Form 20-F
period 2003-03-31
GOVERNOR & CO OF THE BANK OF IRELAND
filed 2003-07-23
CIK 1022575

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

(Mark One) ☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14452

THE GOVERNOR AND COMPANY OF

THE BANK OF IRELAND
(Exact name of registrant as specified in its charter)

IRELAND

(Jurisdiction of incorporation or organization)

LOWER BAGGOT STREET, DUBLIN 2, IRELAND

(Address of principal executive offices)

+353 1 6615933

(Telephone number of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

– Ordinary Stock (nominal value of €0.64 each)	The New York Stock Exchange*
– American Depositary Shares, each representing four units of Ordinary Stock (nominal value of €0.64 each)	The New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Stock, pursuant to the requirements of the Securities and Exchange Commission.

             Securities registered or to be registered pursuant to Section 12(g) of the Act: None

           Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of March 31, 2003:

Ordinary Stock (nominal value of €0.64 per unit): 996,170,626

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES  [X]      NO  [     ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  [     ]      Item 18  [X]

[THIS PAGE INTENTIONALLY LEFT BLANK]

PRESENTATION OF INFORMATION
FORWARD LOOKING INFORMATION
DEFINITIONS
REPORTING CURRENCY
EXCHANGE RATES
SUMMARY INFORMATION
PART 1
Item 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT & ADVISORS
Item 2 OFFER STATISTICS & EXPECTED TIMETABLE
Item 3 KEY INFORMATION
SELECTED FINANCIAL DATA
RISK FACTORS
Item 4 INFORMATION ON THE COMPANY
GENERAL
RECENT DEVELOPMENTS
BUSINESS OVERVIEW
STRATEGY
CORPORATE STRUCTURE
DESCRIPTION OF PROPERTY
COMPETITION
SUPERVISION AND REGULATION
THE IRISH ECONOMY
Item 5 OPERATING & FINANCIAL REVIEW AND PROSPECTS
CRITICAL ACCOUNTING POLICIES
ANALYSIS OF RESULTS OF OPERATIONS
AVERAGE BALANCE SHEET AND INTEREST RATES
DESCRIPTION OF ASSETS AND LIABILITIES
Item 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
DIRECTORS AND SENIOR MANAGEMENT
REMUNERATION OF DIRECTORS AND OFFICERS
CORPORATE GOVERNANCE STATEMENT
COURT OF DIRECTORS
COURT COMMITTEES
EMPLOYEES
STOCK OPTIONS
Item 7 MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS
CONTROL OF REGISTRANT
RELATED PARTY TRANSACTIONS
DESCRIPTION OF US STOCKHOLDERS
RELATIONS WITH STOCKHOLDERS
Item 8 FINANCIAL INFORMATION
DIVIDEND POLICY
LEGAL PROCEEDINGS
PROSPECTIVE ACCOUNTING CHANGES
Item 9 THE OFFER AND LISTING
NATURE OF TRADING MARKET
Item 10 ADDITIONAL INFORMATION
CHARTER AND BYE-LAWS
EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
TAXATION
DOCUMENTS AVAILABLE THROUGH THE SEC
Item 11 MARKET RISK
ANALYSIS OF FINANCIAL CONDITION
RISK MANAGEMENT AND CONTROL
CREDIT RISK
Item 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
Item 13 DEFAULTS, DIVIDEND ARREARAGES & DELINQUENCIES
Item 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS & USE OF PROCEEDS
Item 15 CONTROLS AND PROCEDURES
Item 16 RESERVED
PART III
Item 17 FINANCIAL STATEMENTS
Item 18 FINANCIAL STATEMENTS
Item 19 EXHIBITS
Exhibit 1.2
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2

The Governor and Company of The Bank of Ireland

ANNUAL REPORT ON FORM 20-F

		Page

9	The Offer and Listing	76
	Nature of trading market	76
10	Additional Information	77
	Charter and Bye-Laws	77
	Exchange controls and other limitations affecting Security Holders	80
	Taxation	80
	Documents available through the SEC	83
11	Market Risk	83
	Analysis of financial condition	83
	Risk management and control	85
12	Description of Securities other than Equity Securities (not applicable)	92
	Part II
13	Defaults, Dividend Arrearages & Delinquencies (not applicable)	93
14	Material Modifications to the Rights of Security Holders & Use of Proceeds (not applicable)	93
15	Controls and Procedures	93
16	Reserved	93
	Part III
17	Financial Statements	94
18	Financial Statements	94
19	Exhibits	94

PRESENTATION OF INFORMATION

      In this Annual Report on Form 20-F, the term “Ordinary Stock” refers to units of Ordinary Stock of nominal value €0.64 per unit of the Bank and the term “ADSs” refers to American Depositary Shares each representing the right to receive four units of Ordinary Stock and evidenced by American Depositary Receipts (“ADRs”).

      The ADSs are listed on the New York Stock Exchange and are evidenced by ADRs issued by The Bank of New York as Depositary under a Deposit Agreement.

FORWARD LOOKING INFORMATION

      Certain statements contained in this Annual Report, including any targets, forecasts, projections, descriptions of anticipated cost savings, statements regarding the possible development or possible assumed future results of operations, any statement preceded by, followed by or that includes the words “believes”, “expects”, “aims”, “intends”, “will”, “may”, “anticipates” or similar expressions or the negatives thereof, and other restatements that are not historical facts, are or may constitute forward-looking statements (as such term is defined in the US Private Securities Litigation Reform Act of 1995). Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to (i) risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and UK economies and the international capital markets, the Group’s ability to expand certain of its activities, competition, the Group’s ability to address information technology issues and the availability of funding sources; and (ii) other risks and uncertainties detailed in this Annual Report, including under Item 3 — “Key Information — Risk Factors”. The Bank does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

DEFINITIONS

      For the purposes of this Annual Report, the term “Bank” means The Governor and Company of the Bank of Ireland and the terms “Group” and “Bank of Ireland Group” mean the Bank and its consolidated subsidiaries and, where the context permits, its interests in associated companies and joint ventures.

      Certain financial and statistical information in this Annual Report is presented separately for domestic and foreign activities. Domestic activities include transactions recorded on the books of the Group branches and offices located in Ireland. Foreign activities include transactions recorded on the books of the Group branches and offices in the United Kingdom, the United States of America (“U.S.”) and elsewhere outside of Ireland.

      Unless otherwise stated, for the purposes of this Annual Report, references to “Ireland” exclude Northern Ireland.

REPORTING CURRENCY

      The Group publishes consolidated financial statements in euro (“€” or “EUR”). Each euro is made up of one hundred cent, each of which is represented by the symbol “c” in this Annual Report.

      References to “dollars”, “U.S.$” or “$” or “¢” are to United States (“U.S.”) currency, and references to “STG£”, “GBP£” and “pounds sterling” are to United Kingdom currency. Amounts in dollars, unless otherwise stated, for the current financial (fiscal) year have been translated from euro at the rate prevailing on March 31, 2003 as shown below under “Exchange Rates”. This rate should not be construed as a representation that the euro amounts actually denote such dollar amounts or have been, could have been, or could be converted into dollars at the rate indicated.

EXCHANGE RATES

      As a significant portion of the assets, liabilities, income and expenses of the Group is denominated in currencies other than euro, fluctuations in the value of the euro relative to other currencies have had an effect on the euro value of assets and liabilities denominated in such currencies as well as on the Group’s results of operations. The principal foreign currencies affecting the Group’s financial statements are sterling and the dollar. At July 18, 2003, the Noon Buying Rate (as defined below) was U.S.$1.1239 = €1.00.

      The following table sets forth, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) and the rates used by the Group in the preparation of its consolidated financial statements:

	Year ended March 31,

	2003	2002	2001	2000	1999

	(dollars per €)
Euro/dollar rates:
March 31	1.0900	0.8717	0.8794	0.9574	1.0808
Average(1)	1.0033	0.8803	0.9069	1.0217	1.1295
High	1.1062	0.9535	0.9648	1.0842	1.2223
Low	0.8750	0.8370	0.8270	0.9328	1.0679
March 31 rate used by the Group(2)	1.0895	0.8724	0.8832	0.9553	1.0742
Average rate used by the Group(2)	1.0051	0.8804	0.9053	1.0247	1.1283

      The highest noon buying rate for each of the last six months was: June 2003: 1.1870, May 2003: 1.1853, April 2003: 1.1180, March 2003:1.1062, February 2003: 1.0875, January 2003: 1.0861.

      The lowest noon buying rate for each of the last six months was June 2003: 1.1423, May 2003:1.1200, April 2003: 1.0621, March 2003: 1.0545, February 2003: 1.0708, January 2003: 1.0361.

	Year ended March 31,

	2003	2002	2001	2000	1999

	(STG£ per €)
Euro/sterling rates:
March 31 rate used by the Group(2)	0.6896	0.6130	0.6192	0.5985	0.6663
Average rate used by the Group(2)	0.6460	0.6145	0.6145	0.6368	0.6834

(1)	The average of the Noon Buying Rates on the last day of each month during the financial year.

(2)	The rates used by the Group in the preparation of its consolidated financial statements.

(3)	In the three years to March 31, 2003, certain sterling and US dollar profits were hedged and translated at the following rates;

	€/Stg£	€/US$

Year ended March 31, 2003	—	—
Year ended March 31, 2002	0.6487	—
Year ended March 31, 2001	0.6145	0.9962

SUMMARY INFORMATION

Bank of Ireland Group

      The Bank of Ireland Group is one of the largest Irish financial services groups, with total assets of €89.5 billion (US$97.6 billion) at March 31, 2003. Headquartered in Dublin, the Group operates throughout Ireland and in the United Kingdom. Its market capitalization at March 31, 2003 was € 9.7 billion (US$10.6 billion) and at June 30, 2003 was €10.4 billion (US$12.0 billion).

      The Group provides a broad range of financial services in Ireland to all major sectors of the Irish economy. These include checking and deposit services, overdrafts, term loans, mortgages, international asset financing, leasing, instalment credit, debt factoring, foreign exchange facilities, interest and exchange rate hedging instruments, executor, trustee, stockbroking, life assurance and pension and investment fund management, fund administration and custodial services and financial advisory services, including mergers and acquisitions and underwriting. The Group provides services in euro and other currencies.

      The Group markets and sells its products on a domestic basis through its extensive nationwide distribution network in Ireland, which consisted of 262 full-time branches and 634 ATMs at March 31, 2003, its direct telephone banking service, direct sales forces and its on-line services. The Group’s market share among credit institutions in Ireland was over 20% of resources and loans outstanding as of March 31, 2003.

      In the United Kingdom the Group operates mainly through a grouping of businesses whose functional currency is sterling (UK Financial Services) incorporating Bristol & West plc (“Bristol & West”), the branch networks in Northern Ireland and Britain as well as Chase de Vere Financial Solutions. UK Financial Services provides lending, savings and investment products to customers and operates advice based businesses.

      Operations in the rest of the world are primarily undertaken by Bank of Ireland Asset Management which provides fund management services to institutions and pension funds in the U.S., Europe, Australia, Canada and Japan.

      The Group’s financial highlights for the preceding three years are set out below:

	At and for the Year Ended
	March 31,

	2003	2002	2001

	(€ millions, except per unit amounts
	and percentages)
Income before taxation:
Before exceptional items(1)	1,177	1,122	1,085
After exceptional items(1)	1,013	1,085	992
Income after taxation(2)	850	920	802
Balance Sheet:
Total stockholders’ funds	4,195	4,200	3,830
Total assets	89,505	87,325	78,875
Per unit of €0.64 Ordinary Stock:
Earnings	82.0c	89.0c	73.4c
Diluted earnings	81.2c	88.1c	72.7c
Alternative earnings(3)	99.2c	93.4c	84.5c
Dividends	37.0c	33.0c	29.0c
Ratios (excluding exceptional items)
Return on average total assets(1)(4)	1.1%	1.1%	1.1%
Return on average stockholders’ funds(1)(5)	22.2%	23.5%	24.5%
Capital Ratios:
Tier 1 Capital ratio	8.0%	7.6%	7.8%
Total Capital ratio	11.1%	11.5%	12.4%

(1)	The exceptional items in the year to March 31, 2003 represents the losses relating to the exit from two businesses, Active Business Services and PS Information Resource (IRL) Ltd and the costs associated with the rationalisation of the UK advice-based businesses. In the year to March 31, 2002 the exceptional item represents the charge for the Group Transformation Programme. The exceptional items in the year to March 31, 2001 represent the charge for the Group Transformation Programme and the Deposit Interest Retention Tax (DIRT). (See Note 9 on page F-26).

(2)	Excluding the effect of the DIRT settlement in the year to March 31, 2001, (see Note 9 on page F-26).

(3)	Alternative earnings are included herein as in the opinion of the Directors it provides a more meaningful representation of the ongoing performance of the Group and is in accordance with generally accepted accounting principles in Ireland. The alternative earnings per share is calculated based on the profit attributable to the ordinary stockholders before exceptional items (2003: €153 million, 2002: €30 million, 2001: €104 million) and goodwill amortisation (2003: €20 million, 2002: €14 million, 2001: €7 million) and is not adjusted for the effect of all dilutive potential Ordinary Stock.

The calculation of basic earnings per unit is included in Note 12 to our Consolidated Financial Statements. Basic earnings per unit is calculated by dividing Profit Attributable to Ordinary Stockholders (€825.9m) by the weighted average number of shares in issue (1,007.5m). The following table shows a reconciliation of the alternative earnings to Profit Attributable to Ordinary Stockholders and shows the calculation of alternative earnings per unit.

	2003	2002	2001

Profit attributable to ordinary stockholders	826	895	731
Exceptional items	153	30	104
Goodwill amortisation	20	14	7

Alternative earnings	999	939	842
Weighted average number of shares in issue	1,007.5	1,005.6	996.8
Alternative earnings per unit	99.2c	93.4c	84.5c

(4)	Return on Average Total Assets represents the profit attributable to the Ordinary Stockholders, before exceptional items in the financial years ended March 31, 2003, 2002 and 2001, as a percentage of Average Total Assets. Return on Average Total Assets is included herein as in the opinion of the Directors it provides a more meaningful representation of the ongoing performance of the Group and is in accordance with generally accepted accounting principles in Ireland.

	2003	2002	2001

Profit attributable to ordinary stockholders	826	895	731
Exceptional items	153	30	104
Goodwill amortisation	20	14	7

	999	939	842
Average total Assets	89,271	83,145	73,916

(5)	Return on average stockholders’ funds represents profit attributable to the ordinary stockholders, before exceptional items as outlined in Note 3 above, in the financial year ended March 31, 2003, 2002, 2001 and 1999, as a percentage of average stockholders’ funds, excluding non-equity interests (2003: €66.8 million, 2002: €136.5 million, 2001: €212.8 million, 2000: €206.1 million and 1999: €204.6 million). Return on average stockholders’ funds is included herein as in the opinion of the Directors it provides a more meaningful representation of the ongoing performance of the Group and is in accordance with generally accepted accounting principles in Ireland.

PART 1

Item 1     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT & ADVISORS

      Not applicable.

Item 2     OFFER STATISTICS & EXPECTED TIMETABLE

      Not applicable.

Item 3     KEY INFORMATION

SELECTED FINANCIAL DATA

      The following table presents selected consolidated financial data for the Group for each of the five fiscal years in the five-year period ended March 31, 2003, which have been derived from audited Consolidated Financial Statements of the Group.

      The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements of the Group and the notes thereto, which are included in this Annual Report. The financial results should not be construed as indicative of financial results for subsequent periods. See Item 5 — “Operating & Financial Review and Prospects”.

      As now permitted by a recent change in the legislation governing the preparation of financial statements for credit institutions in Ireland, the European Communities (Credit Institutions Accounts) Regulations, 1992 and in order to present trading revenues in accordance with common practice in treasury and trading book operations, dealing profits now include all profits and losses relating to treasury activities, including interest and dividends arising from long and short positions and funding costs and associated fees receivable and payable. The comparative balances and ratios have also been restated where practical. There is no impact on total operating income, costs, profit before tax or stockholders’ funds.

SELECTED CONSOLIDATED FINANCIAL DATA

	At and for the Financial Year Ended March 31,

	2003(1)	2003	2002	2001	2000	1999

			(restated)	(restated)

	$m	(in € millions, except per unit amounts and percentages)
Income Statement Data
Amounts in accordance with Irish GAAP:
Interest receivable and similar income	4,023	3,691	3,980	4,055	3,002	3,125
Interest payable and similar charges	2,138	1,962	2,402	2,633	1,760	2,009
Net interest income	1,885	1,729	1,578	1,422	1,242	1,116
Provision for bad and doubtful debts	109	100	102	72	56	56
Other income	1,295	1,188	1,227	1,115	900	802
Operating expenses	1,812	1,662	1,582	1,387	1,167	1,060
Income from associated undertakings and joint ventures	24	22	1	7	1	34
Income from ordinary activities before exceptional items	1,283	1,177	1,122	1,085	920	836
Exceptional items(3)	(179)	(164)	(37)	(93)	—	218
Income before taxation	1,104	1,013	1,085	992	920	1,054
Taxation on income from ordinary activities	178	163	165	190	193	248
Deposit Interest Retention Tax(3)	—	—	—	35	—	—
Minority interests — equity	10	9	2	3	3	1
— non equity	6	6	6	7	6	6
Non-cumulative preference stock dividend	10	9	17	26	25	23
Income attributable to holders of ordinary stock	900	826	895	731	693	776
Per unit of Ordinary Stock
Income attributable to holders of ordinary stock	89.4c	82.0c	89.0c	73.4c	68.3c	75.0c
Alternative income attributable to holders of ordinary stock(4)	108.1c	99.2c	93.4c	84.5c		54.8c
Dividends(2)	40.3c	37.0c	33.0c	29.0c	23.5c	18.41c
Amounts in accordance with U.S. GAAP:
Net income attributable to holders of ordinary stock:	836	767	667	689	628	777
Net income per unit of ordinary stock
Basic	82.9c	76.1c	66.3c	69.1c	62.0c	75.1c
Diluted	82.2c	75.4c	65.7c	68.5c	61.6c	74.5c
Number of shares used in EPS calculation	1,007.5	1,007.5	1,005.6	996.8	1,013.6	1,034.8
Balance Sheet Data
Amounts in accordance with Irish GAAP:
Total assets	97,560	89,505	87,325	78,875	68,017	54,314
Loans and advances to customers	62,007	56,887	56,577	51,147	44,844	36,183
Loans and advances to banks	8,153	7,480	8,385	8,115	6,972	3,457
Allowance for loan losses	523	480	500	430	398	359
Deposits, short-term borrowings and other accounts	77,134	70,765	70,068	62,310	54,121	41,877
Dated capital notes	1,406	1,290	1,559	1,549	1,504	814
Undated capital notes	1,540	1,413	965	961	362	575
Minority interests — equity	59	54	91	5	5	3
— non equity	80	73	82	81	87	79
Called up capital stock	740	679	679	691	690	681
Reserves	3,832	3,516	3,521	3,139	2,615	2,196
Total stockholders’ funds including non-equity interests	4,572	4,195	4,200	3,830	3,305	2,877
Amounts in accordance with U.S. GAAP:
Stockholders’ equity	4,566	4,189	4,253	4,141	3,727	3,453
Total assets	99,793	91,553	88,748	80,083	68,666	55,281

	At and For the Financial Year Ended March 31,

	2003	2002	2001	2000	1999

		(restated)	(restated)

	(in percentages)
Other Financial Data
Return on average total assets(5)	1.1	1.1	1.1	1.2	1.1
Return on average stockholders’ funds(6)	22.2	23.5	24.5	24.4	23.8
Net interest margin(7)	2.3	2.3	2.3	2.5	2.5
Net interest margin, tax equivalent basis(8)	2.4	2.3	2.4	2.6	2.6
Cost/income ratio(9)	56	56	54	54	55
Allowance for loan losses to total loans	0.8	0.9	0.8	0.9	1.0
Provisions for bad and doubtful debts to average total loans	0.2	0.2	0.2	0.1	0.2
Tier 1 capital ratio(10)	8.0	7.6	7.8	7.4	9.0
Total capital ratio(10)	11.1	11.5	12.4	11.8	13.0
Average stockholders’ equity to average total assets(11)	5.0	4.9	4.9	5.2	5.1

(1)	Translated solely for convenience into dollars at €1.00 = U.S.$1.0900, the Noon Buying Rate on March 31, 2003.

(2)	See Item 8 “Financial Information — Dividend Policy” for details of dividends per unit of Ordinary Stock in US Dollars.

(3)	The exceptional item in the year to March 31, 2003 represents the losses relating to the exit from two businesses, Active Business Services and PS Information Resource (IRL) Ltd and the costs associated with the rationalisation of the UK advice-based businesses. In the year to March 31, 2002 the exceptional item represents the charge for the Group Transformation Programme. The exceptional items in the year to March 31, 2001 represent the charge for the Group Transformation Programme and the DIRT settlement. The exceptional item in the year to March 31, 1999 represents the profit on the sale of the Group’s interest in Citizens.

(4)	Alternative earnings is included herein as in the opinion of the Directors it provides a more meaningful representation of the ongoing performance of the Group and is in accordance with generally accepted accounting principles in Ireland. The alternative earnings per share is calculated based on the profit attributable to the ordinary stockholders before exceptional items (2003: €153 million, 2002: €30 million, 2001: €104 million, 2000: nil, 1999: €209 million) and goodwill amortisation (2003: €20 million, 2002: €14 million, 2001: €7 million, 2000: nil, 1999: nil) and is not adjusted for the effect of all dilutive potential Ordinary Stock — See page 8 Note (3) for a reconciliation of alternative earnings per share to basic earnings per share.

(5)	Return on average total assets represents profit attributable to the ordinary stockholders, before exceptional items in the financial years ended March 31, 2003, 2002, 2001 and 1999, as a percentage of average total assets. The calculation of the average balances for all years includes daily, weekly or monthly averages for certain reporting units. See Item 5 “Operating & Financial Review and Prospects — Average Balance Sheet and Interest Rates”. The Bank considers these average balances to be representative of the operations of the Group.

(6)	Return on average stockholders’ funds represents profit attributable to the ordinary stockholders, before exceptional items as outlined in Note 3 above, in the financial year ended March 31, 2003, 2002, 2001 and 1999, as a percentage of average stockholders’ funds, excluding non-equity interests (2003: €66.8 million, 2002: €136.5 million, 2001: €212.8 million, 2000: €206.1 million and 1999: €204.6 million).

(7)	Net interest margin represents net interest income as a percentage of average interest earning assets.

(8)	Net interest margin on a tax equivalent basis includes an adjustment to reflect tax benefits received by the Group in return for undertaking certain lending (“tax-based lending”) at rates below market rates to provide incentives for industrial development. The net interest margin is reduced as a result of such lending activity and this tax-equivalent adjustment reflects the tax savings associated with such activity.

	2003	2002	2001

Net Interest Income	1,729	1,578	1,422
Grossing up	27	36	36

	1,756	1,614	1,458
Average Earning Assets	73,810	69,904	61,279

The net interest margin is included here as in the opinion of the Directors it provides a more meaningful representation of the ongoing performance of the Group.

(9)	The cost/income ratio is determined by dividing the total expenses before goodwill amortization of the Group by the total income of the Group.

	2003	2002	2001

Total costs	1,662	1,582	1,387
Goodwill amortisation	20	14	7

	1,642	1,568	1,380

Total Income	2,917	2,805	2,537

The cost/income ratio is included here as in the opinion of the Directors it provides a more meaningful representation of the ongoing performance of the Group.

(10)	The target standard risk-asset ratio set by the Basel Committee is 8%, of which the Tier 1 element must be at least 4%. The minimum risk-asset ratio is set by the Central Bank of Ireland and satisfies capital adequacy requirements of the European Union.

(11)	Average stockholders’ equity includes non-equity interests as noted above. (See page 8 note 5 for further details)

RISK FACTORS

      Set out below are certain risk factors which could negatively affect the Group future results and financial position. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

Risks concerning borrower credit quality and general economic conditions are inherent in the Group’s business.

      Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group’s businesses. Adverse changes in the credit quality of the Group’s borrowers and counterparties or a general deterioration in Irish, UK or global economic conditions, or arising from systemic risks in the financial systems, could reduce the recoverability and value of the Group’s assets and require an increase in Group’s level of provisions for bad and doubtful debts.

Market risks associated with fluctuations in interest rates, foreign exchange rates, bond and equity prices and other market factors are inherent in the Group’s business.

      The most significant market risks the Group faces are interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs. Changes in currency rates, particularly in the euro-sterling and euro-dollar, affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by the Group’s non-euro denominated businesses.

      The Group has implemented risk management methods to mitigate and control these and other market risks to which the Group is exposed. However, it is difficult to predict changes in economic or market conditions and to anticipate the effects that such changes could have on the Group’s financial performance and business operations. See Item 11 — “Market Risk — Risk Management and Control” for a discussion on these risks.

Operational risks are inherent in the Group’s business.

      The Group’s business depend on the ability to process a large number of transactions efficiently and accurately. Losses can result from inadequate or failed internal control processes, and systems, human error, fraud or from external events that interrupt normal business operations. Although the Group has implemented risk controls and loss mitigation actions and substantial resources are dedicated to developing efficient procedures and training to staff, it is only possible to be reasonably, but not absolutely certain that such procedures will be effective. See Item 11— “Market Risk — Risk Management and Control — Operational risk”.

The Group’s businesses are subject to substantial legal, regulatory and governmental requirements and oversight.

      The Group is subject to financial services laws, regulations, administrative actions and policies in each location in which the Group operates. Changes in supervision and regulation, in particular in Ireland and the UK, could materially affect the Group’s business, the products and services offered or the value of assets.

Risks associated with strategic decisions regarding organic growth, the competitive environment and potential acquisitions.

      The Group devotes substantial management and planning resources developing strategic plans for organic growth and identifying possible acquisitions. If the outcome of these plans do not match expectations, the Group’s earnings may not develop as forecasted. In addition, the market for financial services within which the Group operates is highly competitive; the Group’s ability to generate an appropriate return for its shareholders depends significantly upon management’s response to the competitive environment. See Item 4 — “Business Overview” for additional information.

The Group’s insurance businesses are subject to inherent risk regarding claims provisions.

      Claims in the Group’s life assurance businesses may be higher than expected as a result of changing trends in claims experience arising from changes in demographic developments, mortality and morbidity rates and other factors outside the Group’s control. Such changes could affect the profitability of current and future insurance products and services.

Item 4     INFORMATION ON THE COMPANY

GENERAL

      The Governor and Company of Bank of Ireland was established as a chartered corporation by an Act of the Irish Parliament of 1781/2 and by a Royal Charter of King George III in 1783. The Bank of Ireland Group is one of the largest financial services groups in Ireland with total assets of €89.5 billion at March 31, 2003. The address of the principal executive offices is Lower Baggot Street, Dublin 2 (phone 353-1-6615933).

      The Group provides an extensive range of banking and other financial services. All of these services are provided by the Group in Ireland, with a less comprehensive range offered in the United Kingdom.

      The Group has a network of retail branches in Ireland and the United Kingdom. Its international business has centres in Dublin and London. In addition, the Group has a representative office in Frankfurt and wholly owned subsidiaries in Jersey and the Isle of Man.

      The Group provides fund management services through Bank of Ireland Asset Management and in addition to its commercial banking business, the Bank has an instalment finance business, operated through its business unit, Bank of Ireland Finance and an international asset financing subsidiary, Bank of Ireland International Finance Limited; the latter is located in the International Financial Services Center (IFSC) in Dublin. Other subsidiaries include Bank of Ireland Life Holdings plc, a life assurance and pensions company in Ireland (formerly Lifetime and New Ireland), ICS Building Society our home mortgage businesses in Ireland and Bank of Ireland Home Mortgages Limited (“BIM”) and Bristol & West in Britain.

      The Group also holds 90.44% of the equity shares and 49% of the voting shares of J&E Davy Holdings Limited, the holding company for J&E Davy Stockbrokers (“Davy Stockbrokers”), a leading Irish stockbroker. The remaining equity and voting interests in J&E Davy Holdings Limited are held by J&E Davy management.

RECENT DEVELOPMENTS

a)	Since March 31, 2003 Bank of Ireland Securities Services reached agreement on the sale of its share in the alliance jointly operated with State Street in the IFSC. This followed the acquisition by State Street of the global securities services business of Deutsche Bank in 2002.

b)	In line with our current Group strategy to outsource or divest non-core activity we recently appointed Hewlett Packard (HP) as our preferred supplier in the area of IT infrastructure support services. We further appointed EsatBT as preferred provider of network services (voice and WAN), with this service to be managed by HP as part of an overall managed service proposition. We are currently undertaking mutual due diligence with Hewlett Packard and EsatBT, and simultaneously working with employee consultative groups to finalise the employee proposition. We anticipate that contracts will be signed later in 2003.

c)	David Dilger, Chief Executive Officer of Greencore Group plc, Dublin and George Magan, Chairman of Morgan Shipley, Dubai and a Partner in Rhône Group, New York were appointed to the Court as non-executive Directors on July 10, 2003.

BUSINESS OVERVIEW

      The Group provides a broad range of financial services in Ireland to all major sectors of the Irish economy. These include checking and deposit services, overdrafts, term loans, mortgages, international asset financing, leasing, instalment credit, debt factoring, foreign exchange facilities, interest and exchange rate hedging instruments, executor, trustee, stockbroking, life assurance and pension and investment fund management, fund administration and custodial services and financial advisory services, including mergers and acquisitions and underwriting. The Group provides services in euro and other currencies.

      The Group markets and sells its products on a domestic basis through its extensive nationwide distribution network in Ireland, which consisted of 262 full-time branches and 634 ATMs at March 31, 2003, its direct telephone banking service, direct sales forces and its on-line services. The Group’s market share among credit institutions in Ireland was over 20% of resources and loans outstanding as of March 31, 2003.

      In the United Kingdom the Group operates mainly through a grouping of businesses UK Financial Services, whose functional currency is sterling. The grouping consists of Bristol & West plc, the branch networks in Northern Ireland and Britain as well as Chase de Vere Financial Solutions. UK Financial Services provides lending, savings and investment products to customers and operates advice based businesses.

      Operations in the rest of the world are primarily undertaken by Bank of Ireland Asset Management which provides fund management services to institutions and pension funds in the U.S., Europe, Australia, Canada and Japan.

STRATEGY

Strategic Focus

      The Group has a clear four part strategy. While the emphasis on each of the four components may vary depending on opportunity and market circumstances, the Group’s general strategic focus has not changed radically and remains fundamentally that which has delivered 10 years of uninterrupted growth and stockholder returns at levels achieved by few among our peers. The Group believes the strategy is simple and well proven and will continue to deliver growth.

      The four principal components are:

•	Organic Growth

•	Mergers & Acquisitions

•	Capital Management

•	Strategic Cost Management

      The first two of these are the engines for growth while the latter two are about running the Group in the most efficient way possible, both from a balance sheet and operating perspective.

      Underpinning the group strategy are the five Group goals which are:

•	an undiminished focus on Ireland and the UK as a source of continued organic growth, especially in market segments in which we have not reached our full potential

•	the achievement of an increasing proportion of profits from our international businesses

•	a continued drive to increase the proportion of revenues from non-interest income

•	the achievement of an industry-leading cost performance in every Group business

•	optimisation of the mix of our capital structure and capital allocations to deliver enhanced stockholder returns.

      The Group believes the achievement of its strategic goals is also supported by an excellent credit culture, a commitment to the highest standards of corporate governance and behaviour, and a focus on the development of the management and people skills that are essential to progress in the modern financial services environment.

CORPORATE STRUCTURE

      The Group organises its businesses into Retail Republic of Ireland, Bank of Ireland Life, Wholesale Financial Services, UK Financial Services, Asset Management Services and Group and Central. The Group’s

operations extend geographically throughout Ireland and the United Kingdom. The Segmental Analysis note is shown in Note 2, on pages F-15 to F-19 and outlines a detailed analysis of profit contributions by both geographic segments and by business classes.

      The following table shows the profit contribution by business for the three years ended March 31, 2003 and the total assets at March 31, 2003, 2002 and 2001. In order to show profit for each business on a comparable basis, a tax equivalent adjustment has been made to reflect tax benefits the Group has received in return for undertaking certain tax-based lending at rates below market rates to provide incentives for industrial development.

	For the Financial Year Ended March 31,

	2003	%	2002	%	2001	%

	(in € millions, except percentages)
Income Before Tax
Retail Republic of Ireland	375	32	321	29	290	27
Bank of Ireland Life	87	7	122	11	131	12
Wholesale Financial Services	389	33	355	32	283	26
UK Financial Services	352	30	318	28	324	30
Asset Management Services	113	10	126	11	133	12
Group and Central	(85)	(7)	(64)	(6)	(30)	(3)
Tax equivalent adjustment(1)	(54)	(5)	(56)	(5)	(46)	(4)

Income from ordinary activities before exceptional items	1,177	100	1,122	100	1,085	100
Group Transformation Programme	—	—	(37)	—	(93)	—
Exceptional items	(164)	—	—	—	—	—

Income before taxation	1,013	100	1,085	100	992	100

	At March 31,

	2003	%	2002	%	2001	%

	(in € millions, except percentages)
Assets
Retail Republic of Ireland	28,269	22	23,427	21	19,449	19
Bank of Ireland Life	5,728	5	6,028	5	5,305	5
Wholesale Financial Services	51,241	41	43,538	39	38,573	39
UK Financial Services	31,222	25	33,338	29	30,575	31
Asset Management Services	1,611	1	930	1	1,020	1
Group and Central	7,618	6	5,767	5	5,051	5

Total(2)	125,689	100	113,028	100	99,973	100

(1)	The Group undertakes tax based transactions at rates which are less than normal market rates in return for tax relief arising from incentives for industrial development and other reliefs. To assist in making valid comparison of pre-tax performance, the analysis of business unit performance is grossed up.

(2)	Total Assets include intra-group items of €36,184 million (2002: €25,703 million, 2001: €21,098 million).

Retail Republic of Ireland

      Retail Republic of Ireland includes all the Group’s branch banking operations in the Republic of Ireland. The branches offer a wide range of financial products and services in addition to the deposit, lending, checking account and other money transmission services traditionally offered by banks. It also includes ICS Building Society, instalment credit and leasing facilities, as well as a direct telephone banking unit, credit card operations and commercial finance/ factoring businesses.

      As at March 31, 2003, Branch Banking Republic operated 262 full-time branches. A full range of banking services is provided to all major sectors of the Irish economy including small and medium sized commercial and industrial companies. Branches provide checking accounts, demand and term deposit accounts, overdrafts, term loans and home loans as well as customary money transmission and foreign exchange services. Also available through branches are credit cards and assurance and investment products as well as the loan and deposit products of other Group businesses.

      As a building society, ICS is mainly involved in the collection of deposits and the making of loans secured by residential properties. Its mortgage business is generated by its own mortgage stores and by referrals from intermediaries. ICS’s deposits are generated by referrals from Bank branches. Deposits sourced by the Group’s branches come principally from customers who prefer to maintain their funds with a building society. In addition, ICS operates a mortgage servicing center which processes the Bank’s mortgage portfolio as well as its own.

      Bank of Ireland Finance provides instalment credit and leasing facilities. Its products are marketed to the personal, commercial and agricultural sectors by a direct sales force, through the Bank’s branches and by intermediaries such as dealers, brokers, retailers and professionals with whom it has established relationships. Its products include secured instalment credit, leasing, and insurance premium finance. It also provides current asset financing through invoice discounting, factoring and export credit finance and stock purchasing.

      Card Services is responsible for the Group’s credit card activities in the Republic of Ireland and in Northern Ireland. It provides MasterCard, VISA and American Express cards and is supported by Bank branches in marketing its services.

      Banking 365, a direct selling operation, offers personal loan facilities by telephone, outside as well as during normal business hour and it also operates a call centre which deals with customer queries and processes transactions. A related company Premier Direct Insurance Services offers motor insurance over the telephone.

Bank of Ireland Life

      The Group operates in the life and pensions market through Bank of Ireland Life and offers life assurance, protection, pension and investment products primarily to Group customers in Ireland, throughout the Group’s extensive branch banking network and it also operates through the broker channel and its direct sales force, to access the domestic life assurance and pensions markets.

Wholesale Financial Services

      The principal constituents of this division are Corporate Banking, Treasury and International Banking, J&E Davy Stockbrokers, First Rate Enterprises Limited, IBI Corporate Finance Limited and Private Banking.

      Corporate Banking provides an integrated banking service to a significant number of the major corporations in Ireland. The range of lending products provided includes overdraft and short-term loan facilities, term loans, project financing, tax sheltered lending and leasing. Corporate Banking also manages Bank of Ireland International Finance Limited, which operates out of the IFSC in Dublin. This company is engaged in international asset financing, the provision of structured financial transactions in Europe, leveraged acquisition and project finance, and syndicated lending to major multi-national companies, principally in the United Kingdom and the United States.

      Treasury and International Banking is responsible for the Group’s liquidity and funding requirements and interest and exchange rate risk management. In Dublin, Treasury and International Banking deals in a full range of market instruments on behalf of the Group itself and the Group’s principal corporate clients. Activities include dealing in foreign exchange spot and forward contracts, interbank deposits and loans, financial futures, bonds, swaps and forward rate agreements and equity tracker products. Banking services are provided in the Isle of Man. Treasury and International Banking is also represented overseas in Bristol, in the United Kingdom.

      Davy Stockbrokers is one of the largest stockbrokers in Ireland in both the gilt and equity markets (based on turnover in the gilt market and commissions in the equity market).

      First Rate Enterprises Limited specialises in the provision of foreign exchange services through a number of separate businesses. In Ireland, First Rate Ireland operates through its own bureaux located in key tourist locations and through its agencies in more than 400 hotels, shops and tourist sites. It also provides Foreign Exchange Services to An Post (the Irish postal service) and has responsibility for the provision of Foreign Exchange Currency and travellers cheques to the Bank of Ireland Branch Network. In the UK, First Rate Enterprises operates as First Rate Travel Services, a joint venture with the UK Post Office. This company supplies the UK Post Office with foreign currency and travellers cheques through the latter’s 17,500 branches.

      IBI Corporate Finance Limited acts as a financial advisor to companies in Ireland and Britain in connection with take-overs, mergers and restructurings, other acquisitions and disposals and the raising of equity and loan capital, public flotations and stock exchange listings.

      Bank of Ireland Private Banking provides wealth management solutions to high net worth individuals in Ireland. It offers a complete private banking service utilising an extensive range of investment, fiduciary and banking products.

UK Financial Services

      UK Financial Services (UKFS) brings together all of the Group’s significant activities in the sterling area, thus bringing greater focus to our sterling activities. The UKFS structure facilitates the operation of business units by customer segments and needs rather than by traditional brand considerations. The Group believes that the combination of businesses in UKFS represents a business of scale within the UK Financial Services market-place.

      Bristol & West provides standard and non-standard residential mortgages, savings and investment products to retail customers, and operates advice based businesses and is based in Bristol, operating out of 131 branches located mainly in the South West of England. Bristol & West also operates through broker and intermediary channels in sourcing residential mortgages.

      Savings and investment products include traditional savings accounts, online and postal savings accounts, single premium bonds, Individual Savings Accounts and guaranteed equity products.

      Bristol & West’s principal subsidiaries are Bank of Ireland Home Mortgages, a centralised mortgage lender, and Chase de Vere Financial Solutions plc, which is one of the UK’s leading Independent Financial Advisors and provider of online services. Chase de Vere Financial Solutions plc was formed on June 1, 2003 from the merger of the two businesses, both of which had previously operated within the Bristol & West Group.

      Branch Banking Northern Ireland and Great Britain offers deposit, lending, checking account and other money transmission services traditionally offered by banks. In addition, it offers instalment credit and leasing. Business banking units provide loan facilities for medium to large corporate clients while also providing international banking, treasury, current asset financing and electronic banking services.

Asset Management Services

      Asset Management Services is the investment management arm of the Bank of Ireland Group. It provides active and passive investment services for Irish institutional clients and active management of equities and fixed interest securities for international clients. It also acts as sub-advisor for a number of retail distributors in Ireland and overseas. The company’s head office is located in Dublin and it has nine international offices servicing clients across five continents. It had assets under management of €42.7 billion at March 31, 2003.

      Bank of Ireland Securities Services is the investment administration and custodial arm of the group. It has offices in Dublin’s IFSC and Jersey. It provides a full range of fund administration services to leading international fund managers and it supplies a full range of custody services for all Irish and UK instruments to an international and domestic client base as well as offering a full administration out-sourcing service to fund managers. Assets under administration/ custody were €118 billion at March 31, 2003.

Group and Central

      Group and Central mainly includes earnings on surplus capital, and unallocated central overheads.

Material Subsidiaries

      The principal group undertakings at March 31, 2003 were:

		Country of	Statutory
Name	Principal activity	incorporation	year end

Bank of Ireland Asset Management Limited	Asset management	Ireland	March 31
Bank of Ireland International Finance Limited*	International asset financing	Ireland	March 31
Bank of Ireland Life Holdings plc*	Life assurance and pensions	Ireland	December 31
Bristol & West plc	Mortgages, savings and investments	England	March 31
ICS Building Society*	Building society	Ireland	December 31
IBI Corporate Finance Limited	Corporate finance	Ireland	March 31
J & E Davy Holdings Limited	Stockbroking	Ireland	December 31

*	Direct subsidiary of The Governor and Company of the Bank of Ireland.

      All the Group undertakings are included in the consolidated accounts. The Group owns 90.44% of the equity of J & E Davy Holdings Limited and holds 49% of its voting shares. The Group owns 100% of the equity share capital of the other principal group undertakings and 100% of the voting shares of all these undertakings and in the case of ICS Building Society, 100% of the investment shares.

DESCRIPTION OF PROPERTY

      At March 31, 2003 the Bank operated 327 full-time retail bank branches of which 262 were in Ireland, 45 in Northern Ireland and 20 in Britain. Additionally, the Bank has a representative office in Frankfurt, and wholly owned subsidiaries in Jersey and the Isle of Man. The majority of these premises are owned directly by the Group with the remainder being held under commercial leases. The premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for the Bank’s current and anticipated operations.

      The Bank of Ireland Group headquarters, located at Lower Baggot Street, Dublin, Ireland, comprises a complex of three buildings constructed in the 1970s having approximately 18,600 square metres (200,000 square feet) net floor space. The Bank has a 30% equity interest in the premises which are held on a lease which expires in 2071. The freehold interest in the Bank’s headquarters is held in trust on behalf of the Bank of Ireland Staff Pension Fund, which is the Group’s principal pension fund. The Group also occupies approximately 56,000 square metres (602,000 square feet) net for central functions in Dublin; of this space 12,000 square metres (124,000 square feet) net is owned, the balance is held on commercial leases.

      The Bank occupies approximately 2,600 square metres (28,000 square feet) net floor space in Queen Street, London. These premises are held on a lease which expires in 2011.

      Bristol & West’s Head Office is located at Temple Quay, Bristol, England. The administrative building occupies approximately 14,000 square metres net floor space and is 100% freehold. It has a network of 131 operational branches.

      The Head Office of New Ireland Assurance, now part of Bank of Ireland Life, is located at 9/12 Dawson Street, Dublin, Ireland. It has a network of 20 operational branches. The Head Office and Administrative buildings occupy approximately 4,900 square metres (53,000 square feet) net floor space, of which 91% is held freehold.

      Bank of Ireland Asset Management is due to relocate its Head Office to a new building of approximately 9,500 square metres (102,000 square feet) net floor space in October 2003. The premises will be shared with other group units including Bank of Ireland Private Banking and IBI Corporate Finance and are held on a 25 year commercial lease.

COMPETITION

      The Bank of Ireland Group faces strong competition in all of its major markets. Other financial services groups compete for the provision of services to customers in the larger financial markets while local banks and other financial services companies compete within each national market.

Ireland and Northern Ireland

      The Group provides a full range of banking services in Ireland and Northern Ireland. It is subject to competition from various types of institutions within the financial services area. The main competition across the full range of banking activity is from other banks, in particular Allied Irish Banks plc, Ulster Bank Ltd, National Irish Bank Ltd, Northern Bank Ltd and Irish Life and Permanent plc. Allied Irish Banks plc, which also has its head office in Dublin, is the largest competitor in Ireland. Irish Life and Permanent plc, whose retail banking operations trade as Permanent TSB, is also based in Dublin whereas Ulster Bank Ltd, Northern Bank Ltd and AIB Group (UK) plc (which trades as First Trust Bank and is wholly owned by Allied Irish Banks, plc) are the main competitors in Northern Ireland. Ulster Bank Ltd and Northern Bank Ltd are both based in Belfast. Ulster Bank Ltd is a subsidiary of The Royal Bank of Scotland Group plc, and Northern Bank Ltd and National Irish Bank Ltd are subsidiaries of National Australia Bank.

      The Group also competes in the corporate and investment banking services areas with a range of other domestic and foreign banks. There is also competition from the building societies, the Post Office, credit unions and national savings organizations in both Ireland and Northern Ireland. The general competitive environment in Ireland has been affected by the operation of the Competition Act, 2002 which is modelled closely on Articles 81 and 82 of the EC Treaty, and by the implementation of EC Directive 89/ 646 of December 15, 1989 (known as the “Second Banking Coordination Directive”), which permits in Ireland the establishment of branches and the provision of cross border services by banks headquartered elsewhere in the European Union.

Britain

      The Bank of Ireland Group’s operations in Britain are small in the overall market context. Britain has a very highly competitive and sophisticated financial market with over 500 licensed banking institutions with extensive retail networks. In addition, there are approximately 80 building societies, Girobank (utilizing the extensive post office network) and the major insurance companies which also operate nationwide branch networks.

      In Britain, the Group’s principal competitors include, in addition to building societies, other providers of personal financial services, such as banks and insurance companies. Each of these types of financial service providers has expanded the range of services offered in recent years.

SUPERVISION AND REGULATION

IRELAND

      The Central Bank and Financial Services Authority of Ireland Act, 2003 was enacted in April 2003. The Act brings under one supervisory umbrella all of the financial services activities in the State. The Financial Services Regulatory Authority of Ireland (the “Regulatory Authority” or “IFSRA”) is a constituent part of the Central Bank but has no responsibility either for contributing to the stability of the financial system or promoting the efficient and effective operating of payment and settlement systems (the responsibility of the Central Bank) or for holding and managing the foreign reserves of the State, promoting the efficient and effective operations of settlement systems or for the performance of functions imposed on the Central Bank under the Rome Treaty or the European System of Central Banks Statute (the sole responsibility of the Governor of the Central Bank). By contrast, the Regulatory Authority is entrusted with the supervisory activities of the former Central Bank under 29 designated enactments and 35 statutory instruments or orders listed in the Act of 2003. Although the Chairperson, the Chief Executive and four other members of IFSRA are members of the Board of Directors of the

Bank, IFSRA itself has a subsidiary structure comprising the Chairperson, the Chief Executive, the Consumer Director and no fewer than six and no more than eight other persons. Two particular features of the Central Bank and Financial Services Authority of Ireland Act should be noted. First, it established as a separate function the office of the Consumer Director with particular responsibility for the administration of the Consumer Credit Act, 1995, and the consumer protection provisions of other supervisory enactments. The Consumer Credit Act had been administered by a separate office, the Director of Consumer Affairs, since 1995. Second, it established the Irish Financial Services Appeal Tribunal which will hear and determine appeals under any of the designated enactments or statutory instruments referred to above that have the effect of imposing a sanction or liability on any person. The provisions relating to the Irish Financial Services Appeal Tribunal are not yet effective.

      In respect of banking operations in Ireland, the provisions of the Central Bank of Ireland Acts, 1942 to 1998, the Central Bank and Financial Services Authority of Ireland Act, 2003, the European Communities (Consolidated Supervision of Credit Institutions) Regulations, 1992 (the “1992 Consolidated Supervision Regulations”) and the European Communities (Licensing and Supervision of Credit Institutions) Regulations 1992 (the “1992 Licensing Regulations”) apply to the Group.

      All licensed Banks are obliged to draw up and publish their annual accounts in accordance with the European Communities legislation and regulation. Subject to the provisions of the 1992 Licensing Regulations relating to mutual recognition of credit institutions authorized elsewhere in the European Union, the Central Bank Act, 1971 (as amended) (the “1971 Act”) restricts the carrying-on of banking business in Ireland to holders of licenses granted under the 1971 Act. The 1971 Act stipulates that license holders must maintain a minimum deposit with IFSRA. IFSRA has a qualified discretion to grant or refuse a license and may attach conditions to any licenses granted. Bank of Ireland and The Investment Bank of Ireland hold licenses granted under the 1971 Act and no conditions have been attached to them. In September 2000, by means of a scheme of transfer under Part III of the 1971 Act, Bank of Ireland Finance Limited transferred all of its business and undertakings to Bank of Ireland and surrendered its banking license. IFSRA, after consultation with the Minister for Finance, may revoke a license under certain circumstances specified in the 1971 Act.

      IFSRA has statutory power to carry out inspections of the books and records of license holders and to obtain information from license holders about their banking and bank-related business. Pursuant to this power, IFSRA carries out regular review meetings and periodically inspects licensed banks. IFSRA is also empowered by law to obtain information from license holders about their banking and bank-related business.

      IFSRA may also prescribe ratios to be maintained between, and requirements as to the composition of, the assets and liabilities of licensed banks, to prescribe maximum interest rates permitted to be charged and to make regulations for the prudent and orderly conduct of banking business of such banks. The 1992 Licensing Regulations set forth minimum start-up and ongoing capital requirements for banks licensed by IFSRA and require applicants for a license to notify IFSRA of the identity of certain shareholders and the size of their holdings in the applicant. IFSRA also sets requirements and standards from time to time for the assessment of applications for licenses. The most recent requirements and standards were published in the Quarterly Review of the Central Bank of Ireland, Winter 1995, and are non-statutory requirements which are applied by IFSRA to credit institutions as a supplement to the statutory requirements referred to generally in this section but do not purport to interpret or refer comprehensively to the statutory provisions applicable to credit institutions.

      The Group is also subject to EC Directives relating to capital adequacy, and in the area of monitoring and control of large exposures. The EC Directives have been implemented in Ireland by way of administrative notice, and were codified into a single text by Directive 2000/12/EC of March 20, 2000.

      The Group’s operations in overseas locations are subject to the regulations and reporting requirements of the regulatory and supervisory authorities in the overseas locations with the IFSRA having overall responsibility for their regulation and supervision. IFSRA is required to supervise the Group on a consolidated basis, i.e., taking account of the entire Group activities and relationships.

      Licensed banks must notify their existing fees and charges and related terms and conditions, and any changes therein from time to time to the Consumer Director of IFSRA, who can direct that no fees, charges or increases or changes therein be made without his or her approval. These requirements were extended to bureaux de change by the Central Bank and Financial Services Authority of Ireland Act, 2003.

      Any acquisition by a person or more than one person acting in concert of 10% or more of the total shares or of the total voting rights attaching to shares (an “acquiring transaction”) in a licensed bank, unless exempted, requires the prior approval of IFSRA. A proposed acquiring transaction must be notified to IFSRA, which may seek further information. IFSRA’s approval is subject to the prior consent of the Minister for Finance where a person proposes to participate in an acquiring transaction involving the acquisition of shares or other interest in a licensed bank, which controls directly or indirectly not less than 20% of the total assets in Ireland of all licensed banks.

      In addition, any person who proposes to acquire directly or indirectly a “qualifying holding” in a credit institution (which includes the Bank) must notify IFSRA in advance of the proposed acquisition and must supply such details of the proposal as IFSRA may specify. A “qualifying holding” for these purposes means (i) a holding by a person, either on his own or in concert with another person, of 10% or more of the shares (which includes certain interests therein) or the voting rights attaching to the shares in the credit institution, or (ii) a shareholding or interest held by a person in a credit institution which either confers a right to appoint or remove one or more members of the board of directors or of the committee of management of the credit institution, or otherwise allows that person to exercise a significant influence over the direction or management of the credit institution. Such a person must likewise notify IFSRA of every proposal to increase its direct or indirect qualifying holding so that the holding would reach or exceed 20%, 33% or 50% of the shares, or of the voting rights attaching to shares in the credit institution or, in the case of a person that is a corporate entity, if the person proposes to acquire any shares or interest in the credit institution which would make that institution its subsidiary for the purpose of the 1992 Licensing Regulations.

      A person must not acquire a qualifying holding or increase the size of his qualifying holding as set out above until the earlier of three months elapsing from the date of notification to IFSRA or receipt of notification from IFSRA that it will not object to the proposed acquisition or increase.

      IFSRA is also entrusted with responsibility for the regulation of payment systems and the supervision of bureaux de change.

      Building societies are subject to regulation by IFSRA. Building societies may engage in a wide range of services beyond the traditional activity of taking of interest bearing deposits and the making of advances secured by mortgages on freehold or leasehold property.

      All credit institutions are obliged to take the necessary measures to counteract money laundering effectively in accordance with the Criminal Justice Act, 1994, (as amended) and the Guidance Notes for Credit Institutions which were issued with the approval of the Money Laundering Steering Committee. Revised guidance notes were issued in 2002.

      Under the European Communities (Deposit Guarantee Schemes) Regulations, 1995 (amended in 1999 and 2002) IFSRA also operates a statutory depositor protection scheme to which both licensed banks and building societies are required to make contributions amounting to 0.2% of their total deposits. The Regulations extend to branches of the Bank in other European Union States under the principle of “home country” control. The maximum level of compensation payable to any one depositor is 90% of the aggregate deposits held by that depositor subject to a maximum compensation of € 20,000.

      In parallel with European initiatives relating to the mutual recognition of credit institutions authorized elsewhere in the European Union, the legislative authorities of the European Union have enacted a number of measures designed to achieve similar liberalization in the investment services sector.

      The Investor Compensation Act, 1998 provides for the payment of compensation to clients of investment business firms, stock exchange member firms, credit institutions and assurance intermediaries (all “Investment Firms”) when an Investment Firm is unable to return money or investment instruments belonging to clients. IFSRA is the supervisory authority for investor compensation schemes. The Investor Compensation Company Limited administers investor compensation arrangements. Investment Firms are required to contribute to a fund maintained by the Company to pay compensation to clients of Investment Firms. The Act allows separate compensation schemes to be put in place, subject to IFSRA, for certified persons under the Investment Intermediaries Act. Clients of Investment Firms will be entitled to compensation of up to €20,000 or 90% of the sum lost, whichever is the lesser.

      In 2001 the Central Bank issued a Code of Practice for Credit Institutions (setting down standards of good banking practice to be followed by banks in their dealings with consumers), a Code of Conduct for Investment Business Services of Credit Institutions and advertising requirements applicable to Credit Institutions.

      The activities of the Group’s assurance business, Bank of Ireland Life, are regulated by IFSRA following the enactment of the Central Bank and Financial Services Authority of Ireland Act, 2003.

UNITED KINGDOM

      In respect of the Group’s separate banking operations in Northern Ireland and Britain, the Bank has the status of “European institution” under the Banking Coordination (Second Council Directive) Regulations, 1992 (the “Regulations”) and is entitled to carry on in the United Kingdom any of the listed activities in the Second Banking Coordination Directive which it is authorized to carry on in Ireland.

      Powers of the Financial Services Authority (“FSA”) in relation to European institutions are limited because, pursuant to the principle of “home country” control incorporated in the Second Banking Directive, IFSRA, as the competent authority in Ireland, has primary responsibility for the supervision of credit institutions incorporated in Ireland. The FSA, however, has a specific responsibility to cooperate with IFSRA in ensuring that branches of European credit institutions from Ireland maintain adequate liquidity in the United Kingdom. The FSA also has the responsibility to collaborate with IFSRA in ensuring that Irish credit institutions carrying on activities listed in the Second Banking Directive in the United Kingdom take sufficient steps to cover risks arising from their open positions on financial markets in the United Kingdom. In addition, it has made certain rules with regard to the approval of advertisements and the handling of complaints in the United Kingdom.

      Under the Regulations, the FSA is empowered in specified circumstances to impose a prohibition on, or to restrict the listed activities of, a European institution. Consistent with the allocation of supervisory responsibilities in the Second Banking Directive, the FSA would usually exercise its power only after consulting the Central Bank of Ireland which, inter alia, expresses willingness of the respective authorities to exchange information in order to facilitate the effectiveness of the supervision of credit institutions in the European Union. It also provides for the exchange of information in crisis situations and in cases where the authorities become aware of contraventions of the law by institutions covered by the Second Banking Directive operating in their territory.

      Because the Bank has established a place of business in England, it is subject to the provisions of the Companies Act 1985 which affect overseas companies. Equally, on account of its having established a place of business in Northern Ireland in connection with its operations there, the Bank is subject to the provisions of Part XXIII of the Companies (Northern Ireland) Order 1986 which apply to companies incorporated outside Northern Ireland which have established a place of business in Northern Ireland.

      In respect of its banking operations in Northern Ireland, the Bank is empowered under the Bank of Ireland Act, 1821 to issue bank notes as local currency, and is subject to the provisions of the Bankers (Northern Ireland) Act, 1928, the Bank of Ireland and Subsidiaries Act, 1969 and the Financial Services and Markets Act, 2000 in respect thereof.

      In addition to the role of the FSA in relation to the Group as a European Institution described above, the FSA is also the home country regulator of a number of UK incorporated members of the Group. These include Bristol & West plc (an authorised bank and successor to Bristol & West Building Society) and Chase de Vere Financial Solutions plc (an independent financial adviser). Since December 1, 2001, the FSA’s power and responsibilities derive from the Financial Services and Markets Act 2000 (“FSMA”), which gave effect to a major overhaul of the regulatory system in the UK.

      The FSA’s basic method of supervising banks involves the regular reporting of statistical information and a regular set of returns giving balance sheet and consolidated statement of income and data, material on the maturity structure of assets and liabilities, sectoral analysis of business and details of concentration of risk in assets and deposits. Review meetings are held by the FSA with the management of regulated firms. Under the risk based approach introduced in 2001 (“ARROW”) the FSA’s supervision of banks is based on a systematic analysis of the risk profile of each bank. The FSA also publishes requirements it expects banks to meet on matters such as capital adequacy, limits on large exposures to individual entities and groups of closely connected entities and liquidity.

      In order to maintain authorisation under the FSMA, regulated firms must be able to demonstrate that they have adequate resources and that they are fit and proper. In addition, firms must meet the FSA’s requirements with regard to senior management arrangements, systems and controls, conduct of business, training and competence, money laundering and complaints handling.

      In addition to various powers to make rules and issue guidance, the FSMA also gives the FSA power to gather information, undertake investigations and to impose sanctions both on regulated firms and on certain of their directors and managers. For example, under FSMA section 166 the FSA may require an authorised firm to provide it with a report from a skilled person (for example an accountant) in relation to the exercise of the FSA’s functions.

      Various members of the Group hold licences from the UK Director General of Fair Trading under the Consumer Credit Act, 1974 in relation to regulated consumer credit lending and mortgage broking. The Director General of Fair Trading has certain powers in relation to these activities.

THE IRISH ECONOMY

      Ireland is a small open economy with a population of 3.9 million people. It was a founding member of the European Monetary System in 1979 and was in the first group of countries to participate in the European Monetary Union in 1999. Total Gross Domestic Product (GDP) in 2002 was €129 billion and is estimated by the Government at €139 billion in 2003. The Irish economy has expanded very strongly over the past decade, with real GDP growth averaging 7.8% per annum between 1992 and 2002. Growth has been broadly based, with consumption, investment and external trade all making a strong contribution over the period.

      The growth of the Irish economy began to slow in 2001, largely due to a deceleration in export growth and a fall in investment spending, in turn reflecting the weaker global backdrop. Consumption growth remained resilient, however, underpinning GDP growth of 6.2%. Investment recovered somewhat in 2002, recording marginally positive growth, driven by residential investment. Public consumption grew strongly, partially offsetting a deceleration in personal consumption. This resulted in domestic demand growth of 2.9%, which is a better guide to underlying economic conditions in 2002, as export growth was skewed towards a few specific industries, resulting in GDP growth of 6.9%. Unusually high profits in these industries also distorted GNP, which grew by 0.1%.

      Employment has held up well despite slower economic growth, rising by 1.4% in 2002. Consequently, Ireland has seen only a moderate pickup in unemployment, with the rate increasing from a low of 3.6% in early 2001 to 4.6% by mid 2003.

Item 5     OPERATING & FINANCIAL REVIEW AND PROSPECTS

CRITICAL ACCOUNTING POLICIES

      The Group’s financial statements are prepared in accordance with accounting principles generally accepted in the Republic of Ireland. In preparing these accounts, management are required to select suitable accounting policies and make judgements and estimates that are reasonable and prudent. Full details of the significant accounting policies and estimation techniques adopted in the preparation of the 2003 accounts are set out on pages F-11 to F-15.

      The group believes that of its significant accounting policies and estimation techniques, the following may involve a higher degree of judgement and complexity.

Loan Losses

      The Group lends money to its customers by means of unsecured lending and secured lending, where collateral is held in respect of some or all of the outstanding balance. Where there is a risk that the Group will not receive full repayment of the amount advanced, provisions are made in the financial statements to reduce the carrying value of loans and advances to the amount expected to be recovered.

      The estimation of credit losses is inherently uncertain and depends on many factors such as general economic conditions, collateral values, cash flows, structural changes within industries and other external factors. The calculation of specific provisions is based on the likelihood of default and the estimated loss arising to the Group in that instance. These assessments are made using a combination of specific reviews, statistical techniques based on previous loan loss experience and management’s judgement. Certain aspects of this process may require estimation, such as the amounts and timing of future cash flows and the assessment of the realisable value of collateral held. For the purpose

      General provisions are also maintained to cover loans, which are impaired at the balance sheet date and while not specifically identified, are known from experience to be present in any portfolio of loans. The general provision is calculated by reference to among other things, loss experience by loan type or sector and the underlying grade profile of the loan book at year end and is assessed independently of line management by the Group’s central credit review function. The methodology adopted, whilst continuing to be refined, has been consistently applied in recent years and is in line with industry practice in the UK and Ireland.

      At March 31, 2003, the bank held provisions for bad and doubtful debts of €480m against total loans and advances of €57,367m. The Group considers that the provisions for bad and doubtful debts at March 31, 2003 were adequate based on information available at that time. However, actual losses may differ as a result of changes in collateral values, the timing and amounts of cash flows or other economic events. Interest is accrued on loans and advances unless its receipt is in significant doubt.

      Further details setting out the provisioning policy relating to loan losses is set out on page 89 of this document.

Pensions

      The Group operates a number of defined benefit pension schemes. In determining the actual pension cost, the actuarial value of the assets and liabilities of the scheme are calculated. This involves modelling their future growth and requires management to make assumptions as to price inflation, dividend growth, salary and pensions increases, return on investments and employee mortality. There are acceptable ranges in which these estimates can validly fall. The impact on the results for the period and financial position could be materially different if alternative assumptions were used.

Goodwill

      In accordance with Financial Reporting Standard 10, “Goodwill and Intangible Assets”, goodwill on acquisitions after April 1, 1998 is capitalised as an asset on the balance sheet and amortised to the profit and loss account over its estimated useful economic life. Of the €266 million of unamortised goodwill at March 31, 2003, €99 million relates to the acquisition of Chase de Vere and is amortised over 20 years and €163m relating to Iridian and is amortised over its estimated useful life of 15 years.

      The determination of the estimated economic useful life of goodwill requires the exercise of judgement. The profit and loss charge for the year would be different if a useful life longer or shorter than the periods referred to were used.

      Management also have to consider at least annually whether the current carrying value of goodwill is impaired. This is particularly important under US GAAP where goodwill is not being amortised. For the purposes impairment reviews, the goodwill is allocated to business segments that represent independent operating units. The first element of this allocation is based on the areas of the business expected to benefit from the synergies derived from the acquisition. The second element reflects the allocation of the net assets acquired and the difference between the consideration paid for those net assets and their fair value. The carrying value of the operating unit, including the allocated goodwill, is compared to its fair value to determine whether any impairment exists. In the absence of readily available market price data this calculation is usually based upon discounting expected cashflows at a relevant discount factor, the determination of both of which require the exercise of judgement.

Life Assurance Operations

      The Group accounts for the value of the shareholder’s interest in long-term assurance business using the embedded value basis of accounting. Embedded value is comprised of the net tangible assets of BOI Life and the present value of its in-force business. The value of in-force business is calculated by projecting future surpluses and other net cash flows attributable to the shareholder arising from business written up to the balance sheet date and discounting the result at a rate which reflects the shareholder’s overall risk premium, after provision has been made for taxation.

      Future surpluses will depend on experience in a number of areas such as investment returns, lapse rates, mortality and investment expenses. Surpluses are projected by making assumptions about future experience, having regards to both actual experience and forecast long-term economic trends. Changes to these assumptions may cause the present value of future surpluses to differ from those assumed at the balance sheet date and could significantly affect the value attributed to the in-force business. The value of in-force business could also be affected by changes in the amounts and timing of other net cash flows (principally annual management charges and other fees levied upon the policyholders) or the rate at which the future surpluses and cashflows are discounted. In addition, the extent to which actual experience is different from that assumed will be recognised in the profit and loss account for the period.

Fair Value of Financial Instruments

      Some of the Bank’s financial instruments are carried at fair value, including both derivatives and debt securities held for trading purposes. Financial instruments entered into as trading transactions, together with associated hedging thereof, are measured at fair value with the resulting profit or loss included in dealing profits.

      Fair values are based on quoted market prices or appropriate pricing models. Where models are used, the methodology is to calculate the expected cash flows and discount these back to a present value. They use independently sourced parameters including interest rate yield curves, equity prices, option volatility and currency rates. The calculation of fair value for any instrument may require adjustment to reflect credit risk (where not embedded in the model used), hedging costs or the cost of illiquid positions.

      The valuation model used for a specific instrument, the quality and liquidity of market data and other adjustments all require the exercise of judgement. The use of different models or other assumptions could result in changes in reported financial results.

Debt Securities

      Debt securities held for trading purposes are valued at fair values using market values where available. Where market values are not available, in the case of “unlisted securities” fair values are represented by the use of other means such as price quotations for similar investments, or pricing models. At March 31, 2003 “unlisted securities” represented 13.7% of the total portfolio of debt securities held.

      Debt securities held for investment purposes are stated at cost, adjusted for the amortisation of premia or discounts on an appropriate basis. The group conduct regular impairment reviews of the investment portfolio and considers indicators such as downgrades in credit ratings or breaches of covenants as well as the application of judgement in determining whether creation of a provision is appropriate. The use of different models or other assumptions and methods with respect to the valuation of debt securities could result in changes in reported financial results.

US GAAP

      The significant differences between Irish and U.S. GAAP are set out in Note 45 on page F-82 to F-100 which includes a reconciliation of the significant differences from Irish GAAP to U.S. GAAP.

Liquidity including off balance sheet arrangements

      The Group’s overall liquidity policy and control is the responsibility of the asset and liability committee (ALCO) and is managed by treasury and international banking to ensure that the Group can meet its current and future re-financing needs at all times and at acceptable costs. The Group believed that its liquidity position was strong at March 31, 2003. Bank of Ireland is currently unaware of any terms, conditions or circumstances that could significantly impair the Group’s ability to raise short or long-term funding.

      Liquidity management within the Group has two main strands. The first is day-to-day funding, managed by monitoring future cash flows to ensure that requirements can be met. This includes replenishment of existing funds as they mature or are withdrawn to satisfy demands for additional borrowings by customers. The second is maintaining a portfolio of highly marketable assets that can easily be liquidated as protection against any unforeseen interruption to cash flow.

      An important source of liquidity is our core retail deposits in Ireland and the United Kingdom, mainly current accounts and savings accounts. Although current accounts are repayable on demand and savings accounts are repayable at short notice, maintaining a broad base of customers, both numerically and by depositor type, helps to protect against unexpected fluctuations. Such accounts form a stable deposit base for the Group’s operations and liquidity needs.

      Monitoring and reporting take the form of cash flow measurement and projections for the next day, week and month as these are key periods for liquidity management. This is based on principles agreed by the Irish Central Bank and the UK Financial Services Authority. Each operation is required to maintain sufficient access to funds, in terms of maturing assets and proven capacity to borrow in the money markets.

      Additionally, in evaluating its liquidity position, the Group monitors unmatched medium-term assets and the level and type of undrawn lending commitments, the usage of overdraft facilities and the impact of contingent liabilities such as standby letters of credit and guarantees.

      Liquidity risk is discussed on page 91 and capital resources are discussed on page 83 of the Financial Condition. Details of contractual cash obligations and other commercial commitments are set out on page F-69 and in Note 39 to the accounts.

Special Purpose Vehicles

      Irish GAAP requires that financial accounts present a true and fair view, which includes reflecting the substance of the transactions and arrangements and not just the legal form. Accordingly, the substance of any transaction with a Special Purpose Vehicle (SPV) forms the basis for the treatment in the Group’s accounts. An SPV is consolidated by the Group either if it meets the criteria of Financial Reporting Standard No. 2 “Accounting for subsidiary undertakings”, or in accordance with Financial Reporting Standard No. 5 “Reporting for the substance of transactions” if the risk and rewards associated with the SPV reside with the Group, such that the substance of the relationship is that of a subsidiary.

      Bank of Ireland Group uses SPV’s in a number of contexts

•	The most common form of SPV in a banking context is a securitisation. This involves the acquisition of financial assets by the SPV that are funded by the issuance of securities to external investors which have cash flows different from those of the underlying instruments. The repayment of these securities is determined by the performance of the assets acquired. The Group has used SPVs to securitise some of its lending portfolio and continues to administer the loans for which it receives fees and income. Further information relating to the Group’s securitisation programme is given in Note 15.

•	Bank of Ireland provides investment advisory services and a liquidity facility to a company involved in a commercial paper conduit program. The company purchases publicly rated marketable investment securities with initial minimum ratings of Aa3/AA- by Moody’s/S&P. The company funds the purchase of the securities by way of an uncommitted loan from a Delaware incorporated company (known as a multi-seller conduit) which in turn issues commercial paper to investors in the US and European commercial paper markets. A US bank administers the day-to-day operations of the company and the multi-seller conduit. The US bank is also responsible for arranging the issuance of the commercial paper by the multi-seller conduit. As of July 15, 2003, the commercial paper issued by the multi-seller conduit is rated P-1/A-1/F1 by Moody’s/S&P/Fitch.

As of March 31, 2003, the Group had an outstanding undrawn liquidity facility to the company amounting to €438.1m. Based on the company acquiring further high quality publicly rated marketable investment securities (with initial minimum ratings of Aa3/AA- by Moody’s/S&P), the liquidity facility provided by the Group to the company could increase to a current maximum of US$1.03bn. The Group’s maximum exposure to loss, in the highly unlikely event of non-performance of the entire portfolio of assets in the company, is represented by the contractual amount of the facility.

•	As part of its normal lending activities, an SPV may be used to fund the purchase or construction of specific assets, typically property or equipment. This is common in the banking industry as it enables the customer to minimise its funding cost while facilitating the bank in minimising its collateral risk. Any financing relationships are entered into at arms length prices and subject to the Group’s normal credit underwriting standards. In the case of Bank of Ireland, all of these types of entities are fully consolidated and the exposures arising from such lending and/or leasing is included in loans and advances to customers, while exposures in the form of guarantees or undrawn credit lines are included within commitments.

Capital Resources

      As at March 31, 2003, Bank of Ireland Group had €1,413m of Undated Loan Capital and €1,290 million of Dated Loan Capital, a total of €2,703 million in aggregate Subordinated Liabilities. Of the Dated Loan Capital €1,145 million is repayable in five or more years. The cost and availability of subordinated debt are influenced by credit ratings. A reduction in the ratings assigned to the Group’s securities could increase financing costs and reduce market access. At March 31, 2003, the credit ratings of Bank of Ireland Group were as follows:

Senior Debt

Moody’s	Aa3
Standard & Poors	A+
Fitch	AA-

      These credit ratings are not a recommendation to buy, hold or sell any security and each rating should be evaluated independently of every other rating. These ratings are based on current information furnished to the rating agencies by Bank of Ireland and information obtained by the rating agencies from other sources. The ratings are accurate only as of the date of this document and may be changed, superceded or withdrawn as a result of changes in, or unavailability, of such information.

      As at March 31, 2003, Bank of Ireland Group had €867 million of obligations under non cancellable operating leases of which €53 million are due within one year, €190 million are due within one to five years and €624 million are due after five years. Obligations under capital leases were €3.7 million of which €0.6 million are due within one year and €3.1 million are due between one to five years.

      Commitments for future capital expenditure are not material. See Note 22 for further details.

      In addition, the group takes deposits and other liabilities in the normal course of its banking business. The maturity of deposits by banks is given in Note 25, customer accounts in Note 26 and debt securities in issue in Note 27.

ANALYSIS OF RESULTS OF OPERATIONS

Overview

      In the year to March 31, 2003 the Group reported profit on ordinary activities before tax and exceptional items of €1,177 million, an increase of 5% on the previous year. Alternative earnings per share (which excludes goodwill amortisation and exceptional items) of 99.2 cent increased by 6%. The Group has proposed a final dividend of 23.8 cent, which, combined with the interim dividend of 13.2 cent, represents a total dividend of 37 cent, an increase of 4 cent or 12% year on year. Profit before taxation, at €1,013 million, compares with €1,085 million for the previous year and is after the exceptional charge of €164 million arising from the withdrawal from certain businesses and reorganisation costs in the UK.

      Return on average stockholders’ equity, excluding exceptional items, was 22%, the tenth successive year in which the Group has achieved ROE in excess of 20%. The share buy-back programme will enhance ROE in the future.

      During the year, the Group exited its joint venture with Perot Systems and sold a UK processing operation, Active Business Services. MX Financial Solutions, one of two IFAs operated by the Group in the United Kingdom, was merged with Chase de Vere Investments, which the Group expects will result in significant cost savings.

      Total income increased by 4%, with net interest income growth of 10% being particularly strong, driven by good volume growth and a slight widening of the Group’s net interest margin. The growth in net interest income more than compensated for a fall in other income of 3%, due to the downturn in world equity markets, which impacts on the embedded value of our life assurance business, the income earned from assets under management in our funds management business, income from the sale of equity based products and income from our advice based businesses in the UK.

      Group costs increased by 5% compared to income growth of 4%. This is a significant improvement on the position that obtained last year when costs were up 14% against income growth of 11%. The Group believes that this improvement demonstrates the increasing importance of the Group’s sound cost culture in the face of a more challenging business environment. A core strategic objective is that every business unit will achieve an independently benchmarked, industry leading cost structure. A number of Group businesses such as Wholesale Financial Services and Asset Management Services are already at or very close to best practice. Others still have some distance to travel but are totally focused on the achievement of our strategic cost objective.

      In the year to March 31, 2002 the Group reported profit on ordinary activities before tax and exceptional item of €1,122 million an increase of 3.4% on the previous year. Profit after taxation for this same period increased by 14.7% to €920 million. Total average earning assets increased by 14.1% to €69.9 billion. The return on average total assets was 1.1% and return on average stockholders funds was 23.5%.

      In the year to March 31, 2001 the return on average total assets was 1.1% and the return on average stockholders funds was 24.5%.

Results of Operations — Group Analysis

      The following is a discussion and analysis of the results of operations of the Group by nature of income and expense.

Group Income Statement

	For the Financial Year Ended March 31,

	2003	2002	2001

		(restated)(3)	(restated)(3)

	(in € millions)
Net interest income	1,729	1,578	1,422
Other income(1)	1,210	1,228	1,122
Operating expenses	1,662	1,582	1,387
Provision for loan losses	100	102	72

Income before exceptional items	1,177	1,122	1,085
Group Transformation Programme	—	(37)	(93)
Exceptional items(2)	(164)	—	—

Income from ordinary activities before taxation	1,013	1,085	992

(1)	Includes income from associated undertakings.

(2)	The exceptional item in the year to March 31, 2003 represents the charge for losses relating to the exit from two businesses Active Business Services, and PS Information Resource (IRL) Ltd and the costs associated with the rationalisation of the UK advice-based businesses.

(3)	Details of the restatement are outlined in the change in accounting policy in Note 1 — Basis of Accounting and Accounting Policies.

Net Interest Income

      The following table shows net interest income for each of the three years ended March 31, 2003:

	For the Financial Year Ended March 31,

	2003	2002	2001

		(restated)	(restated)

	(in € millions)
Interest receivable	3,691	3,980	4,055
Interest payable	1,962	2,402	2,633

Net interest income	1,729	1,578	1,422

      The principal factors affecting the level of net interest income earned by the Group are the volume of interest earning assets and the spread earned on those assets. In the year ended March 31, 2003, the level of interest earning assets has increased significantly, and the Group’s net interest margin has increased slightly to 2.38% on a tax equivalent basis.

      Management believes that the Group’s net interest margin will continue to be influenced by the mix of assets in the Group Balance Sheet, the general interest rate environment in the jurisdictions which the Group operates within and the continued trend in the movement to higher yielding deposits out of ordinary demand deposits. Furthermore, future changes in net interest spread will depend, among other factors, on the demand for residential mortgages and savings products and on the level of competition for these products.

Financial Year ended March 31, 2003 compared to financial year ended March 31, 2002

      Net interest income increased by 10% or €151 million to €1,729 million. A significant part of the increase was due to higher lending volumes, with the Group’s average earning assets increasing by 6% during the year. The Group’s net interest margin, at 2.38 % on a tax equivalent basis, was slightly higher than the previous year.

      Group average lending increased by 6%, with Retail Republic of Ireland and UKFS accounting for most of the increase. The Group net interest margin was 7 bps higher than the previous year, with the domestic margin decreasing by 9 bps to 2.65% — mainly attributable to higher wholesale funding — and the foreign or overseas net interest margin increasing by 20 bps to 1.99%, mainly in UKFS.

Financial Year ended March 31, 2002 compared to financial year ended March 31, 2001

      Net interest income increased by 11% to €1,578 million in 2002 from €1,422 million in the prior year, an increase of €156 million.

      The increase in net interest income was principally driven by increases in average lending of 13% and average customer deposits of 16% across the Group, with some minor contraction in the Group net interest margin. Average earning assets increased by 14% over the previous year from €61.3 billion to €69.9 billion, with domestic average earning assets increasing by 19% to €38.4 billion and average foreign earning assets increasing by 9% to €31.5 billion. Increases in volumes were recorded in all significant businesses.

      The following tables set forth yield, spreads and margins, prevailing average interest rates and average interest earning assets for each of the three years ended March 31, 2003:

	For the Financial Year Ended March 31,

	2003	2002	2001

		(restated)	(restated)

	(percentages)
Gross yield(1)	5.0	5.7	6.6
Interest spread(2)	2.0	1.8	1.8
Net interest margin(3)	2.3	2.3	2.3
Net interest margin, tax equivalent basis(4)	2.4	2.3	2.4
Domestic net interest margin, tax equivalent basis(4)	2.7	2.7	2.8
Foreign net interest margin, tax equivalent basis(4)	2.0	1.8	1.9

(1)	Gross yield represents the average interest rate earned on interest-earning assets.

(2)	Interest rate spread represents the difference between the average interest rate earned on interest-earning assets and the average interest rate paid on interest-bearing liabilities.

(3)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

(4)	Net interest margin on a tax equivalent basis includes an adjustment to reflect tax benefits received by the Group in return for tax-based lending at rates below market rates. The net interest margin is reduced as a result of such lending activity and this tax equivalent adjustment reflects the tax savings associated with such activity. (Further details can be seen in note 8 on page 11)

Average Interest Earning Assets

	For the Financial Year Ended March 31,

	2003	2002	2001

		(restated)	(restated)

	(in € billions)
Group	73.8	69.9	61.3
Domestic	42.8	38.4	32.3
Foreign	31.0	31.5	29.0

	For the Financial Year Ended March 31,

	2003	2002	2001

	(percentages)
Ireland
European interbank offered rate:
One month Euribor	2.61	3.36	4.60
Three month Euribor	2.56	3.45	4.70
United Kingdom
London interbank offered rate:
One month	3.71	4.02	5.99
Three month	3.66	4.19	6.06
United States
Prime Rate	4.25	4.75	9.20

Other Income

      The following table sets forth other income for each of the three years ended March 31, 2003.

	For the Financial Year Ended March 31,

	2003	2002	2001

		(restated)	(restated)

	(in € millions)
Dealing profits	85	81	91
Contributions from life assurance business	116	152	164
Fees and commissions	871	920	789
Other operating income	116	74	71

	1,188	1,227	1,115
Income from associated undertakings and joint ventures	22	1	7

Total	1,210	1,228	1,122

Financial year ended March 31, 2003 compared to March 31, 2002.

      Other income excluding income from associated undertakings and joint ventures was €1,188 million — lower than the corresponding period by €39 million or 3%. While this income segment bore the main impact of the fall and volatility in equity values, the modest decrease is after the benefits of strong growth in the sale of Group products, the change in the discount rate in Bank of Ireland Life and the profits from the sale of premises and lease disposals.

      Income from associated undertakings and joint ventures increased by €21 million in the year and includes the profit contribution from First Rate Travel Services.

Financial year ended March 31, 2002 compared to March 31, 2001.

      Other income increased by €106 million or 9% to €1,228 million in 2002. This increase was driven by the advice based businesses in the UK and increased fee based income from Retail Republic of Ireland and Wholesale Financial Services. Fee income in Asset Management Services and the embedded value in Bank of Ireland Life were impacted by the decline in equity markets.

Operating Expenses

      The following table sets forth operating expenses for each of the three years ended March 31, 2003.

	For the Financial Year Ended
	March 31,

	2003	2002	2001

		(restated)	(restated)

	(in € millions)
Staff expenses	955	923	795
Other administrative expenses	525	504	462
Depreciation and goodwill amortisation	182	155	130

Total	1,662	1,582	1,387

Average staff headcount (full time equivalent)	18,214	18,438	17,356

Financial year ended March 31, 2003 compared to financial year ended March 31, 2002.

      Operating Expenses increased by €80 million or 5%. Staff expenses rose by €32 million from €923 million to €955 million, an increase of 3%, reflecting normal salary increments and the national wage agreements in the Republic of Ireland and continued benefits from the Group Transformation Programme. The increase in administration expenses of 4% and depreciation and goodwill amortisation of 17% is driven by higher volumes and continued investments in the business. The Group cost income ratio for the year was 56%, comparable with the previous year.

Financial year ended March 31, 2002 compared to financial year ended March 31, 2001.

      Total operating expenses increased by 14% in 2002 to €1,582 million and the cost income ratio widened from 54% to 56%. The cost increase of 14% comprised higher staff costs of 16% or €128 million, administrative expenses up 9% or €42 million and depreciation and goodwill amortisation 19% higher. The higher staff costs of 16% or €128 million were due to higher rates of pay and benefits and increased employer taxes together with higher performance related pay, euro implementation costs and the development of advice based businesses in the UK, partly offset by benefits arising from the Group Transformation Programme.

Provisions for Loan Losses

      The following table sets forth the provisions for loan losses for each of the three years ended March 31, 2003. The Group’s procedure for determining provisions for loan losses is described under Item 11 — “Market Risk — Risk Management and Control — Credit Risk — Provisions and Allowances for Loan Losses”.

	For the Financial Year Ended
	March 31,

	2003	2002	2001

	(in € millions)
Provision for bad and doubtful debts	100	102	72
As a percentage of average total loans	0.18%	0.19%	0.15%

Financial year ended March 31, 2003 compared to financial year ended March 31, 2002.

      The quality of the Group’s loan book remains strong. Recent interest rate reductions in the Group’s principal markets are a positive factor in underpinning the present robust credit grade profile of the loan portfolio. Loan losses, at €100 million, are slightly lower than last year and represent a charge of 0.18% of average loans. Balances under provision (i.e. the total balance of loans against which some provision has been recorded) at €320 million were slightly lower than last year, and total loan loss provisions of €480 million represent an average coverage ratio of 150%, similar to last year.

      For a breakdown of the provision, see Item 5 — “Operating & Financial Review and Prospects — Description of Assets and Liabilities — Risk Elements in Lending”. The Group believes that the low charge reflected the good economic conditions in the countries in which the Group operates, the quality of credit management processes, the strict lending criteria which the Group applies across its markets and the significant proportion of home loans in the overall portfolio.

      The Group believes that the provision for loan losses is adequate to cover its known losses and any losses reasonably expected in its loan portfolio.

Financial year ended March 31, 2002 compared to financial year ended March 31, 2001

      The Group’s loan loss charge in 2002 was 0.19% of the average loan book, compared to 0.15% in the previous year. The charge for the year included an addition to the non-designated specific provision of €25 million; the total of which stood at €174 million at March 31, 2002 with total provisions of €500 million. Balances under provision stood at €331 million at March 31, 2002, compared to €315 million for the corresponding period, representing a coverage ratio of 151%.

Exceptional Items

      The exceptional charge of €164 million relates to the exit from two businesses, Active Business Services (€12 million) and PS Information Resource (Irl) Ltd (€9 million) and the costs associated with the rationalisation of the UK advice-based businesses (€143 million) (see Note 9).

      Costs of €37 million associated with the Group Transformation Programme in the year to March 31, 2002 were treated as an exceptional item and related to associated project implementation costs incurred during the year and the costs of staff severance.

      Costs associated with the Group Transformation Programme, at €93 million in the year to March 31, 2001, included a charge of €68 million, to cover staff severance costs, together with associated project implementation costs incurred during the year.

Taxes

      The following tables set forth a reconciliation of taxes chargeable at the statutory Irish corporation tax rate and the Group’s effective tax rate for each of the three years ended March 31, 2003. The effective tax rate is obtained by dividing taxes by profit on ordinary activities before tax and exceptional items.

	For the Financial Year Ended
	March 31,

	2003	2002	2001

	(in € millions, except percentages)
Average statutory corporation tax rate(1)	15%	19%	23%

Tax charge based on the statutory rate	153	206	228
Tax on foreign income subject to different rates of tax	15	22	13
Non-deductable goodwill impairment	33	—	—
Tax-exempted income and income taxed at reduced tax rate	(63)	(62)	(55)
Levy on certain financial institutions	7	—	—
Other items	18	(1)	4

Taxes(3)	163	165	190

Effective tax rate(2)	16.1%	15.2%	19.2%

(1)	For 2003, the average statutory rate reflected the reduction in the statutory rate from 16% to 12.5%, effective January 1, 2003.

For 2002, the average statutory rate reflected the reduction in the statutory rate from 20% to 16%, effective January 1, 2002.

For 2001, the average statutory rate reflected the reduction in the statutory rate from 24% to 20%, effective January 1, 2001.

(2)	The effective rate of tax is normally lower than the standard Irish corporation tax rate principally due to relief arising from tax-based lending and the International Financial Services Center tax rate of 10%.

(3)	Taxation for the year ended March 31, 2001 excludes the effect of the DIRT settlement.

Financial year ended March 31, 2003 compared to financial year ended March 31, 2002.

      The effective tax rate of 16% is slightly higher than the corresponding year and is impacted by the goodwill impairment in the current year. The benefit of the reduction in Irish Corporation Tax Rate will be offset somewhat over the next three years by the levy on bank profits introduced by the Irish Government: the current year includes a charge of €7 million, being a quarter of the Group share of the levy for this year. It is expected that the levy will not be continued beyond its three year period.

Financial year ended March 31, 2002 compared to financial year ended March 31, 2001.

      The effective tax rate was reduced to 15.2%, mainly due to reductions in Irish Corporation Tax rates. The effect of adopting FRS 19: Deferred Tax increased the tax on profit on ordinary activities by €3m resulting in a decrease in profit after tax of the same amount for the year to March 31, 2002.

Results of Operations — Business Analysis

      Set out below is a discussion and analysis of the Group’s income before tax for the three years ended March 31, 2003. The discussion includes reference to the contributions to income before tax in addition to total assets, by business class.

      The following tables set forth the Group’s income before tax by business class for each of the years in the three year period ended March 31, 2003 and total assets by business class as at the end of each year.

	At and for the Financial Year Ended
	March 31,

	2003	2002	2001

	(in € millions)
Income Before Tax
Retail Republic of Ireland	375	321	290
Bank of Ireland Life	87	122	131
Wholesale Financial Services	389	355	283
UK Financial Services	352	318	324
Asset Management Services	113	126	133
Group and Central	(85)	(64)	(30)
Tax-equivalent adjustment(1)	(54)	(56)	(46)

Income from ordinary activities before exceptional items	1,177	1,122	1,085
Group Transformation Programme	—	(37)	(93)
Exceptional items	(164)	—	—

Income before taxation	1,013	1,085	992

Assets
Retail Republic of Ireland	28,269	23,427	19,449
Bank of Ireland Life	5,728	6,028	5,305
Wholesale Financial Services	51,241	43,538	38,573
UK Financial Services	31,222	33,338	30,575
Asset Management Services	1,611	930	1,020
Group and Central	7,618	5,767	5,051

Total(2)	125,689	113,028	99,973

(1)	The Group undertakes tax based transactions at rates which are less than normal market rates in return for tax relief arising from incentives for industrial development and other reliefs. To assist in making valid comparison of pre-tax performance, the analysis of business unit performance is grossed up.

(2)	Total Assets include intra-group items of €36,184 million (2002: €25,703 million, 2001: €21,098 million).

Financial year ended March 31, 2003 compared to financial year ended March 31, 2002.

Retail Republic of Ireland

      Pre-tax profits in Retail Banking in the Republic, which combines Retail Financial Services through the branch network, electronic and telephone channels and Retail Businesses, increased by €54 million or 17% to €375 million. Income increased by 7% and costs by 2%, with loan losses as a percentage of advances slightly lower than last year. This performance occurred against the backdrop of a somewhat weaker economy.

      Market share of resources increased, with volumes at year end 9% higher than last year and average growth over the period of 11%. Lending volumes increased by 17%, with particularly strong growth in residential mortgages, of which Bank of Ireland continues to be the leading provider. The mortgage market was very buoyant throughout the year and the Group achieved further increases in market share. New mortgage volumes were up 49%, with particularly strong growth in investor demand. Year-end balances were 29% higher than last year. Non-mortgage loan demand improved in the final quarter and year-end balances were up 8%.

      Net interest margin contracted by 16 basis points, primarily as a result of the narrowing of deposit margins in a historically low interest rate environment and a more rapid growth in lower margin assets.

      Taken together, the volume and margin trends resulted in growth in net interest income of 7%.

      Non interest income increased by 6%. Insurance commissions, branch fee income and gains from property disposals contributed to the growth.

      Loan losses at €51 million were €3 million higher than last year. The loan loss charge as a percentage of advances fell by 2 bps to 28 bps. The Group believes that the quality of the loan books continues to be very strong.

      Costs rose by 2%. Salary increases, together with higher pension costs and increased depreciation charges, were ameliorated by savings generated by the Group Transformation Programme and the absence of exceptional costs borne in the prior year for the Euro changeover. The Transformation Programme is nearing completion and has met its key objectives. The network has been re-configured without any significant disruption to customer service and the principles of Customer Relationship Management have been successfully applied across the Division, with consequent improvements in customer satisfaction. Credit management has been further centralised, allowing greater customer focus in branches.

      During the year, the Group announced a material expansion of its ATM network in the Republic of Ireland with the planned installation of 500 additional machines, located, in the main, in retail convenience stores. At year end, some 100 of the new installations had been completed.

Bank of Ireland Life

      Bank of Ireland Life, the Group’s life and pensions business, had operating profits of €130 million for the year compared with €129 million last year.

      The company is now the leading provider of life assurance products to the Irish retail market. This was achieved in part through an excellent sales performance with overall new business sales, excluding the Government Special Savings Accounts (SSIAs), which have a distorting effect, up 9% year on year.

      Bank of Ireland Life results are summarised below:-

	2002/03	2001/02

	€m	€m
New business contribution	55	57
Profit from existing business
— expected return	56	49
— experience variances	11	12
— operating assumption changes	(2)	1
Return on shareholder funds	10	10

Operating profit	130	129
Investment variance	(49)	(8)
Effect of economic assumption changes	35	31

Sub-total	116	152
Less: income adjustment for certain services provided by Group companies	(29)	(30)

Profit before tax	87	122

      Sales of regular premium products — excluding SSIAs — increased by 19%, with pensions sales, underpinned by the Group’s strong relative investment performance and service proposition, performing very strongly. Sales of single premium products were impacted by the loss of confidence in world equity markets and fell by 10%, although, within this category, sales of single premium pension products increased by 14%.

      The negative investment variance of €49 million reflects the scale of the fall in world equity values, with all of the main indices down substantially for the third successive year.

      The effect of changes in economic assumptions is €35 million, of which €22 million arises from the reduction in the discount rate to 10%. The reduction in the Irish corporation tax rate from 16% to 12.5% was the most significant item in the prior year.

      While the outlook for equity markets remains uncertain and the short-term challenges facing the life assurance industry are considerable, Bank of Ireland Life is well positioned for further growth based on its financial strength. The company has 3.4 times the required solvency margin cover, which the Group believes will represent an increasingly significant competitive advantage in coming years.

Wholesale Financial Services

      Wholesale Financial Services incorporates Corporate Banking, Treasury and International Banking (Treasury), J&E Davy Stockbrokers (Davy), Private Banking, First Rate Enterprises (First Rate) and IBI Corporate Finance (Corporate Finance). Pre-tax profits increased by 10% to €389 million. Total Income, including Share of Associates and Joint Ventures, increased by €49 million or 8% reflecting strong growth of 13% in other income and a more modest 2% growth in net interest income. Cost performance was good, with costs up 5% on last year.

      Corporate Banking, which increased its profit by 42%, generated a number of large once-off fees in both its domestic and international businesses. Its lending margin was slightly higher than last year. Treasury had a strong trading performance as interest rates declined to historically low levels, but profits were lower because of the high levels of one-off trading gains in 2001/02. First Rate, the Group’s specialist foreign exchange subsidiary, reported further substantial growth, underpinned by the success of its joint venture with the UK Post Office.

      Davy and Private Banking produced good performances in difficult market conditions while Corporate Finance had an excellent year.

      The charge for loan losses was €28 million compared with €25 million the previous year. Loan losses were 21 basis points of average loans, marginally up on last year. The Group believes that the loan book remains well diversified, with good asset quality and no undue risk concentrations.

UK Financial Services

      UK Financial Services (UKFS), which brings together all of the significant Group’s activities in the Sterling area, thus bringing greater focus to our sterling activities, generated pre tax profits of £228 million (€352 million), an increase of 13%. The division contributed 30% of total Group profits, illustrating the extent and significance of the Group’s operations in the UK.

      Total income increased by £44 million or 8% with net interest income increasing by 14% and other income declining by 2%. The improvement in net interest income reflects the further diversification of the residential mortgage book into non-standard lending and improved savings margins following a decision to avoid the most price sensitive segments of the savings market. Other income decreased by £4 million reflecting difficult trading conditions in the market for investment products. Income growth in the division exceeded cost growth by 1%.

      Asset quality remains strong with the loan loss charge declining from 10 bps to 7 bps year on year.

      The UK loan book grew by 5% over the year, with increases in both the residential mortgage and commercial loan books. Non standard loans as a proportion of the total residential mortgage book increased from 16% at the beginning of the year to 24% at year end and represent 18% of the total UK loan book. Resources decreased by 4% over the year.

      UKFS operates in four business segments: Personal Lending UK, a specialist provider of secured and unsecured lending products sold to personal customers, predominantly through intermediaries and through the Bristol & West branch network; Northern Ireland, an integrated banking business for personal and business/ corporate customers in Northern Ireland; Business Financial Services, predominately the Bank of Ireland branch network in Britain, develops, manufactures and distributes products to corporate customers in Great Britain; and Financial Advice and Savings, incorporating Chase de Vere and Bristol & West Financial Advice & Savings — a branch and direct distribution business.

      There was a particularly strong performance from Personal Lending UK, due to its continuing successful product diversification and good cost management. It contributed approximately 60% of the UKFS profit for the year. Northern Ireland also delivered strong results and continues to achieve very good organic growth. Business Financial Services operates successfully as a specialist business bank in Britain. It has developed expertise in some targeted segments and has gained a material market share in these segments. Both Northern Ireland and Business Financial Services each contributed approximately 20% of UKFS profits for the year.

      Financial Advice and Savings was adversely affected by equity market conditions, which depressed activity in the IFA sector and in the sales of savings and investment products. The savings margin, and consequently savings income, held up well, but non-interest income was sharply down. A rationalisation of the IFA businesses under the Chase de Vere brand, announced in February 2003, will substantially cut costs and create a more diversified and stronger IFA enterprise that is well positioned to benefit from market improvement. The rationalisation gave rise to an exceptional charge of £92 million, which included goodwill impairment of £80 million.

Asset Management Services

      In the context of a most difficult operating environment, the Division did very well in delivering pre-tax profits of €113 million — 10% below the previous year. Strong new business inflows combined with rigorous cost management mitigated some of the effects of declining equity values.

      The total value of assets under management at Bank of Ireland Asset Management (BIAM) fell from €57.1 billion in March 2002 to €42.7 billion in March 2003, reflecting the weakness in equity markets globally. This was despite net inflows of €6.1 billion — the second best sales performance in the company’s history. BIAM won significant new business in Ireland, Japan and Australia during the period.

      Profits at Bank of Ireland Securities Services (BOISS) were steady with good levels of new business. Post the year-end, BOISS reached agreement on the sale of its share in the alliance jointly operated with State Street in the IFSC. This followed the acquisition by State Street of the global securities services business of Deutsche Bank in 2002.

      The Group completed the acquisition of a 61% interest in Iridian on September 6, 2002, giving it a presence in the biggest product segment of the US investment market, and the Group’s share of the results of this business have been consolidated since this date. Since the acquisition was completed, Iridian has made substantial progress in implementing the agreed operating model.

Group & Central

      Group & Central which includes earnings on surplus capital and central unallocated costs together with some small business units, had a net cost of €85 million in the current year compared to a cost of €64 million in the previous year. Total income including share of associates in Group & Central reduced by €7 million, mainly as a result of the sale of Active Business Services and lower property gains, offset somewhat by higher earnings on reserves. Costs increased by €13 million as a result of increased operating expenses and expenditure on a range of development projects, offset by the effect of the sale of Active Business Services.

Financial year ended March 31, 2002 compared to financial year ended March 31, 2001.

Retail Republic of Ireland

      Retail Republic of Ireland, had a successful year in 2002 with profits of €321 million, an 11% increase on the prior year. This was a very creditable performance against the backdrop of the foot & mouth crisis in the UK, the general economic slowdown and the impact of September 11 on business confidence. Total income was ahead by 12% reflecting good increases in both interest and non-interest income.

      Resources were particularly strong and Bank of Ireland increased its market share in this segment. Volumes were up by 16% with excellent growth in credit balances. The Group was particularly successful in attracting customers to its SSIA products. By the end of the qualifying period, 273,000 SSIAs were opened representing a market share of around 23%.

      The Mortgage Business reported an excellent performance. There was a 23% increase in mortgage balances against market growth of 18% and the Group’s market share of new mortgage business was 26%.

      The Life Loan product, which enables older customers to borrow up to 30% of the assessed value of their principal residence without repayment during their lifetime, was particularly successful. New mortgage products for investors were also well received by the market.

      Non-mortgage lending slowed as a result of the general slowdown in the economy, with volumes increasing by 8%. The full unsecured lending portfolio is now managed centrally and the Consumer Lending Business is increasingly adopting a proactive stance with customers by offering pre-approved loans, overdrafts and credit card limits linked to customers’ requirements and repayment capacity.

      Usage, satisfaction levels and sales through direct channels increased strongly. The telephone channel, Banking 365 Telephone, has 320,000 active users and handled 8 million calls during the year, an increase of 60%. More significantly, 130,000 product sales were completed via the telephone.

      The ATM network was enlarged by 15% with the addition of 57 new machines. Bank of Ireland ATMs recorded 59 million transactions, 15% ahead of the previous year.

      The Retail Transformation Programme was vigorously pursued during the year achieving better operating efficiency. The rationalisation of the branch network advanced well, largely through the amalgamation of contiguous urban branches. Twenty-eight branches were closed.

      Cost growth was 10% of which euro implementation contributed 3%. Against a background of a general 7.5% wage increase under the terms of the national wage agreement, higher pension charges, increased employers taxes and higher business volumes, this was viewed as a good outcome and owes much to the impact of the Retail Transformation Programme.

      Net interest margin in Retail Republic of Ireland was 14 bps lower, mainly as a result of narrower deposit margins in the low interest rate environment. The average margin on the mortgage book was stable. Overall, net interest income was up 12% as a result of good volume growth.

      Despite reduced tourist numbers and the consequent impact on foreign exchange income, there was an 11% increase in non-interest income with credit cards, general insurance, commercial finance and branch banking fee income all contributing.

      The loan loss charge, at 30 bps of average advances, while 5 bps higher than last year, was satisfactory and reflected prudent credit criteria across all lending products.

Bank of Ireland Life

      Bank of Ireland Life, recorded profits from new and existing business increasing by 14% to €118 million.

      Sales, expressed in annual premium equivalent terms, rose by 34% in the year to March 2002. Regular premium savings were ahead by 140%, supported by the Government special savings initiative. It was also a very good year for pension sales, a performance underpinned by the Group’s strong relative investment performance and an outstanding service proposition.

      The result included non-operating gains of €25 million, compared to €48 million last year, and incorporated the final benefit from the reduction in the corporation tax to 12.5% in Ireland.

      Bank of Ireland Life results are summarised below:-

	2001/02	2000/01

	€m	€m
New business	57	49
Profit from existing business
— expected return	49	39
— experience variances	12	15
— operating assumption changes	1	6
Return on shareholders’ funds	10	13

Operating profit	129	122
Investment variance	(8)	9
Effect of economic assumption changes	31	33

Sub total	152	164
Less: income adjustment for certain services provided by Group companies	(30)	(33)

Profit before tax	122	131

Wholesale Financial Services

      Wholesale Financial Services incorporates Corporate Banking, Treasury and International Banking (Treasury), Davy Stockbrokers (Davy), Private Banking, First Rate Enterprises (First Rate) and IBI Corporate Finance. Each of the businesses contributed to an excellent outturn — a profit increase of €72 million to €355 million, up 25% on the prior year. This followed profit growth of 30% in 2000/01 and underscored the growing significance of the wholesale segment of the Group’s operations.

      Income including share of associates and joint ventures, increased by €108 million driven by trading gains in Treasury, good organic growth in Corporate Banking, growth across all business lines in Davy, a 50% increase in income in First Rate generated mainly in the UK, and increased volumes and fees in Private Banking.

      Loan losses were 20 basis points of average loans. This was a good outcome against the backdrop of a somewhat weaker domestic and international economic environment and reflected the overall quality of the wholesale loan portfolio. Costs were 13% higher, reflecting performance bonuses and expenditures related to the expansion of international lending and First Rate.

      Corporate Banking increased profits by 22%. Resources increased by 16% and there was strong lending growth in the international side of the business, up 26% year on year. Net interest margin improved slightly. Non interest income kept pace with the very high levels achieved in the prior year. Specialist teams were established in London and the US with a specific focus on project and acquisition finance transactions.

      Treasury profits increased by 28%, principally because of trading gains. Some €25 million of the 2000/01 Treasury profit was categorised as one-off and, based on the same criteria, €50 million of the 2001/2002 result was similarly categorised having been generated by good positioning in volatile markets ahead of falling interest rates.

      The successful integration of Treasury under the Group Transformation Programme and the merging of the Group’s banking operations in The Isle of Man and Jersey had a dramatic impact on costs, which increased by less than 2%.

      Davy reported an increase in profits, largely generated by its institutional equities and bonds business, which performed strongly throughout the year. First Rate also increased profits very significantly, helped by the expansion of its relationship with the Post Office network in the UK, to which it provides personal foreign exchange services. Private Banking broadened its product range, enabling it to deliver solid growth and extend its reach in the affluent sector in Ireland. IBI Corporate Finance also had a satisfactory year.

UK Financial Services

      UK Financial Services (UKFS) brings together all of the significant Group’s activities in the sterling area. Combined, these businesses generated profit before tax and goodwill amortisation of Sterling £210 million (€333 million), up 3.4% on 2001.

      The new UKFS structure facilitated the creation of business units delineated by customer segments and needs rather than by traditional brand considerations. Each business pursued achievable growth strategies which are expected to deliver sustainable profit growth. The Group believes that the combination of businesses in the UKFS represents a business of scale within the UK Financial Services market-place.

      Margin on average assets in UK Financial Services showed a small decline as a result of the decline in savings margins. Margins in Bristol & West were also down but the position improved considerably in the second half with improved margins on resources and continued diversification into higher margin lending.

      In July 2001 Willis National, an Independent Financial Advisor, was acquired and in October 2001 it was merged with Moneyextra to create MX Financial Solutions (MXFS). Chase de Vere Investments plc was acquired in September 2000. Chase de Vere Financial Solutions plc was formed on June 1, 2003 from the merger of Chase de Vere Investments plc and MX Financial Solutions business. The entities comprising Chase de Vere Financial Solutions plc have significantly contributed to the growth in fee based income. The ratio of fee based income to total income has increased to 34% as a result of the continued diversification into advice-based activities. Such activities are less demanding on capital but have inherently higher costs.

      Bristol & West Mortgages continued to follow a strategy of reducing reliance on the mass market, where returns are low, in favour of niche mortgage markets where it can add value for customers and the business.

      The UK lending book increased by 9% during the year. Non-standard lending constituted 16% of the UK residential book and 12% of the total UK loan book.

Asset Management Services

      Profits reduced by 5% to €126 million from €133 million in the previous year. This was a good performance in the prevailing circumstances. Revenues and profits increased materially in the second half compared to the first, by 7% and 11% respectively.

      Bank of Ireland Asset Management (BIAM) increased its assets under management by 15% to €57 billion; the full impact of the increase did not reach the income line as much of the increase occurred towards the end of the financial year. Investment performance was strong relative to peers and supported the buoyant sales of equity-based investment products in domestic and international markets.

      €8 billion of new assets were added during the year with excellent sales performances in North America, Australia and Japan, in particular. In Ireland, BIAM was awarded two mandates by the National Pension Reserve Fund Commission, from the funds set aside by the Irish Government for future State pension provision.

      Bank of Ireland Securities Services (BOISS) maintained the strong growth reported since its formation and increased assets under administration/ custody to €137 billion from €121 billion in the prior year. Income increased by 7% on the previous year. BOISS’s focus on acting as administrator to major global investment management firms proved successful during a very difficult year in world markets.

Group and Central

      Group and Central reflected the full year impact of the Preferred Securities raised towards the end of the previous year and the funding costs arising from the buyback of Preference Shares in September 2001, with a reduction of €20 million in net interest income. In addition other income including share of associates and joint ventures, increased by €28 million through a combination of higher property gains and higher income in operating businesses. Costs increased by €43 million as a result of increased operating expenses and expenditure on a range of Group development projects.

AVERAGE BALANCE SHEET AND INTEREST RATES

      The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for each of the three years ended March 31, 2003. The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group.

				2002			2001
	2003			(restated)			(restated)

	Average			Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

									%
	(in € millions)%			(in € millions)%			(in € millions)
ASSETS
Loans to banks
Domestic offices	6,835	196	2.9	6,064	270	4.5	5,584	292	5.2
Foreign offices	406	12	2.9	1,230	44	3.6	1,153	57	5.0
Loans to customers(1)
Domestic offices	25,140	1,419	5.6	23,313	1,433	6.1	19,672	1,317	6.7
Foreign offices	28,533	1,503	5.3	28,420	1,672	5.9	26,069	1,802	6.9
Central government and other eligible bills
Domestic offices	7	—	—	19	—	0.4	40	1	3.3
Foreign offices	—	—	—	—	—	—	212	12	5.4
Debt Securities
Domestic offices	8,132	279	3.4	6,178	280	4.5	4,247	300	7.1
Foreign offices	1,285	65	5.1	1,216	63	5.2	994	59	5.9
Instalment credit
Domestic offices	451	32	7.1	420	31	7.4	346	26	7.5
Foreign offices	708	56	7.9	574	49	8.5	540	51	9.4
Finance lease receivables
Domestic offices	2,238	126	5.6	2,429	136	5.6	2,389	137	5.7
Foreign offices	75	3	4.0	41	2	3.9	33	1	4.0
Total interest-earning assets
Domestic offices	42,803	2,052	4.8	38,423	2,150	5.6	32,278	2,073	6.4
Foreign offices	31,007	1,639	5.3	31,481	1,830	5.8	29,001	1,982	6.8

	73,810	3,691	5.0	69,904	3,980	5.7	61,279	4,055	6.6
Allowance for loan losses	(485)			(442)			(415)
Non interest earning assets(2)	15,946			13,683			13,052

Total Assets	89,271	3,691	4.1	83,145	3,980	4.8	73,916	4,055	5.5

Percentage of assets applicable to foreign activities	36.60%			39.3%			40.5%

				2002			2001
	2003			(restated)			(restated)

	Average			Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

									%
	(in € millions)%			(in € millions)%			(in € millions)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits by banks
Domestic offices	10,912	353	3.2	10,194	365	3.6	10,640	607	5.7
Foreign offices	1,144	38	3.3	1,225	52	4.2	1,491	85	5.7
Customer accounts
Demand deposits
Domestic offices	10,919	186	1.7	11,547	280	2.4	8,110	121	1.5
Foreign offices	9,628	266	2.8	9,692	392	4.0	8,014	435	5.4
Term deposits
Domestic offices	7,559	87	1.2	5,532	167	3.0	6,522	196	3.0
Foreign offices	10,488	487	4.6	12,101	587	4.9	12,042	704	5.8
Other deposits
Domestic offices	1,322	54	4.1	1,637	96	5.9	614	44	7.2
Foreign offices	24	1	4.2	32	2	5.0	41	3	6.2
Interest bearing current accounts
Domestic offices	750	11	1.5	643	13	2.0	488	14	2.9
Foreign offices	2,013	52	2.6	1,604	50	3.1	1,360	49	3.6
Debt securities in issue
Domestic offices	6,233	168	2.7	2,972	131	4.4	1,633	102	6.2
Foreign offices	2,559	103	4.0	2,315	113	4.9	2,022	126	6.2
Subordinated liabilities
Domestic offices	1,431	82	5.7	1,589	81	5.1	1,479	111	7.5
Foreign offices	928	74	8.0	894	73	8.2	426	36	8.5
Total interest bearing liabilities
Domestic offices	39,126	941	2.4	34,114	1,133	3.3	29,486	1,195	4.1
Foreign offices	26,784	1,021	3.8	27,863	1,269	4.6	25,396	1,438	5.7

	65,910	1,962	3.0	61,977	2,402	3.9	54,882	2,633	4.8
Non interest bearing liabilities
Current accounts	6,547			5,785			4,655
Other non interest bearing liabilities(2)	12,336			11,340			10,767
Stockholders equity including non equity interests	4,478			4,043			3,612

Total liabilities and stockholders’ equity	89,271	1,962	2.2	83,145	2,402	2.9	73,916	2,633	3.6

Percentage of liabilities applicable to foreign activities	36.60%			39.3%			40.5%

(1)	Loans to customers include non-accrual loans and loans classified as problem loans.

(2)	In accordance with Financial Reporting Standard 2, the balance sheets of the life assurance companies have been consolidated and are reflected under “Non Interest Earning Assets” and “Non Interest Bearing Liabilities”.

Change in Net Interest Income — Volume and Rate Analysis

      The following table allocates changes in net interest income between volume and rate for 2003 compared to 2002 and for 2002 compared to 2001. Volume and rate variances have been calculated based on movements in average balances over the period and changes in average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated rateably to volume and rate.

				2002 over 2001
	2003 over 2002			(restated)

	Increase/(Decrease) due to change in

	Average	Average	Net	Average	Average	Net
	Volume	Rate	Change	Volume	Rate	Change

	(in € millions)
INTEREST EARNING ASSETS
Loans to Banks
Domestic offices	31	(105)	(74)	24	(46)	(22)
Foreign offices	(25)	(7)	(32)	4	(17)	(13)
Loans to customers
Domestic offices	108	(122)	(14)	230	(114)	116
Foreign offices	7	(176)	(169)	153	(283)	(130)
Central government and other eligible bills
Domestic offices	—	—	—	—	(1)	(1)
Foreign offices	—	—	—	(12)	—	(12)
Debt securities
Domestic offices	76	(77)	(1)	109	(129)	(20)
Foreign offices	4	(2)	2	12	(8)	4
Instalment credit
Domestic offices	2	(1)	1	6	(1)	5
Foreign offices	11	(4)	7	3	(5)	(2)
Finance lease receivables
Domestic offices	(11)	1	(10)	2	(3)	(1)
Foreign offices	1	—	1	—	1	1

Total interest income	204	(493)	(289)	531	(606)	(75)

				2002 over 2001
	2003 over 2002			(restated)

	Increase/(Decrease) due to change in

	Average	Average	Net	Average	Average	Net
	Volume	Rate	Change	Volume	Rate	Change

	(in € millions)
INTEREST BEARING LIABILITIES
Deposits by Banks
Domestic offices	25	(37)	(12)	(24)	(218)	(242)
Foreign offices	(3)	(11)	(14)	(14)	(19)	(33)
Customer accounts
Demand deposits
Domestic offices	(15)	(79)	(94)	64	95	159
Foreign offices	(3)	(123)	(126)	81	(124)	(43)
Term deposits
Domestic offices	47	(127)	(80)	(30)	1	(29)
Foreign offices	(76)	(24)	(100)	3	(120)	(117)
Other deposits
Domestic offices	(16)	(26)	(42)	61	(9)	52
Foreign offices	—	(1)	(1)	(1)	—	(1)
Interest bearing current accounts
Domestic offices	2	(4)	(2)	4	(5)	(1)
Foreign offices	11	(9)	2	8	(7)	1
Debt securities in issue
Domestic offices	103	(66)	37	66	(37)	29
Foreign offices	11	(21)	(10)	17	(30)	(13)
Subordinated liabilities
Domestic offices	(9)	10	1	8	(38)	(30)
Foreign offices	3	(2)	1	38	(1)	37

Total interest bearing expense	80	(520)	(440)	281	(512)	(231)

Net interest income	124	27	151	250	(94)	156

DESCRIPTION OF ASSETS AND LIABILITIES

      The following sections provide information relating to the assets and liabilities of the Bank of Ireland Group.

Assets

Loan Portfolio

      The Bank of Ireland Group’s loan portfolio comprises loans to customers (including overdrafts) and instalment credit and finance lease receivables.

      The Bank provides mortgage loans for house purchases as well as home improvement loans and secured personal loans to existing mortgage customers. The Bank has a wide range of home mortgage loan products including amortizing, interest only and endowment loans. Interest on mortgage loans is typically at a floating rate but the Bank also makes some fixed rate loans. At March 31, 2003 residential mortgages accounted for 53% of the Group’s total loan portfolio. The potential for loss on residential mortgages is limited by the fact that they are secured by the underlying properties and the extensive use of mortgage indemnity insurance which limits the Group’s potential loss in the case of defaults. Typically, mortgage indemnity insurance is put in place where the original loan to value ratio exceeds 75%. No other industry classification accounts for more than 10% of the Group’s total loan portfolio.

      A significant portion of the Group’s lending is in the form of overdrafts. An overdraft is a demand credit facility operated through the customer’s checking account. A credit limit is agreed with the customer based on the

Group’s lending criteria. The customer can draw on the facility up to that limit, with the result that the balance can change with the requirements of the customer. It is expected that such accounts would fluctuate regularly between debit and credit and that the account would, in each year, be in credit for at least 30 days (which need not be consecutive). Overdraft facilities are normally granted for a specific period of time, generally twelve months, at which point they are reviewed and, if appropriate, renewed. Interest rates on overdrafts are variable and are usually quoted in relation to interbank rates. Interest on overdrafts is normally debited directly to the customer’s account.

      Under certain provisions of the Consumer Credit Act, 1995, a lender in Ireland is required to give at least 10 days’ (and in certain cases 21 days’) notice before any demand for early repayment is made on a borrower who is a “consumer” for the purposes of the Act.

      Overdrafts are designed to meet a borrower’s short-term financing needs and, in the case of commercial customers, are provided only for working capital requirements. Medium or long-term financing requirements are provided through loans with fixed repayment schedules.

      The following table sets forth the Bank of Ireland Group’s total loans to customers by origin at March 31 for each of the five years ended March 31, 2003.

	At March 31,

	2003	2002	2001	2000	1999

	(in € millions)
Ireland
Agriculture	963	1,044	977	873	865
Energy	639	693	651	406	216
Manufacturing	3,832	3,837	3,450	2,974	2,291
Construction and property	2,412	1,862	2,187	1,561	1,038
Distribution	1,283	1,164	1,192	1,245	932
Transport	436	871	491	507	240
Financial	834	1,962	2,123	1,548	1,463
Business and other services	4,002	3,706	3,044	2,175	1,588
Personal
— residential mortgages	9,612	7,531	5,923	5,031	4,053
— other lending	4,900	4,038	3,780	3,108	2,437

	28,913	26,708	23,818	19,428	15,123

United Kingdom
Agriculture	58	55	53	60	55
Energy	158	142	91	45	8
Manufacturing	721	593	568	458	375
Construction and property	1,984	2,091	1,650	1,457	852
Distribution	224	226	211	242	277
Transport	249	63	71	85	85
Financial	96	153	171	116	108
Business and other services	1,250	1,094	994	706	473
Commercial mortgages	1,855	1,989	1,719	1,566	1,307
Personal
— residential mortgages	20,863	22,933	21,362	20,428	17,341
— other lending	995	1,008	841	625	499

	28,453	30,347	27,731	25,788	21,380

United States
Commercial loans	1	22	28	26	23
Real estate loans, construction	—	—	—	—	—
Real estate loans, mortgage	—	—	—	—	—
Consumer loans	—	—	—	—	—
Bank card loans	—	—	—	—	—
Leasing	—	—	—	—	16
Other loans	—	—	—	—	—

	1	22	28	26	39

Group total loan portfolio	57,367	57,077	51,577	45,242	36,542
Allowance for loan losses	(480)	(500)	(430)	(398)	(359)

Total	56,887	56,577	51,147	44,844	36,183

      The following table sets forth the percentage of total loans to customers represented by each category of loan at March 31, for each of the five years ended March 31, 2003.

	At March 31,

	2003	2002	2001	2000	1999

	%	%	%	%	%
Ireland
Agriculture	1.7	1.8	1.9	1.9	2.4
Energy	1.1	1.2	1.3	0.9	0.6
Manufacturing	6.7	6.7	6.7	6.6	6.3
Construction and property	4.2	3.3	4.2	3.4	2.8
Distribution	2.2	2.0	2.3	2.8	2.6
Transport	0.8	1.5	1.0	1.1	0.6
Financial	1.4	3.5	4.1	3.4	4.0
Business and other services	7.0	6.5	5.9	4.8	4.3
Personal
— residential mortgages	16.8	13.2	11.5	11.1	11.1
— other lending	8.5	7.1	7.3	6.9	6.7

	50.4	46.8	46.2	42.9	41.4

United Kingdom
Agriculture	0.1	0.1	0.1	0.1	0.1
Energy	0.3	0.2	0.2	0.1	—
Manufacturing	1.3	1.0	1.1	1.0	1.0
Construction and property	3.4	3.7	3.2	3.2	2.3
Distribution	0.4	0.4	0.4	0.5	0.8
Transport	0.4	0.1	0.1	0.2	0.2
Financial	0.2	0.3	0.3	0.3	0.3
Business and other services	2.2	1.9	1.9	1.6	1.3
Commercial mortgages	3.2	3.5	3.4	3.5	3.6
Personal
— residential mortgages	36.4	40.2	41.4	45.1	47.5
— other lending	1.7	1.8	1.6	1.4	1.4

	49.6	53.2	53.7	57.0	58.5

United States
Commercial loans	—	—	0.1	0.1	0.1
Real estate loans, construction	—	—	—	—	—
Real estate loans, mortgage	—	—	—	—	—
Consumer loans	—	—	—	—	—
Bank card loans	—	—	—	—	—
Leasing	—	—	—	—	—
Other loans	—	—	—	—	—

	—	—	0.1	0.1	0.1

Group total loan portfolio	100.0	100.0	100.0	100.0	100.0

Analysis of Loans to Customers by Maturity and Interest Rate Sensitivity

      The following tables analyze loans by maturity and interest rate sensitivity. Overdrafts, which represent a significant proportion of the portfolio, are classified as repayable within one year. Approximately 7.8% of the Bank of Ireland Group’s loan portfolio at March 31, 2003 was provided on a fixed-rate basis. Fixed-rate loans are defined as those loans for which the interest rate is fixed for the full life of the loan. Variable-rate loans include some loans for which the interest rate is fixed for an initial period (e.g., some residential mortgages) but not for the full life of the loan. The interest rate exposure is managed by Treasury and International Banking within agreed policy parameters. See Item 11 — “Market Risk”.

	As at March 31, 2003

		After
		1 year but
	Within	within	After
	1 year	5 years	5 years	Total

	(in € millions)
Ireland	6,161	9,255	13,497	28,913
United Kingdom	2,705	3,282	22,466	28,453
United States	1	—	—	1

Total loans by maturity	8,867	12,537	35,963	57,367

Fixed rate	924	1,975	1,582	4,481
Variable rate	7,943	10,562	34,381	52,886

Total loans by maturity	8,867	12,537	35,963	57,367

      The following tables set forth an analysis of loans by maturity within each classification as at March 31, 2003.

	As at March 31, 2003

		After
		1 year but
	Within	within	After
	1 year	5 years	5 years	Total

	(in € millions)
Ireland
Agriculture	398	307	258	963
Energy	112	316	211	639
Manufacturing	898	1,719	1,215	3,832
Construction and property	679	1,072	661	2,412
Distribution	511	354	418	1,283
Transport	98	191	147	436
Financial	194	556	84	834
Business and other services	1,025	1,178	1,799	4,002
Personal
— residential mortgages	501	1,853	7,258	9,612
— other lending	1,745	1,709	1,446	4,900

	6,161	9,255	13,497	28,913

United Kingdom
Agriculture	25	22	11	58
Energy	87	56	15	158
Manufacturing	322	92	307	721
Construction and property	740	559	685	1,984
Distribution	129	47	48	224
Transport	55	171	23	249
Financial	38	41	17	96
Business and other services	450	403	397	1,250
Commercial Mortgages	113	482	1,260	1,855
Personal
— residential mortgages	221	1,067	19,575	20,863
— other lending	525	342	128	995

	2,705	3,282	22,466	28,453

United States
Commercial loans	1	—	—	1
Real estate loans, construction	—	—	—	—
Real estate loans, mortgage	—	—	—	—
Consumer loans	—	—	—	—
Bank card loans	—	—	—	—
Leasing	—	—	—	—
Other loans	—	—	—	—

	1	—	—	1

Group total loan portfolio	8,867	12,537	35,963	57,367

Movement in the Allowance for Loan Losses

      The Group believes its loan loss experience in recent years has been satisfactory. The charge to the Profit and Loss account has not exceeded 20 bps in any of the past five years.

      The main factors contributing to this outcome have been the exceptional performance of the Irish economy over the period and the low interest rate environment in recent times, brought about by membership of the single currency.

      In Britain, the robust performance of the economy, historically low interest rates and a concentration on lower risk residential mortgage lending are responsible for the acceptable loan loss experience there.

      There can be no assurances as to how long these economic conditions will continue. The Group also continues to invest significantly in credit training for its staff and in enhancing its credit management processes and procedures. This investment has contributed to the satisfactory loan loss outcome, which has been consistent across all units in the Group.

      Group policy is to provide for bad and doubtful debts to reflect the losses inherent in the loan portfolio at the balance sheet date. There are two types of provisions, specific and general. Part of the general provision is calculated by reference to the underlying grade profile of the loan book, while the balance is calculated based on estimated rates of loss, taking cognisance of historic loss experience by loan type/sector and the prevailing economic climate.

      Over the past five years total Group loan loss allowances have increased from €359 million to €480 million, representing 0.98% and 0.84% respectively of total loans.

      The ratio of loan loss allowances to loans accounted for on a non-accrual basis has increased from 81% in 1999 to 150% in 2003. The improved ratio has been driven in part by significant growth in loan balances whilst non accrual loans have been relatively static over the period as a result of a very benign economy and the current low interest rate environment.

      The following table presents information regarding the movement in the allowance for loan losses in each of the five years ended March 31, 2003.

	Financial year ended March 31,

	2003		2002		2001

	Specific	General	Specific	General	Specific	General

	(in € millions)
Allowance at beginning of year	158.8	341.4	123.2	307.2	114.5	283.1

Total allowance	500.2		430.4		397.6

Exchange adjustments	(7.7)	(22.4)	1.4	2.2	(1.5)	(5.5)

Other adjustments:
Acquisitions/ Mergers	—	—	—	—	—	(0.5)
Disposals	—	—	—	—	—	—
Transfers: general to specific	—	—	—	—	—	—

			—	—	—	(0.5)

Recovery of amounts previously charged off:
Ireland	4.1	—	14.4	—	9.6	—
United Kingdom	1.5	—	4.7	—	7.1	—
United States	—	—	—	—	—	—

Total recovery of amounts previously charged off	5.6	—	19.1	—	16.7	—

Amounts charged off:
Ireland	(77.4)	—	(39.0)	—	(29.1)	—
United Kingdom	(19.0)	—	(16.1)	—	(19.6)	—
United States	—	—	—	—	—	—

Total amounts charged off	(96.4)	—	(55.1)	—	(48.7)	—

Provision for loan losses charged to income:
Ireland	102.5	(25.2)	62.1	9.6	28.1	30.3
United Kingdom	6.7	16.4	8.1	22.4	14.1	(0.2)
United States	—	—	—	—	—	—

	109.2	(8.8)	70.2	32.0	42.2	30.1

Allowance at end of year	169.5	310.2	158.8	341.4	123.2	307.2

Total allowance	479.7		500.2		430.4

Movement in the Allowance for Loan Losses

	Financial year ended March 31,

	2000		1999

	Specific	General	Specific	General

	(in € millions)
Allowance at beginning of year	122.9	236.2	143.5	212.7

Total allowance	359.1		356.2

Exchange adjustments	6.5	15.9	(2.0)	(4.8)

Other adjustments:
Acquisitions/ Mergers	—	—	—	—
Disposals	—	—	—	—
Transfers: general to specific	—	—	—	—

	—	—	—	—

Recovery of amounts previously charged off:
Ireland	9.9	—	6.3	—
United Kingdom	7.8	—	9.3	—
United States	—	—	0.3	—

Total recovery of amounts previously charged off	17.7	—	15.9	—

Amounts charged off:
Ireland	(26.3)	—	(40.0)	—
United Kingdom	(20.8)	—	(20.6)	—
United States	(10.4)	—	(0.9)	—

Total amounts charged off	(57.5)	—	(61.5)	—

Provision for loan losses charged to income:
Ireland	22.9	13.2	24.9	10.1
United Kingdom	2.9	17.8	1.6	18.7
United States	(0.9)	—	0.5	(0.5)

	24.9	31.0	27.0	28.3

Allowance at end of year	114.5	283.1	122.9	236.2

Total allowance	397.6		359.1

      The following table presents additional information regarding provisions and allowances for loan losses for each of the five years ending March 31, 2003.

	For the Financial Year Ended March 31,

	2003	2002	2001	2000	1999

	(in € millions, except percentages)
	%	%	%	%	%
Allowance at end of year as a percentage of total loans to customers at end of year:
Ireland	1.12	1.02	0.92	0.89	1.20
United Kingdom	0.54	0.75	0.76	0.87	0.79
United States	—	—	—	—	25.86

Total	0.84	0.88	0.83	0.88	0.98

Specific	0.30	0.28	0.23	0.25	0.34
General	0.54	0.60	0.60	0.63	0.64

Total	0.84	0.88	0.83	0.88	0.98

Allowance at end of year as a percentage of loans accounted for on a non-accrual basis at end of year:(1)
Ireland	121.3	126.5	142.7	119.3	148.5
United Kingdom	300.5	197.9	131.2	107.2	52.2
United States	—	—	—	—	—

Total	150.1	151.3	136.7	112.1	81.0

Average loans to customers(2)	57,145	55,197	49,049	40,136	33,836
Provisions charged to income as a percentage of average loans to customers:
Specific	0.20	0.13	0.09	0.06	0.08
General	(0.02)	0.06	0.06	0.08	0.08

Total	0.18	0.19	0.15	0.14	0.16

Net loans charged off as a percentage of average loans to customers	0.16	0.07	0.07	0.10	0.13

(1)	Non-accrual loans include loans in Ireland and the United Kingdom against which interest continues to be accrued but against which specific provisions have been made. For the purposes of this calculation, non-accrual loans do not include accruing loans which are contractually past due 90 days or more as to principal or interest payments and loans which are “troubled debt restructurings” as defined in SFAS No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings”.

(2)	Average loans include average interest earning and non-interest earning loans.

      The following table provides information regarding loans charged off for each of the five years ended March 31, 2003.

	At March 31,

	2003	2002	2001	2000	1999

	(in € millions)
Ireland
Agriculture	2.9	1.7	2.5	2.1	3.7
Energy	5.0	—	—	1.8	—
Manufacturing	21.9	12.8	0.2	1.0	6.0
Construction and property	1.8	0.8	0.6	0.5	0.9
Distribution	2.1	1.3	1.6	1.5	3.4
Transport	—	—	—	—	0.4
Financial	—	—	—	—	—
Business and Other Services	14.5	5.7	5.4	5.0	3.0
Personal
— Residential Mortgages	—	—	—	0.1	0.1
— Other lending	29.2	16.7	18.8	14.3	22.5

	77.4	39.0	29.1	26.3	40.0

United Kingdom
Agriculture	0.1	0.1	0.1	0.1	—
Manufacturing	7.6	0.9	0.8	0.9	0.4
Construction and property	1.1	0.4	6.1	0.2	0.5
Distribution	0.3	4.5	0.2	0.4	0.4
Transport	—	—	—	—	0.1
Financial	—	—	—	—	—
Business and Other Services	2.7	1.2	1.5	1.4	0.3
Commercial mortgages	2.2	—	—	2.9	—
Personal
— Residential Mortgages	0.2	3.8	6.4	12.5	16.6
— Other lending	4.8	5.2	4.5	2.4	2.3

	19.0	16.1	19.6	20.8	20.6

United States
Commercial loans	—	—	—	—	0.9
Real estate loans, construction	—	—	—	—	—
Real estate loans, mortgage	—	—	—	—	—
Leases including consumer loans	—	—	—	10.4	—

	—	—	—	10.4	0.9

Group total	96.4	55.1	48.7	57.5	61.5

      The following table presents an analysis of the Group’s recoveries of loans previously charged off for each of the five years ended March 31, 2003.

	At March 31,

	2003	2002	2001	2000	1999

	(in € millions)
Ireland
Agriculture	0.2	1.2	0.8	0.9	0.9
Manufacturing	1.3	0.1	1.0	1.5	0.2
Construction and property	0.1	0.3	0.2	0.2	0.3
Distribution	0.1	0.8	0.5	0.8	1.0
Transport	—	—	—	—	0.1
Financial	—	—	—	—	—
Business and Other Services	0.6	2.7	1.9	0.9	0.4
Personal
— Residential Mortgages	—	—	—	—	0.1
— Other lending	1.8	9.3	5.2	5.6	3.3

	4.1	14.4	9.6	9.9	6.3

United Kingdom
Manufacturing	0.1	0.2	0.3	0.1	0.1
Construction and property	—	1.5	1.1	0.2	0.7
Distribution	0.4	0.1	0.2	0.1	0.5
Transport	—	—	—	—	0.1
Financial	—	—	—	—	—
Business and Other Services	0.1	1.1	0.5	0.2	0.3
Commercial mortgages	0.4	—	—	2.9	—
Personal
— Residential Mortgages	—	1.5	4.2	3.5	5.8
— Other lending	0.5	0.3	0.8	0.8	1.8

	1.5	4.7	7.1	7.8	9.3

United States
Commercial loans	—	—	—	—	0.3
Real estate loans, construction	—	—	—	—	—
Real estate loans, mortgage	—	—	—	—	—
Leases including consumer loans	—	—	—	—	—

	—	—	—	—	0.3

Group total	5.6	19.1	16.7	17.7	15.9

      The following table presents an analysis of allowances for loan losses at March 31, for each of the five years ended March 31, 2003.

	At March 31,

	2003	2002	2001	2000	1999

	(in € millions)
Ireland
Agriculture	11.2	10.8	10.7	12.3	10.3
Energy	5.9	0.1	—	—	0.3
Manufacturing	9.6	20.7	11.0	3.6	5.1
Construction and property	12.9	4.3	2.3	2.5	2.0
Distribution	7.0	7.6	4.1	4.1	6.5
Transport	—	—	—	—	0.6
Financial	—	—	—	—	0.1
Business and Other Services	28.9	13.6	9.0	9.8	5.2
Personal
— Residential Mortgages	0.6	0.5	0.4	0.4	0.4
— Other lending	71.2	63.4	45.5	43.6	38.3

	147.3	121.0	83.0	76.3	68.8

United Kingdom
Agriculture	0.1	0.1	0.2	0.3	1.1
Manufacturing	4.2	12.9	12.2	12.0	2.0
Construction and property	2.4	3.5	3.6	1.5	1.5
Distribution	0.5	1.4	0.7	0.6	2.9
Transport	—	—	—	—	0.1
Financial	—	—	—	—	0.1
Business and Other Services	4.7	7.7	8.1	2.6	1.3
Commercial mortgages	1.1	—	—	6.2	8.8
Personal
— Residential Mortgages	0.3	2.9	5.0	8.3	19.6
— Other lending	8.9	9.3	10.4	6.7	6.3

	22.2	37.8	40.2	38.2	43.7

United States
Commercial loans	—	—	—	—	—
Real estate loans, construction	—	—	—	—	—
Real estate loans, mortgage	—	—	—	—	—
Leases (including consumer)	—	—	—	—	10.4

	—	—	—	—	10.4

Total specific allowance	169.5	158.8	123.2	114.5	122.9
Total general allowance	310.2	341.4	307.2	283.1	236.2

Total group allowance	479.7	500.2	430.4	397.6	359.1

Risk Elements in Lending

      The U.S. Securities and Exchange Commission requires potential credit risk elements in lending to be analyzed as (i) loans accounted for on a non-accrual basis; (ii) accruing loans which are contractually past due 90 days or more as to principal or interest payments; (iii) loans not included in (i) or (ii) which are “troubled debt restructurings” as defined in Statement of Financial Accounting Standards No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings”, and (iv) potential problem loans not included in (i), (ii) or (iii).

      These categories reflect U.S. financial reporting practices which differ from those used by the Bank of Ireland Group. See Item 11 — “Market Risk — Provisions and Allowances for Loan Losses”.

      The Bank of Ireland Group’s loan control and review procedures do not include the classification of loans as non-accrual, past due 90 days or troubled debt restructurings. However, management has set out below its estimates of the amount of loans, without giving effect to available security and before the deduction of specific provisions, which would have been so reported had the Commission’s classifications been employed. In doing so it has included under the category of non-accrual loans those loans on which interest continues to be accrued but against which specific provisions have been made.

	At March 31,

	2003	2002	2001	2000	1999

	(in € millions)
Loans accounted for on a non-accrual basis
Ireland(1)	268	216	154	145	122
United Kingdom(1)	51	115	161	210	322
United States	—	—	—	—	—

Total	319	331	315	355	444

Accruing loans which are contractually past due 90 days or more as to principal or interest(2)(3)
Ireland	228	167	128	109	109
United Kingdom	160	200	181	240	246
United States	—	—	—	—	—

Total	388	367	309	349	355

Restructured loans not included above	—	—	—	—	5

(1)	Includes loans in Ireland and the United Kingdom where interest is accrued but provision has been made. The loans on which no interest is accrued amounted to €141m (2002: €124m) and the provisions thereon amounted to €88m (2002: €77m). The amount of interest in suspense in 2003 was €4.0m (2002: €6.0m).

(2)	Overdrafts generally have no fixed repayment schedule and are not included in this category.

(3)	Includes home mortgage loans in Ireland and the United Kingdom (March 31, 2003: €75.5 million in Ireland and €143 million in the United Kingdom) which are secured and, typically, where the original loan to value ratio exceeds 75%, benefit from mortgage indemnity insurance.

      The Bank of Ireland Group generally expects that loans, where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with loan repayment terms, would be included under its definition of non-accrual loans and would therefore have been reported in the above table. However, management’s best estimate of loans not included above, but concerning which the Bank of Ireland Group has doubts as to the ability of the borrowers to comply with loan repayment terms, totalled approximately €14.8 million at March 31, 2003.

      It is not normal practice for banks in Ireland or the United Kingdom to take property onto their books in settlement of problem loans or to classify them as Other Real Estate Owned. Where formal insolvency procedures are entered into, the property charged to the Bank is sold by the receiver, administrator or liquidator, with the proceeds received by the Bank. Loans subject to insolvency proceedings are included within non-performing loans in the table above, to the extent that they are not written off. This treatment is also followed for loans in Ireland and the United Kingdom which would be classified as “In-Substance Foreclosure” under U.S. reporting practices.

Cross-Border Outstandings

      Cross-border outstandings are those outstandings that create claims outside a reporting center’s country unless loaned in and funded or hedged in the local currency of the borrower. They comprise loans, acceptances, interest-bearing deposits with other banks, other interest-bearing investments, leases and any other monetary assets, but exclude finance provided within the Bank of Ireland Group. The geographical and sectoral breakdown is based on the country and sector of the borrower or of the guarantor of ultimate risk.

      Cross-border outstandings exceeding 1% of total assets are set forth in the following table:

	Banks and		Commercial
	other	Government	and industrial
	financial	and official	and other		As percentage of
	institutions	institutions	private sector	Total	total assets(1)

	(in € millions, except percentages)
As at March 31, 2003
United Kingdom	1,080	—	439	1,519	1.7%
Germany	864	—	54	918	1.0%
As at March 31, 2002
United Kingdom	1,310	—	349	1,659	1.9%
Cayman Islands	500	—	620	1,120	1.3%
As at March 31, 2001	—	—	—	—	—

(1)	Assets, consisting of total assets as reported in the consolidated balance sheet plus acceptances were €89.6 billion at March 31, 2003 (March 31, 2002: €87.4 billion, March 31, 2001: €79.0 billion).

      Cross-border outstandings to borrowers in countries in which such outstandings amounted to between 0.75% and 1.0% of total assets in aggregate were €739 million at March 31, 2003, €868 million at March 31, 2002 and €766 million at March 31, 2001. The country concerned in 2003 was Cayman Islands (2002: Germany, 2001: the United Kingdom).

      As at March 31, 2003, Bank of Ireland Group had no significant exposure to countries experiencing liquidity problems.

Debt Securities

      The following table shows the book value of Bank of Ireland Group’s debt securities at March 31, 2003, 2002 and 2001.

	At March 31,

	2003	2002	2001

	(in € millions)
Irish Government	2,937	2,104	1,481
Other European government	704	505	398
U.S. Treasury and U.S. government agencies	—	3	3
Mortgage-backed obligations of federal agencies	—	—	45
Collateralized mortgage obligations	—	3	5
Obligations of U.S. states and political subdivisions	—	—	—
Corporate bonds	7,428	7,147	5,658
Other securities	1,268	1,123	939

	12,337	10,885	8,529

      The market value of Bank of Ireland Group’s Irish Government securities (the book value of which exceeded 10% of stockholders’ equity) at March 31, 2003 was €2.9 billion (2002: €2.1 billion; 2001: €1.5 billion).

      The following table categorizes the Group’s investment debt securities, excluding trading securities, by maturity and weighted average yield at March 31, 2003.

	At March 31, 2003

			More than 1 year		More than 5 years
	Less than 1 year		less than 5 years		less than 10 years		After 10 years

	Book	Percent	Book	Percent	Book	Percent	Book	Percent
	Value	Yield	Value	Yield	Value	Yield	Value	Yield

	(in € millions, except percentages)
Irish government	—	—	—	—	—	—	185	5.00
Other European government	—	—	354	7.71	14	6.00	—	—
US Treasury & US government agencies	—	—	—	—	—	—	—	—
Collateralised mortgage obligations	—	—	—	—	—	—	—	—
Corporate bonds	1,552	3.46	4,196	3.22	1,325	3.58	135	2.51
Other	637	4.13	242	2.94	—	—	—	—

Total book value	2,189		4,792		1,339		320

      Maturity is remaining contractual maturity except for mortgage-backed securities where maturity has been calculated on an expected duration basis. The weighted average yield for each range of maturities is calculated by dividing the annual interest income prevailing at the balance sheet date by the book value of securities held at that date.

Loans and Advances to Banks

      The Group places funds with other banks for a number of reasons, including liquidity management, the facilitation of international money transfers and the conduct of documentary credit business with correspondent banks.

      Limits on the aggregate amount of placings that may be made with individual institutions are established in accordance with Group credit policy.

      The following table analyzes placings with banks, based on the branches from which the placing is made. Placings with banks are included in Loans and Advances to Banks in the financial statements.

	At March 31,

	2003	2002	2001

	(in € millions)
Placings with banks repayable within 30 days:
Domestic	3,288	3,741	1,811
Foreign	253	1,563	1,460

Total	3,541	5,304	3,271

Placings with banks repayable beyond 30 days:
Domestic	3,800	3,024	4,795
Foreign	139	57	49

Total	3,939	3,081	4,844

Total	7,480	8,385	8,115

LIABILITIES

Deposits

      The following tables analyze average deposits by customers based on the location of the branches in which the deposits are recorded.

	At March 31,

	2003	2002	2001

		(restated)	(restated)

	(in € millions)
Branches in Ireland	25,022	22,814	19,255
Branches outside Ireland	22,882	24,090	21,936

Total	47,904	46,904	41,191

	At March 31,

	Average		Average		Average
	Interest Rate		Interest Rate		Interest Rate
	during 2003	2003	during 2002	2002	during 2001	2001

	%	(in € millions)%		(in € millions)%		(in € millions)
Branches in Ireland
Current accounts:
Interest bearing	1.5	750	2.0	643	2.9	488
Non-interest bearing	—	5,794	—	5,092	—	4,135
Deposit accounts:
Demand	1.7	10,919	2.4	11,547	1.5	8,110
Time	1.2	7,559	3.0	5,532	3.0	6,522

		25,022		22,814		19,255

Branches outside Ireland
Current accounts:
Interest bearing	2.6	2,013	3.1	1,604	3.6	1,360
Non-interest bearing	—	753	—	693	—	520
Deposit accounts:
Demand	2.8	9,628	4.0	9,692	5.4	8,014
Time	4.6	10,488	4.9	12,101	5.8	12,042

		22,882		24,090		21,936

Total		47,904		46,904		41,191

      Current accounts are checking accounts raised through the Group’s branch network and in Ireland are primarily non-interest bearing.

      Demand deposits bear interest at rates which vary from time to time in line with movements in market rates and according to size criteria. Such accounts are not subject to withdrawal by check or similar instrument and have no fixed maturity dates.

      Time deposits are generally larger and bear higher rates of interest than demand deposits but have predetermined maturity dates.

      The following table shows details of the Group’s large time deposits and certificates of deposit (U.S.$100,000 and over or the equivalent in other currencies) by time remaining until maturity.

	At March 31, 2003

	0-3	3-6	6-12	Over 12
	months	months	months	months

	(in € millions)
Time deposits
Domestic branches	3,985	339	202	467
Foreign branches	4,393	206	275	222
Certificates of deposit
Domestic branches	—	—	—	—
Foreign branches	2,097	396	82	—

	10,475	941	559	689

      Non-resident deposits held in domestic branches at March 31, 2003 accounted for approximately 7% of total deposits.

Short-Term Borrowings

      The following table shows details of short-term borrowings of the Group for each of the three years ended March 31, 2003.

	At March 31,

	2003	2002	2001

		(restated)

	(in € millions, except percentages)
Debt securities in issue
End of year outstandings	9,652	6,374	5,016
Highest month-end balance	10,411	6,374	5,059
Average balance	8,792	5,287	3,655
Average rate of interest
At year-end	2.7%	3.8%	4.2%
During year	3.1%	4.6%	6.2%
Deposits by banks
End of year outstandings	10,149	11,900	10,802
Highest month-end balance	13,771	14,764	15,844
Average balance	12,056	11,419	12,131
Average rate of interest
At year-end	2.7%	4.2%	6.4%
During year	3.2%	3.7%	5.7%

      Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year-end are average rates for a single day and as such may reflect one-day market distortion which may not be indicative of generally prevailing rates.

Item 6     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

      The strategic direction of the Group is provided by the Court of Directors (the “Court”) which comprises executive and non-executive Directors. Management is delegated to certain officers and committees of the Court.

      Certain information concerning the Directors and executive officers as at July 23, 2003 is set out below and, in the case of executive Directors, the year of appointment to their present position in square brackets.

Name	Age	Position held	Year appointed a director

Directors
Laurence G Crowley	66	Governor	1990
Richard Burrows	57	Deputy Governor	2000
Michael D Soden [2002]	56	Group Chief Executive	2001
Brian J Goggin [2003]	51	Chief Executive, Asset Management Services	2000
John O’Donovan [2001]	51	Group Chief Financial Officer	2002
Roy E Bailie	60	Non-Executive Director	1999
David Dilger	46	Non-Executive Director	2003
Donal J Geaney	52	Non-Executive Director	2000
Maurice A Keane	62	Non-Executive Director	1983
Raymond MacSharry	65	Non-Executive Director	1993
George Magan	57	Non-Executive Director	2003
Caroline A Marland	57	Non-Executive Director	2001
Thomas J Moran	50	Non-Executive Director	2001
Denis O’Brien	45	Non-Executive Director	2000
Mary P Redmond	52	Non-Executive Director	1994
Executive Officers
John G Collins	56	Chief Executive, Retail Businesses
Des Crowley	43	Chief Executive, Retail Financial Services ROI
Denis Donovan	49	Chief Executive, Wholesale Financial Services
Roy Keenan	56	Chief Executive, UK Financial Services
Cyril Dunne	43	Group Chief Information Officer
Jeff R Warren	55	Group Chief Development Officer
John Clifford	53	Group Secretary

Non-Executive Officers

Laurence G Crowley ## OO

Governor

      Appointed to the Court in 1990 and Deputy Governor from 1995 to 1997. Appointed Governor following the 2000 Annual General Court. Chairman of PJ Carroll and Co. Ltd and a director of Elan Corporation plc and a number of other companies. Former Executive Chairman of the Michael Smurfit Graduate School of Business at University College, Dublin.

      (Age 66)

Richard Burrows ++ # *

Deputy Governor

      Appointed to the Court in 2000. Appointed Deputy Governor in October 2002 and Senior Independent Director in February 2003. Joint Managing Director of Pernod Ricard S.A. and Chairman of Irish Distillers Group Ltd. Past President of the Irish Business and Employers Confederation (IBEC).

      (Age 57)

Executive Directors

Michael D Soden

Group Chief Executive

      Joined the Group as Group Chief Executive Designate on September 1, 2001. Appointed to the Court on September 11, 2001. Appointed Group Chief Executive on March 1, 2002. Formerly Executive General Manager of Global Business and Personal Financial Services in National Australia Bank.

      (Age 56)

Brian J Goggin

Chief Executive Asset Management Services

      Joined Bank of Ireland in 1969. Subsequently served in a variety of senior management positions within Bank of Ireland Group in the United States, Britain and Ireland. Appointed Chief Executive Corporate and Treasury in 1996, Chief Executive Wholesale Financial Services in 2002 and Chief Executive Asset Management Services with effect from April 1, 2003. Appointed to the Court in 2000.

      (Age 51)

John O’Donovan

Group Chief Financial Officer

      Joined the Group in November 2001 as Group Chief Financial Officer. Appointed to the Court in July 2002. Formerly Group Finance Director of Aer Lingus.

      (Age 51)

Non-Executive Directors

Roy E Bailie, OBE + #

      Appointed to the Court in 1999. Chairman of W&G Baird Holdings Ltd. A director of the Bank of England and UTV plc and formerly a member of the Northern Ireland Advisory Board of Bank of Ireland.

      (Age 60)

David Dilger

      David Dilger is a Chartered Accountant. He has been Chief Executive Officer of Greencore Group plc since 1995, Chief Operating Officer from 1992 and Chief Executive of Food Industries plc, which was acquired by Greencore, from 1988. Previously, he was Group Finance Director of Woodchester Investments plc, a publicly quoted Irish financial services group.

      (Age 46)

Donal J Geaney +

      Appointed to the Court in 2000. Chairman of Automsoft, the Irish Aviation Authority and the National Pensions Reserve Fund Commission. Member of the Board of Directors of BIO (The Biotechnology Industry

Organisation) and of The Ireland-United States Council. Member of the Board of The Trinity College Foundation. Patron of Junior Achievement. Senior advisor to Elan Corporation, plc.

      (Age 52)

Maurice A Keane

      Appointed to the Court in 1983 as an executive Director. Group Chief Executive from February 1998 until he retired from that post in February 2002, remaining as a non-executive Director. Chairman of Bank of Ireland UK Holdings plc and BUPA Ireland Ltd. A director of DCC plc.

      (Age 62)

Raymond MacSharry + §

      Appointed to the Court in 1993. A former Minister for Finance and a former EU Commissioner for Agriculture. Chairman of London City Airport Ltd and a director of Ryanair Holdings plc.

      (Age 65)

George Magan

      George Magan is a Chartered Accountant and has had a distinguished career as a corporate financier in the City of London. He was a long-standing Director of Morgan Grenfell before co-founding and becoming Chairman of J.O. Hambro Magan, a merchant bank. When it was sold to NatWest in 1996, he became Chairman of NatWest Markets Limited Corporate Finance, and subsequently Hawkpoint Partners Limited. He is currently a Partner in Rhône Group, a private equity company headquartered in New York and he is Chairman of Morgan Shipley, an investment banking company based in Dubai.

      (Age 57)

Caroline A Marland

      Appointed to the Court in 2001. Director of Burberry Group plc. Former Managing Director of Guardian Newspapers and a former member of the main board of directors of the Institute of Directors in the UK.

      (Age 57)

Thomas J Moran + #

      Appointed to the Court in 2001. President and Chief Executive Officer of Mutual of America Life Insurance Company. A member of the Taoiseach’s Economic Advisory Board, the boards of the Irish Chamber of Commerce in the USA and the Ireland — US Council for Commerce. Chairman of Concern Worldwide (U.S.) and of the North American Board of the Michael Smurfit Graduate School of Business at UCD.

      (Age 50)

Denis O’Brien §

      Appointed to the Court in 2000. Former Chairman of ESAT Telecom Group plc. Chairman of 2003 Special Olympics World Summer Games. Chairman, Governing Body National College of Ireland. A director of Oakhill plc, Digicel Ltd., and a number of other companies.

      (Age 45)

Mary P Redmond # §

      Appointed to the Court in 1994 and appointed Deputy Governor from 2000 to September 2002. Consultant Solicitor in Employment Law at Arthur Cox and founder of the Irish Hospice Foundation and of The Wheel, the Community and Voluntary Sector network.

      (Age 52)

*	Senior Independent Director
++	Chairman of the Group Audit Committee
+	Member of the Group Audit Committee
##	Chairman of the Group Remuneration Committee
#	Member of the Group Remuneration Committee
OO	Chairman of the Group Nominations Committee
§	Member of the Group Nominations Committee

Terms of Office of the Directors

      In accordance with the Bye-Laws of the Bank each Director, if eligible, must submit himself/ herself for re-election by the stockholders every three years. The normal retirement age for Directors is age 68.

REMUNERATION OF DIRECTORS AND OFFICERS

      The aggregate remuneration paid by the Group to the Directors and Executive Officers, (22 persons), then in office, for the financial year ended March 31, 2003 was €8.57 million, including amounts paid under bonus and/or profit-sharing plans. The aggregate amount, included in the above figure, set aside by the Group, in the financial year ended March 31, 2003, to provide pension benefits for these Directors and Executive Officers amounted to €0.53 million. None of the Executive Officers beneficially holds more than 1% of the Share Capital on an individual basis. Additional information regarding remuneration of Directors is set out in Note 41 to the Consolidated Financial Statements.

Executive Directors’ Remuneration Policy

      Reward policies are aligned with the objective of maximising stockholder value. In determining remuneration levels account is taken of such factors as each individual’s responsibilities and performance and levels of remuneration in comparable organisations both in Ireland and the United Kingdom and the general pay awards made to staff overall.

Service contracts

      No service contract exists between the Bank and any Director which provides for a notice period from the Group of greater than one year.

Employees’ Profit Sharing Plan

      All employees of the Bank and of its participating wholly owned subsidiaries in Ireland, Northern Ireland and Britain (each a “Participating Company”), including Executive Directors, whose remuneration is subject to Irish or U.K. Income Tax under Schedule E, may participate in a profit sharing plan, the Bank of Ireland Group Employee Stock Issue Scheme (the “Scheme”). To be eligible to do so, they must have had an existing contract of employment with a Participating Company on the last day of the Group’s financial year, which contract must have existed for a period of at least 12 months as at that date and be still in existence on the date on which a profit sharing announcement is made. Employees have the choice of taking their allocation under the Scheme in cash, or in the Ordinary Stock of the Bank. Such stock, when allotted, is held on the employee’s behalf by the Trustees of the Scheme for a minimum period of two years. An additional feature of the Irish version of the plan permits those who choose to take the free stock to forego an amount of their salary towards the acquisition of up to an equivalent amount of stock to be held on the same basis. The Directors have authority from the stockholders to approve profit share payments under the Scheme. To date, annual payments have ranged between zero and 3.5% of each participant’s basic remuneration. The most recent payment approved under the Scheme was 2.0% of basic remuneration (€9 million) for the financial year ended March 31, 2003. As at March 31, 2003, 0.5% of the Bank’s Issued Ordinary Stock was held by the Trustees of the Scheme.

Group Pension Plans

      The Group operates a number of pension plans in Ireland and overseas. The plans are funded and are primarily of the defined benefit type and the assets of the plans are held in separate trustee administered funds. Payments to these defined benefit funds are determined on an actuarial basis, designed to build up reserves during the working life of full-time employees to pay the employees, or their dependants, a pension after retirement. A formal actuarial valuation is undertaken at least triennially to determine the payments to each of these defined benefit funds. At each valuation the funds’ actuaries confirm that the liabilities of each fund, based on current salary levels, are fully funded on a discontinuance basis.

      The total pension cost for the Group in respect of the financial year ended March 31, 2003 was €57 million of which €32 million related to the main scheme.

Interest of Management in Certain Transactions

      No transaction, material to the Group, has been entered into in the last three fiscal years to which the Bank or any of its subsidiaries was a party in which any Director or officer of the Bank, any significant shareholder or any relative or spouse thereof had a direct or indirect material interest, and to the knowledge of the Group, no such transactions are presently proposed.

Indebtedness of Directors and Executive Officers

      The aggregate amount of indebtedness of Directors (11 persons), on normal commercial terms to the Bank of Ireland Group amounted to €27 million at March 31, 2003. The interest rates payable thereon and other terms were at prevailing market rates and terms and reflect ordinary commercial transactions and do not involve more than the normal risk of collectibility or present other unfavourable features. The aggregate amount of indebtedness of Executive Directors and Executive Officers of the Group (10 persons) and two connected persons, not included in the above figure, on terms similar to those on which loans are made to members of staff generally, which are at interest rates more favorable than prevailing market rates, was €513,399 at March 31, 2003. These loans were outstanding at the time of the enactment of the U.S. Sarbanes-Oxley Act. Loans to Directors and Executive Officers at rates more favorable than prevailing market rates, while conforming with Irish practice and law, would in most cases not be permissible for similar institutions subject to regulation in the U.S.

CORPORATE GOVERNANCE STATEMENT

      The Court of Directors is accountable to the stockholders for corporate governance and continues to be committed to maintaining the highest standards of corporate governance as set out in the “Combined Code: Principles of Good Governance and Code of Best Practice” (the “Code”). The Directors believe that the Group has complied fully with the provisions of the Code throughout financial year 2002/2003. The Directors have considered the many developments in corporate governance over the past year and following the publication in January 2003 of the “Review of the role and effectiveness of non-executive directors” will have regard to the revised provisions of the Code when they become effective.

COURT OF DIRECTORS

      The following statements indicate how the Court of Directors has applied the principles contained in the Code:

•	it is the practice that the Court of Directors comprises a significant majority of non-executive Directors;

•	as at May 14, 2003, the Court comprised 13 Directors, 10 of whom are non-executive Directors;

•	the non-executive Directors have varied backgrounds, skills and experience and each brings his/her own independent judgement to bear on issues of strategy, performance and standards of conduct; all are considered to be independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement; collectively, the Court brings strong and effective leadership to the Group (see short biographical descriptions of each of the Court members on pages 64 to 67);

•	Richard Burrows, as Deputy Governor, was appointed Senior Independent Director in February 2003 on the retirement of Anthony Barry;

•	all non-executive Directors are appointed for an initial four year term but may be asked to stay for a final term of up to a maximum of a further four years;

•	all Directors retire by rotation at least every three years and if eligible may offer themselves for re-election;

•	on appointment all non-executive Directors receive comprehensive briefing documents designed to familiarise them with the Group’s operations, management and governance structures. These cover the functioning of the Court and the role of the key Court Committees. In addition, new Directors are offered an induction programme, including visits to Group businesses and meetings with senior management as appropriate. On an ongoing basis special training/ briefing sessions appropriate to the business of the Group are provided to all non-executive Directors;

•	all newly appointed Directors are provided with documentation detailing their responsibilities as Directors;

•	there is a clear distinction between the responsibilities at the head of the Group through the separation of the position of the chairman of the Court (the Governor), who is non-executive and the Group Chief Executive;

•	a minimum of nine scheduled meetings of the Court are held each year. Additional meetings are arranged if required. When necessary the Court appoints a committee to consider and progress specific matters which require attention between scheduled Court meetings;

•	a programme is prepared and agreed each year which ensures that the Directors are able to review corporate strategy on a regular basis as well as the operations and performance of business units;

•	agenda and papers which provide the Directors with relevant information to enable them to discharge their duties are circulated in advance of each meeting. Additionally, the Court has a schedule of matters specifically reserved for its decision and periodically reviews and appraises its own performance and effectiveness;

•	in addition, the Court meets informally from time to time to explore business and banking issues in more detail than might be practicable at the regular formal meetings;

•	the Court receives regular reports, both directly and through the Group Audit Committee on corporate governance, compliance issues and internal controls;

•	the non-executive Directors meet annually, without management present, to review in detail the effectiveness of the Court itself and of Court Committee procedures and corporate governance in general;

•	the Directors have access to the advice and services of the Group Secretary, who is responsible to the Court to ensure Court procedures and regulations are complied with. The Directors also have access to independent professional advice, at the Group’s expense, if and when required.

COURT COMMITTEES

      The Court delegates responsibility for a range of specific issues to different committees, whose terms of reference are reviewed periodically, as set out below. In all cases the Court is kept fully informed of the activities of each committee through formal reports and minutes thereby providing it with an opportunity to have its views taken into account.

      Group Audit Committee — The Group Audit Committee, which comprises non-executive Directors only, is responsible for meeting regularly with the Group’s senior management, the external auditors, the Group Chief Internal Auditor and the Head of Group Compliance to review the Group’s internal controls, the internal and external audit plans and subsequent findings, the selection of accounting policies, the auditors’ report, financial reporting including the annual audited accounts and other related matters including monitoring the management of operational risk. The Group Audit Committee is also charged with the responsibility of reviewing the independence, objectivity and effectiveness of the services provided by the external auditors and annually reviews the nature and extent of non-audit work carried out by them to ensure a proper balance between objectivity and cost effectiveness. The external auditors, the Group Chief Internal Auditor and the Head of Group Compliance all have full and unrestricted access to the Group Audit Committee. The external auditors attend meetings of the Group Audit Committee and once a year meet with the Committee without management present to ensure that there are no outstanding issues of concern. The membership of the Group Audit Committee currently comprises Richard Burrows (Chairman), Roy Bailie, Donal Geaney, Thomas Moran and Raymond MacSharry. The committee met on six occasions during the year ended March 31, 2003.

      Group Remuneration Committee — The Group Remuneration Committee comprises non-executive Directors only. The membership of this committee currently comprises Laurence Crowley (Chairman), Roy Bailie, Richard Burrows, Tom Moran and Mary Redmond. The Committee met on four occasions during the year ended March 31, 2003.

      Group Nominations Committee — The Group Nominations Committee comprises non-executive Directors only. It is responsible for recommending to the Court names of Directors for co-option to the Court and for overseeing top management succession plans. The membership of the Group Nominations Committee currently comprises Laurence Crowley (Chairman), Raymond MacSharry, Denis O’Brien and Mary Redmond. The Committee met twice during the year ended March 31, 2003.

      Group Risk Policy Committee — The Group Risk Policy Committee is responsible for recommending high-level risk policy and risk strategy to the Court for approval and for overseeing management of risk within approved policy parameters. It is a sub-committee of the Court and is chaired by Brian Goggin. For further details see page 84.

      Group Investment Committee — The Group Investment Committee is responsible for evaluating all material investment/ divestment/ capital expenditure proposals and approving those within its authority and recommending those outside its authority to the Court. It is also responsible for monitoring the progression of such proposals and ensuring satisfactory delivery of expected benefits. This Committee is chaired by Michael Soden, Group Chief Executive.

EMPLOYEES

      For the year ended March 31, 2003 the Group employed 18,214 staff on an average full time equivalent basis (see Note 8 on page F-25). The decrease in staff over the previous year’s figure (18,438) is mainly due to the Group Transformation Programme which is now nearing completion.

      The Bank continues to operate an Employee Stock Issue scheme under which Group employees may be granted allocation of shares depending on Group performance. This year the three year Sharesave Scheme (“SAYE Scheme”) matured and will be replenished by a new scheme later in the year.

STOCK OPTIONS

      Under the terms of the Senior Executive Stock Option Schemes approved by the stockholders, options may be granted, at the discretion of the Directors, enabling Senior Executives to subscribe for specified numbers of units of Ordinary Stock.

      As at June 30, 2003 options were outstanding over 7,012,066 units of stock representing 0.71% of the total Ordinary Stock then in issue.

      Such options are exercisable as follows:

	Number
	Outstanding at
Exercise price (€ cent)	June 30, 2003	Exercise Period

1.670	20,000	May 1997 – May 2004
2.111	90,000	May 1998 – May 2005
2.819	601,000	June 1999 – June 2006
3.241	80,000	Nov 1999 – Nov 2006
4.529	435,000	June 2000 – June 2007
5.753	272,600	Nov 2000 – Nov 2007
8.264	234,000	May 2001 – May 2008
8.933	622,000	July 2002 – July 2009
8.430	80,250	Nov 2002 – Nov 2009
6.960	732,066	May 2003 – May 2010
9.150	171,150	Nov 2003 – Nov 2010
11.050	702,000	May 2004 – May 2011
10.540	234,000	Nov 2004 – Nov 2011
12.500	1,003,000	May 2005 – May 2012
10.65	20,000	Nov 2005 – Nov 2012
10.77	1,715,000	June 2006 – June 2013

      As at June 30, 2003, Executive Directors and Executive Officers as a group held options under the above scheme over a total of 1,233,150 units, representing 0.12% of the total Ordinary Stock in issue.

      In addition to their interests in Ordinary Stock through their holding of stock options and the conditional awards of stock they have received under the Long Term Performance Stock Plan (“LTSP”) as set out in Note 33, the interests of the Directors and Secretary in office at June 30, 2003, and of their spouses and minor children, in the stocks issued by the Bank are set out below:

UNITS OF €0.64
OF ORDINARY STOCK
As at June 30, 2003
Beneficial

DIRECTORS
R E Bailie	1,265
R Burrows	44,746
L G Crowley	31,097
D J Geaney	7,587
B J Goggin	321,577
M A Keane	1,191,185
R MacSharry	1,473
C A Marland	1,224
T J Moran	1,239
D O’Brien	201,224
J O’Donovan	3,000
M P Redmond	2,396
M D Soden	89,756
SECRETARY
J B Clifford	48,527

Limitations on Stock Issue and Stock Option Plans

      All of the employee stock issue and stock option schemes are subject to a range of flow rate controls approved by the Stockholders and which conform to institutional investor guidelines.

      The exercise of all options granted since the commencement of the financial year 1996/97 is conditional upon earnings per share achieving a cumulative growth of at least 2% per annum compound above the increase in the Consumer Price Index over either the three year period, or if not achieved, the six year period, commencing with the period in which the options are granted.

Group Sharesave Scheme

      At the 1999 Annual General Court the Stockholders approved the establishment of a Sharesave (“SAYE”) Scheme. This Scheme was launched in February 2000 and options to purchase units of Ordinary Stock were granted to participating employees at an option price of €5.40, which represented a 20% discount to the then market price. As at May 1, 2003 there were outstanding options under the Scheme over 12,410,524 units of Ordinary Stock (1.32% of the Issued Ordinary Stock). These options are ordinarily exercisable, provided the participant’s savings contracts are complete, between May 2003 and May 2007. See Note 33.

Item 7     MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

CONTROL OF REGISTRANT

      As far as the Bank is aware, it is neither directly nor indirectly owned or controlled by another corporation or any government and there are no arrangements in place the operation of which may result in a change in its control.

      As at June 30, 2003 the Bank had received notification of the following substantial interests in its Issued Ordinary Stock:

NAME	Units Held	%

Bank of Ireland Asset Management Limited*	58,190,061	5.9

*	This stockholding is not beneficially owned by this company, but is held on behalf of a range of clients, none of whom hold, so far as the Directors have been notified, more than 3% of the Issued Ordinary Stock.

      As at June 30, 2003, Directors and executive officers of the Bank as a group beneficially held 0.2% (2.2 million units) of the Bank’s Issued Ordinary Stock.

      The Group’s major stockholders do not have different voting rights from other stockholders.

RELATED PARTY TRANSACTIONS

      Refer to Note 41 and Note 43 in the Financial Statements. Also see “Interest of Management in Certain Transactions” and “Indebtedness of Directors and Executive Officers” on page 68.

DESCRIPTION OF US STOCKHOLDERS

      At March 31, 2003, 764,418 units of Ordinary Stock were held by 418 stockholders with registered addresses in the U.S. and 3,125,259 ADSs were held by 240 registered holders with addresses in the U.S. The combined shareholdings of these holders comprise approximately 1.3% of the total number of units of Ordinary Stock in issue at March 31, 2003 (being 996,170,626 units). These figures do not include either the number of units of Ordinary Stock held by stockholders with registered addresses outside the U.S. in which U.S. residents have an interest or the number of such U.S. residents.

RELATIONS WITH STOCKHOLDERS

      The Group recognises the importance of communicating with its stockholders. It seeks to provide through its Annual Report a balanced, clear assessment of the Group’s performance and prospects. The Group also uses its internet website (www.bankofireland.ie) to provide investors with the full text of the Annual and Interim reports, the Form 20-F, (which is filed annually with the US Securities and Exchange Commission) and with copies of slide presentations to analysts and investors relating to the Group’s full year and half year results. Additionally the “Investor Information” section on the Group’s homepage on the website is updated with all Stock Exchange releases as they are made by the Group.

      All stockholders are encouraged to participate in the Annual General Court, the notice of this meeting issuing at least 20 working days before the meeting. At the Annual General Court separate resolutions are proposed on each substantially separate issue and when an issue has been determined at the meeting on a show of hands, the Chairman indicates to the meeting the proportion of proxy votes for and against that resolution to demonstrate what the voting position would have been if the votes of those not in attendance at the meeting were taken into account. It is usual for all Directors to attend the Annual General Court and to be available to meet stockholders both before and after the meeting. In addition a “Help Desk” facility is available at the meeting to assist stockholders to resolve any issues in relation to their stockholdings.

      The Group has an active and well developed Investor Relations programme which involves regular meetings between the Group Chief Executive, members of his senior executive team, the Head of Investor Relations and the Group’s principal institutional stockholders and with financial analysts and brokers. All such meetings are governed by procedures to ensure that price sensitive information is not divulged.

Item 8     FINANCIAL INFORMATION

      See pages F-1 through F-102.

DIVIDEND POLICY

      The table below provides a summary of dividends per unit of Ordinary Stock paid in respect of the past five financial years.

	Dividends	Translated into
	per unit of	U.S. cents
	Ordinary Stock	per Unit of
Dividend Payment Date	(in euro cent)	Ordinary Stock(1)

Financial Year ended March 31, 2003
January 7, 2003	13.20	13.75
Financial Year ended March 31, 2002
January 8, 2002	11.60	10.35
July 19, 2002	21.40	21.73
Financial Year ended March 31, 2001
July 13, 2001	19.60	16.71
January 16, 2001	9.40	8.81
Financial Year ended March 31, 2000
July 14, 2000	16.14	15.13
January 11, 2000	7.36	7.60
Financial Year ended March 31, 1999
July 16, 1999	12.57	12.83
January 11, 1999	5.84	6.71

(1)	Translated at the Noon Buying Rate on the dates of payment.

      The Group operates a progressive dividend policy based on the medium term outlook as well as earnings in any particular year. Total dividend for 2002/2003 is covered 2.7 times compared to 2.8 times in the previous year.

LEGAL PROCEEDINGS

      There are no legal or arbitration proceedings pending or threatened of which the Bank is aware involving the Group which may or have had in the recent past a significant effect on the financial position of the Group taken as a whole.

PROSPECTIVE ACCOUNTING CHANGES

International Accounting Standards

      The European Commission has adopted a regulation on the application of International Financial Reporting Standards (“IFRS”). This requires that the Group accounts of all listed companies in the EU should, from January 2005, be drawn up on the basis of adopted IFRSs. The adoption of the International Accounting Standards Board (“IASB”) standards is the responsibility of the Accounting Regulatory Committee of the European Commission. The Group is currently considering the implications of the regulation and expects to prepare its first financial statements in accordance with adopted IFRSs for the year ending March 31, 2006.

      During 2002, the IASB proposed improvements to a number of its standards, and the Accounting Standards Board (“ASB”) in the UK instituted a convergence program whereby a number of these standards when updated would be substituted for existing Irish standards in order to facilitate convergence with IFRS.

Financial Reporting Standard 17, “Retirement Benefits” (“FRS 17”)

      In November 2000, FRS 17 was issued by the UK Accounting Standards Board. The standard sets out the requirements for accounting for retirement benefits. It requires that scheme assets are valued at fair value and scheme liabilities are measured using the projected unit method. The pensions charge in the profit and loss account is to consist of three elements: (i) the current service cost, (ii) the net of the expected return on pension assets and (iii) the interest cost of the pension liabilities. Actuarial gains or losses are to be recognized through the statement of total recognized gains or losses and not amortized through the profit and loss account. In June 2002, the Accounting Standards Board delayed the implementation of this accounting standard to facilitate convergence with IFRS.

Accounting for costs associated with exit or disposals

      SFAS 146 was issued in June 2002 and addresses the financial accounting and reporting for costs associated with exit or disposal activities. This standard requires that the fair value of a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred and nullifies EITF 94-3 which requires the recognition of a liability at the date of an entity’s commitment to an exit plan. The Group does not expect SFAS 146 to have a material impact on its results or financial position.

Accounting of certain financial institutions, an amendment to SFAS 72 and 144 and FIN 9

      SFAS 147 was issued on October 1, 2002 and amends the requirements of FASB 72 and 144 and FIN 9. It requires that for acquisitions of financial institutions that occur after October 1, 2002 and which meet the definitions of a business combination, the excess of assumed liabilities over acquired assets should be treated as goodwill rather than as an unidentifiable intangible asset. The Group does not expect SFAS 147 to have a material impact on its results or financial position.

Accounting for share-based compensation-transition and disclosures

      In November 2002, the ASB issued Financial Reporting Exposure Draft 31 — Share-based payment (“FRED31”) which would apply to all entities and all types of share based payment transactions including all employee share option plans. The proposed standard would require entities to recognize an expense in the profit and loss account in respect of share based payments over the period in which the services are rendered by the employees. The expense will be measured by reference to the fair value of the equity instruments granted taking into account the terms and conditions upon which those equity instruments were granted. The ASB expects to publish a standard during 2003. As the Group operates a number of share based schemes, implementation of this standard would result in a change to the profit and loss account. For further details see Note 33.

      SFAS 148 was issued on January 1, 2003. It amends SFAS 123 to provide alternate methods of transition for entities voluntarily adopting a fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123. The Group has elected to continue to follow the principles of APB25 in Accounting for Stock Options under US GAAP.

Amendment of Statement 133 on Derivative Instruments and Hedging Activities

      SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. It requires that contracts with comparable characteristics be accounted for similarly. In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6(b) of Statement 133, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to language used in FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and amends certain other existing pronouncements. This Statement is effective for contracts entered into or modified after June 30, 2003. The Group does not expect SFAS 149 to have a material impact on its results or financial position.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

      SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the year ended March 31, 2004. The Group is currently considering the impact of this pronouncement.

Guarantor’s accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others

      FIN 45 was issued on November 25, 2002. It addresses disclosure requirements for guarantors in respect of certain guarantees issued (including guarantees embedded in other contracts) and requires recognition of a liability to be recognised for the fair value of obligations assumed under guarantees issued.

      FIN 45 applies to contracts of indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in a variable that is related to an asset, liability or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordinated interests in a special purpose entity and guarantees of a company’s own future performance. The Group does not expect FIN 45 to have a material impact on its results or financial position.

Consolidation of Variable Interest Entities

      FIN 46 was issued in January 2003. FIN 46 provides guidance on how to identify a variable interest entity (“VIE”) and determine when the assets, liabilities, non controlling interests, and results of operations of a VIE need to be included in a company’s consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company’s interest in the VIE is such that the company will absorb a majority of the VIE’s expected losses and/or receive a majority of the entity’s expected residual returns, if they occur.

      The consolidation requirements apply immediately to all VIEs created after January 31, 2003 and effective July 1, 2003 for VIEs acquired before February 1, 2003. At March 31, 2003 based on the Group’s interpretation of FIN 46, it did not have a material effect on its results or financial position.

Item 9     THE OFFER AND LISTING

NATURE OF TRADING MARKET

      As at June 30, 2003 the authorized capital stock of the Bank was made up of €960,000,000 divided into 1,500,000,000 units of Ordinary Stock of €0.64 each, U.S.$200,000,000 divided into 8,000,000 units of Non-Cumulative Preference Stock of U.S.$25 each, STG£100,000,000 divided into 100,000,000 units of Non-Cumulative Preference Stock of STG£1 each and €127,000,000 divided into 100,000,000 units of Non-Cumulative Preference Stock of €1.27 each.

      As at June 30, 2003, there were 990,117,991 units of Ordinary Stock of €0.64 each issued and outstanding.

      The principal trading markets for the Ordinary Stock are the Irish Stock Exchange and the London Stock Exchange.

      At June 30, 2003, 71 companies were quoted on the Irish Stock Exchange. These companies had a combined market capitalization of more than €151,255 million at that date. The 11 companies with the largest market capitalization accounted for over 90% of the Exchange’s total market capitalization.

      The Bank’s ADSs are listed on the New York Stock Exchange. Each ADS, evidenced by one ADR, represents four units of Ordinary Stock. The ADR Depositary is The Bank of New York.

      The following table sets forth, for the periods indicated, the reported highest and lowest closing price for one unit of Ordinary Stock on the Irish Stock Exchange, as derived from the Daily Official List of the Irish Stock

Exchange quoted in euro and the highest and lowest sales prices for the ADSs as reported on the New York Stock Exchange Composite tape.

	Ordinary Stock		ADSs

	High	Low	High	Low

	(in euro)		(in dollars)
Financial Year ended March 31
1999	10.61	6.13	50.00	30.29
2000	9.70	5.68	42.38	22.25
2001	10.80	6.36	41.75	24.07
2002	12.61	7.85	44.15	28.31
2003	14.05	8.70	52.40	34.70
Financial year 2001/2002
First quarter	11.80	9.10	40.15	31.30
Second quarter	12.00	7.85	41.00	28.31
Third quarter	10.69	8.07	37.20	29.90
Fourth quarter	12.61	10.32	44.15	36.72
Financial year 2002/2003
First quarter	14.05	12.29	52.40	43.20
Second quarter	12.80	9.85	50.62	39.05
Third quarter	11.74	8.70	46.65	34.70
Fourth quarter	10.43	9.13	44.82	40.27
Month ended
January 2003	10.43	9.13	44.51	40.30
February 2003	10.35	9.37	44.82	40.27
March 2003	10.32	9.45	44.32	40.70
April 2003	10.98	9.80	49.80	42.60
May 2003	11.60	10.55	53.55	49.09
June 2003	11.20	10.49	52.35	48.15

      Fluctuations in the exchange rate between the euro and the dollar will affect the dollar equivalent of the price of the Ordinary Stock on the Irish Stock Exchange and as a result may affect the market price of the ADSs on the New York Stock Exchange. See “Exchange Rates”.

Item 10     ADDITIONAL INFORMATION

CHARTER AND BYE-LAWS

1.   Objects and Registration Details

The Governor and Company of the Bank of Ireland (the “Bank”) is registered in Ireland with the Companies Office under No. C-1. The corporation was established pursuant to a Charter granted by King George III on foot of an Act of the Irish Parliament passed in 1781/82. The Charter was granted in 1783.

The corporation’s objects and purposes were set out originally in the Charter and have been amended by legislation (in 1872 and 1929) and by resolutions passed by the stockholders meeting in General Court in 1972 and 1995. The principal objects of the corporation are to carry on the business of banking and to undertake all types of financial services.

2.   Directors

Any director interested in a contract must declare his/her interest at a meeting of the directors at which the question of entering into such contract first arises. The Bye-Laws also require that a director may not vote in respect of any proposal in which he or any person connected with him has a material interest. Interests in stock, shares, debenture or other securities of the Bank are disregarded for the purpose. A director cannot be counted in a quorum of the Court of Directors or of the meeting of a committee in relation to any resolution on which he is debarred from voting. The prohibition on voting in respect of contracts in which directors are interested is disapplied in respect of proposals:

(a)	where a director is given security or indemnified in respect of money lent or obligations incurred by him for the benefit of the Bank;

(b)	giving security or indemnifying a third party in respect of a debt or obligation of the Bank;

(c)	relating to an offer of debentures or securities of the Bank in which a director is interested as an underwriter;

(d)	regarding any proposal concerning any other company in which a director is interested, directly or indirectly, provided that the director does not hold or is not beneficially interested in more than 1% of any class of share capital of that company; and

(e)	regarding any pension or retirement fund or stock option scheme from which a director might benefit and which has been approved by the Revenue Commissioners.

The remuneration of directors is fixed from time to time by the stockholders in General Court. Such remuneration is divided among them as the directors determine. Such remuneration shall be independent of any remuneration to which a director may be entitled in respect of any other office or appointment within the Group. In the absence of an independent quorum, the Directors are not competent to vote compensation to themselves or any members of their body. The Governor and Deputy Governor, elected from time to time by the Directors, are office holders and are remunerated on terms established by the Directors.

Directors may exercise all the borrowing powers of the Bank and may give security in connection therewith. These borrowing powers may be amended or restricted only by the stockholders in General Court.

There is no age limit requirement in the Bye-laws that specifies when a Director must retire. However the Directors have adopted as a guideline that the normal retirement age for non-executive directors is age 68.

All Directors must hold at least 1,000 units of Ordinary Stock.

In accordance with the “Combined Code: Principles of Good Governance and Code of Best Practice”, adopted by the Irish Stock Exchange and the London Stock Exchange, all directors retire by rotation every three years and, if eligible, may offer themselves for re-election.

3.	Rights and Restrictions Attaching to Stock

(a)	Ordinary Stock

          Dividend Rights

Under Irish law, and under the Bye-Laws of the Bank, dividends are payable on the Ordinary Stock of the Bank only out of profits available for distribution. Holders of the Ordinary Stock of the Bank are entitled to receive such dividends as may be declared by the stockholders in General Court, provided that the dividend cannot exceed the amount recommended by the Directors. The Bank may pay stockholders such interim dividends as appear to the Directors to be justified by the profits of the Bank. Any dividend which has remained unclaimed for 12 years from the date of its declaration may be forfeited and cease to remain owing by the Bank.

          Voting Rights

Voting at any General Court is by a show of hands unless a poll is properly demanded. On a show of hands every stockholder who is present in person or by proxy has one vote regardless of the number of units of stock held by him. On a poll, every shareholder who is present in person or by proxy has one vote for every unit of Ordinary Stock of €0.64 each. A poll may be demanded by: the chairman of the meeting, or by at least nine members of the Bank present in person or by proxy and entitled to vote on a poll. The necessary quorum for a General Court is ten persons present in person or by proxy and entitled to vote.

All business is considered to be special business if it is transacted at an Extraordinary General Court as is all business transacted at an Annual General Court other than the declaration of a dividend, the consideration of the accounts, the balance sheet and reports of the Directors and Auditors, the election of Directors in the place of those retiring, the re-appointment of the retiring Auditors, and the fixing of the remuneration of the Auditors, all of which is deemed ordinary business. Special business is dealt with by way of a special resolution, which must be passed by not less than three fourths of the votes cast by such members as being entitled so to do, vote in person or, where proxies are allowed, by proxy at a General Court at which not less than 21 days’ notice specifying the intention to propose a resolution as a special resolution has been duly given. Ordinary business is dealt with by way of an ordinary resolution which requires a simple majority of the votes cast by the members voting in person or by proxy at a General Court. Where an equal number of votes has been cast on any resolution the chairman of the meeting is entitled to a second or casting vote.

          Liquidation Rights

In the event of any surplus arising on the occasion of the liquidation of the Bank the Ordinary Stockholders would be entitled to a share in that surplus pro rata to their holdings of Ordinary Stock.

(b)  Preference Stock

The capital of the Bank is divided into Ordinary Stock and Non-Cumulative Dollar Preference Stock, Non-Cumulative Sterling Preference Stock and Non-Cumulative euro Preference Stock. At March 31, 2003 there were in issue 1,876,090 units of non-cumulative Sterling Preference Stock and 3,026,599 units of Non-Cumulative euro Preference Stock. The holders of Non-Cumulative Sterling and euro Preference Stock are entitled to a fixed annual dividend in accordance with the terms and conditions relating to the issue of the Preference Stock. Any dividend which has remained unclaimed for 12 years from the date of its declaration may be forfeited and cease to remain owing by the Bank.

The Non-Cumulative Sterling Preference Stock and the Non-Cumulative euro Preference Stock ranks pari passu inter se and the right to a fixed dividend is in priority to the dividend rights of Ordinary Stock in the capital of the Bank. On a winding up or other return of capital by the Bank the Non-Cumulative Sterling Preference Stockholders and the Non-Cumulative euro Preference Stockholders are entitled to receive, out of the surplus assets available for distribution to the Bank’s members, an amount equal to the amount paid up on their Preference Stock including any Preference Dividend outstanding at the date of the commencement of the winding-up or other return of capital. Otherwise the Preference Stockholders are not entitled to any further or other right of participation in the assets of the Bank.

4.   Variation of Class Rights

The rights attached to the Ordinary Stock of the Bank may be varied or abrogated, either while the Bank is a going concern or during or in contemplation of a winding-up, with the sanction of a resolution passed at a class meeting of the holders of the Ordinary Stock. Similarly, the rights, privileges, limitations or restrictions attached to the Preference Stock may be varied, altered or abrogated, either while the Bank is a going concern or during or in contemplation of a winding-up, with the written consent of the holders of not less than 75% of such class of stock or with the sanction of a resolution passed at a class meeting at which the holders of 75% in nominal value of those in attendance vote in favour of the resolution.

5.   Convening of General Courts

Annual General Courts and a Court called for the passing of a special resolution must be called by 21 days’ notice in writing. The notice must specify the place and date of the meeting and, in the case of special business, must give the general nature of that business. Admission to General Courts is limited to members of the Bank and validly appointed proxies.

6.   Limitation on the Rights to Own Securities

Neither the Charter nor the Bye-Laws impose restrictions on the right of non-resident or foreign shareholders to own securities in the Bank. See, however, “Exchange Control and other Limitations affecting Security Holders” on page 80, for restrictions imposed in the context of EU and UN sanctions.

7.   Limitation on a Change of Control

Not applicable.

8.   Disclosure of Stock Ownership

Under Irish company law where a person acquires an interest in shares in a public limited company (and the Bank is considered to be a public limited company for these purposes) or ceases to be interested in such shares, he has an obligation to notify the company of the interests he has, or had, in its shares. The initial notifiable threshold is 5% of the aggregate nominal value of the issued share capital carrying rights to vote in all circumstances at a general meeting of the company. In addition, if the shares of the company are quoted on the Irish Stock Exchange and a person becomes aware that he has acquired, or has ceased to have an interest in, shares in a quoted company, he must notify the exchange when his interest in such shares exceeds or falls below, as the case may be, certain reference levels: 10%, 25%, 50% and 75%.

Under the Bye-Laws of the Bank any member may be requested to declare by statutory declaration whether he is beneficially entitled to Ordinary Stock of which he is the registered owner and, if not, to disclose the person or persons for whom he holds such Ordinary Stock in trust. Such a declaration must be made within 14 days of service of the notice. Failure to respond to the notice in the prescribed period entitles the Directors to serve a disenfranchisement notice to such member with the consequence that the member may not attend or vote, either personally or by proxy, at any General Court of the Bank or exercise any other rights conferred by membership in respect of his holding Ordinary Stock (the “Default Stock”). In addition, where the Default Stock amounts to more than 5% of the Ordinary Stock then in issue of the Bank then the disenfranchisement notice can state that no dividend will be payable on the Default Stock, and that no transfer of the Default Stock will be registered by, or on behalf of, the Bank. A disenfranchisement notice may continue in effect for as long as the default in respect of which it was issued continues.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

      There are no restrictions under the Bye-Laws of the Bank, presently in force, that limit the right of non-resident or foreign owners, as such, to hold securities of the Bank freely or, when entitled, to vote such securities freely. There are currently no Irish foreign exchange controls or laws restricting the import or export of capital, although the Council of the European Union does have the power, under Articles 58-60 of the Treaty establishing the European Community, to impose restrictions on capital movements to and from third countries. There are currently no restrictions under Irish law affecting the remittance of dividends, interest or other payments to non-resident holders of securities of the Bank, except in respect of: Osama Bin Laden and persons associated with him, the Al-Qaida network and the Taliban; Slobadan Milosevic and persons associated with him; Zimbabwe; and Burma/ Myanmar, to whom or by whose order or on behalf of whom such remittance or payment may not be made without the permission of the Irish Financial Services Regulatory Authority. These latter restrictions were introduced to comply with European Union or United Nations’ sanctions. The ability of institutions of government, and of certain named individuals, in the states mentioned in this paragraph, to buy and sell publicly traded securities, including those of the Bank, has been curtailed by domestic measures based on EU or UN sanctions. The Financial Transfers Act 1992 confers power on the Minister for Finance to make orders for this purpose.

TAXATION

      The following summary of certain consequences to Eligible U.S. Holders (as defined below) of the purchase, ownership and disposition of ADSs or units of Ordinary Stock deals only with Eligible U.S. Holders that hold ADSs or units of Ordinary Stock as capital assets for Irish and U.S. Federal income tax purposes and does not deal with special classes of holders, such as dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, tax-exempt organisations, life assurance companies, persons liable for alternative minimum tax, persons that actually or constructively own 10% or more of the voting stock of the Bank, persons that hold units of Ordinary Stock or ADSs as part of a straddle or a hedging or conversion transaction, or Eligible U.S. holders whose functional currency is not the U.S. dollar. While the summary discussion relates to material matters relevant to the tax laws of the United States and Ireland, holders should consult their own tax advisors as to their particular circumstances.

      This summary is based (i) on the income tax treaty between Ireland and the United States of America (the “Tax Treaty”), tax laws, regulations, administrative rulings and court decisions of Ireland and the United States, all as currently in effect and all subject to change at any time, perhaps with retroactive effect, and (ii) in part, on representations of the Depositary, and assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

      For purposes of this discussion, a U.S. Holder is a beneficial owner of ADSs or units of Ordinary Stock that is, for U.S. Federal income tax purposes, (i) a citizen or resident of the United States, (ii) a United States domestic corporation, (iii) an estate whose income is subject to U.S. Federal income tax regardless of its source, (iv) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

      For purposes of this discussion, an “Eligible U.S. Holder” is a U.S. Holder that is (i) not a resident of Ireland for purposes of Irish taxes, (ii) not engaged in a trade or business in Ireland through a permanent establishment and (iii) otherwise eligible for benefits under the Tax Treaty with respect to income and gain from units of Ordinary Stock or ADSs.

      For purposes of the Tax Treaty and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Holders will be treated as the owners of the Ordinary Stock underlying the ADSs represented by the ADRs.

Irish Taxation

      Dividends paid by an Irish resident company on or after April 6, 1999 do not carry a tax credit and are subject to Dividend Withholding Tax (“DWT”) at the standard rate of income tax, currently 20%. Liability to DWT is, subject to certain conditions, dependent on whether the stockholder is resident in Ireland for tax purposes. Dividends will be exempt from DWT if the beneficial owner of such dividends is resident in the European Union or any country with which Ireland has a double tax treaty, such as the United States and as regards dividends paid after April 5, 2000, where completed declarations, supported by documentary evidence, have been filed with the Bank’s Registration Department prior to the relevant dividend payment date.

      Gain on Disposition. A gain realized on the disposition of ADSs or units of Ordinary Stock by a holder thereof who is not resident or ordinarily resident in Ireland for Irish tax purposes is not subject to Irish Capital Gains Tax unless such ADSs or units of Ordinary Stock are held in connection with a trade or business carried on by such holder in Ireland through a branch or agency.

      Irish Stamp Duty. Section 90 of the Irish Stamp Duties Consolidation Act 1999 exempts from Irish stamp duty transfers of ADRs where the ADRs are dealt in and quoted on a recognized stock exchange in the U.S. or the underlying securities are dealt in and quoted on a recognized stock exchange which is also situated in the U.S. The New York Stock Exchange, Inc. (“NYSE”), on which the ADSs are dealt and quoted, is regarded by the Irish tax authorities as a recognized stock exchange.

      Irish stamp duty will be charged at the rate of 1% rounded down to the nearest euro of the consideration on any conveyance or transfer on the sale of Ordinary Stock or the value of that Stock, if higher. If less than one euro, stamp duty is rounded up to one euro.

      There is an uncertainty whether or not Irish stamp duty (which would be applicable at a rate of 1% rounded down to the nearest euro of the price paid or, if higher, the value of the Ordinary Stock) applies to a deposit of Ordinary Stock with the Depositary in exchange for ADSs and withdrawals of Ordinary Stock. The matter is under discussion between a working group established by the Irish Stock Exchange and the Irish Revenue Commissioners.

United States Federal Income Taxation

      Dividends. Under U.S. Federal income tax law, the gross amount of any dividend (including any related applicable DWT) made by the Bank to a U.S. Holder out of its current or accumulated earnings and profits (as determined for U. S. Federal income tax purposes) is subject to U.S. Federal income taxation. Dividends paid to a non-corporate U.S. Holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15% provided that the ADSs or units of Ordinary Stock are held for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by the Bank with respect to its ADSs or units of Ordinary Stock generally will be qualified dividend income. The dividend will not be eligible for the dividends-received deduction generally allowed to corporations. The amount of any dividend will be the U.S. dollar value of the euro payment (determined at the spot U.S. dollar/euro exchange rate) on the date of actual or constructive receipt by the U.S. Holder, in the case of units of Ordinary Stock, (or by the Depositary in the case of ADSs), regardless of whether the payment is converted into dollars. Gain or loss, if any, recognized by a U.S. Holder on the sale or disposition of euros as a result of currency exchange rate fluctuations generally will be ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. Federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s basis in the ADS’s or units of Ordinary Stock and thereafter as capital gain.

      An Eligible U.S. Holder that receives a dividend which has been subjected to DWT may, in certain circumstances, claim repayment of the DWT by making an application to the Irish Tax Authorities in accordance with provisions of Irish law. Where entitlement to repayment under these provisions cannot be established, the procedures outlined in the immediately following paragraphs will apply.

      The Tax Treaty limits the Irish tax liability of an Eligible U.S. Holder (that is unable to claim repayment of the full DWT under provisions of Irish law) in respect of a dividend paid by the Bank to 15% of the gross amount. Consequently such holder may claim repayment from the Irish Tax Authorities, in accordance with the Treaty, of the amount of DWT in excess of 15% of the sum of the cash dividend and the related DWT.

      Subject to certain limitations, any Irish tax (including DWT) withheld and paid over to Ireland will be creditable against the U.S. holder’s U.S. Federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to a U.S. Holder under Irish law or the Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against a U.S. Holder’s U.S. Federal income tax liability.

      Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to separate classes of income. Dividends paid by the Bank with respect to ADSs or units of Ordinary Stock are foreign source “passive” income or, in the case of certain U.S. Holders, “financial services” income. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. Federal income tax otherwise payable with respect to such class of income.

      Gain on Disposition. Upon the sale, exchange or other disposition of ADSs or units of Ordinary Stock, a U.S. Holder will recognize gain or loss, if any, equal to the difference between the U.S. dollar amount realized upon the sale, exchange, or other disposition and the U.S. Holder’s tax basis in the ADSs or units of Ordinary Stock. Such gain or loss generally will be capital gain or loss. Capital gain of a non-corporate U.S. Holder that is recognized on or after May 6, 2003, and before January 1, 2009 is taxed at a maximum rate of 15% where the U.S. Holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

United States and Irish Estate and Gift Taxation

      Irish gift and inheritance tax would apply to gifts and bequests of Ordinary Stock in Irish companies maintaining their only or principal register in the State. The Bank is such a company. Certain tax-free thresholds apply to gifts and inheritances, depending on the relationship between the donor and donee. In addition bequests to a spouse under a will or voluntary inter vivos (lifetime) gifts to a spouse are wholly exempt from Irish inheritance and gift tax. All gifts and inheritances received on or after December 5, 1991 from within the same group threshold are aggregated for the purposes of calculating the applicable tax-free threshold.

      There is no gift and inheritance tax convention between the U.S. and Ireland. Although an estate tax convention between the two countries was ratified in 1951, estate duty was abolished in Ireland in 1975. Both U.S. and Irish Revenue authorities accept that inheritance tax is a tax of a similar nature to estate duty and therefore the Convention is applicable to Irish inheritance tax. The Convention does not apply to Irish gift tax. Nonetheless, under the Code any such inheritance tax payable in Ireland may be allowed as a credit, subject to certain limitations, against so much of the U.S. Federal estate tax as is payable on the same property.

      U.S. Federal gift tax may apply to gifts of ADSs or units of Ordinary Stock subject to certain thresholds and exemptions. No credit against U.S. Federal gift tax for Irish gift tax paid on the same property is allowable.

DOCUMENTS AVAILABLE THROUGH THE SEC

      It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Documents filed with the SEC on or after November 4, 2002 are available on the website maintained by the SEC (www.sec.gov).

Item 11 MARKET RISK

ANALYSIS OF FINANCIAL CONDITION

Capital Resources

      The following table sets forth the Group’s capital resources at March 31, 2003, 2002, and 2001.

	At March 31,

	2003	2002	2001

	(in € millions)
Stockholders’ funds
Equity	4,130	4,132	3,618
Non-equity	65	68	212
Minority interests
— equity	54	91	5
— non-equity	73	82	81
Undated capital notes	1,413	965	961
Dated capital notes	1,290	1,559	1,549

Total capital resources	7,025	6,897	6,426

      In the year ended March 31, 2003 total Group Capital Resources increased by €128 million to €7,025 million, reflecting retentions of €411 million, cost of Ordinary Stock Buyback of €124 million, a Preferred Securities Issue equivalent to €502 million, a redemption of Subordinated Floating Rate Notes of €201 million, translation differences of €453 million (negative) and other miscellaneous minor movements of €7 million negative. As a result of these changes the Tier 1 ratio increased from 7.6% to 8%. However the total capital ratio decreased from 11.5% to 11.1% due to the growth in risk weighted assets, and the redemption of subordinated floating rate notes equivalent to €201 million.

      In the year ended March 31, 2002, total Group capital resources increased by €471 million to €6,897 million reflecting retentions of €562 million, a Preference Share Buy Back of €261 million, new capital stock subscribed of €48 million, increase in minority interest of €86 million and translation differences of €23 million. Translation differences of €14 million accounted for the increase in subordinated bonds. Overall, while the Group’s capital base has increased, the Tier 1 and Total Capital ratios at March 31, 2002 had decreased to 7.6% and 11.5% respectively. This was due to normal growth in the year in the Group’s risk — weighted assets.

Capital Adequacy Requirements

      It is the Group’s policy to maintain a strong capital base, to seek to expand this where appropriate and to utilize it efficiently in the Bank’s development as a diversified international financial services group. Long-term debt, undated capital notes and preference stock are raised in various currencies to help maintain a prudent relationship between the capital base and the underlying currency risks of the Group’s business.

      Bank of Ireland Group’s capital resources policy has been developed within the supervisory requirements of the Irish Financial Services Regulatory Authority, which applies a risk-asset ratio as the measure of capital adequacy, and with reference to guidelines issued in 1988 by the Basel Committee and capital adequacy requirements set by the European Union. See Item 4 — “Information on the Company — Supervision and Regulation — Ireland”.

      The basic instrument of capital monitoring is the risk-asset ratio as developed by the Basel Committee. This ratio derives from a consideration of capital as a cover for the credit and market risks inherent in Group assets. Capital is defined by reference to the European Union Own Funds Directive (“OFD”) and Capital Adequacy Directive (“CAD”), and is divided into “Tier 1” capital consisting largely of stockholders’ equity, “Tier 2” capital including general provisions and debt capital instruments, and “Tier 3” capital including short-term subordinated loan capital and net trading book profits. Assets (both on and off balance sheet) are weighted to allow for relative risk according to rules derived from the European Union Solvency Ratio Directive.

      The target standard risk-asset ratio set by the Basel Committee is 8%, of which the Tier 1 element must be at least 4%. The minimum risk-asset ratio is set by the Irish Financial Services Regulatory Authority and satisfies capital adequacy requirements of the EU which took effect on January 1, 1993.

Capital Adequacy Data

      The following table shows the components and basis of calculation of the Group’s Tier 1 and Total capital ratios for the three years to March 31, 2003.

	For the Financial Year Ended
	March 31,

	2003	2002	2001

	(in € millions, except percentages)
Adjusted Capital Base
Tier 1	4,377	4,026	3,654
Tier 2	2,442	2,724	2,745

	6,819	6,750	6,399
Supervisory Deductions	752	646	599

Total Capital	6,067	6,104	5,800

Risk Weighted Assets
Banking book	52,580	51,537	45,239
Trading book	2,046	1,440	1,406

Total	54,626	52,977	46,645

Capital Ratios
Tier 1 capital	8.0%	7.6%	7.8%

Total capital	11.1%	11.5%	12.4%

      In the year to March 31, 2003 the Tier 1 Capital Ratio increased to 8.0% from 7.6% at March 31, 2002 and the Total Capital Ratio decreased from 11.5% to 11.1%. These changes in the Tier 1 Capital Ratio largely reflected retained earnings and the issue of Stg£350m Guaranteed Callable Perpetual Preferred Securities offset by goodwill associated with the acquisition of Iridian Asset Management and the buy back of ordinary stock. This factor also affected the total capital ratio with the additional redemption of US$175m Subordinated Floating Rate Notes and the impact of the rise in risk weighted assets. In the year to March 31, 2002 the tier 1 capital ratio decreased to 7.6% from 7.8% at March 31, 2001 and the total capital ratio decreased from 12.4% to 11.5%. This decrease was primarily due to a buyback of Preference Stock by the Bank of €261 million.

      Capital management is a key strategic priority. Active management of the composition of the capital base and of the allocation of capital to Group units is a key driver of enhanced returns to stockholders and we will seek every opportunity to improve the capital structure of the business. During February 2003, the Group began a rolling share buy back programme and 1.3% of Group stock has been purchased to March 31, 2003. The Group raised approx. Stg£350 million of non-equity Tier 1 capital, the cost of which is significantly lower than the cost of equity. Thus, the Group has maintained a very strong capital base, but at a lower cost, adding to stockholder value and creating the potential to generate higher returns in the future.

      Capital ratios are strong with Tier 1 and Total Capital at 8.0% and 11.1% respectively. As a result the Group has considerable capital flexibility — both to continue its share buy-back programme and to pursue suitable opportunities to grow its businesses, including through acquisitions.

      Capital management is complemented by a portfolio management philosophy, which ensures that all Group units meet — or are deemed capable of meeting within an acceptable timeframe — exacting returns on capital hurdles. The Group intends to dispose of businesses that cannot meet this standard.

RISK MANAGEMENT AND CONTROL

      The Group through its normal operations is exposed to a number of risks, the most significant of which are credit risk, market risk, liquidity risk and operational risk.

      The Group has adopted an integrated approach to the oversight and governance of risk management. The Group Risk Policy Committee (GRPC), a sub-committee of the Court of Directors, is responsible for recommending high-level risk policy and risk strategy to the Court for approval and for overseeing management of risk within approved policy parameters.

      In turn, the Group Risk Policy Committee delegates specific responsibility for oversight of the principal areas of risk to the following committees:

•	Group Credit Committee — all larger credit transactions.

•	Group Asset and Liability Committee (“ALCO”) — market and liquidity risk.

•	Group Operational Risk Committee — operational risk.

      Group Financial Control, Group Credit Review, Group Market Risk, Group Internal Audit, Group Compliance and Group Operational Risk are central control functions, independent of business unit management, whose roles include monitoring the Group’s activities to ensure compliance with financial and operating controls. Risk, financial and operational controls are designed to safeguard the Group’s assets while allowing sufficient operational freedom to earn an acceptable return to stockholders.

      Financial instruments are fundamental to the Group’s business and constitute a core element of its operations. The risks associated with financial instruments are a significant component of the risks faced by the Group. Financial instruments create, modify or reduce the credit, market and liquidity risks of the Group’s balance sheet. Each of these risks and the Group’s policies and objectives for managing such risks are discussed below.

Derivatives

      A derivative is an agreement which defines certain financial rights and obligations which are contractually linked to interest rates, exchange rates or other market prices. Derivatives are an efficient and cost effective means of managing market risk and limiting counterparty exposures. As such, they are an indispensable element of treasury management, both for the Group and for many of its corporate customers. Further details can be seen in Note 36 and the accounting policy is set out in Note 1.

      It is recognised that certain forms of derivatives can introduce risks which are difficult to measure and control. For this reason, it is Group policy to place clear boundaries on the nature and extent of its participation in derivatives markets and to apply industry and regulatory standards to all aspects of its derivatives activities. In addition, Treasury & International Banking and Davy are the only Group businesses permitted to transact on the Group’s behalf in derivatives markets (including forward foreign exchange).

      The Group’s derivatives activities are governed by policies approved by the Group Risk Policy Committee and, where appropriate, by the Court of Directors. These policies relate to the management of the various types of risk associated with derivatives, including market risk, credit risk, liquidity risk and operational risk. Any significant change in the nature of the Group’s derivatives business is subject to approval, depending on materiality, by the Group Risk Policy Committee or the Court of Directors on the recommendation of the GRPC.

Nature of Derivatives Instruments

      The following is a brief description of the derivative instruments which account for the major part of the Group’s derivatives activities:

      A “swap” is an over-the-counter (“OTC”) agreement to exchange cash flows based on a notional underlying amount and an agreed pair of observable market rates or indices. A “fixed-floating interest-rate swap” involves the exchange of a pre-determined set of fixed interest payments, based on an agreed notional principal, for periodically re-set floating interest payments. Swaps can also involve an exchange of two floating-rate interest payments.

      A “currency swap” involves the initial exchange of principal amounts denominated in two currencies, the subsequent exchange of interest payments based on these principal amounts and the final re-exchange of the same principal amounts. The interest rates involved can be fixed/ fixed, fixed/ floating or floating/ floating.

      A “forward-rate agreement” (“FRA”) is an OTC contract which fixes the rate payable on a future single-period loan or deposit. An FRA is generally settled in cash at the start of the interest-rate period to which the forward-rate applies.

      A “bond future” is an exchange-traded contract which fixes the future delivery price for one of a defined basket of government bonds deliverable by the seller to the buyer.

      A “forward foreign exchange contract” is an agreement which fixes the rate at which one currency can be exchanged for a second currency at a pre-determined date in the future.

      An “option” provides its owner with the right to buy or sell an underlying security, currency, commodity or derivative at a pre-determined price, or in some cases receive the cash value of doing so. Options involve asymmetric rights and obligations: the owner, having purchased the option, has the right but not the obligation to transact; the seller (writer) of the option is obliged to honour its terms if the option is exercised.

      Interest-rate options are traded on exchanges (of which the most important are options on interest-rate futures) and over-the-counter. In the case of OTC interest rate options, there are two basic instruments — “caps” (or “floors”) and “swaptions”. A cap places an upper limit on the rate payable on a loan; a floor is a lower limit on the rate receivable on a deposit. A cap is a sequence of options on FRAs or futures, each individually exercisable. A swaption is a single option to pay or receive a fixed rate against a periodically reset floating rate.

      The following table summarises activities undertaken by the Group, the related market risks associated with such activities and the type of derivative used in managing such risks. Such risks may also be managed using on-balance sheet instruments as part of an integrated approach to risk management.

Activity	Market Risk	Type of Derivative

Fixed rate lending	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps.
Capped rate lending	Sensitivity to increases in interest rates.	Buy interest rate caps.
Fixed rate funding	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.

      The market and credit risks arising in derivatives are integrated within the Group’s overall risk management systems and controls.

CREDIT RISK

      Credit Risk reflects the risk that a counterparty will be unable to meet their contractual obligations to the Group in respect of loans or other financial transactions thereby causing the Group to incur a loss.

      The Group continues to enhance its credit risk management systems in line with best industry practice in loan rating/ credit risk modelling, effective loan pricing for risk, economic capital allocation and strategic loan portfolio management.

      These initiatives position the Group for continued prudent loan growth and are also necessary to ensure that the Group meets the requirements of Basel II. A dedicated team has been established to ensure that the additional work related to the proposed new capital accord will be completed in advance of the implementation date.

Discretionary Authorities

      The Group has a credit risk management system which operates through a hierarchy of exposure discretions. All exposures above a certain level require the approval of the Group Credit Committee, which is a sub-committee of the Group Risk Policy Committee, and comprises of Senior Executives some of whom are Executive Directors. Exposures below Group Credit Committee’s discretion are approved according to a system of tiered discretions.

      Individuals are allocated discretionary limits according to credit competence, proven judgement and experience. The discretionary limits exercisable by individuals vary depending on the nature and scale of lending in these units. Lending proposals above the relevant discretionary limits are referred to a credit department or to Group Credit for independent assessment and subsequent adjudication by the appropriate discretionary authorities including Heads of Divisions, senior Executives and the Group Credit Committee.

Credit Policy

      The core values governing the provision of credit are contained in Group and Unit Credit Policy documents which are approved and reviewed by Group Risk Policy Committee and, where appropriate, by the Court of Directors.

      The Unit Credit Policies define in greater detail the credit approach appropriate to the Units concerned, taking account of the markets in which they operate and the products they provide. Procedures for the approval and monitoring of exceptions to policy are clearly set out in each document. In a number of cases these Unit policies are supplemented by Sectoral Credit Policies. Lending caps are put in place when it is considered appropriate to limit exposure to certain sectors.

      In the case of retail business lending, a number of Sectoral Guidelines have been developed setting out the key factors to be taken into account in lending decisions and also provide guidance on the structuring of credit facilities to companies operating in these sectors.

      An independent function, Group Credit Review, reviews the quality and management of risk assets across the Group and reports to Group Risk Policy Committee on a quarterly basis.

Country/Bank Limits

      For countries in which the Group has a substantial presence (e.g. Ireland and the United Kingdom) no specific country limits are in place. Instead lending is subject to Unit and Sectoral Credit Policies described above. Exposure limits and Maturity limits for other countries with which the Group wishes to deal are approved annually by the Directors on the recommendation of the Group Credit Committee (who in turn review the limits twice yearly). The limits are based on gradings applied to each country which reflect the Group’s perception of risk and willingness to accept future exposures.

      Maximum limits on exposures to banks are approved by the Directors on the recommendation of the Group Credit Committee. Banks are risk graded on the basis of an assessment of each bank’s credit worthiness. Maximum exposure and maturity limits are set separately for direct/cash, presettlement/ rewriting, contingent and settlement risks for each grade of bank and individual limits are set within these, based on business need.

Credit Grading/Assessment

      The quality of the Group’s lending is monitored and measured using credit grading systems.

      These systems guide loan underwriting and risk selection decisions. They also play a central role in the early identification of deteriorating individual loans or pools of loans requiring early and decisive action to eliminate or minimise any eventual loss to the Group.

Review

      All loans and grades are reviewed at least annually (except for small personal loans which are operating within the terms of their approval and instalment credit and residential mortgage loans which are conforming to a regular repayment schedule). Where the credit grade indicates some vulnerability or deterioration in the condition of the borrower, more frequent reviews are carried out. Reviews consist of an analysis of current financial information and discussions with the borrower and incorporate an evaluation of the current financial stability and liquidity of the borrower, the feasibility of the borrower’s plans and projections in the context of the sector in which the borrower operates, the manner in which the account is operated by the borrower and the adequacy of security cover.

      The Group Risk Policy Committee also reviews the Group’s provisions for lending losses twice each year. New large specific provisions are reported to the Group Credit Committee as they occur.

Provisions and Allowances for Loan Losses

      Movement in provisions for loan losses is charged to profit and added to specific or general provisions as appropriate. Any subsequent write-off (charge-off) is charged against the specific allowances.

      A specific provision is made against a loan when, in the judgment of management, the repayment realizable from the borrower, including the realizable value of the available security, is insufficient to meet the principal of and interest outstanding on the loan. The amount of the provision is the difference between the amount outstanding and the estimated amount recoverable.

      The Group’s general provision recognizes that a loan portfolio contains loans which are impaired but have not yet been specifically identified as such and provided for on an individual basis. The general provision is not, therefore, allocated to specific loans or sectors. The general provision comprises an element which is determined by the quality of the loan portfolio, as evidenced by the grade profile, and a non-designated element, for prudential purposes. The element relating to the grade profile is calculated by applying risk weightings to the volume of loans in each grade other than provision grades. The weightings are reviewed annually and are based on an analysis of the underlying risks associated with each grade, taking into account current and prospective economic and sectoral trends.

      When management determines that a full or partial write-off on a loan is appropriate, the amount of the write-off is applied against the specific provision to reduce the debt to its estimated realizable value. It is practice for banks in Ireland and the United Kingdom to delay write-off until the realization of security or alternative recovery action has been completed or the required full or partial write-off can be predicted with a high degree of certainty. Accordingly, the Group does not, in the normal course, expect to recover amounts charged off.

      There are differences between the provisioning policies generally applied in the United States and those applied in Ireland and the United Kingdom. In its Irish and United Kingdom operations, until such time as its payment is considered to be doubtful, the Group continues to accrue interest on outstanding balances.

      This interest is charged to the account but is offset by the creation of a specific provision in respect of the amount considered doubtful. In contrast, banks in the United States typically stop accruing interest when loans become overdue by 90 days or more. As outlined above, banks in the United States also charge off loans more rapidly than is the practice in Ireland or the United Kingdom. The cumulative effect of these policies is to increase the relative size of the Group’s loan portfolio and the allowance for lending losses, and so to increase the Group’s provisioning ratios, compared with those which would result from the adoption of U.S. provisioning policies. In comparison with such policies net income is not affected.

      There is also a difference between the provisioning methodology for residential mortgages applied in Ireland and that in the United Kingdom. In Ireland, the aggregate of individual loan loss provision figures represents the total provision reported in the financial accounts. In the United Kingdom, the figure reported in the accounts is the aggregate of individual provisions, discounted by a factor. The factor reflects the percentage of provisions which, in the Bank’s experience, have historically crystallized as actual loan losses. This is a less conservative approach to that employed in Ireland but is in line with accepted practice in the United Kingdom mortgage sector.

MARKET RISK

      Market risk is the potential adverse change in Group income or the value of Group net worth arising from movements in interest rates, exchange rates or other market prices. Market risk arises from the structure of the balance sheet, the execution of customer and interbank business and proprietary trading. The Group recognises that the effective management of market risk is essential to the maintenance of stable earnings, the preservation of stockholder value and the achievement of the Group’s corporate objectives.

      The Group’s exposure to market risk is governed by policy approved by the Group Risk Policy Committee (GRPC) and, where appropriate, by the Court of Directors. This policy sets out the nature of risk which can be taken, the types of financial instruments which can be used to increase or reduce risk and the way in which risk is controlled. In line with this policy, the Court approves aggregate risk limits.

      Based on these aggregate limits, the Group Asset and Liability Committee (ALCO), which is accountable to the GRPC, assigns risk limits to relevant Group businesses and ALCO monitors compliance with these limits. Material exposure to market risk is permitted only in specifically designated business units. In other units, market risk is eliminated by way of appropriate hedging arrangements with Treasury & International Banking.

      Market risk throughout the Group is subject to independent measurement, reporting and control.

TRADING BOOK

      In line with regulatory and accounting conventions, the Group’s Trading Book consists of Treasury & International Banking’s mark-to-market interest rate and foreign exchange books, as well as risk positions arising from J&E Davy’s market making and broking activities in securities and equities.

      In the case of interest rate markets in the year ended March 31, 2003, risk arose predominately from transactions in securities, interest rate swaps and interest rate futures. Positions in forward foreign exchange, FRAs and interest rate options also contributed to risk from time to time.

      Trading Book risk is measured on a consistent basis across different activities. A Value at Risk (VaR) approach is used to measure risk and set limits. VaR provides an estimate of the potential mark-to-market loss on a set of exposures over a specified time horizon at a defined level of statistical confidence. In the Group’s case, the horizon is 1 day and the confidence level is 97.5%. This implies that on any given day, VaR provides an estimate of potential mark-to-market loss which has no more than a 2.5% probability of being exceeded.

      The VaR system uses a variance covariance matrix approach. Matrices are updated weekly using the Exponentially Weighted Moving Average methodology, which is widely applied in the industry. Management recognises that VaR is subject to certain inherent limitations. The past will not always be a reliable guide to the future and the statistical assumptions employed may understate the probability of very large market moves. For this reason, VaR limits are supplemented by a range of controls which include position limits and loss tolerances. In addition scenario-based stress testing is used to calculate the profit and loss impact of extreme market moves.

      The Group uses a variety of backtests to assess the reliability of its VaR modelling and these tests have been supportive of the methodology and techniques used.

      During the financial year ended March 31, 2003, the Group’s average Trading Book VaR amounted to €1.7m. Its lowest Trading Book VaR was €0.8m and its peak was €3.0m. At March 31, 2003, Trading Book VaR was €1.4m.

      Interest rate risk in Treasury & International Banking was the predominant source of Trading Book VaR. The average VaR for this component of risk in the year ended March 31, 2003 was €0.9m.

BANKING BOOK

Interest Rate Risk

      The Group’s Banking book consists of its retail and corporate deposit and loan books, as well as Treasury & International Banking’s interbank cash books and its investment portfolio. In the non-Treasury areas interest rate risk arises primarily from the Group’s fixed rate lending and deposit business in Ireland and the UK. The exposure in these books is managed using interest rate swaps and other conventional hedging instruments.

      For analytical and control purposes, VaR is applied to Treasury & International Banking’s non trading books although these activities are accrual accounted for financial reporting purposes. In the other businesses, sensitivity analysis is used to measure and control interest rate risk. This analysis involves calculating exposure in net present value (NPV) terms to a 1% parallel interest rate shift. This is supplemented by estimates of maturity mismatch exposure using a methodology which provides estimates of the sensitivity of positions to selected points on the yield curve.

      In calculating exposures, undated assets and liabilities (principally non-interest bearing current accounts, capital and fixed assets) are assigned a duration equivalent to that of a portfolio of coupon-bearing bonds with an average life of 4 years.

      All of the Group’s material banking book exposure is in euro and sterling. At end March, a 1% parallel downward shift in the euro and sterling yield curves would have generated losses in NPV terms of €1.4m and €2.7m, respectively.

      The table in Note 37 to the Accounts provides an indication of the repricing mismatch in the Non Trading Books at March 31, 2003.

Foreign Exchange Risk

      Structural foreign exchange risk is defined as the Group’s non-trading net asset position in foreign currencies. Structural risk arises almost entirely from the Group’s net investments in its sterling-based subsidiaries.

      A structural open position in a particular currency can also be considered to be a measure of that part of the Group’s capital which is denominated in that currency. In considering the most appropriate structural foreign exchange position, the Group takes account of the currency composition of its risk weighted assets and the desirability of maintaining a similar currency distribution of capital. The Group believes that in doing so it will ensure that capital ratios are not excessively exposed to changes in exchange rates.

      At March 31, 2003 and 2002, the Group’s structural foreign exchange position was as follows:

	March 31,	March 31,
	2003	2002

	(in € millions)
GBP	2,405	2,447
USD	248	129

Total structural FX position	2,653	2,576

      The positions indicate that a 10% depreciation in the value of the euro against all other currencies at March 31, 2003 would result in a gain taken to reserves of €265m.

      At year ended March 31, 2003 the currency composition of capital and risk-weighted assets was broadly in line and, as a result, exchange rate movements could be expected to have a non material impact on capital ratios. However, such movements will have an impact on reserves.

TRANSLATION HEDGING OF OVERSEAS EARNINGS

      The Group may choose to hedge all or part of its overseas earnings in a particular year, thereby fixing a translation rate for the amount hedged.

LIQUIDITY RISK

      It is Group policy to ensure that resources are at all times available to meet the Group’s obligations arising from withdrawal of customer demand or term deposits, non renewal of interbank liabilities, the drawdown of customer facilities and asset expansion. The development and implementation of the policy is the responsibility of ALCO. The day-to-day management of liquidity is the responsibility of Treasury & International Banking.

      Limits on potential cashflow mismatches over defined time horizons are the principal basis of liquidity control. The cashflow mismatch methodology involves calculating the potential net outflow of funds arising from the refinancing of the existing wholesale book and projected net new financing. This measure of the potential recourse to wholesale markets is formally related to the level of the Group’s holdings of liquid assets.

OPERATIONAL RISK

      The Basel Committee on Banking Supervision defines operational risk as “the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events”. The risk is associated with human error, systems failure, and inadequate controls and procedures.

      While the Group has adopted this definition for regulatory purposes, the operating definition is that, operational risk is “all risk other than market and credit risk”, thus including strategic risk, business risk and reputational risk.

      The Group’s exposure to operational risk is governed by policy formulated by the Group Operational Risk Committee and approved by the Group Risk Policy Committee and, where appropriate, by the Court. The policy specifies that the Group will operate such measures of risk identification, assessment, monitoring and management as are necessary to ensure that operational risk management is consistent with the approach, aims and strategic goals of the Group, and is designed to safeguard the Group’s assets while allowing sufficient operational freedom to earn a satisfactory return to stockholders.

      The policy document further sets out the responsibilities of management, the requirement for mandatory reporting of incidents and the role of Group Internal Audit in providing the independent review function.

      The Group manages operational risk under an overall strategy which is implemented by accountable executives monitored by the Group Audit Committee and the Group Operational Risk Committee and supported by the Group Operational Risk Function. Potential risk exposures are assessed and appropriate controls are put in place. Recognising that operational risk cannot be entirely eliminated, the Group implements risk mitigation controls including fraud prevention, contingency planning and incident management. This strategy is further supported by risk transfer mechanisms such as insurance, where appropriate.

Item 12     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not Applicable.

PART II

Item 13     DEFAULTS, DIVIDEND ARREARAGES & DELINQUENCIES

      Not Applicable.

Item 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS & USE OF PROCEEDS

      Not Applicable

Item 15     CONTROLS AND PROCEDURES

      An evaluation was carried out as of March 31, 2003 under the supervision and with the participation of the Group’s management, including the Group Chief Executive and the Group Finance Director, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures, which are defined in Exchange Act Rule 13a-15(e) and generally refers to those controls and procedures designed to ensure that information required to be disclosed in reports filed under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within specific time periods. As of the date of the evaluation, the Group’s management, including the Group Chief Executive and Group Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. There were no changes in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16     RESERVED

PART III

Item 17     FINANCIAL STATEMENTS

      (Not responded to as Item 18 complied with)

Item 18     FINANCIAL STATEMENTS

      (a)   Financial Statements

Item 19     EXHIBITS

1.1	—	Charter & Acts (incorporated by reference to Exhibit 1.1 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2001, File No. 1-14452).
1.2	—	Bye-Laws.
4.1	—	Rules of the Bank of Ireland Group Stock Options Scheme — 1996 (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2001, File No. 1-14452).
4.2	—	Rules of the Bank of Ireland Group Long Term Performance Stock Plan (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2001, File No. 1-14452).
8	—	List of significant subsidiaries — incorporated by reference to page 19 of this Form 20-F.
12.1	—	Certification by the Chief Executive Officer as required by Section 302 of Sarbanes-Oxley Act of 2002.
12.2	—	Certification by the Chief Financial Officer as required by Section 302 of Sarbanes-Oxley Act of 2002.
13.1	—	Certification by the Chief Executive Officer as required by Section 906 of Sarbanes-Oxley Act of 2002.
13.2	—	Certification by the Chief Financial Officer as required by Section 906 of Sarbanes-Oxley Act of 2002.

BANK OF IRELAND GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended March 31, 2003

BANK OF IRELAND GROUP

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

      The following statement, which should be read in conjunction with the Report of Independent Auditors set out on page F-3, is made with a view to distinguishing for stockholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

      Irish company law requires the Directors to ensure that accounts, which give a true and fair view of the state of affairs of the Bank and the Group and of the profit or loss of the Group for the year, are prepared for each financial year.

      With regard to the accounts on pages F-4 to F-102, the Directors have determined that it is appropriate that they continue to be prepared on a going concern basis and consider that in their preparation:-

•	suitable accounting policies have been selected and applied consistently;

•	judgements and estimates that are reasonable and prudent have been made: and

•	applicable accounting standards have been followed.

      The Directors have a responsibility for ensuring that proper books of account are kept which disclose with reasonable accuracy at any time the financial position of the Bank and to enable them to ensure that the accounts are prepared in accordance with accounting standards generally accepted in Ireland and comply with Irish law including the Companies Acts, 1963 to 2001, and the European Communities (Credit Institutions: Accounts) Regulations, 1992. They also have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

BANK OF IRELAND GROUP

REPORT OF INDEPENDENT AUDITORS

To the Court of Directors and members of the Governor and Company of the Bank of Ireland

      We have audited the accompanying consolidated balance sheets of the Governor and Company of the Bank of Ireland and its subsidiaries as of March 31, 2003, and 2002 and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity, for each of the three years in the period ended March 31, 2003 all expressed in euro as set out on pages F-4 to F-102 inclusive. These accounts are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these accounts based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall accounts presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated accounts audited by us present fairly, in all material respects, the financial position of the Governor and Company of the Bank of Ireland and its subsidiaries at March 31, 2003 and 2002, and the results of their operations and cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles generally accepted in Ireland.

      Accounting principles generally accepted in Ireland vary in certain significant respects from accounting principles generally accepted in the United States as set out in Note 45 to the consolidated accounts.

PRICEWATERHOUSECOOPERS

Chartered Accountants and
Registered Auditors
Dublin
Ireland
May 14, 2003

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF INCOME

		Year ended March 31,

		2003	2002	2001
		Group	Group	Group
	Notes	Total	Total	Total

			(restated)	(restated)

		(in € millions)
INTEREST RECEIVABLE
Interest receivable and similar income arising from debt securities		344	343	359
Other interest receivable and similar income	4	3,347	3,637	3,696
INTEREST PAYABLE	5	1,962	2,402	2,633

NET INTEREST INCOME		1,729	1,578	1,422
Fees and commissions receivable		1,011	1,061	906
Fees and commissions payable		(140)	(141)	(117)
Dealing profits	36	85	81	91
Contribution from life assurance business		116	152	164
Other operating income	6	116	74	71

TOTAL OPERATING INCOME		2,917	2,805	2,537
Administrative expenses	7	1,480	1,427	1,257
Depreciation and amortisation	7	182	155	130

OPERATING PROFIT BEFORE PROVISIONS		1,255	1,223	1,150
Provision for bad and doubtful debts	16	100	102	72

OPERATING PROFIT		1,155	1,121	1,078
Income from associated undertakings and joint ventures		22	1	7

PROFIT ON ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS		1,177	1,122	1,085
Group Transformation Program	9	—	(37)	(93)
Exceptional items	9	(164)	—	—

PROFIT BEFORE TAXATION		1,013	1,085	992
Taxation	10	163	165	190

PROFIT AFTER TAXATION		850	920	802

The notes on pages F-11 to F-102

form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF INCOME

		Year ended March 31,

		2003	2002	2001
		Group	Group	Group
	Notes	Total	Total	Total

			(restated)	(restated)

		(in € millions)
PROFIT AFTER TAXATION		850	920	802
Deposit Interest Retention Tax	9	—	—	35

PROFIT FOR THE FINANCIAL YEAR		850	920	767
Minority interests: equity		9	2	3
: non equity		6	6	7
Non-cumulative preference stock dividends	11	9	17	26

PROFIT ATTRIBUTABLE TO THE
ORDINARY STOCKHOLDERS		826	895	731
Transfer to capital reserve	34	44	73	101
Ordinary dividends	11	371	333	290

PROFIT RETAINED FOR THE YEAR		411	489	340

Earnings per unit of €0.64 Ordinary Stock	12	82.0c	89.0c	73.4c

Diluted Earnings per unit of €0.64 Ordinary Stock	12	81.2c	88.1c	72.7c

The notes on pages F-11 to F-102

form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED BALANCE SHEET

		At March 31,

	Notes	2003	2002

		(in € millions)
ASSETS
Cash and balances at central banks		679	569
Items in the course of collection from other banks		508	554
Central government and other eligible bills	13	175	79
Loans and advances to banks	14	7,480	8,385
Loans and advances to customers	15	56,887	56,577
Securitisation and loan transfers		794	1,106
Less: non returnable amounts		667	964
		127	142
Debt securities	17	12,337	10,885
Equity shares	18	38	19
Own shares		35	27
Interests in associated undertakings	19	13	16
Interest in joint ventures	20	25	4
Intangible fixed assets	21	266	271
Tangible fixed assets	22	1,209	1,234
Other assets	23	3,841	2,317
Prepayments and accrued income		543	591

		84,163	81,670
Life assurance assets attributable to policyholders	24	5,342	5,655

		89,505	87,325

LIABILITIES
Deposits by banks	25	12,617	12,583
Customer accounts	26	48,496	51,111
Debt securities in issue	27	9,652	6,374
Items in the course of transmission to other banks		136	152
Other liabilities	28	5,453	3,633
Accruals and deferred income		541	672
Provisions for liabilities and charges
— deferred taxation	29	54	89
— other	30	189	159
Subordinated liabilities	31	2,703	2,524
Minority interests
— equity		54	91
— non equity	32	73	82
Called up capital stock	33	679	679
Stock premium account	34	770	773
Capital reserve	34	436	397
Profit and loss account	34	2,129	2,143
Revaluation reserve	34	181	208
Stockholders’ funds including non equity interests		4,195	4,200

Life assurance liabilities attributable to policyholders	24	5,342	5,655

		89,505	87,325

The notes on pages F-11 to F-102

form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED BALANCE SHEET

MEMORANDUM ITEMS

		At March 31,

	Notes	2003	2002

		(in € millions)
Contingent liabilities
Acceptances and endorsements		81	86
Guarantees and assets pledged as collateral security		1,172	1,029
Other contingent liabilities		508	496

	39	1,761	1,611

Commitments	39	19,050	16,314

The notes on pages F-11 to F-102

form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

OTHER PRIMARY STATEMENTS

NOTE OF HISTORICAL COST PROFIT AND LOSS

      There is no significant difference between the results as disclosed in the profit and loss account and the results on an unmodified historical cost basis.

RECONCILIATION OF MOVEMENT IN STOCKHOLDERS’ FUNDS

	Notes	2003	2002	2001

		(in € millions)
At 1 April		4,200	3,830	3,305
Profit attributable to the ordinary stockholders		826	895	731
Dividends	11	(371)	(333)	(290)

		4,655	4,392	3,746
Other recognised (losses)/gains		(346)	21	33
New capital stock subscribed	33,34	5	48	51
Preference stock buyback	33	—	(261)	—
Ordinary stock buyback	33	(124)	—	—
Goodwill written back on disposal of subsidiary		5	—	—

At 31 March		4,195	4,200	3,830

Stockholders’ funds:
Equity		4,130	4,132	3,618
Non equity		65	68	212

		4,195	4,200	3,830

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Notes	2003	2002	2001

		(in € millions)
Profit attributable to the ordinary stockholders		826	895	731
Exchange adjustments	33,34	(346)	23	(52)
Revaluation of property		—	—	85
Tax effect of disposal of revalued property		—	(2)	—

Total recognised gains for the year		480	916	764
Prior year adjustments		—	32	—

Total recognised gains since last annual report		480	948	764

The notes on pages F-11 to F-102

form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

		Year ended March 31,

	Notes	2003	2002	2001

		(in € millions)
Preference stock
At April 1		7	21	22
Exchange adjustments		—	—	(1)
Preference stock buyback		—	(14)	—

At March 31	33	7	7	21

Ordinary stock
At April 1		672	670	668
Stock alternative scheme issue		—	2	2

At March 31	33	672	672	670

Stock premium
At April 1		773	726	679
Premium on issue of capital stock		5	7	9
Premium on stock alternative scheme issue		—	39	40
Exchange adjustments		(8)	1	(2)

At March 31	34	770	773	726

Capital reserve
At April 1		397	311	232
Exchange adjustments		(5)	—	—
Transfer from revenue reserves		44	73	101
Capital Redemption Reserve Fund		—	14	—
Transfer to revenue reserves		—	(1)	(22)

At March 31	34	436	397	311

Profit and loss account
At April 1		2,143	1,850	1,536
Profit attributable to the ordinary stockholders		826	895	731
Transfer to Capital Reserve		(44)	(87)	(101)
Ordinary dividends		(371)	(333)	(290)
Transfer from capital reserve		—	1	22
Ordinary stock buyback		(124)	—	—
Exchange adjustments		(328)	21	(48)
Preference stock buyback		—	(247)	—
Transfer from revaluation reserve		22	45	—
Tax effect of disposal of revalued property		—	(2)	—
Goodwill written back on disposal of subsidiary		5	—	—

At March 31	34	2,129	2,143	1,850

Revaluation reserve
At April 1		208	252	168
Revaluation of property		—	—	85
Exchange adjustments		(5)	1	(1)
Transfer to revenue reserve on sale of property		(22)	(45)	—

At March 31	34	181	208	252

Total stockholders’ funds		4,195	4,200	3,830

The notes on pages F-11 to F-102

form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED CASH FLOW STATEMENT

		Year ended March 31,

	Notes	2003	2002	2001

		(in € millions)
Net cash flow from operating activities	42	1,109	3,783	2,069
Dividend received from associated undertaking		—	10	8
Returns on investment and servicing of finance	42	(181)	(183)	(189)
Taxation		(180)	(153)	(142)
Deposit Interest Retention Tax		—	—	(39)
Capital expenditure and financial investment	42	(1,367)	(2,427)	(1,127)
Acquisitions and disposals	42	(172)	(244)	(228)
Equity dividends paid		(349)	(271)	(210)
Financing	42	205	(253)	660

(Decrease)/Increase in cash in the year		(935)	262	802

The notes on pages F-11 to F-102

form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS

1   BASIS OF ACCOUNTING AND ACCOUNTING POLICIES

1.1 Accounting Convention

      The financial statements have been prepared under the historical cost convention as modified by the revaluation of certain properties and investments, in accordance with the Companies Acts, 1963 to 2001 and the European Communities (Credit Institutions: Accounts) Regulations, 1992 and with applicable accounting standards. The accounts are drawn up in euro (€) and except where otherwise indicated are expressed in millions. Costs, assets and liabilities are inclusive of irrecoverable value added taxes, where appropriate. Accounting standards generally accepted in Ireland in preparing financial statements giving a true and fair view are those published by the Institute of Chartered Accountants in Ireland and issued by the Accounting Standards Board.

      The Group has adopted the transitional arrangements for FRS 17, “Post Retirement Benefits” and the related disclosures are detailed in Note 35.

1.2 Change in Accounting Policy

      As now permitted by a recent change in the European Communities (Credit Institutions Accounts) Regulations, 1992 and in order to present trading revenues in accordance with common practice in treasury and trading book operations, dealing profits now include all profits and losses relating to treasury activities, including interest and dividends arising from long and short positions and funding costs and associated fees receivable and payable. The comparative balances have also been restated. There is no impact on total operating income, costs, profit before tax or stockholders’ funds.

1.3 Basis of Consolidation

      Assets, liabilities and results of all group undertakings have been included in the Group’s accounts on the basis of accounts made up to the end of the financial year.

      In order to reflect the different nature of the policyholders’ interests in the long-term assurance business, the assets and liabilities attributable to policyholders are classified separately in the Group balance sheet.

      Assets held by the Bank and certain group undertakings in their capacity as trustee and manager for investment trusts, pension schemes and unit trusts are not consolidated in the Group accounts as the Group does not have beneficial ownership.

1.4 Foreign Currency Translation

      Assets and liabilities in foreign currencies are translated into euro at rates of exchange ruling at the balance sheet date or at hedge rates where appropriate. Exchange differences, arising from the application of closing rates of exchange to the opening net assets held in foreign currencies and to related foreign currency borrowings are taken directly to reserves. Profits and losses in foreign currencies are translated into euro at the average rates of exchange for the year or at hedge rates where appropriate and the differences between these rates and closing rates are recorded as a movement in reserves. All other exchange profits and losses, which arise from normal trading activities, are included in operating profits.

      The principal rates of exchange used in the preparation of the accounts are as follows:

	31 March 2003			31 March 2002

	Closing	Average	Hedge	Closing	Average	Hedge

€/US$	1.0895	1.0051	—	0.8724	0.8804	—
€/Stg£	0.6896	0.6460	—	0.6130	0.6145	0.6487

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

1   BASIS OF ACCOUNTING AND ACCOUNTING POLICIES  (continued)

1.5 Income Recognition

      Interest income is recognised as it accrues. Interest is accounted for on a cash receipts basis where the recovery of such interest is considered to be remote. Fees receivable which represent a return for services provided, risk borne or which are in the nature of interest are credited to income when the service is performed or over the period of the product as appropriate.

1.6 Mortgage Incentives

      Mortgage interest discounts below the cost of funds and cashbacks are capitalised in other assets when there is a right and intention to recover the incentive in the event of early redemption. The amount capitalised is charged against interest received in the profit and loss account on a straight line basis over the period of the clawback and early redemption penalty period.

1.7 Leasing and Instalment Finance

      Leasing income is recognised in proportion to the funds invested in the lease so as to give a constant rate of return over each period after taking account of taxation cash flows. Income from instalment finance transactions, including hire purchase finance, is recognised in proportion to the balances outstanding.

1.8 Debt Securities and Equity Shares

Investment Securities

      Debt securities and equity shares held for use on a continuing basis in the Group’s activities are classified as investment securities. Such securities and shares are stated at cost less provision for any permanent diminution in value. The cost of dated securities is adjusted for the amortisation of premiums or discounts over the period to maturity. The amortisation of premiums or discounts is included in interest income. In those rare instances where an investment security is sold prior to maturity, profits and losses are recognised when realised.

Other Securities

      Other securities are stated at fair value using mid-market values, except for those securities maintained for the purpose of hedging, which are accounted for on the same basis as the item hedged. Changes in the fair value of securities marked to market are recognised in the profit and loss account as they arise and included in dealing profits. Profits and losses on disposal are recognised when realised and included in dealing profits, except for those securities maintained for hedging purposes, which are amortised over the lives of the underlying transactions and included in net interest income.

1.9 Derivatives

      Derivative instruments used for trading purposes or used to manage risk in the trading portfolios include swaps, futures, forwards, forward rate agreements and options contracts in the interest rate, foreign exchange and equity markets. These derivatives, which include all customer and proprietary transactions together with any associated hedges are measured at fair value and the resultant profits and losses are included in dealing profits. In the event of a market price not being readily available internally generated prices will be used. These prices are calculated using recognised formulae for the type of transaction. Unrealised gains and losses are reported in Other Assets or Other Liabilities on a gross basis.

      Derivatives used for hedging purposes include swaps, forwards, futures, forward rate agreements and options in interest rate, foreign exchange and equity markets. Gains and losses on these derivatives which are entered into

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

1   BASIS OF ACCOUNTING AND ACCOUNTING POLICIES  (continued)

for specifically designated hedging purposes against assets, liabilities, other positions and cash flows accounted for on an accruals basis, are taken to the profit and loss account in accordance with the accounting treatment of the underlying transaction. Accrued income or expense is reported in prepayments and accrued income or accruals and deferred income on a gross basis. Profits and losses related to qualifying hedges of firm commitments and anticipated transactions are deferred and taken to the profit and loss account when the hedged transactions occur.

      The criteria required for a derivative instrument to be classified as a designated hedge are:

(i)	Adequate evidence of the intention to hedge must be established at the outset of the transaction.

(ii)	The transaction must match or eliminate a proportion of the risk inherent in the assets, liabilities, positions or cash flows being hedged and which results from potential movements in interest rates, exchange rates or market prices. Changes in the derivatives fair value must be highly correlated with changes in the fair value of the underlying hedged item for the entire life of the contract.

      Where these criteria are not met, transactions are measured at fair value.

      Hedge transactions which are superseded, cease to be effective or are terminated early are measured at fair value. Any profit or loss arising is deferred and reported in Other Assets or Other Liabilities. This profit or loss is amortised over the remaining life of the asset, liability, position or cash flow previously being hedged.

      When the underlying asset, liability or position is terminated, or an anticipated transaction is no longer likely to occur, the hedging transaction is measured at fair value and any profit or loss arising is recognised in full in dealing profits. The unrealised profit or loss is reported in Other Assets or Other Liabilities.

1.10 Capital Instruments

      Issue expenses incurred in connection with the issue of dated capital instruments other than equity shares are deducted from the proceeds of the issue and amortised to the profit and loss account as appropriate. Issue expenses incurred in connection with the issue of undated capital instruments are deducted from the proceeds of issue and taken to the profit and loss account at the time of redemption.

1.11 Pensions

      In accordance with SSAP 24, contributions to the Group’s defined benefit schemes are charged to the profit and loss so as to spread the expected cost of pensions, calculated in accordance with the advice of qualified actuaries, on a systematic basis over employees’ working lives. Variations from the regular cost are spread over the average remaining service life of relevant employees. The costs of the Group’s defined contribution schemes are charged to the profit and loss for the period in which they are incurred.

1.12 Tangible Fixed Assets

      Properties held by the Group are stated at valuation. All freehold and long leasehold premises are revalued every 5 years with an interim revaluation in year 3. Computer and other equipment is stated at cost less depreciation. Leasehold property with unexpired terms of 50 years or less is depreciated by equal annual instalments over the remaining period of the lease. Freehold and long leasehold property is maintained in a state of good repair and the Directors consider that residual values based on prices prevailing at the time of acquisition or subsequent valuation are such that depreciation is not material, accordingly this property is not depreciated. Depreciation on adaptation works on freehold and leasehold property is based on an estimated useful life subject to a maximum period of 15 years or the remaining period of the lease. Computer and other equipment is depreciated by equal annual instalments over its estimated useful life subject to a maximum period of 10 years.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

1   BASIS OF ACCOUNTING AND ACCOUNTING POLICIES  (continued)

1.13 Provision for Bad and Doubtful Debts

      Group policy is to provide for bad and doubtful debts to reflect the losses inherent in the loan portfolio at the balance sheet date. There are two types of provisions, specific and general.

      Specific provisions are made for loans and advances when the Group consider that the credit-worthiness of a borrower has deteriorated such that the recovery of the whole or part of an outstanding advance is in serious doubt. The amount of the specific provision is equivalent to the amount necessary to reduce the carrying value of the advance to its expected ultimate net realisable value. The calculation of specific provisions is inherently subjective and is based on the Group’s assessment of the likelihood of default and the estimated loss arising to the Group in that instance. The assessments are performed on an individual basis and take into account factors such as the financial condition of the borrower, nature and value of collateral held and the costs associated with obtaining repayment and realisation of collateral.

      For a number of the Group’s retail portfolios, which comprise small balance homogeneous loans, specific provisions are calculated based on formulae driven approaches taking into account factors such as the length of time that payments from borrowers are overdue and historic loan loss experience.

      A general provision is also made against loans and advances to cover latent loan losses which are known from experience to be present in any portfolio of loans and advances but have yet to be specifically identified. Grading systems are used to rate the credit quality of borrowers. Part of the general provision is calculated by reference to the underlying grade profile of the loan book. The non-designated specific provision which is an integral part of the Group’s general loan loss provisioning methodology is calculated based on estimated rates of loss taking cognisance of historic loss experience by loan type/sector and the prevailing economic climate.

      The aggregate specific and general provisions which are made during the year, less amounts released and net of recoveries of loans previously written off, are charged against profits for the year. Loans and advances are stated on the balance sheet net of aggregate specific and general provisions.

1.14 Deferred Taxation

      Deferred taxation is recognised on all timing differences where the transaction or event that gives rise to an obligation to pay more tax in the future or a right to pay less tax in the future, have occurred by the balance sheet date. Deferred tax assets are recognised when it is more likely than not that they will be recovered. Deferred tax is measured using rates of tax that have been enacted by the balance sheet date. Deferred taxation is not provided in respect of timing differences arising from the sale or revaluation of fixed assets unless, by the balance sheet date, a binding commitment to sell the asset has been entered into and it is unlikely that the gain will be rolled over.

1.15 Investments in Associated Undertakings and Joint Ventures

      Investments in associated undertakings are stated at acquisition cost, together with the appropriate share of post-acquisition reserves. Investments in joint ventures are stated at cost together with the appropriate share of post-acquisition reserves.

1.16 Securitisation and Loan Transfers

      Assets sold under securitisation and loan transfers, where there is no significant change in the Group’s rights or benefits to those assets or in the Group’s exposure to the risks inherent in those assets, continue to be consolidated on a gross basis. In cases where there is no significant change in the rights and benefits and the financing is limited to a fixed monetary ceiling, only the net amount is consolidated using the linked presentation and the related gross amounts are shown on the face of the balance sheet.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

1   BASIS OF ACCOUNTING AND ACCOUNTING POLICIES  (continued)

1.17 Goodwill

      Goodwill is a premium arising on acquisition which represents the excess of cost over fair value of the Group’s share of net tangible assets acquired. Premiums arising on acquisitions of subsidiary undertakings occurring after  31, 1998 are capitalised as assets on the balance sheet and amortised on a straight line basis over their estimated useful economic lives. Goodwill on acquisitions prior to March 31, 1998 was charged against reserves in the year of acquisition and in the event of a subsequent disposal the goodwill would be written back and reflected in the profit and loss account. Goodwill carried in the Group Balance Sheet is subject to impairment review when the carrying amount may not be recoverable and is written down by the amount of any impairment loss identified in the year.

1.18 Life Assurance Operations

      The Group accounts for the value of the shareholder’s interest in long-term assurance business using the embedded value method of accounting. The embedded value is comprised of the net tangible and financial assets of the life assurance business, including any surpluses retained within the long-term business fund and the present value of its in-force business. The value of the shareholder’s interest in in-force business is calculated annually in consultation with independent actuaries. The calculation projects future surpluses and other net cash flows, attributable to the shareholder arising from business written up to the balance sheet date, using prudent best estimates of economic and actuarial assumptions, as set out in Note 24, and discounting the result at a rate which reflects the shareholder’s overall required return. The value is computed in accordance with bases accepted in the life assurance market.

      Changes in embedded value, which are determined on a post tax basis, are included in the profit and loss account. For the purposes of presentation the change in this value is grossed up for tax at the effective tax rate.

      The assets held within the long-term business funds are legally owned by Bank of Ireland Life Holdings plc, however the shareholder will only benefit from ownership of these assets to the extent that surpluses are declared or from other cashflows attributable to the shareholder. Reflecting the different nature of these assets, they are classified separately on the Group’s balance sheet as “Life assurance assets attributable to the policyholders” with a corresponding liability to the policyholders also shown. Investments held within the long-term business funds are set out in Note 24. Property is valued at open market value as determined by independent professional advisors every year, while securities are valued at mid-market value.

2	SEGMENTAL ANALYSIS

      The segmental analysis of the Group’s results and financial position is set out below by geographic segment and by business class. For the geographic analysis Republic of Ireland includes profits generated in the International Financial Services Centre. Turnover is defined as interest income, non interest income and income from associates and joint ventures. Turnover by business class is not shown. The Group has six business classes. The analysis of results by business class is based on management accounts information. Net assets are included below in order to comply with SSAP 25. The segmental allocation of liabilities necessitates the allocation of capital on a risk related basis which is in some cases necessarily subjective. The basis of capital allocation to segments is based on an economic capital basis which incorporates a broader range of business risks. The Directors believe that it is more meaningful to analyse total assets and the result of this analysis is therefore also included in the tables.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

2	SEGMENTAL ANALYSIS (continued)

(a)  Geographical segment

	2003

	Republic of	United	Rest of
	Ireland	Kingdom	World	Total

	(in € millions)
Turnover	2,621	2,272	148	5,041

Profit before exceptional items	869	319	43	1,231

Exceptional items				(164)
Grossing up(1)				(54)

Profit before taxation				1,013

Net assets	2,373	1,448	374	4,195

Total assets(2)	71,237	38,941	2,224	112,402

	2002
	(restated)

	Republic of	United	Rest of
	Ireland	Kingdom	World	Total

	(in € millions)
Turnover	2,751	2,470	128	5,349

Profit before exceptional item	878	268	32	1,178

Group Transformation Program				(37)
Grossing up(1)				(56)

Profit before taxation				1,085

Net assets	2,418	1,618	164	4,200

Total assets(2)	63,357	42,819	2,185	108,361

	2001
	(restated)

	Republic of	United	Rest of
	Ireland	Kingdom	World	Total

	(in € millions)
Turnover	2,471	2,639	177	5,287

	813	282	36	1,131

Profit before exceptional item
Group Transformation Programme				(93)
Grossing up(1)				(46)

Profit before taxation				992

Net assets	2,274	1,404	152	3,830

Total assets(2)	57,039	37,739	2,304	97,082

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

2	SEGMENTAL ANALYSIS (continued)

(b) Business class

	2003

	Retail		Wholesale	UK	Asset	Group
	Republic	BOI	Financial	Financial	Management	and
	of Ireland	Life	Services	Services	Services	Central	Total

	(in € millions)
Net interest income	841	—	294	615	5	1	1,756
Other income	242	87	351	271	233	31	1,215

Total operating income	1,083	87	645	886	238	32	2,971
Administrative expenses	655	—	255	513	125	114	1,662
Provision for bad and doubtful debts	51	—	28	21	—	—	100

Operating Profit	377	87	362	352	113	(82)	1,209
Income from associated undertakings and joint ventures	(2)	—	27	—	—	(3)	22

Profit before exceptional items	375	87	389	352	113	(85)	1,231

Exceptional items							(164)
Grossing up(1)							(54)

Profit before taxation							1,013

Net assets	1,016	88	652	1,467	344	628	4,195

Total assets(2)	28,269	5,728	51,241	31,222	1,611	7,618	125,689

Total Risk Weighted Assets	14,881	—	19,669	19,512	143	422	54,627

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

2	SEGMENTAL ANALYSIS (continued)

	2002
	(restated)

	Retail		Wholesale	UK	Asset	Group
	Republic	BOI	Financial	Financial	Management	and
	of Ireland	Life	Services	Services	Services	Central	Total

	(in € millions)
Net interest income	787	—	289	554	4	(20)	1,614
Other income	228	122	327	284	224	62	1,247

Total operating income	1,015	122	616	838	228	42	2,861
Administrative expenses	646	—	243	490	102	101	1,582
Provision for bad and doubtful debts	48	—	25	30	—	(1)	102

Operating profit	321	122	348	318	126	(58)	1,177
Income from associated undertakings and joint ventures	—	—	7	—	—	(6)	1

Profit before exceptional item	321	122	355	318	126	(64)	1,178

Group Transformation Programme							(37)
Grossing up(1)							(56)

Profit before taxation							1,085

Net assets	865	82	570	1,609	123	951	4,200

Total assets(2)	23,427	6,028	43,538	33,338	930	5,767	113,028

Total Risk Weighted Assets	13,119	—	18,675	20,394	563	226	52,977

	2001
	(restated)

	Retail		Wholesale	UK	Asset	Group
	Republic	BOI	Financial	Financial	Management	and
	of Ireland	Life	Services	Services	Services	Central	Total

	(in € millions)
Net interest income	704	—	215	532	7	—	1,458
Other income	206	131	296	247	220	25	1,125

Total operating income	910	131	511	779	227	25	2,583
Administrative expenses	586	—	215	434	94	58	1,387
Provision for bad and doubtful debts	34	—	17	21	—	—	72

Operating Profit	290	131	279	324	133	(33)	1,124
Income from associated undertakings and joint ventures	—	—	4	—	—	3	7

Profit before exceptional item	290	131	283	324	133	(30)	1,131

Group Transformation Program							(93)
Grossing up(1)							(46)

Profit before taxation							992

Net assets	733	71	451	1,385	117	1,073	3,830

Total assets(2)	19,449	5,305	38,573	30,575	1,020	5,051	99,973

Total Risk Weighted Assets	11,525	—	16,137	18,288	494	201	46,645

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

2	SEGMENTAL ANALYSIS (continued)

(1)	The Group undertakes tax based transactions at rates which are less than normal market rates in return for tax relief arising from incentives for industrial development and other reliefs. To assist in making valid comparison of pre-tax performance, the analysis of business unit performance is grossed up.

(2)	Total assets include intra-group items of €22,897 million (2002: €21,036 million; 2001: €18,207 million) in geographic segments and €36,184 million (2002: €25,703 million; 2001: €21,098 million) in business class.

3	ACQUISITIONS

(a)	Iridian

      On September 6, 2002 Bank of Ireland announced that its wholly owned subsidiary, BIAM (US), Inc. acquired a 61% interest in Iridian Asset Management LLC (“Iridian”) for a consideration of $177m (€178.5m) and deferred contingent consideration of up to $21.25m (€21.4m) dependent on net client gains and losses in the first two years post completion of this acquisition.

      The Bank has the ability, if it wishes, to acquire the remaining 39% over the subsequent five year period via a series of call options exercisable each year in broadly equal stakes at a pre-agreed market multiple of profits of the business at the time of purchase of each individual stake. Each year the Bank may purchase any available stakes not previously purchased.

      The Iridian members have a similar series of put options applying the same price formula. The put and call options are mismatched as to timing and consequently price with yearly intervals between when the Bank can exercise each call option followed by when the members can put the corresponding stake.

      The acquisition is being treated as a piecemeal acquisition as, in the Directors’ view, the risks and rewards of ownership over the 39% have not passed to the Bank and, given the mismatched put and call mechanism there is uncertainty as to the exercise of, and therefore the timing of, either the put or call options. In the interim the remaining members will have a continuing economic interest in Iridian, including the right to any distributions declared.

      As part of the transaction, the Bank also entered into an obligation to acquire subsequent interests, which will be issued to employees by Iridian in satisfaction of certain pre-existing appreciation entitlements. These rights will vest over years four through seven post acquisition. Consideration will be linked to the increase in profitability of the company over the period and the Bank estimates that this consideration will amount to $8.2m (€8.3m).

      As analysed below the acquisition gave rise to goodwill of US$184.8m (€186.3m) which has been capitalised and will be written off to the profit and loss account over its useful estimated life of 15 years.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

3	ACQUISITIONS (continued)

	US$m	€m

Debtors	13.0	13.1
Cash at Bank and in Hand	10.0	10.1
Tangible Fixed Assets	0.5	0.5
Creditors Due Within One Year	(13.0)	(13.1)
Other Liabilities	(0.8)	(0.8)
Minority Interests	(3.8)	(3.8)

Net Assets acquired	5.9	6.0
Goodwill	184.8	186.3

	190.7	192.3

Consideration	185.2	186.8
Costs of Acquisition	5.5	5.5

	190.7	192.3

      There were no fair value adjustments to the consolidated Balance Sheet of Iridian at September 5, 2002.

      The profit before tax for Iridian for the period January 1, 2002 to September 5, 2002 was US$22.5m (€23.0m) (year ended December 31, 2001: US$43.5m (€48.3m)).

      A summarised profit and loss account for the period from September 6, 2002 to March 31, 2003 is as follows:

	US$m	€m

Other income	28.9	28.8
Operating expenses	(15.1)	(15.0)

Operating profit	13.8	13.8

(b) MX Financial Holdings Limited

      On July 31, 2001, the acquisition of MX Financial Holdings Limited (formerly Willis National Holdings Limited), the parent company of MX Moneyextra Financial Solutions Limited (formerly Willis National Limited), was completed for a cash consideration of Stg£41.4 million (€67.4 million) including incidental costs. The results of this business have been consolidated in full from the date of acquisition. On the October 1 MX Moneyextra Financial Solutions Limited acquired the business and trade of Moneyextra Limited. The assets acquired were employed within the business of Moneyextra Financial Solutions Limited and managed on a unified basis. It is therefore not feasible to identify and report separately the results of the acquired business from July 31, 2001.

      As analysed below the acquisition gave rise to goodwill on consolidation of Stg£33.3 million (€54.2 million) which has been capitalised and will be written off to the profit and loss account over its estimated useful life of 20 years.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

3	ACQUISITIONS (continued)

      There were no fair value adjustments to the consolidated balance sheet of Willis National Holdings Limited at July 31, 2001 which was as follows:

	Stg£m	€m

Loans and advances to banks	8.8	14.3
Other assets	3.3	5.4
Other liabilities	(4.0)	(6.5)

Net assets acquired	8.1	13.2
Goodwill	33.3	54.2

	41.4	67.4

Consideration	40.0	65.1
Costs of acquisition	1.4	2.3

	41.4	67.4

      The consolidated profit after tax for Willis National Holdings Limited for the period from January 1, to July 31, 2001 was Stg£0.7 million (Year ended December 31, 2000: Stg£0.7 million).

(c)  Chase de Vere Investments plc

      On September 11, 2000, Bank of Ireland announced that its wholly owned subsidiary, Bristol & West plc (“Bristol & West”) completed the acquisition of Chase de Vere Holdings Limited (formerly M R Edge Holdings Limited), the parent company of Chase de Vere Investments plc. The acquisition was effective from August 1, 2000 and the results of this business have been consolidated in full from the date of acquisition.

      The present value of the expected total cost of the acquisition is Stg£122.3 million (€200.1 million). This comprises initial consideration of Stg£112.8 million (€184.6 million) including incidental expenses, and deferred consideration of Stg£9.5 million, (€15.5 million). The deferred consideration can range from nil to Stg£22.5 million (€36.8 million) dependent on the performance of Chase de Vere investments plc over the three year period to December 31, 2002.

      As analysed below the acquisition gave rise to goodwill on consolidation of Stg£112.9 million (€184.7 million) which, has been capitalised and will be written off to the profit and loss account over its estimated useful life of 20 years.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

3	ACQUISITIONS (continued)

      There were no fair value adjustments to the consolidated balance sheet of Chase de Vere Holdings Limited August 1, 2000 which was as follows:

	Stg£m	€m

Loans and advances to banks	9.7	15.9
Loans and advances to customers	2.1	3.4
Other assets	3.0	4.9
Other liabilities	(5.4)	(8.8)

Net assets acquired	9.4	15.4
Goodwill	112.9	184.7

	122.3	200.1

Consideration	119.6	195.7
Costs of acquisition	2.7	4.4

	122.3	200.1

      The consolidated profit after tax for Chase de Vere Holdings Limited for the period from January 1, 2000 to July 31, 2000 was Stg£4.9 million (€8.0 million) (Year ended December 31, 1999: Stg£2.6 million)

      A summarised consolidated profit and loss account for the period from August 1, 2000 to March 31, 2001 is as follows:

	Stg£m	€m

Net interest expense	(3.9)	(6.4)
Other income	21.2	34.5
Operating expenses	(14.8)	(24.1)

Operating profit	2.5	4.0

      Bristol & West have included in net interest income Stg£4.4 million (€7.2 million), of finance costs incurred due to the acquisition.

(d) Moneyextra Limited and Moneyextra Mortgages Limited

      On December 27, 2000 the Group’s subsidiary Moneyextra Limited (formerly Great Western Financial Services Limited) acquired the business of the Business 2 Customer (“B2C”) division of Moneyextra plc for a cash consideration of Stg£25.9 million (€41.5 million). The results of this business have been consolidated in full from the date of acquisition. The assets acquired were employed within the business of Moneyextra limited and managed on a unified basis. It is therefore not feasible to identify and report separately the results of the acquired

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

3	ACQUISITIONS (continued)

business from December 27, 2000. The net assets acquired, being tangible fixed assets, were stg£0.2 million (€0.3 million). There were no fair value adjustments made to the assets acquired.

	Stg£m	€m

Net assets acquired	0.2	0.3
Goodwill	25.7	41.2

	25.9	41.5

Consideration	25.4	40.7
Costs of acquisition	0.5	0.8

	25.9	41.5

      The goodwill on acquisition has been capitalised and will be written off to the profit & loss account over its estimated useful life of 10 years.

      Only certain assets of Moneyextra plc were acquired, being its B2C division. In these circumstances it is not practical to provide details of profits or recognised gains and losses for B2C division of Moneyextra plc for periods before acquisition.

Moneyextra Mortgages Limited

      On December 27, 2000 Bristol & West plc completed the purchase of Moneyextra Mortgages Limited for a cash consideration of stg£0.6 million (€1.0 million). The goodwill on acquisition of stg£0.6 million (€1.0 million) has been capitalised and will be written off to the profit and loss account over its estimated useful life of 10 years. There were no fair value adjustments to the assets acquired. The results of the business have been consolidated in full from the date of acquisition. The effect of the results on the Group is not material.

4   OTHER INTEREST RECEIVABLE AND SIMILAR INCOME

	Year ended March 31,

	2003	2002	2001

	(in € millions)
Loans and advances to banks	208	314	345
Loans and advances to customers	2,922	3,105	3,134
Finance leasing	129	138	140
Instalment credit	88	80	77

	3,347	3,637	3,696

5   INTEREST PAYABLE

	Year ended March 31,

	2003	2002	2001

		(restated)	(restated)

	(in € millions)
Interest on subordinated liabilities	156	154	147
Other interest payable	1,806	2,248	2,486

	1,962	2,402	2,633

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

6   OTHER OPERATING INCOME

		Year ended March 31,

	Note	2003	2002	2001

				(restated)

		(in € millions)
Profit on disposal of investment securities		5	2	—
Profit on disposal of tangible fixed assets		37	22	17
Profit on disposal of leases		21	—	—
Securitisation servicing fees	15	9	11	7
Other income		44	39	47

		116	74	71

7   OPERATING EXPENSES

		Year ended March 31,

	Note	2003	2002	2001

		(in € millions)
Staff Costs:
— wages and salaries		821	802	707
— social security costs		67	72	55
— pension costs		57	39	16
— staff stock issue		9	8	16
— severance packages		1	2	1

		955	923	795
Operating lease rentals:
— property		34	20	9
— equipment		1	1	1
Other administrative expenses		490	483	452

Total administrative expenses		1,480	1,427	1,257

Depreciation and amortisation:
— freehold and leasehold property	22	18	15	14
— computer and other equipment	22	141	125	109
— amortisation of goodwill	21	23	15	7

Total depreciation and amortisation		182	155	130

Total operating expenses		1,662	1,582	1,387

Details of Directors’ remuneration are set out Note 41.

      Staff costs and other administrative expenses in 2002 and 2001 have been reclassified in line with the current years classification.

      The charge for staff stock issue represents an amount payable to Trustees on behalf of employees to acquire an issue of Ordinary Stock as provided pursuant to the Stock Issue Schemes approved by the stockholders in 1984 and 1997. In 2003 the charge represents 2% of eligible employees’ basic salary (2002: 2%, 2001: 3.5%).

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

7   OPERATING EXPENSES  (continued)

Auditors’ remuneration (including VAT)

		2003			2002	2001

	Notes	ROI	Overseas(i)	Total	Total	Total

		(in € millions)
Audit and assurance services
Statutory audit (including expenses)	(ii)	1.4	0.8	2.2	2.0	1.9
Other audit and assurance services	(iii)	1.6	1.1	2.7	1.7	1.2

		3.0	1.9	4.9	3.7	3.1

Other services
Transaction services	(iv)	0.2	0.7	0.9	0.7	0.0
Taxation services		1.0	1.8	2.8	2.5	2.2
Consultancy	(v)	0.3	0.2	0.5	8.3	5.7
Other services		0.0	0.0	0.0	0.2	0.2

		1.5	2.7	4.2	11.7	8.1

Total		4.5	4.6	9.1	15.4	11.2

      The Audit Committee has reviewed the level of fees and is satisfied that it has not affected the independence of the auditors.

(i)	Fees to overseas auditors principally consist of fees to PwC in the United Kingdom.

(ii)	Statutory audit fees include €0.2 million to KPMG who are the auditors of a subsidiary company, Davy Stockbrokers.

(iii)	Other audit and assurance services consist primarily of fees in connection with reporting to regulators, SEC filings, letters of comfort and the Interim Statement review.

(iv)	Transaction services costs relate primarily to financial due diligence and other assignments.

(v)	Consultancy fees relate primarily to work under taken as part of the Group Transformation Program (see Note 9). It is Group policy to subject all major consultancy assignments to a competitive tender process.

8   EMPLOYEE INFORMATION

      In the year ended 31 March 2003 the average full time equivalents was 18,214 (2002: 18,438, 2001: 17,356), categorised as follows in line with the business classes as stated in Note 2.

	2003	2002	2001

Retail Republic of Ireland	7,501	7,702	7,927
BOI Life	1,111	1,097	1,050
Wholesale Financial Services	1,606	1,663	1,583
UK Financial Services	5,566	5,369	4,729
Asset Management Services	673	662	639
Group and Central	1,757	1,945	1,428

	18,214	18,438	17,356

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

8   EMPLOYEE INFORMATION  (continued)

      The staff costs in Note 7 are exclusive of staff costs relating to the life assurance business. The contribution from the life assurance business shown in the Consolidated Statement of Income on page F-4 is net of these staff costs.

9   EXCEPTIONAL ITEMS

A)	Active Business Services was disposed of, resulting in a loss on disposal of €12.4m.

B)	On September 30, 2002 the Group terminated its joint venture with Perot Systems and reorganised the IT business within the Group and the costs associated with this reorganisation amounted to €8.6m.

C)	Following a fundamental review of the Independent Financial Advice operations in Bristol & West, the Group has decided to combine the operations of two of its subsidiaries, namely Chase de Vere Investments plc and MX Moneyextra Financial Solutions Ltd. The merger, and consequent restructuring, was announced by the Group on February 24, 2003 and is planned to be fully effective during 2003/04.

            The carrying value of the two companies at March 31, 2003 have been compared to their recoverable amounts, represented by their value in use to the Group. As part of this review it has been recognised that the carrying value of goodwill relating to these businesses has been impaired to the extent of Stg£80m (€123.8m). This charge has been calculated by reference to the post tax cash flows that are projected to arise from the merged business over the estimated remaining life of the goodwill, discounted at a rate of 9.5%.

            Also included in the exceptional item is Stg£7.8m (€12.1m) in respect of the projected costs of restructure and the write-off of certain fixed assets, Stg£4.6m (€7.1m), representing the difference between their carrying net book value and the cash flows that they are projected to generate following restructure.

D)	Group Transformation Program

            A charge of €37m before tax (€30m after tax) (2001: €93m before tax, €72m after tax) has been recognised in the year to 31 March 2002 for additional severance and implementation costs for the ongoing transformation projects.

E)	Deposit Interest Retention Tax

            The Bank has reached agreement with the Revenue Commissioners that the sum of €39 million is in full and final settlement of the Bank of Ireland Group’s liability for arrears of DIRT (Deposit Interest Retention Tax) including interest and penalties to March 31, 2001. Of the aggregate amount, the sum of €4 million was previously provided.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

10  TAXATION

	2003	2002	2001

	(in € millions)
The Group
Current Tax
Irish Corporation tax
Current year	108	129	95
Prior years	17	—	(4)
Double taxation relief	(16)	(20)	(24)
Foreign tax
Current year	69	50	88
Prior years	(13)	(9)	—

	165	150	155
Deferred taxation
Origination and reversal of timing differences — Domestic	(5)	7	40
— Foreign	(6)	7	(6)

	(11)	14	34
Share of associated undertakings and joint ventures	9	1	1

	163	165	190

      The tax charge for the year, at an effective rate of 16.1% is higher than the standard Irish Corporation Tax rate mainly because the benefits derived from tax based lending and the International Financial Services Centre reduced rate have been offset by a combination of higher tax rates applying in other jurisdictions, non-deductible goodwill write-off and the new levy on certain financial institutions.

	2003	2002	2001

	(in € millions)
The deferred taxation (credit)/charge arises from:
Leased assets	9	12	25
Own assets	(2)	(4)	6
Short term timing differences	(18)	6	3

	(11)	14	34

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

10  TAXATION  (continued)

      The reconciliation of current tax on profit on ordinary activities at the standard Irish Corporation tax rate to the Group’s actual current tax charge for the years ended March 31, 2003, 2002 and 2001 is shown as follows:

	2003	2002	2001

	(in € millions)
Profit on ordinary activities before tax multiplied by the weighted standard rate of Corporate tax in Ireland of 15.125% (2002: 19%, 2001: 23%)	153	206	228
Effects of:
Expenses not deductible for tax purposes	5	7	7
Levy on certain financial institutions	7	—	—
Foreign earnings subject to different rates of tax	15	22	13
Non-deductible goodwill impairment	33	—	—
Tax exempted income and income at a reduced Irish tax rate	(63)	(62)	(55)
Capital allowances in excess of depreciation	(7)	(8)	(31)
Other deferred tax timing differences	18	(6)	(3)
Other prior year adjustments	4	(9)	(4)

Current tax charge	165	150	155

11  DIVIDENDS

	Year ended March, 31

	2003	2002	2001

	(in € millions)
Equity Stock:
2003
On units of €0.64 Ordinary Stock in issue Interim dividend 13.2c	133
Proposed final dividend 23.8c	238
2002
On units of €0.64 Ordinary Stock in issue Interim dividend 11.6c		117
Proposed final dividend 21.4c		216
2001
On units of €0.64 Ordinary Stock in issue Interim dividend 9.4c			94
Final dividend 19.6c			196

	371	333	290

      Holders of Bank of Ireland Ordinary Stock are entitled to receive such dividends out of the profits of the Bank as are available by law for distribution. The Court may, without obtaining prior stockholder approval declare and pay to the stockholders such interim dividends as appear to the Court to be justified by the profits of the Bank. Final dividends must be approved by the stockholders at a general meeting.

      No Ordinary Stock dividend can be declared or interim dividend paid unless the dividend on any outstanding preference stock most recently payable shall have been paid in cash.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

11  DIVIDENDS  (continued)

	Year ended March 31,

	2003	2002	2001

	(in € millions)
Non Equity Stock:
2003
On units of €1.27 of Non-Cumulative Preference Stock, Dividend €1.5237	5
On units of Stg£1 of Non-Cumulative Preference Stock, Dividend Stg£1.2625	4
2002
On units of €1.27 of Non-Cumulative Preference Stock, Dividend €1.5237		10
On units of Stg£1 of Non-Cumulative Preference Stock, Dividend Stg£1.2625		7
2001
On units of IR£1 of Non-Cumulative Preference Stock, Dividend IR£1.2p			16
On units of Stg£1 of Non-Cumulative Preference Stock, Dividend Stg£1.2625p			10

	9	17	26

      Dividend payments on Non Cumulative Preference Stock are accrued.

12  EARNINGS PER UNIT OF €0.64 ORDINARY STOCK

      The calculation of basic earnings per unit of €0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue.

	2003	2002	2001

Basic
Profit attributable to Ordinary Stockholders	€825.9 million	€894.5 million	€731.3 million
Weighted average number of shares in issue	1,007.5 million	1,005.6 million	996.8 million
Basic earnings per share	82.0c	89.0c	73.4c

      The diluted earnings per unit of €0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue adjusted for the effect of all dilutive potential Ordinary Stock.

	2003		2002		2001

Diluted
Profit attributable to Ordinary Stockholders	€825.9 million		€894.5 million		€731.3 million
Average number of shares in issue	1,007.5 millio	n	1,005.6 millio	n	996.8 million
Effect of all dilutive potential Ordinary Stock	9.6 million		9.6 million		8.9 million

	1,017.1 millio	n	1,015.2 millio	n	1,005.7 millio	n

Diluted earnings per share	81.2c		88.1c		72.7c

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

13  CENTRAL GOVERNMENT AND OTHER ELIGIBLE BILLS

	At March 31,

	2003	2002

	(in € millions)
Investment securities
— government bills and similar securities	7	6
— other eligible bills	—	12
Other securities
— government bills and similar securities	168	61

	175	79

14  LOANS AND ADVANCES TO BANKS

	At March 31,

	2003	2002

	(in € millions)
Funds placed with Central Bank of Ireland	111	101
Funds placed with other central banks	39	814
Funds placed with other banks	7,330	7,470

	7,480	8,385

Repayable on demand	745	1,863
Other loans and advances to banks by remaining maturity
— 3 months or less	5,629	5,068
— 1 year or less but over 3 months	1,046	1,420
— 5 years or less but over 1 year	35	16
— over 5 years	25	18

	7,480	8,385

      The Group is required to maintain balances with the Central Bank of Ireland and other Central Banks.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

15  LOANS AND ADVANCES TO CUSTOMERS

(a)  Loans and advances to customers

	At March 31,

	2003	2002

	(in € millions)
Loans and advances to customers	53,946	53,559
Loans and advances to customers — finance leases	2,226	2,450
Hire purchase receivables	1,195	1,068

	57,367	57,077
Provision for bad and doubtful debts	(480)	(500)

	56,887	56,577

Repayable on demand	2,458	2,304
Other loans and advances to customers by remaining maturity
— 3 months or less	2,373	2,340
— 1 year or less but over 3 months	4,036	4,522
— 5 years or less but over 1 year	12,537	12,309
— over 5 years	35,963	35,602

	57,367	57,077

      The loans accounted for on a non-accrual basis at March 31, 2003 amounted to €141 million (2002: €124 million) and the provisions thereon amounted to €88 million (2002: €77 million).

(b) Securitisation and loan transfers

      The Group has sold the following pools of mortgages.

				Presentation in	Value
Year	Securitisations	Notes	Mortgages	accounts	€m

1993	Private placements with UK financial Institutions	(ii), (v)	Residential	Consolidated	145
1993	Residential Property Securities No. 3 plc (RPS3)	(i),(ii)	Residential	Linked	363
1994	Residential Property Securities No. 4 plc (RPS4)	(i),(iii)	Residential	Linked	725
1997	Residential Property Securities No. 5 plc (RPS5)	(i),(iii)	Residential	Linked	435
2000	Liberator Securities No. 1 plc	(iv)	Residential	Linked	500
2000	Shipshape Residential Mortgages No. 1 plc (SS1)	(vi)	Residential	Linked	435

      All the issued shares in the above companies, excluding the private placements, are held by Trusts. The Group does not own directly or indirectly any of the share capital of these companies or their parent companies. Under the terms of separate agreements, the Group continues to administer the mortgages, for which it receives fees and income. Specific provisions are maintained by the Group on a case by case basis for all loans where there is a likelihood of a loss arising and general provisions are maintained as a percentage of all remaining loans. The Group is not obliged, nor intends to support any losses in respect of the sold mortgages, other than as detailed below. Repayment of the funding will be made solely from the cashflows generated by the underlying mortgage portfolios. This is clearly stated in the agreements with the providers of the funding. The proceeds generated by the mortgage assets will be used to pay the interest and capital on the notes and any other administrative expenses and taxation. Substantially all of any residue is payable to the Group.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

15  LOANS AND ADVANCES TO CUSTOMERS  (continued)

(b) Securitisation and loan transfers (continued)

Notes

(i)	These companies issued Mortgage Backed Floating Rate Notes (“Notes’) to finance the purchase of the mortgage pools. Loan facilities have been made available by the Group to finance certain issue related expenses and loan losses arising on the pools of mortgages sold. The loans are repayable when all Notes have been redeemed subject to the issuer having sufficient funds available. The companies have hedged their interest rate exposure to fixed rate mortgages using interest exchange agreements with financial institutions including Bank of Ireland and Bank of Ireland Home Mortgages Limited. The companies are incorporated under the Companies Acts 1985 and are registered and operate in the UK.

(ii)	Under the terms of the mortgage sale agreements, the Group has an option to repurchase the mortgages at par when the aggregate balances of the mortgages fall below 10% of the original sale proceeds.

(iii)	Under the terms of the mortgage sale agreements, the Group has an option to repurchase the mortgages at par when the aggregate balances of the mortgages fall below 5% of the original sale proceeds.

(iv)	The company is incorporated under the Irish Companies Acts, 1963 to 2001 and is registered and operates in the Republic of Ireland.

(v)	Under the terms of the agreements relating to the private placements, the Group has agreed to support losses to a maximum of Stg£1.2 million. The providers of finance have agreed that they will seek no further recourse to the Company above this amount.

(vi)	Under the terms of this issue, the Group is not obliged to repurchase any of the assets or to transfer in any additional assets, except in respect of individual mortgages in breach of warranty.

      A summarised profit and loss account for the periods to March 31, 2003, 2002 and 2001 for RPS3, RPS4, RPS5, Liberator Securities No. 1 and SS 1 is set out below:

	At March 31,

	2003	2002	2001

	(in € millions)
Interest receivable	51	77	99
Interest payable	(41)	(67)	(89)
Fee income	1	2	2
Deposit income	1	4	4
Operating expenses	(3)	(5)	(9)

Profit for the financial period	9	11	7

(c)  Concentration of exposure to credit risk

      The Group’s exposure to credit risk from its lending activities does not exceed 10% of loans and advances to customers after provisions in any individual sector or industry with the exception of residential mortgages.

      The Group’s residential mortgage portfolio is widely diversified by individual borrower and amounts to 53% (2002: 53%) of the total loans and advances to customers, 33% (2002: 28%) of the loans and advances in the Republic of Ireland and 73% (2002: 76%) in the United Kingdom.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

15  LOANS AND ADVANCES TO CUSTOMERS  (continued)

(d) Leasing and hire purchase

	At March 31,

	2003	2002

	(in € millions)
Amount receivable by remaining maturity
— within 1 year	948	1,059
— 5 years or less but over 1 year	1,430	1,184
— over 5 years	1,043	1,275

	3,421	3,518

      The cost of assets acquired for finance leases and hire purchase contracts, net of grants received or receivable, amounted to €1,029 million (2002: €1,052 million).

      Aggregate amounts receivable including capital repayments during the year in respect of finance leases and hire purchase contracts amounted to €1,183 million (2002: €1,061 million).

16  PROVISION FOR BAD AND DOUBTFUL DEBTS

	Year ended March 31,

	2003	2002	2001

	(in € millions)
At April 1,	500	430	398
Exchange adjustments	(30)	4	(8)
Charge against profits	100	102	72
Amounts written off	(96)	(55)	(49)
Recoveries	6	19	17

At March 31,	480	500	430

All of which relates to loans and advances to customers
Provisions at March 31,
— specific	170	159	123
— general	310	341	307

	480	500	430

      The Group’s general provision, which provides for the latent loan losses in the portfolio of loans and advances, comprises an element relating to grade profiles of €175 million (2002: €167 million, 2001: €160 million) and a non designated element, for prudential purposes of €135 million (2002: €174 million, 2001: €147 million). The non designated element will be offset, in certain pre-defined circumstances, against specific loan losses as they crystallise in future years.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

17  DEBT SECURITIES

	At March 31, 2003

		Gross	Gross
	Book	Unrealised	Unrealised	Fair
	Value	Gains	Losses	Value

	(in € millions)
Issued by Public Bodies
Investment securities
— government securities	553	56	—	609

Other securities
— government securities	3,088			3,088
— other public sector securities	—			—

	3,088			3,088

Issued by Other Issuers
Investment securities
— bank and building society certificates of deposit	637	—	—	637
— other debt securities	7,450	102	(56)	7,496

	8,087	102	(56)	8,133

Other securities
— bank and building society certificates of deposit	65			65
— other debt securities	544			544

	609			609

	12,337	158	(56)	12,439

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

17  DEBT SECURITIES  (continued)

	At March 31, 2002

		Gross	Gross
	Book	Unrealised	Unrealised	Fair
	Value	Gains	Losses	Value

	(in € millions)
Issued by Public Bodies
Investment securities
— government securities	674	33	(14)	693

Other securities
— government securities	1,938			1,938
— other public sector securities	—			—

	1,938			1,938

Issued by Other Issuers
Investment securities
— bank and building society certificates of deposit	728	—	—	728
— other debt securities	6,886	71	(33)	6,924

	7,614	71	(33)	7,652

Other securities
— bank and building society certificates of deposit	31			31
— other debt securities	628			628

	659			659

	10,885	104	(47)	10,942

	Year ended
	March 31,

	2003	2002

	(in € millions)
Investment securities
— listed	7,316	7,226
— unlisted	1,324	1,062

	8,640	8,288

Other securities
— listed	3,330	2,213
— unlisted	367	384

	3,697	2,597

Unamortised premiums and discounts on investment securities	7	(2)

      Income from listed and unlisted investments amounted to €344 million (2002: €343 million, 2001: €448 million).

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

17  DEBT SECURITIES  (continued)

		Discount/	Carrying
Investment securities’ movements	Cost	(Premium)	Value

	(in € millions)
At April 1, 2002	8,335	(47)	8,288
Exchange adjustments	(810)	1	(809)
Acquisitions	3,305	—	3,305
Disposals and redemptions	(2,112)	—	(2,112)
Reclassifications	(33)	—	(33)
Amortisation	—	1	1

At March 31, 2003	8,685	(45)	8,640

	Year ended
	March 31,

	2003	2002

	(in € millions)
Analysed by remaining maturity:
Due within one year	2,601	2,446
Due one year and over	9,736	8,439

	12,337	10,885

      The valuation of unlisted securities is based on the Directors’ estimate. The cost of other securities is not disclosed as its determination is not practicable. Debt securities includes securities which are subject to sale and repurchase agreements of €3,182 million (2002: €2,756 million).

      Debt securities with a market value of €4,165 million (2002: €2,800 million) were pledged as collateral to cover settlement risk for securities’ transactions.

18  EQUITY SHARES

	Year ended
	March 31,

	2003	2002

	(in € millions)
At April 1	19	144
Net movement during the year	19	(125)

At March 31	38	19

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

19  INTERESTS IN ASSOCIATED UNDERTAKINGS

	Year ended
	March 31,

	2003	2002

	(in € millions)
At April 1	16	14
Increase in investments	3	5
Decrease in investments	—	(8)
Retained profits	(2)	5
Transfer to Joint Ventures	(4)	—

At March 31	13	16

      In presenting details of the associated undertakings of the Bank of Ireland Group the exemption permitted by Regulation 10 of the European Communities (Credit Institutions: Accounts) Regulations, 1992 has been availed of and Bank of Ireland will annex to its annual return to the Companies Office a full listing of associated undertakings.

20  INTEREST IN JOINT VENTURES

	Year ended
	March 31,

	2003	2002

	(in € millions)
At April 1	4	9
Acquisitions	2	—
Retained profits/ losses	16	(5)
Exchange adjustments	(1)	—
Transfer from Associated undertakings	4	—

At March 31	25	4

21  INTANGIBLE FIXED ASSETS

	The Group

	2003	2002

	(in € millions)
Cost
At April 1	293	234
Goodwill arising on acquisitions during the year	186	57
Exchange adjustments	(48)	2
Goodwill written back on disposals	(8)	—

At March 31	423	293

Amortisation
At April 1	22	7
Charge for year	23	15
Impairment	124	—
Exchange adjustments	(12)	—

At March 31	157	22

Net Book Value	266	271

      The details relating to recent acquisitions are set out in Note 3.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

22  TANGIBLE FIXED ASSETS

						Payments
		Leases of	Leases of			on account
	Freehold	50 years	less than	Computer	Finance	and assets
	land and	or more	50 years	and other	lease	in the course
	buildings	unexpired	unexpired	equipment	assets	of construction	Total

	(in € millions)
Cost or valuation
At April 1 2002	583	26	71	1,148	12	70	1,910
Exchange adjustments	(26)	(2)	(2)	(31)	—	—	(61)
Additions	37	—	21	125	—	116	299
Disposals	(80)	—	(1)	(45)	—	—	(126)
Acquisition/ disposal of subsidiary	(5)	—	—	(11)	—	—	(16)

At March 31 2003	509	24	89	1,186	12	186	2,006

Accumulated depreciation and amortisation
At April 1 2002	7	—	7	654	8	—	676
Exchange adjustments	—	—	—	(20)	—	—	(20)
Disposals	(1)	—	—	(16)	—	—	(17)
Charge for year	7	—	11	148	—	—	166
Acquisition/ disposal of subsidiary	—	—	—	(8)	—	—	(8)

At March 31 2003	13	—	18	758	8	—	797

Net book value
At March 31 2003	496	24	71	428	4	186	1,209

At March 31 2002	576	26	64	494	4	70	1,234

Property and Equipment

      A revaluation of all Group property, with the exception of property identified as surplus to requirements under the Group Transformation Programme, was carried out as at March 31, 2001. All freehold and long leasehold (50 years or more unexpired) commercial properties were valued by Jones Lang LaSalle as external valuers, who also reviewed the valuation carried out by the Bank’s professionally qualified staff of all other property. The valuation was undertaken in accordance with the requirements of FRS 15 and the Appraisal & Valuation Manual of the Royal Institution of Chartered Surveyors, on the basis of existing use value or open market value together with the depreciated replacement cost of adaptation works where these are not adequately reflected in the existing use value.

      As at March 31, 2003 on a historical cost basis the cost of group property would have been included at €426 million (2002: €449 million) less accumulated depreciation €86 million (2002: €69 million). The Group occupies properties with a net book value of €559 million (2002: €612 million) in the course of carrying out its own activities.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

22  TANGIBLE FIXED ASSETS  (continued)

      In the year to March 31, 2003 salary and other costs of €116 million (2002: €83 million) incurred on computer software development and other projects have been capitalised. This expenditure when operational is depreciated in equal annual instalments over its estimated useful life, ranging between five and ten years.

	Year ended
	March 31,

	2003	2002

	(in € millions)
Tangible fixed assets leased	31	52

	Year ended
	March 31,

	2003	2002

	(in € millions)
Future capital expenditure
— contracted but not provided in the accounts	14	21

— authorised by the Directors but not contracted	7	11

      Rentals payable in 2003 under non-cancellable operating leases amounted to €53 million (2002: €51 million). Of this amount €6 million (2002: €5 million) relates to leases expiring within one year, €7 million (2002: €8 million) relates to leases expiring in two to five years and €40 million (2002: €38 million) relates to leases expiring after five years, split between property €53 million and equipment €nil.

      Minimum future rentals under non cancellable operating leases are as follows:

Year ended March 31	Payable	Receivable

	(in € millions)
2004	53	2
2005	50	2
2006	48	2
2007	46	2
2008	46	2
Thereafter	624	6

      The obligations under finance leases amount to €3.7 million (2002: €5.3 million) of which €0.6 million (2002: €0.9 million) is due within one year, €3.1 million (2002: €3.7 million) is due after more than one year but within five years and nil (2002: €0.7 million) is due after five years.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

23  OTHER ASSETS

	Year ended
	March 31,

	2003	2002

	(in € millions)
Sundry debtors	1,373	967
Foreign exchange and interest rate contracts	1,897	777
Value of life assurance business in force	494	443
Other	77	130

	3,841	2,317

24  LIFE ASSURANCE BUSINESS

      The net assets attributable to stockholders from the life assurance business are analysed as follows:

	2003	2002

	(in € millions)
Long term assurance business
Net tangible assets of life companies including surplus	268	220
Value of life assurance business in force	494	443

	762	663

Increase in net tangible assets of life companies including surplus	48	49
Increase in value of life assurance business in force	51	75

Profit after tax	99	124

      The net assets above of €762m is before the payment of a dividend of €13m to the Governor and Company of the Bank of Ireland and other capital movements of €1m.

      The life assurance assets attributable to policyholders consist of:

	2003	2002

	(in € millions)
Property	373	381
Fixed interest securities	1,426	1,598
Other securities	3,071	3,325
Bank balances and cash	430	275
Income receivable	46	57
Other assets	36	30
Other liabilities	(40)	(11)

	5,342	5,655

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

24  LIFE ASSURANCE BUSINESS  (continued)

Value of in-force business

      The principal assumptions used in the calculation of shareholders’ value of in-force business are:

	2003	2002

Risk adjusted discount rate (net of tax)	10%	11%
Investment returns on unit linked assets	6.5%	6.5%
— Equities and property	7.5%	7.5%
— Government fixed interest	4.5%	4.5%
Shareholder taxation	12.5%	12.5%

Mortality Rates	Based on actual experience
Lapse Rates	Based on actual experience on each block of business.
Asset Values	The value of unit-linked assets used to project future management charges is based on actual market values. Assets supporting the solvency margin are not discounted.

Achieved Profits:

      The profit, derived using the Achieved Profit method, is analysed into five categories:

•	A contribution from new business, comprising the additional value added after providing for the return equal to the risk adjusted discount rate on capital employed in writing the new business;

•	A contribution from in-force business at the beginning of the year, comprising interest at the risk adjusted discount rate on the value of in-force business together with the effect of any deviations in experience compared with the assumptions (excluding any investment variance) and the effect of any changes in operating assumptions;

•	Investment earnings on the net assets attributable to shareholders;

•	Investment variance, which represents the difference between the actual and expected return on unit-linked assets and the impact this has on management charges in the current and future years. In 2002 this variance also includes the effect of the cessation of smoothing of the investment return.

•	Changes in economic assumptions expected to be non-recurring.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

24  LIFE ASSURANCE BUSINESS  (continued)

Premium Income Analysis

      The table below sets out the levels of gross premiums and new business written for 2003 and 2002.

	Individual
			Group
	Life	Pensions	Contracts	Total

	(in € millions)
Gross premiums written — 2003
Recurring premiums	426	262	26	714
Single premiums	307	211	42	560

Total gross premiums written	733	473	68	1,274

Gross premiums written — 2002
Recurring premiums	308	197	11	516
Single premiums	404	198	23	625

Total gross premiums written	712	395	34	1,141

Gross new business premiums written — 2003
Recurring premiums	119	99	0	218
Single premiums	307	211	42	560

Total gross new business written	426	310	42	778

Gross new business premiums written — 2002
Recurring premiums	148	77	2	227
Single premiums	404	198	23	625

Total gross new business written	552	275	25	852

25  DEPOSITS BY BANKS

	Year ended
	March 31,

	2003	2002

	(in € millions)
Deposits by Banks	12,617	12,583
of which:
Domestic	11,609	10,900
Foreign	1,008	1,683

	12,617	12,583

Repayable on demand	3,908	3,476
Other deposits by remaining maturity
— 3 months or less	7,289	6,542
— 1 year or less but over 3 months	1,082	2,514
— 5 years or less but over 1 year	318	32
— over 5 years	20	19

	12,617	12,583

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

26  CUSTOMER ACCOUNTS

	Year ended
	March 31,

	2003	2002

	(in € millions)
Current accounts	9,646	8,924
Demand deposits	20,072	22,854
Term deposits and other products	18,331	18,638
Other short-term borrowings	447	695

	48,496	51,111

of which:
Non interest bearing current accounts Domestic	6,445	6,115
Foreign	770	769

	7,215	6,884

Interest bearing current accounts and short term borrowings
Domestic	21,212	20,094
Foreign	20,069	24,133

	41,281	44,227

Repayable on demand	29,496	31,767
Other deposits with agreed maturity dates or periods of notice, by remaining maturity
— 3 months or less	12,443	12,477
— 1 year or less but over 3 months	2,223	3,331
— 5 years or less but over 1 year	3,668	2,549
— over 5 years	666	987

	48,496	51,111

27  DEBT SECURITIES IN ISSUE

	Year ended
	March 31,

	2003	2002

	(in € millions)
Bonds and medium term notes by remaining maturity
— 3 months or less	520	23
— 1 year or less but over 3 months	618	227
— 5 years or less but over 1 year	3,215	2,889
Other debt securities in issue by remaining maturity
— 3 months or less	4,179	2,227
— 1 year or less but over 3 months	1,120	997
— 5 years or less but over 1 year	—	11

	9,652	6,374

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

28  OTHER LIABILITIES

	Year ended
	March 31,

	2003	2002

	(in € millions)
Current taxation	126	151
Notes in circulation	683	785
Foreign exchange and interest rate contracts	2,016	720
Sundry creditors	1,340	1,017
Other	1,050	744
Dividends	238	216

	5,453	3,633

      The Bank is authorised to issue bank notes in Northern Ireland under the Bankers (Ireland) Act 1845 and the Bankers (Northern Ireland) Act, 1928 as amended by Section 11 of Bankers (NI) Act 1928.

29  DEFERRED TAXATION

	Year ended
	March 31,

	2003	2002

	(in € millions)
Taxation treatment of capital allowances:
— finance leases	104	125
— equipment used by group	8	11
Other short term timing differences	(58)	(47)

	54	89

At April 1	89	72
Exchange adjustments	2	—
Charge for year	(11)	14
Disposals	(27)	—
Other movements	1	3

At 31 March	54	89

      No provision is made for tax on capital gains which might arise on the disposal of properties at their balance sheet amounts, this is due to the expectation that the disposal of land and buildings will not give rise to a tax liability based on current valuations and indexed costs.

      During the year the Group disposed of a number of properties on which no tax has been provided as roll over relief is expected to be available. A claim for roll over relief will be based on the reinvestment of the proceeds on disposal. A capital gains tax liability of €6m approximately would crystallise if there were no further reinvestment of the proceeds of these disposals. This year the Finance Act has provided for the abolition of roll over relief for disposals after December 4, 2002, however relief was retained in respect of gains previously rolled over into assets disposed of on or after that date provided the proceeds on the current disposals are reinvested into further qualifying assets. In view of the fact that it is considered unlikely that there will not be a continuous programme of reinvestment in replacement assets no provision is made in the accounts in respect of a tax liability for roll over relief claimed to date.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

30  OTHER PROVISIONS FOR LIABILITIES AND CHARGES

		Group
	Pensions	Transformation
	obligations	Programme	Other	Total

	(in € millions)
At April 1, 2002	93	34	32	159
Exchange adjustments	(2)	(1)	(3)	(6)
Provisions made	52	—	61	113
Provisions utilised	(13)	(22)	(37)	(72)
Provisions released	—	—	(5)	(5)

At March 31, 2003	130	11	48	189

31  SUBORDINATED LIABILITIES

	Year ended
	March 31,

	2003	2002

	(in € millions)
Undated Loan Capital
Bank of Ireland
US$150m Undated Floating Rate Primary Capital Notes	136	170
Bank of Ireland UK Holdings plc
€600m 7.40% Guaranteed Step-up Callable Perpetual Preferred Securities	595	593
Stg£350m 6.25% Guaranteed Callable Perpetual Preferred Securities	502	—
Bristol & West
Stg£75m 13 3/8% Perpetual Subordinated Bonds	180	202

	1,413	965

Dated Loan Capital
Bank of Ireland
Stg£100m 9.75% Subordinated Bonds 2005	145	163
US$175m Subordinated Floating Rate Notes 2007	—	201
Stg£200m Subordinated Floating Rate Notes 2009	290	326
€750m 6.45% Subordinated Bonds 2010	747	747
Bristol & West
Stg£75m 10 3/4% Subordinated Bonds 2018	108	122

	1,290	1,559

	2,703	2,524

Repayable
in 1 year or less	—	—
Between 2 and not more than 5 years	145	163
5 years or more	1,145	1,396

	1,290	1,559

      The US$150m Undated Floating Rate Primary Capital Notes which were issued at par on December 5, 1985 are subordinated in right of payment to the claims of depositors and other creditors of the Bank.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

31  SUBORDINATED LIABILITIES  (continued)

      On March 7, 2001 Bank of Ireland UK Holdings plc (the Issuer) issued €600m 7.4% Guaranteed Step-up Callable Perpetual Preferred Securities (the Preferred Securities) which have the benefit of a subordinated guarantee by the Bank. The Preferred Securities are perpetual securities and have no maturity date. However, they are redeemable in whole or in part at the option of the Issuer subject to the prior consent of the Central Bank of Ireland and of the Bank, at their principal amount together with any outstanding payments on March 7, 2011 or any coupon payment date thereafter. The Preferred Securities bear interest at a rate of 7.40% per annum to March 7, 2011 and thereafter at a rate of three month EURIBOR plus 3.26% per annum, reset quarterly.

      The rights and claims of the holder of the Preferred Securities are subordinated to the claims of the senior creditors of the Issuer or of the Bank (as the case may be) in that no payment in respect of the Preferred Securities or the guarantee in respect of them shall be due and payable except to the extent that the Issuer or the Bank (as applicable) is solvent and could make such payment and still be solvent immediately thereafter. Upon any winding up of the Issuer or the Bank, the holders of the Preferred Securities will rank pari passu with the holders of the most senior class or classes of preference shares or stock (if any) of the issuer or of the Bank then in issue and in priority to all other shareholders of the Issuer and of the Bank.

      On March 17, 2003 Bank of Ireland UK Holdings plc (the Issuer) issued Stg£350m 6.25% Guaranteed Callable Perpetual Preferred Securities (the Preferred Securities) which have the benefit of a subordinated guarantee by the Bank.

      The Preferred Securities are perpetual securities and have no maturity date. However they are redeemable in whole but not in part at the option of the Issuer subject to the prior consent of the Central Bank of Ireland and of the Bank, at their principal amount together with any outstanding payments on March 7, 2023 or any coupon date thereafter.

      The Preferred Securities bear interest at a rate of 6.25% per annum to March 7, 2023 and thereafter at a rate of 6 month London Inter-Bank Offered Rate (LIBOR) plus 1.70 per cent per annum, reset semi annually.

      The rights and claims of the holders of the preferred securities are subordinated to the claims of the senior creditors of the Issuer or the Bank (as the case may be) in that no payment in respect of the preferred securities or the guarantee shall be due and payable except to the extent that the Issuer or the Bank (as applicable) is solvent and could make such payment and still be solvent immediately thereafter.

      Upon winding up of the Issuer or the Bank (in respect of claims under the guarantee), the holder of the Preferred Securities will rank pari passu with holders of the most senior class or classes of preference shares or stock or other Preferred Securities (if any) of the Issuer or the Bank then in issue and in priority to all other shareholders of the Issuer and the Bank.

      The Bristol & West 13 3/8% Perpetual Subordinated Bonds have a nominal value of Stg£75 million and were revalued as part of the fair value adjustments on acquisition.

      The Bank issued Stg£100 million 9.75 per cent Subordinated Bonds due 2005 on March 21, 1995.

      The Bank set up a Stg£500 million Euro Note Programme (“the Programme”) in July 1995 and issued Stg£200 million Subordinated Floating Rate Notes due 2009 on February 11, 1997. The Programme was increased to Stg£1 billion in July 1997 and the Bank issued US$175 million Subordinated Floating Rate Notes due 2007 on September 4, 1997. These notes were redeemed on September 9, 2002. On November 9, 1999 the Programme was redenominated from sterling to euro and increased to €4 billion. On February 10, 2000 the Bank issued €600 million 6.45 per cent Subordinated Bonds due 2010.

      On January 22, 2001 the Bank issued an additional €150 million 6.45 per cent subordinated bonds due 2010 which are fungible and form a single series with the €600 million issued in February 2000. The Bonds and Notes

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

31  SUBORDINATED LIABILITIES  (continued)

constitute unsecured obligations of the Bank subordinated in right of payments to the claims of depositors and other unsubordinated creditors of the Bank and rank pari passu without any preference among themselves. In April 2001 the programme was increased from €4 billion to €8 billion. In February 2003, the Programme was again increased from €8 billion to €10 billion.

      Interest rates on the floating rate and fixed rate subordinated liabilities (accommodated through swaps) are determined by reference to LIBOR.

      The subordinated liabilities in Bristol & West are redeemable in whole, at the option of Bristol & West plc, in the event of certain tax changes affecting the treatment of payments of interest on capital securities in the United Kingdom, and provided prior relevant supervisory consent has been obtained and adequate notice has been given, at their principal amount plus accrued interest to the date of redemption.

32  MINORITY INTEREST — NON EQUITY

	Year ended
	March 31,

	2003	2002

	(in € millions)
Bristol & West
Stg£50.4m 8 1/8% Non-Cumulative Preference Shares of Stg£1each	73	82

      These Preference Shares which are non redeemable, non equity shares rank equally amongst themselves as regards participation in profits and in priority to the ordinary shares of Bristol & West plc.

      Holders of the Preference Shares are entitled to receive, in priority to the holders of any other class of shares in Bristol & West plc, a non-cumulative preference dividend at a fixed rate per annum payable in equal half yearly instalments in arrears on May 15 and November 15 each year. Bank of Ireland Group holds 35.8% of these shares.

      The preference dividend on the Preference Shares will only be payable to the extent that payment can be made out of profits available for distribution as at each dividend payment date in accordance with the provisions of the UK Companies Acts.

33  CAPITAL STOCK

	Year ended
	March 31,

	2003	2002

	(in € millions)
Authorised
1,500m units of €0.64 of Ordinary Stock	960	960
8m units of Non-Cumulative Preference Stock of US$25 each	184	229
100m units of Non-Cumulative Preference Stock of Stg£1 each	145	163
100m units of Non-Cumulative Preference Stock of €1.27 each	127	127

	1,416	1,479

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

33  CAPITAL STOCK  (continued)

	Year ended
	March 31,

	2003	2002

	(in € millions)
Allotted and fully paid
Equity
996.2m units of €0.64 of Ordinary Stock	637	645
53.9m units of €0.64 of Treasury Stock	35	27
Non equity
1.9m units of Non-Cumulative Preference Stock of Stg£1 each	3	3
3.0m units of Non-Cumulative Preference Stock of €1.27 each	4	4

	679	679

      The weighted average Ordinary Stock in issue at March 31, 2003, used in the earnings per unit of Ordinary Stock calculation, excludes the Treasury Stock which does not represent Ordinary Stock in issue, (See Note 12). The Treasury stock does not rank for dividend and 53,944,863 units of Treasury stock remained as at March 31, 2003.

Movements in issued Ordinary Stock

At April 1, 2002	1,007,557,674
Stock options schemes	1,889,242
Sharesave scheme	55,630
Long Term Performance Stock Plan	113,135
Buyback	(13,445,055)

At March 31, 2003	996,170,626

      During the year the total Ordinary Stock in issue decreased from 1,007,557,674 units of nominal value of €0.64 each to 996,170,626 units of nominal value of €0.64 each as a result of:

      1,889,242 units of Ordinary Stock were issued to option holders on the exercise of their options under the terms of the Senior Executive Stock Option Scheme at prices ranging between €0.982 and €8.933, by the re-issue of units of Treasury Stock.

      55,630 units of Ordinary Stock were issued to Sharesave option holders on the exercise of their options under the terms of the SAYE Scheme at a price of €5.40, by the re-issue of units of Treasury Stock.

      113,135 units of Ordinary Stock were issued to option holders on the vesting of their options under the terms of the Long Term Performance Stock Plan (“LTPSP’) at a price of €8.725 per unit, by the re-issue of units of Treasury Stock.

      13,445,055 units of Ordinary Stock were bought back at a weighted average price of €9.89 during February and March 2003.

      All units of Ordinary Stock in issue carry the same voting rights.

Preference Stock

      The Preference Stock is non-redeemable. The holders of Preference Stock are entitled to receive a non-cumulative preferential dividend, which in the case of the Sterling Preference Stock will be payable in Sterling, in

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

33  CAPITAL STOCK  (continued)

a gross amount of Stg£1.2625 per unit and in the case of euro Preference Stock will be payable in euro in a gross amount of €1.523686 per unit per annum, in equal semi-annual instalments, in arrears, on February 20, and August 20, in each year.

      On a winding up of, or other return of capital by the Bank (other than on a redemption), the holders of Preference Stock will be entitled to receive an amount equal to the amount paid up on each unit of the Preference Stock held (including the premium) out of the surplus assets available for distribution to the holders of Ordinary Stock.

      The Preference Stockholders are not entitled to vote at any General Court except in certain exceptional circumstances when a restricted vote may apply.

      The Bank has an obligation to increase the cash dividend payable on each unit of Preference Stock so that the sum of the cash dividend paid or payable together with the associated dividend tax credit shall equal the appropriate gross amounts.

      As at March 31, 2003 1,876,090 units of Sterling Preference Stock and 3,026,598 units of euro Preference Stock were in issue.

Use of Ordinary Stock in employee stock schemes

(a)  Employee Stock Issue Scheme

      At the 1997 Annual General Court the stockholders approved the establishment of a new Employee Stock Issue Scheme to replace the scheme originally approved by the stockholders in 1984. Under this scheme, which has an Irish and a UK version in order to conform with the relevant revenue legislation in both jurisdictions, all employees of the Bank and certain subsidiaries are eligible to participate, provided they had an existing contract of employment with a participating company on the last day of the Group’s financial year and their employment contract existed for a period of at least 12 months as at that date and is still in existence on the date on which a stock issue announcement is made. Each year the Court of Directors may set aside an element of Group profit before taxation for allocation to the trustees of the scheme to enable them to acquire units of Ordinary Stock on behalf of the scheme participants. The amount set aside is related to overall Group performance assessed both in terms of real growth in earnings per share (“EPS”) and how that real growth in EPS compares with that experienced by a peer group of Irish and UK financial institutions. In addition, as is permitted by Irish taxation rules, Irish participants may, subject to certain constraints, forego up to an equivalent amount of their salary towards the acquisition by the trustees on their behalf of up to an amount equal to their free scheme stock. The maximum distribution under the schemes is 4% of a participant’s salary. To-date, annual distributions under the schemes have ranged between nil and 3.5% of each participant’s salary.

(b) Sharesave Scheme (“SAYE Scheme”)

      At the 1999 Annual General Court the stockholders approved the establishment of a SAYE Scheme. Under this scheme, which has an Irish and UK version in order to conform with the relevant revenue legislation in both jurisdictions, all employees of the Bank and of certain subsidiaries are eligible to participate provided they are employed by the Bank on the day that the invitation to participate issues and on the day that the grant of options is made. This scheme was launched in February 2000 and options to purchase units of Ordinary Stock were granted to participating employees at an option price of €5.40, which represented a 20% discount to the then market price. As at May 1, 2003 there are outstanding options under the scheme over 12,410,524 units of Ordinary Stock (1.25% of the issued ordinary capital). These options are ordinarily exercisable, provided the participant’s savings contracts are complete, between May 2003 and May 2007.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

33  CAPITAL STOCK  (continued)

(c)  Stock Option Scheme

      Options to subscribe for units of Ordinary Stock are granted under the terms of the Stock Option Scheme. The original scheme was approved by the stockholders at the Annual General Court in July 1986 and its successor scheme, “Bank of Ireland Group Stock Option Scheme — 1996”, was approved by the stockholders at the Annual General Court held in July 1996. Key executives may participate in the current scheme at the discretion of the Remuneration Committee. The total value of options granted may not exceed four times an executive’s remuneration. The subscription price per unit of stock shall not be less than the market value of the stock at the date of grant. The exercise of options granted since 1996 are conditional upon EPS achieving a cumulative growth of at least 2% per annum compound above the increase in the Consumer Price Index over either the three year period, or if not achieved, the six year period, commencing with the period in which the options are granted. The performance conditions for options granted in 1996 up to and including 2001 have been satisfied. Options may not be transferred or assigned and may be exercised only between the third and tenth anniversaries of their grant. During the year 45,000 options lapsed. The market price of the Bank’s Ordinary Stock at March 31, 2003 was €9.71 (2002: €12.41) and the range during the year to March 31, 2003 was €8.70 to €14.05. Outstanding options under the Stock Option Scheme are exercisable at prices ranging between €1.436 to €12.50 between now and December 2012. At March 31, 2003, options were outstanding in respect of 5,744,500 units, 0.58% of the stock in issue (2002: 6,645,742 units).

(d) Long Term Performance Stock Plan

      This plan, approved by the stockholders in 1999 links the number of units of stock receivable by participants, to the Group’s Total Shareholder Return (“TSR”). TSR represents stock price growth plus dividends.

      Each year selected key senior executives participating in the plan receive a conditional award of a number of units of Ordinary Stock. (The maximum value of these units may not exceed 40% of the executive’s salary at the time of the award).

      The proportion of these units which actually vest in the executive on the 3rd anniversary of the date of the original award is based on the Group’s TSR relative to other companies as follows:

•	Before any proportion of a conditional award may vest, the cumulative growth in the Group’s EPS must exceed the annual CPI plus 5%, compounded over the three years from the date of the award.

•	Provided this condition has been satisfied, the proportion of the award which vests after 3 years is based on the Group’s TSR relative to other companies both in a peer group of Irish and UK financial institutions and in relation to the FTSE-100 companies as follows:

LEVEL OF VESTING AS A % OF AWARD

	%	TSR ranking	%	Total
TSR ranking relative to peer group	Vesting	relative to FTSE 100	Vesting	%

1st or 2nd	50%	Top decile	50%	100%

3rd or 4th	40%	Top quartile	40%	80%

5th (Median)	25%	Median to top quartile	25%	50%

Below median	Nil	Below median	Nil	Nil

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

33  CAPITAL STOCK  (continued)

(d) Long Term Performance Stock Plan (continued)

•	Additionally 80% of stock which vests in an executive must be held for a further two years following which, provided the executive is still employed by the Group, he or she will be awarded additional units of stock not exceeding 20% of the units which had vested and were held. If the original units which vested continue to be held for a further 5 years (i.e. 10 years from the date of the original conditional award) and the executive remains in the employment of the Group, he will be awarded a further 30% of the units which originally vested and were held.

      As at March 31, 2003 conditional awards totalling 779,766 units of stock were outstanding to the current participants of this plan.

(e)  Limitations on Employee Stock Issue and Stock Option Schemes

      All of the above stock issue and stock option schemes are subject to a range of flow rate controls approved by the stockholders and which conform to current institutional investor guidelines.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

34  RESERVES

	At March 31,

	2003	2002

	(in € millions)
Stock premium account
Opening balance	773	726
Premium on issue of capital stock	5	7
Premium on stock alternative scheme issue	—	39
Exchange adjustments	(8)	1

Closing balance	770	773

Capital reserve
Opening balance	397	311
Exchange adjustments	(5)	—
Transfer from revenue reserves	44	73
Transfer to revenue reserve	—	(1)
Capital Redemption Reserve Fund(1)	—	14

Closing balance	436	397

Profit and loss account
Opening balance	2,143	1,850
Profit retained	411	489
Exchange adjustments	(328)	21
Ordinary stock buyback	(124)	—
Goodwill written back on disposal of subsidiary	5	—
Transfer to capital redemption reserve fund	—	(14)
Preference Stock buyback	—	(247)
Transfer from revaluation reserve	22	45
Tax effect of disposal of revalued property	—	(2)
Transfer from capital reserve	—	1

Closing balance	2,129	2,143

Revaluation reserve
Opening balance	208	252
Exchange adjustments	(5)	1
Transfer to revenue reserves on sale of property	(22)	(45)

Closing balance	181	208

(1)	As the Preference Stock which was purchased was cancelled, an amount equal to the nominal value of the units purchased was transferred to a capital redemption reserve fund.

35  PENSION COSTS

      The Group operates a number of defined benefit pension schemes in Ireland and overseas. The schemes are funded and the assets of the schemes are held in separate trustee administered funds.

      The Group has continued to account for pensions in accordance with SSAP 24 and the disclosures given in (a) are those required by this standard. Accounting for pensions under FRS 17 will not be mandatory for the Group until year ended March 31, 2006 and prior to this, phased transitional disclosures are required by this standard and these additional disclosures are set out in (b).

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

35  PENSION COSTS  (continued)

(a)  SSAP 24 Pension disclosures

      An independent actuarial valuation of the Bank of Ireland Staff Pensions Fund (the main scheme) was carried out by Watson Wyatt, consulting actuaries as at March 31, 2001 using the projected unit credit method of funding. The principal assumption in the review was that the annual rate of return on investments would be 4.0 per cent higher than the annual rate of increase in pensionable remuneration and pensions in course of payment.

      The market value of the assets of the main scheme at March 31, 2001 was €2,762.6 million and the actuarial value of the net assets, after allowing for expected future increases in earnings and pensions, represented 119 % of the benefits that had accrued to members. The surplus is being utilised by charging to the surplus the cost of pension augmentations and by the Bank ceasing its contributions to the scheme until at least the next actuarial valuation, which will be carried out as at March 31, 2004. The accounting treatment that has been adopted in accordance with SSAP 24 is as follows:-

•	the actuarial surplus is being spread over the average remaining service lives of current employees;

•	a provision of €105 million (2002: €73 million) in regard to the main scheme is included in the accounts being the excess of the accumulated pension charge over the amount funded;

•	the amortisation of the surplus gives rise to a net cost of €32 million in relation to the main scheme, compared to a net cost of €19 million in 2002.

      The total pension charge for the Group in respect of the year ended March 31, 2003 was €57 million (2002: €39 million).

      Watson Wyatt have made an interim valuation of the Bank of Ireland Staff Pensions Fund as at March 31, 2003. The actuary considers that the assumptions used for the formal valuation at 31 March 2001 continue to be appropriate. The interim valuation discloses that the actuarial value of the net assets after allowing for expected future increases in earnings and pensions represented 105% of the benefits that have accrued to members. The actuary has recommended that the existing funding programme be maintained until the results of the next formal valuation of the Fund, which will be made as at March 31, 2004, are available.

(b) FRS 17 Pension disclosures

      The additional disclosures required by FRS 17 in relation to the defined benefit plans in the Group are set out below.

	2003	2002
Major assumptions	Weighted average	Weighted average

	%	%
Rate of general increase in salaries	3.29	3.26
Rate of increase in pensions in payment	2.91	2.91
Rate of increase to deferred pensions	2.50	2.50
Discount rate for scheme liabilities	5.50	6.00
Inflation rate	2.50	2.50

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

35  PENSION COSTS  (continued)

(b) FRS 17 Pension disclosures (continued)

      The expected long term rates of return and market value of the assets of the material defined benefit plans at March 31, 2003 and March 31, 2002 were as follows:-

	March 31, 2003		March 31, 2002

	Market	Expected long term	Market	Expected long term
	value	rate of return	value	rate of return

	(in € millions)		(in € millions)
Equities	1,734	9.0%	2,484	7.5%
Bonds	464	4.2%	579	5.5%
Property	337	8.0%	329	6.5%
Other	73	4.0%	89	4.5%

Total market value of schemes’ assets	2,608		3,481

Present value of schemes’ liabilities	3,407		2,908

	€m	€m

Aggregate deficit in schemes	(800)	(30)
Aggregate surplus in schemes	1	603

Overall (deficit)/surplus in schemes	(799)	573
Related deferred tax asset/(liability)	118	(67)

Net pension (liability)/asset	(681)	506

      If the above amounts had been recognised in the accounts, the net assets and profit and loss account reserves, would be as follows:-

	March 31,	March 31,
	2003	2002

	(in € millions)
Net assets of the Group excluding pension asset	4,195	4,200
Pension provision (net of deferred tax)	110	79

	4,305	4,279
Net pension (liability)/asset	(681)	506

Net assets of the Group including pension (liability)/asset	3,624	4,785

Profit and loss account reserve excluding pension asset	2,235	2,213
Pension provision (net of deferred tax)	110	79

	2,345	2,292
Pension reserve	(681)	506

Profit and loss account reserve including pension asset	1,664	2,798

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

35  PENSION COSTS  (continued)

(b) FRS 17 Pension disclosures (continued)

      The following table sets out the components of the defined benefit cost.

March 31,
2003

(in € millions)
Other finance income
Expected return on pension scheme assets	239
Interest on pension scheme liabilities	(170)

Net return	69
Included within administrative expenses
Current service cost	(95)
Past service cost	(1)

(96)

Cost of providing defined retirement benefits	(27)

March 31,
2003

(in € millions)
Analysis of the amount recognised in Statement of Total Recognised Gains and Losses (STRGL)
(Loss) on assets	(989)
Experience (loss) on liabilities	(24)
(Loss) on change of assumptions (financial and demographic)	(357)
Currency gain	8

Total (loss) recognised in STRGL before adjustment for tax	(1,362)

March 31,
2003

(in € millions)
Movement in surplus (deficit) during the year
Surplus in scheme at beginning of period	573
Contributions paid	21
Current service cost	(95)
Past service cost	(1)
Acquisitions (loss)	(4)
Other finance income	69
Actuarial (loss)	(1,370)
Currency gain	8

(Deficit) in the scheme at end of period	(799)
Related deferred tax asset	118

(681)

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

35  PENSION COSTS  (continued)

(b) FRS 17 Pension disclosures (continued)

	(in € millions)

History of experience gains and losses for the year to March 31, 2003
(Loss) on scheme assets:
Amount	(989)
Percentage of scheme assets	(37.9%	)
Experience (loss) on scheme liabilities:
Amount	(24)
Percentage of scheme liabilities	(0.7%	)
Total actuarial (loss) recognised in STRGL:
Amount	(1,362)
Percentage of scheme liabilities at end of period	(40.0%	)

36  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

      The Group is party to various types of financial instruments in the normal course of business to generate incremental income, to meet the financing need of its customers and to reduce its own exposure to fluctuations in interest and exchange rates. These financial instruments involve to varying degrees, exposure to loss in the event of a default by a counterparty (“credit risk”) and exposure to future changes in interest and exchange rates (“market risk”).

      Details of the objectives, policies and strategies arising from the Group’s use of financial instruments, including derivative financial instruments and market risk exposures presented in Item 11 — “Market Risk” on pages 83 to 92 (up to and including the paragraphs on operational risk), excluding the following sections entitled Country/Bank Limits, Review, Provisions and allowances for loan losses on pages 88 and 89.

      In respect of interest rate and exchange rate contracts, underlying principal amounts are used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller. Replacement cost provides a better indication of the credit risk exposures facing a bank. Replacement cost is the gross cost of replacing all contracts that have a positive fair value, without giving effect to offsetting positions with the same counterparty.

      The underlying principal amounts and replacement cost, by residual maturity of the Group’s over-the-counter and other non-exchange traded derivatives are presented in the table below. This table does not include exchange traded contracts which are included in the following Trading Instruments table and Non Trading Derivatives table.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

36  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS  (continued)

	March 31, 2003

	Within	One to	Over	March 31, 2002
	one	five	five
	Year	years	years	Total	Total

	(in € millions)
Underlying Principal Amount:
Exchange Rate Contracts	11,215	1,218	233	12,666	11,428
Interest Rate Contracts	47,923	26,072	12,331	86,326	64,858
Equity Contracts	427	1,975	690	3,092	2,859
Replacement Cost
Exchange Rate Contracts	421	50	18	489	533
Interest Rate Contracts	192	474	456	1,122	598
Equity Contracts	5	10	20	35	58

      The replacement cost of the Group’s over the counter and other non-exchange traded derivatives analysed into financial and non-financial counterparties for exchange rate contracts, interest rate contracts and equity contracts were as follows:

	March 31, 2003
				March 31,
		Non-		2002
	Financial	Financial	Total	Total

	(in € millions)
Exchange Rate Contracts	448	41	489	533
Interest Rate Contracts	1,055	67	1,122	598
Equity Contracts	35	—	35	58

	1,538	108	1,646	1,189

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

36  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS  (continued)

Trading Instruments

      Bank of Ireland Group maintains trading positions in a variety of financial instruments including derivatives. Most of these positions are a result of activity generated by corporate customers while others represent trading decisions of the Group’s derivative and foreign exchange traders with a view to generating incremental income. The following table represents the underlying principal amounts, fair values and average fair values by class of derivative trading instrument for the Group at March 31, 2003 and 2002:

	2003

	Underlying		Average
	Principal	Fair	Fair
	Amount(1)	Value	Value

	(in € millions)
Interest rate contracts:
Interest rate swaps	62,691
in a favourable position		1,018	775
in an unfavourable position		(907)	(666)
Interest rate caps, floors & options held	8,903
in a favourable position		2	3
in an unfavourable position		—	—
Interest rate caps, floors & options written	8,733
in a favourable position		—	—
in an unfavourable position		(5)	(3)
Forward rate agreements	4,362
in a favourable position		4	2
in an unfavourable position		(4)	(2)
Financial futures	661
in a favourable position		—	—
in an unfavourable position		—	—

	85,350	108

Foreign exchange contracts:
Forward foreign exchange	8,101
in a favourable position		115	83
in an unfavourable position		(143)	(136)
Currency Swaps	106
in a favourable position		4	1
in an unfavourable position		(6)	(2)

	8,207	(30)

	93,557

(1)	The underlying principal amount represents the notional amount upon which the instruments are based and does not generally represent the amounts exchanged by the parties to the instruments.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

36  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS  (continued)

	2002

	Underlying		Average
	Principal	Fair	Fair
	Amount(1)	Value	Value

	(in € millions)
Interest rate contracts:
Interest rate swaps	47,002
in a favourable position		447	488
in an unfavourable position		(368)	(399)
Interest rate caps, floors & options held	4,305
in a favourable position		3	8
in an unfavourable position		—	—
Interest rate caps, floors & options written	3,514
in a favourable position		—	—
in an unfavourable position		(2)	(2)
Forward rate agreements	1,438
in a favourable position		1	1
in an unfavourable position		(1)	(1)
Financial futures	1,161
in a favourable position		—	—
in an unfavourable position		—	—

	57,420	80

Foreign exchange contracts:
Forward foreign exchange	6,163
in a favourable position		41	50
in an unfavourable position		(49)	(73)

	6,163	(8)

	63,583

(1)	The underlying principal amount represents the notional amount upon which the instruments are based and does not generally represent the amounts exchanged by the parties to the instruments.

	2003	2002	2001

		(restated)	(restated)

	(in € millions)
Dealing profits
Securities and interest rate contracts	48	45	52
Foreign exchange contracts	34	24	37
Equity contracts	3	12	2

Total	85	81	91

      Dealing profits include the interest and funding costs and the profits and losses arising on the purchase, and sale or revaluation of trading instruments.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

36  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS  (continued)

Non Trading Derivatives

      The Group has significant business activities in a range of currencies.

      The operations of the Group are exposed to risk of interest rate fluctuations to the extent that assets and liabilities mature or reprice at different times or in differing amounts. Derivatives allow the Group to modify the repricing or maturity characteristics of assets and liabilities in a cost efficient manner. This flexibility helps the Group to achieve liquidity and risk management objectives.

      Derivatives fluctuate in value as interest or exchange rates rise or fall just as on-balance sheet assets and liabilities fluctuate in value. If the derivatives are purchased or sold as hedges of balance sheet items, the appreciation or depreciation of the derivatives, as interest or exchange rates change, will generally be offset by the unrealised appreciation or depreciation of the hedged items.

      To achieve its risk management objectives, the Group uses a combination of derivative financial instruments, particularly interest rate and currency swaps, futures and options, as well as other contracts.

      The following tables represent the underlying principal amounts, average maturities and fair values by class of instrument utilised for non trading activities for the Group at March 31, 2003 and 2002.

	31 March 2003

			Weighted
	Underlying	Weighted	Average	Weighted
	Principal	Average	Receive	Average	Fair
	Amount	Maturity	Rate	Pay Rate	Value

	€m	in Years	%	%	€m
Interest rate contracts:
Interest Rate Swaps
— receive fixed
1 year or less	9,804	0.21	3.23	3.19	49
1-5 years	2,169	3.69	0.98	3.29	20
5-10 years	556	5.66	0.91	2.26	7
Over 10 years	174	19.0	5.26	—	(2)
Interest Rate Swaps
— pay fixed
1 year or less	1,849	0.37	2.58	2.81	(6)
1-5 years	846	3.28	2.67	6.61	(102)
5-10 years	550	7.57	2.54	5.55	(62)
Over 10 years	750	15.72	2.58	5.66	(92)
Interest Rate Swaps
— pay and receive floating
1 year or less	102	0.30	2.68	2.64	(1)
1-5 years	296	2.61	2.90	2.61	8
5-10 years	178	6.96	3.19	3.39	4
Over 10 years	374	27.46	3.79	2.84	3
Forward Rate Agreements
1 year or less	20	0.47	—	2.26	—
Interest Rate Caps
1 year or less	29	0.87	5.40	—	—
1-5 years	153	3.04	6.09	—	—

	17,850				(174)

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

36  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS  (continued)

	31 March 2003

	Underlying	Weighted
	Principal	Average	Fair
	Amount	Maturity	Value

	€m	in Years	€m
Exchange rate contracts:
Forward Foreign Exchange
1 year or less	1,702	0.16	55
1-5 years	54	1.63	2
Currency Swaps
1 year or less	1,313	0.41	(36)
1-5 years	1,023	2.62	(23)
5-10 years	181	5.70	5
Over 10 years	52	11.0	4
Currency Options
1 year or less	134	0.07	1

	4,459		8

Equity and commodity contracts:
Equity Index Linked Contracts held
1 year or less	427	0.48	(8)
1-5 years	1,975	3.48	(193)
5-10 years	690	5.81	(43)

	3,092		(244)

	25,401		(410)

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

36  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS  (continued)

	March 31, 2002

			Weighted
	Underlying	Weighted	Average	Weighted
	Principal	Average	Receive	Average	Fair
	Amount	Maturity	Rate	Pay Rate	Value

	€m	in Years	%	%	€m
Interest Rate Contracts:
Interest Rate Swaps
— receive fixed
1 year or less	5,911	0.33	3.82	3.55	52
1-5 years	2,637	2.42	1.01	3.10	54
5-10 years	728	6.33	1.25	2.93	3
Interest Rate Swaps
— pay fixed
1 year or less	728	0.34	3.43	4.20	(7)
1-5 years	1,356	2.03	2.31	4.30	(115)
5-10 years	568	5.68	2.47	4.90	(32)
Over 10 years	754	15.44	3.33	5.60	(17)
Interest Rate Swaps
— pay and receive floating
1 year or less	50	0.67	3.11	3.22	—
1-5 years	261	2.88	3.29	3.07	7
5-10 years	189	6.61	3.94	3.89	4
Over 10 years	446	28.71	4.00	3.44	3
Forward Rate Agreements
1 year or less	8	0.99	—	5.28	—
Interest Rate Caps
1 year or less	33	0.33	7.29	1.12	—
1-5 years	172	4.00	6.09	0.0	—
Interest Rate Floors
1 year or less	20	0.54	1.22	4.22	—

	13,861				(48)

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

36  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS  (continued)

	March 31, 2002

	Underlying	Weighted
	Principal	Average	Fair
	Amount	Maturity	Value

	€m	in Years	€m
Exchange Rate Contracts:
Forward Foreign Exchange
1 year or less	1,558	0.17	281
1-5 years	155	1.70	—
Currency Swaps
1 year or less	286	0.50	8
1-5 years	2,887	1.90	62
5-10 years	257	6.29	14
Over 10 years	89	11.95	17
Currency Options
1 year or less	19	0.43	—

	5,251		382

Equity and Commodity Contracts:
Equity Index Linked Contracts held
1 year or less	518	0.42	61
1-5 years	1,777	3.03	(172)
5-10 years	564	5.48	(99)

	2,859		(210)

	21,971		124

      The carrying value of derivatives is included in the balance sheet under prepayments and accrued income or accruals and deferred income depending on whether the carrying value is an asset or a liability.

      Reconciliation of movements in notional amounts of interest rate, exchange rate and equity index linked instruments.

				Forward	Equity
	Interest		Currency	Foreign	Index
	Rate Swaps	FRA’s	Swaps	Exchange	Linked

	(in € millions)
At April 1, 2002	13,638	8	3,519	1,092	2,874
Exchange adjustments	(971)	(1)	(163)	95	(262)
Additions	37,934	2,509	1,921	9,254	959
Maturities/ amortisation’s	(32,786)	(2,516)	(2,668)	(8,054)	(464)
Cancellations	(158)	—	(39)	(1,369)	—

At March 31, 2003	17,657	—	2,570	1,018	3,107

      All figures are translated at the closing exchange rate.

Unrecognised gains and losses on derivative hedges

      Gains and losses on instruments used for hedging are recognised in line with the underlying items which are being hedged. As a result, any gains or losses on the hedging instrument arising from changes in the fair value are

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

36  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS  (continued)

not recognised in the profit and loss account immediately but are accounted for in the same manner as the hedged item. See also Note 1.9 stating the accounting policy on Derivatives for further details.

      The unrecognised net losses on instruments used for hedging as at 31 March 2003 were €242m (2002: losses €297m).

      The net losses expected to be recognised in 2003/2004 is €16m (2002/03: gain €45m) and thereafter the net losses expected to be recognised is €225m (2002/03: losses €342m).

      The net gains recognised in 2002/03 in respect of previous years were €45m (2001/02: gain €41m) and the net gains arising in 2002/03 which were not recognised in 2002/03 were €11m (2001/02 losses €281m).

Non Trading Derivative Deferred Balances

      The table below summarises the deferred gains and losses at 31 March 2003.

	Deferred		Total net
			deferred
	Gains	Losses	gains/(losses)

	€m	€m	€m
As at 1 April 2002	6.4	(3.7)	2.7
Gains and losses arising in previous years that were recognised in the year ended 31 March 2003	2.6	(1.8)	0.8

Gains and losses arising before 1 April 2002 that were not recognised in the year ended 31 March 2003	3.8	(1.9)	1.9
Gains and losses arising in the year ended 31 March 2003 that were not recognised in that year	0.3	(1.4)	(1.1)

As at 31 March 2003	4.1	(3.3)	0.8

Of which:
Gains and losses expected to be recognised in the year ended 31 March 2004	1.8	(0.6)	1.2

37  INTEREST RATE REPRICING GAP — NON TRADING BOOK

      The table below provides an indication of the repricing mismatch in the non Trading Books at March 31, 2003. For the major categories of assets and liabilities, this “gap” table shows the volumes maturing in selected maturity bands, taking account of any amortisation of principal. Items are allocated to time bands by reference to the earlier of the next interest rate repricing date and the maturity date.

      The tables show actual on-balance sheet volumes and net off-balance sheet amounts. In the case of undrawn fixed rate lending where the Group is effectively committed in price terms and there is a high degree of predictability in relation to the expected drawdown — notably in relation to the mortgage pipeline — the expected volumes have been included as off balance sheet items in the table. The 2002 maturity profile of the “net amounts due from/to Group units” has been reclassified in line with the current years classification.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

37  INTEREST RATE REPRICING GAP — NON TRADING BOOK  (continued)

Non Trading Interest Rate Repricing — Total

	March 31, 2003

		Over	Over	Over
		three months	six months	one year
	Not	but not	but not	but not		Non
	more than	more than	more than	more than	Over	interest
	three months	six months	one year	five years	five years	bearing	Total

	(in € millions)
Assets
Central Government bills and other eligible bills	175	—	—	—	—	—	175
Loans and advances to banks	6,300	859	62	—	—	104	7,325
Loans and advances to customers	37,967	2,203	2,708	11,157	2,793	186	57,014
Debt securities and equity shares	6,356	476	404	1,286	696	61	9,279
Other assets	908	—	—	—	—	3,343	4,251

Total assets	51,706	3,538	3,174	12,443	3,489	3,694	78,044

Liabilities
Deposits by banks	10,817	839	434	18	16	44	12,168
Customer accounts	34,802	1,491	1,213	2,917	456	7,606	48,485
Debt securities in issue	8,057	765	550	280	—	—	9,652
Other liabilities	355	34	3	56	111	2,778	3,337
Subordinated liabilities	1,318	—	—	—	1,385	—	2,703
Minority interests and shareholders’ funds	—	—	—	—	—	4,323	4,323

Total liabilities	55,349	3,129	2,200	3,271	1,968	14,751	80,668

Net amounts due from/ to Group units	4,932	(231)	(536)	(1,795)	179	(55)	2,494
Off balance sheet items	(1,055)	259	755	(3,192)	3,172	—	(61)

Interest rate repricing gap	234	437	1,193	4,185	4,872	(11,112)	(191)

Cumulative interest rate repricing gap	234	671	1,864	6,049	10,921	(191)	—

Euro
Cumulative interest rate repricing gap March 31, 2003	(128)	962	1,319	4,454	7,453	902	—

Sterling
Cumulative interest rate repricing gap March 31, 2003	543	(427)	468	1,464	3,298	(780)	—

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

37  INTEREST RATE REPRICING GAP — NON TRADING BOOK  (continued)

Non Trading Interest Rate Repricing — Total

	March 31, 2002

		Over	Over	Over
		three months	six months	one year
	Not	but not	but not	but not		Non
	more than	more than	more than	more than	Over	interest
	three months	six months	one year	five years	five years	bearing	Total

Assets
Central Government bills and other eligible bills	67	—	—	—	—	12	79
Loans and advances to banks	6,791	779	575	45	—	124	8,314
Loans and advances to customers	35,712	2,778	4,932	10,392	2,645	260	56,719
Debt securities and equity shares	6,174	525	220	1,523	352	32	8,826
Other assets	812	—	—	—	3	3,542	4,357

Total assets	49,556	4,082	5,727	11,960	3,000	3,970	78,295

Liabilities
Deposits by banks	9,331	1,193	1,712	79	19	1	12,335
Customer accounts	38,331	1,775	1,845	1,926	166	6,867	50,910
Debt securities in issue	5,215	507	456	195	1	—	6,374
Other liabilities	177	44	—	80	168	3,099	3,568
Subordinated liabilities	1,609	—	—	—	915	—	2,524
Minority interests and shareholders’ funds	—	—	—	—	—	4,373	4,373

Total liabilities	54,663	3,519	4,013	2,280	1,269	14,340	80,084

Net amounts due from/ to Group units	3,339	(187)	(553)	(1,354)	9	413	1,667
Off balance sheet items	1,027	1,548	(636)	(3,566)	1,537	—	(90)

Interest rate repricing gap	(741)	1,924	525	4,760	3,277	(9,957)	(212)

Cumulative interest rate repricing gap	(741)	1,183	1,708	6,468	9,745	(212)

Euro
Cumulative interest rate repricing gap March 31, 2002	(1,749)	(710)	(399)	3,218	5,112	(233)

Sterling
Cumulative interest rate repricing gap March 31, 2002	1,763	1,699	2,214	3,302	4,602	150

38  FAIR VALUES OF FINANCIAL INSTRUMENTS

      The Group has estimated fair value wherever possible using market prices or data available for instruments with characteristics either identical or similar to those of the instruments held by Group. In certain cases, however, including some advances to customers, there are no ready markets. Accordingly, various techniques have been developed to estimate what the approximate fair value of such instruments might be. These estimation techniques are necessarily extremely subjective in nature and involve assumptions which are based upon

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

38  FAIR VALUES OF FINANCIAL INSTRUMENTS  (continued)

management’s view of market conditions at March 31, 2003 which may not necessarily be indicative of any subsequent fair value. Furthermore, minor changes in the assumptions used could have a significant impact on the resulting estimated fair values, and, as a result, readers of these financial statements are advised to use caution when using this data to evaluate the Group’s financial position.

      The concept of fair value assumes realisation of financial instruments by way of a sale. However, in many cases, particularly in respect of lending to customers, the Group intends to realise assets through collection over time. As such the fair values calculated do not represent the value of the Group as a going concern at March 31, 2003.

      The following table represents the carrying amount and the fair value of both the trading and non trading financial assets and liabilities as at March 31, 2003 and 2002.

	2003		2002

	Carrying	Fair	Carrying	Fair
	Amount	Values	Amount	Values

	(in € millions)
Financial instruments held for trading
Debt securities	3,120	3,120	2,090	2,090
Equity shares	22	22	15	15
Derivative Financial Instruments
Interest rate contracts	108	108	80	80
Foreign exchange contracts	(30)	(30)	(8)	(8)
Non trading financial instruments
Assets
Cash and balances at central banks(1)	679	679	569	569
Items in course of collection(1)	508	508	554	554
Central government bills and other eligible bills(1)	175	175	79	79
Loans and advances to banks	7,480	7,482	8,385	8,398
Loans and advances to customers	56,887	57,100	56,577	56,754
Securitisation and loan transfers(1)	127	127	142	142
Debt securities	9,217	9,319	8,795	8,852
Equity shares	16	16	4	4
Own shares	35	524	27	528
Liabilities
Deposits by banks	12,617	12,632	12,583	12,609
Customer accounts	48,496	48,331	51,111	50,918
Debt securities in issue	9,652	9,657	6,374	6,379
Items in course of transmission(1)	136	136	152	152
Subordinated liabilities	2,703	2,876	2,524	2,621
Minority interests: non equity	73	82	82	96
Derivative financial instruments
Interest rate contracts		(174)		(48)
Exchange rate contracts		8		382
Equity and commodity contracts		(244)		(210)

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

38  FAIR VALUES OF FINANCIAL INSTRUMENTS  (continued)

(1)	The fair value of these financial instruments is equal to the carrying value. These instruments are either carried at market value, or have minimal credit losses and are either short term in nature or reprice frequently.

      In December 1991, the U.S. Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 107, “Disclosure About Fair Value of Financial Instruments” requiring disclosure of the fair value of financial instruments (both on and off-balance sheet) for which it is practicable to estimate such value.

      Wherever possible, the Group has estimated fair value using market prices or data available for instruments with characteristics either identical or similar to those of the instruments held by Group. In certain cases, however, including some advances to customers, there are no ready markets. Accordingly, various techniques have been developed to estimate what the approximate fair value of such instruments might be. These estimation techniques are necessarily extremely subjective in nature and involve assumptions which are based upon management’s view of market conditions at March 31, 2003 which may not necessarily be indicative of any subsequent fair value. Furthermore, minor changes in the assumptions used could have a significant impact on the resulting estimated fair values, and, as a result, readers of these financial statements are advised to use caution when using this data to evaluate the Group’s financial position.

      Intangible assets, such as the value of the Group’s branch network and long-term relationships with its depositors (core deposits intangible) and other customers are not considered by the FASB to constitute financial instruments for purposes of SFAS No. 107. The Group, however, believes the value of such assets to be significant. Certain other assets and liabilities are likewise excluded from the scope of SFAS No. 107. Further, the concept of fair value assumes realization of financial instruments by way of a sale. However, in many cases, particularly in respect of lending to customers, the Group intends to realize assets through collection over time. As such the fair values calculated for the purposes of reporting under SFAS No. 107 do not represent the value of the Group as a going concern at March 31, 2003.

      The following notes summarise the methods and assumptions used in estimating the fair values of financial instruments shown above.

1.   Loans and Advances to Banks

      The Group places funds with Banks. Several different techniques are employed, as considered appropriate, in estimating the fair value of loans and advances. The carrying amount of variable rate loans is considered to be at market value. The fair value of fixed rate loans was calculated by discounting expected cash flows using market rates where practicable, or rates currently offered by other financial institutions with similar characteristics.

2.   Loans and Advances to Customers

      The Group provides lending facilities of varying rates and maturities to corporate and personal customers. Several different techniques are employed as considered appropriate in estimating the fair value of loans and advances.

      Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type. Each loan category is further segmented into fixed and variable rate interest terms and by performing and nonperforming categories.

      The carrying amount of variable rate loans was considered to be at market rate if there was no significant change in the credit risk of the borrower.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

38  FAIR VALUES OF FINANCIAL INSTRUMENTS  (continued)

      The fair value of fixed rate loans is estimated by discounting future cash flows using market rates for similar loans with the same residual maturities, offered by the Group including an adjustment, where necessary to reflect the fact that the credit risk on a proportion of the loan has changed.

3.   Debt Securities and Equity Shares

      The fair value of listed debt securities and equity shares is based on market prices received from external pricing services or bid quotations received from external securities dealers.

      The estimated value of unlisted debt securities and equity shares is based on the anticipated future cashflows arising from these items.

4.   Own Shares

      The fair value of the own shares are based on the stock market price at year end.

5.   Deposits by Banks

      The fair value of other borrowings is based on the discounted cash flows using market rates applicable for similar types of borrowing arrangements.

6.   Customer Accounts

      The fair value of current accounts, short-term borrowings, deposit accounts payable on demand and variable rate deposits are equal to their carrying value. The fair value of all other deposits, which are not repriced frequently is estimated based on the discounted value of the contractual cash flows. The discount rate is estimated using market rates for deposits with similar remaining maturities.

7.   Debt Securities in issue

      The carrying value of short-term debt securities in issue approximate to their fair values. Fair values of other debt securities in issue are based on quoted market prices where available, otherwise by discounting anticipated cash flows.

8.   Subordinated Liabilities

      The estimated fair value of subordinated liabilities is based on quoted market rates for debt instruments with similar maturities.

9.   Financial Instruments with Off-Balance Sheet Risk

      Financial instruments with off-balance sheet risk are detailed in Note 36 of the Notes to the Consolidated Financial Statements and include the fair value of these instruments.

10. Life Assurance Assets and Liabilities

      Life assurance assets and liabilities attributable to policyholders have not been included in this note in accordance with accounting standards.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

39  CONTINGENT LIABILITIES AND COMMITMENTS

      The tables below give, for the Group, the contract amounts and risk weighted amounts of contingent liabilities and commitments. The maximum exposure to credit loss under contingent liabilities and commitments is the contract amount of the instrument in the event of non-performance by the other party where all counter claims, collateral or security proved worthless. The risk weighted amounts have been calculated in accordance with the Irish Financial Services Regulatory Authority guidelines implementing the Basel agreement on capital adequacy (i).

	2003		2002

		Risk		Risk
	Contract	Weighted	Contract	Weighted
	Amount	Amount	Amount	Amount

	(in € millions)		(in € millions)
Contingent Liabilities
Acceptances and endorsements	81	65	86	76
Guarantees and assets pledged as collateral security
— Assets pledged	—	—	—	—
— Guarantees and irrevocable letters of credit	1,172	1,107	1,029	944
Other contingent liabilities	508	239	496	244

	1,761	1,411	1,611	1,264

Commitments
Sale and option to resell transactions	—	—	—	—
Other commitments
— Documentary credits and short-term trade-related transactions	52	19	30	10
— Forward asset purchases, forward deposits placed and forward sale and repurchase agreements	—	—	—	—
— Undrawn note issuance and revolving underwriting facilities	776	27	636	—
— Undrawn formal standby facilities, credit lines and other commitments to lend
— irrevocable with original maturity of over 1 year	4,212	2,065	4,487	2,238
— revocable or irrevocable with original maturity of 1 year or less (ii)	14,010	—	11,161	—

	19,050	2,111	16,314	2,248

Notes:

(i)	Under the Basel agreement, a credit conversion factor is applied to the contract amount to obtain the credit equivalent amount, which is then risk weighted according to counterparty.

(ii)	Undrawn loan commitments which are unconditionally cancellable at any time or which have a maturity of less than one year have a risk weighting of zero.

40  GENERAL

(a)	The Bank has given guarantees in respect of liabilities and obligations of certain of its subsidiaries and has also given guarantees for the satisfaction of the relevant regulatory authorities for the protection of the depositors of certain of its banking subsidiaries in the various jurisdictions in which such subsidiaries operate.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

40  GENERAL  (continued)

(b)	The Bank has provided a guarantee under Section 17 of the Companies (Amendment) Act 1986 for the following companies: Addano Limited, Bank of Ireland Asset Management (U.S.) Limited, Bank of Ireland Asset Management Limited, Bank of Ireland Car Loans Limited, Bank of Ireland Commercial Finance Limited, Bank of Ireland Unit Trust Managers Limited, Davy Corporate Finance Limited, Davy Holdings (International) Limited, Davy International, First Rate Enterprises Limited, Florenville Limited, IBI Corporate Finance Limited, Ibidem Limited, Ilios Limited, J & E Davy, J & E Davy Holdings Limited and Louncil Limited.

(c)	There exists a contingent liability to repay in whole or in part grants received on finance leases if certain events set out in the relevant agreements occur.

41  DIRECTORS’ INFORMATION

      The Group Remuneration Committee, comprising Laurence Crowley (Chairman), Roy Bailie, Richard Burrows, Tom Moran and Mary Redmond, makes recommendations to the Court on the formulation of policy on the remuneration of executive Directors and approves, on the Court’s behalf, specific remuneration packages for each of the executive Directors, the Group Secretary and those senior executives who report directly to the Group Chief Executive (“Senior Executive Group”), which are developed in full consultation with the Governor as Chairman of the Committee and the Group Chief Executive. The remuneration of non-executive Directors is determined by the Court. Directors do not participate in any decisions relating to their own remuneration.

      The constitution and operation of the Committee throughout the year complied with the Code of Best Practice Provisions on directors’ remuneration in “The Combined Code” of the UK Listing Authority.

Directors’ remuneration policy

      Group remuneration policy is to ensure that the remuneration arrangements for Directors are competitive and designed to attract, retain and motivate Directors of the highest calibre, who are expected to perform to the highest standards.

      Reward policies for executive Directors are aligned with the objective of maximising stockholder value. In determining remuneration levels account is taken of such factors as each individual’s responsibilities and performance and levels of remuneration in comparable organisations both in Ireland and the United Kingdom and the general pay awards made to staff overall.

The reward package for executive Directors

      In 2002 the elements of the total remuneration package for executive Directors were reviewed by the Group Remuneration Committee with external assistance from international remuneration consultants. Currently the key elements of the remuneration package for executive Directors are basic salary, a performance related cash bonus, the Long Term Performance Stock Plan, stock options, participation in the Employee Stock Issue and in the Sharesave schemes and membership of a defined benefit pension scheme. These various elements are summarised below:-

•	Base salary — is payable monthly and is set at a level to recognise an individual’s market worth. Salaries are reviewed annually by the Group Remuneration Committee.

•	Performance-related bonus scheme — The level earned by each executive Director is a function of the Remuneration Committee’s assessment of that Director’s performance against pre-determined goals and the overall performance of the Group in any year both in absolute terms and relative to a comparator

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

41 DIRECTORS’ INFORMATION (continued)

group of other financial institutions, taking into account the norms of the sector in which the individual Director is engaged.

•	Long Term Performance Stock Plan — In 1999 the Group established a Long Term Performance Stock Plan (“LTPSP”) for key senior executives who are best placed to maximise stockholder value. Under this Plan, which is described in more detail in Note 33, conditional awards have been made to the executive Directors as set out in the table on page F-75. As can be seen in Note 33, participants who remain with the Group for a further two years and a further seven years from the date of vesting, will be awarded additional units of stock representing a fraction of the units which vested. In relation to the Group Chief Executive, the Group Remuneration Committee has determined that as part of his total remuneration package, in addition to receiving his vested awards under the LTPSP, he will receive at that time a cash sum equal in value to the then value of the stock which vests in him under the plan.

•	Stock options — It is policy to grant stock options under the terms of the Stock Option Scheme to executive Directors and senior executives across the Group to encourage identification with stockholders’ interests in general. The exercise of all options granted since 1996 is conditional upon earnings per share achieving a cumulative growth of at least 2% per annum compound above the increase in the Consumer Price Index over either the three year period, or if not achieved, the six year period, commencing with the period in which the options are granted. (See also Note 33).

•	Employee Stock Issue Scheme — The Bank operates an Employee Stock Issue Scheme under which Group employees may be granted free allocations of Ordinary Stock depending on Group performance. Executive Directors may participate in any such allocations on the same basis as staff generally (See also Note 33).

•	Sharesave — In 1999 the Group established a Sharesave Scheme (“SAYE scheme”). Under this scheme the executive Directors who participated in the scheme were granted options over units of Ordinary Stock as set out in the table on page F-74. Under the scheme, launched in 2000, participants could save for three, five or seven years. The three year scheme matured in May 2003 and it is the Group’s intention to invite further participation in due course.

•	Pensions — The executive Directors are members of the Bank Staff Pension Plan and have a normal retirement age of 60. This pension plan is contributory at the rate of 2.5% of basic salary and is a defined benefit plan based on an accrual rate of 1/60th of pensionable salary for each year of pensionable service with a maximum of 40/60ths payable at age 60. Of the executive Directors’ total remuneration package, only their basic salary is pensionable.

      Service contracts — No service contract exists between the Bank and any Director which provides for a notice period from the Group of greater than one year.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

41  DIRECTORS’ INFORMATION  (continued)

Directors’ remuneration 2002/2003 (all figures in €’000’s)

		Court	Other	Perf.	Other		Pension	Total	Total
	Salary	fees	fees	bonus	remun.	Benefits	contribs.	remun.	remun.
	(1)	(2)	(3)	(4)	(5)	(6)	(7)	2002/2003	2001/2002

Governor
L G Crowley	292						20	312	262
Deputy Governor
M Redmond (to 30.09.2002)	41							41	67
R Burrows (from 01.10.2002)	45							45
Executive Directors
B J Goggin	438			206	12	38	49	743	488
J O’Donovan (from 11.07.2002)	232			87	9	20	26	374
M D Soden	800			376	20	32	90	1,318	1,610
Non-Executive Directors
R E Bailie		57						57	45
A D Barry (to January 31, 2003)		47						47	45
R Burrows		28	8					36	58
D J Geaney		57						57	45
M A Keane		57	42					99	8
R MacSharry		57						57	45
C Marland		57						57	44
T Moran		57						57	44
D O’Brien		57						57	45
M Redmond		30						30

Totals	1,848	504	50	669	41	90	185	3,387	2,806

Ex gratia payments paid to former Directors/ Dependants								519	496

Notes

(1)	The Governor and Deputy Governor, as non-executive Officers of the Bank, are not paid Court fees but are remunerated by way of non-pensionable salary.

(2)	Court fees are paid only to non-executive Directors and are subject to review annually at June each year.

(3)	Includes fees paid by boards of subsidiary companies within the Group and payments relating to chairing Court Committees.

(4)	Payments under the performance bonus scheme.

(5)	Includes the cash value of Ordinary Stock receivable under the Employee Stock Issue Scheme.

(6)	Benefits include the use of a company car, or car allowance and interest on any loans at staff rates.

(7)	Contributions to defined benefit pension schemes. The fees paid or payable to non-executive Directors appointed post April 1991 are not pensionable. As the Governor was appointed a director pre April 1991, an element of his salary, equivalent to the standard directors fee, is treated as pensionable.

Stock options held by Directors and Secretary

(a)  Executive stock options

      Options to subscribe for Ordinary Stock in the Bank granted and exercised during the year to 31 March 2003 are included in the table below:-

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

41  DIRECTORS’ INFORMATION  (continued)

					Options at
					1 April
					2002 or			Market	Options
		Earliest			date of			price at	at
		exercise		Exercise	appointment	Granted	Exercised	exercise	31 March
	Date of grant	date	Expiry date	price	if later	in year	in year	date	2003

				€				€
Directors
B J Goggin	31-May-1993	31-May 1996	31-May-2003	1.436	35,214		35,214	12.96	0
	23-May-1994	23-May-1997	23-May-2004	1.67	80,000		80,000	10.08	0
	5-Jun-1996	5-Jun-1999	5-Jun-2006	2.819	60,000		60,000	10.08	0
	28-Nov-1996	28-Nov-1999	28-Nov-2006	3.241	80,000				80,000
	13-Jul-1999	13-Jul-2002	13-Jul-2009	8.933	20,000				20,000
	21-May-2001	21-May-2004	21-May-2011	11.05	25,000				25,000
	24-Jun-2002	24-Jun-2005	24-Jun-2012	12.50	0	25,000			25,000

					300,214	25,000	175,214	—	150,000

J O’Donovan	26-Nov-2001	26-Nov-2004	26-Nov-2011	10.54	38,000	—	—	—	38,000
	24-Jun-2002	24-Jun-2005	24-Jun-2012	12.50	25,000	—	—	—	25,000

					63,000	—	—	—	63,000

M D Soden	26-Nov-2001	26-Nov-2004	26-Nov-2011	10.54	181,000	—	—	—	181,000
	24-Jun-2002	24-Jun-2005	24-Jun-2012	12.50	—	80,000	—	—	80,000

					181,000	80,000	—	—	261,000

Secretary
J B Clifford	5-Jun-1996	5-Jun-1999	5-Jun-2006	2.819	60,000	—	—	—	60,000
	25-May-2000	25-May-2003	25-May-2010	6.96	15,000	—	—	—	15,000
	24-Jun-2002	24-Jun-2005	24-Jun-2012	12.50	—	10,000	—	—	10,000

					75,000	10,000	—	—	85,000

      No other Directors have been granted options to subscribe for units of ordinary stock of the Bank or of other group entities.

(b) Sharesave options

      Under the terms of the Sharesave Scheme, options were granted to all participating Group employees on 28 February 2000 at an option price of €5.40 per unit of Ordinary Stock. (This price was set at a discount of 20% of the then market price as permitted by the Rules). The options held under this scheme by the Directors and Secretary are set out below. Under the scheme, launched in 2000, participants could save for three, five or seven years. The three year scheme matured in May 2003.

	Sharesave	Sharesave
	options granted	options held
	at 28 February	at 31 March
Name	2000	2002

Directors:
B J Goggin	4,262	4,262
Secretary:
J B Clifford	2,234	2,234

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

41  DIRECTORS’ INFORMATION  (continued)

(c)  Long Term Performance Stock Plan (“LTPSP”)

      Conditional awards of units of Ordinary Stock have been made on 25 May 2000, 21 May and 26 November 2001 and on 24 June 2002 to senior executives under the terms of the LTPSP. These awards do not vest in the executives unless demanding performance criteria are achieved (see description of LTPSP in Note 33). The conditional awards of units of Ordinary Stock made to date to the executive Directors are as follows:-

	Conditional	Conditional	Conditional	Total
	award	award	award	conditional
Director	2000	2001	2002	awards

B J Goggin	15,046	10,811	13,763	39,620
M D Soden	—	23,756	25,137	48,893
J O’Donovan			10,055	10,055
Secretary:
J B Clifford	11,362	6,004	5,703	23,069

Changes in the directorate during the period

	Executive Directors

			Non-executive Directors and
			Officers

Number at 31 March 2002	2		11
Changes during year	+ J O’Donovan	(11/7/2002)	- A D Barry	(31/1/2003)
Number at 31 March 2003	3		10
Average number during 2002/2003
(2001/2002)	2.75 (3.25)		10.8 (10.75)

Directors’ pension entitlements

      Set out below are details of the pension benefits earned by the Directors during the year ended 31 March 2003.

			(c)
	(a)	(b)	Accrued pension
	Additional pension	Increase in	entitlement at
	earned in the year	transfer value	31 March 2003

	€000s	€000s	€000s
Executive Directors
B J Goggin	75.9	1,028	242.7
J O’Donovan (1)	5.2 *	66 *	97.0
M D Soden	42.3	697	47.8
Non-executive Officer
L G Crowley	2.5	39	20.8

(1)	J O’Donovan joined the Court on 11 July 2002.

*	Calculated from date of appointment to Court.

Column (a) above is the increase in pension built up during the year.

Column (b) is the additional capital value of column (a) which could arise if the pension were to be transferred to another pension plan on the Director leaving the Group and is based on factors supplied by the actuary in accordance with actuarial guidance notes GN11 (ROI), less each Director’s contributions.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

41  DIRECTORS’ INFORMATION  (continued)

Column (c) is the aggregate pension entitlement based on each Director’s pensionable service with the Group at 31 March 2003, or at date of leaving if earlier, but payable at normal retirement age. Executive Directors have the option to pay additional voluntary contributions to their pension plan; neither the contributions nor the resulting benefits are included in the above table.

Directors’ interests in stock

      In addition to their interests in the Ordinary Stock through their holding of stock options and the conditional awards of stock they have received under the LTPSP as set out above, the interests of the Directors and Secretary in office at 31 March 2003, and of their spouses and minor children, in the stocks issued by the Bank are set out below:

	UNITS OF €0.64 OF ORDINARY STOCK

	As at March 31, 2003	As at April 1, 2002(1)
	Beneficial	Beneficial

DIRECTORS
R E Bailie	1,131	1,041
R Burrows	34,536	34,411
L G Crowley	30,395	29,914
D J Geaney	7,453	7,363
B J Goggin	308,036	124,207
M A Keane	1,191,052	1,189,280
R MacSharry	1,339	1,249
C A Marland	1,090	1,000
T J Moran	1,105	1,015
D O’Brien	201,090	201,000
J O’Donovan	3,000	2,000
M P Redmond	2,263	2,132
M D Soden	89,756	88,765
SECRETARY
J B Clifford	38,301	38,301

(1)	or at date of appointment if later.

      There have been no changes in the stockholdings of the above Directors and Secretary between 31 March 2003 and 14 May 2003.

      Apart from the interests set out above and in the previous section, the Directors and Secretary and their spouses and minor children have no other interests in the stocks of the Bank or its group undertakings at 31 March 2003.

Transactions with Directors

      The aggregate amounts outstanding and the number of persons concerned, as at 31 March 2003 in respect of all loans, quasi-loans and credit transactions made by the Bank to its Directors, together with loans, other than in the ordinary course of business, to connected persons are shown below:

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

41  DIRECTORS’ INFORMATION  (continued)

	Aggregate Amount		Number of
	Outstanding		Persons

	2003	2002	2003	2002

	€	€
Directors
Loans to executive Directors on terms similar to staff loans	210,065	294,542	1	1
Other loans on normal commercial terms	27,397,372	30,310,332	11	10
Quasi-loans and credit transactions	—	—	None	None

	27,607,437	30,604,874

Connected Persons
Loans to connected persons	45,588	91,344	2	4
Quasi-loans and credit transactions	—	—	None	None

	45,588	91,344

42  NOTES TO THE CASH FLOW STATEMENT

(i)  Gross Cashflows

	2003	2002	2001

	(in € millions)
RECONCILIATION OF OPERATING PROFIT TO NET CASH FLOW FROM OPERATING ACTIVITIES
Operating Profit	1,155	1,121	1,078
Decrease in accrued income and prepayments	31	27	(117)
(Decrease) in accruals and deferred income	(87)	(99)	170
Provision for bad and doubtful debts	100	102	72
Loans and advances written off net of recoveries	(90)	(36)	(32)
Depreciation and amortisation	182	155	130
Interest charged on subordinated liabilities	156	154	147
Other non-cash movements	(2)	(1)	3
Profit on disposal of fixed assets	(37)	(22)	(17)
Profit on disposal of leases			(21)

Net cash flow from trading activities	1,387	1,401	1,434
Net decrease in collections / transmissions	18	129	(137)
Net (increase) in loans and advances to banks	(257)	(216)	(421)
Net (increase) in loans and advances to customers	(3,774)	(5,217)	(7,236)
Net increase in deposits by banks	187	899	1,425
Net increase in customers accounts	60	5,224	5,389
Net increase in debt securities in issue	3,617	1,309	2,260
Net (increase)/decrease in non-investment debt and equity securities	(1,192)	290	(335)
Net (increase)/decrease in other assets	(1,572)	422	(690)
Net (increase)/(decrease) in other liabilities	1,934	(432)	477
Exchange movements	701	(26)	(97)

NET CASH FLOW FROM OPERATING ACTIVITIES	1,109	3,783	2,069

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

42  NOTES TO THE CASH FLOW STATEMENT  (continued)

	2003	2002	2001

	(in € millions)
Returns on investment and servicing of finance
Interest paid on subordinated liabilities	(158)	(157)	(146)
Preference dividends paid	(9)	(17)	(26)
Dividends paid to minority shareholders in subsidiary undertakings	(9)	(9)	(10)
Issue expenses on outside interest — non equity	(5)	—	(7)

	(181)	(183)	(189)

	2003	2002	2001

	(in € millions)
Capital expenditure and financial investment
Net (purchases) of investment debt and equity securities	(1,214)	(2,231)	(915)
Purchase of tangible fixed assets	(299)	(331)	(253)
Sale of tangible fixed assets	146	135	41

	(1,367)	(2,427)	(1,127)

Acquisitions and disposals
Increase in investments in associated undertakings	(3)	(5)	(5)
Sale of Associated undertaking	—	—	4
Acquisition of Group undertaking	(184)	(246)	(227)
Net cash balances of Group undertaking acquired	10	7	—
Disposal of subsidiary undertaking	13	—	—
Costs of terminating joint venture	(8)	—	—

	(172)	(244)	(228)

Financing
Issue of capital stock (net of issue expenses)	5	8	11
Repayment of subordinated liabilities	(174)	—	(98)
Issue of subordinated liabilities	507	—	150
Issue of outside interest — non equity	—	—	600
Preference Stock buyback	—	(261)	—
Redemption of Bristol & West preference stock	—	—	(3)
Ordinary Stock buyback	(133)	—	—

	205	(253)	660

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

42  NOTES TO THE CASH FLOW STATEMENT  (continued)

(ii) Analysis of the balances of cash as shown in the Balance Sheet

		Loans and
	Cash and	Advances to
	Balances at	Banks
	Central	Repayable on
	Banks	Demand	Total Cash

	(in € millions)
2003
At 1 April 2002	569	1,863	2,432
Cash flow	115	(1,050)	(935)
Foreign exchange movement	(5)	(68)	(73)

At 31 March 2003	679	745	1,424

2002
At 1 April 2001	256	1,914	2,170
Cash flow	313	(51)	262

At 31 March 2002	569	1,863	2,432

(iii) Analysis of changes in financing

	Capital Stock		Minority
	(including stock	Subordinated	Interest —
	premium)	Liabilities	Non Equity

	(in € millions)
2003
At April 1, 2002	1,452	2,524	82
Effect of foreign exchange differences	(8)	(150)	(9)
Cash flow	5	328	—
Other non cash movements	—	1	—

At March 31, 2003	1,449	2,703	73

2002
At April 1, 2001	1,417	2,510	81
Effect of foreign exchange differences	—	13	1
Cash flow	8	—	—
Stock alternative scheme issue	41	—	—
Capital movement on buyback of preference stock	(14)	—	—
Other non cash movements	—	1	—

At March 31, 2002	1,452	2,524	82

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

42  NOTES TO THE CASH FLOW STATEMENT  (continued)

(iv) Iridian acquisition

€m

Net assets acquired	6
Goodwill	186

192

Satisfied by:
Cash	184
Deferred consideration	8

192

(v)  MX Financial Holdings Limited acquisition

€m

Net assets acquired	13
Goodwill	54

67

Satisfied by:
Cash	67

(vi) Chase de Vere Acquisition

€m

Net assets acquired	15
Goodwill	185

200

Satisfied by:
Cash	185
Deferred consideration	15

200

(vii) Moneyextra Acquisition

€m

Net assets acquired	—
Goodwill	42

42

Satisfied by:
Cash	42

      An analysis of net assets acquired is set out in Note 3.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

43  RELATED PARTY TRANSACTIONS

(a)  Subsidiary, Associated Undertakings and Joint Ventures

      In accordance with FRS8, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

      One of the Group’s subsidiaries Cashback Limited is 49% owned by Fexco who had a balance outstanding at March 31, 2003 of €0.1m (2002: €0.1m) for processing transactions on behalf of Cashback Limited.

      The Group provides and receives from its associated undertakings and joint ventures certain banking and financial services. The amount due from associated undertakings and joint ventures as at March 31, 2003 was €38m (2002: €33m).

(b) Pension Funds

      The Group provides a number of normal banking and financial services for various pension funds operated by the Group for the benefits of its employees (principally for the Bank Staff Pension Fund), which are conducted on similar terms to third party transactions and are not material to the Group. Further details on pensions are set out in Note 35.

(c)  Directors

      Directors’ emoluments and details of transactions between Directors and the Group are set out in the Remuneration Report in Note 41. In the year to March 31, 2003, Donal Geaney, Director, was a partner in The Common Street Partnership, the owner of New Century House, Mayor Street Lower, IFSC, Dublin 1, which is leased ultimately to Bank of Ireland for 10 years at an annual rent of €1.49m from April 30, 1999.

(d) Securitisation

      RPS3, RPS4, RPS5, SS1 are considered to be related parties of the Group and the Group has entered into both an interest exchange agreement and a subordinated loan agreement with RPS3, RPS4, RPS5. As at 31 March 2003 the net amount due to RPS3 was €0.1m while in 2002 the net amount due from RPS3 was €0.1m, and Liberator was €1.4m (2002: €0.3m). The net amount due to RPS5 was €0.1m (2002: €0.1m) and the amount due to SS1 was €0.2m (2002: €0.2m).

44  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

	At March 31,

	2003	2002

	(in € millions)
Denominated in euro	42,687	38,313
Denominated in currencies other than euro	46,818	49,012

Total Assets	89,505	87,325

Denominated in euro	43,227	39,588
Denominated in currencies other than euro	46,278	47,737

Total Liabilities	89,505	87,325

      The difference between aggregate foreign currency assets and aggregate foreign currency liabilities does not provide any indication of the exposure to exchange risks.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45  GROUP FINANCIAL INFORMATION FOR US INVESTORS

Summary of Significant Differences between Irish and US Accounting Principles

      The financial statements presented in this report have been prepared in accordance with generally accepted accounting principles in Ireland (Irish GAAP). Such principles vary in certain significant respects from those generally accepted accounting principles in the US (US GAAP). The significant differences applicable to Bank of Ireland Group’s accounts are summarised below:

Irish GAAP	US GAAP

Property Depreciation

Freehold and long leasehold property is maintained in a state of good repair and it is considered that residual values are such that depreciation is not significant, accordingly this property is not depreciated.	Freehold and long leasehold property is depreciated over 50 years.

Revaluation of Property

Property is carried either at original cost or at subsequent valuation less depreciation calculated on the revalued amount where applicable. Revaluation surpluses and deficits are taken directly to stockholders’ equity.	Revaluation of property is not permitted in the financial statements.

Software Development Costs

The Group capitalises costs incurred internally in developing computer software for internal use. Expenditure is amortised over its estimated useful life ranging between 5 and 10 years.	AICPA SOP 98-1 requires certain costs incurred in respect of software for internal use to be capitalised and subsequently amortised over its useful life.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

Irish GAAP	US GAAP

Goodwill

Goodwill arising on acquisition of shares in group and associated undertakings, being the excess of cost over fair value of the Group’s share of net tangible assets acquired is capitalised and amortised over its estimated useful economic life.	Prior to March 31, 2002, goodwill arising on acquisitions of subsidiary undertakings prior to June 30, 2001 is capitalised and amortised to income over the period estimated to benefit. In the Group’s case a period of 20 years has been used. Goodwill is written off when judged to be irrecoverable.

Goodwill arising on the acquisition of subsidiary undertakings prior to March 31, 1998 was written off directly to reserves in the year of acquisition.	Post April 1, 2002 goodwill on acquisitions is capitalised on the Balance Sheet and is subject to an annual review for impairment.

Goodwill arising on acquisitions of subsidiary undertakings occurring after March 31, 1998 is capitalised as an asset on the balance sheet and amortised over its estimated useful economic life.

Goodwill carried in the Group Balance Sheet is subject to impairment review when the carrying amount may not be recoverable and is written down by the amount of any impairment loss identified in the year.

Stock Based Compensation

Where shares are issued, or options granted, the charge made to the profit and loss account is the difference between the intrinsic value at the time the award is made and any contribution made by the employee.	Stock based compensation is accounted for in accordance with APB 25. Any differences between intrinsic value of the shares issued or options granted at the time the award is made and any contribution made by the employee is charged to the profit and loss account over the period to vesting.

Under the terms of the Group’s revenue approved Save As You Earn (SAYE) schemes, employees have the option to purchase shares at a discount to the market price. Under UITF 17, such schemes are exempted from the requirements to charge this difference to the profit and loss account over the period of their savings contract.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

Irish GAAP	US GAAP

Investments

Profits and losses on disposal are recognised when realised and included in dealing profits, except for those securities maintained for hedging purposes, which are amortised over the lives of the underlying transaction and included in net interest income.

Securities may be classified as (i) investment carried at cost, less provision for any diminution in value and (ii) other securities, which are stated at fair value, except for those securities maintained for the purpose of hedging which are accounted for on the same basis as the item hedged.

Changes in the fair value of securities marked to market are recognised in the profit and loss account as they arise.	Profits and losses on the sale of investments are included in operating income in the year in which they arise.

Securities may be classified as (i) trading, which are carried at fair value with unrealised gains and losses included in earnings, (ii) held for sale, which are carried at fair value with unrealised gains and losses reported in a separate component of shareholders’ equity or (iii) held to maturity, which are carried at amortised cost.

Trading securities are those securities held in the short term to earn a profit by trading or selling such securities.

Securities held for sale are those securities which are neither classified as held to maturity or trading. The are intended for use as part of an asset / liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risks, the need to increase regulatory capital or other similar factors.

Securities held to maturity are only those securities for which management has both the intent and ability to hold until maturity.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

Irish GAAP	US GAAP

Pensions

Contributions to the Group’s defined benefit schemes are charged to the profit and loss account so as to spread the expected cost of pensions calculated in accordance with the advice of qualified actuaries, on a systematic basis over the employees working lives. Variations from the regular cost are spread over the average remaining service life of relevant employees.	The same basic actuarial method is used as under Irish GAAP, but under FAS87 certain assumptions differ, assets are assessed at fair value and liabilities are assessed at current settlement rates. Certain variations from regular cost are allocated in equal amounts over the average remaining service lives of current employees.

Recognition of a liability when the accumulated benefit obligation exceeds the fair value of assets is also required.

The pension related elements of voluntary leaving and voluntary early retirement programmes are generally expensed in the year in which they are awarded.

The impact of this pronouncement has been included in the GAAP reconciliation in respect of the main Bank of Ireland and Bristol & West pension plans.

Long-term Assurance Policies

Income from long term assurance business consists of surpluses attributable to stockholders from the long term fund which arise in the year plus increases in the present value of anticipated surplus transfers which are projected to arise from the long term fund in future years, and which are attributable to the business in force at the year end on a going concern basis.	The present value of anticipated surplus transfers which are projected to arise from the long term fund in future years, and which are attributable to the business in force at the year end on a going concern basis are not recognised by the Group under US GAAP. Unearned revenues and acquisition costs related to unit linked products are deferred and amortised in proportion to total estimated gross profits over the expected life of policyholders’ contracts. Unearned revenues are amounts assessed from policyholders’ that represent compensation for services to be provided in future periods. Acquisition costs consist of commissions and other costs which vary with and are primarily related to the production of revenues.

Acceptances

Acceptances are not recorded on the balance sheet.	Acceptances and related customer liabilities are recorded on the balance sheet.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

Irish GAAP	US GAAP

Dividends Payable

Dividends declared after the period end are recorded in the period to which they relate.	Dividends are recorded in the period in which they are declared.

Special Purpose Entites

Depending on specified qualifying criteria there are three methods of accounting for securitised and loan transfer transactions: continued recognition, linked presentation and derecognition.

The linked presentation method is adopted where there is no significant change in the Group’s rights to benefits and the Group’s exposure is limited to a fixed monetary ceiling. Under this method, only the net amount is consolidated, however on the face of the Group balance sheet, the related gross amounts are disclosed.	Prior to the introduction of SFAS No. 140, securitised transactions not qualified for derecognition were presented as gross amounts on the balance sheet.

Under SFAS No. 140, transfers and servicing of financial assets are required to be recognised using a financial components approach that focuses on control. Under that approach after a transfer of financial assets, an entity recognises the financial and servicing assets it controls and the liabilities it has incurred and derecognises financial assets when control has been surrendered.

In accordance with FIN 46, for variable interests obtained after January 31, 2003, the Group also consolidates any variable interest entities for which it holds a greater than 50% share of the expected losses or expected residual returns of that entity.

Finance lease receivables

Leasing income is recognised in proportion to the funds invested in the lease so as to give a constant rate of return over each period after taking account of taxation cashflows.	Gross earnings are allocated to give rise to a level of return on the investment without taking account of tax payments and receipts.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

Irish GAAP	US GAAP

Derivatives

Where a derivative is documented and evidenced as reasonably expected to match or eliminate risk from a transaction, hedge accounting is applied. Profits or losses on the derivative are included in the relevant income or expense category in the profit and loss account.

Derivatives which are not hedge accounted are recorded at fair value, with the change recorded in the profit and loss account.	FAS 133 requires all derivatives to be recorded at fair value. If certain conditions are met, then the derivative may be designated as a hedge. In many cases, Bank of Ireland match internal hedges with third party derivatives on an aggregate rather than an individual basis which largely offset the overall risk to the group. These hedges do not meet the criteria under FAS 133 to qualify as fair value, cash flow or foreign exchange hedges. For this reason, such contracts are restated at market value with changes in the fair value recorded in the income statement for the purposes of the US GAAP reconciliation.

Loan Origination Fees

Certain loan fees are recognised when received.	Loan origination fees net of direct loan origination costs are deferred and recognised as an adjustment to the yield on the related loan or facility.

Own Shares

Own shares are holdings of Bank of Ireland Group listed shares reacquired on the open market. They are carried at par.	ARB 43 requires shares purchased at balance sheet date to be held at cost and deducted from equity.

Restructuring

A provision for Group Transformation and restructuring costs is recognised in accordance with FRS12 when a constructive obligation to transfer economic benefit as a result of a past event exists at the balance sheet date.	Costs of the Group Transformation Programme are recognised when incurred.

Costs of involuntary severance are recognised as incurred, save where the individuals in question are required to remain with the Group for periods in excess of their statutory notice period, in which case the costs are spread over this period.

Provision for onerous leases is recognised only when the Group ceases using the rights conveyed by the lease contract.

Prospective Accounting Developments

The impact of recently issued pronouncements are detailed on pages 74 and 75.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

Consolidated Net Income

	2003	2002	2001

	(in € millions)
Net income under Irish GAAP	826	895	731
Depreciation	(2)	(3)	(4)
Software development costs	5	6	8
Goodwill	6	(33)	(35)
Pension costs	(44)	(58)	9
Long-term assurance policies	(39)	(78)	(82)
Group Transformation Programme	(23)	(21)	55
Leasing	(38)	(7)	—
Stock based compensation	(3)	(4)	(4)
Derivatives	75	(73)	—
Other	1	(15)	4
Deferred tax effect on these adjustments	3	58	7

	767	667	689

Net income under US GAAP
Earnings per unit of €0.64 Ordinary Stock under US GAAP
basic	76.1c	66.3c	69.1c

diluted	75.4c	65.7c	68.5c

Summary of Significant Differences between Irish and US Accounting Principles

Consolidated Total Stockholders’ Funds

	2003	2002

	(in € millions)
Total stockholders funds including non equity interest	4,195	4,200
Property less related depreciation	(347)	(349)
Software development costs	(4)	(9)
Goodwill	422	460
Debt securities — available for sale	113	38
Pension costs	(12)	101
Long-term assurance policies	(359)	(370)
Dividends	238	216
Leasing	(45)	(7)
Group Transformation Programme	11	34
Derivatives	2	(73)
Own shares	(35)	(27)
Other	(20)	(19)
Deferred taxation on these adjustments	30	58

Consolidated stockholders’ funds including non equity interests under US GAAP	4,189	4,253

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

Consolidated Total Assets

	2003	2002

	(in € millions)
Total assets under Irish GAAP	89,505	87,325
Property less related depreciation	(347)	(349)
Goodwill	449	499
Software development costs	(4)	(9)
Debt securities — available for sale	113	38
Pension costs	(7)	106
Own shares	(35)	(27)
Acceptances	81	86
Long-term assurance policies	(359)	(370)
Special purpose entities	1,019	836
Derivatives	1,214	692
Other	(76)	(79)

Total assets under US GAAP	91,553	88,748

Consolidated Total Liabilities and Stockholders’ Funds

	2003	2002

	(in € millions)
Total liabilities and stockholders’ funds including non equity interests under Irish GAAP	89,505	87,325
Stockholders’ funds (US GAAP adjustment)	(6)	53
Dividends	(238)	(216)
Special purpose entities	1,019	836
Acceptances	81	86
Leasing	45	7
Group Transformation Programme	(11)	(34)
Derivatives	1,212	765
Deferred taxation on these adjustments	(51)	(81)
Other	(3)	7

Total liabilities and stockholders’ funds including non equity interests under US GAAP	91,553	88,748

Summary of Significant Differences between Irish and US Accounting Principles

(1)  Goodwill

      On April 1 2002, the Group implemented SFAS 141 “Business Combinations” and SFAS 142 “Goodwill and other tangible assets”. The Group reviewed the carrying value of its goodwill as at April 1 2002 and considered that there was no impairment to be recognised. From the date of implementation, goodwill is no longer amortised. Due to significant changes in the operating environments of certain subsidiaries, further impairment tests were conducted based on expected future earnings and the value of comparable businesses. A US GAAP impairment charge of €125.5m was recognised in respect of Chase de Vere Investments plc and MX Moneyextra Financial Services Ltd.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

      The effect on Net Income of applying this standard to previous periods would have been

	2002	2001

	(€ millions)
Reported net income	667	689
Goodwill amortisation	33	35

Net income	700	724

      The current carrying value of goodwill for US GAAP purposes has been allocated as follows to the reportable business segments of the Group:

2003

(in € millions)
Retail Republic of Ireland	7
BOI Life	94
Wholesale Financial Services	8
UK Financial Services	443
Asset Management Services	163
Group and Central	5

715

(2)  Pensions

      Pensions accounting in the U.S. has to apply to the provisions of SFAS No. 87 “Employers’ Accounting for Pensions”. It differs from Irish GAAP with regard to certain assumptions primarily with regard to asset valuation and actuarial cost methods. The Group has adopted SFAS No. 87 “Employers’ Accounting for Pensions” as amended by SFAS 132 “Employers Disclosures about Pensions and Other Post-Retirement Benefits” in preparing its U.S. GAAP information.

      The impact of this pronouncement has been included in the GAAP reconciliation in respect of the main Bank of Ireland Pension Plan and the Bristol & West Group Pension Plan. In 2003, these plans make up approximately 87%, (2002: 87%, 2001: 88%) of Bank of Ireland Group’s plans in terms of assets. The components of the pensions expense for these plans which arise under SFAS No. 87 are estimated to be as follows:

	Year Ended March 31,

	2003	2002	2001

	(in € millions)
Service cost	74	72	61
Cost of special termination benefits	93	96	55
Interest cost	141	132	120
Expected return on plan assets	(208)	(203)	(207)
Net amortization and deferral	(15)	(16)	(31)

	85	81	(2)

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

      A weighted average expected rate of return of 7.9% on the plan assets of both schemes was used in determining the net periodic pension cost for the year ended March 31, 2003 (2002: 7% and 2001: 7%).

      Actuarial assumptions used in determining the projected benefit obligation at March 31, 2003 included a weighted average discount rate of 5.5% (2002: 6% and 2001: 6%) and a weighted average increase in future compensation expense of 3% (2002: 3.1% and 2001: 3.5%). Pensions are further discussed in Note 35.

      During 2000, 2001 and 2002 the Group offered a voluntary leaving and a voluntary retirement program in which eligible participants in the Bank of Ireland’s main pension plans received accelerated and enhanced benefits if they elected to leave or retire under the programs. The voluntary retirement program was accounted for under SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” and a cost of €93 million in 2003, €96 million in 2002 and €55 million in 2001 was recorded.

      The main Bank of Ireland Pension Plans had investments which included the following at March 31, 2003 and 2002:

	At March 31,

	2003	2002

	(in € millions)
Interest in property occupied by Bank of Ireland	122	126
Bank of Ireland €0.64 Ordinary Stock	84	107
Bank of Ireland preference stock	Nil	Nil
Bank of Ireland 6.45% Subordinated Bonds 10.02.2010	Nil	Nil
Bank of Ireland 7.4% Guaranteed Step-up Callable Perpetual Preferred Securities	2	2
Securities Lending with Davy Stockbrokers	6	Nil

      There were 8,607,160 units (2002: 8,627,956 units) of the Bank’s Ordinary Stock, shares nil (2002: nil) of the Bank’s Preference Shares, €nil (2002: €nil) Bank of Ireland 6.45% Subordinated Bonds 10.02.2010 and €1,502,000 (2002: €1,502,000) Bank of Ireland 7.4% Guaranteed Step up Callable Perpetual Preferred Securities included in the Bank’s pension assets for the year ended March 31, 2003. The total gross dividend paid in cash on these investments was €2.7 million (2002: €3.2 million). In addition, the Group rents property from the pension fund. The annual rent payable thereon, which is at arms length rates, amounted to €6.8 million.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

      The following is a reconciliation of benefit obligation, the change in the plan assets during the year and an analysis of the funded status of the plans during the three years ended March 31, 2003.

	2003	2002	2001

	(in € millions)
Change in projected benefit obligation
Projected benefit obligation at April 1	2,404	2,243	2,032
Exchange adjustments	(23)	—	—
Service cost (net of members contributions)	74	72	61
Interest cost	141	132	120
Members contributions	10	9	7
Liability change	—	(11)	(5)
Actuarial gain/(loss)	310	(67)	34
Special termination benefits	93	96	55
Benefits paid	(59)	(70)	(61)

Projected benefit obligation at March 31	2,950	2,404	2,243

Change in plan assets
Fair value of plan assets at April 1	3,008	2,921	2,973
Exchange adjustments	(23)	—	—
Actual return	(674)	139	(7)
Employer contribution	13	10	8
Members contribution	10	9	7
Benefits paid	(59)	(71)	(60)

Fair value of plan assets at March 31	2,275	3,008	2,921

Change in funded status
Funded status at March 31	(675)	604	678
Unamortised net loss/(gain)	633	(573)	(575)
Minimum Liability Obligation	(70)	—	—
Unamortised net asset at transition	(9)	(10)	(11)

Prepaid (accrued) pension cost recognised in balance sheet at year end	(121)	21	92

(2)  Cashflow Statements

      The consolidated cash flow statement on page F-10 has been completed in accordance with Financial Reporting Standard 1 (revised) (FRS1) which was issued by the U.K. Accounting Standards Board in 1996.

      The objective and principles of FRS 1 are similar to those set out in SFAS 95. The principal differences between the standards relate to classification. Under FRS 1, the Group presents its cash flows for (i) operating activities; (ii) returns on investment and servicing of finance; (iii) taxation; (iv) capital expenditure and financial investment; (v) acquisitions and disposals; (vi) equity dividends paid and (vii) financing. SFAS 95 requires only three categories of cash flow activity, namely (i) operating; (ii) investing and (iii) financing. In addition FRS 1 (revised 1996) defines cash as cash and balances at central banks and loans and advances to banks repayable on demand. SFAS 95 defines cash as being inclusive of cash equivalents which are short term highly liquid investments that are both readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

      The classification of cash flows under FRS 1 generally differs from that under SFAS 95 as follows: (i) returns on investment and servicing of finance and taxation would be included as operating activities; (ii) capital expenditure and financial investment, acquisitions and disposals would be included as investing activities; and (iii) equity dividends paid would be included as a financing activity.

(4)  Deferred Taxation

      In accordance with SFAS No. 109, “Accounting for Income Taxes”, the components of deferred taxation in the balance sheet at March 31, 2003 and 2002 are as follows:

	At March 31,

	2003	2002

		(restated)

	(in € millions)
Deferred tax liabilities Accelerated capital allowances:
— on finance leases	108	125
— on equipment used by the Group	8	11

Total	116	136
Deferred tax assets Reserve for loan and lease loss	36	33
Accruals and Reserves	4	4
Minimum tax credits	1	1
Other	26	14

Total	67	52
Deferred tax asset valuation allowance	(5)	(5)

Net deferred tax assets	62	47

Net deferred tax liabilities	54	89

(5)  Impaired Loans

      Bank of Ireland has reviewed SFAS No’s. 114 and 118 Accounting by Creditors for Impairment of a Loan. SFAS No. 114 applies only to impaired loans, the measurement of which is primarily based upon the present value of expected future cash flows discounted at the loan’s effective interest rate. In certain instances this measurement may reflect the loan’s observable market value, or the fair value of the collateral if the loan is collateral dependent. Smaller balance homogeneous consumer loans that are collectively evaluated for impairment, are outside the scope of SFAS No. 114, as are debt securities and leases. The Group has determined, using the net present value method, that it had no material effect on the reconciliation of net income and shareholders funds between Irish and U.S. GAAP.

      Smaller balance homogenous loans are defined as all loans, irrespective of balance size, in the Group’s credit card division, finance companies and its UK residential mortgage company. The distinguishing feature is that in each case, the Loan Loss Provision is generated automatically based on arrears experience.

      Within the Bank, a loan is automatically deemed to be impaired when based on current information and events, it is probable that the Bank will be unable to collect all amounts due (principal and contractual interest), according to the terms of the contractual agreement. Such loans are classified as Credit Grade 6 (Provision Required) or Grade 7 (Write-Off). In addition, certain Credit Grade 5 loans (Unacceptable Risk) where there is no

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles loan loss immediately identifiable but where there is doubt regarding the collectability of principal and interest out into the future are also classified as impaired.

      All loans classified as Credit Grade 6 (Provision Required) or Grade 7 (Write-Off), and where the loan balance was less than €300k/Stg£250k as at March 31, 2003, were aggregated for evaluation purposes. It is practice in Ireland and the United Kingdom to delay write-off of debt until the realization of collateral or alternative recovery action has been completed, or the required full or partial write-off can be predicted with a high degree of certainty. When management determines that a full or partial write-off on a loan is appropriate, the amount of the write-off is applied against the specific provision and the debt reduced to its estimated realizable value. Amounts which are written off on the Group’s books must continue to be subject to the same diligence in collection effort as is applied to other loan balances. Interest on Credit Grade 6 (Provision Required) and Grade 7 (Write-Off) loans is accounted for on a cash receipts basis.

      Under the Bank’s policies for interest income recognition, the Bank records cash receipts on loans that are impaired as a reduction to the principal balance.

      At March 31, 2003, the Group’s net investment in impaired loans amounted to €89.1 million (2002: €50.0 million) of which €70.5 million (2002: €34.9 million) was after specific provisions of €104.3 million (2002: €97.1 million).

      The average level of such impaired lending during the year was approximately €170.3 million (2002: €145.3 million).

(6)  Stock Compensation Plan

      The Bank operates a number of stock option schemes. Further details are set out in Note 33.

      The Group has elected to follow APB 25 in accounting for these schemes. Had a fair value basis of accounting for these schemes been applied, as outlined in SFAS No 123, based on fair values at the grant dates, proforma net income and proforma basic earnings per share under US GAAP would have been, €760 million for March 31, 2003 (2002: €661 million and 2001: €681 million) and 75.4c (2002: 65.7c and 2001: 68.3c) respectively.

      The following table summarises the number of options outstanding under the Senior Executive Scheme and weighted average exercise price:

	Year Ended March 31,

	2003		2002

		Weighted		Weighted
		Average		Average
		exercise		exercise
	Number	price	Number	price

Outstanding at beginning of year	6,645,742	5.8828	8,180,804	4.6037
Granted in year	1,023,000	12.4638	986,000	10.9290
Exercised in year	1,889,242	2.7302	2,446,062	3.528
Lapsed in year	45,000	9.6707	75,000	9.5045

Outstanding at end of year	5,734,500	8.0657	6,645,742	5.8828

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

      The following table summarises information about the Executive Stock Options Scheme outstanding at March 31, 2003.

	Number	Weighted	Number
	Outstanding	Average	Exercisable
	at March 31,	Remaining	at March 31,
	2003	Contractual Life	2003

Exercise price (€ cent)
1.436	10,000	2 mths	10,000
1.670	20,000	1yr 2 mths	20,000
2.111	90,000	2yr 2 mths	90,000
2.819	611,000	3yr 3 mths	611,000
3.241	80,000	3yr 8 mths	80,000
4.529	475,000	4yr 3 mths	475,000
5.753	505,100	4yr 8 mths	505,100
8.264	258,000	5yr 2 mths	258,000
8.933	690,000	6yr 4 mths	690,000
8.430	80,250	6yr 8 mths	80,250
6.960	785,000	7yr 2 mths	—
9.150	171,150	7yr 8 mths	—
11.050	702,000	8yr 2 mths	—
10.540	234,000	8yr 8 mths	—
12.500	1,003,000	9yr 3 mths	—
10.650	20,000	9yr 9 mths	—

      The Sharesave Scheme (“SAYE Scheme”) was launched in February 2000 and as a result options over 15,527,008 units of Ordinary Stock (1.6% of the Issued Ordinary Stock) were granted to participating employees at an option price of €5.40, which represented a 20% discount to the then market price. The outstanding options under the Scheme, which stood at 12,470,190 at March 31, 2003 and 13,326,456 at March 31, 2002 and 14,530,120 at March 31, 2001 are exercisable, provided the participant’s savings contracts are complete, between May 2003 and May 2007.

      As at March 31, 2003 conditional awards totalling 779,766 units of stock (2002: 644,825 and 2001: 460,817 units of stock) were outstanding to the current participants of the Long Term Performance Stock Plan.

      The significant weighted average assumptions used to estimate the fair values of the options granted were a risk free rate of return of 4.51% (2002: 4.54%, 2001: 5.05%), expected volatility of 35.7% (2002: 35.65%, 2001: 33.5%) and a dividend yield for the sector of 1.71% (2002: 1.78%,2001: 2.35%). An expected life of 5 years was used in the case of the senior executive Stock Option Scheme. The expected life of the Sharesave scheme options was expected to approximate the period of the savings contracts.

(7)  Earnings per share

      Basic earnings per share (EPS) under U.S. GAAP differs from Irish GAAP only to the extent that income calculated under U.S. GAAP differs from that calculated under Irish GAAP.

      Diluted EPS measures the effect that existing options would have on the Basic EPS if they were to be exercised, by increasing the number of ordinary shares. Under U.S. GAAP, the number of increased shares is reduced by the number of shares that could be bought (using the average market price in the year) with the

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles assumed exercise proceeds (actual proceeds arising on exercise plus unamortised compensation costs, where appropriate). Any options that are antidilutive are excluded from this calculation. (An option is antidilutive when the deemed proceeds is greater than the market price used in the above calculation, there were no antidilutive options in the current or prior year).

	2003			2002

			Per-share			Per-share
	Income	Share No	Amount	Income	Share No	Amount

	€m	(in millions)	Cent	€m	(in millions)	Cent
Basic EPS
Approximate net income (US GAAP) available to ordinary stockholders	767	1007.5	76.1c	667	1005.6	66.3c
Effect of dilutive securities employee share options		9.6			9.6

Diluted EPS	767	1017.1	75.4c	667	1015.2	65.7c

	2001

			Per-share
	Income	Share No	Amount

	€m	(in millions)	Cent
Basic EPS
Approximate net income (US GAAP) available to ordinary stockholders	689	996.8	69.1c
Effect of dilutive securities employee share options		8.9

Diluted EPS	689	1,005.7	68.5c

      Shares (2003: 1.3 million, 2002: 1.0 million, 2001: 1.2 million) were excluded from the computation of diluted EPS above as their effect would have been anti-dilutive.

(8)  Alternative Presentation of Consolidated Statement of Income

      The Group’s share of profits of the life assurance company Bank of Ireland Life has been included under other operating income in the Consolidated Statements of Income. The income statement of the life assurance businesses, if consolidated under U.S. GAAP, would be consolidated within the Group figures on a line by line basis.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

      The following summary consolidated statements of income illustrates this presentation.

	At March 31,

	2003	2002

		(restated)

	(in € millions)
Net interest income	1,729	1,578
Other income	1,272	1,306

Total income	3,001	2,884
Total operating expenses	1,846	1,763

Operating profit	1,155	1,121
Income from associated undertakings	22	1

Profit on ordinary activities before exceptional items	1,177	1,122
Group Transformation Programme	—	(37)
Exceptional item	(164)	—

Profit before tax	1,013	1,085
Taxation on profit on ordinary activities	163	165

Profit on ordinary activities after tax	850	920
Minority interest
— equity	9	2
— non-equity	6	6
Non cumulative preference stock dividends	9	17

Profit for financial year attributable to holders of ordinary stock	826	895

(9)  Alternative presentation of the Consolidated Balance Sheet

      The long-term assurance assets and liabilities of the life assurance business have been classified under separate headings in the consolidated Balance Sheet. Under U.S. GAAP the Balance Sheet of the Life Assurance business would be consolidated with Group figures.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

      The following consolidated Balance Sheet illustrates this presentation.

	At March 31,

	2003	2002

	(in € millions)
Assets:
Cash and balances at Central Banks	679	569
Items in the course of collection from banks	508	554
Central government and other eligible bills	175	79
Loans and advances to banks	7,910	8,660
Loans and advances to customers	56,887	56,577
Securitization and loan transfers	794	1,106
Less: non-returnable amounts	667	964

	127	142
Debt securities	13,763	12,483
Equity shares	3,109	3,344
Own Shares	35	27
Interest in associated undertakings	13	16
Interest in joint ventures	25	4
Intangible Fixed Assets	266	271
Tangible fixed assets	1,582	1,615
Other assets	3,837	2,336
Prepayments and accrued income	589	648

Total Assets	89,505	87,325

	At March 31,

	2003	2002

		(restated)

	(in € millions)
Liabilities:
Deposits by banks	12,617	12,583
Customer accounts	48,496	51,111
Debt securities in issue	9,652	6,374
Items in the course of transmission to banks	136	152
Other liabilities	10,557	9,072
Proposed dividends — equity	238	216
Accruals and deferred income	541	672
Provision for liabilities and charges
— deferred taxation	54	89
— other provisions for liabilities and charges	189	159
Subordinated liabilities	2,703	2,524
Minority interest
— equity	54	91
— non-equity	73	82
Called up capital stock	679	679
Stock premium account	770	773
Capital reserve	436	397
Profit and loss account	2,129	2,143
Revaluation reserve	181	208

Total stockholders’ funds including non-equity interests	4,195	4,200

Total liabilities	89,505	87,325

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

(10) Guarantees

      An element of the Group’s normal banking business is to issue guarantees on behalf of its customers. In almost all cases, the Group will hold collateral against exposure, have a right of recourse to the customer or both. In addition, the Group also issues guarantees on its own behalf. The major categories of these guarantees are:

Financial Guarantees

      These are given to banks and financial institutions on behalf of customers to secure loans, overdrafts and other banking facilities.

      Included within this category are stock borrowing indemnities. These relate to funds managed by the Group on behalf of clients, which participate in stock lending programmes. The Group indemnifies the clients against any losses incurred by the clients resulting from borrower default.

Standby letters of credit

      These are irrevocable commitments to pay a third party, on behalf of our customers, the value of which on demand is subject to certain criteria being complied with. Any amounts paid are debited to the customer accounts. These contracts are used when required in substitution of guarantees due to a greater acceptability in the beneficiary country.

Other guarantees

      This category includes various other guarantees given by the bank on behalf of a customer.

      Details are included in Note 39.

(11) Consolidation

      The Group has certain sponsored entities that do not meet the consolidation criteria of quasi-subsidiaries under FRS 5 but nevertheless fall to be consolidated under US GAAP. Total assets increase by €1,019 million (2002: €836 million)

      In January 2003, the FASB issued FIN 46. This pronouncement modifies the framework for determining consolidation of certain entities that meet the definition of a “variable interest entity”. This is met where the entity either does not have sufficient equity of the appropriate nature to support its expected losses, or the third party equity capital lacks certain characteristics which would be expected to be present within a controlling financial interest.

      The provisions of FIN 46 are immediately effective for variable interest entities created after January 31, 2003. The standard must be applied to all entities beginning in the first fiscal year after June 15, 2003.

      For those variable interest entities which are in existence prior to January 31, 2003, and where the Group has a significant variable interest or it is reasonably possible that the Group would have to consolidate the entity on application of FIN 46, a transitional disclosure is required which quantifies the maximum exposure to loss as a consequence of the Group involvement with the entity. The maximum exposure which is managed within the Group’s risk management framework.

      Where a maximum exposure to loss is quoted this represents the Group’s total exposure and includes both drawn and undrawn lending facilities. The Group’s exposure is determined by changes in value of the variable

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles interests it holds within these entities, which primarily comprise liquidity, credit enhancements, derivative transactions and financing arrangements.

      The following is a summary of the nature, purpose, size and activities of those entities with which the Group is currently involved, and which are expected to be impacted by FIN 46:

A)  Securitisations

The Group has securitised some of its lending portfolios using entities established solely for that purpose. The funding of these entities has been provided by the Group. Total maximum exposure to loss for these entities is €32m, total assets of these entities is €908m, of which €591m are already consolidated by the Group under US GAAP. Further details are outlined in Note 15.

B)  Conduit

Bank of Ireland provides investment advisory services and a liquidity facility to a company involved in a commercial paper conduit program. The company purchases publicly rated marketable investment securities with initial minimum ratings of Aa3/AA — by Moody’s/S&P. The company funds the purchase of the securities by way of an uncommitted loan from a Delaware incorporated company (known as a multi-seller conduit) which in turn issues commercial paper to investors in the US and European commercial paper markets. A US bank administers the day-to-day operations of the company and the multi-seller conduit. The US bank is also responsible for arranging the issuance of the commercial paper by the multi-seller conduit. As of July 15, 2003, the commercial paper issued by the multi-seller conduit is rated P-1/A-1/F1 by Moody’s/S&P/Fitch.

As of March 31, 2003, the Group had an outstanding undrawn liquidity facility to the company amounting to €438.1m. Based on the company acquiring further high quality publicly rated marketable investment securities (with initial minimum ratings of Aa3/AA- by Moody’s/S&P), the liquidity facility provided by the Group to the company could increase to a current maximum of US$1.03bn. The Group’s maximum exposure to loss, in the highly unlikely event of non-performance of the entire portfolio of assets in the company, is represented by the contractual amount of the facility.

46	SFAS NO. 115 “ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES”

      The difference between Irish generally accepted accounting principles (IR GAAP) and those applicable in the U.S. (U.S. GAAP) for debt securities are outlined in Note 45 above.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

46	SFAS NO. 115 “ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES” (continued)

      The book value and market value of the debt securities are analyzed as follows:

	At March 31,

	2003		2002

	Book	Market	Book	Market
	Value	Value	Value	Value

	(in € millions)
Held to maturity	3,227	3,216	3,087	3,106
Available for sale	5,522	5,635	5,265	5,303
Trading	3,588	3,588	2,533	2,533

Total	12,337	12,439	10,885	10,942

      The following table sets out the amortized cost and market value of the available for sale investment portfolio owned by the Group at March 31, 2003 and 2002.

	Available for Sale Investment Portfolio

	2003		2002

	Amortized	Market	Amortized	Market
	Cost	Value	Cost	Value

	(in € millions)
Irish government	271	285	463	449
Other European government	367	409	270	303
US Treasury and US Government agencies	—	—	—	—
Mortgage backed obligation of federal agencies	—	—	—	—
Corporate bonds	4,247	4,304	3,800	3,819
Other securities	637	637	732	732

Total	5,522	5,635	5,265	5,303

      Proceeds from sales of available for sale securities during the year ended March 31, 2003 were €710 million (2002: €90 million). Gross gains of €4 million (2002: €2 million) and gross losses of €nil (2002: €nil) were realized on those sales. Realized gains and losses on available for sale securities are generally computed using the specific identification method.

      The following table shows the maturity distribution of the available for sale investment portfolio at March 31, 2003 based upon amortized cost.

		After One	After Five
	In One	Year	Years
	Year or	Through	Through	After
	Less	Five Years	10 Years	10 Years	Total

	(in € millions)
Irish government	—	—	—	271	271
Other European government	—	353	14	—	367
US Treasury and US Government agencies	—	—	—	—	—
Mortgage backed obligations of federal agencies	—	—	—	—	—
Corporate bonds	1,294	2,565	387	1	4,247
Other securities	637	—	—	—	637

Total	1,931	2,918	401	272	5,522

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

46	SFAS NO. 115 “ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES” (continued)

      The following table sets out the amortized cost and market value of the held to maturity investment portfolio owned by the Group at March 31, 2003 and 2002.

	Held to Maturity Investment Portfolio

	March 31, 2003		March 31, 2002

	Amortized	Market	Amortized	Market
	Cost	Value	Cost	Value

	(in € millions)
Irish government	—	—	—	—
Other European government	1	1	—	—
U.S. treasury and U.S. government agencies	—	—	—	—
Corporate bonds	2,961	2,950	3,082	3,101
Other securities	265	265	5	5

	3,227	3,216	3,087	3,106

      Proceeds from sales of held to maturity securities during the year ended March 31, 2003 were €nil (2002: €nil). Gross gains of €nil (2002: €nil) and gross losses of €nil (2002: €nil) were realised on those sales.

      The following table shows the maturity distribution of the held to maturity investment portfolio of the Group at March 31, 2003 based upon amortized cost.

	Maturity Distribution of
	Held to Maturity Investment Portfolio
	At March 31, 2003

		After One	After Five
	In One	Year	Years
	Year or	Through	Through	After
	Less	Five Years	10 Years	10 Years	Total

Irish government	—	—	—	—	—
Other European government	—	1	—	—	1
U.S. treasury and U.S. government agencies	—	—	—	—	—
Corporate bonds	259	1,631	937	134	2,961
Other securities	—	242	23	—	265

Total	259	1,874	960	134	3,227

47  COMPREHENSIVE INCOME

	At March 31,

	2003	2002	2001

	(in € millions)
Net income in accordance with US GAAP	767	667	689
Other comprehensive income net of tax
Foreign currency translation adjustment	(379)	20	(68)
Net movement on unrealized gains on debt securities	67	4	8
Pension additional benefit obligation	(70)	—	—

Comprehensive income	385	691	629

BANK OF IRELAND GROUP

SIGNATURES

      The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

The Governor and Company of the Bank of Ireland
(Registrant)

Date: July 23, 2003

By:	/s/ MICHAEL D SODEN

Name: Michael D Soden
Title: Group Chief Executive

By:	/s/ JOHN O’DONOVAN

Name: John O’Donovan
Title: Group Chief Financial Officer