Form 20-F
period 2004-03-31
GOVERNOR & CO OF THE BANK OF IRELAND
filed 2004-07-26
CIK 1022575

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

(Mark One) ☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of March 31, 2004:

Ordinary Stock (nominal value of €0.64 per unit): 943,334,507

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

FORWARD-LOOKING INFORMATION

      Certain statements contained in this Annual Report, including any targets, forecasts, projections, descriptions of anticipated cost savings, statements regarding the possible development or possible assumed future results of operations, any statement preceded by, followed by or that includes the words “believes”, “expects”, “aims”, “intends”, “will”, “may”, “anticipates” or similar expressions or the negatives thereof, and other restatements that are not historical facts, are or may constitute forward-looking statements (as such term is defined in the U.S. Private Securities Litigation Reform Act of 1995). Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to (i) risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and UK economies and the international capital markets, the Group’s ability to expand certain of its activities, competition, the Group’s ability to address information technology issues and the availability of funding sources; and (ii) other risks and uncertainties detailed in this Annual Report, including under Item 3 “Key Information — Risk Factors”. The Bank does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

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

      References to “dollars”, “U.S.$”, “$” or “¢” are to United States (“U.S.”) currency, and references to “STG£”, “GBP£” and “pounds sterling” are to United Kingdom (“UK”) currency. Amounts in dollars, unless otherwise stated, for the current financial (fiscal) year have been translated from euro at the rate prevailing on March 31, 2004 as shown below under “Exchange Rates”. This rate should not be construed as a representation that the euro amounts actually denote such dollar amounts or have been, could have been, or could be converted into dollars at the rate indicated.

EXCHANGE RATES

      As a significant portion of the assets, liabilities, income and expenses of the Group is denominated in currencies other than euro, fluctuations in the value of the euro relative to other currencies have had an effect on the euro value of assets and liabilities denominated in such currencies as well as on the Group’s results of operations. The principal foreign currencies affecting the Group’s financial statements are sterling and the dollar. At July 16, 2004, the Noon Buying Rate (as defined below) was U.S.$1.2437 = €1.00.

      The following table sets forth, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) and the rates used by the Group in the preparation of its consolidated financial statements:

	Year ended March 31,

	2004	2003	2002	2001	2000

	(dollars per €)
Euro/dollar rates:
March 31	1.2292	1.0900	0.8717	0.8794	0.9574
Average(1)	1.1808	1.0033	0.8803	0.9069	1.0217
High	1.2848	1.1062	0.9535	0.9648	1.0842
Low	1.0621	0.8750	0.8370	0.8270	0.9328
March 31 rate used by the Group(2)	1.2224	1.0895	0.8724	0.8832	0.9553
Average rate used by the Group(2)	1.1796	1.0051	0.8804	0.9053	1.0247

      The highest noon buying rate for each of the last six months was: June 2004: 1.2320, May 2004: 1.2274, April 2004: 1.2358, March 2004: 1.2431, February 2004: 1.2848, January 2004: 1.2853.

      The lowest noon buying rate for each of the last six months was June 2004: 1.2006, May 2004:1.1801, April 2004: 1.1802, March 2004: 1.2088, February 2004: 1.2426, January 2004: 1.2389.

	Year ended March 31,

	2004	2003	2002	2001	2000

	(STG£ per €)
Euro/sterling rates:
March 31 rate used by the Group(2)	0.6659	0.6896	0.6130	0.6192	0.5985
Average rate used by the Group(2)	0.6926	0.6460	0.6145	0.6145	0.6368

(1)	The average of the Noon Buying Rates on the last day of each month during the financial year.

(2)	The rates used by the Group in the preparation of its consolidated financial statements.

(3)	In the three years to March 31, 2004, certain sterling and US dollar profits were hedged and translated at the following rates;

	€/Stg£	€/US$

Year ended March 31, 2004	—	—
Year ended March 31, 2003	—	—
Year ended March 31, 2002	0.6487	—

SUMMARY INFORMATION

Bank of Ireland Group

      The Bank of Ireland Group is one of the largest Irish financial services groups, with total assets of €106.4 billion (US$130.1 billion) at March 31, 2004. Headquartered in Dublin, the Group operates primarily throughout Ireland and in parts of the United Kingdom.

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

      The Group markets and sells its products on a domestic basis through its extensive nationwide distribution network in Ireland, which consisted of 261 full-time branches and 930 ATMs at March 31, 2004, its direct telephone banking service, direct sales forces and its on-line services. The Group’s market share among credit institutions in Ireland was over 20% of resources and loans outstanding as of March 31, 2004.

      In the United Kingdom the Group operates mainly through a grouping of businesses whose functional currency is sterling (UK Financial Services) incorporating Bristol & West plc (“Bristol & West”), the branch networks in Northern Ireland and Britain and the joint venture with the UK Post Office. UK Financial Services provides lending, savings and investment products to customers and operates advice-based businesses.

      Operations in the rest of the world are primarily undertaken by Bank of Ireland Asset Management which provides fund management services to institutions and pension funds in the U.S., Europe, Australia, Canada and Japan.

      The Group’s financial highlights for the preceding three years are set out below:

	At and for the Year Ended March 31,

	2004	2003	2002

		(restated)(5)	(restated)(5)

	(€ millions, except per unit amounts
	and percentages)
Profit on Ordinary Activities before taxation:
Before exceptional items(1)	1,267	1,177	1,122
After exceptional items(1)	1,170	1,013	1,085
Profit after taxation	962	850	920
Balance Sheet:
Total stockholders’ funds	4,281	4,034	4,077
Total assets	106,431	89,303	87,092
Per unit of €0.64 Ordinary Stock:
Earnings	97.2c	83.4c	90.4c
Diluted earnings	96.6c	82.6c	89.5c
Alternative earnings(2)	106.7c	99.2c	93.4c
Dividends	41.4c	37.0c	33.0c
Ratios (excluding exceptional items)
Return on average total assets(1)(3)	1.1%	1.1%	1.1%
Return on average stockholders’ funds(1)(4)	23.7%	22.4%	24.0%
Capital Ratios:
Tier 1 Capital ratio	7.2%	8.0%	7.6%
Total Capital ratio	11.3%	11.1%	11.5%

(1)	In the year ending March 31, 2004, the exceptional items represent the following:

•	the net proceeds of €36 million on the sale of our share in the alliance between Bank of Ireland Securities Services and State Street Bank,

•	the write-off of the remainder of the goodwill associated with Chase de Vere of €93 million together with some provisions of €22 million for the impairment of certain assets in the IFA business,

•	additional costs of €4 million incurred in relation to restructuring undertaken in previous years, and

•	implementation costs of €14 million associated with the UKFS Business Improvement Programme.

The exceptional items in the year to March 31, 2003 represents the losses relating to the exit from two businesses, Active Business Services and PS Information Resource (IRL) Ltd and the costs associated with the rationalisation of the UK advice-based businesses. In the year to March 31, 2002 the exceptional item represents the charge for the Group Transformation Programme. (See Note 10 to our Consolidated Financial Statements on page F-25).

(2)	Alternative earnings are included herein as in the opinion of the Directors it provides a more meaningful representation of the ongoing performance of the Group and is in accordance with generally accepted accounting principles in Ireland. The alternative earnings per share is calculated based on the profit attributable to the ordinary stockholders before exceptional items (net of tax) and goodwill amortisation (net of tax) and is not adjusted for the effect of all dilutive Ordinary Stock that potentially could be issued.

The calculation of basic earnings per unit is included in Note 13 to our Consolidated Financial Statements. Basic earnings per unit is calculated by dividing profit attributable to ordinary stockholders by the weighted average number of shares in issue excluding own shares held for the benefit of life assurance policyholders. The following table shows a reconciliation of the profit attributable to ordinary stockholders and to the alternative earnings and shows the calculation of alternative earnings per unit.

	2004	2003	2002

		(restated)	(restated)
Profit attributable to ordinary stockholders	935	826	895
Exceptional items (see Note 10)	96	153	30
Goodwill amortisation (see Note 22)	15	20	14

Alternative earnings	1,046	999	939

Weighted average number of shares in issue excluding own shares held for the benefit of life assurance policyholders	961m	991m	990m
Weighted average ordinary shares held for the benefit of life assurance policyholders	19m	17m	16m

Weighted average ordinary shares in issue including own shares for the benefit of life assurance policyholders	980m	1,008m	1,006m

Alternative earnings per unit	106.7c	99.2c	93.4c

(3)	Return on average total assets represents the profit attributable to the ordinary stockholders, before exceptional items and goodwill in the financial years ended March 31, 2004, 2003 and 2002, as a percentage of average total assets. The Group’s management believes that the return on average total assets provide valuable information to readers of its financial statements because it enables the reader to focus more directly on the underlying performance of the Group’s businesses and this measure also reflects an important way in which performance is monitored by the Group’s management. However, while management believes this measure is useful in the evaluation of the Group’s performance, it should not be viewed as a replacement for, but rather as complementary to, the most directly comparable GAAP measure, which is the return on average total assets representing the profit attributable to the ordinary stockholders after exceptional items and goodwill.

	2004	2003	2002

		(restated)	(restated)
Profit attributable to ordinary stockholders	935	826	895
Exceptional items	96	153	30
Goodwill amortisation	15	20	14

	1,046	999	939

Average total Assets	97,623	89,054	82,952

(4)	Return on average stockholders’ funds represents profit attributable to the ordinary stockholders, before exceptional items and goodwill as outlined in Note (3) above, in the financial year ended March 31, 2004, 2003 and 2002, as a percentage of average stockholders’ funds, excluding non-equity interests (2004: €64.9 million, 2003: €66.8 million, 2002: €136.5 million. The Group’s management believes that the return on average stockholders’ funds provides valuable information to readers of its financial statements because it enables the reader to focus more directly on the underlying performance of the Group’s businesses and this measure also reflects an important way in which performance is monitored by the Group’s management. However, while management believes this measure is useful in the evaluation of the Group’s performance, it should not be viewed as a replacement for, but rather as complementary to, the most directly comparable GAAP measure, which is the return on average stockholders’ funds representing profit attributable to the ordinary stockholders, after exceptional items and goodwill.

(5)	Restated to take account of UITF Abstract 37 “Purchases and Sales of Own Shares”, see Note 1 “Basis of Accounting and Accounting Policies” to our Consolidated Financial Statements.

PART 1

Item 1     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT & ADVISORS

      Not applicable.

Item 2     OFFER STATISTICS & EXPECTED TIMETABLE

      Not applicable.

Item 3     KEY INFORMATION

SELECTED FINANCIAL DATA

      The following table presents selected consolidated financial data for the Group for each of the five fiscal years in the five-year period ended March 31, 2004, which have been derived from audited Consolidated Financial Statements of the Group.

      The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements of the Group and the Notes thereto, which are included in this Annual Report. The financial results should not be construed as indicative of financial results for subsequent periods. See Item 5 “Operating & Financial Review and Prospects”.

      A change was undertaken to capitalise procurement fees and amortise these costs in line with the actual product life, which is being adopted on a prospective basis for sales from April 1, 2003; the effect in the Group profit and loss account is a gain of €22 million in the year to March 31, 2004. The comparatives were not restated as the amounts were not material.

      UITF Abstract 37 “Purchases and Sales of Own Shares” was issued on October 28, 2003 and is effective for accounting periods ending on or after December 23, 2003. “Own Shares”, previously shown as asset are now included as a deduction from equity in arriving at stockholders’ funds. As a consequence the financial statements at March 31, 2003 have been restated leading to a decrease in the opening balance of stockholders’ funds of €105m. No profits or losses are recognised in respect of dealings in Bank of Ireland shares. As permitted under Irish legislation, Bank of Ireland Life, the principal life assurance subsidiary of the group, holds for the benefit of its policyholders shares in Bank of Ireland Group. However, under the UITF Abstract these shares are required to be treated as though they were purchased by the Group for its own benefit and treated as treasury shares.

      As required by the UITF Abstract, the cost of the shares at March 31, 2004 has been deducted from stockholders’ funds. This deduction is presented as a separate line on the balance sheet. As a consequence, the related liabilities have been restated and no profit and loss impact arises.

SELECTED CONSOLIDATED FINANCIAL DATA

	At and for the Financial Year Ended March 31,

	2004(1)	2004	2003	2002	2001	2000

			(restated)(12)	(restated)(12)	(restated)(12)	(restated)(12)

		(in € millions, except per unit amounts and percentages)
	$m
Income Statement Data
Amounts in accordance with Irish GAAP:
Interest receivable and similar income	4,463	3,631	3,691	3,980	4,055	3,002
Interest payable and similar charges	2,320	1,887	1,962	2,402	2,633	1,760
Net interest income	2,144	1,744	1,729	1,578	1,422	1,242
Provision for bad and doubtful debts	106	86	100	102	72	56
Other income	1,517	1,234	1,188	1,227	1,115	900
Operating expenses	2,033	1,654	1,662	1,582	1,387	1,167
Income from associated undertakings and joint ventures	36	29	22	1	7	1
Income from ordinary activities before exceptional items	1,557	1,267	1,177	1,122	1,085	920
Exceptional items(3)	(119)	(97)	(164)	(37)	(93)	—
Income before taxation	1,438	1,170	1,013	1,085	992	920
Taxation on income from ordinary activities	256	208	163	165	190	193
Deposit Interest Retention Tax	—	—	—	—	35	—
Minority interests — equity	16	13	9	2	3	3
— non equity	7	6	6	6	7	6
Non-cumulative preference stock dividend	10	8	9	17	26	25
Income attributable to holders of ordinary stock	1,149	935	826	895	731	693
Per Unit of Ordinary Stock
Income attributable to holders of ordinary stock	119.5c	97.2c	83.4c	90.4c	74.6c	69.2c
Alternative income attributable to holders of ordinary stock(4)	131.2c	106.7c	99.2c	93.4c	84.5c	68.4c
Dividends(2)	50.9c	41.4c	37.0c	33.0c	29.0c	23.5c
Amounts in accordance with U.S. GAAP:
Net income attributable to holders of ordinary stock:	1,096	892	767	667	689	628
Net income per unit of ordinary stock
Basic	114.1c	92.8c	77.4c	67.3c	70.3c	62.7c
Diluted	113.3c	92.2c	76.7c	66.7c	69.7c	62.3c
Number of shares used in EPS calculation (in millions)	961	961	991	990	980	1,002
Number of shares used in Alternative EPS calculation (in millions)	980	980	1,008	1,006	997	1,014
Balance Sheet Data
Amounts in accordance with Irish GAAP:
Total assets	130,825	106,431	89,303	87,092	78,695	67,857
Loans and advances to customers	83,020	67,540	56,887	56,577	51,147	44,844
Loans and advances to banks	9,530	7,753	7,480	8,385	8,115	6,972
Allowance for loan losses	580	472	480	500	430	398
Deposits, short-term borrowings and other accounts	103,710	84,372	70,765	70,068	62,310	54,121
Dated capital notes	2,777	2,259	1,290	1,559	1,549	1,504
Undated capital notes	1,749	1,423	1,413	965	961	362
Minority interests — equity	66	54	54	91	5	5
— non equity	93	76	73	82	81	87
Called up capital stock	835	679	679	679	691	690
Reserves	4,428	3,602	3,355	3,398	3,033	2,513
Total stockholders’ funds including non-equity interests	5,262	4,281	4,034	4,077	3,724	3,203
Amounts in accordance with U.S. GAAP:
Stockholders’ equity	5,308	4,318	4,063	4,157	4,035	3,625
Total assets	133,271	108,421	91,386	88,542	79,903	68,506

	At and For the Financial Year Ended March 31,

	2004	2003	2002	2001	2000

		(restated)(12)	(restated)(12)	(restated)(12)	(restated)(12)

	(in percentages)
Other Financial Data
Return on average total assets(5)	1.1	1.1	1.1	1.1	1.2
Return on average stockholders’ funds(6)	23.7	22.4	24.0	24.8	24.7
Net interest margin(7)	2.2	2.3	2.3	2.3	2.5
Net interest margin, tax equivalent basis(8)	2.2	2.4	2.3	2.4	2.6
Cost/income ratio(9)	54	56	56	54	54
Allowance for loan losses to total loans	0.7	0.8	0.9	0.8	0.9
Provisions for bad and doubtful debts to average total loans	0.1	0.2	0.2	0.2	0.1
Tier 1 capital ratio(10)	7.2	8.0	7.6	7.8	7.4
Total capital ratio(10)	11.3	11.1	11.5	12.4	11.8
Average stockholders’ equity to average total assets(11)	4.0	4.3	4.4	4.2	4.5

(1)	Translated solely for convenience into dollars at €1.00 = U.S.$ 1.2292, the Noon Buying Rate on March 31, 2004.

(2)	See Item 8 “Financial Information — Dividend Policy” for details of dividends per unit of Ordinary Stock in dollars.

(3)	In the year ended March 31, 2004, the exceptional items represent the following:

•	the net proceeds of €36 million on the sale of our share in the alliance between Bank of Ireland Securities Services and State Street Bank,

•	the write-off of the remainder of the goodwill associated with Chase de Vere of €93 million together with some provisions of €22 million for the impairment of certain assets in the IFA business.

•	additional costs of €4 million incurred in relation to restructuring undertaken in previous years.

•	implementation costs of €14 million associated with the UKFS Business Improvement Programme.

The exceptional items in the year to March 31, 2003 represents the losses relating to the exit from two businesses, Active Business Services and PS Information Resource (IRL) Ltd and the costs associated with the rationalisation of the UK advice-based businesses. In the year to March 31, 2002 the exceptional item represents the charge for the Group Transformation Programme (see Note 10 to our Consolidated Financial Statements on page F-25). The exceptional items in the year to March 31, 2001 represent the charge for the Group Transformation Programme and the DIRT settlement.

(4)	Alternative earnings is included herein as in the opinion of the Directors it provides a more meaningful representation of the ongoing performance of the Group and is in accordance with generally accepted accounting principles in Ireland. The alternative earnings per share is calculated based on the profit attributable to the ordinary stockholders before exceptional items (2004: €96 million, 2003: €153 million, 2002: €30 million, 2001: €104 million, 2000: nil) and goodwill amortisation (2004: €15 million, 2003: €20 million, 2002: €14 million, 2001: €7 million, 2000: nil) and is not adjusted for the effect of all dilutive potential Ordinary Stock. — See Note (2) on page 7 for a reconciliation of alternative earnings per share to basic earnings per share.

(5)	Return on average total assets represents profit attributable to the ordinary stockholders, before exceptional items and goodwill amortisation as a percentage of average total assets. The calculation of the average balances for all years includes daily, weekly or monthly averages for certain reporting units. See Item 5 “Operating & Financial Review and Prospects — Average Balance Sheet and Interest Rates”. The Bank considers these average balances to be representative of the operations of the Group.

(6)	Return on average stockholders’ funds represents profit attributable to the ordinary stockholders, before exceptional items as outlined in Note (3) above as a percentage of average stockholders’ funds, excluding non-equity interests (2004: €64.9 million, 2003: €66.8 million, 2002: €136.5 million, 2001: €212.8 million and 2000: €206.1 million).

(7)	Net interest margin represents net interest income as a percentage of average interest earning assets.

(8)	Net interest margin on a tax equivalent basis includes an adjustment to reflect tax benefits received by the Group in return for undertaking certain lending (“tax-based lending”) at rates which differ from normal market rates in return for tax relief arising from various incentives and reliefs. The net interest margin is reduced as a result of such lending activity and this tax-equivalent adjustment reflects the tax savings associated with such activity.

	2004	2003	2002	2001	2000

Net Interest Income	1,744	1,729	1,578	1,422	1,242
Grossing up	35	27	36	36	46

	1,779	1,756	1,614	1,458	1,288

Average Earning Assets	80,672	73,810	69,904	61,279	50,489

      The Group’s management believes that net interest margin provides valuable information to readers of its financial statement because it enables the reader to focus more directly on the underlying performance of the Group’s businesses and this measure also reflects an important way in which performance is monitored by the Group’s management. However, while management believes this measure is useful in the evaluation of the Group’s performance, it should not be viewed as a replacement for, but rather as complementary to, the most directly comparable GAAP measure, which is net interest margin as in Notes (7) above.

(9)	The cost/income ratio is determined by dividing the total expenses before goodwill amortisation of the Group by the total income of the Group including income from associates and joint ventures.

	2004	2003	2002	2001	2000

Total costs	1,654	1,662	1,582	1,387	1,167
Goodwill amortisation	19	23	15	7	—

	1,635	1,639	1,567	1,380	1,167

Total Income	3,007	2,939	2,806	2,544	2,143

      The Group’s management believes that cost/income ratio provides valuable information to readers of its financial statements because it enables the reader to focus more directly on the underlying performance of the Group’s businesses and this measure also reflects an important way in which performance is monitored by the Group’s management. However, while management believes this measure is useful in the evaluation of the Group’s performance, it should not be viewed as a replacement for, but rather as complementary to, the most directly comparable GAAP measure, which is the cost/income ratio determined by dividing the total expenses including goodwill amortisation by the total income of the Group.

(10)	The target standard risk-asset ratio set by the Basel Committee is 8%, of which the Tier 1 element must be at least 4%. The minimum risk-asset ratio is set by IFSRA and satisfies capital adequacy requirements of the European Union.

(11)	Average stockholders’ equity includes non-equity interests.

(12)	Restated to take account of UITF Abstract 37 “Purchases and Sales of Own Shares”, see Note 1 “Basis of Accounting and Accounting Policies” to our Consolidated Financial Statements.

RISK FACTORS

      Set out below are certain risk factors which could affect the Group future results and financial position and cause them to be materially different. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

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

      The Group has implemented risk management methods to mitigate and control these and other market risks to which the Group is exposed. However, it is difficult to predict changes in economic or market conditions and to anticipate the effects that such changes could have on the Group’s financial performance and business operations. See Item 11 “Market Risk — Risk Management and Control” for a discussion on these risks.

Operational risks are inherent in the Group’s business.

      The Group’s business depends on the ability to process a large number of transactions efficiently and accurately. Losses can result from inadequate or failed internal control processes, and systems, human error, fraud or from external events that interrupt normal business operations. Although the Group has implemented risk controls and loss mitigation actions and substantial resources are dedicated to developing efficient procedures and training to staff, it is only possible to be reasonably, but not absolutely certain that such procedures will be effective. See Item 11 — “Market Risk — Risk Management and Control — Operational risk”.

The Group’s businesses are subject to substantial legal, regulatory and governmental requirements and oversight.

      The Group is subject to financial services laws, regulations, administrative actions and policies in each location in which the Group operates. The nature and impact of these changes are unpredictable and outside the control of the Bank. Changes in supervision and regulation, in particular in Ireland and the UK, could materially affect the Group’s business, the products and services offered or the value of assets. In recent times there have been significant regulatory changes in Ireland, the UK and the US which have resulted in increased compliance responsibilities.

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

Item 4     INFORMATION ON THE COMPANY

GENERAL

      The Governor and Company of the Bank of Ireland was established as a chartered corporation by an Act of the Irish Parliament of 1781/2 and by a Royal Charter of King George III in 1783. The Bank of Ireland Group is one of the largest financial services groups in Ireland with total assets of €106.4 billion at March 31, 2004. The address of the principal executive offices is Lower Baggot Street, Dublin 2 (Telephone +353-1-6615933).

      The Group provides an extensive range of banking and other financial services. All of these services are provided by the Group in Ireland, with a less comprehensive range offered in the United Kingdom.

      The Group has a network of retail branches in Ireland and the United Kingdom. Its international business has centres in Dublin and London. In addition, the Group has a representative office in Frankfurt and a wholly owned subsidiary in the Isle of Man.

      The Group provides fund management services through Bank of Ireland Asset Management and in addition to its commercial banking business, the Bank has an instalment finance business, operated through its business unit, Bank of Ireland Finance and an international asset financing subsidiary, Bank of Ireland International Finance Limited; the latter is headquartered in the International Financial Services Center (“IFSC”) in Dublin. Other subsidiaries include Bank of Ireland Life Holdings plc, a life assurance and pensions company in Ireland, ICS Building Society our home mortgage businesses in Ireland and Bank of Ireland Home Mortgages Limited (“BIM”) and Bristol & West in Britain.

      The Group also holds 90.44% of the equity shares and 49% of the voting shares of J&E Davy Holdings Limited, the holding company for J&E Davy Stockbrokers (“Davy Stockbrokers”), a leading Irish stockbroker. The remaining equity and voting interests in J&E Davy Holdings Limited are held by the management of J&E Davy Holdings Limited.

RECENT DEVELOPMENTS

•	Brian J. Goggin was appointed Group Chief Executive on June 3, 2004, following the resignation of Michael D. Soden on May 29, 2004.

•	Sir Michael Hodgkinson, Declan McCourt and Terry Neill were co-opted to the Court as non-executive Directors since year-end.

•	On June 25, 2004 the Group through its subsidiary, Bank of Ireland Asset Management (“BIAM”), acquired an additional 15% interest in Iridian Asset Management (“Iridian”) in accordance with the terms of the Iridian Purchase Agreement dated May 2002.

•	First Rate Enterprises and FCEC (First Rate Enterprises’ U.S. business acquired in April 2003) have recently won a tender to offer Foreign Currency Services for an initial 12-month pilot period, commencing in June 2004, with Canada Post Corporation. The pilot programme is based in thirty post office branches in three major Canadian cities.

•	Restructure of the Retail Division.

         The restructure in Retail was designed to provide enhanced focus on key market segments and to achieve operational efficiencies.

•	Bank of Ireland completed the sale of its 50% shareholding in EuroConex Technologies Limited (“EuroConex”) to Nova EuroConex Holdings BV, a subsidiary of US Bancorp, on June 29, 2004.

•	On July 5, 2004, Bank of Ireland announced the reorganisation of its mortgage business by means of a transfer of substantially all of its Irish residential mortgage portfolio (valued in excess of 9 billion euro) to a new wholly-owned subsidiary, Bank of Ireland Mortgage Bank. Bank of Ireland Mortgage Bank is the holder of a banking licence issued by the Central Bank and Financial Services Authority of Ireland (the “Authority”) on July 1, 2004, and is registered as a mortgage designated credit institution. It will henceforth originate the Irish residential mortgages formerly originated by Bank of Ireland. The transfer of the relevant mortgages was effected by means of an order of the Authority on July 2, 2004 pursuant to the Irish Asset Covered Securities Act, 2001 (the “ACSA”). The ACSA permits the establishment of a restricted activity bank that may issue securities secured in favour of certain preferred creditors (primarily the holders of asset covered securities issued by the bank) by means of a statutory preference on a ring-fenced pool of assets. It is currently intended that bond issuance by Bank of Ireland Mortgage Bank would occur in the near future.

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

      The Group markets and sells its products on a domestic basis through its extensive nationwide distribution network in Ireland, which consisted of 261 full-time branches and 930 ATMs at March 31, 2004, its direct telephone banking service, direct sales forces and its on line services. The Group’s market share among credit institutions in Ireland was over 20% of resources and loans outstanding as of March 31, 2004.

      In the United Kingdom the Group operates mainly through a grouping of businesses, UK Financial Services, whose functional currency is sterling. The grouping consists of Bristol & West, the branch networks in Northern Ireland and Britain as well as Chase de Vere Financial Solutions. UK Financial Services provides lending, savings and investment products to customers and operates advice based businesses. During the year, the Group completed a Joint Venture agreement with the UK Post Office to enable the Group to distribute the Group’s products through the Post Office network.

      Operations in the rest of the world are primarily undertaken by Bank of Ireland Asset Management which provides fund management services to institutions and pension funds in the U.S., Europe, Australia, Canada and Japan.

STRATEGY

Strategic Focus

      The Group has a clear four-part strategy. While the emphasis on each of the four components may vary depending on opportunity and market circumstances, the Group’s general strategic focus has not changed radically and remains fundamentally that which has delivered 13 years of uninterrupted profit growth. The Group believes the strategy is simple and well proven and will continue to deliver growth.

      The strategy is based on the twin principles of growth and efficiency and has four distinct elements all of which are performing strongly:

•	Organic Growth,

•	Portfolio Management,

•	Capital Management, and

•	Strategic Cost Management.

      The first two of these are the engines for growth while the latter two are about running the Group in the most efficient way possible, both from a balance sheet and operating perspective.

      Underpinning the Group strategy are the five Group goals which are:

•	an undiminished focus on Ireland and the UK as a source of continued organic growth, especially in market segments in which we have not reached our full potential;

•	the achievement of an increasing proportion of profits from our international businesses;

•	a continued drive to increase the proportion of revenues from non-interest income;

•	the achievement of an industry-leading cost performance in every Group business; and

•	optimisation of the mix of our capital structure and capital allocations to deliver enhanced stockholder returns.

      The Group believes the achievement of its strategic goals is also supported by an excellent credit culture, a commitment to the highest standards of corporate governance and behaviour, and a focus on the development of the management and people skills that are essential to progress in the modern financial services environment.

CORPORATE STRUCTURE

      The Group organises its businesses into Retail Republic of Ireland, Bank of Ireland Life, Wholesale Financial Services, UK Financial Services, Asset Management Services, UK Post Office Joint Venture and Group and Central. The Group’s operations extend geographically throughout Ireland and the United Kingdom. The Segmental Analysis note is shown in Note 2, on pages F-17 to F-21 and outlines a detailed analysis of profit contributions by both geographic segments and by business classes.

      The following table shows the profit contribution by business for the three years ended March 31, 2004 and the total assets at March 31, 2004, 2003 and 2002. In order to show profit for each business on a comparable basis, a tax equivalent adjustment has been made to reflect tax benefits the Group has received in return for undertaking certain tax-based lending at rates below market rates to provide incentives for industrial development.

	For the Financial Year Ended March 31,

	2004	%	2003	%	2002	%

			(restated)(3)		(restated)(3)

	(in € millions, except percentages)
Income Before Tax
Retail Republic of Ireland	419	33	390	33	336	30
Bank of Ireland Life	147	12	87	7	122	11
Wholesale Financial Services	371	29	367	31	334	30
UK Financial Services	373	29	359	31	324	29
Asset Management Services	125	10	113	10	126	11
UK Post Office Joint Venture	(3)	—	—	—	—	—
Group and Central	(115)	(9)	(85)	(7)	(64)	(6)
Tax equivalent adjustment(1)	(50)	(4)	(54)	(5)	(56)	(5)

Income from ordinary activities before exceptional items	1,267	100	1,177	100	1,122	100
Exceptional items	(97)	—	(164)	—	(37)	—

Income before taxation	1,170	100	1,013	100	1,085	100

	At March 31,

	2004	%	2003	%	2002	%

			(restated)(3)		(restated)(3)

	(in € millions, except percentages)
Assets
Retail Republic of Ireland	36,324	23	29,261	23	24,768	21
Bank of Ireland Life	7,401	5	5,728	4	6,028	5
Wholesale Financial Services	60,328	39	50,530	40	42,406	37
UK Financial Services	38,716	25	32,841	26	35,292	31
Asset Management Services	1,606	1	1,611	1	930	1
UK Post Office Joint Venture	—	—	—	—	—	—
Group and Central	10,110	7	7,416	6	5,533	5

Total(2)	154,485	100	127,387	100	114,957	100

(1)	The Group undertakes tax based transactions at rates which are less than normal market rates in return for tax relief arising from various incentives and reliefs. To assist in making valid comparison of pre-tax performance, the analysis of business unit performance is grossed up.

(2)	Total Assets include intra-group items of 2004: €48,054 million (2003: €38,084 million, 2002: €27,865 million).

(3)	Restated to reflect the transfer of Private Banking to Retail Republic of Ireland from Wholesale Financial Services and Isle of Man changed from Wholesale Financial Services to UK Financial Services.

Retail Republic of Ireland

      Retail Republic of Ireland includes all the Group’s branch banking operations in the Republic of Ireland. The branches offer a wide range of financial products and services in addition to the deposit, lending, checking account and other money transmission services traditionally offered by banks. It also includes ICS Building Society (“ICS”), Private Banking, instalment credit and leasing facilities, as well as a direct telephone banking unit, credit card operations and commercial finance/ factoring businesses.

      As at March 31, 2004, Branch Banking Republic operated 261 full-time branches. A full range of banking services is provided to all major sectors of the Irish economy including small- and medium-sized commercial and industrial companies. Branches provide checking accounts, demand and term deposit accounts, overdrafts, term loans and home loans as well as customary money transmission and foreign exchange services. Also available through branches are credit cards and assurance and investment products as well as the loan and deposit products of other Group businesses.

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

      Banking 365, a direct selling operation, offers personal loan facilities by telephone, outside as well as during normal business hours and it also operates a call centre which deals with customer queries and processes transactions.

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

Wholesale Financial Services

      The principal constituents of this division are Corporate Banking, Global Markets (previously Treasury and International Banking), Davy, First Rate Enterprises Limited and IBI Corporate Finance Limited.

      Corporate Banking provides an integrated banking service to a significant number of the major corporations in Ireland. The range of lending products provided includes overdraft and short-term loan facilities, term loans, project financing, tax sheltered lending and leasing. Corporate Banking also manages Bank of Ireland International Finance Limited, which is headquartered in the IFSC in Dublin. This company is engaged in international asset financing, the provision of structured financial transactions in Europe, leveraged acquisition and project finance, and syndicated lending to major multi-national companies, principally in the United Kingdom and the United States.

      Global Markets is responsible for the Group’s liquidity and funding requirements and interest and exchange rate risk management. In Dublin, Global Markets deals in a full range of market instruments on behalf of the Group itself and the Group’s principal corporate clients. Activities include dealing in foreign exchange spot and forward contracts, interbank deposits and loans, financial futures, bonds, swaps and forward rate agreements and equity tracker products. Global Markets is also represented overseas in Bristol, in the United Kingdom.

      Davy is one of the largest stockbrokers in Ireland in both the gilt and equity markets (based on turnover in the gilt market and commissions in the equity market).

      First Rate Enterprises Limited (“First Rate”) specialises in the provision of foreign exchange services through a number of separate businesses. In Ireland, First Rate Ireland operates through its own bureaux and agencies in hotels and shops in key tourist locations. It also provides foreign exchange services to An Post (the

Irish postal service) and has responsibility for the provision of foreign exchange currency and travellers cheques to the Bank of Ireland Branch Network. In the UK, First Rate Travel Services operates a joint venture with the UK Post Office supplying the UK Post Office with foreign exchange currency and travellers cheques. In the U.S., Foreign Currency Exchange Corp. (“FCEC”), acquired in April 2003, operates its own retail outlets and provides Foreign Exchange Services to banks and hotels across the U.S. In Canada, First Rate/ FCEC have won a tender to offer foreign currency services for an initial 12-month pilot period, commencing in June 2004, with Canada Post Corporation.

      IBI Corporate Finance Limited acts as a financial advisor to companies in Ireland and Britain in connection with take-overs, mergers and restructurings, other acquisitions and disposals and the raising of equity and loan capital, public flotations and stock exchange listings.

UK Financial Services

      UK Financial Services (“UKFS”) brings together all of the Group’s significant activities in the sterling area. The UKFS structure facilitates the operation of business units by customer segments and needs rather than by traditional brand considerations. The Group believes that the combination of businesses in UKFS represents a business of scale within the UK Financial Services marketplace.

      Bristol & West provides standard and non-standard residential mortgages, savings and investment products to retail customers, and operates advice based businesses and is based in Bristol, operating out of 98 branches located mainly in the Southwest of England. Bristol & West also operates through broker and intermediary channels in sourcing residential mortgages.

      Savings and investment products include traditional savings accounts, online and postal savings accounts, single premium bonds, Individual Savings Accounts and guaranteed equity products.

      Bristol & West’s principal subsidiaries are Bank of Ireland Home Mortgages, a centralised mortgage lender, and Chase de Vere Financial Solutions plc, an independent financial advisor and provider of online services. Chase de Vere Financial Solutions plc was formed on June 1, 2003 from the merger of Chase de Vere Investments and MX Moneyextra Financial Solutions, both of which had previously operated within the Bristol & West Group.

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

Asset Management Services

      Asset Management Services provides asset management, custody and administration services to investors globally. The division is comprised of Bank of Ireland Asset Management (“BIAM”), Bank of Ireland Securities Services (“BOISS”) and Iridian Asset Management. BIAM is the investment management arm of the Bank of Ireland Group. It provides active and passive investment services for Irish institutional clients and active management of equities and fixed interest securities for international clients. It also acts as sub-advisor for a number of retail distributors in Ireland and overseas. The company’s head office is located in Dublin and it has nine international offices servicing clients across five continents. It had assets under management of €57.5 billion at March 31, 2004.

      BOISS is the investment administration and custodial arm of the group. It has offices in Dublin’s IFSC and provides a full range of fund administration services to leading international fund managers and it supplies a full range of custody services for all Irish and UK instruments to an international and domestic client base as well as offering a full administration out-sourcing service to fund managers. Assets under administration/custody were €134 billion at March 31, 2004.

      Iridian is a specialist U.S. domestic equity manager, operating in the largest product segment of the U.S. market. The Group acquired a 61% interest in Iridian in September 2002 and a further 15% in June 2004 and can acquire the remaining 24% in future years, see Recent Developments on page 15. Iridian had assets under management of $9.8 billion at March 31, 2004.

Group and Central

      Group and Central mainly includes earnings on surplus capital, and unallocated central overheads.

UK Post Office Joint Venture

      On March 19, 2004 Bank of Ireland UK Holdings plc signed a contract to acquire a 50.01% holding in the entity, Midasgrange Limited (trading as Post Office Financial Services), to sell financial products through the Post Office distribution network for a consideration of €149 million (£100 million). The remaining 49.99% holding is owned by Post Office Limited. The joint venture entity is being managed jointly by both parties according to the shareholder agreement and as such is currently being accounted for as a joint venture using the gross equity method.

      The acquisition gave rise to goodwill of €81 million (£55 million) which has been capitalised and will be written off to the profit and loss account over its useful estimated life of 10 years. An amount of €0.2 million (£0.2 million) was written off for the period through to the year end.

      An additional payment was made of €44 million (Stg£29 million) to the UK Post Office for the use of the Post Office Brand in connection with the business of the joint venture. This is considered to be part of the goodwill arising on the Group’s investment and will be written off to the profit and loss account over its useful estimated life of 10 years.

Material Subsidiaries

      The principal group undertakings at March 31, 2004 were:

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

DESCRIPTION OF PROPERTY

      At March 31, 2004 the Bank operated 325 full-time retail bank branches of which 261 were in Ireland, 44 in Northern Ireland and 20 in Britain. Additionally, the Bank has a representative office in Frankfurt, and wholly owned subsidiary in the Isle of Man. The majority of these premises are owned directly by the Group with the remainder being held under commercial leases. The premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for the Bank’s current and anticipated operations.

      The Bank of Ireland Group headquarters, located at Lower Baggot Street, Dublin, Ireland, comprises a complex of three buildings constructed in the 1970s having approximately 18,600 square metres (200,000 square feet) net floor space. The freehold interest in the Bank’s headquarters is held in trust on behalf of the Bank of Ireland Staff Pension Fund, which is the Group’s principal pension fund. The Group also occupies approximately 56,578 square metres (609,000 square feet) net for central functions in Dublin.

      The Bank occupies approximately 2,600 square metres (28,000 square feet) net floor space in Queen Street, London. These premises are held on a lease which expires in 2011.

      Bristol & West’s Head Office is located at Temple Quay, Bristol, England. The administrative buildings occupy approximately 35,000 square metres (373,000 square feet) net floor space. It has a network of 98 operational branches.

      The Head Office of New Ireland Assurance, now part of Bank of Ireland Life, is located at 9/12 Dawson Street, Dublin, Ireland. The Head Office and administrative buildings occupy approximately 4,900 square metres (53,000 square feet) net floor space. It has a network of 18 operational branches.

      Bank of Ireland Asset Management relocated its Head Office in October 2003 to a new building of approximately 9,290 square metres (100,000 square feet) net floor space held on a commercial lease which expires in 2028. The premises are being shared with other Group units including Bank of Ireland Private Banking and IBI Corporate Finance.

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

      The Group also competes in the corporate and investment banking services areas with a range of other domestic and foreign banks. There is also competition from the building societies, the Post Office, credit unions and national savings organizations in both Ireland and Northern Ireland. The general competitive environment in Ireland has been affected by the operation of the Competition Act, 2002 which is modelled closely on Articles 81 and 82 of the EC Treaty, and by the implementation of EC Directive 89/646 of December 15, 1989 (known as the “Second Banking Coordination Directive”), which permits in Ireland the establishment of branches and the provision of cross border services by banks headquartered elsewhere in the European Union.

Britain

      The Bank of Ireland Group’s operations in Britain are small in the overall market context. Britain has a very highly competitive and sophisticated financial market with over 500 licensed banking institutions with extensive retail networks. In addition, there are approximately 80 building societies, and the major insurance companies which also operate nationwide branch networks.

      In Britain, the Group’s principal competitors include, in addition to building societies, other providers of personal financial services, such as banks and insurance companies. Each of these types of financial service providers has expanded the range of services offered in recent years.

SUPERVISION AND REGULATION

IRELAND

      The Central Bank and Financial Services Authority of Ireland Act, 2003 was enacted in April 2003. The Act brings under one supervisory umbrella all of the financial services activities in the State. The Financial Services Regulatory Authority of Ireland (the “Regulatory Authority” or “IFSRA”) is a constituent part of the Central Bank but has no responsibility either for contributing to the stability of the financial system or promoting the efficient and effective operating of payment and settlement systems (the responsibility of the Central Bank) or for holding and managing the foreign reserves of the State, promoting the efficient and effective operations of settlement systems or for the performance of functions imposed on the Central Bank under the Rome Treaty or the European System of Central Banks Statute (the sole responsibility of the Governor of the Central Bank). By contrast, the Regulatory Authority is entrusted with the supervisory activities of the former Central Bank under 29 designated enactments and 35 statutory instruments or orders listed in the Act of 2003. Although the Chairperson, the Chief Executive and four other members of IFSRA are members of the Board of Directors of the Central Bank, IFSRA itself has a subsidiary structure comprising the Chairperson, the Chief Executive, the Consumer Director and no fewer than six and no more than eight other persons. Two particular features of the Central Bank and Financial Services Authority of Ireland Act should be noted. First, it established as a separate function the office of the Consumer Director with particular responsibility for the administration of the Consumer Credit Act, 1995, and the consumer protection provisions of other supervisory enactments. The Consumer Credit Act had been administered by a separate office, the Director of Consumer Affairs, since 1995. Second, it established the Irish Financial Services Appeal Tribunal which will hear and determine appeals under any of the designated enactments or statutory instruments referred to above that have the effect of imposing a sanction or liability on any person. The provisions relating to the Irish Financial Services Appeal Tribunal are not yet effective.

      The architecture of IFSRA was completed with the enactment in July 2004 of the Central Bank and Financial Services Authority of Ireland Act, 2004. The Act enables IFSRA to consider any contravention of a designated enactment or designated statutory instrument, to call witnesses, demand documentation, compel attendance and hold hearings in public in respect of the alleged contravention. If contraventions are substantiated, IFSRA may decide either to caution or reprimand a financial services provider or any person connected with a financial services provider, require the payment of a monetary penalty, or impose a disqualification order on a natural person. Fines of €5 million can be imposed on bodies corporate or up to €500,000 on a natural person. In the case of a natural person disqualified by IFSRA no financial services provider may engage them in employment thereafter. Decisions of IFSRA are appealable to the Irish Financial Services Appeal Tribunal. The Act of 2004 also establishes the Financial Services Ombudsman Council which is empowered to deal with complaints by consumers by way of mediation, investigation and adjudication. The Act also establishes consultative panels, one representing consumer interests and one representing the financial services industry. Finally, in a significant enhancement of the corporate governance and compliance environment, the Act imposes additional responsibilities on financial services providers in respect of directors’ compliance statements. The Companies (Auditing & Accounting) Act, 2003 will (on commencement of the relevant sections) require the directors of companies to produce a compliance statement in respect of: all company law, all tax law and any other statutory regime which would have a significant impact on the financial statements of the company in question. The Act of 2004 enables IFSRA to call upon a financial services provider to produce a compliance statement in respect of any designated enactment or designated statutory instrument. The Act does, however, enable a financial services provider that has prepared a directors’ compliance statement under the Companies (Auditing & Accounting) Act, 2003 to rely on that statement in connection with compliance with designated enactments and designated statutory instruments under the new financial services regulatory regime.

      In respect of banking operations in Ireland, the provisions of the Central Bank of Ireland Acts, 1942 to 1998, the Central Bank and Financial Services Authority of Ireland Act, 2003, the European Communities (Consoli-

dated Supervision of Credit Institutions) Regulations, 1992 (the “1992 Consolidated Supervision Regulations”) and the European Communities (Licensing and Supervision of Credit Institutions) Regulations 1992 (the “1992 Licensing Regulations”) apply to the Group.

      All licensed banks are obliged to draw up and publish their annual accounts in accordance with the European Union’s legislation and regulation. Subject to the provisions of the 1992 Licensing Regulations relating to mutual recognition of credit institutions authorized elsewhere in the European Union, the Central Bank Act, 1971 (as amended) (the “1971 Act”) restricts the carrying-on of banking business in Ireland to holders of licenses granted under the 1971 Act. The 1971 Act stipulates that license holders must maintain a minimum deposit with IFSRA. IFSRA has a qualified discretion to grant or refuse a license and may attach conditions to any licenses granted. Bank of Ireland holds a license granted under the 1971 Act and no conditions have been attached to it. In September 2000, by means of a scheme of transfer under Part III of the 1971 Act, Bank of Ireland Finance Limited transferred all of it business and undertakings to Bank of Ireland and surrendered its license. In April 2004, also by means of a scheme of transfer under Part III of the 1971 Act, the Investment Bank of Ireland transferred all of its business and undertakings to Bank of Ireland and surrendered its Banking Licence. In July 2004, a banking licence issued to Bank of Ireland Mortgage Bank and, by means of a scheme under the Asset Covered Securities Act, 2001 substantially all of Bank of Ireland’s residential mortgage portfolio in Ireland was transferred to Bank of Ireland Mortgage Bank. IFSRA, after consultation with the Minister for Finance, may revoke a license under certain circumstances specified in the 1971 Act.

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

      The Group is also subject to EC Directives relating to capital adequacy, and in the area of monitoring and control of large exposures. The EC Directives have been implemented in Ireland by way of administrative notice, and were codified into a single text by Directive 2000/12/ EC of March 20, 2000.

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

      The criteria for approval require the Minister to be satisfied that an acquisition would be in the interests of proper and orderly regulation of banking, and would be in the public interest, particularly in the context of the continued availability of financial services on a social and geographical basis.

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

      Under the European Communities (Deposit Guarantee Schemes) Regulations, 1995 (amended in 1999 and 2002) IFSRA also operates a statutory depositor protection scheme to which both licensed banks and building societies are required to make contributions amounting to 0.2% of their total deposits. The Regulations extend to branches of the Bank in other European Union States under the principle of “home country” control. The maximum level of compensation payable to any one depositor is 90% of the aggregate deposits held by that depositor subject to a maximum compensation of €20,000.

      In parallel with European initiatives relating to the mutual recognition of credit institutions authorised elsewhere in the European Union, the legislative authorities of the European Union have enacted a number of measures designed to achieve similar liberalization in the investment services sector.

      The Investor Compensation Act, 1998 provides for the payment of compensation to clients of investment business firms, stock exchange member firms, credit institutions and assurance intermediaries (all “Investment Firms”) when an Investment Firm is unable to return money or investment instruments belonging to clients. IFSRA is the supervisory authority for investor compensation schemes. The Investor Compensation Company Limited administers investor compensation arrangements. Investment Firms are required to contribute to a fund maintained by the Company to pay compensation to clients of Investment Firms. The Act allows separate compensation schemes to be put in place, subject to IFSRA, for certified persons under the Investment Intermediaries Act. Clients of Investment Firms will be entitled to compensation of up to the lesser of €20,000 or 90% of the sum lost.

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

UNITED KINGDOM

      In respect of the Group’s separate banking operations in Northern Ireland and Britain, the Bank has the status of “European Institution” under the Banking Coordination (Second Council Directive) Regulations, 1992 (the “Regulations”) and is entitled to carry on in the United Kingdom any of the listed activities in the Second Banking Coordination Directive which it is authorised to carry on in Ireland.

      Powers of the Financial Services Authority (“FSA”) in relation to European Institutions are limited because, pursuant to the principle of “home country” control incorporated in the Second Banking Directive, IFSRA, as the competent authority in Ireland, has primary responsibility for the supervision of credit institutions incorporated in Ireland. The FSA, however, has a specific responsibility to cooperate with IFSRA in ensuring that branches of European credit institutions from Ireland maintain adequate liquidity in the United Kingdom. The FSA also has the responsibility to collaborate with IFSRA in ensuring that Irish credit institutions carrying on activities listed in the Second Banking Directive in the United Kingdom take sufficient steps to cover risks arising from their open positions on financial markets in the United Kingdom. In addition, it has made certain rules with regard to the approval of advertisements and the handling of complaints in the United Kingdom, and enforces certain aspects of the UK’s anti money laundering regime.

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

      In addition to the role of the FSA in relation to the Group as a European Institution described above, the FSA is also the home country regulator of two of the bank’s UK incorporated subsidiaries. These include Bristol & West plc (an authorised bank and successor to Bristol & West Building Society) and Chase de Vere Financial Solutions plc (an independent financial adviser). Since December 1, 2001, the FSA’s power and responsibilities derive from the Financial Services and Markets Act 2000 (“FSMA”), which gave effect to a major overhaul of the regulatory system in the UK. The scope of the FSMA is to be extended to retail mortgage lending and general insurance intermediation; when this happens other UK subsidiaries of the Bank may seek FSA authorisation.

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

THE IRISH ECONOMY

      Ireland is a small open economy with a population of 4.0 million people. It was a founding member of the European Monetary System in 1979 and was in the first group of countries to participate in the European Monetary Union in 1999. Total Gross Domestic Product (GDP) in the calendar year 2003 was €132 billion and is estimated by the Government that it will be €140 billion in the calendar year 2004. The Irish economy has expanded very strongly over the past decade, with real GDP growth averaging 7.4% per annum between 1993 and 2003. Growth has been broadly based, with consumption, investment and external trade all making a strong contribution over the period.

      The growth of the Irish economy began to slow in 2001, largely due to a deceleration in export growth a fall in business spending, and slower consumption growth. Public consumption grew strongly, partially offsetting these effects, particularly as this manifest itself as a strong increase in public sector employment, which underpinned overall demand and the housing market. Residential construction also expanded strongly. The economy as a whole began to pick up momentum again in the latter half of 2003, reflecting the global recovery.

      Employment has held up well despite slower economic growth, Consequently, Ireland has seen only a moderate pickup in unemployment, with the rate increasing from a low of 3.6% in early 2001 to 4.9% by mid 2003, before declining marginally again in 2004. Inflation is expected to average 2.2% in 2004, against a broad 4%-6% range from 2000 to 2003.

Item 5     OPERATING & FINANCIAL REVIEW AND PROSPECTS

Overview

      In the year to March 31, 2004 the Group reported profit on ordinary activities before tax and exceptional items of €1,267 million, an increase of 8% on the previous year. Alternative earnings per share (which excludes goodwill amortisation and exceptional items) of 106.7 cent increased by 8%. The Group paid a final dividend of 26.6 cent, which, combined with the interim dividend of 14.8 cent, represents a total dividend of 41.4 cent, an increase of 4.4 cent or 12% year on year.

      Profit before taxation, at €1,170 million, compares with €1,013 million for the previous year and is after the exceptional charge of €97 million arising from the write-off of the remainder of goodwill associated with Chase de Vere, implementation costs associated with restructuring plan in UKFS Division, offset by the net proceeds from the sale of our share in the alliance with State Street Bank.

      Return on average stockholders’ equity, excluding exceptional items was 24%, the eleventh consecutive year in which the Group has achieved ROE in excess of 20%.

      In the year to March 31, 2003, the Group reported profit on ordinary activities before tax and exceptional item of €1,177 million, an increase of 5% on the previous year. Profit after taxation for this same period decreased by 7.6% to €850 million. Total average earning assets increased by 5.6% to €73.8 billion. The return on average total assets was 1% and return on average stockholders funds was 22.4%.

CRITICAL ACCOUNTING POLICIES

      The Group’s financial statements are prepared in accordance with accounting principles generally accepted in the Republic of Ireland. In preparing these accounts, management are required to select suitable accounting policies and make judgements and estimates that are reasonable and prudent. Full details of the significant accounting policies and estimation techniques adopted in the preparation of the 2004 accounts are set out on pages F-12 to F-17.

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

      At March 31, 2004, the bank held provisions for bad and doubtful debts of €472 million against total loans and advances of €68,012 million. The Group considers that the provisions for bad and doubtful debts at March 31, 2004 were adequate based on information available at that time. However, actual losses may differ as a result of changes in collateral values, the timing and amounts of cash flows or other economic events. Interest is accrued on loans and advances unless its receipt is in significant doubt.

      Further details setting out the provisioning policy relating to loan losses is set out on page 92 of this document.

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

Goodwill

      In accordance with Financial Reporting Standard 10, “Goodwill and Intangible Assets”, goodwill on acquisitions after April 1, 1998 is capitalised as an asset on the balance sheet and amortised to the profit and loss account over its estimated useful economic life. Of the €273 million of unamortised goodwill at March 31, 2004 €134 million related to Iridian, which is being amortised over its estimated useful life of 15 years and €125 million related to Post Office Financial Services, which is being amortised over its estimated useful life of 10 years.

      The determination of the estimated economic useful life of goodwill requires the exercise of judgement. The profit and loss charge for the year would be different if a useful life longer or shorter than the periods referred to were used.

      Management also must consider at least annually whether the current carrying value of goodwill is impaired. This is particularly important under US GAAP where goodwill is not being amortised. For the purposes of such impairment reviews, the goodwill is allocated to business segments that represent independent operating units. The first element of this allocation is based on the areas of the business expected to benefit from the synergies derived from the acquisition. The second element reflects the allocation of the net assets acquired and the difference between the consideration paid for those net assets and their fair value. The carrying value of the operating unit, including the allocated goodwill, is compared to its fair value to determine whether any impairment exists. In the absence of readily available market price data, this calculation of fair value is based upon discounting expected cashflows at a relevant discount factor, the determination of both of which require the exercise of judgement.

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

Fair Value of Financial Instruments

      Some of the Bank’s financial instruments are carried at fair value, including both derivatives and debt securities held for trading purposes. Financial instruments entered into as trading transactions, together with associated hedging thereof, are measured at fair value with the resulting profit or loss included in dealing profits. Fair values are based on quoted market prices or appropriate pricing models. Where models are used, the methodology is to calculate the expected cash flows and discount these back to a present value. The models use independently sourced parameters including interest rate yield curves, equity prices, option volatility and currency rates. The calculation of fair value for any instrument may require adjustment to reflect credit risk (where not embedded in the model used), hedging costs or the cost of illiquid positions.

      The valuation model used for a specific instrument, the quality and liquidity of market data and other adjustments all require the exercise of judgement. The use of different models or other assumptions could result in changes in reported financial results.

Debt Securities

      Debt securities held for trading purposes are valued at fair values using market values where available. Where market values are not available, in the case of “unlisted securities” fair values are represented by the use of other means such as price quotations for similar investments, or pricing models. At March 31, 2004 “unlisted securities” represented 23.1% of the total portfolio of debt securities held.

      Debt securities held for investment purposes are stated at cost, adjusted for the amortisation of premia or discounts on an appropriate basis. The Group conducts regular impairment reviews of the investment portfolio and considers indicators such as downgrades in credit ratings or breaches of covenants as well as the application of judgement in determining whether creation of a provision is appropriate. The use of different models or other assumptions and methods with respect to the valuation of debt securities could result in changes in reported financial results.

Taxation

      The taxation charge accounts for amounts due to fiscal authorities in the various territories in which the Group operates includes estimates based on a judgement of the application of law and practice in certain cases to determine the quantification of any liabilities arising. In arriving at such estimates, management assesses the relative merits and risks of tax treatments assumed, taking into account statutory, judicial and regulatory guidance and, where appropriate, external advice.

LIQUIDITY AND CAPITAL RESOURCES

      The Group’s overall liquidity policy and control is the responsibility of the asset and liability committee (“ALCO”) and is managed by Global Markets to ensure that the Group can meet its current and future re-financing needs at all times and at acceptable costs. The Group believed that its liquidity position was strong at March 31, 2004. Bank of Ireland is currently unaware of any terms, conditions or circumstances that could significantly impair the Group’s ability to raise short or long-term funding.

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

      Monitoring and reporting take the form of cash flow measurement and projections for the next day, week and month as these are key periods for liquidity management. This is based on principles agreed by IFSRA and the UK Financial Services Authority. Each operation is required to maintain sufficient access to funds, in terms of maturing assets and proven capacity to borrow in the money markets.

      Additionally, in evaluating its liquidity position, the Group monitors unmatched medium-term assets and the level and type of undrawn lending commitments, the usage of overdraft facilities and the impact of contingent liabilities such as standby letters of credit and guarantees.

      A significant part of the liquidity of the banking businesses arises from their ability to generate customer deposits. A substantial proportion of the customer deposit base is made up of current and savings accounts which, although repayable on demand, have traditionally provided a stable source of funding. These customer deposits are supplemented by the issue of subordinated loan capital and wholesale funding sources in the capital markets, as well as from direct customer contracts. Wholesale funding sources include deposits taken on the inter-bank market, certificates of deposit, sale and repurchase agreements, a Euro Medium Term Note programme.

      The ability to sell assets quickly is also an important source of liquidity to BOI Group’s banking business. BOI Group holds sizeable balances of marketable treasury and other eligible bills and debt securities which could be disposed of to provide additional funding should the need arise.

      The following table sets out the amounts and maturities of the Group’s contractual cash obligations at March 31, 2004.

		Over one
		year but
	Within	less than	Over five
	one year	five years	years	Total

	€m	€m	€m	€m
Longterm debt — dated	150	—	2,109	2,259
Debt securities in issue	9,040	3,877	—	12,917
Securitisation vehicles	728	—	—	728
Operating leases	54	203	656	913
Capital commitments	11	—	—	11

Capital Resources

      As at March 31, 2004, Bank of Ireland Group had €1,423 million of Undated Loan Capital and €2,259 million of Dated Loan Capital, a total of €3,682 million in aggregate subordinated liabilities. Of the Dated Loan Capital €2,109 million is repayable in five or more years. The cost and availability of subordinated debt are influenced by credit ratings. A reduction in the ratings assigned to the Group’s securities could increase financing costs and reduce market access. The credit ratings of Bank of Ireland Group at June 30, 2004 are as follows:

Senior Debt

Moodys	Aa3
Standard & Poors	A+
Fitch	AA-

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

Off Balance Sheet Arrangements

      Irish GAAP requires that financial accounts present a true and fair view, which includes reflecting the substance of the transactions and arrangements and not just the legal form. Accordingly, the substance of any transaction with a special purpose vehicle (SPV) forms the basis for the treatment in the Group’s accounts. An SPV is consolidated by the Group either if it meets the criteria of Financial Reporting Standard No. 2 “Accounting for subsidiary undertakings”, or in accordance with Financial Reporting Standard No.5 “Reporting for the substance of transactions” if the risk and rewards associated with the SPV reside with the Group, such that the substance of the relationship is that of a subsidiary.

      In addition, the Group takes deposits and other liabilities in the normal course of its banking business. The maturity of deposits by banks is given in Note 26, customer accounts in Note 27 and debt securities in issue in Note 28 to our Consolidated Financial Statements.

      Bank of Ireland Group uses SPV’s in the ordinary course of business, primarily to provide liquidity and to facilitate customer transactions.

•	The most common form of SPV in a banking context is a securitisation. This involves the acquisition of financial assets by the SPV that are funded by the issuance of securities to external investors which have cash flows different from those of the underlying instruments. The repayment of these securities is determined by the performance of the assets acquired. The Group has used SPVs to securitise some of its lending portfolio and continues to administer the loans for which it receives fees and income. Further information relating to the Group’s securitisation programme is given in Note 16 and Note 18 to our Consolidated Financial Statements.

•	Bank of Ireland provides investment advisory services and a liquidity facility to a company involved in a commercial paper conduit program. The company purchases publicly rated marketable investment securities with initial minimum ratings of Aa3/ AA– by Moody’s/ S&P. The company funds the purchase of the securities by way of an uncommitted loan from a Delaware incorporated company (known as a multi-seller conduit) which in turn issues commercial paper to investors in the US and European commercial paper markets. A US bank administers the day-to-day operations of the company and the multi-seller conduit. The US bank is also responsible for arranging the issuance of the commercial paper by the multi-seller conduit. The Bank does not sell its own assets to this company. The commercial paper issued by the multi-seller conduit is rated P-1/ A-1/ F1 by Moody’s/ S&P/ Fitch.

As of March 31, 2004, the Group had an outstanding undrawn liquidity facility to the company amounting to €728 million. Based on the company acquiring further high quality publicly rated marketable investment securities (with initial minimum ratings of Aa3/ AA- by Moody’s/ S&P), the liquidity facility provided by the Group to the company could increase to a current maximum of US$1.03 billion. The Group’s maximum exposure to loss, in the highly unlikely event of non-performance of the entire portfolio of assets in the company, is represented by the contractual amount of the facility.

•	As part of its normal lending activities, an SPV may be used to fund the purchase or construction of specific assets, typically property or equipment. This is common in the banking industry as it enables the customer to minimise its funding cost while facilitating the bank in minimising its collateral risk. Any financing relationships are entered into at arms length prices and subject to the Group’s normal credit underwriting standards. In the case of Bank of Ireland, all of these types of entities are fully consolidated and the exposures arising from such lending and/or leasing is included in loans and advances to customers, while exposures in the form of guarantees or undrawn credit lines are included within commitments.

Total

€m
Acceptances	33
Guarantees	1,291
Other contingent liabilities	494

Total contingent liabilities	1,818

Other commitments	25,235

Total contingents and commitments	27,053

      Lending commitments are agreements to lend to customers in accordance with contractual provision; these are either for a specified period or, as in the case of credit cards and overdrafts, represent a revolving credit facility which can be drawn down at any time, provide that the agreement has not been terminated. The total amounts of unused commitments do not necessarily represent future cash requirements, in that commitments often expire without being drawn upon.

ANALYSIS OF RESULTS OF OPERATIONS

Results of Operations — Group Analysis

      The following is a discussion and analysis of the results of operations of the Group by nature of income and expense.

Group Income Statement

	For the Financial Year Ended
	March 31,

	2004	2003	2002

	(in € millions)
Net interest income	1,744	1,729	1,578
Other income(1)	1,263	1,210	1,228
Operating expenses	1,654	1,662	1,582
Provision for loan losses	86	100	102

Income before exceptional items	1,267	1,177	1,122
Exceptional items(2)	(97)	(164)	(37)

Income from ordinary activities before taxation	1,170	1,013	1,085

(1)	Includes income from associated undertakings.

(2)	Details on the exceptional items are given in Note 10.

Net Interest Income

      The following table shows net interest income for each of the three years ended March 31, 2004:

	For the Financial Year Ended
	March 31,

	2004	2003	2002

	(in € millions)
Interest receivable	3,631	3,691	3,980
Interest payable	1,887	1,962	2,402

Net interest income	1,744	1,729	1,578

      The principal factors affecting the level of net interest income earned by the Group are the volume of interest earning assets and the spread earned on those assets. In the year ended March 31, 2004, the level of interest earning assets increased significantly, which offset the effect of the decline the Group’s net interest margin to 2.21% on a tax equivalent basis.

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

Financial Year ended March 31, 2004 compared to financial year ended March 31, 2003

      Group net interest income increased by €15 million or 1% to €1,744 million reflecting strong growth in average earning assets in the year which more than offset a decline in the Group net interest margin of 17 basis points to 2.21% (2003: 2.38%).

      Average earning assets increased by 9% or €7 billion to €81 billion due to higher levels of average loans and advances to customers in the Republic of Ireland and in the UK. On a constant currency basis the increase in average earning assets was 13%.

      The Group net interest margin declined by 17 basis points to 2.21%. The domestic net interest margin declined by 22 basis points due to the lower interest rate environment, higher levels of wholesale borrowing as a result of growth in lending exceeding the growth in customer deposits and the funding cost of the share buy-back programme. The foreign net interest margin declined by 12 basis points primarily due to tighter margins in our standard mortgage book in the UK and higher levels of wholesale borrowing.

Financial Year ended March 31, 2003 compared to financial year ended March 31, 2002

      Net interest income increased by 10% or €151 million to €1,729 million. The principal reason for the increase was higher lending volumes, with the Group’s average earning assets increasing by 6% during the year. The Group’s net interest margin, at 2.38 % on a tax equivalent basis, was slightly higher than the previous year.

      Group average lending increased by 6%, with Retail Republic of Ireland and UKFS accounting for most of the increase. The Group net interest margin was 7 basis points higher than the previous year, with the domestic margin decreasing by 9 basis points to 2.65% — mainly attributable to higher wholesale funding — and the foreign net interest margin increasing by 20 basis points to 1.99%, mainly in UKFS.

      The following tables set forth yield, spreads and margins, prevailing average interest rates and average interest earning assets for each of the three years ended March 31, 2004:

	For the Financial Year
	Ended March 31,

	2004	2003	2002

	(percentages)
Gross yield(1)	4.5	5.0	5.7
Interest spread(2)	1.9	2.0	1.8
Net interest margin(3)	2.2	2.3	2.3
Net interest margin, tax equivalent basis(4)	2.2	2.4	2.3
Domestic net interest margin, tax equivalent basis(4)	2.4	2.7	2.7
Foreign net interest margin, tax equivalent basis(4)	1.9	2.0	1.8

(1)	Gross yield represents the average interest rate earned on interest-earning assets.

(2)	Interest rate spread represents the difference between the average interest rate earned on interest-earning assets and the average interest rate paid on interest-bearing liabilities.

(3)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

(4)	Net interest margin on a tax equivalent basis includes an adjustment to reflect tax benefits received by the Group in return for tax-based lending at rates below market rates. The net interest margin is reduced as a result of such lending activity and this tax equivalent adjustment reflects the tax savings associated with such activity. (Further details can be seen in Note (8) on page 13).

Average Interest Earning Assets

	For the Financial Year
	Ended March 31,

	2004	2003	2002

	(in € billions)
Group	80.7	73.8	69.9
Domestic	47.9	42.8	38.4
Foreign	32.8	31.0	31.5

	For the Financial Year
	Ended March 31,

	2004	2003	2002

	(percentages)
Ireland
European interbank offered rate:
One month Euribor	2.05	2.61	3.36
Three month Euribor	1.99	2.56	3.45
United Kingdom
London interbank offered rate:
One month	4.19	3.71	4.02
Three month	4.38	3.66	4.19
United States
Prime Rate	4.00	4.25	4.75

Other Income

      The following table sets forth other income for each of the three years ended March 31, 2004.

	For the Financial Year Ended
	March 31,

	2004	2003	2002

	(in € millions)
Dealing profits	73	85	81
Contributions from life assurance business	177	116	152
Fees and commissions	934	871	920
Other operating income	50	116	74

	1,234	1,188	1,227
Income from associated undertakings and joint ventures	29	22	1

Total	1,263	1,210	1,228

Financial year ended March 31, 2004 compared to March 31, 2003.

      Other income increased by €46 million or 4% to €1,234 million mainly due to the recovery of world stock markets which had a positive effect on our Life business, and higher transaction volumes in Retail Republic of Ireland. This was offset by lower sales of equity products in UKFS, a weakening of sterling against the euro and the net effect of acquisitions and divestments.

      Income from associated undertakings and joint ventures increased by €7 million to €29 million and includes the profit from First Rate Travel Services and the set up costs associated with our Financial Services Joint Venture with the UK Post Office.

Financial year ended March 31, 2003 compared to March 31, 2002.

      Other income excluding income from associated undertakings and joint ventures was €1,188 million — lower than the corresponding period by €39 million or 3%. While this income segment bore the main impact of the fall and volatility in equity values, the modest decrease was after the benefits of strong growth in the sale of Group products, the change in the discount rate in Bank of Ireland Life and the profits from the sale of premises and lease disposals.

      Income from associated undertakings and joint ventures increased by €21 million in the year and includes the profit contribution from First Rate Travel Services.

Operating Expenses

      The following table sets forth operating expenses for each of the three years ended March 31, 2004.

	For the Financial Year Ended
	March 31,

	2004	2003	2002

	(in € millions)
Staff expenses	965	955	923
Other administrative expenses	506	525	504
Depreciation and goodwill amortisation	183	182	155

Total	1,654	1,662	1,582

Average staff headcount (full time equivalent)	17,584	18,214	18,438

Financial year ended March 31, 2004 compared to financial year ended March 31, 2003.

      Operating expenses declined by €8 million to €1,654 million. An increase in staff costs of 1% was largely due to the higher rates of pay offset by the benefit of rationalisation programmes and the weakening of sterling against the euro. Other administrative expenses including depreciation and goodwill amortisation decreased by 3% reflecting the benefit of rationalisation programmes, the weakening of sterling against the euro and the net effect of acquisitions and divestments. The Group’s cost income ratio for the year was 54%.

Financial year ended March 31, 2003 compared to financial year ended March 31, 2002.

      Operating Expenses increased by €80 million or 5%. Staff expenses rose by €32 million from €923 million to €955 million, an increase of 3%, reflecting normal salary increments and the national wage agreements in the Republic of Ireland and continued benefits from the Group Transformation Programme. The increase in administration expenses of 4% and depreciation and goodwill amortisation of 17% was driven by higher volumes and continued investments in the business. The Group cost income ratio for the year was 56%, comparable with the previous year.

Provisions for Loan Losses

      The following table sets forth the provisions for loan losses for each of the three years ended March 31, 2004. The Group’s procedure for determining provisions for loan losses is described under Item 11 “Market Risk — Risk Management and Control — Credit Risk — Provisions and Allowances for Loan Losses”.

	For the Financial Year Ended
	March 31,

	2004	2003	2002

	(in € millions)
Provision for bad and doubtful debts	86	100	102
As a percentage of average total loans	0.14%	0.18%	0.19%

Financial year ended March 31, 2004 compared to financial year ended March 31, 2003.

      The Group’s Loan Loss charge in 2004 was 0.14% of the average loan book, compared to 0.18% in the previous year. Balances under provision stood at €375 million at March 31, 2004, compared to €320 million for the corresponding period, representing a coverage ratio of 126%.

      For a breakdown of the provision, see Item 5 “Operating & Financial Review and Prospects — Description of Assets and Liabilities — Risk Elements in Lending”. The Group believes that the low charge reflected the favourable economic conditions in the countries in which the Group operates, principally Ireland, the quality of credit management processes, the strict lending criteria which the Group applies across its markets and the significant proportion of home loans in the overall portfolio.

      The Group believes that the provision for loan losses is adequate to cover its incurred losses.

Financial year ended March 31, 2003 compared to financial year ended March 31, 2002.

      The Group’s Loan Loss charge in 2003 was 0.18% of the average loan book, compared to 0.19% in the previous year. Balances under provision stood at €320 million at March 31, 2003, compared to €331 million for the corresponding period, representing a coverage ratio of 150%.

Exceptional Items

      In the year ending March 31, 2004, the exceptional items represent the following:

•	the net proceeds of €36 million on the sale of our share in the alliance between Bank of Ireland Securities Services and State Street Bank,

•	the write-off of the remainder of the goodwill associated with Chase de Vere of €93 million together with some provisions of €22 million for the impairment of certain assets in the IFA business.

•	additional costs of €4 million incurred in relation to restructuring undertaken in previous years.

•	implementation costs of €14 million associated with the UKFS Business Improvement Programme.

      The exceptional charge of €164 million in the year to March 31, 2003 related to the exit from two businesses, Active Business Services (€12 million) and PS Information Resource (Irl) Ltd (€9 million) and the costs associated with the rationalisation of the UK advice-based businesses (€143 million).

Taxes

      The following tables set forth a reconciliation of taxes chargeable at the statutory Irish corporation tax rate and the Group’s effective tax rate for each of the three years ended March 31, 2004. The effective tax rate is obtained by dividing taxes by profit on ordinary activities before tax and exceptional items.

	For the Financial Year Ended March
	31,

	2004	2003	2002

	(in € millions, except percentages)
Average statutory corporation tax rate(1)	12.5%	15.125%	19%

Profit on ordinary activities before tax multiplied by the weighted standard rate of Corporate tax in Ireland	146	153	206
Effects of:
Expenses not deductible for tax purposes	8	5	7
Levy on certain financial institutions	26	7	—
Foreign earnings subject to different rates of tax	39	15	22
Non-deductible goodwill impairment	30	33	—
Tax exempted income and income at a reduced Irish tax rate	(44)	(63)	(62)
Capital allowances in excess of depreciation	(5)	(7)	(8)
Other deferred tax timing differences	(8)	18	(6)
Prior year adjustments	(6)	4	(9)

Current tax charge	186	165	150

Effective Tax Rates	17.8%	16.1%	15.2%

(1)	For 2003, the average statutory rate reflected the reduction in the statutory rate from 16% to 12.5%, effective January 1, 2003.

For 2002, the average statutory rate reflected the reduction in the statutory rate from 20% to 16%, effective January 1, 2002.

(2)	The tax charge for the year, at an effective rate of 17.8% is higher than the standard Irish Corporation Tax rate mainly because the benefits derived from tax based lending and the International Financial Services Centre reduced rate have been offset by a combination of higher tax rates applying in other jurisdictions, non-deductible goodwill write-off and the levy on certain financial institutions in the Republic of Ireland.

Financial year ended March 31, 2004 compared to financial year ended March 31, 2003

      The effective tax rate increased from 16% to 18% as a result, inter alia, of the levy on bank profits introduced by the Irish Government in December 2002: the current year includes a charge of €26 million for this levy, the corresponding period last year included a charge of €7 million.

Financial year ended March 31, 2003 compared to financial year ended March 31, 2002.

      The effective tax rate of 16% was slightly higher than the corresponding year and was impacted by goodwill impairment.

Results of Operations — Business Analysis

      Set out below is a discussion and analysis of the Group’s income before tax for the three years ended March 31, 2004. The discussion includes reference to the contributions to income before tax in addition to total assets, by business class.

      The following tables set forth the Group’s income before tax by business class for each of the years in the three year period ended March 31, 2004 and total assets by business class as at the end of each year.

	At and for the Financial Year Ended
	March 31,

	2004	2003	2002

		(restated)(3)	(restated)(3)

	(in € millions)
Income Before Tax
Retail Republic of Ireland	419	390	336
Bank of Ireland Life	147	87	122
Wholesale Financial Services	371	367	334
UK Financial Services	373	359	324
Asset Management Services	125	113	126
UK Post Office Joint Venture	(3)	—	—
Group and Central	(115)	(85)	(64)
Tax-equivalent adjustment(1)	(50)	(54)	(56)

Income from ordinary activities before exceptional items	1,267	1,177	1,122
Exceptional items	(97)	(164)	(37)

Income before taxation	1,170	1,013	1,085

Assets
Retail Republic of Ireland	36,324	29,261	24,768
Bank of Ireland Life	7,401	5,728	6,028
Wholesale Financial Services	60,328	50,530	42,406
UK Financial Services	38,716	32,841	35,292
Asset Management Services	1,606	1,611	930
UK Post Office Joint Venture	—	—	—
Group and Central	10,110	7,416	5,533

Total(2)	154,485	127,387	114,957

(1)	The Group undertakes tax based transactions at rates which differ from normal market rates in return for tax relief arising from various incentives and reliefs. To assist in making valid comparison of pre-tax performance, the analysis of business unit performance is grossed up.

(2)	Total Assets include intra-group items of 2004: €48,054 million (2003: €38,084 million, 2002: €27,865 million).

(3)	Private Banking changed to Retail Republic of Ireland from Wholesale Financial Services and Isle of Man changed from Wholesale Financial Services to UK Financial Services.

Financial year ended March 31, 2004 compared to financial year ended March 31, 2003.

Retail Republic of Ireland

      Pre-tax profits in Retail Banking in the Republic increased by €29 million or 7% to €419 million. This was a strong domestic performance reflecting solid growth in income, good cost control and satisfactory asset quality.

      The Irish economy showed some recovery in the year and our strong brand, franchise and distribution capability in the domestic market continue to deliver increased sales of Group products, market share gains and growth in customer numbers.

      Lending volumes rose by 20% with both mortgages and other lending recording strong growth. The mortgage market continued to be buoyant through the year and the Group’s market share increased further, continuing its leadership position in this market, with average balances up 29% on last year. Non-mortgage lending strengthened through the year and year-end non-mortgage lending balances were higher by 13%, with business lending up 16%.

      Resources volumes performed well and recorded year-end growth of over 7%.

      Net interest margin declined 22 basis points due to the continuation of interest rates at historically low levels together with higher wholesale borrowings. The combination of volume growth and margin trends resulted in net interest income growth of 6%.

      Non interest income rose by 6% with branches’ fee income as well as insurance commissions being important contributors to the growth.

      The loan loss charge was similar to the previous year, and as a percentage of advances was 5 basis points lower at 23 basis points. The quality profile of the loan book improved during the year.

      Costs rose by 5%. Salary increases, higher depreciation charges and information technology costs were partly offset by cost reduction initiatives.

      There was further expansion of the ATM network with 296 new installations completed, bringing the total Network to 930 outlets at year-end.

Bank of Ireland Life

      Bank of Ireland Life, the Group’s life and pensions business, had a satisfactory year. Pre-tax profits increased by 69% to €147 million, boosted by the strong recovery in world equity markets. Operating profits were €132 million compared with €130 million last year — this reflects the impact of a fall off in new business sales following the closure of the government sponsored savings scheme. Overall sales were down 12% while sales excluding the government savings accounts were ahead by 19%.

      Bank of Ireland Life results are summarised below:-

	2003/04	2002/03

	€m	€m
New business contribution	51	55
Profit from existing business
— expected return	54	56
— experience variances	14	11
— operating assumption changes	5	(2)
Return on shareholder funds	8	10

Operating profit	132	130
Investment variance	26	(49)
Effect of economic assumption changes	19	35

Sub-total	177	116
Less: income adjustment for certain services provided by Group companies	(30)	(29)

Profit before tax	147	87

      Bank of Ireland Life adopts a prudent approach in setting the assumptions used in its embedded value basis and this is reflected in the favourable experience variances, and the contribution from changes in operating assumptions, during the year.

      The positive investment variance of €26 million is based on the improvement in world equity markets, and the consequent beneficial impact on the investment management fees that Bank of Ireland Life will receive in future years.

      The net benefit of changes in economic assumptions is €19 million. This reflects a benefit from the reduction in the discount rate from 10% to 8% in line with the current low interest rate environment, but offsetting this, the business now discounts the solvency margin in accordance with the Association of British Insurers guidelines and has also reduced the assumption in respect of future growth in unit-linked assets.

Wholesale Financial Services

      Pre-tax profits increased by 1% to €371 million, a strong performance against last year’s record outturn which benefited from falling interest rates and a number of large one-off gains. Total income (including Share of Associates and Joint Venture), increased by €18 million, while costs increased by €8 million, a 3% and 4% increase respectively.

      The charge for loan losses was €31 million compared with €25 million in the previous year. Loan losses as a percentage of average loans of 26 basis points were 6 basis points higher than last year, reflecting some specific provisions, and higher general provisioning on the international loan book. Asset quality is strong and the loan book is well diversified.

      Corporate Banking reported a slight reduction of 1% in pre-tax profits, a good underlying performance as last year’s result benefited from some large one-off fees. Net interest margin was higher, underpinned by wider lending margins and continued growth in resource and international lending volumes.

      Global Markets performed strongly in challenging market conditions but profits were down 2% mainly due to higher levels of exceptional gains in the corresponding period last year which benefited from falling interest rates.

      First Rate Enterprises, the Group’s specialist foreign exchange subsidiary, had another growth year helped by further strong results in its joint venture with the UK Post Office, steady growth in Ireland and rapid expansion in Foreign Currency Exchange Corp (“FCEC”), its US business acquired in April 2003. First Rate/ FCEC has recently won a tender to offer Foreign Currency Services for an initial 12-month pilot period, commencing in June 2004, with Canada Post Corporation.

      Davy and IBI Corporate Finance reported very good performances.

UK Financial Services

      Pre-tax profits in UKFS increased from €359 million to €373 million, an increase of 4%.

      (For ease of comparison the numbers below are in local currency.)

      Profit before goodwill, exceptional items and taxation increased by 9% to £263 million. Income growth exceeded cost growth by 2% which contributed to an improvement in the cost income ratio from 56% to 55%.

      Advances increased by 14% to £22 billion; this reflected strong growth in both residential mortgages and business banking. Resources are broadly in line with last year as the division has not pursued aggressive price-led recruitment of funds.

      Net interest income increased by 3% due to strong lending growth being partly offset by lower margins. The net interest margin declined by 20 basis points. This mainly reflected structural changes in the residential mortgage portfolio arising from the run-off of older standard variable rate loans which have been replaced by newer loans written at tighter margins. In addition a greater reliance on wholesale funding was necessary as advances growth exceeded resources growth during the year.

      Other income fell 4% reflecting weak demand conditions for investment products. Total income rose 1% compared to last year.

      Operating costs reduced 1% mainly arising from a restructure of Chase de Vere operations. The UKFS division remains on track to deliver a further £30 million cost reductions (in addition to the cost savings of £15 million already achieved in Chase de Vere) over the next two to three years with the objective of achieving a cost income ratio in the mid to high 40s.

      Residential mortgage arrears levels continue to run at lower levels than the industry average (Council of Mortgage Lenders). The charge for loan losses is lower by £12 million compared with last year and reflects strong asset quality.

Asset Management Services

      Asset Management Services, which incorporates the Group’s asset management and securities services businesses increased its profit before tax and goodwill amortisation by 13% to €136 million, and profit before tax by 11% to €125 million over the same period last year.

      The improvement was driven by the inclusion of a full year contribution from Iridian and good revenue and cost management in Bank of Ireland Asset Management (“BIAM”). Average assets under management in BIAM grew by 4% over last year.

      The improvement in global equity markets during the year has positively impacted on the value of assets under management in BIAM and Iridian. Point in time assets under management in BIAM at 31 March 2004 were €57.5 billion compared to €42.7 billion at 31 March 2003 — a rise of 35%, whilst Iridian assets under management increased by 17% to $9.8 billion. BIAM continued its successful geographic expansion with significant appointments particularly in the UK and Japan.

      Bank of Ireland Securities Services (“BOISS”), the custody and fund administration business, continues to perform well. During the year BOISS completed the sale of its share of the alliance it operated with State Street. The profit of €36 million on the sale is shown as an exceptional item and excluded from alternative earnings per share.

Group & Central

      Group and Central, which comprises earnings on surplus capital, unallocated central and support costs and some smaller business units had a net cost of €115 million, compared to €85 million in the previous year. The main drivers of this are, lower earnings on surplus capital as a result of lower interest rates, the interest cost of the

Stg£350 million Tier 1 issue in March 2003, the funding cost of the rolling share buy back programme which has a negative impact on net interest income but is accretive in EPS and Shareholder Value terms, and lower property gains.

Financial year ended March 31, 2003 compared to financial year ended March 31, 2002.

Retail Republic of Ireland

      Pre-tax profits in Retail Banking in the Republic, increased by €54 million or 16% to €390 million. Income increased by 7% and costs by 2%, with loan losses as a percentage of advances slightly lower than the previous year. This performance occurred against the backdrop of a somewhat weaker economy.

      Market share of resources increased, with volumes at year-end 9% higher than the previous year and average growth over the period of 11%. Lending volumes increased by 16%, with particularly strong growth in residential mortgages. The mortgage market was very buoyant throughout the year and the Group achieved further increases in market share. New mortgage volumes were up 49%, with particularly strong growth in investor demand. Year-end balances were 29% higher than the previous year. Non-mortgage loan demand improved in the final quarter and year-end balances were up 7%.

      Net interest margin contracted by 14 basis points, primarily as a result of the narrowing of deposit margins in a low interest rate environment and a more rapid growth in lower margin assets.

      Taken together, the volume and margin trends resulted in growth in net interest income of 7%.

      Non interest income increased by 6%. Insurance commissions, branch fee income and gains from property disposals contributed to the growth.

      Loan losses at €54 million were €3 million higher than the previous year. The loan loss charge as a percentage of advances fell by 2 basis points to 28 basis points. The Group believes that the quality of the loan books continues to be very strong.

      Costs rose by 2%. Salary increases, together with higher pension costs and increased depreciation charges, were ameliorated by savings generated by the Group Transformation Programme and the absence of exceptional costs borne in the prior year for the Euro changeover.

Bank of Ireland Life

      Bank of Ireland Life had operating profits of €130 million for the year compared with €129 million in the previous year. This was achieved in part through an excellent sales performance with overall new business sales, excluding the Government Special Savings Accounts (“SSIAs”), which have a distorting effect, up 9% year on year.

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

      The negative investment variance of €49 million reflected the scale of the fall in world equity values, with all of the main indices down substantially for the third successive year.

      The effect of changes in economic assumptions was €35 million, of which €22 million arose from the reduction in the discount rate to 10%. The reduction in the Irish corporation tax rate from 16% to 12.5% was the most significant item in the prior year.

Wholesale Financial Services

      Pre-tax profits increased by 10% to €367 million. Total Income, including Share of Associates and Joint Ventures, increased by €48 million or 9% reflecting strong growth of 14% in other income and a more modest 2% growth in net interest income. Cost performance was good, with costs up 6% on the previous year.

      Corporate Banking, which increased its profit by 42%, generated a number of large once-off fees in both its domestic and international businesses. Its lending margin was slightly higher than last year. Global Markets had a strong trading performance as interest rates declined to low levels, but profits were lower because of the high levels of one-off trading gains in 2001/02. First Rate, reported further substantial growth, underpinned by the success of its joint venture with the UK Post Office.

      Davy produced a good performance in difficult market conditions while IBI Corporate Finance had an excellent year.

      The charge for loan losses was €25 million compared with €22 million the previous year. Loan losses were 20 basis points of average loans, marginally up on the prior year. The Group believes that the loan book remains well diversified, with good asset quality and no undue risk concentrations.

UK Financial Services

      UK Financial Services generated pre tax profits of £232 million (€359 million), an increase of 13%. The division contributed 31% of total Group profits, illustrating the extent and significance of the Group’s operations in the UK.

      Total income increased by £43 million or 8% with net interest income increasing by 13% and other income declining by 2%. The improvement in net interest income reflects the further diversification of the residential mortgage book into non-standard lending and improved savings margins following a decision to avoid the most price sensitive segments of the savings market. Other income decreased by £4 million reflecting difficult trading conditions in the market for investment products. Income growth in the division exceeded cost growth by 2%.

      Asset quality remains strong with the loan loss charge declining from 10 basis points to 7 basis points year on year.

      The UK loan book grew by 5% over the year, with increases in both the residential mortgage and commercial loan books. Non standard loans as a proportion of the total residential mortgage book increased from 16% at the beginning of the year to 24% at year end and represent 18% of the total UK loan book. Resources decreased by 4% over the year.

Asset Management Services

      In the context of a difficult operating environment, the Division did well in delivering pre-tax profits of €113 million — but 10% below the previous year. Strong new business inflows combined with cost management mitigated some of the effects of declining equity values.

      The total value of assets under management at BIAM fell from €57.1 billion in March 2002 to €42.7 billion in March 2003, reflecting the weakness in equity markets globally. This was despite net inflows of €6.1 billion — the second best sales performance in the company’s history. BIAM won significant new business in Ireland, Japan and Australia during the period.

      Profits at BOISS were steady with good levels of new business.

Group & Central

      Group & Central had a net cost of €85 million in the current year compared to a cost of €64 million in the previous year. Total income including share of associates in Group & Central reduced by €7 million, mainly as a result of the sale of Active Business Services and lower property gains, offset somewhat by higher earnings on reserves. Costs increased by €13 million as a result of increased operating expenses and expenditure on a range of development projects, offset by the effect of the sale of Active Business Services.

AVERAGE BALANCE SHEET AND INTEREST RATES

      The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for each of the three years ended March 31, 2004. The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group.

				2003			2002
	2004			(restated)			(restated)

	Average			Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

									%
	(in € millions)%			(in € millions)%			(in € millions)
ASSETS
Loans to banks
Domestic offices	7,385	171	2.3	6,835	196	2.9	6,064	270	4.5
Foreign offices	755	26	3.4	406	12	2.9	1,230	44	3.6
Loans to customers(1)
Domestic offices	28,987	1,394	4.8	25,140	1,419	5.6	23,313	1,433	6.1
Foreign offices	29,533	1,494	5.0	28,533	1,503	5.3	28,420	1,672	5.9
Central government and other eligible bills
Domestic offices	9	—	—	7	—	—	19	—	0.4
Foreign offices	—	—	—	—	—	—	—	—	—
Debt Securities
Domestic offices	8,942	268	3.0	8,132	279	3.4	6,178	280	4.5
Foreign offices	1,453	63	4.3	1,285	65	5.1	1,216	63	5.2
Instalment credit
Domestic offices	502	35	7.0	451	32	7.1	420	31	7.4
Foreign offices	869	61	7.0	708	56	7.9	574	49	8.5
Finance lease receivables
Domestic offices	2,043	114	5.6	2,238	126	5.6	2,429	136	5.6
Foreign offices	194	5	2.4	75	3	4.0	41	2	3.9
Total interest-earning assets
Domestic offices	47,868	1,982	4.1	42,803	2,052	4.8	38,423	2,150	5.6
Foreign offices	32,804	1,649	5.0	31,007	1,639	5.3	31,481	1,830	5.8

	80,672	3,631	4.5	73,810	3,691	5.0	69,904	3,980	5.7
Allowance for loan losses	(496)			(485)			(442)
Non interest earning assets(2)	17,447			15,729			13,490

Total Assets	97,623	3,631	3.7	89,054	3,691	4.1	82,952	3,980	4.8

Percentage of assets applicable to foreign activities	35.4%			36.60%			39.3%

				2003			2002
	2004			(restated)			(restated)

	Average			Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

									%
	(in € millions)%			(in € millions)%			(in € millions)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits by banks
Domestic offices	13,946	388	2.8	10,912	353	3.2	10,194	365	3.6
Foreign offices	1,028	34	3.3	1,144	38	3.3	1,225	52	4.2
Customer accounts
Demand deposits
Domestic offices	10,936	124	1.1	10,919	186	1.7	11,547	280	2.4
Foreign offices	8,449	240	2.8	9,628	266	2.8	9,692	392	4.0
Term deposits
Domestic offices	9,640	73	0.8	7,559	87	1.2	5,532	167	3.0
Foreign offices	9,893	504	5.1	10,488	487	4.6	12,101	587	4.9
Other deposits
Domestic offices	550	39	7.1	1,322	54	4.1	1,637	96	5.9
Foreign offices	14	1	5.0	24	1	4.2	32	2	5.0
Interest bearing current accounts
Domestic offices	850	8	1.0	750	11	1.5	643	13	2.0
Foreign offices	2,312	61	2.6	2,013	52	2.6	1,604	50	3.1
Debt securities in issue
Domestic offices	8,049	131	1.6	6,233	168	2.7	2,972	131	4.4
Foreign offices	3,037	107	3.5	2,559	103	4.0	2,315	113	4.9
Subordinated liabilities
Domestic offices	1,566	75	4.8	1,431	82	5.7	1,589	81	5.1
Foreign offices	1,382	102	7.4	928	74	8.0	894	73	8.2
Total interest bearing liabilities
Domestic offices	45,537	838	1.8	39,126	941	2.4	34,114	1,133	3.3
Foreign offices	26,115	1,049	4.0	26,784	1,021	3.8	27,863	1,269	4.6

	71,652	1,887	2.6	65,910	1,962	3.0	61,977	2,402	3.9
Non interest bearing liabilities
Current accounts	7,426			6,547			5,785
Other non interest bearing liabilities(2)	14,153			12,261			11,260
Stockholders equity including non equity interests	4,392			4,336			3,930

Total liabilities and stockholders’ equity	97,623	1,887	1.9	89,054	1,962	2.2	82,952	2,402	2.9

Percentage of liabilities applicable to foreign activities	35.4%			36.60%			39.3%

(1)	Loans to customers include non-accrual loans and loans classified as problem loans and are based on the location of the lender.

(2)	In accordance with Financial Reporting Standard 2, the balance sheets of the life assurance companies have been consolidated and are reflected under “Non Interest Earning Assets” and “Non Interest Bearing Liabilities”.

Change in Net Interest Income — Volume and Rate Analysis

      The following table allocates changes in net interest income between volume and rate for 2004 compared to 2003 and for 2003 compared to 2002. Volume and rate variances have been calculated based on movements in average balances over the period and changes in average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated rateably to volume and rate.

	2004 over 2003			2003 over 2002

	Increase/(Decrease) due to change in

	Average	Average	Net	Average	Average	Net
	Volume	Rate	Change	Volume	Rate	Change

	(in € millions)
INTEREST EARNING ASSETS
Loans to Banks
Domestic offices	15	(40)	(25)	31	(105)	(74)
Foreign offices	12	2	14	(25)	(7)	(32)
Loans to customers
Domestic offices	201	(226)	(25)	108	(122)	(14)
Foreign offices	52	(61)	(9)	7	(176)	(169)
Central government and other eligible bills
Domestic offices	—	—	—	—	—	—
Foreign offices	—	—	—	—	—	—
Debt securities
Domestic offices	26	(37)	(11)	76	(77)	(1)
Foreign offices	8	(10)	(2)	4	(2)	2
Instalment credit
Domestic offices	4	(1)	3	2	(1)	1
Foreign offices	12	(7)	5	11	(4)	7
Finance lease receivables
Domestic offices	(11)	(1)	(12)	(11)	1	(10)
Foreign offices	3	(1)	2	1	—	1

Total interest income	322	(382)	(60)	204	(493)	(289)

				2003 over 2002
	2004 over 2003			(restated)

	Increase/(Decrease) due to change in

	Average	Average	Net	Average	Average	Net
	Volume	Rate	Change	Volume	Rate	Change

	(in € millions)
INTEREST BEARING LIABILITIES
Deposits by Banks
Domestic offices	89	(54)	35	25	(37)	(12)
Foreign offices	(4)	—	(4)	(3)	(11)	(14)
Customer accounts
Demand deposits
Domestic offices	—	(62)	(62)	(15)	(79)	(94)
Foreign offices	(33)	7	(26)	(3)	(123)	(126)
Term deposits
Domestic offices	20	(34)	(14)	47	(127)	(80)
Foreign offices	(29)	46	17	(76)	(24)	(100)
Other deposits
Domestic offices	(42)	27	(15)	(16)	(26)	(42)
Foreign offices	(1)	1	—	—	(1)	(1)
Interest bearing current accounts
Domestic offices	1	(4)	(3)	2	(4)	(2)
Foreign offices	8	1	9	11	(9)	2
Debt securities in issue
Domestic offices	41	(78)	(37)	103	(66)	37
Foreign offices	18	(14)	4	11	(21)	(10)
Subordinated liabilities
Domestic offices	7	(14)	(7)	(9)	10	1
Foreign offices	34	(6)	28	3	(2)	1

Total interest bearing expense	109	(184)	(75)	80	(520)	(440)

Net interest income	213	(198)	15	124	27	151

DESCRIPTION OF ASSETS AND LIABILITIES

      The following sections provide information relating to the assets and liabilities of the Bank of Ireland Group.

Assets

Loan Portfolio

      The Bank of Ireland Group’s loan portfolio comprises loans to customers (including overdrafts) and instalment credit and finance lease receivables.

      The Bank provides mortgage loans for house purchases as well as home improvement loans and secured personal loans to existing mortgage customers. The Bank has a wide range of home mortgage loan products including amortizing, interest only and endowment loans. Interest on mortgage loans is typically at a floating rate but the Bank also makes some fixed rate loans. At March 31, 2004 residential mortgages accounted for 53% of the Group’s total loan portfolio. No other industry classification accounts for more than 10% of the Group’s total loan portfolio.

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

      The following table sets forth the Bank of Ireland Group’s total loans to customers by origin at March 31 for each of the five years ended March 31, 2004.

	At March 31,

	2004	2003	2002	2001	2000

	(in € millions)
Ireland
Agriculture	1,026	963	1,044	977	873
Energy	474	639	693	651	406
Manufacturing	3,427	3,832	3,837	3,450	2,974
Construction and property	3,168	2,412	1,862	2,187	1,561
Distribution	1,266	1,283	1,164	1,192	1,245
Transport	901	436	871	491	507
Financial	1,380	834	1,962	2,123	1,548
Business and other services	5,613	4,002	3,706	3,044	2,175
Personal
— residential mortgages	12,017	9,612	7,531	5,923	5,031
— other lending	4,998	4,900	4,038	3,780	3,108

	34,270	28,913	26,708	23,818	19,428

United Kingdom
Agriculture	69	58	55	53	60
Energy	63	158	142	91	45
Manufacturing	1,275	721	593	568	458
Construction and property	2,572	1,984	2,091	1,650	1,457
Distribution	203	224	226	211	242
Transport	337	249	63	71	85
Financial	173	96	153	171	116
Business and other services	1,375	1,250	1,094	994	706
Commercial mortgages	2,130	1,855	1,989	1,719	1,566
Personal
— residential mortgages	24,073	20,863	22,933	21,362	20,428
— other lending	1,472	995	1,008	841	625

	33,742	28,453	30,347	27,731	25,788

United States
Commercial loans	—	1	22	28	26
Real estate loans, construction	—	—	—	—	—
Real estate loans, mortgage	—	—	—	—	—
Consumer loans	—	—	—	—	—
Bank card loans	—	—	—	—	—
Leasing	—	—	—	—	—
Other loans	—	—	—	—	—

	—	1	22	28	26

Group total loan portfolio	68,012	57,367	57,077	51,577	45,242
Allowance for loan losses	(472)	(480)	(500)	(430)	(398)

Total	67,540	56,887	56,577	51,147	44,844

      The following table sets forth the percentage of total loans to customers represented by each category of loan at March 31, for each of the five years ended March 31, 2004.

	At March 31,

	2004	2003	2002	2001	2000

	%	%	%	%	%
Ireland
Agriculture	1.5	1.7	1.8	1.9	1.9
Energy	0.7	1.1	1.2	1.3	0.9
Manufacturing	5.0	6.7	6.7	6.7	6.6
Construction and property	4.7	4.2	3.3	4.2	3.4
Distribution	1.9	2.2	2.0	2.3	2.8
Transport	1.3	0.8	1.5	1.0	1.1
Financial	2.0	1.4	3.5	4.1	3.4
Business and other services	8.3	7.0	6.5	5.9	4.8
Personal
— residential mortgages	17.7	16.8	13.2	11.5	11.1
— other lending	7.3	8.5	7.1	7.3	6.9

	50.4	50.4	46.8	46.2	42.9

United Kingdom
Agriculture	0.1	0.1	0.1	0.1	0.1
Energy	0.1	0.3	0.2	0.2	0.1
Manufacturing	1.9	1.3	1.0	1.1	1.0
Construction and property	3.7	3.4	3.7	3.2	3.2
Distribution	0.3	0.4	0.4	0.4	0.5
Transport	0.5	0.4	0.1	0.1	0.2
Financial	0.3	0.2	0.3	0.3	0.3
Business and other services	2.0	2.2	1.9	1.9	1.6
Commercial mortgages	3.1	3.2	3.5	3.4	3.5
Personal
— residential mortgages	35.4	36.4	40.2	41.4	45.1
— other lending	2.2	1.7	1.8	1.6	1.4

	49.6	49.6	53.2	53.7	57.0

United States
Commercial loans	—	—	—	0.1	0.1
Real estate loans, construction	—	—	—	—	—
Real estate loans, mortgage	—	—	—	—	—
Consumer loans	—	—	—	—	—
Bank card loans	—	—	—	—	—
Leasing	—	—	—	—	—
Other loans	—	—	—	—	—

	—	—	—	0.1	0.1

Group total loan portfolio	100.0	100.0	100.0	100.0	100.0

Analysis of Loans to Customers by Maturity and Interest Rate Sensitivity

      The following tables analyse loans by maturity and interest rate sensitivity. Overdrafts, which represent a significant proportion of the portfolio, are classified as repayable within one year. Approximately 12.2% of the Bank of Ireland Group’s loan portfolio at March 31, 2004 was provided on a fixed-rate basis. Fixed-rate loans are defined as those loans for which the interest rate is fixed for the full life of the loan. Variable-rate loans include some loans for which the interest rate is fixed for an initial period (e.g., some residential mortgages) but not for the full life of the loan. The interest rate exposure is managed by Global Markets within agreed policy parameters. See Item 11 “Market Risk”.

	As at March 31, 2004

		After
		1 year but
	Within	within	After
	1 year	5 years	5 years	Total

	(in € millions)
Ireland	7,165	11,225	15,880	34,270
United Kingdom	2,815	5,070	25,857	33,742

Total loans by maturity	9,980	16,295	41,737	68,012

Fixed rate	1,609	4,009	2,690	8,308
Variable rate	8,371	12,286	39,047	59,704

Total loans by maturity	9,980	16,295	41,737	68,012

      The following tables set forth an analysis of loans by maturity within each classification as at March 31, 2004.

	As at March 31, 2004

		After
		1 year but
	Within	within	After
	1 year	5 years	5 years	Total

	(in € millions)
Ireland
Agriculture	415	312	299	1,026
Energy	105	214	155	474
Manufacturing	843	1,802	782	3,427
Construction and property	998	1,298	872	3,168
Distribution	508	443	315	1,266
Transport	241	364	296	901
Financial	379	938	63	1,380
Business and other services	1,397	1,670	2,546	5,613
Personal
— residential mortgages	507	2,211	9,299	12,017
— other lending	1,772	1,973	1,253	4,998

	7,165	11,225	15,880	34,270

United Kingdom
Agriculture	33	24	12	69
Energy	21	30	12	63
Manufacturing	402	688	185	1,275
Construction and property	652	1,028	892	2,572
Distribution	73	70	60	203
Transport	63	239	35	337
Financial	42	74	57	173
Business and other services	288	532	555	1,375
Commercial Mortgages	78	660	1,392	2,130
Personal
— residential mortgages	245	1,328	22,500	24,073
— other lending	918	397	157	1,472

	2,815	5,070	25,857	33,742

Group total loan portfolio	9,980	16,295	41,737	68,012

Movement in the Allowance for Loan Losses

      The Group believes its loan loss experience in recent years has been satisfactory. The charge to the Profit and Loss account has not exceeded 20 basis points in any of the past five years.

      The main factors contributing to this outcome have been the exceptional performance of the Irish economy over the period and the low interest rate environment, brought about by membership of the single currency.

      In Britain, the robust performance of the economy, historically low interest rates (which are now on the increase) and a concentration on lower risk residential mortgage lending are responsible for the acceptable loan loss experience there.

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

      Over the past five years total Group loan loss allowances have increased from €398 million to €472 million, representing 0.88% and 0.69%, respectively, of total loans.

      The ratio of loan loss allowances to loans accounted for on a non-accrual basis has increased from 112% in 2000 to 126% in 2004. The improved ratio has been driven in part by significant growth in loan balances whilst non accrual loans have been relatively static over the period as a result of a very benign economy and the current low interest rate environment.

      The following table presents information regarding the movement in the allowance for loan losses in each of the five years ended March 31, 2004.

	Financial year ended March 31,

	2004		2003		2002

	Specific	General	Specific	General	Specific	General

	(in € millions)
Allowance at beginning of year	169.5	310.2	158.8	341.4	123.2	307.2

Total allowance	479.7		500.2		430.4

Exchange adjustments	1.3	5.9	(7.7)	(22.4)	1.4	2.2

Other adjustments:
Acquisitions/ Mergers	—	—	—	—	—	—
Disposals	—	—	—	—	—	—
Transfers: general to specific	—	—	—	—	—	—

	—	—	—	—	—	—

Recovery of amounts previously charged off:
Ireland	12.3	—	4.1	—	14.4	—
United Kingdom	0.7	—	1.5	—	4.7	—
United States	—	—	—	—	—	—

Total recovery of amounts previously charged off	13.0	—	5.6	—	19.1	—

Amounts charged off:
Ireland	(105.3)	—	(77.4)	—	(39.0)	—
United Kingdom	(9.3)	—	(19.0)	—	(16.1)	—
United States	—	—	—	—	—	—

Total amounts charged off	(114.6)	—	(96.4)	—	(55.1)	—

Provision for loan losses charged to income:
Ireland	113.0	(29.7)	102.5	(25.2)	62.1	9.6
United Kingdom	8.6	(5.4)	6.7	16.4	8.1	22.4
United States	—	—	—	—	—	—

	121.6	(35.1)	109.2	(8.8)	70.2	32.0

Allowance at end of year	190.8	281.0	169.5	310.2	158.8	341.4

Total allowance	471.8		479.7		500.2

Movement in the Allowance for Loan Losses

	Financial year ended March 31,

	2001		2000

	Specific	General	Specific	General

	(in € millions)
Allowance at beginning of year	114.5	283.1	122.9	236.2

Total allowance	397.6		359.1

Exchange adjustments	(1.5)	(5.5)	6.5	15.9

Other adjustments:
Acquisitions/ Mergers	—	(0.5)	—	—
Disposals	—	—	—	—
Transfers: general to specific	—	—	—	—

	—	(0.5)	—	—

Recovery of amounts previously charged off:
Ireland	9.6	—	9.9	—
United Kingdom	7.1	—	7.8	—
United States	—	—	—	—

Total recovery of amounts previously charged off	16.7	—	17.7	—

Amounts charged off:
Ireland	(29.1)	—	(26.3)	—
United Kingdom	(19.6)	—	(20.8)	—
United States	—	—	(10.4)	—

Total amounts charged off	(48.7)	—	(57.5)	—

Provision for loan losses charged to income:
Ireland	28.1	30.3	22.9	13.2
United Kingdom	14.1	(0.2)	2.9	17.8
United States	—	—	(0.9)	—

	42.2	30.1	24.9	31.0

Allowance at end of year	123.2	307.2	114.5	283.1

Total allowance	430.4		397.6

      The following table presents additional information regarding provisions and allowances for loan losses for each of the five years ending March 31, 2004.

	For the Financial Year Ended March 31,

	2004	2003	2002	2001	2000

	(in €	millions, except percentages)
	%	%	%	%	%
Allowance at end of year as a percentage of total loans to customers at end of year:
Ireland	0.92	1.12	1.02	0.92	0.89
United Kingdom	0.46	0.54	0.75	0.76	0.87
United States	—	—	—	—	—

Total	0.69	0.84	0.88	0.83	0.88

Specific	0.28	0.30	0.28	0.23	0.25
General	0.41	0.54	0.60	0.60	0.63

Total	0.69	0.84	0.88	0.83	0.88

Allowance at end of year as a percentage of loans accounted for on a non-accrual basis at end of year:(1)
Ireland	98.0	121.3	126.5	142.7	119.3
United Kingdom	293.2	300.5	197.9	131.2	107.2
United States	—	—	—	—	—

Total	125.7	150.1	151.3	136.7	112.1

Average loans to customers(2)	62,129	57,145	55,197	49,049	40,136
Provisions charged to income as a percentage of average loans to customers:
Specific	0.20	0.20	0.13	0.09	0.06
General	(0.06)	(0.02)	0.06	0.06	0.08

Total	0.14	0.18	0.19	0.15	0.14

Net loans charged off as a percentage of average loans to customers	0.16	0.16	0.07	0.07	0.10

(1)	Non-accrual loans include loans in Ireland and the United Kingdom against which interest continues to be accrued but against which specific provisions have been made. For the purposes of this calculation, non-accrual loans do not include accruing loans which are contractually past due 90 days or more as to principal or interest payments and loans which are “troubled debt restructurings” as defined in SFAS No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings”.

(2)	Average loans include average interest earning and non-interest earning loans.

      The following table provides information regarding loans charged off for each of the five years ended March 31, 2004.

	At March 31,

	2004	2003	2002	2001	2000

	(in € millions)
Ireland
Agriculture	3.3	2.9	1.7	2.5	2.1
Energy	15.4	5.0	—	—	1.8
Manufacturing	5.2	21.9	12.8	0.2	1.0
Construction and property	4.3	1.8	0.8	0.6	0.5
Distribution	1.6	2.1	1.3	1.6	1.5
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	22.1	14.5	5.7	5.4	5.0
Personal
— Residential Mortgages	—	—	—	—	0.1
— Other lending	53.4	29.2	16.7	18.8	14.3

	105.3	77.4	39.0	29.1	26.3

United Kingdom
Agriculture	0.1	0.1	0.1	0.1	0.1
Manufacturing	0.6	7.6	0.9	0.8	0.9
Construction and property	0.5	1.1	0.4	6.1	0.2
Distribution	0.5	0.3	4.5	0.2	0.4
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	1.2	2.7	1.2	1.5	1.4
Commercial mortgages	1.4	2.2	—	—	2.9
Personal
— Residential Mortgages	0.6	0.2	3.8	6.4	12.5
— Other lending	4.4	4.8	5.2	4.5	2.4

	9.3	19.0	16.1	19.6	20.8

United States
Commercial loans	—	—	—	—	—
Real estate loans, construction	—	—	—	—	—
Real estate loans, mortgage	—	—	—	—	—
Leases including consumer loans	—	—	—	—	10.4

	—	—	—	—	10.4

Group total	114.6	96.4	55.1	48.7	57.5

      The following table presents an analysis of the Group’s recoveries of loans previously charged off for each of the five years ended March 31, 2004.

	At March 31,

	2004	2003	2002	2001	2000

	(in € millions)
Ireland
Agriculture	0.5	0.2	1.2	0.8	0.9
Manufacturing	3.5	1.3	0.1	1.0	1.5
Construction and property	0.3	0.1	0.3	0.2	0.2
Distribution	0.3	0.1	0.8	0.5	0.8
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	3.1	0.6	2.7	1.9	0.9
Personal
— Residential Mortgages	—	—	—	—	—
— Other lending	4.6	1.8	9.3	5.2	5.6

	12.3	4.1	14.4	9.6	9.9

United Kingdom
Manufacturing	0.3	0.1	0.2	0.3	0.1
Construction and property	—	—	1.5	1.1	0.2
Distribution	—	0.4	0.1	0.2	0.1
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	0.1	0.1	1.1	0.5	0.2
Commercial mortgages	0.1	0.4	—	—	2.9
Personal
— Residential Mortgages	—	—	1.5	4.2	3.5
— Other lending	0.2	0.5	0.3	0.8	0.8

	0.7	1.5	4.7	7.1	7.8

United States
Commercial loans	—	—	—	—	—
Real estate loans, construction	—	—	—	—	—
Real estate loans, mortgage	—	—	—	—	—
Leases including consumer loans	—	—	—	—	—

	—	—	—	—	—

Group total	13.0	5.6	19.1	16.7	17.7

      The following table presents an analysis of allowances for loan losses at March 31, for each of the five years ended March 31, 2004.

	At March 31,

	2004	2003	2002	2001	2000

	(in € millions)
Ireland
Agriculture	13.1	11.2	10.8	10.7	12.3
Energy	11.1	5.9	0.1	—	—
Manufacturing	6.3	9.6	20.7	11.0	3.6
Construction and property	8.3	12.9	4.3	2.3	2.5
Distribution	8.3	7.0	7.6	4.1	4.1
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	60.7	28.9	13.6	9.0	9.8
Personal
— Residential Mortgages	0.9	0.6	0.5	0.4	0.4
— Other lending	58.7	71.2	63.4	45.5	43.6

	167.4	147.3	121.0	83.0	76.3

United Kingdom
Agriculture	0.1	0.1	0.1	0.2	0.3
Manufacturing	4.1	4.2	12.9	12.2	12.0
Construction and property	1.9	2.4	3.5	3.6	1.5
Distribution	0.6	0.5	1.4	0.7	0.6
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	5.0	4.7	7.7	8.1	2.6
Commercial mortgages	1.8	1.1	—	—	6.2
Personal
— Residential Mortgages	0.2	0.3	2.9	5.0	8.3
— Other lending	9.7	8.9	9.3	10.4	6.7

	23.4	22.2	37.8	40.2	38.2

United States
Commercial loans	—	—	—	—	—
Real estate loans, construction	—	—	—	—	—
Real estate loans, mortgage	—	—	—	—	—
Leases (including consumer)	—	—	—	—	—

	—	—	—	—	—

Total specific allowance	190.8	169.5	158.8	123.2	114.5
Total general allowance	281.0	310.2	341.4	307.2	283.1

Total group allowance	471.8	479.7	500.2	430.4	397.6

Risk Elements in Lending

      The U.S. Securities and Exchange Commission requires potential credit risk elements in lending to be analysed as (i) loans accounted for on a non-accrual basis; (ii) accruing loans which are contractually past due 90 days or more as to principal or interest payments; (iii) loans not included in (i) or (ii) which are “troubled debt restructurings” as defined in Statement of Financial Accounting Standards No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings”, and (iv) potential problem loans not included in (i), (ii) or (iii).

      These categories reflect U.S. financial reporting practices which differ from those used by the Bank of Ireland Group. See Item 11 “Market Risk — Provisions and Allowances for Loan Losses”.

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

	At March 31,

	2004	2003	2002	2001	2000

	(in € millions)
Loans accounted for on a non-accrual basis
Ireland(1)	322	268	216	154	145
United Kingdom(1)	53	51	115	161	210
United States	—	—	—	—	—

Total	375	319	331	315	355

Accruing loans which are contractually past due 90 days or more as to principal or interest(2)(3)
Ireland	216	228	167	128	109
United Kingdom	132	160	200	181	240
United States	—	—	—	—	—

Total	348	388	367	309	349

Restructured loans not included above	—	—	—	—	—

(1)	Includes loans in Ireland and the United Kingdom where interest is accrued but provision has been made. The loans on which no interest is accrued amounted to €179 million (2003: €141 million) and the provisions thereon amounted to €99 million (2003: €88 million). The amount of interest in suspense in 2004 was €5 million (2003: €4 million).

(2)	Overdrafts generally have no fixed repayment schedule and are not included in this category.

(3)	Includes home mortgage loans in Ireland and the United Kingdom (March 31, 2004: €84.6 million in Ireland and €107 million in the United Kingdom) which are secured and, typically in the UK, where the original loan to value ratio exceeds 75%, benefit from mortgage indemnity insurance.

      The Bank of Ireland Group generally expects that loans, where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with loan repayment terms, would be included under its definition of non-accrual loans and would therefore have been reported in the above table. However, management’s best estimate of loans not included above, but concerning which the Bank of Ireland Group has doubts as to the ability of the borrowers to comply with loan repayment terms, totalled approximately €76.3 million at March 31, 2004.

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

      Cross-border outstandings exceeding 1% of total assets are set forth in the following table:

	Banks and		Commercial
	other	Government	and industrial
	financial	and official	and other		As percentage of
	institutions	institutions	private sector	Total	total assets(1)

	(in € millions, except percentages)
As at March 31, 2004
United Kingdom	1,195	7	428	1,630	1.5%
As at March 31, 2003
United Kingdom	1,080	—	439	1,519	1.7%
Germany	864	—	54	918	1.0%
As at March 31, 2002
United Kingdom	1,310	—	349	1,659	1.9%
Cayman Islands	500	—	620	1,120	1.3%

(1)	Assets, consisting of total assets as reported in the consolidated balance sheet plus acceptances were €106.5 billion at March 31, 2004 (March 31, 2003: €89.4 billion, March 31, 2002: €87.2 billion).

      Cross-border outstandings to borrowers in countries in which such outstandings amounted to between 0.75% and 1.0% of total assets in aggregate were €879 million at March 31, 2004, €739 million at March 31, 2003 and €868 million at March 31, 2002. The country concerned in 2004 was Germany (2003: Cayman Islands, 2002: Germany).

      As at March 31, 2004, Bank of Ireland Group had no significant exposure to countries experiencing liquidity problems.

Debt Securities

      The following table shows the book value of Bank of Ireland Group’s debt securities at March 31, 2004, 2003 and 2002.

	At March 31,

	2004	2003	2002

	(in € millions)
Irish Government	3,416	2,937	2,104
Other European government	1,590	704	505
U.S. Treasury and U.S. government agencies	49	—	3
Collateralized mortgage obligations	—	—	3
Corporate bonds	9,446	7,428	7,147
Other securities	1,175	1,268	1,123

	15,676	12,337	10,885

      The market value of Bank of Ireland Group’s Irish Government securities (the book value of which exceeded 10% of stockholders’ equity) at March 31, 2004 was €3.4 billion (2003: €2.9 billion; 2002: €2.1 billion).

      The following table categorizes the Group’s investment debt securities, excluding trading securities, by maturity and weighted average yield at March 31, 2004.

	At March 31, 2004

			More than 1 year		More than 5 years
	Less than 1 year		less than 5 years		less than 10 years		After 10 years

	Book	Percent	Book	Percent	Book	Percent	Book	Percent
	Value	Yield	Value	Yield	Value	Yield	Value	Yield

	(in € millions, except percentages)
Irish government	—	—	—	—	—	—	—	—
Other European government	507	0.44	324	0.14			—	—
US Treasury & US government agencies	—	—	49	0.01	—	—	—	—
Collateralised mortgage obligations	—	—	—	—	—	—	—	—
Corporate bonds	2,812	3.31	4,624	5.81	1,568	2.36	231	1.89
Other	709	0.53	329	2.19	—	—	—	—

Total book value	4,028		5,326		1,568		231

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

      The following table analyses placings with banks, based on the branches from which the placing is made. Placings with banks are included in Loans and Advances to Banks in the financial statements.

	At March 31,

	2004	2003	2002

	(in € millions)
Placings with banks repayable within 30 days:
Domestic	1,722	3,288	3,741
Foreign	407	253	1,563

Total	2,129	3,541	5,304

Placings with banks repayable beyond 30 days:
Domestic	4,751	3,800	3,024
Foreign	873	139	57

Total	5,624	3,939	3,081

Total	7,753	7,480	8,385

LIABILITIES

Deposits

      The following tables analyse average deposits by customers based on the location of the branches in which the deposits are recorded for each of the three years ended March 31, 2004.

	2004	2003	2002

	(in € millions)
Branches in Ireland	28,082	25,022	22,814
Branches outside Ireland	21,424	22,882	24,090

Total	49,506	47,904	46,904

	Average		Average		Average
	Interest Rate		Interest Rate		Interest Rate
	during 2004	2004	during 2003	2003	during 2002	2002

	%	(in € millions)%		(in € millions)%		(in € millions)
Branches in Ireland
Current accounts:
Interest bearing	1.0	850	1.5	750	2.0	643
Non-interest bearing	—	6,656	—	5,794	—	5,092
Deposit accounts:
Demand	1.1	10,936	1.7	10,919	2.4	11,547
Time	0.8	9,640	1.2	7,559	3.0	5,532

		28,082		25,022		22,814

Branches outside Ireland
Current accounts:
Interest bearing	2.6	2,312	2.6	2,013	3.1	1,604
Non-interest bearing	—	770	—	753	—	693
Deposit accounts:
Demand	2.8	8,449	2.8	9,628	4.0	9,692
Time	5.1	9,893	4.6	10,488	4.9	12,101

		21,424		22,882		24,090

Total		49,506		47,904		46,904

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

	At March 31, 2004

	0-3	3-6	6-12	Over 12
	months	months	months	months

	(in € millions)
Time deposits
Domestic branches	4,713	288	204	1,644
Foreign branches	5,230	612	167	172
Certificates of deposit
Domestic branches	—	—	—	—
Foreign branches	1,818	824	—	1

	11,761	1,724	371	1,817

      Non-resident deposits held in domestic branches at March 31, 2004 accounted for approximately 3.6% of total deposits.

Short-Term Borrowings

      The following table shows details of short-term borrowings of the Group for each of the three years ended March 31, 2004.

	At March 31,

	2004	2003	2002

	(in € millions, except percentages)
Debt securities in issue
End of year outstandings	12,917	9,652	6,374
Highest month-end balance	13,022	10,411	6,374
Average balance	11,086	8,792	5,287
Average rate of interest
At year-end	1.9%	2.7%	3.8%
During year	2.1%	3.1%	4.6%
Deposits by banks
End of year outstandings	14,068	10,149	11,900
Highest month-end balance	14,521	13,771	14,764
Average balance	14,974	12,056	11,419
Average rate of interest
At year-end	2.7%	2.7%	4.2%
During year	2.7%	3.2%	3.7%

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

      Certain information concerning the Directors and executive officers as at July 16, 2004 is set out below and, in the case of executive Directors, the year of appointment to their present position in square brackets.

Name	Age	Position held	Year appointed a director

Directors
Laurence G Crowley	67	Governor	1990
Richard Burrows	58	Deputy Governor	2000
Brian J Goggin [2004]	52	Group Chief Executive	2000
John O’Donovan [2001]	52	Group Chief Financial Officer	2002
Roy E Bailie	61	Non-Executive Director	1999
David J Dilger	47	Non-Executive Director	2003
Donal J Geaney	53	Non-Executive Director	2000
Sir Michael Hodgkinson	60	Non-Executive Director	2004
Maurice A Keane	63	Non-Executive Director	1983
Raymond MacSharry	66	Non-Executive Director	1993
Declan McCourt	58	Non-Executive Director	2004
George M Magan	58	Non-Executive Director	2003
Caroline A Marland	58	Non-Executive Director	2001
Thomas J Moran	51	Non-Executive Director	2001
Terence Neill	58	Non-Executive Director	2004
Denis O’Brien	46	Non-Executive Director	2000
Mary P Redmond	53	Non-Executive Director	1994
Executive Officers
John G Collins	57	Group Chief Development Officer
Des Crowley	44	Chief Executive, Retail Financial Services, Ireland
Denis Donovan	50	Chief Executive, Wholesale Financial Services
Roy Keenan	57	Chief Executive, UK Financial Services
Cyril Dunne	44	Group Chief Information Officer
John Clifford	54	Group Secretary
Michael Grealy	44	Head of Group HR
Ronan Murphy	52	Head of Group Risk Management

Non-Executive Officers

Laurence G Crowley B Comm, FCA

Governor

      Appointed to the Court in 1990 and Deputy Governor from 1995 to 1997. Appointed Governor following the 2000 Annual General Court. He is Chairman of PJ Carroll & Co Ltd. and a director of Elan Corporation plc, Hardwicke Ltd and O’Flaherty Holdings Ltd. Former Executive Chairman of the Michael Smurfit Graduate School of Business at University College, Dublin.

      (Age 67)

Richard Burrows FCA

Deputy Governor

      Appointed to the Court in 2000. Appointed Deputy Governor in October 2002 and Senior Independent Director in February 2003. Joint Managing Director of Pernod Ricard S.A. and Chairman of Irish Distillers Group Ltd. Past President of the Irish Business and Employers Confederation (IBEC).

      (Age 58)

Executive Directors

Brian J Goggin M Sc (Mgt), FCCA

Group Chief Executive

      Joined Bank of Ireland in 1969. Subsequently served in a variety of senior management positions within Bank of Ireland Group in the United States, Britain and Ireland. Appointed Chief Executive Corporate and Treasury in 1996, Chief Executive Wholesale Financial Services in 2002 and Chief Executive Asset Management Services in April 2003. Appointed to the Court in 2000. Appointed Group Chief Executive on June 3, 2004. A director of Gowan Group Ltd.

      (Age 52)

John O’Donovan B Comm, FCA

Group Chief Financial Officer

      Joined the Group in November 2001 as Group Chief Financial Officer. Appointed to the Court in July 2002. Formerly Group Finance Director/ Company Secretary of Aer Lingus.

      (Age 52)

Non-Executive Directors

Roy E Bailie, OBE

      Appointed to the Court in 1999. Chairman of W&G Baird Holdings Ltd. A director of UTV plc and formerly a director of the Bank of England.

      (Age 61)

David J Dilger BA, FCA

      Appointed to the Court in July 2003. Chief Executive Officer of Greencore Group plc since 1995, Chief Operating Officer from 1992 and Chief Executive of Food Industries plc, which was acquired by Greencore, from 1988. Previously, he was Group Finance Director of Woodchester Investments plc.

      (Age 47)

Donal J Geaney BBS, FCA

      Appointed to the Court in 2000. Chairman of Automsoft, the Irish Aviation Authority and the National Pensions Reserve Fund Commission. Member of the Board of Directors of The Ireland-United States Council. Member of the Board of The Trinity College Foundation. Patron of Junior Achievement. Senior advisor to Elan Corporation, plc.

      (Age 53)

Sir Michael Hodgkinson

      Appointed to the Court in May 2004. Joined British Airports Authority plc in 1992 as Group Airports Director and was appointed Chief Executive in 1999. Chairman of Post Office Ltd and First Choice Holidays plc. Former Managing Director of Land Rover and Range Rover Ltd and former Chief Executive — European Food Division, Grand Metropolitan Group plc.

      (Age 60)

Maurice A Keane M Econ Sc, B Comm

      Appointed to the Court in 1983 as an executive Director. Group Chief Executive from February 1998 until he retired from that post in February 2002, remaining as a non-executive Director. Chairman of Bank of Ireland UK Holdings plc, BUPA Ireland Ltd and University College Dublin Foundation Ltd. A director of DCC plc and AXIS Capital Holdings Ltd.

      (Age 63)

Raymond MacSharry

      Appointed to the Court in 1993. A former Minister for Finance and a former EU Commissioner for Agriculture. Chairman of London City Airport Ltd and a director of Ryanair Holdings plc. Former Chairman of Eircom plc and Green Property plc and a former director of Jefferson Smurfit Group plc.

      (Age 66)

Declan McCourt BL MA

      Appointed to the Court in April 2004. Chief Executive and part owner of OHM Group, Dublin, a passenger and commercial vehicles distribution business. Chairman of the Mater Hospital Foundation and of the Development Council of the University College Dublin Law School. A Director of Fyffes plc and the Dublin Docklands Development Authority.

      (Age 58)

George Magan FCA

      Appointed to the Court in July 2003. Former director of Morgan Grenfell before co-founding and becoming Chairman of J.O. Hambro Magan, a merchant bank. When this was sold to NatWest in 1996, he became Chairman of NatWest Markets Limited Corporate Finance, and subsequently Hawkpoint Partners Limited. He is currently a Partner in Rhône Group, a private equity company headquartered in New York and he is Chairman of Morgan Shipley, an investment banking company based in Dubai.

      (Age 58)

Caroline A Marland

      Appointed to the Court in 2001. Director of Burberry Group plc. Former Managing Director of Guardian Newspapers, a former member of the main board of directors of the Institute of Directors in the UK and a former director of Arcadia Group plc.

      (Age 58)

Thomas J Moran B Sc

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

      (Age 51)

Terry Neill M Econ Sc, MA

      Appointed to the Court in April 2004. A member of the Boards of CRH plc, Trinity Foundation and the Ingram Partnership. Chairman on AMT-Sybex and Meridea Oy. A member of the Governing Body, and chairman of the Finance Committee, of the London Business School and Chairman of Camerata Ireland. Formerly a Senior Partner in Accenture and was chairman of its global Board.

      (Age 58)

Denis O’Brien MBA, BA

      Appointed to the Court in 2000. Former Chairman of ESAT Telecom Group plc. Chairman of Communicorp Group Ltd, the 2003 Special Olympics World Summer Games and the Governing Body National College of Ireland. A director of Digicel Ltd, Oakhill plc, Aergo Capital Ltd, Frontline — International Foundation for the Protection of Human Rights and a number of other companies.

      (Age 46)

Mary P Redmond BCL, LLM, PhD

      Appointed to the Court in 1994 and appointed Deputy Governor from 2000 to September 2002. A consultant Solicitor in Employment Law at Arthur Cox and a former director of Jefferson Smurfit Group plc. Founder of the Irish Hospice Foundation and of The Wheel, the Community and Voluntary Sector network.

      (Age 53)

Terms of Office of the Directors

      In accordance with the Bye-Laws of the Bank each Director, if eligible, must submit himself/herself for re-election by the stockholders every three years. The normal retirement age for Directors is age 68.

REMUNERATION OF DIRECTORS AND OFFICERS

      The aggregate remuneration paid by the Group to the Directors and Executive Officers, (21 persons), then in office, for the financial year ended March 31, 2004 was €8.7 million, including amounts paid under bonus and/or profit-sharing plans. The aggregate amount, included in the above figure, set aside by the Group, in the financial year ended March 31, 2004, to provide pension benefits for these Directors and Executive Officers amounted to €0.2 million. None of the Executive Officers beneficially holds more than 1% of the share capital on an individual basis. Additional information regarding remuneration of Directors is set out in Note 42 to our Consolidated Financial Statements.

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

Employees’ Profit Sharing Plan

      All employees of the Bank and of its participating wholly owned subsidiaries in Ireland, Northern Ireland and Britain (each a “Participating Company”), including Executive Directors, whose remuneration is subject to Irish or UK Income Tax under Schedule E, may participate in a profit sharing plan, the Bank of Ireland Group Employee Stock Issue Scheme (the “Scheme”). To be eligible to do so, they must have had an existing contract of employment with a Participating Company on the last day of the Group’s financial year, which contract must have existed for a period of at least 12 months as at that date and be still in existence on the date on which a profit sharing announcement is made. Employees have the choice of taking their allocation under the Scheme in cash, or in the Ordinary Stock of the Bank. Such stock, when allotted, is held on the employee’s behalf by the Trustees of the Scheme for a minimum period of two years. An additional feature of the Irish version of the plan permits those who choose to take the free stock to forego an amount of their salary towards the acquisition of up to an equivalent amount of stock to be held on the same basis. The Directors have authority from the stockholders to approve profit share payments under the Scheme. To date, annual payments have ranged between zero and 3.5% of each participant’s basic remuneration. The most recent payment approved under the Scheme was 3.5% of basic remuneration for the financial year ended March 31, 2004. As at March 31, 2004, 0.35% of the Bank’s Issued Ordinary Stock was held by the Trustees of the Scheme.

Group Pension Plans

      The Group operates a number of pension plans in Ireland and overseas. The plans are funded and are primarily of the defined benefit type and the assets of the plans are held in separate trustee administered funds. Payments to these defined benefit funds are determined on an actuarial basis, designed to build up reserves during the working life of full-time employees to pay the employees, or their dependants, a pension after retirement. A formal actuarial valuation is undertaken at least triennially to determine the payments to each of these defined benefit funds. At each valuation the funds’ actuaries assess whether the liabilities of each fund, based on current salary levels, are fully funded on a discontinuance basis.

      The total pension cost for the Group in respect of the financial year ended March 31, 2004 was €60 million of which €36 million related to the main scheme.

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

Indebtedness of Directors and Executive Officers

      The aggregate amount of indebtedness of Directors (9 persons), on normal commercial terms to the Bank of Ireland Group amounted to €24 million at March 31, 2004. The interest rates payable thereon and other terms were at prevailing market rates and terms and reflect ordinary commercial transactions and do not involve more than the normal risk of collectibility or present other unfavourable features. The aggregate amount of indebtedness of Executive Directors and Executive Officers of the Group (10 persons) and two connected persons, not included in the above figure, on terms similar to those on which loans are made to members of staff generally, which are at interest rates more favorable than prevailing market rates, was €341,404 at March 31, 2004. These loans were outstanding at the time of the enactment of the U.S. Sarbanes-Oxley Act. Loans to Directors and Executive Officers at rates more favorable than prevailing market rates, while conforming with Irish practice and law, would in most cases not be permissible for similar institutions subject to regulation in the U.S.

CORPORATE GOVERNANCE STATEMENT

      The Court of Directors is accountable to the stockholders for corporate governance and continues to be committed to maintaining the highest standards of corporate governance as set out in the “Combined Code: Principles of Good Governance and Code of Best Practice” (the “Code”). The Directors believe that the Group has complied fully with the provisions of the Code throughout financial year 2003/2004. There were many developments in corporate governance in 2003 including the publication in July 2003 of “The Combined Code on Corporate Governance” which applies for reporting years beginning on or after November 1, 2003, the rules issued by the US Securities and Exchange Commission to implement the Sarbanes-Oxley Act of 2002 and the Companies (Auditing and Accounting) Act 2003 in Ireland. The new Code came into effect for Bank of Ireland at the beginning of the current year on April 1, 2004 and the Directors will be reporting on compliance with it during 2004/2005 in the 2004/2005 Annual Report.

COURT OF DIRECTORS

      The following statements indicate how the Court of Directors has applied the principles contained in the 1998 Code during the year under review:

•	It is the practice that the Court of Directors comprises a significant majority of non-executive Directors and as at July 1, 2004, the Court comprised 17 Directors, 15 of whom were non-executive Directors.

•	The non-executive Directors have varied backgrounds, skills and experience and each brings his/her own independent judgement to bear on issues of strategy, performance and standards of conduct; all are considered to be independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement; collectively, the Court brings strong and effective leadership to the Group (see short biographical descriptions of each of the Court members on pages 66 to 69).

•	Richard Burrows, as Deputy Governor, is the Senior Independent Director.

•	All non-executive Directors are appointed for an initial three-year term but may be asked to stay for a further term of three years assuming satisfactory performance. Where a Director is invited to remain beyond six years, his/her performance will be subject to particularly rigorous review.

•	All Directors retire by rotation at least every three years and if eligible may offer themselves for re-election subject to satisfactory performance evaluation.

•	On appointment all non-executive Directors receive comprehensive briefing documents designed to familiarise them with the Group’s operations, management and governance structures; these cover the functioning of the Court and the role of the key Court Committees. In addition, new Directors undertake an induction programme, including visits to Group businesses and briefings with senior management as appropriate. On an ongoing basis special training/briefing sessions appropriate to the business of the Group are provided to all non-executive Directors.

•	All newly appointed Directors are provided with a comprehensive letter of appointment detailing their responsibilities as Directors, the term of their appointment and the expected time commitment for the role.

•	There is a clear distinction between the responsibilities at the head of the Group through the separation of the position of the chairman of the Court (the Governor), who is non-executive and the Group Chief Executive.

•	Nine scheduled meetings of the Court were held during the year ended March 31, 2004. Additional meetings are arranged if required. When necessary the Court appoints a committee to consider and progress specific matters which require attention between scheduled Court meetings.

•	A programme is prepared and agreed each year which ensures that the Directors review corporate strategy on a regular basis as well as the operations and performance of business units. Additionally, the Court has a schedule of matters specifically reserved for its decision.

•	Agenda and papers which provide the Directors with relevant information to enable them to fully consider agenda items in advance are circulated prior to each meeting.

•	The Court periodically reviews and appraises its own performance and effectiveness.

—	The Governor conducts one to one discussions each year with each Director to assess his/her performance and that of the Court and Committees in general; following collective discussions with the non-executive Directors on issues which arise in these one to one discussions, the Governor presents his overall findings to the Court for its consideration and action as required.

—	The non-executive Directors, led by the Senior Independent Director, meet without the Governor present at least annually to appraise the Governor’s performance, having taken the views of the Executive Directors into account. They may also meet on such other occasions as are deemed appropriate.

•	In addition, the Court meets informally from time to time to explore business and banking issues in more detail than might be practicable at the regular formal meetings.

•	The Court receives regular reports on corporate governance, compliance and internal controls directly and through the Group Audit Committee and the Group Nomination and Governance Committee.

•	The Directors have access to the advice and services of the Group Secretary, who is responsible for advising the Court on all governance issues and for ensuring that the Court complies with agreed procedures and regulations. The Directors also have access to independent professional advice, at the Group’s expense, if and when required.

•	A written code of ethics has been adopted applicable to all staff including the Chief Executive, Chief Financial Officer, Principal Accounting Officer or Controller or persons performing such functions. The code is available to any person without charge upon request to the Group Secretary.

•	On July 15, 2004, Bank of Ireland Group launched its “Good Faith Reporting Policy” which provides a structured approach to employees for reporting instances of suspected wrongdoing in the Group, and provides certain assurances to an employee who makes a report in good faith.

COURT COMMITTEES

      The Court delegates responsibility for a range of specific issues, as set out below, to different committees, whose terms of reference are reviewed periodically. In all cases the Court is kept fully informed of the activities of each committee through formal reports and minutes thereby providing it with an opportunity to have its views taken into account.

      The terms of reference of the Committees of the Court are available on the Bank’s website www.bankofireland.ie.

      Group Audit Committee — The Group Audit Committee, which comprises non-executive Directors only, is responsible for meeting regularly with the Group’s senior management, the external auditors and the Group Chief Internal Auditor to review the Group’s internal controls including financial controls. In particular, the Committee reviews the internal and external audit plans and subsequent findings, the selection of accounting policies, the auditors’ report, financial reporting including the annual audited accounts and other related matters. The Group Audit Committee is also charged with the responsibility of reviewing the independence and objectivity of the external auditors and the effectiveness of the services provided by them. The Committee conducts an annual review of the procedures and processes by which non-audit services are provided by the external auditors in order to ensure, among other things, that auditor objectivity and independence are not compromised.

      The external auditors and the Group Chief Internal Auditor have full and unrestricted access to the Group Audit Committee as well as to the Group Chief Executive and the Governor. The external auditors and the Group Chief Internal Auditor attend meetings of the Group Audit Committee and the Committee meets separately at least annually with the Group Chief Internal Auditor and the external auditors, in both cases without management present. The Court has determined that David Dilger is the audit committee financial expert as required by S.407 of the Sarbanes Oxley Act of 2002.

      During the year, the Committee adopted a comprehensive policy on the provision of non-audit services to the Group. This policy provides for the pre-approval of all non-audit services as well as the prohibition on the provision of certain other named services by the Group’s auditor, PricewaterhouseCoopers. Management seeks annual pre-approval for certain categories of services which may be rendered by PricewaterhouseCoopers, along with budgets attaching to each category, which cannot be exceeded without the prior approval of the Committee. Any assignment outside of the approved categories or which would cause fees to exceed the agreed budget must be pre-approved by any one non-executive member of the Audit Committee and notified to the Audit Committee for ratification at its next meeting. Management reports quarterly to the Audit Committee the amount of fees actually incurred in respect of each category of service. It is Group policy to subject all major consultancy assignments to a competitive tender process.

      The Committee met on seven occasions during the year ended March 31, 2004.

      Group Remuneration Committee — The Group Remuneration Committee comprises non-executive Directors only. The Committee met on six occasions during the year ended March 31, 2004.

      Group Nomination and Governance Committee — The Group Nomination and Governance Committee comprises non-executive Directors only. It is responsible for leading the process for Court and key subsidiary Board appointments and renewals. The Committee regularly reviews succession plans for the Court and key subsidiary Boards in the context of the Group’s strategy and the skills, knowledge and experience of current Directors and makes recommendations to the Court with regard to any changes it considers desirable.

      In addition the Committee monitors developments in corporate governance, assesses the implications for the Group and advises the Court accordingly. It is also charged with overseeing the Group’s Corporate Responsibility Programme. The Committee was previously known as the Group Nominations Committee.

      The Committee met four times during the year ended March 31, 2004.

COURT SUB-COMMITTEES

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

Committees of the Court at July 1, 2004

Group Nomination & Governance
Group Audit Committee	Group Remuneration Committee	Committee

Roy E Bailie (Chairman)	Laurence G Crowley (Chairman)	Laurence G Crowley (Chairman)
David Dilger	Richard Burrows	Richard Burrows
George Magan	Donal J Geaney	David Dilger
Declan McCourt	Declan McCourt	Sir Michael Hodgkinson
Thomas J Moran	Thomas J Moran	Caroline Marland
Terry Neill	Terry Neill	Denis O’Brien
	Denis O’Brien	Mary P Redmond

Sub-Committees of the Court

Group Risk Policy Committee	Group Investment Committee

Ronan Murphy (Chairman)	Brian Goggin (Chairman) (Court member)
John Clifford	John Clifford
John G Collins	John G Collins
Des Crowley	Des Crowley
Denis Donovan	Denis Donovan
Brian Goggin (Court member)	Cyril Dunne
Roy Keenan	Roy Keenan
Vincent Mulvey	John O’Donovan (Court member)
Malachy Murphy
John O’Donovan (Court member)

EMPLOYEES

      For the year ended March 31, 2004 the Group employed 17,584 staff on an average full-time equivalent basis (see Note 9 to our Consolidated Financial Statements on page F-24). The decrease in staff over the previous year’s figure (18,214) is mainly due to a consolidation of UK functions and the sale of Active Business Services. The Group employed 18,438 staff on average in 2002.

      The Bank continues to operate an Employee Stock Issue scheme under which Group employees may be granted allocation of shares depending on Group performance.

STOCK OPTIONS

      Under the terms of the senior executive Stock Option Scheme approved by the stockholders, options may be granted, at the discretion of the Directors, enabling senior executives to subscribe for specified numbers of units of Ordinary Stock.

      As at July 1, 2004 options were outstanding over 6,451,750 units of stock representing 0.67% of the total Ordinary Stock then in issue.

      Such options are exercisable as follows:

	Number
	Outstanding at
Exercise price (€ cent)	July 1, 2004	Exercise Period

2.111	80,000	May 1998 – May 2005
2.819	506,000	June 1999 – June 2006
3.241	80,000	Nov 1999 – Nov 2006
4.529	360,000	June 2000 – June 2007
5.753	243,850	Nov 2000 – Nov 2007
8.264	204,000	May 2001 – May 2008
8.933	534,000	July 2002 – July 2009
8.430	80,250	Nov 2002 – Nov 2009
6.960	632,000	May 2003 – May 2010
9.150	123,650	Nov 2003 – Nov 2010
11.050	687,000	May 2004 – May 2011
10.540	234,000	Nov 2004 – Nov 2011
12.500	926,000	June 2005 – June 2012
10.65	20,000	Dec 2005 – Dec 2012
10.77	1,620,000	June 2006 – June 2013
10.54	121,000	Dec 2006 – Dec 2013

      As at July 1, 2004, executive Directors and Executive Officers as a group held options under the above scheme over a total of 1,064,650 units, representing 0.11% of the total Ordinary Stock in issue.

      In addition to their interests in Ordinary Stock through their holding of stock options and the conditional awards of stock they have received under the Long Term Performance Stock Plan (“LTSP”) as set out in Note 34 to our Consolidated Financial Statements, the interests of the Directors and Group Secretary in office at July 1, 2004, and of their spouses and minor children, in the stocks issued by the Bank are set out below:

UNITS OF €0.64
OF ORDINARY STOCK
As at July 1, 2004
Beneficial

DIRECTORS
R E Bailie	3,561
R Burrows	46,226
L G Crowley	37,698
D J Dilger	2,345
D J Geaney	17,889
B J Goggin	332,970
M Hodgkinson	2,000
M A Keane	1,191,487
R MacSharry	1,775
G M Magan	1,245
C A Marland	1,526
D McCourt	5,022
T J Moran	1,541
T V Neill	83,648
D O’Brien	301,526
J O’Donovan	29,207
M P Redmond	2,698
SECRETARY
J B Clifford	57,528

      As at July 1, 2004, Directors and Executive Officers of the Bank as a group beneficially held 0.26% (2.5 million units) of the Bank’s Issued Ordinary Stock.

Limitations on Stock Issue and Stock Option Plans

      All of the employee stock issue and stock option schemes are subject to a range of flow rate controls approved by the stockholders and which conform to institutional investor guidelines.

      The exercise of all options, excluding options granted under the Group Sharesave Scheme, granted since the commencement of the financial year 1996/97 is conditional upon earnings per share achieving a cumulative growth of at least 2% per annum compound above the increase in the Consumer Price Index over either the three-year period, or if not achieved, the six-year period, commencing with the period in which the options are granted.

Group Sharesave Scheme

      At the 1999 Annual General Court the stockholders approved the establishment of a Sharesave (“SAYE”) Scheme. This Scheme was launched in February 2000 and options to purchase units of Ordinary Stock were granted to participating employees at an option price of €5.40, which represented a 20% discount to the then market price. A further offer under the scheme was made in December 2003 and options to purchase Ordinary Stock were granted to participating employees in the Republic of Ireland at an option price of €7.84 which represented a 25% discount on the then market price and to participating employees in the UK at an option price of €8.37 which represented a 20% discount to the then market price. As at March 31, 2004 there were outstanding options under the Scheme over 16,770,743 units of Ordinary Stock (1.74% of the Issued Ordinary Stock). These options are ordinarily exercisable, provided the participant’s savings contracts are complete, between May 2005 and February 2009. See Note 34 to our Consolidated Financial Statements.

Item 7     MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

CONTROL OF REGISTRANT

      As far as the Bank is aware, it is neither directly nor indirectly owned or controlled by another corporation or any government and there are no arrangements in place the operation of which may result in a change in its control.

      As at April 21, 2004 the Bank had received notification of the following substantial interests in its issued Ordinary Stock:

NAME	Units Held	%

Bank of Ireland Asset Management Limited*	64,754,390	6.7

*	This stockholding is not beneficially owned by this company, but is held on behalf of a range of clients, none of whom hold, so far as the Directors have been notified, more than 3% of the Issued Ordinary Stock.

      The Group’s major stockholders do not have different voting rights from other stockholders.

RELATED PARTY TRANSACTIONS

      Refer to Note 42 and Note 44 of our Consolidated Financial Statements. Also see “Interest of Management in Certain Transactions” and “Indebtedness of Directors and Executive Officers” on page 69.

DESCRIPTION OF US STOCKHOLDERS

      At March 31, 2004, 757,272 units of Ordinary Stock were held by 412 stockholders with registered addresses in the U.S. and 5,614,409 ADSs were held by 225 registered holders with addresses in the U.S. The combined shareholdings of these holders comprise approximately 0.68% of the total number of units of Ordinary Stock in issue at March 31, 2004 (being 943,334,507 units). These figures do not include either the number of units of Ordinary Stock held by stockholders with registered addresses outside the U.S. in which U.S. residents have an interest or the number of such U.S. residents.

RELATIONS WITH STOCKHOLDERS

      Communications with stockholders are given high priority. The Directors are kept informed on investor issues through regular reports from Group Investor Relations and feedback from our brokers and investment bankers. The Group seeks to provide through its Annual Report a balanced, clear assessment of the Group’s performance and prospects. It also uses its internet website (www.bankofireland.ie) to provide investors with the full text of the Annual and Interim reports, the Form 20-F, (which is filed annually with the US Securities and Exchange Commission) and with copies of slide presentations to analysts and investors as they are made, so that information is available to all stockholders. Additionally the “Investor Information” section on the Group’s homepage on the website is updated with all Stock Exchange releases as they are made by the Group including full year and half year results presentations.

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

      The Group’s policy is to make constructive use of the Annual General Court and all stockholders are encouraged to participate. The notice of this meeting issues at least 20 working days before the meeting. At the Annual General Court separate resolutions are proposed on each substantially separate issue and when an issue has been determined at the meeting on a show of hands, the Chairman indicates to the meeting the proportion of proxy votes for, against and abstaining from that resolution to demonstrate what the voting position would have been if the votes of those not in attendance at the meeting were taken into account. It is usual for all Directors to attend the Annual General Court and to be available to meet stockholders both before and after the meeting. In addition a ‘Help Desk’ facility is available at the meeting to assist stockholders to resolve any issues in relation to their stockholdings.

Item 8     FINANCIAL INFORMATION

      See pages F-1 through F-107.

DIVIDEND POLICY

      The table below provides a summary of dividends per unit of Ordinary Stock paid in respect of the past five financial years.

	Dividends	Translated into
	per unit of	U.S. cents
	Ordinary Stock	per Unit of
Dividend Payment Date	(in euro cent)	Ordinary Stock(1)

Financial Year ended March 31, 2004
July 16, 2004	26.60	33.08
January 6, 2004	14.80	18.90
Financial Year ended March 31, 2003
July 18, 2003	23.80	26.75
January 7, 2003	13.20	13.75
Financial Year ended March 31, 2002
July 19, 2002	21.40	21.73
January 8, 2002	11.60	10.35
Financial Year ended March 31, 2001
July 13, 2001	19.60	16.71
January 16, 2001	9.40	8.81
Financial Year ended March 31, 2000
July 14, 2000	16.14	15.13
January 11, 2000	7.36	7.60

(1)	Translated at the Noon Buying Rate on the dates of payment.

      The Group operates a progressive dividend policy based on the medium term outlook as well as earnings in any particular year. Total dividend for 2003/2004 is covered 2.6 times compared to 2.7 times in the previous year.

LEGAL PROCEEDINGS

      There are no legal or arbitration proceedings pending or threatened of which the Bank is aware involving the Group which may or have had in the recent past a significant effect on the financial position of the Group taken as a whole.

PROSPECTIVE ACCOUNTING CHANGES

International Financial Reporting Standards

      By regulation, the European Union (“EU”) has agreed that listed companies must use International Financial Reporting Standards (“IFRS”) adopted for use in the EU in the preparation of consolidated accounts. The objective is to improve financial reporting and enhance its transparency within the EU. Bank of Ireland will be required to prepare financial statements in accordance with IFRS from 1 April 2005.

      In the light of the EU decision, the International Accounting Standards Board (“IASB”) has put in place a platform of standards that must be applied by all first time adopters of IFRS as of 1 January 2005, and in addition have announced its intention to avoid mandatory accounting changes between 2004 and 2006. A number of new or revised standards have recently been finalised in March 2004. These include, IAS 32 “Financial Instruments:

Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement”. As of June 30, 2004 neither IAS 32 nor  AS 39 has yet been endorsed by the European Commission and the International Accounting Standards Board (“IASB”) is still considering possible amendments to IAS 39.

      During 2003, the Group initiated a programme to change its accounting policies and practices to be IFRS compliant by 2005. A dedicated project team has been assembled and separate work streams have been established for each difference in accounting that will require significant effort to implement. The programme is advancing according to plan.

      Although existing Irish GAAP is similar in many ways to IFRS, there are a number of significant differences from the Group’s accounting policies. Currently it is not possible to quantify the impact of these differences due to both the nature and complexity of the standards themselves and the level of uncertainty surrounding their adoption. Additionally, regulators have not yet issued guidance in respect of regulatory capital treatment. The summary below outlines the major differences for the Group in respect of recognition and measurement of the IFRS standards that were in place as at March 31, 2004, including IAS 32 and IAS 39.

Loan impairment

      The accounting policy for loan losses under Irish GAAP is set out in Note 1 to our Consolidated Financial Statements. IFRS requires impairment losses on financial assets carried at amortised cost to be measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the assets original effective interest rate. Impairment must be assessed individually for individually significant assets, but can be assessed collectively for other assets.

Effective interest rate and lending fees

      Under Irish GAAP, fees receivable which represent a return for services provided, risk borne or which are in the nature of interest are credited to income when the service is performed or over the period of the product as appropriate. IFRS requires origination fees to be deferred and recognised as an adjustment to the effective interest rate on the related financial asset. The effective interest rate is the rate that discounts estimated future cash flows over an instrument’s expected life to its net carrying value. Under IFRS, the carrying value of the financial instrument held at amortised cost is calculated using the effective interest rate method.

Financial Instruments: financial assets

      Under Irish GAAP, loans are measured at cost less provision for bad and doubtful debt, derivatives held for trading are carried at fair value, hedging derivatives are accounted for in accordance with the item being hedged and securities are classified as being held as investment securities, or held for trading purposes. Investment debt securities are stated at cost less provision for any permanent diminution in value. Premiums and discounts on dated securities are amortised to interest income over the period to maturity. Trading securities are carried at fair value. Under IFRS, financial assets are classified as either held-to-maturity, available for sale, held for trading, designated at fair value through profit and loss, or loans and receivables. Financial assets classified as held-to-maturity or as loans and receivables are carried at amortised cost. Other financial assets are measured at fair value.

Life Assurance Operations

      Under Irish GAAP, the Group accounts for the value of the shareholders’ interest in long term assurance business using the embedded value method of accounting, thus recognising the discounted value of future profits on the writing of new business. Under IFRS 4, “Insurance contracts” (which was published as at March 31, 2004), all contracts that do not meet the definition of an insurance contract are no longer permitted to recognise the discounted value of future profits on the writing of new business, thus on applying IFRS 4 this amount will be reversed out and recognised in future periods. Thus contracts, which are largely investment in nature, should be accounted for in accordance with IAS 39 as a financial instrument. In light of this standard the Group are currently reviewing their product portfolio.

Pensions

      Under Irish GAAP, the cost of defined benefit pension schemes is determined by independent professionally qualified actuaries using the projected unit credit method of funding and recognised on a systematic basis over the employees’ service lives. Scheme liabilities are discounted at a long-term stable discount rate. Under IFRS, scheme liabilities are discounted at a market rate on high quality corporate bonds. Actuarial gains and losses must be amortised, on a straight line basis over the expected average remaining working lives of employees, to income or expense if they amount cumulatively to more than 10% of the present value of scheme liabilities or 10% of the fair value of scheme assets.

Derivatives and hedging

      Under Irish GAAP, Derivatives held for hedging purposes are accounted for on the same basis as underlying assets and liabilities. IFRS requires derivatives to be recognised at fair value, with changes in the valuation impacting the profit and loss account, (except for cash flow hedges where valuation changes are recorded in equity), potentially resulting in significant earnings volatility. Hedge accounting is much more restrictive under IAS 39 than at present under Irish GAAP. Certain conditions must be met for a relationship to qualify for hedge accounting. These include designation, documentation and prospective and actual hedge effectiveness. The IAS implementation team is currently considering a number of alternative IAS 39 compliant strategies with a view to limiting the impact to earnings and equity and the volatility arising from application of IAS 39.

Share based payments

      Under Irish GAAP the grant of options under the Group’s Stock Option Schemes and Sharesave Scheme does not give rise to an expense in the profit and loss account. Under IFRS the granting of any stock or options to employees will give rise to a charge in the profit and loss account over the vesting period of the stock options. This standard applies to all equity settled stock based payments granted after November 7, 2002 that have not yet vested at the effective date of IFRS.

Goodwill

      Under Irish GAAP goodwill arising on acquisitions of subsidiary undertakings occurring after March 31, 1998 are capitalised as assets on the balance sheet and amortised on a straight-line basis over their useful economic lives. Goodwill on acquisitions prior to March 31, 1998 was charged against reserves in the year of acquisition and in the event of a subsequent disposal, the goodwill would be written back and reflected in the profit and loss account. Under IFRS goodwill should not be amortised but should be tested annually for impairment.

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

Financial Reporting Standard 20, “Share-based Payment” (“FRS 20”)

      In April 2004, the ASB issued Financial Reporting Standard 20 — Share-Based Payment which would apply to all entities and all types of share based payment transactions including all employee share option plans. This standard requires entities to recognize an expense in the profit and loss account in respect of share based payments over the period in which the services are rendered by the employees. The expense will be measured by reference to the fair value of the equity instruments granted taking into account the terms and conditions upon which those equity instruments were granted. As the Group operates a number of share based schemes, implementation of this standard would result in a charge to the profit and loss account. For further details see Note 34 to our Consolidated Financial Statements.

Financial Reporting Standard 21 “Events after the Balance Sheet Date” (“FRS 21”)

      In May 2004 the ASB issued Financial Reporting Standard 21 — Events after the Balance Sheet Date which is applicable for the year ended March 31, 2006. This standard prescribes when an entity should adjust its financial statement for events after the balance sheet date and details the disclosures required in connection with events occurring after the balance sheet date.

Consolidation of Variable Interest Entities

      FIN 46 was issued in January 2003 and revised in December 2003. FIN 46 provides guidance on how to identify a variable interest entity (“VIE”) and determine when the assets, liabilities, non controlling interests, and results of operations of a VIE need to be included in a company’s consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company’s interest in the VIE is such that the company will absorb a majority of the VIE’s expected losses and/or receive a majority of the entity’s expected residual returns, if they occur.

SFAS 132: Employers’ disclosures about pensions and other post-retirement benefits

      In December 2003, the FASB issued No. 132 (revised 2003) “Employers Disclosures about Pensions and Other Post-Retirement Benefits”. SFAS No. 132 revises employers’ disclosures about pension plans and other post-retirement benefits by requiring additional disclosures such as descriptions of the types of plan assets, investment strategies, measurement dates, plan obligations, cash flows and components of net periodic benefit costs recognised during interim periods. The statement does not change the measurement or recognition of the plans.

SFAS 150: Accounting for certain financial instruments with characteristics of both liability and equity

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that certain obligations that could be settled by issuance of an entity’s equity but lack other characteristics of equity be reported as liabilities. Some provisions of this Statement are consistent with the FASB’s proposal to revise the definition of liabilities in DASB Concepts Statement No. 6, “Elements of Financial Statements.” This Statement was effective beginning July 1, 2003. On November 7, 2003, FASB Staff Position (FSP) FAS 150-3 was issued deferring the effective date for the measurement provisions of paragraphs 9 and 10 of FAS 150, as they apply to mandatorily redeemable non-controlling interests (e.g., minority interests in finite-lived entities). The FSP indicated, however, that the disclosure requirements of FAS 150 continue to apply. The Group does not anticipate that the adoption of FAS 150 will have a material impact on the consolidated financial statements.

SOP 03-3: Accounting for Certain Loans or Debt Securities Acquired in a Transfer

      The SOP addresses accounting for differences between the contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable to credit quality. This SOP is effective for loans acquired in accounting periods beginning after December 15, 2004. The Group is currently assessing the impact of this SOP on its U.S. GAAP reconciliations.

Item 9     THE OFFER AND LISTING

NATURE OF TRADING MARKET

      As at July 1, 2004 the authorized capital stock of the Bank was made up of €960,000,000 divided into 1,500,000,000 units of Ordinary Stock of €0.64 each, U.S.$200,000,000 divided into 8,000,000 units of Non-Cumulative Preference Stock of U.S.$25 each, STG£100,000,000 divided into 100,000,000 units of Non-Cumulative Preference Stock of STG£1 each and €127,000,000 divided into 100,000,000 units of Non-Cumulative Preference Stock of €1.27 each.

      As at July 1, 2004, there were 965,936,121 units of Ordinary Stock of €0.64 each issued and outstanding. As at July 1, 2004, 1,876,090 units of Sterling Preference Stock and 3,026,598 units of Euro Preference Stock were in issue.

      The principal trading markets for the Ordinary Stock are the Irish Stock Exchange and the London Stock Exchange.

      At July 1, 2004, 67 companies were quoted on the Irish Stock Exchange. These companies had a combined market capitalization of more than €168,919 million at that date. The 11 companies with the largest market capitalizations accounted for over 87% of the Exchange’s total market capitalization.

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

	Ordinary Stock		ADSs

	High	Low	High	Low

	(in euro)		(in dollars)
Financial Year ended March 31
2000	9.70	5.68	42.38	22.25
2001	10.80	6.36	41.75	24.07
2002	12.61	7.85	44.15	28.31
2003	14.05	8.70	52.40	34.70
2004	11.85	9.80	60.20	42.60
Financial year 2002/2003
First quarter	14.05	12.29	52.40	43.20
Second quarter	12.80	9.85	50.62	39.05
Third quarter	11.74	8.70	46.65	34.70
Fourth quarter	10.43	9.13	44.82	40.27
Financial year 2003/2004
First quarter	11.60	9.80	53.55	42.60
Second quarter	11.20	10.07	51.46	45.70
Third quarter	10.82	10.18	54.94	48.28
Fourth quarter	11.85	10.15	60.20	49.89
Month ended
January 2004	11.85	10.90	60.20	55.38
February 2004	11.47	10.53	58.20	53.34
March 2004	10.69	10.15	53.63	49.89
April 2004	10.78	10.11	52.44	48.96
May 2004	10.17	9.70	49.86	47.12
June 2004	10.98	10.19	53.84	49.95

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

2.              Directors

      Any Director interested in a contract must declare his/her interest at a meeting of the Directors at which the question of entering into such contract first arises. The Bye-Laws also require that a Director may not vote in respect of any proposal in which he or any person connected with him has a material interest of making this determination. Interests in stock, shares, debenture or other securities of the Bank are disregarded for the purpose. A Director cannot be counted in a quorum of the Court of Directors or of the meeting of a committee in relation to any resolution on which he is debarred from voting. The prohibition on voting in respect of contracts in which Directors are interested is disapplied in respect of proposals:

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

(e)	regarding any pension or retirement fund or stock option scheme from which a Director might benefit and which has been approved by the Revenue Commissioners; and

(f)	regarding any proposal to purchase and maintain insurance against any liability incurred by Directors and Officers of the Bank.

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

      In accordance with “The Combined Code on Corporate Governance”, adopted by the Irish Stock Exchange and the London Stock Exchange, all Directors retire by rotation every three years and, if eligible, may offer themselves for re-election subject to satisfactory performance evaluation.

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

Voting Rights

      Voting at any General Court is by a show of hands unless a poll is properly demanded. On a show of hands every stockholder who is present in person or by proxy has one vote regardless of the number of units of stock held by him. On a poll, every stockholder who is present in person or by proxy has one vote for every unit of Ordinary Stock of €0.64 each. A poll may be demanded by: the chairman of the meeting, or by at least nine members of the Bank present in person or by proxy and entitled to vote on a poll. The necessary quorum for a General Court is 10 persons present in person or by proxy and entitled to vote.

      All business is considered to be special business if it is transacted at an Extraordinary General Court as is all business transacted at an Annual General Court other than the declaration of a dividend, the consideration of the accounts, the balance sheet and reports of the Directors and Auditors, the election of Directors in the place of those retiring, the re-appointment of the retiring auditors, and the determination of the remuneration of the auditors, all of which is deemed ordinary business. Special business is dealt with by way of a special resolution, which must be passed by not less than three fourths of the votes cast by such members as being entitled so to do, vote in person or, where proxies are allowed, by proxy at a General Court at which not less than 21 days’ notice specifying the intention to propose a resolution as a special resolution has been duly given. Ordinary business is dealt with by way of an ordinary resolution which requires a simple majority of the votes cast by the members voting in person or by proxy at a General Court. Where an equal number of votes has been cast on any resolution the chairman of the meeting is entitled to a second or casting vote.

Liquidation Rights

      In the event of any surplus arising on the occasion of the liquidation of the Bank the Ordinary Stockholders would be entitled to a share in that surplus pro rata to their holdings of Ordinary Stock.

(b)	Preference Stock

      The capital of the Bank is divided into Ordinary Stock and Non-Cumulative Dollar Preference Stock, Non-Cumulative Sterling Preference Stock and Non-Cumulative Euro Preference Stock. At March 31, 2004 there were in issue 1,876,090 units of Non-Cumulative Sterling Preference Stock and 3,026,598 units of Non-Cumulative Euro Preference Stock. The holders of Non-Cumulative Sterling and Euro Preference Stock are entitled to a fixed annual dividend in accordance with the terms and conditions relating to the issue of the Preference Stock. Any dividend which has remained unclaimed for 12 years from the date of its declaration may be forfeited and cease to remain owing by the Bank.

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

6.	Limitation on the Rights to Own Securities

Neither the Charter nor the Bye-Laws impose restrictions on the right of non-resident or foreign shareholders to own securities in the Bank. See, however, “Exchange Control and Other Limitations Affecting Security Holders” on page 85, for restrictions imposed in the context of EU and UN sanctions.

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

9.	Long Term Incentive Plan and Executive Stock Option Schemes

At the Annual General Court held on July 7, 2004 stockholders approved the establishment of a new Long Term Incentive Plan and a new Executive Stock Option Scheme. The adoption of these proposals will not affect conditional awards and options already granted under the current schemes, but no new awards will be made under the current schemes. The Bank of Ireland Group Long Term Incentive Plan — 2004 will focus on the Bank’s total shareholder return (“TSR”) relative to a group of 17 leading European financial services businesses. TSR takes into account both the Bank’s stock price performance and dividend payments to stockholders. The Bank of Ireland Group Executive Stock Option Scheme — 2004 will focus on alternative earnings per share (“Alternative EPS”) growth. Both schemes, which are median based and competitive, but not excessive relative to other leading financial services businesses in Europe, are intended to provide incentives for eligible management that are aligned with stockholders’ interests and to ensure that the Group can continue to recruit, retain and motivate high quality executives. The schemes are also designed to ensure that a substantial proportion of executives’ remuneration is linked to the Bank’s long term performance. In order to achieve these aims the potential awards under the new schemes are higher than under the existing schemes, but these awards are dependent on the achievement of performance targets which are more demanding than under the existing schemes. Under the new Executive Stock Option Scheme, executives may be granted options to purchase stock up to one times salary each year, but these options will only be exercisable if the Bank’s Alternative EPS growth over three years exceeds the increase in the Consumer Price Index by at least 5% per annum compound. Under the new Long Term Incentive Plan, senior executives may receive conditional awards of stock worth up to one times salary each year (or up to 1.5 times salary in the case of a Group Chief Executive) but these awards will vest in full only if the Bank’s total shareholder return over three years is ranked first or second relative to a group of 17 leading European financial services businesses. No awards will vest if the Bank’s total shareholder return is below the median relative to these companies or if the average return on equity (“ROE”) is less than 20% per annum.

10.	Directors’ and Officers’ Liability Insurance

At the Annual General Court held on July 7, 2004 the stockholders approved a new Bye-Law to enable the Bank to purchase directors’ and officers’ liability insurance. Until the enactment of the Companies (Auditing & Accounting) Act, 2003 doubts had subsisted concerning the purchase by a company of insurance against the liabilities of directors and officers. Section 56 of the Act has introduced into Irish law a provision permitting companies to purchase and maintain insurance against directors’ and officers’ liability. The new Bye-Law enables the Bank to purchase such liability insurance and makes it clear that directors shall be entitled to vote and be counted in the quorum in respect of any resolution concerning the purchase of such insurance.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

      There are no restrictions under the Bye-Laws of the Bank, presently in force, that limit the right of non-resident or foreign owners, as such, to hold securities of the Bank freely or, when entitled, to vote such securities freely. There are currently no Irish foreign exchange controls or laws restricting the import or export of capital, although the Council of the European Union does have the power, under Articles 58-60 of the Treaty establishing the European Community, to impose restrictions on capital movements to and from third countries. There are currently no restrictions under Irish law affecting the remittance of dividends, interest or other payments to non-resident holders of securities of the Bank, except in respect of: Osama Bin Laden and persons associated with him, the Al-Qaida network and the Taliban; Slobadan Milosevic and persons associated with him; Zimbabwe; Burma/ Myanmar; the Democratic Republic of Congo and Sudan, to whom or by whose order or on behalf of whom such remittance or payment may not be made without the permission of the Irish Financial Services Regulatory Authority. These latter restrictions were introduced to comply with European Union or United Nations’ sanctions. The ability of institutions of government, and of certain named individuals, in the states mentioned in this paragraph, to buy and sell publicly traded securities, including those of the Bank, has been curtailed by domestic measures based on EU or UN sanctions. The Financial Transfers Act 1992 confers power on the Minister for Finance to make orders for this purpose.

TAXATION

      The following summary of certain consequences to U.S. Holders (as defined below), or as in the case of Irish taxation, to Eligible U.S. Holders (also as defined below) of the purchase, ownership and disposition of ADSs or units of Ordinary Stock deals only with Eligible U.S. Holders that hold ADSs or units of Ordinary Stock as capital assets for Irish and U.S. Federal income tax purposes and does not deal with special classes of holders, such as dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, tax-exempt organisations, life assurance companies, persons liable for alternative minimum tax, persons that actually or constructively own 10% or more of the voting stock of the Bank, persons that hold units of Ordinary Stock or ADSs as part of a straddle or a hedging or conversion transaction, or U.S. holders or Eligible U.S. holders whose functional currency is not the U.S. dollar. While the summary discussion relates to material matters relevant to the tax laws of the United States and Ireland, holders should consult their own tax advisors as to their particular circumstances.

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

      For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ADSs or units of Ordinary Stock that is, for U.S. Federal income tax purposes, (i) a citizen or resident of the United States, (ii) a United States domestic corporation, (iii) an estate whose income is subject to U.S. Federal income tax regardless of its source, (iv) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

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

Irish Taxation

      Dividends paid by an Irish resident company on or after April 6, 1999 do not carry a tax credit and are subject to Dividend Withholding Tax (“DWT”) at the standard rate of income tax, currently 20%. There are a number of exceptions available from DWT. Dividends will be exempt from DWT if the beneficial owner of such dividends is resident in the European Union or any country with which Ireland has a double tax treaty, such as the United States and as regards dividends paid after April 5, 2000, where completed declarations, supported by documentary evidence, have been filed with the Bank’s Registration Department prior to the relevant dividend payment date.

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

      Stamp duty (which would be applicable at a rate of 1% rounded down to the nearest euro of the price paid or, if higher, the value of the Ordinary Stock) may apply to a deposit of Ordinary Stock with the depository in exchange for ADS’s and withdrawals of Ordinary Stock if deposit and withdrawal are done as a conveyance on sale or in contemplation of sale. Following a lengthy consultative process the Irish Revenue Commissioners have indicated that they will shortly publish guidelines on the application of stamp duty. It is understood that these will provide for stamp duty to be charged only on a prospective basis and that no retrospective liability arises for historic conversions of Ordinary Stock to ADSs.

United States Federal Income Taxation

      Dividends. Under U.S. Federal income tax law, the gross amount of any dividend (including any related applicable DWT) paid by the Bank to a U.S. Holder out of its current or accumulated earnings and profits (as determined for U. S. Federal income tax purposes) is subject to U.S. Federal income taxation. Dividends paid to a non-corporate U.S. Holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15% provided that the ADSs or units of Ordinary Stock are held for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. The Internal Revenue Service recently announced that it will permit taxpayers to apply a proposed legislative change to this holding period requirement as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends paid by the Bank with respect to its ADSs or units of Ordinary Stock generally will be qualified dividend income. The dividend will not be eligible for the dividends-received deduction generally allowed to corporations. The amount of any dividend will be the U.S. dollar value of the euro payment (determined at the spot U.S. dollar/euro exchange rate) on the date of actual or constructive receipt by the U.S. Holder, in the case of units of Ordinary Stock, or by the Depositary in the case of ADSs, regardless of whether the payment is converted into dollars. Gain or loss, if any, recognized by a U.S. Holder on the sale or disposition of euros as a result of currency exchange rate fluctuations generally will be ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. Federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s basis in the ADSs or units of Ordinary Stock and thereafter as capital gain.

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

      Back-up Withholding Tax. Dividend payments (or other taxable distributions) in respect of Ordinary Stock or ADSs made within the United States to a non-corporate U.S. person, and “back-up withholding” will apply to such payments if the holder or beneficial owner fails to provide an accurate taxpayer identification number in the manner required by United States law and applicable regulations, if there has been notification from the Internal Revenue Service of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its Federal income tax returns or, in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements. Certain corporations and persons that are not United States persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Forms W-8 or W-9.

      Amounts withheld under the backup withholding rules may be credited against a holder’s tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the United States Internal Revenue Service.

United States and Irish Estate and Gift Taxation

      Irish gift and inheritance tax, Capital Acquisitions Tax (“CAT”), would apply to gifts and bequests of Ordinary Stock in Irish companies maintaining their only or principal register in the State. The Bank is such a company. Certain tax-free thresholds apply to gifts and inheritances, depending on the relationship between the donor and donee. In addition bequests to a spouse under a will or voluntary inter vivos (lifetime) gifts to a spouse are wholly exempt from Irish inheritance and gift tax. All gifts and inheritances received on or after December 5, 1991 from within the same group threshold are aggregated for the purposes of calculating the applicable tax-free threshold. CAT is charged on amounts exceeding the relevant thresholds at a rate of 20%.

      There is no gift and inheritance tax convention between the U.S. and Ireland. Although an estate tax convention between the two countries was ratified in 1951, estate duty was abolished in Ireland in 1975. However, both U.S. and Irish Revenue authorities accept that inheritance tax is a tax of a similar nature to estate duty and therefore the Convention is applicable to Irish inheritance tax. Under the Code any such inheritance tax payable in Ireland may be allowed as a credit, subject to certain limitations, against so much of the U.S. Federal estate tax as is payable on the same property. The Convention does not apply to Irish gift tax.

      U.S. Federal gift tax may apply to gifts of ADSs or units of Ordinary Stock subject to certain thresholds and exemptions. No credit against U.S. Federal gift tax for Irish gift tax paid on the same property is allowable.

DOCUMENTS AVAILABLE THROUGH THE SEC

      It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. Documents filed with the SEC on or after November 4, 2002 are available on the website maintained by the SEC (www.sec.gov).

Item 11     MARKET RISK

ANALYSIS OF FINANCIAL CONDITION

Capital Resources

      The following table sets forth the Group’s capital resources at March 31, 2004, 2003 and 2002.

	At March 31,

	2004	2003	2002

		(restated)	(restated)

	(in € millions)
Stockholders’ funds
Equity	4,215	3,969	4,009
Non-equity	66	65	68
Minority interests
— equity	54	54	91
— non-equity	76	73	82
Undated capital notes	1,423	1,413	965
Dated capital notes	2,259	1,290	1,559

Total capital resources	8,093	6,864	6,774

      In the year ended March 31, 2004 total Group Capital Resources increased by €1,229 million to €8,093 million following retentions of €473 million, cost of Ordinary Stock Buyback of €377 million, a reissue of Treasury stock under employee stock schemes of €25 million, a revaluation of property of €59 million, a redemption of subordinated floating-rate notes of €290 million, issues of fixed- and floating-rate subordinated notes of €1,249 million, favourable translation differences of €85 million and other miscellaneous movements of €5 million (positive).

      In the year ended March 31, 2003 total Group Capital Resources increased by €90 million to €6,864 million, reflecting retentions of €411 million, cost of Ordinary Stock Buyback of €124 million, an increase in own shares held of €38 million, a Preferred Securities Issue equivalent to €502 million, a redemption of Subordinated Floating Rate Notes of €201 million, translation differences of €453 million (negative) and other miscellaneous minor movements of €7 million negative.

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

      Bank of Ireland Group’s capital resources policy has been developed within the supervisory requirements of the Irish Financial Services Regulatory Authority, which applies a risk-asset ratio as the measure of capital adequacy, and with reference to guidelines issued in 1988 by the Basel Committee and capital adequacy requirements set by the European Union. See Item 4 “Information on the Company — Supervision and Regulation — Ireland”.

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

Capital Adequacy Data

      The following table shows the components and basis of calculation of the Group’s Tier 1 and Total Capital ratios for the three years to March 31, 2004.

	For the Financial Year Ended
	March 31,

	2004	2003	2002

	(in € millions, except percentages)
		(restated)	(restated)
Adjusted Capital Base
Tier 1	4,569	4,377	4,026
Tier 2	3,552	2,442	2,724

	8,121	6,819	6,750
Supervisory Deductions	934	752	646

Total Capital	7,187	6,067	6,104

Risk Weighted Assets
Banking book	60,634	52,546	51,510
Trading book	2,727	2,046	1,440

Total	63,361	54,592	52,950

Capital Ratios
Tier 1 capital	7.2%	8.0%	7.6%

Total capital	11.3%	11.1%	11.5%

      In the year to March 31, 2004 the Tier 1 Capital Ratio decreased from 8.0% to 7.2% and the Total Capital Ratio increased from 11.1% to 11.3%. These changes in the Tier 1 ratio arose from the buyback of ordinary stock, risk weighted asset growth, partly offset by retained earnings. The increase in the Total Capital ratio reflects the factors impacting on the Tier 1 ratio, the redemption of £200 million subordinated floating rate notes and the issue of €600 million subordinated floating rate and €650 million subordinated fixed/floating rate notes.

      In the year to March 31, 2003 the Tier 1 Capital Ratio increased to 8.0% from 7.6% at March 31, 2002 and the Total Capital Ratio decreased from 11.5% to 11.1%. These changes in the Tier 1 Capital Ratio largely reflected retained earnings and the issue of Stg£350 million Guaranteed Callable Perpetual Preferred Securities offset by goodwill associated with the acquisition of Iridian Asset Management and the buy back of Ordinary Stock. This factor also affected the total capital ratio with the additional redemption of US$175 million Subordinated Floating Rate Notes and the impact of the rise in risk-weighted assets.

      Capital management is a key strategic priority. Active management of the composition of the capital base and of the allocation of capital to Group units is a key driver of enhanced returns to stockholders and we will seek every opportunity to improve the capital structure of the business. During February 2003, the Group began a rolling share buyback programme and 4.8% of Group stock has been purchased to March 31, 2004, improving the Return on Equity by 1.5% in 2003/04.

      Capital ratios remain strong with Tier 1 and Total Capital at 7.2% and 11.3% respectively. The Tier 1 ratio has reduced towards our target range of 6.5% to 7%, while the Total Capital ratio is slightly above our 10.5% target due to the raising of €1,250 million of subordinated capital which included an element of pre-funding to take advantage of favourable market pricing.

      Capital management is complemented by a portfolio management philosophy, which ensures that all Group units meet — or are deemed capable of meeting within an acceptable timeframe — exacting returns on capital hurdles. The Group intends to dispose of businesses that cannot meet this standard.

RISK MANAGEMENT AND CONTROL

      The Group, in the normal course of business, is exposed to a number of classes of risk, the most significant of which are credit risk, market risk, liquidity risk, operational risk and regulatory/compliance risk.

      The Court of Directors is responsible for approving high level policy and providing strategic direction in relation to the nature and scale of risk that the Group is permitted to assume to achieve its corporate objectives.

      The Group Risk Policy Committee (“GRPC”) is the most senior executive committee with responsibility for risk management. Its membership includes executive Directors and it is formally constituted as a sub-committee of the Court. The GRPC exercises authority delegated by the Court to approve business initiatives which have material implications for the level or composition of risk, consistent with overall policy and direction provided by the Court. In addition to considering specific risk issues, the GRPC is responsible for reviewing overall Group risk on a portfolio basis.

      The GRPC, in turn, delegates specific responsibility for oversight of the major classes of risk to the following committees, which are accountable to the GRPC:

•	Group Credit Committee — all large credit transactions.

•	Group Asset and Liability Committee (“ALCO”) — market and liquidity risk.

•	Group Operational Risk Committee — operational risk.

      Risk within the Group is subject to independent oversight and analysis by four centrally-based risk management functions reporting to the Head of Group Risk Management: Group Credit, Group Market Risk, Group Operational Risk and Group Regulatory Risk & Compliance. In addition, Group Finance, Group Credit Review and Group Internal Audit are critical control functions.

CREDIT RISK

      Credit Risk reflects the risk that a counterparty will be unable to meet their contractual obligations to the Group in respect of loans or other financial transactions thereby causing the Group to incur a loss.

      The Group continues to enhance its credit risk management systems in line with best industry practice in loan rating/credit risk measurement. Such systems have been in place for corporate and larger commercial lending since 1997. During the current year the Group has developed similar systems for its residential mortgage and consumer lending portfolios and for Retail Business lending in Ireland.

      In addition to providing a solid basis for Basel 2 compliance, a key objective of these initiatives is to allow the Group to maximise business benefits through the integration of credit risk measurement systems into effective loan pricing for risk, economic capital allocation and strategic loan portfolio management. These systems also guide loan underwriting and risk selection decisions and play a central role in the early identification of deteriorating individual loans or pools of loans requiring early and decisive action to eliminate or minimise any eventual loss to the Group.

Discretionary Authorities

      The Group has a credit risk management system which operates through a hierarchy of exposure discretions which are related to internal loan ratings. All exposures above certain levels require the approval of the Group Credit Committee, which is a sub-committee of the Group Risk Policy Committee. Exposures below Group Credit Committee’s discretion are approved according to a system of tiered discretions.

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

Country/ Bank Limits

      For countries in which the Group has a substantial presence (e.g. Ireland and the United Kingdom) no specific country limits are in place. Instead lending is subject to Unit and Sectoral Credit Policies described above. Exposure limits and Maturity limits for other countries with which the Group wishes to deal are approved annually by the Court on the recommendation of the Group Risk Policy Committee. The limits are based on gradings applied to each country which reflect the Group’s perception of risk and willingness to accept future exposures.

      Maximum limits on exposures to banks are approved by the Court on the recommendation of the Group Risk Policy Committee. Banks are risk graded on the basis of an assessment of each bank’s credit worthiness. Maximum exposure and maturity limits are set separately for direct/cash, presettlement/rewriting, contingent and settlement risks for each grade of bank and individual limits are set within these, based on business need.

Credit Grading/ Assessment

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

      The Group’s general provision recognizes that a loan portfolio contains loans which are impaired but have not yet been specifically identified as such and provided for on an individual basis. The general provision is not, therefore, allocated to specific loans or sectors. The general provision comprises an element which is determined by the quality of the loan portfolio, as evidenced by the grade profile, and a non-designated element, for prudential purposes. The element relating to the grade profile is calculated by applying risk weightings to the volume of loans in each grade other than provision grades. The weightings are reviewed annually and are based on an analysis of the underlying risks associated with each grade, taking into account current economic and sectoral trends.

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

      The Group’s exposure to market risk is governed by policy approved by the Court of Directors and the Group Risk Policy Committee. This policy sets out the nature of risk which can be taken, the types of financial instruments which can be used to increase or reduce risk and the way in which risk is measured and controlled.

      The Court approves an overall Value at Risk (“VaR”) limit, which is a quantification of the Group’s appetite for market risk. The Group Asset and Liability Committee (“ALCO”) approves VaR limits for Bank of Ireland Global Markets (“BoIGM”) and Davy Stockbrokers. In addition, ALCO approves risk limits for the retail business units which are intended to facilitate efficient hedging within these units. Market risk limits are rigorously enforced and compliance is monitored by ALCO.

TRADING BOOK

      In line with regulatory and accounting conventions, the Group’s Trading Book consists of BoIGM’s mark-to-market interest rate and foreign exchange books, as well as risk positions arising from Davy Stockbrokers’s market making and broking activities in securities and equities. In the year ended March 31, 2004, Trading Book risk arose predominately from positions in securities, interest rate swaps, interest rate futures, foreign exchange and, in Davy’s case, equities.

      A Value at Risk (VaR) approach is used to measure and limit market risk in BoIGM and Davy. (In BoIGM this covers both Trading and Banking Book risk. In Davy Stockbrokers all market risk comes within the Trading Book.) VaR provides an estimate of the potential mark-to-market loss on a set of exposures over a specified time horizon at a defined level of statistical confidence. In the Group’s case, the horizon is 1 day and the confidence level is 97.5% (one-tailed). This implies that, on any given day, VaR provides an estimate of potential mark-to-market loss which has no more than a 2.5% probability of being exceeded.

      VaR is measured using a variance-covariance matrix approach. Matrices are updated weekly using the Exponentially Weighted Moving Average methodology, which is widely applied in the industry. Management recognises that VaR is subject to certain inherent limitations. The past will not always be a reliable guide to the future and the statistical assumptions employed may understate the probability of very large market moves. For this reason, VaR limits are supplemented by a range of controls which include position limits and loss tolerances. In addition scenario-based stress testing is used to calculate the profit and loss impact of major market moves.

      The Group uses a variety of backtests to assess the reliability of its VaR modelling and these tests have been supportive of the methodology and techniques used.

      During the financial year ended March 31, 2004, the Group’s average Trading Book VaR amounted to €1.9m. Its lowest Trading Book VaR was €1.0m and its peak was €3.3 million. At March 31, 2004, Trading Book VaR was €2.3m. The corresponding figures for the year ended March 31, 2003 were an average Trading Book VaR of €1.7 million, a minimum VaR of €0.8 million, a peak of €3.0 million and a year-end level of €1.4 million.

      Interest rate risk in BoIGM was the predominant source of Trading Book VaR in 2003 / 2004. The average VaR for this component of risk in the year ended March 31, 2004 was €1.1 million and the corresponding figure for the previous year was €0.9 million.

BANKING BOOK

      The Group’s Banking book consists of its retail and corporate deposit and loan books, as well as BoIGM’s interbank money market books and its holdings of accrual-accounted securities.

      For risk measurement and control purposes, VaR is applied to BoIGM’s Banking Book risk. In the other Group businesses, sensitivity analysis is used to measure and control interest rate risk. This involves calculating exposure in net present value (“NPV”) terms to a 1% parallel shift of the yield curve. This is supplemented by estimates of maturity mismatch exposure using a methodology which provides estimates of exposure to non-parallel shifts in the yield curve.

      In calculating exposures, undated liabilities and assets (principally non-interest bearing current accounts, capital and fixed assets) are assigned a duration equivalent to that of a portfolio of coupon-bearing bonds with an average life of four years.

      All of the Group’s material Banking Book exposure is in euro and sterling. At end March, a 1% parallel downward shift in the euro and sterling yield curves would have generated gains in NPV terms of €12.8 million and €5.6 million, respectively.

      The table in Note 38 to our Consolidated Financial Statements provides an indication of the repricing mismatch in the Non-Trading Books at March 31, 2004.

DERIVATIVES

      A derivative is a financial contract whose value is linked to movements in interest rates, exchange rates, equity prices or the prices of securities that are subject to default risk.

      Derivative markets are an efficient mechanism for the transfer of risk. The Group uses derivatives to manage the market risks that arise naturally in its retail and wholesale banking activities. In addition, it transacts in derivatives with its business and corporate clients for the purpose of assisting these clients in managing their exposure to changes in interest and foreign exchange rates. Finally, the Group takes proprietary trading risk in derivative markets (in addition to taking exposure in money and securities markets).

      The Group, from time to time, uses credit derivatives to provide default protection on specific credit exposures. Since the commencement of the current financial year (2004/05) the Group has also taken positions in credit derivatives in its Trading Book.

      Further details can be found in Note 37 and the accounting policy is set out in Note 1.9 to our Consolidated Financial Statements.

Policy

      The Group’s participation in derivatives markets is subject to policy approved by the Court of Directors and, at a more detailed level, by the Group Risk Policy Committee. The Group makes a clear distinction between derivatives which must be transacted on a perfectly hedged basis, deal by deal, and those whose risks can be managed within broader interest-rate or foreign exchange books. Since these broader books can be structured to assume some degree of proprietary risk, derivative positions held within them will not necessarily be exactly hedged.

      Market risk can only be assumed in clearly defined categories of derivative which are traded in well-established, liquid markets, supported by industry-standard conventions and documentation and valued in accordance with generally accepted methods. Positions can only be taken in instruments which the business can settle, administer and value, and where the risks can be accurately measured and reflected within exposure against limits.

      Bank of Ireland Global Markets (“BoIGM”) and Davy Stockbrokers are the only Group businesses permitted to transact on the Group’s behalf in derivative markets.

      BoIGM is permitted to take risk in non-option derivatives, such as interest rate futures, bond futures, FRAs, interest-rate swaps, forward foreign exchange and currency swaps. In addition, it is permitted to take exposure in the most widely traded option markets, principally options on futures, caps, floors, swap options (swaptions) and conventional currency options

      Davy is permitted to use fixed-interest derivatives to manage the risks arising on its bond positions.

      Transactions in other, more complex derivatives are almost entirely on a perfectly-matched, back-to-back basis. This category consists predominantly of equity index derivatives, used for the purposes of constructing retail savings products whose performance is linked to equity markets.

Collateral Agreements

      BoIGM has executed Collateral Support Agreements (“CSAs”) with its principal interbank derivatives counterparties and, as a result, a very high proportion of its total interbank derivatives book is covered by CSAs. The purpose of a CSA is to limit the potential cost of replacing derivative contracts at market prices in the event of default by the original counterparty. Under the terms of a CSA, if the aggregate market value of a set of derivative contracts between the two parties exceeds an agreed threshold figure, the party which would be exposed to loss in the event of default receives a deposit of cash or eligible securities equal to the excess aggregate value over the threshold. In BoIGM’s case, valuations are agreed and collateral is exchanged on a weekly basis.

      It is a requirement of policy that BoIGM must be able to value all derivative contracts that are subject to a CSA or obtain valuations from independent third parties. This is to ensure that the correct collateral is exchanged and the CSA provides the appropriate measure of protection against loss.

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

      A “currency swap” involves the initial exchange of principal amounts denominated in two currencies, the subsequent exchange of interest payments based on these principal amounts and the final re-exchange of the same principal amounts. The interest rates involved can be fixed/fixed, fixed/floating or floating/floating.

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

Activity	Market Risk	Type of Derivative

Fixed rate lending	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps.
Capped rate lending	Sensitivity to increases in interest rates.	Buy interest rate caps.
Fixed rate funding	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.
Management of the investment of reserves and other non-interest bearing liabilities	Sensitivity to changes in interest rates.	Interest rate swaps.

      The market and credit risks arising in derivatives are integrated within the Group’s overall risk management systems and controls.

STRUCTURAL FOREIGN EXCHANGE

      Structural foreign exchange risk is defined as the Group’s non-trading net asset position in foreign currencies. Structural risk arises almost entirely from the Group’s net investments in its sterling-based subsidiaries.

      A structural open position in a particular currency can also be considered to be a measure of that part of the Group’s capital which is denominated in that currency. In considering the most appropriate structural foreign exchange position, the Group takes account of the currency composition of its risk weighted assets and the desirability of maintaining a similar currency distribution of capital. Doing so will ensure that capital ratios are not excessively exposed to changes in exchange rates.

      At March 31, 2004, the Group’s structural foreign exchange position was as follows:

	March 31,	March 31,
	2004	2003
	€m	€m

GBP	2,582	2,405
USD	233	248

Total structural FX position	2,815	2,653

      The positions indicate that a 10% depreciation in the value of the euro against all other currencies at March 31 would result in a gain taken to reserves of €282 million (2003: €265 million).

      At year end the currency composition of capital and risk-weighted assets was broadly in line and, as a result, exchange rate movements can be expected to have a non-material impact on capital ratios. Such movements will have an impact on reserves.

LIQUIDITY RISK

      Liquidity risk is the risk that a bank will experience difficulty in financing its assets and meeting its contractual payment obligations, or will only be able to do so at substantially above the prevailing market cost of funds. Liquidity distress is almost invariably associated with a severe deterioration in financial performance, but it can also result from unexpected, major adverse events or systemic difficulties.

      The Group complies with a number of liquidity limits and minimum requirements set by policy and intended to maintain a prudent liability profile at all times. These include measures designed to ensure that the Group’s wholesale funding is diversified across instruments and markets and balanced in its maturity structure.

      In addition, the Group measures the projected short-term cash-flow mismatch arising from the refinancing of its existing wholesale book and potential net new funding. This measure of potential recourse to wholesale markets must be covered in part by holdings of liquid assets.

      The Group also complies with prudential liquidity requirements set by IFSRA and, in respect of its UK operations, by the FSA.

OPERATIONAL RISK

      The Basel Committee on Banking Supervision defines Operational Risk for regulatory and supervisory purposes as:

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

      The Group manages operational risk under an overall strategy which is implemented by accountable executives monitored by the Group Risk Policy Committee, the Group Audit Committee and the Group Operational Risk Committee, supported by the Group Operational Risk Function. Potential risk exposures are assessed and appropriate controls are put in place. Recognising that operational risk cannot be entirely eliminated, the Group implements risk mitigation controls including fraud prevention, contingency planning and incident management. This strategy is further supported by risk transfer mechanisms such as insurance, where appropriate.

REGULATORY RISK & COMPLIANCE

      Regulatory compliance risk arises from a failure to comply with the laws, regulations or codes applicable to the financial services industry in the jurisdictions within which the Group operates. Non-compliance has adverse reputational implications and may lead to fines, public reprimands, enforced suspension of operations or, in extreme cases, withdrawal of authorisation to operate. The Group is subject to extensive supervisory and regulatory regimes principally in the Republic of Ireland and the UK. Effective management of regulatory compliance risk is the primary responsibility of business management to conduct business in accordance with applicable regulations and with an awareness of compliance risk.

      The Group is in the process of upgrading its risk and compliance framework to oversee and enhance pre-existing compliance functions. This will be led by a recently appointed Head of Regulatory Risk and Compliance and reflects the more challenging operational and regulatory environment in which all financial service companies now operate. This role will embrace a number of key areas including legal compliance, tax compliance, anti money laundering, health & safety and regulator relations. The Head of Regulatory Risk and Compliance is responsible for formulating and communicating a risk control framework for the management of regulatory & compliance risk and for monitoring a reporting framework to assist business management in discharging its responsibilities.

Item 12     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not Applicable.

PART II

Item 13     DEFAULTS, DIVIDEND ARREARAGES & DELINQUENCIES

      Not Applicable.

Item 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS & USE OF PROCEEDS

      Not Applicable

Item 15     CONTROLS AND PROCEDURES

      An evaluation under the supervision and with the participation of the Group’s management, including the Group Chief Executive and the Group Finance Director, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures are defined in Exchange Act Rule 13a-15(e) and generally refers to those controls and procedures designed to ensure that information required to be disclosed in reports filed under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within specific time periods. As of the date of the evaluation, the Group’s management, including the Group Chief Executive and Group Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. There were no changes in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16

Item 16A     Audit Committee Financial Expert

      The Court has determined that David Dilger is an audit committee financial expert, as defined for disclosure purposes in Item 16A of the Form 20-F.

Item 16B     Code of Ethics

      A written code of ethics has been adopted applicable to all staff including the Group Chief Executive, Group Chief Financial Officer and persons performing the functions of the principal accounting officer or controller. The code is available to any person without charge upon request to the Group Secretary. Requests should be submitted in writing to Bank of Ireland, Lower Baggot Street, Dublin 2, Ireland, Attention: Group Secretary.

Item 16C     Principal Accountant Fees and Services

      During the year, the audit committee adopted a comprehensive policy on the provision of non-audit services to the Group. This policy provides for the pre-approval of all non-audit services as well as the prohibition on the provision of certain other named services by the Group’s auditor, PricewaterhouseCoopers. Management seeks annual pre-approval for certain categories of services which may be rendered by PricewaterhouseCoopers, along with budgets attaching to each category, which cannot be exceeded without the prior approval of the Committee. Any assignment outside of the approved categories or which would cause fees to exceed the agreed budget must be pre-approved by any one non-executive member of the Audit Committee and notified to the Audit Committee for ratification at its next meeting. Management reports quarterly to the Audit Committee the amount of fees actually incurred in respect of each category of service. It is Group policy to subject all major consultancy assignments to a competitive tender process (see Note 8 to our Consolidated Financial Statements on page F-23).

Item 16D     Exemptions from the Listing Standard for Audit Committees

      Not applicable.

Item 16E     Purchase of Equity Securities by the Issuer and Affiliated Purchasers

      Not yet applicable.

PART III

Item 17     FINANCIAL STATEMENTS

      (Not responded to as Item 18 complied with)

Item 18     FINANCIAL STATEMENTS

      Financial Statements

Item 19     EXHIBITS

1.1	—	Charter & Acts (incorporated by reference to Exhibit 1.1 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2001, File No. 1-14452).
1.2	—	Bye-Laws.
4.1	—	Rules of the Bank of Ireland Group Stock Options Scheme — 1996 (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2001, File No. 1-14452).
4.2	—	Rules of the Bank of Ireland Group Long Term Performance Stock Plan (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2001, File No. 1-14452).
4.3	—	Rules of the Bank of Ireland Group Long Term Incentive Plan 2004 and Executive Stock Option Scheme 2004.
8	—	List of significant subsidiaries — incorporated by reference to page 19 of this Form 20-F.
12.1	—	Certification by the Chief Executive Officer as required by Section 302 of Sarbanes-Oxley Act of 2002.
12.2	—	Certification by the Chief Financial Officer as required by Section 302 of Sarbanes-Oxley Act of 2002.
13.1	—	Certification by the Chief Executive Officer as required by Section 906 of Sarbanes-Oxley Act of 2002.
13.2	—	Certification by the Chief Financial Officer as required by Section 906 of Sarbanes-Oxley Act of 2002.

BANK OF IRELAND GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended March 31, 2004

BANK OF IRELAND GROUP

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

      The following statement, which should be read in conjunction with the Report of the Independent Registered Public Accounting Firm set out on page F-3, is made with a view to distinguishing for stockholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

      Irish company law requires the Directors to ensure that accounts, which give a true and fair view of the state of affairs of the Bank and the Group and of the profit or loss of the Group for the year, are prepared for each financial year.

      With regard to the accounts on pages F-4 to F-107, the Directors have determined that it is appropriate that they continue to be prepared on a going concern basis and consider that in their preparation:-

•	suitable accounting policies have been selected and applied consistently;

•	judgements and estimates that are reasonable and prudent have been made; and

•	applicable accounting standards have been followed.

      The Directors have a responsibility for ensuring that proper books of account are kept which disclose with reasonable accuracy at any time the financial position of the Bank and which enable them to ensure that the accounts are prepared in accordance with accounting standards generally accepted in Ireland and to comply with Irish law including the Companies Acts, 1963 to 2003, and the European Communities (Credit Institutions: Accounts) Regulations, 1992. They also have general responsibility for taking such steps as are reasonably available to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

BANK OF IRELAND GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Court of Directors and members of the Governor and Company of the Bank of Ireland:

      We have audited the accompanying consolidated balance sheets of the Governor and Company of the Bank of Ireland and its subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, of cash flows and of changes in stockholders equity for each of the three years in the period ended March 31, 2004. These accounts are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these accounts based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall accounts presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated accounts referred to above present fairly, in all material respects, the financial position of the Governor and Company of the Bank of Ireland and its subsidiaries at March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in Ireland.

      Accounting principles generally accepted in Ireland vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 46 to the consolidated accounts.

PRICEWATERHOUSECOOPERS

Chartered Accountants and Registered Auditors
Dublin
Ireland
May 12, 2004

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF INCOME

		Year ended March 31,

		2004	2003	2002
		Group	Group	Group
	Notes	Total	Total	Total

		(in € millions)
INTEREST RECEIVABLE
Interest receivable and similar income arising from debt securities		331	344	343
Other interest receivable and similar income	5	3,300	3,347	3,637
INTEREST PAYABLE	6	1,887	1,962	2,402

NET INTEREST INCOME		1,744	1,729	1,578
Fees and commissions receivable		1,134	1,011	1,061
Fees and commissions payable		(200)	(140)	(141)
Dealing profits	37	73	85	81
Contribution from life assurance business		177	116	152
Other operating income	7	50	116	74

TOTAL OPERATING INCOME		2,978	2,917	2,805
Administrative expenses	8	1,471	1,480	1,427
Depreciation and amortisation	8	183	182	155

OPERATING PROFIT BEFORE PROVISIONS		1,324	1,255	1,223
Provision for bad and doubtful debts	17	86	100	102

OPERATING PROFIT		1,238	1,155	1,121
Income from associated undertakings and joint ventures		29	22	1

PROFIT ON ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS		1,267	1,177	1,122
Exceptional items	10	(97)	(164)	(37)

PROFIT BEFORE TAXATION		1,170	1,013	1,085
Taxation	11	(208)	(163)	(165)

PROFIT AFTER TAXATION		962	850	920

The notes on pages F-12 to F-107

form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF INCOME

		Year ended March 31,

		2004	2003	2002
		Group	Group	Group
	Notes	Total	Total	Total

		(in € millions)
PROFIT FOR THE FINANCIAL YEAR		962	850	920
Minority interests: equity		13	9	2
: non equity		6	6	6
Non-cumulative preference stock dividends	12	8	9	17

PROFIT ATTRIBUTABLE TO THE
ORDINARY STOCKHOLDERS		935	826	895
Transfer to capital reserve	35	62	44	73
Ordinary dividends	12	400	371	333

PROFIT RETAINED FOR THE YEAR		473	411	489

Earnings per unit of €0.64 Ordinary Stock (restated)	13	97.2c	83.4c	90.4c

Diluted Earnings per unit of €0.64 Ordinary Stock (restated)	13	96.6c	82.6c	89.5c

The notes on pages F-12 to F-107

form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED BALANCE SHEET

		At March 31,

	Notes	2004	2003

			(restated)

		(in € millions)
ASSETS
Cash and balances at central banks		1,397	679
Items in the course of collection from other banks		584	508
Central government and other eligible bills	14	211	175
Loans and advances to banks	15	7,753	7,480
Loans and advances to customers	16	67,540	56,887
Securitisation and loan transfers		593	794
Less: non returnable amounts		(504)	(667)
		89	127
Debt securities	18	15,676	12,337
Securitisation		243	—
Less: non returnable amounts		(224)	—
		19	—
Equity shares	19	64	38
Interests in associated undertakings	20	14	13
Interest in joint ventures
— share of gross assets		190	63
— share of gross liabilities		(73)	(38)
— goodwill		126	—
	21	243	25
Intangible fixed assets	22	147	266
Tangible fixed assets	23	1,268	1,209
Other assets	24	3,767	3,841
Prepayments and accrued income		690	543

		99,462	84,128
Life assurance assets attributable to policyholders	25	6,969	5,175

		106,431	89,303

LIABILITIES
Deposits by banks	26	17,060	12,617
Customer accounts	27	54,395	48,496
Debt securities in issue	28	12,917	9,652
Items in the course of transmission to other banks		230	136
Other liabilities	29	5,676	5,453
Accruals and deferred income		621	541
Provisions for liabilities and charges
— deferred taxation	30	66	54
— other	31	221	189
Subordinated liabilities	32	3,682	2,703
Minority interests
— equity		54	54
— non equity	33	76	73
Called up capital stock	34	679	679
Stock premium account	35	767	765
Capital reserve	35	498	436
Profit and loss account	35	2,281	2,099
Revaluation reserve	35	239	181
Stockholders’ funds including non equity interests		4,464	4,160
Own shares held for the benefit of life assurance policyholder		(183)	(126)

		4,281	4,034

Life assurance liabilities attributable to policyholders	25	7,152	5,301

		106,431	89,303

The notes on pages F-12 to F-107

form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED BALANCE SHEET

MEMORANDUM ITEMS

		At March 31,

	Notes	2004	2003

		(in € millions)
Contingent liabilities
Acceptances and endorsements		33	81
Guarantees and assets pledged as collateral security		1,291	1,172
Other contingent liabilities		494	508

	40	1,818	1,761

Commitments	40	25,235	19,050

The notes on pages F-12 to F-107

form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

OTHER PRIMARY STATEMENTS

NOTE OF HISTORICAL COST PROFIT AND LOSS

      There is no significant difference between the results as disclosed in the profit and loss account and the results on an unmodified historical cost basis.

RECONCILIATION OF MOVEMENT IN STOCKHOLDERS’ FUNDS

	Notes	2004	2003	2002

			(restated)	(restated)

		(in € millions)
At April 1		4,034	4,077	3,830
Prior Year Adjustments arising from implementation of UITF 37		—	—	(105)
Profit attributable to the ordinary stockholders		935	826	895
Dividends	12	(400)	(371)	(333)

		4,569	4,532	4,287
Revaluation of property		59	—	—
Other recognised gains/(losses)		62	(346)	21
Re-issue of treasury stock under employee stock schemes	34, 35	25	6	48
Ordinary stock buyback and held as Treasury stock	34, 35	(377)	(133)	(259)
Goodwill written back on disposal of subsidiary		—	5	—
Movement in cost of own shares held for benefit of Life Assurance policyholders		(57)	(30)	(20)

At March 31		4,281	4,034	4,077

Stockholders’ funds:
Equity		4,215	3,969	4,009
Non equity		66	65	68

		4,281	4,034	4,077

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Notes	2004	2003	2002

		(in € millions)
Profit attributable to the ordinary stockholders		935	826	895
Exchange adjustments	34, 35	62	(346)	23
Revaluation of property		59	—	—
Tax effect of disposal of revalued property		—	—	(2)

Total recognised gains for the year		1,056	480	916
Prior year adjustments		—	—	32

Total recognised gains since last annual report		1,056	480	948

The notes on pages F-12 to F-107

form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

		Year ended March 31,

	Notes	2004	2003	2002

			(restated)	(restated)

		(in € millions)
Preference stock
At April 1		7	7	21
Exchange adjustments		—	—	—
Preference stock buyback		—	—	(14)

At March 31	34	7	7	7

Ordinary stock
At April 1		672	672	670
Stock alternative scheme issue		—	—	2

At March 31	34	672	672	672

Stock premium
At April 1		765	773	726
Premium on issue of capital stock		—	—	7
Premium on stock alternative scheme issue		—	—	39
Exchange adjustments		2	(8)	1

At March 31	35	767	765	773

Capital reserve
At April 1		436	397	311
Exchange adjustments		—	(5)	—
Transfer from revenue reserves		62	44	73
Capital Redemption Reserve Fund		—	—	14
Transfer to revenue reserves		—	—	(1)

At March 31	35	498	436	397

The notes on pages F-12 to F-107

form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY  (Continued)

		Year ended March 31,

	Notes	2004	2003	2002

			(restated)	(restated)

		(in € millions)
Profit and loss account
At April 1		2,099	2,116	1,850
Prior year adjustment		—	—	(29)

		2,099	2,116	1,821
Profit attributable to the ordinary stockholders		935	826	895
Transfer to Capital Reserve		(62)	(44)	(87)
Ordinary dividends		(400)	(371)	(333)
Transfer from capital reserve		—	—	1
Ordinary stock buyback		(377)	(133)	2
Exchange adjustments		60	(328)	21
Preference stock buyback		—	—	(247)
Transfer from revaluation reserve		2	22	45
Tax effect of disposal of revalued property		—	—	(2)
Goodwill written back on disposal of subsidiary		—	5	—
Reissue of treasury stock under employee stock scheme		25	6	—
Purchase of stock by subsidiaries		(1)	—	—

At March 31	35	2,281	2,099	2,116

Revaluation reserve
At April 1		181	208	252
Revaluation of property		59	—	—
Exchange adjustments		1	(5)	1
Transfer to revenue reserve on sale of property		(2)	(22)	(45)

At March 31	35	239	181	208

		4,464	4,160	4,173

The notes on pages F-12 to F-107

form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED CASH FLOW STATEMENT

		Year ended March 31,

	Notes	2004	2003	2002

		(in € millions)
Net cash flow from operating activities	43	3,664	1,109	3,783
Dividend received from associated undertaking		7	—	10
Returns on investment and servicing of finance	43	(190)	(181)	(183)
Taxation		(201)	(180)	(153)
Capital expenditure and financial investment	43	(2,875)	(1,367)	(2,427)
Acquisitions and disposals	43	(179)	(172)	(244)
Equity dividends paid		(381)	(349)	(271)
Financing	43	609	205	(253)

(Decrease)/ Increase in cash in the year		454	(935)	262

The notes on pages F-12 to F-107

form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS

1   BASIS OF ACCOUNTING AND ACCOUNTING POLICIES

1.1 Accounting Convention

      The financial statements have been prepared under the historical cost convention as modified by the revaluation of certain properties and investments, in accordance with the Companies Acts, 1963 to 2003 and the European Communities (Credit Institutions: Accounts) Regulations, 1992 and with applicable accounting standards. The accounts are drawn up in euro (€) and except where otherwise indicated are expressed in millions. Costs, assets and liabilities are inclusive of irrecoverable value added taxes, where appropriate. Accounting standards generally accepted in Ireland in preparing financial statements giving a true and fair view are those published by the Institute of Chartered Accountants in Ireland and issued by the Accounting Standards Board.

      The Group has adopted the transitional arrangements for FRS 17, “Post Retirement Benefits” and the related disclosures are detailed in Note 36.

1.2 Change in Accounting Policy

      A change was undertaken to capitalise procurement fees and amortise these costs in line with the actual product life, which is being adopted on a prospective basis for sales from 1 April 2003; the effect in the Group profit and loss account is a gain of €22m in the year to March 31 2004. The comparatives were not restated as the amounts were not material.

      UITF Abstract 37 “Purchases and Sales of Own Shares” was issued on October 28, 2003 and is effective for accounting periods ending on or after December 23, 2003. “Own Shares”, previously shown as asset are now included as a deduction from equity in arriving at stockholders’ funds. As a consequence the financial statements at March 31, 2003 and 2002 have been restated leading to a decrease in the opening balance of stockholders’ funds. No profits or losses are recognised in respect of dealings in Bank of Ireland shares. As permitted under Irish legislation, Bank of Ireland Life the principal life assurance subsidiary of the Group, holds for the benefit of its policyholders shares in Bank of Ireland Group. However, under the UITF Abstract these shares are required to be treated as though they were purchased by the company for its own benefit and treated as treasury shares.

      As required by the UITF Abstract, the cost of the shares at March 31, 2004 has been deducted from stockholders’ funds. This deduction is presented as a separate line on the balance sheet. As a consequence, the related liabilities have been restated and no profit and loss impact arises.

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

      The principal rates of exchange used in the preparation of the accounts are as follows:

	March 31, 2004			March 31, 2003			March 31, 2002

	Closing	Average	Hedge	Closing	Average	Hedge	Closing	Average	Hedge

€/US$	1.2224	1.1796	—	1.0895	1.0051	—	0.8724	0.8804	—
€/Stg£	0.6659	0.6926	—	0.6896	0.6460	—	0.6130	0.6145	0.6847

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

1.8 Debt Securities and Equity Shares

Investment Securities

      Debt securities and equity shares held for use on a continuing basis in the Group’s activities are classified as investment securities. Such securities and shares are stated at cost less provision for any permanent diminution in value. The cost of dated securities is adjusted for the amortisation of premiums or discounts over the period to maturity. The amortisation of premiums or discounts is included in interest income. When an investment security is sold prior to maturity, profits and losses are recognised when realised and included in other operating income.

Other Securities

      Other securities and other equity shares are stated at fair value using mid-market values, except for those securities maintained for the purpose of hedging, which are accounted for on the same basis as the item hedged. Changes in the fair value of securities marked to market are recognised in the profit and loss account as they arise and included in dealing profits. Profits and losses on disposal are recognised when realised and included in dealing profits, except for those securities maintained for hedging purposes, which are amortised over the lives of the underlying transactions and included in net interest income.

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

      Derivatives used for hedging purposes include swaps, forwards, futures, forward rate agreements and options in interest rate, foreign exchange and equity markets. Gains and losses on these derivatives which are entered into for specifically designated hedging purposes against assets, liabilities, other positions and cash flows accounted for on an accruals basis, are taken to the profit and loss account in accordance with the accounting treatment of the underlying transaction. Accrued income or expense is reported in prepayments and accrued income or accruals and deferred income on a gross basis. Profits and losses related to qualifying hedges of firm commitments and anticipated transactions are deferred and taken to the profit and loss account when the hedged transactions occur.

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

1.14 Deferred Taxation

      Deferred taxation is recognised on all timing differences where the transaction or event that gives rise to an obligation to pay more tax in the future or a right to pay less tax in the future, have occurred by the balance sheet date. Deferred tax assets are recognised when it is more likely than not that they will be recovered. Deferred tax is measured using rates of tax that have been enacted by the balance sheet date. Deferred taxation is not provided in respect of timing differences arising from the sale or revaluation of fixed assets unless, by the balance sheet date, a binding commitment to sell the asset has been entered into.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

1   BASIS OF ACCOUNTING AND ACCOUNTING POLICIES  (continued)

1.15 Investments in Associated Undertakings and Joint Ventures

      Investments in associated undertakings are stated at acquisition cost, together with the appropriate share of post-acquisition reserves. Investments in joint ventures are stated at cost and unamortised goodwill arising on the acquisition of the interest together with the appropriate share of post — acquisition reserves.

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

1.17 Goodwill

      Goodwill is a premium arising on acquisition which represents the excess of cost over fair value of the Group’s share of net tangible assets acquired. Premiums arising on acquisitions of subsidiary undertakings occurring after March 31, 1998 are capitalised as assets on the balance sheet and amortised on a straight line basis over their estimated useful economic lives. Goodwill on acquisitions prior to March 31, 1998 was charged against reserves in the year of acquisition and in the event of a subsequent disposal the goodwill would be written back and reflected in the profit and loss account. Goodwill carried in the Group Balance Sheet is subject to impairment review when the carrying amount may not be recoverable and is written down by the amount of any impairment loss identified in the year.

1.18 Life Assurance Operations

      The Group accounts for the value of the shareholder’s interest in long-term assurance business using the embedded value method of accounting. The embedded value is comprised of the net tangible and financial assets of the life assurance business, including any surpluses retained within the long-term business fund and the present value of its in-force business. The value of the shareholder’s interest in in-force business is calculated annually in consultation with independent actuaries. The calculation projects future surpluses and other net cash flows, attributable to the shareholder arising from business written up to the balance sheet date, using prudent best estimates of economic and actuarial assumptions, as set out in Note 25, and discounting the result at a rate which reflects the shareholder’s overall required return. The value is computed in accordance with bases accepted in the life assurance market.

      Changes in embedded value, which are determined on a post tax basis, are included in the profit and loss account. For the purposes of presentation the change in this value is grossed up for tax at the effective tax rate.

      The assets held within the long-term business funds are legally owned by Bank of Ireland Life Holdings plc, however the shareholder will only benefit from ownership of these assets to the extent that surpluses are declared or from other cashflows attributable to the shareholder. Reflecting the different nature of these assets, they are classified separately on the Group’s balance sheet as “Life assurance assets attributable to the policyholders” with a corresponding liability to the policyholders also shown. Own shares held for the benefit of policyholders are accounted for in accordance with UITF 37 as described in Note 1.2. Investments held within the long-term business funds are set out in Note 25. Property is valued at open market value as determined by independent professional advisors every year, while securities are valued at mid-market value.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

1   BASIS OF ACCOUNTING AND ACCOUNTING POLICIES  (continued)

1.19 Stock Based Compensation

      Where shares are awarded, or options granted, the charge made to the profit and loss account is the difference between the intrinsic value at the time the award is made and any contribution made by the employee. Where conditional awards are dependent on performance criteria, the cost is spread over the performance period.

      Under the terms of the Group’s Revenue approved Save As You Earn (SAYE) schemes, employees have the option to purchase shares at a discount to the market price. Under UITF 17, such schemes are exempted from the requirements to charge this difference to the profit and loss account over the period of their savings contract.

2	SEGMENTAL ANALYSIS

      The segmental analysis of the Group’s results and financial position is set out below by geographic segment and by business class. For the geographic analysis Republic of Ireland includes profits generated in the International Financial Services Centre. Turnover is defined as interest income, non interest income and income from associates and joint ventures. Turnover by business class is not shown. The Group has seven business classes. The analysis of results by business class is based on management accounts information. The analysis for 2003 and 2002 has been restated to account for Private Banking changing to Retail Republic of Ireland from Wholesale Financial Services and Isle of Man changing from Wholesale Financial Services to UK Financial Services. Net assets are included below in order to comply with SSAP 25 and reflect the adjustment as outlined in UITF 37 and described in Note 1.2.

      The segmental allocation of liabilities necessitates the allocation of capital on a risk related basis which is in some cases necessarily subjective. The Directors believe that it is more meaningful to analyse total assets and the result of this analysis is therefore also included in the tables.

(a)  Geographical segment

	2004

	Republic of	United	Rest of
	Ireland	Kingdom	World	Total

	€m	€m	€m	€m
Turnover	2,658	2,283	153	5,094

Profit before exceptional items	936	340	41	1,317

Exceptional items				(97)
Grossing up(1)				(50)

Profit before taxation				1,170

Net assets	2,422	1,399	460	4,281

Total assets(2)	91,249	52,158	2,410	145,817

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

2	SEGMENTAL ANALYSIS (continued)

	2003
	(restated)

	Republic of	United	Rest of
	Ireland	Kingdom	World	Total

	€m	€m	€m	€m
Turnover	2,621	2,272	148	5,041

Profit before exceptional items	869	319	43	1,231

Exceptional items				(164)
Grossing up(1)				(54)

Profit before taxation				1,013

Net assets	2,212	1,448	374	4,034

Total assets(2)	71,035	38,941	2,224	112,200

	2002
	(restated)

	Republic of	United	Rest of
	Ireland	Kingdom	World	Total

		(in € millions)
Turnover	2,751	2,470	128	5,349

Profit before exceptional item	878	268	32	1,178

Exceptional item				(37)
Grossing up(1)				(56)

Profit before taxation				1,085

Net assets	2,295	1,618	164	4,077

Total assets(2)	63,234	42,819	2,185	108,238

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

2	SEGMENTAL ANALYSIS (continued)

(b) Business class

	2004

	Retail	BOI	Wholesale	UK	Asset	UK	Group
	Republic of	Life	Financial	Financial	Management	Post Office	and
	Ireland	€m	Services	Services	Services	Joint Venture	Central	Total

	€m	€m	€m	€m	€m	€m	€m	€m
Net interest income	909	—	292	601	3	—	(26)	1,779
Other income	289	147	298	246	258	—	11	1,249

Total operating income	1,198	147	590	847	261	—	(15)	3,028
Administrative expenses	724	—	221	472	136	—	101	1,654
Provision for bad and doubtful debts	53	—	31	2	—	—	—	86

Operating Profit	421	147	338	373	125	—	(116)	1,288
Income from associated undertakings and joint ventures	(2)	—	33	—	—	(3)	1	29

Profit before exceptional items	419	147	371	373	125	(3)	(115)	1,317

Exceptional items								(97)
Grossing up(1)								(50)

Profit before taxation								1,170

Net assets	1,210	95	697	1,483	369	—	427	4,281

Total assets(2)	36,324	7,401	60,328	38,716	1,606	—	10,110	154,485

Total Risk Weighted Assets	18,922	—	20,893	22,828	149	—	569	63,361

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

2	SEGMENTAL ANALYSIS (continued)

	2003
	(restated)

	Retail		Wholesale	UK	Asset	UK Post	Group
	Republic	BOI	Financial	Financial	Management	Office Joint	and
	of Ireland	Life	Services	Services	Services	Venture	Central	Total

	€m	€m	€m	€m	€m	€m	€m	€m
Net interest income	861	—	261	628	5	—	1	1,756
Other income	272	87	317	275	233	—	31	1,215

Total operating income	1,133	87	578	903	238	—	32	2,971
Administrative expenses	687	—	213	523	125	—	114	1,662
Provision for bad and doubtful debts	54	—	25	21	—	—	—	100

Operating Profit	392	87	340	359	113	—	(82)	1,209
Income from associated undertakings and joint ventures	(2)	—	27	—	—	—	(3)	22

Profit before exceptional item	390	87	367	359	113	—	(85)	1,231

Exceptional items								(164)
Grossing up(1)								(54)

Profit before taxation								1,013

Net assets	1,092	88	562	1,481	344	—	467	4,034

Total assets(2)	29,261	5,728	50,530	32,841	1,611	—	7,416	127,387

Total Risk Weighted Assets	15,564	—	18,986	19,512	143	—	422	54,627

	2002
	(restated)

	Retail		Wholesale	UK	Asset	Group
	Republic of	BOI	Financial	Financial	Management	and
	Ireland	Life	Services	Services	Services	Central	Total

	(in € millions)
Net interest income	805	—	256	569	4	(20)	1,614
Other income	257	122	294	288	224	62	1,247

Total operating income	1,062	122	550	857	228	42	2,861
Administrative expenses	675	—	201	503	102	101	1,582
Provision for bad and doubtful debts	51	—	22	30	—	(1)	102

Operating profit	336	122	327	324	126	(58)	1,177
Income from associated undertakings and joint ventures	—	—	7	—	—	(6)	1

Profit before exceptional item	336	122	334	324	126	(64)	1,178

Group Transformation Programme							(37)
Grossing up(1)							(56)

Profit before taxation							1,085

Net assets	935	82	475	1,634	123	828	4,077

Total assets(2)	24,768	6,028	42,406	35,292	930	5,533	114,957

Total Risk Weighted Assets	13,119	—	18,675	20,394	563	226	52,977

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

2	SEGMENTAL ANALYSIS (continued)

(1)	The Group undertakes tax based transactions at rates which differ from normal market rates in return for tax relief arising from various incentives and reliefs. To assist in making valid comparison of pre-tax performance, the analysis of business unit performance is grossed up.

(2)	Total assets include intra-group items of €39,386m (2003: €22,897m, 2002: €21,036m) in geographic segments and €48,054m (2003: €38,084m, 2002: €27,865m) in business class.

3             ACQUISITION — CURRENT YEAR

      On April 3, 2003, Bank of Ireland announced that its wholly owned subsidiary, First Rate Acquisitions Inc. acquired a 100% interest in Foreign Currency Exchange Corp (“FCEC”) for a consideration of US$11.4m (€10.7m).

      As analysed below, the acquisition gave rise to goodwill of US$8.6m (€8.0m), which has been capitalised and will be written off to the profit and loss account over its useful estimated life of 20 years.

	US$m	€m

Debtors	1.5	1.4
Cash at Bank and in Hand	3.7	3.5
Tangible Fixed Assets	0.4	0.4
Creditors Due Within One Year	(2.1)	(2.0)
Other Liabilities	(0.1)	(0.1)

Net Assets Acquired	3.4	3.2
Goodwill	8.6	8.0

	12.0	11.2

Consideration	11.4	10.7
Costs of Acquisition	0.6	0.5

	12.0	11.2

      There were no fair value adjustments to the Balance Sheet of FCEC at April 2, 2003.

      The profit before tax for FCEC for the period January 1, 2003 to April 2, 2003 was US$0 (€0) (year ended December 31, 2002: US$0.3m (€0.3m)).

      A summarised profit and loss account for the period from April 3, 2003 to March 31, 2004 is as follows:

	US$m	€m

Income	4.6	3.9
Operating Expenses including exceptional items and goodwill amortisation	(5.0)	(4.2)

Operating (loss) including exceptional items and goodwill amortisation	(0.4)	(0.3)

4   ACQUISITION — PRIOR YEAR

      On September 6, 2002 Bank of Ireland announced that its wholly owned subsidiary, BIAM (US), Inc. acquired a 61% interest in Iridian Asset Management LLC (“Iridian”) for a consideration of $177m (€178.5m) and deferred contingent consideration of up to $21.25m (€21.4m) dependent on net client gains and losses in the first two years post completion of this acquisition.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

4   ACQUISITION — PRIOR YEAR     (continued)

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

5   OTHER INTEREST RECEIVABLE AND SIMILAR INCOME

	Year ended March 31,

	2004	2003	2002

	(in € millions)
Loans and advances to banks	227	208	314
Loans and advances to customers	2,858	2,922	3,105
Finance leasing	119	129	138
Instalment credit	96	88	80

	3,300	3,347	3,637

6   INTEREST PAYABLE

	Year ended March 31,

	2004	2003	2002

	(in € millions)
Interest on subordinated liabilities	177	156	154
Other interest payable	1,710	1,806	2,248

	1,887	1,962	2,402

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

7   OTHER OPERATING INCOME

		Year ended March 31,

	Note	2004	2003	2002

		(in € millions)
Profit on disposal of investment securities		(2)	5	2
Profit on disposal of tangible fixed assets		20	37	22
Profit on disposal of leases		—	21	—
Securitisation servicing fees	16	6	9	11
Other income		26	44	39

		50	116	74

8   OPERATING EXPENSES

		Year ended March 31,

	Note	2004	2003	2002

		(in € millions)
Staff Costs:
— wages and salaries		817	821	802
— social security costs		72	67	72
— pension costs		60	57	39
— staff stock issue		13	9	8
— severance packages		3	1	2

		965	955	923
Operating lease rentals:
— property		46	34	20
— equipment		2	1	1
Other administrative expenses		458	490	483

Total administrative expenses		1,471	1,480	1,427

Depreciation and amortisation:
— freehold and leasehold property	23	18	18	15
— computer and other equipment	23	146	141	125
— amortisation of goodwill	22	19	23	15

Total depreciation and amortisation		183	182	155

Total operating expenses		1,654	1,662	1,582

Details of Directors’ remuneration are set out Note 42.

      The charge for staff stock issue represents an amount payable to Trustees on behalf of employees to acquire an issue of Ordinary Stock as provided pursuant to the Stock Issue Schemes approved by the stockholders in 1984 and 1997. In 2004 the charge represents 2.5% of eligible employees’ basic salary (2003: 2%, 2002: 2%).

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

8   OPERATING EXPENSES     (continued)

Auditors’ remuneration (including VAT)

			2004			2003	2002

	Notes		ROI	Overseas(i)	Total	Total	Total

			(in € millions)
Audit and assurance services
Statutory audit (including expenses)			1.7	1.1	2.8	2.2	2.0
Other audit and assurance services	(ii	)	1.4	0.3	1.7	2.7	1.7

			3.1	1.4	4.5	4.9	3.7

Other services
Transaction services	(iii	)	—	—	—	0.9	0.7
Taxation services			1.7	2.1	3.8	2.8	2.5
Consultancy			—	—	—	0.5	8.3
Other services			0.7	0.1	0.8	0.0	0.2

			2.4	2.2	4.6	4.2	11.7

Total			5.5	3.6	9.1	9.1	15.4

      The Audit Committee has reviewed the level of fees and is satisfied that it has not affected the independence of the auditors.

(i)	Fees to overseas auditors principally consist of fees to PwC in the United Kingdom.

(ii)	Other audit and assurance services consist primarily of fees in connection with reporting to regulators, SEC filings, letters of comfort and the Interim Statement review.

(iii)	Transaction services costs relate primarily to financial due diligence and other assignments.

      It is Group policy to subject all major consultancy assignments to a competitive tender process.

9   EMPLOYEE INFORMATION

      In the year ended March 31, 2004 the average full time equivalents was 17,584 (2003: 18,214, 2002: 18,438), categorised as follows in line with the business classes as stated in Note 2.

	2004	2003	2002

		(restated)	(restated)
Retail Republic of Ireland	7,813	7,806	8,004
BOI Life	1,066	1,111	1,097
Wholesale Financial Services	1,349	1,234	1,294
UK Financial Services	5,298	5,633	5,436
Asset Management Services	652	673	662
UK Post Office Joint Venture	10	—	—
Group and Central	1,396	1,757	1,945

	17,584	18,214	18,438

      The staff costs in Note 8 are exclusive of staff costs relating to the life assurance business. The contribution from the life assurance business shown in the Consolidated Statement of Income on page F-4 is net of these staff costs.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

10  EXCEPTIONAL ITEMS

      In the year ending March 31, 2004, the exceptional items represent the following:

•	the net proceeds of €36 million on the sale of our share in the alliance between Bank of Ireland Securities Services and State Street Bank,

•	the write-off of the remainder of the goodwill associated with Chase de Vere of €93 million together with some provisions of €22 million for the impairment of certain assets in the IFA business.

•	additional costs of €4 million incurred in relation to restructuring undertaken in previous years.

•	implementation costs of €14 million associated with the UKFS Business Improvement Programme.

      In the year ending March 31, 2003 the exceptional items represented the following:

A)	Active Business Services was disposed of, resulting in a loss on disposal of €12.4m.

B)	On September 30, 2002 the Group terminated its joint venture with Perot Systems and reorganised the IT business within the Group and the costs associated with this reorganisation amounted to €8.6m.

C)	Following a fundamental review of the Independent Financial Advice operations in Bristol & West, the Group decided to combine the operations of two of its subsidiaries, namely Chase de Vere Investments plc and MX Moneyextra Financial Solutions Ltd. The merger, and consequent restructuring, was announced by the Group on February 24, 2003 and is planned to be fully effective during 2003/04.

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

      A charge of €37m before tax (€30m after tax) has been recognised in the year to March 31, 2002 for additional severance and implementation costs for the ongoing transformation projects.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

11  TAXATION

	2004	2003	2002

	(in € millions)
The Group
Current Tax
Irish Corporation tax
Current year	141	108	129
Prior years	8	17	—
Double taxation relief	(19)	(16)	(20)
Foreign tax
Current year	70	69	50
Prior years	(14)	(13)	(9)

	186	165	150
Deferred taxation
Origination and reversal of timing differences — Domestic	6	(5)	7
— Foreign	7	(6)	7

	13	(11)	14
Share of associated undertakings and joint ventures	9	9	1

	208	163	165

      The tax charge for the year, at an effective rate of 17.8% is higher than the standard Irish Corporation Tax rate mainly because the benefits derived from tax based lending and the International Financial Services Centre reduced rate have been offset by a combination of higher tax rates applying in other jurisdictions, non-deductible goodwill write-off and the levy on certain financial institutions in the Republic of Ireland.

	2004	2003	2002

	(in € millions)
The deferred taxation (credit)/charge arises from:
Leased assets	(2)	9	12
Own assets	7	(2)	(4)
Short term timing differences	8	(18)	6

	13	(11)	14

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

11  TAXATION     (continued)

      The reconciliation of current tax on profit on ordinary activities at the standard Irish Corporation tax rate to the Group’s actual current tax charge for the years ended March 31, 2004, 2003 and 2002 is shown as follows:

	2004	2003	2002

	(in € millions)
Profit on ordinary activities before tax multiplied by the weighted standard rate of Corporate tax in Ireland of 12.5% (2003: 15.125%, 2002: 19%)	146	153	206
Effects of:
Expenses not deductible for tax purposes	8	5	7
Levy on certain financial institutions	26	7	—
Foreign earnings subject to different rates of tax	39	15	22
Non-deductible goodwill impairment	30	33	—
Tax exempted income and income at a reduced Irish tax rate	(44)	(63)	(62)
Capital allowances in excess of depreciation	(5)	(7)	(8)
Other deferred tax timing differences	(8)	18	(6)
Other prior year adjustments	(6)	4	(9)

Current tax charge	186	165	150

12  DIVIDENDS

	Year ended March, 31

	2004	2003	2002

	(in € millions)
Equity Stock:
2004
On units of €0.64 Ordinary Stock in issue
Interim dividend 14.8c	143
Proposed final dividend 26.6c	257
2003
On units of €0.64 Ordinary Stock in issue
Interim dividend 13.2c		133
Proposed final dividend 23.8c		238
2002
On units of €0.64 Ordinary Stock in issue
Interim dividend 11.6c			117
Proposed final dividend 21.4c			216

	400	371	333

      Holders of Bank of Ireland Ordinary Stock are entitled to receive such dividends out of the profits of the Bank as are available by law for distribution. All Treasury Stock, excluding Bank of Ireland stock purchased by Bank of Ireland Life, does not rank for dividend. The Court may, without obtaining prior stockholder approval declare and pay to the stockholders such interim dividends as appear to the Court to be justified by the profits of the Bank. Final dividends must be approved by the stockholders at a general meeting.

      No Ordinary Stock dividend can be declared or interim dividend paid unless the dividend on any outstanding preference stock most recently payable shall have been paid in cash.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

12  DIVIDENDS  (continued)

	Year ended March 31,

	2004	2003	2002

	(in € millions)
Non Equity Stock:
2004
On units of €1.27 of Non-Cumulative Preference Stock, Dividend €1.5237	5
On units of Stg£1 of Non-Cumulative Preference Stock, Dividend Stg£1.2625	3
2003
On units of €1.27 of Non-Cumulative Preference Stock, Dividend €1.5237		5
On units of Stg£1 of Non-Cumulative Preference Stock, Dividend Stg£1.2625		4
2002
On units of €1.27 of Non-Cumulative Preference Stock, Dividend €1.5237			10
On units of Stg£1 of Non-Cumulative Preference Stock, Dividend Stg£1.2625			7

	8	9	17

      Dividend payments on Non Cumulative Preference Stock are accrued.

13  EARNINGS PER UNIT OF €0.64 ORDINARY STOCK

a)  Basic

      The calculation of basic earnings per unit of €0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders.

	2004	2003	2002

		(restated)	(restated)
Profit attributable to Ordinary Stockholders	€935m	€826m	€895m
Weighted average number of shares in issue	961m	991m	990m
Basic earnings per share	97.2c	83.4c	90.4c

b)  Diluted

      The diluted earnings per unit of €0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue excluding own shares held for the benefit of life assurance policyholders adjusted for the effect of all dilutive potential Ordinary Stock.

	2004	2003	2002

		(restated)	(restated)
Profit attributable to Ordinary Stockholders	€935m	€826m	€895m
Average number of shares in issue	961m	991m	990m
Effect of all dilutive potential Ordinary Stock	7m	10m	10m

	968m	1,001m	1,000m

Diluted earnings per share	96.6c	82.6c	89.5c

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

14  CENTRAL GOVERNMENT AND OTHER ELIGIBLE BILLS

	At March 31,

	2004	2003

	(in € millions)
Investment securities
— government bills and similar securities	7	7
Other securities
— government bills and similar securities	204	168

	211	175

15  LOANS AND ADVANCES TO BANKS

	At March 31,

	2004	2003

	(in € millions)
Funds placed with Central Bank of Ireland	114	111
Funds placed with other central banks	47	39
Funds placed with other banks	7,592	7,330

	7,753	7,480

Repayable on demand	482	745
Other loans and advances to banks by remaining maturity
— 3 months or less	3,627	5,629
— 1 year or less but over 3 months	2,826	1,046
— 5 years or less but over 1 year	787	35
— over 5 years	31	25

	7,753	7,480

      The Group is required to maintain balances with the Central Bank of Ireland and other Central Banks.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

16  LOANS AND ADVANCES TO CUSTOMERS

(a)  Loans and advances to customers

	At March 31,

	2004	2003

	(in € millions)
Loans and advances to customers	63,876	53,946
Loans and advances to customers — finance leases	2,593	2,226
Hire purchase receivables	1,543	1,195

	68,012	57,367
Provision for bad and doubtful debts	(472)	(480)

	67,540	56,887

Repayable on demand	2,413	2,458
Other loans and advances to customers by remaining maturity
— 3 months or less	2,142	2,373
— 1 year or less but over 3 months	5,425	4,036
— 5 years or less but over 1 year	16,295	12,537
— over 5 years	41,737	35,963

	68,012	57,367

      The loans accounted for on a non-accrual basis at March 31 amounted to €179m (2003: €141m) and the provisions thereon amounted to €99m (2003: €88m).

(b)	Securitisation and loan transfers

      The Group has sold the following pools of mortgages.

				Presentation in
Year	Securitisations	Notes	Mortgages	accounts	Value

					€m
1993	Private placements with UK financial Institutions	(ii)	Residential	Consolidated	150
1993	Residential Property Securities No. 3 plc (RPS3)	(i),(ii)	Residential	Linked	375
1994	Residential Property Securities No. 4 plc (RPS4)	(i),(iii)	Residential	Linked	751
1997	Residential Property Securities No. 5 plc (RPS5)	(i),(iii)	Residential	Linked	451
2000	Liberator Securities No. 1 plc	(iv)	Residential	Linked	500
2000	Shipshape Residential Mortgages No. 1 plc (SS1)	(v)	Residential	Linked	451

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

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

16  LOANS AND ADVANCES TO CUSTOMERS  (continued)

(b)	Securitisation and loan transfers (continued)

Notes

(i)	These companies issued Mortgage Backed Floating Rate Notes (“Notes’) to finance the purchase of the mortgage pools. Loan facilities have been made available by the Group to finance certain issue-related expenses and loan losses arising on the pools of mortgages sold. The loans are repayable when all Notes have been redeemed subject to the issuer having sufficient funds available. The companies have hedged their interest rate exposure to fixed rate mortgages using interest exchange agreements with financial institutions including Bank of Ireland and Bank of Ireland Home Mortgages Limited. The companies are incorporated under the Companies Act 1985 and are registered and operate in the UK.

(ii)	On June 27, 2003 the Group exercised its option to repurchase the remaining mortgages outstanding on Residential Property Securities no. 3 plc. The balances on these mortgages had reduced to £25m at the time of repurchase. On November 28, 2003 the Group exercised its option to repurchase the remaining mortgages outstanding on the private placement of £100m made in 1993. The balances on these mortgages had reduced to £10m at the time of repurchase.

(iii)	Under the terms of the mortgage sale agreements, the Group has an option to repurchase the mortgages at par when the aggregate balances of the mortgages fall below 5% of the original sale proceeds.

(iv)	The company is incorporated under the Irish Companies Acts, 1963 to 2003 and is registered and operates in the Republic of Ireland.

(v)	Under the terms of this issue, the Group is not obliged to repurchase any of the assets or to transfer in any additional assets, except in respect of individual mortgages in breach of warranty.

      A summarised profit and loss account for the period to March 31, 2004 for RPS3, RPS4, RPS5, Liberator Securities No 1 and SS1 is set out below:

	At March 31,

	2004	2003	2002

	(in € millions)
Interest receivable	32	51	77
Interest payable	(25)	(41)	(67)
Fee income	1	1	2
Deposit income	—	1	4
Operating expenses	(2)	(3)	(5)

Profit for the financial period	6	9	11

(c)	Concentration of exposure to credit risk

      The Group’s exposure to credit risk from its lending activities does not exceed 10% of loans and advances to customers after provisions in any individual sector or industry with the exception of residential mortgages.

      The Group’s residential mortgage portfolio is widely diversified by individual borrower and amounts to 53% (2003: 53%) of the total loans and advances to customers, 35% (2003: 33%) of the loans and advances in the Republic of Ireland and 71% (2003: 73%) in the United Kingdom.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

16  LOANS AND ADVANCES TO CUSTOMERS  (continued)

(d) Leasing and hire purchase

	At March 31,

	2004	2003

	(in € millions)
Amount receivable by remaining maturity
— within 1 year	1,331	948
— 5 years or less but over 1 year	1,885	1,430
— over 5 years	920	1,043

	4,136	3,421

      The cost of assets acquired for finance leases and hire purchase contracts, net of grants received or receivable, amounted to €2,382m (2003: €1,029m).

      Aggregate amounts receivable including capital repayments during the year in respect of finance leases and hire purchase contracts amounted to €1,135m (2003: €1,183m).

17  PROVISION FOR BAD AND DOUBTFUL DEBTS

	Year ended March 31,

	2004	2003	2002

	(in € millions)
At April 1,	480	500	430
Exchange adjustments	7	(30)	4
Charge against profits	86	100	102
Amounts written off	(114)	(96)	(55)
Recoveries	13	6	19

At March 31,	472	480	500

All of which relates to loans and advances to customers Provisions at March 31,
— specific	191	170	159
— general	281	310	341

	472	480	500

      The Group’s general provision, which provides for the latent loan losses in the portfolio of loans and advances, comprises an element relating to grade profiles of €180m (2003: €175m) and a non designated element, for prudential purposes of €101m (2003: €135m). The non-designated element is available for offset, in certain pre-defined circumstances, against specific loan losses as they crystallise.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

18  DEBT SECURITIES

	At March 31, 2004

		Gross	Gross
	Book	Unrealised	Unrealised	Fair
	Value	Gains	Losses	Value

	€m	€m	€m	€m
The Group
Issued by Public Bodies
Investment securities
— government securities	881	34	—	915

Other securities
— government securities	4,174			4,174

	4,174			4,174

Issued by Other Issuers
Investment securities
— bank and building society certificates of deposit	811	—	—	811
— other debt securities	9,461	92	(46)	9,507

	10,272	92	(46)	10,318

Other securities
— bank and building society certificates of deposit	—			—
— other debt securities	349			349

	349			349

	15,676	126	(46)	15,756

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

18  DEBT SECURITIES  (continued)

	At March 31, 2003

		Gross	Gross
	Book	Unrealised	Unrealised	Fair
	Value	Gains	Losses	Value

	(in € millions)
Issued by Public Bodies
Investment securities
— government securities	553	56	—	609

Other securities
— government securities	3,088			3,088
— other public sector securities	—			—

	3,088			3,088

Issued by Other Issuers
Investment securities
— bank and building society certificates of deposit	637	—	—	637
— other debt securities	7,450	102	(56)	7,496

	8,087	102	(56)	8,133

Other securities
— bank and building society certificates of deposit	65			65
— other debt securities	544			544

	609			609

	12,337	158	(56)	12,439

	Year ended
	March 31,

	2004	2003

	(in € millions)
Investment securities
— listed	7,703	7,316
— unlisted	3,450	1,324

	11,153	8,640

Other securities
— listed	4,349	3,330
— unlisted	174	367

	4,523	3,697

Unamortised premiums and discounts on investment securities	13	7

      Income from listed and unlisted investments amounted to €331m (2003: €344m, 2002: €343m).

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

18  DEBT SECURITIES  (continued)

		Discount/	Carrying
Investment securities’ movements	Cost	(Premium)	Value

	€m	€m	€m
At 1 April 2003	8,685	(45)	8,640
Exchange adjustments	(195)	—	(195)
Acquisitions	6,507	—	6,507
Disposals and redemptions	(3,785)	—	(3,785)
Amortisation	—	(14)	(14)

At 31 March 2004	11,212	(59)	11,153

	Year ended
	March 31,

	2004	2003

	(in € millions)
Analysed by remaining maturity:
Due within one year	4,371	2,601
Due one year and over	11,305	9,736

	15,676	12,337

      The valuation of unlisted securities is based on the Directors’ estimate. The cost of other securities is not disclosed as its determination is not practicable. Debt securities includes securities which are subject to sale and repurchase agreements of €2,489m (2003: €3,182m).

      Debt securities with a market value of €6,460m (2003: €4,165m) were pledged as collateral to cover settlement risk for securities’ transactions.

Securitisation

      The Group has sold a pool of leveraged acquisition finance loan assets to Partholon CDO 1 plc (“Partholon”), which is incorporated under the Irish Companies Acts, 1963 to 2003 and is registered and operates in the Republic of Ireland. Partholon has issued a series of loan notes to finance this purchase. The Group holds 25% of the subordinated loan notes but does not own, directly or indirectly, any of the share capital of Partholon, which is owned by a charitable trust. The Group also holds €5m of AAA-rated loan notes in Partholon, which it intends to hold until maturity.

      Under the terms of separate agreements the Group manages the assets of Partholon, including identification of additional assets for acquisition, for which it receives fees.

      The market value at the date of sale of the assets sold to Partholon was €243m and they are disclosed by way of linked presentation on the Bank Balance Sheet and Group Balance Sheet. The Group is not obliged, nor intends to support any losses in respect of the assets of Partholon. Repayment of the loan notes issued by Partholon will be made solely from the cashflows generated by its pool of assets. This is clearly stated in the agreements with the holders of the loan notes. The proceeds generated by the acquired assets will be used to pay interest and capital on the loan notes and any other administrative expenses and taxation.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

18  DEBT SECURITIES  (continued)

The Group

€m
Securitisation and loan transfers	243
Less: non-returnable amounts	224

19

19  EQUITY SHARES

	Year ended
	March 31,

	2004	2003

	(in € millions)
At April 1	38	19
Net movement during the year	26	19

At March 31	64	38

20  INTERESTS IN ASSOCIATED UNDERTAKINGS

	Year ended
	March 31,

	2004	2003

	(in € millions)
At April 1	13	16
Increase in investments	4	3
Decrease in investments	(1)	—
Retained profits	(2)	(2)
Transfer to Joint Ventures	—	(4)

At March 31	14	13

      In presenting details of the associated undertakings of the Bank of Ireland Group the exemption permitted by Regulation 10 of the European Communities (Credit Institutions: Accounts) Regulations, 1992 has been availed of and Bank of Ireland will annex to its annual return to the Companies Office a full listing of associated undertakings.

21  INTEREST IN JOINT VENTURES

	Year ended
	March 31,

	2004	2003

	(in € millions)
At April 1	25	4
Acquisitions	156	2
Payment for Post Office Joint Venture Brand	44	—
Retained profits/losses	15	16
Exchange adjustments	3	(1)
Transfer from Associated undertakings	—	4

At March 31	243	25

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

21  INTEREST IN JOINT VENTURES  (continued)

      On March 19, 2004 Bank of Ireland UK Holdings plc signed the contract to acquire a 50.01% holding in the entity, Midasgrange Limited (trading as Post Office Financial Services), to sell financial products through the Post Office distribution network for a consideration of €149m (£100m). The remaining 49.99% holding is owned by Post Office Limited. The joint venture equity is being managed jointly by both parties according to the shareholder agreement and as such is currently being accounted for as a joint venture using the gross equity method.

      As analysed below the acquisition gave rise to goodwill of €81m (£55m) which has been capitalised and will be written off to the profit and loss account over its useful estimated life of 10 years. An amount of €0.2m (£0.2m) was written off for the period through to the year end.

      An additional payment was made of €44m (Stg£29m) to the UK Post Office for the use of the Post Office Brand in connection with the business of the joint venture. This is considered to be part of the goodwill arising on the Group’s investment and will be written off to the profit and loss account over its useful estimated life of 10 years.

Share of net assets acquired	2004	2004

	£m	£m
Cash at bank and in hand	75	50
Goodwill	81	55

	156	105

Consideration	149	100
Costs of Acquisition	7	5

	156	105

      There were no fair value adjustments to the balance sheet of Midasgrange Limited (trading as Post Office Financial Services) on March 18, 2004.

22  INTANGIBLE FIXED ASSETS

	The Group

	2004	2003

	(in € millions)
Cost
At April 1	423	293
Goodwill arising on acquisitions during the year	11	186
Exchange adjustments	(10)	(48)
Goodwill written back on disposals	—	(8)

At March 31	424	423

Amortisation
At April 1	157	22
Charge for year	19	23
Impairment	93	124
Exchange adjustments	8	(12)

At March 31	277	157

Net Book Value	147	266

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

22  INTANGIBLE FIXED ASSETS  (continued)

      The details relating to recent acquisitions are set out in Note 3.

23  TANGIBLE FIXED ASSETS

The Group

						Payments
		Leases of	Leases of			on account
	Freehold	50 years	less than	Computer	Finance	and assets in
	land and	or more	50 years	and other	lease	the course of
	buildings	unexpired	unexpired	equipment	assets	construction	Total

	€m	€m	€m	€m	€m	€m	€m
Cost or valuation
At April 1, 2003	509	24	89	1,186	12	186	2,006
Exchange adjustments	4	—	—	9	—	—	13
Additions	9	—	20	104	—	82	215
Disposals	(33)	—	(10)	(99)	(2)	—	(144)
Reclassifications	2	(2)	—	172	—	(172)	—
Revaluations	42	(3)	(18)	—	—	—	21

At March 31, 2004	533	19	81	1,372	10	96	2,111

Accumulated depreciation and amortisation
At April 1, 2003	13	—	18	758	8	—	797
Exchange adjustments	—	—	—	10	—	—	10
Disposals	(3)	—	(1)	(84)	(2)	—	(90)
Charge for year	9	—	9	146	—	—	164
Revaluations	(19)	—	(19)	—	—	—	(38)

At March 31, 2004	—	—	7	830	6	—	843

Net book value
At March 31, 2004	533	19	74	542	4	96	1,268

At March 31, 2003	496	24	71	428	4	186	1,209

Property and Equipment

      A revaluation of all Group property was carried out as at March 31, 2001. All freehold and long leasehold (50 years or more unexpired) commercial properties were valued by Jones Lang LaSalle as external valuers, who also reviewed the valuation carried out by the Bank’s professionally qualified staff of all other property. The valuation was undertaken in accordance with the requirements of FRS 15 and the Appraisal & Valuation Manual of the Royal Institution of Chartered Surveyors, on the basis of existing use value or open market value together with the depreciated replacement cost of adaptation works where these are not adequately reflected in the existing use value.

      A revaluation on fixed assets was carried out for the year end March 31, 2004 by external valuers Jones Lang LaSalle and the Bank’s professionally qualified staff, in line with the Group policy to have an interim revaluation in year 3.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

23  TANGIBLE FIXED ASSETS  (continued)

      As at March 31, 2004 on a historical cost basis the cost of group property would have been included at €412m (2003: €426m) less accumulated depreciation €104m (2003: €86m). The Group occupies properties with a net book value of €597m (2003: €559m) in the course of carrying out its own activities.

      In the year to March 31, 2004 salary and other costs of €67m (2003: €116m) incurred on computer software development and other projects have been capitalised. This expenditure when operational is depreciated in equal annual instalments over its estimated useful life, ranging between five and ten years.

	Year ended
	March 31,

	2004	2003

	(in € millions)
Tangible fixed assets leased	27	31

	Year ended
	March 31,

	2004	2003

	(in € millions)
Future capital expenditure
— contracted but not provided in the accounts	11	14

— authorised by the Directors but not contracted	4	7

      Rentals payable in 2004 under non-cancellable operating leases amounted to €54m (2003: €53m). Of this amount €1m (2003: €6m) relates to leases expiring within one year, €14m (2003: €7m) relates to leases expiring in two to five years and €39m (2003: €40m) relates to leases expiring after five years, split between property €54m and equipment €nil.

      Minimum future rentals under non cancellable operating leases are as follows:

Year ended 31 March	Payable	Receivable

	€m	€m
2005	54	3
2006	53	3
2007	52	3
2008	52	3
2009	46	2
Thereafter	656	8

      The obligations under finance leases amount to €2.8m (2003: €3.7m) of which €0.7m (2003: €0.6m) is due within one year, €2.1m (2003: €3.1m) is due after more than one year but within five years and nil (2003: nil) is due after five years.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

24  OTHER ASSETS

	Year ended
	March 31,

	2004	2003

	(in € millions)
Sundry debtors	1,492	1,373
Foreign exchange and interest rate contracts	1,663	1,897
Value of life assurance business in force	573	494
Other	39	77

	3,767	3,841

25  LIFE ASSURANCE BUSINESS

      The net assets attributable to stockholders from the life assurance business are analysed as follows:

	2004	2003

	(in € millions)
Long term assurance business
Net tangible assets of life companies including surplus	329	254
Value of life assurance business in force	573	494

	902	748

Increase in net tangible assets of life companies including surplus	75	48
Increase in value of life assurance business in force	79	51

Profit after tax	154	99

      The net assets above of €902m is before payment of a dividend of €50m to the Governor and Company of the Bank of Ireland and other capital movements €(2)m in relation to property revaluation

      The life assurance assets attributable to policyholders consist of:

	2004	2003

	(in € millions)
Property	430	373
Fixed interest securities	1,378	1,426
Other securities	4,578	3,071
Bank balances and cash	574	430
Income receivable	49	46
Other assets	200	36
Other liabilities	(13)	(40)

	7,196	5,342
Less Bank of Ireland shares held for the benefit of policyholders (see Note 1.2)	(227)	(167)

	6,969	5,175

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

25  LIFE ASSURANCE BUSINESS  (continued)

Value of in-force business

      The principal assumptions used in the calculation of shareholders’ value of in-force business are:

	2004	2003

Risk adjusted discount rate (net of tax)	8%	10%
Investment returns on unit linked assets	6.0%	6.5%
— Equities and property	7.0%	7.5%
— Government fixed interest	4.5%	4.5%
Shareholder taxation	12.5%	12.5%

Mortality Rates	Based on actual experience
Lapse Rates	Based on actual experience on each block of business.
Asset Values	The value of unit-linked assets used to project future management charges is based on actual market values. Assets supporting the solvency margin are discounted.

Achieved Profits:

      The profit, derived using the Achieved Profits method and shown in the Operating Review, is analysed into five categories:

•	A contribution from new business, comprising the additional value added after providing for the return equal to the risk adjusted discount rate on capital employed in writing the new business;

•	A contribution from in-force business at the beginning of the year, comprising interest at the risk adjusted discount rate on the value of in-force business together with the effect of any deviations in experience compared with the assumptions (excluding any investment variance) and the effect of any changes in operating assumptions;

•	Investment earnings on the net assets attributable to shareholders;

•	Investment variance, which represents the difference between the actual and expected return on unit-linked assets and the impact this has on management charges in the current and future years.

•	Changes in economic assumptions expected to be non-recurring.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

25  LIFE ASSURANCE BUSINESS  (continued)

Premium Income Analysis

      The table below sets out the levels of gross premiums and new business written for 2004 and 2003.

	Individual
			Group
	Life	Pensions	Contracts	Total

	€m	€m	€m	€m
Gross Premiums Written — 2004
Recurring premiums	408	297	14	719
Single premiums	393	280	46	719
Non-life single premiums	155	0	0	155

Total gross premiums written	956	577	60	1,593

Gross Premiums Written — 2003
Recurring premiums	426	262	26	714
Single premiums	307	211	42	560
Non-life single premiums	239	0	0	239

Total gross premiums written	972	473	68	1,513

Gross New Business Premiums Written — 2004
Recurring premiums	52	124	0	176
Single premiums	393	280	46	719
Non-life single premiums	155	0	0	155

Total gross new business written	600	404	46	1,050

Gross New Business Premiums Written — 2003
Recurring premiums	119	99	0	218
Single premiums	307	211	42	560
Non-life single premiums	239	0	0	239

Total gross new business written	665	310	42	1,017

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

26  DEPOSITS BY BANKS

	Year ended
	March 31,

	2004	2003

	(in € millions)
Deposits by Banks	17,060	12,617
of which:
Domestic	15,963	11,609
Foreign	1,097	1,008

	17,060	12,617

Repayable on demand	3,591	3,908
Other deposits by remaining maturity
— 3 months or less	11,824	7,289
— 1 year or less but over 3 months	1,175	1,082
— 5 years or less but over 1 year	324	318
— over 5 years	146	20

	17,060	12,617

27  CUSTOMER ACCOUNTS

	Year ended
	March 31,

	2004	2003

	(in € millions)
Current accounts	11,259	9,646
Demand deposits	21,390	20,072
Term deposits and other products	21,098	18,331
Other short-term borrowings	648	447

	54,395	48,496

of which:
Non interest bearing current accounts
Domestic	7,730	6,445
Foreign	912	770

	8,642	7,215

Interest bearing current accounts and short term borrowings
Domestic	23,680	21,212
Foreign	22,073	20,069

	45,753	41,281

Repayable on demand	29,929	29,496
Other deposits with agreed maturity dates or periods of notice, by remaining maturity
— 3 months or less	15,551	12,443
— 1 year or less but over 3 months	3,017	2,223
— 5 years or less but over 1 year	4,877	3,668
— over 5 years	1,021	666

	54,395	48,496

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

28  DEBT SECURITIES IN ISSUE

	Year ended
	March 31,

	2004	2003

	(in € millions)
Bonds and medium term notes by remaining maturity
— 3 months or less	338	520
— 1 year or less but over 3 months	1,303	618
— 5 years or less but over 1 year	3,876	3,215
Other debt securities in issue by remaining maturity
— 3 months or less	5,744	4,179
— 1 year or less but over 3 months	1,655	1,120
— 5 years or less but over 1 year	1	—

	12,917	9,652

29  OTHER LIABILITIES

	Year ended
	March 31,

	2004	2003

	(in € millions)
Current taxation	85	126
Notes in circulation	761	683
Foreign exchange and interest rate contracts	1,686	2,016
Sundry creditors	1,452	1,340
Other	1,435	1,050
Dividends	257	238

	5,676	5,453

      The Bank is authorised to issue bank notes in Northern Ireland under the Bankers (Ireland) Act 1845 and the Bankers (Northern Ireland) Act, 1928 as amended by Section 11 of Bankers (NI) Act 1928.

30  DEFERRED TAXATION

	Year ended
	March 31,

	2004	2003

	(in € millions)
Taxation treatment of capital allowances:
— finance leases	103	104
— equipment used by group	14	8
Other short term timing differences	(51)	(58)

	66	54

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

30  DEFERRED TAXATION  (continued)

	Year ended
	March 31,

	2004	2003

	(in € millions)
At April 1	54	89
Exchange adjustments	(1)	2
Charge for year	13	(11)
Disposals	—	(27)
Other movements	—	1

At March 31	66	54

      No provision is made for deferred tax on capital gains which might arise on the disposal of properties at their balance sheet amounts, due to the expectation that the greater portion of land and buildings will be retained by the Group.

      During the year the Group disposed of a number of properties on which c. €4m tax has been provided. Finance Act 2003 has provided for the abolition of roll over relief for disposals after December 4, 2002, however relief was retained in respect of gains previously rolled over into assets disposed of on or after that date provided the proceeds on the current disposals are reinvested into further qualifying assets. In view of the fact that it is considered unlikely that there will not be a continuous programme of reinvestment in replacement assets no provision is made in the accounts in respect of a tax liability for roll over relief claimed to date.

31  OTHER PROVISIONS FOR LIABILITIES AND CHARGES

		Group
	Pensions	Transformation
	obligations	Programme	Other	Total

	€m	€m	€m	€m
The Group
At April 1, 2003	130	11	48	189
Exchange adjustments	1	—	3	4
Provisions made	51	—	45	96
Provisions utilised	(24)	(11)	(30)	(65)
Provisions released	—	—	(3)	(3)

At March 31, 2004	158	—	63	221

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

32  SUBORDINATED LIABILITIES

	Year ended
	March 31,

	2004	2003

	(in € millions)
Undated Loan Capital
Bank of Ireland
US$150m Undated Floating Rate Primary Capital Notes	121	136
Bank of Ireland UK Holdings plc
€600m 7.40% Guaranteed Step-up Callable Perpetual Preferred Securities	595	595
Stg£350m 6.25% Guaranteed Callable Perpetual Preferred Securities	521	502
Bristol & West
Stg£75m 13 3/8% Perpetual Subordinated Bonds	186	180

	1,423	1,413

Dated loan capital
Bank of Ireland
Stg£100m 9.75% Subordinated Bonds 2005	150	145
Stg£200m Subordinated Floating Rate Notes 2009	—	290
€750m 6.45% Subordinated Bonds 2010	748	747
€600m Subordinated Floating Rate Notes 2013	599	—
€650m Fixed/ Floating Rate Subordinated Notes 2019	650	—
Bristol & West
Stg£75m 10 3/4% Subordinated Bonds 2018	112	108

	2,259	1,290

	3,682	2,703

Repayable
in 1 year or less	150	—
Between 2 and not more than 5 years	—	145
5 years or more	2,109	1,145

	2,259	1,290

      The US$150m Undated Floating Rate Primary Capital Notes which were issued at par on 5 December 1985 are subordinated in right of payment to the claims of depositors and other creditors of the Bank.

      On March 7, 2001 Bank of Ireland UK Holdings plc (the Issuer) issued €600m 7.4% Guaranteed Step-up Callable Perpetual Preferred Securities (the Preferred Securities) which have the benefit of a subordinated guarantee by the Bank.

      The Preferred Securities are perpetual securities and have no maturity date. However, they are redeemable in whole or in part at the option of the Issuer subject to the prior consent of IFSRA and of the Bank, at their principal amount together with any outstanding payments on 7 March 2011 or any coupon payment date thereafter. The Preferred Securities bear interest at a rate of 7.40% per annum to 7 March 2011 and thereafter at a rate of three month EURIBOR plus 3.26% per annum, reset quarterly.

      The rights and claims of the holder of the Preferred Securities are subordinated to the claims of the senior creditors of the Issuer or of the Bank (as the case may be) in that no payment in respect of the Preferred Securities or the guarantee in respect of them shall be due and payable except to the extent that the Issuer or the Bank (as applicable) is solvent and could make such payment and still be solvent immediately thereafter. Upon any

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

32  SUBORDINATED LIABILITIES  (continued)

winding up of the Issuer or the Bank, the holders of the Preferred Securities will rank pari passu with the holders of the most senior class or classes of preference shares or stock (if any) of the issuer or of the Bank then in issue and in priority to all other shareholders of the Issuer and of the Bank.

      On March 17, 2003 Bank of Ireland UK Holdings plc (the Issuer) issued Stg£350m 6.25% Guaranteed Callable Perpetual Preferred Securities (the Preferred Securities) which have the benefit of a subordinated guarantee by the Bank.

      The Preferred Securities are perpetual securities and have no maturity date. However they are redeemable in whole but not in part at the option of the Issuer subject to the prior consent of IFSRA and of the Bank, at their principal amount together with any outstanding payments on March 7, 2023 or any coupon date thereafter.

      The Preferred Securities bear interest at a rate of 6.25% per annum to March 7, 2023 and thereafter at a rate of 6 month Libor plus 1.70 per cent per annum, reset semi annually.

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

      The Bristol & West 13 3/8% Perpetual Subordinated Bonds have a nominal value of Stg£75m and were revalued as part of the fair value adjustments on acquisition.

      The Bank issued Stg£100m 9.75 per cent Subordinated Bonds due 2005 on March 21, 1995.

      The Bank set up a Stg£500m Euro Note Programme (“the Programme”) in July 1995 and issued Stg£200m Subordinated Floating Rate Notes due 2009 on February 11, 1997. These notes were redeemed on February 19, 2004. The Programme was increased to Stg£1bn in July 1997. On November 9, 1999 the Programme was redenominated from sterling to euro and increased to €4bn. On February 10, 2000 the Bank issued €600m 6.45 per cent Subordinated Bonds due 2010. On January 22, 2001 the Bank issued an additional €150m 6.45 per cent Subordinated Bonds due 2010 which are fungible and form a single series with the €600m issued in February 2000.

      The Bonds and Notes constitute unsecured obligations of the Bank subordinated in right of payments to the claims of depositors and other unsubordinated creditors of the Bank and rank pari passu without any preference among themselves. In April 2001 the Programme was increased from €4bn to €8bn. In February 2003 the Programme was again increased from €8bn to €10bn and on December 18, 2003 €600m Subordinated floating rate notes were issued. In February 2004 the Programme was increased from €10bn to €15bn and on February 25, 2004 the bank issued €650m, 4.625% fixed/ floating rate subordinated notes due 2019.

      Interest rates on the floating rate and fixed rate subordinated liabilities (accommodated through swaps) are determined by reference to the London Inter-Bank Offered Rate (LIBOR).

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

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

33  MINORITY INTEREST — NON EQUITY

	Year ended
	March 31,

	2004	2003

	(in € millions)
Bristol & West
Stg£50.4m 8 1/8% Non-Cumulative Preference Shares of Stg£1each	76	73

      These Preference Shares which are non redeemable, non equity shares rank equally amongst themselves as regards participation in profits and in priority to the ordinary shares of Bristol & West plc.

      Holders of the Preference Shares are entitled to receive, in priority to the holders of any other class of shares in Bristol & West plc, a non-cumulative preference dividend at a fixed rate per annum payable in equal half yearly instalments in arrears on May 15, and November 15, each year. Bank of Ireland Group holds 35.8% of these shares.

      The preference dividend on the Preference Shares will only be payable to the extent that payment can be made out of profits available for distribution as at each dividend payment date in accordance with the provisions of the UK Companies Acts.

34  CAPITAL STOCK

	Year ended
	March 31,

	2004	2003

		(restated)

	(in € millions)
Authorised
1,500m units of €0.64 of Ordinary Stock	960	960
8m units of Non-Cumulative Preference Stock of US$25 each	164	184
100m units of Non-Cumulative Preference Stock of Stg£1 each	150	145
100m units of Non-Cumulative Preference Stock of €1.27 each	127	127

	1,401	1,416

Allotted and fully paid
Equity
943.4m units of €0.64 of Ordinary Stock	604	627
106.7m units of €0.64 of Treasury Stock	68	45
Non equity
1.9m units of Non-Cumulative Preference Stock of Stg£1 each	3	3
3.0m units of Non-Cumulative Preference Stock of €1.27 each	4	4

	679	679

      The weighted average Ordinary Stock in issue at March 31, 2004, used in the earnings per unit of Ordinary Stock calculation, excludes the Treasury Stock which does not represent Ordinary Stock in issue. All Treasury Stock, excluding Bank of Ireland stock purchased by the Life Assurance company, does not rank for dividend.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

34  CAPITAL STOCK  (continued)

Movements in issued Ordinary Stock

	Ordinary	Treasury

At April 1, 2003	996,170,626	53,944,863
Prior year adjustment	(17,109,974)	17,109,974

	979,060,652	71,054,837
Stock Option Schemes	776,000	(776,000)
Sharesave Scheme	3,580,943	(3,580,943)
Long Term Performance Stock Plan	169,509	(169,509)
Buy back	(34,963,806)	34,963,806
Stock purchased and held for the benefit of life assurance policyholders	(5,206,694)	5,206,694
Stock purchased by subsidiary	(82,097)	82,097

At March 31, 2004	943,334,507	106,780,982

      During the year the total Ordinary Stock in issue decreased from 996,170,626 units of nominal value of €0.64 each to 943,334,507 units of nominal value of €0.64 each as a result of:

      776,000 units of Ordinary Stock were issued to option holders on the exercise of their options under the terms of the Senior Executive Stock Option Scheme at prices ranging between €0.982 and €8.933, by the re-issue of units of Treasury Stock.

      3,580,943 units of Ordinary Stock were issued to Sharesave option holders on the exercise of their options under the terms of the SAYE Scheme at a price of €5.40, by the re-issue of units of Treasury Stock.

      169,509 units of Ordinary Stock were issued to holders of conditional awards of stock under the terms of the Long Term Performance Stock Plan (“LTPSP’) at a price of €6.92 per unit, by the re-issue of units of Treasury Stock

      34,963,806 units of Ordinary Stock were bought back at a weighted average price of €10.59 during the year

      17,109,974 units of Ordinary Stock held by the Group’s life assurance company as at March 31, 2003 are categorised as “own shares” and a further 5,206,694 units of Ordinary Stock were purchased by the Life Assurance company and held for the benefit of policyholders during the year to March 31, 2004. The change is in line with UITF 37 “Purchase and Sales of Own Shares” and is further explained in Note 1.2.

      82,097 units of Ordinary Stock were purchased by a subsidiary.

      All units of Ordinary Stock in issue carry the same voting rights.

Preference Stock

      The Preference Stock is non-redeemable. The holders of Preference Stock are entitled to receive a non-cumulative preferential dividend, which in the case of the Sterling Preference Stock will be payable in Sterling, in a gross amount of Stg£1.2625 per unit and in the case of euro Preference Stock will be payable in euro in a gross amount of €1.523686 per unit per annum, in equal semi-annual instalments, in arrears, on February 20 and August 20 in each year.

      On a winding up of, or other return of capital by the Bank (other than on a redemption), the holders of Preference Stock will be entitled to receive an amount equal to the amount paid up on each unit of the Preference Stock held (including the premium) out of the surplus assets available for distribution to the holders of Ordinary Stock.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

34  CAPITAL STOCK  (continued)

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

      As at March 31, 2004 1,876,090 units of Sterling Preference Stock and 3,026,598 units of euro Preference Stock were in issue.

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

(b) Sharesave Scheme (“SAYE Scheme”)

      At the 1999 Annual General Court the stockholders approved the establishment of a SAYE Scheme. Under this scheme, which has an Irish and UK version in order to conform with the relevant revenue legislation in both jurisdictions, all employees of the Bank and of certain subsidiaries are eligible to participate provided they are employed by the Bank on the day that the invitation to participate issues and on the day that the grant of options is made. The first offer under the scheme was made in February 2000 and options to purchase units of Ordinary Stock were granted to participating employees at an option price of €5.40, which represented a 20% discount of the then market price. A further offer under the scheme was made in December 2003 and options to purchase Ordinary Stock were granted to participating employees in the Republic of Ireland at an option price of €7.84 which represented a 25% discount to the then market price and to participating employees in the UK at an option price of €8.37 which represented a 20% discount to the then market price. As at March 31, 2004, there are outstanding options under the scheme over 16,770,743 units of Ordinary Stock (1.74 % of the issued ordinary capital). These options are ordinarily exercisable, provided the participant’s savings contracts are complete between May 2005 and February 2009.

(c)  Stock Option Scheme

      Options to subscribe for units of Ordinary Stock are granted under the terms of the Stock Option Scheme. The original scheme was approved by the stockholders at the Annual General Court in July 1986 and its

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

34  CAPITAL STOCK  (continued)

(c)  Stock Option Scheme (continued)

successor scheme, “Bank of Ireland Group Stock Option Scheme — 1996”, was approved by the stockholders at the Annual General Court held in July 1996. Key executives may participate in the current scheme at the discretion of the Remuneration Committee. The total value of options granted may not exceed four times an executive’s remuneration. The subscription price per unit of stock shall not be less than the market value of the stock at the date of grant. The exercise of options granted since 1996 are conditional upon EPS achieving a cumulative growth of at least 2% per annum compound above the increase in the Consumer Price Index over either the three year period, or if not achieved, the six year period, commencing with the period in which the options are granted. The performance conditions for options granted in 1996 up to and including 2000 have been satisfied. Options may not be transferred or assigned and may be exercised only between the third and tenth anniversaries of their grant. During the year 164,500 options lapsed. The market price of the Bank’s Ordinary Stock at March 31, 2004 was €10.15 (2003: €9.71) and the range during the year to March 31, 2004 was €9.80 to €11.85. Outstanding options under the Stock Option Scheme are exercisable at prices ranging between €1.67 to €12.50 between now and December 2013. At March 31, 2004, options were outstanding in respect of 6,585,000 units, 0.6819% of the stock in issue (2003: 5,744,500 units).

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

      Each year selected key senior executives participating in the plan receive a conditional award of a number of units of Ordinary Stock. (The maximum value of these units may not exceed 40% of the executive’s salary at the time of the award). The proportion of these units which actually vest in the executive on the 3rd anniversary of the date of the original award is based on the Group’s TSR relative to other companies as follows:

•	Before any proportion of a conditional award may vest, the cumulative growth in the Group’s EPS must exceed the annual CPI plus 5%, compounded over the three years from the date of the award.

•	Provided this condition has been satisfied, the proportion of the award which vests after 3 years is based on the Group’s TSR relative to other companies both in a peer group of Irish and UK financial institutions and in relation to the FTSE-100 companies as follows:

LEVEL OF VESTING AS A % OF AWARD

	%	TSR ranking	%
TSR ranking relative to peer group	Vesting	relative to FTSE 100	Vesting

1st or 2nd	50%	Top decile	50%

3rd or 4th	40%	Top quartile	40%

5th (Median)	25%	Median to top quartile	25%

Below median	Nil	Below median	Nil

•	Additionally 80% of stock which vests in an executive must be held for a further two years following which, provided the executive is still employed by the Group, he or she will be awarded additional units of stock not exceeding 20% of the units which had vested and were held. If the original units which vested continue to be held for a further 5 years (i.e. 10 years from the date of the original conditional

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

34  CAPITAL STOCK  (continued)

(d) Long Term Performance Stock Plan (continued)

award) and the executive remains in the employment of the Group, he will be awarded a further 30% of the units which originally vested and were held.

      As at March 31, 2004 conditional awards totalling 808,895 units of stock were outstanding to the current participants of this plan.

(e)  Limitations on Employee Stock Issue and Stock Option Schemes

      All of the above stock issue and stock option schemes are subject to a range of flow rate controls approved by the stockholders and which conform to current institutional investor guidelines.

35  RESERVES

	At March 31,

	2004	2003

		(restated)

	(in € millions)
Stock premium account
Opening balance	765	773
Exchange adjustments	2	(8)

Closing balance	767	765

Capital reserve
Opening balance	436	397
Exchange adjustments	—	(5)
Transfer from revenue reserves	62	44

Closing balance	498	436

Profit and loss account
Opening balance	2,099	2,143
Prior year adjustment	—	(27)

	2,099	2,116
Profit retained	473	411
Exchange adjustments	60	(328)
Ordinary stock buyback	(377)	(133)
Goodwill written back on disposal of subsidiary	—	5
Transfer from revaluation reserve	2	22
Reissue of Treasury stock under employee stock scheme	25	6
Purchase of stock by subsidiaries	(1)	—

Closing balance	2,281	2,099

Revaluation reserve
Opening balance	181	208
Exchange adjustments	1	(5)
Revaluation of property	59	—
Transfer to revenue reserves on sale of property	(2)	(22)

Closing balance	239	181

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

36  PENSION COSTS

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

(a)  SSAP 24 Pension disclosures

      An independent formal actuarial valuation of the Bank of Ireland Staff Pensions Fund (the main scheme) was carried out by Watson Wyatt, consulting actuaries as at 31 March 2001 using the projected unit credit method of funding. The principal assumption in the review was that the annual rate of return on investments would be 4.0 percent higher than the annual rate of increase in pensionable remuneration and in pensions in course of payment. The market value of the assets of the main scheme at March 31, 2001 was €2,762.6m and the actuarial value of the net assets after allowing for the expected future increases in earnings and pensions represented 119% of the benefits that had accrued to members. The surplus was corrected by charging to the surplus, the cost of pension augmentations and by the Bank ceasing its contributions to the scheme until the current actuarial valuation which is being carried out as at March 31, 2004, is completed. The accounting treatment adopted in accordance with SSAP 24 is as follows:-

•	The actuarial surplus is being spread over the average remaining service lives of current employees;

•	a provision of €141m (2003: €105m) in regard to the main scheme is included in the accounts being the excess of the accumulated pension charge over the amount funded;

•	the amortisation of the surplus gives rise to a net cost of €36m in relation to the main scheme, compared to a net cost of €32m in 2003.

      The total charge for the Group in respect of the year ended March 31, 2004 was €60m (2003: €57m, 2002: €39m).

      Watson Wyatt have made a preliminary financial assessment of the Bank of Ireland Staff Pensions Fund as at March 31, 2004 using similar assumptions to those used when completing the formal valuation as at March 31, 2001. The assessment discloses that there is effectively equivalence between the actuarial value of the net assets and the value of the benefits that have accrued to members.

(b) FRS 17 Pension disclosures

      The additional disclosures required by FRS 17 in relation to the defined benefit plans in the Group are set out below.

	2004	2003	2002
MAJOR ASSUMPTIONS	Weighted average	Weighted average	Weighted average

	%	%	%
Rate of general increase in salaries	3.08	3.29	3.26
Rate of increase in pensions in payment	2.66	2.91	2.91
Rate of increase to deferred pensions	2.25	2.50	2.50
Discount rate for scheme liabilities	5.50	5.50	6.00
Inflation rate	2.25	2.50	2.50

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

36  PENSION COSTS  (continued)

(b) FRS 17 Pension disclosures (continued)

      The expected long term rates of return and market value of the assets of the material defined benefit plans at March 31, 2004, March 31, 2003 and March 31, 2002 were as follows:-

	March 31, 2004		March 31, 2003		March 31, 2002

		Expected long term		Expected long term		Expected long term
	Market value	rate of return	Market value	rate of return	Market value	rate of return

	€m		€m		€m
Equities	2,048	7.5%	1,734	9.0%	2,484	7.5%
Bonds	668	4.8%	464	4.2%	579	5.5%
Property	363	6.5%	337	8.0%	329	6.5%
Other	38	4.0%	73	4.0%	89	4.5%

Total market value of schemes’ assets	3,117		2,608		3,481

Present value of schemes’ liabilities	3,508		3,407		2,908

	€m	€m	€m

Aggregate deficit in schemes	(391)	(800)	(30)
Aggregate surplus in schemes	—	1	603

Overall (deficit)/surplus in schemes	(391)	(799)	573
Related deferred tax asset/(liability)	59	118	(67)

Net pension (liability)/asset	(332)	(681)	506

      If the above amounts had been recognised in the accounts, the net assets and profit and loss account reserves, would be as follows:-

	March 31,	March 31,
	2004	2003

	€m	€m
Net assets of the Group	4,281	4,034
Pension provision (net of deferred tax)	138	110

	4,419	4,144
Net pension (liability)	(332)	(681)

Net assets of the Group including pension (liability)/asset	4,087	3,463

Profit and loss account reserve	2,281	2,099
Pension provision (net of deferred tax)	138	110

	2,419	2,209
Pension reserve	(332)	(681)

Profit and loss account reserve including pension reserve	2,087	1,528

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

36  PENSION COSTS  (continued)

(b) FRS 17 Pension disclosures (continued)

      The following table sets out the components of the defined benefit cost.

	March 31,	March 31,
	2004	2003

	€m	€m
Other finance income
Expected return on pension scheme assets	203	239
Interest on pension scheme liabilities	(186)	(170)

Net return	17	69
Included within administrative expenses
Current service cost	(117)	(95)
Past service cost	(5)	(1)

	(122)	(96)

Cost of providing defined retirement benefits	(105)	(27)

	March 31,	March 31,
	2004	2003

	€m	€m
Analysis of the amount recognised in Statement of Total Recognised Gains and Losses (STRGL)
Gain/(Loss) on assets	327	(989)
Experience (loss) on liabilities	(29)	(24)
Gain/(Loss) on change of assumptions (financial and demographic)	170	(357)
Currency (loss)/gain	(2)	8

Total gain/(loss) recognised in STRGL before adjustment for tax	466	(1,362)

	March 31,	March 31,
	2004	2003

	€m	€m
Movement in (deficit)/surplus during the year
(Deficit)/Surplus in scheme at beginning of period	(799)	573
Contributions paid	47	21
Current service cost	(117)	(95)
Past service cost	(5)	(1)
Acquisition (loss)	—	(4)
Other finance income	17	69
Actuarial gain/(loss)	468	(1,370)
Currency (loss)/gain	(2)	8

(Deficit) in the scheme at end of period	(391)	(799)
Related deferred tax asset	59	118

	(332)	(681)

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

36  PENSION COSTS  (continued)

(b) FRS 17 Pension disclosures (continued)

	March 31,	March 31,
	2004	2003

	€m	€m
History of experience gains and losses
Gain/(Loss) on scheme assets:
Amount	327	(989)
Percentage of scheme assets	10.6%	(37.9%	)
Experience (loss) on scheme liabilities:
Amount	(29)	(24)
Percentage of scheme liabilities	(0.8% )	(0.7%	)
Total actuarial (loss) recognised in STRGL:
Amount	466	(1,362)
Percentage of scheme liabilities at end of period	13.3%	(40.0%	)

37  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

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

      Details of the objectives, policies and strategies arising from the Group’s use of financial instruments, including derivative financial instruments and market risk exposures presented in Item 11 — “Market Risk” on pages 88 to 98 (up to and including the paragraphs on operational risk), excluding the following sections entitled Country/Bank Limits, Review, Provisions and allowances for loan losses on pages 92 and 93.

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

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

37  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS  (continued)

	March 31, 2004

	Within	One to	Over		March 31,
	one	five	five		2003
	Year	years	years	Total	Total

	(in € millions)
Underlying Principal Amount:
Exchange Rate Contracts	16,961	2,897	405	20,263	12,666
Interest Rate Contracts	62,985	32,932	16,017	111,934	86,326
Equity Contracts	227	2,713	853	3,793	3,092
Replacement Cost
Exchange Rate Contracts	219	118	22	359	489
Interest Rate Contracts	161	459	403	1,023	1,122
Equity Contracts	—	79	57	136	35

      The replacement cost of the Group’s over the counter and other non-exchange traded derivatives analysed into financial and non-financial counterparties for exchange rate contracts, interest rate contracts and equity contracts were as follows:

	March 31, 2004
				March 31,
		Non-		2003
	Financial	Financial	Total	Total

	(in € millions)
Exchange Rate Contracts	270	89	359	489
Interest Rate Contracts	953	70	1,023	1,122
Equity Contracts	136	—	136	35

	1,359	159	1,518	1,646

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

37  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS  (continued)

Trading Instruments

      Bank of Ireland Group maintains trading positions in a variety of financial instruments including derivatives. Most of these positions are a result of activity generated by corporate customers while others represent trading decisions of the Group’s derivative and foreign exchange traders with a view to generating incremental income. The following table represents the underlying principal amounts, fair values and average fair values by class of derivative trading instrument for the Group at March 31, 2004 and 2003:

	March 31, 2004

	Underlying		Average
	Principal	Fair	Fair
	Amount(1)	Value	Value

	€m	€m	€m
Interest rate contracts:
Interest rate swaps	85,170
in a favourable position		948	932
in an unfavourable position		(683)	(734)
Interest rate caps, floors & options held	13,543
in a favourable position		3	2
in an unfavourable position		—	—
Interest rate caps, floors & options written	10,590
in a favourable position		1	—
in an unfavourable position		(4)	(4)
Forward rate agreements	6,870
in a favourable position		5	4
in an unfavourable position		(4)	(3)
Financial futures	1,861
in a favourable position		—	—
in an unfavourable position		—	—

	118,034	266

Foreign exchange contracts:
Forward foreign exchange	14,605
in a favourable position		171	143
in an unfavourable position		(189)	(169)
Currency Swaps	—
in a favourable position		—	—
in an unfavourable position		—	—

	14,605	(18)

	132,639

(1)	The underlying principal amount represents the notional amount upon which the instruments are based and does not generally represent the amounts exchanged by the parties to the instruments.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

37  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS  (continued)

	2003

	Underlying		Average
	Principal	Fair	Fair
	Amount(1)	Value	Value

	(in € millions)
Interest rate contracts:
Interest rate swaps	62,691
in a favourable position		1,018	775
in an unfavourable position		(907)	(666)
Interest rate caps, floors & options held	8,903
in a favourable position		2	3
in an unfavourable position		—	—
Interest rate caps, floors & options written	8,733
in a favourable position		—	—
in an unfavourable position		(5)	(3)
Forward rate agreements	4,362
in a favourable position		4	2
in an unfavourable position		(4)	(2)
Financial futures	661
in a favourable position		—	—
in an unfavourable position		—	—

	85,350	108

Foreign exchange contracts:
Forward foreign exchange	8,101
in a favourable position		115	83
in an unfavourable position		(143)	(136)
Currency Swaps	106
in a favourable position		4	1
in an unfavourable position		(6)	(2)

	8,207	(30)

	93,557

(1)	The underlying principal amount represents the notional amount upon which the instruments are based and does not generally represent the amounts exchanged by the parties to the instruments.

	2004	2003	2002

	(in € millions)
Dealing profits
Securities and interest rate contracts	41	48	45
Foreign exchange contracts	33	34	24
Equity contracts	(1)	3	12

Total	73	85	81

      Dealing profits include the interest and funding costs and the profits and losses arising on the purchase, and sale or revaluation of trading instruments.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

37  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS  (continued)

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

      The following tables represent the underlying principal amounts, average maturities and fair values by class of instrument utilised for non trading activities for the Group at March 31, 2004 and 2003.

	March 31, 2004

			Weighted
	Underlying	Weighted	Average	Weighted
	Principal	Average	Receive	Average	Fair
	Amount	Maturity	Rate	Pay Rate	Value

	€m	in Years	%	%	€m
Interest rate contracts:
Interest Rate Swaps
— receive fixed
1 year or less	8,822	0.28	2.57	2.64	30
1-5 years	2,598	2.90	0.89	3.26	14
5-10 years	438	6.30	0.92	2.48	8
Over 10 years	81	23.10	5.68	0.00	7
Interest Rate Swaps
— pay fixed
1 year or less	3,291	0.50	2.47	2.65	(14)
1-5 years	1,135	3.25	2.34	5.94	(102)
5-10 years	710	7.70	2.21	4.97	(60)
Over 10 years	610	15.61	2.24	5.73	(82)
Interest Rate Swaps
— pay and receive floating
1 year or less	147	0.61	2.15	2.12	—
1-5 years	224	3.16	2.55	2.41	1
5-10 years	136	7.11	3.24	3.10	2
Over 10 years	304	27.77	1.95	2.11	2
Forward Rate Agreements
— loans
1 year or less	33	0.54	0.00	4.53	—
1-5 years	8	1.05	0.00	4.88	—
Forward Rate Agreements
— deposits
1 year or less	235	0.88	0.00	2.82	—
Interest Rate Caps
1 year or less
1-5 years	158	2.0	6.09	0.00	—

	18,930				(194)

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

37  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS  (continued)

	March 31, 2004

	Underlying	Weighted
	Principal	Average	Fair
	Amount	Maturity	Value

	€m	in Years	€m
Exchange rate contracts:
Forward Foreign Exchange
1 year or less	1,845	0.13	15
1-5 years	16	1.21	—
Currency Swaps
1 year or less	218	0.73	1
1-5 years	2,352	2.33	(68)
5-10 years	140	7.01	9
Currency Options
1 year or less	440	0.44	—

	5,011		(43)

Equity and commodity contracts:
Equity Index Linked Contracts held
1 year or less	227	0.57	(5)
1-5 years	2,713	3.17	(99)
5-10 years	853	6.17	14
	3,793		(90)

	27,734		(327)

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

37  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS  (continued)

	March 31, 2003

			Weighted
	Underlying	Weighted	Average	Weighted
	Principal	Average	Receive	Average	Fair
	Amount	Maturity	Rate	Pay Rate	Value

	€m	in Years	%	%	€m
Interest rate contracts:
Interest Rate Swaps
— receive fixed
1 year or less	9,804	0.21	3.23	3.19	49
1-5 years	2,169	3.69	0.98	3.29	20
5 -10 years	556	5.66	0.91	2.26	7
Over 10 years	174	19.0	5.26	—	(2)
Interest Rate Swaps
— pay fixed
1 year or less	1,849	0.37	2.58	2.81	(6)
1-5 years	846	3.28	2.67	6.61	(102)
5-10 years	550	7.57	2.54	5.55	(62)
Over 10 years	750	15.72	2.58	5.66	(92)
Interest Rate Swaps
— pay and receive floating
1 year or less	102	0.30	2.68	2.64	(1)
1-5 years	296	2.61	2.90	2.61	8
5-10 years	178	6.96	3.19	3.39	4
Over 10 years	374	27.46	3.79	2.84	3
Forward Rate Agreements
1 year or less	20	0.47	—	2.26	—
Interest Rate Caps
1 year or less	29	0.87	5.40	—	—
1-5 years	153	3.04	6.09	—	—

	17,850				(174)

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

37  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS  (continued)

	March 31, 2003

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

      Reconciliation of movements in notional amounts of interest rate, exchange rate and equity index linked instruments.

				Forward
	Interest		Currency	Foreign	Equity Index
	Rate Swaps	FRA’s	Swaps	Exchange	Linked

	(in € millions)
At April 1, 2003	17,657	20	2,570	1,018	3,107
Exchange adjustments	159	—	(55)	64	69
Additions	43,563	644	3,810	5,331	1,335
Maturities/ amortisation’s	(42,562)	(389)	(3,574)	(4,420)	(661)
Cancellations	(321)	—	(41)	(131)	(57)

At March 31, 2004	18,496	275	2,710	1,862	3,793

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

37  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS  (continued)

not recognised in the profit and loss account immediately but are accounted for in the same manner as the hedged item. See also Note 1.9 stating the accounting policy on Derivatives for further details.

      The unrecognised net losses on instruments used for hedging as at March 31, 2004 were €16m (2003: losses: €242m, 2002: losses: €297m). The net gains expected to be recognised in 2004/2005 is €25m (2003/04: loss: €17m, 2002/03: gain: €45m) and thereafter the net losses expected to be recognised is €41m (2003/04: losses: €225m, 2002/03: losses: €342m).

      The net losses recognised in 2003/04 in respect of previous years were €17m (2002/03: gain: €45m, 2001/02: gain: €41m) and the net gains arising in 2003/04 which were not recognised in 2003/04 were €243m (2002/03: €11m, 2001/02: losses: €281m).

Non Trading Derivative Deferred Balances

      The table below summarises the deferred gains and losses at March 31, 2004.

	Deferred		Total net
			deferred
	Gains	Losses	gains/(losses)

	€m	€m	€m
As at April 1, 2003	4.1	(3.3)	0.8
Gains and losses arising in previous years that were recognised in the year ended March 31, 2004	1.8	(0.6)	1.2

Gains and losses arising before April 1, 2003 that were not recognised in the year ended March 31, 2004	2.3	(2.7)	(0.4)
Gains and losses arising in the year ended March 31, 2004 that were not recognised in that year	0.2	(1.1)	(0.9)

As at March 31, 2004	2.5	(3.8)	(1.3)

Of which:
Gains and losses expected to be recognised in the year ended March 31, 2005	1.4	(1.4)	—

      The following table summarises activities undertaken by the Group, the related market risks associated with such risks. Such risks may also be managed using on-balance sheet instruments as part of an integrated approach to risk management.

Activity	Market Risk	Type of Derivative

Fixed rate lending	Sensitivity to increases in interest rates	Pay fixed interest rate swaps
Capped rate lending	Sensitivity to increases in interest rates	Buy interest rate caps
Fixed rate funding	Sensitivity to falls in interest rates	Receive fixed interest rate swaps
Management of the investment of reserves and other non-interest bearing liabilities	Sensitivity to changes in interest rates	Interest rate swaps

      The market and credit risks arising in derivatives are integrated within the Group’s overall risk management systems and controls.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

38  INTEREST RATE REPRICING GAP — NON TRADING BOOK

      The table below provides an indication of the repricing mismatch in the Non Trading Books at March 31, 2004. For the major categories of assets and liabilities, this ‘gap’ table show the volumes maturing in selected maturity bands, taking account of any amortisation of principal. Items are allocated to time bands by reference to the earlier of the next interest rate repricing date and the maturity date.

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

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

38  INTEREST RATE REPRICING GAP — NON TRADING BOOK  (continued)

Non Trading Interest Rate Repricing — Total

	March 31, 2004

		Over	Over	Over
		three months	six months	one year
	Not	but not	but not	but not		Non
	more than	more than	more than	more than	Over	interest
	three months	six months	one year	five years	five years	bearing	Total

	€m	€m	€m	€m	€m	€m	€m
Assets
Central Government bills and other eligible bills	211	—	—	—	—	—	211
Loans and advances to banks	4,625	1,824	961	—	1	180	7,591
Loans and advances to customers	42,845	2,748	5,211	14,273	2,063	233	67,373
Debt securities and equity shares	6,858	1,736	595	1,595	732	54	11,570
Other assets	1,620	—	—	—	—	3,790	5,410

Total assets	56,159	6,308	6,767	15,868	2,796	4,257	92,155

Liabilities
Deposits by banks	15,473	1,352	122	23	15	—	16,985
Customer accounts	38,758	1,329	1,849	2,870	970	9,271	55,047
Debt securities in issue	10,689	883	965	380	—	—	12,917
Other liabilities	540	33	19	64	87	2,748	3,491
Subordinated liabilities	2,268	—	—	—	1,414	—	3,682
Minority interests and shareholders’ funds	—	—	—	—	—	4,534	4,534

Total liabilities	67,728	3,597	2,955	3,337	2,486	16,553	96,656

Net amounts due from/to Group units	6,172	221	(669)	(1,874)	110	(283)	3,677
Off balance sheet items	4,872	(1,031)	(1,455)	(6,139)	3,793	—	40

Interest rate repricing gap	(525)	1,901	1,688	4,518	4,213	(12,579)	(784)

Cumulative interest rate repricing gap	(525)	1,376	3,064	7,582	11,795	(784)	—

Euro
Cumulative interest rate repricing gap March 31, 2004	1,172	2,689	3,794	6,231	9,008	1,203	—

Sterling
Cumulative interest rate repricing gap March 31, 2004	2,052	330	553	2,429	3,855	(738)	—

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

38  INTEREST RATE REPRICING GAP — NON TRADING BOOK  (continued)

Non Trading Interest Rate Repricing — Total

	March 31, 2003

		Over	Over	Over
		three months	six months	one year
	Not	but not	but not	but not		Non
	more than	more than	more than	more than	Over	interest
	three months	six months	one year	five years	five years	bearing	Total

Assets
Central Government bills and other eligible bills	175	—	—	—	—	—	175
Loans and advances to banks	6,300	859	62	—	—	104	7,325
Loans and advances to customers	37,967	2,203	2,708	11,157	2,793	186	57,014
Debt securities and equity shares	6,356	476	404	1,286	696	61	9,279
Other assets	908	—	—	—	—	3,343	4,251

Total assets	51,706	3,538	3,174	12,443	3,489	3,694	78,044

Liabilities
Deposits by banks	10,817	839	434	18	16	44	12,168
Customer accounts	34,802	1,491	1,213	2,917	456	7,606	48,485
Debt securities in issue	8,057	765	550	280	—	—	9,652
Other liabilities	355	34	3	56	111	2,778	3,337
Subordinated liabilities	1,318	—	—	—	1,385	—	2,703
Minority interests and shareholders’ funds	—	—	—	—	—	4,323	4,323

Total liabilities	55,349	3,129	2,200	3,271	1,968	14,751	80,668

Net amounts due from/to Group units	4,932	(231)	(536)	(1,795)	179	(55)	2,494
Off balance sheet items	(1,055)	259	755	(3,192)	3,172	—	(61)

Interest rate repricing gap	234	437	1,193	4,185	4,872	(11,112)	(191)

Cumulative interest rate repricing gap	234	671	1,864	6,049	10,921	(191)	—

Euro
Cumulative interest rate repricing gap March 31, 2003	(128)	962	1,319	4,454	7,453	902	—

Sterling
Cumulative interest rate repricing gap March 31, 2003	543	(427)	468	1,464	3,298	(780)	—

39  FAIR VALUES OF FINANCIAL INSTRUMENTS

      The Group has estimated fair value wherever possible using market prices or data available for instruments with characteristics either identical or similar to those of the instruments held by Group. In certain cases, however, including some advances to customers, there are no ready markets. Accordingly, various techniques have been developed to estimate what the approximate fair value of such instruments might be. These estimation techniques are necessarily extremely subjective in nature and involve assumptions which are based upon

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

39  FAIR VALUES OF FINANCIAL INSTRUMENTS     (continued)

management’s view of market conditions at March 31, 2004 which may not necessarily be indicative of any subsequent fair value. Furthermore, minor changes in the assumptions used could have a significant impact on the resulting estimated fair values, and, as a result, readers of these financial statements are advised to use caution when using this data to evaluate the Group’s financial position.

      The concept of fair value assumes realisation of financial instruments by way of a sale. However, in many cases, particularly in respect of lending to customers, the Group intends to realise assets through collection over time. As such the fair values calculated do not represent the value of the Group as a going concern at March 31, 2004.

      The following table represents the carrying amount and the fair value of both the trading and non trading financial assets and liabilities as at March 31, 2004 and 2003.

	2004		2003

	Carrying	Fair	Carrying	Fair
	Amount	Values	Amount	Values

	(in € millions)
Financial instruments held for trading
Debt securities	4,542	4,542	3,120	3,120
Equity shares	35	35	22	22
Derivative Financial Instruments
Interest rate contracts	266	266	108	108
Foreign exchange contracts	(18)	(18)	(30)	(30)
Non trading financial instruments
Assets
Cash and balances at central banks(1)	1,397	1,397	679	679
Items in course of collection(1)	584	584	508	508
Central government bills and other eligible bills(1)	211	211	175	175
Loans and advances to banks	7,753	7,751	7,480	7,482
Loans and advances to customers	67,629	67,483	56,887	57,100
Securitisation and loan transfers(1)	89	89	127	127
Debt securities	11,153	11,233	9,217	9,319
Equity shares	29	29	16	16
Liabilities
Deposits by banks	17,060	16,997	12,617	12,632
Customer accounts	54,395	54,268	48,496	48,331
Debt securities in issue	12,917	12,918	9,652	9,657
Items in course of transmission(1)	230	230	136	136
Subordinated liabilities	3,682	3,975	2,703	2,876
Minority interests: non equity	76	138	73	82
Derivative financial instruments
Interest rate contracts		(194)		(174)
Exchange rate contracts		(43)		8
Equity and commodity contracts		(90)		(244)

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

39  FAIR VALUES OF FINANCIAL INSTRUMENTS     (continued)

(1)	The fair value of these financial instruments is equal to the carrying value. These instruments are either carried at market value, or have minimal credit losses and are either short term in nature or reprice frequently.

      In December 1991, the U.S. Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 107, “Disclosure About Fair Value of Financial Instruments” requiring disclosure of the fair value of financial instruments (both on and off-balance sheet) for which it is practicable to estimate such value.

      Wherever possible, the Group has estimated fair value using market prices or data available for instruments with characteristics either identical or similar to those of the instruments held by Group. In certain cases, however, including some advances to customers, there are no ready markets. Accordingly, various techniques have been developed to estimate what the approximate fair value of such instruments might be. These estimation techniques are necessarily extremely subjective in nature and involve assumptions which are based upon management’s view of market conditions at March 31, 2004 which may not necessarily be indicative of any subsequent fair value. Furthermore, minor changes in the assumptions used could have a significant impact on the resulting estimated fair values, and, as a result, readers of these financial statements are advised to use caution when using this data to evaluate the Group’s financial position.

      Intangible assets, such as the value of the Group’s branch network and long-term relationships with its depositors (core deposits intangible) and other customers are not considered by the FASB to constitute financial instruments for purposes of SFAS No. 107. The Group, however, believes the value of such assets to be significant. Certain other assets and liabilities are likewise excluded from the scope of SFAS No. 107. Further, the concept of fair value assumes realization of financial instruments by way of a sale. However, in many cases, particularly in respect of lending to customers, the Group intends to realize assets through collection over time. As such the fair values calculated for the purposes of reporting under SFAS No. 107 do not represent the value of the Group as a going concern at March 31, 2004.

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

39  FAIR VALUES OF FINANCIAL INSTRUMENTS     (continued)

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

      The estimated value of unlisted debt securities and equity shares is based on the anticipated future cashflows arising from these items.

4.	Deposits by Banks

      The fair value of other borrowings is based on the discounted cash flows using market rates applicable for similar types of borrowing arrangements.

5.	Customer Accounts

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

6.	Debt Securities in issue

      The carrying value of short-term debt securities in issue approximate to their fair values. Fair values of other debt securities in issue are based on quoted market prices where available, otherwise by discounting anticipated cash flows.

7.	Subordinated Liabilities

      The estimated fair value of subordinated liabilities is based on quoted market rates for debt instruments with similar maturities.

8.	Financial Instruments with Off-Balance Sheet Risk

      Financial instruments with off-balance sheet risk are detailed in Note 38 of the Notes on the Financial Statements and include the fair value of these instruments.

9.	Life Assurance Assets and Liabilities

      Life assurance assets and liabilities attributable to policy holders have not been included in this note in accordance with accounting standards.

40  CONTINGENT LIABILITIES AND COMMITMENTS

      The tables below give, for the Group, the contract amounts and risk weighted amounts of contingent liabilities and commitments. The maximum exposure to credit loss under contingent liabilities and commitments is the contract amount of the instrument in the event of non-performance by the other party where all counter claims, collateral or security proved worthless. The risk weighted amounts have been calculated in accordance

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

40  CONTINGENT LIABILITIES AND COMMITMENTS  (continued)

with the Irish Financial Services Regulatory Authority guidelines implementing the Basel agreement on capital adequacy (i).

	2004		2003

		Risk		Risk
	Contract	Weighted	Contract	Weighted
	Amount	Amount	Amount	Amount

	(in € millions)		(in € millions)
Contingent Liabilities
Acceptances and endorsements	33	18	81	65
Guarantees and assets pledged as collateral security
— Assets pledged	—	—	—	—
— Guarantees and irrevocable letters of credit	1,291	1,236	1,172	1,107
Other contingent liabilities	494	223	508	239

	1,818	1,477	1,761	1,411

Commitments
Sale and option to resell transactions	—	—	—	—
Other commitments
— Documentary credits and short-term trade-related transactions	75	18	52	19
— Forward asset purchases, forward deposits placed and forward sale and repurchase agreements	—	—	—	—
— Undrawn note issuance and revolving underwriting facilities	622	10	776	27
— Undrawn formal standby facilities, credit lines and other commitments to lend
— irrevocable with original maturity of over 1 year	5,416	2,489	4,212	2,065
— revocable or irrevocable with original maturity of 1 year or less (ii)	19,122	—	14,010	—

	25,235	2,517	19,050	2,111

Notes:

(i)	Under the Basel agreement, a credit conversion factor is applied to the contract amount to obtain the credit equivalent amount, which is then risk weighted according to counterparty.

(ii)	Undrawn loan commitments which are unconditionally cancellable at any time or which have a maturity of less than one year have a risk weighting of zero.

41  GENERAL

(a)	The Bank has given guarantees in respect of liabilities and obligations of certain of its subsidiaries and has also given guarantees for the satisfaction of the relevant regulatory authorities for the protection of the depositors of certain of its banking subsidiaries in the various jurisdictions in which such subsidiaries operate.

(b)	The Bank has provided a guarantee under Section 17 of the Companies (Amendment) Act, 1986 for the following companies: Addano Limited, Bank of Ireland Asset Management (U.S.) Limited, Bank of Ireland Asset Management Limited, Bank of Ireland Car Loans Limited, Bank of Ireland

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

41  GENERAL  (continued)

Commercial Finance Limited, Bank of Ireland Unit Trust Managers Limited, Davy Corporate Finance Limited, Davy Holdings (International) Limited, Davy International, First Rate Enterprises Limited, Florenville Limited, IBI Corporate Finance Limited, J & E Davy, J & E Davy Holdings Limited, Bank of Ireland Insurance Services Limited, Bushfield Leasing Limited, Clonvern Limited, Davy Securities Limited, Edendork Leasing Limited, Focus Investments Limited, Glenswilly Leasing Limited, Nerling Limited, Nestland Limited, Premier — Direct Management Limited, Premier — Direct Insurance Services Limited and Tustin Limited.

(c)	There exists a contingent liability to repay in whole or in part grants received on finance leases if certain events set out in the relevant agreements occur.

42  DIRECTORS’ INFORMATION

      The Group Remuneration Committee makes recommendations to the Court on the formulation of policy on the remuneration of senior management (including executive Directors) and approves, on the Court’s behalf, specific remuneration packages for each of the executive Directors, the Group Secretary and those senior executives who report directly to the Group Chief Executive (“Group Executive Committee”). The remuneration of non-executive Directors is determined by the Court. Directors do not participate in any decisions relating to their own remuneration.

      New Bridge Street Consultants were appointed during the year as advisors to provide remuneration advice and analysis to the Group Remuneration Committee.

      The constitution and operation of the Committee throughout the year complied with the Code of Best Practice Provisions on directors’ remuneration in “The Combined Code: Principles of Good Governance and Code of Best Practice” adopted by the Irish Stock Exchange in 1998.

Directors’ remuneration policy

      Group remuneration policy is to ensure that the remuneration arrangements for Directors and senior management are competitive and designed to attract, retain and motivate people of the highest calibre, who are expected to perform to the highest standards.

      Reward policies are aligned with the objective of maximising stockholder value. In determining remuneration levels account is taken of such factors as each individual’s responsibilities and performance and levels of remuneration in comparable businesses both in Ireland and the United Kingdom and the general pay awards made to staff overall.

The reward package for executive Directors and senior management

      The total remuneration package is reviewed by the Group Remuneration Committee with external assistance from international remuneration consultants. Currently the key elements of the remuneration package are basic salary, a performance related cash bonus, the Long Term Performance Stock Plan, stock options, participation in the Employee Stock Issue and in the Sharesave schemes and membership of a defined benefit pension scheme. These various elements are summarised below:-

•	Base salary — is payable monthly and is set at a level to recognise an individual’s market worth. Salaries are reviewed annually by the Group Remuneration Committee.

•	Performance-related bonus scheme — The level earned by each executive Director is a function of the Remuneration Committee’s assessment of that Director’s performance against pre-determined goals and the overall performance of the Group in any year in absolute terms.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

42  DIRECTORS’ INFORMATION  (continued)

•	Long Term Performance Stock Plan — In 1999 the Group established a Long Term Performance Stock Plan (“LTPSP”) for key senior executives who are best placed to maximise stockholder value. Under this Plan, which is described in more detail in Note 34, conditional awards have been made to the executive Directors as set out in the table on page F-69. As can be seen in Note 34, participants who remain with the Group for a further two years and a further seven years from the date of vesting, will be awarded additional units of stock representing a fraction of the units which vested. In relation to the Group Chief Executive, the Group Remuneration Committee has determined that as part of his total remuneration package, in addition to receiving his vested awards under the LTPSP, he will receive at that time a cash sum equal in value to the then value of the stock which vests in him under the plan.

•	Stock options — It is policy to grant stock options under the terms of the Stock Option Scheme to executive Directors and senior executives across the Group to encourage identification with stockholders’ interests in general. The exercise of all options granted since 1996 is conditional upon earnings per share (or alternative earnings per share as appropriate) achieving a cumulative growth of at least 2% per annum compound above the increase in the Consumer Price Index over either the three year period, or if not achieved, the six year period, commencing with the period in which the options are granted. (See also Note 34 on page F-48).

•	Employee Stock Issue Scheme — The Bank operates an Employee Stock Issue Scheme under which the Court of Directors may set aside an element of Group profit before taxation for allocation to the trustees of the scheme to enable them to acquire units of ordinary stock on behalf of the scheme participants. The amount set aside is related to overall Group performance (see also Note 34). Executive Directors may participate on the same basis as staff generally.

•	Sharesave — In 1999 the Group established a Sharesave Scheme (“SAYE scheme”). Under this scheme the executive Directors who participated in the scheme were granted options over units of Ordinary Stock as set out in the table on page 33. (see Note 34). Under the scheme, first offered in 2000, participants could save for three, five or seven years. The three year scheme matured in May 2003. A further offer under the scheme was made in November 2003. It is the Group’s intention to invite further participation in due course.

•	Pensions — The executive Directors are members of the Bank Staff Pension Plan and have a normal retirement age of 60. This pension plan is contributory at the rate of 2.5% of basic salary and is a defined benefit plan based on an accrual rate of 1/60th of pensionable salary for each year of pensionable service with a maximum of 40/60ths payable at age 60. Of the executive Directors’ total remuneration package, only their basic salary is pensionable.

      Service contracts — No service contract exists between the Bank and any Director which provides for a notice period from the Group of greater than one year.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

42  DIRECTORS’ INFORMATION  (continued)

Directors’ remuneration 2003/2004 (all figures in €’000’s)

		Court	Other	Perf.	Other		Pension	Total	Total
	Salary	fees	fees	bonus	remun.	Benefits	contribs.	remun.	remun.
	(1)	(2)	(3)	(4)	(5)	(6)	(7)	2003/2004	2002/2003

Governor
L G Crowley	300						28	328	312
Deputy Governor
R Burrows	90							90	81
Executive Directors
B J Goggin*	500			525	12	27	51	1,115	743
J O’Donovan	375			248	26	27	38	714	**374
M D Soden	900			554	16	32	92	1,594	1,318
Non-Executive Directors
R E Bailie		60	9					69	57
A D Barry (to 31.01.2003)									47
D J Dilger (from 10.07.2003)		43						43
D J Geaney		60						60	57
M A Keane		60	40					100	99
R MacSharry		60						60	57
G M Magan (from 10.07.2003)		43						43
C A Marland		60						60	57
T Moran		60						60	57
D O’Brien		60						60	57
M Redmond		60						60	71

Totals	2,165	566	49	1,327	54	86	209	4,456	3,387

Ex gratia payments paid to former Directors/ Dependants								541	519

Notes

(1)	The Governor and Deputy Governor, as non-executive Officers of the Bank, are not paid Court fees but are remunerated by way of non-pensionable salary.

(2)	Court fees are paid only to non-executive Directors and are subject to review annually at June each year.

(3)	Includes fees paid by boards of subsidiary companies within the Group and an additional payment to the Chairman of the Group Audit Committee.

(4)	Payments under the performance bonus scheme.

(5)	Includes the cash value of Ordinary Stock receivable under the Employee Stock Issue Scheme.

(6)	Benefits include car allowance and interest on any loans at staff rates.

(7)	Contributions to defined benefit pension schemes. The fees paid or payable to non-executive Directors appointed post April 1991 are not pensionable. As the Governor was appointed a director pre April 1991, an element of his salary, equivalent to the standard directors fee, is treated as pensionable.

*	The role of Chief Executive Asset Management Services Division, currently held by Brian Goggin, is remunerated differently to other Executive Director roles within the Bank of Ireland Group and the incumbent will not in future be eligible to participate in the Bank of Ireland Group’s Executive Stock plans (Executive Stock Option Scheme and Long Term Performance Stock Plan).

To reflect the above, Brian Goggin participates in a Deferred Cash Incentive Scheme and a Long Term Incentive Programme, in lieu of the Bank of Ireland Group’s Executive Stock plans. Under the Deferred

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

42  DIRECTORS’ INFORMATION  (continued)

Cash Incentive Scheme, provided certain conditions are met, Brian Goggin will receive a minimum payment of €157,500. Further amounts may be paid based on the achievement of stretching profit before tax targets over the same period.

Under the Long Term Incentive Programme, provided certain conditions are met, Brian Goggin will receive a minimum payment of €350,000. Further amounts may be paid based on the achievement of investment performance, business growth and profit targets over the relevant 3 year performance period.

**	From date of appointment July 11, 2002

(a)  Executive stock options

      Options to subscribe for Ordinary Stock in the Bank granted and exercised during the year to 31 March 2004 are included in the table below:-

					Options at
					1 April
					2003 or			Market	Options
		Earliest			date of			price at	at
		exercise		Exercise	appointment	Granted	Exercised	exercise	31 March
	Date of grant	date	Expiry date	price	if later	in year	in year	date	2004

				€				€
Directors
B J Goggin	28-Nov-1996	28-Nov-1999	28-Nov-2006	3.24	80,000				80,000
	13-Jul-1999	13-Jul-2002	13-Jul-2009	8.93	20,000				20,000
	21-May-2001	21-May-2004	21-May-2011	11.05	25,000				25,000
	24-Jun-2002	24-Jun-2005	24-Jun-2012	12.50	25,000				25,000
	18 June 2003	18 June 2006	18 June 2013	10.77		50,000			50,000

					150,000	50,000		—	200,000

J O’Donovan	26-Nov-2001	26-Nov-2004	26-Nov-2011	10.54	38,000	—	—	—	38,000
	24-Jun-2002	24-Jun-2005	24-Jun-2012	12.50	25,000	—	—	—	25,000
	18 June 2003	18 June 2006	18 June 2013	10.77		50,000			50,000

					63,000	50,000	—	—	113,000

M D Soden	26-Nov-2001	26-Nov-2004	26-Nov-2011	10.54	181,000	—	—	—	181,000
	24-Jun-2002	24-Jun-2005	24-Jun-2012	12.50	80,000		—	—	80,000
	18 June 2003	18 June 2006	18 June 2013	10.77		200,000			200,000

					261,000	200,000	—	—	461,000

Secretary
J B Clifford	5-Jun-1996	5-Jun-1999	5-Jun-2006	2.82	60,000	—	—	—	60,000
	25-May-2000	25-May-2003	25-May-2010	6.96	15,000	—	—	—	15,000
	24-Jun-2002	24-Jun-2005	24-Jun-2012	12.50	10,000		—	—	10,000
	18 June 2003	18 June 2006	18 June 2013	10.77		20,000			20,000

					85,000	20,000	—	—	105,000

      No other Directors have been granted options to subscribe for units of ordinary stock of the Bank or of other group entities.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

42  DIRECTORS’ INFORMATION  (continued)

(b) Sharesave options 2000

      Under the terms of the Sharesave Scheme offered in 2000, options were granted to all participating Group employees on February 28, 2000 at an option price of €5.40 per unit of Ordinary Stock. (This price was set at a discount of 20% of the then market price as permitted by the Rules). The options held under this scheme by the Directors and Secretary are set out below. Under the terms of the 2000 Sharesave offer, participants could save for three, five or seven years. The three year scheme matured in May 2003.

	2000 Sharesave	Market value			Market value	2000 Sharesave
	options granted	at date of	Options	Date of	at date of	options held at
Name	at 28 February 2000	Grant	Exercised	Exercise	Exercise	31 March 2004

Directors:
B J Goggin	4,261	€6.07	0			4,261
Secretary:
J B Clifford	2,233	€6.07	2,233	1 May 2003	€10.91	0

(c)  Sharesave options 2003

      Under the terms of the Sharesave Scheme offered in 2003, options were granted to all participating Group employees on December 15, 2003 at an option price of €7.84 in the Republic of Ireland and €8.37 in the UK per unit of Ordinary Stock. (This price was set at a discount of 25% of the then market price as permitted by the Rules in the Republic of Ireland and at a discount of 20% of the then market price permitted by the Rules in the UK). The options held under this scheme by the Directors and Secretary are set out below. Under the terms of the 2003 Sharesave offer, participants could save for three or five years. The three year scheme matures in February 2007.

	2003 Sharesave	Market value	2003 Sharesave
	options granted at	at date of	options held at
Name	December 15, 2003	Grant	March 31, 2004

Directors:
J O’Donovan	2,653	€10.60	2,653
M D Soden	1,522	€10.60	1,522
Secretary:
J B Clifford	1,522	€10.60	1,522

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

42  DIRECTORS’ INFORMATION  (continued)

(d) Long Term Performance Stock Plan (“LTPSP”)

      Conditional awards of units of Ordinary Stock have been made on, May 21, November 26, 2001, June 24, 2002, June 18, 2003 and December 8, 2003 to senior executives under the terms of the LTPSP. These awards do not vest in the executives unless demanding performance criteria are achieved (see description of LTPSP in Note 34). The conditional awards of units of Ordinary Stock made to date to the executive Directors are as follows:-

		No. of shares					Potential
		conditionally	Conditionally	Vested	Retained		interest in	Original	Expected
	Date of	held at	awarded in	in the	in LTPSP	Lapsed in	shares at	Maturity	Maturity
	Award	1 April 2003	the year*	year**	Scheme***	the year	31 March 2004	Date	Date

Directors
B J Goggin	13 July 99				7,684		9,221	13 July 02	13 July 04
	25 May 00	15,046		13,541	13,541	1,505	16,249	25 May 03	25 May 05
	21 May 01	10,811					10,811	21 May 04
	24 June 02	13,763					13,763	24 June 05

		39,620		13,541	21,225	1,505	50,044

J O’Donovan	24 June 02	10,055					10,055	24 June 05
	18 June 03		14,058				14,058	18 June 06

		10,055	14,058				24,113

M D Soden	26 Nov 01	23,756					23,756	26 Nov 04
	24 June 02	25,137					25,137	24 June 05
	18 June 03		33,739				33,739	18 June 06

		48,893	33,739				82,632

Secretary
J B Clifford	13 July 99				6,373		7,648	13 July 02	13 July 04
	25 May 00	11,362		10,226	10,226	1,136	12,271	25 May 03	25 May 05
	21 May 01	6,004					6,004	21 May 04
	24 June 02	5,703					5,703	24 June 05
	18 June 03		8,330				8,330	18 June 06

		23,069	8,330	10,226	16,599	1,136	39,956

*	Market price at date of award €10.67

**	Market price at date of vesting €11.30

***	Minimum of 80% of the vested stock must be retained in the scheme for an additional 2 years — see Note 34 on LTPSP

Changes in the directorate during the period

	Executive Directors

		Non-executive Directors and
		Officers

Number at March 31, 2003	3	10
Changes during year		D.J. Dilger	(10/07/2003)
		G.M. Magan	(10/07/2003)
Number at March 31, 2004	3	12
Average number during 2003/2004
(2002/2003)	3 (2.75)	11.5 (10.8)

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

42  DIRECTORS’ INFORMATION  (continued)

Directors’ pension entitlements

      Set out below are details of the pension benefits earned by the Directors during the year ended March 31, 2004

			(c)
	(a)	(b)	Accrued pension
	Additional pension	Increase in	entitlement at
	earned in the year	transfer value	31 March 2004

	€000	€000	€000
Executive Directors
B J Goggin	39.5	551	285.4
J O’Donovan	27.9	390	126.1
M D Soden	42.9	735	91.3
Non-executive Officer
L G Crowley	4.5	70	25.5

Column (a) above is the increase in pension built up during the year.

Column (b) is the additional capital value of column (a) which could arise if the pension were to be transferred to another pension plan on the Director leaving the Group and is based on factors supplied by the actuary in accordance with actuarial guidance notes GN11 (ROI), less each Director’s contributions.

Column (c) is the aggregate pension entitlement based on each Director’s pensionable service with the Group at March 31, 2004, or at date of leaving if earlier, but payable at normal retirement age.

Executive Directors have the option to pay additional voluntary contributions to their pension plan; neither the contributions nor the resulting benefits are included in the above table.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

42  DIRECTORS’ INFORMATION  (continued)

Directors’ interests in stock

      In addition to their interests in the Ordinary Stock through their holding of stock options and the conditional awards of stock they have received under the LTPSP as set out above, the interests of the Directors and Secretary in office at March 31, 2004, and of their spouses and minor children, in the stocks issued by the Bank are set out below:

	UNITS OF €0.64 OF ORDINARY STOCK

	As at March 31, 2004	As at April 1, 2003(1)
	Beneficial	Beneficial

DIRECTORS
R E Bailie	3,352	1,131
R Burrows	45,981	34,536
L G Crowley	31,881	30,395
D. J. Dilger	2,190	2,100
D J Geaney	7,734	7,453
B J Goggin	322,784	308,036
M A Keane	1,191,332	1,191,052
R MacSharry	1,620	1,339
G.M.Magan	1,090	1,000
C A Marland	1,371	1,090
T J Moran	1,386	1,105
D O’Brien	301,371	201,090
J O’Donovan	27,207	3,000
M P Redmond	2,543	2,263
M D Soden	90,964	89,756
SECRETARY
J B Clifford	51,450	38,301

(1)	or at date of appointment if later.

      There have been no changes in the stockholdings of the above Directors and Secretary between March 31, 2004 and May 12, 2004. Apart from the interests set out above and in the previous section, the Directors and Secretary and their spouses and minor children have no other interests in the stocks of the Bank or its group undertakings at March 31, 2004.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

42  DIRECTORS’ INFORMATION  (continued)

Transactions with Directors

      The aggregate amounts outstanding and the number of persons concerned, as at March 31, 2004 in respect of all loans, quasi-loans and credit transactions made by the Bank to its Directors, together with loans, other than in the ordinary course of business, to connected persons are shown below:

	Aggregate Amount		Number of
	Outstanding		Persons

	2004	2003	2004	2003

	€	€
Directors
Loans to executive Directors on terms similar to staff loans	209,855	210,065	1	1
Other loans on normal commercial terms	24,417,939	27,397,372	9	11
Quasi-loans and credit transactions	—	—	None	None

	24,627,794	27,607,437

Connected Persons
Loans to connected persons	6,577	45,588	1	2
Quasi-loans and credit transactions	—	—	None	None

	6,577	45,588

43  NOTES TO THE CASH FLOW STATEMENT

(i)  Gross Cashflows

	2004	2003	2002

	(in € millions)
RECONCILIATION OF OPERATING PROFIT TO NET CASH FLOW FROM OPERATING ACTIVITIES
Operating Profit	1,238	1,155	1,121
(Increase)/decrease in accrued income and prepayments	(144)	31	27
Increase/(decrease) in accruals and deferred income	39	(87)	(99)
Provision for bad and doubtful debts	86	100	102
Loans and advances written off net of recoveries	(101)	(90)	(36)
Depreciation and amortisation	183	182	155
Interest charged on subordinated liabilities	177	156	154
Other non-cash movements	21	(2)	(1)
Profit on disposal of fixed assets	(20)	(37)	(22)
Profit on disposal of leases	—	(21)	—

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

43  NOTES TO THE CASH FLOW STATEMENT     (continued)

	2004	2003	2002

	(in € millions)
Net cash flow from trading activities	1,479	1,387	1,401
Net decrease in collections / transmissions	23	18	129
Net (increase) in loans and advances to banks	(492)	(257)	(216)
Net (increase) in loans and advances to customers	(9,425)	(3,774)	(5,217)
Net increase in deposits by banks	4,405	187	899
Net increase in customers accounts	5,102	60	5,224
Net increase in debt securities in issue	3,127	3,617	1,309
Net (increase)/decrease in non-investment debt and equity securities	(890)	(1,192)	290
Net (increase)/decrease in other assets	94	(1,572)	422
Net increase/(decrease) in other liabilities	177	1,934	(432)
Exchange movements	64	701	(26)

NET CASH FLOW FROM OPERATING ACTIVITIES	3,664	1,109	3,783

Returns on investment and servicing of finance
Interest paid on subordinated liabilities	(161)	(158)	(157)
Preference dividends paid	(8)	(9)	(17)
Dividends paid to minority shareholders in subsidiary undertakings	(20)	(9)	(9)
Issue expenses on outside interest — non equity	(1)	(5)	—

	(190)	(181)	(183)

	2004	2003	2002

	(in € millions)
Capital expenditure and financial investment
Net (purchases) of investment debt and equity securities	(2,734)	(1,214)	(2,231)
Purchase of tangible fixed assets	(215)	(299)	(331)
Sale of tangible fixed assets	74	146	135

	(2,875)	(1,367)	(2,427)

Acquisitions and disposals
Disposal of State Street	36	—	—
Acquisition of Foreign Currency Exchange Corp (FCEC)	(11)	—	—
Acquisition of Post Office Financial Services net of cash balances acquired	(156)	—	—
Payment for use of Post Office brand	(44)	—	—
Acquisition of Focus Investments	(5)	(3)	(5)
Increase in investments in associated undertakings	(3)	—	—
Acquisition of Group undertaking	—	(184)	(246)
Net cash balances of Group undertaking acquired	4	10	7
Disposal of subsidiary undertaking	—	13	—
Costs of terminating joint venture	—	(8)	—

	(179)	(172)	(244)

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

43  NOTES TO THE CASH FLOW STATEMENT     (continued)

	2004	2003	2002

	(in € millions)
Financing
Issue of capital stock (net of issue expenses)	25	5	8
Repayment of subordinated liabilities	(289)	(174)	—
Issue of subordinated liabilities	1,250	507	—
Preference Stock buyback	—	—	(261)
Ordinary Stock buyback	(377)	(133)	—

	609	205	(253)

(ii) Analysis of the balances of cash as shown in the Balance Sheet

		Loans and
	Cash and	Advances to
	Balances at	Banks
	Central	Repayable on
	Banks	Demand	Total Cash

	(in € millions)
2004
At April 1, 2003	679	745	1,424
Cash flow	716	(262)	454
Foreign exchange movement	2	(1)	1

At March 31, 2004	1,397	482	1,879

2003
At April 1, 2002	569	1,863	2,432
Cash flow	115	(1,050)	(935)
Foreign exchange movement	(5)	(68)	(73)

At March 31, 2003	679	745	1,424

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

43  NOTES TO THE CASH FLOW STATEMENT     (continued)

(iii) Analysis of changes in financing

	Capital Stock		Minority
	(including stock	Subordinated	Interest —
	premium)(1)	Liabilities	Non Equity

	(in € millions)
2004
At April 1, 2003	1,449	2,703	73
Effect of foreign exchange differences	2	16	3
Cash flow	—	961	—
Other non cash movements	(5)	1	—

At March 31, 2004	1,446	3,681	76

2003
At April 1, 2002	1,452	2,524	82
Effect of foreign exchange differences	(8)	(150)	(9)
Cash flow	5	328	—
Other non cash movements	—	1	—

At March 31, 2003	1,449	2,703	73

(1)	Excludes €377m for the buy back of ordinary stock and €25m of proceeds received on the reissue of Treasury stock.

(iv) Foreign Currency Exchange Corp (FCEC) Acquisition

€m

Net assets acquired	3
Goodwill	8

11

Satisfied by:
Cash	11

      An analysis of net assets is set out in Note 3.

(v)  Focus Investments Acquisition

€m

Net assets acquired	2
Goodwill	3
5
Satisfied by:
Cash	5

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

43  NOTES TO THE CASH FLOW STATEMENT     (continued)

(vi) Post Office Financial Services

€m

Share of net assets acquired	74
Goodwill	82

156

Satisfied by:
Cash	156

      An analysis of net assets is set out in Note 21.

44  RELATED PARTY TRANSACTIONS

(a)  Subsidiary, Associated Undertakings and Joint Ventures

      In accordance with FRS8, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

      One of the Group’s subsidiaries Cashback Limited is 49% owned by Fexco who had a balance outstanding at March 31, 2004 of €0.1m (2003: €0.1m) for processing transactions on behalf of Cashback Limited.

      The Group provides and receives from its associated undertakings and joint ventures certain banking and financial services. The amount due from associated undertakings and joint ventures as at March 31, 2004 was €24m (2003: €38m).

(b) Pension Funds

      The Group provides a number of normal banking and financial services for various pension funds operated by the Group for the benefits of its employees (principally for the Bank Staff Pension Fund), which are conducted on similar terms to third party transactions and are not material to the Group. Further details on pensions are set out in Note 36.

(c)  Directors

      Directors’ emoluments and details of transactions between Directors and the Group are set out in the Remuneration Report in Note 42. In the year to March 31, 2004, Donal Geaney, Director, was a partner in The Common Street Partnership, the owner of New Century House, Mayor Street, IFSC, Dublin 1, which is leased ultimately to Bank of Ireland, for 10 years at an annual rent of €1.49m. This lease was entered into prior to Mr Geaney’s appointment to the Court.

(d) Securitisation

      RPS3, RPS4, RPS5, SS1, Liberator and Partholon are considered to be related parties of the Group. The Group has entered into both an interest exchange agreement and a subordinated loan agreement with RPS3, RPS4, RPS5. As at March 31, 2004 the net amount due to RPS4 was € 0.6m (2003: due to RPS4 nil) and from SS1 was €13.5m (2003: €13.7m). The net amount due to RPS5 was €0.1m (2003: €0.1m). There are no balances due to or from RPS3 at March 31, 2004 (2003: €0.1m). The net amount due from Liberator was €1.4m (2003: €1.4m). The net amount due from Partholon was €18.8m (2003: nil).

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

	At March 31,

	2004	2003

	(in € millions)
Denominated in euro	52,391	42,485
Denominated in currencies other than euro	54,040	46,818

Total Assets	106,431	89,303

Denominated in euro	45,399	43,025
Denominated in currencies other than euro	61,032	46,278

Total Liabilities	106,431	89,303

      The difference between aggregate foreign currency assets and aggregate foreign currency liabilities does not provide any indication of the exposure to exchange risks.

46  GROUP FINANCIAL INFORMATION FOR US INVESTORS

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

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

46  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

Irish GAAP	US GAAP

Goodwill

Goodwill arising on acquisition of shares in group and associated undertakings, being the excess of cost over fair value of the Group’s share of the identifiable assets and liabilities acquired is capitalised and amortised over its estimated useful economic life.	Prior to 31 March 2002 goodwill arising on acquisitions of subsidiary undertakings was capitalised and amortised to income over the period estimated to benefit. In the Group’s case a period of 20 years was used. Goodwill is written off when judged to be irrecoverable.

Goodwill arising on the acquisition of subsidiary undertakings prior to 31 March 1998 was written off directly to reserves in the year of acquisition.	Post 1 April 2002 goodwill is capitalised on the Balance Sheet and is subject to an annual review for impairment. It is not subject to annual amortisation.

Goodwill arising on acquisitions of subsidiary undertakings occurring after 31 March 1998 is capitalised as an asset on the balance sheet and amortised over its estimated useful economic life.

Goodwill carried in the Group Balance Sheet is subject to impairment review when the carrying amount may not be recoverable and is written down by the amount of any impairment loss identified in the year.

Stock Based Compensation

Where shares are awarded, or options granted, the charge made to the profit and loss account is the difference between the intrinsic value at the time the award is made and any contribution made by the employee. Where conditional awards are dependent on performance criteria, the cost is spread over the performance period.	As permitted by FAS 123, stock based compensation is accounted for in accordance with APB 25. Any differences between intrinsic value of the shares issued or options granted at the time the award is made and any contribution made by the employee is charged to the profit and loss account over the period to vesting.

Under the terms of the Group’s Revenue approved Save As You Earn (SAYE) schemes, employees have the option to purchase shares at a discount to the market price. Under UITF 17, such schemes are exempted from the requirements to charge this difference to the profit and loss account over the period of their savings contract.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

46  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

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

Trading securities are those securities held in the short term to earn a profit by trading or selling such securities.

Changes in the fair value of securities marked to market are recognised in the profit and loss account as they arise.	Securities held for sale are those securities which are neither classified as held to maturity or trading. They are intended for use as part of an asset / liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risks, the need to increase regulatory capital or other similar factors.
Securities held to maturity are only those securities for which management has both the intent and ability to hold until maturity.

Pensions

Contributions to the Group’s defined benefit schemes are charged to the profit and loss account so as to spread the expected cost of pensions calculated in accordance with the advice of qualified actuaries, on a systematic basis over the employees working lives. Variations from the regular cost are spread over the average remaining service life of relevant employees.	The same basic actuarial method is used as under Irish GAAP, but under FAS87 certain assumptions differ, assets are assessed at fair value and liabilities are assessed at current settlement rates. Certain variations from regular cost are allocated in equal amounts over the average remaining service lives of current employees.

Recognition of a liability when the accumulated benefit obligation exceeds the fair value of assets is also required.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

46  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

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

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

46  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

Irish GAAP	US GAAP

Securitisation Transactions

Depending on specified qualifying criteria there are three methods of accounting for securitised and loan transfer transactions: continued recognition, linked presentation and derecognition.

The linked presentation method is adopted where there is no significant change in the Group’s rights to benefits and the Group’s exposure is limited to a fixed monetary ceiling. Under this method, only the net amount is consolidated, however on the face of the Group balance sheet, the related gross amounts are disclosed.	Under SFAS No.140, transfers and servicing of financial assets are required to be recognised using a financial components approach that focuses on control. Under that approach after a transfer of financial assets, an entity recognises the financial and servicing assets it controls and the liabilities it has incurred and derecognises financial assets when control has been surrendered.

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

Derivatives

Where a derivative is documented and evidenced as reasonably expected to match or eliminate risk from a transaction, accrual accounting is applied. Profits or losses on the derivative are included in the relevant income or expense category in the profit and loss account.

The derivative is not carried at fair value in the Balance Sheet.

Derivatives which are not accrual accounted are recorded at fair value, with the change recorded in the profit and loss account.	FAS 133 requires all derivatives to be recorded at fair value. If certain conditions are met, then the derivative may be designated as a hedge. In many cases, Bank of Ireland match internal hedges with third party derivatives on an aggregate rather than an individual basis which largely offset the overall risk to the group. These hedges do not meet the criteria under FAS 133 to qualify as fair value, cash flow or foreign exchange hedges. For this reason, such contracts are restated at market value with changes in the fair value recorded in the income statement for the purposes of the US GAAP reconciliation.

Loan origination fees

Certain loan fees are recognised when received.	Loan origination fees net of direct loan origination costs are deferred and recognised as an adjustment to the yield on the related loan or facility.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

46  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

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

Prospective Accounting Developments

The impact of recently issued pronouncements are detailed on pages 76 to 80.

Consolidated Net Income

	2004	2003	2002

		(restated)(1)	(restated)(1)

	(in € millions)
Net income under Irish GAAP	935	826	895
Depreciation	(1)	(2)	(3)
Software development costs	4	5	6
Goodwill	12	6	(33)
Pension costs	(48)	(44)	(58)
Long-term assurance policies	(86)	(39)	(78)
Group Transformation Programme	(11)	(23)	(21)
Leasing	(27)	(38)	(7)
Stock based compensation	(3)	(3)	(4)
Derivatives	97	75	(73)
Other	12	1	(15)
Deferred tax effect on these adjustments	8	3	58

	892	767	667

Net income under US GAAP
Earnings per unit of €0.64 Ordinary Stock under US GAAP
— basic	92.8c	77.4c	67.3c

— diluted	92.2c	76.7c	66.7c

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

46  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

Consolidated Total Stockholders’ Funds

	2004	2003

		(restated)(1)

	(in € millions)
Total stockholders funds including non equity interest	4,281	4,034
Property less related depreciation	(382)	(347)
Software development costs	—	(4)
Goodwill	445	422
Debt securities — available for sale	104	113
Pension costs	(20)	(12)
Long-term assurance policies	(415)	(359)
Dividends	257	238
Leasing	(72)	(45)
Group Transformation Programme	—	11
Derivatives	99	2
Other	(7)	(20)
Deferred taxation on these adjustments	28	30

Consolidated stockholders’ funds including non equity interests under US GAAP	4,318	4,063

Consolidated Total Assets

	2004	2003

		(restated)(1)

	(in € millions)
Total assets under Irish GAAP	106,431	89,303
Property less related depreciation	(382)	(347)
Goodwill	473	449
Software development costs	—	(4)
Debt securities — available for sale	104	113
Pension costs	(15)	(7)
Acceptances	33	81
Long-term assurance policies	(415)	(359)
Special purpose entities	1,389	1,019
Derivatives	883	1,214
Other	(80)	(76)

Total assets under US GAAP	108,421	91,386

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

46  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

Consolidated Total Liabilities and Stockholders’ Funds

	2004	2003

		(restated)(1)

	(in € millions)
Total liabilities and stockholders’ funds including non equity interests under Irish GAAP	106,431	89,303
Stockholders’ funds (US GAAP adjustment)	37	29
Dividends	(257)	(238)
Special purpose entities	1,389	1,019
Acceptances	33	81
Leasing	72	45
Group Transformation Programme	—	(11)
Derivatives	784	1,212
Deferred taxation on these adjustments	(19)	(51)
Other	(49)	(3)

Total liabilities and stockholders’ funds including non equity interests under US GAAP	108,421	91,386

Restatement

(1)	Restated in accordance with UITF Abstract 37 “Purchases and Sales of Own Shares” as discussed in Note 1 to the Financial Statements. No further adjustment was required for US GAAP reconciliations.

(1)  Goodwill

      On April 1 2002, the Group implemented SFAS 141 “Business Combinations” and SFAS 142 “Goodwill and other tangible assets”. The Group reviewed the carrying value of its goodwill as at April 1 2002 and considered that there was no impairment to be recognised. From the date of implementation, goodwill is no longer amortised.

      The effect on Net Income of applying this standard to previous periods would have been

	2004	2003	2002

Reported net income under US GAAP	892	767	667
Goodwill amortisation	—	—	33

Net income	892	767	700

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

46  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

      The current carrying value of goodwill for US GAAP purposes has been allocated as follows to the reportable business segments of the Group:

	April 1,				March 31,
	2003	Additions	Impairment	Exchange	2004

Retail Republic of Ireland	7	—	—	—	7
BOI Life	94	—	—	—	94
Wholesale Financial Services	8	11	—	—	19
UK Financial Services	443	—	(99)	(4)	340
Asset Management Services	163	—	—	(3)	160
UK Post Office Joint Venture	—	126	—	—	126

	715	137	(99)	(7)	746

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

      The impact of this pronouncement has been included in the GAAP reconciliation in respect of the main Bank of Ireland Pension Plan and the Bristol & West Group Pension Plan. In 2004, these plans make up approximately 86%, (2003: 87%, 2002: 87%) of Bank of Ireland Group’s plans in terms of assets. The components of the pensions expense for these plans which arise under SFAS No. 87 are estimated to be as follows:

	Year Ended March 31,

	2004	2003	2002

	(in € millions)
Service cost	86	74	72
Cost of special termination benefits	4	93	96
Interest cost	162	141	132
Expected return on plan assets	(178)	(208)	(203)
Net amortization and deferral	19	(15)	(16)

	93	85	81

      A long term asset allocation policy has been agreed for the assets of the Bank of Ireland Staff Pensions Fund, which represents the bulk of defined benefit pension assets and liabilities of the Group. This policy is as follows:

•	Equities — 60%

•	Bonds — 27.5%

•	Property — 12.5%

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

46  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

      There is some flexibility around the central target asset allocation percentage. In general, the asset allocation of the smaller defined benefit pension arrangements operated by the Group (in particular in the context of their relative size) will not differ significantly from that set out above.

      The table below shows the percentage of the fair value of assets of each major category as at the measurement date.

	Target allocation	Actual allocation	Actual allocation
	as at March 31,	as at March 31,	as at March 31,
	2004	2004	2003

	%	%	%
Equity securities	60.0	63.9	65.9
Debt securities	27.5	22.6	17.3
Property	12.5	13.0	14.0
Other assets	—	0.5	2.8

Total	100	100	100

      The overall expected return on assets has been calculated by taking an average of the expected return on each asset class weighted by the allocation to each asset class as at March 31, 2004. The expected return on equities has been assessed based on historical analysis of investment returns incorporating subjective judgement to compliment the information provided by historic returns. The process of setting these expected returns has also incorporated market commentators’ views and investment managers’ forecasts. The expected rate of return on equities as at March 31, 2004 was 7.5% per annum. The expected return on property was 6.5% per annum.

      For quoted corporate or government bonds, the expected return was taken as the weighted average of the redemption yields of the securities held in the portfolio (this is equated to 4.8% per annum).

      A weighted average expected rate of return of 6.7% on the plan assets of both schemes was used in determining the net periodic pension cost for the year ended March 31, 2004 (2003: 7.9% and 2002: 7%).

      Actuarial assumptions used in determining the projected benefit obligation at March 31, 2004 included a weighted average discount rate of 5.5% (2003: 5.5% and 2002: 6%) and a weighted average increase in future compensation expense of 2.9% (2003: 3% and 2002: 3.1%). Pensions are further discussed in Note 35.

      During 2001, 2002 and 2003 the Group offered a voluntary leaving and a voluntary retirement program in which eligible participants in the Bank of Ireland’s main pension plans received accelerated and enhanced benefits if they elected to leave or retire under the programs. The voluntary retirement program was accounted for under SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” and a cost of €4 million in 2004 and a cost of €93 million in 2003 and €96 million in 2002 was recorded.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

46  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

      The main Bank of Ireland Pension Plans had investments which included the following at March 31, 2004 and 2003:

	At March 31,

	2004	2003

	(in € millions)
Interest in property occupied by Bank of Ireland	130	122
Bank of Ireland €0.64 Ordinary Stock	51	84
Bank of Ireland 7.4% Guaranteed Step-up Callable Perpetual Preferred Securities	Nil	2
Securities Lending with Davy Stockbrokers	Nil	6

      There were 5,014,773 units (2003: 8,607,160 units) of the Bank’s Ordinary Stock, shares nil (2003: nil) of the Bank’s Preference Shares, €nil (2003: €nil) Bank of Ireland 6.45% Subordinated Bonds 10.02.2010 and €nil (2003: €1,502,000) Bank of Ireland 7.4% Guaranteed Step up Callable Perpetual Preferred Securities included in the Bank’s pension assets for the year ended March 31, 2004. The total gross dividend paid in cash on these investments was €2.2 million (2003: €2.7 million). In addition, the Group rents property from the pension fund. The annual rent payable thereon, which is at arms length rates, amounted to €7.1 million.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

46  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

      The following is a reconciliation of benefit obligation, the change in the plan assets during the year and an analysis of the funded status of the plans during the three years ended March 31, 2004.

	2004	2003	2002

	(in € millions)
Change in projected benefit obligation
Projected benefit obligation at April 1	2,950	2,404	2,243
Exchange adjustments	9	(23)	—
Service cost (net of members contributions)	86	74	72
Interest cost	162	141	132
Members contributions	10	10	9
Liability change	—	—	(11)
Actuarial gain/(loss)	(74)	310	(67)
Special termination benefits	4	93	96
Benefits paid	(92)	(59)	(70)

Projected benefit obligation at March 31	3,055	2,950	2,404

Change in plan assets
Fair value of plan assets at April 1	2,275	3,008	2,921
Exchange adjustments	6	(23)	—
Actual return	462	(674)	139
Employer contribution	28	13	10
Members contribution	10	10	9
Benefits paid	(92)	(59)	(71)

Fair value of plan assets at March 31	2,689	2,275	3,008

Change in funded status
Funded status at March 31	(366)	(675)	604
Unamortised net loss/(gain)	259	633	(573)
Minimum Liability Obligation	(29)	(70)	—
Unamortised net asset at transition	(8)	(9)	(10)

(Accrued) prepaid pension cost recognised in balance sheet at year end	(144)	(121)	21

(3)  Cashflow Statements

      The consolidated cash flow statement on page F-11 has been completed in accordance with Financial Reporting Standard 1 (revised) (FRS 1) which was issued by the U.K. Accounting Standards Board in 1996.

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

46  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

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

(4)  Deferred Taxation

      In accordance with SFAS No. 109, “Accounting for Income Taxes”, the components of deferred taxation in the balance sheet at March 31, 2004 and 2003 are as follows:

	At March 31,

	2004	2003

		(restated)

	(in € millions)
Deferred tax liabilities
Accelerated capital allowances:
— on finance leases	106	108
— on equipment used by the Group	14	8

Total	120	116
Deferred tax assets
Reserve for loan and lease loss	55	59
Accruals and Reserves	1	4
Minimum tax credits	1	1
Other	1	3

Total	58	67
Deferred tax asset valuation allowance	(4)	(5)

Net deferred tax assets	54	62

Net deferred tax liabilities	66	54

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

      Within the Bank, a loan is automatically deemed to be impaired when based on current information and events, it is probable that the Bank will be unable to collect all amounts due (principal and contractual interest), according to the terms of the contractual agreement. Such loans are classified as Credit Grade 6 (Provision

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

46  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

Required) or Grade 7 (Write-Off). In addition, certain Credit Grade 5 loans (Unacceptable Risk) where there is no loan loss immediately identifiable but where there is doubt regarding the collectability of principal and interest out into the future are also classified as impaired.

      All loans classified as Credit Grade 6 (Provision Required) or Grade 7 (Write-Off), and where the loan balance was less than €300k/Stg£250k as at March 31, 2004, were aggregated for evaluation purposes. It is practice in Ireland and the United Kingdom to delay write-off of debt until the realization of collateral or alternative recovery action has been completed, or the required full or partial write-off can be predicted with a high degree of certainty. When management determines that a full or partial write-off on a loan is appropriate, the amount of the write-off is applied against the specific provision and the debt reduced to its estimated realizable value. Amounts which are written off on the Group’s books must continue to be subject to the same diligence in collection effort as is applied to other loan balances. Interest on Credit Grade 6 (Provision Required) and Grade 7 (Write-Off) loans is accounted for on a cash receipts basis.

      Under the Bank’s policies for interest income recognition, the Bank records cash receipts on loans that are impaired as a reduction to the principal balance.

      At March 31, 2004, the Group’s net investment in impaired loans amounted to €190.5 million (2003: €89.1 million) of which €114.3 million (2003: €70.5 million) was after specific provisions of €145.7 million (2003: €104.3 million).

      The average level of such impaired lending during the year was approximately €264.8 million (2003: €170.3 million).

(6)  Stock Compensation Plan

      The Bank operates a number of stock option schemes. Further details are set out in Note 34.

      The Group has elected to follow APB 25 in accounting for these schemes. Had a fair value basis of accounting for these schemes been applied, as outlined in SFAS No 123, based on fair values at the grant dates, proforma net income and proforma basic earnings per share under US GAAP would have been, €879 million for March 31, 2004 (2003: €760 million and 2002: €661 million) and 91.5c (2003: 76.7c and 2002: 66.7c) respectively.

      The following table summarises the number of options outstanding under the Senior Executive Scheme and weighted average exercise price:

	Year Ended March 31,

	2004		2003

		Weighted		Weighted
		Average		Average
		exercise		exercise
	Number	price	Number	price

Outstanding at beginning of year	5,734,500	8.0657	6,645,742	5.8828
Granted in year	1,836,000	10.754	1,023,000	12.4638
Exercised in year	776,000	6.128	1,889,242	2.7302
Lapsed in year	209,500	9.773	45,000	9.6707

Outstanding at end of year	6,585,000	8.989	5,734,500	8.0657

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

46  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

      The following table summarises information about the Executive Stock Options Scheme outstanding at March 31, 2004

	Number	Weighted	Number
	Outstanding	Average	Exercisable
	at March 31,	Remaining	at March 31,
	2004	Contractual Life	2004

Exercise price (€ cent)
1.67	20,000	2mths	20,000
2.111	80,000	1yr 2mths	80,000
2.819	526,000	2yr 3mths	526,000
3.241	80,000	2yr 8mths	80,000
4.529	360,000	3yr 3mths	360,000
5.753	250,100	3yr 8mths	250,100
8.264	216,000	4yr 2mths	216,000
8.933	534,000	5yr 4mths	534,000
8.430	80,250	5yr 8mths	80,250
6.960	632,000	6yr 2mths	632,000
9.150	123,650	6yr 8mths	123,650
11.050	687,000	7yr 2 mths	—
10.540	234,000	7yr 8 mths	—
12.500	951,000	8yr 3 mths	—
10.650	20,000	8yr 9 mths	—
10.77	1,670,000	9 yr 3 mths	—
10.54	121,000	9 yr 9 mths	—

      The Sharesave Scheme (“SAYE Scheme”) was launched in February 2000 and as a result options over 15,527,008 units of Ordinary Stock (1.6% of the Issued Ordinary Stock) were granted to participating employees at an option price of €5.40, which represented a 20% discount to the then market price. A further offer under the scheme was made in December 2003 and options to purchase Ordinary Stock were granted to participating employees in the Republic of Ireland at an option price at €7.84 which represented a 25% discount to the then market price and to participating employees in the UK at an option price of €8.37 which represented a 20% discount to the then market price. The outstanding options under the Scheme, which stood at 16,770,743 at March 31, 2004 and 12,470,190 at March 31, 2003 and 13,326,456 at March 31, 2002 are exercisable, provided the participant’s savings contracts are complete, between May 2005 and February 2009.

      As at March 31, 2004 conditional awards totalling 808,895 units of stock (2003: 779,766 and 2002: 644,825 units of stock) were outstanding to the current participants of the Long Term Performance Stock Plan.

      The significant weighted average assumptions used to estimate the fair values of the options granted were a risk free rate of return of 3.7% (2003: 4.51%, 2002: 4.54%), expected volatility of 30% (2003: 35.7%, 2002: 35.65%) and a dividend yield for the sector of 3.3% (2003: 1.71%, 2002: 1.78%). An expected life of 5 years was used in the case of the senior executive Stock Option Scheme. The expected life of the Sharesave scheme options was expected to approximate the period of the savings contracts.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

46  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

(7)  Earnings per share

      Basic earnings per share (EPS) under U.S. GAAP differs from Irish GAAP only to the extent that income calculated under U.S. GAAP differs from that calculated under Irish GAAP.

      Diluted EPS measures the effect that existing options would have on the Basic EPS if they were to be exercised, by increasing the number of ordinary shares. Under U.S. GAAP, the number of increased shares is reduced by the number of shares that could be bought (using the average market price in the year) with the assumed exercise proceeds (actual proceeds arising on exercise plus unamortised compensation costs, where appropriate). Any options that are antidilutive are excluded from this calculation. (An option is antidilutive when the deemed proceeds is greater than the market price used in the above calculation, there were no antidilutive options in the current or prior year).

				2003
	2004			(restated)

			Per-share			Per-share
	Income	Share No	Amount	Income	Share No	Amount

	€m	(in millions)	Cent	€m	(in millions)	Cent
Basic EPS
Approximate net income (US GAAP) available to ordinary stockholders	892	961	92.8c	767	991	77.4c
Effect of dilutive securities employee share options		7			10

Diluted EPS	892	968	92.2c	767	1001	76.7c

	2002
	(restated)

			Per-share
	Income	Share No	Amount

	€m	(in millions)	Cent
Basic EPS
Approximate net income (US GAAP) available to ordinary stockholders	667	990	67.3c
Effect of dilutive securities employee share options		10

Diluted EPS	667	1000	66.7c

      Shares (2004: 3.8 million, 2003: 1.3 million, 2002: 1.0 million) were excluded from the computation of diluted EPS above as their effect would have been anti-dilutive.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

46  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

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

      The following summary consolidated statements of income illustrates this presentation.

	At March 31,

	2004	2003

	(in € millions)
Net interest income	1,744	1,729
Other income	1,320	1,272

Total income	3,064	3,001
Total operating expenses	1,826	1,846

Operating profit	1,238	1,155
Income from associated undertakings	29	22

Profit on ordinary activities before exceptional items	1,267	1,177
Exceptional item	(97)	(164)

Profit before tax	1,170	1,013
Taxation on profit on ordinary activities	208	163

Profit on ordinary activities after tax	962	850
Minority interest
— equity	13	9
— non-equity	6	6
Non cumulative preference stock dividends	8	9

Profit for financial year attributable to holders of ordinary stock	935	826

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

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

46  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

      The following consolidated Balance Sheet illustrates this presentation.

	At March 31,

	2004	2003

		(restated)

	(in € millions)
Assets:
Cash and balances at Central Banks	1,397	679
Items in the course of collection from banks	584	508
Central government and other eligible bills	211	175
Loans and advances to banks	8,327	7,910
Loans and advances to customers	67,540	56,887
Securitization and loan transfers	593	794
Less: non-returnable amounts	(504)	(667)

	89	127
Debt securities	17,073	13,763
Equity shares	4,642	3,109
Interest in associated undertakings	14	13
Interest in joint ventures	243	25
Intangible Fixed Assets	147	266
Tangible fixed assets	1,698	1,582
Other assets	3,954	3,837
Prepayments and accrued income	739	589
Market value of shares held for the benefit of policyholders	(227)	(167)

Total Assets	106,431	89,303

Liabilities:
Deposits by banks	17,060	12,617
Customer accounts	54,395	48,496
Debt securities in issue	12,917	9,652
Items in the course of transmission to banks	230	136
Other liabilities	12,571	10,516
Proposed dividends — equity	257	238
Accruals and deferred income	621	541
Provision for liabilities and charges
— deferred taxation	66	54
— other provisions for liabilities and charges	221	189
Subordinated liabilities	3,682	2,703
Minority interest
— equity	54	54
— non-equity	76	73
Called up capital stock	679	679
Stock premium account	767	765
Capital reserve	498	436
Profit and loss account	2,281	2,099
Revaluation reserve	239	181

Total stockholders’ funds including non-equity interests	4,464	4,160
Cost of own shares held for the benefit of life assurance policyholder	(183)	(126)

	4,281	4,034

Total liabilities	106,431	89,303

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

46  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

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

      Under the provision of FIN 45, a liability is required to be recognised by the fair value of Guarantees issued after January 1, 2003. The fair value of the obligation is in the substantial majority of cases the premium received under the contract. The adoption of FIN 45 did therefore not have a material impact on the Group.

(11) Consolidation

      The Group has certain sponsored entities that do not meet the consolidation criteria of quasi-subsidiaries under FRS 5 but nevertheless fall to be consolidated under US GAAP. Total assets increased by €1,389 million (2003: €1,019 million).

      During 2003, the FASB issued FIN 46 and FIN 46R. This pronouncement modifies the framework for determining consolidation of certain entities that meet the definition of a “variable interest entity”. This is met where the entity either does not have sufficient equity of the appropriate nature to support its expected losses, or the third party equity capital lacks certain characteristics which would be expected to be present within a controlling financial interest.

      The provisions of FIN 46R are immediately effective for variable interest entities created after January 31, 2003 and from April 1, 2004 for entities created before that date.

      Where a maximum exposure to loss is quoted this represents the Group’s total exposure and includes both drawn and undrawn lending facilities. The Group’s exposure is determined by changes in value of the variable interests it holds within these entities, which primarily comprise liquidity, credit enhancements, derivative transactions and financing arrangements.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

46  GROUP FINANCIAL INFORMATION FOR US INVESTORS  (continued)

Summary of Significant Differences between Irish and US Accounting Principles

      The following is a summary of the nature, purpose, size and activities of those entities with which the Group is currently involved, and which are expected to be impacted by FIN 46:

A)  Securitisations

The Group has securitised some of its lending portfolios using entities established solely for that purpose. The funding of these entities has been provided by the Group. Total maximum exposure to loss for these entities is €32m, total assets of these entities is €908m, of which €591m are already consolidated by the Group under US GAAP. Further details are outlined in Note 16.

B)  Conduit

Bank of Ireland provides investment advisory services and a liquidity facility to a company involved in a commercial paper conduit program. The company purchases publicly rated marketable investment securities with initial minimum ratings of Aa3/AA- by Moody’s/S&P. The company funds the purchase of the securities by way of an uncommitted loan from a Delaware incorporated company (known as a multi-seller conduit) which in turn issues commercial paper to investors in the US and European commercial paper markets. A US bank administers the day-to-day operations of the company and the multi-seller conduit. The US bank is also responsible for arranging the issuance of the commercial paper by the multi-seller conduit. The Bank does not sell its own assets to this company. As of July 16, 2004, the commercial paper issued by the multi-seller conduit is currently rated P-1/A-1/F1 by Moody’s/S&P/Fitch.

As of March 31, 2004, the Group had an outstanding undrawn liquidity facility to the company amounting to €728.32m. Based on the company acquiring further high quality publicly rated marketable investment securities (with initial minimum ratings of Aa3/AA- by Moody’s/S&P), the liquidity facility provided by the Group to the company could increase to a current maximum of US$1.03bn. The Group’s maximum exposure to loss, in the highly unlikely event of non-performance of the entire portfolio of assets in the company, is represented by the contractual amount of the facility.

C)  Partholon

The Group has sold a pool of leveraged acquisition finance loan assets to Partholon CDO 1 plc (“Partholon”), which is incorporated under the Irish Companies Acts, 1963 to 2003 and is registered and operates in the Republic of Ireland. Partholon has issued a series of loan notes to finance this purchase. The Group holds 25% of the subordinated loan notes but does not own, directly or indirectly, any of the share capital of Partholon, which is owned by a charitable trust. The Group also holds €5m of AAA-rated loan notes in Partholon, which it intends to hold until maturity.

Under the terms of separate agreements the Group manages the assets of Partholon, including identification of additional assets for acquisition, for which it receives fees.

The market value at the date of sale of the assets sold to Partholon was €243m and they are disclosed by way of linked presentation on the Bank Balance Sheet and Group Balance Sheet. The Group is not obliged, nor intends to support any losses in respect of the assets of Partholon. Repayment of the loan notes issued by Partholon will be made solely from the cashflows generated by its pool of assets. This is clearly stated in the agreements with the holders of the loan notes. The proceeds generated by the acquired assets will be used to pay interest and capital on the loan notes and any other administrative expenses and taxation.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

47	SFAS NO. 115 “ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES”

      The difference between Irish generally accepted accounting principles (IR GAAP) and those applicable in the U.S. (U.S. GAAP) for debt securities are outlined in Note 46 above.

      The book value and market value of the debt securities are analysed as follows:

	At March 31,

	2004		2003

	Book	Market	Book	Market
	Value	Value	Value	Value

	(in € millions)
Held to maturity	3,662	3,638	3,227	3,216
Available for sale	7,635	7,739	5,522	5,635
Trading	4,379	4,379	3,588	3,588

Total	15,676	15,756	12,337	12,439

      The following table sets out the amortized cost and market value of the available for sale investment portfolio owned by the Group at March 31, 2004 and 2003.

	Available for Sale Investment Portfolio

	2004		2003

	Amortized	Market	Amortized	Market
	Cost	Value	Cost	Value

		(in € millions)
Irish government	129	129	271	285
Other European government	830	864	367	409
US Treasury and US Government agencies	49	49	—	—
Mortgage backed obligation of federal agencies	—	—	—	—
Corporate bonds	6,094	6,164	4,247	4,304
Other securities	533	533	637	637

Total	7,635	7,739	5,522	5,635

      Proceeds from sales of available for sale securities during the year ended March 31, 2004 were €2,536m (2003: €710 million). Gross gains of €nil (2003: €4 million) and gross losses of €2m (2003: €nil) were realized on those sales. Realized gains and losses on available for sale securities are generally computed using the specific identification method.

      The following table shows the maturity distribution of the available for sale investment portfolio at March 31, 2004 based upon amortized cost.

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

47	SFAS NO. 115 “ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES” (continued)

		After One	After Five
	In One	Year	Years
	Year or	Through	Through	After
	Less	Five Years	10 Years	10 Years	Total

	(in € millions)
Irish government	—	—	—	129	129
Other European government	506	324	—	—	830
US Treasury and US Government agencies	—	49	—	—	49
Mortgage backed obligations of federal agencies	—	—	—	—	—
Corporate bonds	2,594	2,885	585	30	6,094
Other securities	533	—	—	—	533

Total	3,633	3,258	585	159	7,635

      The following table sets out the amortized cost and market value of the held to maturity investment portfolio owned by the Group at March 31, 2004 and 2003.

	Held to Maturity Investment Portfolio

	March 31, 2004		March 31, 2003

	Amortized	Market	Amortized	Market
	Cost	Value	Cost	Value

	(in € millions)
Irish government	—	—	—	—
Other European government	1	1	1	1
U.S. treasury and U.S. government agencies	—	—	—	—
Corporate bonds	3,142	3,118	2,961	2,950
Other securities	519	519	265	265

	3,662	3,638	3,227	3,216

      Proceeds from sales of held to maturity securities during the year ended March 31, 2004 were €nil (2003: €nil). Gross gains of €nil (2003: €nil) and gross losses of € nil (2003: €nil) were realised on those sales. The impairment of €24m on the held to maturity portfolio is temporary in nature.

      The following table shows the maturity distribution of the held to maturity investment portfolio of the Group at March 31, 2004 based upon amortized cost.

	Maturity Distribution of
	Held to Maturity Investment Portfolio
	At March 31, 2004

		After One	After Five
	In One	Year	Years
	Year or	Through	Through	After
	Less	Five Years	10 Years	10 Years	Total

	(in € millions)
Irish government	—	—	—	—	—
Other European government	1	—	—	—	1
U.S. treasury and U.S government agencies	—	—	—	—	—
Corporate bonds	219	1,739	983	201	3,142
Other securities	175	324	20	—	519

Total	395	2,063	1,003	201	3,662

BANK OF IRELAND GROUP

NOTES ON THE FINANCIAL STATEMENTS  (Continued)

48  COMPREHENSIVE INCOME

	At March 31,

	2004	2003	2002

	(in € millions)
Net income in accordance with US GAAP	892	767	667
Other comprehensive income net of tax
Foreign currency translation adjustment	69	(379)	20
Net movement on unrealized gains on debt securities	(8)	67	4
Pension additional benefit obligation	42	(70)	—

Comprehensive income	995	385	691

BANK OF IRELAND GROUP

SIGNATURES

      The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

The Governor and Company of the Bank of Ireland
(Registrant)

Date: July 22, 2004

By:

Name: Brian Goggin
Title: Group Chief Executive

By:

Name: John O’Donovan
Title: Group Chief Financial Officer

U47687