Form 20-F
period 2005-03-31
GOVERNOR & CO OF THE BANK OF IRELAND
filed 2005-08-29
CIK 1022575

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

(Mark One)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
	☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2005
OR
	☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
	☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

Commission file number: 1-14452
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
          Securities registered or to be registered pursuant to Section 12(g) of the Act: None
          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of March 31, 2005:
Ordinary Stock (nominal value of €0.64 per unit): 943,038,140
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
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
      Unless a specific source is identified, all information regarding market and other operating and statistical data provided in this document is based on the Group’s own estimates. In making estimates, the Group relies on data produced internally and, where appropriate, external sources, including information made public by other market participants or associations.
FORWARD-LOOKING INFORMATION
      Certain statements contained in this Annual Report, including any targets, forecasts, projections, descriptions of anticipated cost savings, including those relating to the strategic transformation programme we describe in this document, statements regarding the possible development or possible assumed future results of operations, any statement preceded by, followed by or that includes the words “believes”, “expects”, “aims”, “intends”, “will”, “may”, “anticipates” or similar expressions or the negatives thereof, and other statements that are not historical facts, are or may constitute forward-looking statements (as such term is defined in the U.S. Private Securities Litigation Reform Act of 1995). Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to (i) risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and UK economies and the international capital markets, the Group’s ability to expand certain of its activities, competition, regulatory developments, our ability to achieve the estimated benefits under the transformation programme, the Group’s ability to address information technology issues and the availability of funding sources; and (ii) other risks and uncertainties detailed in this Annual Report, including under Item 3 “Key Information — Risk Factors” and under Item 11 “Quantitative and Qualitative Disclosures about Market Risk”. The Group does not undertake to release publicly any revision or update to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.
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
      References to “dollars”, “U.S.$”, “$” or “¢” are to United States (“U.S.”) currency, and references to “STG£”, “GBP£” and “pounds sterling” are to United Kingdom (“UK”) currency. Amounts in dollars, unless otherwise stated, for the current financial (fiscal) year have been translated from euro at the rate prevailing on

March 31, 2005 as shown below under “Exchange Rates”. This rate should not be construed as a representation that the euro amounts actually denote such dollar amounts or have been, could have been, or could be converted into dollars at the rate indicated.
EXCHANGE RATES
      As a significant portion of the assets, liabilities, income and expenses of the Group is denominated in currencies other than euro, fluctuations in the value of the euro relative to other currencies have had an effect on the euro value of assets and liabilities denominated in such currencies as well as on the Group’s results of operations. The principal foreign currencies affecting the Group’s financial statements are sterling and the dollar. At August 1, 2005, the Noon Buying Rate (as defined below) was U.S.$1.2195 = €1.00.
      The following table sets forth, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) and the rates used by the Group in the preparation of its consolidated financial statements:

	Year ended March 31,

	2005	2004	2003	2002	2001

	(dollars per €)
Euro/dollar rates:
March 31	1.2969	1.2292	1.0900	0.8717	0.8794
Average(1)	1.2653	1.1808	1.0033	0.8803	0.9069
High	1.3625	1.2848	1.1062	0.9535	0.9648
Low	1.1801	1.0621	0.8750	0.8370	0.8270
March 31 rate used by the Group(2)	1.2964	1.2224	1.0895	0.8724	0.8832
Average rate used by the Group(2)	1.2647	1.1796	1.0051	0.8804	0.9053
      The highest noon buying rate for each of the last six months was: July 2005: 1.220, June 2005: 1.232, May 2005: 1.2936, April 2005: 1.3093, March 2005: 1.3465, February 2005: 1.3274.
      The lowest noon buying rate for each of the last six months was July 2005: 1.1917, June 2005: 1.2035, May 2005: 1.2349, April 2005: 1.2819, March 2005: 1.2877, February 2005: 1.2773.

	Year ended March 31,

	2005	2004	2003	2002	2001

	(STG£ per €)
Euro/sterling rates:
March 31 rate used by the Group(2)	0.6885	0.6659	0.6896	0.6130	0.6192
Average rate used by the Group(2)	0.6834	0.6926	0.6460	0.6145	0.6145

(1)	The average of the Noon Buying Rates on the last day of each month during the financial year.

(2)	The rates used by the Group in the preparation of its consolidated financial statements.

SUMMARY INFORMATION
Bank of Ireland Group
      The Bank of Ireland Group is one of the largest Irish financial services groups, with total assets of €126.5 billion (US$163.9 billion) at March  31, 2005. Headquartered in Dublin, the Group operates primarily throughout Ireland and in parts of the United Kingdom.
      The Group provides a broad range of financial services in Ireland to all major sectors of the Irish economy. These include checking and deposit services, overdrafts, term loans, mortgages, business and corporate lending, international asset financing, leasing, installment credit, debt factoring, foreign exchange facilities, interest and exchange rate hedging instruments, executor, trustee, stockbroking, life assurance and pension and investment fund management, fund administration and custodial services and financial advisory services, including mergers and acquisitions and underwriting. The Group provides services in euro and other currencies.
      The Group markets and sells its products on a domestic basis through its extensive nationwide distribution network in Ireland, which consisted of 260 full-time branches and 1,029 ATMs at March 31, 2005, its direct telephone banking service, direct sales forces and its on-line services. The Group’s market share among credit institutions in Ireland was over 20% of resources and loans outstanding as of March 31, 2005.
      In the United Kingdom the Group operates mainly through a grouping of businesses — UK Financial Services (incorporating Bristol & West plc (“Bristol & West”), the branch networks in Northern Ireland and Britain) whose functional currency is sterling and the UK Post Office. UK Financial Services provides lending, savings and investment products to customers.
      Operations in the rest of the world are undertaken by Bank of Ireland Asset Management which provides fund management services to institutions and pension funds in the U.S., Australia, Canada and Japan and Corporate Banking which is engaged in international lending, with offices located in the U.K., Paris, Frankfurt and the U.S.
      The Group’s financial highlights for the preceding three years are set out below:

	At and for the Year Ended March 31,

	2005	2004	2003

	(€ millions, except per unit amounts
	and percentages)
Profit on Ordinary Activities before taxation:
Before exceptional items(1)	1,333	1,267	1,177
After exceptional items(1)	1,321	1,170	1,013
Profit after taxation	1,080	962	850
Balance Sheet:
Total stockholders’ funds	4,789	4,281	4,034
Total assets	126,464	106,431	89,303
Per unit of €0.64 Ordinary Stock:
Earnings	113.9c	97.2c	83.4c
Diluted earnings	112.9c	96.6c	82.6c
Alternative earnings(2)	114.2c	106.7c	99.2c
Dividends	45.6c	41.4c	37.0c
Ratios (excluding exceptional items)
Return on average total assets(1)(3)	1.0%	1.1%	1.1%
Return on average stockholders’ funds(1)(4)	22.4%	23.7%	22.4%
Capital Ratios:
Tier 1 Capital ratio	7.6%	7.2%	8.0%
Total Capital ratio	10.6%	11.3%	11.1%

(1)	In the year to March 31, 2005, the exceptional items represent the following:

•	Profit of €31m on the sale of the Group’s 50% shareholding in EuroConex Technologies Limited to Nova EuroConex Holdings BV, a subsidiary of US Bancorp, on June 29, 2004.

•	Implementation costs of €10m associated with the UKFS Business Improvement Programme.

•	Restructuring of the UK IFA Businesses

—	On March 18, 2005, the Group completed the sale of Chase de Vere Financial Solutions plc and Moneyextra Mortgages Limited to AWD plc, part of AWD Holdings AG. The sale proceeds were €28.4m (£19.4m), which after charging for certain costs and provisions associated with the disposal, has resulted in a net loss on disposal of €20.0m (£13.7m).

—	Provisions released following the exit from leases €8m.

•	The write off of goodwill associated with Venson for the impairment of certain assets amounted to €4m.

•	The provision of €117m relating to the Group’s Strategic Transformation Progamme includes severance related expenditure together with other implementation costs, which has been provided for in accordance with Financial Reporting Standard 12 “Provisions, Contingent Liabilities and Assets”. Of the provided amount, in excess of €80m is expected to be expended in the 2005/06 financial year although actual expenditure timing is uncertain. Further expenditure, in addition to the current provision, is expected to be incurred in 2005/06 and in future years.

•	A special release of €100 million of loan loss provisions has been made following a review of the loan loss provision in light of the favourable economic conditions and the strong quality of assets.

In the year ending March 31, 2004, the exceptional items represent the following:

•	the net proceeds of €36 million on the sale of our share in the alliance between Bank of Ireland Securities Services and State Street Bank,

•	the write-off of the remainder of the goodwill associated with Chase de Vere of €93 million together with some provisions of €22 million for the impairment of certain assets in the IFA business,

•	additional costs of €4 million incurred in relation to restructuring undertaken in previous years, and

•	implementation costs of €14 million associated with the UKFS Business Improvement Programme.

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

	2005	2004	2003

Profit attributable to ordinary stockholders	1,073	935	826
Exceptional items (see Note 7, 9 and 16)	10	96	153
Goodwill amortisation (see Note 21)	20	15	20

Alternative earnings	1,103	1,046	999

Weighted average number of shares in issue excluding own shares held for the benefit
of life assurance policyholders	942m	961m	991m
Weighted average ordinary shares held for
the benefit of life assurance policyholders	24m	19m	17m

Weighted average ordinary shares in issue including own shares for the benefit of life assurance policyholders	966m	980m	1,008m

Alternative earnings per unit	114.2c	106.7c	99.2c

(3)	Return on average total assets represents the profit attributable to the ordinary stockholders, before exceptional items and goodwill in the financial years ended March 31, 2005, 2004 and 2003, as a percentage of average total assets. The Group’s management believes that the return on average total assets provide valuable information to readers of its financial statements because it enables the reader to focus more directly on the underlying performance of the Group’s businesses and this measure also reflects an important way in which performance is monitored by the Group’s management. However, while management believes this measure is useful in the evaluation of the Group’s performance, it should not be viewed as a replacement for, but rather as complementary to, the most directly comparable GAAP measure, which is the return on average total assets representing the profit attributable to the ordinary stockholders after exceptional items and goodwill.

	2005	2004	2003

Profit attributable to ordinary stockholders	1,073	935	826
Exceptional items	10	96	153
Goodwill amortisation	20	15	20

	1,103	1,046	999

Average total Assets	115,964	97,623	89,054

(4)	Return on average stockholders’ funds represents profit attributable to the ordinary stockholders, before exceptional items and goodwill as outlined in Note (3) above, in the financial years ended March 31, 2005, 2004 and 2003, as a percentage of average stockholders’ funds, excluding non-equity interests (2005: €65.3 million, 2004: €64.9 million, 2003: €66.8 million). The Group’s management believes that the return on average stockholders’ funds provides valuable information to readers of its financial statements because it enables the reader to focus more directly on the underlying performance of the Group’s businesses and this measure also reflects an important way in which performance is monitored by the Group’s management. However, while management believes this measure is useful in the evaluation of the Group’s performance, it should not be viewed as a replacement for, but rather as complementary to, the most directly comparable GAAP measure, which is the return on average stockholders’ funds representing profit attributable to ordinary stockholders, after exceptional items and goodwill.

PART 1
Item 1     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT & ADVISORS
      Not applicable.
Item 2     OFFER STATISTICS & EXPECTED TIMETABLE
      Not applicable.
Item 3     KEY INFORMATION
SELECTED FINANCIAL DATA
      The following table presents selected consolidated financial data for the Group for each of the five fiscal years in the five-year period ended March 31, 2005, which have been derived from audited Consolidated Financial Statements of the Group.
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

SELECTED CONSOLIDATED FINANCIAL DATA

	At and for the Financial Year Ended March 31,

	2005(1)	2005	2004	2003	2002	2001

	$m	(in € millions, except per unit amounts and percentages)
Income Statement Data
Amounts in accordance with Irish GAAP:
Interest receivable and similar income	5,096	4,179	3,631	3,691	3,980	4,055
Interest payable and similar charges	2,782	2,281	1,887	1,962	2,402	2,633
Net interest income	2,315	1,898	1,744	1,729	1,578	1,422
Provision for bad and doubtful debts	96	79	86	100	102	72
Other income	1,555	1,275	1,234	1,188	1,227	1,115
Operating expenses	2,204	1,807	1,654	1,662	1,582	1,387
Income from associated undertakings and joint ventures	56	46	29	22	1	7
Profit from ordinary activities before exceptional items	1,626	1,333	1,267	1,177	1,122	1,085
Exceptional items(3)	(15)	(12)	(97)	(164)	(37)	(93)
Profit before taxation	1,611	1,321	1,170	1,013	1,085	992
Taxation on income from ordinary activities	294	241	208	163	165	190
Deposit Interest Retention Tax(3)	—	—	—	—	—	35
Minority interests — equity	(9)	(7)	13	9	2	3
— non equity	7	6	6	6	6	7
Non-cumulative preference stock dividend	10	8	8	9	17	26
Profit attributable to holders of ordinary stock	1,309	1,073	935	826	895	731
Per Unit of Ordinary Stock
Income attributable to holders of ordinary stock	138.9c	113.9c	97.2c	83.4c	90.4c	74.6c
Alternative income attributable to holders of ordinary stock(4)	139.3c	114.2c	106.7c	99.2c	93.4c	84.5c
Dividends(2)	55.6c	45.6c	41.4c	37.0c	33.0c	29.0c
Amounts in accordance with U.S. GAAP:
Net income attributable to holders of ordinary stock:	993	814	892	767	667	689
Net income per unit of ordinary stock
Basic	105.4c	86.4c	92.8c	77.4c	67.3c	70.3c
Diluted	104.5c	85.7c	92.2c	76.7c	66.7c	69.7c
Number of shares used in EPS calculation (in millions)	942	942	961	991	990	980
Number of shares used in Alternative EPS calculation (in millions)	966	966	980	1,008	1,006	997
Balance Sheet Data
Amounts in accordance with Irish GAAP:
Total assets	154,223	126,464	106,431	89,303	87,092	78,695
Loans and advances to customers	97,459	79,917	67,540	56,887	56,577	51,147
Loans and advances to banks	9,491	7,783	7,753	7,480	8,385	8,115
Allowance for loan losses	389	319	472	480	500	430
Deposits by Banks	24,700	20,254	17,060	12,617	12,583	11,664
Customer Accounts	73,493	60,265	54,395	48,496	51,111	45,630
Debt Securities in issue	25,047	20,539	12,917	9,652	6,374	5,016
Dated capital notes	2,568	2,106	2,259	1,290	1,559	1,549
Undated capital notes	2,415	1,980	1,423	1,413	965	961
Minority interests — equity	76	62	54	54	91	5
— non equity	89	73	76	73	82	81
Called up capital stock	809	663	679	679	679	691
Reserves	5,032	4,126	3,602	3,355	3,398	3,033
Total stockholders’ funds including non-equity interests	5,840	4,789	4,281	4,034	4,077	3,724
Amounts in accordance with U.S. GAAP:
Stockholders’ equity	5,526	4,531	4,318	4,063	4,157	4,035
Total assets	155,544	127,547	108,349	91,386	88,542	79,903

	At and For the Financial Year Ended March 31,

	2005	2004	2003	2002	2001

	(in percentages)
Other Financial Data
Return on average total assets(5)	1.0	1.1	1.1	1.1	1.1
Return on average stockholders’ funds(6)	22.4	23.7	22.4	24.0	24.8
Net interest margin(7)	2.0	2.2	2.3	2.3	2.3
Net interest margin, tax equivalent basis(8)	2.0	2.2	2.4	2.3	2.4
Cost/income ratio(9)	55	54	56	56	54
Allowance for loan losses to total loans	0.4	0.7	0.8	0.9	0.8
Provisions for bad and doubtful debts to average total loans	0.1	0.1	0.2	0.2	0.2
Tier 1 capital ratio(10)	7.6	7.2	8.0	7.6	7.8
Total capital ratio(10)	10.6	11.3	11.1	11.5	12.4
Average stockholders’ equity to average total assets(11)	3.7	4.0	4.3	4.4	4.2
Dividend payout ratio	40	39	37	35	34

(1)	Translated solely for convenience into dollars at €1.00 = U.S.$ 1.2195, the Noon Buying Rate on August 1, 2005.

(2)	See Item 8 “Financial Information — Dividend Policy” for details of dividends per unit of Ordinary Stock in dollars.

(3)	In the year to March 31, 2005, the exceptional items represent the following:

•	Profit of €31m on the sale of the Group’s 50% shareholding in EuroConex Technologies Limited to Nova EuroConex Holdings BV, a subsidiary of US Bancorp, on June 29, 2004.

•	Implementation costs of €10m associated with the UKFS Business Improvement Programme.

•	Restructuring of the UK IFA Businesses

—	On March 18, 2005, the Group completed the sale of Chase de Vere Financial Solutions plc and Moneyextra Mortgages Limited to AWD plc, part of AWD Holdings AG. The sale proceeds were €28.4m (£19.4m), which after charging for certain costs and provisions associated with the disposal, has resulted in a net loss on disposal of €20.0m (£13.7m).

—	Provisions released following the exit from leases €8m.

•	The write off of goodwill associated with Venson for the impairment of certain assets amounted to €4m.

•	The provision of €117m relating to the Group’s Strategic Transformation Programme includes severance related expenditure together with other implementation costs, which has been provided for in accordance with Financial Reporting Standard 12 “Provisions, Contingent Liabilities and Assets”. Of the provided amount, in excess of €80m is expected to be expended in the 2005/06 financial year although actual expenditure timing is uncertain. Further expenditure, in addition to the current provision, is expected to be incurred in 2005/06 and in future years.

•	A special release of €100 million of loan loss provisions has been made following a review of the loan loss provision in light of the favourable economic conditions and the strong quality of assets.
      In the year ended March 31, 2004, the exceptional items represent the following:

•	the net proceeds of €36 million on the sale of our share in the alliance between Bank of Ireland Securities Services and State Street Bank,

•	the write-off of the remainder of the goodwill associated with Chase de Vere of €93 million together with some provisions of €22 million for the impairment of certain assets in the IFA business.

•	additional costs of €4 million incurred in relation to restructuring undertaken in previous years.

•	implementation costs of €14 million associated with the UKFS Business Improvement Programme.

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

(4)	Alternative earnings is included herein as in the opinion of the Directors it provides a more meaningful representation of the ongoing performance of the Group and is in accordance with generally accepted accounting principles in Ireland. The alternative earnings per share is calculated based on the profit attributable to the ordinary stockholders before exceptional items (2005: €10 million, 2004: €96 million, 2003: €153 million, 2002: €30 million, 2001: €104 million) and goodwill amortisation (2005: €20 million, 2004: €15 million, 2003: €20 million, 2002: €14 million, 2001: €7 million) and is not adjusted for the effect of all dilutive potential Ordinary Stock. — See Note (2) on pages 8 and 9 for a reconciliation of alternative earnings per share to basic earnings per share.

(5)	Return on average total assets represents profit attributable to the ordinary stockholders, before exceptional items and goodwill amortisation as outlined in Note (3) in the Summary Information section above, as a percentage of average total assets. The calculation of the average balances for all years includes daily, weekly or monthly averages for certain reporting units. See Item 5 “Operating & Financial Review and Prospects — Average Balance Sheet and Interest Rates”. The Group considers these average balances to be representative of the operations of the Group.

(6)	Return on average stockholders’ funds represents profit attributable to the ordinary stockholders, before exceptional items as outlined in Note (4) in the Summary Information section above as a percentage of average stockholders’ funds, excluding non-equity interests (2005: €65.3 million, 2004: €64.9 million, 2003: €66.8 million, 2002: €136.5 million and 2001: €212.8 million).

(7)	Net interest margin represents net interest income as a percentage of average interest earning assets.

(8)	Net interest margin on a tax equivalent basis includes an adjustment to reflect tax benefits received by the Group in return for undertaking certain lending (“tax-based lending”) at rates which differ from normal market rates in return for tax relief arising from various incentives and reliefs. The net interest margin is reduced as a result of such lending activity and this tax-equivalent adjustment reflects the tax savings associated with such activity.

	2005	2004	2003	2002	2001

Net Interest Income	1,898	1,744	1,729	1,578	1,422
Grossing up	14	35	27	36	36

	1,912	1,779	1,756	1,614	1,458

Average Earning Assets	95,226	80,672	73,810	69,904	61,279

      The Group’s management believes that net interest margin provides valuable information to readers of its financial statements because it enables the reader to focus more directly on the underlying performance of the Group’s businesses and this measure also reflects an important way in which performance is monitored by the Group’s management. However, while management believes this measure is useful in the evaluation of the Group’s performance, it should not be viewed as a replacement for, but rather as complementary to, the most directly comparable GAAP measure, which is net interest margin as in Note (7) above.

(9)	The cost/ income ratio is determined by dividing the total expenses before goodwill amortisation of the Group by the total income of the Group including income from associates and joint ventures.

	2005	2004	2003	2002	2001

Total costs	1,924	1,654	1,662	1,582	1,387
Goodwill amortisation	25	19	23	15	7

	1,899	1,635	1,639	1,567	1,380

Total Income	3,219	3,007	2,939	2,806	2,544

      The Group’s management believes that cost/ income ratio provides valuable information to readers of its financial statements because it enables the reader to focus more directly on the underlying performance of the Group’s businesses and this measure also reflects an important way in which performance is monitored by the Group’s management. However, while management believes this measure is useful in the evaluation of the Group’s performance, it should not be viewed as a replacement for, but rather as complementary to, the most directly comparable GAAP measure, which is the cost/income ratio determined by dividing the total expenses including goodwill amortisation by the total income of the Group.

(10)	The target standard risk-asset ratio set by the Basel Committee is 8%, of which the Tier 1 element must be at least 4%. The minimum risk-asset ratio is set by Financial Regulator and satisfies capital adequacy requirements of the European Union.

(11)	Average stockholders’ equity includes non-equity interests.

RISK FACTORS
      Set out below is a discussion of certain factors which could affect the Group future results and financial position and cause them to be materially different. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties because there may be risks and uncertainties of which the Group is not aware or which the Group now does not consider significant but which in the future may be of greater significance.
Risks concerning borrower credit quality and general economic conditions are inherent in the Group’s business.
      Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group’s businesses. Adverse changes in the credit quality of the Group’s borrowers and counterparties or a general deterioration in Irish, UK or global economic conditions, or arising from systemic risks in the financial systems, could reduce the recoverability and value of the Group’s assets and require an increase in Group’s level of provisions for bad and doubtful debts. An adverse change in economic conditions, particularly in Ireland, could also adversely affect the level of banking activity and the Group’s interest and other income.
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
      The Group has implemented risk management methods to mitigate and control these and other market risks to which the Group is exposed. However, it is difficult to predict changes in economic or market conditions and to anticipate the effects that such changes could have on the Group’s financial performance and business operations. See Item 11 “Quantitative and Qualitative Disclosures about Market Risk — Risk Management and Control” for a discussion on these risks.
Operational risks are inherent in the Group’s business.
      The Group’s business depends on the ability to process a large number of transactions efficiently and accurately. Losses can result from inadequate or failed internal control processes, and systems, human error, fraud or from external events that interrupt normal business operations. Although the Group has implemented risk controls and loss mitigation actions and substantial resources are dedicated to developing efficient procedures and training to staff, it is only possible to be reasonably, but not absolutely certain that such procedures will be effective. See Item 11 — “Quantitative and Qualitative Disclosures about Market Risk — Risk Management and Control — Operational risk”.
The Group’s businesses are subject to substantial legal, regulatory and governmental requirements and oversight.
      The Group is subject to financial services laws, regulations, administrative actions and policies in each location in which the Group operates. The nature and impact of these changes are unpredictable and outside the control of the Group. Changes in supervision and regulation, in particular in Ireland and the UK, could materially affect the Group’s business, the products and services offered or the value of assets. In recent times there have been significant regulatory changes in Ireland, the UK and the US which have resulted in increased compliance responsibilities. In the past year in particular there has been a marked increase in the cost and resources required to manage these changes across different jurisdictions and the Group has a number of separate projects underway related to these changes.

Risks associated with strategic decisions regarding organic growth, the competitive environment and potential acquisitions.
      The Group devotes substantial management and planning resources developing strategic plans for organic growth and identifying possible acquisitions. If the outcome of these plans do not match expectations, the Group’s earnings may not develop as forecasted. In addition, the market for financial services within which the Group operates is highly competitive; the Group’s ability to generate an appropriate return for its shareholders depends significantly upon management’s response to the competitive environment. See Item 4 — “Information on the Company — Business Overview” for additional information.
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
Item 4     INFORMATION ON THE COMPANY
GENERAL
      The Governor and Company of the Bank of Ireland was established as a chartered corporation by an Act of the Irish Parliament of 1781/2 and by a Royal Charter of King George III in 1783. The Bank of Ireland Group is one of the largest financial services groups in Ireland with total assets of €126.5 billion at March 31, 2005. The address of the principal executive offices is Lower Baggot Street, Dublin 2 (Telephone +353-1-6615933).
      The Group provides an extensive range of banking and other financial services. All of these services are provided by the Group in Ireland, with a less comprehensive range offered in the United Kingdom.
      The Group has a network of retail branches in Ireland and the United Kingdom. Its international business has centres in Dublin, London, Paris, Frankfurt and the U.S. In addition, the Group has a representative office in Frankfurt and a wholly owned subsidiary in the Isle of Man.
      The Group provides fund management services through Bank of Ireland Asset Management and in addition to its commercial banking business, the Group has an instalment finance business, operated through its business unit, Bank of Ireland Finance. Other subsidiaries include Bank of Ireland Life Holdings plc, a life assurance and pensions company in Ireland, ICS Building Society a home mortgage businesses in Ireland and Bank of Ireland Home Mortgages Limited (“BIM”) and Bristol & West in Britain.
      The Group also holds 90.44% of the equity shares and 49% of the voting shares of J&E Davy Holdings Limited, the holding company for J&E Davy Stockbrokers (“Davy Stockbrokers”), a leading Irish stockbroker. The remaining equity and voting interests in J&E Davy Holdings Limited are held by the management of J&E Davy Holdings Limited.
PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES
Acquisitions
      The principal acquisitions in the three years to March 31, 2005 consist of the following:
Burdale Financial Holdings Limited
      On January 5, 2005, Bank of Ireland announced that its wholly owned subsidiary BOI UK Holdings Limited acquired a 100% interest in Burdale Financial Holdings Limited for a consideration of Stg£49m (€70m).
Iridian Asset Management LLC
      During the year the Group acquired an additional 15% stake in Iridian Asset Management LLC (“Iridian”), increasing its stake to 76%. The acquisition gave rise to goodwill of US$37.2m (€28.7m).

Foreign Currency Exchange Corp.
      On April 3, 2003, Bank of Ireland announced that its wholly owned subsidiary, First Rate Acquisitions Inc. acquired a 100% interest in Foreign Currency Exchange Corp (“FCEC”) for a consideration of US$11.4m (€10.7m).
Iridian Asset Management LLC
      On September 6, 2002 Bank of Ireland announced that its wholly owned subsidiary, BIAM (US) Inc. acquired a 61% interest in Iridian Asset Management LLC (“Iridian”) for a consideration of USD$177m (€178.5m) and deferred contingent consideration of up to US$21.25m (€21.4m).
Divestitures
      The principal capital divestitures in the last three years to March 31, 2005, consist of the following:
EuroConex Technologies Limited
      Profit of €31m on the sale of the Group’s 50% shareholding in EuroConex Technologies Limited to Nova EuroConex Holdings BV a subsidiary of US Bancorp, on June 29, 2004.
Chase de Vere Financial Solutions plc and Moneyextra Mortgages Limited
      On March 18, 2005, the Group completed the sale of Chase de Vere Financial Solutions plc and Moneyextra Mortgages Limited to AWD plc, part of AWD Holdings AG. The sale proceeds were €28.4m (£19.4m), which after charging for certain costs and provisions associated with the disposal, has resulted in a net loss on disposal of €20.0m (£13.7m).
State Street Bank
      The net proceeds of €36 million on the sale of the Group’s share in the alliance between Bank of Ireland Securities Services and State Street Bank.
Active Business Services
      Active Business Services was disposed of, resulting in a loss on disposal of €12.4m.
Perot Systems
      On September 30, 2002, the Group terminated its joint venture with Perot Systems and reorganised the IT business within the Group and the costs associated with this reorganisation amounted to €8.6m.
RECENT DEVELOPMENTS

•	Transfer of Bristol & West Branch Network

On May 24, 2005 Bank of Ireland announced that it had signed an agreement for the sale of its Bristol & West branch network and associated deposit base to Britannia Building Society for approximately £150 million (c. €218 million). The consideration may be subject to certain adjustments and is payable in cash on completion. The sale will be effected through a business transfer scheme under the Financial Services and Marketing Act 2000 and is subject to approval by the UK Courts and the Financial Services Authority. Completion is expected to occur in the autumn. Bank of Ireland will retain the Bristol & West brand and all other parts of the Bristol & West business.

•	Revised Reporting Lines as part of the Strategic Transformation Programme

On June 15, 2005 a different organisation structure was announced based on the implementation of our Strategic Transformation Programme. An important area of focus within our Group Strategy is the creation of an internationally competitive manufacturing and support platform, delivering cost efficiency and making the organisation scalable and flexible to meet future challenges. Some changes to reporting lines are required in order to bring together some of the core building blocks of our future Manufacturing Organisation and enable future change.

The provision of professional support services on a Group-wide basis is one of the fundamental principles of our Strategic Transformation Programme including HR & Learning, and Finance, Groupwide.

•	A €10bn Mortgage Covered Securities Programme was established on May 23, 2005 and on June 22, 2005 €2bn of 10-year securities were issued off this programme (it should be noted that prior to the establishment of the programme in September 2004 €2bn of mortgage covered securities were issued on a stand alone basis). On June 29, 2005 €600m Subordinated floating rate notes were issued, due 2017.
BUSINESS OVERVIEW
      The Group provides a broad range of financial services in Ireland to all major sectors of the Irish economy. These include checking and deposit services, overdrafts, term loans, mortgages, business and corporate lending, international asset financing, leasing, instalment credit, debt factoring, foreign exchange facilities, interest and exchange rate hedging instruments, executor, trustee, stockbroking, life assurance and pension and investment fund management, fund administration and custodial services and financial advisory services, including mergers and acquisitions and underwriting. The Group provides services in euro and other currencies.
      The Group markets and sells its products on a domestic basis through its extensive nationwide distribution network in Ireland, which consisted of 260 full-time branches and 1,029 ATMs at March 31, 2005, its direct telephone banking service, direct sales forces and its on line services.
      In the United Kingdom the Group operates mainly through a grouping of businesses, UK Financial Services, whose functional currency is sterling. The grouping consists of Bristol & West, the branch networks in Northern Ireland and Britain and Bank of Ireland Home Mortgages. UK Financial Services provides lending, savings and investment products to customers. Last year, the Group completed a Joint Venture agreement with the UK Post Office to enable the distribution of Group’s products through the Post Office network. Following a change in the shareholdings, Post Office Financial Services is now fully consolidated in the Group’s accounts.
      Operations in the rest of the world are undertaken by Bank of Ireland Asset Management, which provides fund management services to institutions and pension funds in the U.S., Australia, Canada and Japan, and Corporate Banking which is engaged in international lending, with offices located in the U.K., Paris, Frankfurt and the U.S.
STRATEGY
      The strategy of the Group is based on geographical and business diversification and is aimed at:-

•	maximising the return from our leading position in the Irish market;

•	substantially reshaping and growing our business in the UK; and

•	developing our portfolio of international, niche skill-based businesses.
      To realise the full potential of this growth and expansion strategy, we are implementing a major strategic transformation programme designed to reduce our costs while beginning to build a consolidated operating model. This will transform our support services and retail manufacturing infrastructure and will ensure we have the efficiency and flexibility to enhance our competitiveness and to capitalise on growth opportunities.
      The immediate priorities under this programme consist of specific initiatives in our retail business in Ireland, the streamlining of Group support services and the consolidation of processing activities currently dispersed throughout the Group. Through this initiative it is expected that an annual reduction in costs of €120 million over the next four years will be achieved. A reduction of 2,100 in the Group’s staff numbers will result from this programme. The estimated rationalisation and implementation costs associated with this programme will amount to €210 million over the period in addition to capital expenditure of €40 million. A provision of €117 million has been made in the results to March 31, 2005.

      The achievement of this transformation initiative is a key component of our strategy of building a more competitive business capable of maximising the returns from our existing markets and enabling us to exploit considerable growth opportunities
      The Group believes that the achievement of its strategy is supported by an excellent credit culture, a commitment to the highest standards of corporate governance and behaviour, and a focus on the development of the management and people skills that are essential to progress in the modern financial services environment.
CORPORATE STRUCTURE
      The Group organises its businesses into Retail Republic of Ireland, Bank of Ireland Life, Wholesale Financial Services, UK Financial Services, Asset Management Services, UK Post Office Financial Services and Group and Central. The Group’s operations extend geographically throughout Ireland and the United Kingdom. The Segmental Analysis note is shown in Note 2, on pages F-17 to F-20 and outlines a detailed analysis of profit contributions by both geographic segments and by business classes.
      The following table shows the profit contribution by business for the three years ended March 31, 2005 and the total assets at March 31, 2005, 2004 and 2003. In order to show profit for each business on a comparable basis, a tax equivalent adjustment has been made to reflect tax benefits the Group has received in return for undertaking certain tax-based lending at rates below market rates to provide incentives for industrial development.

	For the Financial Year Ended March 31,

	2005	%	2004	%	2003	%

	(in € millions, except percentages)
Income Before Tax
Retail Republic of Ireland	490	37	419	33	390	33
Bank of Ireland Life	135	10	147	12	87	7
Wholesale Financial Services	407	30	371	29	367	31
UK Financial Services	388	29	373	29	359	31
Asset Management Services	115	9	125	10	113	10
UK Post Office Financial Services	(55)	(4)	(3)	—	—	—
Group and Central	(128)	(10)	(115)	(9)	(85)	(7)
Tax equivalent adjustment(1)	(19)	(1)	(50)	(4)	(54)	(5)

Income from ordinary activities before exceptional items	1,333	100	1,267	100	1,177	100
Exceptional items	(12)	—	(97)	—	(164)	—

Income before taxation	1,321	100	1,170	100	1,013	100

	At March 31,

	2005	%	2004	%	2003	%

	(in € millions, except percentages)
Assets
Retail Republic of Ireland	57,609	25	36,324	23	29,261	23
Bank of Ireland Life	8,977	4	7,401	5	5,728	4
Wholesale Financial Services	100,369	43	60,328	39	50,530	40
UK Financial Services	42,836	19	38,716	25	32,841	26
Asset Management Services	2,980	1	1,606	1	1,611	1
UK Post Office Financial Services	213	—	—	—	—	—
Group and Central	17,744	8	10,110	7	7,416	6

Total(2)	230,728	100	154,485	100	127,387	100

(1)	The Group undertakes tax based transactions at rates which differ from normal market rates in return for tax relief arising from various incentives and reliefs. To assist in making valid comparison of pre-tax performance, the analysis of business unit performance is grossed up.

(2)	Total Assets include intra-group items of 2005: €104,264m (2004: €48,054 million, 2003: €38,084 million).
Retail Republic of Ireland
      Retail Republic of Ireland includes all the Group’s branch banking operations in the Republic of Ireland. The branches offer a wide range of financial products and services in addition to the deposit, lending, checking account and other money transmission services traditionally offered by banks. It also includes ICS Building Society (“ICS”), Private Banking, instalment credit and leasing facilities, as well as a direct telephone banking unit, credit card operations and commercial finance/factoring businesses.
      As at March 31, 2005, Branch Banking Republic operated 260 full-time branches. A full range of banking services is provided to all major sectors of the Irish economy including small- and medium-sized commercial and industrial companies. Branches provide checking accounts, demand and term deposit accounts, overdrafts, term loans and home loans as well as customary money transmission and foreign exchange services. Also available through branches are credit cards and assurance and investment products as well as the loan and deposit products of other Group businesses.
      As a building society, ICS is mainly involved in the collection of deposits and the making of loans secured by residential properties. Its mortgage business is generated by its own mortgage stores and by referrals from intermediaries. ICS’s deposits are generated by referrals from Bank branches. In addition, ICS operates a mortgage servicing center which processes the Group’s mortgage portfolio as well as its own.
      Bank of Ireland Mortgage Bank was incorporated in Ireland under the Companies Acts, 1963 to 2003 on May 21, 2004 as a public limited company under the name Bank of Ireland Mortgage Bank p.l.c. It was subsequently re-registered as a public unlimited company under the name Bank of Ireland Mortgage Bank. The bank obtained an Irish banking licence under the Irish Central Bank Act, 1971 (as amended) and was registered as a designated mortgage credit institution under the Act on July 1, 2004 and is a wholly owned subsidiary of Bank of Ireland.
      With effect from July 5, 2004 The Governor and Company of the Bank of Ireland transferred its Irish residential mortgage business and substantially all of its Irish residential mortgage loans and their related security to Bank of Ireland Mortgage Bank, trading as Bank of Ireland Mortgages. The transfer was effected pursuant to Section 58 of the 2001 Asset Covered Securities Act, with the approval of the Central Bank and Financial Services Regulatory Authority of Ireland. The Bank’s principal activities are the issuance of Irish residential mortgages and Mortgage Covered Securities in accordance with the Asset Covered Securities Act, 2001. Such loans may be made directly by the bank or may be purchased from Bank of Ireland and other members of the Group or third parties. As at March 31, 2005, the total amounts of principal outstanding in respect of mortgage covered securities issued was €2.0bn. As at March 31, 2005, the total amounts of principal outstanding in the mortgage covered pool was €2.1bn.
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
Wholesale Financial Services
      The principal constituents of this division are Corporate Banking, Global Markets, Davy, First Rate Enterprises and IBI Corporate Finance.
      Corporate Banking provides an integrated relationship banking service to a significant number of the major Irish corporations and financial institutions and multi-national corporations operating in Ireland. The range of lending products provided includes, but is not limited to, overdraft and short-term loan facilities, term loans, project financing, tax structured finance and leasing. Corporate Banking is also engaged in international lending, with offices located in the UK, Paris, Frankfurt and the U.S. Its international lending includes acquisition finance, global project finance, investment grade lending and other asset based financing, principally in the UK, Continental Europe and the U.S.
      Global Markets is responsible for managing the Group’s liquidity and funding requirements, in addition to managing the Group’s interest rate and foreign exchange risks. Global Markets trades in a range of market instruments on behalf of the Group itself and the Group’s customers. Activities include, but are not limited to, dealing in foreign exchange spot and forward contracts, inter-bank deposits and loans, financial futures, bonds, swaps and forward rate agreements and equity tracker products. Global Markets is also represented overseas in the UK and the U.S.
      Davy is one of the largest institutional, corporate and private client brokers in Ireland. It provides a comprehensive range of stockbroking and related financial services, including but not limited to, bond and equity trading, research, private client wealth management and corporate finance advisory services.
      First Rate Enterprises specialises in the provision of foreign currency services. In Ireland, it operates through its own bureaux and agencies in hotels, shops and a number of branches of the Irish Post Office, in addition to supplying foreign currency and travellers cheques to the Bank of Ireland Branch Network. In the UK, First Rate Enterprises operates a joint venture with the UK Post Office supplying the Post Office with foreign currency and travellers cheques. In the U.S., Foreign Currency Exchange Corporation, acquired in April 2003, provides foreign currency services to banks and hotels across the U.S., in addition to operating a small number of retail outlets.
      IBI Corporate Finance provides independent financial advice to public and private companies on take-overs, mergers and acquisitions, disposals and restructurings, in addition to fund raising, public flotations and stock exchange listings.
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
      Bristol & West provides standard and non-standard residential mortgages, savings and investment products to retail customers and is based in Bristol. Bristol & West also operates through broker and intermediary channels in sourcing residential mortgages.

      On May 24, 2005 Bank of Ireland announced that it had signed an agreement for the sale of its Bristol & West branch network and associated deposit base to Britannia Building Society for approximately £150 million (c. €218 million). The consideration may be subject to certain adjustments and is payable in cash on completion. The sale will be effected through a business transfer scheme under the Financial Services and Marketing Act 2000 and is subject to approval by the UK Courts and the Financial Services Authority. Completion is expected to occur in the autumn. Bank of Ireland will retain the Bristol & West brand and all other parts of the Bristol & West business.
      Savings and investment products include traditional savings accounts, postal savings accounts, single premium bonds, Individual Savings Accounts and guaranteed equity products.
      Bristol & West’s principal subsidiary is Bank of Ireland Home Mortgages, a centralised mortgage lender.
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
      Offshore deposit taking services are offered through the Isle of Man and Guernsey operations.
Asset Management Services
      Asset Management Services provides asset management, custody and administration services to investors globally. The division is comprised of Bank of Ireland Asset Management (“BIAM”), Bank of Ireland Securities Services (“BOISS”) and Iridian Asset Management.
      BIAM provides active and passive investment services for Irish institutional clients and active management of equities and fixed interest securities for international clients. It also acts as sub-advisor for a number of retail distributors in Ireland and overseas. The company’s head office is located in Dublin and it has nine international offices servicing clients across five continents. It had assets under management of €46.9 billion at March 31, 2005.
      BOISS is the investment administration and custodial arm of the group. It has offices in Dublin’s IFSC and provides a full range of fund administration services to leading international fund managers and it supplies a full range of custody services for all Irish and UK instruments to an international and domestic client base. It also offers a full administration out-sourcing service to fund managers and provides third-party based Securities Lending capabilities. Assets under administration/custody were €136 billion at March 31, 2005.
      Iridian is a specialist U.S. domestic equity manager, operating in the largest product segment of the U.S. market. The Group acquired a 61% interest in Iridian in September 2002 and a further 15% in June 2004 and has the option to acquire the remaining 24% in future years. (See Note 3 on page F-21) Iridian had assets under management of $10.3 billion at March 31, 2005.
UK Post Office Financial Services
      On March 19, 2004 Bank of Ireland UK Holdings plc signed the contract to acquire a 50.01% holding in the entity, Midasgrange Limited (trading as Post Office Financial Services). This was accounted for as a joint venture using the gross equity method until July 31, 2004. Due to the change in the governance arrangements, Midasgrange Limited is now fully consolidated in the Group’s accounts from August 1, 2004. The unamortised goodwill and the intangible assets on acquisition (€119m) previously shown in “Interest in Joint Ventures” is now recorded in “Intangible Fixed Assets” (Note 21) and the related minority interest (€67m) is recorded in “Minority Interest — equity”. Post Office Financial Services sells financial products through the Post Office distribution network.

Group and Central
      Group and Central mainly includes earnings on surplus capital, and unallocated central overheads.
Material Subsidiaries
      The principal group undertakings at March 31, 2005 were:

		Country of	Statutory
Name	Principal activity	incorporation	year end

Bank of Ireland Asset Management Limited	Asset management	Ireland	March 31
Bank of Ireland International Finance Limited*	International asset financing	Ireland	March 31
Bank of Ireland Life Holdings plc*	Life assurance and pensions	Ireland	December 31
Bank of Ireland Mortgage Bank*	Mortgage lending and mortgage covered securities	Ireland	March 31
Bristol & West plc	Mortgages, savings and investments	England	March 31
ICS Building Society*	Building society	Ireland	December 31
IBI Corporate Finance Limited*	Corporate finance	Ireland	March 31
J & E Davy Holdings Limited	Stockbroking	Ireland	December 31

*	Direct subsidiary of The Governor and Company of the Bank of Ireland.
      All the Group undertakings are included in the consolidated accounts. The Group owns 90.44% of the equity of J & E Davy Holdings Limited and holds 49% of its voting shares. The Group owns 100% of the equity share capital of the other principal group undertakings and 100% of the voting shares of all these undertakings and in the case of ICS Building Society, 100% of the investment shares.
DESCRIPTION OF PROPERTY
      At March 31, 2005 the Group operated 314 full-time retail bank branches of which 260 were in Ireland, 44 in Northern Ireland and 10 full service branches in Britain. Operations in the rest of the world are undertaken by Bank of Ireland Asset Management and are located in the U.S., Australia, Canada and Japan and Corporate Banking have offices located in the U.K., Paris, Frankfurt and the U.S. The majority of these premises are owned directly by the Group with the remainder being held under commercial leases. The premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for the Group’s current and anticipated operations. Full details of acquisitions and disposals during the year are given in Note 22 Tangible Fixed Assets.
      The Bank of Ireland Group headquarters, located at Lower Baggot Street, Dublin, Ireland, comprises a complex of three buildings constructed in the 1970s having approximately 19,324 square metres (208,000 square feet) net floor space. The freehold interest in the Group’s headquarters is held in trust on behalf of the Bank of Ireland Staff Pension Fund, which is the Group’s principal pension fund. The Group also occupies approximately 71,875 square metres (773,663 square feet) net for central functions in Dublin.
      The Bank occupies approximately 2,600 square metres (28,000 square feet) net floor space in Queen Street, London. These premises are held on a lease which expires in 2011.
      Bristol & West’s Head Office is located at Temple Quay, Bristol, England. The administrative buildings occupy approximately 27,500 square metres (296,000 square feet) net floor space. It has a network of 97 operational branches at present but agreement has been reached to transfer these branches to Britannia Building Society following regulatory and legal approval.
      The Head Office of New Ireland Assurance, now part of Bank of Ireland Life, is located at 9/12 Dawson Street, Dublin, Ireland. The Head Office and administrative buildings occupy approximately 4,366 square metres (47,000 square feet) net floor space. It has a network of 18 operational branches. Bank of Ireland Asset

Management Head Office occupies approximately 9,290 square metres (100,000 square feet) net floor space held on a commercial lease which expires in 2028. The premises are being shared with other Group units including Bank of Ireland Private Banking and IBI Corporate Finance.
COMPETITION
      The Bank of Ireland Group faces strong competition in all of its major markets. Other financial services groups compete for the provision of services to customers in the larger financial markets while local banks and other financial services companies compete within each national market.
Ireland and Northern Ireland
      The Group provides a full range of banking services in Ireland and Northern Ireland. It is subject to competition from various types of institutions within the financial services area. The main competition across the full range of banking activity is from other banks, in particular Allied Irish Banks plc, Ulster Bank Ltd, National Irish Bank Ltd, Northern Bank Ltd and Irish Life and Permanent plc. Allied Irish Banks plc, which also has its head office in Dublin, is the largest competitor in Ireland. Irish Life and Permanent plc, whose retail banking operations trade as Permanent TSB, is also based in Dublin whereas Ulster Bank Ltd, Northern Bank Ltd and AIB Group (UK) plc (which trades as First Trust Bank and is wholly owned by Allied Irish Banks, plc) are the main competitors in Northern Ireland. Ulster Bank Ltd and Northern Bank Ltd are both based in Belfast. Ulster Bank Ltd is a subsidiary of The Royal Bank of Scotland Group plc, and Northern Bank Ltd and National Irish Bank Ltd are subsidiaries of Danske Bank.
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
Inquiries
      On December 14, 2004, the Irish Competition Authority published a report and recommendations on competition in banking in Ireland. The report focuses on two areas: personal current accounts (PCAs) and lending to small and medium enterprises (SMEs). The Competition Authority announced a public consultation on the report which was carried out by LECG, consultants to the Competition Authority and invited all interested parties to respond to the consultation. The responses to the consultation will, in addition to LECG’s report inform the thinking in the compilation of the final report on competition in the provision of non-investment banking services in Ireland which is expected to be published in the Autumn of 2005.
      On May 26, 2005 the Office of Fair Trading (OFT) in the UK announced that it has referred the market for personal current accounts (PCAs) banking services in Northern Ireland to the Competition Commission (CC) for further investigation under section 131 of the Enterprise Act 2002.

      The CC has now invited evidence from all interested parties. The CC has powers to seek undertakings and make orders that are binding on any person operating in a market; the remedies can be structural (for example, requiring a firm to divest a business or assets) or behavioural (for example, requiring firms to discontinue some practices or adopt certain practices such as displaying prices or terms and conditions more prominently). Further information is available on www.competition-commission.org.uk.
      The EU Commission announced on June 13, 2005 that it had decided to open the following sector inquiries under Article 17 of Council Regulation (EC) No 1/2003 in the financial services sector relating to:

•	Retail Banking;

•	Business insurance.
      The sector inquiries will be carried out in close cooperation with credit institutions, financial institutions, other institutions providing retail banking services and products, including providers of payment services, as well as providers of infrastructure and upstream services, insurance companies, financial services intermediaries, users of financial services, including consumer organisations, where appropriate, industry associations, government and national competition authorities. It is expected that a report may be released with main findings in 2006.
SUPERVISION AND REGULATION
IRELAND
      In respect of banking operations in Ireland, the provisions of the Central Bank Acts, 1942 to 2001, the Central Bank and Financial Services Authority of Ireland Act, 2003, the Central Bank and Financial Services Authority of Ireland Act 2004, the European Communities (Consolidated Supervision of Credit Institutions) Regulations, 1992 (as amended) (the 1992 Consolidated Supervision Regulations) and the European Communities (Licensing and Supervision of Credit Institutions) Regulations 1992 (as amended) (the 1992 Licensing Regulations) apply to the Group.
      Banking activities in Ireland are regulated and supervised by the Irish Financial Services Regulatory Authority (the “Financial Regulator”). The Irish banking law regulations consist primarily of the Central Bank Acts, 1942 to 2001, the Central Bank and Financial Services Authority of Ireland Act, 2003, the Central Bank and Financial Services Authority of Ireland Act, 2004, regulations made by the Irish Minister for Finance under the European Communities Act, 1972, and regulatory notices issued by the Financial Regulator. These ministerial regulations and regulatory notices implement EU directives relating to banking regulation, including Council Directive No. 77/ 780/ EEC of 12 December 1977, as amended (the First Banking Co-ordination Directive), Council Directive 89/ 646/ EEC of 15 December 1989, as amended (the Second Banking Co-ordination Directive), the Capital Adequacy Directive, the Solvency Ratio Directive, the Own Funds Directive, Council Directive 92/ 121/ EEC of 21 December 1992 (the Large Exposures Directive), Council Directive 94/ 19/ EC of 30 May 1994, as amended (the Deposit Guarantee Scheme Directive), Council Directive 92/ 30/ EEC of 6 April 1992 (the Consolidated Supervision Directive) and European Parliament and Council Directive 95/ 26/ EC of 29 June 1995 (the Post BCCI Directive). To the extent that areas of banking activity are the subject of EU directives, the provisions of Irish banking law reflect the requirements of those directives.
      The Bank of International Settlements 1988 Accord (Basle I) capital adequacy standards as adopted at EU level under the EU Own Funds/ Solvency Ratio Directives form part of Irish banking law. Regulatory capital, which is required to be held by an Irish bank to cover credit risks comprises Tier 1 (original own funds) and Tier 2 (additional own funds) capital. In the case of certain risks associated with an Irish bank’s trading book and foreign currency exchange risk, regulatory capital also includes Tier 3 (supplementary own funds) capital. Although a minimum solvency ratio of 8 per cent. applies to Irish licensed banks, in practice the Financial Regulator generally requires Irish licensed banks to have a higher minimum solvency ratio to be determined on a case-by-case basis.
      Liquidity requirements for EU credit institutions are not the subject matter of EU directives. In Ireland, the Financial Regulator, as a general rule, requires Irish licensed banks to hold a minimum ratio of liquid assets to total borrowings of 25 per cent. The liquid assets must be of a kind acceptable to the Financial Regulator.

      The Central Bank and Financial Services Authority of Ireland Act, 2003 was implemented on 1st May 2003. This Act brings under one supervisory umbrella all of the financial services activities in Ireland. The Financial Regulator is a constituent part of the Central Bank and Financial Services Authority of Ireland (the Authority) but has no responsibility either for contributing to the stability of the financial system or promoting the efficient and effective operating of payment and settlement systems (the responsibility of the Authority) or for holding and managing the foreign reserves of Ireland, promoting the efficient and effective operations of settlement systems or for the performance of functions imposed on the Authority under the Rome Treaty or the European System of Central Banks Statute (the sole responsibility of the Governor of the Authority). By contrast, the Financial Regulator is entrusted with the supervisory activities of the former Central Bank of Ireland. Two particular features of the Central Bank and Financial Services Authority of Ireland Act, 2003 should be noted. First, it established as a separate function the office of the Consumer Director with particular responsibility for the administration of the Consumer Credit Act, 1995, and the consumer protection provisions of other supervisory enactments. The Consumer Credit Act had been administered by a separate office, the Director of Consumer Affairs, since that Act’s implementation on 13th May 1996. Second, it established the Irish Financial Services Appeal Tribunal which will hear and determine appeals under any of the designated enactments or statutory instruments referred to above that have the effect of imposing a sanction or liability on any person. The provisions relating to the Irish Financial Services Appeal Tribunal became effective on 1 August 2004.
      All Irish licensed banks are obliged to draw up and publish their annual accounts in accordance with the European Communities (Credit Institutions: Accounts) Regulations, 1992 (as amended by the European Community (Credit Institutions) (Fair Value Accountancy) Regulations 2004. Subject to the provisions of the 1992 Licensing Regulations relating to mutual recognition of credit institutions authorised elsewhere in the EU, the Central Bank Act, 1971 (as amended) (the 1971 Act) restricts the carrying-on of banking business in Ireland to holders of licenses granted under the 1971 Act. The 1971 Act stipulates that license holders must maintain a minimum deposit with the Authority. The Financial Regulator has a qualified discretion to grant or refuse a license and may attach conditions to any licenses granted. Bank of Ireland holds a license granted under the 1971 Act and no conditions imposed under the 1971 Act have been attached to them. The Financial Regulator, after consultation with the Minister for Finance, may revoke a license under certain circumstances specified in the 1971 Act.
      The Financial Regulator has statutory power to carry out inspections of the books and records of license holders and to obtain information from license holders about their banking and bank-related business. Pursuant to this power, the Financial Regulator carries out regular review meetings and periodically inspects licensed banks. The Financial Regulator is also empowered by law to obtain information from license holders about their banking and bank-related business.
      The Financial Regulator may also prescribe ratios to be maintained between, and requirements as to the composition of, the assets and liabilities of licensed banks, to prescribe maximum interest rates permitted to be charged and to make regulations for the prudent and orderly conduct of banking business of such banks. The 1992 Licensing Regulations set forth minimum start-up and ongoing capital requirements for banks licensed by the Regulator and require applicants for a license to notify the Financial Regulator of the identity of certain shareholders and the size of their holdings in the applicant. The Financial Regulator also sets requirements and standards from time to time for the assessment of applications for licenses. The most recent requirements and standards were published initially in the Quarterly Review of the Central Bank of Ireland, Winter 1995, have been updated regularly and are non-statutory requirements which are applied by the Financial Regulator to credit institutions as a supplement to the statutory requirements referred to generally in this section but do not purport to interpret or refer comprehensively to the statutory provisions applicable to credit institutions.
      The Group is also subject to EU Directives relating to capital adequacy, and in the area of monitoring and control of large exposures. These EU Directives, which have been implemented in Ireland by way of administrative notice, were codified into a single text by Directive 2000/12/ EC of March 20, 2000 (the EU Codified Banking Directive).
      The Group’s operations in overseas locations are subject to the regulations and reporting requirements of the regulatory and supervisory authorities in the overseas locations with the Financial Regulator having overall responsibility for their regulation and supervision. The Financial Regulator is required to supervise the Group on a consolidated basis, i.e., taking account of the entire Group activities and relationships.
      Licensed banks must notify their existing fees and charges and related terms and conditions, and any changes therein from time to time to the Consumer Director of the Financial Regulator, who can direct that no fees, charges or increases or changes therein be made without his or her approval.
      All credit institutions are obliged to take the necessary measures to counteract money laundering effectively in accordance with the Criminal Justice Act, 1994 (as amended) and the Guidance Notes for Credit Institutions, which were issued with the approval of the Money Laundering Steering Committee. Revised guidance notes were issued in 2003.
      Under the European Communities (Deposit Guarantee Schemes) Regulations, 1995 (as amended) the Financial Regulator also operates a statutory depositor protection scheme to which both licensed banks (including the Issuer) and building societies are required to make contributions amounting to 0.2 per cent of their total deposits. The maximum level of compensation payable to any one depositor is 90 per cent. of the aggregate deposits held by that depositor subject to a maximum compensation of €20,000.
      In 2001 the Central Bank issued a Code of Practice for Credit Institutions (setting down standards of good banking practice to be followed by banks in their dealings with consumers), a Code of Conduct for Investment Business Services of Credit Institutions and advertising requirements applicable to Credit Institutions.
      Under the Central Bank and Financial Services Authority of Ireland Act 2004, some of the provisions of which came into force on August 1, 2004, provision is made for the establishment of a financial services ombudsman’s bureau and a financial services ombudsman council. That Act also sets out the functions and powers of that council and bureau, respectively, and establishes consultative panels to advise the Financial Regulator on matters relating to its statutory functions. Provision is also made for the auditing and accounts of and compliance statements by financial service providers regulated by the Financial Regulator (including Institutions and licensed banks) and for the holding of inquiries and enforcement of legislative requirements against financial service providers.
UNITED KINGDOM
      In respect of its banking operations in Northern Ireland and Britain, Bank of Ireland has the status of “European institution” under the UK Banking Coordination (Second Council Directive) Regulations 1992 (the UK 2BCD Regulations) and is entitled to carry on in the United Kingdom any of the listed activities in the Second Banking Co-ordination Directive which it is authorised to carry on in Ireland.
      The powers of the UK Financial Services Authority (FSA) in relation to European institutions are less extensive than those in relation to UK institutions because, pursuant to the principle of “home country” control incorporated in the Second Banking Co-ordination Directive, the Financial Regulator, as the competent authority in Ireland, has primary responsibility for the supervision of credit institutions incorporated in Ireland. The FSA, however, has a specific responsibility to cooperate with the Financial Regulator in ensuring that branches of European credit institutions from Ireland maintain adequate liquidity in the United Kingdom. The FSA also has the responsibility to collaborate with the Financial Regulator in ensuring that Irish credit institutions carrying on activities listed in the Second Banking Co-ordination Directive in the United Kingdom take sufficient steps to cover risks arising from their open positions on financial markets in the United Kingdom. In addition, it has the power to make rules about the conduct of financial business in the UK by European institutions. For example, in relation to deposit taking, it has made rules about the approval of advertisements, the handling of complaints and the avoidance of money laundering.
      Under the UK 2BCD Regulations, the FSA is empowered in specified circumstances to impose a prohibition on, or to restrict the listed activities of, a European institution. Consistent with the allocation of supervisory responsibilities in the Second Banking Co-ordination Directive, the FSA would usually exercise its power only after consulting the Authority, which, inter alia, expresses willingness of the respective authorities to exchange information in order to facilitate the effectiveness of the supervision of credit institutions in the European Union. It also provides for the exchange of information in crisis situations and in cases where the authorities become aware of contraventions of the law by institutions covered by the Second Banking Co-ordination Directive operating in their territory. The FSA can also enforce its conduct of business rules and has certain other enforcement powers under UK legislation.
      Because Bank of Ireland has established a place of business in England, it is subject to the provisions of the UK Companies Act 1985, which affect overseas companies. Equally, on account of its having established a place of business in Northern Ireland in connection with its operations there, Bank of Ireland is subject to the provisions of Part XXIII of the Companies (Northern Ireland) Order 1986 which apply to companies incorporated outside Northern Ireland which have established a place of business in Northern Ireland.
      In respect of its banking operations in Northern Ireland, Bank of Ireland is empowered under the Bank of Ireland Act, 1821 to issue bank notes as local currency, and is subject to the provisions of the Bankers (Northern Ireland) Act, 1928, the Bank of Ireland and Subsidiaries Act, 1969 and the Financial Services and Markets Act, 2000 in respect thereof.
      In addition to the role of the FSA in relation to the Group as a European Institution described above, the FSA is also the home country regulator of a number of the Group’s UK incorporated subsidiaries. These include Bristol & West plc (an authorised bank and successor to Bristol & West Building Society) and Bank of Ireland Home Mortgages. Since December 1, 2001 the FSA’s power and responsibilities derive from the Financial Services and Markets Act 2000 (“FSMA”), which gave effect to a major overhaul of the regulatory system in the UK. The scope of the FSMA was extended in 2004 to include retail mortgage lending and general insurance intermediation, and relevant Group subsidiaries have been authorised or had their permissions extended where appropriate. In January 2005 Post Office Limited became an appointed representative of Bristol & West plc in respect of its activities in relation to the Post Office Financial Services Joint Venture with Bank of Ireland.
      The FSA’s basic method of supervising banks involves the regular reporting of statistical information and a regular set of returns giving balance sheet and consolidated statement of income and data, material on the maturity structure of assets and liabilities, sectoral analysis of business and details of concentration of risk in assets and deposits. Review meetings are held by the FSA with the management of regulated firms. Under the risk-based approach introduced in 2001 (ARROW) the FSA’s supervision of banks is based on a systematic analysis of the risk profile of each bank. The FSA also publishes requirements it expects banks to meet on matters such as capital adequacy, limits on large exposures to individual entities and groups of closely connected entities and liquidity.
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
      Various members of the Group hold licences from the UK Director General of Fair Trading under the UK Consumer Credit Act, 1974 in relation to regulated consumer credit lending and mortgage broking. The Director General of Fair Trading has certain powers in relation to these activities.
THE IRISH ECONOMY
      Ireland is a small open economy with a population of 4.0 million people. It was a founding member of the European Monetary System in 1979 and was in the first group of countries to participate in the European Monetary Union in 1999. Total Gross Domestic Product (GDP) in the calendar year 2004 was €147 billion and is estimated by the Government that it will be €158 billion in the calendar year 2005. The Irish economy has expanded very strongly over the past decade, with real GDP growth averaging 7.7% per annum between 1994 and

2004. Growth has been broadly based, with consumption, investment and external trade all making a strong contribution over the period.
      The growth of the Irish economy began to slow in 2001, largely due to a deceleration in export growth a fall in business spending, and slower consumption growth. Public consumption grew strongly, partially offsetting these effects, particularly as this manifests itself as a strong increase in public sector employment, which underpinned overall demand and the housing market. Residential construction also expanded strongly. The economy as a whole began to pick up momentum again in the latter half of 2003, reflecting the global recovery, and grew by 4.5% in 2004, with the consensus growth forecast for 2005 of at least 5%.
      Employment held up well when growth slowed and has picked up momentum again, rising by 3% in 2004. Consequently, the unemployment rate has fallen, declining to 4.2% in the first quarter of 2005. Inflation too has declined, averaging 2.2% in 2004, in line with the euro area norm, against a broad 4%-6% range from 2000 to 2003.
Item 5     OPERATING & FINANCIAL REVIEW AND PROSPECTS
Overview
      In the year to March 31, 2005 the Group reported profit on ordinary activities before tax and exceptional items of €1,333 million, an increase of 5.2% on the previous year. Alternative earnings per share (which excludes goodwill amortisation and exceptional items) of 114.2 cent increased by 7%. The Group paid a final dividend of 29.0 cent, which, combined with the interim dividend of 16.6 cent, represents a total dividend of 45.6 cent, an increase of 4.2 cent or 10% year on year.
      Profit before taxation, at €1,321 million, compares with €1,170 million for the previous year and is after the exceptional charge of €12 million arising from the profit on sale of EuroConex, implementation costs of Business Improvement Plan in UKFS, cost of restructuring UK IFA business, write off of goodwill associated with Venson, provision of €117 million relating to the Group’s Strategic Transformation Programme and a special release of €100 million of loan loss provisions. Profit after tax for the same period increased by 12% to €1,080 million.
      Return on average stockholders’ equity, excluding exceptional items was 22%, the twelfth consecutive year in which the Group has achieved ROE in excess of 20%.
      In the year to March 31, 2004, the Group reported profit on ordinary activities before tax and exceptional item of €1,267 million, an increase of 8% on the previous year. Profit after taxation for this same period increased by 13% to €962 million. Total average earning assets increased by 9.3% to €80.7 billion. The return on average total assets was 1.1% and return on average stockholders funds was 23.7%.
CRITICAL ACCOUNTING POLICIES
      The Group’s financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of Ireland. In preparing these accounts, management are required to select suitable accounting policies and make judgements and estimates that are reasonable and prudent. Full details of the significant accounting policies and estimation techniques adopted in the preparation of the 2005 accounts are set out on pages F-12 to F-17. Information as to the expected impact of International Financial Reporting Standards are outlined in pages 84-86.
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
      Following a detailed review of loan loss allowances, a special release of €100 million was effected in the current year thereby reducing the overall level of loan loss allowances held.
      At March 31, 2005, the Group held provisions for bad and doubtful debts of €319 million against total loans and advances to customers of €80,236 million. The Group considers that the provisions for bad and doubtful debts at March 31, 2005 were adequate based on information available at that time. However, actual losses may differ as a result of changes in collateral values, the timing and amounts of cash flows or other economic events. Interest is accrued on loans and advances unless its receipt is in significant doubt.
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
Goodwill
      In accordance with Financial Reporting Standard 10, “Goodwill and Intangible Assets”, goodwill on acquisitions after April 1, 1998 is capitalised as an asset on the balance sheet and amortised to the profit and loss account over its estimated useful economic life. Of the €316 million of unamortised goodwill at March 31, 2005 €145 million related to Iridian, which is being amortised over its estimated useful life of 15 years and €110 million related to Post Office Financial Services, which is being amortised over its estimated useful life of 10 years and €53 million related to Burdale amortised over its estimated useful life of 20 years.
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
Fair Value of Financial Instruments
      Some of the Group’s financial instruments are carried at fair value, including both derivatives and debt securities held for trading purposes. Financial instruments entered into as trading transactions, together with associated hedging thereof, are measured at fair value with the resulting profit or loss included in dealing profits.
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
Debt Securities
      Debt securities held for trading purposes are valued at fair values using market values where available. Where market values are not available, in the case of “unlisted securities” fair values are represented by the use of other means such as price quotations for similar investments, or pricing models. At March 31, 2005 “unlisted securities” represented 28% of the total portfolio of debt securities held.
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

LIQUIDITY AND CAPITAL RESOURCES
      The Group’s overall liquidity policy and control is the responsibility of the asset and liability committee (“ALCO”) and is managed by Global Markets to ensure that the Group can meet its current and future re-financing needs at all times and at acceptable costs. The Group believed that its liquidity position was strong at March 31, 2005. Bank of Ireland is currently unaware of any terms, conditions or circumstances that could significantly impair the Group’s ability to raise short or long-term funding.
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
      A significant part of the liquidity of the banking businesses in Ireland and the United Kingdom arises from their ability to generate customer deposits. A substantial proportion of the customer deposit base is made up of current and savings accounts, which, although repayable on demand, have traditionally provided a stable source of funding. These customer deposits are supplemented by the issue of subordinated loan capital and wholesale funding sources in the capital markets, as well as from direct customer contracts. Wholesale funding sources include deposits taken on the inter-bank market, certificates of deposit, sale and repurchase agreements, Commercial Paper Programmes, a Euro Medium Term Note programme and the Mortgage Covered Securities Programme.
      Monitoring and reporting take the form of cash flow measurement and projections for the next week and month as these are key periods for liquidity management.
      The ability to sell assets quickly is also an important source of liquidity to BOI Group’s banking business. BOI Group holds sizeable balances of marketable treasury and other eligible bills and debt securities which could be disposed of to provide additional funding should the need arise.
      The following table sets out the amounts and maturities of the Group’s contractual cash obligations at March 31, 2005.

		Between	Between
	Within	one and	two and	Over five
	one year	two years	five years	years	Total

	€m	€m	€m	€m	€m
Longterm debt — dated	—	—	—	2,106	2,106
Debt securities in issue	15,974	2,127	419	2,019	20,539
Securitisation vehicles	328	—	—	188	516
Operating leases	52	97	79	602	830
Capital commitments	10	—	—	—	10
      In addition, the Group takes deposits and other liabilities in the normal course of its banking business. The maturity of deposits by banks is given in Note 25, customer accounts in Note 26 and debt securities in issue in Note 27 to our Consolidated Financial Statements.
Capital Resources
      As at March 31, 2005, Bank of Ireland Group had €1,980 million of Undated Loan Capital and €2,106 million of Dated Loan Capital, a total of €4,086 million in aggregate subordinated liabilities. Of the Dated Loan Capital €1,358 million is repayable in five or more years. The cost and availability of subordinated debt are influenced by credit ratings. A reduction in the ratings assigned to the Group’s securities could increase financing costs and reduce market access. The credit ratings of Bank of Ireland Group at August 1, 2005 are as follows:

Senior Debt

Moodys	Aa3
Standard & Poor’s	A+
Fitch	AA-
      These credit ratings are not a recommendation to buy, hold or sell any security and each rating should be evaluated independently of every other rating. These ratings are based on current information furnished to the rating agencies by Bank of Ireland and information obtained by the rating agencies from other sources. The ratings are accurate only as of August 1, 2005 and may be changed, superseded or withdrawn as a result of changes in, or unavailability, of such information.
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
      Bank of Ireland Group uses SPV’s in the ordinary course of business, primarily to provide liquidity and to facilitate customer transactions.

•	The most common form of SPV in a banking context is a securitisation. This involves the acquisition of financial assets by the SPV that are funded by the issuance of securities to external investors which have cash flows different from those of the underlying instruments. The repayment of these securities is determined by the performance of the assets acquired. The Group has used SPVs to securitise some of its lending portfolio and continues to administer the loans for which it receives fees and income. Further information relating to the Group’s securitisation programme is given in Note 15 and Note 17 to our Consolidated Financial Statements.

•	Bank of Ireland provides investment advisory services and a liquidity facility to a company involved in a commercial paper conduit program. The company purchases publicly rated marketable investment securities with initial minimum ratings of Aa3/ AA- by Moody’s/ S&P. The company funds the purchase of the securities by way of an uncommitted loan from a Delaware incorporated company (known as a multi-seller conduit) which in turn issues commercial paper to investors in the US and European commercial paper markets. A US bank administers the day-to-day operations of the company and the multi-seller conduit. The US bank is also responsible for arranging the issuance of the commercial paper by the multi-seller conduit. The Bank does not sell its own assets to this company. The commercial paper issued by the multi-seller conduit is rated P-1/ A-1/ F1 by Moody’s/ S&P/ Fitch.

As of March 31, 2005, the Group had an outstanding undrawn liquidity facility to the company amounting to US$817.2 million. Based on the company acquiring further high quality publicly rated marketable investment securities (with initial minimum ratings of Aa3/ AA- by Moody’s/ S&P), the liquidity facility provided by the Group to the company could increase to a current maximum of US$1.03 billion. The Group’s maximum exposure to loss, in the highly unlikely event of non-performance of the entire portfolio of assets in the company, is represented by the contractual amount of the facility.

•	As part of its normal lending activities, an SPV may be used to fund the purchase or construction of specific assets, typically property or equipment. This is common in the banking industry as it enables the customer to minimise its funding cost while facilitating the bank in minimising its collateral risk. Any financing relationships are entered into at arms length prices and subject to the Group’s normal credit underwriting standards. In the case of Bank of Ireland, all of these types of entities are fully consolidated and the exposures arising from such lending and/or leasing is included in loans and advances to customers, while exposures in the form of guarantees or undrawn credit lines are included within commitments.

Contingent Liabilities and Commitments	Total

€m
Acceptances	34
Guarantees	1,268
Other contingent liabilities	643

Total contingent liabilities	1,945

Other commitments	29,296

Total contingent liabilities and commitments	31,241

      Lending commitments are agreements to lend to customers in accordance with contractual provision; these are either for a specified period or, as in the case of credit cards and overdrafts, represent a revolving credit facility which can be drawn down at any time, provided that the agreement has not been terminated. The total amounts of unused commitments do not necessarily represent future cash requirements, in that commitments often expire without being drawn upon.
ANALYSIS OF RESULTS OF OPERATIONS
Results of Operations — Group Analysis
      The following is a discussion and analysis of the results of operations of the Group by nature of income and expense.
Group Income Statement

	For the Financial Year Ended
	March 31,

	2005	2004	2003

	(in € millions)
Net interest income	1,898	1,744	1,729
Other income(1)	1,321	1,263	1,210
Operating expenses	1,807	1,654	1,662
Provision for loan losses	79	86	100

Income before exceptional items	1,333	1,267	1,177
Exceptional items(2)	(12)	(97)	(164)

Income from ordinary activities before taxation	1,321	1,170	1,013

(1)	Includes income from associated undertakings.

(2)	Details on the exceptional items are given in Note 7, Note 9 and Note 16.

Net Interest Income
      The following table shows net interest income for each of the three years ended March 31, 2005:

	For the Financial Year Ended
	March 31,

	2005	2004	2003

	(in € millions)
Interest receivable	4,179	3,631	3,691
Interest payable	2,281	1,887	1,962

Net interest income	1,898	1,744	1,729

      The principal factors affecting the level of net interest income earned by the Group are the volume of interest earning assets and the spread earned on those assets. In the year ended March 31, 2005, the level of interest earning assets increased significantly, which offset the effect of the decline the Group’s net interest margin to 2.01% on a tax equivalent basis.
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
Financial Year ended March 31, 2005 compared to financial year ended March 31, 2004
      Group net interest income increased by €154 million or 9% to €1,898 million reflecting strong growth in average earning assets in the year which more than offset a decline in the Group net interest margin of 20 basis points to 2.01% (2004: 2.21%).
      Average earning assets increased by 18% or €14 billion to €95 billion due to higher levels of average loans and advances to customers in the Republic of Ireland and in the UK. On a constant currency basis the increase in average earning assets was 17%.
      The Group net interest margin declined by 20 basis points to 2.01%. The domestic margin was down 19bps on the prior year as the change in balance sheet funding mix to accommodate the growth in assets and low interest rate environment continue to impact the domestic margin with some margin pressure arising from competition. The foreign margin was 22bps lower with the continued back book re-pricing of residential mortgages in the UK being the key driver.
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

      The following tables set forth yield, spreads and margins, prevailing average interest rates and average interest earning assets for each of the three years ended March 31, 2005:

	For the Financial Year
	Ended March 31,

	2005	2004	2003

	(percentages)
Gross yield(1)	4.4	4.5	5.0
Interest spread(2)	1.8	1.9	2.0
Net interest margin(3)	2.0	2.2	2.3
Net interest margin, tax equivalent basis(4)	2.0	2.2	2.4
Domestic net interest margin, tax equivalent basis(4)	2.2	2.4	2.7
Foreign net interest margin, tax equivalent basis(4)	1.7	1.9	2.0

(1)	Gross yield represents the average interest rate earned on interest-earning assets.

(2)	Interest rate spread represents the difference between the average interest rate earned on interest-earning assets and the average interest rate paid on interest-bearing liabilities.

(3)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

(4)	Net interest margin on a tax equivalent basis includes an adjustment to reflect tax benefits received by the Group in return for tax-based lending at rates below market rates. The net interest margin is reduced as a result of such lending activity and this tax equivalent adjustment reflects the tax savings associated with such activity. (Further details can be seen in Note (8) on page 13).
Average Interest Earning Assets

	For the Financial Year
	Ended March 31,

	2005	2004	2003

	(in € billions)
Group	95.2	80.7	73.8
Domestic	57.5	47.9	42.8
Foreign	37.7	32.8	31.0

	For the Financial Year
	Ended March 31,

	2005	2004	2003

	(percentages)
Ireland
European interbank offered rate:
One month Euribor	2.13	2.05	2.61
Three month Euribor	2.18	1.99	2.56
United Kingdom
London interbank offered rate:
One month	4.87	4.19	3.71
Three month	4.98	4.38	3.66
United States
Prime Rate	5.75	4.00	4.25

Other Income
      The following table sets forth other income for each of the three years ended March 31, 2005.

	For the Financial Year Ended
	March 31,

	2005	2004	2003

	(in € millions)
Dealing profits	66	73	85
Contributions from life assurance business	161	177	116
Fees and commissions	1,001	934	871
Other operating income	47	50	116

	1,275	1,234	1,188
Income from associated undertakings and joint ventures	46	29	22

Total	1,321	1,263	1,210

Financial year ended March 31, 2005 compared to March 31, 2004.
      Other Income has increased to €1,275 million, an increase of 3% on the prior year. Strong fee income growth in Corporate Banking, an excellent performance from Davy together with increased sales of Group products in Retail Financial Services Ireland underpinned strong core growth within the Group. The prior year had the benefit of an additional €29 million income in the Life business due to a discount rate change and higher investment gains due to a better stock market performance. The challenges facing BIAM have also had an impact, with other income falling €14 million in the year to March 2005 against the prior year.
      Income from associated undertakings and joint ventures increased by €17 million to €46 million with First Rate joint venture performing very strongly during the year.
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
Operating Expenses
      The following table sets forth operating expenses for each of the three years ended March 31, 2004.

	For the Financial Year Ended
	March 31,

	2005	2004	2003

	(in € millions)
Staff expenses	1,016	965	955
Other administrative expenses	605	506	525
Depreciation and goodwill amortisation	186	183	182

Total	1,807	1,654	1,662

Average staff headcount (full time equivalent)	16,960	17,540	18,214

Financial year ended March 31, 2005 compared to financial year ended March 31, 2004.
      Operating expenses increased by €153 million to €1,807 million. An increase in staff costs of 5% was largely due to wage inflation and performance-related payments. The increase in other costs resulted from an increase in compliance spend and higher investment costs to improve operating efficiency and a high level of start up related costs. The Group’s cost income ratio for the year was 55%.
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
Provisions for Loan Losses
      The following table sets forth the provisions for loan losses for each of the three years ended March 31, 2005. The Group’s procedure for determining provisions for loan losses is described under Item 11 “Quantitative and Qualitative Disclosures about Market Risk — Risk Management and Control — Credit Risk — Provisions and Allowances for Loan Losses”.

	For the Financial Year Ended
	March 31,

	2005	2003	2004

	(in € millions)
Provision for bad and doubtful debts	79	86	100
As a percentage of average total loans	0.11%	0.14%	0.18%
Financial year ended March 31, 2005 compared to financial year ended March 31, 2004.
      Asset quality remains strong. The charge for loan losses was €79 million for the year, a reduction of €7 million over the preceding period and represents 11bps of average lending. Balances under Provision stood at €335 million at March 31, 2005 (€375 million at 31 March 2004). Total provisions at March 31, 2005 stood at €319 million following a special writeback of €100 million (€472 million at March 31, 2004). The coverage ratio stands at 95% compared with 126%, the reduction being attributable to the release of €100m loan loss writeback.
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
Exceptional Items
      In the year to March 31, 2005, the exceptional items represent the following:

•	Profit of €31 million on the sale of the Group’s 50% shareholding in EuroConex Technologies Limited to Nova EuroConex Holdings BV, a subsidiary of US Bancorp, on June 29, 2004.

•	Implementation costs of €10m associated with the UKFS Business Improvement Programme.

•	Restructuring of the UK IFA Businesses

—	On March 18, 2005, the Group completed the sale of Chase de Vere Financial Solutions plc and Moneyextra Mortgages Limited to AWD plc, part of AWD Holdings AG. The sale proceeds were €28.4 million (£19.4 million), which after charging for certain costs and provisions associated with the disposal, has resulted in a net loss on disposal of €20.0 million (£13.7 million).

—	Provisions released following the exit from leases €8m.

•	The write off of goodwill associated with Venson for the impairment of certain assets amounted to €4 million.

•	The provision of €117m relating to the Group’s Strategic Transformation Progamme includes severance related expenditure together with other implementation costs, which has been provided for in accordance with Financial Reporting Standard 12 “Provisions, Contingent Liabilities and Assets”. Of the provided amount, in excess of €80m is expected to be expended in the 2005/ 06 financial year although actual expenditure timing is uncertain. Further expenditure, in addition to the current provision, is expected to be incurred in 2005/ 06 and in future years.

•	A special release of €100 million of loan loss provisions has been made following a review of the loan loss provision in light of the favourable economic conditions and the strong quality of assets.
      In the year ended March 31, 2004, the exceptional items represent the following:

•	the net proceeds of €36 million on the sale of our share in the alliance between Bank of Ireland Securities Services and State Street Bank,

•	the write-off of the remainder of the goodwill associated with Chase de Vere of €93 million together with some provisions of €22 million for the impairment of certain assets in the IFA business.

•	additional costs of €4 million incurred in relation to restructuring undertaken in previous years.

•	implementation costs of €14 million associated with the UKFS Business Improvement Programme.
      The exceptional charge of €164 million in the year to March 31, 2003 related to the exit from two businesses, Active Business Services (€12 million) and PS Information Resource (Irl) Ltd (€9 million) and the costs associated with the rationalisation of the UK advice-based businesses (€143 million).

Taxes
      The following tables set forth a reconciliation of taxes chargeable at the statutory Irish corporation tax rate and the Group’s effective tax rate for each of the three years ended March 31, 2005. The effective tax rate is obtained by dividing taxes by profit on ordinary activities before tax and exceptional items.

	For the Financial Year Ended
	March 31,

	2005	2004	2003

	(in € millions, except percentages)
Average statutory corporation tax rate(1)	12.5%	12.5%	15.125%

Profit on ordinary activities before tax multiplied by the weighted standard rate of Corporate tax in Ireland	165	146	153
Effects of:
Levy on certain financial institutions	26	26	7
Foreign earnings subject to different rates of tax	50	34	11
Non-deductible goodwill impairment	3	30	33
Tax exempted income and income at a reduced Irish tax rate	(23)	(44)	(63)
Capital allowances less than/ (in excess of) depreciation	2	(5)	(7)
Other deferred tax timing differences	(28)	(8)	18
Prior year adjustments	5	(6)	4
Share of associated undertakings and joint ventures	(6)	(4)	(5)
Other adjustments for current tax purposes	5	17	14

Current tax charge	199	186	165

Effective Tax Rates(2)	18.2%	17.8%	16.1%

(1)	For 2003, the average statutory rate reflected the reduction in the statutory rate from 16% to 12.5%, effective January 1, 2003.

(2)	The tax charge for the year, at an effective rate of 18.2% is higher than the standard Irish Corporation Tax rate mainly because of higher tax rates in other jurisdictions, and the levy on certain financial institutions which was introduced in December 2002.
Financial year ended March 31, 2005 compared to financial year ended March 31, 2004
      The tax charge for the year at an effective rate of 18.2% was higher than the corresponding year mainly because of higher profits in foreign jurisdictions.
Financial year ended March 31, 2004 compared to financial year ended March 31, 2003
      The effective tax rate increased from 16% to 18% as a result, inter alia, of the above mentioned levy on Group profits: the year ended March 31, 2004 included a charge of €26 million for this levy, the corresponding period in the previous year included a charge of €7 million.
Results of Operations — Business Analysis
      Set out below is a discussion and analysis of the Group’s income before tax for the three years ended March 31, 2005. The discussion includes reference to the contributions to income before tax in addition to total assets, by business class.

      The following tables set forth the Group’s income before tax by business class for each of the years in the three year period ended March 31, 2005 and total assets by business class as at the end of each year.

	At and for the Financial Year Ended
	March 31,

	2005	2004	2003

	(in € millions)
Income Before Tax
Retail Republic of Ireland	490	419	390
Bank of Ireland Life	135	147	87
Wholesale Financial Services	407	371	367
UK Financial Services	388	373	359
Asset Management Services	115	125	113
UK Post Office Financial Services	(55)	(3)	—
Group and Central	(128)	(115)	(85)
Tax-equivalent adjustment(1)	(19)	(50)	(54)

Income from ordinary activities before exceptional items	1,333	1,267	1,177
Exceptional items	(12)	(97)	(164)

Income before taxation	1,321	1,170	1,013

Assets
Retail Republic of Ireland	57,609	36,324	29,261
Bank of Ireland Life	8,977	7,401	5,728
Wholesale Financial Services	100,369	60,328	50,530
UK Financial Services	42,836	38,716	32,841
Asset Management Services	2,980	1,606	1,611
UK Post Office Financial Services	213	—	—
Group and Central	17,744	10,110	7,416

Total(2)	230,728	154,485	127,387

(1)	The Group undertakes tax based transactions at rates which differ from normal market rates in return for tax relief arising from various incentives and reliefs. To assist in making valid comparison of pre-tax performance, the analysis of business unit performance is grossed up.

(2)	Total Assets include intra-group items of €104,264m (2004: €48,054 million, 2003: €38,084 million).
Financial year ended March 31, 2005 compared to financial year ended March 31, 2004.
Retail Republic of Ireland
      Pre-tax profits in the Republic of Ireland increased by €71 million or 17% to €490 million. This was an excellent performance reflecting strong income growth, good cost control and satisfactory asset quality.
      The continuing strength of the Irish economy and our competitive capability in the domestic market resulted in excellent growth in volumes and product sales as well as market share gains.
      Lending volumes grew strongly, rising by 24%. The mortgage market remained buoyant through the year and our year-end mortgage balances were up 27%. Growth in other lending accelerated as the year progressed and balances were up 21% at the year end, with lending to the business sector higher by 23%. Resources volumes performed very well with year-end growth of 12%, and market share increasing.
      Net interest income rose by 12%. Net interest margin contracted by 34 basis points. This was partly due to some narrowing of product margins but mainly reflected rapid balance sheet growth and associated higher wholesale borrowings together with the impact of the low interest rate environment on liability spreads.

      Non-interest income rose by 5% with foreign exchange and other fee income being significant contributors to the growth. Total Income increased by 10% over the corresponding period. The loan loss charge was €2 million lower than in the previous year, and as a percentage of advances was down 5bps at 18bps. Costs rose by 7%. Higher salary, depreciation and information technology costs were partly offset by savings in other areas.
Bank of Ireland Life
      Bank of Ireland Life, the Group’s life and pensions business, recorded a strong performance in the financial year. Operating profits grew by 17% due to good sales growth, with market share increasing by 3% to 24% based on industry new business returns. Profit before tax was lower than the prior year due to a lower investment variance and the impact of a change in the discount rate on the prior year outturn.
      Bank of Ireland Life results are summarised below:

	March 31,	March 31,
	2005	2004

	€m	€m
New business contribution	59	51
Profit from existing business
— expected return	59	54
— experience variances	18	14
— operating assumption changes	4	5
Return on shareholder funds	5	8
Less inter-company payments	(26)	(30)

Operating profit	119	102
Investment variance	16	26
Effect of economic assumption changes	—	19

Profit before Tax	135	147

      The growth in the new business contribution reflects strong new business volumes, allied to a tight focus on cost management. Bank of Ireland Life is continuing to invest in its core IT platforms to ensure it maintains its strong competitive position.
      The positive experience variances reflects the better than expected embedded value assumptions.
Wholesale Financial Services
      Profit before tax for the year to March 2005 of €407 million was 10% ahead of the previous year. The Division has benefited from significant growth in lending volumes and fee based income, in addition to another strong performance by First Rate Enterprise’s Joint Venture with the UK Post Office.
      Income (including share of Joint Venture) is 11% ahead, with cost growth higher at 13%, reflecting investment costs in our domestic and international businesses. These include the costs of hiring extra revenue generating personnel in Corporate Banking, Global Markets and Davy and other initiatives including the ACS (covered bond) programme. Credit quality is strong, with the loan loss charge expressed as a percentage of average lending volumes, at 26bps, the same level as last year.
      Corporate Banking reported an excellent result, buoyed by strong lending growth and fee income. This reflects our strong franchise in the domestic corporate banking market, and our chosen niche international markets, including acquisition finance and project finance.
      Corporate Banking’s results include three months contribution from Burdale Financial Holdings Limited (“Burdale”), a leading UK based lender offering comprehensive asset-based lending facilities to mid-corporates in the UK, Continental Europe and the U.S. Burdale was acquired in early January 2005 and has been fully integrated into Corporate Banking.

      Trading conditions for Global Markets have been challenging and the business reported a good performance, underpinned by increased customer business. Davy has enjoyed an excellent year.
UK Financial Services
      Pre-tax profits in UKFS increased from €373 million to €388 million, an increase of 4%.
      (For ease of comparison the numbers below are in local currency.)
      Profit before tax and exceptional items at £265 million for the year to March  31, 2005 is 2% higher than the previous year.
      The loan book growth was strong across the Division, up 12% to £25 billion, while resources increased by 2%. Total income was 2% lower, primarily as a result of tighter margins resulting from the mortgage back book re-pricing and challenges in Chase de Vere and the Bristol & West branch network. The results include a release of £10 million from the non designated specific provision (NDSP) arising on the transfer of the commercial asset book to another part of the Bank of Ireland Group. Costs were flat and were tightly controlled through the Business Improvement Programme, which has exceeded expected cost savings for the year.
      Profits in the mortgage business decreased year on year as a result of back book re-pricing. The loan book increased by 9% during a year when the introduction of new mortgage regulation impacted the writing of new business. The quality of the mortgage book remains very strong, and arrears across all sectors continue to run at lower levels than the industry average.
      Business Banking profits increased by 19% reflecting strong growth in volumes and includes the benefit of the £10m release of the NDSP. Loan book growth of 19% has been achieved whilst maintaining strong asset quality standards. Resource balances have increased 8% over the previous year.
      Our strategy in Consumer Banking is now focused on developing the full potential of our investment in the UK Post Office Financial Services venture. The sale of the financial advice business, Chase de Vere, was concluded in March 2005, and agreement has been reached to transfer the Bristol & West network, Direct Savings Centre and associated savings book to Britannia Building Society.
Asset Management Services
      The Asset Management Services division, which incorporates the Group’s asset management and securities services businesses, saw pre-tax profits fall by 8% to €115 million over the same period last year.
      BIAM experienced specific challenges relating to the relative investment performance of specialist North American EAFE equity mandates with consequent client losses. Assets under management in BIAM fell to €46.9 billion at March 31, 2005 compared to the prior year level of €57.5 billion, a decrease of €10.6 billion.
      Assets under management in Iridian increased by 5% to $10.3 billion at March  31, 2005 and the company’s relative investment performance continues to be very strong.
      Bank of Ireland Securities Services (BOISS), the custody and fund administration business continues to perform well and experienced strong profit growth over the same period last year.
Group & Central
      Group & Central which comprises earnings on surplus capital, unallocated central & support costs and some small business units had a net cost in the year to March 31, 2005 of €128 million, compared to €115 million for the corresponding period.
      Total Income is in line with last year, with higher business income at the centre offset by the funding cost of the Group’s investment in the UK Post Office Financial Services venture, and the additional funding cost of the share buy back programme.
      Total costs are higher due to increased compliance spend together with higher staff costs, and costs associated with business growth.

Financial year ended March 31, 2004 compared to financial year ended March 31, 2003.
Retail Republic of Ireland
      Pre-tax profits in Retail Banking in the Republic increased by €29 million or 7% to €419 million. This was a strong domestic performance reflecting solid growth in income, good cost control and satisfactory asset quality.
      The Irish economy showed some recovery in the year and our strong brand, franchise and distribution capability in the domestic market continued to deliver increased sales of Group products, market share gains and growth in customer numbers.
      Lending volumes rose by 20% with both mortgages and other lending recording strong growth. The mortgage market continued to be buoyant through the year and the Group’s market share increased further, continuing its leadership position in this market, with average balances up 29% on previous year. Non-mortgage lending strengthened through the year and year-end non-mortgage lending balances were higher by 13%, with business lending up 16%.
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
      Bank of Ireland Life results are summarised below:-

	2003/04	2002/03

	€m	€m
New business contribution	51	55
Profit from existing business
— expected return	54	56
— experience variances	14	11
— operating assumption changes	5	(2)
Return on shareholder funds	8	10
Less: intercompany payments	(30)	(29)

Operating profit	102	101
Investment variance	26	(49)
Effect of economic assumption changes	19	35

Profit before tax	147	87

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
      First Rate Enterprises, the Group’s specialist foreign exchange subsidiary, had another growth year helped by further strong results in its joint venture with the UK Post Office.
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
      Other income fell 4%, reflecting weak demand conditions for investment products. Total income rose 1% compared to last year.
      Operating costs reduced 1%, mainly arising from a restructure of Chase de Vere operations. The UKFS division remains on track to deliver a further £30 million cost reductions (in addition to the cost savings of £15 million already achieved in Chase de Vere) over the next two to three years, with the objective of achieving a cost income ratio in the mid to high 40s.

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
      The improvement in global equity markets during the year has positively impacted on the value of assets under management in BIAM and Iridian. Point in time assets under management in BIAM at March 31, 2004 were €57.5 billion compared to €42.7 billion at March 31, 2003 — a rise of 35%, whilst Iridian assets under management increased by 17% to $9.8 billion. BIAM continued its successful geographic expansion with significant appointments particularly in the UK and Japan.
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

AVERAGE BALANCE SHEET AND INTEREST RATES
      The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for each of the three years ended March 31, 2005, 2004, 2003. The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group.

	2005			2004			2003

	Average			Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

			%			%			%
	(in € millions)			(in € millions)			(in € millions)
ASSETS
Loans to banks
Domestic offices	6,834	168	2.5	7,385	171	2.3	6,835	196	2.9
Foreign offices	987	36	3.6	755	26	3.4	406	12	2.9
Loans to customers(1)
Domestic offices	35,812	1,629	4.5	28,987	1,394	4.8	25,140	1,419	5.6
Foreign offices	34,336	1,676	4.9	29,533	1,494	5.0	28,533	1,503	5.3
Central government and other eligible bills
Domestic offices	7	—	—	9	—	—	7	—	—
Foreign offices	—	—	—	—	—	—	—	—	—
Debt Securities
Domestic offices	11,968	361	3.0	8,942	268	3.0	8,132	279	3.4
Foreign offices	1,125	57	5.1	1,453	63	4.3	1,285	65	5.1
Instalment credit
Domestic offices	570	36	6.3	502	35	7.0	451	32	7.1
Foreign offices	1,131	87	7.7	869	61	7.0	708	56	7.9
Finance lease receivables
Domestic offices	2,289	124	5.4	2,043	114	5.6	2,238	126	5.6
Foreign offices	167	5	3.0	194	5	2.4	75	3	4.0
Total interest-earning assets
Domestic offices	57,480	2,318	4.0	47,868	1,982	4.1	42,803	2,052	4.8
Foreign offices	37,746	1,861	4.9	32,804	1,649	5.0	31,007	1,639	5.3

	95,226	4,179	4.4	80,672	3,631	4.5	73,810	3,691	5.0
Allowance for loan losses	(443)			(496)			(485)
Non interest earning assets(2)	21,181			17,447			15,729

Total Assets	115,964	4,179	3.6	97,623	3,631	3.7	89,054	3,691	4.1

Percentage of assets applicable to foreign activities	34.2%			35.4%			36.60%

	2005			2004			2003

	Average			Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

			%			%			%
	(in € millions)			(in € millions)			(in € millions)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits by banks
Domestic offices	18,271	386	2.1	13,946	388	2.8	10,912	353	3.2
Foreign offices	1,245	38	3.1	1,028	34	3.3	1,144	38	3.3
Customer accounts
Demand deposits
Domestic offices	11,488	79	0.7	10,936	124	1.1	10,919	186	1.7
Foreign offices	7,975	316	4.0	8,449	240	2.8	9,628	266	2.8
Term deposits
Domestic offices	11,035	85	0.8	9,640	73	0.8	7,559	87	1.2
Foreign offices	11,397	512	4.5	9,893	504	5.1	10,488	487	4.6
Other deposits
Domestic offices	642	44	6.8	550	39	7.1	1,322	54	4.1
Foreign offices	4	—	—	14	1	5.0	24	1	4.2
Interest bearing current accounts
Domestic offices	971	11	1.1	850	8	1.0	750	11	1.5
Foreign offices	2,553	90	3.5	2,312	61	2.6	2,013	52	2.6
Debt securities in issue
Domestic offices	13,249	327	2.5	8,049	131	1.6	6,233	168	2.7
Foreign offices	3,769	168	4.5	3,037	107	3.5	2,559	103	4.0
Subordinated liabilities
Domestic offices	2,248	119	5.3	1,566	75	4.8	1,431	82	5.7
Foreign offices	1,442	106	7.3	1,382	102	7.4	928	74	8.0
Total interest bearing liabilities
Domestic offices	57,904	1,051	1.8	45,537	838	1.8	39,126	941	2.4
Foreign offices	28,385	1,230	4.3	26,115	1,049	4.0	26,784	1,021	3.8

	86,289	2,281	2.6	71,652	1,887	2.6	65,910	1,962	3.0
Non interest bearing liabilities
Current accounts	8,886			7,426			6,547
Other non interest bearing liabilities(2)	15,951			14,153			12,261
Stockholders equity including non equity interests	4,838			4,392			4,336

Total liabilities and stockholders’ equity	115,964	2,281	2.0	97,623	1,887	1.9	89,054	1,962	2.2

Percentage of liabilities applicable to foreign activities	34.2%			35.4%			36.60%

(1)	Loans to customers include non-accrual loans and loans classified as problem loans.

(2)	In accordance with Financial Reporting Standard 2, the balance sheets of the life assurance companies have been consolidated and are reflected under “Non interest earning assets” and “Other non interest bearing liabilities”.

Change in Net Interest Income — Volume and Rate Analysis
      The following table allocates changes in net interest income between volume and rate for 2005 compared to 2004 and for 2004 compared to 2003. Volume and rate variances have been calculated based on movements in average balances over the period and changes in average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated rateably to volume and rate.

	2005 over 2004			2004 over 2003

	Increase/(Decrease) due to change in

	Average	Average	Net	Average	Average	Net
	Volume	Rate	Change	Volume	Rate	Change

	(in € millions)
INTEREST EARNING ASSETS
Loans to Banks
Domestic offices	(13)	10	(3)	15	(40)	(25)
Foreign offices	8	2	10	12	2	14
Loans to customers
Domestic offices	314	(79)	235	201	(226)	(25)
Foreign offices	236	(54)	182	52	(61)	(9)
Central government and other eligible bills
Domestic offices	—	—	—	—	—	—
Foreign offices	—	—	—	—	—	—
Debt securities
Domestic offices	91	2	93	26	(37)	(11)
Foreign offices	(16)	10	(6)	8	(10)	(2)
Instalment credit
Domestic offices	5	(4)	1	4	(1)	3
Foreign offices	20	6	26	12	(7)	5
Finance lease receivables
Domestic offices	13	(3)	10	(11)	(1)	(12)
Foreign offices	(1)	1	—	3	(1)	2

Total interest income	657	(109)	548	322	(382)	(60)

	2005 over 2004			2004 over 2003

	Increase/(Decrease) due to change in

	Average	Average	Net	Average	Average	Net
	Volume	Rate	Change	Volume	Rate	Change

	(in € millions)
INTEREST BEARING LIABILITIES
Deposits by Banks
Domestic offices	104	(106)	(2)	89	(54)	35
Foreign offices	7	(3)	4	(4)	—	(4)
Customer accounts
Demand deposits
Domestic offices	6	(51)	(45)	—	(62)	(62)
Foreign offices	(14)	90	76	(33)	7	(26)
Term deposits
Domestic offices	11	1	12	20	(34)	(14)
Foreign offices	72	(64)	8	(29)	46	17
Other deposits
Domestic offices	6	(1)	5	(42)	27	(15)
Foreign offices	—	(1)	(1)	(1)	1	—
Interest bearing current accounts
Domestic offices	1	2	3	1	(4)	(3)
Foreign offices	7	22	29	8	1	9
Debt securities in issue
Domestic offices	109	87	196	41	(78)	(37)
Foreign offices	29	32	61	18	(14)	4
Subordinated liabilities
Domestic offices	35	9	44	7	(14)	(7)
Foreign offices	4	—	4	34	(6)	28

Total interest bearing expense	377	17	394	109	(184)	(75)

Net interest income	280	(126)	154	213	(198)	15

DESCRIPTION OF ASSETS AND LIABILITIES
      The following sections provide information relating to the assets and liabilities of the Bank of Ireland Group.
Assets
Loan Portfolio
      The Bank of Ireland Group’s loan portfolio comprises loans to customers (including overdrafts) and instalment credit and finance lease receivables.
      The Group provides mortgage loans for house purchases as well as home improvement loans and secured personal loans to existing mortgage customers. The Group has a wide range of home mortgage loan products including amortizing, interest only and endowment loans. Interest on mortgage loans is typically at a floating rate but the Group also makes some fixed rate loans.
      At March 31, 2005 residential mortgages accounted for 51% of the Group’s total loan portfolio and construction and property accounted for 15% of the Group’s total loan portfolio. No other industry classification accounts for more than 10% of the Group’s total loan portfolio.
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

      The following table sets forth the Bank of Ireland Group’s total loans to customers by origin at March 31 for each of the five years ended March 31, 2005. In respect of the current year the Group carried out a review of sectoral classifications. This review resulted mainly in the classification of a significant portion of loans secured by property which in prior years would have been included in “Business and other services” and “Personal — other lending” as “Construction and property” and “Personal — residential mortgages”. A similar reclassification of loans for prior years has been made and is set out below. The impact of these reclassifications on prior year amounts is shown on page 51.

	At March 31,

	2005	2004	2003	2002	2001

	(in € millions)
Ireland
Agriculture	1,144	1,134	1,142	1,114	1,028
Energy	459	485	650	696	652
Manufacturing	4,390	3,579	3,866	3,908	3,505
Construction and property	8,051	6,111	4,666	3,638	3,535
Distribution	2,215	1,575	1,391	1,353	1,267
Transport	969	954	486	899	503
Financial	1,680	1,311	817	1,960	2,122
Business and other services	4,229	3,147	2,865	2,478	2,210
Personal
— residential mortgages	15,461	12,360	10,005	7,944	6,341
— other lending	4,539	3,614	3,025	2,718	2,655

	43,137	34,270	28,913	26,708	23,818

United Kingdom
Agriculture	67	69	58	55	53
Energy	61	63	158	142	91
Manufacturing	657	1,275	721	593	568
Construction and property	4,242	2,572	1,984	2,091	1,650
Distribution	186	203	224	226	211
Transport	293	337	249	63	71
Financial	237	173	96	153	171
Business and other services	1,746	1,375	1,250	1,094	994
Commercial mortgages	2,228	2,130	1,855	1,989	1,719
Personal
— residential mortgages	25,535	24,073	20,863	22,933	21,362
— other lending	1,847	1,472	995	1,008	841

	37,099	33,742	28,453	30,347	27,731

United States
Commercial loans	—	—	1	22	28
Real estate loans, construction	—	—	—	—	—
Real estate loans, mortgage	—	—	—	—	—
Consumer loans	—	—	—	—	—
Bank card loans	—	—	—	—	—
Leasing	—	—	—	—	—
Other loans	—	—	—	—	—

	—	—	1	22	28

Group total loan portfolio	80,236	68,012	57,367	57,077	51,577
Allowance for loan losses	(319)	(472)	(480)	(500)	(430)

Total	79,917	67,540	56,887	56,577	51,147

      The following table shows changes from previously reported figures resulting from the reclassification referred to above.

	At March 31,

	2004	2003	2002	2001

	(in € millions)
Ireland
Agriculture	108	179	70	51
Energy	11	11	3	1
Manufacturing	152	34	71	55
Construction and property	2,943	2,254	1,776	1,348
Distribution	309	108	189	75
Transport	53	50	28	12
Financial	(69)	(17)	(2)	(1)
Business and other services	(2,466)	(1,137)	(1,228)	(834)
Personal
— residential mortgages	343	393	413	418
— other lending	(1,384)	(1,875)	(1,320)	(1,125)

Total	—	—	—	—

      The following table sets forth the percentage of total loans to customers represented by each category of loan at March 31 for each of the five years ended March 31, 2005.

	At March 31,

	2005	2004	2003	2002	2001

	%	%	%	%	%
Ireland
Agriculture	1.4	1.7	2.0	2.0	2.0
Energy	0.6	0.7	1.1	1.2	1.3
Manufacturing	5.5	5.3	6.7	6.8	6.8
Construction and property	9.9	9.0	8.1	6.4	6.9
Distribution	2.8	2.3	2.4	2.4	2.5
Transport	1.2	1.4	0.9	1.6	1.0
Financial	2.1	1.9	1.4	3.4	4.1
Business and other services	5.3	4.6	5.0	4.3	4.2
Personal
— residential mortgages	19.3	18.2	17.5	13.9	12.3
— other lending	5.7	5.3	5.3	4.8	5.1

	53.8	50.4	50.4	46.8	46.2

	At March 31,

	2005	2004	2003	2002	2001

	%	%	%	%	%
United Kingdom
Agriculture	0.1	0.1	0.1	0.1	0.1
Energy	0.1	0.1	0.3	0.2	0.2
Manufacturing	0.8	1.9	1.3	1.0	1.1
Construction and property	5.3	3.7	3.4	3.7	3.2
Distribution	0.2	0.3	0.4	0.4	0.4
Transport	0.4	0.5	0.4	0.1	0.1
Financial	0.3	0.3	0.2	0.3	0.3
Business and other services	2.2	2.0	2.2	1.9	1.9
Commercial mortgages	2.8	3.1	3.2	3.5	3.4
Personal
— residential mortgages	31.7	35.4	36.4	40.2	41.4
— other lending	2.3	2.2	1.7	1.8	1.6

	46.2	49.6	49.6	53.2	53.7

United States
Commercial loans	—	—	—	—	0.1
Real estate loans, construction	—	—	—	—	—
Real estate loans, mortgage	—	—	—	—	—
Consumer loans	—	—	—	—	—
Bank card loans	—	—	—	—	—
Leasing	—	—	—	—	—
Other loans	—	—	—	—	—

	—	—	—	—	0.1

Group total loan portfolio	100.0	100.0	100.0	100.0	100.0

Analysis of Loans to Customers by Maturity and Interest Rate Sensitivity
      The following tables analyse loans by maturity and interest rate sensitivity. Overdrafts, which represent a significant proportion of the portfolio, are classified as repayable within one year. Approximately 11.1% of the Bank of Ireland Group’s loan portfolio at March 31, 2005 was provided on a fixed-rate basis. Fixed-rate loans are defined as those loans for which the interest rate is fixed for the full life of the loan. Variable-rate loans include some loans for which the interest rate is fixed for an initial period (e.g., some residential mortgages) but not for the full life of the loan. The interest rate exposure is managed by Global Markets within agreed policy parameters. See Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.

	As at March 31, 2005

		After
		1 year but
	Within	within	After
	1 year	5 years	5 years	Total

	(in € millions)
Ireland	9,561	12,408	21,168	43,137
United Kingdom	3,251	5,748	28,100	37,099

Total loans by maturity	12,812	18,156	49,268	80,236

Fixed rate	2,494	3,414	3,001	8,909
Variable rate	10,318	14,742	46,267	71,327

Total loans by maturity	12,812	18,156	49,268	80,236

      The following tables set forth an analysis of loans by maturity within each classification as at March 31, 2005.

	As at March 31, 2005

		After
		1 year but
	Within	within	After
	1 year	5 years	5 years	Total

	(in € millions)
Ireland
Agriculture	402	393	349	1,144
Energy	54	202	203	459
Manufacturing	1,233	1,824	1,333	4,390
Construction and property	2,225	2,902	2,924	8,051
Distribution	787	737	691	2,215
Transport	268	418	283	969
Financial	859	422	399	1,680
Business and other services	1,124	1,365	1,740	4,229
Personal
— residential mortgages	763	2,674	12,024	15,461
— other lending	1,846	1,471	1,222	4,539

	9,561	12,408	21,168	43,137

United Kingdom
Agriculture	27	26	14	67
Energy	24	26	11	61
Manufacturing	268	288	101	657
Construction and property	939	1,679	1,624	4,242
Distribution	10	80	96	186
Transport	80	175	38	293
Financial	91	116	30	237
Business and other services	507	584	655	1,746
Commercial Mortgages	88	666	1,474	2,228
Personal
— residential mortgages	251	1,522	23,762	25,535
— other lending	966	586	295	1,847

	3,251	5,748	28,100	37,099

Group total loan portfolio	12,812	18,156	49,268	80,236

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
      In Britain, the robust performance of the economy, historically low interest rates (which have since begun to increase) and a concentration on lower risk residential mortgage lending are responsible for the acceptable loan loss experience there.
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
      Over the past five years total Group loan loss allowances have reduced from €430 million to €319 million, representing 0.83% and 0.40%, respectively, of total loans. Following a detailed review of loan loss allowances, a special release of €100 million was effected in the current year thereby reducing the overall level of loan loss allowances held.
      The ratio of loan loss allowances to loans accounted for on a non-accrual basis has reduced from 137% in 2001 to 95% in 2005. Non-accrual loans have been relatively static over the period as a result of a very benign economy and the current low interest rate environment, while the stock of loan loss allowances has been reduced mainly as a result of the €100 million special release referred to previously.
      The following table presents information regarding the movement in the allowance for loan losses in each of the five years ended March 31, 2005.

	Financial year ended March 31,

	2005		2004		2003

	Specific	General	Specific	General	Specific	General

	(in € millions)
Allowance at beginning of year	190.8	281.0	169.5	310.2	158.8	341.4

Total allowance	471.8		479.7		500.2

Exchange adjustments	(3.2)	(6.0)	1.3	5.9	(7.7)	(22.4)

Other adjustments:
Acquisitions/ Mergers	—	—	—	—	—	—
Disposals	—	—	—	—	—	—
Transfers: general to specific	—	—	—	—	—	—

	—	—	—	—	—	—

Recovery of amounts previously charged off:
Ireland	19.5	—	12.3	—	4.1	—
United Kingdom	1.9	—	0.7	—	1.5	—
United States	—	—	—	—	—	—

Total recovery of amounts previously charged off	21.4	—	13.0	—	5.6	—

Amounts charged off:
Ireland	(131.9)	—	(105.3)	—	(77.4)	—
United Kingdom	(12.6)	—	(9.3)	—	(19.0)	—
United States	—	—	—	—	—	—

Total amounts charged off	(144.5)	—	(114.6)	—	(96.4)	—

Provision for loan losses charged to income:
Ireland	103.8	(17.2)	113.0	(29.7)	102.5	(25.2)
United Kingdom	13.1	(20.5)	8.6	(5.4)	6.7	16.4
United States	—	—	—	—	—	—

	116.9	(37.7)	121.6	(35.1)	109.2	(8.8)

Special release	—	(100.0)	—	—	—	—

Allowance at end of year	181.4	137.3	190.8	281.0	169.5	310.2

Total allowance	318.7		471.8		479.7

Movement in the Allowance for Loan Losses

	Financial year ended March 31,

	2002		2001

	Specific	General	Specific	General

	(in € millions)
Allowance at beginning of year	123.2	307.2	114.5	283.1

Total allowance	430.4		397.6

Exchange adjustments	1.4	2.2	(1.5)	(5.5)

Other adjustments:
Acquisitions/ Mergers	—	—	—	(0.5)
Disposals	—	—	—	—
Transfers: general to specific	—	—	—	—

	—	—	—	(0.5)

Recovery of amounts previously charged off:
Ireland	14.4	—	9.6	—
United Kingdom	4.7	—	7.1	—
United States	—	—	—	—

Total recovery of amounts previously charged off	19.1	—	16.7	—

Amounts charged off:
Ireland	(39.0)	—	(29.1)	—
United Kingdom	(16.1)	—	(19.6)	—
United States	—	—	—	—

Total amounts charged off	(55.1)	—	(48.7)	—

Provision for loan losses charged to income:
Ireland	62.1	9.6	28.1	30.3
United Kingdom	8.1	22.4	14.1	(0.2)
United States	—	—	—	—

	70.2	32.0	42.2	30.1

Allowance at end of year	158.8	341.4	123.2	307.2

Total allowance	500.2		430.4

      The following table presents additional information regarding provisions and allowances for loan losses for each of the five years ending March 31, 2005.

	For the Financial Year Ended March 31,

	2005	2004	2003	2002	2001

	(in € millions, except percentages)
	%	%	%	%	%
Allowance at end of year as a percentage of total loans to customers at end of year:
Ireland	0.64	0.92	1.12	1.02	0.92
United Kingdom	0.11	0.46	0.54	0.75	0.76
United States	—	—	—	—	—

Total	0.40	0.69	0.84	0.88	0.83

Specific	0.23	0.28	0.30	0.28	0.23
General	0.17	0.41	0.54	0.60	0.60

Total	0.40	0.69	0.84	0.88	0.83

Allowance at end of year as a percentage of loans accounted for on a non-accrual basis at end of year:(1)
Ireland	100.5	98.0	121.3	126.5	142.7
United Kingdom	70.0	293.2	300.5	197.9	131.2
United States	—	—	—	—	—

Total	95.1	125.7	150.1	151.3	136.7

Average loans to customers(2)	74,304	62,129	57,145	55,197	49,049
Provisions charged to income as a percentage of average loans to customers:
Specific	0.16	0.20	0.20	0.13	0.09
General	(0.05)	(0.06)	(0.02)	0.06	0.06

Total	0.11	0.14	0.18	0.19	0.15

Net loans charged off as a percentage of average loans to customers	0.17	0.16	0.16	0.07	0.07

(1)	Non-accrual loans include loans in Ireland and the United Kingdom against which interest continues to be accrued but against which specific provisions have been made. For the purposes of this calculation, non-accrual loans do not include accruing loans which are contractually past due 90 days or more as to principal or interest payments and loans which are “troubled debt restructurings” as defined in SFAS No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings”.

(2)	Average loans include average interest earning and non-interest earning loans.

      The following table provides information regarding loans charged off for each of the five years ended March 31, 2005.

	At March 31,

	2005	2004	2003	2002	2001

	(in € millions)
Ireland
Agriculture	3.6	3.3	2.9	1.7	2.5
Energy	7.7	15.4	5.0	—	—
Manufacturing	1.5	5.2	21.9	12.8	0.2
Construction and property	2.2	4.3	1.8	0.8	0.6
Distribution	2.0	1.6	2.1	1.3	1.6
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	47.2	22.1	14.5	5.7	5.4
Personal
— Residential Mortgages	—	—	—	—	—
— Other lending	67.7	53.4	29.2	16.7	18.8

	131.9	105.3	77.4	39.0	29.1

United Kingdom
Agriculture	0.1	0.1	0.1	0.1	0.1
Manufacturing	2.8	0.6	7.6	0.9	0.8
Construction and property	0.1	0.5	1.1	0.4	6.1
Distribution	0.1	0.5	0.3	4.5	0.2
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	1.5	1.2	2.7	1.2	1.5
Commercial mortgages	1.0	1.4	2.2	—	—
Personal
— Residential Mortgages	—	0.6	0.2	3.8	6.4
— Other lending	7.0	4.4	4.8	5.2	4.5

	12.6	9.3	19.0	16.1	19.6

United States
Commercial loans	—	—	—	—	—
Real estate loans, construction	—	—	—	—	—
Real estate loans, mortgage	—	—	—	—	—
Leases including consumer loans	—	—	—	—	—

	—	—	—	—	—

Group total	144.5	114.6	96.4	55.1	48.7

      The following table presents an analysis of the Group’s recoveries of loans previously charged off for each of the five years ended March 31, 2005.

	At March 31,

	2005	2004	2003	2002	2001

	(in € millions)
Ireland
Agriculture	0.6	0.5	0.2	1.2	0.8
Manufacturing	1.0	3.5	1.3	0.1	1.0
Construction and property	0.8	0.3	0.1	0.3	0.2
Distribution	0.3	0.3	0.1	0.8	0.5
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	6.9	3.1	0.6	2.7	1.9
Personal
— Residential Mortgages	—	—	—	—	—
— Other lending	9.9	4.6	1.8	9.3	5.2

	19.5	12.3	4.1	14.4	9.6

United Kingdom
Manufacturing	0.1	0.3	0.1	0.2	0.3
Construction and property	0.1	—	—	1.5	1.1
Distribution	0.1	—	0.4	0.1	0.2
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	0.3	0.1	0.1	1.1	0.5
Commercial mortgages	0.3	0.1	0.4	—	—
Personal
— Residential Mortgages	0.1	—	—	1.5	4.2
— Other lending	0.9	0.2	0.5	0.3	0.8

	1.9	0.7	1.5	4.7	7.1

United States
Commercial loans	—	—	—	—	—
Real estate loans, construction	—	—	—	—	—
Real estate loans, mortgage	—	—	—	—	—
Leases including consumer loans	—	—	—	—	—

	—	—	—	—	—

Group total	21.4	13.0	5.6	19.1	16.7

      The following table presents an analysis of allowances for loan losses at March  31, for each of the five years ended March 31, 2005.

	At March 31,

	2005	2004	2003	2002	2001

	(in € millions)
Ireland
Agriculture	11.6	13.1	11.2	10.8	10.7
Energy	8.4	11.1	5.9	0.1	—
Manufacturing	8.4	6.3	9.6	20.7	11.0
Construction and property	5.6	8.3	12.9	4.3	2.3
Distribution	6.6	8.3	7.0	7.6	4.1
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	51.5	60.7	28.9	13.6	9.0
Personal
— Residential Mortgages	4.0	0.9	0.6	0.5	0.4
— Other lending	60.4	58.7	71.2	63.4	45.5

	156.5	167.4	147.3	121.0	83.0

United Kingdom
Agriculture	0.2	0.1	0.1	0.1	0.2
Manufacturing	1.4	4.1	4.2	12.9	12.2
Construction and property	1.9	1.9	2.4	3.5	3.6
Distribution	0.7	0.6	0.5	1.4	0.7
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	4.4	5.0	4.7	7.7	8.1
Commercial mortgages	3.5	1.8	1.1	—	—
Personal
— Residential Mortgages	0.7	0.2	0.3	2.9	5.0
— Other lending	12.1	9.7	8.9	9.3	10.4

	24.9	23.4	22.2	37.8	40.2

United States
Commercial loans	—	—	—	—	—
Real estate loans, construction	—	—	—	—	—
Real estate loans, mortgage	—	—	—	—	—
Leases (including consumer)	—	—	—	—	—

	—	—	—	—	—

Total specific allowance	181.4	190.8	169.5	158.8	123.2
Total general allowance	137.3	281.0	310.2	341.4	307.2

Total group allowance	318.7	471.8	479.7	500.2	430.4

      The following table presents an analysis of allowances for loan losses as a percentage of total loans at March 31, for each of the five years ended March  31, 2005.

	At March 31,

	2005	2004	2003	2002	2001

	(%)
Ireland
Agriculture	1.01	1.16	0.98	0.97	1.04
Energy	1.83	2.29	0.91	0.01	—
Manufacturing	0.19	0.18	0.25	0.53	0.31
Construction and property	0.07	0.14	0.28	0.12	0.07
Distribution	0.30	0.53	0.50	0.56	0.32
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	1.22	1.93	1.01	0.55	0.41
Personal
— Residential Mortgages	0.03	0.01	0.01	0.01	0.01
— Other lending	1.33	1.62	2.35	2.33	1.71

	0.36	0.49	0.51	0.45	0.35

United Kingdom
Agriculture	0.30	0.14	0.17	0.18	0.38
Manufacturing	0.21	0.32	0.58	2.18	2.15
Construction and property	0.04	0.07	0.12	0.17	0.22
Distribution	0.38	0.30	0.22	0.62	0.33
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	0.25	0.36	0.38	0.70	0.81
Commercial mortgages	0.16	0.08	0.06	—	—
Personal
— Residential Mortgages	0.00	0.00	0.00	0.01	0.02
— Other lending	0.66	0.66	0.89	0.92	1.24

	0.07	0.07	0.08	0.12	0.14

United States
Commercial loans	—	—	—	—	—
Real estate loans, construction	—	—	—	—	—
Real estate loans, mortgage	—	—	—	—	—
Leases (including consumer)	—	—	—	—	—

	—	—	—	—	—

Total specific allowance	0.23	0.28	0.30	0.28	0.24
Total general allowance	0.17	0.41	0.54	0.60	0.60

Total group allowance	0.40	0.69	0.84	0.88	0.83

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

      These categories reflect U.S. financial reporting practices which differ from those used by the Bank of Ireland Group. See Item 11 “Quantitative and Qualitative Disclosures about Market Risk — Provisions and Allowances for Loan Losses”.
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

	At March 31,

	2005	2004	2003	2002	2001

	(in € millions)
Loans accounted for on a non-accrual basis
Ireland(1)	275	322	268	216	154
United Kingdom(1)	60	53	51	115	161
United States	—	—	—	—	—

Total	335	375	319	331	315

Accruing loans which are contractually past due 90 days or more as to principal or interest(2)(3)
Ireland	206	216	228	167	128
United Kingdom	169	132	160	200	181
United States	—	—	—	—	—

Total	375	348	388	367	309

Restructured loans not included above	—	—	—	—	—

(1)	Includes loans in Ireland and the United Kingdom where interest is accrued but provision has been made. The loans on which no interest is accrued amounted to €160 million (2004: €179 million) and the provisions thereon amounted to €112 million (2004: €99 million). The amount of interest in suspense in 2005 was €3 million (2004: €5 million).

(2)	Overdrafts generally have no fixed repayment schedule and are not included in this category.

(3)	Includes home mortgage loans in Ireland and the United Kingdom (March 31, 2005: €81.1 million in Ireland and €154.5 million in the United Kingdom) which are secured and, typically in the UK, where the original loan to value ratio exceeds 75%, benefit from mortgage indemnity insurance.
      The Bank of Ireland Group generally expects that loans, where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with loan repayment terms, would be included under its definition of non-accrual loans and would therefore have been reported in the above table. However, management’s best estimate of loans not included above, but concerning which the Bank of Ireland Group has doubts as to the ability of the borrowers to comply with loan repayment terms, totalled approximately €82 million at March 31, 2005.
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
      Cross-border outstandings exceeding 1% of total assets are set forth in the following table:

	Banks and		Commercial
	other	Government	and industrial
	financial	and official	and other		As percentage of
	institutions	institutions	private sector	Total	total assets(1)

	(in € millions, except percentages)
As at March 31, 2005
United Kingdom	2,025	—	599	2,624	2.1%
As at March 31, 2004
United Kingdom	1,195	7	428	1,630	1.5%
As at March 31, 2003
United Kingdom	1,080	—	439	1,519	1.7%
Germany	864	—	54	918	1.0%

(1)	Assets, consisting of total assets as reported in the consolidated balance sheet plus acceptances were €126.5 billion at March 31, 2005 (March 31, 2004: €106.5 billion, March 31, 2003: €89.4 billion).
      Cross-border outstandings to borrowers in countries in which such outstandings amounted to between 0.75% and 1.0% of total assets in aggregate were €1,156 million at March 31, 2005, €879 million at March 31, 2004 and €739 million at March 31, 2003 and €868 million at March 31, 2002. The country concerned in 2005 was Germany (2004: Germany, 2003: Cayman Islands, 2002: Germany).
      As at March 31, 2005, Bank of Ireland Group had no significant exposure to countries experiencing liquidity problems.
Debt Securities
      The following table shows the book value of Bank of Ireland Group’s debt securities at March 31, 2005, 2004 and 2003.

	At March 31,

	2005	2004	2003

	(in € millions)
Irish Government	3,569	3,416	2,937
Other European government	2,600	1,590	704
U.S. Treasury and U.S. government agencies	—	49	—
Corporate bonds	14,224	9,446	7,428
Other securities	928	1,175	1,268

	21,321	15,676	12,337

      The market value of Bank of Ireland Group’s Irish Government securities (the book value of which exceeded 10% of stockholders’ equity) at March 31, 2005 was €3.6 billion (2004: €3.4 billion, 2003: €2.9 billion).

      The following table categorizes the Group’s investment debt securities, excluding trading securities, by maturity and weighted average yield at March  31, 2005.

	At March 31, 2005

			More than 1 year		More than 5 years
	Less than 1 year		less than 5 years		less than 10 years		After 10 years

	Book	Percent	Book	Percent	Book	Percent	Book	Percent
	Value	Yield	Value	Yield	Value	Yield	Value	Yield

	(in € millions, except percentages)
Irish government	—	—	—	—	—	—	—	—
Other European government	117	1.55	277	1.85	—	—	—	—
US Treasury & US government agencies	—	—	—	—	—	—	—	—
Corporate bonds	4,817	2.95	6,985	3.54	1,864	3.85	231	2.63
Other	490	3.68	214	2.14	81	3.18	—	—

Total book value	5,424		7,476		1,945		231

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

	At March 31,

	2005	2004	2003

	(in € millions)
Placings with banks repayable within 30 days:
Domestic	2,826	1,722	3,288
Foreign	359	407	253

Total	3,185	2,129	3,541

Placings with banks repayable beyond 30 days:
Domestic	4,492	4,751	3,800
Foreign	106	873	139

Total	4,598	5,624	3,939

Total	7,783	7,753	7,480

LIABILITIES
Deposits
      The following tables analyse average deposits by customers based on the location of the branches in which the deposits are recorded for each of the three years ended March 31, 2005.

	2005	2004	2003

	(in € millions)
Branches in Ireland	31,500	28,082	25,022
Branches outside Ireland	22,805	21,424	22,882

Total	54,305	49,506	47,904

	Average		Average		Average
	Interest Rate		Interest Rate		Interest Rate
	during 2005	2005	during 2004	2004	during 2003	2003

	%	(in € millions)%		(in € millions)%		(in € millions)
Branches in Ireland
Current accounts:
Interest bearing	1.1	971	1.0	850	1.5	750
Non-interest bearing	—	8,006	—	6,656	—	5,794
Deposit accounts:
Demand	0.7	11,488	1.1	10,936	1.7	10,919
Time	0.8	11,035	0.8	9,640	1.2	7,559

		31,500		28,082		25,022

Branches outside Ireland
Current accounts:
Interest bearing	3.5	2,553	2.6	2,312	2.6	2,013
Non-interest bearing	—	880	—	770	—	753
Deposit accounts:
Demand	4.0	7,975	2.8	8,449	2.8	9,628
Time	4.5	11,397	5.1	9,893	4.6	10,488

		22,805		21,424		22,882

Total		54,305		49,506		47,904

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

	At March 31, 2005

	0-3	3-6	6-12	Over 12
	months	months	months	months

	(in € millions)
Time deposits
Domestic branches	4,013	456	720	938
Foreign branches	3,400	374	546	408
Certificates of deposit
Domestic branches	—	—	—	—
Foreign branches	—	—	—	—

	7,413	830	1,266	1,346

      Non-resident deposits held in domestic branches at March 31, 2005 accounted for approximately 2.3% of total deposits.
Short-Term Borrowings
      The following table shows details of short-term borrowings of the Group for each of the three years ended March 31, 2005.

	At March 31,

	2005	2004	2003

	(in € millions, except percentages)
Debt securities in issue
End of year outstandings	20,539	12,917	9,652
Highest month-end balance	20,539	13,022	10,411
Average balance	17,018	11,086	8,792
Average rate of interest
At year-end	2.5%	1.9%	2.7%
During year	2.9%	2.1%	3.1%
Deposits by banks
End of year outstandings	16,928	14,068	10,149
Highest month-end balance	18,392	14,521	13,771
Average balance	19,516	14,974	12,056
Average rate of interest
At year-end	3.4%	2.7%	2.7%
During year	2.2%	2.7%	3.2%
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
      Certain information concerning the Directors and executive officers as at August 1, 2005 is set out below and, in the case of executive Directors, the year of appointment to their present position in square brackets.

Name	Age	Position held	Year appointed a director

Directors
Richard Burrows	59	Governor	2000
Brian J Goggin [2004]	53	Group Chief Executive	2000
John O’Donovan [2001]	53	Group Chief Financial Officer	2002
Roy E Bailie	62	Non-Executive Director	1999
David J Dilger	48	Non-Executive Director	2003
Donal J Geaney	54	Non-Executive Director	2000
Paul M Haran	48	Non-Executive Director	2005
Mike Hodgkinson	61	Non-Executive Director	2004
Declan McCourt	59	Non-Executive Director	2004
George M Magan	59	Non-Executive Director	2003
Caroline A Marland	59	Non-Executive Director	2001
Thomas J Moran	52	Non-Executive Director	2001
Terence V Neill	59	Non-Executive Director	2004
Denis O’Brien	47	Non-Executive Director	2000
Mary P Redmond	54	Non-Executive Director	1994
Executive Officers
Des Crowley	45	Chief Executive, Retail Financial Services Ireland
Kevin Dolan	51	Chief Executive, Asset Management Services
Denis Donovan	51	Chief Executive, Wholesale Financial Services
Roy Keenan	58	Chief Executive, UK Financial Services
Cyril Dunne	45	Chief Information Officer & Group Transformation Director
John Clifford	55	Group Secretary
Michael Grealy	45	Head of Group HR
Ronan Murphy	53	Group Chief Risk Officer
Non-Executive Officers
Richard Burrows     XX C
Governor
      Appointed to the Court in 2000. Appointed Deputy Governor in 2002 and Senior Independent Director in 2003. Appointed Governor-Designate in December 2004 and took up the position of Governor following the Annual General Court in July 2005 in succession to Laurence Crowley. Joint Managing Director of Pernod Ricard S.A.
      (Age 59)

Executive Directors
Brian J Goggin M Sc (Mgt), FCCA
Group Chief Executive
      Joined Bank of Ireland in 1969. Subsequently served in a variety of senior management positions within Bank of Ireland Group in the United States, Britain and Ireland. Appointed Chief Executive Corporate and Treasury in 1996, Chief Executive Wholesale Financial Services in 2002, Chief Executive Asset Management Services in 2003 and appointed Group Chief Executive in June 2004. Appointed to the Court in 2000. A director of Post Office Limited and President, Irish Chapter, The Ireland-U.S. Council.
      (Age 53)
John O’Donovan B Comm, FCA
Group Chief Financial Officer
      Joined the Group in 2001 as Group Chief Financial Officer. Appointed to the Court in 2002. Formerly Group Finance Director/ Company Secretary of Aer Lingus.
      (Age 53)
Non-Executive Directors
Roy E Bailie, OBE     +
      Appointed to the Court in 1999. Chairman of W&G Baird Holdings Ltd. A director of UTV plc and formerly a director of the Bank of England.
      (Age 62)
David Dilger BA, FCA     ++ CC
      Appointed to the Court in 2003. Chief Executive Officer of Greencore Group plc since 1995, Chief Operating Officer from 1992 and Chief Executive of Food Industries plc, which was acquired by Greencore, from 1988.
      (Age 48)
Donal J Geaney BBS, FCA     XX T
      Appointed to the Court in 2000. Chairman of Automsoft, the Irish Aviation Authority and the National Pensions Reserve Fund Commission. Member of the Board of Directors of The Ireland-United States Council. Member of the Board of The Trinity College Foundation. Patron of Junior Achievement.
      (Age 54)
Paul Haran M Sc, B Sc     CC T
      Appointed to the Court in January 2005. A member of the Forum of the Economic and Social Research Institute and a Board member of the Irish Management Institute. Appointed by the Minister for Justice and Law Reform to chair the Working Group on Legal Costs. A Director of Glanbia plc. Former Secretary General of the Department of Enterprise, Trade and Employment and a former member of the National Economic and Social Council and the Board of Forfas.
      (Age 48)

Mike Hodgkinson     CC
      Appointed to the Court in May 2004. Chairman of Post Office Ltd and First Choice Holidays plc and a non executive director of FKI plc and Dublin Airport Authority plc. Former Managing Director of Land Rover and Range Rover Ltd. Former Chief Executive — European Food Division, Grand Metropolitan Group plc, and of British Airports Authority plc.
      (Age 61)
George Magan FCA     () ++
      Appointed to the Court in 2003. A Partner in Rhône Group, a private equity company headquartered in New York and Chairman of Morgan Shipley, an investment banking company based in Dubai. Former director of Morgan Grenfell and former Chairman of J.O. Hambro Magan, NatWest Markets Corporate Finance and Hawkpoint Partners Limited.
      (Age 59)
Caroline A Marland     CC
      Appointed to the Court in 2001. Director of Burberry Group plc and Virgin Mobile Holdings (UK) plc. Former Managing Director of Guardian Newspapers, a former member of the main board of directors of the Institute of Directors in the UK and a former director of Arcadia Group plc.
      (Age 59)
Declan McCourt BL MA MBA     ++ XX
      Appointed to the Court in April 2004. He is Chief Executive of automotive distributor, the OHM Group, Chairman of the Mater Hospital Foundation and of UCD Law School Development Council and a Director of Fyffes plc, Dublin Docklands Development Authority and a number of other companies.
      (Age 59)
Thomas J Moran B Sc      CC
      Appointed to the Court in 2001. Chairman, President and Chief Executive Officer of Mutual of America Life Insurance Company. A member of the Taoiseach’s Economic Advisory Board, the boards of the Irish Chamber of Commerce in the USA, the North American Board of the Michael Smurfit Graduate School of Business at UCD and the Ireland-US Council for Commerce. Chairman of Concern Worldwide (U.S.).
      (Age 52)
Terry Neill MA M Econ Sc      ++ XX
      Appointed to the Court in April 2004. Chairman of Meridea Oy and Camerata Ireland. A member of the Governing Body and chairman of the Finance Committee, of London Business School. A member of the Boards of CRH plc and Trinity Foundation. Former Senior Partner in Accenture and was chairman of its global Board.
      (Age 59)
Denis O’Brien BA MBA,      X
      Appointed to the Court in 2000. Chairman of Digicel Ltd and the Governing Body National College of Ireland. A director of Aergo Capital Ltd, Communicorp Group Ltd, Oakhill Plc and Frontline — International Foundation for the Protection of Human Rights and a number of other companies.
      (Age 47)

Mary P Redmond BCL, LLM, PhD
      Appointed to the Court in 1994 and appointed Deputy Governor from 2000 to 2002. Consultant Solicitor in Employment Law at Arthur Cox. Honorary Fellow of Christ’s College, Cambridge and a member of its Quincentenary Board. Fellow of the Royal Society of Arts. Council Member of the Institute of Directors UK. Founder of the Irish Hospice Foundation and of The Wheel, the Community and Voluntary Sector network. Former director of Jefferson Smurfit Group plc.
      (Age 54)

()	Senior Independent Director

+	Chairman of Group Audit Committee

++	Member of Group Audit Committee

X	Chairman of Group Remuneration Committee

XX	Member of Group Remuneration Committee

C	Chairman of Group Nomination & Governance Committee

CC	Member of Group Nomination & Governance Committee

T	Trustee of the Bank Staff Pension Fund
Terms of Office of the Directors
      In accordance with the Bye-Laws of the Bank each Director, if eligible, must submit himself/ herself for re-election by the stockholders every three years. The normal retirement age for Directors is age 68.
REMUNERATION OF DIRECTORS AND OFFICERS
      The aggregate remuneration paid by the Group to the Directors and Executive Officers, (26 persons), then in office, for the financial year ended March 31, 2005 was €11.1 million, including amounts paid under bonus and/or profit-sharing plans. The aggregate amount, included in the above figure, set aside by the Group, in the financial year ended March 31, 2005, to provide pension benefits for these Directors and Executive Officers amounted to €0.63 million. None of the Directors or Executive Officers beneficially holds more than 1% of the share capital on an individual basis. Additional information regarding remuneration of Directors is set out in Note 41 to our Consolidated Financial Statements.
Executive Directors’ Remuneration Policy
      Reward policies are aligned with the objective of maximising stockholder value. In determining remuneration levels account is taken of such factors as each individual’s responsibilities and performance and levels of remuneration in comparable organisations both in Ireland and the United Kingdom and the general pay awards made to staff overall.
Service contracts
      No service contract exists between the Group and any Director which provides for a notice period from the Group of greater than one year.
Employees’ Profit Sharing Plan
      All employees of the Group and of its participating wholly owned subsidiaries in Ireland, Northern Ireland and Britain (each a “Participating Company”), including Executive Directors, whose remuneration is subject to Irish or UK Income Tax under Schedule E, may participate in a profit sharing plan, the Bank of Ireland Group Employee Stock Issue Scheme (the “Scheme”). To be eligible to do so, they must have had an existing contract of employment with a Participating Company on the last day of the Group’s financial year, which contract must have existed for a period of at least 12 months as at that date and be still in existence on the date on which a profit sharing announcement is made. Each year the Court of Directors, who have authority from the stockholders, may set aside an element of Group profit before taxation for allocation to the trustees of the scheme to enable them to acquire units of Ordinary Stock on behalf of the scheme participants. The amount set aside is related to overall Group performance assessed in terms of real growth in alternative earnings per share (“EPS”) as per the following table:

Real Growth in alternative EPS (%)	Employee Stock Issue Scheme Award

0-1.99%	0-1%
2.00-3.99%	1-2%
4.00-5.99%	2-3%
6.00-7.99%	3-4%
8.00% and above	4%
      Real growth in alternative EPS is the growth in alternative EPS over the financial year adjusted to take account of inflation.
      The maximum distribution under the schemes is 5% of a participant’s salary, with up to 4% determined by reference to the table above, and an additional 1%, payable at the discretion of the Group Remuneration Committee.
      Employees have the choice of taking their allocation under the Scheme in cash, or in the Ordinary Stock of the Bank. Such stock, when allotted, is held on the employee’s behalf by the Trustees of the Scheme for a minimum period of two years. An additional feature of the Irish version of the plan permits those who choose to take the free stock to forego an amount of their salary towards the acquisition of up to an equivalent amount of stock to be held on the same basis. The Directors have authority from the stockholders to approve profit share payments under the Scheme. To date, annual payments have ranged between zero and 3.5% of each participant’s basic remuneration. The most recent payment approved under the Scheme was 3.0% of basic remuneration for the financial year ended March 31, 2005. As at March 31, 2005, 0.39% of the Group’s Issued Ordinary Stock was held by the Trustees of the Scheme.
Limitations on Stock Issue and Stock Option Plans
      All of the employee stock issue and stock option schemes are subject to a range of flow rate controls approved by the stockholders and which conform to institutional investor guidelines.
      The exercise of all options, excluding options granted under the Group Sharesave Scheme, granted since the commencement of the financial year 1996/97 is conditional upon earnings per share achieving a cumulative growth of at least 2% per annum compound above the increase in the Consumer Price Index over either the three-year period, or if not achieved, the six-year period, commencing with the period in which the options are granted. Options to subscribe for units of Ordinary Stock are granted under the terms of the Stock Option Scheme. The original scheme was approved by the stockholders at the Annual General Court in July 1986. This was succeeded in 1996 by the “Bank of Ireland Group Stock Option Scheme — 1996”, and its successor scheme, the “Bank of Ireland Group Executive Stock Option Scheme — 2004” which was approved by the stockholders at the Annual General Court held in July 2004. Key executives may participate in the current scheme at the discretion of the Remuneration Committee. The subscription price per unit of stock shall not be less than the market value of the stock at the date of grant.
      The exercise of all options, excluding options granted under the Group Sharesave Scheme, granted since 2004 are conditional upon alternative earnings per share achieving a cumulative growth of at least 5% per annum compound above the increase in the Consumer Price Index over the three year performance period, commencing with the period in which the options are granted. If this performance condition is not achieved, the options lapse.

Group Sharesave Scheme
      At the 1999 Annual General Court the stockholders approved the establishment of a Sharesave (“SAYE”) Scheme. This Scheme was launched in February 2000 and options to purchase units of Ordinary Stock were granted to participating employees at an option price of €5.40, which represented a 20% discount to the then market price. A further offer under the scheme was made in December 2003 and options to purchase Ordinary Stock were granted to participating employees in the Republic of Ireland at an option price of €7.84 which represented a 25% discount on the then market price and to participating employees in the UK at an option price of €8.37 which represented a 20% discount to the then market price. As at March 31, 2005, there were outstanding options under the Scheme over 15,435,223 units of Ordinary Stock (1.60% of the Issued Ordinary Stock). These options are ordinarily exercisable, provided the participant’s savings contracts are complete, between May 2005 and September 2009. See Note 33 to our Consolidated Financial Statements.
      The outstanding options under the Scheme, which stood at 15,435,223 at March  31, 2005 and 16,770,743 at March 31, 2004 and 12,410,524 at March 31, 2003 are exercisable, provided the participant’s savings contracts are complete, between May 2005 and September 2009.
      As at March 31, 2005 conditional awards totalling 1,229,805 units of stock (2004: 808,895 and 2003: 779,766 units of stock) were outstanding to the current participants of the Long Term Performance Stock Plan.
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
      The total pension cost for the Group in respect of the financial year ended March 31, 2005 was €67 million of which €48 million related to the main scheme.
Interest of Management in Certain Transactions
      No transaction, material to the Group, has been entered into in the last three fiscal years to which the Group or any of its subsidiaries was a party in which any Director or officer of the Group, any significant shareholder or any relative or spouse thereof had a direct or indirect material interest, and to the knowledge of the Group, no such transactions are presently proposed. Further details of Related Party Transactions with the Directors are outline in Note 43.
Indebtedness of Directors and Executive Officers
      The aggregate amount of indebtedness of Directors (12 persons), on normal commercial terms to the Bank of Ireland Group amounted to €25 million at March 31, 2005. The interest rates payable thereon and other terms were at prevailing market rates and terms and reflect ordinary commercial transactions and do not involve more than the normal risk of collectibility or present other unfavorable features. The aggregate amount of indebtedness of Executive Directors and Executive Officers of the Group (11 persons) and one connected person, not included in the above figure, on terms similar to those on which loans are made to members of staff generally, which are at interest rates more favorable than prevailing market rates, was €296,205 at March 31, 2005. These staff loans were made in accordance with the U.S. Sarbanes-Oxley Act and the rules thereunder. Since May 1, 2004 loans have been made in accordance with the Group’s policy based on a rule enacted by the SEC that has been applicable to non-U.S. banks since April 30, 2004, which permits these loans if the loans are made on the same basis as, and on terms no more favorable than, loans made available to employees generally.

CORPORATE GOVERNANCE STATEMENT
      The Court of Directors is accountable to stockholders for the overall direction and control of the Group’s business and is committed to the high standards of governance set out in “The Combined Code on Corporate Governance” (“the Code”) published in July 2003. The Directors have also had regard to the Sarbanes-Oxley Act and the rules issued by the US Securities and Exchange Commission to implement that Act and to the Companies (Auditing and Accounting) Act 2003 in Ireland. The Directors believe that the Group has complied with the provisions of the Code throughout financial year 2004/2005 except that the Governor chaired the Group Remuneration Committee, neither an external search consultancy nor open advertising was used for the appointments of non-executive Directors and the Notice of the 2004 Annual General Court was not issued at least 20 working days before the meeting. The reasons for these exceptions are set out in the relevant sections of this Statement.
The Court of Directors
      At March 31, 2005 the Court comprised 17 Directors, 15 of whom were non-executive Directors. It held nine scheduled meetings during 2004/2005 including a dedicated strategy session held over two days. There were six additional meetings to deal with matters requiring attention between scheduled Court meetings. Agendas and papers, which provide the Directors with relevant information to enable them to discharge their duties, are circulated in the week prior to each meeting.
      The Court has a schedule of matters specifically reserved for its decision. In general, the types of decision reserved to the Court include the determination of strategy, overseeing the management of the business, approving material acquisitions and disposals, succession planning and overseeing corporate governance, control and risk management systems.
      Management is responsible for performance against agreed targets and for all operational matters.
      Details of the number of scheduled meetings of the Court and its Committees and individual attendance by Directors are set out on page 79. The terms of reference of the Committees of the Court, which are reviewed annually, are available on the Group’s website (www.bankofireland.ie) or by request to the Group Secretary. The non-executive Directors meet without the executive Directors present annually and on such other occasions as are deemed appropriate.
      The Group has taken out Directors and Officers liability insurance in respect of legal action against its Directors.
Governor and Group Chief Executive
      There is a clear distinction between the responsibilities of the Governor, who is Chairman of the Court, and the Group Chief Executive. These responsibilities have been set out in writing and agreed by the Court.
      The Governor oversees the operation and effectiveness of the Court of Directors. He also ensures there is effective communication with stockholders and promotes compliance with the highest standards of corporate governance. The Group Chief Executive is responsible for implementing agreed strategy and has delegated authority from the Court for all operational matters.
      On December 14, 2004, the Group announced that Richard Burrows would succeed Laurence Crowley as Governor on Mr Crowley’s retirement immediately following the Annual General Court on July 6, 2005. Mr Burrows meets the independence criteria set out in the Code.
      Following the resignation of the previous Group Chief Executive in 2004, the Group Nomination and Governance Committee led the process for the selection of a successor with the assistance of external consultants. On completion of the process, the Court unanimously approved the recommendation of the Nomination and Governance Committee that Brian Goggin be appointed Group Chief Executive with effect from June 3, 2004.

Board Balance and Independence
      Each of the non-executive Directors bring considerable business and/or professional experience, independent challenge and rigour to the deliberations of the Court of Directors which is satisfied that there are no relationships or circumstances which are likely to affect their judgement except to the extent set out below in the case of Mike Hodgkinson.
      With the exception of Mike Hodgkinson, the Court has determined that each non-executive Director is independent within the meaning of the Code. Mike Hodgkinson is Chairman of Post Office Ltd with which the Group has a significant business arrangement to distribute financial services products through Post Office branches in the UK. Since his appointment as a Director in May 2004, Mike has made a very effective contribution to the proceedings of the Court.
      In considering the independence of Dr Mary Redmond, the Court had regard to the fact that she has served on the Court for more than nine years and that she is a consultant solicitor at Arthur Cox which is one of the Group’s suppliers of legal services. The Court determined the independence of Dr Redmond in light of her integrity, strength of character and objectivity. As stated in June 2004, Dr Redmond will retire from the Court in 2006.
      In considering the independence of Mr Terry Neill, the Court had regard to the fact that he is a shareholder in Accenture which provides consulting services to the Group. The Court determined that Mr Neill is an independent Director having regard to his objectivity, integrity and strength of character.
      See “Audit Committee and Auditors” and “New York Stock Exchange (NYSE) Corporate Governance Requirements” for discussions of the application of the Sarbanes-Oxley Act and NYSE director independence requirements to the Court. The Combined Code independence requirements differ from those of the Sarbanes-Oxley Act and the NYSE requirements.
Appointments to the Court
      The Group Nomination and Governance Committee is chaired by the Governor and consists of a majority of independent non-executive Directors. The Committee is responsible for leading the process for Court and key subsidiary Board appointments and renewals. The Committee regularly reviews succession plans for the Court and key subsidiary Boards in the context of the Group’s strategy and the skills, knowledge and experience of current Directors and makes appropriate recommendations to the Court. In addition the Committee monitors developments in corporate governance, assesses the implications for the Group and advises the Court accordingly. It is also charged with overseeing the Group’s Corporate Responsibility Programme.
      Prior to any appointment, the Committee approves a job specification, an assessment of the time involved and identifies the skills and experience required for the role.
      The Court’s decision last December to appoint Richard Burrows as Governor Designate to succeed Laurence Crowley, on his retirement, followed an extensive and rigorous process involving all Directors. The process was led by Caroline Marland who chaired the Committee while this matter was under consideration. Interested parties absented themselves from the Committee during this process and Donal Geaney joined the Committee on a temporary basis. Caroline Marland consulted with each Director to ascertain their views on suitable internal and external candidates to succeed to the position of Governor. The Committee also retained the services of an external search company to identify potential candidates externally and to assist in benchmarking internal candidates. Arising out of this process, the Committee considered a range of candidates and recommended to the Court that Richard Burrows be appointed to succeed Laurence Crowley as Governor. The significant commitments of Richard Burrows are disclosed on page 68.
      All newly appointed Directors are provided with a comprehensive letter of appointment detailing their responsibilities as Directors, the term of their appointment and the expected time commitment for the role. The terms and conditions of appointment of non-executive Directors can be inspected during normal business hours by contacting the Group Secretary.

      The Code states that an explanation should be given if neither an external search consultancy nor open advertising has been used in the appointment of a Chairman or non-executive Director. As noted above, the Group Nomination and Governance Committee retained external consultants to assist in the selection process for the Governor and Group Chief Executive. For the appointments of non-executive Directors made since April 1, 2004, the Committee was satisfied that it did not need external support in identifying parties possessing the skills required and this view was endorsed by the Court. With one exception, all of these non-executive Directors were co-opted in April/ May 2004 and elected by stockholders at the Annual General Court in July 2004.
Information and Professional Development
      On appointment, all non-executive Directors receive comprehensive briefing documents designed to familiarise them with the Group’s operations, management and governance structures; these cover the functioning of the Court and the role of the key Court Committees. In addition, new Directors undertake an induction programme, including visits to Group businesses and briefings with senior management as appropriate and the Group will facilitate any major stockholder who wishes to meet with any new non-executive Director. On an ongoing basis special training/briefing sessions appropriate to the business of the Group are provided to all non-executive Directors.
      The Directors have access to the advice and services of the Group Secretary, who is responsible for advising the Court on all governance issues and for ensuring that the Directors are provided with relevant information on a timely basis to enable them consider issues for decision and to discharge their oversight responsibilities. The Directors also have access to independent professional advice, at the Group’s expense, if and when required. Committees of the Court have similar access and are provided with sufficient resources to undertake their duties.
Performance Evaluation
      Each Committee of the Court reviews its own performance and discusses its conclusions with the Court. The Court undertakes a formal and rigorous annual evaluation of its own performance and reviews the conclusions of the Group Nomination and Governance Committee in relation to the performance of individual Directors standing for election or re-election. The objective of all these evaluations is to identify any scope for improvement and, in the case of the individual evaluations, to determine whether each Director continues to contribute effectively and to demonstrate commitment to the role.
      The Court and individual Director performance evaluation process involves completion of questionnaires by Directors; one-to-one discussions between the Governor or Deputy Governor and each Director; a collective discussion among non-executive Directors on issues identified and presentation of the overall findings to the Court for its consideration and action as required.
      As part of the overall performance evaluation process, the non-executive Directors, led by the Senior Independent Director, meet annually without the Governor present to appraise the Governor’s performance, having taken the views of the executive Directors and Group Secretary into account. They may also meet on such other occasions as are deemed appropriate.
Re-Election
      All Directors are submitted to stockholders for election at the first Annual General Court following their appointment and for re-election at intervals of no more than three years.
      Biographical details, and the reasons why the Court believes that the individual should be elected or re-elected are provided in each instance to enable stockholders take an informed decision on their election or re-election.
      In proposing re-election of any individual Director to the Annual General Court, the Governor confirms that, following formal performance evaluation, that individual Director’s performance continues to be effective and that he/she demonstrates commitment to the role. All non-executive Directors are appointed for an initial three year term but may be asked to stay for a further term of three years assuming satisfactory performance. Where a Director is invited to remain beyond six years, his/her performance is subject to particularly rigorous review.

Should any non-executive Directors be invited to serve longer than nine years they are subject to annual re-election.
Remuneration
      During year ended March 31, 2005 the Group Remuneration Committee comprised the Governor as chairman and six independent non-executive Directors. Notwithstanding the Code provision that all members of the Remuneration Committee should be independent non-executive Directors, the Court is of the view that the Governor has, heretofore, been best placed to chair the discussion on matters pertinent to remuneration. A statement confirming that the remuneration consultants appointed by the Group Remuneration Committee have no other connections with the Group is available on the Group’s website (www.bankofireland.ie) or by request to the Group Secretary. New long-term incentive schemes and significant changes to existing schemes have been submitted to stockholders for their approval.
Accountability and Audit
      The Statement of Directors’ Responsibilities, including a going concern statement is on page F-2.
Internal Controls
      The Directors acknowledge their overall responsibility for the Group’s systems of internal control. Such systems can provide only reasonable and not absolute assurance against material misstatement or loss. Such losses could arise because of the nature of the Group’s business in undertaking a wide range of financial services that inherently involve varying degrees of risk.
      The Group’s overall control systems include:-

•	a clearly defined organisation structure with defined authority limits and reporting mechanisms to higher levels of management and to the Court which support the maintenance of a strong control environment;

•	appropriate terms of reference for Court committees and sub-committees with responsibility for core policy areas;

•	a comprehensive set of policies and procedures relating to financial controls, asset and liability management (including interest, currency and liquidity risk), operational risk and credit risk management.

•	monthly reporting by business units which enables progress against business objectives to be monitored, trends to be evaluated and variances to be acted upon.
      These controls, which are embedded within the operations of the Group, are reviewed systematically by Group Internal Audit, which has a Group-wide role. In these reviews, emphasis is focused on areas of greater risk as identified by risk analysis.
      The Directors confirm that the Court, through its committees, has reviewed, in accordance with the Combined Code, the effectiveness of the Group’s systems of internal control for the year ended March 31, 2005. This review involved consideration of the work and the reports of internal audit and the risk management functions such as operational risk, regulatory risk and compliance, and anti-money laundering and establishing that appropriate action is being taken by management to address issues highlighted. In addition, the reports of the external auditors, which would contain details of any material control issues identified arising from their work as auditors, are reviewed by the Group Audit Committee. After each meeting of the Group Audit Committee, its Chairman reports to the Court on all significant issues considered at the meeting, and the minutes of the meeting are circulated to all members of the Court.
      Semi-annually, all Group businesses carry out a detailed operational risk assessment and report to Divisional Management on the effectiveness of their risk management systems, including controls. Heads of business units are required to certify the accuracy of the self-assessment and the results arising from this process are noted by the Group Risk Policy Committee.

      Following the end of the financial year, the Court reviewed the Group Audit Committee’s conclusions in relation to the Group’s systems of internal control and also examined the full range of risks affecting the Group and the appropriateness of the internal control structures in place to manage and monitor them. This process involved a confirmation that an appropriate system of internal control was in place throughout the financial year and up to the date of the signing of these accounts. It also involved an assessment of the on-going process for the identification, evaluation and management of individual risks and of the role of the various committees and group risk management functions and the extent to which various significant challenges facing the Group are understood and are being addressed. The Group has a project underway to ensure it will be in compliance, by March 31, 2007, with the requirements of Section 404 of the Sarbanes-Oxley Act 2002, which requires, among other things, certification by management regarding the effectiveness of internal controls over financial reporting and an attestation by the Group’s external auditors.
Audit Committee and Auditors
      The Group Audit Committee comprises non-executive Directors only, all of whom are independent within the meaning of the Combined Code on Corporate Governance and within the rules and regulations of the SEC and NYSE applicable to audit committee members. It monitors the integrity of the financial statements, oversees all relevant matters pertaining to the external auditors and reviews the Group’s internal controls, including financial controls, and the effectiveness of the internal audit function. The Committee reviews the internal and external audit plans and subsequent findings, the selection of accounting policies, the auditors’ report, the effectiveness of the services provided by the external auditors and other related matters.
      During the year under review the Committee gave detailed consideration to the proposed introduction of International Financial Reporting Standards (IFRS). The Committee has conducted a formal evaluation of the effectiveness of the external audit process and has reported on its findings to the Court. The Committee has adopted a comprehensive policy on the provision of non-audit services to the Group. This policy provides for the pre-approval of all non-audit services as well as the prohibition on the provision of certain other named services by the Group’s auditor, PricewaterhouseCoopers. Management seeks annual pre-approval for certain categories of services which may be rendered by PricewaterhouseCoopers, along with budgets attaching to each category, which cannot be exceeded without the prior approval of the Committee. Any assignment outside of the approved categories or where estimated fees would cause fees to exceed the agreed amount must be pre-approved by any one non-executive member of the Audit Committee and notified to the Audit Committee for ratification at its next meeting. Management reports quarterly to the Audit Committee the amount of fees actually incurred in respect of each category of service. It is Group policy to subject all major consultancy assignments to a competitive tender process.
      As part of the Group Code of Conduct which incorporates a Code of Ethics applicable to all staff, the Committee has put arrangements in place, should the need arise, for an independent investigation of any concerns raised by staff regarding matters of financial reporting or other matters. A copy of the Group Code of Conduct is available to any person without charge upon request to the Group Secretary. The Court has determined that David Dilger is the audit committee financial expert under the rules adopted under Section 407 of the Sarbanes-Oxley Act of 2002.
      The external auditors and the Group Chief Internal Auditor have full and unrestricted access to the Group Audit Committee as well as to the Group Chief Executive and the Governor. The Group Chief Executive, the Group Chief Financial Officer, the Head of Group Risk Management, the external auditors and the Group Chief Internal Auditor attend meetings of the Group Audit Committee and the Committee meets separately at least annually with the Group Chief Internal Auditor and the external auditors, in both cases without management present. The Committee also meets annually with management with no auditors present.

Attendance at scheduled meetings during the year ended March 31, 2005

					Group
					Nomination &		Group
			Group Audit		Governance		Remuneration
Name	Court		Committee		Committee		Committee

	A	B	A	B	A	B	A	B

Roy E Bailie	9	9	6	6	—	—	—	—
Richard Burrows	9	7	—	—	3	3	5	5
Laurence G Crowley	9	9	—	—	5	5	5	5
David Dilger	9	9	6	5	5	5	—	—
Donal Geaney	9	7	—	—	—	—	5	3
Brian J Goggin	9	9	—	—	—	—	—	—
Paul Haran	2	1	—	—	—	—	—	—
(Appointed to Court 13/1/2005 and to Nomination & Governance Committee 8/3/2005)
Mike Hodgkinson	7	5	—	—	4	3	—	—
(Appointed 11 May 2004)
Maurice A Keane	8	8	—	—	—	—	—	—
(Retired 28 February 2005)
George Magan	9	9	6	5	—	—	—	—
Caroline Marland	9	9	—	—	4	3	—	—
(Appointed to Nomination & Governance Committee 11 May 2004)
Declan McCourt	8	7	5	4	—	—	3	2
(Appointed 6 April 2004)
Tom Moran	9	7	6	4	—	—	5	5
Terry Neill	8	7	5	5	—	—	3	3
(Appointed 6 April 2004)
Ray MacSharry	9	9	—	—	—	—	—	—
Denis O’Brien	9	7	—	—	5	5	5	4
John O’Donovan	9	9	—	—	—	—	—	—
Mary Redmond	9	8	—	—	5	5	—	—
Michael D Soden	2	2	—	—	—	—	—	—
(Resigned 29 May 2004)
      Column A indicates the number of scheduled meetings held and Column B indicates the number of scheduled meetings attended during the period the Director was a member of the Court and/or the Committee and was eligible to attend.
Committees of the Court at August 1, 2005

Group Nomination & Governance
Group Audit Committee	Group Remuneration Committee	Committee

Roy Bailie (Chairman)	Denis O’Brien (Chairman)	Richard Burrows (Chairman)
David Dilger	Richard Burrows	David Dilger
George Magan	Donal J Geaney	Paul Haran
Declan McCourt	Declan McCourt	Mike Hodgkinson
Terry Neill	Terry Neill	Caroline Marland
Tom Moran
Court Sub-Committees
      Group Risk Policy Committee — The Group Risk Policy Committee is responsible for recommending high-level risk policy and risk strategy to the Court for approval and for overseeing management of risk within approved policy parameters.

      Group Investment Committee — The Group Investment Committee is responsible for evaluating all material investment/divestment/capital expenditure proposals and approving those within its authority and recommending those outside its authority to the Court. It is also responsible for monitoring the progression of such proposals and ensuring satisfactory delivery of expected benefits.
      Membership of the above committees at August 1, 2005:-

Group Risk Policy Committee	Group Investment Committee

Ronan Murphy (Chairman) John Clifford Des Crowley Denis Donovan Brian J Goggin (Court member) Roy Keenan Vincent Mulvey John O’Donovan (Court member)	Brian Goggin (Chairman) (Court member) John Clifford Des Crowley Kevin Dolan Denis Donovan Cyril Dunne Michael Grealy Roy Keenan Ronan Murphy John O’Donovan (Court member)
New York Stock Exchange (NYSE) Corporate Governance Requirements
      All non-US companies listed on the NYSE are required to disclose any significant differences between their corporate governance practices and the requirements of the NYSE applicable to US companies.
      As an Irish incorporated company listed on the Irish and London Stock Exchanges, the Group’s corporate governance practices reflect Irish company law, the Listing Rules of the Irish Stock Exchange and the UK Listing Authority and the Combined Code on Corporate Governance (“the Code”). The Group believes the following to be the significant differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies.
      The way in which the Group makes determinations of Directors’ independence differs from the NYSE rules which set out five tests for Director independence and also require that “the Board of Directors affirmatively determines that the Director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of any organisation that has a relationship with the company)”. The Court of Directors reviews the independence of its non-executive Directors annually having regard to the Code together with developing best practice in corporate governance and regulation.
      It is a requirement of the NYSE Rules that all members of the Nomination/ Corporate Governance and Compensation Committees should be independent. The Group’s Nomination and Governance Committee consists of a majority of independent Directors as prescribed by the Code. The Group Remuneration Committee comprises the Governor as Chairman and six non-executive Directors determined by the Court to be independent per the Code as described earlier in this Statement.
      Under NYSE Corporate Governance rules, the duties and responsibilities of the Audit Committee should include discussion of the Company’s earnings press releases as well as financial information and earnings guidance provided to analysts and rating agencies. These matters are considered by the Court.
EMPLOYEES
      For the year ended March 31, 2005 the Group employed 16,960 staff on an average full-time equivalent basis (see Note 8 to our Consolidated Financial Statements on page F-24). The decrease in staff over the previous year’s figure (17,540) is mainly due to a consolidation of UK functions. The Group employed 18,214 staff on average in 2003.
      The Group continues to operate an Employee Stock Issue scheme under which Group employees may be granted allocation of shares depending on Group performance.

STOCK OPTIONS
      Under the terms of the senior executive Stock Option Scheme approved by the stockholders, options may be granted, at the discretion of the Directors, enabling senior executives to subscribe for specified numbers of units of Ordinary Stock.
      As at August 1, 2005 options were outstanding over 7,469,334 units of stock representing 0.77% of the total Ordinary Stock then in issue.
      Such options are exercisable as follows:

	Number
	Outstanding at
Exercise price (€ cent)	August 1, 2005	Exercise Period

2.819	240,000	June 1999 – June 2006
4.529	300,000	June 2000 – June 2007
5.753	6,000	Nov 2000 – Nov 2007
8.264	192,000	May 2001 – May 2008
8.933	321,000	Jul 2002 – Jul 2009
8.43	60,250	Nov 2002 – Nov 2009
6.96	539,934	May 2003 – May 2010
9.15	123,650	Nov 2003 – Nov 2010
11.05	532,000	May 2004 – May 2011
10.54	30,000	Nov 2004 – Nov 2011
12.50	770,000	Jun 2005 – Jun 2012
10.65	20,000	Dec 2005 – Dec 2012
10.77	1,375,000	Jun 2006 – Jun 2013
10.54	121,000	Dec 2006 – Dec 2013
10.76	1,618,500	Jul 2007 – Jul 2014
12.85	1,220,000	Jun 2008 – Jun 2015
      As at August 1, 2005, executive Directors and Executive Officers as a group held options under the above scheme over a total of 1,408,650 units, representing 0.14% of the total Ordinary Stock in issue.

      In addition to their interests in Ordinary Stock through their holding of stock options and the conditional awards of stock they have received under the Long Term Performance Stock Plan (“LTSP”) as set out in Note 33 to our Consolidated Financial Statements, the interests of the Directors and Group Secretary in office at August 1, 2005, and of their spouses and minor children, in the stocks issued by the Group are set out below:

UNITS OF €0.64
OF ORDINARY STOCK
As at August 1, 2005
Beneficial

DIRECTORS
R E Bailie	4,046
R Burrows	46,948
D J Dilger	2,692
D J Geaney	18,236
B J Goggin	424,676
P M Haran	2,101
M S Hodgkinson	2,000
G M Magan	1,592
C A Marland	1,873
J D McCourt	25,369
T J Moran	1,888
T V Neill	83,995
D O’Brien	301,873
J O’Donovan	59,351
M P Redmond	3,046
SECRETARY
J B Clifford	64,541
      As at August 1, 2005, Directors and Executive Officers of the Bank as a group beneficially held 0.14% (1.4 million units) of the Group’s Issued Ordinary Stock.
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
CONTROL OF REGISTRANT
      As far as the Group is aware, it is neither directly nor indirectly owned or controlled by another corporation or any government and there are no arrangements in place the operation of which may result in a change in its control.
      As at April 29, 2005 the Group had received notification of the following substantial interests in its issued Ordinary Stock:

NAME	Units Held	%

Bank of Ireland Asset Management Limited*	60,585,090	6.3

*	This stockholding is not beneficially owned by this company, but is held on behalf of a range of clients, none of whom hold, so far as the Directors have been notified, more than 3% of the Issued Ordinary Stock.
      The Group’s major stockholders do not have different voting rights from other stockholders.

RELATED PARTY TRANSACTIONS
      Refer to Note 41 and Note 43 of our Consolidated Financial Statements. Also see “Interest of Management in Certain Transactions” and “Indebtedness of Directors and Executive Officers” on page 73.
DESCRIPTION OF US STOCKHOLDERS
      At March 31, 2005, 831,092 units of Ordinary Stock were held by 406 stockholders with registered addresses in the U.S. and 5,316,806 ADSs were held by 217 registered holders with addresses in the U.S. The combined shareholdings of these holders comprise approximately 2.3% of the total number of units of Ordinary Stock in issue at March 31, 2005 (being 943,038,140 units). These figures do not include either the number of units of Ordinary Stock held by stockholders with registered addresses outside the U.S. in which U.S. residents have an interest or the number of such U.S. residents.
RELATIONS WITH STOCKHOLDERS
Relations with Stockholders
      Communications with stockholders are given high priority. The Directors are kept informed on investor issues through regular reports from Group Investor Relations as well as feedback from stockholders, our brokers and investment bankers. The Group seeks to provide through its Annual Report a balanced, clear assessment of the Group’s performance and prospects. It also uses its internet website, (www.bankofireland.ie) to provide investors with the full text of the Annual and Interim reports, the Form 20-F and with copies of slide presentations to analysts and investors as they are made, so that information is available to all stockholders. Additionally, the “Investor Information” section on the Group’s website is updated with all Stock Exchange releases as they are made by the Group including full year and half-year results presentations.
      The Group has an active and well developed Investor Relations programme which involves regular meetings between the Group Chief Executive, members of his senior executive team, the Head of Investor Relations and the Group’s principal institutional stockholders and with financial analysts and brokers. All such meetings are conducted in such a way so as to ensure that price sensitive information is not divulged. Feedback from these meetings, together with relevant analysts reports, are provided to the Court on a regular basis. All Directors are encouraged and facilitated to hear the views of investors and analysts at first hand through their participation in conference calls following major announcements. The Court concluded that the objective of keeping Directors fully informed of stockholder views was achieved.
      The Governor and/or the Senior Independent Director are available to stockholders if they have concerns that cannot be resolved through the normal channels and it is Group policy to facilitate any major stockholder who wishes to discuss any relevant issue with the Governor or the Senior Independent Director.
      The Group’s policy is to make constructive use of the Annual General Court and all stockholders are encouraged to participate. Stockholders are given the opportunity to ask questions at the Annual General Court or submit written questions in advance. In the normal course, the notice of this meeting is issued at least 20 working days before the meeting. In 2004 the Court decided that it would be important for stockholder documentation to reflect the appointment of Brian Goggin as Group Chief Executive on June 3, 2004 so this Combined Code provision was not achieved. The Notice of the Annual General Court and related papers were, however, sent to stockholders well in advance of the minimum statutory notice requirement. At the Annual General Court separate resolutions are proposed on each substantially separate issue and when an issue has been determined at the meeting on a show of hands, the Chairman indicates to the meeting the proportion of proxy votes for, against and abstaining from that resolution to demonstrate what the voting position would have been if the votes of those not in attendance at the meeting were taken into account. It is usual for all Directors to attend the Annual General Court and to be available to meet stockholders. The chairmen of the Group Audit Committee, the Group Nomination and Governance Committee and the Group Remuneration Committee are available to answer relevant questions at the Annual General Court. In addition a ‘Help Desk’ facility is available at the meeting to assist stockholders to resolve any specific queries they may have.

Item 8     FINANCIAL INFORMATION
      See pages F-1 through F-110.
DIVIDEND POLICY
      The table below provides a summary of dividends per unit of Ordinary Stock paid in respect of the past five financial years.

	Dividends	Translated into
	per unit of	U.S. cents
	Ordinary Stock	per Unit of
Dividend Payment Date	(in euro cent)	Ordinary Stock(1)

Financial Year ended March 31, 2005
July 15, 2005	29.00	34.91
January 5, 2005	16.60	22.06
Financial Year ended March 31, 2004
July 16, 2004	26.60	33.08
January 6, 2004	14.80	18.90
Financial Year ended March 31, 2003
July 18, 2003	23.80	26.75
January 7, 2003	13.20	13.75
Financial Year ended March 31, 2002
July 19, 2002	21.40	21.73
January 8, 2002	11.60	10.35
Financial Year ended March 31, 2001
July 13, 2001	19.60	16.71
January 16, 2001	9.40	8.81

(1)	Translated at the Noon Buying Rate on the dates of payment.
      The Group operates a progressive dividend policy based on the medium term outlook as well as earnings in any particular year. Total dividend for 2004/ 2005 is covered 2.5 times compared to 2.6 times in the previous year.
LEGAL PROCEEDINGS
      There are no legal or arbitration proceedings, including governmental proceedings, pending or known by the Bank to be contemplated involving the Group which may or have had in the recent past a significant effect on the financial position on profitability of the Group taken as a whole.
PROSPECTIVE ACCOUNTING CHANGES
International Financial Reporting Standards
Background
      In July 2002 the European Union adopted a regulation compelling EU-listed companies to prepare Group financial statements in accordance with IFRS, also known as International Accounting Standards (IAS), as endorsed by the EU.
      The objective is to drive greater comparability of accounts prepared within the EU and, given the proposed convergence between IFRS and US accounting standards, on an international basis as well.
      All listed companies must produce Group financial statements compiled under IFRS for financial years beginning on, or after, January 1, 2005. The Bank of Ireland Group will therefore produce full IFRS consolidated financial statements for the year ending March 31, 2006. However, as listing rules require companies to present interim statements using the same accounting framework that will be used at year end, the Group’s interims for September 2005 will be prepared under IFRS.

      During 2003, the Group initiated a programme to review the impact of IFRS, and to identify changes to the existing accounting policies and practices with the objective of enabling the Group to become IFRS compliant by 2005. A dedicated project team was assembled and separate work streams established. This team reports regularly to an Executive level steering committee.
      While most of the standards, which will be applicable to the Group for its first set of IFRS financial statements, are now final, the interpretation and adoption of certain aspects of the standards is conditional upon the endorsement by the EU and other regulatory authorities. As a result the full impact of IFRS on the accounting for financial institutions is not yet known. Additionally, the regulators have still to provide confirmation on the treatment of certain items for regulatory capital.
      Although existing Irish GAAP is similar in many ways to IFRS, there will be a number of significant differences from the Group’s current accounting policies. The summary below outlines certain decisions made, options exercised or exemptions used as a result of the introduction of IFRS. This list has been based on the standards and their interpretation at the current date; no audit on any Group IFRS statements has been carried out and it is therefore possible that other impacts not shown here may come to light later in the year.
IFRS 1 — First-time Adoption of International Financial Reporting Standards
      IFRS 1 applies when an entity first adopts IFRS and provides certain transition provisions upon first time adoption.
      The Bank of Ireland Group has used the following exemptions granted under IFRS 1:

•	Business combinations: The Group will avail of the exemption and will not restate the group accounts for any acquisitions or business combinations that took place prior to April 1, 2004.

•	Fair value or revaluation as deemed cost: The Group will avail of the exemption to treat fair value as deemed cost at transition on April 1, 2004 in respect of adaptations to properties existing at that date.

•	Employee benefits: The Group has elected to recognise all cumulative actuarial gains and losses on defined benefit pension schemes at April 1, 2004.

•	Cumulative translation differences: The Group will avail of the exemption to deem all accumulated balances arising from translation of foreign subsidiaries to be nil on transition to IFRS at April 1, 2004.

•	Share-based payment transactions: The Group is availing of the exemption only to apply IFRS2 to share based payments granted on or after November 7, 2002 that have not vested before January 1, 2005.

•	Comparative restatement: The Group intends to avail of the option not to apply IAS32 Financial Instruments: Disclosure and Presentation, IAS39 Financial Instruments: Recognition and Measurement and IFRS4 Insurance Contracts to the comparative figures for the year ended March 31, 2005.
      The Group intends to implement the hedge accounting requirements of the IASB version of IAS39, but will omit the fair valuing of liabilities outside of the trading book, to comply with the EU ‘carved out’ version of this standard. This will enable the Group to comply with both versions of the standard.
      The Group made a public presentation on the expected impact of the implementation of these standards on March 10, 2005, for this presentation and further information refer to our website (www.bankofireland.ie). In summary, these changes are shown below, categorised by the date from which the changes will be affected.
Restatement of comparative values for the year ended March 31, 2005, and for the opening IFRS balance sheet at April 1, 2004:

•	Pension accounting: There will be an increase in the annual charge, and a reduction in shareholders’ funds on transition.

•	Share-based Payments: There will be an increase in the annual charge.

•	Goodwill (Business Combinations): There will no longer be an annual amortisation charge. Goodwill will be reviewed annually for impairment and will only be written down where impairment has occurred.

•	Computer software (Intangible Assets): Computer software will be reclassified from tangible fixed assets to intangible assets on transition.

•	Dividend accrual: There will be a once off increase in shareholders’ funds on transition as under IFRS dividends are recorded in the period in which they are approved.

•	Property, Plant and Equipment: Apart from adaptations, which will be held at cost or deemed cost, the Group will continue to revalue property, but on an Open Market Value basis. Adjustments to the asset values and to the deferred tax liability on the revaluation reserve will be made on transition.

•	Special purpose entities (SPEs) (Consolidated and Separate Financial Statements): SPEs will be fully consolidated resulting in a grossing up of the balance sheet on transition.
Adjustments to the opening IFRS balance sheet at April 1, 2005, upon adoption of IAS32, IAS39 and IFRS4, and the profit and loss impact in later years.

•	Insurance contracts: There will be a reduction in the Value In Force asset on transition to reflect the non-application of Embedded Value to investment products. In addition, there will be a decrease in the operating profit, as investment products are accounted for on a cash flow basis under IFRS.

•	Loan loss provisioning: Under IFRS, provisions will only be made where objective evidence of impairment exists. This is likely to lead to more volatility in the annual loan loss charge.

•	Hedge and derivative accounting/ classification of financial instruments: The Group will adopt the hedge accounting model set out in IAS39. The effect of this is expected to substantially minimise the impact on the profit and loss account, but will be subject to the effectiveness of the hedging relationships. In addition, following a review of the asset portfolios some reclassification is expected to occur. As a consequence of both of these, the Group will have an available-for-sale and a cash flow hedging reserve within shareholders’ funds.

•	Effective interest rate: A once off adjustment on transition will occur. Many fees, costs and discount rates will now be spread over the expected life of the loan. The impact on the profit and loss account is not expected to be material.

•	Debt vs. Equity classification: There will be some reclassification of instruments between debt and equity on adoption of IAS32. Where an instrument is classified as debt, the associated dividends will be included within interest.
FAS 153 — Exchanges of Nonmonetary assets, an amendment of APB Options No. 29
      The Financial Accounting Standards Board (“FASB”) issued SFAS 153 “Exchanges of Nonmonetary assets, an amendment of APB Options No. 29” in December 2004. SFAS 153 provides for a general exception from fair value measurement for exchange of nonmonetary assets that do not have commercial substance. The Statement is effective for fiscal years beginning after June 15, 2005 and is not expected to affect the Group’s US GAAP reporting.
SOP 03-03: Accounting for Certain Loans or Debt Securities Acquired in a Transfer
      The Statement of Position 03-03 (SOP 03-03) addresses accounting for differences between the contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable to credit quality. This SOP is effective for loans acquired in accounting periods beginning after 15th December 2004. The Group is currently assessing the impact of this SOP on its US GAAP reconciliations.

EITF Issue 03-01: The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments
      The EITF Issue 03-01 (EITF 03-01) provides guidance on recognising other-than-temporary impairments on securities classified as either available for sale or held to maturity under SFAS 115 and for investments accounted for under the cost method. In September 2004, the FASB issued FSP EITF 03-01-1 which delayed the effective date of EITF 03-01 until the FASB staff addresses additional measurement issues affecting the consensus.
SFAS 123 (Revised 2004) — Share-Based Payment
      In December 2004, the FASB issued SFAS 123 (revised 2004) ‘Share-Based Payment’ which requires compensation costs related to share-based payment transactions to be recognised in the financial statements. The compensation cost will be based on the grant-date fair value of the equity issued and will be recognised over the period that an employee provides service in exchange for the award. SFAS 123 (revised 2004) would be effective for the Group from 1 January 2006. Entities that use the fair value method for either recognition or disclosure under SFAS 123 will apply the revised Statement using a modified version of prospective application whereby for that portion of outstanding awards for which the requisite service has not yet been rendered, compensation cost will be based on the grant-date fair value calculated under SFAS 123 for either recognition or pro forma disclosures. For periods before the effective date, entities may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required by SFAS 123. The Group currently makes pro forma disclosures of the effect on net income of compensation costs determined under the fair value method of SFAS 123.
SFAS 154 — Accounting Changes and Error Correction — a replacement of APB Opinion No. 20 and FASB Statement No. 3
      SFAS 154 was issued in May 2005 and is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. SFAS 154 provides guidance on the accounting for and reporting of accounting changes (voluntary and those required by the issuance of an accounting pronouncement) and error corrections. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognised by including in net income, in the period of the changes, the cumulative effect of changing to the new accounting principle. SFAS 154 establishes, unless impracticable, retrospective application of the direct effects of the change as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The correction of an error in previously issued financial statements is not an accounting change although the reporting of an error correction involves adjustments to previously issued financial statements similar to those for reporting an accounting change. Adoption of this Statement on the Group’s financial statements in its US GAAP financial statements is not expected to have a material impact.
Item 9     THE OFFER AND LISTING
NATURE OF TRADING MARKET
      As at August 1, 2005 the authorized capital stock of the Group was made up of €960,000,000 divided into 1,500,000,000 units of Ordinary Stock of €0.64 each, U.S.$200,000,000 divided into 8,000,000 units of Non-Cumulative Preference Stock of U.S.$25 each, STG£100,000,000 divided into 100,000,000 units of Non-Cumulative Preference Stock of STG£1 each and €127,000,000 divided into 100,000,000 units of Non-Cumulative Preference Stock of €1.27 each.
      As at August 1, 2005, there were 971,726,613 units of Ordinary Stock of €0.64 each issued and outstanding. As at August 1, 2005, 1,876,090 units of Sterling Preference Stock and 3,026,598 units of Euro Preference Stock were in issue.
      The principal trading markets for the Ordinary Stock are the Irish Stock Exchange and the London Stock Exchange.

      At August 1, 2005, 62 companies were quoted on the Irish Stock Exchange. These companies had a combined market capitalization of more than €185,036 million at that date. The 11 companies with the largest market capitalizations accounted for over 86% of the Exchange’s total market capitalization.
      The Group’s ADSs are listed on the New York Stock Exchange. Each ADS, evidenced by one ADR, represents four units of Ordinary Stock. The ADR Depositary is The Bank of New York.
      The following table sets forth, for the periods indicated, the reported highest and lowest closing price for one unit of Ordinary Stock on the Irish Stock Exchange, as derived from the Daily Official List of the Irish Stock Exchange quoted in euro and the highest and lowest sales prices for the ADSs as reported on the New York Stock Exchange Composite tape.

	Ordinary Stock		ADSs

	High	Low	High	Low

	(in euro)		(in dollars)
Financial Year ended March 31
2001	10.80	6.36	41.75	24.07
2002	12.61	7.85	44.15	28.31
2003	14.05	8.70	52.40	34.70
2004	11.85	9.80	60.20	42.60
2005	13.24	9.70	70.60	47.12
Financial year 2003/2004
First quarter	11.60	9.80	53.55	42.60
Second quarter	11.20	10.07	51.46	45.70
Third quarter	10.82	10.18	54.94	48.28
Fourth quarter	11.85	10.15	60.20	49.89
Financial year 2004/2005
First quarter	10.98	9.70	53.84	47.12
Second quarter	11.41	10.41	56.10	51.60
Third quarter	12.25	10.64	66.79	53.59
Fourth quarter	13.24	12.01	70.60	62.95
Month ended
January 2005	12.50	12.01	66.18	63.37
February 2005	12.97	12.20	68.94	62.95
March 2005	13.24	12.12	70.60	63.34
April 2005	12.71	11.65	65.57	60.63
May 2005	12.70	11.83	64.55	61.07
June 2005	13.42	12.55	65.40	62.15
July 2005	13.89	13.30	68.59	64.54
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

Any Director interested in a contract must declare his/her interest at a meeting of the Directors at which the question of entering into such contract first arises. The Bye-Laws also require that a Director may not vote in respect of any proposal in which he or any person connected with him has a material interest of making this determination. Interests in stock, shares, debenture or other securities of the Group are disregarded for the purpose. A Director cannot be counted in a quorum of the Court of Directors or of the meeting of a committee in relation to any resolution on which he is debarred from voting. The prohibition on voting in respect of contracts in which Directors are interested is disapplied in respect of proposals:

(a)	where a Director is given security or indemnified in respect of money lent or obligations incurred by him for the benefit of the Group;

(b)	giving security or indemnifying a third party in respect of a debt or obligation of the Group;

(c)	relating to an offer of debentures or securities of the Group in which a Director is interested as an underwriter;

(d)	regarding any proposal concerning any other company in which a Director is interested, directly or indirectly, provided that the director does not hold or is not beneficially interested in more than 1% of any class of share capital of that company;

(e)	regarding any pension or retirement fund or stock option scheme from which a Director might benefit and which has been approved by the Revenue Commissioners; and

(f)	regarding any proposal to purchase and maintain insurance against any liability incurred by Directors and Officers of the Group.

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

Directors may exercise all the borrowing powers of the Group and may give security in connection therewith. These borrowing powers may be amended or restricted only by the stockholders in General Court.

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

Dividend Rights

Under Irish law, and under the Bye-Laws of the Group, dividends are payable on the Ordinary Stock of the Bank only out of profits available for distribution. Holders of the Ordinary Stock of the Bank are entitled to receive such dividends as may be declared by the stockholders in General Court, provided that the dividend cannot exceed the amount recommended by the Directors. The Bank may pay stockholders such interim dividends as appear to the Directors to be justified by the profits of the Bank. Any dividend which has remained unclaimed for 12 years from the date of its declaration may be forfeited and cease to remain owing by the Bank.

Voting Rights

Voting at any General Court is by a show of hands unless a poll is properly demanded. On a show of hands every stockholder who is present in person or by proxy has one vote regardless of the number of units of stock held by him. On a poll, every stockholder who is present in person or by proxy has one vote for every unit of Ordinary Stock of €0.64 each. A poll may be demanded by: the chairman of the meeting, or by at least nine members of the Group present in person or by proxy and entitled to vote on a poll. The necessary quorum for a General Court is 10 persons present in person or by proxy and entitled to vote.

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

The capital of the Bank is divided into Ordinary Stock and Non-Cumulative Dollar Preference Stock, Non-Cumulative Sterling Preference Stock and Non-Cumulative Euro Preference Stock. At March 31, 2005 there were in issue 1,876,090 units of Non-Cumulative Sterling Preference Stock and 3,026,598 units of Non-Cumulative Euro Preference Stock. The holders of Non-Cumulative Sterling and Euro Preference Stock are entitled to a fixed annual dividend in accordance with the terms and conditions relating to the issue of the Preference Stock. Any dividend which has remained unclaimed for 12 years from the date of its declaration may be forfeited and cease to remain owing by the Bank.

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

At the Annual General Court held on July 6, 2005 the Stockholders approved a new Bye-Law that will enable the Directors to issue and allot new Preference Stock (the “2005 Preference Stock”). On March 2, 2005, BOI Capital Funding (No. 1) LP, a limited partnership organised under the law of England and Wales, issued Preferred Securities to a value of €600,000,000, which qualify as an Alternative Capital Instrument (“ACI”) for the purposes of the capital adequacy requirements of the Financial Regulator and thus contribute to the capital base of the Bank. In the Offering Circular and in the Subordinated Guarantee relating to the Preferred Securities the Group undertook to take all reasonable steps to ensure that it would have available at all times a sufficient number of units of authorised but unissued Preference Stock, to permit the substitution of Preference Stock for all of the outstanding Preferred Securities in the event of the occurrence of a Trigger Event. A Trigger Event will occur when the capital adequacy requirements of the Financial Regulator have been, or are expected to be, breached. The new Bye-Law satisfies the commitment made in respect of the Preferred Securities and will also facilitate further ACI capital issues by the Group. Any Preference Stock issued under the new Bye-Law will rank equivalently to the existing euro and Sterling Preference Stock as regards entitlements to dividends. The new Bye-Law will enable the Directors to create redeemable or non-redeemable Preference Stock, which can be denominated in US Dollars, in euro or in Sterling.

4.	Variation of Class Rights

The rights attached to the Ordinary Stock of the Group may be varied or abrogated, either while the Group is a going concern or during or in contemplation of a winding-up, with the sanction of a resolution passed at a class meeting of the holders of the Ordinary Stock. Similarly, the rights, privileges, limitations or restrictions attached to the Preference Stock may be varied, altered or abrogated, either while the Group is a going concern or during or in contemplation of a winding-up, with the written consent of the holders of not less than 75% of such class of stock or with the sanction of a resolution passed at a class meeting at which the holders of 75% in nominal value of those in attendance vote in favour of the resolution.

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

6.	Limitation on the Rights to Own Securities

Neither the Charter nor the Bye-Laws impose restrictions on the right of non-resident or foreign shareholders to own securities in the Group. See, however, “Exchange Control and Other Limitations Affecting Security Holders” on pages 92 and 93, for restrictions imposed in the context of EU and UN sanctions.

7.	Limitation on a Change of Control

Not applicable.

8.	Disclosure of Stock Ownership

Under Irish company law where a person acquires an interest in shares in a public limited company (and the Group is considered to be a public limited company for these purposes) or ceases to be interested in such shares, he has an obligation to notify the company of the interests he has, or had, in its shares. The initial notifiable threshold is 5% of the aggregate nominal value of the issued share capital carrying rights to vote in all circumstances at a general meeting of the company. In addition, if the shares of the company are quoted on the Irish Stock Exchange and a person becomes aware that he has acquired, or has ceased to have an interest in, shares in a quoted company, he must notify the exchange when his interest in such shares exceeds or falls below, as the case may be, certain reference levels: 10%, 25%, 50% and 75%.

Under the Bye-Laws of the Group any member may be requested to declare by statutory declaration whether he is beneficially entitled to Ordinary Stock of which he is the registered owner and, if not, to disclose the person or persons for whom he holds such Ordinary Stock in trust. Such a declaration must be made within 14 days of service of the notice. Failure to respond to the notice in the prescribed period entitles the Directors to serve a disenfranchisement notice to such member with the consequence that the member may not attend or vote, either personally or by proxy, at any General Court of the Group or exercise any other rights conferred by membership in respect of his holding Ordinary Stock (the “Default Stock”). In addition, where the Default Stock amounts to more than 5% of the Ordinary Stock then in issue of the Group then the disenfranchisement notice can state that no dividend will be payable on the Default Stock, and that no transfer of the Default Stock will be registered by, or on behalf of, the Group. A disenfranchisement notice may continue in effect for as long as the default in respect of which it was issued continues.

9.	Long Term Incentive Plan and Executive Stock Option Schemes

At the Annual General Court held on July 7, 2004 stockholders approved the establishment of a new Long Term Incentive Plan and a new Executive Stock Option Scheme. The adoption of these proposals will not affect conditional awards and options already granted under the current schemes, but no new awards will be made under the current schemes. The Bank of Ireland Group Long Term Incentive Plan — 2004 will focus on the Group’s total shareholder return (“TSR”) relative to a group of 17 leading European financial services businesses. TSR takes into account both the Group’s stock price performance and dividend payments to stockholders. The Bank of Ireland Group Executive Stock Option Scheme — 2004 will focus on alternative earnings per share (“Alternative EPS”) growth. Both schemes, which are median based and competitive, but not excessive relative to other leading financial services businesses in Europe, are intended to provide incentives for eligible management that are aligned with stockholders’ interests and to ensure that the Group can continue to recruit, retain and motivate high quality executives. The schemes are also designed to ensure that a substantial proportion of executives’ remuneration is linked to the Group’s long term performance. In order to achieve these aims the potential awards under the new schemes are higher than under the existing schemes, but these awards are dependent on the achievement of performance targets which are more demanding than under the existing schemes. Under the new Executive Stock Option Scheme, executives may be granted options to purchase stock up to one times salary each year, but these options will only be exercisable if the Group’s Alternative EPS growth over three years exceeds the increase in the Consumer Price Index by at least 5% per annum compound. Under the new Long Term Incentive Plan, senior executives may receive conditional awards of stock worth up to one times salary each year (or up to 1.5 times salary in the case of a Group Chief Executive) but these awards will vest in full only if the Group’s total shareholder return over three years is ranked first or second relative to a group of 17 leading European financial services businesses. No awards will vest if the Group’s total shareholder return is below the median relative to these companies or if the average return on equity (“ROE”) is less than 20% per annum.

10.	Directors’ and Officers’ Liability Insurance

At the Annual General Court held on July 7, 2004 the stockholders approved a new Bye-Law to enable the Group to purchase directors’ and officers’ liability insurance. Until the enactment of the Companies (Auditing & Accounting) Act, 2003, doubts had subsisted as to the authority of a company to purchase insurance against the liabilities of directors and officers. Section 56 of the Act permits companies to purchase and maintain insurance against directors’ and officers’ liability. The new Bye-Law enables the Group to purchase such liability insurance and makes it clear that directors are entitled to vote and be counted in the quorum in respect of any resolution concerning the purchase of such insurance.
EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
      There are no restrictions under the Bye-Laws of the Group, presently in force, that limit the right of non-resident or foreign owners, as such, to hold securities of the Group freely or, when entitled, to vote such securities freely. There are currently no Irish foreign exchange controls or laws restricting the import or export of capital, although the Council of the European Union does have the power, under Articles 58-60 of the Treaty establishing the European Community, to impose restrictions on capital movements to and from third countries. There are currently no restrictions under Irish law affecting the remittance of dividends, interest or other payments to non-resident holders of securities of the Group, except in respect of: Osama Bin Laden and persons associated with him, the Al-Qaida network and the Taliban; Slobadan Milosevic and persons associated with him; Zimbabwe; Burma/ Myanmar; the Democratic Republic of Congo and Sudan, to whom or by whose order or on behalf of whom such remittance or payment may not be made without the permission of the Financial Regulator. These latter restrictions were introduced to comply with European Union or United Nations’ sanctions. The ability of institutions of government, and of certain named individuals, in the states mentioned in this paragraph, to buy and sell publicly traded securities, including those of the Group, has been curtailed by domestic measures based on EU or UN sanctions. The Financial Transfers Act 1992 confers power on the Minister for Finance to make orders for this purpose.
TAXATION
      The following summary of certain consequences to U.S. Holders (as defined below), or as in the case of Irish taxation, to Eligible U.S. Holders (also as defined below) of the purchase, ownership and disposition of ADSs or units of Ordinary Stock deals only with U.S. Holders that hold ADSs or units of Ordinary Stock as capital assets for Irish and U.S. Federal income tax purposes and does not deal with special classes of holders, such as dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, tax-exempt organisations, life assurance companies, persons liable for alternative minimum tax, persons that actually or constructively own 10% or more of the voting stock of the Group, persons that hold units of Ordinary Stock or ADSs as part of a straddle or a hedging or conversion transaction, or U.S. holders or Eligible U.S. holders whose functional currency is not the U.S. dollar. While the summary discussion relates to material matters relevant to the tax laws of the United States and Ireland, all holders should consult their own tax advisors as to their particular circumstances.
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
      For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ADSs or units of Ordinary Stock that is, for U.S. Federal income tax purposes, (i) a citizen or resident of the United States, (ii) a United States domestic corporation or an entity taxable as a corporation, (iii) an estate whose income is subject to U.S. Federal income tax regardless of its source, (iv) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.
      For purposes of this discussion, an “Eligible U.S. Holder” is a U.S. Holder that is (i) not a resident of Ireland for purposes of Irish taxes, (ii) not engaged in a trade or business in Ireland through a permanent establishment and (iii) otherwise eligible for benefits under the Tax Treaty with respect to income and gain from units of Ordinary Stock or ADSs.
      For purposes of the Tax Treaty and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Holders will be treated as the beneficial owners of the Ordinary Stock underlying the ADSs represented by the ADRs.
Irish Taxation
      Dividends paid by an Irish resident company on or after April 6, 1999 do not carry a tax credit and are subject to Dividend Withholding Tax (“DWT”) at the standard rate of income tax, currently 20%. There are a number of exceptions available from DWT. Dividends will be exempt from DWT if the beneficial owner of such dividends is resident in the European Union or any country with which Ireland has a double tax treaty, such as the United States and as regards dividends paid after April 5, 2000, where completed declarations, supported by documentary evidence, have been filed with the Group’s Registration Department prior to the relevant dividend payment date.
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
      Stamp duty (which would be applicable at a rate of 1% rounded down to the nearest euro of the price paid or, if higher, the value of the Ordinary Stock) may apply to a deposit of Ordinary Stock with the depository in exchange for ADS’s and withdrawals of Ordinary Stock if the deposit withdrawal is done as a conveyance on sale or in contemplation of sale. This position was subject to uncertainty; however the Irish Revenue Commissioners have recently clarified this treatment and the application of stamp duty in such circumstances is effective from May 3, 2005.
United States Federal Income Taxation
      Dividends. Under the Code, the gross amount of any dividend (including any related applicable DWT) paid by the Group to a U.S. Holder out of its current or accumulated earnings and profits (as determined for U.S. Federal income tax purposes) is subject to U.S. Federal income taxation. Dividends paid to a non-corporate U.S. Holder in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15% provided that the ADSs or units of Ordinary Stock are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by the Group with respect to its ADSs or units of Ordinary Stock generally will be qualified dividend income. The dividend will not be eligible for the dividends-received deduction generally allowed to corporations. The amount of any dividend will be the U.S. dollar value of the euro payment (determined at the spot U.S. dollar/euro exchange rate) on the date of actual or constructive receipt by the U.S. Holder, in the case of units of Ordinary Stock, or by the Depositary in the case of ADSs, regardless of whether the payment is converted into dollars. Gain or loss, if any, recognized by a U.S. Holder on the sale or disposition of euros as a result of currency exchange rate fluctuations generally will be ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. Federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the ADSs or units of Ordinary Stock and thereafter as capital gain.
      An Eligible U.S. Holder that receives a dividend which has been subjected to DWT may, in certain circumstances, claim repayment of the DWT by making an application to the Irish Tax Authorities in accordance with provisions of Irish law. Where entitlement to repayment under these provisions cannot be established, the procedures outlined in the immediately following paragraphs will apply.
      The Tax Treaty limits the Irish tax liability of an Eligible U.S. Holder (that is unable to claim repayment of the full DWT under provisions of Irish law) in respect of a dividend paid by the Group to 15% of the gross amount. Consequently such holder may claim repayment from the Irish Tax Authorities, in accordance with the Treaty, of the amount of DWT in excess of 15% of the sum of the cash dividend and the related DWT.
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
      Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to separate classes of income. Dividends paid by the Group with respect to ADSs or units of Ordinary Stock before

December 31, 2006 are foreign source “passive” income or, in the case of certain U.S. Holders, “financial services” income and on January 1, 2007, or thereafter, “passive” income or “general” income. In either case, foreign tax credits allowable with respect to each class of income cannot exceed the U.S. Federal income tax otherwise payable with respect to such class of income.
      Gain on Disposition. Upon the sale, exchange or other disposition of ADSs or units of Ordinary Stock, a U.S. Holder will recognize gain or loss, if any, equal to the difference between the U.S. dollar amount realized upon the sale, exchange, or other disposition and the U.S. Holder’s tax basis in the ADSs or units of Ordinary Stock. Such gain or loss generally will be capital gain or loss. Capital gain of a non-corporate U.S. Holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the U.S. Holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
      Back-up Withholding and Information Reporting. Information reporting requirements will apply to dividend payments (or other taxable distributions) in respect of Ordinary Stock or ADSs made within the United States to a non-corporate U.S. person, and “back-up withholding” will apply to such payments if the holder or beneficial owner fails to provide an accurate taxpayer identification number in the manner required by United States law and applicable regulations, if there has been notification from the Internal Revenue Service of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its Federal income tax returns or, in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements. Certain corporations and persons that are not United States persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Forms W-8 or W-9.
      Amounts withheld under the backup withholding rules may be credited against a holder’s tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the United States Internal Revenue Service.
United States and Irish Estate and Gift Taxation
      Irish gift and inheritance tax, Capital Acquisitions Tax (“CAT”), would apply to gifts and bequests of Ordinary Stock in Irish companies maintaining their only or principal register in the State. The Group is such a company. Certain tax-free thresholds apply to gifts and inheritances, depending on the relationship between the donor and donee. In addition bequests to a spouse under a will or voluntary inter vivos (lifetime) gifts to a spouse are wholly exempt from Irish inheritance and gift tax. All gifts and inheritances received on or after December 5, 1991 from within the same group threshold are aggregated for the purposes of calculating the applicable tax-free threshold. CAT is charged on amounts exceeding the relevant thresholds at a rate of 20%.
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
DOCUMENTS AVAILABLE THROUGH THE SEC
      It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. Documents filed with the SEC on or after November 4, 2002 are available on the website maintained by the SEC (www.sec.gov).

Item 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ANALYSIS OF FINANCIAL CONDITION
Capital Resources
      The following table sets forth the Group’s capital resources at March 31, 2005, 2004 and 2003.

	At March 31,

	2005	2004	2003

	(in € millions)
Stockholders’ funds
Equity	4,724	4,215	3,969
Non-equity	65	66	65
Minority interests
— equity	62	54	54
— non-equity	73	76	73
Undated capital notes	1,980	1,423	1,413
Dated capital notes	2,106	2,259	1,290

Total capital resources	9,010	8,093	6,864

      In the year ended March 31, 2005 total Group Capital Resources increased by €917 million to €9,010 million following retentions of €631 million (including €48 million transferred to capital reserve), the issue of non-cumulative perpetual preferred securities to raise €587 million offset by the redemption of subordinated fixed-rate notes of €150 million, adverse translation differences of €144 million (€108 million in respect of stockholder funds) and other miscellaneous movements of €7 million (adverse).
      In the year ended March 31, 2004 total Group Capital Resources increased by €1,229 million to €8,093 million following retentions of €473 million (including €62 million transferred from Capital Reserve), cost of Ordinary Stock Buyback of €377 million, a reissue of Treasury stock under employee stock schemes of €25 million, a revaluation of property of €59 million, a redemption of subordinated floating-rate notes of €290 million, issues of fixed- and floating-rate subordinated notes of €1,249 million, favourable translation differences of €85 million and other miscellaneous movements of €5 million (positive).
Capital Adequacy Requirements
      It is the Group’s policy to maintain a strong capital base, to seek to expand this where appropriate and to utilize it efficiently in the Group’s development as a diversified international financial services group. Long-term debt, undated capital notes, preferred securities and preference stock are raised in various currencies to help maintain a prudent relationship between the capital base and the underlying currency risks of the Group’s business.
      Bank of Ireland Group’s capital resources policy has been developed within the supervisory requirements of the Financial Regulator, which applies a risk-asset ratio as the measure of capital adequacy, and with reference to guidelines issued in 1988 by the Basel Committee and capital adequacy requirements set by the European Union. See Item 4 “Information on the Company — Supervision and Regulation — Ireland”.
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

      The target standard risk-asset ratio set by the Basel Committee is 8%, of which the Tier 1 element must be at least 4%. The minimum risk-asset ratio is set by the Financial Regulator and satisfies capital adequacy requirements of the EU, which took effect on January 1, 1993.
Capital Adequacy Data
      The following table shows the components and basis of calculation of the Group’s Tier 1 and Total Capital ratios for the three years to March 31, 2005.

	For the Financial Year Ended
	March 31,

	2005	2004	2003

	(in € millions, except percentages)
Adjusted Capital Base
Tier 1	5,740	4,569	4,377
Tier 2	3,313	3,552	2,442

	9,053	8,121	6,819
Supervisory Deductions	994	934	752

Total Capital	8,059	7,187	6,067

Risk Weighted Assets
Banking book	73,257	60,634	52,546
Trading book	2,635	2,727	2,046

Total	75,892	63,361	54,592

Capital Ratios
Tier 1 capital	7.6%	7.2%	8.0%

Total capital	10.6%	11.3%	11.1%

      In the year to March 31, 2005 the Tier 1 Capital Ratio increased from 7.2% to 7.6% and the Total Capital Ratio decreased from 11.3% to 10.6%. These changes in the Tier 1 ratio arose from retained earnings and the issue of non-cumulative perpetual preferred securities (to raise a net €587 million) offset by risk weighted asset growth. Whilst the increase in Tier 1 capital increased the amount of Total Capital the absence of new Tier 2 issuance and the increase in risk weighted assets resulted in the decrease in the Total Capital Ratio.
      In the year to March 31, 2004 the Tier 1 Capital Ratio decreased from 8.0% to 7.2% and the Total Capital Ratio increased from 11.1% to 11.3%. These changes in the Tier 1 ratio arose from the buyback of ordinary stock, risk weighted asset growth, partly offset by retained earnings. The increase in the Total Capital ratio reflects the factors impacting on the Tier 1 ratio, the redemption of £200 million subordinated floating rate notes and the issue of €600 million subordinated floating rate and €650 million subordinated fixed/ floating rate notes.
      Capital management is a key strategic priority. Active management of the composition of the capital base and of the allocation of capital to Group units is a key driver of enhanced returns to stockholders and we will seek every opportunity to improve the capital structure of the business. During February 2003, the Group began a rolling share buyback programme and 4.8% of Group stock was purchased by March 31, 2004, improving the Return on Equity by c.1.5% in 2003/04 and c.2.0% in 2004/05 compared to the position had the buyback programme not been undertaken.
      Capital ratios remain strong with Tier 1 and Total Capital at 7.6% and 10.6% respectively. The Tier 1 ratio has increased above our target range of 6.5% to 7% due to the issue of non-cumulative perpetual preferred securities, which included an element of pre-funding to take advantage of favourable market pricing. The Total Capital ratio is slightly above our 10.5% target.
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
      The GRPC, in turn, delegates specific responsibility for oversight of the major classes of risk to the following committees, which are accountable to the GRPC:

•	Group Credit Committee — all large credit transactions.

•	Group Asset and Liability Committee (“ALCO”) — market and liquidity risk.

•	Group Operational Risk Committee — operational risk.

•	Group Regulatory Risk and Compliance Committee — regulatory risk and compliance.

•	Portfolio Review Group — composition of the Group’s loan portfolio.

•	Risk Measurement Group — credit risk measurement and risk model validation.

•	Group Tax Committee — significant tax related matters.
      Risk within the Group is subject to independent oversight and analysis by four centrally based risk management functions reporting to the Group Chief Risk Officer: Group Credit (including Group Credit Review), Group Market Risk, Group Operational Risk and Group Regulatory Risk & Compliance. In addition, Group Finance and Group Internal Audit, which both report to the Group Chief Financial Officer, are critical control functions.
      The Group continues to follow the regulatory developments of Basel II under the Basel Committee on Banking Supervision as interpreted in the EU through the draft Capital Requirements Directive. Preparations for the changes to risk management practices necessary to comply with the forthcoming regulations have continued throughout the year. It is the Group’s intention to leverage the enhancements being made to the risk management capabilities in place today in order to not only meet the new compliance requirements, but additionally to better manage our risk appetite and capital utilisation in order to generate improved risk adjusted returns for our investors.
CREDIT RISK
      Credit Risk reflects the risk that a counter-party will be unable to meet its contractual obligations to the Group in respect of loans or other financial transactions thereby causing the Group to incur a loss.
      The Group continues to enhance its credit risk management systems in line with best industry practice in loan rating/credit risk measurement. Such systems have been in place for corporate and larger commercial lending since 1997. During the past year the Group has focused on developing robust risk rating models in line with Basel II requirements. The Group is now well-positioned with risk rating models in place across most of the Group’s core business and work is in progress to ensure full model coverage. These models will be central to the credit decisioning and management functions of the Group.
      In addition to providing a solid basis for Basel II compliance, a key objective of these initiatives is to allow the Group to maximise business benefits through the integration of credit risk measurement systems into effective loan pricing for risk, economic capital allocation and strategic loan portfolio management. These systems also guide loan underwriting and risk selection decisions.
Discretionary Authorities
      The Group has a credit risk management system which operates through a hierarchy of exposure discretions which are related to internal loan ratings and the composition of exposure. All exposures above certain levels require the approval of the Group Credit Committee. Exposures below Group Credit Committee’s discretion are approved according to a system of tiered discretions.
      Individuals are allocated discretionary limits according to credit competence, proven judgment and experience. The discretionary limits exercisable by individuals vary depending on the nature and scale of lending in these units. Lending proposals above the relevant discretionary limits are referred to a divisional credit department or to Group Credit for independent assessment, formulation of a recommendation and subsequent adjudication by the appropriate discretionary authorities including Heads of Divisions, Senior Executives and the Group Credit Committee.
      Existing credit risk is reviewed periodically with lower quality exposures subject to greater frequency of analysis and assessment.
Credit Policy
      The core values governing the provision of credit are contained in Group and Unit Credit Policy documents which are approved and reviewed by Group Risk Policy Committee and, where appropriate, by the Court of Directors.
      The Unit Credit Policies define in greater detail the credit approach appropriate to the units concerned, taking account of the markets in which they operate and the products they provide. Procedures for the approval and monitoring of exceptions to policy are clearly set out in each document. In a number of cases these unit policies are supplemented by Sectoral Credit Policies. Lending caps are put in place when it is considered appropriate to limit exposure to certain sectors. An independent function (within Group Credit), Group Credit Review, reviews the quality and management of risk assets across the Group and reports to Group Risk Policy Committee on a quarterly basis.
      The Risk Measurement Group is a newly formed sub-committee of the Group Risk Policy Committee. The role of the Risk Measurement Group is to provide governance for the measurement of credit risk and implementation of risk measurement models across the Group.
Country/ Bank Limits
      For countries in which the Group has a substantial presence (e.g. Ireland and the United Kingdom) no specific country limits are in place. Instead lending is subject to Unit and Sectoral Credit Policies described above. Exposure limits and Maturity limits for other countries with which the Group wishes to deal are approved annually by the Group Risk Policy Committee. The limits are based on gradings applied to each country which reflect the Group’s perception of risk and willingness to accept future exposures.
      Maximum limits on exposures to banks are approved by the Group Risk Policy Committee. Banks are risk graded on the basis of an assessment of each bank’s credit worthiness. Maximum exposure and maturity limits are set separately for direct/cash, presettlement/rewriting, contingent and settlement risks for each grade of bank and individual limits are set within these, based on business need.
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
      The Group’s general provision recognizes that a loan portfolio contains loans which are impaired but have not yet been specifically identified as such and provided for on an individual basis. The general provision is not, therefore, allocated to specific loans or sectors. The general provision is determined by the quality of the loan portfolio, as evidenced by the grade profile and is calculated by applying risk weightings to the volume of loans in each grade other than specific provision grades. The weightings are reviewed annually and are based on an analysis of the underlying risks associated with each grade, taking into account current economic and sectoral trends.
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
      There is also a difference between the provisioning methodology for residential mortgages applied in Ireland and that in the United Kingdom. In Ireland, the aggregate of individual loan loss provision figures represents the total provision reported in the financial accounts. In the United Kingdom, the figure reported in the accounts is the aggregate of individual provisions, discounted by a factor. The factor reflects the percentage of provisions which, in the Group’s experience, have historically crystallized as actual loan losses. This is a less conservative approach to that employed in Ireland but is in line with accepted practice in the United Kingdom mortgage sector.

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
      The Group’s exposure to market risk is governed by policy approved by the Court of Directors and the GRPC. This policy sets out the nature of risk which can be taken, the types of financial instruments which can be used to increase or reduce risk and the way in which risk is measured and controlled.
      The Court approves an overall Value at Risk (“VaR”) limit, which is a quantification of the Group’s appetite for market risk. ALCO approves VaR sub-limits for Bank of Ireland Global Markets (“BoIGM”) and Davy. In addition, ALCO approves risk limits for the retail business units which are intended to facilitate efficient hedging within these units. Market risk limits are rigorously enforced and compliance is monitored by ALCO.
TRADING BOOK
      The Group’s Trading Book includes BoIGM’s mark-to-market interest rate and foreign exchange books as well as a small portfolio of positions in corporate credits and credit indices held for trading purposes. The Trading Book also includes positions arising from Davy’s market making and broking activities in securities and equities.
      In the year ended March 31, 2005, Trading Book risk arose predominately from positions in interest rate futures, swaps, foreign exchange and, in Davy’s case, equities.
      A VaR approach is used to measure and limit market risk in BoIGM and Davy. (In BoIGM this covers both Trading and Banking Book risk. In Davy all market risk comes within the Trading Book.) VaR provides an estimate of the potential mark-to-market loss on a set of exposures over a specified time horizon at a defined level of statistical confidence. In the Group’s case, the horizon is 1 day and the confidence level is 97.5% (one-tailed). This implies that, on any given day, VaR provides an estimate of potential mark-to-market loss which has no more than a 2.5% probability of being exceeded.
      VaR is measured using a variance-covariance matrix approach. Matrices are updated weekly using the Exponentially Weighted Moving Average methodology, which is widely applied in the industry. Management recognizes that VaR is subject to certain inherent limitations. The past will not always be a reliable guide to the future and the statistical assumptions employed may understate the probability of very large market moves. For this reason, VaR limits are supplemented by a range of controls which include position limits and loss tolerances. In addition scenario-based stress testing is used to calculate the profit and loss impact of major market moves.
      The Group uses a variety of ‘back tests’ to assess the reliability of its VaR modelling and these tests have been supportive of the methodology and techniques used.
      During the year ended March 31, 2005, the Group’s average Trading Book VaR amounted to €2.0m. Its lowest Trading Book VaR was €1.0m and its peak was €3.6m. At March 31, 2005, Trading Book VaR was €1.1m. The corresponding figures for the year ended March 31, 2004 were an average Trading Book VaR of €1.9m a minimum VaR of €1.0m a peak of €3.3m and a year end level of €2.3m.
      Interest rate risk in BoIGM was the predominant source of Trading Book VaR in 2004/2005. The average VaR for this component of risk in the year ended March  31, 2005 was €1.2m and the corresponding figure for the previous year was €1.1m.
BANKING BOOK
      The Group’s Banking Book consists of its retail and corporate deposit and loan books, as well as BoIGM’s interbank money market books and its holdings of investment securities.
      For risk measurement and control purposes, VaR is applied to BoIGM’s Banking Book risk as explained in the Trading Book section above. In the other Group businesses, sensitivity analysis is used to measure and control interest rate risk. This involves calculating exposure in net present value (NPV) terms to a 1% parallel shift of the yield curve. This is supplemented by estimates of maturity mismatch exposure using a methodology which provides estimates of exposure to non-parallel shifts in the yield curve.
      In calculating exposures, undated liabilities and assets (principally non-interest bearing current accounts, capital and fixed assets) are assigned a duration equivalent to that of a portfolio of coupon-bearing bonds with an average life of 4 years.
      All of the Group’s material Banking Book exposure is in Euro, Sterling and US Dollars. At March 31, 2005, a 1% parallel downward shift in the euro, sterling and US Dollar yield curves would have generated gains in NPV terms of €8.6m, €11.6m and €14.2m respectively.
      The table in Note 37 to the Accounts (page F-67) provides an indication of the re-pricing mismatch in the non-Trading Books at March 31, 2005.
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
      The Group also uses credit derivatives, on a limited basis, within its Trading Book to take exposure to credit spread movements and in its Banking Book to provide default protection on specific credit exposures.
      Further details can be found in Note 36 and accounting policy is set out in Note 1.9.
Policy
      The Group’s participation in derivatives markets is subject to policy approved by the Court of Directors and, at a more detailed level, by the Group Risk Policy Committee. The Group makes a clear distinction between derivatives which must be transacted on a perfectly hedged basis, deal by deal, and those whose risks can be managed within broader interest rate or foreign exchange books. Since these broader books can be structured to assume some degree of proprietary risk, derivative positions held within them will not necessarily be exactly hedged.
      Market risk can only be assumed in clearly defined categories of derivative which are traded in well established, liquid markets, supported by industry standard conventions and documentation and valued in accordance with generally accepted methods. Positions can only be taken in instruments which the business can settle, administer and value, and where the risks can be accurately measured and reflected within exposure against limits.
      BoIGM and Davy are the only Group businesses permitted to transact on the Group’s behalf in derivative markets.
      BoIGM is permitted to take risk in non-option derivatives, such as interest rate futures, FRAs, interest rate swaps, credit derivatives, forward foreign exchange and currency swaps. In addition, it is permitted to take exposure in the most widely traded option markets, principally options on futures, caps, floors, swaptions and conventional currency options.
      Davy is permitted to use fixed-interest derivatives to manage the risks arising on its bond positions.
      Transactions in other, more complex derivatives are almost entirely on a perfectly matched, back-to-back basis. This category consists predominantly of equity index derivatives, used for the purposes of constructing retail savings products whose performance is linked to equity markets.

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

Activity	Market Risk	Type of Derivative

Fixed rate lending	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps.
Capped rate lending	Sensitivity to increases in interest rates.	Buy interest rate caps.
Fixed rate funding	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.
Management of the investment of reserves and other non- interest bearing liabilities	Sensitivity to changes in interest rates.	Receive fixed interest rate swaps.
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
      At March 31, 2005, the Group’s structural foreign exchange position was as follows:

	March 31,	March 31,
	2005	2004

	€m	€m
GBP	2,908	2,582
USD	248	233

Total structural FX position	3,156	2,815

      The positions indicate that a 10% depreciation in the value of the euro against all other currencies at March 31, would result in a gain taken to reserves of €316m (2004: €282m).
LIQUIDITY RISK
      Liquidity risk is the risk that a bank will experience difficulty in financing its assets and meeting its contractual payment obligations, or will only be able to do so at substantially above the prevailing market cost of funds. Liquidity distress is almost invariably associated with a severe deterioration in financial performance, but it can also result from unexpected adverse events or systemic difficulties.
      The Group complies with a number of liquidity limits and minimum requirements set by policy and intended to maintain a prudent liability profile at all times. These include measures designed to ensure that the Group’s wholesale funding is diversified across instruments and markets and balanced in its maturity structure.
      In addition, the Group measures the projected short term cashflow mismatch arising from the refinancing of its existing wholesale book and potential net new funding. This measure of potential recourse to wholesale markets must be covered in part by holdings of liquid assets.
      The Group also complies with prudential liquidity requirements set by Financial Regulator and, in respect of its UK operations, by the FSA.

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
      The Group manages operational risk under an overall strategy which is implemented by accountable executives monitored by the Group Risk Policy Committee, the Group Audit Committee and the Group Operational Risk Committee, supported by the Group Operational Risk Function. Potential risk exposures are assessed and appropriate controls are put in place. Recognizing that operational risk cannot be entirely eliminated, the Group implements risk mitigation controls including fraud prevention, contingency planning and incident management. This strategy is further supported by risk transfer mechanisms such as insurance, where appropriate.
      In February 2005, the Group discovered that some personal loan customers who had taken payment protection insurance, and who had repaid loans early, had not been refunded the unutilised portion of their payment protection premium. As previously announced on April 7, 2005 the potential refunds due, including interest, could be up to €15 million. The Group is currently engaged in identifying all those affected who are being fully reimbursed for the unused premium together with interest thereon. As a result of this issue, the Group believes that it has strengthened its processes and control procedures.
      In August 2004 the UK Financial Services Authority imposed a financial penalty on the Group of Stg£375,000 in respect of breaches of anti-money laundering regulations at one of its UK branches. The Group has rectified the issues identified and is satisfied no similar issues occurred elsewhere.
REGULATORY RISK & COMPLIANCE
      Regulatory compliance risk arises from a failure to comply with the laws, regulations or codes applicable to the financial services industry in the jurisdictions within which the Group operates. Non-compliance has adverse reputational implications and may lead to fines, public reprimands, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate. The Group is subject to extensive supervisory and regulatory regimes principally in the Republic of Ireland and the UK. Effective management of regulatory compliance risk is the primary responsibility of business management. This requires the conduct of business in accordance with applicable regulations and with an awareness of compliance risk.
      The Group has upgraded its risks and compliance framework. A Group Regulatory Risk and Compliance Committee has been established as a sub committee of the Group Risk Policy Committee (“GRPC”). The objective of the committee is to define and identify regulatory and compliance risks, devise and implement a framework for their management, report on their status, make recommendations and escalate to senior management as appropriate. The Committee also promotes awareness of regulatory and compliance risks throughout the Group. The Regulatory Risk and Compliance function includes responsibility for legal compli-

ance, tax compliance, and compliance with anti money laundering, health & safety and environmental regulations.
      The Head of Regulatory Risk and Compliance is responsible for formulating and communicating a risk control framework for the management of regulatory and compliance risks and for monitoring a reporting framework to assist business management in discharging its responsibilities.
Item 12     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
      Not Applicable.

PART II
Item 13     DEFAULTS, DIVIDEND ARREARAGES & DELINQUENCIES
      Not Applicable.

Item 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS & USE OF PROCEEDS
      Not Applicable
Item 15     CONTROLS AND PROCEDURES
      An evaluation under the supervision and with the participation of the Group’s management, including the Group Chief Executive and the Group Chief Financial Officer, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures are defined in Exchange Act Rule 13a-15(e) and generally refers to those controls and procedures designed to ensure that information required to be disclosed in reports filed under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within specific time periods. As of the date of the evaluation, the Group’s management, including the Group Chief Executive and Group Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. There were no changes in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16C     Principal Accountant Fees and Services
      During the year, the audit committee adopted a comprehensive policy on the provision of non-audit services to the Group. This policy provides for the pre-approval of all non-audit services as well as the prohibition on the provision of certain other named services by the Group’s auditor, PricewaterhouseCoopers. Management seeks annual pre-approval for certain categories of services which may be rendered by PricewaterhouseCoopers, along with budgets attaching to each category, which cannot be exceeded without the prior approval of the Committee. Any assignment outside of the approved categories or which would cause fees to exceed the agreed budget must be pre-approved by any one member of the Audit Committee and notified to the Audit Committee for ratification at its next meeting. Management reports quarterly to the Audit Committee the amount of fees actually incurred in respect of each category of service. It is Group policy to subject all major consultancy assignments to a competitive tender process (see Note 7 to our Consolidated Financial Statements on page F-24).

Item 16D     Exemptions from the Listing Standards for Audit Committees
      Not applicable.
Item 16E     Purchases of Equity Securities by the Issuer and Affiliated Purchasers
      As at March 31, 2004, 22,316,668 units of Ordinary Stock held by the Group’s life assurance company are categorised as “own shares” and a further 1,519,426 units of Ordinary Stock were purchased by the life assurance company and held for the benefit of policyholders during the year to March 31, 2005. No other share purchases were made during the year.

PART III
Item 17     FINANCIAL STATEMENTS
      (Not responded to as Item 18 complied with)
Item 18     FINANCIAL STATEMENTS
      Financial Statements
Item 19     EXHIBITS

1.1	—	Charter & Acts (incorporated by reference to Exhibit 1.1 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2001, File No. 1-14452).
1.2	—	Bye-Laws.
4.1	—	Rules of the Bank of Ireland Group Stock Options Scheme — 1996 (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2001, File No. 1-14452).
4.2	—	Rules of the Bank of Ireland Group Long Term Performance Stock Plan (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2001, File No. 1-14452).
4.3	—	Rules of the Bank of Ireland Group Long Term Incentive Plan 2004 and Executive Stock Option Scheme 2004.
4.4	—	Service Contract of Non Executive Directors.
8	—	List of significant subsidiaries — incorporated by reference to page 23 of this Form 20-F.
12.1	—	Certification by the Chief Executive Officer as required by Section 302 of Sarbanes-Oxley Act of 2002.
12.2	—	Certification by the Chief Financial Officer as required by Section 302 of Sarbanes-Oxley Act of 2002.
13.1	—	Certification by the Chief Executive Officer as required by Section 906 of Sarbanes-Oxley Act of 2002.
13.2	—	Certification by the Chief Financial Officer as required by Section 906 of Sarbanes-Oxley Act of 2002.

BANK OF IRELAND GROUP
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Year Ended March 31, 2005

BANK OF IRELAND GROUP
STATEMENT OF DIRECTORS’ RESPONSIBILITIES
      The following statement, which should be read in conjunction with the Auditors’ Report set out on page F-3, is made with a view to distinguishing for stockholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.
      Irish company law requires the Directors to ensure that accounts, which give a true and fair view of the state of affairs of the Bank and the Group and of the profit or loss of the Group for the year, are prepared for each financial year.
      With regard to the accounts on pages F-4 to F-110, the Directors have determined that it is appropriate that they continue to be prepared on a going concern basis and consider that in their preparation:-

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

BANK OF IRELAND GROUP
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Court of Directors and members of the Governor and Company of the Bank of Ireland:
      We have audited the accompanying consolidated balance sheets of the Governor and Company of the Bank of Ireland and its subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, of cash flows and of changes in stockholders equity for each of the three years in the period ended March 31, 2005. These accounts are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these accounts based on our audits.
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
      In our opinion, the consolidated accounts referred to above present fairly, in all material respects, the financial position of the Governor and Company of the Bank of Ireland and its subsidiaries at March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in Ireland.
      Accounting principles generally accepted in Ireland vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 46 to the consolidated accounts.
PRICEWATERHOUSECOOPERS
Chartered Accountants and Registered Auditors
Dublin
Ireland
August 29, 2005

BANK OF IRELAND GROUP
CONSOLIDATED STATEMENT OF INCOME

		Year ended March 31,

		2005
		Continuing
		Operations
		before	2005	2005	2004	2003
		Exceptional	Exceptional	Group	Group	Group
	Notes	Items	Items	Total	Total	Total

		(in € millions)
INTEREST RECEIVABLE
Interest receivable and similar income arising from debt securities		418	—	418	331	344
Other interest receivable and similar income	4	3,761	—	3,761	3,300	3,347
INTEREST PAYABLE	5	2,281	—	2,281	1,887	1,962

NET INTEREST INCOME		1,898	—	1,898	1,744	1,729
Fees and commissions receivable		1,200	—	1,200	1,134	1,011
Fees and commissions payable		(199)	—	(199)	(200)	(140)
Dealing profits	36	66	—	66	73	85
Contribution from life assurance business		161	—	161	177	116
Other operating income	6	47	—	47	50	116

TOTAL OPERATING INCOME		3,173	—	3,173	2,978	2,917
Administrative expenses	7	1,621	117	1,738	1,471	1,480
Depreciation and amortisation	7	186	—	186	183	182

OPERATING PROFIT BEFORE PROVISIONS		1,366	117	1,249	1,324	1,255
Provision for bad and doubtful debts	16	79	(100)	(21)	86	100

OPERATING PROFIT		1,287	(17)	1,270	1,238	1,155
Income from associated undertakings and joint ventures		46	—	46	29	22

PROFIT ON ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS		1,333	(17)	1,316	1,267	1,177
Exceptional items	9	—	5	5	(97)	(164)

PROFIT BEFORE TAXATION		1,333	(12)	1,321	1,170	1,013

Taxation	10			(241)	(208)	(163)

PROFIT AFTER TAXATION				1,080	962	850

The notes on pages F-12 to F-110
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP
CONSOLIDATED STATEMENT OF INCOME

		Year ended March 31,

		2005	2004	2003
		Group	Group	Group
	Notes	Total	Total	Total

		(in € millions)
PROFIT FOR THE FINANCIAL YEAR		1,080	962	850
Minority interests: equity		(7)	13	9
: non equity		6	6	6
Non-cumulative preference stock dividends	11	8	8	9

PROFIT ATTRIBUTABLE TO THE ORDINARY STOCKHOLDERS		1,073	935	826
Transfer to capital reserve	34	48	62	44
Ordinary dividends	11	442	400	371

PROFIT RETAINED FOR THE YEAR		583	473	411

Earnings per unit of €0.64 Ordinary Stock (restated)	12	113.9c	97.2c	83.4c

Diluted Earnings per unit of €0.64 Ordinary Stock (restated)	12	112.9c	96.6c	82.6c

The notes on pages F-12 to F-110
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP
CONSOLIDATED BALANCE SHEET

		At March 31,

	Notes	2005	2004

		(in € millions)
ASSETS
Cash and balances at central banks		1,600	1,397
Items in the course of collection from other banks		560	584
Central government and other eligible bills	13	92	211
Loans and advances to banks	14	7,783	7,753
Loans and advances to customers	15	79,917	67,540
Securitisation and loan transfers		344	593
Less: non returnable amounts		(328)	(504)
		16	89
Debt securities	17	21,321	15,676
Securitisation		207	243
Less: non returnable amounts		(188)	(224)
		19	19
Equity shares	18	52	64
Interests in associated undertakings	19	17	14
Interest in joint ventures
— share of gross assets		153	190
— share of gross liabilities		(92)	(73)
— goodwill		—	126
	20	61	243
Intangible fixed assets	21	316	147
Tangible fixed assets	22	1,236	1,268
Other assets	23	4,075	3,767
Prepayments and accrued income		870	690

		117,935	99,462
Life assurance assets attributable to policyholders	24	8,529	6,969

		126,464	106,431

LIABILITIES
Deposits by banks	25	20,254	17,060
Customer accounts	26	60,265	54,395
Debt securities in issue	27	20,539	12,917
Items in the course of transmission to other banks		230	230
Other liabilities	28	6,269	5,676
Accruals and deferred income		770	621
Provisions for liabilities and charges
— deferred taxation	29	72	66
— other	30	321	221
Subordinated liabilities	31	4,086	3,682
Minority interests
— equity		62	54
— non equity	32	73	76
Called up capital stock	33	663	679
Stock premium account	34	765	767
Capital reserve	34	561	498
Profit and loss account	34	2,772	2,281
Revaluation reserve	34	234	239

Own shares held for the benefit of life assurance policyholder		4,995	4,464
Stockholders’ funds including non equity interests		(206)	(183)
		4,789	4,281

Life assurance liabilities attributable to policyholders	24	8,734	7,152

		126,464	106,431

The notes on pages F-12 to F-110
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP
CONSOLIDATED BALANCE SHEET
MEMORANDUM ITEMS

		At March 31,

	Notes	2005	2004

		(in € millions)
Contingent liabilities
Acceptances and endorsements		34	33
Guarantees and assets pledged as collateral security		1,268	1,291
Other contingent liabilities		643	494

	39	1,945	1,818

Commitments	39	29,296	25,235

The notes on pages F-12 to F-110
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP
OTHER PRIMARY STATEMENTS
NOTE OF HISTORICAL COST PROFIT AND LOSS
      There is no significant difference between the results as disclosed in the profit and loss account and the results on an unmodified historical cost basis.
RECONCILIATION OF MOVEMENT IN STOCKHOLDERS’ FUNDS

	Notes	2005	2004	2003

		(in € millions)
At April 1		4,281	4,034	4,077
Profit attributable to the ordinary stockholders		1,073	935	826
Dividends	11	(442)	(400)	(371)

		4,912	4,569	4,532
Revaluation of property		—	59	—
Exchange adjustments	33, 34	(108)	62	(346)
Re-issue of treasury stock under employee stock schemes	33, 34	7	25	6
Ordinary stock buyback and held as Treasury stock	33, 34	—	(377)	(133)
Goodwill written back on disposal of subsidiary		—	—	5
Movement in cost of own shares held for benefit of Life Assurance policyholders		(23)	(57)	(30)
Reissue of treasury stock previously held by subsidiary	34	1	—	—

At March 31		4,789	4,281	4,034

Stockholders’ funds:
Equity		4,724	4,215	3,969
Non equity		65	66	65

		4,789	4,281	4,034

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Notes	2005	2004	2003

		(in € millions)
Profit attributable to the ordinary stockholders		1,073	935	826
Exchange adjustments	33, 34	(108)	62	(346)
Revaluation of property		—	59	—

Total recognised gains since last annual report		965	1,056	480

The notes on pages F-12 to F-110
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

		Year ended March 31,

	Notes	2005	2004	2003

		(in € millions)
Preference stock
At April 1		7	7	7
Exchange adjustments		—	—	—
Preference stock buyback		—	—	—

At March 31	33	7	7	7

Ordinary stock
At April 1		672	672	672
Cancellation of stock		(16)	—	—

At March 31	33	656	672	672

Stock premium
At April 1		767	765	773
Exchange adjustments		(2)	2	(8)

At March 31	34	765	767	765

Capital reserve
At April 1		498	436	397
Exchange adjustments		(1)	—	(5)
Transfer from revenue reserves		48	62	44
Reserve on cancellation of stock		16	—	—

At March 31	34	561	498	436

The notes on pages F-12 to F-110
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY  (Continued)

		Year ended March 31,

	Notes	2005	2004	2003

		(in € millions)
Profit and loss account
At April 1		2,281	2,099	2,116
Profit attributable to the ordinary stockholders		1,073	935	826
Transfer to Capital Reserve		(48)	(62)	(44)
Ordinary dividends		(442)	(400)	(371)
Transfer from capital reserve		—	—	—
Ordinary stock buyback		—	(377)	(133)
Exchange adjustments		(104)	60	(328)
Preference stock buyback		—	—	—
Transfer from revaluation reserve		4	2	22
Review of treasury stock previously held by subsidiaries		1	—	—
Goodwill written back on disposal of subsidiary		—	—	5
Reissue of treasury stock under employee stock schemes		7	25	6
Purchase of stock by subsidiaries		—	(1)	—

At March 31	34	2,772	2,281	2,099

Revaluation reserve
At April 1		239	181	208
Revaluation of property		—	59	—
Exchange adjustments		(1)	1	(5)
Transfer to revenue reserve on sale of property		(4)	(2)	(22)

At March 31	34	234	239	181

		4,995	4,464	4,160

The notes on pages F-12 to F-110
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP
CONSOLIDATED CASH FLOW STATEMENT

		Year ended March 31,

	Notes	2005	2004	2003

		(in € millions)
Net cash flow from operating activities	42	5,681	3,664	1,109
Dividend received from joint venture		14	7	—
Returns on investment and servicing of finance	42	(258)	(190)	(181)
Taxation		(155)	(201)	(180)
Capital expenditure and financial investment	42	(4,287)	(2,875)	(1,367)
Acquisitions and disposals	42	73	(179)	(172)
Equity dividends paid		(417)	(381)	(349)
Financing	42	462	609	205

(Decrease)/ Increase in cash in the year		1,113	454	(935)

The notes on pages F-12 to F-110
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS

1	BASIS OF ACCOUNTING AND ACCOUNTING POLICIES
1.1 Accounting Convention
      The financial statements on pages F-4 to F-110 have been prepared under the historical cost convention as modified by the revaluation of certain properties and investments, in accordance with the Companies Acts, 1963 to 2003 and the European Communities (Credit Institutions: Accounts) Regulations, 1992 and with applicable accounting standards. The accounts are drawn up in euro (€) and except where otherwise indicated are expressed in millions. Costs, assets and liabilities are inclusive of irrecoverable value added taxes where appropriate. Accounting standards generally accepted in Ireland in preparing financial statements giving a true and fair view are those published by the Institute of Chartered Accountants in Ireland and issued by the Accounting Standards Board.
      The Group has adopted the transitional arrangements for FRS 17, “Post Retirement Benefits” and the related disclosures are detailed in Note 35.
1.2 Future Accounting Developments
      During 2004, the Accounting Standards Board (ASB) issued seven new Financial Reporting Standards, FRS 20 to FRS 26, as part of its convergence programme between Irish/ UK GAAP and International Financial Reporting Standards (IFRS). These new standards, which are not effective until 2006 will not impact the Group because of the conversion to IFRS in 2005.
      In December 2004, the ASB issued FRS 27 “Life Assurance”. Following feedback received in response to the exposure draft issued in July 2004, the ASB has deferred implementation of the standard until 2006.
      Additional voluntary disclosure requirements are outlined and these disclosures will be reviewed and included where necessary.
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
1.4 Foreign Currency Translation
      Assets and liabilities in foreign currencies are translated into euro at rates of exchange ruling at the balance sheet date or at hedge rates where appropriate. Exchange differences arising from the application of closing rates of exchange to the opening net assets held in foreign currencies and to related foreign currency borrowings are taken directly to reserves. Profits and losses in foreign currencies are translated into euro at the average rates of exchange for the year or at hedge rates where appropriate and the differences between these rates and closing rates are recorded as a movement in reserves. All other exchange profits and losses, which arise from normal trading activities, are included in operating profits.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)
1   BASIS OF ACCOUNTING AND ACCOUNTING POLICIES  (continued)
      The principal rates of exchange used in the preparation of the accounts are as follows:

	March 31, 2005		March 31, 2004

	Average	Closing	Average	Closing

€/ US$	1.2647	1.2964	1.1796	1.2224
€/ Stg£	0.6834	0.6885	0.6926	0.6659
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
1.12 Tangible Fixed Assets
      Properties held by the Group are stated at valuation. All freehold and long leasehold premises are revalued every 5 years with an interim revaluation in year 3. Computer and other equipment is stated at cost less

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)
1   BASIS OF ACCOUNTING AND ACCOUNTING POLICIES  (continued)
depreciation. Leasehold property, with unexpired terms of 50 years or less, is depreciated by equal annual instalments over the remaining period of the lease. Freehold and long leasehold property is maintained in a state of good repair and the Directors consider that residual values based on prices prevailing at the time of acquisition or subsequent valuation are such that depreciation is not material. Accordingly, this property is not depreciated. Depreciation on adaptation works on freehold and leasehold property is based on an estimated useful life subject to a maximum period of 15 years or the remaining period of the lease. Computer and other equipment is depreciated by equal annual instalments over its estimated useful life subject to a maximum period of 10 years.
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
      A general provision is also made against loans and advances to cover latent loan losses which are known from experience to be present in any portfolio of loans and advances but have yet to be specifically identified. Grading systems are used to rate the credit quality of borrowers. The general provision is calculated by reference to the underlying grade profile.
      The aggregate specific and general provisions which are made during the year, less amounts released and net of recoveries of loans previously written off, are charged against profits for the year. Loans and advances are stated on the balance sheet net of aggregate specific and general provisions.
1.14 Deferred Taxation
      Deferred taxation is recognised on all timing differences where the transaction or event that gives rise to an obligation to pay more tax in the future or a right to pay less tax in the future have occurred by the balance sheet date. Deferred tax assets are recognised when it is more likely than not that they will be recovered. Deferred tax is measured using rates of tax that have been enacted by the balance sheet date. Deferred taxation is not provided in respect of timing differences arising from the sale or revaluation of fixed assets unless, by the balance sheet date, a binding commitment to sell the asset has been entered into.
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
1.17 Goodwill
      Goodwill is a premium arising on acquisition which represents the excess of cost over fair value of the Group’s share of net assets acquired. Premiums arising on acquisitions of subsidiary undertakings occurring after 31 March 1998 are capitalised as assets on the balance sheet and amortised on a straight line basis over their estimated useful economic lives. Goodwill on acquisitions prior to 31 March 1998 was charged against reserves in the year of acquisition and in the event of a subsequent disposal the goodwill would be written back and reflected in the profit and loss account. Goodwill carried in the Group Balance Sheet is subject to impairment review when the carrying amount may not be recoverable and is written down by the amount of any impairment loss identified in the year.
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
      The assets held within the long-term business funds are legally owned by Bank of Ireland Life Holdings plc, however the shareholder will only benefit from ownership of these assets to the extent that surpluses are declared or from other cashflows attributable to the shareholder. Reflecting the different nature of these assets, they are classified separately on the Group’s balance sheet as “Life assurance assets attributable to the policyholders” with a corresponding liability to the policyholders also shown. Own shares held for the benefit of policyholders are accounted for in accordance with UITF 37. Investments held within the long-term business funds are set out in Note 24. Property is valued at open market value as determined by independent professional advisors every year, while securities are valued at mid-market value.
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

	2005

				Continuing
				Operations
				before
	Republic of	United	Rest of	Exceptional	Exceptional
	Ireland	Kingdom	World	Items	Items	Total

	€m	€m	€m	€m	€m	€m
Turnover	2,301	3,206	192	5,699	—	5,699

Profit on ordinary activities before exceptional items	990	326	36	1,352	(17)	1,335

Exceptional items					5	5
Grossing up(1)					—	(19)

Profit before taxation					(12)	1,321

Net assets	2,780	1,519	490	4,789	—	4,789

Total assets(2)	108,395	50,446	4,262	163,103	—	163,103

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

2	SEGMENTAL ANALYSIS (continued)

	2004

	Republic of	United	Rest of
	Ireland	Kingdom	World	Total

	€m	€m	€m	€m
Turnover	2,658	2,283	153	5,094

Profit before exceptional items	936	340	41	1,317

Exceptional items				(97)
Grossing up(1)				(50)

Profit before taxation				1,170

Net assets	2,422	1,399	460	4,281

Total assets(2)	91,249	52,158	2,410	145,817

	2003

	Republic of	United	Rest of
	Ireland	Kingdom	World	Total

	€m	€m	€m	€m
Turnover	2,621	2,272	148	5,041

Profit before exceptional items	869	319	43	1,231

Exceptional items				(164)
Grossing up(1)				(54)

Profit before taxation				1,013

Net assets	2,212	1,448	374	4,034

Total assets(2)	71,035	38,941	2,224	112,200

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

2	SEGMENTAL ANALYSIS (continued)
(b) Business class

	2005

								Continuing
						UK Post		Operations
	Retail		Wholesale	UK	Asset	Office	Group	before
	Republic of	BOI	Financial	Financial	Management	Financial	and	Exceptional	Exceptional
	Ireland	Life	Services	Services	Services	Services	Central	Items	Items	Total

	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Net interest income	1,018	—	302	605	4	6	(23)	1,912	—	1,912
Other income	304	135	339	241	252	1	8	1,280	—	1,280

Total operating income	1,322	135	641	846	256	7	(15)	3,192	—	3,192
Administrative expenses	778	—	249	472	141	54	113	1,807	117	1,924
Provision for bad and doubtful debts	51	—	38	(14)	—	4	—	79	(100)	(21)

Operating Profit	493	135	354	388	115	(51)	(128)	1,306	(17)	1,289
Income from associated undertakings and joint ventures	(3)	—	53	—	—	(4)	—	46	—	46

	490	135	407	388	115	(55)	(128)	1,352	(17)	1,335

Exceptional items									5	5
Grossing up(1)										(19)

Profit before taxation									(12)	1,321

Net assets	1,403	101	722	1,622	377	112	452	4,789	—	4,789

Total assets(2)	57,609	8,977	100,369	42,836	2,980	213	17,744	230,728	—	230,728

Total Risk Weighted Assets	21,969	—	26,454	26,029	284	—	1,156	75,892	—	75,892

	2004

	Retail		Wholesale	UK	Asset	UK Post	Group
	Republic of	BOI	Financial	Financial	Management	Office Joint	and
	Ireland	Life	Services	Services	Services	Venture	Central	Total

	€m	€m	€m	€m	€m	€m	€m	€m
Net interest income	909	—	292	601	3	—	(26)	1,779
Other income	289	147	298	246	258	—	11	1,249

Total operating income	1,198	147	590	847	261	—	(15)	3,028
Administrative expenses	724	—	221	472	136	—	101	1,654
Provision for bad and doubtful debts	53	—	31	2	—	—	—	86

Operating Profit	421	147	338	373	125	—	(116)	1,288
Income from associated undertakings and joint ventures	(2)	—	33	—	—	(3)	1	29

Profit before exceptional items	419	147	371	373	125	(3)	(115)	1,317

Exceptional items								(97)
Grossing up(1)								(50)

Profit before taxation								1,170

Net assets	1,210	95	697	1,483	369	—	427	4,281

Total assets(2)	36,324	7,401	60,328	38,716	1,606	—	10,110	154,485

Total Risk Weighted Assets	18,922	—	20,893	22,828	149	—	569	63,361

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

2	SEGMENTAL ANALYSIS (continued)

	2003

	Retail		Wholesale	UK	Asset	UK Post	Group
	Republic	BOI	Financial	Financial	Management	Office Joint	and
	of Ireland	Life	Services	Services	Services	Venture	Central	Total

	€m	€m	€m	€m	€m	€m	€m	€m
Net interest income	861	—	261	628	5	—	1	1,756
Other income	272	87	317	275	233	—	31	1,215

Total operating income	1,133	87	578	903	238	—	32	2,971
Administrative expenses	687	—	213	523	125	—	114	1,662
Provision for bad and doubtful debts	54	—	25	21	—	—	—	100

Operating Profit	392	87	340	359	113	—	(82)	1,209
Income from associated undertakings and joint ventures	(2)	—	27	—	—	—	(3)	22

Profit before exceptional item	390	87	367	359	113	—	(85)	1,231

Exceptional items								(164)
Grossing up(1)								(54)

Profit before taxation								1,013

Net assets	1,092	88	562	1,481	344	—	467	4,034

Total assets(2)	29,261	5,728	50,530	32,841	1,611	—	7,416	127,387

Total Risk Weighted Assets	15,564	—	18,986	19,512	143	—	422	54,627

(1)	The Group undertakes tax based transactions at rates which differ from normal market rates in return for tax relief arising from various incentives and reliefs. To assist in making valid comparison of pre-tax performance, the analysis of business unit performance is grossed up.

(2)	Total assets include intra-group items of €36,639m (2004: €39,386m, 2003: €22,897m) in geographic segments and €104,264m (2004: €48,054m, 2003: €38,084m) in business class.

3	ACQUISITION — CURRENT YEAR

(a)	Burdale
      On January 5, 2005, Bank of Ireland announced that its wholly owned subsidiary BOI UK Holdings Limited acquired a 100% interest in Burdale Financial Holdings Limited for a consideration of Stg£49m (€70m).

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

3	ACQUISITIONS — CURRENT YEAR (continued)
      As analysed below, the acquisition gave rise to goodwill of Stg£37m (€52m), which has been capitalised and will be written off to the profit and loss account over the estimated useful life of 20 years.

	Stg£m	€m

Debtors	145	206
Cash at Bank	5	7
Creditors due within one year	(131)	(186)

Net assets acquired	19	27
Goodwill	37	52

	56	79

Consideration	49	70
Cost of Acquisition	1	2
Deferred Consideration	6	7

	56	79

      There were no fair value adjustments to the Balance Sheet of Burdale Financial Holdings Limited at January 5, 2005.
      The profit before tax for Burdale Financial Holdings Limited from January 1, 2004 to December 31, 2004 was Stg£6.4m (year ended December 31, 2003 Stg£7.5m).
      A summarised profit and loss account for the period from January 5, 2005 to March 31, 2005 is as follows:

	Stg£m	€m

Income	2.5	3.6
Operating expenses	(1.0)	(1.5)

Operating profit	1.5	2.1

(b)	Iridian
      During the year the Bank acquired an additional 15% stake in Iridian Asset Management LLC (“Iridian”), increasing its stake to 76%. The acquisition gave rise to goodwill of $37.2m (€28.7m) which has been capitalised and will be written off over the estimated useful life of 15 years.
      The Bank has the ability to acquire the remaining 24% over the subsequent 3 year period via a series of call options exercisable each year in broadly equal stakes at a pre-agreed market multiple of profits of the business at the time of purchase of each individual stake. Each year the Bank may purchase any available stakes not previously purchased.
      The Iridian members have a similar series of put options applying the same price formula. The put and call options are mismatched as to timing and consequently price with yearly intervals between when the Bank can exercise each call option followed by when the members can put the corresponding stake.
      The acquisition is treated as a piecemeal acquisition as, in the Directors’ view, the risks and rewards of ownership over the remaining shareholding have not passed to the Bank and, given the mismatched put and call mechanism there is uncertainty as to the exercise of, and therefore the timing of, either the put or call options. In the interim the remaining members will have a continuing economic interest in Iridian, including the right to any distributions declared.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)
4   OTHER INTEREST RECEIVABLE AND SIMILAR INCOME

	Year ended March 31,

	2005	2004	2003

	(in € millions)
Loans and advances to banks	204	227	208
Loans and advances to customers	3,305	2,858	2,922
Finance leasing	129	119	129
Instalment credit	123	96	88

	3,761	3,300	3,347

5   INTEREST PAYABLE

	Year ended March 31,

	2005	2004	2003

	(in € millions)
Interest on subordinated liabilities	225	177	156
Other interest payable	2,056	1,710	1,806

	2,281	1,887	1,962

6   OTHER OPERATING INCOME

		Year ended March 31,

	Note	2005	2004	2003

		(in € millions)
Profit/ (loss) on disposal of investment securities		2	(2)	5
Profit on disposal of tangible fixed assets		8	20	37
Profit on disposal of leases		—	—	21
Securitisation servicing fees	15	4	6	9
Other income		33	26	44

		47	50	116

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)
7   OPERATING EXPENSES

		Year ended March 31,

	Note	2005	2004	2003

		(in € millions)
Staff Costs:
— wages and salaries		850	817	821
— social security costs		76	72	67
— pension costs		67	60	57
— staff stock issue		23	13	9
— severance packages		—	3	1

		1,016	965	955
Operating lease rentals:
— property		53	46	34
— equipment		1	2	1
Other administrative expenses		551	458	490

Total administrative expenses		1,621	1,471	1,480
Strategic Transformation Programme(1)		117	—	—

		1,738	1,471	1,480

Depreciation and amortisation:
— freehold and leasehold property	22	20	18	18
— computer and other equipment	22	141	146	141
— amortisation of goodwill	20, 21	25	19	23

Total depreciation and amortisation		186	183	182

Total operating expenses		1,924	1,654	1,662

Details of Directors’ remuneration are set out in Note 41.
      The charge for staff stock issue represents an amount payable to Trustees on behalf of employees to acquire an issue of Ordinary Stock as provided pursuant to the Stock Issue Schemes approved by the stockholders in 1984 and 1997. In 2005 the charge represents 3% of eligible employees’ basic salary (2004: 2 1/2%).
      A fine was paid to the Financial Services Authority of Stg£375,000 during the year.

(1)	The provision of €117m relating to the Group’s Strategic Transformation Programme includes severance related expenditure together with other implementation costs, which has been provided in accordance with Financial Reporting Standard 12 “Provisions, Contingent Liabilities and Assets”. Of the provided amount, in excess of €80m is expected to be incurred in the 2005/06 financial year although actual expenditure timing is by necessity uncertain. Further expenditure, in addition to the current provision, is expected to be incurred in 2005/06 and in future years.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)
7   OPERATING EXPENSES     (continued)
Auditors’ remuneration (excluding VAT)

		2005			2004	2005

	Notes	ROI	Overseas(i)	Total	Total	Total

	(in € millions)
Audit and assurance services
Statutory audit (including expenses)		2.2	0.9	3.1	2.7	2.4
Other audit and assurance services(ii)		0.6	0.1	0.7	1.1	1.8

		2.8	1.0	3.8	3.8	4.2

Other services
Transaction services(iii)		0.1	0.6	0.7	—	0.8
Taxation services		1.4	2.5	3.9	3.2	2.4
Other services		0.7	—	0.7	0.7	0.4

		2.2	3.1	5.3	3.9	3.6

Total		5.0	4.1	9.1	7.7	7.8

      The Audit Committee has reviewed the level of fees and is satisfied that it has not affected the independence of the auditors.

(i)	Fees to overseas auditors principally consist of fees to PwC in the United Kingdom.

(ii)	Other audit and assurance services consist primarily of fees in connection with reporting to regulators, letters of comfort and accountancy advice.

(iii)	Transaction services costs relate primarily to financial due diligence and other assignments.
      It is Group policy to subject all major consultancy assignments to a competitive tender process.
8   EMPLOYEE INFORMATION
      In the year ended March 31, 2005 the average full time equivalents was 16,960 (2004: 17,540, 2003: 18,214), categorised as follows in line with the business classes as stated in Note 2.

	2005	2004	2003

Retail Republic of Ireland	7,761	7,813	7,806
BOI Life	1,051	1,066	1,111
Wholesale Financial Services	1,429	1,305	1,234
UK Financial Services	4,820	5,298	5,633
Asset Management Services	634	652	673
UK Post Office Joint Venture	143	10	—
Group and Central	1,122	1,396	1,757

	16,960	17,540	18,214

      The staff costs in Note 7 are exclusive of staff costs relating to the life assurance business. The contribution from the life assurance business shown in the Consolidated Statement of Income on page F-4 is net of these staff costs.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)
9   EXCEPTIONAL ITEMS
      In the year to March 31, 2005, the exceptional items represent the following:

•	Profit of €31m on the sale of the Bank’s 50% shareholding in EuroConex Technologies Limited to Nova EuroConex Holdings BV, a subsidiary of US Bancorp, on June 29, 2004.

•	Implementation costs of €10m associated with the UKFS Business Improvement Programme.

•	Restructuring of the UK IFA Businesses

—	On March 18, 2005, the Group completed the sale of Chase de Vere Financial Solutions plc and Moneyextra Mortgages Limited to AWD plc, part of AWD Holdings AG. The sale proceeds were €28.4m (£19.4m), which after charging for certain costs and provisions associated with the disposal, has resulted in a net loss on disposal of €20.0m (£13.7m).

—	Provisions released following the exit from leases €8m.

•	The write off of goodwill associated with Venson for the impairment of certain assets amounted to €4m.
      In the year ending March 31, 2004, the exceptional items represent the following:

•	the net proceeds of €36 million on the sale of our share in the alliance between Bank of Ireland Securities Services and State Street Bank,

•	the write-off of the remainder of the goodwill associated with Chase de Vere of €93 million together with some provisions of €22 million for the impairment of certain assets in the IFA business.

•	additional costs of €4 million incurred in relation to restructuring undertaken in previous years.

•	implementation costs of €14 million associated with the UKFS Business Improvement Programme.
10  TAXATION

	2005	2004	2003

	(in € millions)
Current Tax
Irish Corporation tax
Current year	138	141	108
Prior years	2	8	17
Double taxation relief	(19)	(19)	(16)
Foreign tax
Current year	75	70	69
Prior years	3	(14)	(13)

	199	186	165
Deferred taxation
Origination and reversal of timing differences — Domestic	(1)	6	(5)
— Foreign	27	7	(6)

	26	13	(11)
Share of associated undertakings and joint ventures	16	9	9

	241	208	163

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)
10  TAXATION     (continued)
      The tax charge for the year, at an effective rate of 18.2% (2004: 17.8%) is higher than the standard Irish Corporation Tax rate mainly because of higher tax rates applying in other jurisdictions, and the levy on certain financial institutions.

	2005	2004	2003

	(in € millions)
The deferred taxation (credit)/ charge arises from:
Leased assets	(4)	(2)	9
Own assets	2	7	(2)
Short term timing differences	28	8	(18)

	26	13	(11)

      The reconciliation of current tax on profit on ordinary activities at the standard Irish Corporation tax rate to the Group’s actual current tax charge for the years ended March 31, 2005, 2004 and 2003 is shown as follows:

	2005	2004	2003

	(in € millions)
Profit on ordinary activities before tax multiplied by the weighted standard rate of Corporate tax in Ireland of 12.5% (2004: 12.5%, 2003: 15.125%)	165	146	153
Effects of:
Levy on certain financial institutions	26	26	7
Foreign earnings subject to different rates of tax	50	34	11
Non-deductible goodwill	3	30	33
Tax exempted income and income at a reduced Irish tax rate	(23)	(44)	(63)
Capital allowances less than/ (in excess of) depreciation	2	(5)	(7)
Other deferred tax timing differences	(28)	(8)	18
Prior year adjustments	5	(6)	4
Share of associated undertakings and joint ventures	(6)	(4)	(5)
Other adjustments for current tax purposes	5	17	14

Current tax charge	199	186	165

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)
11  DIVIDENDS

	Year ended March, 31

	2005	2004	2003

	(in € millions)
Equity Stock:
2005
On units of €0.64 Ordinary Stock in issue
Interim dividend 16.6c	160
Proposed final dividend 29.0c	282
2004
On units of €0.64 Ordinary Stock in issue
Interim dividend 14.8c		143
Proposed final dividend 26.6c		257
2003
On units of €0.64 Ordinary Stock in issue
Interim dividend 13.2c			133
Proposed final dividend 23.8c			238

	442	400	371

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

	Year ended March 31,

	2005	2004	2003

	(in € millions)
Non Equity Stock:
2005
On units of €1.27 of Non-Cumulative Preference Stock, Dividend €1.5237	5
On units of Stg£1 of Non-Cumulative Preference Stock, Dividend Stg£1.2625	3
2004
On units of €1.27 of Non-Cumulative Preference Stock, Dividend €1.5237		5
On units of Stg£1 of Non-Cumulative Preference Stock, Dividend Stg£1.2625		3
2003
On units of €1.27 of Non-Cumulative Preference Stock, Dividend €1.5237			5
On units of Stg£1 of Non-Cumulative Preference Stock, Dividend Stg£1.2625			4

	8	8	9

      Dividend payments on Non Cumulative Preference Stock are accrued.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

12	EARNINGS PER UNIT OF €0.64 ORDINARY STOCK

a)	Basic
      The calculation of basic earnings per unit of €0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders.

	2005	2004	2003

Profit attributable to Ordinary Stockholders	€1,073m	€935m	€826m
Weighted average number of shares in issue	942m	961m	991m
Basic earnings per share	113.9c	97.2c	83.4c

b)	Diluted
      The diluted earnings per unit of €0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue excluding own shares held for the benefit of life assurance policyholders adjusted for the effect of all dilutive potential Ordinary Stock.

	2005	2004	2003

Profit attributable to Ordinary Stockholders	€1,073m	€935m	€826m
Average number of shares in issue	942m	961m	991m
Effect of all dilutive potential Ordinary Stock	8m	7m	10m

	950m	968m	1,001m

Diluted earnings per share	112.9c	96.6c	82.6c

13	CENTRAL GOVERNMENT AND OTHER ELIGIBLE BILLS

	At March 31,

	2005	2004

	(in € millions)
Investment securities
— government bills and similar securities	7	7
Other securities
— government bills and similar securities	85	204

	92	211

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

14	LOANS AND ADVANCES TO BANKS

	At March 31,

	2005	2004

	(in € millions)
Funds placed with Central Bank of Ireland	117	114
Funds placed with other central banks	54	47
Funds placed with other banks	7,612	7,592

	7,783	7,753

Repayable on demand	1,382	482
Other loans and advances to banks by remaining maturity
— 3 months or less	3,662	3,627
— 1 year or less but over 3 months	2,682	2,826
— 5 years or less but over 1 year	23	787
— over 5 years	34	31

	7,783	7,753

      The Group is required to maintain balances with the Central Bank of Ireland and other Central Banks.

15	LOANS AND ADVANCES TO CUSTOMERS

(a)	Loans and advances to customers

	At March 31,

	2005	2004

	(in € millions)
Loans and advances to customers	76,360	63,876
Loans and advances to customers — finance leases	2,025	2,593
Hire purchase receivables	1,851	1,543

	80,236	68,012
Provision for bad and doubtful debts (see Note 16)	(319)	(472)

	79,917	67,540

Repayable on demand	2,990	2,413
Other loans and advances to customers by remaining maturity
— 3 months or less	3,670	2,142
— 1 year or less but over 3 months	6,152	5,425
— 5 years or less but over 1 year	18,156	16,295
— over 5 years	49,268	41,737

	80,236	68,012

      The loans accounted for on a non-accrual basis at March 31, 2005 amounted to €160m (2004: €179m) and the provisions thereon amounted to €112m (2004: €99m).

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

15	LOANS AND ADVANCES TO CUSTOMERS (continued)

(b)	Securitisation and loan transfers
      The Group has sold the following pools of mortgages.

				Presentation in
Year	Securitisations	Notes	Mortgages	accounts	Value

					€m
1994	Residential Property Securities No. 4 plc (RPS4)	(i),(ii)	Residential	Linked	726
1997	Residential Property Securities No. 5 plc (RPS5)	(i),(ii)	Residential	Linked	436
2000	Liberator Securities No. 1 plc	(iii)	Residential	Linked	500
2000	Shipshape Residential Mortgages No. 1 plc (SS1)	(iv)	Residential	Linked	436
      All the issued shares in the above companies are held by Trusts. The Group does not own directly or indirectly any of the share capital of these companies or their parent companies. Under the terms of separate agreements, the Group continues to administer the mortgages, for which it receives fees and income. The Group is not obliged, nor intends to support any losses in respect of the sold mortgages. Repayment of the funding will be made solely from the cashflows generated by the underlying mortgage portfolios. This is clearly stated in the agreements with the providers of the funding. The proceeds generated by the mortgage assets will be used to pay the interest and capital on the notes and any other administrative expenses and taxation. Substantially all of any residue is payable to the Group.
Notes

(i)	These companies issued Mortgage Backed Floating Rate Notes (“Notes”) to finance the purchase of the mortgage pools. Loan facilities have been made available by the Group to finance certain issue-related expenses and loan losses arising on the pools of mortgages sold. The loans are repayable when all Notes have been redeemed subject to the issuer having sufficient funds available.

(ii)	On October 29, 2004 the Group exercised its option to repurchase the remaining mortgages outstanding on Residential Property Securities No. 4 plc. The balances on these mortgages had reduced to £48m at the time of repurchase. On November 24, 2004 the Group exercised its option to repurchase the remaining mortgages outstanding on Residential Property Securities No. 5 plc. The balances on these mortgages had reduced to £38m at the time of repurchase.

(iii)	The company is incorporated under the Irish Companies Acts, 1963 to 2003 and is registered and operates in the Republic of Ireland.

(iv)	Under the terms of this issue, the Group is not obliged to repurchase any of the assets or to transfer in any additional assets, except in respect of individual mortgages in breach of warranty. SS1 funded the purchase of mortgage assets by the issue of mortgage backed floating rate notes (“notes”) the lowest ranking (the “C notes”) of which have been purchased by the Group. Under the terms of this issue, the Group is not obliged to repurchase any of the assets, or to transfer in any additional assets, except in respect of individual mortgages in breach of warranty. SS1 has entered into an interest rate swap agreement with Bristol & West plc to hedge its exposure in respect of the interest payments receivable under the mortgage loans and its payment obligations to the notes. The terms of this agreement are tied to market rates.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

15	LOANS AND ADVANCES TO CUSTOMERS (continued)
      A summarised profit and loss account for the period to March 31, 2005 for RPS4, RPS5, Liberator Securities No 1 and SS1 is set out below:

	At March 31,

	2005	2004	2003

	(in € millions)
Interest receivable	23	32	51
Interest payable	(17)	(25)	(41)
Fee income	—	1	1
Deposit income		—	1
Operating expenses	(2)	(2)	(3)

Profit for the financial period	4	6	9

(c)	Concentration of exposure to credit risk
      The Group’s exposure to credit risk from its lending activities does not exceed 10% of loans and advances to customers after provisions in any individual sector or industry with the exception of “Personal — residential mortgages” and “Construction and property”.
      The Group’s “Personal — residential mortgages” portfolio is widely diversified by individual borrower and amounts to 51% (2004: 54%) of the total loans and advances to customers, 36% (2004: 36%) of the loans and advances in the Republic of Ireland and 69% (2004: 71%) in the United Kingdom.
      The Group’s “Construction and property” classification amounts to 15% (2004: 13%) of the total loans and advances to customers, 19% (2004: 18%) of the loans and advances in the Republic of Ireland and 11% (2004: 8%) in the United Kingdom.

(d)	Leasing and hire purchase

	At March 31,

	2005	2004

	(in € millions)
Amount receivable by remaining maturity
— within 1 year	1,325	1,331
— 5 years or less but over 1 year	1,768	1,885
— over 5 years	783	920

	3,876	4,136

      The cost of assets acquired for finance leases and hire purchase contracts, net of grants received or receivable, amounted to €1,226m (2004: €2,382m).
      Aggregate amounts receivable including capital repayments during the year in respect of finance leases and hire purchase contracts amounted to €1,288m (2004: €1,135m).

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

16	PROVISION FOR BAD AND DOUBTFUL DEBTS

	Year ended March 31,

	2005	2004	2003

	(in € millions)
At April 1,	472	480	500
Exchange adjustments	(9)	7	(30)
Charge against profits	79	86	100
Amounts written off	(144)	(114)	(96)
Recoveries	21	13	6
Special release	(100)	—	—
Transfer of provisions to subsidiary undertakings	—	—	—

At March 31,	319	472	480

Provisions at March 31,
— specific	181	191	170
— general	138	281	310

	319	472	480

      A review of the loan loss provision has taken place and in light of the favourable economic conditions and the strong quality of assets, a special release of €100 million of loan loss provisions has been made.

17	DEBT SECURITIES

	At March 31, 2005

		Gross	Gross
	Book	Unrealised	Unrealised	Fair
	Value	Gains	Losses	Value

	€m	€m	€m	€m
The Group
Issued by public bodies
Investment securities
— government securities	394	17	(4)	407

Other securities
— government securities	5,774			5,774

	5,774			5,774

Issued by other issuers
Investment securities
— bank and building society certificates of deposit	1,126	12	—	1,138
— other debt securities	13,556	100	(43)	13,613

	14,682	112	(43)	14,751

Other securities
— bank and building society certificates of deposit	—			—
— other debt securities	471			471

	471			471

	21,321	129	(47)	21,403

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

17	DEBT SECURITIES (continued)

	At March 31, 2004

		Gross	Gross
	Book	Unrealised	Unrealised	Fair
	Value	Gains	Losses	Value

	€m	€m	€m	€m
The Group
Issued by public bodies
Investment securities
— government securities	881	34	—	915

Other securities
— government securities	4,174			4,174

	4,174			4,174

Issued by other issuers
Investment securities
— bank and building society certificates of deposit	811	—	—	811
— other debt securities	9,461	92	(46)	9,507

	10,272	92	(46)	10,318

Other securities
— bank and building society certificates of deposit	—			—
— other debt securities	349			349

	349			349

	15,676	126	(46)	15,756

	Year ended
	March 31,

	2005	2004

	(in € millions)
Investment securities
— listed	9,541	7,703
— unlisted	5,535	3,450

	15,076	11,153

Other securities
— listed	5,795	4,349
— unlisted	450	174

	6,245	4,523

Unamortised premiums and discounts on investment securities	9	13

      Income from listed and unlisted investments amounted to €418m (2004: €331m).

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

17	DEBT SECURITIES (continued)

		Discount/	Carrying
Investment securities’ movements	Cost	(Premium)	Value

	€m	€m	€m
At April 1, 2004	11,212	(59)	11,153
Exchange adjustments	(217)	—	(217)
Acquisitions	7,837	—	7,837
Disposals and redemptions	(3,682)	—	(3,682)
Amortisation	—	(15)	(15)

At March 31, 2005	15,150	(74)	15,076

	Year ended
	March 31,

	2005	2004

	(in € millions)
Analysed by remaining maturity:
Due within one year	5,887	4,371
Due one year and over	15,434	11,305

	21,321	15,676

      The valuation of unlisted securities is based on the Directors’ estimate. The cost of other securities is not disclosed as its determination is not practicable. Debt securities includes securities which are subject to sale and repurchase agreements of €2,769m (2004: €2,489m).
      Debt securities with a market value of €12,044m (2004: €6,460m) were pledged as collateral to cover settlement risk for securities’ transactions.
Securitisation
      The Group has sold several pools of leveraged acquisition finance loan assets to Partholon CDO 1 plc (“Partholon”), which is incorporated under the Irish Companies Acts, 1963 to 2003 and is registered and operates in the Republic of Ireland. Partholon has issued a series of loan notes to finance this purchase. The Group holds 25% of the subordinated loan notes but does not own, directly or indirectly, any of the share capital of Partholon, which is owned by a charitable trust. The Group also holds €5m of AAA-rated loan notes in Partholon, which it intends to hold until maturity.
      Under the terms of separate agreements the Group manages the assets of Partholon, including identification of additional assets for acquisition, for which it receives fees.
      The market value at the dates of sale of the assets sold to Partholon totalled €243m and they are disclosed by way of linked presentation on the Bank Balance Sheet and Group Balance Sheet. The Group is not obliged, nor intends to support any losses in respect of the assets of Partholon. Repayment of the loan notes issued by Partholon will be made solely from the cashflows generated by its pool of assets. This is clearly stated in the agreements with the holders of the loan notes. The proceeds generated by the acquired assets will be used to pay interest and capital on the loan notes and any other administrative expenses and taxation.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

17	DEBT SECURITIES (continued)

The Group

€m
Securitisation and loan transfers	207
Less: non-returnable amounts	188

19

18  EQUITY SHARES

	At March 31, 2005

		Gross	Gross
		Unrealised	Unrealised
	Book Value	Gains	Losses	Fair Value

	(in € millions)
Held as financial fixed assets
— listed	—	—	—	—
— unlisted	29	—	—	29
Held for trading purposes
— listed	23	—	—	23
— unlisted	—	—	—	—

	52	—	—	52

19	INTERESTS IN ASSOCIATED UNDERTAKINGS

	Year ended
	March 31,

	2005	2004

	(in € millions
At April 1	14	13
Increase in investments	5	4
Decrease in investments	(1)	(1)
Retained profits	(1)	(2)

At March 31	17	14

      In presenting details of the associated undertakings of the Bank of Ireland Group the exemption permitted by Regulation 10 of the European Communities (Credit Institutions: Accounts) Regulations, 1992 has been availed of and Bank of Ireland will annex to its annual return to the Companies Office a full listing of associated undertakings.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)
20  INTEREST IN JOINT VENTURES

	Year ended
	March 31,

	2005	2004

	(in € millions)
At April 1	243	25
Acquisitions	—	156
Payment for Post Office Brand	—	44
Dividend received	(14)	—
Retained profits	34	15
Amortisation of goodwill	(3)	—
Disposals	(4)	—
Exchange adjustments	(9)	3
Transfer to Group undertakings	(186)	—

At March 31	61	243

      On March 19, 2004 Bank of Ireland UK Holdings plc signed the contract to acquire a 50.01% holding in the entity, Midasgrange Limited (trading as Post Office Financial Services). This was accounted for as a joint venture using the gross equity method until July 31, 2004. Due to the change in the shareholdings, Midasgrange Limited is now fully consolidated in the Group’s accounts from August 1, 2004. The unamortised goodwill and the intangible assets on acquisition (€119m) previously shown in “Interest in Joint Ventures” is now recorded in “Intangible Fixed Assets” (note 21) and the related minority interest (€67m) is recorded in “Minority Interest — equity”.
      An additional payment was made of €44m (Stg£29m) to the UK Post Office for the use of the Post Office Brand in connection with the business of the joint venture. This is considered to be part of the goodwill arising on the Group’s investment and will be written off to the profit and loss account over its useful estimated life of 10 years.

Share of net assets acquired	2004

€m
Cash at bank and in hand	75
Goodwill	81

156

Consideration	149
Costs of Acquisition	7

156

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)
21  INTANGIBLE FIXED ASSETS
Goodwill

	The Group

	2005	2004

	(in € millions)
Cost
At April 1	424	423
Goodwill arising on acquisitions during the year	81	11
Transfer from joint ventures	119	—
Exchange adjustments	(15)	(10)

At March 31	609	424

Amortisation
At April 1	277	157
Charge for year	23	19
Impairment	3	93
Exchange adjustments	(10)	8

At March 31	293	277

Net Book Value	316	147

      The details relating to recent acquisitions are set out in Note 3.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

22	TANGIBLE FIXED ASSETS
The Group

						Payments
		Leases of	Leases of			on account
	Freehold	50 years	less than	Computer	Finance	and assets in
	land and	or more	50 years	and other	lease	the course of
	buildings	unexpired	unexpired	equipment	assets	construction	Total

	€m	€m	€m	€m	€m	€m	€m
Cost or valuation
At April 1, 2004	533	19	81	1,372	10	96	2,111
Exchange adjustments	(5)	—	(1)	(10)	—	(1)	(17)
Additions	6	—	8	63	—	110	187
Disposals	(37)	(1)	(1)	(47)	—	—	(86)
Reclassifications	10	(2)	(2)	30	—	(36)	—
Disposal of group undertakings	—	—	(4)	—	—	—	(4)

At March 31, 2005	507	16	81	1,408	10	169	2,191

Accumulated depreciation and amortisation
At April 1, 2004	—	—	7	830	6	—	843
Exchange adjustments	—	—	—	(6)	—	—	(6)
Disposals	—	—	(2)	(37)	—	—	(39)
Charge for year	9	—	10	141	1	—	161
Disposal of group undertakings	—	—	(4)	—	—	—	(4)

At March 31, 2005	9	—	11	928	7	—	955

Net book value
At March 31, 2005	498	16	70	480	3	169	1,236

At March 31, 2004	533	19	74	542	4	96	1,268

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
      As at March 31, 2005 on a historical cost basis the cost of group property would have been included at €383m (2004: €412m) less accumulated depreciation €123m (2004: €104m). The Group occupies properties with a net book value of €578m (2004: €597m) in the course of carrying out its own activities.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

22	TANGIBLE FIXED ASSETS (continued)
      In the year to March 31, 2005 salary and other costs of €80m (2004: €67m) incurred on computer software development and other projects have been capitalised. This expenditure when operational is depreciated in equal annual instalments over its estimated useful life, ranging between five and ten years.

	Year ended
	March 31,

	2005	2004

	(in € millions)
Tangible fixed assets leased	3	27

	Year ended
	March 31,

	2005	2004

	(in € millions)
Future capital expenditure
— contracted but not provided in the accounts	10	11

— authorised by the Directors but not contracted	14	4

      Rentals payable in 2005 under non-cancellable operating leases amounted to €64m (2004: €54m). Of this amount €2m (2004: €1m) relates to leases expiring within one year, €16m (2004: €14m) relates to leases expiring in two to five years and €46m (2004: €39m) relates to leases expiring after five years, split between property €62m and equipment €2m.
      Minimum future rentals under non cancellable operating leases are as follows:

Year ended 31 March	Payable	Receivable

	€m	€m
2006	52	3
2007	51	2
2008	46	2
2009	39	1
2010	40	1
Thereafter	602	5
      The obligations under finance leases amount to €2.1m (2004: €2.8m) of which €0.8m (2004: €0.7m) is due within one year, €1.2m (2004: €2.1m) is due after more than one year but within five years and nil (2004: nil) is due after five years.

23	OTHER ASSETS

	Year ended
	March 31,

	2005	2004

	(in € millions)
Sundry debtors and others	1,583	1,531
Foreign exchange and interest rate contracts	1,849	1,663
Value of life assurance business in force	643	573

	4,075	3,767

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

24	LIFE ASSURANCE BUSINESS
      The net assets attributable to stockholders from the life assurance business are analysed as follows:

	2005	2004

	(in € millions)
Long term assurance business
Net tangible assets of life companies including surplus	352	281
Value of life assurance business in force	643	573

	995	854

Increase in net tangible assets of life companies including surplus	71	75
Increase in value of life assurance business in force	70	79

Profit after tax	141	154

      The net assets above of €995m are before payment of dividend, €52m to the Governor and Company of the Bank of Ireland and other capital movements (€1m).
      The life assurance assets attributable to policyholders consist of:

	2005	2004

	(in € millions)
Property	503	430
Fixed interest securities	1,784	1,378
Other securities	5,668	4,578
Bank balances and cash	567	574
Income receivable	53	49
Other assets	250	200
Other liabilities	(6)	(13)

	8,819	7,196
Less Bank of Ireland shares held for the benefit of policyholders	(290)	(227)

	8,529	6,969

Value of in-force business
      The principal assumptions used in the calculation of shareholders’ value of in-force business are:

	2005	2004

Risk adjusted discount rate (net of tax)	8%	8%
The risk margin assumed in the risk adjusted discount rate has increased by 0.5%
Investment returns on unit linked assets	6.0%	6.0%
— Equities and property	6.5%	7.0%
— Government fixed interest	4.0%	4.5%
Shareholder taxation	12.5%	12.5%

Mortality Rates	Based on actual experience.
Lapse Rates	Based on actual experience on each block of business.
Asset Values	The value of unit-linked assets used to project future management charges is based on actual market values. Assets supporting the solvency margin are discounted.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

24	LIFE ASSURANCE BUSINESS (continued)
Achieved Profits:
      The profit, derived using the Achieved Profits method and shown in the Operating Review, is analysed into five categories:

•	A contribution from new business, comprising the additional value added after providing for the return equal to the risk adjusted discount rate on capital employed in writing the new business;

•	A contribution from in-force business at the beginning of the year, comprising interest at the risk adjusted discount rate on the value of in-force business together with the effect of any deviations in experience compared with the assumptions (excluding any investment variance) and the effect of any changes in operating assumptions;

•	Investment earnings on the net assets attributable to shareholders;

•	Investment variance, which represents the difference between the actual and expected return on unit-linked assets and the impact this has on management charges in the current and future years.

•	Changes in economic assumptions expected to be non-recurring.
Premium Income Analysis
      The table below sets out the levels of gross premiums and new business written for 2005 and 2004.

	Individual
			Group
	Life	Pensions	Contracts	Total

	€m	€m	€m	€m
Gross Premiums Written — 2005
Recurring premiums	416	360	12	788
Single premiums	584	302	92	978
Non-life single premiums	80	—	—	80

Total gross premiums written	1,080	662	104	1,846

Gross Premiums Written — 2004
Recurring premiums	408	297	14	719
Single premiums	393	280	46	719
Non-life single premiums	155	0	0	155

Total gross premiums written	956	577	60	1,593

Gross New Business Premiums Written — 2005
Recurring premiums	59	132	—	191
Single premiums	584	302	92	978
Non-life single premiums	80	—	—	80

Total gross new business written	723	434	92	1,249

Gross New Business Premiums Written — 2004
Recurring premiums	52	124	0	176
Single premiums	393	280	46	719
Non-life single premiums	155	0	0	155

Total gross new business written	600	404	46	1,050

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

25	DEPOSITS BY BANKS

	Year ended
	March 31,

	2005	2004

	(in € millions)
Deposits by Banks	20,254	17,060
of which:
Domestic	18,975	15,963
Foreign	1,279	1,097

	20,254	17,060

Repayable on demand	4,186	3,591
Other deposits by remaining maturity
— 3 months or less	13,217	11,824
— 1 year or less but over 3 months	2,100	1,175
— 5 years or less but over 1 year	661	324
— over 5 years	90	146

	20,254	17,060

26	CUSTOMER ACCOUNTS

	Year ended
	March 31,

	2005	2004

	(in € millions)
Current accounts	13,441	11,259
Demand deposits	21,316	21,390
Term deposits and other products	24,836	21,098
Other short-term borrowings	672	648

	60,265	54,395

of which:
Non interest bearing current accounts
Domestic	9,001	7,730
Foreign	944	912

	9,945	8,642

Interest bearing current accounts and short term borrowings
Domestic	27,925	23,680
Foreign	22,395	22,073

	50,320	45,753

Repayable on demand	32,847	29,929
Other deposits with agreed maturity dates or periods of notice, by remaining maturity
— 3 months or less	16,724	15,551
— 1 year or less but over 3 months	4,643	3,017
— 5 years or less but over 1 year	4,776	4,877
— over 5 years	1,275	1,021

	60,265	54,395

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

27	DEBT SECURITIES IN ISSUE

	Year ended
	March 31,

	2005	2004

	(in € millions)
Bonds and medium term notes by remaining maturity
— 3 months or less	607	338
— 1 year or less but over 3 months	1,784	1,303
— 5 years or less but over 1 year	2,546	3,876
— over 5 years	2,019	—
Other debt securities in issue by remaining maturity
— 3 months or less	10,838	5,744
— 1 year or less but over 3 months	2,745	1,655
— 5 years or less but over 1 year	—	1

	20,539	12,917

28	OTHER LIABILITIES

	Year ended
	March 31,

	2005	2004

	(in € millions)
Current taxation	91	85
Notes in circulation	785	761
Foreign exchange and interest rate contracts	1,831	1,686
Sundry creditors	1,931	1,452
Other	1,349	1,435
Dividends	282	257

	6,269	5,676

      The Bank is authorised to issue bank notes in Northern Ireland under the Bankers (Ireland) Act 1845 and the Bankers (Northern Ireland) Act, 1928 as amended by Section 11 of Bankers (NI) Act 1928.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

29	DEFERRED TAXATION

	Year ended
	March 31,

	2005	2004

	(in € millions)
Taxation treatment of capital allowances:
— finance leases	89	103
— equipment used by group	21	14
Other short term timing differences	(38)	(51)

Deferred taxation provision/(asset)	72	66

At April 1	66	54
Exchange adjustments	—	(1)
Charge for year	26	13
Disposals	(15)	—
Other movements	(5)	—

At March 31	72	66

      No provision is made for deferred tax on capital gains which might arise on the disposal of properties at their balance sheet amounts, due to the expectation that the greater portion of land and buildings will be retained by the Group.
      During the year the Group disposed of a number of properties on which c. €2m tax has been provided. The Finance Act 2003 provided for the abolition of roll over relief for disposals after December 4, 2002, however relief was retained in respect of gains previously rolled over into assets disposed of on or after that date provided the proceeds on the current disposals are reinvested into further qualifying assets. No provision for deferred tax has been made on rolled over assets as there is no proposal to dispose of any material portion of the property portfolio in the foreseeable future.
30  OTHER PROVISIONS FOR LIABILITIES AND CHARGES

		Strategic
	Pensions	Transformation
	obligations	Programme(1)	Other	Total

	€m	€m	€m	€m
The Group
At April 1, 2004	158	—	63	221
Exchange adjustments	(1)	—	(2)	(3)
Provisions made	69	117	47	233
Provisions utilised	(80)	—	(23)	(103)
Provisions released	(4)	—	(23)	(27)

At March 31, 2005	142	117	62	321

(1)	See Note 7.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)
31  SUBORDINATED LIABILITIES

	Year ended
	March 31,

	2005	2004

	(in € millions)
Undated Loan Capital
Bank of Ireland
US$150m Undated Floating Rate Primary Capital Notes	114	121
Bank of Ireland UK Holdings plc
€600m 7.40% Guaranteed Step-up Callable Perpetual Preferred Securities	595	595
Stg£350m 6.25% Guaranteed Callable Perpetual Preferred Securities	504	521
BOI Capital Funding (No 1) LP
€600m Fixed Rate/ Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	587	—
Bristol & West
Stg£75m 13 3/8% Perpetual Subordinated Bonds	180	186

	1,980	1,423

Dated loan capital
Bank of Ireland
Stg£100m 9.75% Subordinated Bonds 2005	—	150
€750m 6.45% Subordinated Bonds 2010	748	748
€600m Subordinated Floating Rate Notes 2013	599	599
€650m Fixed/ Floating Rate Subordinated Notes 2019	650	650
Bristol & West
Stg£75m 10 3/4% Subordinated Bonds 2018	109	112

	2,106	2,259

	4,086	3,682

Repayable
in 1 year or less	—	150
Between 2 and not more than 5 years	748	—
5 years or more	1,358	2,109

	2,106	2,259

      The US$150m Undated Floating Rate Primary Capital Notes, which were issued at par on December 5, 1985 are subordinated in right of payment to the claims of depositors and other creditors of the Bank.
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
      On March 2, 2005 BOI Capital Funding (No. 1) LP (the Issuer) issued €600m Fixed Rate/ Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (the Preferred Securities) having the benefit of a subordinated guarantee by the Bank.
      The Preferred Securities, comprising limited partnership interests in BOI Capital Funding (No. 1) LP, are perpetual securities with no maturity date. However they are redeemable, subject to the prior approval of IFSRA, on 3 March 2010 or any distribution payment date thereafter, in whole but not in part, at the option of BOI G.P. No. 1 Limited, which is the General Partner of the Issuer, at their principal amount plus any outstanding payments due.
      The Preferred Securities bear interest at a rate of 6.25% per annum to 3 March 2007 and thereafter at a variable rate of interest per annum which is the lesser of (i) the aggregate of 0.10% per annum and the annual spot 10 year EUR fixed versus 6 month EUR EURIBOR swap rate and (ii) 8% per annum.
      The Issuer will not pay any Distributions and the Guarantor will not make any payment in respect of Distributions under the Subordinated Guarantee to the extent that such payment would exceed Adjusted Distributable Reserves or even if Adjusted Distributable Reserves are sufficient to the extent that such payment would breach or cause a breach of Capital Adequacy Regulations then applicable to the Group as determined by the Guarantor’s Court of Directors; or to the extent that the Guarantor is not meeting its minimum capital requirements or is not meeting its solvency ratios; or provided a Deemed Declaration Notice has not been delivered, if the Guarantor’s Court of Directors has resolved no Distributions should be made; or if the Regulator has instructed the General Partner or the Guarantor not to make such payment.
      The preferred Securities, together with the Subordinated Guarantee, are intended to provide Holders with rights on liquidation equivalent to non-cumulative preference shares of the Guarantor. Claims under the Preferred

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)
31  SUBORDINATED LIABILITIES  (continued)
Securities in respect of any liquidation distributions will rank senior to the rights of the General Partner in respect of other partnership interests issued by the Issuer and pari passu with claims of the holders of all other preferred securities issued by the Issuer which rank pari passu with the Preferred Securities.
      The rights and claims of the holders of the Preferred Securities rank (a) junior to all liabilities of the Guarantor including subordinated liabilities (in each case other than any liability of the Guarantor which constitutes Tier 1 Capital or which is referred to in (b) or (c) below and any other liability expressed to rank pari passu with or junior to the Subordinated Guarantee), (b) pari passu with parity securities issued by the Guarantor and any guarantee of the Guarantor ranking pari passu with the Subordinated Guarantee and (c) senior to Junior Share Capital.
      The Bristol & West 13 3/8% Perpetual Subordinated Bonds have a nominal value of Stg£75m and were revalued as part of the fair value adjustments on acquisition.
      The Stg£100m 9.75 per cent Subordinated Bonds issued by the bank on March 21, 1995 matured on March 21, 2005.
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
      The Bonds and Notes constitute unsecured obligations of the Bank subordinated in right of payments to the claims of depositors and other unsubordinated creditors of the Bank and rank pari passu without any preference among themselves. In April 2001 the Programme was increased from €4bn to €8bn. In February 2003 the Programme was again increased from €8bn to €10bn and on December 18, 2003 €600m Subordinated floating rate notes were issued. In February 2004 the Programme was increased from €10bn to €15bn and on February 25, 2004 the bank issued €650m, Fixed/ Floating Rate Subordinated Notes due 2019.
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
32  MINORITY INTEREST — NON EQUITY

	Year ended
	March 31,

	2005	2004

	(in € millions)
Bristol & West
Stg£50.4m 8 1/8% Non-Cumulative Preference Shares of Stg£1 each	73	76

      These Preference Shares which are non redeemable, non equity shares rank equally amongst themselves as regards participation in profits and in priority to the ordinary shares of Bristol & West plc.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)
32  MINORITY INTEREST — NON EQUITY —  (continued)
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
33  CAPITAL STOCK

	Year ended
	March 31,

	2005	2004

	(in € millions)
Authorised
1,500m units of €0.64 of Ordinary Stock	960	960
8m units of Non-Cumulative Preference Stock of US$25 each	154	164
100m units of Non-Cumulative Preference Stock of Stg£1 each	145	150
100m units of Non-Cumulative Preference Stock of €1.27 each	127	127

	1,386	1,401

Allotted and fully paid
Equity
943.0m units of €0.64 of Ordinary Stock	604	604
82.1m units of €0.64 of Treasury Stock	52	68
Non equity 1.9m units of Non-Cumulative Preference Stock of Stg£1 each	3	3
3.0m units of Non-Cumulative Preference Stock of €1.27 each	4	4

	663	679

      The weighted average Ordinary Stock in issue at March 31, 2005, used in the earnings per unit of Ordinary Stock calculation, excludes the Treasury Stock which does not represent Ordinary Stock in issue. All Treasury Stock, excluding Bank of Ireland stock purchased by the Life Assurance company, does not rank for dividend.
Movements in issued Ordinary Stock

	Ordinary	Treasury

At April 1, 2004	943,334,507	106,780,982
Stock Option Schemes	853,500	(853,500)
Sharesave Scheme	143,889	(143,889)
Long Term Performance Stock Plan	143,573	(143,573)
Cancellation of stock	—	(25,000,000)
Stock purchased and held for the benefit of life assurance policyholders	(1,519,426)	1,519,426
Stock sold by subsidiary	82,097	(82,097)

At March 31, 2005	943,038,140	82,077,349

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)
33  CAPITAL STOCK  (continued)
      During the year the total Ordinary Stock in issue decreased from 943,334,507 units of nominal value of €0.64 each to 943,038,140 units of nominal value of €0.64 each as a result of:
      853,500 units of Ordinary Stock were issued to option holders on the exercise of their options under the terms of the Senior Executive Stock Option Scheme at prices ranging between €2.111 and €12.50, by the re-issue of units of Treasury Stock.
      143,889 units of Ordinary Stock were issued to Sharesave option holders on the exercise of their options under the terms of the SAYE Scheme at priced of €5.40, €7.84 and €8.37 by the re-issue of units of Treasury Stock.
      143,573 units of Ordinary Stock were issued to holders of conditional awards of stock under the terms of the Long Term Performance Stock Plan (’LTPSP’) at prices of €11.04 and €8.725 per unit, by the re-issue of units of Treasury Stock
      22,316,668 units of Ordinary Stock held by the Group’s life assurance company as at March 31, 2004 are categorised as “own shares” and a further 1,519,426 units of Ordinary Stock were purchased by the life assurance company and held for the benefit of policyholders during the year to March 31, 2005.
      82,097 units of Ordinary Stock were sold by a subsidiary.
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
      As at March 31, 2005 1,876,090 units of Sterling Preference Stock and 3,026,598 units of euro Preference Stock were in issue.
Use of Ordinary Stock in employee stock schemes

(a)	Employee Stock Issue Scheme
      At the 1997 Annual General Court the stockholders approved the establishment of a new Employee Stock Issue Scheme to replace the scheme originally approved by the stockholders in 1984. Under this scheme, which has an Irish and a UK version in order to conform with the relevant revenue legislation in both jurisdictions, all employees of the Bank and certain subsidiaries are eligible to participate, provided they had an existing contract

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)
33  CAPITAL STOCK  (continued)
(a)  Employee Stock Issue Scheme (continued)
of employment with a participating company on the last day of the Group’s financial year and their employment contract existed for a period of at least 12 months as at that date and is still in existence on the date on which a stock issue announcement is made. Each year the Court of Directors may set aside an element of Group profit before taxation for allocation to the trustees of the scheme to enable them to acquire units of Ordinary Stock on behalf of the scheme participants. The amount set aside is related to overall Group performance assessed in terms of real growth in alternative earnings per share (“EPS”) as per the following table

Real Growth in alternative EPS (%)	Employee Stock Issue Scheme Award

0 – 1.99%	0 – 1%

2.00 – 3.99%	1 – 2%

4.00 – 5.99%	2 – 3%

6.00 – 7.99%	3 – 4%

8.00% and above	4%

      Real growth in alternative EPS is the growth in alternative EPS over the financial year adjusted to take account of inflation
      In addition, as is permitted by Irish taxation rules, Irish participants may, subject to certain constraints, forego up to an equivalent amount of their salary towards the acquisition by the trustees on their behalf of up to an amount equal to their free scheme stock. As permitted by UK taxation rules, UK participants, may, subject to certain constraints, forego up to an equivalent amount of their salary towards the acquisition by the trustees on their behalf of further stock, provided this does not exceed Inland Revenue limits. This is known as Partnership Stock.
      The maximum distribution under the schemes is 5% of a participant’s salary, with up to 4% determined by reference to the table above, and an additional 1%, payable at the discretion of the Group Remuneration Committee. To-date, annual distributions under the schemes have ranged between nil and 3.5% of each participant’s salary.

(b)	Sharesave Scheme (“SAYE Scheme”)
      At the 1999 Annual General Court the stockholders approved the establishment of a SAYE Scheme. Under this scheme, which has an Irish and UK version in order to conform with the relevant revenue legislation in both jurisdictions, all employees of the Bank and of certain subsidiaries are eligible to participate provided they are employed by the Bank on the day that the invitation to participate issues and on the day that the grant of options is made. The first offer under the scheme was made in February 2000 and options to purchase units of Ordinary Stock were granted to participating employees at an option price of €5.40, which represented a 20% discount of the then market price. A further offer under the scheme was made in December 2003 and options to purchase Ordinary Stock were granted to participating employees in the Republic of Ireland at an option price of €7.84 which represented a 25% discount to the then market price and to participating employees in the UK at an option price of €8.37 which represented a 20% discount to the then market price. As at March 31, 2005, there are outstanding options under the scheme over 15,435,223 units of Ordinary Stock (1.60 % of the issued ordinary capital). These options are ordinarily exercisable, provided the participant’s savings contracts are completed between May 2005 and September 2009.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)
33  CAPITAL STOCK  (continued)

(c)	Stock Option Scheme
      Options to subscribe for units of Ordinary Stock are granted under the terms of the Stock Option Scheme. The original scheme was approved by the stockholders at the Annual General Court in July 1986. This was succeeded in 1996 by the “Bank of Ireland Group Stock Option Scheme — 1996”, and its successor scheme, the “Bank of Ireland Group Executive Stock Option Scheme — 2004” which was approved by the stockholders at the Annual General Court held in July 2004. Key executives may participate in the current scheme at the discretion of the Remuneration Committee. Under the current scheme, the total value of options granted may not exceed 100% of an executive’s salary. The subscription price per unit of stock shall not be less than the market value of the stock at the date of grant. The exercise of options granted since 2004 are conditional upon alternative EPS achieving a cumulative growth of at least 5% per annum compound above the increase in the Consumer Price Index over the three year performance period, commencing with the period in which the options are granted. The performance conditions for options granted in 1996 up to and including 2001 have been satisfied. Options may not be transferred or assigned and may be exercised only between the third and tenth anniversaries of their grant. During the year 781,100 options lapsed. The market price of the Bank’s Ordinary Stock at March 31, 2005 was €12.15 (2004: €10.15) and the range during the year to March 31, 2005 was €9.70 to €13.24. Outstanding options under the Stock Option Scheme are exercisable at prices ranging between €2.111 to €12.50 between now and July 2014. At March 31, 2005, options were outstanding in respect of 6,611,900 units, 0.68% of the stock in issue (2004: 6,585,000 units).

(d)	Long Term Incentive Plan
      The original plan (“Long Term Performance Stock Plan — 1999”) was approved by the stockholders at the Annual General Court in July 1999 and its successor plan, “Bank of Ireland Group Long Term Incentive Plan — 2004” was approved by the stockholders at the Annual General Court in July 2004. This plan, links the number of units of stock receivable by participants, to the Group’s Total Shareholder Return (“TSR”). TSR represents stock price growth plus dividends.
      Each year selected key senior executives participating in the plan receive a conditional award of a number of units of Ordinary Stock. (The maximum award, for executive Directors and Group Executive Committee members, cannot exceed 100 per cent. of their annual salary at the time of the award).

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)
33  CAPITAL STOCK  (continued)
      Provided the Group’s Return on Equity (“ROE”) over the three-year performance period is, on average, at least 20 per cent, then the proportion of these units which actually vest in the executive on the 3rd anniversary of the date of the original awards is based on the Group’s TSR growth relative to a comparator group of 17 financial services companies, as follows:

TSR ranking relative to a Peer Group of 17
Financial Services Companies	Level of Vesting

1st or 2nd	100%

3rd to 8th	Scaled level of vesting between 91% and 44%

9th (Median)	35%

Below Median	Nil

      If the Group’s ROE over the three-year performance period, is on average, below 20%, then the award lapses
      As at March 31, 2005 conditional awards totalling 1,229,805 units of stock were outstanding to the current participants of this plan and its predecessor the LTPSP.

(e)	Limitations on Employee Stock Issue and Stock Option Schemes
      All of the above stock issue and stock option schemes are subject to a range of flow rate controls approved by the stockholders and which conform to current institutional investor guidelines.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

34	RESERVES

	At March 31,

	2005	2004

	(in € millions)
Stock premium account
Opening balance	767	765
Exchange adjustments	(2)	2

Closing balance	765	767

Capital reserve
Opening balance	498	436
Exchange adjustments	(1)	—
Transfer from revenue reserves	48	62
Reserve on cancellation of stock	16	—

Closing balance	561	498

Profit and loss account
Opening balance	2,281	2,099
Profit retained	583	473
Exchange adjustments	(104)	60
Ordinary stock buyback	—	(377)
Reissue of Treasury stock under employee stock scheme	7	25
Reissue of Treasury stock previously held by subsidiaries	1	—
Transfer from revaluation reserve	4	2
Purchase of stock by subsidiaries	—	(1)

Closing balance	2,772	2,281

Revaluation reserve
Opening balance	239	181
Exchange adjustments	(1)	1
Revaluation of property	—	59
Transfer to revenue reserves on sale of property	(4)	(2)

Closing balance	234	239

35	PENSION COSTS
      The Group operates a number of defined benefit pension schemes in Ireland and overseas. The schemes are funded and the assets of the schemes are held in separate trustee administered funds.
      The Group has continued to account for pensions in accordance with SSAP24 and the disclosures given in (a) are those required by this standard. Accounting for pensions under FRS17 will not be mandatory for the Group until year ended March 31, 2006 and prior to this, phased transitional disclosures are required by this standard and these additional disclosures are set out in (b).

(a)	SSAP 24 pension disclosures
      An independent formal actuarial valuation of the Bank of Ireland Staff Pensions Fund (the main scheme) was carried out by Watson Wyatt, consulting actuaries as at March 31, 2004 using the projected unit credit method of funding. The principal assumption in the review was that the annual rate of return on investments would be 3.5 percent higher than the annual rate of increase in pensionable remuneration and in pensions in

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)
35                    PENSION COSTS  (continued)
course of payment. The market value of the assets of the main scheme at March 31, 2004 was €2,499.8m and the value of the net assets after allowing for the expected future increases in earnings and pensions represented 105% of the benefits that had accrued to members. The surplus is being corrected by the Bank abating its full contributions to the scheme by 1.9% of salary until the next actuarial valuation which will be carried out as at March 31, 2007.
      Using assumptions that are identical to those adopted for funding purposes, with the exception that the rate of return for calculating the regular charge would be 4.0 percent higher than the annual rate of increase in pensionable remuneration and in pensions in course of payment, the accounting treatment adopted in accordance with SSAP24 is as follows:-

•	The actuarial surplus is being spread over the average remaining service lives of current employees;

•	a provision of €130m (2004: €141m) in regard to the main scheme is included in the accounts being the excess of the accumulated pension charge over the amount funded;

•	the amortisation of the surplus gives rise to a net cost of €48m in relation to the main scheme, compared to a net cost of €36m in 2004.
      The total charge for the Group in respect of the year ended March 31, 2005 was €67m in (2004: €60m).
      Watson Wyatt have made an approximate valuation of the Bank of Ireland Staff Pensions Fund as at March 31, 2005. The actuary considers that the methodology used for the formal valuation as at March 31, 2004 continues to be appropriate. The approximate valuation discloses that the value of assets after allowing for expected future increase in earnings and pensions represented 104% of the benefits that have accrued to members. The actuary has recommended that the existing funding programme be maintained until the results of the next formal valuation of the Fund, which will be made as at March 31, 2007, are available.

(b)	FRS 17 Pension disclosures
      The additional disclosures required by FRS 17 in relation to the defined benefit plans in the Group are set out below.

	2005	2004	2003
Major assumptions	Weighted average	Weighted average	Weighted average

	%	%	%
Rate of general increase in salaries	3.09	3.08	3.29
Rate of increase in pensions in payment	2.64	2.66	2.91
Rate of increase to deferred pensions	2.25	2.25	2.50
Discount rate for scheme liabilities	4.85	5.50	5.50
Inflation rate	2.25	2.25	2.50

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

35	PENSION COSTS (continued)
      The expected long term rates of return and market value of the assets of the material defined benefit plans at March 31, 2005, March 31, 2004 and March 31, 2003 were as follows:-

	March 31, 2005		March 31, 2004		March 31, 2003

		Expected long term		Expected long term		Expected long term
	Market value	rate of return	Market value	rate of return	Market value	rate of return

	€m		€m		€m
Equities	2,181	7.8%	2,048	7.5%	1,734	9.0%
Bonds	753	4.1%	668	4.8%	464	4.2%
Property	402	6.8%	363	6.5%	337	8.0%
Other	88	3.5%	38	4.0%	73	4.0%

Total market value of schemes’ assets	3,424		3,117		2,608

Present value of schemes’ liabilities	4,293		3,508		3,407

	€m	€m	€m

Aggregate deficit in schemes	(869)	(391)	(800)
Aggregate surplus in schemes	—	—	1

Overall deficit in schemes	(869)	(391)	(799)
Related deferred tax asset	130	59	118

Net pension (liability)/asset	(739)	(332)	(681)

      If the above amounts had been recognised in the accounts, the net assets and profit and loss account reserves, would be as follows:-

	March 31,	March 31,
	2005	2004

	€m	€m
Net assets of the Group	4,789	4,281
Pension provision (net of deferred tax)	120	138

	4,909	4,419
Net pension (liability)	(739)	(332)

Net assets of the Group including pension liability	4,170	4,087

Profit and loss account reserve	2,772	2,281
Pension provision (net of deferred tax)	120	138

	2,892	2,419
Pension reserve	(739)	(332)

Profit and loss account reserve including pension reserve	2,153	2,087

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

35	PENSION COSTS (continued)
      The following table sets out the components of the defined benefit cost.

	March 31,	March 31,
	2005	2004

	€m	€m
Other finance income
Expected return on pension scheme assets	209	203
Interest on pension scheme liabilities	(189)	(186)
Other	7	—

Net return	27	17

Included within administrative expenses
Current service cost	(119)	(117)
Past service cost	(1)	(5)

	(120)	(122)

Cost of providing defined retirement benefits	(93)	(105)

	March 31,	March 31,
	2005	2004

	€m	€m
Analysis of the amount recognised in Statement of Total Recognised Gains and Losses (STRGL)
Gain/(Loss) on assets	115	327
Experience (loss) on liabilities	(18)	(29)
Gain/(Loss) on change of assumptions (financial and demographic)	(577)	170
Currency (loss)/gain	3	(2)

Total gain/(loss) recognised in STRGL before adjustment for tax	(477)	466

	March 31,	March 31,
	2005	2004

	€m	€m
Movement in (deficit)/surplus during the year
(Deficit)/ Surplus in scheme at beginning of period	(391)	(799)
Contributions paid	92	47
Current service cost	(119)	(117)
Past service cost	(1)	(5)
Other finance income	20	17
Actuarial (loss)/gain	(480)	468
Currency gain/(loss)	3	(2)
Settlement gain	4	—
Curtailment gain	3	—

(Deficit) in the scheme at end of period	(869)	(391)
Related deferred tax asset	130	59

	(739)	(332)

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

35	PENSION COSTS (continued)

	March 31,		March 31,
	2005		2004

	€m		€m
History of experience gains and losses
Gain/(Loss) on scheme assets:
Amount	115		327
Percentage of scheme assets	3.4%		10.6%
Experience (loss) on scheme liabilities:
Amount	(18)		(29)
Percentage of scheme liabilities	(0.5%	)	(0.8%	)
Total actuarial (loss) recognised in STRGL:
Amount	(477)		466
Percentage of scheme liabilities at end of period	(11.1%	)	13.3%

36	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS
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
      Details of the objectives, policies and strategies arising from the Group’s use of financial instruments, including derivative financial instruments and market risk exposures presented in Item 11, excluding the following sections entitled Country/ Bank Limits, Review, Provisions and allowances for loan losses on pages 99 and 100.
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

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)
36  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS  (continued)

	March 31, 2005

	Within	One to	Over		March 31,
	one	five	five		2004
	Year	years	years	Total	Total

	(in € millions)
Underlying Principal Amount:
Exchange Rate Contracts	16,254	1,912	624	18,790	20,263
Interest Rate Contracts	69,618	42,425	18,319	130,362	111,934
Equity and Commodity Contracts	397	3,073	858	4,328	3,793
Credit Contracts	—	55	60	115	—
Replacement Cost
Exchange Rate Contracts	258	78	42	378	359
Interest Rate Contracts	144	499	346	989	1,023
Equity & Commodity Contracts	3	173	78	254	136
Credit Contracts	—	1	—	1	—
      The replacement cost of the Group’s over the counter and other non-exchange traded derivatives analysed into financial and non-financial counterparties for exchange rate contracts, interest rate contracts and equity contracts were as follows:

	March 31, 2005
				March 31,
		Non-		2004
	Financial	Financial	Total	Total

	(in € millions)
Exchange Rate Contracts	309	69	378	359
Interest Rate Contracts	905	84	989	1,023
Equity & Commodity Contracts	254	—	254	136
Credit Contracts	1	—	1	—

	1,469	153	1,622	1,518

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)
36  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS  (continued)
Trading Instruments
      Bank of Ireland Group maintains trading positions in a variety of financial instruments including derivatives. Most of these positions are a result of activity generated by corporate customers while others represent trading decisions of the Group’s derivative and foreign exchange traders with a view to generating incremental income. The following table represents the underlying principal amounts, fair values and average fair values by class of derivative trading instrument for the Group at March 31, 2005 and 2004:

	March 31, 2005

	Underlying		Average
	Principal	Fair	Fair
	Amount(1)	Value	Value

	€m	€m	€m
Interest rate contracts:
Interest rate swaps	70,180
in a favourable position		785	782
in an unfavourable position		(394)	(402)
Interest rate caps, floors & options held	10,728
in a favourable position		2	3
in an unfavourable position		—	—
Interest rate caps, floors & options written	967
in a favourable position		1	1
in an unfavourable position		(1)	(2)
Forward rate agreements	12,361
in a favourable position		5	5
in an unfavourable position		(5)	(4)
Financial futures	3,012
in a favourable position		—	—
in an unfavourable position		—	—

	97,248	393

Foreign exchange contracts:
Forward foreign exchange	11,571
in a favourable position		125	127
in an unfavourable position		(91)	(158)
Currency Swaps	1,062
in a favourable position		54	33
in an unfavourable position		(32)	(24)

	12,633	56

Credit Contracts:
Credit Default Swaps	60
in a favourable position		—	—
in an unfavourable position		—	(1)

	109,941	—

(1)	The underlying principal amount represents the notional amount upon which the instruments are based and does not generally represent the amounts exchanged by the parties to the instruments.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)
36  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS  (continued)

	2004

	Underlying		Average
	Principal	Fair	Fair
	Amount(1)	Value	Value

	(in € millions)
Interest rate contracts:
Interest rate swaps	85,170
in a favourable position		948	932
in an unfavourable position		(683)	(734)
Interest rate caps, floors & options held	13,543
in a favourable position		3	2
in an unfavourable position		—	—
Interest rate caps, floors & options written	10,590
in a favourable position		1	—
in an unfavourable position		(4)	(4)
Forward rate agreements	6,870
in a favourable position		5	4
in an unfavourable position		(4)	(3)
Financial futures	1,861
in a favourable position		—	—
in an unfavourable position		—	—

	118,034	266

Foreign exchange contracts:
Forward foreign exchange	14,605
in a favourable position		171	143
in an unfavourable position		(189)	(169)
Currency Swaps	646
in a favourable position		25	28
in an unfavourable position		(24)	(24)

	15,251	(17)

	133,285

(1)	The underlying principal amount represents the notional amount upon which the instruments are based and does not generally represent the amounts exchanged by the parties to the instruments.

	2005	2004	2003

	(in € millions)
Dealing profits
Securities and interest rate contracts	40	41	48
Foreign exchange contracts	26	33	34
Equity contracts	—	(1)	3

Total	66	73	85

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

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)
36  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS  (continued)
      The following tables represent the underlying principal amounts, average maturities and fair values by class of instrument utilised for non trading activities for the Group at March 31, 2005 and 2004.

	March 31, 2005

			Weighted
	Underlying	Weighted	Average	Weighted
	Principal	Average	Receive	Average	Fair
	Amount	Maturity	Rate	Pay Rate	Value

	€m	in Years	%	%	€m
Interest rate contracts:
Interest Rate Swaps
— receive fixed
1 year or less	13,235	0.36	3.29	3.31	65
1-5 years	3,342	2.76	2.23	3.98	15
5-10 years	1,837	6.39	4.05	4.46	(9)
Over 10 years	115	22.05	5.45	4.92	7
Interest Rate Swaps
— pay fixed
1 year or less	13,855	0.26	4.13	4.18	(48)
1-5 years	10,783	2.47	4.70	4.98	(41)
5-10 years	1,614	7.65	3.53	4.93	(73)
Over 10 years	731	15.09	3.29	5.46	(81)
Interest Rate Swaps
— pay and receive floating
1 year or less	20	0.57	2.44	2.22	—
1-5 years	390	3.32	3.19	2.83	10
5-10 years	122	7.32	3.79	2.23	5
Over 10 years	254	26.57	2.20	2.20	2
Interest Rate Caps
1 year or less	3	0.68	7.5	0.0	—
1-5 years	89	1.17	6.14	0.0	—
Interest Rate Floors
1-5 years	73	1.01	5.0	0.0	—

	46,463				(148)

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)
36  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS  (continued)

	March 31, 2005

	Underlying	Weighted
	Principal	Average	Fair
	Amount	Maturity	Value

	€m	in Years	€m
Exchange rate contracts:
Forward Foreign Exchange
1 year or less	2,502	0.15	(6)
1-5 years	63	1.41	—
Currency Swaps
1 year or less	1,070	0.56	50
1-5 years	1,896	1.55	(52)
5-10 years	96	6.78	(1)
Currency Options
1 year or less	530	0.42	—

	6,157		(9)

Credit Contracts:
Credit Default Swaps
1-5 years	55	2.7	1

Equity and commodity contracts:
Equity Index Linked Contracts held
1 year or less	397	0.59	(8)
1-5 years	3,073	2.95	40
5-10 years	858	5.91	47

	4,328		79

	57,003		(77)

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)
36  DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS  (continued)

	March 31, 2004

			Weighted
	Underlying	Weighted	Average	Weighted
	Principal	Average	Receive	Average	Fair
	Amount	Maturity	Rate	Pay Rate	Value

	€m	in Years	%	%	€m
Interest rate contracts:
Interest Rate Swaps
— receive fixed
1 year or less	8,822	0.28	2.57	2.64	30
1-5 years	2,598	2.90	0.89	3.26	14
5-10 years	438	6.30	0.92	2.48	8
Over 10 years	81	23.10	5.68	0.00	7
Interest Rate Swaps
— pay fixed
1 year or less	3,291	0.50	2.47	2.65	(14)
1-5 years	1,135	3.25	2.34	5.94	(102)
5-10 years	710	7.70	2.21	4.97	(60)
Over 10 years	610	15.61	2.24	5.73	(82)
Interest Rate Swaps
— pay and receive floating
1 year or less	147	0.61	2.15	2.12	—
1-5 years	224	3.16	2.55	2.41	1
5-10 years	136	7.11	3.24	3.10	2
Over 10 years	304	27.77	1.95	2.11	2
Forward Rate Agreements
— loans
1 year or less	33	0.54	0.00	4.53	—
1-5 years	8	1.05	0.00	4.88	—
Forward Rate Agreements
— deposits
1 year or less	235	0.88	0.00	2.82	—
Interest Rate Caps
1 year or less	158	2.00	6.09	0.00	—

	18,930				(194)

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
      Reconciliation of movements in notional amounts of interest rate, exchange rate and equity index linked instruments.

				Forward
	Interest		Currency	Foreign	Equity Index
	Rate Swaps	FRA’s	Swaps	Exchange	Linked

	(in € millions)
At April 1, 2004	18,496	275	2,710	1,862	3,793
Exchange adjustments	(284)	2	(53)	48	(67)
Additions	69,574	1,511	946	7,587	1,024
Maturities/amortisation’s	(41,277)	(1,788)	(540)	(6,831)	(315)
Cancellations	(211)	—	—	(102)	(110)

At March 31, 2005	46,298	—	3,063	2,564	4,325

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
      The unrecognised net gains on instruments used for hedging as at March 31, 2005 were €73m (2004: losses: €16m).
      The net gains expected to be recognised in 2005/2006 is €55m (2003/04: gain €25m) and thereafter the net gains expected to be recognised is €18m (2004/05: losses: €41m).
      The net gains recognised in 2004/05 in respect of previous years were €25m (2003/04: loss: €17m) and the net gains arising in 2004/05 which were not recognised in 2004/05 were €64m (2003/04 gain: €243m).
Non Trading Derivative Deferred Balances
      The table below summarises the deferred gains and losses at March 31, 2005.

	Deferred		Total net
			deferred
	Gains	Losses	gains/(losses)

	€m	€m	€m
As at April 1, 2004	2.5	(3.8)	(1.3)
Gains and losses arising in previous years that were recognised in the year ended March 31, 2005	1.4	(1.4)	—

Gains and losses arising before April 1, 2004 that were not recognised in the year ended March 31, 2005	1.1	(2.4)	(1.3)
Gains and losses arising in the year ended March 31, 2005 that were not recognised in that year	5.2	2.3	7.5

As at March 31, 2005	6.3	(0.1)	6.2

Of which:
Gains and losses expected to be recognised in the year ended March 31, 2006	2.2	(0.1)	2.1

      The following table summarises activities undertaken by the Group and the related market risks associated with such risks. Such risks may also be managed using on-balance sheet instruments as part of an integrated approach to risk management.

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
      The table below provides an indication of the repricing mismatch in the Non Trading Books at March 31, 2005. For the major categories of assets and liabilities, this ‘gap’ table show the volumes maturing in selected maturity bands, taking account of any amortisation of principal. Items are allocated to time bands by reference to the earlier of the next interest rate repricing date and the maturity date.
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

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

37	INTEREST RATE REPRICING GAP — NON TRADING BOOK (continued)
Non Trading Interest Rate Repricing — Total

	March 31, 2005

		Over	Over	Over
		three months	six months	one year
	Not	but not	but not	but not		Non
	more than	more than	more than	more than	Over	interest
	three months	six months	one year	five years	five years	bearing	Total

	€m	€m	€m	€m	€m	€m	€m
Assets
Central Government bills and other eligible bills	92	—	—	—	—	—	92
Loans and advances to banks	4,667	2,140	271	19	—	243	7,340
Loans and advances to customers	52,359	3,817	6,108	14,235	2,611	526	79,656
Debt securities and equity shares	11,378	1,539	306	1,657	1,026	31	15,937
Other assets	1,909	—	—	—	—	3,792	5,701

Total assets	70,405	7,496	6,685	15,911	3,637	4,592	108,726

Liabilities
Deposits by banks	17,869	1,129	1,174	7	22	—	20,201
Customer accounts	42,012	1,787	2,633	2,092	1,107	10,379	60,010
Debt securities in issue	15,156	1,514	1,461	2,387	21	—	20,539
Other liabilities	633	34	6	54	70	2,916	3,713
Subordinated liabilities	714	—	—	1,397	1,975	—	4,086
Minority interests and shareholders’ funds	—	—	—	—	—	4,924	4,924

Total liabilities	76,384	4,464	5,274	5,937	3,195	18,219	113,473

Net amounts due from/to Group units	63	(1,306)	(225)	2,681	3,101	650	4,964
Off balance sheet items	1,038	3,025	1,658	(6,797)	791	—	(285)

Interest rate repricing gap	(4,878)	4,751	2,844	5,858	4,334	(12,979)	(68)

Cumulative interest rate repricing gap	(4,878)	(127)	2,717	8,575	12,909	(68)

Euro
Cumulative interest rate repricing gap March 31, 2005	772	2,624	4,517	8,615	11,202	863

Sterling
Cumulative interest rate repricing gap March 31, 2005	(3,545)	(2,783)	(1,741)	(30)	1,685	848

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

37	INTEREST RATE REPRICING GAP — NON TRADING BOOK (continued)
Non Trading Interest Rate Repricing — Total

	March 31, 2004

		Over	Over	Over
		three months	six months	one year
	Not	but not	but not	but not		Non
	more than	more than	more than	more than	Over	interest
	three months	six months	one year	five years	five years	bearing	Total

	€m	€m	€m	€m	€m	€m	€m
Assets
Central Government bills and other eligible bills	211	—	—	—	—	—	211
Loans and advances to banks	4,625	1,824	961	—	1	180	7,591
Loans and advances to customers	42,845	2,748	5,211	14,273	2,063	233	67,373
Debt securities and equity shares	6,858	1,736	595	1,595	732	54	11,570
Other assets	1,620	—	—	—	—	3,790	5,410

Total assets	56,159	6,308	6,767	15,868	2,796	4,257	92,155

Liabilities
Deposits by banks	15,473	1,352	122	23	15	—	16,985
Customer accounts	38,758	1,329	1,849	2,870	970	9,271	55,047
Debt securities in issue	10,689	883	965	380	—	—	12,917
Other liabilities	540	33	19	64	87	2,748	3,491
Subordinated liabilities	2,268	—	—	—	1,414	—	3,682
Minority interests and shareholders’ funds	—	—	—	—	—	4,534	4,534

Total liabilities	67,728	3,597	2,955	3,337	2,486	16,553	96,656

Net amounts due from/to Group units	6,172	221	(669)	(1,874)	110	(283)	3,677
Off balance sheet items	4,872	(1,031)	(1,455)	(6,139)	3,793	—	40

Interest rate repricing gap	(525)	1,901	1,688	4,518	4,213	(12,579)	(784)

Cumulative interest rate repricing gap	(525)	1,376	3,064	7,582	11,795	(784)	—

Euro
Cumulative interest rate repricing gap March 31, 2004	1,172	2,689	3,794	6,231	9,008	1,203	—

Sterling
Cumulative interest rate repricing gap March 31, 2004	2,052	330	553	2,429	3,855	(738)	—

38	FAIR VALUES OF FINANCIAL INSTRUMENTS
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
management’s view of market conditions at March 31, 2005 which may not necessarily be indicative of any subsequent fair value. Furthermore, minor changes in the assumptions used could have a significant impact on the resulting estimated fair values, and, as a result, readers of these financial statements are advised to use caution when using this data to evaluate the Group’s financial position.
      The concept of fair value assumes realisation of financial instruments by way of a sale. However, in many cases, particularly in respect of lending to customers, the Group intends to realise assets through collection over time. As such the fair values calculated do not represent the value of the Group as a going concern at March 31, 2005.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

38	FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)
      The following table represents the carrying amount and the fair value of both the trading and non trading financial assets and liabilities as at March 31, 2005 and 2004.

	2005		2004

	Carrying	Fair	Carrying	Fair
	Amount	Values	Amount	Values

	(in € millions)
Financial instruments held for trading
Debt securities(1)	6,264	6,264	4,542	4,542
Equity shares(1)	23	23	35	35
Derivative Financial Instruments
Interest rate contracts	393	393	266	266
Foreign exchange contracts	56	56	(17)	(17)
Non trading financial instruments
Assets
Cash and balances at central banks(1)	1,600	1,600	1,397	1,397
Items in course of collection(1)	560	560	584	584
Central government bills and other eligible bills(1)	92	92	211	211
Loans and advances to banks	7,783	8,013	7,753	7,751
Loans and advances to customers	79,917	79,950	67,629	67,483
Securitisation and loan transfers(1)	16	16	89	89
Debt securities	15,057	15,139	11,134	11,214
Securitisation	19	19	19	19
Equity shares	29	29	29	29
Liabilities
Deposits by banks	20,254	20,262	17,060	16,997
Customer accounts	60,265	60,259	54,395	54,268
Debt securities in issue	20,539	20,577	12,917	12,918
Items in course of transmission(1)	230	230	230	230
Subordinated liabilities	4,086	4,434	3,682	3,975
Minority interests: non equity	73	103	76	138
Derivative financial instruments
Interest rate contracts		(148)		(194)
Exchange rate contracts		(9)		(43)
Equity and commodity contracts		79		(90)
Credit contracts		1		—

(1)	The fair value of these financial instruments is equal to the carrying value. These instruments are either carried at market value, or have minimal credit losses and are either short term in nature or repriced frequently.
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
      Wherever possible, the Group has estimated fair value using market prices or data available for instruments with characteristics either identical or similar to those of the instruments held by Group. In certain cases, however, including some advances to customers, there are no ready markets. Accordingly, various techniques have been developed to estimate what the approximate fair value of such instruments might be. These estimation techniques are necessarily extremely subjective in nature and involve assumptions which are based upon management’s view of market conditions at March 31, 2005 which may not necessarily be indicative of any subsequent fair value. Furthermore, minor changes in the assumptions used could have a significant impact on the resulting estimated fair values, and, as a result, readers of these financial statements are advised to use caution when using this data to evaluate the Group’s financial position.
      Intangible assets, such as the value of the Group’s branch network and long-term relationships with its depositors (core deposits intangible) and other customers are not considered by the FASB to constitute financial instruments for purposes of SFAS No. 107. The Group, however, believes the value of such assets to be significant. Certain other assets and liabilities are likewise excluded from the scope of SFAS No. 107. Further, the concept of fair value assumes realization of financial instruments by way of a sale. However, in many cases, particularly in respect of lending to customers, the Group intends to realize assets through collection over time. As such the fair values calculated for the purposes of reporting under SFAS No. 107 do not represent the value of the Group as a going concern at March 31, 2005.
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

8.	Financial Instruments with Off-Balance Sheet Risk
      Financial instruments with off-balance sheet risk are detailed in Note 36 of the Notes on the Financial Statements and include the fair value of these instruments.

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

	2005		2004

		Risk		Risk
	Contract	Weighted	Contract	Weighted
	Amount	Amount	Amount	Amount

	(in € millions)		(in € millions)
Contingent Liabilities
Acceptances and endorsements	34	17	33	18
Guarantees and assets pledged as collateral security
— Assets pledged	—	—	—	—
— Guarantees and irrevocable letters of credit	1,268	1,222	1,291	1,236
Other contingent liabilities	643	302	494	223

	1,945	1,541	1,818	1,477

Commitments
Sale and option to resell transactions	—	—	—	—
Other commitments
— Documentary credits and short-term trade-related transactions	62	18	75	18
— Forward asset purchases, forward deposits placed and forward sale and repurchase agreements	—	—	—	—
— Undrawn note issuance and revolving underwriting facilities	498	—	622	10
— Undrawn formal standby facilities, credit lines and other commitments to lend
— irrevocable with original maturity of over 1 year	7,367	3,425	5,416	2,489
— revocable or irrevocable with original maturity of 1 year or less (ii)	21,369	—	19,122	—

	29,296	3,443	25,235	2,517

Notes:

(i)	Under the Basel agreement, a credit conversion factor is applied to the contract amount to obtain the credit equivalent amount, which is then risk weighted according to counterparty.

(ii)	Undrawn loan commitments which are unconditionally cancellable at any time or which have a maturity of less than one year have a risk weighting of zero.

40	GENERAL

(a)	The Bank has given letters of credit in respect of certain of its subsidiaries to the relevant regulatory authorities for the protection of the depositors of certain of its banking subsidiaries in the various jurisdictions in which such subsidiaries operate.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

40	GENERAL (continued)

(b)	The Bank has provided a guarantee under Section 17 of the Companies (Amendment) Act, 1986 for the following companies: Addano Limited, Bank of Ireland Asset Management (U.S.) Limited, Bank of Ireland Asset Management Limited, Bank of Ireland Car Loans Limited, Bank of Ireland Commercial Finance Limited, Bank of Ireland Unit Trust Managers Limited, Davy Corporate Finance Limited, Davy Holdings (International) Limited, Davy International, Davy International Financial Services Limited, Davy Nominees Limited, Davy Pensioneer Trustees Limited, Davycrest Nominees Limited, First Rate Enterprises Limited, Florenville Limited, IBI Corporate Finance Limited, J & E Davy, J & E Davy Holdings Limited, Bank of Ireland Insurance Services Limited, Bushfield Leasing Limited, Clonvern Limited, Davy Securities Limited, Edendork Leasing Limited, Focus Investments Limited, Glenswilly Leasing Limited, Nerling Limited, Nestland Limited, Premier — Direct Management Limited, Premier — Direct Insurance Services Limited and Tustin Limited.

(c)	There exists a contingent liability to repay in whole or in part grants received on finance leases if certain events set out in the relevant agreements occur.

41	DIRECTORS’ INFORMATION
      The Group Remuneration Committee holds delegated responsibility for setting policy on the remuneration of the Governor and senior management (including executive Directors) and approves specific remuneration packages for the Governor, each of the executive Directors, the Group Secretary and those senior executives who report directly to the Group Chief Executive (“Group Executive Committee”).
      The remuneration of non-executive Directors is determined by the Court. Neither the Governor nor any Director participate in any decisions relating to their own remuneration.
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
      Executive Directors are expected, over time, to build up a Group stock ownership equivalent to a minimum of 100% of salary.
The reward package for executive Directors and senior management
      The total remuneration package is reviewed by the Group Remuneration Committee with external assistance from New Bridge Street Consultants LLP who act as advisors to provide remuneration advice and analysis to the Group Remuneration Committee. Currently the key elements of the remuneration package are salary, a performance related bonus, the Long Term Incentive Plan, stock options, participation in the Employee Stock Issue and in the Sharesave schemes and membership of a defined benefit pension scheme. These various elements are summarised below:-

•	Salary — Is payable monthly and is set at a level to recognise an individual’s market worth. Salaries are reviewed annually by the Group Remuneration Committee.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

41	DIRECTORS’ INFORMATION (continued)

•	Performance-related bonus scheme — The level earned by each executive Director is a function of the Remuneration Committee’s assessment of that Director’s performance against pre-determined goals, required leadership behaviours and the overall performance of the Group in any year in absolute terms. The maximum bonus potential of executive Directors and Group Executive Committee members is currently 100% of salary.

•	Long Term Incentive Plan — In 2004 the Group established a Long Term Incentive Plan (“LTIP”), with stockholder approval, for key senior executives who are best placed to maximise stockholder value. This replaced the Long Term Performance Stock Plan (“LTPSP”), which had been introduced in 1999. Under this Plan, and its predecessor, the LTPSP, which is described in more detail in Note 33 on page F-51, conditional awards have been made to the executive Directors as set out in the table on page F-80.

•	Stock options — In 2004, the Group established the Executive Stock Option Scheme, with stockholder approval. This replaced the previous Executive Stock Option Scheme introduced in 1996. It is policy to grant stock options under the terms of the Stock Option Scheme to executive Directors and senior executives across the Group to encourage identification with the interests of stockholders in general. The exercise of all options granted since 2004 is conditional upon alternative earnings per share achieving a cumulative growth of at least 5% per annum compound above the increase in the Consumer Price Index over the three-year performance period. If this performance condition is not achieved, the options lapse. (See also Note 33).

•	Employee Stock Issue Scheme — The Bank operates an Employee Stock Issue Scheme under which the Court of Directors may set aside an element of Group profit before taxation for allocation to the trustees of the scheme to enable them to acquire units of ordinary stock on behalf of the scheme participants. The amount set aside is related to overall Group performance (See also Note 33). Executive Directors participate on the same basis as staff generally.

•	Sharesave — In 1999 the Group established a Sharesave Scheme (“SAYE scheme”). Under this scheme the executive Directors who participated in the scheme were granted options over units of Ordinary Stock as set out in the table on page F-79. (see Note 33). Under the scheme, first offered in 2000, participants could save for three, five or seven years. The three year scheme matured in May 2003. A further offer under the scheme was made in December 2003. Under the 2003 offer, participants could save for three or five years. It is the Group’s practice to consider further offers under the scheme from time to time.

•	Pensions — The executive Directors are members of the Bank Staff Pension Plan and have a normal retirement age of 60. This pension plan is contributory at the rate of 2.5% of salary and is a defined benefit plan based on an accrual rate of 1/60th of pensionable salary for each year of pensionable service with a maximum of 40/60ths payable at age 60. Of the executive Directors’ total remuneration package, only their salary is pensionable.
      Service contracts — No service contract exists between the Bank and any Director which provides for a notice period from the Group of greater than one year.
      It was agreed to make a payment to a former Director, Michael Soden, of €2.3m and a contribution to his pension fund amounting to €0.4m in settlement of potential litigation by Mr Soden against the Group. The payment was determined by reference to the twelve months notice provision contained in the contract of employment which Mr Soden had with the Group. (see also note 43)

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

41	DIRECTORS’ INFORMATION (continued)
Directors’ remuneration 2004/2005 (all figures in €’000’s)

		Court	Other	Perf.	Other		Pension	Total	Total
	Salary	fees	fees	bonus	remun.	Benefits	contribs.	remun.	remun.
	(1)	(2)	(3)	(4)	(5)	(6)	(7)	2004/2005	2003/2004

Governor
L G Crowley	383						36	419	328
Deputy Governor
R Burrows	148							148	90
Executive Directors
B J Goggin*	911			800	21	33	154	1,919	1,115
J O’Donovan	420			303	25	28	71	847	714
M D Soden (to 29.05.2004)	167			50	19	5	28	269	1,594
Non-Executive Directors
R E Bailie		77	30					107	69
D J Dilger		77						77	43
D J Geaney		77						77	60
P Haran (from 13.01.2005)		17						17	0
M A Keane (to 28.02.2005)		70	44					114	100
R MacSharry		77						77	60
D McCourt (from 06.04.2004)		76						76	0
G M Magan		77						77	43
C A Marland		77						77	60
T Moran		77						77	60
T Neill (from 06.04.2004)		76						76	0
D O’Brien		77						77	60
M Redmond		77						77	60

Totals	2,029	932	74	1,153	65	66	289	4,608	4,456

Ex gratia payments paid to former Directors/ Dependants								545	541

Notes

(1)	The Governor and Deputy Governor, as non-executive Officers of the Bank, are not paid Court fees but are remunerated by way of non-pensionable salary.

(2)	Court fees are paid only to non-executive Directors and are subject to review annually at June each year.

(3)	Includes fees paid by boards of subsidiary companies within the Group and an additional payment of 40% of the standard fee to the Chairman of the Group Audit Committee to cover the additional workload involved in this Committee.

(4)	Payments under the performance bonus scheme are linked to individual performance and overall Group performance versus targets over the financial year.

(5)	Includes the cash value of Ordinary Stock receivable under the Employee Stock Issue Scheme.

(6)	Benefits include car allowance and interest on any loans at staff rates.

(7)	Contributions to defined benefit pension schemes. The fees paid or payable to non-executive Directors appointed post April 1991 are not pensionable. As the Governor was appointed a Director pre April 1991, an element of his salary, equivalent to the standard directors fee, is treated as pensionable.

(8)	Mike Hodgkinson receives no emoluments from the Bank of Ireland Group in line with the agreement with Post Office Ltd. B J Goggin who sits on the Board of the Post Office Ltd. also receives no emoluments from that Board.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

41	DIRECTORS’ INFORMATION (continued)

*	Prior to his appointment as Group Chief Executive, Brian Goggin, while Chief Executive Asset Management Services Division, participated in that Division’s Deferred Cash Incentive Scheme and a Long Term Incentive Programme, in lieu of the Bank of Ireland Group’s Executive Stock Plans.
Under the Deferred Cash Incentive Scheme, provided certain conditions are met over the three-year performance period, Brian Goggin will receive a minimum payment of €157,500 in 2 years time. Further amounts may be paid based on the achievement of stretching profit before tax targets over the relevant performance period.
Under the Long Term Incentive Programme, provided certain conditions are met over the three-year performance period, Brian Goggin will receive a minimum payment of €350,000 in each of the two years ending March 31, 2007 and March  31, 2008. Further amounts may be paid based on the achievement of investment performance, business growth and profit targets over the relevant performance period.

(a)	Executive stock options
      Options to subscribe for Ordinary Stock in the Bank granted and exercised during the year to March 31, 2005 are included in the table below:

					Options at 1
					April 2004			Market	Options
					or date of			price at	at 31
	Date of	Earliest		Exercise	appointment	Granted in	Exercised	exercise	March
	grant	exercise date	Expiry date	price	if later	year	in year	date	2005

				€				€
Directors
B J Goggin	Nov 28 1996	Nov 28 1999	Nov 28 2006	3.24	80,000				80,000
	Jul 13 1999	Jul 13 2002	Jul 13 2009	8.93	20,000				20,000
	May 21 2001	May 21 2004	May 21 2011	11.05	25,000				25,000
	Jun 24 2002	Jun 24 2005	Jun 24 2012	12.50	25,000				25,000
	Jun 18 2003	Jun 18 2006	Sep 18 2013	10.77	50,000				50,000
	Jul 26 2004	Jul 26 2007	Jul 26 2014	10.76		92,000			92,000

					200,000	92,000			292,000

J O’Donovan	Nov 26 2001	Nov 26 2004	Nov 26 2011	10.54	38,000		13,000	12.06
							10,000	12.15	15,000
	Jun 24 2002	Jun 24 2005	Jun 24 2012	12.50	25,000				25,000
	Jun 18 2003	Jun 18 2006	Jun 18 2013	10.77	50,000				50,000
	Jul 26 2004	Jul 26 2007	Jul 26 2014	10.76		35,000			35,000

					113,000	35,000	23,000		125,000

M D Soden*	Nov 26 2001	Nov 26 2004	Nov 26 2011	10.54	181,000				—
	Jun 24 2002	Jun 24 2005	Jun 24 2012	12.50	80,000				—
	Jun 18 2003	Jun 18 2006	Jun 18 2013	10.77	200,000				—

					461,000				—

Secretary
J B Clifford	Jun 05 1996	Jun 05 1999	Jun 05 2006	2.82	60,000				60,000
	May 25 2000	May 25 2003	May 25 2010	6.96	15,000				15,000
	Jun 24 2002	Jun 24 2005	Jun 24 2012	12.50	10,000				10,000
	Jun 18 2003	Jun 18 2006	Jun 18 2013	10.77	20,000				20,000
	Jul 26 2004	Jul 26 2007	Jul 26 2014	10.76		21,500			21,500

					105,000	21,500			126,500

*	These options have lapsed

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

41	DIRECTORS’ INFORMATION (continued)
No other Directors have been granted options to subscribe for units of ordinary stock of the Bank or of other group entities.
The performance condition attached to the grant of stock options made in May 2001, under the 1996 Executive Stock Option Scheme, were met in May 2004 and the options became capable of exercise from that date.

(b)	Sharesave options 2000
      Under the terms of the Sharesave Scheme offered in 2000, options were granted to all participating Group employees on February 28, 2000 at an option price of €5.40 per unit of Ordinary Stock. (This price was set at a discount of 20% of the then market price as permitted by the Rules). The options held under this scheme by the Directors and Secretary are set out below. Under the terms of the 2000 Sharesave offer, participants could save for three, five or seven years. The three-year scheme matured in May 2003.

	2000 Sharesave	Market value			Market value	2000 Sharesave
	options granted	at date of	Options	Date of	at date of	options held at
Name	at February 28, 2000	Grant	Exercised	Exercise	exercise	March 31, 2005

Directors:
B J Goggin	4,261	€6.07				4,261
Secretary:
J B Clifford	2,233	€6.07	2,233	4th June 03	€11.20	—

(c)	Sharesave options 2003
      Under the terms of the Sharesave Scheme offered in 2003, options were granted to all participating Group employees on December 15, 2003 at an option price of €7.84 in the Republic of Ireland and €8.37 in the UK, per unit of Ordinary Stock. This price was set at a discount of 25% of the then market price as permitted by the Rules in the Republic of Ireland and at a discount of 20% of the then market price permitted by the Rules in the UK. The options held under this scheme by the Directors and Secretary are set out below. Under the terms of the 2003 Sharesave offer, participants could save for three or five years. The three-year scheme matures in February 2007.

	2003 Sharesave	Market value	2003 Sharesave
	options granted at	at date of	options held at
Name	December 15, 2003	Grant	March 31, 2005

Directors:
J O’Donovan	2,653	€10.60	2,653
M D Soden (to 29.05.04)	1,522	€10.60	—
Secretary:
J B Clifford	1,522	€10.60	1,522

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

41	DIRECTORS’ INFORMATION (continued)

(d)	Long Term Incentive Plan (“LTIP”)
      Conditional awards of units of Ordinary Stock have been made on June 24, 2002, June 18, 2003, December 8, 2003 (under the terms of the LTPSP) and July 26, 2004 (under the terms of the LTIP), to senior executives. These awards do not vest in the executives unless demanding performance criteria are achieved (see description of LTIP in Note 33 on page F-51). The performance conditions attached to the award of conditional units of stock, made in May 2001, under the Long Term Performance Stock Plan 1999, were met in May 2004 and, based on the Group’s TSR performance versus the various Peer Groups, 80% of the award vested in the participants The conditional awards of units of Ordinary Stock made to date to the executive Directors are as follows:-

		No. of shares					Potential
		conditionally	Conditionally	Vested			interest in	Original
	Date of	held at	awarded in	in the	Retained in	Lapsed in	shares at	Maturity	Maturity
	Award	1 April 2004	the year*	year**	Scheme***	the year	31 March 2005	Date	Date

Directors
B J Goggin	July 13 99				9,221		11,526	13 July 02	13 July 09
	May 25 00				13,541		16,249	25 May 03	25 May 05
	May 21 01	10,811		8,649	8,649	2,162	10,379	21 May 04	21 May 06
	June 24 02	13,763					13,763	24 June 05
	July 26 04		139,000				139,000	26 July 07

		24,574	139,000	8,649	31,411	2,162	190,917

J O’Donovan	June 24 02	10,055					10,055	24 June 05
	June 18 03	14,058					14,058	18 June 06
	July 26 04		35,000				35,000	26 July 07

		24,113	35,000				59,113

M D Soden	Nov 26 01	23,756				23,756	—	26 Nov 04
	June 24 02	25,137				25,137	—	24 June 05
	June 18 03	33,739				33,739	—	18 June 03

		82,632				82,632	—

Secretary
J B Clifford	July 13 99				7,648		9,560	13 July 02	13 July 09
	May 25 00				10,226		12,271	25 May 03	25 May 05
	May 21 01	6,004		4,803	4,803	1,201	5,764	21 May 04	21 May 06
	June 24 02	5,703					5,703	24 June 05
	June 18 03	8,330					8,330	18 June 06
	July 26 04		15,000				15,000	26 July 07

		20,037	15,000	4,803	22,677	1,201	56,628

*	Market price at date of award €10.76

**	Market price at date of vesting €9.80

***	Only applies to awards made under the LTPSP. Minimum of 80% of the vested stock must be retained for two years from maturity of award. After the two year retention period, an additional award of 20% is made. If the award is retained for an additional 5 years, a further award of 30% is made.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

41	DIRECTORS’ INFORMATION (continued)
Changes in the directorate during the period

Executive Directors

Non-executive Directors and
Officers

Number at March 31, 2004	3		12
Changes during year	- M D Soden	(05/29/2004)	+ Declan McCourt	(04/06/2004)
			+ Terry Neill	(04/06/2004)
			+ Mike Hodgkinson	(05/11/2004)
			+ Paul Haran	(01/13/2005)
			- Maurice Keane	(02/28/2005)
Number at March 31, 2005	2		15
Average number during 2004/2005 (2003/2004)	2.2 (3)		15.1 (11.5)
Directors’ pension entitlements
      Set out below are details of the pension benefits earned by the Directors during the year ended March 31, 2005

			(c)
	(a)	(b)	Accrued pension
	Additional pension	Increase in	entitlement at
	earned in the year	transfer value	March 31, 2005

	€000	€000	€000
Executive Directors
B J Goggin	297.5	4,680	588.9
J O’Donovan	24.7	380	153.5
M D Soden (to 05.29.04)	40.8	796	132.4
Non-executive Officer
L G Crowley	6.7	117	32.7

Column (a) above is the increase in pension built up during the year.
Column (b) is the additional capital value of column (a) which could arise if the pension were to be transferred to another pension plan on the Director leaving the Group and is based on factors supplied by the actuary in accordance with actuarial guidance notes GN11 (ROI), less each Director’s contributions.
Column (c) is the aggregate pension entitlement based on each Director’s pensionable service with the Group at March 31, 2005, or at date of leaving if earlier, but payable at normal retirement age.
Executive Directors have the option to pay additional voluntary contributions to their pension plan; neither the contributions nor the resulting benefits are included in the above table.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

41	DIRECTORS’ INFORMATION (continued)
Directors’ interests in stock
      In addition to their interests in the Ordinary Stock through their holding of stock options and the conditional awards of stock they have received under the LTPSP and LTIP as set out above, the interests of the Directors and Secretary in office at March 31, 2005, and of their spouses and minor children, in the stocks issued by the Bank are set out below:

	UNITS OF €0.64 OF ORDINARY STOCK

	As at March 31, 2005	As at April 1, 2004(1)
	Beneficial	Beneficial

DIRECTORS
R E Bailie	3,808	3,352
R Burrows	46,590	45,981
L G Crowley	38,640	31,881
D J Dilger	2,523	2,190
D J Geaney	18,068	7,734
B J Goggin	334,126	322,784
P M Haran	2,000	2,000
Mike Hodgkinson	2,000	2,000
R MacSharry	1,954	1,620
J D McCourt	5,200	5,000
G.M. Magan	1,423	1,090
C A Marland	1,705	1,371
T J Moran	1,720	1,386
T V Neill	83,826	34,126
D O’Brien	301,705	301,371
J O’Donovan	53,363	27,207
M P Redmond	2,877	2,543
SECRETARY
J B Clifford	58,684	51,450

(1)	or at date of appointment if later.
      There have been no changes in the stockholdings of the above Directors and Secretary between March 31, 2005 and May 11, 2005.
      Apart from the interests set out above and in the previous section, the Directors and Secretary and their spouses and minor children have no other interests in the stocks of the Bank or its group undertakings at March 31, 2005.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

41	DIRECTORS’ INFORMATION (continued)
Transactions with Directors
      The aggregate amounts outstanding and the number of persons concerned, as at March 31, 2005 in respect of all loans, quasi-loans and credit transactions made by the Bank to its Directors, together with loans, other than in the ordinary course of business, to connected persons are shown below:

	Aggregate amount		Number of
	Outstanding		persons

	2005	2004	2005	2004

	€	€
Directors
Loans to executive Directors on terms similar to staff loans	210,007	209,855	1	1
Other loans on normal commercial terms	25,040,420	24,417,939	12	9
Quasi-loans and credit transactions	—	—	None	None

	25,250,427	24,627,794

Connected Persons
Loans to connected persons	3,940	6,577	1	1
Quasi-loans and credit transactions	—	—	None	None

	3,940	6,577

42	NOTES TO THE CASH FLOW STATEMENT

(i)	Gross Cashflows

	2005	2004	2003

	(in € millions)
RECONCILIATION OF OPERATING PROFIT TO NET CASH FLOW FROM OPERATING ACTIVITIES
Operating Profit	1,270	1,238	1,155
Net operating exceptional item	17	—	—
(Increase)/decrease in accrued income and prepayments	(188)	(144)	31
Increase/(decrease) in accruals and deferred income	160	39	(87)
Provision for bad and doubtful debts	79	86	100
Loans and advances written off net of recoveries	(123)	(101)	(90)
Depreciation and amortisation	186	183	182
Interest charged on subordinated liabilities	225	177	156
Other non-cash movements	17	21	(2)
Profit on disposal of fixed assets	(8)	(20)	(37)
Profit on disposal of leases	—	—	(21)

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

42	NOTES TO THE CASH FLOW STATEMENT (continued)

	2005	2004	2003

	(in € millions)
Net cash flow from trading activities	1,635	1,479	1,387
Net decrease in collections / transmissions	19	23	18
Net decrease/(increase) in loans and advances to banks	824	(492)	(257)
Net (increase) in loans and advances to customers	(13,411)	(9,425)	(3,774)
Net increase in deposits by banks	3,231	4,405	187
Net increase in customers accounts	6,713	5,102	60
Net increase in debt securities in issue	7,749	3,127	3,617
Net (increase) in non-investment debt and equity securities	(1,594)	(890)	(1,192)
Net (increase)/decrease in other assets	(39)	94	(1,572)
Net increase/(decrease) in other liabilities	248	177	1,934
Exchange movements	306	64	701

NET CASH FLOW FROM OPERATING ACTIVITIES	5,681	3,664	1,109

Returns on investment and servicing of finance
Interest paid on subordinated liabilities	(223)	(161)	(158)
Preference dividends paid	(8)	(8)	(9)
Dividends paid to minority shareholders in subsidiary undertakings	(14)	(20)	(9)
Issue expenses on subordinated liabilities	(13)	(1)	(5)

	(258)	(190)	(181)

	2005	2004	2003

	(in € millions)
Capital expenditure and financial investment
Net (purchases) of investment debt and equity securities	(4,155)	(2,734)	(1,214)
Purchase of tangible fixed assets	(187)	(215)	(299)
Sale of tangible fixed assets	55	74	146

	(4,287)	(2,875)	(1,367)

Acquisitions and disposals
Disposal of State Street	—	36	—
Acquisition of Foreign Currency Exchange Corp (FCEC)	—	(11)	—
Acquisition of Post Office Financial Services net of cash balances acquired	—	(156)	—
Payment for use of Post Office brand	—	(44)	—
Acquisition of Focus Investments	—	(5)	(3)
Increase in investments in associated undertakings	(3)	(3)	—
Increase in investment in Iridian	(33)	—	(184)
Net cash balances of Group undertaking acquired	142	4	10
Sale of EuroConex Technologies Limited	35	—	13
Sale of UK IFA Balances	28	—	(8)
Cash balances of UK IFA businesses disposed	(24)	—	—
Acquisition of Burdale	(72)	—	—

	73	(179)	(172)

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

42	NOTES TO THE CASH FLOW STATEMENT (continued)

	2005	2004	2003

	(in € millions)
Financing
Reserve of Treasury stock	7	25	5
Repayment of subordinated liabilities	(145)	(289)	(174)
Issue of subordinated liabilities	600	1,250	507
Ordinary Stock buyback	—	(377)	(133)

	462	609	205

(ii)	Analysis of the balances of cash as shown in the Balance Sheet

		Loans and
	Cash and	Advances to
	Balances at	Banks
	Central	Repayable
	Banks	on Demand	Total Cash

	(in € millions)
2005
At April 1, 2004	1,397	482	1,879
Cash flow	206	907	1,113
Foreign exchange movement	(3)	(7)	(10)

At March 31, 2005	1,600	1,382	2,982

2004
At April 1, 2003	679	745	1,424
Cash flow	716	(262)	454
Foreign exchange movement	2	(1)	1

At March 31, 2004	1,397	482	1,879

(iii)	Analysis of changes in financing

	Capital Stock		Minority
	(including stock	Subordinated	Interest —
	premium)	Liabilities	Non Equity

	(in € millions)
2005
At April 1, 2004	1,446	3,681	76
Effect of foreign exchange differences	(2)	(38)	(3)
Cash flow	—	442	—
Other non cash movements	(16)	1	—

At March 31, 2005	1,428	4,086	73

2004
At April 1, 2003	1,449	2,703	73
Effect of foreign exchange differences	2	16	3
Cash flow	—	961	—
Other non cash movements	(5)	1	—

At March 31, 2004	1,446	3,681	76

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

42	NOTES TO THE CASH FLOW STATEMENT (continued)

(iv)	Burdale Financial Holdings Limited

€m

Net assets acquired	27
Goodwill	52

At March 31, 2005	79

Satisfied by:
Cash	72
Deferred consideration	7

79

      Net assets acquired included cash balances of €7m as set out in note 3.

(v)	Post Office Financial Services
      During the year, the investment in Post Office Financial Services, which was previously treated as a joint venture for the purposes of the Group accounts was fully consolidated as a subsidiary as detailed in note 20. As a result the net cash balance that was held in Post Office Financial Services of €135m has now been included in the Group cash balances.

43	RELATED PARTY TRANSACTIONS

(a)	Subsidiary, Associated Undertakings and Joint Ventures
      Details of the principal subsidiary undertakings are shown on page 23. In accordance with FRS 8, transactions or balances between Group entities that have been eliminated on consolidation are not reported.
      One of the Group’s subsidiaries Cashback Limited is 49% owned by Fexco which had a balance outstanding at March 31, 2005 of €nil (2004: €0.1m) for processing transactions on behalf of Cashback Limited.
      One of Bank of Ireland Group’s subsidiaries, Post Office Financial Services is 49.99% owned by the Post Office Limited and has a balance outstanding at March 31, 2005 of €4.3m. This relates to commissions payable in respect of products sourced and developed by Bank of Ireland on behalf of Post Office Financial Services.
      The Group provides and receives from its associated undertakings and joint ventures certain banking and financial services. The amount due from associated undertakings and joint ventures as at March 31, 2005 was €nil (2004: €24m).

(b)	Pension Funds
      The Group provides a number of normal banking and financial services for various pension funds operated by the Group for the benefit of its employees (principally for the Bank Staff Pension Fund), which are conducted on similar terms to third party transactions and are not material to the Group. Further details on pensions are set out in Note 35.

(c)	Directors
      Directors’ emoluments and details of transactions between Directors and the Group are set out in Note 41. In the year to March 31, 2005, Donal Geaney, Director, was a partner in The Common Street Partnership, the owner

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

43	RELATED PARTY TRANSACTIONS (continued)
of New Century House, Mayor Street, IFSC, Dublin 1, which is leased ultimately to Bank of Ireland, for 10 years at an annual rent of €1.97m. This lease was entered into prior to Mr Geaney’s appointment to the Court.
      Terry Neill, a Director of the Bank, was Senior Partner in Accenture until 2001. Accenture provides services to the Bank and were paid fees of approximately €10.3m in the year ended March 31, 2005. Since leaving Accenture he has had no executive role with the company but continues to hold shares in it.
      The Bank agreed to make a payment to a former Director, Michael Soden, of €2.3m and a contribution to his pension fund amounting to €0.4m in settlement of potential litigation by Mr Soden against the Group. The payment was determined by reference to the twelve months notice provision contained in the contract of employment which Mr Soden had with the Group.
      Mike Hodgkinson, a director, is Chairman of Post Office Limited. See also (a) above.

(d)	Securitisation
      RPS4, RPS5, SS1, Liberator and Partholon are considered to be related parties of the Group. The Group has entered into both an interest exchange agreement and a subordinated loan agreement with RPS4 and RPS5. As at March 31, 2005 the net amount due to RPS4 was €nil (2004: due to RPS4 €0.6m) and from SS1 was €13.3m (2004: €13.5m). The net amount due to RPS5 was €nil (2004: €0.1m). The net amount due from Liberator was €0.5m (2004: €1.4m). The net amount due from Partholon was €18.8m (2004: €18.8m).

44	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

	At March 31,

	2005	2004

	(in € millions)
Denominated in euro	64,645	52,391
Denominated in currencies other than euro	61,819	54,040

Total Assets	126,464	106,431

Denominated in euro	67,093	45,399
Denominated in currencies other than euro	59,371	61,032

Total Liabilities	126,464	106,431

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

Goodwill carried in the Group Balance Sheet is subject to impairment review when the carrying amount may not be recoverable and is written down by the amount of any impairment loss identified in the year.	Prior to March 31, 2002 goodwill arising on acquisitions of subsidiary undertakings was capitalised and amortised to income over the period estimated to benefit. In the Group’s case a period of 20 years was used. Goodwill is written off when judged to be irrecoverable.

Post April 1, 2002 goodwill is capitalised on the Balance Sheet and is subject to an annual review for impairment. It is not subject to annual amortisation.

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

In 2005 unrealised gains and losses on properties held to meet unit linked policy holder liabilities are not recognised under US GAAP in line with SOP 03/01. Such properties are held at depreciated historical cost.

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

Under FIN 46-R, a controlling financial interest in a variable interest entity is present where an enterprise has a variable interest, or a combination of variable interests, that will absorb the majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. The enterprise with a controlling financial interest is the primary beneficiary and is required to consolidate the variable interest entity.

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

Derivatives which are not accrual accounted are recorded at fair value, with the change recorded in the profit and loss account.	FAS 133 requires all derivatives to be recorded at fair value. If certain conditions are met, then the derivative may be designated as a hedge. In many cases, Bank of Ireland match internal hedges with third party derivatives on an aggregate rather than an individual basis which largely offset the overall risk to the group. These hedges do not meet the criteria under FAS 133 to qualify as fair value, cash flow or foreign exchange hedges. For this reason, such contracts are restated at market value with changes in the fair value recorded in the income statement for the purposes of the US GAAP reconciliation.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of Significant Differences between Irish and US Accounting Principles

Irish GAAP	US GAAP

Loan origination fees

Certain loan fees are recognised when received.	Loan origination fees net of direct loan origination costs are deferred and recognised as an adjustment to the yield on the related loan or facility.

Restructuring

A provision for restructuring costs is recognised in accordance with FRS12 when a constructive obligation to transfer economic benefit as a result of a past event exists at the balance sheet date.	Costs of restructuring are recognised when incurred.

Costs of involuntary severance are recognised as incurred, save where the individuals in question are required to remain with the Group for periods in excess of their statutory notice period, in which case the costs are spread over this period.
Consolidated Net Income

	2005	2004	2003

	(in € millions)
Net income under Irish GAAP	1,073	935	826
Depreciation	(2)	(1)	(2)
Software development costs	—	4	5
Goodwill	13	12	6
Pension costs	(32)	(48)	(44)
Long-term assurance policies	(302)	(86)	(39)
Group Transformation Programme	—	(11)	(23)
Strategic Transformation Programme	117	—	—
Leasing	10	(27)	(38)
Stock based compensation	(6)	(3)	(3)
Derivatives	(24)	97	75
Special purpose entities	(55)	—	—
Other	(15)	12	1
Deferred tax effect on these adjustments	37	8	3

	814	892	767

Net income under US GAAP
Earnings per unit of €0.64 Ordinary Stock under US GAAP
— basic	86.4c	92.8c	77.4c

— diluted	85.7c	92.2c	76.7c

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of Significant Differences between Irish and US Accounting Principles
Consolidated Total Stockholders’ Funds

	2005	2004

	(in € millions)
Total stockholders’ funds including non equity interest under Irish GAAP	4,789	4,281
Property less related depreciation	(383)	(382)
Goodwill	448	445
Debt securities — available for sale	85	104
Pension costs	(88)	(20)
Long-term assurance policies	(716)	(415)
Dividends	282	257
Leasing	(62)	(72)
Strategic Transformation Programme	117	—
Derivatives	75	99
Special purpose entities	(55)	—
Other	(28)	(7)
Deferred taxation on these adjustments	67	28

Consolidated stockholders’ funds including non equity interests under US GAAP	4,531	4,318

Consolidated Total Assets

	2005	2004

	(in € millions)
Total assets under Irish GAAP	126,464	106,431
Property less related depreciation	(383)	(382)
Goodwill	467	473
Debt securities — available for sale	85	104
Pension costs	(83)	(15)
Acceptances	34	33
Long-term assurance policies	(716)	(415)
Special purpose entities	1,129	1,389
Leasing	(62)	(72)
Derivatives	680	883
Other	(68)	(80)

Total assets under US GAAP	127,547	108,349

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of Significant Differences between Irish and US Accounting Principles
Consolidated Total Liabilities and Stockholders’ Funds

	2005	2004

	(in € millions)
Total liabilities and stockholders’ funds including non equity interests under Irish GAAP	126,464	106,431
Stockholders’ funds (US GAAP adjustment)	(258)	37
Dividends	(282)	(257)
Special purpose entities	1,184	1,389
Acceptances	34	33
Strategic Transformation Programme	(117)	—
Derivatives	605	784
Other	5	(19)
Deferred taxation on these adjustments	(88)	(49)

Total liabilities and stockholders’ funds including non equity interests under US GAAP	127,547	108,349

(1)	Goodwill
      On April 1, 2002, the Group implemented SFAS 141 “Business Combinations” and SFAS 142 “Goodwill and other tangible assets”. The Group reviewed the carrying value of its goodwill as at April 1, 2002 and considered that there was no impairment to be recognised. From the date of implementation, goodwill is no longer amortised.
      The effect on Net Income of applying this standard to previous periods would have been

	2005	2004	2003

Reported net income under US GAAP	814	892	767
Goodwill amortisation	—	—	—

Net income	814	892	767

      The current carrying value of goodwill for US GAAP purposes has been allocated as follows to the reportable business segments of the Group:

	April 1,					March 31,
	2004	Transfer	Additions	Impairment	Exchange	2005

Retail Republic of Ireland	7	—	—	(3)	—	4
BOI Life	94	—	—	—	—	94
Wholesale Financial Services	19	—	44	—	3	66
UK Financial Services	340	—	—	—	(11)	329
Asset Management Services	160	—	29	—	(9)	180
UK Post Office	126	(126)	—	—	—	—

	746	(126)	73	(3)	(17)	673

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of Significant Differences between Irish and US Accounting Principles

(2)	Pensions
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
      The impact of this pronouncement has been included in the GAAP reconciliation in respect of the main Bank of Ireland Pension Plan and the Bristol & West Group Pension Plan. In 2005, these plans make up approximately 87% (2004: 86%, 2003: 87%) of Bank of Ireland Group’s plans in terms of assets. The components of the pensions expense for these plans which arise under SFAS No. 87 are estimated to be as follows:

	Year Ended March 31,

	2005	2004	2003

	(in € millions)
Service cost	95	86	74
Cost of special termination benefits	1	4	93
Interest cost	165	162	141
Expected return on plan assets	(178)	(178)	(208)
Net amortization and deferral	2	19	(15)

	85	93	85

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

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of Significant Differences between Irish and US Accounting Principles
      The table below shows the percentage of the fair value of assets of each major category as at the measurement date.

	Target allocation	Actual allocation	Actual allocation
	as at March 31,	as at March 31,	as at March 31,
	2005	2005	2004

	%	%	%
Equity securities	60.0	61.9	63.9
Debt securities	27.5	22.1	22.6
Property	12.5	13.3	13.0
Other assets	—	2.7	0.5

Total	100.0	100.0	100.0

      The overall expected return on assets has been calculated by taking an average of the expected return on each asset class weighted by the allocation to each asset class as at March 31, 2004. The expected return on equities has been assessed based on historical analysis of investment returns incorporating subjective judgement to compliment the information provided by historic returns. The process of setting these expected returns has also incorporated market commentators’ views and investment managers’ forecasts. The expected rate of return on equities as at March 31, 2005 was 7.8% per annum. The expected return on property was 6.8% per annum.
      For quoted corporate or government bonds, the expected return was taken as the weighted average of the redemption yields of the securities held in the portfolio (this is equated to 4.1% per annum).
      A weighted average expected rate of return of 6.75% on the plan assets of both schemes was used in determining the net periodic pension cost for the year ended March 31, 2005 (2004: 6.7% and 2003: 7.9%).
      Actuarial assumptions used in determining the projected benefit obligation at March 31, 2005 included a weighted average discount rate of 4.85% (2004: 5.5% and 2003: 5.5%) and a weighted average increase in future compensation expense of 2.75% (2004: 2.9% and 2003: 3%). Pensions are further discussed in Note 35.
      During 2001, 2002 and 2003 the Group offered a voluntary leaving and a voluntary retirement program in which eligible participants in the Bank of Ireland’s main pension plans received accelerated and enhanced benefits if they elected to leave or retire under the programs. The voluntary retirement program was accounted for under SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” and a cost of €1 million in 2005, €4 million in 2004 and a cost of €93 million in 2003 was recorded.
      The main Bank of Ireland Pension Plans had investments which included the following at March 31, 2005 and 2004:

	At March 31,

	2005	2004

	(in € millions)
Interest in property occupied by Bank of Ireland	139	130
Bank of Ireland €0.64 Ordinary Stock	55	51
Bank of Ireland 7.4% Guaranteed Step-up Callable Perpetual Preferred Securities	Nil	Nil
Securities Lending with Davy Stockbrokers	Nil	Nil
Cash	13	1

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of Significant Differences between Irish and US Accounting Principles
      There were 4,475,867 units (2004: 5,014,773 units) of the Bank’s Ordinary Stock, included in the Bank’s pension assets for the year ended March 31, 2005. The total gross dividend paid in cash on these investments was €2.2 million (2004: €2.2 million). In addition, the Group rents property from the pension fund. The annual rent payable thereon, which is at arms length rates, amounted to €7.5 million (2004: €7.1 million).
      The following is a reconciliation of benefit obligation, the change in the plan assets during the year and an analysis of the funded status of the plans during the three years ended March 31, 2005.

	2005	2004	2003

	(in € millions)
Change in projected benefit obligation
Projected benefit obligation at April 1	3,055	2,950	2,404
Exchange adjustments	(8)	9	(23)
Service cost (net of members contributions)	95	86	74
Interest cost	165	162	141
Members contributions	10	10	10
Liability change	—	—	—
Actuarial (gain)/ loss	504	(74)	310
Special termination benefits	1	4	93
Benefits paid	(93)	(92)	(59)
Other	13	—	—

Projected benefit obligation at March 31	3,742	3,055	2,950

Change in plan assets
Fair value of plan assets at April 1	2,689	2,275	3,008
Exchange adjustments	(6)	6	(23)
Actual return	290	462	(674)
Employer contribution	72	28	13
Members contribution	10	10	10
Benefits paid	(93)	(92)	(59)
Other	9	—	—

Fair value of plan assets at March 31	2,971	2,689	2,275

Change in funded status
Funded status at March 31	(771)	(366)	(675)
Unamortised net loss/ (gain)	650	259	633
Minimum Liability Obligation	(66)	(29)	(70)
Unamortised net asset at transition	(7)	(8)	(9)

(Accrued) prepaid pension cost recognised in balance sheet at year end	(194)	(144)	(121)

(3)	Cashflow Statements
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
      In accordance with SFAS No. 109, “Accounting for Income Taxes”, the components of deferred taxation in the balance sheet at March 31, 2005 and 2004 are as follows:

	At March 31,

	2005	2004

	(in € millions)
Deferred tax liabilities
Accelerated capital allowances:
— on finance leases	103	106
— on equipment used by the Group	10	14

Total	113	120
Deferred tax assets
Reserve for loan and lease loss	28	55
Accruals and Reserves	2	1
Minimum tax credits	1	1
Other	15	1

Total	46	58
Deferred tax asset valuation allowance	(5)	(4)

Net deferred tax assets	41	54

Net deferred tax liabilities	72	66

(5)	Impaired Loans
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
      All loans classified as Credit Grade 6 (Provision Required) or Grade 7 (Write-Off), and where the loan balance was less than €300k/ Stg£250k as at March 31, 2005, were aggregated for evaluation purposes. It is practice in Ireland and the United Kingdom to delay write-off of debt until the realization of collateral or alternative recovery action has been completed, or the required full or partial write-off can be predicted with a high degree of certainty. When management determines that a full or partial write-off on a loan is appropriate, the amount of the write-off is applied against the specific provision and the debt reduced to its estimated realizable value. Amounts which are written off on the Group’s books must continue to be subject to the same diligence in collection effort as is applied to other loan balances. Interest on Credit Grade 6 (Provision Required) and Grade 7 (Write-Off) loans is accounted for on a cash receipts basis.
      Under the Bank’s policies for interest income recognition, the Bank records cash receipts on loans that are impaired as a reduction to the principal balance.
      At March 31, 2005, the Group’s net investment in impaired loans amounted to €188.0 million (2004: €190.5 million) of which €105.9 million (2004: €114.3 million) was after specific provisions of €134.5 million (2004: €145.7 million).
      The average level of such impaired lending during the year was approximately €329.4 million (2004: €264.8 million).

(6)	Stock Compensation Plan
      The Group operates a number of stock option schemes. Further details are set out in Note 33.
      The Group has elected to follow APB 25 in accounting for these schemes. Had a fair value basis of accounting for these schemes been applied, as outlined in SFAS No 123, based on fair values at the grant dates, proforma net income and proforma basic earnings per share under US GAAP would have been, €802 million for March 31, 2005 (2004: €879 million and 2003: €760 million) and 85.1c (2004: 91.5c and 2003: 76.7c) respectively.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of Significant Differences between Irish and US Accounting Principles
      The following table summarises the number of options outstanding under the Senior Executive Scheme and weighted average exercise price:

	Year Ended March 31,

	2005		2004

		Weighted		Weighted
		Average		Average
		exercise		exercise
	Number	price	Number	price

Outstanding at beginning of year	6,585,000	8.989	5,734,500	8.0657
Granted in year	1,661,500	10.760	1,836,000	10.754
Exercised in year	853,500	5.5684	776,000	6.128
Lapsed in year	781,100	10.6398	209,500	9.773

Outstanding at end of year	6,611,900	9.6809	6,585,000	8.989

      The following table summarises information about the Executive Stock Options Scheme outstanding at March 31, 2005

	Number		Number
	Outstanding at	Weighted Average	Exercisable at
	March 31,	Remaining	March 31,
	2005	Contractual Life	2005

Exercise price (€ cent)
2.111	20,000	2 months	20,000
2.819	250,000	1 year 3 months	250,000
3.241	80,000	1 year 8 months	80,000
4.529	350,000	2 years 3 months	350,000
5.753	22,500	2 years 8 months	22,500
8.264	192,000	3 years 2 months	192,000
8.933	361,000	4 years 4 months	361,000
8.430	80,250	4 years 8 months	80,250
6.960	552,000	5 years 2 months	552,000
9.150	123,650	5 years 8 months	123,650
11.050	582,000	6 years 2 months	582,000
10.540	30,000	6 years 8 months	30,000
12.500	801,000	7 years 3 months	—
10.650	20,000	7 years 9 months	—
10.770	1,387,000	8 years 3 months	—
10.540	121,000	8 years 9 months	—
10.760	1,639,500	9 years 4 months	—
      The Sharesave Scheme (“SAYE Scheme”) was launched in February 2000 and as a result options over 15,527,008 units of Ordinary Stock (1.6% of the Issued Ordinary Stock) were granted to participating employees at an option price of €5.40, which represented a 20% discount to the then market price. A further offer under the scheme was made in December 2003 and options to purchase Ordinary Stock were granted to participating employees in the Republic of Ireland at an option price at €7.84 which represented a 25% discount to the then market price and to participating employees in the UK at an option price of €8.37 which represented a 20% discount to the then market price. The outstanding options under the Scheme, which stood at 15,435,223 at

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of Significant Differences between Irish and US Accounting Principles
March 31, 2005 and 16,770,743 at March 31, 2004 and 12,470,190 at March 31, 2003 are exercisable, provided the participant’s savings contracts are complete, between May 2005 and February 2009.
      As at March 31, 2005 conditional awards totalling 1,229,805 units of stock (2004: 808,895 and 2003: 779,766 units of stock) were outstanding to the current participants of the Long Term Performance Stock Plan.
      The significant weighted average assumptions used to estimate the fair values of the options granted were a risk free rate of return of 3.92% (2004: 3.7%, 2003: 4.51%), expected volatility of 30% (2004: 30%, 2003: 35.7%) and a dividend yield for the sector of 3.44% (2004: 3.3%, 2003: 1.71%). An expected life of 5 years was used in the case of the senior executive Stock Option Scheme. The expected life of the Sharesave scheme options was expected to approximate the period of the savings contracts.

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

	2005			2004

			Per-share			Per-share
	Income	Share No	Amount	Income	Share No	Amount

	€m	(in millions)	Cent	€m	(in millions)	Cent
Basic EPS
Approximate net income (US GAAP) available to ordinary stockholders	814	942	86.4c	892	961	92.8c
Effect of dilutive securities employee share options		8			7

Diluted EPS	814	950	85.7c	892	968	92.2c

	2003

			Per-share
	Income	Share No	Amount

	€m	(in millions)	Cent
Basic EPS
Approximate net income (US GAAP ) available to ordinary stockholders	767	991	77.4c
Effect of dilutive securities employee share options		10

Diluted EPS	767	1001	76.7c

      Shares (2005: 1.1 million, 2004: 3.8 million, 2003: 1.3 million) were excluded from the computation of diluted EPS above as their effect would have been anti-dilutive.

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
      The following summary consolidated statements of income illustrates this presentation.

	At March 31,

	2005	2004

	(in € millions)
Net interest income	1,898	1,744
Other income	1,364	1,320

Total income	3,262	3,064
Total operating expenses	1,975	1,826

Operating profit	1,287	1,238
Income from associated undertakings	46	29

Profit on ordinary activities before exceptional items	1,333	1,267
Exceptional item	(12)	(97)

Profit before tax	1,321	1,170
Taxation on profit on ordinary activities	241	208

Profit on ordinary activities after tax	1,080	962
Minority interest
— equity	(7)	13
— non-equity	6	6
Non cumulative preference stock dividends	8	8

Profit for financial year attributable to holders of ordinary stock	1,073	935

(9)	Alternative presentation of the Consolidated Balance Sheet
      The long-term assurance assets and liabilities of the life assurance business have been classified under separate headings in the consolidated Balance Sheet. Under U.S. GAAP the Balance Sheet of the Life Assurance business would be consolidated with Group figures.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of Significant Differences between Irish and US Accounting Principles
      The following consolidated Balance Sheet illustrates this presentation.

	At March 31,

	2005	2004

	(in € millions)
Assets:
Cash and balances at Central Banks	1,600	1,397
Items in the course of collection from banks	560	584
Central government and other eligible bills	92	211
Loans and advances to banks	8,350	8,327
Loans and advances to customers	79,917	67,540
Securitization and loan transfers	344	593
Less: non-returnable amounts	(328)	(504)

	16	89
Debt securities	23,124	17,073
Equity shares	5,720	4,642
Interest in associated undertakings	17	14
Interest in joint ventures	61	243
Intangible Fixed Assets	316	147
Tangible fixed assets	1,739	1,698
Other assets	4,319	3,954
Prepayments and accrued income	923	739
Market value of shares held for the benefit of policyholders	(290)	(227)

Total Assets	126,464	106,431

Liabilities:
Deposits by banks	20,254	17,060
Customer accounts	60,265	54,395
Debt securities in issue	20,539	12,917
Items in the course of transmission to banks	230	230
Other liabilities	14,721	12,571
Proposed dividends — equity	282	257
Accruals and deferred income	770	621
Provision for liabilities and charges
— deferred taxation	72	66
— other provisions for liabilities and charges	321	221
Subordinated liabilities	4,086	3,682
Minority interest
— equity	62	54
— non-equity	73	76
Called up capital stock	663	679
Stock premium account	765	767
Capital reserve	561	498
Profit and loss account	2,772	2,281
Revaluation reserve	234	239

Total stockholders’ funds including non-equity interests	4,995	4,464
Cost of own shares held for the benefit of life assurance policyholder	(206)	(183)

	4,789	4,281

Total liabilities	126,464	106,431

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

45	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
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
(11) Consolidation
      The Group has certain sponsored entities that do not meet the consolidation criteria of quasi-subsidiaries under FRS 5 but nevertheless fall to be consolidated under US GAAP. Total assets increased by €1,129 million (2004: €1,389 million).
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
B)  Conduit

Bank of Ireland provides investment advisory services and a liquidity facility to a company involved in a commercial paper conduit program. The company purchases publicly rated marketable investment securities with initial minimum ratings of Aa3/AA– by Moody’s/S&P. The company funds the purchase of the securities by way of an uncommitted loan from a Delaware incorporated company (known as a multi-seller conduit) which in turn issues commercial paper to investors in the US and European commercial paper markets. A US bank administers the day-to-day operations of the company and the multi-seller conduit. The US bank is also responsible for arranging the issuance of the commercial paper by the multi-seller conduit. The Bank does not sell its own assets to this company. As of July 16, 2005, the commercial paper issued by the multi-seller conduit is currently rated P-1/A-1/F1 by Moody’s/S&P/Fitch.

As of March 31, 2005, the Group had an outstanding undrawn liquidity facility to the company amounting to $817.2m. Based on the company acquiring further high quality publicly rated marketable investment securities (with initial minimum ratings of Aa3/AA– by Moody’s/S&P), the liquidity facility provided by the Group to the company could increase to a current maximum of US$1.03bn. The Group’s maximum exposure to loss, in the highly unlikely event of non-performance of the entire portfolio of assets in the company, is represented by the contractual amount of the facility.
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
      The book value and market value of the debt securities are analysed as follows:

	At March 31,

	2005		2004

	Book	Market	Book	Market
	Value	Value	Value	Value

	(in € millions)
Held to maturity	3,704	3,701	3,662	3,638
Available for sale	11,669	11,754	7,635	7,739
Trading	5,948	5,948	4,379	4,379

Total	21,321	21,403	15,676	15,756

      The following table sets out the amortized cost and market value of the available for sale investment portfolio owned by the Group at March 31, 2005 and 2004.

	Available for Sale Investment Portfolio

	2005		2004

	Amortized	Market	Amortized	Market
	Cost	Value	Cost	Value

	(in € millions)
Irish government	297	297	129	129
Other European government	394	407	830	864
US Treasury and US Government agencies	—	—	49	49
Mortgage backed obligation of federal agencies	—	—	—	—
Corporate bonds	10,712	10,784	6,094	6,164
Other securities	266	266	533	533

Total	11,669	11,754	7,635	7,739

      Proceeds from sales of available for sale securities during the year ended March 31, 2005 were €2,211m (2004: €2,536m). Gross gains of €3m (2004: €nil) and gross losses of €nil (2004: €2m) were realized on those sales. Realized gains and losses on available for sale securities are generally computed using the specific identification method.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

46	SFAS NO. 115 “ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES” (continued)
      The following table shows the maturity distribution of the available for sale investment portfolio at March 31, 2005 based upon amortized cost.

		After One	After Five
	In One	Year	Years
	Year or	Through	Through	After 10
	Less	Five Years	10 Years	Years	Total

	(in € millions)
Irish government	—	—	—	297	297
Other European government	117	277	—	—	394
US Treasury and US Government agencies	—	—	—	—	—
Mortgage backed obligations of federal agencies	—	—	—	—	—
Corporate bonds	4,421	5,473	818	—	10,712
Other securities	266	—	—	—	266

Total	4,804	5,750	818	297	11,669

      The following table sets out the amortized cost and market value of the held to maturity investment portfolio owned by the Group at March 31, 2005 and 2004.

	Held to Maturity Investment Portfolio

	March 31, 2005		March 31, 2004

	Amortized	Market	Amortized	Market
	Cost	Value	Cost	Value

	(in € millions)
Irish government	—	—	—	—
Other European government	—	—	1	1
U.S. treasury and U.S. government agencies	—	—	—	—
Corporate bonds	3,184	3,182	3,142	3,118
Other securities	520	520	519	519

	3,704	3,702	3,662	3,638

      Proceeds from sales of held to maturity securities during the year ended March 31, 2005 were €nil (2004: €nil). Gross gains of €nil (2004: €nil) and gross losses of €nil (2004: € nil) were realised on those sales. The impairment of €2m on the held to maturity portfolio is temporary in nature.

BANK OF IRELAND GROUP
NOTES ON THE FINANCIAL STATEMENTS  (Continued)

46	SFAS NO. 115 “ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES” (continued)
      The following table shows the maturity distribution of the held to maturity investment portfolio of the Group at March 31, 2005 based upon amortized cost.

Maturity Distribution of
Held to Maturity Investment Portfolio
At March 31, 2005

		After One	After Five
	In One	Year	Years
	Year or	Through	Through	After 10
	Less	Five Years	10 Years	Years	Total

(in € millions)
Irish government	—	—	—	—	—
Other European government	—	—	—	—	—
U.S. treasury and U.S. government agencies	—	—	—	—	—
Corporate bonds	395	1,512	1,046	231	3,184
Other securities	224	214	82	—	520

Total	619	1,726	1,128	231	3,704

47	COMPREHENSIVE INCOME

	At March 31,

	2005	2004	2003

	(in € millions)
Net income in accordance with US GAAP	814	892	767
Other comprehensive income net of tax
Foreign currency translation adjustment	(117)	69	(379)
Net movement on unrealized gains on debt securities	(17)	(8)	67
Pension additional benefit obligation	(38)	42	(70)

Comprehensive income	642	995	385

BANK OF IRELAND GROUP
SIGNATURES
      The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

The Governor and Company of the Bank of Ireland
(Registrant)

Date: August 29, 2005

By:

Name: Brian Goggin
Title: Group Chief Executive

By:

Name: John O’Donovan
Title: Group Chief Financial Officer