Form 20-F
period 2006-03-31
GOVERNOR & CO OF THE BANK OF IRELAND
filed 2006-09-11
CIK 1022575

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

(Mark One)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
	☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2006
OR
	☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
	☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
For the transition period from to
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
          Securities registered or to be registered pursuant to Section 12(g) of the Act: None
          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of March 31, 2006:
Ordinary Stock (nominal value of €0.64 per unit): 947,903,170
Indicate by check mark if the registrant is a well-know seasoned issuer, as defined in Rule 405 of the Securities Act.
YES  [X]      NO  [     ]
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
YES  [     ]      NO  [X]
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES  [X]      NO  [     ]
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated file and large accelerated file” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated file [X]	Accelerated filer [ ]	Non-accelerated file [ ]
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  [     ]      Item 18  [X]
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES  [     ]      NO  [X]

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
      References to “dollars”, “U.S.$”, “$” or “¢” are to United States (“U.S.”) currency, and references to “STG£”, “GBP£” and “pounds sterling” are to United Kingdom (“UK”) currency. Amounts in dollars, unless otherwise stated, for the current financial (fiscal) year have been translated from euro at the rate prevailing on

March 31, 2006 as shown below under “Exchange Rates”. This rate should not be construed as a representation that the euro amounts actually denote such dollar amounts or have been, could have been, or could be converted into dollars at the rate indicated.
EXCHANGE RATES
      As a significant portion of the assets, liabilities, income and expenses of the Group is denominated in currencies other than euro, fluctuations in the value of the euro relative to other currencies have had an effect on the euro value of assets and liabilities denominated in such currencies as well as on the Group’s results of operations. The principal foreign currencies affecting the Group’s financial statements are sterling and the dollar. At August 31, 2006, the Noon Buying Rate (as defined below) was U.S.$1.2793 = €1.00.
      The following table sets forth, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) and the rates used by the Group in the preparation of its consolidated financial statements:

	Year ended March 31,

	2006	2005	2004	2003	2002

	(dollars per €)
Euro/dollar rates:
March 31	1.2139	1.2969	1.2292	1.0900	0.8717
Average(1)	1.2163	1.2653	1.1808	1.0033	0.8803
High	1.3093	1.3625	1.2848	1.1062	0.9535
Low	1.1667	1.1801	1.0621	0.8750	0.8370
March 31 rate used by the Group(2)	1.2104	1.2964	1.2224	1.0895	0.8724
Average rate used by the Group(2)	1.2126	1.2647	1.1796	1.0051	0.8804
      The highest noon buying rate for each of the last six months was: August 2006: 1.2914, July 2006: 1.2822, June 2006: 1.2953, May 2006: 1.2888, April 2006: 1.2624, March 2006: 1.2197.
      The lowest noon buying rate for each of the last six months was: August 2006: 1.2735, July 2006: 1.2500, June 2006: 1.2522, May 2006: 1.2607, April 2006: 1.2091, March 2006: 1.1886.

	Year ended March 31,

	2006	2005	2004	2003	2002

	(STG£ per €)
Euro/sterling rates:
March 31 rate used by the Group(2)	0.6964	0.6885	0.6659	0.6896	0.6130
Average rate used by the Group(2)	0.6826	0.6834	0.6926	0.6460	0.6145

(1)	The average of the Noon Buying Rates on the last day of each month during the financial year.

(2)	The rates used by the Group in the preparation of its consolidated financial statements.

PART 1
Item 1     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT & ADVISORS
      Not applicable.
Item 2     OFFER STATISTICS & EXPECTED TIMETABLE
      Not applicable.
Item 3     KEY INFORMATION
FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORT STANDARDS (“IFRS”)
      On April 1, 2004, the Group implemented the requirements of International Financial Reporting Standards as adopted by the European Union (“IFRS”) for the first time and these are used for the purpose of preparing the financial statements for the years ended March 31, 2006 and 2005. In all material respects, this is also in accordance with full IFRS (as issued by the International Accounting Standards Board “IASB”. For further details of the transition between IR GAAP and IFRS, please refer to note 47 of the Consolidated Financial Statements.
SELECTED FINANCIAL DATA
      The following tables present selected consolidated financial data which have been derived from the audited Consolidated Financial Statements of the Group. Tables 1 and 3 detail financial data under IFRS for the years ended March 31, 2006 and 2005. Table 2 details financial data under US GAAP for each of the five years in the five year period ended March 31, 2006.
      The Consolidated Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”) for the years ended March 31, 2006 and 2005 (except for the application of IAS 32, IAS 39 and IFRS 4 which apply with effect from April 1, 2005). Prior to April 1, 2005 the Group prepared its consolidated financial statements in accordance with Irish Generally Accepted Accounting Principles (“IR GAAP”), see pages F-88 and F-105 for details of the transitional impacts of moving to IFRS.
      The SEC Form 20-F requires the presentation of audited statements of income, changes in shareholders’ equity and cash flows for each of the past three financial years. However, the SEC has provided an accommodation, which the Group has applied, for first-time adopters of IFRS to present only two years of these financial statements. For the SEC Industry Guide 3 statistical disclosure by bank holding companies, which requires three to five years of presentation depending on the disclosure requirement, the Group has included March 31, 2006 and 2005 IFRS information and Irish GAAP for all earlier periods presented.
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

SELECTED CONSOLIDATED FINANCIAL DATA
Table 1

	At and for the Financial Year Ended
	March 31,

	2006(1)	2006	2005
	IFRS	IFRS	IFRS

	$m
		(in € millions, except per
		unit amounts and
		percentages)
Income Statement Data
Amounts in accordance with IFRS:
Interest income	7,617	5,954	4,263
Interest expense	(4,666)	(3,647)	(2,332)
Net interest income	2,951	2,307	1,931
Insurance net premium income	1,661	1,298	1,791
Fees and commissions income	1,167	912	1,163
Fees and commissions expense	(217)	(170)	(263)
Net trading income	38	30	66
Life assurance investment income and gains	800	625	695
Other operating income	210	165	138
Profit on disposal of business activity	225	176	11
Total Operating Income	6,835	5,343	5,532
Increase in insurance contract liabilities and claims paid	(2,131)	(1,666)	(2,222)
Total Operating Income, net of Insurance Claims	4,704	3,677	3,310
Operating expenses	(2,584)	(2,020)	(2,051)
Impairment losses	(132)	(103)	21
Share of profit of associated undertakings and joint ventures	58	45	30
Profit before taxation	2,046	1,599	1,310
Taxation	(388)	(303)	(256)
Profit for the period	1,658	1,296	1,054
Profit attributable to minority interests	(12)	(9)	(1)
Profit attributable to stockholders	1,670	1,305	1,055
Per Unit of Ordinary Stock
Earnings per unit of €0.64 ordinary stock	174.5c	136.4c	111.1c
Diluted earnings per unit of €0.64 ordinary stock	173.2c	135.4c	110.2c
Dividends(2)	67.2c	52.5c	45.6c
Number of shares used in EPS calculation (in millions)	947	947	942
Number of shares used in Diluted EPS calculation (in millions)	954	954	950
Balance Sheet Data
Amounts in accordance with IFRS:
Total assets	207,699	162,354	127,780
Loans and advances to customers (net of allowance for losses on loans and advances)	129,524	101,246	79,836
Loans and advances to banks	13,530	10,576	8,347
Allowance for losses on loans and advances	(459)	(359)	(319)
Deposits by Banks	41,337	32,312	20,865
Customer Accounts	78,946	61,710	60,185
Debt Securities in issue	47,096	36,814	21,217
Subordinated liabilities	8,306	6,493	4,086
Minority interests	58	45	135
Share capital	848	663	663
Share premium account	981	767	767
Retained profit	4,261	3,330	2,424
Other reserves	1,027	803	629
Own shares held for the benefit of life assurance policyholders	(301)	(235)	(206)
Stockholders’ equity	6,816	5,328	4,277

Table 2

	At and for the Financial Year Ended March 31,

			2005	2004	2003	2002
	2006	2006(1)	(restated)	(restated)	(restated)	(restated)

	$m	(in € millions, except per unit amounts and percentages)
Amounts in accordance with U.S. GAAP:(9)
Net income attributable to holders of ordinary stock:	1,027	803	814	912	1,114	681
Net income per unit of ordinary stock
Basic	108.5c	84.8c	86.4c	94.9c	112.4c	68.7c
Diluted	107.7c	84.2c	85.7c	94.3c	111.4c	68.1c
Stockholders’ equity	6,380	4,976	4,730	4,499	4,235	4,260
Total assets	206,865	161,702	127,547	108,349	91,386	88,542
Table 3

	At and for the
	Financial Year Ended
	March 31,

	2006	2005
	IFRS	IFRS

	(in percentages)
Other Financial Data
Return on average total assets(3)	0.9	0.9
Return on average stockholders’ equity(4)	27.3	23.5
Net interest margin(5)	1.8	2.0
Cost/income ratio(6)	54	61
Allowance for loan losses to total loans	0.4	0.4
Provisions for bad and doubtful debts to average total loans	0.1	0.1
Tier 1 capital ratio(7)	7.5	7.9
Total capital ratio(7)	11.4	10.9
Stockholders’ equity to assets(8)	3.3	3.3
Dividend payout ratio	36	40

(1)	Translated solely for convenience into dollars at €1.00 = U.S.$1.2793, the Noon Buying Rate on August 31, 2006.

(2)	See Item 8 “Financial Information — Dividend Policy” for details of dividends per unit of Ordinary Stock in dollars.

(3)	Return on average total assets represents profit attributable to the ordinary stockholders as a percentage of average total assets. The calculation of the average balances for all years includes daily, weekly or monthly averages for certain reporting units. See Item 5 “Operating & Financial Review and Prospects — Average Balance Sheet and Interest Rates”. The Group considers these average balances to be representative of the operations of the Group.

(4)	Return on average stockholders’ equity represents profit attributable to the ordinary stockholders as a percentage of average stockholders’ funds, excluding minority interests.

(5)	Net interest margin represents net interest income as a percentage of average interest earning assets.

(6)	The cost/income ratio is determined by dividing the total expenses before goodwill impairment of the Group by the total income of the Group including income from associated undertakings and joint ventures. The Group’s management believes that cost/income ratio provides valuable information to readers of its financial statements because it enables the reader to focus more directly on the underlying performance of the Group’s businesses and this measure also reflects an important way in which performance is monitored by the Group’s management. However, while management believes this measure is useful in the evaluation of the Group’s performance, it should not be viewed as a replacement for, but rather as complementary to, the most directly comparable GAAP measure, which is the cost/income ratio determined by dividing the total expenses including goodwill impairment by the total income of the Group. In the two years ended March 31, 2006, there was no goodwill impairment. The cost/income ratio on a statutory basis would have been the same as presented in the table above.

(7)	The target standard risk-asset ratio set by the Basel Committee is 8%, of which the Tier 1 element must be at least 4%. The minimum risk-asset ratio is set by Financial Regulator and satisfies capital adequacy requirements of the European Union. The ratio given for 2005 is at April 1, 2005.

(8)	Stockholders’ equity excludes minority interests.

(9)

	2005	2004	2003	2002

Previously reported net income	814	892	767	667
Derivatives (ii)	18	9	70	(16)
Foreign Exchange differences on AFS securities (iii)	(18)	11	277	30

Restated net income	814	912	1,114	681

Previously reported shareholders equity	4,531	4,318	4,063	4,157
Leasing (i)	106	106	106	106
Derivatives (ii)	93	75	66	(3)

Restated stockholder funds	4,730	4,499	4,235	4,260

      Certain information has been restated in the previously reported US GAAP reconciliations as a result of matters relating to:

(i)	Leasing: there was a one-off gain relating to certain lease structures arising from the falling corporation tax rates in Ireland in 1998 which was not recognized in that year under US GAAP. The effect of this is an increase in stockholders equity under US GAAP for the earliest year in the five year summary above.

(ii)	As part of the transition process to IFRS the Bank discovered that the valuation of a small portfolio of derivatives did not take account of a specific legal clause resulting in an understatement of previously reported net income under US GAAP for the year 31, March 2005 of €18m (€20m pretax) and stockholders funds under US GAAP as at 31, March 2005 of €93m (€106m pretax).

The Five Year Financial Summary (above) has been restated for US GAAP financial data for these valuations resulting in an increase to net income of €9m and €70m for the years to 31 March 2004 and 31 March 2003 and an increase in stockholders funds of €75m and €66m for the same periods. In the year to 31 March 2002 the restatement resulted in a reduction to net income of €16m and stockholders funds of €3m.

(iii)	Under US GAAP foreign exchange differences on available for sale (AFS) securities were included in net income in previous years, rather than taken to reserves in accordance with EITF-96-15. Under IFRS the translation of foreign currency denominated AFS debt securities into the functional currency of the legal entity in which they are held is recognized directly in the income statement. Net income under US GAAP in the Five Year Financial summary has been reduced for the year to 31 March 2005 by €18m (€21m pretax) and increased for the three years to 31 March 2004, 2003, and 2002 by €11m (€12m pretax), €277m (€315m pretax) and €30m (€34m pretax). There is no change to stockholders equity.

RISK FACTORS
      Set out below is a discussion of certain factors, which could affect the Group future results and financial position and cause them to be materially different. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties because there may be risks and uncertainties of which the Group is not aware or which the Group now does not consider significant but which in the future may be of greater significance.
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
Market risks associated with fluctuations in short- and long-term interest rates, foreign exchange rates and equity prices are inherent in the Group’s business.
      Interest rates and interest-rate spreads are the most significant market factors to which the Group’s earnings are exposed. In addition, earnings and the value of Group net worth can be exposed to changes in foreign exchange rates, particularly the euro-sterling rate, and movements in equity markets. Changes in the general level of interest rates can affect the net interest rate margin realized between lending and borrowing costs and can also affect earnings attributable to free funds (net non-interest bearing liabilities). It is Group policy to invest its free funds, passively, in a portfolio of fixed rate assets with an average life of the order of 4 years. Changes in currency rates, particularly in the euro-sterling exchange rate and, to a much lesser extent, the euro-dollar rate, can affect the value of assets and liabilities denominated in foreign currencies, the Group’s capital ratios and earnings reported by the Group’s non-euro denominated business. The Group has implemented risk management methods to mitigate and control the impact of exchange-rate movements on its capital ratios. The Group does not ordinarily seek to mitigate the impact of exchange rates on reported earnings. See Item 11 “Quantitative and Qualitative Disclosures about Market Risk — Risk Management and Control” for a discussion on these risks.
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
      The Group is subject to financial services laws, regulations, administrative actions and policies in each location in which the Group operates. The nature and impact of these changes are unpredictable and outside the control of the Group. Changes in supervision and regulation, in particular in Ireland and the UK, could materially affect the Group’s business, the products and services offered or the value of assets. In recent times there have been significant regulatory changes in Ireland, the UK and the US, which have resulted in increased compliance responsibilities. In the past year in particular there has been a marked increase in the cost and resources required to manage these changes across different jurisdictions and the Group has a number of separate projects underway related to these changes.
Risks associated with strategic decisions regarding organic growth, the competitive environment and potential acquisitions are inherent in the Group’s business.
      The Group devotes substantial management and planning resources developing strategic plans for organic growth and identifying possible acquisitions. If the outcome of these plans does not match expectations, the Group’s earnings may not develop as forecasted. In addition, the market for financial services within which the Group operates is highly competitive; the Group’s ability to generate an appropriate return for its shareholders depends significantly upon management’s response to the competitive environment. See Item 4 “Information on the Company — Business Overview” for additional information.
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
Item 4     INFORMATION ON THE COMPANY
GENERAL
      The Governor and Company of the Bank of Ireland was established as a chartered corporation by an Act of the Irish Parliament of 1781/2 and by a Royal Charter of King George III in 1783. The Bank of Ireland Group is one of the largest financial services groups in Ireland with total assets of €162.4 billion at March 31, 2006. The address of the principal executive offices is Lower Baggot Street, Dublin 2 (Telephone +353-1-6615933).
      The Group provides an extensive range of banking and other financial services. All of these services are provided by the Group in Ireland, but not all are currently offered in the United Kingdom.
      The Group has a network of retail branches in Ireland and the United Kingdom. Its international business has centres in Dublin, London and the U.S. and a branch in Paris and Frankfurt.
      The Group provides fund management services through the Asset Management Services Division and in addition to its commercial banking business, the Group has an instalment finance business, operated through its business unit, Bank of Ireland Finance. Other subsidiaries include Bank of Ireland Life Holdings plc, a life assurance and pensions company in Ireland, ICS Building Society a home mortgage businesses in Ireland and Bank of Ireland Home Mortgages Limited (“BIM”) and Bristol & West in Britain.
      The Group also holds 90.44% of the equity shares and 49% of the voting shares of J&E Davy Holdings Limited, the holding company for J&E Davy Stockbrokers (“Davy Stockbrokers”), a leading Irish stockbroker. The remaining equity and voting interests in J&E Davy Holdings Limited are held by the management of J&E Davy Holdings Limited.
PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES
Acquisitions
      The principal acquisitions in the two years to March 31, 2006 consist of the following:
Guggenheim Advisors
      On December 20, 2005 Bank of Ireland announced its intention to acquire a 71.5% interest in Guggenheim Advisors from Guggenheim Partners. The transaction closed on January 31, 2006. The final cash consideration for the transaction was dependent on the performance of the business to April 1, 2006 and August 1, 2006. The final price has yet to be agreed however subject to terms of the agreement the Bank has paid US$139.7 million to date. Guggenheim Advisors management and Guggenheim Partners both retain holdings in the company and these holdings are subject to put and call arrangements in the medium term on an agreed basis. These options if exercised are required to be settled in stock in the Governor and Company. In accordance with the Group’s accounting policy in respect of transactions of this nature with minorities no liability has been recognised for these options.
Iridian Asset Management LLC
      In January 2006, the Group acquired an additional 8% stake in Iridian Asset Management LLC (“Iridian”) for U.S.$22 million, increasing its stake to 84% which as noted below was increased to 92% in August 2006. The Group had previously acquired an additional 15% stake in Iridian in June 2004 for $40.3 million, thus increasing its stake to 76% from the 61% initially acquired in September 2002.
Burdale Financial Holdings Limited
      On January 5, 2005, Bank of Ireland announced that its wholly owned subsidiary BOI UK Holdings Limited acquired a 100% interest in Burdale Financial Holdings Limited for a consideration of Stg£49 million (€70 million).
Divestitures
      The principal capital divestitures in the last two years to March 31, 2006, consist of the following:
Bristol & West Branch Network
      The Group concluded the sale of the Bristol & West branch network to Britannia Building Society on September 21, 2005 for a pre-tax gain of £124 million.
EuroConex Technologies Limited
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
RECENT DEVELOPMENTS
      In June 2006 the Group announced a joint venture with Paul Capital Partners (“PCP”), a leading U.S. private equity firm, to provide private equity fund of funds products and advisory services to institutional and other investors worldwide. The new joint venture will be called Paul Capital Top Tier Investments, LLC (PCTTI) and will be based in San Francisco, California.
      The Group has paid U.S.$25 million in cash for a 50% share in PCTTI and may increase its shareholding up to 70% no earlier than 2008 on a pre-agreed basis. The Group has paid U.S.$5 million in respect of interests in existing funds of funds. PCP has contributed its existing private equity fund of funds business (Assets under management U.S.$1.1 billion), including the firm’s fund of funds team and associated investment resources and facilities in return for a 35% interest. Key management own the remaining equity.
      In August 2006 the Group acquired a further 8% stake in Iridian for U.S.$24.7 million bringing its current stake to 92%.
      Following a strategic review of its branch property portfolio, management has decided to proceed with a sale and leaseback of approximately 36 of its larger branch locations. Bank of Ireland commenced the marketing of the proposed properties in early September and the tender date for the sales will be early October 2006. The Bank has 253 branches in the Republic of Ireland in prime locations in cities and towns around the country. The proceeds of these sales will be used to strengthen the Bank’s capital base and to facilitate ongoing growth and investment in the business.
      The Group continues to explore and execute similar transactions including acquisitions, disposals and joint ventures.
BUSINESS OVERVIEW
      The Group provides a broad range of financial services in Ireland to all major sectors of the Irish economy. These include checking and deposit services, overdrafts, term loans, mortgages, business and corporate lending, international asset financing, leasing, instalment credit, debt factoring, foreign exchange facilities, interest and exchange rate hedging instruments, executor, trustee, stock broking, life assurance and pension and investment fund management, fund administration and custodial services and financial advisory services, including mergers and acquisitions and underwriting. The Group provides services in euro and other currencies.
      The Group markets and sells its products on a domestic basis through its extensive nationwide distribution network in Ireland, which consisted of 253 full-time branches and 1,088 ATMs at March 31, 2006, its direct telephone banking service, direct sales forces and its on line services.
      In the United Kingdom the Group operates mainly through a grouping of businesses, UK Financial Services, whose functional currency is sterling. The grouping consists of Bristol & West, the branch networks in Northern Ireland and Britain and Bank of Ireland Home Mortgages. UK Financial Services provides lending, savings and investment products to customers. The Group is building on the Joint Venture agreement with the UK Post Office distributing a number of products through the Post Office network. UK Financial Services includes First Rate Exchange Services which is jointly owned with the UK Post Office and is the market leading provider of B2B foreign exchange to the UK market.
      Operations in the rest of the world are undertaken by

•	Bank of Ireland Asset Management which provides investment management services to institutions and pension funds in the U.K., the U.S., Australia, Canada and Japan;

•	Iridian Asset Management which provides investment management services to US institutional clients primarily in the foundation, endowment and corporate sectors;

•	Guggenheim Advisors which provides fund of hedge funds investment services to US institutional and high net worth clients;

•	Paul Capital Top Tier Investments (a joint venture with Paul Capital Partners) which will provide private equity investment and advisory services to institutional investors worldwide; and

•	Corporate Banking which is engaged in international lending, with offices located in the U.K., Paris, Frankfurt and the U.S.
STRATEGY
      The strategy of the Group is based on geographical and business diversification and is aimed at:-

•	maximising the return from our leading position in the Irish market;

•	substantially reshaping and growing our business in the UK; and

•	developing our portfolio of international, niche skill-based businesses.
      To realise the full potential of this growth and expansion strategy, we announced the implementation of a significant strategic transformation programme in 2005 designed to reduce our costs and deliver a consolidated operating model. This will be achieved by transforming our support services and retail manufacturing infrastructure and will ensure we have the efficiency and flexibility to enhance our competitiveness and to capitalise on growth opportunities.

      The overall programme is expected to deliver an annual reduction in costs of €120 million over three years and a reduction of 2,100 in the Group’s staff numbers from 2004/05 cost and employee base. Year 1 of the programme has been successfully completed with cost savings of €35 million against a target of €30 million.
      The achievement of this transformation initiative is a key component of our strategy of building a more competitive business capable of maximising the returns from our existing markets and enabling us to exploit considerable growth opportunities.
      The Group believes that the achievement of its strategy is supported by an excellent credit culture, a commitment to the highest standards of corporate governance and behaviour, and a focus on the development of the management and people skills that are essential to progress in the modern financial services environment.
CORPORATE STRUCTURE
      The Group organises its businesses into Retail Republic of Ireland, Bank of Ireland Life, Wholesale Financial Services, UK Financial Services, Asset Management Services and Group Centre. The Group’s operations extend geographically throughout Ireland and the United Kingdom. The Segmental Analysis note is shown in Note 2 to the Consolidated Financial Statements, on pages F-31 – F-34 and outlines a detailed analysis of profit contributions by both geographic segments and by business classes.

      The following tables shows the profit contribution by business for the two years ended March 31, 2006 and the total assets at March 31, 2006 and 2005. For further details on the adjustments falling after Profit before taxation, please refer to Item 5 — Operating & Financial Review and Prospects.

	Year ended March 31, 2006

	Retail
	Republic		Wholesale	UK	Asset
	of	BOI	Financial	Financial	Management	Group
	Ireland	Life	Services	Services	Services	Centre	Eliminations	Total

	€m	€m	€m	€m	€m	€m	€m	€m
Net interest income	1,119	8	454	722	7	(3)	—	2,307
Insurance net premium income	—	1,264	—	—	—	34	—	1,298
Other income	351	681	243	94	215	(22)	—	1,562
Profit on disposal of business activities	—	—	—	176	—	—	—	176

Total income	1,470	1,953	697	992	222	9	—	5,343
Insurance claims	—	(1,655)	—	—	—	(11)	—	(1,666)

Total income, net of insurance claims	1,470	298	697	992	222	(2)	—	3,677
Operating expenses	(790)	(92)	(271)	(448)	(133)	(120)	—	(1,854)
Depreciation and amortisation	(81)	(3)	(17)	(33)	(4)	(28)	—	(166)
Impairment losses	(54)	—	(23)	(26)	—	—	—	(103)
Income from associates and joint ventures	5	—	—	40	—	—	—	45

Profit before taxation	550	203	386	525	85	(150)	—	1,599
Sale of business activities	—	—	—	(176)	—	—	—	(176)
Gross up of policyholder tax in the Life business	—	(69)	—	—	—	—	—	(69)
Hedge ineffectiveness on transition to IFRS	—	—	—	—	—	7	—	7
Restructuring programme	—	—	—	—	—	32	—	32

Group profit before tax excluding the impact of above items	550	134	386	349	85	(111)	—	1,393

Total assets(1)	77,935	12,326	136,774	54,580	2,906	19,533	(141,700)	162,354

	Year ended March 31, 2006

	Retail
	Republic		Wholesale	UK	Asset
	of	BOI	Financial	Financial	Management	Group
	Ireland	Life	Services	Services	Services	Centre	Eliminations	Total

	€m	€m	€m	€m	€m	€m	€m	€m
Net interest income	1,019	6	302	617	4	(17)	—	1,931
Insurance net premium income	—	1,755	—	—	—	36	—	1,791
Other income	318	709	310	246	252	(36)	—	1,799
Profit on disposal of business activities	—	—	—	(20)	—	31	—	11

Total income	1,337	2,470	612	843	256	14	—	5,532
Insurance claims	—	(2,216)	—	—	—	(6)	—	(2,222)

Total income, net of insurance claims	1,337	254	612	843	256	8	—	3,310
Operating expenses	(729)	(89)	(227)	(504)	(128)	(197)	—	(1,874)
Depreciation and amortisation	(85)	(4)	(13)	(47)	(3)	(25)	—	(177)
Impairment losses	(51)	—	(38)	10	—	100	—	21
Income from associates and joint ventures	(2)	—	—	32	—	—	—	30

Profit before taxation	470	161	334	334	125	(114)	—	1,310
Sale of business activities	—	—	—	20	—	(31)	—	(11)
Gross up of policyholder tax in the Life business	—	(26)	—	—	—	—	—	(26)
Hedge ineffectiveness on transition to IFRS	—	—	—	—	—	—	—	—
Loan loss write back	—	—	—	—	—	(100)	—	(100)
Restructuring programme	4	—	—	2	—	117	—	123

Group profit before tax excluding the impact of above items	474	135	334	356	125	(128)	—	1,296

Total assets(1)	57,830	8,977	101,203	42,941	2,980	18,113	(104,264)	127,780

(1)	Total assets by division include intra-group items, which are required to be deducted in arriving at Group total assets.
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
      As at March 31, 2006, Branch Banking Republic operated 253 full-time branches. A full range of banking services is provided to all major sectors of the Irish economy including small- and medium-sized commercial and industrial companies. Branches provide checking accounts, demand and term deposit accounts, overdrafts, term loans and home loans as well as customary money transmission and foreign exchange services. Also available through branches are credit cards and assurance and investment products as well as the loan and deposit products of other Group businesses.
      As a building society, ICS is mainly involved in the collection of deposits and the making of loans secured by residential properties. Its mortgage business is generated by its own mortgage stores and by referrals from intermediaries. ICS’s deposits are generated by referrals from Bank branches. In addition, ICS operates a mortgage servicing centre which processes the Group’s mortgage portfolio as well as its own.
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
      With effect from July 5, 2004 The Governor and Company of the Bank of Ireland transferred its Irish residential mortgage business and substantially all of its Irish residential mortgage loans and their related security to Bank of Ireland Mortgage Bank, trading as Bank of Ireland Mortgages. The Bank’s principal activities are the issuance of Irish residential mortgages and Mortgage Covered Securities in accordance with the Asset Covered Securities Act, 2001. Such loans may be made directly by the bank or may be purchased from Bank of Ireland and other members of the Group or third parties. As at March 31, 2006, the total amounts of principal outstanding in respect of mortgage covered securities issued was €4.3 billion. The value of the pool including mortgage assets and cash at March 31, 2006 securing these assets was €4.8 billion.
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
      Banking 365, a direct selling operation, offers personal loan facilities by telephone, outside as well as during normal business hours and it also operates a call centre, which deals with customer queries and processes transactions.
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
Wholesale Financial Services
      The principal constituents of this division are Corporate Banking, Global Markets, Davy and IBI Corporate Finance.
      Corporate Banking provides an integrated relationship banking service to a significant number of the major Irish corporations, financial institutions and multi-national corporations operating in or out of Ireland. The range of lending products provided includes, but is not limited to, overdraft and short-term loan facilities, term loans, project financing, structured finance and leasing. Corporate Banking is also engaged in international lending, with offices located in the UK, France, Germany and the U.S. Its international lending includes acquisition finance, global project finance, investment grade lending and other asset based financing, principally in the UK, Continental Europe and the U.S.
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
      IBI Corporate Finance provides independent financial advice to public and private companies on take-overs, mergers and acquisitions, disposals and restructurings, in addition to fund raising, public flotation’s and stock exchange listings.
UK Financial Services
      UK Financial Services (“UKFS”) brings together all of the Group’s significant activities in the sterling area. The UKFS structure facilitates the operation of business units by customer segments and needs rather than by traditional brand considerations. The Group believes that the combination of businesses in UKFS provide attractive opportunities for growth within the UK Financial Services marketplace.
      Bristol & West provides standard and non-standard residential mortgages, savings and investment products to retail customers and is based in Bristol. Bristol & West also operates through broker and intermediary channels in sourcing residential mortgages.
      On September 21, 2005 Bank of Ireland sold its Bristol & West branch network and associated deposit base to Britannia Building Society which resulted in a pre-tax gain of £124 million.
      Bank of Ireland retains the Bristol & West brand and all other parts of the Bristol & West business.
      Bristol & West’s principal subsidiary is Bank of Ireland Home Mortgages, a centralised mortgage lender.
      Business Banking UK, operating out of both Great Britain and Northern Ireland, offers deposit, lending, checking account and other money transmission services traditionally offered by banks. In addition, it offers instalment credit and leasing. Business banking units provide loan facilities for medium to large corporate clients while also providing international banking, treasury, current asset financing and electronic banking services.
      Post Office Financial Services sells financial products through the Post Office distribution network. The products offered include personal loans, credit cards, saving bonds and car and home insurance.
      Offshore deposit taking services are offered through the Isle of Man and Guernsey operations.
Asset Management Services
      Asset Management Services provides comprehensive investment management, custody and administration services to investors globally. The division is comprised of Bank of Ireland Asset Management (“BIAM”), Bank of Ireland Securities Services (“BOISS”), and its holdings in Iridian Asset Management (“Iridian”), Guggenheim Advisors (“GA”) and Paul Capital Top Tier Investments (“PCTTI”).
      BIAM provides active and passive investment services for Irish institutional clients and active management of equities and fixed interest securities for international clients. It also acts as sub-advisor for a number of retail distributors in Ireland and overseas. The company’s head office is located in Dublin and it has eight international offices servicing clients across five continents. It had assets under management of €45.1 billion at March 31, 2006.

      BOISS is the investment administration and custodial arm of the Group. It has offices in Dublin’s IFSC and provides a full range of fund administration services to leading international fund managers and it supplies a full range of custody services for all Irish and UK instruments to an international and domestic client base. It also offers a full administration out-sourcing service to fund managers and provides third-party based securities lending capabilities. Assets under administration/custody were €111 billion at March 31, 2006.
      Iridian is a specialist U.S. domestic equity manager, operating in the largest product segment of the U.S. market. The Group currently owns 92% of Iridian (including 8% acquired in August 2006) and plans to acquire the remaining 8% next year. (See Note 44 to the Consolidated Financial Statements on page F-83). Iridian had assets under management of US$10.7 billion at March 31, 2006.
      The Group completed the acquisition of 71.5% of Guggenheim Advisors on January 31, 2006, a U.S. fund of hedge funds manager focusing on institutional and high net worth clients. The final cash consideration for the transaction was dependent on the performance of the business to April 1, 2006 and August 1, 2006. The final price has yet to be agreed however subject to terms of the agreement the Bank has paid US$139.7 million to date. Guggenheim Advisors management and Guggenheim Partners both retain holdings in the company and these holdings are subject to put and call arrangements in the medium term on an agreed basis. These options if exercised are required to be settled in stock in the Governor and Company. In accordance with the Group’s accounting policy in respect of transactions of this nature with minorities no liability has been recognised for these options. Assets under management at Guggenheim Advisors were U.S.$2.9 billion at March 31, 2006.
      On June 20, 2006 the Group and Paul Capital Partners, a leading U.S. private equity specialist, announced the establishment of a joint venture called Paul Capital Top Tier Investments LLC (“PCTTI”) to provide private equity fund of funds products and advisory services to institutional and other investors worldwide. The Group initially acquired a 50% share in PCTTI and may increase its shareholding up to 70% no earlier than 2008 on a pre-agreed basis. Assets under management at PCTTI were U.S.$1.1 billion at June 20, 2006.
Group Centre
      Group Centre mainly includes earnings on surplus capital, and unallocated central overheads.
Material Subsidiaries
      The principal group undertakings at March 31, 2006 were:

		Country of	Statutory
Name	Principal activity	incorporation	year end

Bank of Ireland Asset Management Limited	Asset management	Ireland	March, 31
Bank of Ireland International Finance Limited*	International asset financing	Ireland	March, 31
Bank of Ireland Life Holdings plc*	Life assurance and pensions	Ireland	December, 31
Bank of Ireland Mortgage Bank*	Mortgage lending and mortgage covered securities	Ireland	March, 31
Bristol & West plc	Mortgages, savings and investments	England	March, 31
ICS Building Society*	Building society	Ireland	December, 31
IBI Corporate Finance Limited*	Corporate finance	Ireland	March, 31
J & E Davy Holdings Limited	Stockbroking	Ireland	December, 31

*	Direct subsidiary of The Governor and Company of the Bank of Ireland.
      All the Group undertakings are included in the consolidated accounts. The Group owns 90.44% of the equity of J & E Davy Holdings Limited and holds 49% of its voting shares. The Group owns 100% of the equity share capital of the other principal group undertakings and 100% of the voting shares of all these undertakings and in the case of ICS Building Society, 100% of the investment shares.

DESCRIPTION OF PROPERTY
      At March 31, 2006, the Bank operated 306 full-time retail bank branches of which 253 were in Ireland, 44 in Northern Ireland and 9 full service branches in Britain. Operations in the rest of the world are undertaken by Bank of Ireland Asset Management and are located in the U.S., U.K., Australia, Canada and Japan and Corporate Banking have offices located in the U.K., France, Germany and the U.S. The majority of these premises are owned directly by the Group with the remainder being held under commercial leases. The premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for the Group’s current and anticipated operations. Full details of acquisitions and disposals during the year are given in Note 23 to the Consolidated Financial Statements under the heading “Property, Plant and Equipment”.
      The Bank of Ireland Group headquarters, located at Lower Baggot Street, Dublin, Ireland, comprises a complex of three buildings constructed in the 1970s having approximately 20,439 square metres (220,000 square feet) net floor space. The freehold interest in the Group’s headquarters had been held in trust for the Group’s principal pension fund, but was sold to a consortium of clients of Quinlan Private in August 2006. The Group also occupies approximately 56,686 square metres (610,165 square feet) net for central functions in Dublin.
      The Bank occupies approximately 24,000 square metres (260,000 square feet) net floor space in the U.K., for business centres and administrative support functions. The majority of these premises are held on individual leases with different expiry dates.
      Bristol & West’s Head Office is located at Temple Quay, Bristol, England. Bristol & West’s administrative buildings occupy approximately 21,400 square metres (230,000 square feet) net floor space.
      The Head Office of New Ireland Assurance Company PLC, trading as Bank of Ireland Life, is located at 9/12 Dawson Street, Dublin, Ireland. The Head Office and administrative buildings occupy approximately 5,413 square metres (58,270 square feet) net floor space. It has a network of 16 operational branches.
      Bank of Ireland Asset Management occupies approximately 9,400 square metres (101,181 square feet) net floor space in 40 Mespil Road, Dublin 4, Ireland, held on a commercial lease, which expires in June 2028. The premises is shared with other Group units including Bank of Ireland Private Banking, Bank of Ireland Business Banking and IBI Corporate Finance.
COMPETITION
      The Bank of Ireland Group faces strong competition in all of its major markets. Other financial services groups compete for the provision of services to customers in the larger financial markets while local banks and other domestic and foreign financial services companies compete within each national market.
Ireland and Northern Ireland
      The Group provides a full range of banking services in Ireland and Northern Ireland. It is subject to competition from various types of institutions within the financial services area. The main competition across the full range of banking activity is from other banks, in particular Allied Irish Banks plc, Ulster Bank Ltd, National Irish Bank Ltd (in Ireland), Northern Bank Ltd (in Northern Ireland) and Irish Life and Permanent plc. Allied Irish Banks plc, which also has its head office in Dublin, is the largest competitor in Ireland. Irish Life and Permanent plc, whose retail banking operations trade as Permanent TSB, is also based in Dublin whereas Ulster Bank Ltd, Northern Bank Ltd and AIB Group (UK) plc (which trades as First Trust Bank and is wholly owned by Allied Irish Banks, plc) are the main competitors in Northern Ireland. Ulster Bank Ltd and Northern Bank Ltd are both based in Belfast. Ulster Bank Ltd is a subsidiary of The Royal Bank of Scotland Group plc and Northern Bank Ltd and National Irish Bank Ltd are subsidiaries of Den Danske Bank.
      The Group also competes in the corporate and investment banking services areas with a range of other domestic and foreign banks. There is also competition from the building societies, the Post Office, credit unions and national savings organizations in both Ireland and Northern Ireland. The general competitive environment in Ireland has been affected by the operation of the Competition Act, 2002 which is modeled closely on Articles 81 and 82 of the EC Treaty, and by the implementation of EC Directive 89/646 of December 15, 1989 (as amended)

(known as the “Second Banking Coordination Directive”), which permits in Ireland the establishment of branches and the provision of cross border services by banks headquartered elsewhere in the European Union.
Britain
      The Bank of Ireland Group’s operations in Britain are not generally associated with large market shares but instead focuses on specific niches. Britain has a very highly competitive and sophisticated financial market with over 500 licensed banking institutions with extensive retail networks. In addition, there are approximately 80 building societies, and the major insurance companies, which also operate nationwide branch networks.
      In Britain, the Group’s principal competitors include, in addition to building societies, other providers of personal financial services, such as banks and insurance companies. Each of these types of financial service providers has expanded the range of services offered in recent years.
Inquiries
      On December 14, 2004, the Irish Competition Authority published a report and draft recommendations on competition in the provision of non-investment banking services in Ireland. The report focused on two areas: personal current accounts (PCAs) and lending to small and medium enterprises (SMEs). The Competition Authority announced a public consultation on the report, which was carried out by LECG, consultants to the Competition Authority and invited all interested parties to respond to the consultation. The Group made such a response and the Authority’s final report, together with copies of all submissions made, was published on September 22, 2005. The report contained a number of recommendations, which are under consideration by, and in conjunction with, relevant stakeholders.
      On May 26, 2005 the Office of Fair Trading (OFT) in the UK announced that it has referred the market for personal current account (PCAs) banking services in Northern Ireland to the Competition Commission (CC) for further investigation under section 131 of the Enterprise Act 2002.
      The CC has invited evidence from all interested parties. The CC published an Emerging Thinking document (and related working papers) on April 28, 2006 on the basis of the evidence examined to date by the CC. The CC invited comments both on the Emerging Thinking document and on the working papers from all interested parties. The Bank provided its response to the CC on May 19, 2006. The CC has powers to seek undertakings and make orders that are binding on any person operating in a market; the remedies can be structural (for example, requiring a firm to divest a business or assets) or behavioral (for example, requiring firms to discontinue some practices or adopt certain practices such as displaying prices or terms and conditions more prominently). Further information has been sought by the CC and further hearings are planned with interested parties and a provisional findings report is expected in the Autumn. Further information is available on www.competition-commission.org.uk.
      The EU Commission announced on June 13, 2005 that it had decided to commence two Sector Inquiries under Article 17 of Council Regulation (EC) No 1/2003 in the financial services sector relating to:

•	Retail Banking; and

•	Business insurance.
      These Inquiries are being carried out in close co-operation with credit institutions, financial institutions, other institutions providing retail banking services and products, including providers of payment services, as well as providers of infrastructure and upstream services, insurance companies financial services intermediaries, users of financial services, including consumer organisations, where appropriate, industry associations, governments and national competition authorities. The EU Commission has addressed questionnaires to interested parties and published Interim Report I on Payment Cards on April 12, 2006 and Interim Report II on Current Accounts and Related Services. The Commission intends to publish the Final Report at the end of 2006.

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
      Banking activities in Ireland are regulated and supervised by the Irish Financial Services Regulatory Authority (the “Financial Regulator”). The Irish banking law regulations consist primarily of the Central Bank Acts, 1942 to 2001, the Central Bank and Financial Services Authority of Ireland Act, 2003, the Central Bank and Financial Services Authority of Ireland Act, 2004, regulations made by the Irish Minister for Finance under the European Communities Act, 1972, and regulatory notices issued by the Financial Regulator. These ministerial regulations and regulatory notices implement EU directives relating to banking regulation, including Council Directive No. 77/780/ EEC of December 12, 1977, as amended (the First Banking Co-ordination Directive), Council Directive 89/646/ EEC of December 15, 1989, as amended (the Second Banking Co-ordination Directive), the Capital Adequacy Directive, the Solvency Ratio Directive, the Own Funds Directive, Council Directive 92/121/ EEC of December 21, 1992 (the Large Exposures Directive), Council Directive 94/19/ EC of May 30, 1994, as amended (the Deposit Guarantee Scheme Directive), Council Directive 92/30/ EEC of April 6, 1992 (the Consolidated Supervision Directive) and European Parliament and Council Directive 95/26/ EC of June 29, 1995 (the Post BCCI Directive). To the extent that areas of banking activity are the subject of EU directives, the provisions of Irish banking law reflect the requirements of those directives.
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
      Liquidity requirements for EU credit institutions are not the subject matter of EU directives. In Ireland, the Financial Regulator, as a general rule, requires Irish licensed banks to hold a minimum ratio of liquid assets to total borrowings of 25 per cent. The liquid assets must be of a kind acceptable to the Financial Regulator. In June 2006 the Financial Regulator published revised liquidity requirements that require Irish licensed banks to move to a maturity mismatch approach for reporting of regulatory liquidity. This will require Irish credit institutions to ensure that for defined timebands cash inflows cover a stipulated percentage of cash outflows. The new requirement is being introduced in parallel with the existing system from January to July 2007 and will replace the current minimum ratio from that date. The Group is currently engaged in implementing the new requirements.
      The Central Bank and Financial Services Authority of Ireland Act, 2003 brings under one supervisory umbrella all of the financial services activities in Ireland. The Financial Regulator is a constituent part of the Central Bank and Financial Services Authority of Ireland (the Authority) but has no responsibility either for contributing to the stability of the financial system or promoting the efficient and effective operating of payment and settlement systems (the responsibility of the Authority) or for holding and managing the foreign reserves of Ireland, promoting the efficient and effective operations of settlement systems or for the performance of functions imposed on the Authority under the Rome Treaty or the European System of Central Banks Statute (the sole responsibility of the Governor of the Authority). By contrast, the Financial Regulator is entrusted with the supervisory activities of the former Central Bank of Ireland. Two particular features of the Central Bank and Financial Services Authority of Ireland Act, 2003 should be noted. First, it established as a separate function the office of the Consumer Director with particular responsibility for the administration of the Consumer Credit Act, 1995, and the consumer protection provisions of other supervisory enactments. The Consumer Credit Act had been administered by a separate office, the Director of Consumer Affairs, since that Act’s implementation on May 13, 1996. Second, it established the Irish Financial Services Appeal Tribunal, which will hear and determine appeals under any of the designated enactments or statutory instruments referred to above that have the effect of imposing a sanction or liability on any person. The provisions relating to the Irish Financial Services Appeal Tribunal became effective on August 1, 2004.
      All Irish licensed banks are obliged to draw up and publish their annual accounts in accordance with the European Communities (Credit Institutions: Accounts) Regulations, 1992 (as amended by the European Community (Credit Institutions) (Fair Value Accountancy) Regulations 2004. As a listed entity Bank of Ireland is required to prepare its financial statements in accordance with International Financial Reporting Standards (“IFRS”) endorsed by the European Union and with those parts of the Companies Acts 1963 to 2005 applicable to companies reporting under IFRS and Article 4 of the EU Council Regulation 1606/2002 of the 19th July 2002.
      Subject to the provisions of the 1992 Licensing Regulations relating to mutual recognition of credit institutions authorised elsewhere in the EU, the Central Bank Act, 1971 (as amended) (the 1971 Act) restricts the carrying-on of banking business in Ireland to holders of licenses granted under the 1971 Act. The 1971 Act stipulates that license holders must maintain a minimum deposit with the Authority. The Financial Regulator has a qualified discretion to grant or refuse a license and may attach conditions to any licenses granted. Bank of Ireland holds a license granted under the 1971 Act with one condition attached — that Bank of Ireland must notify the Financial Regulator of its intention to close any branch in Ireland. The Financial Regulator, after consultation with the Minister for Finance, may revoke a license under certain circumstances specified in the 1971 Act.
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
      The Financial Regulator may also prescribe ratios to be maintained between, and requirements as to the composition of, the assets and liabilities of licensed banks, and to make regulations for the prudent and orderly conduct of banking business of such banks. The 1992 Licensing Regulations set forth minimum start-up and ongoing capital requirements for banks licensed by the Regulator and require applicants for a license to notify the Financial Regulator of the identity of certain shareholders and the size of their holdings in the applicant. The Financial Regulator also sets requirements and standards from time to time for the assessment of applications for licenses. The most recent requirements and standards were published initially in the Quarterly Review of the Central Bank of Ireland, Winter 1995, have been updated regularly and are non-statutory requirements which are applied by the Financial Regulator to credit institutions as a supplement to the statutory requirements referred to generally in this section but do not purport to interpret or refer comprehensively to the statutory provisions applicable to credit institutions.
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
      Under the European Communities (Deposit Guarantee Schemes) Regulations, 1995 (as amended) the Financial Regulator also operates a statutory depositor protection scheme to which both licensed banks (including the Issuer) and building societies are required to make contributions amounting to 0.2 per cent, of their total deposits. The maximum level of compensation payable to any one depositor is 90 per cent of the aggregate deposits held by that depositor subject to a maximum compensation of €20,000.
      In 2001 the Central Bank issued a Code of Practice for Credit Institutions (setting down standards of good banking practice to be followed by banks in their dealings with consumers), a Code of Conduct for Investment Business Services of Credit Institutions and advertising requirements applicable to Credit Institutions.
      In July 2006 the Financial Regulator published a Consumer Protection Code and Minimum Competency Requirements. The Consumer Protection Code came into force on August 1, 2006 and applies to banks and building societies, insurance undertakings, investment business firms, mortgage intermediaries and credit unions. The Code requires regulated entities to know their customers and their suitability for products or services, to prepare terms of business and minimum levels of information for customers, including disclosure requirements and customer record obligations, to identify all charges, fees or other rewards connected with the supply of a service and to establish processes to deal with errors, complaints and conflicts of interest. There are also detailed rules on the fairness of advertising, and specific sectoral rules on banking products, loans, insurance services and investment products. The Minimum Competency Requirements will enter into force on January 1, 2007 and will require employees of regulated entities who provide advice on or sell retail financial products to acquire the competencies set out in the Requirements, and to engage in continuing professional development on an ongoing basis.
      A financial services ombudsman’s bureau and a financial services ombudsman council have been established under the Central Bank and Financial Services Authority Act of 2004. That Act also sets out the functions and powers of that council and bureau, respectively, and establishes consultative panels to advise the Financial Regulator on matters relating to its statutory functions.
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
      The powers of the UK Financial Services Authority (“FSA”) in relation to European institutions are less extensive than those in relation to UK institutions because, pursuant to the principle of “home country” control incorporated in the Second Banking Co-ordination Directive, the Financial Regulator, as the competent authority in Ireland, has primary responsibility for the supervision of credit institutions incorporated in Ireland. The FSA, however, has a specific responsibility to cooperate with the Financial Regulator in ensuring that branches of European credit institutions from Ireland maintain adequate liquidity in the United Kingdom. The FSA also has the responsibility to collaborate with the Financial Regulator in ensuring that Irish credit institutions carrying on activities listed in the Second Banking Co-ordination Directive in the United Kingdom take sufficient steps to cover risks arising from their open positions on financial markets in the United Kingdom. In addition, it has the power to make rules about the conduct of financial business in the UK by European institutions. For example, in relation to deposit taking, it has made rules about the approval of advertisements, the handling of complaints and the avoidance of money laundering.
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

It also provides for the exchange of information in crisis situations and in cases where the authorities become aware of contraventions of the law by institutions covered by the 2BCD operating in their territory. The FSA can also enforce its conduct of business rules and has certain other enforcement powers under UK legislation.
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
UNITED STATES
      The Bank of Ireland is in the process of establishing a branch in Connecticut for which it has received all necessary approvals. The branch will be licensed by the Connecticut Department of Banking and will be subject to regulation and examination by the Department. In addition, the Board of Governors of the Federal Reserve System will exercise examination and regulatory authority over the branch. The regulation of our branch will impose restrictions on its activities, as well as prudential restrictions, such as limits on extensions of credit to a single borrower, including the Bank of Ireland and its subsidiaries and affiliates. The branch will not accept retail deposits and its deposits and obligations will not be insured by the U.S. Federal Deposit Insurance Corporation or any other agency.
      The Connecticut Department of Banking has the authority to take possession of the business and property of the Group located in Connecticut in certain circumstances relating to the branch. Such circumstances generally include violation of law, unsafe business practices and insolvency.
      In addition to the direct regulation of the branch, operating the branch subjects Bank of Ireland and its subsidiaries to regulation by the Board of Governors of the Federal Reserve System under various laws, including the International Banking Act of 1978 and the Bank Holding Company Act of 1956. In this regard, Bank of Ireland has been designated a “financial holding company” under the Bank Holding Company Act of 1956. Financial holding companies may engage in a broader spectrum of activities, including underwriting and dealing in securities and merchant banking activities. To maintain its financial holding company status, Bank of Ireland is required to meet or exceed certain capital ratios and its branch is required to meet or exceed certain examinations ratings. The failure to maintain financial holding company status could limit the activities of Bank of Ireland and its subsidiaries in the U.S. and have other adverse consequences.
      A major focus of US governmental policy relating to financial institutions in recent years has been aimed at combating money laundering and terrorist financing. Regulations applicable to the Group impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, verify the identity of their customers and comply with U.S. economic sanctions. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, as well as violations of such economic sanctions, could have serious legal and reputational consequences for the institution.
THE IRISH ECONOMY
      Ireland is a small economy with a population of 4.1 million people. It was a founding member of the European Monetary System in 1979 and was in the first group of countries to participate in the European Monetary Union in 1999. Total Gross Domestic Product (GDP) in the calendar year 2005 was €160 billion and is estimated by the Government that it will be €173 billion in the calendar year 2006. The Irish economy has expanded very strongly over the past decade, with real GDP growth averaging 6.7% per annum between 1996 and 2005. Growth has been broadly based, with consumption, investment and external trade all making a strong contribution over the period.
      The economy grew by 5.5% in real terms in 2005, with strong gains in personal consumption and fixed investment, and the Irish Central Bank expects GDP growth of around 5% in 2006 and 2007. Consumption has been supported by strong gains in household income, in turn boosted by healthy wage increase and buoyant employment growth. The unemployment rate has remained in a 4%-5% range since 1999, and labour force growth has been augmented by substantial immigration. The latter has also contributed to population growth at a pace significantly above the EU norm. Consumer price inflation was 2.5% in 2005, in line with the euro area norm, against a broad 4-6% range from 2000 to 2003.
Item 4A     UNRESOLVED STAFF COMMENTS
      None.
Item 5     OPERATING & FINANCIAL REVIEW AND PROSPECTS
Overview
      The year to March 31, 2006 was one of strong profit growth for the Bank of Ireland Group. We achieved this through record business levels in our main divisions, aggressive cost management and by beginning to reap the benefits of our focused investment strategy. We also met our goal of stepping up the implementation of our business strategy where we made significant progress on a number of fronts. We are ahead of target in Year 1 of our Strategic Transformation Programme and we are creating clear differentiation with our competitors through our “Changing for You” customer service programme. This highly satisfactory performance for the year has been achieved while maintaining excellent asset quality.
      Total profit before tax increased 22% from €1,310 to €1,599 million with basic earnings per share up 23% from 111.1c to 136.4c. Results for the years ended March 31, 2005 and 2006 are not directly comparable as IFRS 4, IAS 32 and IAS 39 were not effective until April 1, 2005, and therefore to achieve greater clarity of the progress made by Bank of Ireland Group, adjustments are made to significantly eliminate the effect of not applying IFRS 4, IAS 32 and IAS 39 for the year to March 31, 2005 (termed “pro-forma” accounts). Total profit before tax increased 31% to €1,599 million with basic earnings per share also up 31% to 136.4c on a pro-forma IFRS basis. However this performance also includes certain items which management believe are non-operating in nature and therefore may obscure the true trends inherent in the business, these items are labelled “Non Core Items”. The profit before tax amount of these items are:
Non Core Items

	March 31, 2006	March 31, 2005

	€ million	€ million
a) Profit on sale of the Bristol and West Branch Network during 2005/06	176	—
b) Profit on sale of EuroConex and Chase de Vere	—	11
c) Gross up of policyholder tax in the Life business	69	26
d) Release of restructuring provisions	—	13
e) Costs associated with restructuring programmes	(32)	(136)
f) Hedge Ineffectiveness arising on transition to IFRS	(7)	—
g) Impairment loss write back		100

Total non-core items before tax	206	14

Total non-core items after tax	141	(9)

      Profit before tax excluding the above non-core items (“underlying profit”), on a pro-forma IFRS basis, increased 16% to €1,393 million with underlying earnings per share at 118.5 cent, also an increase of 16% on the previous year. The Group cost/income ratio reduced by almost 3% in line with our goal of improving efficiency and our impairment loss charge at 11 basis points (bps) reflects strong underwriting skills and the benign credit environment. These results made this our 15th consecutive year of profit growth and our 14th successive year of dividend growth. A reconciliation of the impact of non-core items excluded from underlying profit before tax in the income statement lines is included on page 48 of this document.
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
      The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a)	Impairment losses on loans and advances
      The Group reviews its loan portfolios at least on a quarterly basis to assess impairment. In determining whether an impairment loss should be recorded in the income statement, the Group makes judgements as to whether there is any observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of loans before the decrease can be identified with an individual loan in that portfolio. This evidence may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio, when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

(b)	Fair value of derivatives
      The fair value of financial instruments that are not quoted in active markets are determined by using valuation techniques. Where valuation techniques (e.g. models) are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All models are certified before they are used and models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, models use only observable data, however areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect reported fair value of financial instruments.

(c)	Retirement Benefits
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

(d)	Life Assurance Operations
      The Group accounts for the value of the shareholder’s interest in long-term assurance business using the embedded value basis of accounting. Embedded value is comprised of the net tangible assets of Bank of Ireland Life and the present value of its in-force business. The value of in-force business is calculated by projecting future surpluses and other net cash flows attributable to the shareholder arising from business written up to the balance sheet date and discounting the result at a rate which reflects the shareholder’s overall risk premium, after provision has been made for taxation.
      Future surpluses will depend on experience in a number of areas such as investment returns, lapse rates, mortality and investment expenses. Surpluses are projected by making assumptions about future experience, having regards to both actual experience and forecast long-term economic trends. Changes to these assumptions may cause the present value of future surpluses to differ from those assumed at the balance sheet date and could significantly affect the value attributed to the in-force business. The value of in-force business could also be affected by changes in the amounts and timing of other net cash flows (principally annual management charges and other fees levied upon the policyholders) or the rate at which the future surpluses and cash flows are discounted. In addition, the extent to which actual experience is different from that assumed will be recognised in the profit and loss account for the period.

(e)	Taxation
      The taxation charge accounts for amounts due to fiscal authorities in the various territories in which the Group operates and includes estimates based on a judgement of the application of law and practice in certain cases to determine the quantification of any liabilities arising. In arriving at such estimates, management assesses the relative merits and risks of tax treatments assumed, taking into account statutory, judicial and regulatory guidance and, where appropriate, external advice.

(f)	Goodwill
      The Group capitalises goodwill arising on the acquisition of businesses, as disclosed in the Accounting policies. The carrying value of goodwill as at March 31, 2006 was €375 million (2005: €219 million). Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.
      For the purposes of impairment testing goodwill acquired in a business combination is allocated to each of the Group’s cash-generating units expected to benefit from the combination. Goodwill impairment testing involves the comparison of the carrying value of a cash-generating unit with its recoverable amount. The recoverable amount is the higher of the unit’s fair value and its value in use. Value in use is the present value of expected future cash flow from the cash-generating unit. Fair value is the amount obtainable for the sale of the cash-generating unit in an arm’s length transaction between knowledgeable, willing parties.
      Impairment testing inherently involves a number of judgemental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of cash-generating units; and the valuation of the separable assets of each business whose goodwill is being reviewed.
LIQUIDITY AND CAPITAL RESOURCES
      The Group’s overall liquidity policy and control is the responsibility of the asset and liability committee (“ALCO”) and is managed by Global Markets to ensure that the Group can meet its current and future re-financing needs at all times and at acceptable costs. The Group believed that its liquidity position was strong at March 31, 2006. Bank of Ireland is currently unaware of any terms, conditions or circumstances that could significantly impair the Group’s ability to raise short or long-term funding.
      Liquidity management within the Group has two main strands. The first is day-to-day funding, managed by monitoring future cash flows to ensure that requirements can be met. These include replenishment of existing funds as they mature or are withdrawn to satisfy demands for additional borrowings by customers. The second is maintaining a portfolio of highly marketable assets that can easily be liquidated as protection against any unforeseen interruption to cash flow.
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
      Monitoring and reporting take the form of cash flow measurement and projections for future periods, with the next week and one month as key periods for liquidity management.
      The ability to sell assets quickly is also an important source of liquidity to BOI Group’s banking business. BOI Group holds sizeable balances of marketable treasury and other eligible bills and debt securities which could be disposed of to provide additional funding should the need arise.
      The following table sets out the amounts and maturities of the Group’s contractual cash obligations at March 31, 2006.

		Between	Between
	Within	one and	two and	Over five
	one year	two years	five years	years	Total

	€m	€m	€m	€m	€m
Longterm debt — dated	—	—	806	2,807	3,613
Debt securities in issue	22,596	4,689	6,523	3,006	36,814
Operating leases	48	46	115	542	751
Capital commitments	17	—	—	—	17
      In addition, the Group takes deposits and other liabilities in the normal course of its banking business. The maturity of deposits by banks, customer accounts and debt securities in issue is given in Note 33 to our Consolidated Financial Statements.

Capital Resources
      As at March 31, 2006, Bank of Ireland Group had €2,880 million of Undated Loan Capital and €3,613 million of Dated Loan Capital, a total of €6,493 million in aggregate of subordinated liabilities. Of the Dated Loan Capital €2,815 million is repayable in five or more years. The cost and availability of subordinated debt are influenced by credit ratings. A reduction in the ratings assigned to the Group’s securities could increase financing costs and reduce market access. The credit ratings of Bank of Ireland Group at August 31, 2006 are as follows:

Senior Debt

Moodys	Aa3 (stable)
Standard & Poors	A+ (positive)
Fitch	AA- (stable)
      These credit ratings are not a recommendation to buy, hold or sell any security and each rating should be evaluated independently of every other rating. These ratings are based on current information furnished to the rating agencies by Bank of Ireland and information obtained by the rating agencies from other sources. The ratings are accurate only as of August 31, 2006 and may be changed, superseded or withdrawn as a result of changes in, or unavailability, of such information.
Off Balance Sheet Arrangements

	March 31,

	2006	2005

Contingent Liabilities	Total	Total

	€m	€m
Acceptances and endorsements	37	34
Guarantees and assets pledged as collateral security
— Assets pledged	—	—
— Guarantees and irrevocable letters of credit	1,354	1,268
Other contingent liabilities	675	643

	2,066	1,945
Lending commitments	30,937	29,296

Total contingent liabilities and commitments	33,003	31,241

      Lending commitments are agreements to lend to customers in accordance with contractual provisions; these are either for a specified period or, as in the case of credit cards and overdrafts, represent a revolving credit facility which can be drawn down at any time, provided that the agreement has not been terminated. The total amounts of unused commitments do not necessarily represent future cash requirements, in that commitments often expire without being drawn upon.
ANALYSIS OF RESULTS OF OPERATIONS
Basis of Preparation and Presentation
      The Group has implemented International Financial Reporting Standards (“IFRS”) from April 1, 2005 and the Financial Statement and other financial information in the Form 20-F has, for the first time, been prepared in accordance with IFRS adopted by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB and endorsed by the European Union (EU). Herein referred to as “Statutory” IFRS. In all material respects, this is also in accordance with full IFRS (as issued by the International Accounting Standards Board “IASB”).
      Comparative figures for the year ended March 31, 2005 have been restated under IFRS. The Group has availed itself of the option in IFRS 1 (First Time Adoption of International Financial Reporting Standards) not to apply IAS 32 (Financial Instruments: Disclosure and Presentation), IAS 39 (Financial Instruments: Recognition

and Measurement) and IFRS 4 (Insurance Contracts) to the comparative figures for the year ended March 31 2005. Accordingly statutory comparative information in respect of Financial Instruments and Insurance Contracts is prepared on the basis of the Group’s accounting policies under Irish Generally Accepted Accounting Principles (“IR GAAP”). A consolidated opening balance sheet incorporating the initial effect of implementing IAS 32, IAS 39 and IFRS 4 as at April 1, 2005 is presented on page F-94.
      However, given the impact of IAS 32, IAS 39 and IFRS 4, the Group is also providing detailed comparative information on a pro-forma basis that includes the estimated effect of these standards for the year ended March 31, 2005 to facilitate inter-period comparison. These standards impact the accounting for derivatives, income recognition on loans (Effective Interest Rate (EIR)), accounting for insurance contracts, impairment provisioning and the classification of financial instruments. The pro-forma comparative information for the twelve months to March 31, 2005 does not adjust for the impact of accounting for derivatives (hedge accounting) and impairment provisioning. Herein referred to as “Pro-forma”.
      The results for the year to March 31, 2006 with pro-forma comparatives for the year to March 2005 are presented on page 48. A reconciliation of the Group Income Statement for the twelve months to March 31, 2005 on a statutory IFRS basis to a pro-forma basis is set out on page 49.
      The Group and Divisional results for the year ended March 31, 2005 have been prepared on a pro-forma basis to ensure that the underlying performance trends inherent in the business are explained. To further enhance comparability between both periods certain non-core items are excluded from our analysis of Group and Divisional performance. These non-core items are set out on pages 48 & 49 of this document. Statutory profit before tax less non-core items is referred to as “Underlying” profit before tax.
      The divisional profit before tax impact of these non core items is also reconciled on pages 16 & 17 of the Corporate Structure section of this document. A Group income statement line item reconciliation of the non-core items are also set out on pages 48 & 49 of this document.
      In order to best explain the performance trends, the review of the Group and Divisional performance that follows explains where relevant, for each item

•	the change in statutory profit

•	the impact on statutory profit of non-core items (i.e. underlying profits)

•	the impact of acquisitions and disposals and

•	the impact of the move to IFRS.
      The following terms will be used in the analysis of results and operations that follows and are defined below:
      Statutory amounts: These are amounts determined in accordance with IFRS as adopted by the European Union and as presented in the audited IFRS financial statements.
      Proforma amounts: These are amounts relating to the year ended March 31, 2005 determined in accordance with IFRS as adjusted to apply IAS 32, IAS 39 and IFRS 4 with the exception of the aspects of those standards that relate to accounting for derivatives (hedge accounting) and impairment provisioning.
      Non-core items: Certain items which the Group considers to have a distorting impact on the underlying performance.
      Underlying amounts: These amounts represent statutory or proforma amounts which have been adjusted to exclude non-core items.

Results of Operations — Group Analysis
Review of Group Performance
Group Income Statement

	Statutory	Pro-forma	Statutory
	March 31, 2006	March 31, 2005	March 31, 2005

	€ million	€ million	€ million
Net interest income	2,307	1,971	1,931
Other income (net of insurance claims)	1,370	1,257	1,379

Total operating income (net of insurance claims)	3,677	3,228	3,310
Operating expenses	(2,020)	(2,059)	(2,051)
Impairment losses on loans and advances	(103)	21	21
Share of associated undertakings and joint ventures (post tax)	45	30	30

Total profit before tax	1,599	1,220	1,310
Taxation	(303)	(237)	(256)
Minority interest	9	7	1
Dividends to preference stockholders	(13)	(10)	(8)

Profit attributable to ordinary stockholders	1,292	980	1,047

Basic EPS c per share	136.4c	103.9c	111.1c
Underlying EPS c per share	118.5c	102.3c	—
Income
Net Interest Income

	Statutory	Pro-forma	Statutory
	March 31, 2006	March 31, 2005	March 31, 2005

	€ million	€ million	€ million
Net interest income	2,307	1,971	1,931
• Acquisitions: Burdale & Guggenheim Advisors	(15)	(3)	(3)
• Disposals: Chase de Vere & Bristol & West branch network	(18)	(47)	(47)
• IAS 32 and 39 impact	(78)	—	0

Net interest income excluding impact of acquisitions and disposals & IAS 32 and 39	2,196	1,921	1,881

      Statutory Net interest income increased by 19% or €376 million, from €1,931 million to €2,307 million, for the year to March 31 2006. This performance has been impacted by the distorting effect of:
      Acquisitions: the effect on income streams associated with the recently acquired entities of Burdale and Guggenheim Advisors (2006: €15 million; 2005: €3 million)
      Disposals: the effect on income streams associated with the recently divested entities of Chase de Vere and Bristol and West branch network (2006: €18 million; 2005: €47 million)
      IAS 32 and IAS 39 impact: the reclassification of income between Net Interest Income and Other Income following the application of derivative, hedging and fair value accounting requirements of IAS 39. (2006: €78 million)
      Net Interest Income, excluding the impact of the above items, increased by 17% from €1,881 million to €2,196 million in the year to March 31, 2006. Of this increase, approximately €40 million or 3% was due to the first time adoption of IAS 32 and IAS 39 by the Group on April 1, 2005 and excluding the impact of this first time adoption of IAS 32 and IAS 39 impact, Net Interest Income grew by 14% or €275 million from

€1,921 million to €2,196 million. This was driven by strong loan and resource growth. Loans to customers increased by 27% and resources grew by 3% (15% excluding the impact of the disposal of Bristol & West branch network and its related deposit book). Loan growth was strong across all businesses in the Group. Exposure to strongly performing economies, together with the delivery from our investment in our UK Business Banking and Corporate Banking teams, have been key drivers of this performance. Strong resource growth in Ireland of 12% was largely offset by the disposal of the Bristol & West deposit book resulting in Group resource growth of 3% for the year to March 31, 2006. The strength of our domestic franchise, supported by the scale of our multi-channel distribution network, is key to the continued strong performance of our Retail volumes in Ireland.
Group Net Interest Margin

	Statutory	Pro-forma	Statutory
	March 31, 2006	March 31, 2005	March 31, 2005

Average interest earning assets (€billion)
Domestic	84	64	59
Foreign	45	38	38

Total	129	102	97

Margin (%)
Domestic net interest margin	1.87	2.09	2.21
Foreign net interest margin	1.63	1.69	1.68

Group net interest margin	1.79	1.94	2.00
IAS 32 and 39 impact	(0.06)	—	—

Adjusted net interest margin	1.73	1.94	2.00

      The Group net interest margin decreased by 15bps to 1.79% at March 31, 2006 compared to 1.94% at March 31, 2005 on a pro-forma IFRS basis. Excluding the impact of IAS 32 and IAS 39, the margin decline was 21 bps. The main drivers of margin attrition are:

•	Balance sheet structure where there was an increase in wholesale funding as loan growth continued to outpace deposit growth. Wholesale funding has increased from 35% to 46% of total funding over the year to March 31, 2006, with 6% of this increase due to the sale of Bristol & West branch network and its related deposit book.

•	The lower returns being earned on the investment of credit balances (customer funds held in non interest-bearing current accounts) in the current low interest rate environment. The Bank of Ireland policy is to re-invest credit balances on average over a four year investment horizon. As interest rates remain low we are re-investing funds, that are maturing from a higher interest rate environment at lower rates. The low interest rate environment also has an impact on other liability margins.

•	Product mix where the impact of volumes in lower margin products, including mortgages and corporate banking loans, growing faster than higher margin products.

•	Competitive pressure impacting lending and deposit pricing in Ireland.
      Net interest margin has also been impacted by the re-pricing of the UK mortgage back-book which is now complete and the sale of the Bristol & West deposit book. The pace of margin attrition going forward is expected to decline as the rate of loan growth relative to resource growth is likely to moderate and the increasing interest rate environment starts to positively impact liability margins.

      The following tables set forth the prevailing average interest rates and average interest earning assets for each of the years ended March 31, 2006 and 2005.
Average Interest Earning Assets

	For the Financial Year Ended
	March 31,

	2006	2005	2005
	Statutory	Pro-forma	Statutory
	IFRS	IFRS	IFRS

	(in € billions)
Group	129	102	97
Domestic	84	64	59
Foreign	45	38	38
      The following table shows interest rates in effect at March 31, 2006 and 2005.

	For the Financial
	Year Ended
	March 31,

	2006	2005

	(percentages)
Ireland
European interbank offered rate:
One month Euribor	2.65	2.13
Three month Euribor	2.81	2.18
United Kingdom
London interbank offered rate:
One month	4.59	4.87
Three month	4.61	4.98
United States
Prime Rate	7.75	5.75

	Statutory	Pro-forma	Statutory
	March 31, 2006	March 31, 2005	March 31, 2005

	€ million	€ million	€ million
Other Income	1,370	1,257	1,379
• Non Core items	(238)	(50)	(50)
• Acquisitions: Burdale & Guggenheim Advisors	(12)	(1)	(1)
• Disposals: Chase de Vere & Bristol & West branch network	(13)	(80)	(80)
• IAS 32 and IAS 39 impact	78	—	—

Underlying other income excluding impact of acquisitions and disposals & IAS 32 and IAS 39	1,185	1,126	1,248

      Other income fell by €9 million or 1% to €1,370 million from €1,379 million during the twelve months to March 31, 2006. This performance was impacted by a number of factors highlighted in the table above:
      Non Core Items: these items include profit on disposal of business segments, gross up of policyholder tax in the Life business and hedge ineffectiveness on transition to IFRS (see items a); b); c); d) and f) of the overview section on page 28 of this document. An income statement line item reconciliation also appears on page 48 (2006) and page 49 and 250 (2005) of this document.
      Acquisitions: the effect on income streams associated with the recently acquired entities of Burdale and Guggenheim Advisors (2006: €12 million; 2005: €1 million)

      Disposals: the effect on income streams associated with the recently divested entities of Chase de Vere and Bristol and West branch network (2006: €13 million; 2005: €80 million)
      IAS 32 and IAS 39 impact: the reclassification of income between Net Interest Income and Other Income following the application of derivative, hedging and fair value accounting requirements of IAS 39. (2006: €78 million)
      Other Income, excluding these items, decreased by €63 million or 5% from €1,248 million to €1,185 million in the year to March 31, 2006. The first time adoption of IAS 32, IAS 39 and IFRS 4 by the Group on April 1, 2005 (excluding the impact of derivative, hedging and fair value option requirements of IAS 39) resulted in a decrease of approximately €122 million, with the remaining increase in Other income of €59 million from €1,126 million to €1,185 million driven by the excellent performance from our Life business, fee growth from our Retail businesses in Ireland where the branch network, Private Banking and Credit Card businesses performed particularly well. Our joint ventures with the UK Post Office delivered an excellent sales performance. This overall strong performance was partly offset by the decline in income from BIAM.
Operating Expenses
Total Operating Expenses

	Statutory	Pro-forma	Statutory
	March 31, 2006	March 31, 2005	March 31, 2005

	€ million	€ million	€ million
Operating expenses	2,020	2,059	2,051
• Non Core Items	(32)	(136)	(136)
• Acquisitions: Burdale & Guggenheim Advisors	(18)	(2)	(2)
• Disposals: Chase de Vere & Bristol & West branch network	(37)	(131)	(131)

Underlying operating expenses excluding the impact of acquisitions and disposals	1,933	1,790	1,782

      Total Operating Expenses decreased by €31 million or 2% from €2,051 million to €2,020 million during the twelve months to March 31, 2006. These performances are not directly comparable as the cost base in both years included the impact of:
      Non-core items relating to costs associated with restructuring programme (2006: €32 million; 2005: €136 million). An income statement line item reconciliation also appears on page 48 (2006) and pages 49 and 50 (2005) of this document.
      Acquisitions: Costs relating to the acquisition of Burdale and Guggenheim Advisors (2006: €18 million; 2005: €2 million)
      Disposals: Costs relating to the disposal of Chase de Vere and Bristol & West branch network (2006: €37 million; 2005: €131 million).
      Operating expenses, excluding the impact of these items, increased by 8% from €1,782 million to €1,933 million for the year to March 31, 2006. Of this increase, approximately €8 million was due to the first time adoption of IAS 39 by the Group on April 1, 2005, with the remainder of the increase explained by the analysis below.
      Operating Expenses during the year were also impacted by:

a)	Increased compliance costs associated with the introduction of the Basel II and Sarbanes-Oxley (SOx) initiatives. The increase in expenditure relating to the introduction of these programmes is one percentage point of the increase in total Operating Expenses in the current year. Increased expenditure relating to these initiatives is expected to continue into next year.

b)	Increased pension costs arising from IAS 19 added two percentage points to total Operating Expenses as a result of the lower discount rate applied to the value of pension liabilities. Under IFRS, the accounting deficit relating to the liabilities of the pension fund are carried on the balance sheet, and the costs associated with this deficit are charged through the income statement and equity.

c)	Investment costs The Group continues to exploit growth opportunities both in our domestic markets and internationally. In Business Banking UK we expanded our Relationship Management Team. Wholesale Financial Services continued to expand the geographic scope of its operations with investment in the UK, Paris, Frankfurt and the US. These investment costs contributed two percentage points to cost growth for the year.
      Excluding these items, our “business as usual” cost growth for the year was 5%. The main drivers of this cost growth during the year were salary inflation, performance-related pay and volume-related cost increases.
      Our focus on cost management has delivered a significant reduction in our cost/income ratio, which is down 2.8 percentage points from 59.9% to 57.1%.
      The Strategic Transformation Programme has delivered cost savings at Group level of €35 million against our target for the year of €30 million for the year to March 31, 2006.
      A new streamlined operating model is now firmly established, consolidating previously fragmented though analogous activities into unified management and operating structures. These include the creation of the Group Manufacturing function and the consolidation of previously disparate support functions, including HR & Learning, Procurement and Facilities, under distinct leadership structures.
      In our Irish Retail Division we have realised cost efficiencies in our back office and closed eight outlets. In addition new technology has enabled the streamlining of services, for example, our branch cashier system, which eliminates errors and speeds up end of day processes. The process of consolidating specialist-underwriting activities in our UK mortgage business into scale-efficient locations is also well underway.
      This year the creation of our Group Manufacturing function brought together all employees in our customer operations and IT areas under one management structure. Within Manufacturing the consolidation of our Contact Centre and Credit Operations is progressing well, and a number of further optimisation, consolidation and automation initiatives are now underway. This consolidation enables business growth to be supported on lower employee numbers.
      In relation to the Group’s support infrastructure, we have outsourced our Learning and Procurement functions to achieve significant efficiencies and build strategic capability. In addition, the Group has reached an agreement in principle with a third party provider to outsource Facilities Management services for Ireland. We have also made progress at consolidating and streamlining our Human Resources function and have delivered significant efficiencies within a number of other Head Office functions.
      During the year we successfully concluded consultation with employee representatives, to facilitate implementation of staff aspects of the Strategic Transformation Programme.
Impairment of Loans and Advances
      Asset quality across all loan portfolios remains excellent in the continuing benign credit environment.
      The impairment charge for the year to March 31, 2006 amounts to €103 million or 11 bps when expressed as a percentage of average loans. Impairment losses on loans and advances are at historically low levels, while advances and loans to customers continue to grow strongly. We continue to maintain a satisfactory level of provisions against impaired loans, with a coverage ratio of 45%, a level we are comfortable with as mortgages represent 47% of our total lending.
      Total balance sheet provisions were €359 million at March 31, 2006, compared to €319 million in March 2005.

Asset Quality

	Statutory	Pro-forma	Statutory
	March 31, 2006	March 31, 2005	March 31, 2005

Total average customer advances (€bn)	93	74	74
Impaired loans (€m)	796	710	710
Impairment provision (€m)	359	319	319
Coverage ratio	45%	45%	45%
Impairment losses on loans and advances (€m)	103	79	79
Impairment losses on loans and advances — bps	11bps	11bps	11bps
Share of Associated Undertakings and Joint Ventures
      Profit after tax from associated undertakings and joint ventures increased by 50% to €45 million. FRTS, our personal foreign exchange travel service joint venture with the UK Post Office, is the largest contributor to this result (€40 million) and continued to perform strongly during the year.
Balance Sheet — Capital and Funding
      The favourable economic backdrop, together with the investment in our business building capability, in particular in our Wholesale and UK Financial Services Divisions, has driven strong loan growth across all Divisions. Growth was particularly strong in Corporate Banking, UK Business Banking and mortgages in Ireland.
      Total assets increased 27% from €128 billion to €162 billion in the year to March 31, 2006. Customer loans and advances increased by 27% and total resources increased by 3%. Resources were significantly impacted by the disposal of the Bristol & West branch network and its associated deposit base. Excluding this impact, resources grew by 15%.
      Risk weighted assets grew 28% from €75.9 billion to €97.5 billion.
Division

	% Growth March 2006 over March 2005

	Risk Weighted	Loans and advances
	Assets	to customers	Resources

Retail Ireland	22	23	15
Wholesale (corporate loans)	32	35	15
UK Financial Services	31	29	(27)

Group	28	27	3

Capital
      Bank of Ireland has maintained a strong capital position. In March 2006, our Total Capital Ratio was 11.4% compared to 10.9% in March 2005. Our Tier 1 Ratio at March 31, 2006 was 7.5% compared to 7.9% in March 2005. Our capital raising programme continued during the year with both Tier 1 and Tier 2 issues being raised across a range of currencies and maturity horizons.

	March 31, 2006	March 31, 2005

Tier 1 – € billion	7.3	6.0
Tier 1 Ratio – %	7.5	7.9
Total Capital Ratio – %	11.4	10.9
Non-equity Tier 1 Ratio – € billion	2.6	1.8
Risk-weighted Assets – € billion	98	76
      The Group has strong capital resources and we believe our approach to capital management ensures that we have adequate capital to support our business plans.

Funding
      Funding sourced from the wholesale markets has increased from 35% to 46% of total balance sheet (excluding Bank of Ireland Life assets held on behalf of policyholders) between March 31, 2005 and March 31, 2006. This increase results from the strength of loan growth in our core markets and also from the one-off impact of the sale of the Bristol & West branch network and the loss of the associated deposit book of £4.4 billion.
Balance Sheet Funding

	March 31, 2006	March 31, 2005

	%	%
Deposits by banks	23	18
CP/ CDs	12	10
Senior Debt/ ACS	11	7
Wholesale Funding	46	35
Customer Deposits	41	50
Capital/ Sub Debt	8	7
Other	5	8

Total	100	100

      Wholesale Funding is managed to ensure maximum diversification across maturity, investor type and geography and to minimise the concentration of funding within each particular market segment. The wholesale market continued to be characterised by strong investor demand for Bank of Ireland paper. Our new issuance programmes included:

•	A Canadian Commercial Paper Programme

•	A French Certificate of Deposit Programme

•	A US Extendible Note Transaction.
      Within our existing Asset Covered Security Programme, we launched a second tranche of €2 billion with approximately 10% of the issue placed into Asia, where we also completed a private placement of Medium Term Notes.
      The Group remains well placed to access wholesale funding sources. The Group funding strategy remains to grow core customer deposits and to access wholesale funding in a prudent, diversified and efficient manner.

Taxes
      The following table sets forth a reconciliation of taxes chargeable at the statutory Irish corporation tax rate and the Group’s effective tax rate for the years ended March 31, 2005 and 2006. The effective tax rate is obtained by dividing taxes by profit on ordinary activities before tax and exceptional items.

	For the Financial year ended
	March 31,

	Statutory	Statutory
	2006	2005

	(in € millions,
	except percentages)
Average statutory corporation tax rate	12.5%	12.5%

Profit on ordinary activities before tax multiplied by the standard rate of Corporate tax in Ireland	200	165
Effects of:
Levy on certain financial institutions	20	26
Foreign earnings subject to different rates of tax	78	49
Life Assurance — different basis of taxation	61	31
Tax exempted income and income at a reduced Irish tax rate	(71)	(18)
Non-deductible expenses	12	1
Prior year adjustments	5	5
Share of associated undertakings and joint ventures	(6)	(5)
Other adjustments for income tax purposes	4	2

Income tax charge	303	256

Effective tax rates	18.9%	19.5%
Financial year ended March 31, 2006 compared to financial year ended March 31, 2005
      The tax charge for the year, at an effective rate of 18.9%, was lower than the corresponding year mainly due to the reduction in the financial levy from €26m to €20m and the benefit from the non-taxable gains in relation to the disposal of the Bristol & West branch network, which was partially offset by the increase in the Bank of Ireland Life grossing-up for policyholder tax required under IFRS.
Divisional Performance: Profit Before Tax

		Pro-forma	Statutory
	March 31, 2006	March 31, 2005	March 31, 2005

	€ million	€ million	€ million
Retail Republic of Ireland	550	461	470
Life	203	107	161
Wholesale Financial Services	386	325	334
UK Financial Services	525	310	334
Asset Management Services	85	125	125
Group Centre	(150)	(108)	(114)

Profit before tax	1,599	1,220	1,310

Divisional Performance: Underlying Profit Before Tax

		Pro-forma
	March 31, 2006	March 31, 2005	March 31, 2005

	€ million	€ million	€ million
Retail Republic of Ireland	550	465	474
Life	134	81	135
Wholesale Financial Services	386	325	334
UK Financial Services	349	332	356
Asset Management Services	85	125	125
Group Centre	(111)	(122)	(128)

Underlying Profit before tax	1,393	1,206	1,296

Retail Republic of Ireland
      Retail Republic of Ireland profits before tax grew by 17% or €80 million, from €470 million to €550 million. This performance is not directly comparable as it includes:
      Non core items: certain items which management believe are non-core, such as costs relating to restructuring programmes (2005: (€4 million)). A reconciliation of the divisional profit before tax impact of the non-core items is included on page 16 of this document.
      First time adoption of IAS 32, IAS 39 and IFRS 4: IAS 32, IAS 39 and IFRS 4 were adopted by the Group from April 1, 2005 and therefore the statutory performance to March 31, 2005 does not include impact of these items. ((€9 million))
      Excluding the impact of these items, Retail Republic of Ireland profits before tax increased by 18% or €85 million from €465 million to €550 million and are explained by the following analysis.
      Total operating income rose by 11% and expenses rose by 6% representing a very satisfactory income/cost relative performance. This achievement reflects the continuing strength of our domestic franchise and customer proposition and has been driven by strong volume growth, higher fee income, well-managed costs and strong asset quality.
Retail Republic of Ireland: Income Statement

	Statutory	Pro-forma	Statutory
	March 31, 2006	March 31, 2005	March 31, 2005

	€ million	€ million	€ million
Net interest income	1,119	1,020	1,019
Other income*	356	314	316

Total operating income	1,475	1,334	1,335
Total operating expenses	(871)	(818)	(810)
Impairment losses on loans and advances	(54)	(51)	(51)

Underlying profit before tax	550	465	474
Non Core items	—	(4)	(4)

Profit before tax	550	461	470

*	Includes share of associated undertakings/joint ventures.
      Performance reflected a continuing favourable economic environment and demographics in Ireland:

•	clear strategic focus on service excellence delivered through our “Changing for You” Customer Programme

•	highly effective and responsible sales model

•	leading multi-channel distribution capability
      Lending and resources volumes in the Division grew by 23% and 15%, respectively. In Business Banking, targeting of the Small and Medium Enterprise sector delivered impressive results with loan growth of 23% recorded for the year. We maintained our number one position in the mortgage market with book growth of 27%, while new advances also grew by 29%. Personal lending volumes increased by 13% for the year.
      Net Interest Income rose by 10% reflecting volume growth as well as a further narrowing of net interest margin. Net interest margin in the Division continues to be impacted by:

•	the affect of the low interest rate environment on liability margins

•	the higher rate of loan growth compared with resources leading to higher wholesale borrowings

•	changing product mix

•	competition.
      Other Income, including the income from associated companies and joint ventures, rose by 13% driven particularly by strong growth in business banking, private banking and credit cards.
      The impairment losses on loans and advances were €54 million or 15 bps as a percentage of advances, down from 18 bps in the prior year.
      Costs were well managed with the cost/income ratio for the Division down over two percentage points to 59.1%. Cost growth of 6% included a significant increase in the pension charge arising from IAS 19. Excluding this IAS 19 impact, costs growth was 4% — a very satisfactory performance.
Bank of Ireland Life
IFRS Performance
Bank of Ireland Life: Income Statement

	Statutory	Pro-forma	Statutory
	March 31, 2006	March 31, 2005	March 31, 2005

	€ million	€ million	€ million
Income	208	172	212
Costs	(95)	(93)	(93)

Operating Profit	113	79	119
Investment variance	17	2	16
Discount rate change	4	—	—

Underlying profit before tax	134	81	135
Non Core Items	69	26	26

Profit before tax	203	107	161

      Profits in Bank of Ireland Life, the Group’s Life and Pension business, increased by €42 million from €161 million to €203 million. This performance is not directly comparable as it includes:
      Non core items: Gross up of policyholder tax. (2006: €69 million; 2005: €26 million) A reconciliation of the divisional profit before tax impact of the non- core items is included on page 16 of this document.
      First time adoption of IAS 32, IAS 39 and IFRS 4: IAS 32, IAS 39 and IFRS 4 were adopted by the Group from April 1, 2005 and therefore the statutory performance to March 31, 2005 does not include the impact of these items. ((€54 million)) The impact of these standards is to no longer account for the value of inforce business asset relating to life assurance investment contracts.

      The impact of these standards is to no longer account for the value of inforce business asset relating to life assurance investment contracts.
      Excluding the impact of these items, Bank of Ireland Life’s profit before tax increased 65% or €53 million from €81 million to €134 million and an increase in operating profits of 43%. The ongoing success of our sales effectiveness model and strength of our multi-channel distribution network increased our market share by a further one percentage point to 25%.
      The life business achieved excellent APE (annual premium equivalent) sales volumes growth of 30% to €387 million, and experienced continued favourable mortality and persistency variances together with rising equity markets. Profitability benefited from a positive investment variance of €17 million, and a reduction in the risk discount rate (the rate at which we discount future insurance liabilities) of 0.5% to 7.5%. Bank of Ireland Life continues to invest significantly in its administrative platforms to improve efficiency and has recently completed the move to a single platform for administering our sales and applications processing for the life business.
      The economic and demographic backdrop to our life business in Ireland is very supportive: a strong economy, a growing population, significant job creation, rising incomes, an excellent savings ratio and the need for substantial investment in personal pension provision providing significant opportunities. The outlook remains very positive.
Embedded Value Performance
      The alternative method (which is widely used by the life insurance industry) of presenting the performance of our Life business is on an embedded value basis. The embedded value basis translates estimated future distributable earnings to a present value and is set out in the following table. Under this method operating profit increased 22% and profit before tax increased 51%. Both new business and existing business performed well, with growth of 32% and 16% respectively, in the year to March 31, 2006. The impact of economic environment changes, such as a strong equity market and low interest rates, also had a positive impact.
Bank of Ireland Life: Embedded Value Income Statement

	March 31, 2006	March 31, 2005

	€ million	€ million
New business profits	78	59
Existing business profits	94	81

• Planned return on capital	66	59
• Experience variance	20	18
• Assumption changes	8	4

Investment income on free funds	5	5
Inter-company payments	(32)	(26)

Operating Profit	145	119
Investment variance	51	16
Discount rate change	8	—

Profit before tax	204	135

      The Embedded Value for the Life business, includes a Value of Inforce asset both in respect of contracts classified as Insurance and contracts classified as Investment. In contrast, the IFRS statutory result, include a Value of Inforce asset in respect of insurance contracts only. The Value of Inforce is the discounted value of future after tax profits that will arise from insurance and investment business in the long-term fund. The key assumptions used in the calculation of this asset are the discount rate of 7.5% (2005: 8.0%), the future growth rate on unit-linked assets of 5.5% (2005: 6.0%) and the rate of tax assumed to be levied on shareholder profits of 12.5% (2005: 12.5%). Actuarial assumptions are also required in relation to mortality, morbidity and persistency rates and these have been derived from the Company’s experience.

Wholesale Financial Services
      Our Wholesale Division (WFS) comprises Corporate Banking, Global Markets, Davy Stockbrokers and IBI Corporate Finance. WFS’s profit before tax increased by 16% from €334 million to €386 million, an increase of €52 million. The first time adoption of IAS 32 and IAS 39 accounted for a decrease in profit before tax of €9 million. Excluding the impact of IAS 32 and IAS 39 profit before tax in WFS increased by 19% from €325 million to €386 million, for the year to March 31, 2006. The analysis below explains the drivers of this 19% growth on an income statement line item basis.
Wholesale Financial Services: Income Statement

	Statutory	Pro-forma	Statutory
	March 31, 2006	March 31, 2005	March 31, 2005

	€ million	€ million	€ million
Net interest income	454	325	302
Other income	243	278	310

Total operating income	697	603	612
Total operating expenses	(288)	(240)	(240)
Impairment losses on loans and advances	(23)	(38)	(38)

Profit before tax	386	325	334

      Total operating income rose by 16% from €603 million to €697 million for the year to March 31, 2006 driven by strong lending volumes and higher margin in Corporate Banking. In addition, income figures for Burdale, our UK asset-based lender that we acquired in January 2005, have been included for a full year for the first time. Lending volumes increased by 35% and margins improved reflecting a shift in loan mix towards the higher margin business in acquisition finance, property and asset-based lending.
      The application of IAS 32 and IAS 39 , in relation to derivatives, hedging and the fair value option in the current year has the effect of recognising certain income streams as Net Interest Income, which in the prior year would have been recognised as Other Income (€38 million). Excluding the impact of IAS 32 and IAS 39 Net Interest Income rose by 28% with Other Income broadly in line with the prior year.
      There were two main drivers of Operating Expenses within the Division; investment costs and staff related costs.
      Investment costs in Corporate Banking and Global Markets added 8% to total cost growth with an increase in front line staff, opening of offices in Paris and Frankfurt, the expansion of our activities in the UK and the US and the inclusion of the costs of Burdale for a full year.
      Increased staff costs across the Division arising from salary inflation and performance related pay added 8% to total Operating Expenses. Pension costs arising from IAS 19 and increased compliance costs arising from initiatives under IFRS, Basel II and Sarbanes-Oxley (SOx) added a further 2% to the operating costs of the Division. In total, these costs together with other volume related costs contributed cost growth within the Division of 20%.
      Credit quality remains excellent with impairment losses on loans and advances of €23 million, or 12bps when expressed as a percentage of the loan portfolio. This compares to €38 million or 26bps in the prior year. Our continued strong credit performance is being driven by the benign credit environment supported by our active approach to credit management.
      The strategy in Corporate Banking is to continue to grow both our domestic franchise and to broaden our international business by focusing on niche skills based activities.
      Our niche-lending teams are enabling the successful expansion into sectors such as media, asset-based lending and UK and European property. Our new offices in Paris and Frankfurt, together with the increased resources in the UK and US, provide us with greater presence and diversification in these important markets. In addition, we are increasingly taking lead roles in the arranging and structuring of syndicated transactions.

      Our Global Markets business delivers a comprehensive range of risk management products to the Group’s customer base and acts as Treasurer for the Group. We have retained our leading market position with 27% share of the commercial customer foreign exchange market in Ireland. Our focus for the year has been to broaden the geographic scope of our activities with the opening of a treasury operation in London, further build on our technical capability with the recruitment of highly-skilled teams and work closely with other Group divisions to deliver an integrated service to our customers.
      The other businesses within the Division, Davy and IBI Corporate Finance continued to perform well.
UK Financial Services (UKFS)
(local currency)
UK Financial Services: Income Statement

	Statutory	Pro-forma	Statutory
	March 31, 2006	March 31, 2005	March 31, 2005

	£ million	£ million	£ million
Net interest income	493	429	421
Other income	63	135	159

Total operating income	556	564	580
Total operating expenses	(329)	(366)	(366)
Impairment losses on loans and advances	(17)	7	7
Share of associated undertakings & JV (profit after tax)	28	22	22

Underlying profit before tax	238	227	243
Non-core items	120	(15)	(15)

Profit before tax	358	212	228

      The exchange rate applied by the Group in converting the above Sterling amounts to Euro for the purposes of preparing the consolidated financial statements was 0.6826 to 31, March 2006 and 0.6834 to 31, March 2005.
      During the year some organisational changes were made to further streamline the management and reporting of our activities in the UK:

•	Post Office Financial Services (POFS) was transferred to our UKFS Division.

•	First Rate Travel Services (FRTS), our personal foreign exchange travel service joint venture with the UK Post Office, was transferred from our Wholesale Division to our UKFS Division.
      The UKFS Division now comprises Mortgages, Business Banking and Consumer Financial Services. The latter represents a grouping of our businesses with the UK Post Office (POFS and our 50% share of FRES).
      Profit before tax in UKFS increased by 57% from £228 million to £358 million an increase of £130 million. This performance is not directly comparable as it includes:
      Non core items: relating to the disposal of the business activities (2006:£120 million; 2005: (£14 million)) and cost relating to restructuring programme (2005:(£1 million)) A reconciliation of the divisional profit before tax impact of the non-core items is included on page 16 of this document.
      First time adoption of IAS 32, IAS 39 and IFRS 4: IAS 32, IAS 39 and IFRS 4 were adopted by the Group from April 1, 2005 and therefore the statutory performance to March 31, 2005 does not include impact of these items (£16 million).
      Excluding the impact of these items, UKFS increased by 5% from £227 million to £238 million. This performance is explained by the income statement line item analysis below.
      The Divisional performance is not directly comparable, particularly at Income Statement line item level, as the disposal of the Bristol and West branch network in the current year and Chase de Vere in the prior year impact the year-on-year analysis of income and cost growth.

      Net Interest Income rose by 15% from £429 million to £493 million for the year to March 31, 2006. Excluding the impact of the disposals mentioned above and the impact of the income reclassification between Net Interest Income and Other Income following the application of IAS 32 and IAS 39 in the current year, Net Interest Income grew by 13%. Strong volume growth of 29% was a key driver of this performance, with volume gains being partially offset by margin attrition arising from the continuing impact of asset growth outpacing the growth of liabilities, the disposal of the Bristol and West branch network together with the impact of mortgage back book re-pricing which has now finished.
      Other Income fell by 53% from £135 million to £63 million, and was again impacted by the effect of the disposals and the reclassification of income between Net Interest Income and Other Income following the first time application of IAS 32 and IAS 39. Excluding the impact of these items Other Income was up 7% compared to the prior year.
      Operating Expenses fell by 10% to £329 million for the year to March 31, 2006. Excluding the impact of disposals, Operating Expenses grew by 10% in the year due to investment costs, marketing expenditure relating to new product launches in POFS and other volume related expenditure.
      Impairment losses on loans and advances are £17 million for the twelve months to March 31, 2006 compared with a £7 million credit in the prior year, due to an impairment loss provision release. Excluding the impact of this impairment loss provision release the March 31, 2005 impairment loss represented a charge of £3 million. The current year’s charge of £17 million represents 5 bps of the average advances in UKFS.
      The Mortgage business grew its loan book by 22% with particularly strong growth in both our self-certified and buy-to-let specialist portfolios, which increased 48% and 36% respectively. The specialist book now represents 45% of the mortgage portfolio. Our commitment to service excellence, and a particular focus on the intermediary channel which represents 90% of our overall business, has resulted in this strong mortgage book growth. The book margin remained stable and the quality of our loan book remains high with loan arrears significantly below the industry average.
      Our investment in the recruitment of experienced relationship managers has delivered excellent results with year on year loan growth of 46% and resources growth of 10%. Throughout the year we have continued to focus on the achievement of balanced growth in the property, mid-corporate and SME markets and have further developed our expertise in selected niches including healthcare, hotels and debtor finance.
      Consumer Financial Services comprises our joint venture businesses with the Post Office following the strategic divestment of the Bristol & West branch network during the year. POFS continued to build its customer base from 100,000 in May 2005 to 475,000 in May 2006. The insurance customer base reached 290,000 and there was a strong response to its new 2-in-1 credit card product, the first of its kind in the UK market. FRES performed well during the year with the continued roll-out of the network expansion for the foreign exchange service through the UK Post Office branch network. FRES has established a leading market position in the UK with 30% market share of the personal foreign exchange market.
Asset Management Services
Asset Management Services: Income Statement

	Statutory	Pro-forma	Statutory
	March 31, 2006	March 31, 2005	March 31, 2005

	€ million	€ million	€ million
Net interest income	7	4	4
Other income	215	252	252

Total operating income	222	256	256
Total operating expenses	(137)	(131)	(131)

Profit before tax	85	125	125

      Asset Management Services (“AMS”) comprises Bank of Ireland Asset Management (“BIAM”), Bank of Ireland Securities Services (“BoISS”) and our holdings in Iridian Asset Management (84%) and Guggenheim Advisors (71.5%). Profit before tax for the Division for the year to March 31, 2006 was €85 million, a decrease of 32% over the prior year, reflecting the full year impact of the mandate losses since September 2004.
      Fund outflows from BIAM continued, but at a slower pace, with funds under management at the year-end of €45.1 billion compared to €44 billion on September 30, 2005 and €46.9 billion on March 31, 2005. While the performance of equity markets broadly offset the impact of these fund outflows, the outflows from our international business have been at higher margins than the new assets flowing into our domestic business.
      BOISS, the custody and fund administration arm of the Group, continued to develop its niche positioning in the securities services arena. During the year, BoISS added 10 new substantial relationships to its international client base, which is drawn from more than 20 countries globally.
      Iridian Asset Management is our US based investment manager of large cap and mid cap US equities which focuses on foundations and the not-for-profit sector. Funds under management increased by 4% to US$10.7 billion. We acquired a further 8% of Iridian during the year and plan to acquire the remaining 16% in equal tranches over the next 2 fiscal years. (Of which 8% has been acquired since March 31, 2006)
      We completed the acquisition of 71.5% of Guggenheim Advisors on January 31, 2006, a US fund of hedge funds manager focusing on institutional and high net worth clients. Funds under management at Guggenheim Advisors were US$2.9 billion at March 31, 2006.
      The Asset Management Division is an important part of the Group’s ambition to broaden our activities in international skills-based businesses. Our strategy is to build a diversified portfolio of discrete investment boutiques and to distribute their products through the global distribution platform that we have built up over the years. Considerable progress has been made in achieving this ambition with a particular focus on alternative investments, as demonstrated by the investment in Guggenheim Advisors.
Group Centre
      Group Centre, which comprises earnings on surplus capital, unallocated central and support costs and some smaller business units, loss before tax increased from €114 million of a loss to €150 million of a loss, an increase of €36 million. This performance is distorted by the following items:
      Non core items: Hedge ineffectiveness on transition to IFRS (2006: (€7 million)), costs associated with restructuring programmes (2006: (€32 million); 2005: (€117 million)), impairment loss provision write back (2005: €100 million) and profit on disposal of business activities (2005: €31 million) A reconciliation of the divisional profit before tax impact of the non-core items is included on page 16 of this document.
      First time adoption of IAS 32, IAS 39 and IFRS 4: IAS 32, IAS 39 and IFRS 4 were adopted by the Group from April 1, 2005 and therefore the performance to March 31, 2005 does not include the impact of these items. (€6 million)
      Excluding these items loss before tax in Group Centre decreased by €11 million due to improved income of €22 million driven by the impact of higher retentions partly offset by funding costs arising from additional capital raised during the year. This was offset by higher costs of €11 million, largely due to increased compliance-related spend (predominantly SOx and Basel II).

Income Statement March 31, 2006 — Business Segments
Year ended March 31, 2006

						Total income,		Impairment	Share of
	Net	Insurance net				net of		losses on	income	Profit
	Interest	premium	Other	Total	Insurance	insurance	Operating	loans &	from	before
	Income	income	Income	Income	Claims	claims	expenses	advances	associates	taxation

	€ millions
Retail Republic of Ireland	1,119	—	351	1,470	—	1,470	(871)	(54)	5	550
BOI Life	8	1,264	612	1,884	(1,655)	229	(95)	—	—	134
Wholesale Financial
Services	454	—	243	697	—	697	(288)	(23)	—	386
UK Financial Services	722	—	94	816	—	816	(481)	(26)	40	349
Asset Management Services	7	—	215	222	—	222	(137)	—	—	85
Group Centre	(3)	34	(15)	16	(11)	5	(116)	—	—	(111)

Group — underlying	2,307	1,298	1,500	5,105	(1,666)	3,439	(1,988)	(103)	45	1,393
Sale of business activities	—	—	176	176	—	176	—	—	—	176
Gross up of policyholder tax in the Life business	—	—	69	69	—	69	—	—	—	69
Hedge ineffectiveness on transition to IFRS	—	—	(7)	(7)	—	(7)	—	—	—	(7)
Restructuring programme	—	—	—	—	—	—	(32)	—	—	(32)

Group — statutory	2,307	1,298	1,738	5,343	(1,666)	3,677	(2,020)	(103)	45	1,599

      The reconciliation shows the Group and Divisional underlying income statements with a reconciliation of the impact of the non-core items in arriving at the Group Income Statement.
Pro-forma Income Statement March 31, 2005 — Business Segments
Year ended March 31, 2005

		Other Income
		including			Total income,			Impairment	Share of
	Net	insurance net			net of		Depreciation	losses on	income	Profit
	Interest	premium	Total	Insurance	insurance	Operating	and	loans &	from	before
	Income	income	Income	Claims	claims	expenses	amortisation	advances	associates	taxation

	€ millions
Retail Republic of Ireland	1,020	316	1,336	—	1,336	(737)	(81)	(51)	(2)	465
BOI Life	6	914	920	(746)	174	(89)	(4)	—	—	81
Wholesale Financial
Services	325	278	603	—	603	(227)	(13)	(38)	—	325
UK Financial Services	628	198	826	—	826	(489)	(47)	10	32	332
Asset Management Services	4	252	256	—	256	(128)	(3)	—	—	125
Group Centre	(12)	1	(11)	(6)	(17)	(80)	(25)	—	—	(122)

Group — underlying	1,971	1,959	3,930	(752)	3,178	(1,750)	(173)	(79)	30	1,206
Profit on sale of business activities	—	11	11	—	11	—	—	—	—	11
Gross up of policyholder tax in the Life business	—	26	26	—	26	—	—	—	—	26
Impairment loss release	—	—	—	—	—	—	—	100	—	100
Restructuring programme	—	13	13	—	13	(136)	—	—	—	(123)

Group — total	1,971	2,009	3,980	(752)	3,228	(1,886)	(173)	21	30	1,220

      The reconciliation shows the Group and Divisional underlying pro-forma income statements with a reconciliation of the impact of the non-core items in arriving at the Group Pro-forma Income Statement.

Statutory IFRS Income Statement March 31, 2005 — Business Segments
Year ended March 31, 2005

		Other Income			Total
		including			income,			Impairment	Share of
	Net	insurance net			net of		Depreciation	losses on	income	Profit
	Interest	premium	Total	Insurance	insurance	Operating	and	loans &	from	before
	Income	income	Income	Claims	claims	expenses	amortisation	advances	associates	taxation

	(€ millions)
Retail Republic of Ireland	1,019	318	1,337	—	1,337	(729)	(81)	(51)	(2)	474
BOI Life	6	2,438	2,444	(2,216)	228	(89)	(4)	—	—	135
Wholesale Financial
Services	302	310	612	—	612	(227)	(13)	(38)	—	334
UK Financial Services	617	233	850	—	850	(489)	(47)	10	32	356
Asset Management Services	4	252	256	—	256	(128)	(3)	—	—	125
Group Centre	(17)	—	(17)	(6)	(23)	(80)	(25)	—	—	(128)

Group — underlying	1,931	3,551	5,482	(2,222)	3,260	(1,742)	(173)	(79)	30	1,296
Profit on sale of business activities	—	11	11	—	11	—	—	—	—	11
Gross up of policyholder tax in the Life business	—	26	26	—	26	—	—	—	—	26
Impairment loss release	—	—	—	—	—	—	—	100	—	100
Restructuring programme	—	13	13	—	13	(136)	—	—	—	(123)

Group — statutory	1,931	3,601	5,532	(2,222)	3,310	(1,878)	(173)	21	30	1,310

      The reconciliation shows the Group and Divisional underlying income statements with a reconciliation of the impact of the non-core items in arriving at the Group Income Statement.
Reconciliation of IFRS Statutory to Pro-forma IFRS Consolidated Income Statement for Year Ended March 31, 2005

	IFRS	Effective Interest			IFRS
	Statutory	Rate	Debt/Equity	Life	Proforma

	(€ millions)
Net interest income	1,931	44	(4)	—	1,971
Other income	3,601	(68)	—	(1,524)	2,009

Total operating income	5,532	(24)	(4)	(1,524)	3,980
Insurance claims	(2,222)	—	—	1,470	(752)

Total operating income net of Insurance Claims	3,310	(24)	(4)	(54)	3,228
Operating expenses	(2,051)	(8)	—	—	(2,059)
Impairment losses on loans & advances	21	—	—	—	21
Income from associates and joint ventures	30	—	—	—	30

Profit before taxation	1,310	(32)	(4)	(54)	1,220
Non core items
Disposal of business activities	(11)	—	—	—	(11)
Grossing up for policyholder tax in the
Life business	(26)	—	—	—	(26)
Restructuring programme	123	—	—	—	123
Release of impairment loss provision	(100)	—	—	—	(100)

Profit before tax — excluding non core items	1,296	(32)	(4)	(54)	1,206

      The Pro-forma accounts restate the IFRS statutory performance, as if the effective interest method, accounting for investment contracts in the life assurance business and classification of financial instruments, had been applied for the year to March 31, 2005. The pro-forma income statement has not been restated for the impact of accounting for derivatives (hedge accounting) and impairment provisions. The pro-forma adjustments are described below.
      Effective Interest Rate (EIR). On transition to IFRS, IAS 32 and 39 required the recognition of interest income and expenses to the income statement using the effective interest rate. The application of IFRS has resulted in certain upfront fees and expenses being included in interest income and spread over the expected life of the underlying asset, rather than being taken upfront. This reclassification can be seen in the table above, with Net Interest Income increasing by €44 million and Other Income being reduced by €68 million. The overall impact of our application of EIR in the proforma accounts to March 31, 2005 was to reduce profit before tax by €32 million.
      Life (IFRS 4/ IAS 39). On transition to IFRS certain long-term contracts written by the Life business were required to be classified as either insurance or investment contracts. Income recognition for those contracts which meet the IFRS 4 criteria for insurance contracts was unaffected on transition to IFRS. Those contracts which meet the IFRS 4 criteria for investment contracts are accounted for on the basis of IAS 39. IAS 39 requires that income earned and costs incurred will be recognised over the life of the investment contract. The overall impact of our application of IFRS4/ IAS 39 was to reduce the March 31, 2005 profit before tax by €54 million.
      Debt/ Equity (IAS 32). IAS 32 requires that instruments that have the characteristics of debt must be classified as liabilities, with the associated interest costs taken to income statement. The profit before tax impact of the application of this standard was to reduce the March 31, 2005 profit before tax by €4 million.

AVERAGE BALANCE SHEET AND INTEREST RATES
      The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for each of the three years ended March 31, 2006, 2005 and 2004. The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group. The figures for March 31, 2006 and 2005 are presented using data prepared in accordance with IFRS while the figures for the year ended March 31, 2004 are presented using data prepared in accordance with IR GAAP.
TABLE 1

	2006			2005
	IFRS			IFRS

	Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate

	(in € millions)%			(in € millions)%
ASSETS
Loans to banks
Domestic offices	9,268	226	2.4	6,834	179	2.6
Foreign offices	238	12	5.0	987	36	3.6
Loans to customers(1)
Domestic offices	49,969	2,309	4.6	38,671	1,784	4.6
Foreign offices	43,106	2,264	5.3	35,634	1,781	5.0
Central government and other eligible bills
Domestic offices	126	1	0.8	7	—	—
Foreign offices	—	—	—	—	—	—
Debt Securities
Domestic offices	24,380	869	3.6	13,307	426	3.2
Foreign offices	1,518	64	4.2	1,125	57	5.1
Other financial assets at fair value through P/L
Domestic offices	152	1	0.7	—	—	—
Foreign offices	232	10	4.3	—	—	—

Total interest-earning assets
Domestic offices	83,895	3,406	4.1	58,819	2,389	4.1
Foreign offices	45,094	2,350	5.2	37,746	1,874	5.0
Net swap interest	—	34	—	—	—	—

	128,989	5,790	4.5	96,565	4,263	4.4
Allowance for impairment losses	(341)	—		(443)	—
Non interest earning assets(2)	18,615	—		21,181	—

Total Assets	147,263	5,790	3.9	117,303	4,263	3.6

Percentage of assets applicable to foreign activities	31.8%			34.2%

AVERAGE BALANCE SHEET AND INTEREST RATES (Continued)
TABLE 2

	2004
	IR GAAP

	Average
	Balance	Interest	Rate

	(in € millions)%
ASSETS
Loans to banks
Domestic offices	7,385	171	2.3
Foreign offices	755	26	3.4
Loans to customers(1)
Domestic offices	28,987	1,394	4.8
Foreign offices	29,533	1,494	5.0
Central government and other eligible bills
Domestic offices	9	—	—
Foreign offices	—	—	—
Debt Securities
Domestic offices	8,942	268	3.0
Foreign offices	1,453	63	4.3
Instalment credit
Domestic offices	502	35	7.0
Foreign offices	869	61	7.0
Finance lease receivables
Domestic offices	2,043	114	5.6
Foreign offices	194	5	2.4

Total interest-earning assets
Domestic offices	47,868	1,982	4.1
Foreign offices	32,804	1,649	5.0

	80,672	3,631	4.5
Allowance for loan losses	(496)
Non interest earning assets(2)	17,447

Total Assets	97,623	3,631	3.7

Percentage of assets applicable to foreign activities	35.4%

AVERAGE BALANCE SHEET AND INTEREST RATES (Continued)
TABLE 1

	2006			2005
	IFRS			IFRS

	Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate

	(in € millions)%			(in € millions)%
LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits by banks
Domestic offices	17,038	478	2.8	18,882	399	2.1
Foreign offices	2,041	74	3.6	1,245	38	3.1
Customer accounts
Domestic offices	35,817	446	1.2	24,136	219	0.9
Foreign offices	20,579	1,100	5.3	21,929	918	4.2
Debt securities in issue
Domestic offices	23,800	827	3.5	13,977	354	2.5
Foreign offices	6,393	301	4.7	3,769	179	4.7
Subordinated liabilities
Domestic offices	2,955	120	4.1	2,248	119	5.3
Foreign offices	2,284	137	6.0	1,442	106	7.4

Total interest bearing liabilities
Domestic offices	79,610	1,871	2.4	59,243	1,091	1.8
Foreign offices	31,297	1,612	5.2	28,385	1,241	4.4

	110,907	3,483	3.1	87,628	2,332	2.7
Non interest bearing liabilities
Current accounts	10,578	—		8,886	—
Other non interest bearing liabilities(2)	20,987	—		16,340	—
Stockholders’ equity	4,791	—		4,449	—

Total liabilities and stockholders’ equity	147,263	3,483	2.4	117,303	2,332	2.0

Percentage of liabilities applicable to foreign activities	31.8%			34.2%

(1)	Loans to customers include non-accrual loans and loans classified as problem loans.

(2)	The balance sheets of the life assurance companies have been consolidated and are reflected under “Non interest earning assets” and “Other non interest bearing liabilities”.

AVERAGE BALANCE SHEET AND INTEREST RATES (Continued)
TABLE 2

	2004
	IR GAAP

	Average
	Balance	Interest	Rate

	(in € millions)%
LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits by banks
Domestic offices	13,946	388	2.8
Foreign offices	1,028	34	3.3
Customer accounts
Demand deposits
Domestic offices	10,936	124	1.1
Foreign offices	8,449	240	2.8
Term deposits
Domestic offices	9,640	73	0.8
Foreign offices	9,893	504	5.1
Other deposits
Domestic offices	550	39	7.1
Foreign offices	14	1	5.0
Interest bearing current accounts
Domestic offices	850	8	1.0
Foreign offices	2,312	61	2.6
Debt securities in issue
Domestic offices	8,049	131	1.6
Foreign offices	3,037	107	3.5
Subordinated liabilities
Domestic offices	1,566	75	4.8
Foreign offices	1,382	102	7.4

Total interest bearing liabilities
Domestic offices	45,537	838	1.8
Foreign offices	26,115	1,049	4.0

	71,652	1,887	2.6
Non interest bearing liabilities
Current accounts	7,426
Other non interest bearing liabilities(2)	14,153
Stockholders equity including non equity interests	4,392

Total liabilities and stockholders’ equity	97,623	1,887	1.9

Percentage of liabilities applicable to foreign activities	35.4%

Change in Net Interest Income — Volume and Rate Analysis
      The following table allocates changes in net interest income between volume and rate for 2006 compared to 2005. Volume and rate variances have been calculated based on movements in average balances over the period and changes in average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated rateably to volume and rate.

	2006 over 2005 IFRS

	Increase/(Decrease) due to
	change in

	Average	Average	Net
	Volume	Rate	Change

	(in € millions)
INTEREST EARNING ASSETS
Loans to Banks
Domestic offices	60	(13)	47
Foreign offices	(34)	10	(24)
Loans to customers
Domestic offices	522	3	525
Foreign offices	389	94	483
Central government and other eligible bills
Domestic offices	—	1	1
Foreign offices	—	—	—
Debt securities
Domestic offices	390	53	443
Foreign offices	18	(11)	7
Other financial assets at fair value through P/ L
Domestic offices	1	—	1
Foreign offices	10	—	10

Total interest income	1,356	137	1,493

INTEREST BEARING LIABILITIES
Deposits by Banks
Domestic offices	(42)	121	79
Foreign offices	28	8	36
Customer accounts
Domestic offices	128	99	227
Foreign offices	(59)	241	182
Debt securities in issue
Domestic offices	309	164	473
Foreign offices	124	(2)	122
Subordinated liabilities
Domestic offices	32	(31)	1
Foreign offices	53	(22)	31

Total interest bearing expense	573	578	1,151

Net interest income	783	(441)	342

Net swap interest			34

Total change in net interest income			376

DESCRIPTION OF ASSETS AND LIABILITIES
      The following sections provide information relating to the assets and liabilities of the Bank of Ireland Group.
Assets
Loan Portfolio
      The Bank of Ireland Group’s loan portfolio comprises of loans to customers (including overdrafts) and instalment credit and finance lease receivables.
      The Group provides mortgage loans for house purchases as well as home improvement loans and secured personal loans to existing mortgage customers. The Group has a wide range of home mortgage loan products including amortizing, interest only and endowment loans. Interest on mortgage loans is typically at a floating rate but the Group also makes some fixed rate loans.
      At March 31, 2006 residential mortgages accounted for 50% of the Group’s total loan portfolio and construction and property accounted for 18% of the Group’s total loan portfolio. No other industry classification accounts for more than 10% of the Group’s total loan portfolio.
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

Total loans to customers by origin
      The following table sets forth the Bank of Ireland Group’s total loans to customers by origin at March 31 for each of the five years ended March 31, 2006. Table 1 details the loans using data prepared in accordance with IFRS for the years ended March 31, 2006 and 2005, while table 2 details the loans using data prepared in accordance with IR GAAP information for the years ended March 31, 2004, 2003 and 2002.
Table 1

	At March 31,

	2006	2005
	IFRS	IFRS

	(in € millions)
Ireland
Agriculture	1,160	1,145
Energy	485	476
Manufacturing	4,850	4,245
Construction and property	10,726	8,065
Distribution	2,986	2,239
Transport	1,168	982
Financial	1,676	1,399
Business and other services	6,112	4,165
Personal
— residential mortgages	19,827	15,686
— other lending	5,212	4,538

	54,202	42,940

United Kingdom
Agriculture	69	67
Energy	48	61
Manufacturing	842	657
Construction and property	7,057	4,242
Distribution	289	186
Transport	292	293
Financial	430	237
Business and other services	2,199	1,746
Commercial mortgages	2,595	2,228
Personal
— residential mortgages	31,171	25,653
— other lending	2,411	1,845

	47,403	37,215

Group total loan portfolio	101,605	80,155
Allowance for loan losses	(359)	(319)

Total	101,246	79,836

Total loans to customers by origin (Continued)
Table 2

	At March 31,

	2004	2003	2002
	IR GAAP	IR GAAP	IR GAAP

	(in € millions)
Ireland
Agriculture	1,134	1,142	1,114
Energy	485	650	696
Manufacturing	3,579	3,866	3,908
Construction and property	6,111	4,666	3,638
Distribution	1,575	1,391	1,353
Transport	954	486	899
Financial	1,311	817	1,960
Business and other services	3,147	2,865	2,478
Personal
— residential mortgages	12,360	10,005	7,944
— other lending	3,614	3,025	2,718

	34,270	28,913	26,708

United Kingdom
Agriculture	69	58	55
Energy	63	158	142
Manufacturing	1,275	721	593
Construction and property	2,572	1,984	2,091
Distribution	203	224	226
Transport	337	249	63
Financial	173	96	153
Business and other services	1,375	1,250	1,094
Commercial mortgages	2,130	1,855	1,989
Personal
— residential mortgages	24,073	20,863	22,933
— other lending	1,472	995	1,008

	33,742	28,453	30,347

United States
Commercial loans	—	1	22

	—	1	22

Group total loan portfolio	68,012	57,367	57,077
Allowance for loan losses	(472)	(480)	(500)

Total	67,540	56,887	56,577

Total loans to customers by origin (%)
      The following table sets forth the percentage of total loans to customers represented by each category of loan at March 31 for each of the five years ended March 31, 2006. Table 1 details the percentage using data prepared in accordance with IFRS for the years ended March 31, 2006 and 2005, while table 2 details the percentage using data prepared in accordance with IR GAAP information for the years ended March 31, 2004, 2003 and 2002.
Table 1

	At March 31,

	2006	2005
	IFRS	IFRS

	%	%
Ireland
Agriculture	1.1	1.4
Energy	0.5	0.6
Manufacturing	4.8	5.3
Construction and property	10.6	10.1
Distribution	2.9	2.8
Transport	1.1	1.2
Financial	1.7	1.7
Business and other services	6.0	5.2
Personal
— residential mortgages	19.5	19.6
— other lending	5.1	5.7

	53.3	53.6

United Kingdom
Agriculture	0.1	0.1
Energy	0.0	0.1
Manufacturing	0.8	0.8
Construction and property	6.9	5.3
Distribution	0.3	0.2
Transport	0.3	0.4
Financial	0.4	0.3
Business and other services	2.2	2.1
Commercial mortgages	2.6	2.8
Personal
— residential mortgages	30.7	32.0
— other lending	2.4	2.3

	46.7	46.4

Group total loan portfolio	100.0	100.0

Total loans to customers by origin (%) (Continued)
Table 2

	At March 31,

	2004	2003	2002
	IR GAAP	IR GAAP	IR GAAP

	%	%	%
Ireland
Agriculture	1.7	2.0	2.0
Energy	0.7	1.1	1.2
Manufacturing	5.3	6.7	6.8
Construction and property	9.0	8.1	6.4
Distribution	2.3	2.4	2.4
Transport	1.4	0.9	1.6
Financial	1.9	1.4	3.4
Business and other services	4.6	5.0	4.3
Personal
— residential mortgages	18.2	17.5	13.9
— other lending	5.3	5.3	4.8

	50.4	50.4	46.8

United Kingdom
Agriculture	0.1	0.1	0.1
Energy	0.1	0.3	0.2
Manufacturing	1.9	1.3	1.0
Construction and property	3.7	3.4	3.7
Distribution	0.3	0.4	0.4
Transport	0.5	0.4	0.1
Financial	0.3	0.2	0.3
Business and other services	2.0	2.2	1.9
Commercial mortgages	3.1	3.2	3.5
Personal
— residential mortgages	35.4	36.4	40.2
— other lending	2.2	1.7	1.8

	49.6	49.6	53.2

United States
Commercial loans	—	—	—

	—	—	—

Group total loan portfolio	100.0	100.0	100.0

Analysis of Loans to Customers by Maturity and Interest Rate Sensitivity
      The following tables analyse loans by maturity and interest rate sensitivity. Overdrafts, which represent a significant proportion of the portfolio, are classified as repayable within one year. Approximately 11.7% of the Bank of Ireland Group’s loan portfolio at March 31, 2006 was provided on a fixed-rate basis. Fixed-rate loans are defined as those loans for which the interest rate is fixed for the full life of the loan. Variable-rate loans include some loans for which the interest rate is fixed for an initial period (e.g., some residential mortgages) but not for the full life of the loan. The interest rate exposure is managed by Global Markets within agreed policy parameters. See Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.

	As at March 31, 2006
	IFRS

		After
		1 year but
	Within	within	After
	1 year	5 years	5 years	Total

	(in € millions)
Ireland	10,231	16,375	27,596	54,202
United Kingdom	4,268	8,507	34,628	47,403

Total loans by maturity	14,499	24,882	62,224	101,605

Fixed rate	2,007	5,784	4,117	11,908
Variable rate	12,492	19,098	58,107	89,697

Total loans by maturity	14,499	24,882	62,224	101,605

      The following table sets forth an analysis of loans by maturity within each classification as at March 31, 2006.

	As at March 31, 2006
	IFRS

		After
		1 year but
	Within	within	After
	1 year	5 years	5 years	Total

	(in € millions)
Ireland
Agriculture	388	391	381	1,160
Energy	80	155	250	485
Manufacturing	880	2,509	1,461	4,850
Construction and property	3,103	4,397	3,226	10,726
Distribution	780	923	1,283	2,986
Transport	314	690	164	1,168
Financial	393	500	783	1,676
Business and other services	1,300	2,023	2,789	6,112
Personal
— residential mortgages	859	3,017	15,951	19,827
— other lending	2,134	1,770	1,308	5,212

	10,231	16,375	27,596	54,202

United Kingdom
Agriculture	27	26	16	69
Energy	29	19	—	48
Manufacturing	367	400	75	842
Construction and property	1,223	3,704	2,130	7,057
Distribution	24	160	105	289
Transport	116	139	37	292
Financial	286	112	32	430
Business and other services	603	704	892	2,199
Commercial Mortgages	140	736	1,719	2,595
Personal
— residential mortgages	266	1,698	29,207	31,171
— other lending	1,187	809	415	2,411

	4,268	8,507	34,628	47,403

Group total loan portfolio	14,499	24,882	62,224	101,605

Movement in the Allowance for Loan Losses
      The Group’s loan loss experience in recent years has been satisfactory. The charge to the Profit and Loss account has not exceeded 20 basis points in any of the past five years.
      The main factors contributing to this outcome have been the exceptional performance of the Irish economy over the period including almost full employment and a low interest rate environment. Although interest rates have begun to rise in recent months they are still relatively low, on a historical basis.
      In Britain, the robust performance of the economy, low interest rates, which have now reverted to a more normal level, and a concentration on lower risk residential mortgage lending are responsible for the satisfactory loan loss experience there.
      The Group has also invested significantly in credit rating models, which are central to Credit Risk Management within the Group.

      With effect from April 1, 2005 the Group has adopted and applied impairment provisioning methodologies that comply with International Financial Reporting Standards (IFRS). IAS 39 requires that an incurred loss approach be taken to impairment provisioning. Group policy is to assess all credit exposures for objective evidence of impairment on a regular basis and to maintain a stock of provisions that reflects such impairment. The stock of provisions is comprised of two elements: specific provisions and Incurred but not Reported (IBNR) provisions. See under “Impairment Provisions” in the Credit Risk section for greater detail on the application of IAS 39.
      Over the past five years total Group loan loss allowances have declined from €500 million to €359 million, representing 0.88% and 0.35%, respectively, of total loans. A review of the loan loss provision was effected in the year to March 31, 2005, and in light of the favourable economic conditions and the strong quality of assets, an impairment loss write back of €100 million was made. The transition to IAS 39 from April 1, 2005 had no effect on the quantum of impairment provisions required by the Group, and therefore no transition adjustment was required.
      The ratio of loan loss allowances to loans that are impaired was reduced from 151% in 2002 to 45% in 2006. The 151% figure was calculated by dividing total loan loss allowances of €500m by €331m, the total of loans accounted for on a non-accrual basis. The figure of 45% for 2006 is arrived at by dividing impairment provisions of €359m by €796m.

Movement in the Allowance for Loan Losses
      The following table presents information regarding the movement in the allowance for loan losses in each of the five years ended March 31, 2006. Table 1 details the movement using data prepared in accordance with IFRS for the years ended March 31, 2006 and 2005, and table 2 details the movement using data prepared in accordance with IR GAAP information for the years ended March 31, 2004, 2003 and 2002.
Table 1

	Financial year ended
	March 31,

	2006	2005
	IFRS	IFRS(1)

	Impairment	Impairment

	(in € millions)
Allowance at beginning of year	318.7	471.8
Total allowance	318.7	471.8

Exchange adjustments	0.6	(9.2)

Recovery of amounts previously charged off:
Ireland	19.6	19.5
United Kingdom	1.7	1.9

Total recovery of amounts previously charged off	21.3	21.4

Amounts charged off:
Ireland	(71.9)	(131.9)
United Kingdom	(13.1)	(12.6)

Total amounts charged off	(85.0)	(144.5)

Provision for impairment losses charged to income:
Ireland	73.5	86.6
United Kingdom	29.9	(7.4)

	103.4	79.2

Impairment loss write back	—	(100.0)

Allowance at end of year	359.0	318.7

Total allowance	359.0	318.7

(1)	Figures presented in accordance with IFRS excluding IAS 32, 39 and IFRS 4.

Movement in the Allowance for Loan Losses (Continued)
Table 2

	Financial year ended March 31,

	2004		2003		2002
	IR GAAP		IR GAAP		IR GAAP

	Specific	General	Specific	General	Specific	General

	(in € millions)
Allowance at beginning of year	169.5	310.2	158.8	341.4	123.2	307.2
Total allowance	479.7		500.2		430.4

Exchange adjustments	1.3	5.9	(7.7)	(22.4)	1.4	2.2

Recovery of amounts previously charged off:
Ireland	12.3	—	4.1	—	14.4	—
United Kingdom	0.7	—	1.5	—	4.7	—

Total recovery of amounts previously charged off	13.0	—	5.6	—	19.1	—

Amounts charged off:
Ireland	(105.3)	—	(77.4)	—	(39.0)	—
United Kingdom	(9.3)	—	(19.0)	—	(16.1)	—

Total amounts charged off	(114.6)	—	(96.4)	—	(55.1)	—

Provision for loan losses charged to income:
Ireland	113.0	(29.7)	102.5	(25.2)	62.1	9.6
United Kingdom	8.6	(5.4)	6.7	16.4	8.1	22.4

	121.6	(35.1)	109.2	(8.8)	70.2	32.0

Allowance at end of year	190.8	281.0	169.5	310.2	158.8	341.4

Total allowance	471.8		479.7		500.2

Provisions and allowances for loan losses (%)
      The following table presents additional information regarding provisions and allowances for loan losses for each of the five years ending March 31, 2006. Table 1 details the information using data prepared in accordance with IFRS for the years ended March 31, 2006 and 2005, and table 2 details the information using data prepared in accordance with IR GAAP information for the years ended March 31, 2004, 2003 and 2002.
Table 1

	For the Financial Year Ended
	March 31,

	2006	2005
	IFRS	IFRS(1)

	(in € millions,
	except percentages)
	%	%
Allowance at end of year as a percentage of total loans to customers at end of year:
Ireland	0.53	0.64
United Kingdom	0.15	0.11

Total	0.35	0.40

Specific	0.23	0.23
IBNR	0.12	0.17

Total	0.35	0.40

Allowance at end of year as a percentage of impaired loans at end of year(2)
Ireland	51.08	100.5
United Kingdom	30.86	70.0

Total	45.25	95.1

Average loans to customers(3)	93,075	74,304
Provisions charged to income as a percentage of average loans to customers:
Specific	0.10	0.16
IBNR	0.01	(0.05)

Total	0.11	0.11

Net loans charged off as a percentage of average loans to customers	0.07	0.17

(1)	Figures presented in accordance with IFRS excluding IAS 32, 39 and IFRS 4.

Provisions and allowances for loan losses (%) (continued)
Table 2

	For the Financial Year ended
	March 31,

	2004	2003	2002
	IR GAAP	IR GAAP	IR GAAP

	%	%	%
Allowance at end of year as a percentage of total loans to customers at end of year:
Ireland	0.92	1.12	1.02
United Kingdom	0.46	0.54	0.75

Total	0.69	0.84	0.88

Specific	0.28	0.30	0.28
General	0.41	0.54	0.60

Total	0.69	0.84	0.88

Allowance at end of year as a percentage of loans accounted for on a non-accrual basis at end of year:(2)
Ireland	98.0	121.3	126.5
United Kingdom	293.2	300.5	197.9

Total	125.7	150.1	151.3

Average loans to customers(3)	62,129	57,145	55,197
Provisions charged to income as a percentage of average loans to customers:
Specific	0.20	0.20	0.13
General	(0.06)	(0.02)	0.06

Total	0.14	0.18	0.19

Net loans charged off as a percentage of average loans to customers	0.16	0.16	0.07

(2)	Prior to the implementation of IFRS accruing loans which were contractually past due 90 days or more as to principal or interest payments and loans which were ‘troubled debt restructurings’ as defined in SFAS No. 15 ‘Accounting by Debtors and Creditors for Troubled Debt Restructuring’ were not included. The March 2006 calculation (45.25%) which is based on impaired loans does include accruing loans which are contractually past due 90 days or more as to principal or interest payments. The comparable figure for March 2005 is 44.93%.

(3)	Average loans include average interest earning and non-interest earning loans.

Loans charged off
      The following table provides information regarding loans charged off for each of the five years ended March 31, 2006. Table 1 details the information using data prepared in accordance with IFRS for the years ended March 31, 2006 and 2005, and table 2 details the information using data prepared in accordance with IR GAAP information for the years ended March 31, 2004, 2003 and 2002.
Table 1

	At March 31,

	2006	2005
	IFRS	IFRS(1)

	(in € millions)	(in € millions)
Ireland
Agriculture	2.0	3.6
Energy	—	7.7
Manufacturing	1.2	1.5
Construction and property	1.8	2.2
Distribution	2.9	2.0
Transport	—	—
Financial	—	—
Business and Other Services	20.7	47.2
Personal
— Residential Mortgages	—	—
— Other lending	43.3	67.7

	71.9	131.9

United Kingdom
Agriculture	0.1	0.1
Manufacturing	0.4	2.8
Construction and property	0.2	0.1
Distribution	0.4	0.1
Transport	—	—
Financial	—	—
Business and Other Services	0.6	1.5
Commercial mortgages	0.4	1.0
Personal
— Residential Mortgages	—	—
— Other lending	11.0	7.0

	13.1	12.6

Group total	85.0	144.5

(1)	Figures presented in accordance with IFRS excluding IAS 32, 39 and IFRS 4.

Loans charged off (continued)
Table 2

	At March 31,

	2004	2003	2002
	IR GAAP	IR GAAP	IR GAAP

	(in € millions)
Ireland
Agriculture	3.3	2.9	1.7
Energy	15.4	5.0	—
Manufacturing	5.2	21.9	12.8
Construction and property	4.3	1.8	0.8
Distribution	1.6	2.1	1.3
Transport	—	—	—
Financial	—	—	—
Business and Other Services	22.1	14.5	5.7
Personal
— Residential Mortgages	—	—	—
— Other lending	53.4	29.2	16.7

	105.3	77.4	39.0

United Kingdom
Agriculture	0.1	0.1	0.1
Manufacturing	0.6	7.6	0.9
Construction and property	0.5	1.1	0.4
Distribution	0.5	0.3	4.5
Transport	—	—	—
Financial	—	—	—
Business and Other Services	1.2	2.7	1.2
Commercial mortgages	1.4	2.2	—
Personal
— Residential Mortgages	0.6	0.2	3.8
— Other lending	4.4	4.8	5.2

	9.3	19.0	16.1

Group total	114.6	96.4	55.1

Recoveries of loans previously charged off
      The following table presents an analysis of the Group’s recoveries of loans previously charged off for each of the five years ended March 31, 2006. Table 1 details the information using data prepared in accordance with IFRS for the years ended March 31, 2006 and 2005, and table 2 details the information using data prepared in accordance with IR GAAP information for the years ended March 31, 2004, 2003 and 2002.
Table 1

	At March 31,

	2006	2005
	IFRS	IFRS(1)

	(in € millions)
Ireland
Agriculture	0.5	0.6
Manufacturing	0.2	1.0
Construction and property	0.3	0.8
Distribution	0.3	0.3
Transport	—	—
Financial	—	—
Business and Other Services	8.2	6.9
Personal
— Residential Mortgages	—	—
— Other lending	10.1	9.9

	19.6	19.5

United Kingdom
Agriculture	0.1	—
Manufacturing	0.3	0.1
Construction and property	0.1	0.1
Distribution	0.1	0.1
Transport	—	—
Financial	—	—
Business and Other Services	0.2	0.3
Commercial mortgages	0.1	0.3
Personal
— Residential Mortgages	—	0.1
— Other lending	0.8	0.9

	1.7	1.9

Group total	21.3	21.4

(1)	Figures presented in accordance with IFRS excluding IAS 32, 39 and IFRS 4.

Recoveries of loans previously charged off (continued)
Table 2

	At March 31,

	2004	2003	2002
	IR GAAP	IR GAAP	IR GAAP

	(in € millions)
Ireland
Agriculture	0.5	0.2	1.2
Manufacturing	3.5	1.3	0.1
Construction and property	0.3	0.1	0.3
Distribution	0.3	0.1	0.8
Transport	—	—	—
Financial	—	—	—
Business and Other Services	3.1	0.6	2.7
Personal
— Residential Mortgages	—	—	—
— Other lending	4.6	1.8	9.3

	12.3	4.1	14.4

United Kingdom
Agriculture	—	—	—
Manufacturing	0.3	0.1	0.2
Construction and property	—	—	1.5
Distribution	—	0.4	0.1
Transport	—	—	—
Financial	—	—	—
Business and Other Services	0.1	0.1	1.1
Commercial mortgages	0.1	0.4	—
Personal
— Residential Mortgages	—	—	1.5
— Other lending	0.2	0.5	0.3

	0.7	1.5	4.7

Group total	13.0	5.6	19.1

Analysis of allowances for loan losses by sector
      The following table presents an analysis of allowances for loan losses at March 31, for each of the five years ended March 31, 2006. Table 1 details the information using data prepared in accordance with IFRS for the years ended March 31, 2006 and 2005, and table 2 details the information using data prepared in accordance with IR GAAP information for the years ended March 31, 2004, 2003 and 2002.
Table 1

	At March 31,

	2006	2005
	IFRS	IFRS(1)

	(in € millions)
Ireland
Agriculture	10.4	11.6
Energy	0.1	8.4
Manufacturing	5.3	8.4
Construction and property	8.5	5.6
Distribution	9.1	6.6
Transport	—	—
Financial	—	—
Business and Other Services	95.0	51.5
Personal
— Residential Mortgages	7.8	4.0
— Other lending	52.9	60.4

	189.1	156.5

United Kingdom
Agriculture	0.6	0.2
Manufacturing	0.9	1.4
Construction and property	1.2	1.9
Distribution	0.4	0.7
Transport	—	—
Financial	—	—
Business and Other Services	13.8	4.4
Commercial mortgages	0.3	3.5
Personal
— Residential Mortgages	7.4	0.7
— Other lending	18.4	12.1

	43.0	24.9

Total specific allowance	232.1	181.4
Total IBNR allowance	126.9	137.3

Total group allowance	359.0	318.7

(1)	Figures presented in accordance with IFRS excluding IAS 32, 39 and IFRS 4.

Analysis of allowances for loan losses by sector (continued)
Table 2

	At March 31,

	2004	2003	2002
	IR GAAP	IR GAAP	IR GAAP

	(in € millions)
Ireland
Agriculture	13.1	11.2	10.8
Energy	11.1	5.9	0.1
Manufacturing	6.3	9.6	20.7
Construction and property	8.3	12.9	4.3
Distribution	8.3	7.0	7.6
Transport	—	—	—
Financial	—	—	—
Business and Other Services	60.7	28.9	13.6
Personal
— Residential Mortgages	0.9	0.6	0.5
— Other lending	58.7	71.2	63.4

	167.4	147.3	121.0

United Kingdom
Agriculture	0.1	0.1	0.1
Manufacturing	4.1	4.2	12.9
Construction and property	1.9	2.4	3.5
Distribution	0.6	0.5	1.4
Transport	—	—	—
Financial	—	—	—
Business and Other Services	5.0	4.7	7.7
Commercial mortgages	1.8	1.1	—
Personal
— Residential Mortgages	0.2	0.3	2.9
— Other lending	9.7	8.9	9.3

	23.4	22.2	37.8

Total specific allowance	190.8	169.5	158.8
Total general allowance	281.0	310.2	341.4

Total group allowance	471.8	479.7	500.2

Loan losses as a percentage of total loans
      The following table presents an analysis of allowances for loan losses as a percentage of total loans at March 31, for each of the five years ended March 31, 2006. Table 1 details the information using data prepared in accordance with IFRS for the years ended March 31, 2006 and 2005, and table 2 details the information using data prepared in accordance with IR GAAP information for the years ended March 31, 2004, 2003 and 2002.
Table 1

	At March 31,

	2006	2005
	IFRS	IFRS(1)

	(%)	(%)
Ireland
Agriculture	0.90	1.01
Energy	0.02	1.76
Manufacturing	0.11	0.20
Construction and property	0.08	0.07
Distribution	0.30	0.29
Transport	—	—
Financial	—	—
Business and Other Services	1.57	1.24
Personal
— Residential Mortgages	0.03	0.03
— Other lending	1.05	1.33

	0.35	0.36

United Kingdom
Agriculture	0.87	0.30
Manufacturing	0.11	0.21
Construction and property	0.02	0.04
Distribution	0.14	0.38
Transport	—	—
Financial	—	—
Business and Other Services	0.63	0.25
Commercial mortgages	0.01	0.16
Personal
— Residential Mortgages	0.02	—
— Other lending	0.76	0.66

	0.09	0.07

Total specific allowance	0.23	0.23
Total IBNR allowance	0.12	0.17

Total group allowance	0.35	0.40

(1)	Figures presented in accordance with IFRS excluding IAS 32, 39 and IFRS 4.

Loan losses as a percentage of total loans (Continued)
Table 2

	At March 31

	2004	2003	2002
	IR GAAP	IR GAAP	IR GAAP

	(%)
Ireland
Agriculture	1.16	0.98	0.97
Energy	2.29	0.91	0.01
Manufacturing	0.18	0.25	0.53
Construction and property	0.14	0.28	0.12
Distribution	0.53	0.50	0.56
Transport	—	—	—
Financial	—	—	—
Business and Other Services	1.93	1.01	0.55
Personal
— Residential Mortgages	0.01	0.01	0.01
— Other lending	1.62	2.35	2.33

	0.49	0.51	0.45

United Kingdom
Agriculture	0.14	0.17	0.18
Manufacturing	0.32	0.58	2.18
Construction and property	0.07	0.12	0.17
Distribution	0.30	0.22	0.62
Transport	—	—	—
Financial	—	—	—
Business and Other Services	0.36	0.38	0.70
Commercial mortgages	0.08	0.06	—
Personal
— Residential Mortgages	—	—	0.01
— Other lending	0.66	0.89	0.92

	0.07	0.08	0.12

Total specific allowance	0.28	0.30	0.28
Total general allowance	0.41	0.54	0.60

Total group allowance	0.69	0.84	0.88

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
      The amount of loans set out below do not give effect to available security and are before the deduction of specific provisions, which would have been so reported had the Commission’s classifications been employed. The category of non-accrual loans includes those loans on which interest continues to be accrued but against which specific provisions have been made.

      Table 1 details the information using data prepared in accordance with IFRS for the years ended March 31, 2006 and 2005, and table 2 details the information using data prepared in accordance with IR GAAP information for the years ended March 31, 2004, 2003 and 2002.
Table 1

	At March 31,

	2006	2005
	IFRS	IFRS(1)

	(in € millions)
Loans accounted for on a non-accrual basis
Ireland(2)	284	275
United Kingdom(2)	57	60

Total	341	335

Accruing loans which are contractually past due 90 days or more as to principal or interest(3)(4)
Ireland	281	206
United Kingdom	174	169

Total	455	375

Restructured loans not included above	—	—

(1)	Figures presented in accordance with IFRS excluding IAS 32, 39 and IFRS 4.
Table 2

	At March 31,

	2004	2003	2002
	IR GAAP	IR GAAP	IR GAAP

	(in € millions)
Loans accounted for on a non-accrual basis
Ireland(2)	322	268	216
United Kingdom(2)	53	51	115

Total	375	319	331

Accruing loans which are contractually past due 90 days or more as to principal or interest(3)(4)
Ireland	216	228	167
United Kingdom	132	160	200

Total	348	388	367

Restructured loans not included above	—	—	—

(2)	Includes loans in Ireland and the United Kingdom where interest is accrued but provision has been made. The loans on which no interest is accrued amounted to €213 million (2005: €160 million) and the provisions thereon amounted to €119 million (2005: €112 million).

(3)	Overdrafts generally have no fixed repayment schedule and are not included in this category.

(4)	Includes home mortgage loans in Ireland and the United Kingdom (March 31, 2006: €97.0 million in Ireland and €155.0 million in the United Kingdom) which are secured and, typically in the UK, where the original loan to value ratio exceeds 75%, benefit from mortgage indemnity insurance.
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
      Cross-border outstandings exceeding 1% of total assets are set forth in the following tables. Table 1 details the information using data prepared in accordance with IFRS for the years ended March 31, 2006 and 2005 and table 2 details the information using data prepared in accordance with IR GAAP information for the year ended March 31, 2004.
Table 1

	Banks and		Commercial
	other	Government	and industrial
	financial	and official	and other		As percentage of
	institutions	institutions	private sector	Total	total assets(2)

	(in € millions, except percentages)
IFRS
As at March 31, 2006
United Kingdom	2,452	—	761	3,213	2.0%
IFRS(1)
As at March 31, 2005
United Kingdom	2,025	—	599	2,624	2.1%
Table 2

	Banks and		Commercial
	other	Government	and industrial
	financial	and official	and other		As percentage of
	institutions	institutions	private sector	Total	total assets(1)

(in € millions, except percentages)
IR GAAP
As at March 31, 2004
United Kingdom	1,195	7	428	1,630	1.5%

(1)	Figures presented in accordance with IFRS excluding IAS 32, 39 and IFRS 4.

(2)	Assets, consisting of total assets as reported in the consolidated balance sheet plus acceptances were €162.4 billion at March 31, 2006 (March 31, 2005 IR GAAP: €126.5 billion and March 31, 2004 IR GAAP: €106.5 billion).

      Cross-border outstandings to borrowers in countries in which such outstandings amounted to between 0.75% and 1.0% of total assets in aggregate were nil at March 31,2006, €1,156 million at March 31, 2005 and €879 million at March 31, 2004. The country concerned in 2005 and 2004 was Germany.
      As at March 31, 2006, Bank of Ireland Group had no significant exposure to countries experiencing liquidity problems.
Debt Securities
      The following tables show the book value of Bank of Ireland Group’s debt securities at March 31, 2006, 2005 and 2004. Table 1 details the information using data prepared in accordance with IFRS for the years ended March 31, 2006 and 2005, and table 2 details the information using data prepared in accordance with IR GAAP information for the year ended March 31, 2004.
Table 1

	At March 31,

	2006	2005
	IFRS	IFRS

	(in € millions)
Irish Government	2,975	3,569
Other European government	4,556	2,600
U.S. Treasury and U.S. government agencies	520	—
Collateralised Mortgage Obligations	2,659	—
Corporate bonds	13,776	15,027
Other securities	7,048	1,515

	31,534	22,711

Table 2

At March 31, 2004
IR GAAP

(in € millions)
Irish Government	3,416
Other European government	1,590
U.S. Treasury and U.S. government agencies	49
Corporate bonds	9,446
Other securities	1,175

15,676

      The market value of Bank of Ireland Group’s Irish Government securities (the book value of which exceeded 10% of stockholders’ equity) at March 31, 2006 was €3.0 billion (2005 IFRS: €3.6 billion and 2004 IR GAAP: €3.4 billion).

      The following table categorizes the Group’s Available-for-sale debt securities assets by maturity and weighted average yield at March 31, 2006.

	At March 31, 2006
	IFRS

			More than 1 year		More than 5 years
	Less than 1 year		less than 5 years		less than 10 years		After 10 years

	Market	Percent	Market	Percent	Market	Percent	Market	Percent
	Value	Yield	Value	Yield	Value	Yield	Value	Yield

	(in € millions, except percentages)
Irish government	—	—	2,071	3.58	328	5.00	—	—
Other European government	364	3.70	939	4.33	1,639	4.60	—	—
US Treasury & US government agencies	—	—	495	4.13	25	4.47	—	—
Collateralised Mortgage Obligations	162	5.38	921	4.79	1,365	4.59	211	2.88
Corporate bonds	2,836	3.86	8,533	3.87	1,834	3.69	30	3.63
Other	4,800	3.77	962	3.45	515	4.33	150	4.68

Total market value	8,162		13,921		5,706		391

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
      The following tables analyse placings with banks, based on the branches from which the placing is made. Placings with banks are included in Loans and Advances to Banks in the financial statements. Table 1 details the information using data prepared in accordance with IFRS for the years ended March 31, 2006 and 2005, and table 2 details the information using data prepared in accordance with IR GAAP information for the year ended March 31, 2004.
Table 1

	At March 31,

	2006	2005
	IFRS	IFRS

	(in € millions)
Placings with banks repayable within 30 days:
Domestic	4,854	3,393
Foreign	958	356

Total	5,812	3,749

Placings with banks repayable beyond 30 days:
Domestic	4,674	4,492
Foreign	90	106

Total	4,764	4,598

Total	10,576	8,347

Table 2

At March 31, 2004
IR GAAP

(in € millions)
Placings with banks repayable within 30 days:
Domestic	1,722
Foreign	407

Total	2,129

Placings with banks repayable beyond 30 days:
Domestic	4,751
Foreign	873

Total	5,624

Total	7,753

LIABILITIES
Deposits
      The following tables analyse average deposits by customers based on the location of the branches in which the deposits are recorded for each of the three years ended March 31, 2006. Table 1 details the information using data prepared in accordance with IFRS for the years ended March 31, 2006 and 2005, and table 2 details the information using data prepared in accordance with IR GAAP information for the year ended March 31, 2004.
Table 1

	2006	2005
	IFRS	IFRS

	(in € millions)
Branches in Ireland	45,430	32,142
Branches outside Ireland	21,544	22,809

Total	66,974	54,951

	Average		Average
	Interest Rate	2006	Interest Rate	2005
	during 2006	IFRS	during 2005	IFRS

	%	(in € millions)%		(in € millions)
Branches in Ireland
Current accounts:
Interest bearing	1.0	1,096	1.1	971
Non-interest bearing	—	9,613	—	8,006
Deposit accounts:
Demand	0.6	12,535	0.7	11,488
Time	1.5	14,506	0.8	11,035
Other deposits	3.5	7,680	6.8	642

		45,430		32,142

Branches outside Ireland
Current accounts:
Interest bearing	4.6	2,499	3.5	2,553
Non-interest bearing	—	965	—	880
Deposit accounts:
Demand	4.7	6,058	4.0	7,975
Time	5.8	11,612	4.5	11,397
Other Deposits	4.5	410	—	4

		21,544		22,809

Total		66,974		54,951

Table 2

2004
IR GAAP

(in € millions)
Branches in Ireland	28,082
Branches outside Ireland	21,424

Total	49,506

	Average
	Interest Rate	2004
	during 2004	IR GAAP

	%	(in € millions)
Branches in Ireland
Current accounts:
Interest bearing	1.0	850
Non-interest bearing	—	6,656
Deposit accounts:
Demand	1.1	10,936
Time	0.8	9,640

		28,082

Branches outside Ireland
Current accounts:
Interest bearing	2.6	2,312
Non-interest bearing	—	770
Deposit accounts:
Demand	2.8	8,449
Time	5.1	9,893

		21,424

Total		49,506

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

	At March 31, 2006
	IFRS

	0-3	3-6	6-12	Over 12
	months	months	months	months

	(in € millions)
Time deposits
Domestic branches	3,575	388	269	1,816
Foreign branches	4,839	656	712	628
Certificates of deposit
Domestic branches	248	535	309	99
Foreign branches	—	108	—	—

	8,662	1,687	1,290	2,543

      Non-resident deposits held in domestic branches at March 31, 2006 accounted for approximately 3.9% of total deposits.
Short-Term Borrowings
      The following table shows details of short-term borrowings of the Group for each of the three years ended March 31, 2006. Table 1 details the information using data prepared in accordance with IFRS for the years ended

March 31, 2006 and 2005, and table 2 details the information using data prepared in accordance with IR GAAP information for the year ended March 31, 2004.
Table 1

	At March 31, 2006	At March 31, 2005
	IFRS	IFRS

	(in € millions, except percentages)
Debt securities in issue
End of year outstandings	36,814	21,217
Highest month-end balance	36,814	21,217
Average balance	30,193	17,746
Average rate of interest
At year-end	4.1%	2.5%
During year	3.7%	3.0%
Deposits by banks
End of year outstandings	22,385	17,539
Highest month-end balance	22,958	19,020
Average balance	19,079	16,370
Average rate of interest
At year-end	3.7%	3.4%
During year	2.9%	2.2%
Repurchase agreements
End of year outstandings	10,167	3,326
Highest month-end balance	10,832	4,173
Average balance	7,692	3,757
Average rate of interest
At year-end	3.4%	2.3%
During year	3.5%	2.2%
Table 2

At March 31, 2004
IR GAAP

(in € millions,
except percentages)
Debt securities in issue
End of year outstandings	12,917
Highest month-end balance	13,022
Average balance	11,086
Average rate of interest
At year-end	1.9%
During year	2.1%
Deposits by banks
End of year outstandings	14,068
Highest month-end balance	14,521
Average balance	14,974
Average rate of interest
At year-end	2.7%
During year	2.7%
      Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year-end are average rates for a single day and as such may reflect one-day market distortion, which may not be indicative of generally prevailing rates.

Item 6     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
DIRECTORS AND SENIOR MANAGEMENT
      The strategic direction of the Group is provided by the Court of Directors (the “Court”) which comprises executive and non-executive Directors. Management is delegated to certain officers and committees of the Court.
      Certain information concerning the Directors and executive officers as at August 18, 2006 is set out below and, in the case of executive Directors, the year of appointment to their present position in square brackets.

Name	Age	Position held	Year appointed a director

Directors
Richard Burrows	60	Governor	2000
Denis O’Brien	48	Deputy Governor	2000
Brian J Goggin [2004]	54	Group Chief Executive	2000
John O’Donovan [2001]	54	Group Chief Financial Officer	2002
David J Dilger	49	Non-Executive Director	2003
Paul M Haran	49	Non-Executive Director	2005
Declan McCourt	60	Non-Executive Director	2004
George M Magan	60	Non-Executive Director	2003
Caroline A Marland	60	Non-Executive Director	2001
Thomas J Moran	53	Non-Executive Director	2001
Terence V Neill	61	Non-Executive Director	2004
Executive Officers
Richie Boucher	48	Chief Executive, Retail Financial Services Ireland
John Clifford	56	Group Secretary
Des Crowley	46	Chief Executive, UK Financial Services
Kevin Dolan	52	Chief Executive, Asset Management Services
Denis Donovan	52	Chief Executive, Wholesale Financial Services
Cyril Dunne	46	Group Transformation Director
Michael Grealy	46	Head of Group HR
Ronan Murphy	54	Group Chief Risk Officer
Tony Wyatt	57	Director, Group Manufacturing
Non-Executive Officers
Richard Burrows     XX C
Governor
      Appointed to the Court in 2000. Deputy Governor 2002-2005, Senior Independent Director 2003-2005, Governor since July 2005. Former co-chief executive of Pernod Ricard S.A. (2000-2005) and former chief executive of Irish Distillers Group (1978-2000). A director of Pernod Ricard S.A. and chairman of Irish Distillers.
      (Age 60)

Denis O’Brien BA MBA     X CC T
Deputy Governor
      Appointed to the Court in 2000. Appointed Deputy Governor on September 14, 2005. Chairman of Digicel Group, the Governing Body of the National College of Ireland and the Irish Ernst & Young Entrepreneur of the Year Judging Panel. A director of Aergo Capital Ltd, Communicorp Group Ltd, Oakhill plc and Frontline  — International Foundation for the Protection of Human Rights and a number of other companies.
      (Age 48)
Executive Directors
Brian J Goggin M Sc (Mgt) FCCA
Group Chief Executive
      Joined Bank of Ireland in 1969. Subsequently served in a variety of senior management positions within Bank of Ireland Group in the United States, Britain and Ireland. Appointed Chief Executive Corporate and Treasury in 1996, Chief Executive Wholesale Financial Services in 2002, Chief Executive Asset Management Services in 2003 and appointed Group Chief Executive in June 2004. Appointed to the Court in 2000. President, Irish Chapter, The Ireland — U.S. Council.
      (Age 54)
John O’Donovan B Comm FCA
Group Chief Financial Officer
      Joined the Group in 2001 as Group Chief Financial Officer. Appointed to the Court in 2002. Formerly Group Finance Director/ Company Secretary of Aer Lingus.
      (Age 54)
Non-Executive Directors
David Dilger CBE BA FCA     ++ CC
      Appointed to the Court in 2003. Chief Executive Officer of Greencore Group plc since 1995, Chief Operating Officer from 1992 and Chief Executive of Food Industries plc, which was acquired by Greencore, from 1988.
      (Age 49)
Paul Haran M Sc, B Sc     CC T*
      Appointed to the Court in 2005. Chairman of the National Qualifications Authority of Ireland and of UCD Michael Smurfit School of Business and Principal, UCD College of Business & Law. A member of the Forum of the Economic and Social Research Institute, a Council member of the Irish Management Institute and a member of the Road Safety Authority. Appointed by the Minister for Justice and Law Reform to chair the Working Group on Legal Costs. Former Secretary General of the Department of Enterprise, Trade and Employment and a former member of the National Economic and Social Council and the Board of Forfas. A Director of Glanbia plc, the Mater Private Hospital and Edward Dillon & Company Ltd.
      (Age 49)

George Magan FCA     () ++XX
      Appointed to the Court in 2003. Appointed Senior Independent Director in July 2005. A Partner in Rhône Group, a private equity company headquartered in New York and Chairman of Morgan Shipley, an investment banking company based in Dubai. Former director of Morgan Grenfell and former Chairman of JO Hambro Magan, NatWest Markets Corporate Finance and Hawkpoint Partners Limited.
      (Age 60)
Caroline A Marland     CC
      Appointed to the Court in 2001. A director of Virgin Mobile Holdings (UK) plc. Former Managing Director of Guardian Newspapers, a former member of the main board of directors of the Institute of Directors in the UK and a former director of Burberry Group plc and Arcadia Group plc.
      (Age 60)
Declan McCourt BL MA MBA     + XX
      Appointed to the Court in 2004. Chief Executive of automotive distributor, the OHM Group, Chairman of the Mater Hospital Foundation and of UCD Law School Development Council and a director of Fyffes plc, Blackrock International Land plc, Dublin Docklands Development Authority and a number of other companies.
      (Age 60)
Thomas J Moran B Sc       CC ++
      Appointed to the Court in 2001. Chairman, President and Chief Executive Officer of Mutual of America Life Insurance Company. A member of the Taoiseach’s Economic Advisory Board, the boards of the Irish Chamber of Commerce in the USA, the North American Board of the Michael Smurfit Graduate School of Business at UCD and the Ireland — US Council for Commerce. Chairman of Concern Worldwide (US).
      (Age 53)
Terry Neill MA M Econ Sc     ++ XX
      Appointed to the Court in 2004. Chairman of Meridea Oy and of the Council of Friends of Camerata Ireland. A member of the Governing Body and chairman of the Finance Committee of London Business School. A member of the Boards of CRH plc and Trinity Foundation. Former Senior Partner in Accenture and former chairman of its global Board.
      (Age 61)

()	Senior Independent Director

+	Chairman of Group Audit Committee

++	Member of Group Audit Committee

X	Chairman of Group Remuneration Committee

XX	Member of Group Remuneration Committee

C	Chairman of Group Nomination & Governance Committee

CC	Member of Group Nomination & Governance Committee

T*	Chairman, Board of Trustees of the Bank Staff Pension Fund

T	Trustee of the Bank Staff Pension Fund

Terms of Office of the Directors
      In accordance with the Bye-Laws of the Bank each Director, if eligible, must submit himself/herself for re-election by the stockholders every three years. The normal retirement age for Directors is age 68.
REMUNERATION OF DIRECTORS AND OFFICERS
      The aggregate remuneration paid by the Group to the Directors and Executive Officers (28 persons) then in office, for the financial year ended March 31, 2006, was €20.6 million, including amounts paid under bonus and/or profit-sharing plans. The aggregate amount, included in the above figure, set aside by the Group in the financial year ended March 31, 2006 to provide pension benefits for these Directors and Executive Officers amounted to €2.44 million. None of the Directors or Executive Officers beneficially holds more than 1% of the share capital on an individual basis. Additional information regarding remuneration of Directors is set out in Note 48 to our Consolidated Financial Statements.
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
Employees’ Profit Sharing Plan
      All employees of the Group and of its participating wholly owned subsidiaries in Ireland, Northern Ireland and Britain (each a “Participating Company”), including Executive Directors, whose remuneration is subject to Irish or UK Income Tax under Schedule E, may participate in a profit sharing plan, the Bank of Ireland Group Employee Stock Issue Scheme (the “Scheme”). To be eligible to do so, they must have had an existing contract of employment with a Participating Company on the last day of the Group’s financial year, which contract must have existed for a period of at least 12 months as at that date and be still in existence on the date on which a profit sharing announcement is made. Each year the Court of Directors, who have authority from the stockholders, may set aside an element of Group profit before taxation for allocation to the trustees of the scheme to enable them to acquire units of Ordinary Stock on behalf of the scheme participants. Currently the amount set aside is related to overall Group performance assessed in terms of real growth in underlying earnings per share (“EPS”) and cost savings achieved under the Group’s Strategic Transformation programme. Real growth in underlying EPS is the growth in underlying EPS over the financial year adjusted to take account of inflation.
      The maximum distribution under the schemes is 6% of a participant’s salary, determined by reference to Group Performance.
      Employees have the choice of taking their allocation under the Scheme in cash, or in the Ordinary Stock of the Bank. Such stock, when allotted, is held on the employee’s behalf by the Trustees of the Scheme for a minimum period of two years. An additional feature of the Irish version of the plan permits those who choose to take the free stock to forego an amount of their salary towards the acquisition of up to an equivalent amount of stock to be held on the same basis. The Directors have authority from the stockholders to approve profit share payments under the Scheme. To date, annual payments have ranged between zero and six percent of each participant’s basic remuneration. The most recent payment approved under the Scheme was six percent of basic remuneration for the financial year ended March 31, 2006. As at March 31, 2006, 0.34% of the Group’s Issued Ordinary Stock was held by the Trustees of the Scheme.

Limitations on Stock Issue and Stock Option Plans
      All of the employee stock issue and stock option schemes are subject to a range of flow rate controls approved by the stockholders and which conform to institutional investor guidelines.
      The exercise of all options, excluding options granted under the Group Sharesave Scheme, granted under the 1996 Executive Stock Option Scheme is conditional upon earnings per share achieving a cumulative growth of at least 2% per annum compound above the increase in the Consumer Price Index over either the three-year period, or if not achieved, the six-year period, commencing with the period in which the options are granted. Options to subscribe for units of Ordinary Stock are granted under the terms of the Stock Option Scheme. The original scheme was approved by the stockholders at the Annual General Court in July 1986. This was succeeded in 1996 by the “Bank of Ireland Group Stock Option Scheme — 1996”, and its successor scheme, the “Bank of Ireland Group Executive Stock Option Scheme — 2004”, which was approved by the stockholders at the Annual General Court held in July 2004. Key executives may participate in the current scheme at the discretion of the Remuneration Committee. The subscription price per unit of stock shall not be less than the market value of the stock at the date of grant.
      The exercise of all options, excluding options granted under the Group Sharesave Scheme, granted under the 2004 Executive Stock Option Scheme are conditional upon underlying earnings per share achieving a cumulative growth of at least 5% per annum compound above the increase in the Consumer Price Index over the three year performance period, commencing with the period in which the options are granted. If this performance condition is not achieved, the options lapse.
Group Sharesave Scheme
      At the 1999 Annual General Court the stockholders approved the establishment of a Sharesave (“SAYE”) Scheme. This Scheme was launched in February 2000 and options to purchase units of Ordinary Stock were granted to participating employees at an option price of €5.40, which represented a 20% discount to the then market price. A further offer under the scheme was made in December 2003 and options to purchase Ordinary Stock were granted to participating employees in the Republic of Ireland at an option price of €7.84 which represented a 25% discount on the then market price and to participating employees in the UK at an option price of €8.37 which represented a 20% discount to the then market price. As at March 31, 2006, there are outstanding options under the scheme over 10,042,390 units of Ordinary Stock (1.06 % of the issued ordinary capital). These options are ordinarily exercisable, provided the participant’s savings contracts are complete between February 2007 and September 2009. See Note 38 to our Consolidated Financial Statements.
      The outstanding options under the Scheme, which stood at 10,042,390 at March 31, 2006 and 15,435,223 at March 31, 2005 and 16,770,743 at March 31, 2004 are exercisable, provided the participant’s savings contracts are complete, between February 2007 and September 2009.
Long Term Incentive Plan
      As at March 31, 2006 conditional awards totalling 1,661,433 units of stock (2006: 62,682; 2005: 626,500; 2004: 678,500 and 2003: 293,751 units of stock) were outstanding to the current participants of the Long Term Incentive Plan and its predecessor the LTPSP.
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

      The total pension cost for the Group in respect of the financial year ended March 31, 2006 was €139 million of which €108 million related to the main scheme.
Interest of Management in Certain Transactions
      No transaction material to the Group has been entered into in the last three fiscal years to which the Group or any of its subsidiaries was a party in which any Director or officer of the Group, any significant shareholder or any relative or spouse thereof had a direct or indirect material interest, and to the knowledge of the Group, no such transactions are presently proposed. Further details of Related Party Transactions with the Directors are outlined in Note 43 to the Consolidated Financial Statements.
Indebtedness of Directors and Executive Officers
      The aggregate amount of indebtedness of Directors (12 persons) and their connected persons, on normal commercial terms, to the Bank of Ireland Group amounted to €28.3 million at March 31, 2006. The interest rates payable thereon and other terms were at prevailing market rates and terms and reflect ordinary commercial transactions and do not involve more than the normal risk of collectibility or present other unfavorable features. The aggregate amount of indebtedness of Executive Directors and Executive Officers of the Group (5 persons) not included in the above figure, on terms similar to those on which loans are made to members of staff generally, which are at interest rates more favorable than prevailing market rates, was €3,404,062 at March 31, 2006. These staff loans were made in accordance with the U.S. Sarbanes-Oxley Act and the rules thereunder, which permits these loans if the loans are made on the same basis as, and on terms no more favorable than, loans made available to employees generally.
CORPORATE GOVERNANCE STATEMENT
      The Court of Directors is accountable to stockholders for the overall direction and control of the Group’s business. It is committed to high standards of governance designed to achieve sustained business growth, enhanced shareholder value and protection of the interests of customers, employees and other stakeholders while promoting a culture of the highest standards of integrity, transparency and accountability.
      A key objective of the governance framework is to ensure compliance with applicable legal and regulatory requirements and with best governance practice as set out in “The Combined Code on Corporate Governance” (“the Combined Code”). The Group believes that it has delivered on these objectives. Specifically, the Group has complied with the provisions of the Combined Code throughout financial year 2005/2006 except in relation to membership of the Group Remuneration Committee. Further details are set out in the Remuneration section of this Statement. In addition, two of the then 17 Directors were unable to attend the Annual General Court in July 2005.
The Court of Directors
      At August 18, 2006, the Court consisted of 11 Directors, 9 of whom were non-executive Directors. It held nine scheduled meetings during 2005/2006 and one additional out-of-course meeting. Agendas and papers are circulated in the week prior to each meeting to provide the Directors with relevant information to enable them to discharge their duties.
      The Court has the following matters specifically reserved for its decision:-

•	the determination of strategy;

•	overseeing the management of the business;

•	approving material acquisitions, disposals and investment decisions; and

•	overseeing corporate governance, succession planning, control and risk management systems.
      Management is responsible for the execution of agreed strategy and for all operational matters.

      Details of the number of scheduled meetings of the Court and its Committees and attendance by individual Directors are set out on page 94. The terms of reference of the Committees are reviewed annually by the relevant Committee and by the Court and are available on the Bank’s website (www.bankofireland.ie) or by request to the Group Secretary. The non-executive Directors meet at least once annually without the executive Directors present.
      The Bank has taken out Directors and Officers liability insurance in respect of legal actions against its Directors; this insurance cover does not extend to fraudulent or dishonest behaviour.
Governor and Group Chief Executive
      The respective roles of the Governor, who is Chairman of the Court, and the Group Chief Executive, are set out in writing and have been agreed by the Court.
      The Governor oversees the operation and effectiveness of the Court of Directors. He also ensures that there is effective communication with stockholders and promotes compliance with the highest standards of corporate governance.
      The Group Chief Executive is responsible for execution of agreed strategy and has delegated authority from the Court for the day-to-day management of the business.
      Richard Burrows succeeded Laurence Crowley as Governor on Mr Crowley’s retirement following the Annual General Court on July 6, 2005. On his appointment as Governor, Mr Burrows met the independence criteria set out in the Combined Code. It is a provision of the Combined Code that changes to a chairman’s other significant commitments should be included in the next annual report. Mr Burrows retired as co-chief executive of Pernod Ricard S.A. in December 2005.
      George Magan was appointed Senior Independent Director on July 6, 2005 and Denis O’Brien was appointed Deputy Governor on September 14, 2005. The role of the Deputy Governor is to deputise for the Governor in his absence and to undertake whatever duties are agreed with, or requested by, the Governor.
Board Balance and Independence
      Each of the non-executive Directors bring considerable business and/or professional experience, independent challenge and rigour to the deliberations of the Court of Directors.
      The Court has determined that each non-executive Director is independent within the meaning of the Combined Code. Mike Hodgkinson, who resigned with effect from the end of the Annual General Court on July 21, 2006, was not regarded as independent within the meaning of the Combined Code.
      In considering the independence of Terry Neill, the Court had regard to the fact that he is a shareholder in Accenture which provides services to the Group. Notwithstanding this, the Court determined that Mr Neill is an independent Director having regard to his objectivity, integrity and strength of character.
      See “Audit Committee and Auditors” and “New York Stock Exchange (NYSE) Corporate Governance Requirements” for discussions of SOx and NYSE director independence requirements to the Court. The Combined Code independence requirements differ from those of SOx and the NYSE requirements.
Appointments to the Court
      The Group Nomination and Governance Committee is chaired by the Governor and consists of a majority of independent non-executive Directors. The Committee is responsible for leading the process for Court and key subsidiary Board appointments and renewals.
      The Committee regularly reviews succession plans for the Court in the context of the Group’s strategy and the skills, knowledge and experience of current Directors and makes appropriate recommendations to the Court. Prior to any appointment, the Committee approves a job specification, an assessment of the time involved and identifies the skills and experience required for the role. All newly appointed Directors are provided with a comprehensive letter of appointment detailing their responsibilities as Directors, the term of their appointment and the expected time commitment for the role. A copy of the standard terms and conditions of appointment of non-executive Directors can be inspected during normal business hours by contacting the Group Secretary and is filed as an exhibit to this Annual Report on Form 20-F.
      In addition, the Committee, with the support of the Group Secretary, monitors developments in corporate governance, assesses the implications for the Group and advises the Court accordingly. It is also charged with overseeing the Group’s Corporate Responsibility Programme.
Information and Professional Development
      On appointment, all non-executive Directors receive comprehensive briefing documents designed to familiarise them with the Group’s operations, management and governance structures; these include the functioning of the Court and the role of the key Committees. In addition, new Directors undertake an induction programme, including visits to Group businesses and briefings with senior management and the Group will facilitate any major stockholder who wishes to meet with any new non-executive Director. On an ongoing basis special training/briefing sessions appropriate to the business of the Group are provided to all non-executive Directors.
      The Directors have access to the advice and services of the Group Secretary, who is responsible for advising the Court on all governance issues and for ensuring that the Directors are provided with relevant information on a timely basis to enable them to consider issues for decision and to discharge their oversight responsibilities. The Directors also have access to the advice of the Group Legal Adviser and to independent professional advice, at the Group’s expense, if and when required. Committees of the Court have similar access and are provided with sufficient resources to undertake their duties.
Performance Evaluation
      Each Committee of the Court reviews its performance and discusses its conclusions with the Court. The Court evaluates its own performance and that of individual Directors annually and also reviews the conclusions of the Group Nomination and Governance Committee in relation to the performance of individual Directors standing for election or re-election. The objective of all these evaluations is to identify any scope for improvement and, in the case of the individual evaluations, to determine whether each Director continues to contribute effectively and to demonstrate commitment to the role.
      The Court and individual Director performance evaluation process involves completion of questionnaires by Directors; one-to-one discussions between the Governor and each Director; a collective discussion among non-executive Directors on issues identified and presentation of the overall findings to the Court for its consideration and action as required.
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
      Biographical details of all Directors are provided in this Report, and the reasons why the Court believes that an individual should be elected or re-elected are provided in the Governor’s Letter to Stockholders to enable stockholders to take an informed decision on their election or re-election.
      In proposing re-election of any individual Director to the Annual General Court, the Court confirms that, following formal performance evaluation, the Director’s performance continues to be effective and that he/she demonstrates commitment to the role.

      All non-executive Directors are appointed for an initial three year term with an expectation of a further term of three years assuming satisfactory performance. Where a Director is invited to remain beyond six years, his/her performance is subject to rigorous review. Should any non-executive Directors be invited to serve longer than nine years they are subject to annual re-election by stockholders.
Remuneration
      During the year ended March 31, 2006, the Group Remuneration Committee comprised the Deputy Governor as chairman, the Governor and three other independent non-executive Directors. Notwithstanding the Combined Code provision that all members of the Remuneration Committee should be independent non-executive Directors, the Court is of the view that the Governor has a significant contribution to make to any discussion on matters pertinent to remuneration and that this can best be achieved by him being a member of the Committee. The Court strongly supports the proposal by the Financial Reporting Council, as part of its review of the Combined Code, to relax the existing provision in the Code to allow company chairmen to sit on the Remuneration Committee.
      A statement confirming that the remuneration consultants appointed by the Group Remuneration Committee have no other connections with the Group is available on the Group’s website (www.bankofireland.ie) or by request to the Group Secretary. The Group’s long-term incentive schemes have been approved by stockholders.
Accountability and Audit
      The Statement of Directors’ Responsibilities, including a going concern statement, is on page F-2.
Internal Controls
      The Directors acknowledge their overall responsibility for the Group’s systems of internal control and for reviewing their effectiveness. Such systems are designed to control, rather than eliminate, the risk of failure to achieve business objectives and can provide reasonable, but not absolute, assurance against material misstatement or loss. Such losses could arise because of the nature of the Group’s business in undertaking a wide range of financial services that inherently involve varying degrees of risk.
      The Group’s overall control systems include:-

•	a clearly defined organisation structure with defined authority limits and reporting mechanisms to higher levels of management and to the Court, which support the maintenance of a strong control environment;

•	establishment of Committees with responsibility for core policy areas;

•	a comprehensive set of policies and procedures relating to financial controls, asset and liability management (including interest, currency and liquidity risk), operational risk and credit risk management;

•	monthly reporting by business units which enables progress against business objectives to be monitored, trends to be evaluated and variances to be acted upon; and

•	a semi-annual detailed operational risk assessment by all Group businesses with reports to Divisional Management on the effectiveness of their risk management systems. Heads of business units are required to certify the accuracy of the self-assessment and the results arising from this process are noted by the Group Risk Policy Committee.
      These controls, which are embedded within the operations of the Group, are reviewed by Group Internal Audit. In these reviews, emphasis is focused on areas of greater risk as identified by risk analysis.
      The Directors confirm that the Court, through its committees, has reviewed, in accordance with the Combined Code, the effectiveness of the Group’s systems of internal control for the year ended March 31, 2006. This review involved consideration of the reports of internal audit and the risk management functions, including operational risk, regulatory risk and compliance and establishing that appropriate action is being taken by management to address issues highlighted. In addition, the reports of the external auditors, which contain details of any material control issues identified arising from their work, are reviewed by the Group Audit Committee. After each meeting of the Group Audit Committee, its Chairman reports to the Court on all significant issues considered by the Committee, and the minutes of meetings are circulated to all members of the Court.
      Following the end of the financial year, the Court reviewed the Group Audit Committee’s conclusions in relation to the Group’s systems of internal control and the appropriateness of the structures in place to manage and monitor them. This process involved a confirmation that a system of internal control according with the Turnbull Guidance was in place throughout the financial year and up to the date of the signing of these accounts. It also involved an assessment of the on-going process for the identification, evaluation and management of individual risks and of the role of the various committees and group risk management functions and the extent to which various significant challenges facing the Group are understood and are being addressed.
      The Group recognises its obligations as a non-US registrant under US securities laws and regulations, including the requirement to comply, where applicable, with SOx. A Disclosure Committee, comprising certain members of senior management, has been established since 2003 to verify the accuracy and completeness of the Group’s financial and certain other public disclosures and to evaluate the effectiveness of the Group’s disclosure controls and processes. The Committee met four times during the year ended March 31, 2006. The Group has undertaken significant work in 2005/2006 to document and test its internal control structures and procedures in readiness for the requirements of Section 404 of SOx, which requires, among other things, a report by management regarding the effectiveness of internal controls over financial reporting and an attestation by the Group’s external auditors.
Audit Committee and Auditors
      The Group Audit Committee comprises non-executive Directors only, all of whom are independent within the meaning of the Combined Code and within the rules and regulations of the SEC and NYSE applicable to audit committee members. The Committee assists the Court in fulfilling its responsibilities relating to:-

•	the integrity of the financial statements and any formal announcements relating to the Group’s financial performance;

•	overseeing the relationship between the Group and its external auditors including the pre-approval of any services provided by the external auditors to the Group;

•	the review of the Group’s internal controls, including financial controls;

•	the effectiveness of the internal audit, compliance and risk management functions;

•	the review of the internal and external audit plans and subsequent findings;

•	the selection of accounting policies;

•	the review of the auditors’ report;

•	obligations under applicable laws and regulations including SOx; and

•	the review of the effectiveness of the services provided by the external auditors and other related matters.
      During the year under review the Committee gave detailed consideration to the implementation of International Financial Reporting Standards. The Committee has conducted a formal evaluation of the effectiveness of the external audit process and has reported on its findings to the Court. The Committee has adopted a comprehensive policy on the provision of non-audit services to the Group. This policy provides for the pre-approval of all non-audit services as well as the prohibition on the provision of certain other specified services by the Group’s auditor, PricewaterhouseCoopers. Management seeks annual pre-approval for certain categories of services which may be rendered by PricewaterhouseCoopers, along with budgets attaching to each category, which cannot be exceeded without the prior approval of the Committee. Any assignment outside of the approved categories or where estimated fees would cause fees to exceed the agreed amount must be pre-approved by any one member of the Audit Committee and notified to the Audit Committee for ratification at its next meeting. Management reports quarterly to the Audit Committee the amount of fees actually incurred in respect of each category of service. It is Group policy to subject all major consultancy assignments to a competitive tender process.
      As part of the Group Code of Conduct, which incorporates a code of ethics applicable to all staff, the Committee has put arrangements in place, should the need arise, for the independent investigation and resolution of any concerns raised by staff regarding matters of financial reporting or other matters and for the regular review of these arrangements. A copy of the Group Code of Conduct is available without charge upon request to the Group Secretary. The Court has determined that David Dilger is the audit committee financial expert under the rules adopted under Section 407 of the Sarbanes-Oxley Act of 2002.
      The external auditors and the Group Chief Internal Auditor have full and unrestricted access to the Group Audit Committee as well as to the Group Chief Executive and the Governor. The Group Chief Executive, the Group Chief Financial Officer, the Group Chief Risk Officer, the external auditors and the Group Chief Internal Auditor attend meetings of the Group Audit Committee and the Committee meets separately, at least annually, with the Group Chief Internal Auditor and the external auditors — in both cases without management present. The Committee also meets annually with management with no auditors present.
Attendance at scheduled meetings during the year ended March 31, 2006

					Group
					Nomination &		Group
			Group Audit		Governance		Remuneration
	Court		Committee		Committee		Committee

Name	A	B	A	B	A	B	A	B

Roy E Bailie	9	9	6	6	—	—	—	—
Richard Burrows	9	9	—	—	5	5	6	5
Laurence G Crowley	3	3	—	—	2	2	2	2
Retired July 6, 2005
David Dilger	9	8	6	5	5	4	—	—
Donal Geaney	4	3	—	—	—	—	3	2
Died October 7, 2005
Brian J Goggin	9	9	—	—	—	—	—	—
Paul Haran	9	9	—	—	5	5	—	—
Mike Hodgkinson	9	8	—	—	5	5	—	—
George Magan	9	9	6	6	—	—	2	2
Appointed to Remuneration Committee November 22, 2005
Caroline Marland	9	6	—	—	5	3	—	—
Declan McCourt	9	8	6	6	—	—	6	5
Tom Moran	9	6	1	1	5	3	—	—
Appointed to Audit Committee February 14, 2006
Terry Neill	9	9	6	6	—	—	6	6
Ray MacSharry	3	3	—	—	—	—	—	—
Retired July 6, 2005
Denis O’Brien	9	8	—	—	4	4	6	6
John O’Donovan	9	8	—	—	—	—	—	—
Mary Redmond	9	8	—	—	1	1	—	—
      Column A indicates the number of scheduled meetings held and Column B indicates the number of scheduled meetings attended during the period the Director was a member of the Court and/or the Committee and was eligible to attend.

Court Sub-Committees
      Group Risk Policy Committee — The Group Risk Policy Committee is responsible for recommending high-level risk policy and risk strategy to the Court for its approval and for overseeing management of risk within approved policy parameters.
      Group Investment Committee — The Group Investment Committee is responsible for evaluating all material investment/ divestment/ capital expenditure proposals, determining those within its authority and recommending those outside its authority to the Court. It is also responsible for monitoring the progression of such proposals and ensuring satisfactory delivery of expected benefits.
      Membership of the above committees at August 18, 2006 was as follows:-

Group Risk Policy Committee	Group Investment Committee

Ronan Murphy (Chairman) Richie Boucher John Clifford Des Crowley Denis Donovan Brian J Goggin (Court member) Brian Lillis Vincent Mulvey John O’Donovan (Court member) Mick Sweeney	Brian Goggin (Chairman) (Court member) Richie Boucher John Clifford Des Crowley Kevin Dolan Denis Donovan Cyril Dunne Michael Grealy Ronan Murphy John O’Donovan (Court member) Tony Wyatt
New York Stock Exchange (NYSE) Corporate Governance Requirements
      All non-U.S. companies listed on the NYSE are required to disclose any significant differences between their corporate governance practices and the requirements of the NYSE applicable to U.S. companies.
      As an Irish incorporated company listed on the Irish and London Stock Exchanges, the Group’s corporate governance practices reflect Irish company law, the Listing Rules of the Irish Stock Exchange and the UK Listing Authority and the Combined Code. The Group believes the following to be the significant differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies.
      The NYSE rules set out five tests for Director independence and also require that “the Board of Directors affirmatively determines that the Director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of any organisation that has a relationship with the company)”. The Court of Directors follows the terms of the Combined Code together with developing best practice in corporate governance and regulation in its annual review of the independence of its non-executive Directors.
      It is a requirement of the NYSE Rules that all members of the Nomination/ Corporate Governance and Compensation Committees should be independent. The Group’s Nomination and Governance Committee consists of a majority of independent Directors as provided for in the Combined Code. The Group Remuneration Committee comprises the Deputy Governor as Chairman, the Governor and three other non-executive Directors determined by the Court to be independent by reference to the Combined Code as described earlier in the ‘Remuneration’ section of this Statement.
      Under NYSE Corporate Governance rules, the duties and responsibilities of the Audit Committee should include discussion of the Company’s earnings press releases as well as financial information and earnings guidance provided to analysts and rating agencies. In the Group’s case, these matters are considered by the Court.
EMPLOYEES
      For the year ended March 31, 2006 the Group employed 16,190 staff on an average full-time equivalent basis (see Note 10 to our Consolidated Financial Statements on page F-36). The decrease in staff over the previous year’s figure (16,960) is mainly due to the disposal of Bristol & West branch network. The Group employed 17,540 staff on average in the year ended March 31, 2004.
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
      As at August 18, 2006 options were outstanding over 7,672,953 units of stock representing 0.79% of the total Ordinary Stock then in issue.
      Such options are exercisable as follows:

	Number
	Outstanding at
Exercise price (€ cent)	August 18, 2006	Exercise Period

4.529	235,000	June 2000 – June 2007
5.753	6,000	Nov 2000 – Nov 2007
8.264	156,000	May 2001 – May 2008
8.933	250,000	Jul 2002 – Jul 2009
6.96	375,934	May 2003 – May 2010
9.15	123,650	Nov 2003 – Nov 2010
11.05	448,455	May 2004 – May 2011
10.54	15,000	Nov 2004 – Nov 2011
12.50	595,000	Jun 2005 – Jun 2012
10.65	20,000	Dec 2005 – Dec 2012
10.77	1,198,000	Jun 2006 – Jun 2013
10.54	111,000	Dec 2006 – Dec 2013
10.76	1,569,000	Jul 2007 – Jul 2014
12.85	1,197,000	Jun 2008 – Jun 2015
13.68	47,514	Jan 2009 – Jan 2016
14.00	1,325,400	Jul 2009 – Jul 2016
      As at August 18, 2006, executive Directors and Executive Officers as a group held options under the above scheme over a total of 1,730,227 units, representing 0.18% of the total Ordinary Stock in issue.

      In addition to their interests in Ordinary Stock through their holding of stock options and the conditional awards of stock they have received under the Long Term Performance Stock Plan (“LTPSP”) and Long Term Incentive Plan (“LTIP”), as set out in Note 38 to our Consolidated Financial Statements, the interests of the Directors and Group Secretary in office at August 18, 2006, and of their spouses and minor children, in the stocks issued by the Group are set out below:

UNITS OF €0.64
OF ORDINARY STOCK
As at August 18, 2006
Beneficial

DIRECTORS
R Burrows	100,377
D J Dilger	2,998
B J Goggin	426,406
P M Haran	2,407
G M Magan	1,898
C A Marland	2,179
J D McCourt	25,674
T J Moran	2,194
T V Neill	94,300
D O’Brien	352,389
J O’Donovan	74,351
SECRETARY
J B Clifford	125,502
      As at August 18, 2006, Directors and Executive Officers of the Bank as a group beneficially held 0.15% (1.5 million units) of the Group’s Issued Ordinary Stock.
      Note 48 to the Consolidated Financial Statements details the options held by Directors at March 31, 2006.
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

Item 7	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS
CONTROL OF REGISTRANT
      As at May 24, 2006, the Bank had received notification of the following substantial interests in its Issued Ordinary Stock:

NAME	Units held	%

Bank of Ireland Asset Management Limited*	65,857,490	6.8

*	This stockholding is not beneficially owned but is held on behalf of a range of clients, none of whom hold, so far as the Directors have been notified, more than 3% of the Issued Ordinary Stock.
RELATED PARTY TRANSACTIONS
      Refer to Note 43 and Note 48 of our Consolidated Financial Statements. Also see “Interest of Management in Certain Transactions” and “Indebtedness of Directors and Executive Officers” on pages 89.

DESCRIPTION OF U.S. STOCKHOLDERS
      At March 31, 2006, 785,216 units of Ordinary Stock were held by 394 stockholders with registered addresses in the U.S. and 5,317,424 ADSs were held by 224 registered holders with addresses in the U.S. The combined shareholdings of these holders comprise approximately 2.3% of the total number of units of Ordinary Stock in issue at March 31, 2006 (being 947,903,170 units). These figures do not include either the number of units of Ordinary Stock held by stockholders with registered addresses outside the U.S. in which U.S. residents have an interest or the number of such U.S. residents.
RELATIONS WITH STOCKHOLDERS
Relations with Stockholders
      Communication with stockholders is given high priority. The Group seeks to provide through its Annual Report a balanced, clear assessment of the Group’s performance and prospects. It also uses its internet website, (www.bankofireland.ie) to provide investors with the full text of the Annual and Interim reports, the Form 20-F (which is filed annually with the U.S. Securities and Exchange Commission) and with copies of presentations to analysts and investors as they are made, so that information is available to all stockholders. Annual and interim results presentations are webcast live so that all stockholders can receive the same information at the same time. Additionally, the “Investor Information” section on the Group’s website is updated with all Stock Exchange releases as they are made by the Group. The outcome of every general meeting of the Group, including detailed voting results, is published on the Group’s website.
      The Group has an active and well developed Investor Relations programme, which involves regular meetings between the Group Chief Executive, members of his senior executive team, the Head of Investor Relations and the Group’s principal institutional stockholders and with financial analysts and brokers. The Directors are kept informed on investor issues through regular reports from Group Investor Relations on the outcome of these meetings. Following his appointment in July 2005, the Governor has commenced a series of meetings with major stockholders independently of the executive team. All meetings with stockholders are conducted in such a way so as to ensure that price sensitive information is not divulged. The Governor also gathers the views of institutional stockholders, through the Group’s brokers and advisers, and presents feedback to the Court. In addition, all Directors are encouraged and facilitated to hear the views of investors and analysts at first hand through their participation in conference calls following major announcements. The Court concluded that the objective of keeping Directors fully informed on stockholder views was achieved in 2005/2006.
      The Governor and/or the Senior Independent Director are available to stockholders if they have concerns that cannot be resolved through the normal channels and it is Group policy to facilitate any major stockholder who wishes to discuss any issue with the Governor or the Senior Independent Director.
      The Group’s policy is to make constructive use of the Annual General Court and all stockholders are encouraged to participate. Stockholders are given the opportunity to ask questions at the Annual General Court or to submit written questions in advance. The notice of the Annual General Court is issued at least 20 working days before the meeting in line with the requirements of the Combined Code. At the Annual General Court separate resolutions are proposed on each substantially separate issue and when an issue has been determined at the meeting on a show of hands, the Chairman indicates to the meeting the proportion of proxy votes for, against and abstaining from that resolution to demonstrate what the voting position would have been if the votes of those not in attendance at the meeting were taken into account. It is usual for all Directors to attend the Annual General Court and to be available to meet stockholders and for the chairmen of the Group Audit Committee, the Group Nomination and Governance Committee and the Group Remuneration Committee to be available to answer relevant questions at the Annual General Court. In addition a ‘Help Desk’ facility is available at the meeting to assist stockholders to resolve any specific queries they may have.

Item 8     FINANCIAL INFORMATION
      See pages F-1 through F-134.
DIVIDEND POLICY
      The table below provides a summary of dividends per unit of Ordinary Stock paid in respect of the past five financial years.

	Dividends	Translated into
	per unit of	U.S. cents
	Ordinary Stock	per Unit of
Dividend Payment Date	(in euro cents)	Ordinary Stock(1)

Financial Year ended March 31, 2006
July 28, 2006	34.30	43.73
January 11, 2006	18.20	22.09
Financial Year ended March 31, 2005
July 15, 2005	29.00	34.91
January 5, 2005	16.60	22.06
Financial Year ended March 31, 2004
July 16, 2004	26.60	33.08
January 6, 2004	14.80	18.90
Financial Year ended March 31, 2003
July 18, 2003	23.80	26.75
January 7, 2003	13.20	13.75
Financial Year ended March 31, 2002
July 19, 2002	21.40	21.73
January 8, 2002	11.60	10.35

(1)	Translated at the Noon Buying Rate on the dates of payment.
      The Group’s dividend policy is based on the medium term outlook for earnings. Total dividend for 2005/2006 at 52.5 cents was covered 2.3 times.
LEGAL PROCEEDINGS
      There are no legal or arbitration proceedings, including governmental proceedings, pending or known by the Bank to be contemplated involving the Group which may or have had in the recent past a significant effect on the financial position on profitability of the Group taken as a whole.
PROSPECTIVE ACCOUNTING CHANGES/ IMPACT OF NEW ACCOUNTING POLICIES
IFRS
      The following standards/ amendments to international accounting standards have been approved by the IASB, and were adopted by the EU in January 2006 but not early adopted by the Group. These will be adopted by the Group for the year beginning April 1, 2006 and thereafter:-
      Amendment to IAS 1 — Capital disclosures (effective January 1, 2007). This amendment requires disclosure, both quantitative and qualitative, of an entity’s objectives, policies and processes for managing capital. The impact is not expected to be material in terms of Group reporting.
      Amendments to IAS 39 — Cash Flow Hedge Accounting of Forecast Intragroup transactions (effective January 1, 2006). This amendment, which is not expected to have a material impact on Group reporting, will allow the foreign currency risk of intragroup monetary items to qualify as a hedge item in certain circumstances in the Consolidated Financial Statements.

      Amendments to IAS 39 and IFRS 4: Financial Guarantee Contracts (effective January 1, 2006). This amendment will be adopted by the Group in the accounting period commencing on April 1, 2006 and requires financial guarantee contracts to be accounted for as financial instruments under IAS 39 unless they have been explicitly dealt with as insurance contracts in the past in which case the previous accounting may continue. This standard is not expected to have a material impact on the Group.
      IFRS 7 — Financial Instrument disclosures (effective January 1, 2007). This standard updates and augments the disclosure requirements of IAS 30, IAS 32 and IFRS 4 and will require additional disclosures relating to risk management policies and processes.
US GAAP
SFAS 154 — Accounting Changes and Error Correction — a replacement of APB Opinion No. 20 and FASB Statement No. 3
      SFAS 154 was issued in May 2005 and is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS 154 provides guidance on the accounting for and reporting of accounting changes (voluntary and those required by the issuance of an accounting pronouncement) and error corrections. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognised by including in net income, in the period of the changes, the cumulative effect of changing to the new accounting principle. SFAS 154 establishes, unless impracticable, retrospective application of the direct effects of the change as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The correction of an error in previously issued financial statements is not an accounting change although the reporting of an error correction involves adjustments to previously issued financial statements similar to those for reporting an accounting change. Adoption of this Statement on the Group’s financial statements in its US GAAP financial statements is not expected to have a material impact.
SFAS 123R — Accounting for Stock-Based Compensation
      SFAS 123R was issued on December 16, 2004 and is effective for the fiscal years beginning after June 15, 2005. This standard requires the expensing of the fair value of employee stock options and other forms of stock-based compensation. The statement requires that companies use fair value to measure stock-based compensation awards and cease using the ‘intrinsic value’ method of accounting, which was allowed under APB 25. To account as an award under SFAS 123R the terms of the awards have to include at least one of the following three conditions: market condition, performance condition and service condition. The type of condition used in the award governs how the award will be measured. Bank of Ireland is assessing the impact of SFAS 123R on the Group’s US GAAP position.
SFAS 155 — Accounting for Certain Hybrid Financial Instruments
      SFAS 155 was issued in February 2006 and is effective from the fiscal years beginning after September 15, 2006, with early adoption permitted. SFAS 155 permits the measurement of any hybrid financial instrument at fair value if the hybrid financial instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS 133. The election to fair value any hybrid financial instrument is irreversible. The Group is currently considering the impact of adoption of the standard on the US GAAP position.
FSP FAS 115-1 — The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments
      FSP FAS 115-1 was issued in November 2005 and supersedes the guidance provided by EITF 03-1 “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. FSP FAS 115-1 is effective for fiscal years beginning after December 15, 2005. FSP FAS 115-1 clarifies when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The Group is currently considering the impact of adoption on the US GAAP position.

EITF 04-5 — Determining whether a General Partner, or General Partners as a Group, Controls a Limited Partnership or Similar Entity when the Limited Partners Have Certain Rights
      EITF 04-5 was issued in June 2005 and is effective for the fiscal years beginning after December 15, 2005. EITF 04-5 has a presumption that the general partner in a limited partnership or similar entity, such as a limited liability company, has control unless the limited partners have substantive kick-out rights or participating rights.
Item 9     THE OFFER AND LISTING
NATURE OF THE TRADING MARKET
      As at August 18, 2006 the authorized capital stock of the Group was made up of €960,000,000 divided into 1,500,000,000 units of Ordinary Stock of €0.64 each, U.S.$200,000,000 divided into 8,000,000 units of Non-Cumulative Preference Stock of U.S.$25 each, STG£100,000,000 divided into 100,000,000 units of Non-Cumulative Preference Stock of STG£1 each, €127,000,000 divided into 100,000,000 units of Non-Cumulative Preference Stock of €1.27 each, 100,000,000 undesignated Dollar Preference Stock of US$0.25 each, 100,000,000 undesignated sterling preference stock of Stg£0.25 each, and 100,000,000 undesignated euro preference stock of €0.25 each.
      As at August 18, 2006, there were 949,856,191 units of Ordinary Stock of €0.64 each issued and outstanding. As at August 18, 2006, 1,876,090 units of Sterling Preference Stock and 3,026,598 units of Euro Preference Stock were in issue.
      The principal trading markets for the Ordinary Stock are the Irish Stock Exchange and the London Stock Exchange.
      At August 18, 2006, 69 companies were quoted on the Irish Stock Exchange. These companies had a combined market capitalization of more than €194 billion at that date. The 11 companies with the largest market capitalizations accounted for over 85% of the Exchange’s total market capitalization.
      The Group’s American Depository Shares (ADS) are listed on the New York Stock Exchange. Each ADS, evidenced by one American Depository Receipt (ADR), represents four units of Ordinary Stock. Depository Receipts are negotiable securities that are used to represent, among other things, a non-U.S. company’s publicly traded ordinary share capital. ADRs are traded and dividends distributed in U.S. dollars just like any U.S. security, alleviating certain obstacles associated with investing directly in the home markets of non-U.S. companies. The Bank of New York is the Depository Bank for the Bank of Ireland’s ADR Program.
      The following table sets forth, for the periods indicated, the reported highest and lowest closing price for one unit of Ordinary Stock on the Irish Stock Exchange, as derived from the Daily Official List of the Irish Stock Exchange quoted in euro and the highest and lowest sales prices for the ADSs as reported on the New York Stock Exchange Composite tape.

	Ordinary Stock		ADSs

	High	Low	High	Low

	(in euro)		(in dollars)
Financial Year ended March 31
2002	12.61	7.85	44.15	28.31
2003	14.05	8.70	52.40	34.70
2004	11.85	9.80	60.20	42.60
2005	13.24	9.70	70.60	47.12
2006	15.50	11.65	76.00	60.10

	Ordinary Stock		ADSs

	High	Low	High	Low

	(in euro)		(in dollars)
Financial year 2004/2005
First quarter	10.98	9.70	53.84	47.12
Second quarter	11.41	10.41	56.10	51.60
Third quarter	12.25	10.64	66.79	53.59
Fourth quarter	13.24	12.01	70.60	62.95

Financial year 2005/2006
First quarter	13.42	11.65	65.57	60.63
Second quarter	13.89	12.61	68.72	62.51
Third quarter	13.80	12.35	66.31	60.10
Fourth quarter	15.50	13.50	76.00	65.62

Financial year 2006/2007
First quarter	15.35	13.10	75.94	66.38

Month ended
March 2006	15.50	14.75	76.00	70.65
April 2006	15.35	14.45	75.94	72.28
May 2006	14.85	13.48	75.85	71.80
June 2006	14.29	13.10	74.33	66.38
July 2006	14.13	13.15	73.00	67.19
August 2006	14.97	13.96	77.66	72.15
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

The capital of the Bank is divided into Ordinary Stock and Non-Cumulative Dollar Preference Stock, Non-Cumulative Sterling Preference Stock and Non-Cumulative Euro Preference Stock. At August 18, 2006 there were in issue 1,876,090 units of Non-Cumulative Sterling Preference Stock and 3,026,598 units of Non-Cumulative Euro Preference Stock. The holders of Non-Cumulative Sterling and Euro Preference Stock are entitled to a fixed annual dividend in accordance with the terms and conditions relating to the issue of the Preference Stock. Any dividend which has remained unclaimed for 12 years from the date of its declaration may be forfeited and cease to remain owing by the Bank.

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

Bye-Law 7 enables the Directors to issue and allot new Preference Stock (the “2005 Preference Stock”) which can be either redeemable or non-redeemable, and can be denominated in US Dollars, in euro or in sterling. Any Preference Stock issued under Bye-Law 7 will rank equivalently to the existing euro and Sterling Preference Stock as regards entitlements to dividends. On March 2, 2005, BOI Capital Funding (No. 1) LP, a limited partnership organised under the law of England and Wales, issued Preferred Securities to a value of €600,000,000, which qualify as an Alternative Capital Instrument (“ACI”) for the purposes of the capital adequacy requirements of the Financial Regulator and thus contribute to the capital base of the Bank. On January 27, 2006, BOI Capital Funding (No. 2) LP, a limited partnership organised under the Law of England and Wales, issued Preferred Securities to a value of US$800,000,000. On February 3, 2006, BOI Capital Funding (No. 3) LP, a limited partnership organised under the law of England and Wales, issued Preferred Securities to a value of US$400,000,000. Bye-Law 7 permits the substitution of all the outstanding Preferred Securities in the event of the occurrence of a Trigger Event. A Trigger Event will occur when the capital adequacy requirements of the Financial Regulator have been, or are expected to be, breached.

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

6.	Limitation on the Rights to Own Securities

Neither the Charter nor the Bye-Laws impose restrictions on the right of non-resident or foreign shareholders to own securities in the Group. See, however, “Exchange Control and Other Limitations Affecting Security Holders” on page 107, for restrictions imposed in the context of EU and UN sanctions.

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

9.	Employee Share Schemes, Long Term Incentive Plan and Executive Stock Option Schemes

Stockholders of the Bank have from time to time approved (and renewed) executive stock option schemes and more broadly based employee profit participation plans.

The Group Sharesave Scheme (1999), established under similar enabling legislation in both Ireland and the United Kingdom, enables participating employees, who enter into a savings related contract, to be granted an option to acquire units of Ordinary Stock on completion of that contract at a price related to the market price which prevailed at the time of the granting of the option. Eligible employees, whose remuneration is subject to Irish or UK income tax, may be awarded options over stock the exercise price of which may be set at a discount of up to 25% of the prevailing stock market price. Participants must take out an approved savings contract and may contribute from €12 to €320 per month.

The Long Term Incentive Plan (2004) is restricted to senior executive officers and focuses on the Group’s Total Shareholder Return (“TSR”) relative to a group of 17 leading European financial services businesses. The TSR takes into account both the Group’s stock price performance and dividend payments to stockholders. The Long Term Incentive Plan is median-based and competitive relative to other leading financial services businesses in Europe, and provides incentives for eligible management that are aligned with stockholders’ interests, and is designed to ensure that the Group continues to recruit, retain and motivate high quality executives. Under the Plan, senior executives may receive conditional awards of stock worth up to one time’s salary each year (or up to 1.5 times salary in the case of the Group Chief Executive) but these awards will vest in full only if the Group’s total shareholder return over three years is ranked first or second relative to a group of 17 leading European financial services businesses. No awards will vest if the Group’s total shareholder return is below the median relative to those companies or if the average Return on Equity (“ROE”) is less than 20% per annum.

The Group Executive Stock Option Scheme (2004) focuses on underlying earnings per share (“underlying EPS”) growth. The scheme, which is median based and competitive in relation to other leading financial services businesses in Europe, also provides incentives for eligible management that are aligned with stockholders’ interests and to ensure that the Group can continue to recruit, retain and motivate high quality executives. Under the scheme, executives may be granted options to purchase stock up to one time’s salary each year. These options will only be exercisable if the Group’s underlying EPS growth over three years exceeds the increase in the Consumer Price Index by at least 5% per annum compound.

The Group Staff Stock Issue scheme (2006) was established under profit sharing legislation and approved by the Revenue Commissioners in Ireland. All Irish-resident employees (including executive directors of the Bank and of participating companies) are eligible to participate in the scheme. The scheme allows the Group to make an award of free stock up to a maximum of 7.5% of the salary of eligible employees in any one year, up to a ceiling of €12,700. Subject to being held in trust for a period of three years, the stock is passed to the employee tax free and is thereby a very tax efficient mechanism for creating employee stock ownership. The amount of stock allocated by the directors reflects the Group’s performance but cannot exceed 5% of the consolidated profits of the Group in any year. The Stock Incentive Plan (2003) approved by the Inland Revenue of the United Kingdom, makes similar provisions for employees of the Bank or any participating company resident in the United Kingdom.

The Restricted Stock Plan (2006) makes provision for the award, to US-based employees of the Bank or participating subsidiaries, of Ordinary Stock of the Bank. To be eligible, employees must have been in continuous employment with the Bank or a participating subsidiary for a period of at least 12 months. As in the case of the Staff Stock Issue (2006), stock awarded under the Restricted Stock Plan must be held for at least three years, and the maximum award cannot exceed 7.5% of the base salary in any year. Awards will be made at the discretion of the directors, by reference to the profitability of the Bank, but may not exceed, other similar schemes, when cumulated with 5% of the consolidated profits of the Bank.

All of the above stock issue and stock option schemes are subject to a range of flow rate controls approved by the stockholders and which conform to current institutional investor guidelines.

10.	Directors’ and Officers’ Liability Insurance

Irish company law permits companies to purchase and maintain insurance against directors’ and officers’ liability. The Bye-Laws of the Group enable the Group to purchase such liability insurance and make it clear that directors are entitled to vote and be counted in the quorum in respect of any resolution concerning the purchase of such insurance.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
      There are no restrictions under the Bye-Laws of the Group, presently in force, that limit the right of non-resident or foreign owners, as such, to hold securities of the Group freely or, when entitled, to vote such securities freely. There are currently no Irish foreign exchange controls or laws restricting the import or export of capital, although the Council of the European Union does have the power, under Articles 58-60 of the Treaty establishing the European Community, to impose restrictions on capital movements to and from third countries. There are currently no restrictions under Irish law affecting the remittance of dividends, interest or other payments to non-resident holders of securities of the Group, except in respect entities and/or individuals detailed in relevant European Union and United Nations sanctions listings received from the Financial Regulator from time to time, for example members of the Taliban and Al-Queda networks. The group also complies with applicable requirements arising in respect of non-cooperative countries and territories, for example Myanmar/ Burma.
TAXATION
      The following summary of certain consequences to U.S. Holders (as defined below), or as in the case of Irish taxation, to Eligible U.S. Holders (also as defined below) of the purchase, ownership and disposition of ADSs or units of Ordinary Stock deals only with U.S. Holders that hold ADSs or units of Ordinary Stock as capital assets for Irish and U.S. Federal income tax purposes and does not deal with special classes of holders, such as dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, tax-exempt organisations, life assurance companies, persons liable for alternative minimum tax, persons that actually or constructively own 10% or more of the voting stock of the Group, persons that hold units of Ordinary Stock or ADSs as part of a straddle or a hedging or conversion transaction, or U.S. holders or Eligible U.S. holders whose functional currency is not the U.S. dollar. While the summary discussion relates to material matters relevant to the tax laws of the United States and Ireland, all holders should consult their own tax advisors as to the Irish, U.S. or any other tax consequences of the purchase, ownership and disposition of an interest in Ordinary Stock or ADSs including the effect of any foreign state or local tax laws as they apply to their particular circumstances.
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
Irish Taxation
      Dividends paid by an Irish resident company do not carry a tax credit and are generally subject to Dividend Withholding Tax (“DWT”) at the standard rate of income tax, currently 20%. This could include dividends paid by the Group with respect to Ordinary Stock or ADSs. There are a number of exemptions available from DWT including: (i) for Ordinary Stock, where the recipient is an Eligible U.S. Holder who completes a relevant declaration and submits same to the Group’s Registration Department prior to the due date of payment of the relevant dividend; and (ii) in relation to dividends paid with respect to ADSs as evidenced by an ADR, where the beneficial holder’s address on the register of depositary receipts is located in the United States and is held by the Bank of New York or other “qualifying intermediary” as defined in section 172E Irish Taxes Consolidation Act 1997 (or see list at http://www.revenue.ie/publications/list/qiawa.htm) or by any intervening “specified intermediary” as defined in section 172F Irish Taxes Consolidation Act 1997.
      Gain on Disposition. A gain realized on the disposition of ADSs or units of Ordinary Stock by a U.S. Holder who is not resident or ordinarily resident in Ireland for Irish tax purposes is not subject to Irish Capital Gains Tax unless such ADSs or units of Ordinary Stock are held in connection with a trade or business carried on by such holder in Ireland through a branch or agency.
      Irish Stamp Duty: Section 90 of the Irish Stamp Duties Consolidation Act 1999 exempts from Irish stamp duty transfers of ADRs where the ADRs (or the underlying securities they represent) are dealt in and quoted on a recognised stock exchange in the U.S. The Ordinary Stock that is listed and traded on the New York Stock Exchange in the form of ADSs, evidenced by ADRs, falls within this exemption.
      Irish stamp duty will be charged at a rate of 1% rounded down to the nearest euro of the consideration on any conveyance or transfer on the sale of the Ordinary Stock or the value of that Stock if higher. If less than one euro, stamp duty is rounded up to one euro.
      Stamp duty (which would be applicable at the rate of 1% rounded down to the nearest euro of the price paid or, if higher, the value of the Ordinary Stock) may apply to conversions of Ordinary Stock into ADSs and of ADSs to Ordinary Stock. This would include a deposit of Ordinary Stock with the depository in exchange for ADSs and withdrawals of Ordinary Stock if the deposit withdrawal is done as a conveyance on sale or in contemplation of sale.
United States Federal Income Taxation
      Dividends. Under the Code, the gross amount of any dividend (including any related applicable DWT) paid by the Group to a U.S. Holder out of its current or accumulated earnings and profits (as determined for U.S. Federal income tax purposes) is subject to U.S. Federal income taxation. Dividends paid to a non-corporate U.S. Holder in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to the holder at a maximum federal tax rate of 15% provided that the ADSs or units of Ordinary Stock are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by the Group with respect to its ADSs or units of Ordinary Stock generally will be qualified dividend income. The dividend will not be eligible for the dividends-received deduction generally allowed to corporations. The amount of any dividend will be the U.S. dollar value of the euro payment (determined at the spot U.S. dollar/euro exchange rate) on the date of actual or constructive receipt by the U.S. Holder, in the case of units of Ordinary Stock, or by the Depositary in the case of ADSs, regardless of whether the payment is converted into dollars. Gain or loss, if any, recognized by a U.S. Holder on the sale or disposition of euros as a result of currency exchange rate fluctuations generally will be ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. Federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the ADSs or units of Ordinary Stock and thereafter as capital gain.
      An Eligible U.S. Holder that receives a dividend which has been subjected to DWT may, in certain circumstances, claim repayment of the DWT by making an application to the Irish Tax Authorities in accordance with provisions of Irish law. Under the provisions of Irish law an Eligible U.S. Holder, who is not under the control (direct or indirect) of a person or persons who are Irish resident, is exempt from Irish tax on dividends paid by the Group. Where entitlement to a full repayment under these provisions cannot be established, the procedures outlined in the immediately following paragraphs will apply.

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
      Subject to certain limitations, any Irish tax (including DWT) withheld and paid over to Ireland will be creditable against the U.S. Holder’s U.S. Federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% federal tax rate. To the extent a refund of the tax withheld is available to a U.S. Holder under Irish law or the Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against a U.S. Holder’s U.S. Federal income tax liability.
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
      Gain on Disposition. Upon the sale, exchange or other disposition of ADSs or units of Ordinary Stock, a U.S. Holder will recognize gain or loss, if any, equal to the difference between the U.S. dollar amount realized upon the sale, exchange, or other disposition and the U.S. Holder’s tax basis in the ADSs or units of Ordinary Stock. Such gain or loss generally will be capital gain or loss. Capital gain of a non-corporate U.S. Holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum federal tax rate of 15% where the U.S. Holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
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
United States and Irish Estate and Gift Taxation
      Irish Capital Acquisitions Tax (‘CAT’) applies to gifts and bequests of Irish situate assets. This would include Ordinary Stock. Irish CAT may also apply to non-Irish situate assets depending on the tax residence, ordinary residence and domicile positions of the donor and the successor or donee. It is not entirely clear whether ADSs representing Ordinary Stock are regarded as non-Irish situate assets. As such CAT may also apply to gifts and bequests of ADSs representing Ordinary Stock regardless of the residence, ordinary residence or domicile of the donor and successor or donee.
      Certain tax-free thresholds apply to gifts and inheritances, depending on the relationship between the donor and donee. In addition bequests to a spouse under a will or voluntary inter vivos (lifetime) gifts to a spouse are wholly exempt from Irish inheritance and gift tax. All gifts and inheritances received on or after December 5, 1991 from within the same group threshold are aggregated for the purposes of calculating the CAT liability. CAT is charged on amounts exceeding the relevant thresholds at a rate of 20%.

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
Item 11     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ANALYSIS OF FINANCIAL CONDITION
Capital Resources
      The following table sets out the Group’s capital resources at March 31, 2006 and 2005.

	At March 31,

	2006	2005

	(in € millions)
Stockholders’ funds
Equity (including other equity reserves)	5,263	4,212
Non-cumulative preference stock	65	65
Minority interests	45	135
Undated capital notes	2,880	1,980
Dated capital notes	3,613	2,106

Total capital resources	11,866	8,498

      In the year ended March 31, 2006 total Group Capital Resources increased by €3,368 million to €11,866 million following retentions of €824 million, the issue of non-cumulative perpetual preferred securities to raise €945 million (US$800 million and US$400 million) and the issue of €1,443 million of dated subordinated capital (€600 million, C$400 million and stg£400 million), increased revaluation reserves — property of €187 million, translation differences of €(19) million (€(17) million in respect of stockholder funds) and other miscellaneous movements of €(12) million net. The increase in equity primarily reflects retentions and the increased revaluation reserves — property. The €73 million previously included under minority interests — non-equity is now included under undated capital notes.
      As at March 31, 2006, Bank of Ireland Group had €2,880 million of Undated Loan Capital and €3,613 million of Dated Loan Capital, a total of €6,493 million in aggregate of subordinated liabilities. Of the Dated Loan Capital €2,815 million is repayable in five or more years. The cost and availability of subordinated debt are influenced by credit ratings. A reduction in the ratings assigned to the Group’s securities could increase financing costs and reduce market access. The credit ratings of Bank of Ireland Group at August 31, 2006 are as follows:

Senior Debt

Moodys	Aa3 (stable)
Standard & Poors	A+ (positive)
Fitch	AA- (stable)
      Depending on the degree of subordination the ratings assigned to Loan Capital may be one or more notches below the level for senior debt. These credit ratings are not a recommendation to buy, hold or sell any security and each rating should be evaluated independently of every other rating. These ratings are based on current information furnished to the rating agencies by Bank of Ireland and information obtained by the rating agencies from other sources. The ratings are accurate only as of August 31, 2006.
Capital Adequacy Requirements
      Bank of Ireland Group’s capital resources policy has been developed within the supervisory requirements of the Financial Regulator, which applies a risk-asset ratio as the measure of capital adequacy, and with reference to guidelines issued in 1988 by the Basel Committee and capital adequacy requirements set by the European Union.
      The basic instrument of capital monitoring is the risk-asset ratio as developed by the Basel Committee. This ratio derives from a consideration of capital as a cover for the credit and market risks inherent in Group assets. Capital is defined by reference to the European Union Own Funds Directive (“OFD”) and Capital Adequacy Directive (“CAD”), and is divided into “Tier 1” capital consisting largely of stockholders’ equity, “Tier 2” capital including general provisions and debt capital instruments, and “Tier 3” capital including short-term subordinated loan capital and net trading book profits. Assets (both on- and off-balance sheet) are weighted to allow for relative risk according to rules derived from the European Union Solvency Ratio Directive.
      The target standard risk-asset ratio set by the Basel Committee is 8%, of which the Tier 1 element must be at least 4%. The minimum risk-asset ratio is set by the Financial Regulator and satisfies capital adequacy requirements of the EU, which took effect on January 1, 1993.

Capital Adequacy Data
      The following table shows the components and basis of calculation of the Group’s Tier 1 and Total Capital ratios for March 31, 2006 together with comparative figures for April, 1 2005.

	March 31,	April 1,
	2006	2005

	€m	€m
Adjusted Capital Base
Share Capital	656	656
Eligible reserves	3,941	3,073
Minority Interests	45	135
Non-Cumulative Preference stock	65	65
Preferred securities	2,516	1,686
Bristol & West preference shares	72	—
Regulatory adjustments (net)	39	405

Total Tier 1	7,334	6,020

Revaluation reserves — property and other reserves	690	454
IBNYR/ Impairment provisions	127	137
Subordinated Perpetual debt capital	431	294
Subordinated Dated debt capital	3,405	2,106

Total Tier 2	4,653	2,991
Supervisory Deductions	(870)	(768)

Total Capital	11,117	8,243

Risk Weighted Assets
Banking book	93,398	73,251
Trading book	4,112	2,635

Total	97,510	75,886

Capital Ratios
Tier 1 capital	7.5%	7.9%

Total capital	11.4%	10.9%

      In the year to March 31, 2006 the Tier 1 Capital Ratio decreased from 7.9% to 7.5%, which compares favourably to the Group’s internal target of 6.5% to 7% reflecting pre-funding of the Group’s capital needs at favourable levels. The Total Capital Ratio increased from 10.9% to 11.4% compared to the internal target range of 10.0% to 10.5%, which also reflected pre-funding.
      These changes in the Tier 1 ratio largely arose from retained earnings and the issue of non-cumulative perpetual preferred securities offset by risk-weighted asset growth and goodwill associated with the acquisition of Guggenheim Alternative Asset Management.
      Tier 1 funds increased by €1,314 million with the main reasons for the change being retained earnings (€824 million), incorporating the gain on the sale of the Bristol & West branch network together with the issue of preferred securities (€966 million — an element of the issues (€130 million) will qualify as Tier 1 when the total quantum of Tier 1 increases). Offsetting this was goodwill/ intangible assets concerning the acquisition of Guggenheim Alternative Asset Management (now Guggenheim Advisors) and of additional Iridian Asset Management holdings (€(174) million) with other items having a net €(172) million negative impact.
      The Total capital ratio increased by 0.5% to 11.4% following the raising of additional dated subordinated debt capital (€1.4 billion) during the year.
      Total Capital funds increased by €2,874 million including €1,314 million relating to the movement in Tier 1 funds described above together with €1,453 million (€600 million, C$400 million and stg£400 million) for dated subordinated debt capital, €131 million preferred securities currently treated as Tier 2 capital, €184 million relating to an increase in revaluation reserves — property and (€208) million of other movements.
      The objectives of Bank of Ireland Group’s capital management policy are to:

•	Align capital management to the Group’s strategy.

•	Meet the requirements of equity and debt investors.

•	Achieve the optimal mix of capital to meet the Group’s regulatory requirements and rating ambitions.

•	Manage capital in aggregate and at business level, ensuring that capital is only invested in businesses meeting or exceeding the Group’s hurdle rates of return.
      It is the Group’s policy to maintain a strong capital base, to seek to expand this where appropriate and to utilise it efficiently in the Group’s development as a diversified international financial services group. Long-term debt, undated capital notes, preferred securities and preference stock are raised in various currencies in order to align the composition of capital and risk weighted assets. Assets are weighted according to broad categories of notional risk, being assigned a risk weighting according to the amount of capital deemed to be necessary to support them. Four categories of risk weights (0%, 20%, 50%, 100%) are applied; for example cash and money market instruments have a zero risk weighting which means that no capital is required to support the holding of these assets. Property and equipment carries a 100% risk weighting.
RISK MANAGEMENT AND CONTROL
      Proactive identification and management of risk is central to delivery of the Bank of Ireland Group strategy and underpins operations throughout the Group. Prudent risk management, as evidenced by the Group’s excellent risk experience, has traditionally been and continues to be synonymous with the Group’s management style. It is firmly embedded in our corporate culture as a key competence and provides a solid foundation for sustained growth in earnings and shareholder value.
      The role of the Group’s risk management function is to assist the Court and senior management in setting high level risk parameters and to ensure that risk is actively managed in a controlled way within a strong governance framework. The Group manages risk by identifying and assessing sources of risk and establishing frameworks to monitor and mitigate them in accordance with Group policy. In the normal course of business the Group is exposed to a number of classes of risk, the most significant of which are credit risk, market risk, operational risk and regulatory and compliance risk.
Risk Management Approach
      The Group Risk function is headed by the Group Chief Risk Officer (GCRO) who is a member of the Group Executive Committee. The GCRO reports directly to the Group Chief Executive and is responsible for the management and oversight of risk and the integration of risk management throughout the Group. As owner of the integrated risk management framework, the GCRO leads a team of functional experts who work together to identify, analyse, measure, monitor, control and report risks in the Bank of Ireland Group.
      The Group’s approach to risk management is based on line management being primarily responsible for management of risk in their businesses. Risk is subject to independent oversight and analysis by four centrally based risk management functions reporting to the Group Chief Risk Officer: Group Credit (including Group Credit Review), Group Market Risk, Group Operational Risk and Group Regulatory Risk & Compliance. This risk management approach balances individual responsibility and collective oversight.
      Risk Specialists within the Risk Management functions assist the GCRO in the formulation of risk policy and strategy which are approved through the Group Risk Governance Framework (see below) prior to business unit implementation. Risk measurement systems are in place where appropriate to facilitate monitoring and analysis of risk.
      Group Finance and Group Internal Audit, which both report to the Group Chief Financial Officer, are also critical control functions.

Group Risk Governance Framework
      The Court of Directors is responsible for approving high-level policy and strategic direction in relation to the nature and scale of risk that the Group is permitted to assume to achieve its corporate objectives.
      The Group Risk Policy Committee (GRPC), which is chaired by the GCRO, is the most senior executive committee with responsibility for risk management. Its membership includes Executive Directors and it is formally constituted as a sub-committee of the Court. The GRPC exercises authority delegated by the Court to approve business initiatives which have material implications for the level or composition of risk, consistent with high level policy as approved by the Court. In addition to considering specific risk issues, the GRPC is responsible for reviewing overall Group risk on a portfolio basis.
      The GRPC, in turn, delegates specific responsibility for oversight of the major classes of risk (credit, market, liquidity, operational, regulatory) to specific committees and individuals which are accountable to it. These committees include:

•	Group Credit Committee — all large credit transactions

•	Group Asset and Liability Committee — market and liquidity risk

•	Group Operational Risk Committee — operational risk

•	Group Regulatory Risk and Compliance Committee — regulatory risk and compliance

•	Portfolio Review Group — composition of the Group’s loan portfolio

•	Risk Measurement Group — credit risk measurement and risk model validation
      The Group continues to follow the regulatory developments of Basel II under the Basel Committee on Banking Supervision as interpreted in the EU through the Capital Requirements Directive. Preparations for the changes to risk management practices necessary to comply with the forthcoming regulations have continued throughout the year. It is the Group’s intention to leverage the enhancements being made to the sound risk management capabilities in place today in order not only to meet the new compliance requirements, but additionally to better manage our risk appetite and capital utilisation in order to generate improved risk adjusted returns for our stockholders.
CREDIT RISK
      Credit Risk reflects the risk that a counterparty will be unable to meet its contractual obligations to the Group in respect of loans or other financial transactions, thereby causing the Group to incur a loss. The Group’s exposure to credit risk is governed by policy approved by the Court of Directors and the GRPC.
Lending Authorities
      The Group has a credit risk management system which operates through a hierarchy of authorities which are related to internal loan ratings. All exposures above certain levels require the approval of the Group Credit Committee. Exposures below Group Credit Committee’s authority are approved according to a system of tiered authorities.
      Individuals are allocated lending limits according to credit competence, proven judgment, experience and the nature and scale of lending in their business unit. Lending proposals above the relevant limits are referred to a divisional credit department or to Group Credit for independent assessment, formulation of a recommendation and subsequent adjudication by the appropriate authorities which include Heads of Divisions, Senior Executives and the Group Credit Committee.
      Existing credit risk is reviewed periodically with lower quality exposures subject to greater intensity of supervision and management.

Credit Policy
      The core values governing the provision of credit are contained in Group and Unit Credit Policies which are approved and reviewed by the Group Risk Policy Committee and, where appropriate, by the Court of Directors.
      The Unit Credit Policies define in greater detail the credit approach appropriate to the units concerned, taking account of the markets in which they operate and the products they provide. Procedures for the approval and monitoring of exceptions to policy are clearly set out in each document. In a number of cases these unit policies are supplemented by Sectoral Credit Policies. Lending caps are put in place when it is considered appropriate to limit exposure to certain sectors. An independent function (within Group Credit), Group Credit Review, reviews the quality and management of risk assets across the Group and reports to the Group Risk Policy Committee on a quarterly basis.
Country/ Bank Limits
      The Group is exposed to country risk predominantly through Global Markets’ counterparty exposures to banks and as a result of the increasing international focus of its specialist niche businesses. Country risk exposures are managed within a framework approved by the Court. Maximum exposure limits and maturity limits are approved annually by the Group Risk Policy Committee on the basis of external ratings supported by internal country risk models.
      Maximum limits on exposures to banks are approved by the Group Risk Policy Committee on the basis of an assessment of each bank’s credit worthiness.
Rating Methodologies
      The use of credit rating models, which measure the degree of risk inherent in lending to specific counterparties, is central to Credit Risk Management within Bank of Ireland. The primary measures by which credits are assessed are probability of default (PD), exposure at default (EAD) and loss given default (LGD), which are complemented by expert judgment. Rating models are also used to guide effective risk pricing. During the past year, in line with preparations for Basel II, significant progress has been made to enhance and upgrade pre-existing loan rating and credit risk measurement systems to meet evolving developments. The Group has also reviewed the risk-adjusted returns of a number of key Group portfolios.
      Risk modelling is also applied at portfolio level in the Group’s credit businesses to guide economic capital allocation and strategic portfolio management.
      In addition to providing a solid basis for Basel II compliance, a key objective of these initiatives is to allow the Group to further integrate the advances in credit risk measurement into pricing for credit risk and advanced portfolio management.
      Statistical scoring techniques are used by the Group to assess the quality of consumer loans, both at the application stage and for ongoing portfolio management. The scoring system is continuously refined and validated to ensure that all new and existing lending meets predefined criteria, which ensures that the level of risk incurred is acceptable to the Group.
      Our rating system for larger transactions utilises financial and non-financial information to determine the level of transaction risk and ensure that an appropriate level of return is earned.
      An Independent Control Unit validates risk-rating models to ensure that they are compliant with Basel II requirements. This unit reports to the Risk Measurement Group, which is a sub-committee of GRPC and is responsible for governing the measurement of credit risk and the implementation of risk measurement models across the Group.
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
      The Group Risk Policy Committee also reviews the Group’s provisions for impairment losses twice each year.
Impairment Provisions
      Movement in the allowance for losses on loans and advances is charged to profit and is added to the stock of impairment provisions held in respect of loan and advances. Any subsequent write-off (charge-off) is charged against this stock of provisions.
      With effect from April 1, 2005 the Group has adopted and applied impairment provisioning methodologies that are in compliance with IFRS. International Accounting Standard (IAS) 39 requires that an incurred loss approach be taken to impairment provisioning.
      All credit exposures, either individually or collectively, are regularly reviewed for objective evidence of impairment; where such evidence of impairment exists, the exposure is measured for an impairment provision.
      Specific provisions are created where there is a shortfall between the amount of the Group’s exposure and the likely recoverable amount. The recoverable amount is calculated by discounting the value of expected future cash flows by the exposure’s original effective interest rate.
      Impairment provisions are also recognized for potential losses not specifically identified but which experience and observable data indicate, are present in the portfolio at the date of assessment. These are described as Incurred but not Reported (IBNR) provisions. Statistical models are used to determine the appropriate level of IBNR provisions. These models are regularly reviewed and revised, where necessary.
      All Units regularly review and confirm the appropriateness of their provisioning methodologies and the adequacy of their impairment provisions.
      When management determines that a full or partial write-off on a loan is appropriate then that amount is written off against the related provision for loan impairment. It is practice for banks in Ireland and the United Kingdom to delay write-off until the realization of security or alternative recovery action has been completed or the required full or partial write-off can be predicted with a high degree of certainty. Accordingly, the Group does not, in the normal course, expect to recover amounts charged off.
      Where an amount previously written off is recovered it is applied to reduce the provision for loan impairment in the income statement.
      There are differences between the provisioning policies generally applied in the United States and those applied in Ireland and the United Kingdom. In Ireland and the United Kingdom, until such time as its payment is considered to be doubtful, interest continues to accrue on outstanding balances.
      This interest is charged to the account but is offset by the creation of a specific provision in respect of the amount considered doubtful. In contrast, banks in the United States typically stop accruing interest when loans become overdue by 90 days or more. As outlined above, banks in the United States also charge off loans more rapidly than is the practice in Ireland or the United Kingdom. The cumulative effect of these policies is to increase the relative size of the Group’s loan portfolio and the allowance for impairment, and so to increase the Group’s provisioning ratios, compared with those which would result from the adoption of U.S. provisioning policies. In comparison with such policies net income is not affected.
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
MARKET RISK
      Market risk is the potential adverse change in Group income or the value of Group net worth arising from movements in interest rates, exchange rates or other market prices. Market risk arises from the structure of the balance sheet, the Group’s business mix and discretionary risk-taking. The Group recognizes that the effective management of market risk is essential to the maintenance of stable earnings, the preservation of stockholder value and the achievement of the Group’s corporate objectives.
      The Group’s exposure to market risk is governed by policy approved by the Court of Directors and the GRPC. This policy sets out the nature of risks which can be taken, the types of financial instruments which can be used to increase or reduce risk and the way in which risk is measured and controlled.
      The Court approves an overall Value at Risk (“VaR”) limit, which is a quantification of the Group’s appetite for market risk (VaR is defined below). ALCO in turn approves VaR sub-limits for Bank of Ireland Global Markets (BoIGM) and Davy. These limits are set by principal risk type ( interest rate, foreign exchange, equity and credit spread) and by currency. In addition, ALCO approves small risk limits for the retail business units which are solely intended to facilitate efficient hedging. Market risk limits are rigorously enforced and compliance is monitored by ALCO.
TRADING BOOK
      The Group’s Trading Book includes BoIGM’s mark-to-market interest rate and foreign exchange books as well as a small portfolio of positions in corporate credits and credit indices held for trading purposes. The Trading Book also includes positions arising from Davy’s market-making and broking activities in equities and debt securities. The Banking Book incorporates all other assets and liabilities.
      In the year ended March 31, 2006, Trading Book risk arose predominately from positions in securities, interest rate futures, interest rate swaps, foreign exchange and, in Davy’s case, equities.
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
      VaR is measured using a variance-covariance matrix approach. Matrices are updated weekly using the Exponentially Weighted Moving Average methodology, which is widely employed in the industry. Management recognizes that VaR is subject to certain inherent limitations. The past will not always be a reliable guide to the future and the statistical assumptions employed may understate the probability of very large market moves. For this reason, VaR limits are supplemented by a range of controls which include position limits and loss tolerances.
      In addition scenario-based stress testing is used to calculate the profit and loss impact of major market moves.
      The Group uses a variety of ex-post tests to assess the reliability of its VaR modelling and these tests have been supportive of the methodology and techniques used.
      The table below provides summary statistics for the level of Trading Book VaR in the year ended March 31, 2006 and in the preceding year. The aggregate Trading Book VaR is the (undiversified) simple summation of the figures for interest-rate, equity and credit — spread VaR.

      Trading Book VaR for the years ended March 31, 2006 and March 31, 2005

	2005/2006	2004/2005

End Year Trading Book VaR	€1.3m	€1.1m
Average Trading Book VaR	€2.1m	€2.0m
Lowest Trading Book VaR	€1.3m	€1.0m
Highest Trading Book VaR	€4.1m	€3.6m
      Interest rate risk in BoIGM was the predominant source of Trading Book VaR in 2005/2006. The average VaR for this component of risk in the year ended March 31, 2006 was €1.4m and the corresponding figure for the previous year was €1.2m.
BANKING BOOK
      The Group’s Banking Book consists of its retail and corporate deposit and loan books, as well as BoIGM’s interbank money market books and its holdings of investment securities.
      For risk measurement and control purposes, VaR is applied to BoIGM’s Banking Book risk. The Group’s corporate and retail businesses are required to hedge their interest rate risk with BoIGM.
      Where customer risk is hedged on a portfolio (as opposed to on a transaction-by-transaction) basis, the business units concerned are assigned small limits to facilitate efficient hedging. In the case of these books, sensitivity analysis is used to measure and control interest rate risk. This involves calculating exposure in net present value (NPV) terms to a 1% parallel shift of the yield curve. This is supplemented by estimates of maturity mismatch exposure using a methodology, which allows estimates of exposure to non-parallel shifts in the yield curve to be quantified.
      The Group’s Banking Book also includes its non interest-bearing free funds and assets held against these liabilities. Free Funds consist principally of non-interest bearing current account liabilities, equity and reserves. It is Group policy to invest its free funds, net of non-interest bearing assets, in a portfolio of fixed rate assets with an average life of 4 years and a maximum life of between 7 and 8 years. This portfolio is continuously re-invested to maintain a 4 year average life.
      All of the Group’s material Banking Book exposure is in Euro, Sterling and U.S. Dollars.
      At end March 2006, a 1% parallel downward shift in the euro, sterling and U.S. Dollar yield curves would have generated gains in NPV terms of €6.6m, €22.1m and €1m respectively.
      The table in Note 32 to the Consolidated Financial Statements (page F-63) provides an indication of the re-pricing mismatch in the Non-Trading Books at March 31, 2006.
DERIVATIVES
      A derivative is a financial contract whose value is linked to movements in interest rates, exchange rates, equity or commodity prices or more generally, to any objectively measured variable agreed between the parties. Derivative markets are an efficient mechanism for the transfer of risk. The Group uses derivatives to manage the market risks that arise naturally in its retail and wholesale banking activities. In addition, it transacts in derivatives with its business and corporate clients for the purpose of assisting these clients in managing their exposure to changes in interest and foreign exchange rates. Finally, the Group takes discretionary trading risk in derivative markets (in addition to discretionary risk taken in money and securities markets).
      The Group also uses credit derivatives, on a limited basis, within its Trading Book to take exposure to specific and general credit spread movements and in its Banking Book to provide default protection on specific credit exposures.
      Further details can be found in Note 15 and accounting policy is set out on page F-39 to the Consolidated Financial Statements.

Policy
      The Group’s participation in derivatives markets is subject to policy approved by the Court of Directors and, at a more detailed level, by the Group Risk Policy Committee. The Group makes a clear distinction between derivatives which must be transacted on a perfectly-hedged basis, deal by deal, and those whose risks can be managed within broader interest rate or foreign exchange books. Since these broader books can be structured to assume some degree of proprietary risk, derivative positions held within them will not necessarily be exactly hedged.
      Market risk can only be assumed in clearly-defined categories of derivative which are traded in well established, liquid markets, supported by industry standard conventions and documentation and valued in accordance with generally accepted methods. Positions can only be taken in instruments which the business can settle, administer and value, and where the risks can be accurately measured and reflected within exposure against limits.
      Bank of Ireland Global Markets (BoIGM) and Davy are the only Group businesses permitted to transact on the Group’s behalf in derivative markets.
      BoIGM is permitted to take risk in non-option derivatives, such as interest rate futures, bond futures, FRAs, interest rate swaps, credit derivatives, forward foreign exchange and currency swaps. In addition, it is permitted to take exposure in the most widely traded option markets, principally options on futures, caps, floors, swap options (swaptions) and conventional currency options.
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
Collateral Agreements
      BoIGM has executed Credit Support Annex’s (CSAs) with its principal interbank derivatives counterparties and, as a result, a very high proportion of its total interbank derivatives book is covered by CSAs. The purpose of a CSA is to limit the potential cost of replacing derivative contracts at market prices in the event of default by the original counterparty. Under the terms of a CSA, if the aggregate market value of a set of derivative contracts between the two parties exceeds an agreed threshold figure, the party which would be exposed to loss in the event of default receives a deposit of cash or eligible securities equal to the excess aggregate value over the threshold. In BoIGM’s case, valuations are agreed and collateral is exchanged on a weekly basis.
      It is a requirement of policy that BoIGM must be able to value all derivative contracts that are subject to a CSA or obtain valuations from independent third parties. This is to ensure that the correct collateral is exchanged and the CSA provides the appropriate measure of protection against loss.
Nature of Derivatives Instruments
      For a description of the derivative instruments used by the Group, please refer to Note 15 to the Consolidated Financial Statements.
Structural Foreign Exchange
      Structural foreign exchange risk is defined as the Group’s non-trading net asset position in foreign currencies. Structural risk arises almost entirely from the Group’s net investments in its sterling-based subsidiaries. A structural open position in a particular currency can also be considered to be a measure of that part of the Group’s capital which is denominated in that currency. In considering the most appropriate structural foreign exchange position, the Group takes account of the currency composition of its risk-weighted assets and the desirability of maintaining a similar currency distribution of capital. Doing so will ensure that capital ratios are not excessively exposed to changes in exchange rates.

      At March 31, 2006, the Group’s structural foreign exchange position was as follows:

	March 31, 2006	March 31, 2005

	€m	€m
GBP	3,373	2,908
USD	264	248

Total structural FX position	3,637	3,156

      The positions indicate that a 10% depreciation in the value of the euro against all other currencies at March 31, 2006 would result in a gain taken to reserves of €363m (2005: €315m).
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
      In addition, the Group measures the projected short-term cash flow mismatch arising from the refinancing of its existing wholesale book and potential net new funding. This measure of potential recourse to wholesale markets must be covered in part by holdings of liquid assets.
      The Group also complies with prudential liquidity requirements set by the Financial Regulator and, in respect of its operations in other jurisdictions the regulatory liquidity requirements as specified by Regulators in those jurisdictions.
OPERATIONAL RISK
      The Basel Committee on Banking Supervision defines Operational Risk for regulatory and supervisory purposes as: “the risk of loss resulting from inadequate internal processes, people or systems or from external events.”
Operational Risk Governance
      Ultimately, it is the responsibility of the Court to ensure that the assets of the Group are safeguarded and that attempted fraud or other irregularities is prevented or detected. To discharge this responsibility, the Court has approved a set of policies and controls that the GRPC oversees on its behalf.
      These controls include the Group Operational Risk Committee (GORC), an Operational Risk Management Framework and the activities of the Group Operational Risk function.
Operational Risk Management Approach
      The Group has established a formal approach to the management of Operational Risk in the form of the “Operational Risk Management Framework”. The objective of this framework is the identification, assessment, monitoring and management of operational risks which may impact the achievement of the Group’s business objectives.

      The Operational Risk Management Framework is designed to meet the requirements of good Corporate Governance (e.g. Turnbull), Basel II Capital Requirements Directive (CRD) and the Bank for International Settlements (BIS) Sound Practices Guidance. It consists of:

•	Formulation and dissemination of the Group Operational Risk Policy

•	The establishment of organisational structures for the oversight, monitoring and management of operational risk throughout the Group

•	Embedding the Operational Risk Management Process in all business and support units throughout the Group

•	Creating awareness throughout the Group of the need to manage operational risk and training of relevant staff in the Operational Risk Management Process
The Operational Risk Management Process
      The Operational Risk Management Process is in six-stages and provides a roadmap from the identification of threats to the achievement of business objectives, through the mitigating effect of controls, to action plans where weaknesses have been identified. It is designed to be iterative in nature to ensure it is continually updated and reflects the current risk profile of the Group.
The Operational Risk Management Process
Operational Risk Reporting
      At an Entity Level, monitoring of Operational Risk is primarily achieved through the drafting and presentation of two formal reports each year which must be completed by each reporting unit. The reporting consists of a number of elements including Risk Maps, Action Plans for the highest rated risks and a Loss Events register.
      This reporting is supplemented by the submission of Monthly Operational Risk Scorecards by the business and support units. These scorecards are used to give an overview of progress against Action Plans, Key Risk Indicators and critical events. A programme to extend the scorecard whereby the units measure and report their performance against pre-defined limits for operational risk has been piloted successfully during the year.
      The Group’s Operational Risk Management Framework, Operational Risk Policy and any incidents are subject to regular audit by Group Internal Audit.
Regulatory Risk & Compliance
      Regulatory compliance risk arises from a failure to comply with the laws, regulations or codes applicable to the financial services industry in the jurisdictions within which the Group operates. Non-compliance has adverse reputation implications and may lead to fines, public reprimands, enforced suspension of operations or, in extreme cases, withdrawal of authorisation to operate. The Group is subject to extensive supervisory and regulatory regimes principally in the Republic of Ireland and the UK. Effective management of regulatory compliance risk is the primary responsibility of business management. This requires the conduct of business in accordance with applicable regulations and with an awareness of compliance risk.
      The Group continues to upgrade its risks and compliance framework to manage these risks and the Group Regulatory Risk and Compliance function manages the Group’s risks associated with legal compliance, tax compliance, and compliance with anti-money laundering legislation, health and safety and environmental regulations.

      This function reports to the Group Chief Risk Officer with oversight by the Group Regulatory Risk and Compliance Committee (sub committee of the Group Risk Policy Committee. The objective of the committee is to define and identify regulatory and compliance risks, devise and implement a framework for their management, report on their status, make recommendations and escalate to senior management as appropriate. The Committee also promotes awareness of regulatory and compliance risks throughout the Group.
      The Head of Regulatory Risk and Compliance is responsible for formulating and communicating the risk control framework for the management of regulatory and compliance risks and for monitoring the reporting framework to assist business management in discharging its responsibilities.
Item 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
      Not Applicable.

PART II

Item 13	DEFAULTS, DIVIDEND ARREARAGES & DELINQUENCIES
      Not Applicable.

Item 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS & USE OF PROCEEDS
      Not Applicable.
Item 15     CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
      The Company maintains ‘disclosure controls and procedures’, as such term is defined in Exchange Act Rule 13a-15(e), that are designed to ensure that information required to be disclosed in reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to management, including the Group Chief Executive and Group Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
      In connection with the detailed work undertaken on transition to IFRS as well as in the preparation of this report, the Group noted the need to make restatements of certain US GAAP financial information relating to: (i) a once-off gain arising from falling corporation tax rates in Ireland relating to leasing; (ii) an error in valuation in a small portfolio of derivatives; and (iii) the inclusion of foreign exchange differences on securities available for sale in net income rather than being taken to AFS reserves in accordance with EITF 96/15. Adjustments have been made for these by restating the 2005 financial data in the financial statements ( pages F-121 – F-123) and the selected consolidated financial data (page 9).
      The restatements relate solely to our US GAAP financial information and have no impact on our previously published IFRS or Irish GAAP financial information.
      The Company’s management, with the participation of the Company’s Group Chief Executive and Group Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this annual report. The Group Chief Executive and Group Financial Officer have determined that the Company’s disclosure controls and procedures were not effective as of March 31, 2006 for purposes of Exchange Act Rule 13a-15(e) described above because of inadequacies in processes relating to the production of US GAAP figures.
      As a result of the discovery of the errors noted above, we are taking a series of steps to strengthen our internal controls over the preparation of US GAAP information. These include increasing the level of internal US GAAP expertise, supplementing such internal US GAAP expertise with external consultant reviews, together with stronger review and control procedures.
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
      During the year, the audit committee adopted a comprehensive policy on the provision of non-audit services to the Group. This policy provides for the pre-approval of all non-audit services as well as the prohibition on the provision of certain other named services by the Group’s auditor, PricewaterhouseCoopers. Management seeks annual pre-approval for certain categories of services which may be rendered by PricewaterhouseCoopers, along with budgets attaching to each category, which cannot be exceeded without the prior approval of the Committee. Any assignment outside of the approved categories or which would cause fees to exceed the agreed budget must be pre-approved by any one member of the Audit Committee and notified to the Audit Committee for ratification at its next meeting. Management reports quarterly to the Audit Committee the amount of fees actually incurred in respect of each category of service. It is Group policy to subject all major consultancy assignments to a competitive tender process (see Note 8 to our Consolidated Financial Statements on page F-36).

Item 16D	Exemptions from the Listing Standards for Audit Committees
      Not applicable.

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
      As at March 31, 2005, 23,836,094 units of Ordinary Stock held by the Group’s life assurance company were categorised as “own shares” and a further 1,158,704 units of Ordinary Stock were purchased by the life assurance company and held for the benefit of policyholders during the year to March 31, 2006. No other share purchases were made during the year.

PART III

Item 17	FINANCIAL STATEMENTS
      (Not responded to as Item 18 complied with)

Item 18	FINANCIAL STATEMENTS
      Financial Statements

Item 19	EXHIBITS

1.1	—	Charter & Acts (incorporated by reference to Exhibit 1.1 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2001, File No. 1-14452).
1.2	—	Bye-Laws (incorporated by reference to Exhibit 1.1 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2001, File No. 1-14452).
4.1	—	Rules of the Bank of Ireland Group Stock Options Scheme — 2006.
4.2	—	Rules of the Bank of Ireland Group Long Term Performance Stock Plan (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2001, File No. 1-14452).
4.3	—	Rules of the Bank of Ireland Group Long Term Incentive Plan 2004 and Executive Stock Option Scheme 2004.
4.4	—	Rules of the Bank of Ireland Restricted Stock Options Plan 2006.
8	—	List of significant subsidiaries — incorporated by reference to page 20 of this Form 20-F.
12.1	—	Certification by the Chief Executive Officer as required by Section 302 of Sarbanes-Oxley Act of 2002.
12.2	—	Certification by the Chief Financial Officer as required by Section 302 of Sarbanes-Oxley Act of 2002.
13.1	—	Certification by the Chief Executive Officer as required by Section 906 of Sarbanes-Oxley Act of 2002.
13.2	—	Certification by the Chief Financial Officer as required by Section 906 of Sarbanes-Oxley Act of 2002.

BANK OF IRELAND GROUP
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Year Ended March 31, 2006

BANK OF IRELAND GROUP
STATEMENT OF DIRECTORS’ RESPONSIBILITIES
      The Directors are responsible for preparing the Annual Report and the financial statements in accordance with International Financial Reporting Standards (“IFRS”) and IFRIC interpretations endorsed by the European Union and with those parts of the Companies Acts, 1963 to 2005 applicable to companies reporting under IFRS and Article 4 of the IAS Regulation and the European Communities (Credit Institutions: Accounts) Regulations, 1992.
      Irish company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Bank and the Group and of the profit or loss of the Group for that period. In preparing these financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state that the financial statements comply with IFRS.

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.
      The Directors confirm that they have complied with the above requirements in preparing the financial statements.
      The Directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Bank and enable them to ensure that the financial statements are prepared in accordance with IFRS and IFRIC interpretations endorsed by the European Union and with those parts of the Companies Acts, 1963 to 2005 applicable to companies reporting under IFRS and Article 4 of the IAS Regulation and the European Communities (Credit Institutions: Accounts) Regulations, 1992. They are also responsible for safeguarding the assets of the Bank and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
      The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Bank’s website. Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

BANK OF IRELAND GROUP
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Court of Directors and members of the Governor and Company of the Bank of Ireland:
      We have audited the accompanying consolidated balance sheets of the Governor and Company of the Bank of Ireland and its subsidiaries as of March 31, 2006 and 2005, and the related consolidated income statements, consolidated statements of recognised income and expense and consolidated cash flow statements for each of the two years in the period ended March 31, 2006. These accounts are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these accounts based on our audits.
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
      In our opinion, the consolidated accounts referred to above present fairly, in all material respects, the financial position of the Governor and Company of the Bank of Ireland and its subsidiaries at March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2006, in conformity with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU).
      As discussed in the Accounting Policies Basis of Preparation of the consolidated accounts, the Group has applied IFRS with effect from 1 April 2004, the date of transition in accordance with the transitional provisions set out in IFRS 1, ‘First-time Adoption of International Financial Reporting Standards’. Previously, the Group followed the generally accepted principles of Ireland (Irish GAAP). The Group has applied International Accounting Standard (IAS) 32 ‘Financial Instruments: Disclosure and Presentation’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 4 ‘Insurance Contracts’ in accordance with the transitional provisions set out in IFRS 1. The change has been accounted for with effect from 1 April 2005.
      Accounting principles in conformity with IFRS as adopted by the EU vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 48, as restated, to the consolidated accounts.
PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin, Ireland
September 11, 2006

BANK OF IRELAND GROUP
CONSOLIDATED INCOME STATEMENT

		Year Ended
		March 31,

		2006	2005
		Group	Group
	Notes	Total	Total

		€m	€m
Interest Income	3	5,954	4,263
Interest Expense	3	(3,647)	(2,332)

Net Interest Income		2,307	1,931
Insurance net premium income		1,298	1,791
Fees and commissions income		912	1,163
Fees and commissions expense		(170)	(263)
Net trading income	4	30	66
Life assurance investment income and gains		625	695
Other operating income	5	165	138
Profit on disposal of business activity	6	176	11

Total Operating Income		5,343	5,532
Increase in insurance contract liabilities and claims paid		(1,666)	(2,222)

Total Operating Income, net of Insurance Claims		3,677	3,310
Total Operating Expenses	7	(2,020)	(2,051)

Operating Profit before Impairment Losses		1,657	1,259
Impairment losses	17, 18	(103)	21

Operating Profit		1,554	1,280
Share of profit of associated undertakings and joint ventures		45	30

Profit before Taxation		1,599	1,310
Taxation	11	(303)	(256)

Profit for the Period		1,296	1,054

Attributable to minority interests		(9)	(1)
Attributable to stockholders		1,305	1,055

Profit for the Period		1,296	1,054

Earnings per unit of €0.64 ordinary stock	12	136.4c	111.1c

Diluted earnings per unit of €0.64 ordinary stock	12	135.4c	110.2c

The notes on pages F-10 to F-134
Form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP
CONSOLIDATED BALANCE SHEET

		At March 31,

	Notes	2006	2005

		€m	€m
ASSETS
Cash and balances at central banks		1,899	1,613
Items in the course of collection from other banks		930	560
Central government and other eligible bills	13	8	1,607
Trading securities	14	620	—
Derivative financial instruments	15	2,085	—
Other financial assets at fair value through P/ L	14	10,580	—
Loans and advances to banks	16	10,576	8,347
Available-for-sale financial assets	18	28,205	—
Loans and advances to customers	17	101,246	79,836
Debt securities	19	—	22,711
Equity shares		—	5,716
Interest in associated undertakings	20	21	17
Interest in joint ventures	21	75	61
Intangible assets — Goodwill	22	375	219
Intangible assets — Other	22	590	573
Investment property		807	503
Property, plant & equipment	23	860	720
Deferred tax asset	31	30	99
Other assets	24	3,447	5,198

Total assets		162,354	127,780

EQUITY AND LIABILITIES
Deposits by banks	25	32,312	20,865
Customer accounts	26	61,710	60,185
Items in the course of transmission to other banks		284	230
Derivative financial instruments	15	1,647	—
Liabilities to customers under investment contracts		6,650	—
Debt securities in issue	27	36,814	21,217
Life assurance liabilities attributable to policyholders		—	8,713
Insurance contract liabilities		5,192	—
Other liabilities	29	4,711	6,757
Deferred tax liabilities	31	207	212
Provisions	30	153	179
Retirement benefit obligations	35	808	924
Subordinated liabilities	28	6,493	4,086

Total liabilities		156,981	123,368
Equity
Share capital	38	663	663
Share premium account	39	767	767
Retained profit	39	3,330	2,424
Other reserves	39	803	629
Own shares held for the benefit of life assurance policyholders		(235)	(206)

Stockholders’ equity		5,328	4,277
Minority interests	37	45	135

Total equity		5,373	4,412

Total equity and liabilities		162,354	127,780

The notes on pages F-10 to F-134
Form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP
STATEMENT OF RECOGNISED INCOME AND EXPENSE

	2006	2005

	€m	€m
Net gain on property revaluation	187	43
Net change in cash flow hedge reserve	(7)	—
Net change in Available for Sale reserve	(104)	—
Net actuarial gains/losses in defined benefit pension schemes	113	(386)
Foreign exchange translations	(17)	(108)

Income/expense recognised in equity	172	(451)
Profit for the period	1,296	1,054

Total recognised income/expense for the year	1,468	603

Attributable to:
Equity holders of the parent	1,477	604
Minority interests	(9)	(1)

	1,468	603

Implementation of IAS32/39 and IFRS 4 as at April 1, 2005	28	—

Attributable to:
Equity holders of the parent	28	—
Minority interests	—	—

	28	—

The notes on pages F-10 to F-134
Form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP
CASH FLOW STATEMENT

	31-3-2006	31-3-2005

	€m	€m
Cash flows from operating activities
Operating Profit	1,554	1,280
Profit on disposal of business activity	(176)	(11)
Profit on disposal of property	(4)	(8)
Depreciation and amortisation	166	177
Decrease/increase in prepayments and accrued income	61	(188)
Increase in accruals and deferred income	132	160
Provisions for impairment of loans and advances	103	(21)
Loans and advances written off net of recoveries	(64)	(123)
Revaluation of investment property	(53)	—
Profit on disposal of investment property	(49)	—
Interest on subordinated liabilities and other capital instruments	256	225
Profit on disposal of available for sale financial instruments	(4)	(2)
Charge for share based payments	11	11
Amortisation of premiums and discounts	(98)	15
Amortisation of debt issue expenses	2	2

	1,837	1,517

Net increase in deposits by banks	11,484	3,135
Net increase in customer accounts	1,852	6,844
Net increase in loans and advances to customers	(21,925)	(13,471)
Net (increase)/ decrease in loans and advances to banks	(1,574)	714
Net increase in non investment debt & equity securities	499	(1,594)
Net increase in derivative financial instruments	(340)	—
Net (increase)/decrease in assets at fair value through P/L	(2,442)	—
Net increase/ decrease in items in course of collection	(319)	19
Net increase in debt securities in issue	15,604	7,541
Net increase in other assets	(571)	(86)
Increase in other liabilities	2,763	475
Effect of exchange translation and other adjustments	(20)	306

Net cash inflow from operating assets and liabilities	5,011	3,883

Net cash inflow from operating activities before taxation	6,848	5,400
Taxation paid	(230)	(155)

Net cash inflow from operating activities	6,618	5,245
Investing activities (note a)	(7,391)	(4,037)
Financing activities (note b)	1,739	(213)

Increase in cash and cash equivalents	966	995
Opening cash and cash equivalents	5,217	4,242
Effect of exchange translation adjustments	(21)	(20)

Closing cash and cash equivalents	6,162	5,217

The notes on pages F-10 to F-134
Form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP
CASH FLOW STATEMENT     (Continued)

	31-3-2006	31-3-2005

	€m	€m
(a) Investing activities
Net increase in financial investments	(7,217)	(3,992)
Additions to tangible fixed assets	(50)	(187)
Disposal of tangible fixed assets	60	55
Additions to intangible fixed assets	(106)	—
Disposal of intangible fixed assets	8	—
Purchase of investment property	(353)	—
Disposal of investment property	151	—
Disposal of business activity	227	—
Acquisition of Group undertaking	(120)	—
Dividends received from joint ventures	25	14
Decrease/(increase) in investments in associated undertakings	1	(3)
Increase in investment in Iridian	(18)	(33)
Net cash balances of Group undertakings acquired	1	142
Sale of EuroConex Technologies Limited	—	35
Sale of UK IFA Balances	—	28
Cash balances of UK IFA businesses disposed	—	(24)
Acquisition of Burdale	—	(72)

Cash flows from investing activities	(7,391)	(4,037)

(b) Financing activities
Re issue of Treasury stock	36	7
Issue of new subordinated liabilities	2,414	587
Repayment of subordinated liabilities	—	(145)
Interest paid on subordinated liabilities	(233)	(223)
Equity dividends paid	(459)	(417)
Dividends on other equity interests	(13)	(8)
Dividends paid to minority interests	(6)	(14)

Cash flows from financing activities	1,739	(213)

The notes on pages F-10 to F-134
Form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

BANK OF IRELAND GROUP
ACCOUNTING POLICIES
Accounting Policies
      The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A	Basis of Preparation
      Up to March 31, 2005 the Bank of Ireland Group (“the Group”) prepared its Report and Accounts in accordance with Irish Generally Accepted Accounting Principles (IR GAAP). From April 1, 2005 the Report and Accounts have been prepared in accordance with International Financial Reporting Standards and International Financial Reporting Interpretations Committee (IFRIC) interpretations endorsed by the European Union (EU) and with those parts of the Companies Act, 1963 to 2005 applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention as modified to include the fair valuation of certain financial instruments and land and buildings.
      In preparing these results, the Group has applied IFRS extant at March 31, 2006. However because of amendments to IAS 39 during 2004 and 2005 the Group has availed of the option in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ to implement IAS 39 “Financial Instruments: Recognition and Measurement”, together with IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IFRS 4 ‘Insurance Contracts’, from April 1, 2005 without restating its March 2005 profit and loss account and balance sheet. Accordingly comparative information in respect of Financial Instruments and Insurance Contracts is prepared on the basis of the Group’s accounting policies under IR GAAP, see pages F-23 and F-25 for these policies.
      The preparation of the Accounts in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Accounts and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. A description of the estimates and judgements is set out on pages F-27 to F-28.
Transition to IFRS
      IFRS1 applies when an entity first adopts IFRSs and provides certain transition provisions upon first time adoption.
      The Bank of Ireland Group has used the following exemptions granted under IFRS1:

•	Business combinations: The Group has availed of the exemption and has not restated the group accounts for any acquisitions or business combinations that took place prior to April 1, 2004.

•	Fair value or revaluation as deemed cost: The Group has availed of the exemption to treat fair value as deemed cost at transition on April 1, 2004 in respect of adaptations to the properties existing at that date.

•	Employee benefits: The Group has elected to recognise all cumulative actuarial gains and losses on defined benefit pension schemes at April 1, 2004.

•	Cumulative translation differences: The Group has availed of the exemption to deem all accumulated balances arising from translation of foreign subsidiaries to be nil on transition to IFRS at April 1, 2004.

•	Share-based payment transactions: The Group has availed of the exemption only to apply IFRS2 to share based payments granted on or after November 7, 2002 that have not vested before January 1, 2005.

•	Comparative restatement: The Group has availed of the option not to apply IAS32 Financial Instruments: Disclosure and Presentation, IAS39 Financial Instruments: Recognition and Measurement and IFRS4 Insurance Contracts to the comparative figures for the year ended March 31, 2005.

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)

B	Group Accounts

(1)	Subsidiaries
      Subsidiaries, which are those companies and other entities (including Special Purpose Entities) in which the Group, directly or indirectly, has power to govern the financial and operating policies, are consolidated.
      Assets, liabilities and results of all group undertakings have been included in the Group Accounts on the basis of accounts made up to the end of the financial year.
      The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.
      Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, equity instruments issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement. (See note N ‘Intangible Assets’ for the accounting policy on goodwill.)
      Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

(2)	Associates and Joint Ventures
      Associates are entities over which the Group has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control.
      Joint ventures are contractual arrangements whereby the Group and another party undertake an economic activity that is subject to joint control.
      Investments in associates and joint ventures are accounted for by the equity method of accounting and are initially recognised at cost. Under this method, the Group’s share of the post-acquisition profits or losses of associates and joint ventures is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate or joint venture equals or exceeds its interest in the associate or joint venture the Group does not recognise further losses unless it has incurred obligations or made payments on behalf of the associate or joint venture.
      Unrealised gains on transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s interest in the associate/ joint venture; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in associates and joint ventures includes goodwill (net of any accumulated impairment losses) on acquisition.
      Accounting policies of the associate/ joint venture have been changed where necessary to ensure consistency with the policies adopted by the Group.

(3)	Minority Interests
      Transactions with minorities where the Group has control over the entity are accounted for using the “Economic entity model”. This accounting model requires that any surplus or deficit that arises on any

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)
transaction(s) with minorities to dispose of or to acquire additional interests in the entity are settled through equity.

C	Foreign Currency Translation
      Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in euro, which is the functional and presentation currency of the parent.
      Foreign currency transactions are translated into euro at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary items, such as equities held at fair value through profit and loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items such as equities classified as available-for-sale are included in the fair value reserve in equity.
      The results and financial position of all the group entities that have a functional currency different from the presentation currency have been translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the date of the transactions); and

•	All resulting exchange differences are recognised as a separate component of equity.
      On consolidation, exchange differences arising from the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments, are taken directly to a separate component of stockholders’ equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.
      Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
      The principal rates of exchange used in the preparation of the accounts are as follows:

	March 31, 2006		March 31, 2005

	Average	Closing	Average	Closing

€/U.S.$	1.2126	1.2104	1.2647	1.2964
€/Stg£	0.6826	0.6964	0.6834	0.6885

D	Interest Income and Expense
      Interest income and expense are recognised in the income statement for all instruments measured at amortised cost using the effective interest method.
      The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)
terms of the financial instrument (for example, prepayment options) but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.
      Once a financial asset or group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purposes of measuring the impairment loss.

E	Fees and Commission Income
      Fees and commissions which are not an integral part of the effective interest rate are generally recognised on an accrual basis when the service has been provided. Commission and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as the acquisition of loans, shares or other securities or the purchase or sale of businesses, are recognised on completion of the underlying transaction. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts usually on a time — apportionate basis. Asset management fees related to investment funds are recognised rateably over the period the service is provided. The same principle is applied for wealth management, financial planning and custody services that are continuously provided over an extended period of time. Loan commitment fees for loans that are likely to be drawn down, are deferred (together with related direct costs) and recognised as an adjustment to the effective yield on the loan once drawn.

F	Leases

(1)	A group company is the lessee
      The total payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.
      Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments.
      The corresponding rental obligations, net of finance charges, are included in long term payables. The interest element of the finance costs is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

(2)	A group company is the lessor
      When assets are held subject to a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised over the term of the lease reflecting a constant periodic rate of return on the net investment in the lease.

G	Financial Assets
      The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. Management determines the classification of its investments at initial recognition.

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)

(a)	Financial assets at fair value through profit or loss
      This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges.
      A financial asset may be designated as at fair value through the profit and loss account only when

(i)	it eliminates or significantly reduces a measurement or recognition inconsistency, “an accounting mismatch”, that would otherwise arise from measuring assets or liabilities or recognising the gains and losses on them on a different basis; or

(ii)	a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with documented risk management or investment strategy.

(iii)	If a contract contains one or more embedded derivatives that either significantly change the cash flows of the contract or the separation of the embedded derivative(s) is prohibited.

(b)	Loans and receivables
      Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable.

(c)	Held-to-maturity
      Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. Were the Group to sell other than an insignificant amount of held to maturity assets, the entire category would be tainted and would need to be reclassified as available for sale.

(d)	Available-for-sale
      Available-for-sale investments are those intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices.
      Purchases and sales of financial assets at fair value through profit or loss, held to maturity and available for sale are recognised on trade-date — the date on which the Group commits to purchase or sell the asset. Loans are recognised when cash is advanced to the borrowers. Financial assets are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership.
      Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Gains and losses arising from changes in the fair value of the financial assets at fair value through profit or loss category are included in the income statement in the period in which they arise. Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognised directly in equity, until the financial asset is derecognised or impaired at which time the cumulative gain or loss previously recognised in equity should be recognised in profit or loss. However, interest calculated using the effective interest method is recognised in the income statement. Dividends on available-for-sale equity instruments are recognised in the income statement when the entity’s right to receive payment is established.

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)
      The fair values of quoted investments in active markets are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

H	Financial Liabilities
      Financial liabilities are initially recognised at fair value, being their issue proceeds (fair value of consideration received) net of transaction costs incurred. Financial liabilities are subsequently measured at either amortised cost or fair value through profit and loss. For liabilities subsequently carried at amortised cost, any difference between the proceeds net of transaction costs and the redemption value is recognised in the income statement using the effective interest method.
      Preference shares, which carry a mandatory coupon, are classified as financial liabilities. The dividends on these preference shares are recognised in the income statement as interest expense using the effective interest method.
      A liability may be designated as at fair value through the profit and loss account only when

(i)	it eliminates or significantly reduces a measurement or recognition inconsistency, “an accounting mismatch”, that would otherwise arise from measuring assets or liabilities or recognising the gains and losses on them on a different basis; or

(ii)	a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with documented risk management or investment strategy.

(iii)	If a contract contains one or more embedded derivatives that either significantly change the cash flows of the contract or the separation of the embedded derivative(s) is prohibited.

I	Sale and Repurchase Agreements and Lending of Securities
      Securities sold subject to repurchase agreements (‘repos’) are retained on the balance sheet and reclassified as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral; the counterparty liability is included in deposits from banks or customer accounts, as appropriate. Securities purchased under agreements to resell (‘reverse repos’) are treated as collateralised loans and recorded as loans and advances to banks or customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained on the balance sheet.
      Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income. The obligation to return them is recorded at fair value as a trading liability.

J	Issued Debt and Equity Securities
      The classification of instruments as a financial liability or an equity instrument is dependent upon the substance of the contractual arrangement. Instruments which carry a contractual obligation to deliver cash or another financial asset to another entity are classified as financial liabilities and are presented in other borrowed funds. The dividends on these instruments are recognised in the income statement as interest expense. Where the Group has discretion in relation to the payments, the instrument is classified as equity and the payments are included as preference dividends.
      If the Group purchases its own debt, it is removed from the balance sheet and the difference between the carrying amount of the liability and the consideration paid is included in net trading income.

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)

K	Derivative Financial Instruments and Hedge Accounting
      Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques, including discounted cash flow models and options pricing models, as appropriate.
      All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.
      The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. When such evidence exists, the Group recognises profits on day one.
      Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.
      The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge); or, (2) hedges of highly probable future cash flows attributable to a recognised asset or liability, or a forecasted transaction (cash flow hedge). Hedge accounting is used for derivatives designated in this way provided certain criteria are met.
      The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(a)	Fair value hedge
      Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.
      If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to profit or loss over the period to maturity. The adjustment to the carrying amount of a hedged equity security remains in retained earnings until the disposal of the equity security.

(b)	Cash flow hedge
      The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.
      Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss.

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)
      When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.
(c)                  Net investment hedge
      Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

(d)	Derivatives that do not qualify for hedge accounting
      Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

L	Impairment of Financial Assets

(a)	Assets carried at amortised cost
      The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.
      Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Group about the following loss events:

(i)	significant financial difficulty of the issuer or obligor;

(ii)	a breach of contract, such as a default or delinquency in interest or principal payments;

(iii)	the Group granting to the borrower, for economic or legal reasons relating to the borrower’s financial difficulty, a concession that the lender would not otherwise consider;

(iv)	it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

(v)	the disappearance of an active market for that financial asset because of financial difficulties; or

(vi)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:
            — adverse changes in the payment status of borrowers in the group; or
            — national or local economic conditions that correlate with defaults on the assets in the group.
      The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)
impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.
      If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.
      The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.
      For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics (i.e., on the basis of the Group’s grading process that considers asset type, industry, geographical location, collateral type, past-due status and other relevant factors). Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.
      Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the Group and historical loss experience for assets with credit risk characteristics similar to those in the Group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently. The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.
      If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.
      When a loan is uncollectible, it is written off against the related provision for loan-impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.
(b)                  Available-for-sale assets
      The Group assesses at each balance sheet date whether there is objective evidence that an available-for-sale asset is impaired. In addition to the factors set out above, a significant or prolonged decline in the fair value of the asset below its cost is considered in determining whether an impairment loss has been incurred. If an impairment loss has been incurred, the cumulative loss measured as the difference between the original cost and the current fair value, less any impairment loss on that asset previously recognised, is removed from equity and recognised in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised, the impairment loss is reversed through the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)

M	Property, Plant and Equipment
      Freehold land and buildings are initially recognised at cost, and subsequently are revalued annually to open market value. Revaluations are to be made with sufficient regularity to ensure that the carrying amount does not differ materially from the open market value at the balance sheet date.
      All other property, plant and equipment, including freehold and leasehold adaptations, is stated at historical cost less accumulated depreciation. Cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or are recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.
      Increases in the carrying amount arising on the revaluation of land and buildings are credited to revaluation reserves in shareholders’ equity. Decreases that offset previous increases on the same asset are charged against property revaluation reserve; all other decreases are charged to the income statement.
      The directors consider that residual values of freehold and long leasehold property based on prices prevailing at the time of acquisition or subsequent valuation are such that depreciation is not material.
      Depreciation is calculated on the straight-line method to write down the carrying value of assets to their residual values over their estimated useful lives as follows:

Adaptation works on freehold & leasehold property	15 years, or the remaining period of the lease
Computer and other equipment	Maximum of ten years
      The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. The estimated recoverable amount is the higher of the asset’s fair value less costs to sell or value in use.
      Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

N	Intangible Assets

(a)	Goodwill
      Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisition of subsidiaries is included in ‘intangible assets’. Goodwill on acquisitions of associates is included in ‘investments in associates’.
      Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
      Goodwill is allocated to cash generating units for the purpose of impairment testing.

(b)	Computer software
      Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised on the basis of the expected useful lives, which is normally five years.

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)
      Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group and which will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include software development employee costs and an appropriate portion of relevant overheads.
      Computer software development costs recognised as assets are amortised using the straight-line method over their useful lives, which is normally five years.

(c)	Other intangible assets
      Included within other intangible assets are payments made for the use of the UK Post Office brand and for customer distribution rights associated with the use of the UK Post Office network. These are amortised on a straight-line basis over its useful life.

O	Provisions
      Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

P	Employee Benefits

(a)	Pension obligations
      The Group companies operate various pension schemes. The schemes are funded and the assets of the schemes are held in separate trustee administered funds. The Group has both defined contribution and defined benefit plans. A defined benefit plan is a pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods.
      The asset/liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets, together with adjustments for unrecognised past service cost. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.
      Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited directly to reserves through the statement of recognised income and expense. Past service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.
      For defined contribution plans, once the contributions have been paid, the company has no further payment obligations. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)

(b)	Equity compensation benefits
      The Group has a number of equity share based payment schemes. The fair value of the employee services received in exchange for the grant of the options or shares is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or shares granted, excluding the impact of any non-market vesting conditions (for example, growth in EPS). Non-market vesting conditions are included in assumptions about the number of options or shares that are expected to vest. At each balance sheet date, the entity revises its estimate of the number of options or shares that are expected to vest. It recognises the impact of the revision of the original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.
      Where new shares are issued, the proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.
      The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the share price over the life of the option and other relevant factors.

Q	Income Taxes
      Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Accounts. Deferred income tax is determined using tax rates (and tax laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
      The rates enacted or substantively enacted at the balance sheet date are used to determine deferred income tax. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.
      Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.
      Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates/ joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.
      Deferred tax related to fair value re-measurement of available for sale investments and cash flow hedges, or related to the revaluation of land and buildings, which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.
      Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise. The tax effects of income tax losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses are utilised.

R	Cash and Cash Equivalents
      For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand and balances with central banks and post office banks which can be withdrawn on demand. It also comprises balances with an original maturity of less than three months.

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)

S	Share Capital and Treasury Stock

(1)	Share issue costs
      Incremental external costs directly attributable to the issue of new shares or options or to the acquisition of a business, are shown in equity as a deduction, net of tax, from the proceeds.

(2)	Dividends on ordinary shares
      Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Company’s shareholders. Dividends for the year which are declared after the balance sheet date are dealt with in the dividends per share note (Note 40).

(3)	Treasury shares
      Where the Company or its subsidiaries purchases the Company’s equity share capital, the consideration paid is deducted from total shareholders’ equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders’ equity.

T	Comparatives
      Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

U	Life Assurance Operations
      In accordance with IFRS4, the Group classifies all life assurance products as either insurance or investment contracts for accounting purposes. Insurance contracts are those contracts that transfer significant insurance risk. These contracts are accounted for using an embedded value basis.
      Investment contracts are accounted for in accordance with IAS39. All of the Group’s investment contracts are unit-linked in nature. These contracts are accounted for as financial liabilities whose value is linked to the fair value of the financial assets within the policyholders’ unit-linked funds. The Group will recognise an asset for deferred acquisition costs relating to investment contracts. Up-front fees received for investment management services will be deferred.
      The Group recognises the value of in-force life assurance business asset as the present value of future profits expected to arise from contracts classified as insurance under IFRS 4. The asset is determined by projecting the future statutory surpluses attributable to stockholders estimated to arise from insurance contracts. The surpluses are projected using appropriate assumptions as to future investment returns, persistency, mortality and expense levels. These surpluses are then discounted at a risk-adjusted rate.
      The value of in-force asset in the consolidated balance sheet and movements in the asset in the income statement are presented on a gross of tax basis. The tax charge comprises both current and deferred tax expense and includes tax attributable to both stockholders and policyholders for the period.
Premiums and claims
      Premiums received in respect of non-unit linked insurance contracts are recognised as revenue when due. Premiums received in respect of unit linked insurance contracts are recognised in the same period in which the related policyholder liabilities are created.
      Claims are recorded as an expense when they are incurred.

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)
Reinsurance
      Contracts entered into by the Group with reinsurers under which the Group is compensated for losses on one or more contracts issued by the Group are dealt with as insurance contracts. Outward reinsurance premiums are accounted for in accordance with the contract terms when due for payment.

V	Offsetting Financial Instruments
      Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right of set-off and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

W	Collateral
      The Group enters into master agreements with counterparties, to ensure that if an event of default occurs, all amounts outstanding with those counterparties will be settled on a net basis.
      The Group obtains collateral in respect of customer liabilities where this is considered appropriate. The collateral normally takes the form of a lien over the customer’s assets and gives the Group a claim on these assets for both existing and future liabilities. The collateral is, in general, not recorded on the Group balance sheet.
      The Group also receives collateral in the form of cash or securities in respect of other credit instruments, such as stock borrowing contracts, and derivative contracts in order to reduce credit risk. Collateral received in the form of securities is not recorded on the balance sheet. Collateral received in the form of cash is recorded on the balance sheet with a corresponding liability. These items are assigned to deposits received from banks and other counterparties in the case of cash collateral received. Any interest payable or receivable arising is recorded as interest expense or interest income respectively.
      In certain circumstances, the Group will pledge collateral in respect of liabilities or borrowings. Collateral pledged in the form of securities or loans and receivables continues to be recorded on the balance sheet. Collateral paid away in the form of cash is recorded in loans and advances to banks or customers. Any interest paid or receivable arising is recorded as interest expense or interest income respectively.

X	Financial Guarantees
      Financial guarantees are given to banks, financial institutions and other bodies on behalf of customers to secure loans, overdrafts and other banking facilities (‘facility guarantees’), and to other parties in connection with the performance of customers under obligations related to contracts, advance payments made by other parties, tenders, retentions and the payment of import duties. Financial guarantees are initially recognised in the financial statements at fair value on the date that the guarantee is given. Subsequent to initial recognition, the bank’s liabilities under such guarantees are measured at the higher of the initial measurement, less amortisation calculated to recognise in the income statement the fee income earned over the period, and the best estimate of the expenditure required to settle any financial obligation arising as a result of the guarantees at the balance sheet date.
      Any increase in the liability relating to guarantees is taken to the income statement in provisions for undrawn contractually committed facilities and guarantees.

Y	Accounting Policies applying to March 2005
      The Group has taken advantage of the transitional arrangements of IFRS, not to restate corresponding amounts in accordance with the above policies on financial assets; financial liabilities; derivatives and hedge

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)
accounting; impairment of financial assets; and collateral & netting. Comparative information was prepared under Irish GAAP and the relevant accounting policies for these are set out as follows:
Provisions for impairment of loans and receivables
      Group policy is to provide for bad and doubtful debts to reflect the losses inherent in the loan portfolio at the balance sheet date. There are two types of provisions, specific and general.
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
ACCOUNTING POLICIES  (Continued)
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

Z	Prospective Accounting Changes/ Impact of New Accounting Policies
      The following standards/ amendments to standards have been approved by the IASB, and were adopted by the EU in January 2006 but not early adopted by the Group. These will be adopted in 2006 and thereafter:-
      Amendment to IAS 1 — Capital disclosures (effective January 1, 2007). This amendment requires disclosure, both quantitative and qualitative, of an entity’s objectives, policies and processes for managing capital. The impact is not expected to be material in terms of Group reporting.
      Amendments to IAS 39 — Cash Flow Hedge Accounting of Forecast Intragroup transactions (effective January 1, 2006). This amendment, which is not expected to have a material impact on Group reporting, will allow the foreign currency risk of intragroup monetary items qualify as the hedge item in certain circumstances in the consolidated financial statements.
      Amendments to IAS 39 and IFRS 4: Financial Guarantee Contracts (effective January 1, 2006). This amendment will be adopted by the Group in the accounting period commencing on April 1, 2006 and requires financial guarantee contracts to be accounted for as financial instruments under IAS 39 unless they have been

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)
explicitly dealt with as insurance contracts in the past in which case the previous accounting may continue. This standard is not expected to have a material impact on the Group.
      IFRS 7 — Financial Instrument disclosures (effective January 1, 2007). This standard updates and augments the disclosure requirements of IAS 30, IAS 32 and IFRS 4 and will require additional disclosures relating to risk management policies and processes.

BANK OF IRELAND GROUP
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
      The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
(a)              Impairment losses on loans and advances
      The Group reviews its loan portfolios at least on a quarterly basis to assess impairment. In determining whether an impairment loss should be recorded in the income statement, the Group makes judgements as to whether there is any observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of loans before the decrease can be identified with an individual loan in that portfolio. This evidence may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio, when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.
(b)             Fair value of derivatives
      The fair value of financial instruments that are not quoted in active markets are determined by using valuation techniques. Where valuation techniques (e.g. models) are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All models are certified before they are used and models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, models use only observable data, however areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect reported fair value of financial instruments.
(c)              Retirement Benefits
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
(d)             Life Assurance Operations
      The Group accounts for the value of the shareholder’s interest in long-term assurance business using the embedded value basis of accounting. Embedded value is comprised of the net tangible assets of Bank of Ireland Life and the present value of its in-force business. The value of in-force business is calculated by projecting future surpluses and other net cash flows attributable to the shareholder arising from business written up to the balance sheet date and discounting the result at a rate which reflects the shareholder’s overall risk premium, after provision has been made for taxation.
      Future surpluses will depend on experience in a number of areas such as investment returns, lapse rates, mortality and investment expenses. Surpluses are projected by making assumptions about future experience, having regards to both actual experience and forecast long-term economic trends. Changes to these assumptions may cause the present value of future surpluses to differ from those assumed at the balance sheet date and could significantly affect the value attributed to the in-force business. The value of in-force business could also be affected by changes in the amounts and timing of other net cash flows (principally annual management charges

BANK OF IRELAND GROUP
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS  (Continued)
and other fees levied upon the policyholders) or the rate at which the future surpluses and cashflows are discounted. In addition, the extent to which actual experience is different from that assumed will be recognised in the profit and loss account for the period.
(e)              Taxation
      The taxation charge accounts for amounts due to fiscal authorities in the various territories in which the Group operates and includes estimates based on a judgement of the application of law and practice in certain cases to determine the quantification of any liabilities arising. In arriving at such estimates, management assesses the relative merits and risks of tax treatments assumed, taking into account statutory, judicial and regulatory guidance and, where appropriate, external advice.
(f)              Goodwill
      The Group capitalises goodwill arising on the acquisition of businesses, as disclosed in the Accounting policies. The carrying value of goodwill as at March 31, 2006 was €375m (2005: €219m). Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.
      For the purposes of impairment testing goodwill acquired in a business combination is allocated to each of the Group’s cash-generating units expected to benefit from the combination. Goodwill impairment testing involves the comparison of the carrying value of a cash-generating unit with its recoverable amount. The recoverable amount is the higher of the unit’s fair value and its value in use. Value in use is the present value of expected future cash flow from the cash-generating unit. Fair value is the amount obtainable for the sale of the cash-generating unit in an arm’s length transaction between knowledgeable, willing parties.
      Impairment testing inherently involves a number of judgemental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of cash-generating units; and the valuation of the separable assets of each business whose goodwill is being reviewed.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      Index to the notes to the consolidated financial statement

Page

1	Transition to IFRS	F-31
2	Segmental Reporting	F-31
3	Net interest income	F-34
4	Net trading income	F-34
5	Other operating income	F-35
6	Disposal of business activity	F-35
7	Other operating expenses	F-35
8	Auditors remuneration	F-36
9	Staff costs	F-36
10	Staff numbers	F-36
11	Income tax expense	F-37
12	Earnings per share	F-38
13	Central government and other eligible bills	F-39
14	Financial assets at fair value through profit and loss (including trading)	F-39
15	Derivative financial instruments	F-39
16	Loans and advances to banks	F-46
17	Loans and advances to customers	F-47
18	Available for sale financial assets	F-48
19	Debt securities	F-49
20	Interest in associated undertakings	F-50
21	Interest in joint ventures	F-50
22	Intangible assets	F-51
23	Property, plant and equipment	F-52
24	Other assets	F-53
25	Deposits by banks	F-53
26	Customer accounts	F-54
27	Debt securities in issue	F-54
28	Subordinated liabilities	F-55
29	Other liabilities	F-59
30	Provisions	F-60
31	Deferred income taxes	F-61
32	Interest Rate Risk	F-62
33	Liquidity Risk	F-65
34	Fair Values of Financial Assets and Liabilities	F-66
35	Retirement benefit obligations	F-68
36	Contingent liabilities and commitments	F-72
37	Minority interest	F-73
38	Ordinary shares, share premium and treasury shares	F-73
39	Reserves and retained earnings	F-79

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

Page

40	Dividends per share	F-80
41	Cash and cash equivalents	F-80
42	General	F-81
43	Related party transactions	F-81
44	Acquisitions	F-83
45	Life assurance business	F-85
46	Reconciliation of IR GAAP to IFRS	F-87
47	Directors’ Information	F-105
48	Group financial information for U.S. Investors SFAS No. 115 “Accounting for Certain	F-113
49	Investments in Debt and Equity Securities”	F-133

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	TRANSITION TO IFRS
      As set out in the basis of preparation, the financial information has been prepared in accordance with IFRS as endorsed by the E.U. Bank of Ireland has availed of transitional provisions for IAS 32 ‘Financial instruments: Disclosure and Presentation’ (‘IAS 32’), IAS 39 ‘Financial Instruments: Recognition and Measurement’ (‘IAS 39’) and IFRS 4 ‘Insurance Contracts’ (‘IFRS 4’) and has not presented comparative information in accordance with these standards. Accordingly, comparative information for 2005 in respect of financial instruments and insurance contracts is prepared on the basis of the Group’s accounting policies under IR GAAP.
      A description of the differences between IR GAAP and IFRS accounting policies is set out in pages F-96 – F-105 of this document. Reconciliations of balance sheets prepared under IR GAAP and IFRS at March 31, 2005 and April 1, 2005 for the Group are also included on pages F-92 – F-95. A reconciliation of the profit and loss account prepared in accordance with IR GAAP and prepared in accordance with IFRS for the period ending March 31, 2005 is included in pages F-90 – F-91. In addition, a reconciliation of the amount of stockholders’ equity at April 1, 2005, before and after the application of IAS 32, IAS 39 and IFRS 4 is included on page F-89 and is summarised below.
      The following table sets out the reconciliation from previously reported Irish GAAP information for profit after taxation and stockholders’ equity for March 31, 2005, and the reconciliation to stockholders’ equity at April 1, 2005 after the application of IAS 32, IAS 39 and IFRS 4.

	Profit after	Stockholders’
	taxation	equity

	March 31,	March 31,
	2005	2005

	€m	€m
As reported under Irish GAAP	1,080	4,789
Reconciliation adjustments to IFRS excluding IAS 32, IAS 39 and IFRS 4:
Consolidation of new entities and insurance businesses	8	(55)
Leasing	(8)	44
Retirement benefit obligations	(23)	(695)
Property, plant and equipment	—	(102)
Intangible assets & goodwill	13	12
Dividends	—	282
Employee benefits	(8)	3
Other	(8)	(1)

IFRS excluding IAS 32, IAS 39 and IFRS 4	1,054	4,277

Reconciliation adjustments to IAS 32, IAS 39 and IFRS 4:
Reclassification of financial instruments		127
Hedging		15
Write down of VIF in Life business		(251)
Debt/equity reclassification		114
Effective interest rate		20
Other		3

April 1, 2005		4,305

2	SEGMENTAL REPORTING
      The segmental analysis of the Group’s results and financial position is set out below by business class and by geographic segment. For the geographic analysis Ireland (excluding Northern Ireland) includes profits

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

2	SEGMENTAL REPORTING (continued)
generated in the International Financial Services Centre. Revenue is defined as gross interest income, non interest income, insurance net premium income, net of insurance claims and income from associates and joint ventures. The Group has six business classes detailed in the table below. During the year the divisional segments were restructured with the PO Joint Venture and First Rate Enterprises moving into UK Financial Services from Group Centre and Wholesale Financial Services respectively. Prior year results have been adjusted to reflect this change.
      The analysis of results by business class is based on management accounts information. Transactions between the business segments are on normal commercial terms and conditions. Internal charges and transfer pricing adjustments have been reflected in the performance of each business. Revenue sharing agreements are used to allocate external customer revenues to a business segment on a reasonable basis.
Business Segments

	Retail		Wholesale	UK	Asset
	Republic of	BOI	Financial	Financial	Management	Group
Year ended March 31, 2006	Ireland	Life	Services	Services	Services	Centre	Eliminations	Total

	€m	€m	€m	€m	€m	€m	€m	€m
Net interest income	1,119	8	454	722	7	(3)	—	2,307
Insurance net premium income	—	1,264	—	—	—	34	—	1,298
Other income	351	681	243	94	215	(22)	—	1,562
Profit on disposal of business activities	—	—	—	176	—	—	—	176

Total income	1,470	1,953	697	992	222	9	—	5,343
Insurance claims	—	(1,655)	—	—	—	(11)	—	(1,666)

Total income, net of insurance claims	1,470	298	697	992	222	(2)	—	3,677
Operating expenses	(790)	(92)	(271)	(448)	(133)	(120)	—	(1,854)
Depreciation and amortisation	(81)	(3)	(17)	(33)	(4)	(28)	—	(166)
Impairment losses	(54)	—	(23)	(26)	—	—	—	(103)
Income from associates and joint ventures	5	—	—	40	—	—	—	45

Profit before taxation	550	203	386	525	85	(150)	—	1,599
Sale of business activities	—	—	—	(176)	—	—	—	(176)
Gross up of policyholder tax in the Life business	—	(69)	—	—	—	—	—	(69)
Hedge ineffectiveness on transition to IFRS	—	—	—	—	—	7	—	7
Restructuring programme	—	—	—	—	—	32	—	32

Group profit before tax excluding the impact of above items	550	134	386	349	85	(111)	—	1,393

Total assets	77,935	12,326	136,774	54,580	2,906	19,533	(141,700)	162,354

Total liabilities	76,320	12,210	135,896	52,501	2,506	19,248	(141,700)	156,981

Capital expenditure	55	—	10	58	26	30	—	179

      Capital expenditure comprises additions to property and equipment (Note 23) and intangible assets (Note 22) including additions resulting from acquisitions through business combinations.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

2	SEGMENTAL REPORTING (continued)
Business Segments

	Retail		Wholesale	UK	Asset
	Republic of	BOI	Financial	Financial	Management	Group
Year ended March 31, 2005	Ireland	Life	Services	Services	Services	Centre	Eliminations	Total

	€m	€m	€m	€m	€m	€m	€m	€m
Net interest income	1,019	6	302	617	4	(17)	—	1,931
Insurance net premium income	—	1,755	—	—	—	36	—	1,791
Other income	318	709	310	246	252	(36)	—	1,799
Profit on disposal of business activities	—	—	—	(20)	—	31	—	11

Total income	1,337	2,470	612	843	256	14	—	5,532
Insurance claims	—	(2,216)	—	—	—	(6)	—	(2,222)

Total income, net of insurance claims	1,337	254	612	843	256	8	—	3,310
Operating expenses	(729)	(89)	(227)	(504)	(128)	(197)	—	(1,874)
Depreciation and amortisation	(85)	(4)	(13)	(47)	(3)	(25)	—	(177)
Impairment losses	(51)	—	(38)	10	—	100	—	21
Income from associates and joint ventures	(2)	—	—	32	—	—	—	30

Profit before taxation	470	161	334	334	125	(114)	—	1,310
Sale of business activities	—	—	—	20	—	(31)	—	(11)
Gross up of policyholder tax in the Life business	—	(26)	—	—	—	—	—	(26)
Hedge ineffectiveness on transition to IFRS	—	—	—	—	—	—	—	—
Loan loss write back	—	—	—	—	—	(100)	—	(100)
Restructuring programme	4	—	—	2	—	117	—	123

Group profit before tax excluding the impact of above items	474	135	334	356	125	(128)	—	1,296

Total assets	57,830	8,977	101,203	42,941	2,980	18,113	(104,264)	127,780

Total liabilities	56,427	8,876	100,473	41,221	2,600	18,035	(104,264)	123,368

Capital expenditure	59	7	14	88	4	15	—	187

      Capital expenditure comprises additions to property and equipment (Note 23) and intangible assets (Note 22) including additions resulting from acquisitions through business combinations.
Geographical Segments

	2006

		United	Rest of	Inter-segment
	Ireland	Kingdom	World	Revenue	Total

	€m	€m	€m	€m	€m
Revenue	5,327	3,861	234	(1,883)	7,539

Profit before taxation	1,078	478	43	—	1,599

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

2	SEGMENTAL REPORTING (continued)

		United	Rest of
	Ireland	Kingdom	World	Eliminations	Total

	€m	€m	€m	€m	€m
Total assets	143,484	63,680	3,885	(48,695)	162,354

Capital expenditure	95	58	26	—	179

	2005

		United	Rest of	Inter-segment
	Ireland	Kingdom	World	Revenue	Total

	€m	€m	€m	€m	€m
Revenue	3,594	3,170	192	(1,021)	5,935

Profit before taxation	991	273	46	—	1,310

		United	Rest of
	Ireland	Kingdom	World	Eliminations	Total

	€m	€m	€m	€m	€m
Total assets	109,606	50,551	4,262	(36,639)	127,780

Capital expenditure	95	87	5	—	187

3	NET INTEREST INCOME

	2006	2005

	€m	€m
Interest and similar income
Loans and advances to banks	238	215
Loans and advances to customers	4,576	3,353
Financial assets — available for sale	934	483
Finance leasing	197	212
Other	9	—

Total interest income	5,954	4,263

Interest expense and similar charges
Interest on subordinated liabilities	250	225
Other interest payable	3,397	2,107

Total interest expense	3,647	2,332

4	NET TRADING INCOME

	2006	2005

	€m	€m
Foreign exchange	24	26
Securities and interest rate contracts	49	40
Equities and equity derivative contracts	(29)	—
Hedge ineffectiveness	(14)	—

	30	66

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

4	NET TRADING INCOME (continued)
      Included within net trading income are gains and losses including interest of €29m relating to those financial instruments that were designated as at fair value through profit or loss on initial recognition.

5	OTHER OPERATING INCOME

	Note	2006	2005

		€m	€m
Profit on disposal of financial assets — available for sale	18	4	2
Other insurance income		151	84
Other income		10	52

		165	138

6	DISPOSAL OF BUSINESS ACTIVITY
      On September 21, 2005 the Group disposed of the Bristol and West branch network.

2006

€m
Carrying value of net tangible assets	8
Cost of disposal	43
Gain on disposal of branch operations	176

Cash consideration received	227

7	OTHER OPERATING EXPENSES

	Notes	2006	2005

		€m	€m
Staff costs	9	1,167	1,109
Administrative expenses		687	765
Depreciation
— Intangibles	23	106	101
— Property, plant and equipment	24	60	76

		2,020	2,051

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

8	AUDITORS’ REMUNERATION (EXCLUDING VAT)

		2006			2005

	Notes	ROI	Overseas(i)	Total	Total

		(in € millions)
Audit and assurance services
Statutory audit (including expenses)		3.0	1.1	4.1	3.1
Other audit and assurance services	(ii)	2.1	0.6	2.7	0.7

		5.1	1.7	6.8	3.8

Other services
Transaction services	(iii)	0.0	0.1	0.1	0.7
Taxation services		0.7	1.5	2.2	3.9
Other services		0.0	0.2	0.2	0.7

		0.7	1.8	2.5	5.3

		5.8	3.5	9.3	9.1

      The Audit Committee has reviewed the level of fees and is satisfied that it has not affected the independence of the auditors.

(i)	Fees to overseas auditors principally consist of fees to PwC in the United Kingdom.

(ii)	Other audit and assurance services consist primarily of fees in connection with reporting to regulators, letters of comfort, transition to IFRS, preparation for Sarbanes Oxley and accountancy advice.

(iii)	Transaction service costs relate primarily to financial due diligence and other assignments.
      It is Group policy to subject all major consultancy assignments to a competitive tender process.

9	STAFF COSTS

	2006	2005

	€m	€m
Wages and salaries	911	895
Social security costs	81	80
Pension costs — defined contribution plans	5	2
Pension costs — defined benefit plans (Note 35)	139	97
Share based payment schemes	11	11
Other	20	24

	1,167	1,109

10	STAFF NUMBERS
      In the year ended March 31, 2006 the average full time equivalents was 16,190 (2005:16,960), categorised as follows in line with the business classes as stated in Note 2.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

10	STAFF NUMBERS (continued)

	2006	2005

Retail Republic of Ireland	7,987	7,927
BOI Life	1,063	1,051
Wholesale Financial Services	1,436	1,263
UK Financial Services	3,930	4,963
Asset Management Services	655	634
Group Centre	1,119	1,122

	16,190	16,960

11	INCOME TAX EXPENSE

	2006	2005

	€m	€m
Current Tax
Irish Corporation Tax
Current Year	191	142
Prior Year	8	2
Double Taxation Relief	(20)	(19)
Foreign Tax
Current Year	86	75
Prior Year	(3)	3

	262	203
Deferred Tax
Origination & reversal of temporary differences	41	53

	303	256

      The tax charge for the year, at an effective rate of 18.9% (2005: 19.5%) is higher than the standard Irish Corporation tax rate mainly because of higher tax rates applying in other jurisdictions, and the levy on certain financial institutions.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

11	INCOME TAX EXPENSE (continued)
      The reconciliation of income tax on profit on ordinary activities at the standard Irish Corporation tax rate to the Group’s actual income tax charge for years ended March 31, 2006 and 2005 is shown as follows:

	2006	2005

	€m	€m
Profit on ordinary activities before tax multiplied by the Standard rate of Corporate tax in Ireland of 12.5% (2005: 12.5%)	200	165
Effects of:
Levy on certain financial institutions	20	26
Foreign earnings subject to different rates of tax	78	49
Life Assurance — different basis of tax	61	31
Tax exempted profits and income at a reduced Irish tax rate	(71)	(18)
Non-deductible expenses	12	1
Prior year under provision	5	5
Share of Associates profits shown post tax in income statement	(6)	(5)
Other adjustments for income tax purposes	4	2

Income tax charge	303	256

12	EARNINGS PER SHARE
      The calculation of basic earnings per unit of €0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders.

	2006	2005

Basic
Profit attributable to Ordinary Stockholders	1,292m	1,047m
Weighted average number of shares in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders	947m	942m
Basic earnings per share	136.4c	111.1c

      The diluted earnings per share is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders adjusted for the effect of all dilutive potential Ordinary Stock.

	2006	2005

Diluted
Profit attributable to Ordinary Stockholders	1,292m	1,047m

Weighted average number of shares in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders	947m	942m
Effect of all dilutive potential Ordinary Stock	7m	8m

	954m	950m

Diluted earnings per share	135.4c	110.2c

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

13	CENTRAL GOVERNMENT AND OTHER ELIGIBLE BILLS

	2006	2005

	€m	€m
At fair value	—	1,607
Available for sale	8	—

	8	1,607

14	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS (INCLUDING TRADING)

	2006	2005

	€m	€m
Trading
Government bonds	156	—
Other debt securities
— Listed	440	—
— Unlisted	—	—
Equity securities
— Listed	23	—
— Unlisted	1	—

Total trading	620	—

Financial assets at fair value through profit and loss (designated at initial recognition)
Government bonds	2,033	—
Debt securities	725	—
Equity securities	7,822	—

	10,580	—

15	DERIVATIVE FINANCIAL INSTRUMENTS
RISK MANAGEMENT
      The role of the Group’s risk management function is to assist the Court and senior management in setting high level risk parameters and to ensure that risk is actively managed in a controlled way within a strong governance framework. The Group manages risk by identifying and assessing sources of risk and establishing frameworks to monitor and mitigate them in accordance with Group policy. In the normal course of business the Group is exposed to a number of classes of risk, the most significant of which are credit risk, market risk, operational risk and regulatory and compliance risk.
      The Group Risk function is headed by the Group Chief Risk Officer (GCRO) who is a member of the Group Executive Committee. The GCRO reports directly to the Group Chief Executive and is responsible for the management and oversight of risk and the integration of risk management throughout the Group. As owner of the integrated risk management framework, the GCRO leads a team of functional experts who work together to identify, analyse, measure, monitor, control and report risks in the Bank of Ireland Group.
      The Group Risk Policy Committee (GRPC), which is chaired by the GCRO, is the most senior executive committee with responsibility for risk management. Its membership includes Executive Directors and it is formally constituted as a sub-committee of the Court. The GRPC exercises authority delegated by the Court to approve business initiatives which have material implications for the level or composition of risk, consistent with

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

15	DERIVATIVE FINANCIAL INSTRUMENTS (continued)
high level policy as approved by the Court. In addition to considering specific risk issues, the GRPC is responsible for reviewing overall Group risk on a portfolio basis.
      The following sections describe the risk factors and policies relating to the management of financial instruments.
CREDIT RISK
      Credit risk reflects the risk that a counterparty will be unable to meet its contractual obligations to the Group in respect of loans or other financial transactions, thereby causing the Group to incur a loss. The Group’s exposure to credit risk is governed by policy approved by the Court of Directors and the GRPC.
      The Group has a credit risk management system which operates through a hierarchy of authorities which are related to internal loan ratings. All exposures above certain levels require the approval of the Group Credit Committee. Exposures below Group Credit Committee’s authority are approved according to a system of tiered authorities.
      The core values governing the provision of credit are contained in Group and Unit Credit Policies which are approved and reviewed by Group Risk Policy Committee and, where appropriate, by the Court of Directors.
      The use of credit rating models, which measure the degree of risk inherent in lending to specific counterparties, is central to Credit Risk Management within Bank of Ireland. The primary measures by which credits are assessed are probability of default (PD), exposure at default (EAD) and loss given default (LGD), which are complemented by expert judgment. Rating models are also used to guide effective risk pricing. During the past year, in line with preparations for Basel II, significant progress has been made to enhance and upgrade pre-existing loan rating and credit risk measurement systems to meet evolving developments. The Group has also reviewed the risk-adjusted returns of a number of key Group portfolios.
      Risk modelling is also applied at portfolio level in the Group’s credit businesses to guide economic capital allocation and strategic portfolio management.
MARKET RISK
      The Group’s exposure to market risk is governed by policy approved by the Court of Directors and the GRPC. This policy sets out the nature of risks which can be taken, the types of financial instruments which can be used to increase or reduce risk and the way in which risk is measured and controlled.
      The Court approves an overall Value at Risk (VaR) limit, which is a quantification of the Group’s appetite for market risk (VaR is defined below). ALCO in turn approves VaR sub-limits for Bank of Ireland Global Markets (BoIGM) and Davy. These limits are set by principal risk type (interest rate, foreign exchange, equity and credit spread) and by currency. In addition, ALCO approves small risk limits for the retail business units which are solely intended to facilitate efficient hedging. Market risk limits are rigorously enforced and compliance is monitored by ALCO.
      Trading Book
      The Group’s Trading Book includes BoIGM’s mark-to-market interest rate and foreign exchange books as well as a small portfolio of positions in corporate credits and credit indices held for trading purposes. The Trading Book also includes positions arising from Davy’s market-making and broking activities in equities and debt securities. The Banking Book incorporates all other assets and liabilities.
      In the year ended March 31, 2006, Trading Book risk arose predominately from positions in securities, interest rate futures, interest rate swaps, foreign exchange and, in Davy’s case, equities.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

15	DERIVATIVE FINANCIAL INSTRUMENTS (continued)
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
      The Group’s corporate and retail businesses are required to hedge their interest-rate risk with BoIGM. Where customer risk is hedged on a portfolio (as opposed to on a transaction-by-transaction basis), the business units concerned are assigned small limits to facilitate efficient hedging. In the case of these books, sensitivity analysis is used to measure and control interest rate risk. This involves calculating exposure in net present value (NPV) terms to a 1% parallel shift of the yield curve. This is supplemented by estimates of maturity mismatch exposure using a methodology which provides estimates of exposure to non-parallel shifts in the yield curve.
STRUCTURAL FOREIGN EXCHANGE
      Structural foreign exchange risk is defined as the Group’s non-trading net asset position in foreign currencies. Structural risk arises almost entirely from the Group’s net investments in its sterling-based subsidiaries. A structural open position in a particular currency can also be considered to be a measure of that part of the Group’s capital which is denominated in that currency. In considering the most appropriate structural foreign exchange position, the Group takes account of the currency composition of its risk-weighted assets and the desirability of maintaining a similar currency distribution of capital. Doing so will ensure that capital ratios are not excessively exposed to changes in exchange rates.
      At March 31, 2006, the Group’s structural foreign exchange position was as follows:

	March 31, 2006	March 31, 2005

	€m	€m
GBP	3,373	2,908
USD	264	248

Total structural FX position	3,637	3,156

      The positions indicate that a 10% depreciation in the value of the euro against all other currencies at 31 March would result in a gain taken to reserves of €363m (2005: €315m).
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

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

15	DERIVATIVE FINANCIAL INSTRUMENTS (continued)
DERIVATIVE POLICY
      The Group’s participation in derivatives markets is subject to policy approved by the Court of Directors and, at a more detailed level, by the Group Risk Policy Committee. The Group makes a clear distinction between derivatives which must be transacted on a perfectly-hedged basis, deal by deal, and those whose risks can be managed within broader interest rate or foreign exchange books. Since these broader books can be structured to assume some degree of proprietary risk, derivative positions held within them will not necessarily be exactly hedged.
      Market risk can only be assumed in clearly-defined categories of derivative which are traded in well established, liquid markets, supported by industry standard conventions and documentation and valued in accordance with generally accepted methods. Positions can only be taken in instruments which the business can settle, administer and value, and where the risks can be accurately measured and reflected within exposure against limits.
      Bank of Ireland Global Markets (BoIGM) and Davy are the only Group businesses permitted to transact on the Group’s behalf in derivative markets.
      Within the Group the following derivative instruments are utilised for both hedging and non-hedging purposes:
      Currency forwards represent commitments to purchase foreign and domestic currency, including undelivered spot transactions. Foreign currency and interest rate futures are contractual obligations to receive or pay a net amount based on changes in currency rates or interest rates or buy or sell foreign currency or a financial instrument on a future date at a specified price established in an organised financial market. Since futures contracts are collateralised by cash or marketable securities and changes in the futures contract value are settled daily with the exchange, the credit risk is negligible. Forward rate agreements are individually negotiated interest rate futures that call for a cash settlement at a future date for the difference between a contracted rate of interest and the current market rate, based on a notional principal amount.
      Currency and interest rate swaps are commitments to exchange one set of cash flows for another. Swaps result in an economic exchange of currencies or interest rates (for example, fixed rate for floating rate) or a combination of all these (i.e. cross-currency interest rate swaps). Except for certain currency swaps, no exchange of principal takes place. The Group’s credit risk represents the potential cost to replace the swap contracts if counterparties fail to perform their obligation. This risk is monitored on an ongoing basis with reference to the current fair value, a proportion of the notional amount of the contracts and the liquidity of the market. To control the level of credit risk taken, the Group assesses counterparties using the same techniques as for its lending activities.
      Foreign currency and interest rate options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of a foreign currency or a financial instrument at a predetermined price. In consideration for the assumption of foreign exchange or interest rate risk, the seller receives a premium from the purchaser. Options may be either exchange-traded or negotiated between the Group and a customer (OTC). The Group is exposed to credit risk on purchased options only, and only to the extent of their carrying amount, which is their fair value.
      The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group’s exposure to credit or price risks. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

15	DERIVATIVE FINANCIAL INSTRUMENTS (continued)
fluctuations in market interest rates or foreign exchange rates relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are favourable or unfavourable and, thus the aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time. The fair values of derivative instruments held are set out in the following table:

	Contract/	Fair values
	notional
Year ended March 31, 2006	amount	Assets	Liabilities

	€m	€m	€m
Derivatives held for trading
Foreign exchange derivatives
Currency forwards	18,880	113	69
Currency swaps	630	22	37
OTC currency options	1,659	3	3
Currency futures	31	—	—

Total foreign exchange derivatives held for trading	21,200	138	109

Interest rate derivatives
Interest rate swaps	89,830	394	446
Cross-currency interest rate swaps	9,065	132	48
Forward rate agreements	9,402	2	4
OTC interest rate options	2,385	6	8
Interest rate futures	5,378	—	—

Total interest rate derivatives held for trading	116,060	534	506

Equity index linked contracts held	8,294	915	615

Credit derivatives	60	—	—

Total derivative assets / liabilities held for trading	145,614	1,587	1,230

Derivatives held for hedging
Derivatives designated as fair value hedges
Interest rate swaps	11,917	215	187
Cross currency interest rate swaps	616	4	14

Total fair value hedges	12,533	219	201
Derivatives designated as cash flow hedges
Interest rate swaps	78,021	279	216

Total derivative assets / liabilities held for hedging	90,554	498	417

Total recognised derivative assets / liabilities	236,168	2,085	1,647

      This note presents March 2005 information for the Group prepared under IR GAAP and therefore has not changed from the March 2005 Report and Accounts.
Trading Instruments
      Bank of Ireland Group maintains trading positions in a variety of financial instruments including derivatives. Most of these positions are a result of activity generated by corporate customers while others represent trading decisions of the Group’s derivative and foreign exchange traders with a view to generating incremental income.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

15	DERIVATIVE FINANCIAL INSTRUMENTS (continued)
The following table represents the underlying principal amounts, fair values and average fair values by class of derivative trading instrument for the Group at March 31, 2005:

	March 31, 2005

	Underlying		Average
	Principal	Fair	Fair
	Amount(1)	Value	Value

	€m	€m	€m
Interest rate contracts:
Interest rate swaps	70,180
in a favourable position		785	782
in an unfavourable position		(394)	(402)
Interest rate caps, floors & options held	10,728
in a favourable position		2	3
in an unfavourable position		—	—
Interest rate caps, floors & options written	967
in a favourable position		1	1
in an unfavourable position		(1)	(2)
Forward rate agreements	12,361
in a favourable position		5	5
in an unfavourable position		(5)	(4)
Financial futures	3,012
in a favourable position		—	—
in an unfavourable position		—	—

	97,248	393

Foreign exchange contracts:
Forward foreign exchange	11,571
in a favourable position		125	127
in an unfavourable position		(91)	(158)
Currency Swaps	1,062
in a favourable position		54	33
in an unfavourable position		(32)	(24)

	12,633	56

Credit Contracts:
Credit Default Swaps	60
in a favourable position		—	—
in an unfavourable position		—	(1)

	109,941	449

(1)	The underlying principal amount represents the notional amount upon which the instruments are based and does not generally represent the amounts exchanged by the parties to the instruments.
Non Trading Derivatives
      The Group has significant business activities in a range of currencies and the details are outlined in the Operating and Financial Review.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

15	DERIVATIVE FINANCIAL INSTRUMENTS (continued)
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
      The following tables represent the underlying principal amounts, average maturities and fair values by class of instrument utilised for non trading activities for the Group at March 31, 2005.

	March 31, 2005

			Weighted
	Underlying	Weighted	Average	Weighted
	Principal	Average	Receive	Average	Fair
	Amount	Maturity	Rate	Pay Rate	Value

	€m	in Years	%	%	€m
Interest rate contracts:
Interest Rate Swaps
— receive fixed
1 year or less	13,235	0.36	3.29	3.31	65
1-5 years	3,342	2.76	2.23	3.98	15
5-10 years	1,837	6.39	4.05	4.46	(9)
Over 10 years	115	22.05	5.45	4.92	7
Interest Rate Swaps
— pay fixed
1 year or less	13,855	0.26	4.13	4.18	(48)
1-5 years	10,783	2.47	4.70	4.98	(41)
5-10 years	1,614	7.65	3.53	4.93	(73)
Over 10 years	731	15.09	3.29	5.46	(81)
Interest Rate Swaps
— pay and receive floating
1 year or less	20	0.57	2.44	2.22	—
1-5 years	390	3.32	3.19	2.83	10
5-10 years	122	7.32	3.79	2.23	5
Over 10 years	254	26.57	2.20	2.20	2
Interest Rate Caps
1 year or less	3	0.68	7.5	0.0	—
1-5 years	89	1.17	6.14	0.0	—
Interest Rate Floors
1-5 years	73	1.01	5.0	0.0	—

	46,463				(148)

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

15	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

	March 31, 2005

	Underlying	Weighted
	Principal	Average	Fair
	Amount	Maturity	Value

	€m	in Years	€m
Exchange rate contracts:
Forward Foreign Exchange
1 year or less	2,502	0.15	(6)
1-5 years	63	1.41	—
Currency Swaps
1 year or less	1,070	0.56	50
1-5 years	1,896	1.55	(52)
5-10 years	96	6.78	(1)
Currency Options
1 year or less	530	0.42	—

	6,157		(9)

Credit Contracts:
Credit Default Swaps
1-5 years	55	2.7	1

Equity and commodity contracts:
Equity Index Linked Contracts held
1 year or less	397	0.59	(8)
1-5 years	3,073	2.95	40
5-10 years	858	5.91	47

	4,328		79

	57,003		(77)

16  LOANS AND ADVANCES TO BANKS

	2006	2005

	€m	€m
Funds placed with central banks	131	117
Mandatory deposit with central banks	870	52
Securities purchased with agreement to resell	3,773	1,101
Placements with other banks	5,803	7,077

	10,577	8,347
Provision for impairment on loans and advances to banks	(1)	—

	10,576	8,347

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)
17  LOANS AND ADVANCES TO CUSTOMERS
(a)  Loans and advances to customers

	2006	2005

	€m	€m
Loans and advances to customers	98,497	77,076
Loans and advances to customers — finance leases and hire purchase receivables	3,108	3,079

Gross loans and advances	101,605	80,155
Less allowance for losses on loans and advances	(359)	(319)

	101,246	79,836

(b)	Allowance for losses on loans and advances to customers and banks

	2006	2005

	€m	€m
Movement in allowance for losses on loans and advances as follows:
Opening balance	319	472
Exchange adjustments	(1)	(9)
Implementation of IAS 32/39 on April 1, 2005	—	—
Charge against profits	100	(21)
Amounts written off	(85)	(144)
Recoveries	21	21
Transfer of provisions to subsidiary undertakings	—	—
Other movements	6	—

Closing balance	360	319

Of which relates to:
Loans and advances to customers	359	319
Loans and advances to banks	1	—

	360	319

(c)  Concentration of exposure to credit risk
      The Group’s exposure to credit risk from its lending activities does not exceed 10% of loans and advances to customers after provisions in any individual sector or industry with the exception of residential mortgages, property and construction and services.
      The Group’s residential mortgage portfolio is widely diversified by individual borrower and amounts to 50% (2005: 50%) of the total loans and advances to customers, 36% (2005: 35%) of the loans and advances in Ireland and 66% (2005: 69%) in the United Kingdom.
      Total impaired loans amount to €796m (2005: €710m).

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

17	LOANS AND ADVANCES TO CUSTOMERS (continued)
(d) Finance Leases
      The loans and advances to customers include finance lease receivables (including hire purchase agreements), which may be analysed as follows:

	2006	2005

	€m	€m
Gross investment in finance leases:
Not later than 1 year	1,513	1,419
Later than 1 year and not later than 5 years	1,708	1,788
Later than 5 years	212	207

	3,433	3,414

Unguaranteed residual values accruing to the lessor	—
Unearned future finance income on finance leases	(325)	(335)

Net investment in finance leases	3,108	3,079

The net investment in finance leases may be analysed as follows:
Not later than 1 year	1,373	1,288
Later than 1 year and not later than 5 years	1,540	1,594
Later than 5 years	195	197

	3,108	3,079

18	AVAILABLE FOR SALE FINANCIAL ASSETS
      From April 1, 2005 debt securities have been classified and measured in accordance with IAS 39. This involved reclassifying these securities as either trading, available for sale or loans and receivables. The comparative note for last year has not been restated.

	2006	2005

	€m	€m
Investment Securities available-for-sale
Government bonds	5,881	—
Other debt securities
— Listed	20,062	—
— Unlisted	2,237	—
Equity securities
— Listed	3	—
— Unlisted	22	—

Total securities available-for-sale	28,205	—

      Listed debt securities available for sale at fair value of €10,049 (2005: €3,276) had been pledged to third parties in sale and repurchase agreements for periods not exceeding six months.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

18	AVAILABLE FOR SALE FINANCIAL ASSETS (continued)
      The movement on investment securities available for sale may be summarised as follows:

€m
At April 1, 2005	20,752
Revaluation, exchange and other adjustments	150
Additions	27,784
Disposals (sale and redemption)	(20,576)
Amortisation	98
Provision for impairment	(3)

At March 31, 2006	28,205

19	DEBT SECURITIES
      Debt securities were reclassified at April 1, 2005 under IAS 39 as either trading, available for sale or loans and receivables. The following tables show the Irish GAAP analysis for debt securities for the year ended March 31, 2005. Details of the IFRS impact and reclassifications as at March 31, 2005 and April 1, 2005 are set out on pages F-92 to F-95 and on F-104.

	At March 31, 2005

		Gross	Gross
	Book	Unrealised	Unrealised	Fair
	Value	Gains	Losses	Value

	€m	€m	€m	€m
Issued by public bodies
Investment securities
— government securities	394	17	(4)	407

Other securities
— government securities	5,774			5,774

	5,774			5,774

Issued by other issuers
Investment securities
— bank and building society certificates of deposit	1,126	12	—	1,138
— other debt securities	13,556	100	(43)	13,613

	14,682	112	(43)	14,751

Other securities
— bank and building society certificates of deposit	—			—
— other debt securities	471			471

	471			471

	21,321	129	(47)	21,403

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

20	INTEREST IN ASSOCIATED UNDERTAKINGS

	2006	2005

	€m	€m
At April 1,	17	14
Share of results after tax	5	(1)
Increase in investments	4	5
Decrease in investments	(5)	(1)

At March 31,	21	17

      In presenting details of the associated undertakings of the Bank of Ireland Group the exemption permitted by Regulation 10 of the European Communities (Credit Institutions: Accounts) Regulations, 1992 has been availed of and Bank of Ireland will annex to its annual return to the Companies Office a full listing of associated undertakings.

21	INTEREST IN JOINT VENTURES

	2006	2005

	€m	€m
At April 1,	61	243
Disposals	—	(4)
Share of results after tax	40	31
Exchange adjustments	(1)	(9)
Dividends received	(25)	(14)
Transfer to Group undertakings	—	(186)

At March 31,	75	61

The joint ventures are:	First Rate Exchange Services
                                             Enterprise 2000 Fund.
      On March 19, 2004 Bank of Ireland UK Holdings plc signed the contract to acquire a 50.01% holding in the entity, Midasgrange Limited (trading as Post Office Financial Services). This was accounted for as a joint venture using the gross equity method until July 31, 2004. Due to the change in the shareholdings, Midasgrange Limited was fully consolidated in the Group’s accounts from August 1, 2004. The unamortised goodwill and the intangible assets on acquisition previously shown in “Interest in Joint Ventures” is now recorded in “Intangible Assets” (Note 22) and the related minority interest is recorded in “Minority Interest”.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

22	INTANGIBLE ASSETS

			Other externally
			purchased
	Goodwill	Computer Software	intangibles	Total

	€m	€m	€m	€m
Cost
At April 1, 2005	219	868	124	1,211
Implementation of IAS 32/39 as at April 1, 2005	53	—	—	53
Goodwill/intangibles arising on acquisitions during the year	92	—	23	115
Exchange adjustments	11	(2)	(1)	8
Reclassifications	—	14	—	14
Additions	—	106	—	106
Disposals	—	(16)	—	(16)

At March 31, 2006	375	970	146	1,491

Accumulated impairment and amortisation losses
At April 1, 2005	—	(404)	(15)	(419)
Exchange adjustments	—	—	1	1
Reclassifications	—	(10)	—	(10)
Disposals	—	8	—	8
Charge for period	—	(93)	(13)	(106)

At March 31, 2006	—	(499)	(27)	(526)

Net Book Value	375	471	119	965

Cost
At April 1, 2004	147	733	44	924
Goodwill arising on acquisitions during the year	81	—	—	81
Additions	—	138	80	218
Exchange adjustments	(6)	(3)	—	(9)
Impairment loss reversed in equity	(3)	—	—	(3)

At March 31, 2005	219	868	124	1,211

Accumulated amortisation and impairment losses
At April 1, 2004	—	(320)	—	(320)
Amortisation charge for year	—	(86)	(15)	(101)
Exchange adjustments	—	2	—	2

At March 31, 2005	—	(404)	(15)	(419)

Net Book Value	219	464	109	792

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

22	INTANGIBLE ASSETS (continued)
Intangible Assets Impairment Review

		Goodwill

Division	Acquisition	2006	2005	Basis of Valuation	Key Assumptions

		€m	€m
AMS	Iridian	219	156	Earnings	Constant growth
AMS	Guggenheim	92	—	Earnings	rate after
Wholesale Financial Services	Burdale	54	55	Earnings	year 5
      The impairment model uses forecasted earnings projected out over a 5 year period based on the expected performance of the entity. Thereafter, a constant run rate is assumed out to 30 years, this run rate can vary between different entities depending on the sector, expected growth and the historical returns achieved by the entity.
      These cash flows are then discounted at the Group’s current cost of capital to today. When the present value exceeds the carrying value no impairment occurs.

23	PROPERTY, PLANT AND EQUIPMENT

					Payments on
					account and
	Freehold land and		Computer	Finance	assets in the
	buildings and long		and other	lease	course of
	leaseholds	Adaptations	equipment	assets	construction
	(at valuation)	(at cost)	(at cost)	(at cost)	(at cost)	Total

	€m	€m	€m	€m	€m	€m
Cost or valuation
At April 1, 2005	440	120	682	10	28	1,280
Exchange adjustments	(1)	—	(2)	—	—	(3)
Additions	16	4	24	—	6	50
Disposals	(39)	(7)	(51)	—	—	(97)
Revaluation	212	—	—	—	—	212
Reclassifications	(1)	7	23	—	(28)	1

At March 31, 2006	627	124	676	10	6	1,443

Accumulated depreciation and amortisation
At April 1, 2005	—	(22)	(531)	(7)	—	(560)
Exchange adjustments	—	—	2	—	—	2
Disposals	—	3	42	—	—	45
Charge for year	—	(15)	(44)	(1)	—	(60)
Reclassifications	—	1	(11)	—	—	(10)

At March 31, 2006	—	(33)	(542)	(8)	—	(583)

Net book value At March 31, 2006	627	91	134	2	6	860

At March 31, 2005	440	98	151	3	28	720

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

23	PROPERTY, PLANT AND EQUIPMENT (continued)
Property and Equipment
      A revaluation of all Group property was carried out as at March 31, 2006. All freehold and long leasehold (50 years or more unexpired) commercial properties were valued by Lisneys as external valuers, who also reviewed the valuation carried out by the Bank’s professionally qualified staff of all other property. Valuations were made on the basis of open market value.

	2006	2005

	€m	€m
Future capital expenditure
— contracted but not provided in the accounts	17	10
— authorised by the Directors but not contracted	28	14
      Minimum future rentals under non cancellable operating leases are as follows:

	Payable	Receivable

	€m	€m
Year ended 31 March
Not later than 1 year	48	3
Later than 1 year and not later than 5 years	161	5
Later than 5 years	542	2

24	OTHER ASSETS

	2006	2005

	€m	€m
Foreign exchange and interest rate contracts	—	1,849
Sundry debtors & other	2,045	1,665
Value of life assurance business in force (Note 45)	513	751
Accounts receivable and prepayments	889	933

	3,447	5,198

25	DEPOSITS BY BANKS

	2006	2005

	€m	€m
Securities sold under agreement to repurchase	9,927	3,326
Deposits from other banks	21,896	16,897
Other bank borrowings	489	642

	32,312	20,865

Of which:
Domestic	29,944	19,586
Foreign	2,368	1,279

	32,312	20,865

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

26	CUSTOMER ACCOUNTS

	2006	2005

	€m	€m
Current accounts	15,876	13,422
Demand deposits	18,344	21,316
Term deposits and other products	25,877	24,785
Other short term borrowings	1,373	662
Securities sold under agreement to repurchase	240	—

	61,710	60,185

Of which:
Non interest bearing current accounts
Domestic	11,065	9,001
Foreign	1,057	944

	12,122	9,945

Interest bearing current accounts and short term borrowings
Domestic	30,066	27,855
Foreign	19,522	22,385

	49,588	50,240

27	DEBT SECURITIES IN ISSUE

	2006	2005

	€m	€m
Bonds & medium term notes	20,249	6,956
Other debt securities in issue	16,565	14,261

	36,814	21,217

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

28	SUBORDINATED LIABILITIES

	2006	2005

	€m	€m
Undated Loan Capital
Bank of Ireland
U.S.$150m Undated Floating Rate Primary Capital Notes	—	114
Bank of Ireland UK Holdings plc
€600m 7.40% Guaranteed Step-up Callable Perpetual Preferred Securities	636	596
Stg£350m 6.25% Guaranteed Callable Perpetual Preferred Securities	461	503
BOI Capital Funding (No 1) LP
€600m Fixed Rate/ Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	588	587
BOI Capital Funding (No 2) LP
U.S.$800m Fixed Rate/ Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	627	—
BOI Capital Funding (No 3) LP
U.S.$400m Fixed Rate/ Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	318	—
Bristol & West
Stg£75m 13 3/8% Perpetual Subordinated Bonds	178	180
Stg£50.4m 8 1/8 per cent Non-Cumulative Preference Shares	72	—

	2,880	1,980

Dated loan capital
Bank of Ireland
€750m 6.45% Subordinated Bonds 2010	798	748
€600m Subordinated Floating Rate Notes 2013	595	599
€650m Fixed/ Floating Rate Subordinated Notes 2019	662	650
€600m Subordinated Floating Rate Notes due 2017	598	—
Can$400m Fixed/ Floating Rate Subordinated Notes 2015	275	—
Stg£400m Fixed/ Floating Rate Subordinated Notes 2018	570	—
Bristol & West
Stg£75m 10 3/4% Subordinated Bonds 2018	115	109

	3,613	2,106

	6,493	4,086

      The U.S.$150m Undated Floating Rate Primary Capital Notes included in Subordinated Liabilities in 2005 are now included under Other Equity Reserve in Stockholders Equity having been reclassified under IAS32.
      On 7 March 2001 Bank of Ireland UK Holdings plc (the Issuer) issued €600m 7.4% Guaranteed Step-up Callable Perpetual Preferred Securities (the Preferred Securities) which have the benefit of a subordinated guarantee by the Bank.
      The Preferred Securities are perpetual securities and have no maturity date. However, they are redeemable in whole or in part at the option of the Issuer subject to the prior consent of the Financial Regulator and of the Bank, at their principal amount together with any outstanding payments on 7 March 2011 or any coupon payment date thereafter. The Preferred Securities bear interest at a rate of 7.40% per annum to 7 March 2011 and thereafter at a rate of three month EURIBOR plus 3.26% per annum, reset quarterly.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

28	SUBORDINATED LIABILITIES (continued)
      The rights and claims of the holder of the Preferred Securities are subordinated to the claims of the senior creditors of the Issuer or of the Bank (as the case may be) in that no payment in respect of the Preferred Securities or the guarantee in respect of them shall be due and payable except to the extent that the Issuer or the Bank (as applicable) is solvent and could make such payment and still be solvent immediately thereafter. Upon any winding up of the Issuer or the Bank (in respect of claims under the guarantee), the holders of the Preferred Securities will rank pari passu with the holders of the most senior class or classes of preference shares or stock (if any) of the issuer or of the Bank then in issue and in priority to all other shareholders of the Issuer and of the Bank.
      On 17 March 2003 Bank of Ireland UK Holdings plc (the Issuer) issued Stg£350m 6.25% Guaranteed Callable Perpetual Preferred Securities (the Preferred Securities) which have the benefit of a subordinated guarantee by the Bank.
      The Preferred Securities are perpetual securities and have no maturity date. However they are redeemable in whole but not in part at the option of the Issuer subject to the prior consent of the Financial Regulator and of the Bank, at their principal amount together with any outstanding payments on 7 March 2023 or any coupon date thereafter.
      The Preferred Securities bear interest at a rate of 6.25% per annum to 7 March 2023 and thereafter at a rate of 6 month Libor plus 1.70 per cent per annum, reset semi annually.
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
      On 2 March 2005 BOI Capital Funding (No. 1) LP (the Issuer) issued €600m Fixed Rate/ Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (the Preferred Securities) having the benefit of a subordinated guarantee by the Bank.
      The Preferred Securities, comprising limited partnership interests in BOI Capital Funding (No. 1) LP, are perpetual securities with no maturity date. However they are redeemable, subject to the prior approval of the Financial Regulator, on 3 March 2010 or any distribution payment date thereafter, in whole but not in part, at the option of BOI G.P. No. 1 Limited, which is the General Partner of the Issuer, at their principal amount plus any outstanding payments due.
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

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

28	SUBORDINATED LIABILITIES (continued)
delivered, if the Guarantor’s Court of Directors has resolved no Distributions should be made; or if the Regulator has instructed the General Partner or the Guarantor not to make such payment.
      The Preferred Securities, together with the Subordinated Guarantee, are intended to provide holders with rights on liquidation equivalent to non-cumulative preference shares of the Guarantor. Claims under the Preferred Securities in respect of any liquidation distributions will rank senior to the rights of the General Partner in respect of other partnership interests issued by the Issuer and pari passu with claims of the holders of all other preferred securities issued by the Issuer which rank pari passu with the Preferred Securities.
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
      On January 27, 2006 BOI Capital Funding (No. 2) LP (the Issuer) issued U.S.$800m Fixed Rate/ Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (the Preferred Securities) having the benefit of a subordinated guarantee by the Bank, each with a liquidation preference of U.S.$1,000.
      The Preferred Securities, comprising limited partnership interests in BOI Capital Funding (No. 2) LP, are perpetual securities with no maturity date. However they are redeemable, subject to the prior approval of The Financial Regulator, on February 1, 2016 or any distribution payment date thereafter, in whole but not in part, at the option of BOI G.P. No. 1 Limited, which is the General Partner of the Issuer, at the liquidation preference plus any additional amounts and outstanding payments due.
      The Preferred Securities bear interest at a rate of 5.571% per annum to but excluding February 1, 2016 and thereafter at a floating rate of interest of 1.68% per annum above the rate for U.S.$ LIBOR three-month U.S. dollar deposits.
      The Issuer will not pay any Distributions and the Guarantor will not make any payment in respect of Distributions under the Subordinated Guarantee to the extent that such payment would exceed Adjusted Distributable Reserves or even if Adjusted Distributable Reserves are sufficient to the extent that such payment would breach or cause a breach of Capital Adequacy Regulations then applicable to the Group as determined by the Guarantor’s Court of Directors; or to the extent that the Guarantor is not meeting its minimum capital requirements or is not meeting its solvency ratios; or provided a Deemed Declaration Notice has not been delivered, if the Guarantor’s Court of Directors has resolved no Distributions should be made; or if the Financial Regulator has instructed the General Partner or the Guarantor not to make such payment.
      The Preferred Securities, together with the Subordinated Guarantee, are intended to provide holders with rights on liquidation equivalent to non-cumulative preference shares of the Guarantor. Claims under the Preferred Securities in respect of any liquidation distributions will rank senior to the rights of the General Partner in respect of other partnership interests issued by the Issuer and pari passu with claims of the holders of all other preferred securities issued by the Issuer which rank pari passu with the Preferred Securities.
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

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

28	SUBORDINATED LIABILITIES (continued)
      On February 3, 2006 BOI Capital Funding (No. 3) LP (the Issuer) issued U.S.$400m Fixed Rate/ Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (the Preferred Securities) having the benefit of a subordinated guarantee by the Bank, each with a liquidation preference of U.S.$1,000.
      The Preferred Securities, comprising limited partnership interests in BOI Capital Funding (No. 3) LP, are perpetual securities with no maturity date. However they are redeemable, subject to the prior approval of the Financial Regulator, on February 4, 2016 or on every subsequent tenth anniversary date of February 4, 2016, in whole but not in part, at the option of BOI G.P. No. 1 Limited, which is the General Partner of the Issuer, at the liquidation preference amount plus any additional amounts and outstanding payments due.
      The Preferred Securities bear interest at a rate of 6.107% per annum to but excluding February 4, 2016 and thereafter at a floating rate of interest of 1.06% per annum above the rate for U.S.$ LIBOR three-month U.S. dollar deposits.
      The Issuer will not pay any Distributions and the Guarantor will not make any payment in respect of Distributions under the Subordinated Guarantee to the extent that such payment would exceed Adjusted Distributable Reserves or even if Adjusted Distributable Reserves are sufficient to the extent that such payment would breach or cause a breach of Capital Adequacy Regulations then applicable to the Group as determined by the Guarantor’s Court of Directors; or to the extent that the Guarantor is not meeting its minimum capital requirements or is not meeting its solvency ratios; or provided a Deemed Declaration Notice has not been delivered, if the Guarantor’s Court of Directors has resolved no Distributions should be made; or if the Financial Regulator has instructed the General Partner or the Guarantor not to make such payment.
      The Preferred Securities, together with the Subordinated Guarantee, are intended to provide Holders with rights on liquidation equivalent to non-cumulative preference shares of the Guarantor. Claims under the Preferred Securities in respect of any liquidation distributions will rank senior to the rights of the General Partner in respect of other partnership interests issued by the Issuer and pari passu with claims of the holders of all other preferred securities issued by the Issuer which rank pari passu with the Preferred Securities.
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
      The Bristol & West 8 1/8% per cent Non-Cumulative Preference Shares were previously included as Minority Interests — Non-Equity until 2005 under IR GAAP and have been reclassified to Subordinated Liabilities on the introduction of IAS32.
      Rates Notes due 2009 on February 11, 1997. These notes were redeemed on February 19, 2004. The Programme was increased to Stg£1 billion in July 1997. On November 9, 1999 the Programme was redenominated from sterling to euro and increased to €4 billion. On February 10, 2000 the bank issued €600 million 6.45 per cent Subordinated Bonds due 2010. On January 22, 2001 the Bank issued an additional €150 million 6.45 per cent Subordinated Bonds due 2010 which are fungible and form a single series with the €600 million issued in February 2000.
      These Preference Shares which are non redeemable, non equity shares rank equally amongst themselves as regards participation in profits and in priority to the ordinary shares of Bristol & West plc.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

28	SUBORDINATED LIABILITIES (continued)
      Holders of the Preference Shares are entitled to receive, in priority to the holders of any other class of shares in Bristol & West plc, a non-cumulative preference dividend at a fixed rate per annum payable in equal half yearly instalments in arrears on 15 May and 15 November each year. Bank of Ireland Group holds 35.8% of these shares.
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
      The bank issued on June 29, 2005 €600m Floating Rate Subordinated Notes due 2017 and on September 21, 2005 Can$400m of Fixed/ Floating Rate Subordinated bonds due 2015. On December 22, 2005 the bank issued Stg£400m of Fixed/ Floating Rate subordinated bonds due 2018.
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

29	OTHER LIABILITIES

	2006	2005

	€m	€m
Current taxation	75	91
Notes in circulation	791	785
Foreign exchange and interest rate contracts	—	1,831
Sundry creditors	1,792	1,931
Other	1,131	1,349
Accruals and deferred income	922	770

	4,711	6,757

      The Bank is authorised to issue bank notes in Northern Ireland under the Bankers (Ireland) Act 1845 and the Bankers (Northern Ireland) Act, 1928 as amended by Section 11 of Bankers (NI) Act 1928.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

30	PROVISIONS

	2006	2005

	€m	€m
At April 1,	179	63
Exchange differences	(1)	(2)
Additional provisions charged to income statement	47	164
Utilised during year	(64)	(23)
Unused amounts reversed during the period	—	(23)
Other movements	(8)	—

At 31 March	153	179

      Other provisions include €76m (2005: €117m) relating to the strategic transformation programme.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

31	DEFERRED INCOME TAXES

	2006	2005

	€m	€m
The movement on the deferred income tax account is as follows
Opening balance	113	118
Income Statement Charge for Year	41	53
Available for Sale Securities — Fair Value Gain on transition as at April 1, 2005	18	—
Available for Sale Securities — Transferred to Net Profit	(15)	—
Cash Flow Hedges — Fair Value Gain on transition as at April 1, 2005	12	—
Cash Flow Hedges — Transferred to Net Profit	(1)	—
Revaluation of Property During Year	25	5
Other Movements	(16)	(63)

Closing balance	177	113

(See Note 39 for further information on deferred tax charged directly to equity)
Deferred income tax assets and liabilities are attributable to the following items:
Deferred Tax Liabilities
Accelerated Capital Allowances:
— on finance leases	62	80
— on equipment used by the Group	26	26
Available for Sale Securities	3	—
Cash Flow Hedges	11	—
Property Revaluation Surplus	69	44
Life Companies	134	123
Other temporary differences	22	9

Deferred Tax Liabilities	327	282

Deferred Tax Assets
Pensions and Other Post Retirement Benefits	116	130
Provision for Loan Impairment	6	24
Other provisions	15	13
Other	13	2

Deferred Tax Assets	150	169

Represented on the balance sheet as follows:
Deferred tax assets	(30)	(99)
Deferred tax liabilities	207	212

	177	113

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

31	DEFERRED INCOME TAXES (continued)
      The deferred tax charge in the Income Statement comprises the following temporary differences:

	2006	2005

	€m	€m
Accelerated Tax Depreciation	(8)	3
Pensions and other post Retirement Benefits	—	4
Provision for Loan Losses	(1)	26
Other Provisions	(2)	(1)
Other Temporary Differences	52	21

	41	53

32	INTEREST RATE RISK
      Interest sensitivity of assets, liabilities and off balance sheet items — repricing analysis
      The table below provides an indication of the repricing mismatch in the non Trading assets and liabilities at 31 March 2006. For the major categories of assets and liabilities, this ‘gap’ table shows the volumes maturing in selected maturity bands, taking account of any amortisation of principal. Items are allocated to time bands by reference to the earlier of the next interest rate repricing date and the maturity date.
      The tables show actual balance sheet volumes together with the nominal value of any hedging derivatives. In the case of undrawn fixed rate lending where the Group is effectively committed in price terms and there is a high degree of predictability in relation to the expected drawdown — notably in relation to the mortgage pipeline — the expected volumes have been included in the table. The Group manages interest rate risk on a consolidated

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

32	INTEREST RATE RISK (continued)
basis. Therefore the interest rate sensitivity table of the Bank does not provide meaningful information. Accordingly it has not been presented.
Non Trading Interest Rate Repricing — Total

	31 March 2006

		Over	Over	Over
		three months	six months	one year
	Not	but not	but not	but not		Non
	more than	more than	more than	more than	Over	interest	Trading
	three months	six months	one year	five years	five years	bearing	Book	Total

	(in € millions)
Assets
Cash and balances with central banks	1,615	—	—	—	—	284	—	1,899
Central Government bills and other eligible bills	8	—	—	—	—	—	—	8
Trading securities	—	—	—	—	—	—	620	620
Loans and advances to banks	7,777	1,434	454	51	—	860	—	10,576
Derivative financial instruments	—	—	—	—	—	552	1,533	2,085
Loans and advances to customers	67,640	3,874	5,382	21,153	2,966	231	—	101,246
Investment Securities — AFS	17,781	2,260	2,164	3,892	2,095	13	—	28,205
Other assets at fair value through P/ L*	265	15	—	26	28	10,246	—	10,580
Other assets	495	—	—	—	—	5,465	1,145	7,105

Total assets	95,581	7,583	8,000	25,122	5,089	17,651	3,298	162,324

Liabilities
Deposits by banks	27,352	2,576	1,763	79	20	12	510	32,312
Customer accounts	44,334	1,728	1,501	3,055	1,214	9,878	—	61,710
Derivative financial instruments	—	—	—	—	—	456	1,191	1,647
Debt securities in issue	27,609	2,835	2,044	2,115	2,211	—	—	36,814
Subordinated liabilities	599	—	—	806	5,164	(76)	—	6,493
Other liabilities*	522	1	3	27	43	16,029	1,343	17,968
Total equity	122	—	—	—	—	5,258	—	5,380

Total liabilities	100,538	7,140	5,311	6,082	8,652	31,557	3,044	162,324

Net derivative financial instrument nominal values	8,395	10,086	(1,698)	(16,401)	(372)	—	(10)	—

Interest rate repricing gap	3,438	10,529	991	2,639	(3,935)	(13,906)	244	—

Cumulative interest rate repricing gap	3,438	13,967	14,958	17,597	13,662	(244)	—	—

EURO
Cumulative interest rate repricing gap 31 March 2006	382	5,032	6,230	7,057	4,684	(365)

Sterling
Cumulative interest rate repricing gap 31 March 2006	10,783	17,834	17,629	18,518	18,968	4,490

*	Long term assets and liabilities associated with the life business are measured on a different basis and the underlying cashflows are not directly subject to interest rate risk. Therefore these assets and liabilities have been included in non-interest bearing items in the Table above. Details of the sensitivity of the impact of these items on the Group income statement are set out in Note 46.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

32	INTEREST RATE RISK (continued)
As permitted by IFRS 1 the comparative interest rate sensitivity table for 31 March 2005 is disclosed as previously reported in the March 2005 Report and Accounts.
Non Trading Interest Rate Repricing — Total

	31 March 2005

		Over	Over	Over
		three months	six months	one year
	Not	but not	but not	but not		Non
	more than	more than	more than	more than	Over	interest
	three months	six months	one year	five years	five years	bearing	Total

	(in € millions)
Assets
Central Government bills and other eligible bills	92	—	—	—	—	—	92
Loans and advances to banks	4,667	2,140	271	19	—	243	7,340
Loans and advances to customers	52,359	3,817	6,108	14,235	2,611	526	79,656
Investment securities — AFS	11,378	1,539	306	1,657	1,026	31	15,937
Other assets	1,909	—	—	—	—	3,792	5,701

Total assets	70,405	7,496	6,685	15,911	3,637	4,592	108,726

Liabilities
Deposits by banks	17,869	1,129	1,174	7	22	—	20,201
Customer accounts	42,012	1,787	2,633	2,092	1,107	10,379	60,010
Debt securities in issue	15,156	1,514	1,461	2,387	21	—	20,539
Other liabilities	633	34	6	54	70	2,916	3,713
Subordinated liabilities	714	—	—	1,397	1,975	—	4,086
Minority interests and shareholders’ funds	—	—	—	—	—	4,924	4,924

Total liabilities	76,384	4,464	5,274	5,937	3,195	18,219	113,473

Net amounts due from/to Group units	63	(1,306)	(225)	2,681	3,101	650	4,964
Off balance sheet items	1,038	3,025	1,658	(6,797)	791	—	(285)

Interest rate repricing gap	(4,878)	4,751	2,844	5,858	4,334	(12,977)	(68)

Cumulative interest rate repricing gap	(4,878)	(127)	2,717	8,575	12,909	(68)

Euro
Cumulative interest rate repricing gap 31 March 2005	772	2,624	4,517	8,615	11,202	863

Sterling
Cumulative interest rate repricing gap 31 March 2005	(3,545)	(2,783)	(1,741)	(30)	1,685	(848)

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)
33  LIQUIDITY RISK
      The table below analyses assets and liabilities of the Group into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date. The comparative information is presented in accordance with Irish GAAP.
Maturities of financial assets and liabilities

		Up to 3	3-12	1-5	Over 5	Equity
As at 31 March 2006	Demand	months	months	years	years	Shares	Total

	(in € millions)
Assets
Cash and balances at central banks	287	1,612	—	—	—	—	1,899
Treasury and other eligible bills	—	8	—	—	—	—	8
Loans and advances to banks	2,937	5,321	2,225	54	39	—	10,576
Loans and advances to customers	3,999	3,597	6,577	25,052	62,021	—	101,246
Trading securities	11	155	22	269	163	—	620
Derivative financial instruments	13	185	175	301	1,411	—	2,085
Financial assets at fair value through P/L	2	314	49	472	9,743	—	10,580
Investment securities — available for sale	70	3,608	4,484	13,921	6,097	—	28,180
Equity shares — available for sale	—	—	—	—	—	25	25
Liabilities
Deposits by banks	1,699	26,195	3,608	709	101	—	32,312
Customer accounts	34,389	18,381	5,112	2,380	1,448	—	61,710
Debt securities in issue	174	17,714	4,708	11,212	3,006	—	36,814
Derivative financial instruments	23	136	159	195	1,134	—	1,647
Subordinated debt — dated	—	—	—	806	2,807	—	3,613
Maturities of financial assets and liabilities

		Up to 3	3-12	1-5	Over 5	Equity
As at 31 March 2005	Demand	months	months	years	years	Shares	Total

	(in € millions)
Assets
Cash and balances at central banks	451	1,149	—	—	—	—	1,600
Treasury and other eligible bills	—	92	—	—	—	—	92
Loans and advances to banks	1,382	3,662	2,682	23	34	—	7,783
Loans and advances to customers	2,990	3,670	6,152	18,156	49,268	—	80,236
Debt securities	—	—	5,887	15,434	—	—	21,321
Equity shares	—	—	—	—	—	52	52
Liabilities
Deposits by banks	4,186	13,217	2,100	661	90	—	20,254
Customer accounts	32,847	16,724	4,643	4,776	1,275	—	60,265
Debt securities in issue	—	11,445	4,529	2,546	2,019	—	20,539
Derivative financial instruments	—	—	—	—	—	—	—
Subordinated debt — dated	—	—	—	748	1,358	—	2,106

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

34	FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES
      The Group has estimated fair value wherever possible using market prices or data available for instruments with characteristics either identical or similar to those of the instruments held by Group. In certain cases, however, including some advances to customers, there are no ready markets. Accordingly, various techniques have been developed to estimate what the approximate fair value of such instruments might be. These estimation techniques are necessarily extremely subjective in nature and involve assumptions which are based upon management’s view of market conditions at 31 March 2006 which may not necessarily be indicative of any subsequent fair value. Furthermore, minor changes in the assumptions used could have a significant impact on the resulting estimated fair values, and, as a result, readers of these financial statements are advised to use caution when using this data to evaluate the Group’s financial position.
      The concept of fair value assumes realisation of financial instruments by way of a sale. However, in many cases, particularly in respect of lending to customers, the Group intends to realise assets through collection over time. As such the fair values calculated do not represent the value of the Group as a going concern at 31 March 2006.
      The following table represents the carrying amount and the fair value of both the trading and non trading financial assets and liabilities as at 31 March 2006 and 2005.

	2006		2005

	Carrying	Fair	Carrying	Fair
	Amount	Values	Amount	Values

	€m	€m	€m	€m
Financial instruments held for trading
Debt securities(1)	596	596	6,264	6,264
Equity shares(1)	24	24	23	23
Trading derivative financial instruments –
Interest rate contracts	28	28	393	393
Foreign exchange contracts	29	29	56	56
Equity and commodity contracts	300	300	—	—
Non trading financial instruments
Assets
Cash and balances at central banks(1)	1,899	1,899	1,600	1,600
Items in course of collection(1)	930	930	560	560
Central government bills and other eligible bills(1)	8	8	92	92
Loans and advances to banks	10,576	10,576	7,783	8,013
Loans and advances to customers	101,246	101,516	79,917	79,950
Securitisation and loan transfers(1)	—	—	16	16
Debt securities	—	—	15,057	15,139
Financial assets available for sale	28,205	28,205	—	—
Securitisation	—	—	19	19
Equity shares	—	—	29	29
Financial assets at fair value through P/ L	10,580	10,580	—	—

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

34	FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (continued)

	2006		2005

	Carrying	Fair	Carrying	Fair
	Amount	Values	Amount	Values

	€m	€m	€m	€m
Liabilities
Deposits by banks	32,312	32,315	20,254	20,262
Customer accounts	61,710	61,751	60,265	60,259
Debt securities in issue	36,814	36,879	20,539	20,577
Items in course of transmission(1)	284	284	230	230
Subordinated liabilities	6,493	6,654	4,086	4,434
Minority interests: non equity	—	—	73	103
Liabilities to customers under investment contracts	6,650	6,650	—	—
Insurance contract liabilities	5,192	5,199	—	—
Derivative financial instruments — Hedging
Interest rate contracts	81	81	—	(148)
Exchange rate contracts	—	—	—	(9)
Equity and commodity contracts	—	—	—	79
Credit contracts	—	—	—	1

(1)	The fair value of these financial instruments is equal to the carrying value. These instruments are either carried at market value, or have minimal credit losses and are either short term in nature or repriced frequently.
      The following notes summarise the methods and assumptions used in estimating the fair values of financial instruments shown above.
Due from other banks
      Due from other banks includes inter-bank placements and items in the course of collection.
      The fair value of floating rate placements and overnight deposits is their carrying amount. The estimated fair value of fixed interest bearing deposits is based on discounted cash flows using prevailing money market interest rates for debts with similar credit risk and remaining maturity.
Loans and advances to customers
      Loans and advances are net of provisions for impairment. The estimated fair value of loans and advances represents the discounted amount of estimated future cash flows expected to be received. Expected cash flows are discounted at current market rates to determine fair value.
Investment securities
      Investment securities include only interest-bearing assets held to maturity, as assets available-for-sale are measured at fair value. Fair value for held to maturity assets is based on market prices or broker/ dealer price quotations. Where this information is not available, fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics, or in some cases by reference to the net tangible asset backing of the investee.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

34	FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (continued)
Deposits and borrowings
      The estimated fair value of deposits with no stated maturity, which includes non-interest-bearing deposits, is the amount repayable on demand.
      The estimated fair value of fixed interest bearing deposits and other borrowings without quoted market price is based on discounted cash flows using interest rates for new debts with similar remaining maturity.
Debt securities in issue
      The aggregate fair values are calculated based on quoted market prices. For those notes where quoted market prices are not available, a discounted cash flow model is used based on a current yield curve appropriate for the remaining term to maturity.

35	RETIREMENT BENEFIT OBLIGATIONS
      The Group operates a number of defined benefit and defined contribution schemes in Ireland and overseas. The defined benefit schemes are funded and the assets of the schemes are held in separate trustee administered funds. The most significant defined benefit scheme is the “Bank of Ireland Staff Pension Fund” which accounts for approximately 80% of the pension liability on the Group balance sheet.
      In determining the level of contributions required to be made to each scheme and the relevant charge to the income statement the Group has been advised by independent actuaries, Watson Wyatt. The most recent approximate valuation of the schemes using the projected unit method, was carried out on 31 March 2006. The projected unit method measures liabilities taking account of the projected future levels of pensionable earnings at the time of commencement of benefits i.e. at normal retirement date. The actuary considers that the methodology used for the formal valuation as at 31 March 2004 continues to be appropriate.
      The approximate valuation discloses that the assets after allowing for expected future increases in earnings and pensions represented 108% of the benefits that have accrued to members. The actuary has recommended that the existing funding programme be maintained until the results of the next formal valuation of the fund, which will be made as at 31 March 2007, are available.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

35	RETIREMENT BENEFIT OBLIGATIONS (continued)
      The financial assumptions used in deriving the valuation are set out in the table below.
Financial assumptions

	31 March 2006		31 March 2005

	% pa		% pa
Irish Schemes
Inflation rate	2.10		2.25
Discount rate	4.60		4.85
Rate of general increase in salaries	3.26	*	2.99
Rate of increase in pensions in payment	2.93	*	2.66
Rate of increase to deferred pensions	2.10		2.25

UK Schemes
Inflation rate	2.75		2.75
Discount rate	4.95		5.40
Rate of general increase in salaries	3.97	*	3.50
Rate of increase in pensions in payment	3.33	*	2.74
Rate of increase to deferred pensions	2.75		2.75

*	Allows for additional 0.5% for 5 years beginning April 1, 2005 for Staff Pension Fund
Mortality assumptions
      The main mortality assumptions used in estimating the actuarial value of the liabilities below are based on the PMA92/ PFA92 (c=2020) tables for actives and deferreds and PMA92/ PFA92 (C=2000) for pensioners. These tables have been adjusted to allow for any regional differences (where appropriate).
      The expected long term rates of return and market value of assets of the material defined benefit plans on a combined basis as at 31 March 2006 and 31 March 2005 were as follows:

	31 March 2006		31 March 2005

			Expected
	Expected long term		long term
	rate of return	Market Value	rate of return	Market Value

	%	€m	%	€m
Equities	7.5	2,687	7.8	2,177
Bonds	4.2	860	4.1	752
Property	6.5	487	6.8	400
Cash	3.3	36	3.5	88

Total market value of schemes assets	6.6	4,070	6.8	3,417
Actuarial value of liabilities of funded schemes		(4,866)		(4,341)

Aggregate deficit in schemes		(796)		(924)
Unfunded schemes		(12)		—

Net pension deficit		(808)		(924)

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

35	RETIREMENT BENEFIT OBLIGATIONS (continued)
      As at 31 March 2006, the pension scheme assets within equities included BOI shares amounting to €58m (31 March 2005: €55m) and property to the value of €150m (31 March 2005: €138m) which relate to the Head Office in Baggot Street and the computer centre in Cabinteely.
      The following table sets out the components of the defined benefit cost for the years ended 31 March 2006 and 31 March 2005.
Components of pension expenses

	2006	2005

	€m	€m
Current service cost	158	119
Past service cost	14	1
Curtailments	(11)	(7)
Expected return on pension scheme assets	(232)	(209)
Interest on pension scheme liabilities	210	193

Cost of providing defined retirement benefits	139	97

Actual return on scheme assets

	2006	2005

	€m	€m
Expected return on scheme assets	232	209
Asset gain (loss) on scheme assets	401	114

Actual return on scheme assets	633	323

Reconciliation of defined benefit obligations during the year

	2006	2005

	€m	€m
Defined benefit obligation at beginning of year	4,341	3,554
Current service cost	158	119
Actual member contributions	13	12
Past service cost	14	1
Interest cost	210	193
Actuarial gains and losses	270	579
Benefits paid	(120)	(99)
Curtailments	(11)	(7)
Settlements	6	—
Currency gain/loss	(3)	(11)

Defined benefit obligation at end of year	4,878	4,341

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

35	RETIREMENT BENEFIT OBLIGATIONS (continued)
Reconciliation of the fair value of scheme assets during the year

	2006	2005

	€m	€m
Fair value of scheme assets at beginning of year	3,417	3,102
Expected return	232	209
Actual member contributions	13	12
Actuarial gains and losses	401	114
Contributions by employer	124	87
Benefits paid	(120)	(99)
Settlements	6	—
Currency gain/loss	(3)	(8)

Fair value of scheme assets at end of year	4,070	3,417

Analysis of the amount recognised in Statement of Recognised Income and Expense (SORIE)

	2006	2005

	€m	€m
Actuarial gain/(loss) on scheme assets	401	114
Experience gain/(loss) on liabilities	(46)	43
(Loss)/gain on change of assumptions (financial and demographic)	(224)	(622)
Currency gain/(loss)	—	3

Total gains/(losses) recognised in the SORIE during the year before adjustment of tax	131	(462)

Cumulative amount of gains/(losses) recognised in SORIE to end of year	(331)	(462)

History of experience gains and losses

	2006	2005

	€m	€m
Actuarial gain/(loss) on scheme assets:
Amount	401	114
Percentage of scheme assets	9.9%	3.3%
Experience gains/(losses) on scheme liabilities:
Amount	(46)	43
Percentage of scheme liabilities	0.9%	1.0%
Total actuarial gain/(loss) recognised in SORIE:
Amount	131	(462)
Percentage of scheme liabilities	2.7%	10.6%
Defined benefit pension plans

	2006	2005

	€m	€m
Present value of funded obligations	4,866	4,341
Scheme assets	4,070	3,417

Deficit/(Surplus) within schemes	796	924

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

35	RETIREMENT BENEFIT OBLIGATIONS (continued)
Additional information

For year ending:	31 March 2007

€m
Expected employer contributions	106
Expected employee contributions	13

36	CONTINGENT LIABILITIES AND COMMITMENTS
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

	2006		2005

		Risk	Risk
	Contract	Weighted	Contract	Weighted
Contingent Liabilities	Amount	Amount	Amount	Amount

	€m	€m	€m	€m
Acceptances and endorsements	37	21	34	17
Guarantees and assets pledged as collateral security
— Assets pledged	—	—	—	—
— Guarantees and irrevocable letters of credit	1,354	1,321	1,268	1,222
Other contingent liabilities	675	327	643	302

	2,066	1,669	1,945	1,541

Commitments
Sale and option to resell transactions	—	—	—	—
Other commitments
— Documentary credits and short-term trade-related transactions	160	36	62	18
— Forward asset purchases, forward deposits placed and forward sale and repurchase agreements	—	—	—	—
— Undrawn note issuance and revolving underwriting facilities	409	—	498	—
— Undrawn formal standby facilities, credit lines and other commitments to lend
— irrevocable with original maturity of over 1 year	8,006	3,790	7,367	3,425
— revocable or irrevocable with original maturity of 1 year or less (ii)	22,362	—	21,369	—

	30,937	3,826	29,296	3,443

(i)	Under the Basel agreement, a credit conversion factor is applied to the contract amount to obtain the credit equivalent amount, which is then risk weighted according to counterparty.

(ii)	Undrawn loan commitments which are unconditionally cancellable at any time or which have a maturity of less than one year have a risk weighting of zero.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

37	MINORITY INTEREST

	2006	2005

	€m	€m
At April 1,	135	130
Implementation of IAS 32/39/IFRS 4	(76)	—

	59	130
Exchange adjustments	(1)	(5)
Share of net profit/(losses)	(9)	(1)
Dividends paid to minority interest	(6)	(14)
Acquisition of minority interest	2	67
Disposal of minority interest	—	(42)

	45	135

38	SHARE CAPITAL, SHARE PREMIUM AND TREASURY STOCK
Capital Stock

	2006	2005

	€m	€m
Authorised
1,500m units of €0.64 of Ordinary Stock	960	960
8m units of Non-Cumulative Preference Stock of U.S.$25 each	165	154
100m units of Non-Cumulative Preference Stock of Stg£1 each	144	145
100m units of Non-Cumulative Preference Stock of €1.27 each	127	127
100m units of Undesignated Preference Stock of U.S.$0.25 each	21	—
100m units of Undesignated Preference Stock of Stg£0.25 each	36	—
100m units of Undesignated Preference Stock of €0.25 each	25	—

	1,478	1,386

Allotted and fully paid

	2006	2005

947.9m units of €0.64 of Ordinary Stock	607	604
77.2m units of €0.64 of Treasury Stock	49	52
1.9m units of Non-Cumulative Preference Stock of Stg£1 each	3	3
3.0m units of Non-Cumulative Preference Stock of €1.27 each	4	4

	663	663

      The weighted average Ordinary Stock in issue at 31 March 2006, used in the earnings per unit of Ordinary Stock calculation, excludes the Treasury Stock which does not represent Ordinary Stock in issue. All Treasury Stock, excluding Bank of Ireland stock purchased by the Life Assurance company, does not rank for dividend.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

38	SHARE CAPITAL, SHARE PREMIUM AND TREASURY STOCK (continued)
Movements in issued Ordinary Stock

	Ordinary	Treasury

At April 1, 2005	943,038,140	82,077,349
Stock Option Schemes	1,014,111	(1,014,111)
Sharesave Scheme	4,885,238	(4,885,238)
Long Term Performance Stock Plan	124,385	(124,385)
Stock purchased and held for the benefit of life assurance policyholders	(1,158,704)	1,158,704

At 31 March 2006	947,903,170	77,212,319

      The total authorised number of ordinary stock is 1,500 million units with a par value of €0.64 per unit of ordinary stock. All issued stock is fully paid.
      During the year the total Ordinary Stock in issue increased from 943,038,140 units of nominal value of €0.64 each to 947,903,170 units of nominal value of €0.64 each as a result of:
      1,014,111 units of Ordinary Stock were issued to option holders on the exercise of their options under the terms of the Senior Executive Stock Option Scheme at prices ranging between €2.819 and €12.50, by the re-issue of units of Treasury Stock.
      4,885,238 units of Ordinary Stock were issued to Sharesave option holders on the exercise of their options under the terms of the SAYE Scheme at prices of €5.40, €7.84 and €8.37, by the re-issue of units of Treasury Stock.
      124,385 units of Ordinary Stock were issued to option holders on the vesting of their options under the terms of the Long Term Performance Stock Plan (‘LTPSP’) at prices of €6.92 and €12.73 per unit, by the re-issue of units of Treasury Stock.
      23,836,094 units of Ordinary Stock held by the Group’s life assurance company as at 31 March 2005 are categorised as “own shares” and a further 1,158,704 units of Ordinary Stock were purchased by the life assurance company and held for the benefit of policyholders during the year to 31 March 2006.
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

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

38	SHARE CAPITAL, SHARE PREMIUM AND TREASURY STOCK (continued)
      The Bank has an obligation to increase the cash dividend payable on each unit of Preference Stock so that the sum of the cash dividend paid or payable together with the associated dividend tax credit shall equal the appropriate gross amounts.
      As at 31 March 2006 1,876,090 units of Sterling Preference Stock and 3,026,598 units of euro Preference Stock were in issue.
Use of Ordinary Stock in employee stock schemes

(a)	Employee Stock Issue Scheme
      At the 1997 Annual General Court the stockholders approved the establishment of a new Employee Stock Issue Scheme to replace the scheme originally approved by the stockholders in 1984. Under this scheme, which has an Irish and a UK version in order to conform with the relevant taxation legislation in both jurisdictions, all employees of the Bank and certain subsidiaries are eligible to participate, provided they had an existing contract of employment with a participating company on the last day of the Group’s financial year and their employment contract existed for a period of at least 12 months as at that date and is still in existence on the date on which a stock issue announcement is made. Each year the Court of Directors may set aside an element of Group profit before taxation for allocation to the trustees of the scheme to enable them to acquire units of Ordinary Stock on behalf of the scheme participants. The amount set aside is related to overall Group performance assessed in terms of real growth in underlying earnings per share (“EPS”) and cost savings achieved under the Groups Strategic Transformation programme (STP).
      Real growth in underlying EPS is the growth in underlying EPS over the financial year adjusted to take account of inflation
      In addition, as is permitted by Irish taxation rules, Irish participants may, subject to certain constraints, forego up to an equivalent amount of their salary towards the acquisition by the trustees on their behalf of up to an amount equal to their free scheme stock. As permitted by UK taxation rules, UK participants, may, subject to certain constraints, forego up to an equivalent amount of their salary towards the acquisition by the trustees on their behalf of further stock, provided this does not exceed Inland Revenue limits, This is know as Partnership Stock.
      The maximum distribution under the schemes is 6% of a participant’s salary, with up to 6% determined by reference to Group Performance. To-date, annual distributions under the schemes have ranged between nil and 3.5% of each participant’s salary.

(b)	Sharesave Scheme (“SAYE Scheme”)
      At the 1999 Annual General Court the stockholders approved the establishment of a SAYE Scheme. Under this scheme, which has an Irish and UK version in order to conform with the relevant revenue legislation in both jurisdictions, all employees of the Bank and of certain subsidiaries are eligible to participate provided they are employed by the Bank on the day that the invitation to participate issues and on the day that the grant of options is made. The first offer under the scheme was made in February 2000 and options to purchase units of Ordinary Stock were granted to participating employees at an option price of €5.40, which represented a 20% discount of the then market price. A further offer under the scheme was made in December 2003 and options to purchase Ordinary Stock were granted to participating employees in Ireland at an option price of €7.84 which represented a 25% discount to the then market price and to participating employees in the UK at an option price of €8.37 which represented a 20% discount to the then market price. These options are ordinarily exercisable, provided the participant’s savings contracts are complete between May 2006 and September 2009.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

38	SHARE CAPITAL, SHARE PREMIUM AND TREASURY STOCK (continued)

	ROI			UK

March 2006	2000	2003 3yr	2003 5yr	2000	2003 3yr	2003 5yr	Total

Opening balance	6,234,943	3,690,316	2,317,593	1,885,811	1,021,436	569,328	15,719,427
Exercised	3,606,565	3,452	750	1,116,473	58,325	22,361	4,807,926
Lapsed	99,442	256,029	107,586	173,758	136,260	96,036	869,111
Close	2,528,936	3,430,835	2,209,257	595,580	826,851	450,931	10,042,390

Weighted average share price	€5.40	€7.84	€7.84	€5.40	€8.37	€8.37	€7.15
(c)  Stock Option Scheme
      Options to subscribe for units of Ordinary Stock are granted under the terms of the Stock Option Scheme. The original scheme was approved by the stockholders at the Annual General Court in July 1986. This was succeeded in 1996 by the, “Bank of Ireland Group Stock Option Scheme — 1996”, and its successor scheme, the “Bank of Ireland Group Executive Stock Option Scheme — 2004” which was approved by the stockholders at the Annual General Court held in July 2004. Key executives may participate in the current scheme at the discretion of the Remuneration Committee. Under the current scheme, the total value of options granted may not exceed 100% of an executive’s salary. The subscription price per unit of stock shall not be less than the market value of the stock at the date of grant. The exercise of options granted since 2004 are conditional upon underlying EPS achieving a cumulative growth of at least 5% per annum compound above the increase in the Consumer Price Index over the three year performance period, commencing with the period in which the options are granted. The performance conditions for options granted in 1996 up to and including 2002 have been satisfied. Options may not be transferred or assigned and may be exercised only between the third and tenth anniversaries of their grant.

	March 2006		March 2005

		Weighted average		Weighted average
	Number of options	exercise price	Number of options	exercise price

Outstanding at beginning of period	6,611,900	€9.6809	6,585,000	€8.9894
Granted during the period	1,267,514	€12.8811	1,661,500	€10.76
Exercised during period	1,014,111	€7.1695	853,500	€5.5684
Expired during period	132,500	€9.8688	781,100	€10.6398
Outstanding at end of period	6,732,803	€10.658	6,611,900	€9.6809
Exercisable at end of period	2,407,289	€9.3693	2,643,400	€7.5393

Exercise Price Range	Number of options

€2.819-6.99	686,934
€8.264-10.77	3,702,900
€11.05-13.68	2,342,969

Total	6,732,803

      The weighted average share price at date of exercise was €14.06. Outstanding options under the Stock Option Scheme are exercisable at prices ranging as above.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

38	SHARE CAPITAL, SHARE PREMIUM AND TREASURY STOCK (continued)

(d)	Long Term Performance Stock Plan
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
      Each year selected key senior executives participating in the plan receive a conditional award of a number of units of Ordinary Stock. (The maximum award, for executive Directors and Group Executive Committee members, cannot exceed 100 per cent (150 per cent for Group CEO) of their annual salary at the time of the award).
      Provided the Group’s Return on Equity (“ROE”) over the three-year performance period is, on average, at least 20 per cent, then the proportion of these units which actually vest in the executive on the 3rd anniversary of the date of the original awards is based on the Group’s TSR growth relative to a comparator group of 17 financial services companies, as follows:

TSR ranking relative to a Peer Group of 17
Financial Services Companies	Level of Vesting

1st or 2nd	100%

3rd to 8th	Scaled level of vesting between 91% and 44%

9th (Median)	35%

Below Median	Nil

      If the Group’s ROE over the three-year performance period, is on average, below 20%, then the award lapses

	March 2006		March 2005

		Weighted average		Weighted average
	Number of options	exercise price	Number of options	exercise price

Outstanding at beginning of period	1,229,805	€11.06	808,895	€9.35
Granted during the period	698,682	€12.92	694,500	€10.76
Exercised during period	98,101	€12.73	—	—
Expired during period	168,953	€12.05	273,590	€10.58
Outstanding at end of period	1,661,432	€11.64	1,229,805	€11.06
      Outstanding options under the LTPSP are exercisable at prices ranging between €10.61-€12.85.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

38	SHARE CAPITAL, SHARE PREMIUM AND TREASURY STOCK (continued)
(e)  Options Pricing Model
      The binomial lattice option valuation model is used to estimate the value of the options granted. The following table details the assumptions used and the resulting fair values provided by the options pricing model.

	Stock Option Scheme		LTPSP

	March 2006	March 2005	March 2006	March 2005

Volatility	30%	30%	30%	30%
Dividend Yield	3.60%	3.50%	3.60%	3.50%
Risk free rate	3.1%	4%	N/A	N/A
Implied term	8yrs	8yrs	3yrs	3yrs
Fair value	€2.65	€2.81	€5.2	€4.56
Exercise price	€12.85	€10.76	€12.85	€10.76
No of options	1,259.5	1,639.5	689.2	694.5
Vesting period	3yrs	3yrs	3yrs	3yrs

	SAYE (ROI)		SAYE (UK)

	3Year	5Year	3Year	5Year

Volatility	30%	30%	30%	30%
Dividend Yield	3.3%	3.3%	3.3%	3.3%
Risk free rate	3.0%	3.6%	3.0%	3.6%
Implied term	3yrs	5yrs	3yrs	5yrs
Fair value	€3.28	€3.54	€3.00	€3.31
Exercise price	€7.84	€7.84	€8.37	€8.37
No of options	3,430.8	2,209.2	826.8	450.9
Vesting period	3yrs	5yrs	3yrs	5yrs
(f)  Limitations on Employee Stock Issue and Stock Option Schemes
      All of the above stock issue and stock option schemes are subject to a range of flow rate controls approved by the stockholders and which conform to current institutional investor guidelines.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

39	RESERVES AND RETAINED EARNINGS

	2006	2005

	€m	€m
Stock premium account
Opening balance	767	767

Closing balance	767	767

Capital reserve
Opening balance	562	503
Implementation of IAS32/ IAS39 & IFRS4 on April 1, 2005	(251)	—

	311	503
Transfer from retained profit	48	43
Reserve on cancellation of stock	—	16

Closing balance	359	562

Retained profit
Opening balance	2,424	2,215
Implementation of IAS32/ IAS39 on April 1, 2005	(32)	—

	2,392	2,215
Profit for period	1,296	1,054
Equity dividends	(459)	(417)
Dividends on other equity interests	(13)	(8)
Transfer to capital reserves	(48)	(43)
Minority interest	9	1

Profit retained	785	587
Reissue of treasury stock under employee stock schemes	36	7
Reissue of treasury stock previously held by subsidiary	—	1
Transfer from revaluation reserve	4	6
Actuarial gains/(losses) on pension funds	113	(386)
Reserves transferred to/from other units	—	—
Other	—	(6)

Closing balance	3,330	2,424

Share based payments reserve
Opening balance	16	5
Charge to the income statement	11	11

Closing balance	27	16

Foreign exchange reserve
Opening balance	(108)	—
Exchange adjustments during year	(17)	(108)

Closing balance	(125)	(108)

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

39	RESERVES AND RETAINED EARNINGS (continued)

	2006	2005

	€m	€m
Revaluation reserve
Opening balance	159	122
Transfer to revenue reserve on sale of property	(4)	(6)
Revaluation of property	212	48
Deferred tax on revaluation of property	(25)	(5)

Closing balance	342	159

Available for sale reserve
Implementation of IAS32/ IAS39 on April 1, 2005	130	—
Net changes in fair value	(115)	—
Deferred tax on fair value changes	15	—
Profit/loss on disposal	(4)	—

Closing balance	26	—

Cash flow hedge reserve
Implementation of IAS32/ IAS39 on April 1, 2005	67	—
Net changes in fair value	(8)	—
Deferred tax of fair value changes	1	—

Closing balance	60	—

Other equity reserve
Implementation of IAS32/ IAS39 on April 1, 2005	114	—
Movement during period	—	—

Closing balance	114	—

40	DIVIDENDS PER SHARE
      The final dividend of 34.3 cent, amounting to €334m, is not accounted for until it has been ratified at the Annual General Court on July 21, 2006. The financial statements for the year ended 31 March 2006 do not reflect this resolution, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31 March 2007. The total dividend in respect of year ended 31 March 2006 is 52.5c per share (2005: actual dividend 45.6c per share) amounting to a total of €511m (2005: €442m).

41	CASH AND CASH EQUIVALENTS
      For the purposes of the cash flow statement, cash and cash equivalents comprises the following balances:

	Notes	2006	2005

		€m	€m
Cash and balances with central banks		1,899	1,613
Loans and advances to banks (with an original maturity of less than 3 months)	16	4,255	3,597
Central government and other eligible bills	13	8	7

		6,162	5,217

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)
42  GENERAL

(a)	The Bank has given letters of credit in respect of certain of its subsidiaries to the relevant regulatory authorities for the protection of the depositors of certain of its banking subsidiaries in the various jurisdictions in which such subsidiaries operate.

(b)	The Bank has provided a guarantee under Section 17 of the Companies (Amendment) Act, 1986 for the following companies: Addano Limited, Bank of Ireland Asset Management (U.S.) Limited, Bank of Ireland Asset Management Limited, Bank of Ireland Car Loans Limited, Bank of Ireland Commercial Finance Limited, Bank of Ireland Insurance Services Limited, Bank of Ireland International Finance Limited, Bank of Ireland Outsourcing Services Limited, Bank of Ireland Unit Trust Managers Limited, Bushfield Leasing Limited, Clonvern Limited, Davy Corporate Finance Limited, Davy Holdings (International) Limited, Davy International, Davy International Financial Services Limited, Davy Nominees Limited, Davy Pensioneer Trustees Limited, Davycrest Nominees Limited, Davy Property Holdings Limited, Davy Property Investments Limited, Davy Research Limited, Davy Securities Limited, Edendork Leasing Limited, First Rate Enterprises Limited, Florenville Limited, Focus Investments Limited, Glenswilly Leasing Limited, IBI Corporate Finance Limited, J & E Davy, J & E Davy Holdings Limited, Nerling Limited, Nestland Limited, Premier — Direct Management Limited, Premier — Direct Insurance Services Limited and Tustin Limited.

(c)	There exists a contingent liability to repay in whole or in part grants received on finance leases if certain events set out in the relevant agreements occur.

(d)	Bank Income Statement

In accordance with section 148(8) of the Companies Act, 1963 and section 7(1A) of the Companies (Amendment) Act, 1986, the company is availing of the exemption from presenting its individual profit and loss account to the annual general meeting and from filing it with the Registrar of Companies. The company’s profit for the financial year determined in accordance with IFRS is €670m.
43  RELATED PARTY TRANSACTIONS
      The parent company of the Group is the Governor and Company of the Bank of Ireland, which is a corporation established in Ireland in 1783 under Royal Charter with primary listings on both the Irish and London Stock Exchanges. A number of banking transactions are entered into between the Governor and Company and its subsidiaries in the normal course of business. These include loans, deposits and foreign currency transactions, the volumes outstanding at the year-end are set out in notes 16, 17, 25 and 26.
(a)  Associated Undertakings and Joint Ventures

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

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)
43  RELATED PARTY TRANSACTIONS  (continued)
(c)  Transactions with key management personnel

For the purposes of IAS 24, “key management personnel” comprises the Directors of the Court, the Group Secretary and the members of the Group Executive Committee, (collectively Directors and Executive Officers).

Directors’ emoluments are set out in the Remuneration Report on pages ● to ● and details of compensation paid to key management personnel are provided below.

In the year to 31 March 2006, the late Mr Donal Geaney, former Director, was a partner in The Common Street Partnership, the owner of New Century House, Mayor Street, IFSC, Dublin 1, which is leased ultimately to Bank of Ireland, for 9 years, 11 months at an annual rent of €1.97m. The lease was entered into prior to the late Mr Geaney’s appointment to the Court.
      Terry Neill, a Director of the Bank, was Senior Partner in Accenture until 2001. Accenture provided services to the Bank and were paid fees of €18.9m in the year ended 31 March 2006. Since leaving Accenture he has had no executive role with the company but continues to hold shares in it.
      Mike Hodgkinson, a Director, is Chairman of Post Office Limited.
      Key management personnel hold products with Group companies in the ordinary course of business. In addition to the loans detailed below, significant deposit account and credit balances amounting to €9.13m were held as at 31 March 2006 (2005: €9.55m).
      All loans to non-executive Directors are made in the ordinary course of business on normal commercial terms. Loans to Executive Directors and other Executive Officers are made on terms similar to those available to staff generally on a case-by-case basis in accordance with policy and/or in the ordinary course of business on normal commercial terms.
      The aggregate amounts outstanding and the number of persons concerned, as at 31 March 2006, in respect of all loans, quasi-loans and credit transactions made by the Bank to its Directors and Executive Officers, as described above, including members of their close family and entities controlled by them are shown below:-

	Aggregate Amount		Number of
	Outstanding		Persons

	2006	2005	2006	2005

	€’000	€’000
Directors
Loans	28,519	28,376	12	15
Quasi-loans and credit transactions	—	—	None	None
Executive Officers
Loans	6,968	2,887	7	6
Quasi-loans and credit transactions	—	—	None	None

Total	35,487	31,263	19	21

      Loans, included in the above figures, made to Executive Directors and Executive Officers (5) (2004/2005: 3) on terms similar to those available to staff generally were €3,404,062 (2005: €940,246).

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)
43  RELATED PARTY TRANSACTIONS  (continued)
(d) Compensation of key management
      The figures below represent the aggregate remuneration paid to the Group Executive Committee including executive directors for the year to 31 March 2006.

	2006	2005

	€’000	€’000
Remuneration
Salaries and other short term employee benefits(1)	12,551	8,508
Post employment benefits(2)	2,433	1,060
Termination benefits	1,465	2,700
Equity compensation benefits(3)	2,370	1,410

Total remuneration	18,819	13,678

(1)	Comprises salary, bonus, car allowance, club membership fees, profit share schemes and other short term benefits.

(2)	Employer contributions to pension funds.

(3)	Value of awards made under the Group’s executive share option scheme, SAYE schemes and LTPSP which are described in Note 38.
44  ACQUISITIONS
Guggenheim Advisors
      On December 20, 2005 Bank of Ireland announced that it would acquire a 71.5% interest in Guggenheim Advisors. The closing date for the transaction was January 31, 2006. The final cash consideration for the transaction was dependent on the performance of the business to April 1, 2006 and August 1, 2006. The final price has yet to be agreed however subject to terms of the agreement the Bank has paid to date an amount of $138.3m Guggenheim Advisors management and Guggenheim partners both retain holdings in the company and these holdings are subject to put and call arrangements in the medium term on an agreed basis. These options if exercised are required to be settled in stock in the Governor and Company. In accordance with the Group’s accounting policy in respect of transactions of this nature with minorities no liability has been recognised for these options.
      A summarised profit and loss account for the period from January 31, 2006 to 31 March 2006 is as follows:

	U.S.$m	€m

Operating income	5.8	4.8
Operating expenses	(3.2)	(2.7)

Operating profit	2.6	2.1

      If the business combination had been effected at the beginning of the period, the figures for the Group for the period would have been as follows:

	U.S.$m	€m

	(unaudited)	(unaudited)
Revenue	33.1	27.3
Profit before tax	10.7	8.9

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)
44  ACQUISITIONS     (continued)
      The details of the provisional fair value of the assets and liabilities acquired and goodwill arising are as follows:

		Group Share
	U.S.$m	U.S.$m	€m

Debtors	6.0	4.3	3.6
Cash and cash equivalents	1.1	0.8	0.7
Other Assets	2.2	1.6	1.3
Creditors Due Within One Year	(1.5)	(1.1)	(0.9)

Net Assets	7.8	5.6	4.7

Intangible assets*		27.9	23.0
Goodwill		111.8	92.4

Total acquisition cost		145.3	120.1

Acquisition expenses		7.0	5.8
Consideration		138.3	114.3

		145.3	120.1

*	The intangible represents an estimate of the value of the business model and risk management systems acquired. It is calculated with reference to similar transactions in the market and external advice received from market experts.
Iridian
      During the year the Bank acquired an additional 8% stake in Iridian Asset Management LLC (“Iridian”) for U.S.$22m, increasing its stake to 84%.
      The Bank has the ability to acquire the remaining 16% over the subsequent 2 year period via a series of call options exercisable each year in broadly equal stakes at a pre-agreed market multiple of profits of the business at the time of purchase of each individual stake. Each year the Bank may purchase any available stakes not previously purchased.
      The Iridian members have a similar series of put options applying the same price formula. The put and call options are mismatched as to timing and consequently price with yearly intervals between when the Bank can exercise each call option followed by when the members can put the corresponding stake.
      The application of IAS 32 at April 1, 2005 has required a change in the accounting treatment of the acquisition. Under IAS 32 the put/call options do not qualify for piecemeal accounting as they are cash settled. Therefore we are required to recognise a financial liability being the present value of the estimated future cash payments to acquire the remaining 24%. Goodwill has also been adjusted on transition. Therefore there was no change in the carrying value of goodwill on the additional 8% stake in the current year.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

45	LIFE ASSURANCE BUSINESS
Value of In-force Life Assurance Business

€m

At 31 March 2005	751
Change in accounting policy on adoption of IFRS 4 and IAS 39	(323)

At April 1, 2005	428
Profit and Loss movement in value of in-force	73
Asset Reallocation	12

At 31 March 2006	513

      The Group recognises as an asset the value of in-force assurance business in respect of insurance contracts. The value of in-force asset, which is presented gross of attributable tax, represents the present value of future profits expected to arise from these contracts. It is determined by projecting future surpluses and other cashflows arising from insurance contracts written by the balance sheet date.
      The key economic assumptions used in the calculation of the value of in-force business are set out below:

	March 2006	March 2005

Risk Discount Rate	7.5%	8.0%
Unit Growth Rate	5.5%	6.0%
Shareholder Tax Rate	12.5%	12.5%
      The process used in determining the key economic and experience assumptions is set out below:

Risk Discount Rate:	The risk discount rate is the rate used to discount the surpluses that will arise on insurance business in the long-term fund. The rate reflects the yield available on government bonds of appropriate duration plus a risk margin.

Unit Growth Rate:	The unit growth rate is the assumed rate of return on the Company’s unit-linked assets before taxation and management fees in future years. The growth rate reflects the mix of assets held.

Shareholder Tax Rate:	The current rate of corporation tax is assumed to be maintained over the term of the business. Deferred tax is allowed for on the release of retained surplus in the life business.

Mortality and Morbidity:	Mortality and morbidity assumptions, which include allowances for improvements in longevity for annuitants, are set by reference to the Group’s actual experience and/or relevant industry data.

Persistency:	Persistency rates refer to the rate of policy termination for insurance policies. These rates are based on historical experience and management’s views on future experience.

Maintenance expenses:	Allowance is made for future policy costs by reference to current and expected future costs. Explicit allowance is made for future expense inflation.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

45	LIFE ASSURANCE BUSINESS (continued)
Sensitivities
      The table below indicates the stand alone impact of changes in the key assumption, the risk discount rate, on profit after tax and shareholder equity:

Impact on Profit After Tax/
Change in Risk Discount Rate Assumption	Shareholders’ Equity €m

+100bps	(24)
-100 bps	27
      While the table above shows the impact of an individual assumption change, a change in one assumption could impact on other assumptions due to the relationship between assumptions.
Insurance Contract Liabilities
      The movement in gross life insurance contract liabilities can be analysed as follows:

€m

At 31 March 2005	8,713
Change in accounting policy on adoption of IFRS 4 and IAS 39	(4,928)

At April 1, 2005	3,785
Movement during the period	1,407

At 31 March 2006	5,192

      The Company writes the following the life assurance contracts which contain insurance risk;
Non-Linked Life Assurance Contracts
      These contracts provide the policyholder with insurance in the event of death, critical illness or permanent disability (principally mortality and morbidity risk).
Non-Linked Annuity Contracts
      These contracts provide the policyholder with an income until death (principally longevity and market risk).
Linked Insurance Contracts
      These contacts include both policies primarily providing life assurance protection and policies providing investment but with a level of insurance risk deemed to be significant (principally mortality and market risk).
      Insurance contract liabilities, which consist of both unit linked and non-linked liabilities, are calculated in accordance with the Insurance Regulations. Unit linked liabilities reflect the value of the underlying funds in which the policyholder is invested. Non unit-linked liabilities are calculated using either a gross premium or net premium method of valuation. The assumptions are also set in accordance with the guidelines within the Insurance Regulations and contain a margin for adverse development. The key assumptions used in the valuation of insurance contract liabilities are:

Interest Rate:	The interest rates are derived in accordance with the guidelines in the Insurance Regulations. Margins for risk are allowed for in the derived interest rates.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

45	LIFE ASSURANCE BUSINESS (continued)

Mortality and morbidity:	The mortality and morbidity assumptions, which include an allowance for improvements in longevity for annuitants, are set with regard to the Group’s actual experience and/or relevant industry data.

Maintenance expenses:	Allowance is made for future policy costs and expense inflation explicitly.
      There were no significant changes in key assumptions during the year.
Options & Guarantees
      The Company has a very limited range of options and guarantees in its business portfolio as the bulk of the business is unit linked without investment guarantees.
Uncertainties associated with insurance contract cash flows and risk management activities
      For life assurance contracts where death is the insured risk, the most significant factors that could adversely affect the frequency and severity of claims are the incidence of disease and general changes in lifestyle. Where the insured risk is longevity, advances in medical care is the key factor that increases longevity. The Group manages its exposures to insurance risks through a combination of applying strict underwriting criteria, asset liability matching, transferring risk to reinsurers and the establishment of prudent insurance contract liabilities.
Credit risk
      Reinsurance programmes are in place to restrict the amount of cover on any single life. The Group uses a panel of highly rated reinsurance companies to diversify credit risk.
Capital Management & Available Resources
      The Group holds technical reserves to meet its liabilities to policyholders based on prudent actuarial assumptions. In addition, the Financial Regulator requires the Group’s life assurance operation to hold shareholder equity that exceeds a statutory margin, the required minimum regulatory solvency margin. The table below sets out the shareholder equity held by the Group’s life assurance operation compared to the required minimum regulatory margin as at December 31, 2005 which is the life subsidiary’s statutory year end.

	December 31, 2005	December 31, 2004

	€ million	€ million
Minimum regulatory solvency margin	144.8	107.7
Shareholder equity held for life business	317.9	294.2
      The solvency margin for December 31, 2005 includes an allowance for future additional solvency capital required under Solvency I.

46	RECONCILIATION OF IR GAAP TO IFRS
      As stated in first time adoption of International Financial Reporting Standards (‘IFRS’) and in Note 1 to the accounts, these are the Group’s first Financial Statements prepared in accordance with IFRS.
      In order to prepare the IFRS opening balance sheet, it was necessary to adjust the amounts reported in the Financial Statements prepared in accordance with Irish GAAP to reflect the application of the International Financial Reporting Standards.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

46	RECONCILIATION OF IR GAAP TO IFRS (continued)
      Reconciliations of the transition from Irish GAAP to IFRS are set out below, and explain how the transition has affected the financial position and performance of the Group and the company, Bank of Ireland (‘the Bank’).
      The balance sheet reconciliations present the restatement of the Group and the Bank balance sheets at 31 March 2005 from Irish GAAP to IFRS including the impacts of IAS 32, IAS 39 and IFRS 4 at April 1, 2005.
      The income statement reconciliation presents for the Group the restatement from Irish GAAP profit and loss account to IFRS income statement for the year ended 31 March 2005.
      Reconciliations between Irish GAAP and IFRS are summarised in note 1 for both the Group and the Bank of shareholders’ equity at 31 March 2005 before the implementation of IAS 32, IAS 39 and IFRS 4 and at April 1, 2005 following the implementation of IAS 32, IAS 39 and IFRS 4.
      The accounting policies adjusted by the Group in the preparation of these accounts for year end 31 March 2006 are unchanged from those applied in the Group’s announcement setting out the effect of the implementation of IFRS published on September 26, 2005.
      Following revised interpretations of the requirements of IFRS and the application of the hedging requirements of IAS 39, the Group balance sheet, as at April 1, 2005, reflects some reclassifications within the balance sheet and an immaterial reduction in net equity as compared to the figures previously published. There has also been an increase in the carrying value of goodwill with a corresponding increase in liabilities.
      Additionally, detailed explanations of the key differences between Irish GAAP and IFRS impacting the Group’s financial statements are set out in this note.
Reconciliation of Movements in Stockholder’s Funds

	€m	€m

Opening Irish GAAP Stockholder’s funds as at 31 March 2004		4,281
IFRS Impact April 1, 2004
Ordinary Dividends	257
Pensions	(286)
SPE’s	(63)
Leasing	52
Consolidation	12
Property	(145)

Total IFRS adjustments April 1, 2004		(173)

Opening IFRS Stockholder’s funds as at April 1, 2004		4,108
IFRS Retained Profit for the year to 31 March 2005		1,054
Dividends (IFRS)		(417)

		637
Minority interests/preference dividends		(7)
Exchange adjustments as per IR GAAP		(108)
Movements in own shares		(15)

		507

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

46	RECONCILIATION OF IR GAAP TO IFRS (continued)

Reserve Movements (IFRS)	€m

Pensions	(386)
Consolidation	(5)
Employee benefits	11
Goodwill	(1)
Property	43

		(338)

Net movements in reserves 31 March 2005		169

Closing IFRS Stockholder’s funds 31 March 2005		4,277

IFRS Impact April 1, 2005	€m

Reclassification	127
Hedging	15
VIF in life business	(251)
Debt/equity reclassification	114
Effective interest rate	20
Other	3

		28

Opening IFRS Stockholder’s funds as at April 1, 2005		4,305

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

46	RECONCILIATION OF IR GAAP TO IFRS (continued)
Summary Consolidated IFRS Income Statement for the year ended 31 March 2005

	Total Irish GAAP	IFRS Impact	IFRS

	€m	€m	€m
Net interest income	1,898	33	1,931
Insurance net premium income	—	1,791	1,791
Fees and commissions income	1,200	(37)	1,163
Fees and commissions expense	(199)	(64)	(263)
Net trading income	66	—	66
Contribution from the life assurance business	161	(161)	—
Other operating income	47	786	833

Total operating income	3,173	2,348	5,521
Insurance net claims	—	(2,222)	(2,222)

Total operating income net of insurance claims	3,173	126	3,299
Operating expenses	(1,924)	(127)	(2,051)

Operating profit before impairment losses	1,249	(1)	1,248
Impairment losses on loans and advances	21	—	21

Operating profit	1,270	(1)	1,269
Profit/loss on disposal of business	—	11	11
Other exceptional items	5	(5)	—
Income from associated undertakings and joint ventures	46	(16)	30

Profit before taxation	1,321	(11)	1,310
Taxation	(241)	(15)	(256)

Profit for the period	1,080	(26)	1,054

Attributable to minority interests	(1)	—	(1)
Attributable to stockholders	1,081	(26)	1,055

	1,080	(26)	1,054

Basic earnings per ordinary share	113.9	(2.8)	111.1

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

46	RECONCILIATION OF IR GAAP TO IFRS (continued)
Consolidated Summary of IFRS Income Adjustments for Year Ended 31 March 2005

	Consolidation

		New	Insurance		Employee	Software &
		Entities	Businesses	Leasing	benefits	Intangibles	Goodwill	Pension	Other	Total IFRS
	Irish GAAP	(a)	(b)	(h)	(e)	(g)	(d)	(f)	(j) & (k)	adjustments	IFRS

	€m									€m	€m
Net interest income	1,898	20	12	1	—	—	—	—	—	33	1,931
Insurance premium income net	—	—	1,791	—	—	—	—	—	—	1,791	1,791
Fees and commissions income	1,200	(4)	(29)	(4)	—	—	—	—	—	(37)	1,163
Fees and commissions expense	(199)	(5)	(59)	—	—	—	—	—	—	(64)	(263)
Net trading income	66	—	—	—	—	—	—	—	—	—	66
Contribution from the life assurance business	161	—	(161)	—	—	—	—	—	—	(161)	—
Other operating income	47	(2)	779	—	—	—	—	—	9	786	833

Total operating income	3,173	9	2,333	(3)	—	—	—	—	9	2,348	5,521
Insurance claims, net	—	—	(2,222)	—	—	—	—	—	—	(2,222)	(2,222)
Administrative expenses	(1,738)	(1)	(84)	—	(8)	—	—	(28)	(15)	(136)	(1,874)
Depreciation of property, plant and equipment	(161)	—	—	—	—	85	—	—	—	85	(76)
Amortisation/impairment of goodwill and intangibles	(25)	—	—	—	—	(85)	13	—	(4)	(76)	(101)

Total operating expenses	(1,924)	(1)	(84)	—	(8)	—	13	(28)	(19)	(127)	(2,051)

Operating profit before impairment losses	1,249	8	27	(3)	(8)	—	13	(28)	(10)	(1)	1,248
Impairment losses on loans and advances	21	—	—	—	—	—	—	—	—	—	21

Operating profit	1,270	8	27	(3)	(8)	—	13	(28)	(10)	(1)	1,269
Income from associated undertakings and joint ventures	46	—	—	—	—	—	—	—	(16)	(16)	30
Exceptional items	5	—	—	—	—	—	—	—	(5)	(5)	—
Profit/loss on disposal of businesses	—	—	—	—	—	—	—	—	11	11	11

Profit before taxation	1,321	8	27	(3)	(8)	—	13	(28)	(20)	(11)	1,310
Taxation	(241)	—	(27)	(5)	—	—	—	5	12	(15)	(256)

Profit for the period	1,080	8	—	(8)	(8)	—	13	(23)	(8)	(26)	1,054

Profit attributable to minority interests	(1)	—	—	—	—	—	—	—	—	—	(1)
Profit attributable to stockholders	1,081	8	—	(8)	(8)	—	13	(23)	(8)	(26)	1,055

	1,080	8	—	(8)	(8)	—	13	(23)	(8)	(26)	1,054

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

46	RECONCILIATION OF IR GAAP TO IFRS (continued)
Consolidated Balance Sheet at 31 March 2005

	Irish	IFRS
	GAAP	Impact	IFRS

	€m	€m	€m
Assets
Cash and balances at central banks	1,600	13	1,613
Items in the course of collection from other banks	560	—	560
Central government and other eligible bills	92	1,515	1,607
Loans and advances to banks	7,783	564	8,347
Loans and advances to customers	79,917	(81)	79,836
Net securitisation balances	35	(35)	—
Debt securities	21,321	1,390	22,711
Equity shares	52	5,664	5,716
Interests in associated undertakings	17	—	17
Interests in joint ventures	61	—	61
Intangible assets — Goodwill	316	(97)	219
Intangible assets — Other	—	573	573
Investment property	—	503	503
Property, plant & equipment	1,236	(516)	720
Deferred tax asset	—	99	99
Other assets	4,945	253	5,198
Long-term assurance assets	8,529	(8,529)	—

Total assets	126,464	1,316	127,780

Liabilities
Deposits by banks	20,254	611	20,865
Customer accounts	60,265	(80)	60,185
Items in the course of transmission to other banks	230	—	230
Debt securities in issue	20,539	678	21,217
Other liabilities	7,039	(283)	6,756
Deferred taxation liabilities	72	140	212
Other provisions	321	(141)	180
Post-retirement benefit obligations	—	924	924
Subordinated liabilities	4,086	—	4,086
Life assurance liabilities attributable to policy holders	8,734	(21)	8,713

Total liabilities	121,540	1,828	123,368

Stockholders’ funds	4,789	(512)	4,277
Minority interests	135	—	135

Total equity and liabilities	126,464	1,316	127,780

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

46	RECONCILIATION OF IR GAAP TO IFRS (continued)
Consolidated Summary of IFRS Balance Sheet Impacts
Balance Sheet IFRS Reconciliation 31 March 2005

		Consolidation
						Software
		New	Insurance		Employee	&
		Entities	Businesses	Leasing	benefits	Intangibles	Goodwill	Dividend	Pension	Other
	Irish GAAP	(a)	(b)	(h)	(e)	(g)	(d)	(i)	(f)	(j) & (k)	IFRS

	€m										€m
Assets
Cash and balances at central banks	1,600	10	—	—	—	—	—	—	—	3	1,613
Items in the course of collection from other banks	560	—	—	—	—	—	—	—	—	—	560
Central government and other eligible bills	92	—	1,515	—	—	—	—	—	—	—	1,607
Loans and advances to banks	7,783	—	567	—	—	—	—	—	—	(3)	8,347
Loans and advances to customers	79,917	(65)	—	(16)	—	—	—	—	—	—	79,836
Net securitisation balances	35	(35)	—	—	—	—	—	—	—	—	—
Debt securities	21,321	1,244	146	—	—	—	—	—	—	—	22,711
Equity shares	52	—	5,664	—	—	—	—	—	—	—	5,716
Interests in associated undertakings	17	—	—	—	—	—	—	—	—	—	17
Interests in joint ventures	61	—	—	—	—	—	—	—	—	—	61
Intangible assets — Goodwill	316	—	—	—	—	—	(97)	—	—	—	219
Intangible assets — Other	—	—	—	—	—	464	109	—	—	—	573
Investment property	—	—	503	—	—	—	—	—	—	—	503
Property, plant & equipment	1,236	—	—	—	—	(464)	—	—	—	(52)	720
Deferred tax asset (j)	—	—	—	6	—	—	—	—	104	(11)	99
Other assets	4,945	8	136	—	—	—	—	—	(42)	151	5,198
Life assurance assets attributable to the policyholders	8,529	—	(8,529)	—	—	—	—	—	—	—	—

Total assets	126,464	1,162	2	(10)	—	—	12	—	62	88	127,780

Equity and liabilities
Deposits by banks	20,254	611	—	—	—	—	—	—	—	—	20,865
Customer accounts	60,265	(80)	—	—	—	—	—	—	—	—	60,185
Items in the course of transmission to other banks	230	—	—	—	—	—	—	—	—	—	230
Debt securities in issue	20,539	678	—	—	—	—	—	—	—	—	21,217
Other liabilities	7,039	8	6	(51)	(3)	—	—	(282)	—	39	6,756
Deferred tax liabilities (j)	72	—	—	(3)	—	—	—	—	(26)	169	212
Other provisions	321	—	—	—	—	—	—	—	(141)	—	180
Post retirement benefit obligations (f)	—	—	—	—	—	—	—	—	924	—	924
Subordinated liabilities	4,086	—	—	—	—	—	—	—	—	—	4,086
Life assurance liabilities attributable to policy holders	8,734	—	(4)	—	—	—	—	—	—	(17)	8,713

Total liabilities	121,540	1,217	2	(54)	(3)	—	—	(282)	757	191	123,368

Equity
Share capital	663	—	—	—	—	—	—	—	—	—	663
Share premium account	765	—	—	—	—	—	—	—	—	—	765
Capital reserve	561	—	—	—	—	—	—	—	—	—	561
Retained profits	2,772	(55)	—	44	3	—	12	282	(695)	(27)	2,336
Revaluation reserve	234	—	—	—	—	—	—	—	—	(76)	158
Own shares held for the benefit of life assurance policyholders	(206)	—	—	—	—	—	—	—	—	—	(206)

Stockholders funds	4,789	(55)	—	44	3	—	12	282	(695)	(103)	4,277
Minority interests	135	—	—	—	—	—	—	—	—	—	135

Total equity and liabilities	126,464	1,162	2	(10)	—	—	12	—	62	88	127,780

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

46	RECONCILIATION OF IR GAAP TO IFRS (continued)
IFRS Consolidated Opening Balance Sheet at April 1, 2005

		IFRS	IFRS
	IFRS	Transition	Opening
	31/3/2005	Impact	01/04/2005

	€m	€m	€m
Assets
Cash and balances at central banks	1,613	—	1,613
Items in the course of collection from other banks	560	—	560
Central government and other eligible bills	1,607	(1,599)	8
Trading Securities	—	1,119	1,119
Derivative financial instruments	—	2,277	2,277
Other financial assets at fair value through profit and loss	—	8,115	8,115
Loans and advances to banks	8,347	—	8,347
Loans and advances to customers	79,836	152	79,988
Debt securities	22,711	(22,711)	—
Equity shares	5,716	(5,716)	—
Available for sale financial assets	—	20,752	20,752
Interest in associated undertakings	17	—	17
Interests in joint ventures	61	—	61
Intangible assets — Goodwill	219	53	272
Intangible assets — Other	573	—	573
Investment property	503	—	503
Property, plant & equipment	720	6	726
Deferred tax asset	99	(44)	55
Other assets	5,198	(2,115)	3,083

Total assets	127,780	289	128,069

Liabilities
Deposits by banks	20,865	—	20,865
Customer accounts	60,185	(115)	60,070
Items in the course of transmission to other banks	230	—	230
Derivative financial instruments	—	2,167	2,167
Liabilities to customers under investment contracts	—	4,917	4,917
Debt securities in issue	21,217	26	21,243
Insurance contract liabilities	—	3,785	3,785
Other liabilities	6,756	(1,789)	4,967
Deferred taxation liabilities	212	(68)	144
Other provisions	180	—	180
Post-retirement benefit obligations	924	—	924
Subordinated liabilities	4,086	127	4,213
Life assurance liabilities attributable to policy holders	8,713	(8,713)	—

Total liabilities	123,368	337	123,705
Stockholders’ funds	4,277	28	4,305
Minority interests	135	(76)	59

Total equity and liabilities	127,780	289	128,069

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

46	RECONCILIATION OF IR GAAP TO IFRS (continued)
IFRS Opening Balance Sheet Reconciliation April 1, 2005

		Reclassification	Effective						Total adjustments	Opening
	IFRS	of financial	interest	Fair	Hedging		Debt/		on adoption of	IFRS
	31 March	instruments	rates	value	activities	Life	equity		IAS 32, 39 and	Balance Sheet
	2005	(m)	(p)	option	(l)	Assurance	(n)	Other	IFRS 4	April 1, 2005

	€m								€m	€m
Assets
Cash and balances at central banks	1,613	—	—	—	—	—	—	—	—	1,613
Items in the course of collection from other banks	560	—	—	—	—	—	—	—	—	560
Central government and other eligible bills	1,607	—	—	(1,599)	—	—	—	—	(1,599)	8
Trading securities	—	1,119	—	—	—	—	—	—	1,119	1,119
Derivative financial instruments	—	1,859	—	92	326	—	—	—	2,277	2,277
Other financial assets at fair value through profit and loss	—	—	—	8,146	—	(31)	—	—	8,115	8,115
Loans and advances to banks	8,347	—	—	—	—	—	—	—	—	8,347
Loans and advances to customers	79,836	111	41	—	—	—	—	—	152	79,988
Debt securities	22,711	(21,871)	—	(871)	—	31	—	—	(22,711)	—
Equity shares	5,716	(52)	—	(5,664)	—	—	—	—	(5,716)	—
Available-for-sale financial assets	—	20,667	—	—	85	—	—	—	20,752	20,752
Interests in associated undertakings	17	—	—	—	—	—	—	—	—	17
Interests in joint ventures	61	—	—	—	—	—	—	—	—	61
Intangible assets — Goodwill	219	—	—	—	—	—	53	—	53	272
Intangible assets — Other	573	—	—	—	—	—	—	—	—	573
Investment Property	503	—	—	—	—	—	—	—	—	503
Property, plant & equipment	720	—	—	—	—	6	—	—	6	726
Deferred tax asset	99	(10)	(5)	—	3	—	—	(32)	(44)	55
Other assets	5,198	(1,839)	7	1	1	(285)	—	—	(2,115)	3,083

Total assets	127,780	(16)	43	105	415	(279)	53	(32)	289	128,069

Liabilities
Deposits by banks	20,865	—	—	—	—	—	—	—	—	20,865
Customer accounts	60,185	—	—	(115)	—	—	—	—	(115)	60,070
Items in the course of transmission to other banks	230	—	—	—	—	—	—	—	—	230
Derivative financial instruments and other trading liabilities	—	1,694	—	194	279	—	—	—	2,167	2,167
Liabilities to customers under investment contracts	—	—	—	—	—	4,917	—	—	4,917	4,917
Debt securities in issue	21,217	—	—	—	26	—	—	—	26	21,243
Insurance contract liabilities	—	—	—	—	—	3,785	—	—	3,785	3,785
Other liabilities	6,756	(1,829)	13	(1)	(73)	54	53	(6)	(1,789)	4,967
Deferred tax liabilities	212	(8)	10	2	—	(48)	—	(24)	(68)	144
Other provisions	180	—	—	—	—	—	—	—	—	180
Post retirement benefit obligations	924	—	—	—	—	—	—	—	—	924
Subordinated liabilities	4,086	—	—	—	168	—	(41)	—	127	4,213
Life assurance liabilities attributable to policy holders	8,713	—	—	23	—	(8,736)	—	—	(8,713)	—

Total liabilities	123,368	(143)	23	103	400	(28)	12	(30)	337	123,705
Equity
Share capital	663	—	—	—	—	—	—	—	—	663
Share premium account	765	—	—	—	—	—	—	—	—	765
Capital reserve	561	—	—	—	—	(251)	—	—	(251)	310
Retained profits	2,336	4	20	2	(58)	—	—	—	(32)	2,304
Revaluation Reserve	158	—	—	—	—	—	—	—	—	158
Cash flow hedge reserve	—	—	—	—	67	—	—	—	67	67
Available for sale reserve	—	123	—	—	6	—	—	1	130	130
Other equity reserves	—	—	—	—	—	—	114	—	114	114
Own shares held for the benefit of life assurance policyholders	(206)	—	—	—	—	—	—	—	—	(206)

Stockholders funds	4,277	127	20	2	15	(251)	114	1	28	4,305
Minority interests	135	—	—	—	—		(73)	(3)	(76)	59

Total equity and liabilities	127,780	(16)	43	105	415	(279)	53	(32)	289	128,069

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

46	RECONCILIATION OF IR GAAP TO IFRS (continued)
Significant differences from Irish GAAP
      The significant differences between the Group’s Irish accounting policies and IFRS accounting policies are summarised below.

Irish GAAP	IFRS

(a) Consolidation and presentation

Assets, liabilities and results of all undertakings controlled by the Group are consolidated. Control is the ability to direct the financial and operating policies of an entity.

Mortgage and other securitisation vehicles are shown on the Balance Sheet using the linked presentation method where financial recourse to the Group is limited.	All entities controlled by the Group, as well as legally independent bodies (Special Purpose Entities) where the substance of the relationship indicates that they are controlled by the Group, are consolidated. This results in the consolidation of a number of funding related special purpose entities on the Balance Sheet and increases the assets and liabilities of the Group.

In relation to securitisations, linked presentation is not permitted by IFRS. Consequently, the gross assets and related funding are separately shown on the Balance Sheet.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

46	RECONCILIATION OF IR GAAP TO IFRS (continued)

Irish GAAP	IFRS

(b) Life assurance

In order to reflect the different nature of the policyholders’ interests in the life assurance business, the assets and liabilities attributable to policyholders are classified separately in the Group Balance Sheet while the results for the year are consolidated on one line in the profit and loss account.

The Group accounts for the value of the stockholder’s interest in long-term assurance business using the embedded value method of accounting. The embedded value is comprised of the net tangible and financial assets of the life assurance business, including any surpluses retained within the long-term business fund and the present value of its in-force business. It is computed in accordance with bases accepted in the life assurance market. All life assurance products are accounted for in the same way; there is no difference between investment contracts and insurance contracts.

Changes in embedded value, which are determined on a post tax basis, are included in the profit and loss account, grossed up for tax at the Bank’s effective tax rate. The value of in-force asset is shown net of tax on the Balance Sheet.	IFRS requires line by line consolidation for all items of income and expenditure, assets and liabilities. Consequently, the Group is no longer permitted to report the results and balances of the life assurance business as one line items. Instead, these amounts are broken down and allocated to lines which reflect their nature, whether attributable to stockholders or policyholders.

In accordance with IFRS 4, life assurance products are classified as either investment contracts, which are accounted for in accordance with IAS 39 or insurance contracts, which are accounted for under IFRS 4. The principal effects of this change on the accounting for investment contracts is the removal of that portion of the embedded value which represents the value of in-force business relating to those contracts, the recognition of an asset for deferred acquisition costs, and the deferral of up-front fees received for investment management services; deferred acquisition costs and deferred up-front fees are amortised over the period of the provision of investment management services. The accounting for insurance contracts under IFRS 4 is unchanged.

IFRS requires that the profit and loss account and the value of in-force asset in the balance sheet be grossed up based on total tax payable by the Group, comprising both policyholder and stockholder tax.

(c) Investments in associated companies and joint ventures

Investments in associated undertakings and joint ventures are stated at acquisition cost and unamortised goodwill arising on the acquisition, together with the appropriate share of post-acquisition reserves.

Income from associates and joint ventures is shown gross of tax with the associated tax impact shown in the tax charge.	Investments in associates and joint ventures are accounted for by the equity method of accounting and are initially recognised at cost. Cumulative post-acquisition movements are adjusted against the carrying amount of the investment.

Income from associates and joint ventures is shown net of tax in the income statement. Associated tax is no longer included in the tax charge.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

46	RECONCILIATION OF IR GAAP TO IFRS (continued)

Irish GAAP	IFRS

(d) Goodwill

Goodwill arising on acquisitions of subsidiary undertakings occurring after 31 March 1998 are capitalised as assets on the balance sheet and amortised on a straight line basis over their estimated useful economic lives.

Goodwill on acquisitions prior to 31 March 1998 was charged against reserves in the year of acquisition and in the event of a subsequent disposal the goodwill would be written back and reflected in the profit and loss account.

Goodwill carried in the Group Balance Sheet is subject to impairment review when the carrying amount may not be recoverable and is written down by the amount of any impairment loss identified in the year.	Goodwill is no longer amortised. It is tested annually for impairment and carried at cost less accumulated impairment losses.

The Group has elected not to revisit goodwill on acquisitions prior to transition and as a result, the goodwill recognised in the Irish GAAP Balance Sheet at April 1, 2004 has been carried forward without adjustment as its deemed cost. Goodwill previously written off against reserves has not been re-instated.

As a result, the goodwill charged to the income statement since April 1, 2004 has been reversed.

(e) Share based payments

Where shares are awarded, or options granted, the charge made to the profit and loss account is the difference between the intrinsic value at the time the award is made and any contribution made by the employee. For options or shares granted at market prices, this will not result in any charge in the accounts.

Under the terms of the Group’s Revenue approved Save As You Earn schemes, employees have the option to purchase shares at a discount to the market price. Such schemes are exempted from the requirements to charge this difference to the profit and loss account over the period of their savings contract.

Where conditional awards are dependent on performance criteria, the cost is spread over the performance period.	When shares are awarded, the fair value of the employee services received in exchange for the grant of the options or shares is recognised as an expense and is charged to the income statement over the vesting period. Save As You Earn schemes are not exempt from these requirements.

The charge is determined by reference to the fair value of the options or shares granted, which is calculated excluding the impact of any non-market vesting conditions. Non-market conditions are reflected through the assumptions about the number of options or shares that are expected to vest. These assumptions are revisited at each balance sheet date.

This results in a charge to the income statement for each of the Group’s main share schemes.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

46	RECONCILIATION OF IR GAAP TO IFRS (continued)

Irish GAAP	IFRS

(f) Employee Benefits

Contributions to the Group’s defined benefit schemes are charged to the profit and loss so as to spread the expected cost of pensions, calculated in accordance with the advice of qualified actuaries, on a systematic basis over employees’ working lives. Variations from the regular cost are spread over the average remaining service life of relevant employees.

The assets and liabilities of defined benefit pension funds are not required to be consolidated on the Balance Sheet.

The cost of the Group’s defined contribution schemes are charged to the profit and loss for the period in which they are incurred.	An asset or liability (net of the associated deferred taxation) is recognised in the Balance Sheet in respect of defined benefit pension plans. It is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets, together with adjustments for unrecognised past service cost.

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited directly to reserves through the statement of recognised income and expense.

Past service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

As there is an overall deficit on the Group’s pension schemes when calculated under IFRS, this has been recognised on the Balance Sheet on transition, net of deferred tax.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

46	RECONCILIATION OF IR GAAP TO IFRS (continued)

Irish GAAP	IFRS

(g) Software and Intangible assets

Computer software is capitalised and included within tangible assets where future economic benefits are expected to arise from the asset. These assets are amortised over their expected useful lives.

Other intangible assets are recognised if they can be disposed of separately, without disposing of the business of the entity.	Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised on the basis of their expected useful lives.

Costs that are directly associated with the production of identifiable and unique software products controlled by the Group and which will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets and amortised over their useful lives. This has resulted in the reclassification of computer software from tangible to intangible assets.

Other intangible assets are recognised if they are separable from the reporting entity or arise from contractual or other legal rights. This includes the payments made for the use of the UK Post Office brand and for customer distribution rights associated with the use of the UK Post Office network.

These payments will be amortised over their expected useful life.

(h) Lessor Accounting

Leasing income is recognised in proportion to the funds invested in the lease so as to give a constant rate of return over each period after taking account of taxation cash flows.	Leasing income is recognised in proportion to the funds invested in the lease so as to give a constant rate of return over each period before taking account of taxation cash flows.

The taxation impacts of leasing are reflected in the income statement when they occur.

This impacts the timing of recognition of income in the profit and loss account.

(i) Dividends

Dividends declared after the period end are recorded in the period to which they relate.	Dividends are recorded in the period in which they are approved. This results in an increase in stockholders funds on transition as no liability is recognised in the accounts for proposed dividends.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

46	RECONCILIATION OF IR GAAP TO IFRS (continued)

Irish GAAP	IFRS

(j) Deferred tax

Deferred taxation is recognised on all timing differences where the transaction or event that gives rise to an obligation to pay more tax in the future or a right to pay less tax in the future, have occurred by the balance sheet date using rates of tax that have been enacted by the balance sheet date.

Deferred tax assets are recognised when it is more likely than not that they will be recovered.

Deferred taxation is not provided in respect of timing differences arising from the sale or revaluation of fixed assets unless, by the balance sheet date, a binding commitment to sell the asset has been entered into.	Deferred tax is provided on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax is determined using tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax related to fair value re- measurement of available for sale investments and cash flow hedges, or related to the revaluation of land and buildings, which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

The primary areas where deferred taxation is now required to be provided where previously not is on property revaluations and rolled over capital gains.

(k) Tangible fixed assets

Tangible fixed assets may be held at depreciated historical cost or a revalued amount. The Group’s property portfolio is the only tangible fixed asset held at a revalued amount. They were revalued on the basis of Existing Use Value.	Tangible fixed assets may be held at depreciated historical cost or fair value. However, these revaluations must be on the basis of Open Market Value.

This has given rise to adjustments to the Group’s revaluation reserve.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

46	RECONCILIATION OF IR GAAP TO IFRS (continued)

Irish GAAP	IFRS

(l) Derivatives and hedge accounting

Derivative instruments used for trading purposes or used to manage risk in the trading portfolios are measured at fair value and the resultant profits and losses are included in dealing profits. Unrealised gains and losses are reported in Other Assets or Other Liabilities on a gross basis.

Derivatives used for hedging purposes are taken to the profit and loss account in accordance with the accounting treatment of the underlying transaction. Accrued income or expense is reported in prepayments and accrued income or accruals and deferred income on a gross basis.

Profits and losses related to qualifying hedges of firm commitments and anticipated transactions are deferred and taken to the profit and loss account when the hedged transactions occur.	Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value on the Balance Sheet.

The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge); or, (2) hedges of highly probable future cash flows attributable to a recognised asset or liability, or a forecasted transaction (cash flow hedge).

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash-flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss.

Certain derivative instruments do not qualify for hedge accounting. Changes in their fair value are recognised immediately in the income statement.

The Group has primarily applied macro cash-flow hedging to derivatives hedging its funding base together with the use of a limited number of micro fair value hedges for large ticket transactions. The fair value of these derivatives is now reflected on the Balance Sheet.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

46	RECONCILIATION OF IR GAAP TO IFRS (continued)

Irish GAAP	IFRS

As a result of the strict hedge accounting rules in IAS 39, hedge accounting is likely to introduce volatility into to the income statement to the extent that hedging relationships prove ineffective.

(m) Classification and measurement of financial instruments

Under Irish GAAP, financial instruments are classified as either investment securities or other securities. Debt securities and equity shares held for use on a continuing basis in the Group’s activities are classified as investment securities. Such securities and shares are stated at cost less provision for any permanent diminution in value.

Other securities and other equity shares are stated at fair value using mid-market values, except for those securities maintained for the purpose of hedging, which are accounted for on the same basis as the item hedged. Changes in the fair value of securities marked to market are recognised in the profit and loss account as they arise and included in dealing profits.	Under IFRS, financial instruments are classified as either

(a) Financial assets at fair value through profit or loss
A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management.

(b) Loans and receivables
This category includes non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

(c) Held-to-maturity
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity.

(d) Available-for-sale
Available-for-sale investments are those intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices.

Financial assets are initially recognised at fair value plus transaction costs. Available-for-sale and financial assets at fair value through profit or loss are subsequently carried at fair value whereas loans and receivables and held-to-maturity investments are subsequently carried at amortised cost using the effective interest method.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

46	RECONCILIATION OF IR GAAP TO IFRS (continued)

Irish GAAP	IFRS

A large portion of the Group’s debt securities, previously classified as both trading and investment, have been reclassified as available for sale. The fair value movements will pass through the available for sale reserve.

(n) Issued debt and equity securities

Under Irish GAAP, capital instruments which contain an obligation to transfer economic benefits to another party are classified as debt.	Instruments which carry a contractual obligation to deliver cash or another financial asset to another entity are classified as financial liabilities. The dividends on these instruments are recognised in the income statement as interest expense.

Where there is discretion in relation to the payment of a dividend, the instrument is classified as equity and the payments are included as preference dividends.

As a result, the Stg£50.4m non cumulative preference shares have been classified as debt while the U.S.$150m undated floating rate primary capital notes have been classified as equity.

(o) Loan impairment

Specific provisions are made for loans and advances when the Group consider that the creditworthiness of a borrower has deteriorated such that the recovery of the whole or part of an outstanding advance is in serious doubt.

Specific provisions are generally raised on an individual basis, although specific provisions may be raised on a portfolio basis for homogeneous assets and where statistical techniques are appropriate.

General provisions are raised to cover latent loan losses which are known from experience to be present at the balance sheet date but have yet to be specifically identified.

If collection of interest is doubtful, it is credited to a suspense account and excluded from interest income in the profit and loss account. The suspense account in the balance sheet is netted against the relevant loan.	Impairment losses are recognised where there is objective evidence of impairment as a result of one or more loss events that have occurred and where these events have had an impact on the estimated future cash flows of the financial asset or portfolio of financial assets and is measured based on the difference between the carrying amount and the present value of the estimated future cashflows, discounted at the original effective interest rate.

Impairment is measured individually for assets that are individually significant and on a collective basis for portfolios with similar risk characteristics.

Provisions for incurred losses that observable data indicates are present in the portfolio but have not yet been specifically identified are also raised.

The Bank’s assessment of the overall level of credit impairment is unchanged. However, the application of IFRS has resulted in a re-analysis of the Irish GAAP general and specific provisions into IFRS impairment allowances.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

46	RECONCILIATION OF IR GAAP TO IFRS (continued)

Irish GAAP	IFRS

(p) Effective Interest Rate

Interest income is recognised as it accrues.

Fees and commissions which represent a return for services provided, risk borne or which are in the nature of interest are generally credited to income when the service is performed.	Interest income and expense are recognised in the income statement using the effective interest rate. This rate includes all fees and points paid or received between parties to the contract, transaction costs and all other premiums or discounts.

Fees earned on the execution of a significant act are recognised immediately.

The application of IFRS has resulted in certain upfront fees and expenses being included in interest income and spread over the expected life of the underlying asset, rather than being taken upfront.

(q) Offset

Under Irish GAAP, an intention to settle net is not a requirement for offset, the entity must have the ability to insist on net settlement and that ability is assured beyond doubt.	For a financial asset and financial liability to be offset, an entity must intend to settle on a net basis or to realise the asset and settle the liability simultaneously.

As a result of this change, on April 1, 2005, the Balance Sheet has been grossed up for interbank derivatives which, although subject to set off arrangements, are not intended to be settled on a net basis.

47	DIRECTORS’ INFORMATION
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
      The remuneration of non-executive Directors is determined by the executive Directors and approved by the Court. Neither the Governor nor any Director participate in any decisions relating to their own remuneration.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	DIRECTORS’ INFORMATION (continued)
Remuneration policy
      Group remuneration policy is to ensure that the remuneration arrangements for Directors and senior management are competitive and designed to attract, retain and motivate people of the highest calibre, who are expected to perform to the highest standards.
      Reward policies are aligned with the objective of maximising stockholder value. In determining remuneration levels account is taken of such factors as each individual’s responsibilities and performance as well as levels of remuneration in comparable businesses both in Ireland and the United Kingdom and the general pay awards made to staff overall.
      Executive Directors are expected, over time, to build up a Group stock ownership equivalent to a minimum of 100% of salary.
The reward package for executive Directors and senior management
      The total remuneration package is reviewed by the Group Remuneration Committee with external assistance from remuneration consultants who act as advisors to provide remuneration advice and analysis to the Group Remuneration Committee. Currently the key elements of the remuneration package are salary, a performance related bonus, the Long Term Incentive Plan, stock options, participation in the Employee Stock Issue and in the Sharesave schemes and membership of a defined benefit pension scheme. These various elements are summarised below:-

•	Salary — Is payable monthly and is set at a level to recognise an individual’s market worth. Salaries are reviewed annually by the Group Remuneration Committee.

•	Performance-related bonus scheme — The level earned by each executive Director is a function of the Remuneration Committee’s assessment of that Director’s performance against pre-determined goals, required leadership behaviours and the overall performance of the Group in any year in absolute terms. The maximum bonus potential of executive Directors and Group Executive Committee members is currently 125% of salary. 25% of the actual bonus awarded is deferred until the earlier of March 2009 or the completion of the Strategic Transformation Programme.

•	Long Term Incentive Plan — Since 2004 the Group has operated a Long Term Incentive Plan (“LTIP”), with stockholder approval, for key senior executives who are best placed to maximise stockholder value. This replaced the Long Term Performance Stock Plan (“LTPSP”), which operated from 1999 to 2003. Under this Plan, and its predecessor, the LTPSP, which is described in more detail in Note 38 on page F-77, conditional awards have been made to the executive Directors as set out in the table on page F-111.

•	Stock options — In 2004, the Group updated the Executive Stock Option Scheme, with stockholder approval. This involved amending the previous Executive Stock Option Scheme introduced in 1996. It is policy to grant stock options under the terms of the Stock Option Scheme to executive Directors and senior executives across the Group to encourage identification with the interests of stockholders in general. The exercise of all options granted since 2004 is conditional upon underlying earnings per share achieving a cumulative growth of at least 5% per annum compound above the increase in the Consumer Price Index over the three-year performance period. If this performance condition is not achieved, the options lapse. (See also Note 38 on page F-76).

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	DIRECTORS’ INFORMATION (continued)

•	Employee Stock Issue Scheme — The Bank operates an Employee Stock Issue Scheme under which the Court of Directors may set aside an element of Group profit before taxation for allocation to the trustees of the scheme to enable them to acquire units of ordinary stock on behalf of the scheme participants. The amount set aside is related to overall Group performance (See also Note 38 on page F-75). Executive Directors participate on the same basis as staff generally.

•	Sharesave Scheme — In 1999 the Group established a Sharesave Scheme (“SAYE scheme”). Under this scheme the executive Directors who participated in the scheme were granted options over units of Ordinary Stock as set out in the table on page F-110. (see Note 38 on page F-75). Under the scheme, first offered in 2000, participants could save for three, five or seven years. The three year scheme matured in May 2003 and the five year scheme matured in May 2005. A further offer under the scheme was made in December 2003. Under the 2003 offer, participants could save for three or five years. It is the Group’s practice to consider further offers under the scheme from time to time.

•	Pensions — The executive Directors are members of the Bank Staff Pensions Fund and have a normal retirement age of 60. This pension plan is contributory at the rate of 2.5% of salary and is a defined benefit plan based on an accrual rate of 1/60th of pensionable salary for each year of pensionable service with a maximum of 40/60ths payable at age 60. Of the executive Directors’ total remuneration package, only their salary is pensionable. The Finance Act 2006 has introduced an additional tax, at 42%, on the “excess capital value” of pensions over a specified ‘cap’ of €5m, or the value of individual pension entitlements at December 7, 2005, if greater. For members of defined benefit schemes, the capital value is calculated as 20 times the annual pension, and the tax is payable at the first “benefit crystallisation event” (in effect, when the pension first becomes payable). These provisions have an immediate impact on the value of the pension benefits accruing to one executive director (see Director’s pension entitlements page F-112) and a potential impact on a second executive director.

•	Service contracts — No service contract exists between the Bank and any Director which provides for a notice period from the Group of greater than one year.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	DIRECTORS’ INFORMATION (continued)
Directors’ remuneration 2005/2006 (all figures in €’000’s)

		Court	Perf.	Other		Pension	Total	Total
	Salary	fees	bonus	remun.	Benefits	contribs.	remun.	remun.
	(1)	(2)	(3)	(4)	(5)	(6)	2005/2006	2004/2005

Governor
R Burrows (apt. Governor 06.07.2005)	336						336	148
Deputy Governor
D O’Brien (apt. Deputy Governor 14.9.2005)	124						124	77
Executive Directors
B J Goggin*	1,000		1,280	27	50	168	2,525	1,919
J O’Donovan	450		405	13	31	216	1,115	847
Non — Executive Directors
R E Bailie		112					112	107
L G Crowley (retired 6.7.2005)	106					10	116	419
D J Dilger		80					80	77
D J Geaney (Deceased 7.10.2005)		42					42	77
P Haran		80					80	17
M Hodgkinson (7)		0					0	0
R MacSharry (retired 6.7.2005)		21					21	77
D McCourt		80					80	76
G M Magan		80					80	77
C A Marland		80					80	77
T Moran		80					80	77
T V Neill		80					80	76
M Redmond		80					80	77

Totals	2,016	815	1,685	40	81	394	5,031	4,225

Ex gratia payments paid to former Directors/ Dependents							474	545

Notes:

(1)	The Governor and Deputy Governor, as non-executive Officers of the Bank, are not paid Court fees but are remunerated by way of non-pensionable salary.

(2)	Court fees are paid only to non-executive Directors and are subject to review annually at June each year.

(3)	Payments under the performance bonus scheme are linked to individual performance and overall Group performance versus targets over the financial year. Under the rules of the performance bonus plan, 25% of any actual bonus awarded is deferred until the earlier of March 2009 or the completion of the Strategic Transformation Programme. For the year 05/06 Brian Goggin is awarded a total performance bonus of €1,200,000 of which €900,000 is payable in June 2006 and €300,000 (25%) is deferred. In addition to this performance bonus, under the Asset Management Services (“AMS”) 2003 Long Term Incentive Programme, Brian Goggin will receive a payment of €380,000 in June 2006. For the year 2005/06 John O’Donovan was awarded a total performance bonus of €540,000 of which €405,000 is payable in June 2006 and €135,000 (25%) is deferred.

(4)	Includes the cash value of Ordinary Stock receivable under the Employee Stock Issue Scheme.

(5)	Benefits include car allowance and interest on any loans at staff rates.

(6)	Contributions to defined benefit pension schemes. The fees paid or payable to non-executive Directors appointed post April 1991 are not pensionable. As Laurence Crowley was appointed a Director pre April 1991, an element of his salary, equivalent to the standard directors fee, has been treated as pensionable.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	DIRECTORS’ INFORMATION (continued)

(7)	Mike Hodgkinson receives no emoluments from the Bank of Ireland Group in line with the agreement with Post Office Ltd. Brian Goggin who sits on the Board of the UK Post Office Ltd. also receives no emoluments from that Board.

*	Prior to his appointment as Group Chief Executive in June 2004, Brian Goggin, while Chief Executive of the Asset Management Services Division, participated in that Division’s Deferred Cash Incentive Scheme and a Long Term Incentive Programme, in lieu of the Bank of Ireland Group’s Executive Long Term Performance Stock Plan.
      Deferred Cash Incentive Scheme — provided certain conditions are met over the three-year performance period, Brian Goggin will receive a minimum payment of €157,500 in April 2007. Further amounts may be paid based on the achievement of stretching profit before tax targets over the relevant performance period.
      Under the AMS Long Term Incentive Programme, Brian Goggin will receive a minimum payment of €350,000 in June 2007. Further amounts may be paid based on the achievement of investment performance, business growth and profit targets over the relevant performance period.
Stock options held by Directors and Secretary

(a)	Executive stock options
      Options to subscribe for Ordinary Stock in the Bank granted and exercised during the year to 31 March 2006 are included in the table below:-

					Options at
					April 1, 2005			Market
					or date of			price at	Options at
	Date of	Earliest		Exercise	appointment	Granted in	Exercised	exercise	March 31,
	grant	exercise date	Expiry date	price	if later	year	in year	date	2006

				€				€
Directors
B J Goggin	Nov 28, 1996	Nov 28, 1999	Nov 28, 2006	3.24	80,000		80,000	12.08
	Jul 13, 1999	Jul 13, 2002	Jul 13, 2009	8.93	20,000				20,000
	May 21, 2001	May 21, 2004	May 24, 2011	11.05	25,000				25,000
	Jun 24, 2002	Jun 24, 2005	Jun 24, 2012	12.5	25,000				25,000
	Jun 18, 2003	Jun 18, 2006	Jun 18, 2013	10.77	50,000				50,000
	Jul 26, 2004	Jul 26, 2007	Jul 26, 2014	10.76	92,000				92,000
	Jun 21, 2005	Jun 21, 2008	Jun 21, 2015	12.85		77,500			77,500

					292,000	77,500	80,000		289,500

J O’Donovan	Nov 26, 2001	Nov 26, 2004	Nov 26, 2011	10.54	15,000		10,000	13.02
							5,000	15.28
	Jun 24, 2002	Jun 24, 2005	Jun 24, 2012	12.5	25,000				25,000
	Jun 18, 2003	Jun 18, 2006	Jun 18, 2013	10.77	50,000				50,000
	Jul 26, 2004	Jul 26, 2007	Jul 26, 2014	10.76	35,000				35,000
	Jun 21, 2005	Jun 21, 2008	Jun 21, 2015	12.85		32,500			32,500

					125,000	32,500	15,000		142,500

Secretary
J B Clifford	Jun 05, 1996	Jun 05, 1999	Jun 05, 2006	2.82	60,000		60,000	15.05
	May 25, 2000	May 25, 2003	May 25, 2010	6.96	15,000		15,000	15.05
	Jun 24, 2002	Jun 24, 2005	Jun 24, 2012	12.5	10,000				10,000
	Jun 18, 2003	Jun 18, 2006	Jun 18, 2013	10.77	20,000				20,000
	Jul 26, 2004	Jul 26, 2007	Jul 26, 2014	10.76	21,500				21,500
	Jun 21, 2005	Jun 21, 2008	Jun 21, 2015	12.85		13,000			13,000

					126,500	13,000	75,000		64,500

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	DIRECTORS’ INFORMATION (continued)
      No other Directors have been granted options to subscribe for units of ordinary stock of the Bank or of other Group entities.
      The performance condition attached to the grant of stock options made in June 2002, under the 1996 Executive Stock Option Scheme, was met in June 2005 and the options became capable of exercise from that date.

(b)	Sharesave Scheme options 2000
      Under the terms of the Sharesave Scheme offered in 2000, options were granted to all participating Group employees, who elected to participate, on February 28, 2000 at an option price of €5.40 per unit of Ordinary Stock. (This price was set at a discount of 20% of the then market price as permitted by the Rules). The options held under this scheme by the Directors and Secretary are set out below. Under the terms of the 2000 Sharesave offer, participants could save for three, five or seven years. The three-year scheme matured in May 2003 and the five-year scheme matured in May 2005.

	2000 Sharesave	Market value			Market value	2000 Sharesave
	options granted at	at date of Grant	Options	Date of	at date of	options held at
Name	February 28, 2000	(February 28, 2000)	Exercised	Exercise	exercise	31 March 2006

Directors:
B J Goggin	4,261	€6.07				4,261

(c)	Sharesave Scheme options 2003
      Under the terms of the Sharesave Scheme offered in 2003, options were granted to all participating Group employees, who elected to participate, on December 15, 2003 at an option price of €7.84 in Ireland and €8.37 in the UK, per unit of Ordinary Stock. This price was set at a discount of 25% of the then market price as permitted by the Rules in Ireland and at a discount of 20% of the then market price permitted by the Rules in the UK. The options held under this scheme by the Directors and Secretary are set out below. Under the terms of the 2003 Sharesave offer, participants could save for three or five years. The three-year scheme matures in February 2007.

	2003 Sharesave	Market value	2003 Sharesave
	options granted at	at date of Grant	options held At
Name	December 15, 2003	(December 15, 2003)	31 March 2006

Directors:
J O’Donovan	2,653	€10.60	2,653
Secretary:
J B Clifford	1,522	€10.60	1,522

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	DIRECTORS’ INFORMATION (continued)

(d)	Long Term Incentive Plan (“LTIP”)
      Conditional awards of units of Ordinary Stock have been made on June 18, 2003, December 8, 2003 (under the terms of the LTPSP), July 26, 2004 and June 21, 2005 (under the terms of the LTIP), to senior executives. These awards do not vest in the executives unless demanding performance criteria are achieved (see description of LTIP in Note 38 on page F-77). The performance conditions attached to the award of conditional units of stock, made in June 2002, under the Long Term Performance Stock Plan 1999, were met in June 2005 and, based on the Group’s TSR performance versus the various Peer Groups, 50% of the award vested in the participants. The conditional awards of units of Ordinary Stock made to date to the executive Directors are as follows:-

		No. of shares					Potential
		conditionally	Conditionally	Vested			interest in
	Date of	held at	awarded in	in the	Retained in	Lapsed in	shares at	Original
	Award	April 1, 2005	the year*	year**	Scheme***	the year	March 31, 2006	Maturity Date	Maturity Date

Directors
B J Goggin	July 13, 1999				9,221		11,526	July 13, 2002	July 13, 2009
	May 25, 2000				16,249		20,311	May 25, 2003	May 25, 2010
	May 21, 2001				8,649		10,379	May 21, 2004	May 21, 2006
	June 24, 2002	13,763		6,882	6,882	6,881	8,258	June 24, 2005	June 24, 2007
	July 26, 2004	139,000					139,000	July 26, 2007
	June 21, 2005		116,500				116,500	June 21, 2008

		152,763	116,500	6,882	41,001	6,881	305,974

J O’Donovan	June 24, 2002	10,055		5,028	5,028	5,027	6,034	June 24, 2005	June 24, 2007
	June 18, 2003	14,058					14,058	June 18, 2006
	July 26, 2004	35,000					35,000	July 26, 2007
	June 21, 2005		32,500				32,500	June 21, 2008

		59,113	32,500	5,028	5,028	5,027	87,592

Secretary
J B Clifford	July 13, 1999				7,648		11,472	July 13, 2002	July 13, 2009
	May 25, 2000				12,271		15,339	May 25, 2003	May 25, 2010
	May 21, 2001				4,803		5,764	May 21, 2004	May 21, 2006
	June 24, 2002	5,703		2,852	2,852	2,851	3,422	June 24, 2005	June 24, 2007
	June 18, 2003	8,330					8,330	June 18, 2006
	July 26, 2004	15,000					15,000	July 26, 2007
	June 21, 2005		9,500				9,500	June 21, 2008

		29,033	9,500	2,852	27,574	2,851	68,827

*	Market price at date of award €12.85

**	Market price at date of vesting €12.95

***	Only applies to awards made under the LTPSP. Minimum of 80% of the vested stock must be retained for two years from maturity of award. After the two year retention period, an additional award of 20% is made. If the award is retained for an additional 5 years, a further award of 30% is made.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	DIRECTORS’ INFORMATION (continued)
Changes in the directorate during the period

	Executive Directors	Non-executive Directors and Officers

Number at 31 March 2005	2	15
Changes during year		- LG Crowley	(06/07/2005)
		- R MacSharry	(06/07/2005)
		- DJ Geaney	(07/10/2005)
Number at 31 March 2006	2	12
Average number during 2005/2006 (2004/2005)	2 (2.2)	13 (15.1)
Directors’ pension entitlements
      Set out below are details of the pension benefits earned by the Directors during the year ended 31 March 2006.

			(c)
	(a)	(b)	Accrued pension
	Additional pension	Increase/decrease in	entitlement at
	earned in the year	transfer value	31 March 2006

	€000	€000	€000
Executive Directors
B J Goggin	(2.3) (note 1)	(66.5) (note 1)	606.9
J O’Donovan	24.3	370.8	183.1
Non-executive Officer
L G Crowley	1.5	28.8	34.6

Column (a) above is the increase/decrease in pension built up during the year. Increases/decreases are after adjustment for inflation and comprise allowance for additional pensionable service; increases in pensionable earnings; and any agreed adjustment in the individual’s pension accrual.
Column (b) is the additional capital value of column (a) which could arise if the pension were to be transferred to another pension plan on the Director leaving the Group and is based on factors supplied by the actuary in accordance with actuarial guidance notes GN11 (ROI), less each Director’s contributions.
Column (c) is the aggregate pension entitlement based on each Director’s pensionable service with the Group at 31 March 2006, or at date of leaving if earlier, but payable at normal retirement age. Executive Directors have the option to pay additional voluntary contributions to their pension plan; neither the contributions nor the resulting benefits are included in the above table.
(note 1) Brian Goggin’s pension accruals have been capped from the December 7, 2005 at the level of the statutory maximum permitted under the pension provisions of the Finance Act 2006 (see Note 35, Retirement Benefit Obligations on page F-68). The effect of the pension provisions of the Finance Act 2006 on Brian Goggin’s pension is that the pension accrued at the December 7, 2005 is less than the pension accrued at the 31 March 2005 after adjustment for inflation of the 31 March 2005 accrued pension.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	DIRECTORS’ INFORMATION (continued)
Directors’ interests in stock
      In addition to their interests in the Ordinary Stock through their holding of stock options and the conditional awards of stock they have received under the LTPSP and LTIP as set out above, the interests of the Directors and Secretary in office at 31 March 2006, and of their spouses and minor children, in the stocks issued by the Bank are set out below:

	UNITS OF €0.64 OF ORDINARY STOCK

	As at 31 March 2006	As at April 1, 2005
	Beneficial	Beneficial

DIRECTORS
R E Bailie	4,267	3,808
R Burrows	99,598	46,590
D J Dilger	2,850	2,523
B J Goggin	424,676	334,126
P M Haran	2,259	2,000
M S Hodgkinson	2,000	2,000
J D McCourt	25,527	5,200
G M Magan	1,750	1,423
C A Marland	2,031	1,705
T J Moran	2,046	1,720
T V Neill	94,153	83,826
D O’Brien	302,078	301,705
J O’Donovan	74,351	53,363
M P Redmond	3,204	2,877
SECRETARY
J B Clifford	124,541	58,684
      There have been no changes in the stockholdings of the above Directors and Secretary between 31 March 2006 and May 30, 2006.
      Apart from the interests set out above and in the previous section, the Directors and Secretary and their spouses and minor children have no other interests in the stocks of the Bank or its group undertakings at 31 March 2006.

48	GROUP FINANCIAL INFORMATION FOR US INVESTORS
Summary of Significant Differences between IFRS and U.S. Accounting Principles
      The financial statements presented in this report have been prepared in accordance with IFRS. Such principles vary in certain significant respects from those generally accepted accounting principles in the U.S. (U.S. GAAP). The significant differences applicable to Bank of Ireland Group’s accounts are summarised below:

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

48	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Accounting Principles

IFRS	U.S. GAAP

(a) Revaluation of property	(a) Revaluation of property

Tangible fixed assets may be held at depreciated historical cost or fair value. However, these revaluations must be on the basis of Open Market Value.	Revaluation of property is not permitted in the financial statements.

(b) Goodwill	(b) Goodwill

Goodwill is no longer amortised. It is tested annually for impairment and carried at cost less accumulated impairment losses.

The group has elected not to revisit goodwill on acquisitions prior to transition and as a result, the goodwill recognised in the Irish GAAP Balance Sheet at April 1, 2004 has been carried forward without adjustment as its deemed cost. Goodwill previously written off against reserves was not re-instated.	Prior to March 31, 2002 goodwill arising on acquisitions of subsidiary undertakings was capitalised and amortised to income over the period estimated to benefit. In the Group’s case a period of 20 years was used. Goodwill is written off when judged to be irrecoverable.

Post April 1, 2002 goodwill is capitalised on the Balance Sheet and is subject to an annual review for impairment. It is not subject to annual amortisation.

Goodwill written off to reserves pre transition to IFRS is recognised on the balance sheet under US GAAP.

(c) Stock Based Compensation	(c) Stock Based Compensation

When shares are awarded, the fair value of the employee services received in exchange for the grant of the options or shares is recognised as an expense and is charged to the income statement over the vesting period. Save As You Earn schemes are not exempt from these requirements.

The charge is determined by reference to the fair value of the options or shares granted, which is calculated excluding the impact of any non-market vesting conditions. Non-market conditions are reflected through the assumptions about the number of options or shares that are expected to vest. These assumptions are revisited at each balance sheet date.

This results in a charge to the income statement for each of the Group’s main share schemes.	As permitted by FAS 123, stock based compensation is accounted for in accordance with APB 25. Any differences between intrinsic value of the shares issued or options granted at the time the award is made and any contribution made by the employee is charged to the profit and loss account over the period to vesting.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

48	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Accounting Principles

IFRS	U.S. GAAP

(d) Financial Instruments	(d) Financial Instruments

Under IFRS, financial instruments are classified as either

(a)  Financial assets at fair value through profit or loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management.

Financial assets and financial liabilities may be designated at fair value through profit of loss (the ‘fair value option’) where they contain substantive embedded derivatives, where doing so significantly reduces measurement inconsistencies or where they are managed and evaluated on a fair value basis with a documented risk management or investment strategy.

(b)  Loans and receivables

This category includes non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

(c)  Held-to-maturity

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity.

(d)  Available-for-sale

Available-for-sale investments are those intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices. Reversal of impairments are permitted under IFRS.

Financial assets are initially recognised at fair value plus transaction costs. Available-for-sale and financial assets at fair value through profit or loss are subsequently carried at fair value whereas loans and receivables and held-to-maturity investments are subsequently carried at amortised cost using the effective interest method.	Profits and losses on the sale of investments are included in operating income in the year in which they arise.

Securities may be classified as (i) trading, which are carried at fair value with unrealised gains and losses included in earnings, (ii) available for sale, which are carried at fair value with unrealised gains and losses reported in a separate component of other comprehensive income or (iii) held to maturity, which are carried at amortised cost.

US GAAP does not permit an entity to apply the ‘fair value option’. These instruments have to be measured in accordance with the appropriate US GAAP.

Trading securities are those securities held in the short term to earn a profit by trading or selling such securities.

Securities available for sale are those securities which are neither classified as held to maturity or trading. They are intended for use as part of an asset/ liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risks, the need to increase regulatory capital or other similar factors. Reversal of impairments are not permitted under US GAAP.

Securities held to maturity are only those securities for which management has both the intent and ability to hold until maturity.

EITF 96-15 “Accounting for the Effects of Changes in Foreign Currency Exchange Rates on Foreign Currency Denominated Available for Sale Debt Securities”, states that the change in value of debt securities attributable to foreign exchange fluctuations is taken directly to reserves and transferred to the income statement on disposal of the instrument.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

48	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Accounting Principles

IFRS	U.S. GAAP

IFRS states that change in the value of debt securities attributable to foreign exchange fluctuations are taken to net income.

A large portion of the Group’s debt securities, previously classified as both trading and investment, have been reclassified as available for sale. The fair value movements will pass through the available for sale reserve.

(e) Employee benefits	(e) Employee benefits

An asset or liability (net of the associated deferred taxation) is recognised in the balance sheet in respect of defined benefit pension plans. It is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets, together with adjustments for unrecognised past service cost.

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited directly to reserves through the statement of recognised income and expense.

Past service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

As there is an overall deficit on the Group’s pension schemes when calculated under IFRS, this has been recognised on the Balance Sheet on transition, net of deferred tax.	The same basic actuarial method is used as under IFRS, but under FAS87 certain assumptions differ, assets are assessed at fair value and liabilities are assessed at current settlement rates. Certain variations from regular cost are allocated in equal amounts over the average remaining service lives of current employees.

Where the accumulated benefit obligation exceeds the fair value of the plan assets, an additional minimum liability equal to this excess is recognised. Under US GAAP, the Group elects to use the “Corridor method”, whereby actuarial gains and losses outside a certain range are recognised in the income statement, in equal amounts over the remaining service lives of the current employees.

The pension related elements of voluntary leaving and voluntary early retirement programmes are generally expensed in the year in which they are awarded.

The impact of this pronouncement has been included in the GAAP reconciliation in respect of the main Bank of Ireland, Bristol & West and New Ireland pension plans.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

48	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Accounting Principles

IFRS	U.S. GAAP

(f) Life Assurance	(f) Life Assurance

The IFRS requires line by line consolidation for all items of income and expenditure, assets and liabilities. Consequently, the group is no longer permitted to report the results and balances of the life assurance business as one line items. Instead, these amounts are broken down and allocated to lines which reflect their nature, whether attributable to stockholders or policyholders.

In accordance with IFRS4, life assurance products are classified as either investment contracts, which are accounted for in accordance with IAS 39 or insurance contracts, which are accounted for under IFRS 4. The principal effects of this change on the accounting for investment contracts is the removal of that portion of the embedded value which represents the value of in-force business relating to those contracts, the recognition of an asset for deferred acquisition costs, and the deferral of up-front fees received for investment management services; deferred acquisition costs and deferred up-front fees are amortised over the period of the provision of investment management services. The accounting for insurance contracts under IFRS4 is unchanged.

IFRS requires that the profit and loss account and the value of in-force asset in the balance sheet be grossed up based on total tax payable by the Group, comprising both policyholder and stockholder tax.	The present value of anticipated surplus transfers which are projected to arise from the long term fund in future years, and which are attributable to the business in force at the year end on a going concern basis are not recognised by the Group under U.S. GAAP. Unearned revenues and acquisition costs related to unit linked products are deferred and amortised in proportion to total estimated gross profits over the expected life of policyholders’ contracts. Unearned revenues are amounts assessed from policyholders’ that represent compensation for services to be provided in future periods. Acquisition costs consist of commissions and other costs which vary with and are primarily related to the production of revenues.

Unrealised gains and losses on properties held to meet unit linked policy holder liabilities are not recognised under U.S. GAAP in line with SOP 03/01. Such properties are held at depreciated historical cost.

(g) Acceptances	(g) Acceptances

Acceptances are bills that the drawee has agreed to pay. They are not recognised on the balance sheet.	Acceptances and related customer liabilities are recorded on the balance sheet.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

48	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Accounting Principles

IFRS	U.S. GAAP

(h) Special Purpose Entities	(h) Special Purpose Entities

All entities controlled by the group, as well as legally independent bodies (Special Purpose Entities) where the substance of the relationship indicates that they are controlled by the group, are consolidated. This results in the consolidation of a number of funding related special purpose entities on the Balance Sheet and increases the assets and liabilities of the group.

In relation to securitisations, linked presentation is not permitted by IFRS. Consequently, the gross assets and related funding are separately shown on the Balance Sheet.	Under SFAS No.140, transfers and servicing of financial assets are required to be recognised using a financial components approach that focuses on control. Under that approach after a transfer of financial assets, an entity recognises the financial and servicing assets it controls and the liabilities it has incurred and derecognises financial assets when control has been surrendered.

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

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

48	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Accounting Principles

IFRS	U.S. GAAP

(i) Derivatives	(i) Derivatives

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value on the Balance Sheet.

The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge); or, (2) hedges of highly probable future cash flows attributable to a recognised asset or liability, or a forecasted transaction (cash flow hedge).

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash-flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss.

Certain derivative instruments do not qualify for hedge accounting. Changes in their fair value are recognised immediately in the income statement.

The Group has primarily applied macro cash-flow hedging to derivatives hedging its funding base together with the use of a limited number of micro fair value hedges for large ticket transactions. The fair value of these derivatives is now reflected on the balance sheet.

As a result of the strict hedge accounting rules in IAS 39, hedge accounting is likely to introduce volatility into to the income statement to the extent that hedging relationships prove ineffective.	FAS 133 requires all derivatives to be recorded at fair value.

FAS 133 states that a derivative may only be classified as a hedge providing an entity meets stringent qualifying criteria in respect of documentation and hedge effectiveness. The Group has chosen not to designate any of its derivatives as hedging instruments for US GAAP purposes. As a consequence all hedge accounting adjustments arising under IFRS have been reversed.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

48	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Accounting Principles

IFRS	U.S. GAAP

(j) Income Recognition	(j) Income Recognition

Interest income and expense are recognised in the income statement using the effective interest rate. This rate includes all fees and points paid or received between parties to the contract, transaction costs and all other premiums or discounts.

Fees earned on the execution of a significant act are recognised immediately.

The application of IFRS has resulted in certain upfront fees and expenses being included in interest income and spread over the expected life of the underlying asset, rather than being taken upfront.	Loan origination fees net of direct loan origination costs are deferred and recognised as an adjustment to the yield on the related loan or facility.
This adjustment comprises the majority part of the “other” classification in the income reconciliation.

(k) Restructuring	(k) Restructuring

A provision for restructuring costs is recognised only when the general recognition criteria below are met.

(a)  an entity has a present obligation as a result of a past event

(b)  it is probable that an outflow of economic benefits will be required to settle the obligation

(c) a reliable estimate can be made of the amount of the obligation	Costs of restructuring are recognised when incurred.

Costs of involuntary severance are recognised as incurred, save where the individuals in question are required to remain with the Group for periods in excess of their statutory notice period, in which case the costs are spread over this period.

(l) Debt/Equity	(l) Debt/Equity

From 1, April 2005, certain subordinate instruments issued by the Group are treated as equity under IFRS where they contain no present obligation to deliver cash or another financial asset to the holders.	The subordinate instruments issued by the Group which are treated as equity under IFRS are treated as debt instruments under US GAAP.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

48	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of significant differences between IFRS and U.S. Accounting Principles
Consolidated Net Income

				2005
			2006	(Restated)

			(in € millions)
Net income under IFRS			1,305	1,055
Pension costs	(e	)	(25)	(4)
Long-term assurance policies	(f	)	(168)	(329)
Strategic Transformation Programme	(k	)	(41)	117
Stock based compensation	(c	)	6	2
Derivatives			—	(4)
Hedging and financial instruments	(d	)(i)	(234)	—
Special purpose entities			—	(63)
Foreign exchange gains/losses on available for sale securities	(d	)	(91)	(21)
Fair value option adjustment	(d	)	(44)	—
Dividends on other equity interests			(13)	(8)
Other	(j	)	39	16
Deferred tax on U.S. GAAP adjustments			69	53

Net income under U.S. GAAP			803	814

Earnings per unit of €0.64 Ordinary Stock under U.S. GAAP
— basic			84.8c	86.4c

— diluted			84.2c	85.7c

Consolidated Total Stockholders’ Funds

				2005
			2006	(Restated)

			(in € millions)
Total stockholders’ funds under IFRS			5,328	4,277
Property less related depreciation	(a	)	(569)	(331)
Goodwill	(b	)	431	436
Debt securities — available for sale			—	85
Pension costs	(e	)	565	737
Long-term assurance policies	(f	)	(604)	(719)
Strategic Transformation Programme	(k	)	76	117
Derivatives			—	181
Fair value option adjustment	(d	)	(220)	—
Hedging and financial instruments	(d	)(i)	(101)	—
Debt/equity adjustment	(l	)	(114)	—
Other	(j	)	45	(25)
Deferred taxation on U.S. GAAP adjustments			139	(28)

Total stockholders’ funds under U.S. GAAP			4,976	4,730

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

48	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of significant differences between IFRS and U.S. Accounting Principles
      U.S. GAAP consolidated net income and stockholders’ equity for fiscal year 2005 has been restated for the three items described below. The effects of these restatements are as follows:

2005

(in € millions)
Net income in accordance with US GAAP as previously reported	814
Derivatives valuation(i)	20
Foreign exchange gains/losses on available for sale securities(ii)	(21)
Deferred taxation on these adjustments	1

Net income in accordance with US GAAP as adjusted	814

2005

(in € millions)
Stockholders equity in accordance with US GAAP as previously reported	4,531
Derivatives valuation(i)	106
Deferred taxation on this adjustment	(13)
Leasing tax benefit(iii)	106

Stockholders equity in accordance with US GAAP as adjusted	4,730

(i)	Derivatives valuation: as part of the transition process to IFRS the Bank discovered that the valuation of a small portfolio of derivatives did not take account of a specific legal clause resulting in an understatement of previously reported net income under US GAAP for the year 31 March 2005 of €18m (€20m pretax) and stockholder funds under US GAAP as at 31 March 2005 of €93m (€106m pretax).

(ii)	Under US GAAP Foreign exchange treatment of AFS Securities: foreign exchange differences on available for sale (AFS) debt securities were included in net income in previous years, rather than taken to reserves in accordance with EITF-96-15. Under IFRS the translation of foreign currency denominated AFS debt securities into the functional currency of the legal entity in which they are held is recognized directly in the income statement. Net income under US GAAP in the year to 31 March 2005 has been reduced by €18m (€21m pretax). There is no change to stockholders equity.

(iii)	Leasing tax benefit: there was a one-off gain relating to certain lease structures arising from the falling corporation tax rates in Ireland in 1998, which was not recognised in that year under US GAAP. The effect of this restatement is to increase stockholders equity under US GAAP for the year to 31 March 2005 by €106m.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

48	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of significant differences between IFRS and U.S. Accounting Principles
Consolidated Total Assets

				2005
			2006	(Restated)

			(in € millions)
Total assets under IFRS			162,354	127,780
Property less related depreciation	(a	)	(569)	(331)
Goodwill	(b	)	465	455
Debt securities — available for sale			—	85
Pension costs	(e	)	26	(41)
Acceptances	(g	)	37	34
Long-term assurance policies	(f	)	(604)	(826)
Special purpose entities			—	(33)
Derivatives			—	680
Other	(j	)	41	(157)
Deferred tax on U.S. GAAP adjustments			(48)	(99)

Total assets under U.S. GAAP			161,702	127,547

Consolidated Total Liabilities and Stockholders’ Funds

				2005
			2006	(Restated)

			(in € millions)
Total liabilities and stockholders’ equity under IFRS			162,354	127,780
Stockholders’ funds (U.S. GAAP adjustment)			(352)	453
Special purpose entities			—	(33)
Acceptances	(g	)	37	34
Strategic Transformation Programme	(k	)	(76)	(117)
Pension	(e	)	(543)	(783)
Long term assurance policies	(f	)	—	21
Derivatives			—	499
Fair value option adjustment	(d	)	220	—
Hedging and financial instruments	(d	)(i)	101	—
Debt/equity adjustment	(l	)	114	—
Other	(j	)	55	(92)
Deferred taxation on U.S. GAAP adjustments			(208)	(215)

Total liabilities and stockholders’ equity under U.S. GAAP			161,702	127,547

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

48	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of significant differences between IFRS and U.S. Accounting Principles
(1)  Goodwill
      The current carrying value of goodwill for U.S. GAAP purposes has been allocated as follows to the reportable business segments of the Group:

	April 1,					March 31,
	2005	Transfer	Additions	Impairment	Exchange	2006

Retail Republic of Ireland	4					4
BOI Life	94					94
Wholesale Financial Services	66					66
UK Financial Services	329				11	340
Asset Management Services	180		145		11	336
UK Post Office	—

	673	—	145	—	22	840

(2)  Pensions
      Pensions accounting in the U.S. has to apply to the provisions of SFAS No. 87 “Employers’ Accounting for Pensions”. It differs from IFRS with regard to certain assumptions primarily with regard to asset valuation and the recognition of actuarial gains and losses. The Group has adopted SFAS No. 87 “Employers’ Accounting for Pensions” as amended by SFAS 132 “Employers Disclosures about Pensions and Other Post-Retirement Benefits” in preparing its U.S. GAAP information.
      The impact of this pronouncement has been included in the GAAP reconciliation in respect of the main Bank of Ireland Pension Plans and in 2006, these plans make up approximately 91% (2005: 87%, 2004: 86%) of Bank of Ireland Group’s plans in terms of assets. The components of the pensions expense for these plans which arise under SFAS No. 87 are estimated to be as follows:

	Year Ended
	March 31,

	2006	2005

	(in € millions)
Service cost	134	95
Cost of special termination benefits	9	1
Interest cost	189	165
Expected return on plan assets	(210)	(178)
Net amortization and deferral	17	2

	139	85

      A long term asset allocation policy has been agreed for the assets of the Bank of Ireland Staff Pensions Fund, which represents the bulk of defined benefit pension assets and liabilities of the Group. This policy is as follows:

•	Equities – 60%

•	Bonds – 27.5%

•	Property – 12.5%

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

48	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of significant differences between IFRS and U.S. Accounting Principles
      There is some flexibility around the central target asset allocation percentage. In general, the asset allocation of the smaller defined benefit pension arrangements operated by the Group (in particular in the context of their relative size) will not differ significantly from that set out above.
      The table below shows the percentage of the fair value of assets of each major category as at the measurement date.

	Target allocation	Actual allocation	Actual allocation
	as at March 31,	as at March 31,	as at March 31,
	2006	2006	2005

	%	%	%
Equity securities	60.0	64.6	61.9
Debt securities	27.5	21.1	22.1
Property	12.5	13.8	13.3
Other assets	—	0.5	2.7

Total	100.0	100.0	100.0

      The overall expected return on assets has been calculated by taking an average of the expected return on each asset class weighted by the allocation to each asset class as at March 31, 2004. The expected return on equities has been assessed based on historical analysis of investment returns incorporating subjective judgement to compliment the information provided by historic returns. The process of setting these expected returns has also incorporated market commentators’ views and investment managers’ forecasts. The expected rate of return on equities as at March 31, 2006 was 7.5% per annum. The expected return on property was 6.5% per annum.
      For quoted corporate or government bonds, the expected return was taken as the weighted average of the redemption yields of the securities held in the portfolio (this is equated to 4.2% per annum).
      A weighted average expected rate of return of 6.6% on the plan assets of the main schemes was used in determining the net periodic pension cost for the year ended March 31, 2006 (2005: 6.75% and 2004: 6.7%).
      Actuarial assumptions used in determining the projected benefit obligation at March 31, 2006 included a weighted average discount rate of 4.6% (2005: 4.85% and 2004: 5.5%) and a weighted average increase in future compensation expense of 3.3% (2005: 2.75% and 2004: 2.9%). Pensions are further discussed in Note 35.
      During 2001, 2002 and 2003 the Group offered a voluntary leaving and a voluntary retirement program in which eligible participants in the Bank of Ireland’s main pension plans received accelerated and enhanced benefits if they elected to leave or retire under the programs. The voluntary retirement program was accounted for under SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” and a cost of €9 million in 2006, €1 million in 2005 and €4 million in 2004 was recorded.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

48	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of significant differences between IFRS and U.S. Accounting Principles
      The main Bank of Ireland Pension Plans had investments which included the following at March 31, 2006 and 2005:

	At March 31,

	2006	2005

	(in € millions)
Interest in property occupied by Bank of Ireland	150	139
Bank of Ireland €0.64 Ordinary Stock	58	55
Bank of Ireland 7.4% Guaranteed Step-up Callable Perpetual Preferred Securities	Nil	Nil
Securities Lending with Davy Stockbrokers	Nil	Nil
Cash	(4)	13
      There were 3,818,363 units (2005: 4,475,867 units) of the Bank’s Ordinary Stock, included in the Bank’s pension assets for the year ended March 31, 2006. The total gross dividend paid in cash on these investments was €2.0 million (2005: €2.2 million). In addition, the Group rents property from the pension fund. The annual rent payable thereon, which is at arms length rates, amounted to €7.5 million (2005: €7.5 million).

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

48	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of significant differences between IFRS and U.S. Accounting Principles
      The following is a reconciliation of benefit obligation, the change in the plan assets during the year and an analysis of the funded status of the plans during the two years ended March 31, 2006.

	2006	2005

	(in € millions)
Change in projected benefit obligation
Projected benefit obligation at April 1	3,742	3,055
Exchange adjustments	(4)	(8)
Service cost (net of members contributions)	137	95
Interest cost	198	165
Members contributions	13	10
Liability change	—	—
Actuarial (gain)/loss	241	504
Special termination benefits	11	1
Benefits paid	(117)	(93)
Other	164	13

Projected benefit obligation at March 31	4,385	3,742

Change in plan assets
Fair value of plan assets at April 1	2,971	2,689
Exchange adjustments	(2)	(6)
Actual return	586	290
Employer contribution	103	72
Members contribution	13	10
Benefits paid	(117)	(93)
Other	144	9

Fair value of plan assets at March 31	3,698	2,971

Change in funded status
Funded status at March 31	(687)	(771)
Unamortised net loss/(gain)	531	650
Minimum Liability Obligation	(68)	(66)
Unamortised net asset at transition	(11)	(7)

(Accrued) prepaid pension cost recognised in balance sheet at year end	(235)	(194)

(3)	Impaired Loans
      Bank of Ireland has reviewed SFAS No’s. 114 and 118 Accounting by Creditors for Impairment of a Loan. SFAS No. 114 applies only to impaired loans, the measurement of which is primarily based upon the present value of expected future cash flows discounted at the loan’s effective interest rate. In certain instances this measurement may reflect the loan’s observable market value, or the fair value of the collateral if the loan is collateral dependent. Smaller balance homogeneous consumer loans that are collectively evaluated for impairment, are outside the scope of SFAS No. 114, as are debt securities and leases. Smaller balance homogenous loans are defined as all loans, irrespective of balance size, in the Group’s credit card division, finance companies and its UK residential mortgage company. The distinguishing feature is that in each case, the impairment provision is generated automatically based on arrears experience.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

48	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of significant differences between IFRS and U.S. Accounting Principles
      With effect from April 1, 2005 the Group has adopted and applied impairment provisioning methodologies that are in compliance with International Accounting Standard 39. IAS 39 requires that an impairment provision be recognised where there is objective evidence available that the Group will be unable to collect all amounts due (principal and interest) under the original contractual agreement with the borrower.
      All credit exposures are regularly reviewed, either individually or on a pooled basis, for evidence of impairment. Specific provisions are created where there is a shortfall between the amount of the Group’s exposure and the likely recoverable amount. The recoverable amount is calculated by discounting the value of expected future cash flows by the exposure’s original effective interest rate.
      Impairment provisions are also recognised for potential losses not specifically identified but which experience and observable data indicate are present in the portfolio at the date of assessment. These are described as Incurred but not Reported (IBNR) provisions. Statistical models are used to determine the appropriate level of IBNR provisions. These models are regularly reviewed and revised, where necessary.
      It is the practise in Ireland and the United Kingdom to delay write-off of a debt until the realisation of collateral or alternative recovery action has been completed, or the required write-off can be predicted with a high degree of certainty. Where Management determines that a full or partial write-off is appropriate, the amount of the write-off is applied against the specific provision and the debt is reduced to its estimated realisable value. Interest on accounts which carry a specific provision is accounted for on a cash receipts basis.
      Under the Group’s policies for interest income recognition, the Bank records cash receipts on loans that are impaired as a reduction to the principal balance.
(4)  Stock Compensation Plan
      The Group operates a number of stock option schemes. Further details are set out in Note 38.
      The Group has elected to follow APB 25 in accounting for these schemes. Had a fair value basis of accounting for these schemes been applied, as outlined in SFAS No 123, based on fair values at the grant dates, proforma net income and proforma basic earnings per share under U.S. GAAP would have been, €805 million for March 31, 2006 (2005: €810 million and 2004: €907 million) and 83.6c (2005: 85.1c and 2004: 93.5c) respectively.
      The following table summarises the number of options outstanding under the Senior Executive Scheme and weighted average exercise price:

	Year Ended March 31,

	2006		2005

		Weighted		Weighted
		Average		Average
		exercise		exercise
	Number	price	Number	price

Outstanding at beginning of year	6,611,900	9.6809	6,585,000	8.989
Granted in year	1,267,514	12.8811	1,661,500	10.760
Exercised in year	1,014,111	7.1695	853,500	5.5684
Lapsed in year	132,500	9.8688	781,100	10.6398

Outstanding at end of year	6,732,803	10.6580	6,611,900	9.6809

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

48	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of significant differences between IFRS and U.S. Accounting Principles
      The following table summarises information about the Executive Stock Options Scheme outstanding at March 31, 2006

	Number		Number
	Outstanding at	Weighted Average	Exercisable at
	March 31,	Remaining	March 31,
	2006	Contractual Life	2006

Exercise price (€ cent)
2.819	30,000	3 months	30,000
4.529	255,000	1 years 3 months	255,000
5.753	6,000	1 years 8 months	6,000
8.264	168,000	2 years 2 months	168,000
8.933	250,000	3 years 4 months	250,000
8.430	60,250	3 years 8 months	60,250
6.960	395,934	4 years 2 months	395,934
9.150	123,650	4 years 8 months	123,650
11.050	448,455	5 years 2 months	448,455
10.540	15,000	5 years 8 months	15,000
12.500	635,000	6 years 3 months	635,000
10.650	20,000	6 years 9 months	20,000
10.770	1,352,000	7 years 3 months	—
10.540	111,000	7 years 9 months	—
10.760	1,603,000	8 years 4 months	—
12.850	1,212,000	9 years 3 months	—
13.680	47,514	9 years 9 months	—
      The Sharesave Scheme (“SAYE Scheme”) was launched in February 2000 and as a result options over 15,527,008 units of Ordinary Stock (1.6% of the Issued Ordinary Stock) were granted to participating employees at an option price of €5.40, which represented a 20% discount to the then market price. A further offer under the scheme was made in December 2003 and options to purchase Ordinary Stock were granted to participating employees in the Republic of Ireland at an option price at €7.84 which represented a 25% discount to the then market price and to participating employees in the UK at an option price of €8.37 which represented a 20% discount to the then market price. The outstanding options under the Scheme, which stood at 10,042,390 at March 31, 2006 and 15,435,223 at March 31, 2005 and 16,770,743 at March 31, 2004 are exercisable, provided the participant’s savings contracts are complete, between May 2005 and February 2009.
      As at March 31, 2006 conditional awards totalling 1,661,432 units of stock (2005: 1,229,805 and 2004: 808,895 units of stock) were outstanding to the current participants of the Long Term Performance Stock Plan.
      The significant weighted average assumptions used to estimate the fair values of the options granted were a risk free rate of return of 3.1% (2005: 3.92%, 2004: 3.7%), expected volatility of 25% (2005: 30%, 2004: 30%) and a dividend yield for the sector of 3.6% (2005: 3.44%, 2004: 3.3%). An expected life of 5 years was used in the case of the senior executive Stock Option Scheme. The expected life of the Sharesave scheme options was expected to approximate the period of the savings contracts.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

48	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of significant differences between IFRS and U.S. Accounting Principles
(5)  Earnings per share
      Basic earnings per share (EPS) under U.S. GAAP differs from IFRS only to the extent that income calculated under U.S. GAAP differs from that calculated under IFRS.
      Diluted EPS measures the effect that existing options would have on the Basic EPS if they were to be exercised, by increasing the number of ordinary shares. Under U.S. GAAP, the number of increased shares is reduced by the number of shares that could be bought (using the average market price in the year) with the assumed exercise proceeds (actual proceeds arising on exercise plus unamortised compensation costs, where appropriate). Any options that are anti-dilutive are excluded from this calculation. (An option is antidilutive when the deemed proceeds is greater than the market price used in the above calculation, there were no antidilutive options in the current or prior year).

	2006			2005

			Per-share			Per-share
	Income	Share No	Amount	Income	Share No	Amount

	€m	(in millions)	Cent	€m	(in millions)	Cent
Basic EPS
Approximate net income (U.S. GAAP) available to ordinary stockholders	803	947	84.8	814	942	86.4c
Effect of dilutive securities employee share options		7			8

Diluted EPS	803	954	84.2	814	950	85.7c

      Shares (2006: 47 thousand, 2005: 1.1 million, 2004: 3.8 million) were excluded from the computation of diluted EPS above as their effect would have been anti-dilutive.
Summary of Significant Differences between Irish and U.S. Accounting Principles

(6)	Guarantees
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

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

48	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of significant differences between IFRS and U.S. Accounting Principles accounts. These contracts are used when required in substitution of guarantees due to a greater acceptability in the beneficiary country.
Other guarantees
      This category includes various other guarantees given by the bank on behalf of a customer.
      Under the provision of FIN 45, a liability is required to be recognised for the fair value of Guarantees issued after January 1, 2003. The fair value of the obligation is in the substantial majority of cases the premium received under the contract. The adoption of FIN 45 did therefore not have a material impact on the Group.

(7)	Consolidation
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
      Where a maximum exposure to loss is quoted this represents the Group’s total exposure and includes both drawn and undrawn lending facilities. The Group’s exposure is determined by chances in value of the variable interest it holds within these entities, which primarily comprise liquidity, credit enhancements, derivative transactions and financing arrangements.
      The following is a summary of the nature, purpose, size and activities of those entities with which the Group is currently involved, and which are impacted by FIN 46:

A)	Conduit

Bank of Ireland provides investment advisory services and a liquidity facility to a company involved in a commercial paper conduit program. The company purchases publicly rate marketable investment securities with initial minimum ratings of Aa3/AA– by Moody’s/ S&P. The company funds the purchase of the securities by way of an uncommitted loan from a Delaware incorporated company (known as a multi-seller conduit) which in turn issues commercial paper to investors in the US and European commercial paper markets. A US bank administers the day-to-day operations of the company and the multi-seller conduit. The US bank is also responsible for arranging the issuance of the commercial paper by the multi-seller conduit. The Bank does not sell its own assets to this company. As of August 23, 2006, the commercial paper issued by the multi-seller conduit is currently rated P-1/ A-1 by Moody’s/ S&P.

As of March 31, 2006, the Group had an outstanding undrawn liquidity facility to the company amounting to $609.4m. Based on the company acquiring further high quality publicly rated marketable investment securities (with initial minimum ratings of Aa3/AA– by Moody’s/ S&P), the liquidity facility provided by the Group to the company could increase to a current maximum of US$1.03bn. The Group’s maximum exposure to loss, in the highly unlikely event of non-performance of the entire portfolio of assets in the company, is represented by the contractual amount of the facility.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

48	GROUP FINANCIAL INFORMATION FOR US INVESTORS (continued)
Summary of significant differences between IFRS and U.S. Accounting Principles

B)	Partholon

The Group has sold a pool of leveraged acquisition finance loan assets to Partholon CDO 1 plc (“Partholon”), which is incorporated under the Irish Companies Acts, 1963 to 2003 and is registered and operates in the Republic of Ireland. Partholon has issued a series of loan notes to finance this purchase. The Group hols 25% of the subordinated loan notes but does not own, directly or indirectly, any of the share capital of Partholon, which is owned by a charitable trust. The Group also holds €5m of AAA-rated loan notes in Partholon, which it intends to hold until maturity.

Under the terms of separate agreements the Group manages the assets of Partholon, including identification of additional assets for acquisition, for which it receives fees.

(8)	Deferred tax
      In accordance with SFAS No. 109 “Accounting for Income Taxes”, the components of US GAAP deferred tax assets and liabilities are as follows:

	2006	2005
	€m	€m

Deferred tax liabilities:
Deferred tax liabilities under IFRS (see Note 31)	327	282
In respect of IFRS/US GAAP reconciling items	(208)	(215)

Total deferred tax liabilities	119	67

Deferred tax assets:
Deferred tax assets under IFRS (see Note 31)	150	169
Add: valuation allowance	1	5
In respect of IFRS/US GAAP reconciling items	(48)	(99)

Total deferred tax assets before valuation allowance	103	75
Less: valuation allowance	(1)	(5)

Deferred tax assets less valuation allowance	102	70

      The main components of the tax charge attributable to continuing operations are shown in Note 31 to the accounts on page F-61.
      The valuation allowance relates to the Group’s unrelieved overseas tax losses. These assets will be recognised in the future when it becomes more likely than not that they will be utilised.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

49	SFAS NO. 115 “ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES”
      The difference between IFRS accounting principles and those applicable in the U.S. (U.S. GAAP) for financial instruments are outlined in Note 48 above.
      On transition to IFRS from Irish GAAP at April 1, 2005, the Group took the decision to classify the Held to Maturity portfolio as Available for Sale. In addition, the Group redesignated a portfolio of trading securities to AFS. In reviewing the portfolio from a U.S. GAAP perspective, the Group aligned the classification under U.S. GAAP with that of IFRS.

	At March 31,

	2006	2005

	Book /
	Market	Book	Market
	Value	Value	Value
	IFRS	IFRS	IFRS

	(in € millions)
Held to maturity	—	3,704	3,701
Available for sale	28,225	13,040	13,139
Trading	956	5,967	5,967
Financial instruments at fair value through the P&L	10,224	—	—

Total	39,405	22,711	22,807

      The following table sets out the market value of the available for sale investment portfolio owned by the Group at March 31, 2006 and the book and market value of the available for sale investment portfolio owned by the Group at March 31, 2005.

	Available for Sale Investment Portfolio
	At March 31,

	2006	2005

	Book /
	Market	Book	Market
	Value	value	Value
	IFRS	IFRS	IFRS

	(in € millions)
Irish government	2,399	297	297
Other European government	2,942	394	407
U.S. Treasury and U.S. Government agencies	520	—	—
Collateralised Mortgage Obligations	2,659	—	—
Corporate bonds	13,233	11,515	11,598
Other securities	6,472	834	837

Total	28,225	13,040	13,139

      Proceeds from sales of available for sale securities during the year ended March 31, 2006 were €20,581m (2005: €2,211m). Gross gains of €438K (2005: €3m) and gross losses of €10K (2005: €nil) were realized on those sales. Realized gains and losses on available for sale securities are generally computed using the specific identification method.
      A full review of the impairment of the AFS Bonds Portfolio, which have unrealised losses, has been undertaken and the Group consider that, other than those already recognised through the income statement, no further provision for impairment is required.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

49	SFAS NO. 115 “ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES” (continued)
      The following table shows the maturity distribution of the available for sale investment portfolio at March 31, 2006 based upon book value.

	Maturity Distribution of
	Available For Sale Investment Portfolio
	At March 31, 2006
	IFRS

		After One	After Five
	In One	Year	Years
	Year or	Through	Through	After 10
	Less	Five Years	10 Years	Years	Total

	(in € millions)
Irish government	—	2,071	328	—	2,399
Other European government	364	939	1,639	—	2,942
U.S. Treasury and U.S. Government agencies	—	495	25	—	520
Collateralised Mortgage Obligations	162	921	1,365	211	2,659
Corporate bonds	2,836	8,533	1,834	30	13,233
Other securities	4,800	962	515	195	6,472

Total	8,162	13,921	5,706	436	28,225

      The following table sets out the book value of the held to maturity investment portfolio owned by the Group at March 31, 2006 and 2005.

	Held to Maturity Investment Portfolio
	At March 31,

	2006	2005

	Book /
	Market	Book	Market
	Value	value	Value
	IFRS	IFRS	IFRS

	(in € millions)
Irish government	—	—	—
Other European government	—	—	—
U.S. treasury and U.S. government agencies	—	—	—
Corporate bonds	—	3,184	3,181
Other securities	—	520	520

	—	3,704	3,701

      Proceeds from sales of held to maturity securities during the year ended March 31, 2006 were €nil (2005: €nil). Gross gains of €nil (2005: €nil) and gross losses of €nil (2005: € nil) were realised on those sales.

BANK OF IRELAND GROUP
SIGNATURES
      The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

The Governor and Company of the Bank of Ireland
(Registrant)

Date: September 11, 2006

By:	/s/ Brian Goggin

Name: Brian Goggin
Title: Group Chief Executive

By:	/s/ John O’Donovan

Name: John O’Donovan
Title: Group Chief Financial Officer