Form 20-F
period 2007-03-31
GOVERNOR & CO OF THE BANK OF IRELAND
filed 2007-07-24
CIK 1022575

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

(Mark One)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
	☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2007
OR
	☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
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
          Securities registered or to be registered pursuant to Section 12(g) of the Act: None
          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of March 31, 2007:
Ordinary Stock (nominal value of €0.64 per unit): 955,356,605
Indicate by check mark if the registrant is a well-know seasoned issuer, as defined in Rule 405 of the Securities Act.
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
FORWARD-LOOKING INFORMATION
      Certain statements contained in this Annual Report, including any targets, forecasts, projections, descriptions of anticipated cost savings, including those relating to the Strategic Transformation Programme we describe in this document, statements regarding the possible development or possible assumed future results of operations, any statement preceded by, followed by or that includes the words “believes”, “expects”, “aims”, “intends”, “will”, “may”, “anticipates” or similar expressions or the negatives thereof, and other statements that are not historical facts, are or may constitute forward-looking statements (as such term is defined in the U.S. Private Securities Litigation Reform Act of 1995). Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to (i) risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and UK economies and the international capital markets, the Group’s ability to expand certain of its activities, the Group’s ability to maintain growth in certain of its businesses, competition, regulatory developments, our ability to achieve the estimated benefits under the Strategic Transformation Programme in the expected time period, and the availability of funding sources; and (ii) other risks and uncertainties detailed in this Annual Report, including under Item 3 “Key Information — Risk Factors” and under Item 11 “Quantitative and Qualitative Disclosures about Market Risk”. The Group does not undertake to release publicly any revision or update to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.
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
REPORTING CURRENCY
      The Group publishes consolidated financial statements in euro (“€” or “EUR”). Each euro is made up of one hundred cents, each of which is represented by the symbol “c” in this Annual Report.
      References to “dollars”, “U.S.$”, “$” or “¢” are to U.S. currency, and references to “STG£”, “GBP£” and “pounds sterling” are to United Kingdom (“UK”) currency. Amounts in dollars, unless otherwise stated, for the current financial (fiscal) year have been translated from euro at the rate prevailing on March 31, 2007 as shown below under “Exchange Rates”. This rate should not be construed as a representation that the euro amounts actually denote such dollar amounts or have been, could have been, or could be converted into dollars at the rate indicated.
EXCHANGE RATES
      As a significant portion of the assets, liabilities, income and expenses of the Group is denominated in currencies other than euro, fluctuations in the value of the euro relative to other currencies have had an effect on the euro value of assets and liabilities denominated in such currencies as well as on the Group’s results of operations. The principal foreign currencies affecting the Group’s financial statements are sterling and the dollar. At June 29, 2007, the Noon Buying Rate (as defined below) was U.S.$1.3520 = €1.00.
      The following table sets forth, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) and the rates used by the Group in the preparation of its consolidated financial statements:

	Year ended March 31,

	2007	2006	2005	2004	2003

	(dollars per €)
Euro/dollar rates:
March 31	1.3374	1.2139	1.2969	1.2292	1.0900
Average(1)	1.2943	1.2163	1.2653	1.1808	1.0033
High	1.3374	1.3093	1.3625	1.2848	1.1062
Low	1.2091	1.1667	1.1801	1.0621	0.8750
March 31 rate used by the Group(2)	1.3318	1.2104	1.2964	1.2224	1.0895
Average rate used by the Group(2)	1.2912	1.2126	1.2647	1.1796	1.0051
      The highest noon buying rate for each of the last six months was: June 2007: 1.3526, May 2007: 1.3616, April 2007: 1.3660, March 2007: 1.3374, February 2007: 1.3246, January 2007: 1.3286.
      The lowest noon buying rate for each of the last six months was: June 2007: 1.3295, May 2007: 1.3419, April 2007: 1.3363, March 2007: 1.3094, February 2007: 1.2933, January 2007: 1.2904.

	Year ended March 31,

	2007	2006	2005	2004	2003

	(STG£ per €)
Euro/sterling rates:
March 31 rate used by the Group(2)	0.6798	0.6964	0.6885	0.6659	0.6896
Average rate used by the Group(2)	0.6783	0.6826	0.6834	0.6926	0.6460

(1)	The average of the Noon Buying Rates on the last day of each month during the Group’s financial year.

(2)	The rates used by the Group in the preparation of its consolidated financial statements.

PART 1
Item 1     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT & ADVISORS
      Not applicable.
Item 2     OFFER STATISTICS & EXPECTED TIMETABLE
      Not applicable.
Item 3     KEY INFORMATION
SELECTED FINANCIAL DATA
      The following tables present selected consolidated financial data which have been derived from the audited Consolidated Financial Statements of the Group. Tables 1 and 3 detail financial data under International Financial Reporting Standards as adopted by the European Union (“IFRS”) for the years ended March 31, 2007, 2006 and 2005. Table 2 details financial data under U.S. GAAP for each of the five years in the five year period ended March 31, 2007.
      The Consolidated Financial Statements of the Group have been prepared in accordance with IFRS for the years ended March 31, 2007, 2006 and 2005 (except for the application of IAS 32, IAS 39 and IFRS 4 which apply with effect from April 1, 2005).
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

SELECTED CONSOLIDATED FINANCIAL DATA
Table 1

	At and for the Financial Year Ended March 31,

			2006	2005
	2007(1)	2007	Restated*	Restated*

	U.S.$m
		(in € millions, except per unit
		amounts and percentages)
Income Statement Data
Amounts in accordance with IFRS:
Interest income	11,001	8,137	5,954	4,263
Interest expense	(7,274)	(5,380)	(3,647)	(2,332)
Net interest income	3,727	2,757	2,307	1,931
Insurance net premium income	2,958	2,188	1,298	1,791
Fees and commissions income	1,214	898	912	1,163
Fees and commissions expense	(216)	(160)	(170)	(263)
Net trading (expense)/income	(95)	(70)	30	66
Life assurance investment income and gains	334	247	599	672
Other operating income	269	199	116	98
Profit on disposal of business activities	329	243	176	11
Profit on sale of property	118	87	—	—
Total Operating Income	8,638	6,389	5,268	5,469
Increase in insurance contract liabilities and claims paid	(2,992)	(2,213)	(1,666)	(2,222)
Total Operating Income, net of Insurance Claims	5,646	4,176	3,602	3,247
Total Operating expenses	(2,919)	(2,159)	(2,020)	(2,051)
Impairment losses	(139)	(103)	(103)	21
Share of profit of associated undertakings and joint ventures	59	44	45	30
Profit before taxation	2,647	1,958	1,524	1,247
Taxation	(413)	(306)	(303)	(256)
Profit for the period	2,234	1,652	1,221	991
Profit attributable to minority interests	1	1	(9)	(1)
Profit attributable to stockholders	2,233	1,651	1,230	992
Per Unit of Ordinary Stock
Earnings per unit of €0.64 ordinary stock	232.8c	172.2c	128.5c	104.4c
Diluted earnings per unit of €0.64 ordinary stock	231.2c	171.0c	127.6c	103.6c
Dividends(2)	81.7c	60.4c	52.5c	45.6c
Number of shares used in EPS calculation (in millions)	950	950	947	942
Number of shares used in Diluted EPS calculation (in millions)	957	957	954	950
Balance Sheet Data
Amounts in accordance with IFRS:
Total assets	255,275	188,813	162,212	127,690
Loans and advances to customers (net of impairment for losses on loans and advances)	169,065	125,048	101,246	79,836
Loans and advances to banks	9,748	7,210	12,188	9,496
Impairment losses on loans and advances	(579)	(428)	(359)	(319)
Available-for-sale financial assets	45,223	33,449	28,205	—
Debt securities	—	—	—	22,711
Deposits by banks	27,588	20,405	32,312	20,865
Customer accounts	97,719	72,277	61,710	60,185
Debt securities in issue	80,475	59,523	36,814	21,217
Subordinated liabilities	10,556	7,808	6,493	4,086
Minority interests	46	34	45	135
Share capital	896	663	663	663
Share premium account	1,042	771	767	767
Retained profit	6,317	4,672	3,188	2,334
Other reserves	1,224	905	803	629
Own shares held for the benefit of life assurance policyholders	(388)	(287)	(235)	(206)
Stockholders’ equity	9,091	6,724	5,186	4,187

*	Restated for change in accounting policy — see page F-26.

Table 2

	At and for the Financial Year Ended March 31,

			2006	2005	2004	2003
	2007(1)	2007	Restated(11)	Restated(11)	Restated(11)	Restated(11)

	U.S.$m	(in € millions, except per unit amounts and percentages)
Amounts in accordance with U.S. GAAP: (11)
Net income attributable to holders of ordinary stock	2,238	1,655	743	758	896	1,148
Net income from continuing operations	1,912	1,414	707	725	869	1,123
Net income per unit of ordinary stock
Basic	235.5c	174.2c	78.5c	80.5c	93.2c	115.8c
Basic from continuing operations	201.2c	148.8c	74.7c	77.0c	90.4c	113.3c
Diluted	233.8c	172.9c	77.9c	79.8c	92.6c	114.7c
Diluted from continuing operations	199.8c	147.8c	74.1c	76.3c	89.8c	112.2c
Stockholders’ equity	7,678	5,679	4,822	4,641	4,476	4,218
Total assets	269,602	199,410	161,548	127,458	108,326	91,369
Table 3

	At and for the
	Financial Year Ended
	March 31,

		2006	2005
	2007	Restated*	Restated*

	(in percentages)
Other Financial Data
Return on average total assets(3)	0.9	0.8	0.8
Return on average stockholders’ equity(4)	26.9	25.7	22.4
Net interest margin(5)	1.8	1.8	2.0
Cost/income ratio(6)	51	55	63
Impairment losses to total loans	0.3	0.4	0.4
Provisions for impairment losses to average total loans(7)	0.1	0.1	0.0
Tier 1 capital ratio(8)	8.2	7.5	7.9
Total capital ratio(8)	11.8	11.4	10.9
Stockholders’ equity to assets(9)	3.6	3.2	3.3
Dividend payout ratio(10)	32	37	41

*	Restated for change in accounting policy — see page F-26.

(1)	Translated solely for convenience into dollars at €1.00 = U.S.$1.3520, the Noon Buying Rate on June 29, 2007.

(2)	See Item 8 “Financial Information — Dividend Policy” for details of dividends per unit of Ordinary Stock in dollars.

(3)	Return on average total assets represents profit attributable to the ordinary stockholders as a percentage of average total assets. The calculation of the average balances for all years includes daily, weekly or monthly averages for certain reporting units. See Item 5 “Operating & Financial Review and Prospects — Average Balance Sheet and Interest Rates”. The Group considers these average balances to be representative of the operations of the Group.

(4)	Return on average stockholders’ equity represents profit attributable to the ordinary stockholders as a percentage of average stockholders’ funds, excluding minority interests.

(5)	Net interest margin represents net interest income as a percentage of average interest earning assets.

(6)	The cost/income ratio is determined by dividing the total expenses including goodwill impairment of the Group by the total income of the Group including income from associated undertakings and joint ventures.

(7)	Provision for impairment losses to average loans is calculated by dividing the annual impairment losses by average loans to customers.

(8)	The target standard risk-asset ratio set by the Basel Committee is 8%, of which the Tier 1 element must be at least 4%. The minimum risk-asset ratio is set by Financial Regulator and satisfies capital adequacy requirements of the European Union. The ratio given for 2005 is at April 1, 2005.

(9)	Stockholders’ equity excludes minority interests.

(10)	Dividend payout ratio is calculated by dividing the annual equity dividend paid by profit attributable to ordinary stockholders.

(11)	Certain U.S. GAAP information has been restated in the previously reported U.S. GAAP reconciliation as a result of the change in accounting policy set out in footnote (1) on page F-121.

	2006	2005	2004	2003

	€m	€m	€m	€m
U.S. GAAP Net income	803	814	912	1,114
Treasury shares	(75)	(63)	(16)	34
Effective interest rate	(21)	7	—	—
Fair value option	36	—	—	—

Adjusted net income under U.S. GAAP	743	758	896	1,148

Total Stockholders funds under U.S. GAAP as previously reported	4,976	4,730	4,499	4,235
Treasury Shares	(142)	(90)	(48)	(42)
Effective interest rate	(37)	(24)	—	—
Property	25	25	25	25

Adjusted stockholders equity under U.S. GAAP	4,822	4,641	4,476	4,218

RISK FACTORS
      Set out below is a discussion of certain factors, which could affect the Group’s future results and financial position and cause them to be materially different. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties because there may be risks and uncertainties of which the Group is not aware or which the Group now does not consider significant but which in the future may be of greater significance.
Risks concerning borrower credit quality and general economic conditions are inherent in the Group’s business.
      Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group’s businesses. Adverse changes in the credit quality of the Group’s borrowers and counterparties or a general deterioration in Irish, UK or global economic conditions, or arising from systemic risks in the financial systems, could reduce the recoverability and value of the Group’s assets and require an increase in the Group’s level of allowances for losses on loans and advances. An adverse change in economic conditions, particularly in Ireland, could also adversely affect the level of banking activity and the Group’s interest and other income.
Market risks associated with fluctuations in short- and long-term interest rates and foreign exchange rates are inherent in the Group’s business.
      Interest rates and interest-rate spreads are the most significant market factors to which the Group’s earnings are exposed. In addition, earnings and the value of Group net worth can be exposed to changes in foreign exchange rates, particularly the euro-sterling rate. Changes in the general level of interest rates can affect the net interest rate margin realised between lending and borrowing costs and can also affect earnings attributable to free funds (net non-interest bearing liabilities). It is Group policy to invest its free funds, passively, in a portfolio of fixed rate assets with an average life of four years. Changes in currency rates, particularly in the euro-sterling exchange rate and, to a much lesser extent, the euro-dollar rate, can affect the value of assets and liabilities denominated in foreign currencies, the Group’s capital ratios and earnings reported by the Group’s non-euro denominated business. The Group has implemented risk management methods to mitigate and control the impact of exchange-rate movements on its capital ratios. The Group does not ordinarily seek to mitigate the impact of exchange rates on reported earnings. See Item 11 “Quantitative and Qualitative Disclosures about Market Risk — Risk Management and Control” for a discussion of these risks.
Operational risks are inherent in the Group’s business.
      The Group’s business depends on the ability to process a large number of transactions efficiently and accurately. Losses can result from inadequate or failed internal control processes, and systems, human error, fraud or from external events that interrupt normal business operations. Although the Group has implemented risk controls and loss mitigation actions and substantial resources are dedicated to developing efficient procedures and training of staff, it is only possible to be reasonably, but not absolutely certain that such procedures will be effective. See Item 11 “Quantitative and Qualitative Disclosures about Market Risk — Risk Management and Control — Operational Risk”.
The Group’s businesses are subject to substantial legal, regulatory and governmental requirements and oversight.
      The Group is subject to financial services laws, regulations, administrative actions and policies in each location in which the Group operates. Changes in supervision and regulation, in particular in Ireland and the UK, could materially affect the Group’s business, the products and services offered or the value of assets. The nature and impact of these changes are unpredictable and outside the control of the Group. In recent times there have been significant regulatory changes in Ireland, the UK and the U.S., which have resulted in increased compliance responsibilities. In the past year in particular there has been a marked increase in the cost and resources required to manage these changes (in particular once-off costs relates to Sarbanes-Oxley 404 compliance) across different jurisdictions and the Group has a number of separate projects underway related to these changes.
Risks associated with strategic decisions regarding organic growth, the competitive environment and potential acquisitions are inherent in the Group’s business.
      The Group devotes substantial management and planning resources developing strategic plans for organic growth and identifying possible acquisitions. If the outcome of these plans does not match expectations, the Group’s earnings may not develop as forecasted. In addition, the market for financial services within which the Group operates is highly competitive; the Group’s ability to generate an appropriate return for its shareholders depends significantly upon management’s response to the competitive environment. See Item 4 ”Information on the Company — Business Overview” for additional information.
The Group’s insurance businesses are subject to inherent risk regarding claims provisions.
      Claims in the Group’s life assurance businesses may be higher than expected as a result of changing trends in general demographics, including changes in mortality rates, critical illness rates, morbidity rates and other factors outside the Group’s control. Such changes could affect the profitability of current and future insurance products and services.
Item 4  INFORMATION ON THE COMPANY
GENERAL
      The Governor and Company of the Bank of Ireland was established as a chartered corporation by an Act of the Irish Parliament of 1781/2 and by a Royal Charter of King George III in 1783. The Bank of Ireland Group is one of the largest financial services groups in Ireland with total assets of €189 billion at March 31, 2007. The address of the principal executive offices is Lower Baggot Street, Dublin 2 (Telephone +353-1-6615933).
      The Group provides an extensive range of banking and other financial services. All of these services are provided by the Group in Ireland, but not all are currently offered in the United Kingdom.
      The Group has a network of retail branches in Ireland and the United Kingdom. Its international business has centres in Dublin, London and the U.S. and includes branches in Paris, Frankfurt and Connecticut.
      The Group provides fund management services through the Asset Management business and, in addition to its commercial banking business, the Group has an instalment finance business, operated through its business unit, Bank of Ireland Finance. Other subsidiaries include Bank of Ireland Life Holdings plc, a life assurance and pensions company in Ireland, ICS Building Society, a home mortgage business in Ireland, and Bank of Ireland Home Mortgages Limited (“BIM”).
PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES
Acquisitions
      The principal acquisitions in the three years to March 31, 2007 consist of the following:
Guggenheim Advisors
      On December 20, 2005 Bank of Ireland announced its intention to acquire a 71.5% interest in Guggenheim Advisors from Guggenheim Partners. The transaction closed on January 31, 2006. The final cash consideration for the transaction was dependent on the performance of the business to April 1, 2006 and August 1, 2006 and amounted to U.S. $148 million. Guggenheim Advisors management and Guggenheim Partners both retain holdings in the company and these holdings are subject to put and call arrangements in the medium term on an agreed basis. These options if exercised are required to be settled in stock in the Bank. In accordance with the Group’s accounting policy in respect of transactions of this nature with minority shareholdings no liability has been recognised for these options.

Paul Capital Investments LLC
      On June 20, 2006 the Group and Paul Capital Partners, a leading U.S. private equity specialist, announced the establishment of a joint venture called Paul Capital Top Tier Investments LLC (subsequently renamed Paul Capital Investments (“PCI”)) to provide private equity fund of funds products and advisory services to institutional and other investors worldwide. The Group paid U.S $25 million in cash for a 50% share in PCI and may increase its shareholding up to 70% no earlier than 2008 on a pre-agreed basis. Assets under management at PCI were U.S. $1.1 billion at June 20, 2006.
Burdale Financial Holdings Limited
      On January 5, 2005, Bank of Ireland announced that its wholly owned subsidiary BOI UK Holdings Limited acquired a 100% interest in Burdale Financial Holdings Limited for a consideration of Stg£49 million (€70 million).
Divestitures
      The principal capital divestitures in the last three years to March 31, 2007 consist of the following:
Davy Stockbrokers
      On October 31, 2006 the Group completed the sale of its 90.444% equity stake in J&E Holdings Limited (“Davy Stockbrokers”) to the management and staff of Davy for a consideration of €316.55 million. This values the overall business at €350 million. The profit on disposal after tax was €229 million and is reflected in the Group’s results for the year ended 31 March 2007.
Enterprise Finance Europe GmbH
      On April 21, 2006 the Group completed the sale of Enterprise Finance Europe GmbH for a consideration of €10.5 million resulting in a profit on disposal of €7.8 million.
Bristol & West Branch Network
      The Group concluded the sale of the Bristol & West branch network to Britannia Building Society on September 21, 2005 for a pre-tax gain of Stg£124 million.
EuroConex Technologies Limited
      Profit of €31 million on the sale of the Group’s 50% shareholding in EuroConex Technologies Limited to Nova EuroConex Holdings BV a subsidiary of U.S. Bancorp, on June 29, 2004.
Chase de Vere Financial Solutions plc and Moneyextra Mortgages Limited
      On March 18, 2005, the Group completed the sale of Chase de Vere Financial Solutions plc and Moneyextra Mortgages Limited to AWD plc, part of AWD Holdings AG. The sale proceeds were €28.4 million (£19.4 million), which after charging for certain costs and provisions associated with the disposal, has resulted in a net loss on disposal of €20.0 million (Stg£13.7 million).
RECENT DEVELOPMENTS
None
BUSINESS OVERVIEW
      The Group provides a broad range of financial services in Ireland to all major sectors of the Irish economy. These include checking and deposit services, overdrafts, term loans, mortgages, business and corporate lending, international asset financing, leasing, instalment credit, debt factoring, foreign exchange facilities, interest and exchange rate hedging instruments, executor, trustee, life assurance and pension and investment fund manage-

ment, fund administration and custodial services and financial advisory services, including mergers and acquisitions and underwriting. The Group provides services in euro and other currencies.
      The Group markets and sells its products on a domestic basis through its extensive nationwide distribution network in Ireland, which consisted of 251 full-time branches and 1,144 ATMs at March 31, 2007, its direct telephone banking service, direct sales forces and its on-line services.
      In the United Kingdom the Group operates mainly through a grouping of businesses referred to as UK Financial Services, whose functional currency is sterling. This grouping consists of the mortgage business operating under both Bristol & West and Bank of Ireland brands, the retail branch network in Northern Ireland, the business bank which has offices across the UK and our consumer financial services joint ventures with the Post Office. The UK Financial Services division provides lending, savings, insurance and investment products to commercial and retail customers.
      Operations in the rest of the world are undertaken by:

•	Corporate Banking, which is engaged in international lending, with offices located in the UK, Paris, Frankfurt and the U.S.;

•	Global Markets, which is responsible for managing the Group’s liquidity and funding requirements, has offices in the U.S. and the UK;

•	Bank of Ireland Asset Management, which provides investment management services to institutions and pension funds in the UK, the U.S., Australia, Canada and Japan;

•	Iridian Asset Management which provides investment management services to U.S. institutional clients primarily in the foundation, endowment and corporate sectors;

•	Guggenheim Advisors which provides fund of hedge funds investment services to U.S. institutional and high net worth clients and;

•	Paul Capital Investments (a joint venture with Paul Capital Partners) which provides private equity investment and advisory services to institutional investors worldwide.
STRATEGY
      The strategy of the Group is based on:

•	maximising the return from our leading position in the Irish market;

•	substantially reshaping and growing our business in the UK; and

•	developing our portfolio of international, niche skill-based businesses.
      In relation to these components:

•	We compete from a position of strength in our core market: we have a leading distribution platform; broad product offering; a relentless focus on customer service; and highly committed employees. Collectively, these translate into a sustainable competitive advantage and provide us with the capability to drive further growth in a competitive marketplace.

•	In the UK, we have successfully restructured our businesses and now have a clear focus on three areas with significant growth potential: business banking (which includes Northern Ireland), mortgages and consumer financial services. In business banking, we have delivered very strong loan and resource growth, in mortgages we continue to build our specialist lending portfolios and in consumer financial services, we continue to build on our successful relationship with the UK Post Office.

•	In Capital Markets, we continue our corporate banking geographic expansion to the UK, the U.S. and Continental Europe. Our Global Markets business enjoyed strong growth in customer income, while our asset management business has made progress in its turnaround phase.

      To realise the full potential of this growth and expansion strategy, we announced, in 2005, the implementation of a significant Strategic Transformation Programme designed to reduce our costs and deliver a consolidated operating model. This will be achieved by transforming our support services and retail manufacturing infrastructure and will ensure we have the efficiency and flexibility to enhance our competitiveness and to capitalise on growth opportunities.
      We set a cumulative annualised savings target of €120 million to be achieved by March 2009. In the year ended March 31, 2007, we delivered cumulative cost savings since 2005 of €95 million against a target of €75 million. We expect to achieve annualised cost savings of €140 million by March 2008 and expect to complete the Strategic Transformation Programme at that date, one year ahead of schedule. This programme has fundamentally changed and strengthened our business providing us with an efficient platform to drive sustainable profitable growth. The central elements of this programme  — efficiency, capability and scalability — are being embedded in the culture of Bank of Ireland.
      A significant contributor to our efficiency gains has been the introduction of our new business model through which we have:

•	Consolidated and standardised similar activities into a single manufacturing function now employing in excess of 4,500 staff. The consolidated activities include credit operations, contact centres, payments, IT and banking services; and

•	Consolidated support functions into single Group-wide centres of excellence. The consolidated support functions activities includes human resource management, finance, legal services and corporate communications.
      A key enabler in this process has been the outsourcing of a number of activities including facilities management, procurement and learning.
      Based on the progress we have made and positive economic indicators in our main markets the Group believes there is significant potential for further enhanced growth, in particular the opportunity for accelerated growth from our international businesses as a result of our ongoing investment.
      To maximise this potential we have set out a number of strategic priorities for the Group including:

•	To drive further growth from our leading Irish franchise;

•	To significantly reposition the geographic earnings profile of the Group increasing the profit contribution from our international businesses.

•	Grow the United Kingdom as our second core market;

•	Drive significant international expansion in our niche skill-based businesses with a particular U.S. focus;

•	Maximise efficiency from our new business model.
      The Group believes that the achievement of its strategy is supported by an excellent credit culture, a commitment to the highest standards of corporate governance and behaviour, and a focus on the development of the management and people skills that are essential to progress in the modern financial services environment.
CORPORATE STRUCTURE
      The Group organises its businesses into Retail Republic of Ireland, Bank of Ireland Life, Capital Markets, UK Financial Services and Group Centre. The Group’s operations extend geographically throughout Ireland, the United Kingdom, Europe and the U.S. The Segmental Analysis note is shown in Note 1 to the Consolidated Financial Statements, on pages F-34 to F-37 and outlines a detailed analysis of profit contributions by both geographic segments and by business classes.

Retail Republic of Ireland
      Retail Republic of Ireland includes all the Group’s branch operations in the Republic of Ireland. The branches offer a wide range of financial products and services in addition to the deposit, lending, checking account and other money transmission services traditionally offered by banks. It also includes Bank of Ireland Mortgage Bank, ICS Building Society (”ICS”), Private Banking, instalment credit and leasing business, credit card operations, commercial finance/factoring businesses, the domestic and U.S. foreign exchange operations of First Rate Enterprises and a direct telephone banking unit.
      As at March 31, 2007, Branch Banking Republic operated 251 full-time branches. A full range of banking services is provided to all major sectors of the Irish economy including small and medium-sized commercial and industrial companies. Branches provide checking accounts, demand and term deposit accounts, overdrafts, term loans and home loans as well as customary money transmission and foreign exchange services. Also available through branches are credit cards and assurance and investment products, as well as loan and deposit products of other Group businesses.
      With effect from July 5, 2004 The Governor and Company of the Bank of Ireland transferred its Irish residential mortgage business and substantially all of its Irish residential mortgage loans and their related security to Bank of Ireland Mortgage Bank, trading as Bank of Ireland Mortgages. The Bank’s principal activities are the issuance of Irish residential mortgages and Mortgage Covered Securities in accordance with the Asset Covered Securities Act, 2001. Such loans may be made directly by the bank or may be purchased from Bank of Ireland and other members of the Group or third parties. As at March 31, 2007, the total amount of principal outstanding in respect of mortgage covered securities issued was €6.4 billion. At the same date the total value of the mortgage covered pool, including mortgage assets and cash, securing the mortgage covered securities was €7.2 billion.
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
      Bank of Ireland Private Banking provides wealth management solutions to high net worth individuals in Ireland. It offers a complete private banking service utilizing an extensive range of investment, fiduciary and banking products.
      Bank of Ireland Finance provides instalment credit and leasing facilities. Its products are marketed to the personal, commercial and agricultural sectors by a direct sales force, through the Bank’s branches and by intermediaries such as dealers, brokers, retailers and professionals with whom it has established relationships. Its products include secured instalment credit, leasing and insurance premium finance. It also provides current asset financing through invoice discounting, factoring, export credit finance and stock purchasing. Bank of Ireland Finance provides asset finance in Britain through Bank of Ireland Business Finance Ltd.
      Card Services is responsible for the Group’s credit card activities in the Republic of Ireland and in the United Kingdom. It provides MasterCard, VISA and American Express cards and is supported by Bank branches in marketing its services. It provides credit card service in Britain through the UK Post Office network.
      First Rate Enterprises specialises in the provision of foreign exchange services. In Ireland, it operates through offices located in key tourist locations and through a network of approximately 400 agencies located in 400 hotels, shops and tourist sites. First Rate Enterprises also supplies foreign currency notes and travellers cheques to the Bank of Ireland branch network. In the U.S., Foreign Currency Exchange Corp. provides a broad range of foreign currency related products and services to local and regional banks, the hospitality industry and through corporate owned and operated retail outlets.
      Banking 365, a direct selling operation, offers personal loan facilities by telephone, outside as well as during normal business hours and it also operates a call centre, which deals with customer queries and processes transactions.

Bank of Ireland Life
      The Group operates in the life and pensions market in Ireland through Bank of Ireland Life. Bank of Ireland Life offers life assurance, protection, pensions and investment products to Bank of Ireland Group customers in Ireland through the extensive branch banking network. The company also operates in the independent intermediary market and through a direct sales force.
Capital Markets
      In September 2006, Bank of Ireland announced the formation of a Capital Markets Division incorporating the existing Wholesale Financial Services and Asset Management Services. This new structure provides strategic coherence for a number of the main growth businesses in the Group and reflects the objective of growing the Bank’s skill-based businesses internationally. The principal constituents of this division are Corporate Banking, Global Markets, Asset Management Services and IBI Corporate Finance.
      Corporate Banking provides integrated relationship banking services to a significant number of the major Irish corporations, financial institutions and multi-national corporations operating in or out of Ireland. The range of lending products provided includes, but is not limited to, overdraft and short-term loan facilities, term loans, project financing, structured finance and leasing. Corporate Banking is also engaged in international lending, with offices located in the UK, France, Germany and the U.S. Its international lending business includes acquisition finance, global project finance, investment grade lending and other asset based financing, principally in the UK, Continental Europe and the U.S.
      Global Markets is responsible for managing the Group’s liquidity and funding requirements, while also managing the Group’s interest rate and foreign exchange risks. Global Markets trades in a range of market instruments on behalf of the Group itself and the Group’s customers. The trading activities include, but are not limited to, dealing in foreign exchange spot and forward contracts, inter-bank deposits and loans, financial futures, bonds, swaps and forward rate agreements and equity tracker products. Global Markets is also represented overseas in the UK and the U.S.
      Asset Management Services provides comprehensive investment management, custody and administration services to investors globally. It is comprised of Bank of Ireland Asset Management, Bank of Ireland Securities Services, and the Group’s interests in Iridian Asset Management, Guggenheim Advisors and Paul Capital Investments.
      IBI Corporate Finance provides independent financial advice to public and private companies on take-overs, mergers and acquisitions, disposals and restructurings, in addition to fund raising, public flotation’s and stock exchange listings.
UK Financial Services
      UK Financial Services (“UKFS”) brings together all of the Group’s significant activities in the sterling area. The UKFS structure facilitates the operation of business units by customer segments and needs rather than by traditional brand considerations. The Group believes that the combination of businesses in UKFS provides attractive opportunities for growth within the UK Financial Services marketplace.
      Personal Lending UK provides standard and non-standard residential mortgages and motor finance products, operating through broker and intermediary channels. The mortgage business products are delivered via both Bristol & West and its principal subsidiary, Bank of Ireland Home Mortgages.
      On September 21, 2005 Bank of Ireland sold its Bristol & West branch network and associated deposit base to Britannia Building Society which resulted in a pre-tax gain of Stg£124 million.
      Bank of Ireland retains the Bristol & West brand and all other parts of the Bristol & West business.
      Business Banking UK operates as both a retail and business bank in Northern Ireland and as a business bank only in Great Britain. The retail business in Northern Ireland has a branch network and offers deposit, lending, checking account and other money transmission services traditionally offered by banks. The business banking unit provides mainly loan facilities to medium to large corporate clients while also providing international banking, treasury, current asset financing, leasing and electronic banking services. Offshore deposit taking services are offered through the Isle of Man and Guernsey operations.
      Post Office Financial Services sells banking and insurance products directly and through the UK Post Office branch network. The banking products offered include instant access savings accounts, personal loans and credit cards. The principal insurance products are car and home insurance.
      First Rate Exchange Services provides personal foreign exchange services through the UK Post Office branch network.
Group Centre
      Group Centre mainly includes earnings on surplus capital, and unallocated central overheads.
MATERIAL SUBSIDIARIES
      The principal group undertakings at March 31, 2007 were:

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
      All the Group undertakings are included in the Consolidated Financial Statements. The Group owns 100% of the equity of the principal group undertakings and 100% of the voting shares of all these undertakings and, in the case of ICS Building Society, 100% of the investment shares.
DESCRIPTION OF PROPERTY
      At March 31, 2007, the Bank operated 295 full-time retail bank branches of which 251 were in Ireland and 44 in Northern Ireland. There are no full service retail bank branches in Britain. Operations in the rest of the world are undertaken by Bank of Ireland Asset Management through offices located in the U.S., the UK, Australia, Canada and Japan, Corporate Banking through offices located in the UK, France, Germany and the U.S., and Global Markets through offices located in the UK and the U.S. These premises are owned directly by the Group or held under commercial leases. The premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for the Group’s current and anticipated operations. Full details of acquisitions and disposals during the year are given in Note 22 to the Consolidated Financial Statements under the heading “Property, Plant and Equipment”.
      The Bank of Ireland Group headquarters, located at Lower Baggot Street, Dublin, Ireland, comprise a complex of three buildings constructed in the 1970s having approximately 20,439 square metres (220,000 square feet) of net floor space, which the Bank leases on commercial terms. The Group also occupies approximately 51,190 square metres (551,000 square feet) of net floor space for central functions in Dublin, in addition to the offices and administrative buildings of New Ireland Assurance Company plc and the multi-occupied property at 40 Mespil Road referred to below.

      The Bank occupies approximately 24,340 square metres (262,000 square feet) of net floor space in the UK for business centres and administrative support functions. The majority of these premises are held on individual leases with different expiry dates.
      Bristol & West’s head office is located at Temple Quay, Bristol, England. Bristol & West’s administrative buildings in the UK occupy approximately 18,859 square metres (203,000 square feet) of net floor space.
      The head office of New Ireland Assurance Company plc, trading as Bank of Ireland Life, is located at 9/12 Dawson Street, Dublin, Ireland. The head office and administrative buildings occupy approximately 5,413 square metres (58,270 square feet) of net floor space. New Ireland Assurance Company plc has also a network of 12 operational branches.
      Bank of Ireland Asset Management along with other Group units including Bank of Ireland Private Banking, Bank of Ireland Business Banking, Bank of Ireland Group Legal Services and IBI Corporate Finance occupies approximately 9,400 square metres (101,181 square feet) of net floor space in 40 Mespil Road, Dublin 4, Ireland, held on a commercial lease, which expires in June 2028.
      In October 2006, the Bank sold 36 high profile branches in key locations in Dublin, Cork, Limerick, Galway and provincial towns to a combination of institutional and individual investors and private syndicates for an aggregate consideration of €237 million. The branches were leased back from the purchasers for a 25 year period, with an annual rental commitment of €8 million.
      In April 2007 a further 31 properties were placed on the market on a sale and leaseback basis, and these properties now have an expected aggregate consideration of €105 million.
COMPETITION
      The Bank of Ireland Group faces strong competition in all of its major markets. Other financial services groups, including local banks and domestic and foreign financial services companies, compete for business in these markets.
Ireland and Northern Ireland
      The Group provides a full range of banking services in Ireland and Northern Ireland and is subject to strong competition from various types of institutions in the financial services sector. The Group’s main competitors across the full range of banking activities are other banks, in particular Allied Irish Banks plc, Ulster Bank Ltd and HBOS plc (in both Ireland and Northern Ireland), National Irish Bank Ltd (in Ireland), Northern Bank Ltd (in Northern Ireland) and Irish Life and Permanent plc (in Ireland).
      Allied Irish Banks plc (which trades as First Trust Bank in Northern Ireland) and Irish Life and Permanent plc have their head offices in Dublin. Ulster Bank Ltd is a subsidiary of The Royal Bank of Scotland Group plc and Northern Bank Ltd and National Irish Bank Ltd are subsidiaries of Danske Bank A/S.
      The Group also competes in the corporate and investment banking services areas with a range of other domestic and foreign banks. There is also competition from the building societies, the Irish Post Office, which has recently entered into a joint venture with Fortis Bank, credit unions and national savings organizations in both Ireland and Northern Ireland.
      The general competitive environment in Ireland is subject to the operation of the Competition Act, 2002 (as amended), and in the UK (including Northern Ireland) the Competition Act 1998, both of which are modelled closely on Articles 81 and 82 of the EC Treaty, and EC Directive 89/646 of 15 December 1989 (as amended, known as the “Second Banking Coordination Directive”), which permits in Ireland and the UK (including Northern Ireland) the establishment of branches and the provision of cross border services by banks headquartered elsewhere in the European Union.

Great Britain
      The Bank of Ireland Group’s operations in Great Britain focus on specific business niches, in particular business banking, mortgage lending and retail financial services (the latter through a joint venture with the UK Post Office). Great Britain has a very highly competitive and sophisticated financial market with over 500 licensed banking institutions with extensive retail networks. In addition, there are approximately 80 building societies, and the major insurance companies, which also operate nationwide branch networks.
      In Great Britain, the Group’s principal competitors include, in addition to building societies, other providers of personal and commercial financial services, such as banks and insurance companies. Each of these types of financial service providers has expanded the range of services offered in recent years.
Inquiries
      On May 26, 2005, the Office of Fair Trading (“OFT”) in the UK announced that it had referred the market for personal current account (“PCA”) banking services in Northern Ireland to the Competition Commission (“CC”) for further investigation, under section 131 of the Enterprise Act, 2002.
      The CC invited evidence from all interested parties and published an “Emerging Thinking Document” (together with related working papers) on April 28, 2006 on the basis of the evidence examined to that date by the CC. The CC invited comments both on the Emerging Thinking Document and on the working papers from all interested parties. The Bank provided its response to the CC on May 19, 2006. Further information was sought by the CC and its “Provisional Findings Report” was published on October 20, 2006. In addition, provisional decisions on remedies were published on March 6, 2007. The Bank responded to both of these documents, as well as to a Final Report which was issued on May 15, 2007. Further information is available from www.competition-commission.org.uk.
      Amongst the CC’s other current inquiries are investigations into Payment Protection Insurance and Home Credit. Further details are available on the CC’s website, www.competition-commission.org.uk.
      The OFT also investigates issues in the UK from competition, consumer protection and other perspectives. On March 29, 2007 it announced an investigation of retail bank pricing in the UK. Details of this and other OFT investigations are available on the OFT’s website, www.oft.gov.uk.
      The EU Commission announced on June 13, 2005 that it had decided to commence two sector inquiries under Article 17 of Council Regulation (EC) No 1/2003 in the financial services sector relating to:

•	Retail Banking; and

•	Business insurance.
      These inquiries have been carried out in close co-operation with credit institutions, financial institutions, other institutions providing retail banking services and products, including providers of payment services, as well as providers of infrastructure and upstream services, insurance companies, financial services intermediaries, users of financial services, including consumer organisations, where appropriate, industry associations, governments and national competition authorities. The EU Commission addressed questionnaires to interested parties and published Interim Report I on Payment Cards on April 12, 2006 and Interim Report II on Current Accounts and Related Services on July 17, 2006. The Commission published its Final Report on Retail Banking on January 31, 2007. Further information is available from http://ec.europa.eu/comm/competition/antitrust/ others/sector  inquiries/ financial — services/.
SUPERVISION AND REGULATION
IRELAND
      In respect of banking operations in Ireland, the provisions of the Central Bank Acts, 1942 to 2001, the Central Bank and Financial Services Authority of Ireland Act, 2003, the Central Bank and Financial Services Authority of Ireland Act 2004, the European Communities (Consolidated Supervision of Credit Institutions) Regulations, 1992 (as amended) (the 1992 Consolidated Supervision Regulations) and the European Communi-

ties (Licensing and Supervision of Credit Institutions) Regulations 1992, as amended (the 1992 Licensing Regulations) apply to the Group.
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
      The Bank of International Settlements Accords (Basel I and II) capital adequacy standards as adopted at EU level under the EU Own Funds/ Solvency Ratio/ Capital Requirements Directives form part of Irish banking law. Regulatory capital, which is required to be held by an Irish bank to cover credit risks, comprises Tier 1 (original own funds) and Tier 2 (additional own funds) capital. In the case of certain risks associated with an Irish bank’s trading book and foreign currency exchange risk, regulatory capital also includes Tier 3 (ancillary own funds) capital. Although a minimum solvency ratio of 8 per cent. applies to Irish licensed banks, in practice the Financial Regulator generally requires Irish licensed banks to have a higher minimum solvency ratio to be determined on a case-by-case basis.
      In Ireland, the Financial Regulator sets the requirements for liquidity for Irish licensed banks and, as a general rule, requires a minimum ratio of liquid assets to total borrowings of 25 per cent. The liquid assets must be of a kind acceptable to the Financial Regulator. In June 2006, the Financial Regulator published revised liquidity requirements that require Irish licensed banks to move to a maturity mismatch approach for reporting of regulatory liquidity. This will require Irish credit institutions to ensure that for defined timebands cash inflows cover a stipulated percentage of cash outflows. The new requirement has been introduced in parallel with the existing system during the period from January to July 2007 and will replace the current minimum ratio from July 2007. The Group is currently implementing the new requirements.
      The Central Bank and Financial Services Authority of Ireland Act, 2003 brings under one supervisory umbrella all of the financial services activities in Ireland. The Financial Regulator is a constituent part of the Central Bank and Financial Services Authority of Ireland (the “Authority”) but has no responsibility either for contributing to the stability of the financial system or promoting the efficient and effective operating of payment and settlement systems (the responsibility of the Authority) or for holding and managing the foreign reserves of Ireland, promoting the efficient and effective operations of settlement systems or for the performance of functions imposed on the Authority under the Rome Treaty or the European System of Central Banks Statute (the sole responsibility of the Governor of the Authority). By contrast, the Financial Regulator is entrusted with the supervisory activities of the former Central Bank of Ireland. Two particular features of the Central Bank and Financial Services Authority of Ireland Act, 2003 should be noted. First, it established as a separate function the Office of the Consumer Director with particular responsibility for the administration of the Consumer Credit Act, 1995 and the consumer protection provisions of other supervisory enactments. The Consumer Credit Act had been administered by a separate office, the Director of Consumer Affairs, since that Act’s implementation on May 13, 1996. Second, it established the Irish Financial Services Appeal Tribunal, which will hear and determine appeals under any of the designated enactments or statutory instruments referred to above that have the effect of imposing a sanction or liability on any person. The provisions relating to the Irish Financial Services Appeal Tribunal became effective on August 1, 2004.

      All Irish licensed banks are obliged to draw up and publish their annual accounts in accordance with the European Communities (Credit Institutions: Accounts) Regulations, 1992 (as amended by the European Community (Credit Institutions) (Fair Value Accountancy) Regulations 2004. As a listed entity Bank of Ireland is required to prepare its financial statements in accordance with IFRS and with those parts of the Companies Acts 1963 to 2006 applicable to companies reporting under IFRS and Article 4 of the EU Council Regulation 1606/2002 of July 19, 2002.
      Subject to the provisions of the 1992 Licensing Regulations relating to mutual recognition of credit institutions authorised elsewhere in the EU, the Central Bank Act, 1971 (as amended) (the “1971 Act”) restricts the carrying-on of banking business in Ireland to holders of licenses granted under the 1971 Act. The 1971 Act stipulates that license holders must maintain a minimum deposit with the Authority. The Financial Regulator has a qualified discretion to grant or refuse a license and may attach conditions to any licenses granted. Bank of Ireland holds a license granted under the 1971 Act with one condition attached — that Bank of Ireland must notify the Financial Regulator of its intention to close any branch in Ireland. The Financial Regulator, after consultation with the Minister for Finance, may revoke a license under certain circumstances specified in the 1971 Act.
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
      The Financial Regulator may also prescribe ratios to be maintained between, and requirements as to the composition of, the assets and liabilities of licensed banks and to make regulations for the prudent and orderly conduct of banking business of such banks. The 1992 Licensing Regulations set forth minimum start-up and ongoing capital requirements for banks licensed by the Financial Regulator and require applicants for a license to notify the Financial Regulator of the identity of certain shareholders and the size of their holdings in the applicant. The Financial Regulator also sets requirements and standards from time to time for the assessment of applications for licenses. The most recent requirements and standards were published initially in the Quarterly Review of the Central Bank of Ireland, Winter 1995, have been updated regularly and are non-statutory requirements which are applied by the Financial Regulator to credit institutions as a supplement to the statutory requirements referred to generally in this section but do not purport to interpret or refer comprehensively to the statutory provisions applicable to credit institutions.
      The Group is also subject to EU Directives relating to capital adequacy, and in the area of monitoring and control of large exposures. These EU Directives, which have been implemented in Ireland by way of administrative notice, were codified into a single text by Directive 2000/12/ EC of 20 March, 2000 (the EU Codified Banking Directive).
      The Group’s operations in overseas locations are subject to the regulations and reporting requirements of the regulatory and supervisory authorities in the overseas locations with the Financial Regulator having overall responsibility for their regulation and supervision. The Financial Regulator is required to supervise the Group on a consolidated basis, i.e. taking account of the entire Group activities and relationships.
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
      In July 2006, the Financial Regulator published a Consumer Protection Code and Minimum Competency Requirements. Some elements of the Consumer Protection Code came into force on August 1, 2006 and the remaining sections became effective on July 1, 2007. The Consumer Protection Code applies to banks and building societies, insurance undertakings, investment business firms, mortgage intermediaries and credit unions. The Code requires regulated entities to know their customers and their suitability for products or services, to prepare terms of business and minimum levels of information for customers, including disclosure requirements and customer record obligations, to identify all charges, fees or other rewards connected with the supply of a service and to establish processes to deal with errors, complaints and conflicts of interest. There are also detailed rules on the fairness of advertising, and specific sectoral rules on banking products, loans, insurance services and investment products. The Minimum Competency Requirements entered into force on January 1, 2007 and requires employees of regulated entities who provide advice on or sell retail financial products to acquire the competencies set out in the Requirements, and to engage in continuing professional development on an ongoing basis.
      A financial services ombudsman’s bureau and a financial services ombudsman council have been established under the Central Bank and Financial Services Authority Act of 2004. This also sets out the functions and powers of that council and bureau, respectively, and establishes consultative panels to advise the Financial Regulator on matters relating to its statutory functions.
UNITED KINGDOM
      In respect of its banking operations in Northern Ireland and Britain, Bank of Ireland has the status of “European institution” under the UK Banking Coordination (Second Council Directive) Regulations 1992 (the “UK 2BCD Regulations”) and is entitled to carry on in the United Kingdom any of the listed activities in the Second Banking Co-ordination Directive which it is authorised to carry on in Ireland.
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

      In respect of its banking operations in Northern Ireland, Bank of Ireland is empowered under the Bank of Ireland Act, 1821 to issue bank notes as local currency, and is subject to the provisions of the Bankers (Northern Ireland) Act, 1928, the Bank of Ireland and Subsidiaries Act, 1969 and the Financial Services and Markets Act, 2000 (“FSMA”) in respect thereof.
      In addition to the role of the FSA in relation to the Group as a European Institution described above, the FSA is also the home country regulator of a number of the Group’s UK incorporated subsidiaries. These include Bristol & West plc (an authorised bank and successor to Bristol & West Building Society) and Bank of Ireland Home Mortgages Limited. Since December 1, 2001, the FSA’s power and responsibilities derive from the FSMA, which gave effect to a major overhaul of the regulatory system in the UK. The scope of the FSMA was extended in 2004 to include retail mortgage lending and general insurance intermediation, and relevant Group subsidiaries have been authorised or had their permissions extended where appropriate. In January 2005, Post Office Limited became an appointed representative of Bristol & West plc in respect of its activities in relation to the Post Office Financial Services joint venture with Bank of Ireland.
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
UNITED STATES
      In the United States, Bank of Ireland, its recently established Connecticut branch and certain U.S. subsidiaries are subject to a comprehensive regulatory structure involving numerous statutes, rules and regulations.
      The Bank of Ireland operates a branch in Connecticut from which it conducts a wholesale banking business. The branch is licensed by the Connecticut Department of Banking and is subject to regulation and examination by the Department. In addition, the Board of Governors of the Federal Reserve System exercises examination and regulatory authority over the branch. The regulation of our Connecticut branch imposes restrictions on its activities, as well as prudential restrictions, such as limits on extensions of credit to a single borrower, including the Bank of Ireland and its subsidiaries and affiliates. The branch does not accept retail deposits and its deposits and obligations are not insured by the U.S. Federal Deposit Insurance Corporation or any other agency.
      The Connecticut Department of Banking has the authority to take possession of the business and property of the Group located in Connecticut in certain circumstances relating to the branch. Such circumstances generally include violation of law, unsafe business practices and insolvency.

      In addition to the direct regulation of the branch, operating the branch subjects Bank of Ireland and its subsidiaries to regulation by the Board of Governors of the Federal Reserve System under various laws, including the International Banking Act of 1978 and the Bank Holding Company Act of 1956. In this regard, Bank of Ireland has been designated a “financial holding company” under the Bank Holding Company Act of 1956. Financial holding companies may engage in a broader spectrum of activities, including underwriting and dealing in securities and merchant banking activities, than are permitted to banking organisations that do not maintain financial holding company status. To maintain its financial holding company status, Bank of Ireland is required to meet or exceed certain capital ratios and its branch is required to meet or exceed certain examinations ratings. The failure to maintain financial holding company status could limit the activities of Bank of Ireland and its subsidiaries in the U.S. and have other adverse consequences.
      A major focus of U.S. governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with U.S. economic sanctions. Regulations applicable to the U.S. operations of Bank of Ireland and its subsidiaries impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to ensure compliance with U.S. economic sanctions against designated foreign countries, nationals and others. Failure of a financial institution to maintain and implement adequate programmes to combat money laundering and terrorist financing or to ensure economic sanction compliance could have serious legal and reputational consequences for the institution.
      Bank of Ireland’s subsidiaries in the U.S. are also subject to regulation by applicable federal and state regulations of their activities in the asset management, investment advisory, mutual fund and securities broker-dealer businesses.
THE IRISH ECONOMY
      Ireland is an economy with a population of 4.2 million people. It was a founding member of the European Monetary System in 1979 and was in the first group of countries to participate in the European Monetary Union in 1999. Total Gross Domestic Product (“GDP”) in the calendar year 2006 was €176 billion and is estimated by the Government that it will be €190 billion in the calendar year 2007. The Irish economy has expanded very strongly over the past decade, with real GDP growth averaging 6.7% per annum between 1996 and 2005. Growth has been broadly based, with consumption, investment and external trade all making a strong contribution over the period.
      The economy grew by 6.0% in real terms in 2006, with strong gains in personal consumption, and the Irish Central Bank expects GDP growth of 5% in 2007. Consumption has been supported by strong growth in household income, in turn boosted by healthy wage increase and buoyant employment growth. The unemployment rate has remained in a 4%-5% range since 1999 and labour force growth has been augmented by substantial immigration. The latter has also contributed to population growth at a pace significantly above the EU norm. Consumer price inflation accelerated in 2006, averaging 4%, and the Central Bank forecasts 4.75% for 2007 slowing to 2.75% in 2008.
Item 4A     UNRESOLVED STAFF COMMENTS
      None.
Item 5     OPERATING & FINANCIAL REVIEW AND PROSPECTS
Overview
      Bank of Ireland Group has delivered an excellent performance in the year to March 31, 2007. This performance has been achieved by the excellent execution of our clear and focussed strategy of driving growth from our leading Irish franchise, growing our businesses in the UK and building our international niche, skill-based businesses.

      Group profit before tax (PBT) is up 28% from €1,524 million to €1,958 million in the year to March 31, 2007, with basic earnings per share up 34% to 172.2c. The profit before taxation for the year includes profit on the sale of Davy Stockbrokers of €229 million.
      The Group cost/income ratio in the twelve months to March 31, 2007 was 51%. Our loan impairment loss charge at 9 basis points (bps) is at a historically low level reflecting the exceptionally benign credit environment and the benefit of some recoveries during the year to March 31, 2007.
      In the year to March 31, 2006, the Group reported profit before tax of €1,524 million, an increase of 22% over the previous year, with basic earnings per share up 23% from 104.4c to 128.5c. The profit before taxation included profit on the sale of the Bristol & West network during 2005/2006 of €176 million, and in the prior year profit on the sale of Euroconex and Chase de Vere of €11 million.
      Results for the years ended March 31, 2005 and 2006 are not directly comparable as IFRS 4, IAS 32 and IAS 39 were not effective until April 1, 2005, and therefore the performance to March 31, 2005 does not include the impact of these accounting standards. Transitional provisions of IFRS permitted adoption of IFRS 4, IAS 32 and IAS 39 without restating comparative periods as it was recognised by the International Accounting Standards Board that it would be difficult to restate prior periods for the impact of these standards. Consistent with this position the Group is not able to fully quantify the impact of adoption of all aspects of these standards on its year on year trading position. However the Group has been able to do this for all aspects of these standards other than hedging and derivatives and loan losses. The impact of IFRS 4, IAS 32 and IAS 39, other than the impact related to hedging and derivatives, and loan losses, on the results to March 31, 2005 would have been a reduction in profit before tax for that year of €90 million, reducing the profit before tax from €1,247 million to €1,157 million.
      The €90 million reduction in profit before tax that would have resulted from the application of IFRS 4, IAS 32 and IAS 39 in the year ended March 31, 2005 relates to the following items:

•	€54 million relates to accounting for investment contracts in our Life business with income being recognised over the life of the investment contract;

•	€4 million relates to instruments that have characteristics of debt being classified as liabilities with the associated interest costs reflected in the income statement; and

•	€32 million relates to the recognition of certain upfront origination fees over the expected life of the underlying asset, rather than being taken immediately to income (Effective Interest Rate (E.I.R)).
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
      The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a)	Impairment losses on loans and advances
      The Group reviews its loan portfolios at least on a quarterly basis to assess impairment. In determining whether an impairment loss should be recorded in the income statement, the Group makes judgments as to whether there is any observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of loans before the decrease can be identified with an individual loan in that portfolio. This evidence may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio, when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

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
      Future surpluses will depend on experience in a number of areas such as investment returns, lapse rates, mortality and investment expenses. Surpluses are projected by making assumptions about future experience, having regards to both actual experience and forecast long-term economic trends. Changes to these assumptions may cause the present value of future surpluses to differ from those assumed at the balance sheet date and could significantly affect the value attributed to the in-force business. The value of in-force business could also be affected by changes in the amounts and timing of other net cash flows (principally annual management charges and other fees levied upon the policyholders) or the rate at which the future surpluses and cash flows are discounted. In addition, the extent to which actual experience is different from that assumed will be recognised in the income statement for the period.

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
      The Group capitalises goodwill arising on the acquisition of businesses, as disclosed in the Accounting Policies. The carrying value of goodwill as at March 31, 2007 was €347 million (2006: €375 million). Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.
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
LIQUIDITY AND CAPITAL RESOURCES
      The Group’s overall liquidity policy and control is the responsibility of the asset and liability committee (“ALCO”) and is managed by Global Markets to ensure that the Group can meet its current and future re-financing needs at all times and at acceptable costs. The Group believed that its liquidity position was strong at March 31, 2007. Bank of Ireland is currently unaware of any terms, conditions or circumstances that could significantly impair the Group’s ability to raise short or long-term funding.
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
      The monitoring and reporting of liquidity takes the form of cash flow measurement and projections for future periods, with the 0-8 and 8-30 day periods as two of the key periods of measurement for liquidity management. The Group also operates a contingency liquidity plan for periods of liquidity stress.
      The ability to sell assets quickly is also an important source of liquidity to the Group’s banking business. The Group holds sizeable balances of marketable treasury and other eligible bills and debt securities which could be disposed of to provide additional funding should the need arise.
      The following table sets out the amounts and maturities of the Group’s contractual cash obligations at March 31, 2007.

		Between	Between
	Within	one and	two and	Over five
	one year	two years	five years	years	Total

	(in € millions)
Longterm debt — dated	—	—	775	3,539	4,314
Debt securities in issue	24,413	5,821	13,098	16,191	59,523
Operating leases	62	60	157	405	684
Capital commitments	3	—	—	—	3
      In addition, the Group takes deposits and other liabilities in the normal course of its banking business. The maturity of deposits by banks, customer accounts and debt securities in issue is given in Note 32 to our Consolidated Financial Statements.

Capital Resources
      The following table sets out the Group’s capital resources (stockholders’ equity and subordinated liabilities):

	At March 31,

		2006	2005
	2007	Restated*	Restated*

	(in € millions)
Stockholders’ funds
Equity (including other equity reserves)	6,659	5,121	4,122
Non-cumulative preference stock	65	65	65
Minority interests equity	34	45	135
Undated loan capital	3,494	2,880	1,980
Dated loan capital	4,314	3,613	2,106

Total capital resources	14,566	11,724	8,408

*	Restated for change in accounting policy see page F-24
      In the year ended March 31, 2007 total Group Capital Resources increased by €2,842 million to €14,566 million following retentions of €1,112 million (including €229 million from the gain on sale of Davy), other movements in Equity €426 million including changes in the cash flow hedge reserve and net actuarial gains in the defined benefit pension schemes, the issue of non-cumulative perpetual preferred securities to increase undated loan capital by €707 million (issue of Stg£500 million) and the issue of dated subordinated capital to yield €748 million (issue of €750 million) and other movements of (€151 million).
      As at March 31, 2007, Bank of Ireland Group had €3,494 million of Undated Loan Capital and €4,314 million of Dated Loan Capital (including fair value adjustments), a total of €7,808 million in aggregate of subordinated liabilities. Of the Dated Loan Capital €3,539 million is repayable in five or more years. The cost and availability of subordinated debt are influenced by credit ratings. A reduction in the ratings assigned to the Group’s securities could increase financing costs and reduce market access. The credit ratings of Bank of Ireland Group at June 29, 2007 are as follows:

Senior Debt

Moody’s	Aa2
Standard & Poor’s	A+ (positive outlook)
Fitch	AA-
DBRS	AA (mid)
      Depending on the degree of subordination the ratings assigned to Loan Capital may be one or more notches below the level for senior debt. Credit ratings are not a recommendation to buy, hold or sell any security and each rating should be evaluated independently of every other rating. These ratings are based on current information furnished to the rating agencies by Bank of Ireland and information obtained by the rating agencies from other sources. The ratings are accurate only as of June 29, 2007 and may be changed, superseded or withdrawn as a result of changes in, or unavailability, of such information.
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
Capital Adequacy Data
      The following table shows the components and basis of calculation of the Group’s Tier 1 and Total Capital ratios for March 31, 2007 together with comparative figures for March 31, 2006 and April 1, 2005.

	March 31,	March 31,	April 1,
	2007	2006	2005

	(in € millions)
Capital Base
Ordinary Share capital	656	656	656
Eligible reserves	5,539	3,941	3,073
Equity minority interests in subsidiaries	34	45	135
Preference stock and preference shares	65	65	65
Bristol & West preference shares	74	72	—
Perpetual preferred securities	3,319	2,516	1,686
Regulatory adjustments (net)	(379)	39	405

Total Tier 1 capital	9,308	7,334	6,020

Revaluation reserves — property and other	647	690	454
IBNR provisions	134	127	137
Subordinated perpetual debt capital	294	431	294
Subordinated dated debt capital	3,995	3,405	2,106
Less supervisory deductions	(32)	—	—

Total Tier 2 capital	5,038	4,653	2,991

Tier 1 and Tier 2 capital	14,346	11,987	9,011
Supervisory deductions	(1,019)	(870)	(768)

Total Capital	13,327	11,117	8,243

Risk weighted assets
Banking book	109,968	93,398	73,251
Trading book	2,972	4,112	2,635

Total risk weighted assets	112,940	97,510	75,886

Capital ratios
Tier 1	8.2%	7.5%	7.9%
Equity Tier 1	5.2%	4.8%	5.5%

Total	11.8%	11.4%	10.9%

      In the year to March 31, 2007 the Tier 1 Capital Ratio increased from 7.5% to 8.2% and the Equity Tier 1 ratio improved from 4.8% to 5.2% with both ratios reflecting a range of capital initiatives by the Group. The Total Capital Ratio increased from 11.4% to 11.8%.
      These changes in the Tier 1 ratio arose from retained earnings, the issue of non-cumulative perpetual preferred securities, the sale and leaseback of 36 branches, the gain on the sale of Davy and the impact of securitisations offset by risk-weighted asset growth.
      Tier 1 funds increased by €1,974 million with the main reasons for the change being retained earnings including transfers to capital reserves (€1,112 million), which benefited from the gain on the sale of Davy

(€229 million) and the sale and leaseback of branches (€191 million including transfer from revaluation reserves which are included in Tier 2) together with the issue of preferred securities (€731 million). Other movements added a net €131 million.
      The Total capital ratio increased by 0.4% to 11.8%. This increase reflected the factors behind the higher Tier 1 level together with the raising of additional dated subordinated debt capital (€748 million) during the year and the impact of securitisations.
      Total Capital funds increased by €2,210 million including €1,974 million relating to the movement in Tier 1 funds described above together with €748 million (€750 million issue) for dated subordinated debt capital. These items were offset by supervisory deductions relating to securitisations (€154 million), capital amortisation (€150 million) and other movements (€208 million) including €123 million revaluation reserves transferred to retained profit (included in Tier 1) following the sale and leaseback of branches.
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
      It is the Group’s policy to maintain a strong capital base, to seek to expand this where appropriate and to utilise it efficiently in the Group’s development as a diversified international financial services group. Long-term debt, undated capital notes, preferred securities and preference stock are raised in various currencies in order to align the composition of capital and risk weighted assets. Assets under Basel I are weighted according to broad categories of notional risk, being assigned a risk weighting according to the amount of capital deemed to be necessary to support them. Four categories of risk weights (0%, 20%, 50%, 100%) are applied; for example cash and money market instruments have a zero risk weighting which means that no capital is required to support the holding of these assets. Property and equipment carries a 100% risk weighting. The market risk approach covers the general market risk and the risk of open positions in currencies and debt and equity securities.
Off Balance Sheet Arrangements

	March 31,

	2007	2006	2005
	Total	Total	Total

Contingent Liabilities
	(in € millions)
Acceptances and endorsements	39	37	34
Guarantees and assets pledged as collateral security
— Assets pledged	—	—	—
— Guarantees and irrevocable letters of credit	1,719	1,354	1,268
Other contingent liabilities	745	675	643

	2,503	2,066	1,945
Lending commitments	36,013	30,937	29,296

Total contingent liabilities and commitments	38,516	33,003	31,241

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

ANALYSIS OF RESULTS OF OPERATIONS
Basis of Preparation and Presentation
      The Group has implemented International Financial Reporting Standards (“IFRS”) from April 1, 2005 and the Financial Statement and other financial information in the Form 20-F has been prepared in accordance with IFRS adopted by the International Accounting Standards Board (“IASB”), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB and endorsed by the European Union (EU). In all material respects, this is also in accordance with full IFRS (as issued by the “IASB”).
      Comparative figures for the year ended March 31, 2005 have been restated under IFRS. The Group has availed itself of the option in IFRS 1 (First Time Adoption of International Financial Reporting Standards) not to apply IAS 32 (Financial Instruments: Disclosure and Presentation), IAS 39 (Financial Instruments: Recognition and Measurement) and IFRS 4 (Insurance Contracts) to the comparative figures for the year ended March 31, 2005. These standards relate to the accounting for derivatives, income recognition on loans (Effective Interest Rate (EIR)), accounting for insurance contracts, impairment provisioning and the classification of financial instruments. Accordingly statutory comparative information in respect of Financial Instruments and Insurance Contracts is prepared on the basis of the Group’s accounting policies under Irish Generally Accepted Accounting Principles (“IR GAAP”).
Results of Operations — Group Analysis
Review of Group Performance
Group Income Statement

		March 31, 2006	March 31, 2005
	March 31, 2007	Restated*	Restated*

	(in € millions)
Net interest income	2,757	2,307	1,931
Other income (net of insurance claims)	1,419	1,295	1,316

Total operating income (net of insurance claims)	4,176	3,602	3,247
Operating expenses	(2,159)	(2,020)	(2,051)
Impairment losses	(103)	(103)	21
Share of associated undertakings and joint ventures (post tax)	44	45	30

Total profit before tax	1,958	1,524	1,247
Taxation	(306)	(303)	(256)
Minority interest	(1)	9	1
Dividends on other equity interests	(15)	(13)	(8)

Profit attributable to ordinary stockholders	1,636	1,217	984

Basic EPS c per share	172.2c	128.5c	104.4c

*	Restated for change in accounting policy see page F-26
      Year to year comparison of the Group’s financial performance is affected by the trading impact of acquisitions and disposals in the current and prior periods. In the year to March 31, 2006, we disposed of the Bristol & West branch network (September 2005) and we acquired Guggenheim Advisors (January 2006). In the year to March 31, 2007, we disposed of Davy (October 2006) and we established our joint venture with the private equity business, Paul Capital Partners (June 2006).
Income
      The growth in net interest income and other income is affected by gains on disposals and the trading impact of acquisitions and disposals as outlined above during the current and prior periods together with the classification of certain interest expense under IAS 39 which relates to the designation of certain financial instruments under the fair value option.
Net Interest Income
      The following table shows net interest income for each of the three years ended March 31, 2007.

	March 31, 2007	March 31, 2006	March 31, 2005

	(in € millions)
Net interest income	2,757	2,307	1,931

Financial Year ended March 31, 2007 compared to financial year ended March 31, 2006
      Net interest income increased by 20% or €450 million, from €2,307 million to €2,757 million, for the year to March 31, 2007.
      The year on year increase in net interest income has been impacted negatively by the effect on income streams as a result of the disposal of the Bristol & West branch network in the financial year to March 31, 2006. Net Interest income in the year to March 31, 2006 included income of €20 million relating to Bristol and West.
      Net interest income is affected by the classification of certain income between interest expense and other income under IAS 39 which relates to the designation of certain financial instruments under the fair value option. This treatment resulted in additional net interest income of €122 million for the year ended March 31, 2007 and €78 million for the year ended March 31, 2006, offset by a similar reduction in other income in both years.
      Adjusted to reflect the impact of the items mentioned above, the Group’s net interest income increased by €426 million or 19%. This growth in net interest income was driven by the continued strong growth in loans and resources across the Group. Customer lending increased by 21% and resources grew by 16%. A number of drivers contributed to this volume growth: the continuing favourable economic backdrop to our activities in Ireland and the UK; the strength of our franchise in Ireland, supported by the scale of our multi-channel distribution; together with the benefits from our investment in business banking in Ireland and the UK and in Corporate Banking.
Financial Year ended March 31, 2006 compared to financial year ended March 31, 2005
      Net interest income increased by 19% or €376 million, from €1,931 million to €2,307 million, for the year to March 31, 2006.
      The Group has calculated the impact of adopting IAS 32 and IAS 39, other than in respect of hedging and derivatives, on net interest income would have been €40 million positive for the twelve months to March 31, 2005 which relates principally to E.I.R. In addition the first time adoption of IAS 32 and IAS 39 resulted in additional net interest income of €78 million, in the year to March 31, 2006 arising from the classification of certain income between interest expense and other income under IAS 39 which relates to the designation of certain financial instruments under the fair value option.
      The year on year increase in net interest income has been impacted by the effect of acquisitions and disposals in both periods, the effect on income streams associated with the acquired entities of Burdale and Guggenheim Advisors (2006: €15 million; 2005: €3 million) and the effect on income streams associated with the divested entities of Chase de Vere and Bristol & West branch network (2006: €18 million; 2005: €47 million).
      Adjusted to reflect the impact of the items mentioned above, and including for this purpose applying IAS 32 and IAS 39 (other than hedging and derivatives) in the period to March 31, 2005, the Group’s net interest income increased by €275 million or 14%. This was driven by strong loan and resource growth. Loans to customers increased by 27% and resources grew by 3% (15% excluding the impact of the disposal of Bristol & West branch network and its related deposit book). Loan growth was strong across all businesses in the Group. Exposure to strongly performing economies, together with the delivery from our investment in our UK Business Banking and Corporate Banking teams, have been key drivers of this performance. Strong resource growth in Ireland of 12%

was largely offset by the disposal of the Bristol & West deposit book resulting in Group resource growth of 3% for the year to March 31, 2006. The strength of our domestic franchise, supported by the scale of our multi-channel distribution network, is key to the continued strong performance of our Retail volumes in Ireland.
Group Net Interest Margin
      The following table sets forth the Group’s net interest margin for each of the three years ended March 31, 2007.

	March 31, 2007	March 31, 2006	March 31, 2005

Average interest earning assets (€ billion)	156	129	97

Group net interest margin (%)	1.77	1.79	2.00

Financial Year ended March 31, 2007 compared to financial year ended March 31, 2006
      The Group net interest margin decreased by 2bps to 1.77% for the year to March 31, 2007 from 1.79% for the year to March 31, 2006. Group net interest margin is increased by the classification of certain interest expense under IAS 39 which relates to the designation of certain financial instruments under the fair value option. This treatment resulted in additional net interest income of €122 million for the year ended March 31, 2007 increasing net interest margin by 8 basis points, compared to additional net interest income of €78 million for the year ended March 31, 2006 which increased net interest margin by 6 basis points (see other income below). Excluding the impact of IAS 39 in the current and prior period, margin attrition was 4 basis points.
      The pace of margin attrition has slowed significantly as rising interest rates and changing product mix continue to impact positively. The drivers of attrition over the year are primarily balance sheet structure where the rate of loan growth outpaces resource growth, and product margins where competition has impacted on mortgage pricing.
Financial Year ended March 31, 2006 compared to financial year ended March 31, 2005
      The Group net interest margin decreased by 21bps to 1.79% for the period to March 31, 2006 compared to 2.00% for the period to March 31, 2005. The main drivers of margin attrition are:

•	Balance sheet structure where there was an increase in wholesale funding as loan growth continued to outpace deposit growth. Wholesale funding has increased from 35% to 46% of total funding over the year to March 31, 2006, with 6% of this increase due to the sale of Bristol & West branch network and its related deposit book.

•	The lower returns being earned on the investment of credit balances (customer funds held in non interest-bearing current accounts) in the current low interest rate environment. The Bank of Ireland policy is to re-invest credit balances on average over a four year investment horizon. As interest rates remain low we are re-investing funds that are maturing from a higher interest rate environment at lower rates. The low interest rate environment also has an impact on other liability margins.

•	Product mix where the impact of volumes in lower margin products, including mortgages and corporate banking loans, growing faster than higher margin products.

•	Competitive pressure impacting lending and deposit pricing in Ireland.

•	The transition to IFRS had no impact on the change in net interest margin percentage due to a number of offsetting factors such as, recognizing origination fees on an effective yield basis over the average life of the asset, the reclassification of income between net interest income and other income and the reclassification of certain assets on transition to IFRS.
      Net interest margin for the year to March 31, 2006 has also been impacted by the re-pricing of the UK mortgage back-book which is now complete and the sale of the Bristol & West deposit book.

      The following table shows interest rates in effect at March 31, 2007, 2006 and 2005.

	For the Financial Year
	Ended March 31,

	2007	2006	2005

	(percentages)
Ireland
European interbank offered rate:
One month Euribor	3.86	2.65	2.13
Three month Euribor	3.92	2.81	2.18
United Kingdom
London interbank offered rate:
One month	5.47	4.59	4.87
Three month	5.62	4.61	4.98
United States
Prime Rate	8.25	7.75	5.75
Other Income
      The following table shows other income for each of the three years ended March 31, 2007.

		March 31, 2006	March 31, 2005
	March 31, 2007	Restated*	Restated*

	(in € millions)
Other Income	1,419	1,295	1,316

*	Restated for change in accounting policy see page F-26.
Financial Year ended March 31, 2007 compared to financial year ended March 31, 2006
      Other income increased by €124 million or 10%, from €1,295 million to €1,419 million for the year to March 31, 2007. The year on year comparison is impacted by the following factors:
      Other income is affected by the classification of certain income between interest expense and other income under IAS 39, which relates to the designation of certain financial instruments under the fair value option. This treatment resulted in a reduction in other income of €122 million for the year ended March 31, 2007 and €78 million for the year ended March 31, 2006 (see Net Interest Income above).
      The year on year comparison has been impacted by the effect of acquisitions and disposals in both periods. Other income streams in the current year includes income of €122 million and in the prior year of €159 million relating to business acquisitions and disposals (disposal of Davy in October 2006, acquisition of Guggenheim Advisors in January 2006 and disposal of Bristol & West branch network in September 2005).
      In the twelve months to March 31, 2007 the Group disposed of business activities realising a profit on disposal of €239 million (included in this is the disposal of Davy with a profit on disposal of €229 million). The Group also disposed of 36 retail branches in the Republic of Ireland in a sale and leaseback transaction realising a profit on disposal of €87 million, and realised a profit of €32 million from the disposal of the Bank of Ireland Head Office. In the previous year, the Group disposed of the Bristol & West branch network and realised a profit on disposal of €176 million.
      Grossing up for policy holders tax in our Life business was €19 million in the twelve months to March 31, 2007 compared to €69 million in the previous year. In addition the non recognition of the investment return on treasury shares held for the benefit of policyholders in BOI Life reduced other income by €68 million for the year ended March 31, 2007 compared to €75 million for the year to March 31, 2006.
      In the twelve months to March 31, 2007 there was a loss of €2 million on hedge ineffectiveness on transition to IFRS compared to €7 million in the prior year.

      The drivers of the remaining increase in other income of €61 million or 6% include: new business sales in our Life business, Private Banking and POFS; growth in the level of arrangement fees earned in Corporate Banking as we increase our role as arranger of debt structures; and increased activity in our credit card businesses. This growth in other income was partially offset by reduced income from BIAM in the year to March 31, 2007 and the impact of the significant positive investment variance and change in the discount rate in the Life business in the year to March 2006.
Financial Year ended March 31, 2006 compared to financial year ended March 31, 2005
      Other income fell by €21 million or 2% to €1,295 million from €1,316 million during the twelve months to March 31, 2006. This performance was impacted by a number of factors:
      The Group has calculated the impact of adopting IAS 39, excluding the impact in respect of derivatives and hedging, and IFRS 4 on other income would have been €122 million negative for the twelve months to March 31, 2005, principally relating to the recognition of up front fees on an effective yield basis (€68 million) and recognising income on investment contracts sold in our Life business over the life of these investment contracts (€54 million). In addition, the first time adoption of IAS 39 resulted in a reduction in other income of €78 million (see net interest income above) in the current year, arising from the classification of certain income between interest expense and other income under IAS 39 which relates to the designation of certain financial instruments under the fair value option.
      The year on year comparison has been impacted by the effect of acquisitions and disposals in both periods. Other income streams in the year to March 31, 2006 includes a) income of €12 million and in the prior year of €1 million relating to businesses that were acquired (Burdale and Guggenheim advisors), and b) income of €13 million and in the prior year €80 million relating to businesses that were disposed (Bristol & West and Chase de Vere).
      In the twelve months to March 31, 2006 the Group disposed of the Bristol & West branch network and realised a profit on disposal of €176 million. In the previous year the Group disposed of its interest in Euroconex and Chase de Vere and realised a gain of €11 million.
      Grossing up for policy holders tax in our Life business was €69 million in the twelve months to March 2006 compared to €26 million in the previous year. In addition, the investment return on treasury shares held for the benefit for policyholders in BOI Life reduced other income by €75 million for the year ended March 31, 2006 compared to €63 million for the year to March 31, 2005.
      In the twelve months to March 31, 2005 the Group benefited from a release in provisions relating to a restructuring programme of €13 million, and in the twelve months to March 31, 2006 there was a loss of €7 million on hedge ineffectiveness on transition to IFRS.
      The remaining increase in Other income of €59 million or 5% was driven by the excellent performance from our Life business, fee growth from our Retail businesses in Ireland where the branch network, Private Banking and Credit Card businesses performed particularly well. Our joint ventures with the UK Post Office delivered an excellent sales performance. This overall strong performance was partly offset by the decline in income from BIAM.
Operating Expenses
Total Operating Expenses
      The following table sets forth the Group’s operating expenses for each of the three years ended March 31, 2007.

	March 31, 2007	March 31, 2006	March 31, 2005

	(in € millions)
Operating expenses	2,159	2,020	2,051

Financial Year ended March 31, 2007 compared to financial year ended March 31, 2006
      Total Operating Expenses increased by €139 million or 7% from €2,020 million to €2,159 million during the twelve months to March 31, 2007.
      The year on year comparison has been impacted by the effect of acquisitions and disposals in both periods. Operating expense streams in the current year includes costs of €91 million and in the prior year costs of €138 million relating to business acquisitions and disposals (disposal of Davy in October 2006, acquisition of Guggenheim Advisors in January 2006, and disposal of Bristol & West branch network in September 2005).
      In addition, the current year includes costs of €49 million associated with our restructuring programme compared to €32 million in the prior year.
      Excluding the impact of these items, operating expenses increased by nine percentage points mainly due to business investment costs, increased compliance costs, and other items described below:-

•	Investment costs relating to the development of our Global Markets and Corporate Banking activities in Europe and the United States together with the costs associated with the continuing development of POFS added two percentage points.

•	Compliance costs associated with the Sarbanes-Oxley and Basel II programmes added two percentage points.

•	Business as usual cost growth of eight percent where three percent was due to volume growth and performance related compensation. The remaining five percent was due to inflation.

•	Cost savings arising from the continued successful implementation of the Strategic Transformation Programme reduced cost growth by three percentage points.
      We are significantly ahead of schedule in the implementation of the Strategic Transformation Programme. In the current year to March 31, 2007 we have achieved cumulative cost savings of €95 million against our stated target of €75 million.
      During the year, we have continued the implementation of our streamlined operating model which is consolidating middle and back office and support activities to drive productivity improvements. These include the consolidation of contact centres and credit operations in our Group Manufacturing function and the consolidation of credit underwriting in our UK mortgage business, all of which are well advanced and provide scale efficient operations to the Group. Our Group Manufacturing function is consolidating a further range of back office activities in our operating divisions in order to drive further productivity improvements. We also successfully completed the outsourcing of procurement, learning, and facilities management during the year, and are further streamlining Group support functions.
Financial Year ended March 31, 2006 compared to financial year ended March 31, 2005
      Total Operating Expenses decreased by €31 million or 2% from €2,051 million to €2,020 million during the twelve months to March 31, 2006. This performance has been impacted by a number of items:
      The cost base in the year to March 31, 2006 included costs of €37 million and in the prior year €131 million relating to businesses that were sold including Chase de Vere and the Bristol & West branch network. Operating expenses in the year to March 31, 2006 included costs of €18 million and in the prior year €2 million associated with operations that were acquired including Guggenheim Advisors and our UK asset-based finance operation.
      The Group has calculated the impact of adopting IAS 39 (E.I.R.) on total operating expenses would have been €8 million of additional operating expenses in the twelve months to March 31, 2005.
      In addition, the operating expenses for the year to March 31, 2006 included costs of €32 million associated with our restructuring programme compared to €136 million in the prior year.

      Adjusted to reflect the impact of these items, including for this purpose applying IAS 39 to the period to March 31, 2005, operating expenses increased by eight percent mainly due to increased compliance costs, increased pension costs, investment costs and other items described below:-

•	Increased compliance costs associated with the introduction of the Basel II and Sarbanes-Oxley (SOx) initiatives. The increase in expenditure relating to the introduction of these programmes is one percentage point of the increase in total Operating Expenses in the current year. Increased expenditure relating to these initiatives is expected to continue into next year.

•	Increased pension costs arising from IAS 19 added two percentage points to total Operating Expenses as a result of the lower discount rate applied to the value of pension liabilities. Under IFRS, the accounting deficit relating to the liabilities of the pension fund are carried on the balance sheet, and the costs associated with this deficit are charged through the income statement and equity.

•	The Group continues to invest in growth opportunities both in our domestic markets and internationally. In Business Banking UK we expanded our Relationship Management Team. Capital Markets continued to expand the geographic scope of its operations with investment in the UK, Paris, Frankfurt and the U.S.. These investment costs contributed two percentage points to cost growth for the year.

•	The Strategic Transformation Programme (“STP”) has delivered cost savings at Group level of €35 million, or two percentage points of a decrease, against our target for the year of €30 million for the year to March 31, 2006.

•	Other items including salary inflation, performance-related pay and volume-related costs contributed five percent of the increase.
      With the implementation of our STP programme, a new streamlined operating model is now firmly established, consolidating previously fragmented though analogous activities into unified management and operating structures. These include the creation of the Group Manufacturing function and the consolidation of previously disparate support functions, including HR & Learning, Procurement and Facilities, under distinct leadership structures.
      In our Irish Retail Division we realised cost efficiencies in our back office and closed eight outlets. In addition new technology has enabled the streamlining of services, for example, our branch cashier system, which eliminates errors and speeds up end of day processes. The process of consolidating specialist-underwriting activities in our UK mortgage business into scale-efficient locations is also well underway.
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
      In relation to the Group’s support infrastructure, we have outsourced our Learning, Procurement and Facilities functions to achieve significant efficiencies and build strategic capability. We have also made progress at consolidating and streamlining our Human Resources function and have delivered significant efficiencies within a number of other Head Office functions.
      During the year we successfully concluded consultation with employee representatives, to facilitate implementation of staff aspects of the Strategic Transformation Programme.

Impairment of Loans and Advances
Asset Quality

	March 31, 2007	March 31, 2006	March 31, 2005

Total average customer advances (€bn)	116	93	74
Impaired loans (€m)	968	796	710
Impairment provision (€m)	428	359	319
Coverage ratio	44%	45%	45%
Impairment losses on loans and advances (€m)	103	103	(21)
Impairment losses on loans and advances (bps)	9	11	(3)
      The credit environment remains exceptionally benign and the economic backdrop to our activities, in particular in our main markets in Ireland and the United Kingdom, remains positive.
Financial Year ended March 31, 2007 compared to financial year ended March 31, 2006
      The impairment charge for the year amounts to €103 million or 9bps when expressed as a percentage of average loans (March 2006: €103 million and 11bps). Impairment losses on loans and advances are at historically low levels. Loan losses have benefited from some recoveries during the year, in particular write-backs in Corporate Banking amounting to €26 million.
      Impairment losses on loans and advances are at historically low levels, while advances and loans to customers continue to grow strongly. We continue to maintain a satisfactory level of provisions against impaired loans with total balance sheet provisions of €428 million at March 31, 2007 compared with €359 million at March 31, 2006. Our impairment provisions as at March 31, 2007 represented a coverage ratio of 44%.
Financial Year ended March 31, 2006 compared to financial year ended March 31, 2005
      The impairment charge for the year to March 31, 2006 amounts to €103 million or 11 bps when expressed as a percentage of average loans, compared to a credit of €21 million in the previous year which included an impairment loss provision release of €100 million following a review of loan loss provisions in that year in light of the favourable economic conditions and the strong quality of assets.
      Total balance sheet provisions were €359 million at March 31, 2006, compared to €319 million at March 31, 2005.
Share of Associated Undertakings and Joint Ventures
      Profit after tax from associated undertakings and joint ventures decreased marginally by 2% to €44 million for the year ended March 31, 2007.
Balance Sheet — Capital and Funding
      Total assets increased by 17% from €162 billion to €189 billion in the year to March 31, 2007. Customer lending increased by 21% and total resources increased by 16%. Pre-securitisation, risk-weighted assets grew by 21%. Post-securitisation, risk weighted assets grew by 16% from €98 billion to €113 billion.

	% Growth March 2007 over March 2006

	Risk Weighted	Customer
	Assets	Lending	Resources

Retail Republic of Ireland	26	25	11
Capital Markets	21	17	9
UK Financial Services	21	18	47

Group	21	21	16

Capital
      Our total capital ratio and tier 1 ratio increased from 11.4% and 7.5% at March 31, 2006 to 11.8% and 8.2% respectively at March 31, 2007. The equity tier 1 ratio increased from 4.8% to 5.2% over the same period.
      Our capital position has been enhanced during the year by the successful implementation of a range of capital management initiatives including the sale and leaseback of 36 retail branches in Ireland together with the securitisation of a portion of the Irish and UK mortgage books. In addition, the profit on the disposal on Davy also made a positive contribution.
      During the year the Group raised Stg£500 million (€736 million) of non-equity tier 1 capital and €750 million of lower tier 2 capital.
      The Group completed two mortgage securitisations during the year that had the impact of reducing risk-weighted assets by €5.5 billion as at March 31, 2007. Kildare Securities is a €3 billion securitisation from the ICS mortgage book in Ireland and Brunel Securities is a Stg£5.5 billion (€8 billion) securitisation from the Bristol & West mortgage book in the UK.
      The Group’s capital position remains strong and our active approach to capital management provides us with adequate capital to support our business plans going forward.
      The Group has submitted its application to the Financial Regulator for qualification under the Basel II Foundation Internal Ratings Based approach in mid 2007 under Pillar 1 along with our assessment of capital adequacy under Pillar 2. In common with many other diversified financial services organisations, we anticipate a modest reduction in our minimum capital requirements under Basel II.
Funding
      The level of wholesale funding during the year increased from €69 billion at March 31, 2006 to €80 billion at March 31, 2007. As a percentage of total balance sheet assets (excluding Bank of Ireland Life assets held on behalf of policyholders) the level of wholesale funding remained unchanged at 46%. Our funding strategy remains to maximise the diversification of our funding across maturity, investor type and geography. Investor demand remains strong for Bank of Ireland paper.

Taxes
      The following table sets forth a reconciliation of taxes chargeable at the statutory Irish corporation tax rate and the Group’s effective tax rate for the three years ended March 31, 2007. The effective tax rate is obtained by dividing taxes by profit before tax.

	For the Financial year ended
	March 31,

		2006	2005
	2007	Restated*	Restated*

	(in € millions, except percentages)
Average statutory corporation tax rate	12.5%	12.5%	12.5%

Profit on ordinary activities before tax multiplied by the standard rate of Corporate tax in Ireland	245	191	157
Effects of:
Levy on certain financial institutions	—	20	26
Foreign earnings subject to different rates of tax	49	78	49
Life Assurance — different basis of taxation	16	61	31
Derecognition on consolidation of investment return on treasury shares held by BOI Life for policyholders	8	9	8
Tax exempted profits and income at a reduced Irish tax rate	(26)	(71)	(18)
Non-deductible expenses	11	12	1
Prior year adjustments	6	5	5
Share of associated undertakings and joint ventures	(5)	(6)	(5)
Other adjustments for income tax purposes	2	4	2

Income tax charge	306	303	256

Effective tax rates	15.6%	19.9%	20.5%

*	Restated for change in accounting policy see page F-26
Financial year ended March 31, 2007 compared to financial year ended March 31, 2006
      The effective tax rate was 15.6% compared to 19.9% for year ending March 31, 2006. The rate has decreased largely due to the benefits from the non-taxable gain in relation to the disposal of Davy Stockbrokers, the abolition of the financial levy and the reduced gross-up for policyholder tax in the Life business.
Financial year ended March 31, 2006 compared to financial year ended March 31, 2005
      The effective tax rate for year ending March 31, 2006 was 19.9% compared to 20.5% for year ending March 31, 2005. The rate has decreased mainly due to the reduction in the financial levy from €26 million to €20 million and the benefit from the non-taxable gains in relation to the disposal of the Bristol & West branch network, which was partially offset by the increased gross-up for policyholder tax in the Life business.

Divisional Performance: Profit Before Tax

	March 31, 2007	March 31, 2006	March 31, 2005

		Restated*	Restated*
	(in € millions)
Retail Republic of Ireland	785	550	470
BOI Life	167	203	161
Capital Markets	572	471	459
UK Financial Services	447	525	334
Group Centre	(13)	(225)	(177)

Profit before tax	1,958	1,524	1,247

*	Restated for change in accounting policy see Page F-26
Retail Republic of Ireland
      Retail Republic of Ireland incorporates our Mortgage, Consumer Banking, Business Banking and Private Banking activities in the Republic of Ireland.
Retail Republic of Ireland: Income Statement

	March 31, 2007	March 31, 2006	March 31, 2005

	(in € millions)
Net interest income	1,311	1,119	1,019
Other income*	464	356	316

Total operating income	1,775	1,475	1,335
Total operating expenses	(927)	(871)	(814)
Impairment losses on loans and advances	(63)	(54)	(51)

Profit before tax	785	550	470

*	Includes share of associated undertakings/joint ventures.
Financial year ended March 31, 2007 compared to financial year ended March 31, 2006
      Retail Republic of Ireland delivered an excellent performance for the year to March 2007 with PBT growth of 43%. Performance in the current year is not directly comparable to the prior year as the performance includes realised profits of €87 million relating to the disposal of property in year ended March 31, 2007. Adjusted for the impact of this item, PBT is up 27%.
      Our unrivalled distribution, the scope of our product range and our commitment to service excellence continue to underpin our leading franchise. In a competitive marketplace we have retained our leading position as the number one provider of mortgages in Ireland. In Business Banking we successfully targeted the fast growing Small and Medium Enterprise sector (“SME”) and start-up segments with a competitive offering that has driven growth and enabled us to strengthen our competitive position in this market. We continue to drive very significant growth from our Private Banking business.
      Net interest income increased by 17% driven by strong volume growth and a further reduction in the rate of margin attrition. The rate of margin attrition was considerably less than in recent years as the returns achieved on customer resources improve in a rising interest rate environment. Loan growth year on year was an excellent 25%. Loan book growth in Business Banking was particularly strong at 33% reflecting our continuing focus on increasing our share of this high growth sector. Through our advice — led products, distribution capability and service focus we maintained our leading position in mortgages with book growth of 22%, in line with the market. Rising interest rates have contributed to slowing of new business volumes in the residential property market.

Personal lending has shown strong growth of 19%. Resources growth was 11% having slowed towards the year-end in line with the market.
      Other income is up 30%. Excluding the impact of the profit on disposal on property noted above, other income is up 6%. Substantial growth in credit card income and Private Banking fees offset a reduction in current account fee income associated with our personal current account free banking offer.
      The continuing successful implementation of the Strategic Transformation Programme and new business model has enabled us to control costs. Our Group Manufacturing function is driving consolidation and standardisation in order to deliver productivity improvements. In particular, the consolidation of our customer contact, credit operations and back-office processing has improved the operating leverage in the business, resulting in restrained cost growth of 6%.
      Asset quality remains excellent across our retail business. The impairment losses on loans and advances were €63 million or 14bps as a percentage of average advances. This compares to €54 million or 15bps for March 2006.
Financial year ended March 31, 2006 compared to financial year ended March 31, 2005
      Retail Republic of Ireland profit before tax grew by 17% or €80 million, from €470 million to €550 million. The Group has calculated the impact of adopting IAS 32 and IAS 39, other than hedging and derivatives and loan losses, on profit before tax in the twelve months to March 31, 2005 would have been €9 million negative. Adjusted to reflect this impact, profit before taxation increased by 19%.
      Total operating income rose by 10% and expenses rose by 7% representing a very satisfactory income/cost relative performance. This achievement reflects the continuing strength of our domestic franchise and customer proposition and has been driven by strong volume growth, higher fee income, well-managed costs and strong asset quality.
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
      Net Interest Income rose by 10% reflecting volume growth as well as a further narrowing of net interest margin. Net interest margin in the Division continues to be impacted by:

•	the effect of the low interest rate environment on liability margins

•	the higher rate of loan growth compared with resources leading to higher wholesale borrowings

•	changing product mix

•	competition.
      Other Income, including the income from associated companies and joint ventures, rose by 13% driven particularly by strong growth in business banking, private banking and credit cards.
      The impairment losses on loans and advances were €54 million or 15 bps as a percentage of advances, down from 18 bps in the prior year.

      Costs were well managed with the cost/income ratio for the Division down two percentage points to 59.1%. Cost growth of 7% included a significant increase in the pension charge arising from IAS 19. Excluding this IAS 19 impact, cost growth was 5% — a very satisfactory performance.
Bank of Ireland Life

	March 31, 2007	March 31, 2006	March 31, 2005

	(in € millions)
Profit before tax	167	203	161

Financial year ended March 31, 2007 compared to financial year ended March 31, 2006
      Profit before tax in Bank of Ireland Life, the Group’s Life and Pension business, decreased by €36 million from €203 million to €167 million. The year on year comparison is impacted by the lower gross up of policyholder tax in the current year of €19 million compared to €69 million in the previous year, and the lower positive investment variance of €2 million compared to €17 million in the previous year. There was no change in the risk discount rate (the rate at which we discount future insurance liabilities) in the year ended March 31, 2007 compared to the reduction of 0.5% to 7.5% which increased operating profits by €4 million in the prior year.
      Bank of Ireland Life achieved excellent growth in sales with a 27% increase on an annual premium equivalent basis. Growth in single premium business was particularly impressive with a 46% increase. Market share increased by one percentage point to 26%. The favourable economic and demographic backdrop ensures the outlook remains positive.
Financial year ended March 31, 2006 compared to financial year ended March 31, 2005
      Profit before tax in Bank of Ireland Life, the Group’s Life and Pension business, increased by €42 million from €161 million to €203 million. This includes the benefit arising from the gross up of policyholder tax in the current year of €69 million compared to €26 million in the previous year. The Group has calculated the impact of adopting IFRS 4 on profit before tax in our Life business would have been €54 million negative in the period to March 31, 2005.
      Adjusted to reflect the impact of the items mentioned above, including, for this purpose, applying IFRS 4 in the period to March 31, 2005, Bank of Ireland Life’s profit before tax increased by €53 million from €81 million to €134 million. The ongoing success of our sales effectiveness model and strength of our multi-channel distribution network increased our market share by a further one percentage point to 25%.
      The life business achieved excellent APE (annual premium equivalent) sales volumes growth of 30% to €387 million, and experienced continued favourable mortality and persistency variances together with rising equity markets. Profitability benefited from a positive investment variance of €17 million, and a reduction in the risk discount rate (the rate at which we discount future insurance liabilities) of 0.5% to 7.5% equivalent to €4 million. Bank of Ireland Life continues to invest significantly in its administrative platforms to improve efficiency and has recently completed the move to a single platform for administering our sales and applications processing for the life business.

Capital Markets
      Our Capital Markets Division comprises Corporate Banking, Global Markets, Asset Management and IBI Corporate Finance.
Capital Markets: Income Statement

	March 31, 2007	March 31, 2006	March 31, 2005

	(in € millions)
Net interest income	671	461	306
Other income*	378	458	562

Total operating income	1,049	919	868
Total operating expenses	(456)	(425)	(371)
Impairment losses on loans and advances	(21)	(23)	(38)

Profit before tax	572	471	459

*	Includes share of associated undertakings/joint ventures.
Financial year ended March 31, 2007 compared to financial year ended March 31, 2006
      Capital Markets delivered an excellent performance for the year to March 2007 with PBT growth of 21%. The Divisional performance during the period is not directly comparable with the prior period as the disposal of Davy in October 2006, the acquisition of Guggenheim Advisors in January 2006 and the establishment of our joint venture with private equity firm Paul Capital Partners in June 2006 impacts on the year on year analysis of income and cost growth.
      Total operating income rose by 14% to €1,049 million for the year to March 31, 2007. Excluding the trading impact of acquisitions and disposals, other income streams includes €123 million of income in the year to March 31, 2007 and €146 million in the year to March 31, 2006, total operating income increased by 20% driven by strong lending volumes, higher margins and significant loan arrangement fee income in Corporate Banking.
      The growth in net interest income and other income is affected by the trading impact of acquisitions and disposals as outlined above. In addition, the classification of certain income between interest expense and other income under IAS 39 which relates to the designation of certain financial instruments under the fair value option resulted in higher net interest income with a corresponding reduction in other income of €102 million in the year to March 31, 2007 compared to higher net interest income with a corresponding reduction in other income of €38 million in the year to March 31, 2006. Excluding both of these factors, net interest income grew by 35% and other income grew by 2%.
      The 35% growth in net interest income was driven by a 22% increase in average loans and improved margins in Corporate Banking reflecting changes in the mix of the loan book. Strong growth in arrangement fees in Corporate Banking was offset by the reduced revenues from Asset Management resulting in other income growth of 2%.
      Total operating expenses increased by 7% to €456 million. The growth in costs is affected by the trading impact of acquisitions and disposals as noted above, as operating expenses includes €91 million in the year to March 31, 2007 and €102 million in the year to March 31, 2006 related to these businesses. Excluding the trading impact of acquisitions and disposals, total operating expenses increased by 13%. There were three main drivers of operating expenses within the Division; investment costs, staff related costs and compliance costs. Investment costs in Corporate Banking and Global Markets added 3% to total cost growth with the continued expansion of our activities in the UK, the U.S., and Continental Europe. Increased staff costs across the Division arising from salary inflation and performance related pay added 6% to total operating expenses. Compliance costs arising from requirements under Basel II, Sarbanes-Oxley and the new Liquidity regime added a further 1% to the operating costs of the Division. The remaining 3% was driven by volume related growth and inflation.

      Credit quality remains excellent with impairment losses on loans and advances of €21 million or 9bps when expressed as a percentage of the average loans. This compares to €23 million or 12bps in the prior year.
      Corporate Banking continues to benefit from the benign credit environment and in addition a number of loan loss recoveries during the year.
      Corporate Banking delivered particularly strong profit growth of 56% for the year. This excellent performance was driven by strong lending growth, improved net interest margin arising from a change in lending mix, an exceptionally benign credit environment and the loan loss recoveries of €26 million. While we continued to invest in our Corporate Banking activities during the year, income increased significantly more than costs resulting in a strong cost / income jaws performance.
      The geographic focus of our Corporate Banking activities extends from Ireland to our growing presence in the UK, Continental Europe and the U.S. During the year we continued to build on this geographic platform. We have retained our leading position in Ireland and delivered significant international growth across our lending portfolios in our chosen segments: project finance, acquisition finance, specialist finance including media, property finance and comprehensive asset based lending. Increasingly we are taking lead roles in arranging and structuring transactions thereby generating significant fee earning opportunities across our portfolios. We actively manage the risk in these portfolios through diversification by geography and segment, and through modest holds in each of our transactions.
      Our results demonstrate clearly that we are delivering on our strategy in Corporate Banking: to drive growth from our leading domestic franchise and to broaden our international business by focusing on niche skills based activities.
      Our Global Markets business delivers a comprehensive range of risk management products to the Group’s customer base and acts as Treasurer for the Group. Profit for the year increased by 7% reflecting a strong performance in our customer businesses globally and a very satisfactory performance overall given the challenging trading conditions that existed with interest rates increasing in the three major economies in which we operate. Our focus continues to be on developing the geographic expansion of our activities with the opening of a customer treasury and funding unit in Stamford, Connecticut in October 2006. We continue to build on our technical skills and capability and are working very closely with other Group businesses to help deliver an extensive and fully integrated service to our customers.
      Our Asset Management businesses comprises Bank of Ireland Asset Management (BIAM), Bank of Ireland Securities Services (BoISS), Iridian Asset Management, Guggenheim Advisors (71.5%) and the 50% joint venture we established with private equity firm Paul Capital Partners in June 2006, Paul Capital Investments. Profit before tax for the year to March 31, 2007 was €66 million, a decrease of 22% over the prior year. Fund outflows from BIAM have slowed with funds under management at the year end of €43.7 billion compared to €45.1 billion at March 31, 2006. The focus within the business over the last year has been on product diversification, turning around the investment performance in BIAM and the integration of newly acquired businesses.
      In the year to March 31, 2007 IBI Corporate Finance had a satisfactory performance. In October 2006, the Group completed the sale of its 90.444% shareholding in Davy.
Financial year ended March 31, 2006 compared to financial year ended March 31, 2005
      Capital Market’s profit before tax increased by 3% from €459 million to €471 million, an increase of €12 million. The Group has calculated the impact of adopting IAS 32 and IAS 39, other than hedging and derivatives and loan losses, would have been €9 million negative in the twelve months to March 31, 2005 on profit before tax. Adjusted to reflect this impact, profit before tax increased by 5%.
      Total operating income rose by 6% from €868 million to €919 million for the year to March 31, 2006 mainly driven by strong lending volumes and higher margin in Corporate Banking. This growth in income was offset by the reduction in income from BIAM reflecting the full year impact of the mandate losses since September 2004. In addition, income figures for Burdale, our UK asset-based lender that we acquired in January 2005, have been included for a full year for the first time. Lending volumes increased by 35% and margins improved reflecting a shift in loan mix towards the higher margin business in acquisition finance, property and asset-based lending.
      The Group has calculated the impact of adopting IAS 32 and IAS 39, other than hedging and derivatives for the twelve months to March 31, 2005 would have been €23 million positive on Net Interest Income and €32 million negative on other income. In addition the first time adoption of IAS 32 and IAS 39 in the period to March 31, 2006 resulted in additional net interest income of €38 million in the year to March 31, 2006 arising from the classification of certain interest expense under IAS 39 which relates to the designation of certain financial instruments under the fair value option.
      Total Operating Expenses increased by €54 million to €425 million, an increase of 15%. There were two main drivers of Operating Expenses within the Division — investment costs and staff related costs. Investment costs in Corporate Banking and Global Markets added 5% to total cost growth with an increase in front line staff, opening of offices in Paris and Frankfurt, the expansion of our activities in the UK and the U.S. and the inclusion of the costs of Burdale for a full year.
      Increased staff costs across the Division arising from salary inflation and performance related pay added 5% to total operating expenses. Pension costs arising from IAS 19 and increased compliance costs arising from initiatives under IFRS, Basel II and Sarbanes-Oxley added a further 2% to the operating costs of the Division. In total, these costs together with other volume related costs contributed cost growth within the Division of 15%.
      Credit quality remains excellent with impairment losses on loans and advances of €23 million, or 12bps when expressed as a percentage of the loan portfolio. This compares to €38 million or 26bps in the prior year. Our continued strong credit performance is being driven by the benign credit environment supported by our active approach to credit management.
      The strategy in Corporate Banking is to continue to grow both our domestic franchise and to broaden our international business by focusing on niche skill based activities.
      Our niche-lending teams are enabling the successful expansion into sectors such as media, asset-based lending and UK and European property. Our new offices in Paris and Frankfurt, together with the increased resources in the UK and U.S., provide us with presence and diversification in these important markets. In addition, we are increasingly taking lead roles in the arranging and structuring of syndicated transactions.
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
      Our Asset Management businesses comprises Bank of Ireland Asset Management (“BIAM”), Bank of Ireland Securities Services (“BoISS”), Iridian Asset Management, and Guggenheim Advisors (71.5%). Profit before tax from these businesses for the year to March 31, 2006 was €85 million, a decrease of 32% over the prior year, reflecting the full year impact of the mandate losses since September 2004.
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
      Iridian Asset Management is our U.S. based investment manager of large cap and mid cap U.S. equities which focuses on foundations and the not-for-profit sector. Funds under management increased by 4% to U.S.$10.7 billion.

      We completed the acquisition of 71.5% of Guggenheim Advisors on January 31, 2006, a U.S. fund of hedge funds manager focusing on institutional and high net worth clients. Funds under management at Guggenheim Advisors were U.S.$2.9 billion at March 31, 2006.
      The other businesses within the Division, Davy Stockbrokers and IBI Corporate Finance continued to perform well.
UK Financial Services (UKFS)
(£ Sterling)
      UK Financial Services (UKFS) incorporates Business Banking, our Mortgage business and our Consumer Financial Services joint ventures with the UK Post Office.
UK Financial Services: Income Statement

	March 31, 2007	March 31, 2006	March 31, 2005

	(in Stg£ millions)
Net interest income	531	493	421
Other income*	122	211	176

Total operating income	653	704	597
Total operating expenses	(337)	(329)	(376)
Impairment losses on loans and advances	(13)	(17)	7

Profit before tax	303	358	228

*	Includes share of associated undertakings/joint ventures.
      The exchange rate applied by the Group in converting the above Sterling amounts to Euro for the purposes of preparing the consolidated financial statements was 0.6783 to March 31, 2007, 0.6826 to March 31, 2006 and 0.6834 to March 31, 2005 .
Financial year ended March 31, 2007 compared to financial year ended March 31, 2006
      Profit before tax for the year to March 31, 2007 decreased by 15% to Stg£303 million, a decrease of Stg£55 million. This performance is not directly comparable to the prior year as realised profits from the disposal of the Bristol & West branch network of Stg£120 million are included in the year to March 31, 2006. Adjusted for this item, profit before tax for the year to March 31, 2007 increased by 27%. This represents an excellent performance and demonstrates the success of our restructuring and investment programmes over the past number of years.
      The Divisional performance during the year is not directly comparable with the prior period as the disposal of the Bristol & West branch network in September 2005 impacts the year on year analysis of income and cost growth.
      Total operating income decreased by Stg£51 million to Stg£653 million for the year to March 31, 2007. This was impacted by the inclusion of the realised profit from the disposal of the Bristol & West branch network of Stg£120 million in the year to March 31, 2006 together with trading income of Stg£21 million earned by the business up to its disposal. Excluding these items operating income increased by 16% to Stg£653 million.
      The growth in net interest income and other income is affected by the trading impact of the disposal of the Bristol & West branch network as outlined above, as income streams includes Stg£21 million of income in the year to March 31, 2006 (net interest income Stg£13 million: other income Stg£8 million) prior to disposal. In addition, the classification of certain income between interest expense and other income under IAS 39 which relates to the designation of certain financial instruments under the fair value option resulted in higher net interest income with a corresponding reduction in other income of Stg£10 million in the year to March 31, 2007 compared to higher net interest income with a corresponding reduction in other income of Stg£32 million in the year to March 31, 2006. Excluding both of these factors, net interest income grew by 16% and other income grew by 16%.
      Net interest income growth is due to strong volume growth for both lending up 18%, and resources up 47%. Competitive dynamics and increases in UK interest rates resulted in margin attrition during the year, especially in the standard mortgage market. Within the mortgage book there has been stronger growth in the specialist sectors and this has helped overall margins. In addition, lending margins in business banking have been stable especially in the second half of the year. Other income growth was primarily driven by strong customer acquisition and industry leading renewal levels in POFS in both car and home insurance.
      Operating expenses rose by stg£8 million to stg£337 million for the year to March 31, 2007. Excluding the trading impact of the Bristol & West branch network prior to its disposal operating expenses increased by 12%.
      The drivers of this cost growth were the continued investment in Business Banking, higher variable operating and marketing costs in POFS to support the sales and servicing activities of this rapidly growing business together with increased regulatory costs.
      Impairment losses on loans and advances are lower than the prior year due to continued excellent asset quality. The loan loss charge for the year expressed as a percentage of average loans was 4bps compared to 5bps in the prior year.
      The Mortgage business delivered profit growth of 8% for the year. Profit growth was negatively impacted by three base rate increases during the year together with a change in regulation relating to mortgage exit fees. The residential mortgage book increased by 10% to Stg£24 billion with particularly strong growth in both the self-certified and buy-to-let specialist portfolios, which increased 18% and 16% respectively. Total operating income growth was 6% as margin attrition impacted net interest income whilst cost growth was contained to 3% over the prior year. Credit performance remains excellent with our arrears levels significantly below the industry average.
      The performance of Business Banking was exceptionally strong with profit before tax increasing by 37% on the back of 34% increase in the loan book year on year. This excellent momentum in the business has resulted from our continuing investment in people and capability. This has delivered significant operational leverage with total operating income and costs growing by 22% and 13% respectively. Asset quality remains strong.
      Bank of Ireland has an extensive relationship with the UK Post Office providing a variety of consumer financial services products — First Rate Exchange Services (FRES) provides personal foreign exchange services and Post Office Financial Services (POFS) provides a range of retail products including savings, insurance, and credit cards. This latter contract has been extended to 2020. In addition, the Group is now rolling out an extensive ATM infrastructure across the Post Office network.
      The Group’s share of FRES after tax profit increased by 7% to Stg£30 million which was a satisfactory performance in very challenging trading conditions within the travel market throughout the year. FRES continues to grow and with a 30% market share, is the leading provider of personal foreign exchange services in the UK market. The pace of growth in POFS increased in the year, sales almost doubling from 347,000 products in the prior year to 668,000 in the year to March 2007 with the strongest growth in insurance and savings products. In May 2007, the business has over 1 million customers. The start-up losses in this venture continue to decline, down to Stg£8 million in the year to March 2007 compared to a loss of Stg£22 million in the prior year and encouragingly the business delivered a break-even result for the second half of 2006/07 and is positioned for profitable growth.
Financial year ended March 31, 2006 compared to financial year ended March 31, 2005
      During the year some organisational changes were made to further streamline the management and reporting of our activities in the UK:

•	Post Office Financial Services (POFS) was transferred to our UKFS Division.

•	First Rate Travel Services (FRES), our personal foreign exchange travel service joint venture with the UK Post Office, was transferred from our Capital Markets Division to our UKFS Division.

      The UKFS Division now comprises Mortgages, Business Banking and Consumer Financial Services. The latter represents a grouping of our businesses with the UK Post Office (POFS and our 50% share of FRES).
      Profit before tax in UKFS increased by 57% from Stg£228 million to Stg£358 million, an increase of Stg£130 million. Performance in the year ended March 31, 2006 is not directly comparable to the prior year as the performance includes: a) realised profits/losses in both years relating to the disposal of business activities (2006: profit of Stg£120 million; 2005: loss of Stg£14 million), and b) the Group has calculated the effect of adopting IAS 32 and IAS 39, other than hedging and derivatives and loan losses, in the period to March 31, 2005 would have been Stg£16 million negative. Adjusted for these items, including for this purpose applying IAS 32 and IAS 39 (other than hedging and derivatives) in the period to March 31, 2005, profit before tax increased by 5%.
      The Divisional performance is not directly comparable, particularly at Income Statement line item level, as the disposal of the Bristol & West branch network in the current year and Chase de Vere in the prior year impact the year-on-year analysis of income and cost growth.
      Net Interest Income rose by 17% from Stg£421 million to Stg£493 million for the year to March 31, 2006. The Group has calculated the impact of adopting IAS 32 and IAS 39, other than hedging and derivatives, on net interest income would have been Stg£8 million positive in the twelve months to March 31, 2005 and relates principally to E.I.R. In addition the first time adoption of IAS 39 resulted in additional net interest income of Stg£32 million, in the current year, arising from the classification of certain interest expense which relates to the designation of certain financial instruments under the fair value option. The year on year increase in net interest income was impacted by the effect on income streams associated with the recently divested entities of Chase de Vere and Bristol & West branch network (2006: Stg£13 million, 2005: Stg£32 million).
      Adjusted to reflect the impact of the items mentioned above, including for this purpose applying IAS 32 and IAS 39 (other than hedging and derivatives) in the period to March 31, 2005, net interest income grew by 13%. Strong volume growth of 29% was a key driver of this performance, with volume gains being partially offset by margin attrition arising from the continuing impact of asset growth outpacing the growth of liabilities, the disposal of the Bristol & West branch network together with the impact of mortgage back book re-pricing which has now finished.
      Other income increased by 20% from Stg£176 million to Stg£211 million. The growth in other income is not directly comparable to the prior year as it includes realised profits/losses in both years relating to the disposal of business activities (2006: Stg£120 million, 2005: Stg£-14 million). The Group has calculated the impact of adopting IAS 39, excluding the impact of derivatives and hedging on other income would have been Stg£24 million negative to March 31, 2005 principally relating to E.I.R. In addition the first time adoption of IAS 39 resulted in the reclassification of income between net interest income and other income following the application of the fair value option requirements of IAS 39 reducing other income in the current year by Stg£32 million. The year on year comparison in other income has also been impacted by the effect on income streams associated with the recently divested entities of Chase de Vere and Bristol & West branch network (2006: Stg£9 million, 2005: Stg£54 million). In addition in the year to March 31, 2005 other income included Stg£6 million relating to the release of a restructuring provision. Adjusted to reflect the impact of the items mentioned above, including for this purpose applying IAS 32 and IAS 39 (other than hedging and derivatives) in the period to March 31, 2005, other income increased by 7%.
      Operating Expenses fell by 13% to Stg£329 million for the year to March 31, 2006. The year on year impact in operating expenses has been impacted by the effect on income streams associated with the recently divested entities of Chase de Vere and Bristol & West branch network (2006: Stg£26 million, 2005: Stg£90 million). In addition in the year to March 31, 2005 total operating expenses included Stg£7 million relating to our Business Improvement Programme. Excluding these items, Operating Expenses grew by 10% in the year due to investment costs, marketing expenditure relating to new product launches in POFS and other volume related expenditure.
      Impairment losses on loans and advances are Stg£17 million for the twelve months to March 31, 2006 compared with a Stg£7 million credit in the prior year, due to an impairment loss provision release. The current year’s charge of Stg£17 million represents 5 bps of the average advances in UKFS.

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
Group Centre
Financial year ended March 31, 2007 compared to financial year ended March 31, 2006
      Group Centre, which comprises earnings on surplus capital, unallocated support costs and some smaller business units, had a net cost of €13 million in the year to March 31, 2007, compared to a net cost of €225 million in the year to March 31, 2006. This performance was affected by the following items:
      Profit on disposal of business activities (2007: €233 million), derecognition on consolidation of investment return on treasury shares held by BOI Life for policyholders (2007: (€68 million), 2006: (€75 million)), Hedge ineffectiveness on transition to IFRS (2007: (€2 million), 2006: (€7 million)), gain on the sale of Bank of Ireland Head Office (2007: €32 million), and costs associated with restructuring programmes (2007: (€49 million); 2006: (€32 million)).
      Adjusted for these items, the net cost for the Group Centre increased by €48 million over the year to March 31, 2006. The key drivers behind the increase in net cost are increased compliance expenditure €25 million, higher funding cost on debt raised €15 million and a one-off Government led social finance contribution €6 million.
Financial year ended March 31, 2006 compared to financial year ended March 31, 2005
      Group Centre, which comprises earnings on surplus capital, unallocated central and support costs and some smaller business units, loss before tax increased from €177 million of a loss to €225 million of a loss, an increase of €48 million. This performance was affected by the following items:
      Hedge ineffectiveness on transition to IFRS (2006: (€7 million)), costs associated with restructuring programmes (2006: (€32 million); 2005: (€117 million)), derecognition on consolidation of investment return on treasury shares held for policyholders (2006: (€75 million), 2005: (€63 million)), impairment loss provision write back (2005: €100 million) and profit on disposal of business activities (2005: €31 million) IAS 32 and IAS 39 were adopted by the Group from April 1, 2005 and therefore the performance to March 31, 2005 does not include the impact of these items. The Group has calculated that the impact of adopting IAS 32 and IAS 39, other than hedging and derivatives for the twelve months to March 31, 2005 would have been (€6 million).
      Adjusted for these items, including for this purpose applying IAS 32 and IAS 39 (other than hedging and derivatives), the loss before tax in Group Centre decreased by €11 million due to improved income of €22 million driven by the impact of higher retentions partly offset by funding costs arising from additional capital raised during the year. This was offset by higher costs of €11 million, largely due to increased compliance-related spend (predominantly Sarbanes-Oxley and Basel II).

AVERAGE BALANCE SHEET AND INTEREST RATES
      The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for each of the three years ended March 31 2007. The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group.

	2007			2006			2005

	Average			Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

									%
	(in € millions)%			(in € millions)%			(in € millions)
ASSETS
Loans to banks
Domestic offices	7,625	259	3.4	9,268	226	2.4	6,834	221	3.2
Foreign offices	726	33	4.5	238	12	5.0	987	57	5.8
Loans to customers(1)
Domestic offices	62,584	3,354	5.4	49,969	2,309	4.6	38,671	1,789	4.6
Foreign offices	53,133	3,140	5.9	43,106	2,464	5.7	35,634	2,047	5.7
Central government and other eligible bills
Domestic offices	—	—	—	126	1	0.8	7	—	—
Foreign offices	—	—	—	—	—	—	—	—	—
Debt Securities
Domestic offices	30,368	1,283	4.2	24,380	869	3.6	13,307	361	2.7
Foreign offices	1,414	59	4.2	1,518	64	4.2	1,125	57	5.1
Other financial assets at fair value through P/L
Domestic offices	29	—	—	152	1	0.7	—	—	—
Foreign offices	276	13	4.7	232	10	4.3	—	—	—

Total interest-earning assets
Domestic offices	100,606	4,896	4.9	83,895	3,406	4.1	58,819	2,371	4.0
Foreign offices	55,549	3,245	5.8	45,094	2,550	5.7	37,746	2,161	5.7
Net swap interest	—	7	—	—	34	—	—	—	—

	156,155	8,148	5.2	128,989	5,990	4.6	96,565	4,532	4.7
Allowance for impairment losses	(391)	—	—	(341)	—		(443)	—
Non interest earning assets(2)	22,146			18,615	—		21,181	—

Total Assets	177,910	8,148	4.6	147,263	5,990	4.1	117,303	4,532	3.9

Percentage of assets applicable to foreign activities	32.5%			31.8%			34.2%

AVERAGE BALANCE SHEET AND INTEREST RATES (continued)

	2007			2006			2005

	Average			Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

									%
	(in € millions)%			(in € millions)%			(in € millions)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits by banks
Domestic offices	12,526	294	2.2	15,840	364	2.3	11,147	225	2.0
Foreign offices	15,318	772	5.0	10,878	534	4.9	8,980	358	4.0
Customer accounts
Domestic offices	31,389	880	2.8	28,178	560	2.0	24,136	413	1.7
Foreign offices	25,331	1,129	4.5	20,579	839	4.1	21,929	896	4.1
Debt securities in issue
Domestic offices	36,214	1,609	4.4	23,800	827	3.5	13,977	316	2.3
Foreign offices	6,914	326	4.7	6,393	301	4.7	3,769	168	4.5
Subordinated liabilities
Domestic offices	3,722	167	4.5	2,955	120	4.1	2,248	119	5.3
Foreign offices	3,357	214	6.4	2,284	137	6.0	1,442	106	7.4

Total interest bearing liabilities
Domestic offices	83,851	2,950	3.5	70,773	1,871	2.6	51,508	1,073	2.1
Foreign offices	50,920	2,441	4.8	40,134	1,811	4.5	36,120	1,528	4.2

	134,771	5,391	4.0	110,907	3,682	3.3	87,628	2,601	3.0
Non interest bearing liabilities
Current accounts	11,958	—	—	10,578	—		8,886	—
Other non interest bearing liabilities(2)	25,069	—	—	20,987	—		16,340	—
Stockholders’ equity	6,112	—	—	4,791	—		4,449	—

Total liabilities and stockholders’ equity	177,910	5,391	3.0	147,263	3,682	2.5	117,303	2,601	2.2

Percentage of liabilities applicable to foreign activities	32.5%			31.8%			34.2%

(1)	Loans to customers include non-accrual loans and loans classified as problem loans.

(2)	The balance sheets of the life assurance companies have been consolidated and are reflected under “Non interest earning assets” and “Other non interest bearing liabilities”.

Change in Net Interest Income — Volume and Rate Analysis
      The following table allocates changes in net interest income between volume and rate for 2007 compared to 2006 and for 2006 compared to 2005. Volume and rate variances have been calculated based on movements in average balances over the period and changes in average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated rateably to volume and rate.

	2007 over 2006			2006 over 2005

	Increase/(Decrease) due to change in

	Average	Average	Net	Average	Average	Net
	Volume	Rate	Change	Volume	Rate	Change

	(in € millions)
INTEREST EARNING ASSETS
Loans to Banks
Domestic offices	(45)	78	33	67	(62)	5
Foreign offices	22	(1)	21	(39)	(6)	(45)
Loans to customers
Domestic offices	640	405	1,045	522	(2)	520
Foreign offices	590	86	676	427	(10)	417
Central government and other eligible bills
Domestic offices	—	(1)	(1)	—	1	1
Foreign offices	—	—	—	—	—	—
Debt securities
Domestic offices	236	178	414	369	139	508
Foreign offices	(4)	(1)	(5)	18	(11)	7
Other financial assets at fair value through P/ L
Domestic offices	—	(1)	(1)	1	—	1
Foreign offices	2	1	3	10	—	10

Total interest income	1,441	744	2,185	1,375	49	1,424

INTEREST BEARING LIABILITIES
Deposits by Banks
Domestic offices	(78)	8	(70)	105	34	139
Foreign offices	223	15	238	84	92	176
Customer accounts
Domestic offices	70	250	320	75	72	147
Foreign offices	207	83	290	(55)	(2)	(57)
Debt securities in issue
Domestic offices	510	272	782	290	221	511
Foreign offices	25	—	25	123	10	133
Subordinated liabilities
Domestic offices	33	14	47	32	(31)	1
Foreign offices	68	9	77	53	(22)	31

Total interest bearing expense	1,058	651	1,709	707	374	1,081

Net interest income	383	93	476	668	(325)	343
Net swap interest			(27)			34

Total change in net interest income			449			377

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
      At March 31, 2007, residential mortgages accounted for 47% of the Group’s total loan portfolio and construction and property accounted for 21% of the Group’s total loan portfolio. No other industry classification accounts for more than 10% of the Group’s total loan portfolio.
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

Total loans to customers
      The following tables set forth the Bank of Ireland Group’s total loans to customers at March 31 for each of the five years ended March 31, 2007. Table 1 details the loans using data prepared in accordance with IFRS for the years ended March 31 2007, 2006 and 2005, while table 2 details the loans using data prepared in accordance with IR GAAP information for the years ended March 31, 2004 and 2003.
Table 1

	At March 31,

	2007	2006	2005
	IFRS	IFRS	IFRS

	(in € millions)
Ireland
Agriculture	1,300	1,160	1,145
Energy	889	485	476
Manufacturing	5,492	4,850	4,245
Construction and property	16,305	10,726	8,065
Distribution	3,305	2,986	2,239
Transport	1,829	1,168	982
Financial	2,381	1,676	1,399
Business and other services	6,328	6,112	4,165
Personal
— residential mortgages	24,634	19,827	15,686
— other lending	6,146	5,212	4,538

	68,609	54,202	42,940

United Kingdom
Agriculture	105	69	67
Energy	83	48	61
Manufacturing	1,183	842	657
Construction and property	10,077	7,057	4,242
Distribution	520	289	186
Transport	319	292	293
Financial	353	430	237
Business and other services	2,911	2,199	1,746
Commercial mortgages	3,313	2,595	2,228
Personal
— residential mortgages	35,056	31,171	25,653
— other lending	2,947	2,411	1,845

	56,867	47,403	37,215

Group total loan portfolio	125,476	101,605	80,155
Allowance for loan losses	(428)	(359)	(319)

Total	125,048	101,246	79,836

Total loans to customers (continued)
Table 2

	At March 31,

	2004	2003
	IR GAAP	IR GAAP

	(in € millions)
Ireland
Agriculture	1,134	1,142
Energy	485	650
Manufacturing	3,579	3,866
Construction and property	6,111	4,666
Distribution	1,575	1,391
Transport	954	486
Financial	1,311	817
Business and other services	3,147	2,865
Personal
— residential mortgages	12,360	10,005
— other lending	3,614	3,025

	34,270	28,913

United Kingdom
Agriculture	69	58
Energy	63	158
Manufacturing	1,275	721
Construction and property	2,572	1,984
Distribution	203	224
Transport	337	249
Financial	173	96
Business and other services	1,375	1,250
Commercial mortgages	2,130	1,855
Personal
— residential mortgages	24,073	20,863
— other lending	1,472	995

	33,742	28,453

United States
Commercial loans	—	1

	—	1

Group total loan portfolio	68,012	57,367
Allowance for loan losses	(472)	(480)

Total	67,540	56,887

Total loans to customers (%)
      The following tables set forth the percentage of total loans to customers represented by each category of loan at March 31 for each of the five years ended March 31, 2007. Table 1 details the percentage using data prepared in accordance with IFRS for the years ended March 31 2007, 2006 and 2005, while table 2 details the percentage using data prepared in accordance with IR GAAP information for the years ended March 31, 2004 and 2003.
Table 1

	At March 31,

	2007	2006	2005
	IFRS	IFRS	IFRS

	(%)	(%)	(%)
Ireland
Agriculture	1.0	1.1	1.4
Energy	0.7	0.5	0.6
Manufacturing	4.4	4.8	5.3
Construction and property	13.0	10.6	10.1
Distribution	2.6	2.9	2.8
Transport	1.5	1.1	1.2
Financial	2.0	1.7	1.7
Business and other services	5.0	6.0	5.2
Personal
— residential mortgages	19.6	19.5	19.6
— other lending	4.9	5.1	5.7

	54.7	53.3	53.6

United Kingdom
Agriculture	0.1	0.1	0.1
Energy	0.1	0.0	0.1
Manufacturing	1.0	0.8	0.8
Construction and property	8.0	6.9	5.3
Distribution	0.4	0.3	0.2
Transport	0.3	0.3	0.4
Financial	0.3	0.4	0.3
Business and other services	2.3	2.2	2.1
Commercial mortgages	2.6	2.6	2.8
Personal
— residential mortgages	27.9	30.7	32.0
— other lending	2.3	2.4	2.3

	45.3	46.7	46.4

Group total loan portfolio	100.00	100.0	100.0

Total loans to customers (%) (continued)
Table 2

	At March 31,

	2004	2003
	IR GAAP	IR GAAP

	(%)	(%)
Ireland
Agriculture	1.7	2.0
Energy	0.7	1.1
Manufacturing	5.3	6.7
Construction and property	9.0	8.1
Distribution	2.3	2.4
Transport	1.4	0.9
Financial	1.9	1.4
Business and other services	4.6	5.0
Personal
— residential mortgages	18.2	17.5
— other lending	5.3	5.3

	50.4	50.4

United Kingdom
Agriculture	0.1	0.1
Energy	0.1	0.3
Manufacturing	1.9	1.3
Construction and property	3.7	3.4
Distribution	0.3	0.4
Transport	0.5	0.4
Financial	0.3	0.2
Business and other services	2.0	2.2
Commercial mortgages	3.1	3.2
Personal
— residential mortgages	35.4	36.4
— other lending	2.2	1.7

	49.6	49.6

United States
Commercial loans	—	—

	—	—

Group total loan portfolio	100.0	100.0

Analysis of Loans to Customers by Maturity and Interest Rate Sensitivity
      The following tables analyse loans by maturity and interest rate sensitivity. Overdrafts, which represent a significant proportion of the portfolio, are classified as repayable within one year. Approximately 11.7% of the Bank of Ireland Group’s loan portfolio at March 31, 2007 was provided on a fixed-rate basis. Fixed-rate loans are defined as those loans for which the interest rate is fixed for the full life of the loan. Variable-rate loans include some loans for which the interest rate is fixed for an initial period (e.g., some residential mortgages) but not for the full life of the loan. The interest rate exposure is managed by Global Markets within agreed policy parameters. See Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.

	As at March 31, 2007

		After 1 year
	Within	but within	After 5
	1 year	5 years	years	Total

		(in € millions)
Ireland	12,320	21,366	34,923	68,609
United Kingdom	7,459	16,907	32,501	56,867

Total loans by maturity	19,779	38,273	67,424	125,476

Fixed rate	3,006	7,328	4,367	14,701
Variable rate	16,773	30,945	63,057	110,775

Total loans by maturity	19,779	38,273	67,424	125,476

      The following table sets forth an analysis of loans by maturity within each classification as at March 31, 2007.

	As at March 31, 2007

		After 1 year
	Within	but within	After 5
	1 year	5 years	years	Total

	(in € millions)
Ireland
Agriculture	475	419	406	1,300
Energy	53	371	465	889
Manufacturing	771	3,108	1,613	5,492
Construction and property	4,612	7,253	4,440	16,305
Distribution	900	1,073	1,332	3,305
Transport	183	974	672	1,829
Financial	389	802	1,190	2,381
Business and other services	1,282	2,045	3,002	6,328
Personal
— residential mortgages	987	3,480	20,167	24,634
— other lending	2,668	1,842	1,636	6,146

	12,320	21,366	34,923	68,609

United Kingdom
Agriculture	55	33	17	105
Energy	30	37	16	83
Manufacturing	493	608	82	1,183
Construction and property	2,358	5,392	2,327	10,077
Distribution	174	253	93	520
Transport	123	158	38	319
Financial	119	152	82	353
Business and other services	649	1,031	1,231	2,911
Commercial Mortgages	177	1,037	2,099	3,313
Personal
— residential mortgages	1,792	7,193	26,071	35,056
— other lending	1,489	1,013	445	2,947

	7,459	16,907	32,501	56,867

Group total loan portfolio	19,779	38,273	67,424	125,476

Movement in the Allowance for Loan Losses
      The Group’s loan loss experience in recent years has been satisfactory. The main factors contributing to this outcome have been the exceptional performance of the Irish economy over the period including almost full employment and a low interest rate environment. Although interest rates have risen during the year to March 31, 2007, they are still relatively low, on a historical basis.
      In the UK, the robust performance of the economy, low interest rates, which have now reverted to a more normal level, and a concentration on lower risk residential mortgage lending are responsible for the satisfactory loan loss experience there.
      The Group has also invested significantly in credit rating models, which are central to Credit Risk Management within the Group.
      With effect from April 1, 2005 the Group adopted and applied impairment provisioning methodologies that comply with IFRS. IAS 39 requires that an incurred loss approach be taken to impairment provisioning. Group policy is to assess all credit exposures for objective evidence of impairment on a regular basis and to maintain a stock of provisions that reflects such impairment. The stock of provisions is comprised of two elements: specific provisions and Incurred but not Reported “IBNR” provisions. See under “Impairment Provisions” in the Credit Risk section for greater detail on the application of IAS 39.
      Over the past five years total Group loan loss allowances have reduced from €480 million to €428 million, representing 0.84% and 0.34%, respectively, of total loans. A review of the loan loss provision was effected in the year to March 31, 2005, and in light of the favourable economic conditions and the strong quality of assets, an impairment loss write back of €100 million was made.
      The ratio of loan loss allowances to loans that are impaired was reduced from 150% in 2003 to 44% in 2007. The 150% figure was calculated by dividing total loan loss allowances of €480 million by €319 million, the total of loans accounted for on a non-accrual basis. The figure of 44% for 2007 is arrived at by dividing impairment provisions of €428 million by €968 million, the total of impaired loans.

Movement in the Allowance for Loan Losses
      The following tables presents information regarding the movement in impairment for loan losses in each of the five years ended March 31, 2007. Table 1 details the movement using data prepared in accordance with IFRS for the years ended March 31, 2007, 2006 and 2005, and table 2 details the movement using data prepared in accordance with IR GAAP information for the years ended March 31, 2004, and 2003.
Table 1

	Financial year ended March 31,

	2007	2006	2005
	IFRS	IFRS	IFRS(1)

	Impairment	Impairment	Impairment

	(in € millions)
Allowance at beginning of year	359.0	318.7	471.8
Total allowance	359.0	318.7	471.8

Exchange adjustments	0.7	0.6	(9.2)

Other Movements	(1.3)	—	—

Recovery of amounts previously charged off:
Ireland	16.8	19.6	19.5
United Kingdom	2.2	1.7	1.9

Total recovery of amounts previously charged off	19.0	21.3	21.4

Amounts charged off:
Ireland	(27.5)	(71.9)	(131.9)
United Kingdom	(25.2)	(13.1)	(12.6)

Total amounts charged off	(52.7)	(85.0)	(144.5)

Provision for impairment losses charged to income:
Ireland	77.4	73.5	86.6
United Kingdom	26.0	29.9	(7.4)

	103.4	103.4	79.2

Impairment loss write back	—	—	(100)
Allowance at end of year	428.1	359.0	318.7
Total allowance	428.1	359.0	318.7

(1)	Figures presented in accordance with IFRS excluding IAS 32 and 39 and IFRS 4.

Movement in the Allowance for Loan Losses (continued)
Table 2

	Financial year ended March 31,

	2004		2003
	IR GAAP		IR GAAP

	Specific	General	Specific	General

	(in € millions)
Allowance at beginning of year	169.5	310.2	158.8	341.4
Total allowance	479.7		500.2

Exchange adjustments	1.3	5.9	(7.7)	(22.4)

Recovery of amounts previously charged off:
Ireland	12.3	—	4.1	—
United Kingdom	0.7	—	1.5	—

Total recovery of amounts previously charged off	13.0	—	5.6	—

Amounts charged off:
Ireland	(105.3)	—	(77.4)	—
United Kingdom	(9.3)	—	(19.0)	—

Total amounts charged off	(114.6)	—	(96.4)	—

Provision for loan losses charged to income:
Ireland	113.0	(29.7)	102.5	(25.2)
United Kingdom	8.6	(5.4)	6.7	16.4

	121.6	(35.1)	109.2	(8.8)

Allowance at end of year	190.8	281.0	169.5	310.2

Total allowance	471.8		479.7

Provisions and allowances for loan losses (%)
      The following tables present additional information regarding provisions and allowances for loan losses for each of the five years ending March 31, 2007. Table 1 details the information using data prepared in accordance with IFRS for the years ended March 31, 2007, 2006 and 2005, and table 2 details the information using data prepared in accordance with IR GAAP information for the years ended March 31, 2004 and 2003.
Table 1

	For the Financial Year Ended
	March 31,

	2007	2006	2005
	IFRS	IFRS	IFRS(1)

	(in € millions,
	except percentages)
	%	%	%
Allowance at end of year as a percentage of total loans to customers at end of year:
Ireland	0.50	0.53	0.64
United Kingdom	0.14	0.15	0.11

Total	0.34	0.35	0.40

Specific	0.23	0.23	0.23
IBNR	0.11	0.12	0.17

Total	0.34	0.35	0.40

Allowance at end of year as a percentage of impaired loans at end of year(2)
Ireland	50.91	51.08	100.50
United Kingdom	28.13	30.86	70.00

Total	44.21	45.25	95.10

Average loans to customers(3)	115,717	93,075	74,304
Provisions charged to income as a percentage of average loans to customers:
Specific	0.09	0.10	0.16
IBNR	—	0.01	(0.05)

Total	0.09	0.11	0.11

Net loans charged off as a percentage of average loans to customers	0.03	0.07	0.17

(1)	Figures presented in accordance with IFRS excluding IAS 32 and 39 and IFRS 4.

Provisions and allowances for loan losses (%) (continued)
Table 2

	For the Financial Year ended
	March 31,

	2004	2003
	IR GAAP	IR GAAP

	(in € millions,
	except percentages)
	%	%
Allowance at end of year as a percentage of total loans to customers at end of year:
Ireland	0.92	1.12
United Kingdom	0.46	0.54

Total	0.69	0.84

Specific	0.28	0.30
General	0.41	0.54

Total	0.69	0.84

Allowance at end of year as a percentage of loans accounted for on a non-accrual basis at end of year(2):
Ireland	98.0	121.3
United Kingdom	293.2	300.5

Total	125.7	150.1

Average loans to customers(3)	62,129	57,145
Provisions charged to income as a percentage of average loans to customers:
Specific	0.20	0.20
General	(0.06)	(0.02)

Total	0.14	0.18

Net loans charged off as a percentage of average loans to customers	0.16	0.16

(2)	Prior to the implementation of IFRS accruing loans which were contractually past due 90 days or more as to principal or interest payments and loans which were ‘troubled debt restructurings’ as defined in SFAS No. 15 ‘Accounting by Debtors and Creditors for Troubled Debt Restructuring’ were not included. The March 2007 calculation (44.21%) which is based on impaired loans does include accruing loans which are contractually past due 90 days or more as to principal or interest payments. The comparable figure for March 2006 is 45.25%.

(3)	Average loans include average interest earning and non-interest earning loans.

Loans charged off
      The following tables provide information regarding loans charged off for each of the five years ended March 31, 2007. Table 1 details the information using data prepared in accordance with IFRS for the years ended March 31, 2007, 2006 and 2005, and table 2 details the information using data prepared in accordance with IR GAAP information for the years ended March 31, 2004 and 2003.
Table 1

	At March 31,

	2007	2006	2005
	IFRS	IFRS	IFRS(1)

	(in € millions)
Ireland
Agriculture	1.3	2.0	3.6
Energy	—	—	7.7
Manufacturing	1.5	1.2	1.5
Construction and property	0.9	1.8	2.2
Distribution	0.7	2.9	2.0
Transport	—	—	—
Financial	—	—	—
Business and Other Services	6.6	20.7	47.2
Personal
— residential mortgages	—	—	—
— other lending	16.5	43.3	67.7

	27.5	71.9	131.9

United Kingdom
Agriculture	—	0.1	0.1
Manufacturing	1.0	0.4	2.8
Construction and property	0.3	0.2	0.1
Distribution	0.2	0.4	0.1
Transport	—	—	—
Financial	—	—	—
Business and Other Services	8.9	0.6	1.5
Commercial mortgages	—	0.4	1.0
Personal
— residential mortgages	2.2	—	—
— other lending	12.6	11.0	7.0

	25.2	13.1	12.6

Group total	52.7	85.0	144.5

(1)	Figures presented in accordance with IFRS excluding IAS 32, 39 and IFRS 4.

Loans charged off (continued)
Table 2

	At March 31,

	2004	2003
	IR GAAP	IR GAAP

	(in € millions)
Ireland
Agriculture	3.3	2.9
Energy	15.4	5.0
Manufacturing	5.2	21.9
Construction and property	4.3	1.8
Distribution	1.6	2.1
Transport	—	—
Financial	—	—
Business and Other Services	22.1	14.5
Personal
— residential mortgages	—	—
— other lending	53.4	29.2

	105.3	77.4

United Kingdom
Agriculture	0.1	0.1
Manufacturing	0.6	7.6
Construction and property	0.5	1.1
Distribution	0.5	0.3
Transport	—	—
Financial	—	—
Business and Other Services	1.2	2.7
Commercial mortgages	1.4	2.2
Personal
— residential mortgages	0.6	0.2
— other lending	4.4	4.8

	9.3	19.0

Group total	114.6	96.4

Recoveries of loans previously charged off
      The following tables present an analysis of the Group’s recoveries of loans previously charged off for each of the five years ended March 31, 2007. Table 1 details the information using data prepared in accordance with IFRS for the years ended March 31 2007, 2006 and 2005, and table 2 details the information using data prepared in accordance with IR GAAP information for the years ended March 31, 2004 and 2003.
Table 1

	At March 31,

	2007	2006	2005
	IFRS	IFRS	IFRS(1)

	(in € millions)
Ireland
Agriculture	0.8	0.5	0.6
Manufacturing	0.3	0.2	1.0
Construction and property	0.5	0.3	0.8
Distribution	0.7	0.3	0.3
Transport	—	—	—
Financial	—	—	—
Business and Other Services	2.6	8.2	6.9
Personal
— residential mortgages	—	—	—
— other lending	11.9	10.1	9.9

	16.8	19.6	19.5

United Kingdom
Agriculture	—	0.1	—
Manufacturing	—	0.3	0.1
Construction and property	—	0.1	0.1
Distribution	—	0.1	0.1
Transport	—	—	—
Financial	—	—	—
Business and Other Services	—	0.2	0.3
Commercial mortgages	—	0.1	0.3
Personal
— residential mortgages	0.9	—	0.1
— other lending	1.3	0.8	0.9

	2.2	1.7	1.9

Group total	19.0	21.3	21.4

(1)	Figures presented in accordance with IFRS excluding IAS 32 and 39 and IFRS 4.

Recoveries of loans previously charged off (continued)
Table 2

	At March 31,

	2004	2003
	IR GAAP	IR GAAP

	(in € millions)
Ireland
Agriculture	0.5	0.2
Manufacturing	3.5	1.3
Construction and property	0.3	0.1
Distribution	0.3	0.1
Transport	—	—
Financial	—	—
Business and Other Services	3.1	0.6
Personal
— residential mortgages	—	—
— other lending	4.6	1.8

	12.3	4.1

United Kingdom
Agriculture	—	—
Manufacturing	0.3	0.1
Construction and property	—	—
Distribution	—	0.4
Transport	—	—
Financial	—	—
Business and Other Services	0.1	0.1
Commercial mortgages	0.1	0.4
Personal
— residential mortgages	—	—
— other lending	0.2	0.5

	0.7	1.5

Group total	13.0	5.6

Analysis of allowances for loan losses by sector
      The following tables present an analysis of allowances for loan losses at March 31, for each of the five years ended March 31, 2007. Table 1 details the information using data prepared in accordance with IFRS for the years ended March 31 2007, 2006 and 2005, and table 2 details the information using data prepared in accordance with IR GAAP information for the years ended March 31, 2004 and 2003.
Table 1

	At March 31,

	2007	2006	2005
	IFRS	IFRS	IFRS(1)

	(in € millions)
Ireland
Agriculture	11.0	10.4	11.6
Energy	—	0.1	8.4
Manufacturing	32.0	5.3	8.4
Construction and property	11.5	8.5	5.6
Distribution	16.2	9.1	6.6
Transport	—	—	—
Financial	—	—	—
Business and Other Services	86.9	95.0	51.5
Personal
— residential mortgages	7.0	7.8	4.0
— other lending	82.6	52.9	60.4

	247.2	189.1	156.5

United Kingdom
Agriculture	0.4	0.6	0.2
Manufacturing	1.4	0.9	1.4
Construction and property	13.0	1.2	1.9
Distribution	3.7	0.4	0.7
Transport	—	—	—
Financial	—	—	—
Business and Other Services	4.2	13.8	4.4
Commercial mortgages	—	0.3	3.5
Personal
— residential mortgages	9.0	7.4	0.7
— other lending	14.6	18.4	12.1

	46.3	43.0	24.9

Total specific allowance	293.5	232.1	181.4
Total IBNR allowance	134.6	126.9	137.3

Total group allowance	428.1	359.0	318.7

(1)	Figures presented in accordance with IFRS excluding IAS 32, 39 and IFRS 4.

Analysis of allowances for loan losses by sector (continued)
Table 2

	At March 31,

	2004	2003
	IR GAAP	IR GAAP

	(in € millions)
Ireland
Agriculture	13.1	11.2
Energy	11.1	5.9
Manufacturing	6.3	9.6
Construction and property	8.3	12.9
Distribution	8.3	7.0
Transport	—	—
Financial	—	—
Business and Other Services	60.7	28.9
Personal
— Residential Mortgages	0.9	0.6
— Other Lending	58.7	71.2

	167.4	147.3

United Kingdom
Agriculture	0.1	0.1
Manufacturing	4.1	4.2
Construction and property	1.9	2.4
Distribution	0.6	0.5
Transport	—	—
Financial	—	—
Business and Other Services	5.0	4.7
Commercial mortgages	1.8	1.1
Personal
— Residential Mortgages	0.2	0.3
— Other Lending	9.7	8.9

	23.4	22.2

Total specific allowance	190.8	169.5
Total general allowance	281.0	310.2

Total group allowance	471.8	479.7

Loan losses as a percentage of total loans
      The following tables present an analysis of allowances for loan losses as a percentage of total loans at March 31, for each of the five years ended March 31, 2007. Table 1 details the information using data prepared in accordance with IFRS for the years ended March 31, 2007, 2006 and 2005, and table 2 details the information using data prepared in accordance with IR GAAP information for the years ended March 31, 2004 and 2003.
Table 1

	At March 31,

	2007	2006	2005
	IFRS	IFRS	IFRS(1)

	(%)	(%)	(%)
Ireland
Agriculture	0.85	0.90	1.01
Energy	—	0.02	1.76
Manufacturing	0.58	0.11	0.20
Construction and property	0.07	0.08	0.07
Distribution	0.49	0.30	0.29
Transport	—	—	—
Financial	—	—	—
Business and Other Services	1.37	1.57	1.24
Personal
— Residential Mortgages	0.03	0.03	0.03
— Other Lending	1.34	1.05	1.33

	0.36	0.35	0.36

United Kingdom
Agriculture	0.38	0.87	0.30
Manufacturing	0.12	0.11	0.21
Construction and property	0.13	0.02	0.04
Distribution	0.71	0.14	0.38
Transport	—	—	—
Financial	—	—	—
Business and Other Services	0.14	0.63	0.25
Commercial mortgages	—	0.01	0.16
Personal
— Residential Mortgages	0.03	0.02	—
— Other Lending	0.50	0.76	0.66

	0.08	0.09	0.07

Total specific allowance	0.23	0.23	0.23
Total IBNR allowance	0.11	0.12	0.17

Total group allowance	0.34	0.35	0.40

(1)	Figures presented in accordance with IFRS excluding IAS 32, 39 and IFRS 4.

Loan losses as a percentage of total loans (Continued)
Table 2

	At March 31

	2004	2003
	IR GAAP	IR GAAP

	(%)	(%)
Ireland
Agriculture	1.16	0.98
Energy	2.29	0.91
Manufacturing	0.18	0.25
Construction and property	0.14	0.28
Distribution	0.53	0.50
Transport	—	—
Financial	—	—
Business and Other Services	1.93	1.01
Personal
— Residential Mortgages	0.01	0.01
— Other Lending	1.62	2.35

	0.49	0.51

United Kingdom
Agriculture	0.14	0.17
Manufacturing	0.32	0.58
Construction and property	0.07	0.12
Distribution	0.30	0.22
Transport	—	—
Financial	—	—
Business and Other Services	0.36	0.38
Commercial mortgages	0.08	0.06
Personal
— Residential Mortgages	—	—
— Other Lending	0.66	0.89

	0.07	0.08

Total specific allowance	0.28	0.30
Total general allowance	0.41	0.54

Total group allowance	0.69	0.84

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
      Table 1 details the information using data prepared in accordance with IFRS for the years ended March 31, 2007, 2006 and 2005, and table 2 details the information using data prepared in accordance with IR GAAP information for the years ended March 31, 2004 and 2003.
Table 1

	At March 31,

	2007	2006	2005
	IFRS	IFRS	IFRS(1)

	(in € millions)
Loans accounted for on a non-accrual basis
Ireland(2)	402	284	275
United Kingdom(2)	89	57	60

Total	491	341	335

Accruing loans which are contractually past due 90 days or more as to principal or interest(3)(4)
Ireland	280	281	206
United Kingdom	197	174	169

Total	477	455	375

Restructured loans not included above	—	—	—

(1)	Figures presented in accordance with IFRS excluding IAS 32 and 39 and IFRS 4.
Table 2

	At March 31,

	2004 IR	2003 IR
	GAAP	GAAP

	(in € millions)
Loans accounted for on a non-accrual basis
Ireland(2)	322	268
United Kingdom(2)	53	51

Total	375	319

Accruing loans which are contractually past due 90 days or more as to principal or interest(3)(4)
Ireland	216	228
United Kingdom	132	160

Total	348	388

Restructured loans not included above	—	—

(2)	Includes loans in Ireland and the United Kingdom where interest is accrued but provision has been made. The loans on which no interest is accrued amounted to €224 million at March 31, 2007 (2006: €213 million) and the provisions thereon amounted to €125 million at March 31, 2007 (2006: €119 million).

(3)	Overdrafts generally have no fixed repayment schedule and are not included in this category.

(4)	Includes home mortgage loans in Ireland and the United Kingdom (March 31, 2007: €136.0 million in Ireland and €153 million in the United Kingdom) which are secured and, typically in the UK, where the original loan to value ratio exceeds 75%, benefit from mortgage indemnity insurance.

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
      Cross-border outstandings exceeding 1% of total assets are set forth in the following table.

	Banks and		Commercial		As
	other	Government	and industrial		percentage
	financial	and official	and other		of total
	institutions	institutions	private sector	Total	assets(2)

	(in € millions, except percentages)
IFRS
As at March 31, 2007 United Kingdom	2,818	—	1,195	4,013	2.12%
IFRS
As at March 31, 2006 United Kingdom	2,452	—	761	3,213	2.00%
IFRS(1)
As at March 31, 2005 United Kingdom	2,025	—	599	2,624	2.10%

(1)	Figures presented in accordance with IFRS excluding IAS 32 and 39 and IFRS 4.

(2)	Assets, consisting of total assets as reported in the consolidated balance sheet plus acceptances were €188.9 billion at March 31, 2007 (€162.4 billion at March 31, 2006, March 31, 2005 IR GAAP: €126.5 billion).
      Cross-border outstandings to borrowers in countries in which such outstandings amounted to between 0.75% and 1.0% of total assets in aggregate were €3,089 million at March 31, 2007, nil at March 31, 2006 and €1,156 million at March 31, 2005. The countries concerned in 2007 were Australia and France.

Debt Securities
      The following table shows the book value of Bank of Ireland Group’s debt securities at March 31 2007, 2006 and 2005.

	At March 31,

	2007	2006	2005

	(in € millions)
Irish Government	2,535	2,975	3,569
Other European government	5,789	4,556	2,600
U.S. Treasury and U.S. government agencies	225	520	—
Collateralised Mortgage Obligations	2,242	2,659	—
Corporate bonds	24,194	13,776	15,027
Other securities	1,859	7,048	1,515

	36,844	31,534	22,711

      The market value of Bank of Ireland Group’s Irish Government securities (the book value of which exceeded 10% of stockholders’ equity) at March 31, 2007 was €2.5 billion (2006 IFRS: €3.0 billion and 2005 IFRS: €3.6 billion).
      The following table categorises the Group’s Available-for-sale debt securities assets by maturity and weighted average yield at March 31, 2007.

	At March 31, 2007

			More than 1 year		More than 5 years
	Less than 1 year		less than 5 years		less than 10 years		After 10 years

		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average
	Market	Percent	Market	Percent	Market	Percent	Market	Percent
	Value	Yield	Value	Yield	Value	Yield	Value	Yield

	(in € millions, except percentages)
Irish government	1,572	4.21	83	3.25	317	4.40	—	—
Other European government	240	3.34	1,873	3.63	2,071	3.56	—	—
U.S. Treasury & U.S. government agencies	224	4.14	—	—	—	—	—	—
Collateralised Mortgage Obligations	47	5.98	1,083	5.74	910	5.27	202	4.14
Corporate bonds	6,212	4.61	13,611	4.54	2,945	4.13	380	4.13
Other	430	4.62	684	4.76	401	5.68	115	6.25

Total market value	8,725		17,334		6,644		697

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
      The following table analyses placings with banks, based on the branches from which the placing is made for each of the three years ended March 31, 2007. Placings with banks are included in Loans and Advances to Banks in the financial statements.

	At March 31,

	2007	2006	2005

	(in € millions)
Placings with banks repayable within 30 days:
Domestic	4,296	6,466	3,393
Foreign	1,769	958	356

Total	6,065	7,424	3,749

Placings with banks repayable beyond 30 days:
Domestic	1,026	4,674	4,492
Foreign	119	90	106

Total	1,145	4,764	4,598

Total	7,210	12,188	8,347

LIABILITIES
Deposits
      The following table analyses average deposits by customers based on the location of the branches in which the deposits are recorded for each of the three years ended March 31, 2007.

	2007	2006	2005

	(in € millions)
Branches in Ireland	40,733	37,791	32,142
Branches outside Ireland	26,476	21,544	22,809

Total	67,209	59,335	54,951

	Average		Average		Average
	Interest Rate		Interest Rate		Interest Rate
	during 2007	2007	during 2006	2006	during 2005	2005

	%	(in € millions)%		(in € millions)%		(in € millions)
Branches in Ireland
Current accounts:
Interest bearing	2.0	1,348	1.0	1,096	1.1	971
Non-interest bearing	—	10,813	—	9,613	—	8,006
Deposit accounts:
Demand	2.1	14,932	0.6	12,535	0.7	11,488
Time	3.5	13,209	1.5	14,506	0.8	11,035
Other deposits	3.9	431	3.5	41	6.8	642

		40,733		37,791		32,142

Branches outside Ireland
Current accounts:
Interest bearing	3.9	2,874	4.6	2,499	3.5	2,553
Non-interest bearing	—	1,145	—	965	—	880
Deposit accounts:
Demand	3.7	8,774	4.7	6,058	4.0	7,975
Time	5.1	12,944	5.8	11,612	4.5	11,397
Other Deposits	4.3	739	4.5	410	—	4

		26,476		21,544		22,809

Total		67,209		59,335		54,951

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

      The following table shows details of the Group’s large time deposits and certificates of deposit (U.S. $100,000 and over or the equivalent in other currencies) by time remaining until maturity.

	At March 31, 2007

	0-3	3-6	6-12	Over 12
	months	months	months	months

	(in € millions)
Time deposits
Domestic branches	7,785	682	271	1,788
Foreign branches	9,123	537	639	641
Certificates of deposit
Domestic branches	2,964	1,983	410	1,324
Foreign branches	3,354	912	327	86

	23,226	4,114	1,647	3,829

      Non-resident deposits held in domestic branches at March 31, 2007 accounted for approximately 2.5% of total deposits.
Short-Term Borrowings
      The following table shows details of short-term borrowings of the Group for each of the three years ended March 31, 2007.

	At March 31,

	2007	2006	2005

	(in € millions, except percentages)
Debt securities in issue
End of year outstandings	59,523	36,814	21,217
Highest month-end balance	59,523	36,814	21,217
Average balance	43,128	30,193	17,746
Average rate of interest
At year-end	4.1%	4.1%	2.5%
During year	4.5%	3.7%	3.0%
Deposits by banks
End of year outstandings	14,258	22,385	17,539
Highest month-end balance	22,536	22,958	19,020
Average balance	18,518	19,079	16,370
Average rate of interest
At year-end	5.3%	3.7%	3.4%
During year	4.1%	2.9%	2.2%
Repurchase agreements
End of year outstandings	6,147	10,167	3,326
Highest month-end balance	13,881	10,832	4,173
Average balance	10,796	7,692	3,757
Average rate of interest
At year-end	5.1%	3.4%	2.3%
During year	3.4%	3.5%	2.2%
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
      Certain information concerning the Directors and executive officers as at June 29, 2007 is set out below and, in the case of executive Directors, the year of appointment to their present position in square brackets.

Name	Age	Position held	Year appointed a director

Directors
Richard Burrows	61	Governor	2000
George M Magan	61	Deputy Governor	2003
Brian J Goggin [2004]	55	Group Chief Executive	2000
John O’Donovan [2001]	55	Group Chief Financial Officer	2002
David J Dilger	50	Non-Executive Director	2003
Paul M Haran	50	Non-Executive Director	2005
Dennis Holt	58	Non-Executive Director	2006
Declan McCourt	61	Non-Executive Director	2004
Caroline A Marland	61	Non-Executive Director	2001
Thomas J Moran	54	Non-Executive Director	2001
Terence V Neill	61	Non-Executive Director	2004
Richie Boucher [2005]	48	Chief Executive, Retail Financial Services Ireland	2006
Des Crowley [2006]	47	Chief Executive, UK Financial Services	2006
Denis Donovan [2006]	53	Chief Executive, Capital Markets	2006
Executive Officers
John Clifford	57	Group Secretary
Ronan Murphy	55	Group Chief Risk Officer
Tony Wyatt	57	Director, Group Manufacturing
Non-Executive Officers
Richard Burrows     C XX
Governor
      Appointed to the Court in 2000. Deputy Governor 2002-2005, Senior Independent Director 2003-2005, Governor since July 2005. Former co-chief executive of Pernod Ricard S.A. (2000-2005) and former chief executive of Irish Distillers Group (1978-2000). A director of Pernod Ricard S.A. and of Cityjet Ltd.
      (Age 61)
George M Magan FCA     XX CC T
Deputy Governor
      Appointed to the Court in 2003. Appointed Senior Independent Director in July 2005 and Deputy Governor in October 2006. Chairman of Babcock & Brown Global Partners, Chairman, Carlton Capital Partners, Chairman, Mallett plc, Chairman, Morgan Shipley (Dubai). Former group director of Morgan Grenfell and former Chairman of JO Hambro Magan, NatWest Markets Corporate Finance and Hawkpoint Partners Ltd.
      (Age 61)

Executive Directors
Brian J Goggin M Sc (Mgt), FCCA
Group Chief Executive
      Joined Bank of Ireland in 1969. Subsequently served in a variety of senior management positions within Bank of Ireland Group in the United States, Britain and Ireland. Appointed Chief Executive Corporate and Treasury in 1996, Chief Executive Wholesale Financial Services in 2002, Chief Executive Asset Management Services in 2003 and appointed Group Chief Executive in June 2004. Appointed to the Court in 2000. President, Irish Chapter, The Ireland — U.S. Council and is a Global Counsellor of the Conference Board.
      (Age 55)
John O’Donovan B Comm, FCA
Group Chief Financial Officer
      Joined the Group in 2001 as Group Chief Financial Officer. Appointed to the Court in 2002. Formerly Group Finance Director/ Company Secretary of Aer Lingus plc.
      (Age 55)
Des Crowley BA(Mod) Econ, FCMA
Chief Executive, UK Financial Services
      Joined Bank of Ireland in 1988 from Arthur Andersen & Co., and held a number of senior management positions including Head of Systems Development, Head of Credit Card Services, Managing Director of Bank of Ireland Finance and General Manager, Retail Finance and Strategy. In 2000, he was appointed Chief Executive, Retail Banking and Distribution and joined the Group Executive Committee. He was appointed Chief Executive, Retail Financial Services in 2004 and Chief Executive, UK Financial Services in January 2006. Appointed to the Court in October 2006. Mr. Crowley is Chairman of the board of the UK Post Office joint venture and a Director of Bristol & West plc.
      (Age 47)
Richie Boucher
Chief Executive, Retail Financial Services Ireland
      Joined the Group as Chief Executive, Corporate Banking from Royal Bank of Scotland in December 2003. He was appointed Chief Executive, Retail Financial Services Ireland in November 2005. Appointed to the Court in October 2006. He is President of the Irish Banking Federation, Vice-President of The Institute of Bankers in Ireland and a member of the boards of Bank of Ireland Life, Bank of Ireland Mortgage Bank and ICS Building Society.
      (Age 48)
Denis Donovan B Comm, MBA
Chief Executive, Capital Markets
      Joined Bank of Ireland in 1985 from the Central Bank of Ireland. He was appointed Chief Executive of the Bank’s new Capital Markets Division in September 2006, having held the position of Chief Executive, Wholesale Financial Services Division since 2003. He was CEO of Global Markets from 1999 to 2003, with responsibility for Bank of Ireland’s treasury, offshore and international banking operations. Prior to moving to Global Markets, Denis was Chief Operating Officer — International with Bank of Ireland Asset Management. Appointed to the Court in October 2006.
      (Age 53)

Non-Executive Directors
David J Dilger CBE, BA, FCA     ++ CC
      Appointed to the Court in 2003. Chief Executive Officer of Greencore Group plc since 1995, Chief Operating Officer from 1992 and Chief Executive of Food Industries plc, which was acquired by Greencore, from 1988. Formerly Chief Financial Officer of Woodchester Investments plc and formerly director of Enterprise Ireland and IBEC Ltd.
      (Age 50)
Paul M Haran M Sc, B Sc     CC T*
      Appointed to the Court in 2005. Chairman of the National Qualifications Authority of Ireland, of Edward Dillon Ltd. and of UCD Michael Smurfit School of Business and Principal of UCD College of Business & Law. A member of the Forum of the Economic and Social Research Institute, a council member of the Irish Management Institute and a member of the Road Safety Authority. Chaired the Working Group on Legal Costs that reported to the Minister for Justice and Law Reform. Former Secretary General of the Department of Enterprise, Trade and Employment and a former member of the National Economic and Social Council and the Board of Forfas. A Director of Glanbia plc and the Mater Private Hospital.
      (Age 50)
Dennis Holt BA, ACIB     ++ XX
      Appointed to the Court in October 2006. Based in the UK, Dennis recently retired as Group Chief Executive Officer of AXA UK Plc, where he also served as Chairman of AXA Ireland Ltd. Prior to joining AXA in 2001, he held various management positions with Lloyds TSB Group plc, where he served as the Main Board Executive Director responsible for its Retail Banking Division. Chairman Designate of Liverpool Victoria Friendly Society Ltd and Director, Saga Services Ltd and British Islamic Insurance Holdings Ltd.
      (Age 58)
Caroline A Marland     CC ()
      Appointed to the Court in 2001 and as Senior Independent Director in October 2006. Former Managing Director of Guardian Newspapers, a former member of the main board of directors of the Institute of Directors in the UK and a former director of Burberry Group plc, Arcadia Group plc and Virgin Mobile Holdings (UK) plc.
      (Age 61)
Declan McCourt BL, MA, MBA     + XX
      Appointed to the Court in 2004. Chief Executive of automotive distributor, the OHM Group, a Director of Fyffes plc, Blackrock International Land plc, Dublin Docklands Development Authority and a number of other companies, Chairman of the Mater Hospital Foundation and of UCD Law School Development Council.
      (Age 61)
Thomas J Moran B Sc     CC ++
      Appointed to the Court in 2001. Chairman, President and Chief Executive Officer of Mutual of America Life Insurance Company. A member of the Taoiseach’s Economic Advisory Board, the boards of the Irish Chamber of Commerce in the U.S.A, the North American Board of the Michael Smurfit Graduate School of Business at UCD and the Ireland — U.S. Council for Commerce. Director of Aer Lingus Group plc. Chairman of Concern Worldwide (U.S.).
      (Age 54)

Terence V Neill MA, M. Sc (Econ)     ++ X
      Appointed to the Court in 2004. A member of the Governing Body and chairman of the Finance Committee, of London Business School. A member of the Boards of CRH plc and Trinity Foundation. Former senior partner of Accenture and former chairman of its global Board. Chairman of Meridea Oy and Camerata Ireland.
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
Terms of Office of the Directors
      In accordance with the Bye-Laws of the Bank each Director, if eligible, must submit himself/ herself for re-election by the stockholders every three years. The normal retirement age for Directors is 68.
REMUNERATION OF DIRECTORS AND OFFICERS
      The aggregate remuneration paid by the Group to the Directors and Executive Officers (25 persons) then in office, for the financial year ended March 31, 2007, was €27.4 million, including amounts paid under bonus and/or profit-sharing plans. The aggregate amount, included in the above figure, set aside by the Group in the financial year ended March 31, 2007 to provide pension benefits for these Directors and Executive Officers amounted to €0.7 million. None of the Directors or Executive Officers beneficially holds more than 1% of the share capital on an individual basis. Additional information regarding remuneration of Directors is set out in Note 46 to our Consolidated Financial Statements.
Executive Directors’ Remuneration Policy
      Reward policies are aligned with the objective of maximising stockholder value. In determining remuneration levels account is taken of such factors as each individual’s responsibilities and performance as well as levels of remuneration in comparable businesses both in Ireland and the United Kingdom.
Service contracts
      No service contract exists between the Group and any Director which provides for a notice period from the Group of greater than one year.
Employee Stock Issue Scheme
      At the 2006 Annual General Court the stockholders approved the establishment of a new Employee Stock Issue Scheme to replace the scheme originally approved by the stockholders in 1997. Under this scheme, which has an Irish and a UK version in order to conform with the relevant revenue legislation in both jurisdictions, all employees in Ireland and the UK are eligible to participate provided that they have been employed by the Group in one of the schemes’ participating companies for the previous financial year and are still employed by the Group on the date the annual results are announced. Each year the Court of Directors may set aside an element of

Group profit before taxation for allocation to the trustees of the scheme to enable them to acquire units of Ordinary Stock on behalf of the scheme participants.
      Currently the amount set aside is related to overall Group performance assessed in terms of real growth in underlying earnings per share (“EPS”) and cost savings achieved under the Group’s Strategic Transformation Programme (“STP”). Performance matrices, under both headings, determine the actual percentage award and currently the maximum award permitted under these matrices is a total of 6% of a participant’s salary. To date, annual distributions under the schemes have ranged between nil and 6% of each participant’s salary. Employees may elect to receive their distributions in cash or stock.
      Real growth in underlying EPS is the growth in underlying EPS over the financial year adjusted to take account of inflation.
      If an employee elects for the free stock award, they become eligible to purchase additional stock from gross salary subject to Revenue Commissioners and HM Revenue & Customs rules respectively.
      The most recent distribution approved under the Scheme was 6% of base salaries for the financial year ended March 31, 2007. As at March 31, 2007, 0.6% of the Group’s Issued Ordinary Stock was held by the Trustees of the Scheme.
Group Sharesave Scheme
      At the 1999 Annual General Court the stockholders approved the establishment of a Save as You Earn Scheme. Under this scheme, which has an Irish and UK version in order to conform with the relevant revenue legislation in both jurisdictions, all employees in Ireland and the UK are eligible to participate provided that they are still in the employ of the Group on the date that the options are granted. The first offer under the scheme was made in February 2000 and options to purchase units of Ordinary Stock were granted to participating employees at an option price of €5.40, which represented a 20% discount of the then market price. A second offer under the scheme was made in December 2003 and options to purchase Ordinary Stock were granted to participating employees in the Republic of Ireland at an option price of €7.84 which represented a 25% discount to the then market price and to participating employees in the UK at an option price of €8.37 which represented a 20% discount to the then market price. A third offer under the scheme was made in December 2006 and options to purchase Ordinary Stock were granted to participating employees in the Republic of Ireland at an option price of €12.28 which represented a 25% discount to the then market price and to participating employees in the UK at an option price of €13.09 which represented a 20% discount to the then market price.
      The difference between Republic of Ireland and UK option prices reflects the maximum discounts permitted under Revenue Commissioners and HM Revenue & Customs rules respectively.
      As at March 31, 2007, there are outstanding options under the scheme over 8,754,243 units of Ordinary Stock of the issued ordinary capital. These options are ordinarily exercisable, provided the participant’s savings contracts are complete between May 2007 and August 2010.
Stock Option Scheme
      Options to subscribe for units of Ordinary Stock are granted under the terms of the Stock Option Scheme. The original scheme was approved by the stockholders at the Annual General Court in July 1986. This was succeeded in 1996 by the “Bank of Ireland Group Stock — option Scheme — 1996”, and its successor scheme, the “Bank of Ireland Group Executive Stock Option Scheme — 2004” which was approved by the stockholders at the Annual General Court held in July 2004. Key executives may participate in the current scheme at the discretion of the Remuneration Committee. Under the current scheme, the total value of options granted may not exceed 100% of an executive’s salary. The subscription price per unit of stock shall not be less than the market value of the stock at the date of grant. The exercise of options granted since 2004 are conditional upon underlying EPS achieving a cumulative growth of at least 5% per annum compound above the increase in the Consumer Price Index over the three year performance period, commencing with the period in which the options are granted. The performance conditions for options granted in 1996 up to and including 2003 have been satisfied.

Options may not be transferred or assigned and may be exercised only between the third and tenth anniversaries of their grant.
Long Term Incentive Plan
      The “Bank of Ireland Group Long Term Incentive Plan-2004” (‘LTIP’) was approved by the stockholders at the Annual General Court in July 2004. Its predecessor plan, the “Long Term Performance Stock Plan-1999” (‘LTPSP’), was approved by the stockholders at the Annual General Court in July 1999. The LTIP links the number of units of stock receivable by participants to the Group’s Total Shareholder Return (“TSR”). TSR represents stock price growth plus dividends.
      Each year selected senior executives participating in the plan receive a conditional award of a number of units of Ordinary Stock. The maximum award, for executive Directors and Group Executive Committee members, cannot exceed 100% (150% for the Group CEO) of their annual salary at the time of the award.
      Provided the Group’s Return on Equity (“ROE”) over the three year performance period is, on average, at least 20%, then the proportion of these units which actually vest in the executive on the 3rd anniversary of the date of the original award is based on the Group’s TSR growth relative to a comparator group of 17 financial services companies, as follows:

The Bank’s total shareholder return performance	% of Units of Stock subject to an Award which may
relative to the Comparator Companies	be issued or transferred

Equal to or better than the company ranked second	100%

Between the company ranked median and the company ranked second	Greater than 35% and less than 100% (Pro rata based on the Bank’s performance relative to the Comparator Companies)

Equal to the median	35%

Below median	Nil

      If the Group’s ROE over the three year performance period is, on average, below 20%, then the award lapses.
      Under the LTPSP, a minimum of 80% of vested stock must be retained for two years from date of vesting. After the two year retention period, an additional award of 20% is made. If the vested stock is retained for an additional five years, a further award of 30% is made.
      As at March 31, 2007 conditional awards totalling 2,038,754 units of stock (relating to awards in 2006: 879,754; 2005: 544,500 and 2004: 614,500 units of stock) were outstanding to the current participants of the Long Term Incentive Plan.
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
      The total pension cost for the Group in respect of the financial year ended March 31, 2007 was €119 million of which €89 million related to the main scheme.

Interest of Management in Certain Transactions
      No transaction material to the Group has been entered into in the last three fiscal years to which the Group or any of its subsidiaries was a party in which any Director or officer of the Group, any significant shareholder or any relative or spouse thereof had a direct or indirect material interest, and to the knowledge of the Group, no such transactions are presently proposed. Further details of Related Party Transactions with the Directors are outlined in Note 42 to the Consolidated Financial Statements.
Indebtedness of Directors and Executive Officers
      The aggregate amount of indebtedness of Directors (13 persons) and their connected persons, on normal commercial terms, to the Bank of Ireland Group amounted to €74 million at March 31, 2007. The interest rates payable thereon and other terms were at prevailing market rates and terms and reflect ordinary commercial transactions and do not involve more than the normal risk of collectibility or present other unfavorable features. The aggregate amount of indebtedness of Executive Directors and Executive Officers of the Group (6 persons) not included in the above figure, on terms similar to those on which loans are made to members of staff generally, which are at interest rates more favorable than prevailing market rates, was €0.25 million at March 31, 2007. These staff loans were made in accordance with the U.S. Sarbanes-Oxley Act and the rules thereunder, which permits these loans if the loans are made on the same basis as, and on terms no more favorable than, loans made available to employees generally.
CORPORATE GOVERNANCE STATEMENT
      The Court of Directors is accountable to stockholders for the overall direction and control of the Group. It is committed to high standards of governance designed to achieve enhanced shareholder value, sustained business growth and protection of the interests of customers, employees and other stakeholders while promoting the highest standards of integrity, transparency and accountability.
      A key objective of our governance framework is to ensure compliance with applicable legal and regulatory requirements and with best governance practice as set out in “The Combined Code on Corporate Governance” (“the Combined Code”). The Directors believe that the Group has delivered on these objectives and expect it to continue to do so. Specifically, the Group has complied with the provisions of the Combined Code throughout financial year 2006/2007 except for the fact that three of our then 14 Directors were unable to attend the Annual General Court in July 2006 and the Governor is a member of the Group Remuneration Committee.
      The Court welcomes the publication in June 2006 of the updated version of the Combined Code which, among other things, allows the company chairman to sit on the remuneration committee. Though disclosure reporting on the updated version is not required in respect of the year ended March 31, 2007, the Court is satisfied that it already complies with the principles.
The Court of Directors
      At March 31, 2007, the Court consisted of 14 Directors, nine of whom were non-executive Directors. It held eight scheduled, and two additional unscheduled, meetings during 2006/2007. Agendas and papers are circulated prior to each meeting to provide the Directors with relevant information to enable them to discharge their duties.
      The Court has the following schedule of matters specifically reserved for its decision:-

•	the determination of strategy and company values;

•	overseeing the management of the business including control systems and risk management;

•	approving material acquisitions, disposals and investment decisions;

•	overseeing corporate governance and succession planning;

•	guarantees entered into by the Group, other than in the normal course of business and;

•	changes in Group pension schemes.

      Management is responsible for the execution of agreed strategy and for all operational matters.
      Details of the number of scheduled meetings of the Court and its Committees and attendance by individual Directors are set out on page 92. The terms of reference of the Committees are reviewed annually by the relevant Committee and by the Court and are available on the Bank’s website (www.bankofireland.ie) or by request to the Group Secretary. The non-executive Directors meet at least once annually without the executive Directors present.
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
      George Magan was appointed Deputy Governor on October 10, 2006 following the resignation from the Court of Denis O’Brien, former Deputy Governor. The role of the Deputy Governor is to deputise for the Governor in his absence and to undertake whatever duties are agreed with, or requested by, the Governor. Caroline Marland was appointed Senior Independent Director on October 10, 2006 in succession to George Magan.
Board Balance and Independence
      Each of the non-executive Directors bring considerable business and/or professional experience, independent challenge and rigour to the deliberations of the Court of Directors. The Court has determined that each current non-Executive Director is independent within the meaning of the Combined Code and the New York Stock Exchange (‘NYSE’) Corporate Governance Standards.
      Mike Hodgkinson, who resigned as a Director on July 21, 2006, is Chairman of Post Office Ltd, with which the Group has a significant business arrangement to distribute financial services products through Post Office branches in the UK. He was not regarded as independent within the meaning of the Combined Code.
Appointments to the Court
      The Group Nomination and Governance Committee is chaired by the Governor and its composition is fully compliant with the Combined Code. The Committee is responsible for leading the process for succession to the position of Group Chief Executive and for Court and key subsidiary Board non-executive appointments and renewals.
      The Committee regularly reviews succession plans for the Court in the context of the Group’s strategy and the skills, knowledge and experience of current Directors and makes appropriate recommendations to the Court. Prior to any appointment, the Committee approves a job specification, assesses the time involved and identifies the skills and experience required for the role. External search consultants were utilised in the process leading to the appointment of Dennis Holt as a non-Executive Director.
      All newly appointed Directors are provided with a comprehensive letter of appointment detailing their responsibilities as Directors, the term of their appointment and the expected time commitment for the role. A copy of the standard terms and conditions of appointment of non-executive Directors can be inspected during normal business hours by contacting the Group Secretary.

      In addition the Committee, with the support of the Group Secretary, monitors developments in corporate governance, assesses the implications for the Group and advises the Court accordingly. It is also charged with overseeing the Group’s Corporate Responsibility Programme.
Information and Professional Development
      On appointment, all non-executive Directors receive comprehensive briefing documents designed to familiarise them with the Group’s operations, management and governance structures; these include the functioning of the Court and the role of the key Committees. In addition, new Directors undertake an induction programme, including visits to Group businesses and briefings with senior management. The Group will facilitate any major stockholder who wishes to meet with any new non-executive Director. On an ongoing basis special training/ briefing sessions appropriate to the business of the Group are provided to all non-executive Directors.
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
      The Court and individual Director performance evaluation process involves completion of questionnaires by Directors, one-to-one discussions between the Governor and each Director and presentation of the overall findings to the Court for its consideration and action as required.
      As part of the overall performance evaluation process, the non-executive Directors, led by the Senior Independent Director, meet annually without the Governor present to appraise the Governor’s performance, having taken the views of the executive Directors and Group Secretary into account. They may also meet on such other occasions as are deemed appropriate.
Election/Re-Election of Directors
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
      All non-executive Directors are appointed for an initial three-year term with an expectation of a further term of three years assuming satisfactory performance. Where a Director is invited to remain beyond six years, his/her performance is subject to rigorous review. Should any non-executive Directors be invited to serve longer than nine years they are subject to annual re-election by stockholders.

Remuneration
      The Group Remuneration Committee comprises the Governor, the Deputy Governor and three other independent non-executive Directors, one of whom, Terry Neill, is Chairman. Notwithstanding the existing Combined Code provision that all members of the Remuneration Committee should be independent non-executive Directors, the Court is of the view that the Governor has a significant contribution to make to any discussion on matters pertinent to remuneration and that this can best be achieved by him being a member of the Committee. This position is recognised in the revised Combined Code, expected to be effective during 2007.
      A statement confirming that remuneration consultants appointed by the Group Remuneration Committee have no other connections with the Group is available on the Group’s website (www.bankofireland.ie) or by request to the Group Secretary. The Group’s long-term incentive schemes have been approved by stockholders.
      The Remuneration Report, incorporating the responsibilities of the Group Remuneration Committee, is set out in Note 46.
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
      The Court has obligations as a non-U.S. registrant under U.S. securities laws and regulations, including the requirement to comply, where applicable, with the Sarbanes-Oxley Act of 2002 (‘SOx’). The Group has undertaken significant work to document and test its internal control structures and procedures in line with the requirements of Section 404 of SOx, which requires, among other things, certification by management regarding the effectiveness of internal controls over financial reporting.
      The Group’s overall control systems include:-

•	a clearly defined organisation structure with defined authority limits and reporting mechanisms to higher levels of management and to the Court, which support the maintenance of a strong control environment;

•	establishment of Committees with responsibility for core policy areas;

•	a comprehensive set of policies and procedures relating to financial controls, asset and liability management (including interest, currency and liquidity risk), operational risk and credit risk management.

•	a Code of Conduct setting out the standards of behaviour expected of all Directors, Officers and employees. This covers arrangements, should the need arise, for the independent investigation and follow up of any concerns raised by staff regarding matters of financial reporting or other matters;

•	monthly reporting by business units which enables progress against business objectives to be monitored, trends to be evaluated and variances to be acted upon;

•	a semi-annual detailed operational risk assessment by all Group businesses with reports to Divisional Management on the effectiveness of their risk management systems. Heads of business units are required to certify the accuracy of the self-assessment and the results arising from this process are noted by the Group Risk Policy Committee.
      These controls, which are embedded within the operations of the Group, are reviewed by Group Internal Audit. In these reviews, emphasis is focused on areas of greater risk as identified by risk analysis.

      The Directors confirm that the Court, through its Committees, has reviewed, the effectiveness of the Group’s systems of internal control for the year ended March 31, 2007. This review involved consideration of the reports of internal audit and the risk management functions, (including operational risk, regulatory risk and compliance) and establishing that appropriate action is being taken by management to address issues highlighted. In addition, the reports of the external auditors, which contain details of any material control issues identified arising from their work, are reviewed by the Group Audit Committee. After each meeting of the Group Audit Committee, its Chairman reports to the Court on all significant issues considered by the Committee, and the minutes of meetings are circulated to all members of the Court.
      Following the end of the financial year, the Court reviewed the Group Audit Committee’s conclusions in relation to the Group’s systems of internal control and the appropriateness of the structures in place to manage and monitor them. This process involved a confirmation that a system of internal control according with the Financial Reporting Council Revised Guidance on Internal Control was in place throughout the financial year and up to the date of the signing of this report. It also involved an assessment of the on-going process for the identification, evaluation and management of individual risks and of the role of the various Committees and Group risk management functions and the extent to which various significant challenges facing the Group are understood and are being addressed.
Audit Committee and Auditors
      The Group Audit Committee, comprises only independent non-executive Directors, at least one of whom the Court has determined has recent and relevant financial experience. It assists the Court in fulfilling its responsibilities relating to:-

•	the integrity of the financial statements and any related formal announcements;

•	overseeing the relationship between the Group and its external auditors;

•	the review of the Group’s internal controls, including financial controls;

•	the effectiveness of the internal audit, compliance and risk management functions;

•	the review of the internal and external audit plans and subsequent findings;

•	the selection of accounting policies;

•	the review of the auditors’ report;

•	obligations under applicable laws and regulations including SOx; and

•	the review of the effectiveness of the services provided by the external auditors and other related matters.
      The Committee has conducted a formal evaluation of the effectiveness of the external audit process and has reported on its findings to the Court. It conducts an annual review of the procedures and processes by which non-audit services are provided by the external auditors in order to ensure, among other things, that auditor objectivity and independence are not compromised. In this regard, a key procedural control requires that any engagement of the external auditors to provide non-audit services must be pre-approved by the Committee, which also receives reports on the performance of such services.

Attendance at scheduled meetings during the year ended March 31, 2007

					Group
					Nomination &		Group
			Group Audit		Governance		Remuneration
	Court		Committee		Committee		Committee

Name	A	B	A	B	A	B	A	B

Roy E Bailie	2	2	3	3	—	—	—	—
Retired July 21, 2006
Richie Boucher	5	5	—	—	—	—	—	—
Appointed October 6, 2006
Richard Burrows	8	8	—	—	3	3	6	5
Des Crowley	5	5	—	—	—	—	—	—
Appointed October 6, 2006
David Dilger	8	8	7	7	3	3	—	—
Denis Donovan	5	5	—	—	—	—	—	—
Appointed October 6, 2006
Brian J Goggin	8	8	—	—	—	—	—	—
Paul Haran	8	8	—	—	3	3	—	—
Mike Hodgkinson	2	2	—	—	—	—	—	—
Retired July 21, 2006
Dennis Holt	5	5	3	3	—	—	5	5
Appointed October 6, 2006; appointed to Audit Committee & Remuneration Committee October 10, 2006
George Magan	8	7	4	3	2	2	6	6
Retired from Audit Committee October 10, 2006; appointed to Nomination & Governance Committee October 10, 2006
Caroline Marland	8	7	—	—	3	3	—	—
Declan McCourt	8	7	7	7	—	—	6	5
Tom Moran	8	7	7	6	3	3	—	—
Terry Neill	8	7	7	7	—	—	6	5
Denis O’Brien	3	3	—	—	1	1	2	2
Resigned September 12, 2006
John O’Donovan	8	8	—	—	—	—	—	—
Mary Redmond	2	2	—	—	—	—	—	—
Retired July 21, 2006
      Column A indicates the number of scheduled meetings held during the period the Director was a member of the Court and/or the Committee and was eligible to attend.
      Column B indicates the number of scheduled meetings attended.
      There were additional unscheduled meetings of the Court and its Committees, between scheduled meetings, as the need arose.
Court Sub-Committees
      Group Risk Policy Committee — The Group Risk Policy Committee is responsible for recommending high-level risk policy and risk strategy to the Court for its approval and for overseeing management of risk within approved policy parameters.
      Group Investment Committee — The Group Investment Committee is responsible for evaluating all material investment/divestment/capital expenditure proposals, determining those within its authority and recommending those outside its authority to the Court. It is also responsible for monitoring the progression of such proposals and ensuring satisfactory delivery of expected benefits.

      Membership of the above committees at March 31, 2007 was as follows:-

Group Risk Policy Committee	Group Investment Committee

Ronan Murphy (Chairman) Richie Boucher* John Clifford Des Crowley* Denis Donovan* Brian J Goggin* Brian Lillis Vincent Mulvey John O’Donovan* Mick Sweeney	Brian J Goggin* (Chairman) Richie Boucher* John Clifford Des Crowley* Denis Donovan* Cyril Dunne Lewis Love Ronan Murphy John O’Donovan* Tony Wyatt
*     Court member
New York Stock Exchange (NYSE) Corporate Governance Requirements
      All non-U.S. companies listed on the NYSE are required to disclose any significant differences between their corporate governance practices and the requirements of the NYSE applicable to U.S. companies.
      As an Irish incorporated company listed on the Irish and London Stock Exchanges and with an ADR listing in New York, the Group’s corporate governance practices reflect Irish company law, the Listing Rules of the Irish Stock Exchange and the UK Listing Authority and the Combined Code. The Group believes there are no significant differences between its corporate governance practices and the requirements of the NYSE.
EMPLOYEES
      For the year ended March 31, 2007 the Group employed 15,952 staff on an average full-time equivalent basis (see Note 9 to our Consolidated Financial Statements on page F-37). The decrease in staff over the previous year’s figure (16,190) is mainly due to the disposal of Davy’s. The Group employed 16,960 staff on average in the year ended March 31, 2005.
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
      As at June 29, 2007 options were outstanding over 7,937,354 units of stock representing 0.81% of the total Ordinary Stock then in issue.

      Such options are exercisable as follows:

	Number
	Outstanding at
Exercise price (€ cent)	June 29, 2007	Exercise Period

5.753	1,000	Nov 2000 – Nov 2007
8.264	156,000	May 2001 – May 2008
8.933	220,000	Jul 2002 – Jul 2009
6.96	281,000	May 2003 – May 2010
9.15	111,650	Nov 2003 – Nov 2010
11.05	404,000	May 2004 – May 2011
10.54	15,000	Nov 2004 – Nov 2011
12.50	540,000	Jun 2005 – Jun 2012
10.65	10,000	Dec 2005 – Dec 2012
10.77	984,500	Jun 2006 – Jun 2013
10.54	90,000	Dec 2006 – Dec 2013
10.76	1,451,000	Jul 2007 – Jul 2014
12.85	1,122,000	Jun 2008 – Jun 2015
13.68	47,514	Jan 2009 – Jan 2016
14.00	1,315,900	Jul 2009 – Jul 2016
17.16	87,290	Dec 2009 – Dec 2016
15.45	1,100,500	June 2010 – June 2017
      As at June 29, 2007, executive Directors and Executive Officers as a group held options under the above scheme over a total of 1,530,727 units, representing 0.16% of the total Ordinary Stock in issue.
      In addition to their interests in Ordinary Stock through their holding of stock options and the conditional awards of stock they have received under the Long Term Performance Stock Plan (“LTPSP”) and Long Term Incentive Plan (“LTIP”), as set out in Note 37 to our Consolidated Financial Statements, the interests of the Directors and Group Secretary in office at June 29, 2007, and of their spouses and minor children, in the stocks issued by the Group are set out below:

UNITS OF €0.64
OF ORDINARY STOCK
As at June 29, 2007
Beneficial

DIRECTORS
R Boucher	1,923
R Burrows	110,443
D Crowley	94,365
D J Dilger	2,998
D Donovan	100,507
B J Goggin	432,964
P M Haran	2,407
D Holt	5,031
J D McCourt	25,674
G M Magan	1,898
C A Marland	2,201
T J Moran	2,194
T V Neill	94,300
J O’Donovan	77,050
SECRETARY
J B Clifford	128,515
      As at June 29, 2007, Directors and Executive Officers of the Bank as a group beneficially held 0.12% (1,135,894 million units) of the Group’s Issued Ordinary Stock.

      Note 46 to the Consolidated Financial Statements details the options held by Directors at March 31, 2007.
Limitations on Stock Issue and Stock Option Plans
      All of the employee stock issue and stock option schemes are subject to a range of flow rate controls approved by the stockholders and which conform to institutional investor guidelines.

Item 7	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS
CONTROL OF REGISTRANT
      As at May 24, 2007 the Bank had received notification of the following substantial interests in its Issued Ordinary Stock:-

NAME	Units held	%

Bank of Ireland Asset Management Limited*	55,014,085	5.6

*	This stockholding is not beneficially owned but is held on behalf of a range of clients, none of whom hold, so far as the Directors have been notified, more than 3% of the Issued Ordinary Stock.
RELATED PARTY TRANSACTIONS
      Refer to Note 42 of our Consolidated Financial Statements. Also see “Interest of Management in Certain Transactions” and “Indebtedness of Directors and Executive Officers” on page 87.
DESCRIPTION OF U.S. STOCKHOLDERS
      At March 31, 2007, 728,745 units of Ordinary Stock were held by 393 stockholders with registered addresses in the U.S. and 4,683,166 ADSs were held by 240 registered holders with addresses in the U.S. The combined shareholdings of these holders comprise approximately 2.04% of the total number of units of Ordinary Stock in issue at March 31, 2007 (being 955,356,605 units). These figures do not include either the number of units of Ordinary Stock held by stockholders with registered addresses outside the U.S. in which U.S. residents have an interest or the number of such U.S. residents.
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
      The Group has an active and well developed Investor Relations programme, which involves regular meetings by the Group Chief Executive, members of his senior executive team and the Head of Investor Relations with the Group’s principal institutional stockholders and with financial analysts and brokers. The Directors are kept informed on investor issues through regular reports from Group Investor Relations on the outcome of these meetings; in addition, the Governor meets with major stockholders independently of the executive team. All meetings with stockholders are conducted in such a way so as to ensure that price sensitive information is not selectively divulged. The Governor also gathers the views of institutional stockholders, through the Group’s brokers and advisers, and presents feedback to the Court. In addition, all Directors are encouraged and facilitated to hear the views of investors and analysts at first hand through their participation in conference calls following major announcements. The Court concluded that the objective of keeping Directors fully informed on stockholder views was achieved in 2006/2007.
      The Governor and/or the Senior Independent Director are available to stockholders if they have concerns that cannot be resolved through the normal channels and it is Group policy to facilitate any major stockholder who wishes to discuss any issue with the Governor or the Senior Independent Director.
      The Group’s policy is to make constructive use of the Annual General Court and all stockholders are encouraged to participate. Stockholders are given the opportunity to ask questions at the Annual General Court. The notice of the Annual General Court is issued at least 20 working days before the meeting in line with the requirements of the Combined Code. At the Annual General Court separate resolutions are proposed on each substantially separate issue and when an issue has been determined at the meeting by way of poll, the proportion of votes for, against and abstaining from that resolution is indicated. It is usual for all Directors to attend the Annual General Court and to be available to meet stockholders and for the chairmen of the Group Audit Committee, the Group Nomination and Governance Committee and the Group Remuneration Committee to be available to answer relevant questions. In addition a ‘Help Desk’ facility is available at the meeting to assist stockholders to resolve any specific queries they may have.

Item 8	FINANCIAL INFORMATION
      See pages F-1 through F-133.
DIVIDEND POLICY
      The table below provides a summary of dividends per unit of Ordinary Stock paid in respect of the past five financial years.

	Dividends	Translated into
	per unit of	U.S. cents
	Ordinary Stock	per Unit of
Dividend Payment Date	(in euro cents)	Ordinary Stock(1)

Financial Year ended March 31, 2007
July 27, 2007 (2)	39.40	53.27
January 16, 2007	21.00	27.13
Financial Year ended March 31, 2006
July 28, 2006	34.30	43.73
January 11, 2006	18.20	22.09
Financial Year ended March 31, 2005
July 15, 2005	29.00	34.91
January 5, 2005	16.60	22.06
Financial Year ended March 31, 2004
July 16, 2004	26.60	33.08
January 6, 2004	14.80	18.90
Financial Year ended March 31, 2003
July 18, 2003	23.80	26.75
January 7, 2003	13.20	13.75

(1)	Translated at the Noon Buying Rate on the dates of payment.

(2)	Translated at the Noon Buying Rate on June 29, 2007.
      The Group’s dividend policy is based on the medium term outlook for earnings. Total dividend for 2006/07 at 60.4 cents was covered 2.9 times based on earnings per share of 172.2 cents.

LEGAL PROCEEDINGS
      There are no legal or arbitration proceedings, including governmental proceedings, pending or known by the Bank to be contemplated involving the Group which may or have had in the recent past a significant effect on the financial position on profitability of the Group taken as a whole.
PROSPECTIVE ACCOUNTING CHANGES/ IMPACT OF NEW ACCOUNTING POLICIES
IFRS
      The following standards/amendments to standards have been approved by the IASB and adopted by the EU but have not yet been adopted by the Group. These will be adopted in 2007 and thereafter.
      Amendment to IAS 1 — Capital Disclosures (effective periods beginning on or after January 1, 2007). This amendment requires disclosure, both quantitative and qualitative, of an entity’s objectives, policies and processes for managing capital. It has been adopted by the Group in the accounting period commencing April 1, 2007. The impact is not expected to be material in terms of Group reporting.
      IFRS 7 — Financial Instrument disclosures (effective periods beginning on or after January 1, 2007). This standard has been adopted by the Group in the accounting period commencing April 1, 2007. It updates and augments the disclosure requirements of IAS 30, IAS 32 and IFRS 4 and will require additional qualitative and quantitative disclosures relating to risk management policies and processes.
      IFRIC 8 — Scope of IFRS 2 Share-Based Payment (effective periods beginning on or after May 1, 2006). This interpretation is unlikely to have any impact on the Group as all share-based payment transactions in the Group are made for identifiable services.
      IFRIC 9 — Reassessment of Embedded Derivatives (effective periods beginning on or after June 1, 2006). This interpretation requires an entity to assess whether a contract contains an embedded derivative at the date an entity first becomes party to a contract and prohibits reassessment unless there is a change to the contract that significantly modifies the cash flows. It is not expected to have a material impact on the Group.
      The following standards/amendments to standards have been approved by the IASB but not yet adopted by the EU and have not been early adopted by the Group.
      IFRS 8 — Operating Segments (effective for the period beginning on or after January 1, 2009). This standard replaces IAS 14 Segment Reporting and requires an entity to base their segmental reporting on the information that is reported internally to management. The impact is not expected to be material in terms of Group reporting
      IFRIC 10 — Interim Financial Reporting and Impairment (effective periods beginning on or after November 1, 2006). This interpretation clarifies that any impairment losses on goodwill and equity instruments in an interim period may not be reversed in subsequent interim periods. It is not expected to have a material impact on the Group.
      IFRIC 11 — Group and Treasury Share Transactions (effective periods beginning on or after March 1, 2007). This interpretation deals with accounting for share based payments at subsidiary level hence it is not expected to impact on the Group.
      IFRIC 12 — Service Concession Arrangements (effective periods beginning on or after January 1, 2008). This interpretation deals with entities providing public services, hence it is not expected to impact on the Group.
      Amendment to IAS 23 — Borrowing Costs (effective periods beginning on or after January 1, 2009). This amendment requires an entity to capitalise borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. It is not expected to impact on the Group.

U.S. GAAP
      The following accounting standards have been issued by the Financial Accounting Standards Board (“FASB”) which will become effective and impact future financial statements.
SFAS 156 — Servicing of Financial Assets — an amendment to SFAS 140
      SFAS 156, issued in March 2006, requires an entity to recognise a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. An entity is required to initially recognise all separately identified servicing assets and liabilities at fair value. SFAS 156 permits an entity to choose between the amortisation or fair value measurement methods as a subsequent measurement method. The adoption of SFAS 156 is not expected to have a material effect on the U.S. GAAP information in the Group’s financial statements.
SFAS 157 — Fair Value Measurements
      SFAS 157, issued in September 2006, defines fair value, establishes a framework for measuring fair value in U.S. GAAP and required expanded disclosures about fair value measurements. SFAS 157 applies under many other U.S. GAAP accounting pronouncements that require or permit fair value measurement, although it does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Group is currently evaluating the impact that adoption of SFAS 157 will have on its U.S. GAAP financial statements.
SFAS 159 — The Fair Value Option for Financial Assets and Financial Liabilities
      SFAS 159, issued in February 2007, establishes a fair value option under which an entity may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities on a contract-by-contract basis, with changes in fair value recognised in earnings as these changes occur. SFAS 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The Group is currently studying the effect that adoption of SFAS 159 will have on its U.S. GAAP financial statements.
Interpretation No. 48 — Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109
      In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 establishes threshold and measurement attributes for financial statement measurement and recognition of tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, and will first apply to the Group’s financial statements for the year ended March 31, 2008. Adoption of FIN 48 in those financial statements is not expected to have a material effect on the opening net assets of the Group and it is not expected that an adjustment to opening reserves will be required on transition. It is difficult to predict how unrecognised tax benefits will change during the year ended March 31, 2008 and it is reasonably possible that significant changes in the gross balance could take place as computations under enquiry are agreed and uncertainties resolved. However it is considered unlikely that there will be a material effect on the income statement for that year given the diversity of issues and the varying timescales anticipated for each of these to be resolved.

Item 9	THE OFFER AND LISTING
NATURE OF THE TRADING MARKET
      As at June 29, 2007 the authorised capital stock of the Group was made up of €960,000,000 divided into 1,500,000,000 units of Ordinary Stock of €0.64 each, U.S. $200,000,000 divided into 8,000,000 units of Non-Cumulative Preference Stock of U.S. $25 each, STG£100,000,000 divided into 100,000,000 units of Non-Cumulative Preference Stock of STG£1 each, €127,000,000 divided into 100,000,000 units of Non-Cumulative

Preference Stock of €1.27 each, 100,000,000 undesignated Dollar Preference Stock of U.S.$0.25 each, 100,000,000 undesignated sterling preference stock of Stg£0.25 each, and 100,000,000 undesignated euro preference stock of €0.25 each.
      As at June 29, 2007, there were 985,285,020 units of Ordinary Stock of €0.64 each issued and outstanding. As at June 29, 2007, 1,876,090 units of Sterling Preference Stock and 3,026,598 units of Euro Preference Stock were in issue.
      The principal trading markets for the Ordinary Stock are the Irish Stock Exchange and the London Stock Exchange.
      As at June 29, 2007, 73 companies were quoted on the Irish Stock Exchange; these companies had a combined market capitalization of more than €199.3 billion at that date. The 10 companies with the largest market capitalizations accounted for over 79% of the exchange’s total market capitalization.
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

	Ordinary Stock		ADSs

	High	Low	High	Low

	(in euro)		(in dollars)
Financial Year ended March 31,
2003	14.05	8.70	52.40	34.70
2004	11.85	9.80	60.20	42.60
2005	13.24	9.70	70.60	47.12
2006	15.50	11.65	76.00	60.10
2007	18.65	13.10	97.98	66.38

	Ordinary Stock		ADSs

	High	Low	High	Low

	(in euro)		(in dollars)
Financial year 2005/2006
First quarter	13.42	11.65	65.57	60.63
Second quarter	13.89	12.61	68.72	62.51
Third quarter	13.80	12.35	66.31	60.10
Fourth quarter	15.50	13.50	76.00	65.62
Financial year 2006/2007
First quarter	15.35	13.10	75.94	66.38
Second quarter	15.42	13.15	79.44	67.19
Third quarter	17.50	15.20	92.17	77.60
Fourth quarter	18.65	15.89	97.98	85.93
Financial year 2007/2008
First quarter	16.85	14.78	91.00	80.46
Month ended
January 2007	18.00	17.12	93.50	88.80
February 2007	18.65	17.25	97.98	90.70
March 2007	17.41	15.89	92.60	85.93
April 2007	16.70	15.66	91.00	85.63
May 2007	16.85	15.85	90.90	86.21
June 2007	16.15	14.78	87.10	80.46
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

Dividend Rights

Under Irish law, and under the Bye-Laws of the Group, dividends are payable on the Ordinary Stock of the Bank only out of profits available for distribution. Holders of the Ordinary Stock of the Bank are entitled to receive such dividends as may be declared by the stockholders General Court, provided that the dividend cannot exceed the amount recommended by the Directors. The Bank may pay stockholders such interim dividends as appear to the Directors to be justified by the profits of the Bank. Any dividend which has remained unclaimed for 12 years from the date of its declaration may be forfeited and cease to remain owing by the Bank.

Voting Rights

Voting at any General Court is by a show of hands unless a poll is properly demanded. On a show of hands, every stockholder who is present in person or by proxy has one vote regardless of the number of units of stock held by him. On a poll, every stockholder who is present in person or by proxy has one vote for every unit of Ordinary Stock of €0.64 each. A poll may be demanded by the chairman of the meeting or by at least nine members of the Group present in person or by proxy and entitled to vote on a poll. The necessary quorum for a General Court is 10 persons present in person or by proxy and entitled to vote.

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

The capital of the Bank is divided into Ordinary Stock and Non-Cumulative Dollar Preference Stock, Non-Cumulative Sterling Preference Stock and Non-Cumulative Euro Preference Stock. At June 29, 2007 there were in issue 1,876,090 units of Non-Cumulative Sterling Preference Stock and 3,026,598 units of Non-Cumulative Euro Preference Stock. The holders of Non-Cumulative Sterling and Euro Preference Stock are entitled to a fixed annual dividend in accordance with the terms and conditions relating to the issue of the Preference Stock. Any dividend which has remained unclaimed for 12 years from the date of its declaration may be forfeited and cease to remain owing by the Bank.

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

Bye-Law 7 enables the Directors to issue and allot new Preference Stock (the “2005 Preference Stock”) which can be either redeemable or non-redeemable, and can be denominated in U.S. dollars, in euro or in sterling. Any Preference Stock issued under Bye-Law 7 will rank equivalently to the existing Euro and Sterling Preference Stock as regards entitlements to dividends. On March 2, 2005, BOI Capital Funding (No. 1) LP, a limited partnership organised under the law of England and Wales, issued Preferred Securities to a value of €600,000,000, which qualify as an Alternative Capital Instrument (“ACI”) for the purposes of the capital adequacy requirements of the Financial Regulator and thus contribute to the capital base of the Bank. On January 27, 2006, BOI Capital Funding (No. 2) LP, a limited partnership organised under the Law of England and Wales, issued Preferred Securities to a value of U.S.$800,000,000. On February 3, 2006, BOI Capital Funding (No. 3) LP, a limited partnership organised under the law of England and Wales, issued Preferred Securities to a value of U.S.$400,000,000. On September 19, 2006 BOI Capital Funding (No. 4) LP, a limited partnership established under the law of England and Wales, issued Preferred Securities to a value of Stg£500,000,000. Bye-Law 7 permits the substitution of all the outstanding Preferred Securities in the event of the occurrence of a Trigger Event. A Trigger Event will occur when the capital adequacy requirements of the Financial Regulator have been, or are expected to be, breached.

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

6.	Limitation on the Rights to Own Securities

Neither the Charter nor the Bye-Laws impose restrictions on the right of non-resident or foreign shareholders to own securities in the Group. See, however, “Exchange Control and Other Limitations Affecting Security Holders” on page 104, for restrictions imposed in the context of EU and UN sanctions.

7.	Further Capital Calls

Bye-Laws 17 to 22 deal with the mechanisms that enable the Directors to make calls upon members in respect of any moneys unpaid on their stock. All of the issued Ordinary and Preference Stock is fully paid up.

8.	Limitation on a Change of Control

Not applicable.

9.	Disclosure of Stock Ownership

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

10.	Employee Share Schemes, Long Term Incentive Plan and Executive Stock Option Schemes

Stockholders of the Bank have from time to time approved (and renewed) executive stock option schemes and more broadly based employee profit participation plans.

The Group Sharesave Scheme (1999), established under similar enabling legislation in both Ireland and the United Kingdom, enables participating employees, who enter into a savings related contract, to be granted an option to acquire units of Ordinary Stock on completion of that contract at a price related to the market price which prevailed at the time of the granting of the option. Eligible employees, whose remuneration is subject to Irish or UK income tax, may be awarded options over stock the exercise price of which may be set at a discount of up to 25% of the prevailing stock market price (20% in the UK). Participants must take out an approved savings contract and may contribute from €12 to €320 per month.

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

The Group Staff Stock Issue Scheme (2006) was established under profit sharing legislation and approved by the Revenue Commissioners in Ireland. All Irish-resident employees (including executive directors of the Bank and of participating companies) are eligible to participate in the scheme. As presently implemented the scheme allows the Group to make an award of free stock up to a maximum of 6% of the salary of eligible employees in any one year, up to a ceiling of €12,700. Subject to being held in trust for a period of three years, the stock is passed to the employee tax free and is thereby a very tax efficient mechanism for creating employee stock ownership. The amount of stock allocated by the directors reflects the Group’s performance but cannot exceed 5% of the consolidated profits of the Group in any year. The Stock Incentive Plan (2003) approved by the Inland Revenue of the United Kingdom, makes similar provisions for employees of the Bank or any participating company resident in the United Kingdom.

The Restricted Stock Plan (2006) makes provision for the award, to U.S.-based employees of the Bank or participating subsidiaries, of Ordinary Stock of the Bank. Eligible employees must have been in continuous employment with the Bank or a participating subsidiary for a period of at least 12 months. As in the case of the Staff Stock Issue (2006), stock awarded under the Restricted Stock Plan must be held for at least three years, and the maximum award cannot exceed 6% of the base salary in any year. Awards will be made at the discretion of the Directors, by reference to the profitability of the Bank, but may not exceed, other similar schemes, when cumulated with 5% of the consolidated profits of the Bank. No awards have been made under this plan.

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

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
      There are no restrictions under the Bye-Laws of the Group, presently in force, that limit the right of non-resident or foreign owners, as such, to hold securities of the Group freely or, when entitled, to vote such securities freely. There are currently no Irish foreign exchange controls or laws restricting the import or export of capital, although the Council of the European Union does have the power, under Articles 58 to 60 of the Treaty establishing the European Community, to impose restrictions on capital movements to and from third countries. There are currently no restrictions under Irish law affecting the remittance of dividends, interest or other payments to non-resident holders of securities of the Group, except in respect entities and/or individuals detailed in relevant European Union and United Nations sanctions listings received from the Financial Regulator from time to time, for example members of the Taliban and Al-Qaeda networks. The Group also complies with applicable requirements arising in respect of non-cooperative countries and territories (“NCCT”), pursuant to the NCCT initiative of the Financial Action Task Force.
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
      For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ADSs or units of Ordinary Stock that is, for U.S. Federal income tax purposes, (i) a citizen or resident of the United States, (ii) a United States domestic corporation or an entity taxable as a corporation, (iii) an estate whose income is subject to U.S. Federal income tax regardless of its source, (iv) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorised to control all substantial decisions of the trust.
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

Irish Taxation
      Dividends paid by an Irish resident company do not carry a tax credit and are generally subject to Dividend Withholding Tax (“DWT”) at the standard rate of income tax, currently 20%. This could include dividends paid by the Group with respect to Ordinary Stock or ADSs. There are a number of exemptions available from DWT including: (i) for Ordinary Stock, where the recipient is an Eligible U.S. Holder who completes a relevant declaration and submits same to the Group’s Registration Department prior to the due date of payment of the relevant dividend; and (ii) in relation to dividends paid with respect to ADSs as evidenced by an ADR, where the beneficial holder’s address on the register of depositary receipts is located in the United States and is held by the Bank of New York or other “qualifying intermediary” as defined in section 172E Irish Taxes Consolidation Act 1997 (or see list at http://www.revenue.ie/leaflets/dwtinfv3.pdf.) or by any intervening “specified intermediary” as defined in section 172F Irish Taxes Consolidation Act 1997.
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
      Gain on Disposition. A gain realised on the disposition of ADSs or units of Ordinary Stock by a U.S. Holder who is not resident or ordinarily resident in Ireland for Irish tax purposes is not subject to Irish Capital Gains Tax unless such ADSs or units of Ordinary Stock are held in connection with a trade or business carried on by such holder in Ireland through a branch or agency.
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
United States Federal Income Taxation
      Dividends. Under the Code, the gross amount of any dividend (including any related applicable DWT) paid by the Group to a U.S. Holder out of its current or accumulated earnings and profits (as determined for U.S. Federal income tax purposes) is subject to U.S. Federal income taxation. Dividends paid to a non-corporate U.S. Holder in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to the holder at a maximum federal tax rate of 15% provided that the ADSs or units of Ordinary Stock are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by the Group with respect to its ADSs or units of Ordinary Stock generally will be qualified dividend income. The dividend will not be eligible for the dividends received deduction generally allowed to corporations. The amount of any dividend will be the U.S. dollar value of the euro payment (determined at the spot U.S. dollar/euro exchange rate) on the date of actual or constructive receipt by the U.S. Holder, in the case of units of Ordinary Stock, or by the Depositary in the case of ADSs, regardless of whether the payment is converted into dollars. Gain or loss, if any, recognised by a U.S. Holder on the sale or disposition of euros as a result of currency exchange rate fluctuations generally will be ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. Federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the ADSs or units of Ordinary Stock and thereafter as capital gain.
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
      Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to separate classes of income. Dividends paid by the Group with respect to ADSs or units of Ordinary Stock in taxable years beginning before January 1, 2007, are foreign source “passive” income or, in the case of certain U.S. Holders, “financial services” income and in taxable years beginning after December 31, 2006, “passive” income or “general” income. In either case, foreign tax credits allowable with respect to each class of income cannot exceed the U.S. Federal income tax otherwise payable with respect to such class of income.
      Gain on Disposition. Upon the sale, exchange or other disposition of ADSs or units of Ordinary Stock, a U.S. Holder will recognise gain or loss, if any, equal to the difference between the U.S. dollar amount realised upon the sale, exchange, or other disposition and the U.S. Holder’s tax basis in the ADSs or units of Ordinary Stock. Such gain or loss generally will be capital gain or loss. Capital gain of a non-corporate U.S. Holder that is recognised in taxable years beginning before January 1, 2011 is generally taxed at a maximum federal tax rate of 15% where the U.S. Holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
      The Group believes that ADSs and units of Ordinary Stock should not be treated as stock of a Passive Foreign Investment Company (“PFIC”) for United States federal income tax purposes with respect to current or future taxable years, but this conclusion is a factual determination that is made annually and thus may be subject to change. If, contrary to the Group’s belief, the Group were to be treated as a PFIC, a gain realised on the sale or other disposition of a U.S. Holder’s ADSs or units of Ordinary Stock would in general not be treated as a capital gain. Instead, a U.S. Holder would be treated as if it had realised such gain and certain “excess distributions” ratably over its holding period for the ADSs or units of Ordinary Stock and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a U.S. Holder’s ADSs or units of Ordinary Stock will be treated as stock in a PFIC if the Group were a PFIC at any time during such U.S Holder’s holding period in its ADSs or units of Ordinary Stock. Dividends received by a U.S. Holder from the Group will not be eligible for the special tax rates applicable to qualified dividend income if the Group is treated as a PFIC with respect to such U.S. Holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.
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
Item 11     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
RISK MANAGEMENT AND CONTROL
      Risks are unexpected future events that could influence the achievement of Bank of Ireland’s financial, capital or other organizational objectives. One of the Group’s core business objectives is to engage in calculated, profitable risk-taking, applying strong risk management skill as a source of competitive advantage to ensure risk diversification and the achievement of target returns. Proactive identification and management of risk is therefore central to delivery of the Bank of Ireland Group strategy and underpins operations throughout the Group. Prudent risk management, has traditionally been and continues to be synonymous with the Group’s management style.
Risk Management Approach
      The Group follows an integrated approach to risk management to ensure that all material classes of risk are identified and assessed and that its risk management strategy, capital management strategy and overall business strategy are aligned.
      The Group Risk function is headed by the Group Chief Risk Officer (GCRO) who is a member of the Group Executive Committee. The GCRO reports directly to the Group Chief Executive and is responsible for oversight of key risk categories including formulation of risk appetite recommendations, establishment of integrated Group-wide risk measurement and management standards and the embedding of effective individual risk management responsibility at all levels of management.
      The Group’s approach to risk management is based on line management having primary responsibility for management of risk in individual businesses. To balance individual responsibility, risk is subject to independent oversight and analysis by five centrally based risk management functions reporting to the Group Chief Risk Officer:

•	Credit (including Group Credit Review);

•	Market Risk;

•	Operational Risk;

•	Office of the Group Chief Risk Officer; and

•	Regulatory Risk & Compliance.
      These risk management functions assist the GCRO in the formulation of risk policies and strategies, which are approved through the Group Risk Governance Framework (see below). These specialist teams work together to identify, measure, analyse, monitor, control and report on risks. Risk measurement systems are in place to facilitate monitoring and analysis of risk to ensure compliance with Regulatory requirements.
      In discharging the core responsibility of risk oversight above, the GCRO provides independent advice and constructive challenge to the Group Executive on all business decisions. The role directly influences business decisions by:

(a)	Emphasising a portfolio approach to risk management in addition to a transactional approach;

(b)	Leading the discussion on the setting of risk appetite and;

(c)	Providing appropriate risk measurements to influence the assessment of business performance and corporate development and

(d)	Structuring business growth aspirations in a manner consistent with the Group’s risk appetite.
      Group Finance and Group Internal Audit, which both report to the Group Chief Financial Officer, are also critical control functions.
Group Risk Governance Framework
      The Court of Directors is responsible for approving high-level policy and strategic direction in relation to the nature and scale of risk that the Group is permitted wishes to achieve its corporate objectives.
      Specifically, the Court:

•	Ensures that management is accountable for the effective identification, measurement and control of all key risks and that these risks are adequately covered by capital.

•	Ensures that management cannot materially alter the nature or scale of risk assumed by the Group without reference to the Court.

•	Approves the terms of reference, operating parameters and membership of Group Risk Policy Committee (“GRPC”).

•	Approves the Group Risk Framework and Group Credit Policy and all material changes thereto.

•	Approves the Group’s risk appetite and loss tolerance.

•	Approves other key high-level risk limits as required by risk policies.

•	Reviews regular reports on the size and composition of all key risks.

•	Reviews the proceedings of GRPC.
      GRPC, which is chaired by the GCRO, is the most senior executive committee with responsibility for risk management. Its membership includes Executive Directors and it is formally constituted as a sub-committee of the Court. GRPC exercises authority delegated by the Court to approve business initiatives, which have material implications for the level or composition of risk, consistent with high-level policy as approved by the Court. In addition to considering specific risk issues, the GRPC is responsible for reviewing overall Group risk on a portfolio basis.
      The GRPC, in turn, delegates specific responsibility for oversight of the major classes of risk (credit, market, liquidity, operational, regulatory) to specific committees and individuals which are accountable to it. These committees include:

•	Group Credit Committee — approval of all large credit transactions;

•	Portfolio Review Committee — composition of the Group’s loan portfolio;

•	Group Asset and Liability Committee (ALCO) — market, liquidity risk and capital;

•	Risk Measurement Committee — credit risk measurement and risk model validation

•	Group Operational Risk Committee — operational risk;

•	Group Regulatory Risk and Compliance Committee — regulatory risk and compliance;

•	Group Debt Underwriting Committee — control and oversight of debt underwriting transactions;

•	Private Equity Governance Committee — approval of equity investments;

•	Group Tax Committee — oversight of tax policy; and

•	Basel II Steering — governance & oversight of Basel II Programme.
Risk Concentrations
      Undue concentrations can lead to increased volatility in the Group’s expected outcomes. It is the policy of the Group to avoid undue counter-party/ name-level, industry/ sector, product, geography or other forms of significant connected risk in its credit books. Monetary risk limits and guide-points are set by GRPC or its sub-committees and, as necessary, approved by the Court of Directors. Avoidance of such risk is therefore a cornerstone of the Group’s approach to risk management.
Risk Appetite
      The Group’s risk appetite is determined on the basis that it aims to deliver sustainable growth through the pursuit of reasonable business opportunities, which can be risk-managed effectively. Where relevant, appetite for particular levels of risk is defined and measures adopted to inform judgements about the acceptability of current or projected risk profiles. Risk Appetite defines how much risk the Group is willing to take based on three fundamental principles:

•	Ensure Short-Term Financial Stability (e.g. Loss Tolerance/ Earnings volatility)

•	Maintain Capital Levels (e.g. Economic Capital, Target Capital Levels)

•	Protect the Long Term Group Franchise (e.g. Target Debt Rating, Use of Risk/ Capital in Strategic Decisions)
      To assess the degree to which the Group is operating within its risk appetite, loss tolerance and other risk limits, the GRPC and the Court of Directors regularly review key risk and capital indicators. This is in addition to detailed risk information regularly reviewed by the Group’s Credit, Market and Operational Risk functions and by Business Units (as specified in the separate policy documents of these functions and units).
Stress Testing/ Scenario Analysis
      As a core part of its risk management framework, the Group performs firm-wide scenario-based stress tests. Semi-annual scenario based stress tests are applied to examine the impact of extreme events. Impacts are measured in terms of resulting losses and Economic Capital.
      The stress tests assist GRPC and the Court of Directors to determine whether the Group would be comfortable with the possible financial volatility consequences of a set of scenarios, taking account of target capital ratios, dividend cover and loss tolerance.
Basel II
      The Group has submitted its application to the Financial Regulator for qualification under the Basel II Foundation Internal Ratings Based approach in June 2007 under Pillar 1 along with our assessment of capital adequacy under Pillar 2. In common with many other diversified financial services organisations, we anticipate a modest reduction in our minimum capital requirements under Basel II.

CREDIT RISK
      Credit risk reflects the risk that a counter-party will be unable to meet its contractual obligations to the Group in respect of loans or other financial transactions, thereby causing the Group to incur a loss. The Group’s exposure to credit risk is governed by policy approved by the Court of Directors, on the recommendation of GRPC.
Lending Authorities
      The Group has a credit risk management system, which operates through a hierarchy of authorities, which are related to internal loan ratings. All exposures above certain levels require the approval of the Group Credit Committee. Exposures below Group Credit Committee’s authority are approved according to a system of tiered authorities. Employees are allocated lending limits according to credit competence, proven judgment, experience and the nature and scale of lending in their business unit. Lending proposals above the relevant limits are referred to a divisional credit function or to Group Credit for independent assessment, formulation of a recommendation and subsequent adjudication by the appropriate authorities, which include Heads of Divisions, Senior Executives and the Group Credit Committee. Existing credit risk is reviewed periodically with lower quality exposures subject to greater intensity of supervision and management.
Credit Policy
      The core values governing the provision of credit are contained in the Group and Unit Credit Policies which are approved and reviewed by GRPC/ Head of Group Credit and, where appropriate, by the Court of Directors. The Unit Credit Policies define in greater detail the credit approach appropriate to the units concerned, taking account of the markets in which they operate and the products they provide. Procedures for the approval and monitoring of exceptions to policy are clearly set out in each document. In a number of cases these unit policies are supplemented by Sectoral Credit Policies. Lending caps are put in place when it is considered appropriate to limit exposure to certain sectors. An independent function (within Group Credit), Group Credit Review, reviews the quality and management of risk assets across the Group and reports to Group Risk Policy Committee on a quarterly basis.
Country/ Bank Limits
      The Group is exposed to country risk predominantly through Global Markets’ counterparty exposures to banks and as a result of the increasing international focus of its specialist niche businesses. Country risk exposures are managed within a framework approved by the Court. Maximum exposure limits and maturity limits are approved annually by the Group Risk Policy Committee on the basis of external ratings supported by internal country risk models. Maximum exposure limits are approved by GRPC for each rating of bank based on credit risk modeling techniques combined with expert judgment.
Rating Methodologies
      The use of credit rating models, which measure the degree of risk inherent in lending to specific counterparties, is central to Credit Risk Management within Bank of Ireland. The primary measures by which credits are assessed are probability of default (“PD”), exposure at default (“EAD”) and loss given default (“LGD”) metrics, which are complemented by expert judgment. Statistical scoring techniques are used by the Group to assess the quality of consumer loans, both at the application stage and for ongoing portfolio management. The scoring system is continuously refined and validated to ensure that all new and existing lending meets predefined criteria, which ensures that the level of risk incurred is acceptable to the Group.
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

      The Group’s rating system for larger transactions utilises financial and nonfinancial information to determine the level of transaction risk and ensure that an appropriate level of return is earned.
      An Independent Control Unit validates risk-rating models to ensure that they are compliant with Basel II requirements. This unit reports to the Risk Measurement Committee, which is a sub-committee of GRPC and is responsible for governing the measurement of credit risk and the implementation of risk measurement models across the Group.
Impairment Provisions
      With effect from April 1, 2005 the Group has adopted and applied impairment provisioning methodologies that are in compliance with International Financial Reporting Standards (IFRS). International Accounting Standard (IAS) 39 requires that an incurred loss approach be taken to impairment provisioning.
      All credit exposures, either individually or collectively, are regularly reviewed for objective evidence of impairment; where such evidence of impairment exists, the exposure is measured for an impairment provision.
      Specific provisions are created where there is a shortfall between the amount of the Group’s exposure and the likely recoverable amount. The recoverable amount is calculated by discounting the value of expected future cash flows by the exposure’s original effective interest rate. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the exposure to the net carrying amount.
      Impairment provisions are also recognised for potential losses not specifically identified but which, experience and observable data indicate, are present in the portfolio at the date of assessment. These are described as Incurred but not Reported (IBNR) provisions. Statistical models are used to determine the appropriate level of IBNR provisions. These models are regularly reviewed, and revised where necessary.
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
      There is also a difference between the provisioning methodology for residential mortgages applied in Ireland and that in the United Kingdom. In Ireland, the aggregate of individual loan loss provision figures represents the total provision reported in the financial accounts. In the United Kingdom, the figure reported in the accounts is the aggregate of individual provisions, discounted by a factor. The factor reflects the percentage of provisions which, in the Group’s experience, have historically crystallised as actual loan losses. This is a less conservative approach to that employed in Ireland but is in line with accepted practice in the United Kingdom mortgage sector.

MARKET RISK
Policy and Governance
      Market risk is the potential adverse change in Group income or the value of net worth arising from movements in interest rates, exchange rates or other market prices. Market risk arises from the structure of the balance sheet, the Group’s business mix and discretionary risk-taking. The Group recognises that the effective management of market risk is essential to the maintenance of stable earnings, the preservation of stockholder value and the achievement of the Group’s corporate objectives.
      The Group’s exposure to market risk is governed by policy approved by the Court of Directors and the GRPC. This policy sets out the nature of risk which can be taken, the types of financial instruments which can be used to increase or reduce risk and the way in which risk is measured and controlled.
      It is Group policy that market risk arising from customer business in the Group’s retail, corporate and specialist finance businesses is centralised by way of internal hedging arrangements with Bank of Ireland Global Markets (BoIGM).
      BoIGM is the sole business unit permitted to take discretionary market risk for the Group’s account, subject to strict policies, limits and other controls. Discretionary market risk arises where customer business is allowed to remain unhedged, in whole or in part, or where risk is pro-actively assumed in wholesale financial markets in expectation of favourable market movement. In the year ended March 31, 2007, discretionary risk arose predominately from positions in money-market borrowing and lending, interest rate futures, bond futures, interest rate swaps, spot foreign exchange and, to a small extent, from positions in interest-rate and currency options. Discretionary market risk can include both Trading and Banking Book positions within the meaning of these terms in the EU’s Capital Requirements Directive (see below).
Risk Measurement and Control
      A Value at Risk (“VaR”) approach is used to measure and limit discretionary market risk in BoIGM. VaR provides an estimate of the potential mark-to-market loss on a set of exposures over a specified time horizon at a defined level of statistical confidence. In the Group’s case, the horizon is one day and the confidence level is 97.5%. This implies that, on any given day, VaR provides an estimate of potential loss that has no more than a 2.5% probability of being exceeded.
      VaR is measured using a variance-covariance matrix approach. Matrices are updated weekly using the Exponentially Weighted Moving Average (“EWMA”) methodology.
      The Group uses a variety of ex-post tests to assess the reliability of its VaR modelling and these tests have been supportive of the methodology and techniques used.
      The Court of Directors approves an overall VaR limit, which is a quantification of the Group’s appetite for discretionary market risk. The Group Asset and Liability Committee (ALCO) approves VaR sub-limits for BoIGM. These limits are set by principal risk type (interest rate, foreign exchange and credit spread) and by currency or currency pair. Market risk limits are rigorously enforced and compliance is monitored by ALCO.
      Management recognises that VaR is subject to certain inherent limitations. The past will not always be a reliable guide to the future and the statistical assumptions employed may understate the probability of very large market moves. For this reason, VaR limits are supplemented by a range of controls which include position limits and loss tolerances. In addition, scenario-based stress testing and long-run historic simulation, which measures the effect of past periods of market stress on current positions, are used to assess and manage discretionary market risk.
      A number of Group businesses, chiefly in retail and business banking, are assigned small operational interest-rate and foreign exchange limits to facilitate efficient hedging. These limits are defined in terms of the impact in net present value (“NPV”) terms of a 1% parallel shift of the yield curve. This measure is supplemented by estimates of maturity mismatch exposure using a methodology which identifies exposure to non-parallel shifts in the yield curve.

Trading and Banking Book Risk
      In BoIGM, discretionary market risk positions are allocated to the Trading or Banking Books in line with the criterion of intent to trade and the other principles set out in the EU’s Capital Requirements Directive (“CRD”). Trading Book positions arise in the main from derivative and foreign exchange transactions executed with customers or through the pro-active assumption of trading positions in these instruments and markets.
      The Group’s Banking Book consists of the non-Trading books in BoIGM and the Group’s retail and corporate deposit and loan books.
      The Banking Book also includes the Group’s net non interest-bearing free funds and the assets held against these liabilities. Free funds consist principally of non interest-bearing current account liabilities, equity and reserves. It is Group policy to invest its free funds, net of non interest-bearing assets, in a passively managed portfolio of fixed-rate assets with an average life of 4 years and a maximum life of 7 years. This portfolio is continuously re-invested to maintain a 4-year average life.
      The table below provides summary statistics for the level of VaR run in BoIGM in its combined Trading and Banking Books and in the Trading Book alone in the year-ended March 31, 2007 and in the preceding year. In all cases, the aggregate VaR is the (undiversified) simple summation of the figures for interest-rate, foreign exchange and credit-spread VaR.

	Year Ended	Year Ended
	March 31, 2007	March 31, 2006

	(in € millions)
Trading and Banking Books in BoIGM
End Year VaR	2.2	3.1
Average VaR	4.0	4.2
Highest VaR	8.2	7.6
Trading Book
End Year VaR	1.6	1.1
Average VaR	1.9	1.8
Highest VaR	3.1	4.0
      Interest rate risk in BoIGM was the predominant source of VaR in 2006/2007. Average interest-rate VaR in the year ended March 31, 2007 was €3.5 million for all BoIGM’s books and €1.3 million in the case of the Trading Book. The corresponding figures for the previous year were €3.8 million and €1.4 million, respectively. Foreign exchange risk was the next most significant source of VaR, while credit spread risk was relatively insignificant.
      Interest rate risk in the Banking Book outside of BoIGM is represented in terms of exposure in NPV terms to a 1% parallel movement of the yield curve. At end March 2007, this sensitivity was €0.3 million in Euro, €0.2 million in Sterling and €0.1 million in U.S. Dollars. These values are representative of the materiality of Banking Book risk outside BoIGM. (The free funds book is deemed to give rise to interest rate risk in the Banking Book only to the extent that the average life of the assets held against free funds deviates from the 4-year benchmark because of the discrete nature of the free-funds investment process.)
      The table in Note 31 to the Consolidated Financial Statements (page F-73) provides an indication of the re-pricing mismatch in the non-Trading Books at March 31, 2007.
Derivatives
      A derivative is a financial contract whose value is linked to movements in interest rates, exchange rates, equity or commodity prices or, more generally, to any objectively measured variable agreed between the parties. Derivative markets are an efficient mechanism for the transfer of risk. The Group uses derivatives to manage the market risks that arise naturally in its retail and wholesale banking activities. In addition, it transacts in derivatives with its business and corporate clients for the purpose of assisting these clients in managing their exposure to changes in interest and foreign-exchange rates. Finally, the Group takes discretionary market risk in derivative markets.
      The Group also uses credit derivatives, on a limited basis, within its Trading Book to take exposure to specific and general credit spread movements and in its Banking Book to provide default protection on specific credit exposures.
      Further details can be found in Note 14 and the accounting policy is set out on page F-17.
Policy
      The Group’s participation in derivatives markets is subject to policy approved by the Court of Directors and, at a more detailed level, by the Group Risk Policy Committee. The Group makes a clear distinction between derivatives which must be transacted on a perfectly-hedged basis, and those whose risks can be managed within broader interest rate or foreign exchange books. Since these broader books can be structured to assume some degree of discretionary risk, derivative positions held within them will not necessarily be exactly hedged.
      Market risk can only be assumed in clearly defined categories of derivative, which are traded in well established, liquid markets, supported by industry standard conventions and documentation and valued in accordance with generally accepted methods. Positions can only be taken in instruments which the business can settle, administer and value, and where the risks can be accurately measured and reflected within exposure against limits.
      BoIGM is permitted to take discretionary risk in non-option derivatives, such as interest rate futures, bond futures, FRAs, interest rate swaps, credit derivatives, forward foreign exchange and currency swaps. In addition, it is permitted to take exposure in the most widely traded option markets, principally options on futures, caps, floors, swap options (swaptions) and conventional currency options.
      Transactions in other, more complex derivatives are almost entirely on a perfectly-matched, back-to-back basis. This category consists predominantly of equity index derivatives, used for the purposes of constructing retail savings products whose performance is linked to equity markets.
Collateral Agreements
      BoIGM has executed Collateral Support Agreements (“CSAs”) with its principal interbank derivatives counterparties and, as a result, a very high proportion of its total interbank derivatives book is covered by CSAs. The purpose of a CSA is to limit the potential cost of replacing derivative contracts at market prices in the event of default by the original counterparty. Under the terms of a CSA, if the aggregate market value of a set of derivative contracts between the two parties exceeds an agreed threshold figure, the party which would be exposed to loss in the event of default receives a deposit of cash or eligible securities equal to the excess aggregate value over the threshold. In BoIGM’s case, valuations are agreed and collateral is typically exchanged on a daily basis and in some cases weekly.
      It is a requirement of policy that BoIGM must be able to value all derivative contracts that are subject to a CSA or obtain valuations from independent third parties. This is to ensure that the correct collateral is exchanged and the CSA provides the appropriate measure of protection against loss.
STRUCTURAL FOREIGN EXCHANGE
      Structural foreign exchange risk is defined as the Group’s non-trading net asset position in foreign currencies. Structural risk arises principally from the Group’s net investments in its sterling-based subsidiaries. A structural open position in a particular currency can also be considered to be a measure of that part of the Group’s capital, which is denominated in that currency. In considering the most appropriate structural foreign exchange position, the Group takes account of the currency composition of its risk-weighted assets and the desirability of maintaining a similar currency distribution of capital. Doing so will ensure that capital ratios are not excessively exposed to changes in exchange rates. The Group’s structural foreign exchange position was as follows:

	March 31, 2007	March 31, 2006

	(in € millions)
GBP	3,980	3,373
U.S.D	256	264

Total structural FX position	4,236	3,637

      The positions indicate that 10% depreciation in the value of the euro against all other currencies at March 31, 2007 would result in a gain taken to reserves of €424 million (2006: €363 million).
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
      Liquidity management within the Group consists of two main functions. The first is day-to-day funding, managed in part by monitoring current and expected future cash flows to ensure the Group’s liquidity needs can be met. Other activities include replenishment of existing funds as they mature or are withdrawn and to satisfy demands for borrowings by customers. The second function is maintaining a portfolio of highly marketable assets that can be easily liquidated as protection against any unforeseen interruption to the Group’s cash flow.
      A significant part of the liquidity of the Group’s banking businesses arises from their ability to generate customer deposits. A substantial proportion of the customer deposit base is made up of current and savings accounts, which, although repayable on demand, have traditionally provided a stable source of funding. Such customer deposits are supplemented by the issuance of subordinated loan capital and by accessing the wholesale funding markets, as well as from direct contact with various customer segments. Wholesale funding sources include deposits taken on the inter-bank market, certificates of deposit, sale and repurchase agreements, the Group’s Canadian, Euro and U.S. Commercial Paper Programmes, the Group’s U.S. and Euro Medium Term Note programmes, a Mortgage Covered Securities Programme and the Securitisation of certain of the Group’s assets.
      The monitoring and reporting of liquidity takes the form of cash flow measurement and projections for future periods, with the 0-8 and 8-30 day periods as two of the key periods of measurement for liquidity management. The Group also operates a contingency liquidity plan for periods of liquidity stress.
      The ability to convert assets quickly is also an important source of liquidity to the Group’s banking business. The Group holds sizeable balances of marketable treasuries and other eligible bills and debt securities which could be disposed of to provide funding should the need arise.
      The Group also complies with prudential liquidity requirements set by the Financial Regulator and, in respect of its operations in other jurisdictions, the regulatory liquidity requirements as specified by the Regulators in such jurisdictions.
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

      The Group’s management of its exposure to operational risk is governed by policy formulated by the Group Operational Risk Committee and approved by the Group Risk Policy Committee, on behalf of the Court. The policy specifies that the Group will operate such measures of risk identification, assessment, monitoring and management as are necessary to ensure that operational risk management is consistent with the approach, aims and strategic goals of the Group, and is designed to safeguard the Group’s assets while allowing sufficient operational freedom to earn a satisfactory return to Stockholders.
      The policy document further sets out the responsibilities of management, the requirement for mandatory reporting of incidents and the role of Group Internal Audit in providing the independent review function.
Operational Risk Management Approach
      The Group has established a formal approach to the management of Operational Risk in the form of the “Operational Risk Management Framework”. The objective of this framework is the identification, assessment, monitoring and management of operational risks, which may impact the achievement of the Group’s business objectives.
      The Operational Risk Management Framework is designed to meet the requirements of good Corporate Governance (e.g. Turnbull), Basel II Accord, The Capital Requirements Directive (“CRD”) and the Bank for International Settlements (“BIS”) Sound Practices Guidance. It consists of:

•	Formulation and dissemination of the Group Operational Risk Policy;

•	Establishment of organisational structures for the oversight, monitoring and management of operational risk throughout the Group;

•	Embedding the Operational Risk Management Process in all business and support units throughout the Group; and

•	Creating awareness throughout the Group of the need to manage operational risk and training of relevant staff in the Operational Risk Management Process.
      This “Framework” is formally reviewed each year to ensure its continuing appropriateness to manage the Group’s exposure to operational risk.
The Operational Risk Management Process
      The Operational Risk Management Process is in six-stages and provides a roadmap from the identification of threats to the achievement of business objectives, through the mitigating effect of controls, to the implementation of action plans where weaknesses have been identified. It is designed to be iterative in nature to ensure it is continually updated and reflects the current risk profile of the Group.
Operational Risk Reporting
      On a semi-annual basis, the business and support units formally reassess their operational risk profile and provide a certified reporting pack to Group Operational Risk. These reports are analysed and consolidated by Group Operational Risk and presented to the Group Operational Risk Committee, Group Risk Policy Committee and the Group Audit Committee. The reporting consists of a number of elements including Risk Maps and commentary, Action Plans for the mitigation of highest rated risks and details and analysis of Loss Events and Near Misses.
      This reporting is supplemented by the submission of Monthly Operational Risk Scorecards by the business and support units. These scorecards are used to give an overview of progress against Action Plans, Key Risk Indicators and critical events.
      The Group’s Operational Risk Management Framework is subject to regular audit by Group Internal Audit.

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
      The Group is subject to extensive supervisory and regulatory regimes principally in Ireland, the UK and the U.S. Effective management of regulatory compliance risk is the primary responsibility of business management. This requires the conduct of business in accordance with applicable regulations and with an awareness of compliance risk.
      The Group is continually upgrading its risks and compliance framework to manage these risks and the Group Regulatory Risk and Compliance function manages the Group’s risks associated with legal compliance, tax compliance, and compliance with anti-money laundering legislation, health and safety and environmental regulations. This function reports to the Group Chief Risk Officer with oversight by the Group Regulatory Risk and Compliance Committee (sub-committee of the GRPC ). The objective of the committee is to define and identify regulatory and compliance risks, devise and implement a framework for their management, report on their status, make recommendations and escalate to senior management as appropriate. The Committee also promotes awareness of regulatory and compliance risks throughout the Group.
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

(a)	Evaluation of Disclosure Controls and Procedures
      An evaluation has been completed under the supervision and with the participation of the Group’s management, including the Group Chief Executive and the Group Chief Financial Officer, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures are defined in Exchange Act Rule 13a-15(e) and generally refer to those controls and procedures designed to ensure that information required to be disclosed in reports filed under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarised and reported within specific time periods. As of the date of the evaluation, the Group’s management, including the Group Chief Executive and Group Chief Financial Officer, concluded that the design and operation of these disclosure controls and procedures were effective. There were no changes in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
(b) Management’s Report on Internal Control over Financial Reporting
      The management of the Group is responsible for establishing and maintaining adequate internal control over financial reporting. The Group’s internal control over financial reporting is a process designed under the supervision of the Group Chief Executive and the Group Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as adopted by the European Union and for the purposes of preparation of reconciliations to U.S. GAAP.
      Management assessed the effectiveness of the Group’s internal control over financial reporting as of March 31, 2007 based on the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of March 31, 2007 the Group’s internal control over financial reporting was effective.
      Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      PricewaterhouseCoopers, an independent registered public accounting firm which has audited the consolidated financial statement of the Group for the fiscal year ended March 31, 2007, has also audited management’s assessment of the effectiveness of the Group’s internal control over financial reporting and the effectiveness of Group’s internal controls over financial reporting. Their report is included herein on page F-3.
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
      During the year, the audit committee adopted a comprehensive policy on the provision of non-audit services to the Group. This policy provides for the pre-approval of all non-audit services as well as the prohibition on the provision of certain other named services by the Group’s auditor, PricewaterhouseCoopers. Management seeks annual pre-approval for certain categories of services which may be rendered by PricewaterhouseCoopers, along with budgets attaching to each category, which cannot be exceeded without the prior approval of the Committee. Any assignment outside of the approved categories or which would cause fees to exceed the agreed budget must be pre-approved by any one member of the Audit Committee and notified to the Audit Committee for ratification at its next meeting. Management reports quarterly to the Audit Committee the amount of fees actually incurred in respect of each category of service. It is Group policy to subject all major consultancy assignments to a competitive tender process (see Note 7 to our Consolidated Financial Statements on page F-37).

Item 16D	Exemptions from the Listing Standards for Audit Committees
      Not applicable.

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
      As at March 31, 2006, 24,994,798 units of Ordinary Stock held by the Group’s life assurance company were categorised as “own shares” and a further 2,054,453 units of Ordinary Stock were purchased by the life assurance company and held for the benefit of policyholders during the year to March 31, 2007. No other share purchases were made during the year.

PART III

Item 17	FINANCIAL STATEMENTS
      (Not responded to as Item 18 complied with)

Item 18	FINANCIAL STATEMENTS
      Financial Statements

Item 19	EXHIBITS

1.1	—	Charter & Acts (incorporated by reference to Exhibit 1.1 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2001, File No. 1-14452).
1.2	—	Bye-Laws
4.1	—	Rules of the Bank of Ireland Group Stock Options Scheme — 2004 (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2001, File No. 1-14452).
4.2	—	Rules of the Bank of Ireland Group Long Term Performance Stock Plan (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2001, File No. 1-14452).
4.3	—	Rules of the Bank of Ireland Group Long Term Incentive Plan 2004 and Executive Stock Option Scheme 2004 (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2006, File No. 1-14452).
4.4	—	Rules of the Bank of Ireland Group Staff Stock Issue 2006 (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2006, File No. 1-14452).
8	—	List of significant subsidiaries — incorporated by reference to page 19 of this Form 20-F.
12.1	—	Certification by the Chief Executive Officer as required by Section 302 of Sarbanes-Oxley Act of 2002.
12.2	—	Certification by the Chief Financial Officer as required by Section 302 of Sarbanes-Oxley Act of 2002.
13.1	—	Certification by the Chief Executive Officer as required by Section 906 of Sarbanes-Oxley Act of 2002.
13.2	—	Certification by the Chief Financial Officer as required by Section 906 of Sarbanes-Oxley Act of 2002.
15.1	—	Consent of Independent Registered Public Accounting Firm.

BANK OF IRELAND GROUP
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Year Ended March 31, 2007

BANK OF IRELAND GROUP
STATEMENT OF DIRECTORS’ RESPONSIBILITIES
      The Directors are responsible for preparing the Annual Report and the financial statements in accordance with International Financial Reporting Standards (“IFRS”) and IFRIC interpretations endorsed by the European Union and with those parts of the Companies Acts, 1963 to 2006 applicable to companies reporting under IFRS and Article 4 of the IAS Regulation and the European Communities (Credit Institutions: Accounts) Regulations, 1992.
      Irish company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Bank and the Group and of the profit or loss of the Group for that period. In preparing these financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state that the financial statements comply with IFRS;

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.
      The Directors confirm that they have complied with the above requirements in preparing the financial statements.
      The Directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Bank and enable them to ensure that the financial statements are prepared in accordance with IFRS and IFRIC interpretations endorsed by the European Union and with those parts of the Companies Acts, 1963 to 2006 applicable to companies reporting under IFRS and Article 4 of the IAS Regulation and the European Communities (Credit Institutions: Accounts) Regulations, 1992. They are also responsible for safeguarding the assets of the Bank and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
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

BANK OF IRELAND GROUP
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Report of Independent Registered Public Accounting Firm
To the Court of Directors and members of The Governor and Company of the Bank of Ireland
      We have completed an integrated audit of The Governor and Company of the Bank of Ireland’s March 31, 2007 consolidated financial statements and of its internal control over financial reporting as of March 31, 2007 and an audit of its March 31, 2006 and March 31, 2005 consolidated financial statements on pages F-5 to F-135 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
Consolidated financial statements
      In our opinion, the accompanying consolidated income statements and the related consolidated balance sheets, consolidated statements of cash flows and, consolidated statements of recognised income and expense present fairly, in all material respects, the financial position of The Governor and Company of the Bank of Ireland and its subsidiaries (the “Group”) at March 31, 2007 and March 31, 2006 and the results of their operations and cash flows for each of the three years in the period ended March 31, 2007, in conformity with International Financial Reporting Standards (IFRSs) as adopted by the European Union. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.
      As discussed in the Basis of Preparation on page F-11 of the consolidated financial statements, the Group adopted International Accounting Standard (IAS) 32 ‘Financial Instruments: Disclosure and Presentation’, IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 4 ‘Insurance Contracts’ in accordance with IFRS as adopted by the European Union. This change was accounted for with effect from April 1, 2005.
      IFRSs as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 47 to the consolidated financial statements.
Internal control over financial reporting
      Also, in our opinion, management’s assessment, included in the accompanying “Management’s Report on Internal Controls over Financial Reporting” as set out in Item 15(b), that the Group maintained effective internal control over financial reporting as of March 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the COSO.
      The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Group’s internal control over financial reporting based on our audit.
      We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards and principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting standards and principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin Ireland
July 24, 2007

BANK OF IRELAND GROUP
CONSOLIDATED INCOME STATEMENT

		Year Ended March 31,

			2006	2005
	Notes	2007	Restated*	Restated*

		€m	€m	€m
Interest Income	2	8,137	5,954	4,263
Interest Expense	2	(5,380)	(3,647)	(2,332)

Net Interest Income		2,757	2,307	1,931
Insurance net premium income		2,188	1,298	1,791
Fees and commissions income		898	912	1,163
Fees and commissions expense		(160)	(170)	(263)
Net trading (expense)/income	3	(70)	30	66
Life assurance investment income and gains	45	247	599	672
Other operating income	4	199	116	98
Profit on disposal of business activities	5	243	176	11
Profit on sale of property	22	87	—	—

Total Operating Income		6,389	5,268	5,469
Increase in insurance contract liabilities and claims paid		(2,213)	(1,666)	(2,222)

Total Operating Income, net of Insurance Claims		4,176	3,602	3,247
Total Operating Expenses	6	(2,159)	(2,020)	(2,051)

Operating Profit before Impairment Losses		2,017	1,582	1,196
Impairment losses	16,17	(103)	(103)	21

Operating Profit		1,914	1,479	1,217
Share of profit of associated undertakings and joint ventures		44	45	30

Profit before Taxation		1,958	1,524	1,247
Taxation	10	(306)	(303)	(256)

Profit for the Period		1,652	1,221	991

Attributable to minority interests		1	(9)	(1)
Attributable to stockholders		1,651	1,230	992

Profit for the Period		1,652	1,221	991

Earnings per unit of €0.64 ordinary stock	11	172.2c	128.5c	104.4c

Diluted earnings per unit of €0.64 ordinary stock	11	171.0c	127.6c	103.6c

*	Restated due to change in accounting policy — see page F-26
      The results for the year ended March 31, 2005 represent the application of International Financial Reporting Standards, with the exception of IAS 32, IAS 39 and IFRS 4 which apply with effect from April 1, 2005.
The notes on pages F-11 to F-135
Form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP
CONSOLIDATED BALANCE SHEET

		At March 31,

			2006
	Notes	2007	Restated*

		€m	€m
ASSETS
Cash and balances at central banks		362	287
Items in the course of collection from other banks		811	930
Central government and other eligible bills	12	11	8
Trading securities	13	520	620
Derivative financial instruments	14	2,849	2,085
Other financial assets at fair value through P/ L	13	12,707	10,438
Loans and advances to banks	15	7,210	12,188
Available-for-sale financial assets	17	33,449	28,205
Loans and advances to customers	16	125,048	101,246
Interest in associated undertakings	18	26	21
Interest in joint ventures	19	73	75
Assets classified as held for sale		83	—
Intangible assets — Goodwill	20	347	375
Intangible assets — Other	20	596	590
Investment property	21	1,142	807
Property, plant and equipment	22	665	860
Deferred tax assets	30	25	30
Other assets	23	2,889	3,447

Total assets		188,813	162,212

EQUITY AND LIABILITIES
Deposits by banks	24	20,405	32,312
Customer accounts	25	72,277	61,710
Items in the course of transmission to other banks		243	284
Derivative financial instruments	14	2,935	1,647
Liabilities to customers under investment contracts		6,736	6,650
Debt securities in issue	26	59,523	36,814
Insurance contract liabilities	44	7,190	5,192
Other liabilities	28	3,983	4,711
Deferred tax liabilities	30	278	207
Provisions	29	87	153
Retirement benefit obligations	34	590	808
Subordinated liabilities	27	7,808	6,493

Total liabilities		182,055	156,981
Equity
Share capital	37	663	663
Share premium account	38	771	767
Retained profit	38	4,672	3,188
Other reserves	38	905	803
Own shares held for the benefit of life assurance policyholders		(287)	(235)

Stockholders’ equity		6,724	5,186
Minority interests	36	34	45

Total equity		6,758	5,231

Total equity and liabilities		188,813	162,212

*	Restated due to change in accounting policy — see page F-26
The notes on pages F-11 to F-135
Form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP
CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

		2006	2005
	2007	Restated*	Restated*

	€m	€m	€m
Net gain on property revaluation/reclassification	18	187	43
Net change in cash flow hedge reserve	135	(7)	—
Net change in Available-for-Sale reserve	(49)	(104)	—
Net actuarial gains/losses in defined benefit pension schemes	190	113	(386)
Foreign exchange translations	49	(17)	(108)

Income/expense recognised in equity	343	172	(451)
Profit for the period	1,652	1,221	991

Total recognised income/expense for the year	1,995	1,393	540

Attributable to:
Equity holders of the parent	1,994	1,402	541
Minority interests	1	(9)	(1)

	1,995	1,393	540

	2007	2006	2005

	€m	€m	€m
Effect of change in accounting policy adjusted against opening retained earnings:
Equity holders of the parent	—	(90)	(48)
Minority interests	—	—	—

	—	(90)	(48)

*	Restated due to change in accounting policy — see page F-26
      The results for the year ended March 31, 2005 represent the application of International Financial Reporting Standards, with the exception of IAS 32, IAS 39 and IFRS 4 which apply with effect from April 1, 2005.
The notes on pages F-11 to F-135
Form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP
CONSOLIDATED CASH FLOW STATEMENT

		31-3-2006	31-3-2005
	31-3-2007	Restated*	Restated*

	€m	€m	€m
Cash flows from operating activities
Profit before taxation	1,958	1,524	1,247
Share of profit of associated undertakings and joint ventures	(44)	(45)	(30)
Profit on disposal of business activity	(243)	(176)	(11)
Profit on disposal of property	(87)	(4)	(8)
Depreciation and amortisation	151	166	177
(Increase)/decrease in prepayments and accrued income	(292)	61	(188)
Increase in accruals and deferred income	323	132	160
Provisions for impairment of loans and advances	103	103	(21)
Loans and advances written off net of recoveries	(34)	(64)	(123)
Revaluation of investment property	(96)	(53)	—
Profit on disposal of investment property	(6)	(49)	—
Interest expense on subordinated liabilities and other capital instruments	381	256	225
Profit on disposal of available-for-sale financial instruments	(10)	(4)	(2)
Charge for share based payments	12	11	11
Amortisation of premiums and discounts	(52)	(98)	15
Amortisation of debt issue expenses	5	2	2

Cash flows from operating activities before changes in operating assets and liabilities	2,069	1,762	1,454

Net (decrease)/increase in deposits by banks	(11,810)	11,484	3,135
Net increase in customer accounts	9,988	1,852	6,844
Net increase in loans and advances to customers	(22,736)	(21,925)	(13,471)
Net decrease/(increase) in loans and advances to banks	3,035	(1,574)	714
Net (increase)/decrease in non investment debt & equity securities	(68)	499	(1,552)
Net increase/(decrease) in derivative financial instruments	621	(340)	—
Net increase in assets at fair value through P/ L	(2,317)	(2,390)	—
Net increase/(decrease) in items in course of collection	83	(319)	19
Net increase in debt securities in issue	22,624	15,604	7,541
Net decrease/(increase) in other assets	191	(571)	(86)
Net increase in other liabilities	1,771	2,763	475
Effect of exchange translation and other adjustments	1	(20)	306

Net cash inflow from operating assets and liabilities	1,383	5,063	3,925

Net cash inflow from operating activities before taxation	3,452	6,825	5,379
Taxation paid	(272)	(230)	(155)

Net cash inflow from operating activities	3,180	6,595	5,224
Investing activities (note a)	(5,792)	(7,391)	(4,037)
Financing activities (note b)	709	1,762	(192)

(Decrease)/increase in cash and cash equivalents	(1,903)	966	995
Opening cash and cash equivalents	6,162	5,217	4,242
Effect of exchange translation adjustments	38	(21)	(20)

Closing cash and cash equivalents (note 40)	4,297	6,162	5,217

*	Restated due to change in accounting policy — see page F-26
      The results for the year ended March 31, 2005 represent the application of International Financial Reporting Standards, with the exception of IAS 32, IAS 39 and IFRS 4 which apply with effect from April 1, 2005.
The notes on pages F-11 to F-135
Form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP
CONSOLIDATED CASH FLOW STATEMENT (Continued)

		31-3-2006	31-3-2005
	31-3-2007	Restated*	Restated*

	€m	€m	€m
(a) Investing activities
Net increase in financial investments	(5,865)	(7,217)	(3,992)
Additions to tangible fixed assets	(57)	(50)	(187)
Disposal of tangible fixed assets	257	60	55
Additions to intangible fixed assets	(109)	(106)	—
Disposal of intangible fixed assets	—	8	—
Purchase of investment property	(263)	(353)	—
Disposal of investment property	30	151	—
Purchase of assets held for sale	(10)	—	—
Disposal of business activities	323	227	63
Cash balances of subsidiary disposed of	(122)	—	(24)
Acquisition of Group undertaking	—	(120)	(105)
Dividends received from joint ventures	68	25	14
(Increase)/decrease in investments in associated undertakings	(4)	1	(3)
Deferred consideration paid	(19)	(18)	—
Net cash balances of Group undertakings acquired	—	1	142
Acquisition of Joint Venture	(21)	—	—

Cash flows from investing activities	(5,792)	(7,391)	(4,037)

(b) Financing activities
Re issue of Treasury stock and issue of ordinary stock	133	48	17
Issue of new subordinated liabilities	1,479	2,414	587
Repayment of subordinated liabilities	—	—	(145)
Interest paid on subordinated liabilities	(361)	(233)	(223)
Equity dividends paid	(524)	(448)	(406)
Dividends on other equity interests	(15)	(13)	(8)
Dividends paid to minority interests	(3)	(6)	(14)

Cash flows from financing activities	709	1,762	(192)

*	Restated due to change in accounting policy — see page F-26
The notes on pages F-11 to F-135
Form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

BANK OF IRELAND GROUP
ACCOUNTING POLICIES
Accounting Policies
      The following are the Bank of Ireland’s principle accounting policies.
Basis of Preparation
      The consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards and International Financial Reporting Interpretations Committee (IFRIC) interpretations endorsed by the European Union (EU) and with those parts of the Companies Act, 1963 to 2006 applicable to companies reporting under IFRS with the European Communities (Credit Institutions: Accounts) Regulations, 1992 and with the Asset Covered Securities Act 2001. The financial statements have been prepared under the historical cost convention as modified to include the fair valuation of certain financial instruments and land and buildings.
      The preparation of the Accounts in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Accounts and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. A description of the estimates and judgments is set out on pages F-30 and F-31.
      Up to March 31, 2005 the Bank of Ireland Group (“the Group”) prepared its Report and Accounts in accordance with Irish Generally Accepted Accounting Principles (IR GAAP). From April 1, 2005 the Report and Accounts have been prepared in accordance with International Financial Reporting Standards and International Financial Reporting Interpretations Committee (IFRIC) interpretations endorsed by the European Union (EU). However because of amendments to IAS 39 during 2004 and 2005 the Group availed of the option in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ to implement IAS 39 “Financial Instruments: Recognition and Measurement”, together with IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IFRS 4 ‘Insurance Contracts’, from April 1, 2005 without restating its March 2005 profit and loss account and balance sheet. Accordingly comparative information for the year ended March 31, 2005 in respect of Financial Instruments and Insurance Contracts is prepared on the basis of the Group’s accounting policies under IR GAAP, see pages F-27 to F-29 for these policies.
      The following table sets out the reconciliation of stockholders’ equity at April 1, 2005 after the application of IAS 32, IAS 39 and IFRS 4.

Stockholders’ equity	March 31, 2005

€m
IFRS excluding IAS 32, IAS 39 and IFRS 4	4,277
Reconciliation adjustments to IAS 32, IAS 39 and IFRS 4:
Reclassification of financial instruments	127
Hedging	15
Write down of VIF in Life business	(251)
Debt/equity reclassification	114
Effective interest rate	20
Treasury shares in BOI Life held on behalf of policyholders	(90)
Other	3

4,215

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)
Comparatives
      Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year. Comparatives for the prior year have been restated for the change in accounting policy as outlined on page F-26.
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
      Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, equity instruments issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement. (See ’Intangible Assets’ for the accounting policy on goodwill.)
      Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.
      Upon adoption of IFRS, the Group availed of the exemption not to restate the Group accounts for any acquisitions or business combinations that took place prior to April 1, 2001.

(2)	Associates and Joint Ventures
      Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.
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
      Unrealised gains on transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s interest in the associate/joint venture; unrealised losses are also eliminated unless the

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)
transaction provides evidence of an impairment of the asset transferred. The Group’s investment in associates and joint ventures includes goodwill (net of any accumulated impairment losses) on acquisition.
      Accounting policies of the associate/joint venture have been changed where necessary to ensure consistency with the policies adopted by the Group.

(3)	Minority Interests
      Transactions with minorities where the Group has control over the entity are accounted for using the “Economic entity model”. This accounting model requires that any surplus or deficit that arises on any transaction(s) with minorities to dispose of or to acquire additional interests in the entity are settled through equity.

(4)	Securitisations
      Certain Group undertakings have entered into securitisation transactions in order to finance specific loans and advances to customers.
      All financial assets continue to be held on the Group balance sheet, and a liability recognised for the proceeds of the funding transaction, unless:

•	Substantially all the risks and rewards associated with the financial instruments have been transferred outside the Group, in which case the assets are derecognised in full; or

•	If a significant portion, but not all, of the risks and rewards have been transferred outside the Group, the asset is derecognised entirely if the transferee has the ability to sell the financial asset, otherwise the asset continues to be recognised only to the extent of the Group’s continuing involvement.
      Where either of the above conditions applies to a fully proportionate share of all or specifically identified cashflows, the relevant accounting treatment is applied to that proportion of the asset.
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
      The results and financial position of all the group entities that have a functional currency different from the presentation currency have been translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the date of the transactions); and

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)

•	All resulting exchange difference are categorised as a separate component of equity.

•	The Group availed of the exemption to deem all accumulated balances arising from translation of foreign subsidiaries to be nil on transition to IFRS on April 1, 2004.
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
      The principal rates of exchange used in the preparation of the accounts are as follows:

	March 31, 2007		March 31, 2006

	Average	Closing	Average	Closing

€/U.S.$	1.2912	1.3318	1.2126	1.2104
€/Stg£	0.6783	0.6798	0.6826	0.6964
Interest Income and Expense
      Interest income and expense are recognised in the income statement for all instruments measured at amortised cost using the effective interest method.
      The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.
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

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)
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
Financial Assets
      The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. Management determines the classification of its financial assets at initial recognition.

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
      A financial asset may be designated as at fair value through the profit and loss account only when

(i)	it eliminates or significantly reduces a measurement or recognition inconsistency, “an accounting mismatch”, that would otherwise arise from measuring assets or liabilities or categorised the gains and losses on them on a different basis; or

(ii)	a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with documented risk management or investment strategy.

(iii)	a contract contains one or more embedded derivatives that either significantly change the cash flows of the contract or the separation of the embedded derivative(s) is not prohibited.

(b)	Loans and receivables
      Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable.

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)

(c)	Held-to-maturity
      Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. Were the Group to sell other than an insignificant amount of held to maturity assets, the entire category would be tainted and would need to be reclassified as available-for-sale.

(d)	Available-for-sale
      Available-for-sale investments are those intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices.
      Purchases and sales of financial assets at fair value through profit or loss, held to maturity and available-for-sale are recognised on trade-date — the date on which the Group commits to purchase or sell the asset. Loans are recognised when cash is advanced to the borrowers. Financial assets are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership.
      Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Gains and losses arising from changes in the fair value of the financial assets at fair value through profit or loss category are included in the income statement in the period in which they arise. Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognised directly in equity, until the financial asset is derecognised or impaired at which time the cumulative gain or loss previously recognised in equity should be recognised in profit or loss. However, interest calculated using the effective interest method is recognised in the income statement. Gains or losses on available-for-sale financial assets arising from changes in exchange rates are recognised in the income statement as they arise. Dividends on available-for-sale equity instruments are recognised in the income statement when the entity’s right to receive payment is established.
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

(e)	Shares in Group Entities
      The company’s investments in its subsidiaries are stated at cost less any impairment.
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

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)
      A liability may be designated as at fair value through the profit and loss account only when

(i)	it eliminates or significantly reduces a measurement or recognition inconsistency, “an accounting mismatch”, that would otherwise arise from measuring assets or liabilities or recognising the gains and losses on them on a different basis; or

(ii)	a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with documented risk management or investment strategy.

(iii)	a contract contains one or more embedded derivatives that either significantly change the cash flows of the contract or the separation of the embedded derivative(s) is not prohibited.
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

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)
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

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)

(d)	Derivatives that do not qualify for hedge accounting
      Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.
Impairment of Financial Assets
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
      Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Group about the following loss events:

(i)	significant financial difficulty of the issuer or obligor;

(ii)	a breach of contract, such as a default or delinquency in interest or principal payments;

(iii)	the Group granting to the borrower, for economic or legal reasons relating to the borrower’s financial difficulty, a concession that the lender would not otherwise consider;

(iv)	it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

(v)	the disappearance of an active market for that financial asset because of financial difficulties; or

(vi)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

(vii)	adverse changes in the payment status of borrowers in the group; or

(viii)	national or local economic conditions that correlate with defaults on the assets in the group.
      The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.
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

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)
      The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.
      For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics (ie, on the basis of the Group’s grading process that considers asset type, industry, geographical location, collateral type, past-due status and other relevant factors). Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.
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
      All other property, plant and equipment, including freehold and leasehold adaptations, are stated at historical cost less accumulated depreciation. Cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or are recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)
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
Investment Properties
      Property held for long-term rental yields and capital appreciation within the life assurance funds is classified as investment property. Investment property comprises freehold and long leasehold land and buildings. It is carried at fair value in the balance sheet based on annual revaluations at open market value and is not depreciated. Changes in fair values are recorded in the income statement. Rental income from investment properties is recognised as it becomes receivable over the term of the lease.
Intangible Assets

(a)	Goodwill
      Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisition of subsidiaries is included in ‘intangible assets’. Goodwill on acquisitions of associates or joint ventures is included in ‘investments in associates’ and ‘investments in joint ventures’ as appropriate. The carrying amount of goodwill in the Irish GAAP balance sheet as at March 31, 2004 has been brought forward without adjustment on transition to IFRS.
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

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)
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
      Computer software is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. The estimated recoverable amount is the higher of the asset’s fair value less costs to sell or value in use.

(c)	Other intangible assets
      Other intangible assets are amortised on a straight-line basis over their useful life and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. The estimated recoverable amount is the higher of the asset’s fair value less costs to sell or value in use.
Non-current assets held for sale
      A non-current asset or a disposal group is classified as held for sale if the following conditions are met:

•	Its carrying amount will be recovered principally through sale rather than continuing use

•	It is available for immediate sale

•	The sale is highly probable within the next twelve months
      When a non-current asset (or disposal group) is initially classified as held for sale, it is measured at the lower of its carrying amount and fair value less costs to sell at the date of reclassification. Prior period amounts are not reclassified.
Provisions
      Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.
      Provision is made for the anticipated costs of restructuring, including related redundancy costs, when an obligation exists. An obligation exists when the Group has a detailed formal plan for restructuring a business and has raised valid expectations in those affected by the restructuring by starting to implement the plan or announcing its main features.
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

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)
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

(b)	Equity compensation benefits
      The Group has a number of equity settled share based payment schemes. The fair value at the date of grant of the employee services received in exchange for the grant of the options or shares is recognised as an expense. The total amount to be expensed over the vesting period is determined on the date the options or shares are granted by reference to their fair value, excluding the impact of any non-market vesting conditions (for example, growth in EPS). Non-market vesting conditions are included in assumptions about the number of options or shares that are expected to vest. At each balance sheet date, the entity revises its estimate of the number of options or shares that are expected to vest. It recognises the impact of the revision of the original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.
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
      Upon transition to IFRS, the Group availed of the exemption only to apply IFRS 2 to share based payments which were granted on or after November 7, 2002 that had not yet vested by January 1, 2005.
(c)  Short term employee benefits
      Short term employee benefits, such as salaries and other benefits, are accounted for on an accruals basis over the period in which the employees’ service is rendered. Bonuses are recognised where the Group has a legal or constructive obligation to employees that can be reliably measured.

(d)	Termination payments
      Termination payments are recognised as an expense when the Group is demonstrably committed to a formal plan to terminate employment before the normal retirement date. Termination payments for voluntary redundan-

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)
cies are recognised where an offer has been made by the Group, it is probable that the offer will be accepted and the number of acceptances can be reliably estimated.
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
      Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates/joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.
      Deferred tax related to fair value re-measurement of available-for-sale investments and cash flow hedges, or related to the revaluation of land and buildings, which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.
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
      Incremental external costs directly attributable to the issue of new equity shares or options or to the acquisition of a business, are shown in equity as a deduction, net of tax, from the proceeds.

(2)	Dividends on ordinary shares
      Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Company’s shareholders. Dividends for the year which are declared after the balance sheet date are dealt with in the dividends per share note (Note 39).

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)

(3)	Treasury shares
      Where the Company or its subsidiaries purchases the Company’s equity share capital, the consideration paid is deducted from total stockholders’ equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders’ equity.
Life Assurance Operations
      In accordance with IFRS 4, the Group classifies all life assurance products as either insurance or investment contracts for accounting purposes. Insurance contracts are those contracts that transfer significant insurance risk. These contracts are accounted for using an embedded value basis.
      Investment contracts are accounted for in accordance with IAS 39. All of the Group’s investment contracts are unit-linked in nature. These contracts are accounted for as financial liabilities whose value is linked to the fair value of the financial assets within the policyholders’ unit-linked funds. The Group will recognise an asset for deferred acquisition costs relating to investment contracts. Up-front fees received for investment management services are deferred.
      The Group recognises the value of in-force life assurance business asset as the present value of future profits expected to arise from contracts classified as insurance under IFRS 4. The asset is determined by projecting the estimated future statutory surpluses attributable to stockholders estimated to arise from insurance contracts. The surpluses are projected using appropriate assumptions as to future investment returns, persistency, mortality and expense levels and include consideration of guarantees and options. These surpluses are then discounted at a risk-adjusted rate. Thus, the use of best estimate assumptions in the valuation of the value of in-force asset ensures that the net carrying amount of insurance liabilities less that the value of in-force assets is adequate.
      The value of in-force asset in the consolidated balance sheet and movements in the asset in the income statement are presented on a gross of tax basis. The tax charge comprises both current and deferred tax expense and includes tax attributable to both stockholders and policyholders for the period.
Premiums and claims
      Premiums receivable in respect of non-unit linked insurance contracts are recognised as revenue when due from policyholders. Premiums received in respect of unit linked insurance contracts are recognised in the same period in which the related policyholder liabilities are created.
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

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)
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
Change in method of Assessing Materiality
      During the year, the Group changed its method of assessing materiality. The Group previously considered the materiality of misstatements based on the amount of the misstatement originating in the current year income statement. The Group has now decided to consider the effect of any misstatements based on both;

(1)	the amount of the misstatement originating in the current year income statement, and;

(2)	the effects of correcting the misstatement existing in the balance sheet at the end of the current year irrespective of the year in which the misstatement originated.
      The Group considers that this change of policy provides more relevant financial information as it prevents the accumulation of misstatements in the balance sheet. As a result of this change, the Group has revised its prior year financial statements for the adjustments set out below, which under the previous method of quantifying misstatements, would have been considered immaterial.
      IFRS requires that Bank of Ireland shares held by the Group, including those held by BoI Life are reclassified as treasury shares and accounted for as a deduction from equity. Any changes in the value of treasury shares held are recognised in equity at the time of disposal and dividends are not recognised as income or distributions. In prior years, the Group did not apply this treatment to the investment return on shares in Bank of Ireland held by BOI Life. Rather it recognised investment return on Bank of Ireland shares held in BOI Life on the grounds that such investment return legally accrues to the unit-linked policyholders and accordingly is

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)
matched by an increase in liabilities in the income statement. The Group believes that application of the requirements of IFRS for treasury shares held by BoI Life for the benefit of policyholders creates an artificial loss and does not present fairly the legal and economic consequences of such transactions. However the Group accepts that this accounting is the basis which is currently required under IFRS and consistent with the adoption of a materiality policy that considers the effect of correcting a cumulative balance sheet misstatement on the current year income statement, that it is now appropriate to adjust for this requirement under IFRS.
      The adjustments below relate to the holding of Bank of Ireland shares by BoI Life for the benefit of unit-linked policyholders that must be accounted for as treasury shares under IAS 32.
      There are two adjustments to the prior years, March 31, 2006 and March 31, 2005, income statements. Life assurance investment income and gains has been reduced by €26 million from €625 million, as previously reported to March 31, 2006, to €599 million (2005: reduced by €23 million from €695 million to €672 million). Other operating income has been reduced by €49 million from €165 million to €116 million (2005: reduced by €40 million from €138 million to €98 million). As a result Profit before tax was €75 million lower, down from €1,599 million to €1,524 million (2005: reduced by €63 million from €1,310 million to €1,247 million).
      Basic earnings per share were reduced by 7.9c from 136.4c to 128.5c (2005: reduced by 6.7c from 111.1c to 104.4c) while diluted earnings per share were similarly reduced from 135.4c to 127.6c (2005: 110.2c to 103.6c). In the balance sheet as at March 31, 2006, Assets at fair value through profit & loss were reduced by €142 million from €10,580 million to €10,438 million and retained earnings reduced by the same amount from €3,330 million to €3,188 million. The impact of the changes described above on retained profit as at March 31, 2005 was €90 million.
Accounting Policies applying to March 2005
      The Group has taken advantage of the transitional arrangements of IFRS, not to restate corresponding amounts in accordance with the above policies on financial assets; financial liabilities; derivatives and hedge accounting; impairment of financial assets; and collateral & netting. Comparative information was prepared under Irish GAAP and the relevant accounting policies for these are set out as follows:
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

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)
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

BANK OF IRELAND GROUP
ACCOUNTING POLICIES  (Continued)
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
Impact of New Accounting Standards
      The following standards/amendments to standards have been approved by the IASB and adopted by the EU but have not yet been adopted by the Group. These will be adopted in 2007 and thereafter.
      Amendment to IAS 1 — Capital Disclosures (effective periods beginning on or after January 1, 2007). This amendment requires disclosure, both quantitative and qualitative, of an entity’s objectives, policies and processes for managing capital. It will be adopted by the Group in the accounting period commencing April 1, 2007. The impact is not expected to be material in terms of Group reporting.
      IFRS 7 — Financial Instrument disclosures (effective periods beginning on or after January 1, 2007). This standard will be adopted by the Group in the accounting period commencing April 1, 2007. It updates and augments the disclosure requirements of IAS 30, IAS 32 and IFRS 4 and will require additional qualitative and quantitative disclosures relating to risk management policies and processes.
      IFRIC 8 — Scope of IFRS 2 Share-Based Payment (effective periods beginning on or after May 1, 2006). This interpretation is unlikely to have any impact on the Group as all share-based payment transactions in the Group are made for identifiable services.
      IFRIC 9 — Reassessment of Embedded Derivatives (effective periods beginning on or after June 1, 2006). This interpretation requires an entity to assess whether a contract contains an embedded derivative at the date an entity first becomes party to a contract and prohibits reassessment unless there is a change to the contract that significantly modifies the cash flows. It is not expected to have a material impact on the Group.
      The following standards/amendments to standards have been approved by the IASB but not yet adopted by the EU and have not been early adopted by the Group.
      IFRS 8 — Operating Segments (effective for the period beginning on or after January 1, 2009). This standard replaces IAS 14 Segment Reporting and requires an entity to base their segmental reporting on the information that is reported internally to management. The impact is not expected to be material in terms of Group reporting
      IFRIC 10 — Interim Financial Reporting and Impairment (effective periods beginning on or after November 1, 2006). This interpretation clarifies that any impairment losses on goodwill and equity instruments in an interim period may not be reversed in subsequent interim periods. It is not expected to have a material impact on the Group.
      IFRIC 11 — Group and Treasury Share Transactions (effective periods beginning on or after March 1, 2007). This interpretation deals with accounting for share based payments at subsidiary level hence it is not expected to impact on the Group.
      IFRIC 12 — Service Concession Arrangements (effective periods beginning on or after January 1, 2008). This interpretation deals with entities providing public services, hence it is not expected to impact on the Group.
      Amendment to IAS 23 — Borrowing Costs (effective periods beginning on or after January 1, 2009). This amendment requires an entity to capitalise borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. It is not expected to impact on the Group.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
      The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances

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
      The Group operates a number of defined benefit pension schemes. In determining the actual pension cost, the actuarial values of the liabilities of the schemes are calculated. This involves modelling their future growth and requires management to make assumptions as to price inflation, dividend growth, salary and pensions increases, return on investments and employee mortality. There are acceptable ranges in which these estimates can validly fall. The impact on the results for the period and financial position could be materially different if alternative assumptions were used. See note 34 retirement benefit obligations for more information.

(d)	Life Assurance Operations
      The Group accounts for the value of the shareholder’s interest in long-term assurance business using the embedded value basis of accounting. Embedded value is comprised of the net tangible assets of BoI Life and the present value of its in-force business. The value of in-force business is calculated by projecting future surpluses and other net cash flows attributable to the shareholder arising from business written up to the balance sheet date and discounting the result at a rate which reflects the shareholder’s overall risk premium, before provision has been made for taxation.
      Future surpluses will depend on experience in a number of areas such as investment returns, lapse rates, mortality and investment expenses. Surpluses are projected by making assumptions about future experience, having regards to both actual experience and forecast long-term economic trends. Changes to these assumptions may cause the present value of future surpluses to differ from those assumed at the balance sheet date and could

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS  (Continued)
significantly affect the value attributed to the in-force business. The value of in-force business could also be affected by changes in the amounts and timing of other net cash flows (principally annual management charges and other fees levied upon the policyholders) or the rate at which the future surpluses and cashflows are discounted. In addition, the extent to which actual experience is different from that assumed will be recognised in the profit and loss account for the period. See note 44 for more information on the Life Assurance business.

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
      The Group capitalises goodwill arising on the acquisition of businesses, as disclosed in the Accounting policies. The carrying value of goodwill as at March 31, 2007 was €347 million (2006: €375 million). Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.
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

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)
BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	SEGMENTAL REPORTING
      The segmental analysis of the Group’s results and financial position is set out below by business class and by geographic segment. For the geographic analysis Ireland (excluding Northern Ireland) includes profits generated in the International Financial Services Centre. Revenue is defined as gross interest income, non interest income, insurance net premium income, net of insurance claims and income from associates and joint ventures. The Group has five business classes detailed in the table below. These segments reflect the internal financial and management reporting structure. During the year Wholesale Financial Services and Asset Management Services divisions were combined to form the Capital Markets Division. Prior year results have been adjusted to reflect this change.
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
Business Segments

	Retail			UK
	Republic		Capital	Financial	Group
Year ended March 31, 2007	of Ireland	BOI Life	Markets	Services	Centre	Eliminations	Total

	€m	€m	€m	€m	€m	€m	€m
Net interest income/expense	1,311	(5)	671	784	(4)	—	2,757
Insurance net premium income	—	2,155	—	—	33	—	2,188
Other income	377	326	379	129	(93)	—	1,118
Profit on disposal of business activities/property	87	—	—	6	233	—	326

Total operating income	1,775	2,476	1,050	919	169	—	6,389
Insurance claims	—	(2,205)	—	—	(8)	—	(2,213)

Total operating income, net of insurance claims	1,775	271	1,050	919	161	—	4,176
Operating expenses	(852)	(100)	(439)	(458)	(159)	—	(2,008)
Depreciation and amortization	(75)	(4)	(17)	(39)	(16)	—	(151)
Impairment losses	(63)	—	(21)	(20)	1	—	(103)
Share of profit of associated undertakings and joint ventures	—	—	(1)	45	—	—	44

Profit before taxation	785	167	572	447	(13)	—	1,958

Total assets	98,599	14,908	167,336	73,503	30,801	(196,334)	188,813

Total liabilities	96,758	14,769	165,841	71,143	29,878	(196,334)	182,055

Capital expenditure	54	7	18	58	29	—	166

      The profit to the Group on disposal of Davy’s was €229 million. Attributed to the gain on disposal was €4 million relating to cost incurred for internal work completed and charged against the sale by other Divisions. This charge out was priced on an arms length basis and has been eliminated on consolidation. See note 5.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

1	SEGMENTAL REPORTING (continued)
Business Segments

	Retail			UK
	Republic		Capital	Financial
Year ended March 31, 2006 Restated*	of Ireland	BOI Life	Markets	Services	Group Centre	Eliminations	Total

	€m	€m	€m	€m	€m	€m	€m
Net interest income	1,119	8	461	722	(3)	—	2,307
Insurance net premium income	—	1,264	—	—	34	—	1,298
Other income	351	681	458	94	(97)	—	1,487
Profit on disposal of business activities	—	—	—	176	—	—	176

Total operating income	1,470	1,953	919	992	(66)	—	5,268
Insurance claims	—	(1,655)	—	—	(11)	—	(1,666)

Total operating income, net of insurance claims	1,470	298	919	992	(77)	—	3,602
Operating expenses	(790)	(92)	(404)	(448)	(120)	—	(1,854)
Depreciation and amortisation	(81)	(3)	(21)	(33)	(28)	—	(166)
Impairment losses	(54)	—	(23)	(26)	—	—	(103)
Share of profit of associated undertakings and joint ventures	5	—	—	40	—	—	45

Profit before taxation	550	203	471	525	(225)	—	1,524

Total assets	77,935	12,326	139,680	54,580	19,391	(141,700)	162,212

Total liabilities	76,320	12,210	138,402	52,501	19,248	(141,700)	156,981

Capital expenditure	55	—	36	58	30	—	179

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

1	SEGMENTAL REPORTING (continued)
Business Segments

	Retail			UK
	Republic		Capital	Financial	Group
Year ended March 31, 2005 Restated*	of Ireland	BOI Life	Markets	Services	Centre	Eliminations	Total

	€m	€m	€m	€m	€m	€m	€m
Net interest income	1,019	6	306	617	(17)	—	1,931
Insurance net premium income	—	1,755	—	—	36	—	1,791
Other income	318	709	562	246	(99)	—	1,736
Profit on disposal of business activities	—	—	—	(20)	31	—	11

Total operating income	1,337	2,470	868	843	(49)	—	5,469
Insurance claims	—	(2,216)	—	—	(6)	—	(2,222)

Total operating income, net of insurance claims	1,337	254	868	843	(55)	—	3,247
Operating expenses	(729)	(89)	(355)	(504)	(197)	—	(1,874)
Depreciation and amortisation	(85)	(4)	(16)	(47)	(25)	—	(177)
Impairment losses	(51)	—	(38)	10	100	—	21
Share of profit of associated undertakings and joint ventures	(2)	—	—	32	—	—	30

Profit before taxation	470	161	459	334	(177)	—	1,247

Total assets	57,830	8,977	104,183	42,941	18,023	(104,264)	127,690

Total liabilities	56,427	8,876	103,073	41,221	18,035	(104,264)	123,368

Capital expenditure	59	7	18	88	15	—	187

*   Restated due to change in accounting policy — see page F-26
      Capital expenditure comprises additions to property and equipment (Note 22) and intangible assets (Note 20) including additions resulting from acquisitions through business combinations.
Geographical Segments

	March 31, 2007

		United	Rest of	Inter-segment
	Ireland	Kingdom	World	Revenue	Total

	€m	€m	€m	€m	€m
Revenue	7,398	4,646	327	(2,611)	9,760

Profit before taxation	1,603	314	41	—	1,958

		United	Rest of
	Ireland	Kingdom	World	Eliminations	Total

	€m	€m	€m	€m	€m
Total assets	168,843	84,268	5,002	(69,300)	188,813

Capital expenditure	99	58	9	—	166

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

1	SEGMENTAL REPORTING (continued)

	March 31, 2006 (Restated*)

		United	Rest of	Inter-segment
	Ireland	Kingdom	World	Revenue	Total

	€m	€m	€m	€m	€m
Revenue	5,252	3,861	234	(1,883)	7,464

Profit before taxation	1,003	478	43	—	1,524

		United	Rest of
	Ireland	Kingdom	World	Eliminations	Total

	€m	€m	€m	€m	€m
Total assets	143,342	63,680	3,885	(48,695)	162,212

Capital expenditure	95	58	26	—	179

	March 31, 2005 (Restated*)

		United	Rest of	Inter-segment
	Ireland	Kingdom	World	Revenue	Total

	€m	€m	€m	€m	€m
Revenue	3,531	3,170	192	(1,021)	5,872

Profit before taxation	928	273	46	—	1,247

		United	Rest of
	Ireland	Kingdom	World	Eliminations	Total

	€m	€m	€m	€m	€m
Total assets	109,516	50,551	4,262	(36,639)	127,690

Capital expenditure	95	87	5	—	187

*   Restated due to change in accounting policy — see page F-26.

2	NET INTEREST INCOME

	2007	2006	2005

	€m	€m	€m
Interest and similar income
Loans and advances to banks	292	238	215
Loans and advances to customers	6,272	4,576	3,353
Financial assets — available-for-sale	1,342	934	483
Finance leasing	222	197	212
Other	9	9	—

Total interest income	8,137	5,954	4,263

Interest expense and similar charges
Interest on subordinated liabilities	370	250	225
Other interest payable	5,010	3,397	2,107

Total interest expense	5,380	3,647	2,332

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

3	NET TRADING (EXPENSE)/INCOME

	2007	2006	2005

	€m	€m	€m
Foreign exchange	53	24	26
Securities and interest rate contracts	(80)	49	40
Equities and equity derivative contracts	(37)	(29)	—
Hedge ineffectiveness	(6)	(14)	—

	(70)	30	66

      Since April 1, 2005 certain of the Groups customer liabilities and debt securities issued have been designated at fair value. Both the interest expense and the fair value movement relating to these are included above. The impact of this had been to reduce net trading income by €138 million (2006: (€11 million)) of which interest expense amounts to €122 million (2006: €78 million).
      Net trading (expense)/income also includes the profits and losses arising both on the purchase and sale of trading instruments and from the revaluation to market value, together with the interest income earned from these instruments and the related funding cost.

4	OTHER OPERATING INCOME

		2006	2005
	2007	Restated*	Restated*

	€m	€m	€m
Profit on disposal of financial assets — available-for-sale	10	4	2
Other insurance income	176	151	84
Elimination of investment return on treasury shares held for the benefit of policyholders	(40)	(49)	(40)
Gain on sale of Head Office premises	32	—	—
Other income	21	10	52

	199	116	98

*   Restated due to change in accounting policy — see page F-26.

5	PROFIT ON DISPOSAL OF BUSINESS ACTIVITIES
To March 31, 2007
      On April 21, 2006 the Group completed the sale of Enterprise Finance Europe GmbH for a consideration of €10 million giving rise to a profit on disposal of €8 million. Costs incurred on disposal were €1 million.
      On October 31, 2006 the Group completed the sale of its 90.444% equity stake in Davy Stockbrokers to the management and staff of Davy.

€m

Carrying value of net assets at date of disposal	84
Cost of disposal	3
Gain on disposal	229

Cash consideration received	316

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

5	PROFIT ON DISPOSAL OF BUSINESS ACTIVITIES (continued)
      In addition €6 million was written back to the Group profit and loss account in relation to costs provided, at March 31, 2006, against anticipated expenses in exiting certain contracts relating to the disposal of the Bristol & West branch network
To March 31, 2006
      On September 21, 2005 the Group disposed of the Bristol & West branch network.

€m

Carrying value of net tangible assets at date of disposal	8
Cost of disposal	43
Gain on disposal of branch operations	176

Cash consideration received	227

To 31 March, 2005
      On June 29, 2004 the Group disposed of its 50% shareholding in EuroConex Technologies Limited to Nova EuroConex Holdings BV a subsidiary of U.S. Bancorp. Profit of €31 million arose on this disposal.
      On March 18, 2005, the Group completed the sale of Chase de Vere Financial Solutions plc and Moneyextra Mortgages Limited to AWD plc, part of AWD Holdings AG. The sale proceeds were €28.4 million (£19.4 million), which after charging for certain costs and provisions associated with the disposal, has resulted in a net loss on disposal of €20.0 million (Stg£13.7 million).

6	TOTAL OPERATING EXPENSES

	Notes	2007	2006	2005

		€m	€m	€m
Administrative expenses
— Staff costs	8	1,244	1,167	1,109
— Other administrative expenses		764	687	765
Depreciation
— Intangibles	20	97	106	101
— Property, plant and equipment	22	54	60	76

		2,159	2,020	2,051

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)
7   AUDITORS’ REMUNERATION (EXCLUDING VAT)

		2007			2006	2005

	Notes	ROI	Overseas(i)	Total	Total	Total

		€m	€m	€m	€m	€m
Audit and assurance services
Statutory audit (including expenses)		3.1	1.0	4.1	4.1	3.1
Other audit and assurance services	(ii)	5.0	1.3	6.3	2.7	0.7

		8.1	2.3	10.4	6.8	3.8

Other services
Transaction services	(iii)	—	—	—	0.1	0.7
Taxation services		0.7	1.4	2.1	2.2	3.9
Other services		—	—	—	0.2	0.7

		0.7	1.4	2.1	2.5	5.3

		8.8	3.7	12.5	9.3	9.1

      The Audit Committee has reviewed the level of fees and is satisfied that it has not affected the independence of the auditors.

(i)	Fees to overseas auditors principally consist of fees to PwC in the United Kingdom.

(ii)	Other audit and assurance services consist primarily of fees in connection with reporting to regulators, letters of comfort, transition to IFRS, reporting on and preparation for Sarbanes Oxley and accountancy advice.

(iii)	Transaction service costs relate primarily to financial due diligence and other assignments.
      It is Group policy to subject all major consultancy assignments to a competitive tender process.
8   STAFF COSTS

	2007	2006	2005

	€m	€m	€m
Wages and salaries	986	911	895
Social security costs	90	81	80
Pension costs — defined contribution plans	4	5	2
Pension costs — defined benefit plans (Note 34)	119	139	97
Share based payment schemes (Note 37)	12	11	11
Other	33	20	24

	1,244	1,167	1,109

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)
9   STAFF NUMBERS
      In the year ended March 31, 2007 the average full time equivalents were 15,952 (2006: 16,190, 2005: 16,960) categorised as follows in line with the business classes as stated in Note 1.

	2007	2006	2005

Retail Republic of Ireland	8,451	7,987	7,927
BOI Life	1,100	1,063	1,051
Capital Markets	1,986	2,091	1,897
UK Financial Services	3,415	3,930	4,963
Group Centre	1,000	1,119	1,122

	15,952	16,190	16,960

10	TAXATION

	2007	2006	2005

	€m	€m	€m
Current Tax
Irish Corporation Tax
Current Year	244	191	142
Prior Year	12	8	2
Double Taxation Relief	(30)	(20)	(19)
Foreign Tax
Current Year	98	86	75
Prior Year	3	(3)	3

	327	262	203
Deferred Tax
Origination & reversal of temporary differences	(21)	41	53

Charge for the year	306	303	256

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

10	TAXATION (continued)
      The reconciliation of tax on profit on ordinary activities at the standard Irish Corporation tax rate to the Group’s actual tax charge for years ended March 31, 2007, 2006 and 2005 is shown as follows:

		2006	2005
	2007	Restated*	Restated*

	€m	€m	€m
Profit on ordinary activities before taxation multiplied by the Standard rate of Corporate tax in Ireland of 12.5% (2006: 12.5%, 2005: 12.5%)	245	191	157
Effects of:
Levy on certain financial institutions	—	20	26
Foreign earnings subject to different rates of tax	49	78	49
Life Assurance — different basis of taxation	16	61	31
Derecognition on consolidation of investment return on treasury shares held by BOI Life	8	9	8
Tax exempted profits and income at a reduced Irish tax rate	(26)	(71)	(18)
Non-deductible expenses	11	12	1
Prior year adjustments	6	5	5
Share of Associates profits shown post tax in income statement	(5)	(6)	(5)
Other adjustments for tax purposes	2	4	2

Taxation charge	306	303	256

*   Restated due to change in accounting policy — see page F-26.
      The effective tax rate was 15.6% compared to 19.9% for year ending March 31, 2006. The rate has decreased largely due to the benefits from the non-taxable gain in relation to the disposal of Davy Stockbrokers, the abolition of the financial levy and the reduced gross-up for policyholder tax in the Life business.
      The effective tax rate for year ending March 31, 2006 was 19.9% compared to 20.5% for year ending March 31, 2005. The rate has decreased mainly due to the reduction in the financial levy from €26 million to €20 million and the benefit from the non-taxable gains in relation to the disposal of the Bristol & West branch network, which was partially offset by the increased gross-up for policyholder tax in the Life business.

11	EARNINGS PER SHARE
      The calculation of basic earnings per unit of €0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders.

		2006	2005
	2007	Restated*	Restated*

	€m	€m	€m
Basic
Profit attributable to stockholders	1,651	1,230	992
Dividends on other equity interests	(15)	(13)	(8)

Profit attributable to Ordinary Stockholders	1,636	1,217	984
Weighted average number of shares in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders	950m	947m	942m
Basic earnings per share	172.2c	128.5c	104.4c

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

11	EARNINGS PER SHARE (continued)
      The diluted earnings per share is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders adjusted for the effect of all dilutive potential Ordinary Stock.

		2006	2005
	2007	Restated*	Restated*

	€m	€m	€m
Diluted
Profit attributable to stockholders	1,651	1,230	992
Dividends on other equity interests	(15)	(13)	(8)

Profit attributable to Ordinary Stockholders	1,636	1,217	984
Weighted average number of shares in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders	950m	947m	942m
Effect of all dilutive potential Ordinary Stock	7m	7m	8m

	957m	954m	950m

Diluted earnings per share	171.0c	127.6c	103.6c

*   Restated due to change in accounting policy — see page F-26.

12	CENTRAL GOVERNMENT AND OTHER ELIGIBLE BILLS

	2007	2006

	€m	€m
Available-for-sale	11	8

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

13	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS (INCLUDING TRADING)

		2006
	2007	Restated*

	€m	€m
Financial Assets at Fair Value through Profit and Loss (trading)
Government bonds	—	156
Other debt securities
— Listed	520	440
— Unlisted	—	—
Equity securities
— Listed	—	23
— Unlisted	—	1

Total trading securities	520	620

		2006
	2007	Restated*

	€m	€m
Financial assets at fair value through profit and loss (designated at initial recognition)
Unit Trusts	542	—
Government bonds	2,168	2,033
Debt securities	756	725
Equity securities	9,241	7,680

Total other financial assets at fair value through P/L	12,707	10,438

*	Restated due to change in accounting policy see page F-26.

€12,403 million, (2006: €10,082 million) of the assets classified at fair value through the profit and loss relate to BOI Life.

14	DERIVATIVE FINANCIAL INSTRUMENTS
RISK MANAGEMENT AND CONTROL
      Risks are unexpected future events that could influence the achievement of Bank of Ireland’s financial, capital or other organizational objectives. One of the Group’s core business objectives is to engage in calculated, profitable risk-taking, applying strong risk management skill as a source of competitive advantage to ensure risk diversification and the achievement of target returns. Proactive identification and management of risk is therefore central to delivery of the Bank of Ireland Group strategy and underpins operations throughout the Group. Prudent risk management, has traditionally been and continues to be synonymous with the Group’s management style. It is firmly embedded in our corporate culture as a key competence and provides a solid foundation for sustained growth in earnings and shareholder value.

Risk Management Approach
      The Group follows an integrated approach to risk management to ensure that all material classes of risk are identified and assessed and that its risk management strategy, capital management strategy and overall business strategy are aligned.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

14	DERIVATIVE FINANCIAL INSTRUMENTS (Continued)
      The Group Risk function is headed by the Group Chief Risk Officer (GCRO) who is a member of the Group Executive Committee. The GCRO reports directly to the Group Chief Executive and is responsible for oversight of key risk categories including formulation of risk appetite recommendations, establishment of integrated Group-wide risk measurement and management standards and the embedding of effective individual risk management responsibility at all levels of management.
      The Group’s approach to risk management is based on line management having primary responsibility for management of risk in individual businesses. To balance individual responsibility, risk is subject to independent oversight and analysis by five centrally based risk management functions reporting to the Group Chief Risk Officer:

•	Credit (including Group Credit Review),

•	Market Risk,

•	Operational Risk,

•	Office of the Group Chief Risk Officer,

•	Regulatory Risk & Compliance.
      These risk management functions assist the GCRO in the formulation of risk policies and strategies, which are approved through the Group Risk Governance Framework. These specialist teams work together to identify, measure, analyse, monitor, control and report on risks. Risk measurement systems are in place to facilitate monitoring and analysis of risk to ensure compliance with Regulatory requirements.
      In discharging the core responsibility of risk oversight above, the GCRO provides independent advice and constructive challenge to the Group Executive on all business decisions. The role directly influences business decisions by:

(a)	Emphasising a portfolio approach to risk management in addition to a transactional approach,

(b)	Leading the discussion on the setting of risk appetite and,

(c)	Providing appropriate risk measurements to influence the assessment of business performance and corporate development.

(d)	Structuring business growth aspirations in a manner consistent with the Group’s risk appetite.
      Group Finance and Group Internal Audit, which both report to the Group Chief Financial Officer are also critical control functions.
      The Court of Directors is responsible for approving high-level policy and strategic direction in relation to the nature and scale of risk that the Group wishes to assume to achieve its corporate objectives.
      Specifically, the Court:

•	Ensures that management is accountable for the effective identification, measurement and control of all key risks and that these risks are adequately covered by capital.

•	Ensures that management cannot materially alter the nature or scale of risk assumed by the Group without reference to the Court.

•	Approves the terms of reference, operating parameters and membership of GRPC.

•	Approves the Group Risk Framework and Group Credit Policy and all material changes thereto.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

14	DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

•	Approves the Group’s risk appetite and loss tolerance.

•	Approves other key high-level risk limits as required by risk policies.

•	Reviews regular reports on the size and composition of all key risks.

•	Reviews the proceedings of Group Risk Policy Committee (GRPC).
      GRPC, which is chaired by the GCRO, is the most senior executive committee with responsibility for risk management. Its membership includes Executive Directors and it is formally constituted as a sub-committee of the Court. GRPC exercises authority delegated by the Court to approve business initiatives, which have material implications for the level or composition of risk, consistent with high-level policy as approved by the Court. In addition to considering specific risk issues, the GRPC is responsible for reviewing overall Group risk on a portfolio basis.
      The GRPC, in turn, delegates specific responsibility for oversight of the major classes of risk (credit, market, liquidity, operational, regulatory) to specific committees and individuals which are accountable to it. These committees include:

•	Group Credit Committee — approval of all large credit transactions.

•	Portfolio Review Committee — composition of the Group’s loan portfolio.

•	Group Asset and Liability Committee (ALCO) — market, liquidity risk and capital.

•	Risk Measurement Committee — credit risk measurement and risk model validation.

•	Group Operational Risk Committee — operational risk.

•	Group Regulatory Risk and Compliance Committee — regulatory risk and compliance.

•	Group Debt Underwriting Committee — control and oversight of debt underwriting transactions.

•	Private Equity Governance Committee — approval of equity investments.

•	Group Tax Committee — oversight of tax policy.

•	Basel II Steering — governance & oversight of Basel II Programme.

Risk Concentrations
      Undue concentrations can lead to increased volatility in the Group’s expected outcomes. It is the policy of the Group to avoid undue counter-party/name-level, industry/sector, product, geography or other forms of significant connected risk in its credit books. Monetary risk limits and guide-points are set by GRPC or its sub-committees and, as necessary, approved by the Court of Directors. Avoidance of such risk is therefore a fundamental cornerstone of the Group’s approach to risk management.

Risk Appetite
      The Group’s risk appetite is determined on the basis that it aims to deliver sustainable growth through the pursuit of reasonable business opportunities, which can be managed effectively.
      Where relevant, appetite for particular levels of risk is defined and measures adopted to inform judgements about the acceptability of current or projected risk profiles. Risk Appetite defines how much risk the Group is willing to take based on three fundamental principles:

•	Ensure Short-Term Financial Stability (e.g. Loss Tolerance/Earnings volatility)

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

14	DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

•	Maintain Capital Levels (e.g. Economic Capital, Target Capital Levels)

•	Protect the Long Term Group Franchise (e.g. Target Debt Rating, Use of Risk/Capital in Strategic Decisions)
      To assess the degree to which the Group is operating within its risk appetite, loss tolerance and other risk limits, the GRPC and the Court of Directors regularly review key risk and capital indicators. This is in addition to detailed risk information regularly reviewed by the Group’s Credit, Market and Operational Risk functions and by Business Units (as specified in the separate policy documents of these functions and units).

Stress Testing/Scenario Analysis
      As a core part of its risk management framework, the Group performs firm-wide scenario-based stress tests. Semi-annual scenario based stress tests are applied to examine the impact of extreme events. Impacts are measured in terms of resulting losses and Economic Capital.
      The stress tests assist GRPC and the Court of Directors to determine whether the Group would be comfortable with the possible financial volatility consequences of a set of scenarios, taking account of target capital ratios, dividend cover and loss tolerance.

Basel II
      The Group has submitted its application to the Financial Regulator for qualification under the Basel II Foundation Internal Ratings Based approach in mid 2007 under Pillar 1 along with the assessment of capital adequacy under Pillar 2. In common with many other diversified financial services organisations, the Group anticipates a modest reduction in our minimum capital requirements under Basel II.
CREDIT RISK
      Credit risk reflects the risk that a counter-party will be unable to meet its contractual obligations to the Group in respect of loans or other financial transactions, thereby causing the Group to incur a loss. The Group’s exposure to credit risk is governed by policy approved by the Court of Directors, on the recommendation of GRPC.

Lending Authorities
      The Group has a credit risk management system, which operates through a hierarchy of authorities, which are related to internal loan ratings. All exposures above certain levels require the approval of the Group Credit Committee. Exposures below Group Credit Committee’s authority are approved according to a system of tiered authorities. Individuals are allocated lending limits according to credit competence, proven judgment, experience and the nature and scale of lending in their business unit. Lending proposals above the relevant limits are referred to a divisional credit function or to Group Credit for independent assessment, formulation of a recommendation and subsequent adjudication by the appropriate authorities, which include Heads of Divisions, Senior Executives and the Group Credit Committee. Existing credit risk is reviewed periodically with lower quality exposures subject to greater intensity of supervision and management.

Credit Policy
      The core values governing the provision of credit are contained in the Group and Unit Credit Policies which are approved and reviewed by GRPC/Head of Group Credit and, where appropriate, by the Court of Directors. The Unit Credit Policies define in greater detail the credit approach appropriate to the units concerned, taking

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

14	DERIVATIVE FINANCIAL INSTRUMENTS (Continued)
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

Country/Bank Limits
      The Group is exposed to country risk predominantly through Global Markets’ counterparty exposures to banks and as a result of the increasing international focus of its specialist niche businesses. Country risk exposures are managed within a framework approved by the Court. Maximum exposure limits and maturity limits are approved annually by the Group Risk Policy Committee on the basis of external ratings supported by internal country risk models. Maximum exposure limits are approved by GRPC for each rating of bank based on credit risk modeling techniques combined with expert judgment.

Rating Methodologies
      The use of credit rating models, which measure the degree of risk inherent in lending to specific counterparties, is central to Credit Risk Management within Bank of Ireland. The primary measures by which credits are assessed are probability of default (PD), exposure at default (EAD) and loss given default (LGD) metrics, which are complemented by expert judgment.
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
      The Group’s rating system for larger transactions utilises financial and nonfinancial information to determine the level of transaction risk and ensure that an appropriate level of return is earned.
      An Independent Control Unit validates risk-rating models to ensure that they are compliant with Basel II requirements. This unit reports to the Risk Measurement Committee, which is a sub-committee of GRPC and is responsible for governing the measurement of credit risk and the implementation of risk measurement models across the Group.

Impairment Provisions
      With effect from April 1, 2005 the Group has adopted and applied impairment provisioning methodologies that are in compliance with International Financial Reporting Standards (IFRS). International Accounting Standard (IAS) 39 requires that an incurred loss approach be taken to impairment provisioning.
      All credit exposures, either individually or collectively, are regularly reviewed for objective evidence of impairment; where such evidence of impairment exists, the exposure is measured for an impairment provision.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

14	DERIVATIVE FINANCIAL INSTRUMENTS (Continued)
      Specific provisions are created where there is a shortfall between the amount of the Group’s exposure and the likely recoverable amount. The recoverable amount is calculated by discounting the value of expected future cash flows by the exposure’s original effective interest rate. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the exposure to the net carrying amount.
      Impairment provisions are also recognised for potential losses not specifically identified but which, experience and observable data indicate, are present in the portfolio at the date of assessment. These are described as Incurred but not Reported (IBNR) provisions. Statistical models are used to determine the appropriate level of IBNR provisions. These models are regularly reviewed, and revised where necessary.
      All Units regularly review and confirm the appropriateness of their provisioning methodologies and the adequacy of their impairment provisions.
MARKET RISK

Policy and Governance
      Market risk is the potential adverse change in Group income or the value of net worth arising from movements in interest rates, exchange rates or other market prices. Market risk arises from the structure of the balance sheet, the Group’s business mix and discretionary risk-taking. The Group recognises that the effective management of market risk is essential to the maintenance of stable earnings, the preservation of stockholder value and the achievement of the Group’s corporate objectives.
      The Group’s exposure to market risk is governed by policy approved by the Court of Directors and the GRPC. This policy sets out the nature of risk which can be taken, the types of financial instruments which can be used to increase or reduce risk and the way in which risk is measured and controlled.
      It is Group policy that market risk arising from customer business in the Group’s retail, corporate and specialist finance businesses is centralised by way of internal hedging arrangements with Bank of Ireland Global Markets (BoIGM).
      BoIGM is the sole business unit permitted to take discretionary market risk for the Group’s account, subject to strict policies, limits and other controls. Discretionary market risk arises where customer business is allowed to remain unhedged, in whole or in part, or where risk is pro-actively assumed in wholesale financial markets in expectation of favourable market movement. In the year ended March 31, 2007, discretionary risk arose predominately from positions in money-market borrowing and lending, interest rate futures, bond futures, interest rate swaps, spot foreign exchange and, to a small extent, from positions in interest-rate and currency options. Discretionary market risk can include both Trading and Banking Book positions within the meaning of these terms in the EU’s Capital Requirements Directive (see below).

Risk Measurement and Control
      A Value at Risk (VaR) approach is used to measure and limit discretionary market risk in BoIGM. VaR provides an estimate of the potential mark-to-market loss on a set of exposures over a specified time horizon at a defined level of statistical confidence. In the Group’s case, the horizon is 1 day and the confidence level is 97.5%. This implies that, on any given day, VaR provides an estimate of potential loss that has no more than a 2.5% probability of being exceeded.
      VaR is measured using a variance-covariance matrix approach. Matrices are updated weekly using the Exponentially Weighted Moving Average (EWMA) methodology.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

14	DERIVATIVE FINANCIAL INSTRUMENTS (Continued)
      The Group uses a variety of ex-post tests to assess the reliability of its VaR modelling and these tests have been supportive of the methodology and techniques used.
      The Court of Directors approves an overall Value at Risk (VaR) limit, which is a quantification of the Group’s appetite for discretionary market risk. The Group Asset and Liability Committee (ALCO) approves VaR sub-limits for BoIGM. These limits are set by principal risk type (interest rate, foreign exchange and credit spread) and by currency or currency pair. Market risk limits are rigorously enforced and compliance is monitored by ALCO.
      Management recognises that VaR is subject to certain inherent limitations. The past will not always be a reliable guide to the future and the statistical assumptions employed may understate the probability of very large market moves. For this reason, VaR limits are supplemented by a range of controls which include position limits and loss tolerances. In addition, scenario-based stress testing and long-run historic simulation, which measures the effect of past periods of market stress on current positions, are used to assess and manage discretionary market risk.
      A number of Group businesses, chiefly in retail and business banking, are assigned small operational interest-rate and foreign exchange limits to facilitate efficient hedging. These limits are defined in terms of the impact in net present value (NPV) terms of a 1% parallel shift of the yield curve. This measure is supplemented by estimates of maturity mismatch exposure using a methodology which identifies exposure to non-parallel shifts in the yield curve.

Trading and Banking Book Risk
      In BoIGM, discretionary market risk positions are allocated to the Trading or Banking Books in line with the criterion of intent to trade and the other principles set out in the EU’s Capital Requirements Directive (CRD). Trading Book positions arise in the main from derivative and foreign exchange transactions executed with customers or through the pro-active assumption of trading positions in these instruments and markets.
      The Group’s Banking Book consists of the non-Trading books in BoIGM and the Group’s retail and corporate deposit and loan books.
      The Banking Book also includes the Group’s net non interest-bearing free funds and the assets held against these liabilities. Free funds consist principally of non interest-bearing current account liabilities, equity and reserves. It is Group policy to invest its free funds, net of non interest-bearing assets, in a passively managed portfolio of fixed-rate assets with an average life of 4 years and a maximum life of 7 years. This portfolio is continuously re-invested to maintain a 4-year average life.

Derivatives
      A derivative is a financial contract whose value is linked to movements in interest rates, exchange rates, equity or commodity prices or, more generally, to any objectively measured variable agreed between the parties. Derivative markets are an efficient mechanism for the transfer of risk. The Group uses derivatives to manage the market risks that arise naturally in its retail and wholesale banking activities. In addition, it transacts in derivatives with its business and corporate clients for the purpose of assisting these clients in managing their exposure to changes in interest and foreign-exchange rates. Finally, the Group takes discretionary market risk in derivative markets.
      The Group also uses credit derivatives, on a limited basis, within its Trading Book to take exposure to specific and general credit spread movements and in its Banking Book to provide default protection on specific credit exposures.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

14	DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

Policy
      The Group’s participation in derivatives markets is subject to policy approved by the Court of Directors and, at a more detailed level, by the Group Risk Policy Committee. The Group makes a clear distinction between derivatives which must be transacted on a perfectly-hedged basis, and those whose risks can be managed within broader interest rate or foreign exchange books. Since these broader books can be structured to assume some degree of discretionary risk, derivative positions held within them will not necessarily be exactly hedged.
      Market risk can only be assumed in clearly defined categories of derivative, which are traded in well established, liquid markets, supported by industry standard conventions and documentation and valued in accordance with generally accepted methods. Positions can only be taken in instruments which the business can settle, administer and value, and where the risks can be accurately measured and reflected within exposure against limits.
      BoIGM is permitted to take discretionary risk in non-option derivatives, such as interest rate futures, bond futures, FRAs, interest rate swaps, credit derivatives, forward foreign exchange and currency swaps. In addition, it is permitted to take exposure in the most widely traded option markets, principally options on futures, caps, floors, swap options (swaptions) and conventional currency options.
      Transactions in other, more complex derivatives are almost entirely on a perfectly-matched, back-to-back basis. This category consists predominantly of equity index derivatives, used for the purposes of constructing retail savings products whose performance is linked to equity markets.

Collateral Agreements
      BoIGM has executed Collateral Support Agreements (CSAs) with its principal interbank derivatives counterparties and, as a result, a very high proportion of its total interbank derivatives book is covered by CSAs. The purpose of a CSA is to limit the potential cost of replacing derivative contracts at market prices in the event of default by the original counterparty. Under the terms of a CSA, if the aggregate market value of a set of derivative contracts between the two parties exceeds an agreed threshold figure, the party which would be exposed to loss in the event of default receives a deposit of cash or eligible securities equal to the excess aggregate value over the threshold. In BoIGM’s case, valuations are agreed and collateral is typically exchanged on a daily basis and in some cases weekly.
      It is a requirement of policy that BoIGM must be able to value all derivative contracts that are subject to a CSA or obtain valuations from independent third parties. This is to ensure that the correct collateral is exchanged and the CSA provides the appropriate measure of protection against loss.
STRUCTURAL FOREIGN EXCHANGE
      Structural foreign exchange risk is defined as the Group’s non-trading net asset position in foreign currencies. Structural risk arises principally from the Group’s net investments in its sterling-based subsidiaries. A structural open position in a particular currency can also be considered to be a measure of that part of the Group’s capital, which is denominated in that currency. In considering the most appropriate structural foreign exchange position, the Group takes account of the currency composition of its risk-weighted assets and the desirability of

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

14	DERIVATIVE FINANCIAL INSTRUMENTS (Continued)
maintaining a similar currency distribution of capital. Doing so will ensure that capital ratios are not excessively exposed to changes in exchange rates. The Group’s structural foreign exchange position was as follows:

	March 31, 2007	March 31, 2006

	€m	€m
GBP	3,980	3,373
U.S.D	256	264

Total structural FX position	4,236	3,637

      The positions indicate that a 10% depreciation in the value of the euro against all other currencies at March 31, 2007 would result in a gain taken to reserves of €424 million (2006: €363 million).
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
      Liquidity management within the Group consists of two main functions. The first is day-to-day funding, managed in part by monitoring current and expected future cash flows to ensure the Group’s liquidity needs can be met. Other activities include replenishment of existing funds as they mature or are withdrawn and to satisfy demands for borrowings by customers. The second function is maintaining a portfolio of highly marketable assets that can be easily liquidated as protection against any unforeseen interruption to the Group’s cash flow.
      A significant part of the liquidity of the Group’s banking businesses arises from their ability to generate customer deposits. A substantial proportion of the customer deposit base is made up of current and savings accounts, which, although repayable on demand, have traditionally provided a stable source of funding. Such customer deposits are supplemented by the issuance of subordinated loan capital and by accessing the wholesale funding markets, as well as from direct contact with various customer segments. Wholesale funding sources include deposits taken on the inter-bank market, certificates of deposit, sale and repurchase agreements, the Group’s Canadian, Euro and U.S. Commercial Paper Programmes, the Group’s U.S. and Euro Medium Term Note programmes, a Mortgage Covered Securities Programme and the Securitisation of certain of the Group’s assets.
      The monitoring and reporting of liquidity takes the form of cash flow measurement and projections for future periods, with the 0-8 and 8-30 day periods as two of the key periods of measurement for liquidity management. The Group also operates a contingency liquidity plan for periods of liquidity stress.
      The ability to convert assets quickly is also an important source of liquidity to BOI Group’s banking business. The Group holds sizeable balances of marketable treasuries and other eligible bills and debt securities which could be disposed of to provide funding should the need arise.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

14	DERIVATIVE FINANCIAL INSTRUMENTS (Continued)
      The Group also complies with prudential liquidity requirements set by the Financial Regulator and, in respect of its operations in other jurisdictions, the regulatory liquidity requirements as specified by the Regulators in such jurisdictions.

	Contract/	Fair values
	notional
Year ended March 31, 2007	amount	Assets	Liabilities

	€m	€m	€m
Derivatives held for trading
Foreign exchange derivatives
Currency forwards	33,591	148	266
Currency swaps	952	28	14
OTC currency options	2,204	13	12

Total foreign exchange derivatives held for trading	36,747	189	292

Interest rate derivatives
Interest rate swaps	200,498	571	663
Cross-currency interest rate swaps	25,959	207	408
Forward rate agreements	16,865	1	2
OTC interest rate options	4,092	14	14

Total interest rate derivatives held for trading	247,414	793	1,087

Equity and commodity contracts
Equity index linked contracts held	7,472	932	871

Total derivative assets / liabilities held for trading	291,633	1,914	2,250

Derivatives held for hedging
Derivatives designated as fair value hedges
Interest rate swaps	15,757	185	228
Cross currency interest rate swaps	1,101	15	8

Total fair value hedges	16,858	200	236

Derivatives designated as cash flow hedges
Interest rate swaps	100,257	735	436
Currency swaps	6,598	—	13

Total cash flow hedges	106,855	735	449

Total derivative assets / liabilities held for hedging	123,713	935	685

Total recognised derivative assets / liabilities	415,346	2,849	2,935

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

14	DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

	Contract/	Fair values
	notional
Year ended March 31, 2006	amount	Assets	Liabilities

	€m	€m	€m
Derivatives held for trading
Foreign exchange derivatives
Currency forwards	18,880	113	69
Currency swaps	630	22	37
OTC currency options	1,659	3	3
Currency futures	31	—	—

Total foreign exchange derivatives held for trading	21,200	138	109

Interest rate derivatives
Interest rate swaps	89,830	394	446
Cross-currency interest rate swaps	9,065	132	48
Forward rate agreements	9,402	2	4
OTC interest rate options	2,385	6	8
Interest rate futures	5,378	—	—

Total interest rate derivatives held for trading	116,060	534	506

Equity and commodity contracts
Equity index linked contracts held	8,294	915	615

	8,294	915	615
Credit derivatives	60	—	—

Total derivative assets / liabilities held for trading	145,614	1,587	1,230

Derivatives held for hedging
Derivatives designated as fair value hedges
Interest rate swaps	11,917	215	187
Cross currency interest rate swaps	616	4	14

Total fair value hedges	12,533	219	201

Derivatives designated as cash flow hedges
Interest rate swaps	78,021	279	216

Total derivative assets / liabilities held for hedging	90,554	498	417

Total recognised derivative assets / liabilities	236,168	2,085	1,647

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)
15  LOANS AND ADVANCES TO BANKS

	2007	2006

	€m	€m
Funds placed with central banks	906	131
Mandatory deposit with central banks	2,124	2,482
Securities purchased with agreement to resell	1,842	3,773
Placements with other banks	2,338	5,803

	7,210	12,189
Provision for impairment on loans and advances to banks	—	(1)

	7,210	12,188

16  LOANS AND ADVANCES TO CUSTOMERS
(a)  Loans and advances to customers

	2007	2006

	€m	€m
Loans and advances to customers	121,933	98,497
Loans and advances to customers — finance leases and hire purchase receivables	3,543	3,108

Gross loans and advances	125,476	101,605
Less allowance for losses on loans and advances	(428)	(359)

	125,048	101,246

(b)	Allowance for losses on loans and advances to customers and banks

	2007	2006	2005

	€m	€m	€m
Movement in allowance for losses on loans and advances as follows:
Opening balance	360	319	472
Exchange adjustments	1	(1)	(9)
Charge against profits	104	100	(21)
Amounts written off	(53)	(85)	(144)
Recoveries	19	21	21
Other movements	(3)	6	—

Closing balance	428	360	319

Of which relates to:
Loans and advances to customers	428	359	319
Loans and advances to banks	—	1	—

	428	360	319

(c)	Concentration of exposure to credit risk
      The Group’s exposure to credit risk from its lending activities does not exceed 10% of loans and advances to customers after provisions in any individual sector or industry with the exception of residential mortgages, property and construction and services.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)
16  LOANS AND ADVANCES TO CUSTOMERS     (continued)
      The Group’s residential mortgage portfolio is widely diversified by individual borrower and amounts to 47% (2006: 50%) of the total loans and advances to customers, 35% (2006: 36%) of the loans and advances in Ireland and 62% (2006: 66%) in the United Kingdom.
      Total impaired loans amount to €968 million (2006: €796 million).

(d)	Finance Leases
      The loans and advances to customers include finance lease receivables (including hire purchase agreements), which may be analysed as follows:

	2007	2006

	€m	€m
Gross investment in finance leases:
Not later than 1 year	1,409	1,513
Later than 1 year and not later than 5 years	2,385	1,708
Later than 5 years	125	212

	3,919	3,433
Unearned future finance income on finance leases	(376)	(325)

Net investment in finance leases	3,543	3,108

The net investment in finance leases may be analysed as follows:
Not later than 1 year	1,273	1,373
Later than 1 year and not later than 5 years	2,155	1,540
Later than 5 years	115	195

	3,543	3,108

(e)	Securitisations and other asset transfers
      As part of its Capital Management process, the Group has engaged in Securitisation transactions of certain of its residential mortgage assets in its portfolio. In general, the assets, or interests in the assets, are transferred to a special purpose entity (SPE), which then issues liabilities to third party investors. Securitisations may, depending on the individual arrangement, result in continued recognition of the assets; continued recognition of the assets to the extent of the Group’s continuing involvement in those assets; or derecognition of the assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer (see Accounting policy on page F-13). All the Group’s Securitisation SPEs are consolidated in the financial statements of the Group.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)
17  AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2007	2006

	€m	€m
Investment Securities available-for-sale
Government bonds	6,380	5,881
Other debt securities
— Listed	24,885	20,062
— Unlisted	2,135	2,237
Equity securities
— Listed	30	3
— Unlisted	19	22

Total securities available-for-sale	33,449	28,205

      Investment securities available-for-sale at fair value of €5,659 million (2006: €10,049 million) had been pledged to third parties in sale and repurchase agreements for periods not exceeding six months.
      The movement on investment securities available-for-sale may be summarised as follows:

	2007	2006

	€m	€m
At April 1, 2006	28,205	20,752
Revaluation, exchange and other adjustments	(604)	150
Additions	30,465	27,784
Disposals (sale and redemption)	(24,589)	(20,576)
Amortisation	52	98
Provision for impairment	1	(3)
Transfer from subsidiary	—	—
Reclassification	(81)	—

At March 31, 2007	33,449	28,205

18	INTEREST IN ASSOCIATED UNDERTAKINGS

	2007	2006

	€m	€m
At April 1, 2006	21	17
Share of results after tax	1	5
Increase in investments	4	4
Decrease in investments	—	(5)

At March 31, 2007	26	21

      In presenting details of the associated undertakings of the Bank of Ireland Group the exemption permitted by Regulation 10 of the European Communities (Credit Institutions: Accounts) Regulations, 1992 has been availed of and Bank of Ireland will annex to its annual return to the Companies Office a full listing of associated undertakings.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

19	INTEREST IN JOINT VENTURES

	2007	2006

	€m	€m
At April 1, 2006	75	61
Acquisitions	21	—
Share of results after tax	43	40
Exchange adjustments	2	(1)
Dividends received	(68)	(25)

At March 31, 2007	73	75

      On June 20, 2006 the Group announced the establishment of a joint venture with Paul Capital Partners (PCP), a leading U.S. private equity specialist, to provide private equity fund of funds products and advisory services to institutional and other investors worldwide. The joint venture is called Paul Capital Investments, LLC (PCI). The Group paid U.S. $25 million for a 50% share and may increase its shareholding up to 70% no earlier than 2008 on a pre-agreed basis.

	2007	2007

	€m	U.S.$m
Acquisition:
Cash paid on acquisition of JV	19	25.0
Costs incurred on acquisition of JV	2	2.5

	21	27.5

Net Assets acquired excluding cash	1	1.2
Goodwill on acquisition	20	26.3

	21	27.5

The joint ventures are:	First Rate Exchange Services
                                             Enterprise 2000 Fund.
                                             Paul Capital Investments, LLC

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

20	INTANGIBLE ASSETS

		Computer	Computer	Other
		Software	Software	Externally
		Externally	Internally	Purchased
	Goodwill	Purchased	Generated	Intangibles	Total

	€m	€m	€m	€m	€m
Cost
At April 1, 2006	375	312	658	146	1,491
Acquisition/disposal of subsidiary undertaking	—	(14)	—	—	(14)
Goodwill/intangibles arising on acquisitions during the year	2	—	—	4	6
Exchange adjustments	(28)	3	1	1	(23)
Reclassifications	—	(1)	(1)	—	(2)
Additions	—	23	82	—	105
Disposals	—	(10)	(14)	—	(24)
Goodwill written back on disposals	(2)	—	—	—	(2)

At March 31, 2007	347	313	726	151	1,537

Accumulated impairment and amortisation
At April 1, 2006	—	(210)	(289)	(27)	(526)
Exchange adjustments	—	—	—	—	—
Acquisition/disposal of subsidiary undertaking	—	10	—	—	10
Disposals	—	6	13	—	19
Charge for period	—	(18)	(65)	(14)	(97)

At March 31, 2007	—	(212)	(341)	(41)	(594)

Net Book Value at March 31, 2007	347	101	385	110	943

		Computer	Computer	Other
		Software	Software	Externally
		Externally	Internally	Purchased
	Goodwill	Purchased	Generated	Intangibles	Total

	€m	€m	€m	€m	€m
Cost
At April 1, 2005	272	316	552	124	1,264
Goodwill/intangibles arising on acquisitions during the year	92	—	—	23	115
Exchange adjustments	11	(1)	(1)	(1)	8
Reclassifications	—	(13)	27	—	14
Additions	—	16	90	—	106
Disposals	—	(6)	(10)	—	(16)

At March 31, 2006	375	312	658	146	1,491

Accumulated impairment and amortisation losses
At April 1, 2005	—	(188)	(216)	(15)	(419)
Exchange adjustments	—	—	—	1	1
Reclassifications	—	—	(10)	—	(10)
Disposals	—	5	3	—	8
Charge for period	—	(27)	(66)	(13)	(106)

At March 31, 2006	—	(210)	(289)	(27)	(526)

Net Book Value at March 31, 2006	375	102	369	119	965

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

20	INTANGIBLE ASSETS (continued)
Intangible Assets Impairment Review

		Goodwill

Division	Acquisition	2007	2006	Basis of Valuation	Key Assumptions

		€m	€m
Capital Markets	Iridian	199	219	Earnings	Constant growth
Capital Markets	Guggenheim	86	92	Earnings	rate after
Capital Markets	Burdale	56	54	Earnings	year 5
      The impairment model uses forecasted earnings projected out over a 5 year period based on the expected performance of the entity. Thereafter, a constant run rate is assumed out to 30 years, this run rate can vary between different entities depending on the sector, expected growth and the historical returns achieved by the entity.
      These cash flows are then discounted to present value at the Group’s current cost of capital. When the present value exceeds the carrying value no impairment occurs.

21	INVESTMENT PROPERTY

	2007	2006

	€m	€m
Opening Balance	807	503
Revaluation	96	53
Additions	263	353
Disposals	(24)	(102)

Closing Balance	1,142	807

      Investment properties are carried at fair value as determined by external qualified property surveyors appropriate to the variety of properties held. Fair values have been calculated using both current trends in the market and recent transactions for similar properties. Investment properties are held by BoI Life on behalf of policyholders.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

22	PROPERTY, PLANT AND EQUIPMENT

					Payments on
					account and
	Freehold land and		Computer	Finance	assets in the
	buildings and long		and other	lease	course of
	leaseholds	Adaptations	equipment	assets	construction
	(at valuation)	(at cost)	(at cost)	(at cost)	(at cost)	Total

	€m	€m	€m	€m	€m	€m
Cost or valuation
At April 1, 2006	627	124	676	10	6	1,443
Acquisition/disposal of subsidiary undertaking	—	(8)	(19)	—	—	(27)
Exchange adjustments	2	—	3	—	—	5
Additions	3	4	37	—	13	57
Disposals	(151)	(1)	(18)	(2)	—	(172)
Revaluation	34	—	—	—	—	34
Reclassifications	(73)	8	4	—	(12)	(73)

At March 31, 2007	442	127	683	8	7	1,267

Accumulated depreciation and amortisation
At April 1, 2006	—	(33)	(542)	(8)	—	(583)
Exchange adjustments	—	—	(2)	—	—	(2)
Disposals	—	—	14	1	—	15
Charge for year	—	(14)	(40)	—	—	(54)
Acquisition/disposal of subsidiary undertaking	—	5	17	—	—	22

At March 31, 2007	—	(42)	(553)	(7)	—	(602)

Net book value at March 31, 2007	442	85	130	1	7	665

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

22	PROPERTY, PLANT AND EQUIPMENT (continued)

					Payments on
					account and
	Freehold land and		Computer	Finance	assets in the
	buildings and long		and other	lease	course of
	leaseholds	Adaptations	equipment	assets	construction
	(at valuation)	(at cost)	(at cost)	(at cost)	(at cost)	Total

	€m	€m	€m	€m	€m	€m
Cost or valuation
At April 1, 2005	440	120	682	10	28	1,280
Exchange adjustments	(1)	—	(2)	—	—	(3)
Additions	16	4	24	—	6	50
Disposals	(39)	(7)	(51)	—	—	(97)
Revaluation	212	—	—	—	—	212
Reclassifications	(1)	7	23	—	(28)	1

At March 31, 2006	627	124	676	10	6	1,443

Accumulated depreciation and amortisation
At April 1, 2005	—	(22)	(531)	(7)	—	(560)
Exchange adjustments	—	—	2	—	—	2
Disposals	—	3	42	—	—	45
Charge for year	—	(15)	(44)	(1)	—	(60)
Reclassifications	—	1	(11)	—	—	(10)

At March 31, 2006	—	(33)	(542)	(8)	—	(583)

Net book value at March 31, 2006	627	91	134	2	6	860

Property and Equipment
      A revaluation of all Group property was carried out as at March 31, 2007. All freehold and long leasehold (50 years or more unexpired) commercial properties were valued by Lisneys as external valuers, who also reviewed the valuation carried out by the Bank’s professionally qualified staff of all other property. Valuations were made on the basis of open market value.
Sale and Leaseback
      The Group executed sale & leaseback investment transactions for 36 retail branches which yielded a profit of €86 million. Ongoing rental commitments are €8.6 million and the leases are classified as operating leases. Other properties were sold in the normal course of business that netted a profit on disposal of €1 million. Further disposals are being progressed with a book value of €73 million which have been reclassified from property, plant and equipment to properties held for sale.

	2007	2006

	€m	€m
Future capital expenditure
— contracted but not provided in the accounts	3	17
— authorised by the Directors but not contracted	14	28

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

22	PROPERTY, PLANT AND EQUIPMENT (continued)
      Minimum future rentals under non-cancelable operating leases are as follows:

	Payable	Receivable

	€m	€m
Year ended March 31, 2007
Not later than 1 year	62	2
Later than 1 year and not later than 5 years	217	7
Later than 5 years	405	3

23	OTHER ASSETS

	2007	2006

	€m	€m
Sundry debtors & other	1,130	2,045
Value of life assurance business in-force (Note 44)	580	513
Accounts receivable and prepayments	1,179	889

	2,889	3,447

24	DEPOSITS BY BANKS

	2007	2006

	€m	€m
Securities sold under agreement to repurchase	6,147	9,927
Deposits from other banks	14,258	21,896
Other bank borrowings	—	489

	20,405	32,312

Of which
Domestic	18,108	29,944
Foreign	2,297	2,368

	20,405	32,312

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

25	CUSTOMER ACCOUNTS

	2007	2006

	€m	€m
Current accounts	16,932	15,876
Demand deposits	25,393	18,344
Term deposits and other products	27,333	25,877
Other short term borrowings	2,619	1,373
Securities sold under agreement to repurchase	—	240

	72,277	61,710

Of which:
Non Interest bearing current accounts
Domestic	11,371	11,065
Foreign	1,239	1,057

	12,610	12,122

Interest bearing current accounts and short term borrowings:
Domestic	32,826	30,066
Foreign	26,841	19,522

	59,667	49,588

26	DEBT SECURITIES IN ISSUE

	2007	2006

	€m	€m
Bonds & medium term notes	29,837	20,249
Other debt securities in issue	29,686	16,565

	59,523	36,814

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

27	SUBORDINATED LIABILITIES

	2007	2006

	€m	€m
Undated Loan Capital
Bank of Ireland UK Holdings plc
€600m 7.40% Guaranteed Step-up Callable Perpetual Preferred Securities	618	636
Stg£350m 6.25% Guaranteed Callable Perpetual Preferred Securities	448	461
BOI Capital Funding (No 1) LP
€600m Fixed Rate/ Variable Rate Guaranteed Non-voting Non Cumulative Perpetual Preferred Securities	588	588
BOI Capital Funding (No 2) LP
U.S.$800m Fixed Rate/ Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	583	627
BOI Capital Funding (No 3) LP
U.S.$400m Fixed Rate/ Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	294	318
BOI Capital Funding (No 4) LP
Stg£500m Fixed Rate/ Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	707	—
Bristol & West
Stg£75m 13 3/8% Perpetual Subordinated Bonds	182	178
Stg£50.4m 8 1/8% Non-Cumulative Preference Shares	74	72

	3,494	2,880

Dated loan capital
Bank of Ireland
€750m 6.45% Subordinated Bonds 2010	775	798
€600m Subordinated Floating Rate Notes 2013	600	595
€650m Fixed/ Floating Rate Subordinated Notes 2019	642	662
€600m Subordinated Floating Rate Notes due 2017	599	598
Can$400m Fixed/ Floating Rate Subordinated Notes 2015	255	275
Stg£400m Fixed/ Floating Rate Subordinated Notes 2018	584	570
€750m Floating Rate Subordinated Notes 2017	748	—
Stg£500m Fixed Rate/ Variable Rate Subordinated Loan due 2036	—	—
Bristol & West
Stg£75m 10 3/4% Subordinated Bonds 2018	111	115

	4,314	3,613

	7,808	6,493

      On March 7, 2001 Bank of Ireland UK Holdings plc (the Issuer) issued €600 million 7.4% Guaranteed Step-up Callable Perpetual Preferred Securities (the Preferred Securities) which have the benefit of a subordinated guarantee by the Bank.
      The Preferred Securities are perpetual securities and have no maturity date. However, they are redeemable in whole or in part at the option of the Issuer subject to the prior consent of the Financial Regulator and of the Bank, at their principal amount together with any outstanding payments on March 7, 2011 or any coupon payment date thereafter. The Preferred Securities bear interest at a rate of 7.4% per annum to March 7, 2011 and thereafter at a rate of three month EURIBOR plus 3.26% per annum, reset quarterly.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

27	SUBORDINATED LIABILITIES (continued)
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
      On March 17, 2003 Bank of Ireland UK Holdings plc (the Issuer) issued Stg£350 million 6.25% Guaranteed Callable Perpetual Preferred Securities (the Preferred Securities) which have the benefit of a subordinated guarantee by the Bank.
      The Preferred Securities are perpetual securities and have no maturity date. However they are redeemable in whole but not in part at the option of the Issuer subject to the prior consent of the Financial Regulator and of the Bank, at their principal amount together with any outstanding payments on March 7, 2023 or any coupon date thereafter.
      The Preferred Securities bear interest at a rate of 6.25% per annum to March 7, 2023 and thereafter at a rate of 6 month LIBOR plus 1.70% per annum, reset semi annually.
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
      On March 2, 2005 BOI Capital Funding (No. 1) LP (the Issuer) issued €600 million Fixed Rate/ Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (the Preferred Securities) having the benefit of a subordinated guarantee by the Bank.
      The Preferred Securities, comprising limited partnership interests in BOI Capital Funding (No. 1) LP, are perpetual securities with no maturity date. However they are redeemable, subject to the prior approval of the Financial Regulator, on March 3, 2010 or any distribution payment date thereafter, in whole but not in part, at the option of BOI G.P. No. 1 Limited, which is the General Partner of the Issuer, at their principal amount plus any outstanding payments due.
      The Preferred Securities bear interest at a rate of 6.25% per annum to March 3, 2007 and thereafter at a variable rate of interest per annum which is the lesser of (i) the aggregate of 0.10% per annum and the annual spot 10 year EUR fixed versus 6 month EUR EURIBOR swap rate and (ii) 8% per annum.
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

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

27	SUBORDINATED LIABILITIES (continued)
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
      On January 27, 2006 BOI Capital Funding (No. 2) LP (the Issuer) issued U.S.$800 million Fixed Rate/ Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (the Preferred Securities) having the benefit of a subordinated guarantee by the Bank, each with a liquidation preference of U.S.$1,000.
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

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

27	SUBORDINATED LIABILITIES (continued)
      On February 3, 2006 BOI Capital Funding (No. 3) LP (the Issuer) issued U.S.$400 million Fixed Rate/ Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (the Preferred Securities) having the benefit of a subordinated guarantee by the Bank, each with a liquidation preference of U.S.$1,000.
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
      On September 19, 2006 BOI Capital Funding (No. 4) LP (the Issuer) issued Stg£500 million Fixed Rate/ Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (the Preferred Securities) having the benefit of a subordinated guarantee by the Bank, each with a liquidation preference of 100% of the nominal value of the denomination in which it was issued.
      The Preferred Securities, comprising limited partnership interests in BOI Capital Funding (No. 4) LP, are perpetual securities with no maturity date. However they are redeemable, subject to the prior approval of the Financial Regulator, on April 3, 2017 or any distribution date thereafter, in whole but not in part, at the option of BOI G.P. No. 1 Limited, which is the General Partner of the Issuer, at the liquidation preference amount plus any additional amounts and outstanding payments due.
      The Preferred Securities bear interest at a rate of 6.4295% per annum to but excluding April 3, 2017 and thereafter at a floating rate of interest of 1.50% per annum above the rate for Stg£ LIBOR three-month sterling deposits.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

27	SUBORDINATED LIABILITIES (continued)
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
      The Bristol & West 8 1/8% Non-Cumulative Preference Shares are non redeemable, non equity shares rank equally amongst themselves as regards participation in profits and in priority to the ordinary shares of Bristol & West plc.
      Holders of the Preference Shares are entitled to receive, in priority to the holders of any other class of shares in Bristol & West plc, a non-cumulative preference dividend at a fixed rate per annum payable in equal half yearly instalments in arrears on May 15 and November 15, each year. Bank of Ireland Group holds 35.8% of these shares.
      The preference dividend on the Preference Shares will only be payable to the extent that payment can be made out of profits available for distribution as at each dividend payment date in accordance with the provisions of the UK Companies Acts.
      The Bank set up a Stg£500 million Euro Note Programme (“the Programme”) in July 1995 and issued Stg£200 million Subordinated Floating Rate Notes due 2009 on February 11, 1997. These notes were redeemed on February 19, 2004. The Programme was increased to Stg£1 billion in July 1997. On November 9, 1999 the Programme was redenominated from sterling to euro and increased to €4 billion. On February 10, 2000 the Bank issued €600 million 6.45% Subordinated Bonds due 2010. On January 22, 2001 the Bank issued an additional €150 million 6.45% Subordinated Bonds due 2010 which are fungible and form a single series with the €600 million issued in February 2000.
      The Bonds and Notes constitute unsecured obligations of the Bank subordinated in right of payments to the claims of depositors and other unsubordinated creditors of the Bank and rank pari passu without any preference among themselves. In April 2001 the Programme was increased from €4 billion to €8 billion. In February 2003 the Programme was again increased from €8 billion to €10 billion and on December 18, 2003 €600 million Subordinated floating rate notes were issued. In February 2004 the Programme was increased from €10 billion to

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

27	SUBORDINATED LIABILITIES (continued)
€15 billion and on February 25, 2004 the bank issued €650 million, Fixed/ Floating Rate Subordinated Notes due 2019.
      The Bank issued on June 29, 2005 €600 million Floating Rate Subordinated Notes due 2017 and on September 21, 2005 Can$400 million of Fixed/ Floating Rate Subordinated bonds due 2015. On December 22, 2005 the Bank issued Stg£400 million of Fixed/ Floating Rate subordinated bonds due 2018.
      In July 2006 the Programme size was increased from €15 billion to €25 billion. The Bank issued on January 22, 2007 €750 million Floating Rate Notes due 2017.
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

28	OTHER LIABILITIES

	2007	2006

	€m	€m
Current taxation	105	75
Notes in circulation	839	791
Sundry creditors	558	1,792
Other	1,214	1,131
Accruals and deferred income	1,267	922

	3,983	4,711

      The Bank is authorised to issue bank notes in Northern Ireland under the Bankers (Ireland) Act 1845 and the Bankers (Northern Ireland) Act, 1928 as amended by Section 11 of Bankers (NI) Act 1928.

29	PROVISIONS

	2007	2006

	€m	€m
At April 1, 2006	153	179
Exchange differences	1	(1)
Additional provisions charged to income statement	23	47
Utilised during year	(70)	(64)
Unused amounts reversed during the period	(20)	—
Other movements	—	(8)

At March 31, 2007	87	153

      Other provisions include €32 million (2006: €76 million) relating to the strategic transformation programme.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

30	DEFERRED TAX

	2007	2006

	€m	€m
The movement on the deferred tax account is as follows:
Opening balance	177	143
Income Statement Charge for Year (note 10)	(21)	41
Available-for-sale Securities — Transferred to Reserves	(8)	(15)
Cash Flow Hedges — Transferred to Reserves	53	(1)
Revaluation/reclassification of Property during year	16	25
Pension	21	18
Other Movements	15	(34)

Closing balance	253	177

(See Note 38 for further information on deferred tax charged directly to equity)
Deferred tax assets and liabilities are attributable to the following items:
Deferred Tax Liabilities
Accelerated Capital Allowances:
— on finance leases	66	62
— on equipment used by the Group	32	26
Available-for-sale Securities	—	3
Cash Flow Hedges	64	11
Property Revaluation Surplus	64	69
Life Companies	148	134
Other temporary differences	17	22

Deferred Tax Liabilities	391	327

	2007	2006

	€m	€m
Deferred Tax Assets
Pensions and Other Post Retirement Benefits	95	116
Provision for Loan Impairment	11	6
Other provisions	6	15
Available-for-sale securities	6	—
Other temporary differences	20	13

Deferred Tax Assets	138	150

Represented on the balance sheet as follows:
Deferred tax assets	(25)	(30)
Deferred tax liabilities	278	207

	253	177

      In presenting the deferred tax balances above, under IAS 12, the Group has chosen to offset deferred tax assets and liabilities where:
      — an entity has a legally enforceable right to set off current tax assets against current tax liabilities, and

—	the deferred tax assets and the deferred tax liabilities relate to taxes levied by the same taxation authority on the same taxable entity.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

30	DEFERRED TAX (continued)
      Deferred tax liabilities have not been recognised for tax that may be payable if earnings of certain overseas subsidiaries were remitted to Ireland, as the timing of reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Unremitted earnings for overseas subsidiaries totalled €2,060 million (2006: €1,843 million).
      The deferred tax charge in the Income Statement comprises the following temporary differences:

	2007	2006

	€m	€m
Accelerated Tax Depreciation	—	(8)
Provision for Loan Losses	—	(1)
Other Provisions	3	(2)
Property Disposals	(21)	—
Other Temporary Differences	(3)	52

	(21)	41

31	INTEREST RATE RISK
Interest sensitivity of assets, liabilities and off balance sheet items — repricing analysis
      The table below provides an indication of the repricing mismatch in the non Trading assets and liabilities at March 31, 2007. For the major categories of assets and liabilities, this ‘gap’ table shows the volumes maturing in selected maturity bands, taking account of any amortisation of principal. Items are allocated to time bands by reference to the earlier of the next interest rate repricing date and the maturity date.
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

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

31	INTEREST RATE RISK (continued)
basis. Therefore the interest rate sensitivity table of the Bank does not provide meaningful information. Accordingly it has not been presented.
Interest Rate Repricing

	31 March, 2007

		Over	Over	Over
		three months	six months	one year
	Not	but not	but not	but not		Non
	more than	more than	more than	more than	Over	interest	Trading
	three months	six months	one year	five years	five years	bearing	Book	Total

	€m	€m	€m	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	6	—	—	—	—	356	—	362
Central Government and other eligible bills	11	—	—	—	—	—	—	11
Trading securities	—	—	—	—	—	—	520	520
Loans and advances to customers	88,359	4,251	5,527	22,935	3,325	651	—	125,048
Loans and advances to banks	6,073	404	38	35	—	660	—	7,210
Derivative financial instruments	—	—	—	—	—	935	1,914	2,849
Available-for-sale financial assets	22,483	2,000	4,345	2,152	2,432	37	—	33,449
Other financial assets at fair value through P/L*	211	20	—	29	35	12,412	—	12,707
Other assets	19	—	—	—	43	6,537	58	6,657

Total assets	117,162	6,675	9,910	25,151	5,835	21,588	2,492	188,813

Liabilities
Deposits by banks	16,202	3,061	677	2	—	126	337	20,405
Customer accounts	53,806	1,549	1,310	1,360	282	13,083	887	72,277
Derivative financial instruments	—	—	—	—	—	685	2,250	2,935
Debt securities in issue	38,956	11,633	2,915	2,093	4,205	(279)	—	59,523
Subordinated liabilities	1,925	—	600	1,605	3,794	(116)	—	7,808
Other liabilities*	1	1	3	25	33	18,993	51	19,107
Total equity	113	—	—	—	—	6,645	—	6,758

Total liabilities	111,003	16,244	5,505	5,085	8,314	39,137	3,525	188,813

Net derivative financial instrument nominal values	(3,524)	15,608	(2,319)	(14,401)	4,636	—	—	—

Interest rate repricing gap	2,635	6,039	2,086	5,665	2,157	(17,549)	(1,033)	—

Cumulative interest rate repricing gap	2,635	8,674	10,760	16,425	18,582	1,033	—	—

Euro
Cumulative interest rate repricing gap March 31, 2007	7,253	14,385	17,557	19,762	20,435	7,909	(7,909)	—

Sterling
Cumulative interest rate repricing gap March 31, 2007	8,672	9,525	8,673	11,898	12,943	8,077	(8,077)	—

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

31	INTEREST RATE RISK (continued)
Interest Rate Repricing

	31 March, 2006
	Restated**

		Over	Over	Over
		three months	six months	one year
	Not	but not	but not	but not		Non
	more than	more than	more than	more than	Over	interest	Trading
	three months	six months	one year	five years	five years	bearing	Book	Total

	€m	€m	€m	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	3	—	—	—	—	284	—	287
Central Government and other eligible bills	8	—	—	—	—	—	—	8
Trading securities	—	—	—	—	—	—	620	620
Loans and advances to customers	67,640	3,874	5,382	21,153	2,966	231	—	101,246
Loans and advances to banks	9,389	1,434	454	51	—	860	—	12,188
Derivative financial instruments	—	—	—	—	—	552	1,533	2,085
Available-for-sale financial assets	17,781	2,260	2,164	3,892	2,095	13	—	28,205
Other financial assets at fair value through P/ L*	265	15	—	26	28	10,104	—	10,438
Other assets	495	—	—	—	—	5,465	1,145	7,105

Total assets	95,581	7,583	8,000	25,122	5,089	17,509	3,298	162,182

Liabilities
Deposits by banks	27,352	2,576	1,763	79	20	12	510	32,312
Customer accounts	44,334	1,728	1,501	3,055	1,214	9,878	—	61,710
Derivative financial instruments	—	—	—	—	—	456	1,191	1,647
Debt securities in issue	27,609	2,835	2,044	2,115	2,211	—	—	36,814
Subordinated liabilities	599	—	—	806	5,164	(76)	—	6,493
Other liabilities*	522	1	3	27	43	16,029	1,343	17,968
Total equity	122	—	—	—	—	5,116	—	5,238

Total liabilities	100,538	7,140	5,311	6,082	8,652	31,415	3,044	162,182

Net derivative financial instrument nominal values	8,395	10,086	(1,698)	(16,401)	(372)	—	(10)	—

Interest rate repricing gap	3,438	10,529	991	2,639	(3,935)	(13,906)	244	—

Cumulative interest rate repricing gap	3,438	13,967	14,958	17,597	13,662	(244)	—	—

Euro
Cumulative interest rate repricing gap March 31, 2006	382	5,032	6,230	7,057	4,684	(365)	—	—

Sterling
Cumulative interest rate repricing gap March 31, 2006	10,783	17,834	17,629	18,518	18,968	4,490	—	—

*	Long term assets and liabilities associated with the BOI Life are measured on a different basis and the underlying cashflows are not directly subject to interest rate risk. Therefore these assets and liabilities have been included in non-interest bearing items in the Table above. Details of the sensitivity of the impact of these items on the Group income statement are set out in Note 44.

**	Restated due to change in accounting policy — see page F-26.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

32	LIQUIDITY RISK
            The table below analyses assets and liabilities of the Group into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.
Maturities of financial assets and liabilities

	As at March 31, 2007

		Up to 3	3-12	1-5	Over 5	Equity
	Demand	months	months	years	years	Shares	Total

	€m	€m	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	362	—	—	—	—	—	362
Central Government and other eligible bills	11	—	—	—	—	—	11
Loans and advances to banks	2,465	4,204	438	54	49	—	7,210
Loans and advances to customers	2,918	6,612	10,249	38,273	67,424	—	125,476
Trading securities	20	10	37	342	111	—	520
Derivative financial instruments	2,805	—	—	—	44	—	2,849
Other financial assets at fair value through P/ L	30	1,017	116	477	1,857	9,210	12,707
Investment securities — available-for-sale	106	2,965	5,655	17,334	7,340	49	33,449
Liabilities
Deposits by banks	2,785	13,669	3,389	488	74	—	20,405
Customer accounts	43,844	20,901	3,058	2,997	1,477	—	72,277
Debt securities in issue	270	15,975	8,168	18,919	16,191	—	59,523
Derivative financial instruments	2,882	—	—	—	53	—	2,935
Subordinated debt — dated	—	—	—	775	3,539	—	4,314
Maturities of financial assets and liabilities

	As at March 31, 2006
	Restated*

		Up to 3	3-12	1-5	Over 5	Equity
	Demand	months	months	years	years	Shares	Total

	€m	€m	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	287	—	—	—	—	—	287
Central Government and other eligible bills	—	8	—	—	—	—	8
Loans and advances to banks	2,937	6,933	2,225	54	39	—	12,188
Loans and advances to customers	3,999	3,597	6,577	25,052	62,021	—	101,246
Trading securities	11	155	22	269	163	—	620
Derivative financial instruments	13	185	175	301	1,411	—	2,085
Other financial assets at fair value through P/ L	2	314	49	472	1,921	7,680	10,438
Investment securities — available-for-sale	70	3,608	4,484	13,921	6,097	—	28,180
Equity shares — available-for-sale	—	—	—	—	—	25	25
Liabilities
Deposits by banks	1,699	26,195	3,608	709	101	—	32,312
Customer accounts	34,389	18,381	5,112	2,380	1,448	—	61,710
Debt securities in issue	174	17,714	4,708	11,212	3,006	—	36,814
Derivative financial instruments	23	136	159	195	1,134	—	1,647
Subordinated debt — dated	—	—	—	806	2,807	—	3,613

*	Restated due to change in accounting policy — see page F-26.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

33	FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES
      The Group has estimated fair value wherever possible using market prices or data available for instruments with characteristics either identical or similar to those of the instruments held by Group. In certain cases, however, including some advances to customers, there are no ready markets. Accordingly, various techniques have been developed to estimate what the approximate fair value of such instruments might be. These estimation techniques are necessarily subjective in nature and involve assumptions which are based on management’s view of market conditions at March 31, 2007 which may not necessarily be indicative of any subsequent fair value. Furthermore, minor changes in the assumptions used could have a significant impact on the resulting estimated fair values, and, as a result, readers of these financial statements are advised to use caution when using this data to evaluate the Group’s financial position.
      The concept of fair value assumes realisation of financial instruments by way of a sale. However, in many cases, particularly in respect of lending to customers, the Group intends to realise assets through collection over time. As such the fair values calculated do not represent the value of the Group as a going concern at March 31, 2007.
      The following table represents the carrying amount and the fair value of both the trading and non trading financial assets and liabilities as at March 31, 2007 and 2006.

	2007		2006

			Carrying	Fair
	Carrying	Fair	Amount	Values
	Amount	Values	Restated*	Restated*

	€m	€m	€m	€m
Financial instruments held for trading
Debt securities(1)	520	520	596	596
Equity shares(1)	—	—	24	24
Trading derivative financial instruments –
Interest rate contracts(1)	(294)	(294)	28	28
Foreign exchange contracts(1)	(103)	(103)	29	29
Equity and commodity contracts(1)	61	61	300	300
Non trading financial instruments
Assets
Cash and balances at central banks(1)	362	362	287	287
Items in course of collection from other banks(1)	811	811	930	930
Central government and other eligible bills(1)	11	11	8	8
Loans and advances to banks	7,210	7,219	12,188	12,188
Loans and advances to customers	125,048	125,124	101,246	101,516
Available-for-sale financial assets	33,449	33,449	28,205	28,205
Other financial assets at fair value through P/L	12,707	12,707	10,438	10,438

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

33	FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (continued)

	2007		2006

			Carrying	Fair
	Carrying	Fair	Amount	Values
	Amount	Values	Restated*	Restated*

	€m	€m	€m	€m
Liabilities
Deposits by banks	20,405	20,482	32,312	32,315
Customer accounts	72,277	72,491	61,710	61,751
Debt securities in issue	59,523	59,562	36,814	36,879
Items in course of transmission to other banks(1)	243	243	284	284
Subordinated liabilities	7,808	7,951	6,493	6,654
Liabilities to customers under investment contracts	6,736	6,736	6,650	6,650
Derivative financial — instruments — Hedging
Interest rate contracts(1)	250	250	81	81

(1)	The fair value of these financial instruments is equal to the carrying value. These instruments are either carried at market value, or have minimal credit losses and are either short term in nature or repriced frequently.

*	Restated due to change in accounting policy — see page F-26.
      The following notes summarise the methods and assumptions used in estimating the fair values of financial instruments shown above.
Due from other banks
      Due from other banks includes inter-bank placements and items in the course of collection.
      The fair value of floating rate placements and overnight deposits approximates their carrying amount. The estimated fair value of fixed interest bearing deposits is based on discounted cash flows using prevailing money market interest rates for debts with similar credit risk and remaining maturity.
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

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

34	RETIREMENT BENEFIT OBLIGATIONS
      The Group operates a number of defined benefit and defined contribution schemes in Ireland and overseas. The defined benefit schemes are funded and the assets of the schemes are held in separate trustee administered funds. The most significant defined benefit scheme is the “Bank of Ireland Staff Pension Fund (BSPF)” which accounts for approximately 80% of the pension liability on the Group balance sheet.
      Retirement benefits under the “BSPF” and the other defined benefit plans are calculated by reference to pensionable service and pensionable salary at normal retirement date.
      In determining the level of contributions required to be made to each scheme and the relevant charge to the income statement the Group has been advised by independent actuaries, Watson Wyatt (Ireland) Limited. The last formal valuation using the projected unit method was carried out on March 31, 2004. The projected unit method measures liabilities taking account of the projected future levels of pensionable earnings at the time of commencement of benefits i.e. at normal retirement date. The valuation disclosed that the assets after allowing for expected future increases in earnings and pensions represented 108% of the benefits that have accrued to members. The actuary has recommended that the existing funding programme be maintained until the results of the next formal valuation of the fund, which will be made as at March 31, 2007, are available.
      The financial assumptions used in deriving the valuation are set out in the table below.
Financial assumptions

	2007		2006

	% pa		% pa
Irish Schemes
Inflation rate	2.25		2.10
Discount rate	4.95		4.60
Rate of general increase in salaries	3.38	*	3.26	*
Rate of increase in pensions in payment	3.08	*	2.93	*
Rate of increase to deferred pensions	2.25		2.10

UK Schemes
Inflation rate	3.00		2.75
Discount rate	5.30		4.95
Rate of general increase in salaries	4.22	*	3.97	*
Rate of increase in pensions in payment	3.58	*	3.33	*
Rate of increase to deferred pensions	3.00		2.75

*	Allows for additional 0.5% for 5 years beginning April 1, 2005 for Staff Pension Fund

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

34	RETIREMENT BENEFIT OBLIGATIONS (continued)
Mortality assumptions
      The Mortality assumptions used in estimating the actuarial value of the liabilities for the Bank of Ireland Staff Pension Fund are the same as those adopted in the formal actuarial valuation at March 31, 2004. A complete actuarial review of mortality experience will be carried out between April 1, 2007 and September 30, 2007.

	2007	2006

Post-retirement mortality assumptions (Main Scheme)
Longevity at age 60 for current pensioners (years)
Males	22.3	22.3
Females	25.3	25.3
Longevity at age 60 for future pensioners (years)
Males	24.5	24.5
Females	27.5	27.5
      The expected long term rates of return and market value of assets of the material defined benefit plans on a combined basis as at March 31, 2007 and March 31, 2006 were as follows:

	2007		2006

			Expected
	Expected long term		long term
	rate of return	Market Value	rate of return	Market Value

	%	€m	%	€m
Equities	7.4	3,014	7.5	2,687
Bonds	4.35	953	4.2	860
Property	5.7	457	6.5	487
Cash	4.1	81	3.3	36

Total market value of schemes assets	6.5	4,505	6.6	4,070
Actuarial value of liabilities of funded schemes		(5,082)		(4,866)

Aggregate deficit in schemes		(577)		(796)
Unfunded schemes		(10)		(12)

Net pension deficit		(587)		(808)

      The expected rates of return on individual asset classes are estimated using current and projected economic and market factors. The overall expected return on plan assets is based upon the weighted average of the assumed returns on the major asset classes.
      The liability to defined contribution schemes at March 31, 2007 was €3 million. The pension scheme assets within equities included Bank of Ireland shares amounting to €69 million (March 31, 2006: €58 million) and property occupied by Bank of Ireland companies to the value of €50 million (March 31, 2006: €150 million).

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

34	RETIREMENT BENEFIT OBLIGATIONS (continued)
      The following table sets out the components of the defined benefit cost for the years ended March 31, 2007 and March 31, 2006.
Components of pension expenses

	2007	2006

	€m	€m
Current service cost	162	158
Past service cost	15	14
Curtailments	(10)	(11)
Expected return on pension scheme assets	(272)	(232)
Interest on pension scheme liabilities	224	210

Cost of providing defined retirement benefits	119	139

Actual return on scheme assets

	2007	2006

	€m	€m
Expected return on scheme assets	272	232
Actuarial gain on scheme assets	144	401

Actual return on scheme assets	416	633

Reconciliation of defined benefit obligations during the year

	2007	2006

	€m	€m
Defined benefit obligation at beginning of year	4,878	4,341
Current service cost	162	158
Actual member contributions	14	13
Past service cost	15	14
Interest cost	224	210
Actuarial (gains)/losses	(85)	270
Benefits paid	(127)	(120)
Curtailments	(10)	(11)
Settlements	—	6
Currency loss/(gain)	21	(3)

Defined benefit obligation at end of year	5,092	4,878

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

34	RETIREMENT BENEFIT OBLIGATIONS (continued)
Reconciliation of the fair value of scheme assets during the year

	2007	2006

	€m	€m
Fair value of scheme assets at beginning of year	4,070	3,417
Expected return	272	232
Actual member contributions	14	13
Actuarial gains	144	401
Contributions by employer	127	124
Benefits paid	(127)	(120)
Settlements	—	6
Currency gain/(loss)	5	(3)

Fair value of scheme assets at end of year	4,505	4,070

Analysis of the amount recognised in Statement of Recognised Income and Expense (SORIE)

	2007	2006

	€m	€m
Actuarial gain on scheme assets	144	401
Experience loss on liabilities	(126)	(46)
Gain/(loss) on change of assumptions (financial and demographic)	211	(224)
Currency loss	(16)	—

Total gains recognised in the SORIE during the year before adjustment of tax	213	131

Cumulative amount of losses recognised in SORIE to end of year	(118)	(331)

History of experience gains and losses

	2007	2006	2005

	€m	€m	€m
Actuarial gain on scheme assets:
Amount	144	401	114
Percentage of scheme assets	3.2%	9.9%	3.3%
Experience (losses)/gain on scheme liabilities:
Amount	(126)	(46)	43
Percentage of scheme liabilities	2.5%	0.9%	1.0%
Total actuarial gain/(loss) recognised in SORIE:
Amount	213	131	(462)
Percentage of scheme liabilities	4.2%	2.7%	10.6%
Defined benefit pension plans

	2007	2006	2005

	€m	€m	€m
Present value of obligations	5,092	4,878	4,341
Scheme assets	4,505	4,070	3,417

Deficit within schemes	587	808	924

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

34	RETIREMENT BENEFIT OBLIGATIONS (continued)
Additional information

For year ending:	March 31, 2008

€m
Expected employer contributions	111
Expected employee contribution	14
      Sensitivity analysis for each of the assumptions used to measure the scheme liabilities, showing the increase in defined benefit obligations at March 31, 2007.

BOI Staff Pension Fund
Factor	Change in assumption	Impact in actuarial liabilities

Discount rate	Decrease 0.1%	Increase 2.2%
Rate of Inflation	Increase 0.1%	Increase 2.2%
Rate of salary growth	Increase 0.1%	Increase 0.8%
Life expectancy	Increase by 1 year	Increase 2.9%
      While the table above shows the impact of an individual assumption change, a change in one assumption could impact on other assumptions due to the relationship between assumptions.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

35	CONTINGENT LIABILITIES AND COMMITMENTS
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

	2007		2006

		Risk		Risk
	Contract	Weighted	Contract	Weighted
	Amount	Amount	Amount	Amount

	€m	€m	€m	€m
The Group — Contingent Liabilities
Acceptances and endorsements	39	24	37	21
Guarantees and assets pledged as collateral security
— Assets pledged	—	—	—	—
— Guarantees and irrevocable letters of credit	1,719	1,540	1,354	1,321
Other contingent liabilities	745	302	675	327

	2,503	1,866	2,066	1,669

The Group — Commitments
Sale and option to resell transactions	—	—	—	—
Other commitments
— Documentary credits and short-term trade-related transactions	176	34	160	36
— Forward asset purchases, forward deposits placed and forward sale and repurchase agreements	—	—	—	—
— Undrawn note issuance and revolving underwriting facilities	758	163	409	—
— Undrawn formal standby facilities, credit lines and other commitments to lend
— irrevocable with original maturity of over 1 year	10,847	5,208	8,006	3,790
— revocable or irrevocable with original maturity of 1 year or less (ii)	24,232	—	22,362	—

	36,013	5,405	30,937	3,826

(i)	Under the Basel agreement, a credit conversion factor is applied to the contract amount to obtain the credit equivalent amount, which is then risk weighted according to counterparty.

(ii)	Undrawn loan commitments which are unconditionally cancelable at any time or which have a maturity of less than one year have a risk weighting of zero.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

36	MINORITY INTERESTS

	2007	2006

	€m	€m
At April 1, 2006	45	59
Exchange adjustments	—	(1)
Share of net profit/(losses)	1	(9)
Dividends paid to minority interest	(3)	(6)
Acquisition of minority interest	—	2
Disposal of minority interest (Davy)	(9)	—

At March 31, 2007	34	45

37	SHARE CAPITAL, SHARE PREMIUM AND TREASURY STOCK
Capital Stock
The Bank
Authorised

	2007	2006

	€m	€m
1,500m units of €0.64 of Ordinary Stock	960	960
8m units of Non-Cumulative Preference Stock of U.S.$25 each	150	165
100m units of Non-Cumulative Preference Stock of Stg£1 each	147	144
100m units of Non-Cumulative Preference Stock of €1.27 each	127	127
100m units of Undesignated Preference Stock of U.S.$0.25 each	19	21
100m units of Undesignated Preference Stock of Stg£0.25 each	37	36
100m units of Undesignated Preference Stock of €0.25 each	25	25

	1,465	1,478

Allotted and fully paid

	2007	2006

	€m	€m
955.4m units of €0.64 of Ordinary Stock	611	607
70.2m units of €0.64 of Treasury Stock	45	49
1.9m units of Non-Cumulative Preference Stock of Stg£1 each	3	3
3.0m units of Non-Cumulative Preference Stock of €1.27 each	4	4

	663	663

      The weighted average Ordinary Stock in issue at March 31, 2007, used in the earnings per unit of Ordinary Stock calculation, excludes the Treasury Stock which does not represent Ordinary Stock in issue. Treasury shares do not rank for dividend and while own shares held for the benefit of life assurance policyholders legally rank for dividend they do not accrue in the Group financial statements.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

37	SHARE CAPITAL, SHARE PREMIUM AND TREASURY STOCK (continued)
Movements in issued Ordinary Stock

	Ordinary	Treasury

At April 1, 2006	947,903,170	77,212,319
Stock Option Schemes	988,540	(682,400)
Sharesave Scheme	3,753,075	(3,625,478)
Long Term Incentive Plan	16,082	(16,082)
Employee Stock Issue	2,610,538	(2,610,538)
Stock Alternative Scheme	2,139,653	(2,139,653)
Stock purchased and held for the benefit of life assurance policyholders	(2,054,453)	2,054,453

At March 31, 2007	955,356,605	70,192,621

      The total authorised number of ordinary stock is 1,500 million units with a par value of €0.64 per unit of Ordinary Stock. All issued stock is fully paid.
      During the year the total Ordinary Stock in issue increased from 947,903,170 units of nominal value of €0.64 each to 955,356,605 units of nominal value of €0.64 each as a result of:
      988,540 units of Ordinary Stock were issued to option holders on the exercise of their options under the terms of the Senior Executive Stock Option Scheme at prices ranging from €2.819 to €14.00 by the re-issue of units of Treasury Stock (682,400 units) and by the issue of new units of Ordinary Stock (306,140 units).
      3,753,075 units of Ordinary Stock were issued to Sharesave option holders on the exercise of their options under the terms of the SAYE Scheme at prices of €5.40, €7.84 and €8.37, by the re-issue of units of Treasury Stock (3,625,478 units) and by the issue of new units of Ordinary Stock (127,597 units).
      16,082 units of Ordinary Stock were issued on the vesting of awards under the terms of the Long Term Performance Stock Plan (‘LTPSP’) at a price of €11.04 per unit, by the re-issue of units of Treasury Stock.
      2,610,538 units of Ordinary Stock were issued to employees under the terms of the Employee Stock Issue Scheme at a price of €13.78 per unit, by the re-issue of units of Treasury Stock.
      2,139,653 units of Ordinary Stock were issued to stockholders under the terms of the Stock Alternative Scheme at a price of €16.37 per unit, by the re-issue of units of Treasury Stock.
      The Stock Alternative Scheme was approved by stockholders at the 2006 Annual General Court. This gave stockholders the choice of receiving their dividends by way of cash or in stock units.
      24,994,798 units of Ordinary Stock were held by the Group’s life assurance company as at March 31, 2006 categorised as “own shares” and a further 2,054,453 units of Ordinary Stock were purchased by the life assurance company and held for the benefit of policyholders during the year to March 31, 2007.
      All units of Ordinary Stock in issue carry the same voting rights.
Preference Stock
      The Preference Stock is non-redeemable. The holders of Preference Stock are entitled to receive a non-cumulative preferential dividend, which in the case of the Sterling Preference Stock will be payable in Sterling, in a gross amount of Stg£1.2625 per unit and in the case of euro Preference Stock will be payable in euro in a gross amount of €1.523686 per unit per annum, in equal semi-annual installments, in arrears, on February 20 and August 20 in each year.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

37	SHARE CAPITAL, SHARE PREMIUM AND TREASURY STOCK (continued)
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
      As at March 31, 2007, 1,876,090 units of Sterling Preference Stock and 3,026,598 units of euro Preference Stock were in issue.
Use of Ordinary Stock in employee schemes

(a)	Employee Stock Issue Scheme
      At the 2006 Annual General Court the stockholders approved the establishment of a new Employee Stock Issue Scheme to replace the scheme originally approved by the stockholders in 1997. Under this scheme, which has an Irish and a UK version in order to conform with the relevant revenue legislation in both jurisdictions, all employees in Ireland and the UK are eligible to participate provided that they have been employed by the Group in one of the schemes’ participating companies for the previous financial year and are still employed by the Group on the date the annual results are announced. Each year the Court of Directors may set aside an element of Group profit before taxation for allocation to the trustees of the scheme to enable them to acquire units of Ordinary Stock on behalf of the scheme participants.
      Currently the amount set aside is related to overall Group performance assessed in terms of real growth in underlying earnings per share (“EPS”) and cost savings achieved under the Group’s Strategic Transformation Programme (STP). Performance matrices, under both headings, determine the actual % award and currently, the maximum award permitted under these matrices is a total of 6% of a participant’s salary. To date, annual distributions under the schemes have ranged between nil and 6% of each participants salary.
      Real growth in underlying EPS is the growth in underlying EPS over the financial year adjusted to take account of inflation.
      In addition, if an employee elects for the free stock award, they become eligible to purchase additional stock at market price from gross salary subject to Revenue Commissioners and HM Revenue & Customs rules respectively.
(b)             Sharesave Scheme (“SAYE Scheme”)
      At the 1999 Annual General Court the stockholders approved the establishment of an SAYE Scheme. Under this scheme, which has an Irish and UK version in order to conform with the relevant revenue legislation in both jurisdictions, all employees in Ireland and the UK are eligible to participate provided that they are employed by the Group on the invitation to participate date and they are still in the employ of the Group on the date that the options are granted. The first offer under the scheme was made in February 2000 and options to purchase units of Ordinary Stock were granted to participating employees at an option price of €5.40, which represented a 20% discount of the then market price. A second offer under the scheme was made in December 2003 and options to purchase Ordinary Stock were granted to participating employees in the Republic of Ireland at an option price of €7.84 which represented a 25% discount to the then market price and to participating employees in the UK at an

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

37	SHARE CAPITAL, SHARE PREMIUM AND TREASURY STOCK (continued)
option price of €8.37 which represented a 20% discount to the then market price. A third offer under the scheme was made in December 2006 and options to purchase Ordinary Stock were granted to participating employees in the Republic of Ireland at an option price of €12.28 which represented a 25% discount to the then market price and to participating employees in the UK at an option price of €13.09 which represented a 20% discount to the then market price.
      The difference between RoI and UK option prices reflects the maximum discounts permitted under Revenue Commissioners and, HM Revenue & Customs rules respectively.
      As at March 31, 2007, there are outstanding options under the scheme over 8,754,243 units of Ordinary Stock of the issued ordinary capital. These options are ordinarily exercisable, provided the participant’s savings contracts are complete between May 2007 and August 2010.

	ROI			UK			RoI	UK

March 2007	2000 7yr	2003 3yr	2003 5yr	2000 7yr	2003 3yr	2003 5yr	2007 3yr	2007 3yr	Total

Outstanding at beginning of period	2,528,936	3,430,835	2,209,257	595,580	826,851	450,931	—	—	10,042,390
Granted	—	—	—	—	—	—	2,310,960	513,615	2,824,575
Exercised	21,620	2,922,057	10,300	48,379	737,477	26,261	—	—	3,766,094
Lapsed	117,885	80,008	82,339	15,285	18,780	32,331	—	—	346,628
Outstanding at end of period	2,389,431	428,770	2,116,618	531,916	70,594	392,339	2,310,960	513,615	8,754,243

Exercisable at end of period	2,389,431	428,770	—	531,916	70,594	—	—	—	3,420,711

Weighted average exercise price	€5.40	€7.84	€7.84	€5.40	€8.37	€8.37	€12.28	€13.09	€8.49

      The weighted average market stock price at date of exercise was €16.93.
(c)  Stock Option Scheme
      Options to subscribe for units of Ordinary Stock are granted under the terms of the Stock Option Scheme. The original scheme was approved by the stockholders at the Annual General Court in July 1986. This was succeeded in 1996 by the “Bank of Ireland Group Stock — option Scheme — 1996”, and its successor scheme, the “Bank of Ireland Group Executive Stock Option Scheme — 2004” which was approved by the stockholders at the Annual General Court held in July 2004. Key executives may participate in the current scheme at the discretion of the Remuneration Committee. Under the current scheme, the total value of options granted may not exceed 100% of an executive’s salary. The subscription price per unit of stock shall not be less than the market value of the stock at the date of grant. The exercise of options granted since 2004 are conditional upon underlying EPS achieving a cumulative growth of at least 5% per annum compound above the increase in the Consumer Price Index over the three year performance period, commencing with the period in which the options are granted. The performance conditions for options granted in 1996 up to and including 2003 have been satisfied. Options may not be transferred or assigned and may be exercised only between the third and tenth anniversaries of their grant.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

37	SHARE CAPITAL, SHARE PREMIUM AND TREASURY STOCK (continued)

	March 2007		March 2006

		Weighted average		Weighted average
	Number of options	exercise price (€)	Number of options	exercise price (€)

Outstanding at beginning of period	6,732,803	10.658	6,611,900	9.6809
Granted during the period	1,416,190	13.1371	1,267,514	12.8811
Exercised during period	988,540	9.2323	1,014,111	7.1695
Expired during period	144,144	11.7503	132,500	9.8688
Outstanding at end of period	7,016,309	11.5503	6,732,803	10.658
Exercisable at end of period	2,957,605	10.14798	2,407,289	9.3693

Exercise Price Range (€)	Number of options

€4.529-9.15	899,650
€10.54-10.77	2,572,000
€11.05-12.85	2,093,955
€13.68-17.16	1,450,704

Total	7,016,309

      The weighted average stock price at date of exercise was €15.53. Outstanding options under the Stock Option Scheme are exercisable at price ranges above.
(d) Long Term Incentive Plan
      The “Bank of Ireland Group Long Term Incentive Plan — 2004” (‘LTIP’) was approved by the stockholders at the Annual General Court in July 2004. Its predecessor plan, the “Long Term Performance Stock Plan — 1999” (‘LTPSP’), was approved by the stockholders at the Annual General Court in July 1999. The LTIP links the number of units of stock receivable by participants to the Group’s Total Shareholder Return (“TSR”). TSR represents stock price growth plus dividends.
      Each year selected senior executives participating in the plan receive a conditional award of a number of units of Ordinary Stock. The maximum award, for executive Directors and Group Executive Committee members, cannot exceed 100 per cent (150 per cent for the Group CEO) of their annual salary at the time of the award.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

37	SHARE CAPITAL, SHARE PREMIUM AND TREASURY STOCK (continued)
      Provided the Group’s Return on Equity (“ROE”) over the three year performance period is, on average, at least 20 per cent, then the proportion of these units which actually vest in the executive on the 3rd anniversary of the date of the original award is based on the Group’s TSR growth relative to a comparator group of 17 financial services companies, as follows:

The Bank’s total shareholder return performance	% of Units of Stock subject to an Award
relative to the Comparator Companies	which may be issued or transferred

Equal to or better than the company ranked second	100%

Between the company ranked median and the company ranked second	Greater than 35% and less than 100% (Pro rata based on the Bank’s performance relative to the Comparator Companies)

Equal to the median	35%

Below median	Nil

      If the Group’s ROE over the three year performance period, is on average, below 20%, then the award lapses.
      Under the LTPSP, a minimum of 80% of the vested stock must be retained for two years from maturity of award. After the two year retention period, an additional award of 20% is made. If the award is retained for an additional five years, a further award of 30% is made.

	March 2007		March 2006

	Number of	Weighted average	Number of	Weighted average
	conditional units	grant price €	conditional units	grant price €

Outstanding at beginning of period	1,661,432	11.64	1,229,805	11.06
Granted during the period	853,072	14.27	698,682	12.92
Vested during period	—		98,101	12.73
Expired during period	475,750	11.28	168,953	12.05
Outstanding at end of period	2,038,754	12.82	1,661,432	11.64
      Outstanding units under the LTIP were granted at prices ranging between €10.67 to €17.16.

(e)	Options Pricing Model
      The binomial lattice option valuation model is used to estimate the value of the options granted. The following table details the assumptions used and the resulting fair values provided by the options pricing model.

	Stock Option Scheme		LTPSP

	March 2007	March 2006	March 2007	March 2006

Volatility	25%	30%	25%	30%
Dividend Yield	3.4%	3.60%	3.4%	3.60%
Risk free rate	4%	3.1%	N/A	N/A
Implied term	8.5 years	8 years	3 years	3 years
Fair value	€3.17	€2.65	€5.10	€5.2
Exercise price	€14	€12.85	€14	€12.85
No of options(000)	1,416.2	1,259.5	853.1	689.2
Vesting period	3 years	3 years	3 years	3 years

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

37	SHARE CAPITAL, SHARE PREMIUM AND TREASURY STOCK (continued)

	SAYE (ROI)		SAYE (UK)
	3 Year		3 Year

	2007	2006	2007	2006

Volatility	20%	30%	20%	30%
Dividend Yield	3.3%	3.3%	3.3%	3.3%
Risk free rate	3.8%	3.0%	3.8%	3.0%
Implied term	3 years	3 years	3 years	3 years
Fair value	€5.10	€3.28	€4.55	€3.00
Exercise price	€12.28	€7.84	€13.09	€8.37
No of options(000)	2,311.0	3,430.8	513.6	826.8
Vesting period	3 years	3 years	3 years	3 years

	SAYE (ROI)	SAYE (UK)
	5 Year	5 Year
	2006	2006

Volatility	30%	30%
Dividend Yield	3.3%	3.3%
Risk free rate	3.6%	3.6%
Implied term	5 years	5 years
Fair value	€3.54	€3.31
Exercise price	€7.84	€8.37
No of options(000)	2,209.2	450.9
Vesting period	5 years	5 years

(f)	Limitations on Employee Stock Issue and Stock Option Schemes
      All of the above stock issue and stock option schemes are subject to a range of flow rate controls approved by the stockholders and which conform to current institutional investor guidelines.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

38	RESERVES AND RETAINED EARNINGS

		2006
	2007	Restated*

	€m	€m
Stock premium account
Opening balance	767	767
Premium on issue of stock	4	—

Closing balance	771	767

Capital reserve
Opening balance	359	311
Transfer from retained profit	70	48

Closing balance	429	359

Retained profit
Opening balance previously reported	3,330	2,392
Impact of change in accounting policy*	(142)	(90)

Revised opening balance	3,188	2,302
Profit for period attributable to stockholders	1,651	1,230
Equity dividends	(524)	(448)
Dividends on other equity interests	(15)	(13)
Transfer to capital reserves	(70)	(48)

Profit retained	1,042	721
Reissue of treasury stock	129	48
Transfer from revaluation reserve	108	4
Transfer from share based payments reserve	15	—
Actuarial gains on pension funds	190	113

Closing balance	4,672	3,188

Share based payments reserve
Opening balance	27	16
Charge to the income statement	12	11
Transfer to retained profit	(15)	—

Closing balance	24	27

Foreign exchange reserve
Opening balance	(125)	(108)
Exchange adjustments during year	49	(17)

Closing balance	(76)	(125)

*	Restated due to change in accounting policy — see page F-26.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

38	RESERVES AND RETAINED EARNINGS (continued)

	2007	2006

	€m	€m
Revaluation reserve
Opening balance	342	159
Transfer to revenue reserve on sale of property	(108)	(4)
Revaluation of property	34	212
Deferred tax on revaluation/reclassification of property	(16)	(25)

Closing balance	252	342

Available for sale reserve
Opening balance	26	130
Net changes in fair value	(57)	(115)
Deferred tax on fair value changes	8	15
Profit on disposal	(10)	(4)

Closing balance	(33)	26

Cash flow hedge reserve
Opening balance	60	67
Net changes in fair value	188	(8)
Deferred tax of fair value changes	(53)	1

Closing balance	195	60

Other equity reserve
Opening balance	114	114
Movement during period	—	—

Closing balance	114	114

39	DIVIDENDS PER SHARE
      The final dividend of 39.4 cent per share, amounting to €376 million, is not accounted for until ratified at the Annual General Court on July 17, 2007. The financial statements for the year ended March 31, 2007 do not reflect this resolution, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending March 31, 2008. The total dividend in respect of the year ended March 31, 2007 is 60.4c per share (2006: actual dividend per share 52.5c) amounting to a total of €577 million (2006: €498 million, restated due to change in accounting policy — see page F-26).

40	CASH AND CASH EQUIVALENTS
      For the purposes of the cash flow statement, cash and cash equivalents comprises the following balances:

	Notes	2007	2006

		€m	€m
Cash and balances with central banks		362	287
Loans and advances to banks (with an original maturity of less than 3 months)	15	3,924	5,867
Central government and other eligible bills	12	11	8

		4,297	6,162

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

41	GENERAL

(a)	The Bank has given letters of comfort in respect of certain of its subsidiaries to the relevant regulatory authorities for the protection of the depositors of certain of its banking subsidiaries in the various jurisdictions in which such subsidiaries operate.

(b)	The Bank has provided a guarantee under Section 17 of the Companies (Amendment) Act, 1986 for the following companies:

Addano Limited, Bank of Ireland Asset Management (U.S) Limited, Bank of Ireland Asset Management Limited, Bank of Ireland Car Loans Limited, Bank of Ireland Commercial Finance Limited, Bank of Ireland Insurance Services Limited, Bank of Ireland International Finance Limited, Bank of Ireland Outsourcing Services Limited, Bank of Ireland Unit Trust Managers Limited, Bushfield Leasing Limited, Clonvern Limited, Davy Corporate Finance Limited, Davy Holdings (International) Limited, Davy International, Davy International Financial Services Limited, Davy Nominees Limited, Davy Pensioneer Trustees Limited, Davycrest Nominees Limited, Davy Property Holdings Limited, Davy Property Investments Limited, Davy Securities Limited, DKM Economic Consultants Limited, Edendork Leasing Limited, First Rate Enterprises Limited, Florenville Limited, Focus Investments Limited, Glenswilly Leasing Limited, IBI Corporate Finance Limited, J & E Davy, J & E Davy Holdings Limited, Nerling Limited, Nestland Limited, Premier — Direct Management Limited, Premier — Direct Insurance Services Limited, Tustin Limited.

Note: the guarantees provided under Section 17 of the Companies (Amendment) Act, 1986 in respect of the companies identified in bold print — all members of the J & E Davy group of companies — expired on March 31, 2007.

42	RELATED PARTY TRANSACTIONS
      The parent company of the Group is the Governor and Company of the Bank of Ireland, which is a corporation established in Ireland in 1783 under Royal Charter with primary listings on both the Irish and London Stock Exchanges. A number of banking transactions are entered into between the Governor and Company and its subsidiaries in the normal course of business. These include loans, deposits and foreign currency transactions.
(a)  Associated Undertakings and Joint Ventures

The Group provides and receives from its associated undertakings and joint ventures certain banking and financial services.

Mike Hodgkinson, a former Director of the Bank (retired July 21, 2006) continues as Chairman of Post Office Limited, with which the Group has an arrangement to distribute financial services products through Post Office branches in the UK.
(b)  Pension Funds

The Group provides a number of normal banking and financial services for various pension funds operated by the Group for the benefit of its employees (principally for the Bank Staff Pension Fund), which are conducted on similar terms to third party transactions and are not material to the Group. Further details on pensions are set out in Note 34.

During the year the Group received €32 million arising from the sale of the Group’s head office in Baggot Street. In addition the Group occupies a number of premises owned by the Group’s various pension schemes, the total value of these properties is €50 million.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

42	RELATED PARTY TRANSACTIONS (continued)
(c)  Transactions with key management personnel

For the purposes of IAS 24 Related Party Disclosures, “ key management personnel” comprises the Directors of the Court, the members of the Group Executive Committee (GEC), the Group Secretary and the Group Legal Advisor.

Directors’ emoluments are set out in the Remuneration Report on pages F-98 to F-107 and details of compensation paid to key management personnel are provided below.
      Key management personnel hold products with Group companies in the ordinary course of business. All loans to non-executive Directors are made in the ordinary course of business on normal commercial terms. Loans to key management personnel other than non-executive Directors are made on terms similar to those available to staff generally and/or in the ordinary course of business on normal commercial terms.
      The aggregate amounts outstanding and the number of persons concerned in respect of all loans, quasi-loans and credit transactions made by the Bank to its key management personnel, as defined above, including members of their close families and entities controlled by them are shown below: -

	Aggregate Amount Outstanding		Number of Persons

Key Management Personnel	March 31, 2007	March 31, 2006	March 31, 2007	March 31, 2006

	€’000	€’000
Directors
Loans	73,989	39,796	13	12
Quasi-loans and credit transactions	—	—	None	None
Executive Officers
Loans	4,368	6,968	5	7
Quasi-loans and credit transactions	—	—	None	None

Total	78,357	46,764	18	19

      Included in the above figures, are loans to key management personnel, other than non-Executive Directors on terms similar to those available to staff generally, amounting to €250,725 (2006: €3,404,062).
      In addition to the loans detailed above, the aggregate amounts of deposits and credit balances outstanding for key management personnel in office at March 31, 2007 amounted to €12.3 million (2006: €9.13 million).

(d)	Compensation of key management personnel (2006: GEC only)

	2007	2006
	€’000	€’000

Remuneration
Salaries and other short term employee benefits (1)	22,179	12,551
Post employment benefits (2)	690	2,433
Termination benefits	750	1,465
Equity compensation benefits (3)	3,761	2,370

Total remuneration	27,380	18,819

(1)	Comprises salary, bonus, car allowance, profit share schemes and other short-term benefits paid in the year.
(2)	Employer contributions to pension funds.
(3)	Value of awards made under the Group’s executive share option scheme, SAYE schemes, LTIP, SSI in Ireland and SIP in UK which are described in note 37.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)
43  ACQUISITIONS
Paul Capital Investments:
      On June 20, 2006 the Bank entered into a joint venture partnership with Paul Capital Partners, a leading U.S. private equity specialist, establishing Paul Capital Investments LLC providing private equity fund of funds products and advisory services to institutional and other investors worldwide. The consideration at the time of acquisition was U.S.$25 million. The acquisition is currently being accounted for as a joint venture using the equity method of accounting. See note 19.
Guggenheim Advisors:
      On January 20, 2006 the Bank acquired a 71.5% interest in Guggenheim Advisors. The final cash consideration for the transaction was U.S.$148 million, which was reported last year as being dependent on the performance of the business to April 1, 2006 and August 1, 2006. This is U.S.$3 million higher than the anticipated consideration of U.S.$145 million as reported last year. Goodwill has been adjusted accordingly.
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

44	LIFE ASSURANCE BUSINESS
Value of In-force Life Assurance Business

	March 31, 2007	March 31, 2006

	€m	€m
Opening	513	428
Profit and Loss movement in value of in-force	67	73
Asset Reallocation	—	12

Closing (note 23)	580	513

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
      The key economic assumptions used in the calculation of the value of in-force business are set out below:

	March 31, 2007	March 31, 2006

Risk Discount Rate	7.5%	7.5%
Unit Growth Rate	5.5%	5.5%
Shareholder Tax Rate	12.5%	12.5%

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

44	LIFE ASSURANCE BUSINESS (continued)
      The process used in determining the key economic and experience assumptions is set out below:

Risk Discount Rate:	The risk discount rate is the rate used to discount the surpluses that will arise on insurance business in the long-term fund. The rate reflects the yield available on government bonds of appropriate duration plus a risk margin.

Unit Growth Rate:	The unit growth rate is the assumed rate of return on the Company’s unit-linked assets before taxation and management fees in future years. The growth rate reflects the mix of assets held.

Shareholder Tax Rate:	The current rate of corporation tax is assumed to be maintained over the term of the business. Deferred tax is allowed for on the release of retained surplus in the life business.

Mortality and Morbidity:	Mortality and morbidity assumptions, which include allowances for improvements in longevity for annuitants, are set by reference to the Group’s actual experience and/or relevant industry data.

Persistency:	Persistency rates refer to the rate of policy termination for insurance policies. These rates are based on historical experience and management’s views on future experience.

Maintenance expenses:	Allowance is made for future policy costs by reference to current and expected future costs. Explicit allowance is made for future expense inflation.
Sensitivities
      The table below indicates the stand-alone impact of changes in the key assumptions on profit after tax and shareholder equity.

1% increase in Risk Discount Rate	(€28m	)
1% decrease in Risk Discount Rate	€30m
10% improvement in Mortality	€11m
10% deterioration in Persistency	(€18m	)
5% improvement in Renewal Expenses	€5m
1% increase in Equity Markets	€2m
      While the table above shows the impact of an individual assumption change, a change in one assumption could impact on other assumptions due to the relationship between assumptions.
Insurance Contract Liabilities
      The movement in gross life insurance contract liabilities can be analysed as follows:

	Year ended	Year ended
	March 31, 2007	March 31, 2006

	€m	€m
Opening Balance	5,192	3,785
Movement during the period	1,998	1,407

Closing Balance	7,190	5,192

      The Company writes the following life assurance contracts that contain insurance risk;

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

44	LIFE ASSURANCE BUSINESS (continued)
Non-Linked Life Assurance Contracts
      These contracts provide the policyholder with insurance in the event of death, critical illness or permanent disability (principally mortality and morbidity risk).
Non-Linked Annuity Contracts
      These contracts provide the policyholder with an income until death (principally longevity and market risk).
Linked Insurance Contracts
      These contracts include both policies primarily providing life assurance protection and policies providing investment but with a level of insurance risk deemed to be significant (principally mortality and market risk).
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
Options & Guarantees
      The Company has a very limited range of options and guarantees in its business portfolio as the bulk of the business is unit linked without investment guarantees. Where investment guarantees do exist they are either hedged with an outside party or matched through appropriate investment assets.
Uncertainties associated with insurance contract cash flows and risk management activities
      For life assurance contracts where death is the insured risk, the most significant factors that could adversely affect the frequency and severity of claims are the incidence of disease and general changes in lifestyle. Where the insured risk is longevity, advances in medical care are the key factor that increases longevity. The Group manages its exposures to insurance risks through a combination of applying strict underwriting criteria, asset liability matching, transferring risk to reinsurers and the establishment of prudent insurance contract liabilities.
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

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

44	LIFE ASSURANCE BUSINESS (continued)
shareholder equity that exceeds a statutory margin, the required minimum regulatory solvency margin. The table below sets out the shareholder equity held by the Group’s life assurance operation compared to the required minimum regulatory margin as at December 31, 2006 which is the life subsidiary’s statutory year-end.

	December 31, 2006	December 31, 2005

	€m	€m
Minimum regulator solvency margin	161	145
Shareholder equity held for life business	422	318

45	LIFE ASSURANCE INVESTMENT INCOME AND GAINS

	2007	2006	2005

		€m	€m
	€m	Restated*	Restated*
Life assurance investment income and gains	275	625	695
Elimination of investment return of treasury shares held for the benefit of policyholders	(28)	(26)	(23)

	247	599	672

*	Restated due to change in accounting policy see page F-26.

46	DIRECTORS’ INFORMATION
      This Remuneration Report has been prepared in accordance with the requirements of the Combined Code on Corporate Governance.
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
      The remuneration of non-executive Directors is determined and approved by the Court. Neither the Governor nor any Director participate in decisions relating to their own remuneration.
Remuneration policy
      Group remuneration policy is to ensure that the remuneration arrangements for Directors and senior management are competitive and designed to attract, retain and motivate people of the highest calibre, who are expected to perform to the highest standards.
      Reward policies are aligned with the objective of maximising stockholder value. In determining remuneration levels account is taken of such factors as each individual’s responsibilities and performance as well as levels of remuneration in comparable businesses both in Ireland and the United Kingdom.
      Executive Directors are expected, over time, to build up a Group stock ownership equivalent to a minimum of 100% of salary.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

46	DIRECTORS’ INFORMATION (continued)
The Remuneration package for executive Directors
      The total remuneration package is reviewed by the Group Remuneration Committee with assistance from external remuneration consultants who provide independent remuneration advice and analysis to the Committee. Currently the key elements of the remuneration package are salary, a performance related bonus, the Long Term Incentive Plan, Stock Options, participation in the Employee Stock Issue and the Sharesave Schemes and provision of retirement benefits. These various elements are summarised below:-

•	Salary — Is payable monthly and is set at a level to recognise an individual’s market worth. Salaries are reviewed annually by the Group Remuneration Committee.

•	Performance-related bonus scheme — The level earned by each executive Director is based on the Remuneration Committee’s assessment of that Director’s performance against pre-determined goals, required leadership behaviours, the Group’s actual year-on-year Underlying Profit Before Tax growth and the achievement of cost savings under the Strategic Transformation Programme. Bonus potential of executive Directors is currently uncapped with 25% of the actual bonus awarded being deferred until the successful completion of the Strategic Transformation Programme in March 2009 or earlier.

•	Long Term Incentive Plan — Since 2004 the Group has operated a Long Term Incentive Plan (“LTIP”), with stockholder approval, for key senior executives. Under the LTIP, which is described in more detail in Note 37 on page F-84, conditional awards have been made to the executive Directors as set out in the table on page F-104.

•	Stock Options — In 2004, the Group updated the Executive Stock Option Scheme, with stockholder approval. It is policy to grant stock options under the terms of the Stock Option Scheme to executive Directors and senior executives across the Group to align their interests with the interests of stockholders in general. The exercise of all options granted since 2004 is conditional upon underlying earnings per share achieving a cumulative growth of at least 5% per annum compound above the increase in the Consumer Price Index over the three-year performance period. If this performance condition is not achieved, the options lapse. (See also Note 37 on page F-84).

•	Employee Stock Issue Scheme — The Bank operates an Employee Stock Issue Scheme under which the Court of Directors may set aside an element of Group profit before taxation for allocation to the trustees of the scheme to enable them to acquire units of Ordinary Stock on behalf of the scheme participants. The amount set aside is related to overall Group performance (see also Note 37 on page F-84). Executive Directors participate on the same basis as staff generally.

•	Sharesave Scheme — In 1999 the Group established a Sharesave Scheme (“SAYE scheme”) for all eligible employees. Under the SAYE scheme the executive Directors who participated were granted options over units of Ordinary Stock as set out in the table on pages F-103 and F-104. (see Note 37 on pages F-84).

•	Retirement Benefits — The executive Directors, with the exception of Denis Donovan, are members of the Bank Staff Pension Fund, which is a contributory scheme at the rate of 2.5% of salary. Denis Donovan is a member of the Bank of Ireland Asset Management Pension Scheme, which is a non-contributory scheme. Both the Bank Staff Pension Fund and the Bank of Ireland Asset Management Pension Scheme are defined benefit plans, based on an accrual rate of 1/60th of pensionable salary for each year of pensionable service with a maximum of 40/60ths payable on normal retirement, at age 60. Brian Goggin’s contract provides for an option, exercisable by the Group or by him, allowing him to retire at age 58 on a pension without actuarial reduction. Of the executive Directors’ total remuneration package, only their salaries are pensionable.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

46	DIRECTORS’ INFORMATION (continued)

The Finance Act 2006 effectively established a cap on pension provision by introducing a substantial tax charge on pension assets in excess of the higher of €5 million or the value of individual prospective pension entitlements as at December 7, 2005 (each to be indexed annually). The Group Remuneration Committee assessed the approaches of other companies affected and took actuarial advice. As a consequence, the Committee agreed that executive Directors be offered an option (a) to continue with unchanged pension funding arrangements or (b) to elect for a revised arrangement whereby their prospective pension fund would be limited to the value of the pension cap, together with a taxable, non-pensionable, cash allowance in lieu of the pension benefit foregone. All the executive Directors have opted for the revised arrangement, the P&L impact of which is similar to that of continuing to fund their pensions under the earlier arrangement.

•	Service contracts — No service contract exists between the Group and any Director which provides for a notice period from the Group of greater than one year.
Directors’ remuneration 2006/2007 (all figures in €’000’s)

			Perf.		Pension
	Salary	Fees	bonus	Other	contribs.	Total remun.	Total remun.
	(1)	(2)	(3)	(4)	(5)	2006/2007	2005/2006

Governor
R Burrows	483					483	336
Deputy Governor
D O’Brien (resigned September 12, 2006)	72					72	124
G M Magan (apt. on October 10, .2006)	76	52				128	80
Executive Directors
R Boucher*	242		615	109	49	1,015
D Crowley*	286		696	200	(49)	1,133
D Donovan*	279		810	210	(53)	1,246
B J Goggin	1,100		2,025	1,227	(354)	3,998	2,525
J O’Donovan	500		593	471	17	1,581	1,115
Non — Executive Directors
R E Bailie (retired July 21, 2006)		37				37	112
D J Dilger		94				94	80
P Haran		104				104	80
D Holt (apt. October 6, 2006)		48				48
M Hodgkinson (retired July 21, 2006) (6)		—				—	—
D McCourt		115				115	80
C A Marland		98				98	80
T Moran		94				94	80
T V Neill		100				100	80
M Redmond (retired July 21, 2006)		27				27	80

Totals	3,038	769	4,739	2,217	(390)	10,373	4,852

Ex-gratia payments paid to former Directors/ Dependants						424	474

Notes:

(1)	The Governor and Deputy Governor, as non-executive Officers of the Bank, are not paid Court fees but are remunerated by way of non-pensionable salary.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

46	DIRECTORS’ INFORMATION (continued)

(2)	Fees are paid only to non-executive Directors; a basic fee of €80,000 p.a. applies, subject to review annually. Additional fees are paid to Committee chairmen, the Senior Independent Director and for Committee membership.

(3)	Payments under the performance bonus scheme, are linked to individual performance and overall Group performance versus pre-determined targets over the financial year. Under the rules of the performance bonus scheme, 25% of any bonus awarded is deferred until successful completion of the Strategic Transformation Programme in March 2009 or earlier. For the year 2006/2007, the deferred elements of bonuses are as follows:-

R Boucher €205,000; D Crowley €232,027; D Donovan €270,000; BJ Goggin €500,000; J O’Donovan €197,500.

In the case of B J Goggin, the bonus figure includes the maturity value of Bank of Ireland Asset Management Deferred Cash Incentive Scheme (€175,366) and Long Term Incentive Plan (€350,000) awards made in 2004.

(4)	Executives whose contractual pension promise would exceed the pensions ‘cap’ introduced in Finance Act 2006 have the option of electing for a taxable cash allowance in lieu of pension foregone (see page F-94). The figures for BJ Goggin and J O’Donovan include amounts of €250k and €90k respectively in cash allowances in respect of the period from December 7, 2005 (the effective date of pensions ‘cap’) to March 31, 2006. The figures shown also include car allowance, the benefit on any loans at staff rates and the value of awards under the Employee Stock Issue Scheme.

(5)	Contributions to defined benefit pension schemes: In the case of D Crowley, D Donovan and B J Goggin their pension accrual is now ‘capped’ at the increase in thresholds set out in the Finance Act each year and as a result, a claw back of previously funded benefits arises.

All pension amounts at (4) and (5) have been determined by Watson Wyatt, the Group’s actuary, and approved by the Group Remuneration Committee.

(6)	Mike Hodgkinson did not receive any emoluments from the Bank of Ireland Group in line with the agreement with Post Office Limited.

*	From date of appointment as a Director (October 6, 2006), except in the case of the performance bonus, the full amount of which is included.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

46	DIRECTORS’ INFORMATION (continued)
Stock options held by Directors and Secretary

(a)	Executive stock options
      Options to subscribe for Ordinary Stock in the Bank granted and exercised during the year to March 31, 2007 are set out in the table below:-

					Options at
					April 1, 2006			Market
					or date of			price at	Options at
	Date of	Earliest		Exercise	appointment	Granted in	Exercised	exercise	March 31,
	grant	exercise date	Expiry date	price	if later	year	in year	date	2007

				€				€
R Boucher	Dec 8, 2003	Dec 8, 2006	Dec 8, 2013	10.54	20,000				20,000
	Jul 26, 2004	Jul 26, 2007	Jul 26, 2014	10.76	26,000				26,000
	Jun 21, 2005	Jun 21, 2008	Jun 21, 2015	12.85	23,000				23,000
	Jul 4, 2006	Jul 4, 2009	Jul 4, 2016	14.00		30,500			30,500

					69,000	30,500			99,500

D Crowley	Jul 13, 1999	Jul 13, 2002	Jul 13, 2009	8.93	20,000				20,000
	May 21, 2001	May 21, 2004	May 21, 2011	11.05	25,000				25,000
	Jun 24, 2002	Jun 24, 2005	Jun 24, 2012	12.50	25,000				25,000
	Jun 18, 2003	Jun 18, 2006	Jun 18, 2013	10.77	50,000				50,000
	Jul 26, 2004	Jul 26, 2007	Jul 26, 2014	10.76	35,000				35,000
	Jun 21, 2005	Jun 21, 2008	Jun 21, 2015	12.85	32,500				32,500
	Jul 4, 2006	Jul 4, 2009	Jul 4, 2016	14.00		30,500			30,500

					187,500	30,500			218,000

D Donovan	Jun 24, 2002	Jun 24, 2005	Jun 24, 2012	12.50	30,000				30,000
	Jun 18, 2003	Jun 18, 2006	Jun 18, 2013	10.77	50,000				50,000
	Jul 26, 2004	Jul 26, 2007	Jul 26, 2014	10.76	35,000				35,000
	Jun 21, 2005	Jun 21, 2008	Jun 21, 2015	12.85	32,500				32,500
	Jul 4, 2006	Jul 4, 2009	Jul 4, 2016	14.00		30,500			30,500

					147,500	30,500			178,000

B J Goggin	Jul 13, 1999	Jul 13, 2002	Jul 13, 2009	8.93	20,000				20,000
	May 21, 2001	May 21, 2004	May 21, 2011	11.05	25,000				25,000
	Jun 24, 2002	Jun 24, 2005	Jun 24, 2012	12.50	25,000				25,000
	Jun 18, 2003	Jun 18, 2006	Jun 18, 2013	10.77	50,000				50,000
	Jul 26, 2004	Jul 26, 2007	Jul 26, 2014	10.76	92,000				92,000
	Jun 21, 2005	Jun 21, 2008	Jun 21, 2015	12.85	77,500				77,500
	Jul 4, 2006	Jul 4, 2009	Jul 4, 2016	14.00		78,500			78,500

					289,500	78,500			368,000

J O’Donovan	Jun 24, 2002	Jun 24, 2005	Jun 24, 2012	12.50	25,000				25,000
	Jun 18, 2003	Jun 18, 2006	Jun 18, 2013	10.77	50,000				50,000
	Jul 26, 2004	Jul 26, 2007	Jul 26, 2014	10.76	35,000				35,000
	Jun 21, 2005	Jun 21, 2008	Jun 21, 2015	12.85	32,500				32,500
	Jul 4, 2006	Jul 4, 2009	Jul 4, 2016	14.00		30,500			30,500

					142,500	30,500			173,000

Secretary	Jun 24, 2002	Jun 24, 2005	Jun 24, 2012	12.50	10,000				10,000
J B Clifford	Jun 18, 2003	Jun 18, 2006	Jun 18, 2013	10.77	20,000				20,000
	Jul 26, 2004	Jul 26, 2007	Jul 26, 2014	10.76	21,500				21,500
	Jun 21, 2005	Jun 21, 2008	Jun 21, 2015	12.85	13,000				13,000
	Jul 4, 2006	Jul 4, 2009	Jul 4, 2016	14.00		18,700			18,700

					64,500	18,700			83,200

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

46	DIRECTORS’ INFORMATION (continued)
      No other Directors have been granted options to subscribe for units of Ordinary Stock of the Bank or of other Group entities. The performance condition attached to the grant of stock options made in June 2003, under the 1996 Executive Stock Option Scheme, was met in June 2006 and the options became capable of exercise from that date.
      The market price of ordinary stock at March 30, 2007 was €16.15 (2006: €15.35).

(b)	Sharesave Scheme options 2000
      Under the terms of the Sharesave Scheme offered in 2000, options were granted to all eligible Group employees, who elected to participate, on February 28, 2000 at an option price of €5.40 per unit of Ordinary Stock. (This price was set at a discount of 20% of the then market price as permitted by the Rules). The options held under this scheme by the Directors and Secretary are set out below. Under the terms of the 2000 Sharesave offer, participants could save for three, five or seven years. The three-year scheme matured in May 2003 and the five-year scheme matured in May 2005.

	Sharesave				Market value	Sharesave
	options granted at	Market value	Options	Date of	at date of	options held at
Name	February 28, 2000	at date of Grant	Exercised	Exercise	exercise	March 31, 2007

Directors:
B J Goggin	4,261	€6.07				4,261

(c)	Sharesave Scheme options 2003
      Under the terms of the Sharesave Scheme offered in 2003, options were granted to all eligible Group employees, who elected to participate, on December 15, 2003 at an option price of €7.84 in Ireland and €8.37 in the UK, per unit of Ordinary Stock. This price was set at a discount of 25% of the then market price as permitted by the Rules in Ireland and at a discount of 20% of the then market price permitted by the Rules in the UK. The options held under this scheme by the Directors and Secretary are set out below. Under the terms of the 2003 Sharesave offer, participants could save for three or five years. The three-year scheme matured in February 2007.

	Sharesave
	options granted at				Market value	Sharesave
	December 15,	Market value	Options	Date of	at date	options held at
Name	2003	at date of Grant	Exercised	Exercise	of exercise	March 31, 2007

Directors:
J O’Donovan	2,653	€10.60				2,653
Secretary:
J B Clifford	1,522	€10.60	1,522	March 16, 2007	€17.25	—

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

46	DIRECTORS’ INFORMATION (continued)

(d)	Sharesave Scheme options 2006
      Under the terms of the Sharesave Scheme offered in 2006, options were granted to all eligible Group employees, who elected to participate, on December 22, 2006 at an option price of €12.28 in Ireland and €13.09 in the UK, per unit of Ordinary Stock. This price was set at a discount of 25% of the then market price as permitted by the Rules in Ireland and at a discount of 20% of the then market price permitted by the Rules in the UK. The options held under this scheme by the Directors and Secretary are set out below. Under the terms of the 2006 Sharesave offer, participants could save for three years.

	Sharesave		Sharesave
	options granted at	Market value	options held at
Name	December 22, 2006	at date of Grant	March 31, 2007

Directors:
B J Goggin	301	€17.33	301
R Boucher	301	€17.33	301
Secretary:
J B Clifford	301	€17.33	301

(e)	Long Term Incentive Plan (“LTIP”)
      Conditional awards of units of Ordinary Stock are made to Group senior executives annually since 2004 under the terms of the LTIP. These awards do not vest in the executives unless demanding performance criteria are achieved (see description of LTIP in Note 37 on page F-84). Prior to the introduction of the LTIP in 2004, conditional awards of units of Ordinary Stock were made under the Long Term Performance Stock Plan “LTPSP”. The performance conditions attached to the award of conditional units of stock, made in June 2003, under the LTPSP, were not met in June 2006 and, therefore all awards lapsed under the scheme and no stock vested to participants. The conditional awards of units of Ordinary Stock made to date to the executive Directors and the Secretary are as follows:-

		No. of shares					Potential
		conditionally	Conditionally	Vested			interest in
	Date of	held at	awarded in	in the	Retained in	Lapsed in	shares at	Original	Maturity
	Award	April 1, 2006	the year*	year	Scheme**	the year	March 31, 2007	Maturity Date	Date**

R Boucher	Dec 18, 2003	10,368				10,368	—	Dec 18, 2006
	Jul 26, 2004	18,500					18,500	Jul 26, 2007
	Jun 21, 2005	16,000					16,000	Jun 21, 2008
	Jul 4, 2006		30,500				30,500	Jul 4, 2009

		44,868	30,500			10,368	65,000

D Crowley	Jul 13, 1999				6,158		7,697	Jul 13, 2002	Jul 13, 2009
	May 25, 2000				13,079		16,348	May 25, 2003	May 25, 2010
	May 21, 2001				9,496		11,869	May 21, 2004	May 21, 2011
	Jun 24, 2002				5,892		7,070	Jun 24, 2005	Jun 24, 2007
	Jun 18, 2003	17,245				17,245	—	Jun 18, 2006
	Jul 26, 2004	35,000					35,000	Jul 26, 2007
	Jun 21, 2005	32,500					32,500	Jun 21, 2008
	Jul 4, 2006		30,500				30,500	Jul 4, 2009

		84,745	30,500		34,625	17,245	140,984

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

46	DIRECTORS’ INFORMATION (continued)

		No. of shares					Potential
		conditionally	Conditionally	Vested			interest in
	Date of	held at	awarded in	in the	Retained in	Lapsed in	shares at	Original	Maturity
	Award	April 1, 2006	the year*	year	Scheme**	the year	March 31, 2007	Maturity Date	Date**

D Donovan	Jul 13, 1999				7,544		9,430	Jul 13, 2002	Jul 13, 2009
	May 25, 2000				11,494		14,367	May 25, 2003	May 25, 2010
	May 21, 2001				7,067		8,833	May 21, 2004	May 21, 2011
	Jun 24, 2002				3,928		4,713	Jun 24, 2005	Jun 24, 2007
	Jun 18, 2003	14,995				14,995	—	Jun 18, 2006
	Jul 26, 2004	35,000					35,000	Jul 26, 2007
	Jun 21, 2005	32,500					32,500	Jun 21, 2008
	Jul 4, 2006		30,500				30,500	Jul 4, 2009

		82,495	30,500		30,033	14,995	135,343

B J Goggin	Jul 13, 1999				9,221		11,526	Jul 13, 2002	Jul 13, 2009
	May 25, 2000				16,249		20,311	May 25, 2003	May 25, 2010
	May 21, 2001				10,379		12,973	May 21, 2004	May 21, 2011
	Jun 24, 2002				6,882		8,258	Jun 24, 2005	Jun 24, 2007
	Jul 26, 2004	139,000					139,000	Jul 26, 2007
	Jun 21, 2005	116,500					116,500	Jun 21, 2008
	Jul 4, 2006		117,850				117,850	Jul 4, 2009

		255,500	117,850		42,731		426,418

J O’Donovan	Jun 24, 2002				5,028		6,034	Jun 24, 2005	Jun 24, 2007
	Jun 18, 2003	14,058				14,058	—	Jun 18, 2006
	Jul 26, 2004	35,000					35,000	Jul 26, 2007
	Jun 21, 2005	32,500					32,500	Jun 21, 2008
	Jul 4, 2006		30,500				30,500	Jul 4, 2009

		81,558	30,500		5,028	14,058	104,034

Secretary	Jul 13, 1999				7,648		9,559	Jul 13, 2002	Jul 13, 2009
J B Clifford	May 25, 2000				12,271		15,339	May 25, 2003	May 25, 2010
	May 21, 2001				5,764		7,204	May 21, 2004	May 21, 2011
	Jun 24, 2002				2,852		3,422	Jun 24, 2005	Jun 24, 2007
	Jun 18, 2003	8,330				8,330	—	Jun 18, 2006
	Jul 26, 2004	15,000					15,000	Jul 26, 2007
	Jun 21, 2005	9,500					9,500	Jun 21, 2008
	Jul 4, 2006		18,700				18,700	Jul 4, 2009

		32,830	18,700		28,535	8,330	78,724

*	Market price at date of award €14.00

**	Only applies to awards made under the LTPSP. Minimum of 80% of the vested stock must be retained for two years from maturity of award. After the two year retention period, an additional award of 20% is made. If the award is retained for an additional 5 years, a further award of 30% is made.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

46	DIRECTORS’ INFORMATION (continued)
Changes in the directorate during the period

	Executive Directors		Non-executive Directors and Officers

Number at March 31, 2006	2		12
			- RE Bailie	(21.07. 2006) Retired
Changes during year	+ R Boucher	(6.10.2006)	- M Hodgkinson	(21.07.2006) Retired
	+ D Crowley	(6.10.2006)	- M Redmond	(21.07.2006) Retired
	+ D Donovan	(6.10.2006)	- D O’Brien	(12.09.2006) Resigned
			+ D Holt	(6.10.2006) Appointed
Number at March 31, 2007	5		9
Average number during 2006/2007 (2005/2006)	3.5 (2)		9.9 (13)
Directors’ pension entitlements
      Set out below are details of the pension benefits earned by the Directors during the year ended March 31, 2007.

			(c)
	(a)	(b)	Accrued pension
	Additional pension	Increase/decrease in	entitlement at
	earned in the year	transfer value	March 31, 2007

	€000	€000	€000
Executive Directors
R Boucher*	2.9	23.3	131.7
D Crowley*~	(0.5)	(14.2)	260.8
D Donovan*~	(0.4)	(8.2)	258.5
B J Goggin~	(5.2)	(125.7)	626.0
J O’Donovan	12.1	182.2	202.5

*	Calculations are in respect of the period from appointment (October 6, 2006) to March 31, 2007
Column (a) above is the increase/decrease in pension built up during the year. Increases/decreases are after adjustment for inflation and comprise allowance for additional pensionable service; increases in pensionable earnings and any agreed adjustment in the individual’s pension accrual.
Column (b) is the additional capital value, less each Director’s contributions, of column (a) which could arise if the pension were to be transferred to another pension plan on the Director leaving the Group and is calculated using factors supplied by the actuary in accordance with actuarial guidance notes GN11 (ROI), and is based on leaving service pension benefits becoming payable at normal retirement date, age 60.
Column (c) is the aggregate pension entitlement payable at normal retirement age based on each Director’s pensionable service with the Group at March 31, 2007.

~	Pension entitlements increase annually in line with the increase in fund thresholds announced in the Finance Act each year. In the case of these individuals, pensions earned in 2006/2007 are negative as their pension entitlements at March 31, 2006, adjusted for CPI, are greater than the increase in their pension cap and therefore, these reductions in accrued pensions, in real terms, are also reflected in a reduction in the transfer value of pension entitlements at March 31, 2007.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

46	DIRECTORS’ INFORMATION (continued)
Directors’ interests in stock
      In addition to their interests in the Ordinary Stock through their holding of stock options and the conditional awards of stock they have received under the LTPSP and LTIP as set out above, the interests of the Directors and Secretary in office at March 31, 2007, and of their spouses and minor children, in the stocks issued by the Bank are set out below:

	UNITS OF €0.64 OF ORDINARY STOCK

	As at March 31, 2007	As at April 1, 2006
	Beneficial	Beneficial

DIRECTORS
R Boucher	1,923	1,904	*
R Burrows	100,443	99,598
D Crowley	93,187	93,187	*
D J Dilger	2,998	2,850
D Donovan	99,721	98,711	*
B J Goggin	427,327	424,676
P M Haran	2,407	2,259
D Holt	3,031	—	*
J D McCourt	25,674	25,527
G M Magan	1,898	1,750
C A Marland	2,201	2,031
T J Moran	2,194	2,046
T V Neill	94,300	94,153
J O’Donovan	76,044	74,351
SECRETARY
J B Clifford	127,945	124,541

*	as at date of appointment
      There have been no changes in the stockholdings of the above Directors and Secretary between March 31, 2007 and May 30, 2007.
      Apart from the interests set out above and in the previous section, the Directors and Secretary and their spouses and minor children have no other interests in the stocks of the Bank or its Group undertakings at March 31, 2007.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	GROUP FINANCIAL INFORMATION FOR U.S. INVESTORS
Summary of Significant Differences between IFRS and U.S. Generally Accepted Accounting Principles
      The financial statements presented in this report have been prepared in accordance with IFRS. Such principles vary in certain significant respects from those generally accepted accounting principles in the U.S. (U.S. GAAP). The significant differences applicable to Bank of Ireland Group’s accounts are summarised below:

IFRS	U.S. GAAP

(a) Revaluation of property
Tangible fixed assets may be held at depreciated historical cost or fair value. However, these revaluations must be on the basis of open market value.	Revaluation of property is not permitted in the financial statements. Assets that have been revalued under IFRS are restated to cost and depreciated over 50 years.

(b) Goodwill

Goodwill is no longer amortised. It is tested annually for impairment and carried at cost less accumulated impairment losses.

The Group elected not to revisit goodwill on acquisitions prior to transition to IFRS and as a result, the goodwill recognised in the Irish GAAP balance sheet at April 1, 2004 has been carried forward without adjustment as its deemed cost. Goodwill previously written off against reserves has not been re-instated.	Prior to March 31, 2002 goodwill arising on acquisitions of subsidiary undertakings was capitalised and amortised to income over the period estimated to benefit. In the Group’s case a period of 20 years was used. Goodwill is written off when judged to be irrecoverable.

Post April 1, 2002 goodwill is capitalised on the balance sheet and is subject to an annual review for impairment. It is not subject to annual amortisation.

Goodwill previously written off to reserves pre transition to IFRS is recognised on the balance sheet under U.S. GAAP.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	GROUP FINANCIAL INFORMATION FOR U.S. INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Generally Accepted Accounting Principles

IFRS	U.S. GAAP

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

The Group availed of the exemption available on transition to IFRS not to account for grants made prior to November 7, 2002, and consequently the IFRS income statement includes no charge for such grants.	In the year to March 31, 2007, the Group adopted FAS 123R. Previously the Group applied the provisions of APB 25 — Accounting for stock issued to employees.

FAS 123R requires the cost of employee services received in exchange for a grant of equity options to be measured as the fair value of the equity instrument at the date of grant. This cost will be recognised over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). This is similar to IFRS, however FAS 123R does not give the Group an exemption for accounting for grants made prior to November 7, 2002, hence the U.S. GAAP income statement includes a charge for these grants.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	GROUP FINANCIAL INFORMATION FOR U.S. INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Generally Accepted Accounting Principles

IFRS	U.S. GAAP

(d) Financial Instruments

Under IFRS, financial instruments are classified as either

(a) Financial assets at fair value through profit or loss
A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management.

Financial assets and financial liabilities may be designated at fair value through profit or loss (the ‘fair value option’) where they contain substantive embedded derivatives, where doing so significantly reduces measurement inconsistencies or where they are managed and evaluated on a fair value basis with a documented risk management or investment strategy.

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

U.S. GAAP does not permit an entity to apply the ‘fair value option’ with the exception of financial assets or liabilities that contain an embedded derivative that otherwise are required to be separated from their host contract. This is permissible under FAS 155, which has been adopted by the Group for this year’s financial statements.

Other instruments to which FAS 155 does not apply have been measured in accordance with the appropriate U.S. GAAP accounting treatment.

Trading securities are those securities held in the short term to earn a profit by trading or selling such securities.

Securities held for sale are those securities which are neither classified as held to maturity nor trading. They are intended for use as part of an asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risks, the need to increase regulatory capital or other similar factors. Reversal of impairments are not permitted under U.S. GAAP.

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

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	GROUP FINANCIAL INFORMATION FOR U.S. INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Generally Accepted Accounting Principles

IFRS	U.S. GAAP

IFRS states that change in the value of debt securities attributable to foreign exchange fluctuations are taken to net income.

(e) Employee benefits

An asset or liability is recognised in the balance sheet in respect of defined benefit pension plans. It is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets, together with adjustments for unrecognised past service cost.

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

As there is an overall deficit on the Group’s pension schemes when calculated under IFRS, this has been recognised on the balance sheet, net of deferred tax.	For defined benefit schemes the same basic actuarial method is used as under IFRS. An asset or liability is recognised in the balance sheet consistent with that recognised under IFRS.

However, under U.S. GAAP, the Group elects to use the ‘Corridor method’, whereby actuarial gains and losses outside a certain range are recognised in the income statement, in equal amounts over the remaining service lives of the current employees.

Under FAS 158 any unrecognised actuarial losses, and past service costs are recognised on the balance sheet through an adjustment to other comprehensive income.

The impact of these pronouncements has been included in the GAAP reconciliation in respect of the main Bank of Ireland, Bristol & West and New Ireland pension plans.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	GROUP FINANCIAL INFORMATION FOR U.S. INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Generally Accepted Accounting Principles

IFRS	U.S. GAAP

(f) Life Assurance

IFRS requires line by line consolidation for all items of income and expenditure, assets and liabilities. Consequently, the group is no longer permitted to report the results and balances of the life assurance business as one line item. Instead, these amounts are broken down and allocated to lines which reflect their nature, whether attributable to stockholders or policyholders.

In accordance with IFRS 4, life assurance products are classified as either investment contracts, which are accounted for in accordance with IAS 39 or insurance contracts, which are accounted for under IFRS 4. The principal effects of this change on the accounting for investment contracts is the removal of that portion of the embedded value which represents the value of in-force business relating to those contracts, the recognition of an asset for deferred acquisition costs, and the deferral of up-front fees received for investment management services; deferred acquisition costs and deferred up-front fees are amortised over the period of the provision of investment management services. The accounting for insurance contracts under IFRS 4 is unchanged.	The present value of anticipated surplus transfers which are projected to arise from the long term fund in future years, and which are attributable to the business in force at the year end on a going concern basis are not recognised by the Group under U.S. GAAP. Unearned revenues and acquisition costs related to unit linked products are deferred and amortised in proportion to total estimated gross profits over the expected life of policyholders’ contracts. Unearned revenues are amounts assessed from policyholders that represent compensation for services to be provided in future periods. Acquisition costs consist of commissions and other costs which vary with and are primarily related to the production of revenues.

Unrealised gains and losses on properties held to meet unit linked policy holder liabilities are not recognised under U.S. GAAP in line with SOP 03/01. Such properties are held at depreciated historical cost.

IFRS requires that the income statement and the value of in-force asset in the balance sheet be grossed up based on total tax payable by the Group, comprising both policyholder and stockholder tax.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	GROUP FINANCIAL INFORMATION FOR U.S. INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Generally Accepted Accounting Principles

IFRS	U.S. GAAP

(g) Acceptances

Acceptances are bills that the drawee has agreed to pay. They are not recognised on the balance sheet.	Acceptances and related customer liabilities are recorded on the balance sheet.

(h) Special Purpose Entities

All entities controlled by the group, as well as legally independent bodies (Special Purpose Entities) where the substance of the relationship indicates that they are controlled by the group, are consolidated. This results in the consolidation of a number of funding related special purpose entities on the balance sheet and increases the assets and liabilities of the group.	Under SFAS No.140, transfers and servicing of financial assets are required to be recognised using a financial components approach that focuses on control. Under that approach after a transfer of financial assets, an entity recognises the financial and servicing assets it controls and the liabilities it has incurred and derecognises financial assets when control has been surrendered.
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

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	GROUP FINANCIAL INFORMATION FOR U.S. INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Generally Accepted Accounting Principles

IFRS	U.S. GAAP

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

FAS 133 states that a derivative may only be classified as a hedge providing an entity meets stringent qualifying criteria in respect of documentation and hedge effectiveness. The Group has chosen not to designate any of its derivatives as hedging instruments for U.S. GAAP purposes. As a consequence all hedge accounting adjustments arising under IFRS have been reversed.

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

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	GROUP FINANCIAL INFORMATION FOR U.S. INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Generally Accepted Accounting Principles

IFRS	U.S. GAAP

As a result of the strict hedge accounting rules in IAS 39, hedge accounting is likely to introduce volatility into the income statement to the extent that hedging relationships prove ineffective.

(j) Income Recognition

Interest income and expense are recognised in the income statement using the effective interest method. This rate includes all fees and points paid or received between parties to the contract, transaction costs and all other premiums or discounts.

Fees earned on the execution of a significant act are recognised immediately.

The application of IFRS has resulted in certain upfront fees and expenses being included in interest income and spread over the expected life of the underlying asset, rather than being taken upfront.	Interest income and expense are recognised in the income statement using the effective interest method. This is calculated similarly to IFRS, with the following exceptions:

  •  Internal loan origination costs are deferred and recognised as an adjustment to the yield on the related loan or facility. IFRS does not include such costs in the EIR method.

  •  Certain discounted rate adjustments and prepayment penalties recognised under IFRS as part of the effective interest rate are not permissible under U.S. GAAP.

These adjustments are included within the ‘other’ classification in the U.S. GAAP income reconciliation.

(k) Restructuring

A provision for restructuring costs is recognised only when the general recognition criteria below are met.

  (a)  an entity has a present obligation as a result of a past event
  (b)  it is probable that an outflow of economic benefits will be required to settle the obligation
(c) a reliable estimate can be made of the amount of the obligation	Costs of restructuring are recognised when incurred. Costs of involuntary severance are recognised as incurred, save where the individuals in question are required to remain with the Group for periods in excess of their statutory notice period, in which case the costs are spread over this period.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	GROUP FINANCIAL INFORMATION FOR U.S. INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Generally Accepted Accounting Principles

IFRS	U.S. GAAP

(l) Debt/Equity

From April 1, 2005, certain subordinate instruments issued by the Group are treated as equity under IFRS where they contain no present obligation to deliver cash or another financial asset to the holders.	The subordinate instruments issued by the Group which are treated as equity under IFRS are treated as debt instruments under U.S. GAAP.

(m) Netting

Financial assets and liabilities are offset and reported net in the balance sheet if and only if there is a legally enforceable right of set off and there is an intention to settle on a net basis or to realise the asset and settle the liability simultaneously.	U.S. GAAP only permits netting in respect of long and short positions securities and derivative assets and liabilities subject to a master netting agreement between two counterparties.

(n) Sale and leaseback

If a sale and leaseback transaction results in an operating lease and it is clear that the transaction is established at fair value, the seller recognises any profit on disposal immediately.	If a sale and leaseback transaction results in an operating lease the seller recognises any profit on the sale in proportion to the related gross rental charged to expense over the lease term unless:

  (a)  the seller relinquishes the right to substantially all the remaining use of the property sold in which case the sale and leaseback are accounted for as two separate transactions; or
(b) the seller retains more than a minor part but less than substantially all of the use of the property through the leaseback in which case the profit on sale in excess of the minimum lease payments is recognised at the disposal date.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	GROUP FINANCIAL INFORMATION FOR U.S. INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Generally Accepted Accounting Principles

IFRS	U.S. GAAP

(o) Discontinued Operations

In accordance with IFRS the Group classifies a discontinued operation as a component that has:

  (a)  been disposed of or has been reclassified as held for sale, and
  (b)  represents a major line of business or geographical area of operations.

A component is defined as an operation that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.	SFAS 144 - ‘Accounting for the Impairment or Disposal of Long-lived Assets‘ requires a component of an entity that either has been disposed of or is classified as held for sale to be reported as discontinued operations if:

  (a)  The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction, and

  (b)  The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.

The disposal of Davy has been treated as a discontinued operation under U.S. GAAP
      For the standards that were not adopted until April 1, 2005 (as described in the Basis of Preparation on page F-11) Irish GAAP (“IR GAAP”) continued to be applied in the year to March 31, 2005 in accordance with IFRS transition rules. Therefore, in the year to March 31, 2005 the differences relating to financial instruments, derivatives, hedging and insurance arise from the differences between Irish GAAP and U.S. GAAP. The IR GAAP accounting policies for these transactions are set out on pages F-27 to F-29.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	GROUP FINANCIAL INFORMATION FOR U.S. INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Generally Accepted Accounting Principles
Consolidated Net Income

			2006	2005
		2007	(Restated)*	(Restated)*

		€m	€m	€m
Net income under IFRS		1,651	1,230	992
Pension costs	(e)	(6)	(25)	(4)
Property less related depreciation	(a)	136	—	—
Sale & Leaseback	(n)	(124)	—	—
Long-term assurance policies	(f)	(222)	(168)	(329)
Strategic Transformation Programme	(k)	(44)	(41)	117
Stock based compensation	(c)	(1)	6	2
Derivatives		—	—	(4)
Hedging and financial instruments	(d)	41	(234)	—
Special purpose entities		—	—	(63)
Foreign exchange gains/losses on available for sale securities	(d)	297	(91)	(21)
Fair value option adjustment	(d)	(10)	(3)	—
Dividends on other equity interests		(15)	(13)	(8)
Other		4	15	24
Deferred tax on U.S. GAAP adjustments		(52)	67	52

Net income under U.S. GAAP		1,655	743	758

Split as:
Net Income under U.S. GAAP from Continuing Operations		1,414	707	725
Net Income under U.S. GAAP from Discontinued Operations	(o)	241	36	33
Earnings per unit of €0.64 Ordinary Stock under U.S. GAAP
— Basic earnings per share from Continuing Operations		148.8c	74.7c	77.0c
— Basic earnings per share from Discontinued Operations	(o)	25.4c	3.8c	3.5c
— Diluted earnings per share from Continuing Operations		147.8c	74.1c	76.3c
— Diluted earnings per share from Discontinued Operations	(o)	25.1c	3.8c	3.5c

*   Restated due to change in accounting policy see footnote (1) below.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	GROUP FINANCIAL INFORMATION FOR U.S. INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Generally Accepted Accounting Principles
Consolidated Total Stockholders’ equity

			2006
		2007	(Restated*)

		€m	€m
Total stockholders’ equity under IFRS		6,724	5,186
Property less related depreciation	(a)	(446)	(544)
Sale & Leaseback	(n)	(124)	—
Goodwill	(b)	454	431
Pension costs	(e)	—	565
Long-term assurance policies	(f)	(825)	(604)
Strategic Transformation Programme	(k)	32	76
Fair value option adjustment	(d)	(27)	(220)
Hedging and financial instruments	(i)	(250)	(101)
Debt/equity adjustment	(l)	(113)	(114)
Other		2	(9)
Deferred tax on U.S. GAAP adjustments		252	156

Total stockholders’ equity under U.S. GAAP		5,679	4,822

Consolidated Total Assets

			2006
		2007	(Restated*)

		€m	€m
Total assets under IFRS		188,813	162,212
Netting	(m)	11,250	—
Property less related depreciation	(a)	(446)	(544)
Goodwill	(b)	454	465
Pension costs	(e)	—	26
Acceptances	(g)	39	37
Long-term assurance policies	(f)	(744)	(604)
Fair value option adjustment	(d)	(8)	—
Hedging and financial instruments	(i)	1	—
Other		(13)	(13)
Deferred tax on U.S. GAAP adjustments		64	(31)

Total assets under U.S. GAAP		199,410	161,548

*   Restated due to change in accounting policy see footnote (1) below.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	GROUP FINANCIAL INFORMATION FOR U.S. INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Generally Accepted Accounting Principles
Consolidated Total Liabilities and Stockholders’ equity

			2006
		2007	(Restated*)

		€m	€m
Total liabilities and stockholders’ equity under IFRS		188,813	162,212
Stockholders’ funds (U.S. GAAP adjustment)		(1,045)	(364)
Netting	(m)	11,250	—
Acceptances	(g)	39	37
Strategic Transformation Programme	(k)	(32)	(76)
Pension	(e)	—	(543)
Long term assurance policies	(f)	81	—
Fair value option adjustment	(d)	19	220
Hedging and financial instruments	(i)	251	101
Debt/equity adjustment	(l)	113	114
Sale & Leaseback	(n)	124	—
Other		(15)	55
Deferred tax on U.S. GAAP adjustments		(188)	(208)

Total liabilities and stockholders’ equity under U.S. GAAP		199,410	161,548

*   Restated due to change in accounting policy see note 1 below

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	GROUP FINANCIAL INFORMATION FOR U.S. INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Generally Accepted Accounting Principles
(1)  Adoption of New Accounting Standards
      During the year the Group has adopted the following new accounting standards:
      SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans — an amendment to FASB Statements No. 87, 88, 106 and 132R”. Issued in September 2006, SFAS 158 requires an employer to (i) recognise the over or underfunded status of a defined benefit plan as an asset or liability with changes recognised through other comprehensive income; and (ii) measure the funded status of a plan as of the year end date. It also requires a number of additional disclosures (see note 3 below). The Group has adopted this standard as at March 31, 2007.
      SFAS 155 “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140”. Issued in February 2006, SFAS 155 permits any financial instrument that contains an embedded derivative that would otherwise require bifurcation to be measured at fair value. The Group has adopted this standard as at April 1, 2006.
      SFAS 123R “Share-Based Payment”. Issued in December 2004 SFAS 123R requires the expensing of the fair value of employee stock options and other forms of stock-based compensation. To count as an award under SFAS 123R the terms of the awards have to include at least one of the following three conditions: market condition, performance condition and service condition. The type of condition used in the award governs how the award will be measured. The Group has adopted this standard as at April 1, 2006.
      Staff Accounting Bulletin No. 108 (‘SAB No. 108’) — “Financial Statements — Considering the Effects of Prior Year Misstatements when Quantifying Misstatement in Current Year Financial Statements”. Issued in September 2006, SAB 108 requires a company to consider the amount by which the current year income statement may be misstated (‘rollover approach’) and the cumulative amount by which the current year balance sheet may be misstated (‘iron-curtain approach’) when assessing prior year misstatements. SAB 108 is effective for the Group’s consolidated financial statements for the year ended March 31, 2007.
      SFAS 158 is dealt with by an adjustment to closing stockholders’ equity see Note 3 below for details.
      The impact of implementing SFAS 155 and SFAS 123R has been dealt with by adjustment of the cumulative amount to opening stockholders’ equity. SAB 108 has been adopted through the restatement of prior year numbers and is discussed in more detail on page F-122. The table below shows the impact of adopting the above standards on opening equity.

Impact on
stockholders’
equity

€m
Total stockholders’ equity at March 31, 2006 under U.S. GAAP, as previously reported	4,976
Impact of SAB 108 (net of tax of €17m)	(154)

Adjusted stockholders’ equity at March 31, 2006 under U.S. GAAP	4,822
Impact of SFAS 155 (net of tax of €64m)	206
Impact of SFAS 123R (net of tax of zero)	16

Adjusted stockholders’ equity at April 1, 2006 under U.S. GAAP	5,044

      The impact of adopting SFAS 155 was to increase stockholders’ equity as at April 1, 2006 under U.S. GAAP by €206 million. This impact arises primarily from the recognition of income related to Guaranteed

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	GROUP FINANCIAL INFORMATION FOR U.S. INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Generally Accepted Accounting Principles
Equity Deposit products. These products use an equity derivative embedded in the product that provides the holder with a return based on the performance of an equity index or a portfolio of equity indices. Previously these derivatives had been bifurcated in the U.S. GAAP accounts. Applying SFAS 155 to these products brings the U.S. GAAP accounting into line with IFRS.
      The impact of adopting SFAS 123R was to increase stockholders’ equity as at April 1, 2006 under U.S. GAAP by €16 million. The Group has adopted SFAS 123R under the modified retrospective approach which allows an entity to make a cumulative adjustment to opening retained earnings as if the statement had been applied in all prior periods. Applying this standard brings the accounting into line with IFRS.
      On adoption of SAB 108 for the year ended 31 March 2007, the Group has changed its method of quantifying misstatements under U.S. GAAP. The Group has previously quantified misstatements based on the amount of the misstatement originating in the income statement for the current year, including the reversing effects, if any, of prior — year misstatements.
      The Group is now required to consider the effect of any misstatements based on both:

(1)	the amount of the misstatement originating in the current year income statement; and

(2)	the effects of correcting the misstatement existing in the balance sheet at the end of the current year irrespective of the year in which the misstatement originated.
      Consistent with the adoption of SAB 108 for U.S. GAAP, the Group also adopted an equivalent accounting policy for evaluating materiality in its IFRS financial statements. In adopting a materiality standard in the IFRS financial statements, the Group was required under IAS 8 to adopt this by retrospective restatement of prior years. In order to ensure consistency the Group has also adopted SAB 108 through retrospective restatement of prior years figures for U.S. GAAP. Accordingly, the Group has revised its U.S. GAAP reconciliation for certain items which, under the previous method of quantifying misstatements, were considered to be immaterial. The impact of these on stockholders equity and net income for prior periods is set out in the tables below:

Impact on stockholders’ equity as at March 31, 2006	€m

(a) Treasury shares held by BOI Life (net of tax of zero)	(142)
(b) Impact of Effective interest rate (net of tax of €17 million)	(37)
(c) Property (net of tax of zero)	25

Total SAB 108 adjustment	(154)

Impact on Net Income under U.S. GAAP	2006	2005

	€m	€m
Net income under U.S. GAAP as previously reported	803	814
(a) Treasury shares held by BOI Life (net of tax of zero)	(75)	(63)
(b) Impact of Effective interest rate (net of tax of 2006:€4 million, 2005: €1 million)	(21)	7
(d) Fair Value Option (net of tax of €6 million)	36	—

Net income under U.S. GAAP as adjusted	743	758

(a)	As described on page F-26 IFRS requires that Bank of Ireland shares held by the Group, including those held by BoI Life are reclassified as treasury shares and accounted for as a deduction from equity. Any changes in the value of treasury shares held are recognised in equity at the time of disposal and dividends are not recognised as income or distributions. In prior years, the Group did not apply this treatment to the

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	GROUP FINANCIAL INFORMATION FOR U.S. INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Generally Accepted Accounting Principles

investment return on shares in Bank of Ireland held by BoI Life. Rather it recognised investment return on Bank of Ireland shares held in BoI Life on the grounds that such investment return legally accrues to the unit-linked policyholders and accordingly is matched by an increase in liabilities in the income statement. The Group believes that application of the requirements of IFRS for treasury shares held by BoI Life for the benefit of policyholders results in a loss which is solely due to an accounting mismatch. However the Group accepts that this accounting is the basis which is currently required under IFRS and consistent with the adoption of a materiality policy that considers the effect of correcting a cumulative balance sheet misstatement on the current year income statement, that it is now appropriate to adjust for this requirement under IFRS.

(b)	Certain fees relating to Customer Loans which are earned on a level yield basis under IFRS are recognised as incurred under U.S. GAAP. As part of a detailed review of such fees across the Group it was determined that the adjustment in the IFRS to U.S. GAAP equity reconciliation relating to prior years was misstated by €37 million (net of tax). In addition net income was overstated by €21 million (net of tax) in the year to March 31, 2006 and understated by €7 million (net of tax) in the year ended March 31, 2005.

(c)	Following a review of the Groups’ property portfolio it was determined that the adjustment to reverse the revaluation reserve to arrive at U.S. GAAP was overstated by €25 million (net of tax) prior to the year ended March 31, 2002.

(d)	Prior to FAS 155, the Fair Value Option as applied under IFRS was not available under U.S. GAAP. It has been determined that the adjustment to reverse the FVO treatment for net income for the year to March 31, 2006 was overstated by €36 million (net of tax).
(2)  Goodwill
      The current carrying value of goodwill for U.S. GAAP purposes has been allocated as follows to the reportable business segments of the Group:

	April 1,					March 31,
	2006	Disposals	Additions	Impairment	Exchange	2007

	€m	€m	€m	€m	€m	€m
Retail Republic of Ireland	4	—	—	—	—	4
BOI Life	94	—	—	—	—	94
Capital Markets	402	(13)	2	—	(36)	355
UK Financial Services	340	—	—	—	8	348

	840	(13)	2	—	(28)	801

(3)  Pensions
      The Group has adopted SFAS No. 87 “Employers’ Accounting for Pensions” as amended by SFAS 132 “Employers Disclosures about Pensions and Other Post-Retirement Benefits” and SFAS No. 158 “Employers’ Accounting for Defined Benefit and Other Post Retirement Plans” in preparing its U.S. GAAP information.
      The impact of these pronouncements has been included in the GAAP reconciliation in respect of the main Bank of Ireland Pension Plans and in 2007 these plans make up approximately 91% (2006: 91%, 2005: 87%) of

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	GROUP FINANCIAL INFORMATION FOR U.S. INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Generally Accepted Accounting Principles
Bank of Ireland Group’s plans in terms of assets. The components of the pensions expense for these plans which arise under SFAS No. 87 are estimated to be as follows:
Component of Net Periodic Benefit Cost for fiscal year ending March 31,

	2007	2006	2005

	€m	€m	€m
Company Service Cost	136	134	95
Interest Cost	201	189	165
Expected Return on Assets	(246)	(210)	(178)

	91	113	82
Amortization of:
Net Transition Obligation/(Asset)	(1)	(1)	(1)
Net Prior Service Cost/(Credit)	—	—	—
Net Losses/(Gains)	7	18	3

Total Amortization	6	17	2

Net Periodic Benefit Cost	97	130	84
Cost of SFAS 88 Events	4	9	1

Total Expense for Year	101	139	85

Reconciliation of year end Balance Sheet Liability

€m

(Accrued)/Prepaid Benefit Cost (before Adjustment) at beginning of year	(170)
Net Periodic Benefit (Cost)/Income for Fiscal Year	(97)
Costs of SFAS 88 Events	(4)
Employer Contributions	106
Amount Recognised in Accumulated Other Comprehensive Income	(323)

Net Balance Sheet Liability at end of year	(488)

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	GROUP FINANCIAL INFORMATION FOR U.S. INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Generally Accepted Accounting Principles
Development of Funded Status as of March 31, 2007 and Net Amount Recognised in the Consolidated Balance Sheet
Development of Funded Status
Actuarial Value of Benefit Obligations

March 31,
2007

€m
Measurement Date
Accumulated Benefit Obligation	(3,190)
Projected Benefit Obligation / Accumulated Postretirement Benefit Obligation	(4,590)

Funded Status
Projected Benefit Obligation / Accumulated Postretirement Benefit Obligation	(4,590)
Plan Assets at Fair Value	4,102
Employer Contribution after Measurement Date, Before End of Year	—
Directly Paid Benefits after Measurement Date, Before End of Year	—

Net balance Sheet liability	(488)

Net Amounts Recognised in the Consolidated Balance Sheet at March 31, 2007
Accumulated Other Comprehensive Income at March 31, 2007

€m

Net Actuarial Loss	333
Net Prior Service Credit	(4)
Net Transition Asset	(6)

Total at March 31, 2007	323

Post-tax AOCI
Adjustment to Post-tax AOCI	270
Information for Plans with ABO / APBO in Excess of Plan Assets

€m

Projected Benefit Obligation / Accumulated Postretirement Benefit Obligation	(343)
Accumulated Benefit Obligation / Accumulated Postretirement Benefit Obligation	(336)
Fair Value of Plan Assets	311
Information for Plans with PBO / APBO in Excess of Plan Assets

€m

Projected Benefit Obligation / Accumulated Postretirement Benefit Obligation	(4,590)
Accumulated Benefit Obligation / Accumulated Postretirement Benefit Obligation	(3,190)
Fair Value of Plan Assets	4,102

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	GROUP FINANCIAL INFORMATION FOR U.S. INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Generally Accepted Accounting Principles
Change in Projected Benefit Obligation and Change in Fair Value of Assets
Change in Projected Benefit Obligation at March 31,

	2007	2006

	€m	€m
Benefit Obligation at Beginning of Year	4,385	3,742
Exchange adjustments	4	(4)
Company Service Cost	136	137
Interest Cost	201	198
Plan Participants’ Contributions	13	13
Net Actuarial (Gain) / Loss	(43)	241
Benefit Payments from Fund	(116)	(117)
Curtailment (Gain) / Loss	(10)	—
Special Termination Benefit Cost	14	11
Other	6	164

Benefit Obligation at End of Year	4,590	4385

Change in Plan Assets at March 31,
Fair Value of Plan Assets at Beginning of Year	3,698	2,971
Exchange adjustments	1	(2)
Company Contributions	106	103
Plan Participants’ Contributions	13	13
Benefit Payments from Fund	(116)	(117)
Benefit Payments Directly by Company	—	—
Actual Return on Assets	395	586
Other	5	144

Fair Value of Plan Assets at End of Year	4,102	3,698

Reconciliation of the funded status
Funded status at March 31	n/a	(687)
Unamortised net loss/(gain)	n/a	531
Minimum Liability Obligation	n/a	(68)
Unamortised net asset at transition	n/a	(11)

(Accrued) prepaid pension cost recognised in balance sheet at end of year	n/a	(235)

Change in Net Actuarial Loss / (Gain), AOCI and Additional Information
Amortizations Expected to be Recognised During Next Fiscal Year

€m

Amortization of Net Transition Obligation / (Asset)	(1)
Amortization of Prior Service Cost / (Credit)	—
Amortization of Net Losses / (Gains)	4

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	GROUP FINANCIAL INFORMATION FOR U.S. INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Generally Accepted Accounting Principles

	ROI	UK

Actuarial Assumptions
Weighted-Average Assumptions Used to Determine Benefit Obligations at end of year
Discount Rate	4.95%	5.30%
Rate of Compensation Increase	3.25%	4.50%
Social Security Increase	2.25%	3.00%
Pension Increases for Participants In-Payment Status	3.25%	3.00%

Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Year
Discount Rate	4.60%	4.95%
Expected Long-term Return on Plan Assets	6.64%	7.00%
Rate of Compensation Increase	3.10%	3.25%
Social Security Increase	2.10%	2.75%
Pension Increases for Participants In-Payment Status	3.10%	3.25%
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
Plan Assets

	2007	2006

	%	%
Allocation of Assets at end of year
Equity Securities	65.1	64.6
Debt Securities	21.2	21.1
Real Estate	11.6	13.8
Other	2.1	0.5

Total	100.0	100.0

Target Allocation of Assets
Equity Securities	60.0	60.0
Debt Securities	27.5	27.5
Real Estate	12.5	12.5
Other	0.0	0.0

Total	100.00	100.0

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	GROUP FINANCIAL INFORMATION FOR U.S. INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Generally Accepted Accounting Principles
      The overall expected return on assets has been calculated by taking an average of the expected return on each asset class weighted by the allocation to each asset class as at March 31, 2004. The expected return on equities has been assessed based on historical analysis of investment returns incorporating subjective judgement to compliment the information provided by historic returns. The process of setting these expected returns has also incorporated market commentators’ views and investment managers’ forecasts. The expected rate of return on equities as at March 31, 2007 was 7.4% per annum. The expected return on property was 5.7% per annum.
      For quoted corporate or government bonds, the expected return was taken as the weighted average of the redemption yields of the securities held in the portfolio (this is equated to 4.35% per annum).
      A weighted average expected rate of return of 6.5% on the plan assets of the main schemes was used in determining the net periodic pension cost for the year ended March 31, 2007 (2006: 6.6% and 2005: 6.75%).
      Actuarial assumptions used in determining the projected benefit obligation at March 31, 2007 included a weighted average discount rate of 4.95% (2006: 4.6% and 2005: 4.85%) and a weighted average increase in future compensation expense of 3.4% (2006: 3.3% and 2005: 2.75%). Pensions are further discussed in Note 34.
      During 2001, 2002 and 2003 the Group offered a voluntary leaving and a voluntary retirement program in which eligible participants in the Bank of Ireland’s main pension plans received accelerated and enhanced benefits if they elected to leave or retire under the programs. The voluntary retirement program was accounted for under SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” and a cost of €4 million in 2007, €9 million in 2006 and €1 million in 2005 was recorded.
Estimated Future Contributions and Benefit Payments
Company Contributions

€m

Company Contributions for the Year Ending:
March 31, 2006	103
March 31, 2007	106
March 31, 2008 (Estimated)	92
Plan Participants’ Contributions:

€m

Plan Participants’ Contributions for the Year Ending:
March 31, 2006	13
March 31, 2007	13
March 31, 2008 (Estimated)	13

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	GROUP FINANCIAL INFORMATION FOR U.S. INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Generally Accepted Accounting Principles
Benefit Payments (Total)

€m

Actual Benefit Payments for the Year Ending:
March 31, 2006	117
March 31, 2007	116

Expected Benefit Payments for the Year Ending:
March 31, 2008	120
March 31, 2009	126
March 31, 2010	132
March 31, 2011	139
March 31, 2012	145
March 31, 2013 to March 31, 2017 (combined)	842
Additional information under SFAS 158
Additional Information — Balance Sheet Entries Under Prior Rules

€m

Statement of Financial Position Prior to Deferred Tax Adjustments:
(Accrued) / Prepaid as of end of year	(164)
Additional Minimum Liability	63
Intangible Asset	—
Accumulated Other Comprehensive Income using prior rules	63
Accumulated Other Comprehensive Income using new rules	323
Additional Information — Impact of SFAS 158 Pre Tax

€m

Before Application of Statement 158
Assets
Prepaid Cost	38
Intangible Assets	—
Liabilities and Stockholders’ Equity
Liability for Pension Benefits	265
AOCI	63

Adjustments
Assets
Prepaid Cost	(38)
Intangible Assets	—
Liabilities and Stockholders’ Equity
Liability for Pension Benefits	223
AOCI	260

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	GROUP FINANCIAL INFORMATION FOR U.S. INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Generally Accepted Accounting Principles

€m

After Application of Statement 158
Assets
Prepaid Cost	—
Intangible Assets	—
Liabilities and Stockholders’ Equity
Liability for Pension Benefits	488
AOCI	323
(4)  Stock Compensation Plan
      The Group operates a number of stock option schemes. Further details are set out in Note 37 and footnote (1) above for transition to FAS 123R.
      Prior to April 1, 2006 the Group followed APB 25 in accounting for these schemes. Had a fair value basis of accounting for these schemes been applied, as outlined in SFAS No 123, based on fair values at the grant dates, proforma net income and proforma basic earnings per share under U.S. GAAP would have been, €805 million for March 31, 2006 (2005: €810 million and 2004: €907 million) and 83.6c (2005: 85.1c and 2004: 93.5c) respectively.

(5)	Earnings per share
      Basic earnings per share (EPS) under U.S. GAAP differs from IFRS only to the extent that income calculated under U.S. GAAP differs from that calculated under IFRS and the windfall tax benefit/deficiency to be recognized in additional paid in capital is included in the assumed proceeds used to determine the number of potential ordinary shares.

	2007			2006

			Per-share	Income		Per-share
	Income	Share No	Amount	(Restated*)	Share No	Amount

	€m	(in millions)	Cent	€m	(in millions)	Cent
Basic EPS
Approximate net income (U.S. GAAP) available to ordinary stockholders	1,655	950	174.2c	743	947	78.5c
Effect of dilutive securities employee share options		7			7

Diluted EPS	1,655	957	172.9c	743	954	77.9c

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	GROUP FINANCIAL INFORMATION FOR U.S. INVESTORS (continued)
Summary of Significant Differences between IFRS and U.S. Generally Accepted Accounting Principles

	2005

	Income		Per-share
	(Restated*)	Share No	Amount

	€m	(in millions)	Cent
Basic EPS
Approximate net income (U.S. GAAP) available to ordinary stockholders	758	942	80.5c
Effect of dilutive securities employee share options		8

Diluted EPS	758	950	79.8c

*	Restated due to change in accounting policy see footnote (1) above
      Shares 2007: 150 thousand (2006: 47 thousand, 2005: 1.1 million) were excluded from the computation of diluted EPS above as their effect would have been anti-dilutive.

(6)	Deferred tax
      In accordance with SFAS No. 109 “Accounting for Income Taxes”, the components of U.S. GAAP deferred tax assets and liabilities are as follows:

	2007	2006

	€m	€m
		Restated*
Deferred tax liabilities:
Deferred tax liabilities under IFRS (see Note 30)	391	327
In respect of IFRS/ U.S. GAAP reconciling items	(188)	(208)

Total deferred tax liabilities	203	119

Deferred tax assets:
Deferred tax assets under IFRS (see Note 30)	138	150
Add: valuation allowance	13	1
In respect of IFRS/ U.S. GAAP reconciling items	64	(31)

Total deferred tax assets before valuation allowance	215	120
Less: valuation allowance	(13)	(1)

Deferred tax assets less valuation allowance	202	119

*	Restated due to change in accounting policy see footnote (1) above
      The main components of the tax charge are shown in Note 30 to the accounts on page F-71.
      The valuation allowance relates to the Group’s unrelieved overseas tax losses. These assets will be recognised in the future when it becomes more likely than not that they will be utilised.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

48	SFAS NO. 115 “ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES”
      The difference between IFRS accounting principles and those applicable in the U.S. (U.S. GAAP) for financial instruments are outlined in Note 47 above.
      On transition to IFRS from IR GAAP at April 1, 2005, the Group took the decision to classify the Held to Maturity portfolio as Available for Sale. In reviewing the portfolio from a U.S. GAAP perspective, the Group aligned the classification under U.S. GAAP with that of IFRS, thus tainting the portfolio.

	At March 31,

		2006
	2007
		Book /
	Book /	Market
	Market	Value
	Value	IFRS
	IFRS	Restated*

	€m	€m
Available for sale	33,449	28,205
Trading	520	620
Financial instruments at fair value through the P&L	12,707	10,438

Total	46,676	39,263

*	Restated due to change in accounting policy — see page F-26
      The following table sets out the market value of the available for sale investment portfolio owned by the Group at March 31, 2007 and 2006.

	Available for Sale
	Investment Portfolio
	At March 31,

		2006
	2007
		Book /
	Book /	Market
	Market	Value
	Value	IFRS
	IFRS	Restated*

	€m	€m
Irish government	1,972	2,399
Other European government	4,184	2,942
U.S. Treasury and U.S. Government agencies	224	520
Collateralised Mortgage Obligations	2,242	2,659
Corporate bonds	23,148	13,234
Equities	49	25
Other securities	1,630	6,426

Total	33,449	28,205

*	Restated due to change in accounting policy — see page F-26
      Proceeds from sales of available for sale securities during the year ended March 31, 2007 were €24,603 million (2006: €20,581 million). Gross gains of €10 million (2006: €438k) and gross losses of nil (2006:

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

48	SFAS NO. 115 “ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES” (continued)
€10k) were realised on those sales. Realised gains and losses on available for sale securities are generally computed using the specific identification method.
      The following table shows the maturity distribution of the available for sale investment portfolio at March 31, 2007 based upon book value.

	Maturity Distribution of
	Available For Sale Investment Portfolio
	At March 31, 2007

			IFRS
		After One	After Five
	In One	Year	Years
	Year or	Through	Through	After 10
	Less	Five Years	10 Years	Years	Equities	Total

	€m	€m	€m	€m	€m	€m
Irish government	1,572	83	317	—	—	1,972
Other European government	240	1,873	2,071	—	—	4,184
U.S. Treasury and U.S. Government agencies	224	—	—	—	—	224
Collateralised Mortgage Obligations	47	1,083	910	202	—	2,242
Corporate bonds	6,212	13,611	2,945	380	—	23,148
Other securities	430	684	401	115	—	1,630
Equities	—	—	—	—	49	49

Total	8,725	17,334	6,644	697	49	33,449

      The following table shows the gross unrealised gains and gross unrealised losses of the available for sale investment portfolio at March 31, 2007.

		Gross
		unrealised	Gross	Net
		gains	unrealised	unrealised
	Fair value	IFRS	losses	gains/losses

	€m	€m	€m	€m
Irish government	1,972	7	(1)	6
Other European government	4,184	—	(74)	(74)
U.S. Treasury and U.S. Government agencies	224	—	(1)	(1)
Collateralised Mortgage Obligations	2,242	3	(1)	2
Corporate bonds	23,148	20	(80)	(60)
Other securities	1,630	3	(5)	(2)
Equities	49	11	—	11

Total	33,449	44	(162)	(118)

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

49	GUARANTEES
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
Other guarantees
      This category includes various other guarantees given by the bank on behalf of a customer.

50	CONSOLIDATION
      FIN 46R modifies the framework for determining consolidation of certain entities that meet the definition of a “variable interest entity”. This is met where the entity either does not have sufficient equity of the appropriate nature to support its expected losses, or the third party equity capital lacks certain characteristics which would be expected to be present within a controlling financial interest.
      FIN 46R requires the Group to disclose variable interest entities which are consolidated by the Group but where the Group does not hold the majority shareholding. Set out below is a summary of the nature, purpose, size and activities of those entities, consolidated by the Group, in which the Group is the primary beneficiary, and which are impacted by FIN 46:
      The Group does not have a significant variable interest in variable interest entities for which it is not the primary beneficiary.
A)  Conduit

Bank of Ireland provides investment advisory services and a liquidity facility to a company involved in a commercial paper conduit program. The company purchases publicly rated marketable investment securities with initial minimum ratings of Aa3/ AA- by Moody’s/ S&P. The company funds the purchase of the securities by way of an uncommitted loan from a Delaware incorporated company (known as a multi-seller conduit) which in turn issues commercial paper to investors in the U.S. and European commercial paper markets. A U.S. bank administers the day-to-day operations of the company and the multi-seller conduit. The U.S. bank is also responsible for arranging the issuance of the commercial paper by the multi-seller conduit. The Bank does not sell its own assets to this company. As of June 29, 2007, the commercial paper issued by the multi-seller conduit is currently rated P-1/A-1 by Moody’s/S&P.

BANK OF IRELAND GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

50	CONSOLIDATION (continued)

As of March 31, 2007, the Group had an outstanding undrawn liquidity facility to the company amounting to U.S.$581.4 million. Based on the company acquiring further high quality publicly rated marketable investment securities (with initial minimum ratings of Aa3/ AA- by Moody’s/ S&P), the liquidity facility provided by the Group to the company could increase to a current maximum of U.S.$1.03 billion. The Group’s maximum exposure to loss, in the highly unlikely event of non-performance of the entire portfolio of assets in the company, is represented by the contractual amount of the facility.

B)	Partholon

The Group has sold a pool of leveraged acquisition finance loan assets to Partholon CDO 1 plc (“Partholon”), which is incorporated under the Irish Companies Acts, 1963 to 2006 and is registered and operates in the Republic of Ireland. Partholon has issued a series of loan notes to finance this purchase. The Group holds 25% of the subordinated loan notes but does not own, directly or indirectly, any of the share capital of Partholon, which is owned by a charitable trust. The Group also holds €5 million of AAA-rated loan notes in Partholon, which it intends to hold until maturity.

Under the terms of separate agreements the Group manages the assets of Partholon, including identification of additional assets for acquisition, for which it receives fees.

C)	Kildare Securities

Kildare Securities Limited is a special purpose company which was established for the purpose of acquiring mortgage loans or other financial assets and issuing asset backed securities. Aggregate balances of the mortgages at issue is €3 billion, equal to the value of asset backed securities.

These mortgages, which are included on the consolidated balance sheet at March 31, 2007, are collateral for the obligations of Kildare Securities Limited. The creditors of Kildare Securities Limited have no recourse to the general credit of the Group.

D)	Brunel Residential Mortgage Securitisation No. 1 plc (“Brunel”)

Brunel is a special purpose company which was established for the purpose of acquiring mortgage loans or other financial assets and issuing asset backed securities. Aggregate balances of the mortgages at issue were Stg£5.5 billion (€8 billion), equal to the value of asset backed securities.

These mortgages, which are included on the consolidated balance sheet at March 31, 2007, are collateral for the obligations of Brunel. The creditors of Brunel have no recourse to the general credit of the Group.

51	THE COURT OF DIRECTORS APPROVED THE 20-F ON JULY 16, 2007.

BANK OF IRELAND GROUP
SIGNATURES
      The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

The Governor and Company of the Bank of Ireland (Registrant) Date: July 24, 2007

By:	/s/ Brian Goggin

Name: Brian Goggin
Title: Group Chief Executive

By:	/s/ John O’Donovan

Name: John O’Donovan
Title: Group Chief Financial Officer