Form 20-F
period 2008-03-31
GOVERNOR & CO OF THE BANK OF IRELAND
filed 2008-07-08
CIK 1022575

As filed with the Securities and Exchange Commission on July 8, 2008
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2008
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

The Governor and Company of the Bank of Ireland
Lower Baggot Street
Dublin 2, Ireland
Telephone no: +353 1 6615933
Facsimile no: +353 1 6615671
(Name, telephone number, facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
− Ordinary Stock (nominal value of €0.64 each)	The New York Stock Exchange*
− American Depositary Shares, each representing four units of Ordinary Stock (nominal value of €0.64 each)	The New York Stock Exchange

*	Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary stock, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of March 31, 2008:
Ordinary stock (nominal value of €0.64 per unit): 980,482,472
Preference stock (nominal value of €1.27 per unit): 3,026,598
Preference stock (nominal value of Stg£1 per unit): 1,876,090

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES  [X]      NO  [  ]
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
YES  [  ]      NO  [X]

Note — checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES  [X]      NO  [  ]
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated file and large accelerated file” in Rule 12b-2 of the Exchange Act:

Large accelerated filer [X]	Accelerated filer [ ]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP [ ]	International Financial Reporting	Other [ ]
Standards as issued by the International Accounting Standards Board [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  [  ]      Item 18  [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES  [  ]      NO  [X]

[THIS PAGE INTENTIONALLY LEFT BLANK]

The Governor and Company of The Bank of Ireland

ANNUAL REPORT ON FORM 20-F

		Page

8	Financial Information	94
	Dividend policy	95
	Legal proceedings	95
	Significant changes	95
	Prospective accounting changes	95
9	The Offer and Listing	95
	Nature of trading market	95
10	Additional Information	97
	Charter and bye-Laws	97
	Exchange controls and other limitations affecting security holders	101
	Taxation	101
	Documents available through the SEC	104
	Relations with stockholders	104
11	Quantitative and Qualitative Disclosures about Market Risk	105
12	Description of Securities other than Equity Securities (not applicable)	123

	Part II
13	Defaults, Dividend Arrearages & Delinquencies (not applicable)	124
14	Material Modifications to the Rights of Security Holders & Use of Proceeds (not applicable)	124
15	Controls and Procedures	124
16	A. Audit Committee Financial Expert	124
	B. Code of Ethics	125
	C. Principal Accountant Fees and Services	125
	D. Exemptions from the Listing Standards for Audit Committees	125
	E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	125

	Part III
17	Financial Statements	126
18	Financial Statements	126
19	Exhibits	126

PRESENTATION OF INFORMATION

In this Annual Report on Form 20-F (“Annual Report”), the term “Ordinary Stock” refers to units of ordinary stock of nominal value €0.64 per unit of the Bank and the term “ADSs” refers to American Depositary Shares each representing the right to receive four units of ordinary stock and evidenced by American Depositary Receipts (“ADRs”).

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

Information found on any website address included in this Annual Report is not part of or incorporated into this Annual Report and the inclusion of such addresses is for the readers reference only.

FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Report, including any targets, forecasts, projections and descriptions of anticipated cost savings, statements regarding the possible development or possible assumed future results of operations, any statement preceded by, followed by or that includes the words “believes”, “expects”, “aims”, “intends”, “will”, “may”, “anticipates” or similar expressions or the negatives thereof, and other statements that are not historical facts, are or may constitute forward-looking statements (as such term is defined in the US Private Securities Litigation Reform Act of 1995). Examples of forward-looking statements include among others, statements regarding the Group’s future financial position, liquidity, income growth, business strategy, projected costs, estimates of capital expenditure, and plans and objectives for future operations. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and / or management’s good faith belief with respect to future events, and is inherently subject to risk and uncertainties that could cause actual performance or results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to (i) risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and UK economies and the international capital markets, including developments relating to property markets, the expected level of credit defaults, the extent to which the value of securities and other assets held by the Group are impaired due to market or other factors and the general uncertain and difficult economic conditions which have prevailed in the past year and continue to exist, the Group’s ability to expand certain of its activities, the Group’s ability to maintain growth in certain of its businesses, competition, regulatory developments and the availability and costs of funding sources particularly in light of developments in international credit markets during the past year; and (ii) other risks and uncertainties detailed in this Annual Report, including under Item 3 “Key Information — Risk Factors” and under Item 11 “Quantitative and Qualitative Disclosures about Market Risk”. The Group does not undertake to release publicly any revision or update to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

DEFINITIONS

For the purposes of this Annual Report, the term “Bank” means The Governor and Company of the Bank of Ireland and the terms “Group” and “Bank of Ireland Group” mean the Bank and its consolidated subsidiaries and, where the context permits, its interests in associated companies and joint ventures.

Certain financial and statistical information in this Annual Report is presented separately for domestic and foreign activities. Domestic activities include transactions recorded on the books of the Group branches and offices located in Ireland. Foreign activities include transactions recorded on the books of the Group branches and offices in the United Kingdom (“UK”), the United States of America (“US”) and elsewhere outside of Ireland.

Unless otherwise stated, for the purposes of this Annual Report, references to “Ireland” exclude Northern Ireland.

REPORTING CURRENCY

The Group publishes consolidated financial statements in euro (“€” or “EUR”). Each euro is made up of one hundred cents, each of which is represented by the symbol “c” in this Annual Report.

References to “dollars”, “US$”, “$” or “¢” are to US currency, and references to “Stg£”, “GBP£” and “pounds sterling” are to UK currency. Amounts in dollars, unless otherwise stated, for the current financial (fiscal) year have been translated from euro at the rate prevailing on March 31, 2008 as shown below under “Exchange Rates”. This rate should not be construed as a representation that the euro amounts actually denote such dollar amounts or have been, could have been, or could be converted into dollars at the rate indicated.

EXCHANGE RATES

As a significant portion of the assets, liabilities, income and expenses of the Group is denominated in currencies other than euro, fluctuations in the value of the euro relative to other currencies have had an effect on the euro value of assets and liabilities denominated in such currencies as well as on the Group’s results of operations. The principal foreign currencies affecting the Group’s financial statements are sterling and the dollar. At June 9, 2008, the Noon Buying Rate (as defined below) was US$1.5718 = €1.00.

The following table sets forth, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) and the rates used by the Group in the preparation of its consolidated financial statements, which are sourced from the European Central Bank (“ECB”):

	Year ended March 31,
	2008	2007	2006	2005	2004
	(dollars per €)

Euro/dollar rates:
March 31	1.5805	1.3374	1.2139	1.2969	1.2292
Average(1)	1.4316	1.2943	1.2163	1.2653	1.1808
High	1.5805	1.3374	1.3093	1.3625	1.2848
Low	1.3295	1.2091	1.1667	1.1801	1.0621
March 31 rate used by the Group(2)	1.5812	1.3318	1.2104	1.2964	1.2224
Average rate used by the Group(2)	1.4328	1.2912	1.2126	1.2647	1.1796

The highest noon buying rate for each of the last six months was: June 2008: 1.5749, May 2008: 1.5784, April 2008: 1.6010, March 2008: 1.5805, February 2008: 1.5187, January 2008: 1.4877.

The lowest noon buying rate for each of the last six months was: June 2008: 1.5368, May 2008: 1.5370, April 2008: 1.5615, March 2008: 1.5195, February 2008: 1.4495, January 2008: 1.4574.

	Year ended March 31,
	2008	2007	2006	2005	2004
	(STG£ per €)

Euro/sterling rates:
March 31 rate used by the Group(2)	0.7958	0.6798	0.6964	0.6885	0.6659
Average rate used by the Group(2)	0.7116	0.6783	0.6826	0.6834	0.6926

(1) The average of the Noon Buying Rates on the last day of each month during the Group’s financial year.

(2) The rates used by the Group in the preparation of its consolidated financial statements.

PART 1

Item 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT & ADVISORS

Not applicable.

Item 2	OFFER STATISTICS & EXPECTED TIMETABLE

Not applicable.

Item 3	KEY INFORMATION

SELECTED FINANCIAL DATA

The following tables present selected consolidated financial data which have been derived from the audited consolidated financial statements of the Group. Tables 1 and 2 detail financial data under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the years ended March 31, 2008, 2007, 2006 and 2005.

The consolidated financial statements of the Group have been prepared in accordance with IFRS as issued by the IASB for the years ended March 31, 2008, 2007, 2006 and 2005 (except for the application of IAS 32, IAS 39 and IFRS 4 which became effective on April 1, 2005). The EU adopted version of IAS 39 currently relaxes some of the hedge accounting rules in IAS 39 ’Financial Instruments — Recognition and Measurement’. The Group has not availed of this, hence these financial statements comply with both IFRS as adopted by the EU and IFRS as issued by the IASB.

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

SELECTED CONSOLIDATED FINANCIAL DATA

Table 1

	For the Financial Year Ended March 31,
	2008(1)	2008	2007	2006	2005
	US$m	(in € millions, except per unit
		amounts and percentages)

Income Statement Data
Amounts in accordance with IFRS:
Interest income	16,342	10,397	8,137	5,954	4,263
Interest expense	(11,213)	(7,134)	(5,380)	(3,647)	(2,332)

Net interest income	5,129	3,263	2,757	2,307	1,931
Insurance net premium income	3,049	1,940	2,188	1,298	1,791
Fees and commissions income	1,283	816	898	912	1,163
Fees and commissions expense	(236)	(150)	(160)	(170)	(263)
Net trading expense	(387)	(246)	(70)	30	66
Life assurance investment income and (losses)/gains	(1,298)	(826)	247	599	672
Other operating income	374	238	199	116	98

Total Operating Income	7,914	5,035	6,059	5,092	5,458
Increase in insurance contract liabilities and claims paid	(1,254)	(798)	(2,213)	(1,666)	(2,222)

Total Operating Income, net of Insurance Claims	6,660	4,237	3,846	3,426	3,236
Total Operating expenses	(3,390)	(2,157)	(2,159)	(2,020)	(2.051)

Operating profit before impairment losses	3,270	2,080	1,687	1,406	1,185
Impairment losses	(365)	(232)	(103)	(103)	21

Operating profit	2,905	1,848	1,303	1,396	1,206
Share of profit of associated undertakings and joint ventures (after tax)	72	46	44	45	30
Profit on disposal of business activities	—	—	243	176	11
Profit on sale of property	61	39	87	—	—

Profit before taxation	3,038	1,933	1,958	1,524	1,247
Taxation	(360)	(229)	(306)	(303)	(256)

Profit for the period	2,678	1,704	1,652	1,221	991

Profit attributable to minority interests	8	5	1	(9)	(1)
Profit attributable to stockholders	2,670	1,699	1,651	1,230	992

Profit for the period	2,678	1,704	1,652	1,221	991

Earnings per unit of €0.64 ordinary stock (cent)	274.4c	174.6c	172.2c	128.5c	104.4c
Diluted earnings per unit of €0.64 ordinary stock (cent)	273.3c	173.9c	171.0c	127.6c	103.6c
Dividends(2)	100c	63.6c	60.4c	52.5c	45.6c
Number of shares used in EPS calculation (in millions)	965	965	950	947	942
Number of shares used in diluted EPS calculation (in millions)	969	969	957	954	950

	At March 31,
	2008(1)	2008	2007	2006	2005
	US$m	(in € millions, except per unit
		amounts and percentages)

Balance Sheet Data
Amounts in accordance with IFRS:
Total assets	310,327	197,434	188,813	162,212	127,690
Loans and advances to customers (net of impairment for losses on loans and advances)	213,353	135,738	125,048	101,246	79,836
Loans and advances to banks	14,789	9,409	7,210	12,188	9,496
Allowance for impairment losses on loans and advances to customers	(937)	(596)	(428)	(359)	(319)
Available for sale financial assets	46,065	29,307	33,449	28,205	—
Debt securities	—	—	—	—	22,711
Deposits by banks	22,210	14,130	20,405	32,312	20,865
Customer accounts	135,543	86,234	72,277	61,710	60,185
Debt securities in issue	95,631	60,842	59,523	36,814	21,217
Subordinated liabilities	12,273	7,808	7,808	6,493	4,086
Minority interests	60	38	34	45	135
Capital stock	1,044	664	663	663	663
Stock premium account	1,218	775	771	767	767
Retained earnings	8,912	5,670	4,672	3,188	2,334
Other reserves	(629)	(400)	905	803	629
Own shares held for the benefit of life assurance policyholders	(354)	(225)	(287)	(235)	(206)
Stockholders’ equity	10,192	6,484	6,724	5,186	4,187

Table 2

		At and for the Financial Year Ended March 31,
		2008	2007	2006	2005
		(in percentages)

Other Financial Data
Return on average total assets(3)		0.8	0.9	0.8	0.8
Return on average stockholders’ equity(4)		24.4	26.9	25.7	22.4
Net interest margin(5)		1.9	1.8	1.8	2.0
Cost/income ratio(6)		50	51	55	63
Impairment losses to total loans		0.4	0.3	0.4	0.4
Provisions for impairment losses to average total loans(7)		0.2	0.1	0.1	0.0
Stockholders’ equity to assets(8)		3.3	3.6	3.2	3.3
Dividend payout ratio(9)		36	32	37	41

	2008	2008	2007	2006	2005
Capital(10)	Basel II	Basel I	Basel I	Basel I	Basel I
Equity Tier 1 ratio	5.7	5.3	4.9	4.5	5.2
Tier 1 capital ratio	8.1	7.6	7.9	7.2	7.6
Total capital ratio	11.1	10.5	11.5	11.1	10.5

(1) Translated solely for convenience into dollars at €1.00 = US$1.5718, the Noon Buying Rate on June 9, 2008.

(2)	See Item 8 “Financial Information — Dividend Policy” for details of dividends per unit of ordinary stock in dollars.

(3)	Return on average total assets represents profit attributable to the ordinary stockholders as a percentage of average total assets. The calculation of the average balances for all years includes daily, weekly or monthly averages for certain reporting units. See Item 5 “Operating & Financial Review and Prospects — Average Balance Sheet and Interest Rates”. The Group considers these average balances to be representative of the operations of the Group.

(4)	Return on average stockholders’ equity represents profit attributable to the ordinary stockholders as a percentage of average stockholders’ funds, excluding minority interests.

(5)	Net interest margin represents net interest income as a percentage of average interest earning assets.

(6)	The cost/income ratio is determined by dividing the total expenses including goodwill impairment of the Group by the total income of the Group including income from associated undertakings and joint ventures.

(7)	Provision for impairment losses to average loans is calculated by dividing the annual impairment losses by average loans to customers.

(8)	Stockholders’ equity excludes minority interests.

(9)	Dividend payout ratio is calculated by dividing the annual equity dividends by profit attributable to ordinary stockholders.

(10)	With effect from July 2007 the Irish Financial Regulator issued a requirement that a Prudential Filter be applied to proposed dividends which results in these dividends being deducted from capital when calculating capital ratios. Capital ratios have been restated to reflect that requirement.

RISK FACTORS

Set out below is a discussion of certain factors which could adversely affect the Group’s future results and financial position. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties because there may be risks and uncertainties of which the Group is not aware or which the Group now does not consider significant but which in the future may become significant.

Uncertain economic conditions, particularly in Ireland and the UK

Adverse changes in the credit quality of the Group’s borrowers and counterparties arising from a general deterioration in Irish, UK or global economic conditions, or from systemic risks in the financial systems, or from the continuing market dislocation, could reduce the recoverability and value of the Group’s assets and require an increase in the Group’s level of provisions for impairment losses. An adverse change in economic conditions, particularly in Ireland, could also adversely affect the level of banking activity and the Group’s interest and other income. Although growth in prior years has been strong, the Irish economy has slowed. New housing completions have dropped sharply from the very high levels recorded in recent years. Should the current downward economic trend in the Republic of Ireland and UK markets continue for a prolonged period, the Group’s financial condition and results of operations could be adversely impacted.

Risks concerning borrower credit quality

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group’s businesses.

The Group’s typical customer base includes retail customers, commercial entities and financial institutions. The Group is exposed to credit risk as a result of the financial transactions it enters into with them. The main types of financial transaction the Group enters into and which give rise to credit risk are loans and advances. The Group is also exposed to credit risk through its debt securities and derivatives activity. In addition, credit risk occurs in Bank of Ireland Life, primarily in relation to counterparty risk arising from its reinsurance activities.

In relation to loans and advances, credit risk arises as a result of sums the Group has actually lent and sums that the Group has committed to lend. Such commitments take a number of forms, such as undrawn loans and overdrafts, guarantees, performance bonds and letters of credit.

Liquidity risk associated with the availability or cost of funding

The Group’s funding profile is structured to fund planned growth through a balance of deposits and a prudent level of wholesale funding. Liquidity risk is the risk that the Group will experience difficulty in funding its assets and meeting its contractual payments obligations, or will only be able to do so at substantially above the prevailing market cost of funds. Liquidity risk is almost invariably associated with a severe deterioration in financial performance, but it can also result from unexpected adverse events or systemic difficulties.

The global market turmoil that began in the second half of 2007 and was worsened by, among other things the US sub prime crisis, continues to negatively impact the cost of and access to sources of financing, including term debt for all financial institutions and to adversely impact the Group’s results.

Market risk associated with fluctuations in short term and long term interest rates, foreign exchange rates and asset prices

Market risk is the exposure of Group income or net worth to adverse movements in interest rates, exchange rates or other market prices. This includes but is not limited to the following:

•	Interest rates and interest rate spreads are the most significant market factors to which the Group’s earnings are exposed. Changes in the general level of interest rates can affect the net interest rate margin realised between lending and borrowing costs and can also affect earnings attributable to net non-interest bearing liabilities (free funds). It is Group policy to hedge or manage such risk.

•	Changes in currency rates, particularly in the euro sterling exchange rate and, to a much lesser extent, the euro dollar rate, can affect the value of assets and liabilities denominated in foreign currencies and hence the Group’s net worth and capital ratios. Earnings from non euro denominated businesses may fluctuate due to changes in exchange rates when translated in euro at Group level.

•	In addition, the Group is exposed to price fluctuations on assets and liabilities held for trading or accounted for on a fair value basis. The majority of such assets and liabilities are valued using observable market data. BoI Life, where management fees are related to the value of policyholder assets, is indirectly exposed to market risk. A fall in the market value of policyholder assets will reduce the value of the management fees the company receives.

Inadequate or ineffective management of the Group’s capital resources

Adequate capital is a key requirement that enables the Group to operate its businesses, grow organically and take advantage of strategic opportunities. If the Group were to have insufficient capital resources, this may impact the Group’s ability to:

•	meet minimum regulatory capital requirements, set by the Financial Regulator,

•	maintain its credit ratings, which could result in an increase in the Group’s cost of funds; and

•	fund growth.

Operational risks

The Group’s business depends on, among other things, the ability to process a large number of transactions efficiently and accurately. Losses can result from inadequate or failed internal control processes and systems, human error, fraud or from external events that interrupt normal business operations, including in extreme situations, risks arising from terrorism, pandemic, natural catastrophe and political unrest. Although the Group has implemented risk controls and loss mitigation actions and substantial resources are dedicated to developing efficient procedures and training of staff, it is only possible to be reasonably, but not absolutely certain that such procedures will be effective.

The Group’s businesses are subject to substantial legal, regulatory and governmental requirements and oversight

The Group is subject to financial services laws, regulations, taxation, administrative actions and policies in each location in which the Group operates.

Regulatory risk arises from a failure to comply with the laws, regulations, or codes applicable to the financial services industry in the jurisdictions in which the Group operates. It includes failure to comply with tax legislation. Non-compliance has adverse reputational implications and may lead to fines, public reprimands or, in extreme cases, withdrawal of authorisation to operate.

Changes in supervision and regulation, in particular in Ireland and the UK, could materially affect the Group’s business, the products and services offered or the value of assets. The nature and impact of these changes are unpredictable and outside the control of the Group. In recent years there have been significant regulatory changes in Ireland, the UK and the US, which have resulted in increased compliance responsibilities. See Supervision and Regulation on pages 20 to 25 for further details.

Risks associated with strategic decisions and the competitive environment

Business and strategic risk is the volatility of the Group’s projected outcomes, i.e. income, net worth or reputation, associated with damage to the franchise or operational economics of a business. It includes earnings volatility caused by changes in the competitive environment, new market entrants, new products or failure to develop and execute a strategy to anticipate or mitigate the risk.

Under the heading of general business risks, the Group is also exposed to pension, model and reputation risk

•	Pension risk is the risk that the value of the liabilities of the Group’s defined benefit pension schemes would exceed the value of the schemes’ assets to such a degree that the Group would elect to make unanticipated contributions to reduce the deficit.

•	Model risk is the risk that the Group’s suite of risk models inaccurately measures the Group’s exposures, resulting in the mispricing of transactions, holding incorrect levels of regulatory capital and being subject to economic, regulatory and / or market censure.

•	Reputation risk is the risk to earnings arising from adverse perception of the Group’s image on the part of customers, counterparties, stockholders, investors or regulators.

Mortality, morbidity and longevity

Claims in the Group’s life assurance businesses may be higher than expected as a result of changing trends in general demographics including changes in mortality rates, critical illness rates, morbidity rates and other factors outside the Group’s control. Such changes could affect the profitability of current and future insurance products and services. The occurrence of extreme events such as pandemics or catastrophes could also negatively impact the level of claims.

Item 4	INFORMATION ON THE COMPANY

GENERAL

The Governor and Company of the Bank of Ireland was established as a chartered corporation by an Act of the Irish Parliament of 1781/2 and by a Royal Charter of King George III in 1783. The Bank of Ireland Group is one of the largest financial services groups in Ireland with total assets of €197 billion at March 31, 2008. The address of the principal executive offices is Lower Baggot Street, Dublin 2 (Telephone +35316615933).

The Group provides an extensive range of banking and other financial services. All of these services are provided by the Group in Ireland, with selected services being offered in the UK and internationally. The Group has a network of retail branches in Ireland and joint ventures in the UK engaged in the provision of consumer financial services. Corporate Banking and Global Markets conduct the Group’s international business with centres in Dublin, London and the US, as well as branches in Paris and Frankfurt, and representative offices in New York, Chicago and Los Angeles.

The Group provides fund management services through its Asset Management business. Other subsidiaries include Bank of Ireland Life Holdings plc, a life assurance and pensions company in Ireland, ICS Building Society, a home mortgage business in Ireland, and Bank of Ireland Mortgage Bank (“BoIMB”). In October 2007, the business of Bristol & West plc was transferred to the UK branch of the Governor and Company of the Bank of Ireland.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

Acquisitions

The principal acquisitions in the three years to March 31, 2008 were:

Guggenheim Advisors

On January 31, 2006 Bank of Ireland acquired a 71.5% interest in Guggenheim Advisors from Guggenheim Partners. The final cash consideration for the transaction amounted to US$148 million. Guggenheim Advisors management and Guggenheim Partners both retain holdings in the company and these holdings are subject to put and call arrangements with the Group in the medium term on an agreed basis. These options if exercised are required to be settled in stock of the Bank. In accordance with the Group’s accounting policy in respect of transactions of this nature with minority shareholdings no liability has been recognised for these options.

Paul Capital Investments LLC

On June 20, 2006 the Group and Paul Capital Partners, a leading US private equity specialist, announced the establishment of a joint venture called Paul Capital Top Tier Investments LLC (subsequently renamed Paul Capital Investments (“PCI”)) to provide private equity fund of funds products and advisory services to institutional and other investors worldwide. The Group paid US$25 million in cash for a 50% share in PCI.

Divestitures

The principal capital divestitures in the three years to March 31, 2008 consist of the following:

Davy Stockbrokers

On October 31, 2006 the Group completed the sale of its 90.444% equity stake in J&E Holdings Limited (“Davy Stockbrokers”) to the management and staff of Davy for a consideration of €316.55 million. The profit on disposal after tax was €229 million and was reflected in the Group’s results for the year ended March 31, 2007.

Enterprise Finance Europe GmbH

On April 21, 2006 the Group completed the sale of Enterprise Finance Europe GmbH for a consideration of €10.5 million resulting in a profit on disposal of €7.8 million.

Bristol & West Branch Network

The Group concluded the sale of the Bristol & West branch network to Britannia Building Society on September 21, 2005 for a pre-tax gain of Stg£124 million.

RECENT DEVELOPMENTS

None.

BUSINESS OVERVIEW

The Group provides a broad range of financial services in Ireland to all major sectors of the Irish economy. These include checking and deposit services, overdrafts, term loans, mortgages, business and corporate lending, international asset financing, leasing, instalment credit, debt factoring, foreign exchange facilities, interest and exchange rate hedging instruments, executor, trustee, life assurance and pension and investment fund management, fund administration and custodial services and financial advisory services, including mergers and acquisitions and underwriting. The Group provides services in euro and other currencies.

The Group markets and sells its products on a domestic basis through its extensive nationwide distribution network in Ireland, which consisted of 251 full time branches and 1,254 ATMs at March 31, 2008, its direct telephone banking service, direct sales forces and its on line services.

In the UK, the Group operates mainly through a grouping of businesses referred to as UK Financial Services (“UKFS”), whose functional currency is sterling. This grouping consists of the mortgage business operating under both Bristol & West and Bank of Ireland brands, the retail branch network in Northern Ireland, the business bank which has offices across the UK and our consumer financial services joint ventures with the Post Office. The UK Financial Services division provides lending, savings, insurance and investment products to commercial and retail customers.

Operations in the rest of the world are undertaken by:

•	Corporate Banking, which is engaged in international lending, with offices located in the UK, France, Germany, Australia and the US;

•	Global Markets, which delivers a comprehensive range of risk management products to the Group’s customer base and acts as treasurer for the Group;

•	Bank of Ireland Asset Management, which provides investment management services to institutions and pension funds in the UK, the US, Australia, Canada and Japan;

•	Iridian Asset Management which provides investment management services to US institutional clients primarily in the foundation, endowment and corporate sectors;

•	Guggenheim Advisors which provides fund of hedge funds investment services to US institutional and high net worth clients; and

•	Paul Capital Investments which provides private equity investment and advisory services to institutional investors worldwide.

STRATEGY

The strategy of the Group is based on:

•	maximising the return from our leading position in the Irish market;

•	substantially reshaping and growing our business in the UK; and

•	developing our portfolio of international, niche skill based businesses.

In relation to these components:

•	We compete from a position of strength in our core market: we have a leading distribution platform; broad product offering; focus on customer service; and highly committed employees. Collectively, we believe that these translate into a sustainable competitive advantage and provide us with the capability to drive further growth in the longer term in a competitive marketplace.

•	In UKFS, we are focused on three areas with significant growth potential: business banking, mortgages and consumer financial services. Business Banking saw strong lending and deposit growth, together with strong asset quality in the 2007 / 2008 financial year. Profit in our mortgage business, against a slowing market backdrop, was in line with the prior year, as strong volume growth and strong asset quality were offset by tighter margins. In the final quarter of our financial year, residential mortgage volumes and pricing improved as a number of institutions exited the market due to funding constraints. Our joint ventures with the UK Post Office (including Post Office Financial Services and First Rate Exchange Services) performed strongly this year.

•	In Corporate Banking, we continue to invest in the development and expansion of our international businesses, particularly in the US. Our focus for our Global Markets business is on maximising opportunities to deliver risk management solutions and for our asset management businesses on diversifying the product range.

We successfully completed the Strategic Transformation Programme (“STP”) a year ahead of schedule and ahead of target with annualised cost savings of €145 million. The Programme has fundamentally strengthened our business by consolidating and streamlining key functions within customer operations and support services into the Group Manufacturing Division. This restructuring, resulting in over 35% of the Group’s cost base now being managed within the Group Manufacturing Division, together with a more clearly defined operating model, has enabled the achievement of operational efficiencies.

The changing economic environment and slowing revenue growth has brought a heightened focus to cost management and although significant progress has been made through the STP, there are opportunities for further efficiency gains. Tight cost management remains an imperative. We are committed to rigorous cost management and to our objective of achieving further improvement in our cost / income ratio. In an environment where, in the short term, income growth will be more challenging, our decision to invest in the longer term development of our business may delay the achievement of this objective.

Looking forward, we expect the slower pace of economic growth in our main markets of Ireland, the UK and the US, and the current market dislocation which characterised the second half of our financial year 2007 / 2008 to negatively impact our earnings.

CORPORATE STRUCTURE

The Group organises its businesses into Retail Republic of Ireland, Bank of Ireland Life, Capital Markets, UK Financial Services and Group Centre. The Group’s operations extend geographically throughout Ireland, the UK, Europe and the US. The segmental analysis note, shown in note 1 to the consolidated financial statements includes an analysis of profit contributions by both geographic segments and by business classes. See also Item 5 “Operating & Financial Review and Prospects” for further detail.

Retail Republic of Ireland

Retail Republic of Ireland includes all the Group’s branch operations in the Republic of Ireland. The branches offer a wide range of financial products and services in addition to the deposit, lending, checking account and other money transmission services traditionally offered by banks. It also includes Bank of Ireland Mortgage Bank (“BoIMB”), ICS Building Society (”ICS”), Private Banking, instalment credit and leasing business, credit card operations, commercial finance / factoring businesses, the domestic and US foreign exchange operations of First Rate Enterprises and a direct telephone and online banking unit.

As at March 31, 2008, Branch Banking Republic operated 251 full time branches. A full range of banking services is provided to all major sectors of the Irish economy including small and medium sized commercial and industrial companies. Branches provide checking accounts, demand and term deposit accounts, overdrafts, term loans and home loans as well as customary money transmission and foreign exchange services. Also available through branches are credit cards and assurance and investment products, as well as loan and deposit products of other Group businesses.

BoIMB’s principal activities are the issuance of Irish residential mortgages and Mortgage Covered Securities in accordance with the Asset Covered Securities Act, 2001 to 2007. Such loans may be made directly by the Bank or may be purchased from Bank of Ireland and other members of the Group or third parties. As at March 31, 2008, the total amount of principal outstanding in respect of mortgage covered securities issued was €6.9 billion. At the same date the total value of the mortgage covered pool, including mortgage assets and cash, securing the mortgage covered securities was €8.7 billion.

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

Card Services is responsible for the Group’s credit card activities in the Republic of Ireland. It provides MasterCard, VISA and American Express cards and is supported by Bank branches in marketing its services.

First Rate Enterprises specialises in the provision of foreign exchange services. In Ireland, it operates through offices located in key tourist locations and through a network of approximately 400 agencies located in 400 hotels, shops and tourist sites. First Rate Enterprises also supplies foreign currency notes and travellers cheques to the Bank of Ireland branch network. In the US, Foreign Currency Exchange Corporation provides a broad range of foreign currency related products and services to local and regional banks, the hospitality industry and through corporate owned and operated retail outlets.

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

Capital Markets

The principal constituents of this division are Corporate Banking, Global Markets, Asset Management Services and IBI Corporate Finance.

Corporate Banking provides integrated relationship banking services to a significant number of the major Irish corporations, financial institutions and multi national corporations operating in or out of Ireland. The range of lending products provided includes, but is not limited to, overdraft and short term loan facilities, term loans, project financing, structured finance and leasing. Corporate Banking is also engaged in international lending, with offices located in the UK, France, Germany, Australia and the US. Its international lending business includes, but is not limited to, acquisition finance, project finance, investment grade lending, term lending, structured finance and asset based financing, principally in the UK, Continental Europe and the US.

Global Markets is responsible for managing the Group’s liquidity and funding requirements, while also managing the Group’s interest rate and foreign exchange risks. Global Markets trades in a range of market instruments on behalf of the Group itself and the Group’s customers. The trading activities include, but are not limited to, dealing in foreign exchange spot and forward contracts, options, inter bank deposits and loans, financial futures, bonds, swaps and forward rate agreements and equity tracker products. Global Markets is also represented overseas in the UK and the US.

Asset Management Services provides comprehensive investment management, custody and administration services to investors globally. It is comprised of Bank of Ireland Asset Management, Bank of Ireland Securities Services, and the Group’s interests in Iridian Asset Management, Guggenheim Advisors and Paul Capital Investments.

IBI Corporate Finance provides independent financial advice to public and private companies on takeovers, mergers and acquisitions, disposals and restructurings, in addition to fund raising, public flotations and stock exchange listings.

UK Financial Services

UK Financial Services (“UKFS”) brings together the Group’s significant activities in the sterling area. The UKFS structure facilitates the operation of business units by customer segments and needs rather than by traditional brand considerations. The Group believes that the combination of businesses in UKFS provides attractive opportunities for growth within the UK Financial Services marketplace.

Personal Lending UK provides standard and non-standard residential mortgages and motor finance products, operating through broker and intermediary channels.

Business Banking UK operates as both a retail and business bank in Northern Ireland and as a business bank only in the UK. The retail business in Northern Ireland has a branch network and offers deposit, lending, checking account and other money transmission services traditionally offered by banks. The business banking unit provides mainly loan facilities to medium to large corporate clients while also providing international banking, treasury, current asset financing, leasing and electronic banking services. Offshore deposit taking services are offered through the Isle of Man and Guernsey operations.

Post Office Financial Services sells banking and insurance products directly and through the UK Post Office branch network. The banking products offered include instant access savings accounts and credit cards. The principal insurance products are car, home and life insurance.

First Rate Exchange Services provides personal foreign exchange services through the UK Post Office branch network.

Group Centre

Group Centre mainly includes earnings on surplus capital, and unallocated central overheads.

MATERIAL SUBSIDIARIES

The principal group undertakings at March 31, 2008 were:

		Country of	Statutory
Name	Principal activity	incorporation	year end

Bank of Ireland Asset Management Limitedˆ	Asset management	Ireland	March 31
Bank of Ireland International Finance Limited* ˆ	International asset financing	Ireland	March 31
Bank of Ireland (IOM) Limitedˆ	Retail Banking	Isle of Man	March 31
Bank of Ireland Life Holdings plc* ˆ	Life assurance and pensions	Ireland	December 31
Bank of Ireland Mortgage Bank*	Mortgage lending and mortgage covered securities	Ireland	March 31
Bristol & West plc (1) ˆ	Mortgages, savings and investments	England	March 31
First Rate Enterprise (UK) Limited (2) ˆ	Foreign Exchange	England	March 31
ICS Building Society* ˆ	Building society	Ireland	December 31

*	Direct subsidiary of The Governor and Company of the Bank of Ireland.

ˆ	Not a significant subsidiary as defined in the SEC Regulation S-X.

(1)	On October 1, 2007, the business of Bristol & West plc transferred to the UK branch of the Governor and Company of the Bank of Ireland, pursuant to a banking business transfer scheme under Part VII of the Financial Services and Markets Act 2000.

(2)	This is a joint venture with the UK Post Office, with each party owning 50% of the equity of the business.

All the Group undertakings are included in the consolidated accounts. The Group owns 100% of the equity of the principal group undertakings and 100% of the voting shares of all these undertakings and in the case of ICS Building Society, 100% of the investment shares.

DESCRIPTION OF PROPERTY

At March 31, 2008, the Group operated 295 full time retail bank branches of which 251 were in Ireland and 44 in Northern Ireland. There are no full service retail bank branches in Britain. Operations in the rest of the world are undertaken by Corporate Banking through offices located in the UK, France, Germany, Australia and the US, Global Markets through offices located in the UK and the US and Bank of Ireland Asset Management through offices located in the US, the UK, Australia, Canada and Japan. These premises are owned directly by the Group or held under commercial leases. The premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for the Group’s current and anticipated operations. Full details of acquisitions and disposals during the year are given in note 26 to the consolidated financial statements under the heading “Property, Plant and Equipment”.

The Bank of Ireland Group headquarters, located at Lower Baggot Street, Dublin 2, Ireland, comprise a complex of three buildings constructed in the 1970’s having approximately 20,439 square metres (220,000 square feet) of net floor space, which the Bank leases on commercial terms. The Group also occupies approximately 49,610 square metres (534,000 square feet) of net floor space for central functions in Dublin, in addition to the offices and administrative buildings of Bank of Ireland Life and the multi occupied property at 40 Mespil Road referred to below.

The Bank’s UK Financial Services division occupies approximately 42,364 square metres (456,000 square feet) of net floor space in the UK for business centres and administrative support functions. The majority of these premises are held on individual leases with different expiry dates.

The head office of Bank of Ireland Life, is located at 9/12 Dawson Street, Dublin, Ireland. The head office and administrative buildings occupy approximately 5,388 square metres (58,000 square feet) of net floor space. Bank of Ireland Life also has a network of 11 operational branches operating through New Ireland Assurance Company plc.

Bank of Ireland Asset Management along with other Group units including Bank of Ireland Private Banking, Bank of Ireland Business Banking, Bank of Ireland Group Legal Services and IBI Corporate Finance occupies approximately 9,383 square metres (101,000 square feet) of net floor space in 40 Mespil Road, Dublin 4, Ireland, held on a commercial lease, which expires in June 2028.

In October 2006, the Bank sold 36 high profile branches in key locations in Dublin, Cork, Limerick, Galway and provincial towns to a combination of institutional and individual investors and private syndicates for an aggregate consideration of €237 million. The branches were leased back from the purchasers for a 25 year period, with an annual rental commitment of €8 million.

By September 2007, a further 30 properties were sold for an aggregate consideration of €89 million. The branches were leased back from the purchasers for a 25 year period, with an annual rental commitment of €4 million.

The Group has embarked upon a number of property related strategies in each of the jurisdictions that we do business. This is driven primarily by the disjointed nature of our current property portfolio, which has been assembled in a reactive manner over past years. The goal now is to proactively drive the property strategies for the Group, and in turn, deliver business benefits from consolidation and standardisation.

The first building delivered under this strategy was a new Contact Centre in Tallaght, Dublin which opened in January 2008 — this involved the consolidation of staff from 3 different buildings into a new custom built 600 seat facility. The next major deliverable will be the opening of the new London headquarters in Bow Bells House — this building is expected to open in August 2008 housing circa 500 staff who are currently sit across 4 buildings.

COMPETITION

The Bank of Ireland Group faces strong competition in all of its major markets. Other financial services groups, including local banks and domestic and foreign financial services companies, compete for business in these markets.

Ireland and Northern Ireland

The Group provides a full range of banking services in Ireland and Northern Ireland and is subject to strong competition from various types of institutions in the financial services sector. The Group’s main competitors across the full range of banking activities are other banks, in particular Allied Irish Banks plc, Ulster Bank Limited and HBOS plc (in both Ireland and Northern Ireland), National Irish Bank Limited (in Ireland), Northern Bank Limited (in Northern Ireland), Irish Life and Permanent plc (in Ireland), and Anglo Irish Bank Corporation plc (in Ireland).

Allied Irish Banks plc (which trades as First Trust Bank in Northern Ireland) and Irish Life and Permanent plc have their head offices in Dublin. Ulster Bank Limited is a subsidiary of The Royal Bank of Scotland Group plc and Northern Bank Limited and National Irish Bank Limited are subsidiaries of Danske Bank A/S.

The Group also competes in the corporate and investment banking services areas with a range of other domestic and foreign banks. There is also competition from the building societies, the Irish Post Office, which has entered into a joint venture with Fortis Bank, credit unions and national savings organisations in both Ireland and Northern Ireland.

The general competitive environment in Ireland is subject to the operation of the Competition Act, 2002 (as amended), and in the UK (including Northern Ireland) the Competition Act 1998, both of which are modelled closely on Articles 81 and 82 of the EC Treaty, and EC Directive 89/646 of December 15, 1989 (as amended, known as the “Second Banking Co-ordination Directive”), which permits in Ireland and the UK (including Northern Ireland) the establishment of branches and the provision of cross border services by banks headquartered elsewhere in the European Union.

United Kingdom

The Bank of Ireland Group’s operations in the UK focus on specific business niches, in particular business banking, mortgage lending and retail financial services (the latter through a joint venture with the UK Post Office). The UK has a very highly competitive and sophisticated financial market with over 500 licensed banking institutions with extensive retail networks. In addition, there are approximately 80 building societies, and the major insurance companies, which also operate nationwide branch networks.

In the UK, the Group’s principal competitors include other providers of personal and commercial financial services, such as banks, building societies and insurance companies. Each of these types of financial services providers has expanded the range of services offered in recent years.

International

In those markets where the Group’s strategy is to create niche businesses internationally the range and number of competitors is even more extensive. In addition, certain businesses based in Ireland, such as corporate finance or asset management, face competition on an international rather than a national basis.

Inquiries

In the UK the Competition Commission (“CC”) is currently investigating Payment Protection Insurance and Home Credit. Further details are available on the CC’s website, www.competition-commission.org.uk.

The Office of Fair Trading (the “OFT”) also investigates issues in the UK from competition, consumer protection and other perspectives. On March 29, 2007 it announced an investigation of retail bank pricing in the UK. Details of this and other OFT investigations are available on the OFT’s website, www.oft.gov.uk.

SUPERVISION AND REGULATION

IRELAND

In respect of banking operations in Ireland, the provisions of the Central Bank Acts, 1942 to 2001, the Central Bank and Financial Services Authority of Ireland Act, 2003, the Central Bank and Financial Services Authority of Ireland Act 2004, the European Communities (Consolidated Supervision of Credit Institutions) Regulations, 1992 (as amended) (the 1992 Consolidated Supervision Regulations) and the European Communities (Licensing and Supervision of Credit Institutions) Regulations 1992, as amended (the 1992 Licensing Regulations) apply to the Group.

Banking activities in Ireland are regulated and supervised by the Irish Financial Services Regulatory Authority (the “Financial Regulator”). The Irish banking law regulations consist primarily of the Central Bank Acts, 1942 to 2001, the Central Bank and Financial Services Authority of Ireland Act, 2003, the Central Bank and Financial Services Authority of Ireland Act, 2004, regulations made by the Irish Minister for Finance under the European Communities Act, 1972, and regulatory notices issued by the Financial Regulator. These ministerial regulations and regulatory notices implement EU directives relating to banking regulation, including Council Directive No. 77/780/EEC of December 12, 1977, as amended (the First Banking Co-ordination Directive), Council

Directive 89/646/EEC of December 15, 1989, as amended (the Second Banking Co-ordination Directive), the Capital Adequacy Directive, the Solvency Ratio Directive, the Own Funds Directive, Council Directive 92/121/EEC of December 21, 1992 (the Large Exposures Directive), Council Directive 94/19/EC of May 30, 1994, as amended (the Deposit Guarantee Scheme Directive), Council Directive 92/30/EEC of April 6, 1992 (the Consolidated Supervision Directive) and European Parliament and Council Directive 95/26/EC of June 29, 1995 (the Post BCCI Directive). To the extent that areas of banking activity are the subject of EU directives, the provisions of Irish banking law reflect the requirements of those directives.

In Ireland, the Financial Regulator sets the requirements for liquidity for Irish licensed banks. The Financial Regulator’s liquidity requirements require Irish licensed banks to use a maturity mismatch approach for managing and reporting of liquidity. Irish credit institutions are required to ensure, that for defined timebands cash inflows cover a stipulated percentage of cash outflows. Liquid assets must be of a kind acceptable to the Financial Regulator.

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

Subject to the provisions of the 1992 Licensing Regulations relating to mutual recognition of credit institutions authorised elsewhere in the EU, the Central Bank Act, 1971 (as amended) (the “1971 Act”) restricts the carrying on of banking business in Ireland to holders of licenses granted under the 1971 Act. The 1971 Act stipulates that license holders must maintain a minimum deposit with the Authority. The Financial Regulator has a qualified discretion to grant or refuse a license and may attach conditions to any licenses granted. Bank of Ireland holds a license granted under the 1971 Act with one condition attached — that Bank of Ireland must notify the Financial Regulator of its intention to close any branch in Ireland. The Financial Regulator, after consultation with the Minister for Finance, may revoke a license under certain circumstances specified in the 1971 Act.

The Financial Regulator has statutory power to carry out inspections of the books and records of license holders and to obtain information from license holders about their banking and bank related business. Pursuant to this power, the Financial Regulator carries out regular review meetings and periodically inspects licensed banks. The Financial Regulator is also empowered by law to obtain information from license holders about their banking and bank related business.

The Financial Regulator may also prescribe ratios to be maintained between, and requirements as to the composition of, the assets and liabilities of licensed banks and to make regulations for the prudent and orderly conduct of banking business of such banks. The 1992 Licensing Regulations set forth minimum start up and ongoing capital requirements for banks licensed by the Financial Regulator and require applicants for a license to notify the Financial Regulator of the identity of certain shareholders and the size of their holdings in the applicant. The Financial Regulator also sets requirements and standards from time to time for the assessment of applications for licenses. The most recent requirements and standards were published initially in the Quarterly Review of the Central Bank of Ireland, Winter 1995, have been updated regularly and are non-statutory requirements which are applied by the Financial Regulator to credit institutions as a supplement to the statutory requirements referred to generally in this section but do not purport to interpret or refer comprehensively to the statutory provisions applicable to credit institutions.

The Group is also subject to EU Directives relating to capital adequacy, and in the area of monitoring and control of large exposures. These EU Directives, which have been implemented in Ireland by way of administrative notice, were codified into a single text by Directive 2000/12/EC of March 20, 2000 (recast as Directive 2006/48/EC, the Banking Consolidation Directive). The Group’s operations in overseas locations are subject to the regulations and reporting requirements of the regulatory and supervisory authorities in the overseas locations with the Financial Regulator having overall responsibility for their regulation and supervision. The Financial Regulator is required to supervise the Group on a consolidated basis, i.e. taking account of the entire Group activities and relationships.

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

The Financial Regulator has implemented Consumer Protection Code and Minimum Competency Requirements. The Consumer Protection Code, fully effective from July 2007, applies to banks and building societies, insurance undertakings, investment business firms, mortgage intermediaries and credit unions. The Code requires regulated entities to know their customers and their suitability for products or services, to prepare terms of business and minimum levels of information for customers, including disclosure requirements and customer record obligations, to identify all charges, fees or other rewards connected with the supply of a service and to establish processes to deal with errors, complaints and conflicts of interest. There are also detailed rules on the fairness of advertising, and specific sectoral rules on banking products, loans, insurance services and investment products. The Minimum Competency Requirements, effective from January 2007, requires employees of regulated entities who provide advice on or sell retail financial products to acquire the competencies set out in the Requirements, and to engage in continuing professional development on an ongoing basis.

A financial services ombudsman’s bureau and a financial services ombudsman council have been established under the Central Bank and Financial Services Authority Act of 2004. This also sets out the functions and powers of that council and bureau, respectively, and establishes consultative panels to advise the Financial Regulator on matters relating to its statutory functions.

UNITED KINGDOM

In respect of its banking operations in Northern Ireland and Britain, Bank of Ireland has the status of “credit institution” under the Banking Consolidation Directive. Pursuant to the Banking Consolidation Directive, Bank of Ireland has exercised its EU “passport” rights to providing banking services in the UK through the establishment of branches and also the provision of services on a cross-border basis.

The powers of the UK Financial Services Authority (“FSA”) in relation to European institutions are less extensive than those in relation to UK institutions because, pursuant to the principle of “home country” control incorporated in the Banking Consolidation Directive, the Financial Regulator, as the competent authority in Ireland, has primary responsibility for the supervision of credit institutions incorporated in Ireland. The FSA, however, has a specific responsibility to co-operate with the Financial Regulator in ensuring that branches of European credit institutions from Ireland maintain adequate liquidity in the UK. The FSA also has the responsibility to collaborate with the Financial Regulator in ensuring that Irish credit institutions carrying on activities listed in the Banking Consolidation Directive in the UK take sufficient steps to cover risks arising from their open positions on financial markets in the UK. In addition, it has the power to make rules about the conduct of financial business in the UK by credit institutions. For example, in relation to deposit taking, it has made rules about the approval of advertisements, the handling of complaints and the avoidance of money laundering.

Under the Banking Consolidation Directive as implemented in the UK, the FSA is empowered in specified circumstances to impose a prohibition on, or to restrict the listed activities of, a credit institution. Consistent with the allocation of supervisory responsibilities in the Banking Consolidation Directive, the FSA would usually exercise its power only after consulting the Authority, which, inter alia, expresses willingness of the respective authorities to exchange information in order to facilitate the effectiveness of the supervision of credit institutions in the EU. It also provides for the exchange of information in crisis situations and in cases where the authorities become aware of contraventions of the law by institutions covered by the Banking Consolidation Directive operating in their territory. The FSA can also enforce its conduct of business rules and has certain other enforcement powers under UK legislation.

Because Bank of Ireland has established a place of business in England, it is subject to the provisions of the Companies Act 1985 of Great Britain, which affect overseas companies. Equally, on account of its having established a place of business in Northern Ireland in connection with its operations there, Bank of Ireland is subject to the provisions of Part XXIII of the Companies (Northern Ireland) Order 1986 which apply to companies incorporated outside Northern Ireland which have established a place of business in Northern Ireland.

In respect of its banking operations in Northern Ireland, Bank of Ireland is empowered under the Bank of Ireland Act 1821 to issue bank notes as local currency, and is subject to the provisions of the Bankers (Northern Ireland) Act 1928, the Bank of Ireland and Subsidiaries Act 1969 and the Financial Services and Markets Act 2000 (“FSMA”) in respect thereof.

In addition to the role of the FSA in relation to Bank of Ireland has a credit institution described above, the FSA is also the home country regulator of a number of the Group’s UK incorporated subsidiaries. Until October 1, 2007, these included Bristol & West plc (an authorised bank and successor to Bristol & West Building Society) and Bank of Ireland Home Mortgages Limited. As of October 1, 2007, as part of a corporate restructuring, the business of Bristol & West plc was transferred to the UK branch of the Governor and Company of the Bank of Ireland. The business of Bank of Ireland Home Mortgages Limited was at the same time transferred to the UK branch of the Governor and Company of the Bank of Ireland. As a result the FSA authorisation of both businesses was cancelled. Since December 1, 2001, the FSA’s power and responsibilities derive from the FSMA, which gave effect to a major overhaul of the regulatory system in the UK. The scope of the FSMA was extended in 2004 to include retail mortgage lending and general insurance intermediation. In January 2005, Post Office Limited became an appointed representative of Bristol & West plc in respect of its activities in relation to the Post Office Financial Services joint venture with Bank of Ireland. With effect from October 1, 2007 Post Office Limited became an appointed representative of the Governor and Company of the Bank of Ireland as a result of the corporate restructuring described above.

The FSA’s basic method of supervising banks involves the regular reporting of statistical information and a regular set of returns giving balance sheet and consolidated statement of income data, material on the maturity structure of assets and liabilities, sectoral analysis of business and details of concentration of risk in assets and deposits. Review meetings are held by the FSA with the management of regulated firms. Under the risk based approach introduced in 2001 (ARROW) the FSA’s supervision of banks is based on a systematic analysis of the risk profile of each bank. The FSA also publishes requirements it expects banks to meet on matters such as capital adequacy, limits on large exposures to individual entities and groups of closely connected entities and liquidity.

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

UNITED STATES

In the United States, Bank of Ireland, its Connecticut branch, its representative offices and certain US subsidiaries are subject to a comprehensive regulatory structure involving numerous statutes, rules and regulations.

Bank of Ireland operates a branch in Connecticut from which it conducts a wholesale banking business. The branch is licensed by the Connecticut Department of Banking and is subject to regulation and examination by the Department. The Bank of Ireland has representative offices in the states of California, New York and Illinois. These representative offices are licensed by their respective states and are subject to the laws and regulations of those states. In addition, the Board of Governors of the Federal Reserve System exercises examination and regulatory authority over the branch and the representative offices. The regulation of our Connecticut branch imposes restrictions on its activities, as well as prudential restrictions, such as limits on extensions of credit to a single borrower. The branch does not accept retail deposits and its deposits and obligations are not insured by the US Federal Deposit Insurance Corporation or any other agency.

The Connecticut Department of Banking has the authority to take possession of the business and property of the Group located in Connecticut in certain circumstances relating to the branch. Such circumstances generally include violation of law, unsafe business practices and insolvency.

By operating a branch in the US, the Bank of Ireland and its subsidiaries are subject to regulation by the Board of Governors of the Federal Reserve System under various laws, including the International Banking Act of 1978 and the Bank Holding Company Act of 1956. In this regard, Bank of Ireland has elected to become a “financial holding company” under the Bank Holding Company Act of 1956. Financial holding companies may engage in a broader spectrum of activities, including underwriting and dealing in securities and merchant banking activities, than are permitted to banking organisations that are not financial holding companies. To maintain its financial holding company status, Bank of Ireland is required to meet or exceed certain capital ratios and its branch is required to meet or exceed certain examinations ratings. The failure to maintain financial holding company status could limit the activities of Bank of Ireland and its subsidiaries in the US and have other adverse consequences.

A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions issued by the Office of Foreign Assets Control. Regulations applicable to the US operations of Bank of Ireland and its subsidiaries impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to ensure compliance with US economic sanctions against designated foreign countries, nationals and others. Failure of a financial institution to maintain and implement adequate programmes to combat money laundering and terrorist financing or to ensure economic sanction compliance could have serious legal, monetary and reputational consequences for the institution.

Bank of Ireland’s subsidiaries in the US are also subject to regulation by applicable federal and state regulations with regards to their activities in the asset management, investment advisory, mutual fund and securities broker dealer businesses.

ECONOMIC CONDITIONS AFFECTING THE GROUP

The majority of the Group’s business activities are in Ireland and the UK.

The Irish economy grew by 6% in GDP terms in 2007, broadly in line with the trend since 2000, but activity weakened in the second half of the year and growth is expected to slow significantly in 2008. A significant factor behind the slowdown is residential construction, which is expected to fall sharply. The other components of domestic spending are expected to grow but at a slower pace than in 2007. Consumer spending, which accounts for about half of GDP, grew by 5.4% last year but is forecast to grow at less than half that pace as households respond to rising unemployment, a slowdown in wage growth and persistently high inflation - the annual inflation rate is expected to average over 4% in 2008, following 4.9% in 2007. Exports, too, are likely to see a deceleration in growth, to around 6% from over 8% in volume terms in 2007, in response to weaker activity in Ireland’s main export markets and as a consequence of the euro’s appreciation against the dollar and sterling.

The Irish housing market has also slowed appreciably since mid 2007. Prices have fallen by some 10% on average over the past year, according to the Permanent TSB index (a leading Irish housing price indicator), and mortgage lending growth has decelerated to around 11% from a cyclical peak of 28% in mid 2006, reflecting a deterioration in affordability, a change in price expectations and the impact of the ‘credit crunch’, which has prompted a tightening of credit standards in the banking sector. The cost to banks of funding in the wholesale money markets has also risen substantially, as has the cost of term funding, putting a premium on customer deposits. Rents have risen substantially in recent years — by 22% in the three years to February 2008 - although they have drifted marginally lower in recent months. The housing market is likely to remain weak this year and a pronounced upturn in demand is unlikely in the absence of monetary easing by the ECB.

The UK economy is also slowing after two consecutive years of above trend growth following a 3% expansion in 2007. Inflation has risen over the first half of the year, putting pressure on household incomes, and businesses have cut spending. Unemployment has also started to drift higher, although it is currently expected to remain below 5.5% in 2008. The Bank of England tightened monetary policy through 2006 and 2007, raising rates to 5.75%, and this resulted in a deterioration in housing affordability. The Bank of England cut rates by a cumulative 75 basis points (“bps”) in the four months to April but the average mortgage rate is now higher than it was before the easing commenced, reflecting the elevated costs of wholesale funding for banks and a tightening of credit standards. This has intensified the housing downturn, with mortgage approvals at cycle lows and house prices now generally falling in annual terms. The commercial property market has also weakened, with a substantial downward revaluation of capital values. Inflation is well above the Bank of England’s 2% target, largely reflecting higher food and energy prices, but is expected to fall back to the target level in 2009.

In a broader international context the global economy is slowing following four years of above trend growth, with the major developed economies experiencing the sharpest deceleration. The ‘credit crunch’ poses an additional downside risk to growth in the US and Europe. The developing economies have proven more resilient, however, and this has contributed to ongoing strength in commodity prices, notably oil. Headline inflation rates have risen across the globe, in consequence, posing a policy dilemma for many of the major central banks, and inflation expectations may shift further upwards, prompting higher wage demands. The path of the economic cycle over the next twelve months is very uncertain, adding to a difficult business environment for the banking sector.

Looking forward, we expect the slower pace of economic growth in our main markets of Ireland, the UK and the US, and the current market dislocation which characterised the second half of our financial year 2007 / 2008 to negatively impact our earnings. While we expect to increase our customer lending in the current year, we are taking a prudent and selective approach to this growth in the current environment.

Item 4A	UNRESOLVED STAFF COMMENTS

None.

Item 5  OPERATING & FINANCIAL REVIEW AND PROSPECTS

Overview

Group profit before tax (“PBT”) was down 1% from €1,958 million to €1,933 million in the year to March 31, 2008, with basic earnings per share up 1% to 174.6c.

The Group cost / income ratio in the twelve months to March 31, 2008 was 50% compared to 51% for the prior year.

Strong cost management has resulted in the achievement of further efficiency gains with our cost/income ratio down 1 percentage point to 50%. We completed the Strategic Transformation Programme a year ahead of schedule and ahead of target with annualised cost savings of €145 million.

Our loan impairment loss charge amounted to €232 million or 17 basis points (bps) when expressed as a percentage of average loans and advances to customers. In the year to March 31, 2007, our loan impairment charge was €103 million or 9 bps.

Divisional Performance

Retail Republic of Ireland delivered PBT of €749 million in the year to March 31, 2008 compared to €785 million in the prior year. This year’s outturn includes €33m in relation to the disposal of property, compared to €87 million in the prior year. Strong cost containment was a key contributor to significant efficiency gains. Profits have been impacted by a higher impairment loss charge, up from €63 million in the year ended March 31, 2007 to €146 million in the year ended March 31, 2008, reflecting the slowdown in the economy.

Bank of Ireland Life delivered PBT of €48 million, versus €167 million for the prior year. The results for this year include a negative investment variance charge of €50 million. Also the year on year comparison is directly impacted by a charge relating to the lower gross up of policyholder tax in the current year of €60 million compared to a credit of €19 million in the prior year. Weakness and continued volatility in equity markets impacted investor sentiment resulting in a slowdown in new business volumes in the second half of the financial year.

Our Capital Markets Division delivered a PBT increase of 14% to €651 million. Corporate Banking increased PBT by 13% delivering strong lending volume growth across portfolios and geographies, improved margins and continuing excellent asset quality. Global Markets delivered an excellent performance in volatile trading conditions with a PBT increase of 54%.

In UK Financial Services, our investment strategies continued to deliver growth with PBT up 11% to €495 million. Business Banking remains a key driver of Divisional performance with strong lending and deposit growth together with strong asset quality. Profit in our Mortgage business, against a slowing market backdrop, is in line with the prior year as strong volume growth and strong asset quality were offset by tighter margins. In the final quarter of our financial year, residential mortgage volumes and pricing improved as a number of institutions exited the market due to funding. Our joint ventures with the UK Post Office (including Post Office Financial Services and First Rate Exchange Services) performed strongly.

Economic Environment

Globally, credit concerns led to significant financial markets volatility and funding constraints. As a result, higher interest rates and reduced levels of confidence have impacted overall economic activity and the outlook for growth. In Ireland, the rate of economic growth has also been impacted by the lower levels of activity in the residential property sector. See item 4 “Information on the Company — Economic conditions affecting the Group”.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Details of these critical accounting estimates and judgements are set out on pages  F-29 and F-30 of this document.

EFFECT OF MARKET DISLOCATION

The result for the year was achieved against the backdrop of volatile global financial markets and an environment of moderating economic growth in our main markets. This volatility has had a direct impact in a number of key areas including higher funding costs (€45 million), a negative investment variance in our Life business (€50 million) and the strength of the euro exchange rate which has impacted the translation into euro of our sterling profits (€30 million).

Asset Backed Securities (ABS), Collateralised Debt Obligations (CDOs) & Available for Sale Assets

Our balance sheet is strong with minimal exposure to those asset classes most negatively impacted by the dislocation in financial markets. In the context of a balance sheet of €197 billion, our exposure to Structured Investment Vehicles (SIVs), Collateralised Debt Obligations (CDOs) and Monoline Insurers was, at March 31, 2008, modest at €81 million, €43 million and €127 million respectively. We hold a provision of €47 million against these portfolios which represent 3 basis points of our impairment charge for the year. Our available for sale (AFS) assets of €29 billion, which the Group expects to hold until maturity, suffered minimal impairment of €5 million at March 31, 2008. (See further analysis of our AFS assets on page 42). The Group has a small portfolio (€119 million) of trading securities.

Valuation of Financial Instruments

Where possible, the Group calculates fair value using observable market prices. Where market prices are not available or unreliable, fair values are determined using valuation techniques which may include discounted cash flow models or comparisons to instruments with characteristics either identical or similar to those of the instruments held by the Group. More detail on the methods and assumptions used in the valuation of financial instruments is set out in notes 44 and 45 to the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

The Group’s overall liquidity policy and control is the responsibility of the Group Asset and Liability Committee (“ALCO”) and is managed on behalf of ALCO by Group Asset and Liability Management to ensure that the Group can meet its current and future re-financing needs at all times and at acceptable costs. See Item 11 “Quantitative and Qualitative Disclosures about Market Risk” for further details about our risk management policies.

The Group has managed its funding effectively through this period of market dislocation. Significant growth in customer deposits has been achieved and we have successfully raised wholesale funding across the maturity spectrum through both private and public issuances.

The Group performs stress testing and scenario analysis to evaluate the impact of stresses on its liquidity position. These stress tests are at both a Group specific and systemic risk level. The stress tests are run at three levels of moderate, serious and severe. The results of the tests are compared to the strategic actions which the Group can take in such circumstances to correct a potential liquidity shortfall and bring it back in order. Such actions range from selling assets, switching from unsecured to secured funding and adjusting the price the Group would pay for liabilities. The result of the stress testing is reported at regular intervals to the Group Risk Policy Committee (“GRPC”) and the Court.

A significant part of the liquidity of the banking businesses in Ireland and the UK arises from their ability to generate customer deposits. A substantial proportion of the customer deposit base is made up of current and savings accounts, which, although repayable on demand, have traditionally provided a stable source of funding. These customer deposits are supplemented by the issue of subordinated loan capital and wholesale funding sources in the capital markets, as well as from direct customer contracts. Wholesale funding sources include deposits taken on the inter-bank market, certificates of deposit, sale and repurchase agreements, Commercial Paper Programmes, a euro Medium Term Note programme and the Mortgage Covered Securities Programme.

The monitoring and reporting of liquidity takes the form of cash flow measurement and projections for future periods, with the 0-8 days and 8 days to 1 month periods as two of the key periods of measurement for liquidity management. The Group also operates a contingency liquidity plan for periods of liquidity stress.

The ability to sell assets quickly is also an important source of liquidity to the Group’s banking business. The Group holds sizeable balances of marketable treasury and other eligible bills and debt securities which could be disposed of to provide additional funding should the need arise.

The following table sets out the amounts and maturities of the Group’s contractual cash obligations at March 31, 2008.

		Between	Between
	Within	one and	two and	Over five
	one year	two years	five years	years	Total
			(in € millions)

Long-term debt — dated	—	—	767	3,832	4,599
Debt securities in issue	35,541	5,551	6,517	13,233	60,842
Operating leases	73	71	185	540	869
Capital commitments	19	—	—	—	19

In addition, the Group takes deposits and other liabilities in the normal course of its banking business. The maturity of deposits by banks, customer accounts and debt securities in issue is given in note 43 to our consolidated financial statements.

Balance Sheet — Capital and Funding

Total assets increased by 5% (12% on a constant currency basis) from €189 billion at March 31, 2007 to €197 billion at March 31, 2008. The rate of growth in loans and advances to customers moderated during the year to 9% (16% on a constant currency basis). Growth in customer deposits of 19% (27% on a constant currency basis) was very strong reflecting an increased Group focus on deposit gathering to strengthen its funding structure.

	% Growth March 2008 over March 2007
	Basel I Risk	Loans and advances	Customer
	Weighted Assets	to customers	Deposits

Retail Republic of Ireland	12	11	5
Capital Markets	13	22	56
UK Financial Services	10	1	3

Group	11	9	19

Capital Resources

The objectives of Bank of Ireland Group’s capital management policy are to:

•	Align capital management to the Group’s strategy.

•	Meet the requirements of equity and debt investors.

•	Achieve the optimal mix of capital to meet the Group’s regulatory requirements and rating ambitions.

•	Manage capital in aggregate and at business level, ensuring that capital is only invested in businesses meeting or exceeding the Group’s hurdle rates of return.

It is the Group’s policy to maintain a strong capital base, to seek to expand the capital base where appropriate and to utilise it efficiently in the Group’s development as a diversified international financial services group. Long-term debt, undated capital notes, preferred securities and preference stock are raised in various currencies in order to align the composition of capital and risk weighted assets.

The following table sets out the Group’s capital resources (stockholders’ equity and subordinated liabilities):

	At March 31,
	2008	2007	2006
	(in € millions)

Stockholders’ funds Equity (including other equity reserves)	6,419	6,659	5,121
Non-cumulative preference stock	65	65	65

Total Stockholder’s Equity	6,484	6,724	5,186
Minority interests’ equity	38	34	45
Undated loan capital	3,209	3,494	2,880
Dated loan capital	4,599	4,314	3,613

Total capital resources	14,330	14,566	11,724

In the year ended March 31, 2008, total Group capital resources decreased by €236 million to €14,330 million primarily following retentions of €1,074 million, other net negative movements in equity of €1,314 million including changes in the cash flow hedge reserve (€247) million, the available for sale (AFS) reserve (€386) million, foreign exchange adjustments (€712) million, the movement in the defined benefit pension schemes (€209) million offset by the issue or reissue of capital stock €194 million and other movements of €46 million.

	Year ended	Year ended
	March 31,	March 31,
	2008	2007
	(in € millions)

Opening Stockholder’s Equity	6,724	5,186
Movements:
Profit retained for the year (after dividends)	1,074	1,112
Reissue of stock/treasury stock	194	144
Foreign exchange adjustments(a)	(712)	49
Available for Sale (AFS) reserve movement(b)(e)	(386)	(59)
Cash flow hedge reserve movement(c)(f)	(247)	135
Pension fund obligations(d)(g)	(209)	190
Other movements	46	(33)

Closing Stockholder’s Equity	6,484	6,724

An explanation of the movements in stockholders equity during the year ended March 31, 2008 is as follows:

(a)	foreign exchange adjustments reflect the impact of the strength of the euro on the translation of Sterling and US dollar denominated net investment in foreign subsidiaries.

(b)	the AFS reserve movement is driven by the net impact of interest rate changes and the widening of credit spreads on the value of our AFS book (€29 billion) at March 31, 2008. This reserve is expected to reverse as the underlying financial assets mature.

(c)	the cash flow hedge reserve movement reflects the impact of sterling weakness on the mark to market of hedge accounted interest rate swaps. Over time this balance will flow through the income statement in line with the underlying hedged instruments with no net income statement impact.

(d)	movement in pension fund obligations is primarily as a result of changes in key assumptions including discount rate and mortality together with the impact of the weakness in global financial markets on the valuation of pension fund assets at March 31, 2008.

An explanation of the movements in stockholders equity during the year ended March 31, 2007 is as follows:

(e)	the AFS reserve movement is driven by the net impact of interest rate changes and the narrowing of credit spreads, in a more benign credit environment, on the value of our AFS book (€33 billion) at March 31, 2007.

(f)	the cash flow hedge reserve movement reflects the impact of sterling versus the euro on the mark to market of hedge accounted interest rate swaps, which predominantly hedged out sterling exposures.

(g)	movement in pension fund obligations is driven by a combination of stronger equity markets and higher bond yields, in the year to March 31, 2007, leading to a reduction in the fair value of the pension fund liabilities.

As at March 31, 2008, the Group had €3,209 million of undated loan capital and €4,599 million of dated loan capital (including fair value adjustments), a total of €7,808 million in aggregate of subordinated liabilities. Of the dated loan capital €3,832 million is repayable in five or more years. The cost and availability of subordinated debt are influenced by credit ratings. A reduction in the ratings assigned to the Group’s securities could increase financing costs and reduce market access. The credit ratings of the Group as at June 9, 2008 are as follows:

Senior Debt

Moodys	Aa2
Standard & Poors*	A+ (positive outlook)
Fitch	AA−
DBRS	AA

*	On June 30, 2008 this was revised to A+ (stable outlook)

Depending on the degree of subordination the ratings assigned to Loan Capital may be one or more notches below the level for senior debt. Credit ratings are not a recommendation to buy, hold or sell any security and each rating should be evaluated independently of every other rating. These ratings are based on current information furnished to the rating agencies by Bank of Ireland and information obtained by the rating agencies from other sources. The ratings are accurate only as of June 9, 2008 and may be changed, superseded or withdrawn as a result of changes in, or unavailability, of such information.

In the year ended March 31, 2007 total Group capital resources increased by €2,842 million to €14,566 million following retentions of €1,112 million (including €229 million from the gain on sale of Davy), other movements in equity amounting to €426 million including changes in the cash flow hedge reserve and net actuarial gains in the defined benefit pension schemes, the issue of non-cumulative perpetual preferred securities to increase undated loan capital by €707 million (issue of Stg£500 million) and the issue of dated subordinated capital to yield €748 million (issue of €750 million) and other movements of (€151 million).

As at March 31, 2007, Bank of Ireland Group had €3,494 million of Undated Loan Capital and €4,314 million of Dated Loan Capital (including fair value adjustments), a total of €7,808 million in aggregate of subordinated liabilities. Of the Dated Loan Capital €3,539 million as of such date was repayable in five or more years.

Capital Adequacy Requirements

Bank of Ireland Group’s capital resources policy has been developed within the supervisory requirements of the Financial Regulator.

The EU Capital Requirements Directive (“CRD”) which came into force from January 1, 2007, introduced significant amendments to the existing capital adequacy framework. The implementation of the CRD results in a more risk sensitive approach to the derivation of a bank’s capital requirements.

The CRD is divided into three sections commonly referred to as Pillars. Pillar 1 introduced the Internal Ratings Based Approach (IRBA) which permits banks to use their own internal rating systems to calculate their capital requirements for credit risk. Use of the IRBA is subject to regulatory approval. Where credit portfolios are not subject to IRBA the calculation of the minimum capital requirements is subject to the Standardised Approach which is a more granular approach to the calculation of risk weightings than the Basel I framework.

Under Pillar 2 of the CRD (Supervisory Review) banks undertake an Internal Capital Adequacy Assessment Process (ICAAP) which is then subject to supervisory review. Pillar 3 of the CRD (Market Discipline) involves the disclosure of a range of qualitative and quantitative information relating to capital and risk. The Group will be disclosing this information in due course.

The CRD also introduced a requirement to calculate capital requirements, and to set capital aside, with respect to operational risk. The Group is also required to set capital aside for market risk. During the financial years under review all externally imposed capital requirements were complied with.

The basic instrument of capital monitoring is the risk asset ratio as developed by the Basel Committee. This ratio derives from a consideration of capital as a cover for the credit and market risks inherent in Group assets. Capital is defined by reference to the European Union Own Funds Directive (OFD) and Capital Adequacy Directive (“CAD”), and is divided into “Tier 1” capital consisting largely of stockholders’ equity, “Tier 2” capital including general provisions and debt capital instruments, and “Tier 3” capital including short-term subordinated loan capital and net trading book profits. Assets (both on and off-balance sheet) are weighted to allow for relative risk according to rules derived from the European Union Solvency Ratio Directive.

The target standard risk asset ratio set by the Basel Committee is 8%, of which the Tier 1 element must be at least 4%. The minimum risk asset ratio is set by the Financial Regulator and satisfies capital adequacy requirements of the EU.

Capital Adequacy Data

The following table shows the components and basis of calculation of the Group’s Tier 1 and Total Capital ratios under Basel II for March 31, 2008 and under Basel I for March 31, 2008 together with comparative figures under Basel I for March 31, 2007 and March 31, 2006. No comparative figures for Basel II are available.

	March 31,	March 31,	March 31,	March 31,
	2008	2008	2007*	2006*
	Basel II	Basel I	Basel I	Basel I
	€m	€m	€m	€m

Capital base
Equity Tier 1
Total equity	6,522	6,522	6,758	5,231
Regulatory adjustments retirement benefit obligations	807	807	590	720
Perpetual preferred securities	2,995	2,995	3,319	2,516
Available for sale reserve and cash flow hedge reserve	471	471	(162)	(86)
Intangible assets	(827)	(827)	(941)	(965)
Revaluation reserves to Tier 2	(173)	(173)	(647)	(691)
Dividend adjustment	(386)	(386)	(376)	(334)
Other adjustments	15	186	391	608

Total Tier 1 capital	9,424	9,595	8,932	6,999

Tier 2
Undated loan capital	229	229	294	431
Dated loan capital	4,115	4,115	3,995	3,405
IBNR provisions	114	159	134	127
Revaluation reserves	173	173	647	691
Other adjustments	(208)	(38)	(32)	—

Total Tier 2 capital	4,423	4,638	5,038	4,654

Total supervisory deductions	(816)	(973)	(1,019)	(870)

Total Capital	13,031	13,260	12,951	10,783

Banking book	—	122,351	109,968	93,398
Trading book	—	3,482	2,972	4,112
Credit risk	107,930	—	—	—
Market risk	2,908	—	—	—
Operational risk	6,123	—	—	—

Total risk weighted assets	116,961	125,833	112,940	97,510

Equity Tier 1 Ratio	5.7%	5.3%	4.9%	4.5%
Tier 1 Ratio	8.1%	7.6%	7.9%	7.2%
Total Capital Ratio	11.1%	10.5%	11.5%	11.1%

*	After deducting proposed dividend — comparable with March 31, 2008 treatment

Financial year ended March 31, 2008 compared to financial year ended March 31, 2007

In the year to March 31, 2008 the Basel I Tier 1 Capital Ratio decreased from 7.9% to 7.6% and the Basel I Equity Tier 1 ratio improved from 4.9% to 5.3% with both ratios reflecting a range of capital initiatives by the Group. The Total Capital Ratio decreased from 11.5% to 10.5% on a Basel I basis. On a Basel II basis the Tier 1 ratio and Equity Tier 1 ratios at March 31, 2008 were 5.7% and 8.1% respectively whilst the Total Capital ratio was 11.1%.

These changes in the Basel I Tier 1 ratio arose from retained earnings, the sale and leaseback of a further 30 branches and the benefit of a €400 million embedded value securities transaction offset by risk weighted asset growth.

In October 2007, the Group completed a €400 million embedded value securities transaction which references the future cash flows from our life assurance business. The transaction resulted in the reclassification of certain capital reserves relating to the value in force in our life assurance business from Tier 2 capital to Equity Tier 1 capital. Repayment of the securities issued will depend on the emergence of future cash flows thereby preserving the value of the capital protected by the transaction. The transaction imposes no obligations on our life assurance business.

Basel I Tier 1 capital increased by €663 million reflecting €1,074 million in retained earnings and €400 million related to the embedded value securities transaction (transfer from Tier 2) offset by negative currency movements of €1,036 million (of which €712 million related to equity) and €225 million of net other positive movements.

The Basel I Total capital ratio reduced by 1.0% to 10.5%. This reduction reflected the factors behind the higher Tier 1 level (excluding the embedded value securities transaction which involved a reclassification of existing capital) together with the raising of additional dated subordinated debt offset by risk weighted asset growth.

Basel I Total Capital funds increased by €309 million including €263 million (that is excluding the embedded value securities transaction) relating to the movement in Tier 1 funds described above together with €379 million (US$600 million) for dated subordinated debt capital. These items were offset by capital amortisation (€150 million) and other movements (€183 million) including negative currency movements.

Tier 2 capital benefited from the US$600 million of new Tier 2 capital raised offset by the transfer of €400 million to Tier 1 reflecting the embedded value securities transaction, negative exchange rate movements of €149 million and miscellaneous other movements of €230 million negative.

Capital resources as at March 31, 2008 were €229 million lower under Basel II than under Basel I primarily as a result of the deduction of expected losses that are in excess of accounting provisions and with collective provisions on transactions on IRB approach no longer included within Tier 2 capital. The only other change related to the deduction of the first loss on securitisations equally from Tier 1 and Tier 2 as opposed to Total Capital.

Financial Year ended March 31, 2007 compared to financial year ended March 31, 2006

In the year to March 31, 2007, the changes in the Tier 1 ratio arose from retained earnings, the issue of non-cumulative perpetual preferred securities, the sale and leaseback of 36 branches, the gain on the sale of Davy and the impact of securitisations offset by risk weighted asset growth.

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

The Total capital ratio increased by 0.4% to 11.5%. This increase reflected the factors behind the higher Tier 1 level together with the raising of additional dated subordinated debt capital (€748 million) during the year and the impact of securitisations.

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

Funding

The Group has maintained a strong funding position since the start of the dislocation in global financial markets in August 2007. Short and long term funding has been accessed using a comprehensive range of funding programmes, across a wide range of investor classes and jurisdictions. Customer deposits increased by 19% in the year to March 31, 2008 as a result of our market leading Irish customer franchise and our presence in targeted customer segments internationally. At March 31, 2008, wholesale funding as a percentage of the balance sheet at

41%, was 5 percentage points lower than at March 31, 2007 with term funding (i.e. funding with a maturity greater than one year at year end) accounting for 33% of wholesale funding. The Group financed its customer loan book in a prudent manner with 82% of its loan book funded through customer deposits and wholesale term funding with a maturity greater than one year.

Bank of Ireland operates under the Liquidity Regime introduced by the Irish Financial Regulator in July 2007. This regime requires that banks have sufficient payment resources (cash inflows and marketable assets) to cover 100% of expected cash outflows in the 0 to 8 day time horizon and 90% of expected cash outflows in the over 8 day to one month time horizon. The Group continues to maintain a significant liquidity buffer in excess of these requirements. Overall, Bank of Ireland’s established and diversified funding strategy continues to support growth across our businesses.

	March 31,		March 31,		March 31,
	2008		2007		2006
Balance Sheet Funding	€ billion	%	€ billion	%	€ billion	%

Deposits by banks	14	8	20	12	32	22
CP/CD’s	27	15	21	12	20	13
Securitisations	8	4	11	6	—	—
Senior Debt/ACS	26	14	28	16	17	11

Total Wholesale Funding	75	41	80	46	69	46
Customer Deposits	86	47	72	41	62	41
Capital/Subordinated Debt	14	8	15	8	12	8
Other	10	4	8	5	8	5

Total	185	100	175	100	151	100

Off Balance Sheet Arrangements

	March 31,
	2008	2007	2006
	(in € millions)
Contingent Liabilities

Acceptances and endorsements	47	39	37
Guarantees and irrevocable letters of credit	2,199	1,719	1,354
Other contingent liabilities	669	745	675

	2,915	2,503	2,066
Lending commitments	36,881	36,013	30,937

Total contingent liabilities and commitments	39,796	38,516	33,003

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

The Group has a number of Special Purpose Vehicles (SPVs) where it does not own more than half of the voting power in the company but which are consolidated. Details of these subsidiaries are available in note 52 to the consolidated financial statements.

ANALYSIS OF RESULTS OF OPERATIONS

Basis of Preparation and Presentation

The consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU) and with those parts of the Irish Companies Act, 1963 to 2006 applicable to companies reporting under IFRS with the European Communities (Credit Institutions: Accounts) Regulations, 1992 and with the Asset Covered Securities Act, 2001 to 2007. These financial statements comply with both IFRS as adopted by the EU and IFRS as issued by the IASB.

Results of Operations — Group Analysis

Review of Group Performance

Group Income Statement

	Year ended March 31,
	2008	2007	2006
	(in € millions)

Net interest income	3,263	2,757	2,307
Other income (net of insurance claims)	974	1,089	1,119

Total operating income (net of insurance claims)	4,237	3,846	3,426
Operating expenses	(2,157)	(2,159)	(2,020)
Impairment losses	(232)	(103)	(103)
Share of associated undertakings and joint ventures (post tax)	46	44	45
Profit on disposal of business activities	—	243	176
Profit on disposal of property	39	87	—

Total profit before tax	1,933	1,958	1,524
Taxation	(229)	(306)	(303)
Minority interest	(5)	(1)	9
Dividends on other equity interests	(14)	(15)	(13)

Profit attributable to ordinary stockholders	1,685	1,636	1,217

Basic EPS c per share	174.6c	172.2c	128.5c

Diluted EPS c per share	173.9c	171.0c	127.6c

Year to year comparison of the Group’s financial performance is affected by among other things, the impact of acquisitions and disposals in the prior periods. In the year to March 31, 2006, the Group disposed of the Bristol & West branch network (September 2005) and acquired Guggenheim Advisors (January 2006). In the year to March 31, 2007, the Group disposed of Davy (October 2006) and established a joint venture with the private equity business, Paul Capital Partners (June 2006).

Income

Net interest income and ’other income’ growth is affected by the trading impact of the Davy disposal together with a number of IFRS income classifications. Under IFRS, certain assets and liabilities can be designated at fair value through profit or loss. Where we have designated assets or liabilities at fair value through profit or loss, the total fair value movements on these items, including net interest income, are reported in ’other income’. However, the funding costs of the assets and the interest income on the liabilities are reported in net interest income. In addition we raise debt in a variety of currencies and manage the foreign exchange and interest rate risk using derivative instruments. The interest element on the debt issued impacts our net interest income while the fair value movements on the derivative instruments, including net interest income, are reported in ’other income’.

Net Interest Income/Net Interest Margin

The following table shows net interest income for each of the three years ended March 31, 2008.

	March 31, 2008	March 31, 2007	March 31, 2006
		(in € millions)

Net interest income	3,263	2,757	2,307

Financial Year ended March 31, 2008 compared to financial year ended March 31, 2007

Net interest income increased by 18% or €506 million, from €2,757 million to €3,263 million for the year to March 31, 2008.

Net interest income is affected by the classification of certain income between interest expense and other income under IFRS which relates to the designation of certain financial instruments under the fair value option. This treatment resulted in additional net interest income of €346 million for the year ended March 31, 2008 and €122 million for the year ended March 31, 2007, offset by a similar reduction in other income in both years. Excluding the impact of the IFRS reclassifications, the Group’s net interest income increased by € 282 million or 11%.

Growth in net interest income was driven by strong volume growth in loans and deposits across the Group. Loans and advances to customers increased by 9% and customer deposits grew by 19% (16% and 27% respectively on a constant currency basis). A number of drivers contributed to this volume growth: the strength of our franchise in Ireland, supported by the scale of our multi channel distribution network; the continued delivery from our investment in Business Banking UK and international Corporate Banking teams together with a strong deposit gathering performance by UK Post Office Financial Services (POFS), Business Banking UK, Corporate Banking and Global Markets.

Financial Year ended March 31, 2007 compared to financial year ended March 31, 2006

Net interest income increased by 20% or €450 million, from €2,307 million to €2,757 million, for the year to March 31, 2007.

The year on year increase in net interest income was impacted negatively by the effect on income streams as a result of the disposal of the Bristol & West branch network in the financial year to March 31, 2006. Net interest income in the year to March 31, 2006 included income of €20 million relating to Bristol & West.

Net interest income is affected by the classification of certain income between interest expense and other income under IFRS which relates to the designation of certain financial instruments under the fair value option. This treatment resulted in additional net interest income of €122 million for the year ended March 31, 2007 and €78 million for the year ended March 31, 2006, offset by a similar reduction in other income in both years.

The growth in net interest income was driven by the continued strong growth in loans and resources across the Group. Customer lending increased by 21% and resources grew by 16%.

Group Net Interest Margin

The following table sets forth the Group’s net interest margin for each of the three years ended March 31, 2008.

	March 31, 2008	March 31, 2007	March 31, 2006

Average interest earning assets (€ billion)	175	156	129

Group net interest margin(%)	1.86	1.77	1.79

Financial Year ended March 31, 2008 compared to financial year ended March 31, 2007

The Group net interest margin increased by 9bps to 1.86% for the year ended March 31, 2008 from 1.77% for the year ended March 31, 2007. The margin is increased by the classification of certain items under IFRS, as mentioned above in the ’net interest income’ section.

Excluding this reclassification, net interest margin reduced by 3bps to 1.66% for the year ended March 31, 2008 and the key drivers of margin attrition were:

•	balance sheet structure where average lending growth exceeded average deposit growth for the year which reduced margins by 2bps;

•	the impact of the market dislocation which reduced margins by 2bps;

•	increasing competition which adversely impacted lending margins by 1bp, of which mortgage margins were down 2bps partially offset by improved pricing in non mortgage lending;

Offset in part by:

•	improved asset mix with stronger growth in higher margin products, increasing margin by 2bps.

Financial Year ended March 31, 2007 compared to financial year ended March 31, 2006

The Group net interest margin decreased by 2bps to 1.77% for the year to March 31, 2007 from 1.79% for the year to March 31, 2006. Group net interest margin was increased by the classification of certain interest expense under IFRS which relates to the designation of certain financial instruments under the fair value option. This treatment resulted in additional net interest income of €122 million for the year ended March 31, 2007 increasing net interest margin by 8 basis points, compared to additional net interest income of €78 million for the year ended March 31, 2006 which increased net interest margin by 6 basis points (see other income below). Excluding the impact of IFRS in both periods, margin attrition was 4 bps.

The drivers of margin attrition over the year were primarily balance sheet structure where the rate of loan growth outpaces resource growth, and product margins where competition had impacted on mortgage pricing.

The following table shows interest rates in effect at March 31, 2008, 2007 and 2006.

Interest Rates — Ireland, UK and US

	March 31,
	2008	2007	2006
	(percentages)

Ireland
European interbank offered rate:
One month Euribor	4.36	3.86	2.65
Three month Euribor	4.73	3.92	2.81
United Kingdom
London interbank offered rate:
One month	5.79	5.47	4.59
Three month	6.01	5.62	4.61
United States
Prime Rate	5.25	8.25	7.75

Other Income

The following table shows other income for each of the three years ended March 31, 2008, 2007 and 2006.

	March 31, 2008	March 31, 2007	March 31, 2006
		(in € millions)

Other Income	974	1,089	1,119

Financial year ended March 31, 2008 compared to financial year ended March 31, 2007

Other income reduced by 11% to €974 million in the year to March 31, 2008 compared to March 31, 2007. Other income in the prior year includes €94m relating to our Davy holding (disposed of in October 2006). IFRS income classifications, as mentioned above have also impacted other income (credit of €346 million in the year to March 31, 2008, versus a credit of €122 million in the prior year).

Grossing up for policyholders tax in our Life business was a €60 million charge in the twelve months to March 31, 2008 compared to €19 million credit in the previous year. In addition the non recognition of the investment return on treasury shares held for the benefit of policyholders in Bank of Ireland Life reduced other income by €68 million for the year ended March 31, 2007 compared to a benefit of €189 million for the year to March 31, 2008.

In the twelve months to March 31, 2008 there was a loss of €6 million on hedge ineffectiveness on transition to IFRS compared to €2 million in the prior year.

Finally, there was a significant negative investment variance of €50 million in Bank of Ireland Life due to weaker global equity markets.

The drivers of this growth include Global Markets performance, POFS performance and increased activity in our credit card business.

Financial year ended March 31, 2007 compared to financial year ended March 31, 2006

Other income decreased by €30 million or 3%, from €1,119 million to €1,089 million for the year to March 31, 2007. The year on year comparison is impacted by the following factors:

Other income is affected by the classification of certain income between interest expense and other income under IFRS, which relates to the designation of certain financial instruments under the fair value option. This treatment resulted in a reduction in other income of €122 million for the year ended March 31, 2007 and €78 million for the year ended March 31, 2006 (see net interest income above).

The year on year comparison has been impacted by the effect of acquisitions and disposals in both periods. Other income streams in the year ended March 31, 2007, includes income of €122 million and in the year to March 31, 2006, of €159 million relating to business acquisitions and disposals (disposal of Davy in October 2006, acquisition of Guggenheim Advisors in January 2006 and disposal of Bristol & West branch network in September 2005).

Grossing up for policyholders tax in our Life business was a credit of €19 million in the twelve months to March 31, 2007 compared to a €69 million credit in the prior year. In addition the non recognition of the investment return on treasury shares held for the benefit of policyholders in BOI Life reduced other income by €68 million for the year ended March 31, 2007 compared to €75 million for the year to March 31, 2006.

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

Operating expenses

Total operating expenses

The following table sets forth the Group’s operating expenses for each of the three years ended March 31, 2008.

	March 31, 2008	March 31, 2007	March 31, 2006
		(in € millions)

Operating expenses	2,157	2,159	2,020

Financial year ended March 31, 2008 compared to financial year ended March 31, 2007

Operating expenses for the year to March 31, 2008 of €2,157 million compare to €2,159 million for the prior year. Our cost / income ratio continued to improve with a further reduction of 1 percentage points from 51% in the year ended March 31, 2007 to 50% in the year ended March 31, 2008.

The year on year comparison has been impacted by the cost of the restructuring programme which incurred a €17 million charge in the year to March 31, 2008, compared to a €49 million charge in the prior year. Excluding these items, operating expenses grew by 1%. Moreover, the prior year figures include €63 million expenses relating to Davy. Excluding the impact of the Davy disposal and the impact of the Strategic Transformation Programme, costs grew by 5% on a year on year basis.

Operating expenses, excluding the trading impact of the disposal of Davy in the year ended March 31, 2007, have increased by 5% driven by:

•	Investment costs of 2% relating to the continuing international development of our Corporate Banking and Global Markets activities, together with the costs associated with the continuing development and launch of new products in POFS;

•	Business as usual cost growth of 6% where 2% is due to volume growth and 4% is due to inflation

Offset in part by:

•	Cost savings of 2% from the Strategic Transformation Programme;

•	Cost savings of 1% arising from reduced compliance spend — Basel II and Sarbanes Oxley Programmes

We successfully completed the Strategic Transformation Programme (STP) a year ahead of schedule and ahead of target with annualised cost savings of €145 million. The Programme has fundamentally strengthened our business by consolidating and streamlining key functions within customer operations and support services into the Group Manufacturing Division. This restructuring, resulting in over 35% of the Group’s cost base now being managed within the Group Manufacturing Division, together with a more clearly defined operating model, has enabled the achievement of operational efficiencies.

The changing economic environment and slowing revenue growth has brought a heightened focus to cost management and although significant progress has been made since the launch of the STP in March 2005, we believe that there are opportunities for further efficiency gains. Tight cost management remains an imperative. We reiterate our commitment to rigorous cost management and to our objective of achieving further improvement in our cost/income ratio. In an environment where, in the short term, income growth will be more challenging, our decision to invest in the longer term development of our business may delay the achievement of this objective.

Financial year ended March 31, 2007 compared to financial year ended March 31, 2006

Total operating expenses increased by €139 million or 7% from €2,020 million to €2,159 million during the twelve months to March 31, 2007.

The year on year comparison was impacted by the effect of acquisitions and disposals in both periods. Operating expense streams in the year to March 31, 2007, includes costs of €91 million and in the year to March 31, 2006, costs of €138 million relating to business acquisitions and disposals (disposal of Davy in October 2006, acquisition of Guggenheim Advisors in January 2006, and disposal of Bristol & West branch network in September 2005).

In addition, the year to March 31, 2007, includes costs of €49 million associated with our restructuring programme compared to €32 million in the prior year.

Excluding the impact of acquisitions, disposals and restructuring, operating expenses increased by nine percentage points mainly due to business investment costs, increased compliance costs, and other items described below:-

•	Investment costs relating to the development of our Global Markets and Corporate Banking activities in Europe and the United States together with the costs associated with the continuing development of POFS added two percentage points.

•	Compliance costs associated with the Sarbanes-Oxley and Basel II programmes added two percentage points.

•	Business as usual cost growth of eight percent where three percent was due to volume growth and performance related compensation. The remaining five percent was due to inflation.

•	Cost savings arising from the continued implementation of the Strategic Transformation Programme reduced cost growth by three percentage points.

Impairment of loans and advances

Asset quality

	March 31, 2008	March 31, 2007	March 31, 2006

Total average customer advances (€bn)	134	116	93
Impaired loans (€m)*	1,062	679	546
Impairment provision (€m)	596	428	359
Coverage ratio	56%	63%	66%
Impairment losses on loans and advances (€m)	232	103	103
Impairment losses on loans and advances (bps)	17	9	11

*	The classification of loans in the years to March 31, 2007 and March 31, 2006, have been updated to reflect the IFRS 7 categorisations. In particular, only those loans on which the Group expects to incur a loss are classified as impaired in line with IFRS. All other loans are classified as ‘neither past due nor impaired’ or ‘past due but not impaired’. The effect of this is to reduce impaired loans and advances to customers in the year ended March 31, 2007 from €968 million to €679 million and from €796 million to €546 million in the year ended March 31, 2006.

Financial Year ended March 31, 2008 compared to financial year ended March 31, 2007

In the year to March 31, 2008, the Group adopted IFRS 7, which requires more detailed qualitative and quantitative disclosures about its loan portfolios. Accordingly, for 2007 and 2008, the Group has disclosed separately those loans that are (i) neither past due nor impaired, (ii) past due but not impaired, and (iii) impaired (see note 21 to the consolidated financial statements for details).

The effect of the IFRS 7 reclassification of what constitutes ‘impaired’ is to reduce impaired loans and advances to customers in the prior year from €968 million to €679 million. Previously “impaired” would have included items 1 day past but a new category called “Past due but not impaired” would include items previously considered “impaired”.

On this basis, impaired loans increased from €679 million at March 31, 2007 to €1,062 million at March 31, 2008, or from 54bps to 78bps of total loans remaining below the 10 year average to March 31, 2007 of 96bps for the Group. The 54bps in the year ended March 31, 2007 represented the lowest point in this 10 year period. The increase in impaired loans from this low point in March 2007 is mainly due to the impact of higher interest rates, slowing economic growth in Ireland and the UK and softening in the property sector.

As expected against the backdrop of slowing economic activity, our impairment loss charge for the year has increased from an historically low level of 9 basis points (bps) to trend towards more normalised levels.

Total balance sheet provisions against loans and advances to customers were €596 million at March 31, 2008, compared to €428 million at March 31, 2007. Impairment provisions as a percentage of total loans were 44bps, the ratio being 3bps for the Group mortgage book and 76 bps for non-mortgage lending. We continue to maintain a satisfactory level of provisions, with a coverage ratio of 56% against impaired loans.

The Group impairment loss charge for the year ended March 31, 2008 amounted to €232 million or 17bps, when expressed as a percentage of average loans and advances to customers. The charge included €46 million (3bps) being 57% coverage on €81 million of exposures to SIVs that are classified as loans and advances to customers. The remaining charge of €186 million or 14bps (excluding SIVs) was 5bps higher than the charge for the year ended March 31, 2007. This higher charge reflected the impact of a slowing economic environment, consequent loan grade degradation and a reversion towards a more normalised level of impairment loss charge following an historically low charge in the year ended March 31, 2007.

In summary, we believe that impairment trends are now reverting towards a more normalised level for the Group.

Financial year ended March 31, 2007 compared to financial year ended March 31, 2006

The impairment charge for the year to March 31, 2007 amounted to €103 million or 9bps when expressed as a percentage of average loans (March 31, 2006: €103 million and 11bps). Loan losses benefited from some recoveries during the year to March 31, 2007, in particular write-backs in Corporate Banking amounting to €26 million.

In the year to March 31, 2007, impairment losses on loans and advances were at historically low levels, while loans and advances to customers grew strongly. The Groups balance sheet provision was €428 million at March 31, 2007 compared with €359 million at March 31, 2006. Our impairment provisions as at March 31, 2007 represented a coverage ratio of 63% against impaired loans.

Available for sale assets

At March 31, 2008 the Group’s portfolio of available for sale (AFS) financial assets amounted to €29.3 billion (March 31, 2007: €33.4 billion). The Liquid Asset Portfolio (which is held for liquidity purposes) comprised €26.4 billion of the total AFS financial assets; €1.8 billion in government bonds and €24.6 billion in senior bank debt. The other AFS assets of €2.9 billion were Asset Backed Securities (ABS) comprising Commercial Mortgage Backed Securities (CMBS) of €0.9 billion, Residential Mortgage Backed Securities (RMBS) of €0.8 billion, Student loans, Small & Medium Enterprise (“SME”) loans, Whole business ABS and syndication loans totalling €1.2 billion and Collateralised Debt Obligations (CDOs) of €0.04 billion. The Group expects to retain its AFS assets until maturity and, under IFRS, they are marked to market through reserves. These assets have incurred minimal impairment of €5 million during the year. The following table quantifies our exposure to each asset class and the impact of market dislocation on valuations at March 31, 2008 and at March 31, 2007.

Balance Sheet (AFS
				Reserve) and income	Fair Value
			Profile as at March 31,	statement impact	expressed as a % of
Portfolio	Volume	Asset Type	2008	(where applicable)	Underlying Nominal

Liquid Asset Portfolio	€26.4 billion (2007: €29.4 billion)	€1.8 billion government bonds (2007: €6.4 billion)	>95% AAA rated	Mark to market negative impact of €3 million reserves. No impairment. (2007: mark to market negative impact of €58 million. No impairment)	103.2% (2007: 101.2)%
		€24.6 billion senior bank debt and covered bonds (2007: €23.0 billion)	FRNs/ CP/ CDs/ Covered Bonds/ Average rating AA-	Mark to market negative impact of €278 million reserves. No impairment. (2007: mark to market positive of €10 million. No impairment)	98.4% (2007: 99.71)%
Asset backed Securities Portfolio	€2.9 billion (2007: €4.0 billion)	€0.8 billion RMBS (2007: €1.0 billion) €0.9 billion CMBS (2007: €1.0 billion)	98% AAA/AA rated; All prime; <3% US 75% AAA /AA rated: <6% US	Mark to market negative impact of €138 million on reserves.	94.4% (2007: 100)%
		€1.2 billion Other (including Student loans/SME loans/ Whole business ABS/ leasing bonds/ syndication loans) (2007: €2.0 billion)	98% AAA/AA/ A rated	(2007: mark to market positive of €7 million) Cumulative €7 million impairment through income statement. (2007: €1 million impairment)

The Group has no direct exposure to US subprime asset backed securities and an €8 million indirect exposure to this asset class through ABS and CDOs.

Trading securities

The Group holds a portfolio of bonds for trading purposes typically taking positions in financial and corporate risk with ratings between investment grade AAA and BBB (average rating A). The value of these securities at March 31, 2008 was €119 million.

The value of these securities as at March 31, 2007, was €520 million.

Share of associated undertakings and joint ventures

Profit after tax from associated undertakings and joint ventures, which mainly relates to First Rate Exchange Services (FRES), increased from €44 million for the year ended March 31, 2007 to €46 million in the year ended March 31, 2008, primarily as a result of strong margin management.

Profit on disposal of business activities/property

In the year to March 31, 2008, the Group disposed of 30 retail branches which yielded a profit on disposal of €33 million. Other properties that were sold in the normal course of business netted a profit on disposal of €6 million.

In the twelve months to March 31, 2007 the Group disposed of business activities realising a profit on disposal of €239 million (included in this is the disposal of Davy with a profit on disposal of €229 million). The Group also disposed of 36 retail branches in the Republic of Ireland in a sale and leaseback transaction realising a profit on disposal of €87 million, and realised a profit of €32 million from the disposal of the Bank of Ireland Head Office. In the year to March 31, 2006, the Group disposed of the Bristol & West branch network and realised a profit on disposal of €176 million.

Taxes

The following table sets forth a reconciliation of taxes chargeable at the statutory Irish corporation tax rate and the Group’s effective tax rate for the three years ended March 31, 2008. The effective tax rate is obtained by dividing the tax charge by profit before tax.

	For the Financial year ended March 31,
	2008	2007	2006
	(in € millions, except percentages)

Average statutory corporation tax rate	12.5%	12.5%	12.5%

Profit before tax multiplied by the standard rate of Corporate tax in Ireland	242	245	191
Effects of:
Levy on certain financial institutions	—	—	20
Foreign earnings subject to different rates of tax	86	49	78
Life Assurance — different basis of taxation	(53)	16	61
Derecognition on consolidation of investment return on treasury shares held by BoI Life for policyholders	(24)	8	9
Tax exempted profits and income at a reduced Irish tax rate	2	(26)	(71)
Non-deductible expenses	7	11	12
Prior year adjustments	(1)	6	5
Share of associated undertakings and joint ventures	(6)	(5)	(6)
Other adjustments for income tax purposes	(24)	2	4

Income tax charge	229	306	303

Effective tax rates	11.8%	15.6%	19.9%

Financial year ended March 31, 2008 compared to financial year ended March 31, 2007

The effective tax rate was 11.8% in the year ended March 31, 2008 compared to 15.6% for the year ended March 31, 2007. The rate has decreased largely as a result of a reduction in the tax charge of BoI Life due to lower investment income earned and lower capital gains, together with the effect of the elimination of the investment return on treasury stock held on behalf of policyholders by BoI Life.

Financial year ended March 31, 2007 compared to financial year ended March 31, 2006

The effective tax rate was 15.6% compared to 19.9% for year ending March 31, 2006. The rate decreased largely due to the benefits from the non-taxable gain in relation to the disposal of Davy Stockbrokers, the abolition of the financial levy and the reduced gross-up for policyholder tax in the Life business.

Divisional Performance: Profit before tax

	For the Financial year
	ended March 31,
	2008	2007	2006
	(in € millions)

Retail Republic of Ireland	749	785	550
Bank of Ireland Life	48	167	203
Capital Markets	651	572	471
UK Financial Services	495	447	525
Group Centre	(10)	(13)	(225)

Profit before tax	1,933	1,958	1,524

Retail Republic of Ireland

Retail Republic of Ireland incorporates our Mortgage, Consumer Banking, Business Banking and Private Banking activities in the Republic of Ireland.

Retail Republic of Ireland: Income statement

	March 31, 2008	March 31, 2007	March 31, 2006
		(in € millions)

Net interest income	1,429	1,311	1,119
Other income*	449	464	356

Total operating income	1,878	1,775	1,475
Total operating expenses	(983)	(927)	(871)
Impairment losses on loans and advances	(146)	(63)	(54)

Profit before tax	749	785	550

*	Includes share of associated undertakings/joint ventures (March 31, 2008 €1m charge; March 31, 2007 nil) and profit on disposal of property (March 31, 2008 €33m; March 31, 2007 €87m).

Financial year ended March 31, 2008 compared to financial year ended March 31, 2007

Retail Republic of Ireland PBT of €749 million for the year to March 31, 2008, compares to €785 million for the prior year. The comparison of divisional performance is affected by the prior year disposals of property. This year’s result includes €33m in relation to the disposal of property, compared to €87 million in the prior year. Apart from these property disposals, Retail Republic of Ireland delivered PBT growth of 3% from €698 million to €716 million, in the year ended March 31, 2008.

Total operating income grew by 6% while total operating expenses also rose by 6%.

Net interest income increased by 9% with the impact of strong volume growth being partially offset by a lower net interest margin due to, loans growing faster than deposits, the impact of competition on residential mortgage margins and higher funding costs partly offset by improved resource margins.

Our strong position in the Business Banking market was reflected in robust book growth of 16% in the year ended March 31, 2008. A weaker residential property market led to a significant slowdown in mortgage demand as the year progressed; nevertheless the mortgage book grew by 9% in the year ended March 31, 2008.

Other income fell by 3% principally due to lower profits on property disposals. Excluding the impact of the profit on disposal of property other income increased 10%, driven mainly by growth in credit card activity together with the benefit from the disposal of Mastercard shares which accounted for 2 percentage points of this increase.

Operating expenses grew by 6% year on year driven by salary and general inflation together with business growth, partially offset by efficiency gains — cost / income ratio remained constant at 52%.

The impairment loss charge was €146 million (28bps of average loans) for the year ended March 31, 2008 compared to €63 million or 14bps for the year ended March 31, 2007. The impairment charge of 28bps remains within the 10 year range to March 31, 2007 of 14bps to 31bps for the Division. 50% of the increase in the impairment charge relates to a very small number of specific cases, while the balance is broadly based reflecting the impact of higher interest rates and the overall slowdown in the level of economic activity.

Financial year ended March 31, 2007 compared to financial year ended March 31, 2006

Retail Republic of Ireland delivered an excellent performance for the year to March 31, 2007 with PBT growth of 43%. Performance in the year to March 31, 2007, was not directly comparable to the prior year as the performance includes realised profits of €87 million relating to the disposal of property in the year ended March 31, 2007. Adjusted for the impact of this item, PBT was up 27%.

Net interest income increased by 17% driven by strong volume growth and a further reduction in the rate of margin attrition. The rate of margin attrition was considerably less than in prior years as the returns achieved on customer resources improved in a rising interest rate environment. Loan growth year on year was an excellent 25%. Loan book growth in Business Banking was particularly strong at 33% reflecting our continuing focus on increasing our share of this high growth sector. Through our advice — led products, distribution capability and service focus we maintained our leading position in mortgages with book growth of 22%, in line with the market. Rising interest rates contributed to slowing of new business volumes in the residential property market. Personal lending showed strong growth of 19%. Resources growth was 11% having slowed towards the year end in line with the market.

Other income was up 30%. Excluding the impact of the profit on disposal on property noted above, other income was up 6%. Substantial growth in credit card income and Private Banking fees offset a reduction in current account fee income associated with our personal current account free banking offer.

Asset quality was excellent across our retail business. The impairment losses on loans and advances were €63 million or 14bps as a percentage of average advances. This compares to €54 million or 15bps for March 2006.

Bank of Ireland Life

	March 31, 2008	March 31, 2007	March 31, 2006
		(in € millions)

Profit before tax	48	167	203

Financial year ended March 31, 2008 compared to financial year ended March 31, 2007

Profit before tax in Bank of Ireland Life, the Group’s Life and Pension business decreased to €48 million in the year to March 31, 2008 from €167 million in the prior year.

The year on year comparison is directly impacted by a charge relating to the lower gross up of policyholder tax in the current year of €60 million compared to a credit of €19 million in the prior year. Also the outturn for March 31, 2008 includes an investment variance charge of €50 million compared to a credit of €2 million in the prior year. Furthermore, consistent with increases in long term bond yields, the discount rate applied to future cash flows was increased by 0.5% to 8% in the year ended March 31, 2008; this negative impact has been significantly offset by an increase of 0.75% to 6.25% in the future growth rate assumption on unit linked assets, resulting in a net loss of €6 million.

Financial year ended March 31, 2007 compared to financial year ended March 31, 2006

Profit before tax in Bank of Ireland Life, the Group’s Life and Pension business, decreased by €36 million from €203 million to €167 million. The year on year comparison was impacted by the lower gross up of policyholder tax in the year to March 31, 2007, of €19 million compared to €69 million in the previous year, and the lower positive investment variance of €2 million compared to €17 million in the previous year. There was no change in the risk discount rate (the rate at which we discount future insurance liabilities) in the year ended March 31, 2007 compared to the reduction of 0.5% to 7.5% which increased operating profits by €4 million in the prior year.

Bank of Ireland Life achieved growth in sales in the year to March 31, 2007, of 27% on an annual premium equivalent basis. Growth in single premium business was 46%.

Capital Markets

Our Capital Markets Division comprises Corporate Banking, Global Markets, Asset Management and IBI Corporate Finance.

Capital Markets: Income Statement

	March 31, 2008	March 31, 2007	March 31, 2006
		(in € millions)

Net interest income	1,030	671	461
Other income*	90	378	458

Total operating income	1,120	1,049	919
Total operating expenses	(416)	(456)	(425)
Impairment losses on loans and advances	(53)	(21)	(23)

Profit before tax	651	572	471

*	Includes share of associated undertakings/joint ventures (March 31, 2008 nil; March 31, 2007 €1 million charge).

Financial year ended March 31, 2008 compared to financial year ended March 31, 2007

PBT increased by 14% to €651 million for the year ended March 31, 2008. The Divisional performance for the year ended March 31, 2008 is not directly comparable with the year ended March 31, 2007 as the disposal of Davy in October 2006 impacts the year on year analysis; excluding the impact of Davy disposal PBT grew by 21% year on year.

Total operating income was 7% higher in the year ended March 31, 2008. Excluding the impact of the Davy disposal, total operating income grew by 17% to €1,120 million driven by strong lending volume growth in Corporate Banking and an excellent performance in our Global Markets business.

Net interest income grew by 54% while other income fell by 76%. However the year on year percentages for net interest income and ‘other income’ are impacted by IFRS income classifications between net interest income and ‘other income’. Excluding the impact of both of these income classifications, net interest income increased by 27% and ‘other income’ increased by 4%. The growth in net interest income was driven by strong volume growth and improved margins reflecting the mix of the loan book and improved pricing for risk in a number of loan portfolios. ‘Other income’ growth was impacted by lower assets under management in Asset Management Services.

Total operating expenses decreased by 9% to €416 million; excluding the impact of the Davy disposal, operating expenses grew by 6%, the main drivers of growth being investment costs 1%, volume related growth 3% and inflation 2%.

Asset quality remains excellent with an impairment loss charge of €53 million or 21bps of average loans (€7 million or 3 bps excluding the €46 million or 18bps impairment charge relating to SIVs), compared to €21 million or 10bps at March 31, 2007 and within the 10 year range to March 31, 2007 of 5bps to 26bps for the Division. We saw a significant improvement in the quality of the book with a lower level of specific cases requiring provision in the year ended March 31, 2008 compared to the prior year.

Corporate Banking has maintained its strong momentum with profit growth of 13% for the year ended March 31, 2008. The loan book increased by 22% between March 31, 2007 and March 31, 2008 across a broad range of portfolios.

Global Markets delivers a comprehensive range of risk management products to the Group’s customer base and acts as treasurer for the Group. Profit for the year ended March 31, 2008 increased by 54%. The performance of our markets/trading teams has been very strong in volatile market conditions and the result for the year has been positively impacted by above normal levels of trading profits of €30 million; the results also include a credit of €25 million arising from the widening in the credit spread of the Group’s structured liabilities. Excluding these items, Global Markets profit before tax increased by 15% to €166 million.

Our Asset Management businesses comprises Bank of Ireland Asset Management (BIAM), Bank of Ireland Securities Services (BoISS), Iridian Asset Management, Guggenheim Advisors (71.5%) and the 50% joint venture we established with private equity firm Paul Capital Partners in June 2006, Paul Capital Investments. Asset Management Services PBT for the year ended March 31, 2008 was €66 million, which is in line with the year ended March 31, 2007. Our fund administration business continued to drive strong growth in its niche activities while assets under management in BIAM are €33 billion at March 31, 2008 compared to €44 billion at March 31, 2007 — weakness in global equity markets contributed significantly to this reduction.

Financial year ended March 31, 2007 compared to financial year ended March 31, 2006

Capital Markets delivered an excellent performance for the year to March 2007 with PBT growth of 21%. The Divisional performance during the period is not directly comparable with the prior period as the disposal of Davy in October 2006, the acquisition of Guggenheim Advisors in January 2006 and the establishment of our joint venture with Paul Capital Partners in June 2006 impacted on the year on year analysis of income and cost growth.

Total operating income rose by 14% to €1,049 million for the year to March 31, 2007. Excluding the trading impact of acquisitions and disposals, other income streams included €123 million of income in the year to March 31, 2007 and €146 million in the year to March 31, 2006, total operating income increased by 20% driven by strong lending volumes, higher margins and significant loan arrangement fee income in Corporate Banking.

The growth in net interest income and other income was affected by the trading impact of acquisitions and disposals as outlined above. In addition, the classification of certain income between interest expense and other income under IFRS which relates to the designation of certain financial instruments under the fair value option resulted in higher net interest income with a corresponding reduction in other income of €102 million in the year to March 31, 2007 compared to higher net interest income with a corresponding reduction in other income of €38 million in the year to March 31, 2006. Excluding both of these factors, net interest income grew by 35% and other income grew by 2%.

The 35% growth in net interest income was driven by a 22% increase in average loans and improved margins in Corporate Banking reflecting changes in the mix of the loan book. Strong growth in arrangement fees in Corporate Banking was offset by the reduced revenues from Asset Management resulting in other income growth of 2%.

Total operating expenses increased by 7% to €456 million. The growth in costs is affected by the trading impact of acquisitions and disposals as noted above, as operating expenses includes €91 million in the year to March 31, 2007 and €102 million in the year to March 31, 2006 related to these businesses. Excluding the trading impact of acquisitions and disposals, total operating expenses increased by 13%. There were three main drivers of operating expenses within the Division; investment costs, staff related costs and compliance costs. Investment costs in Corporate Banking and Global Markets added 3% to total cost growth with the continued expansion of our activities in the UK, the US, and Continental Europe. Increased staff costs across the Division arising from salary inflation and performance related pay added 6% to total operating expenses. Compliance costs arising from requirements under Basel II, Sarbanes-Oxley and the new Liquidity regime added a further 1% to the operating costs of the Division. The remaining 3% was driven by volume related growth and inflation.

Credit quality was excellent with impairment losses on loans and advances of €21 million or 9bps when expressed as a percentage of the average loans. This compares to €23 million or 12bps in the prior year.

Corporate Banking delivered particularly strong profit growth of 56% for the year. This excellent performance was driven by strong lending growth, improved net interest margin arising from a change in lending mix, an exceptionally benign credit environment and loan loss recoveries of €26 million. While we continued to invest in our Corporate Banking activities during the year, income increased significantly more than costs resulting in a strong cost / income jaws performance.

Global Markets profit for the year increased by 7% reflecting a strong performance in our customer businesses globally and a very satisfactory performance overall given the challenging trading conditions that existed with interest rates increasing in the three major economies in which we operate.

In our Asset Management businesses profit before tax for the year to March 31, 2007 was €66 million, a decrease of 22% over the prior year. Fund outflows from BIAM have slowed with funds under management at the year end of €43.7 billion compared to €45.1 billion at March 31, 2006.

UK Financial Services (UKFS)
(£ Sterling)

UK Financial Services (UKFS) incorporates Business Banking, our Mortgage business and our Consumer Financial Services joint ventures with the UK Post Office.

UK Financial Services: Income Statement

	March 31, 2008	March 31, 2007	March 31, 2006
		(in Stg£ millions)

Net interest income	602	531	493
Other income*	153	122	211

Total operating income	755	653	704
Total operating expenses	(379)	(337)	(329)
Impairment losses on loans and advances	(23)	(13)	(17)

Profit before tax	353	303	358

Profit before tax (euro equivalent)	495	447	525

*	Includes share of associates/joint ventures after tax (March 31, 2008 Stg£34 million; March 31, 2007 Stg£30 million) and profit on disposal of property (March 31, 2008 Stg£4 million; March 31, 2007 nil)

The exchange rate applied by the Group in converting the above Sterling amounts to euro for the purposes of preparing the consolidated financial statements was 0.7116 to March 31, 2008, 0.6783 to March 31, 2007 and 0.6826 to March 31, 2006.

Financial year ended March 31, 2008 compared to financial year ended March 31, 2007

UK Financial Services (UKFS) Division, delivered a strong performance during the year ended March 31, 2008 building on the momentum shown in the year ended March 31, 2007. PBT increased by 17% to Stg£353 million (12% on a euro equivalent basis).

Total operating income grew by 16% to Stg£755 million for the year ended March 31, 2008. Net interest income grew by 13% and ‘other income’ by 25%. Net interest income growth was due to volume growth for both customer loans and deposits which increased by 19% and 21% respectively partially offset by the impact of higher funding costs. Growth in ‘other income’ was driven by the performance in our joint ventures with the UK Post Office with higher fee income from the increased sales and renewals of insurance products in Post Office Financial Services (POFS) and higher profits in First Rate Exchange Services (FRES).

Operating expenses increased by 12% to Stg£379 million for the year ended March 31, 2008 driven by volume related expenses across the Division together with higher regulatory, corporate restructuring and compliance costs. Further efficiency gains reduced the year on year cost / income ratio from 52% to 50%.

Asset quality continued to be strong. From a historically low level, the impairment loss charge increased from Stg£13 million (4bps) in the year ended March 31, 2007 to Stg£23 million (6bps) of average loans in the year ended March 31, 2008. This is within the 10 year range to March 31, 2007 of -3bps to 16bps for the Division. The impairment charge on residential mortgages remained negligible. Some grade degradation was evident in Business Banking as a result of weakness in the property sector.

Business Banking’s profit before tax increased by 21% reflecting the benefits from our investment in building a high performing team of business bankers. Volume growth was strong with loan book growth of 27% and deposit growth of 14%. Loan margins remained stable in an environment of increased funding costs as the costs have been substantially passed to customers. Asset quality continued to be strong with an impairment loss charge of 13bps compared to 9bps in the prior year reflecting the slowing economic environment in the UK and the softening trend in the UK property market.

The Mortgage business delivered a similar profit before tax in the year ended March 31, 2008, to the performance in the year ended March 31, 2007. There are a number of factors influencing this outcome including competitor activity which impacted negatively on volume and margin in the first half of the year and higher funding costs which emerged in the second half of the year.

The mortgage market changed significantly in the second half of our financial year as a number of providers exited the market as a result of funding constraints arising from the market dislocation. Notwithstanding the slowdown in the overall market due to generally lower house prices, we experienced greater demand for our mortgage products. In addition, we achieved significantly higher pricing on our mortgage products not only covering the higher cost of funding but also improving the economics of new mortgage business flows. The residential mortgage book increased by 14% to Stg£27 billion at March 31, 2008 reflecting significant growth in the final quarter of the fiscal year, with strong growth in the buy to let and standard business being partially offset by more moderate growth in self certified business. Credit performance remains strong with arrears levels significantly below the industry average and the impairment charge for mortgages at 2bps for the year ended March 31, 2008 compared to 1bp for the year ended March 31, 2007.

Consumer Financial Services, our joint ventures with the UK Post Office, delivered a very strong performance with profits almost doubling. POFS has made good progress with customer numbers increasing to 1.4 million at March 31, 2008. Total deposits in POFS were Stg£3.3 billion at March 31, 2008. Policy renewals on insurance products and retentions after the initial incentive period on savings accounts are both in line with industry leading levels demonstrating the strong loyalty and affinity with the Post Office brand. FRES, the joint venture with the UK Post Office for the provision of foreign exchange services, delivered profit after tax growth of 13%, as a result of strong margin management and a 5% increase in sales.

Division Centre reported a net loss for the year ended March 31, 2008 driven by costs associated with completing the corporate restructuring of Bristol & West.

Financial year ended March 31, 2007 compared to financial year ended March 31, 2006

Profit before tax for the year to March 31, 2007 decreased by 15% to Stg£303 million, a decrease of Stg£55 million. This performance was not directly comparable to the prior year as realised profits from the disposal of the Bristol & West branch network of Stg£120 million are included in the year to March 31, 2006. Adjusted for this item, profit before tax for the year to March 31, 2007 increased by 27%.

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

The growth in net interest income and other income was affected by the trading impact of the disposal of the Bristol & West branch network as outlined above, as income streams includes Stg£21 million of income in the year to March 31, 2006 (net interest income Stg£13 million; other income Stg£8 million) prior to disposal. In addition, the classification of certain income between interest expense and other income under IFRS which relates to the designation of certain financial instruments under the fair value option resulted in higher net interest income with a corresponding reduction in other income of Stg£10 million in the year to March 31, 2007 compared to higher net interest income with a corresponding reduction in other income of Stg£32 million in the year to March 31, 2006. Excluding both of these factors, net interest income grew by 16% and other income grew by 16%.

Net interest income growth was due to strong volume growth for both lending up 18%, and resources up 47%. Competitive dynamics and increases in UK interest rates resulted in margin attrition during the year, especially in the standard mortgage market. Within the mortgage book there was stronger growth in the specialist sectors and this has helped overall margins. In addition, lending margins in business banking were stable especially in the second half of the year. Other income growth was primarily driven by strong customer acquisition and industry leading renewal levels in POFS in both car and home insurance.

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

The performance of Business Banking was exceptionally strong with profit before tax increasing by 37% on the back of 34% increase in the loan book year on year. Total operating income and costs grew by 22% and 13% respectively.

The Group’s share of FRES after tax profit increased by 7% to Stg£30 million which was a satisfactory performance in very challenging trading conditions within the travel market throughout the year. The start-up losses in this venture continued to decline, down to Stg£8 million in the year to March 2007 compared to a loss of Stg£22 million in the prior year and encouragingly the business delivered a break-even result for the second half of 2006 / 2007.

Group Centre

Financial year ended March 31, 2008 compared to financial year ended March 31, 2007

Group Centre, which comprises earnings on surplus capital, unallocated support costs and some smaller business units, had a net loss of €10 million in the year ended March 31, 2008, compared to a net loss of €13 million in the year ended March 31, 2007. Year on year comparison is directly affected by the following items:

Profit on disposal of business activities (2008: nil, 2007: €233 million credit), deregulation on consolidation of investment return on treasury shares held by BoI Life for policyholders (2008: €189 million credit, 2007: €68 million charge), hedge ineffectiveness on transition to IFRS (2008: €6 million charge, 2007: €2 million charge), gain on the sale of Bank of Ireland Head Office (2008: nil, 2007: €32 million credit), and costs associated with restructuring programmes (2008: €17 million charge, 2007: €49 million charge).

Adjusted for these items, the net cost for Group Centre increased by €17 million to €176 million in the year to March 31, 2008. The key drivers behind the higher net loss were increased funding costs due to the market dislocation and the cost of additional subordinated debt capital raised during the financial year partly offset by lower costs particularly from reduced compliance spend resulting from the implementation of the Basel II and Sarbanes Oxley Programmes.

Financial year ended March 31, 2007 compared to financial year ended March 31, 2006

Group Centre had a net cost of €13 million in the year to March 31, 2007, compared to a net cost of €225 million in the year to March 31, 2006. This performance was affected by the following items:

Profit on disposal of business activities (March 31, 2007: €233 million), derecognition on consolidation of investment return on treasury shares held by BoI Life for policyholders (March 31, 2007: (€68 million), March 31, 2006: (€75 million)), hedge ineffectiveness on transition to IFRS (March 31, 2007: (€2 million), March 31, 2006: (€7 million)), gain on the sale of Bank of Ireland Head Office (March 31, 2007: €32 million), and costs associated with restructuring programmes (March 31, 2007: (€49 million); March 31, 2006: (€32 million)).

Adjusted for these items, the net cost for the Group Centre increased by €48 million over the year to March 31, 2006. The key drivers behind the increase in net cost were increased compliance expenditure €25 million, higher funding cost on debt raised €15 million and a one-off Government led social finance contribution €6 million.

AVERAGE BALANCE SHEET AND INTEREST RATES

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for each of the three years ended March 31, 2008. The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group.

	2008			2007			2006
	Average			Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(in € millions)%			(in € millions)%			(in € millions)%

ASSETS
Loans and advances to banks
Domestic offices	5,936	230	3.9	7,625	259	3.4	9,268	226	2.4
Foreign offices	1,360	93	6.8	726	33	4.5	238	12	5.0
Loans and advances to customers(1)
Domestic offices	75,090	4,668	6.2	62,574	3,354	5.4	49,969	2,309	4.6
Foreign offices	59,179	3,796	6.4	53,133	3,140	5.9	43,106	2,464	5.7
Central government and other eligible bills
Domestic offices	10	—	3.9	10	—	3.4	126	—	0.8
Foreign offices	—	—	—	—	—	—	—	—	—
Available for sale financial assets
Domestic offices	32,932	1,579	4.8	30,368	1,283	4.2	24,380	869	3.6
Foreign offices	424	25	5.9	1,414	59	4.2	1,518	64	4.2
Other financial assets at fair value through profit or loss
Domestic offices	24	—	—	29	—	—	152	—	—
Foreign offices	228	—	—	276	—	—	232	—	—
Other	—	6	—	—	9	—	—	10	—

Total interest-earning assets	175,183	10,397	5.9	156,155	8,137	5.2	128,989	5,954	4.6

Domestic offices	113,992	6,477	5.7	100,606	4,896	4.9	83,895	3,404	4.1
Foreign offices	61,191	3,914	6.4	55,549	3,232	5.8	45,094	2,540	5.7
Other	—	6	—	—	9	—	—	10	—

	175,183	10,397	5.9	156,155	8,137	5.2	128,989	5,954	4.6
Allowance for impairment losses	(498)	—	—	(391)	—	—	(341)	—	—
Non interest earning assets(3)	24,726	—	—	22,146	—	—	18,615	—	—

Total assets	199,411	10,397	5.2	177,910	8,137	4.6	147,263	5,954	4.1

Percentage of assets applicable to foreign activities	30.6%			31.2%			31.8%

AVERAGE BALANCE SHEET AND INTEREST RATES (continued)

	2008			2007			2006
	Average			Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(in € millions)%			(in € millions)%			(in € millions)%

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits by banks(2)
Domestic offices	7,995	263	3.3	12,526	294	2.3	15,840	364	2.3
Foreign offices	10,761	577	5.4	15,318	772	5.0	10,878	534	4.9
Customer accounts
Domestic offices	33,601	1,229	3.7	31,389	880	2.8	28,178	560	2.0
Foreign offices	30,287	1,579	5.2	25,331	1,129	4.5	20,579	839	4.1
Debt securities in issue
Domestic offices	49,627	2,351	4.7	36,214	1,609	4.4	23,800	827	3.5
Foreign offices	11,586	697	6.0	6,914	326	4.7	6,393	301	4.7
Subordinated liabilities
Domestic offices	4,472	226	5.1	3,722	167	4.5	2,955	120	4.1
Foreign offices	3,515	229	6.5	3,357	214	6.4	2,284	137	6.0
Other	—	(17)	—	—	(11)	—	—	(35)	—

Total interest bearing liabilities	151,844	7,134	4.7	134,771	5,380	4.0	110,907	3,647	3.3

Domestic offices	95,695	4,069	4.3	83,851	2,950	3.5	70,773	1,871	2.6
Foreign offices	56,149	3,082	5.5	50,920	2,441	4.8	40,134	1,811	4.5
Other	—	(17)	—	—	(11)	—	—	(35)	—

Non interest bearing liabilities	151,844	7,134	4.7	134,771	5,380	4.0	110,907	3,647	3.3
Current accounts	12,533	—	—	11,958	—	—	10,578	—	—
Other non interest bearing liabilities(3)	28,084	—	—	25,069	—	—	20,987	—	—
Stockholders’ equity	6,950	—	—	6,112	—	—	4,791	—	—

Total liabilities and stockholders’ equity	199,411	7,134	3.6	177,910	5,380	3.0	147,263	3,647	2.5

Percentage of liabilities applicable to foreign activities	28.2%			28.6%			31.8%

(1)	Loans to customers include non-accrual loans and loans classified as impaired loans. The Group applies hedge accounting on a macro cash flow basis to the total balance sheet. The outcome of this activity has been allocated between domestic and foreign loans and advances to customers as appropriate.

(2)	The deposits by banks domestic and foreign balance and interest lines above have been adjusted to correct for inter-jurisdictional funding items that arise through normal business activities, to give a more meaningful picture of the Group’s domestic and foreign activities.

(3)	The balance sheets of the life assurance companies have been consolidated and are reflected under ’non interest earning assets’ and ’other non interest bearing liabilities’.

Change in Net Interest Income — Volume and Rate Analysis

The following table allocates changes in net interest income between volume and rate for 2008 compared to 2007 and for 2007 compared to 2006. Volume and rate variances have been calculated based on movements in average balances over the period and changes in average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated rateably to volume and rate.

	2008 over 2007			2007 over 2006
	Increase/(Decrease) due to change in
	Average	Average	Net	Average	Average	Net
	Volume	Rate	Change	Volume	Rate	Change
	(in € millions)

INTEREST EARNING ASSETS
Loans to and advances to banks
Domestic offices	(62)	33	(29)	(45)	78	33
Foreign offices	38	22	60	22	(1)	21
Loans and advances to customers
Domestic offices	730	584	1,314	640	405	1,045
Foreign offices	375	281	656	590	86	676
Central government and other eligible bills
Domestic offices	—	—	—	—	—	—
Foreign offices	—	—	—	—	—	—
Available for sale financial assets
Domestic offices	114	182	296	236	178	414
Foreign offices	(52)	18	(34)	(4)	(1)	(5)
Other financial assets at fair value through profit or loss
Domestic offices	—	—	—	—	—	—
Foreign offices	—	—	—	—	—	—
Other	—	(3)	(3)	—	(1)	(1)

Total interest income	1,143	1,117	2,260	1,439	744	2,183

INTEREST BEARING LIABILITIES Deposits by banks
Domestic offices	(127)	96	(31)	(78)	8	(70)
Foreign offices	(242)	47	(195)	223	15	238
Customer accounts
Domestic offices	66	283	349	70	250	320
Foreign offices	241	209	450	207	83	290
Debt securities in issue
Domestic offices	629	113	742	510	272	782
Foreign offices	263	108	371	25	—	25
Subordinated liabilities
Domestic offices	36	23	59	33	14	47
Foreign offices	10	5	15	68	9	77
Other	—	(6)	(6)	—	24	24

Total interest expense	876	878	1,754	1,058	675	1,733

Total change in net interest income	267	239	506	381	69	450

DESCRIPTION OF ASSETS AND LIABILITIES

The following sections provide information relating to the assets and liabilities of the Bank of Ireland Group.

Assets

Loan Portfolio

The Bank of Ireland Group’s loan portfolio comprises of loans to customers (including overdrafts) and instalment credit and finance lease receivables.

The Group provides mortgage loans for house purchases as well as home improvement loans and secured personal loans to existing mortgage customers. The Group has a wide range of home mortgage loan products including amortising, interest only and endowment loans. Interest on mortgage loans is typically at a floating rate but the Group also makes some fixed rate loans.

At March 31, 2008, residential mortgages accounted for 45% of the Group’s total loan portfolio and construction and property accounted for 26% of the Group’s total loan portfolio. No other industry classification accounts for more than 10% of the Group’s total loan portfolio.

Total loans and advances to customers

The following tables set forth the Bank of Ireland Group’s total loans and advances to customers at March 31 for each of the five years ended March 31, 2008. Table 1 details the loans and advances using data prepared in accordance with IFRS for the years ended March 31 2008, 2007, 2006 and 2005, while Table 2 details the loans and advances using data prepared in accordance with Irish GAAP information for the year ended March 31, 2004.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

Table 1

	At March 31,
	2008	2007	2006	2005
	IFRS	IFRS	IFRS	IFRS
	(in € millions)

Ireland
Personal
— residential mortgages	26,696	24,634	19,827	15,686
— other lending	6,589	6,146	5,212	4,538
Construction and property	20,313	16,305	10,726	8,051
Business and other services	9,032	6,284	6,043	4,157
Manufacturing	5,727	5,446	4,749	4,159
Distribution	3,726	3,305	2,979	2,239
Transport	1,860	1,829	1,168	982
Financial	1,720	2,381	1,675	1,399
Agriculture	1,379	1,300	1,160	1,145
Energy	1,131	889	485	476

Total Ireland	78,173	68,519	54,024	42,832

United Kingdom
Personal
— residential mortgages	34,064	35,053	31,168	25,636
— other lending	2,820	2,808	2,352	1,842
Construction and property	15,173	13,374	9,639	6,470
Business and other services	2,905	2,910	2,198	1,746
Manufacturing	1,236	1,183	842	657
Distribution	566	514	283	186
Transport	315	319	292	293
Financial	295	353	430	237
Agriculture	113	105	69	67
Energy	112	83	48	61

Total United Kingdom	57,599	56,702	47,321	37,195

Other
Personal
— residential mortgages	1	2	3	17
— other lending	—	—	—	3
Construction and property	110	16	13	14
Business and other services	111	46	71	8
Manufacturing	126	46	101	86
Distribution	6	6	12	—
Transport	64	—	—	—
Financial	144	139	60	—
Agriculture	—	—	—	—
Energy	—	—	—	—

Total Other	562	255	260	128

Gross loans and advances to customers	136,334	125,476	101,605	80,155
Allowance for loan losses	(596)	(428)	(359)	(319)

Total	135,738	125,048	101,246	79,836

Total loans to customers (continued)

Table 2

At March 31,
2004
Irish GAAP
(in € millions)

Ireland
Personal
— residential mortgages	12,360
— other lending	3,614
Construction and property	6,111
Business and other services	3,145
Manufacturing	3,517
Distribution	1,575
Transport	954
Financial	1,311
Agriculture	1,134
Energy	485

Total Ireland	34,206

United Kingdom
Personal
— residential mortgages	24,060
— other lending	1,471
Construction and property	4,697
Business and other services	1,371
Manufacturing	1,275
Distribution	203
Transport	337
Financial	173
Agriculture	69
Energy	63

Total United Kingdom	33,719

Other
Personal
— residential mortgages	13
— other lending	3
Construction and property	5
Business and other services	4
Manufacturing	62
Distribution	—
Transport	—
Financial	—
Agriculture	—
Energy	—

Total Other	87

Gross loans and advances to customers	68,012
Allowance for loan losses	(472)

Total	67,540

Total loans to customers (%)

The following tables set forth the percentage of total loans to customers represented by each category of loan at March 31 for each of the five years ended March 31, 2008. Table 1 details the percentage using data prepared in accordance with IFRS for the years ended March 31 2008, 2007, 2006 and 2005, while Table 2 details the percentage using data prepared in accordance with Irish GAAP information for the year ended March 31, 2004.

Table 1

	At March 31,
	2008	2007	2006	2005
	IFRS	IFRS	IFRS	IFRS
	(%)	(%)	(%)	(%)

Ireland
Personal
— residential mortgages	19.6	19.6	19.5	19.6
— other lending	4.8	4.9	5.1	5.7
Construction and property	14.9	13.0	10.6	10.0
Business and other services	6.6	5.0	6.0	5.2
Manufacturing	4.2	4.3	4.7	5.2
Distribution	2.7	2.6	2.9	2.8
Transport	1.4	1.5	1.1	1.2
Financial	1.3	2.0	1.7	1.7
Agriculture	1.0	1.0	1.1	1.4
Energy	0.8	0.7	0.5	0.6

Total Ireland	57.3	54.6	53.2	53.4

United Kingdom
Personal
— residential mortgages	25.0	27.9	30.7	32.0
— other lending	2.1	2.2	2.3	2.3
Construction and property	11.1	10.7	9.5	8.1
Business and other services	2.1	2.3	2.2	2.2
Manufacturing	0.9	0.9	0.8	0.8
Distribution	0.4	0.4	0.3	0.2
Transport	0.2	0.3	0.3	0.4
Financial	0.2	0.3	0.4	0.3
Agriculture	0.1	0.1	0.1	0.1
Energy	0.1	0.1	0.0	0.1

Total United Kingdom	42.2	45.2	46.6	46.5

Other
Personal
— residential mortgages	—	—	—	—
— other lending	—	—	—	—
Construction and property	0.1	—	—	—
Business and other services	0.1	0.1	0.1	—
Manufacturing	0.1	—	0.1	0.1
Distribution	—	—	—	—
Transport	0.1	—	—	—
Financial	0.1	0.1	—	—
Agriculture	—	—	—	—
Energy	—	—	—	—

Total Other	0.5	0.2	0.2	0.1

Group total loan portfolio	100.0	100.0	100.0	100.0

Total loans to customers (%) (continued)

Table 2

At March 31,
2004
Irish GAAP
(%)

Ireland
Personal
— residential mortgages	18.2
— other lending	5.3
Construction and property	9.0
Business and other services	4.6
Manufacturing	5.2
Distribution	2.3
Transport	1.4
Financial	1.9
Agriculture	1.7
Energy	0.7

Total Ireland	50.3

United Kingdom
Personal
— residential mortgages	35.4
— other lending	2.2
Construction and property	6.9
Business and other services	2.0
Manufacturing	1.9
Distribution	0.3
Transport	0.5
Financial	0.2
Agriculture	0.1
Energy	0.1

Total United Kingdom	49.6

Other
Personal	—
— residential mortgages	—
— other lending	—
Construction and property	—
Business and other services	—
Manufacturing	0.1
Distribution	—
Transport	—
Financial	—
Agriculture	—
Energy	—

Total Other	0.1

Group total loan portfolio	100.0

Analysis of Loans to Customers by Maturity and Interest Rate Sensitivity

The following tables analyse loans by maturity and interest rate sensitivity. Overdrafts, which represent a significant proportion of the portfolio, are classified as repayable within one year. Approximately 12.4% of the Bank of Ireland Group’s loan portfolio at March 31, 2008 was provided on a fixed rate basis. Fixed-rate loans are defined as those loans for which the interest rate is fixed for the full life of the loan. Variable-rate loans include some loans for which the interest rate is fixed for an initial period (e.g., some residential mortgages) but not for the full life of the loan. The interest rate exposure is managed by Global Markets within agreed policy parameters. See Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.

	As at March 31, 2008
		After 1 year
	Within	but within	After 5
	1 year	5 years	years	Total
	(in € millions)

Ireland	14,854	23,516	39,803	78,173
United Kingdom	8,502	17,301	31,796	57,599
Other	40	164	358	562

Total loans by maturity	23,396	40,981	71,957	136,334

Fixed rate	3,868	8,631	4,359	16,858
Variable rate	19,528	32,350	67,598	119,476

Total loans by maturity	23,396	40,981	71,957	136,334

The following table sets forth an analysis of loans by maturity within each classification as at March 31, 2008.

	As at March 31, 2008
		After 1 year
	Within	but within	After 5
	1 year	5 years	years	Total
	(in € millions)

Ireland
Personal
— residential mortgages	1,124	3,674	21,898	26,696
— other lending	2,638	2,093	1,858	6,589
Construction and property	6,365	8,265	5,683	20,313
Business and other services	1,547	3,106	4,379	9,032
Manufacturing	810	3,007	1,910	5,727
Distribution	1,122	1,182	1,422	3,726
Transport	205	818	837	1,860
Financial	371	623	726	1,720
Agriculture	510	398	471	1,379
Energy	162	350	619	1,131

Total Ireland	14,854	23,516	39,803	78,173

United Kingdom
Personal
— residential mortgages	1,741	6,814	25,509	34,064
— other lending	1,472	1,020	328	2,820
Construction and property	3,724	7,080	4,369	15,173
Business and other services	645	1,081	1,179	2,905
Manufacturing	456	629	151	1,236
Distribution	160	321	85	566
Transport	108	146	61	315
Financial	105	122	68	295
Agriculture	54	43	16	113
Energy	37	45	30	112

Total UK	8,502	17,301	31,796	57,599

Other
Personal
— residential mortgages	—	—	1	1
Construction and property	20	74	16	110
Business and other services	2	28	81	111
Manufacturing	4	32	90	126
Distribution	—	1	5	6
Transport	—	2	62	64
Financial	14	27	103	144

Total Other	40	164	358	562

Group total loan portfolio	23,396	40,981	71,957	136,334

Movement in the Allowance for Loan Losses

The Group’s loan loss experience in recent years has been satisfactory and asset quality remains strong, underpinned by a prudent risk appetite, strong underwriting skills and proactive portfolio management. As expected, against a backdrop of slowing economic activity, the impairment loss charge for the year has increased from a historically low level in the year to March 31, 2007.

From mid-2007, credit concerns globally led to significant financial markets volatility, funding constraints and a slowdown in economic activity. The increase in impaired loans and the higher impairment loss charge reflect the dislocation in the credit markets, the impact of a slowing economic environment in Ireland and the UK and softening in the residential property sector, with consequent loan grade deterioration and a reversion towards a more normalised level of impairment loss charge following an historically low charge in the previous period. The Group’s minimal exposure to assets affected by market dislocation (Structured Investment Vehicles (SIVs), Collateralised Debt Obligations (CDOs) and Monoline Insurers (primarily through wrapped products)), the rigorous approach to management of balances in arrears and early intervention and proactive management of problem accounts remain a key risk mitigant for the Group and contribute to the satisfactory outcome.

The Group’s impairment provisioning methodologies are compliant with International Financial Reporting Standards (IFRS). International Accounting Standard (IAS) 39 requires that an incurred loss approach be taken to impairment provisioning. All credit exposures, either individually or collectively, are regularly reviewed for objective evidence of impairment; where such evidence of impairment exists, the exposure is measured for an impairment provision. Specific provisions are created where a shortfall is expected between the amount of the Group’s exposure and the likely recoverable amount. Impairment provisions are also recognised for potential losses not specifically identified but which, experience and observable data indicate, are present in the portfolio at the date of assessment. These are described as Incurred but not Reported (IBNR) provisions.

Impaired loans increased from €679 million at March 31, 2007 to €1,062 million at March 31, 2008, or from 54bps to 78bps of total loans, remaining below the 10 year average to March 31, 2007 of 96bps for the Group. As at March 31, 2008, the Group reclassified those loans which are past due more than 90 days on which it does not expect to incur a loss, from impaired loans and has restated prior year figures accordingly. A satisfactory level of loan loss allowances is maintained, with a coverage ratio of 56% against impaired loans at March 31, 2008, compared with a ratio of 63% at March 31, 2007. The Group impairment loss charge for the year ended March 31, 2008 was €227 million (or 17bps, when expressed as a percentage of average loans and advances to customers), compared with an impairment loss charge of €103 million (or 12bps) in the previous year.

Movement in the Allowance for Loan Losses

The following tables present information regarding the movement in impairment for loan losses in each of the five years ended March 31, 2008. Table 1 details the movement using data prepared in accordance with IFRS for the years ended March 31, 2008, 2007, 2006 and 2005, and Table 2 details the movement using data prepared in accordance with Irish GAAP information for the year ended March 31, 2004.

Table 1

	Financial year ended March 31,
	2008	2007	2006	2005
	IFRS	IFRS	IFRS	IFRS(1)
	Impairment	Impairment	Impairment	Impairment
	(in € millions)

Allowance at beginning of year	428.1	359.0	318.7	471.8
Total allowance	428.1	359.0	318.7	471.8
Exchange adjustments	(29.1)	0.7	0.6	(9.2)
Other Movements	—	(1.3)	—	—
Recovery of amounts previously charged off:
Ireland	10.1	16.8	19.6	19.5
United Kingdom	3.2	2.2	1.7	1.9

Total recovery of amounts previously charged off	13.3	19.0	21.3	21.4

Amounts charged off:
Ireland	(30.0)	(27.5)	(71.9)	(131.9)
United Kingdom	(12.7)	(25.2)	(13.1)	(12.6)

Total amounts charged off	(42.7)	(52.7)	(85.0)	(144.5)

Provision for impairment losses charged to income:
Ireland	171.3	77.4	73.5	86.6
United Kingdom	55.2	26.0	29.9	(7.4)

	226.5	103.4	103.4	79.2
Impairment loss write back	—	—	—	(100)

Allowance at end of year	596.1	428.1	359.0	318.7

Total allowance	596.1	428.1	359.0	318.7

(1) Figures presented in accordance with IFRS excluding IAS 32 and 39 and IFRS 4.

Movement in the Allowance for Loan Losses (continued)

Table 2

	For the
	financial year ended March 31,
	2004
	Irish GAAP
	Specific	General
	(in € millions)

Allowance at beginning of year	169.5	310.2
Total allowance	479.7

Exchange adjustments	1.3	5.9

Recovery of amounts previously charged off:
Ireland	12.3	—
United Kingdom	0.7	—

Total recovery of amounts previously charged off	13.0	—

Amounts charged off:
Ireland	(105.3)	—
United Kingdom	(9.3)	—

Total amounts charged off	(114.6)	—

Provision for loan losses charged to income:
Ireland	113.0	(29.7)
United Kingdom	8.6	(5.4)

	121.6	(35.1)

Allowance at end of year	190.8	281.0

Total allowance	471.8

Provisions and allowances for loan losses (%)

The following tables present additional information regarding provisions and allowances for loan losses for each of the five years ending March 31, 2008. Table 1 details the information using data prepared in accordance with IFRS for the years ended March 31, 2008, 2007, 2006 and 2005, and Table 2 details the information using data prepared in accordance with Irish GAAP information for the year ended March 31, 2004.

Table 1

	For the Financial Year Ended March 31,
	2008	2007	2006	2005
	IFRS	IFRS	IFRS	IFRS(1)
	(in € millions, except percentages)
	%	%	%

Allowance at end of year as a percentage of total loans to customers at end of year:
Ireland	0.64	0.50	0.53	0.64
United Kingdom	0.15	0.14	0.15	0.11

Total	0.44	0.34	0.35	0.40

Specific	0.32	0.23	0.23	0.23
IBNR	0.12	0.11	0.12	0.17

Total	0.44	0.34	0.35	0.40

Allowance at end of year as a percentage of impaired loans at end of year(2)
Ireland	63.72	63.56	61.65	100.52
United Kingdom	32.65	60.53	94.03	69.98

Total	56.16	62.97	66.12	95.05

Average loans to customers(3)	134,269	115,717	93,075	74,304
Provisions charged to income as a percentage of average loans to customers:
Specific	0.14	0.09	0.10	0.16
IBNR	0.03	—	0.01	(0.05)

Total	0.17	0.09	0.11	0.11

Net loans charged off as a percentage of average loans to customers	0.02	0.03	0.07	0.17

(1)	Figures presented in accordance with IFRS excluding IAS 32 and 39 and IFRS 4.

Provisions and allowances for loan losses (%) (continued)

Table 2

For the Financial Year
ended March 31
2004
Irish GAAP
(in € millions,
except percentages)
%

Allowance at end of year as a percentage of total loans to customers at end of year:
Ireland	0.92
United Kingdom	0.46

Total	0.69

Specific	0.28
General	0.41

Total	0.69

Allowance at end of year as a percentage of loans accounted for on a non-accrual basis at end of year(2):
Ireland	98.0
United Kingdom	293.2

Total	125.7

Average loans to customers(3)	62,129
Provisions charged to income as a percentage of average loans to customers:
Specific	0.20
General	(0.06)

Total	0.14

Net loans charged off as a percentage of average loans to customers	0.16

(2)	Prior to the implementation of IFRS accruing loans which were contractually past due 90 days or more as to principal or interest payments and loans which were ’troubled debt restructurings’ as defined in SFAS No. 15 ’ Accounting by Debtors and Creditors for Troubled Debt Restructuring’ were not included. The March 2008 calculation (56.16%) which is based on impaired loans does include non-home mortgage loans which are contractually past due 90 days or more as to principal or interest payments. The comparable figure for March 2007 is 62.97%.

(3)	Average loans include average interest earning and non-interest earning loans.

Loans charged off

The following tables provide information regarding loans charged off for each of the five years ended March 31, 2008. Table 1 details the information using data prepared in accordance with IFRS for the years ended March 31, 2008, 2007, 2006 and 2005, and Table 2 details the information using data prepared in accordance with Irish GAAP information for the year ended March 31, 2004.

Table 1

	At March 31,
	2008	2007	2006	2005
	IFRS	IFRS	IFRS	IFRS(1)
	(in € millions)

Ireland
Agriculture	0.9	1.3	2.0	3.6
Energy	—	—	—	7.7
Manufacturing	2.4	1.5	1.2	1.5
Construction and property	2.4	0.9	1.8	2.2
Distribution	1.1	0.7	2.9	2.0
Transport	—	—	—	—
Financial	—	—	—	—
Business and Other Services	14.0	6.6	20.7	47.2
Personal
— residential mortgages	0.1	—	—	—
— other lending	9.1	16.5	43.3	67.7

	30.0	27.5	71.9	131.9

United Kingdom
Agriculture	0.1	—	0.1	0.1
Manufacturing	0.5	1.0	0.4	2.8
Construction and property	1.0	0.3	0.2	0.1
Distribution	0.2	0.2	0.4	0.1
Transport	—	—	—	—
Financial	—	—	—	—
Business and Other Services	1.1	8.9	0.6	1.5
Commercial mortgages	—	—	0.4	1.0
Personal
— residential mortgages	2.9	2.2	—	—
— other lending	6.9	12.6	11.0	7.0

	12.7	25.2	13.1	12.6

Group total	42.7	52.7	85.0	144.5

(1) Figures presented in accordance with IFRS excluding IAS 32, 39 and IFRS 4.

Loans charged off (continued)

Table 2

At March 31,
2004
IRISH GAAP
(in € millions)

Ireland
Agriculture	3.3
Energy	15.4
Manufacturing	5.2
Construction and property	4.3
Distribution	1.6
Transport	—
Financial	—
Business and Other Services	22.1
Personal
— residential mortgages	—
— other lending	53.4

105.3

United Kingdom
Agriculture	0.1
Manufacturing	0.6
Construction and property	0.5
Distribution	0.5
Transport	—
Financial	—
Business and Other Services	1.2
Commercial mortgages	1.4
Personal
— residential mortgages	0.6
— other lending	4.4

9.3

Group total	114.6

Recoveries of loans previously charged off

The following tables present an analysis of the Group’s recoveries of loans previously charged off for each of the five years ended March 31, 2008. Table 1 details the information using data prepared in accordance with IFRS for the years ended March 31, 2008, 2007, 2006 and 2005, and Table 2 details the information using data prepared in accordance with Irish GAAP information for the year ended March 31, 2004.

Table 1

	At March 31,
	2008	2007	2006	2005
	IFRS	IFRS	IFRS	IFRS(1)
	(in € millions)

Ireland
Agriculture	0.4	0.8	0.5	0.6
Manufacturing	—	0.3	0.2	1.0
Construction and property	—	0.5	0.3	0.8
Distribution	0.1	0.7	0.3	0.3
Transport	—	—	—	—
Financial	—	—	—	—
Business and Other Services	4.9	2.6	8.2	6.9
Personal
— residential mortgages	—	—	—	—
— other lending	4.7	11.9	10.1	9.9

	10.1	16.8	19.6	19.5

United Kingdom
Agriculture	—	—	0.1	—
Manufacturing	—	—	0.3	0.1
Construction and property	—	—	0.1	0.1
Distribution	—	—	0.1	0.1
Transport	—	—	—	—
Financial	—	—	—	—
Business and Other Services	—	—	0.2	0.3
Commercial mortgages	—	—	0.1	0.3
Personal
— residential mortgages	2.2	0.9	—	0.1
— other lending	1.0	1.3	0.8	0.9

	3.2	2.2	1.7	1.9

Group total	13.3	19.0	21.3	21.4

(1)	Figures presented in accordance with IFRS excluding IAS 32 and 39 and IFRS 4.

Recoveries of loans previously charged off (continued)

Table 2

At March 31,
2004
IRISH GAAP
(in € millions)

Ireland
Agriculture	0.5
Manufacturing	3.5
Construction and property	0.3
Distribution	0.3
Transport	—
Financial	—
Business and Other Services	3.1
Personal
— residential mortgages	—
— other lending	4.6

12.3

United Kingdom
Agriculture	—
Manufacturing	0.3
Construction and property	—
Distribution	—
Transport	—
Financial	—
Business and Other Services	0.1
Commercial mortgages	0.1
Personal
— residential mortgages	—
— other lending	0.2

0.7

Group total	13.0

Analysis of allowances for loan losses by sector

The following tables present an analysis of allowances for loan losses at March 31, for each of the five years ended March 31, 2008. Table 1 details the information using data prepared in accordance with IFRS for the years ended March 31, 2008, 2007, 2006 and 2005, and Table 2 details the information using data prepared in accordance with Irish GAAP information for the year ended March 31, 2004.

Table 1

	At March 31,
	2008	2007	2006	2005
	IFRS	IFRS	IFRS	IFRS(1)
		(in € millions)

Ireland
Agriculture	10.6	11.0	10.4	11.6
Energy	0.2	—	0.1	8.4
Manufacturing	20.5	32.0	5.3	8.4
Construction and property	46.0	11.5	8.5	5.6
Distribution	20.4	16.2	9.1	6.6
Transport	—	—	—	—
Financial	—	—	—	—
Business and Other Services	125.0	86.9	95.0	51.5
Personal
— residential mortgages	0.0	0.3	1.6	2.0
— other lending	136.0	82.6	52.9	55.6

	358.7	240.5	182.9	149.7

United Kingdom
Agriculture	0.3	0.4	0.6	0.2
Manufacturing	2.2	1.4	0.9	1.4
Construction and property	16.5	13.0	1.2	1.9
Distribution	11.2	3.7	0.4	0.7
Transport	—	—	—	—
Financial	—	—	—	—
Business and Other Services	11.3	4.2	13.8	4.4
Commercial mortgages	—	—	0.3	3.5
Personal
— residential mortgages	5.5	8.1	4.8	0.5
— other lending	20.6	14.6	18.4	11.3

	67.6	45.4	40.4	23.9

Total specific allowance	426.3	285.9	223.3	173.6
Total IBNR allowance	169.8	142.2	135.7	145.1

Total group allowance	596.1	428.1	359.0	318.7

(1) Figures presented in accordance with IFRS excluding IAS 32, 39 and IFRS 4.

Analysis of allowances for loan losses by sector (continued)

Table 2

At March 31,
2004
IRISH GAAP
(in € millions)

Ireland
Agriculture	13.1
Energy	11.1
Manufacturing	6.3
Construction and property	8.3
Distribution	8.3
Transport	—
Financial	—
Business and Other Services	60.7
Personal
— Residential Mortgages	0.9
— Other Lending	58.7

167.4

United Kingdom
Agriculture	0.1
Manufacturing	4.1
Construction and property	1.9
Distribution	0.6
Transport	—
Financial	—
Business and Other Services	5.0
Commercial mortgages	1.8
Personal
— Residential Mortgages	0.2
— Other Lending	9.7

23.4

Total specific allowance	190.8
Total general allowance	281.0

Total group allowance	471.8

Loan losses as a percentage of total loans

The following tables present an analysis of allowances for loan losses as a percentage of total loans at March 31, for each of the five years ended March 31, 2008. Table 1 details the information using data prepared in accordance with IFRS for the years ended March 31, 2008, 2007, 2006 and 2005, and Table 2 details the information using data prepared in accordance with Irish GAAP information for the year ended March 31, 2004.

Table 1

	At March 31,
	2008	2007	2006	2005
	IFRS	IFRS	IFRS	IFRS(1)
	(%)	(%)	(%)	(%)

Ireland
Agriculture	0.77	0.85	0.90	1.01
Energy	0.02	—	0.02	1.76
Manufacturing	0.35	0.58	0.11	0.20
Construction and property	0.23	0.07	0.08	0.07
Distribution	0.55	0.49	0.30	0.29
Transport	—	—	—	—
Financial	—	—	—	—
Business and other services	1.37	1.37	1.57	1.24
Personal
— Residential Mortgages	—	0.03	0.01	0.03
— Other Lending	2.06	1.34	1.05	1.33

	0.46	0.36	0.35	0.36

United Kingdom
Agriculture	0.27	0.38	0.87	0.30
Manufacturing	—	0.12	0.11	0.21
Construction and property	0.18	0.13	0.02	0.04
Distribution	0.11	0.71	0.14	0.38
Transport	1.98	—	—	—
Financial	—	—	—	—
Business and Other Services	—	0.14	0.63	0.25
Commercial mortgages	0.39	—	0.01	0.16
Personal
— Residential Mortgages	0.02	0.02	0.02	—
— Other Lending	0.73	0.50	0.76	0.61

	0.12	0.08	0.09	0.06

Total specific allowance	0.31	0.23	0.23	0.22
Total IBNR allowance	0.12	0.11	0.12	0.18

Total group allowance	0.44	0.34	0.35	0.40

(1) Figures presented in accordance with IFRS excluding IAS 32, 39 and IFRS 4.

Loan losses as a percentage of total loans (continued)

Table 2

At March 31,
2004
IRISH GAAP
(%)

Ireland
Agriculture	1.16
Energy	2.29
Manufacturing	0.18
Construction and property	0.14
Distribution	0.53
Transport	—
Financial	—
Business and Other Services	1.93
Personal
— Residential Mortgages	0.01
— Other Lending	1.62

0.49

United Kingdom
Agriculture	0.14
Manufacturing	0.32
Construction and property	0.07
Distribution	0.30
Transport	—
Financial	—
Business and Other Services	0.36
Commercial mortgages	0.08
Personal
— Residential Mortgages	—
— Other Lending	0.66

0.07

Total specific allowance	0.28
Total general allowance	0.41

Total group allowance	0.69

Risk Elements in Lending

The US Securities and Exchange Commission requires potential credit risk elements in lending to be analysed as (i) loans accounted for on a non-accrual basis; (ii) accruing loans which are contractually past due 90 days or more as to principal or interest payments; (iii) loans not included in (i) or (ii) which are “troubled debt restructurings” as defined in Statement of Financial Accounting Standards No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings”, and (iv) potential problem loans not included in (i), (ii) or (iii).

These categories reflect US financial reporting practices which differ from those used by the Bank of Ireland Group. See Item 11 “Quantitative and Qualitative Disclosures about Market Risk — Loan Loss Provisioning”.

The amount of loans set out below do not give effect to available security and are before the deduction of specific provisions, which would have been so reported had the Commission’s classifications been employed. The category of non-accrual loans includes those loans on which interest continues to be accrued but against which specific provisions have been made.

Table 1 details the information using data prepared in accordance with IFRS for the years ended March 31, 2008, 2007, 2006 and 2005, and Table 2 details the information using data prepared in accordance with Irish GAAP information for the year ended March 31, 2004.

Table 1

	At March 31,
	2008	2007	2006	2005
	IFRS	IFRS	IFRS	IFRS(1)
	(in € millions)

Loans accounted for on a non-accrual basis
Ireland(2)	549	402	284	275
United Kingdom(2)	133	89	57	60

Total	682	491	341	335

Accruing loans which are contractually past due 90 days or more as to principal or interest(3)
Ireland	255	144	184	115
United Kingdom	125	44	20	16

Total	380	188	204	131

Home Mortgage Loans — Accruing loans which are contractually past due 90 days or more as to principal or interest(4)
Ireland	198	136	97	91
United Kingdom	194	153	154	153

Total	392	289	251	244

Total risk elements in lending	1,454	968	796	710

Restructured loans not included above	—	—	—	—

(1) Figures presented in accordance with IFRS excluding IAS 32 and 39 and IFRS 4.

Table 2

At March 31,
2004
IRISH GAAP
(in € millions)

Loans accounted for on a non-accrual basis
Ireland(2)	322
United Kingdom(2)	53

Total	375

Accruing loans which are contractually past due 90 days or more as to principal or interest(3)(4)
Ireland	216
United Kingdom	132

Total	348

Restructured loans not included above	—

(2)	Includes loans in Ireland and the UK where interest is accrued but provision has been made. The loans on which no interest is accrued amounted to €358 million at March 31, 2008 (2007: €224 million) and the provisions thereon amounted to €199 million at March 31, 2008 (2007: €125 million).

(3)	Overdrafts generally have no fixed repayment schedule and are not included in this category.

(4)	Includes Home Mortgage Loans in Ireland and the UK (March 31, 2008: €198 million in Ireland and €194 million in the UK) which are secured and, typically in the UK, where the original loan to value ratio exceeds 75%, benefit from mortgage indemnity insurance.

The Bank of Ireland Group generally expects that loans, where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with loan repayment terms, would be included under its definition of non-accrual loans and would therefore have been reported in the above table.

It is not normal practice for banks in Ireland or the UK to take property onto their books in settlement of problem loans or to classify them as Other Real Estate Owned. Where formal insolvency procedures are entered into, the property charged to the Group is sold by the receiver, administrator or liquidator, with the proceeds received by the Group. Loans subject to insolvency proceedings are included within non-performing loans in the table above, to the extent that they are not written off. This treatment is also followed for loans in Ireland and the UK which would be classified as “In-Substance Foreclosure” under US reporting practices.

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

Cross-border outstandings exceeding 1% of total assets are set forth in the following table.

	Banks and		Commercial		As
	other	Government	and industrial		percentage
	financial	and official	and other		of total
	institutions	institutions	private sector	Total	assets(2)
	(in € millions, except percentages)

IFRS
As at March 31, 2008 United Kingdom	2,706	—	1,318	4,024	2.04%
IFRS
As at March 31, 2007 United Kingdom	2,818	—	1,195	4,013	2.12%
IFRS(1)
As at March 31, 2006 United Kingdom	2,452	—	761	3,213	2.00%

(1)	Figures presented in accordance with IFRS excluding IAS 32 and 39 and IFRS 4.

(2)	Assets, consisting of total assets as reported in the consolidated balance sheet plus acceptances were €197.4 billion at March 31, 2008 (€188.9 billion at March 31, 2007, €162.4 billion at March 31, 2006.).

Cross-border outstandings to borrowers in countries in which such outstandings amounted to between 0.75% and 1.0% of total assets in aggregate were €1,482 million at March 31, 2008, €3,089 million at March 31, 2007 and nil at March 31, 2006. The only country concerned in 2008 was Australia (2007: France and Australia).

Debt Securities

The following table shows the book value of Bank of Ireland Group’s debt securities at March 31, 2008, 2007 and 2006.

	At March 31,
	2008	2007	2006
	(in € millions)

Irish Government	467	2,535	2,975
Other European government	3,430	5,789	4,556
US Treasury and US government agencies	—	225	520
Mortgage backed obligations	392	—	—
Collateralised Mortgage Obligations	1,317	2,242	2,659
Corporate bonds	25,290	24,194	13,776
Other securities	985	1,859	7,048

	31,881	36,844	31,534

The market value of Bank of Ireland Group’s Irish Government securities (the book value of which exceeded 10% of stockholders’ equity) at March 31, 2008 was €0.5 billion (March 31, 2007: €2.5 billion and March 31, 2006: €3.0 billion).

The following table categorises the Group’s available for sale debt securities assets by maturity and weighted average yield at March 31, 2008.

	At March 31, 2008
			More than 1 year		More than 5 years
	Less than 1 year		less than 5 years		less than 10 years		After 10 years
		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average
	Market	Percent	Market	Percent	Market	Percent	Market	Percent
	Value	Yield	Value	Yield	Value	Yield	Value	Yield
	(in € millions, except percentages)

Irish government	—	—	36	3.24	—	—	—	—
Other European government	89	3.65	1,427	3.50	203	3.61
US Treasury & US government agencies	—	—	—	—	—	—	—	—
Mortgage backed obligations	(26)	—	347	4.00	42	4.00	29	6.00
Collateralised Mortgage Obligations	(15)	4.00	788	4.01	451	4.00	93	4.77
Corporate bonds	8,733	4.63	12,981	4.58	2,760	4.23	369	4.22
Other	88	5.05	446	4.39	233	4.00	190	6.00

Total market value	8,869		16,025		3,689		681

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

The following table analyses placings with banks, based on the branches from which the placing is made for each of the three years ended March 31, 2008. Placings with banks are included in Loans and Advances to Banks in the financial statements.

	At March 31,
	2008	2007	2006
	(in € millions)

Placings with banks repayable within 30 days:
Domestic	6,822	4,296	6,466
Foreign	2,362	1,769	958

Total	9,184	6,065	7,424

Placings with banks repayable beyond 30 days:
Domestic	179	1,026	4,674
Foreign	46	119	90

Total	225	1,145	4,764

Total	9,409	7,210	12,188

LIABILITIES

Deposits

The following table analyses average deposits by customers based on the location of the branches in which the deposits are recorded for each of the three years ended March 31, 2008.

	2008	2007	2006
	(in € millions)

Branches in Ireland	44,913	40,733	37,791
Branches outside Ireland	31,508	26,476	21,544

Total	76,421	67,209	59,335

	Average		Average		Average
	Interest Rate		Interest Rate		Interest Rate
	during 2008	2008	during 2007	2007	during 2006	2006
	%	(in € millions)%		(in € millions)%		(in € millions)

Branches in Ireland
Current accounts:
Interest bearing	3.1	1,965	2.0	1,348	1.0	1,096
Non-interest bearing	—	11,312	—	10,813	—	9,613
Deposit accounts:
Demand	1.9	17,616	2.1	14,932	0.6	12,535
Time	5.9	13,366	3.5	13,209	1.5	14,506
Other deposits	5.5	654	3.9	431	3.5	41

		44,913		40,733		37,791

Branches outside Ireland
Current accounts:
Interest bearing	5.0	2,736	3.9	2,874	4.6	2,499
Non-interest bearing	—	1,221	—	1,145	—	965
Deposit accounts:
Demand	4.8	10,174	3.7	8,774	4.7	6,058
Time	5.4	17,108	5.1	12,944	5.8	11,612
Other Deposits	6.0	269	4.3	739	4.5	410

		31,508		26,476		21,544

Total		76,421		67,209		59,335

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

The following table shows details of the Group’s large time deposits and certificates of deposit (US$100,000 and over or the equivalent in other currencies) by time remaining until maturity.

	At March 31, 2008
	0-3	3-6	6-12	Over 12
	months	months	months	months
	(in € millions)

Time deposits
Domestic branches	13,236	545	361	762
Foreign branches	12,315	834	602	574
Certificates of deposit
Domestic branches	10,995	1,810	2,710	1,013
Foreign branches	2,613	328	245	37

	39,159	3,517	3,918	2,386

Non-resident deposits held in domestic branches at March 31, 2008 accounted for approximately 9.2% of total deposits.

Return on Equity and Assets

Please see Table 2 in “Selected Consolidated Financial Data” on page 10 for further details.

Short-Term Borrowings

The following table shows details of short term borrowings of the Group for each of the three years ended March 31, 2008.

	At March 31,
	2008	2007	2006
	(in € millions, except percentages)

Debt securities in issue
End of year outstandings	60,842	59,523	36,814
Highest month-end balance	66,018	59,523	36,814
Average balance	61,213	43,128	30,193
Average rate of interest
At year end	4.6%	4.1%	4.1%
During year	5.0%	4.5%	3.7%
Deposits by banks
End of year outstandings	12,381	14,258	22,385
Highest month end balance	17,510	22,536	22,958
Average balance	13,636	18,518	19,079
Average rate of interest
At year end	4.3%	5.3%	3.7%
During year	4.0%	4.1%	2.9%
Repurchase agreements
End of year outstandings	1,749	6,147	10,167
Highest month end balance	7,457	13,881	10,832
Average balance	5,454	10,796	7,692
Average rate of interest
At year end	4.5%	5.1%	3.4%
During year	5.7%	3.4%	3.5%

Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one day market distortion, which may not be indicative of generally prevailing rates.

Item 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The strategic direction of the Group is provided by the Court of Directors (the “Court”) which comprises executive and non-executive Directors. Management is delegated to certain officers and committees of the Court.

The table below details the roles held by members of the Court of Directors, the years they were appointed a Director and, in the case of Executive Directors, the year of appointment to their present position in square brackets.

Name	Age	Position held	Year appointed a director

Directors
Richard Burrows	62	Governor	2000
George Magan	62	Deputy Governor	2003
Brian J Goggin [2004]	56	Group Chief Executive	2000
John O’Donovan [2001]	56	Group Chief Financial Officer	2002
David Dilger	51	Non-Executive Director	2003
Paul Haran	51	Non-Executive Director	2005
Dennis Holt	59	Non-Executive Director	2006
Declan McCourt	62	Non-Executive Director	2004
Heather Ann McSharry	46	Non-Executive Director	2007
Rose Hynes	50	Non-Executive Director	2007
Terry Neill	62	Non-Executive Director	2004
Jerome Kennedy	59	Non-Executive Director	2007
Richie Boucher [2005]	49	Chief Executive, Retail Financial Services Ireland	2006
Des Crowley [2006]	48	Chief Executive, UK Financial Services	2006
Denis Donovan [2006]	54	Chief Executive, Capital Markets	2006
Executive Officers
Christine Brennan	55	Head of Group HR
John Clifford	58	Group Secretary
Ronan Murphy	56	Group Chief Risk Officer
Tony Wyatt	58	Director, Group Manufacturing

Non-Executive Officers

Richard Burrows  C XX
Governor

Appointed to the Court in 2000. Deputy Governor 2002-2005, Senior Independent Director 2003-2005, Governor since July 2005. Former co-chief executive of Pernod Ricard S.A. (2000-2005) and former Chief Executive of Irish Distillers Group (1978-2000). A director of Pernod Ricard S.A. and of Cityjet Limited.

(Age 61)

George Magan FCA  XX CC T
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

(Age 61)

Executive Directors

Brian J Goggin M Sc (Mgt), FCCA
Group Chief Executive

Joined Bank of Ireland in 1969. Subsequently held a variety of senior management positions within Bank of Ireland Group in the US, UK and Ireland. Appointed Chief Executive Corporate and Treasury in 1996, Chief Executive Wholesale Financial Services in 2002, Chief Executive Asset Management Services in 2003 and appointed Group Chief Executive in June 2004. Appointed to the Court in 2000. President, Irish Chapter, The Ireland — US Council and is a Global Counsellor of the Conference Board.

(Age 56)

John O’Donovan B Comm, FCA
Group Chief Financial Officer

Joined the Group in 2001 as Group Chief Financial Officer. Appointed to the Court in 2002. Formerly Group Finance Director/Company Secretary of Aer Lingus plc.

(Age 56)

Des Crowley BA(Mod) Econ, FCMA
Chief Executive, UK Financial Services

Joined Bank of Ireland in 1988 from Arthur Andersen & Co., and has held a number of senior management positions including Chief Executive, Retail Banking and Distribution and joined the Group Executive Committee in 2000. In 2004 he was appointed Chief Executive, Retail Financial Services Ireland and Chief Executive, UK Financial Services. Appointed to the Court in 2006. He is a Director of Bristol & West plc, Post Office Financial Services and First Rate Exchange Services, the Group’s joint ventures with the UK Post Office, and a member of the British Bankers Association Retail Committee.

(Age 48)

Richie Boucher
Chief Executive, Retail Financial Services Ireland

Joined the Bank of Ireland Group as Chief Executive, Corporate Banking from Royal Bank of Scotland in 2003. He was appointed Chief Executive, Retail Financial Services Ireland in 2005. Appointed to the Court in October 2006. He was immediate past President of the Irish Banking Federation. He is President of The Institute of Bankers in Ireland and a member of the boards of Bank of Ireland Private Banking, Bank of Ireland Life, Bank of Ireland Mortgage Bank and ICS Building Society.

(Age 49)

Denis Donovan B Comm, MBA
Chief Executive, Capital Markets

Joined Bank of Ireland in 1985 from the Central Bank of Ireland. He was appointed Chief Executive of the Group’s Capital Markets Division in 2006, having held the position of Chief Executive, Wholesale Financial Services Division since 2003. He was CEO of Global Markets from 1999 to 2003 and Chief Operating Officer — International with Bank of Ireland Asset Management from 1993 to 1999. Appointed to the Court in 2006.

(Age 53)

Non-Executive Directors

David Dilger CBE, BA, FCA  ( ) XX CC

Appointed to the Court in 2003. Appointed Senior Independent Director in September 2007. David recently retired as Chief Executive Officer of Greencore Group plc, a position he held since 1995. He was Chief Operating Officer from 1992 and Chief Executive of Food Industries plc, which was acquired by Greencore, from 1988. Formerly CFO,Woodchester Investments plc and former director of Enterprise Ireland. Director of IBEC.

(Age 51)

Paul Haran M Sc, B Sc  ++ CC T*

Appointed to the Court in 2005. Chairman of the National Qualifications Authority of Ireland, of Edward Dillon & Company and of UCD Michael Smurfit School of Business and Principal, UCD College of Business & Law. A member of the Forum of the Economic and Social Research Institute, the Irish Taxation Institute and the Road Safety Authority. Former Secretary General of the Department of Enterprise, Trade and Employment and a former member of the National Economic and Social Council and the Board of Forfas. A Director of Glanbia plc and the Mater Private Hospital.

(Age 51)

Dennis Holt BA, ACIB  ++ XX

Appointed to the Court in 2006. Based in the UK, Dennis is former Group Chief Executive Officer of AXA UK Plc, and a member of AXA’s Global Executive Committee from 2001 to 2006 where he also served as Chairman of AXA Ireland Limited. Prior to 2001, he served for over 30 years with Lloyds TSB, latterly as the Main Board Executive Director responsible for the UK Retail Bank. Chairman of Liverpool Victoria Friendly Society Limited and Non Executive Director of Automobile Association Insurance Services Limited and British Islamic Insurance Holdings Limited.

(Age 59)

Declan McCourt BL, MA, MBA  +

Appointed to the Court in 2004. Chief Executive of automotive distributor, the OHM Group, a Director of Fyffes plc, Blackrock International Land plc, and a number of other companies, Chairman of the Mater Hospital Foundation and of UCD Law School Development Council.

(Age 62)

Terry Neill MA, M. Sc (Econ)  ++ X

Appointed to the Court in 2004. A member of the Governing Body and chairman of the Finance Committee of London Business School. A member of the Boards of CRH plc and Trinity Foundation. Former senior partner of Accenture and former chairman of its global Board. Chairman, Camerata Ireland.

(Age 61)

Heather Ann McSharry B Comm MBS  CC T

Appointed to the court in July 2007. General Manager of Reckitt Benckiser in Ireland, a global household, health and personal care company, having previously been Managing Director of Boots Healthcare Limited in Ireland. Director of Enterprise Ireland, of the Irish Pharmaceutical Healthcare Association and is a member of the Governing Authority of UCD.

(Age 46)

Rose Hynes BCL, AITI, Solr  ++

Appointed to the Court in July 2007. Director of Bank of Ireland Mortgage and Total Produce plc, where she is its Senior Independent Director and chairs its Remuneration Committee. Also a Director of Bord Gais Eireann, Shannon Airport Authority plc and a member of other companies. Previously held senior management positions in GPA Group plc including General Counsel and Head of Commercial and is also a former director of Fyffes plc, Northern Ireland Water Limited and Aer Lingus.

(Age 50)

Jerome Kennedy FCA  ++

Appointed to the Court in July 2007. Director of Bank of Ireland Life Holdings plc, New Ireland Assurance Company plc and Total Produce plc, where he chairs the Audit Committee. Chairman of Caulfield McCarthy Group Retail and a member of the Irish Board of the UCD Michael Smurfit Graduate Business School. He was Managing Partner with KPMG Ireland for three terms between 1995 and 2004 and is a Chartered Accountant by profession.

(Age 59)

()	Senior Independent Director
+	Chairman of Group Audit Committee
++	Member of Group Audit Committee
X	Chairman of Group Remuneration Committee
XX	Member of Group Remuneration Committee
C	Chairman of Group Nomination & Governance Committee
CC	Member of Group Nomination & Governance Committee
T*	Chairman, Board of Trustees of the Bank Staff Pension Fund
T	Trustee of the Bank Staff Pension Fund

Terms of Office of the Directors

In accordance with the Bye-Laws of the Bank, each Director, if eligible, must submit himself/herself for re-election by the stockholders every three years. The normal retirement age for Directors is 68.

REMUNERATION OF DIRECTORS AND OFFICERS

The aggregate remuneration paid by the Group to key management personnel (22 persons) then in office, for the financial year ended March 31, 2008, was €20 million, including amounts paid under bonus and/or profit sharing plans. The aggregate amount, included in the above figure, set aside by the Group in the financial year ended March 31, 2008 to provide pension benefits for these Directors and Executive Officers amounted to €0.6 million. None of the Directors or Executive Officers beneficially holds more than 1% of the share capital on an individual basis. Additional information regarding remuneration of Directors is set out in note 54 to our consolidated financial statements.

The Group Remuneration Committee holds delegated responsibility for setting policy on the remuneration of the Governor and senior management (including Executive Directors) and approves specific remuneration packages for the Governor, each of the Executive Directors, the Group Secretary and those senior executives who report directly to the Group Chief Executive (Group Executive Committee).

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

The Remuneration Package for Executive Directors

The total remuneration package is reviewed by the Group Remuneration Committee with assistance from external remuneration consultants who provide independent remuneration advice and analysis to the Committee. Currently the key elements of the remuneration package are salary, a performance related bonus, the Long Term Incentive Plan, stock options, participation in the Employee Stock Issue and the Sharesave Schemes and provision of retirement benefits. These various elements are summarised below:

•	Salary — Is payable monthly and is set at a level to recognise an individual’s market worth. Salaries are reviewed annually by the Group Remuneration Committee.

•	Performance related bonus scheme — The level earned by each Executive Director is based on the Remuneration Committee’s assessment of that Director’s performance against pre-determined financial goals and required leadership behaviours. In the year ended March 31, 2008, the Group’s actual year on year underlying earnings per share growth and the achievement of cost savings under the Strategic Transformation Programme were the key financial goals. Bonus potential of Executive Directors is currently uncapped with 25% of the actual bonus awarded being deferred until the successful completion of the Strategic Transformation Programme in March 2009 or earlier. As the programme was completed satisfactorily no deferral applied to bonuses earned (in the year ended March 31, 2008) and deferred bonuses earned in previous years are now released.

•	Long Term Incentive Plan — Since 2004, the Group has operated a Long Term Incentive Plan (LTIP), with stockholder approval, for key senior executives. Under the LTIP, which is described in more detail in note 38 to the consolidated financial statements, conditional awards have been made to the Executive Directors. See note 38 for further details.

•	Stock Options — In 2004, the Group updated the Executive Stock Option Scheme, with stockholder approval. It is policy to grant stock options under the terms of the Stock Option Scheme to Executive Directors and senior executives across the Group to align their interests with the interests of stockholders in general. The exercise of all options granted since 2004 is conditional upon underlying earnings per share achieving a cumulative growth of at least 5% per annum compound above the increase in the Consumer Price Index over the three year performance period. If this performance condition is not achieved, the options lapse. See note 38 for further details.

•	Employee Stock Issue Scheme — The Bank operates an employee Stock Issue Scheme under which the Court of Directors may set aside an element of Group profit before taxation for allocation to the trustees of the scheme to enable them to acquire units of ordinary stock on behalf of the scheme participants. The amount set aside is related to overall Group performance. Executive Directors participate on the same basis as staff generally. See note 38 for further details.

•	Sharesave Scheme — In 1999 the Group established a Sharesave Scheme (SAYE scheme) for all eligible employees. Under the SAYE scheme the Executive Directors who participated were granted options over units of ordinary stock as set out in notes 38 and 54 to the consolidated financial statements.

•	Retirement benefits — The Executive Directors, with the exception of Denis Donovan, are members of the Bank Staff Pension Fund, which is a contributory scheme at the rate of 2.5% of salary. Denis Donovan is a member of the Bank of Ireland Asset Management Pension Scheme, which is a non-contributory scheme.

Both the Bank Staff Pension Fund and the Bank of Ireland Asset Management Pension Scheme are defined benefit plans, based on an accrual rate of 1/60th of pensionable salary for each year of a Director’s pensionable service with a maximum of 40/60ths payable on normal retirement, at age 60. Brian Goggin’s contract provides for an option, exercisable by the Group or by him, allowing him to retire at age 58 on a pension without actuarial reduction. Of the Executive Directors’ total remuneration package, only their salaries are pensionable.

The Finance Act 2006 effectively established a cap on pension provision by introducing a substantial tax charge on pension assets in excess of the higher of €5 million or the value of individual prospective pension entitlements as at December 7, 2005 (each to be indexed annually). Having reviewed market responses to this development and having taken actuarial advice, the Committee agreed that Executive Directors be offered an option (a) to continue with unchanged pension funding arrangements or (b) to elect for a revised arrangement whereby their prospective pension fund would be limited to the value of the pension cap, together with a taxable, non-pensionable, cash allowance in lieu of the pension benefit foregone. All the Executive Directors have opted for the revised arrangement, the income statement impact of which is similar to that of continuing to fund their pensions under the earlier arrangement.

•	Service contracts

No service contract exists between the Group and any Director which provides for a notice period from the Group of greater than one year.

Group Pension Plans

The Group operates a number of pension plans in Ireland and overseas. The plans are funded and are primarily of the defined benefit type and the assets of the plans are held in separate trustee administered funds. Payments to these defined benefit funds are determined on an actuarial basis, designed to build up reserves during the working life of full time employees to pay the employees, or their dependants, a pension after retirement. A formal actuarial valuation is undertaken at least triennially to determine the payments to each of these defined benefit funds. At each valuation the funds’ actuaries assess whether the liabilities of each fund, based on current salary levels, are fully funded on a discontinuance basis.

The total pension cost for the Group in respect of the financial year ended March 31, 2008 was €130 million of which €94 million related to the main scheme.

Interest of Management in Certain Transactions

No transaction material to the Group has been entered into in the last three fiscal years to which the Group or any of its subsidiaries was a party in which any Director or officer of the Group, any significant shareholder or any relative or spouse thereof had a direct or indirect material interest, and to the knowledge of the Group, no such transactions are presently proposed. Further details of Related Party Transactions with the Directors are outlined in note 49 to the consolidated financial statements.

Indebtedness of Directors and Executive Officers

The aggregate amount of indebtedness of key management personnel (13 persons) and their connected persons, on normal commercial terms, to the Bank of Ireland Group amounted to €10.5 million at March 31, 2008. The interest rates payable thereon and other terms were at prevailing market rates and terms and reflect ordinary commercial transactions and do not involve more than the normal risk of collectibility or present other unfavourable features. The aggregate amount of indebtedness of key management personnel of the Group (8 persons) not included in the above figure, on terms similar to those on which loans are made to members of staff generally, which are at interest rates more favourable than prevailing market rates, was €0.64 million at March 31, 2008. These staff loans were made in accordance with the US Sarbanes-Oxley Act and the rules thereunder, which permits these loans if the loans are made on the same basis as, and on terms no more favourable than, loans made available to employees generally.

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

A key objective of our governance framework is to ensure compliance with applicable legal and regulatory requirements and with best governance practice as set out in “The Combined Code on Corporate Governance” (“the Combined Code”). The Directors believe that the Group has delivered on these objectives and expect it to continue to do so. Specifically, the Group has complied with the provisions of the Combined Code throughout financial year ended March 31, 2008.

The Court of Directors

At March 31, 2008, the Court consisted of 15 Directors, ten of whom were non-executive Directors. It held seven scheduled and two additional unscheduled meetings during 2007 / 2008. Agendas and papers are circulated prior to each meeting to provide the Directors with relevant information to enable them to discharge their duties.

The Court has the following schedule of matters specifically reserved for its decision:

•	the determination of strategy and company values;

•	overseeing the management of the business including control systems and risk management;

•	approving material acquisitions, disposals and investment decisions;

•	overseeing corporate governance and succession planning;

•	guarantees entered into by the Group, other than in the normal course of business; and

•	changes in Group pension schemes.

Management is responsible for the execution of agreed strategy and for all operational matters.

Details of the number of scheduled meetings of the Court and its Committees and attendance by individual Directors are set out on page 91. The terms of reference of the Committees are reviewed annually by the relevant Committee and by the Court and are available on the Bank’s website (www.bankofireland.com) or by request to the Group Secretary. The non-executive Directors meet at least once annually without the executive Directors present.

The Bank has put in place Directors and Officers liability insurance in respect of legal actions against its Directors; this insurance cover does not extend to fraudulent or dishonest behaviour.

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

The Group Chief Executive is responsible for execution of agreed strategy and has delegated authority from the Court for the day to day management of the business.

David Dilger was appointed Senior Independent Director on September 12, 2007 in succession to Caroline Marland.

Board Balance and Independence

Each of the non-executive Directors brings considerable business and / or professional experience, independent challenge and rigour to the deliberations of the Court of Directors. The Court has determined that each current non-Executive Director is independent within the meaning of the Combined Code and the New York Stock Exchange (‘NYSE’) Corporate Governance Standards.

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

Information and Professional Development

On appointment, all non-executive Directors receive comprehensive briefing documents designed to familiarise them with the Group’s operations, management and governance structures; these include the functioning of the Court and the role of the key Committees. In addition, new Directors undertake an induction programme, including visits to Group businesses and briefings with senior management. The Group will facilitate any major stockholder who wishes to meet with any new non-executive Director. On an ongoing basis briefings appropriate to the business of the Group are provided to all Non-Executive Directors.

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

Election/Re-Election of Directors

All Directors appointed between the Annual General Courts are submitted to stockholders for election at the first Annual General Court following their appointment and for re-election at intervals of not more than three years thereafter.

Biographical details of all Directors are provided in this Report, and the reasons why the Court believes that an individual should be elected or re-elected are provided in the Governor’s Letter to Stockholders to enable stockholders to take an informed decision on their election or re-election.

At the Annual General Court to be held on July 8, 2008, Richard Burrows, David Dilger, George Magan, Declan McCourt and John O’Donovan are standing for re-election. Following formal performance evaluation, the Court has confirmed that the performance of each of these Directors is effective and recommends that stockholders vote in favour of their re-election.

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

Remuneration

A statement confirming that remuneration consultants appointed by the Group Remuneration Committee have no other connections with the Group is available on the Group’s website (www.bankofireland.com) or by request to the Group Secretary. The Group’s long term incentive schemes have been approved by stockholders. See note 38 to the consolidated financial statements for details.

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

The Court has obligations as a non-US registrant under US securities laws and regulations, including the requirement to comply, where applicable, with the Sarbanes-Oxley Act of 2002 (‘SOx’). The Group has put in place a comprehensive framework to document and test its internal control structures and procedures in line with the requirements of Section 404 of SOx, which requires, among other things, certification by management regarding the effectiveness of internal controls over financial reporting.

The Group’s overall control systems include:

•	a clearly defined organisation structure with defined authority limits and reporting mechanisms to higher levels of management and to the Court, which support the maintenance of a strong control environment;

•	establishment of Committees with responsibility for core policy areas;

•	a comprehensive set of policies and procedures relating to financial controls, asset and liability management (including interest, currency and liquidity risk), operational risk and credit risk management (further details are given Item 11 — Quantitative and Qualitative Disclosures about Market Risk.)

•	a Code of Conduct setting out the standards of behaviour expected of all directors, officers and employees. This covers arrangements, should the need arise, for the independent investigation and follow up of any concerns raised by staff regarding matters of financial reporting or other matters;

•	monthly reporting by business units which enables progress against business objectives to be monitored, trends to be evaluated and variances to be acted upon; and

•	a semi-annual detailed operational risk assessment by all Group businesses with reports to Divisional Management on the effectiveness of their risk management systems. Heads of business units are required to certify the accuracy of the self-assessment and the results arising from this process are noted by the Group Risk Policy Committee.

These controls, which are embedded within the operations of the Group, are reviewed by Group Internal Audit. In these reviews, emphasis is focused on areas of greater risk as identified by risk analysis.

The Directors confirm that the Court, through its Committees, has reviewed, the effectiveness of the Group’s systems of internal control for the year ended March 31, 2008. This review involved consideration of the reports of internal audit and the risk management functions, (including operational risk, regulatory risk and compliance) and establishing that appropriate action is being taken by management to address issues highlighted. In addition, the reports of the external auditors, which contain details of any material control issues identified arising from their work, are reviewed by the Group Audit Committee. After each meeting of the Group Audit Committee, its Chairman reports to the Court on all significant issues considered by the Committee, and the minutes of meetings are circulated to all members of the Court.

Following the end of the financial year, the Court reviewed the Group Audit Committee’s conclusions in relation to the Group’s systems of internal control and the appropriateness of the structures in place to manage and monitor them. This process involved a confirmation that a system of internal control according with the Financial Reporting Council Revised Guidance on Internal Control was in place throughout the financial year and up to the date of the signing of this report. It also involved an assessment of the ongoing process for the identification, evaluation and management of individual risks and of the role of the various Committees and Group risk management functions and the extent to which various significant challenges facing the Group are understood and are being addressed.

Audit Committee and Auditors

The Group Audit Committee comprises only independent non- executive Directors and rather than designating any individual as having recent and relevant financial experience as an audit committee financial expert, the Court has determined that the Committee members’ collective skills enable it to discharge its responsibilities. The Group Audit Committee assists the Court in fulfilling its responsibilities relating to:

•	the integrity of the financial statements and any related formal announcements;

•	overseeing the relationship between the Group and its external auditors;

•	the review of the Group’s internal controls, including financial controls;

•	assessment of the effectiveness of the internal audit, compliance and risk management functions;

•	the review of the internal and external audit plans and subsequent findings;

•	the selection of accounting policies;

•	the review of the auditors’ report;

•	obligations under applicable laws and regulations including SOx; and

•	the review of the effectiveness of the services provided by the external auditors and other related matters.

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

Attendance at scheduled meetings during the year ended March 31, 2008

					Group Nomination &
			Group Audit		Governance		Group Remuneration
	Court		Committee		Committee		Committee
Name	A	B	A	B	A	B	A	B

Richie Boucher	7	7	—	—	—	—	—	—
Richard Burrows	7	7	—	—	3	3	5	5
Des Crowley	7	7	—	—	—	—	—	—
David Dilger	7	7	3	3	3	3	4	4	Retired from Audit Committee September 11, 2007. Appointed to Remuneration Committee and Nominations and Governance Committee September 11, 2007
Denis Donovan	7	7	—	—	—	—	—	—
Brian J Goggin	7	7	—	—	—	—	—	—
Paul Haran	7	7	2	2	3	3	—	—	Appointed to the Audit Committee September 11, 2007
Dennis Holt	7	7	5	5	—	—	5	5
Rose Hynes	5	5	2	2	—	—	—	—	Elected to Court July 17, 2007. Appointed to Audit Committee September 11, 2007
Jerome Kennedy	5	5	2	2	—	—	—	—	Elected to Court 17 July 2007. Appointed to Audit Committee September 11, 2007
Declan McCourt	7	6	5	5	—	—	1	1	Retired from Remuneration Committee September 11, 2007
Heather Ann McSharry	5	5	—	—	1	1	—	—	Elected to Court July 17, 2007. Appointed to Nominations and Governance Committee September 11, 2007
George Magan	7	6	—	—	3	3	5	4
Caroline Marland	2	2	—	—	1	1	—	—	Retired July 17, 2007
Tom Moran	2	2	3	3	1	1	—	—	Retired July 17, 2007
Terry Neill	7	7	5	5	—	—	5	5
John O’Donovan	7	7	—	—	—	—	—	—

Column A indicates the number of scheduled meetings held during the period the Director was a member of the Court and/or the Committee and was eligible to attend. Column B indicates the number of scheduled meetings attended.

There were additional unscheduled meetings of the Court and its Committees, between scheduled meetings, as the need arose.

Court Sub Committees

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

Membership of the above committees at March 31, 2008 was as follows:

Group Risk Policy Committee	Group Investment Committee

Ronan Murphy (Chairman)	Brian J Goggin* (Chairman)
Richie Boucher*	Richie Boucher*
John Clifford	Christine Brennan
Des Crowley*	John Clifford
Denis Donovan*	Des Crowley*
Brian J Goggin*	Denis Donovan*
Vincent Mulvey	Lewis Love
John O’Donovan*	Ronan Murphy
Mick Sweeney	John O’Donovan*
Tony Wyatt

*	Court member

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

EMPLOYEES

For the year ended March 31, 2008 the Group employed 16,026 staff on an average full-time equivalent basis (see note 10 to our consolidated financial statements). The increase in staff over the previous year’s figure (15,952) is due to normal staffing level fluctuations. The Group employed 16,190 staff on average in the year ended March 31, 2006.

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

As at June 9, 2008 options were outstanding over 9,708,935 units of stock representing 0.97% of the total ordinary stock then in issue.

Such options are exercisable as follows:

	Number
	Outstanding at
Exercise price (€ cent)	June 9, 2008	Exercise Period

8.933	156,000	Jul 2002 – Jul 2009
6.96	281,000	May 2003 – May 2010
9.15	101,650	Nov 2003 – Nov 2010
11.05	379,000	May 2004 – May 2011
10.54	15,000	Nov 2004 – Nov 2011
12.50	540,000	Jun 2005 – Jun 2012
10.65	10,000	Dec 2005 – Dec 2012
10.77	961,499	Jun 2006 – Jun 2013
10.54	60,000	Dec 2006 – Dec 2013
10.76	1,384,000	Jul 2007 – Jul 2014
12.85	1,061,000	Jun 2008 – Jun 2015
13.68	47,514	Jan 2009 – Jan 2016
14.00	1,261,900	Jul 2009 – Jul 2016
17.16	87,290	Dec 2009 – Dec 2016
15.45	1,086,450	June 2010 – June 2017
9.75	51,282	Nov 2010 – Nov 2017
8.10	2,225,350	Jun 2011 – Jun 2018

As at June 9, 2008, executive Directors and Executive Officers as a group held options under the above scheme over a total of 2,262,109 units, representing 0.23% of the total ordinary stock in issue.

In addition to their interests in ordinary stock through their holding of stock options and the conditional awards of stock they have received under the Long Term Performance Stock Plan (LTPSP) and Long Term Incentive Plan (LTIP), as set out in note 38 to our consolidated financial statements, the interests of the Directors and Group Secretary in office at June 9, 2008, and of their spouses and minor children, in the stocks issued by the Group are set out below:

UNITS OF €0.64
OF ORDINARY STOCK
As at June 9, 2008
Beneficial

DIRECTORS
R Boucher	30,312
R Burrows	391,487
D Crowley	128,915
D Dilger	2,998
D Donovan	140,377
B J Goggin	600,260
P Haran	8,443
D Holt	10,284
R Hynes	25,000
J Kennedy	3,062
D McCourt	50,674
HA McSharry	10,104
G Magan	70,000
T Neill	94,300
J O’Donovan	95,511
SECRETARY
J B Clifford	135,399

As at June 9, 2008, Directors and Executive Officers of the Bank as a group beneficially held 0.19% (1,868,057 units) of the Group’s issued ordinary stock.

Limitations on Stock Issue and Stock Option Plans

All of the employee stock issue and stock option schemes are subject to a range of flow rate controls approved by the stockholders and which conform to institutional investor guidelines.

Item 7	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

CONTROL OF REGISTRANT

As at May 14, 2008 the Bank had received notification of the following substantial interests in its issued ordinary stock:

NAME	Units held	%

Harris Associates LP*	42,906,879	4.29
Bank of Ireland Asset Management Limited*	33,774,822	3.38
UBS Global Asset Management — Trad*	33,534,839	3.37

*	This stockholding is not beneficially owned but is held on behalf of a range of clients, none of whom hold, so far as the Directors have been notified, more than 3% of the issued ordinary stock. The voting rights attaching to the stockholdings do not differ from the voting rights attaching to the ordinary stock of the company.

RELATED PARTY TRANSACTIONS

Refer to note 49 of our consolidated financial statements. Also see “Interest of Management in Certain Transactions” and “Indebtedness of Directors and Executive Officers” on page 86.

DESCRIPTION OF US STOCKHOLDERS

At March 31, 2008, 771,346 units of ordinary stock were held by 409 stockholders with registered addresses in the US and 7,919,169 ADSs were held by 239 registered holders with addresses in the US. The combined shareholdings of these holders comprise approximately 3.25% of the total number of units of ordinary stock in issue at March 31, 2008 (being 1,000,045,748 units). These figures do not include either the number of units of ordinary stock held by stockholders with registered addresses outside the US in which US residents have an interest or the number of such US residents.

Item 8	FINANCIAL INFORMATION

See pages F-4 through F-127.

DIVIDEND POLICY

The table below provides a summary of dividends per unit of ordinary stock paid in respect of the past five financial years.

	Dividends	Translated into
	per unit of	US cents
	Ordinary Stock	per Unit of
Dividend Payment Date	(in euro cents)	Ordinary Stock(1)

Financial Year ended March 31, 2008
Payable July 23, 2008 (2)	39.4	61.93
January 15, 2007	24.2	36.06
Financial Year ended March 31, 2007
July 27, 2007	39.40	53.27
January 16, 2007	21.00	27.13
Financial Year ended March 31, 2006
July 28, 2006	34.30	43.73
January 11, 2006	18.20	22.09
Financial Year ended March 31, 2005
July 15, 2005	29.00	34.91
January 5, 2005	16.60	22.06
Financial Year ended March 31, 2004
July 16, 2004	26.60	33.08
January 6, 2004	14.80	18.90

(1)	Translated at the Noon Buying Rate on the dates of payment.

(2)	Translated at the Noon Buying Rate on June 9, 2008.

The Group’s dividend policy is based on the medium term outlook for earnings. Total dividend for 2007 / 2008 at 63.6 cents was covered 2.4 times based on underlying earnings per share of 150.3c.

LEGAL PROCEEDINGS

There are no legal or arbitration proceedings, including governmental proceedings, pending or known by the Group to be contemplated involving the Group which may or have had in the recent past a significant effect on the financial position on profitability of the Group taken as a whole.

SIGNIFICANT CHANGES

No significant changes have occurred since the date of the consolidated financial statements included in this annual report.

PROSPECTIVE ACCOUNTING CHANGES/IMPACT OF NEW ACCOUNTING POLICIES

Refer to pages F-27 and F-28 for details.

Item 9	THE OFFER AND LISTING

NATURE OF THE TRADING MARKET

As at June 9, 2008 the authorised capital stock of the Group was made up of €960,000,000 divided into 1,500,000,000 units of ordinary stock of €0.64 each, US$200,000,000 divided into 8,000,000 units of non-cumulative preference stock of US$25 each, Stg£100,000,000 divided into 100,000,000 units of non-cumulative preference stock of Stg£1 each, €127,000,000 divided into 100,000,000 units of non-cumulative preference stock of €1.27 each, 100,000,000 undesignated dollar preference stock of US$0.25 each, 100,000,000 undesignated sterling preference stock of Stg£0.25 each, and 100,000,000 undesignated euro preference stock of €0.25 each.

As at June 9, 2008, there were 1,000,053,445 units of Ordinary Stock of €0.64 each issued and outstanding. As at June 9, 2008, 1,876,090 units of Sterling Preference Stock and 3,026,598 units of Euro Preference Stock were in issue.

The principal trading markets for the Ordinary Stock are the Irish Stock Exchange and the London Stock Exchange.

At June 9, 2008, 73 companies were quoted on the Irish Stock Exchange. These companies had a combined market capitalisation of more than €153.4 billion at that date. The 10 companies with the largest market capitalisations accounted for over 81% of the Exchange’s total market capitalisation.

The Group’s American Depository Shares (ADS) are listed on the New York Stock Exchange. Each ADS, evidenced by one American Depository Receipt (ADR), represents four units of ordinary stock. Depository Receipts are negotiable securities that are used to represent, among other things, a non-US company’s publicly traded ordinary share capital. ADRs are traded and dividends distributed in US dollars just like any US security, alleviating certain obstacles associated with investing directly in the home markets of non-US companies. The Bank of New York is the Depository Bank for the Bank of Ireland’s ADR programme.

The following table sets forth, for the periods indicated, the reported highest and lowest closing price for one unit of Ordinary Stock on the Irish Stock Exchange, as derived from the Daily Official List of the Irish Stock Exchange quoted in euro and the highest and lowest sales prices for the ADSs as reported on the New York Stock Exchange Composite tape.

	Ordinary Stock		ADSs
	High	Low	High	Low
	(in euro)		(in dollars)

Financial Year Ended March 31,
2004	11.85	9.80	60.20	42.60
2005	13.24	9.70	70.60	47.12
2006	15.50	11.65	76.00	60.10
2007	18.65	13.10	97.98	66.38
2008	16.85	8.61	63.72	54.51
Financial year 2005/2006
First quarter	13.42	11.65	65.57	60.63
Second quarter	13.89	12.61	68.72	62.51
Third quarter	13.80	12.35	66.31	60.10
Fourth quarter	15.50	13.50	76.00	65.62
Financial year 2006/2007
First quarter	15.35	13.10	75.94	66.38
Second quarter	15.42	13.15	79.44	67.19
Third quarter	17.50	15.20	92.17	77.60
Fourth quarter	18.65	15.89	97.98	85.93
Financial year 2007/2008
First quarter	16.85	14.78	91.00	80.46
Second quarter	15.43	11.25	83.96	63.54
Third quarter	13.93	8.90	79.27	55.50
Fourth quarter	10.48	8.61	63.72	54.51
Month ended
January 2008	10.48	8.95	62.07	54.92
February 2008	10.21	9.29	62.27	55.90
March 2008	10.01	8.61	63.72	54.51
April 2008	10.00	8.80	63.22	55.44
May 2008	9.30	8.06	57.90	50.54
June 2008	7.60	5.52	47.71	34.93

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

2. Directors

Any Director interested in a contract must declare his / her interest at a meeting of the Directors at which the question of entering into such contract first arises. The Bye-Laws also require that a Director may not vote in respect of any proposal in which he or any person connected with him has a material interest of making this determination. Interests in stock, shares, debenture or other securities of the Group are disregarded for the purpose. A Director cannot be counted in a quorum of the Court of Directors or of the meeting of a committee in relation to any resolution on which he is debarred from voting. The prohibition on voting in respect of contracts in which Directors are interested is disapplied in respect of proposals:

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

The capital of the Bank is divided into ordinary stock and non-cumulative dollar preference stock, non-cumulative sterling preference stock and non-cumulative euro preference stock. At June 9, 2008 there were in issue 1,876,090 units of non-cumulative sterling preference stock and 3,026,598 units of non-cumulative euro preference stock. The holders of non-cumulative sterling and euro preference stock are entitled to a fixed annual dividend in accordance with the terms and conditions relating to the issue of the preference stock. Any dividend which has remained unclaimed for 12 years from the date of its declaration may be forfeited and cease to remain owing by the Bank.

The non-cumulative sterling preference stock and the non-cumulative euro preference stock rank pari passu inter se and the right to a fixed dividend is in priority to the dividend rights of ordinary stock in the capital of the

Bank. On a winding up or other return of capital by the Bank, the non-cumulative sterling preference stockholders and the non-cumulative euro preference stockholders are entitled to receive, out of the surplus assets available for distribution to the Bank’s members, an amount equal to the amount paid up on their preference stock including any preference dividend outstanding at the date of the commencement of the winding-up or other return of capital. Otherwise the preference stockholders are not entitled to any further or other right of participation in the assets of the Bank.

Bye-law 7 enables the Directors to issue and allot new preference stock (the “2005 Preference Stock”) which can be either redeemable or non-redeemable, and can be denominated in US dollars, in euro or in sterling. Any preference stock issued under bye-law 7 will rank equivalently to the existing euro and sterling preference stock as regards entitlements to dividends. Bye-law 7 permits the substitution of all of the outstanding preferred securities in the event of the occurrence of a “Trigger Event”. A trigger event will occur when the capital adequacy requirements of the Financial Regulator have been, or are expected to be, breached.

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

Annual General Courts and a Court called for the passing of a special resolution must be called by 21 days’ notice in writing at the least. The notice must specify the place and date of the meeting and, in the case of special business, must give the general nature of that business. Admission to General Courts is limited to members of the Bank and validly appointed proxies.

6.	Limitation on the Rights to Own Securities

Neither the Charter nor the bye-laws impose restrictions on the right of non-resident or foreign shareholders to own securities in the Group. See, however, “Exchange Control and Other Limitations Affecting Security Holders” on page 101 for restrictions imposed in the context of EU and UN sanctions.

7.	Further Capital Calls

Bye-Laws 17 to 22 deal with the mechanisms that enable the Directors to make calls upon members in respect of any moneys unpaid on their stock. All of the issued ordinary and preference stock is fully paid up.

8.	Limitation on a Change of Control

Not applicable.

9. Disclosure of Stock Ownership

Under Irish company law where a person acquires an interest in shares in a public limited company (and the Bank is considered to be a public limited company for these purposes) or ceases to be interested in such shares, he has an obligation to notify the company of the interests he has, or had, in its shares. As recently modified by the Transparency Regulations of 2007 (implementing the EU Transparency Directive), shareholders must now notify both the Financial Regulator and the company if the percentage of voting rights held by the shareholder exceeds, or falls below, a threshold of 3% and each 1% thereafter up to 100% as a result of an acquisition or disposal of voting rights in shares.

Under the bye-laws of the Group any member may be requested to declare by statutory declaration whether he is beneficially entitled to ordinary stock of which he is the registered owner and, if not, to disclose the person or persons for whom he holds such ordinary stock in trust. Such a declaration must be made within 14 days of service of the notice. Failure to respond to the notice in the prescribed period entitles the Directors to serve a disenfranchisement notice on such member with the consequence that the member may not attend or vote, either personally or by proxy, at any General Court of the Bank or exercise any other rights conferred by membership in respect of his holding ordinary stock (the “Default Stock”). In addition, where the default stock amounts to more than 5% of the ordinary stock then in issue of the Bank then the disenfranchisement notice can state that no dividend will be payable on the default stock, and that no transfer of the default stock will be registered by, or on behalf of, the Bank. A disenfranchisement notice may continue in effect for as long as the default in respect of which it was issued continues.

10.	Employee Share Schemes, Long Term Incentive Plan and Executive Stock Option Schemes

Stockholders of the Bank have from time to time approved (and renewed) executive stock option schemes and more broadly based employee profit participation plans.

The Group Sharesave Scheme (1999), established under similar enabling legislation in both Ireland and the UK, enables participating employees, who enter into a savings related contract, to be granted an option to acquire units of ordinary stock on completion of that contract at a price related to the market price which prevailed at the time of the granting of the option. Eligible employees, whose remuneration is subject to Irish or UK income tax, may be awarded options over stock the exercise price of which may be set at a discount of up to 25% of the prevailing stock market price (20% in the UK). Participants must take out an approved savings contract and may contribute from €12 to €320 per month.

The Long Term Incentive Plan (2004) is restricted to senior executive officers and focuses on the Group’s Total Shareholder Return (TSR) relative to a group of 17 leading European financial services businesses. The TSR takes into account both the Group’s stock price performance and dividend payments to stockholders. The Long Term Incentive Plan is median based and competitive relative to other leading financial services businesses in Europe, and provides incentives for eligible management that are aligned with stockholders’ interests, and is designed to ensure that the Group continues to recruit, retain and motivate high quality executives. Under the Plan, senior executives may receive conditional awards of stock worth up to one time’s salary each year (or up to 1.5 times salary in the case of the Group Chief Executive) but these awards will vest in full only if the Group’s total shareholder return over three years is ranked first or second relative to a group of 17 leading European financial services businesses. No awards will vest if the Group’s total shareholder return is below the median relative to those companies or if the average Return on Equity (“ROE”) is less than 20% per annum.

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

The Group Staff Stock Issue Scheme (2006) was established under profit sharing legislation and approved by the Revenue Commissioners in Ireland. All Irish resident employees (including executive directors of the Bank and of participating companies) are eligible to participate in the scheme. As presently implemented the scheme allows the Group to make an award of free stock up to a maximum of 6% of the salary of eligible employees in any one year, up to a ceiling of €12,700. Subject to being held in trust for a period of three years, the stock is passed to the employee tax free and is thereby a very tax efficient mechanism for creating employee stock ownership. The amount of stock allocated by the directors reflects the Group’s performance but cannot exceed 5% of the consolidated profits of the Group in any year. The Stock Incentive Plan (2003) approved by the Inland Revenue of the UK, makes similar provisions for employees of the Group or any participating company resident in the UK.

All of the above stock issue and stock option schemes are subject to a range of flow rate controls approved by the stockholders and which conform to current institutional investor guidelines.

11.	Directors’ and Officers’ Liability Insurance

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

TAXATION

The following summary of certain consequences to US holders (as defined below), or as in the case of Irish taxation, to eligible US holders (also as defined below) of the purchase, ownership and disposition of ADSs or units of ordinary stock deals only with US holders that hold ADSs or units of ordinary stock as capital assets for Irish and US Federal income tax purposes and does not deal with special classes of holders, such as dealers in securities, traders in securities that elect to use a mark to market method of accounting for their securities holdings, tax-exempt organisations, life assurance companies, persons liable for alternative minimum tax, persons that actually or constructively own 10% or more of the voting stock of the Group, persons that hold units of ordinary stock or ADSs as part of a straddle or a hedging or conversion transaction, or US holders or eligible US holders whose functional currency is not the US dollar. While the summary discussion relates to material matters relevant to the tax laws of the US and Ireland, all holders should consult their own tax advisors as to the Irish, US or any other tax consequences of the purchase, ownership and disposition of an interest in ordinary stock or ADSs including the effect of any foreign state or local tax laws as they apply to their particular circumstances.

This summary is based (i) on the income tax treaty between Ireland and the US (the ‘Tax Treaty’), tax laws, regulations, administrative rulings and court decisions of Ireland and the US, all as currently in effect and all subject to change at any time, perhaps with retroactive effect, and (ii) in part, on representations of the Depositary, and assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

If a partnership holds the ordinary stock or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ordinary stock or ADSs should consult its tax advisor with regard to the US federal income tax treatment of an investment in the ordinary stock or ADSs.

For purposes of this discussion, a ‘US holder’ is a beneficial owner of ADSs or units of ordinary stock that is, for US Federal income tax purposes, (i) a citizen or resident of the US, (ii) a US domestic corporation or an entity taxable as a corporation, (iii) an estate whose income is subject to US Federal income tax regardless of its source, (iv) a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.

For purposes of this discussion, an ‘eligible US holder’ is a US holder that is (i) not a resident of Ireland for purposes of Irish taxes, (ii) not engaged in a trade or business in Ireland through a permanent establishment and (iii) otherwise eligible for benefits under the Tax Treaty with respect to income and gain from units of ordinary stock or ADSs.

For purposes of the Tax Treaty and the US Internal Revenue Code of 1986, as amended (the ‘Code’), US holders will be treated as the beneficial owners of the ordinary stock underlying the ADSs represented by the ADRs.

Irish Taxation

Dividends paid by an Irish resident company do not carry a tax credit and are generally subject to Dividend Withholding Tax (‘DWT’) at the standard rate of income tax, currently 20%. This could include dividends paid by the Group with respect to ordinary stock or ADSs. There are a number of exemptions available from DWT including: (i) for ordinary stock, where the recipient is an eligible US holder who completes a relevant declaration and submits same to the Group’s Registration Department prior to the due date of payment of the relevant dividend; and (ii) in relation to dividends paid with respect to ADSs as evidenced by an ADR, where the beneficial holder’s address on the register of depositary receipts is located in the US and is held by the Bank of New York or other ‘qualifying intermediary’ as defined in section 172E Irish Taxes Consolidation Act 1997 (or see list at http://www.revenue.ie/leaflets/dwtinfv3.pdf.) or by any intervening ‘specified intermediary’ as defined in section 172F Irish Taxes Consolidation Act 1997.

An eligible US holder that receives a dividend which has been subjected to DWT may, in certain circumstances, claim repayment of the DWT by making an application to the Irish Tax Authorities in accordance with provisions of Irish law. Under the provisions of Irish law an eligible US holder, who is not under the control (direct or indirect) of a person or persons who are Irish resident, is exempt from Irish tax on dividends paid by the Group. Where entitlement to a full repayment under these provisions cannot be established, the procedures outlined in the immediately following paragraphs will apply.

The Tax Treaty limits the Irish tax liability of an eligible US holder (that is unable to claim repayment of the full DWT under provisions of Irish law) in respect of a dividend paid by the Group to 15% of the gross amount. Consequently such holder may claim repayment from the Irish Tax Authorities, in accordance with the Treaty, of the amount of DWT in excess of 15% of the sum of the cash dividend and the related DWT.

Gain on Disposition:  A gain realised on the disposition of ADSs or units of ordinary stock by a US holder who is not resident or ordinarily resident in Ireland for Irish tax purposes is not subject to Irish Capital Gains Tax unless such ADSs or units of ordinary stock are held in connection with a trade or business carried on by such holder in Ireland through a branch or agency.

Irish Stamp Duty:  Section 90 of the Irish Stamp Duties Consolidation Act 1999 exempts from Irish stamp duty transfers of ADRs where the ADRs (or the underlying securities they represent) are dealt in and quoted on a recognised stock exchange in the US. The ordinary stock that is listed and traded on the New York Stock Exchange in the form of ADSs, evidenced by ADRs, falls within this exemption.

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

US Federal Income Taxation

Dividends:  Under the Code and subject to the PFIC rules discussed below, the gross amount of any dividend (including any related applicable DWT) paid by the Group to a US holder out of its current or accumulated earnings and profits (as determined for US Federal income tax purposes) is subject to US Federal income taxation. Dividends paid to a non-corporate US holder in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to the holder at a maximum federal tax rate of 15% provided that the ADSs or units of ordinary stock are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by the Group with respect to its ADSs or units of ordinary stock generally will be qualified dividend income. The dividend will not be eligible for the dividends received deduction generally allowed to corporations. The amount of any dividend will be the US dollar value of the euro payment (determined at the spot US dollar / euro exchange rate) on the date of actual or constructive receipt by the US holder, in the case of units of ordinary stock, or by the Depositary in the case of ADSs, regardless of whether the payment is converted into dollars. Gain or loss, if any, recognised by a US holder on the sale or disposition of euros as a result of currency exchange rate fluctuations generally will be ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income and generally will be income or loss from sources within the US for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US Federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US holder’s basis in the ADSs or units of ordinary stock and thereafter as capital gain.

Subject to certain limitations, any Irish tax (including DWT) withheld and paid over to Ireland will be creditable against the US holder’s US Federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% federal tax rate. To the extent a refund of the tax withheld is available to a US holder under Irish law or the Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against a US holder’s US Federal income tax liability.

Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to separate classes of income. Dividends paid by the Group with respect to ADSs or units of ordinary stock in taxable years beginning before January 1, 2007, are foreign source ‘passive’ income or, in the case of certain US Holders, ’financial services’ income and in taxable years beginning after December 31, 2006, ‘passive’ income or ‘general’ income. In either case, foreign tax credits allowable with respect to each class of income cannot exceed the US Federal income tax otherwise payable with respect to such class of income. US holders should consult their own tax advisors concerning the implications of US foreign tax credit rules in light of their particular circumstances.

Gain on Disposition:  Subject to the PFIC rules discussed below, upon the sale, exchange or other disposition of ADSs or units of ordinary stock, a US holder will recognise gain or loss, if any, equal to the difference between the US dollar amount realised upon the sale, exchange, or other disposition and the US holder’s tax basis in the ADSs or units of ordinary stock. Such gain or loss generally will be capital gain or loss. Capital gain of a non-corporate US holder that is recognised in taxable years beginning before January 1, 2011 is generally taxed at a maximum federal tax rate of 15% where the US holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

The Group believes that ADSs and units of ordinary stock should not be treated as stock of a Passive Foreign Investment Company (“PFIC”) for US federal income tax purposes with respect to current or future taxable years, but this conclusion is a factual determination that is made annually and thus may be subject to change. If, contrary to the Group’s belief, the Group were to be treated as a PFIC, a gain realised on the sale or other disposition of a US holder’s ADSs or units of ordinary stock would in general not be treated as a capital gain. Instead, a US holder would be treated as if it had realised such gain and certain “excess distributions” ratably over its holding period for the ADSs or units of ordinary stock and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a US holder’s ADSs or units of ordinary stock will be treated as stock in a PFIC if the Group were a PFIC at any time during such US holder’s holding period in its ADSs or units of ordinary stock. Dividends received by a US holder from the Group will not be eligible for the special tax rates applicable to qualified dividend income if the Group is treated as a PFIC with respect to such US holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

US and Irish Estate and Gift Taxation

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

There is no gift and inheritance tax convention between the US and Ireland. Although an estate tax convention between the two countries was ratified in 1951, estate duty was abolished in Ireland in 1975. However, both US and Irish Revenue authorities accept that inheritance tax is a tax of a similar nature to estate duty and therefore the Convention is applicable to Irish inheritance tax. Under the Code any such inheritance tax payable in Ireland may be allowed as a credit, subject to certain limitations, against so much of the US Federal estate tax as is payable on the same property. The Convention does not apply to Irish gift tax.

US Federal gift tax may apply to gifts of ADSs or units of ordinary stock subject to certain thresholds and exemptions. No credit against US Federal gift tax for Irish gift tax paid on the same property is allowable.

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

RELATIONS WITH STOCKHOLDERS

Communication with stockholders is given high priority. The Group seeks to provide through its Annual Report a balanced, clear assessment of the Group’s performance and prospects. It also uses its internet website, (www.bankofireland.com) to provide investors with the full text of the Annual and Interim reports, the Form 20-F (which is filed annually with the US Securities and Exchange Commission) and with copies of presentations to analysts and investors as they are made, so that information is available to all stockholders. Annual and interim results presentations are webcast live so that all stockholders can receive the same information at the same time. Additionally, the “Investor Information” section on the Group’s website is updated with all Stock Exchange releases as they are made by the Group. The outcome of every general meeting of the Group, including detailed voting results, is published on the Group’s website.

The Group has an active and well developed Investor Relations programme, which involves regular meetings by the Group Chief Executive, members of his senior executive team and the Head of Investor Relations with the Group’s principal institutional stockholders and with financial analysts and brokers. The Directors are kept informed on investor issues through regular reports from Group Investor Relations on the outcome of these meetings; in addition, the Governor meets with major stockholders independently of the executive team. All meetings with stockholders are conducted in such a way so as to ensure that price sensitive information is not selectively divulged. The Governor also gathers the views of institutional stockholders, through the Group’s brokers and advisers, and presents feedback to the Court. In addition, all Directors are encouraged and facilitated to hear the views of investors and analysts at first hand through their participation in conference calls following major announcements. The Court concluded that the objective of keeping Directors fully informed on stockholder views was achieved in 2007/2008.

The Governor and / or the Senior Independent Director are available to stockholders if they have concerns that cannot be resolved through the normal channels and it is Group policy to facilitate any major stockholder who wishes to discuss any issue with the Governor or the Senior Independent Director.

The Group’s policy is to make constructive use of the Annual General Court and all stockholders are encouraged to participate. Stockholders are given the opportunity to ask questions at the Annual General Court. The notice of the Annual General Court is issued at least 20 working days before the meeting in line with the requirements of the Combined Code. At the Annual General Court separate resolutions are proposed on each substantially separate issue and voting was conducted electronically by way of poll at the Annual General Court in July 2007. The votes for, against and abstaining, on each resolution, including proxies, were immediately provided to those in attendance and were posted on the Group’s website following the meeting. It is usual for all Directors to attend the Annual General Court and to be available to meet stockholders and for the chairmen of the Group Audit Committee, the Group Nomination and Governance Committee and the Group Remuneration Committee to be available to answer relevant questions. In addition a ‘Help Desk’ facility is available at the meeting to assist stockholders to resolve any specific queries they may have.

Item 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risks are unexpected future events that could influence the achievement of the Group’s strategic, financial, capital or other objectives. One of the Group’s core business objectives is to engage in calculated, profitable risk taking, applying strong risk management skill to ensure risk diversification and the achievement of targeted returns. Proactive identification and management of risk is therefore central to delivery of the Group’s strategy and underpins operations throughout the Group.

Risk Management Approach

The Group follows an integrated approach to risk management to ensure that all material classes of risk are taken into account and that its risk management and capital management strategies are aligned with its overall business strategy. This integrated approach is set out in the Group Risk Framework, which is approved by the Court of Directors. It identifies the Group’s formal governance process around risk and the approach to risk identification, assessment, analysis and reporting.

Risk Governance

•  The Court of Directors

The Court of Directors is responsible for approving high level policy and strategic direction in relation to the nature and scale of risk that the Group is prepared to assume to achieve its corporate objectives. The Court ensures that an appropriate system of internal control is maintained and reviews its effectiveness.

Specifically the Court:

•	approves the Group’s risk appetite and top down loss tolerance guidepoints;

•	approves other key high level risk limits as required by risk policies (e.g. Value at Risk (VaR) limits);

•	approves the terms of reference, operating parameters and membership of the Group Risk Policy Committee (GRPC);

•	approves the Group Risk Framework and the Group’s credit policy and high level principles governing market and liquidity risk, including material changes thereto;

•	reviews regular reports on the size and composition of key risks; and

•	reviews the proceedings of the GRPC.

•  Group Risk Policy Committee

The GRPC, which is chaired by the Group Chief Risk Officer (GCRO), is the executive committee with responsibility for risk management. Its membership includes Executive Directors and it operates as a sub committee of the Court. The GRPC exercises authority delegated by the Court to approve business initiatives that have material implications for the level or composition of risk, and which are consistent with high level policy approved by the Court. In addition to considering specific risk issues, the GRPC is responsible for reviewing overall Group risk on a portfolio basis. The GRPC, in turn, delegates specific responsibility for oversight of the major classes of risk to specific committees that are accountable to it. These committees are:

•	Group Credit Committee (GCC) — approval of all large credit transactions

•	Portfolio Review Committee (PRC) — assessment of the composition of the Group’s loan portfolio, concentration risk and identification of unused risk appetite

•	Group Asset and Liability Committee (ALCO) — oversight of interest rate, market and liquidity risk, capital and funding

•	Group Liquidity Committee — management of the liquidity and funding positions of the Group. This committee is invoked during periods of market disruption

•	Risk Measurement Committee (RMC) — governance of credit risk measurement and risk model validation

•	Group Regulatory and Operational Risk Committee — governance of regulatory and operational risk

•	Group Equity Underwriting Committee — approval of equity underwriting transactions

•	Private Equity Governance Committee — approval of equity investments

•	Group Tax Committee — approval of tax based transactions and oversight of tax policy

•	Basel II Steering — governance and oversight of Basel II Programme.

Group Internal Audit (GIA) provides independent assurance on the continued effectiveness of the Group’s control environment.

Risk Management Structure & Organisation

The organisational structure for risk management is designed to facilitate reporting and escalation of risk concerns from business units and risk functions upwards to the GRPC and the Court of Directors, and conveying approved risk management policies and decisions from the Court and the GRPC to business units.

In addition, while Finance is responsible for Asset and Liability Management (which includes Capital Management), there is close collaboration with Group Risk on the risk aspects of these responsibilities.

•  Group Chief Risk Officer

The Group Risk function is headed by the Group Chief Risk Officer (GCRO), who is a member of the Group Executive Committee (GEC).

The GCRO reports directly to the Group Chief Executive and is responsible for oversight of all risk categories, the formulation of risk appetite recommendations, development of policies and establishment of integrated Group wide risk measurement and management standards. As owner of the risk management framework, the GCRO leads a team of functional experts who work together to identify, measure, analyse, monitor, control and report on risks across the Group.

In addition to the core responsibility of risk oversight, the GCRO provides independent advice and constructive challenge to the GEC in the support of risk informed business decisions. This involves acting as an enabler of well structured business growth opportunities that can be shown to fit within the Group’s risk appetite.

•  Central Risk Management Functions

The Group’s approach to Risk Management is based on line management having primary responsibility for management of risk in individual businesses. To balance individual responsibility, risk is subject to independent oversight and analysis by four centrally based risk management functions reporting to the GCRO:

•	Credit Risk

•	Market Risk

•	Group Regulatory and Operational Risk

•	Group Risk Office

Risk specialists within the risk management functions assist the GCRO in the formulation of risk policy and strategy, which are approved through the Group risk governance framework.

•  Business Risk Management

A key principle of risk management within the Group is the reliance on individual responsibility. Business managers are accountable for identifying and controlling risk in their own business areas, assisted, where appropriate, by risk specialists. Overall guidance is provided by the Group Risk Management functions.

Risk Strategy and Appetite

Risk strategy is an essential component of strategic planning. The Group sets out its corporate business objectives in its 5 Year Strategic Plan and annual Operating Plan / Budget. The risk strategy describes the principles that underpin the Group’s approach to managing risks arising from its business activities. In principle, risks are accepted if:

•	the risks represent an attractive investment from a risk return perspective;

•	they are aligned with Group strategy;

•	the Group has the skilled resources to analyse and manage the risks;

•	stress and scenario testing around the risks exist, and are satisfactory;

•	governance structures have been defined; and,

•	new product approval processes capture the risks.

Appetite for particular levels of risk is defined and measures are adopted to identify, assess and manage risks within appetite parameters. The Group’s risk appetite is determined on the basis that it aims to deliver sustainable growth through the pursuit of business opportunities that can be managed effectively. It is conditioned by the Group’s dividend policy, target debt rating, the need to protect access to funding and capital, by the economic and competitive climate (both national and international), and by the need to protect the Group’s core franchise.

The Group defines how much risk it is willing to take based on three fundamental principles:

Ensure Short Term		Protect the Long
Financial Stability	Maintain Capital Levels	Term Group Franchise

Setting top down loss tolerance guide points to protect against undesired earnings volatility	Ensuring that economic and regulatory capital are in line with target capital levels	Ensuring support to the Group’s strategy and future growth by maintaining target debt rating, and protecting access to/cost of funding, market position and reputation

To ensure that it operates within its risk appetite, the Group assesses the risks in its existing businesses and prospective business plans and estimates possible financial earnings volatility and associated capital requirements.

The Group’s risk appetite is set out in its Risk Appetite Statement which is approved by the Court of Directors on the recommendation of the GRPC and reviewed annually.

Principal Risks and Uncertainties Facing the Group

Risks facing the Group are identified and assessed at least annually through the Group’s Comprehensive Risk Identification process. The results of this assessment drive the Group’s risk management actions.

Risks that are deemed material are included in the Group Risk Framework, owner(s) identified, appropriate policies put in place and a formalised measurement and management process defined and implemented. The Group may set aside capital in order to mitigate the risk, or determine that other mitigants may be more appropriate.

The principal material risks managed by the Group are shown below; the Group’s approach to the management of these risks is set out on pages 110 to 123.

Credit Risk:  defined as the risk of loss resulting from a counterparty being unable to meet its contractual obligations to the Group in respect of loans or other financial transactions. This risk includes concentration risk and country risk, among others.

Market Risk:  the risk of loss in Group income or net worth arising from potential adverse change in interest rates, exchange rates or market prices.

Life Insurance Risk:  the risk of loss from volatility in the amount and timing of claims caused by unexpected changes in mortality, morbidity and longevity.

Operational Risk:  the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events and outsourcing arrangements. In the case of legal and contractual risk, this includes the risk of loss due to litigation arising from errors, omissions, and acts by the Group in the conduct of its business.

Liquidity Risk:  the risk that the Group will experience difficulty in financing its assets and meeting its contractual payment obligations, or will only be able to do so at an unacceptable cost.

Regulatory Risk:  arising from a failure to comply with the laws, regulations or codes applicable to the financial services industry in the jurisdictions within which the Group operates. Regulatory risk also includes, among others, tax compliance risk, which is the risk of loss due to non compliance with tax legislation and the Group’s tax policy.

In addition to the risks listed above, the Group also manages:

Pension Risk:  the risk that the value of the liabilities of the Group’s defined benefit pension schemes would exceed the value of the schemes’ assets to such a degree that the Group would elect to make unanticipated contributions to reduce the deficit.

Business and Strategic Risk:  the risk of loss due to uncertainty in profits or revenue that damages the franchise or operational economics of the business. It includes volatility caused by changes in the competitive environment, new market entrants, new products or failure to develop and execute a strategy or anticipate or mitigate related risk.

Model Risk:  the risk that the Group’s suite of risk models inaccurately measures the Group’s exposures, resulting in the mispricing of deals, holding inadequate regulatory capital and being subject to economic, regulatory and/or market censure.

Reputation Risk:  the risk to earnings arising from adverse perception of the Group’s image on the part of customers, counterparties, stockholders, investors or regulators.

For each of the material risks, Group Risk identifies a risk owner. While business units remain responsible for the identification and management of risk in their business, risk management functions are responsible for establishing a risk control framework. Under the Group Risk Framework, risk owners ensure that:

•	a policy is in place for the risk they have ownership of;

•	exposure to the risk is correctly identified, assessed according to the Group’s materiality criteria, and reported upon; and

•	identified risk events are appropriately managed or escalated.

The Group is also exposed to, among other things, unfavourable changes in economic conditions, which could impact profits.

On a quarterly basis, the GCRO assesses the economic environment to which the Group is exposed, with input from the Group’s Chief Economist, risk functions and business managers. This assessment is reported to the GRPC and the Court.

The Group’s Capital Management function assesses the impact of the most material risks on the Group’s capital ratios.

Concentration Risk

In addition to reviewing these risk classes in aggregate and the individual exposures within each risk class independently, the Group assesses potential risk concentrations. As with any lending institution, the largest concentrations of risk occur with credit risk.

Credit concentration risk is the risk of loss due to exposures to a single entity or group of entities engaged in similar activities and having similar economic characteristics and / or dependencies that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Undue concentrations could lead to increased volatility in the Group’s expected outcomes. It is the policy of the Group to avoid, where possible, undue concentrations of counterparty, industry / sector, product, geography or other forms of significant connected risk in its credit books. In order to avoid risk concentrations, monetary risk limits and guide points are set by the GRPC. The PRC is charged with monitoring emerging credit risk concentrations and with directing actions to avoid unacceptable concentrations.

Macro Risk Identification

In addition to the Comprehensive Risk Identification process, the greatest risks facing the Group are identified on a half yearly basis through a process led by the GCRO with input from members of the GEC and the GRPC to identify and assess the top macro risks using the following criteria:

i) the severity of the risk in terms of materiality and the length of time it would take the Group to recover;

ii) the likelihood of the risk occurring; and

iii) the impact of the risk, taking mitigants and likelihood into account.

The GRPC and the GEC members use this assessment to agree the greatest risks which are presented to the Court half yearly for its consideration.

Risk Monitoring

Responsibility for risk monitoring lies primarily with each business unit head. The specific processes for monitoring, reporting and reviewing risks are set out in the relevant policy documents. At Group level, the risk monitoring and review process is the responsibility of the GRPC and its operating sub-committees.

The GRPC and the Court of Directors regularly review capital and key risk indicators, to assess the degree to which the Group is operating within its risk appetite, loss tolerance and other specific risk limits. This is in addition to detailed risk information regularly reviewed by the Group’s risk functions and by business units.

Risk Measurement

Risk management systems are in place to facilitate measuring, monitoring and analysis of risk. These systems are in line with good practice and designed to ensure compliance with regulatory requirements.

•  Economic Capital

The Group has elected to use Economic Capital (Ecap) as the common metric by which risk is assessed, risk based budgets and strategic plans are articulated and an internal risk based capital framework applied. Ecap is used internally for capital planning as well as for the calculation of risk adjusted returns. The common measure of return on risk used by the Group is Risk Adjusted Return on Economic Capital (RAROC).

•  Stress Testing and Scenario Analysis

As a core part of its risk management framework, relevant risks are subject to scenario based stress tests to examine the impact of extreme but plausible events. The tests are applied to current risk positions and also to projected positions envisaged in the strategic plan, taking into account expected management action. Impacts are measured in terms of potential losses, liquidity position, and regulatory and economic capital ratios.

The stress tests assist the GRPC and the Court in determining whether the Group would be comfortable with the possible financial consequences of a set of macroeconomic scenarios, taking into account the Group’s target capital ratios, dividend cover and loss tolerance.

Risk Reporting

The GCRO presents a Quarterly Risk Report to the GRPC and the Court. The report comments on the risk environment in which the Group is operating and includes an assessment of all material risks, the current list of which is set out on page 108.

Management of Principal Risks

CREDIT RISK

Definition

Credit Risk is defined as the risk of loss resulting from a counterparty being unable to meet its contractual obligations to the Group in respect of loans or other financial transactions.

Credit risk comprises default risk, recovery risk, counterparty risk, the credit risk in securitisation, cross border (or transfer) risk, credit concentration risk and settlement risk.

How Credit Risk Arises

The Group’s typical customer base includes retail customers, financial institutions and commercial entities. The Group is exposed to credit risk as a result of the financial transactions it enters into with them.

The main types of financial transaction the Group enters into and which give rise to credit risk are loans and advances. The Group is also exposed to credit risk through its debt securities and derivatives activity. In addition, credit risk arises in Bank of Ireland Life, primarily in relation to its reinsurance activities.

In relation to loans and advances, credit risk arises as a result of amounts the Group has actually lent and amounts which the Group has committed to lend. Such commitments take a number of forms, the key ones are as follows: undrawn loans and overdrafts, guarantees, performance bonds and letters of credit. As regards commitments, the Group could potentially suffer loss to an amount equivalent to its total unused commitments. However, the Group does not expect to incur losses to that extent as most retail commitments can be cancelled and commitments of a commercial nature are entered into subject to the customer continuing to achieve specific credit standards.

The nature of the Group’s exposure to credit risk and the manner in which it arises, its objectives, policies and processes for managing credit risk and the methods it uses to measure credit risk remain materially unchanged from the previous reporting period and are outlined below.

Credit Risk Management

•  Credit Policy

The core values governing the provision of credit are contained in the Group Credit Policy, which is approved by the Court on the recommendation of the GRPC. Business unit credit policies, approved by the GRPC / Head of Group Credit as appropriate, define in greater detail the credit approach appropriate to the units concerned, taking account of the markets in which they operate and the products they provide. Procedures for the approval and monitoring of exceptions to policy are included in policy documents. In a number of cases, business unit policies are supplemented by sectoral credit policies.

•  Lending Authorisation

The Group’s credit risk management systems operate through a hierarchy of lending authorities, which are related to internal loan ratings. All exposures above certain levels require approval by the Group Credit Committee (GCC), other exposures are approved according to a system of tiered individual authorities. Individuals are allocated lending limits according to credit competence, proven judgment, experience and the nature and scale of lending in their business unit.

Material lending proposals are referred to credit units for independent assessment, formulation of a recommendation and subsequent adjudication by the applicable level of approval authority.

Lending caps are put in place when it is considered appropriate to limit exposure to certain sectors. Group Credit Review, an independent function within Group Credit, reviews the quality and management of risk assets across the Group and reports to the GRPC on a quarterly basis.

•  Credit Related Commitments

The Group classifies and manages credit related commitments as follows:

Guarantees and standby letters of credit: irrevocable commitments by the Group to make payments at a future date in specified circumstances on behalf of a customer. These instruments are assessed on the same basis as loans for credit approval and management.

Performance or similar bonds and guarantees: group undertakings on behalf of a customer to deliver funds to a third party in specified circumstances should the customer fail in their obligations to the third party. These instruments are assessed on the same basis as loans for credit approval and management.

Documentary and commercial letters of credit: written undertakings by the Group on behalf of a customer authorising a third party to draw drafts or payment instruments on the Group to a stipulated amount under specific terms and conditions. Also, situations where the Group confirms / guarantees to a foreign bank in respect of export letters of credit. These instruments are collateralised by the underlying shipment of goods to which they relate. These instruments are assessed on the same basis as loans for credit approval and management.

Commitments: unused elements of authorised credit in the form of loans, guarantees or letters of credit, where the Group is potentially exposed to loss in an amount equal to the total unused commitments. The likely amount of loss is less than the total unused commitments, as most commitments are contingent upon customers maintaining specific credit and performance standards. These instruments are assessed on the same basis as loans for credit approval and management.

Letters of offer: where the Group has made an irrevocable offer to extend credit to a customer and the customer may or may not have confirmed acceptance of the offer on the terms outlined, the exposure is assessed on the same basis as loans for credit approval and management. The exposure to credit risk is considerably less than the face value of offer letters, as not all offers will be accepted.

•  Derivatives

Credit risk exposure arising from derivative instruments is managed as part of the overall lending limits with customers.

Credit risk exposure on derivative transactions is calculated using a methodology that estimates the maximum cost of rewriting the contract in the event of counterparty default. This credit risk exposure is managed as part of the overall lending limits with customers, together with potential exposures from market movements. The credit process limits gross derivative positions. Collateral, other security or margin deposits may be required from counterparties.

•  Country Risk

The Group is exposed to country risk as a result of the increasing international focus of the Group’s specialist niche businesses. Country risk exposures are managed within a framework approved by the Court annually.

•  Settlement Risk

Settlement risk arises in any situation where a payment in cash, securities or equities is made in expectation of a corresponding receipt in cash, securities or equities. Daily settlement limits are established for each counterparty to cover the aggregate of all settlement risks arising from the Group’s market transactions on any single day.

Credit Risk Measurement

The use of internal credit rating models, which measure the degree of risk inherent in lending to specific counterparties, is central to credit risk management within the Group.

The primary model measures used to assess credit risk are:

1. Probability of Default (PD): the probability of a given counterparty defaulting on any of its borrowings from the Group;

2. Loss Given Default (LGD): the loss incurred on a specific transaction should the borrower default, expressed as a percentage of Exposure at Default (see below);

3. Exposure at Default (EAD): the exposure the Group has to a defaulting borrower at time of default; and

4. Maturity (M): the contractual or estimated time period until an exposure is fully repaid or cancelled.

These measures are fully embedded in, and form an essential component of, the Group’s daily and strategic credit risk management and credit pricing.

Where appropriate, an independent unit validates internal credit risk models from a performance and compliance perspective annually. This unit reports to the RMC.

Risk modelling is also applied at a portfolio level in the Group’s credit businesses to guide economic capital allocation and strategic portfolio management.

The measures to calculate credit risk referred to above are used to calculate expected loss. A different basis is, however, used to derive the amount of incurred credit losses for financial reporting purposes. For financial reporting purposes, impairment allowances are recognised only with respect to losses that have been incurred at the balance sheet date based on objective evidence of impairment. This alternative basis of measurement means that the amount of incurred credit losses shown in the financial statements differs from expected loss.

Credit Risk Mitigation

An assessment of the borrower’s ability to service and repay the proposed level of debt is undertaken for credit requests and is a key element in the Group’s approach to mitigating risk. In addition, the Group mitigates credit risk through the adoption of both proactive preventative measures, (e.g. controls and limits) and the development and implementation of strategies to assess and reduce the impact of particular risks, should these materialise (e.g. hedging, securitisation and collateralisation).

•  Controls and Limits

Currently the Group imposes risk control limits and guide points to mitigate significant concentration risk. These limits and guidepoints are informed by the Group’s loss tolerance guidepoints and are set in the context of the Group’s risk strategy and risk appetite.

The GRPC approves country maximum exposure limits annually based on internal country risk rating models supported by external ratings.

Bank maximum exposure limits are also approved annually by the GRPC for each rating category based on credit risk modelling techniques combined with expert judgement.

•  Risk Transfer and Financing Strategies

The objective of risk mitigation / transfer is to limit the risk impact to acceptable (quantitative and qualitative) levels and protect Group income streams. The Group uses appropriate risk transfer and financing strategies to protect against risk concentrations that might arise from its business activities.

Where the risk review process indicates the possible emergence of undue risk concentrations, the GCRO will explore and recommend appropriate risk transfer and mitigation options to the PRC. These options may include hedging strategies and securitisation programmes.

The Group currently makes very limited use of hedging strategies or credit derivatives for risk mitigation purposes. A number of securitisation transactions for residential mortgages and a small collateralised debt obligation (CDO) vehicle for leveraged loans have been undertaken. While there are some risk transfer characteristics inherent in the structures, the primary purpose of these initiatives was for regulatory capital and liquidity management.

•  Collateral

Credit risk mitigation includes the requirement to obtain collateral, depending on the nature of the product and local market practice, as set out in the Group’s policies and procedures. The nature and level of security required depends on a number of factors, including but not limited to the amount of the exposure, the type of facility provided, the term of the facility, the amount of the borrower’s own cash input and an evaluation of the level of risk or probability of default.

A variety of types of collateral are accepted including property, securities, cash, guarantees and insurance, grouped broadly as follows:

•	Financial collateral (lien over deposits, shares, etc.)

•	Residential and commercial real estate

•	Physical collateral (plant & machinery, etc.)

•	Other collateral (debtors, guarantees, insurance, etc.)

The Group’s requirements around completion, valuation and management requirements for collateral are set out in appropriate Group or business unit policies and procedures.

As operationally impracticable, the Group has availed of the option under IFRS 7 not to disclose the fair value of collateral held against past due or impaired financial assets.

•  Master Netting Arrangements

The Group reduces its exposure to credit losses by entering into master netting arrangements with counterparties with which it undertakes a significant volume of transactions. Master netting arrangements do not generally result in an offset of balance sheet assets and liabilities, as transactions are usually settled on a gross basis. However, the credit risk associated with favourable contracts is reduced by a master netting arrangement, to the extent that, if a default occurs, all amounts with the counterparty are terminated and settled on a net basis.

•  Credit Risk Avoidance

The Group chooses not to assume certain types of credit risk exposure by not operating in particular markets, avoiding particular business activities and/or not selling particular products and services.

Loan Loss Provisioning

The Group’s impairment provisioning methodologies are compliant with International Financial Reporting Standards (IFRS). International Accounting Standard (IAS) 39 requires that an incurred loss approach be taken to impairment provisioning.

All credit exposures, either individually or collectively, are regularly reviewed for objective evidence of impairment; where such evidence of impairment exists, the exposure is measured for an impairment provision. The criteria used to determine that there is objective evidence of impairment include:

•	Delinquency in contractual payments of principal or interest;

•	Cash flow difficulties;

•	Breach of loan covenants or conditions;

•	Deterioration of the borrower’s competitive position;

•	Deterioration in the value of collateral;

•	External rating downgrade below acceptable level; and

•	Initiation of bankruptcy proceedings

Specific provisions are created where a shortfall is expected between the amount of the Group’s exposure and the likely recoverable amount. The recoverable amount is calculated by discounting the value of expected future cash flows by the exposure’s original effective interest rate.

Impairment provisions are also recognised for losses not specifically identified but which, experience and observable data indicate, are present in the portfolio at the date of assessment. These are described as Incurred but not Reported (IBNR) provisions. Statistical models are used to determine the appropriate level of IBNR provisions. These models are regularly reviewed, and revised where necessary.

All business units review and confirm the appropriateness of their provisioning methodologies and the adequacy of their impairment provisions on a half yearly basis and their conclusions are reviewed by Group Credit and the GRPC.

MARKET RISK

Definition

Market risk is the risk of loss in Group income or net worth arising from potential adverse change in interest rates, exchange rates or other market prices.

How Market Risk Arises

•  Market Risk Arising from Customer and Wholesale Banking Business

Market risk arises in customer facing banking units mainly on the asset side of the balance sheet through fixed rate lending. At March 31, 2008 the Group had €14 billion of fixed rate lending in euros and €29 billion equivalent in Sterling (March 31, 2007: €11 billion and €27 billion respectively), the major part of which was mortgage lending that is fixed for periods of between 1 and 3 years. These books are hedged by way of maturity matched funding from

Bank of Ireland Global Markets (BoIGM). This exposure is, in turn, substantially eliminated by BoIGM with external markets.

The Group’s wholesale banking activity encompasses funding, debt issuance and the maintenance of a prudent stock of liquid assets. The interest rate risk which arises from wholesale activity is managed using a range of instruments (mainly derivative), including swaps and futures.

•  Discretionary market risk

BoIGM is the sole Group business permitted to take discretionary market risk on behalf of the Group. Discretionary risk is taken in both the Trading and Banking Books in BoIGM. Positions are allocated to the Trading Book in line with the criterion of intent to trade as set out in the EU’s Capital Requirements Directive and are marked to market for financial reporting purposes. Trading Book positions arise in the main from derivative and foreign exchange transactions executed with customers or through the proactive assumption of trading positions in these instruments and markets (pure proprietary trading).

Discretionary risk is also taken in the Banking Book in BoIGM. Banking Book risk positions arise from internal hedging transactions which are not fully or immediately eliminated with the market, from wholesale funding in cash and debt markets and from the management of liquidity. While these positions do not arise from an intent to trade, they are actively monitored and exposures can be reduced or eliminated if market conditions warrant.

The major part of the Group’s discretionary risk is interest rate risk in the euro, Sterling and US dollar markets, assumed in money markets, securities, money and bond futures, swaps and option on futures. The Group’s foreign exchange risk is mainly taken in US dollar / euro, US dollar / Yen and euro / Sterling exchange rates.

•  Structural market risk

Structural interest rate risk arises from the existence of non-interest bearing assets and liabilities on the balance sheet and structural foreign exchange risk arises from the Group’s net investment in its non-euro based subsidiaries. The measurement and management of structural market risk is discussed separately below.

Market Risk Management

The management of market risk in the Group is governed by high level principles approved by the Court and a detailed statement of policy approved by the GRPC. It is a requirement of policy that market risk (both interest rate risk and currency risk) which arises from customer business in the Group’s retail, mortgage, corporate banking and specialist finance businesses is transferred, by way of internal hedging arrangements, to BoIGM.

Discretionary market risk is subject to strict controls which set out the markets and instruments in which risk can be assumed, the types of positions which can be taken and the limits which must be complied with.

The Court of Directors approves an overall Value at Risk (VaR) limit, which is a quantification of the Group’s appetite for discretionary market risk. VaR is discussed below. ALCO approves VaR limits for BoIGM, including limits for interest rate, foreign exchange (fx) and credit spread VaR. Market risk limits are rigorously enforced and compliance is monitored by ALCO.

Market Risk Measurement

•  Bank of Ireland Global Markets

The Group employs a VaR approach to measure, and set limits on, discretionary market risk in BoIGM. This applies to both the Trading and Banking Books. VaR is an estimate of the potential mark to market loss on a set of exposures over a specified time horizon at a defined level of statistical confidence. VaR is measured using a variance covariance matrix approach. Matrices are updated weekly using the Exponentially Weighted Moving Average (EWMA) methodology. This widely used approach gives greater weight to more recent data and, as a consequence, estimates of VaR are more responsive to changes in market conditions.

Management recognises that VaR is subject to certain inherent limitations. The past will not always be a reliable guide to the future and the statistical assumptions employed may understate the probability of large moves. For these reasons, VaR limits are supplemented by a range of controls that includes position limits and loss tolerances. In addition, scenario based stress tests and long run historic simulations, which measure the effect of past periods of market stress (going back to the early 1990s) on current positions, are used to assess and manage discretionary market risk.

The Group measures VaR for a 1 day horizon at the 99% level of statistical confidence. This means that, for a given set of market risk positions on a given day, the Group believes there is no more than a 1% chance of a gain or loss in excess of the VaR number over the following day. In the course of the year ended March 31 2008, the Group changed the basis of its VaR measurement from a 95% to a 99% level of statistical confidence. This was intended to bring market risk measurement into line with representative practice in the Industry.

The Group’s peak, average and end of year 1 day Trading Book VaR in the year ended March 31, 2008 is summarised in the following table:

	Year Ended	Year Ended
	March 31, 2008	March 31, 2007
	€m	€m

Interest Rate VaR
Peak	5.2	4.0
Low	0.9	0.3
Average	2.3	2.0
End Year	2.7	1.7
Fx VaR
Peak	1.8	1.5
Low	0.4	0.3
Average	1.0	0.8
End Year	1.9	0.7

•  Consolidated banking book risk

The Group measures the interest rate risk in its consolidated Banking Book (or non-trading book) by calculating the impact on net interest income of a 1% straight line increase and decrease in short dated interest rates over a period of a year (i.e. 8.3bps per month). This captures the combined effect of changes in interest rates on Banking Book exposures in BoIGM, the maturity and reinvestment of assets held to manage structural interest rate risk and minor frictional risks in business units where market risk is managed at an overall balance sheet level. The 1% change assumes that net asset or liability positions are rolled over from month to month, all spread (basis) relationships remain constant and all assets and liabilities reprice in line with the change in market rates. By convention, the net interest income simulation also assumes no intervention to mitigate the risk arising on these exposures as interest rates change which, although these are not trading positions, would be unrealistic in some circumstances.

The impact on net interest income of a 1% straight line increase and decrease in euro and Sterling interest rates, applied to positions at March 31 2008, is shown in the following table:

	Year Ended	Year Ended
	March 31, 2008	March 31, 2007
	€m	€m

Euro
1% increase	(1.9)	1.1
1% decrease	1.5	(1.3)
GBP
1% increase	(13.9)	10.4
1% decrease	6.3	(12.4)

The sensitivities to interest rate increases and decreases will not necessarily be symmetric to the extent that the yield curve is not flat and is already discounting an increase or decrease in short term rates.

Financial Assets Available For Sale

At March 31 2008, the Group held €29.3 billion in debt securities classified as available for sale financial assets (March 31 2007: €33.4 billion). These securities are held at fair value on the balance sheet and accrual accounted in the income statement. This accounting practice can give rise to a credit or debit to reserves.

Within the total of €29.3 billion, fixed rate government securities amounted to €1.8 billion and the balance consisted of floating rate paper, predominantly bank senior debt and a relatively smaller holding of corporate securities. A 1bp increase in the average yield on the government securities book at March 31 2008 would have reduced its value by €0.5 million (March 31 2007: €2.0 million). A 1bp increase in the average spread to Euribor or Libor of the floating rate book at March 31 2008 would have reduced its value by €6.9 million (March 31 2007: €6.9 million).

Derivatives

A derivative is a financial contract whose value is linked to movements in interest rates, exchange rates, equity or commodity prices or, more generally, to any objectively measured variable agreed between the parties. Derivative markets are an efficient mechanism for the transfer of risk and risk mitigation. The Group uses derivatives to manage the market risks that arise naturally in its retail and wholesale banking activities. In addition, it transacts in derivatives with its business and corporate clients for the purpose of assisting these clients in managing their exposure to changes in interest and foreign exchange rates. Finally, the Group takes discretionary market risk in derivative markets.

The Group also uses credit derivatives, on a very limited basis, within its Trading Book to take exposure to specific and general credit spread movements and in its Banking Book to provide default protection on specific credit exposures.

Further details can be found in note 16 and the accounting policy is set out on pages F-17 and F-18.

•  Policy

The Group’s participation in derivatives markets is subject to policy approved by the Court of Directors and, at a more detailed level, by the GRPC. The Group makes a clear distinction between derivatives which must be transacted on a perfectly hedged basis, and those whose risks can be managed within broader interest rate or foreign exchange books. Since these broader books can be structured to assume some degree of discretionary risk, derivative positions held within them will not necessarily be exactly hedged. Market risk can only be assumed in clearly defined categories of derivative which are traded in well established, liquid markets, supported by industry standard conventions and documentation and valued in accordance with generally accepted methods. Positions can only be taken in instruments which the business can settle, administer and value, and where the risks can be accurately measured and reflected within exposure against limits.

BoIGM is permitted to take discretionary risk in derivatives, such as interest rate futures, bond futures, forward rate agreements, interest rate swaps, credit derivatives, forward foreign exchange and currency swaps. In addition, it is permitted to take exposure in the most widely traded option markets, principally options on futures, caps, floors, swap options (swaptions) and conventional currency options. Transactions in more complex derivatives are typically on a perfectly matched back to back basis. This category consists predominantly of equity index derivatives, used for the purposes of constructing retail savings products whose performance is linked to equity markets.

•  Collateral Agreements

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

Structural Market Risk

Structural interest rate risk arises from the existence of non-interest bearing assets and liabilities on the Group’s balance sheet. These consist mainly of non-interest bearing current accounts plus equity less fixed assets. If these net liabilities were used to fund floating rate assets, the Group’s earnings would fully reflect any variation in interest rates from one reporting period to the next. It is Group policy to invest the major part of these net liabilities in a passively managed portfolio of fixed rate assets with an average life of 4 years and a maximum life of 7 years. This portfolio consists of swaps, fixed rate loans and government bonds and is continuously reinvested to maintain approximately a 4 year average life.

At March 31, 2008, the volume of net liabilities subject to this investment convention was €11.1 billion in euro and €4.4 billion equivalent in sterling (March 31, 2007 €10.2 billion and €5 billion respectively).

Structural foreign exchange (fx) risk is defined as the Group’s non trading net asset position in non-euro currencies. Structural fx risk arises substantially from the Group’s net investment in its sterling based subsidiaries. A structural open position in a particular currency can also be considered to be a measure of that part of the Group’s capital which is denominated in that currency. In considering the most appropriate structural fx position, the Group takes account of the currency composition of its risk weighted assets and the desirability of maintaining a similar currency distribution of capital. This is designed to ensure that capital ratios have a low sensitivity to changes in exchange rates. At March 31, 2008, the Group’s structural fx position was as follows:

	Year Ended	Year Ended
	March 31, 2008	March 31, 2007
	€m	€m

Sterling — net assets	3,693	3,980
US dollar — net assets	280	256

Total structural fx position	3,973	4,236

A 10% depreciation of the euro against Sterling and the US dollar at March 31, 2008 would have resulted in a gain taken to reserves of €397 million (March 31, 2007: gain of €424 million)

Market Risk in Bank of Ireland Life

Market risk in the Group’s life business arises in two areas — nonlinked life assurance business and the value in force (VIF) asset on unit linked insurance contracts. For non-linked life assurance business, market risk arises to the extent that the expected duration of cash flows on the liability side differs from the duration of the matching fixed interest assets. The expected duration of the liabilities is derived from a projection of contractual cash flows based on prudent estimates of mortality, morbidity and voluntary terminations. BoI Life pursues a policy of close asset / liability matching and any difference in the mean duration of assets and liabilities is minimised by buying and selling euro fixed interest government securities. No corporate bonds or equities are held.

At March 31, 2008, the sensitivity of the non-linked portfolio to a 50bps parallel shift in the yield curve was as follows:

	Year Ended	Year Ended
	March 31, 2008	March 31, 2007
	€m	€m

50bps increase	(0.1)	(1.1)
50bps decrease	(0.6)	(1.6)

BoI Life does not bear equity risk directly; this is borne by the unit linked policyholders. However, the VIF asset on unit linked insurance contracts is indirectly affected because the management fees the company receives are related to the value of assets under management. A 5% fall in equity and property markets, applied to the book at March 31, 2008 would reduce earnings by €9 million (March 31, 2007: a reduction of €8 million for the same percentage decline).

Similarly, the company bears indirect exposure to changes in exchange rates through management fees earned on non-euro unit linked funds under management. A 5% increase in the euro against all other currencies midway through the year would reduce earnings by €5 million (March 31, 2007: a reduction of €4 million for the same percentage decline).

More details of the VIF asset are included in the life assurance business note to the financial statements. See note 53 for details.

LIQUIDITY RISK

Definition

Liquidity risk is the risk that the Group will experience difficulty in financing its assets and meeting its contractual payment obligations, or will only be able to do so at an unacceptable cost.

How Liquidity Risk Arises

Liquidity distress is almost invariably associated with a severe deterioration in financial performance, but it can also result from unexpected adverse events or systemic difficulties. The Group has in place a risk management framework to manage liquidity risk.

The Group’s contractual financial liabilities are reported in note 43 to the financial statements, as required by IFRS7.

Liquidity Risk Management

The Group’s exposure to liquidity risk is governed by policy approved by the Court and the GRPC. The operation of this policy is delegated to ALCO. Group Asset and Liability Management, on behalf of ALCO, is responsible for monitoring the liquidity risk of the Group and for the development and monitoring of liquidity policy. BoIGM are responsible for the day to day management of the Group’s liquidity position.

In addition to our internal liquidity risk management processes, the Group complies with the requirements of the Irish Financial Regulator in respect of liquidity management and with the requirements of local regulators in those jurisdictions in which the liquidity requirements apply to the Group.

Liquidity management within the Group consists of two main activities. The first is tactical liquidity management by monitoring current and expected future cash flows to ensure that the Group’s liquidity needs can be met. This is achieved by taking into account the Group’s access to unsecured funding (customer deposits and wholesale funding) and the liquidity characteristics of a portfolio of highly marketable assets that can be easily liquidated as protection against any unforeseen interruption to the Group’s cash flow. The second set of activities is strategic in nature and is focused on assessing the maturity profile of assets and liabilities on the balance sheet and the Group’s debt issuance strategy.

Liquidity Risk Measurement

The Group’s cash flow and liquidity reporting processes provide daily liquidity risk information by designated cash flow categories to management. These processes capture the cash flows from both balance sheet and off balance sheet transactions. In respect of specific products such as customer deposits, mortgage repayments and off balance sheet commitments, the Group applies behavioural adjustments to reflect the Group’s experience of these cash flows based on historical trends. The Court has set a coverage limit for the Group’s net outflows in the 0 to one month period; ALCO has established subsidiary controls.

The marketable assets portfolio represents those securities that can be used to raise liquidity via secured funding transactions. This portfolio is comprised of bank paper, government debt and asset backed securities. The liquidity value of securities is calculated at market value less a margin. In addition the Group has the ability to access secured funding through the tendering operations of central banks.

•  Stress testing and scenario analysis

The Group performs stress testing and scenario analysis to evaluate the impact of stresses on its liquidity position. These stress tests are at both a Group specific and systemic risk level. The stress tests are run at three levels of moderate, serious and severe. The results of the stresses are compared to the tactical actions which the Group can take in such circumstances to correct the position and bring it back in order. Such actions range from selling assets, switching from unsecured to secured funding and adjusting the price the Group would pay for liabilities. The result of the stress testing is reported at regular intervals to the GRPC and the Court.

Liquidity Risk Mitigation

•  Funding diversification

The Group’s strategy is to diversify its funding profile by investor types, regions, instruments and currency of activity. The Group’s core funding resources such as its retail and corporate deposit base as well as its long term capital markets funding form the core of its liability profile. Institutional investors and interbank funding are also important sources of funding.

	March 31,		March 31,
	2008		2007
Balance Sheet Funding	€ billion	%	€ billion	%

Deposits by banks	14	8	21	12
CP/CD’s	27	15	21	12
Securitisation	8	4	11	6
Senior Debt/ACS	26	14	27	16

Wholesale Funding	75	41	80	46
Customer Deposits	86	47	72	41
Capital/Subordinated Debt	14	8	15	8
Other	10	4	8	5

Total	185	100	175	100

Bank of Ireland operates under the robust Liquidity Regime introduced by the Irish Financial Regulator in July 2007. This regime requires that banks have sufficient payment resources (cash inflows and marketable assets) to cover 100% of expected cash outflows in the 0 to 8 day time horizon and 90% of expected cash outflows in the 8 to one month time horizon. The Group continues to maintain a significant liquidity buffer in excess of these requirements. The Group also has in place a liquidity contingency plan which can be activated should the need arise.

Life Insurance Risk

Definition

Life insurance risk is the volatility in the amount and timing of claims caused by unexpected changes in mortality, morbidity and longevity. Mortality risk is the risk of deviations in timing and amounts of cash flows (premiums and benefits) due to the incidence or non-incidence of death. Longevity risk is the risk of such deviations due to increasing life expectancy trends among policy holders and pensioners, resulting in payout ratios higher than what the company originally accounted for. Morbidity risk is the risk of deviations in timing and amount of cash flows (such as claims) due to the incident or non-incident of disability and sickness.

Life Insurance Risk Management

Life insurance risk is taken and managed by Bank of Ireland Life (BoI Life), a wholly owned subsidiary of the Group.

The BoI Life Reinsurance Committee reviews the reinsurance arrangements at least annually and reports to the Audit Committee of BoI Life’s Board on this review. This includes a review of the panel of reinsurers that may be used and the optimal structure of its reinsurance arrangements. The Reinsurance Committee is comprised of senior members of the management team with actuarial and underwriting expertise.

Life Insurance Risk Measurement

The amount at risk on each life assurance policy is the difference between the sum assured and the reserve held. BoI Life calculates this amount for the total portfolio on a quarterly basis.

Risk experience is monitored quarterly. Actual claims experience is compared to the underlying risk assumptions, and risk profits and losses are reported to senior management and reflected in new business pricing and new product design.

Life insurance risk is included in the Quarterly Risk Report presented to the GRPC and the Court by the GCRO. The report details a number of insurance risk measures, including actual claims experience and other early warning indicators, with a comprehensive range of follow up actions depending on the status of each indicator.

Life Insurance Risk Mitigation

BoI Life mitigates the potential impact of insurance risk through the use of reinsurance.

Management of Regulatory and Operational Risk

The Group Regulatory and Operational Risk (GROR) function manages the Group’s risks associated with operations, legal compliance, tax compliance, and compliance with anti money laundering legislation, health and safety and environmental regulations. It also reviews upstream risks in relation to regulatory and operational developments. This function reports to the GCRO with oversight by the Group Regulatory and Operational Risk Committee (GRORC), a sub committee of the GRPC. The objective of the Committee is to:

•	define and identify regulatory and operational risks;

•	devise and implement a framework for management of these risks;

•	report on the status of these risks; and

•	make recommendations to the GRPC on the management of these risks as appropriate.

The Committee also promotes awareness of regulatory and operational risks throughout the Group.

The Head of GROR is responsible for formulating and communicating the risk control framework for the management of regulatory and operational risks and for monitoring the implementation of the framework by business management across the Group. The Head of GROR reports to the GRPC and the Group Audit Committee (GAC) on a half yearly basis.

REGULATORY RISK

Definition

Regulatory risk arises from a failure to comply with the laws, regulations or codes applicable to the financial services industry in the jurisdictions within which the Group operates. Non-compliance has adverse reputational implications and may lead to fines, public reprimands, enforced suspension of operations or, in extreme cases, withdrawal of authorisation to operate.

Management of Regulatory Risk

The Court oversees regulatory compliance with the extensive supervisory and regulatory regimes to which the Group is subject, principally in Ireland, the UK and the US.

The Group manages regulatory risk under an overall framework which is implemented by accountable executives monitored by the GRPC, the GAC and the GRORC, supported by the Group Regulatory and Operational Risk function. The effective management of regulatory compliance is primarily the responsibility of business management.

The Group’s regulatory compliance is governed by policy formulated by the GRORC and approved by the GRPC, on behalf of the Court. This requires the conduct of business in accordance with applicable regulations and with an awareness of regulatory risk by all employees. The Group has established a formal approach to the management of regulatory risk and the objective is the identification, assessment, monitoring and management of regulatory risks. Business units, Divisional compliance and GROR undertake risk based compliance monitoring, and annual compliance monitoring plans are reviewed to reflect changes or emerging regulatory risks. Regulatory compliance reports from business units are analysed and reviewed by GROR and by the GRORC.

OPERATIONAL RISK

Definition

The Basel Committee on Banking Supervision defines Operational Risk for regulatory and supervisory purposes as: “the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.” The Group embodies this definition in its policy on operational risk management.

Management of Operational Risk

It is the responsibility of the Court to ensure that the assets of the Group are safeguarded and that attempted fraud or other irregularities are prevented or detected.

The Group’s exposure to operational risk is governed by policy formulated by the GRORC and approved by the GRPC, on behalf of the Court. The Policy specifies that the Group will operate such measures of risk identification, assessment, monitoring and management as are necessary to ensure that operational risk management is consistent with the approach, aims and strategic goals of the Group, and is designed to safeguard the Group’s assets while allowing sufficient operational freedom to earn a satisfactory return for shareholders.

The Policy document further sets out the responsibilities of management, the requirement for mandatory reporting of incidents and the role of GIA in providing the independent review function.

The Group has established a formal approach to the management of operational risk in the form of the Operational Risk Management Framework. The objective of this framework is the identification, assessment, monitoring and management of operational risks that may impact the achievement of the Group’s business objectives.

The Operational Risk Management Framework is designed to meet the requirements of good Corporate Governance (e.g. Turnbull), the Basel II Accord, the Capital Requirements Directive (CRD) and the Bank for International Settlements (BIS) Sound Practices Guidance. It consists of:

•	Formulation and dissemination of the Group Operational Risk Policy

•	The establishment of organisational structures for the oversight, monitoring and management of operational risk throughout the Group

•	Embedding the operational risk management process in all business and support units throughout the Group

•	Creating awareness throughout the Group of the need to manage operational risk and training of relevant staff in the operational risk management process.

This framework is formally reviewed each year to ensure its continuing appropriateness to manage the Group’s exposure to operational risk.

The Group’s Operational Risk Management Framework is subject to regular audit by GIA.

Operational Risk Management Process

I	II	III	IV	V	VI
Identify Key Business Objectives	Identify Key Procedures and their Enablers/ Dependencies	Identify Key Threats and Key Risk Indicators	Classify Likelihood and Severity of Threat Occurrence	Assess Counter-Measure	Develop Action Plan

The Operational Risk Management Process is in six stages and provides a roadmap from the identification of threats to the achievement of business objectives, through the mitigating effect of controls, to the implementation of remediation and action plans where weaknesses have been identified. It is designed to be iterative in nature to ensure it is continually updated and reflects the current operational risk profile of the Group.

On a half yearly basis, the business and support units formally reassess their operational risk profile and provide a certification to GROR. These reports are analysed and consolidated by GROR, and presented to and reviewed by the Group Regulatory and Operational Risk Committee (GRORC), the GRPC and the GAC. The reporting consists of a number of elements including risk maps and commentary, action plans for the mitigation of highest rated risks and details and analysis of loss events and near misses.

This reporting is supplemented by the submission of management information by the business and support units, and there is a process in place for the immediate reporting of loss events and near incidents which require prompt escalation to senior management.

Mitigation of Operational Risk

The Group manages operational risk under an overall strategy which is implemented by accountable executives monitored by the GRPC, the GAC and the GRORC, supported by the GROR function. Potential risk exposures are assessed and appropriate controls are put in place. Recognising that operational risk cannot be entirely eliminated, the Group implements risk mitigation controls including fraud prevention, information security, contingency planning and incident management. This strategy is further supported by risk transfer mechanisms such as the Group’s insurance programme, where appropriate.

Capital Management

Please see note 56 in the consolidated financial statements for details.

Item 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

Item 13	DEFAULTS, DIVIDEND ARREARAGES & DELINQUENCIES

None.

Item 14  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS & USE OF PROCEEDS

None.

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

(b)	Management’s Report on Internal Control over Financial Reporting

The management of the Group is responsible for establishing and maintaining adequate internal control over financial reporting. The Group’s internal control over financial reporting is a process designed under the supervision of the Group Chief Executive and the Group Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as adopted by the European Union and the IASB.

Management assessed the effectiveness of the Group’s internal control over financial reporting as of March 31, 2008 based on the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of March 31, 2008 the Group’s internal control over financial reporting was effective.

Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers, an independent registered public accounting firm which has audited the consolidated financial statement of the Group for the fiscal year ended March 31, 2008, has also audited the effectiveness of Group’s internal controls over financial reporting. Their report is included herein on page F-3

Item 16

Item 16A	Audit Committee Financial Expert

The Group Audit Committee comprises only independent non-executive Directors. Rather than designating any individual as an audit committee financial expert, the Court has determined that the Committee members’ collective skills enable it to discharge its responsibilities.

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

During the year, the audit committee operated a comprehensive policy on the provision of non-audit services to the Group. This policy provides for the pre-approval of all non-audit services as well as the prohibition on the provision of certain other named services by the Group’s auditor, PricewaterhouseCoopers. Management seeks annual pre-approval for certain categories of services which may be rendered by PricewaterhouseCoopers, along with budgets attaching to each category, which cannot be exceeded without the prior approval of the Committee. Any assignment outside of the approved categories or which would cause fees to exceed the agreed budget must be pre-approved by any one member of the Audit Committee and notified to the Audit Committee for ratification at its next meeting. Management reports quarterly to the Audit Committee the amount of fees actually incurred in respect of each category of service. It is Group policy to subject all major consultancy assignments to a competitive tender process (see note 12 to our consolidated financial statements).

Item 16D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

As at March 31, 2007, 27,049,251 units of Ordinary Stock held by the Group’s life assurance company were categorised as “own shares” and 7,485,975 units of Ordinary Stock were disposed of by the life assurance company during the year to March 31, 2008. No other share purchases or disposals were made during the year.

PART III

Item 17	FINANCIAL STATEMENTS

(Not responded to as Item 18 complied with)

Item 18	FINANCIAL STATEMENTS

Financial Statements

Item 19	EXHIBITS

1.1	—	Charter & Acts (incorporated by reference to Exhibit 1.1 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2001, File No. 1-14452).
1.2	—	Bye-Laws (incorporated by reference to Exhibit 1.2 of the annual report on Form 20-F of the Governor and Company of the Bank of Ireland for the financial year ended March 31, 2001, File No. 1-14452).
4.1	—	Rules of the Bank of Ireland Group Stock Options Scheme — 2004 (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2001, File No. 1-14452).
4.2	—	Rules of the Bank of Ireland Group Long Term Performance Stock Plan (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2001, File No. 1-14452).
4.3	—	Rules of the Bank of Ireland Group Long Term Incentive Plan 2004 and Executive Stock Option Scheme 2004 (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2006, File No. 1-14452).
4.4		Rules of the Bank of Ireland Group Staff Stock Issue 2006 (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2006, File No. 1-14452).
8	—	List of significant subsidiaries — incorporated by reference to page 18 of this Form 20-F.
12.1	—	Certification by the Chief Executive Officer as required by Section 302 of Sarbanes-Oxley Act of 2002.
12.2	—	Certification by the Chief Financial Officer as required by Section 302 of Sarbanes-Oxley Act of 2002.
13.1	—	Certification by the Chief Executive Officer as required by Section 906 of Sarbanes-Oxley Act of 2002.
13.2	—	Certification by the Chief Financial Officer as required by Section 906 of Sarbanes-Oxley Act of 2002.
15.1	—	Consent of Independent Registered Public Accounting Firm.

BANK OF IRELAND GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended March 31, 2008

BANK OF IRELAND GROUP

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations adopted by the European Union (EU) and with those parts of the Companies Acts, 1963 to 2006 applicable to companies reporting under IFRS and Article 4 of the IAS Regulation and the European Communities (Credit Institutions: Accounts) Regulations, 1992. These financial statements have also been prepared in compliance with IFRS issued by the International Accounting Standards Board (IASB).

Irish company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group and of the profit or loss of the Group for that period. In preparing these financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state that the financial statements comply with IFRS adopted by the EU and IFRS issued by the IASB; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the financial statements are prepared in accordance with IFRS and IFRIC interpretations endorsed by the European Union and with those parts of the Companies Acts, 1963 to 2006 applicable to companies reporting under IFRS and Article 4 of the IAS Regulation and the European Communities (Credit Institutions: Accounts) Regulations, 1992. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are also required by the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Irish Financial Services Regulatory Authority to include a management report containing a fair review of the business and a description of the principal risks and uncertainties facing the Group.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Bank’s website. Legislation in Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors confirm that, to the best of each Director’s knowledge and belief:

•	they have complied with the above requirements in preparing the financial statements;

•	the financial statements, prepared in accordance with IFRS as adopted by the European Union and with IFRS as issued by the IASB, give a true and fair view of the assets, liabilities, financial position of the Group and of the profit of the Group; and

•	the management report contained in the Operating & Financial Review and Prospects includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that they face.

BANK OF IRELAND GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Court of Directors and members of The Governor and Company of the Bank of Ireland

In our opinion, the accompanying consolidated income statements and the related consolidated balance sheets, consolidated statements of cash flows and consolidated statements of recognised income and expense present fairly, in all material respects, the financial position of The Governor and Company of the Bank of Ireland (the ‘Group’) and its subsidiaries at March 31, 2008 and March 31, 2007 and the results of their operations and cash flows for each of the three years in the period ended March 31, 2008, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also, in our opinion the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The Group’s management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in ‘Management’s report on internal control over financial reporting’ in the section headed Controls and Procedures appearing under item 15(b) of this Form 20-F . Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our audits which were integrated in 2008 and 2007. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin Ireland
July 8, 2008

BANK OF IRELAND GROUP

CONSOLIDATED INCOME STATEMENT

		Year Ended March 31,
	Notes	2008	2007	2006
		€m	€m	€m

Interest income	2	10,397	8,137	5,954
Interest expense	3	(7,134)	(5,380)	(3,647)

Net interest income		3,263	2,757	2,307
Net insurance premium income	4	1,940	2,188	1,298
Fees and commissions income	5	816	898	912
Fees and commissions expense		(150)	(160)	(170)
Net trading (expense)/income	6	(246)	(70)	30
Life assurance investment income and (losses)/gains	7	(826)	247	599
Other operating income	8	238	199	116

Total operating income		5,035	6,059	5,092
Insurance contract liabilities and claims paid	9	(798)	(2,213)	(1,666)

Total operating income, net of insurance claims paid		4,237	3,846	3,426
Total operating expenses	10	(2,157)	(2,159)	(2,020)

Operating profit before impairment losses		2,080	1,687	1,406
Impairment losses	21	(232)	(103)	(103)

Operating profit		1,848	1,584	1,303
Share of profit of associated undertakings and joint ventures	22,23	46	44	45
Profit on disposal of business activities	11	—	243	176
Profit on disposal of property	26	39	87	—

Profit before taxation		1,933	1,958	1,524
Taxation	13	(229)	(306)	(303)

Profit for the period		1,704	1,652	1,221

Attributable to minority interests		5	1	(9)
Attributable to stockholders		1,699	1,651	1,230

Profit for the period		1,704	1,652	1,221

Earnings per unit of €0.64 ordinary stock (cent)	14	174.6c	172.2c	128.5c

Diluted earnings per unit of €0.64 ordinary stock (cent)	14	173.9c	171.0c	127.6c

The notes on pages F-33 to F-127
Form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED BALANCE SHEET

		At March 31,
	Notes	2008	2007
		€m	€m

ASSETS
Cash and balances at central banks		484	362
Items in the course of collection from other banks		683	811
Central government and other eligible bills		10	11
Trading securities	15	119	520
Derivative financial instruments	16	4,568	2,849
Other financial assets at fair value through profit or loss	17	10,909	12,707
Loans and advances to banks	18	9,409	7,210
Available for sale financial assets	19	29,307	33,449
Loans and advances to customers	20	135,738	125,048
Interest in associated undertakings	22	28	26
Interest in joint ventures	23	70	73
Intangible assets — Goodwill	24	293	347
Intangible assets — Other	24	570	596
Investment property	25	1,511	1,142
Property, plant and equipment	26	593	665
Deferred tax assets	35	145	25
Other assets	27	2,754	2,889
Retirement benefit asset	36	11	—
Assets classified as held for sale	28	232	83

Total assets		197,434	188,813

EQUITY AND LIABILITIES
Deposits by banks	29	14,130	20,405
Customer accounts	30	86,234	72,277
Items in the course of transmission to other banks		254	243
Derivative financial instruments	16	4,322	2,935
Liabilities to customers under investment contracts		5,662	6,736
Debt securities in issue	31	60,842	59,523
Insurance contract liabilities	53	7,140	7,190
Other liabilities	33	3,535	3,983
Provisions	34	47	87
Deferred tax liabilities	35	131	278
Retirement benefit obligations	36	807	590
Subordinated liabilities	32	7,808	7,808

Total liabilities		190,912	182,055
Equity
Capital stock	38	664	663
Stock premium account	39	775	771
Retained earnings	40	5,670	4,672
Other reserves	41	(400)	905
Own shares held for the benefit of life assurance policyholders		(225)	(287)

Stockholders’ equity		6,484	6,724
Minority interests	42	38	34

Total equity		6,522	6,758

Total equity and liabilities		197,434	188,813

The notes on pages F-33 to F-127
Form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Year Ended March 31,
	2008	2007	2006
	€m	€m	€m

Net (loss)/gain on property revaluation	(29)	18	187
Net change in cash flow hedge reserve	(247)	135	(7)
Net change in available for sale reserve	(386)	(49)	(104)
Net actuarial (loss)/gain on defined benefit pension funds	(209)	190	113
Foreign exchange translations (losses)/gains	(712)	49	(17)

Expense/income recognised in equity	(1,583)	343	172
Profit for the period	1,704	1,652	1,221

Total recognised income for the year	121	1,995	1,393

Attributable to:
Equity holders of the parent	116	1,994	1,402
Minority interests	5	1	(9)

	121	1,995	1,393

The notes on pages F-33 to F-127
Form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED CASH FLOW STATEMENT

	Year Ended March 31,
	2008	2007	2006
	€m	€m	€m

Cash flows from operating activities
Profit before taxation	1,933	1,958	1,524
Share of profit of associated undertakings and joint ventures	(46)	(44)	(45)
Profit on disposal of business activities	—	(243)	(176)
Profit on disposal of property	(39)	(87)	(4)
Depreciation and amortisation	137	151	166
Net change in prepayments and interest receivable	(12)	(292)	61
Net change in accruals and interest payable	114	323	132
Provisions for impairment	232	103	103
Loans and advances written off net of recoveries	(29)	(34)	(64)
Revaluation of investment property	149	(96)	(53)
Profit on disposal of investment property	—	(6)	(49)
Interest expense on subordinated liabilities and other capital instruments	450	381	256
Profit on disposal of available for sale financial assets	(34)	(10)	(4)
Charge for share based payments	13	12	11
Amortisation of premiums and discounts	(94)	(52)	(98)
Amortisation of debt issue expenses	18	5	2

Cash flows from operating activities before changes in operating assets and liabilities	2,792	2,069	1,762

Net change in deposits by banks	(6,024)	(11,810)	11,484
Net change in customer accounts	19,333	9,988	1,852
Net change in loans and advances to customers	(20,309)	(22,736)	(21,925)
Net change in loans and advances to banks	857	3,035	(1,574)
Net change in non investment debt and equity securities	400	(68)	499
Net change in derivative financial instruments	(558)	621	(340)
Net change in assets at fair value through profit or loss	1,830	(2,317)	(2,390)
Net change in items in course of collection	114	83	(319)
Net change in debt securities in issue	3,061	22,624	15,604
Net change in insurance contract liabilities	(50)	1,998	1,407
Net change in other assets	64	191	(571)
Net change in liabilities to customers under investment contracts	(1,074)	86	1,733
Net change in other liabilities	(384)	(313)	(377)
Effect of exchange translation and other adjustments	2,979	1	(20)

Net cash inflow from operating assets and liabilities	239	1,383	5,063

Net cash inflow from operating activities before taxation	3,031	3,452	6,825
Taxation paid	(276)	(272)	(230)

Net cash inflow from operating activities	2,755	3,180	6,595
Investing activities (section a)	1,279	(5,792)	(7,391)
Financing activities (section b)	(466)	709	1,762

Net change in cash and cash equivalents	3,568	(1,903)	966
Opening cash and cash equivalents	4,297	6,162	5,217
Effect of exchange translation adjustments	(218)	38	(21)

Closing cash and cash equivalents (note 47)	7,647	4,297	6,162

The notes on pages F-33 to F-127
Form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED CASH FLOW STATEMENT (Continued)

	Year Ended March 31,
	2008	2007	2006
	€m	€m	€m

(a) Investing activities
Net change in financial investments	2,006	(5,865)	(7,217)
Additions to tangible fixed assets	(54)	(57)	(50)
Disposal of tangible fixed assets	10	257	60
Additions to intangible assets	(98)	(109)	(106)
Disposal of intangible assets	—	—	8
Purchase of investment property	(529)	(263)	(353)
Disposal of investment property	11	30	151
Purchase of assets held for sale	(211)	(10)	—
Disposal of assets held for sale	113	—	—
Disposal of business activities	—	323	227
Cash balances of subsidiary disposed of	—	(122)	—
Acquisition of Group undertaking	—	—	(120)
Dividends received from joint ventures	34	68	25
Net cash balances of Group undertakings acquired	—	—	1
Net change in interest in associated undertakings	(3)	(4)	1
Deferred consideration paid	—	(19)	(18)
Acquisition of joint venture	—	(21)	—

Cash flows from investing activities	1,279	(5,792)	(7,391)

(b) Financing activities
Reissue of treasury stock and issue of ordinary stock	194	133	48
Issue of new subordinated liabilities	439	1,479	2,414
Reduction of subordinated liabilities	(22)	—	—
Interest paid on subordinated liabilities	(450)	(361)	(233)
Equity dividends paid	(611)	(524)	(448)
Dividends on other equity interests	(14)	(15)	(13)
Dividends paid to minority interests	(2)	(3)	(6)

Cash flows from financing activities	(466)	709	1,762

The notes on pages F-33 to F-127
Form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

ACCOUNTING POLICIES

BANK OF IRELAND GROUP

ACCOUNTING POLICIES

Accounting Policies

The following are Bank of Ireland Group’s principal accounting policies.

Financial Statements

The financial statements comprise the Consolidated Income Statement, the Consolidated Balance Sheets, the Consolidated Statement of Recognised Income and Expense and the Consolidated Cash Flow Statement together with the notes to the Consolidated Financial Statements.

Basis of Preparation

The consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU) and with those parts of the Companies Act, 1963 to 2006 applicable to companies reporting under IFRS with the European Communities (Credit Institutions: Accounts) Regulations, 1992 and with the Asset Covered Securities Act, 2001 to 2007. The EU adopted version of IAS 39 currently relaxes some of the hedge accounting rules in IAS 39 ‘Financial Instruments — Recognition and Measurement’. The Group has not availed of this, hence these financial statements comply with both IFRS as adopted by the EU and IFRS as issued by the IASB.

The financial statements have been prepared under the historical cost convention as modified to include the fair valuation of certain financial instruments and land and buildings.

The preparation of the financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. A description of the critical estimates and judgements is set out on pages F-29 and F-30.

During the year the Transparency (Directive 2004/109/EC) Regulations 2007 (signed into Irish law on June 13, 2007) became effective for the Group. This directive aims to enhance transparency in EU capital markets in order to improve investor protection and market efficiency. It sets out reporting requirements in respect of interim and annual reports and provides time lines for the publication of management statements during the year. This directive does not have a significant impact on the Group financial statements.

Adoption of New Accounting Standards

The following standards / amendments to standards have been adopted by the Group from April 1, 2007:

•	IFRS 7 — Financial Instruments: Disclosures (effective for periods beginning on or after January 1, 2007). This standard requires more detailed qualitative and quantitative disclosures about exposures to risks arising from the Group’s financial instruments. As a disclosure standard, the application of the standard has not had any impact on the amounts recognised in the financial statements. The IFRS 7 disclosures are set out in these financial statements. IFRS 7 supercedes IAS 30 ‘Disclosures in the Financial Statements of Banks and Similar Institutions’ and the disclosure requirements previously contained in IAS 32 ‘Financial Instruments: Presentation’.

•	Amendment to IAS 1 — Capital Disclosures (effective for periods beginning on or after January 1, 2007). This amendment requires disclosure, both quantitative and qualitative, of an entity’s objectives, policies and processes for managing capital. These disclosures are set out in note 56 to these financial statements.

•	IFRIC 9 — Reassessment of Embedded Derivatives (effective for periods beginning on or after June 1, 2006). This interpretation requires an entity to assess whether a contract contains an embedded derivative at

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

the date an entity first becomes party to the contract and prohibits reassessment unless there is a change to the contract that significantly modifies the cash flows. The adoption of this interpretation has not had an impact on the Group.

•	IFRIC 10 — Interim Financial Reporting and Impairment (effective for periods beginning on or after 1 November 2006). This interpretation clarifies that any impairment losses on goodwill and equity instruments recognised in an interim period may not be reversed in subsequent interim periods. This currently does not have an impact on the Group.

•	IFRIC 11 — Group and Treasury Share Transactions (effective for periods beginning on or after 1 March 2007). This interpretation deals with accounting for share based payments in the standalone financial statements of the parent and group companies, hence it has no impact on the consolidated financial statements.

Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at March 31, 2008 and which have not yet been adopted by the Group are set out on pages F-27 and F-28.

Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year. Comparatives for the prior year have been reclassified to amend the income statement presentation in respect of the profit on disposal of business activities and the profit on sale of property. This has impacted total operating income but profit before/after tax is unchanged.

Group Accounts

(1)	Subsidiaries

Subsidiaries, which are those companies and other entities (including Special Purpose Entities (SPE’s)) in which the Group, directly or indirectly, has power to govern the financial and operating policies, generally accompanying a shareholding of more than half of its voting rights, are consolidated.

Assets, liabilities and results of all group undertakings have been included in the Group financial statements on the basis of financial statements made up to the end of the financial year.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, equity instruments issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement (see ‘Intangible Assets’ for the accounting policy on goodwill).

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Upon adoption of IFRS, the Group availed of the exemption not to restate the Group financial statements for any acquisitions or business combinations that took place prior to April 1, 2004.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

(2)	Associates and Joint Ventures

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Joint ventures are contractual arrangements whereby the Group and another party undertake an economic activity that is subject to joint control. Investments in associates and joint ventures are accounted for by the equity method of accounting and are initially recognised at cost. Under this method, the Group’s share of the post acquisition profits or losses of associates and joint ventures is recognised in the income statement, and its share of post acquisition movements in reserves is recognised in reserves. The cumulative post acquisition movements are adjusted against the carrying amount of the investment.

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

(4)	Securitisations

Certain Group undertakings have entered into securitisation transactions in order to finance specific loans and advances to customers.

All financial assets continue to be held on the Group balance sheet, and a liability recognised for the proceeds of the funding transaction, unless:

•	the rights to the cash flows have expired or been transferred;

•	substantially all the risks and rewards associated with the financial instruments have been transferred outside the Group, in which case the assets are derecognised in full; or

•	a significant portion, but not all, of the risks and rewards have been transferred outside the Group, the asset is derecognised entirely if the transferee has the ability to sell the financial asset, otherwise the asset continues to be recognised only to the extent of the Group’s continuing involvement.

Where the above conditions apply to a fully proportionate share of all or specifically identified cash flows, the relevant accounting treatment is applied to that proportion of the asset.

Foreign Currency Translation

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in euro, which is the functional and presentation currency of the parent.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

Foreign currency transactions are translated into euro at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non monetary items such as equities classified as available for sale are included in the available for sale reserve in equity.

The results and financial position of all the group entities that have a functional currency different from the presentation currency have been translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the date of the transactions); and

•	all resulting exchange differences are categorised as a separate component of equity.

The Group availed of the exemption to deem all accumulated balances arising from translation of foreign subsidiaries to be nil on transition to IFRS on April 1, 2004.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments, are taken directly to a separate component of stockholders’ equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

The principal rates of exchange used in the preparation of the financial statements are as follows:

	March 31, 2008		March 31, 2007
	Average	Closing	Average	Closing

€/U.S.$	1.4328	1.5812	1.2912	1.3318
€/Stg£	0.7116	0.7958	0.6783	0.6798

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

Fees and Commission Income

Fees and commissions which are not an integral part of the effective interest rate are generally recognised on an accrual basis when the service has been provided. Commission and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as the acquisition of loans, shares or other securities or the purchase or sale of businesses, are recognised on completion of the underlying transaction. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts usually on a time apportionate basis. Asset management fees related to investment funds are recognised rateably over the period the service is provided. The same principle is applied for wealth management, financial planning and custody services that are continuously provided over an extended period of time. Loan commitment fees for loans that are likely to be drawn down, are deferred (together with related direct costs) and recognised as an adjustment to the effective yield on the loan once drawn.

Leases

(1)	A group company is the lessee

The total payments made under operating leases are charged to the income statement on a straight line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

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

When assets are held under a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is included within net interest income and is recognised over the term of the lease reflecting a constant periodic rate of return on the net investment in the lease.

Financial Assets

(1)	Classification, Recognition and Measurement:

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables; held to maturity investments; and available for sale financial assets. Management determines the classification of its financial assets at initial recognition.

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss can either be held for trading, if acquired principally for the purpose of selling in the short term, or designated at fair value through profit or loss at inception.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

A financial asset may be designated as at fair value through profit or loss only when:

(i)	it eliminates or significantly reduces a measurement or recognition inconsistency, “an accounting mismatch”, that would otherwise arise from measuring assets or liabilities or recognising the gains and losses on them on a different basis; or

(ii)	a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with documented risk management or investment strategy; or

(iii)	a contract contains one or more embedded derivatives that significantly changes the cash flows of the contract and the separation of the embedded derivative(s) is not prohibited.

The principal category of assets designated at fair value through profit or loss are those held by the Group’s life assurance business, which are managed on a fair value basis. Purchases and sales of financial assets at fair value through profit or loss are recognised on trade date — the date on which the Group commits to purchase or sell the asset. Thereafter they are carried on the balance sheet at fair value, with all changes in fair value included in the income statement.

(b)	Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable.

Loans are recorded at fair value plus transaction costs when cash is advanced to the borrowers. They are subsequently accounted for at amortised cost using the effective interest method.

(c)	Held to maturity

Held to maturity investments are non derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. Were the Group to sell other than an insignificant amount of held to maturity assets, the entire category would be tainted and would need to be reclassified as available for sale.

Purchases and sales of held to maturity investments are recorded on trade date. They are initially recognised at fair value plus transaction costs and are subsequently accounted for at amortised cost using the effective interest method.

(d)	Available for sale

Available for sale investments are those intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices.

Purchases and sales of available for sale financial assets are recognised on trade date. They are initially recognised at fair value plus transaction costs and subsequently accounted for at fair value with all measurement gains or losses recognised in equity. Interest is calculated using the effective interest method and is recognised in the income statement.

If an available for sale financial asset is derecognised or impaired the cumulative gain or loss previously recognised in equity is removed from equity and included in profit or loss.

Dividends on available for sale equity instruments are recognised in the income statement when the entity’s right to receive payment is established.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

(2)	Derecognition

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership.

(3)	Shares in Group Entities

The Bank’s investments in its subsidiaries are stated at cost less any impairment.

Financial Liabilities

Financial liabilities are initially recognised at fair value, being their issue proceeds (fair value of consideration received) net of transaction costs incurred. Financial liabilities are subsequently measured at either amortised cost or fair value through profit or loss. For liabilities subsequently carried at amortised cost, any difference between the proceeds net of transaction costs and the redemption value is recognised in the income statement using the effective interest method.

Preference shares, which carry a mandatory coupon, are classified as financial liabilities. The dividends on these preference shares are recognised in the income statement as interest expense using the effective interest method.

A liability may be designated as at fair value through profit or loss only when:

(i)	it eliminates or significantly reduces a measurement or recognition inconsistency, “an accounting mismatch”, that would otherwise arise from measuring assets or liabilities or recognising the gains and losses on them on a different basis; or

(ii)	a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with documented risk management or investment strategy; or

(iii)	a contract contains one or more embedded derivatives that significantly changes the cash flows of the contract and the separation of the embedded derivative(s) is not prohibited.

The Group designates certain financial liabilities at fair value through profit or loss as set out in note 44 to the financial statements.

Financial liabilities are derecognised when they are extinguished, that is when the obligation is discharged, cancelled or expires.

Valuation of Financial Instruments

The Group recognises certain financial instruments at fair value in the balance sheet. Fair value is the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arm’s length transaction.

The fair values of financial assets and liabilities traded in active markets are based on current bid and offer prices respectively. If an active market does not exist, the Group establishes fair value using valuation techniques. These include the use of recent arm’s length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Where possible, the inputs to these models are based on observable market data. Where observable data does not exist, the Group uses estimates based on the best information available.

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique which primarily uses

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

observable market inputs. When such evidence exists, the initial valuation of the instrument may result in the Group recognising a profit on initial recognition. In the absence of such evidence, the instrument is initially valued at the transaction price.

Sale and Repurchase Agreements and Lending of Securities

Securities sold subject to repurchase agreements (repos) are retained on the balance sheet and reclassified as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral; the counterparty liability is included in deposits by banks or customer accounts, as appropriate. Securities purchased under agreements to resell (’reverse repos’) are treated as collateralised loans and recorded as loans and advances to banks or customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained on the balance sheet.

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

If the Group purchases its own debt, it is removed from the balance sheet and the difference between the carrying amount of the liability and the consideration paid is included in net trading income within the income statement.

Derivative Financial Instruments and Hedge Accounting

Derivatives are initially recognised at fair value on the date on which the contract is entered into and are subsequently remeasured at their fair value at each balance sheet date. All derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss.

Fair value gains or losses on derivatives are normally recognised in the income statement. However where they are designated as hedging instruments, the treatment of the fair value gains and losses depends on the nature of the hedging relationship.

The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities (fair value hedge); or (2) hedges of highly probable future cash flows attributable to a recognised asset or liability, or a forecasted transaction (cash flow hedge). Hedge accounting is applied to these derivatives provided certain criteria are met. The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

(a)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

If the criteria for hedge accounting cease to be met, no further adjustments are made to the hedged item for fair value changes attributable to the hedged risk. The cumulative adjustment to the carrying amount of a hedged item is amortised to profit or loss over the period to maturity using the effective interest method.

(b)	Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item affects profit or loss.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

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

If there is objective evidence that an impairment loss on loans and receivables or held to maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. If a loan or held to maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics (i.e. on the basis of the Group’s grading process that considers asset type, industry, geographical location, collateral type, past due status and other relevant factors). Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

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

When a loan is uncollectible, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

Available for sale financial assets

The Group assesses at each balance sheet date whether there is objective evidence that an available for sale financial asset is impaired. In addition to the factors set out above, a significant or prolonged decline in the fair value of the asset below its cost is considered in determining whether an impairment loss has been incurred. If an impairment loss has been incurred, the cumulative loss measured as the difference between the original cost and the current fair value, less any impairment loss on that asset previously recognised, is removed from equity and recognised in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised, the impairment loss is reversed through the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

Property, Plant and Equipment

Freehold land and buildings are initially recognised at cost, and subsequently are revalued annually to open market value by independent external valuers. Revaluations are to be made with sufficient regularity to ensure that the carrying amount does not differ materially from the open market value at the balance sheet date.

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

Increases in the carrying amount arising on the revaluation of land and buildings are credited to revaluation reserve in stockholders’ equity. Decreases that offset previous increases on the same asset are charged against revaluation reserve; all other decreases are charged to the income statement.

The directors consider that residual values of freehold and long leasehold property based on prices prevailing at the time of acquisition or subsequent valuation are such that depreciation is not material.

Depreciation is calculated on the straight line method to write down the carrying value of assets to their residual values over their estimated useful lives as follows:

Adaptation works on freehold and leasehold property	15 years, or the remaining period of the lease
Computer and other equipment	Maximum of 10 years

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

Gains and losses on the disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining profit before tax. If the asset being disposed of had previously been revalued then any amount in the revaluation reserve relating to that asset is transferred to retained earnings on disposal.

Investment Properties

Property held for long term rental yields and capital appreciation within the life assurance funds is classified as investment property. Investment property comprises freehold and long leasehold land and buildings. It is carried at fair value in the balance sheet based on annual revaluations at open market value and is not depreciated. Changes in

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

fair values are recorded in the income statement. Rental income from investment properties is recognised as it becomes receivable over the term of the lease.

Intangible Assets

(a)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates or joint ventures is included in ‘investments in associates’ and ‘investments in joint ventures’ as appropriate. The carrying amount of goodwill in the Irish GAAP balance sheet as at March 31, 2004 has been brought forward without adjustment on transition to IFRS.

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Goodwill is allocated to cash generating units (CGU) for the purpose of impairment testing. The CGU is considered to be the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The Group impairment model compares the recoverable amount of the CGU with the carrying value at the review date. An impairment loss arises if the carrying value of the CGU exceeds the recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell or its value in use, where the value in use is the present value of the future cash flows expected to be derived from the CGU.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(b)	Computer software

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised on the basis of the expected useful lives, which is normally five years.

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group and which will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include software development, employee costs and an appropriate portion of relevant overheads.

Computer software development costs recognised as assets are amortised using the straight line method over their useful lives, which is normally five years.

Computer software is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. The estimated recoverable amount is the higher of the asset’s fair value less costs to sell or its value in use.

(c)	Other intangible assets

Other intangible assets are amortised on a straight line basis over their useful life and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. The estimated recoverable amount is the higher of the asset’s fair value less costs to sell or its value in use.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

Assets Classified as Held for Sale

An asset or a disposal group is classified as held for sale if the following conditions are met:

•	its carrying amount will be recovered principally through sale rather than continuing use;

•	it is available for immediate sale;

•	the sale is highly probable within the next twelve months

When an asset (or disposal group) is initially classified as held for sale, it is measured at the lower of its carrying amount or fair value less costs to sell at the date of reclassification. Prior period amounts are not reclassified.

Properties held for sale are not depreciated. Impairment losses subsequent to classification of properties held for sale are recognised in profit or loss. Increases in fair value less costs to sell of property that has been classified as held for sale are recognised in profit or loss to the extent that the increase is not in excess of any cumulative impairment loss previously recognised in respect of the asset.

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

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events or present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured. Contingent liabilities are not recognised but are disclosed unless the probability of their occurrence is remote.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited directly to reserves through the statement of recognised income and expense. Past service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight line basis over the vesting period.

For defined contribution plans, once the contributions have been paid, the company has no further payment obligations. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b)	Equity compensation benefits

The Group has a number of equity settled share based payment schemes. The fair value at the date of grant of the employee services received in exchange for the grant of the options or shares is recognised as an expense. The total amount to be expensed over the vesting period is determined on the date the options or shares are granted by reference to their fair value, excluding the impact of any non-market vesting conditions (for example, growth in EPS). Non-market vesting conditions are included in assumptions about the number of options or shares that are expected to vest. At each balance sheet date, the Group revises its estimate of the number of options or shares that are expected to vest. It recognises the impact of the revision of the original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

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

Termination payments are recognised as an expense when the Group is demonstrably committed to a formal plan to terminate employment before the normal retirement date. Termination payments for voluntary redundancies are recognised where an offer has been made by the Group, it is probable that the offer will be accepted and the number of acceptances can be reliably estimated.

Income Taxes

(a)	Current income tax

Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise. The tax effects of income tax losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses are utilised.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

(b)	Deferred income tax

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

Deferred tax related to fair value remeasurement of available for sale investments and cash flow hedges, or related to the revaluation of land and buildings, which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.

Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise of cash in hand and balances with central banks and post office banks which can be withdrawn on demand. It also comprises balances with an original maturity of less than three months.

Capital Stock

(1)	Stock issue costs

Incremental external costs directly attributable to the issue of new equity stock or options or to the acquisition of a business, are shown in equity as a deduction, net of tax, from the proceeds.

(2)	Dividends on ordinary stock

Dividends on ordinary stock are recognised in equity in the period in which they are approved by the Bank’s stockholders. Dividends for the year which are declared after the balance sheet date are dealt with in note 46.

(3)	Treasury stock

Where the Bank or its subsidiaries purchases the Bank’s equity capital stock, the consideration paid is deducted from total stockholders’ equity as treasury stock until they are cancelled. Where such stock is subsequently sold or reissued, any consideration received is included in stockholders’ equity. Any changes in the value of treasury stock held are recognised in equity at the time of the disposal and dividends are not recognised as income or distributions.

This is particularly relevant in respect of Bank of Ireland stock held by Bank of Ireland Life for the benefit of policyholders. The Group believes that this treatment, while required by IFRS, creates an artificial profit or loss and does not present fairly the legal and economic consequences of these transactions. The number of units of Bank of Ireland stock held by Bank of Ireland Life on behalf of policyholders at March 31, 2008 was 19 million (March 31,

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

2007: 27 million, March 31, 2006: 25 million). The impact of the negative movement in the Bank of Ireland stock price, during the period, in accordance with accounting rules, has not been reflected in the Group’s income statement, however, it has been reflected as a reduction in the Group’s insurance contract liabilities. The net impact is to increase the Group’s profit before tax by €189 million (2007: decrease of €68 million, 2006: decrease of €75 million).

Life Assurance Operations

In accordance with IFRS 4, the Group classifies all life assurance products as either insurance or investment contracts for accounting purposes.

Insurance contracts are those contracts that transfer significant insurance risk. These contracts are accounted for using an embedded value basis.

Investment contracts are accounted for in accordance with IAS 39. All of the Group’s investment contracts are unit linked in nature. These contracts are accounted for as financial liabilities whose value is contractually linked to the fair value of the financial assets within the policyholders’ unit linked funds. The value of the unit linked financial liabilities is determined using current unit prices multiplied by the number of units attributed to the contract holders at the balance sheet date. Their value is never less than the amount payable on surrender, discounted for the required notice period where applicable.

Non unit linked insurance liabilities are calculated using either a gross premium or net premium method of valuation. The assumptions are also set in accordance with the guidelines in the Insurance Regulations and contain a margin for adverse development. The key assumptions used in the valuation of insurance contract liabilities are:

Interest rate	The interest rates are derived in accordance with the guidelines in the Insurance Regulations. Margins for risk are allowed for in the derived interest rates.
Mortality and morbidity	The mortality and morbidity assumptions, which include an allowance for improvements in longevity for annuitants, are set with regard to the Group’s actual experience and/or relevant industry data.
Maintenance expenses	Allowance is made for future policy costs and expense inflation explicitly.

The Group will recognise an asset for deferred acquisition costs relating to investment contracts. Up front fees received for investment management services are deferred. These amounts are amortised over the period of the contract.

The Group recognises the value of in force life assurance business asset as the present value of future profits expected to arise from contracts classified as insurance under IFRS 4. The asset is determined by projecting the future statutory surpluses attributable to stockholders estimated to arise from insurance contracts. The surpluses are projected using appropriate assumptions as to future investment returns, persistency, mortality and expense levels and include consideration of guarantees and options. These surpluses are then discounted at a risk adjusted rate. Thus, the use of best estimate assumptions in the valuation of the value of in force asset ensures that the net carrying amount of insurance liabilities less the value of in force assets is adequate.

The value of in force asset in the consolidated balance sheet and movements in the asset in the income statement are presented on a gross of tax basis. The tax charge comprises both current and deferred tax expense and includes tax attributable to both stockholders and policyholders for the period.

Premiums and claims

Premiums receivable in respect of non unit linked insurance contracts are recognised as revenue when due from policyholders. Premiums received in respect of unit linked insurance contracts are recognised in the same

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

period in which the related policyholder liabilities are created. Claims are recorded as an expense when they are incurred.

Reinsurance

Contracts entered into by the Group with reinsurers under which the Group is compensated for losses on one or more contracts issued by the Group are dealt with as insurance contracts, subject to meeting the significant insurance risk test in IFRS 4. Outward reinsurance premiums are accounted for in accordance with the contract terms when due for payment.

Offsetting Financial Instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right of set off and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

Segmental Reporting

The segmental analysis of the Group’s results and financial position is set out in note 1 by business class and by geographic segment. The Group has five business classes that reflect the internal financial and management reporting structure. The analysis of results by business class is based on management accounts information. Transactions between the business segments are on normal commercial terms and conditions. Internal charges and transfer pricing adjustments have been reflected in the performance of each business. Revenue sharing agreements are used to allocate external customer revenues to a business segment on a reasonable basis.

The geographical segmental analysis provides financial information on products and services within a particular economic environment that is subject to risks and rewards that are different to those operating in other economic environments.

Materiality

In its assessment of materiality, the Group considers the impact of any misstatements based on both:

•	the amount of the misstatement originating in the current year income statement; and

•	the effects of correcting the misstatement existing in the balance sheet at the end of the current year irrespective of the year in which the misstatement occurred.

Impact of New Accounting Standards

The following standard has been approved by the IASB and adopted by the EU but has not been early adopted by the Group.

IFRS 8 — Operating Segments (effective January 1, 2009). This standard replaces IAS 14 — Segmental Reporting and requires an entity to base their segmental reporting on the information that is reported internally to management. This standard will be adopted by the Group in the year ended March 31, 2010. The impact is not expected to be significant for the Group.

The following standards/amendments to standards have been approved by the IASB but have not yet been adopted by the EU and have not been early adopted by the Group.

Amendment to IFRS 2 — Share-based payments: Vesting Conditions and Cancellations (effective January 1, 2009). This amendment clarifies the accounting treatment of cancellations and vesting conditions. It is not expected to have a significant impact on the Group.

IFRS 3 Revised — Business Combinations (effective July 1, 2009). This standard deals with how an acquirer recognises, measures and discloses in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree.

The significant changes from existing practice as a result of this revised standard are in relation to acquisitions that are achieved in stages and acquisitions where less than 100% of the equity is acquired. The objective is to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The impact on the Group will be dependent on the nature of any future acquisition.

IFRIC 12 — Service Concession Arrangements (effective January 1, 2008). This interpretation deals with entities providing public services, hence it is not expected to impact on the Group.

IFRIC 13 — Customer Loyalty Programmes (effective July 1, 2008). This interpretation deals with accounting for customer loyalty award schemes, hence it is not expected to have a material impact on the Group.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

IFRIC 14 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective January 1, 2008). This interpretation deals with accounting for refunds in contributions and minimum funding requirements. This IFRIC will not have a material impact on the Group.

Amendment to IAS 1 — Presentation of Financial Statements, (effective January 1, 2009). This amendment revises the requirements for the presentation, structure and content of financial statements. This amendment will impact on the presentation of the financial statements of the Group, however this is not expected to be significant.

Amendment to IAS 23 — Borrowing Costs (effective January 1, 2009). This amendment requires an entity to capitalise borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. It is not expected to impact on the Group.

Amendment to IAS 27 — Consolidated and Separate Financial Statements (effective July 1, 2009). The objective of this amendment is to enhance the relevance, reliability and comparability of the information that a parent entity provides in its separate financial statements and in its consolidated financial statements for a group of entities under its control. The introduction of this amendment will impact Group reporting although this is not expected to be significant.

Amendment to IAS 32 — Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements (effective January 1, 2009). This amendment changes the classification from liabilities to equity of (a) some puttable financial instruments and (b) some financial instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation to be classified as equity. This amendment is not expected to impact the Group.

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

(a)	Impairment Losses on Financial Assets

The Group reviews its loan portfolios at least on a quarterly basis to assess impairment. In determining whether an impairment loss should be recorded in the income statement, the Group makes judgements as to whether there is any observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of loans before the decrease can be identified with an individual loan in that portfolio. This evidence may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio, when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience. See note 21 for more information.

(b)	Fair Value of Financial Instruments

The Group measures certain of its financial instruments at fair value in the balance sheet. This includes trading securities, other financial assets and liabilities at fair value through profit or loss, all derivatives and available for sale financial assets. The fair values of financial instruments are determined by reference to observable market prices where available and an active market exists. Where market prices are not available or are unreliable, fair values are determined using valuation techniques including discounted cash flow models which, to the extent possible, use observable market inputs.

Where valuation techniques are used they are validated and periodically reviewed by qualified personnel independent of the area that created them. All models are calibrated to ensure that outputs reflect actual data and comparable market prices. Using valuation techniques may necessitate the estimation of certain pricing inputs, assumptions or model characteristics such as credit risk, volatilities and correlations and changes in these assumptions could affect reported fair values.

The fair value movement on assets and liabilities held at fair value through profit or loss, including those held for trading, are included in net trading income. Fair values in respect of financial assets and liabilities are disclosed in note 44.

(c)	Retirement Benefits

The Group operates a number of defined benefit pension schemes. In determining the actual pension cost, the actuarial values of the liabilities of the schemes are calculated. This involves modelling their future growth and requires management to make assumptions as to price inflation, dividend growth, salary and pensions increases, return on investments and employee mortality. There are acceptable ranges in which these estimates can validly fall. The impact on the results for the period and financial position could be materially different if alternative assumptions were used. See note 36 on retirement benefit obligations for more information.

(d)	Life Assurance Operations

The Group accounts for the value of the stockholder’s interest in long term assurance business using the embedded value basis of accounting. Embedded value is comprised of the net tangible assets of Bank of Ireland Life and the present value of its in force business. The value of in force business is calculated by projecting future

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS  (Continued)

surpluses and other net cash flows attributable to the shareholder arising from business written up to the balance sheet date and discounting the result at a rate which reflects the shareholder’s overall risk premium, before provision has been made for taxation.

Future surpluses will depend on experience in a number of areas such as investment returns, lapse rates, mortality and investment expenses. Surpluses are projected by making assumptions about future experience, having regards to both actual experience and forecast long term economic trends. Changes to these assumptions may cause the present value of future surpluses to differ from those assumed at the balance sheet date and could significantly affect the value attributed to the in force business. The value of in force business could also be affected by changes in the amounts and timing of other net cash flows (principally annual management charges and other fees levied upon the policyholders) or the rate at which the future surpluses and cash flows are discounted. In addition, the extent to which actual experience is different from that assumed will be recognised in the income statement for the period. See note 53 for more information on the Life Assurance business.

(e)	Taxation

The taxation charge accounts for amounts due to fiscal authorities in the various territories in which the Group operates and includes estimates based on a judgement of the application of law and practice in certain cases to determine the quantification of any liabilities arising. In arriving at such estimates, management assesses the relative merits and risks of tax treatments assumed, taking into account statutory, judicial and regulatory guidance and, where appropriate, external advice (see note 33).

(f)	Goodwill

The Group capitalises goodwill arising on the acquisition of businesses, as disclosed in the accounting policies. The carrying value of goodwill as at March 31, 2008 was €293 million (March 31, 2007: €347 million). Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

For the purposes of impairment testing goodwill acquired in a business combination is allocated to each of the Group’s cash generating units expected to benefit from the combination. Goodwill impairment testing involves the comparison of the carrying value of a cash generating unit with its recoverable amount. The recoverable amount is the higher of the unit’s fair value or its value in use. Value in use is the present value of expected future cash flows from the cash generating unit. Fair value is the amount obtainable for the sale of the cash generating unit in an arm’s length transaction between knowledgeable, willing parties.

Impairment testing inherently involves a number of judgemental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of cash generating units; and the valuation of the separable assets of each business whose goodwill is being reviewed. See note 24 for further information.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Index to the notes to the consolidated financial statements

Page

1	Segmental reporting	F-33
2	Interest income	F-37
3	Interest expense	F-37
4	Net insurance premium income	F-38
5	Fees and commissions income	F-38
6	Net trading (expense)/income	F-38
7	Life assurance investment income and (losses)/gains	F-39
8	Other operating income	F-40
9	Insurance contract liabilities and claims paid	F-40
10	Total operating expenses	F-41
11	Profit on disposal of business activities	F-41
12	Auditors’ remuneration	F-43
13	Taxation	F-43
14	Earnings per share	F-44
15	Trading securities	F-45
16	Derivative financial instruments	F-45
17	Other financial assets at fair value through profit or loss	F-48
18	Loans and advances to banks	F-49
19	Available for sale financial assets	F-49
20	Loans and advances to customers	F-50
21	Credit risk exposures	F-51
22	Interest in associated undertakings	F-58
23	Interest in joint ventures	F-58
24	Intangible assets	F-59
25	Investment properties	F-61
26	Property, plant and equipment	F-62
27	Other assets	F-64
28	Assets classified as held for sale	F-64
29	Deposits by banks	F-65
30	Customer accounts	F-65
31	Debt securities in issue	F-65
32	Subordinated liabilities	F-66
33	Other liabilities	F-72
34	Provisions	F-72
35	Deferred tax	F-73
36	Retirement benefit obligations	F-74
37	Contingent liabilities and commitments	F-79
38	Capital stock	F-80
39	Stock premium account	F-86
40	Retained earnings	F-86
41	Other reserves	F-87

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

Page

42	Minority interests	F-89
43	Liquidity risk	F-89
44	Fair values of financial assets and liabilities	F-92
45	Measurement basis of financial assets and liabilities	F-95
46	Dividends per unit of ordinary stock	F-97
47	Cash and cash equivalents	F-97
48	General	F-98
49	Related party transactions	F-98
50	Acquisitions	F-99
51	Principal subsidiaries	F-100
52	Other subsidiaries	F-101
53	Life assurance business	F-102
54	Directors information	F-105
55	Risk management	F-112
56	Capital management	F-125
57	Approval of 20-F	F-127

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 SEGMENTAL REPORTING

The segmental analysis of the Group’s results and financial position is set out below by business class and by geographic segment. For the geographic analysis, Ireland (excluding Northern Ireland) includes profits generated in the International Financial Services Centre.

Revenue comprises interest income, net insurance premium income, fees and commissions income, net trading expense, life assurance investment income and (losses) / gains, other operating income, net of insurance contract liabilities and claims paid and income from associates and joint ventures. The Group has five business classes detailed in the table below. These segments reflect the internal financial and management reporting structure.

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

Business Segments

	Retail			UK
	Republic		Capital	Financial	Group
Year ended March 31, 2008	of Ireland	BOI Life	Markets	Services	Centre	Eliminations	Total
	€m	€m	€m	€m	€m	€m	€m

Interest income	7,452	14	8,612	5,484	(2,792)	(8,373)	10,397
Interest expense	(6,023)	(21)	(7,582)	(4,638)	2,757	8,373	(7,134)

Net interest income	1,429	(7)	1,030	846	(35)	—	3,263
Net insurance premium income	—	1,900	—	—	40	—	1,940
Other income	417	(959)	89	163	122	—	(168)

Total operating income	1,846	934	1,119	1,009	127	—	5,035
Insurance contract liabilities and claims paid	—	(776)	—	—	(22)	—	(798)

Total operating income, net of insurance claims	1,846	158	1,119	1,009	105	—	4,237
Operating expenses	(909)	(106)	(405)	(497)	(103)	—	(2,020)
Depreciation and amortisation	(74)	(4)	(11)	(36)	(12)	—	(137)
Impairment losses	(146)	—	(53)	(33)	—	—	(232)
Share of profit of associated undertakings and joint ventures	(1)	—	—	47	—	—	46
Profit on disposal of property	33	—	1	5	—	—	39

Profit before taxation	749	48	651	495	(10)	—	1,933

Capital expenditure	56	15	14	57	10	—	152

External assets	59,555	13,678	66,888	56,690	623	—	197,434
Inter segment assets	58,295	907	114,889	13,973	40,747	(228,811)	—

Total assets	117,850	14,585	181,777	70,663	41,370	(228,811)	197,434

External liabilities	43,237	13,307	97,336	28,587	8,445	—	190,912
Inter segment liabilities	72,065	368	83,404	40,761	32,213	(228,811)	—

Total liabilities	115,302	13,675	180,740	69,348	40,658	(228,811)	190,912

Capital expenditure comprises additions to property, plant and equipment (note 26) and intangible assets (note 24) including additions resulting from acquisitions through business combinations.

Eliminations represent inter segment transactions which are eliminated upon consolidation.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

1 SEGMENTAL REPORTING  (continued)

Business Segments

	Retail			UK
	Republic		Capital	Financial	Group
Year ended March 31, 2007	of Ireland	BOI Life	Markets	Services	Centre	Eliminations	Total
	€m	€m	€m	€m	€m	€m	€m

Interest income	5,191	8	6,572	4,163	(2,032)	(5,765)	8,137
Interest expense	(3,880)	(13)	(5,901)	(3,379)	2,028	5,765	(5,380)

Net interest income	1,311	(5)	671	784	(4)	—	2,757
Net insurance premium income	—	2,155	—	—	33	—	2,188
Other income	377	326	379	129	(97)	—	1,114

Total operating income	1,688	2,476	1,050	913	(68)	—	6,059
Insurance contract liabilities and claims paid	—	(2,205)	—	—	(8)	—	(2,213)

Total operating income, net of insurance claims	1,688	271	1,050	913	(76)	—	3,846
Operating expenses	(852)	(100)	(439)	(458)	(159)	—	(2,008)
Depreciation and amortisation	(75)	(4)	(17)	(39)	(16)	—	(151)
Impairment losses	(63)	—	(21)	(20)	1	—	(103)
Share of profit of associated undertakings and joint ventures	—	—	(1)	45	—	—	44
Profit on disposal of business activities/property	87	—	—	6	237	—	330

Profit before taxation	785	167	572	447	(13)	—	1,958

Capital expenditure	54	7	18	58	25	—	162

External assets	51,672	15,411	64,706	55,788	1,236	—	188,813
Inter segment assets	45,929	452	101,692	17,011	31,250	(196,334)	—

Total assets	97,601	15,863	166,398	72,799	32,486	(196,334)	188,813

External liabilities	41,806	14,605	86,517	31,521	7,606	—	182,055
Inter segment liabilities	53,354	330	78,306	38,920	25,424	(196,334)	—

Total liabilities	95,160	14,935	164,823	70,441	33,030	(196,334)	182,055

Capital expenditure comprises additions to property plant, and equipment (note 26) and intangible assets (note 24) including additions resulting from acquisitions through business combinations.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

1 SEGMENTAL REPORTING  (continued)

Business Segments

	Retail			UK
	Republic		Capital	Financial	Group
Year ended March 31, 2006	of Ireland	BOI Life	Markets	Services	Centre	Eliminations	Total
	€m	€m	€m	€m	€m	€m	€m

Interest income	3,381	13	4,464	3,038	(1,563)	(3,379)	5,954
Interest expense	(2,262)	(5)	(4,003)	(2,316)	1,560	3,379	(3,647)

Net interest income	1,119	8	461	722	(3)	—	2,307
Net insurance premium income	—	1,264	—	—	34	—	1,298
Other income	351	681	458	94	(97)	—	1,487

Total operating income	1,470	1,953	919	816	(66)	—	5,092
Insurance contract liabilities and claims paid	—	(1,655)	—	—	(11)	—	(1,666)

Total operating income, net of insurance claims	1,470	298	919	816	(77)	—	3,426
Operating expenses	(790)	(92)	(404)	(448)	(120)	—	(1,854)
Depreciation and amortisation	(81)	(3)	(21)	(33)	(28)	—	(166)
Impairment losses	(54)	—	(23)	(26)	—	—	(103)
Share of profit of associated undertakings and joint ventures	5	—	—	40	—	—	45
Profit on disposal of business activities/property	—	—	—	176	—	—	176

Profit before taxation	550	203	471	525	(225)	—	1,524

Capital expenditure	55	—	36	58	30	—	179

External assets	42,812	12,985	56,993	47,994	1,428	—	162,212
Inter segment assets	34,033	170	80,372	5,849	19,217	(139,641)	—

Total assets	76,845	13,155	137,365	53,843	20,645	(139,641)	162,212

External liabilities	34,577	12,293	85,791	17,035	7,285	—	156,981
Inter segment liabilities	40,335	48	50,097	34,661	14,500	(139,641)	—

Total liabilities	74,912	12,341	135,888	51,696	21,785	(139,641)	156,981

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

1 SEGMENTAL REPORTING  (continued)

Geographical Segments

	March 31, 2008
		United	Rest of
	Ireland	Kingdom	World	Eliminations	Total
	€m	€m	€m	€m	€m

External revenues	7,306	4,119	142	—	11,567
Inter segment revenue	1,267	2,341	225	(3,833)	—

Gross revenue	8,573	6,460	367	(3,833)	11,567

Profit before taxation	1,412	491	30	—	1,933

Capital expenditure	93	57	2	—	152

External assets	133,925	61,471	2,038	—	197,434
Inter segment assets	38,440	33,023	13,296	(84,759)	—

Total assets	172,365	94,494	15,334	(84,759)	197,434

External liabilities	130,490	47,414	13,008	—	190,912
Inter segment liabilities	37,299	45,815	1,645	(84,759)	—

Total liabilities	167,789	93,229	14,653	(84,759)	190,912

	March 31, 2007
		United	Rest of
	Ireland	Kingdom	World	Eliminations	Total
	€m	€m	€m	€m	€m

External revenues	5,741	3,556	133	—	9,430
Inter segment revenue	1,333	1,083	194	(2,610)	—

Gross revenue	7,074	4,639	327	(2,610)	9,430

Profit before taxation	1,603	314	41	—	1,958

Capital expenditure	95	58	9	—	162

External assets	126,547	60,524	1,742	—	188,813
Inter segment assets	34,458	25,075	9,767	(69,300)	—

Total assets	161,005	85,599	11,509	(69,300)	188,813

External liabilities	126,646	45,951	9,458	—	182,055
Inter segment liabilities	29,603	38,409	1,288	(69,300)	—

Total liabilities	156,249	84,360	10,746	(69,300)	182,055

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

1 SEGMENTAL REPORTING  (continued)

	March 31, 2006
		United	Rest of
	Ireland	Kingdom	World	Eliminations	Total
	€m	€m	€m	€m	€m

External revenues	4,617	2,560	111	—	7,288
Inter segment revenue	635	1,125	123	(1,883)	—

Gross revenue	5,252	3,685	234	(1,883)	7,288

Profit before taxation	1,003	478	43	—	1,524

Capital expenditure	95	58	26	—	179

External assets	110,486	50,781	945	—	162,212
Inter segment assets	31,364	14,261	3,070	(48,695)	—

Total assets	141,850	65,042	4,015	(48,695)	162,212

External liabilities	121,072	33,399	2,510	—	156,981
Inter segment liabilities	17,234	30,617	844	(48,695)	—

Total liabilities	138,306	64,016	3,354	(48,695)	156,981

2 NET INTEREST INCOME

	2008	2007	2006
	€m	€m	€m

Interest and similar income
Loans and advances to customers	8,213	6,272	4,576
Available for sale financial assets	1,604	1,342	934
Loans and advances to banks	323	292	238
Finance leases	251	222	197
Other	6	9	9

Total interest income	10,397	8,137	5,954

Included within interest income is €31 million (March 31, 2007: €19 million, March 31, 2006: €18 million) in respect of impaired loans and advances to customers. Net interest income also includes a credit of €185 million (March 31, 2007: credit of €80 million, March 31, 2006: €12 million) transferred from the cash flow hedge reserve (see note 41).

3 INTEREST EXPENSE

	2008	2007	2006
	€m	€m	€m

Debt securities in issue	3,041	1,935	1,128
Customer accounts	2,808	2,009	1,371
Deposits by banks	840	1,066	898
Subordinated liabilities	445	370	250

Interest expense	7,134	5,380	3,647

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

3 INTEREST EXPENSE (consolidated)

4 NET INSURANCE PREMIUM INCOME

	2008	2007	2006
	€m	€m	€m

Gross premiums written	2,101	2,220	1,321
Ceded reinsurance premiums	(173)	(35)	(23)

Net premiums written	1,928	2,185	1,298
Change in provision for unearned premiums	12	3	—

Net insurance premium income	1,940	2,188	1,298

Bank of Ireland Life completed a transaction to reinsure a significant part of the annuity book during the year ended March 31, 2008.

5 FEES AND COMMISSIONS INCOME

	2008	2007	2006
	€m	€m	€m

Retail banking customer fees	401	372	348
Asset management fees	189	208	228
Credit related fees	81	50	35
Insurance commissions	42	40	42
Brokerage fees	23	27	22
Trust and other fiduciary fees	6	9	11
Other	74	192	226

Fees and commissions income	816	898	912

Other fees and commissions income includes amounts in respect of Davy in the years ended March 31, 2007 and March 31, 2006.

6 NET TRADING EXPENSE

	2008	2007
	€m	€m

Financial assets designated at fair value	(6)	(9)
Related derivatives held for trading	12	14

	6	5

Financial liabilities designated at fair value	107	(297)
Related derivatives held for trading	(272)	170

	(165)	(127)

Other financial instruments held for trading	(79)	51
Net fair value hedge ineffectiveness	(6)	(9)
Cash flow hedge ineffectiveness	(2)	10

Net trading expense	(246)	(70)

Net trading expense of €246 million (March 31, 2007: €70 million) includes the gains and losses on financial instruments held for trading and those designated at fair value through profit or loss (other than unit linked life assurance assets and investment contract liabilities). It includes the gains and losses arising on the purchase and sale

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

6 NET TRADING EXPENSE  (continued)

of these instruments, the interest income receivable and expense payable and the fair value movement on these instruments, together with the funding cost of the trading instruments. It also includes €28 million (March 31, 2007: €53 million) in relation to net gains arising from foreign exchange.

Net trading expense includes the fair value movement (including interest receivable and payable) on derivatives which act as economic hedges of the interest rate and foreign exchange risk inherent in some cash instruments (including financial assets and liabilities designated at fair value through profit or loss above). The offsetting net interest receivable of €346 million (March 31, 2007: €122 million) on the cash instruments is reported in net interest income.

Net fair value hedge ineffectiveness comprises a net gain from hedging instruments of €168 million (March 31, 2007: net loss of €112 million) offsetting a net loss from hedged items of €174 million (March 31, 2007: net gain of €103 million).

The net gain from the change in credit spreads relating to the Group’s issued notes designated at fair value through profit or loss was €32 million (March 31, 2007: nil).

The comparable figures to March 31, 2006 are unavailable in the format presented above as they were not prepared on the same basis at that time.

See notes 44 and 45 for details of the assets and liabilities designated at fair value through profit or loss.

7 LIFE ASSURANCE INVESTMENT INCOME AND (LOSSES)/GAINS

	2008	2007	2006
	€m	€m	€m

Gross life assurance investment income and (losses)/gains	(924)	275	625
Elimination of investment return on treasury stock held for the benefit of policyholders	98	(28)	(26)

Life assurance investment income and (losses)/gains	(826)	247	599

IFRS requires that Bank of Ireland stock held by the Group, including those held by BoI Life for the benefit of policyholders, are reclassified as treasury stock and accounted for as a deduction from equity. Changes in the value of any treasury stock held are recognised in equity at the time of disposal and dividends are not recognised as income or distributions.

The impact on the Group income statement of accounting for the stock held by BoI Life for the benefit of policyholders is that life assurance investment income and (losses) / gains of (€924) million (March 31, 2007: gain €275 million; March 31, 2006: gain €625 million) has been reduced by €98 million (March 31, 2007: increased by €28 million; March 31, 2006: increased by €26 million) which relates to the investment return on stock held under insurance contracts. Other operating income (see note 8) has been increased by €91 million, which relates to the investment return on stock held under investment contracts.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

8 OTHER OPERATING INCOME

	2008	2007	2006
	€m	€m	€m

Elimination of investment return on treasury shares held for the benefit of policyholders (see note 7)	91	40)	(49)
Other insurance income	91	176	151
Transfer from available for sale reserve on asset disposal (see note 41)	34	10	4
Other income	22	21	10
Profit on sale of Head Office premises	—	32	—

Other operating income	238	199	116

9 INSURANCE CONTRACT LIABILITIES AND CLAIMS PAID

	2008	2007	2006
	€m	€m	€m

Gross claims	1,013	683	514
Reinsurance	(27)	(22)	(19)

	986	661	495

Change in liabilities:
Gross	(41)	1,579	1,234
Reinsurance	(147)	(27)	(63)

	(188)	1,552	1,171

Insurance contract liabilities and claims paid	798	2,213	1,666

Gross claims can be summarised as follows:
Surrenders	851	552	397
Death and critical illness	113	86	78
Annuities	32	29	24
Maturities	3	7	8
Other	14	9	7

	1,013	683	514

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

9 INSURANCE CONTRACT LIABILITIES AND CLAIMS PAID  (continued)

10 TOTAL OPERATING EXPENSES

	2008	2007	2006
	€m	€m	€m

Administrative expenses
— Staff costs	1,235	1,244	1,167
— Other administrative expenses	785	764	687
Depreciation
— Intangible assets (note 24)	87	97	106
— Property, plant and equipment (note 26)	50	54	60

Total operating expenses	2,157	2,159	2,020

Staff costs, including performance reward are further analysed as follows:
Wages and salaries	963	986	911
Social security costs	93	90	81
Retirement benefit costs — defined benefit plans (note 36)	130	119	139
Retirement benefit costs — defined contribution plans	4	4	5
Share based payment schemes (note 41)	13	12	11
Other	32	33	20

	1,235	1,244	1,167

Staff numbers

In the year ended March 31, 2008 the average full time equivalents were 16,026 (2007: 15,952, 2006: 16,190) categorised as follows in line with the business classes as stated in note 1.

	2008	2007	2006

Retail Republic of Ireland	8,467	8,451	7,987
BOI Life	1,183	1,100	1,063
Capital Markets	1,737	1,986	2,091
UK Financial Services	3,599	3,415	3,930
Group Centre	1,040	1,000	1,119

	16,026	15,952	16,190

11 PROFIT ON DISPOSAL OF BUSINESS ACTIVITIES

Year ended March 31, 2008

There were no disposals of business activities in the year ended March 31, 2008.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

11 PROFIT ON DISPOSAL OF BUSINESS ACTIVITIES  (continued)

Year ended March 31, 2007

The total profit on disposal of business activities in the year ended March 31, 2007 was €243 million as follows:

€m

Davy Stockholders	229
Enterprise Finance Europe GmbH	8
Writeback in relation to Bristol & West plc	6

Total	243

On April 21, 2006 the Group completed the sale of Enterprise Finance Europe GmbH for a consideration of €10 million giving rise to a profit on disposal of €8 million. Costs incurred on disposal were €1 million.

On October 31, 2006 the Group completed the sale of its 90.444% equity stake in Davy Stockbrokers, which is analysed further below.

€m

Carrying value of net assets at date of disposal	84
Cost of disposal	3
Gain on disposal	229

Cash consideration received	316

In addition €6 million was written back to the Group profit and loss account in relation to costs provided, at March 31, 2006, against anticipated expenses in exiting certain contracts relating to the disposal of the Bristol & West branch network

To March 31, 2006

On September 21, 2005 the Group disposed of the Bristol & West branch network.

€m

Carrying value of net tangible assets at date of disposal	8
Cost of disposal	43
Gain on disposal of branch operations	176

Cash consideration received	227

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

11 PROFIT ON DISPOSAL OF BUSINESS ACTIVITIES  (continued)

12	AUDITORS’ REMUNERATION

				2008		2007	2006
	Notes		ROI	Overseas(i)	Total	Total	Total
			€m	€m	€m	€m	€m

Audit and assurance services (including VAT)
Statutory audit (including expenses)			3.6	1.3	4.9	4.6	5.0
Other audit and assurance services	(ii	)	4.1	0.7	4.8	7.8	3.2

			7.7	2.0	9.7	12.4	8.2

Other services (including VAT)
Transaction services	(iii	)	—	—	—	—	0.1
Taxation services			0.4	0.7	1.1	2.5	2.6
Other services			—	—	—	—	0.2

			0.4	0.7	1.1	2.5	2.9

			8.1	2.7	10.8	14.9	11.1

The figures in the above table relate to fees paid to PricewaterhouseCoopers (PwC). The Group Audit Committee has reviewed the level of fees and is satisfied that it has not affected the independence of the auditors.

(i)	Fees to overseas auditors principally consist of fees to PwC in the UK;

(ii)	Other audit and assurance services consist primarily of fees in connection with reporting to regulators, letters of comfort, reporting on Sarbanes Oxley and accounting matters.

(iii)	Transaction service costs relate primarily to financial due diligence and other assignments.

It is Group policy to subject all major consultancy assignments to a competitive tender process.

13	TAXATION

	2008	2007	2006
	€m	€m	€m

Current Tax
Irish corporation tax
— Current year	236	244	191
— Prior year	(2)	12	8
Double taxation relief	(62)	(30)	(20)
Foreign tax
— Current year	140	98	86
— Prior year	1	3	(3)

	313	327	262

Deferred tax
Origination and reversal of temporary differences	(84)	(21)	41

Charge for the year	229	306	303

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

13	TAXATION (continued)

The reconciliation of tax on profit at the standard Irish corporation tax rate to the Group’s actual tax charge for the years ended March 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006
	€m	€m	€m

Profit before taxation multiplied by the Standard rate of Corporate tax in Ireland of 12.5% (2007: 12.5%, 2006: 12.5%)	242	245	191
Effects of:
Levy on certain financial institutions	—	—	20
Foreign earnings subject to different rates of tax	86	49	78
BOI Life Companies — different basis of accounting	(53)	16	61
Elimination of investment return on treasury shares held by for the benefit of policyholders	(24)	8	9
Tax exempted profits and income at a reduced Irish tax rate	2	(26)	(71)
Non-deductible expenses	7	11	12
Prior year adjustments	(1)	6	5
Share of associates/joint ventures profits shown post tax in income statement	(6)	(5)	(6)
Other adjustments for tax purposes	(24)	2	4

Taxation charge	229	306	303

The taxation charge for the Group was €229 million for year ended March 31, 2008 compared to €306 million in the year ended March 31, 2007. The effective tax rate was 11.8% in the year ended March 31, 2008 compared to 15.6% for the year ended March 31, 2007. The rate has decreased largely as a result of a reduction in the tax charge of BoI Life due to lower investment income earned and lower capital gains, together with the effect of the elimination of the investment return on treasury stock held by BoI Life on behalf of policyholders.

The effective rate for year ended March 31, 2007 was 15.6% compared to 19.9% for year ending March 31, 2006. The rate decreased largely due to the benefits from the non-taxable gain in relation to disposal of Davy Stockbrokers, the abolition of the financial levy and the reduced gross-up for policyholder tax in the Life business.

14	EARNINGS PER SHARE

The calculation of basic earnings per unit of €0.64 ordinary stock is based on the profit attributable to ordinary stockholders divided by the weighted average ordinary stock in issue excluding treasury stock and own stock held for the benefit of life assurance policyholders.

	2008	2007	2006
	€m	€m	€m

Basic
Profit attributable to stockholders	1,699	1,651	1,230
Dividends on other equity interests (note 40)	(14)	(15)	(13)

Profit attributable to ordinary stockholders	1,685	1,636	1,217
Weighted average number of shares in issue excluding treasury stock and own shares held for the benefit of life assurance policyholders	965m	950m	947m
Basic earnings per share (cent)	174.6c	172.2c	128.5c

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

14	EARNINGS PER SHARE (continued)

The diluted earnings per share is based on the profit attributable to ordinary stockholders divided by the weighted average ordinary stock in issue excluding treasury stock and own stock held for the benefit of life assurance policyholders adjusted for the effect of all dilutive potential ordinary stock.

	2008	2007	2006
	€m	€m	€m

Diluted
Profit attributable to stockholders	1,699	1,651	1,230
Dividends on other equity interests	(14)	(15)	(13)

Profit attributable to ordinary stockholders	1,685	1,636	1,217
Weighted average number of shares in issue excluding treasury stock and own shares held for the benefit of life assurance policyholders	965m	950m	947m
Effect of all dilutive potential ordinary stock	4m	7m	7m

	969m	957m	954m

Diluted earnings per share (cent)	173.9c	171.0c	127.6c

15	TRADING SECURITIES

	2008	2007
	€m	€m

Debt securities — listed	119	520

Trading securities	119	520

The Group holds a portfolio of bonds for trading purposes typically taking positions in financial and corporate risk with ratings between investment grade AAA and BBB (average rating A).

16	DERIVATIVE FINANCIAL INSTRUMENTS

Derivatives

A derivative is a financial contract whose value is linked to movements in interest rates, exchange rates, equity or commodity prices or, more generally, to any objectively measured variable agreed between the parties. Derivative markets are an efficient mechanism for the transfer of risk. The Group uses derivatives to manage the market risks that arise naturally in its banking and other activities. In addition, it transacts in derivatives with its business and corporate clients for the purpose of assisting these clients in managing their exposure to changes in interest and foreign exchange rates. Finally, the Group takes discretionary market risk in derivative markets. The Group also uses credit derivatives, on a very limited basis, within its trading portfolio to take exposure to specific and general credit spread movements and in its balance sheet to provide default protection on specific credit exposures. The Group’s objectives and policies on managing the risks that arise in connection with derivatives, including the policies for hedging, are included in the note 55 to the consolidated financial statements.

The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group’s exposure to credit or price risks. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market rates or prices relative to their terms. The aggregate contractual or notional amount of derivative financial

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

16	DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

instruments on hand and the aggregate fair values of derivative financial assets and liabilities can fluctuate significantly. The fair values and notional amounts of derivative instruments held are set out in the following tables:

	Contract/
	notional	Fair values
March 31, 2008	amount	Assets	Liabilities
	€m	€m	€m

Derivatives held for trading
Foreign exchange derivatives
Currency forwards	55,078	906	835
Currency swaps	756	71	24
Over the counter currency options	2,561	74	78

Total foreign exchange derivatives held for trading	58,395	1,051	937

Interest rate derivatives
Interest rate swaps	147,174	940	960
Cross currency interest rate swaps	29,999	893	1,268
Forward rate agreements	11,919	5	4
Over the counter interest rate options	8,873	50	50

Total interest rate derivatives held for trading	197,965	1,888	2,282

Equity and commodity contracts
Equity index linked contracts held	7,051	446	259

Total derivative assets/liabilities held for trading	263,411	3,385	3,478

Derivatives held for hedging
Derivatives designated as fair value hedges
Interest rate swaps	16,115	256	190
Cross currency interest rate swaps	1,195	122	—

Total designated as fair value hedges	17,310	378	190

Derivatives designated as cash flow hedges
Interest rate swaps	83,950	585	654
Cross currency interest rate swaps	4,370	220	—

Total designated as cash flow hedges	88,320	805	654

Total derivative assets/liabilities held for hedging	105,630	1,183	844

Total derivative assets/liabilities	369,041	4,568	4,322

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

16	DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

	Contract/
	notional	Fair values
March 31, 2007	amount	Assets	Liabilities
	€m	€m	€m

Derivatives held for trading
Foreign exchange derivatives
Currency forwards	33,591	148	266
Currency swaps	952	28	14
Over the counter currency options	2,204	13	12

Total foreign exchange derivatives held for trading	36,747	189	292

Interest rate derivatives
Interest rate swaps	200,498	571	663
Cross currency interest rate swaps	25,959	207	408
Forward rate agreements	16,865	1	2
Over the counter interest rate options	4,092	14	14

Total interest rate derivatives held for trading	247,414	793	1,087

Equity and commodity contracts
Equity index linked contracts held	7,472	932	871

Total derivative assets/liabilities held for trading	291,633	1,914	2,250

Derivatives held for hedging
Derivatives designated as fair value hedges
Interest rate swaps	15,757	185	228
Cross currency interest rate swaps	1,101	15	8

Total designated as fair value hedges	16,858	200	236

Derivatives designated as cash flow hedges
Interest rate swaps	100,257	735	436
Cross currency interest rate swaps	6,598	—	13
Total designated as cash flow hedges	106,855	735	449

Total derivative assets/liabilities held for hedging	123,713	935	685

Total derivative assets/liabilities	415,346	2,849	2,935

The Group designates certain derivatives as hedging instruments in either fair value or cash flow hedge relationships.

Fair value hedges

Certain interest rate and cross currency interest rate derivatives are designated as hedging instruments. These are primarily used to reduce the interest rate and foreign exchange exposure on the Group’s fixed rate debt held and debt issued portfolios.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

16	DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

Cash flow hedges

The Group designates certain interest rate and cross currency interest rate swaps in cash flow hedge relationships in order to hedge the exposure to variability in future cash flows arising from variable rate assets and liabilities. See note 41 for the movement in the cash flow hedge reserve.

The periods in which the hedged cash flows are expected to occur are shown in the table below.

		Between 1 to	Between 2 to	More than
March 31, 2008	Up to 1 year	2 years	5 years	5 years	Total
	€m	€m	€m	€m	€m

Forecast receivable cash flows	616	553	1,373	656	3,198

Forecast payable cash flows	(2,458)	(2,292)	(4,594)	(1,001)	(10,345)

		Between 1 to	Between 2 to	More than
March 31, 2007	Up to 1 year	2 years	5 years	5 years	Total
	€m	€m	€m	€m	€m

Forecast receivable cash flows	905	803	1,439	620	3,767

Forecast payable cash flows	(2,970)	(3,301)	(4,978)	(2,210)	(13,459)

The hedged cash flows are expected to impact the income statement in the following periods, excluding any hedge accounting adjustments that may be applied:

		Between 1 to	Between 2 to	More than
March 31, 2008	Up to 1 year	2 years	5 years	5 years	Total
	€m	€m	€m	€m	€m

Forecast receivable cash flows	726	541	1,335	596	3,198

Forecast payable cash flows	(2,750)	(2,173)	(4,472)	(950)	(10,345)

		Between 1 to	Between 2 to	More than
March 31, 2007	Up to 1 year	2 years	5 years	5 years	Total
	€m	€m	€m	€m	€m

Forecast receivable cash flows	1,083	718	1,393	573	3,767

Forecast payable cash flows	(3,353)	(3,096)	(4,850)	(2,160)	(13,459)

There are no forecast transactions for which hedge accounting had previously been used, but are now no longer expected to occur.

17	OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	2008	2007
	€m	€m

Equity securities	7,484	9,241
Government bonds	2,142	2,168
Unit trusts	868	542
Debt securities	356	756
Loans to customers	59	—

Other financial assets at fair value through profit or loss	10,909	12,707

A portion of the Group’s life assurance business takes the legal form of investment contracts, under which legal title to the underlying investment is held by the Group, but the inherent risks and rewards in the investments is borne

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

17	OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (continued)

by the investors. Due to the nature of these contracts, the carrying value of the assets is always the same as the value of the liabilities due to policyholders and any change in the value of the assets results in an equal but opposite change in the value of the amounts due to policyholders. At March 31, 2008, such assets amounted to €10,460 million (March 31, 2007: €12,403 million), while the remaining €449 million (March 31, 2007: €304 million) relates to other Group businesses. The associated liabilities are included in liabilities to customers under investment contracts and insurance contract liabilities on the balance sheet.

18	LOANS AND ADVANCES TO BANKS

	2008	2007
	€m	€m

Mandatory deposit with central banks	3,748	2,124
Placements with other banks	3,275	2,338
Funds placed with central banks	2,218	906
Securities purchased with agreement to resell	168	1,842

Loans and advances to banks	9,409	7,210

19	AVAILABLE FOR SALE FINANCIAL ASSETS

	2008	2007
	€m	€m

Government bonds	1,755	6,380
Other debt securities
— listed	21,059	21,530
— unlisted	6,450	5,490
Equity securities
— listed	20	30
— unlisted	23	19

Available for sale financial assets	29,307	33,449

At March 31, 2008, available for sale financial assets at fair value of €582 million (March 31, 2007: €5,659 million) had been pledged to third parties in sale and repurchase agreements for periods not exceeding six months.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

19	AVAILABLE FOR SALE FINANCIAL ASSETS (continued)

The movement on available for sale financial assets is analysed as follows:

	2008	2007
	€m	€m

At April 1	33,449	28,205
Revaluation, exchange and other adjustments	(2,293)	(604)
Additions	22,312	30,465
Sales	(10,367)	(8,256)
Redemptions	(13,883)	(16,333)
Amortisation	94	52
Provision for impairment (note 21)	(5)	1
Transfer from subsidiary	—	—
Reclassification	—	(81)

At March 31	29,307	33,449

20	LOANS AND ADVANCES TO CUSTOMERS

	2008	2007
	€m	€m

Loans and advances to customers	132,575	121,933
Finance leases and hire purchase receivables	3,759	3,543

	136,334	125,476
Less allowance for impairment losses on loans and advances to customers (note 21)	(596)	(428)

Loans and advances to customers	135,738	125,048

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

20	LOANS AND ADVANCES TO CUSTOMERS (Continued)

Finance leases and hire purchase receivables

Loans and advances to customers include finance leases and hire purchase receivables, which are analysed as follows:

	2008	2007
	€m	€m

Gross investment in finance leases:
Not later than 1 year	1,512	1,409
Later than 1 year and not later than 5 years	2,565	2,385
Later than 5 years	104	125

	4,181	3,919
Unearned future finance income on finance leases	(422)	(376)

Net investment in finance leases	3,759	3,543

The net investment in finance leases may be analysed as follows:
Not later than 1 year	1,359	1,273
Later than 1 year and not later than 5 years	2,303	2,155
Later than 5 years	97	115

	3,759	3,543

Securitisations and other asset transfers

As part of its capital management process, the Group has engaged in securitisation transactions of certain of the residential mortgage assets in its portfolio. In general, the assets, or interests in the assets, are transferred to Special Purpose Entities (SPEs), which then issue liabilities to third party investors. All the Group’s securitisation SPEs are consolidated in the financial statements of the Group.

21	CREDIT RISK EXPOSURES

The table below represents the maximum exposure to credit risk for financial assets with material credit risk at March 31, 2008 and March 31, 2007 taking no account of collateral or other credit enhancements held. Exposures are based on the net carrying amounts as reported in the balance sheet for on balance sheet assets. The breakdown of loans and advances to customers in this note, with the exception of the geographical / industry analysis table, reflects how the risk is managed. Equity securities are included in the maximum exposure table for completeness purposes. Interest receivable has been excluded from the table. Details of interest receivable can be found in note 27. The following tables should be read in conjunction with the credit risk information contained in note 55.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

21	CREDIT RISK EXPOSURES (continued)

Maximum exposure to credit risk (before collateral or other credit enhancements)

	2008	2007
	€m	€m

Loans and receivables
— Loans and advances to banks	9,409	7,210

— Loans and advances to customers
> Mortgages	60,028	58,811
> Personal	7,189	6,152
> Commercial	69,117	60,513

Gross loans and advances to customers	136,334	125,476
Less allowance for losses on loans and advances	(596)	(428)

Loans and advances to customers	135,738	125,048

Financial assets at fair value through profit or loss
— Trading securities	119	520
— Designated at initial recognition
> Unit trusts	868	542
> Government bonds	2,142	2,168
> Equity securities	7,484	9,241
> Debt securities	356	756
> Loans and advances to customers	59	—
Derivative financial instruments	4,568	2,849
Available for sale financial assets
— Government bonds	1,755	6,380
— Treasury bills and other bills eligible for refinancing with central banks	10	11
— Equity securities	43	49
— Debt securities	27,514	27,020
Less allowance for losses on available for sale financial assets	(5)	—
Other assets
— Reinsurance asset	484	336

Total	190,544	182,130

Off balance sheet (note 37)
Contingent liabilities	2,915	2,503
Commitments	36,881	36,013

Total off balance sheet	39,796	38,516

Total maximum exposure	230,340	220,646

In the following table, the industry breakdown of loans and advances to customers is based on the sector / type of the borrower or the guarantor of ultimate risk and the geographic breakdown is based on the location of the business unit where the borrowing is booked.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

21	CREDIT RISK EXPOSURES (continued)

The Group’s primary markets are Ireland and the UK and exposures originated and managed in these countries represent a material concentration of credit risk.

The Group’s exposure to credit risk from its lending activities does not exceed 10% of loans and advances to customers after provisions in any individual sector or industry with the exception of residential mortgages, construction and property.

The Group’s residential mortgage portfolio is widely diversified by individual borrower and amounts to 45% (March 31, 2007: 47%) of the gross loans and advances to customers, 34% (March 31, 2007: 36%) of the loans and advances in Ireland and 59% (March 31, 2007: 62%) in the UK.

Geographical/industry analysis	2008	2007
	€m	€m

Ireland
Personal
> Residential mortgages	26,696	24,634
> Other lending	6,589	6,146
Construction and property	20,313	16,305
Business and other services	9,032	6,284
Manufacturing	5,727	5,446
Distribution	3,726	3,305
Transport	1,860	1,829
Financial	1,720	2,381
Agriculture	1,379	1,300
Energy	1,131	889

Total Ireland	78,173	68,519

UK
Personal
> Residential mortgages	34,064	35,053
> Other lending	2,820	2,808
Construction and property	15,173	13,374
Business and other services	2,905	2,910
Manufacturing	1,236	1,183
Distribution	566	514
Transport	315	319
Financial	295	353
Agriculture	113	105
Energy	112	83

Total UK	57,599	56,702

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

21	CREDIT RISK EXPOSURES (continued)

Geographical/industry analysis	2008	2007
	€m	€m

Other
Personal
> Residential mortgages	1	2
Construction and property	110	16
Business and other services	111	46
Manufacturing	126	46
Distribution	6	6
Transport	64	—
Financial	144	139

Total other	562	255

Gross loans and advances to customers	136,334	125,476

The tables below summarise the Group’s financial assets over the following categories: neither past due nor impaired, past due but not impaired and impaired. Other financial instruments also includes the Group’s reinsurance asset. Exposures are based on the gross amount, before provisions for impairment.

				Other
				financial
March 31, 2008	Mortgages	Personal	Commercial	instruments	Total
	€m	€m	€m	€m	€m

Financial assets neither past due nor impaired	58,320	6,696	67,237	54,803	187,056
Financial assets past due but not impaired	1,693	262	1,064	—	3,019
Impaired financial assets	15	231	816	8	1,070

Total	60,028	7,189	69,117	54,811	191,145

				Other
				financial
March 31, 2007	Mortgages	Personal	Commercial	instruments	Total
	€m	€m	€m	€m	€m

Financial assets neither past due nor impaired	57,199	5,753	58,750	57,075	178,777
Financial assets past due but not impaired	1,592	245	1,258	—	3,095
Impaired financial assets	20	154	505	7	686

Total	58,811	6,152	60,513	57,082	182,558

Financial assets neither past due nor impaired

The Group uses internal ratings as part of its credit risk management system. These have been mapped to the summary ratings below. Mortgage, personal and commercial loans are assigned an internal credit grade based on an assessment of the credit quality of the borrower. A thirteen point grade scale is used for more complex, individually managed exposures, including wholesale, corporate and business lending. A seven point grade scale is used for standardised products (including mortgages, personal and small business loans).

Other loans and financial instruments are assigned an internal rating supported by external ratings of the major rating agencies.

High quality ratings apply to highly rated financial obligors, strong corporate counterparties and personal borrowers (including residential mortgages) with whom the Group has an excellent repayment experience. High

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

21	CREDIT RISK EXPOSURES (continued)

quality are derived from grades 1 to 4 on the thirteen point grade scale, grades 1 and 2 on the seven point grade scale and ratings equivalent to AAA, AA+, AA, AA-, A+, A, A-, BBB+ and BBB for the external major rating agencies.

Satisfactory quality ratings apply to financial assets that are performing as expected, including loans and advances to small and medium sized enterprises, leveraged entities and more recently established businesses. Satisfactory quality also includes some element of the Group’s retail portfolios. Satisfactory ratings are derived from grades 5 to 7 on the thirteen point grade scale, grade 3 on the seven point grade scale and external ratings equivalent to BBB- and BB+.

Acceptable quality ratings apply to customers with increased risk profiles that are subject to closer monitoring and scrutiny by lenders with the objective of managing risk and moving accounts to an improved rating category. Acceptable quality ratings are derived from grades 8 and 9 on the thirteen point grade scale, grade 4 outstandings that are neither past due nor impaired within the seven point scale and external ratings equivalent to BB- and B+.

The lower quality but not past due nor impaired rating applies to risks that are neither in arrears nor expected to result in loss but where the Group requires a work down or work out of the relationship unless an early reduction in risk is achievable. Lower quality ratings are derived from outstandings that are neither past due nor impaired within ratings grades 10 and 11 on the thirteen point grade scale and grade 5 on the seven point grade scale and external ratings equivalent to B or below.

All assets in grades 12 and 13 on the thirteen point grade scale and grades 6 and 7 on the seven point grade scale are impaired.

				Other
				financial
March 31, 2008	Mortgages	Personal	Commercial	instruments	Total
	€m	€m	€m	€m	€m

High quality	57,754	5,123	15,075	45,748	123,700
Satisfactory quality	545	1,394	45,152	8,977	56,068
Acceptable quality	21	170	6,336	65	6,592
Lower quality but not past due nor impaired	—	9	674	13	696

Total	58,320	6,696	67,237	54,803	187,056

				Other
				financial
March 31, 2007	Mortgages	Personal	Commercial	instruments	Total
	€m	€m	€m	€m	€m

High quality	56,753	4,028	13,433	46,394	120,608
Satisfactory quality	417	1,641	41,239	10,570	53,867
Acceptable quality	29	84	3,736	99	3,948
Lower quality but not past due nor impaired	—	—	342	12	354

Total	57,199	5,753	58,750	57,075	178,777

Financial assets past due but not impaired

Where possible, the tables will generally exclude amounts arising from operational/timing issues that are outside the control of customers.

Consistent with the introduction of a ‘past due but not impaired’ category, the Group has reclassified those loans which are past due more than 90 days on which it does not expect to incur a loss, from impaired loans.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

21	CREDIT RISK EXPOSURES (continued)

As operationally impracticable, the Group has availed of the option under IFRS 7 to not disclose the fair value of collateral held against past due or impaired financial assets.

				Other
				financial
March 31, 2008	Mortgages	Personal	Commercial	instruments	Total
	€m	€m	€m	€m	€m

Past due up to 30 days	849	200	744	—	1,793
Past due 31 — 60 days	318	44	165	—	527
Past due 61 — 90 days	134	16	100	—	250
Past due more than 90 days	392	2	55	—	449

Total	1,693	262	1,064	—	3,019

				Other
				financial
March 31, 2007	Mortgages	Personal	Commercial	instruments	Total
	€m	€m	€m	€m	€m

Past due up to 30 days	862	190	659	—	1,711
Past due 31 — 60 days	307	39	336	—	682
Past due 61 — 90 days	134	13	140	—	287
Past due more than 90 days	289	3	123	—	415

Total	1,592	245	1,258	—	3,095

Impaired financial assets

Please refer to note 55 for information on the Group’s approach to assessing impairment.

				Other
				financial
March 31, 2008	Mortgages	Personal	Commercial	instruments	Total
	€m	€m	€m	€m	€m

Impaired financial assets	15	231	816	8	1,070

Allowance at the beginning of the year	19	121	288	—	428
Exchange adjustments	(2)	(4)	(23)	—	(29)
Amounts written off	(3)	(15)	(25)	—	(43)
Recoveries	2	6	5	—	13
Charge against income statement	5	79	143	5	232

Allowance at the end of the year	21	187	388	5	601

Allowances include specific and ‘incurred but not reported’ (IBNR) allowances. IBNR allowances can be recognised on all categories of loans for losses not specifically identified but which, experience and observable data indicate, are present in the portfolio at the date of assessment. The classification of loans in the prior year has been updated to reflect the IFRS 7 segments. In particular, only those loans on which the Group expects to incur a loss are classified as impaired in line with IFRS. All other loans are classified as ’neither past due nor impaired’ or ‘past due but not impaired’. The effect of this is to reduce impaired loans and advances to customers in the prior year from €968 million to €679 million.

The allowance of €601 million at March 31, 2008, is held against loans and advances to customers — €596 million (March 31, 2007: €428 million) and available for sale financial assets — €5 million (March 31, 2007:

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

21	CREDIT RISK EXPOSURES (continued)

nil). The commercial classification includes an allowance of €2 million at the beginning and end of the year relating to other financial instruments.

The Commercial classification includes €81 million relating to the Group’s exposure to Structured Investment Vehicles (SIVs) with the related impairment provision of €45 million.

The Group had a total exposure to Collateralised Debt Obligations (CDOs) of €43 million at March 31, 2008 all of which is classified as other financial instruments. Of this amount, €30 million relates to the Group’s own CDO vehicle, Partholon (see note 52) which is fully consolidated into the Group’s financial statements. Of the remaining exposure, €9 million is neither impaired nor past due while the balance of €4 million is impaired with a related €2 million provision.

The Group’s exposure to Monoline Insurers (primarily through wrapped products) of €127 million is neither past due nor impaired and it is classified in other financial instruments.

				Other
				financial
March 31, 2007	Mortgages	Personal	Commercial	instruments	Total
	€m	€m	€m	€m	€m

Impaired financial assets	20	154	505	7	686

Allowance at the beginning of the year	8	102	250	—	360
Exchange adjustments	—	—	1	—	1
Amounts written off	(2)	(28)	(23)	—	(53)
Recoveries	1	9	9	—	19
Charge against income statement	12	42	49	—	103
Other movements	—	(4)	2	—	(2)

Allowance at the end of the year	19	121	288	—	428

Financial assets renegotiated that would otherwise be past due or impaired

Financial assets may be renegotiated at the request of the Group or the customer for commercial purposes, where there is evidence of the continuing ability of the customer to meet renegotiated payment obligations. Where facilities that are past due or impaired are renegotiated, it is the Group’s standard practice to retain these facilities in the past due or impaired classifications until the customer has demonstrated the ability to meet present and future commitments. The balance of facilities that have been renegotiated that would otherwise be past due or impaired as at March 31, 2008 was nil (March 31, 2007: nil).

Repossessed collateral

During the year ended March 31, 2008, the Group took possession of collateral held as security, as follows:

	2008	2007
	€m	€m

Residential properties	34	33

Repossessed properties are sold as soon as practicable, with the proceeds applied against outstanding indebtedness.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

22	INTEREST IN ASSOCIATED UNDERTAKINGS

	2008	2007
	€m	€m

At April 1	26	21
Share of results after tax	(1)	1
Increase in investments	3	4

At March 31	28	26

In presenting details of the associated undertakings of the Group, the exemption permitted by Regulation 10 of the European Communities (Credit Institutions: Accounts) Regulations, 1992 has been availed of and the Group will annex to its annual return to the Companies Office, a full listing of associated undertakings.

23	INTEREST IN JOINT VENTURES

	2008	2007
	€m	€m

At April 1	73	75
Acquisitions	—	21
Share of results after tax	47	43
Exchange adjustments	(16)	2
Dividends received	(34)	(68)

At March 31	70	73

The joint ventures are First Rate Exchange Services, Enterprise 2000 Fund and Paul Capital Investments, LLC. The joint venture with Paul Capital Partners was established in June 2006. See note 50 for further details.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

24 INTANGIBLE ASSETS

				Other
		Computer	Computer	externally
		software	software	purchased
		externally	internally	intangible
March 31, 2008	Goodwill	purchased	generated	assets	Total
	€m	€m	€m	€m	€m

Cost
At April 1, 2007	347	313	726	151	1,537
Exchange adjustments	(54)	(19)	(14)	(22)	(109)
Reclassifications	—	(33)	37	—	4
Additions	—	10	67	21	98
Disposals/write offs	—	(4)	(9)	(1)	(14)

At March 31, 2008	293	267	807	149	1,516

Accumulated amoritisation and impairment losses
At April 1, 2007	—	(212)	(341)	(41)	(594)
Exchange adjustments	—	6	5	7	18
Reclassifications	—	—	(4)	—	(4)
Disposals/write offs	—	4	9	1	14
Charge for the year	—	(9)	(70)	(8)	(87)

At March 31, 2008	—	(211)	(401)	(41)	(653)

Net Book Value at March 31, 2008	293	56	406	108	863

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

24 INTANGIBLE ASSETS  (continued)

				Other
		Computer	Computer	externally
		software	software	purchased
		externally	internally	intangible
March 31, 2007	Goodwill	purchased	generated	assets	Total
	€m	€m	€m	€m	€m

Cost
At April 1, 2006	375	312	658	146	1,491
Acquisition/disposal of subsidiary undertaking	—	(14)	—	—	(14)
Goodwill/intangibles arising on acquisitions during the year	2	—	—	4	6
Exchange adjustments	(28)	3	1	1	(23)
Reclassifications	—	(1)	(1)	—	(2)
Additions	—	23	82	—	105
Disposals/write offs	—	(10)	(14)	—	(24)
Goodwill written back on disposals	(2)	—	—	—	(2)

At March 31, 2007	347	313	726	151	1,537

Accumulated amortisation and impairment losses
At April 1, 2006	—	(210)	(289)	(27)	(526)
Acquisition/disposal of subsidiary undertaking	—	10	—	—	10
Disposals/write offs	—	6	13	—	19
Charge for the year	—	(18)	(65)	(14)	(97)

At March 31, 2007	—	(212)	(341)	(41)	(594)

Net Book Value at March 31, 2007	347	101	385	110	943

Impairment Review — Goodwill

Goodwill is reviewed annually for impairment or more frequently if events or circumstances indicate that impairment may have occurred by comparing the carrying value of goodwill to its recoverable amount. An impairment loss arises if the carrying value exceeds the recoverable amount.

The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use, where the value in use is the present value of the future cash flows expected to be derived from the asset.

Impairment testing of goodwill

At March 31, 2008, total goodwill on the Group balance sheet was €293 million (March 31, 2007: €347 million). Goodwill is allocated to cash generating units at a level which represents the smallest identifiable group of assets that generate largely independent cash flows.

Included in the total goodwill are €48 million (March 31, 2007: €56 million) relating to Burdale, €168 million (March 31, 2007: €199 million) relating to Iridian and €72 million (March 31, 2007: €86 million) relating to Guggenheim. The remaining aggregate Group goodwill at March 31, 2008 of €5 million (March 31, 2007: €6 million) was comprised of balances not considered individually significant.

The calculation of the recoverable amount of goodwill for each of these cash generating units is based upon a value in use calculation that discounts expected pre-tax cash flows at an interest rate appropriate to the cash generating unit. The determination of both require the exercise of judgement. The estimation of pre-tax cash flows

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

24 INTANGIBLE ASSETS  (continued)

is sensitive to the periods for which forecasted cash flows are available and to assumptions underpinning the sustainability of those cash flows. While forecasts are compared with actual performance and external economic data, expected cash flows reflect management’s view of future performance.

The values assigned to key assumptions reflect past experience, performance of the business to date and management judgement. The recoverable amount calculations performed for the significant amounts of goodwill are sensitive to changes in the following key assumptions:

Cash flow forecasts

Cash flow forecasts are based on internal management information for a period of up to five years, after which a growth factor appropriate for the business is applied. Initial cash flows are based on performance in the current year and the next four years cash flows are consistent with approved plans for each business. The cash flows for Iridian and Guggenheim are sensitive to future management and performance fees and growth in assets under management.

Growth rates

Growth rates beyond five years are determined by reference to local economic growth, inflation projections or long term bond yields. The assumed growth rates are 2.25% for Burdale and 3% for Iridian and Guggenheim.

Discount rate

The discount rate applied in all cases is the pre-tax weighted average cost of capital for the Group increased to include a risk premium to reflect the specific risk profile of the cash generating unit to the extent that such risk is not already reflected in the forecast cash flows. A rate of 9% has been used in the models.

Certain elements within these cash flow forecasts are critical to the performance of the business. The impact of changes in these cash flows, growth rate and discount rate assumptions has been assessed by the Directors in the review. The Directors consider that reasonable changes in key assumptions used to determine the recoverable amounts of Burdale, Iridian and Guggenheim will not result in any material impairment of goodwill.

No impairment was identified in the years ended March 31, 2008 or March 31, 2007.

25 INVESTMENT PROPERTIES

	2008	2007
	€m	€m

At April 1	1,142	807
Revaluation	(149)	96
Additions	529	263
Disposals	(11)	(24)

At March 31	1,511	1,142

Investment properties are carried at fair value as determined by external qualified property surveyors appropriate to the variety of properties held. Fair values have been calculated using both current trends in the market and recent transactions for similar properties. Investment properties are held by BoI Life on behalf of policyholders.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

26 PROPERTY, PLANT AND EQUIPMENT

	Freehold
	land and				Payments on
	buildings				account and
	and long		Computer		assets in the
	leaseholds		and other	Finance	course of
	(at fair	Adaptations	equipment	lease assets	construction
March 31, 2008	value)	(at cost)	(at cost)	(at cost)	(at cost)	Total
	€m	€m	€m	€m	€m	€m

Cost or valuation
At April 1, 2007	442	127	683	8	7	1,267
Exchange adjustments	(13)	(4)	(25)	(1)	—	(43)
Additions	—	—	23	—	31	54
Disposals	(1)	(1)	(24)	—	—	(26)
Revaluation	(37)	—	—	—	—	(37)
Reclassifications	(11)	2	1	—	(3)	(11)

At March 31, 2008	380	124	658	7	35	1,204

Accumulated depreciation and amortisation
At April 1, 2007	—	(42)	(553)	(7)	—	(602)
Exchange adjustments	—	2	19	1	—	22
Disposals	—	1	18	—	—	19
Charge for the year	—	(16)	(34)	—	—	(50)

At March 31, 2008	—	(55)	(550)	(6)	—	(611)

Net book value at March 31, 2008	380	69	108	1	35	593

The net book value of property, plant and equipment at March 31, 2008 above is analysed as follows:

€m

At cost	213
At fair value	380

593

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

26 PROPERTY, PLANT AND EQUIPMENT  (continued)

	Freehold
	land and				Payments on
	buildings				account and
	and long		Computer		assets in the
	leaseholds		and other	Finance lease	course of
	(at fair	Adaptations	equipment	assets	construction
March 31, 2007	value)	(at cost)	(at cost)	(at cost)	(at cost)	Total
	€m	€m	€m	€m	€m	€m

Cost or valuation
At April 1, 2006	627	124	676	10	6	1,443
Acquisition/disposal of subsidiary undertaking	—	(8)	(19)	—	—	(27)
Exchange adjustments	2	—	3	—	—	5
Additions	3	4	37	—	13	57
Disposals/write offs	(151)	(1)	(18)	(2)	—	(172)
Revaluation	34	—	—	—	—	34
Reclassifications	(73)	8	4	—	(12)	(73)

At March 31, 2007	442	127	683	8	7	1,267

Accumulated depreciation and amortisation
At April 1, 2006	—	(33)	(542)	(8)	—	(583)
Exchange adjustments	—	—	(2)	—	—	(2)
Disposals/write offs	—	—	14	1	—	15
Charge for year	—	(14)	(40)	—	—	(54)
Acquisition/disposal of subsidiary undertaking	—	5	17	—	—	22

At March 31, 2007	—	(42)	(553)	(7)	—	(602)

Net book value at March 31, 2007	442	85	130	1	7	665

The net book value of property, plant and equipment at March 31, 2007 above is analysed as follows:

€m

At cost	223
At fair value	442

665

Property

A revaluation of all Group property was carried out as at March 31, 2008. All freehold and long leasehold (50 years or more unexpired) commercial properties were valued by Lisneys as external valuers, who also reviewed the valuation of all other property carried out by the Bank’s professionally qualified staff. Valuations were made on the basis of open market value.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

26 PROPERTY, PLANT AND EQUIPMENT  (continued)

Sale and leaseback

The Group executed sale and leaseback transactions for 30 retail branches (March 31, 2007: 36 retail branches) which yielded a profit of €33 million (March 31, 2007: €86 million). Ongoing rental commitments are €4 million and the leases are classified as operating leases. Other properties that were sold in the normal course of business netted a profit on disposal of €6 million (March 31, 2007: €1 million). Further disposals are being progressed with a net book value of €19 million (March 31, 2007: €73 million) which includes €8 million carried forward from the year ended March 31, 2007 and €11 million that have been reclassified from property, plant and equipment. These properties are shown as assets classified as held for sale (note 28) in the year ended March 31, 2008.

	2008	2007
	€m	€m

Future capital expenditure
— contracted but not provided in the financial statements	19	3
— authorised by the Directors but not contracted	39	14

Minimum future rentals under non-cancellable operating leases are as follows:

	Payable	Receivable
	€m	€m

Year ended March 31, 2008
Not later than 1 year	73	2
Later than 1 year and not later than 5 years	256	6
Later than 5 years	540	2

27 OTHER ASSETS

	2008	2007
	€m	€m

Interest receivable	900	911
Sundry debtors and other	574	794
Value in force of life assurance business (note 53)	548	580
Reinsurance asset	484	336
Accounts receivable and prepayments	248	268

Other assets	2,754	2,889

Other assets are analysed as follows:
Within 1 year	1,690	1,946
After 1 year	1,064	943

	2,754	2,889

28 ASSETS CLASSIFIED AS HELD FOR SALE

	2008	2007
	€m	€m

Retail branches	11	56
Other properties	221	27

Assets classified as held for sale	232	83

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

28 ASSETS CLASSIFIED AS HELD FOR SALE  (continued)

Other properties primarily relate to transactions that the Group has entered into on behalf of private clients. It is anticipated that these properties will be disposed of in due course.

29 DEPOSITS BY BANKS

	2008	2007
	€m	€m

Deposits by banks	12,099	14,258
Securities sold under agreement to repurchase	1,749	6,147
Other bank borrowings	282	—

Deposits by banks	14,130	20,405

30 CUSTOMER ACCOUNTS

	2008	2007
	€m	€m

Demand deposits	36,788	25,393
Term deposits and other products	31,514	27,333
Current accounts	16,327	16,932
Other short term borrowings	1,605	2,619

Customer accounts	86,234	72,277

31 DEBT SECURITIES IN ISSUE

	2008	2007
	€m	€m

Bonds and medium term notes	27,836	29,837
Other debt securities in issue	33,006	29,686

Debt securities in issue	60,842	59,523

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

32 SUBORDINATED LIABILITIES

	2008	2007
	€m	€m

Undated Loan Capital
Bank of Ireland UK Holdings plc
(a) €600 million 7.40% Guaranteed Step-up Callable Perpetual Preferred Securities	615	618
(b) Stg£350 million 6.25% Guaranteed Callable Perpetual Preferred Securities	394	448
BOI Capital Funding (No 1) LP
(c) €600 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	590	588
BOI Capital Funding (No 2) LP
(d) U.S.$800 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	541	583
BOI Capital Funding (No 3) LP
(e) U.S.$400 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	270	294
BOI Capital Funding (No 4) LP
(f) Stg£500 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	602	707
Bank of Ireland
(g) Stg£75 million 13 3/8% Perpetual Subordinated Bonds	156	182
Bristol & West
(h) Stg£32.6 million 8 1/8% Non-Cumulative Preference Shares	41	74

	3,209	3,494

Dated loan capital
Bank of Ireland
€750 million 6.45% Subordinated Bonds 2010	767	775
€600 million Subordinated Floating Rate Notes 2013	600	600
Can$400 million Fixed/Floating Rate Subordinated Notes 2015	242	255
€600 million Subordinated Floating Rate Notes due 2017	599	599
€750 million Floating Rate Subordinated Notes 2017	768	748
Stg£400 million Fixed/Floating Rate Subordinated Notes 2018	500	584
US $600 million Subordinated Floating Rate Notes due 2018	379	—
Stg£75 million 10 3/4% Subordinated Bonds 2018	98	111
€650 million Fixed/Floating Rate Subordinated Notes 2019	646	642
	4,599	4,314

Subordinated liabilities	7,808	7,808

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

32 SUBORDINATED LIABILITIES  (continued)

Undated loan capital

(a) €600 million 7.40% Guaranteed Step-Up Callable Perpetual Preferred Securities

On March 7, 2001 Bank of Ireland UK Holdings plc (the Issuer) issued €600 million 7.40% Guaranteed Step-up Callable Perpetual Preferred Securities (the Preferred Securities) which have the benefit of a subordinated guarantee by the Bank.

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

(b) Stg£350 million 6.25% Guaranteed Callable Perpetual Preferred Securities

On March 17, 2003 Bank of Ireland UK Holdings plc (the Issuer) issued Stg£350 million 6.25% Guaranteed Callable Perpetual Preferred Securities (the Preferred Securities) which have the benefit of a subordinated guarantee by the Bank.

The Preferred Securities are perpetual securities and have no maturity date. However they are redeemable in whole but not in part at the option of the Issuer subject to the prior consent of the Financial Regulator and of the Bank, at their principal amount together with any outstanding payments on March 7, 2023 or any coupon date thereafter. The Preferred Securities bear interest at a rate of 6.25% per annum to March 7, 2023 and thereafter at a rate of six month Stg£ Libor plus 1.70% per annum, reset semi annually.

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

(c) €600 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities

On March 2, 2005 BOI Capital Funding (No. 1) LP (the Issuer) issued €600 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (the Preferred Securities) having the benefit of a subordinated guarantee by the Bank.

The Preferred Securities, comprising limited partnership interests in BOI Capital Funding (No. 1) LP, are perpetual securities with no maturity date. However they are redeemable, subject to the prior approval of the Financial Regulator, on March 3, 2010 or any distribution payment date thereafter, in whole but not in part, at the

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

32 SUBORDINATED LIABILITIES  (continued)

option of BOI G.P. No. 1 Limited, which is the General Partner of the Issuer, at their principal amount plus any outstanding payments due.

The Preferred Securities bear interest at a rate of 6.25% per annum to March 3, 2007 and thereafter at a variable rate of interest per annum which is the lesser of (i) the aggregate of 0.10% per annum and the annual spot 10 year EUR fixed versus six month Euribor swap rate and (ii) 8% per annum.

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

The rights and claims of the holders of the Preferred Securities rank (i) junior to all liabilities of the guarantor including subordinated liabilities (in each case other than any liability of the guarantor which constitutes Tier 1 Capital or which is referred to in (ii) or (iii) below and any other liability expressed to rank pari passu with or junior to the subordinated guarantee), (ii) pari passu with parity securities issued by the guarantor and any guarantee of the guarantor ranking pari passu with the subordinated guarantee and (iii) senior to junior share capital.

(d) US$800 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities

On January 27, 2006 BOI Capital Funding (No. 2) LP (the Issuer) issued US$800 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (the Preferred Securities) having the benefit of a subordinated guarantee by the Bank, each with a liquidation preference of US$1,000.

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

The Preferred Securities bear interest at a rate of 5.571% per annum to but excluding February 1, 2016 and thereafter at a floating rate of interest of 1.68% per annum above the rate for US$ Libor three month US dollar deposits.

The Issuer will not pay any distributions and the guarantor will not make any payment in respect of distributions under the subordinated guarantee to the extent that such payment would exceed adjusted distributable reserves or even if adjusted distributable reserves are sufficient to the extent that such payment would breach or cause a breach of capital adequacy regulations then applicable to the Group as determined by the Guarantor’s Court of Directors; or to the extent that the guarantor is not meeting its minimum capital requirements or is not meeting its solvency ratios; or provided a deemed declaration notice has not been delivered, if the Guarantor’s Court of

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

32 SUBORDINATED LIABILITIES  (continued)

Directors hasresolved no distributions should be made; or if the Financial Regulator has instructed the General Partner or the Guarantor not to make such payment.

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

The rights and claims of the holders of the Preferred Securities rank (i) junior to all liabilities of the guarantor including subordinated liabilities (in each case other than any liability of the guarantor which constitutes Tier 1 Capital or which is referred to in (ii) or (iii) below and any other liability expressed to rank pari passu with or junior to the subordinated guarantee), (ii) pari passu with parity securities issued by the Guarantor and any guarantee of the guarantor ranking pari passu with the subordinated guarantee and (iii) senior to junior share capital.

(e) US$400 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities

On February 3, 2006 BOI Capital Funding (No. 3) LP (the Issuer) issued US$400 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (the Preferred Securities) having the benefit of a subordinated guarantee by the Bank, each with a liquidation preference of US$1,000.

The Preferred Securities, comprising limited partnership interests in BOI Capital Funding (No. 3) LP, are perpetual securities with no maturity date. However they are redeemable, subject to the prior approval of the Financial Regulator, on February 4, 2016 or on every subsequent tenth anniversary date of 4 February 2016, in whole but not in part, at the option of BOI G.P. No. 1 Limited, which is the General Partner of the Issuer, at the liquidation preference amount plus any additional amounts and outstanding payments due.

The Preferred Securities bear interest at a rate of 6.107% per annum to but excluding February 4, 2016 and thereafter at a floating rate of interest of 1.06% per annum above the rate for US$ Libor three month US dollar deposits.

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

The rights and claims of the holders of the Preferred Securities rank (i) junior to all liabilities of the Guarantor including subordinated liabilities (in each case other than any liability of the Guarantor which constitutes Tier 1 Capital or which is referred to in (ii) or (iii) below and any other liability expressed to rank pari passu with or junior to the subordinated guarantee), (ii) pari passu with parity securities issued by the Guarantor and any guarantee of the Guarantor ranking pari passu with the subordinated guarantee and (iii) senior to junior share capital.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

32 SUBORDINATED LIABILITIES  (continued)

(f) Stg£500 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities

On September 19, 2006 BOI Capital Funding (No. 4) LP (the Issuer) issued Stg£500 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (the Preferred Securities) having the benefit of a subordinated guarantee by the Bank, each with a liquidation preference of 100% of the nominal value of the denomination in which it was issued.

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

The Preferred Securities bear interest at a rate of 6.4295% per annum to but excluding April 3, 2017 and thereafter at a floating rate of interest of 1.50% per annum above the rate for Stg£ Libor three month sterling deposits.

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

The rights and claims of the holders of the Preferred Securities rank (i) junior to all liabilities of the Guarantor including subordinated liabilities (in each case other than any liability of the Guarantor which constitutes Tier 1 Capital or which is referred to in (ii) or (iii) below and any other liability expressed to rank pari passu with or junior to the subordinated guarantee), (ii) pari passu with parity securities issued by the Guarantor and any guarantee of the Guarantor ranking pari passu with the Subordinated Guarantee and (iii) senior to junior share capital.

(g) Stg£75 million 13 3/8% Perpetual Subordinated Bonds

On October 1, 2007 Bank of Ireland replaced Bristol & West plc as the issuer of the 13 3/8% Perpetual Subordinated Bonds which have a nominal value of Stg£75m and were revalued as part of the fair value adjustments on the acquisition of Bristol & West plc.

(h) Stg£32.6 million 8 1/8% Non-Cumulative preference shares

These preference shares which are non redeemable, non equity shares rank equally amongst themselves as regards participation in profits and in priority to the ordinary shares of Bristol & West plc.

Holders of the Preference Shares are entitled to receive, in priority to the holders of any other class of shares in Bristol & West plc, a non-cumulative preference dividend at a fixed rate per annum payable in equal half yearly instalments in arrears on May 15, and November 15, each year. The preference dividend on the preference shares

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

32 SUBORDINATED LIABILITIES  (continued)

will only be payable to the extent that payment can be made out of profits available for distribution as at each dividend payment date in accordance with the provisions of the UK Companies Acts.

On October 1, 2007 in connection with the transfer of the business of Bristol & West plc to Bank of Ireland, Bank of Ireland entered into a Guarantee and Capital Maintenance Commitment (the Guarantee) with respect to the preference shares.

Under the terms of the Guarantee, the liability of Bristol & West plc in relation to the ongoing payment of dividends and any repayment of capital in relation to the preference shares that remained following the transfer of business would be protected. Under the Guarantee Bank of Ireland agrees subject to certain conditions to (1) contribute capital to Bristol & West plc to the extent required to ensure that Bristol & West plc has sufficient distributable reserves to pay the dividends on the preference shares and to the extent required, repay the preference shares capital and (2) guarantee Bristol & West plc’s obligations to make repayment of the dividends and Preference Share capital.

In this connection the Guarantee contains provisions to the effect that the rights of Bank of Ireland’s creditors under the Guarantee are subordinated to (i) unsubordinated creditors and debtors of Bank of Ireland and (ii) subordinated creditors of Bank of Ireland other than those whose claims rank, or are expressed to rank pari passu or junior to the payments under the Guarantee.

At the time of the business transfer on October 1, 2007 a total of 46 million preference shares of Stg£1 each were tendered for the cash election offered to preference share holders leaving 32.6 million preference shares outstanding post the cash election being completed. The preference shares tendered for the cash election included the shares previously held by Bank of Ireland UK Holdings plc.

Dated loan capital

The Bank set up a Stg£500 million Euro Note Programme (the Programme) in July 1995. The Programme was increased to Stg£1 billion in July 1997. On November 9, 1999 the Programme was redenominated from Sterling to euro and increased to €4 billion. On February 10, 2000 the Bank issued €600 million 6.45% Subordinated Bonds due 2010. On January 22, 2001 the Bank issued an additional €150 million 6.45% Subordinated Bonds due 2010 which are fungible and form a single series with the €600 million issued in February 2000.

The Bonds and Notes constitute unsecured obligations of the Bank subordinated in right of payments to the claims of depositors and other unsubordinated creditors of the Bank and rank pari passu without any preference among themselves. In April 2001 the Programme was increased from €4 billion to €8 billion. In February 2003 the Programme was again increased from €8 billion to €10 billion and on December 18, 2003 €600 million Subordinated floating rate notes were issued due 2013. In February 2004 the Programme was increased from €10 billion to €15 billion and on February 25, 2004 the bank issued €650 million, Fixed/Floating Rate Subordinated Notes due 2019.

The Bank issued on June 29, 2005 €600 million Floating Rate Subordinated Notes due 2017 and on September 21, 2005 Can$400 million of Fixed/Floating Rate Subordinated Bonds due 2015. On December 22, 2005 the Bank issued Stg£400 million of Fixed/Floating Rate Subordinated Bonds due 2018.

In July 2006 the Programme size was increased from €15 billion to €25 billion. The Bank issued on January 22, 2007 €750 million Floating Rate Notes due 2017.

The Bank issued on July 5, 2007 US$600 million Subordinated Floating Rate Notes due 2018.

Interest rates on the floating rate and fixed rate subordinated liabilities (accommodated through swaps) are determined by reference to the relevant currency reference rate.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

32 SUBORDINATED LIABILITIES  (continued)

On October 1, 2007 Bank of Ireland replaced Bristol & West plc as the issuer of the 10 3/4% Subordinated Bonds due 2018 which have a nominal value of Stg£75 million.

33 OTHER LIABILITIES

	2008	2007
	€m	€m

Accrued interest payable	1,052	1,045
Notes in circulation	744	839
Sundry creditors	497	558
Accruals and deferred income	263	222
Current taxation	102	105
Other	877	1,214

Other liabilities	3,535	3,983

Other liabilities at March 31, 2008 and at March 31, 2007 are due within 1 year.

The Bank is authorised to issue bank notes in Northern Ireland under the Bankers (Ireland) Act 1845 and the Bankers (Northern Ireland) Act, 1928.

34 PROVISIONS

	2008	2007
	€m	€m

At April 1	87	153
Exchange differences	(7)	1
Additional provisions charged to income statement	9	23
Utilised during year	(33)	(70)
Unused amounts reversed during the period	(9)	(20)

At March 31	47	87

Provisions recognised within this caption include restructuring and re-organisation costs.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

35	DEFERRED TAX

	2008	2007
	€m	€m

The movement on the deferred tax account is as follows:
At April 1	253	177
Income statement credit for year (note 13)	(84)	(21)
Available for sale financial assets — transferred to reserves	(54)	(8)
Cash flow hedges — transferred to reserves	(68)	53
Revaluation/reclassification of property during year	(8)	16
Pension	(36)	21
Other movements	(17)	15

At March 31	(14)	253

Deferred tax assets and liabilities are attributable to the following items:
Deferred tax liabilities
Accelerated capital allowances:
— on finance leases	59	66
— on equipment used by the Group	29	32
Cash flow hedge/reserve	—	64
Property revaluation surplus	42	64
Life companies	68	148
Other temporary differences	10	17

Deferred tax liabilities	208	391

Deferred tax assets
Pensions and other post retirement benefits	118	95
Provision for loan impairment	11	11
Other provisions	6	6
Cash flow hedge reserve	12	—
Available for sale reserve	57	6
Other temporary differences	18	20

Deferred tax assets	222	138

Represented on the balance sheet as follows:
Deferred tax assets	(145)	(25)
Deferred tax liabilities	131	278

	(14)	253

In presenting the deferred tax balances above, under IAS 12, the Group has chosen to offset deferred tax assets and liabilities where:

•	an entity has a legally enforceable right to set off current tax assets against current tax liabilities; and

•	the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

Deferred tax liabilities have not been recognised for tax that may be payable if earnings of certain overseas subsidiaries were remitted to Ireland, as the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Unremitted earnings for overseas subsidiaries totalled €1,840 million (March 31, 2007: €2,060 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

35	DEFERRED TAX (continued)

Deferred tax assets have not been recognised in respect of tax losses, tax credits and temporary differences in the amount of €10 million because it is not probable that future taxable profit will be available against which the Group can utilise the benefits. Those losses do not expire under current tax legislation.

The deferred tax credit in the income statement comprises the following temporary differences:

	2008	2007
	€m	€m

Accelerated tax depreciation	(8)	—
Pensions and other retirement benefits	14	—
Other provisions	2	3
Property disposals	(13)	(21)
Life companies	(81)	14
Other temporary differences	2	(17)

	(84)	(21)

36	RETIREMENT BENEFIT OBLIGATIONS

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

The most significant defined benefit scheme in the Group is the Bank of Ireland Staff Pension Fund (BSPF) which accounts for approximately 85% of the pension liability on the consolidated Group balance sheet. The BSPF was closed to new members from October 1, 2006 although a small percentage of staff still retain an option to switch into this scheme following agreement reached on the introduction of the new Group pension scheme, Bank of Ireland Group Pension Fund (BIGPF). The BIGPF is a hybrid scheme which includes elements of both a defined benefit and a defined contribution scheme.

Retirement benefits under the BSPF and the other defined benefit plans are calculated by reference to pensionable service and pensionable salary at normal retirement date.

The last formal valuation of the BSPF, using the projected unit method, was carried out at March 31, 2007. The projected unit method measures liabilities taking account of the projected future levels of pensionable earnings at the time of commencement of benefits i.e. at normal retirement date.

The valuation disclosed that the fair value of scheme assets, after allowing for expected future increases in earnings and pensions, represented 109% of the benefits that have accrued to members. The actuary has recommended a contribution rate increase of 0.7% of salaries in the funding programme following the conclusion of the formal valuation of the fund at March 31, 2007. The next formal valuation will be made as at March 31, 2010. The BSPF met the statutory funding standard as at March 31, 2007.

During the year the Group rationalised some of its pension schemes in the UK and with effect from March 31, 2008 the Bristol & West Staff Pension Fund and the Bank of Ireland Home Mortgages Limited Retirement Benefits Scheme merged into the Bank of Ireland Group UK Pension Fund. This merger did not impact the benefits arising under these schemes.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

36	RETIREMENT BENEFIT OBLIGATIONS (continued)

The actuarial valuations are available for inspection to the members of the schemes. The financial assumptions used in deriving the valuation are set out in the table below.

Financial assumptions

	2008		2007
	% p.a.		% p.a.

Irish schemes
Inflation rate	2.40		2.25
Discount rate	5.85		4.95
Rate of general increase in salaries	3.51	*	3.38	*
Rate of increase in pensions in payments	3.23	*	3.08	*
Rate of increase to deferred pensions	2.40		2.25
UK schemes
Inflation rate	3.50		3.00
Discount rate	6.50		5.30
Rate of general increase in salaries	4.69	*	4.22	*
Rate of increase in pensions in payments	3.91	*	3.58	*
Rate of increase to deferred pensions	3.50		3.00

*	Weighted average increase across all Group schemes and allows for additional 0.5% for 5 years beginning April 1, 2005 for the BSPF

Mortality assumptions

The mortality assumptions used in estimating the actuarial value of the liabilities for the BSPF were reviewed during the formal actuarial review at March 31, 2007. This review concluded that the assumptions required updating to take account of improvements in life expectancy in the period since the last review. The table below sets out the revised assumptions.

Post-retirement mortality assumptions (Main Scheme)

	2008	2007
	Years	Years

Longevity at age 70 for current pensioners
Males	15.0	14.0
Females	17.3	16.8
Longevity at age 60 for active members currently aged 60 years
Males	25.1	24.5
Females	28.0	27.5
Longevity at age 60 for active members currently aged 40 years
Males	27.5	24.5
Females	30.3	27.5

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

36	RETIREMENT BENEFIT OBLIGATIONS (continued)

The expected long term rates of return and market value of assets of the material defined benefit plans on a combined basis as at March 31, 2008 and March 31, 2007 were as follows:

	2008			2007
	Expected long			Expected long
	term rate of			term rate of
	return		Market	return		Market
	ROI	UK	Value	ROI	UK	Value
	%	%	€m	%	%	€m

Equities	7.5	8.5	2,378	7.4	7.9	3,014
Debt Securities	4.8	6.1	1,051	4.4	5.1	953
Property	6.2	6.2	460	5.7	6.5	457
Cash	4.2	4.5	78	4.1	4.0	81

Total market value of schemes assets			3,967			4,505
Actuarial value of liabilities of funded schemes			(4,752)			(5,082)

Aggregate deficit in schemes			(785)			(577)
Unfunded schemes			(10)			(10)

Net pension deficit			(795)			(587)

The expected rates of return on individual asset classes are estimated using current and projected economic and market factors. The expected long term rate of return on the total of the Group schemes assets as at March 31, 2008 is 6.6% (March 31, 2007: 6.5%). The overall expected return on plan assets is based upon the weighted average of the assumed returns on the major asset classes.

The retirement benefit scheme assets included Bank of Ireland stock amounting to €29 million (March 31, 2007: €69 million) and property occupied by Bank of Ireland Group companies to the value of €46 million (March 31, 2007: €50 million).

The following table sets out the components of the cost of the defined benefit schemes for the years ended March 31, 2008 and March 31, 2007.

Components of pension expenses

	2008	2007
	€m	€m

Current service cost	169	162
Past service cost	6	15
Curtailments	—	(10)
Expected return on retirement benefit scheme assets	(296)	(272)
Interest on pension scheme liabilities	251	224

Cost of providing defined retirement benefits	130	119

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

36	RETIREMENT BENEFIT OBLIGATIONS (continued)

Actual return on scheme assets

	2008	2007
	€m	€m

Expected return on scheme assets	296	272
Actuarial (loss)/gain on scheme assets	(823)	144

Actual return on scheme assets	(527)	416

Movement in defined benefit obligations during the year

	2008	2007
	€m	€m

Defined benefit obligations at beginning of year	5,092	4.878
Current service cost	169	162
Actual member contributions	16	14
Past service cost	6	15
Interest cost	251	224
Actuarial gain on scheme liabilities	(486)	(85)
Benefits paid	(130)	(127)
Curtailments	—	(10)
Currency (gain)/loss	(156)	21

Defined benefit obligation at end of year	4,762	5,092

Movement in the fair value of scheme assets during the year

	2008	2007
	€m	€m

Fair value of scheme assets at beginning of year	4,505	4,070
Expected return	296	272
Actual member contributions	16	14
Actuarial (loss)/gain on scheme assets	(823)	144
Contributions by employer	166	127
Benefits paid	(130)	(127)
Currency (loss)/gain	(63)	5

Fair value of scheme assets at end of year	3,967	4,505

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

36	RETIREMENT BENEFIT OBLIGATIONS (continued)

Analysis of the amount recognised in Statement of Recognised Income and Expense (SORIE)

	2008	2007
	€m	€m

Actuarial (loss)/gain on scheme assets	(823)	144
Experience loss on liabilities	(58)	(126)
Gain on change of assumptions (financial and demographic)	544	211
Currency gain/(loss)	93	(16)

Total (loss)/gain recognised in the SORIE during the year before adjustment of tax	(244)	213

Cumulative amount of losses recognised in SORIE to end of year	(362)	(118)

History of experience gains and losses

	2008	2007	2006	2005
	€m	€m	€m	€m

Actuarial (loss)/gain on scheme assets:
Amount	(823)	144	401	114
Percentage of scheme assets	(20.7%)	3.2%	9.9%	3.3%
Experience (losses)/gain on scheme liabilities:
Amount	(58)	(126)	(46)	43
Percentage of scheme liabilities	(1.2%)	(2.5%)	(0.9%)	1.0%
Total actuarial (loss)/gain recognised in SORIE:
Amount	(244)	213	131	(462)
Percentage of scheme liabilities	(5.1%)	4.2%	2.7%	(10.6%)

Defined benefit pension plans

	2008	2007	2008	2007
	€m	€m	€m	€m

Present value of obligations	4,762	5,092	4,878	4,341
Scheme assets	3,967	4,505	4,070	3,417

Deficit within schemes	795	587	808	924

This is shown in the balance sheet as Retirement benefit obligations	806	587	808	924
Retirement benefit asset	(11)	—	—	—

Deficit within schemes	795	587	808	924

The deficit above includes a deficit of €696 million (March 31, 2007: €464 million) relating to the defined benefit schemes in the Bank.

The liability to defined contribution schemes at March 31, 2008 was €1 million (March 31, 2007: €3 million) and this amount is included in retirement benefit obligations in the consolidated balance sheet.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

36	RETIREMENT BENEFIT OBLIGATIONS (continued)

Additional information For year ending:

	March 31,	March 31,	March 31,
	2009	2008	2007
	€m	€m	€m

Expected employer contribution	114	111	113
Expected employee contribution	17	14	13

Sensitivity analysis for each of the assumptions used to measure the scheme liabilities

BSPF
Factor	Change in assumption	Impact on actuarial liabilities

Discount rate	Decrease 0.1%	Increase 2.0%
Rate of Inflation	Increase 0.1%	Increase 2.0%
Rate of salary growth	Increase 0.1%	Increase 0.8%
Life expectancy	Increase by 1 year	Increase 2.9%

While the table above shows the impact of an individual assumption change, a change in one assumption could impact on other assumptions due to the relationship between assumptions.

37	CONTINGENT LIABILITIES AND COMMITMENTS

The table below gives the contract amounts of contingent liabilities and commitments. The maximum exposure to credit loss under contingent liabilities and commitments is the contract amount of the instrument in the event of non-performance by the other party where all counter claims, collateral or security prove worthless.

	Contract	Contract
	Amount	Amount
	2008	2007
	€m	€m

Contingent Liabilities
Acceptances and endorsements	47	39
Guarantees and irrevocable letters of credit	2,199	1,719
Other contingent liabilities	669	745

	2,915	2,503

Commitments
Other commitments
— Documentary credits and short-term trade-related transactions	312	176
— Undrawn note issuance and revolving underwriting facilities	175	758
— Undrawn formal standby facilities, credit lines and other commitments to lend
— irrevocable with original maturity of over 1 year	10,232	10,847
— revocable or irrevocable with original maturity of 1 year or less	26,162	24,232

	36,881	36,013

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

37	CONTINGENT LIABILITIES AND COMMITMENTS (continued)

38	CAPITAL STOCK

Authorised

	2008	2007

€	€m	€m
1,500 million units of €0.64 of ordinary stock	960	960
100 million units of non-cumulative preference stock of €1.27 each	127	127
100 million units of undesignated preference stock of €0.25 each	25	25
Stg£	£m	£m
100 million units of non-cumulative preference stock of Stg£1 each	100	100
100 million units of undesignated preference stock of Stg£0.25 each	25	25
US$	$m	$m
8 million units of non-cumulative preference stock of US$25 each	200	200
100 million units of undesignated preference stock of US$0.25 each	25	25

Allotted and fully paid

	2008	2007
	€m	€m

980.5 million units of €0.64 of ordinary stock	628	611
45.7 million units of €0.64 of treasury stock	29	45
1.9 million units of non-cumulative preference stock of Stg£1 each	3	3
3.0 million units of non-cumulative preference stock of €1.27 each	4	4

	664	663

The weighted average ordinary stock in issue at March 31, 2008, used in the earnings per share calculation, excludes the treasury stock which does not represent ordinary stock in issue. Treasury stock does not rank for dividend. While own stock held for the benefit of life assurance policyholders legally rank for dividend, this dividend does not accrue in the Group financial statements.

Movements in issued Ordinary Stock and treasury stock (units)

	Ordinary		Treasury
	2008	2007	2008	2007

At April 1,	955,356,605	947,903,170	70,192,621	77,212,319
Stock Option Schemes	378,386	988,540	(52,000)	(682,400)
Sharesave Scheme	3,035,654	3,753,075	(2,708,545)	(3,625,478)
Long Term Incentive Plan (LTIP)	247,373	16,082	(232,844)	(16,082)
Employee Stock Issue	2,599,085	2,610,538	(2,599,085)	(2,610,538)
Stock Alternative Scheme	11,379,394	2,139,653	(11,379,394)	(2,139,653)
Stock sold / purchased and held for the benefit of life assurance policyholders	7,485,975	(2,054,453)	(7,485,975)	2,054,453

At March 31,	980,482,472	955,356,605	45,734,778	70,192,621

The total authorised number of ordinary stock is 1,500 million units with a par value of €0.64 per unit of ordinary stock. All issued stock is fully paid.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

38	CAPITAL STOCK (continued)

During the year the total ordinary stock in issue increased from 955,356,605 units of nominal value of €0.64 each to 980,482,472 units of nominal value of €0.64 each as a result of:

378,386 units of ordinary stock were issued to option holders on the exercise of their options under the terms of the Senior Executive Stock Option Scheme at prices ranging from €4.53 to €12.85 by the reissue of treasury stock (52,000 units) and by the issue of new ordinary stock (326,386 units).

3,035,654 units of ordinary stock were issued to Sharesave option holders on the exercise of their options under the terms of the SAYE Scheme at prices of €5.40, €7.84, €8.37, €12.28, and €13.09 by the reissue of treasury stock (2,708,545 units) and by the issue of new units of ordinary stock (327,109 units).

247,373 units of ordinary stock were issued on the vesting of awards under the terms of the LTIP at prices of €10.76 and €12.73 per unit, by the reissue of treasury stock (232,844 units) and by the issue of new ordinary stock (14,529 units).

2,599,085 units of ordinary stock were issued to employees under the terms of the Employee Stock Issue Scheme at prices of €15.00 and €12.92 per unit, by the reissue of units of treasury stock.

11,379,394 units of ordinary stock were issued to stockholders under the terms of the Stock Alternative Scheme at prices of €15.22 and €9.28 per unit, by the reissue of units of treasury stock. The Stock Alternative Scheme was approved by stockholders at the 2006 Annual General Court. This gave stockholders the choice of receiving their dividend by way of cash or in stock units.

27,049,251 units of ordinary stock held by the Group’s life assurance company as at March 31, 2007 are categorised as ‘own shares’. 7,485,975 units of ordinary stock were disposed of by the life assurance company during the year ended March 31, 2008.

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

As at March 31, 2008 and March 31, 2007, 1,876,090 units of Sterling preference stock and 3,026,598 units of euro preference stock were in issue.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

38	CAPITAL STOCK (continued)

Use of ordinary stock in employee schemes

(a)	Employee Stock Issue Scheme

At the 2006 Annual General Court the stockholders approved the establishment of a new Employee Stock Issue Scheme to replace the scheme originally approved by the stockholders in 1997. Under this scheme, which has an Irish and a UK version in order to conform with the relevant revenue legislation in both jurisdictions, all employees in Ireland and the UK are eligible to participate provided that they have been employed by the Group in one of the schemes’ participating companies for the previous financial year and are still employed by the Group on the date the annual results are announced. Each year the Court may set aside an element of Group profit before taxation for allocation to the trustees of the scheme to enable them to acquire units of ordinary stock on behalf of the scheme participants.

Currently the amount set aside is related to overall Group performance assessed in terms of real growth in underlying earnings per share (EPS) and cost savings achieved under the Group’s Strategic Transformation Programme. Performance matrices, under both headings, determine the actual % award and currently, the maximum award permitted under these matrices is a total of 6% of a participant’s salary. To date, annual distributions under the schemes have ranged between nil and 6% of each participants salary.

Real growth in underlying EPS is the growth in underlying EPS over the financial year adjusted to take account of inflation. In addition, if an employee elects for the free stock award, they become eligible to purchase additional stock at market price from gross salary subject to Revenue Commissioners and HM Revenue & Customs rules respectively.

(b)	Sharesave Scheme (SAYE Scheme)

At the 1999 Annual General Court the stockholders approved the establishment of an SAYE Scheme. Under this scheme, which has an Irish and UK version in order to conform with the relevant revenue legislation in both jurisdictions, all employees in Ireland and the UK are eligible to participate provided that they are employed by the Group on the invitation to participate date and they are still in the employ of the Group on the date that the options are granted. The table below shows the option price for each year, and what discount this represented of the market price at that time.

Grant Dates		SAYE 2007	SAYE 2006	SAYE 2003

Option price	ROI	€6.96	€12.28	€7.84
	UK	€7.43	€13.09	€8.37
Discount	ROI	25%	25%	25%
	UK	20%	20%	20%

The difference between Irish and UK option prices reflects the maximum discounts permitted under Revenue Commissioners and HM Revenue & Customs rules respectively. As at March 31, 2008, there are outstanding options under the scheme of 9,596,947 units of ordinary stock of the issued ordinary capital. These options are ordinarily exercisable, provided the participant’s savings contracts are complete, between February 2009 and August 2011.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

38	CAPITAL STOCK (continued)

	ROI					UK
	2000	2003	2003	2006	2007	2000	2003	2003	2006	2007
March 2008	7 yr	3 yr	5 yr	3 yr	3 yr	7 yr	3 yr	5 yr	3 yr	3 yr	Total

Outstanding at beginning of period	2,389,431	428,770	2,116,618	2,310,960	—	531,916	70,594	392,339	513,615	—	8,754,243
Granted	—	—	—	—	3,967,756	—	—	—	—	811,265	4,779,021
Exercised*	(2,311,311)	(216,607)	(26,019)	(128)	—	(422,805)	(47,630)	(10,904)	(250)	—	(3,035,654)
Lapsed	(78,120)	(212,163)	(60,059)	(277,955)	(16,772)	(109,111)	(22,964)	(37,591)	(76,610)	(9,318)	(900,663)

Outstanding at end of period	—	—	2,030,540	2,032,877	3,950,984	—	—	343,844	436,755	801,947	9,596,947

Weighted average
exercise price	€5.40	€7.84	€7.84	€12.28	€6.96	€5.40	€8.37	€8.37	€13.09	€7.43	€8.64

*	The weighted average market price on the date the options were exercised was €15.75 (March 31, 2007: €16.93). None of the options outstanding at March 31, 2008 were exercisable.

(c)	Stock Option Scheme

Options to subscribe for units of ordinary stock are granted under the terms of the Stock Option Scheme. The scheme was approved by the stockholders at the Annual General Court in 1996 — the ‘Bank of Ireland Group Stock Option Scheme - 1996’, and its successor scheme, the “Bank of Ireland Group Executive Stock Option Scheme — 2004” which was approved by the stockholders at the Annual General Court held in 2004. Key executives may participate in the current scheme at the discretion of the Remuneration Committee. Under the current scheme, the total value of options granted may not exceed 100% of an executive’s salary. The subscription price per unit of stock shall not be less than the market value of the stock at the date of grant.

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

	March 2008		March 2007
		Weighted average		Weighted average
	Number of options	exercise price (€)	Number of options	exercise price (€)

Outstanding at beginning of period	7,016,309	11.55	6,732,803	10.66
Granted during the period	1,151,782	15.20	1,416,190	13.14
Exercised during period	378,386	7.88	988,540	9.23
Expired during period	214,120	11.63	144,144	11.75
Outstanding at end of period	7,575,585	12.26	7,016,309	11.55
Exercisable at end of period	3,980,149	10.58	2,957,605	10.15

*	The weighted average market price on the date the options were exercised was €13.64 (March 31, 2007: €15.53)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

38	CAPITAL STOCK (continued)

Exercise Price Range (€)	Number of options

6.96 - 9.75	681,932
10.54 - 10.76	2,430,499
11.05 - 13.68	2,027,514
14.00 - 17.16	2,435,640

Total	7,575,585

Outstanding options under the Stock Option Scheme are exercisable at price ranges above. The weighted average remaining contractual life of the outstanding options under the Stock Option Scheme is 1 year.

(d)	Long Term Incentive Plan

The ‘Bank of Ireland Group Long Term Incentive Plan — 2004’ (LTIP) was approved by the stockholders at the Annual General Court in July 2004. Its predecessor plan, the “Long Term Performance Stock Plan — 1999” (LTPSP), was approved by the stockholders at the Annual General Court in July 1999. The LTIP links the number of units of stock receivable by participants to the Group’s Total Shareholder Return (TSR). TSR represents stock price growth plus dividends.

Each year selected senior executives participating in the plan receive a conditional award of a number of units of ordinary stock. The maximum award, for Executive Directors and Group Executive Committee members, cannot exceed 100% (150% for the Group CEO) of their annual salary at the time of the award.

Provided the Group’s Return on Equity (RoE) over the three year performance period is, on average, at least 20%, then the proportion of these units which actually vest in the executive on the third anniversary of the date of the original award is based on the Group’s TSR growth relative to a comparator group of 17 financial services companies, as follows:

The Bank’s total shareholder return performance relative to the Comparator Companies	% of Units of Stock subject to an Award which may be issued or transferred
Equal to or better than the company ranked second	100%
Between the company ranked median and the company ranked second	Greater than 35% and less than 100% (Pro rata based on the Bank’s performance relative to the Comparator Companies)
Equal to the median	35%
Below median	Nil

If the Group’s ROE over the three year performance period, is on average, below 20%, then the award lapses. Under the LTPSP, a minimum of 80% of the vested stock must be retained for two years from maturity of award. After the two year retention period, an additional award of 20% is made. If the award is retained for an additional five years, a further award of 30% is made.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

38	CAPITAL STOCK (continued)

	March 2008		March 2007 *
	Number of	Weighted average	Number of	Weighted average
	conditional units	grant price €	conditional units	grant price €

Outstanding at beginning of period	2,104,333	12.73	1,721,993	11.57
Granted during the period	602,226	14.87	874,173	14.19
Vested during period	247,373	10.88	16,082	11.04
Expired during period	470,181	11.22	475,751	11.31
Outstanding at end of period	1,989,005	13.96	2,104,333	12.73

*	The March 2007 figures have been restated to include the potential additional units that could be awarded under the LTPSP scheme if the vested stock is retained for two years (additional award of 20%) and then a further five years (additional award is a further 30%). This increases the outstanding number of conditional units as at March 31, 2007 by 65,579 units (from 2,038,754 to 2,104,333).

Outstanding units under the LTIP were granted at prices ranging between €9.75 to €17.16.

The weighted average remaining contractual life of the outstanding options under the LTIP Scheme is 1 year (the potential matching awards of 30% on the previous LTPSP schemes are excluded from this calculation).

(e)	Options Pricing Model

The binomial lattice option valuation model is used to estimate the value of the options granted. The following table details the assumptions used and the resulting fair values provided by the options pricing model.

	Stock Option Scheme		LTIP
	2008	2007	2008	2007

Volatility	20%	25%	20%	25%
Dividend Yield	3.4%	3.4%	3.4%	3.4%
Risk free rate	4.6%	4%	N/A	N/A
Implied term	9.4 years	8.5 years	3 years	3 years
Fair value	€3.06	€3.17	€6.00	€5.10
Exercise price	€15.45	€14	Nil	Nil
No of options (000’s)	1,151.8	1,416.2	580.4	853.1
Vesting period	3 years	3 years	3 years	3 years

	SAYE (ROI)		SAYE (UK)
	3 Year		3 Year
	2007	2006	2007	2006

Volatility	20%	20%	20%	20%
Dividend Yield	4.2%	3.3%	4.2%	3.3%
Risk free rate	4.1%	3.8%	4.1%	3.8%
Implied term	3 years	3 years	3 years	3 years
Fair value	€2.94	€5.10	€2.62	€4.55
Exercise price	€6.96	€12.28	€7.43	€13.09
No of options (000’s)	3,967.8	2,311.0	811.3	513.6
Vesting period	3 years	3 years	3 years	3 years

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

38	CAPITAL STOCK (continued)

	SAYE (ROI)	SAYE (UK)
	5 Year	5 Year
	2003	2003

Volatility	30%	30%
Dividend Yield	3.3%	3.3%
Risk free rate	3.6%	3.6%
Implied term	5 years	5 years
Fair value	€3.54	€3.31
Exercise price	€7.84	€8.37
No of options (000’s)	2,209.2	450.9
Vesting period	5 years	5 years

(f)	Limitations on Employee Stock Issue and Stock Option Schemes

All of the above stock issue and stock option schemes are subject to a range of flow rate controls approved by the stockholders and which conform to current institutional investor guidelines.

39	STOCK PREMIUM ACCOUNT

	2008	2007
	€m	€m

At April 1	771	767
Premium on issue of stock	4	4

At March 31	775	771

40	RETAINED EARNINGS

	2008	2007
	€m	€m

At April 1	4,672	3,188

Profit for period attributable to stockholders	1,699	1,651
Equity dividends	(611)	(524)
Dividends on other equity interests	(14)	(15)
Transfer to capital reserves	(101)	(70)

Profit retained	973	1,042
Reissue of treasury stock	189	129
Transfer from revaluation reserve	41	108
Transfer from share based payments reserve	4	15
Pension fund obligations	(209)	190

At March 31	5,670	4,672

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

40	RETAINED EARNINGS (continued)

41	OTHER RESERVES

Other reserves are summarised as follows:

	2008	2007
	€m	€m

Other reserves:
Capital reserve	530	429
Share based payments reserve	33	24
Foreign exchange reserve	(788)	(76)
Revaluation reserve	182	252
Available for sale reserve	(419)	(33)
Cash flow hedge reserve	(52)	195
Other equity reserve	114	114

Closing balance	(400)	905

Other reserves are analysed as follows:

Capital reserve	2008	2007
	€m	€m

Opening balance	429	359
Transfer from retained profit	101	70

Closing balance	530	429

The capital reserve represents transfers from retained earnings and other reserves in accordance with relevant legislation. The reserves are not distributable.

Share based payments reserve	2008	2007
	€m	€m

Opening balance	24	27
Charge to the income statement	13	12
Transfer to retained profit	(4)	(15)

Closing balance	33	24

Foreign exchange reserve	2008	2007
	€m	€m

Opening balance	(76)	(125)
Exchange adjustments during the year	(712)	49

Closing balance	(788)	(76)

The foreign exchange reserve represents the cumulative gains and losses on the translation of the Group’s net investment in its foreign Operations since April 1, 2004.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

41	OTHER RESERVES (continued)

Revaluation Reserve	2008	2007
	€m	€m

Opening balance	252	342
Transfer to revenue reserve on sale of property	(41)	(108)
Revaluation of property	(37)	34
Deferred tax on revaluation/reclassification of property (note 35)	8	(16)

Closing balance	182	252

The revaluation reserve represents the cumulative gains on the revaluation of property occupied by Group businesses included within property, plant and equipment and assets classified as held for sale.

Available for sale reserve	2008	2007
	€m	€m

Opening balance	(33)	26
Net changes in fair value	(406)	(57)
Deferred tax on fair value changes	54	8
Transfer to income statement on asset disposal	(34)	(10)

Closing balance	(419)	(33)

The available for sale reserve represents the cumulative change in fair value of available for sale financial assets together with the impact of any fair value hedge accounting adjustments.

Cash flow hedge reserve	2008	2007
	€m	€m

Opening balance	195	60
Net changes in fair value	128	268
Transferred to income statement
- net interest income	(185)	(80)
- net trading expense (foreign exchange)	(258)	—
Deferred tax on reserve movements	68	(53)

Closing balance	(52)	195

The cash flow hedge reserve represents the cumulative change in fair value, excluding any ineffectiveness, of cash flow hedging instruments. This will be transferred to the income statement when the hedged transactions impact the Group’s profit or loss.

Other equity reserve	2008	2007
	€m	€m

Opening and closing balance	114	114

Other equity reserves comprises a US$150 million undated floating rate primary capital note which was reclassified from subordinated liabilities in accordance with IAS 32 on transition to IFRS in the year ended March 31, 2006.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

42	MINORITY INTERESTS

	2008m	2007
	€m	€m

At April 1,	34	45
Share of net profit	5	1
Dividends paid to minority interest	(2)	(3)
Disposal of minority interest (Davy)	—	(9)
Other movement	1	—

At March 31,	38	34

43	LIQUIDITY RISK

The tables below analyse the financial assets and financial liabilities (excluding those arising from insurance and participating investment contracts) of the Group into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The Group does not manage liquidity risk on the basis of contractual maturity. Instead, the Group manages liquidity risk based on expected cash flows. The Group’s approach to liquidity risk management is outlined in note 55.

As at March 31, 2008

		Up to 3	3-12		Over 5	Equity
Maturities of financial assets and liabilities	Demand	months	months	1-5 Years	years	Shares	Total
	€m	€m	€m	€m	€m	€m	€m

Assets
Cash and balances at central banks	484	—	—	—	—	—	484
Central Government and other eligible bills	10	—	—	—	—	—	10
Trading securities	—	—	16	94	9	—	119
Derivative financial instruments	1,093	819	555	1,078	1,023	—	4,568
Other financial assets at fair value through profit or loss	—	402	289	719	1,147	8,352	10,909
Loans and advances to banks	4,861	4,432	37	34	45	—	9,409
Available for sale financial assets	—	5,061	3,808	16,025	4,370	43	29,307
Loans and advances to customers	3,963	7,880	11,553	40,981	71,957	—	136,334

Total	10,411	18,594	16,258	58,931	78,551	8,395	191,140

Liabilities
Deposits by banks	1,738	10,594	796	915	87	—	14,130
Customer accounts	51,055	28,599	3,382	2,686	512	—	86,234
Derivative financial instruments	1,058	830	310	1,034	1,090	—	4,322
Debt securities in issue	232	22,213	13,096	12,068	13,233	—	60,842
Subordinated debt	—	—	—	767	7,041	—	7,808

Total	54,083	62,236	17,584	17,470	21,963	—	173,336

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

43	LIQUIDITY RISK (continued)

As at March 31, 2007

		Up to 3	3-12		Over 5	Equity
Maturities of financial assets and liabilities	Demand	months	months	1-5 Years	years	Shares	Total
	€m	€m	€m	€m	€m	€m	€m

Assets
Cash and balances at central banks	362	—	—	—	—	—	362
Central Government and other eligible bills	11	—	—	—	—	—	11
Trading securities	20	10	37	342	111	—	520
Derivative financial instruments	826	214	215	1,183	411		2,849
Other financial assets at fair value through profit or loss	—	1,017	116	477	1,314	9,783	12,707
Loans and advances to banks	2,465	4,204	438	54	49	—	7,210
Available for sale financial assets	106	2,965	5,655	17,334	7,340	49	33,449
Loans and advances to customers	2,918	6,612	10,249	38,273	67,424	—	125,476

Total	6,708	15,022	16,710	57,663	76,649	9,832	182,584

Liabilities
Deposits by banks	2,785	13,669	3,389	488	74	—	20,405
Customer accounts	43,844	20,901	3,058	2,997	1,477	—	72,277
Derivative financial instruments	759	263	219	736	958	—	2,935
Debt securities in issue	270	15,975	8,168	18,919	16,191	—	59,523
Subordinated debt	—	—	—	775	7,033	—	7,808

Total	47,658	50,808	14,834	23,915	25,733	—	162,948

The table below summarises the maturity profile of the Group’s financial instrument liabilities, excluding those arising from insurance and participating investment contracts at March 31, 2008 and March 31, 2007 based on contractual undiscounted repayment obligations. Unit linked investment liabilities and unit linked insurance liabilities with a carrying value of €5,662 million and €7,140 million respectively (March 31, 2007: €6,736 million and €7,190 million respectively) are excluded from this analysis as their repayment is linked directly to the financial assets backing these contracts. The Group does not manage liquidity risk on the basis of contractual maturity. Instead the Group manages liquidity risk based on expected cash flows. The balances will not agree directly to the balances in the consolidated balance sheet as the table incorporates all cash flows, on an undiscounted basis, related to both principal and interest payments.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

43	LIQUIDITY RISK (continued)

As at March 31, 2008

		Up to 3	3-12		Over 5
	Demand	months	months	1-5 Years	years	Total
	€m	€m	€m	€m	€m	€m

Deposits by banks	1,740	10,673	836	951	142	14,342
Customer accounts	51,112	28,868	3,579	3,044	708	87,311
Debt securities in issue	234	22,856	14,140	15,420	21,172	73,822
Subordinated liabilities and other capital instruments	2	87	281	1,572	7,416	9,358
Contingent liabilities	2,915	—	—	—	—	2,915
Commitments	26,649	—	—	10,232	—	36,881

Total	82,652	62,484	18,836	31,219	29,438	224,629

		Up to 3	3-12		Over 5
Derivative financial instruments	Demand	months	months	1-5 Years	years	Total
	€m	€m	€m	€m	€m	€m

Gross settled derivative liabilities — outflows	—	39,124	7,140	13,677	8,351	68,292
Gross settled derivative liabilities — inflows	—	(37,660)	(6,389)	(12,098)	(6,593)	(62,740)
Gross settled derivative liabilities — net flows	—	1,464	751	1,579	1,758	5,552
Net settled derivative liabilities	—	360	312	1,091	402	2,165

Total	—	1,824	1,063	2,670	2,160	7,717

As at March 31, 2007

		Up to 3	3-12		Over 5
	Demand	months	months	1-5 Years	years	Total
	€m	€m	€m	€m	€m	€m

Deposits by banks	2,767	13,724	3,515	534	97	20,637
Customer accounts	43,840	21,039	3,235	3,279	1,762	73,155
Debt securities in issue	260	16,144	8,959	23,689	28,177	77,229
Subordinated liabilities and other capital instruments	—	90	281	1,506	8,824	10,701
Contingent liabilities	2,503	—	—	—	—	2,503
Commitments	25,166	—	—	10,847	—	36,013

Total	74,536	50,997	15,990	39,855	38,860	220,238

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

43	LIQUIDITY RISK (continued)

		Up to 3	3-12		Over 5
Derivative financial instruments	Demand	months	months	1-5 Years	years	Total
	€m	€m	€m	€m	€m	€m

Gross settled derivative liabilities — outflows	—	13,975	7,406	11,627	14,590	47,598
Gross settled derivative liabilities — inflows	—	(13,725)	(6,988)	(10,380)	(12,754)	(43,847)
Gross settled derivative liabilities — net flows	—	250	418	1,247	1,836	3,751
Net settled derivative liabilities	—	79	116	535	603	1,333

Total	—	329	534	1,782	2,439	5,084

44	FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The carrying amount and the fair value of the Group’s trading and non trading financial assets and liabilities as at March 31, 2008 and March 31, 2007 are set out in this note.

The Group’s accounting policy on valuation is set out on pages F-16 and F-17 and page F-29 gives details on the critical accounting estimates and judgments made by management in relation to the fair value of financial instruments.

Where possible, the Group calculates fair value using observable market prices. Where market prices are not available or unreliable, fair values are determined using valuation techniques which may include discounted cash flow models or comparisons to instruments with characteristics either identical or similar to those of the instruments held by the Group.

These techniques are subjective in nature and involve assumptions which are based upon management’s view of market conditions at year end which may not necessarily be indicative of any subsequent fair value. Furthermore, minor changes in the assumptions used could have a significant impact on the resulting estimated fair values, and, as a result, readers of these financial statements are advised to use caution when using this data to evaluate the Group’s financial position.

The concept of fair value assumes realisation of financial instruments by way of a sale. However, in many cases, particularly in respect of loans and advances to customers, the Group intends to realise assets through collection over time. As such the fair values calculated do not represent the value of the Group as a going concern at March 31, 2008 or March 31, 2007.

Set out below is a summary of the methods and assumptions used in estimating the fair values of financial instruments, which are disclosed in the following table.

Financial assets held for trading and other financial instruments designated at fair value through profit or loss

These instruments are valued using observable market prices where available. Where the market prices are unavailable, fair value is calculated using discounted cash flow models based on observable market inputs.

Derivative financial instruments

Derivative financial instruments are valued using discounted cash flow models, based primarily on observable market inputs, which take account of current market interest rates and changes in credit spreads.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

44	FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (continued)

Loans and advances to banks

The fair value of floating rate placements and overnight placings is their carrying amount. The estimated fair value of fixed interest bearing placements is based on discounted cash flows using prevailing money market interest rates for assets with similar credit risk and remaining maturity.

Loans and advances to customers

Loans and advances are net of provisions for impairment. The fair value of fixed rate loans and advances is calculated using a valuation technique which uses current market rates to discount the estimated future cash flows expected to be received. The fair value of floating rate loans is normally assumed to be equal to carrying value.

Available for sale financial assets

Available for sale financial assets are valued using quoted market prices where available. Where the market prices are unavailable, fair value is calculated using discounted cash flow models based on observable market inputs.

Deposits by banks and Customer accounts

The estimated fair value of deposits with no stated maturity, which includes non interest bearing deposits, is the amount repayable on demand.

The estimated fair value of fixed interest bearing deposits and other borrowings without quoted market prices is based on discounted cash flows using interest rates for new debts with similar remaining maturity.

Debt securities in issue and subordinated liabilities

The aggregate fair values of these instruments are calculated based on quoted market prices where available. For those notes where quoted market prices are not available, a discounted cash flow model is used based on a current yield curve appropriate to the Group for the remaining term to maturity.

Liabilities to customers under investment contracts

The fair value of liabilities to customers under investment contracts is contractually linked to the fair value of the financial assets within the policyholders’ unit linked funds. The value of the unit linked financial liabilities is determined using current unit prices multiplied by the number of units attributed to the contract holders at the balance sheet date. Their value is never less than the amount payable on surrender, discounted for the required notice period where applicable.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

44	FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (continued)

	2008		2007
	Carrying	Fair	Carrying	Fair
	Amount	Values	Amount	Values
	€m	€m	€m	€m

Financial instruments held for trading
Debt securities(1)	119	119	520	520
Derivative financial instruments — trading
Foreign exchange contracts(1)	114	114	(103)	(103)
Interest rate contracts(1)	(394)	(394)	(294)	(294)
Equity and commodity contracts(1)	187	187	61	61
Non trading financial instruments
Assets
Cash and balances at central banks(1)	484	484	362	362
Items in course of collection from other banks(1)	683	683	811	811
Central government and other eligible bills(1)	10	10	11	11
Loans and advances to banks	9,409	9,409	7,210	7,219
Loans and advances to customers	135,738	134,902	125,048	125,124
Available for sale financial assets(1)	29,307	29,307	33,449	33,449
Other financial assets at fair value through profit or loss(1)	10,909	10,909	12,707	12,707
Liabilities
Deposits by banks	14,130	14,118	20,405	20,482
Customer accounts	86,234	86,259	72,277	72,491
Items in course of transmission to other banks(1)	254	254	243	243
Debt securities in issue	60,842	60,030	59,523	59,562
Liabilities to customer under investment contracts(1)	5,662	5,662	6,736	6,736
Insurance contract liabilities(1)	7,140	7,140	7,190	7,190
Subordinated liabilities	7,808	6,655	7,808	7,951
Derivative financial instruments — hedging
Interest rate contracts(1)	339	339	250	250

(1)	The fair value of these financial instruments is equal to the carrying value. These instruments are either carried at market value, or have minimal credit losses and are either short term in nature or repriced frequently.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

45 MEASUREMENT BASIS OF FINANCIAL ASSETS AND LIABILITIES

The table below analyses the carrying amounts of the financial assets and liabilities by accounting treatment and by balance sheet heading.

At March 31, 2008

	At fair value through
	profit or loss			At fair value through equity
	Derivatives					Loans and
	designated					receivables/
	as fair value		Designated		Cash flow	held at
	hedging	Held for	upon initial	Available	hedge	amortised	Insurance
	instruments	trading	recognition	for sale	derivatives	cost	contracts	Total
	€m	€m	€m	€m	€m	€m	€m	€m

Financial assets
Cash and balances at central banks	—	—	—	—	—	484	—	484
Items in the course of collection from other banks	—	—	—	—	—	683	—	683
Central government and other eligible bills	—	—	—	10	—	—	—	10
Trading securities	—	119	—	—	—	—	—	119
Derivates financial instruments	378	3,385	—	—	805	—	—	4,568
Other financial assets at fair value through profit or loss	—	—	10,909	—	—	—	—	10,909
Loans and advances to banks	—	—	—	—	—	9,409	—	9,409
Available for sale financial assets	—	—	—	29,307	—	—	—	29,307
Loans and advances to customers	—	—	—	—	—	135,738	—	135,738

Total financial assets	378	3,504	10,909	29,317	805	146,314	—	191,227

Financial liabilities
Deposits by banks	—	—	282	—	—	13,848	—	14,130
Customer accounts	—	—	2,524	—	—	83,710	—	86,234
Items in course of transmission to banks	—	—	—	—	—	254	—	254
Derivatives financial instruments	190	3,478	—	—	654	—	—	4,322
Liabilities to customers under investment contracts	—	—	5,662	—	—	—	—	5,662
Debt securities in issue	—	—	971	—	—	59,871	—	60,842
Insurance contract liabilities	—	—	—	—	—	—	7,140	7,140
Subordinated liabilities	—	—	242	—	—	7,566	—	7,808

Total financial liabilities	190	3,478	9,681	—	654	165,249	7,140	186,392

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

45	MEASUREMENT BASIS OF FINANCIAL ASSETS AND LIABILITIES (continued)

At March 31, 2007

	At fair value through
	profit or loss			At fair value through equity
	Derivatives					Loans and
	designated					receivables/
	as fair value		Designated		Cash flow	held at
	hedging	Held for	upon initial	Available	hedge	amortised	Insurance
	instruments	trading	recognition	for sale	derivatives	cost	contracts	Total
	€m	€m	€m	€m	€m	€m	€m	€m

Financial assets
Cash and balances at central banks	—	—	—	—	—	362	—	362
Items in the course of collection from other banks	—	—	—	—	—	811	—	811
Central government and other eligible bills	—	—	—	11	—	—	—	11
Trading securities	—	520	—	—	—	—	—	520
Derivates financial instruments	200	1,914	—	—	735	—	—	2,849
Other financial assets at fair value through profit or loss	—	—	12,707	—	—	—	—	12,707
Loans and advances to banks	—	—	—	—	—	7,210	—	7,210
Available for sale financial assets	—	—	—	33,449	—	—	—	33,449
Loans and advances to customers	—	—	—	—	—	125,048	—	125,048

Total financial assets	200	2,434	12,707	33,460	735	133,431	—	182,967

Financial liabilities
Deposits by banks	—	—	—	—	—	20,405	—	20,405
Customer accounts	—	—	2,574	—	—	69,703	—	72,277
Items in course of transmission to banks	—	—	—	—	—	243	—	243
Derivatives financial instruments	236	2,250	—	—	449	—	—	2,935
Liabilities to customers under investment contracts	—	—	6,736	—	—	—	—	6,736
Debt securities in issue	—	—	1,264	—	—	58,259	—	59,523
Insurance contract liabilities	—	—	—	—	—	—	7,190	7,190
Subordinated liabilities	—	—	255	—	—	7,553		7,808

Total financial liabilities	236	2,250	10,829	—	449	156,163	7,190	177,117

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

45	MEASUREMENT BASIS OF FINANCIAL ASSETS AND LIABILITIES (continued)

The fair value and contractual amount due on maturity of financial liabilities designated at fair value upon initial recognition are shown in the table below:

	March 2008		March 2007
		Contractual		Contractual
		amount due		amount due
	Fair values	on maturity	Fair values	on maturity
	€m	€m	€m	€m

Deposits by banks	282	282	269	269
Customer accounts	2,524	2,682	2,574	3,491
Liabilities to customers under investment contracts	5,662	5,662	6,736	6,736
Debt securities in issue	971	979	1,264	1,274
Subordinated liabilities	242	246	255	260

Financial liabilities designated at fair value through profit or loss	9,681	9,851	11,098	12,030

See note 6 for information on how changes in the fair value of financial liabilities affected the income statement.

46	DIVIDENDS PER UNIT OF ORDINARY STOCK

	2008	2007
	cent per	cent per	2008	2007
	unit	unit	€m	€m

Final dividend for previous year paid during the current year	39.4	34.3	371	318
Interim dividend for the current year	24.2	21.0	240	206

	63.6	55.3	611	524

The final proposed dividend of 39.4 cent per unit of ordinary stock, amounting to €386 million (before adjustment for treasury stock), is not accounted for until ratified at the Annual General Court on July 8, 2008. The financial statements for the year ended March 31, 2008 do not reflect this resolution, which will be accounted for in stockholders’ equity as an appropriation of retained profits in the year ended March 31, 2009.

The total dividend in respect of the year ended March 31, 2008 is 63.6 cent per unit of ordinary stock (March 31, 2007: 60.4 cent per unit of ordinary stock) amounting to a total of €626 million (March 31, 2007: €577 million).

47	CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprises the following balances:

	2008	2007
	€m	€m

Cash and balances with central banks	484	362
Loans and advances to banks (with an original maturity of less than 3 months)	7,153	3,924
Central government and other eligible bills	10	11

Cash and cash equivalents	7,647	4,297

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

47	CASH AND CASH EQUIVALENTS (continued)

48	GENERAL

(a)	The Bank has given a letter of comfort to the regulatory authority of the Isle of Man in respect of its banking subsidiary Bank of Ireland (IOM) Limited for the protection of the depositors of that subsidiary.

(b)	The Bank has provided a guarantee under Section 17 of the Companies (Amendment) Act, 1986 for the following companies: Premier Direct Management Limited, Premier Direct Insurance Services Limited, Tustin Limited, Hill Wilson Secretarial Limited, Bank of Ireland Insurance Services Limited, Bank of Ireland Asset Management (US) Limited, Bank of Ireland Asset Management Limited, Bank of Ireland Car Loans Limited, Bank of Ireland Commercial Finance Limited, Bank of Ireland International Finance Limited, Bank of Ireland Outsourcing Services Limited, Bank of Ireland Unit Trust Managers Limited, Bushfield Leasing Limited, Clonvern Limited, Edendork Leasing Limited, First Rate Enterprises Limited, Florenville Limited, IBI Corporate Finance Limited, Nerling Limited, Nestland Limited.

49	RELATED PARTY TRANSACTIONS

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

(a)	Associated undertakings and joint ventures

The Group provides and receives from its associated undertakings and joint ventures certain banking and financial services on similar terms to third party transactions and are not material to the Group.

(b)	Pension funds

The Group provides a number of normal banking and financial services to various pension funds operated by the Group for the benefit of its employees (principally for the Bank Staff Pension Fund), which are conducted on similar terms to third party transactions and are not material to the Group. Further details on retirement benefit obligations are set out in note 36. The Group occupies a number of premises owned by the Group’s various pension schemes; the total value of these properties is €46 million.

(c)	Transactions with key management personnel

For the purposes of IAS 24 Related Party Disclosures, “key management personnel” comprises the Directors of the Court, the members of the Group Executive Committee (GEC)*, the Group Secretary and the Group Legal Advisor. Directors’ emoluments are set out in note 54 to the consolidated financial statements and details of compensation paid to key management personnel are provided below.

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

 * In addition to the Executive Directors, the GEC comprises the Group Chief Risk Officer, the Head of Group HR and the Director, Group Manufacturing.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

49	RELATED PARTY TRANSACTIONS (continued)

The aggregate amounts outstanding and the number of persons concerned, in respect of all loans, quasi-loans and credit transactions between the Bank to its key management personnel, as defined above, including members of their close families and entities controlled by them are shown below:

	Aggregate Amount Outstanding		Number of Persons
Key Management Personnel	March 31, 2008	March 31, 2007	March 31, 2008	March 31, 2007
	€’000	€’000

Directors
Loans	9,661	73,989	12	13
Executive Officers
Loans	1,473	4,368	4	5

Total	11,134	78,357	16	18

Included in the above figures, are loans to key management personnel, (other than Non-Executive Directors), on terms similar to those available to staff generally, amounting to €639,717 (March 31, 2007: €250,725).

In addition to the loans detailed above, the aggregate amounts of deposits and credit balances outstanding for key management personnel in office at March 31, 2008 amounted to €12 million (March 31, 2007: €12.3 million).

(d)	Compensation of key management personnel

Remuneration	2008	2007
	€’000	€’000

Salaries and other short term benefits(1)	14,894	22,179
Post employment benefits(2)	634	690
Termination benefits	1,426	750
Equity compensation benefits(3)	3,139	3,761

Total remuneration	20,093	27,380

(1)	Comprises salary, fees, bonus, cash in lieu of pension, car allowance, profit share schemes and other short term benefits paid in the year.

(2)	Employer contributions to pension funds.

(3)	Value of awards made under the Group’s executive share option scheme, Save As You Earn schemes, LTIP, Staff Stock Issue in Ireland and Stock Incentive Plan in UK which are described in note 38.

50	ACQUISITIONS

Year ended March 31, 2008

There were no acquisitions in the year ended March 31, 2008.

Year ended March 31, 2007

In the year ended March 31, 2007, the Bank entered into a joint venture partnership with Paul Capital Partners, a leading US private equity specialist, establishing Paul Capital Investments, LLC providing private equity funds products and advisory services to institutional and other investors worldwide. The consideration at the time of acquisition was US$25 million. The acquisition is currently being accounted for as a joint venture using the equity method of accounting — see note 23.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

51	PRINCIPAL SUBSIDIARIES

The principal group undertakings at March 31, 2008 were:

		Country of	Statutory
Name	Principal activity	incorporation	Year end

Bank of Ireland Asset Management Limited	Asset management	Ireland	March 31
Bank of Ireland International Finance Limited*	International asset financing	Ireland	March 31
Bank of Ireland (IOM) Limited	Retail Banking	Isle of Man	March 31
Bank of Ireland Life Holdings plc*	Life assurance and pensions	Ireland	December 31
Bank of Ireland Mortgage Bank*	Mortgage lending and mortgage covered securities	Ireland	March 31
Bristol & West plc(1)	Mortgages, savings and investments	England	March 31
First Rate Enterprise (UK) Limited(2)	Foreign Exchange	England	March 31
ICS Building Society*	Building society	Ireland	December 31

*	Direct subsidiary of The Governor and Company of the Bank of Ireland.

[1]	On October 1, 2007, the business of Bristol & West plc transferred to the UK branch of the Governor and Company of the Bank of Ireland.

[2]	This is a joint venture with the UK Post Office, with each party owning 50% of the equity of the business.

All the Group undertakings are included in the consolidated accounts. The Group owns 100% of the equity of the principal group undertakings and 100% of the voting shares of all these undertakings and in the case of ICS Building Society, 100% of the investment shares.

In presenting details of the principal subsidiary undertakings, the exemption permitted by Regulation 10 of the European Communities (Credit Institutions: Accounts) Regulations, 1992 has been availed of and Bank of Ireland will annex to its annual return to the Companies Office a full listing of group undertakings.

Bank of Ireland Mortgage Bank (BoIMB)

BoIMB’s principal activities are the issuance of Irish residential mortgages and mortgage covered securities in accordance with the Asset Covered Securities Act 2001 to 2007. Such loans may be made directly by the Bank or may be purchased from Bank of Ireland and other members of the Group or third parties.

As at March 31, 2008, the total amounts outstanding in respect of mortgage covered securities issued was €6.9 billion (March 31, 2007: €6.4 billion). As at March 31, 2008, the total amounts of principal outstanding in the mortgage covered pool including mortgage assets and cash was €8.7 billion (March 31, 2007: €7.2 billion).

From time to time, BoIMB issues other debt securities comprising the BoIMB’s obligation to the Central Bank and Financial Services Authority of Ireland (CBFSAI) under the terms of the Mortgage Backed Promissory Note (MBPN) programme. At March 31, 2008 there were no such debt securities in issue (March 31, 2007: nil). These obligations had been secured by way of a first floating charge to the CBFSAI over all its right, title, interest and benefit, in a relevant amount of loans and advances to customers. The bank had pledged under the terms of the floating charge to maintain the assets so charged free from any encumbrance and otherwise than in the ordinary course of business not to sell, transfer, lend or otherwise dispose of any part of the charged assets without prior written consent of the CBFSAI. The deed of floating charge was executed by BoIMB and dated July 5, 2004 in favour of the Central Bank and Irish Financial Services Regulatory Authority. The mortgages in the MBPN programme were secured by a floating charge over Irish Residential Mortgage Credit Assets, which were not in the covered assets pool.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

52	OTHER SUBSIDIARIES

The Group has a number of subsidiaries where it does not own more than half of the voting power in the company but which are consolidated. Details of these subsidiaries are listed below.

a)	Partholon

The Group has sold a pool of leveraged acquisition finance loan assets to Partholon CDO 1 plc (Partholon), which is incorporated under the Irish Companies Acts, 1963 to 2006 and is registered and operates in the Republic of Ireland. Partholon has issued a series of loan notes to finance this purchase. The Group holds 25% of the subordinated loan notes but does not own, directly or indirectly, any of the share capital of Partholon, which is owned by a charitable trust. The Group also holds €30 million of AAA-rated loan notes in Partholon, which it intends to hold until maturity. This investment is eliminated on consolidation.

Under the terms of separate agreements the Group manages the assets of Partholon, including identification of additional assets for acquisition, for which it receives fees.

b)	Kildare Securities

Kildare Securities Limited (Kildare) is a special purpose company which was established for the purpose of acquiring mortgage loans or other financial assets and issuing asset backed securities. Aggregate balances of the mortgages at issue were €3 billion, equal to theamount of asset backed securities issued during March 2007. No new securities were issued by Kildare during the year to March 31, 2008. At March 31, 2008 the aggregate balance of mortgages backing securities issued by Kildare was €2.4 billion.

These mortgages, which are included on the consolidated balance sheet at March 31, 2008, are collateral for the obligations of Kildare. The creditors of Kildare have no recourse to the general credit of the Group.

c)	Liberator

Liberator Securities No. 1 plc (Liberator) is a special purpose company which was established for the purpose of acquiring mortgage loans or other financial assets and issuing mortgage backed securities. Aggregate balances of the mortgages at issue were €500 million, equal to the amount of asset backed securities issued during June 2000. At March 31, 2008 the aggregate balance of mortgages backing securities issued by Liberator was €126 million (March 31, 2007: €150 million). The notes issued by Liberator are due to be redeemed in July 2008.

These mortgages, which are included on the consolidated balance sheet at March 31, 2008, are collateral for the obligations of Liberator. The creditors of Liberator have no recourse to the general credit of the Group.

d)	Brunel

Brunel Residential Mortgage Securitisation No. 1 plc (Brunel) is a special purpose company which was established for the purpose of acquiring mortgage loans or other financial assets and issuing asset backed securities. Aggregate balances of the mortgages at issue were Stg£5.5 billion (€8 billion), equal to the value of asset backed securities, and at March 31, 2008 the aggregate balances of the mortgages at issue were Stg£4 billion (€5 billion).

These mortgages, which are included on the consolidated balance sheet at March 31, 2008, are collateral for the obligations of Brunel. The creditors of Brunel have no recourse to the general credit of the Group.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

52	OTHER SUBSIDIARIES (continued)

e)	Colston

Colston No. 1 plc (Colston) is a special purpose company which was established for the purpose of acquiring mortgage loans or other financial assets and for issuing mortgage backed securities. Aggregate balance of the mortgages at issue on December 17, 2007 were Stg£5.1 billion (€7.1 billion), in excess of the value of asset backed securities issued (Stg£4.6 billion (€6.4 billion)). At March 31, 2008, the aggregate balance of the mortgages backing securities issued by Colston was Stg£4.9 billion (€6.2 billion).

These mortgages, which are included on the consolidated balance sheet at March 31, 2008, are collateral for the obligations of Colston. The creditors of Colston have no recourse to the general credit of the Group.

f)	Avondale

Avondale Securities S.A. (Avondale) is a special purpose vehicle, which was principally established for the issuance of financial instruments, the acquisition of financial assets and the entering into of other legally binding instruments. The aggregate balance of notes issued and outstanding by Avondale on March 31, 2008 consists of €400 million of Emergence Offset Notes (EONs), which referenced the embedded value in certain insurance policies originated by BoI Life. The investors in the EONs have no recourse to BoI Life or the rest of the Group if surplus does not emerge from the embedded value.

53	LIFE ASSURANCE BUSINESS

Value of In-force Life Assurance Business

	March 31, 2008	March 31, 2007
	€m	€m

April 1	580	513
Income statement movement value of in force	(32)	67

March 31	548	580

The Group recognises as an asset the value of in force assurance business in respect of insurance contracts. The value of in force asset, which is presented gross of attributable tax, represents the present value of future profits expected to arise from these contracts. It is determined by projecting future surpluses and other cashflows arising from insurance contracts written by the balance sheet date. The useful life of the asset is based on the length of the underlying individual policies upon which the asset is calculated. This useful life is expected to be 6.76 years (March 31, 2007: 6.96 years).

The key economic assumptions used in the calculation of the value of in force business are set out below:

	2008	2007

Risk Discount Rate	8.0%	7.5%
Unit Growth Rate	6.25%	5.5%
Shareholder Tax Rate	12.5%	12.5%

The process used in determining the key economic and experience assumptions is set out below:

Risk discount rate:  The risk discount rate is the rate used to discount the surpluses that will arise on insurance business in the long-term fund. The rate reflects the yield available on government bonds of appropriate duration plus a risk margin.

Unit growth rate:  The unit growth rate is the assumed rate of return on the Company’s unit linked assets before taxation and management fees in future years. The growth rate reflects the mix of assets held.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

53	LIFE ASSURANCE BUSINESS (continued)

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

Sensitivities

The table below indicates the stand-alone impact of changes in the key assumptions on profit after tax and shareholder equity.

1% increase in Risk Discount Rate	(€25 million)
1% decrease in Risk Discount Rate	€27 million
10% improvement in Mortality	€14 million
10% deterioration in Persistency	(€22 million)
5% improvement in Renewal Expenses	€6 million
1% increase in Equity Markets	€2 million

While the table above shows the impact of an individual assumption change, a change in one assumption could impact on other assumptions due to the relationship between assumptions.

Insurance Contract Liabilities

The movement in gross life insurance contract liabilities can be analysed as follows:

	March 31, 2008	March 31, 2007
	€m	€m

Opening Balance	7,190	5,192
New business	1,389	1,823
Changes in business	(1,439)	175

Closing Balance	7,140	7,190

Bank of Ireland Life (BoI Life) writes the following life assurance contracts that contain insurance risk:

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

53	LIFE ASSURANCE BUSINESS (continued)

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

Options and guarantees

BoI Life has a very limited range of options and guarantees in its business portfolio as the bulk of the business is unit linked without investment guarantees. Where investment guarantees do exist they are either hedged with an outside party or matched through appropriate investment assets.

Uncertainties associated with insurance contract cash flows and risk management activities

For life assurance contracts where death is the insured risk, the most significant factors that could adversely affect the frequency and severity of claims are the incidence of disease and general changes in lifestyle. Where the insured risk is longevity, advances in medical care are the key factor that increases longevity. The Group manages its exposures to insurance risks through a combination of applying strict underwriting criteria, asset and liability matching, transferring risk to reinsurers and the establishment of prudent insurance contract liabilities.

Credit risk

Reinsurance programmes are in place to restrict the amount of cover on any single life. The Group uses a panel of highly rated reinsurance companies to diversify credit risk.

Capital Management and Available Resources

The Group holds technical reserves to meet its liabilities to policyholders based on prudent actuarial assumptions. In addition, the Financial Regulator requires the Group’s life assurance operation to hold shareholder equity that exceeds a statutory margin, the required minimum regulatory solvency margin. The table below sets out the shareholder equity held by the Group’s life assurance operation compared to the required minimum regulatory margin as at December 31, 2007 which is the life subsidiary’s statutory year end.

	December 31, 2007	December 31, 2006
	€m	€m

Minimum regulator solvency margin	174	161
Shareholder equity held for life business	438	422

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

53	LIFE ASSURANCE BUSINESS (continued)

54	DIRECTORS’ INFORMATION

Directors’ remuneration for the year ended March 31, 2008 (all figures in €’000’s)

				Release of
			Performance	deferred	Other	Pension
	Salary	Fees	Bonus	bonus	remuneration	contributions	Total.	Total.
	(1)	(2)	(3)	(4)	(5)	(6)	2007/2008	2006/2007

Governor
R Burrows	512						512	483
Deputy Governor
G Magan	164						164	128
Executive Directors
R Boucher	550		137	398	265	107	1,457	* 1,015
D Crowley	589		194	404	542	(103)	1,626	* 1,133
D Donovan	625		250	452	491	(114)	1,704	* 1,246
B J Goggin	1,155		323	841	1,025	(372)	2,972	3,998
J O’Donovan	525		173	350	400	18	1,466	1,581
Non — Executive Directors
D Dilger		115					115	94
P Haran		122					122	104
D Holt		102					102	* 48
R Hynes *(appointed July 17, 2007)		+82					82	—
J Kennedy *(appointed July, 17 2007)		+94					94	—
D McCourt		128					128	115
H A McSharry *(appointed July 17, 2007)		69					69	—
C Marland * (retired July 17, 2007)		38					38	98
T Moran *(retired July 17, 2007)		33					33	94
T Neill		117					117	100
Totals	4,120	900	1,077	2,445	2,723	(464)	10,801	10,237
Ex-gratia payments paid to former Directors/Dependants							440	424

*	From date of appointment or to date of retirement as a Director, as indicated.

+	Includes fees paid in respect of services as Directors of subsidiary companies (R Hynes €18,000, J Kennedy €34,000)

Notes:

(1)	The Governor and Deputy Governor, as Non-Executive Officers of the Bank, are not paid Court fees but are remunerated by way of non-pensionable salary.

(2)	Fees are paid only to Non-Executive Directors; a basic fee of €84,000 per annum applies, subject to review annually. Additional fees are paid to Committee chairmen, the Senior Independent Director and for Committee membership.

(3)	Payments under the performance bonus scheme, are linked to individual performance and overall Group performance versus pre-determined targets for the financial year. Under the rules of the performance related

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

54	DIRECTORS’ INFORMATION (continued)

bonus scheme, 25% of any bonus awarded is deferred until the successful completion of the Strategic Transformation Programme in March 2009 or earlier. As the Strategic Transformation Programme has been successfully completed in March 2008, no element of the 2007/2008 bonus award has been deferred for payment.

(4)	This represents the release of deferred bonuses earned in previous years, together with accrued interest, following completion of the Strategic Transformation Programme which achieved annualised savings of €145 million.

(5)	Executives whose contractual pension promise would exceed the pensions ’cap’ introduced in the Finance Act 2006 have elected for the option of a taxable cash allowance in lieu of pension foregone. The figures shown also include car allowance, the benefit of any loans at staff rates and the value of awards under the Employee Stock Issue Scheme.

(6)	In the case of B J Goggin, D Crowley and D Donovan their pension accrual is now ‘capped’ at the increase in thresholds set out in the Finance Act each year, and as a result, a clawback of previously funded benefits arises on an annual basis.

All pension amounts at (5) and (6) have been determined by Watson Wyatt, the Group’s actuary, and approved by the Group Remuneration Committee.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

54	DIRECTORS’ INFORMATION (continued)

Stock options held by Directors and Secretary

(a)	Executive stock options

Options to subscribe for ordinary stock in the Bank granted and exercised during the year ended March 31, 2008 are set out in the table below:

					Options at
					April 1, 2007			Market
					or date of			price at	Options
	Date of	Earliest		Exercise	appointment	Granted	Exercised	exercise	at March
	grant	exercise date	Expiry date	price	if later	in year	in year	date	31, 2008
				€				€

R Boucher	Dec 8, 2003	Dec 8, 2006	Dec 8, 2013	10.54	20,000		20,000	10.65	—
	Jul 26, 2004	Jul 26, 2007	Jul 26, 2014	10.76	26,000				26,000
	Jun 21, 2005	Jun 21, 2008	Jun 21, 2015	12.85	23,000				23,000
	Jul 4, 2006	Jul 4, 2009	Jul 4, 2016	14.00	30,500				30,500
	Jun 12, 2007	Jun 12, 2010	Jun 12, 2017	15.45		33,950			33,950

					99,500	33,950	20,000		113,450

D Crowley	Jul 13, 1999	Jul 13, 2002	Jul 13, 2009	8.93	20,000		20,000	10.06	—
	May 21, 2001	May 21, 2004	May 21, 2011	11.05	25,000				25,000
	Jun 24, 2002	Jun 24, 2005	Jun 24, 2012	12.50	25,000				25,000
	Jun 18, 2003	Jun 18, 2006	Jun 18, 2013	10.77	50,000				50,000
	Jul 26, 2004	Jul 26, 2007	Jul 26, 2014	10.76	35,000				35,000
	Jun 21, 2005	Jun 21, 2008	Jun 21, 2015	12.85	32,500				32,500
	Jul 4, 2006	Jul 4, 2009	Jul 4, 2016	14.00	30,500				30,500
	Jun 12, 2007	Jun 12, 2010	Jun 12, 2017	15.45		33,950			33,950

					218,000	33,950	20,000		231,950

D Donovan	Jun 24, 2002	Jun 24, 2005	Jun 24, 2012	12.50	30,000				30,000
	Jun 18, 2003	Jun 18, 2006	Jun 18, 2013	10.77	50,000				50,000
	Jul 26, 2004	Jul 26, 2007	Jul 26, 2014	10.76	35,000				35,000
	Jun 21, 2005	Jun 21, 2008	Jun 21, 2015	12.85	32,500				32,500
	Jul 4, 2006	Jul 4, 2009	Jul 4, 2016	14.00	30,500				30,500
	Jun 12, 2007	Jun 12, 2010	Jun 12, 2017	15.45		33,950			33,950

					178,000	33,950			211,950

B J Goggin	Jul 13, 1999	Jul 13, 2002	Jul 13, 2009	8.93	20,000		20,000	13.30	—
	May 21, 2001	May 21, 2004	May 21, 2011	11.05	25,000		25,000	13.30	—
	Jun 24, 2002	Jun 24, 2005	Jun 24, 2012	12.50	25,000				25,000
	Jun 18, 2003	Jun 18, 2006	Jun 18, 2013	10.77	50,000				50,000
	Jul 26, 2004	Jul 26, 2007	Jul 26, 2014	10.76	92,000				92,000
	Jun 21, 2005	Jun 21, 2008	Jun 21, 2015	12.85	77,500				77,500
	Jul 4, 2006	Jul 4, 2009	Jul 4, 2016	14.00	78,500				78,500
	Jun 12, 2007	Jun 12, 2010	Jun 12, 2017	15.45		74,750			74,750

					368,000	74,750	45,000		397,750

J O’Donovan	Jun 24, 2002	Jun 24, 2005	Jun 24, 2012	12.50	25,000				25,000
	Jun 18, 2003	Jun 18, 2006	Jun 18, 2013	10.77	50,000				50,000
	Jul 26, 2004	Jul 26, 2007	Jul 26, 2014	10.76	35,000				35,000
	Jun 21, 2005	Jun 21, 2008	Jun 21, 2015	12.85	32,500				32,500
	Jul 4, 2006	Jul 4, 2009	Jul 4, 2016	14.00	30,500				30,500
	Jun 12, 2007	Jun 12, 2010	Jun 12, 2017	15.45		33.950			33,950

					173,000	33,950			206,950

J Clifford (Secretary)	Jun 24, 2002	Jun 24, 2005	Jun 24, 2012	12.50	10,000				10,000
	Jun 18, 2003	Jun 18, 2006	Jun 18, 2013	10.77	20,000				20,000
	Jul 26, 2004	Jul 26, 2007	Jul 26, 2014	10.76	21,500				21,500
	Jun 21, 2005	Jun 21, 2008	Jun 21, 2015	12.85	13,000				13,000
	Jul 4, 2006	Jul 4, 2009	Jul 4, 2016	14.00	18,700				18,700
	Jun 12, 2007	Jun 12, 2010	Jun 12, 2017	15.45		13,950			13,950

					83,200	13,950			97,150

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

54	DIRECTORS’ INFORMATION (continued)

No other Directors have been granted options to subscribe for units of ordinary stock of the Bank or of other Group entities. The performance condition attached to the grant of stock options made in July 2004, under the 2004 Executive Stock Option Scheme, was met in July 2007 and the options became capable of exercise from that date.

The market price of ordinary stock at March 31, 2008 was €9.42 (March 31, 2007: €16.15).

(b)	Sharesave Scheme options 2000

Under the terms of the Sharesave Scheme offered in 2000, options were granted to all eligible Group employees, who elected to participate, on February 28, 2000 at an option price of €5.40 per unit of ordinary stock. (This price was set at a discount of 20% of the then market price as permitted by the Rules). The options held under this scheme by the Directors and Secretary are set out below. Under the terms of the 2000 Sharesave offer, participants could save for three, five or seven years. The three year scheme matured in May 2003, the five year scheme matured in May 2005 and the seven year scheme matured in May 2007.

	Sharesave
	options granted at				Market value	Sharesave
	February 28,	Market value	Options	Date of	at date of	options held at
Name	2000	at date of Grant	Exercised	Exercise	exercise	March 31, 2008
		€			€

Directors:
B J Goggin	4,261	€6.07	4,261	2 May 2007	16.45

(c)	Sharesave Scheme options 2003

Under the terms of the Sharesave Scheme offered in 2003, options were granted to all eligible Group employees, who elected to participate, on December 15, 2003 at an option price of €7.84 in Ireland and €8.37 in the UK, per unit of ordinary stock. This price was set at a discount of 25% of the then market price as permitted by the Rules in Ireland and at a discount of 20% of the then market price permitted by the Rules in the UK. The options held under this scheme by the Directors and Secretary are set out below. Under the terms of the 2003 Sharesave offer, participants could save for three or five years. The three year scheme matured in February 2007 and the five year scheme will mature in February 2009.

	Sharesave
	options granted at				Market value	Sharesave
	December 15,	Market value	Options	Date of	at date	options held at
Name	2003	at date of Grant	Exercised	Exercise	of exercise	March 31, 2008

Directors:
J O’Donovan	2,653	€10.60				2,653

(d)	Sharesave Scheme options 2006

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

54	DIRECTORS’ INFORMATION (continued)

	Sharesave		Sharesave
	options granted at	Market value	options held at
Name	December 22, 2006	at date of Grant	March 31, 2008

Directors:
B J Goggin	301	€17.33	301
R Boucher	301	€17.33	301
Secretary:
John Clifford	301	€17.33	301

(e)	Sharesave Scheme options 2007

Under the terms of the Sharesave Scheme offered in 2007, options were granted to all eligible Group employees, who elected to participate, on December 24, 2007 at an option price of €6.96 in Ireland and €7.43 in the UK, per unit of ordinary stock. This price was set at a discount of 25% of the then market price as permitted by the Rules in Ireland and at a discount of 20% of the then market price permitted by the Rules in the UK. The options held under this scheme by the Directors and Secretary are set out below. Under the terms of the 2007 Sharesave offer, participants could save for three years.

	Sharesave		Sharesave
	options granted at	Market value	options held at
Name	December 24, 2007	at date of Grant	March 31, 2008

Directors:
B J Goggin	531	€10.11	531
D Crowley	574	€10.11	574

(f)	Long Term Incentive Plan (“LTIP”)

Conditional awards of units of ordinary stock are made to Group Senior Executives annually since 2004 under the terms of the LTIP. These awards do not vest in the Executives unless demanding performance criteria are achieved (see description of LTIP in note 38 on page F-84 and F-85). Prior to the introduction of the LTIP in 2004, conditional awards of units of ordinary stock were made under the Long Term Performance Stock Plan (LTPSP). The performance conditions attached to the award of conditional units of stock, made in July 2004, under the LTIP, were met in July 2007 and 40.25% of awards granted under the scheme vested in participants (29.82% vested in the Group Chief Executive). The percentage vesting levels were established in line with the rules of the plan. The conditional awards of units of ordinary stock made to date to the Executive Directors and the Group Secretary are shown on the following page.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

54	DIRECTORS’ INFORMATION (continued)

		No. of shares					Potential
		conditionally	Conditionally	Vested			interest in
	Date of	held at	awarded in	in the	Retained in	Lapsed in	shares at	Original	Maturity
	Award	April 1, 2007	the year*	year	Scheme**	the year	March 31, 2008	Maturity Date	Date**

R Boucher	Jul 26, 2004	18,500		7,446		11,054		Jul 26, 2007
	Jun 21, 2005	16,000					16,000	Jun 21, 2008
	Jul 4, 2006	30,500					30,500	Jul 4, 2009
	Jun 12, 2007		33,950				33,950	Jun 12, 2010

	Total	65,000	33,950	7,446		11,054	80,450

D Crowley	Jul 13, 1999				6,158		7,697	Jul 13, 2002	Jul 13, 2009
	May 25, 2000				13,079		16,348	May 25, 2003	May 25, 2010
	May 21, 2001				9,496		11,869	May 21, 2004	May 21, 2011
	Jun 24, 2002				7,070		8,837	Jun 24, 2005	Jun 24, 2012
	Jul 26, 2004	35,000		14,088		20,912	—	Jul 26, 2007
	Jun 21, 2005	32,500					32,500	Jun 21, 2008
	Jul 4, 2006	30,500					30,500	Jul 4, 2009
	Jun 12, 2007		33,950				33,950	Jun 12, 2010

	Total	98,000	33,950	14,088	35,803	20,912	141,701

D Donovan	Jul 13, 1999				7,544		9,430	Jul 13, 2002	Jul 13, 2009
	May 25, 2000				11,494		14,367	May 25, 2003	May 25, 2010
	May 21, 2001				7,067		8,833	May 21, 2004	May 21, 2011
	Jun 24, 2002				4,714		5,892	Jun 24, 2005	Jun 24, 2012
	Jul 26, 2004	35,000		14,088		20,912	—	Jul 26, 2007
	Jun 21, 2005	32,500					32,500	Jun 21, 2008
	Jul 4, 2006	30,500					30,500	Jul 4, 2009
	Jun 12, 2007		33,950				33,950	Jun 12, 2010

	Total	98,000	33,950	14,088	30,819	20,912	135,472

B J Goggin	Jul 13, 1999				9,221		11,526	Jul 13, 2002	Jul 13, 2009
	May 25, 2000				16,249		20,311	May 25, 2003	May 25, 2010
	May 21, 2001				10,379		12,973	May 21, 2004	May 21, 2011
	Jun 24, 2002				8,258		10,322	Jun 24, 2005	Jun 24, 2012
	Jul 26, 2004	139,000		41,450		97,550	—	Jul 26, 2007
	Jun 21, 2005	116,500					116,500	Jun 21, 2008
	Jul 4, 2006	117,850					117,850	Jul 4, 2009
	Jun 12, 2007		112,100				112,100	Jun 12, 2010

	Total	373,350	112,100	41,450	44,107	97,550	401,582

J O’Donovan	Jun 24, 2002				6,034		7,542	Jun 24, 2005	Jun 24, 2012
	Jul 26, 2004	35,000		14,088		20,912		Jul 26, 2007
	Jun 21, 2005	32,500					32,500	Jun 21, 2008
	Jul 4, 2006	30,500					30,500	Jul 4, 2009
	Jun 12, 2007		33,950				33,950	Jun 12, 2010

	Total	98,000	33,950	14,088	6,034	20,912	104,492

Secretary	Jul 13, 1999				7,648		9,559	Jul 13, 2002	Jul 13, 2009
J B Clifford	May 25, 2000				12,271		15,339	May 25, 2003	May 25, 2010
	May 21, 2001				5,764		7,204	May 21, 2004	May 21, 2011
	Jun 24, 2002				3,422		4,277	Jun 24, 2005	Jun 24, 2012
	Jul 26, 2004	15,000		6,038		8,962		Jul 26, 2007
	Jun 21, 2005	9,500					9,500	Jun 21, 2008
	Jul 4, 2006	18,700					18,700	Jul 4, 2009
	Jun 12, 2007		9,600				9,600	Jun 12, 2010

	Total	43,200	9,600	6,038	29,105	8,962	74,179

*	Market price at date of award €15.45

**	Only applies to awards made under the LTPSP. Minimum of 80% of the vested stock must be retained for two years from maturity of award. After the two year retention period, an additional award of 20% is made. If the award is retained for an additional 5 years, a further award of 30% is made.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

54	DIRECTORS’ INFORMATION (continued)

As performance conditions relating to awards made under the 2003 LTPSP were not met, details of these awards have not been included as all awards lapsed in 2006.

Directors’ pension entitlements

Set out below are details of the pension benefits earned by the Directors during the year ended March 31, 2008.

			(c) Accrued pension
	(a) Additional pension	(b) Increase /decrease	entitlement at
Executive Directors	earned in the year	in transfer value	March 31, 2008
	€	€	€

R Boucher	19,854	265,901	156,802
D Crowley	2,347	17,571	273,575
D Donovan	2,326	44,345	271,192
B J Goggin	5,634	87,575	656,672
J O’Donovan	10,924	142,815	221,571

Column (a) above is the increase in pension built up during the period. Increases are after adjustment for inflation and comprise allowance for additional pensionable service; increases in pensionable earnings and any agreed adjustment in the individual’s pension accrual. Column (b) is the additional capital value, less each Director’s contributions, of column (a) which could arise if the pension were to be transferred to another pension plan on the Director leaving the Group and is calculated using factors supplied by the actuary in accordance with actuarial guidance notes ASP PEN-2, and is based on pension benefits becoming payable at normal retirement date, age 60. Column (c) is the aggregate pension entitlement payable at normal retirement age based on each Director’s pensionable service with the Group at March 31, 2008.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

54	DIRECTORS’ INFORMATION (continued)

Directors’ interests in stock

In addition to their interests in the Ordinary Stock through their holding of stock options and the conditional awards of stock they have received under the LTPSP and LTIP as set out above, the interests of the Directors and Secretary in office at March 31, 2008, and of their spouses and minor children, in the stocks issued by the Bank are set out below:

	Units of €0.64 of Ordinary Stock
	As at March 31, 2008	As at March 31, 2007
	Beneficial	Beneficial

DIRECTORS
R Boucher	30,312	1,923
R Burrows	324,219	100,443
D Crowley	128,915	93,187
D Dilger	2,998	2,998
D Donovan	140,377	99,721
B J Goggin	600,260	427,327
P Haran	2,407	2,407
D Holt	10,284	3,031
R Hynes +	25,000	11,600	*
J Kennedy +	3,062	3,000	*
D McCourt	50,674	25,674
H A McSharry	7,604	5,000	*
G Magan	70,000	1,898
T Neill	94,300	94,300
J O’Donovan	95,511	76,044
SECRETARY
J Clifford	135,399	127,945

*	as at date of appointment

+	held as American Depository Receipts (ADR’s). One ADR equates to four units of ordinary stock.

There have been no changes in the stockholdings of the above Directors and Secretary between March 31, 2008 and 20 May 2008, except in the case of R Burrows whose holding increased by 3,868 units of ordinary stock arising from an inheritance. Apart from the interests set out above and in the previous section, the Directors and Secretary and their spouses and minor children have no other interests in the stock of the Bank or its Group undertakings at March 31, 2008.

55 RISK MANAGEMENT

Management of Principal Risks

Credit Risk

Definition

Credit Risk is defined as the risk of loss resulting from a counterparty being unable to meet its contractual obligations to the Group in respect of loans or other financial transactions.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

55 RISK MANAGEMENT  (continued)

Credit risk comprises default risk, recovery risk, counterparty risk, the credit risk in securitisation, cross border (or transfer) risk, credit concentration risk and settlement risk.

How Credit Risk Arises

The Group’s typical customer base includes retail customers, financial institutions and commercial entities. The Group is exposed to credit risk as a result of the financial transactions it enters into with them.

The main types of financial transaction the Group enters into and which give rise to credit risk are loans and advances. The Group is also exposed to credit risk through its debt securities and derivatives activity. In addition, credit risk arises in Bank of Ireland Life, primarily in relation to its reinsurance activities.

In relation to loans and advances, credit risk arises as a result of amounts the Group has actually lent and amounts which the Group has committed to lend. Such commitments take a number of forms, the key ones are as follows: undrawn loans and overdrafts, guarantees, performance bonds and letters of credit. As regards commitments, the Group could potentially suffer loss to an amount equivalent to its total unused commitments. However, the Group does not expect to incur losses to that extent as most retail commitments can be cancelled and commitments of a commercial nature are entered into subject to the customer continuing to achieve specific credit standards.

The nature of the Group’s exposure to credit risk and the manner in which it arises, its objectives, policies and processes for managing credit risk and the methods it uses to measure credit risk remain materially unchanged from the previous reporting period and are outlined below.

Credit Risk Management

• Credit policy

The core values governing the provision of credit are contained in the Group Credit Policy, which is approved by the Court on the recommendation of the GRPC. Business unit credit policies, approved by the GRPC/Head of Group Credit as appropriate, define in greater detail the credit approach appropriate to the units concerned, taking account of the markets in which they operate and the products they provide. Procedures for the approval and monitoring of exceptions to policy are included in policy documents. In a number of cases, business unit policies are supplemented by sectoral credit policies.

• Lending authorisation

The Group’s credit risk management systems operate through a hierarchy of lending authorities, which are related to internal loan ratings. All exposures above certain levels require approval by the Group Credit Committee (GCC), other exposures are approved according to a system of tiered individual authorities. Individuals are allocated lending limits according to credit competence, proven judgment, experience and the nature and scale of lending in their business unit.

Material lending proposals are referred to credit units for independent assessment, formulation of a recommendation and subsequent adjudication by the applicable level of approval authority.

Lending caps are put in place when it is considered appropriate to limit exposure to certain sectors. Group Credit Review, an independent function within Group Credit, reviews the quality and management of risk assets across the Group and reports to the GRPC on a quarterly basis.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

55 RISK MANAGEMENT  (continued)

• Credit related commitments

The Group classifies and manages credit related commitments as follows:

Guarantees and standby letters of credit: irrevocable commitments by the Group to make payments at a future date in specified circumstances on behalf of a customer. These instruments are assessed on the same basis as loans for credit approval and management.

Performance or similar bonds and guarantees: group undertakings on behalf of a customer to deliver funds to a third party in specified circumstances should the customer fail in their obligations to the third party. These instruments are assessed on the same basis as loans for credit approval and management.

Documentary and commercial letters of credit: written undertakings by the Group on behalf of a customer authorising a third party to draw drafts or payment instruments on the Group to a stipulated amount under specific terms and conditions. Also, situations where the Group confirms/guarantees to a foreign bank in respect of export letters of credit. These instruments are collateralised by the underlying shipment of goods to which they relate. These instruments are assessed on the same basis as loans for credit approval and management.

Commitments: unused elements of authorised credit in the form of loans, guarantees or letters of credit, where the Group is potentially exposed to loss in an amount equal to the total unused commitments. The likely amount of loss is less than the total unused commitments, as most commitments are contingent upon customers maintaining specific credit and performance standards. These instruments are assessed on the same basis as loans for credit approval and management.

Letters of offer: where the Group has made an irrevocable offer to extend credit to a customer and the customer may or may not have confirmed acceptance of the offer on the terms outlined, the exposure is assessed on the same basis as loans for credit approval and management. The exposure to credit risk is considerably less than the face value of offer letters, as not all offers will be accepted.

• Derivatives

Credit risk exposure arising from derivative instruments is managed as part of the overall lending limits with customers.

Credit risk exposure on derivative transactions is calculated using a methodology that estimates the maximum cost of rewriting the contract in the event of counterparty default. This credit risk exposure is managed as part of the overall lending limits with customers, together with potential exposures from market movements. The credit process limits gross derivative positions. Collateral, other security or margin deposits may be required from counterparties.

• Country risk

The Group is exposed to country risk as a result of the increasing international focus of the Group’s specialist niche businesses. Country risk exposures are managed within a framework approved by the Court annually.

• Settlement risk

Settlement risk arises in any situation where a payment in cash, securities or equities is made in expectation of a corresponding receipt in cash, securities or equities. Daily settlement limits are established for each counterparty to cover the aggregate of all settlement risks arising from the Group’s market transactions on any single day.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

55 RISK MANAGEMENT  (continued)

Credit Risk Measurement

The use of internal credit rating models, which measure the degree of risk inherent in lending to specific counterparties, is central to credit risk management within the Group.

The primary model measures used to assess credit risk are:

1.	Probability of Default (PD): the probability of a given counterparty defaulting on any of its borrowings from the Group;

2.	Loss Given Default (LGD): the loss incurred on a specific transaction should the borrower default, expressed as a percentage of Exposure at Default (see below);

3.	Exposure at Default (EAD): the exposure the Group has to a defaulting borrower at time of default; and

4.	Maturity (M): the contractual or estimated time period until an exposure is fully repaid or cancelled.

These measures are fully embedded in, and form an essential component of, the Group’s daily and strategic credit risk management and credit pricing.

Where appropriate, an independent unit validates internal credit risk models from a performance and compliance perspective annually. This unit reports to the RMC.

Risk modelling is also applied at a portfolio level in the Group’s credit businesses to guide economic capital allocation and strategic portfolio management.

The measures to calculate credit risk referred to above are used to calculate expected loss. A different basis is, however, used to derive the amount of incurred credit losses for financial reporting purposes. For financial reporting purposes, impairment allowances are recognised only with respect to losses that have been incurred at the balance sheet date based on objective evidence of impairment. This alternative basis of measurement means that the amount of incurred credit losses shown in the financial statements differs from expected loss.

Credit Risk Mitigation

An assessment of the borrower’s ability to service and repay the proposed level of debt is undertaken for credit requests and is a key element in the Group’s approach to mitigating risk. In addition, the Group mitigates credit risk through the adoption of both proactive preventative measures, (e.g. controls and limits) and the development and implementation of strategies to assess and reduce the impact of particular risks, should these materialise (e.g. hedging, securitisation and collateralisation).

• Controls and limits

Currently the Group imposes risk control limits and guide points to mitigate significant concentration risk. These limits and guidepoints are informed by the Group’s loss tolerance guidepoints and are set in the context of the Group’s risk strategy and risk appetite.

The GRPC approves country maximum exposure limits annually based on internal country risk rating models supported by external ratings.

Bank maximum exposure limits are also approved annually by the GRPC for each rating category based on credit risk modelling techniques combined with expert judgement.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

55 RISK MANAGEMENT  (continued)

• Risk transfer and financing strategies

The objective of risk mitigation/transfer is to limit the risk impact to acceptable (quantitative and qualitative) levels and protect Group income streams. The Group uses appropriate risk transfer and financing strategies to protect against risk concentrations that might arise from its business activities.

Where the risk review process indicates the possible emergence of undue risk concentrations, the GCRO will explore and recommend appropriate risk transfer and mitigation options to the PRC. These options may include hedging strategies and securitisation programmes.

The Group currently makes very limited use of hedging strategies or credit derivatives for risk mitigation purposes. A number of securitisation transactions for residential mortgages and a small collateralised debt obligation (CDO) vehicle for leveraged loans have been undertaken. While there are some risk transfer characteristics inherent in the structures, the primary purpose of these initiatives was for regulatory capital and liquidity management.

• Collateral

Credit risk mitigation includes the requirement to obtain collateral, depending on the nature of the product and local market practice, as set out in the Group’s policies and procedures. The nature and level of security required depends on a number of factors, including but not limited to the amount of the exposure, the type of facility provided, the term of the facility, the amount of the borrower’s own cash input and an evaluation of the level of risk or probability of default.

A variety of types of collateral are accepted including property, securities, cash, guarantees and insurance, grouped broadly as follows:

•	Financial collateral (lien over deposits, shares, etc.)

•	Residential and commercial real estate

•	Physical collateral (plant & machinery, etc.)

•	Other collateral (debtors, guarantees, insurance, etc.)

The Group’s requirements around completion, valuation and management requirements for collateral are set out in appropriate Group or business unit policies and procedures.

As operationally impracticable, the Group has availed of the option under IFRS 7 not to disclose the fair value of collateral held against past due or impaired financial assets.

• Master netting arrangements

The Group reduces its exposure to credit losses by entering into master netting arrangements with counterparties with which it undertakes a significant volume of transactions. Master netting arrangements do not generally result in an offset of balance sheet assets and liabilities, as transactions are usually settled on a gross basis. However, the credit risk associated with favourable contracts is reduced by a master netting arrangement, to the extent that, if a default occurs, all amounts with the counterparty are terminated and settled on a net basis.

• Credit risk avoidance

The Group chooses not to assume certain types of credit risk exposure by not operating in particular markets, avoiding particular business activities and / or not selling particular products and services.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

55 RISK MANAGEMENT  (continued)

Loan Loss Provisioning

The Group’s impairment provisioning methodologies are compliant with International Financial Reporting Standards (IFRS). International Accounting Standard (IAS) 39 requires that an incurred loss approach be taken to impairment provisioning.

All credit exposures, either individually or collectively, are regularly reviewed for objective evidence of impairment; where such evidence of impairment exists, the exposure is measured for an impairment provision. The criteria used to determine that there is objective evidence of impairment include:

•	Delinquency in contractual payments of principal or interest;

•	Cash flow difficulties;

•	Breach of loan covenants or conditions;

•	Deterioration of the borrower’s competitive position;

•	Deterioration in the value of collateral;

•	External rating downgrade below acceptable level; and

•	Initiation of bankruptcy proceedings

Specific provisions are created where a shortfall is expected between the amount of the Group’s exposure and the likely recoverable amount. The recoverable amount is calculated by discounting the value of expected future cash flows by the exposure’s original effective interest rate.

Impairment provisions are also recognised for losses not specifically identified but which, experience and observable data indicate, are present in the portfolio at the date of assessment. These are described as Incurred but not Reported (IBNR) provisions. Statistical models are used to determine the appropriate level of IBNR provisions. These models are regularly reviewed, and revised where necessary.

All business units review and confirm the appropriateness of their provisioning methodologies and the adequacy of their impairment provisions on a half yearly basis and their conclusions are reviewed by Group Credit and the GRPC.

Market Risk

Definition

Market risk is the risk of loss in Group income or net worth arising from potential adverse change in interest rates, exchange rates or other market prices.

How Market Risk Arises

• Market risk arising from customer and wholesale banking business

Market risk arises in customer facing banking units mainly on the asset side of the balance sheet through fixed rate lending. At March 31, 2008 the Group had €14 billion of fixed rate lending in euros and €29 billion equivalent in Sterling (March 31 2007: €11 billion and €27 billion respectively), the major part of which was mortgage lending that is fixed for periods of between 1 and 3 years. These books are hedged by way of maturity matched funding from Bank of Ireland Global Markets (BoIGM). This exposure is, in turn, substantially eliminated by BoIGM with external markets.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

55 RISK MANAGEMENT  (continued)

The Group’s wholesale banking activity encompasses funding, debt issuance and the maintenance of a prudent stock of liquid assets. The interest rate risk which arises from wholesale activity is managed using a range of instruments (mainly derivative), including swaps and futures.

• Discretionary market risk

BoIGM is the sole Group business permitted to take discretionary market risk on behalf of the Group. Discretionary risk is taken in both the Trading and Banking Books in BoIGM. Positions are allocated to the Trading Book in line with the criterion of intent to trade as set out in the EU’s Capital Requirements Directive and are marked to market for financial reporting purposes. Trading Book positions arise in the main from derivative and foreign exchange transactions executed with customers or through the proactive assumption of trading positions in these instruments and markets (pure proprietary trading).

Discretionary risk is also taken in the Banking Book in BoIGM. Banking Book risk positions arise from internal hedging transactions which are not fully or immediately eliminated with the market, from wholesale funding in cash and debt markets and from the management of liquidity. While these positions do not arise from an intent to trade, they are actively monitored and exposures can be reduced or eliminated if market conditions warrant.

The major part of the Group’s discretionary risk is interest rate risk in the euro, Sterling and US dollar markets, assumed in money markets, securities, money and bond futures, swaps and option on futures. The Group’s foreign exchange risk is mainly taken in US dollar/euro, US dollar/Yen and euro/Sterling exchange rates.

• Structural market risk

Structural interest rate risk arises from the existence of non-interest bearing assets and liabilities on the balance sheet and structural foreign exchange risk arises from the Group’s net investment in its non-euro based subsidiaries. The measurement and management of structural market risk is discussed separately below.

Market Risk Management

The management of market risk in the Group is governed by high level principles approved by the Court and a detailed statement of policy approved by the GRPC. It is a requirement of policy that market risk (both interest rate risk and currency risk) which arises from customer business in the Group’s retail, mortgage, corporate banking and specialist finance businesses is transferred, by way of internal hedging arrangements, to BoIGM.

Discretionary market risk is subject to strict controls which set out the markets and instruments in which risk can be assumed, the types of positions which can be taken and the limits which must be complied with.

The Court of Directors approves an overall Value at Risk (VaR) limit, which is a quantification of the Group’s appetite for discretionary market risk. VaR is discussed below. ALCO approves VaR limits for BoIGM, including limits for interest rate, foreign exchange (fx) and credit spread VaR. Market risk limits are rigorously enforced and compliance is monitored by ALCO.

Market Risk Measurement

• Bank of Ireland Global Markets

The Group employs a VaR approach to measure, and set limits on, discretionary market risk in BoIGM. This applies to both the Trading and Banking Books. VaR is an estimate of the potential mark to market loss on a set of exposures over a specified time horizon at a defined level of statistical confidence. VaR is measured using a variance covariance matrix approach. Matrices are updated weekly using the Exponentially Weighted Moving Average (EWMA) methodology. This widely used approach gives greater weight to more recent data and, as a consequence, estimates of VaR are more responsive to changes in market conditions.

Management recognises that VaR is subject to certain inherent limitations. The past will not always be a reliable guide to the future and the statistical assumptions employed may understate the probability of large moves.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

55 RISK MANAGEMENT  (continued)

For these reasons, VaR limits are supplemented by a range of controls that includes position limits and loss tolerances. In addition, scenario based stress tests and long run historic simulations, which measure the effect of past periods of market stress (going back to the early 1990s) on current positions, are used to assess and manage discretionary market risk.

The Group measures VaR for a 1 day horizon at the 99% level of statistical confidence. This means that, for a given set of market risk positions on a given day, the Group believes there is no more than a 1% chance of a gain or loss in excess of the VaR number over the following day. In the course of the year ended March 31 2008, the Group changed the basis of its VaR measurement from a 95% to a 99% level of statistical confidence. This was intended to bring market risk measurement into line with representative practice in the Industry.

The Group’s peak, average and end of year 1 day Trading Book VaR in the year ended March 31, 2008 is summarised in the following table:

	Year Ended	Year Ended
	March 31, 2008	March 31, 2007
	€m	€m

Interest Rate VaR
Peak	5.2	4.0
Average	2.3	2.0
End Year	2.7	1.7
Fx VaR
Peak	1.8	1.5
Average	1.0	0.8
End Year	1.9	0.7

• Consolidated banking book risk

The Group measures the interest rate risk in its consolidated Banking Book (or non-trading book) by calculating the impact on net interest income of a 1% straight line increase and decrease in short dated interest rates over a period of a year (i.e. 8.3bps per month). This captures the combined effect of changes in interest rates on Banking Book exposures in BoIGM, the maturity and reinvestment of assets held to manage structural interest rate risk and minor frictional risks in business units where market risk is managed at an overall balance sheet level. The 1% change assumes that net asset or liability positions are rolled over from month to month, all spread (basis) relationships remain constant and all assets and liabilities reprice in line with the change in market rates. By convention, the net interest income simulation also assumes no intervention to mitigate the risk arising on these exposures as interest rates change which, although these are not trading positions, would be unrealistic in some circumstances.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

55 RISK MANAGEMENT  (continued)

The impact on net interest income of a 1% straight line increase and decrease in euro and Sterling interest rates, applied to positions at March 31, 2008, is shown in the following table:

	Year Ended	Year Ended
	March 31, 2008	March 31, 2007
	€m	€m

Euro
1% increase	(1.9)	1.1
1% decrease	1.5	(1.3)

GBP
1% increase	(13.9)	10.4
1% decrease	6.3	(12.4)

The sensitivities to interest rate increases and decreases will not necessarily be symmetric to the extent that the yield curve is not flat and is already discounting an increase or decrease in short term rates.

Financial Assets Available For Sale

At March 31, 2008, the Group held €29.3 billion in debt securities classified as Available for Sale Financial Assets (March 31 2007: €33.4 billion). These securities are held at fair value on the balance sheet and accrual accounted in the income statement. This accounting practice can give rise to a credit or debit to reserves.

Within the total of €29.3 billion, fixed rate government securities amounted to €1.8 billion and the balance consisted of floating rate paper, predominantly bank senior debt and a relatively smaller holding of corporate securities. A 1bp increase in the average yield on the government securities book at March 31 2008 would have reduced its value by €0.5 million (March 31 2007: €2.0 million). A 1bp increase in the average spread to Euribor or Libor of the floating rate book at March 31 2008 would have reduced its value by €6.9 million (March 31, 2007: €6.9 million).

Derivatives

A derivative is a financial contract whose value is linked to movements in interest rates, exchange rates, equity or commodity prices or, more generally, to any objectively measured variable agreed between the parties. Derivative markets are an efficient mechanism for the transfer of risk and risk mitigation. The Group uses derivatives to manage the market risks that arise naturally in its retail and wholesale banking activities. In addition, it transacts in derivatives with its business and corporate clients for the purpose of assisting these clients in managing their exposure to changes in interest and foreign exchange rates. Finally, the Group takes discretionary market risk in derivative markets.

The Group also uses credit derivatives, on a very limited basis, within its Trading Book to take exposure to specific and general credit spread movements and in its Banking Book to provide default protection on specific credit exposures.

Further details can be found in note 16 and the accounting policy is set out on pages F-17 and F-18.

• Policy

The Group’s participation in derivatives markets is subject to policy approved by the Court of Directors and, at a more detailed level, by the GRPC. The Group makes a clear distinction between derivatives which must be transacted on a perfectly hedged basis, and those whose risks can be managed within broader interest rate or foreign exchange books. Since these broader books can be structured to assume some degree of discretionary risk,

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

55 RISK MANAGEMENT  (continued)

derivative positions held within them will not necessarily be exactly hedged. Market risk can only be assumed in clearly defined categories of derivative which are traded in well established, liquid markets, supported by industry standard conventions and documentation and valued in accordance with generally accepted methods. Positions can only be taken in instruments which the business can settle, administer and value, and where the risks can be accurately measured and reflected within exposure against limits.

BoIGM is permitted to take discretionary risk in derivatives, such as interest rate futures, bond futures, forward rate agreements, interest rate swaps, credit derivatives, forward foreign exchange and currency swaps. In addition, it is permitted to take exposure in the most widely traded option markets, principally options on futures, caps, floors, swap options (swaptions) and conventional currency options. Transactions in more complex derivatives are typically on a perfectly matched back to back basis. This category consists predominantly of equity index derivatives, used for the purposes of constructing retail savings products whose performance is linked to equity markets.

• Collateral agreements

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

Structural Market Risk

Structural interest rate risk arises from the existence of non-interest bearing assets and liabilities on the Group’s balance sheet. These consist mainly of non-interest bearing current accounts plus equity less fixed assets. If these net liabilities were used to fund floating rate assets, the Group’s earnings would fully reflect any variation in interest rates from one reporting period to the next. It is Group policy to invest the major part of these net liabilities in a passively managed portfolio of fixed rate assets with an average life of 4 years and a maximum life of 7 years. This portfolio consists of swaps, fixed rate loans and government bonds and is continuously reinvested to maintain approximately a 4 year average life.

At March 31 2008, the volume of net liabilities subject to this investment convention was €11.1 billion in euro and €4.4 billion equivalent in sterling (March 31 2007 €10.2 billion and €5 billion respectively).

Structural foreign exchange (fx) risk is defined as the Group’s non trading net asset position in non-euro currencies. Structural fx risk arises substantially from the Group’s net investment in its sterling based subsidiaries. A structural open position in a particular currency can also be considered to be a measure of that part of the Group’s capital which is denominated in that currency. In considering the most appropriate structural fx position, the Group takes account of the currency composition of its risk weighted assets and the desirability of maintaining a similar

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

55 RISK MANAGEMENT  (continued)

currency distribution of capital. This is designed to ensure that capital ratios have a low sensitivity to changes in exchange rates. At March 31 2008, the Group’s structural fx position was as follows:

	March 31,	March 31,
	2008	2007
	€m	€m

Sterling — net assets	3,693	3,980
US dollar — net assets	280	256

Total structural fx position	3,973	4,236

A 10% depreciation of the euro against Sterling and the US dollar at March 31, 2008 would have resulted in a gain taken to reserves of €397 million (March 31, 2007: gain of €424 million)

Market Risk in Bank of Ireland Life

Market risk in the Group’s life business arises in two areas — non-linked life assurance business and the value in force (VIF) asset on unit linked insurance contracts. For non-linked life assurance business, market risk arises to the extent that the expected duration of cash flows on the liability side differs from the duration of the matching fixed interest assets. The expected duration of the liabilities is derived from a projection of contractual cash flows based on prudent estimates of mortality, morbidity and voluntary terminations. BoI Life pursues a policy of close asset/liability matching and any difference in the mean duration of assets and liabilities is minimised by buying and selling euro fixed interest government securities. No corporate bonds or equities are held.

At March 31 2008, the sensitivity of the non-linked portfolio to a 50bps parallel shift in the yield curve was as follows:

	March 31,	March 31,
	2008	2007
	€m	€m

50bps increase	(0.1)	(1.1)
50bps decrease	(0.6)	(1.6)

BoI Life does not bear equity risk directly; this is borne by the unit linked policyholders. However, the VIF asset on unit linked insurance contracts is indirectly affected because the management fees the company receives are related to the value of assets under management. A 5% fall in equity and property markets, applied to the book at March 31, 2008 would reduce earnings by €9 million (March 31, 2007: a reduction of €8 million for the same percentage decline).

Similarly, the company bears indirect exposure to changes in exchange rates through management fees earned on non-euro unit linked funds under management. A 5% increase in the euro against all other currencies midway through the year would reduce earnings by €5 million (March 31, 2007: a reduction of €4 million for the same percentage decline).

More details of the VIF asset are included in the life assurance business note to the financial statements. See note 53 on page F-102.

Liquidity Risk

Definition

Liquidity risk is the risk that the Group will experience difficulty in financing its assets and meeting its contractual payment obligations, or will only be able to do so at an unacceptable cost.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

55 RISK MANAGEMENT  (continued)

How Liquidity Risk Arises

Liquidity distress is almost invariably associated with a severe deterioration in financial performance, but it can also result from unexpected adverse events or systemic difficulties. The Group has in place a risk management framework to manage liquidity risk.

The Group’s contractual financial liabilities are reported in note 43 to the financial statements, as required by IFRS 7.

Liquidity Risk Management

The Group’s exposure to liquidity risk is governed by policy approved by the Court and the GRPC. The operation of this policy is delegated to ALCO. Group Asset and Liability Management, on behalf of ALCO, is responsible for monitoring the liquidity risk of the Group and for the development and monitoring of liquidity policy. BoIGM are responsible for the day to day management of the Group’s liquidity position.

In addition to our internal liquidity risk management processes, the Group complies with the requirements of the Irish Financial Regulator in respect of liquidity management and with the requirements of local regulators in those jurisdictions in which the liquidity requirements apply to the Group.

Liquidity management within the Group consists of two main activities. The first is tactical liquidity management by monitoring current and expected future cash flows to ensure that the Group’s liquidity needs can be met. This is achieved by taking into account the Group’s access to unsecured funding (customer deposits and wholesale funding) and the liquidity characteristics of a portfolio of highly marketable assets that can be easily liquidated as protection against any unforeseen interruption to the Group’s cash flow. The second set of activities is strategic in nature and is focused on assessing the maturity profile of assets and liabilities on the balance sheet and the Group’s debt issuance strategy.

Liquidity Risk Measurement

The Group’s cash flow and liquidity reporting processes provide daily liquidity risk information by designated cash flow categories to management. These processes capture the cash flows from both balance sheet and off balance sheet transactions. In respect of specific products such as customer deposits, mortgage repayments and off balance sheet commitments, the Group applies behavioural adjustments to reflect the Group’s experience of these cash flows based on historical trends. The Court has set a coverage limit for the Group’s net outflows in the 0 to one month period; ALCO has established subsidiary controls.

The marketable assets portfolio represents those securities that can be used to raise liquidity via secured funding transactions. This portfolio is comprised of bank paper, government debt and asset backed securities. The liquidity value of securities is calculated at market value less a margin. In addition the Group has the ability to access secured funding through the tendering operations of central banks.

• Stress testing and scenario analysis

The Group performs stress testing and scenario analysis to evaluate the impact of stresses on its liquidity position. These stress tests are at both a Group specific and systemic risk level. The stress tests are run at three levels of moderate, serious and severe. The results of the stresses are compared to the tactical actions which the Group can take in such circumstances to correct the position and bring it back in order. Such actions range from selling assets, switching from unsecured to secured funding and adjusting the price the Group would pay for liabilities. The result of the stress testing is reported at regular intervals to the GRPC and the Court.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

55 RISK MANAGEMENT  (continued)

Liquidity Risk Mitigation

• Funding diversification

The Group’s strategy is to diversify its funding profile by investor types, regions, instruments and currency of activity. The Group’s core funding resources such as its retail and corporate deposit base as well as its long term capital markets funding form the core of its liability profile. Institutional investors and interbank funding are also important sources of funding.

	March 31, 2008		March 31, 2007
Balance Sheet Funding	€ billion	%	€ billion	%

Deposits by banks	14	8	21	12
CP/CD’s	27	15	21	12
Securitisations	8	4	11	6
Senior Debt/ACS	26	14	27	16

Wholesale Funding	75	41	80	46
Customer Deposits	86	47	72	41
Capital/Subordinated Debt	14	8	15	8
Other	10	4	8	5

Total	185	100	175	100

Bank of Ireland operates under the robust Liquidity Regime introduced by the Irish Financial Regulator in July 2007. This regime requires that banks have sufficient payment resources (cash inflows and marketable assets) to cover 100% of expected cash outflows in the 0 to 8 day time horizon and 90% of expected cash outflows in the 8 to one month time horizon. The Group continues to maintain a significant liquidity buffer in excess of these requirements. The Group also has in place a liquidity contingency plan which can be activated should the need arise.

Life Insurance Risk

Definition

Life insurance risk is the volatility in the amount and timing of claims caused by unexpected changes in mortality, morbidity and longevity. Mortality risk is the risk of deviations in timing and amounts of cash flows (premiums and benefits) due to the incidence or non-incidence of death. Longevity risk is the risk of such deviations due to increasing life expectancy trends among policy holders and pensioners, resulting in payout ratios higher than what the company originally accounted for. Morbidity risk is the risk of deviations in timing and amount of cash flows (such as claims) due to the incident or non-incident of disability and sickness.

Life Insurance Risk Management

Life insurance risk is taken and managed by Bank of Ireland Life (BoI Life), a wholly owned subsidiary of the Group. The BoI Life Reinsurance Committee reviews the reinsurance arrangements at least annually and reports to the Audit Committee of BoI Life’s Board on this review. This includes a review of the panel of reinsurers that may be used and the optimal structure of its reinsurance arrangements. The Reinsurance Committee is comprised of senior members of the management team with actuarial and underwriting expertise.

Life Insurance Risk Measurement

The amount at risk on each life assurance policy is the difference between the sum assured and the reserve held. BoI Life calculates this amount for the total portfolio on a quarterly basis. Risk experience is monitored quarterly.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

55 RISK MANAGEMENT  (continued)

Actual claims experience is compared to the underlying risk assumptions, and risk profits and losses are reported to senior management and reflected in new business pricing and new product design.

Life insurance risk is included in the Quarterly Risk Report presented to the GRPC and the Court by the GCRO. The report details a number of insurance risk measures, including actual claims experience and other early warning indicators, with a comprehensive range of follow up actions depending on the status of each indicator.

Life Insurance Risk Mitigation

BoI Life mitigates the potential impact of insurance risk through the use of reinsurance.

56 CAPITAL MANAGEMENT

Capital management objectives and policies

The objectives of the Group’s capital management policy are to:

•	Align capital management to the Group’s strategy;

•	Meet the requirements of equity and debt investors;

•	Achieve the optimal mix of capital to meet the Group’s regulatory requirements and rating ambitions; and

•	Manage capital in aggregate and at business level, ensuring that capital is only invested in businesses which deliver adequate returns.

It is the Group’s policy to maintain a strong capital base, to seek to expand this where appropriate and to utilise it efficiently in the Group’s development as a diversified international financial services group. Long term debt, undated capital notes, preferred securities and preference stock are raised in various currencies in order to align the composition of capital and risk weighted assets. The Group’s capital includes the Group’s equity stockholders’ funds together with perpetual and dated subordinated securities with appropriate regulatory adjustments and deductions applied.

The Group in managing its capital uses as the basis for its capital management the capital adequacy requirements set by the Financial Regulator in Ireland which reflect the requirements as set out in the EU Capital Requirements Directive and its preceding directives. These requirements set a floor under which capital levels must not fall. The Group seeks to maintain sufficient capital to ensure that even under stressed conditions these requirements are not breached.

The Group also looks at other methodologies of capital measurement including the capital definitions set out by rating agencies. It also calculates economic capital based on its own internal models.

How the capital management objectives are met

The Group meets its objectives in terms of capital management through the holding of capital ratios above the minimum levels set by the Financial Regulator. The Group stress tests the capital held to ensure that under stressed conditions that it continues to comply with regulatory minima ratios. It also seeks to minimise refinancing risk by managing the maturity profile of non-equity capital. In addition the currency mix of capital is managed to ensure that the sensitivity of capital ratios to currency movements is minimised. Capital strategy is integrated into the overall strategy of the Group reflecting its importance as a key enabler.

The Group has a portfolio approach to its businesses to ensure that optimum returns are targeted and earned with a focus on ensuring growth in value enhancing activities. New lending activity and transactions are subject to RAROC return criteria.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

56 CAPITAL MANAGEMENT  (continued)

Capital resources

The following table sets out the Group’s capital resources.

	Year Ended	Year Ended
	March 31, 2008	March 31, 2007
	€m	€m

Stockholders’ funds
Equity (including other equity reserves)	6,477	6,717
Non-cumulative preference stock	7	7
Minority interests — equity	38	34
Undated loan capital	3,209	3,494
Dated loan capital	4,599	4,314

Total capital resources	14,330	14,566

In the year ended March 31, 2008 total Group capital resources decreased by €236 million to €14,330 million following retentions of €1,074 million, other net negative movements in equity of €1,314 million including changes in the cash flow hedge reserve (€247) million, the AFS reserve (€386) million, foreign exchange adjustments (€712) million, movement in the defined benefit pension schemes (€209) million offset by the issue or reissue of capital stock €194 million and other movements of €46 million.

As at March 31 2008, the Group had €3,209 million of undated loan capital and €4,599 million of dated loan capital (including fair value adjustments), a total of €7,808 million in aggregate of subordinated liabilities. Of the dated loan capital €3,832 million is repayable in five or more years. The cost and availability of subordinated debt are influenced by credit ratings. A reduction in the ratings assigned to the Group’s securities could increase financing costs and reduce market access. The credit ratings of Bank of Ireland Group at June 9, 2008 are as follows:

Senior Debt

Moodys	Aa2
Standard & Poors*	A+ (positive outlook)
Fitch	AA−
DBRS	AA

*	On June 30, 2008 this was revised to A+ (stable outlook)

Depending on the degree of subordination, the ratings assigned to loan capital may be one or more notches below the level for senior debt. Credit ratings are not a recommendation to buy, hold or sell any security and each rating should be evaluated independently of every other rating. These ratings are based on current information furnished to the rating agencies by Bank of Ireland and information obtained by the rating agencies from other sources. The ratings are accurate only as of June 9, 2008 and may be changed, superseded or withdrawn as a result of changes in, or unavailability, of such information.

Capital Adequacy Requirements

The Group’s capital management policy has been developed within the supervisory requirements of the Irish Financial Regulator.

The EU Capital Requirements Directive (CRD) which came into force from January 1, 2007 introduced significant amendments to the existing capital adequacy framework. The implementation of the CRD results in a more risk sensitive approach to the derivation of a bank’s capital requirements.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  (Continued)

56 CAPITAL MANAGEMENT  (continued)

The CRD is divided into three sections commonly referred to as Pillars. Pillar 1 introduced the Internal Ratings Based Approach (IRBA) which permits banks to use their own internal rating systems to calculate their capital requirements for credit risk. Use of the IRBA is subject to regulatory approval. Where credit portfolios are not subject to IRBA the calculation of the minimum capital requirements is subject to the Standardised Approach is a more granular approach to the calculation of risk weightings than the Basel I framework.

Under Pillar 2 of the CRD (Supervisory Review) banks undertake an Internal Capital Adequacy Assessment Process (ICAAP) which is then subject to supervisory review.

Pillar 3 of the CRD (Market Discipline) involves the disclosure of a range of qualitative and quantitative information relating to capital and risk. The Group will be disclosing this information in due course.

The CRD also introduced a requirement to calculate capital requirements, and to set capital aside, with respect to operational risk. The Group is also required to set capital aside for market risk.

During the financial year under review all externally imposed capital requirements were complied with.

57 APPROVAL OF 20F

The Court of Directors approved the 20F on July 8, 2008.

BANK OF IRELAND GROUP

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

The Governor and Company of the Bank of Ireland
(Registrant)

Date: July 8, 2008

By:	/s/ Brian Goggin
Name:     Brian Goggin

Title:	Group Chief Executive

By:	/s/ John O’Donovan
Name:     John O’Donovan

Title:	Group Chief Financial Officer