Form 20-F
period 2009-03-31
GOVERNOR & CO OF THE BANK OF IRELAND
filed 2009-05-29
CIK 1022575

As filed with the Securities and Exchange Commission on May 29, 2009
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2009
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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of March 31, 2009:
Ordinary stock (nominal value of €0.64 per unit): 994,107,002
Preference stock (nominal value of €1.27 per unit): 3,026,598
     Preference stock (nominal values of €0.01 per unit): 3,500,000,000
Preference stock (nominal value of Stg£1 per unit): 1,876,090

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
YES  [X]      NO  [  ]
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
YES  [  ]      NO  [  ]

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

FORWARD LOOKING INFORMATION

Certain statements contained in this Annual Report, including any targets, forecasts, projections and descriptions of anticipated cost savings, statements regarding the possible development or possible assumed future results of operations, any statement preceded by, followed by or that includes the words “believes”, “expects”, “aims”, “intends”, “will”, “may”, “anticipates”, “targets”, “estimates”, “plans” or similar expressions or the negatives thereof, and other statements that are not historical facts, are or may constitute forward looking statements (as such term is defined in the US Private Securities Litigation Reform Act of 1995). Examples of forward looking statements include among others, statements regarding the Group’s future financial position, liquidity, income growth, business strategy, projected costs, projected impairment losses, estimates of capital expenditure, and plans and objectives for future operations. Forward looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward looking information is based on information available at the time and / or management’s good faith belief with respect to future events, and is inherently subject to risk and uncertainties that could cause actual performance or results to differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include but are not limited to (i) risks and uncertainties relating to profitability targets, prevailing interest rates, the depth and duration of the recession in the Irish and UK economies, the performance and volatility of the international capital markets, the low levels of activity and valuations in residential and commercial property markets, the expected level of credit defaults, the extent to which the value of securities and other assets held by the Group are impaired due to market or other factors, the Group’s ability to expand certain of its activities, development and implementation of the Group’s strategy and priorities including the ability to achieve estimated cost reductions, competition, the Group’s ability to address information technology issues, regulatory developments and the availability and costs of funding sources particularly in light of developments in international credit markets during the past year; and (ii) other risks and uncertainties detailed in this Annual Report, including under Item 3 “Key Information — Risk Factors” and under Item 11 “Quantitative and Qualitative Disclosures about Market Risk”. The Group does not undertake to release publicly any revision or update to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. If we do update one or more forward looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward looking statements.

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

References to “dollars”, “US$”, “$” or “¢” are to US currency, and references to “Stg£”, “GBP£” and “pounds sterling” are to UK currency. Amounts in dollars, unless otherwise stated, for the current financial (fiscal) year have been translated from euro at the rate prevailing on March 31, 2009 as shown below under “Exchange Rates”. This rate should not be construed as a representation that the euro amounts actually denote such dollar amounts or have been, could have been, or could be converted into dollars at the rate indicated.

EXCHANGE RATES

As a significant portion of the assets, liabilities, income and expenses of the Group is denominated in currencies other than euro, fluctuations in the value of the euro relative to other currencies have had an effect on the euro value of assets and liabilities denominated in such currencies as well as on the Group’s results of operations. The principal foreign currencies affecting the Group’s financial statements are sterling and the dollar. At May 18, 2009, the spot rate was US$1.3503 = €1.00.

The following table sets forth, for the dates or periods indicated, the spot or Noon Buying Rate in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) and the rates used by the Group in the preparation of its consolidated financial statements, which are sourced from the European Central Bank (“ECB”):

	Year ended March 31,
	2009	2008	2007	2006	2005
	(dollars per €)

Euro/dollar rates:
March 31	1.3261	1.5805	1.3374	1.2139	1.2969
Average(1)	1.4103	1.4316	1.2943	1.2163	1.2653
High	1.6010	1.5805	1.3374	1.3093	1.3625
Low	1.2446	1.3295	1.2091	1.1667	1.1801
March 31 rate used by the Group(2)	1.3308	1.5812	1.3318	1.2104	1.2964
Average rate used by the Group(2)	1.4321	1.4328	1.2912	1.2126	1.2647

The highest spot or noon buying rate for each of the last six months was: April 2009: 1.3458, March 2009: 1.3730, February 2009: 1.3064, January 2009: 1.3946, December 2008: 1.4358, November 2008: 1.3039.

The lowest spot or noon buying rate for each of the last six months was: April 2009: 1.2903, March 2009: 1.2549, February 2009: 1.2547, January 2009: 1.2804, December 2008: 1.2634, November 2008: 1.2525.

	Year ended March 31,
	2009	2008	2007	2006	2005
	(Stg£ per €)

Euro/sterling rates:
March 31 rate used by the Group(2)	0.9308	0.7958	0.6798	0.6964	0.6885
Average rate used by the Group(2)	0.8333	0.7116	0.6783	0.6826	0.6834

(1) The average of the spot or Noon Buying Rates on the last day of each month during the Group’s financial year.

(2) The rates used by the Group in the preparation of its consolidated financial statements.

PART 1

Item 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT & ADVISORS

Not applicable.

Item 2	OFFER STATISTICS & EXPECTED TIMETABLE

Not applicable.

Item 3	KEY INFORMATION

SELECTED FINANCIAL DATA

The following tables present selected consolidated financial data which have been derived from the audited consolidated financial statements of the Group. Tables 1 and 2 detail financial data under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the years ended March 31, 2009, 2008, 2007, 2006 and 2005.

The consolidated financial statements of the Group have been prepared in accordance with IFRS as issued by the IASB for the years ended March 31, 2009, 2008, 2007, 2006 and 2005 (except for the application of IAS 32, IAS 39 and IFRS 4 which became effective on April 1, 2005). The EU adopted version of IAS 39 currently relaxes some of the hedge accounting rules in IAS 39 ‘Financial Instruments — Recognition and Measurement’. The Group has not availed of this, hence these financial statements comply with both IFRS as adopted by the EU and IFRS as issued by the IASB.

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

SELECTED CONSOLIDATED FINANCIAL DATA

Table 1

		For the Financial Year Ended March 31,
	2009(1)	2009	2008	2007	2006	2005
	US$m	(in € millions, except per unit
		amounts and percentages)

Income Statement Data
Amounts in accordance with IFRS:
Interest income	13,121	9,717	10,397	8,137	5,954	4,263
Interest expense	(8,165)	(6,047)	(7,134)	(5,380)	(3,647)	(2,332)

Net interest income	4,956	3,670	3,263	2,757	2,307	1,931
Insurance net premium income	1,443	1,069	1,940	2,188	1,298	1,791
Fees and commissions income	968	717	816	898	912	1,163
Fees and commissions expense	(313)	(232)	(150)	(160)	(170)	(263)
Net trading expense	(415)	(307)	(246)	(70)	30	66
Life assurance investment income and (losses)/gains	(2,120)	(1,570)	(826)	247	599	672
Other operating income	99	73	238	199	116	98

Total Operating Income	4,618	3,420	5,035	6,059	5,092	5,458
Insurance contract liabilities and claims paid	725	537	(798)	(2,213)	(1,666)	(2,222)

Total Operating Income, net of Insurance Claims	5,343	3,957	4,237	3,846	3,426	3,236
Other Operating expenses	(2,842)	(2,105)	(2,157)	(2,159)	(2,020)	(2,051)
Impairment of goodwill and other intangible assets	(410)	(304)	—	—	—	—

Operating profit before impairment charges on financial assets	2,091	1,548	2,080	1,687	1,406	1,185
Impairment charges on financial assets	(2,043)	(1,513)	(232)	(103)	(103)	21

Operating profit	48	35	1,848	1,584	1,303	1,206
Share of (loss)/profit of associated undertakings and joint ventures (after tax)	(57)	(42)	46	44	45	30
Profit on disposal of business activities	—	—	—	243	176	11
Profit on sale of property	—	—	39	87	—	—

(Loss)/profit before taxation	(9)	(7)	1,933	1,958	1,524	1,247
Taxation	55	41	(229)	(306)	(303)	(256)

Profit for the year	46	34	1,704	1,652	1,221	991

Attributable to minority interests	(47)	(35)	5	1	(9)	(1)
Attributable to stockholders	93	69	1,699	1,651	1,230	992

Profit for the year	46	34	1,704	1,652	1,221	991

Earnings per unit of €0.64 ordinary stock (cent)	8.0c	5.9c	174.6c	172.2c	128.5c	104.4c
Diluted earnings per unit of €0.64 ordinary stock (cent)	8.0c	5.9c	173.9c	171.0c	127.6c	103.6c
Dividends(2)	—	—	63.6c	60.4c	52.5c	45.6c
Number of shares used in EPS calculation (in millions)	988	988	965	950	947	942
Number of shares used in diluted EPS calculation (in millions)	988	988	969	957	954	950

		At March 31,
	2009(1)	2009	2008	2007	2006	2005
	US$m	(in € millions, except per unit amounts and percentages)

Balance Sheet Data
Amounts in accordance with IFRS:
Total assets	262,115	194,116	197,434	188,813	162,212	127,690
Loans and advances to customers (net of impairment for losses on loans and advances)	180,589	133,740	135,738	125,048	101,246	79,836
Loans and advances to banks	10,648	7,886	9,409	7,210	12,188	9,496
Allowance for impairment losses on loans and advances to customers	(2,405)	(1,781)	(596)	(428)	(359)	(319)
Available for sale financial assets	36,266	26,858	29,307	33,449	28,205	—
Debt securities	—	—	—	—	—	22,711
Deposits from banks	38,908	28,814	14,130	20,405	32,312	20,865
Customer accounts	112,236	83,119	86,234	72,277	61,710	60,185
Debt securities in issue	60,943	45,133	60,842	59,523	36,814	21,217
Subordinated liabilities	10,724	7,942	7,808	7,808	6,493	4,086
Minority interests	82	61	38	34	45	135
Capital stock	944	699	664	663	663	663
Stock premium account	5,525	4,092	775	771	767	767
Retained earnings	6,429	4,761	5,670	4,672	3,188	2,334
Other reserves	(3,524)	(2,610)	(400)	905	803	629
Own shares held for the benefit of life assurance policyholders	(122)	(90)	(225)	(287)	(235)	(206)
Stockholders’ equity	9,252	6,852	6,484	6,724	5,186	4,187

Table 2

		2009	2008	2007	2006	2005
		(in Percentages %)

Other Financial Data
Return on average total assets(3)		0.03	0.8	0.9	0.8	0.8
Return on average stockholders’ equity(4)		1.0	24.4	26.9	25.7	22.4
Net interest margin(5)		2.1	1.9	1.8	1.8	2.0
Cost/income ratio(6)		62	50	51	55	63
Impairment losses to total loans(7)		1.3	0.4	0.3	0.4	0.4
Provisions for impairment losses to average total loans(8)		1.0	0.2	0.1	0.1	0.0
Stockholders’ equity to assets(9)		3.5	3.3	3.6	3.2	3.3
Dividend payout ratio(10)		—	36	32	37	41

	2009	2008	2008	2007	2006	2005

Capital(11)	Basel II	Basel II	Basel I	Basel I	Basel I	Basel I
Equity Tier 1 ratio	6.2	5.7	5.3	4.9	4.5	5.2
Tier 1 capital ratio	12.0	8.1	7.6	7.9	7.2	7.6
Total capital ratio	15.2	11.1	10.5	11.5	11.1	10.5

(1)	Translated solely for convenience into dollars at €1.00 = US$1.3503, the Spot Rate on May 18, 2009.

(2)	See Item 8 “Financial Information — Dividend Policy” for details of dividends per unit of ordinary stock in dollars.

(3)	Return on average total assets represents profit attributable to the ordinary stockholders as a percentage of average total assets. The calculation of the average balances for all years includes daily, weekly or monthly averages for certain reporting units. See Item 5 “Operating & Financial Review and Prospects — Average Balance Sheet and Interest Rates”. The Group considers these average balances to be representative of the operations of the Group.

(4)	Return on average stockholders’ equity represents profit attributable to the ordinary stockholders as a percentage of average stockholders’ funds, excluding minority interests.

(5)	Net interest margin represents net interest income as a percentage of average interest earning assets.

(6)	The cost/income ratio is determined by dividing the total expenses including goodwill impairment of the Group by the total income of the Group including income from associated undertakings and joint ventures.

(7)	Impairment losses to total loans is calculated by dividing the impairment provision on loans and advances to customers by total loans and advances to customers

(8)	Provision for impairment losses to average loans is calculated by dividing the annual impairment losses on loans to customers by average loans to customers.

(9)	Stockholders’ equity excludes minority interests.

(10)	Dividend payout ratio is calculated by dividing the annual equity dividends by profit attributable to ordinary stockholders.

(11)	With effect from July 2007 the Irish Financial Regulator issued a requirement that a Prudential Filter be applied to proposed dividends which results in these dividends being deducted from capital when calculating capital ratios. Capital ratios have been restated to reflect that requirement. This has no impact on the calculation of the ratios for the year ended March 31, 2009.

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

Challenging economic environment

The Group’s businesses are subject to inherent risks arising from macroeconomic conditions in the Group’s main markets, particularly conditions in Ireland, the UK and the US. Adverse developments, such as the ongoing deterioration in general economic conditions and in global financial markets, have already adversely affected the Group’s earnings and are likely to continue to affect its results, financial condition and prospects.

The global financial system has been experiencing difficulties since August 2007 and the global financial markets have deteriorated very significantly since September 2008. This has resulted in severe dislocation of financial markets around the world resulting in material declines in the values of nearly all assets classes and unprecedented levels of illiquidity. This has caused the development of substantial problems at a number of large global commercial banks, investment banks and insurance companies, many of which are the Group’s counterparties in the ordinary course of its business. Banks and other lenders have suffered significant losses and have become reluctant to lend due to the increased risk of default and the impact of declining asset values on the value of collateral.

There are growing indications of a deep and prolonged global recession. Despite measures by the European Central Bank and the UK and US Governments to stabilise the financial markets, the volatility and disruption of the capital and credit markets have continued. These conditions have already adversely affected the Group and have exerted downward pressure on stock prices, liquidity and availability of credit for financial institutions, including the Group, and other corporations.

The above described adverse macroeconomic conditions have caused a decline in demand for business products and services and decreases in business and consumer confidence, lower personal expenditure and consumption, increases in debt service burden on both consumers and businesses, and limitations on the general availability and cost of credit. These conditions have affected significantly and will continue to affect the Group’s customers and, by extension, the demand for, and supply of, the Group’s products and services and the Group’s financial condition and results of operations. In addition, higher unemployment, reduced corporate profitability, increased corporate and personal insolvency rates higher and borrowing costs may reduce borrowers’ ability to repay loans and may cause prices of residential and commercial property or other asset prices to fall further, thereby reducing the value of collateral on many of the Group’s loans and significantly increasing write downs and impairment losses.

Liquidity/Funding risk

Liquidity risk is the risk that a bank will be unable to meet its obligations, including deposit withdrawals and funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of enterprise specific factors, including an over reliance on a particular source of funding (including, for example, short term and overnight funding, securitisations and covered bonds), changes in credit ratings or market wide phenomena such as market dislocation and major disasters. Since August 2007, the global economy and the global financial system have been experiencing an ongoing period of significant turbulence and uncertainty. Credit markets worldwide have experienced and continue to experience a severe reduction in the level of liquidity and quantum of term funding available in the wholesale markets. The terms on which such funding is available has become more onerous and expensive. Counterparty risk (including the perception of such risk) between banks has also increased significantly following the collapse of Lehmans in mid September 2008.

The Group’s liquidity management aims to focus on maintaining a diverse and appropriate funding strategy for its operations, controlling the mismatch of maturities and carefully monitoring its undrawn commitments and contingent liabilities. Whilst the Group has remained in compliance with all external liquidity limits and ratios, the dislocation in the wholesale markets has impacted the pricing and availability of liquidity and term funds for the

Group, as it has with most other financial institutions. This market dislocation has led to the introduction of a range of government guarantee schemes in a number of markets including Ireland. Should the dislocation persist or worsen, the price of liquidity may rise and liquidity may be further constrained.

Like many banks, the Group relies on customer deposits to meet a considerable portion of its funding requirements. The Group’s lending activities depend on the availability of customer deposits on appropriate terms, for which there is increasing competition. This reliance has increased in the recent past given the difficulties in accessing wholesale funding. Any material decrease in the Group’s deposits could have a negative impact on the Group’s liquidity. The availability of commercial deposits is often dependent on credit ratings and any further downgrade could limit the Group’s liquidity and therefore increase liquidity risk. The ongoing availability of these deposits is also subject to fluctuations due to certain factors outside the Group’s control, such as a loss of confidence of depositors in the economy in general and the financial services industry specifically, competitive pressures, general economic conditions and the availability and extent of deposit guarantees. These factors could lead to a reduction in the Group’s ability to access customer deposit funding on appropriate terms or within a short period of time in the future, and to sustained outflows all of which would impact on the Group’s ability to meet its liquidity requirements.

In addition to the continuing lack of liquidity and high cost of funds in the interbank lending market, which are unprecedented in recent history, the Group is and will continue to be subject to the risk of deterioration of the commercial soundness or perceived soundness of other financial services institutions within and outside the main markets in which the Group operates. Within the banking industry the default of any institution could lead to defaults by other institutions. Concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of their credit, trading, clearing or other relationships. This risk is sometimes referred to as “systemic risk” and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which the Group interacts on a daily basis, which could have an adverse effect on the Group’s ability to raise new funding and on the Group’s results, financial condition and prospects.

Credit Risk

Risks arising from changes in credit quality and the recoverability of both secured and unsecured loans and amounts due from counterparties are inherent in a wide range of the Group’s businesses. The outlook for the global economy in 2009/10 has significantly deteriorated in the last 12 months. Adverse changes in the credit quality of the Group’s borrowers, counterparties and their guarantors, including sovereigns, or adverse changes arising from a general deterioration in global economic conditions or systemic risks in the financial systems have reduced, and are expected to continue to reduce, the recoverability and value of the Group’s assets and have increased, and are expected to continue to increase, the quantum of impaired loans and impairment charges. Furthermore, the Group’s performance may be affected by future recovery rates on assets, which may continue to deteriorate in line with a deteriorating economy. Additionally, historical assumptions underlying asset recovery rates may no longer be accurate given the unprecedented market disruption.

The Group has exposures to a range of customers in different sectors, including exposures to investors in and developers of commercial and residential property. Property prices have shown significant declines throughout the last year and developers of commercial and residential property are facing particularly challenging market conditions, including substantially lower prices and volumes. Beyond this sector, economic conditions are deteriorating more broadly and this may lead to further declines in values of collateral and investments, weakening consumer and corporate spending, declining corporate profitability and an increase in corporate insolvencies. Residential property prices are declining in Ireland and the UK. Many borrowers in Ireland and the UK borrow on short term fixed or discounted floating rates and when such rates expire, the continued reduced supply and stricter terms of lending, together with the potential for higher borrowing rates, have led and will continue to lead to higher delinquency rates. These developments could have a materially adverse impact on the Group’s ability to recover on these loans or lead to write downs of investments.

The Group has also been exposed to increased counterparty risk as a result of recent financial institution and corporate failures and nationalisations, including recent events in Ireland, and will continue to be exposed to the risk of loss if counterparty financial institutions or other corporate borrowers fail or are otherwise unable to meet their obligations.

Capital

Effective management of the Group’s capital is critical to its ability to operate its businesses, to grow organically and to pursue its strategy. The Group’s business and financial condition could be affected if it is not able to manage its capital effectively or if the amount of capital is insufficient due to a materially worse than expected financial performance including, for example, reductions in profits and retained earnings as a result of write downs or otherwise, increases in risk weighted assets, delays in the disposal of certain assets as a result of market conditions or otherwise.

Government Guarantee Scheme/Government Recapitalisation

The Group participates in the guarantee scheme for deposits and specified liabilities implemented by the Irish Government pursuant to the Credit Institutions (Financial Support) Act 2008. The financial position of the Group could be impacted by the termination, amendment or cancellation of the scheme or the removal of the Group from the scheme, prior to its termination. The Group’s financial position may also be impacted by changes to the costs of participating in the scheme.

The Irish Government via the National Pensions Reserve Fund Commission invested €3.5 billion in Bank preference stock capital on March 31, 2009.

The terms and conditions of the Government guarantee scheme and recapitalisation place certain restrictions on, and require the Group to submit to a degree of governmental regulation in relation to the operation of the Group’s business. In particular, obligations to reduce risk profile and meet target ratios including, inter alia, specific targets for increased lending capacity to small to medium enterprises and residential mortgages, accept board appointees and controls on acquisitions and dividend payments could limit the Group’s ability to determine independently its corporate strategy or adversely affect the Group’s financial condition.

National Asset Management Agency

On April 7, 2009, the Irish Government announced its intention to establish the National Asset Management Agency (NAMA) to take control of land and development assets of the covered Irish financial institutions. Details on how NAMA will operate and the valuation at which these assets will transfer to NAMA have not been determined. The outcome may adversely affect the Group’s results, financial condition and prospects.

Market Risk

The Group can be exposed to market risks such as changes in interest rates, foreign exchange rates, and bond and equity prices. Changes in interest rate levels and spreads may affect the interest rate margin realised between lending and borrowing rates, the effect of which may be heightened during periods of liquidity stress, such as those experienced in the past year. Changes in currency rates, particularly the euro sterling exchange rate, impact the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the Group’s overseas operations (principally UK Financial Services) and may affect income from foreign exchange dealing. The performance of financial markets may affect the value of the Group’s investment and trading portfolios. While the Group has no direct exposure to equity markets, changes in equity prices may effect the present value of the fee income that is linked to the value of equity assets under management. In addition, the Group’s defined benefit schemes are predominantly invested in equities. Refer to note 38 to the consolidated financial statements for further information on these schemes. While the Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult, particularly in the current environment, to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group’s financial performance and business operations.

Valuation Risk

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

In establishing the value of certain financial instruments that are recorded at fair value, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to changes in market conditions, such as during the current financial crisis. In such circumstances, the Group’s internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex, and the assumptions, judgements and estimates the Group is required to make often relate to matters that are inherently uncertain, such as expected cash flows, the ability of borrowers to service debt, residential and commercial property price appreciation and depreciation, and relative levels of defaults and deficiencies. Such assumptions, judgements and estimates may need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments could have a material adverse effect on the Group’s earnings and financial condition. Also, recent market volatility and illiquidity has challenged the factual bases of certain underlying assumptions and has made it difficult to value certain of the Group’s financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in changes in the fair values of these instruments, which could have a negative effect on the Group’s results or financial condition.

Change of Control

Change of control provisions may be triggered if any party acquires control of the Group, which may lead to adverse consequences for the Group. The government’s preference stock investment has not led to any such provision being incurred. Ordinary stockholders may be at risk of dilution in the event that the Group is required to raise additional capital and that this is not available from ordinary stockholders.

In the current volatile market, there is a risk to ordinary stockholders of increased ownership by the Irish Government and of nationalisation.

Key Staff

The Group’s future success and financial strength depends on its ability to attract, retain and motivate highly skilled and qualified personnel. The loss of the services of key employees could have a negative impact on the Group’s future success and financial strength. Good employee relations are vital to the Group and the success of its business. In the event that the Group is impacted by industrial action or other labour conflicts, this may result in disruption to the Group’s business, loss of customers and increased costs and could have a material and adverse impact on the Group’s future results and financial condition.

Operational Risk

The Group’s businesses are dependent on their ability to process and report accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Operational risks and losses can arise from fraud (internal or external), errors made by employees or by third parties, a failure to obtain proper authorisation for or to properly document transactions, a failure to comply with relevant regulatory rules and regulations (including those arising from anti money laundering and anti terrorism legislation), failures or inadequacies in equipment, systems and controls or natural disasters. Although the Group has implemented risk controls and loss mitigation actions to ensure that key operational risks are managed in a timely and effective manner, there can be no assurance that these controls or actions will be effective in controlling each of the operational risks faced by the Group. Any weakness in these controls or actions could result in an adverse impact on the Group’s results and financial condition.

Pension Risk

The Group maintains a number of defined benefit pension schemes for current and past employees and some of these schemes have a significant deficit as calculated under the relevant accounting rules — International Accounting Standard (IAS) 19. Given the current economic and financial market difficulties and the prospects for them to continue over the short and medium term, the Group may be required to or elect to make additional contributions to the pension schemes. Such contributions could be significant and may have a negative impact on the Group’s financial condition. Trends in pension scheme assets and liabilities which ultimately lead to schemes falling below the statutory minimum funding levels could have an adverse impact on the Group’s capital position.

Taxation Risk

In accordance with accounting rules, the Group has recognised deferred tax assets on losses available to relieve future profits to the extent that it is probable that they will be recovered. The assets are quantified on the basis of current tax legislation and are subject to change in respect of the tax rate or the rules for computing taxable profits and allowable losses. A failure to generate sufficient future taxable profits or changes in tax legislation may reduce the recoverable amount of the deferred tax assets currently recognised in the financial statements.

Life Insurance Risk

The Group’s insurance businesses are subject to inherent risks involving claims. Future claims in the Group’s general and life assurance business may be higher than expected as a result of changing trends in claims experience resulting from causes outside of the Group’s control. These trends could adversely affect the profitability of current and future insurance products and services. The Group reinsures some of the risks it has assumed and is accordingly exposed to the risk of loss should its reinsurers become unable or unwilling to pay claims made by the Group against them.

Reputation Risk

The Group’s operations have inherent reputational risk. Negative public opinion can result from the actual or perceived manner in which the Group conducts its business activities or from actual or perceived practices in the banking industry, such as money laundering or misselling of financial products. Negative public opinion may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors. The Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk.

Legal and Regulatory Risk

The Group operates in a legal and regulatory environment that exposes it to potentially significant litigation and regulatory risks. Disputes and legal proceedings in which the Group may be involved are subject to many uncertainties, and their outcomes are often difficult to predict, particularly in the earlier stages of a case or investigation. Adverse regulatory action or adverse judgements in litigation could result in restrictions or limitations on the Group’s operations or result in a material adverse impact on the Group’s reputation, results of operations or financial condition.

Deposit Compensation Schemes

The Group participates in compensation, contributory or reimbursement schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers. The Group may incur additional costs and liabilities as a result of participation in these schemes, which may negatively impact its financial condition and results of operations.

Item 4	INFORMATION ON THE COMPANY

GENERAL

The Governor and Company of the Bank of Ireland was established as a chartered corporation by an Act of the Irish Parliament of 1781/2 and by a Royal Charter of King George III in 1783. The Bank of Ireland Group is one of the

largest financial services groups in Ireland with total assets of €194 billion at March 31, 2009. The address of the principal executive offices is Lower Baggot Street, Dublin 2 (Telephone +35316615933).

The Group provides an extensive range of banking and other financial services. All of these services are provided by the Group in Ireland, with selected services being offered in the UK and internationally. The Group has a network of retail branches in Ireland and joint ventures in the UK engaged in the provision of consumer financial services. Corporate Banking and Global Markets conduct the Group’s international business with centres in Dublin, London and the US, as well as branches in Paris and Frankfurt, and representative offices in New York and Chicago.

The Group provides fund management services through its Asset Management business. Other subsidiaries include Bank of Ireland Life Holdings plc, a life assurance and pensions company in Ireland, ICS Building Society, a home mortgage business in Ireland, and Bank of Ireland Mortgage Bank (“BoIMB”).

BUSINESS OVERVIEW

The Group provides a broad range of financial services in Ireland to all major sectors of the Irish economy. These include checking and deposit services, overdrafts, term loans, mortgages, business and corporate lending, international asset financing, leasing, instalment credit, debt factoring, foreign exchange facilities, interest and exchange rate hedging instruments, executor, trustee, life assurance and pension and investment fund management, fund administration and custodial services and financial advisory services, including mergers and acquisitions and underwriting. The Group provides services in euro and other currencies. The Group markets and sells its products on a domestic basis through its extensive nationwide distribution network in Ireland, which consisted of 248 full time branches and 1,292 ATMs at March 31, 2009, its direct telephone banking service, direct sales forces and its on line services.

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

Operations in the rest of the world are undertaken by:

•	Corporate Banking, which is engaged in international lending, with offices located in the UK, France, Germany, and the US;

•	Global Markets, which delivers a comprehensive range of risk management products to the Group’s customer base; and

•	Bank of Ireland Asset Management, which provides investment management services to institutions and pension funds in the UK and the US.

CORPORATE STRUCTURE

As at March 31, 2009 the Group organised its businesses into Retail Republic of Ireland, Bank of Ireland Life, Capital Markets, UK Financial Services and Group Centre. The Group’s operations extend geographically throughout Ireland, the UK, Europe and the US. The segmental analysis note, shown in note 1 to the consolidated financial statements includes an analysis of profit contributions by both geographic segments and by business classes. See also Item 5 “Operating & Financial Review and Prospects” for further detail.

On May 26, 2009 the Group announced the creation of a new division, Retail (Ireland & UK). Further information on this is outlined in “Significant Changes” in Item 8.

Retail Republic of Ireland

Retail Republic of Ireland includes all the Group’s branch operations in the Republic of Ireland. The branches offer a wide range of financial products and services in addition to the deposit, lending, checking account and other money transmission services traditionally offered by banks. It also includes Bank of Ireland Mortgage Bank (“BoIMB”), ICS Building Society (“ICS”), Private Banking, instalment credit and leasing business, credit card operations, commercial finance / factoring businesses, the domestic and US foreign exchange operations of First Rate Enterprises and a direct telephone and online banking unit.

As at March 31, 2009, Branch Banking Republic operated 248 full time branches. A full range of banking services is provided to all major sectors of the Irish economy including small and medium sized commercial and industrial companies. Branches provide checking accounts, demand and term deposit accounts, overdrafts, term loans and home loans as well as customary money transmission and foreign exchange services. Also available through branches are credit cards and assurance and investment products, as well as loan and deposit products of other Group businesses.

BoIMB’s principal activities are the issuance of Irish residential mortgages and Mortgage Covered Securities in accordance with the Asset Covered Securities Act, 2001 to 2007. Such loans may be made directly by the Bank or may be purchased from Bank of Ireland and other members of the Group or third parties. As at March 31, 2009, the total amount of principal outstanding in respect of mortgage covered securities issued was €10 billion. At the same date the total value of the mortgage covered pool, including mortgage assets and cash, securing the mortgage covered securities was €12.7 billion.

As a building society, ICS is mainly involved in the collection of deposits and the making of loans secured by residential properties. Its mortgage business is generated principally by referrals from intermediaries. ICS’s deposits are generated by referrals from Bank branches. In addition, ICS operates a mortgage servicing centre which processes the Group’s mortgage portfolio as well as its own.

Bank of Ireland Private Banking provides wealth management solutions to high net worth individuals in Ireland. It offers a complete private banking service utilising an extensive range of investment, fiduciary and banking products.

Bank of Ireland Finance provides instalment credit and leasing facilities. Its products are marketed to the personal, commercial and agricultural sectors by a direct sales force, through the Bank’s branches and by intermediaries such as dealers, brokers, retailers and professionals with whom it has established relationships. Its products include secured instalment credit, leasing and insurance premium finance. It also provides current asset financing through invoice discounting, factoring and stock purchasing.

Card Services is responsible for the Group’s credit card activities in the Republic of Ireland. It provides MasterCard, VISA and American Express cards and is supported by Bank branches in marketing its services.

First Rate Enterprises specialises in the provision of foreign exchange services. In Ireland, it operates mainly through a network of approximately 300 outlets located in hotels, shops and tourist sites. First Rate Enterprises also supplies foreign currency notes and travellers cheques to a number of financial institutions including Bank of Ireland. In North America , Foreign Currency Exchange Corporation provides a broad range of foreign currency related products and services to approximately 40,000 bank branches and a number of hotel chains.

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

Capital Markets

The principal constituents of this division are Corporate Banking, Global Markets, Asset Management Services and IBI Corporate Finance.

Corporate Banking provides integrated relationship banking services to a significant number of the major Irish corporations, financial institutions and multi national corporations operating in or out of Ireland. The range of lending products provided includes, but is not limited to, overdraft and short term loan facilities, term loans, project financing and structured finance. Corporate Banking is also engaged in international lending, with offices located in the UK, France, Germany and the US. Its international lending business includes, but is not limited to, acquisition finance, project finance, term lending and asset based financing, principally in the UK, Continental Europe and the US.

Global Markets is responsible for managing the Group’s interest rate and foreign exchange risks, while also responsible for executing the Group’s liquidity and funding requirements. Global Markets trades in a range of market instruments on behalf of the Group itself and the Group’s customers. The trading activities include, but are not limited to, dealing in foreign exchange spot and forward contracts, options, inter bank deposits and loans, financial futures, bonds, swaps and forward rate agreements and equity tracker products. Global Markets is also represented overseas in the UK and the US.

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

Personal Lending UK provides standard and non-standard residential mortgages.

Business Banking UK operates as both a retail and business bank in Northern Ireland and as a business bank only in the UK. The retail business in Northern Ireland has a branch network and offers deposit, lending, checking account and other money transmission services traditionally offered by banks. The business banking unit provides mainly loan facilities to medium to large corporate clients while also providing international banking, treasury, current asset financing, leasing and electronic banking services. Offshore deposit taking services are offered through the Isle of Man.

Post Office Financial Services sells banking and insurance products directly and through the UK Post Office branch network. The banking products offered include instant access savings accounts and credit cards. The principal insurance products are car, home and life insurance.

First Rate Exchange Services provides personal foreign exchange services through the UK Post Office branch network.

Group Centre

Group Centre mainly includes capital management activities, unallocated support costs and the cost of the Government Guarantee (see note 57 for further details).

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

Acquisitions

The principal acquisitions in the three years to March 31, 2009 were:

Paul Capital Investments LLC

On June 20, 2006 the Group and Paul Capital Partners, a leading US private equity specialist, announced the establishment of a joint venture called Paul Capital Top Tier Investments LLC (subsequently renamed Paul Capital Investments (“PCI”) to provide private equity fund of funds products and advisory services to institutional and other investors worldwide. The Group paid US$25 million in cash for a 50% share in PCI.

Divestitures

The principal capital divestitures in the three years to March 31, 2009 consist of the following:

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

MATERIAL SUBSIDIARIES

The principal group undertakings at March 31, 2009 were:

		Country of	Statutory
Name	Principal activity	incorporation	year end

Bank of Ireland International Finance Limited*ˆ	International asset financing	Ireland	March 31
Bank of Ireland (IOM) Limitedˆ	Retail Banking	Isle of Man	March 31
Bank of Ireland Life Holdings plc*ˆ	Life assurance and pensions	Ireland	December 31
Bank of Ireland Mortgage Bank*	Mortgage lending and issuance of mortgage covered securities	Ireland	March 31
First Rate Enterprise (UK) Limited(1)ˆ	Foreign Exchange	England	March 31
Midasgrange Limited (t/a Post Office Financial Services)(2)ˆ	Foreign Exchange	England	March 31
ICS Building Society*	Mortgage lending and deposit gathering	Ireland	December 31

*	Direct subsidiary of The Governor and Company of the Bank of Ireland.

ˆ	Not a significant subsidiary as defined in the SEC Regulation S-X.

(1)	This is a joint venture with the UK Post Office, with each party owning 50% of the equity of the business.

(2)	This is a joint venture with Post Office Limited in which the Group holders 50.1% of the equity of the business.

All the Group undertakings are included in the consolidated accounts. Except as otherwise indicated, the Group owns 100% of the equity of the principal group undertakings and 100% of the voting shares of all these undertakings and in the case of ICS Building Society, 100% of the investment shares.

DESCRIPTION OF PROPERTY

At March 31, 2009, the Group operated 292 full time retail bank branches of which 248 were in Ireland and 44 in Northern Ireland. There are no full service retail bank branches in Britain. Operations in the rest of the world are undertaken by Corporate Banking through offices located in the UK, France, Germany, Australia and the US, Global Markets through offices located in the UK and the US and Bank of Ireland Asset Management through an office located in the UK. These premises are owned directly by the Group or held under commercial leases. The premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for the Group’s current and anticipated operations. Full details of acquisitions and disposals during the year are given in note 28 to the consolidated financial statements under the heading “Property, Plant and Equipment”.

The Bank of Ireland Group headquarters, located at Lower Baggot Street, Dublin 2, Ireland, comprise a complex of three buildings constructed in the 1970’s having approximately 20,439 square metres (220,000 square feet) of net floor space, which the Bank leases on commercial terms. The Group also occupies approximately 48,310 square metres (520,000 square feet) of net floor space for central functions in Dublin, in addition to the offices and administrative buildings of Bank of Ireland Life and the multi occupied property at 40 Mespil Road referred to below.

The Bank’s UK Financial Services division occupies approximately 45,894 square metres (494,000 square feet) of net floor space in the UK for business centres and administrative support functions. The majority of these premises are held on individual leases with different expiry dates. As a result of changes in the UK Financial Services division there are a number of leased premises that are no longer used in support of business operations. These properties are either sub-let or vacant and on the market.

The head office of Bank of Ireland Life is located at 9/12 Dawson Street, Dublin, Ireland. The head office and administrative buildings occupy approximately 5,388 square metres (58,000 square feet) of net floor space. Bank of Ireland Life also has a network of 11 operational branches operating through New Ireland Assurance Company plc.

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

Inquiries

In the UK the Competition Commission (“CC”) published its Final Report on Payment Protection Insurance in January 2009 and is expected shortly to publish a draft order implementing remedies.

The Office of Fair Trading (the “OFT”) also investigates issues in the UK from competition, consumer protection and other perspectives. In April 2007, the OFT launched an investigation into the fairness of personal current account unarranged overdraft charges under the Unfair Terms in Consumer Contracts Regulations. Seven UK banks, one building society brought a test case broadly on the question of whether unarranged overdraft charging terms for personal current accounts can be assessed for fairness. In February 2009 the Court of Appeal confirmed that they could be so assessed. Accordingly, the OFT will continue to progress its investigation, in dialogue with the banks, and expects to reach a final decision on fairness later in 2009.

SUPERVISION AND REGULATION

IRELAND

Recent measures by the Irish Government to support the Irish financial sector have resulted in closer supervision of financial institutions as well as additional regulatory requirements. These requirements relate to the specific measures implemented, such as the Guarantee Scheme and the recapitalisation. Refer to note 57 and note 40 to the consolidated financial statements for more information on these measures.

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

The Central Bank and Financial Services Authority of Ireland Act, 2003 brings under one supervisory umbrella all of the financial services activities in Ireland. The Financial Regulator is a constituent part of the Central Bank and Financial Services Authority of Ireland (the “CBFSAI”) and is entrusted with the supervisory activities of the former Central Bank of Ireland. Two particular features of the Central Bank and Financial Services Authority of Ireland Act, 2003 should be noted. First, it established as a separate function the Office of the Consumer Director with particular responsibility for the administration of the Consumer Credit Act, 1995 and the consumer protection provisions of other supervisory enactments. The Consumer Credit Act had been administered by a separate office, the Director of Consumer Affairs, since that Act’s implementation on May 13, 1996. Second, it established the Irish Financial Services Appeal Tribunal, which will hear and determine appeals under any of the designated enactments or statutory instruments referred to above that have the effect of imposing a sanction or liability on any person. The provisions relating to the Irish Financial Services Appeal Tribunal became effective on August 1, 2004. The CBFSAI has responsibility for contributing to the stability of the financial system, promoting the efficient and effective operating of payment and settlement systems, for holding and managing the foreign reserves of Ireland, promoting the efficient and effective operations of settlement systems or for the performance of functions imposed on the Authority under the Rome Treaty or the European System of Central Banks Statute (the sole responsibility of the Governor of the Authority).

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

The Group is also subject to EU Directives relating to capital adequacy, and in the area of monitoring and control of large exposures. These EU Directives, which have been implemented in Ireland by way of administrative notice, were codified into a single text by Directive 2000/12/EC of March 20, 2000 (Directive 2006/48/EC, the Banking Consolidation Directive).

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

Under the European Communities (Deposit Guarantee Schemes) Regulations, 1995 (as amended) the Financial Regulator also operates a statutory depositor protection scheme to which both licensed banks (including the Issuer) and building societies are required to make contributions amounting to 0.2 per cent of their total deposits. The maximum level of compensation payable to any one depositor has been increased in 2008 to €100,000 per depositor. Previously it was 90 per cent of the aggregate deposits held by that depositor subject to a maximum compensation of €20,000.

In addition, under the Credit Institutions (Financial Support) Scheme 2008 (“the Scheme”) the covered liabilities of The Governor and Company of the Bank of Ireland, ICS Building Society, Bank of Ireland Mortgages Limited and Bank of Ireland (IOM) Limited (“the covered institutions”) for the period September 30, 2008 to September 29, 2010 inclusive are guaranteed under the laws of Ireland by the Minister for Finance. Covered liabilities are all retail and corporate deposits (to the extent not covered by existing deposit protection schemes in Ireland or any other jurisdiction), interbank deposits, senior unsecured debt, covered bonds (including asset covered securities) and dated subordinated debt (Lower Tier 2). In the event of a default in respect of a covered liability, the Minister for Finance will pay to the relevant creditor, on demand, an amount equal to the unpaid covered liabilities. The guarantee is unconditional and irrevocable. Should any of the covered institutions be removed from the Scheme, all of its fixed term covered liabilities outstanding at that time will continue to have the full benefit of the guarantee to

September 29, 2010 or their maturity, whichever is earlier. All covered liabilities, including on-demand deposits, will be protected by notice of at least 90 days prior to any covered institution being removed from the Scheme. No call can be made under the guarantee after September 29, 2010. Further information on the Government Guarantee Scheme is outlined in note 57 in the consolidated financial statements.

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

In addition to the role of the FSA in relation to Bank of Ireland as a credit institution described above, the FSA is also the home country regulator of a number of the Group’s UK incorporated subsidiaries. Until October 1, 2007, these included Bristol & West plc (an authorised bank and successor to Bristol & West Building Society) and Bank of Ireland Home Mortgages Limited. As of October 1, 2007, as part of a corporate restructuring, the business of Bristol & West plc was transferred to the UK branch of the Governor and Company of the Bank of Ireland .The business of Bank of Ireland Home Mortgages Limited was at the same time transferred to the UK branch of the Governor and Company of the Bank of Ireland. As a result the FSA authorisation of both businesses was cancelled. Since December 1, 2001, the FSA’s power and responsibilities derive from the FSMA, which gave effect to a major overhaul of the regulatory system in the UK. The scope of the FSMA was extended in 2004 to include retail mortgage lending and general insurance intermediation. In January 2005, Post Office Limited became an appointed representative of Bristol & West plc in respect of its activities in relation to the Post Office Financial Services joint venture with Bank of Ireland. With effect from October 1, 2007 Post Office Limited became an appointed representative of the Governor and Company of the Bank of Ireland as a result of the corporate restructuring described above.

The FSA’s basic method of supervising banks involves the regular reporting of statistical information and a regular set of returns giving balance sheet and consolidated statement of income data, material on the maturity structure of assets and liabilities, sector- analysis of business and details of concentration of risk in assets and deposits. Review meetings are held by the FSA with the management of regulated firms. Under the risk based approach introduced in 2001 (ARROW) the FSA’s supervision of banks is based on a systematic analysis of the risk profile of each bank. The FSA also publishes requirements it expects banks to meet on matters such as capital adequacy, limits on large exposures to individual entities and groups of closely connected entities and liquidity.

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

All covered liabilities of the Governor & Company of the Bank of Ireland held in the UK businesses are guaranteed by the Government Guarantee Scheme (see note 57 for further details).

UNITED STATES

In the United States, Bank of Ireland, its Connecticut branch, its representative offices and certain US subsidiaries are subject to a comprehensive regulatory structure involving numerous statutes, rules and regulations.

Bank of Ireland operates a branch in Connecticut from which it conducts a wholesale banking business. The branch is licensed by the Connecticut Department of Banking and is subject to regulation and examination by the Department. The Bank of Ireland has representative offices in the States of New York and Illinois. These representative offices are licensed by their respective states and are subject to the laws and regulations of those states. In addition, the Board of Governors of the Federal Reserve System exercises examination and regulatory authority over the branch and the representative offices. The regulation of our Connecticut branch imposes restrictions on its activities, as well as prudential restrictions, such as limits on extensions of credit to a single borrower. The branch does not accept retail deposits and its deposits and obligations are not insured by the US Federal Deposit Insurance Corporation or any other United States government agency. All covered liabilities of the branch are guaranteed by the Scheme.

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

Bank of Ireland’s subsidiaries in the US are also subject to regulation by applicable federal and state regulations with regards to their activities in the asset based lending, asset management, investment advisory, mutual fund and securities broker dealer businesses.

ECONOMIC CONDITIONS AFFECTING THE GROUP

The majority of the Group’s business activities are in Ireland and the UK.

The Irish economy is experiencing a steep and prolonged recession. Annual GDP growth turned negative in the first quarter of 2008 and by the final quarter had fallen by 7.5%, leaving the average decline for the year at 2.3%. A significant factor behind the slowdown is residential construction; house building fell by 35% in 2008 and is expected to decline by 45% in 2009. Non-residential construction also declined last year and may fall more sharply in 2009, including lower public sector spending on the infrastructure. The corporate sector reduced its spending on machinery and equipment in 2008 and a further fall is generally expected this year. Consumer spending, which accounts for about half of GDP, continued to grow in the early part of 2008 but turned negative as the year progressed, and declined by an annual 4% in the fourth quarter. Household income rose modestly but consumers appear to have increased savings, reflecting uncertainty about the path of future income in the face of a sharp deterioration in the labour market; the unemployment rate rose from 4.6% at end-2007 to 8.6% at end -2008 and by March 2009 had risen further, to 11%. Personal consumption is likely to fall sharply in 2009, by over 5%, as disposable income appears set to decline, reflecting a steep drop in employment, minimal wage growth, if any, a higher tax burden and falling rental income. Interest rates are now at historically low levels, which will offer some respite to households with debt, and consumer prices may fall, so supporting real incomes, but a further increase in the savings ratio is likely given the negative economic backdrop at home and abroad. The external sector provided the only major stimulus for the economy in 2008 and this may well prove to be the case in 2009; the volume of exports did fall last year, but only marginally in volume terms, against a 4.5% decline in imports, with pharmaceuticals, chemicals and medical devices proving particularly resilient.

The Irish housing market has also slowed appreciably since a cyclical peak in early 2007. Prices fell by 9.1% in 2008, according to the Permanent TSB index (a leading Irish housing price indicator), following a 7.3% fall the previous year and a further decline is expected in 2009. Mortgage lending growth decelerated to 5.8% at end-2008 from a cyclical peak of 28% in mid 2006, reflecting a deterioration in affordability, a change in price expectations and the impact of the ‘credit crunch’, which has prompted a tightening of credit standards in the banking sector. The cost to banks of funding in the wholesale money markets has also risen substantially, as has the cost of term funding, putting a premium on customer deposits. Rents had risen substantially — by 22% in the three years to February 2008 — but have since started to fall. Affordability is improving, given the fall in ECB rates, but the housing market is likely to remain weak this year.

The fall in economic activity and the decline in asset prices badly affected the Government’s finances, and the Department of Finance expects Exchequer borrowing to exceed 10% of GDP in 2009, with only a modest improvement forecast for 2010. The Government has responded by raising taxes and cutting expenditure, which will dampen activity. S&P reduced Ireland’s sovereign debt rating from AAA to AA+ in March 2009.

The UK economy is also in recession and the economy there is projected to fall by some 3% in 2009. Unemployment has risen and consumers have started to cut spending, with business spending also falling. Inflation has slowed, albeit gradually, and the Bank of England expects it to be well below the 2% target by 2010, despite official rates of just 0.5%. Consequently the Bank embarked on more unconventional policies, including the purchase of £75 billion in bonds (mostly Gilts) funded by the creation of bank money, in an effort to boost credit creation and stimulate economic activity. Mortgage lending has been particularly weak (monthly applications fell to under 30,000 in late 2008 from a 5-year average of 90,000) and house prices have fallen sharply. The commercial property market has also weakened, with a substantial downward revaluation of capital values.

In a broader international context the global economy is experiencing its most severe downturn since the 1930’s. Most of the major developed economies are in recession and developing economies have seen growth slow sharply as world trade contracts. There has been a pronounced policy response from the major economies, involving expansionary fiscal and monetary policy and more direct intervention to support the banking sector. The path of the economic cycle over the next twelve months is very uncertain, however, adding to a difficult business environment for the banking sector.

Item 4A	UNRESOLVED STAFF COMMENTS

None.

Item 5	OPERATING & FINANCIAL REVIEW AND PROSPECTS

Overview

Trading conditions for Bank of Ireland in the financial year ended 31 March 2009 were extremely difficult. The unprecedented turbulence in financial markets, in particular since September 2008, together with the impact of the economic recession across the Group’s main markets resulted in the deterioration of financial performance and in the Group reporting a significant reduction in overall profitability.

Irish Government Support

The Irish Government has played a significant role in stabilising the financial sector during this extended period of financial and economic disruption by providing support to systemically important institutions through a series of key initiatives. This has had the effect of reinforcing the stability of the Irish financial system, increasing confidence in the banking system, and facilitating the banks involved in lending to the economy.

•	In September 2008, the Minister for Finance announced the Government Guarantee Scheme where the Government agreed to provide a guarantee until 29 September 2010 for deposits and certain liabilities of institutions covered by the Scheme. Bank of Ireland confirmed its participation in this Scheme on 27 October 2008. On 7 April 2009, the Government subsequently indicated its intention to extend this guarantee for certain issuance of debt securities with a maturity of up to 5 years.

•	On 21 December 2008 the Minister for Finance announced decisions in relation to the recapitalisation of three major financial institutions including Bank of Ireland. On 11 February 2009 the Minister announced the detailed terms of the recapitalisation: an investment of €3.5 billion in Bank of Ireland in new 8% preference stock which qualify as core Tier 1 capital and warrants to subscribe for up to 25% of the ordinary stock. This investment was completed on 31 March 2009.

•	On 7 April 2009, the Government announced its intention to establish a National Asset Management Agency (NAMA) to address the issue of asset quality in the banking system. As the principal uncertainties in relation to asset quality lie in banks’ land and development loans, their proposal is to transfer these assets from the banks to the new NAMA. The objective being to strengthen the banks’ capital position, reduce uncertainty over banks’ balance sheets and improve liquidity.

Stabilisation — Immediate Management Priority

Bank of Ireland’s objective during this period of disruption is to stabilise the Bank thus ensuring the Group’s recovery and thereby securing its future. The Group’s immediate priorities remain:

•	to support the Group’s customers

•	to strengthen the Group’s capital position

•	to continue to fund the Group’s balance sheet effectively

•	to actively manage the Group’s credit risks, and

•	to rigorously manage the Group’s costs.

Support the Group’s Customers and Rebuild Trust

Looking to the future Bank of Ireland is committed to supporting and rebuilding the trust of its customers and stockholders.

In Ireland, through the strength of the Group’s enduring core franchises — the Group’s leading distribution capability, the broadest product offering, and capable staff committed to delivering sales and service excellence — the Group will continue to support its customers. The Group recognises that its customers’ needs are changing and the Group is responding to these changes. The Group has launched a number of specific initiatives: a mortgage fund for first time buyers and an investment and support fund to assist viable businesses at this time of greater economic and financial challenge. In addition, the Group has also launched a series of environmental initiatives aimed at supporting green projects in Ireland. And finally, the Group has established a Financial Advice Centre to support both business and personal customers through this economic downturn. Through these initiatives and others the Group has experienced an increased level of customer activity in recent months.

Building on the strong position that Corporate Banking has established in Ireland, the Group will remain committed to a number of specific niches in the UK and selected international markets in the areas of project finance, mid market leveraged acquisition finance and comprehensive asset based lending (Burdale) where Bank of Ireland has developed clear capabilities and competitive strengths in originating and structuring deals.

In the UK, the scale of the distribution and strength of the Post Office brand provide clear competitive strength for continued growth in Post Office Financial Services where today the Group has over 2 million customers. In Business Banking UK the Group remains focused on a number of specific niches in leisure, healthcare and professional services. The Group’s relationship banking approach enables it to meet a broad spectrum of customer requirements including deposit, treasury and lending requirements.

Going forward therefore, the strategic bias will remain in Ireland and in those businesses overseas where Bank of Ireland has clear competitive strengths and capabilities.

Strengthen the Group’s Capital Position

The Group has been and will continue to pursue options to strengthen its balance sheet. Of most significance has been the Government supported recapitalisation of the Group.

On 31 March 2009, the National Pensions Reserve Fund Commission completed the recapitalisation of Bank of Ireland through their investment of €3.5 billion in new preference stock and warrants to subscribe for up to 25% of the enlarged ordinary stock in the Group.

This investment followed comprehensive due diligence, including stress testing across all lending portfolios. The Group’s capital position has been significantly strengthened as a result. At March 31, 2009, core Tier 1, Tier 1 and total capital ratios were 9.5% (€10 billion), 12.0% (€12.6 billion) and 15.2% (€16 billion) respectively.

Balance sheet deleveraging has been a further initiative employed to both strengthen the Group’s capital position and prioritise the allocation of more scarce funding resources. In January 2009 the Group announced its intention to withdraw from intermediary sourced mortgage business in the UK, which will result, over time, in a significant reduction in the size of the UK mortgage book. In addition the Group has commenced the process of winding down a number of non-core international niche lending businesses — including film finance, shipping and European property.

Market conditions during the year have not been conducive to asset disposals given reduced asset values and pressure on funding. The Group however, remains open to disposal opportunities.

Continue to Fund the Group’s Balance Sheet Effectively

The Group continues to fund its balance sheet effectively — it has prioritised the gathering of customer deposits, maintaining access to the wholesale funding markets and the strengthening of contingent liquidity throughout the year. This is against a background of stressed conditions in global money markets, which were exacerbated by negative sentiment towards Ireland in January and February 2009 as a result of rating agency actions and the nationalisation of Anglo Irish Bank.

Notwithstanding this difficult backdrop, the Group has maintained the level of customer deposits at 31 March 2009 in line with 31 March 2008 (constant currency). The extensive distribution capability in both Ireland and the UK has resulted in good customer deposit growth with market share gains in both Retail Ireland and UK Post Office Financial Services. This performance has been offset somewhat by lower levels of credit balances in business accounts in Ireland as a result of reduced levels of economic activity. In addition, the Group experienced some withdrawal of institutional deposits due to a variety of factors.

In the year ended 31 March 2009 the Group raised €8.4 billion in term funding (wholesale funding with a maturity of greater than one year at time of issue), through both public and private placements. At 31 March 2009, 27% of wholesale funding had a maturity of greater than one year.

Reflecting the nature of the lending book and technical skills the Group continued to generate eligible collateral from its balance sheet. Currently, Bank of Ireland has a contingent liquidity asset pool of €49 billion, which can be pledged to the European Central Bank (ECB), the Bank of England and the US Federal Reserve to borrow wholesale funding during periods of pressure in markets.

Actively Manage the Group’s Credit Risks

The Group continues to actively manage its credit risk — it has redirected significant senior resources to the intensive management of its more challenged portfolios. Whilst remaining supportive of the Group’s customer base in these difficult times, the Group is also fully committed to maximising debt recovery.

The Group’s Interim Management Statement indicated an expected loan impairment charge in the region of €4.5 billion in the 3 year period to March 2011, indicating that if key economic indicators deteriorated there was downside risk to this estimate of up to an additional €1.5 billion. Given the change to consensus economic forecasts particularly in Ireland where circa 50% of the Group’s credit risk on its lending portfolio is based, the more likely outcome of loan impairment for the overall Group is now circa €6 billion in the 3 year period to March 2011. Downside risk to this estimate arises in the event of even further deterioration in economic conditions or further prolonged low levels of activity in residential and commercial property markets.

The Group welcomes the Irish Government’s initiative to establish National Asset Management Agency (NAMA) and are actively engaging with the National Treasury Management Agency (the agency charged with the management of NAMA) to explore how this initiative can be successfully implemented.

Rigorously Manage the Group’s Costs

Faced with a significant reduction in income in the current year the Group has significantly reduced the levels of overall costs. Rigorous control has been enforced over all discretionary expenditure. Staff numbers are down as a result of a recruitment freeze, a policy of non-replacement of departing staff, and some redundancies resulting from the closure of the UK intermediary mortgage business, downsizing of the Business Banking UK activities and the winding down of some non-core international capital markets businesses. As at March 31, 2009, staff numbers are down 5% to c. 15,500. Staff variable compensation costs have been reduced significantly through the non-payment of bonuses.

Outlook

The Group faces another difficult financial year in the 12 months to March 31, 2010. The pace of economic activity across the Group’s main markets has reduced and the Group now expects lower levels of new business activity, higher impairment charges and further pressure on liability spreads. Bank of Ireland will continue to focus on the factors that are most critical to ensuring the stability and recovery of the Group: engaging with customers, strengthening capital, effectively managing funding, actively managing asset quality and rigorously managing costs.

Performance Overview

Group loss before tax of €7 million for the year ended March 31, 2009 compares to a profit before tax (PBT) of €1,933 million for the prior year to March 31, 2008, with basic earnings per share (EPS) of 5.9 cent for the year, compared to 174.6c for the prior year reflecting significantly higher impairment charges in the year ended March 31, 2009. The Group loss before tax for the year ended March 31, 2009 included a goodwill impairment charge of €304 million related to its US based asset management businesses, Guggenheim and Iridian, which have been severely impacted by the downturn in the global asset management sector.

Total operating income, net of insurance claims paid, is 7% lower in the reporting period, largely as a result of volatility in financial markets, reduced levels of new business activity and continuing elevated levels of funding costs.

Other operating expenses are 12% higher in the year ended March 31, 2009. Total other operating expenses included a charge of €304 million (March 31, 2008: nil) relating to impairment of goodwill and other intangibles and a restructuring charge of €83 million (March 31, 2008: €17 million) as the Group initiated a number of downsizing initiatives. Excluding the impairment charge and the costs relating to the downsizing initiatives, other operating expenses are 5% lower in the year to March 31, 2009 compared to the prior year, as a result of tight control of costs throughout the year. This focus on rigorous cost management will continue as further action is taken to align costs to an environment of lower levels of activity and revenues.

As a result, the cost / income ratio for the year to March 31, 2009 was 62%, compared to 50% for the prior year.

Total impairment charges on financial assets are €1,513 million, an increase of €1,281 million over the comparable prior period when impairment losses were low. Impairment charges on loans and advances to customers are €1,435 million or 102 basis points (bps) when expressed as a percentage of average loans, an increase of €1,208 million over the comparable prior period when impairment losses were exceptionally low. The increase reflects the impact of the economic recession in our main markets, its impact on the credit environment and also asset revaluations, particularly in the property sector. Of the remaining impairment charge of €78 million, €76 million relates to impairment charges on the Group’s available for sale financial assets.

Profit after tax for the year ended March 31, 2009 of €34 million compares to €1,704 million in the prior year. The tax credit for the current year of €41 million compares to a tax charge of €229 million in the prior year with the current year tax credit driven by a reduction in earnings across the Group and the life policyholder tax gross up.

Divisional Performance

Retail Republic of Ireland delivered PBT of €11 million in the year to March 31, 2009 compared to €749 million in the prior year. Profits have been impacted by a higher impairment loss charge, up from €146 million in the year ended March 31, 2008 to €708 million in the year ended March 31, 2009, reflecting the sharp slowdown in the economy and asset revaluations in the property sector. The results for the year also included an impairment of investment properties and related activities. In addition, the weakness in stock markets adversely impacted the sales of investment products. In the difficult environment, costs were reduced by 4% reflecting a strong cost containment focus.

Bank of Ireland Life delivered loss before tax of €107 million, versus a PBT of €48 million for the prior year. The results for this year include a negative investment variance charge of €117 million compared to €50 million in the prior year. Also the year on year comparison is directly impacted by a charge relating to the gross-up of policyholder tax in the current year of €76 million compared to a charge of €60 million in the prior year. Weakness and continued volatility in equity markets impacted investor sentiment resulting in a slowdown in new business volumes in the second half of the financial year. Consistent with long term bond yields, the discount rate applied to future cash flows was increased from 8.0% to 9.0% resulting in a cost of €16 million in the year ended March 31, 2009.

The Capital Markets Division PBT of €161 million is 75% lower than the prior year. The results for the year to March 31, 2009, include a charge of €304 million relating to the write-off of goodwill and other intangible assets in relation to the Group’s US based asset management businesses. PBT in Corporate Banking is lower by 35% driven by higher impairment charges. Global Markets delivered a strong performance with a PBT increase of 11%.

The UK Financial Services division delivered a loss before tax of £46 million, compared to a PBT of £330 million for the prior year. Profits in the Business Banking and Mortgage businesses were significantly impacted by higher impairment charges. The results for the year also include costs related to a downsizing initiatives of £56 million. Business Banking recorded a loss before tax in the year ended March 31, 2009, versus a profit in the prior year. The Mortgage business PBT reduced significantly in the year ended March 31, 2009. The joint ventures with the UK Post Office (including Post Office Financial Services and First Rate Exchange Services) performed well with PBT slightly higher versus the prior year.

Economic Environment

The economic environment in Ireland, the UK and the US has deteriorated significantly in recent months leading to recession. This, coupled with the continued dislocation in global financial markets, has already adversely affected the Group’s earnings and is likely to continue to affect its results, financial condition and prospects.

The Group’s main markets are currently in the midst of major recessions. These conditions have exerted downward pressure on stock prices, liquidity and availability of credit for financial institutions, including the Group, and other corporations. This has led to a decline in demand for business products and services and decreases in business and consumer confidence, lower personal expenditure and consumption, increases in debt service burden on both consumers and businesses, and limitations on the general availability and cost of credit, and have affected significantly and will continue to affect the Group’s customers and, by extension, the demand for, and supply of, the Group’s products and services and the Group’s financial condition and results of operations. In addition, higher unemployment, reduced corporate profitability, increased corporate and personal insolvency rates and increased cost of funding may reduce borrowers’ ability to repay loans and may cause prices of residential and commercial property or other asset prices to fall further, thereby reducing further the value of collateral on many of the Group’s loans and significantly increasing write downs and impairment losses.

See item 4 “Information on the Company — Economic conditions affecting the Group”.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Details of these critical accounting estimates and judgements are set out on pages F-30 to F-32 of this document.

MARKET CONDITIONS

Trading conditions for Bank of Ireland in the financial year ended March 31, 2009 were extremely difficult. The unprecedented turbulence in financial markets, in particular since September 2008, together with the impact of the economic recession across the Group’s main markets resulted in the deterioration of financial performance and in a significant reduction in overall profitability.

The result for the year was achieved against the backdrop of volatile global financial markets and an environment of recession in the Group’s main markets. These factors have had a direct impact in a number of key areas including higher funding costs, a negative investment variance in the Life business (€117 million) and lower fees from Assets under Management. The recessionary environment has contributed to significantly higher impairment charges.

Valuation of Financial Instruments

Where possible, the Group calculates fair value using observable market prices. Where market prices are not available or unreliable, fair values are determined using valuation techniques which may include discounted cash flow models or comparisons to instruments with characteristics either identical or similar to those of the instruments held by the Group. More detail on the methods and assumptions used in the valuation of financial instruments is set out in note 45 and 46 to the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

The Group’s overall liquidity policy and control is the responsibility of the Group Asset and Liability Committee (“ALCO”) and is managed on behalf of ALCO by Group Asset and Liability Management to ensure that the Group can meet its current and future re-financing needs at all times and at acceptable costs. See Item 11 “Quantitative and Qualitative Disclosures about Market Risk” for further details about our risk management policies. (See also note 46 in the F pages of this document.)

Capital Resources

The objectives of Bank of Ireland Group’s capital management policy are to:

•	Align capital management to the Group’s strategy

•	Meet the requirements and expectations of equity and debt investors and markets in general

•	Achieve the optimal mix of capital to meet the Group’s regulatory requirements and rating ambitions; and

•	Manage capital in aggregate and at business level, ensuring that capital is only invested in businesses which deliver adequate returns.

It is the Group’s policy to maintain a strong capital base, to seek to expand this where appropriate and to utilise it efficiently in the Group’s development as a diversified international financial services group. Long term debt capital, undated capital notes, preferred securities and preference stock are raised in various currencies in order to align the composition of capital and risk weighted assets. The Group’s capital includes the Group’s equity stockholders’ funds (which includes €3.5bn Government preference stock issued to the National Pensions Reserve

Fund), perpetual and dated subordinated securities with appropriate regulatory adjustments and deductions applied. The following table sets out the Group’s capital resources (stockholders’ equity and subordinated liabilities):

	At March 31,
	2009	2008	2007
	(in € millions)

Stockholders’ funds
Equity (including other equity reserves)	6,810	6,477	6,717
Non-cumulative preference stock	42	7	7

Total Stockholder’s Equity	6,852	6,484	6,724
Minority interests’ equity	61	38	34
Undated loan capital	3,385	3,209	3,494
Dated loan capital	4,557	4,599	4,314

Total capital resources	14,855	14,330	14,566

Financial year ended March 31, 2009 compared to financial year ended March 31, 2008

In the year ended March 31, 2009, total Group capital resources increased by €525 million to €14,855 million primarily following the recapitalisation of the bank by the Irish Government through its investment of €3,500 million in preference stock (€3,462 million net of costs), offset by negative retentions for the period of €328 million, other net negative movements in equity of €2,766 million including changes in the cash flow hedge reserve (€540) million, the available for sale (AFS) reserve (€1,113) million, foreign exchange adjustments (€528) million, the movement in the defined benefit pension schemes (€544) million, the issue or reissue of capital stock (€83) million and other movements of €42 million. Other movements in the year to March 31, 2009 include a €176 million increase in relation to undated loan capital, a €42 million decrease in relation to dated loan capital while minority interests increased by €23 million.

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

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Movements on Stockholders’ Equity	2009	2008	2007
	(in € millions)

Opening Stockholders’ Equity	6,484	6,724	5,186
Movements:
Preference share capital and warrants(a)	3,462	—	—
(Loss)/Profit retained for the year	(328)	1,074	1,112
Reissue of stock/treasury stock	(83)	194	144
Foreign exchange adjustments(b)(f)	(528)	(712)	49
Available for Sale (AFS) reserve movement(c)(g)	(1,113)	(386)	(59)
Cash flow hedge reserve movement(d)(h)	(540)	(247)	135
Pension fund obligations(e)(i)	(544)	(209)	190
Other movements	42	46	(33)

Closing Stockholder’s Equity	6,852	6,484	6,724

An explanation of the movements in stockholders equity during the year ended March 31, 2009, is as follows:

(a)	on March 31, 2009, the National Pension Reserve Fund Commission (NPRFC) invested €3.5 billion in new preference stock (€3,462 million net of costs) and warrants (to subscribe for up to 25% of the enlarged ordinary stock in the Bank of Ireland). This stock with a coupon of 8% is redeemable at par until the fifth anniversary of its issue and thereafter at 125% of par. The preference stock qualifies as core Tier 1 capital.

(b)	foreign exchange adjustments reflect the impact of the strength of the euro on the translation of Sterling and US dollar denominated net investment in foreign subsidiaries.

(c)	the AFS reserve movement is driven by the net impact of interest rate changes and the widening of credit spreads on the value of our AFS book (€26.9 billion) at March 31, 2009. This reserve is expected to reverse as the underlying financial assets mature.

(d)	the cash flow hedge reserve movement reflects the impact of changes in interest rates on the mark to market of cash flow hedge accounted derivatives. Over time this balance will flow through the income statement in line with the underlying hedged instruments with no net income statement impact.

(e)	movement in pension fund obligations is primarily as a result of changes in key assumptions including discount rate and mortality together with the impact of the weakness in global financial markets on the valuation of pension fund assets at March 31, 2009.

An explanation of the movements in stockholders equity during the year ended March 31, 2008, is as follows:

(f)	foreign exchange adjustments reflect the impact of the strength of the euro on the translation of Sterling and US dollar denominated net investment in foreign subsidiaries.

(g)	the AFS reserve movement is driven by the net impact of interest rate changes and the widening of credit spreads on the value of our AFS book (€29 billion) at March 31, 2008. This reserve is expected to reverse as the underlying financial assets mature.

(h)	the cash flow hedge reserve movement reflects the impact of sterling weakness on the mark to market of hedge accounted interest rate swaps. Over time this balance will flow through the income statement in line with the underlying hedged instruments with no net income statement impact.

(i)	movement in pension fund obligations is primarily as a result of changes in key assumptions including discount rate and mortality together with the impact of the weakness in global financial markets on the valuation of pension fund assets at March 31, 2008.

As at March 31, 2009, the Group had €3,385 million of undated loan capital and €4,557 million of dated loan capital (including fair value adjustments), a total of €7,942 million in aggregate of subordinated liabilities. Of the dated loan capital €3,782 million is repayable in five or more years. The cost and availability of subordinated debt are influenced by credit ratings. A reduction in the ratings assigned to the Group’s securities could increase financing costs and reduce market access. The credit ratings of the Group as at May 18, 2009 are as follows:

Senior Debt

Moodys	Aa3
Standard & Poors	A
Fitch	A−
DBRS	AA

Depending on the degree of subordination the ratings assigned to Loan Capital may be one or more notches below the level for senior debt. Credit ratings are not a recommendation to buy, hold or sell any security and each rating should be evaluated independently of every other rating. These ratings are based on current information furnished to the rating agencies by Bank of Ireland and information obtained by the rating agencies from other sources. The ratings are accurate only as of May 18, 2009 and may be changed, superseded or withdrawn as a result of changes in, or unavailability, of such information.

As at March 31, 2008, Bank of Ireland Group had €3,209 million of Undated Loan Capital and €4,599 million of Dated Loan Capital (including fair value adjustments), a total of €7,808 million in aggregate of subordinated liabilities. Of the Dated Loan Capital €3,832 million as of such date was repayable in five or more years.

Capital Adequacy Requirements

Bank of Ireland Group’s capital resources policy has been developed within the supervisory requirements of the Financial Regulator.

The EU Capital Requirements Directive (“CRD”) which came into force from January 1, 2008, introduced significant amendments to the existing capital adequacy framework. The implementation of the CRD results in a more risk sensitive approach to the derivation of a bank’s capital requirements.

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

Capital Adequacy Data

The following table shows the components and basis of calculation of the Group’s Tier 1 and Total Capital ratios under Basel II for March 31, 2009 and March 31, 2008.

	March 31,	March 31,
	2009	2008
	Basel II	Basel II
	€m	€m

Capital base
Share capital and reserves	6,913	6,522
Proposed dividend	—	(386)
Regulatory retirement benefit obligation adjustments	1,478	807
Available for sale reserve and cash flow hedge reserve	2,124	471
Goodwill and other intangible assets	(511)	(827)
Preference stock	(58)	(62)
Other adjustments	(3,440)	49

Equity Tier 1 capital	6,506	6,574
Preference stock	58	62
2009 Preference stock and warrants	3,462	—

Core Tier 1 Capital	10,026	6,636
Innovative hybrid debt	1,197	1,100
Non-innovative hybrid debt	1,798	1,895
Supervisory deductions	(372)	(207)

Total Tier 1 capital	12,649	9,424

Tier 2
Undated loan capital	229	229
Date loan capital	3,827	4,115
IBNR provisions	307	114
Revaluations reserves	80	173
Supervisory deductions	(372)	(208)

Total Tier 2 capital	4,071	4,423

	16,720	13,847
Supervisory deductions
Life and pension business	(749)	(816)

Total capital	15,971	13,031

Risk weighted assets
Credit risk	96,395	107,930
Market risk	2,509	2,908
Operational risk	6,473	6,123

Total risk weighted assets	105,377	116,961

Risk asset ratios including dividends
Equity Tier 1 (Core Tier 1 less preference stock)	6.2%	5.6%
Core Tier 1	9.5%	5.7%
Tier 1	12.0%	8.1%
Total capital	15.2%	11.1%

Financial year ended March 31, 2009 compared to financial year ended March 31, 2008

In the year to March 31, 2009 the Tier 1 Capital Ratio increased from 8.1% to 12.0% and the Core Tier 1 ratio improved from 5.7% to 9.5% with both ratios reflecting the capital initiatives by the Group. The Total Capital Ratio increased from 11.1% to 15.2%.

In the year ended March 31, 2009 a range of initiatives were implemented which have increased the Group’s capital and reduced risk weighted assets resulting in an improvement in each of the key capital ratios.

Of most significance has been the Government supported recapitalisation of the Group. On March 31, 2009, the National Pensions Reserve Fund Commission (NPRFC) completed the investment of €3.5 billion in new preference stock. This stock with a coupon of 8% is redeemable at par until the fifth anniversary of its issue and thereafter at 125% of par. The NPRFC also received warrants to subscribe for up to 25% of the enlarged ordinary stock of the Group. The preference stock qualifies as core Tier 1 capital. In January 2009, the Group announced its intention to cease mortgage lending through the intermediary channel in the UK and also to exit from some non-core Corporate Banking international lending niches.

In August 2008 the Group issued Stg£450 million of lower Tier 2 capital and in December 2008 redeemed €600 million of lower Tier 2 capital.

Financial year ended March 31, 2008 compared to financial year ended March 31, 2007

The following table shows the components and basis of calculation of the Group’s Tier 1 and Total Capital ratios under Basel I for March 31, 2008 together with comparative figures for March 31, 2007.

	March 31,	March 31,
	2008	2007
	Basel I	Basel I
	€m	€m

Capital base
Equity Tier 1
Total equity	6,522	6,758
Regulatory adjustments retirement benefit obligations	807	590
Perpetual preferred securities	2,995	3,319
Available for sale reserve and cash flow hedge reserve	471	(162)
Intangible assets	(827)	(941)
Revaluation reserves to Tier 2	(173)	(647)
Dividend adjustment	(386)	(376)
Other adjustments	186	391

Total Tier 1 capital	9,595	8,932

Tier 2
Undated loan capital	229	294
Dated loan capital	4,115	3,995
IBNR provisions	159	134
Revaluation reserves	173	647
Other adjustments	(38)	(32)

Total Tier 2 capital	4,638	5,038

Total supervisory deductions	(973)	(1,019)

Total Capital	13,260	12,951

Banking book	122,351	109,968
Trading book	3,482	2,972

Total risk weighted assets	125,833	112,940

Equity Tier 1 Ratio	5.3%	4.9%
Tier 1 Ratio	7.6%	7.9%
Total Capital Ratio	10.5%	11.5%

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

Funding

The Group has established as priorities the gathering of customer deposits, maintaining access to the wholesale funding markets and the strengthening of its contingent liquidity throughout the year. This is against a background of funding conditions in global wholesale money markets, which were exacerbated by negative sentiment towards Ireland in January and February 2009 as a result of rating agency actions and the nationalisation of Anglo Irish Bank.

The Group performs stress testing and scenario analysis to evaluate the impact of stresses on its liquidity position. These stress tests are at both a Group specific and systemic risk level. The stress tests are run at three levels of moderate, serious and severe. The results of the tests are compared to the strategic actions which the Group can take in such circumstances to correct a potential liquidity shortfall and bring it back in order. Such actions range from selling assets, switching from unsecured to secured funding and adjusting the price the Group would pay for liabilities. The result of the stress testing is reported at regular intervals to the Group Risk Policy Committee (GRPC) and the Court.

A significant part of the liquidity of the banking businesses in Ireland and the UK arises from their ability to generate customer deposits. A substantial proportion of the customer deposit base is made up of current and savings accounts, which, although repayable on demand, have traditionally, provided a stable source of funding. These customer deposits are supplemented by the issue of subordinated loan capital and wholesale funding sources in the capital markets, as well as from direct customer contracts. Wholesale funding sources include deposits taken on the inter-bank market, certificates of deposit, sale and repurchase agreements, commercial paper programmes, a euro medium term note programme and the mortgage covered securities programme.

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

The Group has developed significant pools of eligible collateral from its balance sheet which are capable of being pledged in the secondary market and through the normal market operations of the Monetary Authorities to provide access to secured funding. At March 31, 2009, the net drawings, primarily from Monetary Authorities, were €17 billion.

The following table sets out the amounts and maturities of the Group’s contractual cash obligations at March 31, 2009.

		Between	Between
	Within	one and	two and	Over five
	one year	two years	five years	years	Total
	(in € millions)

Subordinated liabilities — dated	—	775	—	3,782	4,557
Debt securities in issue	24,138	6,912	7,056	7,027	45,133
Operating leases	52	47	121	369	589
Capital commitments	17	—	—	—	—

In addition, the Group takes deposits and other liabilities in the normal course of its banking business. The maturity of deposits by banks, customer accounts and debt securities in issue is given in note 46 to our consolidated financial statements.

Total assets decreased by 2% (4% increase on a constant currency basis) from €197 billion at March 31, 2008 to €194 billion at March 31, 2009. Loans and advances to customers decreased by 1% during the year to March 31, 2009 (5% increase on a constant currency basis, reflecting the strong pipeline of business carried forward from the prior year). Customer deposits decreased by 4% (unchanged on a constant currency basis) in a difficult environment.

	% Growth March 2009 over March 2008
	Risk	Loans and advances	Customer
	Weighted Assets	to customers	Deposits

Retail Republic of Ireland	(7)%	—	1%
Capital Markets	1%	10%	(10)%
UK Financial Services	(26)%	(8)%	(2)%
(euro equivalent)

Group	(10)%	(1)%	(4)%

The Group funds its operations through a combination of customer accounts and wholesale funding sourced from the debt markets.

•	Customer accounts comprise demand deposits, current accounts and term deposits. At March 31, 2009 customer accounts were €83 billion or 45% of the Group balance sheet (excluding BoI Life policyholder assets).

•	Debt capital markets provide short term and longer term facilities in the form of either secured or unsecured funding. Total wholesale funding decreased 1% from €75 billion at March 31, 2008 to €74 billion at March 31, 2009 and represented 40% of the Group’s balance sheet at that date.

The funding environment has been subject to a number of significant shocks and volatility during the Group’s financial year from April 1, 2008 through March 31, 2009.

Customer Accounts (deposits)

Against this backdrop the Group has prioritised deposit gathering. The Group continues to leverage the potential of its extensive retail distribution platform both in the Republic of Ireland, and internationally through its joint venture with the UK Post Office, its Business and Corporate Banking relationship management teams and its network of treasury offices in Dublin, the UK and the US.

	March 31,		March 31,
	2009		2008		Change %
	(in € millions)

Customer accounts
Republic of Ireland
- deposits	23		21
- current accounts	10	33	12	33	1%

Capital Markets		29		32	(10)%
UK Financial Services (Stg £)		19		17	15%
UK Financial Services (euro equivalent)		21		21	(2)%

Total customer accounts		83		86	(4)%

Total customer accounts (constant currency)		86		86	—

Wholesale Funding

The Group’s wholesale funding programmes are diversified across geographies, investor types and maturities. In addition, Bank of Ireland has invested in recent years to build a strong technical capability to support contingent liquidity strategies which has allowed it to maximise funding from its balance sheet.

Wholesale funding as a percentage of Group total assets (excluding BoI Life policyholder assets) reduced to 40% (€74 billion) at March 31, 2009, compared to 41% (€75 billion) at March 31, 2008. At March 31, 2009, 27% of this wholesale funding had a term to maturity of greater than one year.

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

	March 31,		March 31,		March 31,
	2009		2008		2007
Balance Sheet Funding	€ billion	%	€ billion	%	€ billion	%

Deposits by banks	29	16	14	8	20	12
CP/CD’s	14	7	27	15	21	12
Securitisations	6	3	8	4	11	6
Senior Debt/ACS	25	14	26	14	28	16

Total Wholesale Funding	74	40	75	41	80	46
Customer Deposits	83	45	86	47	72	41
Capital/Subordinated Debt	15	8	14	8	15	8
Other	12	7	10	4	8	5

Total	184	100	185	100	175	100

In the significantly challenged global financial markets the Group’s diversified funding strategy has continued to provide support and strength to its balance sheet. Bank of Ireland raised €8.4 billion of term funding with a maturity greater than one year during the year ended March 31, 2009. The weighted average maturity of this term funding was 1.7 years and the weighted average cost was 3 month Euribor + 66 basis points.

The Group issued 2 public benchmark sized issues during the year ended March 31, 2009. In June 2008 a €1.25 billion senior unsecured 2 year FRN at a cost of 3 month Euribor + 105 basis points was issued and in November 2008 a €2 billion senior unsecured 21 month fixed rate transaction was issued under the Irish Government Guarantee scheme at a cost of mid-swaps + 65 basis points.

The remaining transactions amounting to €5.15 billion were reverse enquiry private placement transactions across various funding programmes with a weighted average cost of 3 month Euribor + 42 basis points.

The Irish Government announced on April 7, 2009, that it intends to extend the date of the Government guarantee for certain issuance of debt securities with a maturity of up to 5 years.

The Group has developed significant pools of eligible collateral from its balance sheet which are capable of being pledged in the secondary market and through the normal market operations of the Monetary Authorities to provide access to secured funding. At March 31, 2009, the net drawings, primarily from Monetary Authorities, were €17 billion.

In summary, despite the unprecedented deterioration in the global funding and liquidity environment, the Group’s diversified funding structures and strategies have ensured that it has been able to continue to fund effectively during the year ended March 31, 2009.

Off Balance Sheet Arrangements

	March 31,
	2009	2008	2007
Contingent Liabilities	(in € millions)

Acceptances and endorsements	19	47	39
Guarantees and irrevocable letters of credit	1,879	2,199	1,719
Other contingent liabilities	670	669	745

	2,568	2,915	2,503
Lending commitments	26,919	36,881	36,013

Total contingent liabilities and commitments	29,487	39,796	38,516

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

The Group has a number of Special Purpose Vehicles (SPVs) where it does not own more than half of the voting power in the company but which are consolidated. Details of these subsidiaries are available in note 40 to the consolidated financial statements.

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

Review of Group Performance

Group Income Statement

	Year ended March 31,
	2009	2008	2007
	(in € millions)

Net interest income	3,670	3,263	2,757
Other income (net of insurance claims)	287	974	1,089

Total operating income (net of insurance claims)	3,957	4,237	3,846
Other operating expenses	(2,105)	(2,157)	(2,159)
Impairment of goodwill and other intangible assets	(304)	—	—
Impairment charge on financial assets	(1,513)	(232)	(103)
Share of associated undertakings and joint ventures (post tax)	(42)	46	44
Profit on disposal of business activities	—	—	243
Profit on disposal of property	—	39	87

Total (loss)/profit before tax	(7)	1,933	1,958
Taxation	41	(229)	(306)

Profit for the year	34	1,704	1,652

Attributable to minority interests	(35)	5	1
Attributable to stock holders	69	1,699	1,651

Profit for the year	34	1,704	1,652

Basic EPS c per share	5.9c	174.6c	172.2c

Diluted EPS c per share	5.9c	173.9c	171.0c

Income

Net interest income and ‘other income (net of insurance claims)’ are affected by a number of IFRS income classifications. Under IFRS, certain assets and liabilities can be designated at fair value through profit or loss. Where assets or liabilities have been designated at fair value through profit or loss, the total fair value movements on these items, including net interest income, are reported in ‘other income (net of insurance claims)’. However, the costs of funding the assets and the interest income on investment of the liabilities are reported in ‘net interest income’. In addition, debt is raised in a variety of currencies and the resulting foreign exchange and interest rate risk is managed using derivative instruments — the cost of which is reported in ‘other income’.

Net Interest Income

The following table shows net interest income for each of the three years ended March 31, 2009.

	March 31, 2009	March 31, 2008	March 31, 2007
	(in € millions)

Net interest income	3,670	3,263	2,757

Financial Year ended March 31, 2009 compared to financial year ended March 31, 2008

Net interest income increased by 12% or €407 million, from €3,263 million to €3,670 million for the year to March 31, 2009.

As outlined above, net interest income is affected by the classification of certain income between interest expense and other income (net of insurance claims) under IFRS which relates to the designation of certain financial instruments under the fair value option. This treatment resulted in additional net interest income of €578 million for the year ended March 31, 2009 and €346 million for the year ended March 31, 2008, offset by a similar reduction in ‘other income (net of insurance claims)’ in both years. Excluding the impact of the IFRS classifications, the Group’s net interest income increased by €175 million or 6% in the year ended March 31, 2009.

Growth in net interest income was driven by improved lending margins primarily in Corporate Banking and UK mortgage lending which are repricing for risk and higher cost of funds, together with improved treasury margins due to being well positioned in a declining interest rate environment.

Financial Year ended March 31, 2008 compared to financial year ended March 31, 2007

Net interest income increased by 18% or €506 million, from €2,757 million to €3,263 million for the year to March 31, 2008.

The classification of certain income between interest expense and ‘other income (net of insurance claims)’ under IFRS which relates to the designation of certain financial instruments under the fair value option resulted in additional net interest income of €346 million for the year ended March 31, 2008 and €122 million for the year ended March 31, 2007, offset by a similar reduction in other income in both years. Excluding the impact of the IFRS classifications, the Group’s net interest income increased by € 282 million or 11%.

Growth in net interest income was driven by strong volume growth in loans and deposits across the Group. Loans and advances to customers increased by 9% and customer deposits grew by 19% (16% and 27% respectively on a constant currency basis).

Group Net Interest Margin (Group Net Yield)

The following table sets forth the Group’s net interest margin for each of the three years ended March 31, 2008.

	March 31, 2009	March 31, 2008	March 31, 2007

Average interest earning assets (€ billion)	177	175	156

Group net interest margin (group net yield) (%)	2.07	1.86	1.77

Financial Year ended March 31, 2009 compared to financial year ended March 31, 2008

The Group net interest margin increased by 21bps to 2.07% for the year ended March 31, 2009 from 1.86% for the year ended March 31, 2008. 13bps of the increase is due to the classification of certain items under IFRS, as mentioned above in the ‘net interest income’ section.

Excluding the impact of this classification, net interest margin increased by 8 bps for the year to March 31, 2009 and the key drivers of margin growth were:

•	Improved product pricing contributed 8bps, particularly in Corporate Banking and the UK mortgage business which are repricing for risk and cost of funds

•	balance sheet structure where average deposit growth exceeded average lending growth, and improved asset mix which increased margins by 6bps

•	improved treasury margin due to the sharp decline in interest rates contributed 5bps

Offset by

•	increased competition for deposits together with the impact of narrowing margins due to falling interest rates reduced the net interest margin by 7bps

•	higher funding costs arising from market dislocation which was only a feature of the second half of the prior year, decreased margins by 4bps.

Financial Year ended March 31, 2008 compared to financial year ended March 31, 2007

The Group net interest margin increased by 9bps to 1.86% for the year ended March 31, 2008 from 1.77% for the year ended March 31, 2007. 6bps of the increase was due to the classification of certain items under IFRS, as mentioned above in the ‘net interest income’ section.

Excluding the impact of this classification, net interest margin reduced by 3bps to 1.66% for the year ended March 31, 2008 and the key drivers of margin attrition were:

•	balance sheet structure where average lending growth exceeded average deposit growth for the year which reduced margins by 2bps;

•	the impact of the market dislocation which reduced margins by 2bps;

•	increasing competition which adversely impacted lending margins by 1bp, of which mortgage margins were down 2bps partially offset by improved pricing in non mortgage lending;

Offset in part by:

•	improved asset mix with stronger growth in higher margin products, increasing margin by 2bps.

The following table shows interest rates in effect at March 31, 2009, 2008 and 2007.

Interest Rates — Ireland, UK and US

	March 31,
	2009	2008	2007
	(percentages)

Ireland
European interbank offered rate:
One month Euribor	1.12	4.36	3.86
Three month Euribor	1.51	4.73	3.92
United Kingdom
London interbank offered rate:
One month	1.03	5.79	5.47
Three month	1.65	6.01	5.62
United States
Prime Rate	3.25	5.25	8.25

Other Income (net of insurance claims)

The following table shows other income (net of insurance claims) for each of the three years ended March 31, 2009, 2008 and 2007.

	March 31, 2009	March 31, 2008	March 31, 2007
	(in € millions)

Net insurance premium income	1,069	1,940	2,188
Fee and commission income	717	816	898
Fee and commission expense	(232)	(150)	(160)
Net trading expense	(307)	(246)	(70)
Life assurance investment income and losses	(1,570)	(826)	247
Insurance contract liabilities and claims paid	537	(798)	(2,213)
Other operating income	73	238	199

Other Income (net of insurance claims)	287	974	1,089

Financial year ended March 31, 2009 compared to financial year ended March 31, 2008

‘Other income (net of insurance claims)’ reduced by 71% to €287 million in the year to March 31, 2009 compared to the prior year ended March 31, 2008. IFRS income classifications, as mentioned above have also impacted ‘other income (net of insurance claims)’ (credit of €578 million in the year to March 31, 2009, versus a credit of €346 million in the prior year).

Grossing up for policyholders tax in our Life business was a €76 million charge in the twelve months to March 31, 2009 compared to €60 million charge in the previous year. The non recognition of the investment return on treasury shares held for the benefit of policyholders in Bank of Ireland Life increased ‘other income (net of insurance claims)’ by €131 million for the year ended March 31, 2009 compared to a benefit of €189 million for the year to March 31, 2008.

In the year ended March 31, 2009 there was a loss of €7 million on hedge ineffectiveness on transition to IFRS compared to €6 million in the prior year.

Also, there was a significant negative investment valuation variance of €117 million in Bank of Ireland Life due to weaker global equity markets in the year to March 31, 2009, versus a negative investment valuation variance of €50 million in the prior year.

Other contributing factors to the drop in ‘other income (net of insurance claims)’ include lower fees in the Business and Corporate Banking businesses, impairment of investment properties (€46 million), lower management and performance fees in the asset management businesses and the cost to unwind customer risk positions following the Lehmans collapse in mid September 2008 (€39 million). The cost of the government guarantee in the year ended March 31, 2009, was €66 million and is charged to ‘other income (net of insurance claims)’. These charges are partly offset by a gain of €64 million on the widening of credit spreads relating to the Group’s issued notes designated at fair value through profit or loss.

Financial year ended March 31, 2008 compared to financial year ended March 31, 2007

‘Other income (net of insurance claims)’ reduced by 11% to €974 million in the year to March 31, 2008 compared to March 31, 2007. ‘Other income (net of insurance claims)’ in the prior year includes €94m relating to our Davy holding (disposed of in October 2006). IFRS income classifications, as mentioned above have also impacted ‘other income (net of insurance claims)’ (credit of €346 million in the year to March 31, 2008, versus a credit of €122 million in the prior year).

Grossing up for policyholders tax in our Life business was a €60 million charge in the twelve months to March 31, 2008 compared to €19 million credit in the previous year. In addition the non recognition of the investment return on treasury shares held for the benefit of policyholders in Bank of Ireland Life reduced ‘other income (net of insurance claims)’ by €68 million for the year ended March 31, 2007 compared to a benefit of €189 million for the year to March 31, 2008.

In the twelve months to March 31, 2008 there was a loss of €6 million on hedge ineffectiveness on transition to IFRS compared to €2 million in the prior year.

Finally, there was a significant negative investment valuation variance of €50 million in Bank of Ireland Life due to weaker global equity markets.

The drivers of this growth include Global Markets performance, POFS performance and increased activity in our credit card business.

Other operating expenses

The following table sets forth the Group’s other operating expenses for each of the three years ended March 31, 2009.

Other operating expenses

	March 31, 2009	March 31, 2008	March 31, 2007
	(in € millions)

Staff costs	1,181	1,235	1,244
Non-staff costs	1,228	922	915

Other operating expenses	2,409	2,157	2,159

Financial year ended March 31, 2009 compared to financial year ended March 31, 2008

Other operating expenses increased by 12% in the year ended March 31, 2009, which includes €304 million relating to impairment of goodwill and other intangible assets and also costs associated with a number of downsizing initiatives (€83 million). Excluding the impairment of goodwill and the costs associated with the downsizing initiatives in both years, operating expenses are 6% lower on the prior year to March 31, 2008. The Group has carried out an impairment review of all goodwill and other intangible assets on the Group balance sheet at March 31, 2009. The carrying value of the US based asset management businesses, Guggenheim and Iridian, have been severely impacted by the downturn in the global asset management sector, falling assets under management and client redemptions. Consequently a decision was made to write down the carrying value of the businesses to their recoverable amounts, which is fair value less costs to sell. As a result the Group has recorded an impairment charge of €304 million in the year ended March 31, 2009. This impairment has no cash impact nor does it impact the Group’s capital ratios. The Group is currently reviewing its strategic options relating to these businesses.

The downsizing initiatives relate to the Group’s goal of aligning its structure and cost base to an environment of lower levels of new business and activity. These initiatives include the cessation of mortgage lending through the intermediary channel in the UK and downsizing of some activities within Capital Markets and in the UK business banking operations. Total costs for the prior year to March 31, 2008 also included €17 million in restructuring charges.

The Group has tightly managed its headcount during the year. Staff numbers (full time equivalents) were 5% lower at March 31, 2009, at 15,487 compared with March 31, 2008. Variable compensation across the Group has been reduced significantly such that, notwithstanding higher pension costs, staff costs overall are down by 4% when compared with the prior year.

The challenging economic environment, reduced levels of new business and increased impairment levels have brought a renewed focus on our cost infrastructure. Significant progress has been made since the launch of the Strategic Transformation Programme (STP) in March 2005, but the new environment in which the Group finds itself has led to a renewed focus on costs. Tight cost management remains an imperative. We reiterate our commitment to rigorous cost management.

Financial year ended March 31, 2008 compared to financial year ended March 31, 2007

Operating expenses for the year to March 31, 2008 of €2,157 million compare to €2,159 million for the prior year. Our cost/income ratio continued to improve with a further reduction of 1 percentage points from 51% in the year ended March 31, 2007 to 50% in the year ended March 31, 2008.

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

Loans and Advances to Customers

Group loans and advances to customers at 31 March, 2009 were €133.7 billion (net of impairment provisions of €1.8 billion) compared to €135.7 billion (net of impairment provisions €0.6 billion) at March 31, 2008, a 1% decrease. Growth was more significant in the first half of the financial year reflecting the momentum resulting from a strong pipeline developed in the second half of the prior financial year ended March 31, 2008. Balance sheet deleveraging, together with the impact of the significant slowdown in the level of economic activity, resulted in a marginal reduction in loans and advances to customers during the second half of the financial year to March 31, 2009. In January 2009, the Group announced its intention to cease mortgage lending through the intermediary channel in the UK and also to exit from some non-core Corporate Banking international lending niches. Loan demand in Ireland continued to slow throughout the year, in particular in consumer lending.

Loans and Advances to Customers — book composition

The following table analyses the loan book by portfolio:

	Gross Loans and Advances to Customers
	March 31, 2009		March 31, 2008
Portfolio	€bn	%	€bn	%
Residential mortgages	59	44	60	44
Non property Small & Medium Enterprise (SME)/Corporate (non property)	37	27	33	24
Property and Construction:	34	25	36	27

— Investment	22	16	23	17
— Landbank & Development	12	9	13	10

Consumer — unsecured	6	4	7	5

Total Loans and Advances to Customers Before Allowance for Impairment Charges	136	100	136	100

44% of the Group loan book comprises residential mortgages (March 31, 2008: 44%).

27% of the Group loan book is non-property related lending to small and medium sized businesses and larger corporates and is well diversified across industries and geographies. (March 31, 2008: 24%)

25% of the Group loan book comprises exposure to ’non-residential mortgage’ property lending (March 31, 2008: 27%). Of this, 65% or €21.8 billion is investment property lending (March 31, 2008:64%) with the remaining 35% or €12.2 billion being exposures to landbank and development lending (March 31, 2008: 36%).

Loans and Advances to Customers — asset quality

The Group classifies loans as ‘financial assets neither past due nor impaired’, ‘financial assets past due but not impaired’ and ‘impaired financial assets’ in line with the requirements of IFRS7. Loans and advances to customers within ‘financial assets neither past due nor impaired’ are assigned an internal credit grade by the Group based on an assessment of the credit quality of the borrower and these ratings are summarised below:

•	High quality — loans and advances to highly rated obligors, strong corporate counterparties and personal borrowers (including residential mortgages) with whom the Group has an excellent repayment experience;

•	Satisfactory quality — good quality loans that are performing as expected, including loans and advances to small and medium sized enterprises, leveraged entities and more recently established businesses;

•	Acceptable quality — customers with increased risk profiles that are subject to closer monitoring and scrutiny by lenders with the objective of managing risk and moving accounts to an improved rating category;

•	Lower quality but not past due nor impaired — those loans that are neither in arrears nor expected to result in loss but where the Group requires a work down / work out of the relationship unless an early reduction in risk is achievable.

‘Past due but not impaired loans’ and ‘impaired loans’ are defined as follows:

•	Past due but not impaired loans — loans where repayment of interest and / or principal are overdue by at least one day but for which the Group does not expect to incur a loss;

•	Impaired loans — loans with a specific impairment provision attaching to them together with loans (excluding residential mortgages) which are more than 90 days in arrears.

Asset quality — loans and advances to	March 31 2009		March 31 2008		March 31 2007
customers (pre-impairment provisions)	€m	%	€m	%	€m	%

High quality	72,465	53.5%	77,952	57.2%	74,214	59.1%
Satisfactory quality	37,087	27.3%	47,091	34.5%	43,297	34.5%
Acceptable quality	12,556	9.3%	6,527	4.8%	3,849	3.1%
Lower quality but not past due nor impaired	2,330	1.7%	683	0.5%	342	0.3%

Neither past due nor impaired	124,438	91.8%	132,253	97.0%	121,702	97.0%
Past due but not impaired	5,761	4.3%	3,019	2.2%	3,095	2.5%
Impaired	5,322	3.9%	1,062	0.8%	679	0.5%

Total loans and advances to customers	135,521	100.0%	136,334	100.0%	125,476	100.0%

91.8% of loans and advances to customers at March 31, 2009 were classified as ‘neither past due nor impaired’, compared to 97.0% at both March 31, 2008 and March 31, 2007. The deterioration from March 31, 2008 to March 31, 2009, is due primarily to the deterioration in the international and local economic environment, together with a lack of liquidity and a repricing of property assets.

The Group’s ‘challenged’ risk loans were €15.7 billion at March 31, 2009 compared to €4.1 billion at March 31, 2008. These ‘challenged’ loans include ‘impaired loans’, together with elements of ‘past due but not impaired loans’, ‘lower quality but not past due nor impaired’, and loans at the lower end of ‘acceptable quality’ which are subject to increased credit scrutiny. The year on year change of €11.6 billion is due to an increase of €4.3 billion in ‘impaired loans’ with the balance attributable to the impact of general economic conditions on arrears and downward grade migration across the portfolio.

Impaired loans increased from €1,062 million at March 31, 2008 to €5,322 million at March 31, 2009, or from 78bps to 393bps of total loans. The increase in impaired loans reflects the rapid slowdown in the property and construction sectors both in Ireland and the UK together with a deterioration in general economic conditions and weaker consumer sentiment.

	March 31, 2009		March 31, 2008
Impaired loans	€m	bps	€m	bps

Residential mortgages	229	39	15	2
Non-property SME and Corporate	1,187	320	506	151
Property and Construction	3,538	1,042	310	87
Consumer — unsecured	368	652	231	321

Total impaired loans	5,322	393	1,062	78

Total balance sheet provisions against loans and advances to customers were €1,781 million at March 31, 2009 compared to €596 million at March 31, 2008. Impairment provisions as a percentage of total loans were 131bps, the ratio being 24bps for the Group mortgage book and 214bps for non-mortgage lending.

Impairment provisions as a percentage of impaired loans (the coverage ratio) is 33% at March 31, 2009, which compares to 56% at March 31, 2008. This year on year reduction reflects a higher proportion of impaired collateralised loans at March 31, 2009 compared to March 31, 2008. These loans, due to their collateralised nature, require lower provisioning and impact the coverage ratio accordingly.

Balance sheet impairment provisions	March 31, 2009	March 31, 2008	March 31, 2007
Impairment provisions (€ millions)	1,781	596	428
Impaired loans as a % of total loans and advances to customers	393bps	78bps	54bps
Impairment provisions as a % of total loans and advances to customers	131bps	44bps	34bps

• Impairment provisions (mortgages) as a % of mortgage loans	24bps	3bps	3bps
• Impairment provisions (non-mortgages) as a % of non-mortgage loans	214bps	76bps	61bps

Impairment provisions as a% of impaired loans	33%	56%	63%

The Group impairment charge for the year ended March 31, 2009 amounted to €1,435 million or 102bps, when expressed as a percentage of average loans and advances to customers. The charge was 85bps higher than the charge for the twelve months ended March 31, 2008. This higher charge reflects the impact of the rapid deterioration in general economic conditions, consequent downward loan grade migration and falling property values both in Ireland and the UK.

	Year ended		Year ended		Year ended
	March 31		March 31		March 31
	2009		2008		2007
Group impairment charge	€m	Bps	€m	Bps	€m	bps

Specific impairment (net of provision write backs)	1,058	76	210	16	121	10
Incurred but not reported (IBNR)	385	27	30	2	1	—
Recoveries	(8)	(1)	(13)	(1)	(19)	(1)

Total impairment loss charge	1,435	102	227	17	103	9

The split of the Group impairment charge in bps for the year ended March 31, 2009 by portfolio is as follows:

	Year ended		Year ended
	March 31, 2009		March 31, 2008
	Loans &		Loans &
	advances to		advances to
	customers	Impairment	customers	Impairment
	€m	bps	€m	bps

Residential mortgages	127	20	5	1
Non-property Small & Medium Enterprise and Corporate	344	94	83	25
Property and Construction	766	211	60	17
Consumer	198	308	79	110

Total loan impairment charge	1,435	102	227	17

The asset quality of the mortgage portfolio has shown some deterioration with an impairment charge of 20bps in the year to March 31, 2009 compared to 1bp in the prior year. Unemployment is a key risk driver of impairment in the mortgage portfolio and this higher charge reflects the general deterioration in the economy and increase pace of unemployment.

The asset quality of our non-property SME and corporate lending is diversified across a range of business sectors and has been impacted by the general downward trend in levels of economic activity.

The property and construction portfolio represents 25% of the Group’s loan book. The impairment charge of 211bps in the year to March 31, 2009 compares to 17bps in the prior year. The recession in both the Irish and UK economies together with lack of liquidity and falling asset values, have significantly impacted the asset quality in this portfolio.

The impairment charge on the consumer portfolio has increased from 110bps in the year ended March 31, 2008 to 308bps in the year ended March 31, 2009, reflecting a significant deterioration in the asset quality of this book.

	Year ended		Year ended		Year ended
	March 31		March 31,		March 31
	2009		2008		2007
Divisional impairment charge	€m	bps	€m	bps	€m	bps

Retail Republic of Ireland	708	129	146	28	63	14
Capital Markets	305	108	48	19	21	10
UK Financial Services(Stg£)	372	78	23	6	13	4
UK Financial Services (euro equivalent)	422	73	33	6	19	4

Group	1,435	102	227	17	103	9

In Retail Republic of Ireland the impairment charge for the year ended March 31, 2009, was 129bps compared to 28bps for the year ended March 31, 2008. Of the increased year on year impairment charge of €562 million, 10% relates to residential mortgages, 12% relates to consumer lending with the balance of 78% relating primarily to the property and construction component of the business lending portfolio.

In Capital Markets asset quality deteriorated with an impairment charge for the year ended March 31, 2009, of 108bps, up from 19bps for the year ended March 31, 2008. The key driver of the higher year on year charge is the deterioration in the property lending book which was not a feature of the prior year.

The impairment charge in UK Financial Services for the year ended March 31, 2009, has increased to 78bps up from 6bps for the year ended March 31, 2008. The impairment charge relating to the mortgage portfolio for the year ended March 31, 2009, was 20bps compared to 1bp for the year ended March 31, 2008. The balance of the increased impairment charge arises primarily in the property development lending portfolio.

The Group has redeployed significant resources from loan origination into active management of existing loans which has further strengthened its management of past due and impaired loans and is a key risk mitigant for the Group. This heightened focus on credit risk management has also provided the Group with a firm basis for assessing the adequacy of loan impairment provisions at March 31, 2009. The deterioration in general economic conditions, weaker consumer sentiment, reduced liquidity and declines in asset values in the property and construction sectors both in Ireland and the UK over the past year have impacted the increasing trend in impairment charges.

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

As expected against the backdrop of slowing economic activity, our impairment loss charge for the year has increased from a historically low level of 9 basis points (bps) to trend towards more normalised levels.

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

The Group impairment loss charge for the year ended March 31, 2008 amounted to €232 million or 17bps, when expressed as a percentage of average loans and advances to customers. The charge included €46 million (3bps) being 57% coverage on €81 million of exposures to SIVs that are classified as loans and advances to customers. The remaining charge of €186 million or 14bps (excluding SIVs) was 5bps higher than the charge for the year ended March 31, 2007. This higher charge reflected the impact of a slowing economic environment, consequent loan grade degradation and a reversion towards a more normalised level of impairment loss charge following a historically low charge in the year ended March 31, 2007.

Available for sale assets

At March 31, 2009 the Group’s portfolio of available for sale (AFS) financial assets amounted to €26.9 billion (March 31, 2008: €29.3 billion).

Balance Sheet (AFS
				Reserve) and income	Fair Value
			Profile as at March 31,	statement impact	expressed as a % of
Portfolio	Volume	Asset Type	2008	(where applicable)	Underlying Nominal

Liquid Asset Portfolio	€25.2 billion (2008: €26.4 billion)	€2.5 billion government bonds (2008: €1.8 billion)	>95% AAA rated (2008:95% AAA rated)	Mark to market positive impact of €67 million on reserves. No impairment. (2008: mark to market negative impact of €3 million.)	102.0% (2008: 103.2%)
		€22.7 billion senior bank debt and covered bonds (2008: €24.6 billion)	FRNs/ CP/ CDs/ Covered Bonds/ Average rating AA-	Mark to market negative impact of €1,046 million on reserves. Impairment of €61 million. (2008: mark to market negative impact of €278 million. No impairment)	96.6% (2008: 98.4%)
Asset backed Securities Portfolio	€1.7 billion (2008: €2.9 billion)	€0.5 billion RMBS (2008: €0.8 billion) €0.4 billion CMBS (2008: €0.9 billion)	98% AAA/ AA rated; All prime; <3% US 75% AAA/ AA rated: <6% US	Mark to market negative impact of €559 million on reserves.	80.9% (2008: 94.4%)
		€0.8 billion Other (including Student loans/ SME loans/ Whole business ABS/leasing bonds/syndication loans) (2008: €1.2 billion)	98% AAA/ AA/A rated	(2008: mark to market negative impact of €138 million) Cumulative €15 million impairment through income statement as at 31/3/09.

At March 31, 2009, the Liquid Asset Portfolio comprises €25.2 billion of the total AFS financial assets; €2.5 billion in government bonds and €22.7 billion in senior bank debt. The other AFS assets of €1.7 billion are Asset Backed Securities (ABS) comprising Commercial Mortgage Backed Securities (CMBS) of €0.4 billion, Residential

Mortgage Backed Securities (RMBS) of €0.5 billion, Student loans, SME loans, Whole business ABS and syndication loans totaling €0.8 billion and Collateralised Debt Obligations (CDOs) of €40 million.

The Group expects to retain its AFS assets until maturity and, under IFRS, they are marked to market through reserves. The International Accounting Standards Board (IASB) made certain amendments to IAS 39 and IFRS 7 in October 2008 allowing the reclassification of financial assets from AFS to ‘loans and advances to customers’, where they meet the definition of ‘loans and advances to customers’ at the date of reclassification. In particular, bonds which were originally AFS assets but are no longer considered to be traded in an active market would now meet the definition of ‘loans and advances to customers’ and could be reclassified. The Group has reclassified €419 million of AFS assets to ‘loans and advances to customers’ during the year ended March 31, 2009, as they are no longer traded in an active market. (See also note 21 in the F pages of this document.)

The receivership of Washington Mutual resulted in an impairment of €36 million in the AFS portfolio and this has been charged through the income statement in the year ended March 31, 2009. In addition the nationalisation and subsequent receivership of certain Icelandic banks has led to a €25 million impairment charge in the year to March 31, 2009.

The Group has no direct exposure to US subprime asset backed securities and a €7 million (March 31, 2008: €8 million) indirect exposure to this asset class through ABS CDOs.

Trading securities

The Group holds a portfolio of bonds for trading purposes typically taking positions in financial and corporate risk with ratings between investment grade AAA and BBB (average rating A). The value of the portfolio at March 31, 2009 was €125 million (March 31, 2008: €119 million). In the year ended March 31, 2009 this portfolio recorded a profit of €1 million and this is included in the income statement.

Share of associated undertakings and joint ventures

Profit after tax from associated undertakings and joint ventures was reduced from a profit of €46 million for the year ended March 31, 2008 to a loss of €42 million for the year ended March 31, 2009.

First Rate Exchange Services (FRES) a joint venture with the UK Post Office generated profit after tax of £31 million (€39 million) in the year ended March 31, 2009 down from £34 million (€47 million) in the year ended March 31, 2008, as a result of the poor economic environment and weaker Sterling impacting travel abroad from within the UK.

The Group has recorded a charge of €11 million in the year ended March 31, 2009 arising from a review of the goodwill and other intangible assets in Paul Capital Investments, LLC, a US private equity specialist in which the Group has an investment.

The Group has some venture capital investments. These investments reduced in value by €7 million in the year ended March 31, 2009, which is reflected in the income statement.

The Group has a stake in a property unit trust that holds an investment in a UK retail property. This interest, initially acquired by the Group to sell onto private investors, remains on the Group’s balance sheet. The decline in the property market has led to a fall in the value of this interest, which is reflected in the income statement for the year ended March 31, 2009. The net impact on the profit attributable to stockholders from this transaction is a loss of €20 million which is reflected in the following lines in the income statement:

	Year ended	Year ended
	March 31, 2009	March 31, 2008
	€m	€m

Share of loss of associated undertakings and joint ventures	(63)	(40)
Taxation	4	2
Attributable to minority interests	39	20

Net impact on profit attributable to ordinary stockholders	(20)	(18)

Profit on disposal of business activities / property

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

Taxes

The following table sets forth a reconciliation of taxes chargeable at the statutory Irish corporation tax rate and the Group’s effective tax rate for the three years ended March 31, 2009. The effective tax rate is obtained by dividing the tax charge by profit before tax.

	For the Financial year
	ended March 31,
	2009	2008	2007
	(in € millions, except percentages)

Average statutory corporation tax rate	12.5%	12.5%	12.5%

(Loss)/profit before tax multiplied by the standard rate of Corporate tax in Ireland	1	(242)	(245)
Effects of:
Foreign earnings subject to different rates of tax	81	(86)	(49)
Life Assurance — different basis of taxation	58	53	(16)
Derecognition on consolidation of investment return on treasury shares held by BoI Life for policyholders	16	24	(8)
Tax exempted profits and income at a reduced Irish tax rate	(4)	(2)	26
Non-deductible goodwill impairment	(110)
Non-deductible expenses	(19)	(7)	(11)
Prior year adjustments	7	1	(6)
Share of associated undertakings and joint ventures	5	6	5
Other adjustments for income tax purposes	6	24	(2)

Income tax credit/(charge)	41	(229)	(306)

Financial year ended March 31, 2009 compared to financial year ended March 31, 2008

The taxation credit for the Group was €41 million for year ended March 31, 2009 compared to a taxation charge of €229 million in the year ended March 31, 2008. The tax credit arises primarily due to a reduction in earnings across the Group and the life policyholder tax gross-up. The effective tax rate was a credit of 586% for the year ended March 31, 2009, compared to a charge of 11.8% for the year ended March 31, 2008.

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

Divisional Performance: (Loss)/profit before tax

	For the Financial year ended March 31,
	2009	2008	2007
	(in € millions)

Retail Republic of Ireland	11	749	785
Bank of Ireland Life	(107)	48	167
Capital Markets	161	651	572
UK Financial Services	(26)	463	447
Group Centre	(46)	22	(13)

Profit before tax	(7)	1,933	1,958

Retail Republic of Ireland

Retail Republic of Ireland incorporates the Branch Network, Mortgage, Consumer Banking, Business Banking and Private Banking activities in the Republic of Ireland.

Retail Republic of Ireland: Income statement

	March 31, 2009	March 31, 2008	March 31, 2007
	(in € millions)

Net interest income	1,452	1,429	1,311
Other income	277	450	464

Total operating income	1,729	1,879	1,775
Total operating expenses	(940)	(983)	(927)
Impairment losses on loans and advances	(708)	(146)	(63)
Share (loss)/profit from of associated undertakings and joint ventures	(70)	(1)	—

Profit before tax	11	749	785

Financial year ended March 31, 2009 compared to financial year ended March 31, 2008

The year ended March 31, 2009, was particularly challenging for the Retail businesses which were adversely impacted by the rapid and severe contraction in the Irish economy, the downturn in residential and commercial property markets, the effect of stock market weakness on the sale of investment products and the continued dislocation in financial markets.

Retail Republic of Ireland delivered profit before tax of €11 million in the year ended March 31, 2009, compared with €749 million in the year ended March 31, 2008.

The divisional performance for the year ended March 31, 2009, is not directly comparable to the prior year as the current year to March 31, 2009, includes costs associated with the costs of the downsizing initiativess of €9 million. In addition, the prior year numbers to March 31, 2008, include €33 million of a gain in relation to disposal of property compared to nil in the current year.

Net interest income increased by 1% in the year to March 31, 2009, to €1,452 million. However the year on year percentages for net interest income and ‘other income’ are impacted by IFRS income classifications between net interest income and ‘other income’. Excluding the impact of both of these income classifications, net interest income decreased by 1% and ‘other income’ decreased by 4%.

The net interest income reduction primarily reflects higher funding costs associated with market dislocation, tighter liability spreads due to competition and balance sheet mix.

In line with overall market trends, book growth of 5% in mortgages, 1% in business lending and a reduction of 7% in consumer lending resulted in the loan book at March 31, 2009, remaining unchanged compared to March 31, 2008. Deposit growth of 1% was achieved through competitive products, brand strength and distribution capability.

‘Other income’ was lower by 38% in the year ended March 31, 2009, compared to the prior year. This reduction primarily results from lower general insurance sales and higher claims costs, together with the impairment of investment properties and lower sales and commissions.

A strong cost performance was achieved with operating expenses reduced by 5% in the year ended March 31, 2009, compared to the prior year. Staff numbers were reduced significantly (down 6%) and all cost categories were managed very tightly through the year.

Reflecting the sharply disimproved economic environment, rising unemployment and severe weakness in the property and construction sector, the impairment charge for the year ended March 31, 2009 was €708 million or 129bps compared with €146 million or 28bps in the year ended March 31, 2008. Of the year on year increase of €562 million in the impairment charge, 10% relates to residential mortgages, 12% relates to consumer lending with the balance of 78% largely relating to the property and construction component of the business lending portfolio. The impairment charge on the mortgage portfolio was 23bps for the year ended March 31, 2009 compared with 1bp in the year ended March 31, 2008 and this increase largely reflects the impact of higher levels of unemployment and lower property prices. At March 31, 2009, 3 month arrears in the mortgage portfolio were 192bps at March 31, 2009 compared to 70bps at March 31, 2008. The impairment charge on consumer lending was 416bps for the year ended March 31, 2009 compared to 195bps in the prior year. Loan impairment on other lending, primarily property and construction was 210bps for the year ended March 31, 2009 compared to 33bps for the year ended March 31, 2008.

Share of associated undertakings and joint ventures represents the Group’s stake in a property unit trust which holds an investment in a UK retail property.

Financial year ended March 31, 2008 compared to financial year ended March 31, 2007

Retail Republic of Ireland PBT of €749 million for the year to March 31, 2008, compares to €785 million for the prior year. The comparison of divisional performance is affected by the prior year disposals of property. The year to March 31, 2008, includes €33 million in relation to the disposal of property, compared to €87 million in the prior year. Apart from these property disposals, Retail Republic of Ireland delivered PBT growth of 3% from €698 million to €716 million, in the year ended March 31, 2008.

Total operating income grew by 6% while total operating expenses also rose by 6%.

Net interest income increased by 9% with the impact of strong volume growth being partially offset by a lower net interest margin due to, loans growing faster than deposits, the impact of competition on residential mortgage margins and higher funding costs partly offset by improved resource margins.

The Business Banking market grew 16% in the year ended March 31, 2008. A weaker residential property market led to a significant slowdown in mortgage demand as the year progressed; nevertheless the mortgage book grew by 9% in the year ended March 31, 2008.

‘Other income’ fell by 3% principally due to lower profits on property disposals. Excluding the impact of the profit on disposal of property ‘other income’ increased 10%, driven mainly by growth in credit card activity together with the benefit from the disposal of Mastercard shares which accounted for 2 percentage points of this increase.

Operating expenses grew by 6% year on year driven by salary and general inflation together with business growth, partially offset by efficiency gains — cost/income ratio remained constant at 52%.

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

Bank of Ireland Life

	March 31, 2009	March 31, 2008	March 31, 2007
	(in € millions)

(Loss)/profit before tax	(107)	48	167

Financial year ended March 31, 2009 compared to financial year ended March 31, 2008

Profit before tax has fallen from €48 million in the year to March 31, 2008 to a loss of €107 million for the year ended March 31, 2009.

The reduction in profit before tax of €155 million is attributable to the following factors:

•	A reduction of €62 million due to the impact of adverse trading conditions. As Bank of Ireland Life predominately writes unit-linked business, movements in premiums, claims and life assurance investment income and losses are not directly reflective of profit. Rather, profit is impacted more by new business sales, funds under management and charges levied on policyholders. New business sales, particularly lump sum investments, as measured by Annual Premium Equivalent (APE), were 44% lower in the current year compared to the prior year. Funds under management were lower due to weaknesses in investment markets. Also higher policy lapses as investors are increasingly diverting their portfolios from equities to cash have led to the reduction in profit. Bank of Ireland Life has maintained a tight focus on cost management with operating expenses down 1% year on year.

•	A reduction of €67 million due to a negative investment valuation variance of €117 million arising from the weakness in global equity markets, compared to a €50 million charge for the year ended March 31, 2008.

•	A reduction of €16 million due to the charge relating to the gross up of policyholder tax in the current year to March 31, 2009 of €76 million compared to a charge of €60 million in the prior year.

•	A reduction of €10 million due to change in the discount rate and other rate changes. Consistent with long term bond yields, the discount rate applied to future cash flows was increased from 8.0% to 9.0% in the year ended March 31, 2009, (the prior year reflects the impact of an increase in the discount rate to 8.0% from 7.5%).

Financial year ended March 31, 2008 compared to financial year ended March 31, 2007

Profit before tax in Bank of Ireland Life, the Group’s Life and Pension business decreased to €48 million in the year to March 31, 2008 from €167 million in the prior year.

The year on year comparison is directly impacted by a charge relating to the lower gross up of policyholder tax in the current year of €60 million compared to a credit of €19 million in the prior year. Also the outturn for March 31, 2008 includes an investment valuation variance charge of €50 million compared to a credit of €2 million in the prior year. Furthermore, consistent with increases in long term bond yields, the discount rate applied to future cash flows was increased by 0.5% to 8% in the year ended March 31, 2008; this negative impact has been significantly offset by an increase of 0.75% to 6.25% in the future growth rate assumption on unit linked assets, resulting in a net loss of €6 million.

Capital Markets

Our Capital Markets Division comprises Corporate Banking, Global Markets, Asset Management and IBI Corporate Finance.

Capital Markets: Income statement

	March 31, 2009	March 31, 2008	March 31, 2007
	(in € millions)

Net interest income	1,482	1,030	671
Other income	(237)	90	379

Total operating income	1,245	1,120	1,050
Total operating expenses	(690)	(416)	(456)
Impairment losses on loans and advances	(307)	(48)	(21)
Impairment losses on AFS financial assets	(76)	(5)	—
Share of associated undertakings and joint ventures	(11)	—	(1)

Profit before tax	161	651	572

Financial year ended March 31, 2009 compared to financial year ended March 31, 2008

Capital Markets’ profit before tax of €161 million for the year ended March 31, 2009, reduced by 75% over the comparable prior period. The Divisional performance for the year ended March 31, 2009 is not directly comparable with the year ended March 31, 2008 as the current year other operating expenses include goodwill impairment of €304 million, relating to an impairment review of all goodwill and other intangible assets on the Group balance sheet. The carrying value of the US based asset management businesses, Guggenheim and Iridian, have been severely impacted by the downturn in the global asset management sector, falling assets under management and client redemptions. As a result the Group has recorded an impairment charge of €304 million in the year ended March 31, 2009.

In addition, costs associated with the downsizing initiatives of €9 million are included in the current year numbers to March 31, 2009.

Net interest income grew by 44% while ‘other income’ fell by 363%. However the year on year percentages for net interest income and ‘other income’ are impacted by IFRS income classifications between net interest income and ‘other income’. Excluding the impact of both of these income classifications, net interest income increased by 34% and ‘other income’ fell by 29%.

Operating income at €1,245 million for the year ended March 31, 2009 is 11% higher than the prior year due to strong net interest income growth in Corporate Banking coupled with a strong performance in Global Markets. This growth is partly offset by lower ‘other income’ particularly in the Asset Management Services business. The focus on cost management resulted in costs (before impairment of goodwill and other intangibles and costs related to the downsizing initiatives) of €377 million in the year ended March 31, 2009 which were 10% lower than the comparable prior period, mainly driven by a scale back in operations in asset management activities, tighter discretionary spend and lower variable compensation. The divisional cost/income ratio is 56% compared to 37% for the prior period.

Lending growth of 10% for the year ended March 31, 2009, reflects strong volume growth in the 6 months to September 30, 2008 whilst volumes at March 31, 2009, are broadly in line with the September 30, 2008 level. The first half volume growth resulted from the very strong pipeline developed in the second half of the prior financial year. Slowdown in new lending activity in the 6 months to March 31, 2009, reflects a selective approach to new business lending together with the impact of slower economic growth.

Through the Group’s treasury offices in Dublin, London, Belfast and Bristol together with branches in Paris, Frankfurt and the US a significant pool of high quality corporate and institutional deposits was accessed, many arising from the Group’s broader lending and treasury management relationships. Notwithstanding this distribution capability, deposits were down 10% year on year. Following the introduction of the Irish Government Guarantee, higher than usual deposit flows were experienced in the quarter to December 31, 2008. These inflows were unwound in January and February 2009 as a result of negative sentiment towards Ireland following rating agency actions and the nationalisation of Anglo Irish Bank.

Asset quality deteriorated with an impairment charge on loans and advances to customers for the year ended March 31, 2009, of €305 million (108bps) up from €48 million (19bps) for the year ended March 31, 2008. Of the increased impairment charge over the prior period, over 60% relates to some specific provisions together with grade degradation in the property lending portfolio.

In addition, within the AFS financial assets portfolio, an impairment charge of €76 million was incurred in the year ended March 31, 2009, including €36 million on the receivership of Washington Mutual and €25 million on the nationalisation and subsequent receivership of some Icelandic banks.

Corporate Banking delivered €565 million in operating profit before impairment charge in the year ended March 31, 2009, compared to €428 million in the prior year. This is driven by strong interest income growth of 30% reflecting volume growth and higher margins. Excluding costs associated with the downsizing initiatives, other operating expenses are 7% lower year on year, due to lower variable compensation and lower discretionary spend. Corporate Banking’s profit before tax is €247 million for the year ended March 31, 2009, compared to €375 million in the prior year. The impairment charge, year on year, has increased from €48 million to €305 million in the year ended March 31, 2009, reflecting the current challenging economic conditions relative to the benign credit experience of the prior year. Over 60% of the increase relates to property, with the balance spread across the remaining portfolios

Global Markets, which delivers a comprehensive range of risk management products to the Group and its customer base, delivered operating profits before impairment charges of €309 million in the year ended March 31, 2009, which represents a 40% increase on the prior year. This profit growth was driven by growth in third party customer business, together with good positioning in a falling interest rate environment. Profit before tax after impairments of €246 million in the year to March 31, 2009, compares to €221 million in the prior year. The impairment charge of €63 million primarily relates to Washington Mutual (€36 million) and Icelandic banks (€25 million).

Asset Management Services reported a loss before tax of €326 million in the year ended March 31, 2009, compared to a profit of €66 million in the comparable prior period. The loss for the year to March 31, 2009, includes an impairment of goodwill and other intangibles assets charge of €304 million and costs related to the downsizing initiatives of €8 million. Lower income was due to reduced assets under management caused by weakness in global investment markets and some mandate losses, together with losses of €32 million associated with the collapse of Lehmans in September 2008.

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

Net interest income grew by 54% while ‘other income’ fell by 76%. However the year on year percentages for net interest income and ‘other income’ are impacted by IFRS income classifications between net interest income and ‘other income’. The growth in net interest income was driven by strong volume growth and improved margins reflecting the mix of the loan book and improved pricing for risk in a number of loan portfolios. ‘Other income’ growth was impacted by lower assets under management in Asset Management Services.

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

Profit for the year ended March 31, 2008 increased by 54%. The performance of our markets / trading teams has been very strong in volatile market conditions and the result for the year has been positively impacted by above normal levels of trading profits of €30 million; the results also include a credit of €25 million arising from the widening in the credit spread of the Group’s structured liabilities.

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

UK Financial Services: Income Statement

		March 31, 2008
	March 31, 2009	Restated *	March 31, 2007
	(in Stg£ millions)

Net interest income	627	579	531
Other income	115	119	92

Total operating income	742	698	623
Total operating expenses	(447)	(379)	(337)
Impairment losses on loans and advances	(372)	(23)	(13)
Share of associated undertaking and joint ventures	31	34	30

Profit before tax	(46)	330	303

Profit before tax (euro equivalent)	(26)	463	447

*	Divisional PBT performance of UK Financial Services (UKFS) and Group Centre are restated to reflect the corporate restructuring of Bristol & West plc undertaken to obtain the optimum capital and funding treatment for the Group under Basel II. For the year ended March 31, 2008, this restatement reduces the UKFS PBT to £330 million from £353 million and it reduces Group Centre’s loss by an equivalent amount.

The exchange rate applied by the Group in converting the above Sterling amounts to euro for the purposes of preparing the consolidated financial statements was 0.9197 to March 31, 2009, 0.7116 to March 31, 2008 and 0.6783 to March 31, 2007.

Financial year ended March 31, 2009 compared to financial year ended March 31, 2008

The UKFS loss before tax of £46 million for the year ended March 31, 2009, compares to profit before tax of £330 million in the prior year. The Divisional performance for the year ended March 31, 2009 is not directly comparable with the year ended March 31, 2008 as the current year numbers include costs associated with the downsizing initiativess of £56 million.

Total operating income grew by 6% to £742 million in the year ended March 31, 2009. Net interest income grew by 8% due to improved pricing and volume growth in the lending businesses partly offset by the higher funding costs caused by the continuing market dislocation and the margin attrition suffered on deposits due to falling interest rates and severe competition.

Loans and advances to customers (net of impairment provisions) increased by 7% from £45 billion at March 31, 2008 to £48 billion at March 31, 2009. Residential mortgages and business loans grew by 7% and 8% respectively and this largely reflects the momentum resulting from the very strong pipeline developed in the second half of the prior financial year ended March 31, 2008 and carried into the first half of the current financial year ended March 31, 2009. Lending balances were held flat in the 6 months to March 31, 2009 and are expected to reduce going forward following the decision to close the intermediary mortgage channel in the UK, as announced in January 2009.

Customer accounts grew by 15% from £17 billion to £19 billion driven by strong growth in deposits from the UK Post Office network. Business Banking deposits declined over the final few months of the financial year ended March 31, 2009, as depositor sentiment towards Irish financials was negatively impacted by a number of factors including credit rating agency actions and the nationalisation of Anglo Irish Bank.

Operating expenses increased by 18% to £447 million for the year ended March 31, 2009. This includes costs related to the downsizing initiatives of £56 million. Excluding these costs, operating expenses increased by 3% driven by costs associated with deposit gathering initiatives.

The impairment charge increased to £372 million (78bps) in the year ended March 31, 2009 from £23 million (6bps) in the year ended March 31, 2008. The increased impairment charge arises primarily in the landbank and property development component of the business banking portfolio.

Business Banking recorded a loss before tax in the year ended March 31, 2009 compared to a profit before tax in the prior period. The loss includes a charge of £23 million in relation to the costs associated with the downsizing initiatives. Operating profit before impairment charges grew by 6% driven by strong cost management in the period. However higher loan impairment losses in the year ended March 31, 2009, compared to the prior year reflect falls in property values and limited availability of liquidity due to both the recession and deleveraging by many banks. These factors have been particularly severe in the landbank and residential development sectors of the portfolio which account for 84% of the total impairment charge.

The Mortgage business PBT reduced significantly in the year ended March 31, 2009 compared to the prior period. The PBT is after a charge of £37 million in relation to the costs associated with the downsizing initiatives. Operating profit before impairment charges in the Mortgage business in the year ended March 31, 2009, is 15% higher than in the year ended March 31, 2009. This increase in operating profit is driven by higher loan volumes and improved product margins outweighing the impact of higher funding costs and lower redemption income.

Mortgage impairment charges increased from 1bp in the year ended March 31, 2008 to 20bps in the year ended March 31, 2009 driven by the economic downturn which has led to higher arrears and repossessions, and material house price deflation. While arrears have risen sharply during the year from a low base, the mortgage portfolio continues to significantly outperform industry averages. At March 31, 2009, total mortgage portfolio 3 month arrears were 148bps (March 31, 2008: 63bps), which compare favourably to data released by the Council of Mortgage Lenders (CML) on 15 May 2009, which indicated total mortgage portfolio 3 month arrears of 239bps for the overall market. 3 month arrears across standard mortgages were 80bps (March 31, 2008: 49bps). 3 month arrears in relation to buy to let (BTL) mortgages were 173bps (March 31, 2008: 57bps), which compares to CML buy to let data of 309bps. 3 month arrears in relation to self certified mortgages were 366bps (March 2008: 139bps).

Consumer Financial Services which is comprised of a number of business activities with the UK Post Office (largely Post Office Financial Services (POFS), First Rate Exchange Services (FRES) and ATMs) together with some smaller retail businesses, delivered a slightly higher profit for the year ended March 31, 2009, compared to the year ended March 31, 2008. POFS now has in excess of 2 million customers. FRES, the foreign exchange joint venture, had a more challenging year, with the travel market reflecting the effect of the recession and sterling weakness impacting foreign travel.

Division Centre’s loss increased in the year ended March 31, 2009 due mainly to significant investment in deposit gathering together with increased property costs including a fair value loss on owned premises.

Financial year ended March 31, 2008 compared to financial year ended March 31, 2007

UK Financial Services (UKFS) Division delivered a strong performance during the year ended March 31, 2008. PBT increased by 17% to Stg£330 million (12% on a euro equivalent basis).

Total operating income grew by 12% to Stg£698 million for the year ended March 31, 2008. Net interest income grew by 9% and ‘other income’ by 29%. Net interest income growth was due to volume growth for both customer loans and deposits which increased by 19% and 21% respectively partially offset by the impact of higher funding costs. Growth in ‘other income’ was driven by the performance in our joint ventures with the UK Post Office with higher fee income from the increased sales and renewals of insurance products in Post Office Financial Services (POFS) and higher profits in First Rate Exchange Services (FRES).

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

Group Centre

Financial year ended March 31, 2009 compared to financial year ended March 31, 2008*

Group Centre, which comprises earnings on surplus capital, unallocated support costs and some smaller business units, had a net loss of €46 million in the year ended March 31, 2009, compared to a profit of €22 million in the year ended March 31, 2008. The key drivers behind the net loss were costs related to the Government guarantee (€66 million), higher funding costs, and accelerated software depreciation partly offset by the gain associated with the impact of the widening credit spread on the element of the banks own issued debt which is carried at fair value.

Year on year comparison is directly affected by the following items:

Derecognition on consolidation of investment return on treasury shares held by BoI Life for policyholders (2009: €131 million credit, 2008: €189 million credit), hedge ineffectiveness on transition to IFRS (2009: €7 million charge, 2008: €6 million charge), and costs associated with downsizing initiativess (2009: €4 million charge, 2008: €17 million charge).

Adjusted for these items, the net loss for Group Centre increased by €22 million to €166 million in the year to March 31, 2008.

Financial year ended March 31, 2008* compared to financial year ended March 31, 2007

Group Centre, which comprises earnings on surplus capital, unallocated support costs and some smaller business units, had a net profit of €22 million in the year ended March 31, 2008, compared to a net loss of €13 million in the year ended March 31, 2007. Year on year comparison is directly affected by the following items:

Profit on disposal of business activities (2008: nil, 2007: €233 million credit), derecognition on consolidation of investment return on treasury shares held by BoI Life for policyholders (2008: €189 million credit, 2007: €68 million charge), hedge ineffectiveness on transition to IFRS (2008: €6 million charge, 2007: €2 million charge), gain on the sale of Bank of Ireland Head Office (2008: nil, 2007: €32 million credit), and cost associated with restructuring programmes (2008: €17 million charge, 2007: €49 million charge).

Adjusted for these items, the net cost for Group Centre increased by €17 million to €176 million in the year to March 31, 2008. The key drivers behind the higher net loss were increased funding cost due to the market dislocation and the cost of additional subordinated debt capital raised during the financial year partly offset by lower cost particularly from reduced compliance spend resulting form the implementation of the Basel II and Sarbanes Oxley Programmes.

*	Divisional PBT performance of UK Financial Services (UKFS) and Group Centre are restated to reflect the corporate restructuring of Bristol & West plc undertaken to obtain the optimum capital and funding treatment for the Group under Basel II. For the year ended March 31, 2008, this restatement reduces the UKFS PBT to £330 million from £353 million and changes Group Centre’s loss of €10 million to a profit of €22 million.

AVERAGE BALANCE SHEET AND INTEREST RATES

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for each of the three years ended March 31, 2009. The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group. The explanation of the underlying business trends in the Group’s net interest margin, after adjusting for the impact of IFRS income classifications is explained on page 43.

	2009			2008			2007
	Average			Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(in € millions)%			(in € millions)%			(in € millions)%

ASSETS
Loans and advances to banks
Domestic offices	5,912	201	3.4	5,936	230	3.9	7,625	259	3.4
Foreign offices	1,399	45	3.2	1,360	93	6.8	726	33	4.5
Loans and advances to customers(1)
Domestic offices	78,251	4,681	6.0	75,090	4,668	6.2	62,574	3,354	5.4
Foreign offices	62,654	3,452	5.5	59,179	3,796	6.4	53,133	3,140	5.9
Central government and other eligible bills
Domestic offices	—	—	—	10	—	3.9	10	—	3.4
Foreign offices	—	—	—	—	—	—	—	—	—
Available for sale financial assets
Domestic offices	27,748	1,307	4.7	32,932	1,579	4.8	30,368	1,283	4.2
Foreign offices	899	28	3.1	424	25	5.9	1,414	59	4.2
Other financial assets at fair value through profit or loss
Domestic offices	235	—	—	24	—	—	29	—	—
Foreign offices	81	—	—	228	—	—	276	—	—
Other	—	3	—	—	6	—	—	9	—

Total interest-earning assets	177,179	9,717	5.5	175,183	10,397	5.9	156,155	8,137	5.2

Domestic offices	112,146	6,189	5.5	113,992	6,477	5.7	100,606	4,896	4.9
Foreign offices	65,033	3,528	5.4	61,191	3,914	6.4	55,549	3,232	5.8
Other	—	—	—	—	6	—	—	9	—

	177,179	9,717	5.5	175,183	10,397	5.9	156,155	8,137	5.2
Allowance for impairment losses	(936)	—	—	(498)	—	—	(391)	—	—
Non interest earning assets(3)	25,389	—	—	24,726	—	—	22,146	—	—

Total assets	201,632	9,717	4.8	199,411	10,397	5.2	177,910	8,137	4.6

Percentage of assets applicable to foreign activities	31.8%			30.6%			31.2%

AVERAGE BALANCE SHEET AND INTEREST RATES (continued)

	2009			2008			2007
	Average			Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(in € millions)%			(in € millions)%			(in € millions)%

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits from banks(2)
Domestic offices	16,111	521	3.2	7,995	263	3.3	12,526	294	2.3
Foreign offices	989	33	3.3	10,761	577	5.4	15,318	772	5.0
Customer accounts
Domestic offices	42,254	1,221	2.9	33,601	1,229	3.7	31,389	880	2.8
Foreign offices	35,686	1,552	4.3	30,287	1,579	5.2	25,331	1,129	4.5
Debt securities in issue
Domestic offices	41,029	1,625	4.0	49,627	2,351	4.7	36,214	1,609	4.4
Foreign offices	16,567	672	4.1	11,586	697	6.0	6,914	326	4.7
Subordinated liabilities
Domestic offices	4,665	196	4.2	4,472	226	5.1	3,722	167	4.5
Foreign offices	3,424	227	6.6	3,515	229	6.5	3,357	214	6.4
Other	—	—	—	—	(17)	—	—	(11)	—

Total interest bearing liabilities	160,725	6,047	3.8	151,844	7,134	4.7	134,771	5,380	4.0

Domestic offices	104,059	3,563	3.4	95,695	4,069	4.3	83,851	2,950	3.5
Foreign offices	56,666	2,484	4.4	56,149	3,082	5.5	50,920	2,441	4.8
Other	—	—		—	(17)	—	—	(11)	—

Non interest bearing liabilities	160,725	6,047	3.8	151,844	7,134	4.7	134,771	5,380	4.0
Current accounts	10,137	—		12,533	—	—	11,958	—	—
Other non interest bearing liabilities(3)	24,772	—	—	28,084	—	—	25,069	—	—
Stockholders’ equity	5,998	—	—	6,950	—	—	6,112	—	—

Total liabilities and stockholders’ equity	201,632	6,047	3.0	199,411	7,134	3.6	177,910	5,380	3.0

Percentage of liabilities applicable to foreign activities	31.1%			28.2%			28.6%

(1)	Loans to customers include non-accrual loans and loans classified as impaired loans. The Group applies hedge accounting on a macro cash flow basis to the total balance sheet. The outcome of this activity has been allocated between domestic and foreign loans and advances to customers as appropriate.

(2)	The deposits by banks domestic and foreign balance and interest lines above have been adjusted to correct for inter-jurisdictional funding items that arise through normal business activities, to give a more meaningful picture of the Group’s domestic and foreign activities.

(3)	The balance sheets of the life assurance companies have been consolidated and are reflected under ‘non interest earning assets’ and ‘other non interest bearing liabilities’.

Change in Net Interest Income — Volume and Rate Analysis

The following table allocates changes in net interest income between volume and rate for 2009 compared to 2008 and for 2008 compared to 2007. Volume and rate variances have been calculated based on movements in average balances over the period and changes in average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated rateably to volume and rate.

	2009 over 2008			2008 over 2007
	Increase/(Decrease) due to change in
	Average	Average	Net	Average	Average	Net
	Volume	Rate	Change	Volume	Rate	Change
	(in € millions)

INTEREST EARNING ASSETS
Loans to and advances to banks
Domestic offices	(1)	(28)	(29)	(62)	33	(29)
Foreign offices	3	(51)	(48)	38	22	60
Loans and advances to customers
Domestic offices	193	(180)	13	730	584	1,314
Foreign offices	214	(558)	(344)	375	281	656
Central government and other eligible bills
Domestic offices	—	—	—	—	—	—
Foreign offices	—	—	—	—	—	—
Available for sale financial assets
Domestic offices	(245)	(27)	(272)	114	182	296
Foreign offices	19	(16)	3	(52)	18	(34)
Other financial assets at fair value through profit or loss
Domestic offices	—	—	—	—	—	—
Foreign offices	—	—	—	—	—	—
Other	—	(3)	(3)	—	(3)	(3)

Total interest income	183	(863)	(680)	1,143	1,117	2,260

INTEREST BEARING LIABILITIES
Deposits from banks
Domestic offices	263	(5)	258	(127)	96	(31)
Foreign offices	(384)	(160)	(544)	(242)	47	(195)
Customer accounts
Domestic offices	280	(288)	(8)	66	283	349
Foreign offices	257	(284)	(27)	241	209	450
Debt securities in issue
Domestic offices	(373)	(353)	(726)	629	113	742
Foreign offices	244	(269)	(25)	263	108	371
Subordinated liabilities
Domestic offices	9	(39)	(30)	36	23	59
Foreign offices	(6)	4	(2)	10	5	15
Other	—	17	17	—	(6)	(6)

Total interest expense	290	(1,377)	(1,087)	876	878	1,754

Total change in net interest income	(107)	514	407	267	239	506

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

The Group’s residential mortgage portfolio at March 31, 2009 is widely diversified by individual borrower and amounts to 44% (March 31, 2008: 44%) of loans and advances to customers (pre impairment provisions).

The Group loan book comprises exposure of 25% or €34 billion (March 31, 2008: 26% / €36 billion) to property and construction lending. The Group’s businesses and other services portfolio is diversifed between Ireland 64% (March 31, 2008: 75%) and UK and other 36% (March 31, 2008: 25%).

With the exception of residential mortgages, property and construction and business and other services, the Group’s exposure to credit risk from its lending activities in any individual sector or industry does not exceed 10% of loans and advances to customers.

Total loans and advances to customers

The following tables set forth the Bank of Ireland Group’s total loans and advances to customers at March 31 for each of the five years ended March 31, 2009, using data prepared in accordance with IFRS.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

	At March 31,
	2009	2008	2007	2006	2005
	IFRS	IFRS	IFRS	IFRS	IFRS
	(in € millions)

Ireland
Personal
— residential mortgages	27,647	26,696	24,634	19,827	15,686
— other lending	3,406	6,589	6,146	5,212	4,538
Property and construction	19,358	20,313	16,305	10,726	8,051
Business and other services	10,782	9,032	6,284	6,043	4,157
Manufacturing	6,049	5,727	5,446	4,749	4,159
Distribution	3,343	3,726	3,305	2,979	2,239
Transport	935	1,860	1,829	1,168	982
Financial	1,919	1,720	2,381	1,675	1,399
Agriculture	1,954	1,379	1,300	1,160	1,145
Energy	2,555	1,131	889	485	476

Total Ireland	77,948	78,173	68,519	54,024	42,832

United Kingdom & Other
Personal
— residential mortgages	31,241	34,065	35,055	31,171	25,653
— other lending	2,231	2,820	2,808	2,352	1,845
Property and construction	14,597	15,283	13,390	9,652	6,484
Business and other services	6,032	3,016	2,956	2,269	1,754
Manufacturing	1,740	1,362	1,229	943	743
Distribution	795	572	520	295	186
Transport	319	379	319	292	293
Financial	349	439	492	490	237
Agriculture	57	113	105	69	67
Energy	212	112	83	48	61

Total United Kingdom & Other	57,573	58,161	56,957	47,581	37,323

Gross loans and advances to customers	135,521	136,334	125,476	101,605	80,155
Allowance for loan losses	(1,781)	(596)	(428)	(359)	(319)

Total	133,740	135,738	125,048	101,246	79,836

Total loans to customers (%)

The following table sets forth the percentage of total loans to customers represented by each category of loan at March 31 for each of the five years ended March 31, 2009, using data prepared in accordance with IFRS.

	At March 31,
	2009	2008	2007	2006	2005
	IFRS	IFRS	IFRS	IFRS	IFRS
	(in percentages %)

Ireland
Personal
— residential mortgages	20.4%	19.6%	19.6%	19.5%	19.6%
— other lending	2.5%	4.8%	4.9%	5.1%	5.7%
Property and construction	14.3%	14.9%	13.0%	10.6%	10.0%
Business and other services	8.0%	6.6%	5.0%	5.9%	5.2%
Manufacturing	4.5%	4.2%	4.3%	4.7%	5.2%
Distribution	2.5%	2.7%	2.6%	2.9%	2.8%
Transport	0.7%	1.4%	1.5%	1.1%	1.2%
Financial	1.4%	1.3%	1.9%	1.6%	1.7%
Agriculture	1.4%	1.0%	1.0%	1.1%	1.4%
Energy	1.8%	0.8%	0.7%	0.5%	0.6%

Total Ireland	57.5%	57.3%	54.6%	53.2%	53.4%

United Kingdom & Other
Personal
— residential mortgages	23.1%	25.0%	27.9%	30.7%	32.0%
— other lending	1.6%	2.1%	2.2%	2.3%	2.3%
Property and construction	10.8%	11.2%	10.7%	9.5%	8.1%
Business and other services	4.5%	2.2%	2.4%	2.2%	2.2%
Manufacturing	1.2%	1.0%	1.0%	0.9%	0.9%
Distribution	0.6%	0.4%	0.4%	0.3%	0.2%
Transport	0.2%	0.3%	0.3%	0.3%	0.4%
Financial	0.3%	0.3%	0.4%	0.5%	0.3%
Agriculture	0.0%	0.1%	0.1%	0.1%	0.1%
Energy	0.2%	0.1%	0.1%	0.0%	0.1%

Total United Kingdom & Other	42.5%	42.7%	45.4%	46.8%	46.6%

Group total loan portfolio	100.0%	100.0%	100.0%	100.0%	100.0%

Analysis of Loans to Customers by Maturity and Interest Rate Sensitivity

The following tables analyse loans by maturity and interest rate sensitivity. Overdrafts, which represent a significant proportion of the portfolio, are classified as repayable within one year. Approximately 15.8% of the Bank of Ireland Group’s loan portfolio at March 31, 2009 was provided on a fixed rate basis. Fixed-rate loans are defined as those loans for which the interest rate is fixed for the full life of the loan. Variable-rate loans include some loans for which the interest rate is fixed for an initial period (e.g., some residential mortgages) but not for the full life of the loan. The interest rate exposure is managed by Global Markets within agreed policy parameters. See Item 11 ‘‘Quantitative and Qualitative Disclosures about Market Risk”.

	As at March 31, 2009
		After 1 year
	Within	but within	After 5
	1 year	5 years	years	Total
	(in € millions)

Ireland	15,065	22,854	40,029	77,948
United Kingdom & Other	10,930	18,022	28,621	57,573

Total loans by maturity	25,995	40,876	68,650	135,521

Fixed rate	7,100	10,348	3,984	21,432
Variable rate	18,895	30,528	64,666	114,089

Total loans by maturity	25,995	40,876	68,650	135,521

The following table sets forth an analysis of loans by maturity within each classification as at March 31, 2009.

	As at March 31, 2009
		After 1 year
	Within	but within	After 5
	1 year	5 years	years	Total
	(in € millions)

Ireland
Personal
— residential mortgages	890	3,771	22,986	27,647
— other lending	1,694	1,347	365	3,406
Property and construction	6,538	7,090	5,730	19,358
Business and other services	2,330	3,621	4,831	10,782
Manufacturing	1,164	3,105	1,780	6,049
Distribution	974	922	1,447	3,343
Transport	71	507	357	935
Financial	325	889	705	1,919
Agriculture	659	543	752	1,954
Energy	420	1,059	1,076	2,555

Total Ireland	15,065	22,854	40,029	77,948

United Kingdom & Other
Personal
— residential mortgages	1,628	6,342	23,271	31,241
— other lending	1,169	940	122	2,231
Property and construction	6,004	6,621	1,972	14,597
Business and other services	1,242	2,244	2,546	6,032
Manufacturing	456	975	309	1,740
Distribution	130	552	113	795
Transport	65	142	112	319
Financial	147	85	117	349
Agriculture	36	10	11	57
Energy	53	111	48	212

Total UK & Other	10,930	18,022	28,621	57,573

Group total loan portfolio	25,995	40,876	68,650	135,521

Movement in the Allowance for Loan Losses

Loan Loss Provisioning Methodology

Through its ongoing credit review processes, the Group seeks to identify deteriorating loans early with a view to taking corrective action to prevent the loan becoming impaired. Typically, loans that are at risk of impairment are managed by dedicated specialist units/debt collection teams focused on “working out” loans.

The identification of loans for assessment as impaired is driven by the Group’s credit risk rating systems. It is the Group’s policy to provide for impairment promptly and consistently across the loan book. For those loans that become impaired, the focus is to minimise the loss that the Group will incur from the impairment. This may involve entering into restructuring arrangements or action to enforce security or legal pursuit of individuals who are personally liable for the loan.

All credit exposures, either individually or collectively, are regularly reviewed for objective evidence of impairment; where such evidence of impairment exists, the exposure is measured for an impairment provision. The criteria used to determine that there is objective evidence of impairment include:

•	Delinquency in contractual payments of principal or interest;

Movement in the Allowance for Loan Losses (continued)

•	Cash flow difficulties;

•	Breach of loan covenants or conditions;

•	Deterioration of the borrower’s competitive position;

•	Deterioration in the value of collateral;

•	External rating downgrade below an acceptable level; and

•	Initiation of bankruptcy proceedings

Where objective evidence of impairment exists, as a result of one or more past events, the Group is required to estimate the recoverable amount of the exposure or group of exposures.

For financial reporting purposes, loans on the Balance Sheet that become impaired are written down to their estimated recoverable amount. The amount of this write down is taken as an impairment charge to the income statement.

The Group’s impairment provisioning methodologies are compliant with International Financial Reporting Standards (IFRS). International Accounting Standard (IAS) 39 requires that there is objective evidence of impairment and that the loss has been incurred. The Standard does not permit the recognition of expected losses, no matter how likely these expected losses may appear. All exposures are assessed for impairment either individually or collectively:

Methodology for Individually Assessing Impairment

An individual impairment assessment is performed for any exposure for which there is objective evidence of impairment, and where the exposure is above an agreed minimum threshold. The carrying amount of the exposure net of the estimated recoverable amount (and thus the specific provision required) is calculated using a discounted cashflow analysis. This calculates the estimated recoverable amount as the present value of the estimated future cash flows, discounted at the exposure’s original effective interest rate (or the current effective interest rate for variable rate exposures). The estimated future cashflows include forecasted principal and interest payments (not necessarily contractual amounts due) including cashflows, if any, from the realisation of collateral/security held, less realisation costs.

Methodology for Collectively Assessing Impairment

Where exposures fall below the threshold for individual assessment of impairment, such exposures with similar credit risk characteristics (e.g. portfolio of consumer personal loans) are pooled and are collectively assessed for impairment. A provision is then calculated by estimating the future cashflows of a group of exposures that are collectively evaluated for impairment. This estimation considers the expected contractual cashflows of the exposures in a portfolio and the historical loss experience for exposures with credit risk characteristics similar to those in the portfolio being assessed. Assumptions and parameters used to create the portfolio provision, which are based on historical experience (i.e. amount and timing of cashflows/loss given default), are regularly compared against current experience in the loan book and current market conditions. Where there is objective evidence of impairment on a collective basis, this is treated as a provision related to impaired loans in line with individually assessed loans.

Methodology for establishing Incurred but not Reported (IBNR) provisions

Impairment provisions are also recognised for losses not specifically identified but which, experience and observable data indicate, are present in the portfolio at the date of assessment. These are described as Incurred but not Reported provisions.

Statistical models are used to determine the appropriate level of IBNR provisions. These statistical models estimate latent losses taking into account migration rates within the given emergence period and historical loss and recovery

Methodology for establishing Incurred but not Reported (IBNR) provisions (continued)

rates. Other factors taken into consideration in estimating IBNR provisions include local and international economic climates, changes in credit management processes and policies, changes in portfolio risk profile and the effect of any external factors such as legal or competition requirements.

The statistical models and inputs used for the collective assessment of impairment are regularly reviewed and revised where necessary. In response to the current environment, the Group’s models now look to more recent and relevant assessment periods, recovery rates and emergence periods in the context of its enhanced credit risk management model.

Whilst provisioning is an ongoing process, all business units formally review and confirm the appropriateness of their provisioning methodologies and the adequacy of their impairment provisions on a half yearly basis. Their conclusions are reviewed by Group Credit and the GRPC.

The Group’s provisioning methodology is approved by the GRPC on a half yearly basis.

The quantum of the Group’s loan impairment charge, impaired loans balances and provisions is also reviewed by the GRPC semi annually, in advance of providing a recommendation to the Group Audit Committee.

Impaired loans increased from €1,062 million at March 31, 2008 to €5,322 million at March 31, 2009, or from 78bps to 393bps of total loans. The increase in impaired loans reflects the rapid slowdown in the property and construction sectors both in Ireland and the UK together with a deterioration in general economic conditions and weaker consumer sentiment.

Total balance sheet provisions against loans and advances to customers were £1,781 million at March 31, 2009 compared to €596 million at 31 March 2008. Impairment provisions as a percentage of total loans were 131bps, the ratio being 24bps for the Group mortgage book and 214bps for non-mortgage lending.

Impairment provisions as a percentage of impaired loans (the coverage ratio) is 33% at March 31, 2009, which compares to 56% at March 31, 2008. This year on year reduction reflects a higher proportion of impaired collateralised loans at March 31, 2009 compared to March 31, 2008. These loans, due to their collateralised nature, require lower provisioning and impact the coverage ratio accordingly.

Methodology for establishing Incurred but not Reported (IBNR) provisions (continued)

The following table presents information regarding the movement in impairment for loan losses in each of the five years ended March 31, 2009 using data prepared in accordance with IFRS.

	Financial year ended March 31,
	2009	2008	2007	2006	2005
	IFRS	IFRS	IFRS	IFRS	IFRS(1)
	Impairment	Impairment	Impairment	Impairment	Impairment
	(in € millions)

Allowance at beginning of year	596.1	428.1	359.0	318.7	471.8
Total allowance	596.1	428.1	359.0	318.7	471.8
Exchange and other adjustments	4.4	(29.1)	(0.6)	0.6	(9.2)
Unwind of discount	(18.5)	—	—	—	—
Recovery of amounts previously charged off:
Ireland	3.4	10.1	16.8	19.6	19.5
United Kingdom	4.9	3.2	2.2	1.7	1.9

Total recovery of amounts previously charged off	8.3	13.3	19.0	21.3	21.4

Amounts charged off:
Ireland	(197.4)	(30.0)	(27.5)	(71.9)	(131.9)
United Kingdom	(47.3)	(12.7)	(25.2)	(13.1)	(12.6)

Total amounts charged off	(244.7)	(42.7)	(52.7)	(85.0)	(144.5)

Provision for impairment losses charged to income:
Ireland	1,050.5	171.3	77.4	73.5	86.6
United Kingdom	384.9	55.2	26.0	29.9	(7.4)

	1,435.4	226.5	103.4	103.4	79.2
Impairment loss write back	—	—	—	—	(100)

Allowance at end of year	1,781.0	596.1	428.1	359.0	318.7

Total allowance	1,781.0	596.1	428.1	359.0	318.7

(1)	Figures presented in accordance with IFRS excluding IAS 32 and 39 and IFRS 4.

Provisions and allowances for loan losses (%)

The following table presents additional information regarding provisions and allowances for loan losses for each of the five years ending March 31, 2009 using data prepared in accordance with IFRS.

	For the Financial Year Ended March 31,
	2009	2008	2007	2006	2005
	IFRS	IFRS	IFRS	IFRS	IFRS(1)
	(in € millions, except percentages)
	%	%	%	%	%

Allowance at end of year as a percentage of total loans to customers at end of year:
Ireland	1.69	0.64	0.50	0.53	0.64
United Kingdom	0.80	0.15	0.14	0.15	0.11

Total	1.31	0.44	0.34	0.35	0.40

Specific	0.90	0.32	0.23	0.23	0.23
IBNR	0.41	0.12	0.11	0.12	0.17

Total	1.31	0.44	0.34	0.35	0.40

Allowance at end of year as a percentage of impaired loans at end of year(2)
Ireland	31.84	63.72	63.56	61.65	100.52
United Kingdom	39.15	32.65	60.53	94.03	69.98

Total	33.45	56.16	62.97	66.12	95.05

Average loans to customers(3)	140,905	134,269	115,717	93,075	74,304
Provisions charged to income as a percentage of average loans to customers:
Specific	0.75	0.14	0.09	0.10	0.16
IBNR	0.27	0.03	—	0.01	(0.05)

Total	1.02	0.17	0.09	0.11	0.11

Net loans charged off as a percentage of average loans to customers	0.17	0.02	0.03	0.07	0.17

(1)	Figures presented in accordance with IFRS excluding IAS 32 and 39 and IFRS 4.

(2)	Prior to the implementation of IFRS accruing loans which were contractually past due 90 days or more as to principal or interest payments and loans which were ‘troubled debt restructurings’ as defined in SFAS No. 15 ‘ Accounting by Debtors and Creditors for Troubled Debt Restructuring’ were not included. The March 2009 calculation (33.45%) which is based on impaired loans does include non-home mortgage loans which are contractually past due 90 days or more as to principal or interest payments. The comparable figure for March 2008 is 56.16%.

(3)	Average loans include average interest earning and non-interest earning loans.

Loans charged off

The following table provides information regarding loans charged off for each of the five years ended March 31, 2009 using data prepared in accordance with IFRS.

	At March 31,
	2009	2008	2007	2006	2005
	IFRS	IFRS	IFRS	IFRS	IFRS(1)
		(in € millions)

Ireland
Agriculture	2.1	0.9	1.3	2.0	3.6
Energy	—	—	—	—	7.7
Manufacturing	2.8	2.4	1.5	1.2	1.5
Property and construction	0.8	2.4	0.9	1.8	2.2
Distribution	1.3	1.1	0.7	2.9	2.0
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	113.1	14.0	6.6	20.7	47.2
Personal
— residential mortgages	0.1	0.1	—	—	—
— other lending	77.2	9.1	16.5	43.3	67.7

	197.4	30.0	27.5	71.9	131.9

United Kingdom
Agriculture	0.1	0.1	—	0.1	0.1
Manufacturing	3.3	0.5	1.0	0.4	2.8
Property and construction	14.3	1.0	0.3	0.2	0.1
Distribution	2.7	0.2	0.2	0.4	0.1
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	8.5	1.1	8.9	0.6	1.5
Commercial mortgages	—	—	—	0.4	1.0
Personal
— residential mortgages	9.6	2.9	2.2	—	—
— other lending	8.8	6.9	12.6	11.0	7.0

	47.3	12.7	25.2	13.1	12.6

Group total	244.7	42.7	52.7	85.0	144.5

(1) Figures presented in accordance with IFRS excluding IAS 32, 39 and IFRS 4.

Recoveries of loans previously charged off

The following table presents an analysis of the Group’s recoveries of loans previously charged off for each of the five years ended March 31, 2009 using data prepared in accordance with IFRS.

	At March 31,
	2009	2008	2007	2006	2005
	IFRS	IFRS	IFRS	IFRS	IFRS(1)
	(in € millions)

Ireland
Agriculture	—	0.4	0.8	0.5	0.6
Manufacturing	—	—	0.3	0.2	1.0
Property and construction	—	—	0.5	0.3	0.8
Distribution	—	0.1	0.7	0.3	0.3
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	1.4	4.9	2.6	8.2	6.9
Personal
— residential mortgages	—	—	—	—	—
— other lending	2.0	4.7	11.9	10.1	9.9

	3.4	10.1	16.8	19.6	19.5

United Kingdom
Agriculture	—	—	—	0.1	—
Manufacturing	—	—	—	0.3	0.1
Property and construction	0.9	—	—	0.1	0.1
Distribution	—	—	—	0.1	0.1
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	—	—	—	0.2	0.3
Commercial mortgages	—	—	—	0.1	0.3
Personal
— residential mortgages	4.0	2.2	0.9	—	0.1
— other lending	—	1.0	1.3	0.8	0.9

	4.9	3.2	2.2	1.7	1.9

Group total	8.3	13.3	19.0	21.3	21.4

(1) Figures presented in accordance with IFRS excluding IAS 32 and 39 and IFRS 4.

Analysis of allowances for loan losses by sector

The following table present an analysis of allowances for loan losses at March 31, for each of the five years ended March 31, 2009 using data prepared in accordance with IFRS.

	At March 31,
	2009	2008	2007	2006	2005
	IFRS	IFRS	IFRS	IFRS	IFRS(1)
	(in € millions)

Ireland
Agriculture	14.0	10.6	11.0	10.4	11.6
Energy	10.7	0.2	—	0.1	8.4
Manufacturing	52.5	20.5	32.0	5.3	8.4
Property and construction	371.0	46.0	11.5	8.5	5.6
Distribution	30.0	20.4	16.2	9.1	6.6
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	174.0	125.0	86.9	95.0	51.5
Personal
— residential mortgages	49.3	0.0	0.3	1.6	2.0
— other lending	195.0	136.0	82.6	52.9	55.6

	896.5	358.7	240.5	182.9	149.7

United Kingdom
Agriculture	0.6	0.3	0.4	0.6	0.2
Manufacturing	1.5	2.2	1.4	0.9	1.4
Property and construction	221.9	16.5	13.0	1.2	1.9
Distribution	13.9	11.2	3.7	0.4	0.7
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	16.5	11.3	4.2	13.8	4.4
Commercial mortgages	—	—	—	0.3	3.5
Personal
— residential mortgages	26.2	5.5	8.1	4.8	0.5
— other lending	40.7	20.6	14.6	18.4	11.3

	321.3	67.6	45.4	40.4	23.9

Total specific allowance	1,217.8	426.3	285.9	223.3	173.6
Total IBNR allowance	563.2	169.8	142.2	135.7	145.1

Total group allowance	1,781.0	596.1	428.1	359.0	318.7

(1) Figures presented in accordance with IFRS excluding IAS 32, 39 and IFRS 4.

Loan losses as a percentage of total loans

The following table presents an analysis of allowances for loan losses as a percentage of total loans at March 31, for each of the five years ended March 31, 2009 using data prepared in accordance with IFRS.

	At March 31
	2009	2008	2007	2006	2005
	IFRS	IFRS	IFRS	IFRS	IFRS(1)
	(%)	(%)	(%)	(%)	(%)

Ireland
Agriculture	0.73	0.77	0.85	0.90	1.01
Energy	0.42	0.02	—	0.02	1.76
Manufacturing	0.87	0.35	0.58	0.11	0.20
Property and construction	1.92	0.23	0.07	0.08	0.07
Distribution	0.90	0.55	0.49	0.30	0.29
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and other services	1.61	1.37	1.37	1.57	1.24
Personal
— residential mortgages	0.18	—	0.03	0.01	0.03
— other lending	5.73	2.06	1.34	1.05	1.33

	1.15	0.46	0.36	0.35	0.36

United Kingdom
Agriculture	1.05	0.27	0.38	0.87	0.30
Energy	0.05	—	—	—	—
Manufacturing	0.09	—	0.12	0.11	0.21
Property and construction	1.52	0.18	0.13	0.02	0.04
Distribution	1.75	0.11	0.71	0.14	0.38
Transport	—	1.98	—	—	—
Financial	—	—	—	—	—
Business and Other Services	0.27	—	0.14	0.63	0.25
Commercial mortgages	—	0.39	—	0.01	0.16
Personal
— residential mortgages	0.08	0.02	0.02	0.02	—
— other lending	1.82	0.73	0.50	0.76	0.61

	0.56	0.12	0.08	0.09	0.06

Total specific allowance	0.90	0.31	0.23	0.23	0.22
Total IBNR allowance	0.41	0.12	0.11	0.12	0.18

Total group allowance	1.31	0.44	0.34	0.35	0.40

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

The table below details the information using data prepared in accordance with IFRS for the years ended March 31, 2009, 2008, 2007, 2006 and 2005.

	At March 31,
	2009	2008	2007	2006	2005
	IFRS	IFRS	IFRS	IFRS	IFRS(1)
	(in € millions)

Loans accounted for on a non-accrual basis
Ireland(2)	2,984	549	402	284	275
United Kingdom(2)	838	133	89	57	60

Total	3,822	682	491	341	335

Accruing loans which are contractually past due 90 days or more as to principal or interest(3)
Ireland	1,159	255	144	184	115
United Kingdom	341	125	44	20	16

Total	1,500	380	188	204	131

Home Mortgage Loans — Accruing loans which are contractually past due 90 days or more as to principal or interest(4)
Ireland	430	198	136	97	91
United Kingdom	516	194	153	154	153
Total	946	392	289	251	244

Total risk elements in lending	6,268	1,454	968	796	710

Restructured loans not included above	71	—	—	—	—

(1)	Figures presented in accordance with IFRS excluding IAS 32 and 39 and IFRS 4.

(2)	Includes loans in Ireland and the UK where interest is accrued but provision has been made. The loans on which no interest is accrued amounted to €1,194 million at March 31, 2009 (2008: €358 million) and the provisions thereon amounted to €369 million at March 31, 2008 (2008: €199 million).

(3)	Overdrafts generally have no fixed repayment schedule and are not included in this category.

(4)	Includes Home Mortgage Loans in Ireland and the UK (March 31, 2009: €430 million in Ireland and €516 million in the UK) which are secured and, typically in the UK, where the original loan to value ratio exceeds 75%, benefit from mortgage indemnity insurance.

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

Cross-border outstandings exceeding 1% of total assets are set forth in the following table.

	Banks and		Commercial		As
	other	Government	and industrial		percentage
	financial	and official	and other		of total
	institutions	institutions	private sector	Total	assets(2)
	(in € millions, except percentages)

IFRS
As at March 31, 2009 United Kingdom	2,032	—	1,675	3,708	1.91%
IFRS
As at March 31, 2008 United Kingdom	2,706	—	1,318	4,024	2.04%
IFRS
As at March 31, 2007 United Kingdom	2,818	—	1,195	4,013	2.12%
IFRS(1)
As at March 31, 2006 United Kingdom	2,452	—	761	3,213	2.00%

(1) Figures presented in accordance with IFRS excluding IAS 32 and 39 and IFRS 4.

(2)	Assets, consisting of total assets as reported in the consolidated balance sheet plus acceptances were €194.1 billion at March 31, 2009 (€197.4 billion at March 31, 2008, €188.9 billion at March 31, 2007.).

Cross-border outstandings to borrowers in countries in which such outstandings amounted to between 0.75% and 1.0% of total assets in aggregate were €1,508 million at March 31, 2009, €1,482 million at March 31, 2008 and €3,089 million at March 31, 2007. The only country concerned in 2009 was Sweden (2008: Australia, 2007: France and Australia)

Debt Securities

The following table shows the book value of Bank of Ireland Group’s debt securities at March 31, 2009, 2008 and 2007.

	At March 31,
	2009	2008	2007
	(in € millions)

Irish Government	1,795	467	2,535
Other European government	2,368	3,430	5,789
US Treasury and US government agencies	11	—	225
Mortgage backed obligations	—	392	—
Collateralised Mortgage Obligations	846	1,317	2,242
Corporate bonds	24,262	25,290	24,194
Other securities	1,029	985	1,859

	30,311	31,881	36,844

The market value of Bank of Ireland Group’s Irish Government securities (the book value of which exceeded 10% of stockholders’ equity) at March 31, 2009 was €1.8 billion (March 31, 2008: €0.5 billion and March 31, 2007: €2.5 billion).

The following table categorises the Group’s available for sale debt securities assets by maturity and weighted average yield at March 31, 2009.

	At March 31, 2009
			More than 1 year		More than 5 Years
	Less than 1 year		less than 5 years		less than 10 years		After 10 years
		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average
	Market	Percent	Market	Percent	Market	Percent	Market	Percent
	Value	Yield	Value	Yield	Value	Yield	Value	Yield
	(in € millions, except percentages)

Irish government	5	3.2%	1,380	4.0%	—	—	—	—
Other European government	—	—	1,046	3.6%	30	4.8%	—	—
US Treasury & US government agencies	—	—	—	—	—	—	—	—
Mortgage backed obligations	—	—	—	—	—	—	—	—
Collateralised mortgage obligations	114	2.7%	579	2.5%	182	2.6%	46	2.5%
Corporate bonds	5,885	2.2%	14,735	2.9%	1,999	4.2%	310	4.2%
Other	89	0.2%	179	7.3%	206	5.1%	11	2.1%

Total market value	6,093		17,919		2,417		367

Maturity is remaining contractual maturity except for mortgage-backed securities where maturity has been calculated on an expected duration basis. The weighted average yield for each range of maturities is calculated by dividing the annual interest income prevailing at the balance sheet date by the book value of securities held at that date.

The figures included in the table above are net of impairment charges of €76 million in the year ended March 31, 2009 (March 31, 2008: €5 million)

Loans and Advances to Banks

The Group places funds with other banks for a number of reasons, including liquidity management, the facilitation of international money transfers and the conduct of documentary credit business with correspondent banks.

Limits on the aggregate amount of placings that may be made with individual institutions are established in accordance with Group credit policy.

The following table analyses placings with banks, based on the branches from which the placing is made for each of the three years ended March 31, 2009. Placings with banks are included in Loans and Advances to Banks in the financial statements.

	At March 31,
	2009	2008	2007
	(in € millions)

Placings with banks repayable within 30 days:
Domestic	5,978	6,822	4,296
Foreign	1,031	2,362	1,769

Total	7,009	9,184	6,065

Placings with banks repayable beyond 30 days:
Domestic	867	179	1,026
Foreign	10	46	119

Total	877	225	1,145

Total	7,886	9,409	7,210

LIABILITIES

Deposits

The following table analyses average deposits by customers based on the location of the branches in which the deposits are recorded for each of the three years ended March 31, 2009.

	2009	2008	2007
	(in € millions)

Branches in Ireland	51,245	44,913	40,733
Branches outside Ireland	36,832	31,508	26,476

Total	88,077	76,421	67,209

	Average		Average		Average
	Interest Rate		Interest Rate		Interest Rate
	during 2009	2009	during 2008	2008	during 2007	2007
	%	(in € millions)%		(in € millions)%		(in € millions)

Branches in Ireland
Current accounts:
Interest bearing	3.2	1,603	3.1	1,965	2.0	1,348
Non-interest bearing	—	8,991	—	11,312	—	10,813
Deposit accounts:
Demand	1.8	16,020	1.9	17,616	2.1	14,932
Time	3.5	24,631	5.9	13,366	3.5	13,209
Other deposits	—	—	5.5	654	3.9	431

		51,245		44,913		40,733

Branches outside Ireland
Current accounts:
Interest bearing	4.3	2,050	5.0	2,736	3.9	2,874
Non-interest bearing	—	1,146	—	1,221	—	1,145
Deposit accounts:
Demand	4.0	14,488	4.8	10,174	3.7	8,774
Time	4.5	19,148	5.4	17,108	5.1	12,944
Other Deposits	—	—	6.0	269	4.3	739

		36,832		31,508		26,476

Total		88,077		76,421		67,209

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

	At March 31, 2009
	0-3	3-6	6-12	Over 12
	months	months	months	months
	(in € millions)

Time deposits
Domestic branches	16,365	1,182	1,540	1,240
Foreign branches	6,909	1,780	1,540	477
Certificates of deposit
Domestic branches	6,312	1,164	13	—
Foreign branches	4,354	286	704	15

	33,940	4,412	3,797	1,732

Non-resident deposits held in domestic branches at March 31, 2009 accounted for approximately 11.6% of total deposits.

Return on Equity and Assets

Please see Table 2 in “Selected Consolidated Financial Data” on page 10 for further details.

Short-Term Borrowings

The following table shows details of short term borrowings of the Group for each of the three years ended March 31, 2009.

	At March 31,
	2009	2008	2007
	(in € millions, except percentages)

Debt securities in issue
End of year outstandings	45,133	60,842	59,523
Highest month-end balance	64,276	66,018	59,523
Average balance	57,546	61,213	43,128
Average rate of interest
At year end	2.0%	4.6%	4.1%
During year	3.8%	5.0%	4.5%
Deposits by banks
End of year outstandings	9,305	12,381	14,258
Highest month end balance	14,821	17,510	22,536
Average balance	11,160	13,636	18,518
Average rate of interest
At year end	1.6%	4.3%	5.3%
During year	3.2%	4.0%	4.1%
Repurchase agreements
End of year outstandings	19,509	1,749	6,147
Highest month end balance	19,509	7,457	13,881
Average balance	5,940	5,454	10,796
Average rate of interest
At year end	1.3%	4.5%	5.1%
During year	3.4%	5.7%	3.4%

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

The table below details the roles held by members of the Court of Directors, the years they were appointed a Director and, in the case of Executive Directors, the year of appointment to their present position in square brackets. This information is correct as at May 8, 2009.

On May 18, 2009 Richard Burrows announced his intention to stand down from his position as Governor. George Magan and David Dilger are scheduled to retire from the Court, each having completed two three year terms. These changes become effective from the end of the Annual General Court in July 2009.

Name	Age	Position held	Year appointed a director

Directors
Richard Burrows	63	Governor	2000
George Magan	63	Deputy Governor	2003
Richie Boucher [2009, 2005]	50	Group Chief Executive and Chief Executive, Retail Financial Services Ireland	2006
John O’Donovan [2001]	57	Group Chief Financial Officer	2002
David Dilger	52	Non-Executive Director	2003
Paul Haran	51	Non-Executive Director	2005
Dennis Holt	60	Non-Executive Director	2006
Declan McCourt	63	Non-Executive Director	2004
Heather Ann McSharry	48	Non-Executive Director	2007
Rose Hynes	51	Non-Executive Director	2007
Terry Neill	63	Non-Executive Director	2004
Jerome Kennedy	60	Non-Executive Director	2007
Tom Considine	64	Non-Executive Director	2009
Joe Walsh	65	Non-Executive Director	2009
Des Crowley [2006]	49	Chief Executive, UK Financial Services	2006
Denis Donovan [2006]	55	Chief Executive, Capital Markets	2006
Executive Officers
Christine Brennan	56	Head of Group HR
John Clifford	59	Group Secretary
Ronan Murphy	56	Group Chief Risk Officer
Tony Wyatt	59	Director, Group Manufacturing

Non-Executive Officers

Richard Burrows
Governor

Appointed to the Court in 2000. Governor since July 2005. Spent his career in the drinks industry in general management. Chief Executive of Irish Distillers Group (1978-2000), and co-chief executive of Pernod Ricard SA (2000-2005) during a period of strategic change and growth by acquisition of Seagram and Allied Domecq. Chairman of National Development Corporation (1984-1988), and President of IBEC (1998-2000). Director of Carlsberg Group, Rentokil Initial plc and Mey Icki San.ve Tic A.S.

(Age 63)

George Magan  FCA
Deputy Governor

Appointed to the Court in 2003. Senior Independent Director 2005-2006. Appointed Deputy Governor in October 2006. Chairman of Morgan Shipley Ltd. (Dubai). Director of Allied Investment Partners PJSC (Abu Dhabi) and Synergy Insurance Holdings Ltd (UK). Former Group Director of Morgan Grenfell and former Chairman of JO Hambro Magan, NatWest Markets Corporate Finance and Hawkpoint Partners Ltd.

(Age 63)

Executive Directors

Richie Boucher
Group Chief Executive & Chief Executive, Retail Financial Services Ireland

Appointed to the Court in October 2006. Joined the Bank of Ireland Group as Chief Executive, Corporate Banking from Royal Bank of Scotland in December 2003. He was appointed Chief Executive, Retail Financial Services Ireland in January 2006, appointed Group Chief Executive in February 2009. He is a past President of the Institute of Bankers in Ireland (2008) and of the Irish Banking Federation 2006-2007. He is a member of the boards of Bank of Ireland Private Bank, Bank of Ireland Life, Bank of Ireland Mortgage Bank and ICS Building Society.

(Age 50)

John O’Donovan B Comm, FCA
Group Chief Financial Officer

Joined the Group in 2001 as Group Chief Financial Officer. Appointed to the Court in 2002. Formerly Group Finance Director/Company Secretary of Aer Lingus plc.

(Age 57)

Des Crowley BA(Mod) Econ, FCMA
Chief Executive, UK Financial Services

Appointed to Court in 2006. Joined Bank of Ireland in 1988 from Arthur Andersen & Co. Spent the last 20 years in a variety of Executive roles at Bank of Ireland. Appointed Chief Executive, Retail Banking and Distribution and joined the Group Executive Committee in 2000. In 2004 he was appointed Chief Executive, Retail Financial Services and Chief Executive, UK Financial Services in 2006. He is a Director of Post Office Financial Services and First Rate Exchange Services, our joint ventures with the UK Post Office, and a member of the British Bankers Association Retail Committee and previously was a Director of Bank of Ireland Life plc.

(Age 49)

Denis Donovan B Comm, MBA
Chief Executive, Capital Markets

Appointed to the Court in 2006. Joined Bank of Ireland in 1985 from the Central Bank of Ireland. He was appointed Chief Executive of the Group’s Capital Markets Division in 2006, having held the position of Chief Executive, Wholesale Financial Services Division since 2003. He was CEO of Global Markets from 1999 to 2003 and Chief Operating Officer — International, with Bank of Ireland Asset Management from 1993 to 1999.

(Age 55)

Non-Executive Directors

Tom Considine BA, F.C.C.A.

Appointed to the Court in January 2009. A member of the Forum of the Economic and Social Research Institute. Former Secretary General of the Department of Finance. Former Board member of the Central Bank and Financial

Services Authority of Ireland. A former member of the National Treasury Management Agency Advisory Committee and the Council of the Economic & Social Research Institute.

(Age 64)

David Dilger CBE, BA, F.C.A.

Appointed to the Court in 2003. Appointed Senior Independent Director in September 2007. Former Chief Executive Officer of Greencore Group plc. He was Chief Operating Officer from 1992 and Chief Executive of Food Industries plc, which was acquired by Greencore, from 1988. Formerly CFO, Woodchester Investments plc and former Director of Enterprise Ireland and IBEC Ltd.

(Age 52)

Paul Haran M.Sc, B.Sc

Appointed to the Court in 2005. Spent his career in public service and was Secretary General of the Department of Enterprise, Trade and Employment (1997-2004) during a period of significant economic and social transformation. In that period he was also a member of the National Economic and Social Council (1997-2004) and the Board of Forfas (1997-2004). He is Chairman of the National Qualifications Authority of Ireland, of Edward Dillon & Company and of the UCD Michael Smurfit Graduate Business School and Principal of the UCD College of Business & Law. A member of the Forum of the Economic and Social Research Institute and the Road Safety Authority. He is also a Director of Glanbia plc, the Mater Private Hospital and Drury Communications. He serves on the councils of Camerata Ireland , the Irish Taxation Institute and the Irish Insurance Federation.

(Age 51)

Dennis Holt BA, ACIB

Appointed to the Court in 2006. Chairman of Group Audit Committee since October 2008. 38 years experience in Fnancial Services, including Retail Banking Executive Director on the Main Board of Lloyds TSB (2000-2001) and CEO of global insurer AXA’s UK and Ireland businesses (2001-2006). Chairman of Liverpool Victoria Friendly Society Ltd and Non Executive Director of Principle Insurance Holdings Ltd.

(Age 60)

Rose Hynes BCL, AITI, Solr

Appointed to the Court in July 2007. A Solicitor by profession. Previously held senior management positions in GPA Group plc, including General Council and Head of Commercial. Director of Bank of Ireland Mortgage Bank and Total Produce plc, where she is its senior independent Director and chairs the Remuneration Committee. Also a Director of Bord Gais Eireann, Shannon Airport Authority plc and a number of other companies. Former Director of Fyffes plc, Northern Ireland Water Ltd and Aer Lingus.

(Age 51)

Jerome Kennedy F.C.A

Appointed to the Court in July 2007. Spent 15 years (1980-1995) as a Partner in KPMG providing audit and advisory services to a range of Irish companies and Irish subsidiaries of multinational groups. Managing Partner of KPMG Ireland and a Board member of KPMG Europe from 1995 to 2004. Director of Bank of Ireland Life Holdings plc, New Ireland Assurance Company plc and Total Produce plc, where he chairs the Audit Committees. Also is Chairman of Caulfield McCarthy Group Retail and is on the Irish Board of the UCD Michael Smurfit Graduate Business School.

(Age 60)

Declan McCourt BL, MA, MBA

Appointed to the Court in 2004. Chairman of the Audit Committee 2006-2008. Partner and Chief Executive of automotive distributor the OHM Group. Director of Fyffes plc since 2003 where he is Senior Independent Director and Chairman of both the Audit and Remuneration Committees. Director of Blackrock International Land plc. Former Director of the Dublin Docklands Development Authority. Chairman of the Mater Hospital Foundation and of UCD Law School Development Council.

(Age 63)

Heather Ann McSharry B.Comm, MBS

Appointed to the Court in July 2007. General Manager of Reckitt Benckiser in Ireland, a leading global household, health and personal care company, having previously been Managing Director of Boots Healthcare Limited in Ireland. Director of the Irish Pharmaceutical Healthcare Association. Former Director of Enterprise Ireland (1998-2008). Former member of Governing Authority of University College Dublin (2005-2009).

(Age 48)

Terry Neill MA, M. Sc (Econ)

Appointed to the Court in 2004. A member of the Governing Body and chairman of the Finance Committee of London Business School. A member of the Boards of CRH plc and Trinity Foundation. Former Senior Partner in Accenture and former chairman of its global Board. Chairman, Camerata Ireland.

(Age 63)

Joe Walsh

Appointed to the Court in January 2009. Served as Minister for Agriculture from 1992-2004, having previously served as Minister for Food from 1987. He retired from the Cabinet in 2004. Director of Cork Racecourse (Mallow) Ltd. Chairman of the Irish Horse Board, of Horse Sport Ireland, and Irish Hunger Task Force.

(Age 65)

Senior Independent Director
David Dilger

Group Audit Committee (GAC)
Dennis Holt (Chairman)
Tom Considine
Paul Haran
Rose Hynes
Jerome Kennedy
Heather Ann McSharry

Group Remuneration Committee (REM COM)
David Dilger (Chairman)
Richard Burrows
Dennis Holt
Rose Hynes
George Magan
Joe Walsh

Group Nomination and Governance Committee (N&G)
Richard Burrows (Chairman)
George Magan
Declan McCourt
Heather Ann McSharry
Terry Neill
Joe Walsh

Trustees of the Bank Staff Pension Fund
Paul Haran (Chairman)
George Magan
Heather Ann McSharry

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

The committee’s role is to ensure that members of senior management are incentivised appropriately and rewarded appropriately for their contribution to business performance and the achievement of strategic objectives.

During 2008/09, the committee received independent remuneration advice on executive remuneration from Hewitt New Bridge Street and Deloitte LLP.

Statement on Remuneration

The current global economic downturn, coupled with severe disruption in capital markets has resulted in one of the most challenging years in financial services and significant loss of shareholder value.

Identifying the appropriate way to remunerate executives in the current market conditions has been a challenging task. As a consequence, the Group Remuneration Committee commenced its deliberations for the 2008/09 financial year earlier than normal and met more times than would usually be the case.

The following key events and factors have influenced the Group’s remuneration approach for executives in 2008/09 and 2009/10:

•	Financial performance of the Group and significant loss of shareholder value

•	Economic environment in which the Group operates

•	Global changes to the nature of executive reward

•	The enactment of the Credit Institutions (Financial Support) Act 2008

•	Publication of the Covered Institutions Remuneration Oversight Committee (“CIROC”) report

•	Subscription Agreement which governs the recapitalisation arrangements.

Subscription Agreement

The subscription agreement with the Irish Government contains certain requirements in terms of executive remuneration. These requirements have been complied with and are in effect for the financial year 2009/10.

Remuneration for Executive Directors — Key Decisions

The Committee has taken the following key decisions in relation to remuneration for the 2008/09 and 2009/10 financial year:

•	Executive Directors have been requested, and have voluntarily agreed, to waive receipt of a minimum of 10% of their salary for 2009/10

•	Executive Directors will not receive any annual performance bonus for 2008/09 or 2009/10

•	The 2006 Long Term Incentive Plan will lapse resulting in the cancellation of the conditional grant of units of stock. The 2006 Executive Stock Option Scheme will also lapse, resulting in the cancellation of options under this grant, as the performance conditions have not been achieved, confirming the strong link between Executive Director remuneration and stock performance

•	The Group will not make any awards under the Executive Stock Option Scheme or the Long Term Incentive Plan in June 2009

•	Incentive arrangements are under review to ensure a strong relationship between remuneration and risk management. The objective is to further strengthen the linkage between executive remuneration and prudent business decisions linked to stockholder value

•	Changes have been made to the contractual arrangements governing the taxable non-pensionable cash allowance in lieu of the pension benefit foregone. The result of these changes is to reduce the taxable, non-pensionable cash allowance payable in lieu of pension benefit forgone to a level which is broadly similar to the cost to the Group providing such foregone benefit under the pension scheme.

Non-Executive Directors — Key Decisions

On 1 February 2009, the Governor, Deputy Governor and all Non-Executive Directors agreed to reduce their salary (in the case of the Governor and Deputy Governor) and their fees (in the case of all other Non-Executive Directors) by 25%.

Remuneration Strategy

Bank of Ireland Group’s remuneration strategy is to stimulate the behaviours, which drive the achievement of the Group’s business goals and strategy, through providing a suite of remuneration tools directly related to:

•	Sustainable short and long term financial and business performance goals

•	Risk measures, which ensure that remuneration levels are risk adjusted and appropriately reflect risk timeframes

•	Non-financial measures of Groupwide behaviours on leadership and employee engagement

•	Capital and liquidity measures.

The approach ensures that the remuneration arrangements for Directors and senior management are competitive and designed to attract, retain and motivate people of the highest calibre, who are expected to perform to the highest standards.

Remuneration principles

In support of the Group’s Remuneration Strategy, the following remuneration principles are applied:

•	Remuneration is aligned with the objective of maximising stockholder value

•	Performance Driven — Individual levels of remuneration are determined by individual performance versus a range of goals (see section on Performance Management) and Group performance

•	Market competitive — remuneration structures and pay levels are aligned with market practice in the relevant jurisdiction and/or segment and reflect the Group’s position within a relevant given market

•	Structured appropriately — remuneration structures and pay levels target, motivate and retain key skills and talent

•	Fairness and equity — Executive Directors are treated in a fair and equitable manner

•	Discretionary — all remuneration decisions (base pay increases, annual bonus, long term incentive grants) are subject to Group Remuneration Committee discretion and are dependent on individual and business performance

•	Regularly reviewed — reviewed annually to ensure appropriateness

•	Benchmarked appropriately — all benchmark analysis conducted by external independent remuneration consultants.

Performance Management

The overall aim of Bank of Ireland Group’s Performance Planning & Review (PPR) system and process is to enable and support a high performance culture in the workplace where people are encouraged to excel and are rewarded accordingly. A key objective of the system is performance differentiation with greater differentiation of reward based on performance outcomes.

This approach also allows the Group to align individual, business unit and divisional performance to the Group’s strategic objectives through an ongoing dialogue between managers and their direct team members. In addition, it supports an executive’s career development and professional growth.

The Balanced Scorecard & Key Result Areas (“KRAs”)

A Balanced Scorecard is a key document in the Performance Planning & Review process. It ensures that:

•	All key deliverables and accountabilities of a role are taken into account when performance is assessed. For example, financial results, impact on customers, how an executive leads and develops his/her people, risk, regulatory and compliance requirements

•	A broad view of an individual’s performance is taken, rather than focusing on one or two key areas to the detriment of others

•	Organisational performance is continually enhanced by measuring both results and behaviours

The Balanced Scorecard currently contains four Key Result Areas (KRAs), each with a minimum weighting of 10%, that apply to all executive roles in Bank of Ireland:

KRA 1 Financial/Revenue/Cost/Efficiency
KRA 2 Customer
KRA 3 Leadership & People Development
KRA 4 Credit, Regulatory & Operational Risk.

The KRAs are agreed between the executive and his/her line manager at the beginning of the performance cycle. A formal interim review is conducted in October with regular informal reviews taking place at other times during the year. A formal end of year review occurs at the end of the financial year.

Remuneration package for Executive Directors

The total remuneration package is reviewed by the Group Remuneration Committee on an annual basis with assistance from external remuneration consultants who provide independent remuneration advice and analysis to the Committee. Remuneration levels are benchmarked versus similar level roles in Ireland and the UK. For 2008/09 the key elements of the remuneration package were as follows:

•	Salary — Is payable monthly and is set at a level to recognise an individual’s market worth. Salaries are reviewed annually by the Group Remuneration Committee. As salaries are frozen at 10% below 2008/09 levels, the next review will occur in April 2011 at the earliest.

•	Performance-related bonus scheme — The level earned by each Executive Director is based on the Remuneration Committee’s assessment of that Director’s performance against pre-determined financial goals and required leadership behaviours. Bonus potential for 2008/09 for Executive Directors was dependent on the achievement of the following key targets:

•	Growth in Profit Before Tax

•	Relative Underlying Earnings Per Share performance versus a peer group of Irish and UK financial services organisations

•	Improvement in Capital Ratios (Tier 1 and Tier 2)

•	Improvement in the Group’s loan to deposit ratio

•	Improvement in the Group’s wholesale funding ratio

•	Reduction in Group costs

Although some of the above criteria were met, the Group decided that for 2008/09 the overall financial performance of the Group did not merit payout under the performance-related bonus scheme.

•	Long Term Incentive Plan — Since 2004, the Group has operated a Long Term Incentive Plan (LTIP), with stockholder approval, for key senior executives to align their interests with the interests of stockholders. Under the LTIP, which is described in more detail in note 40, conditional awards have been made to the Executive Directors as set out in the table in note 54. The Committee has decided that it is not appropriate to make a conditional award under this plan in June 2009.

•	Stock Options — In 2004, the Group updated the Executive Stock Option Scheme, with stockholder approval. The stock option scheme is designed to strongly align the interests of Executive Directors and Senior Executives with the interests of stockholders through having a significant element of their remuneration based on stock price performance.

The Committee has decided that it is not appropriate to make a grant of stock options under this scheme in June 2009.

•	Employee Stock Issue Scheme — The Bank operates an Employee Stock Issue Scheme under which the Court of Directors may set aside an element of Group profit before taxation for allocation to the trustees of the scheme to enable them to acquire units of ordinary stock on behalf of the scheme participants. The amount set aside is related to overall Group performance (see also note 40). Executive Directors participate on the same basis as staff generally. As the performance conditions have not been achieved, there will be no issue under the employee stock scheme in 2009.

•	Sharesave Scheme — In 1999, the Group established a Sharesave Scheme (SAYE scheme) for all eligible employees. Under the SAYE scheme the Executive Directors who participated were granted options over units of ordinary stock as set out in note 40. There was no SAYE scheme launched during 2008/2009.

•	Retirement Benefits — The Executive Directors, with the exception of Denis Donovan, are members of the Bank Staff Pension Fund, which is a contributory scheme at the rate of 2.5% of salary. Denis Donovan is a member of the Bank of Ireland Asset Management Pension Scheme, which is a non-contributory scheme. Both the Bank Staff Pension Fund and the Bank of Ireland Asset Management Pension Scheme are defined benefit plans, based on an accrual rate of 1/60th of pensionable salary for each year of a Director’s pensionable service with a maximum of 40/60ths payable on normal retirement, at age 60. Brian Goggin’s contract provided for an option, which has now been exercised allowing him to receive his pension, without actuarial reduction, at age 58. Of the Executive Directors’ total remuneration package, only their salaries are pensionable.

The Finance Act 2006 introduced a substantial tax charge on pension assets in excess of the higher of €5 million or the value of individual prospective pension entitlements as at 7 December 2005 (each to be indexed annually). Having reviewed market responses to this development and having taken actuarial advice, the Committee agreed that Executive Directors be offered an option (a) to continue with unchanged pension funding arrangements or (b) to elect for a revised arrangement whereby their prospective pension fund would be limited to the value of the standard pension cap (or their personal fund threshold, if applicable) together with a taxable, non-pensionable, cash allowance in lieu of the pension benefit foregone. All the Executive Directors have opted for the revised arrangement, the income statement impact of which is broadly similar to that of continuing to fund these pensions under the earlier pre-2006 arrangements. There have been further (downward) revisions to this arrangement, which will apply in 2009/10.

•	Service contracts — No service contract exists between the Bank and any Director which provides for a notice period from the Group of greater than one year.

The aggregate remuneration paid by the Group to key management personnel (22 persons) then in office, for the financial year ended March 31, 2009, was €14 million, including amounts paid under bonus and/or profit sharing plans. The aggregate amount, included in the above figure, set aside by the Group in the financial year ended March 31, 2009 to provide pension benefits for these Directors and Executive Officers amounted to €0.9 million. None of the Directors or Executive Officers beneficially holds more than 1% of the share capital on an individual basis. Additional information regarding remuneration of Directors is set out in note 54 to our consolidated financial statements.

Group Pension Plans

The Group operates a number of pension plans in Ireland and overseas. The plans are funded and are primarily of the defined benefit type and the assets of the plans are held in separate trustee administered funds. Payments to these defined benefit funds are determined on an actuarial basis, designed to build up reserves during the working life of fulltime employees to pay the employees, or their dependants, a pension after retirement. A formal actuarial valuation is undertaken at least triennially to determine the payments to each of these defined benefit funds. At each valuation the funds’ actuaries assess whether the liabilities of each fund, based on current salary levels, are fully funded on a discontinuance basis.

The total pension cost for the Group in respect of the financial year ended March 31, 2009 was €180 million of which €139 million related to the main scheme.

Interest of Management in Certain Transactions

No transaction material to the Group has been entered into in the last three fiscal years to which the Group or any of its subsidiaries was a party in which any Director or officer of the Group, any significant shareholder or any relative or spouse thereof had a direct or indirect material interest, and to the knowledge of the Group, no such transactions are presently proposed. Further details of Related Party Transactions with the Directors are outlined in note 50 to the consolidated financial statements.

Indebtedness of Directors and Executive Officers

The aggregate amount of indebtedness of key management personnel (20 persons) and their connected persons, on normal commercial terms, to the Bank of Ireland Group amounted to €8.3 million at March 31, 2009. The interest rates payable thereon and other terms were at prevailing market rates and terms and reflect ordinary commercial transactions and do not involve more than the normal risk of collectibility or present other unfavourable features. The aggregate amount of indebtedness of key management personnel of the Group included in the above figure, on terms similar to those on which loans are made to members of staff generally, which are at interest rates more favourable than prevailing market rates, was €1.113 million at March 31, 2009. These staff loans were made in accordance with the US Sarbanes-Oxley Act and the rules thereunder, which permits these loans if the loans are made on the same basis as, and on terms no more favourable than, loans made available to employees generally.

CORPORATE GOVERNANCE STATEMENT

The Court of Directors is accountable to stockholders for the overall direction and control of the Group. It is committed to high standards of governance designed to protect the interests of stockholders and all other stakeholders while promoting the highest standards of integrity, transparency and accountability.

While the Directors did all in their power to respond to the financial market turmoil and economic downturns in the economies in which we compete, they deeply regret that they did not succeed in protecting stockholders from the severe impacts of the extraordinarily difficult circumstances encountered during the year, as set out in the Governor’s Statement.

Arising from this experience, the Court has initiated a fundamental review of Risk Governance within the Group with a view to being better equipped to anticipate financial market and economic discontinuities and trends in the future. This is being overseen by a Committee of Non Executive Directors and is being supported by independent risk consultants. The Court is determined to implement without delay the recommendations which emerge from this review.

A key objective of our governance framework is to ensure compliance with applicable legal and regulatory requirements and with best governance practice as set out in “The Combined Code on Corporate Governance” (the Combined Code). The Directors believe that the Group has delivered on this objective and expect it to continue to do so. Specifically, the Group has complied with the provisions of the Combined Code throughout the year ended March 31, 2009 except in the case of Mr Tom Considine’s membership of the Group Audit Committee and Mr J Walsh’s membership of the Group Remuneration Committee — see comments on independence on the following page.

The Court of Directors

At March 31, 2009, the Court consisted of 16 Directors, twelve of whom were Non-Executive Directors. It held 9 scheduled and 17 additional unscheduled meetings during 2008/2009. The purpose of these unscheduled meetings was to develop responses to the difficult market conditions that emerged during the year and, in particular, liquidity, the Government Guarantee Scheme, and the €3.5bn capital-raising transaction undertaken. Agendas and papers are circulated prior to each meeting to provide the Directors with relevant information to enable them to discharge fully their duties.

The Court has the following schedule of matters specifically reserved for its decision:

•	the determination of strategy and company values;

•	overseeing the management of the business, including control systems and risk management;

•	approving material acquisitions, disposals and investment decisions;

•	overseeing corporate governance and succession planning;

•	guarantees entered into by the Group, other than in the normal course of business; and

•	changes in Group pension schemes.

Management is responsible for the execution of agreed strategy and for all operational matters.

Details of the number of scheduled meetings of the Court and its Committees and attendance by individual Directors are set out later in this section. The terms of reference of the Committees are reviewed annually by the relevant Committees and by the Court and are available on the Bank’s website (www.bankofireland.com) or by request to the Group Secretary. The Non-Executive Directors meet at least once annually without the Executive Directors present.

The Bank has in place Directors and Officers liability insurance in respect of legal actions against its Directors; this insurance cover does not extend to fraudulent or dishonest behaviour.

Mr Tom Considine and Mr Joe Walsh were co-opted as Non-Executive Directors, with effect from 1 January 2009, under the terms of the Government Guarantee Scheme. Mr Richie Boucher was appointed Group Chief Executive on 25 February 2009 in succession to Mr Brian J. Goggin.

Governor and Group Chief Executive

The respective roles of the Governor, who is Chairman of the Court, and the Group Chief Executive are set out in writing and have been agreed by the Court.

The Governor oversees the operation and effectiveness of the Court of Directors. He also ensures that there is effective communication with stockholders and promotes compliance with the highest standards of corporate governance.

The Group Chief Executive is responsible for execution of agreed strategy and holds delegated authority from the Court for the day to day management of the business.

Board Balance and Independence

Each of the Non-Executive Directors brings considerable business and/or professional experience, independent challenge and rigour to the deliberations of the Court of Directors. The Court has determined that each current Non-Executive Director, with the exception of Mr Considine and Mr Walsh is independent within the meaning of the Combined Code. Mr Considine and Mr Walsh were nominated by the Minister for Finance under the terms of the Government Guarantee Scheme and, under the terms of the Government’s preference share investment, are not required to stand for election or regular re-election by stockholders. They are not, therefore, considered independent by reference to the terms of the Combined Code. Notwithstanding this, the Court values their judgment and the quality of their contribution to the deliberations of the Court and its Committees. They are considered independent of management in accordance with the criteria set out in the NYSE Corporate Governance Standards.

Appointments to the Court

The Group Nomination and Governance Committee is chaired by the Governor and its composition is fully compliant with the Combined Code. The Committee is responsible for leading the process for succession to the position of Group Chief Executive and for Court and key subsidiary Board non-executive appointments and renewals.

The Committee regularly reviews succession plans for the Court in the context of the Group’s strategy and the skills, knowledge and experience of current Directors and makes appropriate recommendations to the Court. Prior to any appointment, the Committee approves a job specification, assesses the time involved and identifies the skills and experience required for the role. External search consultants were utilised in the process leading to the appointment of Mr Richie Boucher, Group Chief Executive.

All newly appointed Directors are provided with a comprehensive letter of appointment detailing their responsibilities as Directors, the terms of their appointments and the expected time commitment for the role. A copy of the standard terms and conditions of appointment of Non-Executive Directors can be inspected during normal business hours by contacting the Group Secretary.

In addition the Committee, with the support of the Group Secretary, monitors developments in corporate governance, assesses the implications for the Group and advises the Court accordingly. It is also charged with overseeing the Group’s Corporate Responsibility Programme.

Information and Professional Development

On appointment, all Non-Executive Directors receive comprehensive briefing documents designed to familiarise them with the Group’s operations, management and governance structures; these include the functioning of the Court and the role of the key Committees. In addition, new Directors undertake an induction programme, including visits to Group businesses and briefings with senior management. The Group will facilitate any major stockholder who wishes to meet with a new Non-Executive Director. On an ongoing basis briefings appropriate to the business of the Group are provided to all Non-Executive Directors.

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

The Court and individual Director performance evaluation process involves completion of questionnaires by Directors, one to one discussions between the Governor and each Director and presentation of the overall findings to the Court for its consideration and action as required.

As part of the overall performance evaluation process, the Non-Executive Directors, led by the Senior Independent Director, meet annually without the Governor present to appraise the Governor’s performance, having taken the views of the Executive Directors and Group Secretary into account. They may also meet on such other occasions as are deemed appropriate.

Election/Re-Election of Directors

Directors appointed between Annual General Courts are submitted to stockholders for election at the first Annual General Court following their appointment and for re-election at intervals of not more than three years thereafter. Biographical details of all Directors are provided in this Annual Report, and the reasons why the Court believes that an individual should be elected or re-elected are provided in the Governor’s Letter to Stockholders to enable stockholders to take an informed decision on their election or re-election.

At the forthcoming Annual General Court, all directors, with the exception of Mr Considine and Mr Walsh, are retiring. The Governor, Mr Burrows, has confirmed his personal decision not to seek re-election. In addition, Mr Dilger, Senior Independent Director, and Mr Magan, Deputy Governor, who will each have completed two terms this year, are retiring at the end of the AGC. With the exception of the five directors mentioned above, all other directors are offering themselves for re-election. Following formal performance evaluation, the Court has concluded that each director makes a valued contribution and continues to demonstrate commitment to the role. The Court recommends that stockholders vote in favour of their re-election in each case.

Non-Executive Directors are normally appointed for an initial three year term, with an expectation of a further term of three years assuming satisfactory performance. In the unlikely event that a Non-Executive Director is invited to serve longer than nine years, he/she is subject to annual re-election by stockholders. In the case of Mr Considine and Mr Walsh, the requirement to stand for election and regular re-election is dispensed with for as long as the Government’s recent Preference Share investment in the Bank remains in place.

Remuneration

Remuneration details per Directors are set out in note 54, incorporated by reference herein.

A statement confirming that remuneration consultants appointed by the Group Remuneration Committee have no other connections with the Group is available on the Group’s website (www.bankofireland.com) or by request to the Group Secretary. The Group’s long term incentive schemes have been approved by stockholders.

Accountability and Audit

The Statement of Directors’ Responsibility, including a going concern statement, is set out on page F-2.

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

The Court has obligations as a non-US registrant under US securities laws and regulations, including the requirement to comply, where applicable, with the Sarbanes-Oxley Act of 2002 (SOx). The Group has put in place a comprehensive framework to document and test its internal control structures and procedures in line with the requirements of Section 404 of SOx, which requires, among other things, certification by management regarding the effectiveness of internal controls over financial reporting. The Group’s overall control systems include:

•	a clearly defined organisation structure with defined authority limits and reporting mechanisms to higher levels of management and to the Court, which support the maintenance of a strong control environment;

•	establishment of Committees with responsibility for core policy areas;

•	a comprehensive set of policies and procedures relating to financial controls, asset and liability management (including interest, currency and liquidity risk), operational risk and credit risk management (further details are given in the Risk Management section in item II and in note 55 to the financial statements.

•	a Code of Conduct setting out the standards of behaviour expected of all directors, officers and employees. This covers arrangements, should the need arise, for the independent investigation and follow up of any concerns raised by staff regarding matters of financial reporting or other matters; and

•	monthly reporting by business units which enables progress against business objectives to be monitored, trends to be evaluated and variances to be acted upon.

These controls, which are embedded within the operations of the Group, are reviewed by Group Internal Audit. In these reviews, emphasis is focused on areas of greater risk as identified by risk analysis.

The Directors confirm that the Court, through its Committees, has reviewed the effectiveness of the Group’s systems of internal control for the year ended March 31, 2009. This review involved consideration of the reports of internal audit and the risk management functions, (including operational risk, regulatory risk and compliance) and establishing that appropriate action is being taken by management to address issues highlighted. In addition, the reports of the external auditors, which contain details of any material control issues identified arising from their work, are reviewed by the Group Audit Committee. After each meeting of the Group Audit Committee, its Chairman reports to the Court on all significant issues considered by the Committee and the minutes of meetings are circulated to all members of the Court.

Following the end of the financial year, the Court reviewed the Group Audit Committee’s conclusions in relation to the Group’s systems of internal control and the appropriateness of the structures in place to manage and monitor them. This process involved a confirmation that a system of internal control according with the Financial Reporting Council Revised Guidance on Internal Control was in place throughout the financial year and up to the date of the signing of these financial statements. It also involved an assessment of the ongoing process for the identification, evaluation and management of individual risks and of the role of the various Committees and Group risk management functions and the extent to which various significant challenges facing the Group are understood and are being addressed.

Audit Committee and Auditors

The Group Audit Committee comprises five independent Non-Executive Directors and Mr Tom Considine (see page 88). The Court has determined that the Committee members’ collective skills and recent and relevant financial experience enable it to discharge its responsibilities. The Group Audit Committee assists the Court in fulfilling its responsibilities relating to:

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

Governor’s Committee

In response to the increasing demands on the business arising from the unprecedented market disruption, the Court established the Governor’s Committee on an ad hoc basis, consisting of non-executive directors, the Group Chief Executive and Chief Financial Officer. Its role was to support management in developing responses to the rapidly evolving situation. Since completion of the recapitalisation, through the issue of preference shares to the NPRF, the committee has been stood down.

Attendance at scheduled meetings during the year ended March 31, 2009

					Group
					Nomination &		Group
			Group Audit		Governance		Remuneration
	Court		Committee		Committee		Committee
Name	A	B	A	B	A	B	A	B

Richie Boucher	9	9	—	—	—	—	—	—
Richard Burrows	9	9	—	—	3	3	5	5
Tom Considine (Appointed 1/1/2009, appointed to GAC on 15/1/09)	3	3	2	2	—	—	—	—
Des Crowley	9	9	—	—	—	—	—	—
David Dilger (Retired from N&G on 9/9/08)	9	9	—	—	3	2	5	5
Denis Donovan	9	9	—	—	—	—	—	—
Brian J Goggin (Resigned 25/2/09)	8	8	—	—	—	—	—	—
Paul Haran (Retired from N&G on 9/9/08)	9	9	6	6	3	3	—	—
Dennis Holt	9	8	6	6	—	—	5	5
Rose Hynes (Appointed to Rem Com on 9/9/08)	9	9	6	6	—	—	3	3
Jerome Kennedy	9	9	6	6	—	—	—	—
George Magan	9	8	—	—	3	3	5	5
Declan McCourt (retired from GAC on 9/9/08; Appointed to N&G on 9/9/08)	9	9	3	3	—	—	—	—
Heather Ann McSharry (appointed to GAC on 9/9/08)	9	9	3	3	3	3	—	—
Terry Neill (retired from GAC on 9/9/08; Appointed to N&G on 9/9/08; Retired from Rem Com on 9/9/08)	9	7	3	2	—	—	2	2
John O’Donovan	9	9	—	—	—	—	—	—
Joe Walsh (Appointed 1/1/2009; Appointed to N&G on 15/1/09; Appointed to Rem Com on 15/1/09)	3	3	—	—	—	—	2	2

Column A indicates the number of scheduled meetings held during the period the Director was a member of the Court and/or the Committee and was eligible to attend. Column B indicates the number of scheduled meetings attended.

In addition to the scheduled meetings of the Court, there were seventeen further meetings, often at short notice, at which attendance averaged in excess of 90%. Likewise there were additional unscheduled meetings of each committee with similarly high attendance levels.

COURT COMMITTEES

Group Risk Policy Committee — The Group Risk Policy Committee is responsible for recommending high level risk policy and risk strategy to the Court for its approval and for overseeing management of risk within approved policy parameters.

Group Investment Committee — The Group Investment Committee is responsible for evaluating all material investment/divestment/capital expenditure proposals, determining those within its authority and recommending those outside its authority to the Court for its approval. It is also responsible for monitoring the implementation of such proposals and ensuring satisfactory delivery of expected benefits.

Membership of the above committees at March 31, 2009 was as follows:

Group Risk Policy Committee	Group Investment Committee

Ronan Murphy (Chairman)	Richie Boucher* (Chairman)
Richie Boucher*	Christine Brennan
John Clifford	John Clifford
Des Crowley*	Des Crowley*
Denis Donovan*	Denis Donovan*
Vincent Mulvey	Ronan Murphy
John O’Donovan*	John O’Donovan*
Mick Sweeney	Tony Wyatt

*	Court member

New York Stock Exchange (NYSE) Corporate Governance Requirements

All non-US companies listed on the NYSE are required to disclose any significant differences between their corporate governance practices and the requirements of the NYSE applicable to US companies.

As an Irish incorporated company listed on the Irish and London Stock Exchanges and with an ADR listing in New York, the Group’s corporate governance practices reflect Irish company law, the Listing Rules of the Irish Stock Exchange and the UK Listing Authority and the Combined Code. The Group believes there are no significant differences between its corporate governance practices and the requirements of the NYSE

EMPLOYEES

For the year ended March 31, 2009 the Group employed 15,868 staff on an average full-time equivalent basis (see note 10 to our consolidated financial statements). The decrease in staff over the previous year’s figure (16,026) is due to normal staffing level fluctuations. The Group employed 15,952 staff on average in the year ended March 31, 2007.

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

As at May 8, 2009 options were outstanding over 9,312,967 units of stock representing 0.93% of the total ordinary stock then in issue.

Such options are exercisable as follows:

	Number
	Outstanding at
Exercise price (€ cent)	May 8, 2009	Exercise Period

8.933	156,000	Jul 2002 – Jul 2009
6.96	261,000	May 2003 – May 2010
9.15	101,650	Nov 2003 – Nov 2010
11.05	339,000	May 2004 – May 2011
10.54	15,000	Nov 2004 – Nov 2011
12.50	497,000	Jun 2005 – Jun 2012
10.65	10,000	Dec 2005 – Dec 2012
10.77	884,499	Jun 2006 – Jun 2013
10.54	60,000	Dec 2006 – Dec 2013
10.76	1,284,000	Jul 2007 – Jul 2014
12.85	1,006,917	Jun 2008 – Jun 2015
13.68	47,514	Jan 2009 – Jan 2016
14.00	1,091,178	Jul 2009 – Jul 2016
17.16	75,927	Dec 2009 – Dec 2016
15.45	966,150	June 2010 – June 2017
9.75	51,282	Nov 2010 – Nov 2017
8.10	2,048,600	Jun 2011 – Jun 2018
1.215	417,250	Nov 2011 – Nov 2018

As at May 8, 2009, executive Directors and Executive Officers as a group held options under the above scheme over a total of 1,603,009 units, representing 0.16% of the total ordinary stock in issue.

In addition to their interests in ordinary stock through their holding of stock options and the conditional awards of stock they have received under the Long Term Performance Stock Plan (LTPSP) and Long Term Incentive Plan (LTIP), as set out in note 54 to our consolidated financial statements, the interests of the Directors and Group Secretary in office at May 8, 2009, and of their spouses and minor children, in the stocks issued by the Group are set out below:

UNITS OF €0.64
OF ORDINARY STOCK
As at May 8, 2009
Beneficial

DIRECTORS
R Boucher	33,127
R Burrows	431,487
T Considine	5,000
D Crowley	128,915
D Dilger	2,998
D Donovan	183,192
P Haran	8,443
D Holt	16,284
R Hynes	25,000
J Kennedy	8,062
D McCourt	50,674
HA McSharry	11,354
G Magan	70,000
T Neill	114,300
J O’Donovan	108,326
J Walsh	10,733
SECRETARY
J B Clifford	138,214

As at May 8, 2009, Directors and Executive Officers of the Bank as a group beneficially held 0.15% (1,474,053 units) of the Group’s issued ordinary stock.

Limitations on Stock Issue and Stock Option Plans

All of the employee stock issue and stock option schemes are subject to a range of flow rate controls approved by the stockholders and which conform to institutional investor guidelines.

Item 7	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

CONTROL OF REGISTRANT

As at May 26, 2009 the Bank had received notification of the following substantial interests in its issued ordinary stock:

NAME	Units held	%

Harris Associates LP*	77,800,629	7.73
NPRFC		**

*	This stockholding is not beneficially owned but is held on behalf of a range of clients, none of whom hold, so far as the Directors have been notified, more than 3% of the issued ordinary stock. So far as the Directors have been notified, there were no other holdings of 3% or more of the issued ordinary stock of the Bank.

**	The NPRFC has acquired voting rights equivalent to 25% of all votes capable of being cast by stockholders on a poll at a General Court of the Bank on any resolution proposed at a General Court of the Bank involving the appointment and removal of Directors. Such voting rights are also exercisable in relation to certain matters concerning a proposed change of control of the Bank (being a change in the holding of more than 50% of the voting stock of the Bank or of substantially all of the Bank’s business and assets).

RELATED PARTY TRANSACTIONS

Refer to note 50 of our consolidated financial statements. Also see “Interest of Management in Certain Transactions” and “Indebtedness of Directors and Executive Officers” on page 93.

DESCRIPTION OF US STOCKHOLDERS

At March 31, 2009, 839,073 units of ordinary stock were held by 441 stockholders with registered addresses in the US and 10,380,386 ADSs were held by 257 registered holders with addresses in the US. The combined shareholdings of these holders comprise approximately 4.22% of the total number of units of ordinary stock in issue at March 31, 2009 (being 1,004,211,445 units). These figures do not include either the number of units of ordinary stock held by stockholders with registered addresses outside the US in which US residents have an interest or the number of such US residents.

Item 8	FINANCIAL INFORMATION

See pages   F-4 through F-142.

DIVIDEND POLICY

The table below provides a summary of dividends per unit of ordinary stock paid in respect of the past five financial years.

	Dividends	Translated into
	per unit of	US cents
	Ordinary Stock	per Unit of
Dividend Payment Date	(in euro cents)	Ordinary Stock(1)

Financial Year ended March 31, 2009	Nil	Nil
Financial Year ended March 31, 2008
July 23, 2008	39.4	61.85
January 15, 2007	24.2	36.06
Financial Year ended March 31, 2007
July 27, 2007	39.40	53.27
January 16, 2007	21.00	27.13
Financial Year ended March 31, 2006
July 28, 2006	34.30	43.73
January 11, 2006	18.20	22.09
Financial Year ended March 31, 2005
July 15, 2005	29.00	34.91
January 5, 2005	16.60	22.06

(1)	Translated at the Spot Rate on the dates of payment.

In light of current market turmoil and the deterioraion in the economic environment the Directors concluded that strengthening the Group’s capital ratios is a priority and therefore that no dividends on ordinary stock would be paid for 2008/09. The Group does not expect to resume paying dividends on ordinary stock until more favourable economic and financial conditions return. The Group believes that this is the correct position at this time and will benefit stockholders in the long term.

LEGAL PROCEEDINGS

There are no legal or arbitration proceedings, including governmental proceedings, pending or known by the Group to be contemplated involving the Group which may or have had in the recent past a significant effect on the financial position on profitability of the Group taken as a whole.

SIGNIFICANT CHANGES

The Group announced on May 26, 2009, the creation of a new Division, Retail (Ireland & UK). This Division encompasses the principal activities previously managed within the separate former Retail Financial Services Ireland and UK Financial Services Divisions. These include the Group’s extensive branch networks throughout the island of Ireland, Business Banking in Ireland and the UK, mortgages, personal loans, credit cards and day to day banking in Ireland and the UK, Wealth Management in Ireland, and our joint ventures with the UK Post Office. Also announced was a new role of Chief Governance Risk Officer, a position which includes responsibility for Regulatory Risk, Compliance and Operational Risk, Group Internal Audit, Group Legal Services and Group Secretariat. In addition a new Group Executive position of Chief Credit and Market Risk Officer was created responsible for providing strong independent oversight and management of the Group’s Credit and Market Risk Strategy, credit risk information, credit and market risk underwriting, and, as appropriate, the management of certain challenged portfolios.

PROSPECTIVE ACCOUNTING CHANGES/IMPACT OF NEW ACCOUNTING POLICIES

Refer to page F-28 and F-29 for details.

Item 9	THE OFFER AND LISTING

NATURE OF THE TRADING MARKET

As at May 8, 2009 the authorised capital stock of the Group was made up of €1,280,000,000 divided into 2,000,000,000 units of ordinary stock of €0.64 each, US$200,000,000 divided into 8,000,000 units of non-

cumulative preference stock of US$25 each, STG£100,000,000 divided into 100,000,000 units of non-cumulative preference stock of STG£1 each, €127,000,000 divided into 100,000,000 units of non-cumulative preference stock of €1.27 each, €35,000,000 divided into 3,500,000,000 units of non-cumulative preference stock of €0.01 each, 100,000,000 undesignated Dollar preference stock of US$0.25 each, 100,000,000 undesignated sterling preference stock of Stg£0.25 each, and 100,000,000 undesignated euro preference stock of €0.25 each.

As at May 8, 2009, there were 1,004,211,445 units of ordinary stock of €0.64 each issued and outstanding. As at May 8, 2009 3,500,000,000 units of non-cumulative preference stock of €0.01 each were in issue. 1,876,090 units of Sterling preference stock and 3,026,598 units of euro preference stock were in issue.

The principal trading markets for the Ordinary Stock are the Irish Stock Exchange and the London Stock Exchange.

At May 8, 2009, 68 companies were quoted on the Irish Stock Exchange. These companies had a combined market capitalisation of more than €114.3 billion at that date. The 10 companies with the largest market capitalisations accounted for over 89% of the Exchange’s total market capitalisation.

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

	Ordinary Stock		ADSs
	High	Low	High	Low
	(in euro)		(in dollars)

Financial Year Ended March 31,
2005	13.24	9.70	70.60	47.12
2006	15.50	11.65	76.00	60.10
2007	18.65	13.10	97.98	66.38
2008	16.85	8.61	91.00	54.51
2009	10.00	0.13	63.47	0.66
Financial year 2006/2007
First quarter	15.35	13.10	75.94	66.38
Second quarter	15.42	13.15	79.44	67.19
Third quarter	17.50	15.20	92.17	77.60
Fourth quarter	18.65	15.89	97.98	85.93
Financial year 2007/2008
First quarter	16.85	14.78	91.00	80.46
Second quarter	15.43	11.25	83.96	63.54
Third quarter	13.93	8.90	79.27	55.50
Fourth quarter	10.48	8.61	63.72	54.51
Financial year 2008/2009
First quarter	10.00	5.52	63.47	34.30
Second quarter	6.31	3.27	40.00	19.55
Third quarter	4.85	0.68	26.42	3.97
Fourth quarter	0.95	0.13	5.23	0.66
Month ended
November 2008	2.34	0.83	12.74	4.61
December 2008	1.42	0.68	7.95	3.97
January 2009	0.95	0.31	5.23	1.54
February 2009	0.70	0.19	3.95	1.12
March 2009	0.58	0.13	3.16	0.66
April 2009	0.97	0.58	5.75	2.78

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

2.	Recapitalisation of the Bank by the Government of Ireland

On 27 March 2009 the Stockholders of the Bank approved resolutions enabling the subscription by the National Pensions Reserve Fund (the “NPRFC”) for 2009 Preference Stock at an aggregate issue price of €3.5 billion, pursuant to an agreement between the Minister for Finance of Ireland, the NRPFC and the Bank. The investment by the NRPFC was on foot the Government’s commitment to recapitalise the Bank, announced on 21 December 2008 and as part of the investment the Bank issued to the NPRFC Warrants to subscribe for new units of Ordinary Stock equivalent to 25% of the existing Ordinary Stock (see the “Warrants” below).

The 2009 Preference Stock, comprising units of 8 per cent. non-cumulative preference stock of €0.01 each in the capital of the Bank, ranks pari passu with the Ordinary Stock of the Bank on a repayment of capital on a winding-up of the Bank, and ranks ahead of the Ordinary stock as regards the payment of dividends. The 2009 Preference Stock ranks pari passu as regards dividends with other stocks or securities which constitute core Tier I capital of the Bank (other than Ordinary Stock and other than dividends to Minority Interests). The 2009 Preference Stock will entitle the holder to receive a non-cumulative dividend at a fixed rate of rate 8% of the issue price per annum, payable annually at the discretion of the Bank. If the dividend on the 2009 Preference Stock is not paid in any year the Bank is precluded from paying a dividend on the Ordinary Stock until the payment of the dividend on the 2009 Preference Stock has resumed.

If a cash dividend is not paid by the Bank, the Bank shall issue units of ordinary stock to the NPRFC. The number of units of ordinary stock that the Bank would be required to issue to the NPRFC (in the event of non-payment of a dividend) will be calculated by dividing the amount of the unpaid dividend by the Thirty Day Average Price. If units of ordinary stock are issued in the event of non-payment of dividends, these units will be settled on a day determined by the Bank, in its sole discretion, provided that this must occur no later than the day on which the Bank subsequently redeems or repurchases or pays a dividend on the 2009 preference stock or any class of capital stock. The issue of units of ordinary stock in the event of non-payment of dividends will result in the dilution of existing ordinary stockholders’ proportionate ownership and voting interests in the Bank.

If the dividend on the 2009 preference stock is not paid in any particular year, then the Bank shall be precluded from paying any dividend on any ordinary stock until the Bank resumes the payment of dividends on the 2009 preference stock in cash. The Bank will also be precluded from paying any dividend on any ordinary stock where the payment of such dividend would reduce the distributable reserves of the Bank to such an extent that the Bank would be unable to pay the next dividend due for payment on the 2009 preference stock.

The 2009 preference stock may be repurchased at the option of the Bank, in whole or in part, at a price per unit equal to the issue price of €1.00 per unit of the 2009 preference stock within the first five years from the date of issue and thereafter at a price per unit of €1.25, provided in either case that the consent of the Financial Regulator to the repurchase of the 2009 preference stock is obtained. The 2009 preference stock will not be capable of being repurchased if it would breach or cause a breach of Irish banking capital adequacy requirements from time to time applicable to the Bank. The 2009 preference stock may be repurchased from profits available for distribution or from the proceeds of any issue of stock or securities that constitute core tier 1 capital. Unless repurchased prior to 31 December 2009, any repurchase or redemption of the 2009 preference stock will have no impact on the warrants (see “The Warrants” below).

While the 2009 Preference Stock is held by a Government Entity, the Minister for Finance will have the right to directly appoint 25 per cent. of the directors of the Bank (such 25 per cent. to include any directors nominated by the Minister for Finance pursuant to the Government Guarantee Scheme). Two directors have already been appointed as directors by the Court pursuant to the nominations of the Minister for Finance under the Government Guarantee Scheme. The 2009 Preference Stock carries voting rights equivalent to 25% of the total voting rights on any resolution proposed at a General Court of the Bank in relation to the appointment or removal of a Director of the Bank. The 2009 Preference Stock also carries 25% of the total voting rights in relation to any resolution proposing a change of control of the Bank. For as long as the NPRFC or an acceptable Government Entity holds the 2009 Preference Stock the tabling of any resolution at a General Court of the Bank to alter the capital structure of the Bank requires the prior approval in writing of the Minister for Finance.

The Warrants

The Bank issued, on March 31, 2009, 334,737,148 warrants to the NPRFC. Under the terms of the warrants, the NPRFC will be entitled to subscribe for units of ordinary stock on the basis of one unit of ordinary stock for each individual warrant.

The warrants, if exercised in full, would entitle the NPRFC to acquire 334,737,148 units of ordinary stock, equivalent to 25 per cent of the Existing Stock as enlarged by the ordinary stock issuable on exercise of the warrants.

The NPRFC shall be entitled to exercise no more than 50 per cent of the voting rights attaching to any units of ordinary stock which are issued as a result of the exercise of the warrants.

The warrants will be exercisable on the earlier of (i) at any time between the fifth and tenth anniversary of the date of issue of the 2009 preference stock (issued March 31, 2009); and (ii) any offer (within the meaning of the Takeover Panel Act 1997) for the Bank or other change of Control event in respect of the Bank.

The exercise price per unit of ordinary stock issued pursuant to the warrants will be €0.52 for 177,213,784 units of ordinary stock and €0.20 for 157,523,364 units of ordinary stock. Any difference between the exercise price and the nominal value of the ordinary stock (being €0.64) shall be paid up from the Bank’s undistributable reserves (including the Stock Premium Account) or (subject to there being no contravention of the rights of other stockholders) from the Bank’s distributable reserves.

If the units of ordinary stock issued on exercise of the warrants are transferred to any third party (other than a Government Entity), full voting rights will attach to such transferred units of ordinary stock.

If the Bank raises new core tier 1 capital (other than from a Government Entity) of up to €1.5 billion on or before 31 December 2009 and uses the proceeds of this capital raised to redeem up to €1.5 billion of the New Preference Stock, the number of warrants held by the NPRFC will be reduced pro rata (on a scale from 25 per cent. to 15 per cent. of the ordinary stock existing as of the date of issue of the 2009 preference stock, as enlarged by the ordinary stock issuable on the exercise of the warrants). This reduction in warrants will be applied to the warrants which have an exercise price of €0.20. Even if €1.5 billion of the 2009 preference stock is redeemed by 31 December 2009 using the proceeds of new core tier 1 capital, the NPRFC will be entitled to warrants over a minimum of such number of units of ordinary stock as equals 15 per cent. of the Existing Stock, as enlarged by the ordinary stock issuable on the exercise of the warrants. This amounted to 177,213,784 units of ordinary stock as at March 31, 2009.

Other than in the event of the Bank raising new core tier 1 capital (other than from a Government Entity) on or before 31 December 2009, the proceeds of which are used to repurchase units of 2009 preference stock, the warrants shall remain unaffected by any repurchase of the 2009 preference stock.

The number of units of ordinary stock which may be acquired pursuant to the exercise of the warrants will be subject to anti-dilution protection in line with market norms for warrants. Accordingly, the warrants will be proportionately adjusted for any increase or decrease in the number of outstanding units of ordinary stock in issue resulting from a subdivision or consolidation of units of ordinary stock. The warrants will also be proportionally adjusted for any capital distributions by the Bank and for certain bonus issues or rights issues by the Bank.

The Bank has undertaken that application will be made in due course for the ordinary stock to be issued on exercise of the warrants or in the event of non-payment of dividends on the 2009 preference stock to be admitted to the Official Lists and to trading on the main markets for listed securities of the Irish Stock Exchange and the London Stock Exchange. As well as agreeing to allow the Government Entities to make use of any public offer prospectus issued by the Bank for the purposes of placing this ordinary stock with investors, the Bank will also undertake to cooperate on a one-off basis at its own expense in the preparation and issue of a public offer prospectus where this is required or appropriate for the purpose of placing this ordinary stock with investors. The placing of this ordinary stock will be subject to orderly market provisions.

The warrants shall not be transferable (other than to a Government Entity).

3.	Directors

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

All Directors(with the exception of Directors appointed by the Government (“Government Appointees”) must hold at least 1,000 units of ordinary stock.

In accordance with “The Combined Code on Corporate Governance”, adopted by the Irish Stock Exchange and the London Stock Exchange, all Directors retire by rotation every three years and, if eligible, may offer themselves for re-election subject to satisfactory performance evaluation. The appointment, removal and retirement of Government Appointees is subject to different arrangements that are set out in Bye-Law 100 of the Bye-Laws.

4.	Rights and Restrictions Attaching to stock

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

All business is considered to be special business if it is transacted at an Extraordinary General Court as is all business transacted at an Annual General Court other than the declaration of a dividend, the consideration of the accounts, the balance sheet and reports of the Directors and Auditors, the election of Directors in the place of those retiring, the re-appointment of the retiring Auditors, and the determination of the remuneration of the Auditors, all of which is deemed ordinary business. Special business is dealt with by way of a special resolution, which must be passed by not less than three fourths of the votes cast by such members as being entitled so to do, vote in person or, where proxies are allowed, by proxy at a General Court at which not less than 21 days’ notice specifying the intention to propose a resolution as a special resolution has been duly given. Ordinary business is dealt with by way of an ordinary resolution which requires a simple majority of the votes cast by the members voting in person or by proxy at a General Court. Where an equal number of votes has been cast on any resolution the chairman of the meeting is entitled to a second or casting vote. The special voting rights of the 2009 Preference Stockholder are referred to at paragraph 2 above.

Liquidation Rights

In the event of any surplus arising on the occasion of the liquidation of the Bank the Ordinary Stockholders would be entitled to a share in that surplus pro rata to their holdings of Ordinary Stock.

(b)	Preference stock

The capital of the Bank is divided into ordinary stock and non-cumulative dollar preference stock, non-cumulative sterling preference stock and non-cumulative euro preference stock. At May 8, 2009 there were in issue 1,876,090 units of non-cumulative sterling preference stock and 3,026,598 units of non-cumulative euro preference stock. The holders of non-cumulative sterling and euro preference stock are entitled to a fixed annual dividend in accordance with the terms and conditions relating to the issue of the preference stock. Any dividend which has remained unclaimed for 12 years from the date of its declaration may be forfeited and cease to remain owing by the Bank.

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

Bye-law 7 enables the Directors to issue and allot new preference stock (the “2005 preference stock”) which can be either redeemable or non-redeemable, and can be denominated in US dollars, in euro or in sterling. Any preference stock issued under bye-law 7 will rank equivalently to the existing euro and sterling preference stock as regards entitlements to dividends. Bye-law 7 permits the substitution of all of the outstanding preferred securities in the event of the occurrence of a ‘Trigger Event’. A trigger event will occur when the capital adequacy requirements of the Financial Regulator have been, or are expected to be, breached.

The ranking and dividend entitlements of the 2009 Preference Stock are referred to in paragraph 2 above.

5.	Variation of Class Rights

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

6.	Convening of General Courts

Annual General Courts and a Court called for the passing of a special resolution must be called by 21 days notice in writing at the least. The notice must specify the place and date of the meeting and, in the case of special business, must give the general nature of that business. Admission to General Courts is limited to members of the Bank and validly appointed proxies.

7.	Limitation on the Rights to Own Securities

Neither the Charter nor the bye-laws impose restrictions on the right of non-resident or foreign shareholders to own securities in the Group. See, however, “Exchange Control and Other Limitations Affecting Security Holders” on page 112 for restrictions imposed in the context of EU and UN sanctions.

8.	Further Capital Calls

Bye-Laws 17 to 22 deal with the mechanisms that enable the Directors to make calls upon members in respect of any moneys unpaid on their stock. All of the issued ordinary and preference stock is fully paid up.

9.	Limitation on a Change of Control

The voting rights of the 2009 Preference Stockholder concerning a change in control of the Bank are referred to at paragraph 2 above.

10.	Disclosure of Stock Ownership

Under Irish company law where a person acquires an interest in shares in a public limited company (and the Bank is considered to be a public limited company for these purposes) or ceases to be interested in such shares, he has an obligation to notify the company of the interests he has, or had, in its shares. As recently modified by the Transparency Regulations of 2007(implementing the EU Transparency Directive), shareholders must now notify both the Financial Regulator and the company if the percentage of voting rights held by the shareholder exceeds, or falls below, a threshold of 3% and each 1% thereafter up to 100% as a result of an acquisition or disposal of voting rights in shares.

Under the bye-laws of the Group any member may be requested to declare by statutory declaration whether he is beneficially entitled to ordinary stock of which he is the registered owner and, if not, to disclose the person or persons for whom he holds such ordinary stock in trust. Such a declaration must be made within 14 days of service of the notice. Failure to respond to the notice in the prescribed period entitles the Directors to serve a disenfranchisement notice on such member with the consequence that the member may not attend or vote, either personally or by proxy, at any General Court of the Bank or exercise any other rights conferred by membership in respect of his holding ordinary stock (the “Default Stock”). In addition, where the default stock amounts to more than 5% of the ordinary stock then in issue of the Bank then the disenfranchement notice can state that no dividend will be payable on the default stock, and that no transfer of the default stock will be registered by, or on behalf of, the Bank. A disenfranchisement notice may continue in effect for as long as the default in respect of which it was issued continues.

11.	Employee Share Schemes, Long Term Incentive Plan and Executive Stock Option Schemes

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

The Long Term Incentive Plan (2004) is restricted to senior executive officers and focuses on the Group’s Total Shareholder Return (TSR) relative to a group of leading European financial services businesses. The TSR takes into account both the Group’s stock price performance and dividend payments to stockholders. The Long Term Incentive Plan is median based and competitive relative to other leading financial services businesses in Europe, and provides incentives for eligible management that are aligned with stockholders’ interests, and is designed to ensure that the Group continues to recruit, retain and motivate high quality executives. Under the Plan, senior executives may receive conditional awards of stock worth up to one time’s salary each year (or up to 1.5 times salary in the case of the Group Chief Executive) but these awards will vest in full only if the Group’s total shareholder return over three years is ranked first or second relative to a group of leading European financial services businesses. No awards will vest if the Group’s total shareholder return is below the median relative to those companies or if the average Return on Equity (“ROE”) is less than 20% per annum.

The Group Executive Stock Option Scheme (2004) focuses on underlying earnings per share (“underlying EPS”) growth. The scheme, which is median based and competitive in relation to other leading financial services businesses in Europe, also provides incentives for eligible management that are aligned with stockholders’ interests and is designed to ensure that the Group can continue to recruit, retain and motivate high quality executives. Under the scheme, executives may be granted options to purchase stock up to one time’s salary each year. Options granted between 2004 and 2007 will only be exercisable if the Group’s underlying EPS growth over three years exceeds the increase in the Consumer Price Index by at least 5% per annum compound. For options granted in 2008, 25% will become capable of exercise if the Group’s underlying EPS growth is 3% per annum compounded. 100% of options granted in 2008 will become capable of exercise if the Group’s underlying EPS growth is 6% per annum compounded. A scaled level of vesting will occur between these two targets, with options lapsing if the minimum target of underlying EPS of 3% per annum compounded is not achieved.

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

12.	Directors’ and Officers’ Liability Insurance

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

TAXATION

The following summary of certain consequences to US holders (as defined below), or as in the case of Irish taxation, to eligible US holders (also as defined below) of the purchase, ownership and disposition of ADSs or ordinary stock deals only with US holders that hold ADSs or units of ordinary stock as capital assets for Irish and US Federal income tax purposes and does not deal with special classes of holders, such as dealers in securities, traders in securities that elect to use a mark to market method of accounting for their securities holdings, tax-exempt organisations, life assurance companies, persons liable for alternative minimum tax, persons that actually or constructively own 10% or more of the voting stock of the Bank, persons that hold units of ordinary stock or ADSs as part of a straddle or a hedging or conversion transaction, or US holders or eligible US holders whose functional currency is not the US dollar. While the summary discussion relates to material matters relevant to the tax laws of the US and Ireland, all holders should consult their own tax advisors as to the Irish, US or any other tax consequences of the purchase, ownership and disposition of ordinary stock or ADSs including the effect of any foreign state or local tax laws as they apply to their particular circumstances.

This summary is based (i) on the income tax treaty between Ireland and the US (the ’Tax Treaty’), tax laws, regulations, administrative rulings and court decisions of Ireland and the US, all as currently in effect and all subject to change at any time, perhaps with retroactive effect, and (ii) in part, on representations of the Depositary, and assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

If a partnership holds the ordinary stock or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner in a partnership holding ordinary stock or ADSs should consult its tax advisor with regard to the US federal income tax treatment of an investment in the ordinary stock or ADSs.

For purposes of this discussion, a ‘US holder’ is a beneficial owner of ADSs or ordinary stock that is, for US federal income tax purposes, (i) a citizen or resident of the US, (ii) a US domestic corporation or an entity taxable as a corporation, (iii) an estate whose income is subject to US federal income tax regardless of its source, (iv) a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.

For purposes of this discussion, an ‘eligible US holder’ is a US holder that is (i) not a resident of Ireland for purposes of Irish taxes, (ii) not engaged in a trade or business in Ireland through a permanent establishment and (iii) otherwise eligible for benefits under the Tax Treaty with respect to income and gain from ordinary stock or ADSs.

For purposes of the Tax Treaty and the US Internal Revenue Code of 1986, as amended (the ‘Code’), US holders will be treated as the beneficial owners of the ordinary stock underlying the ADSs represented by the ADRs.

Irish Taxation

Dividends: Dividends paid by an Irish resident company do not carry a tax credit and are generally subject to Dividend Withholding Tax (‘DWT’) at the standard rate of income tax, currently 20%. This could include dividends paid by the Group with respect to ordinary stock or ADSs. There are a number of exemptions available from DWT including: (i) for ordinary stock, where the recipient is an eligible US holder who completes a relevant declaration and submits same to the Bank’s Registration Department prior to the due date of payment of the relevant dividend; and (ii) in relation to dividends paid with respect to ADSs as evidenced by an ADR, where the beneficial holder’s address on the register of depositary receipts is located in the US and is held by the Bank of New York or other ‘qualifying intermediary’ as defined in section 172E Irish Taxes Consolidation Act 1997 (or see list at http://www.revenue.ie/en/tax/dwt/authorised-qualifying-intermediaries.html.) or by any intervening ‘specified intermediary’ as defined in section 172F Irish Taxes Consolidation Act 1997.

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

The Tax Treaty limits the Irish tax liability of an eligible US holder (that is unable to claim repayment of the full DWT under provisions of Irish law) in respect of a dividend paid by the Bank to 15% of the gross amount. Consequently such holder may claim repayment from the Irish Tax Authorities, in accordance with the Tax Treaty, of the amount of DWT in excess of 15% of the sum of the cash dividend and the related DWT.

Gain on Disposition:  A gain realised on the disposition of ADSs or ordinary stock by a US holder who is not resident or ordinarily resident in Ireland for Irish tax purposes is not subject to Irish Capital Gains Tax unless such ADSs or units of ordinary stock are held in connection with a trade or business carried on by such holder in Ireland through a branch or agency.

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

US Federal Income Taxation

Dividends:  Under the Code and subject to the PFIC rules discussed below, the gross amount of any dividend (including any related applicable DWT) paid by the Bank to a US holder out of its current or accumulated earnings and profits (as determined for US Federal income tax purposes) is subject to US Federal income taxation. Dividends paid to a non-corporate US holder in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to the holder at a maximum federal tax rate of 15% provided that the ADSs or ordinary stock are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by the Bank with respect to its ADSs or units of ordinary stock generally will be qualified dividend income. The dividend will not be eligible for the dividends received deduction generally allowed to corporations. The amount of any dividend will be the US dollar value of the euro payment (determined at the spot US dollar/euro exchange rate) on the date of actual or constructive receipt by the US holder, in the case of ordinary stock, or by the Depositary in the case of ADSs, regardless of whether the payment is converted into dollars. Gain or loss, if any resulting from currency exchange fluetuations during the periods from the date or US holder includes the dividend payment on income to the date such US holder converts the payment into US dollars, generally will be ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income and generally will be income or loss from sources within the US for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US Federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US holder’s basis in the ADSs or units of ordinary stock and thereafter as capital gain.

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

Dividends paid by the Bank with respect to ADSs or ordinary stock ‘will be income from sources out side the US and will depending on a US holders circumstances, generally be passive’ income or ‘general’ income. For purposes of computing the foreign tax credit affordable to the holder US holders should consult their own tax advisors concerning the implications of US foreign tax credit rules in light of their particular circumstances.

Gain on Disposition:  Subject to the PFIC rules discussed below, upon the sale, exchange or other disposition of ADSs or ordinary stock, a US holder will recognise gain or loss, if any, equal to the difference between the US dollar amount realised upon the sale, exchange, or other disposition and the US holder’s tax basis in the ADSs or ordinary stock. Capital gain of a non-corporate US holder that is recognised in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the US holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

PFIC Rules:  The Bank believes that ADSs and ordinary stock should not be treated as stock of a Passive Foreign Investment Company (“PFIC”) for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If, contrary to the Bank’s belief, the Bank were to be treated as a PFIC, gain realised on the sale or other disposition of a US holder’s ADSs or ordinary stock would in general not be treated as a capital gain. Instead, a US holder would be treated as if it had realised such gain and certain “excess distributions” ratably over its holding period for the ADSs or ordinary stock and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a US holder’s ADSs or ordinary stock will be treated as stock in a PFIC if the Group Bank were a PFIC at any time during such US holder’s holding period in its ADSs or ordinary stock. Dividends received by a US holder from the Group Bank will not be eligible for the special tax rates applicable to qualified dividend income if the Group Bank is treated as a PFIC with respect to such US holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Additionally, the “Investor Information” section on the Group’s website is updated with all Stock Exchange releases as they are made by the Group. The outcome of every general meeting of the Group, including detailed voting results, is published on the Group’s website. The Group has an active and well developed Investor Relations programme, which involves regular meetings by the Group Chief Executive, members of his senior executive team and the Head of Investor Relations with the Group’s principal institutional stockholders and with financial analysts and brokers. The Directors are kept informed on investor issues through regular reports from Group Investor Relations on the outcome of these meetings; in addition, the Governor meets with major stockholders independently of the executive team. All meetings with stockholders are conducted in such a way so as to ensure that price sensitive information is not selectively divulged. The Governor also gathers the views of institutional stockholders, through the Group’s brokers and advisers, and presents feedback to the Court. In addition, all Directors are encouraged and facilitated to hear the views of investors and analysts at first hand through their participation in conference calls following major announcements. The Court concluded that the objective of keeping Directors fully informed on stockholder views was achieved in 2008/2009.

The Governor and/or the Senior Independent Director are available to stockholders if they have concerns that cannot be resolved through the normal channels and it is Group policy to facilitate any major stockholder who wishes to discuss any issue with the Governor or the Senior Independent Director.

The Group’s policy is to make constructive use of the Annual General Court and all stockholders are encouraged to participate. Stockholders are given the opportunity to ask questions at the Annual General Court. The notice of the Annual General Court is issued at least 20 working days before the meeting in line with the requirements of the Combined Code. At the Annual General Court separate resolutions are proposed on each substantially separate issue and voting was conducted electronically by way of poll at the Annual General Court in July 2008. The votes for, against and abstaining, on each resolution, including proxies, were immediately provided to those in attendance and were posted on the Group’s website following the meeting. It is usual for all Directors to attend the Annual General Court and to be available to meet stockholders and for the chairmen of the Group Audit Committee, the Group Nomination and Governance Committee and the Group Remuneration Committee to be available to answer relevant questions. In addition a ‘Help Desk’ facility is available at the meeting to assist stockholders to resolve any specific queries they may have.

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

Risk Environment

The financial turmoil and resulting liquidity crisis, which started in August 2007, continued and significantly worsened during 2008. A general lack of confidence in the financial services sector reached its peak after the collapse of Lehmans in mid September 2008, reducing the availability of funding and liquidity to financial institutions worldwide. This in turn triggered support measures by most developed countries in order to protect their financial institutions, including the Irish Government’s Credit Institutions (Financial Support) Act 2008 which provided a guarantee of deposits and of certain bank liabilities for a two year period to 29 September 2010. Global money and capital markets continue to experience stressed conditions. The Irish market was further impacted as reputational damage to the Irish banking system arose from concerns about corporate governance issues in some Irish financial institutions and debt and equity investor confidence declined due to Irish sovereign and institution specific credit downgrades as the outlook for the Irish economy and the country’s fiscal position deteriorated.

The Group has responded to these challenges and has increased its focus on acquiring and retaining customer deposits and has significantly increased the quantum of its contingent funding sources by ensuring that more of its assets are available for use as collateral to secure funding.

The severe decline in the economies of the Group’s main markets has also had an adverse impact on its lending portfolios. Property prices and economic activity fell sharply, unemployment rates increased, and consequently the Group’s impairment charge on loans and advances to customers for the year ended March 31, 2009 increased to €1,435 million from €227 million for the year ended March 31, 2008.

In response to these adverse conditions, credit risk management structures have been reconfigured to centralise the management of ‘at risk/challenged’ portfolios at business unit level and to allocate the most experienced credit management personnel to these areas. Further initiatives are outlined in later in this section and in note 55 to the consolidated financial statements.

The Group’s business model is based on building long term customer relationships. The Group strongly encourages customers to communicate with the Group where they envisage they might have difficulty in meeting repayments. Additionally, the Group is proactively identifying and working with customers who may be experiencing financial difficulty. In addition to liquidity and credit risk, other risks have become more acute in the current climate. In particular, the Group’s exposure to pension risk, in common with most other employers, has increased. Reputational risk has increased due to the public’s negative image of the financial services industry in general and, more specifically, due to recent corporate governance issues in Ireland. Substantially increased volatility in interest rates, credit spreads, exchange rates, and equity prices have increased the risk to the Group’s interest margin, trading results, and translation of foreign currency earnings.

The Group conducts a full programme of stress tests in order to assess the impact of adverse scenarios on the Group’s loan impairment losses, profits, capital requirements and funding. The Group accepted the resulting risk profile, but in line with most financial institutions, governments, and international organisations did not foresee the severity and rapidity of the current economic decline and dislocation of financial markets, nor did it anticipate the severe contraction in wholesale funding markets or investors’ demand for higher levels of capital.

The Group has taken a number of actions to reduce the impact of the risks mentioned above. Specifically, the Group has:

•	cancelled its dividend on ordinary stock to increase retained earnings and strengthen its capital position;

•	received an investment of €3.5 billion of preference stock from the Irish Government;

•	announced in January 2009 the Group’s intention to withdraw from intermediary sourced mortgage business in the UK which will result, over time, in a significant reduction in the size of its UK mortgage book. In addition the Group commenced the process of winding down a number of non-core international niche lending businesses;

•	implemented rigorous cost controls to more closely align the Group’s cost base to an environment of lower levels of business activity and revenue.

The Group is carrying out a review of its risk governance framework taking into account the impact of the crisis on the industry over the past 18 months. The outcome of this review will enable the Court to assess any changes which may be required to this framework.

Risk Management Approach

The Group follows an integrated approach to risk management to ensure that all material classes of risk are taken into account and that its risk management and capital management strategies are aligned with its overall business strategy. This integrated approach is set out in the Group Risk Framework, which is approved by the Court. It describes the Group’s formal governance process around risk and the approach to risk identification, assessment, analysis and reporting.

Risk Management Structure & Organisation

Risk Governance

An updated Risk Structure was announced on May 26, 2009. Please refer to “Significant Changes” in Item 8 for further details.

Responsibilities for risk management extend throughout the organisation.

•	The Court is responsible for approving high level policy and strategic direction in relation to the nature and scale of risk that the Group is prepared to assume to achieve its corporate objectives. The Court ensures that an appropriate system of internal control is maintained and reviews its effectiveness. It regularly reviews reports on the size and composition of key risks facing the Group as well as the proceedings of key committees;

•	The Group Risk Policy Committee (GRPC) is the primary committee with responsibility for risk management. It is chaired by the Group Chief Risk Officer (GCRO) and operates as a sub committee of the Court. The GRPC exercises authority delegated by the Court to approve business initiatives that have material implications for the level or composition of risk, and which are consistent with high level policy approved by the Court. The GRPC, in turn, delegates specific responsibility for oversight of the major classes of risk (credit, market, liquidity, operational, regulatory) to specific committees that are accountable to it;

•	Group Risk functions are responsible for establishing a risk control framework and maintaining independent risk oversight for key risks;

•	Business Units are responsible for the identification and management of risk at business unit level, including the implementation of appropriate controls and the reporting of all major risk events to the Group’s central risk functions;

•	Group Internal Audit is responsible for the independent review of risk management and the control environment;

•	The Group Credit function is responsible for independent oversight and analysis of credit risk within the Group;

•	Group Credit Review (GCR), an independent function within Group Credit, reviews the quality and management of credit risk assets across the Group.

Group Chief Risk Officer

The Group Chief Risk Officer (GCRO), a member of the Group Executive Committee (GEC), reports directly to the Group Chief Executive. In addition to the core responsibility of risk oversight, the GCRO provides independent advice and constructive challenge to the Group Executive in support of effective risk informed business decisions.

Please refer to “significant changes” in Item 8 for some recent changes to the Group’s risk structure.

Central risk management functions

Line management is responsible for management of risk in individual businesses. Independent oversight and analysis is provided by three central risk management functions reporting to the GCRO:

•	Credit Risk

•	Market Risk

•	Group Regulatory and Operational Risk

In addition, the central Group Risk function (the Group Risk Office (GRO)) manages or co-ordinates the calculation of economic capital & risk adjusted return on economic capital (RAROC), credit risk modelling, standards and validation, and integrated risk reporting.

The organisational structure for risk management is designed to facilitate reporting and escalation of risk concerns from business units and risk functions upwards to the GRPC and the Court of Directors, and conveying approved risk management policies and decisions from the Court and the GRPC to business units.

Liquidity Risk is managed by Group Asset and Liability Management (ALM). The role and scope of the ALM function was significantly expanded during the year and now incorporates capital planning & management, liquidity planning and management, transfer pricing, balance sheet management and contingent liquidity programmes. The Group Treasurer heads the ALM function and reports directly to the Group Chief Financial Officer.

RISK STRATEGY AND APPETITE

The Group’s risk appetite and risk strategy is set by the Court annually and reviewed on an ongoing basis by the GRPC and the Court.

Approach and objectives of Risk Strategy

The Group’s core business objective is to engage in calculated and profitable risk taking to ensure adequate returns after taking risk into account. There are also risks that the Group wishes to avoid which, in addition to financial impacts, would lead to reputational damage in the perception of the Group by its customers, the wider public or regulators.

The objectives of the risk strategy are

•	to ensure that all material risks are correctly identified, measured and adequately controlled

•	to allocate clear roles and responsibilities/accountability for the control of risk within the Group, and ensure alignment of variable compensation to risk considerations

•	to raise awareness of and commitment to the principles of risk management.

Risk Appetite

Risk appetite defines the level of risk the Group is prepared to accept in pursuit of its objectives. Given the unprecedented deterioration in economic conditions and the resulting strain on the Group’s asset quality, capital and funding measures the Group has implemented a programme to reduce its overall risk profile. This programme calls for the Group to exit from some lending portfolios and significantly reduce risk levels for shareholders and bondholders through increased capital ratios and decreased reliance on wholesale funding. This programme sets the Group’s risk appetite by targeting the level of exposure to individual asset classes, quantum and sources of funding and capital levels.

As economic conditions improve and as capital and funding levels strengthen, the Group’s risk appetite will reflect its aims to deliver sustainable growth through the pursuit of business strategies which are in line with the Group’s risk principles — these principles stipulate that for all its risks, the Group must have the ability to measure the risk and have appropriate resources to manage it. The Group must also have appropriate governance processes in place, and must ensure that the risk does not cause any undue risk concentrations.

Risk appetite informs group strategy and, as part of the overall framework for risk governance, guides the Group in its risk taking and related business activities. The Group’s Risk Appetite Statement targets the maintenance of financial stability and solvency, and the protection of the Group’s core franchises. It is approved by the GRPC and by the Court.

The Group’s risk appetite and risk profile must be aligned. Where the Group has a risk profile that is in excess of its risk appetite, it will take action to realign the risk profile through risk reduction and increased risk mitigation activities.

RISK IDENTIFICATION PROCESS

Risks facing the Group are identified and assessed at least annually through the Group’s Comprehensive Risk Identification process.

Risks that are deemed material are included in the Group Risk Framework, owner(s) identified, appropriate policies put in place and a formalised measurement and management process defined and implemented.

The Group has identified ten risk types that it believes could have a material impact on earnings and on its ability to trade in the future. These ten risks have been assigned an owner who reports on and/or actively manages the risk with formalised measurement and management processes defined. The ten risk types are:

Credit risk is defined as the risk of loss resulting from a counterparty being unable to meet its contractual obligations to the Group in respect of loans or other financial transactions. This risk includes concentration risk and country risk.

Liquidity risk is the risk that the Group will experience difficulty in financing its assets and/or meeting its contractual payment obligations as they fall due, or will only be able to do so at substantially above the prevailing market cost of funds. Factors that may increase the Group’s cost of funds would be rating downgrades or other factors which change the market’s willingness to supply funding to the Group.

Business risk is the risk of loss due to uncertainty in profits or earnings volatility that damage the franchise or operational economics of a business. The uncertainty in profits or earnings volatility may be caused by changes in the competitive environment such as volume, margin or cost changes due to new entrants to the market, the introduction of new products, or a sudden shift in customer behaviour or demand, or by an inflexible cost structure that doesn’t respond to a fall in earnings.

Market risk is the risk of loss due to adverse change in the Group’s income or net worth, arising from movements in interest rates, exchange rates or other market prices.

Pension risk is the risk that the value of the liabilities of the Group’s defined benefit pension schemes exceeds the value of the schemes’ assets to such a degree that the Group would elect to make unanticipated contributions to reduce the deficit.

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events and outsourcing arrangements. In the case of legal and contractual risk, this includes the risk of loss due to litigation arising from errors, omissions and acts by the Group in the conduct of its business.

Regulatory risk is the risk or volatility of earnings arising from a breach of regulatory and compliance deadlines and requirements. Regulatory risk arises from a failure to comply with the laws, regulations or codes applicable to the financial services industry in the jurisdictions within which the Group operates. Regulatory risk also includes, among others, tax compliance risk, which is the risk of loss due to non-compliance with tax legislation and the Group’s tax policy.

Life insurance risk is defined as the volatility in the amount and timing of claims caused by unexpected changes in mortality, morbidity and longevity.

Model risk is the risk that the Group’s suite of risk models inaccurately measures a risk to some exposures, holding inadequate capital (economic or regulatory) or being subject to economic, regulatory and / or market censure.

Reputation risk is the risk to earnings arising from adverse perception of the Group’s image on the part of customers, counterparties, shareholders, investors or regulators.

While business units remain responsible for the identification and management of risk in their businesses, risk management functions are responsible for establishing a risk control framework.

As discussed earlier, many of these risks are impacted by unfavourable changes in economic conditions.

The Group’s Capital Management function assesses the impact of the most material risks on the Group’s capital ratios.

“TOP 5” RISK IDENTIFICATION

In addition to, and separate from, the Comprehensive Risk Identification process, the top five risks facing the Group are identified on a half yearly basis whereby members of the GEC and the GRPC identify and rank the “Top 5” macro risks facing the Group. The following criteria are used to identify and assess the top risks:

•	the severity of the risk in terms of materiality and the length of time it would take the Group to recover;

•	the likelihood of the risk occurring; and

•	the impact of the risk, taking mitigants and likelihood into account.

This assessment is used to agree the top risks, which are presented to the Court for its consideration semi-annually.

RISK MEASUREMENT

Risk management systems are in place to facilitate measurement, monitoring and analysis of risk. These systems are in line with good practice and designed to ensure compliance with regulatory requirements.

Economic capital

The Group uses Economic Capital (Ecap) as a metric by which risk is assessed, risk based budgets and strategic plans articulated and an internal risk based capital framework applied. Ecap is used internally for capital planning as well as for the calculation of risk adjusted returns. The common measure of return on risk used by the Group is Risk Adjusted Return on Economic Capital (RAROC).

Stress testing and scenario analysis

The Group annually conducts a full programme of stress tests in order to assess the impact of adverse scenarios on the Group’s loan impairment losses, profits, capital requirements and funding.

The results of stress tests are used to assess the Group’s resilience to adverse scenarios and to aid the identification of potential areas of vulnerability. The tests are applied to current risk positions and also to projected positions envisaged in the Group’s business plan and strategy. Macroeconomic scenarios of different levels of severity are combined with assumptions on volume growth and margin development. Impacts are measured in terms of potential losses and regulatory and economic capital requirements. The stress tests assist the GRPC and the Court in determining whether the Group is comfortable with the possible financial consequences of a set of macroeconomic scenarios, taking into account the Group’s risk appetite, target capital ratios, dividend cover and loss tolerance.

RISK REPORTING

The GCRO presents a Quarterly Risk Report to the GRPC and the Court. The report assesses the economic environment to which the Group is exposed, through a review of a wide range of economic forecasts and input from the Group’s Chief Economist, risk functions and business managers, comments on the impact on the risk profile of the Group and includes an assessment of all material risks types as set out in pages 117 and 118. This assessment is reported to the GRPC and the Court.

The Court is also informed of key items considered by the GRPC. Quantitative and qualitative disclosures of key financial risks are disclosed in note 55 Risk Management.

LIQUIDITY RISK

Liquidity Risk Mitigation

The Group’s strategy is to diversify its funding profile across investor types, regions, instruments and currency of activity. During the year, the Group issued €8.4 billion of debt with a maturity greater than one year, of which €4.7 billion had a term greater than one year at March 31, 2009.

Contingent Liquidity

Contingent Liquidity is made up of a pool of internally securitised credit risk assets and a portfolio of liquid or readily marketable assets.

Internally Securitised Assets The Group has retained the notes issued from a number of securitisations of balance sheet assets in order to increase its ability to obtain secured funding, if required. The assets comprise Irish and UK residential and commercial mortgages and a corporate loan book securitisation vehicle.

Liquid assets

The liquid assets portfolio comprises those securities that can be used to raise liquidity either by sale or via secured funding transactions. This portfolio is comprised of bank paper, government debt and asset backed securities. The liquidity value of securities may be less than the value in the table below as a “haircut” or discount may be applied by secured funding providers, based on the quality of the asset. In addition the Group has the ability to access secured funding through the tendering operations of central banks from this pool of assets.

REGULATORY & OPERATIONAL RISK

Regulatory and operational risk has increased over the course of the year in light of industry developments, increased regulatory supervision and increased data privacy awareness.

Under the Credit Institutions (Financial Support) Scheme 2008 the Governor and Group Chief Executive sign a Quarterly Compliance Certificate which certifies compliance with the terms and conditions of the Scheme to the

Financial Regulator. The Group is also required to obtain a Compliance Certificate on the Quarterly Compliance Certificate from its auditors, PricewaterhouseCoopers. The Group, in common with other covered institutions, is subject to close supervision by the Financial Regulator.

The Minister for Finance also has significantly increased powers as part of this Scheme, including the power to appoint two new nonexecutive directors and observers to attend many of the Group’s committees including credit, risk, audit and remuneration committees.

The Court oversees regulatory compliance with the extensive supervisory and regulatory regimes to which the Group is subject, principally in Ireland, the UK and the US, and the Group’s operational risks, through the Group Regulatory and Operational Risk Committee (GRORC), a sub committee of the GRPC.

The objectives of the GRORC are to:

•	define and identify regulatory and operational risks;

•	devise and implement a framework for management of these risks;

•	report on the status of these risks; and

•	make recommendations to the GRPC on the management of these risks as appropriate.

The Group Regulatory and Operational Risk (GROR) function supports GRORC and manages the Group’s risks associated with operations, legal compliance, tax compliance, data privacy, business continuity, and compliance with legislation including anti money laundering, health and safety and environmental regulations. It also reviews upstream risks in relation to regulatory and operational developments.

The Head of GROR is responsible for formulating and communicating the risk control framework for the management of regulatory and operational risks and for monitoring the implementation of the framework by business management across the Group. Regulatory and operational risk policies are implemented by business units, subject to monitoring and support from GROR. GRORC also promotes awareness of regulatory and operational risks throughout the Group.

The Head of GROR reports semi annually to the Group Audit Committee.

Key internal developments in the past year

The Group’s whistle blowing policy, “The Speak Up Policy”, was revised and re-emphasised to all employees during the year. This has increased awareness and understanding of the policy, of employees’ obligations to raise concerns and the channels for doing so.

Data protection and privacy awareness has significantly increased across the Group and a refreshed Data Protection and Privacy policy was launched. The policy sets out the Group’s intention to protect the information it has in its possession and commits to taking all reasonable steps in protecting that information. Specific measures taken include the encryption of all laptops, removal of USB storage devices and improved reporting of data protection and privacy incidents, with Group Regulatory and Operational Risk being informed in a timely fashion of all significant issues.

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

Risk Management

The Group manages regulatory risk under an overall framework, which is implemented by accountable executives, monitored by the GRPC, the GAC and the GRORC, and supported by the GROR function. The effective management of regulatory compliance is primarily the responsibility of business management.

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

OPERATIONAL RISK

Definition

Operational risks are present in the Group’s business, through inadequate or failed internal processes (including financial reporting and risk monitoring processes) or from people related or external events, including the risk of fraud and other criminal acts carried out against the Group. In the case of legal and contractual risk, this includes the risk of loss due to litigation arising from errors, omissions, and acts by the Group in the conduct of its business.

Risk Management

The Group has established a formal approach to the management of operational risk in the form of the “Operational Risk Management Framework” to identify, assess, monitor and manage operational risks which may impact the achievement of the Group’s business objectives. It consists of:

•	formulation and dissemination of the Group Operational Risk policy;

•	establishment of organisational structures for the oversight, monitoring and management of operational risk throughout the Group;

•	embedding the operational risk management process in business and support units throughout the Group;

•	maintenance of awareness and training of relevant staff in the operational risk management process.

The Group’s exposure to operational risk is governed by policy formulated by the GRORC and approved by the GRPC, on behalf of the Court. Policies for management of specific aspects of operational risk are approved and monitored by GRORC.

Business units are responsible for effective implementation of the operational risk policy, and the head of each business unit provides GROR with a certificate of compliance with the requirements of the policy semi annually. In addition, GROR monitors compliance through review of management reports provided by the business units; through periodic visits to business and support functions to inspect practices and compliance with policies; and through monitoring of the nature, scale and frequency of loss events.

Risk Mitigation

The Group implements specific policies and risk mitigation measures for key risks, including financial crime, information data privacy and business contingency planning risks. This strategy is further supported by risk transfer mechanisms such as the Group’s insurance programme, whereby selected risks are reinsured externally.

Risk Reporting

The Head of GROR reports to GRORC on the status of regulatory and operational risk in the Group, including status of these key risks across the Group and progress of risk mitigation initiatives, significant loss events and the nature, scale and frequency of overall losses. The status of regulatory and operational risk is included in the GCRO’s Quarterly Risk Report to the GRPC and the Court.

BUSINESS RISK

Definition

Business risk is the risk of loss due to uncertainty in profits or earnings volatility that damage the franchise or operational economics of the Group’s business. This uncertainty may be caused by changes in the competitive environment, a collapse in economic conditions affecting prices, volumes and exchange rates, an inflexible cost structure that does not respond to a changed environment, the possibility of severe industrial relations disputes disrupting operations or the curtailment of strategically important investments leading to an inability to sustain future requirements. The Group faces business risk as a direct or indirect consequence of its business activities.

Risk Management, Measurement and Reporting

The Group reviews business risk as part of the annual risk identification process. The risk is managed on a divisional basis, and measured quarterly, with a scorecard addressing moves in key indicators around income diversification, margin trends, customer advocacy, direct and indirect costs and staff turnover and engagement. Input from the Group’s divisions is collated by the Group Risk Office function and an update provided to Court in the Quarterly Risk Report.

Risk mitigation

The Group’s main mitigants for business risk include the diversification of income streams across products, segments, business sectors and locations and good employee relations. Flexibility in the cost base and variable compensation, where applicable, also help mitigate business risk. The Group depends in part on the continued service of key members of its management team. The ability to continue to attract, train, motivate and retain highly qualified professionals is a key element of the Group’s strategy.

PENSION RISK

Pension risk is the risk that the value of the liabilities of the Group’s defined benefit pension schemes exceeds the value of the schemes’ assets to such a degree that the Group would elect to make unanticipated contributions to reduce the deficit.

The Group maintains a number of defined benefit pension schemes for past and current employees under IAS 19 accounting rules and is subject to pension risk. Pension risk depends principally on the level of the deficit, the potential future change in the deficit and the value of the sponsor.

In the past year, the Group’s exposure to Pension Risk, in common with most other employers, increased. Losses in equity markets reduced the market value of assets held by the Group’s pension funds, while the lower interest rate environment increased the present value of liabilities, the impact of which has been the widening of the pension deficit which at March 31, 2009 stood at €1,478m.

The investment policy pursued to meet the Scheme’s estimated future liabilities is a matter for the Trustees and the Scheme’s Investment Committee. The Group, as sponsor, is afforded an opportunity to communicate its views on investment strategy to the Trustees and receives regular updates including scenario analysis of pension risk.

The Court is informed of the GRPC risk deliberations through a quarterly review of the GRPC proceedings and a Quarterly Risk Report presented by the GCRO.

In order to mitigate this risk, a new scheme was introduced in 2006 for all new entrants which has adjusted terms for new members to ensure a more equitable sharing of future risks.

REPUTATION RISK

Definition

Reputation risk is the risk of loss/volatility of earnings arising from adverse perception of the Group’s image on part of the customers, counterparties, shareholders, investors or regulators. This risk typically materialises through a loss of business in the areas affected.

Risk Management, Measurement and Reporting

The Group reviews reputation risk as part of the annual risk identification process. Updates are reported to the GRPC and Court as part of the Quarterly Risk Report. The Group undertakes a range of activities at branch, business and corporate levels designed to positively enhance its reputation with a wide range of stakeholders.

There are a number of processes and structures in place which are used to identify, assess and mitigate the potential risks to the Group’s reputation. Business Units and individuals may refer issues and potential decisions which may negatively impact the Group’s reputation to the Group Corporate Responsibility Committee for a decision.

Reputation risk indicators are tracked on an ongoing basis. These indicators include operational risk errors and regulatory issues and breaches which may have the potential to impact reputation and surveys measuring customer sentiment.

Reputation Risk mitigants

Development of a positive image is considered a key mitigant of reputation risk. This includes development and monitoring of key relationships, which include the Financial Regulator, customer and business relationships, employees, investors, and the media.

There is a crisis/issue management process in place to ensure that issues that arise are managed in a way that minimises the effect on overall Group reputation.

Capital Management

See note 56 of the consolidated financial statements for details.

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

Management assessed the effectiveness of the Group’s internal control over financial reporting as of March 31, 2009 based on the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of March 31, 2009 the Group’s internal control over financial reporting was effective.

Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c)	Report of Registered Public Accounting Firm

PricewaterhouseCoopers, an independent registered public accounting firm, audited the consolidated financial statements of the Group for the fiscal year ended March 31, 2009, and has issued an audit report on the effectiveness of Group’s internal controls over financial reporting as of March 31, 2009. Their report is included herein on page F-3.

(d)	Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16

Item 16A	Audit Committee Financial Expert

The Group Audit Committee comprises only independent non-executive Directors as described in the NYSE guidelines. The Court has determined that the Committee members’ collective skills together with their recent and relevant financial experience enable the Committee to discharge its responsibilities.

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

During the year, the audit committee operated a comprehensive policy on the provision of non-audit services by the principal accountant to the Group. This policy provides for the pre-approval of all non-audit services as well as the prohibition on the provision of certain other named services by the Group’s auditor, PricewaterhouseCoopers. Management seeks annual pre-approval for certain categories of services which may be rendered by PricewaterhouseCoopers, along with budgets attaching to each category, which cannot be exceeded without the prior approval of the Committee. Any assignment outside of the approved categories or which would cause fees to exceed the agreed budget must be pre-approved by any one member of the Audit Committee and notified to the Audit Committee for ratification at its next meeting. Management periodically reports to the Audit Committee the amount of fees committed in respect of each category of service. It is Group policy to subject all major consultancy assignments to a competitive tender process (see note 11 of the consolidated financial statements).

Item 16D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

As at March 31, 2008, 19,563,276 units of ordinary stock held by the Group’s life assurance company were categorised as ‘own shares’. 9,458,833 units of ordinary stock were disposed of by the life assurance company during the year ended March 31, 2009. No other share purchases or disposals were made during the year. At March 31, 2009 the Group’s life assurance company held 10,104,443 units of ordinary stock as ‘own shares’.

Item 16F	Changes in Registrant’s Certifying Accountants

Not applicable.

Item 16G	Corporate Governance

Please refer to page 100 for details of differences between the Group’s corporate governance practices and the requirements of the NYSE applicable to US companies. The Group believes there are no such significant differences.

PART III

Item 17	FINANCIAL STATEMENTS

Not applicable

Item 18	FINANCIAL STATEMENTS

Financial Statements

Not applicable

Item 19	EXHIBITS

1.1	—	Charter & Acts (incorporated by reference to Exhibit 1.1 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2001, File No. 1-14452).
1.2	—	Bye-Laws (incorporated by reference to Exhibit 1.2 of the annual report on Form 20-F of the Governor and Company of the Bank of Ireland for the financial year ended March 31, 2009, File No. 1-14452).
4.1	—	Rules of the Bank of Ireland Group Stock Options Scheme -- 2004 (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2001, File No. 1-14452).
4.2	—	Rules of the Bank of Ireland Group Long Term Performance Stock Plan (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2001, File No. 1-14452).
4.3	—	Rules of the Bank of Ireland Group Long Term Incentive Plan 2004 and Executive Stock Option Scheme 2004 (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2006, File No. 1-14452).
4.4		Rules of the Bank of Ireland Group Staff Stock Issue 2006 (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2006, File No. 1-14452).
8	—	List of significant subsidiaries — incorporated by reference to page 19 of this Form 20-F.
12.1	—	Certification by the Chief Executive Officer as required by Section 302 of Sarbanes-Oxley Act of 2002.
12.2	—	Certification by the Chief Financial Officer as required by Section 302 of Sarbanes-Oxley Act of 2002.
13.1	—	Certification by the Chief Executive Officer as required by Section 906 of Sarbanes-Oxley Act of 2002.
13.2	—	Certification by the Chief Financial Officer as required by Section 906 of Sarbanes-Oxley Act of 2002.
15.1	—	Consent of Independent Registered Public Accounting Firm.

BANK OF IRELAND GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Year Ended March 31, 2009

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

BANK OF IRELAND GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Court of Directors and members of The Governor and Company of the Bank of Ireland

In our opinion, the accompanying consolidated income statements and the related consolidated balance sheets, consolidated statements of cash flows and consolidated statements of recognised income and expense present fairly, in all material respects, the financial position of The Governor and Company of the Bank of Ireland (the ‘Group’) and its subsidiaries at March 31, 2009 and March 31, 2008 and the results of their operations and cash flows for each of the three years in the period ended March 31, 2009, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also, in our opinion the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The Group’s management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in ‘Management’s report on internal control over financial reporting’ in the section headed Controls and Procedures appearing under item 15(b) of this Form 20-F . Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our audits which were integrated in 2009 and 2008. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin Ireland
May 29, 2009

BANK OF IRELAND GROUP

CONSOLIDATED INCOME STATEMENT

		Year Ended March 31,
	Notes	2009	2008	2007
		€m	€m	€m

Interest income	2	9,717	10,397	8,137
Interest expense	3	(6,047)	(7,134)	(5,380)

Net interest income		3,670	3,263	2,757
Net insurance premium income	4	1,069	1,940	2,188
Fee and commission income	5	717	816	898
Fee and commission expense	5	(232)	(150)	(160)
Net trading expense	6	(307)	(246)	(70)
Life assurance investment income and losses	7	(1,570)	(826)	247
Other operating income	8	73	238	199

Total operating income		3,420	5,035	6,059
Insurance contract liabilities and claims paid	9	537	(798)	(2,213)

Total operating income, net of insurance claims		3,957	4,237	3,846
Other operating expenses	10	(2,105)	(2,157)	(2,159)
Impairment of goodwill and other intangible assets	25	(304)	—	—

Operating profit before impairment charges on financial assets		1,548	2,080	1,687
Impairment charges on financial assets	12	(1,513)	(232)	(103)

Operating profit	13	35	1,848	1,584
Share of (loss)/profit of associated undertakings and joint ventures (after tax)	14	(42)	46	44
Profit on disposal of business activities		—	—	243
Profit on disposal of property		—	39	87

(Loss)/profit before taxation		(7)	1,933	1,958
Taxation	15	41	(229)	(306)

Profit for the year		34	1,704	1,652

Attributable to minority interests		(35)	5	1
Attributable to stockholders		69	1,699	1,651

Profit for the year		34	1,704	1,652

Earnings per unit of €0.64 ordinary stock (cent)	16	5.9c	174.6c	172.2c

Diluted earnings per unit of €0.64 ordinary stock (cent)	16	5.9c	173.9c	171.0c

The notes on pages F-35 to F-142
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED BALANCE SHEET

		At March 31,
	Notes	2009	2008
		€m	€m

ASSETS
Cash and balances at central banks		3,224	484
Items in the course of collection from other banks		515	683
Central government and other eligible bills		—	10
Trading securities	17	125	119
Derivative financial instruments	18	8,397	4,568
Other financial assets at fair value through profit or loss	19	7,604	10,909
Loans and advances to banks	20	7,886	9,409
Available for sale financial assets	21	26,858	29,307
Loans and advances to customers	22	133,740	135,738
Interest in associated undertakings	23	22	28
Interest in joint ventures	24	151	70
Intangible assets — goodwill	25	47	293
Intangible assets — other	25	485	570
Investment properties	26	1,413	1,511
Property, plant and equipment	27	492	593
Deferred tax assets	37	560	145
Other assets	28	2,566	2,754
Retirement benefit asset	38	7	11
Assets classified as held for sale	29	24	232

Total assets		194,116	197,434

EQUITY AND LIABILITIES
Deposits from banks	30	28,814	14,130
Customer accounts	31	83,119	86,234
Items in the course of transmission to other banks		238	254
Derivative financial instruments	18	7,554	4,322
Liabilities to customers under investment contracts	32	4,084	5,662
Debt securities in issue	33	45,133	60,842
Insurance contract liabilities	32	5,634	7,140
Other liabilities	35	3,049	3,535
Provisions	36	87	47
Deferred tax liabilities	37	50	131
Retirement benefit obligations	38	1,485	807
Subordinated liabilities	34	7,942	7,808
Liabilities classified as held for sale	29	14	—

Total liabilities		187,203	190,912

Equity
Capital stock	40	699	664
Stock premium account	41	4,092	775
Retained earnings	42	4,761	5,670
Other reserves	43	(2,610)	(400)
Own stock held for the benefit of life assurance policyholders		(90)	(225)

Stockholders’ equity		6,852	6,484
Minority interests	44	61	38

Total equity		6,913	6,522

Total equity and liabilities		194,116	197,434

The notes on pages F-35 to F-142
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

		Year Ended March 31,
	Notes	2009	2008	2007
		€m	€m	€m

Net change in property revaluation reserve	43	(96)	(29)	18
Net change in cash flow hedge reserve	43	(540)	(247)	135
Net change in available for sale reserve	43	(1,113)	(386)	(49)
Net actuarial loss on defined benefit pension funds	42	(544)	(209)	190
Foreign exchange translations losses	43	(528)	(712)	49

Amount recognised in equity		(2,821)	(1,583)	343
Profit for the year		34	1,704	1,652

Total recognised (expenses)/income for the year		(2,787)	121	1,995

Attributable to:
Equity holders of the parent		(2,752)	116	1,994
Minority interests	44	(35)	5	1

		(2,787)	121	1,995

The notes on pages F-35 to F-142
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED CASH FLOW STATEMENT

	Year Ended March 31,
	2009	2008	2007
	€m	€m	€m

Cash flows from operating activities
(Loss)/profit before taxation	(7)	1,933	1,958
Share of loss/(profit) of associated undertakings and joint ventures	42	(46)	(44)
Profit on disposal of business activities	—	—	(243)
Profit on disposal of property	—	(39)	(87)
Depreciation and amortisation	178	137	151
Impairment of financial assets	1,513	232	103
Other impairments	17	—	—
Impairment of goodwill	287	—	—
Net change in prepayments and interest receivable	270	(12)	(292)
Net change in accruals and interest payable	(120)	114	323
Loans and advances written off net of recoveries	(236)	(29)	(34)
Revaluation of investment property	512	149	(96)
Profit on disposal of investment property	—	—	(6)
Interest expense on subordinated liabilities and other capital instruments	435	450	381
Profit on disposal of investment property
Profit on disposal of available for sale financial assets	(5)	(34)	(10)
Charge for share based payments	3	13	12
Amortisation of premiums and discounts	(57)	(94)	(52)
Amortisation of debt issue expenses	14	18	5

Cash flows from operating activities before changes in operating assets and liabilities	2,846	2,792	2,069

Net change in deposits from banks	14,759	(6,024)	(11,810)
Net change in customer accounts	2,279	19,333	9,988
Net change in loans and advances to customers	(8,226)	(20,309)	(22,736)
Net change in loans and advances to banks	(1,754)	857	3,035
Net change in trading securities	(6)	400	(68)
Net change in derivative financial instruments	(954)	(558)	621
Net change in assets at fair value through profit or loss	3,248	1,830	(2,317)
Net change in items in the course of collection	146	114	83
Net change in debt securities in issue	(17,464)	3,061	22,624
Net change in insurance contract liabilities	(1,506)	(50)	1,998
Net change in other assets	31	64	191
Net change in liabilities to customers under investment contracts	(1,578)	(1,074)	86
Net change in other liabilities	(150)	(384)	(313)
Effect of exchange translation and other adjustments	4,715	2,979	1

Net cash inflow from operating assets and liabilities	(6,460)	239	1,383

Net cash flow from operating activities before taxation	(3,614)	3,031	3,452
Taxation paid	(215)	(276)	(272)

Net cash flow from operating activities	(3,829)	2,755	3,180
Investing activities (section a)	870	1,279	(5,792)
Financing activities (section b)	2,525	(466)	709

Net change in cash and cash equivalents	(434)	3,568	(1,903)
Opening cash and cash equivalents	7,647	4,297	6,162
Effect of exchange translation adjustments	46	(218)	38

Closing cash and cash equivalents	7,259	7,647	4,297

The notes on pages F-35 to F-142
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED CASH FLOW STATEMENT  (Continued)

	Year Ended March 31,
	2009	2008	2007
	€m	€m	€m

(a) Investing activities
Net change in available for sale financial assets	1,057	2,006	(5,865)
Additions to tangible fixed assets	(75)	(54)	(57)
Disposal of tangible fixed assets	4	10	257
Additions to intangible assets	(119)	(98)	(109)
Disposal of intangible assets	7	—	—
Purchase of investment property	(36)	(529)	(263)
Disposal of investment property	—	11	30
Purchase of assets held for sale	—	(211)	(10)
Disposal of assets held for sale	—	113	—
Disposal of business activities	—	—	323
Cash balances of subsidiary disposed of	—	—	(122)
Dividends received from joint ventures	34	34	68
Net change in interest in associated undertakings	(2)	(3)	(4)
Deferred consideration paid	—	—	(19)
Acquisition of joint venture	—	—	(21)

Cash flows from investing activities	870	1,279	(5,792)

(b) Financing activities
Reissue of treasury stock	(83)	194	133
Issue of new subordinated liabilities	565	439	1,479
Reduction of subordinated liabilities	(600)	(22)	—
Interest paid on subordinated liabilities	(419)	(450)	(361)
Equity dividends paid	(387)	(611)	(524)
Dividends on other equity interests	(10)	(14)	(15)
Dividends paid to minority interests	(3)	(2)	(3)
Issue of 2009 preference stock and warrants	3,462	—	—

Cash flows from financing activities	2,525	(466)	709

The notes on pages F-35 to F-142
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

ACCOUNTING POLICIES

BANK OF IRELAND GROUP

ACCOUNTING POLICIES

Accounting Policies

The following are Bank of Ireland Group’s principal accounting policies.

Financial Statements

The financial statements comprise the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Statement of Recognised Income and Expense and the Consolidated Cash Flow Statement together with the notes to the Consolidated Financial Statements.

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

The preparation of the financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. A description of the critical estimates and judgements is set out on pages F-30 to F-32.

The Group has operated in a very challenging environment arising from the unprecedented deterioration in the global economy and the continued global financial crisis, characterised by a significant reduction in liquidity. As a result, central banks have initiated actions to improve liquidity to the interbank market in order to stabilise their banking systems. In Ireland, the Irish Government has introduced an enhanced customer deposit protection scheme, a guarantee scheme for certain bank liabilities, and a recapitalisation programme which invested €3.5 billion in Bank of Ireland preference stock. In addition, the Government also announced its intention to create a National Asset Management Agency (NAMA) to take certain land and development and related property loans off Irish banks’ balance sheets, thereby improving liquidity in the system. As a systemically important bank to the Irish economy, as acknowledged by the Irish Government, Bank of Ireland has and will benefit from these initiatives.

The key dependencies on successfully funding the Group’s balance sheet include the continued functioning of wholesale funding markets, the continued access of the Group to a range of Monetary Authority liquidity facilities, limited further deterioration in the Group’s credit ratings, and no significant sudden withdrawal of customer deposits.

The Group has built up a substantial pool of contingent liquidity to support its funding requirement. The Group’s funding position has been strengthened by the Government guarantee of its liabilities out to September 29, 2010 and the recently announced extension of this guarantee beyond September 2010 for the future issuance of debt securities with a maturity of up to five years. The Group’s funding and capital position has also been strengthened by the €3.5 billion preference stock investment by the Irish Government on March 31, 2009.

Based on projections prepared by management which take into account, the Group’s current ability to fund in the market, the stability of its deposit base, and continued access to Monetary Authority liquidity support schemes, the

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

Directors are satisfied that the Group has adequate resources, both capital and funding to continue in business for the foreseeable future. Accordingly, the Directors consider it appropriate to adopt the going concern basis in preparing the annual financial statements.

Adoption of New Accounting Standards

The following standards / amendments to standards have been adopted by the Group during the year ended March 31, 2009:

Amendments to IAS 39 — Financial instruments: Recognition and measurement and IFRS 7 — Financial Instruments: Disclosures — Reclassification of financial assets. The IAS 39 amendment allows the reclassification of certain financial assets previously classified as ‘held for trading’ or ‘available for sale’ to another category under limited circumstances. The amendment to IFRS 7 requires various disclosures where a reclassification has been made. The Group has reclassified certain assets as permitted by the above amendments, the impact of which is set out in note 21.

Both of the above amendments are effective from July 1, 2008, with reclassifications made on or after November 1, 2008 taking effect prospectively from the date of the reclassification.

Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at March 31, 2009 and which have not yet been adopted by the Group are set out on pages F-28 and F-29.

Comparatives

Comparative figures have been adjusted where necessary, to conform with changes in presentation where additional analysis has been provided in the current year.

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

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. In addition foreign exchange gains and losses which arise on the retranslation to functional currency of intercompany monetary assets and liabilities are not eliminated.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Group.

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

Unrealised gains on transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s interest in the associate / joint venture; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group’s investment in associates and joint ventures includes goodwill (net of any accumulated impairment losses) on acquisition.

Accounting policies of the associate / joint venture have been changed, where necessary, to ensure consistency with the policies adopted by the Group.

(3)	Minority Interests

Transactions with minorities where the Group has control over the entity are accounted for using the “Economic entity model”. This accounting model requires that any surplus or deficit that arises on any transaction(s) with minorities to dispose of or to acquire additional interests in the entity are settled through equity.

(4)	Securitisations

Certain Group undertakings have entered into securitisation transactions in order to finance specific loans and advances to customers.

All financial assets continue to be held on the Group balance sheet, and a liability recognised for the proceeds of the funding transaction, unless:

•	the rights to the cash flows have expired or been transferred;

•	substantially all the risks and rewards associated with the financial instruments have been transferred outside the Group, in which case the assets are derecognised in full; or

•	a significant portion, but not all, of the risks and rewards have been transferred outside the Group. In this case the asset is derecognised entirely if the transferee has the ability to sell the financial asset, otherwise the asset continues to be recognised only to the extent of the Group’s continuing involvement.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

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

Foreign currency transactions are translated into functional currency at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges. Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items such as equities classified as available for sale are included in the available for sale reserve in equity.

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

The principal rates of exchange used in the preparation of the financial statements are as follows:

	March 31, 2009		March 31, 2008
	Average	Closing	Average	Closing

€/US	1.4321	1.3308	1.4328	1.5812
€/Stg£	0.8333	0.9308	0.7116	0.7958

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

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

Fee and Commission Income

Fee and commissions which are not an integral part of the effective interest rate are generally recognised on an accrual basis when the service has been provided. Commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as the acquisition of loans, shares or other securities or the purchase or sale of businesses, are recognised on completion of the underlying transaction. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts usually on a time apportionate basis. Asset management fees related to investment funds are recognised rateably over the period the service is provided. The same principle is applied for wealth management, financial planning and custody services that are continuously provided over an extended period of time. Loan commitment fees for loans that are likely to be drawn down, are deferred (together with related direct costs) and recognised as an adjustment to the effective yield on the loan once drawn.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

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

A financial asset may be designated at fair value through profit or loss only when:

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

Financial assets may not be transferred out of this category, except for non-derivative financial assets held for trading, which may be transferred out of this category from July 1, 2008 where:

(i)	in rare circumstances, they are no longer held for the purpose of selling or repurchasing in the short term; or

(ii)	they are no longer held for trading, they meet the definition of loans and receivables at the date of reclassification and the Group has the intention and ability to hold the assets for the foreseeable future or until maturity.

(b)	Loans and receivables

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

Held to maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. Were the Group to sell other than an insignificant amount of held to maturity assets, the entire category would be tainted and would need to be reclassified as available for sale.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

Purchases and sales of held to maturity investments are recorded on trade date. They are initially recognised at fair value plus transaction costs and are subsequently accounted for at amortised cost using the effective interest method.

(d)	Available for sale

Available for sale financial assets are those intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices.

Purchases and sales of available for sale financial assets are recognised on trade date. They are initially recognised at fair value plus transaction costs and subsequently accounted for at fair value with all measurement gains or losses recognised in equity. Interest is calculated using the effective interest method and is recognised in the income statement.

If an available for sale financial asset is derecognised or impaired the cumulative gain or loss previously recognised in equity is removed from equity and included in the income statement.

Dividends on available for sale equity instruments are recognised in the income statement when the Group’s right to receive payment is established.

Available for sale financial assets that would have met the definition of loans and receivables may be reclassified to loans and receivables if the Group has the intention and ability to hold the asset for the foreseeable future or until maturity.

(2)	Derecognition

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership.

(3)	Shares in Group Entities

The Bank’s investments in its subsidiaries are stated at cost less any impairment.

Financial Liabilities

The Group has two categories of financial liabilities — those that are carried at cost and those that are carried at fair value through profit or loss. Financial liabilities are initially recognised at fair value, (normally the issue proceeds i.e. fair value of consideration received) less, in the case of financial liabilities subsequently carried at amortised cost, transaction costs. For liabilities carried at amortised cost, any difference between the proceeds net of transaction costs and the redemption value is recognised in the income statement using the effective interest method.

Preference shares which carry a mandatory coupon are classified as financial liabilities. The dividends on these preference shares are recognised in the income statement as interest expense using the effective interest method.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

The Group designates certain financial liabilities at fair value through profit or loss as set out in note 45 to the financial statements.

Financial liabilities are derecognised when they are extinguished, that is when the obligation is discharged, cancelled or expires.

Valuation of Financial Instruments

The Group recognises trading securities, other financial assets and liabilities designated at fair value through profit or loss, derivatives and available-for-sale financial assets at fair value in the balance sheet. Fair value is the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arm’s length transaction.

The fair values of financial assets and liabilities traded in active markets are based on unadjusted bid and offer prices respectively. If an active market does not exist, the Group establishes fair value using valuation techniques. These include the use of recent arm’s length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. To the extent possible, these valuation techniques use observable market data. Where observable data does not exist, the Group uses estimates based on the best information available.

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique which primarily uses observable market inputs. When such evidence exists, the initial valuation of the instrument may result in the Group recognising a profit on initial recognition. In the absence of such evidence, the instrument is initially valued at the transaction price.

For liabilities designated at fair value through profit or loss, the fair values reflect changes in the Group’s own credit spread.

The fair values of the Group’s financial assets and liabilities are disclosed within note 45 together with a description of the valuation technique used for each asset or liability category. For assets or liabilities recognised at fair value on the balance sheet, a description is given of any inputs into valuation models that have the potential to significantly impact the fair value, together with an estimate of the impact of using reasonably possible alternative assumptions.

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

Issued Debt and Equity Securities

The classification of instruments as a financial liability or an equity instrument is dependent upon the substance of the contractual arrangement. Instruments which carry a contractual obligation to deliver cash or another financial

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

asset to another entity are classified as financial liabilities. The coupons on these instruments are recognised in the income statement as interest expense. Where the Group has discretion in relation to the payment of coupons and repayment of principal, the instrument is classified as equity and the payments are classified as preference dividends.

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

The Group designates certain derivatives as either: (1) hedges of the exposure to changes in the fair value of recognised assets or liabilities that is attributable to a particular risk (fair value hedge); or (2) hedges of highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (cash flow hedge). Hedge accounting is applied to these derivatives provided certain criteria are met. The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

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

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

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

If there is objective evidence that an impairment loss on loans and advances or held to maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. If a loan or held to maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

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

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement. When a loan is uncollectible, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the charge for loan impairment in the income statement.

Available for sale financial assets

The Group assesses at each balance sheet date whether there is objective evidence that an available for sale financial asset is impaired. In addition to the factors set out above, a significant or prolonged decline in the fair value of an investment in an available for sale equity instrument below its cost is considered in determining whether an impairment loss has been incurred. If an impairment loss has been incurred, the cumulative loss measured as the difference between the original cost and the current fair value, less any impairment loss on that asset previously recognised, is removed from equity and recognised in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised, the impairment loss is reversed through the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

Depreciation is calculated on the straight line method to write down the carrying value of assets to their residual values over their estimated useful lives as follows:

Adaptation works on freehold and leasehold property Computer and other equipment	15 years, or the remaining period of the lease Maximum of 10 years

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

Investment Property

Property held for long term rental yields and capital appreciation is classified as investment property. Investment property comprises freehold and long leasehold land and buildings. It is carried at fair value in the balance sheet based on annual revaluations at open market value and is not depreciated. Changes in fair values are recorded in the income statement. Rental income from investment properties is recognised as it becomes receivable over the term of the lease.

Intangible Assets

(a)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates or joint ventures is included in ‘investments in associates’ and ‘investments in joint ventures’ as appropriate. The carrying amount of goodwill in the Irish GAAP balance sheet as at March 31, 2004 has been brought forward without adjustment on transition to IFRS.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

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

Impairment losses subsequent to classification of assets held for sale are recognised in the income statement. Increases in fair value less costs to sell of assets that have been classified as held for sale are recognised in the income statement to the extent that the increase is not in excess of any cumulative impairment loss previously recognised in respect of the asset.

Where the above criteria cease to be met, the assets (or disposal groups) are reclassified out of held for sale and included in the appropriate balance sheet headings.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

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

The asset / liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets, together with adjustments for unrecognised past service cost. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

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

Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates / joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

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

Dividends on ordinary stock are recognised in equity in the period in which they are approved by the Bank’s stockholders. Dividends for the year which are declared after the balance sheet date are dealt with in note 47.

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

Non unit linked insurance liabilities are calculated using either a gross premium or net premium method of valuation. The assumptions are also set in accordance with the guidelines in the Insurance Regulations and contain a margin for adverse development. The key assumptions used in the valuation of insurance contract liabilities are:

Interest rate	The interest rates are derived in accordance with the guidelines in the Insurance Regulations. Margins for risk are allowed for in the derived interest rates.
Mortality and morbidity	The mortality and morbidity assumptions, which include an allowance for improvements in longevity for annuitants, are set with regard to the Group’s actual experience and / or relevant industry data.
Maintenance expenses	Allowance is made for future policy costs and expense inflation explicitly.

The Group will recognise an asset for deferred acquisition costs relating to investment contracts. Up front fees received for investment management services are deferred. These amounts are amortised over the period of the contract.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

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

The Group also receives collateral in the form of cash or securities in respect of other credit instruments, such as stock borrowing contracts, and derivative contracts in order to reduce credit risk. Collateral received in the form of securities is not recorded on the balance sheet. Collateral received in the form of cash is recorded on the balance sheet with a corresponding liability. These items are assigned to deposits received from banks and other counterparties in the case of cash collateral received. Any interest payable arising is recorded as interest expense.

In certain circumstances, the Group will pledge collateral in respect of liabilities or borrowings. Collateral pledged in the form of securities or loans and advances continues to be recorded on the balance sheet. Collateral paid away in the form of cash is recorded in loans and advances to banks or customers. Any interest receivable arising is recorded as interest income.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

Financial Guarantees

Financial guarantees are given to banks, financial institutions and other bodies on behalf of customers to secure loans, overdrafts and other banking facilities (‘facility guarantees’), and to other parties in connection with the performance of customers under obligations related to contracts, advance payments made by other parties, tenders, retentions and the payment of import duties. Financial guarantees are initially recognised in the financial statements at fair value on the date that the guarantee is given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the initial measurement, less amortisation calculated to recognise in the income statement the fee income earned over the period, and the best estimate of the expenditure required to settle any financial obligation arising as a result of the guarantees at the balance sheet date.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

Impact of New Accounting Standards

The following standards, interpretations and amendments to standards will be relevant to the Group but were not effective at March 31, 2009 and have not been applied in preparing these financial statements. The full impact of these accounting changes is being assessed by the Group, however, the initial view is that none of these pronouncements are expected to cause any material adjustments to reported numbers in the financial statements.

Pronouncement	Nature of change	Effective date	Impact

IFRIC 13 — Customer Loyalty Programme	This interpretation deals with accounting for customer loyalty award schemes, hence it is not expected to have a material impact on the Group.	Annual periods beginning on or after July 1, 2008.	Not significant
Amendments to IFRIC 9 and IAS 39 Embedded Derivatives*	The amendments clarify that on reclassification of a financial asset out of the ‘at fair value through profit or loss’ category all embedded derivatives have to be assessed and, if necessary, separately accounted for in financial statements.	Annual periods beginning on or after July 1, 2008.	None expected
IFRIC 16 — Hedge of a net investment in a foreign operation*	Provides guidance on accounting for hedges of net investments in foreign operations	Annual periods beginning on or after October 1, 2008.	None expected
IFRS 8 — Operating Segments	This standard replaces IAS 14 — Segmental Reporting and requires an entity to base their segmental reporting on the information that is reported internally to management.	Annual periods beginning on or after January 1, 2009.	Not significant
IFRIC 14 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	This interpretation details with accounting for refunds in contributions and minimum funding requirements.	Annual periods beginning on or after January 1, 2009.	Not significant
Amendments to IAS 1 — Presentation of Financial Statements	This amendment revises the requirements for the presentation, structure and content of financial statements.	Annual periods beginning on or after January 1, 2009.	Not significant
Amendment to IFRS 2 — Share-based payments: Vesting Conditions and Cancellations	This amendment clarifies the accounting treatment of cancellation and vesting conditions.	Annual periods beginning on or after January 1, 2009.	Not significant
Amendment to IAS 32 — Borrowing Costs	This amendment requires an entity to capitalise borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale.	Annual periods beginning on or after January 1, 2009.	Not significant
Amendment to IAS 32 — Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements — Puttable Financial Instruments and Obligations arising on Liquidation	The amendment changes the classification from liabilities to equity of (a) some puttable financial instruments and (b) some financial instruments that impose on the entity an obligation to deliver to another party a pro rata share of net assets of the entity only on liquidation to be classified as equity.	Annual periods beginning on or after January 1, 2009.	None expected

*	Awaiting EU endorsement

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

Pronouncement	Nature of change	Effective date	Impact

Amendment to IFRS 7 — Improving Disclosures about Financial Instruments*	The amendment increases the disclosure requirements about fair value measurement, introducing a three-level hierarchy for fair value measurement disclosure, with some specific quantitative disclosures required for financial instruments in the lowest level in the hierarchy. In addition, the amendment clarifies and enchances existing requirements for the disclosure of liquidity risk.	Annual periods beginning on or after January 1, 2009, with no comparatives required for the first year application.	The Group will be required to provide the additional disclosures prescribed by this amendment
IFRIC 15 — Agreements for construction of real estates*	This deals with the recognition of revenue in relation to the construction of real estate and hence is not expected to impact on the Group.	Annual periods beginning on or after January 1, 2009.	None expected
Amendment to IFRS 1 First time adoption of IFRS and IAS 27 — Consolidated and separate financial statements on the Cost of an investment in a subsidiary, jointly controlled entity or associate	This amendment allows first time adopters of IFRS to use a deemed cost of either fair value or the carrying amount under previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements on transition to IFRS. The amendment also removes the definition of the cost method from IAS 27 and has replaced it with requirement to present dividends as income in separate financial statements of the investor.	Annual periods beginning on or after January 1, 2009.	None expected
IFRS 3 Revised — Business Combinations*	The standard deals with how an acquirer recognizes, measures and discloses in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. The significant changes from existing practice as a result of this revised standard are in relation to acquisitions that are achieved in stages and acquisitions where less than 100% of the equity acquired. All transaction costs on acquisition will also be expensed.	Annual periods beginning on or after July 1, 2009.	The impact on the Group will be dependent on the nature of any future acquisition
Amendment to IAS 27 — Consolidation and Separate Financial Statements*	The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. They will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. The statement also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value and a gain or loss is recognised in profit or loss.	Annual periods beginning on or after July 1, 2009.	Not significant
Amendment to IAS 39 — Financial Instruments: Recognition and measurement on eligible hedged items*	The amendment prohibits designating inflation as a hedgeable component of fixed rate debt and prohibits including time value in the once sided hedged risk when designating options as hedges.	Annual periods beginning on or after July 1, 2009.	None expected
IFRIC 17 — Distributions of non-cash assets to owners*	This clarifies how an entity should measure distributions of assets, other than cash, when is pays dividends to its owners. It is not expected to impact on the Group.	Annual periods beginning on or after July 1, 2009.	None expected
IFRIC 18 — Transfer of assets from customers*	Clarifies the accounting for arrangements where an item of property, plant and equipment, which is provided by the customer, is used to provide ongoing service.	Annual periods beginning on or after July 1, 2009.	None expected

*	Awaiting EU endorsement

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a)	Impairment Charges on Financial Assets

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

Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio, when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience. The use of historical loss experience is supplemented with significant management judgment to assess whether current economic and credit conditions are such that the actual level of inherent losses is likely to differ from that suggested by historical experience. In normal circumstances, historical experience provides objective and relevant information from which to assess inherent loss within each portfolio. In other circumstances, historical loss experience provides less relevant information about the inherent loss in a given portfolio at the balance sheet date, for example, where there have been changes in economic conditions such that the most recent trends in risk factors are not fully reflected in the historical information. In these circumstances, such risk factors are taken into account when calculating the appropriate levels of impairment allowances, by adjusting the impairment loss derived solely from historical loss experience.

The estimation of impairment losses is subject to uncertainty and is highly sensitive to factors such as the level of economic activity, unemployment rates, bankruptcy trends, property price trends, and interest rates. The assumptions underlying this judgement are highly subjective. The methodology and the assumptions used in calculating impairment losses are reviewed regularly in the light of differences between loss estimates and actual loss experience. See note 55 for more information.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS  (Continued)

The fair value movement on assets and liabilities held at fair value through profit or loss, including those held for trading, are included in net trading income. Fair values in respect of financial assets and liabilities are disclosed in note 45.

As detailed in that note, the Group does not have a significant exposure to the assumptions used in valuation of financial assets using unobservable market data. The Group has debt securities in issue and subordinated liabilities with a fair value of €795 million which are measured at fair value through profit or loss and the fair value of which is based on valuation techniques incorporating significant unobservable market data. Using reasonably possible alternative assumptions to value those liabilities would decrease their fair value by up to €58 million or increase their fair value by up to €11 million, with a corresponding impact on the income statement.

(c)	Retirement Benefits

The Group operates a number of defined benefit pension schemes. In determining the actual pension cost, the actuarial values of the liabilities of the schemes are calculated. This involves modelling their future growth and requires management to make assumptions as to price inflation, dividend growth, salary and pensions increases, return on investments and employee mortality. There are acceptable ranges in which these estimates can validly fall. The impact on the results for the period and financial position could be materially different if alternative assumptions were used. See note 38 on retirement benefit obligations for more information.

(d)	Life Assurance Operations

The Group accounts for the value of the stockholder’s interest in long term assurance business using the embedded value basis of accounting. Embedded value is comprised of the net tangible assets of Bank of Ireland Life and the present value of its in force business. The value of in force business is calculated by projecting future surpluses and other net cash flows attributable to the shareholder arising from business written up to the balance sheet date and discounting the result at a rate which reflects the shareholder’s overall risk premium, before provision has been made for taxation.

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

The taxation charge accounts for amounts due to fiscal authorities in the various territories in which the Group operates and includes estimates based on a judgement of the application of law and practice in certain cases to determine the quantification of any liabilities arising. In arriving at such estimates, management assesses the relative merits and risks of tax treatments assumed, taking into account statutory, judicial and regulatory guidance and, where appropriate, external advice (see note 35).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS  (Continued)

(f)	Goodwill

The Group capitalises goodwill arising on the acquisition of businesses, as disclosed in the accounting policies. The carrying value of goodwill as at March 31, 2009 was €47 million (March 31, 2008: €293 million). Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to each of the Group’s cash generating units expected to benefit from the combination. Goodwill impairment testing involves the comparison of the carrying value of a cash generating unit with its recoverable amount. The recoverable amount is the higher of the unit’s fair value or its value in use. Value in use is the present value of expected future cash flows from the cash generating unit. Fair value is the amount obtainable for the sale of the cash generating unit in an arm’s length transaction between knowledgeable, willing parties.

Impairment testing inherently involves a number of judgemental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of cash generating units; and the valuation of the separable assets of each business whose goodwill is being reviewed. See note 25 for further information.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

1 SEGMENTAL REPORTING

The segmental analysis of the Group’s results and financial position is set out below by business class and by geographic segment. For the geographic analysis, Ireland (excluding Northern Ireland) includes revenue and profits generated in the International Financial Services Centre.

Gross revenue comprises interest income, net insurance premium income, fees and commissions income, net trading expense, life assurance investment income and losses, other operating income, insurance contract liabilities and claims paid and income from associated undertakings and joint ventures. The Group has five business classes detailed in the table below. These segments reflect the internal financial and management reporting structure.

The analysis of results by business segment is based on management accounts information. Transactions between the business segments are on normal commercial terms and conditions. Internal charges and transfer pricing adjustments have been reflected in the performance of each business. Revenue sharing agreements are used to allocate external customer revenues to a business segment on a reasonable basis.

Business Segments

	Retail			UK
	Republic		Capital	Financial	Group		Group
March 31, 2009	of Ireland	BOI Life	Markets	Services	Centre	Eliminations	Total
	€m	€m	€m	€m	€m	€m	€m

Interest reporting	7,819	30	8,650	4,962	(2,521)	(9,223)	9,717
Interest expense	(6,367)	(37)	(7,168)	(4,211)	2,513	9,223	(6,047)

Net interest income	1,452	(7)	1,482	751	(8)	—	3,670
Net insurance premium income	—	1,049	—	—	20	—	1,069
Other income	275	(1,601)	(237)	139	105	—	(1,319)

Total operating income	1,727	(559)	1,245	890	117	—	3,420
Insurance contract liabilities and claims paid	2	560	—	—	(25)	—	537

Total operating income, net of insurance claims	1,729	1	1,245	890	92	—	3,957
Operating expenses	(867)	(102)	(375)	(496)	(87)	—	(1,927)
Depreciation and amortisation	(73)	(6)	(11)	(37)	(51)	—	(178)
Impairment of goodwill and other intangible assets	—	—	(304)	—	—	—	(304)
Impairment charges on financial assets	(708)	—	(383)	(422)	—	—	(1,513)
Share of (loss)/profit of associated undertakings and joint ventures	(70)	—	(11)	39	—	—	(42)

(Loss)/profit before taxation	11	(107)	161	(26)	(46)	—	(7)

Capital expenditure	60	7	14	59	54	—	194

External assets	55,501	9,697	71,774	52,574	4,570	—	194,116
Inter segement assets	58,879	1,671	122,534	12,784	25,223	(221,091)	—

Total assets	114,380	11,368	194,308	65,358	29,793	(221,091)	194,116

External liabilities	54,382	10,058	92,129	19,932	10,702	—	187,203
Inter segment liabilities	56,514	521	102,577	46,371	15,108	(221,091)	—

Total liabilities	110,896	10,579	194,706	66,303	25,810	(221,091)	187,203

Capital expenditure comprises additions to property, plant and equipment (note 27) and intangible assets (note 25) including additions resulting from acquisitions through business combinations.

Eliminations represent inter segment transactions which are eliminated upon consolidation.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

1 SEGMENTAL REPORTING  (continued)

Business Segments

	Retail			UK
	Republic		Capital	Financial	Group
March 31, 2008	of Ireland	BOI Life	Markets	Services	Centre	Eliminations	Total
	€m	€m	€m	€m	€m	€m	€m

Interest income	7,452	14	8,612	5,484	(2,792)	(8,373)	10,397
Interest expense	(6,023)	(21)	(7,582)	(4,638)	2,757	8,373	(7,134)

Net interest income	1,429	(7)	1,030	846	(35)	—	3,263
Net insurance premium income	—	1,900	—	—	40	—	1,940
Other income	417	(959)	89	163	122	—	(168)

Total operating income	1,846	934	1,119	1,009	127	—	5,035
Insurance contract liabilities and claims paid	—	(776)	—	—	(22)	—	(798)

Total operating income, net of insurance claims	1,846	158	1,119	1,009	105	—	4,237
Operating expenses	(909)	(106)	(405)	(497)	(103)	—	(2,020)
Depreciation and amortisation	(74)	(4)	(11)	(36)	(12)	—	(137)
Impairment charges	(146)	—	(53)	(33)	—	—	(232)
Share of profit of associated undertakings and joint ventures	(1)	—	—	47	—	—	46
Profit on disposal of property	33	—	1	5	—	—	39

Profit before taxation	749	48	651	495	(10)	—	1,933

Capital expenditure	56	15	14	57	10	—	152

External assets	59,555	13,678	66,888	56,690	623	—	197,434
Inter segment assets	58,295	907	114,889	13,973	40,747	(228,811)	—

Total assets	117,850	14,585	181,777	70,663	41,370	(228,811)	197,434

External liabilities	43,237	13,307	97,336	28,587	8,445	—	190,912
Inter segment liabilities	72,065	368	83,404	40,761	32,213	(228,811)	—

Total liabilities	115,302	13,675	180,740	69,348	40,658	(228,811)	190,912

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

1 SEGMENTAL REPORTING  (continued)

Business Segments

	Retail			UK
	Republic		Capital	Financial	Group
March 31, 2007	of Ireland	BOI Life	Markets	Services	Centre	Eliminations	Total
	€m	€m	€m	€m	€m	€m	€m

Interest income	5,191	8	6,572	4,163	(2,032)	(5,765)	8,137
Interest expense	(3,880)	(13)	(5,901)	(3,379)	2,028	5,765	(5,380)

Net interest income	1,311	(5)	671	784	(4)	—	2,757
Net insurance premium income	—	2,155	—	—	33	—	2,188
Other income	377	326	379	129	(97)	—	1,114

Total operating income	1,688	2,476	1,050	913	(68)	—	6,059
Insurance contract liabilities and claims paid	—	(2,205)	—	—	(8)	—	(2,213)

Total operating income, net of insurance claims	1,688	271	1,050	913	(76)	—	3,846
Operating expenses	(852)	(100)	(439)	(458)	(159)	—	(2,008)
Depreciation and amortisation	(75)	(4)	(17)	(39)	(16)	—	(151)
Impairment losses	(63)	—	(21)	(20)	1	—	(103)
Share of profit of associated undertakings and joint ventures	—	—	(1)	45	—	—	44
Profit on disposal of business activities/property	87	—	—	6	237	—	330

Profit before taxation	785	167	572	447	(13)	—	1,958

Capital expenditure	54	7	18	58	25	—	162

External assets	51,672	15,411	64,706	55,788	1,236	—	188,813
Inter segment assets	45,929	452	101,692	17,011	31,250	(196,334)	—

Total assets	97,601	15,863	166,398	72,799	32,486	(196,334)	188,813

External liabilities	41,806	14,605	86,517	31,521	7,606	—	182,055
Inter segment liabilities	53,354	330	78,306	38,920	25,424	(196,334)	—

Total liabilities	95,160	14,935	164,823	70,441	33,030	(196,334)	182,055

Gross Revenue by Business Segments

	Retail			UK
	Republic		Capital	Financial	Group
March 31, 2009	of Ireland	BoI Life	Markets	Services	Centre	Eliminations	Total
	€m	€m	€m	€m	€m	€m	€m

External customers	2,766	7	4,014	3,575	(168)	—	10,194
Inter-segment revenue	4,981	(10)	5,270	1,629	(2,626)	(9,244)	—

Total gross revenue	7,747	(3)	9,284	5,204	(2,794)	(9,244)	10,194

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

1 SEGMENTAL REPORTING  (continued)

	Retail			UK
	Republic		Capital	Financial	Group
March, 31 2008	of Ireland	BoI Life	Markets	Services	Centre	Eliminations	Total
	€m	€m	€m	€m	€m	€m	€m

External customers	3,232	300	3,889	3,982	164	—	11,567
Inter-segment revenue	4,690	(53)	4,846	1,727	(2,813)	(8,397)	—

Total gross revenue	7,922	247	8,735	5,709	(2,649)	(8,397)	11,567

	Retail			UK
	Republic		Capital	Financial	Group
March 31, 2007	of Ireland	BoI Life	Markets	Services	Centre	Eliminations	Total
	€m	€m	€m	€m	€m	€m	€m

External customers	2,451	406	3,165	3,196	213	—	9,431
Inter-segment revenue	3,165	(51)	3,842	1,147	(2,297)	(5,806)	—

Total gross revenue	5,616	355	7,007	4,343	(2,084)	(5,806)	9,431

Geographical Segments

	March, 31 2009
		United	Rest of
	Ireland	Kingdom	World	Eliminations	Total
	€m	€m	€m	€m	€m

External revenues	6,733	3,304	157	—	10,194
Inter segment revenue	889	2,908	648	(4,445)	—

Gross revenue	7,622	6,212	805	(4,445)	10,194

Loss / profit before taxation	170	129	(306)	—	(7)

Capital expenditure	134	58	2	—	194

External assets	128,291	59,791	6,034	—	194,116
Inter segment assets	56,344	33,823	9,280	(99,447)	—

Total assets	184,635	93,614	15,314	(99,447)	194,116

External liabilities	148,094	29,211	9,898	—	187,203
Inter segment liabilities	30,715	63,911	4,821	(99,447)	—

Total liabilities	178,809	93,122	14,719	(99,447)	187,203

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

1 SEGMENTAL REPORTING  (continued)

	March, 31 2008
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

	March, 31 2007
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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

1 SEGMENTAL REPORTING  (continued)

2 INTEREST INCOME

	Group
	2009	2008	2007
	€m	€m	€m

Loans and advances to customers	7,901	8,213	6,272
Available for sale financial assets	1,335	1,604	1,342
Loans and advances to banks	246	323	292
Finance leases	232	251	222
Other	3	6	9

Interest income	9,717	10,397	8,137

Included within interest income is €110 million (March 31, 2008: €31 million, March 31, 2007: €19 million) in respect of impaired loans and advances to customers. Net interest income also includes a credit of €93 million (March 31, 2008: credit of €185 million, March 31, 2007: €80 million) transferred from the cash flow hedge reserve (see note 43).

3 INTEREST EXPENSE

	2009	2008	2007
	€m	€m	€m

Customer accounts	2,773	2,808	2,009
Debt securities in issue	2,297	3,041	1,935
Deposits from banks	554	840	1,066
Subordinated liabilities	423	445	370

Interest expense	6,047	7,134	5,380

4 NET INSURANCE PREMIUM INCOME

	2009	2008	2007
	€m	€m	€m

Gross premiums written	1,190	2,101	2,220
Ceded reinsurance premiums	(116)	(173)	(35)

Net premiums written	1,074	1,928	2,185
Change in provision for unearned premiums	(5)	12	3

Net insurance premium income	1,069	1,940	2,188

Bank of Ireland Life completed a transaction to reinsure a significant part of the annuity book during the year ended March 31, 2008.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

4 NET INSURANCE PREMIUM INCOME
(Continued)

5 FEE AND COMMISSION INCOME/EXPENSE

	2009	2008	2007*
	€m	€m	€m

Retail banking customer fees	410	401	372
Asset management fees	132	189	208
Credit related fees	38	81	50
Insurance commissions	33	42	40
Brokerage fees	13	23	27
Trust and other fiduciary fees	4	6	9
Other	87	74	192

Fees and commissions income	717	816	898

IFRS 7 requires the separate disclosure of trust and other fiduciary fees. Other includes trading fees and commissions not captured by the headings above, and certain wholesale fees and commissions.

Included within fee and commission expense of €232 million for the year ended March 31, 2009 is an amount of €66 million paid to the Irish Government under the Government Guarantee Scheme which relates to the 6 months ended March 31, 2009. Refer to note 57 for further details on this Scheme. The fee and commission expense for the year ended March 31, 2008 was €150 million.

*	Other fee and commission income includes amounts in respect of Davy in the year ended March 31, 2007.

6 NET TRADING EXPENSE

	2009	2008	2007
	€m	€m	€m

Financial assets designated at fair value	(29)	(6)	(9)
Related derivatives held for trading	43	12	14

	14	6	5

Financial liabilities designated at fair value	55	107	(297)
Related derivatives held for trading	(84)	(272)	170

	(29)	(165)	(127)

Other financial instruments held for trading	(258)	(79)	51
Net fair value hedge ineffectiveness	(27)	(6)	(9)
Cash flow hedge ineffectiveness	(7)	(2)	10

Net trading expense	(307)	(246)	(70)

Net trading expense of €307 million (March 31, 2008: €246 million, March 31, 2007: €70 million) includes the gains and losses on financial instruments held for trading and those designated at fair value through profit or loss (other than unit linked life assurance assets and investment contract liabilities). It includes the gains and losses arising on the purchase and sale of these instruments, the interest income receivable and expense payable and the fair value movement on these instruments, together with the funding cost of the trading instruments. It also includes €65 million (March 31, 2008: €28 million, March 31, 2007: €53 million) in relation to net gains arising from foreign exchange.

Net trading expense includes the fair value movement (including interest receivable and payable) on derivatives which act as economic hedges of the interest rate and foreign exchange risk inherent in some cash instruments

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

6 NET TRADING EXPENSE  (Continued)

(including financial assets and liabilities designated at fair value through profit or loss above). The offsetting net interest receivable of €578 million (March 31, 2008: €346 million, March 31, 2007: €122 million) on the cash instruments is reported in net interest income.

Net fair value hedge ineffectiveness comprises a net gain from hedging instruments of €213 million (March 31, 2008: net gain of €168 million, March 31, 2007: net loss of €112 million) offsetting a net loss from hedged items of €240 million (March 31, 2008: net loss of €174 million, March 31, 2007: net gain of €103 million).

Net trading expense includes a loss of €39 million arising from the Lehmans collapse in September 2008.

The net gain from the change in credit spreads relating to the Group’s issued notes designated at fair value through profit or loss was €64 million (March 31, 2008: €32 million, March 31, 2007: nil).

See notes 45 and 46 for details of the assets and liabilities designated at fair value through profit or loss.

7 LIFE ASSURANCE INVESTMENT INCOME AND LOSSES

	2009	2008	2007
	€m	€m	€m

Gross life assurance investment income and (losses)/gains	(1,635)	(924)	275
Elimination of investment return on treasury stock held for the benefit of policyholders	65	98	(28)

Life assurance investment income and (losses)/gains	(1,570)	(826)	247

Life assurance investment income and losses comprise the investment return, realised gains and losses, and unrealised gains and losses which accrue to the Group, on all investment assets held by BoI Life, other than those held for the benefit of policyholders whos contracts are considered to be investment contracts.

IFRS requires that Bank of Ireland stock held by the Group, including those held by BoI Life for the benefit of policyholders, are reclassified as treasury stock and accounted for as a deduction from equity. Changes in the value of any treasury stock held are recognised in equity at the time of disposal and dividends are not recognised as income or distributions.

The impact on the Group income statement of applying this accounting treatment is that life assurance investment losses of €1,635 million (March 31, 2008: €924 million; March 31, 2007: gain €275 million) have been reduced by €65 million (March 31, 2008: €98 million; March 31, 2007: increased by €28 million), which is the loss incurred on stock held under insurance contracts. Other operating income (see note 8) has been increased by €66 million (March 31, 2008: €91 million; March 31, 2007: reduced €40 million) which is the loss incurred on stock held under investment contracts.

8 OTHER OPERATING INCOME

	2009	2008	2007
	€m	€m	€m

Elimination of investment return on treasury stock held for the benefit of policyholders (see note 7)	66	91	(40)
Other insurance income	23	91	176
Transfer from available for sale reserve on asset disposal (note 43)	5	34	10
Other income	(21)	22	21
Profit on sale of Head Office premises	—	—	32

Other operating income	73	238	199

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

8 Other operating income  (Continued)

Included in other operating income in the year ended March 31, 2009 is a charge of €46 million for impairment in investment properties and related activities.

9 INSURANCE CONTRACT LIABILITIES AND CLAIMS PAID

	2009	2008	2007
	€m	€m	€m

Gross claims (see analysis below)	(963)	(1,013)	(683)
Reinsurance	40	27	22

	(923)	(986)	(661)

Change in liabilities:
Gross	1,507	41	(1,579)
Reinsurance	(47)	147	27

	1,460	188	(1,552)

Insurance contract liabilities and claims paid	537	(798)	(2,213)

Gross claims are analysed as follows:
Surrenders	(768)	(851)	(552)
Death and critical illness	(128)	(113)	(86)
Annuities	(35)	(32)	(29)
Maturities	(5)	(3)	(7)
Other	(27)	(14)	(9)

	(963)	(1,013)	(683)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

9 INSURANCE CONTRACT LIABILITIES AND CLAIMS PAID  (Continued)

10 OTHER OPERATING EXPENSES

	2009	2008	2007
	€m	€m	€m

Administrative expenses
— Staff costs (see analysis below)	1,181	1,235	1,244
— Other administrative expenses	737	785	764
Depreciation
— Intangible assets (note 25)	132	87	97
— Property, plant and equipment (note 27)	46	50	54
Revaulation of property	9	—	—

Other operating expenses	2,105	2,157	2,159

Staff costs, including performance reward, are analysed as follows:
Wages and salaries	849	963	986
Social security costs	91	93	90
Retirement benefit costs — defined benefit plans (note 38)	173	130	119
Retirement benefit costs — defined contribution plans	7	4	4
Share based payment schemes (note 43)	3	13	12
Other	58	32	33

Staff costs	1,181	1,235	1,244

Depreciation of intangible assets includes a one off charge of €38 million in relation to accelerated depreciation on software assets as a result of technology consolidation.

The Group is in the process of aligning its structure and cost base to an environment of lower levels of business and activity. The Group has commenced a number of downsizing initiatives with an associated cost of €83 million.

Staff numbers

In the year ended March 31, 2009 the average number of full time equivalents was 15,868 (March 31, 2008: 16,026 , March 31, 2007: 15,952) categorised as follows in line with the business segments as stated in note 1.

	2009		2008	2007

Retail Republic of Ireland	5,951		8,467	8,451
BoI Life	1,132		1,183	1,100
Capital Markets	1,801		1,737	1,986
UK Financial Services	3,514		3,599	3,415
Group Centre	3,470	*	1,040	1,000

Total	15,868		16,026	15,952

*	The Group Centre number of full time equivalents at March 31, 2009 includes the Retail Financial Support Unit which was included in the Retail Republic of Ireland Division in the year ended March 31, 2008 (Retail Financial Support — 2,357 number of full time equivalents March 31, 2009).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

10 OTHER OPERATING EXPENSES  (Continued)

11 AUDITORS’ REMUNERATION

					2009	2008	2007
	Notes		ROI	Overseas (i)	Total	Total	Total
			€m	€m	€m	€m	€m

Audit and assurance services (including VAT)
Statutory audit (including expenses)			3.2	1.1	4.3	4.9	4.6
Other audit and assurance services	(ii	)	4.4	0.6	5.0	4.8	7.8

			7.6	1.7	9.3	9.7	12.4

Other services (including VAT)
Taxation services			0.5	0.3	0.8	1.1	2.5

Auditors remuneration			8.1	2.0	10.1	10.8	14.9

The figures in the above table relate to fees paid to PricewaterhouseCoopers (PwC). The Group Audit Committee has reviewed the level of fees and is satisfied that it has not affected the independence of the auditors.

(i) Fees to overseas auditors principally consist of fees to PwC in the UK.

(ii)	Other audit and assurance services consist primarily of fees in connection with reporting to regulators, letters of comfort, reporting on Sarbanes Oxley and accounting matters.

It is Group policy to subject all major consultancy assignments to a competitive tender process.

12 IMPAIRMENT CHARGES ON FINANCIAL ASSETS

	2009	2008	2007
	€m	€m	€m

Loans and advances to customers (note 55)	1,435	227	103
Available for sale financial assets (note 21)	76	5	—
Loans and advances to banks (note 20)	2	—	—

	1,513	232	103

13 OPERATING PROFIT

Operating profit includes the Group’s earnings from ongoing activities after impairment charges and before share of profit or loss on associated undertakings and joint ventures (after tax). Items which would distort the measurement of the Group’s performance such as profit or loss on the disposal of business activities or property are generally excluded unless they are of an operating nature.

14	SHARE OF (LOSS) / PROFIT OF ASSOCIATED UNDERTAKINGS AND JOINT VENTURES (AFTER TAX)

	2009	2008	2007
	€m	€m	€m

First Rate Exchange Services (note 24)	39	47	43
Property unit trust (note 24)	(63)	—	—
Paul Capital Investment (note 24)	(11)	—	—
Associated undertakings (note 23)	(7)	(1)	1

	(42)	46	44

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

14	SHARE OF (LOSS) / PROFIT OF ASSOCIATED UNDERTAKINGS AND JOINT VENTURES (AFTER TAX) (Continued)

15 TAXATION

	2009	2008	2007
	€m	€m	€m

Current Tax
Irish corporation tax
— current year	(84)	(236)	(244)
— prior year	7	2	(12)
Double taxation relief	—	62	30
Foreign tax
— current year	3	(140)	(98)
— prior year	—	(1)	(3)

	(74)	(313)	(327)

Deferred tax
Origination and reversal of temporary differences (note 37)	115	84	21

Taxation credit/(charge)	41	(229)	(306)

The reconciliation of tax on (loss)/profit at the standard Irish corporation tax rate to the Group’s actual tax credit/(charge) for the years ended March 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
	€m	€m	€m

(Loss)/profit before taxation multiplied by the Standard rate of corporate tax in the Republic of Ireland of 12.5% (2008: 12.5%, 2007: 12.5%)	1	(242)	(245)
Effects of:
Foreign earnings subject to different rates of tax	81	(86)	(49)
BoI Life — different basis of accounting	58	53	(16)
Elimination of investment return on treasury stock held for the benefit of policyholders	16	24	(8)
Tax exempted profits and income at a reduced Irish tax rate	(4)	(2)	26
Non-deductible goodwill impairment	(110)	—	—
Non-deductible expenses	(19)	(7)	(11)
Prior year adjustments	7	1	(6)
Shares of profit of associates and joint ventures shown post tax in income statement	5	6	5
Other adjustments for tax purposes	6	24	(2)

Taxation credit/(charge)	41	(229)	(306)

The taxation credit for the Group was €41 million for the year ended March 31, 2009 compared to a taxation charge of €229 million for the year ended March 31, 2008. The effective tax rate was a credit of 586% for the year ended March 31, 2009 as compared to a charge of 11.8% for the year ended March 31, 2008. The reduction in the effective rate is due to the reduction in earnings across the Group and the Life policyholder tax gross-up.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

15 TAXATION  (continued)

16 EARNINGS PER SHARE

The calculation of basic earnings per unit of €0.64 ordinary stock is based on the profit attributable to ordinary stockholders divided by the weighted average ordinary stock in issue excluding treasury stock and own stock held for the benefit of life assurance policyholders.

	2009	2008	2007
	€m	€m	€m

Basic
Profit attributable to stockholders	69	1,699	1,651
Dividends on other equity interests (note 42)	(10)	(14)	(15)
Undeclared dividend on 2009 preference stock	(1)	—	—

Profit attributable to ordinary stockholders	58	1,685	1,636
Weighted average number of stock in issue excluding treasury stock and own stock held for the benefit of life assurance policyholders	988m	965m	950m
Basic earnings per share (cent)	5.9c	174.6c	172.2c

Diluted

The diluted earnings per share is based on the profit attributable to ordinary stockholders divided by the weighted average ordinary stock in issue excluding treasury stock and own stock held for the benefit of life assurance policyholders adjusted for the effect of all dilutive potential ordinary stock.

	2009	2008	2007
	€m	€m	€m

Diluted
Profit attributable to stockholders	69	1,699	1,651
Dividends on other equity interests (note 42)	(10)	(14)	(15)
Undeclared dividend on 2009 preference stock	(1)	—	—

Profit attributable to ordinary stockholders	58	1,685	1,636
Weighted average number of units of stock in issue excluding treasury stock and own stock held for the benefit of life assurance policyholders	988m	965m	950m
Effect of all dilutive potential ordinary stock	—	4m	7m

	988m	969m	957m

Diluted earnings per share (cent)	5.9c	173.9c	171.0c

The calculation of diluted earnings per share excludes a weighted average of 20 million units of potential ordinary stock (March 31, 2008: 6 million units; March 31, 2007: 88,000 units) which are anti-dilutive.

17 TRADING SECURITIES

	2009	2008
	€m	€m

Debt securities — listed	125	119

Trading securities	125	119

The Group holds a portfolio of bonds for trading purposes typically taking positions in sovereign, financial and corporate risk with ratings between investment grade AAA and BBB (average rating A).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

17 TRADING SECURITIES  (continued)

18 DERIVATIVE FINANCIAL INSTRUMENTS

The Group’s use, objectives and policies on managing the risks that arise in connection with derivatives, including the policies for hedging, are included in note 55. The notional amounts of certain types of financial instruments do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group’s exposure to credit risk. The derivative instruments become assets or liabilities as a result of fluctuations in market rates or prices relative to their terms.

	Contract /
	notional	Fair values
March 31, 2009	amount	Assets	Liabilities
	€m	€m	€m

Derivatives held for trading
Foreign exchange derivatives
Currency forwards	34,697	571	362
Currency swaps	819	34	58
Over the counter currency options	1,715	15	16

Total foreign exchange derivatives held for trading	37,231	620	436

Interest rate derivatives
Interest rate swaps	146,569	2,653	2,546
Cross currency interest rate swaps	16,402	1,155	1,123
Forward rate agreements	15,544	28	31
Over the counter interest rate options	10,582	154	141

Total interest rate derivatives held for trading	189,097	3,990	3,841

Equity and commodity contracts
Equity index linked contracts held	5,500	141	191

Total derivative assets/liabilities held for trading	231,828	4,751	4,468

Derivatives held for hedging
Derivatives designated as fair value hedges
Interest rate swaps	20,125	783	609
Cross currency interest rate swaps	1,119	119	2

Total designated as fair value hedges	21,244	902	611

Derivatives designated as cash flow hedges
Interest rate swaps	69,576	1,754	2,357
Cross currency interest rate swaps	2,674	10	38
Currency forwards	6,628	81	80
Currency swaps	2,470	899	—

Total designated as cash flow hedges	81,348	2,744	2,475

Total derivative assets/liabilities held for hedging	102,592	3,646	3,086

Total derivative assets/liabilities	334,420	8,397	7,554

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

18 DERIVATIVE FINANCIAL INSTRUMENTS  (continued)

The fair values and notional amounts of derivative instruments held are set out in the following tables:

	Contract /
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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

18 DERIVATIVE FINANCIAL INSTRUMENTS  (continued)

Cash flow hedges

The Group designates certain interest rate and currency derivatives in cash flow hedge relationships in order to hedge the exposure to variability in future cash flows arising from variable assets and liabilities. See note 43 for the movement in the cash flow hedge reserve.

The periods in which the hedged cash flows are expected to occur are shown in the table below.

		Between 1 to	Between 2 to	More than
2009	Up to 1 year	2 years	5 years	5 years	Total
	€m	€m	€m	€m	€m

Forecast receivable cash flows	3,470	298	1,021	921	5,710

Forecast payable cash flows	(7,865)	(2,704)	(3,681)	(1,137)	(15,387)

		Between 1 to	Between 2 to	More than
2008	Up to 1 year	2 years	5 years	5 years	Total
	€m	€m	€m	€m	€m

Forecast receivable cash flows	616	553	1,373	656	3,198

Forecast payable cash flows	(2,458)	(2,292)	(4,594)	(1,001)	(10,345)

The hedged cash flows are expected to impact the income statement in the following periods, excluding any hedge accounting adjustments that may be applied:

		Between 1 to	Between 2 to	More than
2009	Up to 1 year	2 years	5 years	5 years	Total
	€m	€m	€m	€m	€m

Forecast receivable cash flows	3,903	309	1,014	484	5,710

Forecast payable cash flows	(12,920)	(586)	(1,168)	(713)	(15,387)

		Between 1 to	Between 2 to	More than
2008	Up to 1 year	2 years	5 years	5 years	Total
	€m	€m	€m	€m	€m

Forecast receivable cash flows	726	541	1,335	596	3,198

Forecast payable cash flows	(2,750)	(2,173)	(4,472)	(950)	(10,345)

The Group had applied hedge accounting to a forecast future borrowing of €252 million on a forward commitment transaction of which €62 million is no longer expected to occur. The Group recognised a €1 million cumulative gain in the income statement on the portion of the transaction no longer anitcipated that was previously deferred in reserves.

19	OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	2009	2008
	€m	€m

Equity securities	4,397	7,484
Government bonds	1,741	2,142
Unit trusts	894	868
Debt securities	549	356
Loans and advances to customers	23	59

Other financial assets at fair value through profit or loss	7,604	10,909

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

19	OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (continued)

A portion of the Group’s life assurance business takes the legal form of investment contracts, under which legal title to the underlying investment is held by the Group, but the inherent risks and rewards in the investments is borne by the investors. Due to the nature of these contracts, the carrying value of the assets is always the same as the value of the liabilities due to policyholders and any change in the value of the assets results in an equal but opposite change in the value of the amounts due to policyholders.

At March 31, 2009, such assets amounted to €7,195 million (March 31, 2008: €10,460 million), while the remaining €409 million (March 31, 2008: €449 million) relates to other Group businesses. The associated liabilities are included in liabilities to customers under investment contracts and insurance contract liabilities on the balance sheet.

20 LOANS AND ADVANCES TO BANKS

	2009	2008
	€m	€m

Placements with other banks	4,123	3,275
Mandatory deposit with central banks	2,674	3,748
Funds placed with central banks	1,091	2,218
Securities purchased with agreement to resell	—	168

	7,888	9,409
Less allowance for impairment on loans and advances to banks	(2)	—

Loans and advances to banks	7,886	9,409

The Group has entered into transactions to purchase securities with agreement to resell, and has accepted collateral that it is permitted to sell or repledge in the absence of default by the owner of the collateral. The fair value of this collateral at March 31, 2009 was nil (March 31, 2008: €160 million).

21 AVAILABLE FOR SALE FINANCIAL ASSETS

	2009	2008
	€m	€m

Government bonds	2,460	1,755
Other debt securities
— listed	21,728	21,059
— unlisted	2,608	6,450
Equity securities
— listed	26	20
— unlisted	36	23

Available for sale financial assets	26,858	29,307

At March 31, 2009, available for sale financial assets at fair value of €7.6 billion (March 31, 2008: €582 million) had been pledged to third parties in sale and repurchase agreements for periods not exceeding 6 months.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

21 AVAILABLE FOR SALE FINANCIAL ASSETS  (continued)

The movement on available for sale financial assets is analysed as follows:

	2009	2008
	€m	€m

At April 1	29,307	33,449
Revaluation, exchange and other adjustments	(953)	(2,293)
Additions	27,267	22,312
Sales	(5,398)	(10,367)
Redemptions	(22,926)	(13,883)
Amortisation	56	94
Allowance for impairment (note 12)	(76)	(5)
Reclassification	(419)	—

At March 31	26,858	29,307

In accordance with the amendment to IAS 39 disclosed in the accounting policies section on page F-11 the Group reclassified available for sale financial assets with a carrying amount and fair value of €419 million to loans and advances to customers, with effect from March 31, 2009. At the date of this reclassification, the Group had the intention and ability to hold these assets for the foreseeable future or until maturity.

At the date of reclassification, the effective interest rate on reclassified assets ranged from 0.73% to 7.12% with expected recoverable cash flows of €753 million. During the year a fair value loss of €252 million (March 31, 2008: loss of €57 million) has been recognised in the available for sale reserve within shareholders’ equity in relation to these reclassified assets.

22 LOANS AND ADVANCES TO CUSTOMERS

	2009	2008
	€m	€m

Loans and advances to customers	132,522	132,575
Finance leases and hire purchase receivables (see analysis below)	2,999	3,759

	135,521	136,334
Less allowance for impairment charges on loans and advances to customers (note 55)	(1,781)	(596)

Loans and advances to customers	133,740	135,738

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

22 LOANS AND ADVANCES TO CUSTOMERS  (continued)

Loans and advances to customers include finance leases and hire purchase receivables, which are analysed as follows:

	2009	2008
	€m	€m

Gross investment in finance leases:
Not later than 1 year	1,339	1,512
Later than 1 year and not later than 5 years	1,932	2,565
Later than 5 years	36	104

	3,307	4,181
Unearned future finance income on finance leases	(308)	(422)

Net investment in finance leases	2,999	3,759

The net investment in finance leases is analysed as follows:
Not later than 1 year	1,215	1,359
Later than 1 year and not later than 5 years	1,751	2,303
Later than 5 years	33	97

	2,999	3,759

Securitisations

Loans and advances to customers include balances that have been securitised but not derecognised, comprising both residential mortgages and commercial loans. In general, the assets, or interests in the assets, are transferred to Special Purposes Entities (SPEs), which then issue securities to third party investors or to other entities within the Group. All of the Group’s Securitisation SPEs are consolidated.

Refer to note 52 for further details on these SPEs, including details of which entities have issued liabilities internal to the Group and thus are capable of being pledged to monetary authorities.

23 INTEREST IN ASSOCIATED UNDERTAKINGS

	2009	2008
	€m	€m

At April 1	28	26
Share of results after tax (note 14)	(7)	(1)
Increase in investments	2	3
Dividend received	(1)	—

At March 31	22	28

In presenting details of the associated undertakings of the Group, the exemption permitted by Regulation 10 of the European Communities (Credit Institutions: Accounts) Regulations, 1992 has been availed of and the Group will annex a full listing of associated undertakings to its annual return to the Companies Office.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

24	INTEREST IN JOINT VENTURES

	2009	2008
	€m	€m

At April 1	70	73
Reclassifications	175	—
Share of results after tax (note 14):	(35)	47
— First Rate Exchange Services	39	47
— Property unit trust	(63)	—
— Paul Capital Investment	(11)	—
Dividends received	(34)	(34)
Exchange adjustments	(25)	(16)

At March 31	151	70

The joint ventures are First Rate Exchange Services, Enterprise 2000 Fund and Paul Capital Investments, LLC and a property unit trust.

The Group has a stake, through a joint venture in a property unit trust, that holds an investment in a UK retail property. This interest, initially acquired by the Group to sell onto private investors, remains on the Group’s balance sheet. The decline in the property market has led to a fall in the value of this interest, which is reflected in the income statement for the year ended March 31, 2009.

25	INTANGIBLE ASSETS

				Other
		Computer	Computer	externally
		software	software	purchased
		externally	internally	intangible
	Goodwill	purchased	generated	assets	Total
	€m	€m	€m	€m	€m

Cost
At April 1, 2008	293	267	807	149	1,516
Exchange adjustments	41	(12)	(20)	(14)	(5)
Reclassifications	—	—	2	(19)	(17)
Additions	—	35	56	28	119
Disposals / write offs	—	(12)	(17)	—	(29)

At March 31, 2009	334	278	828	144	1,584

Accumulated amortisation
At April 1, 2008	—	(211)	(401)	(41)	(653)
Exchange adjustments	—	5	6	4	15
Disposals / write offs	—	12	10	—	22
Impairment	(287)	—	—	(17)	(304)
Charge for the year (note 10)	—	(37)	(88)	(7)	(132)

At March 31, 2009	(287)	(231)	(473)	(61)	(1,052)

Net Book Value at March 31, 2009	47	47	355	83	532

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

25	INTANGIBLE ASSETS (continued)

The impairment of intangible assets is discussed in further detail below.

				Other
		Computer	Computer	externally
		software	software	purchased
		externally	internally	intangible
	Goodwill	purchased	generated	assets	Total
	€m	€m	€m	€m	€m

Cost
At April 1, 2007	347	313	726	151	1,537
Exchange adjustments	(54)	(19)	(14)	(22)	(109)
Reclassifications	—	(33)	37	—	4
Additions	—	10	67	21	98
Disposals / write offs	—	(4)	(9)	(1)	(14)

At March 31, 2008	293	267	807	149	1,516

Accumulated amortisation
At April 1, 2007	—	(212)	(341)	(41)	(594)
Exchange adjustments	—	6	5	7	18
Reclassifications	—	—	(4)	—	(4)
Disposals / write offs	—	4	9	1	14
Charge for the year (note 10)	—	(9)	(70)	(8)	(87)

At March 31, 2008	—	(211)	(401)	(41)	(653)

Net Book Value at March 31, 2008	293	56	406	108	863

Impairment Review — Goodwill and Other Intangible Assets

Goodwill is reviewed annually for impairment or more frequently if events or circumstances indicate that impairment may have occurred, by comparing the carrying value of goodwill to its recoverable amount. An impairment charge arises if the carrying value exceeds the recoverable amount.

The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use, where the value in use is the present value of the future cash flows expected to be derived from the asset.

Impairment testing of goodwill

At March 31, 2009, total goodwill on the Group balance sheet was €47 million (March 31, 2008: €293 million), which is outlined in the table below:

Goodwill	Burdale	Guggenheim	Iridian	Other	Total
	€m	€m	€m	€m	€m

At April 1, 2008	48	72	168	5	293
Exchange adjustments	(7)	14	33	1	41
Impairment	—	(86)	(201)	—	(287)

At March 31, 2009	41	—	—	6	47

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

25	INTANGIBLE ASSETS (continued)

	Burdale	Guggenheim	Iridian	Other	Total
	€m	€m	€m	€m	€m

At April 1, 2007	56	86	199	6	347
Exchange adjustments	(8)	(14)	(31)	(1)	(54)

At March 31, 2008	48	72	168	5	293

Goodwill is allocated to cash generating units at a level which represents the smallest identifiable group of assets that generate largely independent cash flows.

The calculation of the recoverable amount of goodwill for each of these cash generating units is based upon a value in use calculation that discounts expected pretax cash flows at an interest rate appropriate to the cash generating unit. The determination of both require the exercise of judgement. The estimation of pretax cash flows is sensitive to the periods for which forecasted cash flows are available and to assumptions underpinning the sustainability of those cash flows. While forecasts are compared with actual performance and external economic data, expected cash flows reflect management’s view of future performance.

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

Growth rates

Growth rates beyond five years are determined by reference to local economic growth, inflation projections or long term bond yields. The assumed long term growth rate for Burdale is 2.25%.

Discount rate

The discount rate applied in Burdale is the pretax weighted average cost of capital for the Group increased to include a risk premium to reflect the specific risk profile of the cash generating unit to the extent that such risk is not already reflected in the forecast cash flows. A rate of 12% has been used in the model.

Certain elements within these cash flow forecasts are critical to the performance of the business. The impact of changes in these cash flows, growth rate and discount rate assumptions has been assessed by the Directors in the review. The Directors consider that reasonable changes in key assumptions used to determine the recoverable amounts of Burdale will not result in any material impairment of goodwill.

No impairment was identified in the years ended March 31, 2009 or March 31, 2008 in relation to Burdale.

Guggenheim Alternative Asset Management LLC (Guggenheim)

The deterioration in global equity markets has had an adverse impact on the business of Guggenheim which has seen a significant fall in assets under management (AUM).

An impairment review was carried out during the year and a decision was made to write down the carrying value of the business (which includes both goodwill and other intangible assets) to its recoverable amount, which is its fair

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

25	INTANGIBLE ASSETS (continued)

value less costs to sell. Therefore the goodwill in Guggenheim of US$114 million (€86 million) and other intangibles of US$23 million (€17 million) have been impaired in full and charged to the income statement.

Iridian Asset Management LLC (Iridian)

Over the past number of months Iridian has, like many other asset managers, seen a significant fall in AUM due to the deterioration of global equity markets.

An impairment review was carried out during the year and a decision was made to write down the carrying value of the business (which includes goodwill) to its recoverable amount, which is its fair value less cost to sell. Therefore the goodwill in Iridian of US$265 million (€201 million) has been impaired in full and charged to the income statement.

The Group is currently reviewing its strategic options relating to these businesses (see note 29).

26	INVESTMENT PROPERTIES

	2009	2008
	€m	€m

At April 1	1,511	1,142
Revaluation	(512)	(149)
Additions/reclassifications	414	529
Disposals	—	(11)

At March 31	1,413	1,511

Investment properties are carried at fair value as determined by external qualified property surveyors appropriate to the variety of properties held. Fair values have been calculated using both current trends in the market and recent transactions for similar properties.

During the year certain other properties were reclassified from assets classified as held for sale to investment properties. For further information see note 29.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

27	PROPERTY, PLANT AND EQUIPMENT

	Freehold
	land and				Payments on
	buildings				account and
	and long		Computer		assets in the
	leaseholds		and other	Finance	course of
	(at fair	Adaptations	equipment	lease assets	construction
	value)	(at cost)	(at cost)	(at cost)	(at cost)	Total
	€m	€m	€m	€m	€m	€m

Cost or valuation
At April 1, 2008	380	124	658	7	35	1,204
Exchange adjustments	(10)	(3)	(19)	—	(4)	(36)
Additions	5	8	28	—	34	75
Disposals	(1)	(1)	(15)	—	—	(17)
Revaluation	(122)	—	—	—	—	(122)
Reclassifications	20	18	16	—	(42)	12

At March 31, 2009	272	146	668	7	23	1,116

Accumulated depreciation and amortisation
At April 1, 2008	—	(55)	(550)	(6)	—	(611)
Exchange adjustments	—	3	14	—	—	17
Disposals	—	—	13	—	—	13
Charge for the year (note 10)	—	(15)	(30)	(1)	—	(46)
Reclassifications	—	—	3	—	—	3

At March 31, 2009	—	(67)	(550)	(7)	—	(624)

Net book value at March 31, 2009	272	79	118	—	23	492

The net book value of property, plant and equipment at March 31, 2009 above is held as follows:

€m

At cost	220
At fair value	272

492

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

27	PROPERTY, PLANT AND EQUIPMENT (continued)

	Freehold
	land and				Payments on
	buildings				account and
	and long		Computer		assets in the
	leaseholds		and other	Finance lease	course of
	(at fair	Adaptations	equipment	assets	construction
	value)	(at cost)	(at cost)	(at cost)	(at cost)	Total
	€m	€m	€m	€m	€m	€m

Cost or valuation
At April 1, 2007	442	127	683	8	7	1,267
Exchange adjustments	(13)	(4)	(25)	(1)	—	(43)
Additions	—	—	23	—	31	54
Disposals/write-offs	(1)	(1)	(24)	—	—	(26)
Revaluation	(37)	—	—	—	—	(37)
Reclassifications	(11)	2	1	—	(3)	(11)

At March 31, 2008	380	124	658	7	35	1,204

Accumulated depreciation and amortisation
At April 1, 2007	—	(42)	(553)	(7)	—	(602)
Exchange adjustments	—	2	19	1	—	22
Disposals/write-offs	—	1	18	—	—	19
Charge for the year (note 10)	—	(16)	(34)	—	—	(50)

At March 31, 2008	—	(55)	(550)	(6)	—	(611)

Net book value at March 31, 2008	380	69	108	1	35	593

The net book value of property, plant and equipment at March 31, 2008 above is held as follows:

€m

At cost	213
At fair value	380

593

Property

A revaluation of Group property was carried out as at March 31, 2009. All freehold and long leasehold (50 years of more unexpired) commercial properties were valued by Lisneys as external valuers, who also reviewed the valuation of all other property carried out by the Bank’s professionally qualified staff. Valuations were made on the basis of open market value.

Sale and Leaseback

There were no sale and leaseback transactions during the year ended March 31, 2009. In the year ended March 31, 2008 the Group executed sale and leaseback transactions for 30 retail branches which generated a profit of €33 million.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

27	PROPERTY, PLANT AND EQUIPMENT (continued)

The Group is not currently pursuing any further property disposals. Properties with a value of €11 million that were previously classified as held for sale at March 31, 2008 have been reclassified back to property, plant and equipment. See note 29 for further details.

	2009	2008
	€m	€m

Future capital expenditure
— contracted but not provided in the financial statements	17	19
— authorised by the Directors but not contracted	81	39

Minimum future rentals under non-cancellable operating leases are as follows:

	Payable	Receivable	Payable	Receivable
	2009	2009	2008	2008
	€m	€m	€m	€m

Year ended March 31,
Not later than 1 year	52	—	73	2
Later than 1 year and not later than 5 years	168	3	256	6
Later than 5 years	369	2	540	2

28	OTHER ASSETS

	2009	2008
	€m	€m

Sundry and other debtors	657	574
Interest receivable	636	900
Value in force of life assurance business (note 53)	468	548
Reinsurance asset	437	484
Accounts receivable and prepayments	212	248
Current tax asset	156	—

Other assets	2,566	2,754

Other assets are analysed as follows:
Within 1 year	1,661	1,690
After 1 year	905	1,064

	2,566	2,754

29	ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

Assets	2009	2008
	€m	€m

Assets of Guggenheim	7	—
Assets of Iridian	17	—
Retail branches (note 27)	—	11
Other properties	—	221

Assets classified as held for sale	24	232

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

29	ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE (continued)

Liabilities	2009	2008
	€m	€m

Liabilities of Guggenheim	4	—
Liabilities of Iridian	10	—

Liabilities classified as held for sale	14	—

Due to changes in market conditions, the Group no longer believe that the retail properties will be sold within the next 12 months and have therefore reclassified these amounts to property, plant and equipment. Other amounts of €9 million, included in the other properties, have also been reclassified to property, plant and equipment.

The balance of other properties have been reclassified within the balance sheet. See notes 24, 26 and 44.

The reclassification of both retail branches and other properties within the balance sheet did not have any impact on either the current or prior year income statement.

Guggenheim — The deterioration in global equity markets has had an adverse impact on the business of Guggenheim which has seen a significant fall in assets under management. The carrying value of the business (which includes both goodwill and other intangible assets) has been written down to its recoverable amount.

Iridian — The Group, through its subsidiary BIAM (US) Inc, owns 100% of Iridian. Over the past number of months Iridian has, like many other asset managers, seen a significant fall in assets under management due to the deterioration of global equity markets.

The Group is assessing the options to dispose of these businesses.

Refer to note 25 for further information.

30	DEPOSITS FROM BANKS

	2009	2008
	€m	€m

Deposits from banks	9,210	12,099
Securities sold under agreement to repurchase	19,508	1,749
Other bank borrowings	96	282

Deposits by banks	28,814	14,130

The Group has developed significant pools of eligible collateral from its balance sheet which are capable of being pledged in the secondary market and through the normal market operations of the Monetary Authorities to provide access to secured funding. At March 31, 2009, the net drawings, primarily from Monetary Authorities, were €17 billion.

31	CUSTOMER ACCOUNTS

	2009	2008
	€m	€m

Term deposits and other products	40,437	31,514
Demand deposits	28,808	36,788
Current accounts	13,874	16,327
Other short term borrowings	—	1,605

Customer accounts	83,119	86,234

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

32	LIABILITIES TO CUSTOMERS UNDER INVESTMENT AND INSURANCE CONTRACTS

Investment contract liabilities	2009	2008
	€m	€m

Liabilities to customers under investment contracts at fair value	4,084	5,662

The movement in gross life insurance contract liabilities can be analysed as follows:

Insurance contract liabilities	2009	2008
	€m	€m

At April 1	7,140	7,190
New business	662	1,389
Changes in business	(2,168)	(1,439)

At March 31	5,634	7,140

Bank of Ireland Life (BoI Life) writes the following life assurance contracts that contain insurance risk:

Non-unit linked life assurance contracts

These contracts provide the policyholder with insurance in the event of death, critical illness or permanent disability (principally mortality and morbidity risk).

Non-unit linked annuity contracts

These contracts provide the policyholder with an income until death (principally longevity and market risk).

Linked insurance contracts

These contracts include both policies primarily providing life assurance protection and policies providing investment but with a level of insurance risk deemed to be significant (principally mortality and market risk).

Insurance contract liabilities, which consist of both unit linked and non-unit linked liabilities, are calculated in accordance with the Insurance Regulations. Unit linked liabilities reflect the value of the underlying funds in which the policyholder is invested. Non unit-linked liabilities are calculated using either a gross premium or net premium method of valuation.

The assumptions are also set out in accordance with the Insurance Regulations and contain a margin for adverse development. The key assumption used in the valuation of insurance contract liabilities are:

Interest rate:	The interest rates are derived in accordance with the guidelines in the Insurance Regulations. Margins for risk are allowed for in the derived interest rates.

Mortality and morbidity:	The mortality and morbidity assumptions, which include an allowance for improvements in longevity forannuitants, are set with regard to the Group’s actual experience and / or relevant industry data.

Maintenance expenses:	Allowance is made for future policy costs and expense inflation explicitly.

Options and guarantees

BoI Life has a very limited range of options and guarantees in its business portfolio as the bulk of the business is unit linked without investment guarantees. Where investment guarantees do exist they are either hedged with an outside party or matched through appropriate investment assets.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

32	LIABILITIES TO CUSTOMERS UNDER INVESTMENT AND INSURANCE CONTRACTS (continued)

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

Capital Management and Available Resources

The Group holds technical reserves to meet its liabilities to policyholders based on prudent actuarial assumptions. In addition, the Financial Regulator requires the Group’s life assurance operation to hold shareholder equity that exceeds a statutory margin, the required minimum regulatory solvency margin. The table below sets out the shareholder equity held by the Group’s life assurance operation compared to the required minimum regulatory margin as at December 31, 2008 which is the life subsidiary’s statutory year end.

	December 31,	December 31,
	2008	2007
	€m	€m

Minimum regulatory solvency margin	178	174
Shareholder equity held for life business	290	438

33	DEBT SECURITIES IN ISSUE

	2009	2008
	€m	€m

Bonds and medium term notes	23,986	27,836
Other debt securities in issue	21,147	33,006

Debt securities in issue	45,133	60,842

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

34	SUBORDINATED LIABILITIES

	Notes	2009	2008
		€m	€m

Undated Loan Capital
Bank of Ireland UK Holdings plc
€600 million 7.40% Guaranteed Step-up Callable Perpetual Preferred Securities	a, b	637	615
Stg£350 million 6.25% Guaranteed Callable Perpetual Preferred Securities	b, c	381	394
BoI Capital Funding (No 1) LP
€600 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	d, e	592	590
BoI Capital Funding (No 2) LP
US$800 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	e, f,	674	541
BoI Capital Funding (No 3) LP
US$400 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	e, g	345	270
BoI Capital Funding (No 4) LP
Stg£500 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	e, h	587	602
Bank of Ireland
Stg£75 million 13 3/8% Perpetual Subordinated Bonds	i	134	156
Bristol & West plc
Stg£32.6 million 8 1/8% Non-Cumulative Preference Shares	j	35	41

		3,385	3,209

Dated loan capital
€750 million 6.45% Subordinated Bonds 2010		775	767
€600 million Subordinated Floating Rate Notes 2013	k	—	600
Can$400 million Fixed/Floating Rate Subordinated Notes 2015		229	242
€600 million Subordinated Floating Rate Notes due 2017		599	599
€750 million Floating Rate Subordinated Notes 2017		749	768
Stg£400 million Fixed/Floating Rate Subordinated Notes 2018		428	500
US $600 million Subordinated Floating Rate Notes due 2018		450	379
Stg£75 million 10 3/4% Subordinated Bonds 2018	l	95	98
€650 million Fixed/Floating Rate Subordinated Notes 2019		692	646
Stg£450 million dated callable Step-up Fixed/Floating Rate Subordinated Notes September 2020	m	540	—

		4,557	4,599

		7,942	7,808

Undated loan capital

(a)	The securities are redeemable in whole or in part at the option of the Issuer subject to the prior consent of the Financial Regulator and of the Bank, at their principal amount together with any outstanding payments on

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

34	SUBORDINATED LIABILITIES (continued)

March 7, 2011, or any coupon payment date thereafter. They bear interest at a rate of 7.40% per annum to March 7, 2011, and thereafter at a rate of 3 month Euribor plus 3.26% per annum, reset quarterly.

(b)	The rights and claims of the holder of the Preferred Securities are subordinated to the claims of the senior creditors of the Issuer or of the Bank (as the case may be) in that no payment in respect of the Preferred Securities or the guarantee in respect of them shall be due and payable except to the extent that the Issuer or the Bank (as applicable) is solvent and could make such payment and still be solvent immediately thereafter. Upon any winding up of the Issuer or the Bank (in respect of claims under the guarantee), the holders of the Preferred Securities will rank pari passu with the holders of the most senior class or classes of preference shares or stock (if any) of the Issuer or of the Bank then in issue and in priority to all other shareholders of the Issuer and of the Bank.

(c)	The securities are redeemable in whole but not in part at the option of the Issuer subject to the prior consent of the Financial Regulator and of the Bank, at their principal amount together with any outstanding payments on March 7, 2023, or any coupon date thereafter. They bear interest at a rate of 6.25% per annum to March 7, 2023, and thereafter at a rate of 6 month Stg£ Libor plus 1.70% per annum, reset semi annually.

(d)	The securities are redeemable, subject to the prior approval of the Financial Regulator, on March 3, 2010, or any distribution payment date thereafter, in whole but not in part, at the option of BoI G.P. No. 1 Limited, which is the General Partner of the Issuer, at their principal amount plus any outstanding payments due. They bear interest at a rate of 6.25% per annum to March 3, 2007, and thereafter at a variable rate of interest per annum which is the lesser of (i) the aggregate of 0.10% per annum and the annual spot 10 year EUR fixed versus 6 month Euribor swap rate and (ii) 8% per annum.

(e)	The issuer will not pay any distributions and the guarantor will not make any payment in respect of distributions under the subordinated guarantee to the extent that such payment would exceed adjusted distributable reserves or even if adjusted distributable reserves are sufficient to the extent that such payment would breach or cause a breach of Capital Adequacy Regulations then applicable to the Group as determined by the Guarantor’s Court of Directors; or to the extent that the guarantor is not meeting its minimum capital requirements or is not meeting its solvency ratios; or provided a Deemed Declaration Notice has not been delivered, if the Guarantor’s Court of Directors has resolved no distributions should be made; or if the Regulator has instructed the General Partner or the Guarantor not to make such payment.

The Preferred Securities, together with the subordinated guarantee, are intended to provide holders with rights on liquidation equivalent to non-cumulative Stg £1 and €1.27 preference stock of the Guarantor. Claims under the Preferred Securities in respect of any liquidation distributions will rank senior to the rights of the General Partner in respect of other partnership interests issued by the Issuer and pari passu with claims of the holders of all other preferred securities issued by the Issuer which rank pari passu with the Preferred Securities.

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

(f)	The securities are redeemable, subject to the prior approval of the Financial Regulator, on February 1, 2016, or any distribution payment date thereafter, in whole but not in part, at the option of BoI G.P. No. 1 Limited, which is the General Partner of the Issuer, at the liquidation preference amount plus any additional amounts and outstanding payments due. They bear interest at a rate of 5.571% per annum up to but excluding February 1, 2016, and thereafter at a floating rate of interest of 1.68% per annum above the rate for US$ Libor 3 month US dollar deposits.

(g)	The securities are redeemable, subject to the prior approval of the Financial Regulator, on February 4, 2016, or on every subsequent tenth anniversary date of 4 February 2016, in whole but not in part, at the option of BoI G.P. No. 1 Limited, which is the General Partner of the Issuer, at the liquidation preference amount plus any additional amounts and outstanding payments due. They bear interest at a rate of 6.107% per annum up to but

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

34	SUBORDINATED LIABILITIES (continued)

excluding February 4, 2016 and thereafter at a floating rate of interest of 1.06% per annum above the rate for US$ Libor 3 month US dollar deposits.

(h)	The securities are redeemable, subject to the prior approval of the Financial Regulator, on April 3, 2017, or any distribution date thereafter, in whole but not in part, at the option of BoI G.P. No. 1 Limited, which is the General Partner of the Issuer, at the liquidation preference amount plus any additional amounts and outstanding payments due. They bear interest at a rate of 6.4295% per annum to but excluding April 3, 2017 and thereafter at a floating rate of interest of 1.50% per annum above the rate for Stg£ Libor 3 month sterling deposits.

(i)	On October 1, 2007 Bank of Ireland replaced Bristol & West plc as the issuer of the 13 3/8% Perpetual Subordinated Bonds which have a nominal value of Stg£75 million and were revalued as part of the fair value adjustments on the acquisition of Bristol & West plc.

(j)	These preference shares which are non-redeemable, non- equity shares rank equally amongst themselves as regards participation in profits and in priority to the ordinary shares of Bristol & West plc.

Holders of the Preference Shares are entitled to receive, in priority to the holders of any other class of shares in Bristol & West plc, a non-cumulative preference dividend at a fixed rate per annum payable in equal half yearly installments in arrears on May 15, and November 15, each year. The preference dividend on the preference shares will only be payable to the extent that payment can be made out of profits available for distribution as at each dividend payment date in accordance with the provisions of the UK Companies Acts.

On October 1, 2007 in connection with the transfer of the business of Bristol & West plc to Bank of Ireland, Bank of Ireland entered into a Guarantee and Capital Maintenance Commitment (the Guarantee) with respect to the preference shares. Under the terms of the Guarantee, the liability of Bristol & West plc in relation to the ongoing payment of dividends and any repayment of capital in relation to the preference shares that remained following the transfer of business would be protected. Under the Guarantee, Bank of Ireland agreed subject to certain conditions to (i) contribute capital to Bristol & West plc to the extent required to ensure that Bristol & West plc has sufficient distributable reserves to pay the dividends on the preference shares and to the extent required, repay the preference shares capital and (ii) guarantee Bristol & West plc’s obligations to make repayment of the dividends and preference share capital.

In this connection the Guarantee contains provisions to the effect that the rights of Bank of Ireland’s creditors under the Guarantee are subordinated to (i) unsubordinated creditors and debtors of Bank of Ireland and (ii) subordinated creditors of Bank of Ireland other than those whose claims rank, or are expressed to rank pari passu or junior to the payments under the Guarantee.

Dated loan capital

Dated loan capital, which includes bonds and notes, constitute unsecured obligations of the Bank subordinated in right of payments to the claims of depositors and other unsubordinated creditors of the Bank and rank pari passu without any preference among themselves.

Interest rates on the floating rate and fixed rate subordinated liabilities (accommodated through swaps) are determined by reference to the relevant currency reference rate.

The table on page F-64 provides a description of the dated loan capital, all of which with the exception of the issue marked (l) were issued under the Bank’s Euro Note Programme.

•	the currency of the issue;

•	if the issue is fixed, floating or a combination of both;

•	maturity.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

34	SUBORDINATED LIABILITIES (continued)

(k)	The €600 million Subordinated Floating Rate Notes are due 2013 were collected on the first callable date on December 19, 2008.

(l)	On October 1, 2007, Bank of Ireland replaced Bristol & West plc as the issuer of the 10 3/4% subordinated Bond 2018.

(m)	On August 7, 2008, the Group issued Stg£450 million dated callable Step-Up Fixed / Floating Rate Subordinated Notes due September 2020.

35	OTHER LIABILITIES

	2009	2008
	€m	€m

Accrued interest payable	929	1,052
Notes in circulation	660	744
Sundry creditors	323	497
Accruals and deferred income	229	263
Current taxation	103	102
Other	805	877

Other liabilities	3,049	3,535

Other liabilities at March 31, 2009, and at March 31, 2008, are due within 1 year.

The Bank is authorised to issue bank notes in Northern Ireland under the Bankers (Ireland) Act, 1845 and the Bankers (Northern Ireland) Act, 1928.

36	PROVISIONS

	2009	2008
	€m	€m

At April 1	47	87
Exchange adjustments	(3)	(7)
Additional provisions charged to income statement	75	9
Utilised during the year	(27)	(33)
Unused amounts reversed during the year	(5)	(9)

At March 31	87	47

The Group is in the process of aligning its structure and cost base to an environment of lower levels of new business and activity. The Group has commenced a number of downsizing initiatives with an associated cost of €83 million. These initiatives include the cessation of mortgage lending through the intermediary channel in the UK and downsizing of some activities within Capital Markets and in the UK business banking operations.

The principal assumptions underlying the provision calculation relate to the timing and cost of executing the initiatives and particularly the number, mix, timing and net cost of associated staff reductions.

The provisions are expected to be settled or recovered within 2 years of March 31, 2009.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

37	DEFERRED TAX

	2009	2008
	€m	€m

The movement on the deferred tax account is as follows:
At April 1	(14)	253
Income statement credit for year (note 15)	(116)	(84)
Available for sale financial assets — transferred to reserves (note 43)	(162)	(54)
Cash flow hedges — transferred to reserves (note 43)	(104)	(68)
Revaluation/reclassification of property during year (note 43)	(17)	(8)
Pension	(83)	(36)
Other movements	(14)	(17)

At March 31	(510)	(14)

Deferred tax assets and liabilities are attributable to the following items:
Deferred tax liabilities
Accelerated capital allowances:
— on finance leases	40	59
— on equipment used by the Group	20	29
Property revaluation surplus	27	42
Life companies	—	68
Other temporary differences	10	10

Deferred tax liabilities	97	208

Deferred tax assets
Pensions and other post retirement benefits	211	118
Provision for loan impairment	12	11
Other provisions	6	6
Cash flow hedge reserve	116	12
Available for sale reserve	219	57
Life companies	23	—
Other temporary differences	20	18

Deferred tax assets	607	222

Represented on the balance sheet as follows:
Deferred tax assets	(560)	(145)
Deferred tax liabilities	50	131

	(510)	(14)

In presenting the deferred tax balances above, under IAS 12, the Group has chosen to offset deferred tax assets and liabilities where:

•	an entity has a legally enforceable right to set off current tax assets against current tax liabilities; and

•	the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

37	DEFERRED TAX (continued)

Deferred tax liabilities have not been recognised for tax that may be payable if earnings of certain overseas subsidiaries were remitted to Ireland, as the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Unremitted earnings for overseas subsidiaries at March 31, 2009 totalled €1,455 million (March 31, 2008: €1,840 million).

Deferred tax assets have not been recognised in respect of tax losses, tax credits and temporary differences in the amount of €4 million because it is not probable that future taxable profit will be available against which the Group can utilise the benefits. These losses do not expire under current tax legislation.

The deferred tax credit in the income statement comprises the following temporary differences:

	2009	2008
	€m	€m

Accelerated tax depreciation	(37)	(8)
Pensions and other retirement benefits	(9)	14
Other provisions	(2)	2
Property disposals	—	(13)
Life companies	(92)	(81)
Other temporary differences	(2)	2
Prior year adjustments	26	—

Total deferred tax	(116)	(84)

38	RETIREMENT BENEFIT OBLIGATIONS

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

The most significant defined benefit scheme in the Group is the Bank of Ireland Staff Pension Fund (BSPF) which accounts for approximately 82% of the pension liability on the consolidated Group balance sheet. The BSPF was closed to new members from October 1, 2006. All new employees in the Group are eligible to become members of the Bank of Ireland Group Pension Fund (“The BIGPF”) or the Bank of Ireland Group UK Pension Fund.. The BIGPF is a hybrid scheme which includes elements of both a defined benefit and a defined contribution scheme.

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

The valuation disclosed that the fair value of scheme assets, after allowing for expected future increases in earnings and pensions, represented 109% of the benefits that have accrued to members. The actuary has recommended a contribution rate increase of 0.7% of salaries in the funding programme following the conclusion of the formal valuation of the fund at March 31, 2007. The next formal valuation will be made as at March 31, 2010. The BSPF met the statutory funding standard as at March 31, 2007 and March 31, 2008.

The above valuation has been updated to March 31, 2009, for the purposes of meeting the requirements of IAS 19.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

38	RETIREMENT BENEFIT OBLIGATIONS (continued)

The actuarial valuations are available for inspection to the members of the schemes. The financial assumptions used in deriving the valuation are set out in the table below.

Financial assumptions

	2009		2008
	% per annum		% per annum

Irish Schemes
Inflation rate	2.00		2.40
Discount rate	5.95		5.85
Rate of general increase in salaries	2.62	*	3.51	*
Rate of increase in pensions in payment	2.40	*	3.23	*
Rate of increase to deferred pensions	2.00		2.40
UK Schemes
Inflation rate	2.75		3.50
Discount rate	6.50		6.50
Rate of general increase in salaries	3.61	*	4.69	*
Rate of increase in pensions in payment	3.05	*	3.91	*
Rate of increase to deferred pensions	2.75		3.50

*	Weighted average increase acrosss all Group schemes

Salary increases include a short term salary assumption of 0.75% below inflation for the two years beginning April 1, 2009.

The discount rates for the Irish and UK schemes are based on the iBoxx over 10 year AA-rated Euro corporate bond index and the iBoxx over 15 year AA-rated Sterling corporate bond index respectively.

Mortality assumptions

In the last quarter of 2008, the Society of Actuaries in Ireland presented the results of their mortality investigations to the Pensions Board. This included an outline for future improvements in life expectancies. The Bank adopted these assumptions for the purposes of calculating the liabilities of all of its Republic of Ireland schemes. The table below sets out life expectancies based on revised assumptions.

Post retirement mortality assumptions (Main Scheme)

	2009	2008
	Years	Years

Longevity at age 70 for current pensioners
Male	16.5	15.0
Female	18.1	17.3
Longevity at age 60 for active members currently aged 60 years
Male	26.2	25.1
Female	28.0	28.0
Longevity at age 60 for active members currently aged 40 years
Male	29.0	27.5
Female	30.3	30.3

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

38	RETIREMENT BENEFIT OBLIGATIONS (continued)

The expected long term rates of return and market value of assets of the material defined benefit plans on a combined basis as at March 31, 2009, and March 31, 2008, were as follows:

	2009			2008
	Expected long			Expected long
	term rate of			term rate of
	return		Market	return		Market
	RoI	UK	Value	RoI	UK	Value
	%	%	€m	%	%	€m

Equities	7.75	8.5	1,446	7.5	8.5	2,378
Debt Securities	4.6	5.6	1,210	4.8	6.1	1,051
Property	6.0	6.2	285	6.2	6.2	460
Cash and other assets	3.0	3.5	62	4.2	4.5	78

Total market value of schemes assets			3,003			3,967
Actuarial value of liabilities of funded schemes			(4,472)			(4,752)

Aggregate deficit in schemes			(1,469)			(785)
Unfunded schemes			(9)			(10)

Net pension deficit			(1,478)			(795)

The scheme assets have been valued on a bid basis.

The expected rates of return on individual asset classes are estimated using current and projected economic and market factors at the measurement date, based on the global asset model employed by the Group’s actuaries. The expected long term rate of return on the total of the Group schemes assets as at March 31, 2009, is 6.3% (March 31, 2008: 6.6%). The overall expected return on plan assets is based upon the weighted average of the assumed returns on the major asset classes.

The expected return on debt securities is derived from gilt yields and corporate bond yields. This has decreased for the UK schemes mainly due to a reduction in UK gilt yields. Approximately 66% of the value of debt securities is held in a Liability Driven Investment portfolio.

The decrease in the expected rates of return for cash and other assets results from the fall in short term interest rates during the year.

The retirement benefit scheme assets included Bank of Ireland stock amounting to €1 million (March 31, 2008: €29 million) and property occupied by Bank of Ireland Group companies to the value of €28 million (March 31, 2008: €46 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

38	RETIREMENT BENEFIT OBLIGATIONS (continued)

The following table sets out the components of the cost of the defined benefit schemes for the years ended March 31, 2009, and March 31, 2008.

Components of pension expenses

	2009	2008
	€m	€m

Current service cost	150	169
Past service cost	8	6
Expected return on retirement benefit scheme assets	(262)	(296)
Interest cost on pension scheme liabilities	277	251

Cost of providing defined retirement benefits (note 10)	173	130

Actual return on scheme assets

	2009	2008
	€m	€m

Expected return on scheme assets	262	296
Actuarial loss on scheme assets	(1,176)	(823)

Actual return on scheme assets	(914)	(527)

Movement in defined benefit obligations during the year

	2009	2008
	€m	€m

Defined benefit obligation at April 1	4,762	5,092
Current service cost	150	169
Actual member contributions	16	16
Past service cost	8	6
Interest cost on pension scheme liabilities	277	251
Actuarial gain on scheme liabilities	(470)	(486)
Benefits paid	(137)	(130)
Currency gain	(125)	(156)

Defined benefit obligation at March 31	4,481	4,762

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

38	RETIREMENT BENEFIT OBLIGATIONS (continued)

Movement in the fair value of scheme assets during the year

	2009	2008
	€m	€m

Fair value of scheme assets at April 1	3,967	4,505
Expected return	262	296
Actual member contributions	16	16
Actuarial loss on scheme assets	(1,176)	(823)
Contributions by employer	114	166
Benefits paid	(137)	(130)
Currency loss	(43)	(63)

Fair value of scheme assets at March 31	3,003	3,967

Analysis of the amount recognised in Statement of Recognised Income and Expense (SORIE)

	2009	2008
	€m	€m

Actuarial loss on scheme assets	(1,176)	(823)
Experience gain/(loss) on scheme liabilities	63	(58)
Gain on change of assumptions (financial and demographic)	407	544
Currency gain	82	93

Total loss recognised in the SORIE during the year before adjustment of tax	(624)	(244)

Cumulative amount of losses recognised in SORIE to March 31	(986)	(362)

History of experience gains and losses

	2009	2008	2007	2006	2005
	€m	€m	€m	€m	€m

Actuarial (loss)/gain on scheme assets:
Amount	(1,176)	(823)	144	401	114
Percentage of scheme assets	(39.2%)	(20.7%)	3.2%	9.9%	3.3%
Experience gain/(loss) on scheme liabilities:
Amount	63	(58)	(126)	(46)	4.3
Percentage of scheme liabilities	1.4%	(1.2%)	(2.5%)	(0.9%)	1.0%
Total actuarial (loss)/gain recognised in SORIE:
Amount	(624)	(244)	213	131	(462)
Percentage of scheme liabilities	(13.9%)	(5.1%)	4.2%	2.7%	(10.6%)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

38	RETIREMENT BENEFIT OBLIGATIONS (continued)

Defined benefit pensions

	2009	2008	2007	2006	2005
	€m	€m	€m	€m	€m

Present value of obligations	4,481	4,762	5,092	4,878	4,341
Scheme assets	3,003	3,967	4,505	4,070	3,417

Deficit within schemes	1,478	795	587	808	924

This is shown in the balance sheet as:
Retirement benefit obligations	1,485	806	587	808	924
Retirement benefit asset	(7)	(11)	—	—	—

Deficit within schemes	1,478	795	587	808	924

The deficit at March 31, 2009, includes a deficit of €1,311 million (March 31, 2008: €696 million) relating to the defined benefit schemes in the Bank.

The liability to defined contribution schemes at March 31, 2009, was €0.6 million (March 31, 2008: €1 million) and this amount is included in retirement benefit obligations in the consolidated balance sheet.

Additional information For year ending:

	March 31,	March 31,	March 31,
	2010	2009	2008
	€m	€m	€m

Expected employer contributions	110	114	111
Expected employee contribution	16	17	14

Sensitivity analysis for each of the assumptions used to measure the scheme liabilities at March 31, 2009.

BSPF
Factor	Change in assumption	Impact on actuarial liabilities

Discount rate	Decrease 0.1%	Increase 1.9%
Rate of Inflation	Increase 0.1%	Increase 1.9%
Rate of salary growth	Increase 0.1%	Increase 0.7%
Life expectancy	Increase by 1 year	Increase 2.1%

While the table above shows the impact of an individual assumption change, a change in one assumption could impact on other assumptions due to the relationship between assumptions.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

39	CONTINGENT LIABILITIES AND COMMITMENTS

The table below gives the contract amounts of contingent liabilities and commitments. The maximum exposure to credit loss under contingent liabilities and commitments is the contract amount of the instrument in the event of non-performance by the other party where all counter claims, collateral or security prove worthless.

	Contract	Contract
	Amount	Amount
	2009	2008
	€m	€m

Contingent Liabilities
Acceptances and endorsements	19	47
Guarantees and irrevocable letters of credit	1,879	2,199
Other contingent liabilities	670	669

	2,568	2,915

Commitments
Documentary credits and short term trade related transactions	260	312
Undrawn note issuance and revolving underwriting facilities	157	175
Undrawn formal standby facilities, credit lines and other commitments to lend
— revocable or irrevocable with original maturity of 1 year or less	17,721	26,162
— irrevocable with original maturity of over 1 year	8,781	10,232

	26,919	36,881

40	CAPITAL STOCK

Authorised

	2009	2008

€	€m	€m
2,000 (2008:1,500) million units of €0.64 of ordinary stock	1,280	960
100 million units of non-cumulative preference stock of €1.27 each	127	127
100 million units of undesignated preference stock of €0.25 each	25	25
3.5 billion units of non-cumlative preference stock (2009 preference stock) of €0.01 each	35	—
Stg£	£m	£m
100 million units of non-cumulative preference stock of Stg£1 each	100	100
100 million units of undesignated preference stock of Stg£0.25 each	25	25
US$	$m	$m
8 million units of non-cumulative preference stock of US$25 each	200	200
100 million units of undesignated preference stock of US$0.25 each	25	25

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

40	CAPITAL STOCK (continued)

Allotted and fully paid

	2009	2008
	€m	€m

994.1 (2008 : 980.5) million units of €0.64 of ordinary stock	636	628
32.1 (2008 : 45.7) million units of €0.64 of treasury stock	21	29
1.9 million units of non-cumulative preference stock of Stg£1 each	3	3
3.0 million units of non-cumulative preference stock of €1.27 each	4	4
3.5 billion units of non-cumulative preference stock (2009 preference stock) of €0.01 each	35	—

	699	664

Ordinary stock

The weighted average ordinary stock in issue at March 31 2009, used in the earnings per share calculation, excludes the treasury stock which does not represent ordinary stock in issue. Treasury stock does not rank for dividend. While own stock held for the benefit of life assurance policyholders legally rank for dividend, this dividend does not accrue in the Group financial statements.

Movements in issued Ordinary and treasury stock (units)

	Ordinary		Treasury
	2009	2008	2009	2008

At April 1	980,482,472	955,356,605	45,734,778	70,192,621
Stock option schemes	—	378,386	—	(52,000)
Sharesave scheme	8,429	3,035,654	—	(2,708,545)
Long term incentive plan (LTIP)	—	247,373	—	(232,844)
Employee stock issue scheme	4,157,268	2,599,085	(4,157,268)	(2,599,085)
Stock alternative scheme	—	11,379,394	—	(11,379,394)
Stock sold / purchased and held for the benefit of life assurance policyholders	9,458,833	7,485,975	(9,458,833)	(7,485,975)

At March 31	994,107,002	980,482,472	32,118,677	45,734,778

At an Extraordinary General Court of the Bank of Ireland held on March 27, 2009, the authorised ordinary stock was increased from 1,500 million units to 2,000 million units at a par value of €0.64 per unit to facilitate the issue of the warrants as part of the National Pensions Reserve Fund Commission (NPRFC) investment as described below.

During the year ended March 31, 2009, the total ordinary stock in issue increased from 980,482,472 units of nominal value of €0.64 each to 994,107,002 units of nominal value of €0.64 each as a result of:

—	8,429 units of ordinary stock were issued to Sharesave option holders on the exercise of their options under the terms of the SAYE Scheme at prices of €7.43, €7.84, €8.37 and €13.09, by the issue of new ordinary stock.

—	4,157,268 units of ordinary stock were issued to employees under the Employee Stock Issue Scheme at prices of €4.51 and €5.23 per unit, by the reissue of units of treasury stock.

—	19,563,276 units of ordinary stock held by the Group’s life assurance company as at March 31, 2008 are categorised as ‘own shares’. 9,458,833 units of ordinary stock were disposed of by the life assurance company

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

40	CAPITAL STOCK (continued)

during the year ended 31 March 2009. At 31 March 2009 the Group’s life assurance company held 10,104,443 units of ordinary stock as ‘own shares’.

All units of ordinary stock in issue carry the same voting rights. All issued stock is fully paid.

Preference Stock — Stg £1 each and €1.27 each

The preference stock is non-redeemable. The holders of preference stock are entitled to receive a non-cumulative preferential dividend, which in the case of the Sterling preference stock will be payable in Sterling, in a gross amount of Stg£1.2625 per unit per annum and in the case of the euro preference stock will be payable in euro in a gross amount of €1.523686 per unit per annum, in equal semi annual installments, in arrears, on February 20 and August 20 in each year.

On a winding up of, or other return of capital by the Bank (other than on a redemption) the holders of preference stock will be entitled to receive an amount equal to the amount paid up on each unit of the preference stock held (including the premium) out of the surplus assets available for distribution to the holders of ordinary stock.

The preference stockholders are not entitled to vote at any General Court except in certain exceptional circumstances when a restricted vote may apply.

The Bank has an obligation to increase the cash dividend payable on each unit of preference stock so that the sum of the cash dividend paid or payable together with the associated dividend tax credit shall equal the appropriate gross amounts.

As at March 31, 2009 and March 31, 2008,, 1,876,090 units of Sterling preference stock and 3,026,598 units of euro preference stock were in issue.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

40	CAPITAL STOCK (continued)

Preference Stock

Conditions in global financial markets, which had been difficult for some time, deteriorated markedly in September 2008, following the collapse of Lehman Brothers. This resulted in the collapse, nationalisation or consolidation of a range of long established financial institutions across the world.

Arising from this, risk aversion increased and the availability of funding on the wholesale markets decreased significantly, resulting in severe liquidity constraints for banks globally. This prompted widespread interventions by governments and monetary authorities which have provided a range of guarantees, liquidity and capital support to financial institutions with the objective of limiting the impact of the financial crisis on the global economy. As a result of such intervention the market expectations for capital ratios increased.

It was against the backdrop of both higher market expectations for capital ratios and the Bank’s revised estimates for loan impairment charges that the Government announced on February 11, 2009 its decision to invest in the Bank of Ireland. This was achieved by the issue of and subscription by the NPRFC for 3.5 billion units of 2009 preference stock and the issue of warrants to the NPRFC on March 31, 2009.

Application of the €3.5 billion proceeds of 2009 preference stock and warrants.

€m

Capital Stock	35
Stock Premium (note 41)	3,317
Other equity reserves:
Core tranche warrants	50
Secondary tranche warrants	60
Transaction expenses	38

3,500

Of the €38 million in transaction expenses €30 million was paid to the NPRFC.

Principal rights

The 2009 preference stock is perpetual.

The 2009 preference stock entitles the NPRFC to receive a non-cumulative cash dividend at a fixed rate of 8 per cent of the issue price per annum, payable annually in arrears on February 20 at the discretion of the Bank. If a cash dividend is not paid by the Bank, the Bank shall issue units of ordinary stock to the NPRFC.

The number of units of ordinary stock that the Bank would be required to issue in the event of non-payment of a cash dividend will be calculated by dividing the amount of the unpaid dividend by the Thirty Day Average Price1. These units will be settled on a day determined by the Bank, in its sole discretion, provided that this must occur no later than the day on which the Bank subsequently redeems or repurchases or pays a dividend on the 2009 preference stock or any class of capital stock.

If the dividend on the 2009 preference stock is not paid in any particular year, the Bank is precluded from paying any dividend on ordinary stock until the Bank resumes the payment of dividends on the 2009 preference stock in cash. The Bank will also be precluded from paying any dividend on ordinary stock where the payment of such dividend would reduce the distributable reserves of the Bank to such an extent that the Bank would be unable to pay the next dividend due for payment on the 2009 preference stock.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

40	CAPITAL STOCK (continued)

The repayment of the capital paid up (inclusive of premium) on the 2009 preference stock ranks pari passu with the repayment of the paid up nominal value (excluding premium) of the ordinary stock on a winding up or other return of capital of the Bank.

The 2009 preference stock ranks ahead of ordinary stock as regards dividends and as regards the repayment of premium on the ordinary stock on a winding up or other return of capital of the Bank. It ranks pari passu as regards dividends with other stock or securities which constitute core tier 1 capital of the Bank (other than ordinary stock and other than dividends to Minority Interests).

The 2009 preference stock is transferable in minimum lots of 50,000 units. If transferred to a person who is not a Government Entity1, it will cease to carry any voting rights or the right to appoint Directors to the Court referred to below

The 2009 preference stock may be repurchased at the option of the Bank, in whole or in part, at a price per unit equal to the issue price of €1.00 per unit within the first five years from the date of issue and thereafter at a price per unit of €1.25, provided in either case that the consent of the Financial Regulator to the repurchase of the 2009 preference stock is obtained. The 2009 preference stock is not capable of being repurchased if it would breach or cause a breach of Irish banking capital adequacy requirements from time to time applicable to the Bank. It may be repurchased from profits available for distribution or from the proceeds of any issue of stock or securities that constitute core tier 1 capital. Unless repurchased prior to December 31, 2009, any repurchase or redemption of the 2009 preference stock will have no impact on the Warrants (see “The Warrants” below).

While the 2009 preference stock is held by a Government Entity, the Minister for Finance1 will have the right to directly appoint 25 per cent of the Directors of the Bank (such 25 per cent to include any Directors nominated by the Minister for Finance pursuant to the Government Guarantee Scheme1) .

If the ordinary stock to be issued in the event of non-payment of cash dividends on the 2009 preference stock is not settled on the dividend payment date to which it relates, the NPRFC is entitled to exercise the voting rights of that as yet unissued ordinary stock from the dividend payment date (although such voting rights will have no effect on the Bank’s unfettered discretion in respect of (i) the payment of dividends on the 2009 preference stock or any other securities of the Bank ranking pari passu with, or junior to, the 2009 preference stock, or the issuance of ordinary stock in the event of non-payment of cash dividends on the 2009 preference stock; or (ii) the redemption or repurchase of the 2009 preference stock or any other securities of the Bank ranking pari passu with, or junior to, the 2009 preference stock).

The 2009 preference stock carries voting rights equivalent to 25 per cent of the total voting rights on any resolution proposed at a General Court of the Bank in relation to the appointment or removal of a Director of the Bank (inclusive of any voting rights that the NPRFC or any Government Entity may have through any holding of ordinary stock obtained through or in relation to the investment by the NPRFC and any voting rights obtained through the as yet unissued ordinary stock (as defined above)).

The 2009 preference stock carry voting rights equivalent to 25 per cent of the total voting rights in relation to any Control Resolution1 (exclusive of any voting rights that the NPRFC or any Government Entity may have through any holding of ordinary stock obtained through or in relation to the investment by the NPRFC).

While the NPRFC or a Government Entity holds the 2009 preference stock or (if later) until the Warrants are exercised, the implementation of any existing, or the adoption of any proposed, Capital Stock Resolution1 shall be subject to the prior written consent of the Minister for Finance.

1 Defined in Capital Stock and Government Guarantee — Defined Terms, end of note 40.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

40	CAPITAL STOCK (continued)

In connection with the investment by the NPRFC the Bank has agreed to implement a Banks Customer Package, including:

(a)	Increasing Credit Capacity to SME and first-time buyers.

(b)	Establishing an Environmental and Clean Energy and Innovation Fund.

(c)	Complying with new Codes of Practice in relation to lending to SME and Mortgage Arrears.

(d)	Engaging with the Financial Regulator in relation to improving customer communications and financial education.

(e)	Participating in an independent review of credit availability.

(f)	Working with the IDA, Enterprise Ireland and with State agencies to ensure the supply of appropriate finance to contractors engaged on major projects sponsored by those agencies.

(g) Proving additional funds for venture capital.

(h)	Ensuring prompt payment arrangements in future customer contracts.

For further information refer to www.finance.gov.ie

The Warrants

The Bank also entered into a Warrant Instrument on March 31, 2009 pursuant to which the Bank issued 334,737,148 Warrants to the NPRFC. Under the terms of the Warrants, the NPRFC are entitled to subscribe for units of ordinary stock on the basis of one unit of ordinary stock for each individual Warrant.

The Warrants, if exercised in full, will entitle the NPRFC to acquire 334,737,148 units of ordinary stock, equivalent to 25 per cent of the existing stock, as enlarged by the ordinary stock issuable on exercise of the Warrants.

The NPRFC shall be entitled to exercise no more than 50 per cent of the voting rights attaching to any units of ordinary stock which are issued as a result of the exercise of the Warrants.

The Warrants will be exercisable on the earlier of (i) at any time between the fifth and tenth anniversary of the date of issue of the new preference stock (March 31, 2009); and (ii) any offer (within the meaning of the Takeover Panel Act 1997) for the Bank or other change of Control event in respect of the Bank.

The exercise price per unit of ordinary stock issued pursuant to the Warrants will be €0.52 for 177,213,784 units of ordinary stock (“the core tranche warrants”) and €0.20 for 157,523,364 units of ordinary stock (“the secondary tranche warrants”). Any difference between the exercise price and the nominal value of the ordinary stock (being €0.64) shall be paid up from the Bank’s undistributable reserves (including the Stock Premium Account) or (subject to there being no contravention of the rights of other stockholders) from the Bank’s distributable reserves.

If the units of ordinary stock issued on exercise of the Warrants are transferred to any third party (other than a Government Entity), full voting rights will attach to those units.

If the Bank raises new core tier 1 capital (other than from a Government Entity) of up to €1.5 billion on or before December 31, 2009 and uses the proceeds of this capital raised to redeem up to €1.5 billion of the 2009 preference stock, the number of secondary tranche Warrants held by the NPRFC will be reduced pro rata.

Other than in the event of the Bank raising new core tier 1 capital (other than from a Government Entity) on or before December 31, 2009, the proceeds of which are used to repurchase units of new preference stock, the Warrants shall remain unaffected by any repurchase of the 2009 preference stock.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

40	CAPITAL STOCK (continued)

The number of units of ordinary stock which may be acquired pursuant to the exercise of the Warrants are subject to anti-dilution protection in line with market norms for warrants. Accordingly, the Warrants will be proportionately adjusted for any increase or decrease in the number of outstanding units of ordinary stock in issue resulting from a subdivision or consolidation of units of ordinary stock. The Warrants will also be proportionally adjusted for any capital distributions by the Bank and for certain bonus issues or rights issues by the Bank.

The Warrants shall not be transferable other than to a Government Entity.

The exercise of the Warrants will result in the dilution of existing ordinary stockholders’ proportionate ownership and voting interests in the Bank.

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

Currently the amount set aside is related to overall Group performance. The maximum award permitted under the scheme is 6% of a participant’s salary. To date, annual distributions under the schemes have ranged between nil and 6% of each participants salary.

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

As at March 31, 2009, there are outstanding options under the scheme over 5,031,735 units of ordinary stock of the issued ordinary capital. These options are ordinarily exercisable, provided the participant’s savings contracts are complete between February 2009 and August 2011.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

40	CAPITAL STOCK (continued)

	RoI			UK
	2003	2006	2007	2003	2006	2007
2009	5 yr	3 yr	3 yr	5 yr	3 yr	3 yr	Total

Outstanding at beginning of period	2,030,540	2,032,877	3,950,984	343,844	436,755	801,947	9,596,947
Granted	—	—	—	—	—	—	—
Exercised*	(2,682)	—	—	(5,625)	(68)	(54)	(8,429)
Lapsed	(384,756)	(1,397,820)	(1,989,510)	(55,032)	(282,388)	(447,277)	(4,556,783)

Outstanding at end of period	1,643,102	635,057	1,961,474	283,187	154,299	354,616	5,031,735

Weighted average exercise price	€7.84	€12.28	€6.96	€8.37	€13.09	€7.43	€8.22

*	The weighted average market price on the date the options were exercised was €8.16 (2008 €15.75).

(c)	Stock Option Scheme

Options to subscribe for units of ordinary stock are granted under the terms of the Stock Option Scheme. The scheme was approved by the stockholders at the Annual General Court in 1996 — the “Bank of Ireland Group Stock Option Scheme — 1996”, and its successor scheme, the “Bank of Ireland Group Executive Stock Option Scheme — 2004” which was approved by stockholders at the Annual General Court held in 2004. Key executives may participate in the current scheme at the discretion of the Remuneration Committee. Under the current scheme, the total value of options granted may not exceed 100% of an executive’s salary. The subscription price per unit of stock shall not be less than the market value of the stock at the date of grant.

The exercise of options granted between 2004 and 2007 is conditional upon underlying earnings per share achieving a cumulative growth of at least 5% per annum compound above the increase in the Consumer Price Index over the three year performance period, commencing with the period in which the options are granted. If this performance condition is not achieved, the options lapse. For options granted in 2008, 25% will become capable of exercise if the Group’s underlying earnings per share growth is 3% per annum compounded, commencing with the period in which the options are granted. The performance conditions for options granted in 1996 up to and including 2005 have been satisfied. Options may not be transferred or assigned and may be exercised only between the third and tenth anniversaries of their grant.

	March 2009		March 2008
		Weighted average		Weighted average
	Number of options	exercise price (€)	Number of options	exercise price (€)

Outstanding at beginning of period	7,575,585	12.26	7,016,309	11.55
Granted during period	2,642,600	7.01	1,151,782	15.20
Exercised during period	—	—	(378,386)	7.88
Expired during period	(850,218)	11.48	(214,120)	11.63
Outstanding at end of period	9,367,967	10.85	7,575,585	12.26
Exercisable at end of period	4,714,080	10.94	3,980,149	10.58

No options were exercised in the year to March 31, 2009. (The weighted average market price on the date the options were exercised for the year to March 31, 2008 was €13.64)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

40	CAPITAL STOCK (continued)

Exercise Price Range (€)	Number of options

1.22 - 9.75	3,045,782
10.54 - 10.77	2,266,999
11.05 - 13.68	1,918,431
14.00 - 17.16	2,136,755

Total	9,367,967

Outstanding options under the Stock Option Scheme are exercisable at the price ranges set out above. The weighted average remaining contractual life of the outstanding options under the Stock Option Scheme is 2 years.

(d)	Long Term Incentive Plan

The “Bank of Ireland Group Long Term Incentive Plan — 2004” (LTIP) was approved by the stockholders at the Annual General Court in July 2004. Its predecessor plan, the “Long Term Performance Stock Plan — 1999” (LTPSP), was approved by the stockholders at the Annual General Court in July 1999. The LTIP links the number of units of stock receivable by participants to the Group’s Total Shareholder Return (TSR). TSR represents stock price growth plus dividends.

Each year selected senior executives participating in the plan receive a conditional award of a number of units of ordinary stock. The maximum award, for Executive Directors and Group Executive Committee members, cannot exceed 100% (150% for the Group CEO) of their annual salary at the time of the award.

Provided the Group’s Return on Equity (ROE) over the three year performance period is, on average, at least 20%, then the proportion of these units which actually vest in the executive on the third anniversary of the date of the original award is based on the Group’s TSR growth relative to a comparator group of financial services companies, as follows:

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

40	CAPITAL STOCK (continued)

	March 2009		March 2008
	Number of	Weighted average	Number of	Weighted average
	conditional units	grant price (€)	conditional units	grant price (€)

Outstanding at beginning of period	1,989,005	13.96	2,104,333	12.73
Granted during period	1,616,200	6.57	602,226	14.87
Vested during period	—	—	(247,373)	10.88
Expired during period	(1,117,043)	12.40	(470,181)	11.22
Outstanding at end of period	2,488,162	9.86	1,989,005	13.96

Outstanding conditional units of stock under the LTIP were awarded at prices ranging between €1.215 to €17.16.

The weighted average remaining contractual life of the outstanding options under the LTIP Scheme is 2 years (the potential matching awards of 30% on the previous LTPSP schemes are excluded from this calculation).

(e)	Options Pricing Model

The binomial lattice option valuation model is used to estimate the value of the options granted. The following table details the assumptions used and the resulting fair values provided by the options pricing model. The volatility assumption has been set with reference to the average volatility (based on monthly price changes) measured over a five year period to the date of grant, and our adopted approach is to round this assumption to the nearest 5%, as it represents a subjective long term view of the stability of the business and therefore should not deviate constantly to reflect market fluctuations.

	Stock Option Scheme		LTIP
	2009	2008	2009	2008

Volatility	20%	20%	20%	20%
Dividend Yield	5.7%	3.4%	5.7%	3.4%
Risk free rate	4.4%	4.6%	N/A	N/A
Implied term	10 years	9.4 years	3 years	3 years
Fair value	€0.89	€3.06	€2.76	€6.00
Exercise price	€7.01	€15.45	Nil	Nil
No. of options (000’s)	2,642.6	1,151.8	1,616.2	580.4
Vesting period	3 years	3 years	3 years	3 years

	SAYE (ROI)		SAYE (UK)
	3 Year		3 Year
	2007	2006	2007	2006

Volatility	20%	20%	20%	20%
Dividend Yield	4.2%	3.3%	4.2%	3.3%
Risk free rate	4.1%	3.8%	4.1%	3.8%
Implied term	3 years	3 years	3 years	3 years
Fair value	€2.94	€5.10	€2.62	€4.55
Exercise price	€6.96	€12.28	€7.43	€13.09
No. of options (000’s)	3,967.8	2,311.0	811.3	513.6
Vesting period	3 years	3 years	3 years	3 years

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

40	CAPITAL STOCK (continued)

	SAYE (ROI)	SAYE (UK)
	5 Year	5 Year
	2003	2003

Volatility	30%	30%
Dividend Yield	3.3%	3.3%
Risk free rate	3.6%	3.6%
Implied term	5 years	5 years
Fair value	€3.54	€3.31
Exercise price	€7.84	€8.37
No. of options (000’s)	2,209.2	450.9
Vesting period	5 years	5 years

(f)	Limitations on Employee Stock Issue and Stock Option Schemes

All of the above stock issue and stock option schemes are subject to a range of flow rate controls approved by the stockholders and which conform to current institutional investor guidelines.

Defined terms1

Capital Stock

Any resolution proposed at a General Court of the Bank to alter the capital stock of the Bank by way of: (a) an increase in the capital stock of the Bank, the reissue of treasury stock or the allotment of any unissued capital stock of the Bank save for the issue of additional preference stock pursuant to the rights attaching to existing preference stock or the issue of capital stock to fund a repurchase or redemption of the 2009 Preference Stock; or (b) the redemption, consolidation, conversion or sub-division of the capital stock of the Bank save for the repurchase or redemption of the 2009 Preference Stock; or (c) any other changes in the capital structure of the Bank;

Control Resolution

A resolution of those Stockholders who are entitled to so vote for the approval of any agreement or transaction (including a merger) whereby, or in consequence of which, Control of the Bank, or substantially all of the Bank’s business, is or may be acquired by any person or persons (excluding any government concert party) acting in concert and which for the avoidance of doubt shall include any resolution to approve a scheme of arrangement pursuant to section 201 of the Companies Act 1963 pursuant to which a takeover of the Bank (within the meaning of the Irish Takeover Panel Act 1997 Takeover Rules (as amended, replaced or substituted from time to time)) would be effected or approved or a merger or division of the Bank pursuant to European Communities (Mergers And Divisions of Companies) Regulations, 1987 (Statutory Instrument 137 of 1987) or a merger of the Bank pursuant to European Communities (Cross-Border Mergers) Regulations 2008 (Statutory Instrument 157 of 2008);

Covered Institution

A credit institution or a subsidiary of a credit institution: (a) that stands specified by order by the Minister under section 6(1) of the Credit Institutions (Financial Support) Act 2008; and (b) that has joined this Scheme in accordance with paragraph 5 of the Schedule to S.I. No. 411 of 2008.

Government

The Government of Ireland;

Government Entity

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

40	CAPITAL STOCK (continued)

(i) The NTMA, the NPRFC, the NRPF, the Minister for Finance or any Minister or Department of the Government, in each case holding 2009 Preference Stock, but excludes any other holder of 2009 Preference Stock provided however this shall not include any occupational pension scheme approved by the Revenue Commissioners and registered with the Pension Board; and (ii) any custodian or nominee holding 2009 Preference Stock on behalf of the NPRFC, the Minister for Finance, any Minister or Department of the Government provided however that where such custodian or nominee holds 2009 Preference Stock for any other person, such holding shall be not be taken into account for the purpose of determining the voting rights of the Stockholder;

Minister for Finance

The Minister for Finance of Ireland;

Thirty Day Average Price

(i) 100 per cent of the average daily closing price of the Ordinary Stock on the Irish Stock Exchange over the 30 dealing days immediately preceding the original scheduled dividend declaration date, (in the event that the Ordinary Stock issued in the event of non-payment of dividends on the 2009 Preference Stock is settled on the dividend payment date to which it relates); or (ii) 95 per cent of the average daily closing price of the Ordinary Stock on the Irish Stock Exchange over the 30 dealing days immediately preceding the original scheduled dividend declaration date (in the event that the Ordinary Stock, issued in the event of non-payment of dividends on the 2009 Preference Stock, is settled after the dividend payment date to which it relates);

41	STOCK PREMIUM ACCOUNT

	2009	2008
	€m	€m

At April 1	775	771
Premium on issue of stock	—	4
Premium on issue of 2009 preference stock (note 40)	3,317	—

At March 31	4,092	775

For further information on the issue of the 2009 preference stock see note 40.

42	RETAINED EARNINGS

	2009	2008
	€m	€m

At April 1	5,670	4,672

Profit for period attributable to stockholders	69	1,699
Equity dividends (note 47)	(387)	(611)
Dividends on other equity interests	(10)	(14)
Transfer to/from capital reserves (note 43)	39	(101)

Profit retained	(289)	973
Reissue of treasury stock	(83)	189
Transfer from revaluation reserve (note 43)	4	41
Transfer from share based payments reserve (note 43)	3	4
Pension fund obligations (note 38)	(544)	(209)

At March 31	4,761	5,670

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

43	OTHER RESERVES

Other reserves are summarised as follows:

	2009	2008
	€m	€m

Other reserves
Capital reserve	491	530
Share based payments reserve	33	33
Foreign exchange reserve	(1,316)	(788)
Revaluation reserve	82	182
Available for sale reserve	(1,532)	(419)
Cash flow hedge reserve	(592)	(52)
Other equity reserve	224	114

Closing balance	(2,610)	(400)

Other reserves are analysed as follows:

Capital reserve	2009	2008
	€m	€m

At April 1	530	429
Transfer (to)/from retained earnings (note 42)	(39)	101

At March 31	491	530

The capital reserve represents transfers from retained earnings and other reserves in accordance with relevant legislation. The capital reserve is not distributable.

Share based payments reserve	2009	2008
	€m	€m

At April 1	33	24
Charge to the income statement (note 10)	3	13
Transfer to retained earnings (note 42)	(3)	(4)

At March 31	33	33

Foreign exchange Reserve	2009	2008
	€m	€m

At April 1	(788)	(76)
Exchange adjustments during the year	(528)	(712)

At March 31	(1,316)	(788)

The foreign exchange reserve represents the cumulative gains and losses on the translation of the Group’s net investment in its foreign operations since April 1, 2004.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

43	OTHER RESERVES (continued)

Revaluation Reserve	2009	2008
	€m	€m

At April 1	182	252
Transfer to retained earnings on sale of property (note 42)	(4)	(41)
Revaluation of property	(113)	(37)
Deferred tax on revaluation of property (note 37)	17	8

At March 31	82	182

The revaluation reserve represents the cumulative gains and losses on the revaluation of property occupied by Group businesses, included within property, plant and equipment and assets classified as held for sale.

Available for sale reserve	2009	2008
	€m	€m

At April 1	(419)	(33)
Net changes in fair value	(1,270)	(406)
Deferred tax on fair value changes (note 37)	162	54
Transfer to income statement on asset disposal	(5)	(34)

At March 31	(1,532)	(419)

The available for sale reserve represents the cumulative change in fair value of available for sale financial assets together with the impact of any fair value hedge accounting adjustments.

Cash flow hedge reserve	2009	2008
	€m	€m

At April 1	(52)	195
Net changes in fair value	121	128
Transferred to income statement
- Net interest income (note 2)	(93)	(185)
- Net trading expense (foreign exchange)	(672)	(258)
Deferred tax on reserve movements (note 37)	104	68

At March 31	(592)	(52)

The cash flow hedge reserve represents the cumulative changes in fair value, excluding any ineffectiveness, of cash flow hedging instruments. This will be transferred to the income statement when the hedged transactions impact the Groups profit or loss.

	US$150	Core	Secondary
	million	tranche	tranche
Other equity reserves	capital note	warrants	warrants	Total
	€m	€m	€m	€m

At April 1 2007 and 2008	114	—	—	114
Issue of warrants (note 40)	—	50	60	110

At March 31 2009	114	50	60	224

The US$150 million note is an undated floating rate primary capital note. The core tranche warrants and secondary tranche warrants relate to the issue of the preference stock to the NPRFC (see note 40).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

44	MINORITY INTERESTS

	2009	2008
	€m	€m

At April 1	38	34
Acquisition	61	—
Share of net (loss)/profit	(35)	5
Dividends paid to minority interest	(3)	(2)
Other movement	—	1

At March 31	61	38

45	FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The Group’s accounting policy on valuation is set out on page F-17, while pages F-30 and F-31 give details on the critical accounting estimates and judgements made by management in relation to the fair value of financial instruments. The fair value of a financial instrument is defined as the amount for which an asset could be exchanged, or a liability settled, in an arms length transaction between knowledgeable willing parties.

Where possible, the Group calculates fair value using observable market prices. Where market prices are not available, fair values are determined using valuation techniques which may include discounted cash flow models or comparisons to instruments with characteristics either identical or similar to those of the instruments held by the Group.

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

The concept of fair value assumes realisation of financial instruments by way of a sale. However, in many cases, particularly in respect of loans and advances to customers, the Group intends to realise assets through collection over time. As such the fair values calculated do not represent the value of the Group as a going concern at March 31, 2009 or March 31, 2008.

Financial assets and liabilities recognised and subsequently measured at fair value

All financial instruments are initially recognised at fair value. The Group subsequently measures trading securities, other financial assets and liabilities designated at fair value through profit or loss, derivatives and available for sale financial assets at fair value in the balance sheet. These instruments are shown as “at fair value through profit or loss (FVTPL) ” or “at fair value through equity” in note 46 on the measurement basis of financial assets and liabilities. A description of the methods and assumptions used to calculate fair values of these assets and liabilities is set out below.

Financial assets held for trading

These instruments are valued using observable market prices where available. Trading securities quoted in an active market are valued directly from observable market prices through a recognised pricing source or an independent broker or investment bank.

For the small number of trading securities where observable market prices are unavailable, fair value is calculated using discounted cash flow models. Using reasonably possible alternative assumptions would not change the fair value of these securities significantly.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

45	FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (continued)

Other financial assets at fair value through profit or loss

These consist of assets designated at fair value through profit or loss, which are predominantly held for the benefit of unit linked policyholders, with any changes in valuation accruing to the policyholders. These assets consist principally of bonds, equities and unit trusts, which are traded on listed exchanges, are actively traded and have readily available prices. The remaining assets are valued using valuation techniques which use observable market data.

Derivative financial instruments

The Group’s derivative financial instruments are valued using valuation techniques commonly used by market participants. These consist of discounted cash flow and options pricing models, which incorporate observable market data, principally interest rates, basis spreads, foreign exchange rates, equity prices and counterparty credit.

Available for sale financial assets

For available for sale financial assets for which an active market exists, fair value has been determined directly from observable market prices or yields through a recognised pricing source or an independent broker, price-provider or investment bank.

A small number of bonds have been valued using vendor prices, which are not considered to represent observable market data. Using reasonably possible alternative assumptions would not change the fair value of these bonds significantly.

Customer accounts

Customer accounts designated at fair value through profit or loss consist of deposits which contain an embedded derivative (typically an equity option). These instruments are valued using valuation techniques which use observable market data. The impact of changes in the Group’s own credit spread is not significant to the fair value of these deposits.

Liabilities to customers under insurance and investment contracts

The accounting policy for these instruments is set out on pages F-25 and F-26. In accordance with the accounting policy, the fair value of liabilities to customers under both insurance and investment unit linked contracts is contractually linked to the fair value of the financial assets within the policyholders’ unit linked funds. The value of the unit linked financial liabilities is determined using current unit prices multiplied by the number of units attributed to the contract holders at the balance sheet date. Their value is never less than the amount payable on surrender, discounted for the required notice period where applicable.

Debt securities in issue and subordinated liabilities

These instruments consist of structured debt securities, the fair value of which incorporates the effect of changes in the Group’s own credit spread. They are valued using observable market data, with the exception of the Group’s credit spread, which is derived from quotations obtained from investment banks or from the Group’s CDS spread.

Using reasonably possible alternative assumptions to value these liabilities would decrease their fair value by up to €58 million or increase their fair value by up to €11 million, with a corresponding impact on the income statement.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

45	FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (continued)

Fair value hierarchy

As set out in the note on the impact of new accounting standards on pages F-28 and F-29, amendments to IFRS7 which will be effective for annual period beginning on or after January 1, 2009 will introduce a three-level hierarchy for fair value measurement disclosures, for all financial assets and liabilities. While the Group has chosen not yet to adopt those amendments to IFRS7, the table below shows, for the Group’s financial assets and liabilities that are recognised and subsequently measured at fair value only, their classification within that three-level hierarchy.

		Valuation	Valuation
		techniques	techniques
	Quoted	using	using non-
	Market	observable	observable
	price	market data	market data
Fair value hierarchy	(Level 1)	(Level 2)	(Level 3)	Total
	€m	€m	€m	€m

Financial assets held at fair value
Trading securities	97	21	7	125
Derivative financial instruments	—	8,397	—	8,397
Other financial assets at FVTPL	7,093	511	—	7,604
AFS financial assets	23,418	3,282	158	26,858
Financial liabilities held at fair value
Deposits from banks	—	92	—	92
Customer accounts	—	2,006	—	2,006
Derivative financial instruments	—	7,554	—	7,554
Liabilities to customers under investment contracts	—	4,084	—	4,084
Insurance contract liabilities	—	5,634	—	5,634
Debt securities in issue	—	—	566	566
Subordinated liabilities	—	—	229	229

Financial assets and liabilities not subsequently measured at fair value

For financial assets and liabilities which are not subsequently measured at fair value on the balance sheet, the Group discloses their fair value in a way that permits them to be compared to their carrying amounts. The methods and assumptions used to calculate the fair values of these assets and liabilities are set out below.

Loans and advances to banks

The fair value of floating rate placements and overnight placings is their carrying amount. The estimated fair value of fixed interest bearing placements is based on discounted cash flows using prevailing money market interest rates for assets with similar credit risk and remaining maturity.

Loans and advances to customers

Loans and advances are carried net of provisions for impairment. The fair value of both fixed and variable rate loans and advances to customers is calculated using a valuation technique which involves the discounting of estimated future cash flows at current market rates, incorporating the impact of current credit spreads and margins. The fair value reflects both loan impairments at the balance sheet date and estimates of market participants’ expectations of credit losses over the life of the loans.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

45	FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (continued)

Deposits from banks and customer accounts

The estimated fair value of deposits with no stated maturity, which includes non-interest bearing deposits, is the amount repayable on demand. The estimated fair value of fixed interest bearing deposits and other borrowings without quoted market prices is based on discounted cash flows using interest rates for new deposits with similar remaining maturity.

Debt securities in issue and subordinated liabilities

The fair values of these instruments are calculated based on quoted market prices where available. For those notes where quoted market prices are not available, a discounted cash flow model is used based on a current yield curve appropriate to the Group for the remaining term to maturity. The yield curve used incorporates the effect of changes in the Group’s own credit spread.

The carrying amount and the fair value of the Group’s financial assets and liabilities as at March 31, 2009 and March 31, 2008 are set out in the table below.

	2009		2008
	Carrying	Fair	Carrying	Fair
	Amount	Values	Amount	Values
	€m	€m	€m	€m

Financial instruments held for trading
Debt securities(1)	125	125	119	119
Derivative financial instruments — trading
Foreign exchange contracts(1)	184	184	114	114
Interest rate contracts(1)	149	149	(394)	(394)
Equity and commodity contracts(1)	(50)	(50)	187	187
Non-trading financial instruments
Assets
Cash and balances at central banks(1)	3,224	3,224	484	484
Items in course of collection from other banks(1)	515	515	683	683
Central Government and other eligible bills(1)	—	—	10	10
Loans and advances to banks	7,886	7,879	9,409	9,409
Loans and advances to customers	133,740	128,938	135,738	134,902
Available for sale financial assets(1)	26,858	26,858	29,307	29,307
Other financial assets at fair value through profit or loss(1)	7,604	7,604	10,909	10,909
Liabilities
Deposits from banks	28,814	28,742	14,130	14,118
Customer accounts	83,119	83,001	86,234	86,259
Items in the course of transmission to other banks(1)	238	238	254	254
Debt securities in issue	45,133	44,375	60,842	60,030
Liabilities to customers under investment contracts(1)	4,084	4,084	5,662	5,662
Insurance contract liabilities(1)	5,634	5,634	7,140	7,140
Subordinated liabilities	7,942	4,089	7,808	6,655
Derivative financial instruments — hedging
Interest rate contracts and foreign exchange contracts(1)	560	560	339	339

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

45	FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (continued)

(1)	The fair value of these financial instruments is equal to the carrying value. These instruments are either carried at market value or have minimal credit losses and are either short term in nature or repriced frequently.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

46	MEASUREMENT BASIS OF FINANCIAL ASSETS AND LIABILITIES

The table below analyses the carrying amounts of the financial assets and liabilities by accounting treatment and by balance sheet heading.

At March 31, 2009

	At fair value through			At fair value through
	profit or loss			equity
	Derivatives					Loans and
	designated					advances/
	as fair value		Designated		Cash flow	held at
	hedging	Held for	upon initial	Available	hedge	amortised	Insurance
	instruments	trading	recognition	for sale	derivatives	cost	contracts	Total
	€m	€m	€m	€m	€m	€m	€m	€m

Financial assets
Cash and balances at central banks	—	—	—	—	—	3,224	—	3,224
Items in the course of collection from other banks	—	—	—	—	—	515	—	515
Trading securities	—	125	—	—	—	—	—	125
Derivative financial instruments	915	4,720	27	—	2,735	—	—	8,397
Other financial assets at fair value through profit or loss	—	—	7,604	—	—	—	—	7,604
Loans and advances to banks	—	—	—	—	—	7,886	—	7,886
Available for sale financial assets	—	—	—	26,858	—	—	—	26,858
Loans and advances to customers	—	—	—	—	—	133,740	—	133,740

Total financial assets	915	4,845	7,631	26,858	2,735	145,365	—	188,349

Financial liabilities
Deposits from banks	—	—	92	—	—	28,722	—	28,814
Customer accounts	—	—	2,006	—	—	81,113	—	83,119
Items in course of transmission to other banks	—	—	—	—	—	238	—	238
Derivative financial instruments	611	4,468	—	—	2,475	—	—	7,554
Liabilities to customers under investment contracts	—	—	4,084	—	—	—	—	4,084
Debt securities in issue	—	—	566	—	—	44,567	—	45,133
Insurance contract liabilities	—	—	—	—	—	—	5,634	5,634
Subordinated liabilities	—	—	229	—	—	7,713	—	7,942

Total financial liabilities	611	4,468	6,977	—	2,475	162,353	5,634	182,518

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

46	MEASUREMENT BASIS OF FINANCIAL ASSETS AND LIABILITIES (continued)

At March 31, 2008

	At fair value through			At fair value through
	profit or loss			equity
	Derivatives					Loans and
	designated					advances/
	as fair value		Designated		Cash flow	held at
	hedging	Held for	upon initial	Available	hedge	amortised	Insurance
	instruments	trading	recognition	for sale	derivatives	cost	contracts	Total
	€m	€m	€m	€m	€m	€m	€m	€m

Financial assets
Cash and balances at central banks	—	—	—	—	—	484	—	484
Items in the course of collection from other banks	—	—	—	—	—	683	—	683
Central government and other eligible bills	—	—	—	10	—	—	—	10
Trading securities	—	119	—	—	—	—	—	119
Derivative financial instruments	378	3,385	—	—	805	—	—	4,568
Other financial assets at fair value through profit or loss	—	—	10,909	—	—	—	—	10,909
Loans and advances to banks	—	—	—	—	—	9,409	—	9,409
Available for sale financial assets	—	—	—	29,307	—	—	—	29,307
Loans and advances to customers	—	—	—	—	—	135,738	—	135,738

Total financial assets	378	3,504	10,909	29,317	805	146,314	—	191,227

Financial liabilities
Deposits from banks	—	—	282	—	—	13,848	—	14,130
Customer accounts	—	—	2,524	—	—	83,710	—	86,234
Items in course of transmission to banks	—	—	—	—	—	254	—	254
Derivative financial instruments	190	3,478	—	—	654	—	—	4,322
Liabilities to customers under investment contracts	—	—	5,662	—	—	—	—	5,662
Debt securities in issue	—	—	971	—	—	59,871	—	60,842
Insurance contract liabilities	—	—	—	—	—	—	7,140	7,140
Subordinated liabilities	—	—	242	—	—	7,566	—	7,808

Total financial liabilities	190	3,478	9,681	—	654	165,249	7,140	186,392

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

46	MEASUREMENT BASIS OF FINANCIAL ASSETS AND LIABILITIES (continued)

The fair value and contractual amount due on maturity of financial liabilities designated at fair value upon initial recognition are shown in the table below.

	March 31, 2009		March 31, 2008
		Contractual		Contractual
		amount due		amount due
	Fair values	on maturity	Fair values	on maturity
	€m	€m	€m	€m

Deposits from banks	92	92	282	282
Customer accounts	2,006	2,085	2,524	2,682
Liabilities to customers under investment contracts	4,084	4,084	5,662	5,662
Debt securities in issue	566	526	971	979
Subordinated liabilities	229	240	242	246

Financial liabilities designated at fair value through profit or loss	6,977	7,027	9,681	9,851

For financial assets and liabilities which are recognised and subsequently measured at fair value through profit or loss or through equity, a description of the methods and assumptions used to calculate those fair values is set out in note 45.

47	DIVIDENDS PER UNIT OF ORDINARY STOCK

No dividend on ordinary stock was declared nor will be paid in respect of the year ended March 31, 2009. On November 13, 2008 the Group announced its decision to cancel dividend payments on ordinary stock for 2008/2009 and that it did not expect to resume paying dividends on ordinary stock until more favourable economic and financial conditions return.

A dividend of 39.4c per unit of ordinary stock (€387 million) was paid in July 2008 in relation to the year ended March 31, 2008. The total dividend in respect of the year ended March 31, 2008 was 63.6c per unit of ordinary stock (€621 million).

48	CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprises the following balances:

	2009	2008
	€m	€m

Cash and balances at central banks	3,224	484
Loans and advances to banks (with an original maturity of less than 3 months)	4,035	7,153
Central government and other eligible bills	—	10

Cash and cash equivalents	7,259	7,647

49	GENERAL

(a)	The Bank is domiciled in the Republic of Ireland.

(b)	The Bank has given a letter of comfort to the regulatory authority of the Isle of Man in respect of its banking subsidiary Bank of Ireland (IOM) Limited for the protection of the depositors of that subsidiary.

(c)	The Bank has provided a guarantee under Section 17 of the Companies (Amendment) Act, 1986 for the following companies: Premier Direct Management Limited, Premier Direct Insurance Services Limited,

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

49	GENERAL (continued)

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

50	RELATED PARTY TRANSACTIONS

The parent company of the Group is the Governor and Company of the Bank of Ireland (referred to throughout as the “Bank”), which is a corporation established in Ireland in 1783 under Royal Charter with primary listings on both the Irish and London Stock Exchanges. A number of banking transactions are entered into between the Governor and Company and its subsidiaries in the normal course of business. These include loans, deposits and foreign currency transactions.

(a)	Associated undertakings and joint ventures

The Group provides and receives from its associated undertakings and joint ventures certain banking and financial services on similar terms to third party transactions which are not material to the Group. These include loans, deposits and foreign currency transactions.

(b)	Irish Government

During the year ended 31 March 2009, the Irish Government through both the Bank’s participation in the Government Guarantee Scheme and the recapitalisation through the NPRFC became a related party of the Bank. For further details on the Government Guarantee Scheme see note 57 and on the recapitalisation see note 40. In addition, the Bank provides a range of banking services on normal commercial terms to the Government. The volume and diversity of such transactions are such that disclosure of their amounts is impractical.

(c)	Pension funds

The Group provides a number of normal banking and financial services to various pension funds operated by the Group for the benefit of its employees (principally for the Bank Staff Pension Fund (BSPF)), which are conducted on similar terms to third party transactions and which are not material to the Group. Further details on retirement benefit obligations are set out in note 38.

The Group occupies a number of premises owned by the Group’s various pension schemes; the total value of these properties at March 31, 2009 is €28 million (March 31: 2008: €46 million).

During the year the BSPF sold a property to the Bank on agreed terms for €1.9 million supported by an independent valuation by Lisneys.

(d)	Transactions with key management personnel

For the purposes of IAS 24 Related Party Disclosures, “key management personnel” (KMP) comprises the Directors of the Court, the members of the Group Executive Committee (GEC), the Group Secretary and the Group Legal Advisor. In addition to the Executive Directors, the GEC comprises the Group Chief Risk Officer, the Head of Group HR and the Director, Group Manufacturing.

Directors’ emoluments are set out in note 54 and details of compensation paid to key management personnel are provided below.

Key management personnel hold products with Group companies in the ordinary course of business. All loans to Non-Executive Directors are made in the ordinary course of business on normal commercial terms. Loans to key

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

50	RELATED PARTY TRANSACTIONS (continued)

management personnel other than Non-Executive Directors are made on terms similar to those available to staff generally and/or in the ordinary course of business on normal commercial terms.

The aggregate amounts outstanding and the number of persons concerned, in respect of all loans, quasi-loans and credit transactions between the Bank and to its key management personnel, as defined above, including members of their close families and entities controlled by together with the disclosure of the year end balances and highest amounts outstanding during the year are shown in the table below.

	Aggregate Highest*
	Amount Outstanding	Aggregate Amount Outstanding		Number of Persons
Key Management Personnel	2008/2009	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008
	€’000	€’000	€’000

Directors	10,917	6,515	9,661	15	12
Other KMP	2,031	1,812	2,024	5	4

Total	12,948	8,327	11,685	20	16

*	These figures do not include credit card exposures. However, in all cases key management personnel have not exceeded their approved credit limits. The maximum approved credit limit on any credit card held by key management personnel is €40,000.

The maximum outstanding balance during the year ended March 31, 2009 for any individual Director did not exceed €2.6 million and for any other key management personnel did not exceed €1 million.

The comparative figure for 2008 for loans to other key management personnel, who are not Directors of the Court, has been adjusted from €1.473 million to €2.024 million. This relates to a loan for €0.551 million which was not included in the prior year comparative.

Included in the above figures, are loans to key management personnel, (other than Non-Executive Directors), on terms similar to those available to staff generally, amounting to €1.113 million (March 31, 2008: €1.19 million).

No impairment charges or provisions have been recognised in respect of any of the above loans or facilities.

Guarantees amounting to €0.85 million in favour of the Group have been entered into by two Directors and the Group has entered into a guarantee in favour of one Director amounting to €0.05 million. There were no calls on these guarantees during 2008/2009.

In addition to the loans detailed above, the aggregate amounts of deposits and credit balances outstanding for key management personnel in office at March 31, 2009 amounted to €14.6 million (March 31, 2008: €12.7 million).

(e)	Compensation of key management personnel

Remuneration	2009	2008
	€’000	€’000

Salaries and other short term benefits(1)	9,951	14,894
Post employment benefits(2)	876	634
Payment in lieu of notice	1,462	—
Termination benefits	—	1,426
Equity compensation benefits(3)	1,973	3,139

Total remuneration	14,262	20,093

(1)	Comprises salary, fees, bonus, cash in lieu of pension, car allowance, profit share schemes and other short term benefits paid in the year.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

50	RELATED PARTY TRANSACTIONS (continued)

(2)	Employer contributions to pension funds.

(3)	Value of awards made under the Group’s executive share option scheme, Save As You Earn schemes, LTIP, Staff Stock Issue in Ireland and Stock Incentive Plan in UK which are described in note 40.

51	PRINCIPAL UNDERTAKINGS

The principal Group undertakings at March 31, 2009 were:

		Country of	Statutory
Name	Principal activity	incorporation	year end

Bank of Ireland International Finance Limited*	International asset financing	Ireland	March 31
Bank of Ireland (IOM) Limited	Retail banking	Isle of Man	March 31
Bank of Ireland Life Holdings plc*	Life assurance and pensions	Ireland	December 31
Bank of Ireland Mortgage Bank*	Mortgage lending and mortgage covered securities	Ireland	March 31
First Rate Enterprise (UK) Limited(1)	Foreign exchange	England	March 31
ICS Building Society*	Building society	Ireland	December 31
Midasgrange Limited (t/a Post Office Financial Services, POFS)(2)	Retail financial services	England	March 31

*	Direct subsidiary of The Governor and Company of the Bank of Ireland.

[1]	This is a joint venture with the UK Post Office, in which the Group holds 50% of the equity of the business.

[2]	This is a joint venture with the Post Office Limited in the UK, in which the Group holds 50.1% of the equity.

All the Group undertakings are included in the consolidated accounts. Unless stated otherwise, the Group owns 100% of the equity of the principal Group undertakings and 100% of the voting shares of all these undertakings and in the case of ICS Building Society, 100% of the investment shares.

In presenting details of the principal subsidiary undertakings, the exemption permitted by Regulation 10 of the European Communities (Credit Institutions: Accounts) Regulations, 1992 has been availed of and the Bank of Ireland will annex to its annual return to the Companies Registration Office a full listing of group undertakings.

Bank of Ireland Mortgage Bank (BoIMB)

BoIMB’s principal activities are the issuance of Irish residential mortgages and mortgage covered securities in accordance with the Asset Covered Securities Act 2001 and the Asset Covered Securities (Amendment) Act 2007. Such loans may be made directly by the Bank or may be purchased from Bank of Ireland and other members of the Group or third parties.

At March 31, 2009, the total amount outstanding in respect of mortgage covered securities issued was €10 billion (March 31, 2008: €6.9 billion). At March 31 2009, the total amount of principal outstanding in the mortgage covered pool including mortgage assets and cash was €12.7 billion (March 31, 2008: €8.7 billion).

From time to time, BoIMB issues other debt securities comprising the BoIMB’s obligation to the Central Bank and Financial Services Authority of Ireland (CBFSAI) under the terms of the Mortgage Backed Promissory Note (MBPN) programme. At March 31, 2009 there were €3 billion such debt securities in issue (March 31, 2008: nil). These obligations had been secured by way of a first floating charge to the CBFSAI over all its right, title, interest and benefit, in a relevant amount of loans and advances to customers. The Bank had pledged under the terms of the floating charge to maintain the assets so charged free from any encumbrance and otherwise than in the ordinary

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

51	PRINCIPAL UNDERTAKINGS (continued)

course of business not to sell, transfer, lend or otherwise dispose of any part of the charged assets without prior written consent of the CBFSAI. The deed of floating charge was executed by BoIMB and dated July 5, 2004 in favour of the Central Bank and Irish Financial Services Regulatory Authority. The mortgages in the MBPN programme were secured by a floating charge over Irish Residential Mortgage Credit Assets which were not in the covered assets pool.

52	OTHER SUBSIDIARIES

The Group has a number of subsidiaries where it does not own more than half of the voting power in the company but which are consolidated. Details of these subsidiaries are listed below.

a)	Partholon CDO1 plc

The Group has sold a pool of leveraged acquisition finance loan assets to Partholon CDO 1 plc (Partholon), which is incorporated under the Irish Companies Acts, 1963 to 2006 and is registered and operates in the Republic of Ireland. Partholon has issued a series of loan notes to finance this purchase. The Group holds 25% of the subordinated loan notes but does not own, directly or indirectly, any of the share capital of Partholon, which is owned by a charitable trust. The Group also holds €30 million of AAA rated loan notes in Partholon, which it intends to hold until maturity. This investment is eliminated on consolidation.

Under the terms of separate agreements the Group manages the assets of Partholon, including identification of additional assets for acquisition, for which it receives fees.

b)	Kildare Securities Limited

Kildare Securities Limited (Kildare) is a special purpose entity which was established for the purpose of acquiring mortgage loans or other financial assets and for issuing asset backed securities. No new securities were issued by Kildare during the year ended to March 31, 2009.

At March 31, 2009 the aggregate balance of mortgages backing the securities issued by Kildare was €2.1 billion (March 31, 2008: €2.4 billion).

These mortgages, which are included on the consolidated balance sheet at March 31, 2009, are collateral for the obligations of Kildare. The creditors of Kildare have no recourse to the general credit of the Group.

c)	Liberator Securities No 1 plc

Liberator Securities No. 1 plc (Liberator) is a special purpose entity which was established for the purpose of acquiring mortgage loans or other financial assets and for issuing mortgage backed securities. During the year ended March 31, 2009, the mortgages were sold to the Bank of Ireland Mortgage Bank (BoIMB) and scheduled redemption of the notes took place. At March 31, 2009 the aggregate balances of the mortgages backing the securities in Liberator was nil (March 31, 2008: €126 million).

The creditors of Liberator have no recourse to the general credit of the Group.

d)	Brunel Residential Mortgage Securitisation No. 1 plc

Brunel Residential Mortgage Securitisation No. 1 plc (Brunel) is a special purpose company which was established for the purpose of acquiring mortgage loans or other financial assets and issuing asset backed securities. Aggregate balances of the mortgages at issue were Stg£5.5 billion (€8 billion), equal to the value of asset backed securities. At March 31, 2009 the aggregate balances of the mortgages at issue were Stg£3.0 billion (€3.3 billion).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

52	OTHER SUBSIDIARIES (continued)

These mortgages, which are included on the consolidated balance sheet at March 31, 2009, are collateral for the obligations of Brunel. The creditors of Brunel have no recourse to the general credit of the Group.

e)	Colston No. 1 plc

Colston No. 1 plc is a special purpose company which was established for the purpose of acquiring mortgage loans or other financial assets and for issuing mortgage backed securities. Aggregate balances of the mortgages at issue on December 17, 2007 were Stg£5.1 billion (€7.1 billion), in excess of the value of asset backed securities issued (€6.4 billion). At January 21, 2009 the mortgage backed securities were redenominated from euros at their then value of €5.2 billion into sterling value Stg£3.8 billion. At March 31, 2009, the aggregate balances of the mortgages backing securities issued by Colston No. 1 plc were Stg£4.2 billion (€4.5 billion).

These mortgages, which are included on the consolidated balance sheet at March 31, 2009, are collateral for the obligations of Colston No. 1 plc. The creditors of Colston No. 1 plc have no recourse to the general credit of the Group.

f)	Colston No. 2 plc

Colston No. 2 plc is a special purpose company which was established for the purpose of acquiring mortgage loans or other financial assets and for issuing mortgage backed securities. Aggregate balances of the mortgages at issue on June 05, 2008 were Stg£5.0 billion (€6.4 billion), in excess of the value of asset backed securities issued (€5.7 billion). At January 21, 2009 the mortgage backed securities were redenominated from euros at their then value of €5.3 billion into sterling value Stg£4.2 billion. At March 31, 2009, the aggregate balances of the mortgages backing securities issued by Colston No. 2 plc were Stg£4.6 billion (€4.9 billion).

These mortgages, which are included on the consolidated balance sheet at March 31, 2009, are collateral for the obligations of Colston No. 2 plc. The creditors of Colston No. 2 plc have no recourse to the general credit of the Group.

g)	Colston No. 3 plc

Colston No. 3 plc is a special purpose company which was established for the purpose of acquiring mortgage loans or other financial assets and for issuing mortgage backed securities. Aggregate balances of the mortgages at issue on October 29, 2008 were Stg£4.6 billion (€5.9 billion), in excess of the value of asset backed securities issued (€5.3 billion). At January 21, 2009 the mortgage backed securities were redenominated from euros at their then value of €5.3 billion into sterling value Stg£4.1 billion. At March 31, 2009, the aggregate balances of the mortgages backing securities issued by Colston No. 3 plc were Stg£4.6 billion (€4.9 billion).

These mortgages, which are included on the consolidated balance sheet at March 31, 2009, are collateral for the obligations of Colston No. 3 plc. The creditors of Colston No. 3 plc have no recourse to the general credit of the Group.

h)	Colston No. 4 plc

Colston No. 4 plc is a special purpose company which was established for the purpose of acquiring mortgage loans or other financial assets and for issuing mortgage backed securities. Aggregate balances of the mortgages at issue on December 08, 2008 were Stg£4.4 billion (€5.3 billion), in excess of the value of asset backed securities issued (€4.5 billion). At January 21, 2009 the mortgage backed securities were redenominated from euros at their then value of €4.5 billion into sterling value Stg£3.7 billion. At March 31, 2009, the aggregate balances of the mortgages backing securities issued by Colston No. 4 plc were Stg£4.4 billion (€4.7 billion).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

52	OTHER SUBSIDIARIES (continued)

These mortgages, which are included on the consolidated balance sheet at March 31, 2009, are collateral for the obligations of Colston No. 4 plc. The creditors of Colston No. 4 plc have no recourse to the general credit of the Group.

i)	Bank of Ireland Covered Bonds LLP

Bank of Ireland Covered Bonds LLP is a special purpose company which was established for the purpose of acquiring mortgage loans or other financial assets and for guaranteeing mortgage backed securities issued by Bank of Ireland. Aggregate balances of the mortgages at issue on September 22, 2008 were Stg£5.1 billion (€6.5 billion), in excess of the value of asset backed securities issued (Stg£4.0 billion (€5.1 billion)). On March 22, 2009 a further Stg£0.7 billion (€0.7 billion) of mortgages were acquired for the issue by Bank of Ireland of an additional tranche of asset backed securities for €0.5 billion. At March 31, 2009, the aggregate balances of the mortgages backing securities guaranteed by Bank of Ireland Covered Bonds LLP were Stg£5.4 billion (€5.9 billion).

These mortgages, which are included on the consolidated balance sheet at March 31, 2009, are collateral for the obligations of Bank of Ireland Covered Bonds LLP.

j)	Avondale Securities SA

Avondale Securities S.A. (Avondale) is a special purpose entity, which was principally established for the issuance of financial instruments, the acquisition of financial assets and the entering into of other legally binding instruments. The aggregate balance of notes issued and outstanding by Avondale on March 31, 2009 consists of €376 million (March 31, 2008:€400 million) of Emergence Offset Notes (EONs), which referenced the embedded value in certain insurance policies originated by BoI Life. The investors in the EONs have no recourse to BoI Life or the rest of the Group if surplus does not emerge from the embedded value.

k)	Pirus Securities

Pirus Securities Limited (Pirus) is a special purpose entity which was established for the purpose of acquiring mortgage loans or other financial assets and for issuing mortgage backed securities. Aggregate balance of the mortgages at issue on December 17 2008 were €2 billion, in excess of the value of asset backed securities issued, €1.8 billion. At March 31, 2009, the aggregate balances of the mortgage backing securities issued by Pirus was €2 billion.

l)	Melepard CDO I Ltd (Melepard)

Melepard is a special purpose entity which was incorporated in the Republic of Ireland for the purpose of acquiring a pool of loan assets totaling €1.2 billion. Melepard has issued a series of loan notes to finance this purchase. The Group holds 100% of the senior and subordinated loan notes but does not own, directly or indirectly, any of the share capital of Melepard, which is owned by a charitable trust.

Under the terms of separate agreements the Group manages the assets of Melepard, including identification of additional assets for acquisition, for which it receives fees.

m)	Morrigan CMBS I plc (Morrigan I)

Morrigan I is a special purpose entity which was incorporated in the Republic of Ireland for the purpose of acquiring a pool of commercial mortgage backed loan assets totaling €1.8 billion. Morrigan I has issued a series of loan notes to finance this purchase. The Group holds 100% of the senior and subordinated loan notes but does not own, directly or indirectly, any of the share capital of Morrigan I, which is owned by a charitable trust.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

52	OTHER SUBSIDIARIES (continued)

Under the terms of separate agreements the Group manages the assets of Morrigan I, including the provision of additional facilities and the refinancing of certain transactions sold to the special purpose entity at closing, for which it receives fees.

n)	Morrigan CMBS II plc (Morrigan II)

Morrigan II is a special purpose entity which was incorporated in the UK for the purpose of acquiring a pool of commercial mortgage backed loan assets totaling Stg£775 million. Morrigan II has issued a series of loan notes to finance this purchase. The Group holds 100% of the senior and subordinated loan notes but does not own, directly or indirectly, any of the share capital of Morrigan II, which is owned by a charitable trust.

Under the terms of separate agreements the Group manages the assets of Morrigan II, including the provision of additional facilities and the refinancing of certain transactions sold to the special purpose entity at closing, for which it receives fees.

53	LIFE ASSURANCE BUSINESS

Value of In-Force Life Assurance Business

	2009	2008
	€m	€m

At April 1	548	580
Income statement movement in value of in force (gross of tax)	(80)	(32)

At March 31	468	548

The Group recognises as an asset the value of in force assurance business in respect of insurance contracts. The value of in force asset, which is presented gross of attributable tax, represents the present value of future profits expected to arise from these contracts. It is determined by projecting future surpluses and other cash flows arising from insurance contracts written by the balance sheet date. The useful life of the asset is based on the length of the underlying individual policies upon which the asset is calculated. This useful life is expected to be 6.83 years (March 31, 2008: 6.76 years).

The key economic assumptions used in the calculation of the value of in force business are set out below:

	2009	2008

Risk Discount Rate	9.0%	8.0%
Unit Growth Rate	7.25%	6.25%
Shareholder Tax Rate	12.5%	12.5%

The process used in determining the key economic and experience assumptions is set out below:

Risk discount rate:  The risk discount rate is the rate used to discount the surpluses that will arise on insurance business in the long term fund. The rate reflects the yield available on Government bonds of appropriate duration plus a risk margin.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

53	LIFE ASSURANCE BUSINESS (continued)

Persistency:  Persistency rates refer to the rate of policy termination for insurance policies. These rates are based onhistorical experience and management’s views on future experience.

Maintenance expenses:  Allowance is made for future policy costs by reference to current and expected future costs. Explicit allowance is made for future expense inflation.

Sensitivities

The table below indicates the stand alone impact of changes in the key assumptions on profit after tax and shareholder equity.

	2009	2008
	€m	€m

1% increase in risk discount rate	(24)	(25)
1% decrease in risk discount rate	26	27
10% improvement in mortality	12	14
10% deterioration in persistency	17	(22)
5% improvement in renewal expenses	6	6
1% increase in equity markets	2	2

While the table above shows the impact of an individual assumption change, a change in one assumption could impact on other assumptions due to the relationship between assumptions.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

54	DIRECTORS’ INFORMATION

Directors’ remuneration for the year ended March 31, 2009 (all figures in €’000’s)

						Payment
			Performance	Other	Pension	in lieu
	Salary	Fees	Bonus	remuneration	contributions	of notice	Total.	Total.
	(1)	(2)	(3)	(4)	(5)	(6)	2008/2009	2007/2008

Governor
R Burrows	503						503	512
Deputy Governor
G M Magan	161						161	164

Executive Directors
R Boucher	580		—	284	202	—	1,066	1,457
D Crowley	478		—	386	(103)	—	++761	++1,626
D Donovan	660		—	518	(121)	—	1,057	1,704
B J Goggin * (resigned as a Director Feb 25, 2009)	1172		—	843	(382)	1,462	3,095	2,972
J O’Donovan	550		—	420	102	—	1,072	1,466

Non — Executive Directors
T Considine ** (appointed Jan 1, 2009)		19					19	—
D Dilger		127					127	115
P Haran		119					119	122
D Holt		117					117	102
R Hynes		+121					121	** 82
J Kennedy		+133					133	** 94
D McCourt		104					104	128
H A McSharry		106					106	** 69
T Neill		102					102	117
J Walsh ** (appointed Jan 1, 2009)		21					21	—

Totals	4,104	969	—	2,451	(302)	1,462	8,684	10,730

Ex-gratia payments paid to former Directors/Dependants							379	440

*	Figures in the above table for B J Goggin reflect his employment up to the end of March 2009.

**	From date of appointment as a Director, as indicated.

+	Includes fees paid in respect of services as Directors of subsidiary companies (R Hynes €25,000, J Kennedy €42,000)

++	Sterling equivalent 2008/09 — £700,000 (2007/08 — £1,157,000)

Notes:

(1)	The Governor and Deputy Governor, as Non-Executive Officers of the Bank, are not paid Court fees but are remunerated by way of non-pensionable salary.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

54	DIRECTORS’ INFORMATION (continued)

(2)	Fees are paid only to Non-Executive Directors; a basic fee of €84,000 per annum applied up to end January 2009. Additional fees were paid to Committee chairmen, the Senior Independent Director and for Committee membership. On February 1, 2009, the Governor, Deputy Governor and all Non-Executive Directors agreed to reduce their salary (in the case of the Governor and Deputy Governor) and their fees (in the case of all other Non-Executive Directors) by 25%.

(3)	Payments under the performance bonus scheme, are linked to individual performance and overall Group performance versus pre determined targets for the financial year. No bonuses were awarded for the financial year 2008/09.

(4)	The figures include a taxable cash allowance in lieu of pension foregone for those Executives whose contractual pension promise would exceed the pensions ‘cap’ introduced by the Finance Act 2006 together with the value of awards under the Employee Stock Issue Scheme and car allowances.

(5)	In the case of BJ Goggin, D Crowley and D Donovan their pension accrual is now ‘capped’ at the increase in thresholds set out in the Finance Act each year, and as a result, a release back to the fund of previously funded benefits arises on an annual basis. All pension amounts at (4) and (5) have been determined by Watson Wyatt, the Group’s actuary, and approved by the Group Remuneration Committee.

(6)	B J Goggin resigned as a Director in February 2009 and left the employment of the Group in March 2009. As per his contractual notice period arrangements, he received 12 months pay in lieu of notice.

(a)	Executive stock options

Options Granted between 2006 and 2007

The exercise of options granted in 2006 and 2007 is conditional upon underlying earnings per share achieving a cumulative growth of at least 5% per annum compounded above the increase in the Consumer Price Index over the three year performance period. If this performance condition is not achieved, the option’s lapse (see also note 40).

Options Granted in 2008

For options granted in 2008, 25% will become capable of exercise if the Group’s underlying earnings per share growth is 3% per annum compounded over the three year performance period. 100% of options granted in 2008 will become capable of exercise if the Group’s underlying earnings per share growth is 6% compounded over the three year performance period. A scaled level of vesting will occur between these two targets, with options lapsing if the minimum target of underlying earnings per share of 3% per annum compounded is not achieved over the three year performance period.

Options granted in 2005 vested in 2008 and became capable of exercise. The options granted in 2006, which are due to mature on July 4, 2009 will not vest as the performance conditions will not be achieved. This confirms the strong link between returns to stockholders and the remuneration of executives.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

54	DIRECTORS’ INFORMATION (continued)

Stock options held by Directors and Secretary

(a)	Executive stock options

Options to subscribe for ordinary stock in the Bank granted and exercised during the year ended March 31, 2009 are set out in the table below:

					Options at
					April 1,
					2008				Market
					or date of				price at	Options at
	Date of	Earliest		Exercise	appointment	Granted	Exercised		exercise	March 31,
	grant	exercise date	Expiry date	price	if later	in year	in year	Lapsed*	date	2009
				€					€

R Boucher	Jul 26, 2004	Jul 26, 2007	Jul 26, 2014	10.76	26,000					26,000
	Jun 21, 2005	Jun 21, 2008	Jun 21, 2015	12.85	23,000					23,000
	Jul 4, 2006	Jul 4, 2009	Jul 4, 2016	14.00	30,500			30,500		—
	Jun 12, 2007	Jun 12, 2010	Jun 12, 2017	15.45	33,950					33,950
	Jun 3, 2008	Jun 3, 2011	Jun 3, 2018	8.10		71,600				71,600

					113,450	71,600		30,500		154,550

D Crowley	May 21, 2001	May 21, 2004	May 21, 2011	11.05	25,000					25,000
	Jun 24, 2002	Jun 24, 2005	Jun 24, 2012	12.50	25,000					25,000
	Jun 18, 2003	Jun 18, 2006	Jun 18, 2013	10.77	50,000					50,000
	Jul 26, 2004	Jul 26, 2007	Jul 26, 2014	10.76	35,000					35,000
	Jun 21, 2005	Jun 21, 2008	Jun 21, 2015	12.85	32,500					32,500
	Jul 4, 2006	Jul 4, 2009	Jul 4, 2016	14.00	30,500			30,500		—
	Jun 12, 2007	Jun 12, 2010	Jun 12, 2017	15.45	33,950					33,950
	Jun 3, 2008	Jun 3, 2011	Jun 3, 2018	8.10		68,800				68,800

					231,950	68,800		30,500		270,250

D Donovan	Jun 24, 2002	Jun 24, 2005	Jun 24, 2012	12.50	30,000					30,000
	Jun 18, 2003	Jun 18, 2006	Jun 18, 2013	10.77	50,000					50,000
	Jul 26, 2004	Jul 26, 2007	Jul 26, 2014	10.76	35,000					35,000
	Jun 21, 2005	Jun 21, 2008	Jun 21, 2015	12.85	32,500					32,500
	Jul 4, 2006	Jul 4, 2009	Jul 4, 2016	14.00	30,500			30,500		—
	Jun 12, 2007	Jun 12, 2010	Jun 12, 2017	15.45	33,950					33,950
	Jun 3, 2008	Jun 3, 2011	Jun 3, 2018	8.10		81,450				81,450

					211,950	81,450		30,500		262,900

B J Goggin	Jun 24, 2002	Jun 24, 2005	Jun 24, 2012	12.50	25,000					25,000
	Jun 18, 2003	Jun 18, 2006	Jun 18, 2013	10.77	50,000					50,000
	Jul 26, 2004	Jul 26, 2007	Jul 26, 2014	10.76	92,000					92,000
	Jun 21, 2005	Jun 21, 2008	Jun 21, 2015	12.85	77,500					77,500
	Jul 4, 2006	Jul 4, 2009	Jul 4, 2016	14.00	78,500			78,500		—
	Jun 12, 2007	Jun 12, 2010	Jun 12, 2017	15.45	74,750			74,750		—
	Jun 3, 2008	Jun 3, 2011	Jun 3, 2018	8.10		146,250		146,250		—

					397,750	146,250		299,500		244,500

J O’Donovan	Jun 24, 2002	Jun 24, 2005	Jun 24, 2012	12.50	25,000					25,000
	Jun 18, 2003	Jun 18, 2006	Jun 18, 2013	10.77	50,000					50,000
	Jul 26, 2004	Jul 26, 2007	Jul 26, 2014	10.76	35,000					35,000
	Jun 21, 2005	Jun 21, 2008	Jun 21, 2015	12.85	32,500					32,500
	Jul 4, 2006	Jul 4, 2009	Jul 4, 2016	14.00	30,500			30,500		—
	Jun 12, 2007	Jun 12, 2010	Jun 12, 2017	15.45	33,950					33,950
	Jun 3, 2008	Jun 3, 2011	Jun 3, 2018	8.10		67,900				67,900

					206,950	67,900		30,500		244,350

J Clifford (Secretary)	Jun 24, 2002	Jun 24, 2005	Jun 24, 2012	12.50	10,000					10,000
	Jun 18, 2003	Jun 18, 2006	Jun 18, 2013	10.77	20,000					20,000
	Jul 26, 2004	Jul 26, 2007	Jul 26, 2014	10.76	21,500					21,500
	Jun 21, 2005	Jun 21, 2008	Jun 21, 2015	12.85	13,000					13,000
	Jul 4, 2006	Jul 4, 2009	Jul 4, 2016	14.00	18,700			18,700		—
	Jun 12, 2007	Jun 12, 2010	Jun 12, 2017	15.45	13,950					13,950
	Jun 3, 2008	Jun 3, 2011	Jun 3, 2018	8.10		23,800				23,800

					97,150	23,800		18,700		102,250

*	This column relates to any options which may have lapsed during 2008/09 and options which are due to lapse in July 2009 under the July 2006 grants.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

54	DIRECTORS’ INFORMATION (continued)

No other Directors have been granted options to subscribe for units of ordinary stock of the Bank or of other Group entities. The performance condition attached to the grant of stock options made in June 2005, under the 2004 Executive Stock Option Scheme, was met in June 2008 and the options became capable of exercise from that date.

The market price of ordinary stock at March 31, 2009 was €0.52 (March 31, 2008: €9.42).

(b)	Sharesave Scheme options 2003

Under the terms of the Sharesave Scheme offered in 2003, 2006 and 2007 options were granted to all eligible Group employees, who elected to participate, on December of each of those years. Option prices were set at a discount of 25% of the market price as permitted by the Rules in Ireland and at a discount of 20% of the market price permitted by the Rules in the UK. Under the terms of the 2003 Sharesave offer, participants could save for three or five years while under the terms of the 2006 and 2007 Sharesave offers, participants could save for three years.

The following table summarizes the Sharesave Schemes operating in the Group:

Sharesave Scheme	ROI Price	UK Price	Saving Period	Maturity Date

2003	€7.84	€8.37	3 or 5 years	February 2007 (3 years)
				February 2009 (5 years)
2006	€12.28	€13.09	3 years	February 2010
2007	€6.96	€7.43	3 years	February 2011

The options held under the Sharesave schemes by the Directors and Secretary are set out below:

				Sharesave options
	Sharesave scheme	Sharesave options	Market value at	held at March 31,
Name	date of Grant	granted	date of grant	2009

Directors
	2003
J O’Donovan	December 15, 2003	2,653	€10.60	—*
	2006
B J Goggin	December 22, 2006	301	€17.33	301
R Boucher	December 22, 2006	301	€17.33	301
	2007
B J Goggin	December 24, 2007	531	€10.11	531
R Boucher	December 24, 2007	574	€10.11	574
Secretary
	2006
J B Clifford	December 22, 2006	301	€17.33	301

*	The 2003 5 year scheme matured on February 1, 2009, and J O’Donovan opted not to exercise his SAYE options and to take his savings (€19,200) and bonus (€1,600) in cash. Total repaid €20,800.

(c)	Long Term Incentive Plan (LTIP)

Conditional awards of units of ordinary stock are made to Group Senior Executives annually since 2004 under the terms of the LTIP. These awards do not vest in the Executives unless demanding performance criteria are achieved (see description of LTIP in note 40). Prior to the introduction of the LTIP in 2004, conditional awards of units of ordinary stock were made under the Long Term Performance Stock Plan (LTPSP).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

54	DIRECTORS’ INFORMATION (continued)

The performance conditions attached to the award of conditional units of stock, made in June 2005, under the LTIP, were not met in June 2008 and the awards granted under the scheme lapsed.

The performance conditions attached to the award of conditional units of stock, made in July 2006, under the LTIP, were not achieved, and therefore this grant will lapse in July 2009.

The conditional awards of units of ordinary stock made to date to the Executive Directors and the Group Secretary are as follows:

		No. of units						Potential
		conditionally						interest
		held at	Conditionally	Vested	Retained			in stock	Original
	Date of	April 1,	awarded	in the	in the		Matching	at March 31,	Maturity	Maturity
	Award	2008	in the year*	year	scheme**	Lapsed***	award**	2009	Date	Date**

R Boucher	Jun 21, 2005	16,000				16,000		—	Jun 21, 2008
	Jul 4, 2006	30,500				30,500		—	Jul 4, 2009
	Jun 12, 2007	33,950						33,950	Jun 12, 2010
	Jun 3, 2008		71,600					71,600	Jun 3, 2011

	Total	80,450	71,600	—	—	46,500	—	105,550

D Crowley	Jul 13, 1999				6,158		1,539	7,697	Jul 13, 2002	Jul 13, 2009
	May 25, 2000				13,079		3,269	16,348	May 25, 2003	May 25, 2010
	May 21, 2001				9,496		2,373	11,869	May 21, 2004	May 21, 2011
	Jun 24, 2002				7,070		1,767	8,837	Jun 24, 2005	Jun 24, 2012
	Jun 21, 2005	32,500				32,500		—	Jun 21, 2008
	Jul 4, 2006	30,500				30,500		—	Jul 4, 2009
	Jun 12, 2007	33,950						33,950	Jun 12, 2010
	Jun 3, 2008		68,800					68,800	Jun 3, 2011

	Total	96,950	68,800	—	35,803	63,000	8,948	147,501

D Donovan	Jul 13, 1999				7,544		1,886	9,430	Jul 13, 2002	Jul 13, 2009
	May 25, 2000				11,494		2,873	14,367	May 25, 2003	May 25, 2010
	May 21, 2001				7,067		1,766	8,833	May 21, 2004	May 21, 2011
	Jun 24, 2002				4,714		1,178	5,892	Jun 24, 2005	Jun 24, 2012
	Jun 21, 2005	32,500				32,500		—	Jun 21, 2008
	Jul 4, 2006	30,500				30,500		—	Jul 4, 2009
	Jun 12, 2007	33,950						33,950	Jun 12, 2010
	Jun 3, 2008		81,450					81,450	Jun 3, 2011

	Total	96,950	81,450	—	30,819	63,000	7,703	153,922

B J Goggin****	Jun 21, 2005	116,500				116,500		—	Jun 21, 2008
	Jul 4, 2006	117,850				117,850		—	Jul 4, 2009
	Jun 12, 2007	112,100				112,100		—	Jun 12, 2010
	Jun 3, 2008		219,400			219,400		—	Jun 3, 2011

	Total	346,450	219,400	—	—	565,850	—	—

J O’Donovan	Jun 24, 2002				6,034		1,508	7,542	Jun 24, 2005	Jun 24, 2012
	Jun 21, 2005	32,500				32,500		—	Jun 21, 2008
	Jul 4, 2006	30,500				30,500		—	Jul 4, 2009
	Jun 12, 2007	33,950						33,950	Jun 12, 2010
	Jun 3, 2008		67,900					67,900	Jun 3, 2011

	Total	96,950	67,900	—	6,034	63,000	1,508	109,392

Secretary
J B Clifford	Jul 13, 1999				7,648		1,911	9,559	Jul 13, 2002	Jul 13, 2009
	May 25, 2000				12,271		3,068	15,339	May 25, 2003	May 25, 2010
	May 21, 2001				5,764		1,440	7,204	May 21, 2004	May 21, 2011
	Jun 24, 2002				3,422		855	4,277	Jun 24, 2005	Jun 24, 2012
	Jun 21, 2005	9,500				9,500		—	Jun 21, 2008
	Jul 4, 2006	18,700				18,700		—	Jul 4, 2009
	Jun 12, 2007	9,600						9,600	Jun 12, 2010
	Jun 3, 2008		17,000					17,000	Jun 3, 2011

	Total	37,800	17,000	—	29,105	28,200	7,274	62,979

*	Market price at date of award €7.59

**	Only applies to awards made under the LTPSP. Minimum of 80% of the vested stock must be retained for two years from maturity of award. After the two year retention period, an additional award of 20% is made. If the

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

54	DIRECTORS’ INFORMATION (continued)

award is retained for an additional 5 years, a further award of 30% is made. These additional awards are made at the maturity date as per the above table.

***	This column relates to any conditional grant which may have lapsed during 2008/09 and the July 2006 conditional grant which is due to lapse in July 2009.

****	Grants made under the LTPSP between 1999 and 2002, which had already vested, were realized to B J Goggin when he left the employment of the Group, as per the rules of the plan.

Directors’ pension entitlements

Set out below are details of the pension benefits earned by the Directors during the year ended March 31, 2009.

	(a) Additional/(reduced)	(b) Increase	(c) Accrued pension
	pension earned in	/(decrease) in	entitlement at
Executive Directors	the year	transfer value	March 31, 2009
	€	€	€

R Boucher	49,672	257,399	211,178
D Crowley*	(10,916)	(640,463)	270,866
D Donovan*	(10,820)	(809,034)	268,507
B J Goggin*	(26,202)	(1,246,008)	650,170
J O’Donovan	37,223	(54,271)	265,441

Column (a) above is the increase / (decrease) in pension during the period. Increases are after adjustment for inflation and comprise allowance for additional pensionable service; increases in pensionable earnings and any agreed adjustment in the individual’s pension accrual.

Column (b) is the additional / (reduced) capital value, less each Director’s contributions, of column (a) which could arise if the pension were to be transferred to another pension plan on the Director leaving the Group and is calculated using factors supplied by the actuary in accordance with actuarial guidance notes ASP PEN-2, and is based on pension benefits becoming payable at normal retirement date. During the year the methodology for calculating transfer values was amended by the Trustees and at March 31, 2009, no allowance is being made for discretionary pension increases, leading to a reduction in transfer value factors for all members above.

Column (c) is the aggregate pension entitlement payable at normal retirement age based on each Director’s pensionable service with the Group at March 31, 2009.

*Pension entitlements increase annually in line with the increase in fund thresholds announced in the Finance Act each year. In the case of these individuals, pensions earned in 2008/09 are negative as their estimated pension entitlements at March 31, 2008, adjusted for statutory revaluation, are greater than their pension entitlements for March 31, 2009 allowing for no increase in their pension caps in 2008/09. These reductions in accrued pensions, in real terms, are also reflected in a reduction in the transfer value of pension entitlements at March 31, 2009.

Directors’ interest in stock

In addition to their interests in the ordinary stock through their holding of stock options and the conditional awards of stock they have received under the LTPSP and LTIP as set out above, the interests of the Directors and Secretary

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

54	DIRECTORS’ INFORMATION (continued)

in office at March 31, 2009, and of their spouses and minor children, in the stocks issued by the Bank are set out below:

	Units of €0.64 of Ordinary Stock
	As at March 31, 2009	As at March 31, 2008
	Beneficial	Beneficial

DIRECTORS
R Boucher	33,127	30,312
R Burrows	431,487	324,219
T Considine	5,000	*5,000
D Crowley	128,915	128,915
D Dilger	2,998	2,998
D Donovan	183,192	140,377
P Haran	8,443	2,407
D Holt	16,284	10,284
R Hynes +	25,000	25,000
J Kennedy	8,062	3,062
D McCourt	50,674	50,674
H A McSharry	11,354	7,604
G Magan	70,000	70,000
T Neill	114,300	94,300
J O’Donovan	108,326	95,511
J Walsh	10,733	*10,733

SECRETARY
J Clifford	138,214	135,399

*	as at date of appointment

+	held as American Depository Receipts (ADRs). One ADR equates to four units of ordinary stock.

At March 31, 2009, D Dilger also held 500,000 units of Bank of Ireland Floating Rate Note maturing on January 24, 2017.

Apart from the interests set out above and in the previous section, the Directors and Secretary and their spouses and minor children had no other interests in the stock / securities of the Bank or its Group undertakings at March 31, 2009.

There have been no changes in the stockholdings of the above Directors and Secretary between March 31, 2009, and May 18, 2009.

55  RISK MANAGEMENT

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

The nature of the Group’s exposure to credit risk and the manner in which it arises, its policies and processes for managing credit risk and the methods it uses to measure and monitor credit risk are set out below. Given the unprecedented credit market turmoil since August 2007 and the continuing deteriorating economic conditions in the Group’s core markets, the Group has invoked certain structural and process enhancements to further strengthen its proactive approach to the management of credit risk.

How Credit Risk Arises

The Group’s customer base includes retail customers, financial institutions, Sovereigns, State Institutions and commercial entities. The Group is exposed to credit risk as a result of the financial transactions it enters into with these customers.

The main types of financial transaction the Group enters into and which give rise to credit risk are loans and advances to customers. Credit risk on loans and advances to customers arises as a result of amounts the Group has actually lent and amounts which the Group has committed to lend. Such commitments take a number of forms, the key ones being undrawn loans and overdrafts, guarantees, performance bonds and letters of credit. As regards commitments, the Group could potentially suffer loss to an amount equivalent to its total unused commitments. However, the Group does not expect to incur losses to that extent as most consumer related commitments can be cancelled and non-consumer commitments are entered into subject to the customer continuing to achieve specific credit standards.

The Group is also exposed to credit risk through its derivatives, available for sale, and other financial assets activity. In addition, credit risk arises in Bank of Ireland Life, primarily in relation to its reinsurance activities.

Credit risk exposures

The table below represents the maximum exposure to credit risk for financial assets with material credit risk (net of impairment) at March 31, 2009 and March 31, 2008 taking no account of collateral or other credit enhancements held. Exposures are based on the net carrying amounts as reported in the balance sheet for on balance sheet assets. The breakdown of loans and advances to customers in this note reflects how the risk is managed. Certain changes in presentation have been included since the prior year. Equity securities are not included as they are not subject to credit risk. Interest receivable is included. Comparatives have been updated to reflect these changes.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

Maximum exposure to credit risk (before collateral or other credit enhancements)	2009	2008
	€m	€m

Loans and receivables
- Gross loans and advances to banks	7,888	9,409
- Less allowance for impairment charges on loans and advances to banks	(2)	—

Loans and advances to banks (note 20)	7,886	9,409

- Loans and advances to customers
> Mortgages	58,888	60,028
> Consumer	5,637	7,189
> Property and construction	33,955	35,817
> Non-Property Small & Medium Enterprise (SME) and Corporate	37,041	33,300

Gross loans and advances to customers	135,521	136,334
Less allowances for impairment charges on loans and advances to customers	(1,781)	(596)

Loans and advances to customers (note 22)	133,740	135,738

Total loans and advances	141,626	145,147
Financial assets at fair value through profit or loss
- Trading securities (note 17)	125	119
- Designated at initial recognition (note 19)
> Government bonds	1,741	2,142
> Unit trusts	894	868
> Debt securities	549	356
> Loans and advances to customers	23	59
Derivative financial instruments (note 18)	8,397	4,568
Available for sale financial assets (note 21)
- Government bonds	2,460	1,755
- Debt securities	24,336	27,509
- Central Government and other eligible bills	—	10
Other assets
- Interest receivable (note 28)	636	900
- Reinsurance asset (note 28)	437	484

Total on balance sheet	181,224	183,917

Off balance sheet (note 39)
Contingent liabilities	2,568	2,915
Commitments	26,919	36,881

Total off balance sheet	29,487	39,796

Total maximum exposure	210,711	223,713

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

Credit Risk Management

The Group’s approach to the management of credit risk is focused on detailed analysis at origination followed by early intervention and active management of accounts whose creditworthiness has deteriorated. Given the changed credit and economic environment in the past year, and the potential for further deterioration in the financial situation of borrowers, the Group has further enhanced its approach to credit management.

Credit risk management structures have been reconfigured to centralise the management of ‘at risk / challenged’ portfolios at business unit level and to redeploy credit management personnel from loan origination into active management of these portfolios. The Group approach focuses on the reassignment of more experienced lending practitioners to manage key “at risk” lending connections. This is a preventative measure, designed to identify potential problem cases early and minimise losses.

Specific initiatives undertaken to deal with the effects of the continued deterioration in the credit environment and decline in asset quality include:

•	enhancement of collections and recoveries processes, including the expansion of existing specialist work out teams to ensure early intervention and resolution;

•	more frequent and intensive review cycles for ‘at risk’ exposures and management of excess positions;

•	regular reviews of industry / market sectors considered to be more vulnerable;

•	increased centralised control over restructures by Group Credit Committee (GCC); and

•	tighter / modified lending criteria for specific sectors.

The segregation of ‘at risk’ assets and realignment of resources allows remaining portfolio managers to focus on the “acceptable quality” book and to work closely with those customers to help them maintain healthy working capital / cash flow positions. The weakened international financial environment and large bank failures / rescues since September 2008 means that the Group is exposed to increased counterparty risk. The Group has invoked a number of measures to mitigate against this increased risk. These include reduced individual bank exposures, enhanced credit risk management procedures for vulnerable exposures, actively managing down these exposures and the application of tighter credit policy criteria where required.

Credit policy

The core values and principles governing the provision of credit are contained in the Group Credit Policy, which is approved annually by the Court, on the recommendation of the GRPC. Individual business unit credit policies, approved by the GRPC / Head of Group Credit as appropriate, define in greater detail the credit approach appropriate to the units concerned, taking account of the markets in which they operate and the products they provide. In a number of cases, business unit policies are supplemented by sectoral credit policies. Each staff member involved in developing banking relationships and/or in assessing or managing credit is expected to be fully conversant with applicable policies and procedures and has a responsibility to ensure compliance with these policies. Procedures for the approval and monitoring of exceptions to policy are included within the policy documents.

Lending authorisation

The Group’s credit risk management systems operate through a hierarchy of lending authorities, which are related to internal loan ratings. All exposures above certain levels require approval by the GCC. Other exposures are approved according to a system of tiered individual authorities. Individuals are allocated lending limits according to credit competence, proven judgement, experience and the nature and scale of lending in their business unit. Material

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

lending proposals are referred to credit units for independent assessment/approval or formulation of a recommendation and subsequent adjudication by the applicable level of approval authority.

Credit Reporting/Monitoring

It is the Group’s Policy to ensure that adequate up to date credit management information is available to support the credit management of individual account relationships and the overall loan portfolio. Information is produced on a timely basis and at a frequency interval that reflects the purpose of the report. Credit risk at a Group, Divisional and significant Operating Unit/Product Type level is reported on a monthly basis to senior management. This monthly reporting includes information and detailed commentary on loan book growth, quality of the loan book (credit and PD profiles, Risk Weighted Assets), loan impairment losses and provisions (individual large impaired exposures, expected loss). The report and commentaries are consistent across the Group, delivering an assessment of trends in the loan book.

On a quarterly basis, the Portfolio Review Committee (PRC) considers a credit concentration report, which tracks changes in sectoral and single name concentrations as measured under agreed parameters. This report also details the Group’s largest individual credit exposures.

Trends in Economic Capital usage in the Group’s main lending businesses are also reported to the PRC on a quarterly basis. This report acts to highlight changes to risk concentration in the Group’s loan book.

Credit risk is also reported in the Quarterly Risk Report which is presented to and discussed by the GRPC and the Court.

Along with the stated suite of monthly and quarterly reporting, ad hoc reports are submitted to senior management and the Court as required.

Group Credit Review (GCR), an independent function within Group Credit, reviews the quality and management of credit risk assets across the Group and reports to the GRPC on a quarterly basis. The reviews cover lending units in each Division and incorporate an examination of adherence to credit policies and credit procedures across the various portfolios. GCR also addresses the timeliness of the annual review process and the quality of credit assessment in each portfolio.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

specific credit and performance standards. These instruments are assessed on the same basis as loans for credit approval and management.

Letters of offer: where the Group has made an irrevocable offer to extend credit to a customer and the customer may or may not have confirmed acceptance of the offer on the terms outlined and within the specified timeframe, the exposure is assessed on the same basis as loans for credit approval and management. The exposure to credit risk is considerably less than the face value of offer letters, as not all offers are accepted.

Derivatives/Counterparty Credit Risk

Credit risk exposure arising from derivative instruments (i.e. Counterparty Credit Risk exposure) is managed as part of the overall lending limits with customers and financial institutions.

Credit risk exposure on derivative transactions is calculated based on a methodology involving the current value of the contract (Mark to Market) and an estimate of the maximum cost of rewriting the contract in the event of counterparty default. This credit risk exposure is managed as part of the overall lending limits with customers and financial institutions. The credit process also limits gross derivative positions. Collateral or other security may be required from counterparties.

The Group has executed Collateral Support Agreements (CSAs) with its principal interbank derivatives counterparties and a very high proportion of its total interbank derivatives book is covered by CSAs. The purpose of a CSA is to limit the potential cost of replacing derivative contracts at market prices in the event of default by the original counterparty.

The Group executes standard internationally recognised documents such as ISDA agreements and credit support annexes to ensure that all security is effective. Currently all collateral for counterparty risk is in the form of cash with the exception of repurchase agreements, which are subject to a detailed policy agreed by the GRPC.

Country risk

The Group is exposed to country risk. Exposures are managed in line with approved policy and country maximum exposure limits.

Settlement risk

Settlement risk arises in any situation where a payment in cash, securities or equities is made in expectation of a corresponding receipt in cash, securities or equities. Daily settlement limits are established for each counterparty to cover the aggregate of all settlement risks arising from the Group’s market transactions on any single day.

Credit Concentration risk

Credit concentration risk is the risk of loss due to exposures to a single entity or group of entities engaged in similar activities and having similar economic characteristics and/or dependencies that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Undue concentrations could lead to increased volatility in the Group’s expected outcomes. The management of credit concentration risk is governed by the Group’s Credit Concentration Policy as approved by the GRPC.

Loans & advances to customers — Geographic/Sectoral analysis

The Group’s primary markets are Ireland and the UK and exposures originated and managed in these countries represent a material concentration of credit risk. Similarly, the Group exhibits a material concentration in residential mortgages and the construction and property industry sector.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

The Group’s residential mortgage portfolio is widely diversified by individual borrower and amounts to 44% (March 31, 2008: 44%) of loans and advances to customers (pre impairment provisions).

The Group loan book comprises exposure of 25% or €34 billion (March 31, 2008: 26%/ €36 billion) to property and construction lending. The Group’s businesses and other services portfolio is diversifed between Ireland 64% (March 31, 2008: 75%) and UK and other 36% (March 31, 2008: 25%).

With the exception of residential mortgages, property and construction and business and other services, the Group’s exposure to credit risk from its lending activities in any individual sector or industry does not exceed 10%of loans and advances to customers.

The Group limits risk concentration in individual non-bank credit exposures to 10%of Total Tier 1 Capital. This limit is based on aggregate “clean credit commitments”, defined as total credit exposure less any amounts covered by pledged cash, Government Guarantee or acceptable Bank Guarantee. Any exceptions require subsequent Court ratification. At March 31, 2009, the Group had no individual single name exposure (excluding interbank lines) in excess of 5% of Total Tier 1 Capital.

In the following table, the geographic breakdown is based on the location of the business unit where the borrowing is booked.

Geographical / industry analysis	Ireland	UK & Other	Total
	€m	€m	€m

March 31, 2009
Personal
- Residential mortgages	27,647	31,241	58,888
- Other consumer lending	3,406	2,231	5,637
Property and construction	19,358	14,597	33,955
Business and other services	10,782	6,032	16,814
Manufacturing	6,049	1,740	7,789
Distribution	3,343	795	4,138
Transport	935	319	1,254
Financial	1,919	349	2,268
Agriculture	1,954	57	2,011
Energy	2,555	212	2767

Total	77,948	57,573	135,521

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

Geographical / industry analysis	Ireland	UK & Other	Total
	€m	€m	€m

March 31, 2008
Personal
- Residential mortgages	26,696	34,065	60,761
- Other consumer lending	6,589	2,820	9,409
Property and construction	20,313	15,283	35,596
Business and other services	9,032	3,016	12,048
Manufacturing	5,727	1,362	7,089
Distribution	3,726	572	4,298
Transport	1,860	379	2,239
Financial	1,720	439	2,159
Agriculture	1,379	113	1,492
Energy	1,131	112	1,243

Total	78,173	58,161	136,334

Credit Risk Assessment & Measurement

All credit transactions are assessed at origination for credit quality and the borrower is assigned a credit grade based on a predefined credit rating scale. The risk, and consequently credit grade, is reassessed periodically as part of the transaction review process. The use of internal credit rating models and scoring tools, which measure the degree of risk inherent in lending to specific counterparties, is central to the credit risk assessment, and ongoing management processes within the Group. The primary model measures used are:

•	Probability of Default: the probability of a given counterparty defaulting on any of its borrowings from the Group;

•	Exposure at Default: the exposure the Group has to a defaulting borrower at time of default;

•	Loss Given Default: the loss incurred on a specific transaction should the borrower default, expressed as a percentage of Exposure at Default; and

•	Maturity: the contractual or estimated time period until an exposure is fully repaid or cancelled.

These measures are fully embedded in, and form an essential component of, the Group’s daily and strategic credit risk management and credit pricing.

For the Group’s retail consumer and smaller business portfolios, which are characterised by a large volume of customers with smaller individual exposures, the credit risk assessment is grounded on application and behavioural scoring tools. For larger commercial and corporate customers, the risk assessment is underpinned by statistical risk rating models which incorporate quantitative information from the customer (e.g. financial accounts) together with a qualitative assessment of non-financial risk factors such as management quality and market/trading outlook.

Other financial assets are assigned an internal rating supported by external ratings of the major rating agencies.

The credit risk rating systems employed within the Group use statistical analysis combined, where appropriate, with external data and the judgement of professional lenders.

An independent unit annually validates internal credit risk models from a performance and compliance perspective. This unit reports to the Risk Measurement Committee (RMC).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

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

Credit Risk Mitigation

An assessment of the borrower’s ability to service and repay the proposed level of debt is undertaken for credit requests and is a key element in the Group’s approach to mitigating risk. In addition, the Group mitigates credit risk through the adoption of both proactive preventative measures (e.g. controls and limits) and the development and implementation of strategies to assess and reduce the impact of particular risks, should these materialise (e.g. hedging, securitisation and collateralisation).

Controls and limits

The Group imposes risk control limits and guidepoints to mitigate significant concentration risk. These limits and guidepoints are informed by the Group’s loss tolerance guidepoints and are set in the context of the Group’s risk strategy and risk appetite.

The GRPC approves country maximum exposure limits annually based on internal country risk rating models supported by external ratings.

Maximum exposure limits for lending to banks are also approved annually by the GRPC for each rating category based on credit risk modelling techniques combined with expert judgement.

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

The Group currently makes very limited use of hedging strategies or credit derivatives for risk mitigation purposes. A number of securitisation transactions for residential mortgages and commercial property loans and a collateralised debt obligation (CDO) vehicle, primarily for leveraged loans, have been undertaken in the last 12 months. The primary purpose of these initiatives was for contingent liquidity management.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

A variety of types of collateral are accepted, including property, securities, cash, guarantees and insurance, grouped broadly as follows:

•	Financial collateral (lien over deposits, shares, etc.)

•	Residential and commercial real estate

•	Physical collateral (plant & machinery, stock, etc.)

•	Other collateral (debtors, guarantees, insurance, etc.)

The Group’s requirements around completion, valuation and management requirements for collateral are set out in appropriate Group or business unit policies and procedures. As operationally impracticable, the Group has availed of the option under IRFS 7 not to disclose the fair value of collateral held against past due or impaired financial assets.

Master netting arrangements

The Group reduces its exposure to credit losses by entering into master netting arrangements with counterparties with which it undertakes a significant volume of transactions. Master netting arrangements do not generally result in an offset of balance sheet assets and liabilities, as transactions are usually settled on a gross basis. However, the credit risk associated with favourable contracts is reduced by a master netting arrangement to the extent that, if a default occurs, all amounts with the counterparty are terminated and settled on a “net” basis.

Asset Quality — Loans and Advances to Customers & Other Financial Instruments

The Group classifies loans as ‘financial assets neither past due nor impaired’, ‘financial assets past due but not impaired’ and ‘impaired financial assets’ in line with the requirements of IFRS 7.

The Group uses internal ratings, based on an assessment of the credit quality of the customer, as part of its credit risk management system. A thirteen point credit grade rating scale is used for more complex, individually managed exposures, including wholesale, corporate and business lending. A seven point credit grade rating scale is used for standard products (including mortgages, personal and small business loans). Both credit scales have a defined relationship with the Group’s PD scale.

Other financial assets are assigned an internal rating supported by external ratings of the major rating agencies.

Loans and advances to customers within “financial assets neither past due nor impaired’ are assigned an internal credit grade by the Group based on an assessment of the credit quality of the borrower and these ratings are summarised below:

•	Mortgage, consumer property and construction and non-property SME and Corporate loans are assigned an internal credit grade based on an assessment of the credit quality of the borrower. A thirteen point grade scale is used for more complex, individually managed exposures, including wholesale, corporate and business lending. A seven point grade scale is used for standardised products (including mortgages, consumer and small business loans). Other loans and financial instruments are assigned an internal rating supported by external ratings of the major rating agencies.

•	High quality ratings apply to highly rated financial obligors, strong corporate counterparties and personal borrowers (including residential mortgages) with whom the Group has an excellent repayment experience. High quality are derived from grades 1 to 4 on the thirteen point grade scale, grades 1 and 2 on the seven point grade scale and ratings equivalent to AAA, AA+, AA, AA-, A+, A, A-, BBB+ and BBB for the external major rating agencies.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

•	Satisfactory quality ratings apply to financial assets that are performing as expected, including loans and advances to small and medium sized enterprises, leveraged entities and more recently established businesses. Satisfactory quality also includes some element of the Group’s retail portfolios. Satisfactory ratings are derived from grades 5 to 7 on the thirteen point grade scale, grade 3 on the seven point grade scale and external ratings equivalent to BBB-, BB+, BB and BB-.

•	Acceptable quality ratings apply to customers with increased risk profiles that are subject to closer monitoring and scrutiny by lenders with the objective of managing risk and moving accounts to an improved rating category. Acceptable quality ratings are derived from grades 8 and 9 on the thirteen point grade scale, grade 4 outstandings (that are neither past due nor impaired within the seven point scale), and external ratings equivalent to B+.

•	The lower quality but not past due nor impaired rating applies to risks that are neither in arrears nor expected to result in loss but where the Group requires a work down or work out of the relationship unless an early reduction in risk is achieveable. Lower quality ratings are derived from outstandings that are neither past due nor impaired within ratings grades 10 and 11 on the thirteen point grade scale and grade 5 on the seven point grade scale and external ratings equivalent to B or below.

‘Past due but not impaired loans’ are defined as follows:

•	Past due but not impaired loans are loans where repayment of interest and/or principal are overdue by at least one day but for which the Group does not expect to incur a loss;

‘Impaired loans’ are defined as follows:

•	Loans with a specific impairment provision attaching to them together with loans (excluding residential mortgages) which are more than 90 days in arrears.

•	All assets in grades 12 and 13 on the thirteen point grade scale and grades 6 and 7 on the seven point grade scale are impaired.

	Loans & Advances to Customers				Other Financial Instruments
	March 31,		March 31,		March 31,		March 31,
Asset quality — loans and advances to Customers	2009		2008		2009		2008
	€m	%	€m	%	€m	%	€m	%

High quality	72,465	53.5%	77,952	57.2%	41,747	89.1%	45,748	96.8%
Satisfactory quality	37,087	27.3%	47,091	34.5%	4,895	10.4%	1,450	3.1%
Acceptable quality	12,556	9.3%	6,527	4.8%	99	0.2%	65	0.1%
Lower quality but not due or impaired	2,330	1.7%	683	0.5%	30	0.1%	13	—

Neither past due nor impaired	124,438	91.8%	132,253	97.0%	46,771	99.8%	47,276	100.0%
Past due but not impaired	5,761	4.3%	3,019	2.2%	—	—	—	—
Impaired	5,322	3.9%	1,062	0.8%	79	0.2%	8	—

Total loans and advances to customers	135,521	100.0%	136,334	100.0%	46,850	100.0%	47,284	100.0%

91.8% of loans and advances to customers at March 31, 2009 were classified as ‘neither past due nor impaired’ compared to 97.0% at March 31, 2008 — the movement is due primarily to the deterioration in the international and local economic environment, together with a lack of liquidity and a repricing of property assets.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

The Group’s ‘challenged’ risk loans were €15.7 billion at 31 March 2009 compared to €4.1 billion at 31 March 2008. These ‘challenged’ loans include ‘impaired loans’, together with elements of ‘past due but not impaired loans’, ‘lower quality but not past due nor impaired’, and loans at the lower end of ‘acceptable quality’ which are subject to increased credit scrutiny. The year on year change of €11.6 billion is due to an increase of €4.3 billion in ‘impaired loans’ with the balance attributable to the impact of general economic conditions on arrears and downward grade migration across the portfolio.

The tables and analysis below summarise the Group’s financial assets over the following categories: ‘neither past due nor impaired’, ‘past due but not impaired’ and ‘impaired’ Other financial instruments also includes the Group’s reinsurance asset. Exposures are based on the gross amount, before provisions for impairment. The following tables exclude interest receivable of €636 million (at March 31, 2008: €900 million).

				Non-Property	Total loans	Other
March 31, 2009			Property and	SME and	& advances to	financial
Summary	Mortgages	Consumer	construction	Corporate	customers	instruments	Total
	€m	€m	€m	€m	€m	€m	€m

Financial assets neither past due nor impaired	55,877	4,955	28,525	35,081	124,438	46,771	171,209
Financial assets past due but not impaired	2,782	314	1,892	773	5,761	—	5,761
Impaired financial assets	229	368	3,538	1,187	5,322	79	5,401

Total	58,888	5,637	33,955	37,041	135,521	46,850	182,371

				Non-Property	Total loans	Other
March 31, 2008			Property and	SME	& advances to	financial
Summary	Mortgages	Consumer	Construction	and Corporate	customers	instruments	Total
	€m	€m	€m	€m	€m	€m	€m

Financial assets neither past due nor impaired	58,320	6,696	34,942	32,295	132,253	47,276	179,529
Financial assets past due but not impaired	1,693	262	594	470	3,019	—	3,019
Impaired financial assets	15	231	310	506	1,062	8	1,070

Total	60,028	7,189	35,846	33,271	136,334	47,284	183,618

Financial Assets neither past due nor impaired

The tables below provide an analysis of financial assets neither past due nor impaired by asset class based on an assessment of the credit quality of the borrower.

				Non-Property	Total loans	Other
March 31, 2009			Property and	SME and	& advances to	financial
Risk profile of financial assets neither past due nor impaired	Mortgages	Consumer	Construction	Corporate	customers	instruments	Total
	€m	€m	€m	€m	€m	€m	€m

High quality	55,877	3,663	2,370	10,555	72,465	41,747	114,212
Satisfactory quality	—	1,057	17,613	18,417	37,087	4,895	41,982
Acceptable quality	—	211	7,157	5,188	12,556	99	12,655
Lower quality but not past due nor impaired	—	24	1,385	921	2,330	30	2,360

Total	55,877	4,955	28,525	35,081	124,438	46,771	171,209

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

				Non-Property	Total loans	Other
March 31, 2008			Property and	SME and	& advances to	financial
Risk profile of financial assets neither past due nor impaired	Mortgages	Consumer	Construction	Corporate	customers	instruments	Total
	€m	€m	€m	€m	€m	€m	€m

High quality	57,754	5,123	2,541	12,534	77,952	45,748	123,700
Satisfactory quality	545	1,394	28,096	17,056	47,091	1,450	48,541
Acceptable quality	21	170	3,966	2,370	6,527	65	6,592
Lower quality but not past due nor impaired	—	9	339	335	683	13	696

Total	58,320	6,696	34,942	32,295	132,253	47,276	179,529

Financial Assets past due but not impaired

The tables below provide an aged analysis of financial assets past due but not impaired by asset class. Where possible, the tables will generally exclude amounts arising from operational/timing issues that are outside the control of customers.

				Non-Property	Total loans	Other
March 31, 2009			Property and	SME and	& advances to	financial
Financial assets past due but not impaired	Mortgages	Consumer	Construction	Corporate	customers	instruments	Total
	€m	€m	€m	€m	€m	€m	€m

Past due up to 30 days	1,021	160	743	389	2,313	—	2,313
Past due 31 — 60 days	510	110	452	179	1,251	—	1,251
Past due 61 — 90 days	306	34	630	149	1,119	—	1,119
Past due more than 90 days	945	10	67	56	1,078	—	1,078

Total	2,782	314	1,892	773	5,761	—	5,761

				Non-Property	Total loans	Other
March 31, 2008			Property and	SME and	& advances to	financial
Financial assets past due but not impaired	Mortgages	Consumer	Construction	Corporate	customers	instruments	Total
	€m	€m	€m	€m	€m	€m	€m

Past due up to 30 days	849	200	412	332	1,793	—	1,793
Past due 31 — 60 days	318	44	97	68	527	—	527
Past due 61 — 90 days	134	16	42	58	250	—	250
Past due more than 90 days	392	2	43	12	449	—	449

Total	1,693	262	594	470	3,019	—	3,019

Loan Loss Provisioning Methodology

Through its ongoing credit review processes, the Group seeks to identify deteriorating loans early with a view to taking corrective action to prevent the loan becoming impaired. Typically, loans that are at risk of impairment are managed by dedicated specialist units / debt collection teams focused on “working out” loans.

The identification of loans for assessment as impaired is driven by the Group’s credit risk rating systems. It is the Group’s policy to provide for impairment promptly and consistently across the loan book. For those loans that become impaired, the focus is to minimise the loss that the Group will incur from the impairment. This may involve entering into restructuring arrangements or action to enforce security or legal pursuit of individuals who are personally liable for the loan.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

All credit exposures, either individually or collectively, are regularly reviewed for objective evidence of impairment; where such evidence of impairment exists, the exposure is measured for an impairment provision. The criteria used to determine that there is objective evidence of impairment include:

•	Delinquency in contractual payments of principal or interest;

•	Cash flow difficulties;

•	Breach of loan covenants or conditions;

•	Deterioration of the borrower’s competitive position;

•	Deterioration in the value of collateral;

•	External rating downgrade below an acceptable level; and

•	Initiation of bankruptcy proceedings

Where objective evidence of impairment exists, as a result of one or more past events, the Group is required to estimate the recoverable amount of the exposure or group of exposures. For financial reporting purposes, loans on the Balance Sheet that become Impaired are written down to their estimated recoverable amount. The amount of this write down is taken as an impairment charge to the income statement.

The Group’s impairment provisioning methodologies are compliant with International Financial Reporting Standards (IFRS). International Accounting Standard (IAS) 39 requires that there is objective evidence of impairment and that the loss has been incurred. The Standard does not permit the recognition of expected losses, no matter how likely these expected losses may appear. All exposures are assessed for impairment either individually or collectively.

Methodology for Individually Assessing Impairment

An individual impairment assessment is performed for any exposure for which there is objective evidence of impairment, and where the exposure is above an agreed minimum threshold. The carrying amount of the exposure net of the estimated recoverable amount (and thus the specific provision required) is calculated using a discounted cashflow analysis. This calculates the estimated recoverable amount as the present value of the estimated future cash flows, discounted at the exposure’s original effective interest rate (or the current effective interest rate for variable rate exposures). The estimated future cashflows include forecasted principal and interest payments (not necessarily contractual amounts due) including cashflows, if any, from the realisation of collateral / security held, less realisation costs.

Methodology for Collectively Assessing Impairment

Where exposures fall below the threshold for individual assessment of impairment, such exposures with similar credit risk characteristics (e.g. portfolio of consumer personal loans) are pooled and are collectively assessed for impairment. A provision is then calculated by estimating the future cashflows of a group of exposures that are collectively evaluated for impairment. This estimation considers the expected contractual cashflows of the exposures in a portfolio and the historical loss experience for exposures with credit risk characteristics similar to those in the portfolio being assessed. Assumptions and parameters used to create the portfolio provision, which are based on historical experience (i.e. amount and timing of cashflows / loss given default), are regularly compared against current experience in the loan book and current market conditions.

Where there is objective evidence of impairment on a collective basis, this is treated as a provision related to impaired loans in line with individually assessed loans

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

Methodology for establishing Incurred but not Reported (IBNR) provisions

Impairment provisions are also recognised for losses not specifically identified but which, experience and observable data indicate, are present in the portfolio at the date of assessment. These are described as Incurred but not Reported provisions. Statistical models are used to determine the appropriate level of IBNR provisions. These statistical models estimate latent losses taking into account migration rates within the given emergence period and historical loss and recovery rates. Other factors taken into consideration in estimating IBNR provisions include local and international economic climates, changes in credit management processes and policies, changes in portfolio risk profile and the effect of any external factors such as legal or competition requirements.

The statistical models and inputs used for the collective assessment of impairment are regularly reviewed and revised where necessary. In response to the current environment, the Group’s models now look to more recent and relevant assessment periods, recovery rates and emergence periods in the context of its enhanced credit risk management model.

Whilst provisioning is an ongoing process, all business units formally review and confirm the appropriateness of their provisioning methodologies and the adequacy of their impairment provisions on a half yearly basis. Their conclusions are reviewed by Group Credit and the GRPC.

The Group’s provisioning methodology is approved by the GRPC on a half yearly basis.

The quantum of the Group’s loan impairment charge, impaired loans balances and provisions is also reviewed by the GRPC semi annually, in advance of providing a recommendation to the Group Audit Committee.

Impairment charge and provisions at 31 March 2009

Impaired loans increased from €1,062 million at March 31, 2008 to €5,322 million at March 31, 2009, or from 78bps to 393bps of total loans. The increase in impaired loans reflects the rapid slowdown in the property and construction sectors both in Ireland and the UK together with a deterioration in general economic conditions and weaker consumer sentiment.

Impaired loans	March 31, 2009		March 31, 2008
	€m	bps	€m	bps

Residential mortgages	229	39	15	2
Non-property SME and Corporate	1,187	320	506	151
Property and Construction	3,538	1,042	310	87
Consumer — unsecured	368	652	231	321

Total impaired loans	5,322	393	1,062	78

Total balance sheet provisions against loans and advances to customers were €1,781 million at March 31, 2009 compared to €596 million at March 31, 2008. Impairment provisions as a percentage of total loans were 131bps, the ratio being 24bps for the Group mortgage book and 214bps for non-mortgage lending.

Impairment provisions as a percentage of impaired loans (the coverage ratio) is 33% at March 31, 2009, which compares to 56% at March 31, 2008. This year on year reduction reflects a higher proportion of impaired collateralised loans at March 31, 2009 compared to March 31, 2008. These loans, due to their collateralised nature, require lower provisioning and impact the coverage ratio accordingly.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

Balance sheet impairment provisions	March 31, 2009	March 31, 2008

Impairment provisions (€ millions)	1,781	596
Impaired loans as a % of total loans and advances to customers	393bps	78bps
Impairment provisions as a % of total loans and advances to customers	131bps	44bps
• Impairment provisions (mortgages) as a % of mortgage loans	24bps	3bps
• Impairment provisions (non-mortgages) as a % of non-mortgage loans	214bps	76bps
Impairment provisions as a % of impaired loans	33%	56%

The Group loan impairment charge for the year ended March 31, 2009 amounted to €1,435 million or 102bps when expressed as a percentage of average loans and advances to customers. The charge was 85bps higher than the charge for the year ended March 31, 2008. This higher charge reflects the impact of the rapid deterioration in general economic conditions, consequent downward loan grade migration and falling property values in both Ireland and the UK.

	Year Ended		Year Ended
Group impairment charge	March 31, 2009		March 31, 2008
	€m	bps	€m	bps

Specific impairment (net of provision write backs)	1,058	76	210	16
Incurred but not reported (IBNR)	385	27	30	2
Recoveries	(8)	(1)	(13)	(1)

Total impairment loss charge	1,435	102	227	17

The split of the Group impairment charge by portfolio is as follows:

	Year Ended		Year Ended
Group loan impairment charge	March 31, 2009		March 31, 2008
	€m	bps	€m	bps

Residential mortgages	127	20	5	1
Non-property Small & Medium Enterprise and Corporate	344	94	83	25
Property and Construction	766	211	60	17
Consumer	198	308	79	110

Total loan impairment charge	1,435	102	227	17

	Year Ended		Year Ended
Divisional impairment charge	March 31, 2009		March 31, 2008
	€m	bps	€m	bps

Retail Republic of Ireland	708	129	146	28
Capital Markets	305	108	48	19
UK Financial Services	422	73	33	6

Group	1,435	102	227	17

In Retail Republic of Ireland, the impairment charge for the year ended March 31, 2009 was 129bps compared to 28bps for the year ended March 31, 2008. Of the year on year increase of €562 million in the impairment charge, 10% relates to residential mortgages, 12% relates to consumer lending with the balance of 78% relating primarily to the property and construction component of the business lending portfolio.

In Capital Markets, asset quality deteriorated with an impairment charge for the year ended March 31, 2009 of 108bps, up from 19bps for the year ended March 31, 2008. The key driver of the higher year on year charge is the deterioration in the property lending book which was not a feature of the prior year.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

The impairment charge in UK Financial Services for the year ended March 31, 2009 has increased to 78bps from 6bps for the year ended March 31, 2008. The impairment charge relating to the mortgage portfolio for the year ended March 31, 2009 was 20bps compared to 1bp for the year ended March 31, 2008. The balance of the increased impairment charge arises primarily in the property development lending portfolio.

					Total loans &	Other
March 31, 2009			Property and	Non-Property	advances to	financial
Impaired financial assets	Mortgages	Consumer	Construction	SME and Corporate	customers	instruments	Total
	€m	€m	€m	€m	€m	€m	€m

Impaired financial assets	229	368	3,538	1,187	5,322	79	5,401

Allowance at the beginning of year	21	187	108	280	596	5	601
Exchange adjustments	3	5	2	(6)	4	—	4
Amounts written off	(9)	(85)	(16)	(134)	(244)	—	(244)
Recoveries	4	2	1	1	8	—	8
Charge against income statement	127	198	766	344	1,435	78	1,513
Unwind of discount	(2)	(6)	(5)	(5)	(18)	—	(18)

Allowance at end of year	144	301	856	480	1,781	83	1,864

The charge above includes write downs against available for sale financial assets which are charged directly against the relevant asset rather than being separately held as a provision. €76 million of impairment losses on available for sale financial assets have been recognised in the year ended March 31, 2009. The charge also includes €2 million for other financial instruments relating to loans and advances to banks.

				Non-Property	Total loans &	Other
March 31, 2008			Property and	SME	advances to	financial
Impaired financial assets	Mortgages	Consumer	Construction	and Corporate	customers	instruments	Total
	€m	€m	€m	€m	€m	€m	€m

Impaired financial assets	15	231	310	506	1,062	8	1,070

Allowance at the beginning of year	19	121	50	238	428	—	428
Exchange adjustments	(2)	(4)	(2)	(21)	(29)	—	(29)
Amounts written off	(3)	(15)	—	(25)	(43)	—	(43)
Recoveries	2	6	—	5	13	—	13
Charge against income statement	5	79	60	83	227	5	232

Allowance at end of year	21	187	108	280	596	5	601

The Group holds a portfolio of bonds for trading purposes typically taking positions in financial and corporate risk with ratings between investment grade AAA and BBB (average rating A). The value of these securities at March 31, 2009 was €125 million (March 31, 2008: €119 million) and is classified in other financial instruments. In the year ended March 31, 2009 this portfolio recorded a profit of €1 million and this is included in the income statement.

Allowances include specific and “incurred but not reported’ (IBNR) allowances. IBNR allowances can be recognised on all categories of loans for losses not specifically identified but which, experience and observable data indicate, are present in the portfolio at the date of assessment.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

The allowance of €1,864 million at March 31, 2009, is held against loans and advances to customers — €1,781 million (March 31, 2008: €596 million), available for sale financial assets - €81 million (March 31, 2008: €5 million) and loans and advances to banks €2 million (March 31, 2008: nil).

Financial assets renegotiated that would otherwise be past due or impaired

Renegotiated loans are those facilities at March 31, 2009 which if not renegotiated would have been Impaired loans or Past due but not impaired loans. The carrying value of these loans at March 31, 2009 is €5,950 million (March 31, 2008: nil) and represents borrowers whose loan terms and conditions have been amended in recognition of a change in the borrowers’ circumstances. Amendments would include, for example, situations where anticipated repayment through refinance or asset disposal on the original loan terms is not achievable at this time having regard to illiquid markets. Loans under this disclosure requirement are primarily included in the ‘Acceptable quality’ and ‘Lower quality but not past due nor impaired’ classifications and are not deemed to represent a risk of loss at the reporting date.

Repossessed collateral

During the year ended March 31, 2009, the Group took possession of collateral held as security, as follows:

	2009	2008
	€m	€m

Residential properties
- Ireland	1	—
- UK and other	73	34

	74	34

Repossessed properties are sold as soon as practicable, with the proceeds applied against outstanding indebtedness.

Liquidity Risk

As mentioned before, wholesale funding markets worldwide have experienced a severe contraction in liquidity which has impacted on the price and availability of funding in the Group. This situation, which has affected financial institutions worldwide, has impacted on the Group’s ability to access the term funding markets and to expand its international institutional deposit base. This situation has resulted in significant government and central bank interventions across major markets. The introduction of the Irish Government Guarantee and the expansion of the facilities available from the ECB, Bank of England and the Federal Reserve in the US have assisted the Group’s liquidity position.

Since January 2009 the negative news in relation to Ireland has resulted in increased pressure on the Group’s ability to fund in international markets. This has resulted in a shortening of the Group’s wholesale funding maturity profile and an increase in the use of secured funding.

The Group has responded to current conditions with a variety of measures:

•	The Group, in common with other banks, continues to target a reduction in its level of borrowing from wholesale markets by focusing on specific customer deposit initiatives in each division;

•	The Group has developed significant pools of eligible collateral from its balance sheet which are capable of being pledged in the secondary market and through the normal market operations of the Monetary Authorites to provide access to secured funding. At March 31, 2009, the net drawing, primarily from Monetary Authorities, were €17 billion.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

•	The Group successfully issued term funding during the year of €8.4 billion;

•	During the year, the Group Liquidity Committee (GLC) assumed responsibility for the management of the Group’s liquidity position, and reported to both ALCO and the GRPC;

•	Balance sheet growth is controlled and managed in line with current funding capacity;

•	Additional stress testing was conducted and this informed the GLC and management actions.

Despite the challenging external environment, the Group remained comfortably in compliance with the regulatory liquidity regime in Ireland and in other jurisdictions and maintains a significant buffer above this level.

Balance Sheet Structure	March 31, 2009		March 31, 2008
	€bn	%	€bn	%

Deposits from banks	29	16%	14	8%
Senior Debt/Asset Covered Securities	25	13%	26	15%
Commercial Paper/Certificate of Deposits	14	8%	27	4%
Securitisations	6	3%	8	14%

Wholesale funding	74	40%	75	41%
Customer deposits	83	45%	86	47%
Subordinated debt	8	4%	8	4%
Other liabilities	12	7%	9	4%
Stockholders equity	7	4%	7	4%

Total liabilities	184	100%	185	100%

Customer accounts
Retail Republic of Ireland	33	40%	33	38%
UKFS (Stg£)	19	—	17	—
UKFS (euro equivalent)	21	25%	21	25%
Capital Markets	29	35%	32	37%

Total	83	100%	86	100%

Wholesale funding
Short term funding	54	73%	51	68%
Funding maturity < 1 year	20	27%	24	32%

Total	74	100%	75	100%

Contingent Liquidity
Contingent collateral asset pool (€17bn was drawn at March 31, 2009)	49 bn		43 bn
Key Funding Ratio
Loans and advances to customers / customer accounts		161%		157%
Wholesale funding / total assets (excluding BoI Life policyholder assets)		40%		41%
Wholesale funding with maturity > 1 year and customer accounts / loans and advances to customers		77%		82%
Wholesale funding with maturity > 1 year, subordinated debt and customers accounts / loans and advances to customers		83%		87%

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

Definition of Liquidity Risk

Liquidity risk is the risk that the Group will experience difficulty in financing its assets and / or meeting its contractual payment obligations as they fall due, or will only be able to do so at substantially above the prevailing market cost of funds. Factors that may increase the Group’s cost of funds would be rating downgrades or other factors which change the market’s willingness to supply funding to the Group, such as market dislocation or major disasters.

How Liquidity Risk Arises

Liquidity risk arises from differences in timing between cash inflows and outflows. Cash inflows are driven, among other things, by the maturity structure of loans and investments held by the Group, while cash outflows are driven by the term of its debt and the outflows from deposit accounts held “on demand” for customers.

Liquidity risk can increase due to the unexpected lengthening of maturities or non-repayment of assets, a sudden withdrawal of deposits or the inability to refinance maturing debt. The latter are often associated with times of distress or adverse events, such as a credit downgrade of the institution or economic or financial turmoil.

Liquidity Risk Management

The Group’s exposure to liquidity risk is governed by policy approved by the Court and the GRPC. The operation of this policy is delegated to the Group’s Asset and Liability Committee (ALCO). Group Asset and Liability Management (ALM), on behalf of ALCO, is responsible for monitoring the liquidity risk of the Group and for the development and monitoring of liquidity policy. Bank of Ireland Global Markets is responsible for the day to day management of the Group’s liquidity position.

In addition to the Group’s internal liquidity risk management processes, the Group complies with the requirements of the Irish Financial Regulator in respect of liquidity management and with the requirements of local regulators in those jurisdictions in which the liquidity requirements apply to the Group.

Liquidity management within the Group consists of two main activities:

•	Tactical liquidity management focuses on monitoring current and expected future daily cashflows to ensure that the Group’s liquidity needs can be met. This takes into account the Group’s access to unsecured funding (customer deposits and wholesale funding) and the liquidity characteristics of a portfolio of highly marketable assets and contingent assets that can be liquidated to cover any unforeseen cash outflows.

•	Structural liquidity management focuses on assessing the optimal balance sheet structure taking account of the maturity profile of assets and liabilities and the Group’s debt issuance strategy.

Bank of Ireland operates under the regulatory Liquidity Regime introduced by the Irish Financial Regulator in July 2007. This regime requires that banks have sufficient payment resources (cash inflows and marketable assets) to cover 100% of expected cash outflows in the 0 to 8 day time horizon and 90% of expected cash outflows in the 8 day to 30 day time horizon. The Group continues to maintain a significant liquidity buffer in excess of these requirements. The Group also has in place a liquidity contingency plan which can be activated during periods of market dislocation or firm specific liquidity distress.

Liquidity Risk Measurement

The Group’s cash flow and liquidity reporting processes provide daily liquidity risk information by designated cash flow categories to management. These processes capture the cash flows from both balance sheet and off balance sheet transactions.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

The tables below summarises the maturity profile of the Group’s financial instrument liabilities, excluding those arising from insurance and participating investment contracts at 31 March 2009 and 31 March 2008 based on the remaining period at the balance sheet date to the contractual maturity date. Unit linked investment liabilities and unit linked insurance liabilities with a carrying value of €4,084 million and €5,634 million respectively (31 March 2008: €5,662 million and €7,140 million respectively) are excluded from this analysis as their repayment is linked directly to the financial assets backing these contracts. The Group does not manage liquidity risk on the basis of contractual maturity. Instead the Group manages liquidity risk on expected cashflows.

As at March 31, 2009

		Up to 3	3-12	1-5	Over 5
Maturities of financial assets and liabilities	Demand	months	months	years	years	Equity Shares	Total
	€m	€m	€m	€m	€m	€m	€m

ASSETS
Cash and balances at central banks	3,224	—	—	—	—	—	3,224
Trading securities	—	12	27	70	16	—	125
Derivative financial instruments	922	688	857	2,860	3,070	—	8,397
Other financial assets at fair value through profit or loss	696	169	204	606	1,532	4,397	7,604
Loans and advances to banks	4,100	2,990	770	23	3	—	7,886
Available for sale financial assets	—	1,930	3,555	18,480	2,831	62	26,858
Loans and advances to customers (pre provisions)	3,799	8,070	14,126	40,876	68,650	—	135,521

Total	12,741	13,859	19,539	62,915	76,102	4,459	189,615

LIABILITIES
Deposits from banks	755	25,478	1,560	716	305	—	28,814
Customer accounts	32,823	36,004	11,039	2,904	349	—	83,119
Derivative financial instruments	941	361	541	3,092	2,619	—	7,554
Debt securities in issue	15	15,909	8,214	13,968	7,027	—	45,133
Subordinated liabilities	—	—	747	—	7,195	—	7,942

Total	34,534	77,752	22,101	20,680	17,495	—	172,562

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

As at March 31, 2008

		Up to 3	3-12	1-5	Over 5
Maturities of financial assets and liabilities	Demand	months	months	years	years	Equity Shares	Total
	€m	€m	€m	€m	€m	€m	€m

ASSETS
Cash and balances at central banks	484	—	—	—	—	—	484
Central Government and other eligible bills	10	—	—	—	—	—	10
Trading securities	—	—	16	94	9	—	119
Derivative financial instruments	1,093	819	555	1,078	1,023	—	4,568
Other financial assets at fair value through profit or loss	—	402	289	719	1,147	8,352	10,909
Loans and advances to banks	4,861	4,432	37	34	45	—	9,409
Available for sale financial assets	—	5,061	3,808	16,025	4,370	43	29,307
Loans and advances to customers (pre provisions)	3,963	7,880	11,553	40,981	71,957	—	136,334

Total	10,411	18,594	16,258	58,931	78,551	8,395	191,140

LIABILITIES
Deposits from banks	1,738	10,594	796	915	87	—	14,130
Customer accounts	51,055	28,599	3,382	2,686	512	—	86,234
Derivative financial instruments	1,058	830	310	1,034	1,090	—	4,322
Debt securities in issue	232	22,213	13,096	12,068	13,233	—	60,842
Subordinated debt	—	—	—	767	7,041	—	7,808

Total	54,083	62,236	17,584	17,470	21,963	—	173,336

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

The table below summarises the maturity profile of the Group’s financial liabilities, (excluding those arising from insurance and investment contracts in BoI Life) at March 31, 2009 and March 31, 2008 based on contractual undiscounted repayment obligations. Unit linked investment liabilities and unit linked insurance liabilities with a carrying value of €4,084 million and €5,634 million respectively ( March 31, 2008: €5,662 million and €7,140 million respectively) are excluded from this analysis as their repayment is linked directly to the financial assets backing these contracts. The Group does not manage liquidity risk on the basis of contractual maturity. Instead the Group manages liquidity risk by adjusting the contractual cashflows on the deposit book to reflect its inherent stability and on its mortgage books to reflect the early repayment of such loans. The contractual balances will not agree directly to the balances in the consolidated balance sheet as the table incorporates all cash flows, on an undiscounted basis, related to both principal and interest payments.

As at March 31, 2009

		Up to 3	3-12	1-5	Over 5
	Demand	months	months	years	years	Total
	€m	€m	€m	€m	€m	€m

Deposits from banks	788	25,530	1,590	760	429	29,097
Customer accounts	32,849	36,214	11,527	3,415	1,351	85,356
Debt securities in issue	—	16,170	8,709	15,387	13,589	53,855
Subordinated liabilities	—	44	1,103	1,305	8,460	10,912
Contingent liabilities	2,568	—	—	—	—	2,568
Commitments	18,138	—	—	8,781	—	26,919

Total	54,343	77,958	22,929	29,648	23,829	208,707

		Up to 3	3-12		Over 5
Derivative financial instruments	Demand	months	months	1-5 Years	years	Total
	€m	€m	€m	€m	€m	€m

Gross settled derivative liabilities — outflows	—	15,886	5,885	7,084	950	29,805
Gross settled derivative liabilities — inflows	—	(15,631)	(5,481)	(6,146)	(910)	(28,168)

Gross settled derivative liabilities — net flows	—	255	404	938	40	1,637
Net settled derivative liabilities	26	508	1,766	3,242	1,154	6,696

Total	26	763	2,170	4,180	1,194	8,333

As at March 31, 2008

		Up to 3	3-12	1-5	Over 5
	Demand	months	months	years	years	Total
	€m	€m	€m	€m	€m	€m

Deposits from banks	1,740	10,673	836	951	142	14,342
Customer accounts	51,112	28,868	3,579	3,044	708	87,311
Debt securities in issue	234	22,856	14,140	15,420	21,172	73,822
Subordinated liabilities	2	87	281	1,572	7,416	9,358
Contingent liabilities	2,915	—	—	—	—	2,915
Commitments	26,649	—	—	10,232	—	36,881

Total	82,652	62,484	18,836	31,219	29,438	224,629

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

		Up to 3	3-12	1-5	Over 5
Derivative financial instruments	Demand	months	months	years	years	Total
	€m	€m	€m	€m	€m	€m

Gross settled derivative liabilities — outflows	—	39,124	7,140	13,677	8,351	68,292
Gross settled derivative liabilities — inflows	—	(37,660)	(6,389)	(12,098)	(6,593)	(62,740)

Gross settled derivative liabilities — net flows	—	1,464	751	1,579	1,758	5,552
Net settled derivative liabilities	—	360	312	1,091	402	2,165

Total	—	1,824	1,063	2,670	2,160	7,717

In respect of specific products such as customer deposits (customer accounts), mortgage repayments (loans and advances to customers) and off balance sheet commitments, the Group applies behavioural adjustments to reflect the Group’s experience of these cash flows based on historical trends.

Stress testing and scenario analysis

The Group performs stress testing and scenario analysis to evaluate the impact of stresses on its liquidity position. These stress tests incorporate Group specific and systemic risks. The stress tests are run at three levels of severity. Tactical actions and strategies available to mitigate the stress scenarios are evaluated as to their appropriateness. Stress test results are reported to ALCO, the GRPC and the Court.

Market Risk

Definition

Market risk is the risk of loss in Group income or net worth arising from adverse change in interest rates, exchange rates or other market prices.

How Market Risk Arises

Market risk arising from customer and wholesale banking business

Market risk arises in customer facing banking units mainly on the asset side of the balance sheet through fixed rate lending. These books are hedged with maturity matched funding from Bank of Ireland Global Markets (BoIGM). This exposure is, in turn, substantially eliminated by BoIGM through external hedges.

Market risk also arises where variable rate assets and liabilities reprice at different frequencies (monthly, quarterly, semi annually) and where lending reprices with changes in central bank rates but is funded at short dated market rates. The latter is termed basis risk and, while it has always been a feature of retail and commercial banking, it has become more material since the onset of the current crisis in August 2007 as the volatility of spreads between central bank rates and short term market rates increased significantly.

Discretionary market risk

BoIGM is the sole Group business permitted to take discretionary market risk on behalf of the Group. The Group has never sought to generate a material proportion of its earnings through assuming market risk and it has a low tolerance for earnings volatility arising from this area of risk.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

with the market, from wholesale funding in cash and debt markets and from the management of liquidity. While these positions do not arise from an intent to trade, they are actively monitored and exposures can be reduced or eliminated if market conditions warrant.

The major part of the Group’s discretionary risk is interest rate risk in the euro, Sterling and US dollar markets, assumed in money markets, securities, money and bond futures, swaps and options on futures. The Group’s foreign exchange risk is mainly taken in US dollar / euro, US dollar / Yen and euro / Sterling exchange rates.

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

Market Risk Measurement

Bank of Ireland Global Markets

The Group employs a VaR approach to measure, and set limits on, discretionary market risk in BoIGM. This applies to both the Trading and Banking Books. The Group measures VaR for a 1 day horizon at the 99% level of statistical confidence. This means that, for a given set of market risk positions on a given day, the Group believes there is no more than a 1% chance of a gain or loss in excess of the VaR number over the following day. VaR is measured using a variance / covariance matrix approach. Matrices are updated weekly using the Exponentially Weighted Moving Average (EWMA) methodology. This widely used approach gives greater weight to more recent data and, as a consequence, estimates of VaR are more responsive to changes in market conditions.

For the nature of the risks assumed by the Group, VaR remains a relatively reliable basis of risk measurement. Nonetheless, management recognises that VaR is subject to certain inherent limitations. The past will not always be a reliable guide to the future and the statistical assumptions employed may understate the probability of large moves. In addition, there is no presumption that all positions can be closed within the 1 day horizon used to measure risk. For these reasons, VaR limits are supplemented by a range of controls that include position limits and loss tolerances. In addition, scenario based stress tests and long run historic simulations, which measure the effect of past periods of market stress (going back to the early 1990s) on current positions, are used to assess and manage discretionary market risk.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

The Group’s peak, average and end of year 1 day Trading Book VaR in the year ended March 31, 2009 is summarised in the following table

	Year Ended	Year Ended
	March 31, 2009	March 31, 2008
	€m	€m

Interest Rate VaR
Peak	5.3	5.2
Low	1.1	0.9
Average	2.5	2.3
End Year	1.2	2.7
Fx VaR
Peak	2.1	1.8
Low	0.3	0.4
Average	0.9	1.0
End Year	0.9	0.9

Consolidated banking book risk

The Group measures the interest rate risk in its consolidated Banking Book (or non-trading book) by calculating, among other things, the impact on net interest income of a 1% straight line increase and decrease in short dated interest rates over a period of a year. This captures the combined effect of changes in interest rates on Banking Book exposures in BoIGM, the maturity and reinvestment of assets held to manage structural interest rate risk and minor frictional risks in business units where market risk is managed at an overall balance sheet level. The 1% change assumes that net asset or liability positions are rolled over from month to month, all spread (basis) relationships remain constant and all assets and liabilities reprice in line with the change in market rates. By convention, the net interest income simulation also assumes no intervention to mitigate the risk arising on these exposures as interest rates change which, although these are not trading positions, would be unrealistic in some circumstances.

The impact on net interest income of a 1% straight line increase and decrease in euro and Sterling interest rates, applied to positions at March 31, 2009, is shown in the following table:

	Year Ended	Year Ended
	March 31, 2009	March 31, 2008
	€m	€m

Euro
1% increase	(8.9)	(1.9)
1% decrease	8.7	1.5
Stg£
1% increase	(8.3)	(13.9)
1% decrease	8.2	6.3

The sensitivities to interest rate increases and decreases will not necessarily be symmetric to the extent that the yield curve is not flat and is already discounting an increase or decrease in short term rates, as was the case in March 2008.

Financial Assets Available For Sale

At March 31, 2009, the Group held €26.9 billion in debt securities classified as Available for sale financial assets (March 31, 2008: €29.3 billion). These securities are held at fair value on the balance sheet and accrual accounted in the income statement. This accounting practice can give rise to a credit or debit to reserves.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

Within the total of €26.9 billion, fixed rate government securities amounted to €2.5 billion and the balance consisted of floating rate paper. A 1bp increase in the average yield on the government securities book at March 31, 2009 would have reduced its value by €0.8 million (March 31, 2008: €0.5 million). A 1bp increase in the average spread to Euribor or Libor of the floating rate book at March 31, 2009 would have reduced its value by €5.8 million (March 31, 2008: €6.9 million).

Derivatives

A derivative is a financial contract whose value is linked to movements in interest rates, exchange rates, equity or ommodity prices or, more generally, to any objectively measured variable agreed between the parties. Derivative markets are an efficient mechanism for the transfer of risk and risk mitigation. The Group uses derivatives to manage the market risks that arise naturally in its retail and wholesale banking activities. In addition, it transacts in derivatives with its business and corporate clients for the purpose of assisting these clients in managing their exposure to changes in interest and foreign exchange rates. Finally, the Group takes modest discretionary market risk in derivative markets.

The Group also uses credit derivatives, on a very limited basis, within its Trading Book to take exposure to specific and general credit spread movements and in its Banking Book to provide default protection on specific credit exposures.

Further details can be found in note 18 and the accounting policy is set out on page F-18.

Policy

The Group’s participation in derivatives markets is subject to policy approved by the Court and, at a more detailed level, by the GRPC. The Group makes a clear distinction between derivatives which must be transacted on a perfectly hedged basis, and those whose risks can be managed within broader interest rate or foreign exchange books. Since these broader books can be structured to assume some degree of discretionary risk, derivative positions held within them will not necessarily be exactly hedged. Market risk can only be assumed in clearly defined categories of derivatives which are traded in well established, liquid markets, supported by industry standard conventions and documentation and valued in accordance with generally accepted methods.

BoIGM is permitted to take discretionary risk in derivatives such as interest rate futures, bond futures, forward rate agreements, interest rate swaps, credit derivatives, forward foreign exchange and currency swaps. In addition, it is permitted to take exposure in the most widely traded option markets, principally options on futures, caps, floors, swap options (swaptions) and conventional currency options. Transactions in more complex derivatives are typically on a perfectly matched back to back basis.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

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

Structural foreign exchange (fx) risk is defined as the Group’s non trading net asset position in non-euro currencies. Structural fx risk arises substantially from the Group’s net investment in its sterling based subsidiaries. In considering the most appropriate structural fx position, the Group takes account of the currency composition of its risk weighted assets and the desirability of maintaining a similar currency distribution of capital. This is designed to ensure that capital ratios have a low sensitivity to changes in exchange rates. At 31 March 2009, the Group’s structural fx position was as follows:

	Year Ended	Year Ended
	March 31, 2009	March 31, 2008
	€m	€m

Sterling — net assets	3,058	3,693
US dollar — net assets	73	280

Total structural fx position	3,131	3,973

A 10% depreciation of the euro against Sterling and the US dollar at 31 March 2009 would have resulted in a gain taken to reserves of €313 million (31 March 2008: gain of €397 million)

Market Risk in Bank of Ireland Life

Market risk arises in the Group’s non-linked life assurance business to the extent that expected duration of cash flows on the liability side differs from the duration of the matching fixed interest assets (comprising Irish and other euro fixed interest government gilts) BoI Life pursues a policy of close asset / liability matching and any difference in the mean duration of assets and liabilities is minimised by buying and selling euro fixed interest government securities. No corporate bonds are held. At March 31, 2009, the sensitivity of the non-linked portfolio to a 50bps parallel shift in the yield curve assuming a similar shift in the yield used to discount the liabilities was as follows:

	Year Ended	Year Ended
	March 31, 2009	March 31, 2008
	€m	€m

50bps increase	(0.6)	(0.1)
50bps decrease	0.8	(0.6)

BoI Life does not bear equity risk directly; this is borne by the unit linked policyholders. However, BoI Life is indirectly exposed because the management fees it receives are related to the value of assets under management. A 5% fall in equity and property markets, applied to the book at March 31, 2009, would reduce earnings by €7 million (March 31, 2008: a reduction of €9 million for the same percentage decline).

Similarly, the company bears indirect exposure to changes in exchange rates through management fees earned on non-euro unit linked funds under management. A 5% increase in the euro against all other currencies midway through the year would reduce earnings by €4 million (March 31, 2008: a reduction of €5 million for the same percentage decline).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55  RISK MANAGEMENT  (continued)

Life Insurance Risk

Definition

Life insurance risk includes mortality assurance, mortality longevity, and morbidity risk. Mortality assurance risk is the risk that the claim payments incurred by the business due to deaths within the portfolio of assured lives is greater than expected. Mortality longevity risk is the risk that claim payments incurred by the business due to the rates of survival within the portfolio of annuitants is greater than expected. Morbidity risk, primarily critical illness risk, is the risk that claim payments incurred by the business due to critical illness events is greater than expected.

Risk Management

Life insurance risk is underwritten and managed by BoI Life, a wholly owned subsidiary of the Group. The management of insurance risk is the responsibility of the Board of the life assurance company. The Board sets maximum approved retention risk limits for the business each year. Responsibilities delegated by the Board to the Reinsurance Committee include completing a review of the reinsurance arrangements at least annually and reporting on this review to the Audit Committee of the Board. This includes a review of the panel of reinsurers that may be used and the optimal structure of its reinsurance arrangements. The Reinsurance Committee is comprised of senior members of the management team with actuarial and underwriting expertise.

Risk Measurement

The amount at risk on each life assurance policy is the difference between the sum assured payable on the insured event and the reserve held. Risk experience is monitored quarterly. Actual claims experience is compared to the underlying risk assumptions, and risk profits and losses are reported to senior management and reflected in new business pricing and new product design.

Risk Mitigation

BoI Life mitigates the potential impact of insurance risk through a number of measures. These include reinsurance, underwriting, contract design and diversification.

Risk Reporting

An update on the status of life insurance risk is included in the Quarterly Risk Report which is presented to the GRPC and the Court by the GCRO.

56 CAPITAL MANAGEMENT

Capital Management Objectives and Policies

The objectives of the Group’s capital management policy are to:

•	Align capital management to the Group’s strategy;

•	Meet the requirements and expectations of equity and debt investors and markets in general;

•	Achieve the optimal mix of capital to meet the Group’s regulatory requirements and rating ambitions; and

•	Manage capital in aggregate and at business level, ensuring that capital is only invested in businesses which deliver adequate returns

It is the Group’s policy to maintain a strong capital base, to seek to expand this where appropriate and to utilise it efficiently in the Group’s development as a diversified international financial services group. Long term debt

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56 CAPITAL MANAGEMENT  (continued)

capital, undated capital notes, preferred securities and preference stock are raised in various currencies in order to align the composition of capital and risk weighted assets. The Group’s capital includes the Group’s equity stockholders’ funds (which includes €3.5bn Government preference stock issued to the National Pensions Reserve Fund), perpetual and dated subordinated securities with appropriate regulatory adjustments and deductions applied.

The capital adequacy requirements set by the Financial Regulator in Ireland, which reflect the requirements as set out in the EU Capital Requirements Directive and its preceding directives, are used by the Group as the basis for its capital management. These requirements set a floor under which capital levels must not fall. The Group seeks to maintain sufficient capital to ensure that even under stressed conditions these requirements are not breached.

The Group also looks at other methodologies of capital measurement including the capital definitions set out by rating agencies. It also calculates economic capital based on its own internal models.

How the Capital Management Objectives are met

The Group meets its objectives in terms of capital management through the maintenance of capital ratios above the minimum levels set by the Financial Regulator and relative to market expectations for banks with its business profile. Market expectations regarding capital ratios for banks have risen following the rise in loss expectations across the international banking industry, driven by exposures to assets vulnerable to the downturn in residential and commercial real estate prices and the deteriorating economic climate. These increased expectations have led to substantial private and government-led recapitalisation schemes internationally.

On March 31, 2009, the Government of Ireland, through the National Pensions Reserve Fund Commission, invested €3.5 billion in core Tier 1 Preference Stock. The Preference Stock, which bears a dividend of 8% per annum, can be purchased at par in the first five years and thereafter at 125% of par from either profits available for distribution or from the raising of new Core Tier 1 capital. The capitalisation and other changes moves the Group’s Tier 1 ratio from 8.1% in 2008 to 12.0% in 2009 and the Core Tier 1 ratio from 5.7% to 9.5%. Further details are given in note 40 to the consolidated financial statements.

The Group stress tests the capital held to ensure that under stressed conditions it continues to comply with regulatory minimum ratios. It also seeks to minimise refinancing risk by managing the maturity profile of non-equity capital. In addition the currency mix of capital is managed to ensure that the sensitivity of capital ratios to currency movements is minimised.

Capital strategy is integrated into the overall strategy of the Group reflecting its importance as a key enabler.

The Group has a portfolio approach to its businesses to ensure that optimum returns are targeted and earned with a focus on ensuring growth in value enhancing activities. New lending activity and transactions are subject to RAROC return criteria.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56 CAPITAL MANAGEMENT  (continued)

Capital resources

The following table sets out the Group’s capital resources.

	Year Ended	Year Ended
	March 31, 2009	March 31, 2008
	€m	€m

Stockholders’ funds
Equity (including other equity reserves)	6,810	6,477
Non-cumulative preference stock	42	7
Minority interests — equity	61	38
Undated loan capital	3,385	3,209
Dated loan capital	4,557	4,599

Total capital resources	14,855	14,330

In the year ended March 31, 2009 total Group capital resources increased by €525 million to €14,855 million following the issue of €3.5 billion in new preference stock to the National Pensions Reserve Fund (€3,462 million net of costs), offset by negative retentions of €394 million (€387 million related to the 2007 / 2008 Final Dividend), net negative movements in equity of €2,701 million including changes in the cash flow hedge reserve (€540) million, the AFS reserve (€1,113) million, foreign exchange adjustments (€528) million and the net movement in the defined benefit pension schemes (€544 million). Other items gave a positive movement of €163 million.

As at March 31, 2009, the Group had €3,385 million of undated loan capital and €4,557 million of dated loan capital (including fair value adjustments), a total of €7,942 million in aggregate of subordinated liabilities. Of the dated loan capital €3,782 million is repayable in five or more years. The cost and availability of subordinated debt are influenced by credit ratings. A reduction in the ratings assigned to the Group’s securities could increase financing costs and reduce market access. The credit ratings of Bank of Ireland, some of which were downgraded during the year, at May 18, 2009 were as follows:

Senior Debt

Moodys	Aa3
Standard & Poors	A
Finch	A-
DBRS	AA

Depending on the degree of subordination, the ratings assigned to loan capital may be one or more notches below the level for senior debt. Credit ratings are not a recommendation to buy, hold or sell any security and each rating should be evaluated independently of every other rating. These ratings are based on current information furnished to the rating agencies by Bank of Ireland and information obtained by the rating agencies from other sources. The ratings are accurate only as of May 18, 2009 and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56 CAPITAL MANAGEMENT  (continued)

The CRD is divided into three sections commonly referred to as Pillars. Pillar 1 introduced the Internal Ratings Based Approach (IRBA) which permits banks to use their own internal rating systems to calculate their capital requirements for credit risk. Use of the IRBA is subject to regulatory approval. Where credit portfolios are not subject to IRBA, the calculation of the minimum capital requirements is subject to the Standardised Approach, which is a more granular approach to the calculation of risk weightings than under Basel I.

Under Pillar 2 of the CRD (Supervisory Review) banks undertake an Internal Capital Adequacy Assessment Process (ICAAP) which is then subject to supervisory review.

Pillar 3 of the CRD (Market Discipline) involves the disclosure of a range of qualitative and quantitative information relating to capital and risk. The Group will be disclosing this information for the first time later in 2009.

The CRD also introduced a requirement to calculate capital requirements, and to set capital aside, with respect to operational risk. The Group is also required to set capital aside for market risk.

57 IRISH GOVERNMENT GUARANTEE SCHEME

On October 24, 2008, four of the Group’s entities elected to participate in the Guarantee Scheme announced by the Irish Government. Under the scheme the Irish Government has guaranteed relevant deposits and debt securities raised by Irish covered institutions1 until September 29, 2010. The entities participating are the Governor and Company of the Bank of Ireland, Bank of Ireland Mortgage Bank, ICS Building Society and Bank of Ireland (IOM) Limited.

The following are the specific liabilities covered as set out in the Scheme rules:

•	All retail and corporate deposits (to the extent not covered by existing deposit protection schemes in Ireland or any other jurisdiction);

•	Interbank deposits;

•	Senior unsecured debt;

•	Covered bonds (including asset covered securities); and

•	Dated subordinated debt (Lower Tier 2).

Any intergroup borrowing and any debt due to the European Central Bank arising frorn Eurosystem monetary operations are excluded.

Under the Scheme, the Minister for Finance1 has the power to nominate up to two non-executive directors to the Board of a covered institution. Tom Considine and Joe Walsh have been appointed as directors by the Court pursuant to the nominations of the Minister for Finance under this Scheme.

Commercial conduct and reporting requirements

A number of conditions will be imposed on covered institutions under the Government Scheme including inter alia conditions that regulate the commercial conduct of their business, having regard to capital ratios, market share and balance sheet growth. This is in order to minimize any potential competitive distortion that may arise and to avoid any abuse of the guarantee or any use in a manner irreconcilable with the purpose of the guarantee. These conditions are set out in the Scheme.

Covered institutions will be subject to particular reporting requirements to enable the Financial Regulator and the Minister for Finance to monitor compliance with the Scheme and the achievement of its purposes.

1 Defined in Capital Stock and Government Guarantee — Defined Terms, end of note 40.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

57 IRISH GOVERNMENT GUARANTEE SCHEME  (continued)

A quarterly charge is payable to the Irish Government under the Scheme. This amounted to €66 million for the year ended March 31, 2009.

58 POST BALANCE SHEET EVENTS

On April 7, 2009, the Minister for Finance announced that a National Asset Management Agency (NAMA) will be established on a statutory basis, under the aegis of the National Treasury Management Agency. Assets, principally, land and development loans, will be transferred from the covered institutions to the new National Asset Management Agency with the purpose of strenghening the banks’ capital position, reduce uncertainty over bank’s balance sheets and improve liquidity. Details on how NAMA will operate and the valuation at which these assets will transfer to NAMA have not yet been determined.

59 APPROVAL OF 20F

The Court of Directors approved the 20F on May 29, 2009.

BANK OF IRELAND GROUP

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

The Governor and Company of the Bank of Ireland
(Registrant)

Date: May 29, 2009

By:	Richie Boucher
Name:     Richie Boucher

Title:	Group Chief Executive

By:	John O’Donovan
Name:     John O’Donovan

Title:	Group Chief Financial Officer

U06927