Form 20-F
period 2009-12-31
GOVERNOR & CO OF THE BANK OF IRELAND
filed 2010-06-14
CIK 1022575

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from March 31, 2009 to December 31, 2009*
* The registrant has changed its financial year to end on December 31, 2009. This report relates to the nine month financial period ended December 31, 2009.
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number:1-14452

THE GOVERNOR AND COMPANY OF
THE BANK OF IRELAND
(Exact name of registrant as specified in its charter)

IRELAND
(Jurisdiction of incorporation or organization)

40 MESPIL ROAD, DUBLIN 4, IRELAND
(Address of principal executive offices)

The Governor and Company of the Bank of Ireland
Lower Baggot Street
Dublin 2, Ireland
Telephone no: +353 1 6615933
Facsimile no: +353 1 6615671
(Name, telephone number, facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
− Ordinary stock (nominal value of €0.10[1] each)	The New York Stock Exchange**
− American Depositary Shares, each representing four units of Ordinary Stock (nominal value of €0.10[1] each)	The New York Stock Exchange

**	Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary stock, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of December 31, 20092:
Ordinary stock (nominal value of €0.64 per unit): 993,001,864
Preference stock (nominal value of €1.27 per unit): 3,026,598
    Preference stock (nominal value of €0.01 per unit): 3,500,000,000
Preference stock (nominal value of Stg£1 per unit): 1,876,090
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
YES  [X]      NO  [  ]
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).*
YES  [X]      NO  [  ]

*	This requirement does not apply to the registrant until its fiscal year ended December 31, 2011.

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
Item 17  [  ]      Item 18  [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES  [  ]      NO  [X]

1.	Renominalised from €0.64 to €0.10 with effect from May 19, 2010

2.	See note 58(i) to the Consolidated Financial Statements for a description of additional stock issues after December 31, 2009.

[THIS PAGE INTENTIONALLY LEFT BLANK]

The Governor and Company of The Bank of Ireland

ANNUAL REPORT ON FORM 20-F

PRESENTATION OF INFORMATION

As set out in note 1 to the Consolidated Financial Statements, the Group has changed its fiscal year end from March 31, to December 31, to align its financial calendar with that of its peer banks. Accordingly, the latest financial period presented is for the nine months ended December 31, 2009, which affects the comparison with prior financial periods with a fiscal year end of March 31. For a comparison of selected financial information for the nine month periods ended December 31, 2009 and 2008, see note 59 to the Consolidated Financial Statements.

In this Annual Report on Form 20-F (“Annual Report” or “Form 20-F”), the term “Ordinary Stock” refers to units of ordinary stock of the Bank and the term “ADSs” refers to American Depositary Shares each representing the right to receive four units of ordinary stock and evidenced by American Depositary Receipts (“ADRs”). On May 19, 2010, the ordinary stock of the Bank was renominalised from €0.64 to €0.10 per unit. For further detail see note 58 of the Consolidated Financial Statements.

The ADSs are listed on the New York Stock Exchange and are evidenced by ADRs issued by The Bank of New York Mellon as Depositary under a Deposit Agreement.

Unless a specific source is identified, all information regarding market and other operating and statistical data provided in this document is based on the Group’s own estimates. In making estimates, the Group relies on data produced internally and, where appropriate, external sources, including information made public by other market participants or associations.

Information found on any website address included in this Annual Report is not part of or incorporated into this Annual Report and the inclusion of such addresses is for the reader’s reference only.

Certain definitions are set out in the Appendix to Part I of this Form 20-F.

FORWARD LOOKING INFORMATION

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group’s (the “Group”) plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Generally, but not always, words such as “may,” “could,” “should,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “assume,” “believe,” “plan,” “seek,” “continue,” “target,” “goal,” “would”, or their negative variations or similar expressions identify forward looking statements. Examples of forward looking statements include among others, statements regarding the Group’s future financial position, income growth, business strategy, projected costs, projected impairment losses, capital ratios, margins, future payments of dividends, the outcome of the current review of the Group’s defined benefit pension schemes, estimates of capital expenditure, discussions with the Irish, European and other regulators and plans and objectives for future operations. Forward looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of the Group and are difficult to predict, that may cause the actual results, performance, achievements or developments of the Group or the businesses in which it operates to differ materially from any future results, performance, achievements or developments expressed or implied from the forward looking statements. A number of material factors could cause actual results to differ materially from those contemplated by the forward looking statements, including, among other factors, the following:

•	general economic conditions in Ireland, the United Kingdom and the other markets in which the Group operates;

•	declining property values in Ireland and the United Kingdom;

•	the potential exposure of the Group to various types of market risks, such as interest rate risk, foreign exchange rate risk, credit risk and commodity price risk;

•	financial uncertainties in the EU and in member countries and the potential effects of those uncertainties on the Group;

•	the ability of the Group to access sufficient funding to meet its liquidity needs;

•	the outcome of the Group’s participation in the CIFS Guarantee Scheme and the ELG Scheme;

•	the terms of the final EU restructuring plan to be agreed with the European Commission and the Department of Finance and the implementation of the final EU restructuring plan;

•	changes in the Group’s credit ratings;

•	the effects of the Irish Government’s stockholding in the Group (through the NPRFC);

•	the outcome of the Group’s participation in NAMA;

•	changes in the Irish banking system;

•	the making of further contributions to the Group’s pension schemes;

•	changes in applicable laws, regulations and taxes in jurisdictions in which the Group operates;

•	the effects of competition and consolidation in the markets in which the Group operates; and

•	the success of the Group in managing the risks involved in the foregoing.

See Item 3 “Key Information — Risk Factors” and under Item 11 “Quantitative and Qualitative Disclosures about Market Risk” in this document for more information on factors that could cause actual results to differ materially from those contemplated by the forward looking statements in this document.

Any forward looking statements speak only as at the date they are made. The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group may make in documents that it may file or submit to the US Securities and Exchange Commission (“SEC”).

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

Further definitions are set out in the Appendix to Part I of this Form 20-F.

REPORTING CURRENCY

The Group publishes consolidated financial statements in euro (“€” or “EUR”). Each euro is made up of one hundred cents, each of which is represented by the symbol “c” in this Annual Report.

References to “dollars”, “US$”, “$” or “¢” are to US currency, and references to “Stg£”, “GBP£” and “pounds sterling” are to UK currency. Amounts in dollars, unless otherwise stated, for the current financial (fiscal) year have been translated from euro at the rate prevailing on December 31, 2009 as shown below under “Exchange Rates”. This rate should not be construed as a representation that the euro amounts actually denote such dollar amounts or have been, could have been, or could be converted into dollars at the rate indicated.

EXCHANGE RATES

As a significant portion of the assets, liabilities, income and expenses of the Group is denominated in currencies other than euro, fluctuations in the value of the euro relative to other currencies have had an effect on the euro value of assets and liabilities denominated in such currencies as well as on the Group’s results of operations. The principal foreign currencies affecting the Group’s financial statements are sterling and the dollar. At June 4, 2010, the spot rate was US$1.1998 = €1.00.

The following table sets forth, for the dates or periods indicated, the spot or Noon Buying Rate in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) and the rates used by the Group in the preparation of its consolidated financial statements, which are sourced from the European Central Bank (“ECB”):

	Period ended
	December 31,	Year ended March 31,
	2009	2009	2008	2007	2006
	(dollars per €)

Euro/dollar rates:
End of period	1.4332	1.3261	1.5805	1.3374	1.2139
Average[1]	1.4223	1.4103	1.4316	1.2943	1.2163
High	1.5100	1.6010	1.5805	1.3374	1.3093
Low	1.2903	1.2446	1.3295	1.2091	1.1667
End of period rate used by the Group[2]	1.4406	1.3308	1.5812	1.3318	1.2104
Average rate used by the Group[2]	1.4248	1.4321	1.4328	1.2912	1.2126

The highest spot or noon buying rate for each of the last six months was: May 2010: 1.3183, April 2010: 1.3666, March 2010: 1.3758, February 2010: 1.3955, January 2010: 1.4536, December 2009: 1.5100.

The lowest spot or noon buying rate for each of the last six months was: May 2010: 1.2224, April 2010: 1.3130, March 2010: 1.3344, February 2010: 1.3476, January 2010: 1.3870, December 2009: 1.4243.

	Period ended
	December 31,	Year ended March 31,
	2009	2009	2008	2007	2006
	(Stg£ per €)

Euro/sterling rates:
End of period rate used by the Group[2]	0.8881	0.9308	0.7958	0.6798	0.6964
Average rate used by the Group[2]	0.8851	0.8333	0.7116	0.6783	0.6826

1.	The average of the spot or Noon Buying Rates on the last day of each month during the Group’s financial year/period.

2.	The rates used by the Group in the preparation of its consolidated financial statements.

PART 1

Item 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT & ADVISORS

Not applicable.

Item 2	OFFER STATISTICS & EXPECTED TIMETABLE

Not applicable.

Item 3	KEY INFORMATION

SELECTED FINANCIAL DATA

The following tables present selected consolidated financial data which have been derived from the audited consolidated financial statements of the Group. Tables 1 and 2 detail financial data under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the nine months ended December 31, 2009 and the years ended March 31, 2009, 2008, 2007 and 2006.

The consolidated financial statements of the Group have been prepared in accordance with IFRS as issued by the IASB for the nine months ended December 31, 2009 and the years ended March 31, 2009, 2008, 2007 and 2006. The EU adopted version of IAS 39 currently relaxes some of the hedge accounting rules in IAS 39 ‘Financial Instruments — Recognition and Measurement’. The Group has not availed of this relaxation, hence these financial statements comply with both IFRS as adopted by the EU and IFRS as issued by the IASB.

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

As noted in the Presentation of Information the Group has changed its financial year (see note 1 to the Consolidated Financial Statements).

SELECTED CONSOLIDATED FINANCIAL DATA

Table 1

	For the Financial Period Ended
			* Restated	* Restated
	9 months	9 months	12 months	12 months	12 months	12 months
	ended	ended	ended	ended	ended	ended
	December 31,	December 31,	March 31,	March 31,	March 31,	March 31,
	2009[1]	2009	2009	2008	2007	2006
	US$m	(in € millions, except per unit amounts and percentages)

Income Statement Data
Interest income	5,025	4,188	9,717	10,397	8,137	5,954
Interest expense	(2,410)	(2,009)	(6,047)	(7,134)	(5,380)	(3,647)

Net interest income	2,615	2,179	3,670	3,263	2,757	2,307
Insurance net premium income	798	665	1,069	1,940	2,188	1,298
Fees and commissions income	569	474	717	816	898	912
Fees and commissions expense	(306)	(255)	(232)	(150)	(160)	(170)
Net trading expense	(34)	(28)	(307)	(246)	(70)	30
Life assurance investment income and (losses)/gains	1,150	958	(1,570)	(826)	247	599
Gain on repurchase of subordinated liabilities	1,244	1,037	—	—	—	—
Other operating income	37	31	73	238	199	116

Total Operating Income	6,073	5,061	3,420	5,035	6,059	5,092
Insurance contract liabilities and claims paid	(1,754)	(1,462)	537	(798)	(2,213)	(1,666)

Total Operating Income, net of Insurance Claims	4,319	3,599	3,957	4,237	3,846	3,426
Other Operating expenses	(1,657)	(1,381)	(2,121)	(2,160)	(2,159)	(2,020)
Impairment of goodwill and other intangible assets	(7)	(6)	(304)	—	—	—

Operating profit before impairment charges on financial assets	2,655	2,212	1,532	2,077	1,687	1,406
Impairment charges on financial assets	(4,868)	(4,057)	(1,513)	(232)	(103)	(103)

Operating (loss)/profit	(2,213)	(1,845)	19	1,845	1,584	1,303
Share of (loss)/profit of associated undertakings and joint ventures (after tax)	42	35	(42)	46	44	45
(Loss)/Profit on disposal of business activities	(4)	(3)	—	—	243	176
Profit on sale of property	—	—	—	39	87	—

(Loss)/profit before taxation	(2,176)	(1,813)	(23)	1,930	1,958	1,524
Taxation	413	344	41	(229)	(306)	(303)

(Loss)/Profit for the period	(1,763)	(1,469)	18	1,701	1,652	1,221

Attributable to minority interests	(11)	(9)	(35)	5	1	(9)

Attributable to stockholders	(1,752)	(1,460)	53	1,696	1,651	1,230

(Loss)/Profit for the period	(1,763)	(1,469)	18	1,701	1,652	1,221

Earnings per unit of €0.64 ordinary stock (cent)	(202.3c )	(168.6c )	4.3c	174.3c	172.2c	128.5c

Diluted earnings per unit of €0.64 ordinary stock (cent)	(202.3c )	(168.6c )	4.3c	173.6c	171.0c	127.6c

Dividends per unit of €0.64 ordinary stock (cent)[2]	—	—	—	63.6c	60.4c	52.5c

Number of shares used in EPS calculation (in millions)	993	993	988	965	950	947

Number of shares used in diluted EPS calculation (in millions)	993	993	988	969	957	954

*	The prior years have been restated to reflect the impact of the adoption of “Amendments to IFRS 2 Share-based Payment Vesting Conditions and Cancellations”. Further information on this is shown on page F-13.

	December 31,	December 31,	March 31,	March 31,	March 31,	March 31,
	2009[1]	2009	2009	2008	2007	2006
	US$m	(in € millions, except per unit amounts and percentages)

Balance Sheet Data
Amounts in accordance with IFRS:
Total assets	217,291	181,106	194,116	197,434	188,813	162,212
Loans and advances to customers (net of impairment for losses on loans and advances)	143,303	119,439	133,740	135,738	125,048	101,246
Loans held for sale to NAMA (net of impairment for losses on loans and advances)	11,347	9,457	—	—	—	—
Loans and advances to banks	6,036	5,031	7,886	9,409	7,210	12,188
Allowance for impairment losses on loans and advances to customers	(6,929)	(5,775)	(1,781)	(596)	(428)	(359)
Available for sale financial assets	25,124	20,940	26,858	29,307	33,449	28,205
Deposits from banks	21,480	17,903	28,814	14,130	20,405	32,312
Customer accounts	101,757	84,812	83,119	86,234	72,277	61,710
Debt securities in issue	51,764	43,144	45,133	60,842	59,523	36,814
Subordinated liabilities	7,262	6,053	7,942	7,808	7,808	6,493
Minority interests	60	50	61	38	34	45
Capital stock	839	699	699	664	663	663
Stock premium account	4,910	4,092	4,092	775	771	767
Retained earnings	3,915	3,263	4,761	5,670	4,672	3,188
Other reserves	(1,896)	(1,580)	(2,610)	(400)	905	803
Own shares held for the benefit of life assurance policyholders	(104)	(87)	(90)	(225)	(287)	(235)
Stockholders’ equity	7,663	6,387	6,852	6,484	6,724	5,186

Table 2

		* Restated	* Restated
	9 months	12 months	12 months	12 months	12 months
	ended	ended	ended	ended	ended
	December 31,	March 31,	March 31,	March 31,	March 31,
	2009	2009	2008	2007	2006
	(in Percentages %)

Other Financial Data***
Return on average total assets[3]	(1.03)	0.03	0.8	0.9	0.8
Return on average stockholders’ equity[4]	(25.3)	0.9	24.4	26.9	25.7
Net interest margin[5]	1.7	2.1	1.9	1.8	1.8
Cost/income ratio[6]	38 **	62	50	51	55
Impairment provisions on loans and advances to customers[7]	2.5	1.3	0.4	0.3	0.4
Ipairment provisions on loans held for sale to NAMA[8]	22.7	—	—	—	—
Impairment charges to average total loans[9]	3.9	1.0	0.2	0.1	0.1
Stockholders’ equity to assets[10]	3.5	3.3	3.3	3.6	3.2
Dividend payout ratio[11]		—	36	32	37

	December 31	March 31	March 31	March 31	March 31
	2009	2009	2008	2007	2006
	(in Percentages %)

Capital[12]	Basel II	Basel II	Basel I	Basel I	Basel I
Equity Tier 1 ratio	5.3	6.2	5.7	5.3	4.9
Tier 1 capital ratio	9.8	12.0	8.1	7.6	7.9
Total capital ratio	13.4	15.2	11.1	10.5	11.5

*	The prior years have been restated to reflect the impact of the adoption of “Amendments to IFRS 2 Share-based Payment Vesting Conditions and Cancellations”. Further information on this is shown on page F-13.

**	Impacted by the gain of €1,037 million on the repurchase of subordinated liabilities.

***	Other financial data for 9 months ended December 31, 2009 is presented on an annualised basis.

1.	Translated solely for convenience into dollars at €1.00 = US$1.1998, the Spot Rate on June 4, 2010.

2.	See Item 8 “Financial Information – Dividend Policy” for details of dividends per unit of ordinary stock in dollars.

3.	Return on average total assets represents profit attributable to the ordinary stockholders as a percentage of average total assets. The calculation of the average balances for all years includes daily, weekly or monthly averages for certain reporting units. See Item 5 “Operating & Financial Review and Prospects — Average Balance Sheet and Interest Rates”. The Group considers these average balances to be representative of the operations of the Group.

4.	Return on average stockholders’ equity represents profit attributable to the ordinary stockholders as a percentage of average stockholders’ funds, excluding minority interests.

5.	Net interest margin represents net interest income as a percentage of average interest earning assets.

6.	The cost/income ratio is determined by dividing the total expenses including goodwill impairment of the Group by the total income (including gain on the re-purchase of subordinated liabilities) of the Group including income from associated undertakings and joint ventures.

7.	Impairment provisions on loans and advances to customers is calculated by dividing the impairment provision on loans and advances to customers by total loans and advances to customers at the balance sheet date.

8.	Impairment provisions on loans held for sale to NAMA is calculated by dividing the impairment provision on loans held for sale to NAMA by loans held for sale to NAMA at the balance sheet date.

9.	Impairment charges to average total loans is calculated by dividing impairment losses for the financial period on loans and advances to customers by average loans and advances to customers.

10.	Stockholders’ equity excludes minority interests.

11.	Dividend payout ratio is calculated by dividing the annual equity dividends by profit attributable to ordinary stockholders.

12.	With effect from July 2007 the Irish Financial Regulator issued a requirement that a Prudential Filter be applied to proposed dividends which results in these dividends being deducted from capital when calculating capital ratios. Capital ratios have been restated to reflect that requirement. This has no impact on the calculation of the ratios for the nine months ended December 31, 2009.

RISK FACTORS

This section addresses those risks to the Group’s business that are considered material by the Directors. These risks should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties: some risks are not yet known and some that are not currently considered material could later turn out to be material. All of these risks could materially adversely affect the Group, its income, operating profits, earnings, net assets, liquidity, funding and/or capital resources and its ability to meet any targets or objectives.

Ireland: The Group’s businesses are subject to risks arising from general and sector specific economic conditions in Ireland, which have materially adversely affected the Group’s earnings and are likely to continue to affect its results, financial condition and prospects.

As at December 31, 2009, 63% of the Group’s total assets were located in Ireland and during the 9 month period ended December 31, 2009, approximately 64% of its total income was generated in Ireland. Ireland is facing an extremely challenging economic period and is only recently emerging from recession. Unemployment has increased, with the consensus forecasting a rise to 13.6% by the end of 2010 (Source: Reuters Poll, March 2010). The property market has suffered a very significant decline, with average national house prices in Ireland falling by 18.5% in 2009 and 9.1% in 2008 (Source: Permanent TSB/ERSI House Price Index) and commercial property prices falling by 55.6% between September 2007 and December 2009 (Source: IPD Irish Commercial Property Index). Following heavy reliance on construction and property-related activity for economic growth, the Irish economy is currently experiencing a severe contraction. Irish GDP has contracted by 7.1% for the 2009 calendar year (Source: CSO, Quarterly National Accounts, Q4 2009). The Government finances show a significant deficit with a revised estimated General Government Balance (“GGB”) deficit of 11.7% of GDP in 2009 compared to a deficit of 7.2% of GDP in 2008 and a surplus of 0.3% of GDP in 2007 (Source: Department of Finance Monthly Economic Bulletin, April 2010). There has also been a significant fiscal adjustment in Ireland implemented by the Government equivalent to 7.5% of GDP in 2009 through a combination of increased taxes and a reduction in Government spending (Source: Department of Finance).

Negative macroeconomic conditions in Ireland are evident in a decline in demand for business products and services, weak business and consumer confidence, lower personal expenditure and consumption, increases in the debt service burden of consumers and businesses and limitations on the general availability of credit. These factors have significantly affected, and will continue to affect, the behaviour of the Group’s customers and, by extension, the demand for, and supply of, the Group’s products and services, which in turn will affect the Group’s financial condition and results.

In addition, higher unemployment, reduced corporate profitability, and increased corporate and personal insolvency rates have and will continue to reduce borrowers’ ability to repay loans. Due to the fall in Irish residential and commercial property prices, the value of collateral on many of the Group’s loans has reduced and write-downs and impairment charges have significantly increased.

These conditions have already materially adversely affected the Group, have exerted downward pressure on share prices, liquidity and availability of credit for financial institutions, including the Group, and other corporations and have left the Irish banking system facing serious structural and funding issues. If these economic conditions continue or worsen, or if the Irish economy recovers at a slower rate than anticipated, the Group may experience further reductions in business activity, increased funding costs, decreased asset values, additional write-downs and impairment charges with consequent adverse effects on profitability and financial condition.

Further downgrades to the Irish sovereign ratings or outlook could impair the Group’s access to funding, trigger additional collateral requirements and weaken its competitive position.

The sovereign rating of Ireland has a number of effects on the Irish banking sector as a whole. As at June 7, 2010, the last practicable date prior to the publication of this Form 20-F, the long-term (outlook) / short-term (outlook) sovereign credit ratings for Ireland were AA(negative outlook) / A-1+ from Standard & Poor’s, Aa1(negative outlook) / P-1 from Moody’s Investor Service, AA- (stable) / F1+ from Fitch Ratings and AA(negative) / A-1+ from Ratings and Investment Information Inc. (R+I). A downgrade would be likely to increase the cost of financing the Irish public debt, which could result in increased taxation, lower Government spending and consequently an adverse effect on Irish economic conditions. As the guarantor of certain liabilities of the Group under the CIFS Guarantee Scheme and under the ELG Scheme, a downgrade is also likely to impact adversely on the Group’s credit rating and cost of funding for certain securities guaranteed under these schemes and could result in the withdrawal of deposits from the Group.

In addition, as a Participating Institution in NAMA, the Group receives Government guaranteed bonds and non-guaranteed subordinated bonds issued by NAMA as consideration for the transfer of assets to NAMA. In the normal course of business, the Group also has holdings in Government bonds separate from those issued under NAMA. A downgrade or series of downgrades in the rating of the Government debt or the Government guaranteed bonds could adversely impact the extent to which the Group can use these bonds as collateral for the purposes of accessing the liquidity provision operations offered by Monetary Authorities or secured borrowing from wholesale markets, for example if these bonds ceased to meet the eligibility criteria set by Monetary Authorities (see the risk factor entitled “Constraints on liquidity, lack of availability of funding and increased cost of funding could materially adversely affect the Group’s business”). As such, a downgrade or series of downgrades in the sovereign rating of Ireland may have a systemic effect on the Irish banking sector, may have adverse effects for the Irish economy and may also affect the marketability of the Government guaranteed bonds held by the Group and the Group’s ability to sell them, or make it more difficult and/or more expensive for the Group to access private sources of capital and funding.

In addition to Ireland, the Group’s businesses are subject to inherent risks arising from general and sector specific economic conditions in other countries to which the Group has an exposure, particularly in the United Kingdom. Adverse developments, such as the recent deterioration in general economic conditions and in the global financial markets, have already materially adversely affected the Group’s earnings and are likely to continue to affect its results, financial condition and prospects.

The global financial system began to experience difficulties in mid-2007. This resulted in severe dislocation of financial markets around the world, significant declines in the values of nearly all asset classes and unprecedented levels of illiquidity in capital markets. Uncertainty surrounds the pace and scale of global economic recovery and conditions could deteriorate further as fiscal and monetary supports are withdrawn.

The financial crisis and the global recession have had a negative impact on general and sector specific conditions in other jurisdictions outside Ireland in which the Group operates, including the United Kingdom and the United States. As has occurred in Ireland, this has resulted in a decline in demand for business products and services, weak business and consumer confidence, lower personal expenditure and consumption, increases in the debt service burden of consumers and businesses and limitations on the general availability of credit. These factors have significantly affected, and will continue to affect, the Group’s customers and, by extension, the demand for, and supply of, the Group’s products and services and in turn the Group’s financial condition and results. In addition, higher unemployment, reduced corporate profitability and increased corporate and personal insolvency rates in other jurisdictions outside Ireland, may reduce borrowers’ ability to repay loans.

Specifically in relation to the United Kingdom, GDP contracted by 4.9% in 2009 (Source: Office for National Statistics, Output, Income And Expenditure, Quarter 4 2009) and grew by 0.2% on a quarter by quarter basis in the first quarter of 2010 (Source: Office for National Statistics, Statistical Bulletin, Q1 2010). The consensus view (Source: Reuters Consensus Forecast, March 2010) is that the UK economy will grow at a pace of 1.2% in 2010 and 2.3% in 2011, although uncertainty remains on the likely impact on the economy of the pace of fiscal tightening required to reduce the UK national budget deficit. In the UK property sector after peaking in October 2007, residential house prices fell steadily over the period to February 2009 with the cumulative decline over this period amounting to 19.5% (Source: Nationwide Index). The commercial property market experienced a 45% fall in capital values from the peak in quarter two of 2007 to trough in quarter two of 2009 (Source: IPD). While these markets have recovered somewhat and residential house prices started to rise in Spring 2009 with prices rising by an annualised 9.0% to March 2010 (Source: Nationwide Index), so that prices in March 2010 were 11.5% below their peak and growth in commercial property capital values of 8.1% were recorded in the final quarter of 2009, significant uncertainty remains around the pace and scale of recovery. This reduction in the value of residential and commercial property has reduced the value of collateral on many of the Group’s loans, leading to significantly increased write-downs and impairment charges.

The precise nature of all the risks and uncertainties the Group faces as a result of the global economic outlook are difficult to predict in view of the severity of the global recession, uncertainty regarding the economic impact of the withdrawal, and the timing of such withdrawal, of the various governmental fiscal and monetary supports by Government agencies and Monetary Authorities and the fact that many of these risks are outside the Group’s control.

If these levels of market disruption and volatility worsen, the Group may experience further reductions in business activity, increased funding costs, decreased asset values, additional write-downs and impairment charges with consequent adverse effects on profitability and financial condition. Moreover the worsening of the global economic environment could impact on one or more countries that are significant to the Group’s business and could further adversely affect the Group’s results, financial condition and prospects.

Decreases in the credit quality of the Group’s borrowers and counterparties, as well as increased difficulties in relation to the recoverability of loans and other amounts due from such borrowers and counterparties, have resulted in increases, and could result in further significant increases, in the Group’s impaired loans and impairment charges.

Credit risk is the risk that a borrower or counterparty will be unable or unwilling to meet a commitment that it has entered into or that any pledged collateral does not fully cover the lender’s claims. Risks arising from changes in credit quality and the recoverability of both secured and unsecured loans and amounts due from counterparties are inherent in a wide range of the Group’s businesses. The outlook for the global economy remains uncertain. In particular, Ireland’s recent significant reliance on the construction and property industry has exacerbated the impact of Ireland’s economic recession. The consensus expectation is that any recovery in the Irish economy will take longer than that of the European Union as a whole. Adverse changes in the credit quality or behaviour of the Group’s borrowers, counterparties and their guarantors, including sovereign counterparties, or adverse changes arising from a general deterioration in global economic conditions or systemic risks in the financial systems, have reduced, and are expected to continue to reduce, the recoverability and value of the Group’s assets. These circumstances have caused a significant increase in, and could cause further significant increases in, impaired loans and impairment charges.

The Group’s primary markets are Ireland and the United Kingdom. At December 31, 2009, 47% of the Group’s loans and advances to customers (including loans held for sale to NAMA) were in Ireland, 45% were in the United Kingdom and 8% were in other jurisdictions (Source: unaudited internal management information). Exposures originated and managed in Ireland and the United Kingdom represent a material concentration of credit risk. The Group has exposures to residential mortgages and to a range of corporate customers in different sectors, in particular exposures to investors in commercial property and residential property. Developers of commercial and residential property, particularly in Ireland, are facing especially challenging market conditions and commercial property prices have shown significant declines over the past two and a half years (see further details below under the risk factor “The Group is exposed to declining property values and a deterioration in the performance of the residential and commercial property markets, particularly in Ireland and the United Kingdom”). Beyond this sector, economic and financial conditions have deteriorated more broadly. Interest rates may rise in the Group’s main markets, which may lead to, amongst other things, further declines in values of collateral and investments, increasing unemployment, weakening consumer and corporate spending, declining corporate profitability, declining equity markets and bond markets and an increase in corporate insolvencies. As further detailed below (see the risk factor “The Group is exposed to declining property values and a deterioration in the performance of the residential and commercial property markets, particularly in Ireland and the United Kingdom”), residential property prices continue to be under severe pressure in Ireland.

Many borrowers in Ireland and the United Kingdom borrow on short-term fixed or discounted floating rates and when such rates expire the continued reduced supply and stricter terms of lending together with the potential for higher borrowing rates has led, and may continue to lead, to higher loan default rates. In spite of the United Kingdom economy’s recent improvement, unemployment rates could still increase and lead to higher loan default rates in the United Kingdom in the future. According to Central Statistics Office data, the standardised unemployment rate in March 2010 in Ireland was 13.4% (Source: CSO Live Register, March 2010). In Ireland, the consensus expectation is that the unemployment rate will peak at approximately 13.6% (Source: Reuters Poll, March 2010). Increased

unemployment would also be likely to result in higher loan default rates. These developments could materially adversely impact the Group’s ability to recover on these loans or lead to significant write-downs of investments.

The Group has also been exposed to increased counterparty risk as a result of financial institution and corporate failures and nationalisations and will continue to be exposed to the risk of loss if counterparty financial institutions or other corporate borrowers fail or are otherwise unable to meet their obligations.

Increased volatility in financial markets has resulted in, and may continue to result in, reduced asset valuations which could further adversely affect the Group’s results, financial condition and prospects.

Significant falls in perceived or actual asset values have resulted from previous market events. Increased volatility and further dislocation affecting certain financial markets and asset classes could further impact the Group’s financial condition, results of operations and prospects. In the future these factors could have an impact on the mark-to-market valuations of assets in the Group’s available for sale (“AFS”), trading portfolios and assets and liabilities designated at fair value through profit and loss. In addition, any further deterioration in the performance of the assets in Bank of Ireland’s AFS portfolio could lead to additional impairment losses. The AFS portfolio accounted for 12% of total Group assets as at December 31, 2009.

The Group is exposed to declining property values and a deterioration in the performance of the residential and commercial property markets, particularly in Ireland and the United Kingdom.

As at December 31, 2009, total loans and advances to customers (pre-impairment provisions and excluding assets held for sale to NAMA) were approximately €122.4 billion and included €61 billion of residential mortgages (of which €29 billion were in Ireland and €32 billion in the United Kingdom) and €24 billion of property and construction lending (of which €12 billion was in Ireland, €10 billion in the United Kingdom and €2 billion in the rest of the world). In respect of the property and construction lending, €21 billion was investment property lending with the remaining €3 billion being exposure to landbank and development lending.

Declining residential and commercial property prices have led to a significant slowdown in the construction sector in Ireland and the United Kingdom. Economic and other factors, including general deterioration in the economy and dislocation of the financial system, may lead to further contraction in the residential mortgage and commercial lending market and further decreases in residential and commercial property prices.

The Group has a material exposure to residential mortgages. 32% of the mortgages provided by the Group are to buy-to-let investors in Ireland and the United Kingdom (40% in Ireland and 60% in the United Kingdom). An excess supply of rental property or falls in rental demand could impact buy-to-let borrowers’ income and ability to service the loans. Borrowers for residential and buy-to-let properties may also have increased difficulties in servicing loans as a result of lower rental demand because capital growth will not be available to borrowers to offset any income losses. 8% of the total mortgage book of the Group was self- certified loans in the United Kingdom. The information submitted by borrowers in respect of these self-certified loans may have been incomplete or inaccurate and, as such, the Group may have incorrectly assessed the credit quality, willingness or ability of borrowers to repay these loans, which could result in higher than anticipated rates of arrears. Income verification on these self-certified loans depends on disclosures by borrowers of their income and may be subject to higher rates of arrears as a result of income expectations which are no longer achievable, reflecting the economic downturn which, when combined with reduced property values, may result in higher loan loss levels than for other mortgage types. These effects could be exacerbated if there is an increase in the rates of interest that are payable by borrowers generally.

The Group has exposure to a range of corporate customers in different sectors, in particular exposures to investors in the commercial and residential property sectors. Economic conditions have deteriorated and interest rates may rise in the Group’s main markets which may lead to, amongst other things, further declines in values of collateral and investments, increasing unemployment, weakening consumer and corporate spending, declining corporate profitability and an increase in corporate insolvencies. These developments could materially adversely impact the Group’s ability to recover the loans and interest in respect of these commercial property and residential lending portfolios or lead to significant write-downs of investments.

The announcement of the establishment of NAMA has had an impact on the liquidity of property assets in Ireland. The volume of commercial property transactions, in particular, is currently at very low levels as market participants await further clarity as to what effects NAMA’s operations will have on the property market. The transfer of assets to NAMA could have further adverse consequences for the liquidity and value of property assets in Ireland, as NAMA is ultimately expected to control a significant quantum of property assets or property loans giving it a significant market presence. The discount on assets transferred to NAMA may have a material adverse impact on the values and liquidity of property generally, thereby reducing the value of collateral on many of the Group’s loans and thereby significantly increasing the rate of write-downs and/or impairment charges.

Developers of commercial and residential property, particularly in Ireland, are facing especially challenging market conditions. As discussed in the risk factor “Ireland: The Group’s businesses are subject to risks arising from general and sector specific economic conditions in Ireland, which have materially adversely affected the Group’s earnings and are likely to continue to affect its results, financial condition and prospects” the property market has suffered a very significant decline, with average house prices in Ireland falling by 18.5% in 2009 and 9.1% in 2008 (Source: Permanent TSB/ERSI House Price Index) and commercial property prices falling by 55.6% between September 2007 and December 2009 (Source: IPD Irish Commercial Property Index).

Residential property supply and demand has fallen sharply. Approximately 12,000 private new houses were completed in Ireland in the first half of 2009, from over 88,000 at the peak in 2006 (Source: Department of the Environment, Heritage and Local Government) and the number of new mortgages has fallen from over 110,000 in 2006 to approximately 25,000 in 2009 (Source: Irish Banking Federation/PwC Mortgage Market Profile).

Development loans, in particular, become more difficult to service in times of negative economic growth because the success of development investment is closely linked to an increase in overall demand for property in the economy and to positive economic growth. The overhang of unsold stock of completed residential units has caused an increase in, and may cause further increases in, the number of impaired development loans and in impairment charges. It has been, and may continue to be, uneconomic to develop land purchased and intended to be developed, which has the effect of reducing the value of collateral on many of the Group’s landbank and development loans and significantly increasing the rate of write-downs and impairment charges.

If the current economic downturn in Ireland continues, with further falls in house prices and increases in unemployment, the Group’s commercial property and residential mortgage lending portfolios may be exposed to further substantial increases in impairment charges, which could materially affect the Group’s results, financial condition and prospects. The effects of declining property values and any increases to interest rates payable by borrowers in the wider economy may also contribute to higher default rates and impairment losses on non-property commercial and consumer loans, which could materially adversely affect the Group’s results, financial condition and prospects.

Market risks, including interest rate risk, foreign exchange risk, bond and equity price risk and other market risks, could materially adversely affect the Group’s results, financial condition and prospects.

Market risk is the potential adverse change in the Group’s earnings or the value of its net assets arising principally from movements in, and increased volatility of, interest rates, bond and equity prices, exchange rates and other market prices. The Group’s average one day interest rate Trading Book Value at Risk (“VaR”) in the nine month period ended December 31, 2009 was €2.1 million. The major part of the Group’s proprietary risk is interest rate risk in the euro, Sterling and US dollar markets. Changes in interest rate or bond price levels in these or other markets where the Group holds proprietary risk positions may impact the value of assets, the value of liabilities or the margin received by the Group. The terms of existing loan commitments or facilities may mean that the Group is restricted in its ability to increase interest rates charged to customers in response to changes in interest rates that affect the costs of wholesale borrowing.

The Group is exposed to structural interest rate and structural foreign exchange risk. Structural interest rate risk arises from the existence of non-interest bearing assets and liabilities on the Group’s balance sheet. These consist mainly of non-interest bearing current accounts plus equity less fixed assets. Due to this structural risk exposure, changes in interest rates and the volatility of such changes may affect the net assets and earnings reported by the Group. Structural foreign exchange risk is defined as an entity’s non-trading net asset position in an entity’s non-

euro currencies. Structural foreign exchange risk arises substantially from the Group’s net investment in its subsidiaries which report in Sterling. The Group’s Sterling net assets account for 59% of the total Group net assets. Changes in foreign exchange rates affect the euro value of assets and liabilities denominated in other currencies. Such changes and the degree of volatility of such changes may affect the net assets and earnings reported by the Group. A 10% appreciation of the euro against Sterling and the US Dollar at December 31, 2009 would have resulted in a loss in reserves of €399 million.

The Group is also exposed to the effect of changes in exchange rates on the translation value of its non-euro earnings, particularly its Sterling and US Dollar earnings. Substantial changes in interest or foreign exchange rates could have a material adverse effect on the Group’s results, financial condition and prospects.

While the Group has no significant direct exposure to equity markets (due to the fact that it does not hold proprietary equity investment or trading portfolios), it is indirectly exposed to equity markets through its asset management, custody, fund administration, private banking and life assurance businesses and its pension funds. In these business areas, equity investment is held on behalf of, or backs liabilities to, customers of the Group but revenue from these business areas is dependent on amongst other things, the market value of held equity investments. Changes in equity prices and the degree of volatility with respect thereto may affect the net assets and earnings reported by the Group.

Constraints on liquidity, lack of availability of funding and increased cost of funding could materially adversely affect the Group’s business.

Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments and deposit withdrawals, as they fall due. This risk is inherent in banking operations and can be heightened by an over-reliance on a particular source of funding (including, for example, short-term and overnight funding, securitisations and covered bonds), changes in credit ratings or market-wide phenomena such as disruption in the functioning of markets and major events or disasters of global significance. From mid-2007, credit markets worldwide experienced a severe reduction in liquidity and term funding. During this time, perception of counterparty risk between banks and the perception of the impact of sovereign credit risk on banks has also increased significantly. This increase in perceived counterparty risk led to reductions in inter-bank lending, and hence, in common with many other banking groups, the Group’s access to traditional sources of liquidity has been restricted. The availability of sources of liquidity on terms acceptable to the Group has been adversely impacted. The disruption in the functioning of funding markets led to the introduction of a range of government guarantee and liquidity assistance schemes in a number of countries, including Ireland.

Despite recent improvements in liquidity conditions and wholesale markets, the perception of counterparty and country risk has remained at elevated levels. Furthermore, despite the introduction of the CIFS Guarantee Scheme and the ELG Scheme, the terms on which such funding is available are more onerous and expensive than was the case prior to mid-2007. Should the global economy and the global financial system deteriorate further, the Group’s cost of funding may rise and access to liquidity may be further constrained.

The Group qualifies for access to the liquidity operations offered by Monetary Authorities for so long as it meets certain eligibility criteria relating to collateral which it can provide to Monetary Authorities. The Group holds a significant pool of contingent liquidity collateral, comprised of debt securities and other eligible collateral which is capable of being pledged against borrowings from Monetary Authorities. If the quality of the Group’s collateral fundamentally deteriorates, or if Monetary Authorities materially change eligibility criteria, the Group’s ability to access Monetary Authorities’ liquidity operations may become less flexible which could adversely affect the Group. The quality of the Group’s collateral may also be influenced by the sovereign rating of Ireland (see the risk factor “Further downgrades to the Irish sovereign ratings or outlook could impair the Group’s access to funding, trigger additional collateral requirements and weaken its competitive position” for further information).

The Group relies on customer deposits to fund a considerable portion of its loan portfolio, the ongoing availability of which is sensitive to factors outside the Group’s control. Loss of consumer confidence in the Group’s business or in banking businesses generally, among other things, could result in unexpectedly high levels of customer deposit withdrawals, which could have a material adverse effect on the Group’s results, financial condition and liquidity prospects.

The Group’s largest single source of funding is customer deposits, which represented approximately 50% of total Group funding at December 31, 2009. Medium-term growth in the Group’s lending activities will depend, in part, on the availability of customer deposits on appropriate terms, for which there is increasing competition. The Group has sought to increase its reliance on customer deposits in the recent past given the challenges in accessing wholesale funding. Increases in the cost of customer deposits will affect the Group’s margins and profit, while a lack of availability of such deposit funding could affect the Group’s future growth.

The ongoing availability of these deposits to fund the Group’s loan portfolio is subject to potential changes in certain factors outside the Group’s control, such as a loss of confidence of depositors in either the economy in general, the financial services industry or the Group specifically, ratings downgrades, significant further deterioration in economic conditions and the availability and extent of deposit guarantees (including as a result of regulatory changes to deposit guarantee schemes and/or changes to the CIFS Guarantee Scheme and/or the ELG Scheme). These factors could lead to a reduction in the Group’s ability to access customer deposit funding on appropriate terms in the future and to sustained deposit outflows, both of which would impact on the Group’s ability to fund its operations and meet its minimum liquidity requirements. In such circumstances, if the current challenges in the wholesale funding markets were not resolved or Monetary Authority lending to financial institutions is withdrawn or curtailed, it is likely that wholesale funding would prove more difficult and costly to obtain.

Any loss in consumer confidence in the Group’s banking businesses or in banking businesses generally, could significantly increase the amount of retail deposit withdrawals in a short space of time. Should the Group experience an unusually high level of withdrawals, this may have an adverse effect on the Group’s results, financial condition and prospects and could, in extreme circumstances, prevent the Group from funding its operations and meeting its minimum liquidity requirements. In such extreme circumstances the Group may not be in a position to continue to operate without additional funding support, which it may be unable to access.

The termination of, or changes to the operation of, or the participation by the Group in, the CIFS Guarantee Scheme and the ELG Scheme or changes in the terms of the Group’s participation in such schemes could have an adverse effect on the Group’s results, financial condition and prospects.

The ELG Scheme facilitates participating institutions, including the Group, in issuing debt securities and taking deposits which are due to mature after the expiry of the CIFS Guarantee Scheme on September 29, 2010. The ELG Scheme was approved by the European Commission under State aid rules on November 20, 2009 and by the Houses of the Oireachtas (parliament of Ireland) on December 3, 2009 and commenced on December 9, 2009. The Bank became a participating institution in the ELG Scheme on January 11, 2010.

The CIFS Guarantee Scheme and ELG Scheme are currently scheduled to expire on September 29, 2010 (bonds and deposits issued under the ELG Scheme before September 29, 2010 will be covered up to maturity, subject to a maximum maturity of five years). The ELG Scheme’s current approval by the European Commission under EU State aid rules is subject to review by the end of June 2010. Arising from this review, the European Commission could require the amendment or cessation of the ELG Scheme.

On March 30, 2010 the Minister for Finance announced that he would be seeking European Commission approval for an extension of a modified ELG Scheme consistent with its phasing out over a realistic period of time. The next review of this scheme is due for completion by the end of June 2010. Notwithstanding this announcement, the nature of the proposed extension is subject to approval by the European Commission and this could be influenced by a range of factors including EU policy. In addition, on November 9, 2009, the ECB highlighted that guarantees of short term bank debt (maturity profile of less than three months) and interbank deposits should be avoided to the extent possible and, as such, there is a risk that in its review of the ELG Scheme to be completed by the end of June 2010, the European Commission could require that the ELG Scheme, which currently covers short term bank debt and interbank deposits, be amended so as to limit the guarantee coverage of these forms of liability in the future.

The cancellation or material amendment of the ELG Scheme prior to the scheduled expiry date of the Issuance Window on September 29, 2010 following the review by the European Commission by the end of June 2010 could introduce systemic weakness to the Irish banking sector and remove an important element of liquidity support for the sector as a whole. As such, the cancellation or material amendment of the ELG Scheme, or the removal of the Group from the ELG Scheme prior to its planned expiry could adversely affect the terms on which the Group would be able to access funding. The Group’s financial position may also be impacted by material changes to the costs of participating in the CIFS Guarantee Scheme and/or the ELG Scheme, which may be changed at the discretion of Minister for Finance and the European Commission.

While a key focus for the Group is to reduce its reliance on the Government Guarantee Schemes, should the ELG Scheme be extended, the Group could, in order to meet market expectations, continue to participate in the ELG Scheme and the on-going cost of the ELG Scheme could adversely affect the Group’s financial performance and delay it from achieving its financial targets.

Furthermore, should the expiry of the CIFS Guarantee Scheme and the ELG Scheme on September 29, 2010 lead to unanticipated adverse impacts on the Group’s funding markets, the Group may suffer constraints on liquidity that could materially adversely affect the Group’s business.

The Irish banking system may restructure and change significantly which could have a material adverse effect on the Group’s results, financial condition and prospects.

The banking system in Ireland was impacted by the systemic issues facing the financial sector globally caused by factors such as the collapse of sub-prime mortgage lending in the US, the failure of a number of high profile financial institutions, such as Lehman Brothers and Bear Stearns, the global credit crisis and rapidly deteriorating economic conditions, particularly in Ireland. Arising from these events, there have been a number of Government and market responses impacting or potentially impacting on the structure of the Irish banking sector, including:

•	The Government has taken or has announced that it is likely to take steps to support or recapitalise substantially certain of the domestic major Irish banks and building societies and in doing so has taken, or has announced that it is likely to take, significant equity positions in certain of the major domestic Irish banks and building societies, in some cases amounting to majority voting control or nationalisation.

•	On January 19, 2010 the Government announced a framework for an investigation into the factors which contributed to the Irish banking crisis within the context of the international economic and financial environment at that time (for further information see page 29).

•	The Government also announced on March 30, 2010, the introduction of proposed new legislation that will amend the manner in which Irish financial institutions are regulated.

•	There is the possibility that the Government may support initiatives to develop a “third force” in Irish banking, created by the possible merger of several smaller financial institutions.

The Directors believe it is possible that, arising from these responses to the banking crisis in Ireland, a restructuring of the Irish banking system may occur in addition to the changes that have happened to date. It is unclear what form any such restructuring might take or over what timeframe it might occur.

It is also unclear whether such restructuring might take place on a market driven basis or whether other factors such as the involvement of the European Commission or the Government would have an impact. As a material part of the Group’s business and activities are in Ireland, the competitive position of the Group in the Irish banking system may be materially adversely affected by any such restructuring.

The NPRFC Investment, the Government Transaction and NAMA are the subject of a review by the European Commission under EU State aid rules, the outcome of which is uncertain and may involve the prohibition of some or all elements of the State aid provided to the Group by the Government, the requirement for the Group to repay the State aid, or the imposition of conditions on the Group that may be materially adverse to its interests.

The NPRFC Investment, the Government Transaction (which comprises the NPRFC Placing, Warrant Cancellation, the NPRFC Rights Issue Undertaking, the amendment of the rights attaching to the 2009 Preference Stock and the other transactions, rights and obligations set out in the Government Transaction Agreement as more particularly described on page 22 and the Group’s participation in NAMA are the subject of an ongoing review by the European Commission under EU State aid rules. As a consequence of the State aid provided to the Group under these measures, an EU Restructuring Plan for the Group was required to be prepared by the Group and submitted by the Department of Finance to the European Commission for approval under EU State aid rules. As part of this process, discussions are ongoing between the European Commission, the Group and the Department of Finance in relation to the draft EU Restructuring Plan. Although the EU Restructuring Plan has not been finalised, the European Commission has communicated that it will require the Group to effect certain structural (through divestments and wind-downs) and behavioural measures. Furthermore, the Irish Government is proposing to introduce a set of measures for the Irish banking sector which would complement the specific measures agreed as part of the individual European Commission restructuring plans for Irish banks that are subject to Restructuring under EU State aid rules (among which includes the EU Restructuring Plan) (“Irish Government Measures”). The exact scope and extent of the Irish Government Measures as at the date of this Form 20-F is not known to the Group. Based on the status of these negotiations, details of those elements which the Group considers likely to form part of the final EU Restructuring Plan are set out in note 58 to the Consolidated financial statements.

The decision regarding the approval of the Irish Government Measures, including the terms of the final EU Restructuring Plan, will be taken by the European Commission. As at the date of this Form 20-F, there can be no certainty as to the outcome of the State aid proceedings and the content of the final EU Restructuring Plan (including in relation to the Irish Government Measures). In particular, the final EU Restructuring Plan may differ from the Group’s expectations set out in note 58 to the Consolidated financial statements.

If the European Commission does not approve the EU Restructuring Plan in substantially the form prepared by the Group in consultation with the Department of Finance (as amended in discussions with the European Commission), the European Commission would instead likely open a formal investigation into State aid given to the Group. At the conclusion of this investigation, the European Commission could impose conditions that are more disadvantageous, potentially materially so, to the Group than those in the proposed EU Restructuring Plan. In particular, the Group could be required to dispose of a significantly larger proportion of its assets and/or agree to a significantly more stringent divestment timetable or more onerous behavioural restrictions than those contemplated in the proposed EU Restructuring Plan. Any more extensive remedies could have a greater and materially more negative impact on the Group’s business, operations and competitive position than would be the case if the Group implemented the proposed EU Restructuring Plan. In such circumstances, unless, during the course of the formal investigation, a revised EU Restructuring Plan was submitted that was acceptable to the European Commission, the European Commission may, instead of imposing more disadvantageous conditions as described above, require the Irish Government to recover the State aid from the Group. At any stage of the process, the Group could challenge any European Commission decision adverse to the interests of the Group in the EU courts. However, should the Group ultimately be unsuccessful in any such challenge, the Group would be required to comply with the Commission’s decision and therefore, the consequences for the Group could, as described above, be significantly adverse to the Group’s interests.

In addition, it is possible that even if the European Commission does approve the EU Restructuring Plan in substantially the form prepared by the Group in consultation with the Department of Finance (as amended in discussions with the European Commission), a third party may challenge that decision in the EU courts. If such a challenge were to emerge and succeed, the European Commission would need to reconsider its decision, which may result in any of the adverse outcomes described above.

The Group could be subject to a variety of risks as a result of implementing the EU Restructuring Plan in the form prepared by the Group in consultation with the Department of Finance in relation to the divestment and wind-down measures. There is no assurance that the price that the Group receives for any assets sold pursuant to the final EU Restructuring Plan will be at a level the Group considers adequate or which it could obtain in circumstances in which the Group was not required to sell such assets in order to implement the EU Restructuring Plan or if such sale were not subject to the restrictions contained in the terms thereof. In particular, should the Group fail to complete the divestments required by the EU Restructuring Plan, namely, New Ireland Assurance Company plc, Bank of Ireland Asset Management Limited, ICS Building Society, Foreign Currency Exchange Corporation and its stakes in Paul Capital Investments LLC and the Irish Credit Bureau Limited, within the relevant time periods set out in the

EU Restructuring Plan, a divestiture trustee(s) could be appointed by the European Commission to conduct the sale, with a mandate to complete the disposal with no minimum price (including at a negative price). Furthermore, if by a certain time, the Group has failed to implement its commitment to run-off its UK intermediary mortgage portfolio to a certain level under the EU Restructuring Plan, then Bank of Ireland will be required to ensure that within a certain period, on a consolidated basis, its consolidated loans to customers will at least be matched by consolidated customer deposits plus wholesale funding greater than one year (i.e., the ratio of Bank of Ireland customer loans to Bank of Ireland customer deposits plus wholesale funding greater than one year will not be more than 100%). In implementing the final EU Restructuring Plan, the Group will lose existing customers, deposits and other assets through the sale of businesses and potentially suffer damage to the rest of the Group’s business arising from implementing the final EU Restructuring Plan regarding the divestment measures, and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals may be inhibited. Such implementation may also result in disruption to the retained business impacting on customers, and could result in separation costs which could potentially be substantial.

The Group will also be subject to a variety of other risks as a result of implementing the EU Restructuring Plan in the form prepared by the Group in consultation with the Department of Finance in relation to the expected behavioural measures. The implementation of these behavioural measures by the Group may lead to the emergence of new competitors in the Irish market and the emergence of stronger current competitors in the Irish market which could have a material adverse impact on the performance of the Group. In implementing the behavioural measures, the Group may be required to provide access to its customers for the benefit of new and current competitors. This, and other potential consequences of implementing the behavioural measures, will mean that the Group could lose some existing customers and deposits and, through damage to the Group’s business arising from implementing such measures, damage the potential for the Group to gain customers and realise additional associated revenues and margins that it otherwise might have achieved in the absence of such behavioural measures. Such implementation may also result in disruption to the Group’s business, which may impact adversely on its customers and could result in operational costs which could potentially be substantial. A monitoring trustee(s) (and possibly a divestment trustee(s)) will be appointed in respect of the EU Restructuring Plan and the actions of the monitoring trustee(s) (and any divestment trustee(s)) may further adversely impact on the Group and its performance.

In addition, the Group could be subject to a variety of risks as a result of the implementation of the Irish Government Measures, the exact scope and extent of which is not known to the Group at the date of this Form 20-F. The implementation of these Irish Government Measures may lead, for example, to the emergence of new competitors in the Irish market and the emergence of stronger current competitors in the Irish market which could have a material adverse affect on of the performance of the Group. These, and other potential consequences of the implementation of the Irish Government Measures, will mean that the Group could lose existing business, and potentially, adversely affect the Group’s business, as well as adversely affect the potential for the Group to gain customers and realise additional associated revenues and margins that it otherwise might have achieved in the absence of such Irish Government Measures.

The effect of implementing the final EU Restructuring Plan and the Irish Government Measures may be the emergence of one or more new competitors and/or a material strengthening of one or more of the Group’s existing competitors in the Irish banking market. There can be no assurance that the Group will be able to continue to compete as effectively (whether against existing or new or strengthened competitors) and maintain or improve its revenues and margins in the resulting competitive environment, which could adversely affect the Group’s results, operations and financial condition and its business generally.

On February 26, 2010, the European Commission approved the establishment of NAMA under EU State aid rules. The European Commission will assess the compatibility of the transferred assets under EU State aid rules as they are separately notified by the Government (in particular in relation to the transfer price). As a result, the transfer of assets by the Bank to NAMA will be subject to assessment by the European Commission to ensure the ongoing compatibility of the implementation of NAMA under the EU State aid rules. As at the date of this Form 20-F, there can be no certainty as to the outcome of such an assessment by the European Commission and such an assessment could adversely affect the Group’s results, operations and financial condition and its business generally.

If any or all of the risks described in this paragraph materialise or have a greater impact than expected or any other currently unforeseen risks materialise, there could be a negative impact which could be material on the Group’s business, operations and competitive position.

The Group’s participation in the CIFS Guarantee Scheme, the ELG Scheme, the NPRFC Investment, NAMA and the Government Transaction could require the Group to implement operational policies that could materially adversely affect the Group’s results, financial condition and prospects.

The terms and conditions of the CIFS Guarantee Scheme, the ELG Scheme, the NPRFC Investment, NAMA and the Government Transaction place certain restrictions on, and require the Group to submit to a degree of governmental regulation in relation to, the operation of the Group’s business.

Under the CIFS Guarantee Scheme and the ELG Scheme, the Minister for Finance may impose restrictions on the expansion of capital and lending activity of the Group as a covered institution, the declaration and payment of dividends and the implementation of buy-backs or share redemptions. No covered institution, including the Bank, may acquire shares in any other credit institution or financial institution, establish subsidiaries or enter into or acquire new business(es) where such activities would increase the liability of the covered institution under the CIFS Guarantee Scheme. In addition, the NTMA may issue directions to covered institutions to comply with some or all of the provisions of conduct, transparency and reporting requirements applicable to covered institutions under the CIFS Guarantee Scheme and the ELG Scheme.

In connection with the NPRFC Investment and pursuant to the terms of the Subscription Agreement, the Bank provided warranties in respect of certain matters relating to the financial position and commercial activities of the Bank and is required to consult with the Minister for Finance in respect of matters reasonably expected to have a public interest dimension. The Bank must also use all reasonable efforts to comply with the customer package set out in Appendix I to the announcement issued by the Department of Finance on February 11, 2009, which includes, among other things, increasing lending capacity to SMEs and providing additional mortgage lending capacity for first time buyers, compliance with the Code of Conduct for Business Lending to Small and Medium Enterprises and compliance with the Code of Conduct for Mortgage Arrears.

Under the Government Transaction Agreement the Bank has committed to promote the availability of credit and the development of the Irish economy, including the commitment to use all reasonable efforts to meet a lending target of €3 billion per annum for new or increased credit facilities to SMEs in Ireland in each of the twelve month periods starting on April 1, 2010 and April 1, 2011.

Under the terms of the Credit Review Guidelines, issued pursuant to the NAMA Act, Participating Institutions’ decisions to refuse credit facilities to SMEs, sole traders and farming enterprises for sums of between €1,000 and €250,000 are subject to review, if requested by the applicant, by the Credit Reviewer on the grounds of the viability and repayment capacity of the applicant. While the Credit Reviewer does not have the power to override the lending decision of the Participating Institution, if a Participating Institution does not comply with a recommendation of the Credit Reviewer, it is required to provide an explanation for this refusal.

The implementation of some or all of these measures could entail the Group effecting policies that it might not otherwise implement on purely commercial grounds. In particular, implementing these policies could result in a concentration of lending by the Group to SMEs in Ireland. As such, these measures could have an adverse effect on the Group’s results, financial condition and prospects.

Further details on the Group’s relationship with the Government through its participation in NAMA, the NPRFC Investment, the CIFS Guarantee Scheme, the ELG Scheme and the Government Transaction are set out in note 55 in the notes to the Consolidated financial statements.

Participation in NAMA may subject the Group to directions from the Financial Regulator, NAMA, the Minister for Finance or the European Commission which could have a material adverse effect on the Group’s results, financial condition and prospects.

By virtue of the Group’s participation in NAMA, the Group could be subject to additional directions from the Financial Regulator and/or the Minister for Finance as to the conduct of its business in addition to the restrictions and potential restrictions arising out of the NPRFC Investment and the Group’s participation in the CIFS Guarantee Scheme and ELG Scheme and the law and regulation applicable to credit institutions. See risk factor entitled “The Group’s participation in the CIFS Guarantee Scheme, the ELG Scheme, the NPRFC Investment, NAMA and the Government Transaction could require the Group to implement operational policies that could materially adversely affect the Group’s results, financial condition and prospects”.

In addition, as a condition of the Group’s participation in NAMA, the Group will not have control over which of the Group’s loans are transferred to NAMA. The NAMA Act provides that the Group shall not, without the prior written approval of NAMA, deal with Bank of Ireland Eligible Bank Assets other than in the ordinary course of its business, in any way which may impair NAMA’s interests, compromise any claim or vary any contract. These restrictions apply before any transfer to NAMA, and also apply in respect of assets eligible for transfer which do not actually transfer.

The Financial Regulator may direct the Group to provide any report that the Financial Regulator considers necessary to monitor the Group’s compliance with the obligations under or by virtue of the NAMA Act. The Financial Regulator could also exercise its power under the NAMA Act to require the consolidation or merger of Participating Institutions, including Bank of Ireland. Under the NAMA Act, the Group may also be required to provide such services as NAMA may direct and to comply with such monitoring of lending and balance sheet management as the Minister for Finance or the Financial Regulator may direct. A Participating Institution may also be directed by the Minister for Finance to draw up, or amend, a restructuring or business plan; and, if the Minister for Finance approves such plan, the Participating Institution is obliged to take all reasonable steps to implement it. The European Commission will assess the compatibility (and, in particular, the actual transfer price) of the transferred assets when they are notified by the Government and this includes a claw-back mechanism in the case of excess payments. Such an assessment could have an adverse effect on the Group.

These directions could restrict the Group’s balance sheet growth, limit the Group’s ability to make acquisitions or require the Group to dispose of assets, including its loan portfolios. Any such directions may adversely affect the Group’s profitability, financial condition and prospects.

Further details on the Group’s relationship with the Government through its participation in NAMA, the NPRFC Investment, the CIFS Guarantee Scheme, the ELG Scheme and the Government Transaction are set out in note 55 to the Consolidated financial statements.

The NPRFC could exercise its voting rights in a manner which is not aligned with the interests of the Group or its other stockholders.

The Government (through the NPRFC) is currently the largest holder of Ordinary Stock, holding approximately 36% from June 14, 2010. The NPRFC also holds all of the 2009 Preference Stock. Under the terms of the 2009 Preference Stock, if the Bank does not pay the cash dividend otherwise due on the 2009 Preference Stock, payable annually on February 20, it is required to issue units of Ordinary Stock to the NPRFC in lieu of the relevant cash dividend. This could arise if the Bank was precluded from paying dividends by virtue of the terms of a “dividend stopper” provision or by having inadequate distributable reserves at the relevant dividend declaration date. As further described in the risk factor “The Group is currently precluded from paying dividends or distributions on certain instruments affected by the terms of a “dividend stopper”, including its 2009 Preference Stock and the ACSM Hybrids for a period of one calendar year from and including February 1, 2010. In the event that the Group remains, or subsequently becomes, precluded from paying, or elects not to pay, such dividend on the 2009 Preference Stock and/or the ACSM Hybrids, it will be required to issue units of Ordinary Stock to the holders of the 2009 Preference Stock (being the NPRFC) and/or to a trustee on behalf of the holders of the ACSM Hybrids, as the case may be. Consequently, the proportionate ownership and voting interests of Existing Stockholders will be diluted”, on Monday February 22, 2010, the Bank issued the NPRFC Coupon Ordinary Stock to the NPRFC in lieu of a cash dividend on the 2009 Preference Stock, which was otherwise due on February 20, 2010. If the Bank is precluded from paying, or elects not to pay, any future annual dividend on the 2009 Preference Stock, this will result in the issue of further units of Ordinary Stock to the NPRFC. This could ultimately result in the Government holding a significantly larger stake in the Bank.

Through the NPRFC’s stockholding of approximately 36% (as of June 14, 2010) in the Bank and other relationships with the Group, the Government is in a position to exert significant influence over the Group and its business. As the holder of the 2009 Preference Stock the NPRFC has the right to directly appoint 25% of the directors of the Group (such 25% to include any directors nominated by the Minister for Finance pursuant to the CIFS Guarantee Scheme). The tabling of any resolution at a General Court of the Bank to alter the capital structure of the Group requires the prior approval in writing of the Minister for Finance. These rights apply in full for so long as the NPRFC holds any units of 2009 Preference Stock and they are not reduced in line with any reduction in the number of units of 2009 Preference Stock held. In addition, as the holder of the NPRFC Coupon Ordinary Stock, the NPRFC is entitled to exercise the voting rights attaching to these units of Ordinary Stock.

As a result, the Government, through the NPRFC, is in a position to exert an influence over the Group’s business and there is a risk that the Government could exercise its voting rights in a manner which may not always be aligned with the interests of the Group’s other Stockholders.

A change in Government policy or the Irish Government could have a material adverse effect on the Group’s results, financial condition, liquidity and prospects.

Irish Government policy in respect of the banking sector, including its supervision, regulation, recapitalisation and structure, has and will continue to have a major impact on the Group. The Irish Government can implement its policy by utilising its extensive powers under existing legislation, the introduction of new or amended legislation or, in the Group’s case, the exercise of its stockholder and other rights pursuant to the NPRFC’s stockholding in the Bank. There can be no guarantee that the current policies of the Irish Government will be continued and the introduction of new Government policies or the amendment of existing policies could have a significant impact on the Group’s results, financial condition, liquidity and prospects. Such policies could be introduced by either the current Government or a new Government constituted by different members or parties from the currently elected Oireachtas (Irish Parliament) or appointed following a general election, which may be called by the current Government at any time before the end of the term of the current Government in July 2012.

The discount on disposal of Bank of Ireland Eligible Bank Assets to NAMA may exceed the Group’s estimate of €4.4 billion (arrived at using the methods and assumptions outlined on page 57) (including impairment provisions of €2.8 billion at December 31, 2009), and if it did it would adversely impact the Group’s capital and results of operations. Even after the transfer of assets to NAMA, the Group is exposed to some of NAMA’s losses in the event that NAMA has an underlying loss at the conclusion of its operations.

As stated by the Minister for Finance on March 30, 2010, NAMA is now operational and the Group has since transferred Tranche 1 NAMA Assets of €1.9 billion (before impairment provisions) for which it received consideration of €1.2 billion in Government guaranteed bonds and non-guaranteed subordinated bonds.

A number of uncertainties remain as to the specific quantum and mix of subsequent Bank of Ireland Eligible Bank Assets which may transfer to NAMA, the timing of those transfers, the price that NAMA would pay for those loans, the fees that the Group would be paid for any work undertaken in relation to such loans and the “fair value” of the consideration to be received. Therefore, a number of uncertainties remain as to the final discount to book value on the total amount of Bank of Ireland Eligible Bank Assets transferred to NAMA and there can be no assurance that the actual discount applied to Bank of Ireland Eligible Bank Assets transferring to NAMA will not be greater than that estimated by the Directors.

If the incremental loss which the Group is required to recognise as a result of the transfer of assets to NAMA is significantly greater than the Directors expect, this may result in a further diminution of the capital base of the Group and may result in the need for additional capital.

In addition, the application of a discount to the Bank of Ireland Eligible Bank Assets that is significantly greater than currently anticipated could result in the Group being subject to downgrades in its credit ratings. See the risk factor “A series of further downgrades to the Group’s credit ratings or credit outlook could impair the Group’s access to funding, either by borrowing or through access to capital markets, trigger additional collateral requirements and/or weaken its competitive position”.

If NAMA makes a loss the shortfall up to the value of the non-guaranteed subordinated bonds issued by NAMA will be shared by the Participating Institutions, including the Group, up to the amount of the non-guaranteed subordinated bonds issued in proportion to each institution’s share of the total non-guaranteed subordinated bonds issued by NAMA. Such a shortfall could occur if the ultimate sales proceeds and income generated on the Eligible Bank Assets transferred to NAMA fail to cover the initial consideration paid and interest costs and expenses incurred by NAMA. As such, in the event that NAMA makes a loss on its operations, these subordinated securities could ultimately prove to be of little or no value to the Group, which could have an adverse effect on the Group’s results, financial condition and prospects.

Further, if after the sharing of losses up to the value of the non-guaranteed subordinated bonds with the Participating Institutions NAMA makes an underlying loss at the conclusion of its operations calculated by reference to the Eligible Bank Assets it acquires from all the Participating Institutions (not just Bank of Ireland), the Group may be required to pay a tax surcharge to the Government which, depending on the quantum of underlying loss, may be significant and which could have an adverse effect on the Group’s results, financial condition and prospects. The tax surcharge payable to the Government will be apportioned to each Participating Institution on the basis of the book value of the Eligible Bank Assets acquired by NAMA from each Participating Institution concerned as a proportion of the total book value of the Eligible Bank Assets acquired by NAMA from all of the Participating Institutions.

A series of further downgrades to the Group’s credit ratings or credit outlook could impair the Group’s access to funding, either by borrowing or through access to capital markets, trigger additional collateral requirements and/or weaken its competitive position

As at June 7, 2010, the last practicable date prior to publication of this Form 20-F, the long-term (outlook) / short-term (outlook) credit ratings for the Group are A-(stable) / A-2 (stable) from Standard & Poor’s, A1(stable) / P-1(stable) from Moody’s Investor Service, A-(stable) / F1(stable) from Fitch Ratings and AA(Outlook Negative)/R-1 (Middle) (Outlook Stable) from DBRS. These credit ratings reflect the most recent action by Standard & Poor’s on January 26, 2010 to lower the credit ratings of the Group from A(negative watch) / A-1(negative watch) to A-(stable) / A-2(stable) as part of a general downgrade of Irish financial institutions, which led to an outflow of some ratings sensitive international deposits. While the Group believes that the probability of a material credit rating downgrade occurring in the next 12 months is relatively low, there can be no guarantee that the Group will not be subject to further downgrades and any further downgrades in the credit ratings of the Group could have a materially negative impact on the volume and pricing of its funding and its financial position, limit the Group’s access to the capital and funding markets, trigger material collateral requirements in derivative contracts or other secured-funding arrangements and weaken the Group’s competitive position in certain markets. In addition, the availability of deposits is often dependent on credit ratings and a series of further downgrades would be likely to lead to significant withdrawals of corporate or retail deposits which would result in a material deterioration in the Group’s funding and liquidity position and may have systemic implications for the Irish banking system.

See the risk factors “Constraints on liquidity, lack of availability of funding and increased cost of funding could materially adversely affect the Group’s business” and “Further downgrades to the Irish sovereign ratings or outlook could impair the Group’s access to funding, trigger additional collateral requirements and weaken its competitive position” above for further information.

The Group operates in competitive markets (subject to some price regulation) which are subject to significant change and uncertainty which could have a material adverse effect on its results, financial condition and prospects.

The Group is subject to significant competition in the markets in which it operates and some of its competitors are larger and have greater financial resources than the Group. The markets for financial services within which the Group operates are highly competitive. It is anticipated that such competition may intensify in response to regulatory actions, competitor behaviour, consumer demand, technological changes, the impact of consolidation, new market entrants and other factors. In the event that financial markets remain unstable, competitor and market consolidation may accelerate.

In particular, competitive pricing pressures may limit the Group’s ability to normalise its deposit rates and increase rates on customer loans which would prevent the Group restoring its net interest margin to target average levels which is a key driver of future profitability. In addition, the Group could also encounter difficulties in increasing interest rates to borrowers, particularly in respect of residential mortgages, due to the reputational impact such increases could have on the Group in the Irish market, and the political and/or legislative consequences that such an impact could have for the Group. Any of these events could have an adverse impact on net interest margins, and consequently on the results and financial condition of the Group.

Intervention by Monetary Authorities in the banking sector may impact the competitive position of the Group relative to its international competitors who may be subject to intervention of a different quantum and nature, potentially putting the Group at a competitive disadvantage in certain markets. Competition may increase in some or all of the Group’s principal markets and may have an adverse effect on its results, financial condition and prospects.

The Group is subject to extensive regulation and oversight. Failure to comply with its regulatory obligations and to manage the associated risks properly could have a material adverse effect on the Group’s results, financial condition and prospects.

The Group is subject to a wide variety of banking, insurance and financial services laws and regulations together with a large number of regulatory and enforcement authorities in each of the jurisdictions in which it operates. All of these are subject to change, particularly in the current market environment, where there have been unprecedented levels of government intervention and changes to the regulations governing financial institutions, including nationalisations of financial institutions in Ireland, the United Kingdom, the United States and other European countries. In the wake of the current difficult economic conditions and ongoing concerns regarding the regulation of the financial sector, new regulatory provisions may be introduced to which Bank of Ireland could be subject either at national, EU or international level. As a result of these and other ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the Group’s participation in any government or regulator-led initiatives), the Group expects to face greater regulation in Ireland, the United Kingdom, the United States (at a federal and state level) and other European countries in which it operates. Compliance with such regulations may increase the Group’s capital requirements and costs, could materially adversely affect its business, the products and services it offers and the value of its assets or require the Group to change certain of its business practices. As a result, the Group is exposed to regulatory and other risks, including:

•	the monetary, interest rate, capital adequacy and other policies of central banks and regulatory authorities;

•	general changes in government or regulatory policy or changes in regulatory regimes that may significantly influence investor decisions, in particular in markets in which the Group operates or may increase the costs of doing business in those markets;

•	measures required by the European Commission under the EU Restructuring plan;

•	changes to the financial reporting environment and/or standards;

•	changes in taxation legislation and its interpretation;

•	changes to the type, amount or proportion of assets that the Group is required to hold in order to account for liquidity risk or changes to the way in which the Group is required to fund its operations;

•	potential requirements to develop and maintain a wind-down plan, also known as a “living will”, in respect of the Group, which would set out a proposed strategy should the Group fail, in order to limit the cost to creditors, public funds and other disruption and which may require changes to the Group’s structure and operations;

•	changes to the amount and quality of regulatory capital that the Group’s life assurance business is required to hold;

•	other general changes in regulatory requirements, such as prudential rules relating to the capital adequacy framework and the imposition of onerous compliance obligations, restrictions on activities or business growth or pricing and requirements to operate in a way that prioritises objectives other than stockholder value creation;

•	changes in competition and pricing environments;

•	changes in the market for banking sector assets, caused by widespread divestment of assets by financial institutions across the European Union in order to comply with State aid requirements;

•	changes to competition regulation and/or the regulation of the postal sector in the United Kingdom which may affect the joint ventures between the Group and Post Office Limited;

•	the application of new, or additional, regulatory regimes arising from a restructuring of the Group’s business such as to bring it within the jurisdiction of new or additional regulators;

•	differentiation amongst financial institutions by governments with respect to the extension of guarantees to bank customer deposits and the terms attaching to such guarantees, including requirements for the Group to accept exposure to the risk of any individual member of the Group, or even third party participants in guarantee schemes, failing;

•	implementation of, or costs related to, local customer or depositor compensation, guarantee or reimbursement schemes, including in the event a bank becomes unable to meet its obligations to customers, or changes to the funding or compensation limits of such schemes (including potential EU-wide harmonisation of the funding or compensation limits of deposit guarantee schemes as a result of the European Commission’s review of EC Directive 94/19/EC relating to such schemes);

•	expropriation, nationalisation and confiscation of assets and changes in legislation relating to foreign ownership; and

•	other unfavourable political, military or diplomatic developments producing social instability or legal uncertainty which, in turn, may affect demand for the Group’s products and services.

The Group is subject to extensive regulation and supervision in relation to the levels of capital in its business. The minimum regulatory capital requirements, as well as the manner in which existing regulatory capital is calculated, could change in the future, which could materially adversely affect the Group’s results, financial conditions and prospects.

As a result of the current environment and market events, the minimum regulatory requirements imposed on the Group, the manner in which the existing regulatory capital is calculated, the instruments that qualify as regulatory capital and the capital tier to which those instruments are allocated, could be subject to change in the future. A number of regulatory initiatives have recently been proposed, which would significantly alter the Group’s capital requirements. These proposed initiatives include:

•	EU Directive 2009/111/EC (“CRD II”): CRD II is due to be implemented by December 31, 2010. In particular it will make changes to the criteria for assessing hybrid capital eligible to be included in Tier 1 Capital and may require the Group to replace, over a staged grandfathering period, existing capital instruments that do not fall within these revised eligibility criteria. Whilst it has been adopted into law, there is still significant uncertainty around the interpretation and the implementation of the Directive as it relates to the Bank.

•	The EU Capital Requirements Directive III (“CRD III”): CRD III is currently subject to consultation and implementation of the rules is expected by January 1, 2011. It will introduce a number of changes in response to the recent and current market conditions, which may:

•	Increase the capital requirements for trading books to ensure that a firm’s assessment of the risks connected with its trading book better reflects the potential losses from adverse market movements in stressed conditions;

•	Limit investments in re-securitisations and impose higher capital requirements for re-securitisations to make sure that firms take proper account of the risks of investing in such complex financial products; and

•	Increase disclosure standards.

•	On December 16, 2009, the Basel Committee on Banking Supervision, a forum for regular co-operation on banking supervisory matters, published a consultation paper entitled “Strengthening the resilience of the banking sector”. The consultation paper contains proposals to strengthen the global capital framework by, among other things, raising the quality of the Core Tier 1 Capital base in a harmonised manner (including through changes to the items which give rise to adjustments to that capital base), strengthening the risk coverage of the capital framework, promoting the build up of capital buffers and introducing a global minimum liquidity standard for the banking sector. The consultation paper was open for consultation until April 16, 2010 and any changes are not expected to be implemented until after 2012.

•	On February 26, 2010, the European Commission issued a public consultation document on further possible changes to the Capital Requirements Directive IV (“CRD IV”) which is closely aligned with the proposals of December 16, 2009 from the Basel Committee.

•	The Solvency II Directive (Directive 2009/138/EC), adopted by the European Parliament on April 22, 2009 and endorsed by the Council of Ministers on May 5, 2009, is a fundamental review of the capital adequacy regime for the European insurance industry. When implemented (required by October 31, 2012) the capital structure and overall governance of the Group’s life assurance business will alter significantly and this may have an impact on the capital structure of the Group.

Significant uncertainty remains around the final requirements and implementation of these proposed initiatives. If certain of these measures were implemented as currently proposed, in particular the changes proposed by the Basel Committee and the CRD IV consultation document relating to the definition of and instruments that are eligible to be included within the Core Tier 1 Capital base, they would be expected to have a significant impact on the capital and asset and liability management of the Group, which in turn would be expected to have an adverse effect on the Group’s results, financial condition and prospects.

If the Group proceeds to transfer part of its UK business to a newly-incorporated, wholly owned subsidiary, any such subsidiary could be subject to special resolution regime powers under the UK Banking Act 2009.

The Group has been actively considering transferring part of its UK business into a newly-incorporated, wholly owned subsidiary. The subsidiary would be likely to involve the Group’s Post Office joint ventures, its branch business in Northern Ireland and other parts of its UK business banking operations.

If this transfer were to take place, the newly-incorporated, wholly owned subsidiary would be regulated by the FSA, as a UK authorised bank, and be subject to the special resolution regime under the UK Banking Act 2009. If the subsidiary was in the future, in a position in which it was considered, in the opinion of the FSA, to be failing, or likely to fail, to meet the threshold authorisation conditions in the FSMA, it could become subject to the exercise of the special resolution regime powers granted to HM Treasury, the Bank of England and the FSA under the UK Banking Act 2009. These powers are: (a) to transfer all or part of the business of the subsidiary or the shares of the subsidiary to a private sector purchaser, (b) transfer all or part of the business of the subsidiary to a “bridge bank” wholly owned by the Bank of England, or (c) take the subsidiary into temporary UK Government ownership, with the corresponding risk of the loss of the Group’s UK business within its UK wholly owned subsidiary.

If the Group is required to hold higher levels of capital than anticipated by the market, this could have a material adverse impact on the Group’s results, financial condition and prospects.

Credit institutions, including the Group, are required to hold adequate capital at levels determined by regulatory requirements and market expectations. Due to the ongoing uncertainty in financial markets, market expectations may require international banks to hold Equity Tier 1 Capital, Core Tier 1 Capital, and Tier 1 Capital at levels higher than currently expected or the definitions of these capital tiers may be subject to change. As a consequence, this could require the Group to hold higher levels of capital than the minimum 7% Equity Tier 1 Capital and 8% Core Tier 1 Capital targets set by the Financial Regulator in its Prudential Capital Assessment Review announced on March 30, 2010. These higher expectations in turn could adversely impact the Group’s operational flexibility and reduce earnings growth and restrain the Bank’s ability to pay dividends.

The Group may be subject to litigation proceedings and regulatory investigations which could have a material adverse impact on its results, financial condition and prospects.

The Group may be subject to significant litigation and regulatory investigation risks. As a result, the Group may become involved in various disputes and legal proceedings in Ireland, the United Kingdom, the United States and other jurisdictions, including litigation and regulatory investigations. For instance, in the United Kingdom, the FSA has the power to revoke the Group’s UK permissions if the FSA considers it necessary to do so in order to protect customers. Disputes and legal proceedings, if they occur, are subject to many uncertainties, and their outcomes are often difficult to predict, particularly in the earlier stages of a case or investigation. Adverse regulatory action or adverse judgments in litigation could result in restrictions or limitations on the Group’s operations or result in an adverse effect on the Group’s results, financial condition and prospects.

In addition, the outcome of current litigation and inquiries, including the outcome of appeals initiated by the Bank, disclosed in page 149 could be worse than expected and could have a material adverse effect on the Group’s results, financial condition and prospects.

If a court of law were to determine that the Bank is under a binding legal obligation to pay dividends on the 1992 Preference Stock, except in certain specified circumstances, the Bank could be required to compensate holders or former holders of the 1992 Preference Stock and could potentially be subject to claims by holders or former holders of Hybrid/Preferred Securities.

The Bank has received correspondence from certain holders of the 1992 Preference Stock asserting that the Bank is under a binding legal obligation to pay dividends on the 1992 Preference Stock except in certain specified circumstances. The Bank’s view, based on external legal advice, has been, and remains, that the payment of dividends on the 1992 Preference Stock is a matter for the discretion of the Bank. Accordingly, because “dividend stopper’ provisions applicable to the Bank precluded it from paying any dividends unless under a binding legal obligation to do so, no dividends were paid by the Bank on the 1992 Preference Stock in February 2010. If such dividends had been declared and paid, the total amounts payable to holders of the 1992 Preference Stock would have been €4.64 million and £2.4 million.

If court proceedings were initiated by any holders or former holders of the 1992 Preference Stock and a court ruled that the Bank is under a binding legal obligation to pay dividends on the 1992 Preference Stock except in certain specified circumstances and was, therefore, in breach of the terms of the 1992 Preference Stock by not paying a dividend to holders or former holders of the 1992 Preference Stock in February 2010, the Bank could be required to compensate such holders of the 1992 Preference Stock.

In relation to the Hybrid/Preferred Securities, no payments were made in February, March or April 2010 in respect of coupons which might otherwise have been paid on the Hybrid/Preferred Securities. The total amount of such payments would have been €12.4 million, £2.4 million and US$34.5 million, respectively. Due to the provisions of the Hybrid/Preferred Securities preventing payment of dividends on the 1992 Preference Stock for a period of one year following the non payment of coupons on the Hybrid/Preferred Securities, any determination by a court of law that the Bank is under a binding legal obligation to pay dividends on the 1992 Preference Stock except in certain specified circumstances could potentially result in claims by holders or former holders of the Hybrid/Preferred Securities.

The investigation into the factors which contributed to the Irish banking crisis announced by the Irish Government, may result in the Group incurring costs in facilitating and engaging with the investigation and may result, depending on the findings of the investigation, in reputational damage to the Group or further investigations into the Group’s conduct.

Investigation into the banking system

On January 19, 2010, the Minister for Finance announced a framework for an investigation into the factors which contributed to the Irish banking crisis within the context of the international economic and financial environment at that time.

As part of the first stage of the investigation into the banking system, the Government commissioned two preliminary investigatory reports. A report on the functions of the CBFSAI over the period from the establishment of the Financial Regulator in May 2003 to the end of September 2008 has been prepared by the recently appointed Governor of the CBFSAI. A second report, dealing with an investigation into the specific factors within the Irish banking sector which exacerbated the impact of the international financial crisis for Ireland, has been prepared by independent experts appointed by the Minister. This preliminary report involved inquiry into the conduct, management and corporate governance of individual financial institutions, including the Bank.

Both preliminary reports have been submitted to the Minister and have been published. Their findings are expected to form the basis of the terms of reference of a formal statutory investigation (the “Statutory Commission of Investigation”) which will be established by the Government pursuant to the Commissions of Investigation Act, 2004. At the second stage of the investigation into the banking system, it is expected that the Statutory Commission of Investigation will examine the performance of individual banks and bank directors, the performance of regulatory authorities, the response of Government and Government agencies and the structure of the banking system in Ireland generally.

The Government anticipates that the Statutory Commission of Investigation will be established by June 30, 2010 and complete its work by the end of 2010, at which point its findings will be laid before the Finance and Public Service Oireachtas Committee for its consideration. Further inquiry may result from the findings of the Statutory Commission of Investigation, including the possibility of public hearings.

Further information including the preliminary reports are available on www. bankinginquiry.gov.ie.

Bank of Ireland may incur significant costs, including legal and financial adviser costs, in facilitating and/or engaging with these investigations, and any ancillary investigations that may arise following the initial investigations. The results of these investigations could also result in ancillary investigations that may result in sanctions or other actions being taken against the Group. In addition, the reports or findings (including preliminary findings) or submissions given in public or otherwise released in respect of these investigations could have an adverse effect on the Group’s reputation.

The Group may not succeed in implementing or fully implementing its plan to reduce the deficits in the defined benefit pension schemes it sponsors by a combination of benefit restructuring and additional employer contributions. In the event that these deficits result in the schemes becoming unable to meet their liabilities, the Group could elect to, or be required to, make additional, potentially significant, contributions to the schemes which could have a materially negative impact on the Group’s financial condition and trading performance. In addition, and notwithstanding the implementation of these plans to reduce the deficits, the Group may if appropriate, elect to, or may be required to, make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations.

The Group sponsors a number of defined benefit pension schemes for past and current employees. As at December 31, 2009, these pension schemes had a deficit of €1.6 billion (calculated on the basis of IAS 19). As is set out in more detail in note 58 to the Consolidated financial statements, the Group has had extensive discussions with staff representative bodies in order to address this deficit by a combination of benefits restructuring and additional employer contributions over a period of time. If fully implemented, the benefits restructuring aspect of this proposed approach is estimated to deliver a reduction of approximately 50% in the total deficit across all schemes relative to the December 31, 2009 IAS 19 deficit position.

While this approach has been agreed (following its recommendation by an independent third party chairman) with the members, in respect of the main pension scheme (which accounts for approximately 85% of the total deficit across all schemes), there is no guarantee that the finalised proposals will be approved by all of the members.

As such, there is a risk that the proposed approach will not be fully implemented with all of the scheme members and that the deficit will not be reduced by the amount anticipated by the Group. In the event that the proposed approach fails to reduce these deficits, there is a risk that the pension schemes could fail to meet their liabilities. This could have a significant reputational impact on the Group. In these circumstances, the Group could choose to make additional contributions to the relevant schemes or could be obliged to make additional contributions to the schemes. Such contributions could be significant and may have a materially negative impact on the Group’s financial condition and trading performance.

In addition, and notwithstanding the implementation of the proposals to reduce the current pension scheme deficits outlined above, the pension funds are subject to market fluctuations and changes in the value of underlying securities, as well as interest rate risk and changes to actuarial assumptions. These fluctuations could impact on the value of the schemes’ asset portfolios and result in returns on the pension funds being less than expected and/or result in there being a greater than expected increase in the estimated value of the schemes’ liabilities. As a result, new or additional deficits in the schemes may arise which could result in the Group choosing or being obliged to make additional contributions to the schemes in the event those schemes became unable to meet their liabilities. Such contributions could be significant and may have a materially negative impact on the Group’s financial condition and trading performance.

Weaknesses or failures in the Group’s internal processes and procedures including IT or equipment failures and other operational risks could have a material adverse effect on the Group’s results, financial condition and prospects and could result in reputational damage.

The Group’s businesses are dependent on their ability to process and report, accurately and efficiently, a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Operational risks are inherently present in the Group’s businesses, including, as a result of potentially inadequate or failed internal processes (including financial reporting and risk monitoring processes), IT or equipment failures or the failure of external systems and controls including those of the Group’s suppliers or counterparties (supplier and counterparty systems, controls, and processes being entirely outside the control of the Group) or from people-related or external events, such as the risk of fraud and other criminal acts carried out against the Group.

The Group has obligations as a non-US registrant under US securities laws and regulations, including the requirement to comply, where applicable, with the Sarbanes-Oxley Act of 2002 (“SOx”). The Group has put in place a comprehensive framework to document and test its internal control structures and procedures in line with the requirements of Section 404 of SOx, which requires, among other things, certification by management regarding the effectiveness of internal controls over financial reporting. There can, however, be no assurance that the risk-controls or loss-mitigation actions implemented will be effective in controlling each of the operational risks faced by the Group. Any weakness in these controls or actions could result in a material adverse impact on the Group’s results, financial condition and prospects, as well as reputational damage which could exacerbate such adverse impact.

The Group’s life assurance business is subject to inherent risks involving claims, as well as market conditions generally.

Life assurance risk is the potential volatility in the amount and timing of claims caused by unexpected changes in mortality, longevity and morbidity. Mortality risk is the risk of deviations in timing and amounts of cash flows paid to policy holders (premiums and benefits) due to the incidence or non-incidence of death. Longevity risk is the risk of such deviations due to increasing life expectancy trends among policy holders and pensioners, resulting in payout ratios higher than those the Group originally accounted for. Morbidity risk is the risk of deviations in timing and amount of cash flows to policy holders (such as claims) due to the incidence or non-incidence of disability and sickness. A material change in relation to any of these risks could materially and adversely affect the Group’s results, financial condition and prospects. In addition, the Group’s life assurance business is subject to risks relating to the volatility in the value of the underlying assets held to meet its liabilities.

In Ireland and the Isle of Man, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that may be unable to meet their obligations to customers.

The Group is obliged to contribute to investor compensation schemes in Ireland and the Isle of Man, (“Compensation Schemes”) which are designed to compensate (up to defined limits) certain classes of customers of authorised financial services firms where a firm is unable, or deemed likely to be unable, to pay claims against it. The Compensation Schemes are funded by levies on firms authorised by the respective financial regulators. In the event that one or more Compensation Scheme significantly increases the levies to be paid by firms or changes the coverage or funding levels, the associated costs to the Group may have a material impact on its results, operations and financial condition.

If the Group becomes subject to employment disputes or industrial action, this could adversely affect its business.

A significant number of the Group’s employees are members of trade unions. The Group currently consults with its employees and their representatives regarding pay, pensions, work practices and conditions of employment. The Group recognises that challenges may arise in relation to pay, pensions and terms and conditions of employment which may need to be resolved through established industrial relations fora. In the event that the Group becomes subject to industrial action or other labour conflicts, including strikes or other forms of industrial actions, this may result in a disruption to the Group’s business, financial condition and prospects.

The Group may not be able to recruit, retain and develop appropriate senior management and skilled personnel.

The Group’s success depends in part on the availability of skilled management and the continued service of key members of its management team. The Group depends on the availability of skilled management both at its head office and at each of its business units. Failure by the Group to staff its operations appropriately, or the loss of one or more key senior executives, and failure to replace them in a satisfactory and timely manner, may have a material adverse effect on the Group’s results, financial condition and prospects.

In addition, if the Group fails to attract and appropriately train, motivate and retain highly skilled and qualified personnel, its business may also be negatively affected. Restrictions imposed on remuneration by Government or regulatory authorities or other factors outside of the Group’s control in relation to the retention and recruitment of key executives may also adversely impact on the Group’s ability to attract and retain appropriately skilled personnel.

If the Central Bank Reform Bill 2010 is enacted as currently drafted, the Group would also be required to submit for review and approval, proposed new appointments to some senior management positions. This could have a material adverse effect on the Group if the approval process resulted in delays in filling key positions or impacted the Group’s ability to attract suitable candidates.

The Group’s operations have inherent reputational risk, meaning the risk to earnings and capital from negative public opinion.

Reputational risk is inherent in the Group’s business. Negative public or industry opinion can result from the actual or perceived manner in which the Group conducts its business activities or from actual or perceived practices in the banking industry, such as money laundering or mis-selling of financial products. Negative public or industry opinion may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors the loss of which would in each case adversely affect the Group’s business, financial condition and prospects.

The effect of the realisation of country risk in respect of other sovereign issuers could spread to Irish financial institutions and could result in a material adverse effect on the Group’s results, financial condition and prospects.

Country risk is the risk that a counterparty is unable to meet its contractual obligations as a result of adverse economic conditions or actions taken by the government in the relevant country. This includes the risk that:

•	a sovereign borrower may be unable or unwilling to fulfil contractual obligations; and/or

•	a non-sovereign counterparty may be unable to fulfil its contractual obligations as a result of currency shortage due to adverse economic conditions or actions taken by the government of the country.

Country risk in a sovereign issuer other than Ireland, especially a European sovereign issuer, could have an impact on capital markets in general, in particular on the market perception of the risks associated with lending to peripheral European sovereign issuers, such as Ireland, and financial institutions in those countries, such as the Bank. As such, country risk could have a significant adverse effect on the Group’s access to funding, results, financial condition and prospects.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

In establishing the fair value of certain financial instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable financial market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to changes in financial market conditions. In such circumstances, the Group’s internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex, and the assumptions, judgements and estimates the Group is required to make often relate to matters that are inherently uncertain, such as expected cash flows, the ability of borrowers to service debt, residential and commercial property price appreciation and depreciation, and relative levels of defaults and deficiencies. Such assumptions, judgements and estimates may need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments could have a material adverse effect on the Group’s earnings and financial condition. Also, recent market volatility and illiquidity has challenged the factual bases of certain underlying assumptions and has made it difficult to value certain of the Group’s financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in changes in the fair values of these instruments, which could have an adverse effect on the Group’s results, financial condition and prospects.

Change of control may lead to adverse consequences for the Group.

Bank of Ireland and its subsidiaries are parties to joint ventures, contracts and other agreements containing change of control provisions that may be triggered in the event of a change of control of the relevant Group entity for example as a result of a major stockholder, such as the NPRFC, obtaining a majority stake in the Bank. These include the joint ventures between the Bank and Post Office Limited (“POL”) which operates the Post Office network in the United Kingdom — one in relation to foreign exchange (First Rate) and one in relation to Post Office branded retail financial services products. Agreements with change of control provisions typically provide for, or permit, the termination of the agreement upon the occurrence of a change of control of one of the parties or if the new controlling party does not satisfy certain criteria. The crystalisation of change of control provisions could also result in the loss of contractual rights and benefits, as well as the termination of joint venture agreements. On a change of control of the relevant Group entity, the exercise of such rights or the decision by a counterparty not to waive or vary its rights on a change of control could have a material effect on the Group’s results, financial condition and prospects.

Changes in taxation rates, legislation or practice may lead to adverse consequences for the Group.

The Group is subject to various tax rates in various jurisdictions computed in accordance with local legislation and practice. There is a risk that such tax rates, legislation and practice may change, which could adversely affect the results, financial condition and prospects of the Group.

In accordance with applicable accounting rules, the Group has recognised deferred tax assets on losses available to relieve future profits to the extent that it is probable that such losses will be utilised. The assets are quantified on the basis of current tax legislation and are subject to change in respect of the tax rate or the rules for computing taxable profits and allowable losses. A failure to generate sufficient future taxable profits or changes in tax legislation may reduce the recoverable amount of the deferred tax assets currently recognised in the financial statements.

The Group’s results of operations and the markets in which it operates may be adversely affected by terrorist, geopolitical, pandemic and natural disaster risks.

Terrorist acts, other acts of war or hostility, geopolitical, natural disaster, pandemic or other such events and responses to those acts/events may also create economic and political uncertainties, which could have a negative impact on Irish, United Kingdom, United States, European Union and international economic conditions generally, and in ways that cannot necessarily be predicted. These events could have an adverse effect on the Group’s results, financial condition and prospects.

Item 4	INFORMATION ON THE COMPANY

GENERAL

The Governor and Company of the Bank of Ireland was established as a chartered corporation by an Act of the Irish Parliament of 1781/2 and by a Royal Charter of King George III in 1783. The Bank of Ireland Group is one of the largest financial services groups in Ireland with total assets of €181 billion at December 31, 2009. The address of the principal executive offices is 40 Mespil Road, Dublin 4 Ireland. (Telephone +35316615933).

The Group provides an extensive range of banking and other financial services. All of these services are provided by the Group in Ireland, with selected services being offered in the UK and internationally. The Group has a network of retail branches in Ireland and joint ventures in the UK engaged in the provision of consumer financial services. Corporate Banking and Global Markets conduct the Group’s international business with centres in Dublin, London and the US, as well as branches in Paris and Frankfurt, and offices in New York and Chicago.

The Group provides fund management services through its Asset Management business. Other subsidiaries include Bank of Ireland Life Holdings plc, a life assurance and pensions company in Ireland, ICS Building Society (“ICS”), a home mortgage business in Ireland, and Bank of Ireland Mortgage Bank (“BoIMB”).

As set out in note 58(h) to the Consolidated financial statements, the Group is finalising its negotiations with the European Commission in relation to the terms of its EU Restructuring Plan and it expects to dispose of a number of subsidiaries as part of this plan.

BUSINESS OVERVIEW

The Group provides a broad range of financial services in Ireland to all major sectors of the Irish economy. These include checking and deposit services, overdrafts, term loans, mortgages, business and corporate lending, international asset financing, leasing, instalment credit, debt factoring, foreign exchange facilities, interest and exchange rate hedging instruments, executor, trustee, life assurance and pension and investment fund management, fund administration and custodial services and financial advisory services, including mergers and acquisitions and underwriting. The Group provides services in euro and other currencies. The Group markets and sells its products on a domestic basis through its extensive nationwide distribution network in Ireland, which consists of approximately 250 full time service branches and approximately 1,300 ATMs, its direct telephone banking service, direct sales forces and its online services.

The UK Financial Services (“UKFS”) division incorporates Business Banking in Great Britain and Northern Ireland, the branch network in Northern Ireland, the discontinued intermediary sourced mortgage business operating under Bristol & West and Bank of Ireland brands and the joint ventures with the UK Post Office, namely Post Office Financial and Travel Services. In addition, the Bank provides corporate lending and treasury products and services to corporate customers in Northern Ireland, England, Scotland and Wales through its Corporate Banking and Global Markets businesses which have offices in Belfast, Bristol and London.

Operations in the rest of the world are undertaken by:

•	Corporate Banking, which is engaged in international lending, with offices located in France, Germany, and the US;

•	Global Markets, which delivers a comprehensive range of risk management products to the Group’s customer base.

CORPORATE STRUCTURE

As at December 31, 2009 the Group organised its businesses into Retail Republic of Ireland, Bank of Ireland Life, Capital Markets, UK Financial Services and Group Centre. The Group’s operations extend geographically throughout Ireland, the UK, Europe and the US. The segmental analysis note, shown in note 2 to the consolidated financial statements includes an analysis of profit contributions by both geographic segments and by business classes. See also Item 5 “Operating & Financial Review and Prospects” and note 58(h) to the Consolidated financial statements for further information in relation to EU Restructuring Plan and planned disposals.

Retail Republic of Ireland

Retail Republic of Ireland includes all the Group’s branch operations in the Republic of Ireland. The branches offer a wide range of financial products and services in addition to the deposit, lending, checking account and other money transmission services traditionally offered by banks. It also includes BoIMB, ICS, Private Banking, instalment credit and leasing business, credit card operations, commercial finance/factoring businesses, foreign exchange operations and a direct telephone and online banking unit.

As at December 31, 2009 Branch banking in the Republic of Ireland operated approximately 250 full service branches. A full range of banking services is provided to all major sectors of the Irish economy, including small and medium sized commercial and industrial companies. Branches provide checking accounts, demand and term deposit accounts, overdrafts, term loans and home loans as well as money transmission and foreign exchange services. Also available through branches are credit cards, life assurance, pension and investment products, as well as loan and deposit products of other Group businesses. Customers also have access to online and telephone banking services.

BoIMB’s principal activities are the issuance of Irish residential mortgages together with the issuance of mortgage covered securities in accordance with the Asset Covered Securities Act, 2001 to 2007 to provide funding to the Group. As at December 31, 2009, the total amount outstanding in respect of mortgage covered securities issued was €9 billion. As at the same date, the total value of the mortgage covered pool, including mortgage assets and cash, securing the mortgage covered securities was €12.7 billion.

ICS Building Society is involved in mortgage lending secured by residential properties and the collection of deposits. Its mortgage business is generated principally by referrals from intermediaries. ICS Building Society deposits are generated by referrals from the Bank’s branches. In addition, ICS Building Society currently operates a mortgage servicing centre which processes the Group’s Irish mortgage portfolio. For information on ICS Building Society and on the EU Restructuring Plan, see note 58(h) to the Consolidated financial statements in the notes to the Consolidated Financial Statements.

Bank of Ireland Private Banking provides wealth management solutions to high net worth individuals in Ireland. It offers a complete private banking service utilising an extensive range of investment, fiduciary and banking products.

Bank of Ireland Finance provides instalment credit and leasing facilities. Its products are marketed to the personal, commercial and agricultural sectors by a direct sales force, through the Bank’s branches and by intermediaries such as dealers, retailers and professionals with whom it has established relationships. Its products include secured instalment credit, leasing and insurance premium finance. Bank of Ireland Commercial Finance also provides current asset financing through invoice discounting, factoring and stocking facilities.

First Rate Enterprises Limited specialises in the provision of foreign exchange services. In Ireland, it currently operates through Bank of Ireland branches and a network of outlets located in hotels, shops, airports and tourist sites.

Bank of Ireland Life

The Group operates in the life and pensions market in Ireland through New Ireland Assurance Company plc trading as Bank of Ireland Life. New Ireland is a manufacturer of pension, life assurance and related products for individuals and SME’s. Bank of Ireland Life offers life assurance, protection, pensions and investment products to the Group customers in Ireland through the branch network. The Group also operates in the independent intermediary market under the New Ireland brand and through a direct sales force. For further information on the EU Restructuring Plan, see note 58(h) to the Consolidated financial statements.

Capital Markets

The principal constituents of the Capital Markets division are Corporate Banking, Global Markets, Asset Management Services and IBI Corporate Finance.

Corporate Banking provides integrated relationship banking services to a significant number of the major Republic of Ireland and Northern Ireland corporations, financial institutions and multi national corporations operating in or out of the island of Ireland. The range of lending products provided includes, but is not limited to, overdraft and short term loan facilities, term loans, project finance and structured finance. Corporate Banking is also engaged in international lending, with offices located in London, Paris, Frankfurt and the United States. Its international lending business includes, but is not limited to, acquisition finance, project finance, term lending, and asset based financing, principally in the United Kingdom, Continental Europe and the US.

Global Markets is responsible for managing the Group’s interest rate and foreign exchange risks, while also responsible for executing the Group’s liquidity and funding requirements. Global Markets trades in a range of market instruments on behalf of the Group itself and the Group’s customers. The trading activities include, but are not limited to, dealing in foreign exchange spot and forward contracts, options, inter bank deposits and loans, financial futures, bonds, swaps and forward rate agreements and equity tracker products. Global Markets also operates in the United Kingdom and the US.

Bank of Ireland Asset Management Services provides comprehensive investment management, custody and administration services to investors globally. It is comprised of Bank of Ireland Asset Management, Bank of Ireland Securities Services, and the Group’s stake in Paul Capital Investments LLC. Pursuant to the EU Restructuring Plan, the Bank will be required to dispose of Bank of Ireland Asset Management Services and the Group’s stake in Paul Capital Investments LLC (for further information see note 58(h) to the Consolidated financial statements).

IBI Corporate Finance provides independent financial advice to public and private companies on takeovers, mergers and acquisitions, disposals and restructurings, in addition to fund raisings, public flotations and stock exchange listings.

UK Financial Services

UK Financial Services brings together the Group’s retail activities in the sterling area.

Until recently, Personal Lending UK provided standard and non-standard (buy-to-let and self-certified) residential mortgages and motor finance products, operating through broker and intermediary channels. The Bank announced in January 2009 that it was exiting its intermediary-originated residential mortgage business. Since then, the mortgage operation has been closed to new business from the intermediary channel. The Group will also attempt to accelerate the wind down of the UK intermediary mortgage book by way of sale, but will not have an obligation to sell this book at less than book value

Business Banking UK operates solely as a business bank in Great Britain and as both a retail and business bank in Northern Ireland.

The retail business in Northern Ireland has a network of 44 branches and offers deposit products, lending, current account and other money transmission services typically offered by retail banks. The business banking unit mainly provides loan facilities to medium to large corporate clients while also providing international banking, treasury, current asset financing, leasing and electronic banking services. Offshore deposit taking services are offered through the Isle of Man operations.

Post Office Financial Services (“POFS”) sells banking and insurance products directly and through the UK post office branch network. The banking products offered include savings accounts, credit cards and mortgages. The principal insurance products are car, home and life insurance.

First Rate Exchange Services Limited provides personal foreign exchange services through the UK post office branch network and online channel. The Group also has a contract to provide an ATM infrastructure (over 2,000 ATMs) and related services in various Post Office locations.

The Group has been actively considering transferring part of its UK business into a newly-incorporated, wholly-owned subsidiary. The establishment of a UK subsidiary, directly regulated by the FSA, would enable the Group to offer products in the UK market that are directly comparable with existing UK mainstream providers from a risk and protection standpoint. The subsidiary would be likely to involve the Group’s Post Office joint ventures, its branch business in Northern Ireland and other parts of its UK business banking operations. The transfer will have no material impact on the Group’s capital over the period of the transfer; however, it will be required to hold liquid assets specifically aligned to the UK subsidiary.

Group Centre

In the Group organisation structure, Group Centre comprises the central support functions for the Group including Finance, Group Credit and Market Risk, Group Governance Risk and Human Resources. In the Group’s financial statements, Group Centre also reflects the costs associated with capital management activities, unallocated support costs and the cost of the Government Guarantee Scheme.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

Acquisitions

There were no principal acquisitions in the three financial periods to December 31, 2009.

Divestitures

The principal capital divestitures in the three financial periods to December 31, 2009 consist of the following:

Iridian Asset Management LLC

During the nine months ended December 31, 2009 the Group disposed of its interest in Iridian Asset Management LLC (Iridian). Iridian was a 100% subsidiary of BIAM US Inc and acted as an Institutional Asset Manager in the US market within the Capital Markets division of the Group. In the Annual Report for the year ended March 31, 2009 the impact of a fall in assets under management in the latter part of that year was highlighted and it was noted that the Group was reviewing its strategic options for this business. The disposal was concluded on June 30, 2009 with a resulting loss on disposal of €10 million.

In the year ended March 31, 2009 an impairment charge of €201 million on goodwill relating to Iridian was recognised in the income statement.

Guggenheim Alternative Asset Management LLC

At March 31 2009, the Group held a 71.5% interest in Guggenheim Alternative Asset Management LLC (“Guggenheim” ). During the nine months ended December 31, 2009, the Group disposed of a 49.5% interest in Guggenheim with the intention of disposing of the remaining interest (22%) in the following year. Guggenheim acted as a US based fund of hedge funds manager within the Capital Markets division of the Group. Similar to Iridian, the significant drop in assets under management in the latter part of the last financial year following the turmoil in global markets prompted the Group to consider its strategic options for this business. The disposal of the 49.5% stake was concluded on August 31, 2009 with a resulting profit on disposal of €7 million. The remaining 22% interest is of negligible value with minimal control or influence.

In the year ended March 31, 2009 an impairment charge of €103 million on goodwill and other intangibles relating to Guggenheim was recognised in the income statement.

MATERIAL SUBSIDIARIES

The principal group undertakings at December 31, 2009 were:

		Country of	Statutory
Name	Principal activity	incorporation	year end

Bank of Ireland International Finance Limited*ˆ	International asset financing	Ireland	March 31
Bank of Ireland (IOM) Limitedˆ	Retail banking	Isle of Man	March 31
Bank of Ireland Life Holdings plc*ˆ	Life assurance and pensions	Ireland	December 31
Bank of Ireland Mortgage Bank*	Mortgage lending and issuance of mortgage covered securities	Ireland	March 31
First Rate Enterprise (UK) Limited(1)ˆ	Foreign exchange	England	March 31
Midasgrange Limited (t/a Post Office Financial Services)(2)ˆ	Retail financial services	England	March 31
ICS Building Society*	Mortgage lending and deposit gathering	Ireland	December 31

*	Direct subsidiary of The Governor and Company of the Bank of Ireland.

ˆ	Not a significant subsidiary as defined in the SEC Regulation S-X.

(1)	This entity is a joint venture with the UK Post Office, with each party owning 50% of the equity of the business.

(2)	This is a venture with Post Office Limited in which the Group holds 50.1% of the equity of the business.

All the Group undertakings are included in the consolidated accounts. Except as otherwise indicated, the Group owns 100% of the equity of the principal group undertakings and 100% of the voting shares of all these undertakings and in the case of ICS Building Society, 100% of the investment shares.

DESCRIPTION OF PROPERTY

At December 31, 2009, the Group operated 294 full time retail bank branches of which 250 were in Ireland and 44 in Northern Ireland. There are no full service retail bank branches in Britain.

Operations in the rest of the world are undertaken by Corporate Banking through offices located in the UK, France, Germany, Australia and the US and by Global Markets through offices located in the UK and the US. These premises are owned directly by the Group or held under commercial leases. The premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for the Group’s current and anticipated operations. Full details of acquisitions and disposals during the year are given in note 32 to the consolidated financial statements under the heading “Property, Plant and Equipment”.

The Bank of Ireland Group’s former headquarters, located at Lower Baggot Street, Dublin 2, Ireland, comprise a complex of three buildings constructed in the 1970’s having approximately 20,439 square metres (220,000 square feet) of net floor space, which the Bank leases on commercial terms. The Group also occupies approximately 48,321 square metres (520,000 square feet) of net floor space for central functions in Dublin, of which 682 square metres (7,000 square feet) is sublet, in addition to the offices and administrative buildings of Bank of Ireland Life and the multi occupied property at 40 Mespil Road referred to below.

The property at 40 Mespil Road, Dublin 4 became the Group’s Head Office with effect from April 12, 2010. Lower Baggot Street will continue to be the registered office of the Governor and Company of the Bank of Ireland until July 1, 2010 when it will be changed to Mespil Road.

The Bank’s UK Financial Services division occupies approximately 40,055 square metres (431,000 square feet) of net floor space in the UK for business centres and administrative support functions. The majority of these premises are held on individual leases with different expiry dates. As a result of changes in the UK Financial Services division there are a number of leased premises that are no longer used in support of business operations. These properties are either sub-let or vacant and on the market. There are no new major projects in progress which will have a significant bearing on occupied floor space but opportunities to exit leases and consolidate space are being reviewed or taken as and when they arise.

The head office of Bank of Ireland Life is located at 9/12 Dawson Street, Dublin, Ireland. The head office and administrative buildings occupy approximately 5,388 square metres (58,000 square feet) of net floor space. Bank of Ireland Life also has a network of 11 operational branches operating through New Ireland Assurance Company plc.

Bank of Ireland Asset Management along with other Group units including Bank of Ireland Private Banking, Bank of Ireland Business Banking, Bank of Ireland Group Legal Services, Group Credit Operations and IBI Corporate Finance occupy approximately 11,133 square metres (120,000 square feet) of net floor space in 40 Mespil Road, Dublin 4, Ireland, held on a commercial lease, which expires in June 2028.

Following the sale and leaseback of 36 branches in October 2006, and a further 30 properties in September 2007, the group now leases back these properties under operating leases which give rise to a total annual rental commitment of €12 million.

COMPETITION

The Bank of Ireland Group faces strong competition in all of its major markets. Other financial services groups, including local banks and domestic and foreign financial services companies, compete for business in these markets.

Ireland and Northern Ireland

The Group provides a full range of banking services in Ireland and Northern Ireland and is subject to strong competition from various types of institutions in the financial services sector. The Group’s main competitors across the full range of banking activities are other banks, in particular Allied Irish Banks plc, Ulster Bank Limited and Lloyds Banking Group plc (in both Ireland and Northern Ireland), National Irish Bank Limited (in Ireland), Northern Bank Limited (in Northern Ireland), Irish Life and Permanent plc (in Ireland), and Anglo Irish Bank Corporation plc (in Ireland).

Allied Irish Banks plc (which trades as First Trust Bank in Northern Ireland) and Irish Life and Permanent plc have their head offices in Dublin. Ulster Bank Limited is a subsidiary of The Royal Bank of Scotland Group plc and Northern Bank Limited and National Irish Bank Limited are subsidiaries of Danske Bank A/S.

The Group also competes in the corporate and investment banking services areas with a range of other domestic and foreign banks. There is also competition from the building societies, the Irish Post Office, credit unions and national savings organisations in both Ireland and Northern Ireland.

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

The UK has a competitive and sophisticated financial market with over 500 licensed banking institutions with extensive retail networks. The Group’s principal competitors include other providers of personal and commercial financial services, such as banks, building societies and insurance companies many of which have extensive branch networks throughout the UK.

International

In those markets where the Group’s strategy is to create niche businesses internationally the range and number of competitors is even more extensive. In addition, certain businesses based in Ireland, such as corporate finance or asset management, face competition on an international rather than a national basis.

Inquiries

In the UK the Competition Commission published its Final Report on Payment Protection Insurance in January 2009. The Commission’s package of remedies was partially quashed by the Competition Appeals Tribunal in November 2009 and remitted to the Commission for further consideration. The Commission published provisional conclusions in May 2010 and its final decision is awaited, following consultation. The main point under consideration is whether there should be a prohibition on the selling of Payment Protection Insurance at the same time as or immediately after the sale of credit (a ‘Point of Sale Prohibition’).

The Office of Fair Trading (the “OFT”) investigates issues in the UK from competition, consumer protection and other perspectives. In April 2007, the OFT launched an investigation into the fairness of personal current account unarranged overdraft charges under the Unfair Terms in Consumer Contracts Regulations. The investigation was discontinued in December 2009 following a test case considered by the Supreme Court. In March 2010 the OFT welcomed commitments from the UK banking industry to develop minimum standards for opting out of unarranged overdrafts and other measures.

Also in March 2010 the OFT announced “...a short piece of work during 2010 looking at barriers to entry...” to the UK personal current account market “...to consider whether there are any obstacles to entrants providing a competitive stimulus.”

SUPERVISION AND REGULATION

IRELAND

General regulation and supervision

Recent measures by the Government to support the Irish financial sector have resulted in closer supervision of financial institutions as well as additional regulatory requirements relating to the specific measures implemented, such as the CIFS Guarantee Scheme, the NPRFC Investment, the ELG Scheme and NAMA.

Banking activities in Ireland are regulated and supervised by the Financial Regulator. The Irish banking law regulations consist primarily of the Central Bank Acts, the Central Bank and Financial Services Authority of Ireland Act, 2003, the Central Bank and Financial Services Authority of Ireland Act, 2004, the 1992 Consolidated Supervision Regulations, the 1992 Licensing Regulations, regulations made by the Minister for Finance under the European Communities Act, 1972, and regulatory notices issued by the Financial Regulator. These ministerial regulations and regulatory notices implement EU directives relating to banking regulation, including the First Banking Co-ordination Directive, the Second Banking Co-ordination Directive, the Solvency Ratio Directive, the Own Funds Directive, the Large Exposures Directive, the Deposit Guarantee Scheme Directive, the Capital Adequacy Directive and the Capital Requirements Directive. To the extent that areas of banking activity are the subject of EU directives, the provisions of Irish banking law reflect the requirements of those directives.

In Ireland, the Financial Regulator sets the requirements for liquidity for Irish licensed banks. The Group operates under the regulatory liquidity regime introduced by the Financial Regulator in July 2007. This regime requires that banks have sufficient payment resources (cash inflows and marketable assets) to cover 100% of expected cash outflows in the 0 to 8 day time horizon and 90% of expected cash outflows in the 8 day to 30 day time horizon.

The Central Bank and Financial Services Authority of Ireland Act, 2003 brings under one supervisory umbrella all of the financial services activities in Ireland. The Financial Regulator is a constituent part of the CBFSAI and is entrusted with the supervisory activities of the former Central Bank of Ireland. Two particular features of the Central Bank and Financial Services Authority of Ireland Act, 2003 should be noted. First, it established as a separate function the Office of the Consumer Director with particular responsibility for the administration of the Consumer Credit Act, 1995 and the consumer protection provisions of other supervisory enactments. The

Consumer Credit Act had been administered by a separate office, the Director of Consumer Affairs, since its implementation on May 13, 1996. Second, it established the Irish Financial Services Appeal Tribunal, which hears and determines appeals under any of the designated enactments or statutory instruments referred to above that have the effect of imposing a sanction or liability on any person. The provisions relating to the Irish Financial Services Appeal Tribunal became effective on August 1, 2004. The CBFSAI has responsibility for contributing to the stability of the financial system, promoting the efficient and effective operating of payment and settlement systems, for holding and managing the foreign reserves of Ireland, promoting the efficient and effective operations of settlement systems and for the performance of functions imposed on the CBFSAI under the Rome Treaty or the European System of Central Banks Statute (the sole responsibility of the Governor of the CBFSAI).

On March 30, 2010, the Minister for Finance published the Central Bank Reform Bill, 2010. The purpose of that bill is to create a single, fully integrated, Central Bank with a unitary board, “the Central Bank Commission”, chaired by the Governor of the Central Bank. Assuming the bill becomes law, the Financial Regulator would be dissolved and most of its existing functions would be merged into the new structure. The Central Bank would be responsible and accountable for the prudential supervision of individual financial firms, the conduct of business, including protection of customer interests and the stability of the financial system overall.

All Irish licensed banks are obliged to draw up and publish their annual accounts in accordance with the European Communities (Credit Institutions: Accounts) Regulations, 1992 (as amended by the European Community (Credit Institutions) (Fair Value Accountancy) Regulations, 2004). As a listed entity Bank of Ireland is required to prepare its financial statements in accordance with IFRS and with those parts of the Companies Acts applicable to companies reporting under IFRS and Article 4 of the EU Council Regulation 1606/2002 of July 19, 2002.

Subject to the provisions of the 1992 Licensing Regulations relating to mutual recognition of credit institutions authorised elsewhere in the EU, the Central Bank Act, 1971 (as amended) (the “1971 Act”) restricts the carrying on of banking business in Ireland to holders of licences granted under the 1971 Act. The 1971 Act stipulates that licence holders must maintain a minimum deposit with the CBFSAI. The Financial Regulator has a qualified discretion to grant or refuse a licence and may attach conditions to any licences granted. Bank of Ireland holds a licence granted under the 1971 Act with one condition attached — that Bank of Ireland must notify the Financial Regulator of its intention to close any branch in Ireland. The Financial Regulator, after consultation with the Minister for Finance, may revoke a licence under certain circumstances specified in the 1971 Act.

The Financial Regulator has statutory power to carry out inspections of the books and records of licence holders and to obtain information from licence holders about their banking and bank related business. Pursuant to this power, the Financial Regulator carries out regular review meetings and periodically inspects licensed banks. The Financial Regulator is also empowered by law to obtain information from licence holders about their banking and bank related business.

The Financial Regulator may also prescribe ratios to be maintained between, and requirements as to the composition of, the assets and liabilities of licensed banks and to make regulations for the prudent and orderly conduct of banking business of such banks. The Financial Regulator has completed a Prudential Capital Assessment Review for the Bank and further information on this review is set out in the section below (Financial Regulator — Prudential Capital Assessment Review).

The Group is also subject to EU Directives relating to capital adequacy, and in the area of monitoring and control of large exposures, which are implemented in Ireland by way of the Banking Consolidation Directive. The capital framework as set out in the Capital Requirements Directive has been transposed into Irish law via European Communities (Capital Adequacy of Investment Firms) Regulations 2006 (S.I. No. 660 of 2006), European Communities (Capital Adequacy of Credit Institutions) Regulations 2006 (S.I. No. 661 of 2006) and by way of administrative notice. These regulations set forth minimum start up and ongoing capital requirements for banks licensed by the Financial Regulator and require applicants for a licence to notify the Financial Regulator of the identity of certain shareholders and the size of their holdings in the applicant. The Financial Regulator also sets requirements and standards from time to time for the assessment of applications for licenses. The most recent requirements and standards, published initially in the “Quarterly Review of the Central Bank of Ireland, Winter 1995”, have been updated regularly and are non-statutory requirements which are applied by the Financial

Regulator to credit institutions as a supplement to the statutory requirements referred to generally in this paragraph but do not purport to interpret or refer comprehensively to the statutory provisions applicable to credit institutions.

The Group is subject to extensive regulation and regulatory supervision in relation to the levels of capital in its business. As a result of the current environment and market events, the minimum regulatory requirements imposed on the Group, as well as the manner in which the existing regulatory capital is calculated could change in the future.

Capital Requirements Directive II is a package of measures adopted by the European Parliament and Council on September 16, 2009. The effective date of changes to be implemented under CRD II is December 31, 2010, the most important of which are as follows:

•	Technical changes to the capital requirements for the trading book, including credit risk mitigation (“CRM”) for counterparty credit risk;

•	Rules and regulations to strengthen the co-operation between supervisors in crisis situation and to strengthen the powers of (host) supervisors to collect information about systemically relevant branches of supervised financial institutions;

•	Improving the quality of firms’ capital by establishing clear EU-wide criteria for assessing the eligibility of hybrid capital to be counted as part of a firm’s overall capital. The Proposals specify the features that hybrid capital must have regarding permanence, flexibility of payments and loss absorbency to be eligible as Tier 1 Capital;

•	Enhancing the management of large exposures by restricting a firm’s lending beyond a certain limit to any one party;

•	Further elaboration of the rules on liquidity risk management and

•	Improving the risk management of securitisation, including a requirement to ensure that a firm does not invest in a securitisation unless the originator retains an economic interest.

Capital Requirements Directive III would amend Directive 2009/111/EC of the European Parliament and of the Council of September 16, 2009 amending Directives 2006/48/EC, 2006/49/EC and 2007/64/EC. CRD III is currently subject to consultation and implementation of the rules is expected by January 1, 2011. It introduces a number of changes in response to the recent and current market conditions, including:

•	Strengthening the capital requirements for the trading book to ensure that a firm’s assessment of the risks connected with its trading book better reflects the potential losses from adverse market movements in stressed conditions;

•	Limiting investment in re-securitisations and imposing higher capital requirements for re-securitisations to make sure that firms take proper account of the risks of investing in such complex financial products; and

•	Upgrading disclosure standards to increase market confidence.

There is still significant uncertainty around the final requirements and the implementation by the Financial Regulator of both CRD II and CRD III as it relates to the Group. If implemented as currently proposed both CRD II and CRD III will have a significant impact on the capital and asset and liability management (“ALM”) of the Group which in turn could have a material effect on the Group results, financial condition and prospects.

On December 16, 2009 the Basel Committee, a forum for regular co-operation on banking supervisory matters, published a consultation paper entitled “Strengthening the resilience of the banking sector”. This consultation paper contains proposals to strengthen the global capital framework by, among other things, raising the quality of the equity and Tier 1 Capital base in a harmonised manner, with more emphasis on common equity and more adjustments to common equity, strengthening the risk coverage of the capital framework, promoting the build up of capital buffers and introducing a global minimum liquidity standard for the banking sector. The consultation paper was open for consultation until April 16, 2010 and any changes are not expected to be implemented until after 2012. If the draft changes were implemented as currently proposed, they could have a significant impact on the capital and asset and liability management of the Group, which in turn could have a material effect on the Group’s results, financial condition and prospects.

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

All credit institutions are obliged to take the necessary measures to counteract money laundering effectively in accordance with the Criminal Justice Act, 1994 (as amended) and the Guidance Notes for Credit Institutions, which were issued with the approval of the Money Laundering Steering Committee which was set up in 1994 under the chairmanship of the Department of Finance. Revised guidance notes were issued in 2003.

The Third Money Laundering Directive was transposed into Irish law on May 5, 2010 under the Criminal Justice (Money Laundering and Terrorist Financing) Act 2010.

Under the European Communities (Deposit Guarantee Schemes) Regulations, 1995 (as amended) the Financial Regulator also operates a statutory depositor protection scheme (the “Deposit Guarantee Scheme”) to which both licensed banks (including Bank of Ireland) and building societies (including ICS Building Society) are required to make contributions amounting to 0.2 per cent of their total deposits. The Deposit Guarantee Scheme provides compensation in respect of current accounts, demand deposit accounts, term deposit accounts, share accounts and deposit accounts with building societies and credit unions. The maximum level of compensation payable to any one depositor was increased in 2008 to €100,000 per depositor per institution. Previously it was 90 per cent of the aggregate deposits held by that depositor subject to a maximum compensation of €20,000. The Deposit Guarantee Scheme does not have an end date. The CIFS Guarantee Scheme and the ELG Scheme apply in addition to the Deposit Guarantee Scheme. The first €100,000 of a depositor’s funds at an institution are covered by the Deposit Guarantee Scheme and any excess is covered by either the CIFS Guarantee Scheme or the ELG Scheme.

Under the Deposit Protection Scheme, the compensation payment process is initiated by either the CBFSAI determining that a credit institution is unable to repay deposits due to its financial condition, or a court making a ruling, for reasons directly related to a credit institution’s financial circumstances, that suspends depositors’ ability to make claims against that institution. The CBFSAI is expected to pay compensation to depositors within three months of a determination that deposits are unavailable, or of a ruling by the court (subject to the terms and conditions set out in the regulations). This timeframe will be reduced to 20 working days after December 30, 2010.

In 1997, the EU Investor Compensation Directive laid down basic requirements for investor compensation schemes. This was done to provide a harmonised minimum level of investor protection across the EU. In Ireland, this Directive was transposed into Irish law pursuant to the Investor Compensation Act, 1998 under which the Investor Compensation Company Limited (“ICCL”) was established. The main purpose of the scheme is to provide adequate funds out of which eligible investors (private clients) of failed investment firms are compensated for financial losses arising. The funds are generated solely from contributions from investment firms. The current contribution rate varies depending on the nature of the investment services provided and in certain situations, on the number of clients being provided with services by the firm. In the Group, Bank of Ireland Insurance and Investments Limited and Bank of Ireland Private Banking contribute to this fund.

This scheme covers certain investment products i.e. non-deposit based products where the investment intermediary is unable, due to its financial circumstances, to return client money or investment instruments owed or belonging to a private client. The amount recoverable from the ICCL is currently 90% of the customer’s net loss from the investment product, or €20,000, whichever is the smaller. The ICCL can only begin the process of making compensation payments to eligible investors once it has been advised by the Financial Regulator that an authorised investment firm has either: (1) been the subject of a court ruling which prevents the firm returning money or investment instruments to clients; (2) or been the subject of a determination by the Financial Regulator that the firm is unable to meet its obligations arising from claims by clients.

The Financial Regulator has implemented Consumer Protection Code and Minimum Competency Requirements. The Consumer Protection Code, fully effective from July 2007, applies to banks and building societies, insurance undertakings, investment business firms, mortgage intermediaries and credit unions. The Consumer Protection Code requires regulated entities to know their customers and their suitability for products or services, to prepare terms of business and minimum levels of information for customers, including disclosure requirements and customer record obligations, to identify all charges, fees or other rewards connected with the supply of a service and to establish processes to deal with errors, complaints and conflicts of interest. There are also detailed rules on the fairness of advertising, and specific sectoral rules on banking products, loans, insurance services and investment products. The Minimum Competency Requirements, effective from January 2007, requires employees of regulated entities who provide advice on or sell retail financial products to acquire the competencies set out therein and to engage in continuing professional development on an ongoing basis.

A financial services ombudsman’s bureau and a financial services ombudsman council have been established under the Central Bank and Financial Services Authority Act of 2004. This also sets out the functions and powers of that council and bureau, respectively, and establishes consultative panels to advise the Financial Regulator on matters relating to its statutory functions.

Financial Regulator — Prudential Capital Assessment Review

The Financial Regulator announced on March 30, 2010 that the Central Bank and the Financial Regulator had carried out an exercise to determine the forward looking prudential capital requirements of certain Irish credit institutions, including the Bank, covered by Government Guarantee Schemes. The Prudential Capital Assessment Review (“PCAR”) assessed the capital requirements arising for expected base and potential stressed loan losses, and other financial developments, over the three year period 2010-2012. It involved the Central Bank and the Financial Regulator making an assessment of the recapitalisation requirements of the credit institutions in order to satisfy both a base case and stressed target capital requirement.

The PCAR was undertaken to determine the recapitalisation requirements of certain Irish credit institutions with reference to both:

•	Base case: A target level of 8% Core Tier 1 Capital after taking account of the realisation of future expected losses and other financial developments under a base case scenario. This test is designed to ensure the credit institutions are capitalised to a level which reflects prudential requirements and current market expectations, after taking into account forecasted loan losses through to 2012. As a further prudential requirement, the capital used to meet the base case target must be principally in the form of equity, the highest quality form of capital, with 7% equity as the target level.

•	Stressed scenario: A target level of 4% Core Tier 1 Capital that should be maintained to meet a stress scenario or a portfolio level sensitivity analysis. This capital test, which is similar to that employed by US and UK supervisory authorities, is designed to ensure that the credit institutions have a sufficient capital buffer to withstand losses under an adverse scenario significantly worse than that currently anticipated.

The Financial Regulator stated that recapitalisation to the target requirements specified in the PCAR will provide market participants with confidence that the credit institutions have a strong capital base after realising forecasted expected losses and that a prudent capital buffer is in place to withstand additional losses in adverse stress conditions.

Methodology

The PCAR involved the Central Bank and the Financial Regulator making an assessment of the recapitalisation requirements of the credit institutions involved in the exercise in order to satisfy both a base case and stressed target capital requirement.

A team of prudential supervisors, credit specialists and treasury specialists in the Financial Regulator, supported by Central Bank economists and financial stability specialists, conducted the PCAR by:

•	Assessing the provisioning estimates of each relevant credit institution, their Basel capital model outputs, expected loss forecasts, funding costs and projected operating income;

•	Reviewing independent third party estimates of provisions and expected losses conducted on specific credit institutions’ portfolios;

•	Reviewing likely and stressed scenario loan loss projections for portfolio categories by credit rating agencies and other sources including regulatory agencies;

•	Reviewing the outcome of modelled base and stress macro-economic scenarios that the Financial Regulator specified and mandated each credit institution to calculate;

•	Using information received from NAMA in respect of the discounts on the first tranche of Bank of Ireland Eligible Bank Assets as the basis for estimating the NAMA loan losses;

•	Applying prudent buffers to estimates of expected loan losses;

•	Applying prudent adjustments to base case and stress scenario funding costs and treasury asset losses;

•	Applying knowledge of the quality of loan portfolios gained through the Financial Regulator’s more intensive supervisory interaction with the various credit institutions, including observation of the Bank’s credit committee deliberations; and

•	Benchmarking the Financial Regulator’s analysis to the approaches taken by other leading international financial supervisors.

The PCAR required the assessment to take account of changes to EU prudential banking capital requirements that have been formally adopted, even if they have yet to be implemented. This does not include the “Basel II plus” changes that are still at consultation stage, although the potential changes were noted as part of the Financial Regulator’s overall assessment of target capital levels.

Stress Test

In stress test, the capital requirement of 4% Core Tier 1 Capital is designed to ensure that the relevant credit institutions will be adequately capitalised even after experiencing a hypothetical adverse macroeconomic scenario or unexpected severe losses on particular loan portfolios. This capital level is equivalent to that established by the FSA and similar to that established by the US Federal Reserve, Federal Deposit Insurance Corporation and Office of the Comptroller of the Currency.

The stress test requirement is based on a severe scenario of hypothetical adverse macroeconomic conditions and therefore involves an element of judgment. The stress test inputs do not represent a forecast of likely economic developments by the Central Bank and the Financial Regulator, instead they are much more adverse than what is considered likely.

The Central Bank and the Financial Regulator required credit institutions to stress test their portfolios to the higher of:

•	The institutions’ estimated loan losses in a stress scenario based on a delayed macroeconomic recovery scenario prescribed by the Central Bank and the Financial Regulator;* and

•	Application of severe sensitivity shocks to the loan book at a portfolio specific level. This included loan loss rates of 5% for mortgages in Ireland and non-NAMA development property loan losses of 60% in Ireland and 35% in the United Kingdom.

The Financial Regulator emphasised that these were not forecast or expected loss levels, and are disclosed to show the extent of the stress that has been applied in the stress test and that these loss rates are not based on any macroeconomic scenario and therefore should not be interpreted in that manner. The Financial Regulator also noted that it is the losses established under the portfolio level sensitivity approach that have provided the binding stress case capital requirements, rather than the macroeconomic scenario and that the use of stress testing to benchmark

* The Financial Regulator provided a specified macroeconomic scenario based on a hypothetical delayed economic recovery involving negligible GDP growth in 2011 and 2012, unemployment increasing to 14.7% in 2012, a further cumulative house price decline of 24.8% in the years 2010 to 2012 beyond the decline reported and other parameters.

prudential capital requirements will become a part of the regulatory framework operated by the Central Bank and the Financial Regulator.

Recapitalisation Plans

The Financial Regulator required the credit institutions that have completed the exercise to prepare recapitalisation plans in light of the PCAR results. The amount of capital set by the PCAR process must be in place by the end of 2010 to a level calculated by reference to the base capital target, after taking into account projected expected losses, including institution-specific and other adjustments.

The Financial Regulator also requires credit institutions to set out their plans to ensure that capital is in place by the end of 2010 to a level calculated with reference to the stress capital target, taking account of stressed losses and other adjustments.

In the case of Bank of Ireland, based on the Financial Regulator’s assessment of the estimated impact of NAMA, a detailed review of the Bank’s loan book and capital position and the results of a range of stress testing scenarios, the Financial Regulator concluded that the Bank requires an additional €2.66 billion of Equity Tier 1 Capital, to be in place by the end of the 2010 calendar year in order to meet the base case and stress targets.

The Bank believes that raising this level of capital would result in its Equity Tier 1 Capital Ratio and Core Tier 1 Capital Ratio, as at December 31, 2010, being greater than the 7% and 8% levels respectively targeted by the Financial Regulator, the NAMA process having been completed by that date. The Bank stated that it believed that a capital raising of this size would ensure that its trough Equity Tier 1 Capital Ratio through the cycle would not fall below 7%. This level of capital would permit the Bank to pass the higher of the stress scenarios based on a delayed macroeconomic recovery and the severe sensitivity shock test set by the Financial Regulator at the 4% Core Tier 1 level. The Bank has confirmed to the Financial Regulator that it would maintain an Equity Tier 1 Capital Ratio in excess of 4% in the case of the delayed macroeconomic recovery stress scenario.

For details of the Group’s capital raising, which subsequently took place in April to June 2010, see page 58 and note 58(i) to the consolidated financial statements.

Government Guarantee Schemes

Under the CIFS Guarantee Scheme the covered liabilities of Bank of Ireland, ICS Building Society, Bank of Ireland Mortgages and Bank of Ireland (IOM) Limited (“the covered institutions”) for the period September 30, 2008 to September 29, 2010 inclusive are guaranteed under the laws of Ireland by the Minister for Finance. Covered liabilities are all retail and corporate deposits (to the extent not covered by existing deposit protection schemes in Ireland or any other jurisdiction and excluding those liabilities which are now covered by the ELG Scheme), interbank deposits, senior unsecured debt, covered bonds (including asset covered securities) (issued prior to the commencement of the ELG Scheme) and dated subordinated debt (Lower Tier 2 (issued prior to the commencement of the ELG Scheme)). In the event of a default in respect of a covered liability, the Minister for Finance will pay to the relevant creditor, on demand, an amount equal to the unpaid covered liabilities. The guarantee is unconditional and irrevocable. Should any of the covered institutions be removed from the CIFS Guarantee Scheme, all of its fixed term covered liabilities outstanding at that time will continue to have the full benefit of the guarantee to September 29, 2010 or their maturity, whichever is earlier. All covered liabilities, including on-demand deposits, will be protected by notice of at least 90 days prior to any covered institution being removed from the CIFS Guarantee Scheme. No call can be made under the guarantee after September 29, 2010. Further information on the CIFS Guarantee Scheme is outlined in note 55 to the consolidated financial statements.

On December 9, 2009, the Minister for Finance commenced the ELG Scheme which is intended to facilitate participating institutions issuing debt securities and taking deposits with a maturity of up to five years on either a guaranteed or unguaranteed basis, provided the relevant liabilities are acquired during an Issuance Window which expires on September 29, 2010. The Bank joined the scheme on January 11, 2010. The ELG Scheme is subject to European Commission review by the end of June, 2010, under which the European Commission could require the amendment or cessation of the ELG Scheme. All liabilities guaranteed under the existing CIFS Guarantee Scheme as at January 11, 2010 will remain guaranteed under and in accordance with the terms of the CIFS Guarantee

Scheme unless guaranteed by the ELG Scheme. The costs of participating in the ELG Scheme may be changed at the Minister for Finance’s discretion.

The Minister for Finance announced on March 30, 2010 that he would be seeking European Commission approval for an extension of a modified ELG Scheme consistent with its phasing out over a realistic period of time. The Minister noted that the ELG Scheme is due to be reviewed by the EU Commission by the end of June 2010 and that an announcement about the future of the ELG Scheme would be made in advance of that date. However, in order to bring the review date in line with other European Guarantee Schemes, the EU Commission have approved a continuation of the scheme under existing terms to end June 2010 and that the formal review of the scheme by the Commission will now be completed prior to June 30, 2010.

Under the terms of the CIFS Guarantee Scheme and the ELG Scheme, the Minister for Finance may regulate the competitive behaviour and commercial conduct of a covered institution, having regard to capital ratios, market share and balance sheet growth, including imposing restrictions on the expansion of capital and lending activity, the declaration and payment of dividends and the implementation of buy-backs or share redemptions. Under the terms of the CIFS Guarantee Scheme, covered institutions may not acquire shares in any other credit institution or financial institution, establish subsidiaries or enter into or acquire new business(es) where such activities would increase the liability of the institution under the CIFS Guarantee Scheme and the ELG Scheme. The Minister for Finance, after consultation with the Financial Regulator, may require a covered institution to draw up and implement a restructuring plan to ensure compliance with the objectives of the CIFS Guarantee Scheme and the ELG Scheme. A covered institution is required to comply with any targets on assets and liabilities to be set by the Financial Regulator, after consultation with the Minister for Finance. The Minister for Finance may issue directions to Participating Institutions to comply with some or all of the provisions of conduct, transparency and reporting requirements applicable to covered institutions under the CIFS Guarantee Scheme and the ELG Scheme.

NAMA

In April 2009, the Minister for Finance announced that NAMA would be established with the purpose of strengthening the Irish financial sector and the NAMA legislation was enacted into law in November 2009.

The participation of Bank of Ireland in the NAMA programme was recommended by the Court of Directors in the Circular of December 18, 2009. It was approved by the stockholders at an Extraordinary General Court on January 12, 2010. Bank of Ireland’s application as a participating institution was approved by the Minister for Finance on February 12, 2010.

NAMA has the power to acquire from Participating Institutions, Eligible Bank Assets, that is, land and development loans and certain associated loans (which are expected to comprise non-land and non-development related loans to borrowers of land and development related loans, or loans to certain associated entities of borrowers who had provided security in respect of the land or development related loans). The geographic distribution of the loans relates to exposures both within and outside Ireland. The Eligible Bank Assets will also include interest rate derivative contracts sold to borrowers by Participating Institutions that relate to hedging the interest rate exposure on the loans to be acquired.

The Eligible Bank Assets are being acquired on a phased basis from April 2010, with the largest systemic exposures to the Irish banking system acquired first. Details of each tranche of assets to be acquired will be set out in the form of an acquisition schedule issued by NAMA prior to each acquisition date. It is expected that all Eligible Assets will have been transferred by December 31, 2010.

In acquiring such assets, NAMA will apply a valuation methodology which will take account of the current market value and the long term economic value on a loan by loan basis. As loan quality, geographic distribution and type of loans vary from institution to institution, each loan will be valued individually. As a result the aggregate discount applied to gross loan values in determining the consideration to be paid by NAMA will vary from institution to institution. Participating Institutions are required to accept the valuations set by NAMA, subject only to certain limited rights of objection.

As consideration for Eligible Bank Assets transferred, NAMA will issue to financial institutions a combination of Government guaranteed bonds, issued by NAMA (not less than 95% of the consideration) and subordinated bonds

(not more than 5% of the consideration). These Government guaranteed bonds will be marketable instruments that are capable of being pledged as funding collateral to debt market investors and to monetary authorities such as the ECB.

Payments on the subordinated bonds are subject to the requirement that NAMA has sufficient funds, both annually (in respect of coupon payments) and in order to repay the Government guaranteed bonds and subordinated bonds, based on a measure of financial performance of NAMA in totality (rather than on the financial performance of the Eligible Bank Assets acquired from any particular Participating Institution). The subordinated bonds are not guaranteed by the Irish Government and they are not expected to be marketable, they could have a value less than their nominal face value and the payment of interest and repayment of capital is dependent on the performance of NAMA.

At December 31, 2009, the Group considered that the estimated Eligible Bank Assets which were expected to be transferred to NAMA met the criteria for classification as assets held for sale. Thus, the relevant loans and advances to customers, derivatives and accrued interest have been reclassified to assets held for sale as at December 31, 2009. The assets classified as assets held for sale to NAMA continue to be measured on the same basis as prior to their classification as assets held for sale. In particular, loans and advances to customers continue to be measured at amortised cost less any incurred impairment losses. In accordance with accounting standards, de-recognition of these assets held for sale will occur when substantially all the risks and rewards of ownership have been transferred to NAMA. This will only occur on a phased basis as ownership of each tranche is legally transferred to NAMA.

Based on the Eligible Asset Regulations (as contained within the NAMA regulations), internal review work to identify all loans falling within the eligibility criteria and ongoing interaction with NAMA, the Group expects to transfer total land and development and associated loans of approximately €12.2 billion gross together with related derivatives and accrued interest of €0.2 billion. Net of impairment provisions of €2.8 billion which are held against these loans at December 31, 2009, this estimate would imply a net transfer of €9.6 billion of Eligible Bank Assets to NAMA.

As at
December 31, 2009
€m

Assets held for sale to NAMA
Land and development loans	8,522
Associated loans	3,713

12,235
Impairment provisions	(2,778)

9,457
Derivatives	93
Accrued interest	31

Total assets held for sale to NAMA	9,581

Analysed by operating segment
Retail Republic of Ireland	2,470
UK Financial Services	2,765
Capital Markets	4,346

Total assets held for sale to NAMA	9,581

The fair values and notional amounts of derivative instruments held for sale to NAMA are set out in the table below:

	Contract/
	notional	Fair Values
December 31, 2009	amount	Assets	Liabilities
	€m	€m	€m

Derivatives held for trading
Interest rate derivatives
Interest rate swaps	2,001	88	—
Over the counter interest rate options	348	5	1

Total derivatives held for trading	2,349	93	1

As interactions with NAMA and the internal review work are ongoing and the possibility that loans that are expected to transfer may be repaid or refinanced with other banks, there is uncertainty as to the final amount of eligible assets that will transfer.

The Group expects to incur a loss on disposal of the Eligible Bank Assets to NAMA arising from the difference between the fair value of the consideration to be received and the carrying value of the Eligible Bank Assets to be disposed of together with the costs of disposal and any provision that may be required under accounting standards due to the ongoing cost of servicing these assets on behalf of NAMA.

The principal determinant of the expected loss on disposal is the difference between the discount applied to the original gross Eligible Bank Asset value in arriving at NAMA’s valuation and the impairment provisions recorded against the Eligible Bank Assets under Accounting Standards. This discount or “haircut” to original asset value is calculated on a different basis and using a different methodology to the determination of impairment provisions under accounting standards.

In accordance with Accounting Standards, the loss on disposal will only be recognised on the actual transfer of each tranche of assets to NAMA. At the same time as recognition of such losses, the Bank will benefit from a reduction in its risk weighted assets for regulatory capital purposes.

The loss on disposal of Eligible Bank Assets will be tax deductible. However, the use of such tax losses in future years will be restricted as set out in part 10 of Schedule 3 of the National Asset Management Agency Act 2009 (the “Act”). This inserts a new section 396C into the Taxes Consolidation Act 1997 which limits the utilisation of tax losses carried forward by an institution participating in NAMA. It lengthens the period over which the deferred tax asset created will reverse by restricting the amount of profits against which trading losses can be utilised. The balance is available for indefinite carry forward. There is no time limit on the utilisation of these losses.

In addition, the Act provides that, on the later of ten years after the passing of the Act or the dissolution, restructuring or material alteration of NAMA, in the event that the accounts of NAMA disclose an underlying loss, the Minister for Finance may bring forward legislation to impose a special tax by way of surcharge on Participating Institutions to recover such loss.

The first tranche of assets transferred from the Group to NAMA on April 2, 2010. This tranche comprised €1.9 billion of assets (before impairment provision) for which consideration of €1.2 billion in Government guaranteed bonds and subordinated bonds was received. This resulted in a discount to gross loan value of approximately 36%.

These loans (including accrued interest) comprised land and development loans of €0.9 billion and associated loans of €1.0 billion. As at December 31, 2009, the Group held impairment provisions of €0.3 billion against these loans. In addition, the transfer included associated derivatives with a fair value of €15 million.

The nominal consideration receivable for these Eligible Bank Assets amounted to €1.2 billion and a loss of €0.4 billion (before the impact of any adjustment required to record the subordinated debt at fair value and any provision that may be required for ongoing servicing costs) will be recognised in the Group’s income statement for the year ending December 31, 2010.

The limited number and nature of loans involved in this first tranche mean that it may not be a representative sample of the total portfolio of assets held for sale to NAMA and consequently the loss on sale is not necessarily indicative of the loss that the entire portfolio of Eligible Bank Assets that may ultimately transfer. The loss on sale that is expected to ultimately arise for the Group is a function of the quantum of assets to be transferred, the mix of those assets as between land, development and associated loans and the discount that is applied to the assets transferring on a loan by loan basis. Accordingly the Group is currently unable to accurately quantify the ultimate expected loss on transfer of all of the Bank’s Eligible Bank Assets to NAMA.

As a Participating Institution in NAMA, the Bank is subject to additional directions from the Financial Regulator and/or the Minister for Finance as to the conduct of its business. Under section 206 of the NAMA Act, the Financial Regulator may, with the approval of the Minister for Finance, give a direction to a Participating Institution in order to achieve the purposes of the NAMA Act. A direction under this section may restrict balance sheet growth, restrict the institution’s ability to take over other credit institutions, require balance sheet reductions, or restrict or require consolidation and merger of Participating Institutions. Under section 207 of the NAMA Act the Financial Regulator may also direct a Participating Institution in writing to make any report that the Financial Regulator considers necessary to monitor the Participating Institution’s compliance with the obligations under or by virtue of the NAMA Act. Pursuant to section 208 of the NAMA Act, a Participating Institution may also be directed by the Minister for Finance to draw up, or amend, a restructuring or business plan and take reasonable steps to ensure than any draft business plan submitted to the Minister for Finance accurately contains all relevant information. If the Minister for Finance approves a draft business plan, the Participating Institution is obliged to take reasonable steps to implement that plan.

Credit Review Guidelines under the NAMA Act

On March 30, 2010 the Minister for Finance brought into force the Credit Review Guidelines regarding lending practices and procedures relating to the review of decisions of Participating Institutions, including the Bank, to refuse credit. The guidelines set out the procedures to be operated by the Credit Reviewer. The Credit Reviewer has the power to review a Participating Institution’s decision to refuse a credit application for between €1,000 and €250,000 by an SME, a sole trader or a farming enterprise. Where the Credit Reviewer makes a recommendation that, considering the viability and repayment capacity of the applicant, the credit facilities should have been granted, the Participating Institution is required to either comply with the recommendation or issue an explanation as to why compliance with the recommendation is not appropriate. The guidelines do not grant the Credit Reviewer the power to override the lending decision of the Participating Institution.

In addition to the power to review individual applications, the Credit Reviewer also has a general power to review the lending policies (including from the perspective of a particular sector) of each Participating Institution and to issue reports to the Minister for Finance following such a review.

NPRFC Investment

See item 10 Charter and Bye-Laws.

Proposed new legislation impacting the regulation and supervision of the banking sector

On March 30, 2010 the Government published the draft Central Bank Reform Bill 2010. The draft bill contains a number of provisions which will, if enacted, impact on the regulation of the Bank, including:

•	the requirement for the Central Bank of Ireland (as the CBSFAI will be known once reconstituted under the bill) to approve, prior to their appointment, key office-holders in financial service providers (the types of office-holder to which this obligation will apply will be prescribed by secondary legislation or by orders issued by the Central Bank of Ireland, which as at the date of this Form 20-F have not been published);

•	the power of the Central Bank of Ireland to suspend or remove a director, chief executive or other senior executive prescribed in secondary legislation from his or her position in a financial services provider;

•	the power of the Central Bank of Ireland to impose levies for the purposes of funding regulation of financial service providers.

The draft bill proposes the removal of the promotion of financial services as one of the functions of the Central Bank of Ireland. The draft bill also provides for the transfer of some of the consumer information and education functions from the Central Bank of Ireland to the National Consumer Agency, with the National Consumer Agency being granted the power to impose levies on financial service providers, including the Bank, for the purposes of funding its performance of these functions.

The draft bill is subject to amendment in the legislative process and might not be enacted or might be enacted with material amendments to the current draft.

The Minister for Finance announced on March 30, 2010 that a second bill will be introduced in the autumn of 2010 which will contain additional new and enhanced regulatory powers and functions for the Central Bank of Ireland, and that a third bill would be subsequently proposed for the purposes of consolidating the current legislation on banking regulation.

As part of the EU Restructuring Plan, the Irish Government is proposing to enact legislation to enhance competition in the Irish banking sector.

Investigation into the banking system

On January 19, 2010, the Minister for Finance announced a framework for an investigation into the factors which contributed to the Irish banking crisis within the context of the international economic and financial environment at that time.

As part of the first stage of the investigation into the banking system, the Government commissioned two preliminary investigatory reports. A report on the functions of the CBFSAI over the period from the establishment of the Financial Regulator in May 2003 to the end of September 2008 has been prepared by the recently appointed Governor of the CBFSAI. A second report, dealing with an investigation into the specific factors within the Irish banking sector which exacerbated the impact of the international financial crisis for Ireland, has been prepared by independent experts appointed by the Minister. This preliminary report involved inquiry into the conduct, management and corporate governance of individual financial institutions, including the Bank.

Both preliminary reports have been submitted to the Minister and have been published. Their findings are expected to form the basis of the terms of reference of a formal statutory investigation (the “Statutory Commission of Investigation”) which will be established by the Government pursuant to the Commissions of Investigation Act, 2004. At the second stage of the investigation into the banking system, it is expected that the Statutory Commission of Investigation will examine the performance of individual banks and bank directors, the performance of regulatory authorities, the response of Government and Government agencies and the structure of the banking system in Ireland generally.

The Government anticipates that the Statutory Commission of Investigation will be established by June 30, 2010 and complete its work by the end of 2010, at which point its findings will be laid before the Finance and Public Service Oireachtas Committee for its consideration. Further inquiry may result from the findings of the Statutory Commission of Investigation, including the possibility of public hearings.

Further information including the preliminary reports are available on www. bankinginquiry.gov.ie.

UNITED KINGDOM

In respect of its banking operations in the United Kingdom, Bank of Ireland has the status of “credit institution” under the Banking Consolidation Directive. Pursuant to the Banking Consolidation Directive, Bank of Ireland has the right to provide banking services on a cross-border basis, or through the establishment of a branch, to clients located in other EEA member states (known as “host” member states) on the basis of its “home” (Irish) authorisation, without the need for separate authorisation by the competent authorities of those “host” member states. This is known as “passporting”, and Bank of Ireland has exercised its EU “passport” rights to provide banking services in the United Kingdom through the establishment of branches and also the provision of services on a cross-border basis.

The powers of the FSA in relation to EEA credit institutions are less extensive than those in relation to United Kingdom credit institutions because, pursuant to the principle of “home country” control incorporated in the Banking Consolidation Directive, the competent authority of the “home country” (in Ireland, the Financial Regulator) has primary responsibility for the supervision of credit institutions incorporated in another EEA state. The FSA, however, retains specific responsibility, in conjunction with the Financial Regulator, for supervising the liquidity of branches of EEA credit institutions which operate in the United Kingdom. The FSA also has the right to carry out on-the-spot verifications of supervisory information relating to branches and for ensuring that EEA credit institutions carrying on activities listed in the Banking Consolidation Directive in the United Kingdom take sufficient steps to cover risks arising from their open positions on financial markets in the United Kingdom. The FSA is also able to apply conduct of business rules to credit institutions providing banking services in the United Kingdom. For example, in relation to deposit taking, it has made rules about conduct of business, approval of advertisements, the handling of complaints and the avoidance of money laundering.

Under the Banking Consolidation Directive as implemented in the United Kingdom, the FSA is empowered in specified circumstances to impose a prohibition on, or to restrict the listed activities of, an EEA credit institution providing services into the United Kingdom. Consistent with the allocation of supervisory responsibilities in the Banking Consolidation Directive, the FSA would usually exercise its power only after consulting the relevant home state authority which, as “consolidated supervisor” under the Banking Consolidation Directive, amongst other things, coordinates the gathering and dissemination of information amongst any relevant supervisory authorities. The home state authority also provides for the exchange of information and the planning and co-ordination of supervisory activities in crisis situations and in cases where the authorities become aware of contraventions of the law by institutions covered by the Banking Consolidation Directive operating in their territory. The FSA can also enforce its conduct of business rules and has certain other enforcement powers under UK legislation.

Because Bank of Ireland has established a place of business in England, it is subject to the provisions of the United Kingdom Companies Act 2006 which affect overseas companies.

In respect of its banking operations in Northern Ireland, Bank of Ireland is empowered under the Bank of Ireland Act, 1821 to issue bank notes as local currency, and is subject to the provisions of the Bankers (Northern Ireland) Act, 1928, the Bank of Ireland and Subsidiaries Act, 1969 and the Financial Services and Markets Act 2000, as amended (“FSMA”) in respect thereof.

Since December 1, 2001, the FSA’s power and responsibilities derive from the FSMA. The scope of the FSMA was extended in 2004 to include the sale and administration of retail mortgages and long-term care insurance, and in 2005 for general insurance intermediation. It was further extended in 2009 to include the provision of certain banking services that were previously covered by the Banking Code. In January 2005, Post Office Limited became an appointed representative of Bristol & West plc (a wholly owned subsidiary of the Group), which was regulated by the FSA, in respect of its activities in relation to the POFS joint venture with the Group and remained such a representative until September 30, 2007. With effect from October 1, 2007, Post Office Limited became an appointed representative of Bank of Ireland.

The FSA’s basic method of supervising banks involves the regular reporting of statistical information and a regular set of returns giving balance sheet and consolidated statement of income data, material on the maturity structure of assets and liabilities, sectoral analysis of business and details of concentration of risk in assets and deposits. Review meetings are held by the FSA with the management of regulated firms. Under the risk based approach introduced in 2001, the FSA’s supervision of banks is based on a systematic analysis of the risk profile of each bank. The FSA also publishes requirements it expects banks to meet on matters such as capital adequacy, limits on large exposures to individual entities and groups of closely connected entities and liquidity.

In order to maintain authorisation under the FSMA, regulated firms must be able to demonstrate that they meet, (and will continue to meet) a number of “threshold conditions” set out in the FSMA. For example, authorised firms must have adequate financial resources, not have “close links” of a nature that would impede the FSA’s supervision of the firm and generally satisfy the FSA that they are a “fit and proper” person. In addition, firms are subject to the rules set out in the FSA Handbook, which also provides guidance on the application and interpretation of these rules. The FSA Handbook contains rules governing senior management arrangements, systems and controls, conduct of business, training and competence, money laundering and complaints handling. Any person within an FSA-

regulated firm performing a “controlled function” will also need to be personally approved by the FSA under its “Approved Persons” regime. Approved persons are individually regulated by the FSA, and personally accountable to it, and must meet ongoing standards of conduct and fitness and propriety.

The FSA has the power to take a wide range of disciplinary actions against regulated firms and any FSA approved persons, including private warnings, public censure, the imposition of fines, the variation, suspension or termination of the firm’s authorisation or the removal of approved status from individuals.

In the United Kingdom, persons carrying on consumer credit business, consumer hire business or an ancillary credit business need a consumer credit licence from the UK Office of Fair Trading under the UK Consumer Credit Act 1974.

The licences cover only the activities listed in the licence and business carried out in the names specified in the licence. Various members of the Group hold such licences in relation to regulated consumer credit lending and mortgage broking. The Director General of Fair Trading has certain powers in relation to these licences and these activities. The Office of Fair Trading from time to time issues general or sector-specific guidance on what it expects of fit persons who hold licences, and breaches of the Consumer Credit Act 1974 may be taken into account by the Office of Fair Trading in determining whether a person is fit to hold a licence.

The Isle of Man operates the Depositors Compensation Scheme (the “DCS”), in which Bank of Ireland IOM Limited participates. The DCS compensates people with money in current and deposit accounts in financial institutions in the Isle of Man (including in the Bank) with up to £50,000 of net deposits (loans may be netted off against any deposits held with the same deposit taker) per individual depositor or £20,000 for most other categories of depositor. Cover is calculated per depositor, per deposit taker, if a bank fails. Participants in the DCS may be directed, by written notice, to make contribution levies in respect of the DCS compensation fund. These levies may, in any one financial year, equate to the greater of £35,000 and a sum representing 0.125% of the average deposits of the participant as determined by the manager of the scheme, up to a maximum of £350,000. In addition, participants in the DCS may be directed to provide security in respect of any present or future levy contributions.

The Group announced in April 2010 that it has been actively considering transferring part of its UK business into a newly incorporated, wholly-owned subsidiary. The establishment of a UK subsidiary, which would be directly regulated by the FSA, would enable the Group to offer products in the UK market that are directly comparable with existing UK mainstream providers from a risk and protection standpoint. The subsidiary would be likely to involve the Group’s Post Office joint ventures, its branch business in Northern Ireland and other parts of its UK business banking operations.

UNITED STATES

In the United States, Bank of Ireland, its Connecticut branch, its representative offices and certain US subsidiaries are subject to a comprehensive regulatory structure involving numerous statutes, rules and regulations.

Bank of Ireland operates a branch in Connecticut from which it conducts a wholesale banking business. The branch is licensed by and is subject to regulation and examination by the Connecticut Department of Banking. Bank of Ireland has representative offices in the States of New York and Illinois. These representative offices are licensed by their respective states and are subject to the laws and regulations of those states. In addition, the Board of Governors of the Federal Reserve System exercises examination and regulatory authority over the branch and the representative offices. The regulation of the Connecticut branch imposes restrictions on its activities, as well as prudential restrictions, such as limits on extensions of credit to a single borrower. The branch does not accept retail deposits and its deposits and obligations are not insured by the US Federal Deposit Insurance Corporation or any other United States government agency. All covered liabilities of the branch are guaranteed by the CIFS Guarantee Scheme.

The Connecticut Department of Banking has the authority to take possession of the business and property of the Group located in Connecticut in certain circumstances relating to the branch. Such circumstances generally include violation of law, unsafe business practices and insolvency.

By operating a branch in the United States, Bank of Ireland and its subsidiaries are subject to regulation by the Board of Governors of the Federal Reserve System under various laws, including the International Banking Act of 1978 and the Bank Holding Company Act of 1956. In this regard, Bank of Ireland has elected to become a “financial holding company” under the Bank Holding Company Act of 1956. Financial holding companies may engage in a broader spectrum of activities, including underwriting and dealing in securities and merchant banking activities, than are permitted to banking organisations that are not financial holding companies. To maintain its financial holding company status, Bank of Ireland is required to meet or exceed certain capital ratios and its branch is required to meet or exceed certain examinations ratings. The failure to maintain financial holding company status could limit the activities of Bank of Ireland and its subsidiaries in the US and have other adverse consequences.

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

Bank of Ireland’s subsidiaries in the United States are also subject to regulation by applicable federal and state regulations with regard to their activities in the asset based lending, currency exchange, asset management and investment advisory businesses.

ECONOMIC CONDITIONS AFFECTING THE GROUP

The majority of the Group’s business activities are in Ireland and the UK.

The Irish economy has experienced a steep and prolonged recession; annual GDP contracted by 3% in 2008, according to the Irish Central statistics Office (CSO), and by a further 7.1% in 2009. The construction sector was a significant factor behind the slowdown; house building fell by 34% in 2008 and 48% in 2009 while non-residential construction also declined last year, bringing the total fall in real construction spending in 2009 to 34%. The corporate sector also reduced spending on machinery and equipment and as a result total capital formation declined by 30% in 2009 following a 16% fall in the previous year. Consumer spending, which accounts for about half of GDP, fell by over 7% in volume terms in 2009, reflecting falling household disposable income and a rise in the savings ratio, the latter affected by uncertainty about the path of future income in the face of a sharp deterioration in the labour market; the unemployment rate rose from under 5% in 2007 to 13.4% in the first quarter of 2010. Household disposable income appears set to decline again this year, reflecting a further fall in employment, minimal wage growth, if any, a higher tax burden and falling rental income. Interest rates are now at historically low levels, however, which will offer some respite to households with debt, and consumer prices have fallen, so supporting real incomes; retail sales rose on an annual basis in the first quarter of the year, implying stabilization in consumer spending. The external sector provided the only major stimulus to the economy in the downturn and the consensus GDP forecast for 2010, as revealed in a Reuter’s poll, expects this trend to continue, offsetting a further decline in domestic demand to give a broadly flat GDP growth figure for the year as a whole.

The Irish housing market has also slowed appreciably since a cyclical peak in early 2007 and prices to March 2010 had fallen by over 34% from the high, according to the Permanent TSB index (a leading Irish housing price indicator). Mortgage lending fell in 2009, reflecting tighter credit standards, a change in price expectations and the impact of the ‘credit crunch’. The cost to banks of funding in the wholesale money markets has risen substantially, as has the cost of term funding, putting a premium on customer deposits. Rents have also declined and are 25% below the peak according to the CSO. Commercial property in Ireland has fallen sharply in value (by over 55% from the peak to end-March 2010 according to IPD) but investment returns on commercial property were positive in the first quarter of 2010 for the first time in two years, implying a possible bottom in that market.

The fall in economic activity and the decline in asset prices badly affected the Government’s finances; the General Government deficit exceeded 14% of GDP in 2009 and the Department of Finance expects the deficit to exceed 11%

of GDP in 2010. The Government has responded by raising taxes and cutting expenditure. S&P has reduced Ireland’s sovereign debt rating from AAA to AA.

The UK economy also experienced a recession (GDP fell by 4.9% in 2009) but activity has picked up again with GDP recording positive growth in the final quarter of 2009 and the first quarter of 2010. The consensus forecast is for GDP growth of 1.3% in 2010 and over 2% next year. The Bank of England responded to the downturn by cutting interest rates to an historic low of 0.5% and embarked on more unconventional policies, including the purchase of £200bn in bonds (mostly Gilts), funded by the creation of bank money in an effort to boost credit creation and stimulate economic activity. Mortgage lending has begun to pick up, albeit modestly, and house prices have also risen from the lows, according to the Nationwide index. Commercial property values also fell substantially in the recession but are also rising again according to the IPD index.

In a broader international context the global economy is recovering from an unusual severe downturn, with the developing economies leading the upturn. There has also been a pronounced policy response from the major economies, involving expansionary fiscal and monetary policy and more direct intervention to support the banking sector. The path of the recovery remains uncertain, however, and many banks are seeking to boost capital and reduce risk weighted assets, adding to a difficult business environment for the banking sector.

Item 4A	UNRESOLVED STAFF COMMENTS

None.

Item 5	OPERATING & FINANCIAL REVIEW AND PROSPECTS

Overview

In February 2010, the Group announced that it was changing its financial year from March 31 to December 31, (see note 1 to the Consolidated Financial Statements). The nine month trading period ended December 31, 2009, was very difficult for both our customers and our business and this has been reflected in the substantial increase in credit losses.

Delivering Group Stability

The operating environment was very difficult in the nine months to December 31, 2009 with a further contraction in the level of economic activity across our core markets in Ireland and the UK and difficult economic conditions globally. Towards the end of the period the economic environment showed some signs of stabilisation with the pace of decline in key metrics beginning to slow.

With hindsight, it is clear that the Bank’s growth ambitions in previous years had been framed against an overly optimistic view of the outlook for the Irish economy and it was too exposed to the property sector and too reliant on wholesale funding. Consequently the Group was particularly affected by the severe economic downturn of the last two years in the Irish market compounded by the worst turmoil global financial markets had experienced since the 1930s.

The Irish Government acted decisively in support of the Irish banks during this time to underpin their systemic contribution to economic recovery. The priority was to enhance the availability of liquidity and ensure the continued access to funding for the Irish banking system. In common with initiatives introduced by other governments to protect their financial systems and economies, a number of key initiatives were implemented by the Irish Government. These included: in September 2008 the introduction of the Credit Institutions (Financial Support) Scheme 2008 which guarantees deposits and certain liabilities for participating banks until September 2010; in March 2009 the National Pension Reserve Fund Commission made a €3.5 billion investment in Bank of Ireland via 8% coupon preference stock (with warrants); in December 2009 the introduction of the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 (the ‘ELG Scheme’), which provides participating banks with the option to issue (before September 2010) guaranteed or un-guaranteed debt securities and deposits with a maturity of up to five years; and in December 2009 the establishment of NAMA which is acquiring performing and non-performing land and development and associated loans (primarily investment property loans) from participating banks.

Bank of Ireland also implemented a strategy during this time to stabilise the Group, strengthen our capital position, enhance our funding, reduce our costs, while continuing to support our customers.

With respect to capital and funding:

•	In November 2008 we cancelled dividends on ordinary stock to preserve capital;

•	In January 2009 we announced our withdrawal from the intermediary sourced mortgage market in the UK and we commenced the process of winding down a series of non-core international lending portfolios in Capital Markets which we expect will reduce the size of our balance sheet over time (as at December 31, 2009 loan assets in these activities totalled approximately €34 billion). This reduction of assets, which will be managed for value, will reduce the quantum of wholesale funding we require, will lower our risk-weighted assets and, as a result, will strengthen our capital ratios;

•	In June 2009 we completed a debt re-purchase programme of a nominal value of €1.7 billion Euro, Sterling and US Dollar denominated Tier 1 securities. The gain generated from the re-purchase increased Equity tier 1 capital by €1 billion;

•	In February 2010 we completed a debt-for-debt exchange whereby we exchanged certain Lower tier 2 securities for a new series of longer dated Lower tier 2 securities. This resulted in a gain to Equity tier 1 capital of €405 million whilst leaving our total capital position unchanged;

•	In February 2010 we issued 184 million units of Ordinary Stock to the NPRFC in lieu of the €250 million cash dividend otherwise due on the 2009 Preference Stock;

•	Between January 2009 and March 2010 we raised approximately €14 billion of term funding (wholesale funding with a maturity of one year or greater) in total across a series of benchmark deals and private placements;

•	On April 26, 2010, the Group announced its Proposals to further strengthen capital (subject to shareholder approval);

•	On May 19, 2010 at the Extraordinary General Court (EGC) of Bank of Ireland, the shareholders passed all the resolutions to enable the completion of the proposed capital raise; and

•	On June 9, 2010 the Group announced the completion of its capital raising Proposals which generated additional equity tier 1 capital of €2.9 billion, with the transaction setting on June 14, 2010.

NAMA

In January 2010 at our Extraordinary General Court, our stockholders voted in favour of Bank of Ireland’s application to participate in NAMA, and in February 2010, the Minister for Finance confirmed our designation as a participating member. Performing and nonperforming land and development loans, together with associated loans (primarily investment property loans), collectively defined as Eligible Bank Assets, are expected to be acquired by NAMA on a phased basis from early April 2010, with the largest systemic exposures to the Irish banking system being acquired first.

Our original estimates of assets transferring to NAMA were based upon the disclosure made by the Minister for Finance in his speech of September 16, 2009 where the Minister indicated that circa €16 billion of both performing and non-performing assets would transfer to the Agency from Bank of Ireland. Since that date, and taking into account the impact of the EU approval of NAMA on February 29, 2010, we have had ongoing interaction with NAMA and have conducted a comprehensive internal review to identify all loans falling within the eligibility criteria based on the Eligible Asset Regulations formulated by NAMA.

Largely as a result of this review, we expect to retain loans of circa €3 billion from the original estimate of €16 billion on the Bank’s balance sheet and transfer loans of circa €12.2 billion to NAMA.

Of the circa €3 billion of loans which we expect to retain, approximately one third are land and development loans and two thirds are associated loans. The estimates of impairment losses on the non-NAMA bound loans and advances to customers of €4.7 billion to March 31, 2011 includes estimates of impairment losses on these assets which are now no longer expected to transfer to NAMA.

The loans we now expect to transfer to NAMA of circa €12.2 billion have impairment provisions of €2.8 billion at December 31, 2009 and, together with related derivatives of €0.2 billion, will give rise to a net transfer of €9.6 billion of Eligible Bank Assets to NAMA. The loans are expected to comprise €8.5 billion of land and development loans and €3.7 billion of associated loans.

The Group has completed the transfer of the first tranche of loans of gross €1.9 billion to NAMA in early April 2010 comprising of €0.9 billion of land and development loans and €1.0 billion of associated loans. The consideration for these assets will amounted to €1.2 billion.

While the limited number and nature of loans involved in this first tranche may not be representative of the total portfolio, applying this level of discount to the total portfolio would result in a loss of €4.4 billion (before taking account of impairment provisions of €2.8 billion at December 31, 2009). We have developed a model which we believe replicates the NAMA valuation methodology and have put through that model a sample of €6 billion — approximately 50% — of the loans we expect to go to NAMA, including the first tranche. This model indicates that, on this sample, the level of discount would be similar to that pertaining to the first tranche. We believe, therefore, that the value of the discount on the total portfolio transferring to NAMA will be within the guidance we provided at our Extraordinary General Court meeting in January 2010. However the actual loss will be known only on completion of the relevant due diligence and valuation exercises on a loan by loan basis.

Impairment — non-NAMA assets

The Group have conducted an extensive internal review of our impairment estimates on our non-NAMA bound loans and advances to customers. The outcome of this review is to confirm that the outlook for impairments on our non-NAMA bound loans remains as expected and we confirm our previous guidance of an impairment charge for these loans of €4.7 billion over the 3 years ending March 31, 2011. The Group believe that the impairment charge on our non-NAMA loans and advances to customers has peaked in 2009 and will reduce progressively in each of 2010, 2011 and 2012.

Funding

We have made good progress in improving our funding profile and our core loan portfolio, which excludes those loans in run-off or transferring to NAMA, is now substantially matched by an equivalent amount of customer deposits. A key focus of the Group is to reduce its reliance on the Government Guarantee Schemes which are currently due to expire on September 29, 2010 and we are positioning ourselves to disengage from these schemes in a prudent and safe manner. We prioritised the gathering of customer deposits in the nine months ended December 31, 2009 which have increased by 2% to €85 billion since March 31, 2009. In addition we have reduced the quantum of our wholesale funding to €61 billion at December 31, 2009, down from €74 billion at March 31, 2009. We also extended the maturity profile of this wholesale funding with 32%, at December 31, 2009, having a maturity profile of one year or greater compared to 27%, at March 31, 2009. Taking account of the deleveraging initiatives outlined above, the Bank is targeting a Group loan / deposit ratio of less than 130% by December 2012.

Capital

We continued to supplement the Group’s capital which is a key priority for us. Liability management initiatives, outlined above, generated circa €1.4 billion of additional Equity tier 1 capital. However the losses recorded in the period, largely as a result of the sharp increase in impairment charges, resulted in an overall reduction in our capital ratios. On a proforma basis at December 31, 2009, reflecting the February 2010 Lower tier 2 exchange, our Equity tier 1, Core tier 1, Tier 1 and Total capital ratios were 5.8%, 9.3%, 10.2% and 13.4% respectively which compares to 6.2%, 9.5%, 12.0% and 15.2% respectively at March 2009.

On March 30, 2010, the Financial Regulator publicly advised the market of the outcome of the Prudential Capital Assessment Review for Bank of Ireland and he determined that the Group needed to raise an additional €2.66 billion of equity capital by December 31, 2010. This outcome was aligned with our previously held views. To support the Group’s capital needs, the State committed to converting part of its €3.5 billion 2009 Preference Stock into ordinary equity.

On April 26, 2010 the Group announced its Proposals to further strengthen capital with a proposal to raise not less than €2.8 billion of capital through the implementation of an Institutional Placing, NPRFC Placing, Rights Issue (including the NPRFC Rights Issue Undertaking), and Debt for Equity Offers.

The Group has completed all elements of these Proposals which included;

•	a firm placing to Private Investors of c. 327 million units of ordinary stock at a price of €1.53 per unit for €0.5 billion (which represented a 15% discount on the closing price of €1.80 per unit of ordinary stock on April 23, 2010);

•	a firm Placing to the NPRFC that involved the conversion of 1,038 million units of the 2009 Preference Stock at a subscription price of €1 each into ordinary stock at the closing price on April 23, 2010 (€1.80 per unit of ordinary stock);

•	under the Debt for Equity Offers, existing holders of eligible debt securities got the opportunity to exchange those securities for a) cash proceeds raised from the allotment of ordinary stock on behalf of these bond holders in the rights issue or b) allotment instruments of up to €200 million (which automatically convert into ordinary stock on the conversion day). Participation in the offer was 57% resulting in a total gain of circa €233 million (this was in addition to the €1.4 billion additional equity tier 1 Capital arising from the earlier liability management initiatives) of which €100 million was applied to reduce the rights issue;

•	the NPRFC committing to take up its full rights in respect of its holdings and the consideration was the conversion of units of the 2009 Preference Stock at a subscription price of €1.00 each into ordinary stock at the rights issue price;

•	the warrants held by the NPRFC to subscribe for 334,737,148 units of ordinary stock were cancelled on May 19, 2010 in return for the payment of €491 million in cash by the Bank to the NPRFC; and

•	the estimated aggregate costs associated with the Proposals above are €130 million (inclusive of VAT).

•	Ordinary stockholders were invited to subscribe for rights issue stock at a price of €0.55 per new unit of ordinary stock on the basis of 3 new units of ordinary stock for every 2 existing units of ordinary stock held. This price represented a discount of 41.7% to the theoretical ex-rights price (TERP). Stockholders participation in the Rights Issue was fully underwritten by international investment banks and sub-underwriters and the results were announced on June 9, 2010, with the transaction settling on June 14, 2010. Valid acceptances of 94.63% was received from the 3,136,446,163 units of ordinary stock issued. The balance of the rights issue stock was placed with investors on June 9, 2010 at a price of €0.75. The Bank also announced the results of the US Debt for Equity offer in relation to late tenders received of $1.25 million.

These capital proposals completed on June 8, 2010 and settled on June 14, 2010.

The net impact of the above Proposals is to increase the Group’s equity tier 1 capital by €2.9 billion as follows:

€ m

Placing*	1,536
Rights Issue	1,725
Debt for Equity	295

3,556
Warrant Cancellation	(491)
Costs and Fees	(130)

Net Increase	2,935

*	Institutional placing and NPRFC Placing.

European Commission

As part of the European Commission’s State aid review, we submitted our restructuring plan to the European Commission on September 30, 2009. Over the last number of months, the Department of Finance and Bank of Ireland have been involved in detailed discussions with the European Commission in relation to the terms of our restructuring plan.

The Group expects that the decision regarding the approval of the proposed measures, including the final binding terms of the EU Restructuring Plan, will be taken by the European Commission, by mid-2010. Therefore, at the date of the Form 20-F, there can be no certainty as to the outcome of the State aid proceedings and the content of the final EU Restructuring Plan. The Group expects, however, based on the current status of its negotiations through the Department of Finance with the European Commission that the final EU Restructuring Plan is likely to consist of the key elements set out in note 58(h) in the notes to the consolidated financial statements.

A Strengthened Platform for Sustainable Growth

Bank of Ireland is emerging from this crisis a changed and more focused bank. We are now directing our capital and resources to our core business portfolios where we have clear competitive strengths and capabilities, and strong positions in markets with attractive growth opportunities.

Core portfolio

•	In Ireland, our objective is to be the number one retail and commercial bank. We believe that Ireland is an attractive banking marketplace with favourable demographics, a pro-business environment, and a changing competitive landscape. We have leading positions in our main business segments holding the number one or two market positions for our principal product and market segments across each of our business units.

•	In the UK, we continue to grow our consumer banking franchise through our partnership with the UK Post Office. This franchise has in excess of two million customers accessing our comprehensive range of products through over 11,500 Post Office branches. In addition to our consumer banking activities in England, Scotland and Wales we will maximise the opportunities offered by our network of branches in Northern Ireland and continue to develop our Business Banking, Corporate Banking and Treasury activities focused on specific customer segments in the UK.

•	Internationally, we remain fully committed to developing further in the US and continental Europe those activities where we believe we have clear competitive strengths and capabilities, namely: our corporate banking specialist lending businesses in the areas of global project finance, mid-market leveraged acquisition finance, comprehensive asset based lending, together with our treasury management services.

Non-core portfolio

In line with our continuing objective to de-lever our balance sheet we are reducing the assets in our non-core portfolios through a disciplined process of run-off and / or disposals as market opportunities allow. This reduction of assets will continue to be managed for value. For example we will reduce our wholesale funding requirements in tandem with the realisation of proceeds from the run-down of our UK intermediary distributed mortgage portfolio of approximately €30 billion, our international capital markets lending portfolios of approximately €4 billion and the net proceeds from the transfer of circa €12.2 billion property loans to NAMA.

Net interest margin

Interest rates at historically low levels, together with intense competition, have resulted in an unsustainable mismatch in the pricing of our assets and liabilities. In the year ahead, as we position ourselves to achieve the financial stability which would allow us to cease our reliance on the Government guarantees, we plan to extend the maturity profile of our wholesale funding, which will reduce our net interest margin in the short term. Re-pricing of loan assets and deposits is a management priority, and while some progress has been made thus far, further steps are necessary in order for us to achieve a more appropriate net interest margin.

Costs

Costs remain a key strategic focus for the Group and our objective remains to reduce our cost base to align it better to meet the needs of the Group for the future. In this regard we are targeting to achieve a cost income ratio of below 50% in our 2013 financial year.

In the nine months to December 31, 2009 we reduced our costs by 11% compared to the nine months ended December 31, 2008, largely due to a further reduction in staff numbers together with continued rigorous management of all cost categories across the Group. Since March 2008, staff numbers are down by approximately

2,200, representing a reduction of 13%. While our overall costs have reduced, our pension costs have increased. The deficit on the Group’s pension schemes at December 31, 2009 was €1.6 billion (as calculated under IAS 19), primarily due to increased longevity of pensioners, lower interest rates, high wage inflation historically, and subdued investment returns. There is recognition between the Bank and all relevant parties that this situation is not sustainable and that we must agree a shared solution to address the issue. We are making good progress in this matter and further details are set out in note 58 on page F-49 in the notes to the Consolidated Financial Statements.

Outlook

Trading conditions in our core markets in Ireland and the UK in the first quarter of our 2010 financial year remained challenging though economic conditions have recently shown some signs of stabilisation after the substantial fall in economic output from early in 2008.

Net interest income is being impacted by a number of factors:

•	the low interest rate environment, together with the impact of continuing competition on deposit pricing, placing pressure on deposit margins;

•	the higher cost of wholesale funding as we continue to increase the quantum of term funding (wholesale funding with a maturity of one year or greater) in pursuit of our strategy to disengage in a prudent manner from the Government Guarantee Schemes; and

•	while lending margins on new business remain strong, low levels of new business activity mutes the impact of this.

As a result, we continue to anticipate some downward pressure on our net interest margin in 2010. Ongoing strong cost discipline across the Group and the benefits of business disposals and other initiatives implemented in the prior financial year continue to deliver cost savings as anticipated. The challenging economic conditions, unemployment and weak consumer sentiment continue to impact the loan impairment charge as expected. We continue to believe that loan losses on our non-NAMA-bound loan portfolios have peaked with the impairment charge progressively reducing as previously guided. Loan losses on these portfolios for the three year period to March 31, 2011 remain within the loan loss guidance of €4.7 billion.

The quantum of customer lending, including loans held for sale to NAMA, remains broadly unchanged at March 31, 2010 when compared to December 31, 2009 on a constant currency basis. The demand for new loans is muted. Competition for customer deposits remains intense and our customer deposits at March 31, 2010 are marginally lower compared to December 31, 2009 on a constant currency basis. In January 2010, the Group’s long term and short term credit ratings were downgraded by Standard & Poor’s to A- / A-2 with a stable outlook. This downgrade led to an initial outflow of some ratings sensitive international deposits. In the quarter ended March 31, 2010, the Group has raised approximately €4.5 billion in term funding (funding with a maturity greater than one year at date of issue). In line with the Group’s stated goals, the maturity profile of its wholesale funding has been extended with over 37% of its overall wholesale funding having a maturity of greater than one year at March 31, 2010 compared to 32% at December 31, 2009.

Performance Overview

Group loss before tax of €1,813 million for the nine month period ended December 31, 2009 compares to a loss before tax (LBT) of €23 million for the twelve month period ended March 31, 2009, with basic loss per share (LPS) of 168.6 cent for the nine month period, compared to earnings per share of 4.3 cent for the twelve month period ended March 31, 2009. Even allowing for the shorter reporting period this significant reduction is driven primarily by a reduction in total income (net of insurance claims) and a substantial increase in the impairment charge on loans and advances to customers, partly offset by a material reduction in total operating expenses.

The Group loss before tax for the nine month period ended December 31, 2009 included a gain of €1,037 million on the repurchase of tier 1 debt securities in June 2009 and a gain of €67 million as a result of an adjustment under effective interest rate (EIR) method of recognizing interest expense on subordinated liabilities arising from the restriction imposed by the EU Commission on the Group’s ability to make coupon payments on certain subordinated liabilities unless under a binding obligation to do so.

The twelve month period ended March 31, 2009 included an impairment charge of €304 million related to the Group’s US based asset management businesses, Guggenheim Alternative Asset Management LLC (Guggenheim) and Iridian Asset Management LLC (Iridian), which had been severely impacted by the downturn in the global asset management sector. During the nine month period ended December 31, 2009 the Group disposed of its interest in Guggenheim and Iridian resulting in a net loss of €3 million.

Total income (net of insurance claims and including gain on repurchase of subordinated liabilities) of €3,599 million for the nine month period ended December 31, 2009 is lower than the total income (net of insurance claims) of €3,957 million for the twelve month period ended March 31, 2009. The increased cost of deposits in highly competitive markets, higher cost of term funding in wholesale markets, lower fees and other income as a result of reduced business activities and asset disposals, the higher cost of the Government Guarantee Scheme and impairment on investment properties partly offset by the gain on repurchase of tier 1 debt securities in June 2009 are the principal factors underlying the reduction in total income.

Operating expenses of €1,381 million for the nine month period ended December 31, 2009 are €740 million lower than the operating expenses of €2,121 million for the twelve month period ended March 31, 2009. Even allowing for the shorter reporting period the costs are lower due to reductions in staff numbers, a restructuring provision of €83 million in the prior period together with rigorous management of all costs. This focus on rigorous cost management will continue as further action is taken to align costs to an environment of lower levels of activity and revenues. As a result, the cost/income ratio for the nine month period ended December 31, 2009 was 38% compared to 62% for the twelve month period ended March 31, 2009.

The impairment charge on loans and advances to customers including loans held for sale to NAMA for the nine month period ended December 31, 2009 of €4,055 million is a substantial increase over the impairment charge of €1,435 million for the twelve month period ended March 31, 2009. This increase reflects the very challenging economic conditions, higher unemployment, weaker consumer sentiment and, in particular, a dramatic slowdown in the property and construction sector in Ireland and, to a lesser extent, in the UK.

Of the €4,055 million impairment charge for the nine month period ended December 31, 2009, €2,231 million or 55% relates to loans held for sale to NAMA and €1,824 million or 45% relates to loans and advances to customers.

The Group’s share of results from associates and joint ventures of €35 million for the nine month period ended December 31, 2009 compares to a loss of €42 million for the twelve month period ended March 31, 2009. The profit after tax of €35 million is primarily attributable to the Group’s share of First Rate Exchange Services (FRES), a joint venture with the UK Post Office, which reported a profit after tax of €27 million (Stg£23 million) for the nine month period ended December 31, 2009. The loss of €42 million for the twelve month period ended March 31, 2009 was significantly impacted by an impairment charge of €63 million arising from the Group’s stake in a property unit trust that holds an investment in a UK retail property.

Loss after tax for the nine month period ended December 31, 2009 of €1,469 million compares to a profit after tax of €18 million for the twelve month period ended March 31, 2009. The taxation credit for the Group was €344 million for the nine month period ended December 31, 2009 compared to a taxation credit of €41 million for the twelve month period ended March 31, 2009 primarily due to losses in the nine month period.

Divisional Performance

Retail Republic of Ireland delivered LBT of €1,514 million for the nine month period ended December 31, 2009 compared to a PBT of €11 million for the twelve month period ended March 31, 2009. Financial performance has been impacted by the significant contraction in the Irish economy. The sharp decline in the property and construction sectors with continuing low levels of transactions in both the commercial and residential property markets has led to a substantially higher impairment charge of €1,836 million for the nine month period ended December 31, 2009 compared to €708 million for the twelve month period ended March 31, 2009. Intense competition for deposits and the low interest rate environment resulted in significant reductions in deposit margins. The economic outlook together with poor consumer sentiment has resulted in subdued demand for financial services products. Operating expenses were lower reflecting reduced staff numbers and tight control of costs.

Bank of Ireland Life delivered PBT of €133 million for the nine month period ended December 31, 2009, versus a LBT of €107 million for the twelve month period ended March 31, 2009. The results for the nine month period ended December 31, 2009 include a positive investment valuation variance of €23 million. The performance of investment markets since April 2009 has resulted in a positive investment valuation variance, this compares to an underperformance of investment markets in the twelve month period ended March 31, 2009, which gave rise to the negative investment valuation variance of €117 million. The nine month period ended December 31, 2009 is also directly impacted by a gain relating to the gross-up of policyholder tax in the nine month period ended December 31, 2009 of €64 million compared to a charge of €76 million in the twelve month period ended March 31, 2009. Consistent with long term bond yields, the discount rate applied to future cash flows decreased from 9.0% to 8.25%, and the unit growth assumption was reduced from 7.25% to 6.5%, resulting in a gain of €3 million in the nine month period ended December 31, 2009, compared to a loss of €16 million in the twelve month period ended March 31, 2009.

The UK Financial Services division delivered a LBT of £720 million for the nine month period ended December 31, 2009, compared to a LBT of £46 million for the twelve month period ended March 31, 2009. Net interest income of £411 million for the nine month period ended December 31, 2009 is £216 million lower than the twelve month period ended March 31 2009 due to the shorter reporting period, intense competition impacting liability spreads together with the low interest rate environment. The negative impacts were partly offset by higher pricing on both the Residential Mortgage and Business Banking loan books. The results in the Business Banking and Residential Mortgage businesses were significantly impacted by higher impairment charges of £948 million primarily in the land and development element of the Property and construction portfolio which has been significantly impacted by the sharp declines in asset values, higher unemployment and lower levels of economic activity. Operating expenses for the nine month period ended December 31, 2009 of £267 million were £180 million lower than the operating expenses of £447 million for the twelve month period ended March 31, 2009. This reduction is driven by the shorter reporting period together with savings from the restructuring of both the UK Residential mortgage and Business Banking operations. Investment has continued in the joint ventures with the UK Post Office. The prior twelve month period ended March 31, 2009 included a restructuring provision of £56 million.

The Capital Markets division delivered a LBT of €603 million for the nine month period ended December 31, 2009 compared to a PBT of €161 million for the twelve month period ended March 31, 2009. This significant reduction is driven primarily by significant impairment charges €1,157 million for the nine month period ended December 31, 2009 compared to €305 million for the twelve month period ended March 31, 2009. The results for the twelve month period ended March 31, 2009, included a charge of €304 million relating to the write-off of goodwill and other intangible assets in relation to the Group’s US based asset management businesses. During the nine month period ended December 31, 2009 the Group disposed of its interest in Guggenheim and Iridian resulting in a net loss of €3 million. Corporate Banking delivered a LBT of €749 million for the nine month period ended December 31, 2009 compared to a PBT of €247 million for the twelve month period ended March 31, 2009 driven primarily by higher impairment charges. Global Markets delivered a PBT of €128 million for the nine month period ended December 31, 2009 compared to a PBT of €246 million for the twelve month period ended march 31, 2009. This reduction is due to the shorter reporting period, the higher cost of funding, gains in the twelve month period ended March 31, 2009 arising as a result of good positioning in a falling interest rate environment and lower levels of third party customer business in the current reporting period as a result of the reduced level of economic activity.

Economic Environment

Domestic demand in Ireland has been very weak, driven initially by a significant contraction in construction output and a decline in business spending, followed by a substantial fall in consumer spending, which fell by an estimated 7.0% in 2009. The weakness in domestic demand is also reflected in the number of company insolvencies, which rose by 82% in 2009 on the previous year. Irish employment fell by 166,900 or 8.1% in the twelve months to December 31, 2009. The unemployment rate rose rapidly, from under 5% in early 2008 to 13.2% by the end of 2009 and was 13.4% in each of the three months January to March 2010. The ESRI forecasts a savings ratio of 10.25% in 2010 which is a decline from its figure of 10.6% for 2009 but a significant increase from the 2007 ratio of 2.3%.

The Irish economy has however shown some signs of stabilization after the unprecedented fall in output from early 2008 — GDP contracted by 7.4% in the six months to March 31, 2009 but by only 0.3% in the six months to September 30, 2009. GDP has contracted by 7.1% for the 2009 calendar year. Expectations for the near-term outlook have improved, with an expected return to growth in the second half of 2010 leading to a fall in GDP of 0.5% for the 2010 calendar year. The consensus expectation for 2011 is for a 3% growth in GDP.

While the markets perception of Irish sovereign risk stabilized in the first quarter of 2010 there are still concerns over increases in the cost of borrowings which Ireland may face. The recent volatility in market sentiment, as the euro fell in value against the US dollar and sterling, was due to the significant concerns about the Greek sovereign debt position but the recent rating agencies downgrade of Greece, Spain and Portugal has increased the risks throughout the Eurozone.

Exports are a primary driver of economic activity in Ireland, with the value of merchandise exports falling by just 3% in 2009 against a 22% decline in imports. The general view amongst forecasters is that exports should start to grow again this year, given the global recovery and in response to a fall in wages in Ireland, which is expected to boost competitiveness. The EU forecasts a fall in Irish unit labour costs in 2010 in absolute terms and relative to other EU member states.

The recession in Ireland has been deeper than the average across the European Union and this, together with the euro appreciation against Sterling (30% of Irish imports are from the United Kingdom) has resulted in a fall in Irish consumer prices; inflation averaged -1.7% in 2009 on the basis of the standardised European measure of inflation (“HICP”), or -4.5% on the Irish Consumer Price Index (“CPI”), which, unlike the HICP, includes mortgage interest. Inflation is expected to return to positive territory by the end of 2010, although average inflation for the year is likely to remain negative, at -1.1% on the CPI measure.

The quantum of bank lending has contracted in Ireland, falling by over 3% in 2009, excluding write-downs and valuation effects. Mortgage lending in Ireland fell by 0.3% and Irish households have reduced credit card debt by €3 billion in outstanding balances at the end of 2009, a decline of 0.7% over 2008.

The Government has set out a framework to reduce the general Government balance deficit to 3% of GDP by 2014. A fiscal correction of 5% of GDP in 2009 was implemented between July 2008 and April 2009. The measures included the introduction of an income tax levy, reducing the public sector pay bill through the implementation of a pension levy, and containing public expenditure across Government departments. The Government budget for 2010, presented in December 2009, delivered a further fiscal correction amounting to 2.5% of GDP. This focused on reducing public expenditure through a further reduction in the public sector pay bill and a reduction in social welfare spending.

The Irish property market has yet to show clear signs of stabilization. House prices fell 18.5% in 2009 and as at December 31, 2009 are 32% below the peak reached in February 2007 according to the Permanent-tsb / ESRI index. Commercial property prices have also fallen very significantly, with capital values down over 56% from their peak, according to the IPD index. The pace of decline in the value of commercial property has slowed, however, with a 4.9% decline in the fourth quarter of 2009, against 8.5% in the third quarter of 2009 and 17.7% in the fourth quarter of 2008.

GDP in the UK economy contracted by 4.95% but returned to growth in the final quarter of 2009, with GDP rising by 0.4%. GDP grew by 0.2% in the first quarter of 2010. The consensus view is that the economy will grow at a slow pace, 1.2% in 2010 and 2.3% in 2011, although uncertainty remains on the likely impact on the economy of the pace of fiscal tightening required to reduce the UK national budget deficit.

The UK housing market has not exhibited the excess levels of supply to the extent exhibited in Ireland and as a result prices started to rise in the Spring of 2009 as demand stabilized. In the period October 2007 to February 2009, residential house prices in the UK fell steadily with the cumulative decline over this period amounting to 19.5%. In the 12 month period to March 2010, prices have risen by an annual 9% (Nationwide Index) and lending to the household sector has begun to rise, albeit at a slow pace. The commercial property market also appears to be recovering, having bottomed in mid-2009 according to the IPD Irish Commercial Property Index, with a 45% fall in capital values from peak in the second quarter of 2007 to trough in the second quarter of 2009. Capital values grew strongly in the final quarter of 2009, at 8.1%. Employment has fallen by less than some had predicted, in part reflecting much weaker wage growth than in previous recessions. The unemployment rate has stabilized at 7.8% in each of the three months to January 2010.

See item 4 “Information on the Company — Economic conditions affecting the Group”.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Details of these critical accounting estimates and judgements are set out on pages F-36 to F-39 of this document.

MARKET CONDITIONS

Trading conditions for the Group were very difficult in the nine month period ended December 31, 2009 with a reduction in the overall level of economic activity and a further deterioration in the credit environment across our main markets.

Valuation of Financial Instruments

Where possible, the Group calculates fair value using observable market prices. Where market prices are not available or unreliable, fair values are determined using valuation techniques which may include discounted cash flow models or comparisons to instruments with characteristics either identical or similar to those of the instruments held by the Group. More detail on the methods and assumptions used in the valuation of financial instruments is set out in notes 46 and 47 to the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

The Group’s overall liquidity policy and control is the responsibility of the Group Asset and Liability Committee (“ALCO”) and is managed on behalf of ALCO by Group Treasury to ensure that the Group can meet its current and future re-financing needs at all times and at acceptable costs. See Item 11 “Quantitative and Qualitative Disclosures about Market Risk” for further details about our risk management policies. (See also note 56 in the F pages of this document.)

Capital Management Objectives and Policies

The objectives of the Group’s capital management policy are to at all times comply with regulatory capital requirements and to ensure that the Group has sufficient capital to cover the risks of its business and support its future development.

The capital adequacy requirements set by the Financial Regulator in Ireland which reflects the requirements as set out in the EU Capital Requirements Directive and its preceding directives are used by the Group as the basis for its capital management. These requirements set a floor under which capital levels must not fall. The Group seeks to maintain sufficient capital to ensure that even under stressed conditions these requirements are not breached.

The Group also looks at other methodologies of capital measurement including the capital definitions set out by rating agencies. It also calculates economic capital based on its own internal models.

The Group meets its objectives in terms of capital management through the maintenance of capital ratios above the minimum levels set by the Financial Regulator and relative to market expectations for banks with its business profile. Market expectations regarding capital ratios for banks have risen following the rise in loss expectations across the international banking industry, driven by exposures to assets vulnerable to the downturn in residential and commercial real estate prices and the deteriorating economic climate. These increased expectations have led to substantial private and government led recapitalization schemes internationally.

On March 30, 2010, the Financial Regulator announced the outcome of a Prudential Capital Assessment Review (“PCAR”) for the Group and it was determined that the Group needed to raise an additional €2.7 billion of equity capital by December 31, 2009. Further details are set out on page 44.

The following table sets out the Group’s capital resources (stockholders’ equity and subordinated liabilities):

	December 31,	March 31,	March 31,
	2009	2009	2008
	(in € millions)

Stockholders’ funds
Equity (including other equity reserves)	6,345	6,810	6,477
Non-cumulative preference stock	42	42	7

Total Stockholder’s Equity	6,387	6,852	6,484
Minority interests’ equity	50	61	38
Undated loan capital	1,521	3,385	3,209
Dated loan capital	4,532	4,557	4,599

Total capital resources	12,490	14,855	14,330

Nine month period ended December 31, 2009 compared to the twelve month period ended March 31, 2009

In the nine month period ended December 31, 2009 the Group’s total capital resources reduced by €2,365 million to €12,490 million. The movement of €2,365 million includes a decrease of €465 million relating to Stockholders’ equity (including other equity reserves) and a decrease of €1,864 million relating to undated loan capital. The movement of €465 million in Stockholders’ funds was mainly driven by an after tax loss of €1,460 million which included the €1,037 million gain arising from the June 2009 repurchase of tier 1 debt securities, a net actuarial loss on pension funds of €74 million and an increase in other reserves (Available for sale reserves of €924 million and cash flow hedging reserve of €82 million) together with a positive movement in foreign exchange reserves of €117 million primarily due to the strengthening of Sterling against euro. Other items gave rise to a negative movement of €54 million. The movement of €1,864 million in undated loan capital primarily relates to the tier 1 repurchase in June 2009 together with fair value movements on the remaining securities.

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

		Restated*	Restated*
	9 months ended	12 months ended	12 months ended
	December 31,	March 31,	March 31,
Movements on Stockholders’ Equity	2009	2009	2008
	(in € millions)

Stockholders’ Equity at beginning of period	6,852	6,484	6,724
Movements:
(Loss)/Profit attributable to stockholders(a)	(1,460)	53	1,696
Equity dividends	—	(387)	(611)
Preference share capital and warrants(f)	—	3,462	—
Reissue of stock/treasury stock	(7)	(83)	194
Foreign exchange adjustments(b)(g)	117	(528)	(712)
Available for Sale (AFS) reserve movement(c)(h)	924	(1,113)	(386)
Cash flow hedge reserve movement(d)(i)	82	(540)	(247)
Pension fund obligations(e)(j)	(74)	(544)	(209)
Other movements	(47)	48	35

Closing Stockholder’s Equity	6,387	6,852	6,484

*	The prior years have been restated to reflect the impact of the adoption of “Amendments to IFRS 2 Share-based Payment Vesting Conditions and Cancellations”. Further information on this is shown on page F-13.

An explanation of the movements in stockholders equity during the nine month period ended December 31, 2009, is as follows:

(a)	The loss attributable to stockholders of €1,460 million for the nine month period ended December 31, 2009 shows a significant decrease compared to the profit attributable to stockholders of €53 million for the twelve month period ended March 31, 2009. This is primarily due to the substantial increase in the impairment charge on Total loans.

(b)	Foreign exchange adjustments reflect the impact of any euro related movements on the translation of sterling and US dollar denominated net investments in foreign operations.

(c)	The AFS reserve movement in the nine month period ended December 31, 2009 is driven by the impact of tighter credit spreads and interest rate changes on the value of the AFS book. The AFS reserve is expected to continue to reverse as the underlying financial assets mature

(d)	The cash flow hedge reserve movement reflects the impact of changes in interest rates on the mark to market value of cash flow hedge accounted derivatives. Over time, the reserve will flow through the income statement in line with the underlying hedged instruments, with no net income statement impact.

(e)	The movement in pension fund obligations is primarily as a result of changes in key assumptions, including the inflation rate and the discount rate used in the calculation of the schemes’ liabilities, together with the positive impact of the recovery in global equity and bond markets on the valuation of pension fund assets at December 31, 2009.

An explanation of the movements in stockholders equity during the year ended March 31, 2009, is as follows:

(f)	On March 31, 2009, the National Pension Reserve Fund Commission (NPRFC) invested €3.5 billion in new preference stock (€3,462 million net of costs) and warrants (to subscribe for up to 25% of the enlarged ordinary stock in the Bank of Ireland). This stock with a coupon of 8% (which increased to 10.25% under the Proposals) is redeemable at par until the fifth anniversary of its issue and thereafter at 125% of par. The preference stock qualifies as core Tier 1 capital.

(g)	foreign exchange adjustments reflect the impact of the strength of the euro on the translation of Sterling and US dollar denominated net investment in foreign subsidiaries.

(h)	the AFS reserve movement is driven by the net impact of interest rate changes and the widening of credit spreads on the value of our AFS book (€26.9 billion) at March 31, 2009. This reserve is expected to reverse as the underlying financial assets mature.

(i)	the cash flow hedge reserve movement reflects the impact of changes in interest rates on the mark to market of cash flow hedge accounted derivatives. Over time this balance will flow through the income statement in line with the underlying hedged instruments with no net income statement impact.

(j)	movement in pension fund obligations is primarily as a result of changes in key assumptions including discount rate and mortality together with the impact of the weakness in global financial markets on the valuation of pension fund assets at March 31, 2009.

As at December 31, 2009, the Group had €1,521 million of Undated Loan Capital and €4,532 million of Dated Loan Capital (including fair value adjustments), a total of €6,053 million in aggregate of subordinated liabilities. Of the Dated Loan capital €3,778 million is repayable in five or more years. The cost and availability of subordinated debt are influenced by credit ratings. A reduction in the ratings assigned to the Group’s securities could increase financing costs and reduce market access. The long term credit ratings of the Group as at June 7, 2010 are as follows:

Senior Debt
Moodys	A1
Standard & Poors	A−
Fitch	A−
DBRS	AA (low)

Depending on the degree of subordination the ratings assigned to Loan Capital may be one or more notches below the level for senior debt. Credit ratings are not a recommendation to buy, hold or sell any security and each rating should be evaluated independently of every other rating. These ratings are based on current information furnished to the rating agencies by Bank of Ireland and information obtained by the rating agencies from other sources. The ratings are accurate only as of June 7, 2010 and may be changed, superseded or withdrawn as a result of changes in, or unavailability, of such information.

As at March 31, 2009, Bank of Ireland Group had €3,385 million of Undated Loan Capital and €4,557 million of Dated Loan Capital (including fair value adjustments), a total of €7,942 million in aggregate of subordinated liabilities. Of the Dated Loan Capital €3,782 million as of such date was repayable in five or more years.

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

Pillar 3 of the CRD (Market Discipline) involves the disclosure of a range of qualitative and quantitative information relating to capital and risk. The Group most recently disclosed this information on July 31, 2009.

The CRD also introduced a requirement to calculate capital requirements, and to set capital aside, with respect to operational risk. The Group is also required to set capital aside for market risk.

Information on PCAR is outlined on page 44.

The following table shows the components and basis of calculation of the Group’s Tier 1 and Total Capital ratios under Basel II for December 31, 2009 and March 31, 2009.

	December 31,	March 31,
	2009	2009
	Basel II	Basel II
	€m	€m

Capital base
Share capital and reserves	6,437	6,913
Regulatory retirement benefit obligation adjustments	1,632	1,478
Available for sale reserve and cash flow hedge reserve	1,118	2,124
Goodwill and other intangible assets	(488)	(511)
Preference stock	(3,521)	(3,520)
Other adjustments	80	22

Equity Tier 1 capital	5,258	6,506
Preference stock	59	58
2009 Preference stock and warrants	3,462	3,462

Core Tier 1 Capital	8,779	10,026
Innovative hybrid debt	752	1,197
Non-innovative hybrid debt	574	1,798
Supervisory deductions	(454)	(372)

Total Tier 1 capital	9,651	12,649

Tier 2
Undated loan capital	225	229
Date loan capital	3,716	3,827
IBNR provisions	772	307
Revaluations reserves	40	80
Supervisory deductions	(454)	(372)
Other adjustments	11	—

Total Tier 2 capital	4,310	4,071

Total capital before supervisory deductions	13,961	16,720
Supervisory deductions
Life and pension business	(797)	(749)

Total capital	13,164	15,971

Risk weighted assets
Credit risk	89,785	96,395
Market risk	2,133	2,509
Operational risk	6,415	6,473

Total risk weighted assets	98,333	105,377

Risk asset ratios including dividends
Equity Tier 1 (Core Tier 1 less preference stock)	5.3%	6.2%
Core Tier 1	8.9%	9.5%
Tier 1	9.8%	12.0%
Total capital	13.4%	15.2%

Nine month period ended December 31, 2009 compared to the twelve month period ended March 31, 2009

Total tier 1 capital decreased by €2,998 million at December 2009, reflecting the loss for the period of €1,469 million in the nine month period ended December 31, 2009 (which includes the benefit of the gain generated from the debt repurchased of €1,037 million) and the reduction of €1,670 million associated with the tier 1 debt repurchase.

At December 31, 2009 the tier 2 capital increased by 6% or €239 million to €4,310 million. The movement was driven by an increase in IBNR provisions of €465 million offset by a decrease in dated loan capital of €111 million.

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

Of most significance was the Government supported recapitalisation of the Group. On March 31, 2009, the National Pensions Reserve Fund Commission (NPRFC) completed the investment of €3.5 billion in new preference stock. This stock with a coupon of 8% is redeemable at par until the fifth anniversary of its issue and thereafter at 125% of par. The NPRFC also received warrants to subscribe for up to 25% of the enlarged ordinary stock of the Group. The preference stock qualifies as core Tier 1 capital. In January 2009, the Group announced its intention to cease mortgage lending through the intermediary channel in the UK and also to exit from some non-core Corporate Banking international lending niches.

In August 2008 the Group issued Stg£450 million of lower Tier 2 capital and in December 2008 redeemed €600 million of lower Tier 2 capital.

Funding

The Group is reverting to a more traditional banking model where it will substantially fund its core loan portfolios through customer deposits. Asset growth in the future will be more dependent on the Group’s ability to attract deposits. In this regard, the Group will leverage the potential of its extensive retail distribution platforms, both in the Republic of Ireland through its branch network and internationally through its joint venture with the UK Post Office, its Business and Corporate Banking relationship management teams and its network of treasury offices in Dublin, the UK and the US.

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

The Group has developed significant pools of eligible collateral from its balance sheet which are capable of being pledged in the secondary market and through the normal market operations of the Monetary Authorities to provide access to secured funding. At December 31, 2009, the net drawings, primarily from Monetary Authorities, were €8 billion.

The following table sets out the amounts and maturities of the Group’s contractual cash obligations at December 31, 2009.

		Between	Between
	Within	one and	two and	Over five
	one year	two years	five years	years	Total
		(in € millions)

Subordinated liabilities — dated	—	754	229	3,549	4,532
Debt securities in issue	24,646	3,200	6,130	9,168	43,144
Operating leases	65	68	151	442	726
Capital commitments	4	—	—	—	—

In addition, the Group takes deposits and other liabilities in the normal course of its banking business. The maturity of deposits by banks, customer accounts and debt securities in issue is given in note 56 to our consolidated financial statements.

	% Growth December 2009 over March 2009
	Risk	Loans and advances	Customer
	Weighted Assets	to customers	Deposits

Retail Republic of Ireland	(3%)	(4%)	4%
Capital Markets	(11%)	(10%)	(1%)
UK Financial Services	(4%)	—	3%
(euro equivalent)
Group	(7%)	(4%)	2%

Total assets decreased by 7% from €194 billion at March 31, 2009 to €181 billion at December 31, 2009. Loans and advances to customers (including loans held for sale to NAMA) decreased by 4% during the nine months to December 31, 2009. Customer deposits increased by 2% in a difficult environment.

The Group funds its operations through a combination of customer accounts and wholesale funding sourced from the debt markets.

•	Customer accounts comprise demand deposits, current accounts and term deposits. At December 31, 2009 customer accounts were €85 billion or 50% of the Group balance sheet (excluding BoI Life policyholder assets).

•	Debt capital markets provide short term and longer term facilities in the form of either secured or unsecured funding. Total wholesale funding decreased 17% from €74 billion at March 31, 2009 to €61 billion at December 31, 2009 and represented 34% of the Group’s balance sheet at that date.

The funding environment has been subject to a number of significant shocks and volatility during the Group’s nine month reporting period from April 1, 2009 through December 31, 2009.

Customer Accounts (deposits)

Customer deposits comprise demand, notice and term deposits as well as credit balances on current accounts.

Despite intense market competition for retail deposits in Ireland and the UK and pressure on international deposits caused by rating downgrades earlier in 2009, the Group’s deposit base at December 31, 2009 of €85 billion is €2 billion or 2% higher than at March 31, 2009. This increase is principally due to the increase in deposits in Retail Republic of Ireland and through the Group’s joint venture with the UK Post Office.

	December 31,	March 31,
Customer deposits	2009	2009	Change
	€ billion	€ billion	%

Retail Republic of Ireland	35	33	4%

Deposits	24	23	4%
Current account credit balances	11	10	6%

UK Financial Services	21	21	3%

UK Financial Services (Stg£ equivalent)	19	19	(2%)
POFS	9	8	9%
Business Banking	10	11	(9%)

Capital Markets	29	29	(1%)

Total customer deposits	85	83	2%

The Loans to Deposits ratio, based on Total loans and advances to customers — including loans held for sale to NAMA, of 152% at December 31, 2009 has improved from 161% at March 31, 2009. This improvement is due to both the increase in the level of customer deposits and the reduction in loans and advances to customers since March 31, 2009. The Loans to Deposits ratio excluding loans held for sale to NAMA was 141% at December 31, 2009.

In January 2010, the Group’s long term and short term credit ratings were downgraded by Standard & Poors to A- / A-2 with a stable outlook. This downgrade has led to an outflow of some ratings sensitive international deposits.

Wholesale Funding

The Group’s wholesale funding programmes are diversified across geographies, investor types and maturities. In addition, the Group has invested in recent years to build a strong technical capability which has allowed it to maximize the funding capability of its balance sheet in terms of contingent liquidity collateral.

Wholesale funding reduced to €61 billion at December 31, 2009 as compared to €74 billion at March 31, 2009. This was principally due to an increase in customer deposits of €2 billion and a reduction of €7 billion in the level of liquid assets. At December 31, 2009, 32% of wholesale funding had a term to maturity of greater than one year compared to 27% at March 31, 2009.

International wholesale funding markets stabilised in the latter half of 2009, with improved investor sentiment towards Ireland and Irish financial institutions. This is evidenced by the reduction in the market cost of credit default protection in respect of such institutions. This has resulted in enhanced access to funding markets, facilitating debt issuance at lower prices and long maturities.

While the markets perception of Irish sovereign risk remained in the first quarter of 2010 there are still concerns over increases in the cost of borrowings which Ireland may face. The recent volatility in market sentiment, as the euro fell in value against the US dollar and sterling, was due to the significant concerns about the Greek sovereign debt position but the recent rating agencies downgrade of Greece, Spain and Portugal has increased the risks throughout the Eurozone.

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

Overall, Bank of Ireland’s established and diversified funding strategy continues to support growth across our businesses.

	December 31,		March 31,		March 31,
	2009		2009		2008
Balance Sheet Funding	€ billion	%	€ billion	%	€ billion	%

Deposits by banks	18	11	29	16	14	8
CP/CD’s	10	6	14	7	27	15
Securitisations	6	3	6	3	8	4
Senior Debt/ACS	27	16	25	14	26	14

Total Wholesale Funding	61	36	74	40	75	41
Customer Deposits	85	50	83	45	86	47
Capital/Subordinated Debt	12	8	15	8	14	8
Other	11	6	12	7	10	4

Total	169	100	184	100	185	100

The above table excludes liabilities to policyholders in the life assurance business.

In late December 2009, international funding markets became increasingly concerned about the fiscal position of some Eurozone countries whose credit spreads widened. Irish sovereign debt outperformed those countries during this time, as investors differentiated between Ireland and some Eurozone countries based on the timely actions taken by the Irish Government to tackle its budgetary and fiscal position.

In the nine month period ended December 31, 2009 the Group issued €9.1 billion of term funding (funding with a maturity of 1 year or greater at time of issue). The average maturity of this funding was 2.4 years with an average spread of 1.8% over 3 month Euribor.

The Group continues to benefit from a robust and diversified contingent liquidity strategy. At December 31, 2009, the Group had a pool of contingent liquidity collateral with a funding value of €42 billion. Drawings from Monetary Authorities at December 31, 2009 were €8 billion net, down from €17 billion net at March 31, 2009.

On January 11, 2010, the Group was accepted as a participating institution in the Irish Governments Eligible Liabilities Guarantee Scheme (the ELG Scheme). This scheme provides flexibility to issue some deposits and debt securities in both un-guaranteed and guaranteed form (up to a maximum maturity of 5 years). The Group is further increasing the percentage of wholesale funding with a maturity of greater than 1 year. To this end, since January 2010, the Group has, under the ELG scheme, issued a €2.5 billion 5 year senior unsecured Government Guaranteed fixed rate security at mid swaps +145 basis points and a US$1 billion 2 year senior unsecured Government Guaranteed security at US dollar mid swaps +175 basis points (both before the cost of the ELG scheme).

A key focus of the Group is to reduce its reliance on the Government Guarantee Schemes which are currently due to expire on September 29, 2010.

Off Balance Sheet Arrangements

	December 31,	March 31,	March 31,
	2009	2009	2008
Contingent Liabilities	(in € millions)

Acceptances and endorsements	27	19	47
Guarantees and irrevocable letters of credit	1,599	1,879	2,199
Other contingent liabilities	799	670	669

	2,425	2,568	2,915
Lending commitments	25,031	26,919	36,881

Total contingent liabilities and commitments	27,456	29,487	39,796

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

Review of Group Performance

Group Income Statement

		Restated*	Restated*
	9 months	12 months	12 months
	ended	ended	ended
	December 31,	March 31,	March 31,
	2009	2009	2008
	€ millions

Net interest income	2,179	3,670	3,263
Other income (net of insurance claims)	1,420	287	974

Total operating income (net of insurance claims)	3,599	3,957	4,237
Other operating expenses	(1,381)	(2,121)	(2,160)
Impairment of goodwill and other intangible assets	(6)	(304)	—
Impairment charge on financial assets	(4,057)	(1,513)	(232)
Share of associated undertakings and joint ventures (post tax)	35	(42)	46
Loss on disposal of business activities	(3)	—	—
Profit on disposal of property	—	—	39

Total (loss)/profit before tax	(1,813)	(23)	1,930
Taxation	344	41	(229)

(Loss)/profit	(1,469)	18	1,701

Attributable to minority interests	(9)	(35)	5
Attributable to stock holders	(1,460)	53	1,696

(Loss)/profit	(1,469)	34	1,701

Basic (LPS)/EPS c per share	(168.6)c	4.3c	174.3c

Diluted (LPS)/EPS c per share	(168.6)c	4.3c	173.6c

*	The prior years have been restated to reflect the impact of the adoption of “Amendments to IFRS 2 Share-based Payment Vesting Conditions and Cancellations”. Further information on this is shown on page F-13.

Income

Net interest income and ‘other income (net of insurance claims)’ are affected by a number of IFRS income classifications. Under IFRS, certain assets and liabilities can be designated at fair value through profit or loss. Where assets or liabilities have been designated at fair value through profit or loss, the total fair value movements on these items, including net interest income, are reported in ‘other income (net of insurance claims)’. However, the costs of funding the assets and the interest income on investment of the liabilities are reported in ‘net interest income’’. In addition, debt is raised in a variety of currencies and the resulting foreign exchange and interest rate risk is managed using derivative instruments — the cost of which is reported in ‘other income’’.

Net Interest Income

The following table shows net interest income for the nine month period ended December 31, 2009 and for the two reporting periods ending March 31, 2009 and March 31, 2008.

	9 months ended	12 months ended	12 months ended
	December 31,	March 31,	March 31,
	2009	2009	2008
	(in € millions)

Net interest income	2,179	3,670	3,263

Nine month period ended December 31, 2009 compared to the twelve month period ended March 31, 2009

Net interest income of €2,179 million decreased by €1,491 million in the nine month period ended December 31, 2009 from €3,670 million for the twelve month period ended March 31, 2009.

Net interest income is affected by the classification of certain income between interest expense and other income (net of insurance claims) under IFRS which relates to the designation of certain financial instruments under the fair value option. This treatment resulted in additional net interest income of €71 million for the nine month period ended December 31, 2009 and additional income of €578 million for the twelve month period ended March 31, 2009, offset by a similar reduction in ‘other income (net of insurance claims)’ in both reporting periods. As a result of the impact of the IFRS classifications, the Group’s net interest income decreased by €984 million in the nine month period ended December 31, 2009.

The reduction in net interest income was also due to margin attrition on deposits as a result of intense competition and the low interest rate environment, higher costs of funding in the wholesale markets, and lower treasury income. These reductions were partly offset by higher asset pricing, particularly in Corporate Banking, UK Business Banking and the UK Residential Mortgage Business, lower cost of market dislocation, earnings on the proceeds from the issue of the €3.5 billion 2009 Preference stock before taking account of the 8% coupon payable on the investment and lower interest costs following the repurchase of tier 1 debt securities in June 2009.

In January 2010, following indications from the European Commision that the Group should not make coupon payments on its tier 1 and upper tier 2 capital instruments unless under a binding legal obligation to do so, the Group announced that the non-cumulative distribution on certain upper tier 2 Capital instruments, which would otherwise have been payable on 1 February and 4 February 2010, would not be paid. The effect of this decision by the Group was to trigger the “dividend stopper” provisions of these instruments. The gain as a result of the restriction imposed by the EU Commission on the Group’s ability to make coupon payments increased net interest income by €58 million and income (net of insurance claims) by €9 million (interest expense on subordinated liabilities is recognised using the effective interest rate (EIR) method).

Financial Year ended March 31, 2009 compared to financial year ended March 31, 2008

Net interest income increased by 12% or €407 million, from €3,263 million to €3,670 million for the year to March 31, 2009.

As outlined above, net interest income is affected by the classification of certain income between interest expense and other income (net of insurance claims) under IFRS which relates to the designation of certain financial instruments under the fair value option. This treatment resulted in additional net interest income of €578 million for the year ended March 31, 2009 and €346 million for the year ended March 31, 2008, offset by a similar reduction in ‘other income (net of insurance claims)’ in both years. As a result of the impact of the IFRS classifications, the Group’s net interest income increased by €175 million or 6% in the year ended March 31, 2009.

Growth in net interest income was driven by improved lending margins primarily in Corporate Banking and UK mortgage lending which are repricing for risk and higher cost of funds, together with improved treasury margins due to being well positioned in a declining interest rate environment.

Group Net Interest Margin (Group Net Yield)

The following table sets forth the Group’s net interest margin for the nine month period ended December 31, 2009 and for the two twelve month reporting periods ending March 31, 2009 and March 31, 2008.

	9 months ended	12 months ended	12 months ended
	December 31, 2009	March 31, 2009	March 31, 2008

Average interest earning assets (€ billion)	172	177	175

Group net interest margin — annualised (group net yield) (%)	1.69	2.07	1.86

Nine month period ended December 31, 2009 compared to the twelve month period ended March 31, 2009

The Group net interest margin (annualised) for the nine month period ended December 31, 2009 declined by 38 basis points to 1.69% as compared to a net interest margin of 2.07% for the twelve month period ended March 31, 2009. 27 basis points of the decrease is due to classification of certain income under IFRS as mentioned above in the net interest income section.

Excluding the impact of this classification, the other key drivers of the margin decrease of 11 basis points (annualised) were as follows:

•	26 basis points reduction due to margin attrition on deposits as a result of intense competition and the low interest rate environment,

•	7 basis points lower due to higher costs of funding in the wholesale markets, and

•	3 basis points lower due to lower treasury income.

Partly offset by:

•	11 basis points due to higher asset pricing, particularly in Corporate Banking, UK Business Banking and the UK Residential Mortgage Business,

•	5 basis points increase due to lower cost of market dislocation,

•	4 basis points higher due to earnings on the proceeds from the issue of the €3.5 billion 2009 Preference stock before taking account of the 8% coupon payable on the investment,

•	4 basis points higher as a result of the non-payment of the coupons on the tier 1 and upper tier 2 capital instruments unless under a legal binding obligation to do so, following indications from the European Commission; and

•	1 basis point higher due to lower interest costs following the repurchase of tier 1 debt securities in June 2009.

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

Excluding the impact of this classification, net interest margin increased by 8 bps for the year to March 31, 2009 and the key drivers of margin growth were:

•	Improved product pricing contributed 8bps, particularly in Corporate Banking and the UK mortgage business which are repricing for risk and cost of funds

•	balance sheet structure where average deposit growth exceeded average lending growth, and improved asset mix which increased margins by 6bps

•	improved treasury margin due to the sharp decline in interest rates contributed 5bps

Offset by

•	increased competition for deposits together with the impact of narrowing margins due to falling interest rates which reduced the net interest margin by 7bps

•	higher funding costs arising from market dislocation which was only a feature of the second half of the prior year, decreased margins by 4bps.

The following table shows interest rates in effect at December 31, 2009 and March 31, 2009 and 2008.

Interest Rates — Ireland, UK and US

	December 31,	March 31,	March 31
	2009	2009	2008
	(percentages)
	%	%	%

Ireland
European interbank offered rate:
One month Euribor	0.45%	1.12%	4.36%
Three month Euribor	0.70%	1.51%	4.73%
United Kingdom
London interbank offered rate:
One month	0.52%	1.03%	5.79%
Three month	0.61%	1.65%	6.01%
United States
Prime Rate	3.25%	3.25%	5.25%

Other Income (net of insurance claims)

The following table shows other income (net of insurance claims) for the nine month period ended December 31, 2009 and for the two twelve month reporting periods ending March 31, 2009 and March 31, 2008.

	9 months ended	12 months ended	12 months ended
	December 31,	March 31,	March 31,
	2009	2009	2008
		(in € millions)

Net insurance premium income	665	1,069	1,940
Fee and commission income	474	717	816
Fee and commission expense	(255)	(232)	(150)
Net trading expense	(28)	(307)	(246)
Life assurance investment income and losses	958	(1,570)	(826)
Gain on repurchase of subordinated liabilities	1,037	—	—
Insurance contract liabilities and claims paid	(1,462)	537	(798)
Other operating income	31	73	238

Other Income (net of insurance claims)	1,420	287	974

Nine month period ended December 31, 2009 compared to the twelve month period ended March 31, 2009

‘Other income (net of insurance claims)’of €1,420 million for the nine month period ended December 31, 2009 increased by €1,133 million compared to €287 million for the twelve month period ended March 31, 2009 and compared to €974 million for the twelve month period ended March 31, 2008. IFRS income classifications, as mentioned above have also impacted ‘other income (net of insurance claims)’ (a debit of €71 million in the nine month period ended December 31, 2009 versus a debit of €578 million in the twelve month period ended March 31, 2009 and a debit of €346 million in the twelve month period ended March 31, 2008).

In June 2009, the Group successfully completed a debt re-purchase programme of a nominal value of €1.7 billion euro, sterling and US dollar denominated tier 1 securities. The debt repurchase involved a cash tender offer for six tier 1 securities at an average discount of 59% to their nominal value. The gain generated from the repurchase increased ‘other income (net of insurance claims)’ by €1,037 million.

Grossing up for policyholders tax in our Life business was a €64 million credit in the nine month period ended December 31, 2009 compared to a €76 million charge in the twelve month period ended March 31, 2009. The non recognition of the investment return on treasury shares held for the benefit of policyholders in Bank of Ireland Life decreased ‘other income (net of insurance claims) by €6 million compared to increasing ‘other income (net of insurance claims)’ by €131 million for the twelve month period ended March 31, 2009.

The results for the nine month period ended December 31, 2009 include a positive investment valuation variance of €23 million. The performance of investment markets since April 2009 has resulted in a positive investment valuation variance, this compares to an underperformance of investment markets in the twelve month period ended March 31, 2009, which gave rise to the negative investment valuation variance of €117 million.

During the nine month period ended December 31, 2009, the Group disposed of its interest in Guggenheim Alternative Asset Management LLC (Guggenheim) and Iridian Asset Management LLC (Iridian) resulting in a net loss of €3 million.

In the nine month period ended December 31, 2009 there was a loss of €3 million on hedge ineffectiveness on transition to IFRS compared to €7 million loss in the twelve month period ended March 31, 2009.

The principal other items within ‘other income (net of insurance claims)’ and after the impact of IFRS income classifications which contribute to the drop in ‘other income (net of insurance claims)’in the nine month period ended December 31, 2009 include;

•	the shorter reporting period,

•	lower fee and other income of €266 million in the Banking and Capital Markets businesses as a result of lower levels of new business activity, and

•	reduced income of €71 million in the Life business primarily due to lower volumes of new business as a result of affordability issues for policyholders arising from lower levels of disposable income

•	additional charge associated with the Irish Government Guarantee of certain liabilities of €39 million (the twelve month period ended March 31, 2009 includes a charge for six months from September 29, 2008 compared to a nine month charge to December 31, 2009)

•	a positive movement on the investment valuation variance of €140 million in Bank of Ireland Life due to improved valuations as world equity and investment markets have shown some recovery from last year’s sharp falls,

•	increased impairment of €25 million on the value of some investment properties arising from continuing low levels of transactions in the commercial property markets,

•	lower fees arising from the disposal of Guggenheim Alternative Asset Management LLC (Guggenheim) in June 2009 and Iridian Asset Management LLC (Iridian) in August 2009 of €33 million,

•	a movement of €70 million arising from the change in credit spreads on the Group’s issued notes and subordinated debt designated at ‘fair value through profit or loss’. This is a partial reversal of gains recognised in prior periods,

•	a charge in the nine month period ended December 31, 2009 of €74 million arising from an unfavourable court ruling in connection with a European property investment,

•	a charge of €39 million in the twelve month period ended March 31, 2009 arising from the collapse of Lehmans in September 2008, and

•	a gain of €24 million reflecting a distribution by Visa International following its initial public offering, included in the results for the twelve month period ended March 31, 2009.

Financial year ended March 31, 2009 compared to financial year ended March 31, 2008

‘Other income (net of insurance claims)’ reduced by 71% to €287 million in the year to March 31, 2009 compared to the prior year ended March 31, 2008. IFRS income classifications, as mentioned above have also impacted ‘other income (net of insurance claims)’ (debit of €578 million in the year to March 31, 2009, versus a debit of €346 million in the prior year).

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

Other contributing factors to the drop in ‘other income (net of insurance claims)’ include;

•	lower fees in the Business and Corporate Banking businesses;

•	impairment of investment properties (€46 million);

•	lower management and performance fees in the asset management businesses and the cost to unwind customer risk positions following the Lehmans collapse in mid September 2008 (€39 million);

•	the cost of the government guarantee in the year ended March 31, 2009, was €66 million and is charged to ‘other income (net of insurance claims)’.

These charges are partly offset by a gain of €64 million on the widening of credit spreads relating to the Group’s issued notes designated at fair value through profit or loss.

Other operating expenses

The following table sets out the Group’s other operating expenses for the nine month period ended December 31, 2009 and for the two twelve month reporting periods ending March 31, 2009 and March 31, 2008.

Other operating expenses

		Restated*	Restated*
	9 months ended	12 months ended	12 months ended
	December 31,	March 31,	March 31,
	2009	2009	2008
		(in € millions)

Staff costs (excl pension costs)	640	1,017	1,104
Pension costs	149	180	134
Non staff costs	592	924	922

Other operating expenses	1,381	2,121	2,160

*	The prior years have been restated to reflect the impact of the adoption of “Amendments to IFRS 2 Share-based Payment Vesting Conditions and Cancellations”. Further information on this is shown on page F-13.

Nine month period ended December 31, 2009 compared to the twelve month period ended March 31, 2009

Operating expenses of €1,381 million decreased by €740 million for the nine month period ended December 31, 2009 compared to operating expenses of €2,121 million for the twelve month period ended March 31, 2009. Even allowing for the shorter reporting period, costs are lower due to lower staff numbers and rigorous cost management across all costs.

Staff costs (excluding pension costs) of €640 million for the nine month period ended December 31, 2009 were €377 million lower compared to €1,017 million for the twelve month period ended March 31, 2009. The staff costs are lower as a result of the Group’s continuing pay and recruitment freeze and the non-replacement of departing staff. In addition, staff costs are lower due to reduced staff numbers arising from the Group’s actions to close to new business and put into run-down our intermediary sourced mortgage business in the UK and some of our international lending businesses in Corporate Banking as well as from the sale and downsizing of our asset management businesses. Staff numbers (including contract and agency staff) of 14,647 full time equivalents at December 31, 2009 were 7% lower compared to 15,786 full time equivalents at March 31, 2009.

Pension costs of €149 million for the nine month period ended December 31, 2009 were €31 million lower when compared to the pension costs for the twelve month period ended March 31, 2009. After adjusting for the shorter reporting period, pension costs have increased as a result of the escalating costs to the Group of providing the pension scheme benefits together with the reduction in returns on scheme assets following their fall in values over the last two years in particular.

In the nine month period ended December 31, 2009, continued tight control of all other costs remained a key focus. In the year ended March 31, 2009, non staff costs included costs associated with a number of downsizing initiatives (€83 million).

Financial year ended March 31, 2009 compared to financial year ended March 31, 2008

Other operating expenses decreased by 2% in the year ended March 31, 2009, which includes costs associated with a number of downsizing initiatives (€83 million).

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

The Group tightly managed its headcount during the year. Staff numbers (full time equivalents) were 5% lower at March 31, 2009, at 15,487 compared with March 31, 2008. Variable compensation across the Group has been reduced significantly such that, notwithstanding higher pension costs, staff costs overall are down by 4% when compared with the prior year. The challenging economic environment, reduced levels of new business and increased impairment levels have brought a renewed focus on our cost infrastructure. Significant progress has been made since the launch of the Strategic Transformation Programme (STP) in March 2005, but the new environment in which the Group finds itself has led to a renewed focus on costs. Tight cost management remains an imperative. We reiterate our commitment to rigorous cost management.

Impairment of Goodwill and Other Intangible Assets

	9 months ended	12 months ended	12 months ended
	December 31,	March 31,	March 31,
	2009	2009	2008
	( in € millions)

Impairment of goodwill and other intangible assets	(6)	(304)	—

Nine month period ended December 31, 2009 compared to the twelve month period ended March 31, 2009

Impairment of goodwill and other intangible assets included a charge of €304 million in the twelve month period ended March 31, 2009. See below for more detail.

Financial year ended March 31, 2009 compared to financial year ended March 31, 2008

The Group carried out an impairment review of all goodwill and other intangible assets on the Group balance sheet at March 31, 2009. The carrying value of the US based asset management businesses, Guggenheim and Iridian, were severely impacted by the downturn in the global asset management sector, falling assets under management and client redemptions. Consequently a decision was made to write down the carrying value of the businesses to their recoverable amounts, which was fair value less costs to sell. As a result the Group recorded an impairment charge of €304 million in the year ended March 31, 2009. This impairment had no cash impact nor did it impact the Group’s capital ratios. The Group has now disposed of these businesses.

Summary Group Balance Sheet

	December 31,	March 31,
	2009	2009	Change
	€bn	€bn	%

Summary Consolidated Balance Sheet
Loans and advances to customers (net of impairment provisions)	119	134	—
Assets held for sale to NAMA (net of impairment provisions)	10	—	—

Total loans (net of impairment provisions)	129	134	(4%	)
Liquid assets	31	38	(20%	)
Other assets	21	22	(2%	)

Total assets	181	194	(7%	)

Customer deposits	85	83	2%
Wholesale funding	61	74	(17%	)
Subordinated liabilities	6	8	(24%	)
Other liabilities	23	22	2%

Total liabilities	175	187	(7%	)
Stockholders’ equity	6	7	—

Total liabilities and stockholders’ equity	181	194	(7%	)

Key Balance Sheet metrics
Loans and advances to customers — incl. assets held for sale to NAMA/customer deposits	152%	161%
Loans and advances to customers — excl. assets held for sale to NAMA/customer deposits	141%	—
Equity tier 1 ratio (core tier 1 less preference stock)	5.3%	6.2%
Core tier 1 ratio	8.9%	9.5%
Tier 1 ratio	9.8%	12.0%
Total capital ratio	13.4%	15.2%
Total Risk Weighted Assets	€98bn	€105bn

Loans and Advances to Customers

Total loans, net of impairment provisions, at December 31, 2009 of €129 billion reflects a decrease of 4% from €134 billion at March 31, 2009. This reduction is due to lower levels of economic activity and a consequent reduced demand for loans and other credit facilities, together with higher impairment provisions at December 31, 2009.

In January 2009 the Group announced its withdrawal from the intermediary sourced mortgage market in the UK and commenced the process of winding down a series of non-core international lending portfolios in Capital Markets. At December 31, 2009, loan assets in these activities totaled approximately €34 billion or 25% of the Total loans (before impairment provisions). Over time this will reduce the size of the Group’s balance sheet which will have the benefit of reducing the Group’s wholesale funding requirements, will lower the Group’s risk weighted assets and will strengthen the Group’s capital ratios. The de-leveraging of the UK residential mortgage portfolio is progressing, albeit at a slower pace than originally expected. This is due to lower levels of re-mortgage activity in the UK market.

At December 31, 2009, the Group classified those loans and advances to customers expected to transfer to NAMA as assets held for sale to NAMA. For ease of comparative purposes, the tables and commentary below, presents the loans and advances to customers, net of impairment provisions, of €119 billion and assets held for sale to NAMA, net of impairment provisions, of €10 billion together as Total loans.

Loans and Advances to Customers — book composition

The following table analyses the loan book by portfolio:

	Gross Loans and Advances to Customers
	December 31, 2009		March 31, 2009
Portfolio	€bn	%	€bn	%
Residential mortgages	61	45	59	44
Non property Small & Medium Enterprise (SME)/Corporate (non property)	34	25	37	27
Property and Construction:	36	27	34	25

— Investment	25	—	22	—
— Landbank & Development	11	—	12	—

Consumer — unsecured	4	3	6	4

Total Loans and Advances to Customers Before Allowance for Impairment Charges	135	100	136	100
Impairment provisions	(6)	—	(2)	—

Total Loans and Advances to Customers After Allowance for Impairment Charges	129	—	134	—

Residential mortgages comprise 45% of the Group’s loan book at December 31, 2009, up from 44% at March 31, 2009 due predominantly to new lending to first time buyers in Ireland and new lending originating through the joint venture with the UK Post Office. At December 31, 2009, 47% of residential mortgages were in Ireland and 53% of residential mortgages were in the UK.

Non-property SME and corporate loans account for 25% of the Group’s loan book at December 31, 2009 compared to 27% of the Group’s loan book at March 31, 2009. This decrease in the loan book is primarily as a result of repayments and a slow down in demand for loans and other credit facilities. This portfolio is well diversified across industries and geographies.

The Property and construction loan book accounts for 27% of the Group’s loan book at December 31, 2009 compared to 25% of the Group’s loan book at March 31, 2009. This book includes both investment loans and land and development loans. This increase since March 31, 2009 is due to additional loan draw-downs of committed facilities and the impact of movements in exchange rates.

Consumer loans amount to €4 billion at December 31, 2009 which is €2 billion lower than at March 31, 2009. This decrease is primarily as a result of repayments as customers seek to reduce their levels of indebtedness and a slowdown in demand for loans and other credit facilities.

The stock of impairment provisions of €5.8 billion at December 31, 2009 has increased by €4.0 billion compared to €1.8 billion at March 31, 2009. This reflects the substantial impairment charges in the nine month period ended December 31,2009 as a result of the very significant and challenging economic conditions, higher unemployment, weaker consumer sentiment and in particular a sharp decline in the property and construction sectors in Ireland and to a lesser extent in the UK.

The following table analyses the loans and advances to customers and associated impairment provisions between those loans expected to transfer to NAMA and those assets expected to be retained by the Group.

		Impairment	Carrying
Analysis at December 31, 2009	Total loans	provisions	value
	€m	€m	€m

Loans and advances to customers
Mortgages	60,402	359	60,043
Non-property SME & Corporate	34,140	1,134	33,006
Property & Construction	23,554	1,124	22,430
- Investment	20,758	362	20,396
- Landbank/Development	2,796	762	2,034
Consumer	4,340	380	3,960

Total loans and advances to customers	122,436	2,997	119,439

Loans held for sale to NAMA
Landbank & Development	8,522	2,552	5,970
Associated	3,713	226	3,487

Total loans held for sale to NAMA	12,235	2,778	9,457

Total loans	134,671	5,775	128,896

		Impairment	Carrying
Loans held for sale to NAMA	Total loans	provisions	value
	€m	€m	€m

Composition by division
Retail Republic of Ireland	3,525	1,063	2,462
UK Financial Services	3,573	817	2,756
Capital Markets	5,137	898	4,239

Total loans held for sale to NAMA	12,235	2,778	9,457

The impairment provision on loans held for sale to NAMA of €2,778 million at December 31, 2009 is made up of €1,063 million or 38% from Retail Republic of Ireland, €817 million or 29% from UK Financial Services and €898 million or 33% from the Capital Markets division. The ratio of impairment provisions to loans held for sale to NAMA is 23%. This ratio differs across the divisions. Retail Republic of Ireland has a ratio of 30% reflecting the impact of the sharp deterioration in the property and construction sector in Ireland. The ratio in UK Financial Services is 23% and the ratio in Capital Markets is 17% reflecting the diversification of property assets across different geographic and less stressed areas with Capital Markets having a higher proportion of assets in the investment element of property assets.

Loans and Advances to Customers — asset quality

The Group classifies loans as ‘financial assets neither past due nor impaired’, ‘financial assets past due but not impaired’ and ‘impaired financial assets’ in line with the requirements of IFRS7. Loans and advances to customers within ‘financial assets neither past due nor impaired’ are assigned an internal credit grade by the Group based on an assessment of the credit quality of the borrower and these ratings are summarised below:

•	high quality ratings apply to highly rated financial obligors, strong corporate and business counterparties and consumer banking borrowers (including residential mortgages) with whom the Group has an excellent repayment experience. High quality ratings are derived from grades 1 to 4 on the thirteen point grade scale, grades 1 and 2 on the seven point grade scale and ratings equivalent to AAA, AA+, AA, AA−, A+, A, A−, BBB+ and BBB for the external major rating agencies,

•	satisfactory quality ratings apply to good quality financial assets that are performing as expected, including loans and advances to small and medium sized enterprises, leveraged entities and more recently established businesses. Satisfactory quality ratings also include some element of the Group’s retail portfolios. Satisfactory quality ratings are derived from grades 5 to 7 on the thirteen point grade scale, grade 3 on the seven point grade scale and external ratings equivalent to BBB−, BB+, BB and BB−,

•	acceptable quality ratings apply to customers with increased risk profiles that are subject to closer monitoring and scrutiny by lenders with the objective of managing risk and moving accounts to an improved rating category. Acceptable quality ratings are derived from grades 8 and 9 on the thirteen point grade scale, grade 4 outstandings within the seven point scale and external ratings equivalent to B+, and

•	the lower quality but not past due nor impaired rating applies to those financial assets that are neither in arrears nor impaired but where the Group requires a work down or work out of the relationship unless an early reduction in risk is achievable. Lower quality ratings are derived from outstandings within rating grades 10 and 11 on the thirteen point grade scale and grade 5 on the seven point grade scale and external ratings equivalent to B or below.’

‘Past due but not impaired loans’ are defined as follows:

•	Loans where repayment of interest and/or principal are overdue by at least one day but are not impaired.

‘Impaired loans’ are defined as follows:

•	Loans with a specific impairment provision attaching to them together with loans (excluding residential mortgages) which are more than 90 days in arrears.

•	All assets in grades 12 and 13 on the thirteen point grade scale and grades 6 and 7 on the seven point grade scale are impaired.

			Loans held
	Gross loans and		for sale to
December 31, 2009	advances to customers		NAMA		Total Loans
	€m	%	€m	%	€m	%

Asset Quality
High Quality	68,654	56.1%	561	4.6%	69,215	51.4%
Satisfactory Quality	27,665	22.6%	2,014	16.5%	29,679	22.1%
Acceptable Quality	11,380	9.3%	2,266	18.5%	13,646	10.1%
Lower quality but not past due nor impaired	2,773	2.3%	575	4.7%	3,348	2.5%

Neither past due nor impaired	110,472	90.3%	5,416	44.3%	115,888	86.1%
Past due but not impaired	5,177	4.2%	255	2.1%	5,432	4.0%
Impaired	6,787	5.5%	6,564	53.6%	13,351	9.9%

Total loans and advances to customers	122,436	100.0%	12,235	100.0%	134,671	100.0%

			Loans held
	Gross loans and		for sale to
March 31, 2009	advances to customers		NAMA		Total Loans
	€m	%	€m	%	€m	%

Asset Quality
High Quality	72,465	53.5%	—	—	72,465	53.5%
Satisfactory Quality	37,087	27.3%	—	—	37,087	27.3%
Acceptable Quality	12,556	9.3%	—	—	12,556	9.3%
Lower quality but not past due nor impaired	2,330	1.7%	—	—	2,330	1.7%

Neither past due nor impaired	124,438	91.8%	—	—	124,438	91.8%
Past due but not impaired	5,761	4.3%	—	—	5,761	4.3%
Impaired	5,322	3.9%	—	—	5,322	3.9%

Total loans and advances to customers	135,521	100.0%	—	—	135,521	100.0%

On December 31, 2009, the Group classified those loans and advances to customers expected to transfer to NAMA as loans held for sale to NAMA. For ease of comparative purposes the tables and commentary presents the loans and advances to customers of €122 billion and loans held for sale to NAMA of circa. €12 billion, together these are referred to as Total loans.

Asset quality continues to deteriorate on a declining loan book. Total loans classified as ‘neither past due nor impaired’ have declined in both volume and percentage terms, with a significant rise in impaired loans in the period from €5.3 billion at March 31, 2009 to €13.4 billion at December 31, 2009. Of the impaired loans at December 31, 2009, 49% or €6.6 billion are expected to transfer to NAMA.

Total loans classified as ‘neither past due nor impaired’ accounted for 86.1% of the Group loan book at December 31, 2009 compared to 91.8% at March 31, 2009. The movement is due primarily to the deterioration in the global and Irish economic environments, resulting in continuing low levels of economic activity across our main markets, impacting upon credit quality.

In the ‘past due but not impaired’ category, both the quantum and percentage of the Total loans are down from €5.8 billion or 4.3% at March 31, 2009 to €5.4 billion or 4.0% at December 31, 2009. This reduction is mainly due to the movement of exposures into the ‘impaired’ category during the period.

‘Impaired’ loans increased from €5.3 billion at March 31, 2009 to €13.4 billion at December 31, 2009, an increase of 151%. This increase in impaired loans reflects the severe deterioration in general economic conditions, weaker consumer sentiment and a sharp slowdown in the Property and construction sector, particularly in the land and development sub-sector. Property and construction accounts for 72% of all impaired loans.

The Group currently expects that approximately €12.2 billion of loans may transfer to NAMA (classified as loans held for sale to NAMA). As of December 31, 2009, of these assets of approximately €12.2 billion 44% or €5.4 billion are classified as ‘neither past due nor impaired’, 2% or €0.3 billion are classified as ‘past due but not impaired’ and 54% or €6.6 billion are classified as impaired. Of the €6.6 billion impaired loans, €6.5 billion or 98% relates to the Property and construction portfolio with €5.2 billion or 80% of this relating to land and development.

Challenged Loans

The Group’s ‘challenged’ loans were €26.3 billion at December 31, 2009 compared to €15.7 billion at March 31, 2009. These ‘challenged’ loans include ‘impaired loans’, together with ‘past due but not impaired loans’, ‘lower quality but not past due nor impaired’ and loans at the lower end of ‘acceptable quality’ which are subject to increased credit scrutiny. The change since March 31, 2009 of €10.6 billion is due to the continued impact of the weaker economic conditions on arrears and continued downward grade migration across the portfolio particularly in Property and construction. Analysed by portfolio at December 31, 2009, Property and construction exposures continued to dominate and represent 58% of all challenged loans. The Non-property SME and corporate loan book accounts for 29% of challenged loans, Residential mortgages accounts for 8% and Consumer loans accounts for 5% of challenged loans at December 31, 2009.

					Provisions as
			Impaired		% of
		Impaired	loans as a %	Impairment	impaired
December 31, 2009	Advances	loans	of advances	Provision	loans
	€m	€m	%	€m	%

Total loans: Composition and Impairment

Residential mortgages	60,470	471	0.8%	359	76%
Non-property SME and corporate	34,351	2,806	89.2%	1,152	41%
Property and construction	35,510	9,648	27.2%	3,884	40%
Consumer	4,340	426	9.8%	380	89%

Total loans and advances to customers	134,671	13,351	9.9%	5,775	43%

					Provisions as
			Impaired		% of
		Impaired	loans as a %	Impairment	impaired
March 31, 2009	Advances	loans	of advances	Provision	loans
	€m	€m	%	€m	%

Total loans: Composition and Impairment

Residential mortgages	58,888	229	0.4%	144	63%
Non-property SME and corporate	37,041	1,187	3.2%	480	40%
Property and construction	33,955	3,538	10.4%	856	24%
Consumer	5,637	368	6.5%	301	82%

Total loans and advances to customers	135,521	5,322	3.9%	1,781	33%

Impaired loans increased from €5.3 billion or 3.9% of Total loans at March 31, 2009 to €13.4 billion or 9.9% of Total loans at December 31, 2009. Of the €13.4 billion impaired loans, €11.8 billion have been assessed for impairment on an individual basis with the remaining €1.6 billion assessed collectively. Specific provisions on loans assessed on an individual basis amount to €4 billion. The increase in impaired loans primarily reflects the sharp deterioration in the Property and construction sector, particularly in Ireland, together with a deterioration in general economic conditions and weak consumer sentiment.

By portfolio, Residential mortgages accounts for 4% of impaired loans, Non-property SME and corporate accounts for 21% of impaired loans, Property and construction accounts for 72% of impaired loans and Consumer accounts for 3% of impaired loans.

The ratio of impaired loans to Total loans in the Residential mortgage portfolio is 0.8%, Non-property SME and corporate is 8.2%, Property and construction is 27.2% and Consumer is 9.8% at December 31, 2009. This ratio has increased for all portfolios since March 31, 2009 with the most significant deterioration in the Property and construction portfolio.

Total balance sheet provisions against loans and advances to customers were €5.8 billion at December 31, 2009, a significant increase compared to €1.8 billion at March 31, 2009. The Property and construction portfolio accounts for 76% of the increase in provisions during the period, with the Non-property SME and corporate portfolio and the Residential mortgage portfolio generating most of the balance. The increase in impairment provisions in the Consumer portfolio on a declining loan book was relatively modest. Of the €5.8 billion impairment provisions at December 31, 2009, €2.8 billion relates to assets expected to transfer to NAMA.

The increase in provisions reflects the impact of the continued deterioration in general economic conditions, consequent loan grade degradation and continued weakening in the Property and construction sectors, in the Republic of Ireland and to a lesser extent in the UK. Impairment provisions as a percentage of impaired loans (coverage ratio) increased to 43% at December 31,2009 from 33% at March 31, 2009. Coverage ratios, which vary considerably by portfolio, are influenced by the nature of the loan assets and the extent and quality of underlying collateral held by the Group in support of the loan.

The coverage ratio on Residential mortgages increased from 63% at March 31, 2009 to 76% at December 31, 2009. In line with existing market practice, coverage ratios for Residential mortgages are computed on a different basis to other portfolios (i.e Residential mortgages that are 90 days past due are excluded from impaired loans). If Residential mortgages that are 90 days past due were included in impaired loans, the coverage ratio for Residential mortgages would be 20% at December 31,2009 (up from 12% at March 31, 2009). The Non-property SME and corporate coverage ratio of 41% at December 31, 2009 compares to 40% at March 31, 2009. The coverage ratio for Property and construction of 40% at December 31, 2009 has increased from 24% at March 31, 2009, reflecting a significant increase in the impairment provision at December 31, 2009. Consumer lending at December 31, 2009 has 89% coverage, up from 82% at March 31, 2009. Of the approximately €12.2 billion of loans held for sale to NAMA, €6.6 billion or 54% were impaired. The impairment provision at December 31, 2009 amounted to €2.8 billion which represents 42% of impaired loans.

Loan Impairment Charge

The Group impairment charge for the nine month period ended December 31, 2009 amounted to €4,055 million or 3.96% when expressed as an annualised percentage of average loans and advances to customers including loans held for sale to NAMA. The charge of €4,055 million is €2,620 million higher than the charge of €1,435 million for the twelve month period ended March 2009. This higher charge reflects, in particular, the impact of the sharp deterioration in the property and construction sector particularly in Ireland, with continued weakening in non-property sectors

	9 months ended		Year ended		Year ended
	December 31, 2009		March 31, 2009		March 31, 2008
Total loan impairment charge	€m	%	€m	%	€m	%

Specific impairment (net of provision write backs)	3,467	3.39%	1,058	0.76%	210	0.16%
Incurred but not reported (IBNR)	591	0.58%	385	0.27%	30	0.02%
Recoveries	(3)	(0.01%)	(8)	(0.01%)	(13)	(0.01%)

Total loan impairment charge	4,055	3.96%	1,435	1.02%	227	0.17%

The split of the Group impairment charge for the nine month period ended December 31, 2009 and the year ended March 31, 2009 and March  31, 2008 by portfolio is as follows:

	9 months ended		Year ended		Year ended
	December 31, 2009		March 31, 2009		March 31, 2008
Group loan impairment charge	€m	%	€m	%	€m	%

Residential mortgages	237	0.52%	127	0.20%	5	0.01%
Non-property SME & Corporate	659	2.50%	344	0.94%	83	0.25%
Property and Construction	2,993	11.25%	766	2.11%	60	0.17%
Consumer	166	4.21%	198	3.08%	79	1.10%

Total loan impairment charge	4,055	3.96%	1,435	1.02%	227	1.70%

Analysed as follows:
Loans held for sale to NAMA	2,231	24.31%	—	—	—	—
Loans and advances to customers	1,824	1.96%	1,435	1.02%	227	1.70%

Total loan impairment charge	4,055	3.96%	1,435	1.02%	227	1.70%

The impairment charge on Residential mortgages was €237 million for the nine month period ended December 31, 2009 compared to €127 million for the twelve month period ended March 31, 2009. This increase is due to the impact on the level of arrears from rising unemployment and lower disposable income together with further declining property prices.

The impairment charge on Non-property SME and corporate was €659 million for the nine month period ended December 31, 2009 compared to €344 million for the twelve month period ended March 31, 2009. This increase is due to the impact on customers of the slowdown in economic activity and poor consumer sentiment together with the level of business insolvencies.

The impairment charge on Property and construction was €2,993 million for the nine month period ended December 31, 2009 compared to €766 million for the twelve month period ended March 31, 2009. The land and development element within the Property and construction portfolio is most significantly impacted by falling property prices, more negative views of asset values, over supply of residential stock in Ireland and the general weak economic conditions, particularly in Ireland and to a lesser extent in the UK.

The impairment charge on Consumer loans was €166 million for the nine month period ended December 31, 2009 compared to €198 million for the twelve month period ended March 31, 2009. The charge on Consumer loans remains significant due to higher unemployment, high levels of personal indebtedness and lower disposable income.

Of the €4,055 million impairment charge on loans and advances to customers for the nine month period ended December 31, 2009, €2,231 million or 55% relates to loans held for sale to NAMA. The impairment charge of €1,824 million on loans and advances to customers represents 45% of the total charge of €4,055 million for the nine months ended December 31, 2009; it represents 1.96% on an annualised basis, on the average loans and advances to customers excluding loans held for sale to NAMA.

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

The property and construction portfolio represents 25% of the Group’s loan book. The impairment charge of 211bps in the year to March 31, 2009 compares to 17bps in the prior year. The recession in both the Irish and UK economics together with lack of liquidity and falling asset values, have significantly impacted the asset quality in this portfolio.

The impairment charge on the consumer portfolio has increased from 110bps in the year ended March 31, 2008 to 308bps in the year ended March 31, 2009, reflecting a significant deterioration in the asset quality of this book.

Financial assets renegotiated that would otherwise be past due or impaired

Renegotiated loans are those facilities at 31 December 2009 which if not renegotiated during the nine month period ended 31 December 2009 would have been classified as ‘impaired’ loans or as ‘past due but not impaired’ loans. The carrying value of these loans at 31 December 2009 is €6,390 million (March 31, 2009: €5,950 million) and represents borrowers whose loan terms and conditions have been amended in recognition of a change in the borrowers’ circumstances. Renegotiated loans are primarily included in the ‘Acceptable quality’ and lower quality but not ‘past due nor impaired’ classifications and are not deemed to represent a risk of loss at the reporting date.

Loans that have their terms amended but do not meet the requirements for financial assets that are ‘neither past due nor impaired’, continue to be reported as ‘past due but not impaired’ or as ‘impaired’.

Repossessed collateral

During the nine month period ended December 31, 2009, the Group took possession of collateral held as security, as follows:

	December 31,	March 31,
	2009	2009
	€m	€m

Ireland	6	1
UK & Other	66	73

	72	74
Other properties	12	0

	84	74

Repossessed properties are sold as soon as practicable, with the proceeds applied against outstanding indebtedness.

Asset quality: Other Financial Instruments

Other financial instruments include available for sale financial assets, derivative financial instruments, loans and advances to banks, interest receivable and the reinsurance assets. The table below analyses the Group’s exposure to other financial instruments based on the gross amount before provisions for impairment.

	December 31,		March 31
	2009		2009
Other financial instruments	€m	%	€m	%

High quality	33,633	93%	41,747	89%
Satisfactory quality	2,097	6%	4,895	11%
Acceptable quality	286	1%	99	—
Lower quality but not past due nor impaired	113	—	30	—

Neither past due nor impaired	36,129	100%	46,771	100%
Impaired	12	—	79	—

Total	36,141	100%	46,850	100%

The total volume of other financial instruments at December 31, 2009 amounted to €36.1 billion, a reduction of €10.8 billion from the volume of other financial instruments (€46.9 billion at March 31, 2009). This reduction primarily reflects the lower levels of available for sale financial assets, derivative financial instruments and loans and advances to banks. Virtually all of the Group’s exposures to other financial instruments were classified as ‘neither past due nor impaired’.

Available for sale assets

Substantially all of the Group’s liquid assets are accounted for in the Group’s Available for Sale financial assets portfolio. The following table quantifies the Group’s exposure to each asset class and the impact of market dislocation on valuations at December 31, 2009 with comparisons at March 31, 2009.

Fair Value
expressed as a % of
Portfolio	Market Value	Asset Type	Profile	Key Movements	Underlying Nominal
Liquid Asset Portfolio	€19.4 billion (March 31, 2009, €25.2 billion)	€18.3 billion bank debt (March 31, 2009, €22.7 billion)	Average rating AA- (March 31, 2009 Average rating AA-)	Negative mark to market adjustment to reserves of €0.3 billion, a positive movement in the period of €0.7 billion (March 31, 2009, €1.0 billion negative)	100.4% (March 31, 2009, 96.6)%
No impairments were recognised in the current period (March 31, 2009, €61 million)

€1.1 billion Government bonds (March 31, 2009, €2.5 billion)	100% AA rated (March 31, 2009 95% AAA rated)	Positive mark to market adjustment to reserves of €21 million, a negative movement in the period of €46 million
(March 31, 2009, €67 million positive)
				No impairments were recognised in the current or prior periods	104.2% (March 31, 2009, 102)%

Fair Value
expressed as a % of
Portfolio	Market Value	Asset Type	Profile	Key Movements	Underlying Nominal
Asset backed Securities Portfolio	€1.5 billion (March 31, 2009, €1.7 billion)	€0.5 billion RMBS (March 31, 2009, €0.5 billion),	79% rated AAA/AA (March 31, 2009 95)%	Total negative mark to market adjustment to reserves of €0.4 billion a positive movement in the period of €0.2 billion
(March 31, 2009, €0.6 billion negative)
Impairments of €1.6 million were recognised in the current period
				(March 31, 2009 €15 million)	87% (March 31, 2009 81)%

		€0.4 billion CMBS (March 31, 2009, €0.4 billion)	75% rated AAA/AA (March 31, 2009 100)%

€0.6 billion including loans in syndication, CDO’s and financials (March 31, 2009, €0.8 billion)

At December 31, 2009, the Liquid Asset Portfolio comprises €19.4 billion of the total AFS financial assets; €1.1 billion in government bonds and €18.3 billion in bank debt. The other AFS assets of €1.5 billion are Asset Backed Securities (ABS) comprising Commercial Mortgage Backed Securities (CMBS) of €0.4 billion, Residential Mortgage Backed Securities (RMBS) of €0.5 billion, and loans in syndication, Collateralised Debt Obligations (CDOs) and loans to financials totalling of €0.6 billion.

The receivership of Washington Mutual resulted in an impairment of €36 million in the AFS portfolio and this has been charged through the income statement in the year ended March 31, 2009. In addition the nationalisation and subsequent receivership of certain Icelandic banks led to a €25 million impairment charge in the year to March 31, 2009.

Trading securities

The Group holds a portfolio of bonds for trading purposes typically taking positions in financial and corporate risk with ratings between investment grade AAA and BBB (average rating A). The value of the portfolio at December 31, 2009 was €403 million (March 31, 2009: €125 million).

Share of associated undertakings and joint ventures

Profit after tax from associated undertakings and joint ventures has increased from a loss of €42 million for the twelve month period ended March 31, 2009 to a profit of €35 million for the nine month period ended December 31, 2009.

First Rate Exchange Services (FRES) a joint venture with the UK Post Office generated profit after tax of £23 million (€27 million) in the nine month period ended December 31, 2009 down from £31 million (€39 million) in the twelve month period ended March 31, 2008. This reduction is primarily due to the shorter reporting period and lower fee income due to the contraction in the overseas travel market.

The Group has a stake in a property unit trust that holds an investment in a UK retail property. This interest, initially acquired by the Group to sell onto private investors, remains on the Group’s balance sheet. The decline in the property market led to a fall in the value of this interest of €70 million which was reflected in the income statement for the twelve month period ended March 31, 2009. The share of results for the nine month period ended December 31, 2009 was €8 million.

Profit on disposal of business activities /property

In the nine month period ended December 31, 2009 the Group disposed of its interest in Guggenheim and Iridian resulting in a €3 million net loss.

Taxes

The following table sets out a reconciliation of taxes chargeable at the statutory Irish corporation tax rate and the Group’s effective tax rate for the nine months ended December 31, 2009, and the two years ended March 31, 2009. The effective tax rate is obtained by dividing the tax charge by profit before tax.

		* Restated	* Restated
	9 months ended	12 months ended	12 months ended
	December 31,	March 31,	March 31,
	2009	2009	2008
	(in € millions, except percentages)

Average statutory corporation tax rate	12.5%	12.5%	12.5%

Loss/(profit) before tax multiplied by the standard rate of Corporate tax in Ireland	227	1	(242)
Effects of:
Foreign earnings subject to different rates of tax	70	81	(86)
Bank of Ireland Life — different basis of taxation	(55)	58	53
Income arising on repurchase of subordinated liabilities	121	—	—
Elimination of investment return on treasury stock held for the benefit of policyholders	(1)	16	24
Tax exempted profits and income at a reduced Irish tax rate	—	(4)	(2)
Non-deductible goodwill impairment	(1)	(110)
Non-deductible expenses	(9)	(19)	(7)
Prior year adjustments	4	7	1
Share of profit of associates and joint ventures shown post tax in income statement	3	5	6
Other adjustments for income tax purposes	(15)	6	24

Income tax credit/(charge)	344	41	(229)

*	The prior years have been restated to reflect the impact of the adoption of “Amendments to IFRS 2 Share-based Payment Vesting Conditions and Cancellations”. Further information on this is shown on page F-13.

Nine month period ended December 31, 2009 compared to the twelve month period ended March 31, 2009

The taxation credit for the Group was €344 million for the nine months ended December 31, 2009 compared to a taxation credit of €41 million for the year ended March 31, 2009 primarily due to losses in the period. The effective tax rate for the nine months ended December 31, 2009 was a credit of 19% compared to a credit of 178% for the year ended March 31, 2009.

Financial year ended March 31, 2009 compared to financial year ended March 31, 2008

The taxation credit for the Group was €41 million for year ended March 31, 2009 compared to a taxation charge of €229 million in the year ended March 31, 2008. The tax credit arises primarily due to a reduction in earnings across the Group and the life policyholder tax gross-up. The effective tax rate was a credit of 178% for the year ended March 31, 2009, compared to a charge of 11.8% for the year ended March 31, 2008.

Divisional Performance: (Loss)/profit before tax

		Restated*	Restated*
	9 months ended	12 months ended	12 months ended
	December 31, 2009	March 31, 2009	March 31, 2008
	(in € millions)

Retail Republic of Ireland	(1,514)	11	749
Bank of Ireland Life	133	(107)	48
UK Financial Services	(805)	(26)	463
Capital Markets	(603)	161	651
Group Centre	976	(62)	19

(Loss)/profit before tax	(1,813)	(23)	1,930

*	The prior years have been restated to reflect the impact of the adoption of “Amendments to IFRS 2 Share-based Payment Vesting Conditions and Cancellations”. Further information on this is shown on page F-13.

Retail Republic of Ireland

Retail Republic of Ireland incorporates the Branch Network, Mortgage Business, Consumer Banking, Business Banking and Private Banking activities in the Republic of Ireland. Together with Bank of Ireland Life, it is the leading bancassurance franchise in Ireland built on a broad distribution platform, a comprehensive suite of retail, business products and services, a commitment to service excellence and a strong focus on operating efficiency.

Retail Republic of Ireland: Income statement

	9 months ended	12 months ended	12 months ended
	December 31, 2009	March 31, 2009	March 31, 2008
	(in € millions)

Net interest income	888	1,452	1,429
Other income	112	277	450

Total operating income	1,000	1,729	1,879
Other operating expenses	(680)	(940)	(983)
Impairment losses on intangible assets	(6)	—	—

Operating income before impairment on financial assets	314	789	896
Impairment losses on loans and advances	(1,836)	(708)	(146)
Share of profit/(loss) of associates and joint ventures	8	(70)	(1)

(Loss)/profit before tax	(1,514)	11	749

Nine month period ended December 31, 2009 compared to the twelve month period ended March 31, 2009

The nine month period ended December 31, 2009 was particularly difficult for the Retail businesses in Ireland which continued to be adversely impacted by the significant contraction in the Irish economy. The sharp decline in the property and construction sectors led to substantially higher impairment charges. Intense competition for deposits and the low interest rate environment resulted in significant reductions in deposit margins. The economic outlook together with poor consumer sentiment has resulted in subdued demand for financial services products.

Retail Republic of Ireland reported a loss before tax of €1,514 million for the nine month period ended December 31, 2009 compared to a profit before tax of €11 million for the twelve month period ended March 31, 2009.

The operating profit of €314 million before impairment charges on financial assets for the nine month period ended December 31, 2009 reduced by €475 million compared to the operating profit of €789 million before impairment charges on financial assets for the twelve month period ended March 31, 2009.

Net interest income of €888 million for the nine month period ended December 31, 2009 was €564 million lower than the net interest income of €1,452 million for the twelve month period ended March 31, 2009. This reduction is a result of the shorter reporting period together with significant narrowing of liability spreads due to intense competition for customer deposits and the low interest rate environment.

Net other income of €112 million for the nine month period ended December 31, 2009 was €165 million lower than Net other income of €277 million for the twelve month period ended March 31, 2009. This reduction arises primarily as a result of the shorter reporting period, a charge of €74 million arising from an unfavourable court ruling in connection with a European property investment, further impairment of €15 million on the value of some investment properties arising from continuing low levels of transactions in the commercial property market and lower fees and other income in Business Banking, Private Banking and Credit Cards due to lower levels of new business activity. Net other income for the 12 month period ended March 31, 2009 included a €24 million gain from a distribution by VISA International following its initial public offering.

Operating expenses of €680 million for the nine month period ended December 31, 2009 have decreased compared to €940 million for the twelve month period ended March 31, 2009. This is largely due to the shorter reporting period, reduced staff numbers and tight control of costs.

Share of results of associates and joint ventures of €8 million for the nine month period ended December 31, 2009 compares to a loss of €70 million for the twelve month period ended March 31, 2009. The loss of €70 million for the twelve month period ended March 31, 2009 is primarily attributable to an impairment charge of €63 million relating to the Group’s investment in a property unit trust that holds an investment in a UK retail property.

At December 31, 2009, the Group classified those loans and advances to customers expected to transfer to NAMA as loans held for sale to NAMA. For ease of comparative purposes, the following commentary presents loans and advances to customers and loans held for sale to NAMA together as Total loans.

The impairment charge on Total loans of €1,836 million for the nine month period ended December 31, 2009 was a substantial increase on the impairment charge of €708 million for the twelve month period ended March 31, 2009 due principally to the significant contraction in economic activity, with continuing low levels of transactions in both the commercial and residential property markets.

The impairment charge on the Residential mortgages was €165 million for the nine month period ended December 31, 2009 compared to €60 million for the twelve month period ended March 31, 2009. This increase is due to the impact on the level of arrears from rising unemployment and lower disposable income, together with the further decline in property prices. At December 31, 2009, 3 month arrears in the Residential mortgage portfolio were 3.46% compared to 1.92% at March 31, 2009.

The impairment charge on Non-property SME and corporate loans was €343 million for the nine month period ended December 31, 2009 compared to €157 million for the twelve month period ended March 31, 2009. This increase is due to the impact on customers of the slowdown in economic activity and poor consumer sentiment, together with the level of business insolvencies.

The impairment charge on Property and construction loans was €1,187 million for the nine month period ended December 31, 2009 compared to €330 million for the twelve month period ended March 31, 2009. The land and development element within the Property and construction portfolio is most significantly impacted by the sharp contraction in the level of economic activity, leading to falling asset values, exacerbated by the over supply of residential and commercial property in Ireland.

The impairment charge on Consumer loans was €141 million for the nine month period ended December 31, 2009 compared to €161 million for the twelve month period ended March 31, 2009. The charge on Consumer loans remains significant, due to higher unemployment, high levels of personal indebtedness and lower disposable income.

Resources and Advances

At December 31, 2009 total customer deposits were €35 billion, an increase of 4% over March 31, 2009. Deposits have increased from €23 billion at March 31, 2009 to €24 billion at December 31, 2009, an increase of 4%. Current account credit balances have increased from €10 billion at March 31, 2009 to €11 billion at December 31, 2009, an increase of 6%. The strength of our distribution platform particularly through our Branch Network and Business

Banking relationships, the increase in the savings ratio and the development of products that are attractive to retail customers have been the key enablers of the strong deposit inflows from both new and existing customers.

As a consequence of the weak economic environment, demand for new loans and other credit facilities in the nine month period ended December 31, 2009 was considerably lower than previous periods. Total loans, before impairment provisions, were €54 billion at December 31, 2009 compared to €55 billion at March 31, 2009, a reduction of 1% (a decline of 4% net of impairment provisions) reflecting the impact of customers reducing personal indebtedness and businesses not taking on new financial commitments in the current difficult economic environment.

The Residential mortgage book at December 31, 2009 grew 2% compared to the Residential mortgage book at March 31, 2009 reflecting the Group’s focus on the First Time Buyer segment. This growth in the mortgage book is more than offset by a decline in other retail loan books. In particular, the Consumer loan book has declined by 14% due to scheduled repayments and redemptions as customers have sought to reduce levels of personal indebtedness.

Financial year ended March 31, 2009 compared to financial year ended March 31, 2008

The year ended March 31, 2009, was challenging for the Retail businesses which were adversely impacted by the rapid and severe contraction in the Irish economy, the downturn in residential and commercial property markets, the effect of stock market weakness on the sale of investment products and the continued dislocation in financial markets.

Retail Republic of Ireland delivered profit before tax of €11 million in the year ended March 31, 2009, compared with €749 million in the year ended March 31, 2008.

The divisional performance for the year ended March 31, 2009, is not directly comparable to the prior year as the current year to March 31, 2009, includes costs associated with the costs of the downsizing initiatives of €9 million. In addition, the prior year numbers to March 31, 2008, include €33 million of a gain in relation to disposal of property compared to nil in the current year.

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

Resources and Advances

Deposit growth of 1% was achieved through competitive products, brand strength and distribution capability. In line with overall market trends, book growth of 5% in mortgages, 1% in business lending and a reduction of 7% in consumer lending resulted in the loan book at March 31, 2009, remaining unchanged compared to March 31, 2008.

Bank of Ireland Life

The Group operates in the life and pensions market in Ireland through New Ireland Assurance Company plc trading as Bank of Ireland Life. New Ireland is a manufacturer of pension, life assurance and related products for individuals and SME’s. Bank of Ireland Life offers life assurance, protection, pensions and investment products to the Group customers in Ireland through the branch network. The Group also operates in the independent intermediary market under the New Ireland brand and through a direct sales force.

	9 months ended	12 months ended	12 months ended
	December 31,	March 31,	March 31,
	2009	2009	2008
	(in € millions)

Profit/(loss) before tax	133	(107)	48

Nine month period ended December 31, 2009 compared to the twelve month period ended March 31, 2009

Profit before tax of €133 million for the nine month period ended December 31, 2009 has increased by €240 million from a loss before tax of €107 million for the twelve month period ended March 31, 2009. This increase is due primarily to the movement in the investment valuation variance partly offset by lower operating profit.

Annual Premium Equivalent (APE) sales for the nine month period ended December 31, 2009 were 23% lower (on an annualised basis) than the twelve month period ended March 31, 2009.

Operating profit of €43 million for the nine month period ended December 31, 2009 is lower than the twelve month period ended March 31, 2009 as a result of;

•	lower volumes of new business, notably of savings and regular premium pensions,

•	the shorter reporting period

•	policy lapses due to lower disposable income, and

•	lower average funds under management, reflecting the sharp fall in investment markets in the second half of the twelve month period ended March 31, 2009.

Operating expenses of €82 million for the nine month period ended December 31, 2009 is lower by €26 million compared to the twelve month period ended March 31, 2009. This reduction is due to the shorter reporting period and the continued focus on cost reduction by Bank of Ireland Life. Included in operating expenses of €82 million for the nine month period ended December 31, 2009 is an impairment charge of €3 million relating to the revaluation of Bank of Ireland Life owned properties.

In the nine month period ended December 31, 2009, consistent with long term bond yields, the discount rate applied to future cashflows decreased from 9.0% to 8.25%, and the unit growth assumption was reduced from 7.25% to 6.5%, resulting in a profit of €3 million compared to a loss of €16 million in the twelve month period ended March 31, 2009.

The performance of investment markets in excess of this growth assumption since April 2009 has resulted in a positive investment valuation variance of €23 million. This compares to an underperformance of investment markets in the twelve month period ended March 31, 2009, which gave rise to a negative investment valuation variance of €117 million.

An increase of €140 million due to a credit of €64 million relating to the gross up of policyholder tax in the nine month period ended December 31, 2009 compared to a charge of €76 million in the twelve month period ended March 31, 2009.

Financial year ended March 31, 2009 compared to financial year ended March 31, 2008

Profit before tax fell from €48 million in the year to March 31, 2008 to a loss of €107 million for the year ended March 31, 2009.

The reduction in profit before tax of €155 million was attributable to the following factors:

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

UK Financial Services (UKFS)
(£ Sterling)

The UK Financial Services (UKFS) Division incorporates Business Banking in Great Britain and Northern Ireland, the branch network in Northern Ireland, the UK Residential mortgage business and the joint ventures with the UK Post Office, namely Post Office Financial and Travel Services (POFTS).

UK Financial Services: Income Statement

	9 months ended	12 months ended	12 months ended
	December 31,	March 31,	March 31,
	2009	2009	2008*
	(in £ millions)

Net interest income	411	627	579
Other income	61	115	119

Total operating income	472	742	698
Total operating expenses	(267)	(447)	(379)

Operating profit before impairment losses	205	295	319
Impairment losses on loans and advances	(948)	(372)	(23)
Share of profit of associates and joint ventures	23	31	34

(Loss)/profit before tax	(720)	(46)	330

(Loss)/profit before tax (euro equivalent)	(805)	(26)	463

*	Divisional PBT performance of UK Financial Services (UKFS) and Group Centre are restated to reflect the corporate restructuring of Bristol & West plc undertaken to obtain the optimum capital and funding treatment for the Group under Basel II. For the year ended March 31, 2008, this restatement reduces the UKFS PBT to £330 million from £353 million and it reduces Group Centre’s loss by an equivalent amount.

The average exchange rate applied by the Group in converting the above Sterling amounts to euro for the purposes of preparing the consolidated financial statements was 0.8851 to December 31, 2009, (0.8333 to March 31, 2009 and 0.7116 to March 31, 2008).

Nine month period ended December 31, 2009 compared to twelve month period ended March 31, 2009

The UKFS loss before tax of £720 million for the nine month period ended December 31, 2009, compares to a loss before tax of £46 million for the twelve month period ended March 31, 2009. The Divisional performance for the nine month period ended December 31, 2009 is not directly comparable with the year ended March 31, 2009 as the prior financial period included costs associated with the downsizing initiatives of £56 million.

Net interest income of £411 million for the nine month period ended December 31, 2009 is £216 million lower than the twelve month period ended March 31, 2009 due to the shorter reporting period, intense competition impacting liability spreads together with the low interest rate environment. The negative impacts were partly offset by higher pricing on both the Residential mortgage and Business Banking loan books.

In January 2009, the Group announced its withdrawal from the intermediary sourced mortgage market in the UK and the wind down of a range of international lending portfolios in Capital Markets (together the “Non-core loan portfolios”). At December 31, 2009 the Non-core loan portfolios amounted to €34 billion.

Up to September 30, 2009, the Group allocated its total cost of funds (which includes the cost over libor / euribor on wholesale funding, customer deposits and securitisations) based on the net asset or liability position of each division. With effect from October 1, 2009, the Group has decided to change the basis of allocation of its cost of funds. From this date, the Group has allocated the marginal cost of wholesale funding to the Non-core loan portfolios. For the remaining loan portfolios (together the “Core loan portfolios”) the Group’s residual cost of funds is allocated based on the net asset or liability position of each division.

The impact of this decision, made on October 1, 2009, on UK Financial Services was to decrease its Net interest income in the nine month period ended December 31, 2009 by €17 million (Stg£15 million). As a consequence, the impact of this decision was to increase the Net interest income in Retail Republic of Ireland by €9 million and to increase the Net interest income in Capital Markets by €8 million.

It is estimated that the impact of this decision, on an annualised basis, would be to decrease the Net interest income in UK Financial Services by €68 million (Stg£60 million), to increase the Net interest income in Retail Republic of Ireland by €36 million and to increase the Net interest income in Capital Markets by €32 million.

Net other income of £61 million for the nine month period ended December 31, 2009 reduced by £54 million when compared to the twelve month period ended March 31, 2009. This reduction reflects the shorter reporting period, reduced fee income as a result of lower new business lending activity and seasonality in the Consumer Financial Services businesses, together with the impact of interest rate changes on the fair value of economic hedging instruments.

Operating expenses for the nine month period ended December 31, 2009 of £267 million were £180 million lower than the twelve month period ended March 31, 2009. This reduction is driven by the shorter reporting period together with savings from the restructuring of both the UK Residential mortgage and Business Banking operations, also the prior twelve month period ended March 31, 2009 included a restructuring provision of £56 million. Investment has continued in the joint ventures with the UK Post Office.

At December 31, 2009, the Group classified those loans and advances to customers expected to transfer to NAMA as loans held for sale to NAMA. For ease of comparative purposes the following tables and commentary presents loans and advances to customers and loans held for sale to NAMA together as Total loans.

	9 months ended	12 months ended
Loan impairment charge by portfolio	December 31, 2009	March 31, 2009
	£m	£m

Residential mortgages	64	58
Non-property SME and corporate	43	48
Property and construction	820	245
Consumer	21	21

Total impairment charge on total loans	948	372

Financial period ended December 31, 2009 compared to financial year ended March 31, 2009

The impairment charge on Total loans of £948 million for the nine month period ended December 31, 2009 was a substantial increase on the impairment charge of £372 million for the twelve month period ended March 31, 2009. The increased impairment charge arises primarily in the land and development element of the Property and construction portfolio, which has been most significantly impacted by sharp declines in asset values, higher unemployment and lower levels of economic activity. The increase in the Residential mortgage impairment charge is driven by higher unemployment, house price deflation and the weak economy, which have led to higher arrears and repossessions.

The Share of results of associates and joint ventures relates to the Group’s share of First Rate Exchange Services (FRES), a joint venture with the UK Post Office, which generated profit after tax of £23 million for the nine month period ended December 31, 2009, compared to £31 million for the twelve month period ended March 31, 2009. This reduction is primarily due to the shorter reporting period and lower fee income due to the contraction in the overseas travel market.

As outlined above, the impact of the Group’s decision to change the basis of allocation of its cost of funds with effect from October 1, 2009 was to decrease the Net interest income in UK Financial Services by €17 million (Stg£15 million). Within UK Financial Services, the impact of this decision was to decrease the Net interest income for Residential mortgages by €26 million (Stg£23 million) and to increase the Net interest income for Business Banking by €9 million (Stg£8 million).

It is estimated that the impact of this decision on an annualised basis would be to decrease the Net interest income for Residential mortgages by €103 million (Stg£91 million) and to increase the Net interest income in Business Banking by €35 million (Stg£31 million).

The profit before tax in the Residential Mortgage Business for the nine month period ended December 31, 2009 of £39 million has decreased from a profit before tax of £55 million for the twelve month period ended March 31, 2009. Operating profit of £108 million before impairment charges for the nine month period ended December 31, 2009 has decreased by £12 million when compared to the operating profit before impairment charges for the twelve month period ended March 31, 2009. This decrease is due to the shorter reporting period, the change in the basis of allocation of the cost of funds, as previously outlined, partly offset by improved product margins and a reduction in the operating costs resulting from the closure of the intermediary channel to new business in January 2009. The operating expenses for the twelve month period ended March 31, 2009 included £37 million in relation to costs associated with a restructuring provision. Residential mortgage impairment charges for the nine month period ended December 31, 2009 of £64 million increased from £58 million for the twelve month period ended March 31, 2009 driven by higher unemployment, house price deflation and the weak economy which have led to higher arrears and repossessions.

While arrears have risen sharply from a low base, the residential mortgage portfolio continues to outperform industry averages. At December 31, 2009, overall residential mortgage portfolio arrears greater than three months were 171 basis points compared to average industry arrears of 238 basis points as per CML (“Council of Mortgage Lenders”) data.

The Business Banking loss before tax for the nine month period ended December 31, 2009 of £729 million shows a significant deterioration when compared to the loss before tax for the twelve month period ended March 31, 2009 of £100 million. This deterioration reflects a substantial increase in impairment charges to £860 million for the nine month period ended December 31, 2009 compared to £292 million for the twelve month period ended March 31, 2009. This increase in the impairment charge arises substantially in the land and development element of the Property and construction portfolio and is driven primarily by a sharp decline in asset values, higher unemployment and lower levels of economic activity. Operating profit before impairment charges of £131 million for the nine month period ended December 31, 2009 decreased by £61 million compared to the twelve month period ended March 31, 2009 of £192 million. This is due to the shorter reporting period, lower net interest income due to intense competition for deposits, a lower interest rate environment and reduced deposit volumes, higher wholesale funding costs partly offset by asset re-pricing and the impact of the change in the basis of allocation of the cost of funds as outlined above. The operating expenses for the 12 month period ended March 31, 2009 included £19 million in relation to costs associated with the restructuring provision.

Consumer Financial Services which is comprised of a number of business activities with the UK Post Office (POFTS, Credit Cards and ATMs) delivered a profit before tax of £20 million for the nine month period ended December 31, 2009 which is £28 million lower than the profit before tax for the twelve month period ended March 31, 2009. This reduction is primarily attributable to the shorter reporting period, seasonality in the Consumer Financial Services businesses and lower fee income due to the contraction in the overseas travel market together with deposit margin attrition.

The loss before tax in Division Centre increased to £50 million for the nine month period ended December 31, 2009 from £49 million for the twelve month period ended March 31, 2009 due mainly to the continued investment in deposit gathering initiatives and the impact of interest rate changes on fair value of economic hedging instruments.

Resources and Advances

Business Banking deposits declined by 9% in the nine month period ended December 31, 2009 reflecting continued intense competition. Deposits sourced through the Group’s joint venture with the UK Post Office have grown by 9% since March 31, 2009 to £8.5 billion at December 31, 2009, reflecting the Group’s investment in this important source of customer deposits.

Total loans, before impairment provisions of £47 billion is a reduction of 2% (a decline of 4% net of impairment provisions) at December 31, 2009 compared to £48 billion at March 31, 2009.

The de-leverage of the UK residential mortgage book has been slower than originally expected as a result of lower re-mortgage activity in the UK market. This, coupled with mortgage lending through the UK Post Office channel, has resulted in the UK mortgage book being 2% lower at December 31, 2009 compared to March 31, 2009.

The Business Banking loan book at December 31, 2009 is lower by 3% since March 31, 2009 reflecting weakened demand for loans and other credit facilities.

Financial year ended March 31, 2009 compared to financial year ended March 31, 2008

The UKFS loss before tax of £46 million for the year ended March 31, 2009, compares to profit before tax of £330 million in the prior year. The Divisional performance for the year ended March 31, 2009 is not directly comparable with the year ended March 31, 2008 as the current year numbers include costs associated with a restructuring provision of £56 million.

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

The Residential Mortgage business PBT reduced significantly in the year ended March 31, 2009 compared to the prior period. The PBT is after a charge of £37 million in relation to the costs associated with the downsizing initiatives. Operating profit before impairment charges in the Mortgage business in the year ended March 31, 2009, is 15% higher than in the year ended March 31, 2009. This increase in operating profit is driven by higher loan volumes and improved product margins outweighing the impact of higher funding costs and lower redemption income.

Mortgage impairment charges increased from 1bp in the year ended March 31, 2008 to 20bps in the year ended March 31, 2009 driven by the economic downturn which has led to higher arrears and repossessions, and material house price deflation. While arrears have risen sharply during the year from a low base, the mortgage portfolio continues to significantly outperform industry averages. At March 31, 2009, total mortgage portfolio 3 month arrears were 148bps (March 31, 2008: 63bps), which compare favourably to data released by the Council of Mortgage Lenders (CML) on May 15, 2009, which indicated total mortgage portfolio 3 month arrears of 239bps for the overall market. 3 month arrears across standard mortgages were 80bps (March 31, 2008: 49bps). 3 month arrears in relation to buy to let (BTL) mortgages were 173bps (March 31, 2008: 57bps), which compares to CML buy to let data of 309bps. 3 month arrears in relation to self certified mortgages were 366bps (March 2008: 139bps).

Business Banking recorded a loss before tax in the year ended March 31, 2009 compared to a profit before tax in the prior period. The loss includes a charge of £19 million in relation to the costs associated with the downsizing initiatives. Operating profit before impairment charges grew by 6% driven by strong cost management in the period. However higher loan impairment losses in the year ended March 31, 2009, compared to the prior year reflect falls in property values and limited availability of liquidity due to both the recession and deleveraging by many banks. These factors have been particularly severe in the landbank and residential development sectors of the portfolio which account for 84% of the total impairment charge.

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

Resource and Advances

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

Capital Markets

Our Capital Markets Division comprises Corporate Banking, Global Markets, Asset Management and IBI Corporate Finance.

Capital Markets: Income statement

	9 months ended	12 months ended	12 months ended
	December 31, 2009	March 31, 2009	March 31, 2008
	(in € millions)

Net interest income	705	1,482	1,030
Other income	83	(237)	90

Operating income	788	1,245	1,120
Operating expenses	(230)	(386)	(416)
Impairment of goodwill and other intangible assets	—	304	—

Operating profit before impairment loss on financial assets	558	555	704
Impairment losses on loans and advances to customers (incl. loans held for sale to NAMA)	(1,157)	(305)	(48)
Impairment losses on loans and advances to banks	—	(2)	—
Impairment losses on AFS financial assets	(2)	(76)	(5)
Loss on disposal of business activities	(3)	—	—
Share of results of associates and joint ventures	1	(11)	—

(Loss)/profit before tax	(603)	161	651

Nine month period ended December 31, 2009 compared to the twelve month period ended March 31, 2009

Capital Markets reported a loss before tax of €603 million for the nine month period ended December 31, 2009 compared to a profit before tax of €161 million for the twelve month period ended March 31, 2009.

Operating profit of €558 million before impairment charges on financial assets for the nine month period ended December 31, 2009 compares to an operating profit of €555 million for the twelve month period ended March 31, 2009.

The year on year change in net interest income and other income is impacted by IFRS income classifications, as explained on page 74.

Net interest income decreased by 52% in the nine month period ended December 31, 2009 compared to the twelve month period ended 31 March 2009. After the impact of the IFRS income classifications, ‘Net interest income’ decreased by 34% in the nine month period ended December 31, 2009, compared to the twelve month period ended March 31, 2009 primarily reflecting the shorter reporting period and the higher cost of funding.

Other income/(expense) increased by 135% in the nine month period ended December 31, 2009 compared to the twelve month period ended March 31,2009. After the impact of IFRS classifications, ‘Net other income’ for the nine month period ended December 31, 2009 reduced by 47% when compared to the twelve month period ended March 31 2009, this decrease primarily reflects:

•	the shorter reporting period,

•	reduced fees in the asset management businesses of €67 million arising from the disposal of Iridian Asset Management LLC (Iridian) in June 2009 and Guggenheim Alternative Asset Management LLC (Guggenheim) in August 2009, together with lower fee income in Bank of Ireland Asset Management and Bank of Ireland Securities Services,

•	lower other income in Corporate Banking of €39 million primarily due to reduced fee income driven by a lack of demand for credit facilities and the recognition of impairment charges on investment properties (€10 million),

•	lower levels of other income in Global Markets of €64 million primarily as a result of decreased levels of third party customer business, partly offset by;

•	a charge of €39 million in the twelve month period ended March 31, 2009 related to the collapse of Lehmans in the twelve month period ended March 31, 2009.

Operating expenses of €230 million for the nine month period ended December 31, 2009 are €156 million lower than the twelve month period ended March 31, 2009. This reduction is primarily due to the shorter reporting period, the disposal of Iridian and Guggenheim together with tight management of all costs.

There was no impairment of goodwill in the nine month period ended December 31, 2009. The year ended March 31, 2009 included an impairment charge of €304 million in respect of goodwill and other intangible assets in the asset management business.

At December 31, 2009, the Group classified those loans and advances to customers expected to transfer to NAMA as loans held for sale to NAMA. For ease of comparative purposes the following tables and commentary presents loans and advances to customers and loans held for sale together as Total loans.

	9 months ended	12 months ended
Loan impairment charge by portfolio	December 31, 2009	March 31, 2009
	€m	€m

Non-property SME and corporate	270	137
Property and construction	887	168

Total impairment charge on Total loans	1,157	305

The impairment charge on Total loans of €1,157 million for the nine month period ended December 31, 2009 increased from €305 million for the twelve month period ended March 31, 2009. This increase was largely attributable to the Property and construction portfolio and in particular the land and development element which is substantially expected to transfer to NAMA.

The impairment charge on the Non property SME and corporate portfolio was €270 million for the nine month period ended December 31, 2009 compared to €137 million for the twelve month period ended March 31, 2009 which reflects the challenging conditions for certain mid-tier Irish corporate customers and some specific debt restructuring activity in the leveraged acquisition finance business.

The impairment charge on the Property and construction portfolio of €887 million for the nine month period ended December 31, 2009 compared to €168 million for the twelve month period ended March 31, 2009. The land and development element within the Property and construction portfolio is most significantly impacted by the sharp decline in the level of economic activity leading to falling asset values exacerbated by the over supply of residential and commercial property in Ireland.

An impairment charge on Available for sale financial assets of €2 million (€1 million each in Corporate Banking and Global Markets) was incurred in the nine month period ended December 31, 2009, compared to a €76 million charge for the twelve month period ended March 31, 2009. This charge of €76 million included €36 million on the receivership of Washington Mutual, €25 million on the nationalisation and subsequent receivership of some Icelandic banks together with a €15 million charge relating to a leveraged exposure to a fund of rated financial institution debt securities.

During the nine month period ended December 31, 2009, the Group disposed of its interest in Guggenheim Alternative Asset Management LLC (Guggenheim) and Iridian Asset Management LLC (Iridian) resulting in a net loss of €3 million.

The loss before tax of €749 million in Corporate Banking for the nine month period ended December 31, 2009 compares to a profit before tax of €247 million for the twelve month period ended March 31, 2009. Even allowing for the shorter reporting period, this sharp deterioration in profit was due to a substantial increase in the impairment charge to €1,157 million for the nine month period ended December 31, 2009 compared to €305 million for the twelve month period ended March 31, 2009. Total operating income was lower by €195 million in the nine month period ended December 31, 2009 compared to the twelve month period ended March 31, 2009 driven by the shorter reporting period, the higher funding costs, recognition of impairment on investment properties (€10 million) and lower fee income due to lower levels of new business activity.

Global Markets profit before tax of €128 million for the nine month period ended December 31, 2009 compares to €246 million for the twelve month period ended March 31, 2009. Total income for the nine month period ended December 31, 2009 is lower by €207 million compared to the twelve month period ended March 31, 2009. This reduction is primarily due to the shorter reporting period, the higher cost of funding, gains in the twelve month period ended March 31, 2009 as a result of good positioning in a falling interest rate environment and lower levels of third party customer business in the current reporting period as a result of the reduced level of economic activity. An impairment charge of €1 million has been incurred in the nine month period ended December 31, 2009, compared to €63 million for the twelve month period ended March 31, 2009 due primarily to the impairment charges incurred in the prior period on the receivership of Washington Mutual and on the nationalisation and subsequent receivership of some Icelandic banks.

The profit before tax of €20 million in Asset Management Services for the nine month period ended December 31, 2009 compared to a loss before tax of €326 million for the twelve month period ended March 31, 2009. The twelve month period ended March 31, 2009 included a charge of €304 million relating to the impairment of goodwill and intangible assets, together with a loss of €32 million associated with the collapse of Lehmans in September 2008. Bank of Ireland Asset Management and Bank of Ireland Securities Services reported lower levels of income in the nine month period ended December 31, 2009 compared to the twelve month period ended March 31, 2009 due to the shorter reporting period, lower assets under management and lower fee income. Iridian and Guggenheim, the US asset management businesses, were disposed of during the nine month period ended December 31, 2009 resulting in a net loss of €3 million.

Division Centre includes central management costs and IBI Corporate Finance.

Resources and Advances

Capital Markets customer deposits at December 31, 2009 were €29 billion, broadly in line with that reported at March 31, 2009 in an intensely competitive environment for deposits in Ireland and internationally.

In January 2010, the Group’s long term and short term credit ratings were downgraded by Standard & Poors to A- / A-2 with a stable outlook. This downgrade has led to an outflow of some ratings sensitive international deposits.

Loans and advances to customers, before impairment provisions, were €28 billion at December 31, 2009 as compared to €29 billion at March 31, 2009, a reduction of 6% (a decline of 10% net of impairment provisions) reflecting lower lending demand due to reduced levels of economic activity.

Financial year ended March 31, 2009 compared to financial year ended March 31, 2008

Capital Markets’ profit before tax of €161 million for the year ended March 31, 2009, reduced by 75% over the comparable prior period. The Divisional performance for the year ended March 31, 2009 is not directly comparable with the year ended March 31, 2008 as the year ended March 31, 2009 included a charge for goodwill impairment of €304 million, relating to an impairment review of all goodwill and other intangible assets on the Group balance sheet. The carrying value of the US based asset management businesses, Guggenheim and Iridian, were severely impacted by the downturn in the global asset management sector, falling assets under management and client redemptions. As a result the Group has recorded an impairment charge of €304 million in the year ended March 31, 2009.

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

Resources and Advances

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

Group Centre

Group Centre comprises capital management activities and unallocated support costs.

		* Restated	* Restated
	9 months ended	12 months ended	12 months ended
Group Centre Income Statement	December 31, 2009	March 31, 2009	March 31, 2008**
	€m	€m	€m

Net interest income/(expenses)	123	(8)	(3)
Net other income	938	100	140

Operating profit	1,061	92	137
Operating expenses	(85)	(154)	(118)

Profit/(loss) before tax	976	(62)	19

*	The prior years have been restated to reflect the impact of the adoption of “Amendments to IFRS 2 Share-based Payment Vesting Conditions and Cancellations”. Further information on this is shown on page F-13.

**	Divisional PBT performance of UK Financial Services (UKFS) and Group Centre are restated to reflect the corporate restructuring of Bristol & West plc undertaken to obtain the optimum capital and funding treatment for the Group under Basel II. For the year ended March 31, 2008, this restatement reduces the UKFS PBT to £330 million from £353 million and changes Group Centre’s loss of €13 million to a profit of €19 million.

Nine month period ended December 31, 2009 compared to the twelve month period ended March 31, 2009

Group Centre reported a profit before tax of €976 million for the nine month period ended December 31, 2009, compared to a loss before tax of €62 million for the twelve month period ended March 31, 2009. The increase was principally due to a gain of €1,037 million on the repurchase of tier 1 debt securities.

Net interest income of €123 million for the nine month period ended December 31, 2009 includes the interest earned on cash received as consideration for the issuance of €3.5 billion of preference stock on March 31, 2009 and reflects lower funding costs following the repurchase of tier 1 debt securities in June 2009. It also includes the impact of a reduction of €58 million in interest expense in relation to the restriction imposed by the EU Commission on the Group’s ability to make coupon payments on certain subordinated liabilities unless under a binding legal obligation to do so (interest expense on subordinated liabilities is recognised using the effective interest rate method (EIR)).

Net other income for the nine month period ended December 31, 2009 includes the gain of €1,037 million on the repurchase of tier 1 debt securities completed in June 2009. It also includes the impact of the cost of the Government liability guarantee of €105 million. This is an increase of €39 million as the twelve month period ended March 31, 2009 included a charge of €66 million for the six month period from September 29, 2008 compared to the nine month period ended December 31, 2009 which includes the charge for nine months. An increase of €9 million in net other income arises from the impact of the restriction imposed by the EU Commission on the Group’s ability to make coupon payments on certain subordinated liabilities as described above.

In addition, the movement in net other income includes a movement of €70 million arising from the change in credit spreads on the Group’s issued notes and subordinated debt designated at ‘fair value through profit or loss’. This is a partial reversal of gains recognised in prior periods.

Operating expenses of €85 million for the nine month period ended December 31, 2009 compares to €154 million for the twelve month period ended March 31, 2009. This reduction is due principally to the shorter reporting period and lower staff and other costs partly offset by higher costs in relation to the NAMA Scheme. The twelve month period ended March 31, 2009 included accelerated software depreciation and the restatement of €16 million under IFRS 2 for share based payments.

Financial year ended March 31, 2009 compared to financial year ended March 31, 2008

Group Centre, which comprises earnings on surplus capital, unallocated support costs and some smaller business units, had a net loss of €62 million in the year ended March 31, 2009, compared to a profit of €19 million in the year ended March 31, 2008. The key drivers behind the net loss were costs related to the Government guarantee (€66 million), higher funding costs, and accelerated software depreciation partly offset by the gain associated with the impact of the widening credit spread on the element of the banks own issued debt which is carried at fair value.

Year on year comparison is directly affected by the following items:

Derecognition on consolidation of investment return on treasury shares held by BoI Life for policyholders (2009: €131 million credit, 2008: €189 million credit), hedge ineffectiveness on transition to IFRS (2009: €7 million charge, 2008: €6 million charge), and costs associated with downsizing initiatives (2009: €4 million charge, 2008: €17 million charge).

Adjusted for these items, the net loss for Group Centre increased by €22 million to €163 million in the year to March 31, 2009.

AVERAGE BALANCE SHEET AND INTEREST RATES

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for the nine months ended December 31, 2009 and each of the two years ended March 31, 2009 and March 31, 2008. The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group. The explanation of the underlying business trends in the Group’s net interest margin, after adjusting for the impact of IFRS income classifications is explained on page 74. Rates for the 9 month period are annualised.

	December 31, 2009			March 31, 2009			March 31, 2008
	Average			Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(in € millions)%			(in € millions)%			(in € millions)%

ASSETS
Loans and advances to banks
Domestic offices	5,619	39	0.9	5,912	201	3.4	5,936	230	3.9
Foreign offices	3,284	9	0.4	1,399	45	3.2	1,360	93	6.8
Loans and advances to customers(1)
Domestic offices	78,956	2,293	3.9	78,251	4,681	6.0	75,090	4,668	6.2
Foreign offices	59,440	1,349	3.0	62,654	3,452	5.5	59,179	3,796	6.4
Central government and other eligible bills
Domestic offices	—	—	—	—	—	—	10	—	3.9
Foreign offices	—	—	—	—	—	—	—	—	—
Available for sale financial assets
Domestic offices	23,037	490	2.8	27,748	1,307	4.7	32,932	1,579	4.8
Foreign offices	919	8	1.2	899	28	3.1	424	25	5.9
Other financial assets at fair value through profit or loss
Domestic offices	53	—	—	235	—	—	24	—	—
Foreign offices	202	—	—	81	—	—	228	—	—
Other	—	—	—	—	3	—	—	6	—

Total interest-earning assets	171,510	4,188	3.3	177,179	9,717	5.5	175,183	10,397	5.9

Domestic offices	107,665	2,822	3.5	112,146	6,189	5.5	113,992	6,477	5.7
Foreign offices	63,845	1,366	2.9	65,033	3,528	5.4	61,191	3,914	6.4
Other	—	—	—	—	—	—	—	6	—

	171,510	4,188	3.3	177,179	9,717	5.5	175,183	10,397	5.9
Allowance for impairment losses	(3,103)	—	—	(936)	—	—	(498)	—	—
Non interest earning assets	20,398	—	—	25,389	—	—	24,726	—	—

Total assets	188,805	4,188	3.0	201,632	9,717	4.8	199,411	10,397	5.2

Percentage of assets applicable to foreign activities	31.4%			31.8%			30.6%

AVERAGE BALANCE SHEET AND INTEREST RATES (continued)

	December 31, 2009			March 31, 2009			March 31, 2008
	Average			Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(in € millions)%			(in € millions)%			(in € millions)%

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits from banks
Domestic offices	24,531	192	1.0	16,111	521	3.2	7,995	263	3.3
Foreign offices	1,803	6	0.4	989	33	3.3	10,761	577	5.4
Customer accounts
Domestic offices	42,297	372	1.2	42,254	1,221	2.9	33,601	1,229	3.7
Foreign offices	31,166	623	2.7	35,686	1,552	4.3	30,287	1,579	5.2
Debt securities in issue
Domestic offices	31,444	568	2.4	41,029	1,625	4.0	49,627	2,351	4.7
Foreign offices	9,116	86	1.3	16,567	672	4.1	11,586	697	6.0
Subordinated liabilities
Domestic offices	3,146	97	4.2	4,665	196	4.2	4,472	226	5.1
Foreign offices	3,373	65	2.6	3,424	227	6.6	3,515	229	6.5
Other	—	—	—	—	—	—	—	(17)	—

Total interest bearing liabilities	146,876	2,009	1.8	160,725	6,047	3.8	151,844	7,134	4.7

Domestic offices	101,418	1,229	1.6	104,059	3,563	3.4	95,695	4,069	4.3
Foreign offices	45,458	780	2.3	56,666	2,484	4.4	56,149	3,082	5.5
Other	—	—	—	—	—	—	—	(17)	—

	146,876	2,009	1.8	160,725	6,047	3.8	151,844	7,134	4.7

Current accounts	9,332	—	—	10,137	—	—	12,533	—	—
Other non interest bearing liabilities	24,855	—	—	24,772	—	—	28,084	—	—
Stockholders’ equity	7,742	—	—	5,998	—	—	6,950	—	—

Total liabilities and stockholders’ equity	188,805	2,009	1.4	201,632	6,047	3.0	199,411	7,134	3.6

Percentage of liabilities applicable to foreign activities	26.0%			31.1%			28.2%

Certain lines above have been adjusted to correct for inter-jurisdictional funding items that arise through normal business activities, to give a more meaningful picture of the Group’s domestic and foreign activities.

The balance sheets of the life assurance companies have been consolidated and are reflected under ‘non interest earning assets’ and ‘other non interest bearing liabilities’.

Change in Net Interest Income — Volume and Rate Analysis

The following table allocates changes in net interest income between volume and rate for the nine months ended December 31, 2009 compared to the year ended March 31, 2009 and the year ended March 31, 2008 compared to the year ended March 31, 2008. Volume and rate variances have been calculated based on movements in average balances over the period and changes in average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated rateably to volume and rate.

	9 months ended			Year ended
	December 31, 2009			March 31, 2009
	Increase/(Decrease) due to change in
	Average	Average	Net	Average	Average	Net
	Volume	Rate	Change	Volume	Rate	Change
	(in € millions)

INTEREST EARNING ASSETS
Loans to and advances to banks
Domestic offices	(9)	(153)	(162)	(1)	(28)	(29)
Foreign offices	28	(64)	(36)	3	(51)	(48)
Loans and advances to customers
Domestic offices	42	(2,430)	(2,388)	193	(180)	13
Foreign offices	(169)	(1,934)	(2,103)	214	(558)	(344)
Available for sale financial assets
Domestic offices	(193)	(624)	(817)	(245)	(27)	(272)
Foreign offices	1	(21)	(20)	19	(16)	3
Other financial assets at fair value through profit or loss
Domestic offices	—	—	—	—	—	—
Foreign offices	—	—	—	—	—	—
Other	—	(3)	(3)	—	(3)	(3)

Total interest income	(300)	(5,229)	(5,529)	183	(863)	(680)

INTEREST BEARING LIABILITIES
Deposits from banks
Domestic offices	188	(517)	(329)	263	(5)	258
Foreign offices	16	(43)	(27)	(384)	(160)	(544)
Customer accounts
Domestic offices	1	(850)	(849)	280	(288)	(8)
Foreign offices	(176)	(753)	(929)	257	(284)	(27)
Debt securities in issue
Domestic offices	(318)	(739)	(1,057)	(373)	(353)	(726)
Foreign offices	(216)	(370)	(586)	244	(269)	(25)
Subordinated liabilities
Domestic offices	(55)	(44)	(99)	9	(39)	(30)
Foreign offices	(3)	(159)	(162)	(6)	4	(2)
Other	—	—	—	—	17	17

Total interest expense	(563)	(3,475)	(4,038)	290	(1,377)	(1,087)

Total change in net interest income	263	(1,754)	(1,491)	(107)	514	407

DESCRIPTION OF ASSETS AND LIABILITIES

The following sections provide information relating to the assets and liabilities of the Bank of Ireland Group.

Assets

Loan Portfolio

At December 31 2009, the Group considered that the estimated Eligible Bank Assets, that is, land and development loans and certain associated loans which were expected to be transferred to NAMA, met the criteria for classification as assets held for sale. Thus, the relevant loans and advances to customers, derivatives and accrued interest have been reclassified to assets held for sale as at December 31, 2009. The assets classified as assets held for sale to NAMA continue to be measured on the same basis as prior to their classification as assets held for sale. In particular, loans and advances to customers continue to be measured at amortised cost less any incurred impairment losses. In accordance with accounting standards, de-recognition of these assets held for sale will occur when substantially all the risks and rewards of ownership have been transferred to NAMA. This will only occur on a phased basis as ownership of each tranche is legally transferred to NAMA. Further information is outlined in the Supervision and Regulation section on pages 47 to 51.

Loan Composition — Loans and advances to customers & loans held for sale to NAMA (Total loans)

The tables and analysis below summarise the Group’s Total loans over the following categories: ‘neither past due nor impaired’, ‘past due but not impaired’ and ‘impaired’. Exposures are based on the gross amount before provisions for impairment.

		Non-
		Property	Property
	Residential	SME and	and
December 31, 2009	mortgages	corporate	construction	Consumer	Total
	€m	€m	€m	€m	€m

Loans and advances to customers
Financial assets neither past due nor impaired	56,600	30,821	19,390	3,661	110,472
Financial assets past due but not impaired	3,331	625	968	253	5,177
Impaired financial assets	471	2,694	3,196	426	6,787

Total	60,402	34,140	23,554	4,340	122,436

		Non-
		Property	Property
	Residential	SME and	and
December 31, 2009	mortgages	corporate	construction	Consumer	Total
	€m	€m	€m	€m	€m

Loans held for sale to NAMA
Financial assets neither past due nor impaired	30	97	5,289	—	5,416
Financial assets past due but not impaired	38	2	215	—	255
Impaired financial assets	—	112	6,452	—	6,564

Total	68	211	11,956	—	12,235

		Non-
		Property	Property
	Residential	SME and	and
December 31, 2009	mortgages	corporate	construction	Consumer	Total
	€m	€m	€m	€m	€m

Total loans
Financial assets neither past due nor impaired	56,630	30,918	24,679	3,661	115,888
Financial assets past due but not impaired	3,369	627	1,183	253	5,432
Impaired financial assets	471	2,806	9,648	426	13,351

Total	60,470	34,351	35,510	4,340	134,671

		Non-
		Property	Property
	Residential	SME and	and
March 31, 2009	mortgages	corporate	construction	Consumer	Total
	€m	€m	€m	€m	€m

Total loans
Financial assets neither past due nor impaired	55,877	35,081	28,525	4,955	124,438
Financial assets past due but not impaired	2,782	773	1,892	314	5,761
Impaired financial assets	229	1,187	3,538	368	5,322

Total	58,888	37,041	33,955	5,637	135,521

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

The Group’s residential mortgage portfolio at December 31, 2009 is widely diversified by individual borrower and amounts to 45% (March 31, 2009: 44%) of loans and advances to customers (pre impairment provisions).

The Group loan book comprises exposure of 27% or €36 billion (March 31, 2009: 25% / €34 billion) to property and construction lending. The Group’s businesses and other services portfolio is diversifed between Ireland 77% (March 31, 2009: 64%) and UK and other 23% (March 31, 2009: 36%).

With the exception of residential mortgages, property and construction and business and other services, the Group’s exposure to credit risk from its lending activities in any individual sector or industry does not exceed 10% of loans and advances to customers.

Total loans and advances to customers

The following tables set forth the Bank of Ireland Group’s total loans and advances to customers at December 31, 2009 and March 31 for each of the four years ended March 31, 2009, using data prepared in accordance with IFRS.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

	December 31,	March 31,	March 31,	March 31,	March 31,
	2009	2009	2008	2007	2006
	IFRS	IFRS	IFRS	IFRS	IFRS

Ireland
Personal
— residential mortgages	28,196	27,647	26,696	24,634	19,827
— other lending	2,906	3,406	6,589	6,146	5,212
Property and construction	19,472	19,358	20,313	16,305	10,726
Business and other services	11,983	10,782	9,032	6,284	6,043
Manufacturing	4,511	6,049	5,727	5,446	4,749
Distribution	4,463	3,343	3,726	3,305	2,979
Transport	778	935	1,860	1,829	1,168
Financial	1,088	1,919	1,720	2,381	1,675
Agriculture	1,726	1,954	1,379	1,300	1,160
Energy	1,438	2,555	1,131	889	485

Total Ireland	76,561	77,948	78,173	68,519	54,024

United Kingdom & Other
Personal
— residential mortgages	32,274	31,241	34,065	35,055	31,171
— other lending	1,434	2,231	2,820	2,808	2,352
Property and construction	16,038	14,597	15,283	13,390	9,652
Business and other services	3,627	6,032	3,016	2,956	2,269
Manufacturing	1,744	1,740	1,362	1,229	943
Distribution	525	795	572	520	295
Transport	618	319	379	319	292
Financial	1,354	349	439	492	490
Agriculture	388	57	113	105	69
Energy	108	212	112	83	48

Total United Kingdom & Other	58,110	57,573	58,161	56,957	47,581

Gross loans and advances to customers	134,671	135,521	136,334	125,476	101,605
Allowance for loan losses	(5,775)	(1,781)	(596)	(428)	(359)

Total including loans held for sale to NAMA	128,896	133,740	135,738	125,048	101,246

Total loans to customers (%)

The following table sets forth the percentage of total loans to customers represented by each category of loan at December 31, 2009 and March 31 for each of the four years ended March 31, 2009, using data prepared in accordance with IFRS.

	December 31,	March 31,	March 31,	March 31,	March 31,
	2009	2009	2008	2007	2006
	IFRS	IFRS	IFRS	IFRS	IFRS

Ireland
Personal
— residential mortgages	20.9%	20.4%	19.6%	19.6%	19.5%
— other lending	2.2%	2.5%	4.8%	4.9%	5.1%
Property and construction	14.5%	14.3%	14.9%	13.0%	10.6%
Business and other services	8.9%	8.0%	6.6%	5.0%	5.9%
Manufacturing	3.3%	4.5%	4.2%	4.3%	4.7%
Distribution	3.3%	2.5%	2.7%	2.6%	2.9%
Transport	0.6%	0.7%	1.4%	1.5%	1.1%
Financial	0.8%	1.4%	1.3%	1.9%	1.6%
Agriculture	1.3%	1.4%	1.0%	1.0%	1.1%
Energy	1.1%	1.8%	0.8%	0.7%	0.5%

Total Ireland	56.9%	57.5%	57.3%	54.6%	53.2%

United Kingdom & Other
Personal
— residential mortgages	24.0%	23.1%	25.0%	27.9%	30.7%
— other lending	1.1%	1.6%	2.1%	2.2%	2.3%
Property and construction	11.9%	10.8%	11.2%	10.7%	9.5%
Business and other services	2.7%	4.5%	2.2%	2.4%	2.2%
Manufacturing	1.3%	1.2%	1.0%	1.0%	0.9%
Distribution	0.4%	0.6%	0.4%	0.4%	0.3%
Transport	0.5%	0.2%	0.3%	0.3%	0.3%
Financial	1.0%	0.3%	0.3%	0.4%	0.5%
Agriculture	0.3%	0.0%	0.1%	0.1%	0.1%
Energy	0.1%	0.2%	0.1%	0.1%	0.0%

Total United Kingdom & Other	43.1%	42.5%	42.7%	45.4%	46.8%

Group total loan portfolio	100.0%	100.0%	100.0%	100.0%	100.0%

Analysis of Loans to Customers by Maturity and Interest Rate Sensitivity

The following tables analyse loans by maturity and interest rate sensitivity. Overdrafts, which represent a significant proportion of the portfolio, are classified as repayable within one year. Approximately 15% of the Bank of Ireland Group’s loan portfolio at December 31, 2009 was provided on a fixed rate basis. Fixed-rate loans are defined as those loans for which the interest rate is fixed for the full life of the loan. Variable-rate loans include some loans for which the interest rate is fixed for an initial period (e.g., some residential mortgages) but not for the full life of the loan. The interest rate exposure is managed by Global Markets within agreed policy parameters. See Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.

	As at December 31, 2009
		After 1 year
	Within	but within	After 5
	1 year	5 years	years	Total
	(in € millions)

Ireland	15,330	21,114	40,117	76,561
United Kingdom & Other	11,943	18,586	27,581	58,110

Total loans by maturity	27,273	39,700	67,698	134,671

Fixed rate	8,790	7,406	4,371	20,567
Variable rate	18,483	32,294	63,327	114,104

Total loans by maturity	27,273	39,700	67,698	134,671

The following table sets forth an analysis of loans by maturity within each classification as at December 31, 2009.

	As at December 31, 2009
		After 1 year
	Within	but within	After 5
	1 year	5 years	years	Total
	(in € millions)

Ireland
Personal
— residential mortgages	977	4,053	23,166	28,196
— other lending	1,590	808	508	2,906
Property and construction	7,856	5,325	6,291	19,472
Business and other services	2,415	4,545	5,023	11,983
Manufacturing	546	2,703	1,262	4,511
Distribution	914	1,895	1,654	4,463
Transport	68	90	620	778
Financial	347	655	86	1,088
Agriculture	488	581	657	1,726
Energy	129	459	850	1,438

Total Ireland	15,330	21,114	40,117	76,561

United Kingdom & Other
Personal
— residential mortgages	2,140	7,912	22,222	32,274
— other lending	846	587	1	1,434
Property and construction	6,880	6,104	3,054	16,038
Business and other services	1,118	1,170	1,339	3,627
Manufacturing	525	1,032	187	1,744
Distribution	116	332	77	525
Transport	51	528	39	618
Financial	74	637	643	1,354
Agriculture	150	224	14	388
Energy	43	60	5	108

Total UK & Other	11,943	18,586	27,581	58,110

Group total loan portfolio	27,273	39,700	67,698	134,671

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

All credit exposures, either individually or collectively, are regularly reviewed for objective evidence of impairment; where such evidence of impairment exists, the exposure is measured for an impairment provision. The criteria used to determine that there is objective evidence of impairment include:

•	delinquency in contractual payments of principal or interest;

•	cash flow difficulties;

•	breach of loan covenants or conditions;

•	deterioration of the borrower’s competitive position;

•	deterioration in the value of collateral;

•	external rating downgrade below an acceptable level; and

•	initiation of bankruptcy proceedings.

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

Methodology for Individually Assessing Impairment

An individual impairment assessment is performed for any exposure for which there is objective evidence of impairment, and where the exposure is above an agreed minimum threshold. The carrying amount of the exposure net of the estimated recoverable amount (and thus the specific provision required) is calculated using a discounted cashflow analysis. This calculates the estimated recoverable amount as the present value of the estimated future cash flows, discounted at the exposure’s original effective interest rate (or the current effective interest rate for variable rate exposures). The estimated future cashflows include forecasted principal and interest payments (not necessarily contractual amounts due) including cash flows, if any, from the realisation of collateral/security held, less realisation costs.

In the context of the Group’s impaired land and development property assets, where recovery and/or repayment is likely to be generated from asset sales and/or realisation of the property collateral, estimated cashflows are based on valuations from one or more different methods, in light of the restricted market liquidity that currently exists. These valuation methods include valuations from independent external professionals, estimates based on verbal consultations with external valuers, local market knowledge provided by relevant bank management, and residual value methodologies. The appropriate methodological application depends on the particular circumstances of the loan and underlying collateral, e.g. the degree of liquidity and recent transactional evidence in the relevant market segment, the type, size and location of the property asset and its development potential and marketability.

Given the absence of sufficient transactional evidence and market liquidity, up to date, independent and professional valuations in writing are sought in certain circumstances. Whilst less formal than written valuations, verbal consultations with external valuers can help benchmark asset values and provide general information on market developments and trends. The application of local market knowledge occurs typically where the loan and underlying property asset are relatively small and relevant bank management has in-depth knowledge of both the property asset and local market conditions, which may be illiquid. In such cases, estimated valuations of undeveloped sites may be expressed on a ‘per plot’ basis if there is suitable zoning/planning in place, whereas unzoned rural land may be assumed to have only agricultural value. Residual value methodologies are used to estimate the current value of a site or part-completed development based on a detailed appraisal that assesses the costs (building, funding and other costs) and receipts (forecast sales and/or lettings) associated with bringing a

Methodology for Individually Assessing Impairment (continued)

development to completion. This valuation methodology may be applied when a property asset is considered to have realistic development potential given current or anticipated planning status, projected marketability etc.

After applying one or more of the above methodologies, the resulting valuations show a wide range of discounts (typically between 40% and 90%) to estimated peak market values for the underlying property collateral assets. Key influencing factors as to the level of discount include the type of property asset (with undeveloped land incurring a relatively high discount), the status of zoning and planning, and the location in terms of both jurisdiction/region and proximate environment, e.g. whether city centre, suburban, provincial town or rural.

Methodology for Collectively Assessing Impairment

Where exposures fall below the threshold for individual assessment of impairment, such exposures with similar credit risk characteristics (e.g. portfolio of consumer personal loans) are pooled and are collectively assessed for impairment. A provision is then calculated by estimating the future cash flows of a group of exposures that are collectively evaluated for impairment. This estimation considers the expected contractual cash flows of the exposures in a portfolio and the historical loss experience for exposures with credit risk characteristics similar to those in the portfolio being assessed. Assumptions and parameters used to create the portfolio provision, which are based on historical experience (i.e. amount and timing of cashflows/loss given default), are regularly compared against current experience in the loan book and current market conditions.

Where there is objective evidence of impairment on a collective basis, this is reported as a specific provision in line with individually assessed loans.

Methodology for establishing Incurred but not reported (IBNR) provisions

Impairment provisions are also recognised for losses not specifically identified but which, experience and observable data indicate, are present in the portfolio at the date of assessment. These are described as incurred but not reported provisions. Statistical models are used to determine the appropriate level of IBNR provisions. These models estimate latent losses taking into account three observed and/or estimated factors:

•	loss emergence rates (based on historic grade migration experience or probability of default),

•	the emergence period (historic experience, adjusted to reflect the current conditions and the credit management model),

•	loss given default rates (loss and recovery rates using historical loan loss experience, adjusted where appropriate to reflect current observable data).

Account performance is reviewed periodically to confirm that the credit grade or probability of default assigned remains appropriate and to determine if impairment has arisen. For consumer and smaller ticket commercial exposures, the review is largely based on account behaviour and is highly automated. Where there are loan arrears, excesses, dormancy, etc. the account is downgraded to reflect the higher underlying risk. For larger commercial loans, the relationship manager re-assesses the risk at least annually (more frequently if circumstances or grade require) and re-affirms or amends the grade (credit and Probability of Default (“PD”) grade) in light of new information or changes (e.g. up to date financials or changed market outlook). Grade migration and adjusted PD grades are analysed for inclusion in the loss model. Recent data sets are used in order to capture current trends, rather than averaging over a period which might include earlier and less stressed points in the credit cycle.

Emergence period is calculated using historical loan loss experience, adjusted to reflect the more intensive credit management model in place, where all vulnerable portfolios are reviewed on a shortened cycle. The range of emergence periods is typically three to nine months.

Loss given default is calculated using historical loan loss experience, adjusted where appropriate to apply management’s credit expertise to reflect current observable data (including assessment of the deterioration in the property sector, discounted collateral values, rising unemployment and reduced repayment prospects, etc).

An analysis of the Group’s impairment provisions at December 31, 2009 is set out on page F-72.

Methodology for establishing Incurred but not reported (IBNR) provisions (continued)

Other factors taken into consideration in estimating provisions include local and international economic climates, changes in credit management processes and policies, changes in portfolio risk profile and the effect of any external factors such as legal or competition requirements.

Whilst provisioning is an ongoing process, all business units formally review and confirm the appropriateness of their provisioning methodologies and the adequacy of their impairment provisions on a half yearly basis. Their conclusions are reviewed by the Credit and Market Risk function and the GRPC.

The Group’s provisioning methodology is approved by the GRPC on a half yearly basis. The quantum of the Group’s loan loss charge, impaired loans balances and provisions is also reviewed by the GRPC semi annually, in advance of providing a recommendation to the Group Audit Committee.

Impaired loans increased from €5,322 million at March 31, 2009 to €13,351 million at December 31, 2009, or from 393bps to 991bps of total loans. The increase in impaired loans reflects the rapid slowdown in the property and construction sectors both in Ireland and the UK together with a deterioration in general economic conditions and weaker consumer sentiment.

Total balance sheet provisions against loans and advances to customers were €5,775 million at December 31, 2009 compared to €1,781 million at March 31, 2009. Impairment provisions as a percentage of total loans were 429bps, the ratio being 59bps for the Group mortgage book and 730bps for non-mortgage lending.

Impairment provisions as a percentage of impaired loans (the coverage ratio) is 43% at December 31, 2009, which compares to 33% at March 31, 2009. This year on year reduction reflects a higher proportion of impaired collateralised loans at December 31, 2009 compared to March 31, 2009. These loans, due to their collateralised nature, require lower provisioning and impact the coverage ratio accordingly.

Methodology for establishing Incurred but not reported (IBNR) provisions (continued)

The following table presents information regarding the movement in the allowance for loan losses for the nine months ended December 31, 2009 and for each of the four years ended March 31, 2009 using data prepared in accordance with IFRS.

	9 months to	Year ended	Year ended	Year ended	Year ended
	December 31,	March 31,	March 31,	March 31,	March 31,
	2009	2009	2008	2007	2006
	IFRS	IFRS	IFRS	IFRS	IFRS
	Impairment	Impairment	Impairment	Impairment	Impairment
	(in € millions)

Allowance at beginning of period	1,781.0	596.1	428.1	359.0	318.7
Total allowance	1,781.0	596.1	428.1	359.0	318.7
Exchange and other adjustments	47.7	4.4	(29.1)	(0.6)	0.6
Other Movements	33.4	(18.5)	—	—	—
Recovery of amounts previously charged off:
Ireland	0.9	3.4	10.1	16.8	19.6
United Kingdom	2.3	4.9	3.2	2.2	1.7

Total recovery of amounts previously charged off	3.2	8.3	13.3	19.0	21.3

Amounts charged off:
Ireland	(54.9)	(197.4)	(30.0)	(27.5)	(71.9)
United Kingdom	(90.3)	(47.3)	(12.7)	(25.2)	(13.1)

Total amounts charged off	(145.2)	(244.7)	(42.7)	(52.7)	(85.0)

Provision for impairment losses charged to income:
Ireland	2,986.5	1,050.5	171.3	77.4	73.5
United Kingdom	1,068.4	384.9	55.2	26.0	29.9

	4,054.9	1,435.4	226.5	103.4	103.4
Impairment loss write back	—	—	—	—	—
	—	—	—	—	—

Allowance at end of period	5,775.0	1,781.0	596.1	428.1	359.0

Total allowance	5,775.0	1,781.0	596.1	428.1	359.0

The total allowance at December 31, 2009 is split as follows:-
Loans and advances to customers	2,997.0	—	—	—	—
Loans held for sale to NAMA	2,778.0	—	—	—	—

Total allowance	5,775.0	—	—	—	—

Provisions and allowances for loan losses (%)

The following table presents additional information regarding provisions and allowances for loan losses for the nine months ended December 31, 2009 and for each of the four years ended March 31, 2009 using data prepared in accordance with IFRS.

	9 months to	Year ended	Year ended	Year ended	Year ended
	December 31,	March 31,	March 31,	March 31,	March 31,
	2009	2009	2008	2007	2006
	IFRS	IFRS	IFRS	IFRS	IFRS
	(in € millions, except percentages)
	%	%	%	%	%

Allowance at end of year as a percentage of total loans to customers at end of year:
Ireland	5.61	1.69	0.64	0.50	0.53
United Kingdom	2.55	0.80	0.15	0.14	0.15

Total	4.29	1.31	0.44	0.34	0.35

Specific	3.42	0.90	0.32	0.23	0.23
IBNR	0.86	0.41	0.12	0.11	0.12

Total	4.29	1.31	0.44	0.34	0.35

Allowance at end of year as a percentage of impaired loans at end of year(1)
Ireland	42.17	31.84	63.72	63.56	61.65
United Kingdom	46.76	39.15	32.65	60.53	94.03

Total	43.26	33.45	56.16	62.97	66.12

Average loans to customers(2)	136,359	140,905	134,269	115,717	93,075

Provisions charged to income as a percentage of average loans to customers:
Specific	3.34	0.75	0.14	0.09	0.10
IBNR	0.57	0.27	0.03	—	0.01

Total	3.91	1.02	0.17	0.09	0.11

Net loans charged off as a percentage of average loans to customers	0.14	0.17	0.02	0.03	0.07

(1)	Prior to the implementation of IFRS accruing loans which were contractually past due 90 days or more as to principal or interest payments and loans which were ‘troubled debt restructurings’ as defined in SFAS No. 15 ‘Accounting by Debtors and Creditors for Troubled Debt Restructuring’ were not included. The December 2009 calculation (43.26%) which is based on impaired loans does include non-home mortgage loans which are contractually past due 90 days or more as to principal or interest payments. The comparable figure for March 2009 is 33.45%.

(2)	Average loans include average interest earning and non-interest earning loans.

Loans charged off

The following table provides information regarding loans charged off for the nine months ended December 31, 2009 and for each of the four years ended March 31, 2009 using data prepared in accordance with IFRS.

	9 months to	Year ended	Year ended	Year ended	Year ended
	December 31,	March 31,	March 31,	March 31,	March 31,
	2009	2009	2008	2007	2006
	IFRS	IFRS	IFRS	IFRS	IFRS
	(in € million)

Ireland
Agriculture	0.1	2.1	0.9	1.3	2.0
Energy	—	—	—	—	—
Manufacturing	0.4	2.8	2.4	1.5	1.2
Property and construction	0.7	0.8	2.4	0.9	1.8
Distribution	7.1	1.3	1.1	0.7	2.9
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	5.0	113.1	14.0	6.6	20.7
Personal
— residential mortgages	—	0.1	0.1	—	—
— other lending	41.6	77.2	9.1	16.5	43.3

	54.9	197.4	30.0	27.5	71.9

United Kingdom
Agriculture	—	0.1	0.1	—	0.1
Manufacturing	0.3	3.3	0.5	1.0	0.4
Property and construction	—	14.3	1.0	0.3	0.2
Distribution	6.5	2.7	0.2	0.2	0.4
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	19.6	8.5	1.1	8.9	0.6
Commercial mortgages	—	—	—	—	0.4
Personal
— residential mortgages	29.4	9.6	2.9	2.2	—
— other lending	34.5	8.8	6.9	12.6	11.0

	90.3	47.3	12.7	25.2	13.1

Group total	145.2	244.7	42.7	52.7	85.0

Recoveries of loans previously charged off

The following table presents an analysis of the Group’s recoveries of loans previously charged off for the nine months ended December 31, 2009 and for each of the four years ended March 31, 2009 using data prepared in accordance with IFRS.

	9 months to	Year ended	Year ended	Year ended	Year ended
	December 31,	March 31,	March 31,	March 31,	March 31,
	2009	2009	2008	2007	2006
	IFRS	IFRS	IFRS	IFRS	IFRS
	(in € millions)

Ireland
Agriculture	—	—	0.4	0.8	0.5
Manufacturing	—	—	—	0.3	0.2
Property and construction	—	—	—	0.5	0.3
Distribution	—	—	0.1	0.7	0.3
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	0.7	1.4	4.9	2.6	8.2
Personal
— residential mortgages	—	—	—	—	—
— other lending	0.2	2.0	4.7	11.9	10.1

	0.9	3.4	10.1	16.8	19.6

United Kingdom
Agriculture	—	—	—	—	0.1
Manufacturing	—	—	—	—	0.3
Property and construction	—	0.9	—	—	0.1
Distribution	—	—	—	—	0.1
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	0.4	—	—	—	0.2
Commercial mortgages	—	—	—	—	0.1
Personal
— residential mortgages	0.3	4.0	2.2	0.9	—
— other lending	1.6	—	1.0	1.3	0.8

	2.3	4.9	3.2	2.2	1.7

Group total	3.2	8.3	13.3	19.0	21.3

Analysis of allowances for loan losses by sector

The following table present an analysis of allowances for loan losses at December 31, 2009 and at March 31, 2009, 2008, 2007 and 2006, using data prepared in accordance with IFRS.

	December 31,	March 31,	March 31,	March 31,	March 31,
	2009	2009	2008	2007	2006
	IFRS	IFRS	IFRS	IFRS	IFRS
	(in € millions)

Ireland
Agriculture	29.8	14.0	10.6	11.0	10.4
Energy	10.3	10.7	0.2	—	0.1
Manufacturing	247.7	52.5	20.5	32.0	5.3
Property and construction	2,207.5	371.0	46.0	11.5	8.5
Distribution	163.9	30.0	20.4	16.2	9.1
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	452.6	174.0	125.0	86.9	95.0
Personal
— residential mortgages	133.2	49.3	0.0	0.3	1.6
— other lending	271.7	195.0	136.0	82.6	52.9

	3,516.7	896.5	358.7	240.5	182.9

United Kingdom
Agriculture	0.1	0.6	0.3	0.4	0.6
Manufacturing	1.8	1.5	2.2	1.4	0.9
Property and construction	969.9	221.9	16.5	13.0	1.2
Distribution	14.7	13.9	11.2	3.7	0.4
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	40.7	16.5	11.3	4.2	13.8
Commercial mortgages	—	—	—	—	0.3
Personal
— residential mortgages	34.1	26.2	5.5	8.1	4.8
— other lending	33.9	40.7	20.6	14.6	18.4

	1,095.2	321.3	67.6	45.4	40.4

Total specific allowance	4,611.9	1,217.8	426.3	285.9	223.3

Total IBNR allowance	1,163.1	563.2	169.8	142.2	135.7

Total group allowance	5,775.0	1,781.0	596.1	428.1	359.0

Loan losses as a percentage of total loans

The following table presents an analysis of allowances for loan losses as a percentage of total loans at December 31, 2009 and at March 31, 2009, 2008, 2007 and 2006 using data prepared in accordance with IFRS.

	December 31,	March 31,	March 31,	March 31,	March 31,
	2009	2009	2008	2007	2006
	IFRS	IFRS	IFRS	IFRS	IFRS
	(%)	(%)	(%)	(%)	(%)

Ireland
Agriculture	1.73	0.73	0.77	0.85	0.90
Energy	0.72	0.42	0.02	—	0.02
Manufacturing	5.49	0.87	0.35	0.58	0.11
Property and construction	11.34	1.92	0.23	0.07	0.08
Distribution	3.67	0.90	0.55	0.49	0.30
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and other services	3.78	1.61	1.37	1.37	1.57
Personal
— residential mortgages	0.47	0.18	—	0.03	0.01
— other lending	9.35	5.73	2.06	1.34	1.05

	4.59	1.15	0.46	0.36	0.35

United Kingdom
Agriculture	0.04	1.05	0.27	0.38	0.87
Energy	—	0.05	—	—	—
Manufacturing	0.10	0.09	—	0.12	0.11
Property and construction	6.05	1.52	0.18	0.13	0.02
Distribution	2.80	1.75	0.11	0.71	0.14
Transport	—	—	1.98	—	—
Financial	—	—	—	—	—
Business and Other Services	1.12	0.27	—	0.14	0.63
Commercial mortgages	—	—	0.39	—	0.01
Personal
— residential mortgages	0.11	0.08	0.02	0.02	0.02
— other lending	2.37	1.82	0.73	0.50	0.76

	1.88	0.56	0.12	0.08	0.09

Total specific allowance	3.42	0.90	0.31	0.23	0.23

Total IBNR allowance	0.87	0.41	0.12	0.11	0.12

Total group allowance	4.29	1.31	0.44	0.34	0.35

Risk elements in lending

The US Securities and Exchange Commission (“SEC”) requires potential credit risk elements in lending to be analysed as (i) loans accounted for on a non-accrual basis; (ii) accruing loans which are contractually past due 90 days or more as to principal or interest payments; (iii) loans not included in (i) or (ii) which are “troubled debt restructurings” as defined in Statement of Financial Accounting Standards No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings”, and (iv) potential problem loans not included in (i), (ii) or (iii).

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

The table below details the information using data prepared in accordance with IFRS for the nine months ended December 31, 2009 and for each of the four years ended March 31, 2009, 2008, 2007 and 2006.

	9 Months	Year	Year	Year	Year
	ended	ended	ended	ended	ended
	December 31,	March 31,	March 31,	March 31,	March 31,
	2009	2009	2008	2007	2006
	IFRS	IFRS	IFRS	IFRS	IFRS

Loans accounted for on a non-accrual basis
Ireland(1)	8,490	2,984	549	402	284
United Kingdom(1)	2,446	838	133	89	57

Total	10,936	3,822	682	491	341

Accruing loans which are contractually past due 90 days or more as to principal or interest(2)
Ireland	1,692	1,159	255	144	184
United Kingdom	722	341	125	44	20

Total	2,414	1,500	380	188	204

Home Mortgage Loans — Accruing loans which are contractually past due 90 days or more as to principal or interest(3)
Ireland	699	430	198	136	97
United Kingdom	661	516	194	153	154
Total	1,360	946	392	289	251

Total risk elements in lending	14,710	6,268	1,454	968	796

Restructured loans not included above	189	71	—	—	—

(1)	Includes loans in Ireland and the UK where interest is accrued but provision has been made. The loans on which no interest is accrued amounted to €3,342 million at December 31, 2009 (March 31, 2009: €1,194 million) and the provisions thereon amounted to €1,299 million at December 31, 2009 (March 31, 2009: €369 million).

(2)	Overdrafts generally have no fixed repayment schedule and are not included in this category.

(3)	Includes Home Mortgage Loans in Ireland and the UK (December 31, 2009: €699 million in Ireland and €661 million in the UK) which are secured and, typically in the UK, where the original loan to value ratio exceeds 75%, benefit from mortgage indemnity insurance.

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

Cross-border outstandings exceeding 1% of total assets are set forth in the following table.

	Banks and		Commercial		As
	other	Government	and industrial		percentage
	financial	and official	and other		of total
	institutions	institutions	private sector	Total	assets[1]
	(in € millions, except percentages)

IFRS
As at December 31, 2009, United Kingdom	1,593	—	1,104	2,697	1.49%
IFRS
As at March 31, 2009, United Kingdom	2,032	—	1,675	3,708	1.91%
IFRS
As at March 31, 2008, United Kingdom	2,706	—	1,318	4,024	2.04%
IFRS
As at March 31, 2007, United Kingdom	2,818	—	1,195	4,013	2.12%

1	Assets, consisting of total assets as reported in the consolidated balance sheet plus acceptances were €181.1 billion at December 31, 2009 (€194.1 billion at March 31, 2009, €197.4 billion at March 31, 2008.).

Cross-border outstandings to borrowers in countries in which such outstandings amounted to between 0.75% and 1.0% of total assets in aggregate were nil at December 31, 2009, €1,508 million at March 31, 2009 and €1,482 million at March 31, 2008. In December 2009 there were no such cross border outstandings (March 2009: Sweden: 2008: Australia).

Debt Securities

The following table shows the book value of Bank of Ireland Group’s debt securities at December 31, 2009 and March 31, 2009 and 2008.

	December 31,	March 31,	March 31,
	2009	2009	2008
	(in € millions)

Irish Government	1,026	1,795	467
Other European government	29	2,368	3,430
US Treasury and US government agencies	—	11	—
Mortgage backed obligations	—	—	392
Collateralised Mortgage Obligations	530	846	1,317
Corporate bonds	18,741	24,262	25,290
Other securities	558	1,029	985

	20,884	30,311	31,881

The market value of Bank of Ireland Group’s Irish Government securities (the book value of which exceeded 10% of stockholders’ equity) at December 31, 2009 was €1.0 billion (March 31, 2009: €1.8 billion and March 31, 2008: €0.5 billion).

The following table categorises the Group’s available for sale debt securities assets by maturity and weighted average yield at December 31, 2009.

	At December 31, 2009
			More than 1 year		More than 5 Years
	Less than 1 year		less than 5 years		less than 10 years		After 10 years
		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average
	Market	Percent	Market	Percent	Market	Percent	Market	Percent
	Value	Yield	Value	Yield	Value	Yield	Value	Yield
	(in € millions, except percentages)

Irish government	—	—	842	4.0%	184	5.9%	—	—
Other European government	—	—	—	—	29	4.8%	—	—
US Treasury & US government agencies	—	—	—	—	—	—	—	—
Mortgage backed obligations	—	—	—	—	—	—	—	—
Collateralised mortgage obligations	81	1.9%	301	1.5%	98	1.4%	50	1.7%
Corporate bonds	5,343	1.7%	10,977	2.3%	2,087	3.8%	334	4.2%
Other	116	0.9%	279	1.1%	163	0.5%	—	—

Total market value	5,540		12,399		2,561		384

Maturity is remaining contractual maturity except for mortgage-backed securities where maturity has been calculated on an expected duration basis. The weighted average yield for each range of maturities is calculated by dividing the annual interest income prevailing at the balance sheet date by the book value of securities held at that date.

The figures included in the table above are net of impairment charges of €2 million in the nine months ended December 31, 2009 (March 31, 2009: €76 million)

Loans and Advances to Banks

The Group places funds with other banks for a number of reasons, including liquidity management, the facilitation of international money transfers and the conduct of documentary credit business with correspondent banks.

Limits on the aggregate amount of placings that may be made with individual institutions are established in accordance with Group credit policy.

The following table analyses placings with banks, based on the branches from which the placing is made for the nine months ended December 31, 2009 and each of the two years ended March 31, 2009. Placings with banks are included in Loans and Advances to Banks in the financial statements.

	December 31,	March 31,	March 31,
	2009	2009	2008
	(in € millions)

Placings with banks repayable within 30 days:
Domestic	4,021	5,978	6,822
Foreign	39	1,031	2,362

Total	4,060	7,009	9,184

Placings with banks repayable beyond 30 days:
Domestic	923	867	179
Foreign	48	10	46

Total	971	877	225

Total	5,031	7,886	9,409

LIABILITIES

Deposits

The following table analyses average deposits by customers based on the location of the branches in which the deposits are recorded for the nine months ended December 31, 2009 and each of the two years ended March 31, 2009.

	December 31,	March 31,	March 31,
	2009	2009	2008
	(in € millions)

Branches in Ireland	51,612	51,245	44,913
Branches outside Ireland	31,183	36,832	31,508

Total	82,795	88,077	76,421

	Average		Average		Average
	Interest Rate		Interest Rate		Interest Rate
	during 9 months	9 months	during Year		during Year
	ended	ended	ended	Year ended	ended	Year ended
	December 31,	December 31,	March 31,	March 31,	March 31,	March 31,
	2009	2009	2009	2009	2008	2008
	%	(in € millions)%		(in € millions)%		(in € millions)

Branches in Ireland
Current accounts:
Interest bearing	0.2	864	3.2	1,603	3.1	1,965
Non-interest bearing	—	9,315	—	8,991	—	11,312
Deposit accounts:
Demand	0.3	18,253	1.8	16,020	1.9	17,616
Time	1.9	23,180	3.5	24,631	5.9	13,366
Other deposits	—	—	—	—	5.5	654

		51,612		51,245		44,913

Branches outside Ireland
Current accounts:
Interest bearing	0.5	2,387	4.3	2,050	5.0	2,736
Non-interest bearing	—	17	—	1,146	—	1,221
Deposit accounts:
Demand	0.7	13,908	4.0	14,488	4.8	10,174
Time	4.9	14,871	4.5	19,148	5.4	17,108
Other Deposits	—	—	—	—	6.0	269
		31,183		36,832		31,508

Total		82,795		88,077		76,421

Rates for the nine month period are annualized.

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

	At December 31, 2009
	0-3	3-6	6-12	Over 12
	months	months	months	months
	(in € millions)

Time deposits
Domestic branches	13,280	2,062	1,447	1,429
Foreign branches	3,810	1,747	2,672	832
Certificates of deposit
Domestic branches	3,908	137	21	14
Foreign branches	5,504	98	273	6

	26,502	4,044	4,413	2,281

Non-resident deposits held in domestic branches at December 31, 2009 accounted for approximately 11.6% of total deposits.

Return on Equity and Assets

Please see Table 2 in “Selected Consolidated Financial Data” on page 11 for further details.

Short-Term Borrowings

The following table shows details of short term borrowings of the Group for the nine months ended December 31, 2009 and the year ended March 31, 2009 and March 31, 2008.

	9 months	Year	Year
	ended	ended	ended
	December 31,	March 31,	March 31,
	2009	2009	2008
	(in € millions, except percentages)

Debt securities in issue
End of year outstandings	43,144	45,133	60,842
Highest month-end balance	43,144	64,276	66,018
Average balance	40,560	57,596	61,213
Average rate of interest
At year end	1.6%	2.0%	4.6%
During year	1.5%	3.8%	5.0%
Deposits by banks
End of year outstandings	4,909	9,305	12,381
Highest month end balance	10,199	14,821	17,510
Average balance	8,354	11,160	13,636
Average rate of interest
At year end	0.73%	1.6%	4.3%
During year	0.80%	3.2%	4.0%
Repurchase agreements
End of year outstandings	12,994	19,509	1,749
Highest month end balance	27,144	19,509	7,457
Average balance	17,980	5,940	5,454
Average rate of interest
At year end	0.91%	1.3%	4.5%
During year	0.78%	3.4%	5.7%

Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one-day market distortion, which may not be indicative of generally prevailing rates.

Item 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The strategic direction of the Group is provided by the Court of Directors (the “Court”) which comprises executive and non-executive Directors. Management is delegated to certain officers and committees of the Court. The table below details the roles held by members of the Court of Directors, the years in which they were appointed a Director and, in the case of Executive Directors, the year of their appointment to their present position in square brackets. This information is correct as at May 24, 2010.

Name	Age	Position held	Year appointed a Director

Directors
Patrick Molloy	72	Governor	2009
Dennis Holt	61	Deputy Governor	2006
Richie Boucher [2009]	51	Group Chief Executive	2006
Des Crowley [2006]	50	Chief Executive Officer — Retail (Ireland and UK)	2006
Denis Donovan [2006]	56	Chief Executive, Capital Markets	2006
John O’Donovan [2001]	58	Group Chief Financial Officer	2002
Paul Haran	52	Non-Executive Director	2005
Heather Ann McSharry	48	Non-Executive Director	2007
Rose Hynes	52	Non-Executive Director	2007
Jerome Kennedy	61	Non-Executive Director	2007
Tom Considine	65	Non-Executive Director	2009
Joe Walsh	67	Non-Executive Director	2009
Patrick O’Sullivan	61	Non-Executive Director	2009
Executive Officers
Kevin O’Reilly	55	Interim Head of Group HR
Helen Nolan	52	Group Secretary
Ronan Murphy	57	Chief Governance Risk Officer
Liam McLoughlin	46	Head of Group Manufacturing
Vincent Mulvey	49	Chief Credit and Market Risk Officer

At the Annual General Court (AGC), on May 19, 2010, both Declan McCourt and Terry Neill retired having completed their two terms in office.

Non-Executive Officers

Patrick Molloy
Governor

Appointed to the Court in June 2009 and Governor in July 2009. He was Group CEO of Bank of Ireland from 1991-1998 and subsequently served as a Non Executive Director from 1998-2001. He has served as a Non Executive Director on the Boards of CRH plc (1997-2007); Eircom plc (1999-2001) and Waterford Wedgwood plc (2002-2009). He was Chairman of Enterprise Ireland (1998-2008) and CRH plc (2000-2007). His current Directorships are Blackrock Hospital Ltd (Chairman), Dublin Adult Learning Centre and Hugh Lane Gallery Trust (Chairman).

(Age 72)

Dennis Holt BA, ACIB
Deputy Governor and Senior Independent Director

Appointed to the Court in 2006. Chairman of Group Audit Committee from October 2008 to August 2009 when he was appointed Deputy Governor and Senior Independent Director. 39 years experience in Financial Services, including Retail Banking Executive Director on the Main Board of Lloyds TSB (2000-2001) and CEO of global insurer AXA’s UK and Ireland businesses (2001-2006). Chairman of Liverpool Victoria Friendly Society Ltd.

(Age 61)

Executive Directors

Richie Boucher
Group Chief Executive

Appointed to the Court in October 2006 and appointed Group Chief Executive in February 2009. Joined Bank of Ireland Group as Chief Executive, Corporate Banking in December 2003 from Royal Bank of Scotland. He was appointed Chief Executive, Retail Financial Services Ireland in January 2006. He is a past President of the Institute of Bankers in Ireland (2008) and of the Irish Banking Federation (2006).

(Age 51)

Des Crowley BA(Mod) Econ, FCMA
Chief Executive Officer — Retail (Ireland & UK)

Appointed to the Court in 2006. Joined Bank of Ireland in 1988 from Arthur Andersen & Co. Appointed Chief Executive, Retail Banking and Distribution and joined the Group Executive Committee in 2000. In 2004 he was appointed Chief Executive, Retail Financial Services, Chief Executive, UK Financial Services in 2006 and Chief Executive Officer — Retail (Ireland & UK) in May 2009. He is a Director of Post Office Financial Services and First Rate Exchange Services, our joint ventures with the UK Post Office and a Director of New Ireland Assurance plc.

(Age 50)

Denis Donovan B Comm, MBA
Chief Executive, Capital Markets

Appointed to the Court in 2006. Joined Bank of Ireland in 1985 from the Central Bank of Ireland. Appointed Chief Executive of the Group’s Capital Markets Division in 2006, having held the position of Chief Executive, Wholesale Financial Services Division since 2003. He was CEO of Global Markets from 1999-2003 and Chief Operating Officer — International, with Bank of Ireland Asset Management from 1993-1999.

(Age 56)

John O’Donovan B Comm, FCA
Group Chief Financial Officer

Joined the Group in 2001 as Group Chief Financial Officer. Appointed to the Court in 2002. Formerly Group Finance Director/Company Secretary of Aer Lingus plc.

(Age 58)

Non-Executive Directors

Tom Considine BA, F.C.C.A.

Appointed to the Court in January 2009. Appointed Chairman of the Court Risk Committee in August 2009. President of the Institute of Public Administration and a member of the Forum of the Economic & Social Research Institute. Former Secretary General of the Department of Finance. Former Board member of the Central Bank and Financial Services Authority of Ireland and former member of the Council of the Economic & Social Research Institute.

(Age 65)

Paul Haran M.Sc, B.Sc

Appointed to the Court in 2005. Spent his career in public service and was Secretary General of the Department of Enterprise, Trade and Employment (1997-2004) during a period of significant economic and social transformation. In that period he was also a member of the National Economic and Social Council (1997-2004) and the Board of Forfas (1997-2004). He is Chairman of the National Qualifications Authority of Ireland, of Edward Dillon & Company and of the UCD Michael Smurfit Graduate Business School and the UCD College of Business & Law. A member of the Forum of the Economic and Social Research Institute and the Road Safety Authority, he is also a Director of Glanbia plc, the Mater Private Hospital and Drury Communications. He serves on the councils of Camerata Ireland, the Irish Taxation Institute and the Irish Insurance Federation.

(Age 52)

Rose Hynes BCL, AITI, Solr

Appointed to the Court in 2007. A Solicitor by profession. Previously held senior management positions in GPA Group plc, including General Counsel and Head of Commercial. Appointed Chairman of Bord Gáis in 2009. Director of Total Produce plc, where she is its Senior Independent Director and chairs the Compensation Committee. Also a Director of a number of other companies. Former Director of Fyffes plc, Shannon Airport Authority plc, and Aer Lingus Group plc.

(Age 52)

Jerome Kennedy F.C.A

Appointed to the Court in 2007. Appointed Chairman of Group Audit Committee in August 2009. Spent 24 years (1980-2004) as a Partner in KPMG providing audit and advisory services to a range of Irish companies and Irish subsidiaries of multinational groups from 1980-1995. Managing Partner of KPMG Ireland and a Board member of KPMG Europe from 1995-2004. Director of Bank of Ireland Life Holdings plc, New Ireland Assurance Company plc and Total Produce plc where he chairs the Audit Committees. Also Chairman of Caulfield McCarthy Group Retail and is on the Irish Board of the UCD Michael Smurfit Graduate Business School.

(Age 61)

Heather Ann McSharry B.Comm, MBS

Appointed to the Court in 2007. Director of IDA Ireland and Council member of the Institute of Directors. Previously Managing Director of Reckitt Benckiser and Boots Healthcare in Ireland. Former Director of Enterprise Ireland and the Irish Pharmaceutical Healthcare Association, and a fomer member of Governing Authority of University College Dublin.

(Age 48)

Patrick O’Sullivan BBS MsC F.C.A.

Appointed to the Court in July 2009. Previously Vice Chairman, Chief Growth Officer and Group Finance Director of Zurich Financial Services; Chief Executive Officer, Eagle Star Insurance (London); Chief Operating Officer, Barclays De Zoete Wedd Holdings (London); Managing Director, Financial Guaranty Insurance Co. (part of GE Capital) (London & New York); Executive Director, Goldman Sachs International (London) and General Manager, Bank of America Futures (London). He is currently Non Executive Director of Man Group plc, Cofra Holdings AGC and Chairman of Old Mutual plc.

(Age 61)

Joe Walsh

Appointed to the Court in January 2009. Served as Minister for Agriculture from 1992-2004, having previously served as Minister for Food from 1987. He retired from the Cabinet in 2004. Director of Cork Racecourse (Mallow) Ltd. Horse Sport Ireland, and Irish Hunger Task Force.

(Age 67)

Senior Independent Director
Dennis Holt

Group Audit Committee (GAC)
Jerome Kennedy (Chairman)
Tom Considine
Paul Haran
Rose Hynes
Heather Ann McSharry
Patrick O’Sullivan

Group Remuneration Committee (REM COM)
Rose Hynes (Chairman)
Patrick Molloy
Joe Walsh

Group Nomination and Governance Committee (N&G)
Patrick Molloy (Chairman)
Dennis Holt
Heather Ann McSharry
Joe Walsh

Court Risk Committee
Tom Considine (Chairman)
Rose Hynes
Jerome Kennedy
Patrick O’Sullivan

Trustees of the Bank Staff Pension Fund
Paul Haran (Chairman)
Dennis Holt
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

The Subscription Agreement with the Irish Government and the Credit Institutions (Financial Support) Scheme 2008 contain certain requirements in terms of executive remuneration and have affected key remuneration decisions during the period. These requirements were in effect for the nine month period ending December 31, 2009 and the Group is in compliance with all such remuneration requirements.

The remuneration of Non-Executive Directors is determined and approved by the Court. Neither the Governor nor any Director participates in decisions relating to their own remuneration.

The Group Remuneration Committee’s role is to ensure that members of senior management are incentivised appropriately for their contribution to business performance and the achievement of strategic objectives.

During 2009 the committee received independent remuneration advice on executive remuneration from Deloitte LLP.

Statement on Remuneration

The current global economic downturn, coupled with continued disruption in capital markets, has resulted in another exceptionally challenging year in financial services. Reflecting the external environment, the performance of the Group and the Group’s obligations in relation to remuneration as set out under the Subscription Agreement and the Credit Institutions (Financial Support) Scheme 2008, the Group Remuneration Committee took the following key decisions in relation to remuneration for the Group’s Directors during the period ended December 31, 2009:

Executive Directors

The remuneration packages for the Executive Directors were renegotiated and the changes took effect from May 1, 2009.

Changes were made to the remuneration package of the Group Chief Executive. He has agreed to a cessation of his Pension Cash Allowance, and has waived receipt of a portion of his salary. As a result, his total cash remuneration on an annualised basis has reduced by 20.6% when compared with the role he held prior to being appointed Group Chief Executive. His contractual arrangements were amended to include an option to retire at age 55 on a pension of approximately 59% of salary. This option was waived by him in April 2010. His accrued pension entitlement as at December 31, 2009, before taking account of the waiver of his early retirement option, was €276,690 as set out on page F-133.

The remaining Executive Directors have agreed to waive receipt of a minimum of 10% of their salary for one year with effect from May 1, 2009. Total cash remuneration payable to all Executive Directors, as set out in the table below, has reduced by 23.8% when compared with a comparable period for 2008 / 09.

Changes have been made to the contractual arrangements governing the taxable non-pensionable cash allowance in lieu of pension benefit foregone. The amounts payable to each Executive Director have been reduced as shown in the table below. Further detail regarding the nature of these allowances is set out in the Retirement Benefits section on pages 136 and 137.

Executive Directors will not receive any annual performance bonus in respect of 2009.

Awards made under the 2006 Long Term Incentive Plan lapsed resulting in the cancellation of the conditional grant of units of stock. The Group did not make any awards under the Long Term Incentive Plan in 2009.

The Group did not make any awards under the Executive Stock Option Scheme in June 2009. Awards made under the 2006 Executive Stock Option Scheme lapsed in 2009, resulting in the cancellation of options under this grant, as the performance conditions were not achieved.

The table below shows the current structure of the Executive Directors’ cash remuneration (on an annualised basis), compared to that in effect for the year ended March 31, 2009. Cash remuneration includes all amounts payable to the Executive Directors. The difference between the amounts shown in the table below and the table on page F-126 is that amounts have been annualised, and the table below excludes pension contributions paid directly to pension funds.

Current structure-			Gross					Reduction
annualised package		Gross	salary			Pension		(annualised
in effect from May 1,	Gross	salary	after		Car	cash	Total cash	versus
2009	salary	waived(1)	waiver	Bonus	allowance	allowance	remuneration	prior year)
	€000	€000	€000	€000	€000	€000	€000%

R Boucher	690	(67)	623	—	34	—	657	20.6%
D Crowley(2)	570	(72)	498	—	28	72	598	22.9%
D Donovan	660	(66)	594	—	28	245	867	23.8%
J O’Donovan	550	(55)	495	—	28	152	675	27.4%

	2,470	(260)	2,210	—	118	469	2,797	23.8%

Previous structure-			Gross
annualised package		Gross	salary			Pension
for the year ended	Gross	salary	after		Car	cash	Total cash
March 31, 2009	salary	waived(1)	waiver	Bonus	allowance	allowance	remuneration
	€000	€000	€000	€000	€000	€000	€000

R Boucher(3)	580	—	580	—	28	220	828
D Crowley	478	—	478	—	18	280	776
D Donovan	660	—	660	—	28	451	1,139
J O’Donovan	550	—	550	—	28	352	930

	2,268	—	2,268	—	102	1,303	3,673

(1)	Details on the amount waived in the nine month period ended 31 December 2009 are shown on page F-126.

(2)	When Des Crowley returned from the UK to an expanded role his salary was £440,000. It had been agreed that his salary on a return to Ireland would be €662,500. On his return to Ireland his salary was actually set at €570,000, 13% less than had been guaranteed, and he accepted this reduction. He also agreed to a waiver of €72,000 (12%) so that his salary after waiver is now €498,000. Compared to his original contractual position this represents a total reduction of 24%. In addition, his pension cash allowance was reduced as set out above.

(3)	The amounts shown are in respect of Richie Boucher’s previous role.

Non-Executive Directors

In February 2009, the Governor, Deputy Governor and all Non-Executive Directors agreed to reduce their salary (in the case of the Governor and Deputy Governor) and their fees (in the case of all other Non-Executive Directors) by 25%. These reductions applied throughout the period ended December 31, 2009.

In addition, any fees payable in respect of Committee membership also reduced by 25%. These reductions also applied throughout the nine month period ended December 31, 2009.

Remuneration strategy

As described previously the Group is currently governed by obligations in relation to remuneration as contained in the Subscription Agreement and the Credit Institutions (Financial Support) Scheme 2008. In addition, and taking account of the new regulatory environment, a review has commenced to ensure that our remuneration strategy, principles and frameworks continue to reflect new regulatory principles and recommendations (for example, UK Walker review recommendations) and external best practice.

The Bank of Ireland Group’s remuneration strategy is to stimulate the behaviours which drive the achievement of the Group’s business goals and strategy through providing a suite of remuneration tools directly related to:

•	Sustainable short and long term financial and business performance goals

•	Risk measures, which ensure that remuneration levels are risk adjusted and appropriately reflect risk timeframes

•	Capital and liquidity measures

•	Non-financial measures of Group wide behaviours on leadership and employee engagement

Remuneration principles

A number of remuneration principles support this Group Remuneration Strategy:

•	Remuneration is aligned with the objective of maximising stockholder value over the medium to long term

•	Performance Driven — individual levels of remuneration are determined by individual performance versus a range of goals (see section on Performance Management) and also by Group performance

•	Market competitive — remuneration structures and pay levels are aligned with market practice in the relevant jurisdiction and/or segment and reflect the Group’s position within a relevant given market

•	Structured appropriately — remuneration structures and pay levels target, motivate and retain key skills and talent

•	Risk adjusted — remuneration is linked to appropriate risk measures and risk timeframes

•	Fairness and equity — Executive Directors are treated in a fair and equitable manner

•	Discretionary — all remuneration decisions (base pay increases, annual bonus, long term incentive grants) are subject to Group Remuneration Committee discretion and are dependent on individual and business performance

•	Regularly reviewed — reviewed at least annually to ensure appropriateness

•	Benchmarked appropriately — all benchmark analysis is conducted by external independent remuneration consultants

Performance Management

A robust performance management system and process remains critical in the current challenging environment.

The performance management approach allows the Group to align individual, business unit and divisional performance to the Group’s strategic objectives through an ongoing dialogue between managers and their direct team members. In addition, it supports an executive’s career development and professional growth.

The Balanced Scorecard & Key Result Areas (“KRAs”)

A Balanced Scorecard is a key document in the Performance Planning & Review process. This Balanced Scorecard approach is consistent with the emerging regulatory recommendations and principles. It ensures that:

•	All key deliverables and accountabilities of a role are taken into account when performance is assessed. For example, financial results, impact on customers, how an executive leads and develops his / her people, risk, regulatory and compliance requirements

•	A broad view of an individual’s performance is taken, rather than focusing on one or two key areas to the detriment of others

•	Organisational performance is continually enhanced by measuring both results and behaviours.

The Balanced Scorecard currently contains four Key Result Areas (KRAs), each with a minimum weighting of 10%, that apply to all executive roles in Bank of Ireland:

KRA 1 Financial/Revenue/Cost/Efficiency
KRA 2 Customer
KRA 3 Leadership & PeopleDevelopment
KRA 4 Credit, Regulatory & Operational Risk.

The KRAs are agreed between the executive and his / her line manager at the beginning of the performance cycle. A formal interim review is conducted with regular informal reviews taking place at other times during the year. A formal end of year review occurs at the end of the financial year.

Remuneration package for Executive Directors

The total remuneration package is reviewed by the Group Remuneration Committee on an annual basis with assistance from external remuneration consultants who provide independent remuneration advice and analysis to the Committee. Remuneration levels are benchmarked versus similar level roles in Ireland and the UK.

For the period ended December 31, 2009 the remuneration packages for Executive Directors are governed by obligations contained in the Subscription Agreement.

The key elements of the remuneration package for the period ended December 31, 2009 were as follows:

Salary — Is payable monthly and is set at a level as approved under the Subscription Agreement. Salaries are reviewed annually by the Group Remuneration Committee.

Performance-related bonus scheme — The level earned by each Executive Director is based on the Remuneration Committee’s assessment of that Director’s performance against pre-determined financial goals and required leadership behaviours.

A decision was taken by the Group Remuneration Committee during the year ended March 31, 2009 that no performance related bonuses would be paid for the financial year ended March 31, 2009 and the year ended March 31, 2010.

Long Term Incentive Plan — Since 2004, the Group has operated a Long Term Incentive Plan (“LTIP”) for key senior executives, with stockholder approval, to align the interests of those executives with the interests of stockholders. Under the LTIP, which is described in more detail in note 45 on page F-101, conditional awards had been made to the Executive Directors as set out in the table on pages F-131 and F-132.

As set out previously the Committee decided that it was not appropriate to make a conditional award under this plan in June 2009. It is also likely that any conditional grants which have been made but which have not vested to date will lapse.

Stock Options — In 2004, the Group updated the Executive Stock Option Scheme (“ESOS”), with stockholder approval. The stock option scheme is designed to strongly align the interests of Executive Directors and Senior Executives with the interests of stockholders through having a significant element of their remuneration based on stock price performance.

As set out previously the Committee decided that it was not appropriate to make a grant of stock options under this scheme in June 2009. It is also likely that grants made in 2007 and 2008 will lapse confirming the strong link between Executive Director remuneration and stock performance. All ESOS grants made in respect of the financial years 2003/04 to 2007/08 inclusive currently have no value.

Employee Stock Issue Scheme — The Bank operates an Employee Stock Issue Scheme under which the Court of Directors may set aside an element of Group profit before taxation for allocation to the trustees of the scheme to enable them to acquire units of ordinary stock on behalf of the scheme participants. The amount set aside is related to overall Group performance (see also note 45 on page F-99 of the Consolidated Financial Statements). Executive Directors participate on the same basis as staff. As the performance conditions were not achieved, there was no issue under the employee stock scheme in 2009.

Sharesave Scheme — In 1999, the Group established a Sharesave Scheme (“SAYE scheme”) for all eligible employees. Under the SAYE scheme the Executive Directors who participated were granted options over units of ordinary stock as set out in the table on page F-131 (see also note 45 on page F-99). There was no SAYE scheme launched during 2009.

Retirement Benefits — The Executive Directors, with the exception of Denis Donovan, are members of the Bank Staff Pensions Fund, which is a contributory scheme at the rate of 2.5% of salary. Denis Donovan is a member of the

Bank of Ireland Asset Management Pension Scheme, which is currently a non-contributory scheme. Both the Bank Staff Pensions Fund and the Bank of Ireland Asset Management Pension Scheme are defined benefit plans. Richie Boucher’s contract on appointment as Group Chief Executive Officer provided for an option, exercisable by the Group or by him, allowing him to retire at age 55, on a pension of approximately 59% of his salary. He waived this option in April 2010.

The Finance Act 2006 introduced a substantial tax charge on pension assets in excess of €5 million or the value of individual prospective pension entitlements as at December 7, 2005 (each to be indexed annually). Having reviewed market responses to this development and having taken actuarial advice, in May 2006 the committee agreed that Executive Directors be offered an option (a) to continue with unchanged pension funding arrangements or (b) to elect for a revised arrangement whereby their prospective pension fund would be limited to the value of the standard pension cap (or their personal fund threshold, if applicable) together with a taxable, non pensionable, cash allowance in lieu of the pension benefit foregone. All the Executive Directors originally opted for the revised arrangement, the income statement impact of which is broadly similar to that of continuing to fund these pensions under the earlier pre-2006 arrangements. There have been further (downward) revisions to this arrangement, which apply from May 1, 2009. The changes in the allowances are set out in the table on page F-133. Pension cash allowances in respect of Richie Boucher ceased from May 1, 2009. His prospective pension fund is therefore no longer limited to the value of the standard pension cap, and the value of the fund in excess of the cap will be subject to the additional taxation prescribed by the Finance Act 2006.

Service contracts — No service contract exists between the Bank and any Director which provides for a notice period from the Group of greater than one year.

The aggregate remuneration paid by the Group to key management personnel (26 persons) then in office, for the nine months ended December 31, 2009, was €8 million, including amounts paid under bonus and/or profit sharing plans. The aggregate amount, included in the above figure, set aside by the Group in the nine months ended December 31, 2009 to provide pension benefits for these Directors and Executive Officers amounted to €2 million. Included in these amounts is a payment to the Bank Staff Pensions Fund to cover the contractual option allowing the Chief Executive to retire at age 55 on a pension of approximately 59% of salary. This option was waived in April 2010 and the financial impact of the waiver will be included in the next financial statements. None of the Directors or Executive Officers beneficially holds more than 1% of the share capital on an individual basis. Additional information regarding remuneration of Directors is set out in note 54 to the consolidated financial statements.

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

The total pension cost for the Group in respect of the nine month period ended December 31, 2009 was €149 million of which €119 million related to the main scheme.

Interest of Management in Certain Transactions

No transaction material to the Group has been entered into in the last three fiscal years to which the Group or any of its subsidiaries was a party in which any Director or officer of the Group, any significant shareholder or any relative or spouse thereof had a direct or indirect material interest, and to the knowledge of the Group, no such transactions are presently proposed. Further details of Related Party Transactions with the Directors are outlined in note 50 to the consolidated financial statements. For information about material transactions with the NPRFC, which as a result of the recapitalisation described in note 58(i), now holds approximately 36% of the outstanding units of Ordinary Stock, see note 55 and note 58 to the Consolidated Financial Statements.

Indebtedness of Directors and Executive Officers

The aggregate amount of indebtedness of key management personnel (20 persons) and their connected persons, on normal commercial/staff terms, to the Bank of Ireland Group amounted to €10.5 million at December 31, 2009. The interest rates payable thereon and other terms were at prevailing market rates and terms and reflect ordinary commercial/staff transactions and do not involve more than the normal risk of collectibility or present other unfavourable features. The aggregate amount of indebtedness of key management personnel of the Group included in the above figure, on terms similar to those on which loans are made to members of staff generally, which are at interest rates more favourable than prevailing market rates, was €1.881 million at December 31, 2009. These staff loans were made in accordance with the US Sarbanes-Oxley Act and the rules thereunder, which permits these loans if the loans are made on the same basis as, and on terms no more favourable than, loans made available to employees generally. For further information refer to note 50, of the Consolidated Financial Statements.

CORPORATE GOVERNANCE STATEMENT

The Court of Directors is accountable to stockholders for the overall direction and control of the Group. It is committed to high standards of governance designed to protect the interests of stockholders and all other stakeholders while promoting the highest standards of integrity, transparency and accountability.

The Court’s role is to provide leadership of the Group within a framework of prudent and effective controls which enable risk to be assessed and managed. The Court sets the Group’s strategic aims, ensuring that the necessary financial and human resources are in place for the Group to meet its objectives and review management performance.

In response to the stressed position in which the Group now finds itself, the Court initiated a fundamental review of risk governance within the Group in early 2009. All of the recommendations of the review group have either been implemented, or are in the process of implementation. Increased Court oversight of risk has been enabled through the establishment of the Court Risk Committee, whose membership is drawn exclusively from non-executive Directors, to monitor risks arising in the Group. The Court Risk Committee also assists the Court in discharging its responsibilities of ensuring that risks are properly identified, reported and assessed, properly controlled, and that strategy is informed by and aligned with the Group’s risk appetite.

A key objective of the Group’s governance framework is to ensure compliance with applicable legal and regulatory requirements and the Combined Code on Corporate Governance (the “Combined Code”), a copy of which is available on www.frc.org.uk. The Directors believe that the Group meets this objective and expect it to continue to do so. Specifically, the Group has complied with the provisions of the Combined Code throughout the nine month period ended December 31, 2009, except in the case of Tom Considine’s membership of the Group Audit Committee and Joe Walsh’s membership of the Group Remuneration Committee — see comments on independence on page 139.

The Court of Directors

At December 31, 2009, the Court consisted of 15 Directors, 11 of whom were Non-Executive Directors. It held 8 scheduled and 7 unscheduled meetings during the nine month period ended December 31, 2009. Agendas and papers are circulated prior to each meeting to provide the Directors with relevant information to enable them to discharge fully their duties. The Group Secretary provides dedicated support for Directors on any matter relevant to the business on which they require advice separately from or additional to that available in the normal Court process.

The Court has the following schedule of matters specifically reserved for its decision:

•	the determination of strategy;

•	overseeing the management of the business, including control systems and risk management;

•	approving material acquisitions, disposals and investment decisions;

•	overseeing corporate governance and succession planning;

•	approving guarantees entered into by the Group, other than in the normal course of business; and

•	approving changes in Group pension schemes.

Management is responsible for the execution of agreed strategy and for all operational matters.

Details of the number of scheduled meetings of the Court and its Committees and attendance by individual Directors are set out on page 144. The terms of reference of the Committees are reviewed annually by the relevant Committees and by the Court and are available on the Bank’s website (www.bankofireland.com) or by request to the Group Secretary. The Non-Executive Directors meet at least once annually without the Executive Directors present.

The Bank has in place Directors’ and Officers’ liability insurance in respect of legal actions against its Directors; however this insurance cover does not extend to fraudulent or dishonest behaviour.

See under “Election/Re-election of Director’s” below for recent changes to the composition of the Court of Directors.

Governor and Group Chief Executive

The respective roles of the Governor, who is Chairman of the Court, and the Group Chief Executive are set out in writing and have been agreed by the Court.

The Governor oversees the operation and effectiveness of the Court of Directors. He also ensures that there is effective communication with stockholders and promotes compliance with the highest standards of corporate governance. The Governor commits a substantial amount of time to the Group and his role has priority over any other business commitment.

The Group Chief Executive is responsible for execution of agreed strategy and holds delegated authority from the Court for the day to day management of the business.

Board Balance and Independence

The Court has considered the principles relating to independence contained in the Combined Code. The Court has determined that the Governor, Deputy Governor and each current Non-Executive Director, with the exception of Tom Considine and Joe Walsh, is independent within the meaning of the Combined Code. Tom Considine and Joe Walsh were nominated by the Minister for Finance under the terms of the Credit Institutions (Financial Support) Scheme, 2008 and are not required to stand for election or regular re-election by stockholders. They are not, therefore, considered independent by reference to the terms of the Combined Code. The Court values and has benefited from their judgement and the quality of their contribution to the deliberations of the Court and its Committees. Each of the Governor, Deputy Governor and all of the Non-Executive Directors bring independent challenge and judgement to the deliberations of the Court through their character, objectivity and integrity and all are considered independent of management in accordance with the criteria set out in the NYSE Corporate Governance Standards.

Appointments to the Court

The Group Nomination and Governance Committee is chaired by the Governor and its composition is fully compliant with the Combined Code. The Committee is responsible for leading the process for succession to the position of Group Chief Executive and for Court and overseeing the selection process for key subsidiary Board non-executive appointments and renewals.

The Committee regularly reviews succession plans for the Court in the context of the Group’s strategy and the skills, knowledge and experience of current Directors and makes appropriate recommendations to the Court. Prior to the appointment of any Director, the Committee approves a job specification, assesses the time commitment involved and identifies the skills and experience required for the role. The recruitment process for Non Executive Directors is supported by an experienced third party professional search firm which develops an appropriate pool of candidates and provides a level of independent assessment to the process. The Group then works with that firm to shortlist candidates, conduct interviews/meetings and complete comprehensive due diligence.

All newly appointed Directors are provided with a comprehensive letter of appointment detailing their responsibilities as Directors, the terms of their appointments and the expected time commitment for the role. A copy of the standard terms and conditions of appointment of Non-Executive Directors can be inspected during normal business hours by contacting the Group Secretary.

In addition, the Committee, with the support of the Group Secretary, monitors developments in corporate governance, assesses the implications of such developments for the Group and advises the Court accordingly. It is also charged with overseeing the Group’s Corporate Responsibility Programme.

Information and Professional Development

On appointment, all Non-Executive Directors receive comprehensive briefing documents designed to familiarise them with the Group’s operations, management and governance structures; these include the functioning of the Court and the role of the key committees. In addition, new Directors undertake an induction programme, including visits to Group businesses and briefings with senior management. On an ongoing basis, briefings appropriate to the business of the Group are provided to all Non-Executive Directors.

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

Performance Evaluation

Each Committee of the Court reviews its performance and discusses its conclusions with the Court. The Court evaluates its own performance annually and also reviews the conclusions of the Group Nomination and Governance Committee in relation to the performance of individual Directors standing for election or re-election. The objective of all these evaluations is to identify any scope for improvement and, in the case of the individual evaluations, to determine whether each Director continues to contribute effectively and to demonstrate commitment to the role.

The Court and individual Director performance evaluation process involves completion of questionnaires by Directors, one to one discussions between the Governor and each Director and presentation of the overall findings to the Court for its consideration and action as required.

As part of the overall performance evaluation process, the Senior Independent Director meets annually with each of the Directors, without the Governor being present, to appraise the Governor’s performance. They may also meet on such other occasions as are deemed appropriate.

Election/Re-Election of Directors

Patrick J Molloy was co-opted to the Court of Directors on June 10, 2009 and elected to the Court at the Annual General Court held on May 19, 2010.

Tom Considine and Joe Walsh were co-opted as non-executive Directors, with effect from January 1, 2009, under the terms of the Government Guarantee Scheme.

Patrick O’Sullivan was elected to the Court at the Annual General Court on July 3, 2009. All of the other Directors who stood for re-election were re-elected at the Annual General Court.

At the Annual General Court held on May 19, 2010, all Directors with the exception of Tom Considine and Joe Walsh retired. Declan McCourt and Terry Neill, who had each completed two terms in 2010, retired at the end of the AGC. Other than the four Directors mentioned above, all Directors offered themselves for re-election (or, in the case of the Governor election) and all were re-elected (or in the case of the Governor, elected). Following formal performance evaluation, the Court has concluded that each Director makes a valued contribution and continued to demonstrate commitment to the role. The Court recommended that stockholders vote in favour of their (re-)election in each case at the Annual General Court.

Non-Executive Directors are normally appointed for an initial three year term, with an expectation of a further term of three years assuming satisfactory performance. A Non Executive Director is not normally expected to serve any longer than two terms, except where a clear benefit is expected to accrue to the Group, as determined following a particularly rigorous assessment of the skills and experience available to the Court. In the unlikely event that a Non-Executive Director is invited to serve longer than nine years, he/she is then subject to annual re-election by stockholders. In the case of Tom Considine and Joe Walsh, the requirement to stand for election and regular re-election is dispensed with for as long as the Government’s Preference Share investment in the Bank remains in place.

Remuneration

Information on the remuneration of Directors, is set out in note 54 to the Consolidated Financial Statements.

A statement confirming that remuneration consultants appointed by the Group Remuneration Committee have no other remuneration consultancy connections with the Group is available on the Group’s website (www.bankofireland.com) or by request to the Group Secretary. During the financial period the remuneration consultants provided corporate recovery services, regulatory and risk focused advisory services and IT consulting services. The Group’s long term incentive schemes have been approved by stockholders.

Directors’ Loans

The amount of outstanding loans to Directors is set out on pages F-117 to F-119. A formal process is in place for approval and reporting of loans to Directors and their connected persons. The process is designed to ensure that no departure from existing group credit policy occurs without the Chairman of the Group Audit Committee being informed.

Accountability and Audit

The Statement of Directors Responsibility, including a going concern statement, is set out on page F-2.

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

The Court has obligations as a non-US registrant under US securities laws and regulations, including the requirement to comply, where applicable, with the Sarbanes-Oxley Act of 2002 (SOx). The Group has put in place a comprehensive framework to document and test its internal control structures and procedures in line with the requirements of Section 404 of SOx, which requires, among other things, certification by management regarding the effectiveness of internal controls over financial reporting. The Group’s overall control systems include:

•	a clearly defined organisation structure with defined authority limits and reporting mechanisms to higher levels of management and to the Court, which support the maintenance of a strong control environment;

•	Court and Management Committees with responsibility for core policy areas;

•	a comprehensive set of policies and procedures relating to financial controls, asset and liability management (including interest rate, foreign currency and liquidity risk), operational risk and credit risk management (further details are given in note 56 to the Consolidated Financial Statements).

•	a Code of Conduct setting out the standards of behaviour expected of all Directors, officers and employees. This covers arrangements, should the need arise, for the independent investigation and follow up of any concerns raised by staff regarding matters of financial and non-financial reporting; and

•	monthly reporting by business units which enables progress against business objectives to be monitored, trends to be evaluated and variances to be acted upon.

These controls, which are embedded within the operations of the Group, are reviewed by Group Internal Audit. In these reviews, emphasis is focused on areas of greater risk as identified by risk analysis.

The Directors confirm that the Court, through its Committees, has reviewed the effectiveness of the Group’s systems of internal control for the nine months ending December 31, 2009. This review involved consideration of the reports of internal audit and the risk management functions, (including operational risk, regulatory risk and compliance) and establishing that appropriate action is being taken by management to address issues highlighted. In addition, the reports of the external auditors, which contain details of any material control issues identified arising from their work, are reviewed by the Group Audit Committee. After each meeting of the Group Audit Committee, its Chairman reports to the Court on all significant issues considered by the Committee and the minutes of meetings are circulated to all members of the Court.

Following the end of the nine month financial period to December 31, 2009, the Court reviewed the Group Audit Committee’s conclusions in relation to the Group’s systems of internal control and the appropriateness of the structures in place to manage and monitor them. This process involved a confirmation that a system of internal control in accordance with the Financial Reporting Council Revised Guidance on Internal Control was in place throughout the period and up to the date of the signing of these financial statements. It also involved an assessment of the ongoing process for the identification, evaluation and management of individual risks and of the role of the various Committees and Group risk management functions and the extent to which various significant challenges facing the Group are understood and are being addressed.

COURT COMMITTEES

Group Audit Committee

The Group Audit Committee (“GAC”) comprises six Non-Executive Directors. The Court has determined that the Committee members’ collective skills and recent and relevant financial experience enable them to discharge their responsibilities. In close liaison with the Court Risk Committee, which advises the Court in establishing the Group’s risk appetite and setting standards for the Group’s risk control framework, the Group Audit Committee reviews the appropriateness and completeness of the system of internal control, reviews the manner and framework in which management ensures and monitors the adequacy of the nature, extent and effectiveness of internal control systems, including accounting control systems, and thereby maintains an effective system of internal control.

The GAC has responsibility for:

•	monitoring the integrity of the financial statements;

•	assisting the Court in meeting obligations under relevant Stock Exchange listing rules and other applicable laws and regulations including the Sarbanes-Oxley Act in the United States;

•	overseeing all matters relating to the relationship between the Group and the External Auditors;

•	discharging the statutory responsibility of the Bank under Section 42 of The Companies (Auditing and Accounting) Act, 2003 and other statutes or regulations;

•	overseeing compliance with the requirements of the Irish Government associated with their support for the Bank of Ireland Group.

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

Court Risk Committee

The Court Risk Committee (‘CRC’) is comprised of non-executive Directors and was established in response to a recommendation from a Court-sponsored review of risk governance. Under its Terms of Reference the CRC is required to monitor risk governance and assist the Court in discharging its responsibilities in ensuring that risks are properly identified, reported, and assessed; that risks are properly controlled; and that strategy is informed by and aligned with the Group’s risk appetite. To ensure co-ordination with the work of the GAC, the chairman of GAC is a member of the CRC and the chairman of the CRC is a member of the GAC. Membership is reviewed annually by the Group Nomination and Governance Committee. The CRC meets at least quarterly; it met four times in 2009, and is scheduled to meet six times in 2010.

The Court Risk Report is produced by the Chief Credit and Market Risk Officer and covers material Risk Types to which the Group has exposure. The Court Risk Report is presented quarterly to GRPC, the CRC and the Court of Directors. In addition, monthly updates on credit, liquidity and capital risks are submitted to the GRPC and the Court of Directors. The Group’s material risk types and group risk reporting are outlined on pages 166 to 172, respectively.

The primary responsibilities of the CRC are to assist the Court in discharging its responsibilities on overseeing risk management in the Group. To that end the CRC develops views on the key risks facing the Group, including determining if they are appropriately identified, reported, assessed and controlled. In discharging these responsibilities the CRC reviews the recommendations of the GRPC to the Court on key risk documents including, the Group Risk Framework, Risk Appetite, Risk Strategy and key documents on liquidity, credit, capital and funding.

On an annual basis, the CRC reviews the Group’s Risk Management Framework which is approved by the Court. The Group’s Risk Management Framework defines risk management processes for material risk types on the basis of, among other things, a comprehensive risk identification and assessment process. Where this exercise highlights risks or areas not effectively covered by existing risk management and governance processes, appropriate changes are proposed to the Court.

The CRC also discusses results of the Group’s stress testing programme. These results are used to inform Risk Appetite as well as capital targets and buffers as part of the Group’s Internal Capital Adequacy Assessment Process (ICAAP). The Group’s Stress Testing Process is described on page F-166.

Attendance at scheduled meetings of the Court during the period ended December 31, 2009

									Group		Group		Group		Group
					Group Audit		Group Audit		Nomination &		Nomination &		Remuneration		Remuneration		Court Risk		Court Risk
	Court		Court		Committee		Committee		Governance Committee		Governance Committee		Committee		Committee		Committee		Committee
	Scheduled		Unscheduled		Scheduled		Scheduled		Scheduled		Unscheduled		Scheduled		Unscheduled		Scheduled		Unscheduled
Name	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B

Richie Boucher	8	8	7	7	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Richard Burrows (Retired on 7/3/09)	3	3	1	1	—	—	—	—	1	1	2	2	1	1	2	2	—	—	—	—
Tom Considine (Appointed to CRC 8/25/09)	8	8	7	7	5	5	4	4	—	—	—	—	—	—	—	—	4	4	—	—
Des Crowley	8	7	7	7	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
David Dilger (Retired on 7/3/09)	3	3	1	1	1	1	2	2	—	—	—	—	1	1	2	2	—	—	—	—
Denis Donovan	8	7	7	7	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Paul Haran	8	8	7	6	5	5	4	4	—	—	—	—	—	—	—	—	—	—	—	—
Dennis Holt (Appointed Deputy Governor and Senior Independent Director 8/25/09. Appointed to N&G 8/25/09. Retired from GAC 8/25/09. Retired from Rem Com 8/25/09)	8	8	7	6	3	3	1	1	1	1	—	—	1	1	2	2	—	—	—	—
Rose Hynes (Appointed to CRC 8/25/09)	8	8	7	7	5	5	4	3	—	—	—	—	2	2	2	2	4	4	—	—
Jerome Kennedy (Appointed to CRC 8/25/09)	8	8	7	6	5	5	4	4	—	—	—	—	—	—	—	—	4	4	—	—
George Magan (Retired on 7/3/09)	3	2	1	1	—	—	—	—	1	1	2	1	1	1	2	—	—	—	—	—
Patrick Molloy (Appointed on 6/10/09. Appointed Governor 7/3/09. Appointed to N&G 7/3/09. Appointed to Rem Com 8/25/09)	6	6	6	6	—	—	—	—	1	1	2	2	1	1	—	—	—	—	—	—
Declan McCourt (Appointed to Rem Com 8/25/09)	8	8	7	7	—	—	—	—	2	2	4	4	1	1	—	—	—	—	—	—
Heather Ann McSharry	8	8	7	7	5	5	4	4	2	2	4	4	—	—	—	—	—	—	—	—
Terry Neill (Appointed to Rem Com 8/25/09. Appointed to CRC 8/25/09)	8	8	7	7	—	—	—	—	2	2	4	3	1	1	—	—	4	4	—	—
John O’Donovan	8	8	7	7	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Patrick O’Sullivan (Appointed on 7/3/09. Appointed to GAC 8/25/09. Appointed to CRC 8/25/09)	5	5	6	4	2	1	3	3	—	—	—	—	—	—	—	—	4	3	—	—
Joe Walsh	8	8	7	5	—	—	—	—	2	2	4	4	2	2	1	1	—	—	—	—

Column A: Indicates the number of meetings held during the period the Director was a member of the Court and I or the Committee and was eligible to attend.

Column B: Indicates the number of meetings attended.

Speak Up Policy

The Group has a Speak Up policy in place for all staff, which is in accordance with international best practice for whistleblowing arrangements and is compliant with the Sarbanes-Oxley Act. The policy encourages staff to raise concerns openly and locally. Where this is not possible or the problem has not been resolved effectively at that level, there are clear alternative senior contacts within the Group to whom the concern may be addressed. Confidential advice is available from Public Concern at Work, an independent, not-for-profit organisation, through a freephone number and a dedicated email address. In the case of concerns regarding financial reporting, fraudulent accounting or irregularities in audit work, these can be passed directly to the Chairman of the Group Audit Committee, whose contact details are available from Public Concern at Work. The Chairman of the Group Audit Committee is a non-executive Director.

Court Appointed Executive Committees

Group Risk Policy Committee (GRPC) — Within the parameters of Court approved high level policies, frameworks and principles, the GRPC approves risk policies and actions and makes recommendations to the Court on risk issues where the Court has reserved authority. In addition the committee ensures that risks are properly identified and assessed; that risks are properly controlled and managed; and that strategy is informed by and aligned with the Group’s risk appetite.

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

Membership of the above committees at December 31, 2009 was as follows:

Group Risk Policy Committee	Group Investment Committee

Vincent Mulvey (Chairman)	Richie Boucher* (Chairman)
Richie Boucher*	Christine Brennan
Sean Casey	Des Crowley*
Des Crowley*	Denis Donovan*
Denis Donovan*	Liam McLoughlin
Liam McLoughlin	Vincent Mulvey
Ronan Murphy	Ronan Murphy
Declan Murray	Helen Nolan
Helen Nolan	John O’Donovan*
John O’ Donovan*
Mick Sweeney

*	Court member

New York Stock Exchange (NYSE) Corporate Governance Requirements

As a company formed by Charter in Ireland listed on the Irish and London Stock Exchanges and with an ADR listing on the NYSE, the Group’s corporate governance practices reflect Irish law, the Listing Rules of the Irish Stock Exchange and the UK Listing Authority and the Combined Code. The Group believes there are no significant differences between its corporate governance practices and the requirements of the NYSE

EMPLOYEES

For the nine month period ended December 31, 2009 the Group employed 14,755 staff on an average full-time equivalent basis (see note 12 to the consolidated financial statements). The decrease in staff over the previous year’s figure (15,868) is due to the impact of downsizing initiatives in the UK and US operations, together with normal staffing level fluctuations. The Group employed 16,026 staff on average in the year ended March 31, 2008.

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

As at May 24, 2010 options were outstanding over 7,533,045 units of stock representing 0.36% of the total ordinary stock then in issue.

Such options are exercisable as follows:

	Number
	Outstanding at
Exercise price (€ cent)	May 24, 2010*	Exercise Period

9.15	101,650	Nov 2003 – Nov 2013
11.05	329,000	May 2004 – May 2014
12.50	487,000	June 2005 – June 2015
10.65	10,000	December 2005 – December 2015
10.77	824,499	June 2006 – June 2016
10.54	60,000	December 2006 – December 2016
10.76	1,241,000	July 2007 – July 2017
12.85	968,000	June 2008 – June 2018
13.68	47,514	January 2009 – January 2019
15.45	962,350	June 2007 – June 2017
9.75	51,282	November 2007 – November 2017
8.10	2,033,500	June 2008 – June 2018
1.215	417,250	November 2008 – November 2018

As at May 24, 2010, executive Directors and Executive Officers as a group held options under the above scheme over a total of 1,285,300 units, representing 0.06% of the total ordinary stock in issue.

In addition to their interests in ordinary stock through their holding of stock options and the conditional awards of stock they have received under the LTPSP and LTIP, as set out in note 54 to the Consolidated Financial Statements, the interests of the Directors and Group Secretary in office at May 24, 2010, and of their spouses and minor children, in the stocks issued by the Group are set out below:

UNITS OF €0.10
OF ORDINARY STOCK
As at May 24, 2010
Beneficial*

DIRECTORS
Patrick J Molloy	1,167,333
Dennis Holt	16,284
Richie Boucher	33,127
Des Crowley	133,724
Denis Donovan	187,951
John O’Donovan	91,126
Paul Haran	8,443
Heather Ann McSharry	11,354
Rose Hynes	25,000
Jerome Kennedy	8,062
Tom Considine	5,000
Joe Walsh	10,733
Patrick O’Sullivan	10,000

SECRETARY
Helen Nolan	21,883

*	Information is shown as at May 24, 2010 and before any changes which may be required as a consequence of the rights issue.

As at May 24, 2010, Directors and Executive Officers of the Bank as a group beneficially held 0.09% (1,834,500 units) of the Group’s issued ordinary stock.

Limitations on Stock Issue and Stock Option Plans

All of the employee stock issue and stock option schemes are subject to a range of flow rate controls approved by the stockholders and which conform to institutional investor guidelines.

Item 7	MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

CONTROL OF REGISTRANT

As at June 8, 2010 the Bank had received notification of the following substantial interests in its issued ordinary stock:

NAME	Units held	%

Capital Research and Management Company*	65,994,690	3.14
NPRFC	763,789,210	36.36	**

*	This stockholding is not beneficially owned but is held on behalf of a range of clients, none of whom hold, so far as the Directors have been notified, more than 3% of the issued ordinary stock. So far as the Directors have been notified, there were no other holdings of 3% or more of the issued ordinary stock of the Bank.

**	The NPRFC has acquired voting rights equivalent to 36.36% of all votes capable of being cast by stockholders on a poll at a General Court of the Bank on any resolution proposed at a General Court of the Bank involving the appointment and removal of Directors. Such voting rights are also exercisable in relation to certain matters concerning a proposed change of control of the Bank (being a change in the holding of more than 50% of the voting stock of the Bank or of substantially all of the Bank’s business and assets).

Following completion of the Proposals, the NPRFC is expected to have a holding of approximately 36%.

RELATED PARTY TRANSACTIONS

Refer to note 50 of the consolidated financial statements. Also see “Interest of Management in Certain Transactions” and “Indebtedness of Directors and Executive Officers” on pages 137 and 138.

DESCRIPTION OF US STOCKHOLDERS

At December 31, 2009, 823,051 units of Ordinary Stock were held by 445 stockholders with registered addresses in the United States and 13,430,623 ADSs were held by 244 registered holders with addresses in the United States. The combined shareholdings of these holders comprise approximately 5.43% of the total number of units of Ordinary Stock in issue at December 31, 2009 (being 1,004,216,989 units). These figures do not include either the number of units of ordinary stock held by stockholders with registered addresses outside the United States in which United States residents have an interest or the number of such US residents.

Item 8	FINANCIAL INFORMATION

See pages F-4 through F-183.

DIVIDEND POLICY

The table below provides a summary of dividends per unit of ordinary stock paid in respect of the past five financial years.

	Dividends	Translated into
	per unit of	US cents
	Ordinary Stock	per Unit of
Dividend Payment Date	(in euro cents)	Ordinary Stock(1)

Nine month Financial Period ended December 31, 2009	Nil	Nil
Financial Year ended March 31, 2009	Nil	Nil
Financial Year ended March 31, 2008
July 23, 2008	39.4	61.85
January 15, 2007	24.2	36.06
Financial Year ended March 31, 2007
July 27, 2007	39.40	53.27
January 16, 2007	21.00	27.13
Financial Year ended March 31, 2006
July 28, 2006	34.30	43.73
January 11, 2006	18.20	22.09

(1)	Translated at the Spot Rate on the dates of payment.

On January 19, 2010, and following communications from the European Commission that the Bank should not make coupon payments on its Tier 1 Securities and Upper Tier 2 Securities unless under a binding legal obligation to do so, the Group announced that the non-cumulative distributions on the LP21 Securities and the LP3 Securities2, which would otherwise have been payable on February 1, 2010 and February 4, 2010 respectively, would not be paid. The effect of this decision by the Bank was to trigger the “dividend stopper” provisions of the LP2 Securities. While this “dividend stopper” remains in force, the Group is precluded for a period of one calendar year from and including February 1, 2010 from declaring and making any distribution or dividend payment on its Ordinary Stock, non-cumulative euro and Sterling Preference Stock, the 2009 Preference Stock3, Hybrid/Preferred Securities4 and the ACSM Hybrids5.

On that basis, (and also under the commitments to be made under the EU Restructuring Plan), the Group is therefore prevented from making discretionary dividend payments on its capital stock for a period of one calendar year from and including February 1, 2010. As a consequence of the dividend stopper, the Bank issued the NPRFC Coupon Ordinary Stock6 to the NPRFC on Monday, February 22, 2010 in lieu of the cash dividend due to the holders of the 2009 Preference Stock on February 20, 2010.

In addition, under the terms of the CIFS Guarantee Scheme, the Bank is precluded from paying dividends on the Ordinary Stock without the prior approval of the Minister for Finance until the expiry of the CIFS Guarantee

1 Bank of Ireland Capital Funding (No. 2) LP US$800 million Fixed Rate/Variable Rate Guaranteed Non-Voting Non-Cumulative Perpetual Preferred Securities.
2 Bank of Ireland Capital Funding (No. 3) LP Fixed Rate/Floating Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities;
3 8% (now increased to 10.25%) non-cumulative preference stock of 0.01 each issued to the NPRFC.
4 Bank of Ireland Capital Funding (No. 1) LP Fixed Rate/Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities, the LP2 Securities, the LP3 Securities and Bank of Ireland Capital Funding (No. 4) LP Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities.
5 Bank of Ireland UK Holdings plc 7.4% Guaranteed Step-up Callable Perpetual Preferred Securities and Bank of Ireland UK Holdings plc 6.25% Guaranteed Callable Perpetual Preferred Securities.
6 184,394,378 units of Ordinary Stock issued to the NPRFC on Monday 22 February 2010 in lieu of the cash dividend otherwise due on the 2009 Preference Stock.

Scheme which is scheduled to take place on September 29, 2010. The prohibition can be extended under the ELG Scheme.

Under the EU Restructuring Plan, the Group will commit not to make discretionary payments of coupons or to exercise voluntary call options on hybrid capital securities on or before January 31, 2011. Thereafter, any conditions imposed by the European Commission in respect of hybrid capital securities are expected to fall away.

Also under the EU Restructuring Plan, the Bank will commit not to pay dividends on its Ordinary Stock until the earlier of (i) September 30, 2012; and (ii) such date that the 2009 Preference Stock is redeemed or no longer owned by the State through the NPRFC or otherwise.

The Directors intend to resume paying dividends on Ordinary Stock after the above conditions have been satisfied and the Group has demonstrated that it can maintain appropriate capital ratios and sustainable profits.

LEGAL PROCEEDINGS

Save as disclosed in the paragraph below, there are no governmental, legal or arbitrational proceedings (including any such proceedings which are pending or threatened of which the Group is aware) which may have, or have had in the recent past, significant effects on the financial position or profitability of the Group taken as a whole.

Procom litigation

In May 2007, the Bank, through Bank of Ireland Private Banking, entered into an agreement with Procom Desarollos Urbanos, SA and Cecosa Hipermercados S.L.U (the “Plaintiff”) to purchase the entire issued share capital of Procom Desarrollo Comercial de Zaragoza, SA which is a Spanish incorporated company involved in the development of a shopping centre and retail park in Zaragoza, Spain. The agreement contained a number of pre-conditions. The Bank contends that one of the pre-conditions was not satisfied and accordingly did not proceed to purchase Procom Desarrollo Comercial de Zaragoza, SA. In February 2009, the Plaintiff initiated legal proceedings against Bank of Ireland Private Banking and the Bank (the “Defendant”) for specific performance or, failing this, damages in relation to the terminated agreement claiming €142 million in damages. On February 10, 2010, the Madrid Court of First Instance ruled in favour of Plaintiff and awarded damages of €90.87 million. An appeal has been lodged by both the Bank and the Plaintiff. The Bank is advised that the appeal process will take between six and eighteen months. Either party may then ultimately appeal this matter to the Supreme Court in Spain, which is likely to take a further two years.

SIGNIFICANT CHANGES

There have been a number of announcements since December 31, 2009, in relation to the items noted below. Further information on these is outlined in note 58 Post balance sheet events on page F-177.

(a)	Discretionary Coupon Payments

(b)	Exchange of Lower Tier 2 Securities

(c)	Issue of Ordinary Stock to the NPRFC

(d)	Credit Institutions (Eligible Liabilities Guarantee) Scheme — (ELG)

(e)	National Asset Management Agency (NAMA)

(f)	National Asset Management Agency Investment Limited (NAMAIL)

(g)	Pensions Review

(h)	EU Restructuring Plan

(i)	Placing of Ordinary Stock, debt for equity offers and rights issue, April — June 2010

(j)	Renominalisation of Ordinary Stock

PROSPECTIVE ACCOUNTING CHANGES/IMPACT OF NEW ACCOUNTING POLICIES

Refer to pages F-33 to F-35 for details.

Item 9	THE OFFER AND LISTING

NATURE OF THE TRADING MARKET

As at May 24, 2010 the authorised capital stock of the Group was made up of €3,480,000,000 divided into 24,000,000,000 units of ordinary stock of €0.10 each, US$200,000,000 divided into 8,000,000 units of non- cumulative preference stock of US$25 each, STG£100,000,000 divided into 100,000,000 units of non-cumulative preference stock of STG£1 each, €162,000,000 divided into 100,000,000 units of non-cumulative preference stock of €1.27 each, €35,000,000 divided into 3,500,000,000 units of non-cumulative preference stock of €0.01 each, 100,000,000 undesignated Dollar preference stock of US$0.25 each, 100,000,000 undesignated sterling preference stock of Stg£0.25 each, and 2,000,000,000 of Deferred Stock of €0.54 each.

As at May 24, 2010, there were 2,090,976,199 units of ordinary stock of €0.10 each issued and outstanding. As at May 24, 2010 2,464,000,000 units of non-cumulative preference stock of €0.01 each were in issue. 1,876,090 units of Sterling preference stock and 3,026,598 units of euro preference stock were in issue and 1,188,611,367 units of Deferred Stock of €0.54 each were in issue. See also note 58 for details of the rights issue which concluded on June 8, 2010.

For further information on the renominalisation of the Ordinary Stock refer to note 58 in the notes to the Consolidated Financial Statements.

The principal trading markets for the Ordinary Stock are the Irish Stock Exchange and the London Stock Exchange.

At May 24, 2010, 65 companies were quoted on the Irish Stock Exchange. These companies had a combined market capitalisation of more than €125.15 billion at that date. The 10 companies with the largest market capitalisations accounted for over 87.5% of the Exchange’s total market capitalisation.

The Group’s American Depository Shares (ADSs) are listed on the New York Stock Exchange. Each ADS, evidenced by one American Depository Receipt (ADR), represents four units of ordinary stock. Depository Receipts are negotiable securities that are used to represent, among other things, a non-US company’s publicly traded ordinary share capital.

ADRs are traded and dividends distributed in US dollars just like any US security, alleviating certain obstacles associated with investing directly in the home markets of non-US companies. The Bank of New York Mellon is the Depository Bank for the Bank of Ireland’s ADR programme.

The following table sets forth, for the periods indicated, the reported highest and lowest closing price for one unit of Ordinary Stock on the Irish Stock Exchange, as derived from the Daily Official List of the Irish Stock Exchange quoted in euro and the highest and lowest sales prices for the ADSs as reported on the New York Stock Exchange Composite tape.

	Ordinary Stock		ADSs
	High	Low	High	Low
	(in euro)		(in dollars)

Financial Year Ended
March 31, 2006	15.50	11.65	76.00	60.10
March 31, 2007	18.65	13.10	97.98	66.38
March 31, 2008	16.85	8.61	91.00	54.51
March 31, 2009	10.00	0.13	63.47	0.66
Nine months ended December 31, 2009	3.42	0.58	20.18	2.78
Financial year 2007/2008
First quarter	16.85	14.78	91.00	80.46
Second quarter	15.43	11.25	83.96	63.54
Third quarter	13.93	8.90	79.27	55.50
Fourth quarter	10.48	8.61	63.72	54.51
Financial year 2008/2009
First quarter	10.00	5.52	63.47	34.30
Second quarter	6.31	3.27	40.00	19.55
Third quarter	4.85	0.68	26.42	3.97
Fourth quarter	0.95	0.13	5.23	0.66
Nine months ended December 31, 2009
First quarter	2.23	0.58	12.98	2.78
Second quarter	3.42	1.24	20.18	6.85
Third quarter	3.25	1.18	20.06	6.58
Month ended
December 2009	1.70	1.18	10.77	6.58
January 2010	1.71	1.29	10.03	7.24
February 2010	1.32	1.00	7.98	5.48
March 2010	1.60	0.98	8.97	5.23
April 2010	1.91	1.60	10.57	8.35
May 2010	1.68	0.67	9.19	4.30

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

(a)	Initial investment by the Government of Ireland in Preference Stock

On March 27, 2009 the Stockholders of the Bank approved resolutions enabling the subscription by the National Pensions Reserve Fund (the “NPRFC”) for 2009 Preference Stock at an aggregate issue price of €3.5 billion, pursuant to an agreement between the Minister for Finance of Ireland, the NRPFC and the Bank. The investment by the NRPFC was on foot of the Government’s commitment to recapitalise the Bank, announced on December 21, 2008 and as part of the investment the Bank issued to the NPRFC Warrants to subscribe for new units of Ordinary Stock equivalent to 25% of the existing Ordinary Stock (see the “Warrants” below).

The 2009 Preference Stock, comprising units of 8 per cent. non-cumulative preference stock of €0.01 each in the capital of the Bank, ranks pari passu with the Ordinary Stock of the Bank on a repayment of capital on a winding-up of the Bank, and ranks ahead of the Ordinary stock as regards the payment of dividends. The 2009 Preference Stock ranks pari passu as regards dividends with other stock or securities which constitute core Tier I capital of the Bank (other than Ordinary Stock and other than dividends to Minority Interests). The 2009 Preference Stock entitles the holder to receive a non-cumulative dividend at a fixed rate of rate 8% of the issue price per annum, payable annually at the discretion of the Bank. If the dividend on the 2009 Preference Stock is not paid in any year the Bank is precluded from paying a dividend on the Ordinary Stock until the payment of the dividend on the 2009 Preference Stock has resumed.

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

If the dividend on the 2009 preference stock is not paid in any particular year, then the Bank is precluded from paying any dividend on any ordinary stock until the Bank resumes the payment of dividends on the 2009 preference stock in cash. The Bank will also be precluded from paying any dividend on any ordinary stock where the payment of such dividend would reduce the distributable reserves of the Bank to such an extent that the Bank would be unable to pay the next dividend due for payment on the 2009 preference stock.

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

While the 2009 Preference Stock is held by a Government Entity, the Minister for Finance has the right to directly appoint 25 per cent. of the directors of the Bank (such 25 per cent. to include any directors nominated by the Minister for Finance pursuant to the Government Guarantee Scheme). Two directors were appointed as directors by the Court pursuant to the nominations of the Minister for Finance under the Government Guarantee Scheme. The 2009 Preference Stock carried voting rights equivalent to 25% of the total voting rights on any resolution proposed at a General Court of the Bank in relation to the appointment or removal of a Director of the Bank. The 2009 Preference Stock also carried 25% of the total voting rights in relation to any resolution proposing a change of control of the Bank. For as long as the NPRFC or an acceptable Government Entity holds the 2009 Preference Stock the tabling of any resolution at a General Court of the Bank to alter the capital structure of the Bank requires the prior approval in writing of the Minister for Finance.

The Warrants

The Bank issued, on March 31, 2009, 334,737,148 warrants to the NPRFC. Under the terms of the warrants, the NPRFC were entitled to subscribe for units of Ordinary Stock on the basis of one unit of Ordinary Stock for each individual warrant.

Under the terms of the Warrant Cancellation (see below at (b)), the warrants have been cancelled.

The warrants, if exercised in full, would have entitled the NPRFC to acquire 334,737,148 units of Ordinary Stock, equivalent to 25 per cent of the Existing Stock as enlarged by the Ordinary Stock issuable on exercise of the warrants and to exercise no more than 50 per cent of the voting rights attaching to any units of Ordinary Stock issued as a result of the exercise of the warrants.

The warrants were exercisable on the earlier of (i) at any time between the fifth and tenth anniversary of the date of issue of the 2009 preference stock (issued March 31, 2009); and (ii) any offer (within the meaning of the Takeover Panel Act 1997) for the Bank or other change of Control event in respect of the Bank.

The exercise price per unit of Ordinary Stock issued pursuant to the warrants was €0.52 for 177,213,784 units of Ordinary Stock and €0.20 for 157,523,364 units of Ordinary Stock. Any difference between the exercise price and the nominal value of the Ordinary Stock (being €0.64) would have been paid up from the Bank’s undistributable reserves (including the Stock Premium Account) or (subject to there being no contravention of the rights of other stockholders) from the Bank’s distributable reserves.

The number of units of ordinary stock which could have been acquired pursuant to the exercise of the warrants were subject to anti-dilution protection in line with market norms for warrants.

(b)	Placing of Ordinary Stock, debt for equity offers and rights issue, April — June 2010

In April 2010, the Bank announced Proposals to increase Equity Tier 1 Capital by not less than €2.8 billion by way of an Institutional Placing, a NPRFC Placing, a Rights Issue and Debt for Equity Offers. The proceeds of the Institutional Placing and the Rights Issue were underwritten by Underwriters pursuant to the Underwriting Agreement. In addition, the Warrants held by the NPRFC were cancelled in return for the payment of €491 million in cash under the Warrant Cancellation. The Proposals approved by Stockholders on May 19, 2010 consisted of:

•	Placing: The Placing, comprising the Institutional Placing and the NPRFC Placing, raised €1,536 million in Equity Tier 1 Capital in May 2010. The proceeds of the Institutional Placing were underwritten pursuant to the Underwriting Agreement, subject to conditions, including Admission of the Placing Stock and the approval of the Resolutions at the EGC. The Underwriters agreed to use reasonable endeavours to procure Placees for an aggregate of 326,797,386 units of Placing Stock at a price of €1.53 per unit of Placing Stock issued in the Institutional Placing pursuant to the Underwriting Agreement. The price at which the Placing Stock was issued to Placees represented a 15.0% discount to the Closing Price of €1.80 of the Existing Stock on April 23, 2010 (being the last practicable date prior to announcement of the Proposals). Placees were considered Qualifying Stockholders for the purposes of the Rights Issue in respect of their Placing Stock. Pursuant to the NPRFC Placing, the NPRFC agreed to subscribe for 575,555,556 units of Ordinary Stock at a price of €1.80 per unit of Ordinary Stock (being the Closing Price on April 23, 2010). The consideration for the NPRFC’s subscription was the conversion of 1,036,000,000 units of 2009 Preference Stock (at their subscription price of €1.00 per unit of 2009 Preference Stock) to units of Ordinary Stock. In consideration for the NPRFC Placing, the Bank paid to the NPRFC a fee equal to 1% of the subscription price for all units of 2009 Preference Stock converted pursuant to the NPRFC Placing (the NPRFC Placing Fee). In addition, the Bank paid a Transaction Fee of €22 million at the closing of the NPRFC Placing in May 2010. The Ordinary Stock issued pursuant to the NPRFC Placing was eligible for participation in the Rights Issue as if such Ordinary Stock was held on the Record Date;

•	Rights Issue: A Rights Issue which raised €1,725 million in Equity Tier 1 Capital (a portion of the cash proceeds of which were paid directly to noteholders electing for Ordinary Stock allotted in the Rights Issue on their behalf pursuant to the Debt for Equity Offers). The proceeds of the Rights Issue of up to €1.2 billion were underwritten pursuant to the Underwriting Agreement, subject to conditions, including, amongst other things, Admission of the Rights Issue Stock (nil paid) and the approval of the Resolutions at an Extraordinary General

Court (‘EGC’). The Rights Issue size and Rights Issue Price at which Qualifying Stockholders were invited to subscribe for Rights Issue Stock were determined by the Bank and the Joint Bookrunners in advance of the EGC. Pursuant to the NPRFC Rights Issue Undertaking, the NPRFC agreed, subject to certain terms and conditions, to take up its entitlement of Rights Issue Stock in the Rights Issue in respect of its holding of the NPRFC Coupon Ordinary Stock and its holding of Ordinary Stock issued as a result of the NPRFC Placing (but excluding its other investment holdings in the Bank). The consideration for the take up of its Rights in respect of the NPRFC Coupon Ordinary Stock and its holding of Ordinary Stock as a result of the NPRFC Placing was the conversion of units of 2009 Preference Stock at their subscription price of €1.00 each to Ordinary Stock at the Rights Issue Price of €0.55 per unit of ordinary stock. The number of units of ordinary stock owned by the NPRFC following the conversion is 1,139,924,901 units.

•	Debt for Equity Offers: Under the Debt for Equity Offers, holders of certain of the Group’s Tier 1 Securities and Upper Tier 2 Securities were given the opportunity to exchange these securities for (a) Allotment Instruments (which automatically converted into Conversion Ordinary Stock on the Conversion Date); or (b) through a settlement procedure, cash proceeds from the allotment of Ordinary Stock in the Rights Issue on behalf of such holders or; (c) a combination thereof. The tender prices represented a discount of up to 42.0% to the nominal value of the existing Tier 1 Securities and Upper Tier 2 Securities exchanged by these security holders and resulted in a capital gain, which increased the Group’s Equity Tier 1 Capital. The increase in Equity Tier 1 Capital resulting from the combination of the Rights Issue and the Debt for Equity Offers amounted to €2,020 million. The actual size of the Rights Issue (including the NPRFC Rights Issue Undertaking) was reduced by the capital gain arising on the Debt for Equity Offers.

•	Warrant Cancellation: The Warrants held by the NPRFC were, simultaneously with the NPRFC Placing, cancelled in return for the payment of €491 million in cash by the Bank to the NPRFC. This reflected the market value of the Warrants, being the difference between the exercise price of the Warrants and the Closing Price of the Ordinary Stock on April 23, 2010, plus a fee of €12 million. Following approval of the Proposals, the NPRFC ceased to hold the Warrants and the subscription rights for Ordinary Stock pursuant to the Warrants.

Following the implementation of the Proposals, the NPRFC increased its holding of Ordinary Stock, but had its Warrants cancelled and its holding of 2009 Preference Stock reduced. This resulted in the NPRFC holding up to a maximum of 36% of the Bank’s enlarged capital stock following the implementation of the Proposals (with the NPRFC subscribing fully for its rights in relation to the NPRFC Coupon Ordinary Stock and the Ordinary Stock issued pursuant to the NPRFC Placing), and the full take up of its Rights in respect of the units of its other Existing Stock (i.e. the Ordinary Stock held pursuant to its other investment activities in addition to the NPRFC Coupon Ordinary Stock) with no right to purchase additional Ordinary Stock pursuant to the Warrants. The implementation of the Proposals resulted in the NPRFC’s holding of 2009 Preference Stock falling from the 3,500 million units held at April 26, 2010 to a 1,837,041,304 units.

The implementation of the Proposals resulted in Ordinary Stockholders’ proportionate holding in the Bank being diluted. This was because the issue of the Placing Stock, the Ordinary Stock issued under the NPRFC Placing and the Ordinary Stock issued pursuant to the Debt for Equity Offers were not offered to Existing Stockholders. The degree of dilution increased depending on a number of variables, the main ones being whether or not Stockholders take up their Rights to subscribe for Ordinary Stock under the Rights Issue and the level of participation by noteholders in the Debt for Equity Offers.

Renominalisation of Ordinary Stock

Because the Bye-Laws of the Bank precluded the issue units of Ordinary Stock at a discount to their nominal value, the Bank’s ordinary stock was renominalised by Stockholders at the Extraordinary General Court held on May 19, 2010. This resulted in the nominal value of each unit of ordinary stock being reduced from €0.64 per unit to €0.10 per unit. Each existing unit of ordinary stock in existence at the date of renominalisation was subdivided into one unit of Ordinary Stock of €0.10 (“€0.10 Ordinary Stock”) and one unit of deferred stock of €0.54 in the capital of Bank of Ireland (“Deferred Stock”). The purpose of the issue of Deferred Stock is to ensure that the reduction in the nominal value of the Ordinary Stock does not result in a reduction in the capital of Bank of Ireland. The units of deferred stock have no economic value.

Each Ordinary Stockholder’s proportionate interest in the issued Ordinary Stock of Bank of Ireland remained unchanged as a result of the Renominalisation. Aside from the change in nominal value, the rights attaching to €0.10 Ordinary Stock (including voting and dividend rights and rights on a return of capital) are identical in all respects to those of the previous Ordinary Stock.

The Deferred Stock created on the Renominalisation has no voting or dividend rights and, on a return of capital on a winding up of Bank of Ireland, will have the right to receive the amount paid up thereon only after Stockholders have received, in aggregate, any amounts paid up thereon plus €10 million per unit of Ordinary Stock, the purpose of which is to ensure that the units of Deferred Stock have no economic value. No stock certificates or documents of title will be issued in respect of the Deferred Stock, nor will CREST accounts of Stockholders be credited in respect of any entitlement to Deferred Stock, nor will they be admitted to the Official Lists or to trading on the Irish Stock Exchange, the London Stock Exchange or any other investment exchange. The Deferred Stock shall not be transferable at any time, other than with the prior written consent of the Directors. At the appropriate time, the Bank may redeem or repurchase the Deferred Stock, make an application to the High Court of Ireland for the Deferred Stock to be cancelled, or acquire or cancel or seek the surrender of the Deferred Stock (in each case for no consideration) using such other lawful means as the Directors may determine.

Capital stock immediately following the completion of the Proposals

The authorised, issued and fully paid capital stock of the Bank immediately following completion of the Proposals is as follows:

	Authorised			Issued and fully paid
	Number	Amount		Number	Amount
	Million	€ million		Million	€ million

Maximum Potential Enlarged Capital Stock units of €0.10 each	24,000		€2,400	21,672	€2,167
Deferred Stock of €0.54 each	2,000		€1,080	1,189	€642
2009 Preference Stock of €0.01 each	3,500		€35	1,779	€18
Non-cumulative 1992 Preference Stock of €1.27 each	100		€127	3	€4
Undesignated 1992 Preference Stock of €0.25 each	100		€25	—	—
Non-cumulative 1992 Preference Stock of Stg£1 each	100		£100	1.9	€3
Undesignated non-cumulative 1992 Preference Stock of Stg£0.25 each	100		£25	—	—
Non-cumulative 1992 Preference Stock of US$25 each	8	US$	200	—	—
Undesignated non-cumulative 1992 Preference Stock of US$0.25 each	100	US$	25	—	—

Amendment of the NPRFC’s dividend and voting rights

As part of the Government’s participation in the recapitalisation of the Bank, the rights attaching to the 2009 Preference Stock were amended to increase the non-cumulative dividend to a fixed rate of 10.25% (from 8% previously) of the issue price per annum, payable annually in arrears at the discretion of the Bank. In addition the Warrants held by the NPRFC to subscribe for 334,737,148 units of Ordinary Stock were cancelled in return for payment of €491 million in cash by the Bank to the NPRFC.

As the holder of the 2009 Preference Stock, the NPRFC had the right to directly appoint 25% of the directors of the Group (such 25% to include any directors nominated by the Minister for Finance pursuant to the CIFS Guarantee Scheme) and could exercise voting rights equivalent to 25% of the total voting rights on any resolution proposed at a General Court of the Bank in relation to the appointment or removal of a Director of the Group. The 2009 Preference Stock also carried 25% of the total voting rights in relation to any Control Resolution (exclusive of any voting rights that the NPRFC or any Government Body may have through any holding of Ordinary Stock). The tabling of any resolution at a General Court of the Bank to alter the capital structure of the Group requires the prior approval in writing of the Minister for Finance. These rights applied in full for so long as the NPRFC held any units of 2009 Preference Stock.

In addition, the NPRFC and other Government Bodies were restricted from exercising more than 25% of the total voting rights at a General Court of the Bank in respect of the voting rights attaching to, amongst other securities, the 2009 Preference Stock and any Ordinary Stock issued in lieu of cash dividends or issued upon the exercise of the Warrants, on a resolution to appoint, re-elect or remove a director. This restriction did not apply to other Ordinary Stock held by the NPRFC (for example Ordinary Stock held pursuant to its other investment activities).

Following the implementation of the Proposals, the NPRFC’s voting rights were altered. The NPRFC are no longer subject to the restriction on exercising more than 25% of the total voting capital on resolutions for the appointment, re-election or removal of directors: as such, the NPRFC would be entitled to exercise the full ordinary voting rights attaching to its Ordinary Stock (including the NPRFC Coupon Ordinary Stock and the Ordinary Stock issued pursuant to the NPRFC Placing and the NPRFC Rights Issue Undertaking). However, the 2009 Preference Stock no longer carries a block vote of 25% of the total voting rights in respect of resolutions relating to directors and Control Resolutions; instead, the 2009 Preference Stock will carry the right to ’top-up’ the NPRFC’s total voting rights to 25% of the total voting rights on directors and Control Resolutions where the NPRFC’s ordinary voting rights through its holding of Ordinary Stock (or other securities issued in future) falls below this level.

The other rights attaching to the 2009 Preference Stock or granted to the Minister for Finance under the Bank’s Bye-Laws remain unchanged following the implementation of the Proposals.

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

All Directors (with the exception of Directors appointed by the Government (“Government Appointees”) must hold at least 1,000 units of Ordinary Stock.

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

Voting Rights

Voting at any General Court is by a show of hands unless a poll is properly demanded. On a show of hands, every stockholder who is present in person or by proxy has one vote regardless of the number of units of stock held by him. On a poll, every stockholder who is present in person or by proxy has one vote for every unit of ordinary stock of €0.10 each except for the voting rights of the Minister for Finance which are more restricted. A poll may be demanded by the chairman of the meeting or by at least nine members of the Group present in person or by proxy and entitled to vote on a poll. The necessary quorum for a General Court is 10 persons present in person or by proxy and entitled to vote.

All business is considered to be special business if it is transacted at an Extraordinary General Court as is all business transacted at an Annual General Court other than the declaration of a dividend, the consideration of the accounts, the balance sheet and reports of the Directors and Auditors, the election of Directors in the place of those retiring, the re-appointment of the retiring Auditors, and the determination of the remuneration of the Auditors, all of which is deemed ordinary business. Special business is dealt with by way of a special resolution, which must be passed by not less than three fourths of the votes cast by such members as being entitled so to do, vote in person or, where proxies are allowed, by proxy at a General Court at which not less than 21 days’ notice specifying the intention to propose a resolution as a special resolution has been duly given. Ordinary business is dealt with by way of an ordinary resolution which requires a simple majority of the votes cast by the members voting in person or by proxy at a General Court. Where an equal number of votes has been cast on any resolution the chairman of the meeting is entitled to a second or casting vote. The special voting rights of the 2009 Preference Stockholder are referred to at paragraph 2(a) above.

Liquidation Rights

In the event of any surplus arising on the occasion of the liquidation of the Bank the Ordinary Stockholders would be entitled to a share in that surplus pro rata to their holdings of Ordinary Stock.

(b)	Preference stock

The capital of the Bank is divided into ordinary stock and non-cumulative dollar preference stock, non-cumulative sterling preference stock and non-cumulative euro preference stock. At May 24, 2010 there were in issue 1,876,090 units of non-cumulative sterling preference stock and 3,026,598 units of non-cumulative euro preference stock. The holders of non-cumulative sterling and euro preference stock are entitled to a fixed annual dividend in accordance with the terms and conditions relating to the issue of the preference stock. Any dividend which has remained unclaimed for 12 years from the date of its declaration may be forfeited and cease to remain owing by the Bank.

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

7.	Limitation on the Rights to Own Securities

Neither the Charter nor the Bye-Laws impose restrictions on the right of non-resident or foreign shareholders to own securities in the Group. See, however, “Exchange Control and Other Limitations Affecting Security Holders” on page 160 for restrictions imposed in the context of EU and UN sanctions.

8.	Further Capital Calls

Bye-Laws 17 to 22 deal with the mechanisms that enable the Directors to make calls upon members in respect of any moneys unpaid on their stock. All of the issued ordinary and preference stock is fully paid up.

9.	Limitation on a Change of Control

The voting rights of the 2009 Preference Stockholder concerning a change in control of the Bank are referred to at paragraph 2(a) above.

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

13.	Material Contracts

See note 55 to the Consolidated Financial Statements for details of material transactions with the Irish Government.

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

This summary is based (i) on the income tax treaty between Ireland and the US (the “Tax Treaty”), tax laws, regulations, administrative rulings and court decisions of Ireland and the US, all as currently in effect and all subject to change at any time, perhaps with retroactive effect, and (ii) in part, on representations of the Depositary, and assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

If a partnership holds the ordinary stock or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner in a partnership holding ordinary stock or ADSs should consult its tax advisor with regard to the US federal income tax treatment of an investment in the ordinary stock or ADSs.

For purposes of this discussion, a “US holder” is a beneficial owner of ADSs or ordinary stock that is, for US federal income tax purposes, (i) a citizen or resident of the US, (ii) a US domestic corporation or an entity taxable as a corporation, (iii) an estate whose income is subject to US federal income tax regardless of its source, (iv) a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.

For purposes of this discussion, an “eligible US holder” is a US holder that is (i) not a resident of Ireland for purposes of Irish taxes, (ii) not engaged in a trade or business in Ireland through a permanent establishment and (iii) otherwise eligible for benefits under the Tax Treaty with respect to income and gain from ordinary stock or ADSs.

For purposes of the Tax Treaty and the US Internal Revenue Code of 1986, as amended (the ’Code’), US holders will be treated as the beneficial owners of the ordinary stock underlying the ADSs represented by the ADRs.

Irish Taxation

Dividends:  Dividends paid by an Irish resident company do not carry a tax credit and are generally subject to Dividend Withholding Tax (“DWT”) at the standard rate of income tax, currently 20%. This could include dividends paid by the Group with respect to ordinary stock or ADSs. There are a number of exemptions available from DWT including: (i) for ordinary stock, where the recipient is an eligible US holder who completes a relevant declaration and submits same to the Bank’s Registration Department prior to the due date of payment of the relevant dividend; and (ii) in relation to dividends paid with respect to ADSs as evidenced by an ADR, where the beneficial holder’s address on the register of depositary receipts is located in the US and is held by the Bank of New York or other ‘qualifying intermediary’ as defined in section 172E Irish Taxes Consolidation Act 1997 (or see list at http://www.revenue.ie/en/tax/dwt/authorised-qualifying-intermediaries.html) or by any intervening ‘specified intermediary’ as defined in section 172F Irish Taxes Consolidation Act 1997.

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

US Federal Income Taxation

Dividends:  Under the Code and subject to the PFIC rules discussed below, the gross amount of any dividend (including any related applicable DWT) paid by the Bank to a US holder out of its current or accumulated earnings and profits (as determined for US Federal income tax purposes) is subject to US Federal income taxation. Dividends paid to a non-corporate US holder in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to the holder at a maximum federal tax rate of 15% provided that the ADSs or ordinary stock are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by the Bank with respect to its ADSs or units of ordinary stock generally will be qualified dividend income. The dividend will not be eligible for the dividends received deduction generally allowed to corporations. The amount of any dividend will be the US dollar value of the euro payment (determined at the spot US dollar/euro exchange rate) on the date of actual or constructive receipt by the US holder, in the case of ordinary stock, or by the Depositary in the case of ADSs, regardless of whether the payment is converted into dollars. Gain or loss, if any resulting from currency exchange fluctuations during the periods from the date or US holder includes the dividend payment on income to the date such US holder converts the payment into US dollars, generally will be ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income and generally will be income or loss from sources within the US for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US Federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the US holder’s basis in the ADSs or units of ordinary stock and thereafter as capital gain.

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

Gain on Disposition:  Subject to the PFIC rules discussed below, upon the sale, exchange or other disposition of ADSs or ordinary stock, a US holder will recognise gain or loss, if any, equal to the difference between the US dollar amount realised upon the sale, exchange, or other disposition and the US holder’s tax basis in the ADSs or ordinary stock. Capital gain of a non-corporate US holder is generally taxed at preferential rates where the US holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

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

DOCUMENTS AVAILABLE THROUGH THE SEC

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. Documents filed with the SEC on or after November 4, 2002 are available on the website maintained by the SEC (www.sec.gov).

RELATIONS WITH STOCKHOLDERS

Communication with stockholders is given high priority. The Group seeks to provide through its Annual Report a balanced, clear assessment of the Group’s performance and prospects. It also uses its website, (www.bankofireland.com) to provide investors with the full text of the Annual Report and Interim Statement, the Form 20-F (which is filed annually with the US Securities and Exchange Commission) and with copies of presentations to analysts and investors as they are made, so that information is available to all stockholders. Annual and interim results presentations are webcast live so that all stockholders can receive the same information at the same time.

Additionally, the Investor Relations section on the Group’s website is updated with all Stock Exchange releases as they are made by the Group. The outcome of every General Meeting of the Group, including detailed voting results, is published on the Group’s website as well as being released to all Stock Exchanges on which the Group’s securities are traded. The Group has an active and well developed Investor Relations programme, which involves regular meetings by the Group Chief Executive, members of his senior executive team and the Head of Group Investor Relations with the Group’s principal institutional stockholders and with financial analysts and brokers. The Directors are kept informed on investor issues through regular reports from Group Investor Relations on the outcome of these meetings. All meetings with stockholders are conducted in such a way so as to ensure that price sensitive information is not divulged. In addition, all Directors are encouraged and facilitated to hear the views of investors and analysts at first hand through their participation in conference calls following major announcements. The Court concluded that the objective of keeping Directors fully informed on stockholder views was achieved in the nine month period ended December 31, 2009.

The Governor and/or the Senior Independent Director are available to stockholders if they have concerns that cannot be resolved through the normal channels.

The Group’s policy is to make constructive use of the Annual General Court and all stockholders are encouraged to participate. Stockholders are given the opportunity to ask questions at the Annual General Court. The notice of the Annual General Court is normally issued at least 20 working days before the meeting in line with the requirements of the Combined Code. However, 21 calendar days’ notice of the Annual General Court, held on May 19, 2010, was given to stockholders, due to the need to align the timing of the Annual General Court with that of the Extraordinary General Court held on the same day. Following the implementation in Ireland of the EU Shareholders’ Rights Directive, the Bye-Laws have been amended to allow an Extraordinary General Court, other than an Extraordinary General Court called for the passing of a special resolution, to be convened by giving 14 days’ notice of the meeting. At the Annual General Court, separate resolutions are proposed on each substantially separate issue and voting is conducted by way of poll. The votes for, against and abstaining, on each resolution, including proxies, are posted on the Group’s website as soon as possible afterwards and released to the Stock Exchange. It is usual for all Directors to attend all General Courts and to be available to meet stockholders and for the Chairs of the Group Audit, Nomination and Governance and Remuneration Committees to be available to answer relevant questions. In addition a ‘Help Desk’ facility is available at all General Courts to assist stockholders to resolve any specific queries that they may have.

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

Risk Management Structure & Organisation

Risk Governance

The Group completed a review of its risk governance framework in May 2009 taking account of the impact of the financial crisis on the Group and on the financial services sector. The outcome of the review has resulted in several recommendations that have been or are currently being implemented. These include:

•	establishment of a new non-executive board level committee — the Court Risk Committee — with specific responsibility for advising the Court on all risk issues,

•	the terms of reference and membership of key risk committees have been refined and updated for emerging best practice recommendations,

•	the content of risk reporting has been enhanced and the frequency of reporting to senior management and the Court has increased,

•	an internal reorganisation has been implemented, which includes a split of the role of the Chief Risk Officer into two functions — Chief Credit & Market Risk Officer (CCMRO) and Chief Governance Risk Officer (CGRO) — both of whom are members of the Group Executive, reporting directly to the Group Chief Executive Officer. The restructure was designed to enhance the status of risk at executive level and give greater line of sight on accountability and responsibility for risk;

•	the responsibilities of the CCMRO include the management of credit and market risk and overall integrated risk reporting to the Group Executive team, the CRC and the Court;

•	The CGRO has responsibility for the management of the Group Regulatory, Compliance and Operational Risk function, Group Internal Audit, Group Legal Services and the Group Secretariat.

Responsibilities for risk management extend throughout the organisation.

•	The Court of Directors is responsible for approving high level policy and strategic direction in relation to the nature and scale of risk that the Group is prepared to assume to achieve its corporate objectives. The Court ensures that an appropriate system of internal control is maintained and reviews its effectiveness. It regularly reviews reports on the size and composition of key risks facing the Group as well as the proceedings of key committees;

•	The CRC was established following internal and external reviews of risk governance in 2009. The committee comprises non-executive Directors of the Court and its primary responsibilities are to assist the Court in discharging its responsibilities in overseeing risk management in the Group. To that end it forms a view on the key risks facing the Group, on the quality and effectiveness of risk identification, assessment, control and reporting, reviews the extent to which strategy is informed by and aligned with the Group’s risk appetite and reports its findings to the Court. It meets at least six times annually and more often if required. The committee met four times in the latter half of 2009.

•	The GAC assists the Court in fulfilling its responsibilities in relation to risk management by, inter alia, reviewing and evaluating the Group’s procedures for fraud prevention and detection; all regulatory contact in all jurisdictions, such as inspections, disciplinary matters and emerging developments; whether management is setting the appropriate “control culture” through communication and example and the timely implementation of recommendations; and a formal annual report of the effectiveness of the Group’s system of internal controls, covering all material controls, including financial, operational and compliance controls and risk management systems (“Annual Controls Review”).

•	The GRPC is the senior management risk committee of the Group. It is appointed by and reports directly to the Court. It is chaired by the Chief Credit & Market Risk Officer (CCMRO). The GRPC exercises authority delegated by the Court to approve business initiatives that have material implications for the level or composition of risk, and which are consistent with high level policy approved by the Court. The CRC and the Court oversee the decisions of the GRPC through a review of the GRPC minutes. The GRPC delegates specific responsibility for oversight of the major classes of risk (credit, market, liquidity, operational, regulatory) to specific committees that are accountable to it.

The Group’s approach to risk management is based on three lines of defence.

1.	Primary responsibility and accountability for risk management lies with line management in individual businesses. Every business unit is responsible for the identification and management of risk at business unit level including the implementation of appropriate controls and reporting to the Group in respect of all major risk events. Business units are the owners of the risks arising in their businesses, are accountable for them and are the first line of defence for the Group in managing them.

2.	Central risk management functions are responsible for establishing a risk control framework, formulating risk policy and strategy, and providing independent oversight and analysis and centralised reporting of key risks. This includes divisional credit functions (reporting to the CCMRO) responsible for independent oversight and analysis of credit risk within their respective divisions.

3.	Group Internal Audit is responsible for providing control assurance to the Court, Group Audit Committee and senior management and other interested parties such as the regulators and external auditors. This includes Group Credit Review (GCR) who are responsible for the review of the quality and management of credit risk assets across the Group. Independence is assured through direct access to the chair of the Group Audit Committee.

The organisational structure for risk management is designed to facilitate reporting and escalation of risk concerns from business units and risk functions upwards to the GRPC, the CRC and the Court of Directors, and the conveying of approved risk management policies and decisions from the Court and the GRPC to business units. In addition, Group Treasury (formerly Asset and Liability Management) is responsible for capital planning & management, liquidity planning and management, transfer pricing, balance sheet management and contingent liquidity programmes. The Group Treasurer heads the function and reports directly to the Group Chief Financial Officer. Risk Strategy, Analysis and Reporting, in conjunction with Group Treasury assess the impact of the most material risks on the Group’s capital ratios

RISK STRATEGY AND APPETITE

The Group’s risk strategy and risk appetite is set by the Court of Directors and reviewed on an ongoing basis by the GRPC, the CRC and the Court

Risk Strategy

The Group’s core business objective is to engage in calculated and profitable risk taking to ensure adequate returns after taking risk into account. There are also risks that the Group wishes to avoid which, in addition to financial impacts, would lead to reputational damage in the perception of the Group by its customers, investors, suppliers, employees, regulators or the wider public.

The objectives of risk strategy are

•	to ensure that all material risks are correctly identified, measured and adequately controlled

•	to allocate clear roles, responsibilities and accountabilities for the control of risk within the Group, and

•	to raise awareness of and commitment to the principles of risk management.

Risk Appetite

Risk appetite, which is approved by the Court, defines the amount and nature of risk the Group is prepared to accept in pursuit of its financial objectives. Given the unprecedented deterioration in economic conditions and the resulting strain on the Group’s asset quality, capital and funding metrics, the Group is following a strategy designed to reduce its overall risk profile through increased capital ratios and decreased reliance on wholesale funding. Together these measures look to significantly reduce risk levels for stockholders and bondholders. This strategy also calls for the Group to exit from some lending portfolios. This strategy sets the Group’s risk appetite by targeting the level of exposure to individual asset classes, the quantum and sources of funding and capital levels.

As economic conditions improve and as capital and funding levels strengthen, the Group’s risk appetite will reflect its aims to deliver sustainable growth through the pursuit of business strategies which are aligned with the Group’s risk principles. These principles stipulate that for significant risks that the Group assumes, it must have the ability to assess the risk and have appropriate resources and skills to manage them. The principles also stipulate that the Group must have appropriate governance processes in place, and must ensure that the risk does not cause any undue concentrations.

Risk Appetite guides the Group in its risk taking and related business activities. The Group’s Risk Appetite Statement is derived having regard to the maintenance of financial stability, solvency and the protection of the Group’s core franchises and growth platforms in the context of earning an appropriate return. The Group has defined measures to track its risk profile against the most significant risks that it assumes. Each of these measures has a defined target level or limit, as appropriate, and actuals are tracked against these targets and limits. All measures are reported to the GRPC, the CRC and to the Court through the Court Risk Report. The Group’s risk appetite and risk profile must be aligned. Where the Group has a risk profile that is in excess of its risk appetite, it will take action to realign the risk profile through increased risk mitigation activities and risk reduction.

RISK IDENTIFICATION PROCESS

Risks facing the Group are identified and assessed at least annually through the Group’s Risk Identification Process.

Risks that are deemed material are included in the Group Risk Framework, owners identified, appropriate policies put in place and a formalised measurement and management process defined and implemented.

The Group has identified ten risk types that it believes could have a material impact on earnings, capital adequacy and on its ability to trade in the future. These ten risks have been assigned owners who report on and/or actively manage the risk within formalised measurement and management processes. The ten risk types are:

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

Business risk is the risk of loss due to uncertainty in profits or earnings volatility that damage the franchise or operational economics of a business. The uncertainty in profits or earnings volatility may be caused by changes in the competitive environment such as volume, margin or cost changes due to new entrants to the market, the introduction of new products, or a sudden shift in customer behaviour or demand, or by an inflexible cost structure that does not respond to a fall in earnings. Business risk also includes the risk of loss due to the inability to recruit, train, develop, motivate and/or retain appropriate numbers and/or calibre of staff and specifically the risk of loss of key personnel impacting the operation of one or more of the Group’s businesses.

Market risk is the risk of loss due to an adverse change in the Group’s income or net worth, arising from movements in interest rates, exchange rates or other market prices.

Pension risk is the risk that the assets of the schemes fail to generate returns that are sufficient to meet fully the liabilities of the schemes. This risk crystallises when a deficit emerges of a size which implies a material probability that the liabilities will not be fully met.

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people related events and systems, or from external events and outsourcing arrangements. It includes legal and contractual risk which is the risk of loss due to litigation arising from errors, omissions, and acts by the Group in the conduct of its business.

Regulatory risk is the risk arising from a breach of regulatory and compliance deadlines and requirements. Regulatory risk arises from a failure to comply with the laws, regulations or codes applicable to the financial services industry in the jurisdictions within which the Group operates. Regulatory risk also includes tax compliance risk, which is the risk of loss due to non-compliance with tax legislation and the Group’s tax policy.

Life insurance risk is defined as the volatility in the amount and timing of claims caused by unexpected changes in mortality, morbidity and longevity.

Model risk is the risk that the Group’s suite of risk models inaccurately measures a risk to some exposures, resulting in it holding inadequate capital (economic or regulatory) or being subject to economic, regulatory and/or market censure.

Reputation risk is the risk to earnings arising from adverse perception of the Group’s image on the part of customers, suppliers, counterparties, stockholders, investors or regulators.

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

In addition to, and separate from, the Group’s Risk Identification Process, the top five risks facing the Group are identified on a half yearly basis whereby members of the Group Executive and the GRPC identify and rank the top five macro risks facing the Group for consideration by the CRC and the Court. The following criteria are used to identify and assess the top risks:

•	the severity of the risk in terms of materiality and the length of time it would take the Group to recover,

•	the likelihood of the risk occurring; and

•	the impact of the risk, taking mitigants and likelihood into account.

RISK MEASUREMENT

Risk management systems are in place to facilitate measurement, monitoring and analysis of risk. These systems are in line with good practice and ensure compliance with regulatory requirements. In addition to the assessment of individual risks on a case-by-case basis, the Group also measures its exposure to risk at an aggregate level using, among other techniques, economic capital estimates and stress testing.

Economic capital

The Group uses Economic Capital (Ecap) as a metric by which risk is assessed, risk based budgets and strategic plans are articulated and an internal risk based capital framework is applied. Ecap is used internally for capital planning as well as for the calculation of risk adjusted returns. The common measure of return on risk used by the Group is Risk Adjusted Return on Economic Capital (RAROC).

Stress testing and scenario analysis

The Group conducts stress tests in order to assess the impact of adverse scenarios on the Group’s loan impairment charges, profits, capital requirements and funding. Learning from the severity of recent events affecting the global economy and financial markets will inform the manner in which stress tests are utilised as a risk management and capital planning tool. For example, stress test results can be used to inform limits and other risk mitigating actions such as de-leveraging and to inform the amount and quality of capital required.

The results of stress tests are used to assess the Group’s resilience to adverse scenarios and to aid the identification of potential areas of vulnerability or risk concentration. The tests are applied to the current risk exposures of the Group and also consider new business volumes as projected in the Group’s business plan and strategy. Macroeconomic scenarios of different levels of severity are combined with assumptions on volume growth and margin development. Impacts are measured in terms of potential loan losses, profits and regulatory and economic capital requirements.

In addition to stress tests based on deteriorating macroeconomic conditions, the Group also carries out and analyses specific scenario-based stresses. These capture and quantify

•	the potential exposure to specific risks such as concentrations to particular sectors, counterparties or geographies, and

•	vulnerabilities to operational and environmental events.

The Group also performs other stress tests such as on individual credit models and market risk exposures, for the management and limit-setting of individual risks.

RISK REPORTING

On a quarterly basis, material risks identified under the Group’s Risk Identification Process are assessed and their status is reported by the CCMRO in the Court Risk Report in the first instance to the GRPC. This report is also submitted to the CRC and the Court. The format of this report is approved by the CRC. The content of the quarterly report includes analysis of and commentary on all material risk types as set out in pages 166 and 167. It also addresses governance and control issues and the Group’s capital position.

In addition to the quarterly report, the GRPC, the CRC and the Court consider more frequent formal updates on the key areas of credit and liquidity risk and capital management. The reports also provide data on the external economic environment and management’s view of the implications of this environment on the Group’s risk profile.

The CRC and the Court also receive risk information through their review of the GRPC minutes and also carry out investigations into specific risk matters in greater depth.

LIQUIDITY RISK

See note 56 to the Consolidated Financial Statements.

CREDIT RISK

See note 56 to the Consolidated Financial Statements.

MARKET RISK

See note 56 to the Consolidated Financial Statements.

REGULATORY, COMPLIANCE & OPERATIONAL RISK

Regulatory, compliance and operational risk has increased over the course of the calendar year in light of industry developments and increased regulatory supervision.

Under the CIFS Scheme, the Governor and Group Chief Executive sign a quarterly compliance certificate, The Group is also required to obtain a Compliance Certificate on the Quarterly Compliance Certificate from its auditors,--PricewaterhouseCoopers.

The Minister of Finance also has significantly increased powers as part of this Scheme, including the power to appoint non-executive Directors.

The Group, in common with other covered institutions, is subject to close supervision by the Financial Regulator. The Financial Regulator has also appointed observers to attend the Court, Group Risk Policy Committee (GRPC), ALCO, Group Liquidity Committee, Group Regulatory, Compliance and Operational Risk Committee, Group Credit Committee, Group Audit Committee and the Court Risk Committee (CRC).

The Court oversees regulatory compliance with the extensive supervisory and regulatory regimes to which the Group is subject, principally in Ireland, the UK and the US, and the Group’s operational risks, through

•	the Group Audit Committee (GAC) and the Court Risk Committee — to both of whom the Head of Group Regulatory, Compliance and Operational Risk reports semi annually,

•	the Group Regulatory, Compliance and Operational Risk Committee (GRCORC), a committee appointed by the GRPC. The minutes of GRCORC meetings are provided to the GRPC and the Head of Group Regulatory, Compliance and Operational Risk reports to the GRPC semi annually, and

•	a Regulatory, Compliance and Operational Risk status update is included in the Court Risk Report presented to the GRPC, the CRC and the Court on a quarterly basis.

The GRCORC discharges its responsibilities principally through its meetings at which a comprehensive report on Regulatory, Compliance and Operational Risk is presented by the Group Regulatory, Compliance and Operational Risk function (GRCOR). In addition, the Committee receives presentations from Business and Support Units concerning their particular operations and addressing the management of those risks as they arise within them. In addition the Committee determines the Top 6 Risks (of a Regulatory, Compliance and Operational Risk nature) facing the Group.

The GRCOR function supports the GRCORC and manages the Group’s risks associated with operations, legal compliance, data privacy, business continuity, and compliance with legislation including anti money laundering. It also reviews upstream risks in relation to regulatory, compliance and operational developments.

The Head of the GRCOR function is responsible for formulating and communicating the risk control framework for the management of regulatory, compliance and operational risks and for monitoring the implementation of the framework by business management across the Group. Regulatory, compliance and operational risk policies are implemented by business units, subject to monitoring and support from the GRCOR function. The GRCORC also promotes awareness of regulatory, compliance and operational risks throughout the Group.

Key internal developments in the past year

The Group has amended its organisational structure for the management of regulatory, compliance and operational risk. Staff continue to operate in business units supporting the business, but now report to Divisional Risk Partner teams who are supported by specialist GRCOR function Centres of Expertise teams providing policy and advice. Regulated entities continue to have appointed compliance officers who also report to local management. This is in line with best practice internationally and aligns regulatory, compliance and operational risk with other support functions in the Group.

REGULATORY AND COMPLIANCE RISK

Definition

Regulatory and compliance risk is the risk arising from a breach of regulatory or compliance deadlines and requirements. It arises from a failure to comply with the laws, regulations or codes applicable to the financial services industry in the jurisdictions within which the Group operates. Non-compliance has adverse reputational implications and may lead to fines, public reprimands, enforced suspension of operations or, in extreme cases, withdrawal of authorisation to operate.

Management of Regulatory and Compliance Risk

The Group manages regulatory and compliance risk under an overall framework, which is implemented by accountable executives, monitored by the GRPC, the GAC, the CRC and the GRCORC, and supported by the GRCOR function. The effective management of regulatory and compliance risk is primarily the responsibility of business management.

The Group’s regulatory and compliance practices are governed by policy formulated by the GRCORC and approved by the GRPC, on behalf of the Court. This requires the conduct of business in accordance with applicable regulations and with an awareness of regulatory and compliance risk by all employees.

The Group has established a formal approach to the management of regulatory and compliance risk and the objective is the identification, assessment, monitoring and management of regulatory and compliance risks.

Business units, divisions, and the GRCOR function undertake risk based regulatory and compliance monitoring, and annual monitoring plans are reviewed to reflect changes or emerging risks. Regulatory compliance reports from business units are analysed and reviewed by the GRCOR function and by the GRCORC.

OPERATIONAL RISK

Definition

Operational risks are present in the Group’s business, through inadequate or failed internal processes (including financial reporting and risk monitoring processes), Information Technology (IT) or equipment failures or the failure of external systems and controls including those of the Group’s suppliers or counterparties (supplier and counterparty systems, controls and processes) being entirely outside the control of the Group or from people related or external events, including the risk of fraud and other criminal acts carried out against the Group. In the case of legal and contractual risk, this includes the risk of loss due to litigation arising from errors, omissions, and acts by the Group in the conduct of its business.

Management of Operational Risk

The Group has established a formal approach to the management of operational risk in the form of the “Operational Risk Management Framework” to identify, assess, monitor and manage operational risks which may impact the achievement of the Group’s business objectives. It consists of:

•	formulation and dissemination of the Group Operational Risk policy,

•	establishment of organisational structures for the oversight, monitoring and management of operational risk throughout the Group,

•	embedding the operational risk management process in business and support units throughout the Group, and

•	maintenance of awareness and training of relevant staff in the operational risk management process.

The Group’s exposure to operational risk is governed by policy formulated by the GRCORC and approved by the GRPC, on behalf of the Court. Policies for management of specific aspects of operational risk are approved and monitored by GRCORC.

Business units are responsible for effective implementation of the operational risk policy, and the head of each business unit provides the GRCOR function with a certificate of compliance with the requirements of the policy semi annually. In addition, the GRCOR function monitors compliance through review of management reports provided by the business units; through periodic visits to business and support functions to inspect practices and compliance with policies; and through monitoring of the nature, scale and frequency of loss events.

Risk Mitigation

The Group implements specific policies and risk mitigation measures for key risks, including financial crime, data protection and privacy and business contingency planning risks. This strategy is further supported by risk transfer mechanisms such as the Group’s insurance programme, whereby selected risks are reinsured externally.

Risk Reporting

The Head of the GRCOR function reports to the GRCORC on the status of operational risk in the Group, including status of these key risks across the Group and progress of risk mitigation initiatives, significant loss events and the nature, scale and frequency of overall losses.

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

Risk management, measurement and reporting

The Group reviews business risk as part of the annual risk identification process. The risk is managed on a divisional basis, and measured quarterly, with a scorecard addressing moves in key indicators around income diversification, margin trends, customer advocacy, direct and indirect costs and staff turnover and engagement. Input from the Group’s divisions is collated by Risk Strategy Analysis & Reporting, who liaise with Group Finance to provide an overall group context and assess the impact of changes in the environment on the 5 year plan. An update is provided quarterly in the Court Risk Report.

Risk mitigation

The Group’s main mitigants for business risk include the diversification of income streams across products, segments, business sectors and locations and good employee relations. Flexibility in cost base also helps mitigate business risk. The Group depends in part on the continued service of key members of its management team. The ability to continue to attract, train, motivate and retain highly qualified professionals is a key element of the Group’s strategy.

PENSION RISK

Definition

Pension risk is the risk that the assets of the schemes fail to generate returns that are sufficient to meet fully the liabilities of the schemes. This risk crystallises when a deficit emerges of a size which implies a material probability that the liabilities will not be fully met.

Risk management, measurement and reporting

The Group maintains a number of defined benefit pension schemes for past and current employees. In the past year, the rise in equity markets has increased the value of scheme assets but the decline in long-term yields and, for this purpose, long-term corporate bond yields which determine the discount rate under the IAS 19 accounting standard, has more than offset these gains. The Group’s IAS 19 pension deficit at December 31, 2009 was €1.6 billion (March 31, 2009: €1.5 billion).

The investment policy pursued to meet the Scheme’s estimated future liabilities is a matter for the Trustees and the Scheme’s Investment Committee. The Group, as sponsor, is afforded an opportunity to communicate its views on investment strategy to the Trustees and receives regular updates including scenario analysis of pension risk.

The GRPC reviews pension risk and the Court is informed quarterly of the GRPC’s risk deliberations through a review of the GRPC proceedings and through the Court Risk Report.

Risk mitigation

In order to mitigate pension risk, a new scheme was introduced in 2006 for all new entrants which has adjusted terms for new members (see note 43 to the Consolidated Financial Statements). In January 2010, the Group announced a comprehensive review of all aspects of its pension provision. This included an assessment of the appropriate level of pension risk that the schemes should entail for the sponsor. Under the review, the Group and other stakeholders have been considering a range of measures to reduce the current deficit. To the extent that the Group has to contribute to the deficit, such contributions could be significant and may have a negative impact on the Group’s financial condition and prospects. For further information on the current status of this review, please refer to note 58 of the Consolidated Financial Statements.

REPUTATION RISK

Definition

Reputation risk is defined as the risk of loss/volatility of earnings arising from adverse perception of the Group’s image on part of the customers, suppliers, counterparties, stockholders, investors and regulators. This risk typically materialises through a loss of business in the areas affected.

The Group uses business and management processes rather than capital in its mitigation.

Risk management, measurement and reporting

Group Communications is the primary function responsible for managing reputation risk. It includes all external and internal communications, public affairs and corporate responsibility, helping to reinforce the Group’s reputation with its employees, customers, government, general public and the wider community.

The Group Government Relations function, which is part of Group Communications, was established in July 2009 against the backdrop of the increased need for ongoing communication both formal and informal with government, political and public sector processes in all markets. The function helps to ensure that reputation risk is minimised through proactive engagement with governments.

Reputation risk indicators are tracked on an ongoing basis. These indicators include external market conditions and risk events which may have the potential to impact reputation and surveys measuring customer sentiment.

The Group reviews reputation risk as part of the annual risk identification process. Quarterly updates are reported to the GRPC, the CRC and the Court as part of the Court Risk Report.

Risk mitigation

A wide range of processes and structures are used to identify, assess and mitigate the potential risk to the Group’s reputation. Managing the Group in a manner that ensures that the potential impact on the Group’s reputation is taken into account in decision making is paramount in mitigating against reputation risk.

CAPITAL MANAGEMENT

In June 2009 the Group announced the successful completion of a debt re-purchase programme of €1.7 billion of euro, sterling and US dollar denominated non core tier 1 securities. This initiative increased the Group’s equity tier 1 by €1 billion. The Group’s equity tier 1, core tier 1, tier 1 and total capital ratios at December 31, 2009 were 5.3%, 8.9%, 9.8% and 13.4% respectively.

In February 2010, the Group successfully completed an exchange of €1.6 billion of dated (lower tier 2) subordinated notes, yielding a gain to equity and core tier 1 capital of €405 million whilst leaving the total capital position unchanged.

The Financial Regulator has completed a Prudential Capital Assessment Review (“PCAR”) for Bank of Ireland in order to assess its capital requirements. This review has taken into account both expected base and potential stressed loan losses, together with other financial developments, over a 3 year time horizon to December 31, 2012.

The PCAR has been undertaken with reference to:

•	a target core tier 1 ratio level of 8% in the base case. As a further prudent requirement, the capital to meet the base case target must be principally in the form of equity to meet a targeted equity tier 1 ratio of 7%.

•	a target level of 4% core tier 1 capital should be maintained in a stress scenario.

As announced on March 30, 2010, the outcome of this review was that the Financial Regulator determined that the Group needed to raise an additional €2.7 billion of equity capital by December 31, 2010 to comply with the PCAR.

This outcome was aligned with the Group’s previously held views. As set out in more detail in note 58(i) to the Financial Statements, the Group announced Proposals in April 2010 to increase its tier 1 capital by not less than €2.8 billion and this capital raising initiative was completed on June 8, 2010.

See also note 57 of the consolidated financial statements for more information on Capital Management.

Item 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

The Bank of New York Mellon as, Depositary collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal, or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) (A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance in ADSs)	•	Distribution of deposited securities by the Depositary to registered ADS holders
Applicable Registration or transfer fee	•	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when the holder deposits or withdraws shares
Applicable Expenses of the Depositary	•	Cable, telex and facsimile transmissions
Applicable Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Fees and direct and indirect payments made by the Depositary to the Group

The Depositary has agreed to reimburse certain Group expenses related to the Group’s ADS programme and incurred by the Group in connection with the ADS programme. For the period ended December 31, 2009, the Depositary reimbursed to the Group, or paid amounts on its behalf to third parties, a total sum of €72,010.

The table below sets forth the categories of expense that the Depositary has agreed to reimburse the Group and the amounts reimbursed for the period ended December 31, 2009.

Amount reimbursed
for the
9 months
ended December
Category of expense reimbursed to the Group	31, 2009

$
NYSE listing fees	—
Investor Relations programme support*	125,000
Total	125,000

*	The reimbursement of $125,000 includes $38,000 NYSE annual fee for listing ADS which Bank of Ireland paid directly to NYSE.

The table below sets forth the types of expense that the Depositary has paid to third parties and the amounts reimbursed for the period ended December 31, 2009:

Amount reimbursed
for the
9 months
ended December
Category of expense waived or paid directly to third parties	31, 2009

$
NYSE listing fees	—
Printing, distribution and administration costs paid directly to third parties in connection with US shareholder communications and AGC related expenses in connection with the ADS program	72,010
Total	72,010

The Depositary has also agreed to waive fees for standard costs associated with the administration of the ADS program and has paid certain expenses directly to third parties on behalf of the Group.

APPENDIX TO PART I — DEFINITIONS

€0.10 Ordinary Stock	the units of Ordinary Stock following Renominalisation;

ACSM Hybrids	the Bank UK Holdings plc €600 million (of which €476 million is outstanding) 7.4% Guaranteed Step-up Callable Perpetual Preferred Securities and the Bank UK Holdings plc £350 million (of which £46.432 million is outstanding) 6.25% Guaranteed Callable Perpetual Preferred Securities;

Admission	the admission of units of stock to the Official Lists becoming effective in accordance with the Listing Rules and the admission of such stock to trading on the Irish Stock Exchange’s and London Stock Exchange’s markets for listed securities becoming effective in accordance with the Admission to Trading Rules of the Irish Stock Exchange and the Admission and Disclosure Standards of the London Stock Exchange respectively;

AFS	available for sale;

Allotment Instruments	each instrument delivered to holders thereof pursuant to the Debt for Equity Offers and issued with the benefit of the Allotment Instrument Deed Poll convertible into Conversion Ordinary Stock, the nominal value of which will not exceed €200,000,000;

Annual General Court or AGC	an annual general meeting of stockholders of the Bank;

Bank of Ireland Eligible Bank Assets	those assets of the Group that are designated as Eligible Bank Assets;

CBFSAI	Central Bank and Financial Services Authority of Ireland;

Central Bank	the Central Bank of Ireland;

Central Bank Acts	the Central Bank Acts, 1942 to 1998 (as amended);

CIFS Guarantee Scheme	the Credit Institutions (Financial Support) Scheme 2008 (S.I. No 411 of 2008);

Closing Price	the closing middle-market quotation of a unit of Ordinary Stock as derived from the Daily Official List;

Combined Code	the Combined Code on Corporate Governance issued by the UK Financial Reporting Council;

Consumer Protection Code	code issued by the Financial Regulator in August 2006 which applies to entities regulated by the Financial Regulator;

Control Resolution	a resolution of those Stockholders who are entitled to so vote for the approval of any agreement or transaction (including a merger) whereby, or in consequence of which, Control of the Group, or substantially all of the Group’s business, is or may be acquired by any person or persons (excluding any government concert party) acting in concert and which for the avoidance of doubt shall include any resolution to approve a scheme of arrangement pursuant to section 201 of the Companies Act 1963 pursuant to which a takeover of the Group (within the meaning of the Irish Takeover Panel Act 1997 Takeover Rules (as amended, replaced or substituted from time to time)) would be effected or approved or a merger or division of The Bank pursuant to the European Communities (Mergers and Divisions of Companies) Regulations, 1987 (Statutory Instrument 137 of 1987) or a merger of The Bank pursuant to the European Communities (Cross-Border Mergers) Regulations 2008 (Statutory Instrument 157 of 2008);

Conversion Ordinary Stock	up to a maximum of €200 million of new Ordinary Stock to be allocated and issued by the Bank upon conversion of the Allotment Instruments (on or around the Conversion Date);

Debt for Equity Offers	each of the US Debt for Equity Offers and the Non-US Debt for Equity Offers;

Default Stock	units of Ordinary Stock belonging to a member who fails to disclose the person or persons for whom he/she holds such Ordinary Stock in trust with the result that the Directors serve a disenfranchisement notice on such member with the consequence that the member may not attend or vote, either personally or by proxy, at any General Court of the Bank or exercise any other rights conferred by membership in respect of his or her holding of Ordinary Stock;

Deferred Stock	units of deferred stock in the capital of the Bank created pursuant to the Renominalisation;

Department of Finance	Department of Finance of Ireland;

DWT	dividend withholding tax;

Eligible Bank Assets	those classes of assets prescribed as eligible bank assets by the Minister for Finance, in accordance with section 69 of the NAMA Act;

ESOS	the executive stock option scheme as described in the Remuneration of Directors ;

ESRI	the Economic and Social Research Institute;

EU Restructuring Plan	the EU restructuring plan for the Group to be approved by the European Commission following negotiations based on the draft plan prepared by the Bank and submitted by the Department of Finance on 30 September 2009;

Existing Stock	the units of Ordinary Stock in issue as at April 26, 2009;

Extraordinary General Court or EGC	an extraordinary general meeting of stockholders of the Bank;

Financial Regulator	the Irish Financial Services Regulatory Authority;

Fully Paid Rights	rights which are provisionally allotted to Qualifying Stockholders pursuant to the Rights Issue and which are recorded in the register of the Bank as having been paid at the Rights Issue Price;

Government Appointee	a director appointed by a Government Preference Stockholder or the Minister for Finance pursuant to the CIFS Guarantee Scheme;

Government Transaction	the NPRFC Placing, the Warrant Cancellation, the NPRFC Rights Issue Undertaking, the amendment of the rights attaching to the 2009 Preference Stock and the other transactions, rights and obligations set out in the Government Transaction Agreement;

Government Transaction Agreement	the transaction agreement between the Bank, the NPRFC and the Minister for Finance entered into in connection with the Government Transaction;

Hybrid/Preferred Securities	Bank of Ireland Capital Funding (No. 1) LP, €600,000,000 Fixed Rate/Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities, the LP2 Securities, the LP3 Securities and Bank of Ireland Capital Funding (No. 4) LP £500,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities;

Institutional Placing	the placing of Ordinary Stock with institutional investors (but excluding the NPRFC);

Irish Government Measures	the Irish Government is proposing to introduce a set of measures for the Irish banking sector which would complement the specific measures agreed as part of the individual European Commission restructuring plans for Irish banks that are subject to restructuring under EU State aid rules (among which includes the EU Restructuring Plan);

Joint Bookrunners or joint bookrunners	Citi, Credit Suisse, Davy, Deutsche Bank and UBS;

Minister for Finance or Minister	the Minister for Finance of Ireland;

NAMA	the National Asset Management Agency and, where the context permits, other members of NAMA’s group including subsidiaries and associated companies. For further information refer to www.nama.ie;

NAMAIL	National Asset Management Agency Investment Limited;

National Pensions Reserve Fund	the fund established by the National Pensions Reserve Fund Act, 2000 to meet (insofar as possible) the costs of Ireland’s social welfare and public service pensions from 2025 onwards;

Nil Paid Rights	rights to acquire Rights Issue Stock, where the amount payable on acceptance of the offer of Rights Issue Stock has not been paid;

NPRFC	the National Pensions Reserve Fund Commission, established by the National Pensions Reserve Fund Act 2000 to, inter alia, control, manage and invest the assets of the National Pensions Reserve Fund. References herein to the NPRFC mean the NPRFC acting in its capacity as controller and manager of the National Pensions Reserve Fund;

NPRFC Coupon Ordinary Stock	184,394,378 units of Ordinary Stock issued to the NPRFC on Monday 22 February 2010 in lieu of the cash dividend otherwise due on the 2009 Preference Stock;

NPRFC Investment	the subscription by the NPRFC for €3.5 billion of 2009 Preference Stock in the Bank and the issue of the Warrants completed on 31 March 2009;

NPRFC Placing	the proposed conversion by the NPRFC of units of 2009 Preference Stock to units of Ordinary Stock as part of the Placing;

NPRFC Placing Fee	a fee payable to the NPRFC equal to 1% of the subscription price for all units of 2009 Preference Stock converted pursuant to the NPRFC Placing;

NPRFC Placing Price	€1.80 per unit of Ordinary Stock issued under the NPRFC Placing;

Participating Institution	a credit institution designated by the Minister for Finance as a participating institution in accordance with the provisions of section 67 of the NAMA Act;

Placees	persons with whom Placing Stock is to be placed, including, in the case of the NPRFC Placing and where the context so permits, the NPRFC;

Placing Stock	the 326,797,386 units of Ordinary Stock to be issued by the Bank pursuant to the Institutional Placing;

Preference Stock	means the 2009 Preference Stock and the 1992 Preference Stock;

Proposals	the Institutional Placing, the Rights Issue, the Debt for Equity Offers and the Government Transaction;

Qualifying Stockholders	holders of Ordinary Stock on the register of members of the Bank at the Record Date and Placees (excluding the NPRFC in respect of the NPRFC Coupon Ordinary Stock);

Record Date	5.00 p.m. on May 17, 2010;

Record Date Stock	units of Ordinary Stock in issue as at the Record Date;

Renominalisation	the reduction of the nominal value of units of Ordinary Stock from €0.64 each to €0.10 each and creation of Deferred Stock;

Resolutions	the resolutions proposed at the Extraordinary General Court of May 19, 2010, excluding the resolution to reduce the stock premium of the Bank;

Rights	rights to acquire Rights Issue Stock in the Rights Issue;

Rights Issue	the offer by way of rights to Qualifying Stockholders to acquire Rights Issue Stock.

Thirty Day Average Price	(i) 100% of the average daily closing price of the Ordinary Stock on the Irish Stock Exchange over the 30 dealing days immediately preceding the original scheduled dividend declaration date, (in the event that the Ordinary Stock issued in the event of non-payment of dividends on the 2009 Preference Stock is settled on the dividend payment date to which it relates); or

(ii) 95% of the average daily closing price of the Ordinary Stock on the Irish Stock Exchange over the 30 dealing days immediately preceding the original scheduled dividend declaration date (in the event that the Ordinary Stock, issued in the event of non-payment of dividends on the 2009 Preference Stock, is settled after the dividend payment date to which it relates);

Tranche 1 NAMA Assets	the first tranche of Bank of Ireland Eligible Bank Assets which transferred to NAMA on April 2, 2010;

Transaction Fee	the transaction fee of €22 million payable to the NPRFC at the closing of the NPRFC Placing;

Underwriters	the Joint Bookrunners;

Underwriting Agreement	the underwriting and sponsors’ agreement dated April 26, 2010 between the Bank and the Underwriters relating to the Institutional Placing and the Rights Issue;

Warrant Cancellation	the cancellation of the Warrants in return for the payment of €491 million by the Bank to the NPRFC;

PART II

Item 13	DEFAULTS, DIVIDEND ARREARAGES & DELINQUENCIES

None.

Item 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS & USE OF PROCEEDS

See Item 8 and note 58(i) of the Consolidated financial statements for a discussion of changes to preferential shares relevant to holders of ordinary shares.

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

Management assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2009 based on the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2009 the Group’s internal control over financial reporting was effective.

Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. See page 141 (“Internal Controls”) for additional information.

PricewaterhouseCoopers, an independent registered public accounting firm, audited the consolidated financial statements of the Group for the nine month period ended December 31, 2009, and has issued an audit report on the effectiveness of Group’s internal controls over financial reporting as of December 31, 2009.

(c)	Report of Registered Public Accounting Firm

The attestation report of Pricewaterhouse Coopers regarding management’s assessment of the effectiveness of the Group’s internal controls on financial reporting is included herein on page F-3.

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

A written code of ethics has been adopted applicable to all staff including the Group Chief Executive, Group Chief Financial Officer and persons performing the functions of the principal accounting officer or controller. The code is available to any person without charge upon request to the Group Secretary. Requests should be submitted in writing to Bank of Ireland, 40 Mespil Road, Dublin 4, Ireland, Attention: Group Secretary.

Item 16C	Principal Accountant Fees and Services

During the year, the audit committee operated a comprehensive policy on the provision of non-audit services by the principal accountant to the Group. This policy provides for the pre-approval of all non-audit services as well as the prohibition on the provision of certain other named services by the Group’s auditor, PricewaterhouseCoopers. Management seeks annual pre-approval for certain categories of services which may be rendered by PricewaterhouseCoopers, along with budgets attaching to each category, which cannot be exceeded without the prior approval of the Committee. Any assignment outside of the approved categories or which would cause fees to exceed the agreed budget must be pre-approved by any one member of the Audit Committee and notified to the Audit Committee for ratification at its next meeting. Management periodically reports to the Audit Committee the amount of fees committed in respect of each category of service. It is Group policy to subject all major consultancy assignments to a competitive tender process (see note 13 of the consolidated financial statements).

Item 16D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

As at March 31, 2009, 10,104,443 units of ordinary stock held by the Group’s life assurance company were categorised as ‘own shares’. 1,110,682 units of ordinary stock were acquired by the life assurance company during the nine month period ended December 31, 2009. No other share purchases or disposals were made during the year. At December 31, 2009 the Group’s life assurance company held 11,215,125 units of ordinary stock as ‘own shares’.

Item 16F	Changes in Registrant’s Certifying Accountants

Not applicable.

Item 16G	Corporate Governance

As noted on page 145, there are no significant differences between the Group’s corporate governance practices and the requirements of the NYSE applicable to US companies.

PART III

Item 17	FINANCIAL STATEMENTS

Not applicable

Item 18	FINANCIAL STATEMENTS

Financial Statements on F-1 to F-183

Item 19	EXHIBITS

1.1	—	Charter & Acts (incorporated by reference to Exhibit 1.1 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2001, File No. 1-14452).
1.2	—	Bye-Laws.
4.1	—	Rules of the Bank of Ireland Group Stock Options Scheme — 2004 (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2001, File No. 1-14452).
4.2	—	Rules of the Bank of Ireland Group Long Term Performance Stock Plan (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2001, File No. 1-14452).
4.3	—	Rules of the Bank of Ireland Group Long Term Incentive Plan 2004 and Executive Stock Option Scheme 2004 (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2006, File No. 1-14452).
4.4	—	Rules of the Bank of Ireland Group Staff Stock Issue 2006 (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended March 31, 2006, File No. 1-14452).
4.5	—	Transaction Agreement between The Minister for Finance, The National Pensions Reserve Fund Commission and The Governor and Company of the Bank of Ireland, dated April 26, 2010.
4.6	—	Placing and Rights Issue Underwriting and Sponsors’ Agreement, dated April 26, 2010.
8	—	List of significant subsidiaries — incorporated by reference to page 19 of this Form 20-F.
12.1	—	Certification by the Chief Executive Officer as required by Section 302 of Sarbanes-Oxley Act of 2002.
12.2	—	Certification by the Chief Financial Officer as required by Section 302 of Sarbanes-Oxley Act of 2002.
13.1	—	Certification by the Chief Executive Officer as required by Section 906 of Sarbanes-Oxley Act of 2002.
13.2	—	Certification by the Chief Financial Officer as required by Section 906 of Sarbanes-Oxley Act of 2002.

BANK OF IRELAND GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended December 31, 2009

BANK OF IRELAND GROUP

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations adopted by the European Union (EU) and with those parts of the Companies Acts, 1963 to 2009 applicable to companies reporting under IFRS and Article 4 of the IAS Regulation and the European Communities (Credit Institutions: Accounts) Regulations, 1992. In preparing these financial statements, the Directors have also elected to comply with IFRS issued by the International Accounting Standards Board (IASB).

Irish company law requires the Directors to prepare financial statements which give a true and fair view of the state of affairs of the Bank and the Group and of the profit or loss of the Group. In preparing these financial statements for the nine month period to December 31, 2009, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state that the financial statements comply with IFRS adopted by the EU and IFRS issued by the IASB; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Bank and enable them to ensure that the financial statements are prepared in accordance with IFRS and IFRIC interpretations endorsed by the European Union (EU) and with those parts of the Companies Acts, 1963 to 2009 applicable to companies reporting under IFRS and Article 4 of the IAS Regulation and the European Communities (Credit Institutions: Accounts) Regulations, 1992. They are also responsible for safeguarding the assets of the Bank and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are also required by the Transparency (Directive 2004 / 109 / EC) Regulations 2007 and the Transparency Rules of the Financial Regulator to include a management report containing a fair review of the business and a description of the principal risks and uncertainties facing the Group.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Bank’s website.

Legislation in Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors confirm that, to the best of each Director’s knowledge and belief:

•	they have complied with the above requirements in preparing the financial statements;

•	the financial statements, prepared in accordance with IFRS as adopted by the European Union (EU) and with IFRS as issued by the IASB, give a true and fair view of the assets, liabilities, financial position of the Group and the Bank and of the loss of the Group; and

•	the management report contained in the Business Review includes a fair review of the development and performance of the business and the position of the Group and Bank, together with a description of the principal risks and uncertainties that they face.

BANK OF IRELAND GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Court of Directors and members of The Governor and Company of the Bank of Ireland

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of other comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity present fairly, in all material respects, the financial position of The Governor and Company of the Bank of Ireland (the ‘Group’) and its subsidiaries at December 31, 2009 and March 31, 2009 and the results of their operations and cash flows for the year ended March 31, 2008, the year ended March 31, 2009 and the nine month period ended December 31, 2009, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also, in our opinion the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The Group’s management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting” appearing under item 15(b) of this Form 20-F . Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin
Ireland
June 14, 2010

BANK OF IRELAND GROUP

CONSOLIDATED INCOME STATEMENT

			Restated*	Restated*
		9 Months Ended	Year Ended	Year Ended
	Notes	December 31, 2009	March 31, 2009	March 31, 2008
		€m	€m	€m

Interest income	3	4,188	9,717	10,397
Interest expense	4	(2,009)	(6,047)	(7,134)

Net interest income		2,179	3,670	3,263
Net insurance premium income	5	665	1,069	1,940
Fee and commission income	6	474	717	816
Fee and commission expense	6	(255)	(232)	(150)
Net trading expense	7	(28)	(307)	(246)
Life assurance investment income and losses	8	958	(1,570)	(826)
Gain on repurchase of subordinated liabilities	9	1,037	—	—
Other operating income	10	31	73	238

Total operating income		5,061	3,420	5,035
Insurance contract liabilities and claims paid	11	(1,462)	537	(798)

Total operating income, net of insurance claims		3,599	3,957	4,237
Other operating expenses	12	(1,381)	(2,121)	(2,160)
Impairment of goodwill and other intangible assets	30	(6)	(304)	—

Operating profit before impairment charges on financial assets		2,212	1,532	2,077
Impairment charges on financial assets	14	(4,057)	(1,513)	(232)

Operating (loss)/profit	15	(1,845)	19	1,845
Share of results of associates and joint ventures (after tax)	16	35	(42)	46
Loss on disposal of business activities	17	(3)	—	—
Profit on disposal of property		—	—	39

(Loss)/profit before taxation		(1,813)	(23)	1,930
Taxation	18	344	41	(229)

(Loss)/profit for the period		(1,469)	18	1,701

Attributable to minority interests		(9)	(35)	5
Attributable to stockholders		(1,460)	53	1,696

(Loss)/profit for the period		(1,469)	18	1,701

Earnings per unit of €0.64 ordinary stock (cent)	19	(168.6c )	4.3c	174.3c

Diluted earnings per unit of €0.64 ordinary stock (cent)	19	(168.6c )	4.3c	173.6c

*	The prior year has been restated to reflect the impact of the adoption of “Amendments to IFRS 2 Share-based Payment Vesting Conditions and Cancellations”. Further information on this is shown on page F-13

The notes on pages F-42 to F-183
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP
CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

		Restated*	Restated*
	9 Months Ended	Year Ended	Year Ended
	December 31, 2009	March 31, 2009	March 31, 2008
	€m	€m	€m

(Loss)/Profit for the period	(1,469)	18	1,701
Other comprehensive income, net of tax:

Net change in revaluation reserve	(53)	(96)	(70)

Cash flow hedge reserve
Changes in fair value	(419)	19	100
Transfer to income statement	501	(559)	(347)

Net change in cash flow hedge reserve	82	(540)	(247)

Available for sale reserve
Changes in fair value	973	(1,108)	(356)
Transfer to income statement on asset disposal	(49)	(5)	(30)

Net change in available for sale reserve	924	(1,113)	(386)

Net actuarial loss on defined benefit pension funds	(74)	(544)	(209)
Foreign exchange translation gains/(losses)	117	(528)	(712)

Other comprehensive income for the period net of tax	996	(2,821)	(1,624)

Total comprehensive income	(473)	(2,803)	77

Total comprehensive income attributable to equity stockholders	(464)	(2,768)	72
Total comprehensive income attributable to minority interests	(9)	(35)	5

Total comprehensive income	(473)	(2,803)	77

The effect of tax on these items is shown in note 18

*	The prior year has been restated to reflect the impact of the adoption of “Amendments to IFRS 2 Share-based Payment Vesting Conditions and Cancellations”. Further information on this is shown on page F-13.

BANK OF IRELAND GROUP
CONSOLIDATED BALANCE SHEET

		At	At
		December 31,	March 31,
	Notes	2009	2009
		€m	€m

ASSETS
Cash and balances at central banks		4,241	3,224
Items in the course of collection from other banks		400	515
Trading securities	20	403	125
Derivative financial instruments	21	5,824	8,397
Other financial assets at fair value through profit or loss	22	9,679	7,604
Loans and advances to banks	23	5,031	7,886
Available for sale financial assets	24	20,940	26,858
Loans and advances to customers	25	119,439	133,740
Assets held for sale to NAMA	26	9,581	—
Other assets classified as held for sale	34	—	24
Interest in associates	28	23	22
Interest in joint ventures	29	194	151
Intangible assets — goodwill	30	48	47
Intangible assets — other	30	459	485
Investment properties	31	1,265	1,413
Property, plant and equipment	32	404	492
Deferred tax assets	42	865	560
Other assets	33	2,304	2,566
Retirement benefit asset	43	6	7

Total assets		181,106	194,116

EQUITY AND LIABILITIES
Deposits from banks	35	17,903	28,814
Customer accounts	36	84,812	83,119
Items in the course of transmission to other banks		198	238
Derivative financial instruments	21	6,037	7,554
Debt securities in issue	37	43,144	45,133
Liabilities to customers under investment contracts	38	5,050	4,084
Insurance contract liabilities	38	6,658	5,634
Other liabilities	40	2,899	3,049
Provisions	41	142	87
Deferred tax liabilities	42	134	50
Retirement benefit obligations	43	1,638	1,485
Subordinated liabilities	39	6,053	7,942
Other liabilities classified as held for sale	34	—	14
Liabilities held for sale to NAMA	26	1	—

Total liabilities		174,669	187,203

Equity
Capital stock	45	699	699
Stock premium account		4,092	4,092
Retained earnings		3,263	4,761
Other reserves		(1,580)	(2,610)
Own stock held for the benefit of life assurance policyholders		(87)	(90)

Stockholders’ equity		6,387	6,852
Minority interests		50	61

Total equity		6,437	6,913

Total equity and liabilities		181,106	194,116

The notes on pages F-42 to F-183
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Restated*
	9 Months Ended	Year Ended
	December 31, 2009	March 31, 2009
	€m	€m

Capital stock
Balance at the beginning of the period	699	664
Issue of 2009 preference stock	—	35

Balance at the end of the period	699	699

Stock premium account
Balance at the beginning of the period	4,092	775
Premium on issue of 2009 preference stock	—	3,317

Balance at the end of the period	4,092	4,092

Retained earnings
Balance at the beginning of the period	4,761	5,670
(Loss)/Profit for the period attributable to stockholders	(1,460)	53
Equity dividends	—	(387)
Dividends on other equity interests	(4)	(10)
Transfer from capital reserve	29	39
Loss retained	(1,435)	(305)
Reissue of treasury stock	(7)	(83)
Transfer from revaluation reserve	—	4
Transfer from share based payment reserve	11	19
Net actuarial loss on pension funds	(74)	(544)
Other movements	7	—

Balance at the end of the period	3,263	4,761

Other Reserves:
Available for sale reserve
Balance at the beginning of the period	(1,532)	(419)
Changes in fair value	1,110	(1,270)
Deferred tax on fair value changes	(131)	162
Transfer to income statement on asset disposal	(55)	(5)

Balance at the end of the period	(608)	(1,532)

Cash flow hedge reserve
Balance at the beginning of the period	(592)	(52)
Changes in fair value	(555)	121
Transferred to income statement
- Net interest income (note 3)	351	(93)
- Net trading expense (foreign exchange)	325	(672)
Deferred tax on reserve movements	(39)	104

Balance at the end of the period	(510)	(592)

Foreign exchange reserve
Balance at the beginning of the period	(1,316)	(788)
Exchange adjustments during the period	117	(528)

Balance at the end of the period	(1,199)	(1,316)

*	The prior year has been restated to reflect the impact of the adoption of “Amendments to IFRS 2 Share-based Payment Vesting Conditions and Cancellations”. Further information on this is shown on page F-13.

The notes on pages F-42 to F-183
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY  (Continued)

		Restated*
	9 Months Ended	Year Ended
	December 31, 2009	March 31, 2009
	€m	€m

Capital reserve
Balance at the beginning of the period	491	530
Transfer to retained earnings	(29)	(39)

Balance at the end of the period	462	491

Share based payment reserve
Balance at the beginning of the period	33	33
Charge to the income statement	—	19
Transfer to retained earnings	(11)	(19)

Balance at the end of the period	22	33

Revaluation reserve
Balance at the beginning of the period	82	182
Transfer to retained earnings on sale of property	—	(4)
Revaluation of property	(60)	(113)
Deferred tax on revaluation of property	7	17

Balance at the end of the period	29	82

Other equity reserves
US$150 million capital note[1]
Balance at the beginning of the period	114	114

Balance at the end of the period	114	114

Core and secondary tranche warrants
Balance at the beginning of the period	110	—
Issue of warrants	—	110

Balance at the end of the period	110	110

Total other reserves	(1,580)	(2,610)

Own stock held for the benefit of life assurance policyholders
Balance at the beginning of the period	(90)	(225)
Changes in value and amount of stock held	3	135

Balance at the end of the period	(87)	(90)

Total stockholders’ equity excluding minority interests	6,387	6,852

Minority interests
Balance at the beginning of the period	61	38
Acquisition	—	61
Revaluation	(2)	—
Share of net loss	(9)	(35)
Dividends paid to minority interest	—	(3)

Balance at the end of the period	50	61

Total equity	6,437	6,913

*	The prior year has been restated to reflect the impact of the adoption of “Amendments to IFRS 2 Share-based Payment Vesting Conditions and Cancellations”. Further information on this is shown on page F-13.

[1]	On April 26, 2010, the Group announced a debt for equity swap on the above security.

The notes on pages F-42 to F-183
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP
CONSOLIDATED CASH FLOW STATEMENT

		Restated*	Restated*
	9 Months Ended	Year Ended	Year Ended
	December 31, 2009	March 31, 2009	March 31, 2008
	€m	€m	€m

Cash flows from operating activities
(Loss)/profit before taxation	(1,813)	(23)	1,930
Share of results of associates undertakings and joint ventures	(35)	42	(46)
Loss on disposal of business activities	3	—	—
Profit on disposal of property	—	—	(39)
Depreciation and amortisation	107	178	137
Impairment of financial assets	4,057	1,513	232
Other impairments	—	17	—
Impairment of goodwill and other intangibles	6	287	—
Decline in value of property below cost	6	—	—
Net change in prepayments and interest receivable	175	270	(12)
Net change in accruals and interest payable	(154)	(120)	114
Loans and advances written off net of recoveries	(142)	(236)	(29)
Revaluation of investment property	98	512	149
Interest expense on subordinated liabilities and other capital instruments	163	435	450
Profit on disposal of available for sale financial assets	(55)	(5)	(34)
Charge for share based payments	—	19	16
Charge for provisions	88	70	—
Charge for retirement benefit obligation	149	180	134
Gain on repurchase of subordinated liabilities	(1,037)	—	—
Amortisation of premiums and discounts	(12)	(57)	(94)
Amortisation of debt issue expenses	8	14	18

Cash flows from operating activities before changes in operating assets and liabilities	1,612	3,096	2,926

Net change in deposits from banks	(10,813)	14,759	(6,024)
Net change in customer accounts	566	2,279	19,333
Net change in loans and advances to customers	3,474	(8,226)	(20,309)
Net change in loans and advances to banks	3,901	(1,754)	857
Net change in trading securities	(278)	(6)	400
Net change in derivative financial instruments	1,106	(954)	(558)
Net change in assets at fair value through profit or loss	(2,062)	3,248	1,830
Net change in items in the course of collection	78	146	114
Net change in debt securities in issue	(1,493)	(17,464)	3,061
Net change in insurance contract liabilities	1,024	(1,506)	(50)
Net change in other assets	81	31	64
Net change in liabilities to customers under investment contracts	966	(1,578)	(1,074)
Net change in other liabilities	(214)	(400)	(518)
Effect of exchange translation and other adjustments	(1,823)	4,715	2,979

Net cash flow from operating assets and liabilities	(5,487)	(6,710)	105

Net cash flow from operating activities before taxation	(3,875)	(3,614)	3,031
Taxation refunded/(paid)	45	(215)	(276)

Net cash flow from operating activities	(3,830)	(3,829)	2,755
Investing activities (section a)	6,778	870	1,279
Financing activities (section b)	(838)	2,525	(466)

Net change in cash and cash equivalents	2,110	(434)	3,568
Opening cash and cash equivalents	7,259	7,647	4,297
Effect of exchange translation adjustments	(182)	46	(218)

Closing cash and cash equivalents (see note 48)	9,187	7,259	7,647

*	The prior periods have been restated to reflect the impact of the adoption of “Amendments to IFRS 2 Share-based Payment Vesting Conditions and Cancellations”. Further information on this is shown on page F-13.

The notes on pages F-42 to F-183
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED CASH FLOW STATEMENT  (Continued)

		Restated*	Restated*
	9 Months Ended	Year Ended	Year Ended
	December 31, 2009	March 31, 2009	March 31, 2008
	€m	€m	€m

(a) Investing activities
Additions to available for sale financial assets	(8,587)	(27,267)	—
Disposal of available for sale financial assets	15,389	28,324	2,006
Additions to property, plant and equipment	(11)	(75)	(54)
Disposal of property, plant and equipment	4	4	10
Additions to intangible assets	(47)	(119)	(98)
Disposal of intangible assets	—	7	—
Purchase of investment property	—	(36)	(529)
Disposal of investment property	33	—	11
Purchase of assets held for sale	—	—	(211)
Disposal of assets held for sale	—	—	113
Dividends received from joint ventures	—	34	34
Net change in interest in associates	(3)	(2)	(3)

Cash flows from investing activities	6,778	870	1,279

(b) Financing activities
Reissue of treasury stock	(7)	(83)	194
Issue of new subordinated liabilities	—	565	439
Reduction of subordinated liabilities	(683)	(600)	(22)
Interest paid on subordinated liabilities	(144)	(419)	(450)
Equity dividends paid	—	(387)	(611)
Dividends on other equity interests	(4)	(10)	(14)
Dividends paid to minority interests	—	(3)	(2)
Issue of 2009 preference stock and warrants	—	3,462	—

Cash flows from financing activities	(838)	2,525	(466)

*	The prior periods have been restated to reflect the impact of the adoption of “Amendments to IFRS 2 Share-based Payment Vesting Conditions and Cancellations”. Further information on this is shown on page F-13

The notes on pages F-42 to F-183
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

ACCOUNTING POLICIES

BANK OF IRELAND GROUP

ACCOUNTING POLICIES

The following are Bank of Ireland Group’s principal accounting policies.

Basis of preparation

The financial statements comprise the Consolidated income statement, the Consolidated statement of other comprehensive income, the Consolidated balance sheet, the Consolidated statement of changes in equity, the Consolidated cash flow statement and the Group accounting policies and the notes to the Consolidated financial statements.

The consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU) and with those parts of the Companies Act, 1963 to 2009 applicable to companies reporting under IFRS, with the European Communities (Credit Institutions: Accounts) Regulations, 1992 and with the Asset Covered Securities Acts, 2001 to 2007. The EU adopted version of IAS 39 currently relaxes some of the hedge accounting rules in IAS 39 ’Financial Instruments — Recognition and Measurement’. The Group has not availed of this, hence these financial statements comply with both IFRS as adopted by the EU and IFRS as issued by the IASB.

The financial statements have been prepared under the historical cost convention as modified to include the fair valuation of certain financial instruments and land and buildings.

The preparation of the financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. A description of the critical estimates and judgements is set out on pages F-36 to F-39.

Going concern

The information in the financial statements has been prepared on the going concern basis. A number of risk factors including credit, liquidity, market, insurance, pension, operational, legal and regulatory risk impact on the Group’s activities. The continuing global financial difficulties and the significantly deteriorated economic environments in which we operate have increased the pressure on the Group as to how these risk factors are managed. In preparing these financial statements the Directors have reviewed these risk factors and all relevant information to assess the Group’s ability to continue as a going concern. This review included consideration of the impact of the current economic factors affecting the Group and the industry, the liquidity position, the ability to access funds in the wholesale money markets (including the ability to use assets as collateral to raise funds) and the Group’s participation in NAMA. The Directors have reviewed the Group’s business plan for 2010 and 2011 which incorporates its funding plan and the remedies expected under the EU Restructuring Plan as set out in note 58 (h) and considered the critical assumptions underpinning this plan and tested them under stressed conditions. Following completion of a Prudential Capital Assessment Review in March 2010, the Financial Regulator determined that the Group is required to raise €2.7 billion in capital by December 31, 2010. This is consistent with the Group’s previously held views. As set out in note 58 (i) on April 26, 2010, the Group announced details of a capital raising of not less than €2.8 billion by way of an Institutional Placing, a NPRFC Placing, a Rights Issue and Debt for Equity offers. The capital raising was completed on June 8, 2010 and the Group has increased its Equity Tier 1 Capital by €2.9 billion. See note 58 (i) for further information.

The Directors have also taken into account measures introduced by the Irish Government to improve liquidity, including the enhanced customer deposit protection scheme, the Credit Institutions (Financial Support) scheme (“CIFS”), introduced by the Irish Government in September 2008, and the Credit Institutions Eligible Liabilities Guarantee Scheme (the “ELG Scheme”) introduced by the Government in December 2009. In concluding on the going concern basis the Directors took into account the CIFS scheme, the ELG Scheme, the Irish Government’s €3.5 billion investment in Bank of Ireland Preference Stock, the Group’s ability to use assets as collateral to access

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

Monetary Authority Liquidity Support Schemes, the impact of the Group’s participation in NAMA and the Government’s acknowledgment of the Group’s systemic importance to the economy as a whole and its continued support. As part of the Group’s capital raising announced on April 26, 2010, the State has converted 1,036,000,000 units of 2009 preference stock into ordinary equity. Please refer to note 58 (i) for further information.

Based on the factors above the Directors are satisfied that the Group will have access to adequate resources, both capital and funding, to continue in business for the foreseeable future. Accordingly, the Directors consider it appropriate to adopt the going concern basis in preparing the financial statements at December 31, 2009.

Adoption of new accounting standards

The following standards and amendments to standards have been adopted by the Group during the nine month period ended December 31, 2009:

IFRS 8 — ‘Operating Segments’

IFRS 8 replaces IAS 14 ‘Segment reporting’, and sets out the requirements for disclosure of financial and descriptive information about an entity’s operating segments and also about the entity’s products and services, the economic environments in which it operates and its major customers. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. The introduction of this standard has not had a significant impact on the financial statements.

IAS 1 (Revised) — ‘Presentation of financial statements’

The revised standard amends the requirements for the presentation, structure and content of the financial statements. In accordance with the revised standard the Group has decided to present all items of income and expense in two separate statements, a consolidated income statement and a consolidated statement of other comprehensive income. The revised standard requires that all changes in equity arising from transactions with owners in their capacity as owners be presented separately from non-owner changes in equity, in the consolidated statement of changes in equity. The adoption of the revised standard does not change the recognition, measurement or disclosure of specific transactions and events required by other standards.

IFRS 2 — ‘Share-based payment: Vesting Conditions and Cancellations’ (amendment)

This amendment clarifies the accounting treatment of cancellations and vesting conditions of share-based payment schemes. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features need to be included in the grant date fair value for transactions with employees and others providing similar services, that is, these features would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. The amendment also clarifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.

The main impact of this amendment for the Group arises from cancellations by employees of contributions to the Group’s Save-As-You-Earn (SAYE) schemes. Previously such cancellations would have resulted in the SAYE scheme expense recognised in prior periods, in respect of the relevant employees, being reversed. Under the amendment, in the event of a cancellation the Group recognises immediately the amount of the expense that would have otherwise been recognised over the remainder of the vesting period. The adoption of the amendment has resulted in an increase of €3.5 million in the Group’s operating expenses for the nine months ended December 31, 2009.

The amendment is applied retrospectively and has resulted in a restatement of the comparative figures. The comparative income statement for the year ended March 31, 2009 has been adjusted to increase operating expenses

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

and reduce profit before tax by €16 million (year ended March 31, 2008: €3 million). The adoption of the amendment has not impacted the balance sheet for either March 31, 2009 or March 31,2008.

IAS 23 (Revised) — ‘Borrowing costs’

The amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing such borrowing costs has been removed. This amendment has not had a material impact on the financial statements.

IAS 32 (Amendment) — ‘Financial instruments: Presentation’, and IAS 1 (Amendment), ‘Presentation of financial statements — Puttable financial instruments and obligations arising on liquidation’

The amended standards require the Group to classify puttable financial instruments and instruments, or components of instruments that impose on the Group an obligation to deliver to another party a pro rata share of the net assets of the Group only on liquidation as equity, provided the financial instruments have particular features and meet specific conditions. This amendment has not had any impact on the financial statements.

IFRS 7 (Amendment), ‘Financial Instruments: Disclosure’

The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular the amendment requires classification of the fair value of those financial instruments which are measured on the balance sheet at fair value using a three-level fair value hierarchy.

These additional disclosures are set out in note 46 — Fair values of financial assets and liabilities and in note 56 — Risk Management.

IFRIC 14 — ‘The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’

This interpretation deals with accounting for refunds in contributions and minimum funding requirements. This IFRIC has not had a material impact on the financial statements.

Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at December 31, 2009 and which have not yet been adopted by the Group are set out on pages F-33 to F-35.

Comparatives

Comparative figures have been adjusted where necessary, to conform with changes in presentation or where additional analysis has been provided in the current period.

Group accounts

(1)	Subsidiaries

Subsidiaries, which are those companies and other entities (including Special Purpose Entities (SPE’s)) in which the Group, directly or indirectly, has power to govern the financial and operating policies, generally accompanying a shareholding of more than half of its voting rights, are consolidated.

Assets, liabilities and results of all group undertakings have been included in the Group financial statements on the basis of financial statements made up to the end of the financial period.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

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

Even if there is no shareholder relationship, SPE’s are consolidated in accordance with SIC12, if the Group controls them from an economic perspective. SPE’s are consolidated when the substance of the relationship between the Group and that entity indicates control. Potential indicators of control include, amongst others, an assessment of the Group’s exposure to the risks and benefits of the SPE. Whenever there is a change in the substance of the relationship between the Group and the SPE, the Group performs a reassessment of consolidation. Indicators for a reassessment of consolidation can include changes in ownership of the SPE, changes in contractual arrangements and changes in the financing structure.

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

Investments in associates and joint ventures are accounted for by the equity method of accounting and are initially recognised at cost. Under this method, the Group’s share of the post acquisition profits or losses in associates and joint ventures is recognised in the income statement, and its share of post acquisition movements in reserves is recognised in reserves. The cumulative post acquisition movements are adjusted against the carrying amount of the investment.

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

Accounting policies of associates and joint ventures have been changed, where necessary, to ensure consistency with the policies adopted by the Group.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

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

Foreign currency transactions are translated into functional currency at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges. Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items such as equities, classified as available for sale, are recognised in other comprehensive income and exchange differences arising on translation to presentation currency and on consolidation of overseas net investments, are recognised in other comprehensive income.

The results and financial position of all the group entities that have a functional currency different from the presentation currency have been translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the date of the transactions); and

•	all resulting exchange differences are recognised in other comprehensive income.

The Group availed of the exemption to deem all accumulated balances arising from translation of foreign subsidiaries to be nil on transition to IFRS on April 1, 2004.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

On consolidation, exchange differences arising from the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold, such exchange differences are reclassified from equity to the income statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

The principal rates of exchange used in the preparation of the financial statements are as follows:

	December 31, 2009		March 31, 2009
	Average	Closing	Average	Closing

€/US$	1.4248	1.4406	1.4321	1.3308
€/Stg£	0.8851	0.8881	0.8333	0.9308

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

Where the Group revises its estimates of payments or receipts on a financial instrument measured at amortised cost, the carrying amount of the financial instrument (or group of financial instruments) is adjusted to reflect actual and revised estimated cash flows. The Group recalculates the carrying amount by computing the present value of estimated future cash flows at the financial instrument’s original effective interest rate. The adjustment is recognised in profit or loss as income or expense.

Fee and commission income

Fees and commissions which are not an integral part of the effective interest rate of a financial instrument are generally recognised on an accrual basis when the service has been provided. Commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as the acquisition of loans, shares or other securities or the purchase or sale of businesses, are recognised on completion of the underlying transaction. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts usually on a time apportioned basis. Asset management fees related to investment funds are recognised rateably over the period the service is provided. The same principle is applied for wealth management, financial planning and custody services that are continuously provided over an extended period of time. Loan commitment fees for loans that are likely to be drawn down, are deferred (together with related direct costs) and recognised as an adjustment to the effective interest rate on the loan once drawn.

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

Financial assets

(1)	Classification, Recognition and Measurement

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables; held to maturity investments; and available for sale financial assets. The Group determines the classification of its financial assets at initial recognition.

Financial assets that the Group expects will be transferred to NAMA during 2010, have been classified as assets held for sale to NAMA (refer to accounting policy on page F-26).

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss can either be held for trading, if acquired principally for the purpose of selling in the short term, or designated at fair value through profit or loss at inception.

A financial asset may be designated at fair value through profit or loss only when:

i.	it eliminates or significantly reduces a measurement or recognition inconsistency, (“an accounting mismatch”), that would otherwise arise from measuring assets or liabilities or recognising the gains and losses on them on a different basis; or

ii.	a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with documented risk management or investment strategy; or

iii.	a contract contains one or more embedded derivatives that significantly changes the cash flows of the contract and the separation of the embedded derivative(s) is not prohibited.

The principal category of assets designated at fair value through profit or loss are those held by the Group’s life assurance business, which are managed on a fair value basis.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

Regular way purchases and sales of financial assets at fair value through profit or loss are recognised on trade date: the date on which the Group commits to purchase or sell the asset. Thereafter they are carried on the balance sheet at fair value, with all changes in fair value included in the income statement.

Financial assets may not be transferred out of this category, except for non-derivative financial assets held for trading, which may be transferred out of this category where:

i.	in rare circumstances, they are no longer held for the purpose of selling or repurchasing in the short term; or

ii.	they are no longer held for trading, they meet the definition of loans and receivables at the date of reclassification and the Group has the intention and ability to hold the assets for the foreseeable future or until maturity.

(b)	Loans and receivables

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

Purchases and sales of available for sale financial assets are recognised on trade date. They are initially recognised at fair value plus transaction costs. Movements are recognised in other comprehensive income. Interest is calculated using the effective interest method and is recognised in the income statement.

If an available for sale financial asset is derecognised or impaired the cumulative gain or loss previously recognised in other comprehensive income is reclassified to the income statement.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

(3)	Shares in Group Entities

The Bank’s investments in its subsidiaries are stated at cost less any impairment.

Financial liabilities

The Group has two categories of financial liabilities: those that are carried at amortised cost and those that are carried at fair value through profit or loss. Financial liabilities are initially recognised at fair value, (normally the issue proceeds i.e. the fair value of consideration received) less, in the case of financial liabilities subsequently carried at amortised cost, transaction costs. For liabilities carried at amortised cost, any difference between the proceeds, net of transaction costs, and the redemption value is recognised in the income statement using the effective interest method.

Preference shares which carry a mandatory coupon are classified as financial liabilities. The dividends on these preference shares are recognised in the income statement as interest expense using the effective interest method.

A liability may be designated as at fair value through profit or loss only when:

i.	it eliminates or significantly reduces a measurement or recognition inconsistency, (“an accounting mismatch”), that would otherwise arise from measuring assets or liabilities or recognising the gains and losses on them on a different basis; or

ii.	a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with documented risk management or investment strategy; or

iii.	a contract contains one or more embedded derivatives that significantly changes the cash flows of the contract and the separation of the embedded derivative(s) is not prohibited.

The Group designates certain financial liabilities at fair value through profit or loss as set out in note 46 to the financial statements.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

For liabilities designated at fair value through profit or loss, the fair values reflect changes in the Group’s own credit spread.

The fair values of the Group’s financial assets and liabilities are disclosed within note 46 together with a description of the valuation technique used for each asset or liability category. For assets or liabilities recognised at fair value on the balance sheet, a description is given of any inputs into valuation models that have the potential to significantly impact the fair value, together with an estimate of the impact of using reasonably possible alternative assumptions.

Sale and repurchase agreements and lending of securities

Securities sold subject to repurchase agreements (“repos”) are retained on the balance sheet and reclassified as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral; the counterparty liability is included in deposits by banks or customer accounts, as appropriate. Securities purchased under agreements to resell (“reverse repos”) are treated as collateralised loans and recorded as loans and advances to banks or customers, as appropriate. The difference between sale and repurchase price is treated as interest and recognised in the income statement over the life of the agreement using the effective interest method. Securities lent to counterparties are also retained on the balance sheet.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income. The obligation to return the securities is recorded at fair value as a trading liability.

Issued debt and equity securities

The classification of instruments as a financial liability or an equity instrument is dependent upon the substance of the contractual arrangement. Instruments which carry a contractual obligation to deliver cash or another financial asset to another entity are classified as financial liabilities. The coupons on these instruments are recognised in the income statement as interest expense using the effective interest method. Where the Group has absolute discretion in relation to the payment of coupons and repayment of principal, the instrument is classified as equity and any coupon payments are classified as distributions in the period in which they are made.

If the Group purchases its own debt, it is removed from the balance sheet and the difference between the carrying amount of the liability and the consideration paid is included in net trading income.

Due to the materiality of the gain on the repurchase of subordinated liabilities, in June 2009 (detailed in note 9), that gain has been disclosed as a separate line item within the Group’s Consolidated Income Statement, rather than included within net trading income.

Derivative financial instruments and hedge accounting

Derivatives are initially recognised at fair value on the date on which the contract is entered into and are subsequently remeasured at their fair value at each balance sheet date. All derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Certain derivatives embedded in other financial instruments are separated from the host contract and accounted for as derivatives, when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss.

Fair value gains or losses on derivatives are normally recognised in the income statement. However where they are designated as hedging instruments, the treatment of the fair value gains and losses depends on the nature of the hedging relationship.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

The Group designates certain derivatives as either:

i.	hedges of the exposure to changes in the fair value of recognised assets or liabilities that is attributable to a particular risk (fair value hedge); or

ii.	hedges of highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (cash flow hedge).

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

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in other comprehensive income. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in other comprehensive income are reclassified to the income statement in the periods in which the hedged item affects profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income and is recognised in the income statement when the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately reclassified to the income statement.

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

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Group about the following loss events:

i.	significant financial difficulty of the issuer or obligor;

ii.	a breach of contract, such as a default or delinquency in interest or principal payments;

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

iii.	the Group granting to the borrower, for economic or legal reasons relating to the borrower’s financial difficulty, a concession that the lender would not otherwise consider;

iv.	it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

v.	the disappearance of an active market for that financial asset because of financial difficulties; or

vi.	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

•	adverse changes in the payment status of borrowers in the group; or

•	national or local economic conditions that correlate with defaults on the assets in the group.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

When a loan is uncollectible, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the charge for loan impairment in the income statement.

The Risk Management note on pages F-141 to F-175 contains further detail on loan loss provisioning methodology.

Available for sale financial assets

The Group assesses at each balance sheet date whether there is objective evidence that an available for sale financial asset is impaired. In addition to the factors set out above, a significant or prolonged decline in the fair value of an investment in an available for sale equity instrument below its cost is considered in determining whether an impairment loss has been incurred. If an impairment loss has been incurred, the cumulative loss that had been recognised in other comprehensive income is removed from equity and recognised in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised, the impairment loss is reversed through the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

Property, plant and equipment

Freehold land and buildings are initially recognised at cost, and subsequently are revalued annually to open market value by independent external valuers. Revaluations are made with sufficient regularity to ensure that the carrying amount does not differ materially from the open market value at the balance sheet date.

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

Increases in the carrying amount arising on the revaluation of land and buildings are recognised in other comprehensive income. Decreases that offset previous increases on the same asset are recognised in other comprehensive income: all other decreases are charged to the income statement.

The Directors consider that residual values of freehold and long leasehold property based on prices prevailing at the time of acquisition or subsequent valuation are such that depreciation is not material.

Depreciation is calculated on the straight line method to write down the carrying value of other items of property, plant and equipment to their residual values over their estimated useful lives as follows:

Adaptation works on freehold and leasehold property Computer and other equipment	15 years, or the remaining period of the lease Maximum of 10 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset’s carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount. The estimated recoverable amount is the higher of the asset’s fair value less costs to sell or its value in use.

Gains and losses on the disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining profit before tax. If the asset being disposed of had previously

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

been revalued then any amount in other comprehensive income relating to that asset is reclassified to retained earnings on disposal.

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

Goodwill is tested annually for impairment, or more frequently if there is any indication that it may be impaired, and carried at cost less accumulated impairment losses. Goodwill is allocated to cash generating units (“CGU”) for the purpose of impairment testing. The CGU is considered to be the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The Group impairment model compares the recoverable amount of the CGU with the carrying value at the review date. An impairment loss arises if the carrying value of the CGU exceeds the recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use, where the value in use is the present value of the future cash flows expected to be derived from the CGU.

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

Computer software is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset’s carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount. The estimated recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

(c)	Other intangible assets

Other intangible assets are amortised on a straight line basis over their useful lives which range from 16 years to 20 years and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset’s carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount. The estimated recoverable amount is the higher of the asset’s fair value less costs to sell or its value in use.

Assets and liabilities classified as held for sale

An asset or a disposal group is classified as held for sale if the following conditions are met:

•	its carrying amount will be recovered principally through sale rather than continuing use;

•	it is available for immediate sale; and

•	the sale is highly probable within the next twelve months.

When an asset (or disposal group), other than a financial asset or financial liability, is initially classified as held for sale, it is measured at the lower of its carrying amount or fair value less costs to sell at the date of reclassification. Impairment losses subsequent to classification of such assets as held for sale are recognised in the income statement. Increases in fair value less costs to sell of such assets that have been classified as held for sale are recognised in the income statement to the extent that the increase is not in excess of any cumulative impairment loss previously recognised in respect of the asset.

The measurement of financial assets or financial liabilities which are classified as held for sale is not impacted by that classification, and they continue to be measured in accordance with the Group’s accounting policies for measurement of financial assets and financial liabilities respectively, set out on pages F-18 to F-20.

When an asset (or disposal group) is classified as held for sale, prior period amounts are not reclassified.

Where the criteria for the classification of an asset (or disposal group) as held for sale cease to be met, the asset (or disposal group) is reclassified out of held for sale and included in the appropriate balance sheet headings.

Assets and liabilities held for sale to NAMA

Assets and liabilities that the Group expects will be transferred to NAMA during 2010, all of which are financial assets and liabilities, are classified as assets and liabilities held for sale to NAMA.

These assets and liabilities continue to be measured in accordance with the Group’s accounting policies for measurement of financial assets and financial liabilities respectively, set out on pages F-18 to F-20. Loans and advances held for sale to NAMA are measured at amortised cost less any incurred impairment losses, which continue to be calculated in accordance with the Group’s accounting policy on impairment of financial assets, set out on pages F-18 to F-20.

The assets and liabilities will be derecognised when substantially all of the risks and rewards have transferred to NAMA, which will be the date when ownership of or the beneficial interest in the assets is legally transferred to NAMA. This is expected to occur on a phased basis as ownership of each tranche is transferred. Until the date of derecognition, interest income on the assets continues to be recognised using the effective interest method.

Derivatives held for sale to NAMA continue to be measured at fair value through profit or loss.

On the derecognition date, a gain or loss will be recognised, measured as the difference between the fair value of the consideration received and the balance sheet value of the assets transferred, less transaction costs and any provision for the ongoing cost of servicing these assets on behalf of NAMA. The consideration received will be measured at fair value at initial recognition.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

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

The asset or liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets, together with adjustments for unrecognised past service cost. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates on high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited directly to reserves through the consolidated statement of other comprehensive income. Past service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight line basis over the vesting period.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

are expected to vest. It recognises the impact of the revision of the original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

Where an option is cancelled, the Group immediately recognises, as an expense, the amount of the expense that would have otherwise been recognised over the remainder of the vesting period.

Where new shares are issued, the proceeds received net of any directly attributable transaction costs are credited to share capital (at nominal value) and to share premium, when the options are exercised.

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

(c)	Short term employee benefit

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

Deferred income tax is provided on temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax on items taken to other comprehensive income is also recognised in other comprehensive income and is subsequently reclassified to the income statement together with the deferred gain or loss.

Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand and balances with central banks and post office banks which can be withdrawn on demand. It also comprises balances with an original maturity of less than three months.

Capital stock and reserves

(1)	Stock issue costs

Incremental external costs directly attributable to the issue of new equity stock or options are shown in equity as a deduction, net of tax, from the proceeds.

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

This is particularly relevant in respect of Bank of Ireland stock held by Bank of Ireland Life for the benefit of policyholders.

(4)	Capital Reserve

The capital reserve represents transfers from retained earnings and other reserves in accordance with relevant legislation. The capital reserve is not distributable.

(5)	Foreign exchange reserve

The foreign exchange reserve represents the cumulative gains and losses on the translation of the Group’s net investment in its foreign operations since April 1, 2004.

(6)	Revaluation reserve

The revaluation reserve represents the cumulative gains and losses on the revaluation of property occupied by Group businesses, included within property, plant and equipment and non-financial assets classified as held for sale.

(7)	Available for sale reserve

The available for sale reserve represents the cumulative change in fair value of available for sale financial assets together with the impact of any fair value hedge accounting adjustments.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

(8)	Cash flow hedge reserve

The cash flow hedge reserve represents the cumulative changes in fair value, excluding any ineffectiveness, of cash flow hedging derivatives. This will be transferred to the income statement when the hedged transactions impact the Group’s profit or loss.

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

The Group recognises an asset for deferred acquisition costs relating to investment contracts. Up front fees received for investment management services are deferred. These amounts are amortised over the period of the contract.

The Group recognises the value of in force life assurance business asset as the present value of future profits expected to arise from contracts classified as insurance contracts under IFRS 4. The asset has been calculated in accordance with the embedded value achieved profits methodology in the Statement of Recommended Practice issued by the Association of British Insurers which came into force in 2002. The asset is determined by projecting the future statutory surpluses attributable to stockholders estimated to arise from insurance contracts. The surpluses are projected using appropriate assumptions as to future investment returns, persistency, mortality and expense levels and include consideration of guarantees and options. These surpluses are then discounted at a risk adjusted rate. Thus, the use of best estimate assumptions in the valuation of the value of in force asset ensures that the net carrying amount of insurance liabilities less the value of in force assets is adequate.

The value of in force asset in the consolidated balance sheet and movements in the asset in the income statement are presented on a gross of tax basis. The tax charge comprises both current and deferred tax expense and includes tax attributable to both stockholders and policyholders for the period.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

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

The Group also receives collateral in the form of cash or securities in respect of other credit instruments, such as stock borrowing contracts and derivative contracts, in order to reduce credit risk. Collateral received in the form of securities is not recorded on the balance sheet. Collateral received in the form of cash is recorded on the balance sheet, with a corresponding liability recognised within deposits from banks or deposits from customers. Any interest payable arising is recorded as interest expense.

In certain circumstances, the Group pledges collateral in respect of liabilities or borrowings. Collateral pledged in the form of securities or loans and advances continues to be recorded on the balance sheet. Collateral placed in the form of cash is recorded in loans and advances to banks or customers. Any interest receivable arising is recorded as interest income.

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

Any increase in the liability relating to guarantees is taken to the income statement and recognised on the balance sheet within provisions for undrawn contractually committed facilities and guarantees.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

Operating segments

The segment analysis of the Group’s results and financial position is set out in note 2. The Group has identified five reportable operating segments, which are as follows: Retail Republic of Ireland, Bank of Ireland Life, UK Financial Services, Capital Markets and Group Centre.

These segments have been identified on the basis that the chief operating decision-maker uses information based on these segments to make decisions about assessing performance and allocating resources. The analysis of results by operating segment is based on management accounts information.

Transactions between the operating segments are on normal commercial terms and conditions. Internal charges and transfer pricing adjustments have been reflected in the performance of each segment. Revenue sharing agreements are used to allocate external customer revenues to operating segments on a reasonable basis.

Materiality

In its assessment of materiality, the Group considers the impact of any misstatements based on both:

•	the amount of the misstatement originating in the current year income statement; and

•	the effects of correcting the misstatement existing in the balance sheet at the end of the current year irrespective of the year in which the misstatement occurred.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

Impact of new accounting standards

The following standards, interpretations and amendments to standards will be relevant to the Group but were not effective at December 31, 2009 and have not been applied in preparing these financial statements. The Group’s initial view of the impact of these accounting changes is outlined below.

New standards, interpretations and amendments to standards effective for the year ended December 31, 2010:

Pronouncement	Nature of change	Effective date	Impact

IAS 39 (Amendment) — Eligible Hedged Items, ‘Financial Instruments: Recognition and Measurement’	This amendment to IAS 39 clarifies how the principles that determine whether a hedged risk or portions of cash flows is eligible for designation as a hedged item or items should be applied.	Annual periods beginning on or after July 1, 2009	Not significant

IAS 27 (Revised) — ‘Consolidated and separate financial statements’	The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. These transactions will no longer result in goodwill on acquisitions from non-controlling interests or gains and losses on disposals to non-controlling interests. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognised in profit or loss. The Group will apply IAS 27 (Revised) prospectively to transactions with non-controlling interests from January 1, 2010.	Financial periods beginning on or after July 1, 2009	Not significant

IAS 27 (Amendment) ‘Cost of an investment in a subsidiary, jointly-controlled entity or associate’	The amendment removes the definition of the cost method from IAS 27 and requires an entity to present dividends from investment in subsidiaries, jointly controlled entities and associates as income in the separate financial statements of the investors.	Financial periods beginning on or after July 1, 2009	Not significant

IFRS 3 (Revised) — ‘Business combinations’	The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The group will apply IFRS 3 (Revised) prospectively to all business combinations from January 1, 2010.	Financial periods beginning on or after January 1, 2010	The impact on the Group will be dependent on the nature of any future acquisition.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

Pronouncement	Nature of change	Effective date	Impact

IFRS 2 (Amendment) — ‘Group Cash-settled share-based payment transactions’	The amendment clarifies the scope and the accounting for group cash-settled share-based payment transactions in the separate financial statements of the entity receiving the goods or services when that entity has no obligation to settle the share-based payment transactions. The amendment also incorporates the guidance contained in IFRIC 8 and IFRIC 11. As a result the IFRIC 8 and IFRIC 11 have been withdrawn. This amendment is still subject to EU endorsement.	Financial periods beginning on or after January 1, 2010	Not significant

Improvements to IFRSs 2009	The ‘Improvements to IFRSs 2009’ standard amends 10 standards, basis of conclusions and guidance, and 2 interpretations. The improvements include changes in presentation, recognition and measurement plus terminology and editorial changes. The Improvements are subject to EU endorsement.	Financial periods ranging from periods beginning on or after July 1, 2009 to periods beginning on or after January 1, 2010	Not significant

IFRIC 17 — ‘Distribution of non-cash to owners’	IFRIC 17 addresses how non-cash dividends distributed to shareholders should be measured. A dividend obligation is recognised when the dividend was authorised by the appropriate entity and is no longer at the discretion of the entity. The dividend obligation should be recognised at fair value of the net assets distributed. The difference between the dividend paid and the amount carried forward of the net assets distributed should be recognised in profit and loss. Additional disclosures are to be made if the net assets being held for distribution to owners meet the definition of a discontinued operation.	Financial periods beginning on or after July 1, 2009	Not significant

IFRS 9 — ‘Financial instruments’	The new standard addresses classification and measurement of financial assets. IFRS 9 replaces the multiple classification models in IAS 39 with a model that has two classification categories: amortised cost and fair value. Classification under IFRS 9 is driven by the entity’s business model for managing financial assets and the contractual characteristics of the financial assets. IFRS 9 removes the requirement to separate embedded derivatives from financial asset hosts and the cost exemption for unquoted equities. IFRS 9 is subject to EU endorsement, the timing of which is uncertain.	Financial periods beginning on or after January 1, 2013	The impact of IFRS 9 may change as a consequence of further developments resulting from the IASB’s financial instruments project. As a result, it is impracticable to quantify the impact of IFRS 9 as at the date of publication of these financial statements.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES  (Continued)

Pronouncement	Nature of change	Effective date	Impact

Amendment to IAS 32 — ‘Classification of Rights Issues’	The amendment addresses the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously such rights issues were accounted for as derivative liabilities. However, the amendment requires that, provided certain conditions are met, such rights are classified as equity regardless of the currency in which the exercise price is denominated.	Annual periods beginning on or after February 1, 2010	Not significant

Amendment to IAS 24 — ‘Related Party Disclosures’	The amendment simplifies the definition of a related party and provides a partial exemption from the disclosure requirements for government-related entities. This amendment is still subject to EU endorsement.	Annual periods beginning on or after January 1, 2011	The amendment may impact the level of detail which the Group is required to disclose in relation to transactions with the Irish Government

Amendment to IFRIC 14 — ‘Prepayments of a Minimum Funding Requirement’	The amendment removes an unintended consequence of IFRIC 14 related to voluntary pension prepayments when there is a minimum funding requirement. This amendment is still subject to EU endorsement.	Financial periods beginning on or after January 1, 2011	Not significant

IFRIC 19 — ‘Extinguishing Financial Liabilities with Equity Instruments’	IFRIC 19 requires a gain or loss to be recognised in profit or loss when a liability is settled through the issuance of the entity’s own equity instruments. The interpretation is still subject to EU endorsement.	Financial periods beginning on or after July 1, 2010	The impact on the Group will be dependent on any such transactions occurring.

BANK OF IRELAND GROUP

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

In preparing the financial statements, the Group makes estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As management judgement involves an estimate of the likelihood of future events, actual results could differ from those estimates, which could affect the future reported amounts of assets and liabilities. The estimates and judgements that have had the most significant effect on the amounts recognised in the Group’s financial statements are set out below.

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

The detailed methodologies, areas of estimation and judgement applied in the calculation of the Group’s impairment charge on financial assets are set out in the Risk Management note on pages F-141 to F-175.

The most critical judgemental area is in relation to impairment of property and construction loans and advances. This loan portfolio has been significantly affected in the current economic climate, as values of security have significantly reduced and, particularly in Ireland, there are very low levels of activity in the sector. Gross property and construction loans at December 31, 2009, including those held for sale to NAMA, amounted to €35.6 billion (March 31, 2009: €34 billion), against which were held provisions for impairment of €3.9 billion, (March 31, 2009: €0.9 billion).

The estimation of impairment losses is subject to uncertainty, which has increased in the current economic environment, and is highly sensitive to factors such as the level of economic activity, unemployment rates, bankruptcy trends, property price trends, and interest rates. The assumptions underlying this judgement are highly subjective. The methodology and the assumptions used in calculating impairment losses are reviewed regularly in the light of differences between loss estimates and actual loss experience. See note 27 for more information.

(b)	Assets held for sale to NAMA

Assets that the Group expects will be transferred to NAMA, all of which are financial assets, are classified as assets held for sale to NAMA. In the preparation of the financial statements at December 31, 2009, there are two key areas of judgement in relation to these assets.

BANK OF IRELAND GROUP

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS  (Continued)

The first of these is the identification of the quantity of assets which are expected to transfer. Based on the Eligible Asset Regulations (as contained within the NAMA regulations), internal review work to identify all loans falling within the eligibility criteria and ongoing interaction with NAMA, the Group expects to transfer total gross land and development and associated loans of approximately €12.2 billion, together with related derivatives and accrued interest of €0.2 billion. Net of impairment provisions of €2.8 billion which are held against these loans at December 31, 2009, this estimate would imply a net transfer of €9.6 billion of Eligible Bank Assets to NAMA.

As interactions with NAMA and the internal review work are ongoing and the possibility exists that loans that are expected to transfer may be repaid or refinanced with other banks, there is uncertainty as to the final amount of eligible assets that will transfer.

Secondly, significant judgement is required in relation to the level of impairment incurred on these assets, the vast majority of which are property and construction loans. As set out in the Group’s accounting policy for assets held for sale to NAMA on page F-26, impairment on these assets continues to be calculated on the same basis as prior to their classification as held for sale. The areas of judgement and estimation involved are set out in the above section on impairment of financial assets, together with the level of impairment provisions held against property and construction loans at December 31, 2009, including these assets.

Further information on the expected transfer of assets to NAMA is set out in notes 26 and 58.

(c)	Fair value of financial instruments

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

The fair value movement on assets and liabilities held at fair value through profit or loss, including those held for trading, are included in net trading income. Fair values in respect of financial assets and liabilities are disclosed in note 46.

The most significant area of judgement is in relation to financial liabilities classified within level 3 of the 3-level fair value hierarchy. These comprise debt securities in issue and subordinated liabilities with a fair value of €701 million (March 31, 2009: €795 million) which are measured at fair value through profit or loss, and the fair value of which is based on valuation techniques incorporating significant unobservable market data. The key judgement relates to the Group’s credit spread, the estimation of which has become more judgemental in current market circumstances. The Group estimates this spread by reference to recent transactions in the same instrument or in similar instruments issued by the Group. The effect of changing the estimated credit spreads to a range of reasonably possible alternatives would decrease the fair value of the liabilities by up to €35 million or increase their fair value by up to €6 million, with a corresponding impact on the income statement.

(d)	Retirement benefits

The Group operates a number of defined benefit pension schemes. In determining the actual pension cost, the actuarial values of the liabilities of the schemes are calculated. This involves modelling their future growth and

BANK OF IRELAND GROUP

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS  (Continued)

requires management to make assumptions as to price inflation, dividend growth, salary and pensions increases, return on investments and employee mortality. There are acceptable ranges in which these estimates can validly fall. The impact on the results for the period and financial position could be materially different if alternative assumptions were used. An analysis of the sensitivity of the defined benefit pension liability to changes in the key assumptions is set out in note 43 on retirement benefit obligations.

(e)	Life assurance operations

The Group accounts for the value of the stockholders’ interest in long term assurance business using the embedded value basis of accounting. Embedded value is comprised of the net tangible assets of Bank of Ireland Life and the present value of its in force business. The value of in force business is calculated by projecting future surpluses and other net cash flows attributable to the shareholder arising from business written up to the balance sheet date and discounting the result at a rate which reflects the shareholder’s overall risk premium, before provision has been made for taxation.

Future surpluses will depend on experience in a number of areas such as investment returns, lapse rates, mortality and investment expenses. Surpluses are projected by making assumptions about future experience, having regards to both actual experience and forecast long term economic trends. Changes to these assumptions may cause the present value of future surpluses to differ from those assumed at the balance sheet date and could significantly affect the value attributed to the in force business. The value of in force business could also be affected by changes in the amounts and timing of other net cash flows (principally annual management charges and other fees levied upon the policyholders) or the rate at which the future surpluses and cash flows are discounted. In addition, the extent to which actual experience is different from that assumed will be recognised in the income statement for the period. An analysis of the sensitivity of profit after tax and stockholders’ equity to changes in the key life assurance assumptions is set out in note 53 on the life assurance business.

(f)	Taxation

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

At December 31, 2009 the Group had a net deferred tax asset of €731 million (March 31, 2009: €510 million), of which €475 million (March 31, 2009: nil) related to incurred trading losses.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which deductible temporary differences and unutilised tax losses can be utilised. The recognition of a deferred tax asset relies on management’s judgements surrounding the probability and sufficiency of future taxable profits, and the future reversals of existing taxable temporary differences.

To the extent that the recognition of a deferred tax asset is dependent on sufficient future profitability, a degree of estimation and the use of assumptions is required. The Group’s judgement takes into consideration the impact of both positive and negative evidence, including historical financial performance, projections of future taxable income, the impact of tax legislation and future reversals of existing taxable temporary differences.

The most significant judgement relates to the Group’s assessment of the recoverability of the portion of the deferred tax asset relating to trading losses. Under current Irish and UK tax legislation, there is no time restriction on the utilisation of these losses. Based on its projection of future taxable income, the Group has concluded that it is probable that sufficient taxable profits will be generated to recover this deferred tax asset, and it has been recognised in full.

BANK OF IRELAND GROUP

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS  (Continued)

(g)	Goodwill

The Group capitalises goodwill arising on the acquisition of businesses, as disclosed in the accounting policies. The carrying value of goodwill as at December 31, 2009 was €48 million (March 31, 2009: €47 million). Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

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

Impairment testing inherently involves a number of judgemental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of cash generating units; and the valuation of the separable assets of each business whose goodwill is being reviewed. The use of reasonably possible alternative assumptions would not impact the carrying value of the Group’s goodwill. See note 30 for further information.

(h)	Provisions

The Group has recognised provisions in relation to restructuring costs, onerous contracts and litigation. Such provisions are sensitive to a variety of factors, which vary depending on their nature. The estimation of the amounts of such provisions is judgemental because the relevant payments are due in the future and the quantity and probability of such payments is uncertain.

The methodology and the assumptions used in the calculation of provisions are reviewed regularly and, at a minimum, at each reporting date. Details of the Group’s provisions are set out in note 41.

BANK OF IRELAND GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

BANK OF IRELAND GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENT  (Continued)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

1 COMPARATIVE PERIOD

On February 17, 2010, the Governor & Company of the Bank of Ireland announced that it was changing its fiscal year end from March 31 to December 31 to align its financial calendar with that of its peer banks.

These consolidated financial statements cover the nine month period from April 1, 2009 to December 31, 2009, while the comparative period covers the twelve months from April 1, 2008 to March 31, 2009 and April 1, 2007 to March 31, 2008. As a result, the amounts presented in the financial statements are not entirely comparable.

2 OPERATING SEGMENTS

The Group has five reportable operating segments as detailed below. As noted in the accounting policies and basis of presentation on pages F-12 to F-35 the Group adopted IFRS 8 during the period and this has not resulted in a change in the Group’s operating segments. These segments reflect the internal financial and management reporting structure and are organised as follows:

Retail Republic of Ireland

Retail Republic of Ireland includes all the Group’s branch operations in the Republic of Ireland. The branches offer a wide range of financial products and services in addition to the deposit, lending, current account and other money transmission services traditionally offered by banks. It also includes Bank of Ireland Mortgage Bank, ICS Building Society, Private Banking, an instalment credit and leasing business, credit card operations, commercial finance/factoring businesses, the domestic and US foreign exchange operations of First Rate Enterprises and direct telephone and online banking services.

Bank of Ireland Life (BoI Life)

BoI Life offers life assurance, protection, pensions and investment products to customers in Ireland through the extensive branch banking network of Retail Republic of Ireland. The company also operates in the independent intermediary market and through a direct sales force.

UK Financial Services

UK Financial Services (UKFS) comprises Business Banking in Great Britain and Northern Ireland, the branch network in Northern Ireland, the UK residential mortgage business which, as announced in January 2009 is no longer being sourced through the intermediary channel and the business ventures with the UK Post Office. The business banking unit provides loan facilities to medium and large corporate clients in addition to international banking, working capital financing, leasing and electronic banking services. Offshore deposit taking services are offered in the Isle of Man. The business activities with the UK Post Office are Post Office Financial Services and First Rate Exchange Services, which provide a range of retail financial services.

Capital Markets

The principal constituents of this division are Corporate Banking and Global Markets in addition to Asset Management Services and IBI Corporate Finance.

Corporate Banking provides integrated relationship banking services to a significant number of the major Irish corporations, financial institutions and multinational corporations operating in or out of Ireland. The range of lending products provided includes overdraft and short term loan facilities, term loans, project finance and structured finance. Corporate Banking is also engaged in international lending, with offices located in the UK, France, Germany and the US. Its international lending business includes acquisition finance, project finance, term lending and asset based financing, principally in the UK, Continental Europe and the US.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

2 OPERATING SEGMENTS  (Continued)

Global Markets is responsible for managing the Group’s interest rate and foreign exchange risks, while also executing the Group’s liquidity and funding requirements. Global Markets trades in a range of market instruments on behalf of the Group itself and the Group’s customers. The trading activities include dealing in inter-bank deposits and loans, foreign exchange spot and forward contracts, options, financial futures, bonds, swaps, forward rate agreements and equity tracker products. Global Markets has offices located in the UK and the US, as well as in the Republic of Ireland.

Group Centre

Group Centre mainly includes capital management activities, unallocated support costs and the cost of the Irish Government Guarantee Schemes.

Other Reconciling Items

Other reconciling items represent inter-segment transactions which are eliminated upon consolidation.

The analysis of results by operating segment is based on the information used by management to allocate resources and assess performance. Transactions between the business segments are on normal commercial terms and conditions. Internal charges and transfer pricing adjustments have been reflected in the performance of each business. Revenue sharing agreements are used to allocate external customer revenues to a business segment on a reasonable basis.

The Group’s management reporting and controlling systems use accounting policies that are the same as those referenced in Accounting Policies on pages F-12 to F-35. The Group measures the performance of its operating segments through a measure of segment profit or loss which is referred to as “Underlying profit” in our internal management reporting systems. Underlying profit or loss is the measure of segment profit or loss used in segment reporting and excludes gross up of policyholder tax in the life business; gain/loss on disposal of business activities; impairment of goodwill and other intangible assets arising from a systemic market event or where the Group is committed to exiting the relevant business; gain on repurchase of subordinated liabilities; investment return on treasury stock held for policyholders; Effective Interest Rate (EIR) adjustment on subordinated debt, the cost of restructuring programmes; hedge ineffectiveness is no longer excluded from underlying for the nine months to December 31, 2009.

Capital expenditure comprises additions to property, plant and equipment and intangible assets including additions resulting from acquisitions through business combinations.

Gross revenue comprises interest income, net insurance premium income, fee and commission income, net trading expense, life assurance investment income and gains/losses, other operating income, insurance contract liabilities and claims paid and income from associates and joint ventures.

There were no revenues deriving from transactions with a single external customer that amounted to 10% or more of the Group’s revenues.

Note to table on page F-44

(i)	In the current period a revision of estimated cash flows on certain subordinated liabilities has resulted in an income statement credit of €67 million. Of this amount €58 million represents a reduction in interest expense (note 4) while €9 million is report in net trading expense (note 7).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

2 OPERATING SEGMENTS  (Continued)

	Retail		UK			Other
9 Months Ended	Republic		Financial	Capital	Group	Reconciling
December 31, 2009	of Ireland	BoI Life	Services	Markets	Centre	items	Group
	€m	€m	€m	€m	€m	€m	€m

Interest income	3,304	14	2,339	3,438	(513)	(4,394)	4,188
Interest expense	(2,416)	(16)	(1,874)	(2,733)	578	4,394	(2,067)

Net interest income	888	(2)	465	705	65	—	2,121
Other income, net of insurance claims	112	153	70	83	(102)	—	316

Total operating income, net of insurance claims	1,000	151	535	788	(37)	—	2,437

Other operating expenses	(638)	(78)	(277)	(222)	(59)	—	(1,274)
Depreciation and amortisation	(42)	(4)	(27)	(8)	(26)	—	(107)

Operating expenses	(680)	(82)	(304)	(230)	(85)	—	(1,381)
Impairment of goodwill and other intangible assets	(6)	—	—	—	—	—	(6)

Operating profit before impairment charges on financial assets	314	69	231	558	(122)	—	1,050
Impairment charges on loans and advances to customers	(1,836)	—	(1,062)	(1,157)	—	—	(4,055)
Impairment charges on available for sale financial assets	—	—	—	(2)	—	—	(2)
Share of results of associates and joint ventures	8	—	26	1	—	—	35

Underlying (loss)/profit before tax	(1,514)	69	(805)	(600)	(122)	—	(2,972)
Effective Interest Rate adjustment on subordinated liabilities[1]	—	—	—	—	67	—	67
Gross-up of policyholder tax in the Life business	—	64	—	—	—	—	64
Investment return on treasury stock held for policyholders	—	—	—	—	(6)	—	(6)
Loss on disposal of business activities	—	—	—	(3)	—	—	(3)
Repurchase of subordinated liabilities	—	—	—	—	1,037	—	1,037

Statutory (loss)/profit before tax	(1,514)	133	(805)	(603)	976	—	(1,813)

Capital expenditure	—	2	32	6	20	—	60

Investment in associates and joint ventures	134	—	74	9	—	—	217

External assets	52,999	11,744	53,804	60,101	2,458	—	181,106
Inter segment assets	68,946	1,714	22,202	135,270	47,020	(275,152)	—

Total assets	121,945	13,458	76,006	195,371	49,478	(275,152)	181,106

External liabilities	49,109	12,081	18,400	78,562	16,517	—	174,669
Inter segment liabilities	72,401	515	58,298	117,743	26,195	(275,152)	—

Total liabilities	121,510	12,596	76,698	196,305	42,712	(275,152)	174,669

1.	See note (i) on page number F-43.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

2 OPERATING SEGMENTS  (Continued)

	Retail		UK		Restated*	Other
Year Ended	Republic		Financial	Capital	Group	reconciling	Restated*
March 31, 2009	of Ireland	BoI Life	Services	Markets	Centre	items	Group
	€m	€m	€m	€m	€m	€m	€m

Interest income	7,819	30	4,962	8,650	(2,521)	(9,223)	9,717
Interest expense	(6,367)	(37)	(4,211)	(7,168)	2,513	9,223	(6,047)

Net interest income	1,452	(7)	751	1,482	(8)	—	3,670
Other income, net of insurance claims	277	84	139	(237)	(24)	—	239

Total operating income, net of insurance claims	1,729	77	890	1,245	(32)	—	3,909

Other operating expenses	(858)	(102)	(435)	(366)	(99)	—	(1,860)
Depreciation and amortisation	(73)	(6)	(37)	(11)	(51)	—	(178)

Operating expenses	(931)	(108)	(472)	(377)	(150)	—	(2,038)

Operating profit before impairment charges on financial assets	798	(31)	418	868	(182)	—	1,871
Impairment charges on loans and advances to customers	(708)	—	(422)	(305)	—	—	(1,435)
Impairment charges on available for sale financial assets	—	—	—	(76)	—	—	(76)
Impairment charges on loans and advances to banks	—	—	—	(2)	—	—	(2)
Share of results of associates and joint ventures	(70)	—	39	(11)	—	—	(42)

Underlying (loss)/profit before tax	20	(31)	35	474	(182)	—	316
Gross-up of policyholder tax in the Life business	—	(76)	—	—	—	—	(76)
Impairment of goodwill and other intangible assets	—	—	—	(304)	—	—	(304)
Investment return on treasury stock held for policyholders	—	—	—	—	131	—	131
Hedge ineffectiveness on transition to IFRS	—	—	—	—	(7)	—	(7)
Cost of restructuring programme	(9)	—	(61)	(9)	(4)	—	(83)

Statutory (loss)/profit before tax	11	(107)	(26)	161	(62)	—	(23)

Capital expenditure	60	7	59	14	54	—	194

Investment in associates and joint ventures	118	—	46	9	—	—	173

External assets	55,501	9,697	52,574	71,774	4,570	—	194,116
Inter segment assets	58,879	1,671	12,784	122,534	25,223	(221,091)	—

Total assets	114,380	11,368	65,358	194,308	29,793	(221,091)	194,116

External liabilities	54,382	10,058	19,932	92,129	10,702	—	187,203
Inter segment liabilities	56,514	521	46,371	102,577	15,108	(221,091)	—

Total liabilities	110,896	10,579	66,303	194,706	25,810	(221,091)	187,203

*	The prior periods have been restated to reflect the impact of the adoption of “Amendments to IFRS 2 Share-based Payment Vesting Conditions and Cancellations”. Further information on this is shown on page number F-13.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

2 OPERATING SEGMENTS  (Continued)

	Retail		UK		Restated*	Other
Year Ended	Republic		Financial	Capital	Group	Reconciling	Restated*
March 31, 2008	of Ireland	BoI Life	Services	Markets	Centre	Items	Group
	€m	€m	€m	€m	€m	€m	€m

Interest income	7,452	14	5,484	8,612	(2,792)	(8,373)	10,397
Interest expense	(6,023)	(21)	(4,638)	(7,582)	2,757	8,373	(7,134)

Net interest income	1,429	(7)	846	1,030	(35)	—	3,263
Other income, net of insurance claims	417	225	163	89	(43)	—	851

Total operating income, net of insurance claims	1,846	218	1,009	1,119	(78)	—	4,114

Other operating expenses	(909)	(106)	(497)	(405)	(89)	—	(2,006)
Depreciation and amortisation	(74)	(4)	(36)	(11)	(12)	—	(137)

Operating expenses	(983)	(110)	(533)	(416)	(101)		(2,143)

Profit on disposal of property	—	—	5	1	—	—	6

Operating profit before impairment charges on financial assets	863	108	481	704	(179)	0	1,977

Impairment charges on loans and advances to customers	(146)	—	(33)	(48)	—	—	(227)
Impairment charges on available for sale financial assets	—	—	—	(5)	—	—	(5)
Share of results of associates and joint ventures	(1)	—	47		—	—	46

Underlying loss/profit before tax	716	108	495	651	(179)		1,791
Profit on disposal of property	33	—	—	—	—	—	33
Gross up for policyholder tax in the Life business	—	(60)	—	—	—	—	(60)
Investment return on treasury stock held for policyholders	—	—	—	—	189	—	189
Hedge ineffectiveness on transition to IFRS	—	—	—	—	(6)	—	(6)
Cost of restructuring program	—	—	—	—	(17)	—	(17)

Statutory (loss) profit before tax	749	48	495	651	(13)	0	1,930

Capital expenditure	56	15	57	14	10	—	152

Investment in associates and joint ventures	31	—	50	17	—	—	98

External assets	59,555	13,678	56,690	66,888	623	—	197,434
Inter segment assets	58,295	907	13,973	114,889	40,747	(228,811)	—

Total assets	117,850	14,585	70,663	181,777	41,370	(228,811)	197,434

External liabilities	43,237	13,307	28,587	97,336	8,445	—	190,912
Inter segment liabilities	72,065	368	40,761	83,404	32,213	(228,811)	—

Total liabilities	115,302	13,675	69,348	180,740	40,658	(228,811)	190,912

*	The prior periods have been restated to reflect the impact of the adoption of “Amendments to IFRS 2 Share-based Payment Vesting Conditions and Cancellations”. Further information on this is shown on page F-13.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

2 OPERATING SEGMENTS  (Continued)

Gross Revenue by Business Segments

	Retail		UK
9 Months Ended	Republic		Financial	Capital	Group
December 31, 2009	of Ireland	BOI Life	Services	Markets	Centre	Eliminations	Group
	€m	€m	€m	€m	€m	€m	€m

External customers	1,458	247	1,814	1,107	1,264	—	5,890
Inter-segment revenue	1,996	15	693	2,474	(734)	(4,444)	—

Total gross revenue	3,454	262	2,507	3,581	530	(4,444)	5,890

	Retail		UK
Year Ended	Republic		Financial	Capital	Group
March 31, 2009	of Ireland	BOI Life	Services	Markets	Centre	Eliminations	Group
	€m	€m	€m	€m	€m	€m	€m

External customers	2,766	7	3,575	4,014	(168)	—	10,194
Inter-segment revenue	4,981	(10)	1,629	5,270	(2,626)	(9,244)	—

Total gross revenue	7,747	(3)	5,204	9,284	(2,794)	(9,244)	10,194

	Retail		UK
Year Ended	Republic		Financial	Capital	Group
March 31, 2008	of Ireland	BOI Life	Services	Markets	Centre	Eliminations	Group
	€m	€m	€m	€m	€m	€m	€m

External customers	3,232	300	3,982	3,889	164	—	11,567
Inter-segment revenue	4,690	(53)	1,727	4,846	(2,813)	(8,397)	—

Total gross revenue	7,922	247	5,709	8,735	(2,649)	(8,397)	11,567

Geographical Segments

9 Months Ended		United	Rest of
December 31, 2009	Ireland	Kingdom	World	Eliminations	Total
	€m	€m	€m	€m	€m

External revenues	3,795	2,022	73	—	5,890
Inter segment revenue	1,003	509	226	(1,738)	—

Gross revenue	4,798	2,531	299	(1,738)	5,890

(Loss) / profit before taxation	(1,242)	(602)	31	—	(1,813)

Capital expenditure	27	32	1	—	60

External assets	116,259	59,089	5,758	—	181,106
Inter segment assets	57,873	26,684	10,731	(95,288)	—

Total assets	174,132	85,773	16,489	(95,288)	181,106

External liabilities	138,292	26,627	9,750	—	174,669
Inter segment liabilities	29,722	59,478	6,089	(95,289)	—

Total liabilities	168,014	86,105	15,839	(95,289)	174,669

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

2 OPERATING SEGMENTS  (Continued)

Geographical Segments

Year Ended	Restated*	United	Rest of		Restated*
March 31, 2009	Ireland	Kingdom	World	Eliminations	Total
	€m	€m	€m	€m	€m

External revenues	6,733	3,304	157	—	10,194
Inter segment revenue	889	2,908	648	(4,445)	—

Gross revenue	7,622	6,212	805	(4,445)	10,194

(Loss) / profit before taxation	154	129	(306)	—	(23)

Capital expenditure	134	58	2	—	194

External assets	128,291	59,791	6,034	—	194,116
Inter segment assets	56,344	33,823	9,280	(99,447)	—

Total assets	184,635	93,614	15,314	(99,447)	194,116

External liabilities	148,094	29,211	9,898	—	187,203
Inter segment liabilities	30,715	63,911	4,821	(99,447)	—

Total liabilities	178,809	93,122	14,719	(99,447)	187,203

Geographical segments

Year Ended	Restated*	United	Rest of		Restated*
March 31, 2008	Ireland	Kingdom	World	Eliminations	Total
	€m	€m	€m	€m	€m

External revenues	7,306	4,119	142	—	11,567
Inter segment revenue	1,267	2,341	225	(3,833)	—

Gross revenue	8,573	6,460	367	(3,833)	11,567

(Loss) / profit before taxation	1,409	491	30	—	1,930

Capital expenditure	93	57	2	—	152

External assets	133,925	61,471	2,038	—	197,434
Inter segment assets	38,440	33,023	13,296	(84,759)	—

Total assets	172,365	94,494	15,334	(84,759)	197,434

External liabilities	130,490	47,414	13,008	—	190,912
Inter segment liabilities	37,299	45,815	1,645	(84,759)	—

Total liabilities	167,789	93,229	14,653	(84,759)	190,912

*	The prior year has been restated to reflect the impact of the adoption of “Amendments to IFRS 2 Share-based Payment Vesting Conditions and Cancellations”. Further information on this is shown on page F-13.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

3 INTEREST INCOME

	9 months ended	Year ended	Year ended
	December 31,	March 31,	March 31,
	2009	2009	2008
	€m	€m	€m

Loans and advances to customers	3,503	7,901	8,213
Available for sale financial assets	498	1,335	1,604
Loans and advances to banks	48	246	323
Finance leases	139	232	251
Other	—	3	6

Interest income	4,188	9,717	10,397

Included within interest income is €161 million (March 31, 2009: €110 million; March 31, 2008: €31 million) in respect of impaired loans and advances to customers. Net interest income also includes a debit of €351 million (March 31, 2009: credit of €93 million; March 31, 2008: credit of €185 million) transferred from the cash flow hedge reserve (see page F-7).

4 INTEREST EXPENSE

	9 months ended	Year ended	Year ended
	December 31,	March 31,	March 31,
	2009	2009	2008
	€m	€m	€m

Customer accounts	995	2,773	2,808
Debt securities in issue	653	2,297	3,041
Deposits from banks	198	554	840
Subordinated liabilities	163	423	445

Interest expense	2,009	6,047	7,134

Interest expense on financial liabilities (including subordinated liabilities) is recognised using the effective interest rate (EIR) method. In accordance with the EIR method, the carrying value of certain subordinated liabilities has been reduced by €58 million at December 31, 2009 to reflect the Group’s revised estimates of future cashflows on these liabilities. This adjustment has been reflected as a reduction in interest expense in the nine months ended December 31, 2009. For further information see note 58.

5 NET INSURANCE PREMIUM INCOME

	9 months ended	Year ended	Year ended
	December 31,	March 31,	March 31,
	2009	2009	2008
	€m	€m	€m

Gross premiums written	751	1,190	2,101
Ceded reinsurance premiums	(91)	(116)	(173)

Net premiums written	660	1,074	1,928
Change in provision for unearned premiums	5	(5)	12

Net insurance premium income	665	1,069	1,940

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

6 FEES AND COMMISSION INCOME/EXPENSE

	9 months ended	Year ended	Year ended
	December 31,	March 31,	March 31,
Income	2009	2009	2008
	€m	€m	€m

Retail banking customer fees	268	368	401
Asset management fees	66	132	189
Credit related fees	41	38	81
Insurance commissions	60	75	42
Brokerage fees	8	13	23
Other	31	91	80

Fees and commissions income	474	717	816

For the year ended March 31, 2009, fees amounting to €42 million have been reclassified from retail banking customer fees to insurance commissions for comparative purposes. Included in other fees is an amount of €3 million (March 31, 2009: €4 million, March 31, 2008: €6 million) in trust and other fiduciary fees.

	9 months ended	Year ended	Year ended
	December 31,	March 31,	March 31,
Expenses	2009	2009	2008
	€m	€m	€m

Government Guarantee fee (note 55)	105	66	—
Other	150	166	150

Fees and commission expense	255	232	150

The Government Guarantee fee of €105 million (March 31, 2009: €66 million) relates to the fee paid under the Credit Institutions (Financial Support) Scheme, which commenced on September 30, 2008.

7 NET TRADING EXPENSE

	9 months ended	Year ended	Year ended
	December 31,	March 31,	March 31,
	2009	2009	2008
	€m	€m	€m

Financial assets designated at fair value	31	(29)	(6)
Financial liabilities designated at fair value	(137)	55	107
Related derivatives held for trading	86	(41)	(260)

	(20)	(15)	(159)
Other financial instruments held for trading	(13)	(258)	(79)
Net fair value hedge ineffectiveness	7	(27)	(6)
Cash flow hedge ineffectiveness	(2)	(7)	(2)

Net trading expense	(28)	(307)	(246)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

7 NET TRADING EXPENSE  (continued)

Net trading expense of €28 million (March 31, 2009: €307 million; March 31, 2008: €246 million) includes the gains and losses on financial instruments held for trading and those designated at fair value through profit or loss (other than unit linked life assurance assets and investment contract liabilities). It includes the gains and losses arising on the purchase and sale of these instruments, the interest income receivable and expense payable and the fair value movement on these instruments, together with the funding cost of the trading instruments. It also includes €20 million (March 31, 2009: €65 million; March 31, 2008: €28 million) in relation to net gains arising from foreign exchange.

Net trading expense includes the total fair value movement (including interest receivable and payable) on liabilities that have been designated at fair value through profit or loss. The interest receivable on amortised cost assets which are funded by those liabilities is reported in net interest income. Net trading expense also includes the total fair value movements on derivatives that are economic hedges of assets and liabilities which are measured at amortised cost, the net interest receivable or payable on which is also reported within net interest income. The net amount reported within net interest income relating to these amortised cost instruments was €71 million (March 31, 2009: €578 million; March 31, 2008: €346 million).

Net fair value hedge ineffectiveness comprises a net loss from hedging instruments of €97 million (March 31, 2009: net gain of €213 million; March 31, 2008: Net gain of €168 million) offsetting a net gain from hedged items of €104 million (March 31, 2009: net loss of €240 million; March 31, 2008: net loss of €174 million).

Net trading expense for March 31, 2009 includes a loss of €39 million arising from the Lehman collapse in September 2008.

The net loss from the change in credit spreads relating to the Group’s issued notes designated at fair value through profit or loss was €6 million (March 31, 2009: net gain €64 million; March 31, 2008: €32 million). The cumulative impact from the change in credit spreads at December 31, 2009 is a net gain of €90 million (March 31, 2009: €96 million).

Included within net trading expense above is a credit of €9 million in relation to the revised estimates of future cashflows on certain subordinated liabilities. See note 4 for further details.

8 LIFE ASSURANCE INVESTMENT INCOME AND GAINS/(LOSSES)

	9 months
	ended	Year ended	Year ended
	December 31,	March 31,	March 31,
	2009	2009	2008
	€m	€m	€m

Gross life assurance investment income and gains/(losses)	961	(1,635)	(924)
Elimination of investment return on treasury stock held for the benefit of policyholders	(3)	65	98

Life assurance investment income and gains/(losses)	958	(1,570)	(826)

Life assurance investment income and gains/(losses) comprise the investment return, realised gains and losses, and unrealised gains and losses which accrue to the Group, on all investment assets held by BoI Life, other than those held for the benefit of policyholders whose contracts are considered to be investment contracts.

IFRS requires that Bank of Ireland stock held by the Group, including those held by BoI Life for the benefit of policyholders, are reclassified as treasury stock and accounted for as a deduction from equity. Changes in the value of any treasury stock held are recognised in equity at the time of disposal and dividends are not recognised as income or distributions.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

8 LIFE ASSURANCE INVESTMENT INCOME AND LOSSES  (continued)

The impact on the Group income statement in the nine months to December 31, 2009 of applying this accounting treatment is that life assurance investment income and gains of €961 million have been reduced by €3 million which is the profit on Bank of Ireland stock held under insurance contracts. Other operating income (see note 10) has been reduced by €3 million which is the gain on stock held under investment contracts. The combined adjustment is €6 million. (March 31, 2009 €131 million, March 31, 2008 : €189 million).

9 GAIN ON REPURCHASE OF SUBORDINATED LIABILITIES

As part of its ongoing capital management activities the Group repurchased certain subordinated liabilities in June 2009. This involved the repurchase for cash of euro, US dollar and sterling subordinated liabilities at a discount to their nominal value.

The table below sets out the detail of the instruments purchased, the price paid and the residual amount of each security outstanding at December 31, 2009:

			Price Paid (%
	Original	Principle	of Principal	Residual
	Principle	Amount	Amount	Principle
Description	Amount	Repurchased	Repurchased)	Amount
€600 million 7.40% Guaranteed Step-up Callable Perpetual Preferred Securities	€600m	€124m	50%	€476m

Stg£350 million 6.25% Guaranteed Callable Perpetual Preferred Securities	£350m	£304m	42%	£46m

€600 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	€600m	€250m	38%	€350m

US$800 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	$800m	$400m	40%	$400m

US$400 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	$400m	$200m	40%	$200m

Stg£500 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	£500m	£463m	40%	£37m

The net gain after transaction costs on the purchase of the subordinated liabilities amounted to €1,037 million (€1,029 million after taxation) being the difference between of the consideration paid of €683 million and the carrying value of the securities of €1,720 million.

Further information on subordinated liabilities is set out in note 39.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

10 OTHER OPERATING INCOME

	9 months
	ended	Year ended	Year ended
	December 31,	March 31,	March 31,
	2009	2009	2008
	€m	€m	€m

Profit on disposal available for sale financial assets	55	5	34
Other insurance income	83	23	91
Other income	(104)	(21)	22
Elimination of investment return on treasury stock held for the benefit of policyholders	(3)	66	91

Other operating income	31	73	238

Included in other income for the nine months ended December 31, 2009 is a charge of €62 million (March 31, 2009: €46 million) for impairment of investment properties and related activities. Also included in other income is a charge of €74 million arising from an unfavourable court ruling in connection with a European property investment.

11 INSURANCE CONTRACT LIABILITIES AND CLAIMS PAID

	9 months
	ended	Year ended	Year ended
	December 31,	March 31,	March 31,
	2009	2009	2008
	€m	€m	€m

Gross claims (see analysis below)	(656)	(963)	(1,013)
Reinsurance	38	40	27

Net claims	(618)	(923)	(986)

Change in liabilities:
Gross	(1,023)	1,507	41
Reinsurance	179	(47)	147

Net changes in liabilities	(844)	1,460	188

Insurance contract liabilities and claims paid	(1,462)	537	(798)

Gross claims are analysed as follows:
Surrenders	(480)	(768)	(851)
Death and critical illness	(105)	(128)	(113)
Annuities	(34)	(35)	(32)
Maturities	(3)	(5)	(3)
Other	(34)	(27)	(14)

	(656)	(963)	(1,013)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

12 OTHER OPERATING EXPENSES

	9 months	Restated*	Restated*
	ended	Year ended	Year ended
	December	March 31,	March 31,
	31, 2009	2009	2008
	€m	€m	€m

Administrative expenses
— Staff costs (see analysis below)	789	1,197	1,238
— Other administrative expenses	479	737	785
Depreciation
— Intangible assets (note 30)	75	132	87
— Property, plant and equipment (note 32)	32	46	50
Decline in property below cost	6	9	—

Other operating expenses	1,381	2,121	2,160

Staff costs are analysed as follows:
Wages and salaries	569	849	963
Social security costs	61	91	93
Retirement benefit costs — defined benefit plans (note 43)	147	173	130
Retirement benefit costs — defined contribution plans	2	7	4
Share based payment schemes (note 45)	—	19	16
Other	10	58	32

Staff costs	789	1,197	1,238

*	The prior year has been restated to reflect the impact of adoption of “Amendment to IFRS2” share based payments vesting conditions and cancellations”. Further information on this is shown on page number F-13.

Depreciation of intangible assets for the year ended March 31, 2009 included a one off charge of €38 million in relation to accelerated depreciation on software assets as a result of technology consolidation.

Included in other administration expenses above is an amount of €49 million (March 31, 2009: €68 million) in relation to operating lease payments.

During the year ended March 31, 2009, the Group commenced a process of aligning its structure and cost base to an environment of lower levels of business and activity and a charge of €83 million was included in other operating expenses.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

12 OTHER OPERATING EXPENSES  (continued)

Staff numbers

In the nine months ended December 31, 2009 the average number of staff (full time equivalents) was 14,755 (March 31, 2009: 15,868, March 31, 2008: 16,026) categorised as follows in line with the operating segments as stated in note 2.

	9 months
	ended	Year ended	Year ended
	December 31,	March 31,	March 31,
	2009	2009	2008

Retail Republic of Ireland	5,698	5,951	8,467
BoI Life	1,071	1,132	1,183
UK Financial Services	2,865	3,514	3,599
Capital Markets	1,557	1,801	1,737
Group Centre	3,564	3,470 *	1,040

Total	14,755	15,868	16,026

*	The growth in staff numbers in Group Centre since April 1, 2008 reflects the ongoing centralisation of support functions in order to maximise operating efficiencies.

13 AUDITORS’ REMUNERATION

					9 months	Year	Year
					ended	ended	ended
					December 31,	March 31,	March 31,
	Notes		ROI	Overseas (i)	2009	2009	2008
			€m	€m	€m	€m	€m

Audit and assurance services (including VAT)
Statutory audit (including expenses)			3.4	1.1	4.5	4.3	4.9
Other audit and assurance services	(ii	)	4.7	0.5	5.2	5.0	4.8

			8.1	1.6	9.7	9.3	9.7
Other services (including VAT)
Taxation services			0.2	0.2	0.4	0.8	1.1

Auditors remuneration			8.3	1.8	10.1	10.1	10.8

The figures in the above table relate to fees paid to PricewaterhouseCoopers (PwC). The Group Audit Committee has reviewed the level of fees and is satisfied that it has not affected the independence of the auditors.

(i)	Fees to overseas auditors principally consist of fees to PwC in the UK.

(ii)	Other audit and assurance services consist primarily of fees in connection with reporting to regulators, letters of comfort, review of compliance with Government guarantee, reporting on Sarbanes-Oxley, reporting accountants work and accounting matters.

It is Group policy to subject all major consultancy assignments to a competitive tender process.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

14 IMPAIRMENT CHARGES ON FINANCIAL ASSETS

	9 months
	ended	Year ended	Year ended
	December 31,	March 31,	March 31,
	2009	2009	2008
	€m	€m	€m

Loans and advances to customers (note 25)	4,055	1,435	227
Available for sale financial assets (note 24)	2	76	5
Loans and advances to banks (note 23)	—	2	—

	4,057	1,513	232

Of the €4,055 million charge for loans and advances to customers for the nine months to December 31, 2009, €2,231 million relates to loans held for sale to NAMA.

15 OPERATING (LOSS)/PROFIT

Operating (loss) / profit includes the Group’s earnings from ongoing activities after impairment charges and before share of profit or loss on associates and joint ventures (after tax) and loss on disposal of business activities.

16 RESULTS OF ASSOCIATES AND JOINT VENTURES (AFTER TAX)

	9 months
	ended	Year ended	Year ended
	December 31,	March 31,	March 31,
	2009	2009	2008
	€m	€m	€m

First Rate Exchange Services (note 29)	27	39	47
Property unit trust (note 29)	10	(63)	—
Paul Capital Investment (note 29)	1	(11)	—
Other joint ventures (note 29)	(1)	—	—
Associates (note 28)	(2)	(7)	(1)

	35	(42)	46

17 LOSS ON DISPOSAL OF BUSINESS ACTIVITIES

	9 months
	ended	Year ended	Year ended
	December 31,	March 31,	March 31,
	2009	2009	2008
	€m	€m	€m

Iridian Asset Management LLC	(10)	—	—
Guggenheim Alternative Asset Management LLC	7	—	—

Total	(3)	—	—

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

17 LOSS ON DISPOSAL OF BUSINESS ACTIVITIES  (continued)

Disposal of Iridian Asset Management LLC

During the nine months ended December 31, 2009 the Group disposed of its interest in Iridian Asset Management LLC (Iridian). Iridian was a 100% subsidiary of BIAM US Inc and acted as an Institutional Asset Manager in the US market within the Capital Markets division of the Group. In the Annual Report for the year ended March 31, 2009 the impact of a fall in assets under management in the latter part of that year was highlighted and it was noted that the Group was reviewing its strategic options for this business. The disposal was concluded on June 30, 2009 with a resulting loss on disposal of €10 million.

In the year ended March 31, 2009 an impairment charge of €201 million on goodwill relating to Iridian was recognised in the income statement.

Disposal of Guggenheim Alternative Asset Management LLC

At March 31, 2009, the Group held a 71.5% interest in Guggenheim Alternative Asset Management LLC (Guggenheim). During the nine months ended December 31, 2009, the Group disposed of a 49.5% interest in Guggenheim with the intention of disposing of the remaining interest (22%) in the following year. Guggenheim acted as a US based fund of hedge funds manager within the Capital Markets division of the Group. Similar to Iridian, the significant drop in assets under management in the latter part of the last financial year following the turmoil in global markets prompted the Group to consider its strategic options for this business. The disposal of the 49.5% stake was concluded on August 31, 2009 with a resulting profit on disposal of €7 million. The remaining 22% interest is of negligible value with minimal control or influence.

In the year ended March 31, 2009 an impairment charge of €103 million on goodwill and other intangibles relating to Guggenheim was recognised in the income statement.

18 TAXATION

	9 months	Restated*	Restated*
	ended	Year ended	Year ended
	December 31,	March 31,	March 31,
	2009	2009	2008
	€m	€m	€m

Current Tax
Irish corporation tax
— current year	(19)	(84)	(236)
— prior year	5	7	2
Double taxation relief	1	—	62
Foreign tax
— current year	2	3	(140)
— prior year	(1)	—	(1)

	(12)	(74)	(313)
Deferred tax
Origination and reversal of temporary differences (note 42)	356	115	84

Taxation credit/(charge)	344	41	(229)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

18 TAXATION  (continued)

The reconciliation of tax on (loss) / profit at the standard Irish corporation tax rate to the Group’s actual tax credit/(charge) for the periods ended December 31, 2009, March 31, 2009 and March 31, 2008 is as follows:

	9 months
	ended	Year ended	Year ended
	December 31,	March 31,	March 31,
	2009	2009	2008
	€m	€m	€m

Loss/(profit) before taxation multiplied by the Standard rate of corporate tax in the Republic of Ireland of 12.5% (2008: 12.5%)	227	1	(242)
Effects of:
Foreign earnings subject to different rates of tax	70	81	(86)
BoI Life — different basis of accounting	(55)	58	53
Income arising on repurchase of subordinated liabilities	121	—	—
Elimination of investment return on treasury stock held for the benefit of policyholders	(1)	16	24
Tax exempted profits and income at a reduced Irish tax rate	—	(4)	(2)
Non-deductible goodwill impairment	(1)	(110)	—
Non-deductible expenses	(9)	(19)	(7)
Prior year adjustments	4	7	1
Shares of profit of associates and joint ventures shown post tax in income statement	3	5	6
Other adjustments for tax purposes	(15)	6	24

Taxation credit/(charge)	344	41	(229)

The taxation credit for the Group was €344 million for the nine months ended December 31, 2009 compared to a taxation credit of €41 million for the year ended March 31, 2009 primarily due to losses in the period.

The effective taxation rate for the nine months ended December 31, 2009 is a credit of 19%. The effective taxation rate for the year ended March 31, 2009 is a credit of 178%1 (March 2008: 11.8%). Excluding the impact of the Life policyholder tax gross up, the elimination of the investment return on treasury shares held by BoI Life for policyholders, hedge ineffectiveness, the gain on the repurchase of subordinated liabilities2 , cost of restructuring, the loss on disposal of business activities, the impairment of goodwill and other intangible assets and the EIR adjustment on the subordinated debt2, the effective taxation rate is 16.1% compared to a rate of 17.7% for the year ended March 31, 2009.

The taxation credit for the Group was €41 million for the year ended March 31, 2009 compared to a taxation charge of €229 million for the year ended March 31, 2008. The effective tax rate was a credit of 178%1 for the year ended March 31, 2009, as compared to a charge of 11.8% for the year ended March 31, 2008. The increase in the effective rate is due to the reduction in earnings across the Group and the Life policyholder tax gross-up.

 1  The prior year has been restated to reflect the impact of the adoption of “Amendments to IFRS 2 Share-based Payment Vesting Conditions and Cancellations”. Further information on this is shown on page F-13.
 2  These items relate to the nine months ended December 31, 2009 only.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

18 TAXATION  (continued)

The tax effects relating to each component of other comprehensive income are as follows:

	Pre tax	Tax (charge)/	Net of tax
Nine Months Ended December 31, 2009	amount	credit	amount
	€m	€m	€m

Changes in revaluation reserve	(60)	7	(53)

Cash flow hedge reserve
Changes in fair value	(555)	136	(419)
Transfer to income statement	676	(175)	501

Net change in reserve	121	(39)	82

Available for sale reserve
Changes in fair value	1,110	(137)	973
Transfer to income statement on asset disposal	(55)	6	(49)

Net change in reserve	1,055	(131)	924

Changes in defined benefit pension funds	(99)	25	(74)
Changes in foreign exchange reserve	117	—	117

Other comprehensive income for the period	1,134	(138)	996

	Pre tax	Tax (charge)/	Net of
Year Ended March 31, 2009	amount	credit	tax amount
	€m	€m	€m

Changes in revaluation reserve	(113)	17	(96)

Cash flow hedge reserve
Changes in fair value	121	(102)	19
Transfer to income statement	(765)	206	(559)

Net change in reserve	(644)	104	(540)

Available for sale reserve
Changes in fair value	(1,270)	162	(1,108)
Transfer to income statement on asset disposal	(5)	—	(5)

Net change in reserve	(1,275)	162	(1,113)

Changes in defined benefit pension funds	(624)	80	(544)
Changes in foreign exchange reserve	(528)	—	(528)

Other comprehensive income for the period	(3,184)	363	(2,821)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

18 TAXATION  (continued)

	Pre tax	Tax (charge)/	Net of
Year Ended March 31, 2008	amount	credit	tax amount
	€m	€m	€m

Changes in revaluation reserve	(78)	8	(70)

Cash flow hedge reserve
Changes in fair value	128	(28)	100
Transfer to income statement	(443)	96	(347)

Net change in reserve	(315)	68	(247)

Available for sale reserve
Changes in fair value	(406)	50	(356)
Transfer to income statement on asset disposal	(34)	4	(30)

Net change in reserve	(440)	54	(386)

Changes in defined benefit pension funds	(245)	36	(209)
Changes in foreign exchange reserve	(712)	—	(712)

Other comprehensive income for the period	(1,790)	166	(1,624)

19 EARNINGS PER SHARE

The calculation of basic earnings per unit of €0.64 ordinary stock is based on the (loss) / profit attributable to ordinary stockholders divided by the weighted average ordinary stock in issue excluding treasury stock and own stock held for the benefit of life assurance policyholders.

	9 Months	Restated*	Restated*
	Ended	Year Ended	Year Ended
	December 31,	March 31,	March 31,
	2009	2009	2008
	€m	€m	€m

Basic
(Loss)/ profit attributable to stockholders as published	(1,460)	69	1,699
Restatement for IFRS 2 amendment	—	(16)	(3)

(Loss)/profit attributable to stockholders as restated	(1,460)	53	1,696
Dividends on other equity interests	(4)	(10)	(14)
Dividends on 2009 preference stock	(210)	(1)	—

(Loss)/profit attributable to ordinary stockholders	(1,674)	42	1,682

Weighted average number of stock in issue excluding treasury stock and own stock held for the benefit of life assurance policyholders	993m	988m	965m

Basic earnings per share (cent)	(168.6c )	4.3c	174.3c

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

19 EARNINGS PER SHARE (continued)

Diluted

The diluted earnings per share is based on the (loss) / profit attributable to ordinary stockholders divided by the weighted average ordinary stock in issue excluding treasury stock and own stock held for the benefit of life assurance policyholders adjusted for the effect of all dilutive potential ordinary stock.

	9 Months	Restated*	Restated*
	ended	Year ended	Year ended
	December 31,	March 31,	March 31,
	2009	2009	2008
	€m	€m	€m

Diluted
(Loss)/ profit attributable to stockholders as published	(1,460)	69	1,699
Restatement for IFRS 2 amendment	—	(16)	(3)

(Loss)/profit attributable to stockholders as restated	(1,460)	53	1,696
Dividends on other equity interests	(4)	(10)	(14)
Dividends on 2009 preference stock	(210)	(1)	—

(Loss)/profit attributable to ordinary stockholders	(1,674)	42	1,682

Weighted average number of stock in issue excluding treasury stock and own stock held for the benefit of life assurance policyholders	993m	988m	965m
Effect of all dilutive potential ordinary stock	—	—	4m

	993m	988m	969m

Diluted earnings per share (cent)	(168.6c )	4.3c	173.6c

*	The prior year has been restated to reflect the impact of the adoption of “Amendments to IFRS 2 Share-based Payment Vesting Conditions and Cancellations”. Further information on this is shown on page number F-13.

For the period ending December 31, 2009 there was no difference in the weighted-average number of units of stock used for basic and diluted net loss per share as the effect of all potentially dilutive ordinary units of stock outstanding was anti-dilutive. At March 31, 2009, 158 million warrants issued to the National Pension Reserve Fund Commission (NPRFC) on that date (“the secondary tranche warrants” — see note 55) were dilutive and were included in the calculation of diluted earnings per share, but did not have a significant impact on the weighted average number of shares outstanding. At March 31, 2009 the calculation of diluted earnings per share excluded a weighted average of 20 million units of potential ordinary stock (March 31, 2008: 6 million units).

As at December 31, 2009 there were stock options over 12 million units of ordinary units of stock (March 31, 2009: 16 million units of stock), and warrants issued to the NPRFC over 335 million units of stock outstanding (March 31, 2009: 177 million units of stock, “the core tranche warrants” - see note 55), which could potentially have a dilutive impact in the future, but which were anti-dilutive in the period ended December 31, 2009 and year ended March 31, 2009 respectively.

EPS above has not been adjusted for the rights issue which completed on June 14, 2010. EPS will be retrospectively adjusted in the financial statements for the year ended December 31, 2010. The adjusted EPS is set out in note 58(i).

Dividend on 2009 preference stock

Where a dividend on the 2009 preference stock is not paid in either cash or shares, that dividend must subsequently be paid in the form of shares if a subsequent dividend is paid or if any dividend on ordinary stock is paid. The dividend required for the period, although undeclared and not accounted for in these financial statements, has been deducted in the calculation of basic and diluted earnings per share. The dividend due on February 20, 2010 was settled by the issue and allotment of ordinary stock to the NPRFC (see note 58).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

20 TRADING SECURITIES

	9 months ended	Year ended
	December 31,	March 31,
	2009	2009
	€m	€m

Debt securities — listed	403	125

Trading securities	403	125

The Group holds a portfolio of bonds for trading purposes typically taking positions in sovereign, financial and corporate risk with ratings between investment grade AAA and BBB (average rating AA-).

21 DERIVATIVE FINANCIAL INSTRUMENTS

The Group’s use, objectives and policies on managing the risks that arise in connection with derivatives, including the policies for hedging, are included in the Risk Management note 56. The notional amounts of certain types of financial instruments do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group’s exposure to credit risk. The derivative instruments become assets or liabilities as a result of fluctuations in market rates or prices relative to their terms.

The fair values and notional amounts of derivative instruments held are set out in the following tables:

	Contract /
	notional	Fair values
December 31, 2009	amount	Assets	Liabilities
	€m	€m	€m

Derivatives held for trading
Foreign exchange derivatives
Currency forwards	33,354	218	454
Currency swaps	957	58	20
Over the counter currency options	1,191	9	10

Total foreign exchange derivatives held for trading	35,502	285	484

Interest rate derivatives
Interest rate swaps	182,704	2,078	2,175
Cross currency interest rate swaps	14,936	725	818
Forward rate agreements	17,643	14	15
Over the counter interest rate options	8,732	94	87

Total interest rate derivatives held for trading	224,015	2,911	3,095

Equity and commodity contracts
Equity index linked contracts held	5,493	148	123

Credit derivatives	721	—	—

Total derivative assets/liabilities held for trading	265,731	3,344	3,702

Derivatives held for hedging
Derivatives designated as fair value hedges
Interest rate swaps	28,554	634	595
Cross currency interest rate swaps	922	106	3

Total designated as fair value hedges	29,476	740	598

Derivatives designated as cash flow hedges
Interest rate swaps	63,023	1,155	1,736
Currency forwards	28	—	1
Currency swaps	2,270	585	—

Total designated as cash flow hedges	65,321	1,740	1,737

Total derivative assets/liabilities held for hedging	94,797	2,480	2,335

Total derivative assets/liabilities	360,528	5,824	6,037

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

21 DERIVATIVE FINANCIAL INSTRUMENTS  (continued)

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

Derivatives held for trading above comprise derivatives entered into with trading intent as well as derivatives entered into with economic hedging intent to which the Group does not apply hedge accounting.

As set out in its risk management policy on pages F-141 to F-175, the Group uses netting arrangements and collateral agreements to reduce its exposure to credit losses. Of the derivative assets of €5.8 billion at December 31, 2009 (March 31, 2009: €8.4 billion), €3.8 billion (March 31, 2009: €5.4 billion) are available for offset against

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

21 DERIVATIVE FINANCIAL INSTRUMENTS  (continued)

derivative liabilities under master netting arrangements. These transactions do not meet the criteria under IAS 32 to enable the assets to be presented net of the liabilities.

Placements with other banks includes cash collateral of €1.9 billion (March 31, 2009: €1.9 billion) placed with derivative counterparties in respect of the net derivative liability position of €2.2 billion (March 31, 2009: €2.2 billion).

Net derivative assets of €2.1 billion (March 31, 2009: €3.0 billion) are not covered by master netting arrangements or relate to counterparties covered by master netting arrangements with whom a net asset position was held at the balance sheet date. At December 31, 2009 cash collateral of €0.5 billion (March 31, 2009: €0.7 billion) was held against these assets and is reported within Deposits from banks (see note 35).

The Group designates certain derivatives as hedging instruments in either fair value or cash flow hedge relationships.

Fair value hedges

Certain interest rate and cross currency interest rate derivatives are designated as hedging instruments. These are primarily used to reduce the interest rate and foreign exchange exposure on the Group’s fixed rate debt held and debt issued portfolios.

Cash flow hedges

The Group designates certain interest rate and currency derivatives in cash flow hedge relationships in order to hedge the exposure to variability in future cash flows arising from variable assets and liabilities. Movement in the cash flow hedge reserve are shown in the statement of changes in equity (page F-7).

The periods in which the hedged cash flows are expected to occur are shown in the table below.

		Between 1 to	Between 2 to	More than
December 31, 2009	Up to 1 year	2 years	5 years	5 years	Total
	€m	€m	€m	€m	€m

Forecast receivable cash flows	153	393	1,215	517	2,278

Forecast payable cash flows	(1,056)	(1,240)	(2,457)	(915)	(5,668)

		Between 1 to	Between 2 to	More than
March 31, 2009	Up to 1 year	2 years	5 years	5 years	Total
	€m	€m	€m	€m	€m

Forecast receivable cash flows	3,470	298	1,021	921	5,710

Forecast payable cash flows	(7,865)	(2,704)	(3,681)	(1,137)	(15,387)

The hedged cash flows are expected to impact the income statement in the following periods, excluding any hedge accounting adjustments that may be applied:

		Between 1 to	Between 2 to	More than
December 31, 2009	Up to 1 year	2 years	5 years	5 years	Total
	€m	€m	€m	€m	€m

Forecast receivable cash flows	203	418	1,189	468	2,278

Forecast payable cash flows	(3,159)	(550)	(1,104)	(855)	(5,668)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

21 DERIVATIVE FINANCIAL INSTRUMENTS  (continued)

		Between 1 to	Between 2 to	More than
March 31, 2009	Up to 1 year	2 years	5 years	5 years	Total
	€m	€m	€m	€m	€m

Forecast receivable cash flows	3,903	309	1,014	484	5,710

Forecast payable cash flows	(12,920)	(586)	(1,168)	(713)	(15,387)

During the year ended March 31, 2009, the Group applied hedge accounting to a forecast future borrowing of €252 million, of which €62 million was no longer expected to occur as at March 31, 2009. During the nine month period to December 31, 2009, the remainder of the forecast transaction was no longer expected to occur, and the remaining portion of the cumulative loss on the hedging instrument was reclassified from other comprehensive income to the income statement.

22 OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31,	March 31,
	2009	2009
	€m	€m

Equity securities	6,404	4,397
Government bonds	1,605	1,741
Unit trusts	1,013	894
Debt securities	587	549
Loans and advances	70	23

Other financial assets at fair value through profit or loss	9,679	7,604

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

At December 31, 2009, such assets amounted to €9,224 million (March 31, 2009: €7,195 million). The associated liabilities are included in liabilities to customers under investment contracts and insurance contract liabilities on the balance sheet.

The remaining €455 million (March 31, 2009: €409 million) relates to other Group businesses.

23 LOANS AND ADVANCES TO BANKS

	December 31,	March 31,
	2009	2009
	€m	€m

Placements with other banks	2,683	4,123
Mandatory deposit with central banks	2,107	2,674
Funds placed with central banks	223	1,091
Securities purchased with agreement to resell	20	—

	5,033	7,888
Less allowance for impairment on loans and advances to banks	(2)	(2)

Loans and advances to banks	5,031	7,886

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

23 LOANS AND ADVANCES TO BANKS  (continued)

As set out in its risk management note on pages F-141 to F-175, the Group uses netting arrangements to reduce its exposure to credit losses. Loans and advances with other banks includes money market placements to an international bank counterparty of €nil (March 31, 2009: €0.8 billion), undertaken in the normal course of business, for which a right of set-off in the event of default existed against Deposits from banks of €nil (March 31, 2009: €0.8 billion). In accordance with accounting standards, as there was no intention to settle these balances on a net basis or simultaneously, these balances were recorded as assets and liabilities respectively (see note 34).

Placements with other banks includes cash collateral of €1.9 billion (March 31, 2009: €1.9 billion) placed with derivative counterparties in relation to net derivative liability positions (see note 21).

For the purposes of disclosure of credit risk exposures, loans and advances to banks are included within Other financial instruments of €36.1 billion (March 31, 2009: €46.9 billion) in the risk management note on pages F-141 to F-175.

The Group has entered into transactions to purchase securities with agreement to resell and has accepted collateral that it is permitted to sell or repledge in the absence of default by the owner of the collateral. The fair value of this collateral at December 31, 2009 was €21 million (March 31, 2009: nil).

24 AVAILABLE FOR SALE FINANCIAL ASSETS

	December 31,	March 31,
	2009	2009
	€m	€m

Government bonds	1,055	2,460
Other debt securities
— listed	18,438	21,728
— unlisted	1,391	2,608
Equity securities
— listed	16	26
— unlisted	40	36

Available for sale financial assets	20,940	26,858

At December 31, 2009, available for sale financial assets at fair value of €9.8 billion (March 31, 2009: €7.6 billion) had been pledged to third parties in sale and repurchase agreements.

The movement on available for sale financial assets is analysed as follows:

	9 months	Year
	ended	ended
	December 31,	March 31,
	2009	2009
	€m	€m

As at the beginning of period	26,858	29,307
Revaluation, exchange and other adjustments	874	(953)
Additions	8,587	27,267
Sales	(3,385)	(5,398)
Redemptions	(12,004)	(22,926)
Amortisation	12	56
Impairment charge (note 14)	(2)	(76)
Reclassification	—	(419)

As at end of period	20,940	26,858

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

24 AVAILABLE FOR SALE FINANCIAL ASSETS  (continued)

In accordance with the amendment to IAS 39 disclosed in the accounting policies section on page F-33, during the year ended March 31, 2009 the Group reclassified available for sale financial assets with a carrying amount and fair value of €419 million to loans and advances to customers. At the date of this reclassification, the Group had the intention and ability to hold these assets for the foreseeable future or until maturity. The Group did not make any such reclassifications in the nine months ended December 31, 2009.

The table below sets out the relevant carrying amounts and fair values:

	December 31, 2009		March 31, 2009
	Carrying	Fair	Carrying	Fair
	Amounts	Value	Amounts	Value
	€m	€m	€m	€m

AFS financial assets reclassified to loans and advances to customers	424	432	419	419

Interest income of €11 million and an impairment charge of €22 million have been recognised in the income statement for the nine months ended December 31, 2009 in relation to these assets. If the assets had not been reclassified a fair value gain of €56 million would have been recognised in other comprehensive income and the impairment charge would have been €24 million.

25 LOANS AND ADVANCES TO CUSTOMERS

	December 31,	March 31,
	2009	2009
	€m	€m

Loans and advances to customers	119,926	132,522
Finance leases and hire purchase receivables (see analysis below)	2,510	2,999

	122,436	135,521
Less allowance for impairment charges on loans and advances to customers (note 27)	(2,997)	(1,781)

Loans and advances to customers	119,439	133,740

On December 31, 2009, loans and advances to customers of €9,457 million (net of impairment provision of €2,778 million) were reclassified to loans held for sale to NAMA (see note 26). The total loans and advances to customers above exclude these assets.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

25 LOANS AND ADVANCES TO CUSTOMERS  (continued)

Finance leases and hire purchase receivables

Loans and advances to customers include finance leases and hire purchase receivables, which are analysed as follows:

	December 31,	March 31,
	2009	2009
	€m	€m

Gross investment in finance leases:
Not later than 1 year	1,176	1,339
Later than 1 year and not later than 5 years	1,553	1,932
Later than 5 years	25	36

	2,754	3,307
Unearned future finance income on finance leases	(244)	(308)

Net investment in finance leases	2,510	2,999

The net investment in finance leases is analysed as follows:
Not later than 1 year	1,072	1,215
Later than 1 year and not later than 5 years	1,415	1,751
Later than 5 years	23	33

	2,510	2,999

The Group’s material leasing arrangements include the provision of instalment credit and leasing finance for both consumer and commercial customers.

At December 31, 2009, the accumulated allowance for uncollectable minimum lease payments receivable was €62 million.

Securitisations

Loans and advances to customers include balances that have been securitised but not derecognised, comprising both residential mortgages and commercial loans. In general, the assets, or interests in the assets, are transferred to Special Purposes Entities (SPE’s), which then issue securities to third party investors or to other entities within the Group. All of the Group’s Securitisation SPE’s are consolidated.

Refer to note 52 for further details on these SPE’s, including details of entities that have issued liabilities internal to the Group and thus are capable of being pledged to monetary authorities.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

26 ASSETS AND LIABILITIES HELD FOR SALE TO NAMA

In April 2009, the Minister for Finance announced that NAMA would be established with the purpose of strengthening the Irish financial sector and the NAMA legislation was enacted into law in November 2009.

The participation of Bank of Ireland in the NAMA programme was recommended by the Court of Directors in the Circular of December 18, 2009. It was approved by the stockholders at an Extraordinary General Court on January 12, 2010. Bank of Ireland’s application as a participating institution was approved by the Minister for Finance on February 12, 2010.

NAMA has the power to acquire from Participating Institutions, Eligible Bank Assets, that is, land and development loans and certain associated loans (which are expected to comprise non-land and non-development related loans to borrowers of land and development related loans, or loans to certain associated entities of borrowers who had provided security in respect of the land or development related loans). The geographic distribution of the loans relates to exposures both within and outside Ireland. The Eligible Bank Assets will also include interest rate derivative contracts sold to borrowers by Participating Institutions that relate to hedging the interest rate exposure on the loans to be acquired.

The Eligible Bank Assets are being acquired on a phased basis from April 2010, with the largest systemic exposures to the Irish banking system acquired first. Details of each tranche of assets to be acquired will be set out in the form of an acquisition schedule issued by NAMA prior to each acquisition date. It is expected that all Eligible Assets will have been transferred by December 31, 2010.

In acquiring such assets, NAMA will apply a valuation methodology which will take account of the current market value and the long term economic value on a loan by loan basis. As loan quality, geographic distribution and type of loans vary from institution to institution, each loan will be valued individually. As a result the aggregate discount applied to gross loan values in determining the consideration to be paid by NAMA will vary from institution to institution. Participating Institutions are required to accept the valuations set by NAMA, subject only to certain limited rights of objection.

As consideration for Eligible Bank Assets transferred, NAMA will issue to financial institutions a combination of Government guaranteed bonds, issued by NAMA (not less than 95% of the consideration) and subordinated bonds (not more than 5% of the consideration). These Government guaranteed bonds will be marketable instruments that are capable of being pledged as funding collateral to debt market investors and to monetary authorities such as the ECB.

Payments on the subordinated bonds are subject to the requirement that NAMA has sufficient funds, both annually (in respect of coupon payments) and in order to repay the Government guaranteed bonds and subordinated bonds, based on a measure of financial performance of NAMA in totality (rather than on the financial performance of the Eligible Bank Assets acquired from any particular Participating Institution). The subordinated bonds are not guaranteed by the Irish Government and they are not expected to be marketable, they could have a value less than their nominal face value and the payment of interest and repayment of capital is dependent on the performance of NAMA.

At December 31, 2009, the Group considered that the estimated Eligible Bank Assets which were expected to be transferred to NAMA met the criteria for classification as assets held for sale. Thus, the relevant loans and advances to customers, derivatives and accrued interest have been reclassified to assets held for sale as at December 31, 2009. The assets classified as assets held for sale to NAMA continue to be measured on the same basis as prior to their classification as assets held for sale. In particular, loans and advances to customers continue to be measured at amortised cost less any incurred impairment losses. In accordance with accounting standards, de-recognition of these assets held for sale will occur when substantially all the risks and rewards of ownership have been transferred to NAMA. This will only occur on a phased basis as ownership of each tranche is legally transferred to NAMA.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

26 ASSETS AND LIABILITIES HELD FOR SALE TO NAMA  (continued)

Based on the Eligible Asset Regulations (as contained within the NAMA regulations), internal review work to identify all loans falling within the eligibility criteria and ongoing interaction with NAMA, the Group expects to transfer total land and development and associated loans of approximately gross. €12.2 billion together with related derivatives and accrued interest of €0.2 billion. Net of impairment provisions of €2.8 billion which are held against these loans at December 31, 2009, this estimate would imply a net transfer of €9.6 billion of Eligible Bank Assets to NAMA.

December 31,
2009
€m

Assets held for sale to NAMA
Land and development loans	8,522
Associated loans	3,713

12,235
Impairment provisions	(2,778)

9,457
Derivatives	93
Accrued interest	31

Total assets held for sale to NAMA	9,581

Analysed by operating segment
Retail Republic of Ireland	2,470
UK Financial Services	2,765
Capital Markets	4,346

Total assets held for sale to NAMA	9,581

The fair values and notional amounts of derivative instruments held for sale to NAMA are set out in the table below:

	Contract/
	notional	Fair Values
December 31, 2009	amount	Assets	Liabilities
	€m	€m	€m

Derivatives held for trading
Interest rate derivatives
Interest rate swaps	2,001	88	—
Over the counter interest rate options	348	5	1

Total derivatives held for trading	2,349	93	1

As interactions with NAMA and the internal review work are ongoing and the possibility that loans that are expected to transfer may be repaid or refinanced with other banks, there is uncertainty as to the final amount of eligible assets that will transfer.

The Group expects to incur a loss on disposal of the Eligible Bank Assets to NAMA arising from the difference between the fair value of the consideration to be received and the carrying value of the Eligible Bank Assets to be disposed of together with the costs of disposal and any provision that may be required under accounting standards due to the ongoing cost of servicing these assets on behalf of NAMA.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

26 ASSETS AND LIABILITIES HELD FOR SALE TO NAMA  (continued)

The principal determinant of the expected loss on disposal is the difference between the discount applied to the original gross Eligible Bank Asset value in arriving at NAMA’s valuation and the impairment provisions recorded against the Eligible Bank Assets under Accounting Standards. This discount or haircut to original asset value is calculated on a different basis and using a different methodology to the determination of impairment provisions under accounting standards.

In accordance with Accounting Standards, the loss on disposal will only be recognised on the actual transfer of each tranche of assets to NAMA. At the same time as recognition of such losses, the Bank will benefit from a reduction in its risk weighted assets for regulatory capital purposes.

The loss on disposal of Eligible Bank Assets will be tax deductible. However, the use of such tax losses in future years will be restricted as set out in part 10 of Schedule 3 of the National Asset Management Agency Act 2009 (the “Act”). This inserts a new section 396C into the Taxes Consolidation Act 1997 which limits the utilisation of tax losses carried forward by an institution participating in NAMA. It lengthens the period over which the deferred tax asset created will reverse by restricting the amount of profits against which trading losses can be utilised. The balance is available for indefinite carry forward. There is no time limit on the utilisation of these losses.

In addition, the Act provides that, on the later of ten years after the passing of the Act or the dissolution, restructuring or material alteration of NAMA, in the event that the accounts of NAMA disclose an underlying loss, the Minister for Finance may bring forward legislation to impose a special tax by way of surcharge on Participating Institutions to recover such loss.

The first tranche of assets transferred to NAMA on April 2, 2010. This tranche comprised €1.9 billion of assets (before impairment provision) for which consideration of €1.2 billion in Government guaranteed bonds and subordinated bonds was received. This resulted in a discount to gross loan value of approximately 36%.

These loans (including accrued interest) comprised land and development loans of €0.9 billion and associated loans of €1.0 billion. As at December 31, 2009, the Group held impairment provisions of €0.3 billion against these loans. In addition, the transfer included associated derivatives with a fair value of €15 million.

The nominal consideration receivable for these Eligible Bank Assets amounted to €1.2 billion and a loss of €0.4 billion (before the impact of any adjustment required to record the subordinated debt at fair value and any provision that may be required for ongoing servicing costs) will be recognised in the Group’s income statement for the year ending December 31, 2010.

The limited number and nature of loans involved in this first tranche mean that it may not be a representative sample of the total portfolio of assets held for sale to NAMA and consequently the loss on sale is not necessarily indicative of the loss that the entire portfolio of Eligible Bank Assets that may ultimately transfer. The loss on sale that is expected to ultimately arise for the Group is a function of the quantum of assets to be transferred, the mix of those assets as between land, development and associated loans and the discount that is applied to the assets transferring on a loan by loan basis. Accordingly the Group is currently unable to accurately quantify the ultimate expected loss on transfer of all of the Bank’s Eligible Bank Assets to NAMA.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

27 IMPAIRMENT PROVISIONS

The following tables show the movement in the impairment provisions on loans and advances to customers, inclusive of loans and advances reclassified to loans held for sale to NAMA.

		Non-Property	Property
9 Months Ended December 31, 2009	Residential	SME &	and
Impairment provisions	Mortgages	corporate	construction	Consumer	Total
	€m	€m	€m	€m	€m

Impaired financial assets	471	2,806	9,648	426	13,351

Provision at the beginning of the period	144	480	856	301	1,781
Exchange adjustments	3	22	22	1	48
Amounts written off	(30)	(42)	—	(73)	(145)
Recoveries	—	1	(1)	3	3
Charge against income statement	237	659	2,993	166	4,055
Other movements	5	32	14	(18)	33

Provision at the end of the period	359	1,152	3,884	380	5,775

The provision at December 31, 2009 is split as follows:
Loans and advances to customers	359	1,134	1,124	380	2,997
Loans held for sale to NAMA	—	18	2,760	—	2,778

Provision at the end of the period	359	1,152	3,884	380	5,775

		Non-Property	Property
Year Ended March 31, 2009	Residential	SME &	and
Impairment provisions	Mortgages	corporate	construction	Consumer	Total
	€m	€m	€m	€m	€m

Impaired financial assets	229	1,187	3,538	368	5,322

Provision at the beginning of the period	21	280	108	187	596
Exchange adjustments	3	(6)	2	5	4
Amounts written off	(9)	(134)	(16)	(85)	(244)
Recoveries	4	1	1	2	8
Charge against income statement	127	344	766	198	1,435
Other movements	(2)	(5)	(5)	(6)	(18)

Provision at the end of the period	144	480	856	301	1,781

28 INTEREST IN ASSOCIATES

	December 31,	March 31,
	2009	2009
	€m	€m

At the beginning of the period	22	28
Share of results after tax (note 16)	(2)	(7)
Increase in investments	3	2
Dividend received	—	(1)

At end of period	23	22

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

28	INTEREST IN ASSOCIATES (continued)

In presenting details of the associated undertakings of the Group, the exemption permitted by Regulation 10 of the European Communities (Credit Institutions: Accounts) Regulations, 1992 has been availed of and the Group will annex a full listing of associates to its annual return to the Companies Office.

29 INTEREST IN JOINT VENTURES

	December 31,	March 31,
	2009	2009
	€m	€m

At beginning of period	151	70
Reclassifications	—	175
Share of results after tax (note 16):	37	(35)

— First Rate Exchange Services	27	39
— Property unit trust	10	(63)
— Paul Capital Investment	1	(11)
— Other	(1)	—

Dividends received	—	(34)
Exchange adjustments	6	(25)

At end of period	194	151

30 INTANGIBLE ASSETS

				Other
		Computer	Computer	externally
		software	software	purchased
		externally	internally	intangible
	Goodwill	purchased	generated	assets	Total
	€m	€m	€m	€m	€m

Cost
At April 1, 2009	334	278	828	144	1,250
Exchange adjustments	1	3	5	2	10
Reclassifications	—	(8)	8	—	—
Additions	—	11	31	5	47
Disposals / write offs	(287)	(14)	(39)	(19)	(72)

At December 31, 2009	48	270	833	132	1,235

Accumulated amortisation
At April 1, 2009	(287)	(231)	(473)	(61)	(765)
Exchange adjustments	—	(1)	(2)	1	(2)
Disposals / write offs	287	14	39	19	72
Impairment	—	—	—	(6)	(6)
Charge for the year (note 12)	—	(8)	(61)	(6)	(75)

At December 31, 2009	—	(226)	(497)	(53)	(776)

Net Book Value at December 31, 2009	48	44	336	79	459

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

30 INTANGIBLE ASSETS  (continued)

				Other
		Computer	Computer	externally
		software	software	purchased
		externally	internally	intangible
	Goodwill	purchased	generated	assets	Total
	€m	€m	€m	€m	€m

Cost
At April 1, 2008	293	267	807	149	1,223
Exchange adjustments	41	(12)	(20)	(14)	(46)
Reclassifications	—	—	2	(19)	(17)
Additions	—	35	56	28	119
Disposals / write offs	—	(12)	(17)	—	(29)

At March 31, 2009	334	278	828	144	1,250

Accumulated amortisation
At April 1, 2008	—	(211)	(401)	(41)	(653)
Exchange adjustments	—	5	6	4	15
Disposals / write offs	—	12	10	—	22
Impairment	(287)	—	—	(17)	(17)
Charge for the year (note 12)	—	(37)	(88)	(7)	(132)

At March 31, 2009	(287)	(231)	(473)	(61)	(765)

Net Book Value at March 31, 2009	47	47	355	83	485

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

Impairment testing of goodwill

At December 31, 2009 total goodwill on the Group balance sheet was €48 million (March 31, 2009: €47 million), which is outlined in the table below:

Goodwill	Burdale	Other	Total
	€m	€m	€m

At April 1, 2009	41	6	47
Exchange adjustments	1	—	1

At December 31, 2009	42	6	48

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

30 INTANGIBLE ASSETS  (continued)

	Guggenheim	Iridian	Burdale	Other	Total
	€m	€m	€m	€m	€m

At April 1, 2008	72	168	48	5	293
Exchange adjustments	14	33	(7)	1	41
Impairment	(86)	(201)	—	—	(287)

At March 31, 2009	—	—	41	6	47

Goodwill is allocated to cash generating units at a level which represents the smallest identifiable group of assets that generate largely independent cash flows.

The calculation of the recoverable amount of goodwill for each of these cash generating units is based upon a value in use calculation that discounts expected pre-tax cash flows at an interest rate appropriate to the cash generating unit. The determination of both require the exercise of judgement. The estimation of pre-tax cash flows is sensitive to the periods for which forecasted cash flows are available and to assumptions underpinning the sustainability of those cash flows. While forecasts are compared with actual performance and external economic data, expected cash flows reflect management’s view of future performance.

The values assigned to key assumptions reflect past experience, performance of the business to date and management judgement. The recoverable amount calculations performed for the significant amounts of goodwill are sensitive to changes in the following key assumptions:

Cash flow forecasts

Cash flow forecasts are based on internal management information for a period of up to five years, after which a growth factor appropriate for the business is applied. Initial cash flows are based on performance in the current year and the next four years’ cash flows are consistent with approved plans for each business.

Growth rates

Growth rates beyond five years are determined by reference to local economic growth, inflation projections or long term bond yields. The assumed long term growth rate for Burdale is 2.25%.

Discount rate

The discount rate applied in Burdale is the pre-tax weighted average cost of capital for the Group increased to include a risk premium to reflect the specific risk profile of the cash generating unit to the extent that such risk is not already reflected in the forecast cash flows. A rate of 13.5% has been used in the model.

Certain elements within these cash flow forecasts are critical to the performance of the business. The impact of changes in these cash flows, growth rate and discount rate assumptions has been assessed by the Directors in the review. The Directors consider that reasonable changes in key assumptions used to determine the recoverable amount of Burdale, would not result in any impairment of goodwill.

No impairment was identified in the periods ended December 31, 2009 or the year ended March 31, 2009 in relation to Burdale.

During the year ended March 31, 2009 goodwill in both Iridian and Guggenheim and the other intangibles in Guggenheim were impaired in full resulting in a charge to the income statement of €304 million. During the nine months ended December 31, 2009 these businesses were disposed of. Further information on these disposals is outlined in note 17.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

31 INVESTMENT PROPERTIES

	December 31,	March 31,
	2009	2009
	€m	€m

At beginning of period	1,413	1,511
Exchange adjustment	(17)	—
Revaluation	(98)	(512)
Additions/reclassifications	—	414
Disposals	(33)	—

At the end of period	1,265	1,413

Of the €1,265 million (March 31, 2009: €1,413 million) €983 million (March 31, 2009: €1,062 million) is held on behalf of BoI Life policyholders.

Investment properties are carried at fair value as determined by external qualified property surveyors appropriate to the variety of properties held. Fair values have been calculated using both current trends in the market and recent transactions for similar properties.

During the year ended March 31, 2009 certain other properties were reclassified from assets classified as held for sale to investment properties.

Rental income from investment property amounted to €86 million for the nine months ended December 31, 2009 (year ended March 31, 2009: €100 million). Expenses directly attributable to investment property generating rental income amounted to €27 million for the nine months ended December 31, 2009 (year ended March 31, 2009: €28 million). There were no expenses directly attributable to investment property not generating rental income for the nine months ended December 31, 2009 (or the year ended March 31, 2009).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

32 PROPERTY, PLANT AND EQUIPMENT

	Freehold
	land and				Payments on
	buildings				account and
	and long		Computer		assets in the
	leaseholds		and other	Finance	course of
	(at fair	Adaptations	equipment	lease assets	construction
	value)	(at cost)	(at cost)	(at cost)	(at cost)	Total
	€m	€m	€m	€m	€m	€m

Cost or valuation
At April 1, 2009	272	146	668	7	23	1,116
Exchange adjustments	2	1	4	—	—	7
Additions	—	1	3	—	7	11
Disposals	(1)	(2)	(50)	—	—	(53)
Revaluation	(66)	—	—	—	—	(66)
Reclassifications	—	2	17	—	(19)	—

At December 31, 2009	207	148	642	7	11	1,015

Accumulated depreciation and amortisation
At April 1, 2009	—	(67)	(550)	(7)	—	(624)
Exchange adjustments	—	—	(4)	—	—	(4)
Disposals	—	1	48	—	—	49
Charge for the year (note 12)	—	(11)	(21)	—	—	(32)
Reclassifications	—	1	(1)	—	—	—

At December 31, 2009	—	(76)	(528)	(7)	0	(611)

Net book value at December 31, 2009	207	72	114	—	11	404

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

32 PROPERTY, PLANT AND EQUIPMENT  (continued)

The net book value of property, plant and equipment at December 31, 2009 at fair value was €207 million, while that held at amortised cost amounted to €197 million.

	Freehold
	land and				Payments on
	buildings				account and
	and long		Computer		assets in the
	leaseholds		and other	Finance	course of
	(at fair	Adaptations	equipment	lease assets	construction
	value)	(at cost)	(at cost)	(at cost)	(at cost)	Total
	€m	€m	€m	€m	€m	€m

Cost or valuation
At April 1, 2008	380	124	658	7	35	1,204
Exchange adjustments	(10)	(3)	(19)	—	(4)	(36)
Additions	5	8	28	—	34	75
Disposals	(1)	(1)	(15)	—	—	(17)
Revaluation	(122)	—	—	—	—	(122)
Reclassifications	20	18	16	—	(42)	12

At March 31, 2009	272	146	668	7	23	1,116

Accumulated depreciation and amortisation
At April 1, 2008	—	(55)	(550)	(6)	—	(611)
Exchange adjustments	—	3	14	—	—	17
Disposals	—	—	13	—	—	13
Charge for the year (note 12)	—	(15)	(30)	(1)	—	(46)
Reclassifications	—	—	3	—	—	3

At March 31, 2009	—	(67)	(550)	(7)	—	(624)

Net book value at March 31, 2009	272	79	118	—	23	492

The net book value of property, plant and equipment at March 31, 2009 at fair value was €272 million, while that held at cost amounted to €220 million.

Property

A revaluation of Group property was carried out as at December 31, 2009. All freehold and long leasehold (50 years or more unexpired) commercial properties were valued by Lisneys as external valuers, who also reviewed the valuation of all other property carried out by the Bank’s professionally qualified staff. Valuations were made on the basis of open market value.

	December 31,	March 31,
	2009	2009
	€m	€m

Future capital expenditure
— contracted but not provided in the financial statements	4	17
— authorised by the Directors but not contracted	1	81

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

32 PROPERTY, PLANT AND EQUIPMENT  (continued)

Operating leases

The Group leases a number of branch and office premises to carry out its business. The commercial leases typically are 25 to 35 year operating leases with 5 yearly rent reviews. The majority of the rent reviews are on an upwards only basis. Some leases also include break options. The Group also holds a number of short term leases for less than 10 years and a number of long term leases at market rent with less than 110 years unexpired. On expiry of long term leases greater than 5 years the Group has rights of renewal in the majority of the leases.

Minimum future rentals are the rentals payable under operating leases up to the next available break option where this exists or to expiry date of the lease. Both the required break option notice period and the amount of any penalty rent have been included in the amounts payable below.

Minimum future rentals under non-cancellable operating leases are as follows:

	Payable	Receivable	Payable	Receivable
	December 31,	December 31,	March 31,	March 31,
	2009	2009	2009	2009
	€m	€m	€m	€m

Not later than 1 year	65	3	52	—
Later than 1 year and not later than 5 years	219	8	168	3
Later than 5 years	442	2	369	2

The Group has entered into a small number of sub-leases as lessor which represent properties and components of properties surplus to the Group’s own requirements.

Included in the operating lease rental receivable is an amount of €11 million in relation to sub-lease rental (March 31, 2009: €12 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

33 OTHER ASSETS

	December 31,	March 31,
	2009	2009
	€m	€m

Sundry and other debtors	379	657
Interest receivable	503	636
Value in force of life assurance business (note 53)	497	468
Reinsurance asset	615	437
Accounts receivable and prepayments	176	212
Current tax asset	134	156

Other assets	2,304	2,566

Other assets are analysed as follows:
Within 1 year	1,192	1,661
After 1 year	1,112	905

	2,304	2,566

The movement in the reinsurance asset is noted below:
At beginning of period	437	484
New business	86	108
Changes in business	92	(155)

At the end of the period	615	437

34 OTHER ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

	December 31,	March 31,
Assets	2009	2009
	€m	€m

Assets of Guggenheim	—	7
Assets of Iridian	—	17

Assets classified as held for sale	—	24

	December 31,	March 31,
Liabilities	2009	2009
	€m	€m

Liabilities of Guggenheim	—	4
Liabilities of Iridian	—	10

Liabilities classified as held for sale	—	14

These companies were disposed of during the nine months ended December 31, 2009. Information on the sale of both Guggenheim and Iridian is outlined in note 17.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

35 DEPOSITS FROM BANKS

	December 31,	March 31,
	2009	2009
	€m	€m

Deposits from banks	4,639	9,210
Securities sold under agreement to repurchase	12,994	19,508
Other bank borrowings	270	96

Deposits by banks	17,903	28,814

As set out in the risk management note on pages F-141 to F-175, the Group uses netting arrangements to reduce its exposure to credit losses. Deposits from banks includes money market placements by an international bank counterparty of €nil (March 31, 2009: €0.8 billion, undertaken in the normal course of business, for which a right of set-off in the event of default existed against Loans and Advances to banks of €nil (March 31, 2009: €0.8 billion). In accordance with accounting standards, as there was no intention to settle these balances on a net basis or simultaneously, these balances were recorded as liabilities and assets respectively (see note 34).

Deposits from banks includes cash collateral of €0.5 billion (March 31, 2009: €0.7 billion) received from derivative counterparties in relation to net derivative asset positions (see note 21).

The Group has developed significant pools of eligible collateral from its balance sheet which are capable of being pledged in the secondary market and through the normal market operations of the Monetary Authorities to provide access to secured funding. At December 31, 2009, the net drawings, from Monetary Authorities, were €8 billion (March 31, 2009: €17 billion).

36 CUSTOMER ACCOUNTS

	December 31,	March 31,
	2009	2009
	€m	€m

Term deposits and other products	35,169	40,437
Demand deposits	34,979	28,808
Current accounts	14,664	13,874

Customer accounts	84,812	83,119

At December 31, 2009, the Group’s largest 20 customer deposits amounted to 11% (March 31, 2009) of total customer accounts. Information on the contractual maturities of customer accounts is set out in note 56 Risk Management.

At December 31, 2009 Customer accounts included an amount of €nil (March 31, 2009: €nil) from a global financial institution. The Group had placed net cash with a banking affiliate of the same institution of €nil (March 31, 2009: €nil).

37 DEBT SECURITIES IN ISSUE

	December 31,	March 31,
	2009	2009
	€m	€m

Bonds and medium term notes	25,571	23,986
Other debt securities in issue	17,573	21,147

Debt securities in issue	43,144	45,133

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

38	LIABILITIES TO CUSTOMERS UNDER INVESTMENT AND INSURANCE CONTRACTS

	December 31,	March 31,
Investment contract liabilities	2009	2009
	€m	€m

Liabilities to customers under investment contracts at fair value	5,050	4,084

The movement in gross life insurance contract liabilities can be analysed as follows:

	December 31,	March 31,
Insurance contract liabilities	2009	2009
	€m	€m

At beginning of period	5,634	7,140
New business	710	662
Changes in business	314	(2,168)

At end of period	6,658	5,634

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

The assumptions are also set out in accordance with the Insurance Regulations and contain a margin for adverse development. The key assumption used in the valuation of insurance contract liabilities are:

Interest rate:	The interest rates are derived in accordance with the guidelines in the Insurance Regulations. Margins for risk are allowed for in the derived interest rate.

Mortality and morbidity:	The mortality and morbidity assumptions, which include an allowance for improvements in longevity for annuitants, are set with regard to the Group’s actual experience and/or relevant industry data.

Maintenance expenses:	Allowance is made for future policy costs and expense inflation explicitly.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

38	LIABILITIES TO CUSTOMERS UNDER INVESTMENT AND INSURANCE CONTRACTS (continued)

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

Capital Management and Available Resources

The Group holds technical reserves to meet its liabilities to policyholders based on prudent actuarial assumptions. In addition, the Financial Regulator requires the Group’s life assurance operation to hold shareholder equity that exceeds a statutory margin, the required minimum regulatory solvency margin. The table below sets out the shareholder equity held by the Group’s life assurance operation compared to the required minimum regulatory margin as at December 31, 2009.

	December 31,	March 31,
	2009	2009
	€m	€m

Minimum regulatory solvency margin	173	178

Shareholder equity held for life business	345	290

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

39 SUBORDINATED LIABILITIES

		December 31,		March 31,
	Notes	2009		2009
		€m		€m

Undated Loan Capital
Bank of Ireland UK Holdings plc
€600 million 7.40% Guaranteed Step-up Callable Perpetual Preferred Securities	a, b	499	(1, 2, 4)	637
Stg£350 million 6.25% Guaranteed Callable Perpetual Preferred Securities	b, c	52	(1, 2, 4)	381
BoI Capital Funding (No 1) LP
€600 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	d, e	342	(1, 2, 4)	592
BoI Capital Funding (No 2) LP
US$800 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	e, f,	272	(1, 2, 4)	674
BoI Capital Funding (No 3) LP
US$400 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	e, g	139	(1, 2, 4)	345
BoI Capital Funding (No 4) LP
Stg£500 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	e, h	40	(1, 2, 4)	587
Bank of Ireland
Stg£75 million 13 3/8% Perpetual Subordinated Bonds	i	140		134
Bristol & West plc
Stg£32.6 million 8 1/8% Non-Cumulative Preference Shares	j	37		35

		1,521		3,385

Dated loan capital
€750 million 6.45% Subordinated Bonds 2010		754		775
€600 million Subordinated Floating Rate Notes 2013	k	—		—
Can$400 million Fixed/Floating Rate Subordinated Notes 2015		229		229
€600 million Subordinated Floating Rate Notes due 2017		599	(3)	599
€750 million Floating Rate Subordinated Notes 2017		749	(3)	749
Stg£400 million Fixed/Floating Rate Subordinated Notes 2018		449	(3)	428
US $600 million Subordinated Floating Rate Notes due 2018		416	(3)	450
Stg£75 million 10 3/4% Subordinated Bonds 2018		96		95
€650 million Fixed/Floating Rate Subordinated Notes 2019		688	(3)	692
Stg£450 million dated callable Step-up Fixed/Floating Rate Subordinated Notes September 2020	l	552		540

		4,532		4,557

		6,053		7,942

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

39 SUBORDINATED LIABILITIES  (continued)

(1)	In June 2009 the Group repurchased certain amounts of these subordinated liabilities. Information on the repurchase of these subordinated liabilities are shown in note 9.

(2)	On January 19, 2010, the Group advised the Stock Exchange that the EU Commission had indicated that, in line with its policy and pending its assessment of the Group’s restructuring plan (which is required in compliance with EU State aid rules), that the Group should not make coupon payments on its Tier 1 and Upper Tier 2 capital instruments unless under a binding legal obligation to do so.

(3)	On February 12, 2010, the Group announced that it had completed an Exchange offer for outstanding notes relating to these five lower Tier 2 securities. For further information see note 58.

(4)	On April 26, 2010, the Group announced a debt for equity swap on certain of the above securities.

Undated loan capital

(a)	The securities are redeemable in whole or in part at the option of the Issuer subject to the prior consent of the Financial Regulator and of the Bank, at their principal amount together with any outstanding payments on March 7, 2011 or any coupon payment date thereafter. They bear interest at a rate of 7.40% per annum to March 7, 2011 and thereafter at a rate of 3 month Euribor plus 3.26% per annum, reset quarterly.

(b)	The rights and claims of the holder of the Preferred Securities are subordinated to the claims of the senior creditors of the Issuer or of the Bank (as the case may be) in that no payment in respect of the Preferred Securities or the guarantee in respect of them shall be due and payable except to the extent that the Issuer or the Bank (as applicable) is solvent and could make such payment and still be solvent immediately thereafter. Upon any winding up of the Issuer or the Bank (in respect of claims under the guarantee), the holders of the Preferred Securities will rank pari passu with the holders of the most senior class or classes of preference shares or stock (if any) of the Issuer or of the Bank then in issue and in priority to all other shareholders of the Issuer and of the Bank.

(c)	The securities are redeemable in whole but not in part at the option of the Issuer subject to the prior consent of the Financial Regulator and of the Bank, at their principal amount together with any outstanding payments on March 7, 2023 or any coupon date thereafter. They bear interest at a rate of 6.25% per annum to March 7, 2023 and thereafter at a rate of 6 month Stg£ Libor plus 1.70% per annum, reset semi annually.

(d)	The securities are redeemable, subject to the prior approval of the Financial Regulator, on March 3, 2010 or any distribution payment date thereafter, in whole but not in part, at the option of BoI G.P. No. 1 Limited, which is the General Partner of the Issuer, at their principal amount plus any outstanding payments due. They bear interest at a rate of 6.25% per annum to March 3, 2007 and thereafter at a variable rate of interest per annum which is the lesser of (i) the aggregate of 0.10% per annum and the annual spot 10 year EUR fixed versus 6 month Euribor swap rate and (ii) 8% per annum.

(e)	The issuer will not pay any distributions and the guarantor will not make any payment in respect of distributions under the subordinated guarantee to the extent that such payment would exceed adjusted distributable reserves or even if adjusted distributable reserves are sufficient to the extent that such payment would breach or cause a breach of Capital Adequacy Regulations then applicable to the Group as determined by the Guarantor’s Court of Directors; or to the extent that the Guarantor is not meeting its minimum capital requirements or is not meeting its solvency ratios; or provided a Deemed Declaration Notice has not been delivered, if the Guarantor’s Court of Directors has resolved no distributions should be made; or if the Regulator has instructed the General Partner or the Guarantor not to make such payment.

The Preferred Securities, together with the subordinated guarantee, are intended to provide holders with rights on liquidation equivalent to non-cumulative Stg£1 and €1.27 preference stock of the Guarantor. Claims under the Preferred Securities in respect of any liquidation distributions will rank senior to the rights of the General

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

39 SUBORDINATED LIABILITIES  (continued)

Partner in respect of other partnership interests issued by the Issuer and pari passu with claims of the holders of all other preferred securities issued by the Issuer which rank pari passu with the Preferred Securities.

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

(f)	The securities are redeemable, subject to the prior approval of the Financial Regulator, on February 1, 2016 or any distribution payment date thereafter, in whole but not in part, at the option of BoI G.P. No. 1 Limited, which is the General Partner of the Issuer, at the liquidation preference amount plus any additional amounts and outstanding payments due. They bear interest at a rate of 5.571% per annum up to but excluding February 1, 2016 and thereafter at a floating rate of interest of 1.68% per annum above the rate for US$ Libor 3 month US dollar deposits.

(g)	The securities are redeemable, subject to the prior approval of the Financial Regulator, on February 4, 2016 or on every subsequent tenth anniversary date of February 4, 2016, in whole but not in part, at the option of BoI G.P. No. 1 Limited, which is the General Partner of the Issuer, at the liquidation preference amount plus any additional amounts and outstanding payments due. They bear interest at a rate of 6.107% per annum up to but excluding February 4, 2016 and thereafter at a floating rate of interest of 1.06% per annum above the rate for US$ Libor 3 month US dollar deposits.

(h)	The securities are redeemable, subject to the prior approval of the Financial Regulator, on April 3, 2017 or any distribution date thereafter, in whole but not in part, at the option of BoI G.P. No. 1 Limited, which is the General Partner of the Issuer, at the liquidation preference amount plus any additional amounts and outstanding payments due. They bear interest at a rate of 6.4295% per annum up to but excluding April 3, 2017 and thereafter at a floating rate of interest of 1.50% per annum above the rate for Stg£ Libor 3 month sterling deposits.

(i)	The 13 3/8% Perpetual Subordinated Bonds which have a nominal value of Stg£75 million were revalued as part of the fair value adjustments on the acquisition of Bristol & West plc.

(j)	These preference shares which are non-redeemable, non-equity shares rank equally amongst themselves as regards participation in profits and in priority to the ordinary shares of Bristol & West plc.

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

On October 1, 2007 in connection with the transfer of the business of Bristol & West plc to Bank of Ireland, Bank of Ireland entered into a Guarantee and Capital Maintenance Commitment (the Guarantee) with respect to the preference shares. Under the terms of the Guarantee, the liability of Bristol & West plc in relation to the ongoing payment of dividends and any repayment of capital in relation to the preference shares that remained following the transfer of business would be protected. Under the Guarantee, Bank of Ireland agreed subject to certain conditions to (i) contribute capital to Bristol & West plc to the extent required to ensure that Bristol & West plc has sufficient distributable reserves to pay the dividends on the preference shares and to the extent required, repay the preference share capital and (ii) guarantee Bristol & West plc’s obligations to make repayment of the dividends and preference share capital.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

39 SUBORDINATED LIABILITIES  (continued)

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

The table on page F-84 provides a description of the dated loan capital, all of which with the exception of the issue marked (l) were issued under the Bank’s Euro Note Programme.

•	the currency of the issue;

•	if the issue is fixed, floating or a combination of both; and

•	maturity.

(k)	On February 10, 2010 the €750 million 6.45% subordinated bonds were redeemed on reaching their maturity date.

(l)	On August 7, 2008 the Group issued Stg£450 million dated callable Step-up Fixed / Floating Rate Subordinated Notes due September 2020.

40	OTHER LIABILITIES

	December 31,	March 31,
	2009	2009
	€m	€m

Accrued interest payable	863	929
Notes in circulation	715	660
Sundry creditors	312	323
Accruals and deferred income	217	229
Current taxation	121	103
Other	671	805

Other liabilities	2,899	3,049

Other liabilities at December 31, 2009 and at March 31, 2009 are due within 1 year.

The Bank is authorised to issue bank notes in Northern Ireland under the Bankers (Ireland) Act, 1845 and the Bankers (Northern Ireland) Act, 1928.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

41	PROVISIONS

		Onerous
	Restructuring	Contracts	Legal	Total
	€m	€m	€m	€m

As at April 1, 2009	52	12	23	87
Exchange adjustments	2	1	—	3
Charge to income statement	—	1	88	89
Utilised during the period	(32)	(2)	(2)	(36)
Unused amounts reversed during the period	—	(1)	—	(1)

As at December 31, 2009	22	11	109	142

		Onerous
	Restructuring	Contracts	Legal	Total
	€m	€m	€m	€m

As at April 1, 2008	34	4	9	47
Exchange adjustments	(2)	(1)	—	(3)
Charge to income statement	44	11	20	75
Utilised during the period	(23)	(1)	(3)	(27)
Unused amounts reversed during the period	(1)	(1)	(3)	(5)

As at March 31, 2009	52	12	23	87

Restructuring

During the year ended March 31, 2009 the Group commenced the process of aligning its structure and cost base to an environment of lower levels of business and activity. The Group commenced a number of downsizing initiatives with an expected associated cost of €83 million. These initiatives included the cessation of mortgage lending through the intermediary channel in the UK and downsizing of some activities within Capital Markets and in the UK business banking operations.

The principal assumptions underlying the provision calculation relate to the timing and cost of executing the initiatives and particularly the number, mix, timing and net cost of associated staff reductions.

It is expected that this provision will be used within the next 2 years.

Onerous Lease

Partly as a result of the Group’s restructuring of its operations, the Group is a lessee in a number of non-cancellable leases over properties that it no longer occupies. The present value of future lease payments on these properties, less any rental income receivable from sub-leasing, has been provided for.

Legal

This provision includes certain legal claims brought against the Group by third parties. Legal claims are subject to many uncertainties, and their outcome is often difficult to predict both in terms of timing and economic impact.

Of the increase in the legal provision €74 million relates to the unfavourable court ruling in connection with a European property investment.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

42	DEFERRED TAX

	December 31,	March 31,
	2009	2009
	€m	€m

The movement on the deferred tax account is as follows:
At beginning of period	(510)	(14)
Income statement credit for period (note 18)	(356)	(116)
Available for sale financial assets — charge/(credit) other comprehensive income	131	(162)
Cash flow hedges — transferred to other comprehensive income	39	(104)
Revaluation/reclassification of property during period	(7)	(17)
Pension	(25)	(83)
Other movements	(3)	(14)

At end of period	(731)	(510)

Deferred tax assets and liabilities are attributable to the following items:
Deferred tax liabilities
Accelerated capital allowances:
— on finance leases	30	40
— on equipment used by the Group	17	20
Property revaluation surplus	19	27
Life companies	35	—
Other temporary differences	70	10

Deferred tax liabilities	171	97

Deferred tax assets
Pensions and other post retirement benefits	243	211
Provision for loan impairment	12	12
Other provisions	—	6
Cash flow hedge reserve	80	116
Available for sale reserve	86	219
Life companies	—	23
Unutilised tax losses	475	—
Other temporary differences	6	20

Deferred tax assets	902	607

Represented on the balance sheet as follows:
Deferred tax assets	(865)	(560)
Deferred tax liabilities	134	50

	(731)	(510)

In presenting the deferred tax balances above, under IAS 12, the Group offset deferred tax assets and liabilities where:

•	an entity has a legally enforceable right to set off current tax assets against current tax liabilities; and

•	the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

42	DEFERRED TAX (continued)

Deferred tax liabilities have not been recognised for tax that may be payable if earnings of certain overseas subsidiaries were remitted to Ireland, as the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Unremitted earnings for overseas subsidiaries at December 31, 2009 totalled €1,222 million (March 31, 2009: €1,455 million).

The deferred tax asset of €902 million includes an amount of €475 million at December 31, 2009 in respect of operating losses which are available to relieve future profits from tax. This deferred tax asset has been recognised on the basis that it is probable it will be recovered as the Directors are satisfied that it is probable that the Group will have sufficient future taxable profits against which the deferred operating losses can be utilised. Under current Irish and UK tax legislation, there is no time restriction on the utilisation of these losses.

Deferred tax assets have not been recognised in respect of US tax credits amounting to €1 million, US tax losses of €83 million and US temporary differences of €3 million. €11 million of the US tax losses expire in the period 2020 to 2028 with €72 million due to expire in 2029. There is no expiration date on the tax credits. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilise the benefits.

The deferred tax credit in the income statement comprises the following temporary differences:

	December 31,	March 31,
	2009	2009
	€m	€m

Accelerated tax depreciation	(17)	(37)
Pensions and other retirement benefits	(6)	(9)
Other provisions	30	(2)
Life companies	58	(92)
Other temporary differences	43	(2)
Current period losses	(466)	—
Prior year adjustment	2	26

Total deferred tax	(356)	(116)

43	RETIREMENT BENEFIT OBLIGATIONS

The Group operates a number of defined benefit and defined contribution schemes in Ireland and overseas. The defined benefit schemes are funded and the assets of the schemes are held in separate trustee administered funds. In determining the level of contributions required to be made to each scheme and the relevant charge to the income statement the Group has been advised by independent actuaries, Towers Watson.

The most significant defined benefit scheme in the Group is the Bank of Ireland Staff Pension Fund (BSPF) which accounts for approximately 81% of the pension liability on the consolidated Group balance sheet. The BSPF was closed to new members from October 1, 2006, with the exception of a number of new entry-level employees, (who joined from October 1, 2006 to November 21, 2007), who were offered the one-off option to join the scheme. All new employees in the Group from November 21, 2007 are eligible to become members of the Bank of Ireland Group Pension Fund (“The BIGPF”) or the Bank of Ireland Group UK Pension Fund. The BIGPF is a hybrid scheme which includes elements of both a defined benefit and a defined contribution scheme.

Retirement benefits under the BSPF and the other defined benefit plans are calculated by reference to pensionable service and pensionable salary at normal retirement date.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

43	RETIREMENT BENEFIT OBLIGATIONS (continued)

The last formal valuation of the BSPF, using the projected unit method, was carried out at March 31, 2007. The projected unit method measures liabilities taking account of the projected future levels of pensionable earnings at the time of commencement of benefits i.e. at normal retirement date.

The valuation disclosed that the fair value of scheme assets, after allowing for expected future increases in earnings and pensions, represented 109% of the benefits that had accrued to members. The actuary recommended a contribution rate increase of 0.7% of salaries in the funding programme following the conclusion of the valuation. The next formal valuation is being performed as at March 31, 2010 and will be completed during 2010. The BSPF met the statutory funding standard as at March 31, 2007, however the Fund did not meet the statutory funding standard as at March 31, 2009 and as a result the Trustees and the Bank will be putting a proposal to the Pensions Board to address this deficit. On April 7, 2010 the Group announced that it was proposing to make a number of changes affecting pensions benefits. Further information is outlined in note 58 (g).

The actuarial valuations are available for inspection to the members of the schemes but are not available for public inspection. The financial assumptions used in deriving the valuation are set out in the table below.

Financial assumptions

	December 31,		March 31,
	2009		2009
	% per annum		% per annum

Irish Schemes
Inflation rate	2.10		2.00
Discount rate	5.60		5.95
Rate of general increase in salaries	2.73	*	2.62	*
Rate of increase in pensions in payments	2.49	*	2.40	*
Rate of increase to deferred pensions	2.10		2.00
UK Schemes
Inflation rate	3.50		2.75
Discount rate	5.70		6.50
Rate of general increase in salaries	4.33	*	3.61	*
Rate of increase in pensions in payments	3.82	*	3.05	*
Rate of increase to deferred pensions	3.50		2.75

*	Weighted average increase across all Group schemes.

The discount rates for the Irish and UK schemes are based on the iBoxx over 10 year AA-rated Euro corporate bond index and the iBoxx over 15 year AA-rated Sterling corporate bond index respectively.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

43	RETIREMENT BENEFIT OBLIGATIONS (continued)

Mortality assumptions

In the last quarter of 2008, the Society of Actuaries in Ireland presented the results of their mortality investigations to the Pensions Board. This included an outline for future improvements in life expectancies. The Bank decided to adopt these assumptions for the purposes of calculating the liabilities of all its Republic of Ireland schemes at March 31, 2009. The table below sets out life expectancies based on these assumptions.

Post retirement mortality assumptions (Main Scheme)

	December 31,	March 31,
	2009	2009
	Years	Years

Longevity at age 70 for current pensioners
Male	16.7	16.5
Female	18.3	18.1
Longevity at age 60 for active members currently aged 60 years
Male	26.4	26.2
Female	28.1	28.0
Longevity at age 60 for active members currently aged 40 years
Male	29.2	29.0
Female	30.4	30.3

The expected long term rates of return and market value of assets of the material defined benefit plans on a combined basis as at December 31, 2009 and March 31, 2009 were as follows:

	December 31, 2009				March 31, 2009
	Expected long term rate of return				Expected long term rate of return
				Market				Market
	RoI	UK	Fund	Value	RoI	UK	Fund	Value
	%	%	%	€m	%	%	%	€m

Equities	7.25	8.25	54.8	2,047	7.75	8.5	48.2	1,446
Debt Securities	4.6	5.0	36.8	1,373	4.6	5.6	40.3	1,210
Property	6.3	6.35	6.8	255	6.0	6.2	9.5	285
Cash and other	3.0	4.4	1.6	59	3.0	3.5	2.0	62

Total market value of schemes assets				3,734				3,003
Actuarial value of liabilities of funded schemes				(5,356)				(4,472)

Aggregate deficit in funded schemes				(1,622)				(1,469)
Unfunded schemes				(9)				(9)

Net defined benefit pension deficit				(1,631)				(1,478)
Defined Contribution schemes				(1)				—

				(1,632)				(1,478)

This is shown in the balance sheet as:-				1,638				1,485
Retirement benefit obligations				(6)				(7)

Retirement benefit asset				1,632				1,478

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

43	RETIREMENT BENEFIT OBLIGATIONS (continued)

Substantially all of the scheme assets have been valued on a bid basis.

The expected rate of return on individual asset classes is estimated using current and projected economic and market factors at the measurement date, based on the global asset model employed by the Group actuary. The overall expected return on plan assets is based upon the weighted average of the assumed returns on the major asset classes. The expected long term rate of return on the total of the Group schemes assets as at December 31, 2009 is 6.2% (March 31, 2009: 6.3%).

The expected returns on the debt securities is derived from gilt yields and corporate bond yields. This has decreased for the UK schemes mainly due to a reduction in UK corporate bond yields. Approximately 65% of the value of debt securities is held in a liability driven investment portfolio.

The retirement benefit scheme assets includes Bank of Ireland stock amounting to €3 million (March 31, 2009: €1 million) and property occupied by Bank of Ireland Group companies to the value of €25 million (March 31, 2009: €28 million).

The following table sets out the components of the cost of the defined benefit schemes for the period ended December 31, 2009 and the year ended March 31, 2009.

Components of pension expenses

	December 31,	March 31,
	2009	2009
	€m	€m

Current service cost	91	150
Past service cost	2	8
Curtailments	(3)	—
Expected return on retirement benefit scheme assets	(142)	(262)
Interest cost on pension scheme liabilities	199	277

Cost of providing defined retirement benefits	147	173

Actual return on scheme assets

	9 months ended	Year ended
	December 31,	March 31,
	2009	2009
	€m	€m

Expected return on scheme assets	142	262
Actuarial gain/(loss) on scheme assets	574	(1,176)

Actual return on scheme assets	716	(914)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

43	RETIREMENT BENEFIT OBLIGATIONS (continued)

Movement in defined benefit obligations during the period

	9 months ended	Year ended
	December 31,	March 31,
	2009	2009
	€m	€m

Defined benefit obligation at beginning of the period	4,481	4,762
Current service cost	91	150
Actual member contributions	11	16
Past service cost	2	8
Interest cost	199	277
Actuarial loss/(gain) on scheme liabilities	643	(470)
Benefits paid	(100)	(137)
Curtailments	(3)	—
Currency loss/(gain)	41	(125)

Defined benefit obligation at the end of the period	5,365	4,481

Movement in the fair value of scheme assets during the period

	9 months ended	Year ended
	December 31,	March 31,
	2009	2009
	€m	€m

Fair value of scheme assets at the beginning of the period	3,003	3,967
Expected return	142	262
Actual member contributions	11	16
Actuarial gain/(loss) on scheme assets	574	(1,176)
Contributions by employer	93	114
Benefits paid	(100)	(137)
Currency gain/(loss)	11	(43)

Fair value of scheme assets at the end of the period	3,734	3,003

Statement of Other Comprehensive Income

	9 months	Year
	ended	ended
	December 31,	March 31,
	2009	2009
	€m	€m

Actuarial gain/(loss) on scheme assets	574	(1,176)
Experience gain on scheme liabilities	33	63
(Loss)/gain on change of assumptions (financial and demographic)	(676)	407
Currency (loss)/gain	(30)	82

Total loss recognised in Other Comprehensive Income during the period before adjustment of tax	(99)	(624)

Cumulative amount of losses recognised in Other Comprehensive Income to the end of period	(1,085)	(986)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

43	RETIREMENT BENEFIT OBLIGATIONS (continued)

History of experience gains and losses

	9 month	Year	Year	Year	Year
	ended	ended	ended	ended	ended
	December 31,	March 31,	March 31,	March 31,	March 31,
	2009	2009	2008	2007	2006
	€m	€m	€m	€m	€m

Actuarial gain/(loss) on scheme assets:
Amount	574	(1,176)	(823)	144	401
Percentage of scheme assets	15.4%	(39.2%)	(20.7%)	3.2%	9.9%
Experience gain/(loss) on scheme liabilities:
Amount	33	63	(58)	(126)	(46)
Percentage of scheme liabilities	0.6%	1.4%	(1.2%)	(2.5%)	(0.9%)
Total actuarial (loss)/gain recognised in SOCI*
Amount	(99)	(624)	(244)	213	131
Percentage of scheme liabilities	(1.8%)	(13.9%)	(5.1%)	4.2%	(2.7%)

*	Statement of Comprehensive Income.

Defined benefit pensions

	December 31,	March 31,	March 31,	March 31,	March 31,
	2009	2009	2008	2007	2006
	€m	€m	€m	€m	€m

Present value of obligations	5,365	4,481	4,762	5,092	4,878
Scheme assets	3,734	3,003	3,967	4,505	4,070

Deficit within schemes	1,631	1,478	795	587	808

The deficit above includes a deficit of €1,474 million (March 31, 2009: €1,311 million) relating to the defined benefit schemes in the Bank.

Expected employer contributions and expected employee contributions for the year ended December 31, 2010 are €120 million and €15 million respectively.

Sensitivity analysis for each of the assumptions used to measure the scheme liabilities at December 31, 2009.

BSPF
Factor	Change in assumption	Impact on actuarial liabilities

Discount rate	Decrease 0.1%	Increase 2.1%
Rate of Inflation	Increase 0.1%	Increase 2.1%
Rate of salary growth	Increase 0.1%	Increase 0.7%
Life expectancy	Increase by 1 year	Increase 2.4%

While the table above shows the impact of an individual assumption change, a change in one assumption could impact on other assumptions due to the relationship between assumptions.

44	CONTINGENT LIABILITIES AND COMMITMENTS

The table below gives the contract amounts of contingent liabilities and commitments. The maximum exposure to credit loss under contingent liabilities and commitments is the contractual amount of the instrument in the event of non-performance by the other party where all counter claims, collateral or security prove worthless.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

44	CONTINGENT LIABILITIES AND COMMITMENTS (continued)

	December 31,	March 31,
	2009	2009
	€m	€m

Contingent Liabilities
Acceptances and endorsements	27	19
Guarantees and irrevocable letters of credit	1,599	1,879
Other contingent liabilities	799	670

	2,425	2,568

Commitments
Documentary credits and short term trade related transactions	186	260
Undrawn note issuance and revolving underwriting facilities	121	157
Undrawn formal standby facilities, credit lines and other commitments to lend
— revocable or irrevocable with original maturity of 1 year or less	15,837	17,721
— irrevocable with original maturity of over 1 year	8,887	8,781

	25,031	26,919

In common with other banks, the Group conducts business involving acceptances, performance bonds and indemnities. The majority of these facilities are offset by corresponding obligations of third parties.

An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange, which have been paid and subsequently rediscounted.

Guarantees and letters of credit are given as security to support the performance of a customer to third parties. As the Group will only be required to meet these obligations in the event of the customer’s default, the cash requirements of these instruments are expected to be considerably below their nominal amounts.

Other contingent liabilities primarily include performance bonds and are generally short term commitments to third parties which are not directly dependent on the customers credit worthiness. The Group is party to legal actions arising out of its normal business operations. The Directors believe that adequate provision has been made in respect of this litigation. The other contingent liabilities disclosed include an amount relating to one matter under litigation. This amount has not been separately disclosed as, in line with the exemption in IAS 37, doing so could be prejudicial to the claim and the Group is satisfied that this litigation is not expected to have a significant adverse effect on its financial position.

Documentary credits commit the Group to make payments to third parties, on production of documents, which are usually reimbursed immediately by customers.

Commitments to lend are agreements to lend to a customer in the future, subject to certain conditions.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

45	CAPITAL STOCK

Authorised

	December 31,	March 31,
	2009	2009

€	€m	€m
2,000 (March 31, 2009: 2,000) million units of €0.64 of ordinary stock	1,280	1,280
100 million units of non-cumulative preference stock of €1.27 each	127	127
100 million units of undesignated preference stock of €0.25 each	25	25
3.5 billion units of non-cumulative preference stock (2009 preference stock) of €0.01 each	35	35
Stg£	£m	£m
100 million units of non-cumulative preference stock of Stg£1 each	100	100
100 million units of undesignated preference stock of Stg£0.25 each	25	25
US$	$m	$m
8 million units of non-cumulative preference stock of US$25 each	200	200
100 million units of undesignated preference stock of US$0.25 each	25	25

Allotted and fully paid

	December 31,	March 31,
	2009	2009
	€m	€m

993.0 (March 31, 2009: 994.1) million units of €0.64 of ordinary stock	636	636
33.2 (March 31, 2009: 32.1) million units of €0.64 of treasury stock	21	21
1.9 million units of non-cumulative preference stock of Stg£1 each	3	3
3.0 million units of non-cumulative preference stock of €1.27 each	4	4
3.5 billion units of non-cumulative preference stock (2009 preference stock) of €0.01 each	35	35

	699	699

Ordinary stock

The weighted average ordinary stock in issue at December 31, 2009 used in the earnings per share calculation, excludes the treasury stock which does not represent ordinary stock in issue. Treasury stock does not rank for dividend. While own stock held for the benefit of life assurance policyholders legally rank for dividend, in line with accounting standards this dividend does not accrue in the Group financial statements.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

45	CAPITAL STOCK (continued)

Movements in issued Ordinary and treasury stock (units)

	Ordinary		Treasury
	December 31,	March 31,	December 31,	March 31,
	2009	2009	2009	2009

As at the beginning of period	994,107,002	980,482,472	32,118,677	45,734,778
Sharesave scheme	(1,189)	8,429	1,189	—
Long term incentive plan (LTIP)	6,733	—	(6,733)	—
Employee stock issue scheme	—	4,157,268	—	(4,157,268)
Stock sold /purchased and held for the benefit of life assurance policyholders	(1,110,682)	9,458,833	1,110,682	(9,458,833)

As at end of period	993,001,864	994,107,002	32,223,815	32,118,677

At an Extraordinary General Court of the Bank of Ireland held on March 27, 2009, the authorised ordinary stock was increased from 1,500 million units to 2,000 million units at a par value of €0.64 per unit to facilitate the issue of the warrants as part of the National Pensions Reserve Fund Commission (NPRFC) investment as described in Note 45.

During the period ended December 31, 2009 the total ordinary stock in issue decreased from 994,107,002 units of nominal value of €0.64 each to 993,001,864 units of nominal value of €0.64 each as a result of:

—	1,189 units of ordinary stock were redeemed due to a correction in relation to the exercise of options under the terms of the SAYE 2003 Scheme at prices of €7.84.

—	6,733 units of ordinary stock were issued under the 1999 Long term Incentive Plan under the matching stock rule.

—	10,104,443 units of ordinary stock held by the Group’s life assurance company as at March 31, 2009 are categorised as “own shares”. 1,110,682 units of ordinary stock were acquired by the life assurance company during the period ended December 31, 2009. At December 31, 2009 the Group’s life assurance company held 11,215,125 units of ordinary stock as “own shares”.

All units of ordinary stock in issue carry the same voting rights. All issued stock is fully paid.

Further information on changes to the Ordinary Stock since December 31, 2009 is outlined in note 58.

Preference Stock — Stg £1 each and €1.27 each

The preference stock is non-redeemable. The holders of preference stock are entitled to receive, at the discretion of the Bank, a non-cumulative preferential dividend, which in the case of the Sterling preference stock will be payable in Sterling, in a gross amount of Stg£1.2625 per unit per annum and in the case of euro preference stock will be payable in euro in a gross amount of €1.523686 per unit per annum, in equal semi-annual instalments, in arrears, on February 20 and August 20 in each year.

On a winding up of, or other return of capital by, the Bank (other than on a redemption) the holders of preference stock will be entitled to receive an amount equal to the amount paid up on each unit of the preference stock held (including the premium) out of the surplus assets available for distribution to the holders of ordinary stock.

The preference stockholders are not entitled to vote at any General Court except in certain exceptional circumstances when a restricted vote may apply.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

45	CAPITAL STOCK (continued)

The Bank has an obligation to increase the cash dividend payable on each unit of preference stock so that the sum of the cash dividend paid or payable together with the associated dividend tax credit shall equal the appropriate gross amounts.

As at December 31, 2009 and at March 31, 2009, 1,876,090 units of Sterling preference stock and 3,026,598 units of euro preference stock were in issue.

2009 Preference Stock

For information on the 2009 Preference stock refer to notes 55 and 58.

Use of ordinary stock in employee schemes

(a)	Employee Stock Issue Scheme

At the 2006 Annual General Court the stockholders approved the establishment of a new Employee Stock Issue Scheme to replace the scheme originally approved by the stockholders in 1997. Under this scheme, which has an Irish and a UK version in order to conform with the relevant Revenue legislation in both jurisdictions, all employees in Ireland and the UK are eligible to participate provided that they have been employed by the Group in one of the schemes’ participating companies for the previous financial year and are still employed by the Group on the date the annual results are announced. Each year the Court may set aside an element of Group profit before taxation for allocation to the trustees of the scheme to enable them to acquire units of ordinary stock on behalf of the scheme participants. As a result there was no award in the nine months ended December 31, 2009.

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

Grant Dates		SAYE 2007	SAYE 2006	SAYE 2003

Option price	RoI	€ 6.96	€12.28	€ 7.84
	UK	€ 7.43	€13.09	€ 8.37
Discount	RoI	25%	25%	25%
	UK	20%	20%	20%

The difference between Irish and UK option prices reflects the maximum discounts permitted under Revenue Commissioners and HM Revenue & Customs rules respectively.

For information on the 2009 Preference stock refer to notes 55 and 58.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

45	CAPITAL STOCK (continued)

As at December 31, 2009, there are outstanding options under the scheme over 2,069,925 units of ordinary stock of the issued ordinary capital. These options are ordinarily exercisable, provided the participant’s savings contracts are complete between February 2009 and August 2011.

	RoI			UK
	2003	2006	2007	2003	2006	2007
2009	5 yr1	3 yr	3 yr	5 yr	3 yr	3 yr	Total

Outstanding at beginning of period	1,643,102	635,057	1,961,474	283,187	154,299	354,616	5,031,735
Granted	—	—	—	—	—	—	—
Exercised*	—	—	—	—	—	—	—
Lapsed	(1,610,504)	(163,985)	(686,637)	(281,559)	(61,835)	(157,290)	(2,961,810)

Outstanding at end of period	32,598	471,072	1,274,837	1,628	92,464	197,326	2,069,925

Weighted average exercise price	€7.84	€12.28	€6.96	€8.37	€13.09	€7.43	€8.50

*	No options were exercised in the period to December 31, 2009. (The weighted average market price on the date the options were exercised in the year ended March 31, 2009 was €8.16).

Under the terms of the SAYE schemes an individual may defer payments for a period to a maximum of six months. This extends the maturity date of the scheme for that individual. Upon maturity, individuals have up to six months from maturity date to decide if they wish to exercise their options.

1	The 2003 5 year SAYE scheme had a general maturity date of February 1, 2009. The maturity date could be extended to August 1, 2009, with a decision to exercise allowed up to February 1, 2010.

(c)	Stock Option Scheme

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

45	CAPITAL STOCK (continued)

	December 31, 2009		March 31, 2009
		Weighted average		Weighted average
	Number of options	exercise price (€)	Number of options	exercise price (€)

Outstanding at beginning of period	9,367,967	€10.85	7,575,585	€12.26
Granted during period	—	—	2,642,600	€7.01
Exercised during period	—	—	—	—
Expired during period	(1,417,922)	€13.65	(850,218)	€11.48
Outstanding at end of period	7,950,045	€10.35	9,367,967	€10.85
Exercisable at end of period	4,485,663	€11.13	4,714,080	€10.94

No options were granted during the period ended December 31, 2009.

No options were exercised in the period to December 31, 2009 or in the year to March 31, 2009.

For information on the 2009 Preference stock refer to notes 55 and 58.

Exercise Price Range (€)	Number of options

1.22 - 6.96	678,250
6.97 - 10.65	2,412,432
10.66 - 10.77	2,065,499
10.78 - 15.45	2,793,864

Total	7,950,045

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

45	CAPITAL STOCK (continued)

the original award is based on the Group’s TSR growth relative to a comparator group of financial services companies, as follows:

The Bank’s total shareholder return performance relative to the Comparator Companies	% of units of stock subject to an award which may be issued or transferred
Equal to or better than the company ranked second	100%
Between the company ranked median and the company ranked second	Greater than 35% and less than 100% (Pro rata based on the Bank’s performance relative to the Comparator Companies)
Equal to the median	35%
Below median	Nil

If the Group’s ROE over the three year performance period, is on average, below 20%, then the award lapses.

Under the LTPSP, a minimum of 80% of the vested stock must be retained for two years from maturity of award. After the two year retention period, an additional award of 20% is made. If the award is retained for an additional five years, a further award of 30% is made.

	December 2009		March 2009
	Number of	Weighted average	Number of	Weighted average
	conditional units	grant price (€)	conditional units	grant price (€)

Outstanding at beginning of period	2,488,162	9.86	1,989,005	13.96
Granted during period	—	—	1,616,200	6.57
Vested during period	—	—	—	—
Expired during period	(744,442)	13.27	(1,117,043)	12.40
Outstanding at end of period	1,743,720	8.40	2,488,162	9.86

Outstanding conditional units of stock under the LTIP were awarded at prices ranging between €1.215 to €15.45

The weighted average remaining contractual life of the outstanding options under the LTIP Scheme is 1 year (the potential matching awards of 30% on the previous LTPSP schemes are excluded from this calculation).

For information on the 2009 Preference stock refer to notes 55 and 58.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

45	CAPITAL STOCK (continued)

(e)	Options Pricing Model

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

	Stock Option Scheme		LTIP
	Granted During Period		Granted During Period
	March 2009	March 2008	March 2009	March 2008

Volatility	20%	20%	20%	20%
Dividend Yield	5.7%	3.4%	5.7%	3.4%
Risk free rate	4.4%	4.6%	N/A	N/A
Implied term	10 years	9.4 years	3 years	3 years
Fair value	€0.89	€3.06	€2.76	€6.00
Exercise price	€7.01	€15.45	Nil	Nil
No. of options (000’s)	2,642.6	1,151.8	1,616.2	580.4
Vesting period	3 years	3 years	3 years	3 years

	SAYE (ROI)		SAYE (UK)
	3 Year		3 Year
	2007	2006	2007	2006

Volatility	20%	20%	20%	20%
Dividend Yield	4.2%	3.3%	4.2%	3.3%
Risk free rate	4.1%	3.8%	4.1%	3.8%
Implied term	3 years	3 years	3 years	3 years
Fair value	€2.94	€5.10	€2.62	€4.55
Exercise price	€6.96	€12.28	€7.43	€13.09
No. of options (000’s)	3,967.8	2,311.0	811.3	513.6
Vesting period	3 years	3 years	3 years	3 years

	SAYE (ROI)	SAYE (UK)
	5 Year	5 Year
	2003	2003

Volatility	30%	30%
Dividend Yield	3.3%	3.3%
Risk free rate	3.6%	3.6%
Implied term	5 years	5 years
Fair value	€3.54	€3.31
Exercise price	€7.84	€8.37
No. of options (000’s)	2,209.2	450.9
Vesting period	5 years	5 years

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

45	CAPITAL STOCK (continued)

(f)	Limitations on Employee Stock Issue and Stock Option Schemes

All of the above stock issue and stock option schemes are subject to a range of flow rate controls approved by the stockholders and which conform to current institutional investor guidelines.

46	FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The Group’s accounting policy on valuation is set out on pages F-18 to F-20, while page F-37 gives details on the critical accounting estimates and judgements made by management in relation to the fair value of financial instruments. The fair value of a financial instrument is defined as the amount for which an asset could be exchanged, or a liability settled, in an arms length transaction between knowledgeable willing parties.

Where possible, the Group calculates fair value using observable market prices. Where market prices are not available, fair values are determined using valuation techniques which may include discounted cash flow models or comparisons to instruments with characteristics either identical or similar to those of the instruments held by the Group.

These techniques are subjective in nature and involve assumptions which are based upon management’s view of market conditions at period end which may not necessarily be indicative of any subsequent fair value. Furthermore, minor changes in the assumptions used could have a significant impact on the resulting estimated fair values, and, as a result, readers of these financial statements are advised to use caution when using this data to evaluate the Group’s financial position.

The concept of fair value assumes realisation of financial instruments by way of a sale. However, in many cases, particularly in respect of loans and advances to customers, the Group intends to realise assets through collection over time. As such the fair values calculated do not represent the value of the Group as a going concern at December 31, 2009 or March 31, 2009.

(a)	Financial assets and liabilities recognised and subsequently measured at fair value

All financial instruments are initially recognised at fair value. The Group subsequently measures trading securities, other financial assets and liabilities designated at fair value through profit or loss, derivatives and available for sale financial assets at fair value in the balance sheet. These instruments are shown as “at fair value through profit or loss (FVTPL)” or “at fair value through Other Comprehensive Income (OCI)” in note 47 on the measurement basis of financial assets and liabilities. A description of the methods and assumptions used to calculate fair values of these assets and liabilities is set out below.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

46	FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (continued)

readily available prices. The remaining assets are valued using valuation techniques which use observable market data.

Derivative financial instruments

The Group’s derivative financial instruments are valued using valuation techniques commonly used by market participants. These consist of discounted cash flow and options pricing models, which typically incorporate observable market data, principally interest rates, basis spreads, foreign exchange rates, equity prices and counterparty credit. A small number of derivative financial instruments are valued using non-observable inputs. However, changing one or more assumptions used in the valuation of these derivatives would not have a significant impact as they are entered into to hedge the exposure arising on certain customer accounts (see below), leaving the Group with no net valuation risk due to the non-observable inputs.

Assets and liabilities held for sale to NAMA — derivatives

In the case of derivatives held for sale to NAMA, counterparty credit is not considered observable and is significant to their valuation. The effect of changing the assumptions in relation to counterparty credit to a range of reasonably possible alternatives would be to increase the fair value of these derivatives by up to €13 million or to decrease their fair value by up to €13 million, with a corresponding impact on the income statement.

Debt securities in issue and subordinated liabilities

These instruments comprise debt securities in issue and subordinated liabilities with a fair value of €701 million (March 31, 2009: €795 million) which are measured at fair value through profit or loss, the fair value of which is based on valuation techniques incorporating significant unobservable market data. The significant unobservable input is the Group’s credit spread, the estimation of which has become more judgemental in current market circumstances. The Group estimates this spread by reference to recent transactions in the same instrument or in similar instruments issued by the Group.

The effect of changing the estimated credit spread on subordinated liabilities to a reasonably possible alternative would be to decrease their fair value by up to €22 million with a corresponding impact on the income statement. The effect of changing the estimated credit spread on the debt securities in issue to a range of reasonably possible alternatives would be to decrease their fair value by up to €13 million or to increase their fair value by up to €6 million, with a corresponding impact on the income statement.

Available for sale financial assets

For available for sale financial assets for which an active market exists, fair value has been determined directly from observable market prices or yields through a recognised pricing source or an independent broker, price-provider or investment bank.

A small number of bonds have been valued using vendor prices, which are not considered to represent observable market data. The effect of using reasonably possible alternative assumptions would be to decrease their fair value by up to €6 million or to increase their fair value by up to €6 million, with a corresponding impact on the statement of other comprehensive income.

Customer accounts

Customer accounts designated at fair value through profit or loss consist of deposits which contain an embedded derivative (typically an equity option). These instruments are typically valued using valuation techniques which use observable market data. The impact of changes in the Group’s own credit spread is not significant to the fair value of

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

46	FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (continued)

these deposits. A small number of customer accounts are valued using non-observable inputs. However, changing one or more assumptions used in the valuation of these customer accounts would not have a significant impact as these customer accounts are hedged with offsetting derivatives (see above), leaving the Group with no net valuation risk due to the non-observable inputs.

Liabilities to customers under insurance and investment contracts

The accounting policy for these instruments is set out on pages F-30 and F-31. In accordance with the accounting policy, the fair value of liabilities to customers under both insurance and investment unit linked contracts is contractually linked to the fair value of the financial assets within the policyholders’ unit linked funds. The value of the unit linked financial liabilities is determined using current unit prices multiplied by the number of units attributed to the contract holders at the balance sheet date. Their value is never less than the amount payable on surrender, discounted for the required notice period where applicable.

(b)	Financial assets and liabilities not subsequently measured at fair value

For financial assets and liabilities which are not subsequently measured at fair value on the balance sheet, the Group discloses their fair value in a way that permits them to be compared to their carrying amounts. The methods and assumptions used to calculate the fair values of these assets and liabilities are set out below.

Loans and advances to banks

The estimated fair value of floating rate placements and overnight placings is their carrying amount. The estimated fair value of fixed interest bearing placements is based on discounted cash flows using prevailing money market interest rates for assets with similar credit risk and remaining maturity.

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

Assets held for sale to NAMA

The assets held for sale to NAMA are measured on the same basis in the balance sheet as prior to their classification as held for sale. On transfer to NAMA, these assets will be valued on a loan-by-loan basis, using the valuation methodology specified in the NAMA Act and in the associated regulations. As set out on page F-61, the Group is currently unable to accurately quantify the ultimate expected loss on the transfer of all the Group’s Eligible Bank Assets to NAMA. The discount to gross loan value that was incurred on the first tranche of loans to transfer to NAMA in early April 2010 is 36%. For the purposes of presenting a fair value of the total portfolio of assets held for sale to NAMA, the Group has applied this 36% discount to all assets. The limited number and nature of the loans involved in this first tranche mean that it may not be a representative sample of the total portfolio of assets held for sale to NAMA and consequently the loss on sale is not necessarily indicative of the loss that is expected to arise on the entire portfolio of Eligible Bank Assets that will ultimately transfer. As the assets held for sale to NAMA are financial instruments, they are carried at amortised cost less impairment provisions.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

46	FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (continued)

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

Fair value hierarchy

The table below shows, for the Group’s financial assets and liabilities that are recognised and subsequently measured at fair value, their classification within a three-level fair value hierarchy.

Level 1 comprises financial assets and liabilities valued using quoted market prices in active markets. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis.

Level 2 comprises financial assets and liabilities valued using techniques based significantly on observable market data.

Level 3 comprises financial assets and liabilities valued using techniques where the impact of the non-observable market data is significant in determining the fair value of the instrument. Non-observable market data is not readily available in an active market due to market illiquidity or complexity of the product. These inputs are generally determined based on observable inputs of a similar nature, historic observations on the level of the input or analytical techniques.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

46	FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (continued)

December 31, 2009	Level 1	Level 2	Level 3	Total
	€m	€m	€m	€m

Financial assets held at fair value
Trading securities	403	—	—	403
Derivative financial instruments	—	5,788	36	5,824
Assets held for sale to NAMA — derivatives	—	—	93	93
Other financial assets at FVTPL	8,987	692	—	9,679
AFS financial assets	18,921	1,687	332	20,940

	28,311	8,167	461	36,939

As a % of fair value assets	76.7%	22.1%	1.2%	100%

Financial liabilities held at fair value
Deposits from banks	—	2	—	2
Customer accounts	—	1,658	62	1,720
Derivative financial instruments	—	6,017	20	6,037
Liabilities held for sale to NAMA — derivatives	—	—	1	1
Liabilities to customers under investment contracts	—	5,050	—	5,050
Insurance contract liabilities	—	6,658	—	6,658
Debt securities in issue	—	—	472	472
Subordinated liabilities	—	—	229	229

	—	19,385	784	20,169

As a % of fair value liabilities	—	96.1%	3.9%	100%

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

46	FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (continued)

Movements in Level 3 assets

		Derivatives	Derivates held	Available for
	Trading	financial	for sale to	sale financial
December 31, 2009	securities	instruments	NAMA	assets	Total
	€m	€m	€m	€m	€m

Opening balance	7	116	—	403	526
Total gains or losses in:-
— Profit or loss
— Net trading expense	—	(27)	—	—	(27)
— Other income	—	—	—	2	2
— Other Comprehensive income	—	—	—	4	4
Additions	—	—	—	102	102
Disposals	—	—	—	(216)	(216)
Redemptions	—	(53)	—	(31)	(84)
Transfer out of level 3
— from level 3 to level 1	(7)	—	—	(14)	(21)
— from level 3 to level 2	—	—	—	(2)	(2)
Transfer into level 3
— from level 1 to level 3	—	—	—	—	—
— from level 2 to level 3	—	—	93	84	177

Closing balance	—	36	93	332	461

Total gains/(losses) for the period included in the profit or loss for assets held in level 3 at the end of the reporting period	—	(26)	(55)	2	(79)

Other transfers
— from level 1 to level 2	9	—	—	255	264

— from level 2 to level 1	—	—	—	152	152

The above table has been prepared in compliance with IFRS 7 (amended). Consequently, the opening balances of level 3 assets are not directly comparable to the Group’s previously published fair value table.

Transfers from level 3 to level 1 resulted from an ability to obtain observable market prices in the current period which were unavailable in the prior year.

The transfer of derivatives held for sale to NAMA from level 2 to level 3 resulted from the unobservable inputs becoming significant to their fair value measurement.

The transfer of AFS assets from level 2 to level 3 resulted from inputs which were observable at March 31, 2009 becoming unobservable in the current period.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

46	FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (continued)

Movements in Level 3 liabilities

		Derivatives	Derivates held	Debt
	Customer	financial	for sale to	securities in	Subordinated
December 31, 2009	accounts	instruments	NAMA	issue	liabilities	Total
	€m	€m	€m	€m	€m	€m

Opening balance	69	56	—	566	229	920
Total gain or loss in:
— Profit or loss
— Net trading expense	1	(23)	—	(28)	20	(30)
— Other Comprehensive income	—	—	—	—	(20)	(20)
New derivative transactions	—	10	—	—	—	10
Redemption and maturities	(8)	(23)	—	(66)	—	(97)
Transfer into level 3
— from level 2 to level 3	—	—	1	—	—	1

Closing balance	62	20	1	472	229	784

Total gains/(losses) for the period included in profit or loss for liabilities held at the end of the reporting period	(1)	13	—	(16)	(20)	(24)

The above table has been prepared in compliance with IFRS 7 (amended). Consequently, the opening balances of level 3 liabilities are not directly comparable to the Group’s previously published fair value table.

There were no transfers out of level 3 during the nine months ended December 31, 2009.

There were no transfers to level 3 from level 1. The only transfer into level 3 from level 2 was in relation to derivative liabilities held for sale to NAMA.

The transfer of derivatives held for sale to NAMA from level 2 to level 3 resulted from the unobservable inputs becoming significant to the fair value measurement.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

46	FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (continued)

The carrying amount and the fair value of the Group’s financial assets and liabilities as at December 31, 2009 and March 31, 2009 are set out in the table below.

	December 2009		March 2009
	Carrying	Fair	Carrying	Fair
	amount	values	amount	values
	€m	€m	€m	€m

Financial instruments held for trading
Debt securities(1)	403	403	125	125
Derivative financial instruments — trading
Foreign exchange contracts(1)	(199)	(199)	184	184
Interest rate contracts(1)	(184)	(184)	149	149
Equity and commodity contracts(1)	25	25	(50)	(50)
Non-trading financial instruments
Assets
Cash and balances at central banks(1)	4,241	4,241	3,224	3,224
Items in course of collection from other banks(1)	400	400	515	515
Loans and advances to banks	5,031	5,028	7,886	7,879
Loans and advances to customers	119,439	116,846	133,740	128,938
Assets held for sale to NAMA(2)	9,581	7,910	—	—
Available for sale financial assets(1)	20,940	20,940	26,858	26,858
Other financial assets at fair value through profit or loss(1)	9,679	9,679	7,604	7,604
Liabilities
Deposits from banks	17,903	17,829	28,814	28,742
Customer accounts	84,812	84,680	83,119	83,001
Items in the course of transmission to other banks(1)	198	198	238	238
Debt securities in issue	43,144	41,419	45,133	44,375
Liabilities to customers under investment contracts(1)	5,050	5,050	4,084	4,084
Insurance contract liabilities(1)	6,658	6,658	5,634	5,634
Subordinated liabilities	6,053	4,585	7,942	4,089
Liabilities held for sale to NAMA(2)	1	1	—	—
Derivative financial instruments — hedging
Interest rate contracts and foreign exchange contracts(1)	(145)	(145)	560	560

(1)	The fair value of these financial instruments is equal to the carrying value. These instruments are either carried at market value or have minimal credit losses and are either short term in nature or repriced frequently.

(2)	As set out on page F-71, the Group is currently unable to accurately quantify the ultimate expected loss on the transfer of all the Group’s Eligible Bank Assets to NAMA. The discount to gross loan value that will be incurred on the first tranche of loans to transfer to NAMA in early April 2010 is 36%. For the purposes of presenting a fair value of the total portfolio of assets held for sale to NAMA, the Group has applied this 36% discount to the loans held for sale to NAMA. The limited number and nature of the loans involved in this first tranche mean that it may not be a representative sample of the total portfolio of assets held for sale to NAMA and consequently the loss on sale is not necessarily indicative of the loss that is expected to arise on the entire portfolio of Eligible Bank Assets that will ultimately transfer. As the loans held for sale to NAMA are financial instruments, they are carried at amortised cost less impairment provisions. Accounting standards require that additional disclosure is provided of the fair value of such assets at the balance sheet date.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

47	MEASUREMENT BASIS OF FINANCIAL ASSETS AND LIABILITIES

The table below analyses the carrying amounts of the financial assets and liabilities by accounting treatment and by balance sheet heading.

At December 31, 2009

				At fair value through
				Other
	At fair value through			Comprehensive
	profit or loss			income (OCI)
	Derivatives					Loans and
	designated					advances/
	as fair value		Designated		Cash flow	held at
	hedging	Held for	upon initial	Available	hedge	amortised	Insurance
	instruments	trading	recognition	for sale	derivatives	cost	contracts	Total
	€m	€m	€m	€m	€m	€m	€m	€m

Financial assets
Cash and balances at central banks	—	—	—	—	—	4,241	—	4,241
Items in the course of collection from other banks	—	—	—	—	—	400	—	400
Trading securities	—	403	—	—	—	—	—	403
Derivative financial instruments	740	3,344	—	—	1,740	—	—	5,824
Other financial assets at fair value through profit or loss	—	—	9,679	—	—	—	—	9,679
Loans and advances to banks	—	—	—	—	—	5,031	—	5,031
Available for sale financial assets	—	—	—	20,940	—	—	—	20,940
Loans and advances to customers	—	—	—	—	—	119,439	—	119,439
Assets held for sale to NAMA	—	93	—	—	—	9,488	—	9,581

Total financial assets	740	3,840	9,679	20,940	1,740	138,599	—	175,538

Financial liabilities
Deposits from banks	—	—	2	—	—	17,901	—	17,903
Customer accounts	—	—	1,720	—	—	83,092	—	84,812
Items in course of transmission to other banks	—	—	—	—	—	198	—	198
Derivative financial instruments	598	3,702	—	—	1,737	—	—	6,037
Liabilities to customers under investment contracts	—	—	5,050	—	—	—	—	5,050
Debt securities in issue	—	—	472	—	—	42,672	—	43,144
Insurance contract liabilities	—	—	—	—	—	—	6,658	6,658
Subordinated liabilities	—	—	229	—	—	5,824	—	6,053
Liabilities held for sale to NAMA	—	1	—	—	—	—	—	1

Total financial liabilities	598	3,703	7,473	—	1,737	149,687	6,658	169,856

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

47	MEASUREMENT BASIS OF FINANCIAL ASSETS AND LIABILITIES (continued)

At March 31, 2009

				At fair value through
				Other
	At fair value through			Comprehensive
	profit or loss			income (OCI)
	Derivatives					Loans and
	designated					advances/
	as fair value		Designated		Cash flow	held at
	hedging	Held for	upon initial	Available	hedge	amortised	Insurance
	instruments	trading	recognition	for sale	derivatives	cost	contracts	Total
	€m	€m	€m	€m	€m	€m	€m	€m

Financial assets
Cash and balances at central banks	—	—	—	—	—	3,224	—	3,224
Items in the course of collection from other banks	—	—	—	—	—	515	—	515
Trading securities	—	125	—	—	—	—	—	125
Derivative financial instruments	915	4,720	27	—	2,735	—	—	8,397
Other financial assets at fair value through profit or loss	—	—	7,604	—	—	—	—	7,604
Loans and advances to banks	—	—	—	—	—	7,886	—	7,886
Available for sale financial assets	—	—	—	26,858	—	—	—	26,858
Loans and advances to customers	—	—	—	—	—	133,740	—	133,740

Total financial assets	915	4,845	7,631	26,858	2,735	145,365	—	188,349

Financial liabilities
Deposits from banks	—	—	92	—	—	28,722	—	28,814
Customer accounts	—	—	2,006	—	—	81,113	—	83,119
Items in course of transmission to other banks	—	—	—	—	—	238	—	238
Derivative financial instruments	611	4,468	—	—	2,475	—	—	7,554
Liabilities to customers under investment contracts	—	—	4,084	—	—	—	—	4,084
Debt securities in issue	—	—	566	—	—	44,567	—	45,133
Insurance contract liabilities	—	—	—	—	—	—	5,634	5,634
Subordinated liabilities	—	—	229	—	—	7,713	—	7,942

Total financial liabilities	611	4,468	6,977	—	2,475	162,353	5,634	182,518

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

47	MEASUREMENT BASIS OF FINANCIAL ASSETS AND LIABILITIES (continued)

The fair value and contractual amount due on maturity of financial liabilities designated at fair value upon initial recognition are shown in the table below.

	December 31, 2009		March 31, 2009
		Contractual		Contractual
		amount due		amount due
	Fair values	on maturity	Fair values	on maturity
	€m	€m	€m	€m

Deposits from banks	2	2	92	92
Customer accounts	1,720	1,775	2,006	2,085
Liabilities to customers under investment contracts	5,050	5,050	4,084	4,084
Debt securities in issue	472	494	566	526
Subordinated liabilities	229	264	229	240

Financial liabilities designated at fair value through profit or loss	7,473	7,585	6,977	7,027

For financial assets and liabilities which are recognised and subsequently measured at fair value through profit or loss or through other comprehensive income, a description of the methods and assumptions used to calculate those fair values is set out in note 46.

48	CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprises the following balances:

	December 31,	March 31,	March 31,
	2009	2009	2008
	€m	€m	€m

Cash and balances at central banks	4,241	3,224	484
Loans and advances to banks (with an original maturity of less than 3 months)	4,946	4,035	7,153
Central government and other eligible bills	—	—	10

Cash and cash equivalents	9,187	7,259	7,647

49	GENERAL

(a)	The Bank is domiciled in the Republic of Ireland.

(b)	The Bank has given a letter of comfort to the regulatory authority of the Isle of Man in respect of its banking subsidiary Bank of Ireland (IOM) Limited for the protection of the depositors of that subsidiary.

(c)	The Bank has provided a guarantee under Section 17 of the Companies (Amendment) Act, 1986 for the following companies: Premier Direct Management Limited, Premier Direct Insurance Services Limited, Tustin Limited, Hill Wilson Secretarial Limited, Bank of Ireland Insurance Services Limited, Bank of Ireland Asset Management (US) Limited, Bank of Ireland Asset Management Limited, Bank of Ireland Car Loans Limited, Bank of Ireland Commercial Finance Limited, Bank of Ireland International Finance Limited, Bank of Ireland Outsourcing Services Limited, Bank of Ireland Unit Trust Managers Limited, Bushfield Leasing Limited, Clonvern Limited, Edendork Leasing Limited, First Rate Enterprises Limited, Florenville Limited, IBI Corporate Finance Limited, Nerling Limited, Nestland Limited.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

50	RELATED PARTY TRANSACTIONS

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

(a)	Associates and joint ventures

The Group provides and receives from its associates and joint ventures certain banking and financial services on similar terms to third party transactions which are not material to the Group. These include loans deposits and foreign currency transactions.

(b)	Irish Government

During the year ended March 31, 2009, the Irish Government through both the Bank’s participation in the Government Guarantee Scheme and the recapitalisation through the NPRFC became a related party of the Bank. For further details on the Government Guarantee Scheme and on the recapitalisation see note 55.

On February 22, 2010 ordinary stock was issued to the NPRFC. Information on this post balance sheet event is shown in note 58.

Since March 2010 a number of transactions have occurred relating to the Irish Government. These comprise:-

•	conversion of a portion of 2009 preference stock to Ordinary Stock (NPRFC Placing) and associated Rights Issue and

•	cancellation of the warrants

Further information on these is outlined in note 58 (i).

Although there are other arms of the Irish Government with which the Bank has a related party relationship, these are not disclosed as they are in the ordinary course of business, were in place prior to the Irish Government becoming a related party of the Bank and the information is not material on a quantitative or qualitative basis, either separately or in aggregate.

National Asset Management Agency (NAMA): please see note 26 for details on NAMA.

National Asset Management Agency Investment Limited (NAMAIL)

On March 30, 2010, the Group, through its wholly-owned subsidiary New Ireland Assurance Company plc, acquired 17 million B shares in NAMAIL, corresponding to one-third of the 51 million B shares issued by NAMAIL. The balance of the B shares are held in equal proportion by Irish Life Assurance and major pension and institutional clients of AIB Investment Managers. The cost to the Group of acquiring these B shares was €17 million. NAMAIL have also issued the 49 million A shares to NAMA. As a result the Group will hold 17 per cent of the total ordinary share capital of NAMAIL. NAMAIL is expected to be a holding company and its subsidiaries are expected to be the entities to which NAMA Participating Institutions will transfer Eligible Bank Assets.

The A shares and B shares generally rank equally, except as otherwise provided in the Articles of Association of NAMAIL. NAMA may appoint up to six directors to the board of NAMAIL. In total, the B shareholders may also jointly appoint up to six directors. As holder of the A shares, NAMA has veto rights in relation to: the declaration of dividends; the appointment or removal of directors; the exercise of voting rights in respect of any subsidiary of

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

50	RELATED PARTY TRANSACTIONS (continued)

NAMAIL and the appointment of a Chairman. In addition NAMA can veto any actions by NAMAIL, which NAMA considers in any manner to be inconsistent with its objectives. A holder of the B shares may not sell the shares without the consent of NAMA.

A discretionary non-cumulative dividend on the capital invested may be paid on an annual basis and this is limited to the yield on ten year Irish government bonds. On a winding-up, the return on B shares is capped at 110 per cent of the capital invested, (€18.7 million in the case of the Group), and the maximum loss that may be suffered is limited to the original amount invested (€17 million in the case of the Group).

The Group had no involvement with NAMAIL prior to March 30, 2010.

(c)	Pension funds

The Group provides a number of normal banking and financial services to various pension funds operated by the Group for the benefit of its employees (principally for the Bank Staff Pension Fund (“BSPF”)), which are conducted on similar terms to third party transactions and which are not material to the Group. Further details on retirement benefit obligations are set out in note 43.

The Group occupies a number of premises owned by the Group’s various pension schemes; the total value of these properties at December 31, 2009 is €25 million (March 31, 2009: €28 million).

The total rental income paid to the Group’s pension scheme during the nine months ended December 31, 2009 was €1.6 million (March 31, 2009: €2.5 million, March 31, 2008: €1.9 million).

During the nine months ended December 31, 2009, fees of €3.8 million (year ended March 31, 2009: €4.8 million, year ended March 31, 2008: €6.1 million) were paid to the Group by the BSPF.

At December 31, 2009 €2,604 million (March 31, 2009: €2,102 million) of the BSPF assets were managed by Bank of Ireland Asset Management Limited.

(d)	Transactions with Key Management Personnel

The following information is presented in accordance with the Companies Act 1990 (as amended by the Companies (Amendment) Act 2009). For the purposes of the Companies Act disclosures, Directors are the Court of Directors and any past Directors who were Directors during the relevant period. For the purposes of IAS 24 Related Party Disclosures, “key management personnel” (KMP) comprise the Directors of the Court, the members of the Group Executive Committee (GEC), the Group Secretary and the Group Legal Adviser (for part of the relevant period) and any past KMP who was a KMP during the relevant period. In addition to the Executive Directors, the GEC comprises the Group Chief Governance Risk Officer, the Chief Credit and Market Risk Officer, the Head of Group HR and the Head of Group Manufacturing.

Directors’ emoluments are set out in the Directors interest note 54 and details of compensation paid to key management personnel are provided below.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

50	RELATED PARTY TRANSACTIONS (continued)

Companies Acts disclosure

			**†Aggregate maximum
			amount
			outstanding during the
	Balance as at	(2)Balance as at	9 months ended
Loans	April 1, 2009	December 31, 2009	December 31, 2009
	€’000	€’000	€’000

Current Directors
R Boucher
Mortgage total	257	235	257
Other loans total*	758	708	758
Credit cards total	—	3	13

Total	1,015	946	1,028

T Considine
Credit cards total	1	1	4

Total	1	1	4

D Crowley
Mortgage total	642	614	642
Other loans total	25	18	25
Credit cards total(1)*	3	14	36
Current account total(1)	—	—	2

Total	670	646	705

D Donovan
Credit cards total	2	—	2

Total	2	—	2

P Haran
Mortgage total	131	120	131
Credit cards total	—	2	9
Current account total	—	—	1

Total	131	122	141

J Kennedy
Mortgage total	1,299	1,301	1,301
Other loans total	135	98	135
Credit cards total	—	—	4
Current account total	—	—	2

Total	1,434	1,399	1,442

*	Currency converted at April 1, 2009 rate, December 31, 2009 rate and average rate for the nine month period.

1.	On terms similar to those available to staff generally.

2.	Balance includes principal and interest.

**†	Items explained on page F-120.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

50	RELATED PARTY TRANSACTIONS (continued)

Companies Acts disclosure

			**†Aggregate maximum
			amount
			outstanding during the
	Balance as at	(2)Balance as at	9 months ended
Loans	April 1, 2009	December 31, 2009	December 31, 2009
	€’000	€’000	€’000

D McCourt
Mortgage total	346	348	348
Other loans total	44	45	45
Credit cards total	—	3	3

Total	390	396	396

H A McSharry
Mortgage total	139	120	139
Credit cards total	2	5	5

Total	141	125	144

P Molloy
Other loans total	500	500	500
Credit cards total(1)	6	7	7

Total	506	507	507

T Neill
Credit cards total	1	3	11

Total	1	3	11

J O’ Donovan
Credit cards total(1)	2	2	4

Total	2	2	4

J Walsh
Credit cards total	2	1	5

Total	2	1	5

Past Directors
R Burrows
Credit cards total	5	—	5
Current Account total(1)	—	—	14

Total	5	—	19

G Magan
Other loans total*	2,149	2,255	2,260
Credit cards total	1	—	4

Total	2,150	2,255	2,264

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

50	RELATED PARTY TRANSACTIONS (continued)

Other than as indicated, all loans to Directors are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectability or present other unfavourable features.

D Dilger, D Holt, R Hynes and P O’Sullivan had no loans with the Group during the nine months ended December 31, 2009.

*	Currency converted at April 1, 2009 rate, December 31, 2009 rate and average rate for the nine month period.

1.	On terms similar to those available to staff generally.

2.	Balance includes principal and interest.

**†	Items explained on page F-120.

		**†Maximum
		amounts outstanding
		during the	Number of persons
	Balance as at	months ended	as at December 31,
	December 31, 2009	December 31, 2009	2009
	€’000	€’000

Connected Persons (3) of the following directors:
D Crowley	3	3	1
P Molloy	1	7	2

The above arrangements are on favourable terms similar to those available to staff generally.

3.	Connected persons of Directors are defined by Section 26 of the Companies Act 1990 as the Director’s spouse, parent, brother, sister, child, a trustee where the beneficiaries of the trust are the director, his spouse, children or a company which the Director controls, or a company controlled by the director or a person in partnership within the meaning of the Partnership Act 1890.

**†	Items explained on page F-120.

All Directors have other transactions with the Bank. The nature of these transactions includes investments, pension funds, deposits, life assurance and current accounts with credit balances. The balances on these accounts are included in the aggregate figure for deposits on the following page.

Guarantees amounting to €1.14 million at December 31, 2009 (the comparative figure for March 31, 2009 has been adjusted from €0.85 million to €1.14 million) in favour of the Group have been entered into by three Directors and the Group has entered into guarantees in favour of two Directors amounting to €0.08 million at December 31, 2009 (the comparative figure for March 31, 2009 has been adjusted from €0.05 million to €0.13 million). The Group has entered into a guarantee in favour of a) a business entity of one Director amounting to €0.80 million which is backed by collateral in the form of a cash deposit amounting to €0.80 million and b) the connected person of one Director amounting to €0.02 million (the comparative figure for March 31, 2009 has been adjusted from nil to €0.02 million). There were no calls on these guarantees during the period March 31, 2009 and December 31, 2009.

There are no provisions in respect of any failure or anticipated failure to repay any of the above loans or interest thereon. There is no interest which having fallen due on the above loans has not been paid.

IAS 24 “Related party disclosures”

Key management personnel including Directors hold products with Group companies in the ordinary course of business. All loans to Non-Executive Directors are made in the ordinary course of business on substantially the

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

50	RELATED PARTY TRANSACTIONS (continued)

same terms (except as indicated by 1 above), including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and do not involve more than the normal risk of collectability or present other unfavourable features (except as indicated by 1 above). Loans to key management personnel other than Non-Executive Directors are made on terms similar to those available to staff generally and / or in the ordinary course of business on normal commercial terms.

The aggregate amounts outstanding and the number of persons concerned, in respect of all loans, quasi-loans and credit transactions between the Bank and its key management personnel, as defined above, including members of their close families and entities influenced by them together with the disclosure of the year end balances and maximum amounts outstanding during the year are shown in the table on the following page.

IAS 24 Disclosure

			**†Maximum
			amounts		Number of
		Balance as at	outstanding	Number of	persons as at
Key Management	Balance as at	December 31,	during the	persons as at	December 31,
Personnel	April 1, 2009	2009	period	April 1, 2009	2009
	€’000	€’000	€’000

Loans	9,301	10,458	11,551	20	22
Deposits	17,991	20,514	32,584	21	26

†	These figures include credit card exposures at the maximum statement balance. In all cases key management personnel have not exceeded their approved limits. The maximum approved credit limit on any credit card held by key management personnel is €30,000.

**	The maximum amount outstanding was calculated using the maximum balance on each account. The single highest maximum outstanding liability during the year ended December 31, 2009 for any member of key management personnel did not exceed €2.3 million. In some cases with credit transactions (i.e. funds based products, life assurance and other policies) the maximum balance amounts were not available and the greater of the balance at the start of the period and the balance at the end of the period has been included as the maximum balance amount. The closing balance includes interest accrued and interest paid, the maximum balance includes interest paid.

The comparative figure for loans has been adjusted from €8.327 million to €9.301 million. The comparative figure for deposits has also been adjusted from €14.548 million to €17.991 million. This restatement arises as a result of improvements to the bank’s procedures for identification of balances relating to persons or entities connected to Directors.

Included in the above figures are loans to key management personnel (other than Non-Executive Directors) on terms similar to those available to staff generally, amounting to €1.881 million, (March 31, 2009: €1.113 million).

There are no provisions in respect of any failure or anticipated failure to repay any of the above loans or interest thereon.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

50	RELATED PARTY TRANSACTIONS (continued)

(e)	Compensation of key management personnel

	9 months ended	Year ended
	December 31,	March 31
Remuneration	2009	2009
	€’000	€’000

Salaries and other short term benefits.(1)	5,591	9,951
Post employment benefits(2)(5)	2,039	876
Payment in lieu of notice	412	1,462
Equity compensation benefits(3)	—	1,973

Total remuneration before amounts waived	8,042	14,262
Amounts waived(4)	(237)	—

	7,805	14,262

(1)	Comprises gross salary, fees, bonus, cash in lieu of pension, car allowance and other short term benefits paid in the period. A bonus was paid to only one individual and in line with their contractual position. The individual was not an Executive Director.

(2)	This comprises Employer contributions to pension funds.

(3)	This includes the value of awards made under the Group’s executive share option scheme, Save As You Earn schemes, LTIP, Staff Stock Issue in Ireland and Stock Incentive Plan in UK which are described further in note 45.

(4)	The Executive Directors and members of the GEC who were in office on May 1, 2009 agreed to waive an amount equal to at least 10% of their salary for one year with effect from May 1, 2009. The total amount waived in the nine month period ended December 31, 2009 was €236,866.

(5)	Following his appointment as Group Chief Executive Officer the pension contribution for R Boucher includes a one-off amount paid to the Bank Staff Pension Fund required to cover the contractual option allowing him to retire at age 55 on a pension of approx 59% of salary. This option was waived in April 2010 and the financial impact of the waiver will be included in the next financial statements.

51	PRINCIPAL UNDERTAKINGS

The principal Group undertakings at December 31, 2009 were:

		Country of	Statutory
Name	Principal activity	incorporation	year end

Bank of Ireland International Finance Limited*	International asset financing	Ireland	March 31
Bank of Ireland (IOM) Limited	Retail banking	Isle of Man	March 31
Bank of Ireland Life Holdings Limited*	Life assurance and pensions	Ireland	December 31
Bank of Ireland Mortgage Bank*	Mortgage lending and mortgage covered securities	Ireland	March 31
First Rate Enterprises (UK) Limited(1)	Foreign exchange	England	March 31
ICS Building Society*	Building society	Ireland	December 31
Midasgrange Limited (t/a Post Office Financial Services, POFS)(2)	Retail financial Services	England	March 31

*	Direct subsidiary of the Governor and Company of Bank of Ireland.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

51	PRINCIPAL UNDERTAKINGS (continued)

[1]	This entity is a joint venture with the UK Post Office, in which the Group holds 50% of the equity of the business.

[2]	This is a venture with Post Office Limited in the UK in which the Group holds 50.1% of the equity of the business.

All the Group undertakings are included in the consolidated accounts. Unless stated otherwise, the Group owns 100% of the equity of the principal Group undertakings and 100% of the voting shares of all these undertakings and in the case of ICS Building Society, 100% of the investment shares.

In presenting details of the principal subsidiary undertakings, the exemption permitted by Regulation 10 of the European Communities (Credit Institutions: Accounts) Regulations, 1992 has been availed of and the Bank will annex a full listing of Group undertakings to its annual return to the Companies Registration Office.

Bank of Ireland Mortgage Bank (BoIMB)

BoIMB’s principal activities are the issuance of Irish residential mortgages and mortgage covered securities in accordance with the Asset Covered Securities Act 2001 and the Asset Covered Securities (Amendment) Act 2007. Such loans may be made directly by the Bank or may be purchased from Bank of Ireland and other members of the Group or third parties.

At December 31, 2009, the total amount outstanding in respect of mortgage covered securities issued was €9 billion (March 31, 2009: €10 billion). At December 31, 2009, the total amount of principal outstanding in the mortgage covered pool including mortgage assets and cash was €12.7 billion (March 31, 2009: €12.7 billion).

From time to time, BoIMB issues other debt securities comprising the BoIMB’s obligation to the Central Bank and Financial Services Authority of Ireland (CBFSAI) under the terms of the Mortgage Backed Promissory Note (MBPN) programme. At December 31, 2009 there were €3.5 billion such debt securities in issue (March 31, 2009: €3 billion). These obligations had been secured by way of a first floating charge to the CBFSAI over all its right, title, interest and benefit, in a relevant amount of loans and advances to customers. The bank had pledged under the terms of the floating charge to maintain the assets so charged free from any encumbrance and otherwise than in the ordinary course of business not to sell, transfer, lend or otherwise dispose of any part of the charged assets without prior written consent of the CBFSAI. The deed of floating charge was executed by BoIMB and dated July 5, 2004 in favour of the Central Bank and Irish Financial Services Regulatory Authority. The mortgages in the MBPN programme were secured by a floating charge over Irish Residential Mortgage Credit Assets which were not in the covered assets pool.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

52	OTHER SUBSIDIARIES

The Group has a number of subsidiaries where it does not own more than half of the voting power in the company but which are consolidated. Details of these subsidiaries are listed below.

		December 31, 2009		March 31, 2009
			Notes		Notes
Activity	Company	Gross assets	in issue	Gross assets	in issue
		m	m	m	m
Acquiring mortgage loans and other financial assets and issuing mortgage backed securities.	Brunel	£3,451	£3,354	£4,063	£3,966
	Colston No 1 PLC(1)	£4,093	£3,500	£4,362	£3,756
	Colston No 2 PLC(1)	£4,408	£3,909	£4,721	£4,202
	Colston No 3 PLC(1)	£4,493	£3,863	£4,724	£4,086
	Colston No 4 PLC(1)	£4,276	£3,526	£4,482	£3,716
	Kildare Securities Limited	€1,937	€1,892	€2,100	€2,115
	Melepard CDO 1 Limited(1)	€1,188	€1,208	€1,203	€1,208
	Morrigan CMBS I Limited(1)	€1,757	€1,755	€1,755	€1,755
	Morrigan CMBS 2 plc(1)	£762	£776	£776	£776
	Pirus Securities Limited(1)	€2,020	€1,688	€2,052	€1,721
Acquiring other financial assets and issuing debt securities.	Avondale Securities(3)	€829	€318	€833	€377
Acquiring a pool of acquisition finance loans assets which it has issued a series of loan notes to finance.	Partholon CDO 1 plc(2)	€371	€404	€398	€408

Under IFRS accounting rules all the assets of these companies are consolidated in the Group’s financial statements and are collateral for the obligations of the companies above. The creditors of these companies have no recourse to the general credit of the Group.

1.	The Group holds all the notes issued by these companies.

2.	The Group holds 25% of the subordinated loan notes. The Group also holds €30 million of AAA rated notes which it intends to hold until maturity. This investment is eliminated on consolidation.

3.	The asset backing Avondale Securities’ notes consists of future cash-flows arising from a defined block of unit-linked insurance and investment policies which are held on the balance sheet of a related group company, Bank of Ireland Life. At an interest rate of 1.36%, the present value of the defined block of policies is €829 million at December 31, 2009 and was €833 million at March 31, 2009.

		December 31, 2009		March 31, 2009
Activity	Company	Gross assets	Borrowings	Gross assets	Borrowings
		m	m	m	m
Acquiring mortgage loans and other financial assets and guaranteeing mortgage backed securities issued by Bank of Ireland	Bank of Ireland Covered Bonds LLP	£4,615	£4,500 (1)	£4,951	£4,500

1.	All the borrowings of Bank of Ireland Covered Bonds LLP have been advanced by other Group companies.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

53	LIFE ASSURANCE BUSINESS

Value of In-Force Life Assurance Business

	December 31,	March 31,
	2009	2009
	€m	€m

At beginning of period	468	548
Income statement movement in value of in force (gross of tax)	29	(80)

At end of period	497	468

The Group recognises as an asset the value of in force assurance business in respect of insurance contracts. The value of in force asset has been calculated in accordance with the achieved profits embedded value methodology in the Statement of Recommended Practice issued by the Association of British Insurers which came into force in 2002. The value of in force asset, which is presented gross of attributable tax, represents the present value of future profits expected to arise from these contracts as at the balance sheet date. It is determined by projecting future surpluses and other cash flows arising from insurance contracts and discounting at an appropriate rate. The useful life of the asset is based on the length of the underlying individual policies upon which the asset is calculated. This useful life is expected to be 6.77 years (31 March 2009: 6.83 years).

The key economic assumptions used in the calculation of the value of in force business are set out below:

	December 31,	March 31,
	2009	2009

Risk Discount Rate	8.25%	9.0%
Unit Growth Rate	6.5%	7.25%
Shareholder Tax Rate	12.5%	12.5%

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

53	LIFE ASSURANCE BUSINESS (continued)

Sensitivities

The table below indicates the stand alone impact of changes in the key assumptions on profit after tax and shareholder equity.

	9 months ended	Year ended
	December 31,	March 31,
	2009	2009
	€m	€m

1% increase in risk discount rate	(27)	(24)
1% decrease in risk discount rate	30	26
10% improvement in mortality	10	12
10% deterioration in persistency	(18)	17
5% improvement in renewal expenses	6	6
1% increase in equity markets	2	2

While the table above shows the impact of an individual assumption change, a change in one assumption could impact on other assumptions due to the relationship between assumptions.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

54	DIRECTORS’ INFORMATION

Directors’ remuneration for the nine month period ended December 31, 2009 (all figures in €000s)

							Amounts
					Pension	Total 2009	waived	Total 2009
	Gross		Performance	Other	funding	(before	during the	(after
	Salary	Fees	Bonus	remuneration	contributions	amounts	period	amounts
	(1)	(2)	(3)	(4)	(5)	waived)	(6)	waived)

Governor
R Burrows (retired July 3, 09)	** 103					103		103
P Molloy ☐ (appointed to Court on June 10, 2009 and Governor on July 3, 2009)	** 194	4				198		198
Deputy Governor
G M Magan (retired July 3, 2009)	** 33					33		33
D Holt (appointed Deputy Governor August 25, 2009)	** 45	41				86		86

Executive Directors
R Boucher	508			43	#1,490	2,041	(45)	1,996
D Crowley	428			107	(7)	528	(48)	480
D Donovan	495			223	(106)	612	(44)	568
J O’Donovan	412			151	8	571	(37)	534

Non — Executive Directors
T Considine		60				60		60
D Dilger (retired July 3, 2009)		* 26				26		26
P Haran		67				67		67
R Hynes		+ 81				81		81
J Kennedy		+ 96				96		96
D McCourt		60				60		60
HA McSharry		65				65		65
T Neill		59				59		59
P O’Sullivan (appointed July 3, 2009)		* 37				37		37
J Walsh		59				59		59

Totals	2,218	655	—	524	1,385	4,782	(174)	4,608

Ex-gratia payments paid to former Directors/dependents						248		248

#	The majority of this amount is a one-off amount paid to the Bank Staff Pensions Fund required to cover the contractual option allowing R Boucher to retire at age 55 on a pension without actuarial reduction. This option was waived in April 2010, and the financial impact of the waiver will be included in the next financial statements.

*	From date of appointment or to date of retirement as a Director, as indicated.

**	From date of appointment or to date of retirement as Governor/Deputy Governor, as indicated.

+	Includes fees paid in respect of services as Directors of subsidiary companies (R Hynes €18,750, J Kennedy €31,500).

☐	In addition to amounts shown, P Molloy is also in receipt of a pension from the Bank Staff Pensions Fund relating to his previous employment with the Group.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

54	DIRECTORS’ INFORMATION (continued)

Notes:

(1)	The Chief Executive Officer, Richie Boucher, has, with effect from May 1, 2009, waived a portion of his salary (€44,667 for the period ended December 31, 2009). The salary shown in the table is the gross amount before that waiver. In addition, the full amount of his pension cash allowance ceased with effect from May 1, 2009.

The other Executive Directors have waived payment of at least 10% of their salary with effect from May 1, 2009. The amounts shown in Column (1) are before that waiver. The amounts waived during the nine months ended December 31, 2009 are D Crowley €48,199, D Donovan €44,000 and J O’Donovan €36,667.

The Governor and Deputy Governor, as Non-Executive Officers of the Bank, are not paid Court fees but are remunerated by way of non-pensionable salary.

(2)	Fees are paid only to Non-Executive Directors and a basic fee of €63,000 per annum applies. Additional fees were paid to Committee Chairmen, the Senior Independent Director and for Committee membership. On February 1, 2009, the Governor, Deputy Governor and all Non-Executive Directors agreed to reduce their salary (in the case of the Governor and Deputy Governor) and their fees (in the case of all other Non-Executive Directors) by 25%.

All Committee fees were also reduced by 25%. Where Non-Executive Directors took on additional Committee roles in the period ended December 31, 2009 they received the reduced fee applicable to that role in addition to their basic fee of €63,000 per annum and any other Committee fee they were already receiving.

(3)	Payments under the performance bonus scheme, are linked to individual performance and overall Group performance versus pre determined targets for the financial year.

No bonuses were awarded in respect of the nine months ended December 31, 2009.

(4)	The figures include car allowances and where applicable a taxable cash allowance in lieu of pension foregone for those Executives whose contractual pension promise would exceed the pensions cap introduced by the Finance Act 2006. No amount is payable in respect of a taxable cash allowance in lieu of pension foregone for R Boucher with effect from May 1, 2009.

(5)	In the case of D Donovan and D Crowley their pension accrual is now capped at the increase in pension thresholds set out in the Finance Act each year, and as a result, a release back to the fund of previously funded benefits arises on an annual basis.

Following his appointment as Group Chief Executive Officer, the pension contribution for R Boucher includes a one-off amount paid to the Bank Staff Pensions Fund required to cover the contractual option allowing him to retire at age 55 on a pension of approx. 59% of salary. This option was waived in April 2010 and the financial impact of the waiver will be included in the next financial statements.

All pension amounts at (4) and (5) have been determined by Towers Watson, the Group’s actuary, and approved by the Group Remuneration Committee.

(6)	Amounts waived are as set out in note (1) above.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

54	DIRECTORS’ INFORMATION (continued)

Directors’ remuneration for the year ended March 31, 2009 (all figures in €000s)

					Pension	Payment
	Gross		Performance	Other	funding	in lieu
	salary	Fees	Bonus	remuneration	contributions	of notice	Total
	(1)	(2)	(3)	(4)	(5)	(6)	2008/09

Governor
R Burrows	503						503
Deputy Governor
G M Magan	161						161

Executive Directors
R Boucher	580		—	284	202	—	1,066
D Crowley	478		—	386	(103)	—	++761
D Donovan	660		—	518	(121)	—	1,057
B J Goggin * (resigned as a Director Feb 25, 2009)	1,172		—	843	(382)	1,462	3,095
J O’Donovan	550		—	420	102	—	1,072

Non — Executive Directors
T Considine** (appointed Jan 1, 2009)		19					19
D Dilger		127					127
P Haran		119					119
D Holt		117					117
R Hynes		+121					121
J Kennedy		+133					133
D McCourt		104					104
HA McSharry		106					106
T Neill		102					102
J Walsh** (appointed Jan 1, 2009)		21					21

Totals	4,104	969	—	2,451	(302)	1,462	8,684

Ex-gratia payments paid to former Directors/dependents							379

*	Figures in the above table for B J Goggin reflect his employment up to the end of March 2009.

**	From date of appointment as a Director, as indicated.

+	Includes fees paid in respect of services as Directors of subsidiary companies (R Hynes €25,000, J Kennedy €42,000).

++	Sterling equivalent 2008/09 — £700,000.

Notes:

(1)	The Governor and Deputy Governor, as Non-Executive Officers of the Bank, are not paid Court fees but are remunerated by way of non-pensionable salary.

(2)	Fees are paid only to Non-Executive Directors; a basic fee of €84,000 per annum applied up to the end of January 2009. Additional fees were paid to Committee Chairmen, the Senior Independent Director and for

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

54	DIRECTORS’ INFORMATION (continued)

Committee membership. On February 1, 2009, the Governor, Deputy Governor and all Non-Executive Directors agreed to reduce their salary (in the case of the Governor and Deputy Governor) and their fees (in the case of all other Non-Executive Directors) by 25%.

(3)	Payments under the performance bonus scheme, are linked to individual performance and overall Group performance versus pre determined targets for the financial year. No bonuses were awarded for the financial year 2008/09.

(4)	The figures include car allowances and a taxable cash allowance in lieu of pension foregone for those Executives whose contractual pension promise would exceed the pensions cap introduced by the Finance Act 2006 together with the value of awards under the Employee Stock Issue Scheme.

(5)	In the case of BJ Goggin, D Crowley and D Donovan their pension accrual is now ‘capped’ at the increase in pension thresholds set out in the Finance Act each year, and as a result, a release back to the fund of previously funded benefits arises on an annual basis.

All pension amounts at (4) and (5) have been determined by Towers Watson, the Group’s actuary, and approved by the Group Remuneration Committee.

(6)	B J Goggin resigned as a Director in February 2009 and left the employment of the Group in March 2009. As per his contractual notice period arrangements, he received twelve months pay in lieu of notice.

Stock options held by Directors and Secretary

(a)	Executive stock options

Options Granted between 2006 and 2007

The vesting of options granted in 2006 and 2007 is conditional upon underlying earnings per share achieving a cumulative growth of at least 5% per annum compounded above the increase in the Consumer Price Index over the three year performance period.

Options granted in 2006 matured on July 4, 2009 and did not vest as the performance conditions were not achieved. This confirms the strong link between returns to stockholders and the remuneration of executives.

Options granted in 2007 are due to mature on June 12, 2010, but are likely to lapse as the performance conditions are unlikely to be achieved.

Options Granted in 2008

For options granted in 2008, 25% will vest if the Group’s underlying earnings per share growth is 3% per annum compounded over the three year performance period covering March 2009 to March 2011. 100% of options granted in 2008 will vest if the Group’s underlying earnings per share growth is 6% compounded over the three year performance period. A scaled level of vesting will occur between these two targets, with options lapsing if the minimum target of underlying earnings per share of 3% per annum compounded is not achieved over the three year performance period.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

54	DIRECTORS’ INFORMATION (continued)

Options to subscribe for ordinary stock in the Bank granted and exercised during the nine months ended December 31, 2009 are set out in the table below:

					Options at
					April 1,
					2009				Market
					or date of				price at	Options at
	Date of	Earliest		Exercise	appointment	Granted	Exercised	Lapsed	exercise	December 31,
	grant	exercise date	Expiry date	price	if later	in period	in year	in period	date	2009*
				€					€

R Boucher	Jul 26, 2004	Jul 26, 2007	Jul 26, 2014	10.76	26,000					26,000
	Jun 21, 2005	Jun 21, 2008	Jun 21, 2015	12.85	23,000					23,000
	Jul 4, 2006	Jul 4, 2009	Jul 4, 2016	14.00	30,500			30,500		—
	Jun 12, 2007	Jun 12, 2010	Jun 12, 2017	15.45	33,950					33,950
	Jun 3, 2008	Jun 3, 2011	Jun 3, 2018	8.10	71,600					71,600

	Total				185,050			30,500		154,550

D Crowley	May 21, 2001	May 21, 2004	May 21, 2011	11.05	25,000					25,000
	Jun 24, 2002	Jun 24, 2005	Jun 24, 2012	12.50	25,000					25,000
	Jun 18, 2003	Jun 18, 2006	Jun 18, 2013	10.77	50,000					50,000
	Jul 26, 2004	Jul 26, 2007	Jul 26, 2014	10.76	35,000					35,000
	Jun 21, 2005	Jun 21, 2008	Jun 21, 2015	12.85	32,500					32,500
	Jul 4, 2006	Jul 4, 2009	Jul 4, 2016	14.00	30,500			30,500		—
	Jun 12, 2007	Jun 12, 2010	Jun 12, 2017	15.45	33,950					33,950
	Jun 3, 2008	Jun 3, 2011	Jun 3, 2018	8.10	68,800					68,800

	Total				300,750			30,500		270,250

D Donovan	Jun 24, 2002	Jun 24, 2005	Jun 24, 2012	12.50	30,000					30,000
	Jun 18, 2003	Jun 18, 2006	Jun 18, 2013	10.77	50,000					50,000
	Jul 26, 2004	Jul 26, 2007	Jul 26, 2014	10.76	35,000					35,000
	Jun 21, 2005	Jun 21, 2008	Jun 21, 2015	12.85	32,500					32,500
	Jul 4, 2006	Jul 4, 2009	Jul 4, 2016	14.00	30,500			30,500		—
	Jun 12, 2007	Jun 12, 2010	Jun 12, 2017	15.45	33,950					33,950
	Jun 3, 2008	Jun 3, 2011	Jun 3, 2018	8.10	81,450					81,450

	Total				293,400			30,500		262,900

J O’Donovan	Jun 24, 2002	Jun 24, 2005	Jun 24, 2012	12.50	25,000					25,000
	Jun 18, 2003	Jun 18, 2006	Jun 18, 2013	10.77	50,000					50,000
	Jul 26, 2004	Jul 26, 2007	Jul 26, 2014	10.76	35,000					35,000
	Jun 21, 2005	Jun 21, 2008	Jun 21, 2015	12.85	32,500					32,500
	Jul 4, 2006	Jul 4, 2009	Jul 4, 2016	14.00	30,500			30,500		—
	Jun 12, 2007	Jun 12, 2010	Jun 12, 2017	15.45	33,950					33,950
	Jun 3, 2008	Jun 3, 2011	Jun 3, 2018	8.10	67,900					67,900

	Total				274,850			30,500		244,350

Secretary	May 21, 2001	May 21, 2004	May 21, 2011	11.05	10,000					10,000
H Nolan	Jun 18, 2003	Jun 18, 2006	Jun 18, 2013	10.77	10,000					10,000
	Jul 26, 2004	Jul 26, 2007	Jul 26, 2014	10.76	12,000					12,000
	Jun 21, 2005	Jun 21, 2008	Jun 21, 2015	12.85	11,000					11,000
	Jul 04, 2006	Jul 4, 2009	Jul 4, 2016	14.00	11,500			11,500		—
	Jun 12, 2007	Jun 12, 2010	Jun 12, 2017	15.45	9,700					9,700
	Jun 3, 2008	Jun 3, 2011	Jun 3, 2018	8.10	16,400					16,400

	Total				80,600			11,500		69,100

*	Information is shown as at December 31, 2009 and before any changes which may be required as a consequence of the Rights Issue.

No other Directors have been granted options to subscribe for units of ordinary stock of the Bank or of other Group entities.

The official closing price of ordinary stock at December 31, 2009 was €1.325 (March 31, 2009: €0.52).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

54	DIRECTORS’ INFORMATION (continued)

(b)	Sharesave Scheme Options

Under the terms of the Sharesave Schemes offered in 2006 and 2007, options were granted in December of each of those years to all eligible Group employees who elected to participate. Option prices were set at a discount of 25% of the then market price as permitted by the Rules in Ireland and at a discount of 20% of the then market price as permitted by the Rules in the UK. Under the terms of the 2006 and 2007 Sharesave offers, participants could save for three years.

The following table summarises the Sharesave Schemes operating in the Group:

Sharesave Scheme	ROI Price	UK Price	Saving Period	Maturity Date

2006	€12.28	€13.09	3 years	February 2010
2007	€6.96	€7.43	3 years	February 2011

The options held under the Sharesave schemes by the Directors and Secretary are set out below:

				Sharesave
	Sharesave Scheme	Sharesave options	Market value at date	options held at
Name	date of Grant	granted	of grant	December 31, 2009#

Directors:
	2006
R Boucher	December 22, 2006	301	€17.33	301
	2007
D Crowley	December 24, 2007	574	€10.11	— *
Secretary
H Nolan	2006
	December 22, 2006	301	€17.33	301
	2007
	December 24, 2007	531	€10.11	531

*	Des Crowley held 574 options under the 2007 3 Year SAYE Scheme, however, he withdrew from the scheme on June 10, 2009 withdrawing his savings of £1,120 and interest of £27. His options therefore lapsed.

#	Information is shown as at December 31, 2009, and before any changes which may be required as a consequence of the Rights Issue.

(c)	Long Term Incentive Plan (LTIP)

Conditional awards of units of ordinary stock are made to Group Senior Executives annually since 2004 under the terms of the LTIP.

These awards do not vest in the Executives unless demanding performance criteria are achieved (see description of LTIP in note 45 on page F-101). Prior to the introduction of the LTIP in 2004, conditional awards of units of ordinary stock were made under the Long Term Performance Stock Plan (LTPSP).

The performance conditions attached to the award of conditional units of stock made in June 2006 under the LTIP were not met in June 2009 and the awards granted under the scheme lapsed.

The Group Remuneration Committee decided that no award was to be made to Executive Directors in June 2009 under the LTIP plan.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

54	DIRECTORS’ INFORMATION (continued)

The conditional awards of units of ordinary stock made to date to the Executive Directors and the Group Secretary are as follows:

		No. of units						Potential
		conditionally		Vested			Released	interest
		held at	Conditionally	and			from	in shares at	Original
	Date of	April 1,	awarded	Retained		Matching	scheme in	December 31,	Maturity	Maturity
	award	2009	in the year	in Scheme*	Lapsed **	Award*	the year	2009#	date	date*

R Boucher	Jul 4, 2006	30,500			30,500			—	Jul 4, 2009
	Jun 12, 2007	33,950						33,950	Jun 12, 2010
	Jun 3, 2008	71,600						71,600	Jun 3, 2011

	Total	136,050	—	—	30,500	—	—	105,550

D Crowley	Jul 13, 1999			6,158		1,539	7,697	—	Jul 13, 2002	Jul 13, 2009
	May 25, 2000			13,079		3,269		3,269	May 25, 2003	May 25, 2010
	May 21, 2001			9,496		2,373		2,373	May 21, 2004	May 21, 2011
	Jun 24, 2002			7,070		1,767		1,767	Jun 24, 2005	Jun 24, 2012
	Jul 4, 2006	30,500			30,500			—	Jul 4, 2009
	Jun 12, 2007	33,950						33,950	Jun 12, 2010
	Jun 3, 2008	68,800						68,800	Jun 3, 2011

	Total	133,250	—	35,803	30,500	8,948	7,697	110,159

D Donovan	Jul 13, 1999			7,544		1,886	9,430	—	Jul 13, 2002	Jul 13, 2009
	May 25, 2000			11,494		2,873		2,873	May 25, 2003	May 25, 2010
	May 21, 2001			7,067		1,766		1,766	May 21, 2004	May 21, 2011
	Jun 24, 2002			4,714		1,178		1,178	Jun 24, 2005	Jun 24, 2012
	Jul 4, 2006	30,500			30,500			—	Jul 4, 2009
	Jun 12, 2007	33,950						33,950	Jun 12, 2010
	Jun 3, 2008	81,450						81,450	Jun 3, 2011

	Total	145,900	—	30,819	30,500	7,703	9,430	121,217

J O’Donovan	Jun 24, 2002			6,034		1,508	—	1,508	Jun 24, 2005	Jun 24, 2012
	Jul 4, 2006	30,500			30,500			—	Jul 4, 2009
	Jun 12, 2007	33,950						33,950	Jun 12, 2010
	Jun 3, 2008	67,900						67,900	Jun 3, 2011

	Total	132,350	—	6,034	30,500	1,508	—	103,358

Secretary
H Nolan	Jul 4, 2006	11,500			11,500			—	Jul 4, 2009
	Jun 12, 2007	6,950						6,950	Jun 12, 2010
	Jun 3, 2008	12,300						12,300	Jun 3, 2011

	Total	30,750	—	—	11,500	—	—	19,250

*	Only applies to awards made under the LTPSP. A minimum of 80% of the vested stock must be retained for two years from maturity of award. After the two year retention period, an additional award of 20% is made. If the award is retained for an additional five years, a further award of 30% is made. These additional awards are made at the maturity date as per the above table.

**	This column relates to any conditional grant which may have lapsed during the nine months ended December 31, 2009.

#	Information is shown as at December 31, 2009, and before any changes which may be required as a consequence of the Rights Issue.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

54	DIRECTORS’ INFORMATION (continued)

Directors’ pension entitlements

Set out below are details of the change in accrued pension benefits for the Directors during the nine months ended December 31, 2009.

		(b) Increase /	(c) Accrued pension
	(a) Additional	(decrease) in	entitlement at
Executive Directors	pension in the period	transfer value	December 31, 2009
	€	€	€

R Boucher	65,512	1,906,623	276,690
D Crowley*	—	(10,688)	270,866
D Donovan*	—	—	268,507
J O’Donovan	3,462	25,770	268,903

Column (a) above is the increase in pension during the period. Increases are after adjustment for inflation and comprise allowance for additional pensionable service, increases in pensionable earnings and any agreed adjustment in the individual’s pension accrual.

Column (b) is the additional/(reduced) capital value, less each Director’s contributions, of column (a) which would arise if the pension were to be transferred to another pension plan on the Director leaving the Group and is calculated using factors supplied by the actuary in accordance with actuarial guidance notes ASP PEN-2, and is based on leaving service pension benefits becoming payable at normal retirement date, age 60 (or earlier where there is an unfettered right to the payment of the benefit from an earlier age, payable without reduction, on leaving service).

During 2009, Richie Boucher’s contractual arrangements were changed to include an option to retire at age 55 on a pension of approx. 59% of his salary. Column (b) above includes an amount in respect of that change in contractual terms. This option was waived by him in April 2010 and the impact of this waiver will be reflected in the next financial statements.

Column (c) is the aggregate annual pension entitlement payable at normal retirement age based on each Director’s pensionable service with the Group at December 31, 2009.

*Pension entitlements increase annually in line with the increase in fund thresholds announced in the Finance Act each year. In the case of these individuals, the pension earned in 2009 is nil as there were no increases in the statutory revaluation of this threshold in the period from March 31 to December 31 2009.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

54	DIRECTORS’ INFORMATION (continued)

Directors’ interests in stock

In addition to their interests in the ordinary stock through their holding of stock options and the conditional awards of stock under the LTPSP and LTIP as set out above, the interests of the Directors and Secretary in office at December 31, 2009, and of their spouses and minor children, in the stocks issued by the Bank are set out below:

	Units of €0.64 of Ordinary Stock
	As at December 31, 2009	As at April 1, 2009
	Beneficial	Beneficial

DIRECTORS
R Boucher	33,127	33,127
T Considine	5,000	5,000
D Crowley	130,454	128,915
D Donovan	185,078	183,192
P Haran	8,443	8,443
D Holt	16,284	16,284
R Hynes +	25,000	25,000
J Kennedy	8,062	8,062
D McCourt	50,674	50,674
H A McSharry	11,354	11,354
P Molloy	1,167,333	*1,167,333
T Neill	114,461	**114,461
J O’Donovan	91,126	108,326
P O’Sullivan	10,000	*10,000
J Walsh	10,733	10,733

SECRETARY
H Nolan	21,883	*21,883

+	Held as American Depository Receipts (ADRs). One ADR equates to four units of ordinary stock.

*	As at date of appointment.

**	The comparative figure is amended to include an additional 161 units of Ordinary Stock taken up under the Stock Alternative Scheme in January 2008.

Apart from the interests set out above and in the previous section, the Directors and Secretary and their spouses and minor children had no other interests in the stock / securities of the Bank or its Group undertakings at December 31, 2009.

There have been no changes in the stockholdings of the above Directors and Secretary between December 31, 2009 and May 24, 2010, with the exception of D Crowley (133,724 at May 24, 2010) and D Donovan (187,951 at May 24, 2010).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55	SUMMARY OF RELATIONS WITH THE IRISH GOVERNMENT

(a)	Guarantee schemes

Credit Institutions (Financial Support) Scheme 2008 — (the “2008 Scheme”)

On 24 October 2008, four of the Group’s entities elected to participate in the above scheme. Under the scheme the Irish Government has guaranteed relevant deposits and debt securities raised by Irish covered institutions1 until September 29, 2010. The entities participating are the Governor and Company of the Bank of Ireland, Bank of Ireland Mortgage Bank, ICS Building Society and Bank of Ireland (IOM) Limited.

The following are the specific liabilities covered as set out in the Scheme rules:

•	all retail and corporate deposits (to the extent not covered by existing deposit protection schemes in Ireland or any other jurisdiction);

•	interbank deposits;

•	senior unsecured debt;

•	covered bonds (including asset covered securities); and

•	dated subordinated debt (Lower Tier 2).

Any intergroup borrowing and any debt due to the European Central Bank arising from Eurosystem monetary operations is excluded.

A number of conditions have been imposed on covered institutions under the Scheme including inter alia, conditions that regulate the commercial conduct of their business, having regard to capital ratios, market share and balance sheet growth. This is in order to minimise any potential competitive distortion that may arise and to avoid any abuse of the guarantee or any use in a manner irreconcilable with the purpose of the guarantee. These conditions are set out in the Scheme.

Covered institutions are subject to particular reporting requirements to enable the Financial Regulator and the Minister for Finance to monitor compliance with the Scheme and the achievement of its purposes.

A quarterly charge is payable to the Irish Government under the scheme. This amounted to €105 million for the nine months ended December 31, 2009 (€66 million for the six months to March 31, 2009).

At December 31, 2009, liabilities of €98.6 billion (March 31, 2009: €105.9 billion) were guaranteed under this scheme.

Credit Institutions (Eligible Liabilities Guarantee) Scheme

On December 9, 2009 the Credit Institutions (Eligible Liabilities Guarantee) Scheme (the “ELG Scheme”) was introduced. The purpose of the ELG scheme was to update and revise the current bank guarantee under the 2008 Scheme.

The ELG Scheme is subject to ongoing six monthly approval by the European Commission in accordance with EU State aid rules. The next review is due for completion by the end of June 2010.

Eligible liabilities include:

•	deposits to the extent not covered by deposit protection schemes in Ireland (other than the 2008 scheme) or any other jurisdiction;

•	senior unsecured certificates of deposit;

•	senior unsecured commercial paper;

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55	SUMMARY OF RELATIONS WITH THE IRISH GOVERNMENT (continued)

•	other senior unsecured bonds and notes; and

•	other forms of senior unsecured debt which may be specified by the Minister, consistent with EU State aid rules and the EU Commission’s Banking Communication (2008/C 270/02) and subject to prior consultation with the EU Commission.

From the time that a participating institution joins the ELG Scheme, only covered liabilities of that participating institution (as defined in the CIFS Scheme) in existence or contracted for prior to that time will continue to be guaranteed under the CIFS Scheme. All such then-existing covered liabilities will remain guaranteed until September 29, 2010 under the CIFS Scheme. From the time that a participating institution joins the ELG Scheme, any liabilities incurred or contracted for thereafter by that participating institution may be guaranteed under the ELG Scheme only.

A fee is payable to the Minister for Finance in respect of each liability guaranteed under the ELG Scheme.

On January 11, 2010, the Group became a participating institution under the ELG Scheme.

Participating institutions are also required to indemnify the Minister for Finance for any costs and expenses incurred by the Minister and for any payments made by the Minister under the Scheme which relate to the participating institution’s guarantee under the ELG and CIFS Schemes.

European Communities (Deposit Guarantee Schemes) Regulations, 1995

Under the European Communities (Deposit Guarantee Schemes) Regulations, 1995 (the ’Deposit Protection Scheme’) as amended by the Irish Government on September 20, 2008, deposits of up to €100,000 per depositor per licensed institution regulated by the Irish Financial Regulator are guaranteed.

This Scheme covers:

•	current accounts;

•	demand deposit accounts; and

•	term deposit accounts.

The level of contribution required from each credit institution is 0.2% per annum of eligible deposits held at all branches of the credit institution.

Deposits held in the Isle of Man benefit from the depositor compensation scheme in that jurisdiction which covers the first £50,000 of each deposit.

(b)	2009 Preference Stock

Against the backdrop of both higher market expectations for capital ratios and the Bank’s revised estimates for loan impairment charges the Government announced on 11 February 2009 its decision to invest in Bank of Ireland. This was achieved by the issue of and subscription by the NPRFC for 3.5 billion units of 2009 preference stock and by the issue of warrants to the NPRFC on March 31, 2009.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55	SUMMARY OF RELATIONS WITH THE IRISH GOVERNMENT (continued)

Application of the €3.5 billion proceeds of 2009 preference stock and warrants was as follows:

€m

Capital Stock	35
Stock Premium	3,317
Other equity reserves:
Core tranche warrants	50
Secondary tranche warrants	60
Transaction expenses	38

3,500

Of the €38 million in transaction expenses €30 million was paid to the NPRFC.

The 2009 preference stock is perpetual.

The 2009 preference stock entitles the NPRFC to receive a non-cumulative cash dividend at a fixed rate of 8 per cent of the issue price per annum, payable annually in arrears on February 20, at the discretion of the Bank. If a cash dividend is not paid by the Bank, the Bank shall issue units of ordinary stock to the NPRFC.

The number of units of ordinary stock that the Bank would be required to issue in the event of non-payment of a cash dividend is calculated by dividing the amount of the unpaid dividend by the Thirty Day Average Price1 . These units will be settled on a day determined by the Bank, in its sole discretion, provided that this must occur no later than the day on which the Bank subsequently redeems or repurchases or pays a dividend on the 2009 preference stock or any class of capital stock.

If the dividend on the 2009 preference stock is not paid in any particular year, the Bank is precluded from paying any dividend on ordinary stock until the Bank resumes the payment of dividends on the 2009 preference stock in cash. The Bank will also be precluded from paying any dividend on ordinary stock where the payment of such a dividend would reduce the distributable reserves of the Bank to such an extent that the Bank would be unable to pay the next dividend due for payment on the 2009 preference stock.

For information on the February 2010 dividend, refer to note 58.

The repayment of the capital paid up (inclusive of premium) on the 2009 preference stock ranks pari passu with the repayment of the paid up nominal value (excluding premium) of the ordinary stock on a winding up or other return of capital of the Bank.

The 2009 preference stock ranks ahead of ordinary stock as regards dividends and the repayment of premium on the ordinary stock on a winding up or other return of capital of the Bank. It ranks pari passu as regards dividends with other stock or securities which constitute core tier 1 capital of the Bank (other than ordinary stock and other than dividends to Minority Interests).

The 2009 preference stock is transferable in minimum lots of 50,000 units. If transferred to a person who is not a Government Entity2 , it will cease to carry any voting rights or the right to appoint Directors to the Court referred to below.

 1  Defined on page F-140.
 2  Defined on, page F-140.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55	SUMMARY OF RELATIONS WITH THE IRISH GOVERNMENT (continued)

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

While the 2009 preference stock is held by a Government Entity, the Minister for Finance3 will have the right to directly appoint 25 per cent of the Directors of the Bank (such 25 per cent to include any Directors nominated by the Minister for Finance pursuant to the Government Guarantee Scheme3).

If the ordinary stock to be issued in the event of non-payment of cash dividends on the 2009 preference stock is not settled on the dividend payment date to which it relates, the NPRFC is entitled to exercise the voting rights of that as yet unissued ordinary stock from the dividend payment date (although such voting rights will have no effect on the Bank’s unfettered discretion in respect of (i) the payment of dividends on the 2009 preference stock or any other securities of the Bank ranking pari passu with, or junior to, the 2009 preference stock or the issuance of ordinary stock in the event of non-payment of cash dividends on the 2009 preference stock; or (ii) the redemption or repurchase of the 2009 preference stock or any other securities of the Bank ranking pari passu with, or junior to, the 2009 preference stock).

The 2009 preference stock carries voting rights equivalent to 25 per cent of the total voting rights on any resolution proposed at a General Court of the Bank in relation to the appointment or removal of a Director of the Bank (inclusive of any voting rights that the NPRFC or any Government Entity may have through any holding of ordinary stock obtained through or in relation to the investment by the NPRFC and any voting rights obtained through the as yet unissued ordinary stock (as defined above).

The 2009 preference stock carries voting rights equivalent to 25 per cent of the total voting rights in relation to any Control Resolution3 (exclusive of any voting rights that the NPRFC or any Government Entity may have through any holding of ordinary stock obtained through or in relation to the Investment by the NPRFC).

While the NPRFC or a Government Entity holds the 2009 preference stock or (if later) until the Warrants are exercised, the implementation of any existing, or the adoption of any proposed, Capital Stock Resolution3 shall be subject to the prior written consent of the Minister for Finance.

On May 19, 2010 the NPRFC converted 1,036,000,000 units of 2009 preference stock to units of Ordinary Stock. Please refer to note 58 (i) for further information.

In connection with the investment by the NPRFC the Bank has agreed to implement a Banks Customer Package, including:

(a)	Increasing Credit Capacity to SME and first-time buyers.

(b)	Establishing an Environmental and Clean Energy and Innovation Fund.

(c)	Complying with new Codes of Practice in relation to lending to SME and Mortgage Arrears.

(d)	Engaging with the Financial Regulator in relation to improving customer communications and financial education.

(e)	Participating in an independent review of credit availability.

 3  Defined on page F-140

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55	SUMMARY OF RELATIONS WITH THE IRISH GOVERNMENT (continued)

(f)	Working with the IDA, Enterprise Ireland and with State agencies to ensure the supply of appropriate finance to contractors engaged on major projects sponsored by those agencies.

(g)	Providing additional funds for venture capital.

(h)	Ensuring prompt payment arrangements in future customer contracts.

Overview of Banks’ Commitments to SME sector

In his speech on March 30, 2010, the Minister for Finance announced a range of additional commitments for banks to support the SME sector. While the detail of these commitments remains to be finalised, they would require the Group to:

•	make available for targeted lending not less than €3 billion for new or increased credit facilities to SMEs in both 2010 and 2011, to include funds for working capital for businesses. The Minister stressed that credit should only go to viable businesses;

•	make available €20 million for Seed Capital to be provided to Enterprise Ireland supported ventures, building on the programme launched in 2009;

•	set-up a new fund of €100 million for Environmental, Clean Energy and Innovation Projects;

•	commit resources to work with Enterprise Ireland and the IBF to develop sectoral expertise in the modern growth sectors of the Irish economy;

•	explore with Enterprise Ireland and the IBF how best to develop the range of banking services that Irish SMEs trading internationally will need; and

•	develop expertise and bring forward new credit products in areas where cashflow, rather than property or assets, is the basis for business lending.

The Group is required to submit SME lending plans both by geography and sector for 2010 and 2011 in relation to the €3 billion target within a six week period.

Furthermore, as for other Irish banks, the Group will be subject to a Credit Review process whereby borrowers who have had credit refused or withdrawn can apply for an independent review of the Group’s decision. Where the Independent Reviewer recommends that credit should be granted, the Group is required to comply with the recommendation or explain why it will not do so.

For further information refer to www.finance.gov.ie

The Warrants

The Bank also entered into a Warrant Instrument on March 31, 2009 pursuant to which the Bank issued 334,737,148 Warrants to the NPRFC. Under the terms of the Warrants, the NPRFC would have been entitled to subscribe for units of ordinary stock on the basis of one unit of ordinary stock for each individual Warrant.

The warrants held by the NPRFC were cancelled in return for a payment of €491 million on May 19, 2010. Please refer to note 58(i) for further information.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55	SUMMARY OF RELATIONS WITH THE IRISH GOVERNMENT (continued)

1Defined terms

Capital Stock Resolution

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

55	SUMMARY OF RELATIONS WITH THE IRISH GOVERNMENT (continued)

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

(c)	National Asset Management Agency (NAMA)

Please refer to note 26 for details on NAMA.

(d)	National Asset Management Agency Investment Limited (NAMAIL)

Please refer to note 50 for details on NAMAIL.

56	RISK MANAGEMENT

Credit Risk

Definition

Credit Risk is defined as the risk of loss resulting from a counterparty being unable to meet its contractual obligations to the Group in respect of loans or other financial transactions.

Credit risk includes default risk, recovery risk, counterparty risk, the credit risk in securitisation, cross border (or transfer) risk, country risk, credit concentration risk and settlement risk.

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

The Group is also exposed to credit risk through its derivatives, available for sale, and other financial assets. In addition, credit risk arises in Bank of Ireland Life, primarily in relation to its reinsurance activities.

Credit Risk Exposures

At December 31, 2009, the Group classified those loans and advances to customers which are to transfer to NAMA as assets held for sale to NAMA. See note 26.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

The table below represents the maximum exposure to credit risk for financial assets with material credit risk (net of impairment) at December 31, 2009 and March 31, 2009 without taking account of collateral or other credit enhancements held. Exposures are based on the net carrying amounts as reported in the balance sheet for on balance sheet assets.

	December 31,	March 31,
	2009	2009
	€m	€m

Maximum exposure to credit risk (before collateral or other credit enhancements)
Loans and advances to banks (note 23)	5,031	7,886
Loans and advances to customers (note 25)	119,439	133,740
Assets held for sale to NAMA(1) (note 26)	9,581	—
Financial assets at fair value through profit or loss
- Trading securities (note 20)	403	125
- Other financial assets(2)	3,275	3,207
Derivative financial instruments (note 21)	5,824	8,397
Available for sale financial assets(3) (note 24)	20,884	26,796
Other assets(4)	1,118	1,073

Total on balance sheet	165,555	181,224
Contingent liabilities and commitments (note 44)	27,456	29,487

Total maximum exposure	193,011	210,711

(1)	Assets held for sale to NAMA include derivatives and accrued interest (see note 26).

(2)	Other financial assets at fair value through profit or loss includes government bonds, unit trusts, debt securities, loans and advances, and excludes equity securities as they are not subject to credit risk (see note 22).

(3)	Available for sale financial assets excludes equity securities (see note 24).

(4)	Other assets includes interest receivable and the reinsurance asset.

Credit Risk Management

The Group’s approach to the management of credit risk is focused on a detailed analysis at origination followed by early intervention and active management of accounts where creditworthiness has deteriorated. Given the changed credit and economic environment over the past two years, and the potential for further deterioration in the financial situation of borrowers, the Group has enhanced its approach to credit management.

In May 2009, a new organisational structure was put in place. This structure includes the creation of an enhanced Credit & Market Risk function and the appointment of a Group Chief Credit & Market Risk Officer with responsibility for the management of credit and market risk and overall risk reporting to the Group Executive team, the Court Risk Committee (“CRC”) and the Court.

The objectives of the Credit & Market Risk function are to provide strong independent oversight and management of the Group’s credit risk strategy, credit risk management information and credit risk underwriting as well as strategic oversight and the management of certain challenged portfolios.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

The Group continues to enhance a range of initiatives to deal with the effects of the continued deterioration in the credit environment and decline in asset quality, such as the following:

•	enhancement of collections and recoveries processes;

•	the creation and the expansion of existing specialist work out teams to ensure early intervention and resolution;

•	more frequent and intensive review cycles for ‘at risk’ exposures and management of excess positions;

•	reviews of industry/market sectors considered to be more vulnerable;

•	support from central teams in managing ‘at risk/challenged’ portfolios at a business unit level;

•	increased centralised control over restructures by Group Credit Committee (“GCC”); and

•	tighter/modified lending criteria for specific sectors.

The segregation of ‘at risk’ assets and realignment of resources allows remaining portfolio managers to focus on the ‘acceptable quality’ book and to work closely with those customers to help them maintain healthy working capital/cash flow positions.

The weakened international financial environment and large bank failures/rescues since September 2008 means that the Group is exposed to increased counterparty risk. The Group has invoked a number of measures to mitigate this increased risk. These include reduced individual bank exposures, enhanced credit risk management procedures for vulnerable exposures, actively managing down these exposures and the application of tighter credit policy criteria where required.

Credit policy

The core values and principles governing the provision of credit are contained in the Group Credit Policy, which is approved by the Court, on the advice of the CRC and the recommendation of the Group Risk Policy Committee (“GRPC”). Individual business unit credit policies, approved by the GRPC/Head of Risk Strategy, Analysis & Reporting as appropriate, define in greater detail the credit approach appropriate to the units concerned, taking account of the markets in which they operate and the products they provide. In a number of cases, business unit policies are supplemented by sectoral credit policies. Each staff member involved in developing banking relationships and/or in assessing or managing credit is expected to be fully conversant with applicable policies and procedures and has a responsibility to ensure compliance with these policies. Procedures for the approval and monitoring of exceptions to policy are included within the policy documents.

Lending authorisation

The Group’s credit risk management systems operate through a hierarchy of lending authorities, which are related to internal loan ratings. All exposures above certain levels require approval by the Group Credit Committee (“GCC”). Other exposures are approved according to a system of tiered individual authorities. Individuals are allocated lending limits according to credit competence, proven judgment, experience and the nature and scale of lending in their business unit.

Material lending proposals are referred to credit units for independent assessment/approval or formulation of a recommendation and subsequent adjudication by the applicable level of approval authority.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

Credit Reporting/Monitoring

It is the Group’s policy to ensure that adequate up to date credit management information is available to support the credit management of individual account relationships and the overall loan portfolio. Information is produced on a timely basis and at a frequency interval that reflects the purpose of the report.

Credit risk at a Group, divisional and significant operating unit/product type level is reported on a monthly basis to senior management. This monthly reporting includes information and detailed commentary on loan book growth, quality of the loan book (credit grade and Probability of Default (PD) profiles and Risk Weighted Assets), concentrations and loan impairment provisions including individual large impaired exposures. The report and commentaries are consistent across the Group, delivering an assessment of trends in the loan book.

On a quarterly basis, the Portfolio Review Committee (“PRC”) considers a credit concentration report, which tracks changes in sectoral and single name concentrations as measured under agreed parameters. This report also details the Group’s largest individual credit exposures.

Trends in Economic Capital usage in the Group’s main lending businesses are also reported to the PRC on a quarterly basis. This report acts to highlight changes to risk concentration in the Group’s loan book.

Credit risk is also reported monthly in the Court Risk Report. This report is presented to and discussed by the GRPC, the CRC and the Court.

Along with the stated suite of monthly and quarterly reporting, ad hoc reports are submitted to senior management and the Court as required.

Group Credit Review (“GCR”), an independent function within Group Internal Audit, reviews the quality and management of credit risk assets across the Group and reports to the GRPC on a quarterly basis. The reviews cover lending units in each division and incorporate an examination of adherence to credit policies and credit procedures across the various portfolios. GCR also addresses the timeliness of the annual review process and the quality of credit assessment in each portfolio.

Credit related commitments

The Group classifies and manages credit related commitments that are not reflected as loans and advances on the balance sheet, as follows:

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

Documentary and commercial letters of credit:  written undertakings by the Group on behalf of a customer authorising a third party to draw drafts or payment instruments on the Group to a stipulated amount under specific terms and conditions. Also, situations where the Group confirms/guarantees to a foreign bank in respect of export letters of credit. These instruments are collateralised by the underlying shipment of goods to which they relate and are assessed on the same basis as loans for credit approval and management.

Commitments:  unused elements of authorised credit in the form of loans, guarantees or letters of credit, where the Group is potentially exposed to loss in an amount equal to the total unused commitments. The likely amount of loss is less than the total unused commitments, as most commitments are contingent upon customers maintaining

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

specific credit and performance standards. These instruments are assessed on the same basis as loans for credit approval and management.

Letters of offer:  where the Group has made an irrevocable offer to extend credit to a customer and the customer may or may not have confirmed acceptance of the offer on the terms outlined and within the specified timeframe. The exposure is assessed on the same basis as loans for credit approval and management. The exposure to credit risk is considerably less than the face value of offer letters, as not all offers are accepted.

Counterparty Credit Risk arising from derivatives

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

The Group has executed standard internationally recognised documents such as International Swaps and Derivative Association (ISDA) agreements and Credit Support Annexes (CSAs) with its principal interbank derivative counterparties and a very high proportion of its total interbank derivatives book is covered by CSAs and is hence collateralised. The purpose of a CSA is to limit the potential cost of replacing derivative contracts at market prices in the event of default by the original counterparty.

Currently all collateral for derivative counterparty risk is in the form of cash.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

Loans & advances to customers and loans held for sale to NAMA (Total loans)

The following table gives the geographic and industry breakdown of gross loans and advances to customers (before impairment provisions) based on the location of the business unit where the borrowing is booked.

	Total loans and advances to			Total loans and advances to
	customers December 31, 2009			customers March 31, 2009
		UK &			UK &
Geographical/industry analysis	Ireland	other	Total	Ireland	other	Total
	€m	€m	€m	€m	€m	€m

Personal
- Residential mortgages	28,196	32,274	60,470	27,647	31,241	58,888
- Other consumer lending	2,906	1,434	4,340	3,406	2,231	5,637
Property and construction	19,472	16,038	35,510	19,358	14,597	33,955
Business and other services	11,983	3,627	15,610	10,782	6,032	16,814
Manufacturing	4,511	1,744	6,255	6,049	1,740	7,789
Distribution	4,463	525	4,988	3,343	795	4,138
Transport	778	618	1,396	935	319	1,254
Financial	1,088	1,354	2,442	1,919	349	2,268
Agriculture	1,726	388	2,114	1,954	57	2,011
Energy	1,438	108	1,546	2,555	212	2,767

Total	76,561	58,110	134,671	77,948	57,573	135,521

The following table gives the geographic and industry breakdown of gross loans held for sale to NAMA (before impairment provisions) based on the location of the underlying property.

	Loans held for sale to NAMA			Loans held for sale to NAMA
	December 31, 2009			March 31, 2009
		UK &			UK &
Geographical/industry analysis	Ireland	other	Total	Ireland	other	Total
	€m	€m	€m	€m	€m	€m

Personal
- Residential mortgages	68	—	68	—	—	—
- Other consumer lending	—	—	—	—	—	—
Property and construction	7,503	4,453	11,956	—	—	—
Business and other services	188	8	196	—	—	—
Manufacturing	7	—	7	—	—	—
Distribution	—	—	—	—	—	—
Transport	—	—	—	—	—	—
Financial	—	—	—	—	—	—
Agriculture	8	—	8	—	—	—
Energy	—	—	—	—	—	—

Total	7,774	4,461	12,235	—	—	—

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

The Group’s primary markets are Ireland and the UK and exposures originated and managed in these countries represent a material concentration of credit risk. Similarly, the Group exhibits a material concentration in Residential mortgages and the Property and construction sector. The level of concentration in the Property and construction sector will be reduced following the transfer of loans of circa. €12.2 billion (before impairment provisions) to NAMA.

The Group’s Residential mortgage portfolio is widely diversified by individual borrower and amounted to 45% of Total loans at December 31, 2009 (March 31, 2009: 44%). 47% of Residential mortgages related to Ireland and 53% related to the UK (both percentages unchanged from March 31, 2009).

The Property and construction sector accounted for 27% or €36 billion of the Group loan book as at December 31, 2009 (March 31, 2009: 25% or €34 billion). This book includes both investment loans and land and development loans. The increase since March 31, 2009 is primarily due to additional loan drawdowns of committed facilities and the impact of movements in exchange rates.

Large Exposures

The Group’s Credit Concentration Policy and regulatory guidelines set out the maximum exposure limits to a customer or a group of connected customers. The policy and regulatory guidelines cover both bank and non-bank counterparties.

The Group limits risk concentration in individual non-bank credit exposures to 10% of total tier 1 capital. This limit is based on aggregate “clean credit commitments”, defined as total credit exposure less any amounts covered by pledged cash, Government Guarantee or acceptable Bank Guarantee. No single customer exposure exceeds regulatory guidelines.

At December 31, 2009, the Group’s top 50 non-Bank exposures amounted to €13.6 billion and accounted for 10% (March 31, 2009: €14.9 billion and 11%) of the Group’s loans and advances to customers including loans held for sale to NAMA. Of this amount at December 31, 2009 €3.7 billion relates to loans held for sale to NAMA.

Credit Risk Assessment & Measurement

All credit transactions are assessed at origination for credit quality and the borrower is assigned a credit grade based on a predefined credit rating scale. The risk, and consequently credit grade, is reassessed periodically as part of the transaction review process.

The use of internal credit rating models and scoring tools, which measure the degree of risk inherent in lending to specific counterparties, is central to the credit risk assessment and ongoing management processes within the Group. The primary model measures used are:

•	Probability of Default: the probability of a given counterparty defaulting on any of its borrowings from the Group within the next twelve months;

•	Exposure at Default: the exposure the Group has to a defaulting borrower at the time of default;

•	Loss Given Default: the loss incurred on a specific transaction should the borrower default, expressed as a percentage of Exposure at Default; and

•	Maturity: the contractual or estimated time period until an exposure is fully repaid or cancelled.

These measures are used to calculate expected loss and are fully embedded in, and form an essential component of, the Group’s operational and strategic credit risk management and credit pricing practices.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

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

An independent unit reporting to Group Internal Audit annually validates internal credit risk models from a performance and compliance perspective. This unit provides reports to the Risk Measurement Committee (RMC).

Risk modelling is also applied at a portfolio level in the Group’s credit businesses to guide economic capital allocation and strategic portfolio management.

The measures to calculate credit risk referred to above are used to calculate expected loss. A different basis is used to derive the amount of incurred credit losses for financial reporting purposes. For financial reporting purposes, impairment allowances are recognised only with respect to losses that have been incurred at the balance sheet date based on objective evidence of impairment.

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

Controls and limits

The Group imposes risk control limits and guide points to mitigate significant concentration risk. These limits and guide points are informed by the Group’s loss tolerance guide points and are set in the context of the Group’s risk strategy and risk appetite.

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

Where the risk review process indicates the possible emergence of undue risk concentrations, appropriate risk transfer and mitigation options are explored and recommended to the Portfolio Review Committee (PRC). These options may include hedging strategies and securitisation programmes.

The Group currently makes very limited use of hedging strategies or credit derivatives for risk mitigation purposes. A number of securitisation transactions for residential and commercial mortgages and a collateralised debt

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

obligation (CDO) vehicle, primarily for leveraged loans, have been undertaken. The primary purpose of these initiatives was for contingent liquidity management.

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

A variety of types of collateral are accepted, including property, securities, cash, guarantees and insurance, grouped broadly as follows:

•	Financial collateral (lien over deposits, shares, etc.);

•	Residential and commercial real estate;

•	Physical collateral (plant & machinery, stock, etc.); and

•	Other collateral (debtors, guarantees, insurance, etc.).

The Group’s requirements around completion, valuation and management requirements for collateral are set out in appropriate Group or business unit policies and procedures. The Group has availed of the option under IFRS 7 not to disclose the fair value of collateral held against past due or impaired financial assets given that it is operationally impracticable.

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

All credit exposures, either individually or collectively, are regularly reviewed for objective evidence of impairment; where such evidence of impairment exists, the exposure is measured for an impairment provision. The criteria used to determine that there is objective evidence of impairment include:

•	delinquency in contractual payments of principal or interest;

•	cash flow difficulties;

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

•	breach of loan covenants or conditions;

•	deterioration of the borrower’s competitive position;

•	deterioration in the value of collateral;

•	external rating downgrade below an acceptable level; and

•	initiation of bankruptcy proceedings.

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

Methodology for Individually Assessing Impairment

An individual impairment assessment is performed for any exposure for which there is objective evidence of impairment, and where the exposure is above an agreed minimum threshold. The carrying amount of the exposure net of the estimated recoverable amount (and thus the specific provision required) is calculated using a discounted cashflow analysis. This calculates the estimated recoverable amount as the present value of the estimated future cash flows, discounted at the exposure’s original effective interest rate (or the current effective interest rate for variable rate exposures). The estimated future cashflows include forecasted principal and interest payments (not necessarily contractual amounts due) including cash flows, if any, from the realisation of collateral/security held, less realisation costs.

In the context of the Group’s impaired land and development property assets, where recovery and/or repayment is likely to be generated from asset sales and/or realisation of the property collateral, estimated cashflows are based on valuations from one or more different methods, in light of the restricted market liquidity that currently exists. These valuation methods include valuations from independent external professionals, estimates based on verbal consultations with external valuers, local market knowledge provided by relevant bank management, and residual value methodologies. The appropriate methodological application depends on the particular circumstances of the loan and underlying collateral, e.g. the degree of liquidity and recent transactional evidence in the relevant market segment, the type, size and location of the property asset and its development potential and marketability.

Given the absence of sufficient transactional evidence and market liquidity, up to date, independent and professional valuations in writing are sought in certain circumstances. Whilst less formal than written valuations, verbal consultations with external valuers can help benchmark asset values and provide general information on market developments and trends. The application of local market knowledge occurs typically where the loan and underlying property asset are relatively small and relevant bank management has in-depth knowledge of both the property asset and local market conditions, which may be illiquid. In such cases, estimated valuations of undeveloped sites may be expressed on a ‘per plot’ basis if there is suitable zoning/planning in place, whereas unzoned rural land may be assumed to have only agricultural value. Residual value methodologies are used to estimate the current value of a site or part-completed development based on a detailed appraisal that assesses the

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

costs (building, funding and other costs) and receipts (forecast sales and/or lettings) associated with bringing a development to completion. This valuation methodology may be applied when a property asset is considered to have realistic development potential given current or anticipated planning status, projected marketability etc.

After applying one or more of the above methodologies, the resulting valuations show a wide range of discounts (typically between 40% and 90%) to estimated peak market values for the underlying property collateral assets. Key influencing factors as to the level of discount include the type of property asset (with undeveloped land incurring a relatively high discount), the status of zoning and planning, and the location in terms of both jurisdiction/region and proximate environment, e.g. whether city centre, suburban, provincial town or rural.

Methodology for Collectively Assessing Impairment

Where exposures fall below the threshold for individual assessment of impairment, such exposures with similar credit risk characteristics (e.g. portfolio of consumer personal loans) are pooled and are collectively assessed for impairment. A provision is then calculated by estimating the future cash flows of a group of exposures that are collectively evaluated for impairment. This estimation considers the expected contractual cash flows of the exposures in a portfolio and the historical loss experience for exposures with credit risk characteristics similar to those in the portfolio being assessed. Assumptions and parameters used to create the portfolio provision, which are based on historical experience (i.e. amount and timing of cashflows/loss given default), are regularly compared against current experience in the loan book and current market conditions.

Where there is objective evidence of impairment on a collective basis, this is reported as a specific provision in line with individually assessed loans.

Methodology for establishing Incurred but not reported (IBNR) provisions

Impairment provisions are also recognised for losses not specifically identified but which, experience and observable data indicate, are present in the portfolio at the date of assessment. These are described as incurred but not reported provisions. Statistical models are used to determine the appropriate level of IBNR provisions. These models estimate latent losses taking into account three observed and/or estimated factors:

•	loss emergence rates (based on historic grade migration experience or probability of default);

•	the emergence period (historic experience, adjusted to reflect the current conditions and the credit management model); and

•	loss given default rates (loss and recovery rates using historical loan loss experience, adjusted where appropriate to reflect current observable data).

Account performance is reviewed periodically to confirm that the credit grade or probability of default assigned remains appropriate and to determine if impairment has arisen. For consumer and smaller ticket commercial exposures, the review is largely based on account behaviour and is highly automated. Where there are loan arrears, excesses, dormancy, etc. the account is downgraded to reflect the higher underlying risk. For larger commercial loans, the relationship manager re-assesses the risk at least annually (more frequently if circumstances or grade require) and re-affirms or amends the grade (credit and Probability of Default (“PD”) grade) in light of new information or changes (e.g. up to date financials or changed market outlook). Grade migration and adjusted PD grades are analysed for inclusion in the loss model. Recent data sets are used in order to capture current trends, rather than averaging over a period which might include earlier and less stressed points in the credit cycle.

Emergence period is calculated using historical loan loss experience, adjusted to reflect the more intensive credit management model in place, where all vulnerable portfolios are reviewed on a shortened cycle. The range of emergence periods is typically three to nine months.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

Loss given default is calculated using historical loan loss experience, adjusted where appropriate to apply management’s credit expertise to reflect current observable data (including assessment of the deterioration in the property sector, discounted collateral values, rising unemployment and reduced repayment prospects, etc).

An analysis of the Group’s impairment provisions at December 31, 2009 is set out on pages F-158 and F-159.

Other factors taken into consideration in estimating provisions include local and international economic climates, changes in credit management processes and policies, changes in portfolio risk profile and the effect of any external factors such as legal or competition requirements.

Whilst provisioning is an ongoing process, all business units formally review and confirm the appropriateness of their provisioning methodologies and the adequacy of their impairment provisions on a half yearly basis. Their conclusions are reviewed by the Credit & Market Risk function and the GRPC.

The Group’s provisioning methodology is approved by the GRPC on a half yearly basis.

The quantum of the Group’s loan loss charge, impaired loans balances and provisions is also reviewed by the GRPC semi annually, in advance of providing a recommendation to the Group Audit Committee.

Asset Quality — Financial Assets

The Group classifies financial assets as ‘neither past due nor impaired’, ‘past due but not impaired’ and ‘impaired’ in line with the requirements of IFRS 7.

The Group uses internal ratings, based on an assessment of the credit quality of the customer, as part of its credit risk management system. A thirteen point credit grade rating scale is used for more complex, individually managed exposures, including wholesale, corporate and business lending. A seven point credit grade rating scale is used for standard products (including mortgages, personal and small business loans). Both credit scales have a defined relationship with the Group’s Probability of Default (PD) scale.

Other financial assets are assigned an internal rating supported by external ratings of the major rating agencies.

Loans and advances to customers and loans held for sale to NAMA are assigned an internal credit grade by the Group based on an assessment of the credit quality of the borrower.

‘Neither past due nor impaired’ ratings are summarised as set out below:

•	high quality ratings apply to highly rated financial obligors, strong corporate and business counterparties and consumer banking borrowers (including residential mortgages) with whom the Group has an excellent repayment experience. High quality ratings are derived from grades 1 to 4 on the thirteen point grade scale, grades 1 and 2 on the seven point grade scale and ratings equivalent to AAA, AA+, AA, AA-, A+, A, A-, BBB+ and BBB for the external major rating agencies;

•	satisfactory quality ratings apply to good quality financial assets that are performing as expected, including loans and advances to small and medium sized enterprises, leveraged entities and more recently established businesses. Satisfactory quality ratings also include some element of the Group’s retail portfolios. Satisfactory quality ratings are derived from grades 5 to 7 on the thirteen point grade scale, grade 3 on the seven point grade scale and external ratings equivalent to BBB-, BB+, BB and BB-;

•	acceptable quality ratings apply to customers with increased risk profiles that are subject to closer monitoring and scrutiny by lenders with the objective of managing risk and moving accounts to an improved rating category. Acceptable quality ratings are derived from grades 8 and 9 on the thirteen point grade scale, grade 4 outstandings within the seven point scale and external ratings equivalent to B+; and

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

•	the lower quality but not past due nor impaired rating applies to those financial assets that are neither in arrears nor impaired but where the Group requires a work down or work out of the relationship unless an early reduction in risk is achievable. Lower quality ratings are derived from outstandings within rating grades 10 and 11 on the thirteen point grade scale and grade 5 on the seven point grade scale and external ratings equivalent to B or below.

‘Past due but not impaired loans’ are defined as follows:

•	loans where repayment of interest and/or principal are overdue by at least one day but are not impaired.

‘Impaired loans’ are defined as follows:

•	loans with a specific impairment provision attaching to them together with loans (excluding residential mortgages) which are more than 90 days in arrears; and

•	all assets in grades 12 and 13 on the thirteen point grade scale and grades 6 and 7 on the seven point grade scale are impaired.

Asset Quality — loans and advances to customers including loans held for sale to NAMA (Total loans)

	Gross loans and		Loans held for
December 31, 2009	advances to customers		sale to NAMA		Total loans
	€m	%	€m	%	€m	%

Asset quality
High quality	68,654	56.1%	561	4.6%	69,215	51.4%
Satisfactory quality	27,665	22.6%	2,014	16.5%	29,679	22.1%
Acceptable quality	11,380	9.3%	2,266	18.5%	13,646	10.1%
Lower quality but not past due nor impaired	2,773	2.3%	575	4.7%	3,348	2.5%

Neither past due nor impaired	110,472	90.2%	5,416	44.3%	115,888	86.1%
Past due but not impaired	5,177	4.2%	255	2.1%	5,432	4.0%
Impaired	6,787	5.5%	6,564	53.6%	13,351	9.9%

Total loans and advances to customers	122,436	100.0%	12,235	100.0%	134,671	100.0%

	Gross loans and		Loans held for
March 31, 2009	advances to customers		sale to NAMA		Total loans
	€m	%	€m	%	€m	%

Asset quality
High quality	72,465	53.5%	—	—	72,465	53.5%
Satisfactory quality	37,087	27.3%	—	—	37,087	27.3%
Acceptable quality	12,556	9.3%	—	—	12,556	9.3%
Lower quality but not past due nor impaired	2,330	1.7%	—	—	2,330	1.7%

Neither past due nor impaired	124,438	91.8%	—	—	124,438	91.8%
Past due but not impaired	5,761	4.3%	—	—	5,761	4.3%
Impaired	5,322	3.9%	—	—	5,322	3.9%

Total loans and advances to customers	135,521	100.0%	—	—	135,521	100.0%

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

On December 31, 2009, the Group classified those loans and advances to customers expected to transfer to NAMA as loans held for sale to NAMA. For ease of comparative purposes the tables and commentary presents the loans and advances to customers of €122 billion and loans held for sale to NAMA of approx. €12 billion, together these are referred to as Total loans.

Asset quality continues to deteriorate on a declining loan book. Total loans classified as ‘neither past due nor impaired’ have declined in both volume and percentage terms, with a significant rise in impaired loans in the period from €5.3 billion at March 31, 2009 to €13.4 billion at December 31, 2009. Of the impaired loans at December 31, 2009, 49% or €6.6 billion are expected to transfer to NAMA.

Total loans classified as ‘neither past due nor impaired’ accounted for 86.1% of the Group loan book at December 31, 2009 compared to 91.8% at March 31, 2009. The movement is due primarily to the deterioration in the global and Irish economic environments, resulting in continuing low levels of economic activity across our main markets, impacting upon credit quality.

In the ‘past due but not impaired’ category, both the quantum and percentage of the Total loans are down from €5.8 billion or 4.3% at March 31, 2009 to €5.4 billion or 4.0% at December 31, 2009. This reduction is mainly due to the movement of exposures into the ‘impaired’ category during the period.

‘Impaired’ loans increased from €5.3 billion at March 31, 2009 to €13.4 billion at December 31, 2009, an increase of 151%. This increase in impaired loans reflects the severe deterioration in general economic conditions, weaker consumer sentiment and a sharp slowdown in the Property and construction sector, particularly in the land and development sub-sector. Property and construction accounts for 72% of all impaired loans.

The Group currently expects that approx. €12.2 billion of loans may transfer to NAMA (classified as loans held for sale to NAMA). Of these assets of approx. €12.2 billion, 44% or €5.4 billion are classified as ‘neither past due nor impaired’, 2% or €0.3 billion are classified as ‘past due but not impaired’ and 54% or €6.6 billion are classified as impaired. Of the €6.6 billion impaired loans, €6.5 billion or 98% relates to the Property and construction portfolio with €5.2 billion or 80% of this relating to land and development.

Asset Quality — Loans and advances to customers & loans held for sale to NAMA (Total loans)

The tables and analysis below summarise the Group’s Total loans over the following categories: ‘neither past due nor impaired’, ‘past due but not impaired’ and ‘impaired’. Exposures are based on the gross amount before provisions for impairment.

		Non-Property
December 31, 2009	Residential	SME and	Property and
Loans and advances to customers	mortgages	corporate	construction	Consumer	Total
	€m	€m	€m	€m	€m

Financial assets neither past due nor impaired	56,600	30,821	19,390	3,661	110,472
Financial assets past due but not impaired	3,331	625	968	253	5,177
Impaired financial assets	471	2,694	3,196	426	6,787

Total	60,402	34,140	23,554	4,340	122,436

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

		Non-Property
December 31, 2009	Residential	SME and	Property and
Loans held for sale to NAMA	mortgages	corporate	construction	Consumer	Total
	€m	€m	€m	€m	€m

Financial assets neither past due nor impaired	30	97	5,289	—	5,416
Financial assets past due but not impaired	38	2	215	—	255
Impaired financial assets	—	112	6,452	—	6,564

Total	68	211	11,956	—	12,235

		Non-Property
December 31, 2009	Residential	SME and	Property and
Total loans	mortgages	corporate	construction	Consumer	Total
	€m	€m	€m	€m	€m

Financial assets neither past due nor impaired	56,630	30,918	24,679	3,661	115,888
Financial assets past due but not impaired	3,369	627	1,183	253	5,432
Impaired financial assets	471	2,806	9,648	426	13,351

Total	60,470	34,351	35,510	4,340	134,671

		Non-Property
March 31, 2009	Residential	SME and	Property and
Total loans	mortgages	corporate	construction	Consumer	Total
	€m	€m	€m	€m	€m

Financial assets neither past due nor impaired	55,877	35,081	28,525	4,955	124,438
Financial assets past due but not impaired	2,782	773	1,892	314	5,761
Impaired financial assets	229	1,187	3,538	368	5,322

Total	58,888	37,041	33,955	5,637	135,521

Financial Assets ‘neither past due nor impaired’: Loans and advances to customers & loans held for sale to NAMA (Total loans)

The tables below provide an analysis of Total loans ‘neither past due nor impaired’ by asset classification based on an assessment of the credit quality of the borrower.

December 31, 2009		Non-Property
Risk profile	Residential	SME and	Property and
Loans and advances to customers neither past due nor impaired	mortgages	corporate	construction	Consumer	Total
	€m	€m	€m	€m	€m

High quality	56,600	8,298	1,073	2,683	68,654
Satisfactory quality	—	15,712	11,060	893	27,665
Acceptable quality	—	5,098	6,197	85	11,380
Lower quality but not past due nor impaired	—	1,713	1,060	—	2,773

Total	56,600	30,821	19,390	3,661	110,472

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

December 31, 2009		Non-Property
Risk profile	Residential	SME and	Property and
Loans held for sale to NAMA neither past due nor impaired	mortgages	corporate	construction	Consumer	Total
	€m	€m	€m	€m	€m

High quality	30	5	526	—	561
Satisfactory quality	—	40	1,974	—	2,014
Acceptable quality	—	32	2,234	—	2,266
Lower quality but not past due nor impaired	—	20	555	—	575

Total	30	97	5,289	—	5,416

December 31, 2009		Non-Property
Risk profile	Residential	SME and	Property and
Total loans neither past due nor impaired	mortgages	corporate	construction	Consumer	Total
	€m	€m	€m	€m	€m

High quality	56,630	8,303	1,599	2,683	69,215
Satisfactory quality	—	15,752	13,034	893	29,679
Acceptable quality	—	5,130	8,431	85	13,646
Lower quality but not past due nor impaired	—	1,733	1,615	—	3,348

Total	56,630	30,918	24,679	3,661	115,888

March 31, 2009		Non-Property
Risk profile	Residential	SME and	Property and
Total loans and advances to customers neither past due nor impaired	mortgages	corporate	construction	Consumer	Total
	€m	€m	€m	€m	€m

High quality	55,877	10,555	2,370	3,663	72,465
Satisfactory quality	—	18,417	17,613	1,057	37,087
Acceptable quality	—	5,188	7,157	211	12,556
Lower quality but not past due nor impaired	—	921	1,385	24	2,330

Total	55,877	35,081	28,525	4,955	124,438

Financial Assets ‘past due but not impaired’: Loans and advances to customers & loans held for sale to NAMA (Total loans)

The tables below provide an aged analysis of financial assets ‘past due but not impaired’ by asset classification. Amounts arising from operational/timing issues that are outside the control of customers are generally excluded.

		Non-Property
December 31, 2009	Residential	SME and	Property and
Loans and advances to customers past due but not impaired	mortgages	corporate	construction	Consumer	Total
	€m	€m	€m	€m	€m

Past due up to 30 days	1,159	440	495	132	2,226
Past due 31 — 60 days	531	115	324	86	1,056
Past due 61 — 90 days	281	70	149	29	529
Past due more than 90 days	1,360	—	—	6	1,366

Total	3,331	625	968	253	5,177

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

		Non-Property
December 31, 2009	Residential	SME and	Property and
Loans held for sale to NAMA past due but not impaired	mortgages	corporate	construction	Consumer	Total
	€m	€m	€m	€m	€m

Past due up to 30 days	—	2	95	—	97
Past due 31 — 60 days	—	—	15	—	15
Past due 61 — 90 days	38	—	105	—	143
Past due more than 90 days	—	—	—	—	—

Total	38	2	215	—	255

		Non-Property
December 31, 2009	Residential	SME and	Property and
Total loans and advances to customers past due but not impaired	mortgages	corporate	construction	Consumer	Total
	€m	€m	€m	€m	€m

Past due up to 30 days	1,159	442	590	132	2,323
Past due 31 — 60 days	531	115	339	86	1,071
Past due 61 — 90 days	319	70	254	29	672
Past due more than 90 days	1,360	—	—	6	1,366

Total	3,369	627	1,183	253	5,432

		Non-Property
March 31, 2009	Residential	SME and	Property and
Total loans Past due but not impaired	mortgages	corporate	construction	Consumer	Total
	€m	€m	€m	€m	€m

Past due up to 30 days	1,021	389	743	160	2,313
Past due 31 — 60 days	510	179	452	110	1,251
Past due 61 — 90 days	306	149	630	34	1,119
Past due more than 90 days	945	56	67	10	1,078

Total	2,782	773	1,892	314	5,761

The tables above highlight that the volume of Residential mortgages that are past due but not impaired have increased by 21% from €2.8 billion at March 31, 2009 to €3.4 billion at December 31, 2009. The volume of Residential mortgages that are past due more than 90 days have increased from €0.9 billion at March 31, 2009 to €1.4 billion at December 31, 2009. This reflects the impact on the level of arrears from rising unemployment and lower disposable income.

The volume of Property and construction loans that are ‘past due but not impaired’ have fallen from €1.9 billion at March 31, 2009 to €1.2 billion at December 31, 2009. This reflects the increase in impaired loans in this portfolio.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

Financial Assets ‘Impaired’: Loans and advances to customers & loans held for sale to NAMA (Total loans)

					Impairment
			Impaired		provisions
December 31, 2009			loans		as % of
Total loans and advances to customers		Impaired	as % of	Impairment	impaired
Composition and Impairment	Advances	loans	advances	provisions	loans
	€m	€m	%	€m	%

Residential mortgages	60,402	471	0.8%	359	76%
Non-property SME and corporate	34,140	2,694	7.9%	1,134	42%
Property and construction	23,554	3,196	13.6%	1,124	35%
Consumer	4,340	426	9.8%	380	89%

Total loans and advances to customers	122,436	6,787	5.5%	2,997	44%

					Impairment
			Impaired		provisions
December 31, 2009			loans		as % of
Loans held for sale to NAMA		Impaired	as % of	Impairment	impaired
Composition and Impairment	Advances	loans	advances	provisions	loans
	€m	€m	%	€m	%

Residential mortgages	68	—	—	—	—
Non-property SME and corporate	211	112	53.1%	18	16%
Property and construction	11,956	6,452	54.0%	2,760	43%
Consumer	—	—	—	—	—

Total loans and advances to customers	12,235	6,564	53.6%	2,778	42%

					Impairment
			Impaired		provisions
December 31, 2009			loans		as % of
Total loans		Impaired	as % of	Impairment	impaired
Composition and Impairment	Advances	loans	advances	provisions	loans
	€m	€m	%	€m	%

Residential mortgages	60,470	471	0.8%	359	76%
Non-property SME and corporate	34,351	2,806	8.2%	1,152	41%
Property and construction	35,510	9,648	27.2%	3,884	40%
Consumer	4,340	426	9.8%	380	89%

Total loans and advances to customers	134,671	13,351	9.9%	5,775	43%

					Impairment
			Impaired		provisions
March 31, 2009			loans		as % of
Total loans		Impaired	as % of	Impairment	impaired
Composition and Impairment	Advances	loans	advances	provisions	loans
	€m	€m	%	€m	%

Residential mortgages	58,888	229	0.4%	144	63%
Non-property SME and corporate	37,041	1,187	3.2%	480	40%
Property and construction	33,955	3,538	10.4%	856	24%
Consumer	5,637	368	6.5%	301	82%

Total loans and advances to customers	135,521	5,322	3.9%	1,781	33%

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

Impaired loans increased from €5.3 billion or 3.9% of Total loans at March 31, 2009 to €13.4 billion or 9.9% of Total loans at December 31, 2009. Of the €13.4 billion impaired loans, €11.8 billion have been assessed for impairment on an individual basis with the remaining €1.6 billion assessed collectively. Specific provisions on loans assessed on an individual basis amount to €4 billion. The increase in impaired loans primarily reflects the sharp deterioration in the Property and construction sector, particularly in Ireland, together with a deterioration in general economic conditions and weak consumer sentiment.

By portfolio, Residential mortgages accounts for 4% of impaired loans, Non-property SME and corporate accounts for 21% of impaired loans, Property and construction accounts for 72% of impaired loans and Consumer accounts for 3% of impaired loans.

The ratio of impaired loans to Total loans in the Residential mortgage portfolio is 0.8%, Non-property SME and corporate is 8.2%, Property and construction is 27.2% and Consumer is 9.8% at December 31, 2009. This ratio has increased for all portfolios since March 31, 2009 with the most significant deterioration in the Property and construction portfolio.

Total balance sheet provisions against loans and advances to customers were €5.8 billion at December 31, 2009, a significant increase compared to €1.8 billion at March 31, 2009. The Property and construction portfolio accounts for 76% of the increase in provisions during the period, with the Non-property SME and corporate portfolio and the Residential mortgage portfolio generating most of the balance. The increase in impairment provisions in the Consumer portfolio on a declining loan book was relatively modest. Of the €5.8 billion impairment provisions at December 31, 2009, €2.8 billion relates to assets expected to transfer to NAMA.

The increase in provisions reflects the impact of the continued deterioration in general economic conditions, consequent loan grade degradation and continued weakening in the Property and construction sectors, in the Republic of Ireland and to a lesser extent in the UK. Impairment provisions as a percentage of impaired loans (coverage ratio) increased to 43% at December 31, 2009 from 33% at March 31, 2009. Coverage ratios, which vary considerably by portfolio, are influenced by the nature of the loan assets and the extent and quality of underlying collateral held by the Group in support of the loan.

The coverage ratio on Residential mortgages increased from 63% at March 31, 2009 to 76% at December 31, 2009. In line with existing market practice, coverage ratios for Residential mortgages are computed on a different basis to other portfolios (i.e. Residential mortgages that are 90 days past due are excluded from impaired loans). If Residential mortgages that are 90 days past due were included in impaired loans, the coverage ratio for Residential mortgages would be 20% at December 31, 2009 (up from 12% at March 31, 2009). The Non-property SME and corporate coverage ratio of 41% at December 31, 2009 compares to 40% at March 31, 2009. The coverage ratio for Property and construction of 40% at December 31, 2009 has increased from 24% at March 31, 2009, reflecting a significant increase in the impairment provision at December 31, 2009. Consumer lending at December 31, 2009 has 89% coverage, up from 82% at March 31, 2009.

Of the circa. €12.2 billion of loans held for sale to NAMA, €6.6 billion or 54% were impaired. The impairment provision at December 31, 2009 amounted to €2.8 billion which represents 42% of impaired loans.

Loans held for sale to NAMA		Impairment	Carrying
Composition by division	Total loans	provisions	value
	€m	€m	€m

Retail Republic of Ireland	3,525	1,063	2,462
UK Financial Services	3,573	817	2,756
Capital Markets	5,137	898	4,239

Total loans held for sale to NAMA	12,235	2,778	9,457

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

The impairment provision on loans held for sale to NAMA of €2.8 billion at December 31, 2009 is made up of €1.1 billion or 38% from Retail Republic of Ireland, €0.8 billion or 29% from UK Financial Services and €0.9 billion or 33% from the Capital Markets division. The ratio of impairment provision to loans held for sale to NAMA is 23%. This ratio differs across the divisions. Retail Republic of Ireland has a ratio of 30% reflecting the impact of the sharp deterioration in the property and construction sector in Ireland. The ratio in UK Financial Services is 23% and the ratio in Capital Markets is 17% reflecting the diversification of property assets across different geographic and less stressed areas with Capital Markets having a higher proportion of assets in the investment element of property assets.

Loan Impairment Charge

The Group impairment charge for the nine month period ended December 31, 2009 amounted to €4,055 million or 3.96% when expressed as an annualised percentage of average loans and advances to customers including loans held for sale to NAMA. The charge of €4,055 million is €2,620 million higher than the charge of €1,435 million for the twelve month period ended March 31, 2009. This higher charge reflects, in particular, the impact of the sharp deterioration in the property and construction sector particularly in Ireland, with continued weakening in non-property sectors.

	9 months ended		12 months ended
Total loan impairment charge	December 31, 2009		March 31, 2009
	€m	%	€m	%

Specific impairment (net of provision write backs)	3,467	3.39%	1,058	0.76%
Incurred but not reported (IBNR)	591	0.58%	385	0.27%
Recoveries	(3)	(0.01)%	(8)	(0.01)%

Total loan impairment charge	4,055	3.96%	1,435	1.02%

The split of the Group impairment charge by portfolio is as follows:

	9 months ended		12 months ended
Group loan impairment charge	December 31, 2009		March 31, 2009
	€m	%	€m	%

Residential mortgages	237	0.52%	127	0.20%
Non-property SME and Corporate	659	2.50%	344	0.94%
Property and Construction	2,993	11.25%	766	2.11%
Consumer	166	4.21%	198	3.08%

Total loan impairment charge	4,055	3.96%	1,435	1.02%

Analysed as follows:
Loans held for sale to NAMA	2,231	24.31%	—	—
Loans and advances to customers	1,824	1.96%	1,435	1.02%

Total loan impairment charge	4,055	3.96%	1,435	1.02%

The impairment charge on Residential mortgages was €237 million for the nine month period ended December 31, 2009 compared to €127 million for the twelve month period ended March 31, 2009. This increase is due to the impact on the level of arrears from rising unemployment and lower disposable income together with further declining property prices.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

The impairment charge on Non-property SME and corporate was €659 million for the nine month period ended December 31, 2009 compared to €344 million for the twelve month period ended March 31, 2009. This increase is due to the impact on customers of the slowdown in economic activity and poor consumer sentiment together with the level of business insolvencies.

The impairment charge on Property and construction was €2,993 million for the nine month period ended December 31, 2009 compared to €766 million for the twelve month period ended March 31, 2009. The land and development element within the Property and construction portfolio is most significantly impacted by falling property prices, more negative views of asset values, over supply of residential stock in Ireland and the general weak economic conditions, particularly in Ireland and to a lesser extent in the UK.

The impairment charge on Consumer loans was €166 million for the nine month period ended December 31, 2009 compared to €198 million for the twelve month period ended March 31, 2009. The charge on Consumer loans remains significant due to higher unemployment, high levels of personal indebtedness and lower disposable income.

Of the €4,055 million impairment charge on loans and advances to customers for the nine month period ended December 31, 2009, €2,231 million or 55% relates to loans held for sale to NAMA. The impairment charge of €1,824 million on loans and advances to customers represents 45% of the total charge of €4,055 million for the nine months ended December 31, 2009; it represents 1.96% on an annualised basis, on the average loans and advances to customers excluding loans held for sale to NAMA.

Financial assets renegotiated that would otherwise be past due or impaired

Renegotiated loans are those facilities at December 31, 2009 which if not renegotiated during the nine month period ended December 31, 2009 would have been classified as ‘impaired’ loans or as ‘past due but not impaired’ loans. The carrying value of these loans at December 31, 2009 is €6,390 million (March 31, 2009: €5,950 million) and represents borrowers whose loan terms and conditions have been amended in recognition of a change in the borrowers’ circumstances. Renegotiated loans are primarily included in the ‘Acceptable quality’ and lower quality but not ‘past due nor impaired’ classifications and are not deemed to represent a risk of loss at the reporting date.

Loans that have their terms amended but do not meet the requirements for financial assets that are ‘neither past due nor impaired’, continue to be reported as ‘past due but not impaired’ or as ‘impaired’.

Repossessed collateral

During the nine month period ended December 31, 2009, the Group took possession of collateral held as security, as follows:

	December 31,	March 31,
	2009	2009
	€m	€m

Residential properties
Ireland	6	1
UK & Other	66	73

	72	74
Other properties	12	—

	84	74

Repossessed properties are sold as soon as practicable, with the proceeds applied against outstanding indebtedness.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

Asset quality: Other Financial Instruments

Other financial instruments include available for sale financial assets, derivative financial instruments, loans and advances to banks, interest receivable and the reinsurance assets. The table below analyses the Group’s exposure to other financial instruments based on the gross amount before provisions for impairment.

	December 31,		March 31,
Other financial instruments	2009		2009
	€m	%	€m	%

High quality	33,633	93%	41,747	89%
Satisfactory quality	2,097	6%	4,895	11%
Acceptable quality	286	1%	99	—
Lower quality but not past due nor impaired	113	—	30	—

Neither past due nor impaired	36,129	100%	46,771	100%
Impaired	12	—	79	—

Total	36,141	100%	46,850	100%

The total volume of other financial instruments at December 31, 2009 amount to €36.1 billion, a reduction of €10.8 billion from the volume of other financial instruments (€46.9 billion at March 31, 2009). This reduction primarily reflects the lower levels of available for sale financial assets, derivative financial instruments and loans and advances to banks. Virtually all of the Group’s exposure to other financial instruments were classified as ‘neither past due nor impaired’.

Liquidity Risk

Market environment

Liquidity conditions remained somewhat constrained in the early part of the nine month period ended December 31, 2009 but eased from July 2009 onwards. The initial period was characterised by residual weakness in the international liquidity market and by negative sentiment towards Ireland driven by, inter alia, evidence of the depth of the economic downturn and downgrades in sovereign ratings and credit ratings of banks.

As the period progressed, funding conditions improved for the Group, reflecting an upturn in the general funding market backdrop and an increased appetite for Irish debt. Investors’ perception of Irish sovereign risk improved from July 2009 based on economic data indicating that the pace of contraction in the Irish economy was moderating, ongoing efforts by the Irish Government to stabilise public finances, measures of support for the Irish banking system (particularly the announcement of NAMA) and, in the latter part of the calendar year the announcement of an extension of the Government liability guarantee.

The market’s perception of Irish sovereign risk has also improved in recent months: the 10-year yield spread over Germany has narrowed to under 130 basis points at March 2010 from a recent high of 284 basis points in March 2009.

The Group responded to the conditions which existed during the nine month period ended December 31, 2009 by taking a variety of measures:

•	in common with other banks, the Group continued to target a reduction in its level of borrowing from wholesale markets by focusing on specific customer deposit gathering initiatives in each division;

•	asset growth was controlled and managed in line with current funding capacity;

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

•	the Group successfully issued term funding during the nine month period ended December 31, 2009 of €9.1 billion;

•	the Group successfully issued two benchmark transactions of 3 years and 5 years maturity, beyond the term of the Government Guarantee at that time;

•	the Group, through normal market operations, used its contingent liquidity pool to access funding from Monetary Authorities. As at December 31, 2009, the net drawings from Monetary Authorities were €8 billion down from €17 billion at March 31, 2009; and

•	during the year, the Group Liquidity Committee (GLC) continued to manage the Group’s Liquidity Position and report to both ALCO and the GRPC.

Despite the challenging external environment, the Group remained in compliance with the regulatory liquidity regime in Ireland and in other jurisdictions and maintains a significant buffer above this level.

Definition of Liquidity Risk

Liquidity risk is the risk that the Group will experience difficulty in financing its assets and/or meeting its contractual payment obligations as they fall due, or will only be able to do so at substantially above the prevailing market cost of funds. Factors that may increase the Group’s cost of funds would be downgrades to credit ratings or other factors which change the market’s willingness to supply funding to the Group, such as market dislocation or major disasters.

How Liquidity Risk Arises

Liquidity risk arises from differences in timing between cash inflows and outflows. Cash inflows are driven, among other things, by the maturity structure of loans and investments held by the Group, while cash outflows are driven by the term of its debt and the outflows from deposit accounts held “on demand” for customers.

Liquidity risk can increase due to the unexpected lengthening of maturities or non-repayment of assets, a sudden withdrawal of deposits, or the inability to refinance maturing debt. The latter are often associated with times of stressed market conditions or adverse events, such as a credit rating downgrade of a financial institution or economic or financial turmoil.

Liquidity Risk Management

The Group’s exposure to liquidity risk is governed by policy approved by the Court and the Group Risk Policy Committee (GRPC). The operation of this policy is delegated to the Group’s Asset and Liability Committee (ALCO). Group Treasury, on behalf of ALCO, is responsible for monitoring the liquidity risk of the Group and for the development and monitoring of liquidity policy. Bank of Ireland Global Markets is responsible for the day to day execution of the Group’s liquidity position.

Liquidity management within the Group consists of two main activities:

•	Tactical liquidity management focuses on monitoring current and expected future daily cashflows to ensure that the Group’s liquidity needs can be met. This takes into account the Group’s access to unsecured funding (customer deposits and wholesale funding) and the liquidity characteristics of a portfolio of highly marketable assets and contingent assets that can be converted to liquidity to cover any unforeseen cash outflows.

•	Structural liquidity management focuses on assessing the optimal balance sheet structure taking account of the maturity profile of assets and liabilities and the Group’s debt issuance strategy.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

The Group operates under the regulatory Liquidity Regime introduced by the Irish Financial Regulator in July 2007. This regime requires that banks have sufficient payment resources (cash inflows and marketable assets) to cover 100% of expected cash outflows in the 0 to 8 day time horizon and 90% of expected cash outflows in the 8 day to 30 day time horizon. The Group continues to maintain a significant liquidity buffer in excess of these requirements. The Group also has in place a liquidity contingency plan to assist the Group in managing its liquidity through a period of market dislocation or firm specific liquidity distress. The Group operates within the requirements of local regulators in those jurisdictions in which the liquidity requirements apply to the Group.

Liquidity Risk Measurement

The Group’s cash flow and liquidity reporting processes, provide to management daily liquidity risk information by designated cash flow categories. These processes capture the cash flows from both on balance sheet and off balance sheet transactions.

The tables below summarise the maturity profile of the Group’s financial instrument assets and liabilities, excluding those arising from insurance and participating investment contracts at December 31, 2009 and March 31, 2009 based on the remaining contractual maturity period at the balance sheet date on a discounted basis. Unit linked investment liabilities and unit linked insurance liabilities with a carrying value of €5,050 million and €6,658 million respectively (March 31, 2009: €4,084 million and €5,634 million respectively) are excluded from this analysis as their repayment is linked directly to the financial assets backing these contracts. The Group manages liquidity risk by adjusting the contractual cashflows on the deposit book to reflect its inherent stability and on its mortgage book to reflect early repayment of such loans.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

December 31, 2009

		Up to 3	3-12	1-5	Over 5
Maturities of financial assets and liabilities	Demand	months	months	years	years	Equity Shares	Total
	€m	€m	€m	€m	€m	€m	€m

ASSETS
Cash and balances at central banks	4,241	—	—	—	—	—	4,241
Trading securities	—	18	271	84	30	—	403
Derivative financial instruments	1,074	140	505	2,185	1,920	—	5,824
Other financial assets at fair value through profit or loss	903	86	334	510	1,442	6,404	9,679
Loans and advances to banks	2,406	2,543	64	16	2	—	5,031
Available for sale financial assets	—	1,359	4,209	12,418	2,898	56	20,940
Loans and advances to customers (before impairment provisions)	895	8,357	8,672	37,499	67,013	—	122,436
Assets classified as held for sale to NAMA (before impairment provisions)	3,616	4,037	1,757	2,036	913	—	12,359

Total	13,135	16,540	15,812	54,748	74,218	6,460	180,913

LIABILITIES
Deposits from banks	128	8,365	8,175	1,006	229	—	17,903
Customer accounts	36,795	31,410	12,296	3,966	345	—	84,812
Derivative financial instruments	1,070	445	437	2,289	1,796	—	6,037
Debt securities in issue	11	13,958	10,677	9,330	9,168	—	43,144
Subordinated liabilities	—	754	—	—	5,299	—	6,053
Liabilities classified as held for sale to NAMA (before impairment provisions)	—	—	—	—	1	—	1

Total	38,004	54,932	31,585	16,591	16,838	—	157,950

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

March 31, 2009

		Up to 3	3-12	1-5	Over 5
Maturities of financial assets and liabilities	Demand	months	months	years	years	Equity shares	Total
	€m	€m	€m	€m	€m	€m	€m

ASSETS
Cash and balances at central banks	3,224	—	—	—	—	—	3,224
Trading securities	—	12	27	70	16	—	125
Derivative financial instruments	922	688	857	2,860	3,070	—	8,397
Other financial assets at fair value through profit or loss	696	169	204	606	1,532	4,397	7,604
Loans and advances to banks	4,100	2,990	770	23	3	—	7,886
Available for sale financial assets	—	1,930	3,555	18,480	2,831	62	26,858
Loans and advances to customers (before impairment provisions)	3,799	8,070	14,126	40,876	68,650	—	135,521

Total	12,741	13,859	19,539	62,915	76,102	4,459	189,615

LIABILITIES
Deposits by banks	755	25,478	1,560	716	305	—	28,814
Customer accounts	32,823	36,004	11,039	2,904	349	—	83,119
Derivative financial instruments	941	361	541	3,092	2,619	—	7,554
Debt securities in issue	15	15,909	8,214	13,968	7,027	—	45,133
Subordinated liabilities	—	—	747	—	7,195	—	7,942

Total	34,534	77,752	22,101	20,680	17,495	—	172,562

Stress testing and scenario analysis

The Group performs stress testing and scenario analysis to evaluate the impact of stresses on its liquidity position. These stress tests incorporate Group specific risks and systemic risks and are run at three levels of severity. Tactical actions and strategies available to mitigate the stress scenarios are evaluated as to their appropriateness. Stress test results are reported to ALCO, the GRPC and the Court.

Liquidity Risk Mitigation

Wholesale Funding diversification

The Group’s strategy is to diversify its wholesale funding profile across investor types, regions, instruments and currency of activity. During the nine month period ended December 31, 2009, the Group issued €9.1 billion of debt with an original maturity of greater than one year.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

Customer Deposits

The Group’s customer deposits increased over the period through the Group’s retail channels, reflecting its increased focus on such deposits as shown in the table below.

	December 31,	March 31,
Divisional profile of deposits	2009	2009
	€bn	€bn

Retail Ireland	35	33
UK Financial Services (€bn)	21	21
Capital Markets	29	29

Total	85	83

The Group’s funding strategy is focused in particular on growing high quality “sticky” deposits by leveraging the Group’s extensive Retail customer franchise in Ireland and by accessing the UK retail market through the Group’s highly successful joint venture with the UK Post Office. In addition, the Group has extensive and deep Treasury and Corporate Banking customer relationships, in Ireland, the UK and internationally which enable the Group to access a significant pool of high quality corporate customer deposits.

The Group will continue to focus on the growth of retail deposits and maximise corporate deposits which arise from the Group’s broader lending and treasury risk management activities with a view to reducing its dependence on wholesale funding and reducing its customer loan to deposit ratio.

Contingent Liquidity

Contingent Liquidity comprises a pool of internally securitised credit risk assets and a portfolio of liquid or readily marketable assets.

Internally Securitised Assets

The Group has retained the notes issued from a number of securitisations of balance sheet assets in order to increase its ability to obtain secured funding, if required. The assets comprise Irish and UK residential and commercial mortgages and a corporate loan book securitisation vehicle.

Liquid Assets

The liquid assets portfolio comprises those securities that can be used to raise liquidity either by sale or through secured funding transactions. This portfolio comprises of bank paper, government debt and asset backed securities. The Group has the ability to access secured funding through the tendering operations of central banks from this pool of assets.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

Funding structure	December 31, 2009%		March 31, 2009%
	€bn		€bn

Senior debt/Asset Covered Securities	27	16%	25	13%
Deposits by banks	18	11%	29	16%
Commercial Paper/Certificate of Deposit	10	6%	14	8%
Securitisation	6	3%	6	3%

Wholesale Funding	61	36%	74	40%
Customer Deposits	85	50%	83	45%
Subordinated Debt	6	4%	8	4%
Other Liabilities	11	6%	12	7%
Stockholder Equity	6	4%	7	4%

Total Liabilities (excluding BoI Life liabilities)	169	100%	184	100%

Customer Deposits
Retail Republic of Ireland	35	41%	33	40%
UKFS (€)	21	25%	21	25%
UKFS (Stg£)	19		19
Capital Markets	29	34%	29	35%

Total	85	100%	83	100%

Wholesale Funding
Short Term Funding	41	68%	54	73%
Term Funding, > 1 year to maturity	20	32%	20	27%

Total	61	100%	74	100%

	December 31,	March 31,
Key Funding Ratios	2009	2009

Contingent liquidity collateral asset	€42bn	€49bn
Net drawings from Monetary Authorities	€8bn	€17bn
Loans and advances to customers — incl. assets held for sale to NAMA/customer deposits	152%	161%
Loans and advances to customers — excl. assets held for sale to NAMA/customer deposits	141%	—
Wholesale funding/total assets (excluding BOI Life)	36%	40%
Term Funding >1 year, subordinated debt and deposits/loans and advances to customers (incl. loans held for sale to NAMA)	86%	83%
Term Funding >1 year, subordinated debt and deposits/loans and advances to customers (excl. loans held for sale to NAMA)	93%	—

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

The tables below summarises the maturity profile of the Group’s financial liabilities (excluding those arising from insurance and investment contracts in BoI Life and those arising on derivative financial instruments) at December 31, 2009 and March 31, 2009 based on contractual undiscounted repayment obligations. Unit linked investment liabilities and unit linked insurance liabilities with a carrying value of €5,050 million and €6,658 million respectively (March 31, 2009: €4,084 million and €5,634 million respectively) are excluded from this analysis as their repayment is linked directly to the financial assets backing these contracts. The Group does not manage liquidity risk on the basis of contractual maturity. Instead the Group manages liquidity risk based on expected cash flows. The balances will not agree directly to the consolidated balance sheet as the table incorporates all cash flows, on an undiscounted basis, related to both principal and interest payments.

As at December 31, 2009

		Up to 3	3-12	1-5	Over 5
	Demand	months	months	years	years	Total
	€m	€m	€m	€m	€m	€m

Deposits from banks	128	8,386	8,205	1,075	241	18,035
Customer accounts	36,795	31,484	12,625	4,361	692	85,957
Debt securities in issue	—	14,120	11,043	12,813	10,548	48,524
Subordinated liabilities	—	859	87	839	5,715	7,500
Contingent liabilities	2,425	—	—	—	—	2,425
Commitments	16,144	—	—	8,887	—	25,031

Total	55,492	54,849	31,960	27,975	17,196	187,472

As at March 31, 2009

		Up to 3	3-12	1-5	Over 5
	Demand	months	months	years	years	Total
	€m	€m	€m	€m	€m	€m

Deposits from banks	788	25,530	1,590	760	429	29,097
Customer accounts	32,849	36,214	11,527	3,415	1,351	85,356
Debt securities in issue	—	16,170	8,709	15,387	13,589	53,855
Subordinated liabilities	—	44	1,103	1,305	8,460	10,912
Contingent liabilities	2,568	—	—	—	—	2,568
Commitments	18,138	—	—	8,781	—	26,919

Total	54,343	77,958	22,929	29,648	23,829	208,707

As set out in note 21, derivatives held for trading comprise derivatives entered into with trading intent as well as derivatives entered with economic hedging intent to which the Group does not apply hedge accounting. Derivatives held with hedging intent also include all derivatives to which the Group applies hedge accounting.

The table below summarises the maturity profile of the Group’s derivative liabilities. The Group manages liquidity risk based on expected cash flows, therefore the undiscounted cash flows payable on derivatives liabilities held with hedging intent are classified according to their contractual maturity, while derivatives held with trading intent have been included at fair value in the ‘demand’ time bucket.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

As at December 31, 2009

		Up to 3	3-12	1-5	Over 5
Derivative financial instruments	Demand	months	months	years	years	Total
	€m	€m	€m	€m	€m	€m

Derivatives held with hedging intent
Gross settled derivative liabilities — outflows	—	3,787	2,316	4,257	854	11,214
Gross settled derivative liabilities — inflows	—	(3,698)	(2,104)	(3,766)	(842)	(10,410)

Gross settled derivative liabilities — net flows	—	89	212	491	12	804
Net settled derivative liabilities	—	554	1,326	1,402	100	3,382

Total derivatives held with hedging intent	—	643	1,538	1,893	112	4,186
Derivative liabilities held with trading intent	1,795	—	—	—	—	1,795

Total derivative cash flows	1,795	643	1,538	1,893	112	5,981

As at March 31, 2009

		Up to 3	3-12	1-5	Over 5
Derivative financial instruments	Demand	months	months	years	years	Total
	€m	€m	€m	€m	€m	€m

Derivatives held with hedging intent
Gross settled derivative liabilities — outflows	—	7,291	4,180	6,230	466	18,167
Gross settled derivative liabilities — inflows	—	(7,246)	(3,894)	(5,370)	(463)	(16,973)

Gross settled derivative liabilities — net flows	—	45	286	860	3	1,194
Net settled derivative liabilities	—	266	1,046	2,003	241	3,556

Total derivatives held with hedging intent	—	311	1,332	2,863	244	4,750
Derivative liabilities held with trading intent	2,882	—	—	—	—	2,882

Total derivative cash flows	2,882	311	1,332	2,863	244	7,632

1.	The figures above have been restated to align with the enhanced disclosure requirements of IFRS 7 (amended) and are on a consistent basis with those shown for December 31, 2009. As a result, the derivative liabilities held with trading intent are included in the ‘demand’ time bucket.

Market Risk

Definition

Market risk is the risk of loss in the Group’s income or net worth arising from adverse change in interest rates, exchange rates or other market prices.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

rates. The latter is termed basis risk and, while it has always been a feature of retail and commercial banking, it became more material after mid 2007 as the volatility of spreads between central bank rates and short term market rates increased significantly.

Discretionary market risk

BoIGM is the sole Group business permitted to take discretionary market risk on behalf of the Group. The Group has never sought to generate a material proportion of its earnings through assuming market risk and it has a low tolerance for earnings volatility arising from this area of risk.

Discretionary risk is taken in both the Trading and Banking Books in BoIGM. Positions are allocated to the Trading Book in line with the criterion of ‘intent to trade’ as set out in the EU’s Capital Requirements Directive and are marked to market for financial reporting purposes. Discretionary risk is also taken in the Banking Book in BoIGM. Banking Book risk positions arise from internal hedging transactions which are not fully or immediately eliminated with the market, from wholesale funding in cash and debt markets and from the management of liquidity. While these positions do not arise from an ’intent to trade’, they are actively monitored and exposures can be reduced or eliminated if market conditions warrant.

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

Market Risk Measurement

Bank of Ireland Global Markets (BoIGM)

The Group employs a Value at Risk (VaR) approach to measure, and set limits on, discretionary market risk in BoIGM. This applies to both the Trading and Banking Books. The Group measures VaR for a 1 day horizon at the 99% level of statistical confidence. This means that, for a given set of market risk positions on a given day, the Group believes there is no more than a 1% chance of a gain or loss in excess of the VaR number over the following day. VaR is measured using a variance/covariance matrix approach. Matrices are updated weekly using the Exponentially Weighted Moving Average (EWMA) methodology. This widely used approach gives greater weight to more recent data and, as a consequence, estimates of VaR are more responsive to changes in market conditions.

For the nature of the risks assumed by the Group, VaR remains a relatively reliable basis of risk measurement. Nonetheless, management recognises that VaR is subject to certain inherent limitations. The past will not always be

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

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

The Group’s peak, average and end of period 1 day Trading Book VaR in the nine month period ended December 31, 2009 is summarised in the following table:

	9 Months	12 Months
	Ended	Ended
	December 31, 2009	March 31, 2009
	€m	€m

Interest Rate VaR
Peak	3.4	5.3
Average	2.1	2.5
End period	1.0	1.2
Foreign Exchange VaR
Peak	1.0	2.1
Average	0.5	0.9
End period	1.0	0.9

Banking book risk

The Group employs a number of measures to quantify and control market risk in the Banking Book (consisting of all assets, liabilities and derivatives other than those booked with trading intent). Because of the requirement that customer-facing businesses eliminate their interest rate risk with BoIGM, there is negligible interest rate risk in other business units.

The impact on the Group’s net interest margin for one year ahead of an immediate and sustained 50 basis points shift up or down in the euro and sterling yield curves applied to the exposures in BoIGM’s wholesale Banking Book is as follows:

	9 Months Ended	12 Months Ended
	December 31, 2009	March 31, 2009
	€m	€m

Euro
+ 50 basis points	(5.1)	(6.5)
- 50 basis points	5.1	6.5
Sterling
+ 50 basis points	(2.5)	(9.5)
- 50 basis points	2.5	9.5

The sensitivities are indicative of the magnitude and direction of exposures but require to be qualified in two respects. First, the results are based on an immediate and sustained shift of the same magnitude in all curves which would represent a very unusual scenario. Second, the scenario implicitly assumes the Group is passive in the face of adverse market movements. In reality, these exposures are continuously monitored and can be substantially eliminated in response to adverse market movements.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

The Group also monitors its exposure to basis risk within its consolidated Banking Book. Basis risk arises because the Group, in common with all retail and commercial banks, borrows and lends at a range of different floating rate conventions. It has assets, liabilities and swaps that re-price with changes in central banks rates, as well as 1-, 3- and 6-month interbank rates. The differentials between these floating rates, which was historically quite tight, varied to an unprecedented extent at the height of the recent financial crisis, reflecting liquidity conditions at different terms in money markets. While the exposure of net interest income to changes in basis has subsided considerably as markets have normalised, it remains a feature of the financial environment for all banks. The Group assesses basis risk using scenario analysis at the level of the consolidated balance sheet and it has, from time to time, executed selective basis hedging.

Financial Assets Available For Sale

At December 31, 2009, the Group held €20.9 billion in debt securities classified as Available for sale financial assets (March 31, 2009: €26.9 billion). These securities are held at fair value on the balance sheet with movements in fair value (apart from impairments) recognised in reserves. Available for sale securities include both floating rate securities and fixed rate securities swapped to a floating rate. A 1 basis point increase in the average spread to Euribor or Libor of the total book at December 31, 2009 would have reduced its value by €4.6 million (March 31, 2009: €6.6 million).

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

Further details can be found in note 21 and the accounting policy is set out on page F-21.

Policy

The Group’s participation in derivatives markets is subject to policy approved by the Court and, at a more detailed level, by the GRPC. The Group makes a clear distinction between derivatives which must be transacted on a perfectly hedged basis, and those whose risks can be managed within broader interest rate or foreign exchange books. As these broader books can be structured to assume some degree of discretionary risk, derivative positions held within them will not necessarily be exactly hedged. Market risk can only be assumed in clearly defined categories of derivatives which are traded in well established, liquid markets, supported by industry standard conventions and documentation and valued in accordance with generally accepted methods. BoIGM is the only business unit permitted to take discretionary risk in derivatives such as interest rate futures, bond futures, forward rate agreements, interest rate swaps, credit derivatives, forward foreign exchange and currency swaps. In addition, it is permitted to take exposure in the most widely traded option markets, principally options on futures, caps, floors, swap options (swaptions) and conventional currency options. Transactions in more complex derivatives are typically on a perfectly matched back to back basis.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

Collateral agreements

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

Structural foreign exchange (fx) risk is defined as the Group’s non trading net asset position in non-euro currencies. Structural fx risk arises substantially from the Group’s net investment in its sterling based subsidiaries. In considering the most appropriate structural fx position, the Group takes account of the currency composition of its risk weighted assets and the desirability of maintaining a similar currency distribution of capital. This is designed to ensure that capital ratios have a low sensitivity to changes in exchange rates. At December 31, 2009, the Group’s structural fx position was as follows:

	9 Months Ended	12 Months Ended
	December 31, 2009	March 31, 2009
	€m	€m

Sterling — net assets	3,814	3,058
US dollar — net assets position	173	73

Total structural fx	3,987	3,131

A 10% depreciation of the euro against sterling and the US dollar at December 31, 2009 would have resulted in a gain taken to reserves of €399 million (March 31, 2009: gain of €313 million)

Market Risk in Bank of Ireland Life (BoI Life)

Market risk arises in the Group’s non-linked life assurance business to the extent that expected duration of cash flows on the liability side differs from the duration of the matching fixed interest assets (comprising Irish and other euro fixed interest government gilts). BoI Life pursues a policy of close asset/liability matching and any difference in the mean duration of assets and liabilities is minimised by buying and selling euro fixed interest government securities. No corporate bonds are held. At December 31, 2009, the sensitivity of the non-linked portfolio to a 50 basis points parallel shift in the yield curve assuming a similar shift in the yield used to discount the liabilities was as follows:

	9 Months Ended	12 Months Ended
	December 31, 2009	March 31, 2009
	€m	€m

50 basis points increase	0.3	(0.6)
50 basis points decrease	(0.4)	0.8

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

56	RISK MANAGEMENT (continued)

BoI Life does not bear equity risk directly; this is borne by the unit linked policyholders. However, BoI Life is indirectly exposed because the management fees it receives are related to the value of assets under management. A 5% fall in equity and property markets, applied to the book at December 31, 2009, would reduce earnings by €7 million (March 31, 2009: a reduction of €7 million for the same percentage decline).

Similarly, the company bears indirect exposure to changes in exchange rates through management fees earned on non-euro unit linked funds under management. A 5% increase in the euro against all other currencies midway through the year would reduce earnings by €5 million (March 31, 2009: a reduction of €4 million for the same percentage decline).

Life Insurance Risk

Definition

Life insurance risk is defined as the volatility in the amount and timing of claims caused by unexpected change in mortality, longevity and morbidity. Mortality risk is the risk that the claim payments incurred by the business due to deaths within the portfolio of assured lives are greater than expected. Longevity risk is the risk that claim payments incurred by the business due to the rates of survival within the portfolio of annuitants are greater than expected. Morbidity risk, primarily critical illness risk, is the risk that claim payments incurred by the business due to critical illness events is greater than expected.

Life Insurance Risk Management

Life insurance risk is underwritten and managed by BoI Life, a wholly owned subsidiary of the Group. The management of insurance risk is the responsibility of the Board of the life assurance company. The Board sets maximum approved retention risk limits for the business each year. Responsibilities delegated by the Board to the Reinsurance Committee include completing a review of the reinsurance arrangements at least annually and reporting on this review to the Audit Committee of the Board. This includes a review of the panel of reinsurers that may be used and the optimal structure of its reinsurance arrangements. The Reinsurance Committee comprises of senior members of the management team with actuarial and underwriting expertise.

Life Insurance Risk Measurement

The amount at risk on each life assurance policy is the difference between the sum assured payable on the insured event and the reserve held. Risk experience is monitored monthly. Actual claims experience is compared to the underlying risk assumptions, and risk profits and losses are reported to senior management and reflected in new business pricing and new product design.

Life Insurance Risk Mitigation

BoI Life mitigates the potential impact of insurance risk through a number of measures. These include reinsurance, underwriting, contract design and diversification.

Life Insurance Risk Reporting

An update on the status of life insurance risk is included in the Court Risk Report which is presented to the GRPC, the CRC and the Court by the Chief Credit and Market Risk Officer.

See also note 53.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

57 CAPITAL MANAGEMENT

Capital Management Objectives and Policies

The objectives of the Group’s capital management policy are to at all times comply with regulatory capital requirements and to ensure that the Group has sufficient capital to cover the risks of its business and support its future development.

The capital adequacy requirements set by the Financial Regulator in Ireland which reflect the requirements as set out in the EU Capital Requirements Directive and its preceding directives are used by the Group as the basis for its capital management. These requirements set a floor under which capital levels must not fall. The Group seeks to maintain sufficient capital to ensure that even under stressed conditions these requirements are not breached.

The Group also looks at other methodologies of capital measurement including the capital definitions set out by rating agencies. It also calculates economic capital based on its own internal models.

The Group meets its objectives in terms of capital management through the maintenance of capital ratios above the minimum levels set by the Financial Regulator and relative to market expectations for banks with its business profile. Market expectations regarding capital ratios for banks have risen following the rise in loss expectations across the international banking industry, driven by exposures to assets vulnerable to the downturn in residential and commercial real estate prices and the deteriorating economic climate. These increased expectations have led to substantial private and government led recapitalisation schemes internationally.

Capital Resources

The following table sets out the Group’s capital resources.

	December 31,	March 31,
	2009	2009
	€m	€m

Stockholders’ funds
Equity (including other equity reserves)	6,345	6,810
Non-cumulative preference stock	42	42
Minority interests — equity	50	61
Undated loan capital	1,521	3,385
Dated loan capital	4,532	4,557

Total capital resources	12,490	14,855

In the nine month period ended December 31, 2009 the Group’s total capital resources reduced by €2,365 million to €12,490 million. The movement of €2,365 million includes a decrease of €465 million relating to Stockholders’ equity (including other equity reserves) and a decrease of €1,864 million relating to undated loan capital.

The movement of €465 million in Stockholders’ funds was mainly driven by the following:

•	an after tax loss of €1,460 million which included the impact of the June 2009 tier 1 buyback (increase in Stockholders’ funds of €1,037 million);

•	net actuarial loss on pension funds of €74 million; and

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

57 CAPITAL MANAGEMENT  (continued)

•	an increase in other reserves (Available for sale reserves of €924 million, cash flow hedging reserve of €82 million) along with a positive movement in foreign exchange reserves of €117 million primarily due to the strengthening of Sterling against euro. Other items gave a negative movement of €54 million.

The movement of €1,864 million in undated loan capital primarily relates to the tier 1 buyback in June 2009 together with fair value movements on the remaining securities.
The lower tier 2 subordinated capital exchange which was completed in February 2010 resulted in a reduction of €413 million in dated loan capital. This was offset by an increase of €405 million in Stockholders’ funds. This impact is not included in the table above.

As at December 31, 2009, the Group had €1,521 million of undated loan capital and €4,532 million of dated loan capital (including fair value adjustments), a total of €6,053 million of subordinated liabilities. Of the dated loan capital, €3,778 million is repayable in five or more years. The cost and availability of subordinated debt are influenced by credit ratings. A reduction in the ratings assigned to the Group’s securities could increase financing costs and reduce market access. The credit ratings of the Group at June 7, 2010 were as follows:

Credit
Senior Debt	Ratings	Date	Outlook

Standard & Poors	A-	January 26, 2010	Stable
Moodys	A1	July 7, 2009	Stable
Fitch	A-	April 9, 2009	Stable
DBRS	AA (low)	December 4, 2009	Negative

Depending on the degree of subordination, the ratings assigned to loan capital will be one or more notches below the level for senior debt. Credit ratings are not a recommendation to buy, hold or sell any security and each rating should be evaluated independently of every other rating. These ratings are based on current information furnished to the rating agencies by the Group and information obtained by the rating agencies from other sources. The ratings are accurate only as of June 7, 2010 and may be changed, superceded or withdrawn as a result of changes in, or unavailability of, such information.

58 POST BALANCE SHEET EVENTS

(a)	Discretionary Coupon Payments

On January 19, 2010, the Group advised the Stock Exchange that the EU Commission had indicated that, in line with its policy and pending its assessment of the Group’s restructuring plan (which is required in compliance with EU State aid rules), that the Group should not make coupon payments on its Tier 1 and Upper Tier 2 capital instruments unless under a binding legal obligation to do so.

Under the terms of BOI Capital Funding (No. 2) LP US$800 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities (‘LP2 Securities’), BOI Capital Funding (No. 3) LP US$400 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (‘LP3 Securities’) and BOI Capital Funding (No. 1) LP €600 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities which have the benefits of subordinated guarantees from the Bank it was decided that the non-cumulative distribution on these securities, which would otherwise have been paid on February 1, February 4, and March 3, 2010 respectively would not be paid.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

58 POST BALANCE SHEET EVENTS  (continued)

The effect of this decision by the Group was to trigger the ‘‘Dividend Stopper’’ provisions of the LP 2 Securities and LP 3 Securities. While this “dividend stopper” remains in force, the Group is precluded for a period of one calender year from and including February 1, and February 4, 2010, from declaring and making any distribution or dividend payment on its Ordinary Stock, the outstanding non-cumulative Euro and Sterling Preference Stock), the Bank of Ireland UK Holdings plc €600 million 7.4% Guaranteed Step-up Callable Perpetual Preferred Securities, the Bank of Ireland UK Holdings plc Stg£350 million 6.25% Guaranteed Callable Perpetual Preferred Securities, and the BOI Capital Funding (No. 4) LP £500 million Fixed Rate/Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities and the Irish Government €3.5 billion preference stock (“the 2009 Preference Stock”) issued to the NPRFC (for further information on the 2009 Preference Stock see (c) below.

The Group revised its estimates of future cash flows on these subordinated liabilities during 2009, resulting in an adjustment in interest expense in the nine month ended December 31, 2009.

(b)	Exchange of Lower Tier 2 Securities

On February 11, 2010, the Group announced that it completed an Exchange Offer for outstanding notes relating to five Lower Tier 2 Securities (three Euro securities and one each in Sterling and US Dollars) with a nominal value equivalent of circa €2.9 billion.

The actual securities exchanged had a nominal value equivalent of €1.62 billion. These securities were exchanged at a discount into the following new securities

•	€978 million, 10% coupon, maturity February 12, 2020

•	£197 million, 10% coupon, maturity February 12, 2020

The gain from the Exchange Offer was approximately €405 million after tax.

Further information on the Group’s subordinated liabilities is outlined in note 39.

(c)	Issue of Ordinary Stock to the NPRFC

Following (a) above, on February 22, 2010, the Bank issued the NPRFC 184,394,378 units of Ordinary Stock being the number of units equal to the aggregate cash amount of the dividend due, on the 2009 preference stock, of €250.4 million divided by 100% of the average price per unit of ordinary stock in the 30 trading days prior to and including February 19, 2010. This equated to a share price of €1.3582 per unit of Ordinary Stock.

This increased the units of Ordinary Stock of Bank of Ireland in issue to 1,186,611,367. As a result the ownership by the NPRFC increased to 15.73% of the issued Ordinary Stock (excluding the NPRFC Warrant Instrument) at that date. See (i) below for further developments.

(d)	Credit Institutions (Eligible Liabilities Guarantee) Scheme — (ELG)

On December 9, 2009 the Credit Institutions (Eligible Liabilities Guarantee) Scheme (the “ELG Scheme”) was introduced. The purpose of the ELG scheme was to update and revise the current bank guarantee under the Credit Institutions (Financial Support) Scheme 2008 (the “2008 Scheme”).

On January 11, 2010, the Group became a participating institution under the ELG Scheme. For further information on the scheme see note 55.

(e)	National Asset Management Agency (NAMA)

Please refer to note 26 for details on NAMA.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

58 POST BALANCE SHEET EVENTS  (continued)

(f)	National Asset Management Agency Investment Limited (NAMAIL)

Please refer to note 50 for details on NAMAIL.

(g)  Pensions Review

The deficit (on an IAS 19 basis) across all of the Group’s defined benefit pension schemes was €1.6 billion at December 31, 2009. In January 2010, the Group launched a pension review to address this deficit. On April 7, 2010, the Group announced that it is proposing to make a number of changes affecting pension benefits. The proposed changes affecting the Group’s pension schemes and the benefits available to members of the schemes require engagement with the trustees and members of these schemes. Extensive discussions have taken place with staff representative bodies and the Group’s proposed approach has been agreed (following its recommendation by an independent third party chairman) with the main bank union, the IBOA, in relation to the main scheme (which accounts for approximately 85% of the total deficit). Full implementation of the amendments to the Group’s pension schemes would eliminate approximately 50% of the December 31, 2009 IAS 19 deficit. If such proposals are implemented, the Group will increase its cash contributions to the schemes so as to eliminate the remaining approximate 50% of the December 31, 2009 IAS 19 deficit over approximately 6 years. The proposed changes would lower the underlying pension costs and would therefore have a positive affect on the income statement of the Group.

(h)  EU Restructuring Plan

The Group has been involved in detailed negotiations through the Department of Finance with the European Commission in relation to the terms of the EU Restructuring Plan which is required in the context of a review by the European Commission resulting from the State aid which has been received by the Group.

On April 16, 2010 the Group provided an update on these negotiations, noting that it was expected that the decision regarding the approval of the proposed measures, including the final terms of the EU Restructuring Plan, would be taken by the European Commission by mid-2010. While the process had not concluded, the Directors believe, based on the status of negotiations with the European Commission, that the final EU Restructuring Plan is likely to include, amongst other actions, the disposal of New Ireland Assurance Company plc, Bank of Ireland Asset Management Limited, ICS Building Society (Irish intermediary sourced mortgage business), Foreign Currency Exchange Corporation (US foreign exchange business), and the Group’s stakes in Paul Capital Top Tier Investments LLC (a US asset management business) and in the Irish Credit Bureau Limited, and the wind-down or disposal of, the Group’s UK intermediary sourced mortgage business and certain discontinued international corporate lending portfolios. It will also include certain behavioural measures, including commitments relating to the non-payment of discretionary coupons and the non-exercise of voluntary call options on hybrid capital securities for a specified period, a commitment relating to the non-payment of dividends on Ordinary Stock for a specified period, a commitment not to make any material acquisitions and measures to facilitate competition in the Irish banking market. The Directors do not expect that the proposed EU Restructuring Plan would be materially detrimental to the long term interests of the Group.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

58 POST BALANCE SHEET EVENTS  (continued)

(i)	Placing of Ordinary Stock, debt for equity offers and rights issue
In April 2010, the Bank announced Proposals to increase its Equity Tier 1 Capital by not less than €2.8 billion by way of an Institutional Placing1(, a NPRFC Placing1, a Rights Issue1 and Debt for Equity Offers. The proceeds of the Institutional Placing1 and the Rights Issue1 were underwritten by Underwriters pursuant to the Underwriting Agreement1. In addition, the Warrants held by the NPRFC were cancelled in return for the payment of €491 million in cash under the Warrant Cancellation1. The Proposals which were approved by Stockholders on May 19, 2010 consisted of:

•	Placing: The Placing, comprising the Institutional Placing[1] and the NPRFC Placing[1], raised €1,536 million in Equity Tier 1 Capital. The proceeds of the Institutional Placing[1] were underwritten pursuant to the Underwriting Agreement[1] subject to conditions (which were subsequently satisfied), including Admission of the Placing Stock[1] and the approval of the Resolutions at the EGC. This involved the placing of 326,797,386 units of Placing Stock[1] at a price of €1.53 per unit of Placing Stock[1] issued in the Institutional Placing[1] pursuant to the Underwriting Agreement[1] The price at which the Placing Stock[1] was issued to Placees represented a 15% discount to the Closing Price of €1.80 of the Existing Stock[1] on April 23, 2010 (being the last practicable date prior to announcement of the Proposals). Placees were considered Qualifying Stockholders[1] for the purposes of the Rights Issue[1] in respect of their Placing Stock[1] Pursuant to the NPRFC Placing[1] the NPRFC agreed to subscribe for 575,555,556 units of Ordinary Stock at a price of €1.80 per unit of Ordinary Stock (being the Closing Price on April 23, 2010). The consideration for the NPRFC’s subscription was the conversion of 1,036,000,000 units of 2009 Preference Stock (at their subscription price of €1.00 per unit of 2009 Preference Stock) to units of Ordinary Stock. The Ordinary Stock to be issued pursuant to the NPRFC Placing[1] was eligible for participation in the Rights Issue[1] as if such Ordinary Stock was held on the Record Date;

•	Rights Issue: A Rights Issue[1] which raised €1,725 million in Equity Tier 1 Capital (a portion of the cash proceeds of which was paid directly to noteholders electing for Ordinary Stock allotted in the Rights Issue[1] on their behalf pursuant to the Debt for Equity Offers). The proceeds of the Rights Issue[1] of up to €1.2 billion were underwritten pursuant to the Underwriting Agreement[1] subject to conditions (which were subsequently satisfied), including Admission of the Rights Issue Stock[1] (nil paid) and the approval of the Resolutions at an Extraordinary General Court (‘EGC’). The Rights Issue[1] size and Rights Issue Price at which Qualifying Stockholders[1] were invited to subscribe for Rights Issue Stock[1] were determined by the Bank and the Joint Bookrunners[1] in advance of the EGC. Pursuant to the NPRFC Rights Issue Undertaking, the NPRFC agreed, subject to certain terms and conditions, to take up its entitlement of Rights Issue Stock[1] in the Rights Issue[1] in respect of its holding of the NPRFC Coupon Ordinary Stock and its holding of Ordinary Stock issued as a result of the NPRFC Placing[1] (but excluding its other investment holdings in the Bank). The consideration for the take up of its Rights in respect of the NPRFC Coupon Ordinary Stock[1] and its holding of Ordinary Stock as a result of the NPRFC Placing[1] was the conversion of units of 2009 Preference Stock at their subscription price of €1.00 each to Ordinary Stock at the Rights Issue Price;

The average number of units of ordinary stock in issue in the current period and prior years used for the Group’s EPS calculations will be required to be retrospectively adjusted in the Group’s financial statements for the year ended December 31, 2010 by an adjustment factor of 1.586176 arising from the Rights Issue outlined above. The adjusted EPS for the period ended December 31, 2009 and years ended March 31, 2009 and March 31, 2008 will be as follows:

	31 December	31 March	31 March
	2009	2009	2008

Average number of units of ordinary stock in issue (millions)	1,575	1,567	1,531
- Basic earnings per share (cent)	(106.3)	2.7	109.9
- Diluted earnings per share (cent)	(106.3)	2.7	109.4

(1 See defined terms on pages F-182 and F-183.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

58 POST BALANCE SHEET EVENTS  (continued)

•	Debt for Equity Offers: Under the Debt for Equity Offers, holders of certain of the Group’s Tier 1 Securities and Upper Tier 2 Securities were given the opportunity to exchange these securities for (a) Allotment Instruments (which automatically convert into Conversion Ordinary Stock on the Conversion Date); or (b) through a settlement procedure, cash proceeds from the allotment of Ordinary Stock in the Rights Issue[1] on behalf of such holders; or (c) a combination thereof. The tender prices represented a discount of up to 42% to the nominal value of the existing Tier 1 Securities and Upper Tier 2 Securities exchanged by these security holders and resulted in a capital gain, which increased the Group’s Equity Tier 1 Capital. The increase in Equity Tier 1 Capital resulting from the combination of the Rights Issue and the Debt for Equity Offers amounted to €2,020 million, the actual size of the Rights Issue[1]( (including the NPRFC Rights Issue Undertaking) having been reduced by the capital gain arising on the Debt for Equity Offers;

•	Warrant Cancellation: The Warrants held by the NPRFC were, simultaneously with the NPRFC Placing, cancelled in return for the payment of €491 million in cash by the Bank to the NPRFC. This reflected the market value of the Warrants, being the difference between the exercise price of the Warrants and the Closing Price of the Ordinary Stock on April 23, 2010, plus a fee of €12 million. Following approval of the Proposals, the NPRFC ceased to hold the Warrants and the subscription rights for Ordinary Stock pursuant to the Warrants; and

•	Renominalisation of Ordinary Stock: Because the Bye-Laws of the Bank precluded the issue units of Ordinary Stock at a discount to their nominal value, the Bank’s ordinary stock was renominalised by Stockholders at the Extraordinary General Court held on May 19, 2010. This resulted in the nominal value of each unit of ordinary stock being reduced from €0.64 per unit to €0.10 per unit. Each existing unit of ordinary stock in existence at the date of renominalisation was subdivided into one unit of Ordinary Stock of €0.10 (“€0.10 Ordinary Stock”) and one unit of deferred stock of €0.54 in the capital of Bank of Ireland (“Deferred Stock”). The purpose of the issue of Deferred Stock is to ensure that the reduction in the nominal value of the Ordinary Stock does not result in a reduction in the capital of Bank of Ireland.

Each Ordinary Stockholder’s proportionate interest in the issued Ordinary Stock of Bank of Ireland remained unchanged as a result of the Renominalisation. Aside from the change in nominal value, the rights attaching to €0.10 Ordinary Stock (including voting and dividend rights and rights on a return of capital) are identical in all respects to those of the previous Ordinary Stock.

The Deferred Stock created on the Renominalisation has no voting or dividend rights and, on a return of capital on a winding up of Bank of Ireland, will have the right to receive the amount paid up thereon only after Stockholders have received, in aggregate, any amounts paid up thereon plus €10 million per unit of Ordinary Stock, the purpose of which is to ensure that the units of Deferred Stock have no economic value. No stock certificates or documents of title will be issued in respect of the Deferred Stock, nor will CREST accounts of Stockholders be credited in respect of any entitlement to Deferred Stock, nor will they be admitted to the Official Lists or to trading on the Irish Stock Exchange, the London Stock Exchange or any other investment exchange. The Deferred Stock shall not be transferable at any time, other than with the prior written consent of the Directors. At the appropriate time, the Bank may redeem or repurchase the Deferred Stock, make an application to the High Court of Ireland for the Deferred Stock to be cancelled, or acquire or cancel or seek the surrender of the Deferred Stock (in each case for no consideration) using such other lawful means as the Directors may determine.

These capital Proposals completed on June 8, 2010, and settled on June 14, 2010.

(1 See defined terms on pages F-182 and F-183.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

58 POST BALANCE SHEET EVENTS  (continued)

The net impact of the above Proposals is to increase the Group’s equity tier 1 capital by €2.9 billion, as follows:

€ m

Placing*	1,536
Rights Issue	1,725
Debt for Equity	295

3,556
Warrant Cancellation	(491)
Costs and Fees	(130)

Total Raised	2,935

*	Institutional placing and NPRFC Placing.

Defined terms1

Allotment Instruments

Each instrument delivered to holders thereof pursuant to the Debt for Equity Offers and issued with the benefit of the Allotment Instrument Deed Poll convertible into Conversion Ordinary Stock, the nominal value of which will not exceed €200,000,000;

Closing Price

The closing middle-market quotation of a unit of Ordinary Stock as derived from the Daily Official List;

Existing Stock

The units of Ordinary Stock in issue as at April 26, 2010;

Institutional Placing

The placing of Ordinary Stock with institutional investors (but excluding the NPRFC);

Joint Bookrunners

Citi, Credit Suisse, Davy, Deutsche Bank and UBS;

NPRFC Coupon Ordinary Stock

184,394,378 units of Ordinary Stock issued to the NPRFC on Monday 22 February 2010 in lieu of the cash dividend otherwise due on the 2009 Preference Stock;

NPRFC Placing

The proposed conversion by the NPRFC of units of 2009 Preference Stock to units of Ordinary Stock as part of the Placing;

Placing Stock

The 326,797,386 units of Ordinary Stock to be issued by the Bank pursuant to the Institutional Placing;

Rights Issue

The offer by way of rights to Qualifying Stockholders to acquire Rights Issue Stock and also includes, where the context so requires, the NPRFC Rights Issue Undertaking;

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT  (Continued)

58 POST BALANCE SHEET EVENTS  (continued)

Rights Issue Stock

Up to 18,851,465,603 units of new Ordinary Stock to be allotted and issued by the Bank pursuant to the Rights Issue;

Qualifying Stockholders

Holders of Ordinary Stock on the Stockholder register of the Bank at the 5pm May 17, 2010 and Placees (excluding the NPRFC in respect of the NPRFC Coupon Ordinary Stock);

Underwriting Agreement

The underwriting and sponsors’ agreement dated April 26, 2010 between the Bank and the Underwriters relating to the Institutional Placing and the Rights Issue;

Warrant Cancellation

The cancellation of the Warrants in return for the payment of €491 million by the Bank to the NPRFC;

59	SELECTED FINANCIAL INFORMATION FOR THE NINE MONTHS ENDED 31 DECEMBER 2008 (UNAUDITED)

The figures below for the nine month period ended December 31, 2008, have not been audited and are presented for comparative purposes only.

	9 Months ended	9 Months ended
	December 31, 2009	December 31, 2008
	€m	€m

Total operating income (net of insurance claims)	3,599	3,079

Impairment losses on loans and advances to customers	(4,055)	(747)

Impairment of goodwill and other intangible assets	(6)	(304)
(Loss)/Profit before tax	(1,813)	372
Taxation credit/(charge)	344	(62)

(Loss)/Profit for the period	(1,469)	310

Earnings per share (cent)	(168.6c )	32.7c

The cumulative effect of a change in accounting principles would have been a charge of €12 million for the nine months ended December 31, 2008.

60 APPROVAL OF 20-F

The Court of Directors approved the financial statements for inclusion in Form 20-F on June 14, 2010

BANK OF IRELAND GROUP

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

The Governor and Company of the Bank of Ireland
(Registrant)

Date: June 14, 2010

By:	/s/ Richie Boucher
Name:     Richie Boucher

Title:	Group Chief Executive

By:	/s/ John O’Donovan
Name:     John O’Donovan

Title:	Group Chief Financial Officer