Form 20-F
period 2010-12-31
GOVERNOR & CO OF THE BANK OF IRELAND
filed 2011-06-24
CIK 1022575

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEX TO ACCOUNTING POLICIES
INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2010
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

The Governor and Company of the Bank of Ireland
40 Mespil Road
Dublin 4, Ireland
Telephone no: +353 1 6615933
Facsimile no: +353 1 6615671
(Name, telephone number, facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class —Ordinary stock (nominal value of €0.10 each) —American Depositary Shares, each representing four units of Ordinary Stock (nominal value of €0.10 each)	Name of each exchange on which registered The New York Stock Exchange** The New York Stock Exchange
**
Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary stock, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of 31 December 2010:

  Ordinary stock (nominal value of €0.10 per unit): 5,293,719,448
  Deferred stock (nominal value of €0.54 per unit) 1,188,611,367
  Preference stock (nominal value of €1.27 per unit): 3,026,598
  Preference stock (nominal value of €0.01 per unit): 1,837,041,304
  Preference stock (nominal value of Stg£1 per unit): 1,876,090

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☒            NO ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐            NO ☒

Note—checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒            NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).*

YES ☒            NO ☐

*
This requirement does not apply to the registrant until its fiscal year ended 31 December 2011.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated file and large accelerated file" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐            Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐            NO ☒

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND
ANNUAL REPORT ON FORM 20-F

PRESENTATION OF INFORMATION

As set out in note 1 to the Consolidated Financial Statements on 17 February 2010, the Group changed its fiscal year end from 31 March, to 31 December to align its financial calendar with that of its peer banks. Accordingly, these financial statements cover the twelve month period from 1 January 2010 to 31 December 2010 while the prior period covers the nine month period from 1 April 2009 to 31 December 2009. As a result, the amounts presented in the financial statements are not entirely comparable.

Information on the twelve month ended 31 December 2010 compared to the twelve month ended 31 December 2009 is shown on page 6.

In this Annual Report on Form 20-F (Annual Report or Form 20-F), the term 'Ordinary Stock' refers to units of ordinary stock of The Governor and Company of the Bank of Ireland (the Bank) and the term 'ADSs' refers to American Depositary Shares each representing the right to receive four units of ordinary stock and evidenced by American Depositary Receipts (ADRs). On 19 May 2010, the ordinary stock of the Bank was renominalised from €0.64 to €0.10 per unit. For further detail see note 46 of the Consolidated Financial Statements.

The ADSs are listed on the New York Stock Exchange and are evidenced by ADRs issued by The Bank of New York Mellon as Depositary under a Deposit Agreement.

Unless a specific source is identified, all information regarding market and other operating and statistical data provided in this Annual Report is based on the Group's own estimates. In making estimates, the Group relies on data produced internally and, where appropriate, external sources, including information made public by other market participants or associations.

Information found on any website address included in this Annual Report is not part of or incorporated into this Annual Report and the inclusion of such addresses is for the reader's reference only.

Certain definitions are also set out in the Appendix to Part I of this Form 20-F.

FORWARD LOOKING INFORMATION

This Annual Report contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the Group) plans and its current goals and expectations relating to its future financial condition and performance, the markets in which it operates, and its future capital requirements. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Generally, but not always, words such as "may," "could," "should," "will," "expect," "intend," "estimate," "anticipate," "assume," "believe," "plan," "seek," "continue," "target," "goal," "would", or their negative variations or similar expressions identify forward looking statements. Examples of forward looking statements include among others, statements regarding the Group's near term and longer term future capital requirements and ratios, level of ownership of the Irish government, loan to deposit ratios, expected loan losses, the level of the Group's assets, the Group's financial position, payment of dividends, future income, business strategy, projected costs, projected impairment losses, estimated discounts upon transfers of assets to NAMA, margins, future payment of dividends, the implementation of proposed changes in respect of certain of the Group's defined benefit pension schemes, estimates of capital expenditures, discussions with Irish, UK, European and other regulators and plans and objectives for future operations.

Such forward looking statements are inherently subject to risks and uncertainties, and hence actual results may differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include, but are not limited to, the following:

•
general economic conditions in Ireland, the United Kingdom and the other markets in which the Group operates;

•
the ability of the Group to raise additional capital in accordance with the 2011 PCAR requirements announced on 31 March 2011;

•
the effects of the 2011 PCAR, the PLAR and the deleveraging reviews conducted by the Central Bank of Ireland;

•
property market conditions in Ireland and the UK;

•
the potential exposure of the Group to various types of market risks, such as interest rate risk, foreign exchange rate risk, credit risk and commodity price risk;

•
the implementation of the Irish Government's austerity measures relating to the financial support package from the EU/IMF;

•
the ability of the Group to access sufficient funding to meet its liquidity needs;

•
the availability of customer deposits to fund the Group's loan portfolio;

•
the outcome of the Group's participation in the CIFS Guarantee Scheme and the ELG Scheme;

•
financial uncertainties in the EU and in member countries and the potential effects of those uncertainties on the Group;

•
the performance and volatility of international capital markets;

•
the effects of the Irish Government's stockholding in the Group (through the NPRFC) and possible increases in the level of such stockholding;

•
the impact of further downgrades in credit ratings of the Group's and the Irish national debt;

•
changes in the Irish banking system;

•
the impact of transfers of assets to NAMA including the level of such asset transfers;

•
changes in applicable laws, regulations and taxes in jurisdictions in which the Group operates;

•
development and implementation of the Group's strategy, including the Group's deleveraging plan, competition for customer deposits and the Group's ability to achieve estimated net interest margins and cost reductions; and

•
the Group's ability to address information technology issues.

See Item 3 "Key Information—Risk Factors" and under Item 11 "Quantitative and Qualitative Disclosures about Market Risk" in this Annual Report for more information on factors that could cause actual results to differ materially from those contemplated by the forward looking statements in this Annual Report.

Nothing in this Annual Report should be considered to be a forecast of future profitability or financial position and none of the information in this Annual Report is or is intended to be a profit forecast or profit estimate. Any forward looking statements speak only as at the date they are made. The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

DEFINITIONS

For the purposes of this Annual Report, the term "Bank" means The Governor and Company of the Bank of Ireland and the terms "Group" and "Bank of Ireland Group" mean the Bank and its consolidated subsidiaries and, where the context permits, its interests in associated companies and joint ventures.

Certain financial and statistical information in this Annual Report is presented separately for domestic and foreign activities. Domestic activities include transactions recorded on the books of the Group branches and offices located in Ireland. Foreign activities include transactions recorded on the books of the Group branches and offices in the United Kingdom 'UK', the United States of America 'US' and elsewhere outside of Ireland.

Unless otherwise stated, for the purposes of this Annual Report, references to 'Ireland' exclude Northern Ireland.

Further definitions are set out in the Appendix to Part I of this Form 20-F.

REPORTING CURRENCY

The Group publishes consolidated financial statements in euro "€" or "EUR". Each euro is made up of one hundred cents, each of which is represented by the symbol "c" in this Annual Report.

References to "dollars", "US$", "$" or "¢" are to US currency, and references to "Stg£", "GBP£" and "pounds sterling" are to UK currency. Amounts in dollars, unless otherwise stated, for the current financial (fiscal) year have been translated from euro at the rate prevailing on 31 December 2010 as shown below under "Exchange Rates". This rate should not be construed as a representation that the euro amounts actually denote such dollar amounts or have been, could have been, or could be converted into dollars at the rate indicated.

EXCHANGE RATES

As a significant portion of the assets, liabilities, income and expenses of the Group is denominated in currencies other than euro, fluctuations in the value of the euro relative to other currencies have an effect on the euro value of assets and liabilities denominated in such currencies as well as on the Group's results of operations. The principal foreign currencies affecting the Group's financial statements are sterling and the dollar. At 3 June 2011, the spot rate was US$1.4604= €1.00.

The following table sets forth, for the dates or periods indicated, the spot or Noon Buying Rate in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") and the rates used by the Group in the preparation of its consolidated financial statements, which are sourced from the European Central Bank (ECB):

			Year ended 31 March
	Year ended 31 December 2010	Nine month period ended 31 December 2009
			2009	2008	2007
	(dollars per €)
Euro/dollar rates:
End of period	1.3269	1.4332	1.3261	1.5805	1.3374
Average(1)	1.3216	1.4223	1.4103	1.4316	1.2943
High	1.4536	1.5100	1.6010	1.5805	1.3374
Low	1.1959	1.2903	1.2446	1.3295	1.2091
End of period rate used by the Group(2)	1.3362	1.4406	1.3308	1.5812	1.3318
Average rate used by the Group(2)	1.3258	1.4248	1.4321	1.4328	1.2912

The highest spot or noon buying rate for each of the last six months was: May 2011: 1.4875, April 2011: 1.4821, March 2011: 1.4212, February 2011: 1.3794, January 2011: 1.3715, December 2010: 1.3395.

The lowest spot or noon buying rate for each of the last six months was: May 2011: 1.4015, April 2011: 1.4211, March 2011: 1.3813, February 2011: 1.3474, January 2011: 1.2944, December 2010: 1.3089.

			Year ended 31 March
	Year ended 31 December 2010	Nine month period ended 31 December 2009
			2009	2008	2007
	(Stg£ per €)
Euro/sterling rates:
End of period rate used by the Group(2)	0.8607	0.8881	0.9308	0.7958	0.6798
Average rate used by the Group(2)	0.8579	0.8851	0.8333	0.7116	0.6783

(1)
The average of the spot or Noon Buying Rates on the last day of each month during the Group's financial year/period.

(2)
The rates used by the Group in the preparation of its consolidated financial statements.

PART 1

Item 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT & ADVISORS

Not applicable.

Item 2    OFFER STATISTICS & EXPECTED TIMETABLE

Not applicable.

Item 3    KEY INFORMATION

SELECTED FINANCIAL DATA

The following tables present selected consolidated financial data which have been derived from the audited consolidated financial statements of the Group. Tables 1 and 2 detail financial data under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") for the year ended 31 December 2010, the nine months ended 31 December 2009 and the years ended 31 March 2009, 2008 and 2007.

The consolidated financial statements of the Group have been prepared in accordance with IFRS as issued by the IASB for the year ended 31 December 2010, the nine months ended 31 December 2009 and the years ended 31 March 2009, 2008 and 2007. The EU adopted version of IAS 39 currently relaxes some of the hedge accounting rules in IAS 39 'Financial Instruments—Recognition and Measurement'. The Group has not availed of this relaxation, hence these financial statements comply with both IFRS as adopted by the EU and IFRS as issued by the IASB.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements of the Group and the notes thereto, which are included in this Annual Report. The financial results should not be construed as indicative of financial results for subsequent periods. See Item 5 "Operating & Financial Review and Prospects".

As noted in the Presentation of Information on 17 February 2010 the Group changed its financial year to 31 December (see note 1 to the Consolidated Financial Statements) to align its financial calendar with that of its peer banks.

The figures below for the twelve month period ended 31 December 2009, have not been audited and are presented for comparative purposes only.

	12 months ended 31 December 2010	12 months ended 31 December 2009
	€m	€m
Total operating income (net of insurance claims)	4,596	4,489
Impairment charge on financial assets	(2,284)	(4,747)
Loss on sale of assets to NAMA including associated costs	(2,241)	—
Loss before tax	(950)	(2,207)
Taxation credit	341	447
Loss for the period	(609)	(1,760)

SELECTED CONSOLIDATED FINANCIAL DATA

Table 1

	For the Financial Period Ended
	12 months ended 31 December 2010(1)	12 months ended 31 December 2010	9 months ended 31 December 2009(2)		Restated 12 months ended 31 March 2009	Restated 12 months ended 31 March 2008	12 months ended 31 March 2007
	US$m	(in € millions, except per unit amounts and percentages)
Income Statement Data
Interest income	7,564	5,179	4,188		9,717	10,397	8,137
Interest expense	(4,323)	(2,960)	(2,009)		(6,047)	(7,134)	(5,380)

Net interest income	3,241	2,219	2,179		3,670	3,263	2,757
Net insurance premium income	1,415	969	665		1,069	1,940	2,188
Fees and commissions income	924	633	474		717	816	898
Fees and commissions expense	(375)	(257)	(255)		(232)	(150)	(160)
Net trading Income/(expense)	329	225	(28)		(307)	(246)	(70)
Life assurance investment income and gains (losses)	692	474	958		(1,570)	(826)	247
Gain on subordinated liability management	2,047	1,402	1,037		—	—	—
Other operating income	291	199	31		73	238	199

Total Operating Income	8,564	5,864	5,061		3,420	5,035	6,059
Insurance contract liabilities and claims paid	(1,852)	(1,268)	(1,462)		537	(798)	(2,213)

Total Operating Income, net of Insurance Claims	6,712	4,596	3,599		3,957	4,237	3,846
Other Operating expenses	(2,636)	(1,805)	(1,381)		(2,121)	(2,160)	(2,159)
Impact of amendments to defined benefit pension scheme	1,070	733	—		—	—	—
Reversal/ (Impairment) of goodwill and other intangible assets	3	2	(6)		(304)	—	—

Operating profit before impairment charges on financial assets and loss on NAMA	5,149	3,526	2,212		1,532	2,077	1,687
Impairment charges on financial assets	(3,335)	(2,284)	(4,057)		(1,513)	(232)	(103)
Loss on sale of assets to NAMA including associated costs	(3,273)	(2,241)	—		—	—	—

Operating (loss)/profit	(1,459)	(999)	(1,845)		19	1,845	1,584
Share of (loss)/profit of associates and joint ventures (after tax)	72	49	35		(42)	46	44
(Loss)/Profit on disposal of business activities	—	—	(3)		—	—	243
Profit on sale of property	—	—	—		—	39	87

(Loss)/profit before taxation	(1,387)	(950)	(1,813)		(23)	1,930	1,958
Taxation	498	341	344		41	(229)	(306)

(Loss)/Profit for the period	(889)	(609)	(1,469)		18	1,701	1,652

Attributable to minority interests	7	5	(9)		(35)	5	1

Attributable to stockholders	(896)	(614)	(1,460)		53	1,696	1,651

(Loss)/Profit for the period	(889)	(609)	(1,469)		18	1,701	1,652

Earnings per unit of €0.10/€0.64(3) ordinary stock (cent)	(31.69c )	(21.7c )	(106.3c	)(4)	2.7c (4)	109.9c (4)	108.6c (4)

Diluted earnings per unit of €0.10/€0.64(3) ordinary stock (cent)	(31.69c )	(21.7c )	(106.3c	)(4)	2.7c (4)	109.4c (4)	107.8 (4)

Dividends per unit of €0.10/€0.64(3) ordinary stock (cent)(5)	—	—	—		—	40.1c (4)	38.1c (4)

Number of shares used in EPS calculation (in millions)	3,781	3,781	1,575	(4)	1,567 (4)	1,531 (4)	1,507 (4)

Number of shares used in diluted EPS calculation (in millions)	3,781	3,781	1,575	(4)	1,567 (4)	1,537 (4)	1,518 (4)

See next page for footnotes to Table 1.

Table 1 (Continued)

	31 December 2010(1)	31 December 2010	31 December 2009	31 March 2009	31 March 2008	31 March 2007
	US$m	(in € millions, except per unit amounts and percentages)
Balance Sheet Data
Total assets	244,578	167,473	181,106	194,116	197,434	188,813
Loans and advances to customers (net of impairment for losses on loans and advances)	167,153	114,457	119,439	133,740	135,738	125,048
Loans held for sale to NAMA (net of impairment for losses on loans and advances)	1,158	793	9,457	—	—	—
Loans and advances to banks	10,892	7,458	5,031	7,886	9,409	7,210
Allowance for impairment on loans and advances to customers and loans held for sale to NAMA	(7,375)	(5,050)	(5,775)	(1,781)	(596)	(428)
Available for sale financial assets	22,747	15,576	20,940	26,858	29,307	33,449
NAMA Senior Bonds	7,412	5,075	—	—	—	—
Deposits from banks	59,986	41,075	17,903	28,814	14,130	20,405
Customer accounts	95,573	65,443	84,812	83,119	86,234	72,277
Debt securities in issue	41,903	28,693	43,144	45,133	60,842	59,523
Subordinated liabilities	4,053	2,775	6,053	7,942	7,808	7,808
Non-controlling interests	82	56	50	61	38	34
Capital stock	1,767	1,210	699	699	664	663
Stock premium account	5,734	3,926	4,092	4,092	775	771
Retained earnings	5,462	3,740	3,263	4,761	5,670	4,672
Other reserves	(2,205)	(1,510)	(1,580)	(2,610)	(400)	905
Own shares held for the benefit of life assurance policyholders	(22)	(15)	(87)	(90)	(225)	(287)
Stockholders' equity	10,735	7,351	6,387	6,852	6,484	6,724

(1)
Translated solely for convenience into dollars at €1.00 = US$ 1.4604, the Spot Rate on 3 June 2011.

(2)
The income statement data for the nine months ended 31 December2009 and the year ended 31 March 2009 shown in this table is taken from the consolidated income statement on page F-4. This data differs from that shown in the Operating and Financial Review and the Operating Segments note (see note 2 to the consolidated financial statements on pages F-46 to F-54). During 2010 the Group changed the reported presentation of the results of two of its subsidiaries such that the income and other operating expenses are presented on separate line items in the Income Statement and to facilitate a more meaningful comparison, a similar presentation has now been adopted in the Operating and Financial Review and the Operating Segments note (but not in the consolidated income statement or the income statement data in Table 1) for the nine month period ended 31 December 2009. See page F-50 and F-51 for the impact of these changes.

(3)
The Group's ordinary stock was renominalised from €0.64 to €0.10 with effect from 19 May 2010.

(4)
The prior years have been adjusted retrospectively to reflect the bonus element of the rights issue, which took place in June 2010. An adjustment factor of 1.586176 has been applied. See note 19 to the consolidated financial statements.

(5)
See Item 8 "Financial Information—Dividend Policy" for details of dividends per unit of ordinary stock in dollars.

Table 2

	12 months ended 31 December 2010	9 months ended 31 December 2009	Restated 12 months ended 31 March 2009	Restated 12 months ended 31 March 2008	12 months ended 31 March 2007
	(in Percentages %)
Other Financial Data(6)
Return on average total assets(7)	(0.35)	(1.03)	0.03	0.8	0.9
Return on average stockholders' equity(8)	(8.4)	(25.3)	0.9	24.4	26.9
Net interest margin(9)	1.4	1.7	2.1	1.9	1.8
Cost/income ratio(10)	39 ***	38 ***	62	50	51
Impairment provisions on loans and advances to customers(11)	4.2	2.5	1.3	0.4	0.3
Impairment provisions on loans held for sale to NAMA(12)	8.6	22.7	—	—	—
Impairment charges to average total loans(13)	1.6	3.9	1.0	0.2	0.1
Stockholders' equity to assets(14)	4.4	3.5	3.3	3.3	3.6
Dividend payout ratio(15)	—	—	—	36	32

	31 December 2010	31 December 2009	31 March 2009	31 March 2008	31 March 2007
	(in Percentages %)
Capital(16)	Basel II	Basel II	Basel II	Basel I	Basel I
Equity Tier 1 ratio	7.3	5.3	6.2	5.7	5.3
Tier 1 capital ratio	9.7	9.8	12.0	8.1	7.6
Total capital ratio	11.0	13.4	15.2	11.1	10.5

***
Impacted by the gain of €1,402 million (9 months ended 31 December 2009: €1,037 million) on the repurchase of subordinated liabilities and the gain of €733 million (9 months ended 31 December 2010: €nil) from amendments to defined benefit pension schemes.

(6)
Other financial data for 9 months ended 31 December 2009 is presented on an annualised basis.

(7)
Return on average total assets represents profit attributable to the ordinary stockholders as a percentage of average total assets. The calculation of the average balances for all years includes daily, weekly or monthly averages for certain reporting units. See Item 5 "Operating & Financial Review and Prospects—Average Balance Sheet and Interest Rates". The Group considers these average balances to be representative of the operations of the Group.

(8)
Return on average stockholders' equity represents profit attributable to the ordinary stockholders as a percentage of average stockholders' funds, excluding minority interests.

(9)
Net interest margin represents net interest income as a percentage of average interest earning assets

(10)
The cost/income ratio is determined by dividing the total expenses including goodwill impairment of the Group by the total income (including gain on the re-purchase of subordinated liabilities) of the Group including income from associated undertakings and joint ventures.

(11)
Impairment provisions on loans and advances to customers is calculated by dividing the impairment provision on loans and advances to customers by total loans and advances to customers at the balance sheet date.

(12)
Impairment provisions on loans held for sale to NAMA is calculated by dividing the impairment provision on loans held for sale to NAMA by loans held for sale to NAMA at the balance sheet date.

(13)
Impairment charges to average total loans is calculated by dividing impairment charges for the financial period on loans and advances to customers by average loans and advances to customer (including assets held for sale to NAMA).

(14)
Stockholders' equity excludes minority interests.

(15)
Dividend payout ratio is calculated by dividing the annual equity dividends by profit attributable to ordinary stockholders.

(16)
With effect from July 2007 the Central Bank of Ireland requires that a Prudential Filter be applied to proposed dividends which result in these dividends being deducted from capital when calculating capital ratios. Capital ratios as at 31 March 2007 were restated to reflect that requirement.

RISK FACTORS

This section addresses those risks to the Group's business that are considered material by the Directors. These risks should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties: some risks are not yet known and some that are not currently considered material could later turn out to be material. All of these risks could materially adversely affect the Group, its income, operating profits, earnings, net assets, liquidity, funding and/or capital resources and its ability to meet any targets or objectives.

The introduction of Credit Institutions (Stabilisation) Act 2010 and the exercise of the powers under that legislation could have a material adverse effect on the Group's results, financial condition and prospects, notwithstanding that the objectives of the exercise of such powers may be for preserving, restoring or stabilising the Group or the Irish financial system generally. In addition, the statutory duties imposed on Directors by the Stabilisation Act to have regard to, amongst other things, the interests of the State, could require the Directors to act in a manner which is not always aligned with the interests of Stockholders as a whole.

On 21 December 2010, the Stabilisation Act was signed into law in Ireland. This legislation provides extensive powers to recapitalise and restructure the Irish banking industry. Pursuant to the Stabilisation Act, the Minister for Finance is entitled to make certain proposed orders and to then petition the High Court to make formal orders and directions, which if such orders were granted could impose onerous requirements in relation to a relevant institution, including the Bank. The introduction of the Stabilisation Act has created a mechanism whereby it is possible for the State to intervene in the banking industry to a significant degree.

To date, the Minister has exercised his powers under the Stabilisation Act in respect of four relevant institutions, in each case with the consent of the board of directors of the relevant financial institution. On 23 December 2010, the High Court, pursuant to an application by the Minister, made a direction order in respect of Allied Irish Banks, p.l.c. ("AIB"), including a direction that AIB issue to the NPRFC 675,107,845 ordinary shares and 10,489,899,564 convertible non-voting shares in exchange for a payment of €3.7 billion in cash from the NPRFC, and a direction that AIB apply to cancel its listing of ordinary shares on the main securities market of the Irish Stock Exchange and the main market of the London Stock Exchange. On 8 February 2011, the Minister petitioned the Irish High Court for orders under the Stabilisation Act, requesting the commencement of a process to sell, by way of an auction, certain deposits and matching assets of both Anglo Irish Bank Corporation Limited and Irish Nationwide Building Society. Subsequently, on 24 February 2011, the Minister petitioned the Irish High Court for orders under the Stabilisation Act, directing the transfer of approximately €8.6 billion of deposits and matching assets of Anglo Irish Bank Corporation Limited and approximately €3.6 billion of deposits and matching assets of Irish Nationwide Building Society to two other Irish financial institutions (Source: Department of Finance Statement, 24 February 2011). On 14 April 2011, the High Court, pursuant to an application by the Minister under the Stabilisation Act, made a subordinated liability order in relation to AIB amending certain subordinated debt coupon terms and maturity dates and lifted the dividend stopper. This subordinated liabilities order was the subject of a court challenge as against the Minister (as provided for in the Stabilisation Act) by two investors with holdings in only three of the eighteen affected securities. On 3 June 2011, one of the investors withdrew its Court challenge. The Minister stated on 3 June 2011 that he considers the remaining challenge to be entirely unfounded. This challenge will be dealt with by the Courts and the substantive hearing commenced before the High Court on 7 June 2011. On 9 June 2011, the High Court, pursuant to an application by the Minister under the Stabilisation Act, made a direction order to allow Irish Life and Permanent plc prepare the business and assets of Irish Life Limited for disposal by way of initial public offering or by way of private sale (Source: Department of Finance Statement, 9 June 2011).

Further information on the powers of the Minister pursuant to the Stabilisation Act and the operation of such powers is set out in paragraph 6 (The Credit Institutions (Stabilisation) Act 2010 and the Central Bank and Credit Institutions (Resolution) (No. 2) Bill 2011) of Section A (Ireland) of Part XI (Regulation and Supervision) of this Document.

Under the provisions of the Stabilisation Act, the Group may be required to comply with direction orders of the High Court which could be adverse to the interests of the Group and/or Stockholders, notwithstanding that the objectives of the exercise of such powers may be for the purposes of stabilising the Group or the Irish financial system generally, and which could have a material adverse effect on the value of Stockholders' holdings in the Bank, including an order to:

•
issue stock to the Minister or his nominee on terms and conditions and at a consideration set by the Minister notwithstanding any pre-emption rights;

•
apply for the delisting or suspension of the Bank's stock, including the Ordinary Stock, or to change the listing from a regulated market to another multi-lateral trading facility;

•
increase the authorised share capital of the Bank to permit it to issue units of stock to the Minister or his nominee;

•
make a specific alteration to the Bank's Bye-Laws (including the alteration of the rights of Stockholders or any class of Stockholders); or

•
dispose of a specified asset or liability or a specified part of the Group's undertaking.

The Minister is also empowered to petition the High Court to make transfer orders in respect of the assets or liabilities of the Group. If the Minister were to exercise his powers to seek a transfer order and if the High Court subsequently granted such transfer order, the Group may be required to transfer assets on terms specified by the order and in a manner which could be significantly adverse to the interests of the Group as a whole, notwithstanding that the objectives of the exercise of such powers may be for the purposes of stabilising the Group or the Irish financial system generally.

Orders made under the Stabilisation Act may have a significant impact on Stockholders and on the Group's operations and carry severe implications for the governance of the Bank. In particular, the Minister may, if satisfied that it is necessary to secure the purposes of the Stabilisation Act (having consulted with the Governor of the Central Bank), petition the High Court for an order appointing a special manager to the Group for a period of up to six months, to take over the management of the Group and to maintain its business as a going concern. The special manager pursuant to the Stabilisation Act, would have the sole authority over and direction of all officers and employees of the Group and would maintain its business with a view to preserving and restoring the financial position of the Group in a manner consistent with the achievement of the purposes of the Stabilisation Act. A special manager may, with the consent of the Minister, pursuant to the Stabilisation Act, remove Directors, officers, employees and consultants of the Group. During the period when a special manager is appointed, the rights and powers of Stockholders would be suspended and not exercisable and the actions of a special manager may not be aligned with the interests of Stockholders. If the Minister were to exercise his powers to seek an order appointing a special manager and if the High Court subsequently granted such an appointment order, that appointment and the actions of the special manager may have a significant adverse effect on the Group and its performance.

The Minister for Finance could, if he considers it necessary for preserving or restoring the financial position of the Bank, petition the High Court, pursuant to the Stabilisation Act, to make a subordinated liabilities order to postpone, terminate, suspend or modify the rights, liabilities, terms and any obligations associated with subordinated liabilities of the Group, including the payment of interest, the payment of principal, the due date, the applicable law, the right to declare an event of default and any right to enforce payment. Whilst no winding up proceedings can be instituted by subordinated creditors against the Group on the grounds that it has failed to honour the terms of a subordinated liability the subject of a subordinated liabilities order where granted by the High Court, the order could have a significant adverse impact on the relationship between the Group and its subordinated creditors and may delay the Group's return to Term Wholesale Funding markets. If such a High Court order is petitioned for and made in respect of the Group, it could also provide for the granting of an equity interest to creditors affected by a subordinated liabilities order and this could have an adverse impact on the value of the Ordinary Stock and dilute Ordinary Stockholders' proportionate holdings in the Bank.

In addition to the formal orders set out above, the Group is subject to the powers of the Minister and the High Court under the Stabilisation Act which may have a significant impact on Stockholders and on the operations and governance of the Group. The Minister may, by written notice, remove a person from a position of Director or officer of the Bank or terminate the employment by the Group of a person, such removal or termination may be expressed to have immediate effect. The Group may be liable for compensation or damages if claimed by any person removed or whose employment is terminated in such circumstances; however, a court cannot prevent or restrain the Minister from exercising his functions nor can the person removed be reinstated by a court or tribunal.

Pursuant to the Stabilisation Act, the Directors of the Bank, in the performance of their functions, are under a duty to have regard to certain of the purposes of the Stabilisation Act (being those set out in section 4(f)), including the need to protect the State's interest in respect of the guarantees given by it under the State Guarantee Schemes. This duty is owed by the Directors to the Minister on behalf of the State and takes priority over any other duty of the Directors to the extent of any inconsistency. Compliance with this duty on the part of the Bank's Directors requires the Directors to act in a manner which is not always aligned with the interests of Stockholders as a whole. The powers of the Minister in relation to the governance of the Group may result in significant disruption to the Group's business, which may impact adversely on its customers and Stockholders, notwithstanding that the objectives of the exercise of such powers may be for the purposes of stabilising the Group or the Irish financial system generally.

For the reasons set out above, the Minister is currently in a position whereby he may, in limited circumstances, exert a significant level of influence over the Group's business. Any directions by the High Court under the Stabilisation Act could have a material adverse impact on the Group's operations, its financial condition and prospects. In carrying out its obligations and any orders made in respect of the Group under the Stabilisation Act, the Group may be required to act in a manner which may not always be aligned with the interests of Stockholders as a whole.

The Stabilisation Act will cease to have effect on 31 December 2012, or a later date substituted by resolution of both houses of the Oireachtas (parliament of Ireland). It is anticipated that the Central Bank and Credit Institutions (Resolution) (No. 2) Bill 2011, (the "Resolution Bill") will have been enacted and commenced by that time. The Resolution Bill is intended to replace the Stabilisation Act and provide for a mechanism for State intervention in the banking sector through a long term special resolution regime. The potential impact of the introduction of the Resolution Bill is discussed in more detail in the risk factor entitled "The Irish banking system is required to restructure and change significantly which could have a material adverse effect on the Group's results, financial condition and prospects".

The Group may be subject to litigation proceedings, including in relation to the Debt for Equity Offers, and regulatory investigations which could have a material adverse impact on its results, financial condition and prospects.

The Group may be subject to significant litigation and regulatory investigation risks. As a result, the Group may become involved in various disputes and legal proceedings in Ireland, the United Kingdom, the United States and other jurisdictions, including litigation in connection with the Debt for Equity Offers or otherwise and regulatory investigations. For instance, in the United Kingdom, the FSA has the power to revoke the Group's UK permissions if the FSA considers it necessary to do so in order to protect customers. Disputes and legal proceedings, if they occur, are subject to many uncertainties and their outcomes are often difficult to predict, particularly in the earlier stages of a case or investigation. Adverse regulatory action or adverse judgments in litigation could result in restrictions or limitations on the Group's operations or result in a material adverse effect on the Group's results, financial condition and prospects.

The Group has received a number of complaints from holders of Eligible Debt Securities and solicitors claiming to act for holders of Eligible Debt Securities. Two sets of legal proceedings have been commenced against the Bank. The legal proceedings include claims for declarations that the proposed resolutions granting the Group the right to insert call options into the terms of the Eligible Debt Securities would be invalid. The legal proceedings commenced also include a claim that a subordinated liabilities order under the Stabilisation Act in relation to Eligible Debt Securities would not be enforceable under English law. The legal proceedings commenced and those threatened also include claims for an injunction by way of final relief restraining the Bank from actions including accepting consents as part of the Debt for Equity Offers, tabling the resolutions proposed at the bondholder meetings and exercising any call options.

Were any such legal proceedings to be successful this could have a material adverse effect on the Group's results, financial condition and prospects, could prejudice or delay the 2011 Proposals and could also result in the Minister deciding to take proceedings under the Stabilisation Act in respect of the Group or its securities. If the result of such legal proceedings were that or a lesser amount of no capital was generated through the Debt for Equity Offers or the proposed amendments to the terms of the Eligible Debt Securities or any Core Tier 1 Capital to be raised by further burden sharing could not be taken into account in sizing the Rights Issue, then this would result in an increase in the size of the Rights Issue.

In addition, the outcome of current litigation and inquiries, including the outcome of appeals initiated by the Bank and the plaintiff could be worse than expected and could have a material adverse effect on the Group's results, financial condition and prospects.

Even if the 2011 Proposals are implemented, or if the results of the burden sharing exercise are not as expected, there is a risk of majority ownership by the Government of the Bank or even nationalisation either of which could lead to the Group being ineligible for listing.

A low take-up of the Debt for Equity Offers by bondholders (whether under the cash tender or equity exchange options), or the Rights Issue by private investors, or if further burden sharing could not ultimately be taken into account, would result in the State acquiring a significant additional amount of the Ordinary Stock of the Bank. In certain circumstances, this could result in the State holding up to a maximum of 93.1% of the Enlarged Capital Stock, pursuant to its underwriting obligations under the 2011 Transaction Agreement and, if implemented, the State Placing. The implications and risks associated with such an outcome are set out in the risk factor entitled "The Government, through the NPRFC is currently in a position to exert a very significant level of influence over the Group and, following the Rights Issue, the NPRFC may be in a position to exert a greater influence over the Group. The NPRFC could exercise its voting rights in a manner which is not aligned with the interests of the Group or its other Stockholders".

Even if the 2011 Proposals are implemented and the size of the Rights Issue is reduced for further anticipated burden sharing with remaining subordinated bondholders not already achieved by 8 July 2011 following the anticipated permission of the Central Bank in its sole discretion (which permission might not be forthcoming) to extend the deadline for generation of the required Core Tier 1 Capital beyond 31 July 2011, the remaining Core Tier 1 Capital expected from these measures might not be generated for any of the following reasons:

(i)
if the taking by the Government of whatever steps are deemed necessary by the Minister for Finance, as referred to in the Minister's statement on 31 May 2011 in respect of any Eligible Debt Securities not acquired or exchanged under the Debt for Equity Offers or acquired pursuant to the exercise of the call options under the amended terms of the Eligible Debt Securities is unsuccessful, or

(ii)
if the Minister seeks or obtains an order under the Stabilisation Act or otherwise, such an order is subsequently successfully challenged (whether in Ireland or in another jurisdiction) or the implementation of such an order is otherwise delayed, or

(iii)
if such an order generates less Core Tier 1 Capital than has been assumed, the Group would be unable to satisfy the Group's obligations to generate Core Tier 1 Capital.

In these circumstances, the Minister would have a number of options to ensure that the remaining Core Tier 1 Capital is generated prior to the expiration of any extension to the deadline that may be granted by the Central Bank, in its sole discretion, including seeking alternative measures for burden sharing with bondholders through the introduction of new or amending legislation (subject to the statutory requirements in place, if any, at the relevant time being satisfied) or otherwise or, ultimately, the making of an application pursuant to the Stabilisation Act for a direction order requiring a mandatory capital injection into the Bank by the State prior to the expiration of any extension to the deadline that may be granted by the Central Bank in its sole discretion, which could result in significant dilution of Stockholders' proportionate holdings in the Bank. Such eventualities may also result in an insufficient number of units of Ordinary Stock being in public hands in addition to other potential breaches of the Bank's continuing obligations under the Listing Rules which would result in ineligibility for listing. Delisting would adversely impact the marketability and liquidity of the units of Ordinary Stock and may adversely impact their value.

Acquiring Ordinary Stock in the Bank (and participation in the Rights Issue) involves risks. It is strongly recommended that investors read Part II (Risk Factors) of this Document for a discussion of the factors which could affect the Group's future performance, the performance of the economies and business sectors in which the Group operates and the Ordinary Stock.

There can be no guarantee that the Bank will continue to satisfy the free float eligibility criteria of the Listing Rules of the Irish Stock Exchange and UKLA (a minimum of 25% of shares in public hands) following completion of the 2011 Proposals. The Bank has agreed with the Irish Stock Exchange that in the event that less than 25% (or such lower level as may be agreed with the Irish Stock Exchange) of the Bank's issued Ordinary Stock is in public hands at any stage, the Bank shall convene an Extraordinary General Court for the purposes of the Bank proposing a resolution for Ordinary Stockholder approval for the cancellation of its listing on the Official List of the Irish Stock Exchange and the cancellation of its trading on the main market of the Irish Stock Exchange. The Bank has also agreed with the UKLA that in the event that less than 20% of the Bank's issued Ordinary Stock is in public hands at any stage, the Bank shall convene an Extraordinary General Court for the purposes of the Bank proposing a resolution for Ordinary Stockholder approval for the cancellation of its listing on the Official List of the UKLA and the cancellation of its trading on the main market of the London Stock Exchange. The NPRFC has confirmed that it will vote in favour of any such resolution to enable the Bank to comply with its regulatory requirements. In the event of a breach of these free float thresholds, the Irish Stock Exchange or the UKLA (as the case may be) may suspend listing in the Ordinary Stock on the Irish Stock Exchange and/or the London Stock Exchange respectively. Any such cancellation would have an adverse effect on the marketability, liquidity and value of the Ordinary Stock (including the Existing Ordinary Stock).

There can be no guarantee that the Bank will continue to satisfy the free float eligibility criteria of the Listing Rules of the Irish Stock Exchange and UKLA (a minimum of 25% of shares in public hands) following completion of the 2011 Proposals. If Qualifying Stockholders do not subscribe for their entitlements in sufficient numbers and/or if the profile of the participants in the State Placing, the Rights Issue and/or the Rump Placing is such that their holding does not qualify as being in public hands and/or if the NPRFC withholds its approval of a sufficient number of participants in the Rump Placing, the Bank would likely not continue to satisfy the free float criteria. The Bank has agreed with the Irish Stock Exchange that in the event that less than 25% (or such lower level as may be agreed with the Irish Stock Exchange) of the Bank's issued Ordinary Stock is in public hands at any stage, the Bank shall convene an Extraordinary General Court for the purposes of the Bank proposing a resolution for Ordinary Stockholder approval for the cancellation of its listing on the Official List of the Irish Stock Exchange and the cancellation of its trading on the main market of the Irish Stock Exchange. The Bank has also agreed with the UKLA that in the event that less than 20% of the Bank's issued Ordinary Stock is in public hands at any stage, the Bank shall convene an Extraordinary General Court for the purposes of the Bank proposing a resolution for Ordinary Stockholder approval for the cancellation of its listing on the Official

List of the UKLA and the cancellation of its trading on the main market of the London Stock Exchange. The NPRFC has confirmed that it will vote in favour of any such resolution to enable the Bank to comply with its regulatory requirements. In the event of a breach of these free float thresholds, the Irish Stock Exchange or the UKLA (as the case may be) may suspend listing in the Ordinary Stock on the Irish Stock Exchange and/or the London Stock Exchange respectively. Accordingly, while the Bank would seek to retain a trading facility in at least one of its current jurisdictions, admission of the New Ordinary Stock is not a condition of the Rights Issue or the Government Transaction Agreement. It is accordingly emphasised that there is currently no assurance that the New Ordinary Stock will remain admitted to any stock exchange or regulated market.

Stockholders and prospective investors should be aware that the Ordinary Stock in issue and the New Ordinary Stock to be issued under the 2011 Proposals may, in certain circumstances, cease to be listed on the Official Lists (or any other market) and cease to be admitted to trading on the Irish Stock Exchange and/or the London Stock Exchange. In addition, Stockholders and investors should note that the continuation of admission to either or both of the Official Lists of the Ordinary Stock or the continuation of admission to trading on the regulated markets for listed securities of the Irish Stock Exchange and/or the London Stock Exchange of the Ordinary Stock is not a condition to the acceptance of any offer for Nil Paid Rights, Fully Paid Rights or New Ordinary Stock.

Any such cancellation of admission on either of the Official Lists or of cancellation of admission to trading on the main market of the Irish Stock Exchange or the London Stock Exchange, would have an adverse effect on the marketability, liquidity and value of the Ordinary Stock (including the Existing Ordinary Stock).

The Government, through the NPRFC is currently in a position to exert a very significant level of influence over the Group and, following the Rights Issue, the NPRFC may be in a position to exert a greater influence over the Group. The NPRFC could exercise its voting rights in a manner which is not aligned with the interests of the Group or its other Stockholders.

The Government (through the NPRFC) is currently the largest holder of Ordinary Stock, holding approximately 36% of the Existing Ordinary Stock.

The NPRFC also holds all of the issued 2009 Preference Stock. Under the terms of the 2009 Preference Stock, if a cash dividend is not paid by the Bank, the Bank shall issue units of Ordinary Stock to the NPRFC. The number of units of ordinary stock that the Bank would be required to issue to the NPRFC (in the event of non-payment of a dividend) will be calculated by dividing the amount of the unpaid dividend by the Thirty Day Average Price. If units of ordinary stock are issued in the event of non-payment of dividends, these units will be settled on a day determined by the Bank, in its sole discretion, provided that this must occur no later than the day on which the Bank subsequently redeems or repurchases or pays a dividend on the 2009 preference stock or any class of capital stock. This occurred in February 2010 when the Bank issued the NPRFC Coupon Ordinary Stock in lieu of a cash dividend and could arise again if the Bank was precluded from paying dividends by virtue of the terms of a further "dividend stopper" provision, or by electing not to pay a dividend, or by not having adequate distributable reserves at the relevant dividend declaration date or not being able to demonstrate the same to the satisfaction of the relevant authorities. The most recent dividend on the 2009 Preference Stock was paid in cash in February 2011. As set out on page 200, if the Bank is precluded from paying, or elects not to pay in cash, any future annual dividend on the 2009 Preference Stock, this may result in the issue of further units of Ordinary Stock to the NPRFC which could result in the State holding a significantly larger stake in the Bank.

Through the NPRFC's stockholding in the Bank and the Minister's relationships with the Group, the Minister is in a position to exert significant influence over the Group and its business. As the holder of the 2009 Preference Stock the NPRFC has the right to directly appoint 25% of the Directors (such 25% to include any directors nominated by the Minister for Finance pursuant to the CIFS Guarantee Scheme).

The tabling of any resolution at a General Court of the Bank to alter the capital structure of the Group requires the prior approval in writing of the Minister for Finance. The 2009 Preference Stock also carries the right to "top-up" the NPRFC's total voting rights to 25% of the total voting rights in respect of the appointment or removal of Directors and Control Resolutions where the NPRFC's ordinary voting rights through its holding of Ordinary Stock (or other securities issued in future) fall below this level. These rights apply in full for so long as the NPRFC holds any units of 2009 Preference Stock and they are not reduced or increased in line with any reduction or increase in the number of units of 2009 Preference Stock held. Further details of the terms of the 2009 Preference Stock are set out in note 54 on pages F-151 to F-156.

Full details of the Group's capital raise are set out on page 196. Part of this capital Raise involves a Liability Management Exercise involving Eligible Debt Securities. If all of the holders of Eligible Debt Securities elect to exchange all of their existing securities for Allotment Instruments, assuming a conversion price at the minimum level of the indicated guidance range of €0.1130 to €0.1176 per unit of Ordinary Stock, during the Debt for Equity Offers and if all Qualifying Stockholders take up their Rights in full and the NPRFC does not elect to proceed with the State Placing, then the NPRFC will hold approximately 26.6% of the Enlarged Capital Stock, being the minimum NPRFC holding that could result under the 2011 Proposals. However, if none of the holders of the Eligible Debt Securities accept the Debt for Equity Offers (whether under the cash or Allotment Instrument exchange alternatives) and no Qualifying Stockholders take up their Rights and none of the New Ordinary Stock representing Rights not taken up is placed with placees, then, following the subscription by the NPRFC for the Residual Stock pursuant to its underwriting commitment in the 2011 Transaction Agreement, the NPRFC will hold up to 45,409,810,044 units of Ordinary Stock, representing approximately 93.1% of the Enlarged Capital Stock, being the maximum NPRFC holding that could result under the 2011 Proposals. If all of the holders of the Eligible Debt Securities accept the entire Allotment Instrument exchange option under the Debt for Equity Offers (assuming a conversion price of the minimum level of €0.1130 per unit of Ordinary Stock), but no Qualifying Stockholders take up their Rights and none of the New Ordinary Stock representing Rights not taken up is placed with placees, then, following the subscription by the NPRFC for the Residual Stock pursuant to its underwriting commitment in the 2011 Transaction Agreement, the NPRFC will hold up to 19,573,397,945 units of Ordinary Stock, representing approximately 63.0% of the Enlarged Capital Stock.

As a result, the Irish Government, through the NPRFC, which is currently in a position to exert a very significant level of influence over the Group's business, could be in a position to exercise an even greater level of influence under the terms of the 2011 Transaction Agreement (as a result of which the NPRFC will subscribe for the Residual Stock (i.e. the Ordinary Stock remaining after the Rump Placing) pursuant to its underwriting commitments). Pursuant to the State Placing, the Bank may issue Ordinary Stock to the Government on a non pre-emptive basis. It is envisaged that such issuance would reduce the size of the balance of the Rights Issue. Such an issuance could occur during the period of the Debt for Equity Offers depending on the course of ongoing discussions between the Bank, the Government and/or potential private investors. Even if the level of Government ownership does not increase following the 2011 Proposals, the Government may be a significant Stockholder and could use such stockholding (potentially in combination with the stockholdings of other investors) to exert a high level of influence over the Group's business and/or its capital structure. The Government could exercise its voting rights in a manner which is not aligned with the interests of the Group's other Stockholders.

In addition to the NPRFC's stockholding in the Bank, the Minister, subject to satisfying all requirements of the Stabilisation Act should it elect to petition the High Court to exercise its powers thereunder, would be in a position to exert significant influence over the Group and its businesses pursuant to the extensive powers contained in the Stabilisation Act. See the risk factor entitled, "The introduction of Credit Institutions (Stabilisation) Act 2010 and the exercise of the powers under that legislation could have a material adverse effect on the Group's results, financial condition and prospects, notwithstanding that the objectives of the exercise of such powers may be for preserving, restoring or stabilising the Group or the Irish financial system generally. In addition, the statutory duties imposed on Directors by the Stabilisation Act to have regard to, amongst other things, the interests of the State, could require the Directors to act in a manner which is not always aligned with the interests of Stockholders as a whole".

Further downgrades to the Irish sovereign credit ratings or outlook or the restructuring of, or inability to meet Irish sovereign liabilities could further impair the Group's access to funding, trigger additional collateral requirements and weaken its competitive position.

As at 16 June 2011, the last practicable date prior to the publication of this Document, the long-term (outlook)/short-term sovereign credit ratings for Ireland were BBB+ (Stable)/A-2 from Standard & Poor's, Baa3 (Negative)/P-3 from Moody's Investor Service, BBB+ (Rating Watch Negative)/F2 from Fitch Ratings, A (Negative Trend)/R-1(low) from DBRS and BBB+ (Negative)/(A-2) from Ratings and Investment Information Inc. These current ratings are the result of a number of ratings downgrades of the sovereign credit ratings since early 2009 which have seen the long-term (outlook) sovereign ratings for Ireland reduced from: AAA (CreditWatch Stable) from Standard & Poor's, Aaa (Stable) from Moody's Investor Services, AAA (Stable) from Fitch Ratings, AA (Stable) from DBRS (in July 2010 when DBRS commenced rating the sovereign credit rating for Ireland) and AAA (Stable) from Ratings and Investment Information Inc.*

*
Each of Standard & Poor's, Moody's Investor Service, Fitch Ratings, DBRS and Ratings and Investment Information Inc is established in the European Union and have each applied for registration under Regulation (EC) No. 1060/2009 although notification of the corresponding registration decision has not yet been provided by the relevant competent authority.

Further downgrades would be likely to further delay a return to normal market funding for the State. As the guarantor of certain liabilities of the Group under the ELG Scheme, further sovereign downgrades are also likely to impact adversely on the Group's credit rating (see the risk factor entitled "Further downgrades to the Group's credit ratings or credit outlook could impair the Group's access to funding, either by borrowing or through access to capital or deposits markets, trigger additional collateral requirements, further withdrawals of deposits and/or weaken its competitive position." for further information) and cost of funding for certain securities guaranteed under this scheme and could restrict refinancing of wholesale funding and also result in further withdrawals of deposits from the Group.

In addition, as a Participating Institution in NAMA, the Group has received Government guaranteed bonds and non-guaranteed subordinated bonds issued by NAMA as consideration for the transfer of assets to NAMA. In the normal course of business, the Group also has holdings in Irish Government bonds separate from those issued under NAMA. A downgrade or series of downgrades in the credit rating of the Government debt or the Government guaranteed bonds could adversely impact the extent to which the Group can use these bonds as collateral for the purposes of accessing the liquidity provision operations offered by Monetary Authorities or secured borrowing from wholesale markets; for example, if these bonds ceased to meet the eligibility criteria set by Monetary Authorities (see the risk factor entitled "The Group has a continuous need for liquidity to fund its business activities. It may suffer periods of market-wide and/or firm-specific liquidity constraints and is exposed to the risk that liquidity is not made available to it even if its underlying business remains strong"). On 31 March 2011, the ECB announced (the "ECB Announcement") the suspension of the minimum credit rating threshold in the collateral eligibility requirements for the purposes of the Eurozone's credit operations in marketable debt instruments issued or guaranteed by the Irish Government. The ECB stated that the suspension applies to all outstanding and new marketable debt instruments and it will be maintained until further notice.

In November 2010, €85 billion of funding was made available to the State pursuant to the EU/IMF Programme. In April 2011, the Minister for Finance confirmed that Ireland would "fully honour all its legal obligations to its creditors" (Source: Written Dáil Answers, 12 April 2011). However the Minister also stated on 31 March 2011, in the context of the recapitalisation of the banks, that "we will seek direct contributions to solving the capital issues of the banking system by looking for a further significant contributions from subordinated debt holders" (Source: Minister for Finance's Statement on Banking Matters on 31 March 2011). If, notwithstanding the availability of the funds under the EU/IMF Programme and other sources, Irish sovereign liabilities are restructured, or the State is otherwise unable to meet these liabilities, such an event would materially impair the Group's access to funding, trigger additional collateral requirements and weaken its competitive position.

As such (subject to the terms of the ECB Announcement and its continuance), further downgrades or series of downgrades in the sovereign rating of Ireland, or the restructuring of, or an inability to meet Irish sovereign liabilities, may have a systemic effect on the Irish banking sector, may have adverse effects for the Irish economy and may also affect the marketability of the State guaranteed bonds held by the Group and the Group's ability to use the bonds as collateral or sell them, or make it more difficult and/or more expensive for the Group to access private sources of capital and funding. These circumstances would negatively impact on the Group's ability to fund its operations and, in extreme circumstances, if the Group's ability to access the liquidity provision operations offered by Monetary Authorities were to be restricted, the Group may not be in a position to continue to operate without additional funding support, which it may be unable to access.

Further downgrades to the Group's credit ratings or credit outlook could impair the Group's access to funding, either by borrowing or through access to capital or deposits markets, trigger additional collateral requirements, further withdrawals of deposits and/or weaken its competitive position.

As at 16 June 2011, the last practicable date prior to publication of this Document, the long-term (outlook)/short-term (outlook) credit ratings for the Group were BB+ (Creditwatch negative)/B (Creditwatch negative) from Standard & Poor's, Ba2 (Deposit rating Ba1) (Negative)/N-P (Not Prime) (Deposit Rating N-P)(N/A) from Moody's Investor Service, BBB (Negative)/F2(N/A) from Fitch Ratings and BBB high (Negative)/R-2 high (Negative) from DBRS.* These current ratings are the result of a number of downgrades, the most recent of which having occurred in April 2011. Further downgrades in the credit ratings of the Group could have a negative impact on the volume and pricing of its funding and its financial position, further limit the Group's access to the capital and funding markets, trigger material collateral requirements or associated obligations in derivative contracts or other secured-funding arrangements, make ineligible or lower the liquidity value of pledged securities and weaken the Group's competitive position in certain markets. In addition, the availability of deposits is often dependent on credit ratings and further downgrades for the Group could lead to further withdrawals of corporate or retail deposits which could result in a deterioration in the Group's funding and liquidity position.

*
Each of Standard & Poor's, Moody's Investor Service, Fitch Ratings and DBRS is established in the European Union and have each applied for registration under Regulation (EC) No. 1060/2009 although notification of the corresponding registration decision has not yet been provided by the relevant competent authority

See the risk factors "The Group has a continuous need for liquidity to fund its business activities. It may suffer periods of market-wide and/or firm-specific liquidity constraints and is exposed to the risk that liquidity is not made available to it even if its underlying business remains strong" and "Further downgrades to the Irish sovereign credit ratings or outlook or the restructuring of, or inability to meet Irish sovereign liabilities could further impair the Group's access to funding, trigger additional collateral requirements and weaken its competitive position" for further information.

The Irish banking system is required to restructure and change significantly which could have a material adverse effect on the Group's results, financial condition and prospects.

The banking system in Ireland has been severely impacted by a range of Irish specific and international factors. Arising from these events, there have been a number of Government and market responses impacting or potentially impacting on the structure of the Irish banking sector and the Group including:

•
The Government has taken significant steps to support or recapitalise all domestic Irish banks and building societies and in doing so has taken significant equity positions in most domestic Irish banks and building societies, in some cases amounting to majority voting control or nationalisation. The Stabilisation Act provides extensive powers to recapitalise and restructure the Irish banking industry, further information on which is set out in the risk factor entitled "The introduction of Credit Institutions (Stabilisation) Act 2010 and the exercise of the powers under that legislation could have a material adverse effect on the Group's results, financial condition and prospects, notwithstanding that the objectives of the exercise of such powers may be for preserving, restoring or stabilising the Group or the Irish financial system generally. In addition, the statutory duties imposed on Directors by the Stabilisation Act to have regard to, amongst other things, the interests of the State, could require the Directors to act in a manner which is not always aligned with the interests of Stockholders as a whole". The EU/IMF Programme states that a fundamental downsizing and reorganisation of the banking system in Ireland is essential. As part of this process, the Central Bank has set loan to deposit ratios for each bank to be achieved by 2013 which is likely to lead to significant restructuring of the Irish banking system over the next few years and significant change to the Group's business as a result. The implementation of the deleveraging targets set by the Central Bank under the Financial Measures Programme could have a significant adverse impact on the Group's operations. Further information on the impact of the Financial Measures Programme on the Group's business is set out in the risk factor entitled "The implementation of the Financial Measures Programme issued pursuant to the State's commitments under the EU/IMF Programme will require deleveraging measures which could have an adverse impact on the Group's results, operations and financial condition". The Government, in its programme for government for national recovery 2011-2016 (the "Programme for Government"), confirmed its commitment to a smaller banking system and most recently, on 31 March 2011, the Minister announced radical restructuring of the domestic banking system including the reduction of the number of domestic banks to two "pillar banks" (one of which was identified as the Group). The most recent restructuring announcement envisages smaller banks which are more focussed on core operations, and these banks will be required to dispose of non-core operations, which amounts to a deleveraging requirement of approximately €30 billion of assets between December 2010 and December 2013 in the case of the Group. The Minister's announcement noted that new restructuring plans would be submitted to the European Commission under EU State aid rules.

•
On 24 May 2011, in discharge of its commitments under the EU/IMF Programme, the Government published the Resolution Bill. The Resolution Bill is intended to replace the provisions of the Stabilisation Act, upon the expiry of that Act, which is expected to cease to have effect from 31 December 2012. Pursuant to the provisions of the Resolution Bill as currently drafted, the Bank may become subject to a proposed transfer order of part or all of its assets and/or liabilities, a direction to prepare a recovery plan, the preparation of a resolution plan by the Central Bank in respect of the Bank's business, or the appointment of a special manager to the Bank by the High Court on application by the Central Bank. The Central Bank is also empowered to petition the High Court for the winding up of an institution, including the Bank, where such petition is in the public interest. Authorised credit institutions, including the Bank, will be required to make contributions to a resolution fund, administered by the Central Bank. This requirement is likely to impact the Bank's results and financial condition.

•
In addition to the Government led restructuring measures outlined above, there is the possibility that in the future, one or more foreign owned banks with stronger credit ratings than the Bank could acquire one or more of the Group's principal competitors in the Irish banking market. This could have an adverse impact on the Group's funding profile if a significant quantum of ratings sensitive depositors were to withdraw their deposits from the Group and deposit them with the competitor due to the new owner's stronger credit ratings, or if the competitor is in a position to lend to Group customers at lower rates than the Group due to access to lower costs of funding.

There is no guarantee that further restructuring measures, in addition to those set out above, will not be imposed by the Government and/or the EU Commission and the IMF in future. The foregoing restructuring measures have disrupted and continue to disrupt the Group's business. Any additional and/or accelerated deleveraging or other restructuring measures required to be taken in the banking sector could lead to further material adverse effects on the Group's business, results and financial condition.

The Group has a continuous need for liquidity to fund its business activities. It may suffer periods of market-wide and/or firm-specific liquidity constraints and is exposed to the risk that liquidity is not made available to it even if its underlying business remains strong.

Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments and deposit withdrawals, as they fall due. This risk is inherent in banking operations and the Group's liquidity may be impacted due to a reluctance of the Group's counterparties or the market to finance the Group's operations due to actual or perceived weaknesses in the Group's businesses. Such impacts can also arise from circumstances unrelated to the Group's businesses and outside its control, such as, but not limited to, sovereign credit ratings, disruptions in the financial markets, negative developments concerning other financial institutions, negative views about the financial services industry in general, disruptions in the markets for any specific class of assets, any burden sharing that may be imposed on senior bank bondholders in Ireland or major events or disasters of global significance. The risk can be heightened by an over-reliance on a particular source of funding (including, for example, short-term and overnight funding, securitisations and covered bonds).

From mid-2007, worldwide credit markets experienced a severe reduction in liquidity and in Term Wholesale Funding issuance. Despite government support for much of this time, the market measures of bank counterparty and sovereign risk have increased, significantly impacting banks and the State. Market perception of Irish sovereign risk deteriorated significantly between September and November 2010, with the yield on Government 10 year bonds rising to over 9% which curtailed the State's ability to borrow on international markets. In common with many other banking groups, the Group's access to traditional sources of liquidity has been restricted following the heightened concerns over bank counterparty risk. The availability of sources of liquidity on terms acceptable to the Group has been adversely impacted. The disruption in funding markets led to the introduction of a range of government guarantee and liquidity assistance schemes in a number of countries, including Ireland.

The heightened concerns regarding European sovereign debt experienced in May and June 2010 resulted in renewed instability in financial markets adversely impacting market sentiment, restricting access to wholesale funding markets for financial institutions across Europe and increasing the market cost of credit default protection. These concerns resurfaced during the third quarter of 2010 for peripheral European countries due to heightened concerns in international debt markets about the level of fiscal deficits in these countries and the potential impact of these deficits on their economies. These conditions were exacerbated by, amongst other things, downgrading of the Irish sovereign credit ratings and the downgrades of the senior credit ratings of Irish financial institutions, including the Group. Following the downgrades of the Irish sovereign credit ratings in August 2010 and the consequential downgrade of the Group, the Group has experienced a material deterioration in funding market conditions. As a result, the Group has experienced significant outflows of rating sensitive customer deposits in its capital markets business and a reduction in the average maturity profile of wholesale debt securities in issue and an increased reliance on secured borrowings primarily from Monetary Authorities. A significant further deterioration in the Group's access to the wholesale funding markets could adversely affect the Group by increasing its cost of funds and/or further increasing reliance on funding from the Monetary Authorities.

The Group qualifies for access to the liquidity operations offered by the Monetary Authorities for so long as it meets certain eligibility criteria relating to collateral which it can provide to the Monetary Authorities. As a result of the challenging funding markets, the Group has extended its usage of liquidity facilities provided by Monetary Authorities by means of both its pool of eligible collateral with the ECB and the additional liquidity facilities introduced by the Central Bank. If the quality of the Group's collateral materially deteriorates; if the quantity of the Group's available collateral were to significantly reduce; or if Monetary Authorities materially change eligibility criteria; the Group's ability to access Monetary Authorities' liquidity operations may become less flexible or restricted, which could adversely affect the Group. The quality of the Group's collateral may also be influenced by the sovereign rating of Ireland (see the risk factor entitled "Further downgrades to the Irish sovereign credit ratings or outlook or the restructuring of, or inability to meet Irish sovereign liabilities could further impair the Group's access to funding, trigger additional collateral requirements and weaken its competitive position" for further information).

The Central Bank prescribes regulatory liquidity ratios for Irish domestic financial institutions. Compliance with these ratios can be adversely impacted by a range of factors, including the term of borrowings, the split between unsecured and secured funding and the mix of liquidity facilities provided by Monetary Authorities. There were temporary breaches in January and April 2011 of liquidity requirements which were subsequently remediated. The Group has notified the Central Bank of the likelihood of a further liquidity breach in the month of June 2011. The actions agreed with the Central Bank to delever the balance sheet post the PLAR exercise are expected to reduce the Group's funding and liquidity risk and ensure ongoing compliance with regulatory liquidity ratios.

The Group relies on customer deposits to fund a considerable portion of its loan portfolio. A critical loss of customer confidence in the Group's business or in banking businesses generally could result in unexpectedly high levels of customer deposit withdrawals, which could have a material adverse effect on the Group's results, financial condition and liquidity prospects.

The Group's largest single source of funding is customer deposits, which represented approximately 42% of total Group funding at 31 December 2010. Customer deposits decreased by €19 billion from €84 billion at 30 June 2010 to €65 billion at 31 December 2010. The Group's loan to deposit ratio was 175% (excluding loans held for sale to NAMA) at 31 December 2010 and 143% at 30 June 2010. Medium-term growth in the Group's lending activities (consistent with applicable regulatory constraints) will depend, in part, on the availability of customer deposits on appropriate terms, for which there is vigorous competition. The Group has sought to increase its use of retail customer deposits given the challenges in accessing wholesale funding. Increases in the cost of customer deposits has affected and could continue to affect the Group's margins and profit, while a lack of availability of such deposit funding could materially affect the Group's future growth and funding.

A critical loss in confidence in the Group's banking businesses or in banking businesses generally, could significantly impact the amount of deposit withdrawals in a short period of time. Should the Group experience unusually high levels of such withdrawals, this may have a material adverse effect on the Group's results, financial condition and prospects.

The termination or non-renewal of, or changes to the operation of, or the participation by the Group in, the ELG Scheme or changes in the terms of the Group's participation in this scheme could have an adverse effect on the Group's results, financial condition and prospects.

The ELG Scheme facilitates participating institutions, including the Group, in issuing debt securities and taking deposits. The ELG Scheme was approved by the European Commission under EU State aid rules on 20 November 2009 and by the Houses of the Oireachtas (parliament of Ireland) on 3 December 2009 and commenced on 9 December 2009. The Bank became a participating institution in the ELG Scheme on 11 January 2010.

The ELG Scheme is currently approved by the European Commission until 31 December 2011 (bonds and deposits issued under the ELG Scheme before 31 December 2011 will be covered up to maturity, subject to a maximum maturity of five years). In advance of the 31 December 2011 expiry date, the ELG Scheme will be subject to a review by the European Commission. Arising from this review, the European Commission could require the amendment or cessation of the ELG Scheme.

The cancellation, non-renewal or material amendment of the ELG Scheme at any stage prior to, or on the scheduled expiry date of the Issuance Window on 31 December 2011 could introduce systemic weakness to the Irish banking sector and remove an important element of liquidity support for the sector as a whole. The cancellation or material amendment of the ELG Scheme, or the removal of the Group from the ELG Scheme could adversely affect the terms on which the Group would be able to access funding. In addition, any material uncertainty as to whether the ELG Scheme will be renewed (including due to the absence of an announcement of a decision regarding renewal until close to the expiry of the Issuance Window) could cause uncertainty in the market, lead to an increase in outflows of customer deposits and adversely affect the terms on which the Group would be able to access funding prior to the expiry of the Issuance Window. The Group's financial position may also be impacted by material changes to the cost of participating in the ELG Scheme, which may be changed at the discretion of the Minister for Finance and the European Commission.

The on-going costs, which could be subject to further increases, of participating in the ELG Scheme have adversely impacted the Group's net interest income and could adversely affect the Group's financial performance for the period of participation in the ELG Scheme.

The Group's businesses are subject to risks arising from general and sector specific economic conditions in Ireland which have had a material adverse effect on the Group's earnings, together with the effects of the Government's four year plan and the EU/IMF Programme, and are likely to continue to affect its results, financial condition and prospects. In addition, a failure to successfully implement the provisions of the EU/IMF Programme and achieve the fiscal targets within the timeframe envisaged could lead to a termination of the financial support needed under the EU/IMF Programme, which could have a material adverse effect on the Group.

As at 31 December 2010, 64% of the Group's total assets were located in Ireland and during the twelve month period ending 31 December 2010, approximately 63% of its total gross revenue was generated in Ireland. This concentration in Ireland will increase further as a result of the Deleveraging Plan. Prolonged continuation of poor, or worsening economic conditions, as detailed below, would likely have a material adverse impact on the financial condition of the Group's borrowers, which would in turn further increase the Group's non-performing loan ratios, impair the Group's loans and other financial assets and result in decreased demand for borrowing in general. In addition, as at 31 December 2010, the Group's holding of €3.8 billion of Government debt together with €5.1 billion of NAMA bonds guaranteed by the Government represented 5.3% of the Group's total asset portfolio, 120% of the Group's equity and 30% of the Group's liquid asset portfolio. Accordingly, the quality of the Group's assets, financial condition and results of operations are heavily dependent on macroeconomic and political conditions prevailing in Ireland.

Ireland is currently experiencing an extremely challenging recessionary environment and period of fiscal adjustment following a prolonged period of over-reliance on construction and property-related activity to fund Government expenditure and the generation of economic growth. Unemployment has increased with the unemployment rate standing at 14.8% in May 2011 (Source: CSO, Live Register, May 2011) and the consensus forecasts a rate of 14.2% by the end of 2011 (Source: Reuters Poll, 4 May 2011). The residential property market has suffered a very significant decline, with average national house prices in Ireland, as at March 2011, estimated to be 39.5% below their peak in September 2007 (Source: CSO Residential Property Price Index). Commercial property prices have fallen by 61% between the third quarter of 2007 and the first quarter of 2011 (Source: IPD Irish Commercial Property Index). Irish GDP has experienced a severe contraction and fell by 1.0% in 2010, after declining by 7.6% in 2009 and 3.5% in 2008 (Source: CSO, Q4 National Accounts 2010). The Government finances show a significant deficit with an estimated underlying general Government deficit of 12% of GDP in 2010 (Source: Department of Finance, Stability Programme Update, April 2011), following a deficit of 14.3% of GDP in 2009 (Source: Department of Finance, Maastricht Returns, March 2011). Between July 2008 and December 2010, the Government implemented significant fiscal adjustments amounting to €14.6 billion, equivalent to 9.5% of the estimated GDP for 2010, with a further adjustment of €6 billion to be implemented in 2011 through a combination of increased taxes and a reduction in Government spending (Source: Department of Finance, Budget 2011).

The low level of consumer and business confidence resulting from the economic crisis and ongoing sizeable difficulties with the Irish public finances, unemployment, decreases in assets values and declining business activity is likely to continue to have a significant effect on economic activity in Ireland. Increasing unemployment, coupled with declining consumer spending and business investment could result in the value of assets collateralising the Group's secured loans, including houses and other real estate, declining further which could result in the impairment of the value of the Group's loan assets or an increase in the level of non-performing loans which may have a material adverse effect on the Group's results, financial condition and prospects.

The heightened concerns relating to the Irish public finances have affected the liquidity and profitability of the financial system in Ireland and have resulted in:

•
Lower market values resulting in higher yields for Government debt;

•
Limited liquidity to the Irish banking system and a consequential increase in the reliance by Irish financial institutions on the liquidity provision operations offered by Monetary Authorities; and

•
Increased competition between banks to attract customer deposits, resulting in an increased cost of customer deposits.

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

In late November 2010, the then Government agreed to the EU/IMF Programme, jointly supported by (i) Member States of the European Union, (ii) bilateral loans from the UK, Sweden and Denmark and (iii) the IMF. As part of the EU/IMF Programme the Government committed to a four year (2011-2014) €15 billion fiscal adjustment (including €6 billion in 2011) which comprises public expenditure reductions and tax increases to cut the budget deficit to below 3% by 2014. The new Government, which took office on 9 March 2011, has (with the agreement of the EU/IMF) extended the deadline to reach the target to 2015. The planned fiscal adjustment is expected to have a dampening effect on household incomes and consumer spending. As a result, the Government expects consumer spending to fall by 1.8% in real terms in 2011 (after a fall of 1.2% in 2010) and to remain flat in 2012 (Source: Department of Finance, Stability Programme Update, April 2011). The negative impact on consumer spending of the 2011 budget measures (including an increase in income taxes and a reduction in social welfare payments amounting to almost €2 billion) and contractions in numbers employed could result in lower than expected GDP growth (the Government currently expects the economy to grow by 0.8% in 2011 and by 2.5% in 2012 (Source: Department of Finance, Stability Programme Update, April 2011)), with negative implications for economic activity, unemployment and the public finances. The behaviour of the Group's customers have been affected and, by extension, the demand for, and supply of, the Group's products and services, will affect the Group's financial condition and results.

Ireland's general Government debt, which includes the cost of the State support to the banking sector, is projected to rise to a peak of 118% of GDP in 2013, from 96% in 2010, before falling back to 111% of GDP in 2015. (Source: Department of Finance, Stability Programme Update, April 2011). The March 2011 PCAR/PLAR review, part of the EU/IMF Programme, was completed in March 2011 and concluded that €24 billion in additional recapitalisation is required by the banking sector. The Government has assumed that additional borrowing of €10 billion will be required to meet the cost of the recapitalistion and this has been incorporated into the projections for the general Government debt (Source: Department of Finance, Stability Programme Update, April 2011). Any increase in this figure will have negative consequences for the ratio of general Government debt to GDP. The implementation of fiscal measures to decrease public spending and increase revenues in order to meet the Government's obligations under the EU/IMF Programme, or any revision of the EU/IMF Programme, are expected to have a further dampening effect on household income, with consequent adverse effects on the Group's financial condition and results.

The EU/IMF Programme also contains structural measures and policy guidelines designed to boost Ireland's competitiveness and improve its growth rate in the medium term to enable the servicing and repayment of the Government debts. Specifically, the EU/IMF Programme includes:

•
Fiscal consolidation and structural fiscal reforms to achieve a sustainable fiscal position;

•
Financial sector reforms including recapitalisation, reorganisation and deleveraging to achieve a robust, smaller and better capitalised banking system that will effectively serve the needs of the economy; and

•
Structural reforms to underpin economic stability and enhance growth and job creation.

Further market turmoil and worsening macro-economic conditions in Ireland may result in a failure to successfully implement the provisions of the EU/IMF Programme which could lead to a termination of the financial support provided under the EU/IMF Programme.

In addition to the impact on the Group of its dependence on the performance of the Irish economy, the occurrence of any of these circumstances would be likely to result in further downgrades to the Irish sovereign debt ratings, which could have a material adverse effect on the Group (see the risk factor "Further downgrades to the Irish sovereign credit ratings or outlook or the restructuring of, or inability to meet Irish sovereign liabilities could further impair the Group's access to funding, trigger additional collateral requirements and weaken its competitive position").

In addition to Ireland, the Group's businesses are subject to inherent risks arising from general and sector specific economic conditions in other countries to which the Group has an exposure, particularly in the United Kingdom. Adverse developments in general economic conditions and in the global financial markets have already materially adversely affected the Group's earnings and may continue to materially affect its results, financial condition and prospects.

The global financial system began to experience difficulties in mid-2007. This resulted in severe dislocation of financial markets around the world, significant declines in the values of nearly all asset classes and unprecedented levels of illiquidity in capital markets. Uncertainty continues to surround the pace and scale of global economic recovery and conditions could deteriorate as fiscal and monetary supports are withdrawn.

The financial crisis and the global recession have had a negative impact on general and sector specific conditions in other jurisdictions outside Ireland in which the Group operates, including the United Kingdom and the United States. As has occurred in Ireland, this has resulted in a decline in demand for business products and services, weak business and consumer confidence, lower personal expenditure and consumption, increases in the debt service burden of consumers and businesses and limitations on the general availability of credit. These factors have significantly affected, and may continue to affect, the Group's customers and, as a consequence, the demand for, and supply of, the Group's products and services and in turn the Group's results, financial condition and prospects. In addition, higher unemployment, reduced corporate profitability and increased corporate and personal insolvency rates in other jurisdictions outside Ireland, may reduce borrowers' ability to repay loans.

Specifically in relation to the United Kingdom, GDP grew by 1.3% in 2010, (Source: Office for National Statistics, Fourth Quarter Final Estimate Statistical Bulletin) after declining by 4.9% in 2009 (Source: Office for National Statistics, Output, Income and Expenditure, Fourth Quarter 2009). The latest data shows that the economy expanded by 0.5% in the first quarter of 2011 (Source: ONS, Preliminary GDP, First Quarter 2011). The consensus view is that the UK economy will grow by 1.5% in 2011 and 2.2% in 2012 (Source: Reuters Consensus Forecast, May 2011). In spite of the UK economy's improvement during 2010, the impact of austerity measures introduced in the UK national budget in March 2011 may dampen the economic recovery leading to an increase in the unemployment rate. Unemployment in the United Kingdom stood at 7.7% at the end of March 2011 (Source: Office for National Statistics) and the consensus forecast is for an 8.1% unemployment rate in 2011 and 2012 (Source: Reuters April 2011).

UK property sectors have recovered somewhat over the past two years. At April 2011, residential house prices had increased by 12% from the trough in February 2009 while commercial property capital values rose by 21% from their trough in the second quarter of 2009 to the end of the first quarter of 2011 (residential house prices fell 20.6% and the commercial property market experienced a 42% fall in capital values from their peak to trough cycle (from the second quarter of 2007 to the second quarter of 2009)). (Source: Nationwide Index, IPD Commercial Property Index). Significant uncertainty remains around the pace and scale of recovery as residential property prices have softened since the middle of 2010. A reduction in the value of residential and commercial property has reduced and in the future may reduce the value of collateral on many of the Group's loans.

The precise nature of all the risks and uncertainties the Group faces as a result of the global economic outlook is difficult to predict, in view of uncertainty regarding the scale and pace of economic recovery and the fact that many of these risks are outside the Group's control.

Accordingly, the Group may experience further reductions in business activity, increased funding costs, decreased asset values, additional write-downs and impairment charges with consequent adverse effects on its profitability and financial condition. Moreover, the worsening of the global economic environment could impact on one or more countries that are significant to the Group's business and could further materially adversely affect the Group's results, financial condition and prospects.

The Group operates in competitive markets (subject to some price regulation) that are subject to significant change and uncertainty, which could have a material adverse effect on its results, financial condition and prospects.

The Group is subject to significant competition in the markets in which it operates and some of its competitors are larger, have better credit ratings and have greater financial resources than the Group. The markets for financial services within which the Group operates are highly competitive. It is anticipated that such competition may intensify in response to regulatory actions, competitor behaviour, consumer demand, technological changes, the impact of consolidation, new market entrants (whether by acquisition of an existing institution or otherwise) and other factors. In the event that financial markets remain unstable, competitor and market consolidation may accelerate.

In particular, competitive pricing pressures may limit the Group's ability to normalise its deposit rates and increase rates on customer loans, which would prevent the Group restoring its net interest margin to target levels which is a key driver of future profitability. In addition, the Group could encounter difficulties in increasing interest rates to borrowers, due to the reputational impact such increases could have on the Group in the Irish market and the political and/or legislative consequences that such an impact could have for the Group. Any of these events could have an adverse impact on net interest margins and consequently on the results and financial condition of the Group.

Intervention by Monetary Authorities in the banking sector may impact the competitive position of the Group relative to its international competitors who may be subject to intervention of a different quantum and nature, potentially putting the Group at a competitive disadvantage in certain markets. Competition may increase in some or all of the Group's principal markets and may have an adverse effect on its results, financial condition and prospects.

The Group's participation in the ELG Scheme, the NPRFC Investment, the NAMA Scheme, the CIFS Guarantee Scheme and the Transaction Agreements (2011 and 2010) entered into with the Government could require the Group to implement operational policies that could materially adversely affect the Group's results, financial condition and prospects.

The terms and conditions of the ELG Scheme, the NPRFC Investment, the NAMA Scheme, the CIFS Guarantee Scheme, the 2010 Transaction Agreement and the 2011 Transaction Agreement with the Government in connection with the 2010 Capital Raising place restrictions on, and require the Group to submit to a material level of governmental oversight and regulation in relation to the operation of the Group's businesses.

Under the ELG Scheme, the Minister for Finance may impose restrictions on the expansion of capital and lending activity of the Group as a covered institution, the declaration and payment of dividends and the implementation of buy-backs or share redemptions. No covered institution, including the Group, may acquire shares in any other credit institution or financial institution, establish subsidiaries or enter into or acquire new business(es) where such activities would increase the liability of the covered institution under the ELG Scheme. In addition, the NTMA may issue directions to covered institutions to comply with some or all of the provisions of conduct, transparency and reporting requirements applicable to covered institutions under the ELG Scheme and the Group is required to comply with any directions issued by the NTMA pursuant to the CIFS Guarantee Scheme, which survive its expiry.

In connection with the NPRFC Investment and pursuant to the terms of the Subscription Agreement, the Bank provided warranties in respect of certain matters relating to the financial position and commercial activities of the Group and is required to consult with the Minister for Finance in respect of matters reasonably expected to have a public interest dimension. The Group must also use all reasonable efforts to comply with the customer package set out in Appendix I to the announcement issued by the Department of Finance on 11 February 2009, which includes, among other things, increasing lending capacity to SMEs and providing additional mortgage lending capacity for first time buyers, compliance with the Code of Conduct for Business Lending to Small and Medium Enterprises and compliance with the Code of Conduct for Mortgage Arrears.

Under the 2010 Transaction Agreement entered into with the Government in connection with the 2010 Capital Raising, the Group has committed to promote the availability of credit and the development of the Irish economy, including the commitment to use all reasonable efforts to meet a lending target of €3 billion per annum for new or increased credit facilities to SMEs in Ireland in each of the twelve month periods starting on 1 April 2010 and 1 April 2011.

It is a condition of the 2011 Transaction Agreement that by 31 July 2011 the Bank will give a number of commitments to the Minister for Finance in respect of its lending, corporate governance, preference dividend payment and remuneration practices to be set out in a letter from the Minister to the Bank (the "Minister's Letter").

Under the terms of the Credit Review Guidelines, issued pursuant to the NAMA Act, Participating Institutions' decisions to refuse credit facilities to SMEs, sole traders and farming enterprises for sums of between €1,000 and €250,000 are subject to review, if requested by the applicant, by the credit reviewer on the grounds of the viability and repayment capacity of the applicant. While the Credit Reviewer does not have the power to override the lending decision of the Participating Institution, if a Participating Institution does not comply with a recommendation of the Credit Reviewer, it is required to provide an explanation for this refusal.

The implementation of some or all of these measures could require the Group to implement policies that it might not otherwise implement on purely commercial grounds. In particular, implementing these policies could result in a concentration of lending by the Group to SMEs in Ireland. As such, these measures could have a material adverse effect on the Group's results, financial condition and prospects.

The continued participation of the Group in the ELG Scheme after December 2012 would result in additional fees being paid to the Government in respect of such participation for so long as such participation continues and, as a result, the Group may not meet its strategic and financial targets.

The Group paid an amount of €105 million to the Government for fees due under the CIFS Guarantee Scheme for the period from 1 April 2009 to 31 December 2009. For the period from 1 January 2010 to 31 December 2010, the Group paid an amount of €68 million in respect of the CIFS Guarantee Scheme and €275 million in respect of the ELG Scheme. The Group will continue to incur expenses in respect of the payment of fees to Government for so long as its participation in the State Guarantee Schemes continues. If the Group does not disengage from participation in the State Guarantee Schemes by the end of December 2012, the Group will continue to incur such fees and as a result the Group's financial performance is likely to be weaker than anticipated.

Concerns regarding the stability of the Eurozone could have material adverse consequences for the Group.

Since the commencement of the credit crisis, sovereign debt as a percentage of GDP has risen, particularly in peripheral Eurozone countries, including Ireland. This has resulted in widening of yields, constrained liquidity and reduced appetite for sovereign debt due to heightened concerns on the ability of sovereign nations to meet future financial obligations. As a result of these concerns, the European Financial Stability Facility (EFSF) and the European Financial Stability Mechanism (EFSM) were created by the European Commission, in order to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism (ESM), which will be activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries after June 2013.

Despite the establishment of the EFSF, the EFSM and the announcement of the ESM in order to provide funding to Eurozone countries in financial difficulty, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations. This has resulted in concerns regarding the overall stability of the Eurozone and the suitability of a single currency to appropriately deal with specific circumstances in individual Member States. If such concerns were to be realised, this could lead to the re-introduction of individual currencies in all or some Member States, which would result in the redenomination of the Group's euro issued assets and liabilities to the currency of the state in which they were issued, which could result in a mismatch in the values of assets and liabilities.

Continued concerns regarding the stability of the Eurozone could materially adversely affect the Group by increasing its costs of funding, reducing its access to the wholesale funding markets and/or increasing its reliance on funding from Monetary Authorities, thereby adversely impacting on the Group's ability to fund its operations, which could materially adversely affect the Group's results, financial condition and prospects.

Deterioration in the credit quality of the Group's borrowers and counterparties, as well as increased difficulties in relation to the recoverability of loans and other amounts due from such borrowers and counterparties, have resulted in significant increases, and could result in further significant increases, in the Group's impaired loans and impairment charges.

Credit risk is the risk that a borrower or counterparty will be unable or unwilling to meet a commitment that it has entered into or that any pledged collateral does not fully cover the lender's claims. Risks arising from changes in credit quality and the recoverability of both secured and unsecured loans and amounts due from counterparties are inherent in a wide range of the Group's businesses. The consensus expectation is that the recovery in the Irish economy will be relatively subdued. Adverse changes in the credit quality or behaviour of the Group's borrowers, counterparties and their guarantors, including sovereign counterparties, or adverse changes arising from a general deterioration in global economic conditions or systemic risks in the financial system, have reduced, and are expected to continue to reduce, the recoverability and value of the Group's assets. A slowdown in economic activity, high levels of unemployment, lower disposable income, poor consumer sentiment, business insolvencies, falling asset values, low levels of transactions and illiquidity in property markets have caused a significant increase in, and could cause further significant increases in, impaired loans and impairment charges.

The Group's primary markets are Ireland and the United Kingdom. At 31 December 2010, 45% of the Group's loans and advances to customers (excluding loans held for sale to NAMA and before impairment provisions) were in Ireland, 46% were in the United Kingdom and 9% were in other jurisdictions (Source: Unaudited internal management information). Exposures originated and managed in Ireland and the United Kingdom represent a material concentration of credit risk. The Group has exposures to residential mortgages and to a range of corporate customers in different sectors, in particular exposures to investors in commercial property and residential property (see further details below under the risk factor "The Group is exposed to declining property values and a deterioration in the performance of the residential and commercial property markets, particularly in Ireland and the United Kingdom"). Residential property prices continue to be under pressure in Ireland with some weakness re-emerging in the UK market. Interest rates may rise in the Group's main markets, which may lead to, amongst other things, further declines in values of collateral and investments, increasing unemployment, weakening consumer and corporate spending, declining corporate profitability, declining equity markets and bond markets and an increase in corporate insolvencies. Many borrowers in Ireland and the United Kingdom borrow on short-term fixed or discounted floating rates and when such rates expire the continued reduced supply and stricter terms of lending, together with the potential for higher borrowing rates has led, and may continue to lead, to higher loan default rates.

The Group has also been exposed to increased counterparty risk as a result of financial institution and corporate failures and nationalisations, and will continue to be exposed to the risk of loss if counterparty financial institutions or other corporate borrowers fail or are otherwise unable to meet their obligations.

Increased volatility in financial markets has resulted in, and may continue to result in, reduced asset valuations which could further adversely affect the Group's results, financial condition and prospects.

Significant declines in perceived or actual asset values have resulted from previous market events. Increased volatility and further dislocation affecting certain financial markets and asset classes could further impact the Group's results, financial condition and prospects. In the future, these factors could have an impact on the mark-to-market valuations of assets in the Group's available for sale ("AFS"), trading portfolios and assets and liabilities designated at fair value through the profit and loss account. In addition, any further deterioration in the performance of the assets in the Group's AFS portfolio could lead to additional impairment losses. The AFS portfolio accounted for 9% of total Group assets as at 31 December 2010.

The Group is exposed to declining property values and a deterioration in the performance of the residential and commercial property markets, particularly in Ireland and the United Kingdom.

At 31 December 2010, total loans and advances to customers (excluding assets held for sale to NAMA and before impairment provisions) were approximately €119 billion and included €60 billion of residential mortgages (of which €28 billion were in Ireland and €32 billion in the United Kingdom) and €24 billion of property and construction lending (of which €9 billion was in Ireland, €13 billion in the United Kingdom and €2 billion in the rest of the world). In respect of the Group's property and construction lending, approximately €20 billion was investment property lending with the remainder being exposure to landbank and development lending.

Declines in residential and commercial property prices have led to a significant contraction in the construction sector in Ireland, including withdrawal by, or insolvency of, a number of construction firms and a slowdown in the construction sector in the United Kingdom. Economic and other factors, including general deterioration in the economy and dislocation of the financial system, may lead to further contraction in the residential mortgage and commercial property lending market and further decreases in residential and commercial property prices.

The Group has a material exposure to residential mortgages representing 51% or €60 billion of the Group's total loans and advances to customers (excluding loans held for sale to NAMA and before impairment provisions) at 31 December 2010. Buy-to-let mortgages in Ireland and the United Kingdom represent approximately 32% of outstanding mortgages provided by the Group (38% of which are in Ireland and 62% in the United Kingdom) at 31 December 2010. The ongoing economic slowdown in Ireland, lower levels of employment, reduced disposable income and falling home prices have and may continue to adversely impact the level of residential mortgage arrears, which increased significantly in 2010. An excess supply of rental property or falls in rental demand could impact buy-to-let borrowers' income and ability to service the loans. Borrowers for residential buy-to-let properties may also have increased difficulties in servicing loans as a result of lower rental demand because capital growth will not be available to borrowers to offset any income losses. United Kingdom self-certified mortgages represent 8% of the total mortgage book of the Group as at 31 December 2010. The information submitted by borrowers in respect of these self-certified loans may have been incomplete or inaccurate and, as such, the Group may have incorrectly assessed the credit quality, willingness or ability of borrowers to repay these loans, which could result in higher than anticipated rates of arrears. Income verification on these self-certified loans depends on disclosures by borrowers of their income and may be subject to higher rates of arrears as a result of income expectations which are no longer achievable, reflecting the economic downturn which, when combined with reduced property values, may result in higher loan loss levels than for other mortgage types. These effects could be exacerbated if there is an increase in the rates of interest that are payable by borrowers generally.

The Group has exposure to a range of corporate customers in different sectors in Ireland, the United Kingdom and the rest of the world, in particular, exposures to investors in the commercial and residential property sectors. Interest rates could rise from the current low levels in the Group's main markets which may lead to, amongst other things, further declines in values of collateral and investments, increasing unemployment, weakening consumer and corporate spending, declining corporate profitability and an increase in corporate insolvencies. In the commercial property sector, a proposal to bring forward legislation to end upward only rent reviews for existing leases in Ireland, if introduced, may also lead to further declines in values of collateral and investments. These developments could materially adversely impact the Group's ability to recover the loans and interest in respect of these commercial property and residential lending portfolios or lead to significant write-downs of the value of these loans.

Investors in commercial and residential property, particularly in Ireland, are facing especially challenging market conditions. As discussed in the risk factor "The Group's businesses are subject to risks arising from general and sector specific economic conditions in Ireland which have had a material adverse effect on the Group's earnings, together with the effects of the Government's four year plan and the EU/IMF Programme, and are likely to continue to affect its results, financial condition and prospects. In addition, a failure to successfully implement the provisions of the EU/IMF Programme and achieve the fiscal targets within the timeframe envisaged could lead to a termination of the financial support needed under the EU/IMF Programme, which could have a material adverse effect on the Group." the property market has suffered a very significant decline. If the current economic downturn in Ireland continues, with further falls in property prices or increases in unemployment, the Group's commercial property and residential mortgage lending portfolios may be exposed to further substantial increases in impairment charges, which could materially affect the Group's results, financial condition and prospects. The effects of declining property values and any increases to interest rates payable by borrowers in the wider economy may also contribute to higher default rates and impairment losses on non-property commercial and consumer loans, which could materially adversely affect the Group's results, financial condition and prospects.

Market risks, including interest rate risk, foreign exchange risk, bond and equity price risk and other market risks, could materially adversely affect the Group's results, financial condition and prospects.

Market risk is the potential adverse change in the Group's earnings or the value of its net assets arising principally from movements in, and increased volatility of, interest rates, exchange rates, bond and equity prices and other market prices. The Group's average one day interest rate trading book value at risk ("VAR") in the 12 months ended 31 December 2010 was €1.2 million. The major part of the Group's proprietary risk is interest rate risk in the euro, Sterling and US dollar markets. Changes in interest rate or bond price levels in these or other markets where the Group holds proprietary risk positions may impact the value of assets, the value of liabilities or the margin received by the Group.

The Group is exposed to structural interest rate and structural foreign exchange risk. Structural interest rate risk arises from the existence of non-interest bearing assets and liabilities on the Group's balance sheet. These consist mainly of non-interest bearing current accounts plus equity less fixed assets. Due to this structural risk exposure, changes in interest rates and the volatility of such changes may affect the net assets and earnings reported by the Group. Structural foreign exchange risk is defined as an entity's non-trading net asset position in an entity's non-domestic currencies. Structural foreign exchange risk arises primarily from the Group's net investment in its subsidiaries which report in Sterling. At 31 December 2010, the Group's Sterling net assets accounted for 46% of the Group's total net assets. Changes in foreign exchange rates affect the euro value of assets and liabilities denominated in other currencies. Such changes and the degree of volatility of such changes may affect the net assets and earnings reported by the Group. For example, if a 10% appreciation of the euro against Sterling and the US Dollar had occurred on 31 December 2010, it would have resulted in a reduction in reserves of €403 million.

The Group is also exposed to the effect of changes in exchange rates on the translation value of its non-euro earnings, particularly its Sterling and US Dollar earnings. Substantial changes in interest or foreign exchange rates could have a material adverse effect on the Group's results, financial condition and prospects.

While the Group has no significant direct exposure to equity markets (as it does not hold proprietary equity investment or trading portfolios), it is indirectly exposed to equity markets through its custody, fund administration, private banking and life assurance businesses and its pension funds. In these business areas, equity investment is held on behalf of, or backs liabilities to, customers of the Group; however, revenue from these business areas is dependent on, amongst other things, the market value of such equity investments. Changes in equity prices and the degree of volatility with respect thereto may affect the net assets and earnings reported by the Group.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

The Group measures certain of its financial instruments at fair value in the balance sheet. These include trading securities, other financial assets and liabilities at fair value through profit or loss, all derivatives and AFS financial assets, NAMA subordinated bonds and NAMA senior bonds (on initial recognition only). The fair values of financial instruments are determined by reference to observable market prices where available and an active market exists. Where an active market does not exist for the instrument in question, fair values are determined using valuation techniques including discounted cash flow models which, to the extent possible, use observable market inputs (including, in the case of NAMA senior bonds, on initial recognition only and NAMA subordinated bonds). Valuations in the repo market are also considered where these are observable, independently priced and viewed to be reflective of fair value. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to changes in financial market conditions. In such circumstances, the Group's internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value.

In common with other financial institutions, those assumptions, judgements and estimates often relate to matters that are inherently uncertain, such as expected cash flows, the ability of counterparties and borrowers to meet their contractual payments, and the Group's own credit spreads.

Such assumptions, judgements and estimates may need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments could have an adverse effect on the Group's earnings and financial condition. Market volatility and illiquidity has challenged the factual bases of certain underlying assumptions and has made it difficult to value certain of the Group's financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in changes in the fair values of these instruments, which could have an adverse effect on the Group's results, financial condition and prospects.

The State Guarantee Schemes, the NPRFC Investment and the transfer of bank assets by the Group to NAMA under the NAMA Act, were found by the European Commission to involve the provision of EU State aid to the Group and resulted in a European Commission final decision dated 15 July 2010 approving State aid received by the Group, on the basis of the Approved 2010 EU Restructuring Plan submitted to the European Commission, which is subject to a variety of risks. While the European Commission approved the extension of the ELG Scheme to 31 December 2011, the 2011 Proposals are currently subject to a review by the European Commission under EU State aid rules, the outcome of which is uncertain and may involve the prohibition of some or all elements of the State aid provided to the Group by the State, the requirement for the Group to repay the State aid, or the imposition of conditions on the Group that may be materially adverse to its interests.

On 15 July 2010, the European Commission approved the State aid received by the Group under EU State aid rules on the basis of the Group's EU Restructuring Plan submitted on 30 September 2009 and updated on 26 May 2010. Having assessed the Group's Approved 2010 EU Restructuring Plan, the European Commission approved the aid measures relating to the Group as restructuring aid as they were compatible with the internal market pursuant to Article 107(3)(b) of the Treaty on the Functioning of the European Union (TFEU), provided that the State and the Group adhere to the commitments set out in the European Commission's approval decision dated 15 July 2010.

In accordance with the March 2011 PCAR/PLAR procedures, the Group submitted a Deleveraging Plan to the Central Bank, which reflected the measures set out in the EU/IMF Programme, i.e. downsizing and reorganising the banking system to reach a loan to deposit ratio of 122.5%, by 31 December 2013, raising capital standards and reducing risk and increasing shock absorption capacity, together with systemic issues, higher discounts on the loans transferred to NAMA and certain conservative assumptions as provided by the Central Bank. On 31 March 2011, the Central Bank published a report entitled "The Financial Measures Programme: 31 March 2011" which included the March 2011 PCAR/PLAR results. The report states that the Group will implement the Deleveraging Plan agreed with the Central Bank, by the strategic separation of assets into "core" and "non-core" divisions, and a gradual run-off and targeted asset disposal of the non-core assets, thereby avoiding a sale of assets in a rapid manner that would result in a lower price being obtained compared to a more orderly sale process. The Group's non-core division consists largely of international loan assets, primarily in the UK, the US and Europe, together with certain businesses already committed for divestment under the Approved 2010 EU Restructuring Plan, including New Ireland Assurance Plc.

On 31 March 2011, the Minister for Finance, in his Statement on Banking Matters, stated that the State will be submitting new restructuring plans for the banks to the European Commission for approval under EU State aid rules in respect of the implications of the changes necessary for the future banking landscape in Ireland. As part of the European Commission State aid review, a Revised 2011 EU Restructuring Plan was prepared by the Group and submitted by the Department of Finance to the European Commission on 29 April 2011. The Revised 2011 EU Restructuring Plan is subject to the European Commission's approval. The Group expects the decision regarding the approval of the Revised 2011 EU Restructuring Plan will be taken by the European Commission by the end of 2011 at the latest. However, it cannot be precluded that the decision will be adopted at a later date. Therefore, at this stage, there can be no certainty as to the outcome of the State aid proceedings.

The Group could be subject to risks as a result of implementing the Revised 2011 EU Restructuring Plan. There is no assurance that the price that the Group receives for any asset sold pursuant to the Revised 2011 EU Restructuring Plan will be at a level the Group considers acceptable or which it could obtain in circumstances in which the Group was not required to sell such assets in order to implement the Revised 2011 EU Restructuring Plan or if such sale were not subject to the restrictions contained in the terms thereof. Should the Group fail to complete any divestments, agreed under the Approved 2010 EU Restructuring Plan within the relevant time periods a divestiture trustee(s) could be appointed by the European Commission to conduct the sale, with a mandate to complete the disposal with no minimum price (including at a negative price). In respect of the incremental divestments in the Revised 2011 EU Restructuring Plan, the divestiture trustee(s) could have a mandate to complete the disposal at discounts no greater than those agreed with the Central Bank under the PCAR/PLAR procedures or the European Commission. If by a certain time, the Group has failed to implement its commitment to run-off its non core portfolio to a certain level under the Revised 2011 EU Restructuring Plan, the Group will be required to ensure that within a certain period, on a consolidated basis, it meets its loan to deposit ratio as prescribed by the Central Bank.

In implementing the Revised 2011 EU Restructuring Plan, the Group will lose existing customers, deposits and other assets through the sale of businesses and may potentially suffer damage to the rest of the Group's business arising from implementing the Revised 2011 EU Restructuring Plan regarding the divestment and deleveraging measures. The Group's potential for realising additional associated revenues and margins that it might otherwise have achieved in the absence of such disposals and deleveraging, may also be hindered. Such implementation may also result in disruption to the retained business, which may adversely impact its customers and could result in separation costs which could potentially be substantial.

The Group will also be subject to other risks as a result of implementing the Revised 2011 EU Restructuring Plan. The implementation by the Group of the behavioural measures agreed with the Group by the European Commission as part of the approval of the Revised 2011 EU Restructuring Plan may lead to the emergence of new competitors and stronger current competitors in the market which could have a material adverse impact on the performance of the Group. In implementing the behavioural measures, the Group is required to provide access to its customers for the benefit of new and current competitors. This, and other potential consequences of implementing the behavioural measures, will mean that the Group could lose some existing customers (including their deposits) and, through damage to the Group's business arising from implementing such measures, impact on the potential for the Group to gain customers and realise additional associated revenues and margins that it otherwise might have achieved in the absence of such behavioural measures. Such implementation may also result in disruption to the Group's business, which may adversely impact its customers and could result in operational costs which could potentially be substantial.

If the Group fails to comply with commitments contained in the Revised 2011 EU Restructuring Plan or if the Group materially deviates from the Revised 2011 EU Restructuring Plan or needs additional State aid not foreseen in the Commission's decision approving the Revised 2011 EU Restructuring Plan, the Commission may reopen the State aid control procedure and/or open a new procedure and reassess the aid measures in their entirety. This may result in an adverse outcome for the Group such as the imposition of additional divestiture obligations or behavioural restrictions going beyond the ones contained in the Revised 2011 EU Restructuring Plan.

A Monitoring Trustee was approved by the European Commission on 25 October 2010 with respect to the Group's adherence to the commitments under the Approved 2010 EU Restructuring Plan. The actions of the Monitoring Trustee (and any divestment trustee(s)) could further adversely impact on the Group and its performance by requiring the Group to act in a manner which is not always aligned with the interests of

Stockholders and which could lead to disruption in the Group's operations, financial condition and prospects.

The Group could be subject to risks as a result of the implementation of the State Measures. Following agreement from the Department of Finance, on 8 October 2010, the Irish Bankers' Federation shared the details of these commitments with its member institutions, noting that they were fully agreed between the State and the European Commission. The implementation of these State Measures may lead, for example, to the emergence of new competitors and stronger current competitors in the Irish market, which could have a material adverse affect on the performance of the Group. These, together with corporate governance restrictions which may result from the Central Bank's recommendations for the reform of the boards of credit institutions as set out in the consultation paper CP41 issued on 22 March 2011 and other potential consequences of the implementation of the State Measures, will mean that the Group could lose existing business and potentially adversely affect the Group's business, as well as adversely affect the potential for the Group to gain customers and realise additional associated revenues and margins that it otherwise might have achieved in the absence of such State Measures. In addition, further more onerous measures may be required of the State by the European Commission.

The effect of implementing the Revised 2011 EU Restructuring Plan and the State Measures may be the emergence of one or more new competitors and/or a material strengthening of one or more of the Group's existing competitors in the Irish banking market. There can be no assurance that the Group will be able to continue to compete as effectively (whether against existing or new or strengthened competitors) and maintain or improve its revenues and margins in the resulting competitive environment, which could adversely affect the Group's results, operations and financial condition and its business generally.

In addition to the measures mentioned above, the Government Transaction could be deemed to involve the provision by the State of additional State aid within the meaning of Article 107 TFEU. Any State aid arising in relation to the Government Transaction requires approval from the European Commission under EU State aid rules before the Government Transaction becomes legally valid and the Rights Issue can proceed. Only Member States may notify the European Commission of plans to provide State aid and therefore it is for the State to notify the European Commission of the proposal to grant any State aid to the Group. The Group is therefore reliant on the State to notify the measures to the European Commission. If the European Commission finds that there is an element of State aid and approves the granting of such aid then the Government Transaction may be implemented and the Rights Issue may proceed. There is no guarantee that any State aid would be approved by the European Commission or, if it were approved that the terms of the approval would be favourable to the Group. If the measures involve State aid and such State aid is not approved by the European Commission, then such State aid may not be provided and the Government Transaction may not proceed unless and until the European Commission approved such aid. The State has informed the Group that it will notify the European Commission of the proposed measures and that the State will aim to receive approval in time to enable the State aid to be provided within the necessary timeframe, which the State believes is possible. The Group understands that the Government is in close discussions with the European Commission and the Group has provided all necessary information to assist in this process.

The European Commission may make its approval of any State aid arising under the 2011 Proposals dependent on the imposition of conditions which may be onerous to the Group, taking into account the additional State support measures granted in relation to the Group after the Commission's approval of the Approved 2010 EU Restructuring Plan in July 2010 and as may be prevailing at the time of the Commission's decision on such matter. It may result in an adverse outcome for the Group, including any or all of the following:

•
The European Commission could impose conditions that are materially more disadvantageous to the Group than those contained in the Revised 2011 EU Restructuring Plan;

•
The Group could be required to dispose of or deleverage a significantly larger proportion of its assets and/or agree to a significantly more stringent divestment timetable than those contained in the Revised 2011 EU Restructuring Plan; and

•
The Group could be required to comply with more onerous behavioural restrictions than those contained in the Revised 2011 EU Restructuring Plan.

Any more extensive remedies could have a greater and materially more negative impact on the Group's business, operations and competitive position than would be the case if the Group implemented the Revised 2011 EU Restructuring Plan.

In addition, the possibility that the European Commission would determine that the Group has received additional State aid elements by means of other State measures cannot be excluded.

If the Group failed to comply with the Revised 2011 EU Restructuring Plan, and/or any additional commitments and obligations as approved by the European Commission, the European Commission may require the State to recover the State aid from the Group (plus interest).

Subject to time limits contained in the TFEU, the Group could challenge any European Commission decision on the Government Transaction and/or Revised 2011 EU Restructuring Plan adverse to the interests of the Group in the EU courts. However, such appeals do not suspend the Group's obligation to comply with the European Commission's decisions. A final judgment may therefore come too late to allow the Group to abstain from implementing one or more obligations following such decisions. Similarly, should the Group ultimately be unsuccessful in any such challenge, the Group would be required to comply with the European Commission's decision. In both cases, the consequences for the Group could, as described above, be significantly adverse to the Group's interests.

It is possible that a third party may challenge in the EU courts a decision by the European Commission to approve any State aid arising under the 2011 Transaction Agreement and/or the decision by the European Commission to approve the Revised 2011 EU Restructuring Plan. If such a challenge were to emerge and succeed, the European Commission would need to reconsider the relevant decision, which may result in an adverse outcome for the Group including any or all of the outcomes described above.

If any or all of the risks described in this risk factor materialise or have a greater impact than expected or any other currently unforeseen risks materialise, the Group's business, operations and competitive position could be materially adversely affected.

The implementation of the Financial Measures Programme issued pursuant to the State's commitments under the EU/IMF Programme will require deleveraging measures which could have an adverse impact on the Group's results, operations and financial condition.

On 31 March 2011, in discharge of its commitments under the EU/IMF Programme, the Central Bank published the Financial Measures Programme, including the outcome of the March 2011 PCAR review of the capital resources of the domestic Irish banks under an adverse stress scenario, together with an assessment of measures to be implemented with a view to steadily deleverage the banking sector and reduce reliance on short term wholesale funding and liquidity support from Monetary Authorities.

Under the terms of the Financial Measures Programme, each domestic Irish bank must meet liquidity requirements of a loan to deposit ratio of 122.5% by 31 December 2013 through a combination of run-off and disposals of non-core assets. In order to meet the requirements of the Financial Measures Programme, the Group may be required to dispose of assets at a price which the Group considers to be below an acceptable level. Implementation of the deleveraging requirements envisaged by the Financial Measures Programme, including restructuring of core and non-core businesses, may also result in disruption to the retained business which may adversely impact its customers and could result in separation costs which could potentially be substantial.

For further information on the risks associated with the implementation of deleveraging plans under the EU/IMF Programme, see the risk factor entitled "The State Guarantee Schemes, the NPRFC Investment and the transfer of bank assets by the Group to NAMA under the NAMA Act, were found by the European Commission to involve the provision of EU State aid to the Group and resulted in a European Commission final decision dated 15 July 2010 approving State aid received by the Group, on the basis of the Approved 2010 EU Restructuring Plan submitted to the European Commission, which is subject to a variety of risks. While the European Commission approved the extension of the ELG Scheme to 31 December 2011, the 2011 Proposals are currently subject to a review by the European Commission under EU State aid rules, the outcome of which is uncertain and may involve the prohibition of some or all elements of the State aid provided to the Group by the State, the requirement for the Group to repay the State aid, or the imposition of conditions on the Group that may be materially adverse to its interests".

Participation in the NAMA Scheme may subject the Group to directions from the Central Bank, NAMA, the Minister for Finance or the European Commission which could have a material adverse effect on the Group's results, financial condition and prospects.

By virtue of the Group's participation in the NAMA Scheme, the Group could be subject to additional directions from the Central Bank and/or the Minister for Finance as to the conduct of its business in addition to the restrictions and potential restrictions arising out of the NPRFC Investment and the Group's participation in the CIFS Guarantee Scheme and ELG Scheme and the laws and regulations applicable to credit institutions. See risk factor entitled "The Group's participation in the ELG Scheme, the NPRFC Investment, the NAMA Scheme, the CIFS Guarantee Scheme and the Transaction Agreements (2011 and 2010) entered into with the Government could require the Group to implement operational policies that could materially adversely affect the Group's results, financial condition and prospects".

In addition, as a condition of the Group's participation in the NAMA Scheme, the Group does not have control over which of the Group's loans are transferred to NAMA. The NAMA Act provides that the Group shall not, without the prior written approval of NAMA, deal with Bank of Ireland Eligible Bank Assets other than in the ordinary course of its business, in any way which may impair NAMA's interests, compromise any claim or vary any contract. These restrictions apply before any transfer to NAMA and also apply in respect of assets eligible for transfer which do not actually transfer.

The Central Bank may direct the Group to provide any report that the Central Bank considers necessary to monitor the Group's compliance with the obligations under or by virtue of the NAMA Act. The Central Bank could also exercise its power under the NAMA Act to require the consolidation or merger of Participating Institutions, including the Group. Under the NAMA Act, the Group may also be required to provide such services as NAMA may direct and to comply with such monitoring of lending and balance sheet management as the Minister for Finance or the Central Bank may direct. A Participating Institution may also be directed by the Minister for Finance to draw up, or amend, a restructuring or business plan; and, if the Minister for Finance approves such plan, the Participating Institution is obliged to take all reasonable steps to implement it. The European Commission will assess the compatibility and, in particular, the actual transfer price of the assets transferred to NAMA when they are notified by the State and this includes the possible application of a claw-back mechanism in the case of excess payments. Such an assessment could have an adverse effect on the Group.

These directions could restrict the Group's balance sheet growth, limit the Group's ability to make acquisitions or require the Group to dispose of assets, including its loan portfolios. Any such directions may materially adversely affect the Group's results, financial condition and prospects.

The introduction of new government policies or the amendment of existing policies in Ireland or the United Kingdom could have a significant impact on the Group's results, financial condition and prospects.

Government policy in Ireland or the United Kingdom in respect of the banking system, including its supervision, regulation, recapitalisation and structure, has had, and will continue to have a major impact on the Group.

The Irish Government can implement its policy by utilising its extensive powers under existing legislation, including the Stabilisation Act, the introduction of new or amended legislation or, in the Group's case, the exercise of its stockholder and other rights pursuant to the NPRFC's stockholding in the Bank.

Implementation of Government policy and other requirements arising from the EU/IMF Programme, in particular, those that may impact banks in Ireland, could give rise to policies and changes that may not be aligned with the interests of the Group or its Stockholders.

Uncertainty remains over the final scope and consideration of Bank of Ireland Eligible Assets to be transferred to NAMA and for some loans that have already been transferred and, even after the disposal of assets to NAMA, the Group is exposed to some of NAMA's losses in the event that NAMA has an underlying loss at the conclusion of its operations, which could adversely impact the Group's capital and results of operations.

As at 31 December 2010, the Group had sold €9.4 billion of gross assets (before impairment provisions) to NAMA and held €0.9 billion of assets (before impairment provisions) eligible for transfer to NAMA. As at 30 April 2011, the Group held €1.0 billion of assets (before impairment provisions) expected to transfer to NAMA, representing an increase of €0.1 billion from 31 December 2010 attributable to the identification by NAMA of additional assets required to transfer. (Source: unaudited internal management information).

In the updated EU/IMF Programme announced on 28 April 2011, the Government stated that if it believes that the Group requires alternative methods to meet the deleveraging targets under the PLAR, it may reconsider the possibility of transferring the land and development loans with a value of less than €20 million to NAMA (Source: EU/IMF Programme: Memorandum of Economic and Financial Policies, Department of Finance, 28 April 2011). The Government requires the Group to provide contingency plans to meet the deleveraging targets. Where the Government believes the contingency plans are not feasible, the Government will find and implement alternate ways of meeting the deleveraging goals and may reconsider the possibility of transferring the land and development loans of less than €20 million to NAMA. Consequently, there is uncertainty in the medium term around the final scope of the Group's loans transferring to NAMA and the potential final consideration to be paid by NAMA for these loans and the related loss to the Group.

As at 16 June 2011, NAMA due diligence is still in progress on approximately €1.9 billion of loans (Source: internal unaudited Bank of Ireland financial information), that have already been sold to NAMA. As a result, there is continuing uncertainty around the final consideration to be paid by NAMA for these loans.

If NAMA makes a loss, the shortfall up to the value of the non-guaranteed subordinated bonds issued by NAMA will be shared by Participating Institutions, including the Group, in proportion to each institution's share of the total non-guaranteed subordinated bonds issued by NAMA. Such a shortfall could occur if the ultimate sales proceeds and income generated on the Eligible Bank Assets transferred to NAMA fail to cover the initial consideration paid and interest costs and expenses incurred by NAMA. As such, in the event that NAMA makes a loss on its operations, these subordinated bonds could ultimately prove to be of little or no value to the Group, which could have an adverse impact on the Group's results, financial condition and prospects.

Furthermore, if after the sharing of losses up to the value of the non-guaranteed subordinated bonds with the Participating Institutions, NAMA makes an underlying loss at the conclusion of its operations calculated by reference to the Eligible Bank Assets it acquires from all the Participating Institutions, the Group may be required to pay a tax surcharge to the Government which, depending on the quantum of underlying loss, may be significant and could have an adverse impact on the Group's results, financial condition and prospects. The tax surcharge payable to the Government will be apportioned to each participating institution on the basis of the book value of the Eligible Bank Assets acquired by NAMA from each participating institution concerned as a proportion of the total book value of the Eligible Bank Assets acquired by NAMA from all of the participating institutions. Further information on the Group's participation in NAMA is set out in note 27 of the consolidated financial statements.

The Group has obligations in relation to the accuracy of information which it has supplied, and continues to supply, to NAMA in relation to assets potentially eligible for transfer to NAMA and assets already sold to NAMA. Should it be established that information given by the Group to NAMA is inaccurate, the Group could be subject to a claim of damages and the Group and its officers could be subject to penalties, which could adversely impact the Group's business, reputation and financial condition.

The Group is subject to extensive regulation and oversight. New regulatory obligations could have a material adverse effect on the Group's results, financial condition and prospects.

The Group is subject to a wide variety of banking, insurance and financial services laws and regulations, together with a large number of regulatory and enforcement authorities in each of the jurisdictions in which it operates. All of these are subject to change, particularly in the current market environment, where there have been unprecedented levels of government intervention and changes to the regulations governing financial institutions, including nationalisations of financial institutions in Ireland, the United Kingdom and other European countries. In the wake of the current difficult economic conditions and ongoing concerns regarding the regulation of the financial sector, new regulatory provisions may be introduced to which the Group could be subject either at a national, EU or international level. As a result of these and other ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the Group's participation in any government or regulator-led initiatives), the Group expects to face greater regulation in Ireland, the United Kingdom, the United States (at a federal and state level) and other European countries in which it operates. Compliance with such regulations may increase the Group's capital requirements and costs, could materially adversely affect its business, the products and services it offers and the value of its assets or require the Group to change certain of its business practices. As a result, the Group is exposed to regulatory and other risks, including:

•
the monetary, interest rate, capital adequacy and other policies of central banks and regulatory authorities

•
the Central Bank's on-going assessment of the Group's capital and liquidity requirements through regular PCAR and PLAR reviews, including prescribed minimum capital ratios under base and stress scenarios;

•
the on-going assessment of the Group's capital and liquidity requirements as part of the European wide reviews carried out by the EBA. The outcome of this assessment, due in July 2011, is uncertain;

•
general changes in Government or regulatory policy or changes in regulatory regimes, e.g., the ELG Scheme, the NPRFC Investment or directions under the NAMA Act that may significantly influence investor decisions, in particular in markets in which the Group operates or may increase the costs of doing business in those markets;

•
any orders or directions made under the Stabilisation Act which require the Directors to prioritise objectives other than Stockholder value creation;

•
any orders or directions made under the Stabilisation Act which could lead to disruption in the Group's operations;

•
measures agreed with the European Commission under the Approved 2010 EU Restructuring Plan, including directions from the Monitoring Trustee;

•
changes in markets caused by divestment of assets in compliance with Financial Measures Programme;

•
if enacted as currently drafted, any orders made under the Resolution Bill (imposing a requirement on the Group to make compulsory contributions to the statutory fund, or transfer orders), or proposed special management orders in respect of the Group which, subject to High Court approval, could potentially suspend Stockholders' rights and lead to significant disruptions to the Group's operations;

•
changes to the financial reporting environment and/or standards;

•
changes in taxation legislation and its interpretation;

•
changes to the type, amount or proportion of assets that the Group is required to hold in order to account for liquidity risk or changes to the way in which the Group is required to fund its operations;

•
potential requirements to develop and maintain a wind-down plan, also known as a "living will", in respect of the Group, which would set out a proposed strategy should the Group fail, in order to limit the cost to creditors, public funds, regulated subsidiaries of the Group and other disruption and which may require changes to the Group's structure and operations;

•
changes to the amount and quality of regulatory capital that the Group's life assurance business is required to hold;

•
other general changes in regulatory requirements, such as prudential rules relating to the capital adequacy framework and the imposition of onerous compliance obligations, restrictions on activities or business growth or pricing and requirements to operate in a way that prioritises objectives other than stockholder value creation;

•
changes in competition and pricing environments, including the requirement under the Approved 2010 EU Restructuring Plan to offer third party products to the Group's customers;

•
changes in the market for banking sector assets, caused by widespread divestment of assets by financial institutions across the European Union in order to comply with EU State aid requirements;

•
changes to competition regulation and/or the regulation of the postal sector in the United Kingdom which may affect the joint ventures between the Group and Post Office Limited;

•
the application of new, or additional, regulatory regimes arising from a restructuring of the Group's business such as to bring it within the jurisdiction of new or additional regulators;

•
the application of new, or additional, regulatory regimes that may affect the products that the Group may offer to customers and the manner and channels through which products may be offered;

•
impact of the US Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") and the regulations adopted thereunder, which will impose wide-ranging US financial regulatory reform by addressing, among other matters: systemic risk oversight; risk-based capital, leverage, liquidity and other prudential standards; over-the-counter derivatives; the ability of banking entities to engage in proprietary trading activities and invest in hedge funds and private equity in the US; corporate governance; and consumer and investor protection;

•
differentiation amongst financial institutions by governments with respect to the extension of guarantees to bank customer deposits and the terms attaching to such guarantees, including requirements for the Group to accept exposure to the risk of the failure of any individual member of the Group, or even third party participants in guarantee schemes;

•
implementation of, or costs related to, customer or depositor compensation, guarantee or reimbursement schemes, including in the event a bank becomes unable to meet its obligations to customers, or changes to the funding or compensation limits of such schemes (including potential EU-wide harmonisation of the funding or compensation limits of deposit guarantee schemes as a result of the European Commission's review of EC Directive 94/19/EC relating to such schemes);

•
expropriation, nationalisation and confiscation of assets and changes in legislation relating to foreign ownership; and

•
other unfavourable political, military or diplomatic developments producing social instability or legal uncertainty which, in turn, may affect demand for the Group's products and services.

Further information on the regulation of the Group is set out in Item 4 (Regulation and Supervision) of this Annual Report.

The Group is subject to extensive regulation and supervision in relation to the levels of capital in its business. The minimum regulatory capital requirements, as well as the manner in which existing regulatory capital is calculated, will change in the future, which could materially adversely affect the Group's results, financial conditions and prospects.

As a result of the current environment and market events, the minimum regulatory requirements imposed on the Group, the manner in which the existing regulatory capital is calculated, the instruments that qualify as regulatory capital and the capital tier to which those instruments are allocated, could be subject to change in the future. A number of regulatory initiatives have recently been proposed or enacted, which would significantly alter the Group's capital requirements. These initiatives include:

•
EC Directive 2009/111/EC ("CRD II"): CRD II was implemented on 21 December 2010. In particular, it made changes to the criteria for assessing hybrid capital eligible to be included in Tier 1 Capital and requires the Group to replace, over a staged grandfathering period, existing capital instruments that do not fall within these revised eligibility criteria. It is noted that the Capital Requirements Directive IV ("CRD IV") is expected to further define the treatment of existing capital instruments.

•
The EU Capital Requirements Directive III ("CRD III"): CRD III was implemented on 1 January 2011 with some specific items being phased in over the next two years. It introduces a number of changes in response to recent and current market conditions, which may:

•
Restrict the remuneration payable to senior management and other individuals fulfilling roles with potential impact on a bank's risk profile;

•
Increase the capital requirements for trading books to ensure that a firm's assessment of the risks connected with its trading book better reflects the potential losses from adverse market movements in stressed conditions;

•
Limit investments in re-securitisations and impose higher capital requirements for re-securitisations to make sure that firms take proper account of the risks of investing in such complex financial products; and

•
Increase disclosure standards.

•
On 16 December 2009, the Basel Committee on Banking Supervision, a forum for regular co-operation on banking supervisory matters, published a consultation paper entitled "Strengthening the resilience of the banking sector". The consultation paper contains proposals to strengthen the global capital framework by, among other things, raising the quality of the Core Tier 1 Capital base in a harmonised manner (including through changes to the items which give rise to adjustments to that capital base), strengthening the risk coverage of the capital framework, promoting the build up of capital buffers and introducing a global minimum liquidity standard for the banking sector. The consultation paper was open for consultation until 16 April 2010. On 26 July 2010, the Basel Committee on Banking Supervision announced revised proposals, which were further clarified on 12 September 2010. The final paper was published on 16 December 2010 entitled "Basel III: A global regulatory framework for more resilient banks and banking systems". These proposals are to be phased in from 1 January 2013 to 1 January 2018.

•
Basel III transition rules result in the deferred tax asset, minority interests, AFS reserve and expected loss deduction being direct deductions from Common Equity Tier 1 Capital on a phased basis with a 20% impact in 2014 and 40% in 2015 and so on until 2018. When the changes to minimum capital standards are implemented as currently proposed, in particular the changes proposed by the Basel Committee and the CRD IV consultation document relating to the definition of instruments that are eligible to be included within the Core Tier 1 Capital base, they are expected to have an impact on the capital and asset and liability management of the Group, which in turn would be expected to have a material adverse effect on the Group's results, financial condition and prospects.

•
The introduction of the Basel III/CRD IV will result in the introduction of new liquidity metrics. The first such measure is the liquidity cover ratio under which the Group will be required to hold a stock of high-quality liquid assets against its total net cash outflows over the following 30 days. The new requirement will become mandatory from 1 January 2015 under the BIS requirements where a 100% ratio will be required. The second measure is the Net Stable Funding Ratio which will require that the amount of long term stable funding held by the Group be relative to the liquidity profiles of the assets funded and the potential for contingent calls on funding liquidity arising from off-balance sheet commitments and obligations. This measure will become mandatory from 1 January 2018 under BIS requirements where a 100% ratio will be required. Under the PLAR, the Group will be positioned to converge to Basel III liquidity standards over time. In addition, Basel III will prohibit the payment of dividends by the Group if its capital levels do not exceed certain thresholds above the minimum capital requirements.

•
On 26 February 2010, the European Commission issued a public consultation document on further possible changes to CRD IV which is closely aligned with the proposals of 16 December 2009 from the Basel Committee. Final changes in CRD IV are expected during the second quarter of 2011.

•
The Solvency II Directive (Directive 2009/138/EC), adopted by the European Parliament on 22 April 2009 and endorsed by the Council of Ministers on 5 May 2009, is a fundamental review of the capital adequacy regime for the European insurance industry. When implemented (required by 31 October 2012) the capital structure and overall governance of the Group's life assurance business will alter significantly and this may have an impact on the capital structure of the Group.

The Group's UK subsidiary could be subject to special resolution regime powers under the UK Banking Act 2009.

The Group's subsidiary bank in the United Kingdom, Bank of Ireland (UK) plc, comprises the Group's Post Office joint ventures, its branch business in Northern Ireland, assets from its former intermediary mortgage business, and other parts of its UK business banking operations.

Under the UK Banking Act 2009 (the "Banking Act"), substantial powers have been granted to HM Treasury, the Bank of England and the FSA (the "Authorities") as part of a special resolution regime (the "SRR"). These powers enable the Authorities to deal with a UK bank (such as Bank of Ireland (UK) plc), building society or other UK institution with permission to accept deposits pursuant to the FSMA (each a "relevant entity") in circumstances in which the Authorities consider its failure has become highly likely and that a threat is posed to the public interest. The SRR consists of three stabilisation options and two insolvency and administration procedures applicable to UK banks which may be commenced by the Authorities. The stabilisation options provide for: (i) private sector transfer of all or part of the business of the relevant entity; (ii) transfer of all or part of the business of the relevant entity to a bridge bank established by the Bank of England; and (iii) temporary public ownership (nationalisation) of the relevant entity. In each case, the Authorities have been granted wide powers under the Banking Act including powers to modify contractual arrangements in certain circumstances and powers for HM Treasury to disapply or modify laws (with possible retrospective effect) to enable the powers under the Banking Act to be used effectively. The following paragraphs set out some of the possible consequences of the exercise of those powers under the SRR.

The purpose of the stabilising options is to address the situation where all or part of a business of a relevant entity has encountered, or is likely to encounter, financial difficulties, giving rise to wider public interest concerns. Accordingly, the stabilisation options may only be exercised if (a) the FSA is satisfied that a relevant entity (such as Bank of Ireland (UK) plc) is failing, or is likely to fail, to satisfy the threshold conditions within the meaning of section 41 of the FSMA (which are the conditions that a relevant entity must satisfy in order to retain its authorisation to accept deposits), (b) following consultation with the other Authorities, the FSA determines that it is not reasonably likely that (ignoring the stabilising options) action will be taken that will enable the relevant entity to satisfy those threshold conditions, and (c) the Authorities consider the exercise of the stabilisation options to be necessary, having regard to certain public interest considerations (such as the stability of the UK financial systems, public confidence in the UK banking system and the protection of depositors). It is therefore possible that one of the stabilisation options could be exercised prior to the point at which any insolvency proceedings with respect to the relevant entity could be initiated.

If Bank of Ireland (UK) plc were made subject to the SRR, HM Treasury or the Bank of England may exercise extensive share transfer powers (applying to a wide range of securities) and property transfer powers (including powers for partial transfers of property, rights and liabilities subject to certain protections made under The Banking Act 2009 (Restrictions of Partial Property Transfers) Order 2009) in respect of Bank of Ireland (UK) plc. Exercise of these powers could involve taking various actions in relation to any securities issued by Bank of Ireland (UK) plc (including ordinary shares) without the consent of the Bank (as its sole shareholder), including (among other things): (i) transferring the shares notwithstanding any restrictions on transfer and free from any trust, liability or encumbrance; (ii) converting the shares into another form or class; (iii) modifying or disapplying certain terms of the shares; and/or (iv) where property is held on trust, removing or altering the terms of such trust.

There can be no assurance that the taking of any such actions would not adversely affect the existence, nature or value of the Bank's investment in Bank of Ireland (UK) plc. If Bank of Ireland (UK) plc were made subject to the SRR and a partial transfer of its business to another entity were effected, the quality of the assets and the quantum of the liabilities not transferred and remaining with Bank of Ireland (UK) plc may result in a deterioration in the creditworthiness or insolvency of Bank of Ireland (UK) plc. In such circumstances, the Bank may have a claim for compensation under one of the compensation schemes existing under, or contemplated by, the Banking Act, but there can be no assurance that it would thereby recover compensation promptly or equal to any loss actually incurred.

As at the date of this Document, the Authorities have not made an instrument or order under the Banking Act in respect of Bank of Ireland (UK) plc and there has been no indication that they will make any such instrument or order. However, there can be no assurance that this will not change and/or that Stockholders will not be adversely affected by any such order or instrument if made.

The Group's UK subsidiary could be subject to future structural and non-structural reforms currently under consideration by the UK Government.

The Independent Commission on Banking (ICB) was established by the UK Government in 2010 in order to consider and report to the Government on potential structural and other reforms to the UK banking sector to promote financial stability and competition. The ICB is due to issue its final report in September 2011. However, based on the interim report issued by the ICB on 11 April 2011, the ICB is ultimately likely to recommend a combination of structural and non-structural reforms intended principally to protect UK retail depositors. This may include, among other things, possible ring-fencing of the retail operations of Bank of Ireland (UK) plc and/or capital surcharges over and above EU requirements, "bail-in" powers for certain existing debt securities, as well as possible behavioural restrictions designed to increase competition in the UK retail banking sector. If these proposals are ultimately implemented in the UK, this may result in restrictions being imposed upon Bank of Ireland (UK) plc, which in consequence may have an effect on the Group's results, financial condition and prospects.

The Group may not be able to recruit, retain and develop appropriate senior management and skilled personnel.

The Group's success depends in part on the availability of skilled management and the continued services of key members of its management team. The Group depends on the availability of skilled management both at its head office and at each of its business units. Failure by the Group to staff its operations appropriately, or the loss of one or more key senior executives and failure to replace them in a satisfactory and timely manner, may have a material adverse effect on the Group's results, financial condition and prospects.

In addition, if the Group fails to attract and appropriately train, motivate and retain highly skilled and qualified personnel, its businesses may also be negatively affected. Restrictions imposed on remuneration by Government or regulatory authorities or other factors outside of the Group's control in relation to the retention and recruitment of key executives and highly skilled and qualified specialist personnel may also adversely impact on the Group's ability to retain and attract staff. In particular, the Finance Act 2011 provisions relating to performance related payments for employees of participating institutions in the ELG Scheme (which introduced an effective rate of tax of 90% on any such payments) presents a significant staff retention risk in Ireland. Additionally, the Government has stated in its Programme for Government that all remuneration schemes at banks in receipt of State support, including the Group, will undergo a fundamental review to ensure an alignment of interest between banks, their staff and the taxpayer. The timing, form and consequences of such review and its implications for the Group are as yet unknown.

Further, the Central Bank issued a consultation paper on 22 March 2011 on the imposition of statutory standards of fitness and probity for individuals in regulated institutions pursuant to Part 3 of the 2010 Reform Act. These statutory standards are expected to come into effect on 1 September 2011. The Central Bank has announced that it will carry out a review of the fitness and probity of persons performing certain designated functions (including the Directors and Senior Executives) in credit institutions that have received financial support from the State, including the Group, for persons intending to perform those functions after 1 January 2012. Where the review causes the Head of Regulation of the Central Bank to form the opinion that there is reason to suspect the person's fitness and probity to perform the relevant function, an investigation may be conducted which may result in a prohibition notice being issued preventing the person from carrying out the function. The timing, form and consequences of such a review and its implications for the Group are as yet unknown but they may be adverse for the Group.

On 20 April 2011, in response to the report published by the formal statutory investigation (the "Statutory Commission of Investigation") which was established by the Government on 21 September 2010 pursuant to the Commissions of Investigation Act, 2004, the Minister set out three measures to strengthen the boards and management of all licensed credit institutions in Ireland, including the Group. First, the chairman of each financial institution will have to provide the Minister and the NTMA with a board renewal plan. The board renewal plan will have regard to company law and regulatory requirements and will set out, for each institution, the steps to be taken to ensure that the skills and competence levels of board members are fully adequate to the demands of the current situation and the planned future for the Irish banking system. Second, the board of each institution will be asked to provide a management renewal plan. The management renewal plan will set out for the relevant institution the steps to be taken to ensure that the skills and competence levels of directors and senior executives are fully adequate to the demands of the current situation and the planned future for the Irish banking system and that each director and senior executive will be capable of meeting the Central Bank's new fitness and probity standards referred to above. Third, having regard to the size of the State's shareholding in each institution, and the necessity of ensuring that the State's interest is properly represented on each board, the Minister noted that he will nominate members of the boards of each bank, from among qualified individuals with appropriate skills and experience to ensure that there are an appropriate number of non-executive directors. With respect to the board renewal plan, the Minister also stated on 20 April 2011, that a programme of rotation of board members, commencing with board members appointed before September 2008, will be expected to be part of the plan. This should apply to both executive and non-executive directors and provide a process to ensure a smooth succession of incumbent board members who were in place before September 2008. The Minister also stated that he would expect this succession to be substantially completed by early 2012 and that he will use the relevant powers at his disposal to effect such changes if necessary. Loss of key personnel or failure by the Group to staff its operations appropriately following the implementation of the board renewal plan and the management renewal plan, may have a material adverse effect on the Group's operating results, financial condition and prospects. These measures do not relate to Bank of Ireland (UK) plc which is regulated by the FSA.

In addition, the Department of Finance is currently undertaking a review of the Group's remuneration policies. If the Group decides not to, or is precluded from, making payments under historically contracted incentive arrangements, and/or recruitment arrangements and/or retention arrangements with certain individual employees or groups of employees, the Group could face legal actions from employees and/or could lose the commitment from, or services of, key employees which could impact on the reputation of the Group and the Group's business, financial condition and prospects.

The Group is also subject to restrictions on remuneration arising from the implementation of the CEBS remuneration guidelines and CRD III (effective since 1 January 2011) which will not apply to non-EU financial institutions in respect of their operations outside of the EU and this could negatively impact the Group's ability to recruit and retain qualified personnel in the US.

In addition, the Minister's Letter is expected to contain restrictions on the Group paying to any director or employee of the Group a bonus for the two years commencing 18 June 2011 (save pursuant to a court order to do so), any termination payment, any compensation for the pensions cap imposed by the Finance Act 2006 or any pension benefit enhancement (subject to certain permitted exceptions, such as where the enhancement does not result in a cost to the Group), in each case without the prior consent of the NTMA and the Minister. The Minister's Letter is also expected to impose a restriction for two years commencing 18 June 2011, subject to certain exceptions, on the Group paying any aggregate remuneration to a director or employee that exceeds €500,000 per annum (or, if lower, the amount recommended by the Covered Institution Remuneration Oversight Committee's report to the Minister dated 27 February 2009). Any of these restrictions could impact on the Group's ability to recruit and retain qualified personnel.

The investigation into the factors which contributed to the Irish banking crisis announced by the Irish Government, may result in the Group incurring costs in facilitating and engaging with the investigation and may result in reputational damage to the Group or further investigations into the Group's conduct.

On 19 January 2010, the Minister for Finance announced a framework for an investigation into the factors which contributed to the Irish banking crisis within the context of the international economic and financial environment at that time.

As part of the first stage of the investigation into the banking system, the Government commissioned two preliminary investigatory reports. A report on the functions of the Central Bank over the period from the establishment of the Financial Regulator (now the Central Bank) in May 2003 to the end of September 2008 was prepared by the Governor of the Central Bank. A second report, dealing with an investigation into the specific factors within the Irish banking sector which exacerbated the impact of the international financial crisis for Ireland, was prepared by independent experts appointed by the Minister. This preliminary report by the independent experts involved an inquiry into the conduct, management and corporate governance of individual financial institutions, including the Group.

Both preliminary reports were published on 31 May 2010 and their findings formed the basis for the terms of reference of the Statutory Commission of Investigation. The Statutory Commission of Investigation examined the performance of individual banks and bank directors, the performance of regulatory authorities, the response of Government and Government agencies and the structure of the banking system in Ireland generally. The Statutory Commission of Investigation presented its report to the Minister for Finance on 22 March 2011 and it has been forwarded to the Attorney General. The report was published on 19 April 2011. Further inquiry may result from the findings of the Statutory Commission of Investigation, including the possibility of public hearings.

The Group may incur significant costs, including legal and financial adviser costs, in facilitating and/or engaging with any ancillary investigations that may arise following the initial investigations. The Group may be exposed to criminal sanctions and/or fines in connection with a range of offences under the Commissions of Investigation Act, 2004, which offences include the making of statements material in the investigation concerned knowing them to be false or not believing them to be true, the failure to comply with directions of the Statutory Commission of Investigation and intentionally obstructing its work (which offences could result in the Group, or an officer of the Group, being subject to a fine of up to €300,000 on conviction on indictment of an offence). The results of these investigations could also lead to ancillary investigations that may result in sanctions or other actions being taken against the Group (or an officer of the Group). In addition, the reports or findings (including preliminary findings) or submissions given in public or otherwise released in respect of these investigations could have an adverse effect on the Group's reputation.

The Group may if appropriate, elect to, or may be required to, make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations or if the Group is required to contribute towards the funding of the proposed pensions levy to be introduced by the Government.

The Group sponsors a number of defined benefit pension schemes for past and current employees. As at 31 December 2010, these pension schemes had a deficit of €424 million (calculated on the basis of IAS 19). In 2010, the Group carried out an extensive pensions review exercise with the majority of staff in order to address the deficit by a combination of benefits restructuring and additional employer contributions over a period of time. To date, the Group has received in excess of 99% acceptance from individual active members of five of its pension schemes, including the main Bank Staff Pensions Fund, to a series of benefit reductions which have delivered a reduction of approximately 50% in the total deficit across all schemes relative to the IAS 19 deficit position of €1.6 billion as at 31 December 2009. The deficit reduction approach was also supported by the main bank union, the IBOA, and recommended by an independent third party chairman. As the proposals have been accepted by staff and have been implemented, the Group expects to make discretionary cash contributions of up to €750 million, in addition to existing cash contributions, to the schemes so as to eliminate the remaining 50% of the IAS 19 deficit as at 31 December 2009 over five to seven years.

Notwithstanding the implementation of the proposals to reduce the current pension scheme deficits, the pension funds are subject to market fluctuations and changes in the value of underlying securities, as well as interest rate risk, mortality risk and changes to actuarial assumptions. These fluctuations could impact on the value of the schemes' asset portfolios and result in returns on the pension funds being less than expected and/or result in there being a greater than expected increase in the estimated value of the schemes' liabilities. As a result, new or additional deficits in the schemes may arise which could result in the Group choosing or being obliged to make additional contributions to the schemes in the event those schemes became unable to meet their liabilities. Such contributions could be significant and may have a materially negative impact on the Group's financial condition and trading performance.

Following the Government announcement on 10 May 2011 of the proposed levy on private sector pension funds by the Government of 0.6% of the market value of the funds' assets under management, it remains to be determined how the cost of such levy will be funded in respect of the defined pension schemes sponsored by the Group. It might not be possible to fund some or all of the levy by reducing the benefits due under the schemes which could result in the Group choosing or being obliged to discharge some or all of the pensions levy. While it is currently envisaged that the pensions levy will be introduced for a fixed duration of four years, the pensions levy could be extended for a longer period. The payment of part or all of the costs of funding the pensions levy could adversely impact on the Group's financial condition and trading performance, in particular if the duration of the pensions levy is extended beyond its currently envisaged term.

Weaknesses or failures in the Group's internal processes and procedures including IT or equipment failures and other operational risks could have a material adverse effect on the Group's results, financial condition and prospects and could result in reputational damage.

The Group's businesses are dependent on their ability to process and report accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Operational risks are inherently present in the Group's business and losses can arise from potentially inadequate or failed processes, events including fraud (internal or external), errors made by employees or by third parties, a failure to obtain proper authorisation for or to properly document transactions, a failure to comply with relevant regulatory rules and regulations (including those arising from anti-money laundering and anti-terrorism legislation), information technology or equipment failures, failure of critical suppliers or counterparties, failures or inadequacies in equipment, models, systems and controls or natural disasters. Any weakness in these controls or actions could result in an adverse impact on the Group's results and financial condition.

The Group has obligations under US securities laws and regulations, including the requirement to comply, where applicable, with the Sarbanes-Oxley Act of 2002 ("SOx"). The Group has put in place a comprehensive framework to document and test its internal control structures and procedures in line with the requirements of Section 404 of SOx, which requires, among other things, certification by management regarding the effectiveness of internal controls over financial reporting. There can, however, be no assurance that the risk-controls or loss-mitigation actions implemented will be effective in controlling each of the operational risks faced by the Group. Any weakness in these controls or actions could result in a material adverse impact on the Group's results, financial condition and prospects, as well as reputational damage which could exacerbate such adverse impact.

The Group's life assurance business is subject to inherent risks involving claims, as well as market conditions generally.

Life assurance risk is the potential volatility in the amount and timing of insurance claims caused by unexpected changes in mortality, longevity and morbidity. Mortality risk is the risk of deviations in timing and amounts of cash flows paid to policy holders (premiums and benefits) due to the occurrence or non-occurrence of death. Longevity risk is the risk of such deviations due to increasing life expectancy trends among policy holders and pensioners, resulting in payout ratios higher than originally accounted for. Morbidity risk is the risk of deviations in timing and amount of claims by policy holders due to the occurrence or non-occurrence of disability and sickness. A material change in relation to any of these risks could materially and adversely affect the results, financial condition and prospects of the Group's life assurance business.

The Group's life assurance business is also subject to persistency risk which is the risk that policyholders may not continue with their insurance for the full term of the contract, or may do so at a reduced level, in which case the Group's life assurance business will receive less fees from the provision of insurance services than envisaged at the inception of the contract.

In addition, the Group's life assurance business is subject to risks relating to the volatility in the value of the underlying assets held to meet its liabilities.

In Ireland, the UK and the Isle of Man, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that may be unable to meet their obligations to customers.

The Group is obliged to contribute to investor compensation schemes in Ireland, the United Kingdom and the Isle of Man which are designed to compensate (up to defined limits) certain classes of customers of authorised financial services firms where a firm is unable, or deemed likely to be unable, to pay claims against it. The compensation schemes are funded by levies on firms authorised by the respective financial regulators. In the event that one or more compensation schemes significantly increases the levies to be paid by firms or changes the coverage or funding levels, or that regulators in other jurisdictions in which the Group operates introduce similar schemes, the associated costs to the Group may have a material impact on its profitability, financial condition and prospects.

If the Group becomes subject to employment disputes or industrial action, this could adversely affect its business and the financial condition and prospects of the Group.

A significant number of the Group's employees are members of trade unions. The Group currently consults with its employees and their representatives regarding pay, pensions, work practices, organisation change and conditions of employment. The Group recognises that challenges may arise in relation to pay, pensions and terms and conditions of employment which may need to be resolved through established industrial relations fora. In the event that the Group becomes subject to industrial action or other labour conflicts, including strikes or other forms of industrial actions, this may result in a disruption to the Group's business and may adversely affect the financial condition and prospects of the Group.

The Group has been subject to a recent review by the Department of Finance on some of the Group's incentive and retention arrangements. If the Group is unable to make such payments this could adversely affect the Group's business.

The Group has certain historic incentive arrangements and/or retention arrangements with certain individual employees or groups of employees. These have been recently reviewed and reported on by the Department of Finance. If the Group decides not to, or is precluded from, making payments under these arrangements, the Group could face legal actions from employees and/or could lose the commitment from, or services of, key employees which could impact on the reputation of the Group and the Group's business, financial condition and prospects.

The Group's operations have inherent reputational risk, meaning the risk to earnings and capital from negative public opinion.

Reputational risk is inherent in the Group's business. Negative public or industry opinion can result from the actual or perceived manner in which the Group conducts its business activities or from actual or perceived practices in the banking industry, such as remuneration practices, money laundering or mis-selling of financial products. Negative public or industry opinion may adversely affect the Group's ability to have a positive relationship with the Government and/or keep and attract customers and, in particular, depositors, the loss of which would in each case adversely affect the Group's business, financial condition and prospects.

Change of control may lead to adverse consequences for the Group.

The Bank and its subsidiaries are parties to joint ventures, derivative contracts and other contracts and agreements containing change of control provisions that may be triggered in the event of a change of control of the relevant Group entity for example as a result of a major Stockholder, such as the State, obtaining a majority stake in the Bank including in connection with the Rights Issue or the conversion of the Contingent Capital Instrument in its entirety into units of Ordinary Stock. These include the joint ventures between the Bank and Post Office Limited ("POL") which operates the Post Office network in the United Kingdom-one in relation to foreign exchange (First Rate) and one in relation to Post Office branded retail financial services products. Although the Bank does not believe that the NPRFC obtaining a majority stake in the Bank pursuant to the Rights Issue or conversion of the Contingent Capital Instrument into Ordinary Stock will of itself trigger the change of control provisions in the financial services or foreign exchange joint ventures, a court may find to the contrary. Agreements with change of control provisions typically provide for, or permit, the termination of the agreement upon the occurrence of a change of control of one of the parties or if the new controlling party does not satisfy certain criteria. The crystalisation of change of control provisions could also result in the loss of contractual rights and benefits, difficulties in sourcing alternative counterparties on acceptable terms to the Bank, as well as the termination of joint venture agreements. On a change of control of the relevant Group entity, the exercise of such rights or the decision by a counterparty not to waive or vary its rights on a change of control could have an effect on the Group's results, financial condition and prospects.

Changes in taxation rates, legislation or practice may lead to adverse consequences for the Group.

The Group is subject to various tax rates in various jurisdictions computed in accordance with local legislation and practice. There is a risk that such tax rates, legislation and practice may change, which could adversely affect the results, financial condition and prospects of the Group.

In accordance with applicable accounting rules, the Group has recognised deferred tax assets on losses available to relieve future profits to the extent that it is probable that such losses will be utilised. The assets are quantified on the basis of current tax legislation and are subject to change in respect of the tax rate or the rules for computing taxable profits and allowable losses. A failure to generate sufficient future taxable profits or changes in tax legislation may reduce significantly the recoverable amount of the deferred tax assets currently recognised in the financial statements.

The Programme for Government envisages the imposition of a banking levy on all credit institutions once the banking sector has been restored and is functioning effectively. This levy will be based on the size of the relevant financial institution's liabilities, other than shareholder capital and, if implemented, would adversely impact the Group's results, financial condition and prospects.

In the United Kingdom, a bank levy is being introduced with effect from 1 January 2011 for all UK banks, building societies and foreign banks operating in the UK through a subsidiary, including the Bank's subsidiaries. The levy is charged at different rates on the short-term chargeable liabilities and long-term chargeable equity and liabilities as reported in the relevant balance sheet at the end of the chargeable period. The levy is payable with corporation tax in quarterly instalment payments. Any increase or amendment to the method of calculation of this levy, if implemented, would adversely impact the financial condition and prospects of the Group.

The Group's results of operations and the markets in which it operates may be adversely affected by terrorist, geopolitical, pandemic and natural disaster risks.

Terrorist acts, other acts of war or hostility, geopolitical, natural disaster, pandemic or other such events and responses to those acts/events may also create economic and political uncertainties, which could have a negative impact on Irish, United Kingdom, United States, European Union and international economic conditions generally and in ways that cannot necessarily be predicted. These events could have an adverse effect on the Group's results, financial condition and prospects through impact on borrower's ability to repay and through direct impact on Group operations.

Item 4    INFORMATION ON THE COMPANY

GENERAL

The Governor and Company of the Bank of Ireland was established as a chartered corporation by an Act of the Irish Parliament of 1781/2 and by a Royal Charter of King George III in 1783. The Bank of Ireland

Group had total assets of €167 billion at 31 December 2010. The address of the principal executive offices is 40 Mespil Road, Dublin 4 Ireland. (Telephone +35316615933).

The Group provides a broad range of banking and other financial services. All of these services are provided by the Group in Ireland, with selected services being offered in the UK and internationally. The Group has a network of retail branches in Ireland and joint ventures in the UK engaged in the provision of consumer financial services. Corporate Banking and Global Markets conduct the Group's international business with offices in Dublin, London and the US, as well as branches in Paris and Frankfurt.

Subsidiaries of the Group include Bank of Ireland (UK) plc (a UK regulated bank encompassing the Group's successful joint venture with the UK Post Office, the Northern Ireland branch network and its UK business banking and certain other lending activities), Bank of Ireland Life Holdings plc, a life assurance and pensions company in Ireland, ICS Building Society (ICS), a home mortgage business in Ireland, and Bank of Ireland Mortgage Bank (BoIMB). The Group provided fund management services through its Asset Management businesses, however on 10 January 2011, the Group completed the sale of Bank of Ireland Asset Management "BIAM" to State Street Global Advisors and on 1 June 2011 the Group announced the completion of the sale of Bank of Ireland Securities Services "BoISS" to Northern Trust Corporation.

As set out in note 58 to the Consolidated financial statements, as part of the European Commission State aid review, the Revised 2011 EU Restructuring Plan was prepared by the Group and submitted by the Department of Finance to the European Commission on 29 April 2011. The Revised 2011 EU Restructuring Plan includes the additional deleveraging of assets included in the Deleveraging Plan, together with the measures already agreed in the Approved 2010 EU Restructuring Plan.

On 8 June 2011, the Group announced key amendments in the Revised 2011 EU Restructuring Plan, which remains subject to approval by the European Commission. These are outlined as follows:

•
The divestment period for New Ireland Assurance Company plc will be extended by twelve months from the date originally agreed;

•
The commitment to divest of ICS Building Society is cancelled. ICS Building Society will be retained by the Group;

•
Certain amendments will be made to the behavioural commitments regarding market opening measures, dividend payments, restrictions regarding acquisitions and marketing spend; and

•
Incremental deleveraging agreed as part of the PLAR process, with the submission by the Group of a Deleveraging Plan to the Central Bank of Ireland and which requires a loan to deposit ratio of 122.5% for the Group by 31 December 2013.

These measures will be required to be implemented over various time frames between the date of the European Commission's final decision and December 2015.

The Central Bank of Ireland undertook a Prudential Capital Assessment Review (2011 PCAR). The PCAR is an assessment of forward-looking prudential capital requirements arising under a base case and stress case with potential stressed loan losses, and other financial developments, over a three year (2011-2013) time horizon. The 2011 PCAR also incorporated a deleveraging plan (PLAR) which anticipates a loan to deposit ratio of less than 122.5% for the Group by 31 December 2013. This plan augments the asset reductions contained in the Group's approved EU Restructuring and Viability Plan which are underway and ahead of target. The deleveraging plan envisages portfolios of customer loans continuing to be wound down or disposed of on an orderly basis over a three year period resulting in an expected reduction in the Group's non-core loan portfolios of approximately €30 billion between December 2010 and December 2013.

Further information is shown in note 62 to the financial statements.

 BUSINESS OVERVIEW

The Group provides a broad range of financial services in Ireland to all major sectors of the Irish economy. These include checking and deposit services, overdrafts, term loans, mortgages, business and corporate lending, international asset financing, leasing, instalment credit, invoice discounting, foreign exchange facilities, interest and exchange rate hedging instruments, executor, trustee, life assurance, pension and financial advisory services, including mergers and acquisitions. The Group provides services in euro and other currencies. The Group markets and sells its products on a domestic basis through its extensive nationwide distribution network in Ireland, which consists of 254 full time service branches and approximately 1,280 ATMs, its direct telephone banking service, direct sales forces and its online services.

The UK Financial Services (UKFS) division incorporates Business Banking in the UK, the branch network in Northern Ireland, the discontinued intermediary sourced mortgage business operating under Bristol & West and Bank of Ireland brands and the joint ventures with the UK Post Office, namely Post Office Financial and Travel Services. In addition, the Bank provides corporate lending and treasury products and services to corporate customers in the UK through its Corporate Banking and Global Markets businesses which have offices in Belfast, Bristol and London.

Operations in the rest of the world are undertaken by:

•
Corporate Banking, which is engaged in international lending, with offices located in France, Germany, and the US;

•
Global Markets, which delivers a comprehensive range of risk management products to the Group's customer base.

CORPORATE STRUCTURE

As at 31 December, 2010 the Group organised its businesses into Retail Republic of Ireland, Bank of Ireland Life (BoI Life), UK Financial Services, Capital Markets, and Group Centre. Capital Markets includes both the Corporate Banking and Global Markets businesses. The Group's operations extend geographically throughout Ireland, the UK, Europe and the US. The segmental analysis note, shown in note 2 to the consolidated financial statements includes an analysis of profit contributions by both geographic segments and by business classes. See also Item 5 "Operating & Financial Review and Prospects" and note 58 to the Consolidated financial statements for further information in relation to the Approved 2010 EU Restructuring Plan and planned disposals.

Retail Republic of Ireland

Retail Republic of Ireland includes all the Group's branch operations in the Republic of Ireland. The branches offer a wide range of financial products and services in addition to the deposit, lending, checking account and other money transmission services traditionally offered by banks. It also includes BoIMB, ICS, Private Banking, instalment credit and leasing business, credit card operations, commercial finance/invoice discounting businesses, foreign exchange operations and a direct telephone and online banking unit.

As at 31 December, 2010 Branch banking in the Republic of Ireland operated approximately 254 full service branches. A full range of banking services is provided to all major sectors of the Irish economy, including small and medium sized commercial and industrial companies. Branches provide checking accounts, demand and term deposit accounts, overdrafts, term loans and home loans as well as money transmission and foreign exchange services. Also available through branches are credit cards, life assurance, pension and investment products, as well as loan and deposit products of other Group businesses. Customers also have access to online and telephone banking services.

BoIMB's principal activities are the issuance of Irish residential mortgages, primarily sourced through the branch network, together with the issuance of mortgage covered securities in accordance with the Asset Covered Securities Act, 2001 to 2007 to provide funding to the Group. As at 31 December 2010, the total amount outstanding in respect of mortgage covered securities issued was €10.2 billion. As at the same date, the total value of the mortgage covered pool, including mortgage assets and cash, securing the mortgage covered securities was €14.7 billion.

ICS Building Society is involved in mortgage lending secured by residential properties and the collection of deposits. Its mortgage business is generated principally by referrals from intermediaries. ICS Building Society deposits are generated by referrals from the Bank's branches.

Bank of Ireland Private Banking provides wealth management solutions to high net worth individuals in Ireland. It offers a complete private banking service utilising an extensive range of investment, fiduciary and banking products.

Bank of Ireland Finance provides instalment credit and leasing facilities. Its products are marketed to the personal, commercial and agricultural sectors by a direct sales force, through the Bank's branches and by intermediaries such as dealers, retailers and professionals with whom it has established relationships. Its products include secured instalment credit, leasing and insurance premium finance. Bank of Ireland Commercial Finance provides working capital finance through invoice discounting and stocking facilities.

Bank of Ireland Life

Bank of Ireland Life comprises the Group's businesses that operate in the life and pensions market in Ireland. New Ireland Assurance Company plc (NIAC) is a manufacturer of pension, life assurance and related products for individuals and SME's as well as a distributor in the independent intermediary and direct sales channels. Bank of Ireland Life is the distributor to Group customers in Ireland through the branch network. As one of the commitments under the Approved 2010 EU Restructuring Plan the Group is required to sell NIAC. On 8 June 2011, the Group announced that the divestment period for NIAC is expected to be extended by twelve months from the date originally agreed.

Capital Markets

The principal constituents of the Capital Markets division are Corporate Banking, Global Markets and IBI Corporate Finance.

Corporate Banking provides integrated relationship banking services to a significant number of the major Republic of Ireland and Northern Ireland corporations, financial institutions and multi-national corporations operating in or out of the island of Ireland. The range of lending products provided includes, but is not limited to, overdraft and short term loan facilities, term loans, project finance and structured finance. Corporate Banking is also engaged in international lending, with offices located in London, Paris, Frankfurt and the United States. Its international lending business includes, but is not limited to, acquisition finance, project finance, term lending, and asset based financing, principally in the United Kingdom, Europe and the US.

Global Markets is responsible for managing the Group's interest rate and foreign exchange risks, while also responsible for executing the Group's liquidity and funding requirements. Global Markets trades in a range of market instruments on behalf of the Group itself and the Group's customers. The trading activities include, but are not limited to, dealing in foreign exchange spot and forward contracts, options, inter bank deposits and loans, financial futures, bonds, swaps and forward rate agreements and equity tracker products. Global Markets also operates in the United Kingdom and the US.

IBI Corporate Finance provides independent financial advice to public and private companies on takeovers, mergers and acquisitions, disposals and restructurings, in addition to fund raisings, public flotations and stock exchange listings.

UK Financial Services

UK Financial Services brings together the Group's retail activities in the UK.

Personal Lending UK provides residential mortgages products, operating through its Northern Ireland branch network and Post Office channels, and motor finance products operating through its Northern Ireland branch network and broker and intermediary channels.

The Bank announced in January 2009 that it was exiting its intermediary broker-originated residential mortgage business. Since then, the mortgage operation has been closed to new business from the intermediary broker channel. The Group will also attempt to accelerate the wind down of the UK intermediary broker mortgage book by way of sale, but does not have an obligation to sell this book at less than book value. (The Northern Ireland branch and Post Office channels remain open for residential mortgage business).

Business Banking UK operates both a retail and business bank in Northern Ireland, and solely as a business bank in Great Britain.

The retail business in Northern Ireland has a network of 44 branches and offers deposit products, lending, checking accounts and other money transmission services typically offered by retail banks. The business banking unit mainly provides loan facilities to medium to large corporate clients while also providing international banking, treasury, current asset financing, leasing and electronic banking services. Offshore deposit taking services are offered through the Isle of Man operations.

Post Office Financial Services (POFS) sells banking and insurance products directly and through the UK post office branch network. The banking products offered include savings accounts, credit cards and mortgages. The principal insurance products are car, home and life insurance.

First Rate Exchange Services Limited provides personal foreign exchange services through the UK post office branch network and online channel. The Group also has a contract to provide an ATM infrastructure (over 2,000 ATMs) and related services in various Post Office locations.

On 1 November 2010, the Group transferred a substantial part of its UK business to a newly-incorporated, wholly-owned licensed banking subsidiary, Bank of Ireland (UK) plc. The establishment of a UK subsidiary, directly regulated by the FSA, enables the Group to offer products in the UK market that are directly comparable with existing UK mainstream providers from a risk and protection standpoint. The main businesses that were transferred were Business Banking UK, a portion of the UK residential and commercial mortgage books, together with selected Bank of Ireland branded deposits, Post Office branded deposits and the joint ventures with the UK Post Office. The results of the businesses which have been transferred to Bank of Ireland (UK) plc continue to be reported within the UKFS division.

Group Centre

Group Centre comprises the central support functions for the Group including Finance, Group Credit and Market Risk, Group Governance Risk and Human Resources. In the Group's financial statements, Group Centre also reflects the costs associated with capital management activities, unallocated support costs and the cost of the Government Guarantee Scheme.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

Acquisitions

There were no principal acquisitions in the three financial periods to 31 December 2010.

Divestitures

The principal capital divestitures in the three financial periods to 31 December 2010 consist of the following:

Iridian Asset Management LLC

During the nine months ended 31 December 2009 the Group disposed of its interest in Iridian Asset Management LLC (Iridian). Iridian was a 100% subsidiary of BIAM US Inc and acted as an Institutional Asset Manager in the US market within the Capital Markets division of the Group. In the Annual Report for the year ended 31 March 2009 the impact of a fall in assets under management in the latter part of that year was highlighted and it was noted that the Group was reviewing its strategic options for this business. The disposal was concluded on 30 June 2009 with a resulting loss on disposal of €10 million.

In the year ended 31 March 2009 an impairment charge of €201 million on goodwill relating to Iridian was recognised in the income statement.

Guggenheim Alternative Asset Management LLC

At 31 March 2009, the Group held a 71.5% interest in Guggenheim Alternative Asset Management LLC ("Guggenheim"). During the nine months ended 31 December 2009, the Group disposed of a 49.5% interest in Guggenheim with the intention of disposing of the remaining interest (22%) in the following year. Guggenheim acted as a US based fund of hedge funds manager within the Capital Markets division of the Group. Similar to Iridian, the significant drop in assets under management in the latter part of the last financial year following the turmoil in global markets prompted the Group to consider its strategic options for this business. The disposal of the 49.5% stake was concluded on 31 August 2009 with a resulting profit on disposal of €7 million. The remaining 22% interest is of negligible value with minimal control or influence.

In the year ended 31 March 2009 an impairment charge of €103 million on goodwill and other intangibles relating to Guggenheim was recognised in the income statement.

MATERIAL SUBSIDIARIES

The principal group undertakings at 31 December 2010 were:

Name	Principal activity	Country of incorporation	Statutory year end
Bank of Ireland International Finance Limited*	International asset financing	Ireland	31 December
Bank of Ireland Life Holdings Limited*	Life assurance and pensions	Ireland	31 December
Bank of Ireland Mortgage Bank*	Mortgage lending and issuance of mortgage covered securities	Ireland	31 December
Bank of Ireland (UK) plc*	Retail financial services	England and Wales	31 December
First Rate Exchange Services Holdings Limited(1)	Foreign exchange	England and Wales	31 March
ICS Building Society*	Mortgage lending and deposit gathering	Ireland	31 December
New Ireland Assurance Company plc	Life assurance business	Ireland	31 December
Midasgrange Limited (t/a Post Office Financial Services)(2)	Retail financial services	England and Wales	31 March

*
Direct subsidiary of The Governor and Company of the Bank of Ireland.

(1)
This entity is a joint venture with the UK Post Office, in which the Group holds 50% of the equity of the business.

(2)
This is a venture with Post Office Limited in the UK in which the Group holds 50.01% of the equity of the business

All the Group undertakings are included in the consolidated accounts. Except as otherwise indicated, the Group owns 100% of the equity of the principal group undertakings and 100% of the voting shares of all these undertakings and in the case of ICS Building Society, 100% of the investment shares.

DESCRIPTION OF PROPERTY

At 31 December 2010, the Group operated 298 full time retail bank branches of which 254 were in Ireland and 44 in Northern Ireland. There are no full service retail bank branches in Britain.

Operations in the rest of the world are undertaken by Corporate Banking through offices located in the UK, France, Germany, Australia and the US and by Global Markets through offices located in the UK and the US. These premises are owned directly by the Group or held under commercial leases. The premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for the Group's current and anticipated operations. Details of acquisitions and disposals during the year are given in note 33 to the consolidated financial statements under the heading "Property, Plant and Equipment".

The Bank of Ireland Group's former headquarters, located at Lower Baggot Street, Dublin 2, Ireland, comprise a complex of three buildings constructed in the 1970's having approximately 20,439 square metres (220,000 square feet) of net floor space, which the Bank leases on commercial terms. The Group also occupies approximately 49,354 square metres (531,000 square feet) of net floor space for central functions in Dublin, of which 682 square metres (7,000 square feet) is sublet, in addition to the offices and administrative buildings of Bank of Ireland Life and the multi occupied property at 40 Mespil Road referred to below.

The property at 40 Mespil Road, Dublin 4 having approximately 11,133 square metres (120,000 square feet) of net floor space became the Group's Head Office with effect from 12 April 2010 and the registered office of the Governor and Company of the Bank of Ireland on 1 July 2010. Approximately 1,737 square metres (19,000 square feet) of net floor space is sub-let on short term commercial lease.

The Bank's UK operations occupy approximately 36,988 square metres (398,000 square feet) of net floor space in the UK for business centres and administrative support functions. The majority of these premises are held on individual leases with different expiry dates. As a result of changes in the UK operations, there are a number of leased premises that are no longer used in support of business operations. These properties are either sub-let or vacant and on the market. There are no new major projects in progress which will have a significant bearing on occupied floor space but opportunities to exit leases and consolidate space are being reviewed or taken as and when they arise.

The head office of Bank of Ireland Life is located at 9/12 Dawson Street, Dublin, Ireland. The head office and administrative buildings occupy approximately 5,388 square metres (58,000 square feet) of net floor space. Bank of Ireland Life also has a network of 11 branches operating through New Ireland Assurance Company plc.

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

Ireland and Northern Ireland

The Group provides a full range of banking services in Ireland and Northern Ireland and is subject to strong competition from various types of institutions in the financial services sector. The Group's main competitors across the full range of banking activities are other banks, in particular Allied Irish Banks plc, Ulster Bank Limited (in both Ireland and Northern Ireland), National Irish Bank Limited (in Ireland), Northern Bank Limited (in Northern Ireland) and Irish Life and Permanent plc (in Ireland).

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

The general competitive environment in Ireland is subject to the operation of the Competition Act, 2002 (as amended), and in the UK (including Northern Ireland) the Competition Act 1998 and the Enterprise Act 2002. National legislation in both Ireland and the UK reflects and supplements EU competition legislation.

United Kingdom

The Bank of Ireland Group's operations in the UK focus on specific business niches, in particular business banking, mortgage lending and retail financial services (the latter through a joint venture with the UK Post Office).

The UK has a competitive and sophisticated financial market. The Group's principal competitors include other providers of personal and commercial financial services, such as banks, building societies and insurance companies many of which have extensive branch networks throughout the UK.

One of the effects of the financial crisis on the UK market has been to consolidate the market share of the largest market participants (for example through the Lloyds TSB merger with HBOS and the acquisition of the Bradford and Bingley deposit book by Santander), enabling greater economies of scale and lower costs. Nevertheless, the general thrust of official thinking in the UK is that ways must be found to make the UK market more competitive, in order to counter the perceived impact of this consolidation—see under inquiries below.

International

In those markets where the Group's strategy is to create niche businesses internationally the range and number of competitors is even more extensive. In addition, certain businesses based in Ireland, such as corporate finance or asset management, face competition on an international rather than a national basis.

Inquiries

In November 2010 the Office of Fair Trading concluded a review into Barriers to Entry, Expansion and Exit in Retail Banking in the UK. It identified a number of factors that might discourage new market entrants. Likewise, the UK Independent Commission on Banking in its Interim Report of April 2011 suggested a number of ways in which smaller, newer institutions could be encouraged to compete with larger established participants and made recommendations about the divestiture of the Lloyds HBOS to improve competition by enabling the entry of a strong effective challenger. The sort of steps suggested by the Office of Fair Trading and the Commission, if taken by the UK government, might improve the position of the Bank of Ireland Group's operations in the UK over the long term but are likely to result in increased cost and operational complexity in the short to medium term.

In 2011 the UK Competition Commission varied its previous (2008) Order in relation to Personal Current Accounts in Northern Ireland, largely to align it with EU legislation in the Consumer Credit and Payment Services Directives respectively. The broad intention of the 2008 order is to enhance competition in the Northern Irish market, following an enquiry by the Commission.

SUPERVISION AND REGULATION

IRELAND

1.     General regulation and supervision

Recent measures by the Irish Government to support the Irish financial sector have resulted in closer supervision of financial institutions as well as additional regulatory requirements relating to the specific measures implemented, such as the NPRFC Investment, the ELG Scheme and NAMA.

Banking activities in Ireland are regulated and supervised by the Central Bank. The Irish banking law regulations consist primarily of the Central Bank Acts 1942 to 2010, the 1992 Supervision Regulations, the 1992 Licensing Regulations, regulations made by the Minister for Finance under the European Communities Act, 1972, and regulatory notices issued by the Central Bank. These ministerial regulations and regulatory notices implement EU directives relating to banking regulation, including the First Banking Co-ordination Directive, the Second Banking Co-ordination Directive, the Solvency Ratio Directive, the Own Funds Directive, the Large Exposures Directive, the Deposit Guarantee Scheme Directive, the Capital Adequacy Directive and the Capital Requirements Directive. To the extent that areas of banking activity are the subject of EU directives, the provisions of Irish banking law reflect the requirements of those directives.

The 2010 Reform Act was commenced on 1 October 2010. The 2010 Reform Act creates a single fully integrated Central Bank with a unitary board, the Central Bank Commission, chaired by the Governor of the Central Bank. The Financial Regulator was dissolved and most of its existing functions were merged into the new structure. The Central Bank is now responsible and accountable for the prudential supervision of individual financial firms, ensuring the best interests of consumers of financial services are protected through conduct of business rules and contributing to the stability of the financial system overall.

The Central Bank also has responsibility for ensuring the efficient and effective operation of payment and settlement systems, for the provision of analysis and comment to support national economic policy development and for the performance of functions imposed on the Central Bank under the Rome Treaty and the Statute of the European System of Central Banks.

The 2010 Reform Act also included:

•
the requirement for the Central Bank to approve, prior to their appointment, key office-holders in financial service providers (the types of office-holder to which this obligation will apply will be prescribed by secondary legislation or by orders issued by the Central Bank;

•
the power of the Central Bank to suspend or remove a director, chief executive or other senior executive (prescribed in secondary legislation) from his or her position in a financial services provider;

•
the power of the Central Bank to impose levies for the purposes of funding regulation of financial service providers.

The 2010 Reform Act removed the promotion of financial services as one of the functions of the Central Bank. The 2010 Reform Act also provided for the transfer of some of the consumer information and education functions from the Central Bank to the National Consumer Agency, with the National

Consumer Agency being granted the power to impose levies on financial service providers, including the Bank, for the purposes of funding its performance of these functions.

The Central Bank has published a consultation paper on the rules and the proposed regulations it intends to apply in order to implement fitness and probity standards of corporate governance under Part 3 of the 2010 Reform Act. The consultation period ended on 20 May 2011 and the new rules are intended to come into effect on 1 September 2011.

The Central Bank and Financial Services Authority of Ireland (CBFSAI) Act, 2003 (CBFSAI Act), established the Irish Financial Services Appeals Tribunal, which hears and determines appeals under any of the designated enactments or statutory instruments referred to above that have the effect of imposing a sanction or liability on any person. The provisions of the CBFSAI Act, 2003 relating to the Irish Financial Services Appeals Tribunal became effective on 1 August 2004.

All Irish licensed banks are obliged to draw up and publish their annual accounts in accordance with the European Communities (Credit Institutions: Accounts) Regulations, 1992 (as amended, including by the European Communities (Credit Institutions) (Fair Value Accountancy) Regulations, 2004 and the European Communities (Statutory Audits) (Directive 2006/43/EC) Regulations, 2010). As a listed entity, the Group is required to prepare its financial statements in accordance with IFRS and with those parts of the Companies Acts applicable to companies reporting under IFRS and Article 4 of the EU Council Regulation 1606/2002 of 19 July 2002.

Subject to the provisions of the 1992 Licensing Regulations relating to mutual recognition of credit institutions authorised elsewhere in the EU, the Central Bank Act, 1971 restricts the carrying on of banking business in Ireland to holders of licences granted under the 1971 Act. The 1971 Act stipulates that licence holders must maintain a minimum deposit with the Central Bank. The Central Bank has a qualified discretion to grant or refuse a licence and may attach conditions to any licences granted. The Bank holds a licence granted under the 1971 Act. The Central Bank, after consultation with the Minister for Finance, may revoke a licence under certain circumstances specified in the 1971 Act.

The Central Bank has statutory power to carry out inspections of the books and records of licence holders and to obtain information from licence holders about their banking and bank related business. Pursuant to this power, the Central Bank carries out regular review meetings and periodically inspects licensed banks. The Central Bank is also empowered by law to obtain information from licence holders about their banking and bank related business.

The Central Bank may also prescribe ratios to be maintained between and requirements as to the composition of, the assets and liabilities of licensed banks and to make regulations for the prudent and orderly conduct of banking business of such banks.

The Group is required to comply with the liquidity requirements applied by the Central Bank and with the requirements of local regulators in those jurisdictions in which liquidity requirements apply to the Group. The Central Bank requires that banks have sufficient payment resources (cash inflows and marketable assets) to cover 100% of the expected cash outflows in the 0 to 8 day time horizon and 90% of expected cash outflows in the 8 to 30 day time horizon.

The Group is also subject to EU rules relating to capital adequacy, and in the area of monitoring and control of large exposures, by way of the Banking Consolidation Directive as implemented in Irish legislation. The capital framework as set out in the Capital Requirements Directive has been transposed into Irish law via the European Communities (Capital Adequacy of Investment Firms) Regulations 2006 (S.I. No. 660 of 2006) and the European Communities (Capital Adequacy of Credit Institutions) Regulations 2006 (S.I. No. 661 of 2006) (as amended by the European Communities (Capital Adequacy of Credit Institutions) (Amendment) Regulations 2009 (S.I. No. 514 of 2009)) and by way of administrative notice. These regulations set forth minimum start up and ongoing capital requirements for banks licensed by the Central Bank and require applicants for a licence to notify the Central Bank of the identity of certain shareholders and the size of their holdings in the applicant. The Central Bank also sets requirements and standards from time to time for the assessment of applications for licences. The most recent requirements and standards which were published initially in the "Quarterly Review of the Central Bank, Winter 1995" have been updated regularly and are non-statutory requirements which are applied by the Central Bank to credit institutions as a supplement to the statutory requirements referred to generally in this paragraph but do not purport to interpret or refer comprehensively to the statutory provisions applicable to credit institutions.

The Group is subject to extensive regulation and regulatory supervision in relation to the levels of capital in its business. As a result of the current environment and market events, the minimum regulatory requirements imposed on the Group, as well as the manner in which the existing regulatory capital is calculated could change in the future.

Capital Requirements Directive II (CRD II) is a package of measures adopted by the European Parliament and Council on 16 September 2009 and implemented in Ireland by the European Communities (Directive 2009/111/EC Regulations) 2010, the most important of which are as follows:

•
Technical changes to the capital requirements for the trading book, including credit risk mitigation for counterparty credit risk;

•
Rules and regulations to strengthen the co-operation between supervisors in crisis situations and to strengthen the powers of (host) supervisors to collect information about systemically relevant branches of supervised financial institutions;

•
Improving the quality of firms' capital by establishing clear EU-wide criteria for assessing the eligibility of hybrid capital to be counted as part of a firm's overall capital. CRD II specifies the features that hybrid capital must have regarding permanence, flexibility of payments and loss absorbency to be eligible as Tier 1 Capital;

•
Enhancing the management of large exposures by restricting a firm's lending beyond a certain limit to any one party;

•
Further elaboration of the rules on liquidity risk management;

•
Improving the risk management of securitisation, including a requirement to ensure that a firm does not invest in a securitisation unless the originator retains an economic interest;

Capital Requirements Directive III was implemented on 1 January 2011 by the European Communities (Directive 2010/76/EU) Regulations 2010 with some specific items being phased in over the next two years. It introduces a number of changes in response to the recent and current market conditions, which may:

•
Increase the capital requirements for trading books to ensure that a firm's assessment of the risks connected with its trading book better reflects the potential losses from adverse market movements in stressed conditions;

•
Limit investments in re-securitisations and impose higher capital requirements for re-securitisations to make sure that firms take proper account of the risks of investing in such complex financial products; and

•
Increase disclosure standards.

As discussed in the risk factor "The Group is subject to extensive regulation and oversight. New regulatory obligations could have a material adverse effect on the Group's results, financial condition and prospects", there is still significant uncertainty around the final requirements and the implementation by the Central Bank of both Capital Requirements Directive II and Capital Requirements Directive III as it relates to the Group.

On 16 December 2009, the Basel Committee on Banking Supervision, a forum for regular co-operation on banking supervisory matters, published a consultation paper entitled "Strengthening the resilience of the banking sector". The consultation paper contains proposals to strengthen the global capital framework by, among other things, raising the quality of the Core Tier 1 Capital base in a harmonised manner (including through changes to the items which give rise to adjustments to that capital base), strengthening the risk coverage of the capital framework, promoting the build up of capital buffers and introducing a global minimum liquidity standard for the banking sector. The consultation paper was open for consultation until 16 April 2010. On 26 July 2010, the Basel Committee on Banking Supervision announced revised proposals, which were further clarified on 12 September 2010. The final paper was published on 16 December 2010 entitled "Basel III: A global regulatory framework for more resilient banks and banking systems". These proposals are to be phased in from 1 January 2013 to 1 January 2018.

On 26 February 2010, the European Commission issued a public consultation document on further possible changes to Capital Requirements Directive (CRD) IV which is closely aligned with the initial proposals of 16 December 2009 from the Basel Committee. Final changes in CRD IV are expected in mid 2011.

The Solvency II Directive (Directive 2009/138/EC) is a fundamental review of the capital adequacy regime for the European insurance industry. When implemented (required by 31 October 2012) the capital structure and overall governance of the Group's life assurance business will alter significantly to the extent that New Ireland Assurance Company PLC has not been disposed of in accordance with the terms of the Revised 2011 EU Restructuring Plan and this may have an impact on the capital structure of the Group.

When the changes to minimum capital standards are implemented as currently proposed, in particular the changes proposed by the Basel Committee and the CRD IV consultation document relating to the definition of instruments that are eligible to be included within the Core Tier 1 Capital base, they are expected to have an impact on the capital and asset and liability management of the Group.

The Group's operations in overseas locations are subject to the regulations and reporting requirements of the regulatory and supervisory authorities in the overseas locations with the Central Bank having overall responsibility for their regulation and supervision. The Central Bank is required to supervise the Group on a consolidated basis, i.e. taking account of the entire Group activities and relationships.

Licensed banks must notify their existing fees and charges and related terms and conditions, and any changes therein from time to time to the Central Bank, who can direct that no fees, charges or increases or changes therein be made without its approval.

All credit institutions are obliged to take the necessary measures to counteract money laundering effectively in accordance with the Criminal Justice (Money Laundering and Terrorist Financing) Act 2010 and the guidance notes relating to the Criminal Justice (Money Laundering and Terrorist Financing) Act 2010 when finalised, which guidance notes are being reviewed by the Central Bank as at the date of publication of this Annual Report.

Under the European Communities (Deposit Guarantee Schemes) Regulations, 1995 (as amended) the Central Bank also operates a statutory depositor protection scheme (the "Deposit Guarantee Scheme") to which both licensed banks (including the Bank) and building societies (including ICS Building Society) are required to make contributions amounting to 0.2% of their total deposits. The Deposit Guarantee Scheme provides compensation in respect of current accounts, demand deposit accounts, term deposit accounts, share accounts and deposit accounts with building societies and credit unions. The maximum level of compensation payable to any one depositor was increased in 2008 to €100,000 per depositor per institution. Previously it was 90% of the aggregate deposits held by that depositor subject to a maximum compensation of €20,000. The Deposit Guarantee Scheme does not have an end date. The ELG Scheme applies to relevant deposits in addition to the Deposit Guarantee Scheme. The first €100,000 of a depositor's funds at an institution is covered by the Deposit Guarantee Scheme and any excess is covered by the ELG Scheme.

Under the Deposit Guarantee Scheme, the compensation payment process is initiated by either the Central Bank determining that a credit institution is unable to repay deposits due to its financial condition, or a court making a ruling, for reasons directly related to a credit institution's financial circumstances, that suspends depositors' ability to make claims against that institution. The Central Bank is expected to pay compensation to depositors within 21 days of a determination that deposits are unavailable, or of a ruling by the court (subject to the terms and conditions set out in the regulations).

In 1997, the EU Investor Compensation Directive laid down basic requirements for investor compensation schemes. This was done to provide a harmonised minimum level of investor protection across the EU. In Ireland, this Directive was transposed into Irish law pursuant to the Investor Compensation Act, 1998 under which the Investor Compensation Company Limited ("ICCL") was established. The main purpose of the scheme is to provide adequate funds out of which eligible investors (private clients) of failed investment firms are compensated for financial losses arising. The funds are generated solely from contributions from investment firms. The current contribution rate varies depending on the nature of the investment services provided and in certain situations, on the number of clients being provided with services by the firm. In the Group, Bank of Ireland Insurance and Investments Limited and Bank of Ireland Private Banking contribute to this fund.

This scheme covers certain investment products i.e. non-deposit based products where the investment intermediary is unable, due to its financial circumstances, to return client money or investment instruments owed or belonging to a private client. The amount recoverable from the ICCL is currently 90% of the customer's net loss from the investment product, or €20,000, whichever is the smaller. The ICCL can only begin the process of making compensation payments to eligible investors once it has been advised by the Central Bank that an authorised investment firm has either: been the subject of a court ruling which prevents the firm returning money or investment instruments to clients; or been the subject of a determination by the Central Bank that the firm is unable to meet its obligations arising from claims by clients.

The Central Bank has implemented a Consumer Protection Code and Minimum Competency Requirements. The Consumer Protection Code, fully effective from July 2007, applies to banks and building societies, insurance undertakings, investment business firms, mortgage intermediaries and credit unions. The Consumer Protection Code requires regulated entities to know their customers and their suitability for products or services, to prepare terms of business and minimum levels of information for customers, including disclosure requirements and customer record obligations, to identify all charges, fees or other rewards connected with the supply of a service and to establish processes to deal with errors, complaints and conflicts of interest. There are also detailed rules on the fairness of advertising, and specific sectoral rules on banking products, loans, insurance services and investment products. On 28 October 2010, the Central Bank published a consultation paper on the Consumer Protection Code, outlining proposed new requirements for regulated entities when dealing with consumers in addition to strengthening the existing Consumer Protection Code requirements in certain areas. Consultation on the revised Consumer Protection Code closed on 10 January 2011 and the Central Bank has indicated that it intends to publish the revised Consumer Protection Code by mid-2011.

The Minimum Competency Requirements, effective from January 2007, require employees of regulated entities who provide advice on or sell retail financial products to acquire the competencies set out therein and to engage in continuing professional development on an ongoing basis. In June 2010 the Central Bank published a consultation paper seeking views on proposed amendments to the Minimum Competency Requirements. The closing date for submissions was 13 August 2010. The Central Bank has indicated that it intends to introduce the revised Minimum Competency Requirements by the second quarter of 2011.

A financial services ombudsman's bureau and a financial services ombudsman council have been established under the Central Bank and Financial Services Authority Act of 2004. This Act also sets out the functions and powers of that council and bureau, respectively.

Financial Regulator—Prudential Capital Assessment Review

Regulatory Initiatives and Capital Stress Testing

March 2010 Prudential Capital Assessment Review

In March 2010 the Central Bank completed a Prudential Capital Assessment Review (PCAR) for Bank of Ireland in order to assess its capital requirements. This review took into account both expected base and potential stressed loan losses, together with other financial developments, over a 3 year time horizon to 2012.

The PCAR was undertaken with reference to:

•
a target Core tier 1 ratio level of 8% in the base case. As a further prudent requirement, the capital to meet the base case target must be principally in the form of equity to meet a targeted Equity tier 1 ratio of 7%; and

•
a target level of 4% Core tier 1 capital should be maintained in a stress scenario.

As announced on 30 March 2010, the outcome of this review was that the Central Bank determined that the Group needed to raise an additional €2.66 billion of equity capital by 31 December 2010 to comply with the PCAR. This requirement was exceeded following the successful completion of the capital raising initiatives for the Group which generated net additional equity capital of €3 billion.

July 2010 CEBS stress test

In July 2010 the Group was subject to the 2010 stress testing exercise co-ordinated by the Committee of European Banking Supervisors (CEBS), in co-operation with the European Central Bank (ECB) and under the supervision of the Central Bank.

The objective of the stress test, which was conducted on a bank by bank basis across 91 banks, was to assess the overall resilience of the EU banking sector and the banks ability to absorb further possible shocks on credit and market risks including sovereign risks. Bank of Ireland passed the stress test. Under the adverse scenario including the additional sovereign shock, Bank of Ireland's estimated Tier 1 capital ratio would be 7.1% at 31 December 2011 which is 1.1% or €933 million in excess of the threshold of 6% Tier 1 capital ratio agreed exclusively for the purpose of this exercise.

September 2010 PCAR update

On 30 September 2010 the Minister for Finance announced a change in the NAMA eligibility criteria such that where the total exposure of a customer was below €20 million, that customer's loans would not be transferred to NAMA, thus facilitating the completion of all NAMA transfers by 31 December 2010. The threshold had previously been set at €5 million. In addition the Minister stated that it was now 'possible for NAMA to forecast with confidence the final overall discount to be applied to the remaining tranches of loans'. The Central Bank confirmed on 30 September 2010 that the Group had sufficient capital to meet the PCAR standard (including the buffer set by the Central Bank for the non-NAMA portfolio) recognising the change in threshold and estimated NAMA haircuts announced by the Minister.

November 2010 PCAR update

On 28 November 2010 the Irish Government announced the details of the programme for support agreed with EU/IMF. As part of this programme the Central Bank announced a series of measures with the objectives of (a) achieving a reconfiguration and downsizing of the banks thereby putting the Irish banking system on a secure footing and (b) achieving a significant strengthening of the capital position of the Irish banking sector.

As a consequence the Central Bank set a new minimum capital requirement for the Group of 10.5% Core tier 1. The Central Bank also required the Group to generate/raise additional equity capital amounting to €2.199 billion in order to achieve a capital ratio of at least 12% Core tier 1 by the 28 February 2011. This was superseded by the outcome of the 2011 PCAR.

2011 PCAR update

On 31 March 2011 the Central Bank announced the results of the 2011 PCAR. The incremental capital requirement arising from the 2011 PCAR together with the capital raised and generated by the Group over the past two years will ensure a sustainable, robust future for Bank of Ireland as a systemically important bank, continuing to support our customers, and contributing to economic growth, thereby benefiting all our stakeholders.

The key highlights of the 2011 PCAR results for the Group are as follows:

A requirement to generate incremental equity capital of €4.2 billion including a regulatory buffer of €0.5 billion, leading to a very strongly capitalised Group with a proforma Core tier 1 ratio estimated to exceed 15% at 31 December 2010.

The equity capital requirement has been set to cover:

•
the higher target capital ratios set by the Central Bank of a minimum Core tier 1 ratio of 10.5% on an ongoing basis and a Core tier 1 ratio of 6% under the adverse stress scenario;

•
a prudent regulatory buffer of €0.5 billion for additional conservatism;

•
the adverse stress scenario loan loss estimates based on aggressively conservative assumptions;

•
not withstanding that the land and development loans of the Group where an individual customer/sponsor exposure less than €20 million at 31 December 2010 are not now expected to transfer to NAMA, the 2011 PCAR process was prepared under an assumption that the relevant loans would transfer to NAMA using conservative loss on disposal assumptions; and

•
a conservative estimate of losses arising from deleveraging under an adverse stress scenario.

In addition €1.0 billion of contingent capital is also required through the issue of a debt instrument which under certain circumstances would convert to equity capital.

European Banking Authority (EBA) stress testing

The European Banking Authority (EBA) was established on 1 January 2011 with a broad remit that includes safeguarding the stability of the EU financial system. The EBA is required, in cooperation with the European Systemic Risk Board (ESRB), to initiate and coordinate EU-wide stress tests to assess the resilience of financial institutions to adverse market developments. Building on experience of two previous EU-wide stress tests undertaken by the EBA's predecessor, the Committee of European Banking Supervisors (CEBS), the EBA is conducting a stress test on a wide sample of banks (including the Group) in the first half of 2011. This exercise is being undertaken in coordination with national supervisory authorities, the ESRB, the European Central Bank (ECB) and the European Commission.

The Group is subject to this test and the exercise is being carried out between March 2011 and June 2011. After a series of national supervisory authority reviews all results will be submitted centrally to the EBA. These results will undergo an extensive quality control and peer review process that will involve further interaction with national supervisory authorities and relevant banks as appropriate. The final set of results will be reviewed by the EBA's Board of Supervisors before expected publication in the second half of 2011.

The stress test is one of a range of supervisory tools used for assessing the resilience of individual financial institutions as well as the overall resilience of the system. The exercise is conducted on a bank-by-bank basis and the objective of the stress test is to assess the resilience of the EU banking system, and the specific solvency of individual financial institutions, to hypothetical stress events under certain restrictive conditions imposed by supervisors.

Recapitalisation of the Bank

Further information is shown in note 48 to the consolidated financial statements.

2.     Government Guarantee Schemes

The Government introduced the Credit Institutions Financial Support Scheme (CIFS) Guarantee Scheme on 30 September 2008 which guaranteed the deposits and certain liabilities of covered institutions and expired on 29 September 2010.

On 9 December 2009, the Minister for Finance commenced the Eligible Liabilities Guarantee Scheme (ELG) Scheme which is intended to facilitate participating institutions issuing debt securities and taking deposits with a maturity of up to five years on either a guaranteed or unguaranteed basis, provided the relevant liabilities are acquired during an Issuance Window which was initially scheduled to expire on 29 September 2010 but has since been extended, with the approval of the European Commission, to 31 December 2011. The Bank joined the scheme on 11 January 2010. The costs of participating in the ELG Scheme may be changed at the Minister for Finance's discretion. On 1 June 2011, the Minister for Finance announced that the European Commission approved an extension of a modified ELG Scheme to enable the issuance period to extend to 31 December 2011 subject to six-monthly state aid approval by the European Commission. The extension of the ELG Scheme is currently approved by the European Commission until 31 December 2011 (bonds and deposits issued under the ELG Scheme before 31 December 2011 will be covered up to maturity, subject to a maximum maturity of five years). In advance of the 31 December 2011 expiry date, the ELG Scheme will be subject to a review by the European Commission.

Under the ELG Scheme and the CIFS Guarantee Scheme, the Minister for Finance may impose restrictions on the expansion of capital and lending activity of the Group as a covered institution, the declaration and payment of dividends and the implementation of buy-backs or share redemptions. No covered institution, including the Group, may acquire shares in any other credit institution or financial institution, establish subsidiaries or enter into or acquire new businesses where such activities would increase the liability of the covered institution under the ELG Scheme or the CIFS Guarantee Scheme. In addition, the NTMA may issue directions to covered institutions to comply with some or all of the provisions of conduct, transparency and reporting requirements applicable to covered institutions under the ELG Scheme and the CIFS Guarantee Scheme. These restrictions continue under the terms of the ELG Scheme and survive the expiry of the CIFS Guarantee Scheme.

3.     NAMA

As a Participating Institution in NAMA, the Bank is subject to additional directions from the Central Bank and/or the Minister for Finance as to the conduct of its business. Under section 206 of the NAMA Act, the Central Bank may, with the approval of the Minister for Finance, give a direction to a Participating Institution in order to achieve the purposes of the NAMA Act. A direction under this section may restrict balance sheet growth, restrict the institution's ability to take over other credit institutions, require balance sheet reductions, or restrict or require consolidation and merger of Participating Institutions. Under section 207 of the NAMA Act the Central Bank may also direct a Participating Institution in writing to make any report that the Central Bank considers necessary to monitor the Participating Institution's compliance with the obligations under or by virtue of the NAMA Act. Pursuant to section 208 of the NAMA Act, a Participating Institution may also be directed by the Minister for Finance to draw up, or amend a restructuring or business plan and take reasonable steps to ensure than any draft business plan submitted to the Minister for Finance accurately contains all relevant information. If the Minister for Finance approves a draft business plan, the Participating Institution is obliged to take reasonable steps to implement that plan.

Section 131 of the NAMA Act provides that a Participating Institution from which NAMA has acquired an Eligible Bank Asset may be obliged to continue to service (i.e. manage) the Eligible Bank Asset and a Participating Institution must comply with directions given by NAMA in respect of servicing such assets. In addition, Section 133 of the NAMA Act provides that NAMA may, for the furtherance of the achievement of its purposes under the Act, give directions to a Participating Institution to deal in a specified way with an Eligible Bank Asset which was not acquired. In exercising servicing obligations for NAMA, a Participating Institution must ensure that all relevant authorisations, consents and licences are in place. It is also possible that NAMA may itself service Eligible Bank Assets that it acquires.

In the updated EU/IMF Programme announced on 28 April 2011, the Government stated that if it believes that the Group requires alternative methods to meet the deleveraging targets under the PLAR, it may reconsider the possibility (envisaged by the former Government) of transferring the land and development loans with a value of less than €20 million to NAMA (Source: EU/IMF Programme: Memorandum of Economic and Financial Policies, Department of Finance, 28 April 2011). The Government requires the Group to provide contingency plans to meet the deleveraging targets. Where the Government believes the contingency plans are not feasible, the Government will find and implement alternate ways of meeting the deleveraging goals and may reconsider the possibility of transferring the land and development loans of less than €20 million to NAMA. Consequently, there is uncertainty in the medium term around the final scope of the Group's loans transferring to NAMA and the potential final consideration to be paid by NAMA for these loans and the related loss to the Group.

Credit Review Guidelines under the NAMA Act

On 30 March 2010 the Minister for Finance brought into force the Credit Review Guidelines regarding lending practices and procedures relating to the review of decisions of Participating Institutions, including the Bank, to refuse credit. The guidelines set out the procedures to be operated by the Credit Reviewer. The Credit Reviewer has the power to review a Participating Institution's decision to refuse a credit application for between €1,000 and €250,000 by an SME, a sole trader or a farming enterprise. Where the Credit Reviewer makes a recommendation that, considering the viability and repayment capacity of the applicant, the credit facilities should have been granted, the Participating Institution is required to either comply with the recommendation or issue an explanation as to why compliance with the recommendation is not appropriate. The guidelines do not grant the Credit Reviewer the power to override the lending decision of the Participating Institution.

In addition to the power to review individual applications, the Credit Reviewer also has a general power to review the lending policies (including from the perspective of a particular sector) of each Participating Institution and to issue reports to the Minister for Finance following such a review.

NPRFC Investment

See Item 10 Charter and Bye-Laws.

New and proposed legislation impacting the regulation and supervision of the banking sector

4.     The Credit Institutions (Stabilisation) Act 2010 and the Credit Institutions (Resolution) Bill 2011

As a further measure to expand the Government's powers in respect of the banking sector, on 21 December 2010, the Stabilisation Act was signed into law. The Stabilisation Act provides for significant powers to recapitalise and restructure the Irish banking industry for the period up to 31 December 2012.

Pursuant to the Stabilisation Act, where the Minister is of the opinion that a formal mandatory order is necessary to achieve the purpose of the legislation, the Minister may, following consultation with the Governor of the Central Bank and the relevant institution, make a proposed order in relation to the relevant institution. The proposed order may take the form of a direction order, a transfer order, a special management order or a subordinated liabilities order as follows:

Direction orders

The Minister is empowered to make proposed direction orders requiring a relevant institution to take or refrain from taking any action, where such orders are necessary for the achievement of the purposes of the Stabilisation Act, including direction orders to:

•
issue shares to the Minister or his nominee on terms and conditions and at a consideration set by the Minister notwithstanding any pre-emption rights or the provisions of the Listing Rules;

•
apply for the de-listing or suspension of a relevant institution's stock, or to change the listing from a regulated market to another multi-lateral trading facility;

•
increase the authorised share capital of a relevant institution to permit it to issue units of stock to the Minister or his nominee;

•
make a specific alteration to the memorandum and articles of a relevant institution (including the alteration of the rights of stockholders or any class of stockholders); or

•
dispose of a specified asset or liability or a specified part of a relevant institution's undertaking.

Transfer orders

The Minister is empowered to make proposed transfer orders in respect of the assets or liabilities of a relevant institution and may specify the name of the transferee, any terms and conditions to which the transfer is subject, the assets and liabilities or classes or kinds of assets or liabilities to be transferred and any consideration to be paid by the transferee. The terms of the proposed order may include the provision of financial incentive (a payment, loan, guarantee or other financial assistance) to any person to become a transferee of assets or liabilities of a relevant institution.

Special management orders

The Minister may make a proposed order appointing a special manager to the Group, for a period of up to six months, to take over the management of a relevant institution and to maintain its business as a going concern. The special manager would have the sole authority over and direction of all officers and employees of the relevant institution and would maintain its business with a view to preserving and restoring the financial position of the relevant institution in a manner consistent with the achievement of the purposes of the Stabilisation Act. A special manager would have the power to remove Directors, officers, employees and consultants of the Group. During the period when a special manager is appointed, the rights and powers of stockholders would be suspended and not exercisable.

Subordinated liabilities orders

The Minister may, pursuant to the Stabilisation Act, make a proposed subordinated liabilities order to postpone, terminate, suspend or modify the rights, liabilities, terms and any obligations associated with subordinated liabilities of a relevant institution, including the payment of interest, the payment of principal, the due date, the applicable law, the right to declare an event of default and any right to enforce payment. No proceedings can be instituted by subordinated creditors against a relevant institution on the grounds that it has failed to honour the terms of a subordinated liability where the High Court has made an order under the Stabilisation Act in respect of that subordinated liability. The High Court order may also provide for the granting of an equity interest to creditors affected by a subordinated liabilities order.

Procedure

Following the making of the proposed order, the Minister must apply to the High Court on an ex parte basis for a formal order in the terms of the proposed order. In the case of proposed direction orders, transfer orders and special management orders, the Stabilisation Act prescribes that the High Court must, if satisfied that the opinion of the Minister in making the proposed order is reasonable and is not vitiated by an error of law, grant the order in the terms of the proposed order. The High Court may grant an order in terms varied from the terms of the proposed order if there has been non-compliance with the statutory procedural requirements or the opinion of the Minister as to the necessity for the order was unreasonable, and it is appropriate and necessary to vary the terms having regard to the purpose of the legislation and any reports submitted to the court by the Central Bank. A slightly different procedure applies in respect of proposed subordinated liabilities orders. In advance of making a proposed subordinated liabilities orders, the Minister is obliged to have regard to a number of specified matters, including the amount of indebtedness of the relevant institution and the likely extent and nature of financial support provided to that institution by the Minister. The High Court will have regard to these matters in adjudicating the reasonableness of the Minister's opinion in making the proposed subordinated liabilities order.

In advance of the making of a proposed order, the Minister must deliver a written notice to the relevant institution setting out the terms of the proposed order and the reasons for the making of the order. The relevant institution may then have up to 48 hours in which to make written submissions to the Minister. Where there is an imminent threat to the financial stability of the relevant institution, an imminent threat to the financial stability of the financial system, or the Minister has reasonable grounds for believing that the confidentiality of the order may be breached, the notice period shall not apply and an application to the High Court for an order in the terms of the proposed order may be made without notice to the relevant institution. The notice period shall not apply where the relevant institution consents to the making of a proposed order.

The relevant institution, or a member of a relevant institution may apply to the High Court, within five days of the making of an order under the Stabilisation Act, to have the order set aside. In the case of a subordinated liabilities order, a subordinated creditor is permitted to make an application to the court. The High Court may set aside an order only in limited circumstances, namely, where there has been a failure to comply with the procedures set out in the Stabilisation Act, or where the Minister's opinion as to the necessity for the order is considered by the High Court to be unreasonable or vitiated by an error of law.

Ministerial requirements

In addition to the formal orders set out above, the Minister and the High Court may impose a wide range of other requirements on a relevant institution under the Stabilisation Act. A relevant institution may be required to provide information on request, suspend a specified activity for a specified period, draw up or amend one or more restructuring plans, and to take specified steps to restructure its executive management responsibilities, strengthen its management capacity and improve its corporate governance. In addition, the Minister may, by written notice, remove a person from a position of director or officer of the relevant institution or terminate the employment of a person with immediate effect. A relevant institution may be liable for compensation or damages if claimed by any person removed or whose employment is terminated in such circumstances, however a court cannot prevent or restrain the Minister from exercising his functions nor can the person removed be reinstated by a court or tribunal.

Directors' obligations

Pursuant to the Stabilisation Act, directors of relevant institutions, in the performance of their functions, are under a duty to have regard to the purpose of the Stabilisation Act, including the need to protect the State's interest in respect of the guarantees given by it under the Government Guarantee Schemes, to protect the interests of tax payers, to restore confidence in the banking sector and to underpin government support measures in relation to that sector and to align the activities of the relevant institution with the public interest. This duty is owed by directors to the Minister on behalf of the State and takes priority over any other duty of the directors to the extent of any inconsistency. The Minister may publish guidelines in relation to this duty. If the Minister is of the opinion that it is no longer necessary for this duty to apply in relation to a particular relevant institution, he may so order.

Legal effect of orders under the Stabilisation Act

The Stabilisation Act provides that any action taken pursuant to the legislation, which could give rise to a claim against a relevant institution in accordance with the relevant institution's contractual arrangements with third parties, will not give rise to such claims. Steps taken in preparation for the making of a direction order or transfer order, which could, of themselves, constitute events of default under the terms of a relevant institution's contractual arrangements are also immune from claims in this regard. Actions taken on the basis of High Court orders made pursuant to the Stabilisation Act have effect notwithstanding the Companies Acts, any other rule of law or equity, any code of practice, the memorandum and articles of the relevant institution, the Listing Rules or any agreement to which a relevant institution in bound or has an interest in. The taking of any action which is required pursuant to the Stabilisation Act does not require stockholder or director approval and any resolution passed by stockholders which would otherwise prevent the taking of action by a relevant institution pursuant to the Stabilisation Act is of no effect.

If the Minister makes a proposed order in relation to a relevant institution and the intention of the order, or part of order, is the preservation or restoration of the financial position of a credit institution, the Minister must declare in the proposed order that the proposed order, or part of it, is made with that intention, in accordance with the Credit Institution Winding Up Directive (CIWUD) Directive. If the Minister has made such a declaration in the proposed order and the Court is satisfied that the Minister made the proposed order, or part of it, with that intention, the Court shall declare in the relevant order that the order, or the relevant part of it, is a re-organisation measure for the purposes of the CIWUD Directive. This will enable the order to have extraterritorial effect in the EU.

The Minister may, following consultation with the Governor of the Central Bank, declare by order that certain provisions of the Stabilisation Act will not apply to a relevant institution, where in the opinion of the Minister the lifting of the provisions is necessary for one of several specified purposes, including to need promote the financial stability of the institution and the need to facilitate the return to normal operations of that institution.

The Stabilisation Act will cease to have effect on 31 December 2012, or a later date substituted by resolution of both houses of the Oireachtas (parliament of Ireland). It is anticipated that the Central Bank and Credit Institutions (Resolution) Bill 2011, (the "Resolution Bill") will have been enacted and commenced by that time.

Further information in relation to the impact of the Stabilisation Act on the Group's business is set out in the risk factor entitled "The introduction of Credit Institutions (Stabilisation) Act 2010 and the exercise of the powers under that legislation could have a material adverse effect on the Group's results, financial condition and prospects, notwithstanding that the objectives of the exercise of such powers may be for preserving, restoring or stabilising the Group or the Irish financial system generally. In addition, the statutory duties imposed on Directors by the Stabilisation Act to have regard to, amongst other things, the interests of the State, could require the Directors to act in a manner which is not always aligned with the interests of Stockholders as a whole." in Part I (Risk Factors) of this Annual Report.

The Resolution Bill, which was published on 28 February 2011, aims to provide an effective and expeditious regime for dealing with failing credit institutions while minimising the cost to the State. The Resolution Bill, if enacted, will apply to all authorised credit institutions in the State (including the Group) once the temporary emergency regime under the Stabilisation Act expires. The Central Bank will be given sweeping powers to intervene where a credit institution is failing.

There are various pre-conditions which must be met before the Central Bank can intervene under the Resolution Bill, which include:

•
the existence of a present or imminent serious threat to the financial stability of the credit institution or serious concerns relating to its financial stability or that of the State;

•
the credit institution failing, or the likelihood that a credit institution will fail, to meet a regulatory requirement; and

•
circumstances exist in which it is not in the public interest to wind up the credit institution immediately.

The Resolution Bill proposes that a fund be established for the resolution of financial instability in credit institutions. This fund would be financed by a levy on credit institutions and any contribution from the Minister for Finance. The fund would be managed by the Central Bank. The Programme for Government confirms the Government's commitment to the introduction of the Resolution Bill.

If the pre-conditions are met and if it is considered necessary, the Central Bank would be able to make an application to the High Court seeking an order to:

•
transfer all or part of the assets and/or liabilities of an authorised credit institution to a designated transferee, including a bridge-bank established to hold such assets and liabilities temporarily; and

•
impose a special management regime on a credit institution.

The Central Bank would be empowered to present a petition to the High Court for the winding up of a failing credit institution in certain circumstances and further, no person would be allowed to petition to wind up a credit institution without giving the Central Bank notice and receiving the approval of the Central Bank.

The Central Bank would be able to direct an ailing credit institution to submit and implement a recovery plan. The Central Bank could itself prepare a resolution plan in relation to a credit institution if deemed necessary.

UNITED KINGDOM

The Group's subsidiary bank in the United Kingdom, Bank of Ireland (UK) plc, comprises the Group's Post Office joint ventures, its branch business in Northern Ireland, assets from its former intermediary mortgage business, and other parts of its UK business banking operations.

Bank of Ireland (UK) plc

Bank of Ireland (UK) plc, a wholly owned subsidiary of the Group, commenced business on 1 November 2010. It is a United Kingdom registered bank which is directly authorised and regulated by the FSA and therefore subject to the full FSA prudential and conduct of business regulatory regime.

Bank of Ireland (UK) plc has, since its inception, undertaken the majority of Group banking business within the United Kingdom, which includes current account banking services, lending and deposit-gathering through the Northern Ireland branch network and business banking relationship managers; all new residential mortgage lending within the United Kingdom; and certain business and consumer credit provision activities.

As well as banking activities undertaken in its own name Bank of Ireland (UK) plc also owns and manages the Group interest in its financial services joint venture with the Post Office Limited. Bank of Ireland (UK) plc also acts as the product provider for deposits, residential mortgages and other banking products provided under this joint venture arrangement. As a consequence of these joint venture arrangements Post Office Limited is an appointed representative of Bank of Ireland (UK) plc for those activities it carries out which are regulated by the FSA.

As a consequence of Bank of Ireland (UK) plc being authorised by the FSA, deposits held with the firm are protected by the Financial Services Compensation Scheme (FSCS) which, as at 1 January 2011, protected the first £85,000 of deposits, per depositor, per institution.

Bank of Ireland

Under the Banking Consolidation Directive, the Bank of Ireland has the right to provide banking services on a cross-border basis, or through the establishment of a branch, to clients located in other EEA member states (known as "host" member states) on the basis of its "home" (Irish) authorisation, without the need for separate authorisation by the competent authorities of those "host" member states. This is known as "passporting".

The Bank of Ireland has exercised its EU "passport" rights to provide banking services in the United Kingdom through its UK branch and also the provision of services on a cross-border basis. These services consist of corporate banking and the management of those residential mortgage contracts within the United Kingdom that have not been transferred to Bank of Ireland (UK) plc.

The powers of the FSA in relation to 'passported' EEA credit institutions (such as the Bank of Ireland) are less extensive than those which it has in relation to UK authorized credit institutions (such as Bank of Ireland (UK) plc). Pursuant to the principle of "home country" control incorporated in the Banking Consolidation Directive, the competent authority of the "home country" (in Ireland, the Central Bank) has primary responsibility for the supervision of credit institutions incorporated in another EEA state. The FSA, however, retains specific responsibility, in conjunction with the Central Bank, for supervising the liquidity of branches of EEA credit institutions which operate in the United Kingdom. The FSA also has the right to carry out on-the-spot verifications of supervisory information relating to branches to ensure that EEA credit institutions carrying on activities listed in the Banking Consolidation Directive in the United Kingdom take sufficient steps to protect against risks arising from their open positions on financial markets in the United Kingdom. The FSA is also able to apply conduct of business rules to credit institutions providing banking services in the United Kingdom. For example, in relation to deposit taking, it has made rules about conduct of business, approval of advertisements, the handling of complaints and the avoidance of money laundering.

Under the Banking Consolidation Directive as implemented in the United Kingdom, the FSA is empowered in specified circumstances to impose a prohibition on, or to restrict the listed activities of, an EEA credit institution providing services into the United Kingdom. Consistent with the allocation of supervisory responsibilities in the Banking Consolidation Directive, the FSA would usually exercise its power only after consulting the relevant home state authority which, as a "consolidated supervisor" under the Banking Consolidation Directive, amongst other things, coordinates the gathering and dissemination of information amongst any relevant supervisory authorities. The home state authority also provides for the exchange of information and the planning and co-ordination of supervisory activities in crisis situations and in cases where the authorities become aware of contraventions of the law by institutions covered by the Banking Consolidation Directive operating in their territory. In addition to being able to enforce its conduct of business rules, the FSA also has certain enforcement powers under UK legislation.

Companies Act 2006 and Bank of Ireland Act 1821

As the Group has established a place of business in England, it is subject to the provisions of the United Kingdom Companies Act 2006 that affect overseas companies.

In respect of its banking operations in Northern Ireland, the Group is empowered under the Bank of Ireland Act 1821 to issue bank notes as local currency, and is subject to the provisions of the Bankers (Northern Ireland) Act 1928, the Bank of Ireland and Subsidiaries Act 1969 and the UK Financial Services and Markets Act 2000 (as amended) ("FSMA") in respect thereof. The Group intends to transfer the note issue activities to Bank of Ireland (UK) plc. A private bill to enable this to happen (the Bank of Ireland (UK) PLC Bill) is currently before the UK Parliament.

Regulatory oversight by the FSA

Since 1 December 2001, the FSA's power and responsibilities derive from the FSMA. The scope of the FSMA was extended in 2004 to include the sale and administration of certain retail mortgages and long-term care insurance, and in 2005 for general insurance intermediation. It was further extended in 2009 to include the provision of certain banking services that were previously covered by the Banking Code.

The FSA's basic method of supervising banks involves the regular reporting of statistical information and a regular set of returns giving balance sheet and consolidated statement of income data, material on the maturity structure of assets and liabilities, sector—analysis of business and details of concentration of risk in assets and deposits. Review meetings are held by the FSA with the management of regulated firms. Under the risk based approach introduced in 2001, the FSA's supervision of banks is based on a systematic analysis of the risk profile of each bank. The FSA also publishes requirements it expects banks to meet on matters such as capital adequacy, limits on large exposures to individual entities and groups of closely connected entities, and liquidity.

In order to maintain authorisation under the FSMA, regulated firms (such as Bank of Ireland (UK) plc) must be able to demonstrate that they meet (and will continue to meet) a number of "threshold conditions" set out in the FSMA. For example, authorised firms must have adequate financial resources, not have "close links" of a nature that would impede the FSA's supervision of the firm and generally satisfy the FSA that they are a "fit and proper" person. In addition, firms are subject to the rules set out in the FSA Handbook, which also provides guidance on the application and interpretation of these rules. The FSA Handbook contains rules governing senior management arrangements, systems and controls, conduct of business, training and competence, money laundering and complaints handling. Any person within an FSA-regulated firm performing a "controlled function" will also need to be personally approved by the FSA under its "Approved Persons" regime. Approved persons are individually regulated by the FSA, and personally accountable to it, and must meet ongoing standards of conduct and fitness and propriety. The FSA has the power to take a wide range of disciplinary actions against regulated firms and any FSA approved persons, including private warnings, public censure, the imposition of fines, the variation, suspension or termination of the firm's authorisation or the removal of approved status from individuals.

The regulation of retail mortgages under the FSMA is in relation to "regulated mortgage contracts", which are, broadly-speaking, owner-occupier credit agreements made on or after 31 October 2004 with individuals (whether consumer or business customers) and secured by first-ranking security over land in the United Kingdom. Subject to exemptions and exclusions: (a) a regulated mortgage contract is unenforceable against the borrower without a court order if the lender or the broker did not hold FSA authorisation; and (b) any "qualifying credit", which is any credit to an individual secured on land in the United Kingdom, is unenforceable against the borrower without a court order if it results from a financial promotion that is not issued or approved by an FSA authorised person. An individual borrower may have a claim for damages against an FSA authorised person for breach of FSA Handbook rules.

As a result of the EU Third Money Laundering Directive, the UK Money Laundering Regulations 2007 place a requirement on banks to verify the identity and address of customers opening accounts in the United Kingdom, and to keep records to help prevent money laundering and fraud. Guidance in respect of the Money Laundering Regulations 2007 is contained in the Guidance Notes of the Joint Money Laundering Steering Group, including in respect of the identification of new customers, record keeping and otherwise.

On 1 November 2009, the FSA introduced its Banking Conduct Regime for retail banking. The main constituents of the regime are: (a) extending the FSA's principles for businesses as they apply to deposit-taking, from prudential matters only, to conduct of business matters in addition; (b) conduct of business requirements in the Payment Services Regulations 2009 (the "PSR"), which apply to certain payment services made in euro or sterling; and (c) FSA Handbook rules on banking conduct of business, which apply to deposit-taking in respects not covered by the PSR. On 1 November 2009, the British Bankers' Association, the Building Societies Association and the UK Cards Association launched The Lending Code, a voluntary code on unsecured lending to personal and small business customers, which is monitored and enforced by the Lending Standards Board.

UK Banking Act 2009

Under the UK Banking Act 2009 (the "Banking Act"), substantial powers have been granted to HM Treasury, the Bank of England and the FSA (the "Authorities") as part of a special resolution regime (the "SRR"). These powers enable the Authorities to deal with a UK bank (such as the Bank of Ireland (UK) plc), building society or other UK institution with permission to accept deposits pursuant to FSMA (each a "relevant entity") in circumstances in which the Authorities consider its failure has become highly likely and a threat is posed to the public interest. The SRR consists of three stabilisation options and two insolvency and administration procedures applicable to UK banks which may be commenced by the Authorities. The stabilisation options provide for: (i) private sector transfer of all or part of the business of the relevant entity; (ii) transfer of all or part of the business of the relevant entity to a bridge bank established by the Bank of England; and (iii) temporary public ownership (nationalisation) of the relevant entity. In each case, the Authorities have been granted wide powers under the Banking Act including powers to modify contractual arrangements in certain circumstances and powers for HM Treasury to disapply or modify laws (with possible retrospective effect) to enable the powers under the Banking Act to be used effectively.

The purpose of the stabilising options is to address the situation where all or part of a business of a relevant entity has encountered, or is likely to encounter, financial difficulties, giving rise to wider public interest concerns. Accordingly, the stabilisation options may only be exercised if (a) the FSA is satisfied that a relevant entity (such as the Bank of Ireland (UK) plc) is failing, or is likely to fail, to satisfy the threshold conditions within the meaning of section 41 of the FSMA (which are the conditions that a relevant entity must satisfy in order to retain its authorisation to accept deposits), (b) following consultation with the other Authorities, the FSA determines that it is not reasonably likely that (ignoring the stabilising options) action will be taken that will enable the relevant entity to satisfy those threshold conditions, and (c) the Authorities consider the exercise of the stabilisation options to be necessary, having regard to certain public interest considerations (such as the stability of the UK financial systems, public confidence in the UK banking system and the protection of depositors). It is therefore possible that one of the stabilisation options could be exercised prior to the point at which any insolvency proceedings with respect to the relevant entity could be initiated.

HM Treasury or the Bank of England may exercise extensive share transfer powers (applying to a wide range of securities) and property transfer powers (including powers for partial transfers of property, rights and liabilities subject to certain protections made under The Banking Act 2009 (Restrictions of Partial Property Transfers) Order 2009) in respect of the Bank of Ireland (UK) plc. Exercise of these powers could involve taking various actions in relation to any securities issued by the Bank of Ireland (UK) plc

(including ordinary shares) without the consent of the Bank (as its sole shareholder), including (among other things): (i) transferring the shares notwithstanding any restrictions on transfer and free from any trust, liability or encumbrance; (ii) converting the shares into another form or class; (iii) modifying or disapplying certain terms of the shares; and/or (iv) where property is held on trust, removing or altering the terms of such trust.

The Financial Service Compensation Scheme

The FSMA established the Financial Services Compensation Scheme (the "FSCS"). This applies to the activities of Bank of Ireland (UK) plc but not those of Bank of Ireland in the UK (which are covered by the Irish compensation scheme arrangements summarised above), The FSCS pays compensation to eligible customers of FSA authorised financial services firms that are unable, or likely to be unable, to pay claims against them. The levels of compensation are, for example, for firms declared in default on or after 1 January 2010 (31 December 2010 deposits), per customer, per firm and per type of claim: (a) for deposits, 100% of the first £85,000 (100% of the first sterling amount equivalent to €100,000 for firms declared in default on or after 1 January 2011); (b) for mortgage advice and arranging, 100% of the first £50,000; and (c) for insurance, 90% of the claim with no upper limit (except compulsory insurance is protected in full). Claims on the FSCS are funded by loans from the Bank of England and by levies on FSA authorised firms. FSA authorised deposit-takers may be required to pay increased levies to repay such loans from the Bank of England.

Bank of Ireland (UK) plc is also currently covered by the Irish ELG arrangements explained above.

Financial Ombudsman Service

The FSMA also established the Financial Ombudsman Service (the "FOS"), which determines complaints by eligible complainants in relation to FSA authorised financial services firms, consumer credit licensees and certain other businesses, in respect of activities and transactions within its jurisdiction. These arrangements cover the activities of both Bank of Ireland (UK) plc and the Bank of Ireland in the UK.

The FOS determines complaints on the basis of what, in its opinion, is fair and reasonable in all the circumstances of the case. The maximum level of financial award by the FOS is £100,000 plus interest and costs. The FOS may also make directions awards, which direct the business to take steps as the FOS considers just and appropriate.

Consumer protection legislation

In the United Kingdom, persons carrying on consumer credit business, consumer hire business or an ancillary credit business need a consumer credit licence from the UK Office of Fair Trading (the "OFT") under the UK Consumer Credit Act 1974 (the "CCA"). The OFT from time to time issues general or sector-specific guidance on what it expects of consumer credit licensees, and breaches of law and of OFT guidance may be taken into account by the OFT in determining whether a person is fit to hold a licence. The OFT has certain disciplinary powers in relation to consumer credit licensees, including imposing requirements and financial penalties for breach of such requirements. Various members of the Group are consumer credit licensees in relation to regulated consumer credit lending and mortgage broking.

The regulation of credit under the CCA is in relation to "regulated consumer credit agreements", which are credit agreements made with individuals (whether consumer or business customers) subject to any applicable financial limits and exemptions. For example, a regulated mortgage contract under the FSMA is not a regulated consumer credit agreement under the CCA. A regulated consumer credit agreement is unenforceable against the borrower: (a) without an OFT order if the lender or the broker did not hold a consumer credit licence in relation to regulated consumer credit lending or broking respectively; or (b) without a court order, or totally in certain circumstances, if agreement requirements were not complied with. A borrower may have a claim against a lender in certain circumstances in relation to misrepresentation or breach of contract by a supplier in a transaction financed by a regulated consumer credit agreement.

The OFT is also the consumer and competition authority under the UK Enterprise Act 2002. The OFT and other bodies may enforce consumer legislation under the Enterprise Act 2002 by seeking an informal undertaking, or a formal undertaking, from a business, or seeking a court enforcement order against a business.

Proposals for Reform

Since the May 2010 UK general election, a number of proposals for reform have been brought forward. Those that are likely to have a particular affect on the Group are summarised below.

Reform of the Financial Regulatory System

The UK Government is considering a broad restructure of the UK financial services regulatory system which would involve:

•
Bank of England control of macro-prudential regulation and oversight of micro-prudential regulation with a Financial Policy Committee established in the Bank of England;

•
a new Prudential Regulation Authority, as a subsidiary of the Bank of England; and

•
an independent consumer protection and markets authority.

Simple Financial Products

The UK Government is consulting on proposed principles for a new category of simple products, giving consumers a straightforward option for comparing and buying products. It is intended that simple products should ensure that people understand the products they need, help them make better choices, and encourage competition in the market.

Reform of Consumer Credit Legislation

The UK Government is considering the merits of transferring responsibility for consumer credit regulation from the Office of Fair Trading (OFT) to the new the new conduct of business regulator the Financial Conduct Authority (the creation of which forms part of its wider proposals for reforming the UK regulatory system—see above).

New PPI (Payment Protection Insurance) Complaints Handling Procedures

The FSA has implemented (from 1 December 2010) a package of measures to ensure customers are treated more fairly when buying or complaining about Payment Protection Insurance including:

•
new handbook guidance to ensure complaints are handled properly, and redressed fairly where appropriate;

•
an explanation of when and why firms should analyse their past complaints to identify if there are serious flaws in sales practices that may have affected complainants and even non-complainants; and

•
an open letter setting out common sales failings to help firms identify bad practice.

Independent Commission on Banking

The UK Government has established the Independent Commission on banking which published an Interim Report in March 2011. Amongst the suggestions in this were that:

•
systemically important banks should have an equity ratio of at least 10% provided that they also have genuinely loss-absorbing debt.

•
in structural support of that approach to capital, there should be a UK retail 'ring-fence' which would require 'universal' banks to maintain the UK retail capital ratio—that is, not to run down the capital supporting UK retail activities below the required level in order to shift it, say, to global wholesale and investment banking.

•
as well as having more capital support, UK retail banking needs to be more competitive.

Mortgage Market Review

The FSA's Mortgage Market Review has been ongoing since 2005. In July 2010, the FSA issued a consultation paper as part of the Review, proposing:

•
affordability tests for all mortgages and making lenders ultimately responsible for assessing a consumer's ability to pay;

•
verification of borrowers' income in every case to prevent over inflation of income and to prevent mortgage fraud and;

•
extra protection for vulnerable customers with a credit-impaired history.

In November 2010 the FSA issued a further consultation paper proposing:

•
that those selling mortgages ensure that each one sold is 'appropriate' for the customer's needs and circumstances, therefore clarifying the role of the mortgage seller (both intermediary and branch based);

•
replacing the obligation to issue an Initial Disclosure Document to the customer with requirements to clearly and prominently disclose key information about how the intermediary will be paid and the service they offer;

•
changing the trigger points for providing the Key Facts Illustration to minimise information overload on consumers and reduce burdens on firms;

•
a requirement for all individuals that sell mortgages to hold a relevant mortgage qualification ensuring appropriate professional standards across all sales;

•
replacing the existing labels used to describe the firm's service with the Retail Distribution Review's 'independent' and 'restricted' labels; and

•
requiring firms to disclose to customers whether they will consider deals that can only be obtained directly from a lender.

UNITED STATES

In the United States, the Bank, its Connecticut branch, its representative offices and certain US non-bank subsidiaries are subject to a comprehensive regulatory structure involving numerous federal and state statutes, rules and regulations.

The Bank operates a branch in Connecticut from which it conducts a wholesale banking business. The branch is licensed by and is subject to regulation and examination by the Connecticut Department of Banking. The Bank has representative offices in the States of New York and Illinois. These representative offices are licensed by their respective states and are subject to the laws and regulations of those states. In addition, the Board of Governors of the Federal Reserve System exercises supervisory and regulatory authority over the branch, the representative offices and has umbrella or overall supervisory responsibility for the US activities of the Group. US and State laws and regulations, including prudential restrictions, limit the permissible US activities of a foreign bank. For example, the branch has limits on the amount of credit it may grant to a single borrower, the branch may not accept retail deposits, and branch deposits and obligations are not insured by the US Federal Deposit Insurance Corporation or any other United States government agency. However, all covered liabilities of the branch are guaranteed by the ELG Scheme.

The Connecticut Department of Banking has the authority to take possession of the business and property of the Group located in Connecticut in certain circumstances relating to the branch. Such circumstances generally include violations of law, unsafe business practices and insolvency.

By operating a branch in the United States, the Bank and its subsidiaries are subject to regulation by the Board of Governors of the Federal Reserve System under various laws, including the Bank Holding Company Act of 1956, as amended (BHCA), and the International Banking Act of 1978. In this regard, the Bank has elected to become a "financial holding company" (FHC) under the BHCA. FHCs may engage in a broader spectrum of commercial activities, including underwriting and dealing in securities and merchant banking activities, than are permitted to banking organisations that are not FHCs. To maintain its FHC status, the Bank is required to meet or exceed certain capital ratios and its branch is required to meet or exceed certain examinations ratings. The failure to maintain FHC status could limit the activities of the Bank and its subsidiaries in the US and it may have other adverse consequences.

A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions issued by the Office of Foreign Assets Control. The Bank Secrecy Act as amended by the USA PATRIOT Act impose obligations on the branch and subsidiaries to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to ensure compliance with US economic sanctions against designated foreign countries, nationals and others. Failure of a financial institution to maintain and implement adequate programmes to combat money laundering and terrorist financing or to ensure economic sanction compliance, could have serious legal, monetary and reputational consequences for the institution.

The Bank's subsidiaries in the United States are also subject to regulation by applicable federal and state regulations with regard to their activities in the asset based lending, currency exchange, asset management and investment advisory businesses. There have been announcements since 31 December 2010, in relation to the disposal of FCE Corporation (US foreign exchange business), and the Group's stakes in Paul Capital Investments LLC (a private fund of funds manager). Further information on these is outlined in note 62 Post balance sheet events.

The U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Act) is broad and sweeping, and will change the way in which the Group is regulated in the US. Since enactment of the Act in July 2010, there has been a stream of proposed regulations and final regulations issued by the various financial sector administrative agencies (e.g., the SEC, the CFTC, the Federal Reserve Board). Those regulations include prohibitions on proprietary trading and equity investments, sponsorship of hedge funds and private equity funds. Since the Group issues securities in the US, the Act also changes some of the corporate governance requirements regarding the independence for members of the Court, stricter controls for determining conflicts of interest, procedures for receipt, retention and treatment of complaints, content of proxies, and say-on-pay of executive compensation and severance payments for departing employees. Although as of this date, none of the proposed regulations or adopted regulations appears to be materially adverse (measured by revenue) to the Group, the Group's legal advisors will not be able to definitively opine until all the final regulations have been fully adopted and analysed.

 ISLE OF MAN

The Isle of Man Depositors Compensation Scheme ('the Scheme') was established by the Depositors' Compensation Scheme Regulations 2010, in which Bank of Ireland (IOM) Limited, as a licensed deposit taker, participates. The Scheme compensates people with money in current and deposit accounts in financial institutions in the Isle of Man (including in the Bank) with up to £50,000 of net deposits (loans may be netted off against any deposits held with the same deposit taker) per individual depositor or £20,000 for most other categories of depositor. Cover is calculated per depositor, per deposit taker, if a bank fails.

Participants in the Scheme may be directed, by written notice, to make contribution levies in respect of the Scheme compensation fund. The net total amounts to be provided to the Fund in respect of all compensation costs arising from defaults in any period of ten years must not exceed—

(a)
£100,000,000 from the Treasury; and (b) £100,000,000 from all participants. These levies may, in any one financial year of the Scheme, equate to the greater of £50,000 and a sum representing 0.175% of the average deposits of the participant as determined by the Scheme Manager, up to a maximum of £500,000. In addition, participants in the Scheme may be directed to provide security in respect of any present or future levy contributions.

Bank of Ireland (IOM) Limited became a participating institution for the purposes of the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 ('the ELG') on the 11 January 2010. Deposits not covered by the Isle of Man Scheme are covered by the ELG.

ECONOMIC CONDITIONS AFFECTING THE GROUP

The majority of the Group's business activities are in Ireland and the UK.

The Irish economy has experienced a steep and prolonged recession; annual GDP contracted by 3.5% in 2008, according to the Irish Central Statistics Office (CSO), a further 7.6% in 2009 and by 1% in 2010. A plunge in construction spending was a significant factor behind the contraction; house completions fell to under 15,000 in 2010, according to the Department of the Environment, from 78,000 in 2007. The corporate sector also reduced spending on machinery and equipment and as a result total capital formation declined by 28% in 2010, on the CSO data, following a 31% fall in the previous year. Consumer spending, which accounts for about half of GDP, fell by 7% in volume terms in 2009 and by 1.2% in 2010, reflecting falling household disposable income and a rise in the savings ratio. The latter was driven by uncertainty regarding the path of future income in the face of a sharp deterioration in the labour market; the unemployment rate has risen from under 5% in 2007 to 14.7% in the first quarter of 2011, according to the CSO. The Irish Central Bank expects a further fall in employment in 2011 and declines in consumer spending and capital formation, but a modest (0.9%) rise in GDP, driven by net exports. The external sector provided the only major support to the economy in the downturn and the Central Bank expects that pattern to be maintained, on the assumption that the global economy continues to grow at a robust pace. Consumer prices in Ireland fell in 2009 and 2010 but the annual inflation rate has turned positive again and the Central Bank expects over 2% inflation in 2011.

The Irish housing market has also slowed markedly since a cyclical peak in early 2007 and prices to December 2010 had fallen by 38% from the highs, according to the Permanent tsb index. Mortgage lending fell in 2009 and 2010, reflecting tighter credit standards, a change in price expectations and falling employment. The cost to Irish banks of funding in the wholesale money markets also rose substantially from 2008 and access to that market diminished appreciably from mid-2010, putting a premium on customer deposits, and leading to a substantial increase in central bank liquidity support for Irish banks. Residential rents also declined sharply (by 25% from the peak according to the CSO) although they now appear to have stabilised. Commercial property in Ireland has fallen precipitously in value (by 60% from the peak to end-2010 according to IPD) and transactions have also declined substantially. In 2009, the Irish

Government set up the National Asset Management Agency (NAMA) to purchase land and development property loans from Irish banks and the Agency now intends to sell some of the properties it acquired, which may bring a greater degree of price transparency to the market.

The fall in economic activity and the decline in asset prices had a significant impact on the Government's finances, and the State also provided substantial capital support for designated Irish banks. As a result the General Government deficit rose to 32% of GDP in 2010, and Ireland's sovereign debt rating has been repeatedly cut, to BBB+ with S&P from AAA in early 2009. The Irish Government requested official support from the EU and IMF in late 2010, and has committed to reduce the fiscal deficit to under 3% of GDP by 2015 via reduced spending and measures to boost tax receipts. The Irish banking sector is also to be restructured, with two designated 'pillar' banks, Bank of Ireland and AIB/EBS, required to raise additional capital in order to meet a 10.5% Core Tier 1 capital ratio. The banks have also been set deleveraging targets over the next few years.

The UK economy also experienced a recession (GDP fell by 5.0% in 2009) but in contrast to Ireland, activity has picked up again with GDP recording growth of 1.3% in 2010. The consensus forecast is for GDP growth of 1.7% in 2011, according to the UK Treasury. The Bank of England responded to the downturn by cutting interest rates to an historic low of 0.5% and embarked on more unconventional policies, including the purchase of £200 billion in bonds (mostly Gilts), funded by the creation of bank money in an effort to boost credit creation and stimulate economic activity. Mortgage lending remains weak, albeit off the lows, according to Bank of England data, and house prices rose in 2009 and were broadly unchanged in 2010, according to the Nationwide index. Commercial property values also fell substantially in the recession but are also rising again according to the IPD index.

In a broader international context the global economy has recovered from an unusually severe downturn, growing by 5% in 2010 according to the IMF, with the developing economies leading the upturn. The pronounced policy response to the recession from the major economies, which involved expansionary fiscal and monetary policies and more direct intervention to support the banking sector, has started to unwind, and some central banks, including the ECB, have started to raise interest rates.

Item 4A    UNRESOLVED STAFF COMMENTS

None.

Item 5    OPERATING & FINANCIAL REVIEW AND PROSPECTS

Overview

2010 was a very challenging year for the Group. Throughout the year we continued to focus on our key priorities of strengthening the Group's capital position, funding in difficult markets, rigorously managing asset quality, reducing our costs and managing the Group's net interest margin, while continuing to support our customers. Significant progress was achieved towards these priorities including: the completion of a successful capital raising programme which exceeded the capital requirement set by the March 2010 Prudential Capital Assessment Review (PCAR), formal approval of the Group's restructuring plan by the European Commission, the establishment of a UK licensed banking subsidiary regulated by the FSA, the sale of €9.4 billion of eligible assets to NAMA, significant structural reductions in the deficits on the Group's pension schemes, further reductions in the numbers of people employed, ongoing remuneration restraint and a range of other initiatives to reduce infrastructure and other costs.

However, despite the progress made on these key strategic issues, intensified concerns in the second half of the year regarding the level of fiscal deficits and sovereign debt levels for peripheral Eurozone countries and the potential impact of these deficits on their economies resulted in renewed instability in financial markets. In the case of Ireland, there was a significant increase in bond yields and several downgrades of the Irish sovereign credit rating by rating agencies during August 2010 and in later months which led to corresponding downgrades for the senior ratings of domestic financial institutions, including the Group. This resulted in a significant deterioration in market conditions culminating in the announcement by the Government on 28 November 2010 of the EU/IMF Programme of support of up to €67.5 billion. The programme of support also provides for a fundamental downsizing, reorganisation, and recapitalisation of the banking sector.

Prudential Capital Assessment Review

In tandem with the announcement of the EU/IMF Programme, the Central Bank of Ireland (CBI) announced on 28 November 2010 that it had set a new minimum capital requirement for the Irish banking system. Under these requirements the CBI required the Group to generate additional Core tier 1 capital of €2.199 billion by 28 February 2011 (this deadline was subsequently deferred) being the Central Bank's estimate, at that time, of the amount needed to achieve a pro-forma Core tier 1 capital ratio of greater than 12% and maintain a Core tier 1 ratio of greater than 10.5%. In addition, the CBI also announced that Irish banks would be required to complete a Prudential Capital Assessment Review (PCAR) which is an assessment of forward looking prudential capital requirements arising under a base case and adverse stressed loan loss scenario, over a three year (2011–2013) time horizon and a Prudential Liquidity Assessment Review (PLAR) which is an assessment of measures to be implemented with a view to deleverage the Irish banking system over time, thereby reducing reliance on short term wholesale funding and liquidity support from Monetary Authorities.

The results of the PCAR were announced by the CBI on 31 March 2011. Arising from the PCAR, the Group is required to generate additional equity capital of €4.2 billion including a regulatory buffer of €0.5 billion which supersedes the required capital as announced on 28 November 2010.

The incremental capital requirement arising from the 2011 PCAR together with the capital raised and generated by the Group over the past two years should ensure a sustainable, robust future for Bank of Ireland as a systemically important bank, continuing to support our customers, and contributing to economic growth, thereby benefiting all our stakeholders.

The equity capital requirement has been set to cover:

•
the higher target capital ratios set by the CBI of a minimum Core tier 1 ratio of 10.5% on an ongoing basis and a Core tier 1 ratio of 6% under the adverse stress scenario;

•
an additional regulatory buffer of €0.5 billion for additional conservatism;

•
the adverse stress scenario loan loss estimates based on BlackRock Solutions ('BlackRock') methodology;

•
the potential transfer of further loans to NAMA using conservative loss on disposal assumptions; and

•
a conservative estimate of losses arising from deleveraging under an adverse stress scenario.

In addition, €1.0 billion contingent capital is also required through the issue of a debt instrument which under certain circumstances could convert to equity capital.

The Group's approved deleveraging plan incorporated within the PCAR anticipates a loan to deposit ratio of less than 122.5% by 31 December 2013. This plan augments the Group's EU Restructuring and Viability Plan approved in July 2010. The deleveraging plan envisages portfolios of customer loans continuing to be in managed run down or disposed of on an orderly basis over a 3 year period resulting in a reduction in the Group's non-core loan portfolios by approximately €30 billion between December 2010 and December 2013, through a combination of organic deleveraging and certain asset sales. A conservative estimate of losses arising on deleveraging under an adverse stress scenario is incorporated within the PCAR capital requirement.

Capital

During 2010 the Group made significant progress in strengthening its capital ratios. The Group exceeded the capital requirement set at the March 2010 PCAR exercise through a number of liability management exercises over the year and through its 2010 capital raising which in aggregate generated €4.1 billion in equity (net of fees and the €0.5 billion purchase and cancellation of warrants held by the State).

At 31 December 2010, the Group's Equity tier 1, Core tier 1, Tier 1 and Total capital ratios were 7.3%, 9.7%, 9.7% and 11.0% respectively. The Equity tier 1 and Core tier 1 ratios both improved compared to 31 December 2009 (5.3% and 8.9% respectively) while the Total tier 1 and Total capital ratios reduced compared to 31 December 2009 (9.8% and 13.4% respectively) with the differing trends reflecting reduced subordinated debt capital after the liability management initiatives.

Since the announcement of the EU/IMF Programme on 28 November 2010 which required the Group to generate additional Core tier 1 capital of €2.2 billion by 28 February 2011 (deadline subsequently deferred), the Group has generated €806 million of Core tier 1 Capital towards this target through liability management exercises and business disposals which generated €726 million and €80 million of Core tier 1 capital respectively.

The above capital generating initiatives totalling €0.8 billion that the Group has undertaken since 28 November 2010, towards the €2.2 billion target, are partly offset by increased losses on the sale of assets to NAMA and subordinated debt impairment of €0.2 billion. The 2011 PCAR adverse stress scenario outcome requires an incremental €2.1 billion capital requirement resulting in an overall capital requirement of €3.7 billion before the €0.5 billion regulatory buffer for additional conservatism.

On 3 June 2011 the Group announced further details in relation to its proposed capital raising, which will comprise the following elements:

•
A liability management exercise including cash and debt for equity offers with regard to a nominal amount of circa €2.6 billion of subordinated debt securities;

•
Further bondholder burden sharing—to the extent that eligible subordinated liabilities are not acquired pursuant to the proposed liability management exercise, the government has indicated that it will take whatever steps it considers necessary to ensure that burden sharing is achieved;

•
A rights issue to be underwritten by the State at a price of 10 cents (the maximum size of which will be determined by the results of the liability management exercise).

•
A contingent capital instrument of €1 billion to be placed with the State.

Funding

Despite the positive actions that the Group had undertaken in the first half of 2010 to improve the Group's funding position through our deleveraging initiatives, deposit gathering and extending the maturity profile of wholesale funding, the Group's funding position was adversely impacted by the sovereign ratings downgrades and uncertainty leading up to the extension of the Eligible Liabilities Guarantee (ELG) scheme in September 2010 and the further deterioration in market conditions leading up to the announcement by the Government of the EU/IMF Programme on 28 November 2010. This resulted in a shortening of the maturity profile of wholesale funding due to limited access to term funding, an increased reliance on secured borrowing primarily from Monetary Authorities and the additional liquidity facilities provided by the Central Bank and a significant outflow of ratings sensitive deposits primarily from the Group's Capital Markets business. However, throughout 2010 and despite intense competition, the Group's retail customer deposit base in Ireland remained stable. Our UK business and deposit gathering in the UK has been enhanced by our incorporation of a UK regulated banking subsidiary (which was approved by the FSA in October 2010) which will enable us to grow our business and continue to support our customers in the UK, including those of our successful joint venture with the Post Office, which has

2.3 million customers. While competition for deposits has persisted, the Group's customer deposits at 16 June 2011 have increased by approximately 1% from €65 billion at 31 December 2010.

The Group's loans and advances to customers (excluding assets held for sale to NAMA) have reduced by 4% reflecting the Group's deleveraging initiatives and NAMA transfers. However, notwithstanding the reduction in loans and advances to customers, the impact of the outflow of ratings sensitive deposits resulted in a significant increase in the Group's loan to deposit ratio at 31 December 2010 to 175% from 143% at 30 June 2010 and 141% at 31 December 2009.

Asset Quality

In advance of the March 2011 PCAR process, the Group commissioned Oliver Wyman, leading international risk consultants, to provide an independent review and challenge of the Group's base case future loan loss estimates through a detailed granular review of its customer loan books (excluding land and development assets/assets potentially eligible for sale to NAMA). This review, as detailed in Oliver Wyman's report for the Group, reflected updated economic assumptions consistent with the March 2011 PCAR process including: slower economic growth in Ireland, elevated unemployment for a prolonged period of time, and a peak to trough decline in residential house prices of 55%. The Group also took into consideration economic and other related forecasts as set out in the March 2011 PCAR noting that 55% of the Group's loan assets are located outside the Republic of Ireland. Arising from this review the Group's expectation for impairment charges on Irish mortgages and business banking has increased somewhat, although this is expected to be offset by improved impairment experience in our consumer, corporate loan and UK mortgage portfolios.

The outcome of the 2011 PCAR is based on future loan loss estimates undertaken by BlackRock on behalf of the Central Bank with aggressively conservative assumptions on the performance of the Group's loan books under these stress conditions. The resulting incremental capital requirement was primarily driven by the methodology applied by BlackRock to the Group's residential and commercial mortgage books in both the base case and adverse stress scenario. This methodology applies, in the Group's view, a 'repossess and sale' approach under scenarios with conservative residential and commercial property values as the primary driver of loan losses in both mortgage and investment property portfolios and places less emphasis on customers' repayment capacity including contracted income streams. This approach is materially different to the methodology used in previous reviews of potential future loan losses by Bank of Ireland and other leading international risk consultants including Oliver Wyman.

As with any stress test, the adverse stress scenario is designed to cover 'what-if' situations reflecting even more stressed macroeconomic conditions than might reasonably be expected to prevail. If the additional potential loan losses in the adverse stress scenario do not materialise, the Group should significantly exceed the 10.5% minimum Core tier 1 capital ratio as required by the Central Bank.

Oliver Wyman has confirmed in its report for the Group, that on the basis of work it has performed and subject to the limitations and qualifications set out in the Oliver Wyman report, it believes the Group's base case loan loss estimates (excluding land and development assets and assets potentially eligible for transfer to NAMA which were not reviewed by Oliver Wyman) for the three year period 2011-2013 to be reasonable for the assumed base case scenarios. The results of this review are consistent with previous guidance to the market that loan losses (excluding assets sold or held for sale to NAMA) peaked in 2009, and reduced in 2010 with anticipated further reductions in subsequent years.

National Asset Management Agency (NAMA)

During the twelve month period ended 31 December 2010, the Group sold €9.4 billion of gross assets (before impairment provisions) to NAMA. The nominal consideration receivable for these assets amounted to €5.2 billion resulting in a gross discount of 44%. The gross discount on assets sold to NAMA exceeds the estimate as outlined in the Minister for Finance's Statement on Banking issued on

30 September 2010, which was based on a forecast provided to the Minister by NAMA at that time. At 31 December 2010, the Group held €0.9 billion of assets (before impairment provisions) eligible for transfer to NAMA, where the Group has an individual customer/sponsor exposure of greater than €20 million. The Group expects that the final discount on the transfer of these assets to NAMA will be less than the average discount on assets sold prior to 31 December 2010.

Based on statements made by the Government, which took office on 9 March 2011, the Group has not classified land and development loans of less than €20 million as held for sale to NAMA at 31 December 2010. On 15 April 2011, the Minister for Finance confirmed that the transfer of loans from smaller borrowers to NAMA would not take place.

Cost Initiatives

Cost management is a key strategic priority for the Group and is an area where we have implemented rigorous disciplines to drive cost savings and efficiencies. Over the period from March 2008 to December 2010, the Group has reduced its workforce by approximately 2,400 staff (approximately 14% reduction) and there has been ongoing restraint on remuneration. The Group's pension proposals to address the IAS 19 deficit of €1.6 billion as at 31 December 2009 were accepted by over 99% of relevant staff resulting in a material reduction in the Group's IAS 19 net pension deficit which at 31 December 2010 was €0.4 billion, a reduction of €1.2 billion from 31 December 2009.

EU Plan

Bank of Ireland's restructuring plan was formally approved by the European Commission in July 2010. The Group continues to proactively implement the plan and restructuring measures therein which are subject to independent review by a Monitoring Trustee, and the Group is ahead of plan on business disposals and asset deleveraging. Further information on the 2011 EU Restructuring Plan is shown on page 197.

Strategy

The Group's objective is to be the leading consumer, business and corporate bank in Ireland (currently number one or number two market share positions in each of those areas), through its extensive branch network, eBanking and telebanking platforms and distribution of life, pensions & investments products, its asset finance, treasury and corporate banking businesses. Despite the Irish economy's current difficulties, the Group believes that Ireland's core strengths of a strong export sector, favourable demographics, with a well educated, skilled workforce, and its pro-business environment will underpin a return to economic growth. In Ireland, the Group competes from a position of strength, with leading market positions across its principal product and market segments. The Group is continuing to maintain its competitive offerings in these segments and is committed to enhancing the service it provides to customers.

Bank of Ireland has a strong belief in Ireland's future and has a substantial responsibility to the Irish taxpayers from whom it has had significant support and investment.

In the United Kingdom, the Group continues to grow its consumer banking franchise through its partnership with the UK Post Office. This franchise has 2.3 million customers accessing a comprehensive range of the Group's and other financial products through the 11,500 Post Office branches. The Group's positioning in the UK market has been significantly enhanced through the establishment of our UK licensed banking subsidiary which now encompasses our successful joint venture with the UK Post Office, our Northern Ireland branch network, our UK business banking and certain other lending activities. Our UK licensed banking subsidiary is a very important part of the Group's long term strategy.

We are also continuing to support and develop certain internationally based treasury and corporate lending activities where we believe we have clear competitive strengths and capabilities.

The loan portfolios/lending businesses of the Group, that are being/will be run down or disposed of over time, include:

•
portfolios of UK Intermediary sourced Mortgages;

•
selected international niche businesses such as project finance, asset based lending and certain previously identified international corporate banking portfolios;

•
certain international commercial investment property portfolios; and

•
land and development loans less than €20 million that were previously potentially transferable to NAMA.

It is envisaged that the international portfolios will be significantly wound down or sold in the period to 31 December 2013 on a basis that will balance the advantage of stronger liquidity ratios with the need to maximise value from the disposal of such assets without pressure to concede to the risk of 'fire sales'. This process is already well underway.

Outlook for the Group

Trading conditions in our core markets in Ireland and the UK in the twelve month period ended 31 December 2010 were challenging.

While trading conditions in the first quarter of 2011 continue to remain challenging, the Group believes that there are indications that the Irish economy may have begun to stabilise. The domestic economy remains weak with low levels of domestic investment, weak consumer sentiment, and elevated levels of unemployment. However, GDP in Ireland is expected to gradually recover in 2011 due to the strong performance of the export sector. The growth in the export sector has led to a rebalancing of the economy resulting in a positive balance of payments surplus in the second half of 2010 with this situation expected to prevail for 2011. In the United Kingdom, despite concerns regarding inflation and the impact of fiscal austerity, modest GDP growth is expected for 2011.

Notwithstanding the expected stabilisation of the Irish economy, the Group's total operating income faces material adverse impacts due to a range of factors including:

•
the continuing competition for customer deposits and elevated deposit pricing;

•
higher costs of wholesale funding reflecting the impact of term issuance in the second half of 2010 at elevated pricing; and

•
higher systemic guarantee fees which increased by €58 million for the four months to April 2011 to €145 million, compared to €87 million for the comparable four month period in 2010.

Although these factors are being partially offset by improved lending pricing, demand for new lending remains muted. Accordingly, the Group expects these factors will continue to impact on its net interest margin for 2011. Operating costs remain under strict control and the Group expects to see some benefits from lower staff (including pension) costs, the impact of business disposals announced since December 2010, infrastructural cost efficiencies beginning to come through and tight control of all variable costs.

The Group maintains its previous guidance that the impairment charge on its non-NAMA designated loans and advances to customers peaked in 2009, reduced in 2010 with anticipated further reductions in subsequent years. The Group's experience in the first four months of the year supports this view.

Over this period, the overall volume of loans and advances to customers (excluding assets held for sale to NAMA and impairment provisions) has reduced from €114 billion at 31 December 2010 reflecting foreign exchange movements, loan redemptions and repayments, certain portfolios being closed for new business and generally muted demand for new loans, notwithstanding the Group's efforts to generate new business opportunities from the Group's core franchises. While competition for deposits has persisted, the Group's customer deposits are marginally higher compared to €65 billion at 31 December 2010. As a result of these factors, the Group's loan to deposit ratio has improved by approximately 10 percentage points from 175% at 31 December 2010 and wholesale funding reduced from the €70 billion at 31 December 2010 with net drawings from Monetary Authorities and other liquidity facilities provided by the Central Bank also reducing. The Group's capital ratios have also remained broadly stable compared to December 2010.

The Group is also continuing to progress initiatives to prudently deleverage its balance sheet and further reduce its costs whilst actively managing its credit portfolios.

Economic Environment

Ireland is experiencing a recessionary environment and period of fiscal adjustment following a prolonged period of over reliance on construction and property-related activity for generating economic growth and supporting the level of Government expenditure. The challenges facing Ireland are exacerbated by the level of State support required by the banking sector. Although the Irish export sector has been experiencing strong growth, consumption and consumer sentiment remain weak and unemployment remains at elevated levels. The unemployment rate stood at 14.8% in May 2011(1) and, according to the latest consensus forecast, is expected to fall to 14.2% by the end of 2011(2).

(1)
Source: CSO.

(2)
Source: Reuters.

(3)
Source: Permanent TSB/ERSI House Price Index.

(4)
Source: IPD Irish Commercial Property Index.

(5)
Source: Department of Finance.

(6)
Source: Office for National Statistics.

*
Underlying excludes the amounts relating to the recapitalisation of Anglo Irish Bank and Irish Nationwide Building Society.

The residential property market has suffered a very significant decline, with average national house prices in Ireland, as at March 2011, being 39.5% below their peak in the fourth quarter of 2006(3). Commercial property prices have fallen by 61% between September 2007 and the first quarter of 2011(4).

Irish GDP has experienced a severe contraction in recent years and fell by 1.0% in 2010(1), after declining by 7.6% in 2009(1) and 3.5% in 2008(1). The consensus forecast(2) is for Irish GDP to increase by 0.55% in 2011. The Government finances show a significant deficit with an estimated underlying* general Government balance deficit of 12% of GDP in 2010(5), following a deficit of 14.6% of GDP in 2009(5) and 7.3% in 2008(5). Between July 2008 and late 2010 the Irish Government implemented significant fiscal adjustments amounting to €14.6 billion, equivalent to 9.5% of the estimated GDP for 2010. In the December 2010 Budget the Irish Government introduced further adjustments of €6 billion to be implemented during 2011 through a combination of increased taxes and a reduction in Government spending(5).

Having returned to growth in the fourth quarter of 2009, GDP in the UK economy grew by 1.3% in 2010(6). Despite the UK economy's improvement during 2010, the impact of austerity measures introduced in the UK national budget may dampen the economic recovery and could lead to an increase in the unemployment rate. Unemployment in the United Kingdom stood at 7.7% at the end of March 2011(6) and the consensus forecast is for an average unemployment rate of 8.1% in 2011(2) and 2012(2). The consensus view is that the UK economy will grow by 1.5% in 2011(2) and by 2.2% in 2012(2).

The UK property sectors showed some signs of recovery in 2010 although some uncertainty remains around the pace and scale of future recovery. While residential property prices softened somewhat since the middle of 2010, at April 2011 they had increased by 12%(4) from their trough in February 2009. Commercial property capital values rose by 6.9%(4) in 2010.

See item 4 "Information on the Company—Economic conditions affecting the Group".

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Details of these critical accounting estimates and judgements are set out on pages F-39 to F-43 of this document.

LIQUIDITY AND CAPITAL RESOURCES

The Group's exposure to liquidity risk is governed by the Group's liquidity and funding policy approved by the Court and the GRPC. The objective of the policy is to ensure that the Group can meet its obligations, including deposit withdrawals and funding commitments, as they fall due. The operation of this policy is delegated to the Group's Asset and Liability Committee (ALCO).

See Item 11 "Quantitative and Qualitative Disclosures about Market Risk" for further details about our risk management policies. (See also note 60 to the consolidated financial statements.)

Capital Management Objectives and Policies

The objectives of the Group's capital management policy are to at all times comply with regulatory capital requirements and to ensure that the Group has sufficient capital to cover the risks of its business and support its strategy. It seeks to minimise refinancing risk by managing the maturity profile of non-equity capital whilst the currency mix of capital is managed to ensure that the sensitivity of capital ratios to currency movements is minimised.

The capital adequacy requirements set by the Central Bank are used by the Group as the basis for its capital management. These requirements set a floor under which capital levels must not fall. The Group seeks to maintain sufficient capital to ensure that even under stressed conditions these requirements are met.

The following table sets out the Group's capital resources (stockholders' equity and subordinated liabilities):

	31 December 2010 €m	31 December 2009 €m
Stockholders' funds
Equity (including other equity reserves)	7,326	6,345
Non-cumulative preference stock	25	42

Total Stockholder's Equity	7,351	6,387
Non-controlling interests—equity	56	50
Undated subordinated loan capital	769	1,521
Dated subordinated loan capital	2,006	4,532

Total capital resources	10,182	12,490

Twelve month period ended 31 December 2010 compared to the nine month period ended 31 December 2009

In the twelve month period ended 31 December 2010, the Group's total capital resources reduced by €2.3 billion to €10.2 billion. This movement is primarily driven by the following: a series of liability management exercises of subordinated debt securities which generated an equity gain of €1.4 billion (offset by a reduction in subordinated capital of €2.4 billion); the redemption of €0.75 billion of subordinated debt securities; the 2010 Capital Raising initiatives which increased equity by €1.3 billion (net of 2009 (NPRFC) preference stock converted to ordinary stock); a gain of €0.4 billion due to changes in actuarial assumptions in the defined benefit pension schemes and an after tax loss of €0.6 billion (driven by impairment charges on loans and advances to customers and losses incurred on the sale of assets to NAMA).

Movements on Stockholders' equity	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Stockholders' equity at beginning of period	6,387	6,852	6,484
Movements:
(Loss)/Profit attributable to stockholders(a)(g)	(614)	(1,460)	53
Net new equity capital raised from public markets(b)	1,006	—	—
Equity dividends	—	—	(387)
Preference share capital and warrants	—	—	3,462
Reissue of stock/treasury stock	(7)	(7)	(83)
Foreign exchange adjustments(c)(h)	157	117	(528)
Available for sale (AFS) reserve movement(d)(i)	(220)	924	(1,113)
Cash flow hedge reserve movement(e)(j)	275	82	(540)
Pension fund obligations(f)(k)	391	(74)	(544)
Other movements	(24)	(47)	48

Closing Stockholder's Equity	7,351	6,387	6,852

An explanation of the movements in stockholders equity during the twelve month period ended 31 December 2010, is as follows:

(a)
The loss attributable to stockholders of €614 million for the twelve month period ended 31 December 2010 shows a decrease of €846 million compared to the loss attributable to stockholders of €1,460 million in the nine month period ended 31 December 2009.

(b)
During 2010 the Group successfully completed a series of capital raising initiatives which increased its stockholders equity by €1,006 million (net). Further details are set out on pages 119 to 120.

(c)
Foreign exchange movements relate primarily to the impact on the translation of the Group's net investments in foreign operations arising primarily from the 3.08% weakening of the euro against sterling in the twelve month period ended 31 December 2010.

(d)
The AFS reserve movement in the twelve month period ended 31 December 2010 is driven by the impact of wider credit spreads and interest rate changes on the value of the AFS portfolio, partly offset by the transfer of €168 million to the income statement arising on impairment of Allied Irish Banks plc's subordinated debt and the NAMA subordinated bonds. The AFS reserve is expected to reverse as the underlying financial assets mature.

(e)
The cash flow hedge reserve movement reflects the impact of changes in interest rates on the mark to market value of cash flow hedge accounted derivatives. Over time, the reserve will flow through the income statement in line with the underlying hedged instruments, with no net income statement impact.

(f)
The movement in pension fund obligations is primarily as a result of changes in key assumptions used in the calculation of the schemes' liabilities, including the inflation rate, the discount rate, the rate of increase in salaries and in pensions in payment and the level of commutations, in addition to the increase in asset values resulting from the continued recovery of the global economy.

An explanation of the movements in stockholders equity during the nine month period ended 31 December 2009, is as follows:

(g)
The loss attributable to stockholders of €1,460 million for the nine month period ended 31 December 2009 shows a significant decrease compared to the profit attributable to stockholders of €53 million for the twelve month period ended 31 March 2009. This is primarily due to the substantial increase in the impairment charge on Total loans.

(h)
Foreign exchange adjustments reflect the impact of any euro related movements on the translation of sterling and US dollar denominated net investments in foreign operations.

(i)
The AFS reserve movement in the nine month period ended 31 December 2009 is driven by tighter credit spreads and interest rate changes on the value of the AFS book. The AFS reserve is expected to continue to reverse as the underlying financial assets mature.

(j)
The cash flow hedge reserve movement reflects the impact of changes in interest rates on the mark to market value of cash flow hedge accounted derivatives. Over time, the reserve will flow through the income statement in line with the underlying hedged instruments, with no net income statement impact.

(k)
The movement in pension fund obligations is primarily as a result of changes in key assumptions, including the inflation rate and the discount rate used in the calculation of the schemes' liabilities, together with the positive impact of the recovery in global equity and bond markets on the valuation of pension fund assets at 31 December 2009.

In the twelve month period ended 31 March 2009, the Group paid an equity dividend of €387 million which related to the payment of the final dividend for the fiscal year ended 31 March 2008. On 31 March 2009 the National Pensions Reserve Fund Commission (NPRFC) invested €3.5 billion in 8% redeemable preference stock and warrants to subscribe for up to 25% of the enlarged ordinary stock in the Group.

On 21 February 2011 the Group paid the dividends due on its euro and sterling Preference Stock totalling €3.7 million. In addition, on 21 February 2011 the Group paid a dividend totalling €214.5 million on the 2009 Preference Stock (€1.8 billion outstanding) held by the National Pensions Reserve Fund Commission (NPRFC).

As at 31 December 2010, the Group had €769 million of Undated Loan Capital and €2,006 million of Dated Loan Capital (including fair value adjustments), a total of €2,775 million in aggregate of subordinated liabilities. Of the Dated Loan capital €1,923 million is repayable in five or more years. The cost and availability of subordinated debt are influenced by credit ratings. A reduction in the ratings assigned to the Group's securities could increase financing costs and reduce market access.

The long term credit ratings of the Group as at 16 June 2011 are as follows:

Senior Debt
Moodys	Ba2
Standard & Poors	BB+
Fitch	BBB
DBRS	BBB(high)

Depending on the degree of subordination the ratings assigned to Loan Capital may be one or more notches below the level for senior debt. Credit ratings are not a recommendation to buy, hold or sell any security and each rating should be evaluated independently of every other rating. These ratings are based on current information furnished to the rating agencies by Bank of Ireland and information obtained by the rating agencies from other sources. The ratings are only as of 16 June 2011 and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information. (See page 18 for the impact of downgrades on the Group's access to funding).

As at 31 December 2009, the Group had €1,521 million of Undated Loan Capital and €4,532 million of Dated Loan Capital (including fair value adjustments), a total of €6,053 million in aggregate of subordinated liabilities. Of the Dated Loan Capital €3,778 million as of such date was repayable in five or more years.

Capital Adequacy Requirements

The objectives of the Group's capital management policy are to at all times comply with regulatory capital requirements and to ensure that the Group has sufficient capital to cover the risks of its business and support its strategy. It seeks to minimise refinancing risk by managing the maturity profile of non-equity capital whilst the currency mix of capital is managed to ensure that the sensitivity of capital ratios to currency movements is minimised.

The capital adequacy requirements set by the Central Bank are used by the Group as the basis for its capital management. These requirements set a floor under which capital levels must not fall. The Group seeks to maintain sufficient capital to ensure that even under stressed conditions these requirements are met.

The EU Capital Requirements Directive (CRD) came into force on 1 January 2007 and is divided into three sections commonly referred to as Pillars.

Pillar I introduced the Internal Ratings Based Approach (IRBA) which permits banks to use their own internal rating systems to calculate their capital requirements for credit risk. Use of IRBA is subject to regulatory approval. Where credit portfolios are not subject to IRBA, the calculation of the minimum capital requirements is subject to the Standardised Approach.

Pillar II of the CRD deals with the regulatory response to the first pillar whereby banks undertake an Internal Capital Adequacy Assessment Process (ICAAP) which is then subject to supervisory review.

Pillar III of the CRD (Market Discipline) involves the disclosure of a range of qualitative and quantitative information relating to capital and risk. The Group's Pillar III disclosures are available at www.bankofireland.com.

The CRD also introduced a requirement to calculate capital requirements, and to set capital aside, with respect to operational risk. The Group is also required to set capital aside for market risk.

The Group also considers other methodologies of capital metrics used by rating agencies. Separately, it also calculates economic capital based on internal models.

The Group stress tests the capital held to ensure that under stressed conditions, it continues to comply with regulatory minimum ratios.

The following table outlines the components of the Group's regulatory capital together with key capital ratios at 31 December 2010 and 31 December 2009.

	31 December 2010 Basel II	31 December 2009 Basel II
Capital base
Share capital and reserves	7,407	6,437
Regulatory retirement benefit obligation adjustments	424	1,632
Available for sale reserve and cash flow hedge reserve	1,063	1,118
Goodwill and other intangible assets	(435)	(488)
Preference stock and warrants	(1,877)	(3,521)
Other adjustments	(782)	80

Equity tier 1 capital	5,800	5,258
Preference stock	60	59
2009 Preference stock and warrants	1,817	3,462

Core tier 1 capital	7,677	8,779
Hybrid instruments (undated, without incentive to redeem)	299	752
Hybrid instruments (dated or incentive to redeem)	280	574
Supervisory deductions	(580)	(454)

Tier 1 capital	7,676	9,651

Undated loan capital	183	225
Date loan capital	2,018	3,716
IBNR provisions	174	772
Revaluation reserves	14	40
Supervisory deductions	(580)	(454)
Other adjustments	54	11

Total tier 2 capital	1,863	4,310

Total capital before supervisory deductions	9,539	13,961
Supervisory deductions
Life business	(816)	(797)

Total capital	8,723	13,164

Risk weighted assets
Credit risk	71,403	89,785
Market risk	1,964	2,133
Operational risk	5,678	6,415

Total risk weighted assets	79,045	98,333

Key capital ratios
Equity tier 1 (Core Tier 1 less preference stock)	7.3%	5.3%
Core tier 1	9.7%	8.9%
Tier 1	9.7%	9.8%
Total capital	11.0%	13.4%

Risk Weighted Assets at 31 December 2010 of €79 billion are €19 billion lower than the Risk Weighted Assets of €98 billion at 31 December 2009. This decrease is mainly due to a reduction in the quantum of loans and advances to customers, the impact of the sale of loans to NAMA during the twelve month period ending 31 December 2010, the impact of the higher level of impaired loans and the increased impairment provisions at 31 December 2010 as compared to 31 December 2009 together with a series of RWA optimisation initiatives partly offset by the impact of a stronger sterling exchange rate.

The Equity tier 1 ratio at 31 December 2010 of 7.3% compares to 5.3% at 31 December 2009. The increase in the ratio is primarily as a result of the capital generating initiatives that were completed during 2010 and the reduction in RWA, partly offset by the loss after tax incurred during the twelve month period ended 31 December 2010.

The Core tier 1 ratio at 31 December 2010 of 9.7% compares to 8.9% at 31 December 2009. The increase in the ratio is primarily as a result of the net capital generating initiatives that were completed during 2010 and the reduction in RWA, partly offset by the loss after tax incurred during the twelve month period ended 31 December 2010.

The Tier 1 ratio at 31 December 2010 of 9.7% compares to 9.8% at 31 December 2009. The reduction in the ratio is primarily due to the loss after tax incurred during the twelve month period ended 31 December 2010, the increase in the expected loss adjustment at 31 December 2010 as compared with 31 December 2009 and the net reduction in subordinated liabilities due to the liability management exercises completed during the twelve month period ended 31 December 2010, partly offset by the additional Core tier 1 capital generated during 2010 and the reduction in RWA at 31 December 2010 as compared to 31 December 2009.

The Total capital ratio at 31 December 2010 of 11.0% compares to 13.4% at 31 December 2009. The reduction in the ratio is primarily due to the loss after tax incurred during the twelve month period ended 31 December 2010, the increase in the expected loss adjustment at 31 December 2010 as compared with 31 December 2009 and the net reduction in subordinated liabilities due to the liability management exercises completed during the twelve month period ended 31 December 2010, partly offset by the additional Core tier 1 capital generated during 2010 and the reduction in RWA at 31 December 2010 as compared to 31 December 2009.

The Group's regulatory capital includes the Group's Stockholders' funds (which includes €1.8 billion 2009 Preference Stock issued to the National Pension Reserve Fund Commission) together with undated and dated subordinated liabilities with appropriate regulatory adjustments and deductions applied.

Regulatory adjustments applied to the Core tier 1 capital include replacing the IAS 19 pension deficit with deductions of either three or five years supplementary contributions as appropriate, excluding AFS reserves and cash flow hedge reserves from Core tier 1 capital and also deducting goodwill and other intangible assets from Core tier 1 capital.

The adjustments applied in respect of Tier 1 capital and Tier 2 capital, taken equally from Tier 1 capital and Tier 2 capital, include a deduction with respect to the difference between expected losses and actual provisions on Internal Ratings Based Approach (IRBA) portfolios, first losses on securitisations and investments in financial services companies (other than Bank of Ireland Life) which are excluded from the Group consolidation. IBNR provisions on standardised portfolios are included in Tier 2 capital. An adjustment is applied to Total capital in respect of the Group's investment in Bank of Ireland Life.

Off Balance Sheet Arrangements

Contingent Liabilities	31 December 2010 €m	31 December 2009 €m
Acceptances and endorsements	35	27
Guarantees and irrevocable letters of credit	1,482	1,599
Other contingent liabilities	599	799

	2,116	2,425
Lending commitments	23,541	25,031

Total contingent liabilities and commitments	25,657	27,456

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

Further information on off Balance Sheet items is shown in note 45, to the consolidated financial statements.

ANALYSIS OF RESULTS OF OPERATIONS

Basis of Presentation

The Group changed its financial year end from 31 March to 31 December with effect from 31 December 2009. As a consequence of this change, the income statements for the Group are presented for the twelve month period ended 31 December 2010 compared to the nine month period ended 31 December 2009 and the twelve month period ended 31 March 2009. The balance sheets are 31 December 2010 compared to 31 December 2009.

A number of reclassifications have been made to the income statement for the nine month period ended 31 December 2009. The impairment charges on loans and advances to customers and assets sold or held for sale to NAMA have been restated for the nine month period ended 31 December 2009 to reflect changes in the eligibility criteria for loans sold to NAMA during 2010 with no change to the total impairment charge. During 2010 the Group changed the reported presentation of the results of two of its subsidiaries such that the income and operating expenses are presented on separate line items in the income statement. To facilitate a more meaningful comparison a similar presentation has now been adopted in the nine month period ended 31 December 2009 and the twelve month period ended 31 March 2009. Further details are set out on page 93. In addition, the impairment charge on intangible assets of €6 million for the nine month period ended 31 December 2009 is no longer shown separately in the income statement but is included in other operating expenses as it is not considered material. The impairment charge on intangible assets of €304 million for the year ended 31 March 2009 continues to be shown separately due to its materiality.

The Group income statement has been presented on a statutory basis while the individual divisional income statements have been presented on an underlying basis in accordance with IFRS 8—Operating Segments. Information on the divisions and their underlying performance is shown in note 2—Operating segments (page F-46 to F-54).

Underlying excludes non-core items which are those items that the Group believes obscure the underlying performance trends in the business. The group has treated the following items as non-core: gain on liability management exercises, impact of changes in pension benefits, gains or charges arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss', impact of 'coupon stopper' on subordinated debt, gross-up for policyholder tax in the Life business and cost of restructuring programmes, investment return on treasury stock held and the gain or loss on disposal of business activities. The Group had previously treated the gains or charges arising on the movement in credit spreads on the Groups own debt and deposits accounted for at fair value through profit or loss as underlying. The prior periods numbers have been restated for this change in treatment (see page 121).

The divisional underlying performance is reconciled to the Group statutory performance on pages 146 to 148.

Percentages presented throughout this Annual Report are calculated on the absolute underlying figures and so may differ from the percentage variances calculated on the rounded numbers presented.

Impact of EU/IMF Programme

Heightened concerns regarding the level of fiscal deficits and sovereign debt levels for peripheral Eurozone countries and the potential impact of these deficits on their economies resulted in renewed instability in financial markets. In the case of Ireland, there was a significant increase in bond yields and several downgrades of the Irish sovereign credit rating by rating agencies since August 2010 which led to corresponding downgrades for the senior ratings of domestic financial institutions, including the Group. This resulted in a significant deterioration in market conditions culminating in the announcement by the Irish Government of the EU/IMF Programme of support of up to €67.5 billion on 28 November 2010. In addition the Irish Government committed to providing additional financial support towards the cost of bank recapitalisations of €17.5 billion from the National Pension Reserve Fund (NPRF) and other domestic cash resources. The overall EU/IMF Programme included up to €35 billion to support the banking system with €10 billion set aside for immediate recapitalisation, and up to €25 billion available on a contingency basis. It also set out a programme which provides for a fundamental downsizing and reorganisation of the banking sector and immediate and significant strengthening of the capital position of Irish banks.

As part of this programme, the Central Bank required the Group to generate additional Core tier 1 capital of €2.199 billion by 28 February 2011. On 28 November 2010 the Group announced that it intended to seek to generate the required capital through a combination of internal capital management initiatives, support from existing shareholders and other capital markets sources. The Irish Government stated that it would subscribe for the incremental capital, should the Group not be in a position to raise the required level of capital within the proposed timeframe.

Since 28 November 2010 the Group has generated €806 million of Core tier 1 capital towards this target by taking the following measures:

•
On 17 December 2010, the Group completed the exchange of €1.355 billion nominal value of certain Lower tier 2 securities for €703 million of Euro and Sterling Medium Term Notes due in 2012. This generated Core tier 1 capital of €680 million (after tax) whilst reducing Total capital by €675 million;

•
On 10 January 2011, the Group completed the sale of Bank of Ireland Asset Management to State Street Global Advisors for a total consideration of €57 million. This generated Core tier 1 capital of approximately €41 million;

•
On 10 February 2011, the Group announced the exchange of €102 million nominal value of certain Canadian dollar Lower tier 2 securities for €56 million of euro and Canadian dollar Medium Term Notes due in 2012. This generated Core tier 1 capital of €46 million whilst reducing Total capital by €56 million; and

•
On 24 February 2011, the Group announced the sale of Bank of Ireland Securities Services to Northern Trust Corporation. This sale concluded on 1 June 2011 and generated Core Tier 1 Capital of approximately €40 million.

The Central Bank has undertaken a Prudential Capital Assessment Review (PCAR) and a Prudential Liquidity Assessment Review (PLAR) in 2011. The PCAR is an assessment of forward-looking prudential capital requirements arising under a base case and stress case with potential stressed loan losses, and other financial developments, over a three year (2011-2013) time horizon. The PLAR is an assessment of measures to be implemented with a view to deleveraging the banking system and reducing reliance on short term wholesale funding and liquidity support from Monetary Authorities.

The 2011 PCAR is based on future loan loss estimates under stress scenarios undertaken by BlackRock Solutions (BlackRock) on behalf of the Central Bank with aggressively conservative assumptions on the performance of the Group's loans under these stress conditions. The BlackRock methodology applies, in the Group's view, a 'repossess and sale' approach under stress scenarios with stressed residential and commercial property values as the primary driver of loan losses in both mortgage and investment property portfolios and places less emphasis on customers' repayment capacity including contracted income streams. The approach is materially different to the methodology used in previous reviews of potential future loan losses by the Group and other leading international risk consultants, including Oliver Wyman.

As with any stress test, the adverse stress scenario is designed to cover 'what-if' situations reflecting even more stressed macroeconomic conditions than might reasonably be expected to prevail.

On 31 March 2011 the Central Bank announced the results of the 2011 PCAR. The incremental capital requirement arising from the 2011 PCAR together with the capital raised and generated by the Group over the past two years should ensure a sustainable, robust future for Bank of Ireland as a systemically important bank, continuing to support our customers, and contributing to economic growth, thereby benefiting all our stakeholders.

The key highlights of the 2011 PCAR results for the Group are as follows:

A requirement to generate incremental equity capital of €4.2 billion including a regulatory buffer of €0.5 billion which supersedes the required capital as announced on 28 November 2010.

The equity capital requirement has been set to cover:

•
the higher target capital ratios set by the Central Bank of a minimum Core tier 1 ratio of 10.5% on an ongoing basis and a Core tier 1 ratio of 6% under the adverse stress scenario;

•
a prudent regulatory buffer of €0.5 billion for additional conservatism;

•
the adverse stress scenario loan loss estimates based on aggressively conservative assumptions;

•
not withstanding that the land and development loans of the Group where an individual customer/sponsor exposure less than €20 million at 31 December 2010 are not expected to transfer to NAMA, the 2011 PCAR process was prepared under an assumption that the relevant loans would transfer to NAMA using conservative loss on disposal assumptions; and

•
a conservative estimate of losses arising from deleveraging under an adverse stress scenario.

In addition €1.0 billion of contingent capital is also required through the issue of a debt instrument which under certain circumstances would convert to equity capital.

If the additional potential loan losses in the adverse stress scenario do not materialise, the Group should significantly exceed the 10.5% minimum Core tier 1 capital ratio as required by the Central Bank.

On 3 June 2011 the Group announced further details in relation to its proposed capital raising, which will comprise the following elements:

•
A liability management exercise including cash and debt for equity offers with regard to a nominal amount of circa €2.6 billion of subordinated debt securities;

•
Further bondholder burden sharing—to the extent that eligible subordinated liabilities are not acquired pursuant to the proposed liability management exercise, the government has indicated that it will take whatever steps it considers necessary to ensure that burden sharing is achieved;

•
A rights issue to be underwritten by the State at a price of 10 cents (the maximum size of which will be determined by the results of the liability management exercise).

•
A contingent capital instrument of €1 billion to be placed with the State.

On 18 June 2011 the Group announced the publication of a prospectus relating to the 2011 Proposals, including a potential state placing. Further detail on this announcement is given on pages 196 to 197.

Deleveraging

The 2011 PCAR incorporates a deleveraging plan (PLAR) which anticipates a loan to deposit ratio of less than 122.5% for the Group by 31 December 2013.

This plan augments the asset reductions contained in the Group's approved EU Restructuring and Viability Plan which are underway and ahead of target. The deleveraging plan envisages portfolios of customer loans continuing to be wound down or disposed of on an orderly basis over a three year period resulting in an expected reduction in the Group's non-core loan portfolios of approximately €30 billion between December 2010 and December 2013. A conservative estimate of losses arising on deleveraging under an adverse stress scenario is incorporated within the capital requirement.

The loan portfolios/lending businesses of the Group, that are being/will be run down or disposed of over time, include:

•
portfolios of UK Intermediary sourced mortgages;

•
selected international niche businesses such as project finance, asset based lending and certain previously identified international corporate banking portfolios;

•
certain international commercial investment property portfolios; and

•
land and development loans where the Group has an individual customer/sponsor exposure less than €20 million.

At 31 December 2010, these portfolios are estimated at approximately €39 billion of loans and advances to customers and represent approximately €22 billion of credit risk weighted assets.

It is envisaged that the international portfolios will be significantly wound down or sold in the period to 31 December 2013 on a basis that will balance the advantage of stronger liquidity ratios with the need to maximise value from the disposal of such assets without pressure to concede to the risk of 'fire sales'.

Assets sold or held for sale to NAMA

During the twelve month period ended 31 December 2010, the Group sold €9.4 billion of assets (before impairment provisions) to NAMA. The nominal consideration receivable for these assets amounted to €5.2 billion resulting in a gross discount of 44%(1). At 31 December 2010, the Group still held as eligible for sale to NAMA €0.9 billion of assets (before impairment provisions), where the Group has an individual customer/sponsor exposure of greater than €20 million. The Group expects that the final discount on the sale of these assets to NAMA will be less than the average discount on assets sold prior to 31 December 2010. See note 15 loss on sale to NAMA page F-68.

On 28 November 2010 the Irish Government announced, as part of the EU/IMF Programme, an amendment to the NAMA process requiring the Group (and Allied Irish Banks plc) to sell to NAMA, (following the enactment of changes to the NAMA legislation and relevant due diligence) those remaining eligible land and development loans where the Group has an individual customer/sponsor exposure of less than €20 million which at 31 December 2010, was estimated to amount to €4.1 billion (before impairment provisions). The new Irish Government, which took office on 9 March 2011, stated in its programme for government that 'it would end further asset transfers to NAMA, which are unlikely to improve market confidence in either the banks or the state'. The Group has therefore not classified these assets as held for sale to NAMA at 31 December 2010.

(1)
Prior to (i) any impairment provisions previously recognised by the Group, (ii) any fair value adjustments in respect of any consideration received, (iii) any provision that may be required under accounting standards due to the on going cost of servicing these assets on behalf of NAMA, and (iv) taking account of any transfer costs.

Review of Group Performance

Group Income Statement

	Year ended 31 December 2010 €m	*Restated 9 months ended 31 December 2009 €m	*Restated Year ended 31 March 2009 €m
Net interest income	2,219	2,170	3,658
Other income (net of insurance claims)	2,377	1,437	310

Total operating income (net of insurance claims)	4,596	3,607	3,968
Operating expenses	(1,070)	(1,395)	(2,132)
Impairment of goodwill and other intangible assets	—	—	(304)
Impairment charges on financial assets	(2,284)	(4,057)	(1,513)
Loss on sale of assets to NAMA	(2,241)	—	—
Share of associates and joint ventures (post tax)	49	35	(42)
Loss on disposal of business activities	—	(3)	—

Total loss before tax	(950)	(1,813)	(23)
Taxation	341	344	41

(Loss)/profit	(609)	(1,469)	18

Attributable to non-controlling interests	5	(9)	(35)
Attributable to stock holders	(614)	(1,460)	53

(Loss)/profit	(609)	(1,469)	18

Basic EPS per share (cent)	(21.7c )	(106.3c )	2.7c

Diluted EPS per share (cent)	(21.7c )	(106.3c )	2.7c

*
During 2010 the Group changed the reported presentation of the results of two of its subsidiaries such that the income and operating expenses are presented on separate line items in the Income Statement. To facilitate a more meaningful comparison a similar presentation has now been adopted in the nine month period ended 31 December 2009 and the twelve month period ended 31 March 2009. In the nine month period ended 31 December 2009 this has led to a decrease in net interest income of €9 million, an increase in other income of €17 million and an increase in operating expenses of €8 million as compared with the amounts previously reported for these line items. In the twelve month period ended 31 March 2009 this has led to a decrease in net interest income of €12 million, an increase in other income of €23 million and an increase in operating expenses of €11 million as compared with the amounts previously reported for these line items.

Income

The period on period changes in 'net interest income' and 'net other income' are affected by certain IFRS income classifications. Under IFRS, certain assets and liabilities can be designated at 'fair value through profit or loss' (FVTPL). Where the Group has designated liabilities at 'fair value through profit or loss', the total fair value movements on these liabilities, including interest expense, are reported in 'net other income'. However, the interest income on any assets which are funded by these liabilities is reported in 'net interest income'. In addition, debt is raised in a variety of currencies and the resulting foreign exchange and interest rate risk is managed using derivative instruments—the cost of which is reported in 'net other income'.

Net Interest Income

The following table shows net interest income for the twelve month period ended 31 December 2010, the nine month period ended 31 December 2009 and the twelve month period ended 31 March 2009.

	Year ended 31 December 2010 €m	*Restated 9 months ended 31 December 2009 €m	*Restated Year ended 31 March 2009 €m
Net interest income	2,219	2,170	3,658

*
During 2010 the Group changed the reported presentation of the results of two of its subsidiaries such that the income and operating expenses are presented on separate line items in the Income Statement. To facilitate a more meaningful comparison a similar presentation has now been adopted in the nine month period ended 31 December 2009 and the twelve month period ended 31 March 2009. In the nine month period ended 31 December 2009 this has led to a decrease in net interest income of €9 million, an increase in other income of €17 million and an increase in operating expenses of €8 million as compared with the amounts previously reported for these line items. In the twelve month period ended 31 March 2009 this has led to a decrease in net interest income of €12 million, an increase in other income of €23 million and an increase in operating expenses of €11 million as compared with the amounts previously reported for these line items.

Twelve month period ended 31 December 2010 compared to the nine month period ended 31 December 2009

Net interest income of €2,219 million increased by €49 million in the twelve month period ended 31 December 2010 from €2,170 million for the nine month period ended 31 December 2009.

Net interest income is impacted by the classification of certain income between interest expense and other income (net of insurance claims) under IFRS which relates to the designation of certain financial instruments under the fair value option. This treatment resulted in additional net interest income of €175 million for the twelve month period ended 31 December 2010 and additional net interest income of €71 million for the nine month period ended 31 December 2009, offset by a similar reduction in 'other income (net of insurance claims)' in both reporting periods. After adjusting for the impact of the IFRS classifications, the Group's net interest income decreased by €55 million in the twelve month period ended 31 December 2010.

The Group has incurred higher Government guarantee fees in the twelve month period ended 31 December 2010 compared to the nine month period ended 31 December 2009. On 11 January 2010, the relevant deposit taking entities within the Group were accepted as participating financial institutions in the Eligible Liabilities Guarantee (ELG) Scheme. In the twelve month period ended 31 December 2010 the Group incurred fees of €275 million under the ELG scheme. As the fees payable under the ELG Scheme are directly attributable to and incremental to the issue of a security or the raising of a deposit, they are included in the calculation of the effective interest rate of that security or deposit and classified, under accounting rules, as part of 'Net interest income'. The fees payable under the Credit Institutions Financial Support (CIFS) Scheme relate to the average balances of covered liabilities during the period, including liabilities that may have existed at the date of the introduction of the scheme. Therefore they are not directly attributable to or incremental to the issue of a specific security or the raising of a deposit and, under accounting rules, are classified as part of 'Net other income'. The CIFS Guarantee Scheme expired on 29 September 2010.

The increase in net interest income is primarily due to the longer reporting period and improved asset pricing. These increases were partly offset by the cost of the ELG scheme, the increased cost of deposits in highly competitive markets, the higher cost of wholesale funding and lower average earning assets.

In January 2010 the European Commission imposed restrictions on the Group's ability to make coupon payments on certain subordinated liabilities unless under a binding legal obligation to do so (a 'coupon stopper' provision). On 31 December 2009 the Group expected that it would be precluded from making coupon payments for two subsequent years and therefore, under the effective interest rate method of accounting, the Group recognised a gain of €67 million in its financial statements for the nine months ended 31 December 2009. The European Commission stated on 15 July 2010 that the 'coupon stopper' provision would cease on January 31, 2011. Consequently the Group has recognised a charge of €36 million in the twelve month period ended 31 December 2010 to reflect this change.

Nine month period ended 31 December 2009 compared to the twelve month period ended 31 March 2009

Net interest income of €2,170 million decreased by €1,488 million in the nine month period ended 31 December 2009 from €3,658 million for the twelve month period ended 31 March 2009.

As outlined above, net interest income is affected by the classification of certain income between interest expense and other income (net of insurance claims) under IFRS which relates to the designation of certain financial instruments under the fair value option. This treatment resulted in additional net interest income of €71 million for the nine month period ended 31 December 2009 and additional net interest income of €578 million for the twelve month period ended 31 March 2009, offset by a similar reduction in 'other income (net of insurance claims)' in both reporting periods. After adjusting for the impact of the IFRS classifications, the Group's net interest income decreased by €981 million in the nine month period ended 31 December 2009.

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

In January 2010 the European Commission imposed restrictions on the Group's ability to make coupon payments on certain subordinated liabilities unless under a binding legal obligation to do so (a 'coupon stopper' provision). On 31 December 2009 the Group expected that it would be precluded from making coupon payments for the two subsequent years and therefore, under the effective interest rate method of accounting, the Group recognised a gain of €67 million in its financial statements for the nine months ended 31 December 2009. The gain increased net interest income by €58 million and income (net of insurance claims) by €9 million.

IFRS classifications

The table below sets out a reconciliation of net interest income under IFRS to net interest income after adjusting for IFRS classifications.

	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Net interest income (IFRS)	2,219	2,170	3,658
Impact of IFRS classifications	(175)	(71)	(578)

	2,044	2,099	3,080

The main drivers of the IFRS income classifications (which are classified as part of other income under IFRS) in the year ended 31 December 2010, nine month period ended 31 December 2009 and the year ended 31 March 2009 are outlined below.

	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Liabilities designated at fair value through profit or loss
Trading expense	38	25	141
Insurance contract liabilities and claims paid	10	5	46
Derivatives not designated under hedge accounting
Trading expense	127	41	391

	175	71	578

Twelve month period ended 31 December 2010 compared to the nine month period ended 31 December 2009

The significant increase in the twelve month period ended 31 December 2010 compared to the nine month period ended 31 December 2009 is largely as a result of the de-designation by the Group of a number of hedging derivatives in the twelve month period ended 31 December 2010. These derivatives no longer qualify for hedge accounting under IFRS, meaning the interest cost of these derivatives was recognised in trading expense in the twelve month period ended 31 December 2010, whereas this cost was recognised in net interest income for the nine month period ended 31 December 2009.

Nine month period ended 31 December 2009 compared to the twelve month period ended 31 March 2009

The underlying reasons for changes in net interest income due to IFRS classifications, for the nine month period ended 31 December 2009 compared to the year ended 31 March 2009 are as follows:

Liabilities designated at FVTPL:

The reduction in the nine month period ended 31 December 2009 compared to the year ended 31 March 2009 relates principally to the interest expense on the Group's equity linked tracker deposits and structured debt in issue. The equity linked tracker deposits are classified on the balance sheet as Customer accounts and Insurance contract liabilities. The structured debt in issue is classified on the balance sheet as Debt securities in issue.

The significant decrease in this interest expense is caused by the considerable reduction in 3 month Euribor rates from 4.7% at 31 March 2008 to 1.5% at 31 March 2009 to 0.7% at 31 December 2009.

Derivatives not designated under hedge accounting:

The significant reduction in the nine month period ended 31 December 2009 compared to the year ended 31 March 2009 relates to the fact that the Group raises some elements of its funding in different currencies to which it lends. To convert from the currency in which it borrows into the currency in which it lends, the Group enters into derivatives, in particular cross-currency interest rate swaps and currency forwards. Those derivatives (classified as Derivative financial instruments on the balance sheet) have an interest cost which in the year ended 31 March 2009 was significantly greater than in the nine month period ended 31 December 2009. During the nine month period ended 31 December 2009 the interest cost reduced as interest rates in all currencies reduced towards zero.

Group Net Interest Margin (Group Net Yield)

The following table sets forth the Group's net interest margin for the twelve month period ended 31 December 2010, the nine month period ended 31 December 2009 and for the twelve month period ended 31 March 2009.

	Year ended 31 December 2010	*Restated 9 months ended 31 December 2009	*Restated Year ended 31 March 2009
Average interest earning assets (€ billion)	160	172	177

Group net interest margin—annualised (group net yield) (%)	1.39%	1.68%	2.07%

*
During 2010 the Group changed the reported presentation of the results of two of its subsidiaries such that the income and operating expenses are presented on separate line items in the Income Statement. To facilitate a more meaningful comparison a similar presentation has now been adopted in the nine month period ended 31 December 2009 and the twelve month period ended 31 March 2009. In the nine month period ended 31 December 2009 this has led to a decrease in net interest income of €9 million, an increase in other income of €17 million and an increase in operating expenses of €8 million as compared with the amounts previously reported for these line items. In the twelve month period ended 31 March 2009 this has led to a decrease in net interest income of €12 million, an increase in other income of €23 million and an increase in operating expenses of €11 million as compared with the amounts previously reported for these line items.

Twelve month period ended 31 December 2010 compared to the nine month period ended 31 December 2009

The Group net interest margin for the twelve month period ended 31 December 2010 declined by 29 basis points to 1.39% as compared to a net interest margin (annualised) of 1.68% for the nine month period ended 31 December 2009. 12 basis points of the decrease is due to the classification of certain income under IFRS as mentioned above in the net interest income section and the cost of the ELG Scheme, which the Group joined in January 2010, which was €275 million in the twelve months ended 31 December 2010.

Net interest income (excluding cost of the ELG Scheme and excluding the impact of IFRS income classifications) of €2,319 million for the twelve month period ended 31 December 2010 has increased by €220 million compared to €2,099 million for the nine month period ended 31 December 2009. The increase of €220 million is primarily due to the longer reporting period, partly offset by lower net interest income due to a 7% reduction in average earning assets in 2010 together with a lower net interest margin.

The key drivers of the remaining margin decrease of 17 basis points (annualised) were as follows:

•
20 basis points decrease due to margin attrition on customer deposits as a result of intense competition and the low interest rate environment;

•
12 basis points decrease due to higher costs of wholesale funding;

•
2 basis points decrease due to lower treasury income; and

•
2 basis points decrease due to balance sheet structure and lower earnings on capital partly offset by an improved asset mix.

•
5 basis points decrease due to the impact of the "coupon stopper", on certain subordinated debt and the gain in disposal of business activities (see pages 146 and 147).

Partly offset by:

•
23 basis points increase due to higher asset pricing.

Nine month period ended 31 December 2009 compared to the twelve month period ended 31 March 2009

The Group net interest margin (annualised) for the nine month period ended 31 December 2009 declined by 39 basis points to 1.68% as compared to a net interest margin of 2.07% for the twelve month period ended 31 March 2009. 30 basis points of the decrease is due to classification of certain income under IFRS as mentioned above in the net interest income section.

Excluding the impact of this classification, the other key drivers of the margin decrease were as follows:

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

•
11 basis points due to higher asset pricing, particularly in Corporate Banking, UK Business Banking and the UK Residential Mortgage Business,

•
5 basis points increase due to lower cost of market dislocation,

•
4 basis points higher due to earnings on the proceeds from the issue of the €3.5 billion 2009 reference stock before taking account of the 8% coupon payable on the investment,

•
4 basis points higher as a result of the non-payment of the coupons on the tier 1 and upper tier 2 capital instruments unless under a legal binding obligation to do so, following indications from the European Commission; and

•
1 basis point higher due to lower interest costs following the repurchase of tier 1 debt securities in June 2009.

Interest Rates—Ireland, UK and US

	31 December 2010%	31 December 2009%	31 March 2009%
Ireland
European interbank offered rate:
One month Euribor	0.78%	0.45%	1.12%
Three month Euribor	1.01%	0.70%	1.51%
United Kingdom
London interbank offered rate:
One month	0.59%	0.52%	1.03%
Three month	0.76%	0.61%	1.65%
United States
Prime Rate	3.25%	3.25%	3.25%

Other Income (net of insurance claims)

The following table shows other income (net of insurance claims) for the twelve month period ended 31 December 2010, the nine month period ended 31 December 2009 and the twelve month period ended 31 March 2009.

	Year ended 31 December 2010 €m	*Restated 9 months ended 31 December 2009 €m	*Restated Year ended 31 March 2009 €m
Net insurance premium income	969	665	1,069
Fee and commission income	633	474	717
Fee and commission expense	(257)	(255)	(232)
Net trading income/(expense)	225	(28)	(307)
Life assurance investment income and losses	474	958	(1,570)
Gain on repurchase of subordinated liabilities	1,402	1,037	—
Insurance contract liabilities and claims paid	(1,268)	(1,462)	537
Other operating income	199	48	96

Other income (net of insurance claims)	2,377	1,437	310

*
During 2010 the Group changed the reported presentation of the results of two of its subsidiaries such that the income and operating expenses are presented on separate line items in the Income Statement. To facilitate a more meaningful comparison a similar presentation has now been adopted in the nine month period ended 31 December 2009 and the twelve month period ended 31 March 2009. In the nine month period ended 31 December 2009 this has led to a decrease in net interest income of €9 million, an increase in other income of €17 million and an increase in operating expenses of €8 million as compared with the amounts previously reported for these line items. In the twelve month period ended 31 March 2009 this has led to a decrease in net interest income of €12 million, an increase in other income of €23 million and an increase in operating expenses of €11 million as compared with the amounts previously reported for these line items.

Twelve month period ended 31 December 2010 compared to the nine month period ended 31 December 2009

Other income (net of insurance claims) of €2,377 million for the twelve month period ended 31 December 2010 increased by €940 million compared to €1,437 million for the nine month period ended 31 December 2009. IFRS income classifications, as mentioned above have also impacted 'other income (net of insurance claims)' (a charge of €175 million in the twelve month period ended 31 December 2010 versus a charge of €71 million in the nine month period ended 31 December 2009).

Following the successful completion of liability management exercises during the twelve month period ended 31 December 2010 the Group recognised a gain of €1,402 million in its income statement as follows:

•
a gain of €423 million was recognised following the completion, in February 2010, of an exchange of certain Lower tier 2 securities for a new series of longer dated Lower tier 2 securities;

•
a gain of €287 million was recognised as part of the Group's capital raising initiative in 2010, arising from the Debt for Equity Exchange Offers where existing holders of eligible debt securities were offered the opportunity to exchange those securities for (a) cash proceeds raised from the allotment of ordinary stock on behalf of these bond holders in the rights issue or (b) allotment instruments which converted into ordinary stock in September 2010. Of this gain,€11 million arose on the conversion of the allotment instrument into ordinary stock in September 2010;

•
a gain of €12 million was recognised following the completion in July 2010 of a private exchange of certain Lower tier 2 securities for a new longer dated Lower tier 2 security; and

•
a gain of €691 million was recognised following the completion in December 2010 of an exchange of certain Lower tier 2 securities for a new series of senior debt securities.

During the twelve month period ended 31 December 2010 a gain of €360 million was recognised arising from the impact of the change in credit spreads relating to the Group's issued notes and other deposits accounted for at 'fair value through profit or loss' compared to a charge of €6 million on these liabilities in the nine month period ended 31 December 2009. These liabilities consist of certain subordinated debt, certain structured senior debt and tracker deposits.

The principal other items within other income (net of insurance claims) and after the impact of IFRS income classifications which contributed to the increase in other income (net of insurance claims) in the twelve month period ended 31 December 2010 included:

•
lower levels of fees and charges in the Banking and Capital Markets businesses offset by the longer reporting period;

•
higher operating income in Bank of Ireland Life together with the impact of the longer reporting period partly offset by the impact of economic assumption changes;

•
a positive movement of €88 million due to the change in value of investment properties. In the nine month period ended 31 December 2009 investment properties held on the Group's balance sheet fell in value by €62 million reflecting depressed yields in very uncertain markets. There was some recovery in the value of international investment properties in the twelve month period ended 31 December 2010 which was the principal driver of the gain of €26 million in this period;

•
a provision of €74 million in the nine month period ended 31 December 2009 relating to a court hearing in connection with a European property investment;

•
a gain of €17 million arose in the twelve month period ended 31 December 2010, on the unwind of the fair value hedge adjustment associated with fixed rate subordinated bonds following liability management exercises, compared to a charge of €28 million in the nine month period ended 31 December 2009;

•
a charge of €68 million relating to the CIFS Guarantee Scheme in the twelve month period ended 31 December 2010. This was €37 million lower than the equivalent charge of €105 million in the nine month period ended 31 December 2009. The CIFS Guarantee Scheme expired on 29 September 2010;

•
a charge of €31 million in the twelve month period ended 31 December 2010 arising from the impact of credit deterioration on the fair value of derivatives held for sale to NAMA;

•
a reduction of €14 million in the investment variance in Bank of Ireland Life with investment returns at more normalised levels in the twelve month period ended 31 December 2010 compared to the strong recovery seen in world equity and investment markets in the nine month period ended 31 December 2009; and

•
reduced fees from asset management activities of €12 million arising from the disposal of Guggenheim Alternative Asset Management LLC (Guggenheim) in June 2009 and Iridian Asset Management LLC (Iridian) in August 2009.

Nine month period ended 31 December 2009 compared to the twelve month period ended 31 March 2009

Other income (net of insurance claims) of €1,437 million for the nine month period ended 31 December 2009 increased by €1,127 million compared to €310 million for the twelve month period ended 31 March 2009. IFRS income classifications, as mentioned above have also impacted other income (net of insurance claims) (a debit of €71 million in the nine month period ended 31 December 2009 versus a debit of €578 million in the twelve month period ended 31 March 2009).

In June 2009, the Group successfully completed a debt re-purchase programme of a nominal value of €1.7 billion euro, sterling and US dollar denominated tier 1 securities. The debt repurchase involved a cash tender offer for six tier 1 securities at an average discount of 59% to their nominal value. The gain generated from the repurchase increased other income (net of insurance claims) by €1,037 million.

During the nine month period ended 31 December 2009, the Group disposed of its interest in Guggenheim and Iridian resulting in a net loss of €3 million.

In the nine month period ended 31 December 2009 there was a loss of €3 million on hedge ineffectiveness on transition to IFRS compared to €7 million loss in the twelve month period ended 31 March 2009.

The principal other items within other income (net of insurance claims) and after the impact of IFRS income classifications which contribute to the drop in other income (net of insurance claims) in the nine month period ended 31 December 2009 included;

•
the shorter reporting period;

•
lower fee and other income of €271 million in the Banking and Capital Markets businesses as a result of lower levels of new business activity;

•
reduced income of €71 million in the Life business primarily due to lower volumes of new business as a result of affordability issues for policyholders arising from lower levels of disposable income;

•
additional charge associated with the Irish Government Guarantee of certain liabilities of €39 million (the twelve month period ended 31 March 2009 includes a charge for six months from 29 September 2008 compared to a nine month charge to 31 December 2009);

•
a positive movement on the investment valuation variance of €140 million in Bank of Ireland Life due to improved valuations as world equity and investment markets have shown some recovery from last year's sharp falls;

•
increased impairment of €25 million on the value of some investment properties arising from continuing low levels of transactions in the commercial property markets;

•
lower fees arising from the disposal of Guggenheim in June 2009 and Iridian in August 2009 of €33 million;

•
a movement of €70 million arising from the change in credit spreads on the Group's issued notes and subordinated debt designated at 'fair value through profit or loss'. This is a partial reversal of gains recognised in prior periods;

•
a charge in the nine month period ended 31 December 2009 of €74 million arising from an unfavourable court ruling in connection with a European property investment;

•
a charge of €39 million in the twelve month period ended 31 March 2009 arising from the collapse of Lehmans in September 2008; and

•
a gain of €24 million reflecting a distribution by Visa International following its initial public offering, included in the results for the twelve month period ended 31 March 2009.

Operating expenses

The following table sets out the Group's other operating expenses for the year ended 31 December, 2010, for the nine month period ended 31 December 2009 and the year ended 31 March 2009.

Operating expenses	Year ended 31 December 2010 €m	*Restated 9 months ended 31 December 2009 €m	*Restated Year ended 31 March 2009 €m
Staff costs (excluding pension costs)	836	640	1,017
Pension costs	(559)	149	180
Other costs	793	606	935

Total Operating expenses	1,070	1,395	2,132

Average staff numbers (full time equivalents)	14,284	14,755	15,868

*
A number of reclassifications have been made to the Income Statement for the nine month period ended 31 December 2009 and for the year ended 31 March 2009:

•
The impairment charge on intangible assets of €6 million for the nine month period ended 31 December 2009 is shown in other costs where previously it had been shown as a separate line item.

•
During 2010 the Group changed the reported presentation of the results of two of its subsidiaries such that the income and operating expenses are presented on separate line items in the Income Statement. To facilitate a more meaningful comparison a similar presentation has now been adopted in the nine month period ended 31 December 2009 and the twelve month period ended 31 March 2009. In the nine month period ended 31 December 2009 this has led to a decrease in net interest income of €9 million, an increase in other income of €17 million and an increase in operating expenses of €8 million as compared with the amounts previously reported for these line items. In the twelve month period ended 31 March 2009 this has led to a decrease in net interest income of €12 million, an increase in other income of €23 million and an increase in operating expenses of €11 million as compared with the amounts previously reported for these line items.

Twelve month period ended 31 December 2010 compared to the nine month period ended 31 December 2009

Operating expenses of €1,070 million for the twelve month period ended 31 December 2010 were €325 million lower when compared to operating expenses of €1,395 million for the nine month period ended 31 December 2009 primarily due to the impact of amendments to defined benefit pension schemes of €733 million but also reflecting lower staff numbers, continued tight management of all costs and the impact of changes in pensions benefits.

Staff costs (excluding pension costs) of €836 million for the twelve month period ended 31 December 2010 were €196 million higher when compared to €640 million for the nine month period ended 31 December 2009 as a result of the longer reporting period partly offset by lower staff numbers. Average staff numbers (full time equivalents) for the twelve month period ended 31 December 2010 were 471 lower compared to average staff numbers (full time equivalents) for the nine month period ended 31 December 2009.

During 2010, the Group completed its review of its defined benefit pension schemes and has made changes to pension benefits under these schemes. A pension credit to the income statement of €559 million for the twelve month period ended 31 December 2010 compared to pension costs of €149 million for the nine month period ended 31 December 2009 is primarily due to the changes to the pension benefits arising from the above review partly offset by the longer reporting period.

The Group continues to maintain its tight focus on cost management and is implementing a range of initiatives to further reduce costs including the renegotiation of key outsourcing contracts together with increasing the levels of consolidation, standardisation and simplification of its operations.

The UK Government announced the introduction of an annual bank levy in their 2010 Budget. The introduction of this levy is not expected to result in a material charge to the Group in the year to 31 December 2011.

Nine month period ended 31 December 2009 compared to the twelve month period ended 31 March 2009

Operating expenses of €1,395 million decreased by €737 million for the nine month period ended 31 December 2009 compared to operating expenses of €2,132 million for the twelve month period ended 31 March 2009. Even allowing for the shorter reporting period, costs are lower due to lower staff numbers and rigorous cost management across all costs.

Staff costs (excluding pension costs) of €640 million for the nine month period ended 31 December 2009 were €377 million lower compared to €1,017 million for the twelve month period ended 31 March 2009. The staff costs were lower as a result of the Group's continuing pay and recruitment freeze and the non-replacement of departing staff. In addition, staff costs were lower due to reduced staff numbers arising from the Group's actions to close to new business and put into run-down our intermediary sourced mortgage business in the UK and some of our international lending businesses in Corporate Banking as well as from the sale and downsizing of our asset management businesses. Staff numbers (including contract and agency staff) of 14,755 full time equivalents at 31 December 2009 were 7% lower compared to 15,868 full time equivalents at 31 March 2009.

Pension costs of €149 million for the nine month period ended 31 December 2009 were €31 million lower when compared to the pension costs for the twelve month period ended 31 March 2009. After adjusting for the shorter reporting period, pension costs increased as a result of the escalating costs to the Group of providing the pension scheme benefits together with the reduction in returns on scheme assets following their fall in values over the prior two years in particular.

In the nine month period ended 31 December 2009, continued tight control of all other costs remained a key focus. In the year ended 31 March 2009, non staff costs included costs associated with a number of downsizing initiatives of €83 million.

Impairment of Goodwill and Other Intangible Assets

	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Impairment of goodwill and other intangible assets	—	—	(304)

Nine month period ended 31 December 2009 compared to the twelve month period ended 31 March 2009

Impairment of goodwill and other intangible assets included a charge of €304 million in the twelve month period ended 31 March 2009.

The Group carried out an impairment review of all goodwill and other intangible assets on the Group balance sheet at 31 March 2009. The carrying value of the US based asset management businesses, Guggenheim and Iridian, were severely impacted by the downturn in the global asset management sector, falling assets under management and client redemptions. Consequently a decision was made to write down the carrying value of the businesses to their recoverable amounts, which was fair value less costs to sell. As a result the Group recorded an impairment charge of €304 million in the year ended 31 March 2009. This impairment had no cash impact nor did it impact the Group's capital ratios. The Group disposed of these businesses during the nine month period ended 31 December 2009.

As noted on page 89, the impairment charge of €6 million for the nine month period ended 31 December 2009 has been included in operating expenses.

Impairment Charges on Financial Assets

	Year ended 31 December 2010 €m	*Restated 9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Available for sale financial (AFS) assets	168	2	76

Impairment charges on loans and advances to customers (including assets sold or held for sale to NAMA) (note 14 (F-pages))	2,116	4,055	1,435

Impairment charge relating to: Loans and advances to customers (excluding assets sold or held for sale to NAMA)	1,887	2,371	**
Assets sold or held for sale to NAMA	229	1,684	**

*
The impairment charges on loans and advances to customers and assets sold or held for sale to NAMA have been restated for the nine month period ended 31 December 2009 to reflect changes in the eligibility criteria for loans sold to NAMA during 2010 with no change to the total impairment charge (further details are set out in note 15 on page F-68 and F-69).

**
As the establishment of NAMA was announced in April 2009 and the relevant legislation was enacted in November 2009, the comparable information for the year ended 31 March 2009 is not available.

Twelve month period ended 31 December 2010 compared to the nine month period ended 31 December 2009

The impairment charges on loans and advances to customers (excluding assets sold or held for sale to NAMA) of €1,887 million for the twelve month period ended 31 December 2010 has decreased by €484 million compared to the impairment charges of €2,371 million for the nine month period ended 31 December 2009. The slowdown in economic activity, high levels of unemployment, lower disposable income, poor consumer sentiment, business insolvencies, falling asset values, and low levels of transactions and illiquidity in property markets are the key drivers of impairment losses for the twelve month period ended 31 December 2010. The Group maintains its expectations that the impairment charge on the non-NAMA loans and advances to customers peaked in 2009, reduced in 2010, with anticipated further reductions in subsequent years.

The impairment charge on assets sold or held for sale to NAMA of €229 million for the twelve month period ended 31 December 2010 which has reduced by €1,455 million compared to the impairment charges of €1,684 million for the nine month period ended 31 December 2009. The impairment charge in the nine month period ended 31 December 2009 reflected the sharp deterioration in the property market which was significantly impacted by falling property prices, a negative outlook for asset values, an oversupply of residential housing stock in Ireland and generally weak economic conditions, particularly in Ireland. In addition, the uncertainties which existed in the latter half of 2009 as the NAMA process evolved led to a low level of transactions in the Irish commercial property sector due to a lack of demand from investors. The impairment charges on assets sold or held for sale to NAMA of €229 million in the twelve month period ended 31 December 2010 reflects the impact of underlying economic conditions, reduced asset values and low levels of transactions and illiquidity in property markets which have continued to reduce rental flows and delay recovery prospects.

Further analysis of the impairment charges on loans and advances to customers and impairment charges on assets sold or held for sale to NAMA is outlined in the Credit Risk section note 60 on pages F-196 to F-200 and is incorporated by reference herein.

Nine month period ended 31 December, 2009 compared to the twelve month period ended 31 March 2009

Group loan impairment charge (including assets sold or held for sale to NAMA)	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Residential mortgages	237	127
Non-property SME and Corporate	659	344
Property and Construction	2,993	766
Consumer	166	198

Total loan impairment charge	4,055	1,435

At 31 December 2009, the Group classified those loans and advances to customers expected to transfer to NAMA as loans held for sale to NAMA. For ease of comparative purposes the following tables and commentary presents loans and advances to customers and loans held for sale to NAMA together as Total loans.

The split of the Group impairment charge on loans and advances to customers (including assets sold or held for sale to NAMA) by portfolio was as follows:

The impairment charge on Residential mortgages was €237 million for the nine month period ended 31 December 2009 compared to €127 million for the twelve month period ended 31 March 2009. This increase is due to the impact on the level of arrears from rising unemployment and lower disposable income together with further declining property prices.

The impairment charge on Non-property SME and corporate was €659 million for the nine month period ended 31 December 2009 compared to €344 million for the twelve month period ended 31 March 2009. This increase was due to the impact on customers of the slowdown in economic activity and poor consumer sentiment together with the level of business insolvencies.

The impairment charge on Property and construction was €2,993 million for the nine month period ended 31 December 2009 compared to €766 million for the twelve month period ended 31 March 2009. The land and development element within the Property and construction portfolio is most significantly impacted by falling property prices, more negative views of asset values, over supply of residential stock in Ireland and the general weak economic conditions, particularly in Ireland and to a lesser extent in the UK.

The impairment charge on Consumer loans was €166 million for the nine month period ended 31 December 2009 compared to €198 million for the twelve month period ended 31 March 2009. The charge on Consumer loans remained significant due to higher unemployment, high levels of personal indebtedness and lower disposable income.

Impairment charge on available for sale financial assets (AFS)

Twelve month period ended 31 December 2010 compared to the nine month period ended 31 December 2009

In the twelve month period ended 31 December 2010, the Group incurred impairment charges of €168 million on assets in its AFS portfolio compared to a charge of €2 million during the nine month period ended 31 December 2009. The charge for the year ended 31 December 2010 includes an amount of €98 million on a holding of subordinated debt issued by Allied Irish Banks plc. The Group exchanged these bonds for cash in January 2011 without further loss. In addition the Group incurred an impairment charge of €70 million on NAMA subordinated bonds following the decision by NAMA not to pay the discretionary coupon due on 1 March 2011.

Nine month period ended 31 December 2009 compared to the twelve month period ended 31 March 2009

In the nine month period ended 31 December 2009, the Group incurred impairment charges of €2 million on assets in its AFS portfolio while during the year ended 31 March 2009 the Group incurred an impairment charge of €76 million. The receivership of Washington Mutual resulted in an impairment of €36 million in the AFS portfolio and the nationalisation and subsequent receivership of certain Icelandic banks led to a €25 million impairment charge. Both are included in the impairment charge of €76 million for the year to 31 March 2009.

Loss on sale of assets to NAMA

The loss on sale of assets to NAMA reflects those assets that were sold to NAMA in the twelve month period ended 31 December 2010 as set out below.

Loss on sale of assets to NAMA	€m	Year ended 31 December 2010 €m
Loans sold to NAMA (nominal value)		9,340
Derivatives sold to NAMA (fair value)		61

		9,401
Nominal value of consideration
— NAMA senior bonds	(4,970)
— NAMA subordinated debt	(262)	(5,232)

Discount on gross asset value		4,169
Impairment provisions at date of sale		(2,237)
Other items
Fair value adjustments on consideration, provision for
Servicing liability and other related sale costs		309

Loss on sale of assets to NAMA		2,241

During the twelve month period ended 31 December 2010, the Group sold €9.4 billion of assets (before impairment provisions) to NAMA. The nominal consideration for these assets amounted to €5.2 billion resulting in a gross discount of 44%(1). At 31 December 2010, the Group still held as eligible for sale to NAMA €0.9 billion of assets (before impairment provisions), where the Group has an individual customer/sponsor exposure of greater than €20 million. The Group expects that the discount on the sale of these assets to NAMA will be less than the average discount on assets sold prior to 31 December 2010.

(1)
Prior to (i) any impairment provisions previously recognised by the Group, (ii) any fair value adjustments in respect of any consideration received, (iii) any provision that may be required under accounting standards due to the on-going cost of servicing these assets on behalf of NAMA, and (iv) taking account of any transfer costs.

Taxation

Twelve month period ended 31 December 2010 compared to the nine month period ended 31 December 2009

The taxation credit for the Group was €341 million for the twelve month period ended 31 December 2010 compared to a taxation credit of €344 million for the nine month period ended 31 December 2009 due to losses incurred in both periods together with the impact of the non-core items (see note 18 on page F-70). The effective tax rate for the year ended 31 December 2010 was a credit of 36% compared to a credit of 19% for the nine months ended 31 December 2009.

Nine month period ended 31 December, 2009 compared to the twelve month period ended 31 March 2009

The taxation credit for the Group was €344 million for the nine months ended 31 December 2009 compared to a taxation credit of €41 million for the year ended 31 March 2009 primarily due to losses in the period. The effective tax rate for the nine months ended 31 December 2009 was a credit of 19% compared to a credit of 178% for the year ended 31 March 2009.

Consolidated Balance Sheet

Summary Consolidated Balance Sheet	31 December 2010 €bn	31 December 2009 €bn	Change %
Loans and advances to customers (after impairment provisions)	114	119	(4%	)
Assets held for sale to NAMA (after impairment provisions)	1	10	(92%	)
Liquid assets	30	31	(3%	)
Other assets	22	21	4%

Total assets	167	181	(8%	)

Customer deposits	65	85	(23%	)
Wholesale funding	70	61	14%
Subordinated liabilities	3	6	(54%	)
Other liabilities	22	23	(6%	)

Total liabilities	160	175	(9%	)

Stockholders' equity	7	6	16%

Total liabilities and stockholders' equity	167	181	(8%	)

Loans and advances to customers

The Group's loans and advances to customers (after impairment provisions) at 31 December 2010 of €114 billion reflects a decrease of 4% when compared to the Group's loans and advances to customers of €119 billion at 31 December 2009. On a constant currency basis the Group's loans and advances to customers (after impairment provisions) at 31 December 2010 fell by 6% when compared to the Group's loans and advances to customers of €119 billion at 31 December 2009.

The composition of the Group's loans and advances to customers by division and by portfolio at 31 December 2010 was broadly consistent with the composition of the loans and advances to customers by division and by portfolio at 31 December 2009 as set out in the tables below.

	31 December 2010		31 December 2009
Composition by division Loans and advances to customers	€bn	%	€bn	%
Retail Republic of Ireland	50	42%	51	42%
UK Financial Services	49	41%	49	40%
UK Financial Services (Stg£bn equivalent)	42	—	44	—
Capital Markets	20	17%	22	18%

Loans and advances to customers (before impairment provisions)	119	100%	122	100%
Impairment provisions	(5)	—	(3)	—

Loans and advances to customers (after impairment provisions)	114	—	119	—

	31 December 2010		31 December 2009
Composition by portfolio Loans and advances to customers	€bn	%	€bn	%
Residential mortgages	60	51%	60	49%
— Retail Republic of Ireland	28	—	28	—
— UK Financial Services	32	—	32	—
— UK Financial Services (Stg£bn equivalent)	28	—	29	—
Non-property SME and corporate	31	26%	34	28%
Property and construction	24	20%	24	19%
— Investment	20	—	21	—
— Land and development	4	—	3	—
Consumer	4	3%	4	4%

Loans and advances to customers (before impairment provisions)	119	100%	122	100%
Impairment provisions	(5)	—	(3)	—

Loans and advances to customers (after impairment provisions)	114	—	119	—

Residential mortgages of €60 billion (before impairment provisions) at 31 December 2010 are in line with 31 December 2009. The UK mortgage book reduced by £1 billion or 3% in the twelve month period ended 31 December 2010, reflecting the continued run off of the intermediary sourced mortgage book with some new lending taking place in POFS.

Non-property SME and corporate loans of €31 billion at 31 December 2010 have decreased by €3 billion when compared to the loan book at 31 December 2009 primarily due to muted demand for new lending, actions taken by customers to reduce their levels of debt and deleveraging initiatives undertaken by the Group.

The total Property and construction portfolio of €24 billion at 31 December 2010 remains broadly unchanged since 31 December 2009. The increase in the land and development portfolio is due to the change in the eligibility criteria for assets held for sale to NAMA, as set out in note 28 of the Consolidated Financial Statements. Of the total portfolio of €24 billion at 31 December 2010, investment property lending amounted to €20 billion and of this €13.1 billion is outside the Republic of Ireland. Of the land and development portfolio of €4 billion, €2.0 billion is outside the Republic of Ireland.

Consumer loans of €4 billion at 31 December 2010 continue to decline, reflecting debt repayments and a dearth of demand for new loans and other credit facilities.

The stock of impairment provisions on loans and advances to customers of €5 billion at 31 December 2010 has increased by net €2 billion compared to €3 billion at 31 December 2009. This reflects the impairment charge in the twelve month period ended 31 December 2010.

Assets held for sale to NAMA

The Group's assets held for sale to NAMA (after impairment provisions) at 31 December 2010 of €0.8 billion reflects a decrease of €8.8 billion from €9.6 billion (after impairment provisions) at 31 December 2009.

The composition of the Group's assets held for sale to NAMA by portfolio and by division at 31 December 2010 is set out in the tables below:

	31 December 2010		31 December 2009
Composition by division Assets held for sale to NAMA	€bn	%	€bn	%
Retail Republic of Ireland	—	—	3.5	28%
UK Financial Services	0.7	78%	3.6	29%
UK Financial Services (Stg£bn equivalent)	0.6	—	3.2	—
Capital Markets	0.2	22%	5.3	43%

Assets held for sale to NAMA (before impairment provisions)	0.9	100%	12.4	100%
Impairment provisions	(0.1)	—	(2.8)	—

Assets held for sale to NAMA (after impairment provisions)	0.8	—	9.6	—

	31 December 2010		31 December 2009
Composition by portfolio Assets held for sale to NAMA	€bn	%	€bn	%
Land and development	0.2	22%	8.5	69%
Associated (principally investment property)	0.7	78%	3.7	30%
Derivatives	—	—	0.2	1%

Assets held for sale to NAMA (before impairment provisions)	0.9	100%	12.4	100%
Impairment provisions	(0.1)	—	(2.8)	—

Assets held for sale to NAMA (after impairment provisions)	0.8	—	9.6	—

The movement in assets held for sale to NAMA and the related impairment provisions during the twelve month period ended 31 December 2010 is shown below:

Movement in assets sold or held for sale to NAMA	Total assets €bn	Impairment provision €bn	Carrying value €bn
Balance at 31 December 2009	12.4	(2.8)	9.6
Sale of assets to NAMA	(9.4)	2.2	(7.2)
New impairment provisions	—	(0.2)	(0.2)
Change in eligibility criteria, net	(2.1)	0.7	(1.4)

Balance at 31 December 2010	0.9	(0.1)	0.8

At 31 December 2010 the Group had assets sold or held for sale to NAMA (before impairment provisions) of €0.9 billion.

The Group expects to incur a loss on the sale of the Eligible Bank Assets (Performing and non-performing land and development loans, together with associated loans (primarily investment property loans)) to NAMA arising from the difference between the fair value of the consideration to be received and the carrying value of the Eligible Bank Assets to be sold together with the costs of sale and any provision that may be required under accounting standards due to the ongoing cost of servicing these assets on behalf of NAMA. In accordance with accounting standards, the loss on disposal will only be recognised on the actual sale of each tranche of assets to NAMA.

The gross loss on the disposal of the Group's Eligible Bank Assets to NAMA will be a function of three factors: the quantum of those loans, the mix of those loans, as between land and development and associated loans, and the discount that would apply to those loans. Uncertainties remain as to the final discount which will be applicable.

The Group estimates that the discount to gross loan value on the remaining loans held for sale to NAMA may be in a range of 20% to 30%. The Group will only be able to accurately quantify the ultimate gross loss on the sale of all the Bank of Eligible Bank Assets to NAMA on completion of the relevant due diligence and the sale of the final portfolio of Eligible Bank Assets to NAMA.

A detailed analysis and commentary on asset quality, renegotiated loans, repossessed collateral and impairment is set out on in note 60, Risk Management on pages F-186 to F-200. Information on the Group's challenged loans is noted below.

Challenged Loans

The Group's 'challenged' loans amounted to €23.8 billion at 31 December 2010 compared to €26.3 billion at 31 December 2009. These 'challenged' loans include 'impaired loans', together with elements of 'past due but not impaired loans', 'lower quality but not past due nor impaired' and loans at the lower end of 'acceptable quality' which are subject to increased credit scrutiny.

The reduction in 'challenged' loans reflects the impact of the sale of assets to NAMA during the twelve month period ended 31 December 2010.

Property and construction 'challenged' loans amount to €11.4 billion at 31 December 2010 (31 December 2009: €15.1 billion) with the reduction in volumes being primarily attributable to the sale of assets to NAMA.

Non-property SME and corporate 'challenged' loans amount to €8.1 billion at 31 December 2010 (31 December 2009: €7.7 billion) as the stressed economic conditions continued to negatively impact business activity, particularly in Ireland. In addition, a continuation of poor consumer sentiment and the heightened level of business insolvencies have caused general pressure on the SME sector. Those sectors correlated with consumer spending were particularly impacted. Separately, the more favourable European and global outlook meant that larger corporate customers who were focussed internationally continued to perform better.

Residential mortgages 'challenged' loans amount to €2.9 billion at 31 December 2010 (31 December 2009: €2.2 billion) with the ongoing economic slowdown in Ireland, including lower levels of employment, lower disposable income and continuing declines in house prices continued to adversely impact on the level of mortgage arrears, which increase significantly in 2010. In addition, the buy to let element of the Irish residential mortgage book is impacted by a lower demand for rental properties which, together with the existing levels of oversupply in the housing market has put downward pressure on rental income in recent years. Similar pressures also impacted on Consumer 'challenged' loans which amount to €1.4 billion at 31 December 2010 (31 December 2009: €1.3 billion).

Liquid Assets

Financial assets are considered to be liquid assets if they are traded in active markets or are available to be pledged against borrowings from monetary authorities and include loans to banks and monetary authorities, available for sale financial assets, NAMA senior bonds and trading securities. The Group's holding of liquid assets at 31 December 2010 of €30 billion of which NAMA senior bonds amounts to €5.1 billion has decreased by €1 billion when compared to 31 December 2009.

As a result of challenging funding markets the Group has extended its usage of liquidity facilities provided by Monetary Authorities by means of both its pool of eligible collateral with the ECB and the additional liquidity facilities provided by the Central Bank. The Group's net funding from these sources increased to €31 billion at 31 December 2010 from €8 billion at 30 June 2010 and €8 billion at 31 December 2009.

The Group has a continuous need for liquidity to fund its business activities. The Central Bank prescribes regulatory liquidity ratios for Irish domestic financial institutions. Compliance with these regulatory liquidity ratios can be adversely impacted by a range of factors including the term of borrowings, the split between unsecured and secured funding and the mix of facilities provided by Monetary Authorities. The Group notified the Central Bank of a temporary breach of regulatory liquidity requirements in January 2011 (that breach was remediated in January 2011) and a breach in April 2011 (which has since been remediated). The breaches have been associated with the contraction in unsecured wholesale funding, changes in the eligibility criteria of the ECB and increased usage of Monetory Authority funding. The actions agreed with the Central Bank to de-lever the balance sheet post the PLAR exercise are expected to reduce the Group's funding and liquidity risk.

Available for sale financial assets and NAMA senior bonds

The following table sets out the Group's Available for Sale financial assets (AFS) portfolio and NAMA senior bonds and details the Group's exposure to each asset class together with the valuations at 31 December 2010 with comparisons at 31 December 2009.

Portfolio	Carrying Value	Asset Type	Profile	Key Movements	Fair Value expressed as % of Underlying Nominal
		€3.7 billion Government bonds	Average credit rating A-	Total negative mark to market adjustment to reserves of €295.1 million (31 December 2009: €21 million positive)	92.3%
		(31 December 2009: €1.1 billion)	(31 December 2009: 100% AA rated)	No impairments were recognised in the current or prior period	(31 December 2009: 104.2%)
Liquid Asset Portfolio	€19.5 billion	€10.7 billion bank debt and covered bonds	FRNs/CPS/CDs/covered bonds—average credit rating A+	Total negative mark to market adjustment to reserves of €325.2 million (31 December 2009: €251 million negative)	98.3%
	(31 December 2009: €19.4 billion)	(31 December 2009: €18.3 billion)	(31 December 2009: average credit rating AA-)	An impairment charge of €97.8 million was recognised in the current period (31 December 2009: no impairments recognised)	(31 December 2009: 100.4%)
		€5.1 billion NAMA senior bonds	Average credit rating BBB+	No mark to market recognised in reserves.	98.5%
		(31 December 2009: €nil)	(31 December 2009: not rated)		(31 December 2009: N/A)
		€0.3 billion RMBS	91% rated AAA/AA, all prime	Total negative mark to market adjustment to reserves of €72 million (31 December 2009: €188 million)	92.9%
		(31 December 2009: €0.5 billion)	(31 December 2009: 79%)		(31 December 2009: 87%)
		€0.4 billion CMBS	81% rated AAA/AA, all prime
		(31 December 2009: €0.4 billion)	(31 December 2009: 75%)
Asset Backed Securities Portfolio	€1.2 billion	€0.1 billion student loans/SME loans/whole business securitisations	38% rated AAA/AA, all prime	No impairments were recognised in the current period (31 December 2009: €2 million)
	(31 December 2009: €1.5 billion)	(31 December 2009: €0.1 billion)	(31 December 2009: 82%)
		€0.1 billion NAMA subordinated bonds	Not rated	No mark to market recognised in reserves	58.2%
				An impairment charge of €0.1 billion was recognised in the current period	(31 December 2009: N/A)
		€0.3 billion other categories(including loans in syndication, CDOs and financials)
		(31 December 2009: €0.5 billion)

The following table sets out, by country of issuer, the Group's exposures to Government bonds, senior bank debt and covered bonds together with asset backed securities and AFS equity securities as at 31 December 2010.

Country of Issuer	Government bonds* (net of impairment) €m	Senior bank debt and covered bonds (net of impairment) €m	Total liquid asset portfolio (net of impairment) €m	Asset backed securities portfolio (net of impairment) €m
Australia	—	198	198	64
Austria	—	75	75	—
Belgium	—	347	347	—
Bulgaria	—	—	—	—
Bermuda	—	—	—	2
Canada	—	324	324	15
Cayman Islands	—	—	—	1
Cyprus	—	—	—	—
Czech Republic	—	—	—	—
Denmark	—	281	281	—
Estonia	—	—	—	—
Finland	—	82	82	—
France	21	1,866	1,887	5
Germany	—	299	299	9
Guernsey	—	—	—	1
Greece	—	—	—	—
Hungary	—	—	—	—
Iceland	—	—	—	—
Ireland*	8,206	542	8,748	141
Italy	31	681	712	15
Jersey	—	—	—	27
Latvia	—	—	—	—
Liechtenstein	—	—	—	—
Lithuania	—	—	—	—
Luxembourg	—	71	71	4
Malta	—	—	—	—
Netherlands	—	911	911	93
Norway	—	406	406	—
Poland	—	—	—	—
Portugal	—	230	230	—
Romania	—	—	—	—
Singapore	—	—	—	18
Slovakia	—	—	—	—
Slovenia	—	—	—	—
Spain	—	1,368	1,368	85
Sweden	—	497	497	—
Switzerland	—	375	375	—
United Kingdom	553	1,493	2,046	530
United States	—	616	616	166
Other	—	—	—	—

Total	8,811	10,662	19,473	1,176

*
Includes €5,075 million of NAMA senior bonds which are guaranteed by the Irish Government.

Customer Deposits

Customer deposits comprise demand, notice and term deposits as well as credit balances on current accounts.

Customer deposits were €65 billion at 31 December 2010 compared to €85 billion at 31 December 2009 as set out in the table below.

Customer deposits	31 December 2010 €bn	31 December 2009 €bn
Retail Republic of Ireland	35	35
— Deposits	24	24
— Current account credit balances	11	11
UK Financial Services	21	21
UK Financial Services (Stg£bn equivalent)	18	19
— POFS	11	9
— Business Banking	7	10
Capital Markets	9	29

Total customer deposits	65	85

In the three months leading up to the announcement by the Irish Government of the EU/IMF Programme on 28 November 2010 there were heightened uncertainties regarding Irish sovereign debt. Customer deposits were negatively impacted during this period of uncertainty which led to significant outflows of ratings sensitive deposits primarily in the Group's Capital Markets and Business Banking UK businesses. Overall the Group's customer deposit volumes have remained broadly stable since 28 November 2010.

Throughout 2010 and despite intense competition, the Group's retail customer deposit base in Ireland has remained stable. The Group's retail deposit gathering activities in its joint venture with the UK Post Office continue to perform well and Post Office Financial Services (POFS) deposits at 31 December 2010 amounted to £11 billion which represents an increase of £2 billion or 22% since 31 December 2009. This growth has continued in the early months of 2011.

Notwithstanding a reduction in loans and advances to customers, the impact of the outflow of ratings sensitive deposits has resulted in a significant increase in the Group's loan to deposit ratio (excluding assets sold or held for sale to NAMA) at 31 December 2010 to 175% compared to 141% at 31 December 2009.

Wholesale Funding

The Group's wholesale funding programmes are diversified across geographies, investor types and maturities. In addition, the Group has developed a strong technical capability which has allowed it to enhance the funding capacity of its balance sheet in terms of contingent liquidity collateral.

	31 December 2010		31 December 2009
Wholesale funding sources	€bn	%	€bn	%
Senior Debt and Asset Covered Securities	23	33%	27	44%
Deposits from banks	41	59%	18	30%
— Secured	38	93%	14	78%
— Unsecured	3	7%	4	22%
Commercial Paper and Certificates of Deposits	1	1%	10	16%
Securitisations	5	7%	6	10%

Total Wholesale Funding	70	100%	61	100%

Wholesale funding >1 year to maturity	22	32%	20	32%
Wholesale funding <1 year to maturity	48	68%	41	68%
Drawings from Monetary Authorities (net)	31		8

Wholesale funding increased to €70 billion at 31 December 2010 compared to €61 billion at 31 December 2009. During the twelve month period ended 31 December 2010 the Group issued €6.8 billion of term funding (funding with a maturity of greater than one year) with an average maturity of 3.3 years and an average spread of 2.4% over 3 month Euribor. At 31 December 2010, 32% of wholesale funding had a term to maturity of greater than one year which remains broadly in line with 31 December 2009.

The credit ratings of Ireland and the Group were subject to multiple notch downgrades during 2010 and in the early months of 2011 as set out in the table below:

Ireland—Senior Debt	16 June 2011	31 December 2010	31 December 2009
Standard & Poor's	BBB+ (Stable)	A- (Creditwatch)	AA (Stable)
Moody's	Ba2 (Negative Trend)	Baa1 (Negative)	Aa1 (Stable)
Fitch	BBB+ (Rating Watch Negative)	BBB+ (Stable)	AA- (Stable)
DBRS	A (Negative Trend)	A (High) (Negative Trend)	—

BOI—Senior Debt
Standard & Poor's	BB+ (Creditwatch Negative)	BBB+ (Creditwatch Negative)	A- (Stable)
Moody's	Ba2 (Negative Trend)	Baa2 (Negative)	A1 (Stable)
Fitch	BBB (Ratings watch Negative)	BBB (Stable)	A- (Stable)
DBRS	BBB (High) (Negative Trend)	A (High) (Negative Trend)	AA (Low) (Stable)

In line with other Irish domestic financial institutions, the Group has experienced a significant deterioration in funding market conditions since the credit rating of Ireland was downgraded on 24 August 2010 which has adversely affected the Group's funding position. The Group has been severely constrained in accessing the term funding markets. As a result the Group has increased its reliance on secured funding from the ECB and the Group has also accessed a range of liquidity facilities from central banks, which include certain additional market wide facilities. Total drawings from Monetary Authorities at 31 December 2010 amounted to €31 billion (net).

During the latter half of 2010, the Central Bank of Ireland entered into a number of agreements with the Bank of Ireland in addition to the agreements already in place with Bank of Ireland, Bank of Ireland Mortgage Bank and ICS.

Master Loan Repurchase Deed

The Master Loan Repurchase Deed (the "MLRD") dated 17 November 2010 and made between the Bank and the Central Bank provides for arrangements for the sale and repurchase of certain loan assets of the Bank with the Central Bank. Such arrangements have been used by the Central Bank to provide short-term liquidity to the Bank, with the purchase and repurchase price for loans that are the subject of any transaction under the MLRD agreed between the parties.

Special Master Repurchase Agreement

The Special Master Repurchase Agreement (Trust Account) (the "SMRA") dated 17 November 2010 and made between the Bank and the Central Bank provides for arrangements for the sale and repurchase of certain eligible securities of the Bank with the Central Bank. Such arrangements have been used by the Central Bank to provide short-term liquidity to the Bank, with the purchase and repurchase price for securities that are the subject of any transaction under the SMRA agreed between the parties.

Facility Deed with the Central Bank of Ireland

On 23 December 2010, the Bank entered into a facility deed (the deed) with the Central Bank. This provides for an uncommitted facility to the Group, guaranteed by the Minister for Finance up to a maximum amount of 10 billion or such increased amount as the Central Bank may, in its absolute discretion determine. Its initial term was one month from the date of execution, which has been extended for a further three month period to 23 April 2011. In entering into the deed, the Bank entered into a counter indemnity agreement with the Minister for Finance. This agreement, dated 23 December 2010, indemnifies the Minister for Finance in respect of any payments made by him under the guarantee in favour of the Central Bank in respect of any indebtedness under the deed. It is co-terminous with payment of interest and prepayment of principal in full under the deed.

Further details on the Group's funding position are set out on page F-209 in the Risk Management note.

Subordinated Liabilities

At 31 December 2010, the Group's subordinated liabilities amounted to €2.8 billion compared to €6.1 billion at 31 December 2009. The reduction of €3 billion during the twelve month period ended 31 December 2010 was due to a series of liability management exercises undertaken by the Group to enhance its capital position as outlined below, together with scheduled repayments.

In February 2010, the Group completed the exchange of certain Lower tier 2 securities for a new series of longer dated Lower tier 2 securities. Approximately €1.6 billion in nominal value of Lower tier 2 securities were exchanged at an average discount of 26% for €1.2 billion in nominal value of higher coupon Lower tier 2 securities. This yielded a net gain to Equity tier 1 capital of €405 million, while leaving the Total capital position unchanged.

In April 2010, as part of the Group's capital raising initiatives, existing holders of eligible debt securities were offered the opportunity to exchange those securities for (a) cash proceeds raised from the allotment of ordinary stock on behalf of these bond holders in the rights issue or (b) allotment instruments of up to €200 million which automatically converted into ordinary stock in September 2010. Participation in the offer was 57% resulting in a total gain of €300 million in Equity tier 1 capital.

In September 2010, the Group offered holders the opportunity to exchange its outstanding Canadian dollar 400 million fixed/floating dated subordinated notes due in September 2015 for Canadian dollar denominated fixed/floating dated subordinated notes due in September 2018. Participation in the offer was 45% resulting in a total gain of €24 million (net) in Equity tier 1 capital.

In December 2010, the Group completed the exchange of certain Lower tier 2 securities for a new series of senior debt. Approximately €1.4 billion in nominal value of Lower tier 2 securities were exchanged at an average discount of 48% for €0.7 billion in nominal value of the new series of senior debt. This generated Core tier 1 capital of €680 million (after tax) whilst reducing Total capital by €675 million.

On 10 February 2011, the Group announced the exchange of €102 million nominal value of certain Canadian dollar Lower tier 2 securities for €56 million of euro and Canadian dollar medium term notes due in 2012. This generated Core tier 1 capital of €46 million whilst reducing Total capital by €56 million.

On 3 June 2011 the Group announced further details in relation to its proposed capital raising, which include a liability management exercise including cash and debt for equity offers with regard to a nominal amount of circa €2.6 billion of subordinated debt securities together with further bondholder burden sharing. To the extent that eligible subordinated liabilities are not acquired pursuant to the proposed liability management exercise, the government has indicated that it will take whatever steps it considers necessary to ensure that burden sharing is achieved.

Stockholders' Equity

Movements on the Stockholders' equity are outlined on page 84.

Other Assets and Other Liabilities

Other assets and other liabilities	31 December 2010 €bn	31 December 2009 €bn
Other assets	22	21
Other liabilities	22	23

Other assets, at 31 December 2010, include derivative financial instruments with a positive fair value of €6.4 billion compared to a positive fair value of €5.8 billion at 31 December 2009. The increase of €0.5 billion in the fair value of derivative assets is due to the impact of the movement in interest rates and foreign exchange rates (particularly the Eur/Sterling£ rate) on the positive fair value of derivatives during the twelve month period ended 31 December 2010.

Other liabilities, at 31 December 2010, include derivative financial instruments with a negative fair value of €5.4 billion compared to a negative fair value of €6.0 billion at 31 December 2009. The decrease of €0.6 billion in the fair value of derivative liabilities is due to the impact of the movement in foreign exchange rates (particularly the Eur/Sterling£ rate) and interest rates on the negative fair value of the derivatives during the year ended 31 December 2010.

At 31 December 2010 Bank of Ireland Life assets and liabilities were €12.5 billion, an increase of €0.8 billion compared to €11.7 billion at 31 December 2009, primarily due to favourable returns on policyholder managed funds in the period.

At 31 December 2010, the Group considered that it was likely that the businesses outlined below would be disposed of within the next twelve months and accordingly, the assets and liabilities of these businesses have been reclassified as assets and liabilities held for sale and therefore included within other assets and other liabilities. For further details see note 35 to the consolidated financial statements.

•
Bank of Ireland Asset Management (BIAM) which is an asset management business included within the Capital Markets Division. The sale of BIAM to State Street Global Advisors was concluded in January 2011.

•
Bank of Ireland Securities Services (BoISS) which is a securities services business included within the Capital Markets Division. The sale of BoISS to Northern Trust Corporation was announced on 24 February 2011. The sale of BoISS completed on 1 June 2011.

•
Paul Capital Investments LLC (a private equity fund of funds manager) which is included within the Capital Markets Division. The sale of Paul Capital was announced and completed on 21 April 2011.

•
Foreign Currency Exchange Corporation which is a US based foreign exchange business included within the Retail Republic of Ireland Division. The sale of Foreign Currency Exchange Corporation was announced on 9 May 2011 and is expected to complete by 31 August 2011.

•
The Group's stake in the Irish Credit Bureau Limited which provides credit assessment services to domestic financial institutions and which is included within the Retail Republic of Ireland Division.

Capital

Risk Weighted Assets (RWA)—Basel II	31 December 2010 €m	31 December 2009 €m
Credit risk	71,403	89,785
Market risk	1,964	2,133
Operational risk	5,678	6,415

Total risk weighted assets	79,045	98,333

	31 December 2010		31 December 2009
Key Capital Ratios	% of RWA	€bn	% of RWA	€bn
Equity tier 1 (Core tier 1 less preference stock)	7.3%	5.8	5.3%	5.3
Core tier 1	9.7%	7.7	8.9%	8.8
Tier 1	9.7%	7.7	9.8%	9.7

Total capital	11.0%	8.7	13.4%	13.2

Risk Weighted Assets at 31 December 2010 of €79 billion are €19 billion lower than the Risk Weighted Assets of €98 billion at 31 December 2009. This decrease is mainly due to a reduction in the quantum of loans and advances to customers, the impact of the sale of loans to NAMA during the twelve month period ended 31 December 2010, the impact of the higher level of impaired loans and the increased impairment provisions at 31 December 2010 as compared to 31 December 2009 together with a series of RWA optimisation initiatives partly offset by the impact of a stronger sterling exchange rate.

The Equity tier 1 ratio at 31 December 2010 of 7.3% compares to 5.3% at 31 December 2009. The increase in the ratio is primarily as a result of the capital generating initiatives that were completed during 2010 and the reduction in RWA, partly offset by the loss after tax incurred during the twelve month period ended 31 December 2010.

The Core tier 1 ratio at 31 December 2010 of 9.7% compares to 8.9% at 31 December 2009. The increase in the ratio is primarily as a result of the net capital generating initiatives that were completed during 2010 and the reduction in RWA, partly offset by the loss after tax incurred during the twelve month period ended 31 December 2010.

The Tier 1 ratio at 31 December 2010 of 9.7% compares to 9.8% at 31 December 2009. The reduction in the ratio is primarily due to the loss after tax incurred during the twelve month period ended 31 December 2010, the increase in the expected loss adjustment at 31 December 2010 as compared with 31 December 2009 and the net reduction in subordinated liabilities due to the liability management exercise completed and scheduled repayments during the twelve month period ended 31 December 2010, partly offset by the additional Core tier 1 capital generated during 2010 and the reduction in RWA at 31 December 2010 as compared to 31 December 2009.

The Total capital ratio at 31 December 2010 of 11.0% compares to 13.4% at 31 December 2009. The reduction in the ratio is primarily due to the loss after tax incurred during the twelve month period ended 31 December 2010, the increase in the expected loss adjustment at 31 December 2010 as compared with 31 December 2009 and the net reduction in subordinated liabilities due to the liability management exercise completed and scheduled repayments during the twelve month period ended 31 December 2010, partly offset by the additional Core tier 1 capital generated during 2010 and the reduction in RWA at 31 December 2010 as compared to 31 December 2009.

Further details are set out on in note 61 Capital Management.

Capital raising initiatives

Debt for debt exchanges

As set out on page F-59 of note 9 the Group completed an exchange offer for Lower tier 2 securities in February 2010, the outcome of which added €405 million to the Group's equity capital base.

In July 2010 the Group recognised a gain of €12 million following the completion of a private exchange of certain Lower tier 2 securities for a new longer dated Lower tier 2 security.

In December 2010 the Group completed the exchange of certain Lower tier 2 securities for a new series of subordinated notes. Approximately €1.4 billion in nominal value of Lower tier 2 securities were exchanged at an average discount of 48% for €0.7 billion in nominal value of the new series of subordinated notes. This yielded a net gain to Equity tier 1 capital of €680 million (after tax).

Payment in kind coupon on the 2009 Preference Stock

In January 2010 the European Commission imposed restrictions on the Group's ability to make coupon payments on its Tier 1 and Upper tier 2 securities unless under a binding legal obligation to do so. The Group announced that the non-cumulative distribution on the LP2 Securities and the LP3 Securities, which would otherwise have been payable on 1 February 2010 and 4 February 2010 respectively, would not be paid. The effect of this decision by the Group was to trigger the 'dividend stopper' provisions of the LP2 Securities. Under the 'dividend stopper', the Group was precluded, for a period of one calendar year, from and including 1 February 2010, from declaring and making any distribution or dividend payments on its Ordinary Stock, the 1992 Preference Stock, the 2009 Preference Stock, the Hybrid/Preferred Securities and the Asset Covered Security Mortgages (ACSM) Hybrids.

As a consequence of this, on 22 February 2010 the Group issued 184,394,378 units of Ordinary Stock to the National Pension Reserve Fund Commission (NPRFC) in lieu of the cash dividend otherwise due on the 2009 Preference Stock. Further details are set out in note 48 to the consolidated financial statements.

2010 Capital raising

On 26 April 2010, the Group announced the 2010 Proposals to further strengthen its capital by raising not less than €2.8 billion of capital through the implementation of an Institutional Placing, a Placing to the NPRFC, a Rights Issue, a Warrant Cancellation together with Debt for Equity Offers. These capital proposals were completed successfully and generated net additional equity capital for the Group of €2.9 billion, as shown in the table below.

On 9 September 2010 the allotment instruments issued as a part of Debt for Equity exchange converted into 71,990,958 shares at a conversion price of 85.1103 cent which generated an increase in Total capital of €59 million.

The table below sets out the Equity capital raising completed in the twelve month period ended 31 December 2010. In addition to the €2.9 billion capital raising, the Group also generated a further €1.1 billion as a result of debt for debt exchanges during the twelve month period ended 31 December 2010, as set out above.

Capital raised	Private sources €m		Government sources(1) €m		Equity tier 1 capital raised €m		Net impact on stockholders equity (excluding amounts recognised in the income statement) €m
Placing	500		1,036	(1)	1,536		500
Rights Issue	1,099		627	(1)	1,726		1,099
Gain on Debt for Equity Offers	300	(2)	—		300		24 (2)
Redemption of floating rate notes (see note 9)	(53	)(2)	—		(53)		(53)
Conversion of Allotment instruments to equity	59	(3)	—		59		48

	1,905		1,663		3,568		1,618
Less:
Warrant Cancellation	—		(491	)(4)	(491)		(491)
Fees and other costs	(78)		(52)		(130	)(5)	(121)

Net additional total/equity capital raised	1,827		1,120		2,947		1,006

(1)
The Irish Government subscribed for the new ordinary equity by converting at par a portion of its holding of the 2009 Preference Stock.

(2)
Of this gain of €300 million, €276 million was recognised in the income statement in the twelve month period ended 31 December 2010 and €24 million was recognised directly in equity.

The
amount recognised in equity related to the net gain after transaction costs on the debt for equity offer on the floating rate notes, being the fair value of the consideration paid of €29 million less the carrying value of the notes of €53 million.

(3)
Of this amount of €59 million, €11 million was recognised in the income statement in the twelve month period ended 31 December 2010 and €48 million was recognised directly in equity.

(4)
Warrants held by the NPRFC were cancelled in return for the payment of €491 million in cash by the bank to the NPRFC. See note 48 to the consolidated statements.

(5)
Of the total fees and other costs of €130 million, €9 million was recognised in the income statement and €121 million was recognised directly in equity.

In addition to the above capital raising initiatives completed in 2010, the following initiatives have been completed in 2011:

•
On 10 January 2011, the Group completed the sale of Bank of Ireland Asset Management to State Street Global Advisors for a total consideration of €57 million. This generated Core tier 1 capital of approximately €40 million.

•
On 10 February 2011, the Group announced the exchange of €102 million nominal value of certain Canadian dollar Lower tier 2 securities for €56 million of euro and Canadian dollar Medium Term Notes due in 2012. This generated Core tier 1 capital of €46 million whilst reducing Total capital by €56 million.

•
On 24 February 2011, the Group announced the sale of BoISS to Northern Trust Corporation and completed the sale on 1 June 2011. This sale is expected to generate Equity tier 1 capital of approximately €40 million for the Group in 2011. On 1 June 2011, all conditions were satisfied and the sale was completed.

•
On 21 April 2011, the Group announced the sale of its 50% holding in Paul Capital Investments LLC (PCI), a private equity fund of funds manager, to the firm's existing management team. The assets and liabilities of PCI have been classified as assets and liabilities held for sale on the balance sheet as at 31 December 2010. This sale completed on 21 April 2011, with no gain or loss arising on the disposal.

•
On 9 May 2011, the Group announced the sale of FCE (a US based foreign currency business) to Wells Fargo Bank N.A. The assets and liabilities of FCE have been classified as assets and liabilities held for sale on the balance sheet as at 31 December 2010. This sale is expected to complete in August 2011.

On 3 June 2011 the Group announced further details in relation to its proposed 2011 capital raising and on 18 June 2011 it announced the publication of a prospectus relating to the 2011 Proposals, including a potential state placing, further detail on these two announcements is given on pages 195 to 197.

Divisional Performance—on an Underlying basis

Underlying loss before tax	Year ended 31 December 2010 €m	*Restated 9 months ended 31 December 2009 €m	*Restated 12 months ended 31 March 2009 €m
Retail Republic of Ireland	(1,467)	(1,514)	20
Bank of Ireland Life	70	69	(31)
UK Financial Services	(558)	(805)	35
UK Financial Services (Stg£ million equivalent)	(480)	(720)	10
Capital Markets	(973)	(600)	474
Group Centre	(531)	(116)	(182)

Underlying Loss before tax	(3,459)	(2,966)	316
Non-core items	2,509	1,153	(339)

Loss Before Tax	(950)	(1,813)	(23)

Underlying is defined in page 86. The individual divisional income statements have been presented on an underlying basis in accordance with IFRS 8—Operating Segments. Information on the divisions and their underlying performance is shown in Note 2—Operating Segments (page F-46 to F-54).

*
The charge of €6 million arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss' has been reclassified as a non-core item for the nine month period ended 31 December 2010 (a gain of €64 million for the year ended 31 March 2009).

Retail Republic of Ireland

Retail Republic of Ireland incorporates the Group's Branch Network, Mortgage Business, Consumer Banking, Business Banking and Private Banking activities in the Republic of Ireland and is built on a broad distribution platform, a comprehensive suite of retail and business products and services, a commitment to service excellence and a strong focus on operating efficiency.

The twelve month period ended 31 December 2010 remained particularly difficult for the Retail businesses in Ireland which continued to be adversely impacted by the ongoing economic downturn. The current economic environment together with lower disposable incomes has resulted in subdued demand for lending and other financial services products. Intense competition for deposits and the low interest rate environment resulted in a significant reduction in deposit margins. The impairment charge on loans and advances to customers remains elevated due to the economic downturn, high levels of unemployment and low levels of transactions in both the residential and commercial property markets.

Retail Republic of Ireland: Income statement	Year ended 31 December 2010 €m	*Restated 9 months ended 31 December 2009 €m	*Restated Year ended 31 March 2009 €m
Net interest income	1,010	879	1,440
Net other income	347	129	300

Operating income	1,357	1,008	1,740
Operating expenses	(919)	(694)	(942)

Operating profit before impairment charges on financial assets and loss on sale of assets to NAMA	438	314	798
Impairment charge on financial assets	(1,242)	(1,836)	(708)
Loss on sale of assets to NAMA	(675)	—	—
Share of results of associates and joint ventures (after tax)	12	8	(70)

Underlying loss before tax	(1,467)	(1,514)	20

Cost/income ratio	67%	68%	56%

*
A number of reclassifications have been made to the Income Statement for the nine month period ended 31 December 2009 and the year ended 31 March 2009:

•
The impairment charge on intangible assets of €6 million for the nine month ended 31 December 2009 is shown in operating expenses where previously it had been shown as a separate line item.

•
During 2010 the Group changed the reported presentation of the results of two of its subsidiaries such that the income and operating expenses are presented on separate line items in the Income Statement. To facilitate a more meaningful comparison a similar presentation has now been adopted in the nine month period ended 31 December 2009 and the twelve month period ended 31 March 2009. In the nine month period ended 31 December 2009 this has led to a decrease in net interest income of €9 million, an increase in other income of €17 million and an increase in operating expenses of €8 million as compared with the amounts previously reported for these line items. In the twelve month period ended 31 March 2009 this has led to a decrease in net interest income of €12 million, an increase in other income of €23 million and an increase in operating expenses of €11 million as compared with the amounts previously reported for these line items.

Twelve month period ended 31 December 2010 compared to the nine month period ended 31 December 2009

Retail Republic of Ireland incurred an underlying loss before tax of €1,467 million for the twelve month period ended 31 December 2010 compared to an underlying loss before tax of €1,514 million for the nine month period ended 31 December 2009.

Net interest income of €1,010 million for the twelve month period ended 31 December 2010 is €131 million higher than the Net interest income of €879 million for the nine month period ended 31 December 2009. The increase is due to the longer reporting period, improved asset pricing partly offset by the higher cost of deposits arising from intense competition, the low interest rate environment and the higher cost of wholesale funding.

Net other income of €347 million for the twelve month period ended 31 December 2010 is €218 million higher than Net other income of €129 million for the nine month period ended 31 December 2009. This increase arises primarily as a result of the longer reporting period, changes in the market values of some international investment properties together with a provision of €74 million required in the nine month period ended 31 December 2009. In the nine month period ended 31 December 2009, the investment properties fell in value by €52 million while there was a partial recovery of €31 million in the value of certain of these investment properties in the twelve month period ended 31 December 2010.

Operating expenses of €919 million for the twelve month period ended 31 December 2010 have increased by €225 million compared to €694 million for the nine month period ended 31 December 2009. This increase is due to the longer reporting period and is partly offset by reduced staff costs and continued tight management of all other costs.

Operating profit (before impairment charges on financial assets and loss on sale of assets to NAMA) of €438 million for the twelve month period ended 31 December 2010 increased by €124 million compared to the operating profit (before impairment charges on financial assets and loss on sale of assets to NAMA) of €314 million for the nine month period ended 31 December 2009.

Impairment charges on financial assets of €1,242 million for the twelve month period ended 31 December 2010 is €594 million lower compared to the impairment charges of €1,836 million for the nine month period ended 31 December 2009. Impairment charges remain elevated due to the economic downturn, high levels of unemployment and low levels of transactions in both the residential and commercial property markets.

Impairment Charges on Financial Assets

	Year ended 31 December 2010 €m	*Restated months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Impairment charge on loans and advances to customers (including assets sold or held for sale to NAMA)	1,242	1,836	708
Impairment charge relating to: Loans and advances to customers (excluding assets sold or held for sale to NAMA)	1,157	1,272	**
Assets sold or held for sale to NAMA	85	564	**

*
The impairment charges on loans and advances to customers and assets sold or held for sale to NAMA have been restated for the nine month period ended 31 December 2009 to reflect changes in the eligibility criteria for loans sold to NAMA during 2010 with no change to the total impairment charge (further details are set out in note 14 on page F-67 and F-68).

**
As the establishment of NAMA was announced in April 2009 and the relevant legislation was enacted in November 2009, the comparable information for the year ended 31 March 2009 is not available.

Impairment charge on loans and advances to customers (excluding assets sold or held for sale to NAMA)

Impairment charge on loans and advances to customers (excluding assets sold or held for sale to NAMA)	Year ended 31 December 2010 €m	*Restated 9 months ended 31 December 2009 €m
Residential mortgages	344	159
Non-property SME and corporate	291	339
Property and construction	432	633
Consumer	90	141

Impairment charge on loans and advances to customers (excluding assets sold or held for sale to NAMA)	1,157	1,272

*
The impairment charges on loans and advances to customers and assets sold or held for sale to NAMA have been restated for the nine month period ended 31 December 2009 to reflect changes in the eligibility criteria for loans sold to NAMA during 2010 with no change to the total impairment charge (further details are set out in note 14 on page F-67 and F-68).

Residential mortgages impairment charges*	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Owner-occupied mortgages	176	101
Buy to let mortgages	178	64

Residential mortgages	354	165

*
Including impairment charge on residential mortgages held for sale to NAMA.

The impairment charge on Residential mortgages of €344 million for the twelve month period ended 31 December 2010 is €185 million higher compared to the impairment charge of €159 million for the nine month period ended 31 December 2009. The ongoing economic slowdown in Ireland including lower levels of employment, reduced disposable income and falling house prices continued to adversely impact the level of mortgage arrears which increased significantly in 2010. In addition the buy to let element of the Irish residential mortgage book is impacted by lower demand for rental properties caused in part by net migration out of Ireland which, together with the existing levels of over supply in the housing market has put downward pressure on rental income. This has led to an increase in impaired loans with a corresponding increase in impairment charges. The housing market in Ireland is now not expected to stabilise until at least late 2012 and the Group has revised its expectation of house price decline such that it now expects prices to reduce by up to 55% (previous expectation 45%) from their peak level in the fourth quarter of 2006.

Mortgage details are as follows:

Residential mortgage loan book (before impairment provisions)	31 December 2010 €bn	31 December 2009 €bn
Owner-occupied mortgages	20.8	20.3
Buy to let mortgages	7.3	7.9

Residential mortgages	28.1	28.2

Arrears of more than 90 days on owner-occupied mortgages increased from 2.61% at 31 December 2009 to 3.76% at 31 December 2010, compared to the Central Bank national statistics of 3.61% at 31 December 2009 and 5.66% at 31 December 2010 in respect of owner-occupied mortgages across all of the financial institutions which provide relevant information on this matter to the Central Bank.

Mortgage Arrears—more than 90 days	31 December 2010%	30 June 2010%	31 December 2009%
Owner-occupied mortgages	3.76%	3.23%	2.61%
Buy to let mortgages	5.91%	4.55%	3.40%

Residential mortgages	4.17%	3.49%	2.76%

The impairment charge on Non-property SME and corporate loans was €291 million for the twelve month period ended 31 December 2010 compared to €339 million for the nine month period ended 31 December 2009. While the impairment charge on this portfolio reduced the stressed economic conditions particularly in Ireland, a continuation of poor consumer sentiment and the heightened level of business insolvencies have negatively impacted trading conditions and caused general pressure on the SME sector.

The impairment charge on the Property and construction portfolio of €432 million for the twelve month period ended 31 December 2010 is €201 million lower compared to the impairment charge of €633 million for the nine month period ended 31 December 2009. The impairment charge in the nine month period ended 31 December 2009 reflected the sharp deterioration in the property market which was significantly impacted by falling property prices, a negative outlook for asset values, oversupply of residential housing stock in Ireland and generally weak economic conditions, particularly in Ireland. In addition, the uncertainties which existed in the latter half of 2009 as the NAMA process evolved led to a low level of transactions in the Irish commercial property sector due to investor uncertainty.

The impairment charge on the Consumer loan book of €90 million for the twelve month period ended 31 December 2010 is €51 million lower compared to the impairment charge of €141 million for the nine month period ended 31 December 2009 despite the longer reporting period as the default rates are better than expected. In addition the loan book has reduced faster than expected reflecting debt repayment and a dearth of demand for new loans and other credit facilities.

Impairment charge on assets sold or held for sale to NAMA

The impairment charges on assets sold or held for sale to NAMA of €85 million for the twelve month period ended 31 December 2010 is €479 million lower compared to the impairment charges of €564 million for the nine month period ended 31 December 2009. The impairment charges in the nine month period ended 31 December 2009 reflected the sharp deterioration in the property market which was significantly impacted by falling property prices, a negative outlook for asset values, an oversupply of residential housing stock in Ireland and the generally weak economic conditions. In addition, the uncertainties which existed in the latter half of 2009 as the NAMA process evolved led to a low level of transactions in the Irish commercial property sector due to a lack of demand from investors. In the twelve month period ended 31 December 2010, lower house prices, an over supply of residential housing stock and illiquid property markets continue to adversely impact asset quality and led to an impairment charge of €85 million.

Loss on sale of assets to NAMA

In the twelve month period ended 31 December 2010 Retail Republic of Ireland sold loans and associated derivatives to NAMA of €2.6 billion (before impairment provisions), resulting in a loss on sale of assets to NAMA of €675 million.

Share of results of associates and joint ventures (after tax) of €12 million for the twelve month period ended 31 December 2010 compares to €8 million for the nine month period ended 31 December 2009 with the increase primarily attributable to the longer reporting period.

Nine month period ended 31 December 2009 compared to the twelve month period ended 31 March 2009

Retail Republic of Ireland reported an underlying loss before tax of €1,514 million for the nine month period ended 31 December 2009 compared to an underlying profit before tax of €20 million for the twelve month period ended 31 March 2009.

Net interest income of €879 million for the nine month period ended 31 December 2009 was €561 million lower than the net interest income of €1,440 million for the twelve month period ended 31 March 2009. This reduction was a result of the shorter reporting period together with significant narrowing of liability spreads due to intense competition for customer deposits and the low interest rate environment.

Net other income of €129 million for the nine month period ended 31 December 2009 was €171 million lower than Net other income of €300 million for the twelve month period ended 31 March 2009. This reduction arises primarily as a result of the shorter reporting period, a charge of €74 million arising from an unfavourable court ruling in connection with a European property investment, further impairment of €15 million on the value of some investment properties arising from continuing low levels of transactions in the commercial property market and lower fees and other income in Business Banking, Private Banking and Credit Cards due to lower levels of new business activity. Net other income for the 12 month period ended 31 March 2009 included a €24 million gain from a distribution by VISA International following its initial public offering.

Operating expenses of €694 million for the nine month period ended 31 December 2009 decreased compared to €942 million for the twelve month period ended 31 March 2009. This is largely due to the shorter reporting period, reduced staff numbers and tight control of costs.

The operating profit of €314 million before impairment charges on financial assets for the nine month period ended 31 December 2009 reduced by €484 million compared to the operating profit of €798 million before impairment charges on financial assets for the twelve month period ended 31 March 2009.

Impairment charges financial assets of €1,836 million for the nine month period ended 31 December 2009 was €1,128 million higher compared to the impairment charges of €708 million for the year ended 31 March 2009. Impairment charges remain elevated due to the economic downturn, high levels of unemployment and low levels of transactions in both the residential and commercial property markets.

Share of results of associates and joint ventures of €8 million for the nine month period ended 31 December 2009 compared to a loss of €70 million for the twelve month period ended 31 March 2009. The loss of €70 million for the twelve month period ended 31 March 2009 was primarily attributable to an impairment charge of €63 million relating to the Group's investment in a property unit trust that holds an investment in a UK retail property.

At 31 December 2009, the Group classified those loans and advances to customers expected to transfer to NAMA as loans held for sale to NAMA. For ease of comparative purposes, the following commentary presents loans and advances to customers and loans held for sale to NAMA together as Total loans.

Impairment charge on loans and advances to customers (including assets sold or held for sale to NAMA)	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Residential mortgages	165	60
Non-property SME and corporate	343	157
Property and construction	1,187	330
Consumer	141	161

Impairment charge on loans and advances to customers (including assets sold or held for sale to NAMA)	1,836	708

The impairment charge on Total loans of €1,836 million for the nine month period ended 31 December 2009 was a substantial increase on the impairment charge of €708 million for the twelve month period ended 31 March 2009 due principally to the significant contraction in economic activity, with continuing low levels of transactions in both the commercial and residential property markets.

The impairment charge on the Residential mortgages was €165 million for the nine month period ended 31 December 2009 compared to €60 million for the twelve month period ended 31 March 2009. This increase is due to the impact on the level of arrears from rising unemployment and lower disposable income, together with the further decline in property prices. At 31 December 2009, 3 month arrears in the Residential mortgage portfolio were 3.46% compared to 1.92% at 31 March 2009.

The impairment charge on Non-property SME and corporate loans was €343 million for the nine month period ended 31 December 2009 compared to €157 million for the twelve month period ended 31 March 2009. This increase is due to the impact on customers of the slowdown in economic activity and poor consumer sentiment, together with the level of business insolvencies.

The impairment charge on Property and construction loans was €1,187 million for the nine month period ended 31 December 2009 compared to €330 million for the twelve month period ended 31 March 2009.

The land and development element within the Property and construction portfolio is most significantly impacted by the sharp contraction in the level of economic activity, leading to falling asset values, exacerbated by the over supply of residential and commercial property in Ireland.

The impairment charge on Consumer loans was €141 million for the nine month period ended 31 December 2009 compared to €161 million for the twelve month period ended 31 March 2009. The charge on Consumer loans remains significant, due to higher unemployment, high levels of personal indebtedness and lower disposable income.

Customer Deposits and Advances Analysis	31 December 2010 €bn	31 December 2009 €bn	Change %
Customer Deposits
Deposits	24	24	(1%	)
Current account credit balances	11	11	4%

Total Customer Deposits	35	35	1%

Advances
Loans and advances to customers	50	51	(2%	)
Assets held for sale to NAMA	—	3	—

Total loans (before impairment provisions)	50	54	(8%	)
Impairment provisions	(3)	(3)	7%

Total loans (after impairment provisions)	47	51	(9%	)

Risk Weighted Assets (RWA)	27	32	(15%	)

The competition for deposits in the Republic of Ireland continues to be intense. While the Group took action during the twelve month period ended 31 December 2010 to try to lower deposit pricing, the current level of pricing across the market continues to be elevated and unsustainable. Throughout 2010 and despite intense competition, the Group's retail deposit base in Ireland has remained stable. The Group has maintained its level of deposits at €35 billion at 31 December 2010 which is the same as at 31 December 2009.

The Group remains fully committed to supporting our personal, business and corporate customers through this period of significant challenge. The Group has particularly dedicated its resources and funds in support of mortgages for first time buyers and lending to both the corporate and small and medium size enterprises (SME's) sectors. In particular the Group has agreed to make available targeted lending of a minimum of €3 billion for new or increased credit facilities to SME's in each of 2010 and 2011.

As a consequence of the weak economic environment, demand for new loans and other credit facilities in the twelve month period ended 31 December 2010 remains weak. Total loans, before impairment provisions, were €50 billion at 31 December 2010 compared to €54 billion at 31 December 2009, a reduction of 8% (a decline of 9% after impairment provisions). This reduction is due to the sale of assets to NAMA and also reflects the impact of the reduction in personal indebtedness and of businesses devoting cash flow to reducing borrowings and not taking on new or increased financial commitments in the current difficult economic environment.

Risk Weighted Assets as at 31 December 2010 amounted to €27 billion as compared to €32 billion as at 31 December 2009. This decrease is mainly due to a reduction in the quantum of loans and advances to customers, an increase in impaired loans, the impact of the sale of assets to NAMA during the twelve month period ended 31 December 2010 together with a series of RWA optimisation initiatives completed during the twelve month period ended 31 December 2010.

Bank of Ireland Life

Bank of Ireland Life comprises the life assurer, New Ireland Assurance Company plc, and the business unit which distributes New Ireland investment and insurance products through the Group's branch network. New Ireland offers protection, investment and pension products to the Irish market through the Group's branch network, independent brokers and its direct sales force. Under the terms of the Group's Revised 2011 EU Restructuring Plan, the Group has committed to dispose of its shareholding in New Ireland prior to 31 December 2013, but retains the ability to distribute life, pensions and investment products.

Bank of Ireland Life: Income Statement (IFRS performance)	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Operating income	178	125	210
Operating expenses	(103)	(82)	(108)

Operating profit	75	43	102
Investment variance	9	23	(117)
Economic assumption changes	(14)	3	(16)

Underlying profit before tax	70	69	(31)

Cost/income ratio	58%	66%	51%

Twelve month period ended 31 December 2010 compared to the nine month period ended 31 December 2009

Underlying profit before tax of €70 million for the twelve month period ended 31 December 2010 increased by €1 million compared to underlying profit before tax of €69 million for the nine month period ended 31 December 2009. The underlying profit for the nine month period ended 31 December 2009 included an investment variance gain of €23 million due to a strong performance in investment markets which was not repeated to the same extent in the twelve month period ended 31 December 2010.

Annual Premium Equivalent (APE) sales for the twelve month period ended 31 December 2010 were 2% ahead of the twelve month period ended 31 December 2009 with modest growth in single premium business. This represents a strong sales performance relative to the market which decreased by 6% in the twelve month period ended 31 December 2010 due primarily to reduced consumer confidence and pressure on affordability. While policy persistency levels remain below long term trends, reflecting affordability issues amongst customers, due to actions taken during 2009 and 2010, persistency levels during the twelve month period ended 31December 2010 have seen a steady improvement across most product lines and distribution channels.

Bank of Ireland Life has continued its focus on cost management with operating expenses of €103 million for the twelve month period ended 31 December 2010. This represents an increase of €21 million as compared with the nine month period ended 31 December 2009, primarily due to the longer reporting period offset by some cost reductions.

The performance of investment markets, in 2010, in excess of the unit growth assumption has given rise to a positive investment variance of €9 million. This compares to a positive investment variance of €23 million in the nine month period ended 31 December 2009 due to the strong performance of investment markets in that period.

The impact of economic assumption changes including changes to the discount and other rate assumptions gave rise to a charge of €14 million for the twelve month period ended 31 December 2010, compared to a gain of €3 million for the nine month period ended 31December 2009. The discount rate applied to future cashflows was decreased from 8.25% at 31 December 2009 to 7.75% at 31 December 2010. The unit growth assumption was decreased from 6.5% at 31 December 2009 to 5.75% at 31 December 2010.

Bank of Ireland Life has maintained a strong financial position and continues to be significantly in excess of the statutory solvency margin, required by the Central Bank.

Nine month period ended 31 December 2009 compared to the twelve month period ended 31 March 2009

Underlying profit before tax of €69 million for the nine month period ended 31 December 2009, was significantly higher than the underlying loss before tax of €31 million for the twelve month period ended 31 March 2009. This increase was due primarily to the movement in the investment valuation variance partly offset by lower operating profit.

Annual Premium Equivalent (APE) sales for the nine month period ended 31 December 2009 were 23% lower (on an annualised basis) than the twelve month period ended 31 March 2009.

Operating profit of €43 million for the nine month period ended 31 December 2009 was lower than the twelve month period ended 31 March 2009, even allowing for the shorter reporting period, due to the following factors:

•
lower volumes of new business, notably of savings and regular premium pensions,

•
policy lapses due to lower disposable income, and

•
lower average funds under management, reflecting the sharp fall in investment markets in the second half of the twelve month period ended 31 March 2009.

Operating expenses of €82 million for the nine month period ended 31 December 2009 is lower by €26 million compared to the twelve month period ended 31 March 2009. This reduction is due to the shorter reporting period and the continued focus on cost reduction by Bank of Ireland Life. Included in operating expenses of €82 million for the nine month period ended 31 December 2009 is an impairment charge of €3 million relating to the revaluation of Bank of Ireland Life owned properties.

In the nine month period ended 31 December 2009, consistent with long term bond yields, the discount rate applied to future cashflows decreased from 9.0% to 8.25%, and the unit growth assumption was reduced from 7.25% to 6.5%, resulting in a profit of €3 millon compared to a loss of €16 million in the twelve month period ended 31 March 2009. The performance of investment markets in excess of this growth assumption since April 2009 has resulted in a positive investment valuation variance of €23 million. This compares to an underperformance of investment markets in the twelve month period ended 31 March 2009, which gave rise to a negative investment valuation variance of €117 million.

UK Financial Services (Sterling)

The UK Financial Services (UKFS) Division incorporates the Group's Business Banking in Great Britain and Northern Ireland, the Group's branch network in Northern Ireland, the UK Residential mortgage business and the joint ventures with the UK Post Office.

On 1 November 2010, the Group transferred a substantial part of its UK banking business to a UK, wholly owned licensed banking subsidiary, Bank of Ireland (UK) plc. The main businesses that transferred were Business Banking UK, a portion of the UK residential and commercial mortgage books, together with selected Bank of Ireland branded deposits, Post Office branded deposits and the joint ventures with the UK Post Office. The results of the businesses which have transferred to Bank of Ireland (UK) plc continue to be reported within the UKFS Division.

The establishment of Bank of Ireland (UK) plc has been noted by the UK Government who announced on 9 November 2010 that 'Post Office Ltd's relationship with the Bank of Ireland has been strengthened considerably by the Bank of Ireland's recent creation of a separate subsidiary in the UK with depositors covered by the UK Financial Services Compensation Scheme.'

UK Financial Services: Income Statement	Year ended 31 December 2010 £m	9 months ended 31 December 2009 £m	Year ended 31 March 2009 £m
Net interest income	507	411	627
Net other income	54	61	115

Operating income	561	472	742
Operating expenses	(319)	(267)	(391)

Operating profit before impairment charges on financial assets and loss on sale of assets to NAMA	242	205	351
Impairment charge on financial assets	(408)	(948)	(372)
Loss on sale of assets to NAMA	(346)	—	—
Share of results of associates and joint ventures (after tax)	32	23	31

Underlying (loss)/profit before tax	(480)	(720)	10

Underlying (loss)/profit before tax (€m equivalent)	(558)	(805)	35
Cost/income ratio	54%	54%	51%

Twelve month period ended 31 December 2010 compared to the nine month period ended 31 December 2009

UK Financial Services incurred an underlying loss before tax of £480 million for the twelve month period ended 31 December 2010 compared to an underlying loss before tax of £720 million for the nine month period ended 31 December 2009.

Net interest income of £507 million for the twelve month period ended 31 December 2010 is £96 million higher than the nine month period ended 31 December 2009 due primarily to the longer reporting period and improved asset pricing on the Residential mortgage loan book, partly offset by the increased cost of wholesale funding together with the impact on liability spreads of the continuing intense competition for deposits.

Net other income of £54 million for the twelve month period ended 31 December 2010 was £7 million lower as compared to Net other income of £61 million for the nine month period ended 31 December 2009 reflecting lower levels of new business activity, and a charge in the twelve month period ended 31 December 2010 arising from the impact of credit deterioration on the fair value of derivatives held for sale to NAMA, partly offset by the longer reporting period.

Operating expenses for the twelve month period ended 31 December 2010 of £319 million are £52 million higher than operating expenses of £267 million for the nine month period ended 31 December 2009 primarily as a result of the longer reporting period, partially offset by continued savings following the restructuring of both the Residential mortgage and Business Banking operations and continued tight management of costs.

Operating profit (before impairment charges on financial assets and loss on sale of assets to NAMA) of £242 million for the twelve month period ended 31 December 2010 was £37 million higher than the nine month period ended 31 December 2009.

Impairment charge on financial assets of £408 million for the twelve month period ended 31 December 2010 compares to impairment charges of £948 million for the nine month period ended 31 December 2009.

UK Financial Services share of results of associates and joint ventures (after tax) increased from £23 million for the nine month period ended 31 December 2009 to £32 million for the twelve month period ended 31 December 2010. This increase is attributable to First Rate Exchange Services (FRES), a joint venture with the UK Post Office, which generated higher profits in the twelve month period ended 31 December 2010 compared to the nine month period ended 31 December 2009 due to higher commissions.

Impairment Charges on Financial Assets

	Year ended 31 December 2010 £m	*Restated 9 months ended 31 December 2009 £m	Year ended 31 March 2009 £m
Impairment charge on loans and advances to customers (including assets sold or held for sale to NAMA)	408	948	372

Impairment charge relating to:
Loans and advances to customers (excluding assets sold or held for sale to NAMA)	396	638	**
Assets sold or held for sale to NAMA	12	310	**

*
The impairment charges on loans and advances to customers and assets sold or held for sale to NAMA have been restated for the nine month period ended 31 December 20 to reflect changes in the eligibility criteria for loans sold to NAMA during 2010 with no change to the total impairment charge (further details are set out in note 15 on page F-68 and F-69).

**
As the establishment of NAMA was announced in April 2009 and the relevant legislation was enacted in November 2009, the comparable information for the year ended 31 March 2009 is not available.

Impairment charge on loans and advances to customers (excluding assets sold or held for sale to NAMA)

Impairment charge on loans and advances to customers (excluding assets sold or held for sale to NAMA)	Year ended 31 December 2010 £m	*Restated 9 months ended 31 December 2009 £m
Residential mortgages	54	64
Non-property SME and corporate	109	43
Property and construction	202	510
Consumer	31	21

Impairment charge on loans and advances to customers (excluding assets sold or held for sale to NAMA)	396	638

*
The impairment charges on loans and advances to customers and assets sold or held for sale to NAMA have been restated for the nine month period ended 31 December 2009 to reflect changes in the eligibility criteria for loans sold to NAMA during 2010 with no change to the total impairment charge (further details are set out in note 15).

The impairment charge on Residential mortgages decreased by £10 million from £64 million for the nine month period ended 31 December 2009 to £54 million for the twelve month period ended 31 December 2010. Despite the longer reporting period and the marginal increase in the level of residential mortgage arrears, the impairment charge on this portfolio has reduced reflecting more stable house prices and unemployment levels.

The impairment charge on the Non-property SME and corporate portfolio was £109 million for the twelve month period ended 31December 2010 compared to £43 million for the nine month period ended 31 December 2009. The increase of £66 million in the impairment charge is primarily as a result of the longer reporting period and impairment charges on a small number of large individual cases in Business

Banking. In Northern Ireland, the stressed economic conditions have negatively impacted trading conditions and caused general pressure on the SME sector.

The impairment charge of £202 million on the Property and construction portfolio for the twelve month period ended 31 December 2010 has reduced by £308 million compared to the impairment charge of £510 million for the nine month period ended 31 December 2009. The impairment charge in the nine month period ended 31 December 2009 reflected the continuing underlying economic conditions, reduced asset values and low levels of transactions and illiquidity in property markets.

The impairment charge of £31 million on the Consumer loan book for the twelve month period ended 31 December 2010 has increased by £10 million compared to the impairment charge of £21 million for the nine month period ended 31 December 2009, primarily due to the longer reporting period.

Impairment charge on assets sold or held for sale to NAMA

Impairment charge on assets sold or held for sale to NAMA of £12 million for the twelve month period ended 31 December 2010 compares to an impairment charge of £310 million for the nine month period ended 31 December 2009.

The impairment charge on assets sold or held for sale to NAMA in the nine month period ended 31 December 2009 reflected the sharp deterioration in the property market, which was significantly impacted by falling property prices, a negative outlook for asset values and generally weak economic conditions. The twelve month period ended 31 December 2010 saw a reduction of 96% in the impairment charge on assets sold or held for sale to NAMA, however conditions remain challenging in the construction and property market, particularly in the more peripheral regions of the UK.

In the twelve month period ended 31 December 2010, UK Financial Services sold assets to NAMA of £1.7 billion (before impairment provisions), resulting in a loss on sale of assets to NAMA of £346 million.

Nine month period ended 31 December 2009 compared to the twelve month period ended 31 March 2009

UK Financial Services reported an underlying loss before tax of £720 million for the nine month period ended 31 December 2009 compared to an underlying profit before tax of £10 million for the twelve month period ended 31 March 2009.

Net interest income of £411 million for the nine month period ended 31 December 2009 is £216 million lower than the twelve month period ended 31 March 2009 due to the shorter reporting period, intense competition impacting liability spreads together with the low interest rate environment. The negative impacts were partly offset by higher pricing on both the Residential mortgage and Business Banking loan books.

In January 2009, the Group announced its withdrawal from the intermediary sourced mortgage market in the UK and the wind down of a range of international lending portfolios in Capital Markets (together the "Non-core loan portfolios"). At 31 December 2009 the Non-core loan portfolios amounted to €34 billion.

Up to 30 September 2009, the Group allocated its total cost of funds (which includes the cost over libor/euribor on wholesale funding, customer deposits and securitisations) based on the net asset or liability position of each division. With effect from 1 October 2009, the Group has decided to change the basis of allocation of its cost of funds. From this date, the Group has allocated the marginal cost of wholesale funding to the Non-core loan portfolios. For the remaining loan portfolios (together the "Core loan portfolios") the Group's residual cost of funds is allocated based on the net asset or liability position of each division.

The impact of this decision, made on 1 October 2009, on UK Financial Services was to decrease its Net interest income in the nine month period ended 31 December 2009 by €17 million (Stg£15 million). As a consequence, the impact of this decision was to increase the Net interest income in Retail Republic of Ireland by €9 million and to increase the Net interest income in Capital Markets by €8 million.

Net other income of £61 million for the nine month period ended 31 December 2009 reduced by £54 million when compared to the twelve month period ended 31 March 2009. This reduction reflects the shorter reporting period, reduced fee income as a result of lower new business lending activity and seasonality in the Consumer Financial Services businesses, together with the impact of interest rate changes on the fair value of economic hedging instruments.

Operating expenses for the nine month period ended 31 December 2009 of £267 million were £124 million lower than the twelve month period ended 31 March 2009. This reduction is driven by the shorter reporting period together with savings from the restructuring of both the UK Residential mortgage and Business Banking operations. Investment has continued in the joint ventures with the UK Post Office.

The operating profit of £205 million before impairment charges on financial assets for the nine month period ended 31 December 2009 was £146 million lower, than the twelve month period ended 31 March 2009.

Impairment charge on financial assets

At 31 December 2009, the Group classified those loans and advances to customers expected to transfer to NAMA as loans held for sale to NAMA. For ease of comparative purposes the following tables and commentary presents loans and advances to customers and loans held for sale to NAMA together as Total loans.

Loan impairment charge by portfolio	9 months ended 31 December 2009 £m	12 months ended 31 March 2009 £m
Residential mortgages	64	58
Non-property SME and corporate	43	48
Property and construction	820	245
Consumer	21	21

Total impairment charge on total loans	948	372

The impairment charge on Total loans of £948 million for the nine month period ended 31 December 2009 was a substantial increase on the impairment charge of £372 million for the twelve month period ended 31 March 2009. The increased impairment charge arose primarily in the land and development element of the Property and construction portfolio, which was most significantly impacted by sharp declines in asset values, higher unemployment and lower levels of economic activity. The increase in the Residential mortgage impairment charge was driven by higher unemployment, house price deflation and the weak economy, which have led to higher arrears and repossessions.

The Share of results of associates and joint ventures relates to the Group's share of First Rate Exchange Services (FRES), a joint venture with the UK Post Office, which generated profit after tax of £23 million for the nine month period ended 31 December 2009, compared to £31 million for the twelve month period ended 31 March 2009. This reduction is primarily due to the shorter reporting period and lower fee income due to the contraction in the overseas travel market.

As outlined above, the impact of the Group's decision to change the basis of allocation of its cost of funds with effect from 1 October 2009 was to decrease the Net interest income in UK Financial Services by €17 million (Stg£15 million). Within UK Financial Services, the impact of this decision was to decrease the Net interest income for Residential mortgages by €26 million (Stg£23 million) and to increase the Net interest income for Business Banking by €9 million (Stg£8 million).

It is estimated that the impact of this decision on an annualised basis would be to decrease the Net interest income for Residential mortgages by €103 million (Stg£91 million) and to increase the Net interest income in Business Banking by €35 million (Stg£31 million).

Business Unit performance: Underlying (Loss)/profit before tax	Year ended 31 December 2010 £m	9 months ended 31 December 2009 £m	Year ended 31 March 2009 £m
Residential mortgages	88	39	92
Business Banking	(526)	(729)	(81)
Consumer Financial Services	38	20	48
Division Centre	(80)	(50)	(49)

Underlying (Loss)/profit before tax	(480)	(720)	10

Residential mortgages

Twelve month period ended 31 December 2010 compared to the nine month period ended 31 December 2009

The underlying profit before tax of £88 million in the twelve month period ended 31 December 2010 is £49 million higher than the nine month period ended 31 December 2009. This increase is primarily due to the longer reporting period, improved asset pricing, lower operating expenses and a lower impairment charge partly offset by lower income as a result of the higher cost of wholesale funding.

Residential mortgage volumes	31 December 2010 £bn	31 December 2009 £bn
Standard mortgages	13.2	13.6
Buy to let mortgages	10.2	10.5
Self Certified mortgages	4.3	4.6

UKFS total mortgages	27.7	28.7

Mortgage Arrears—more than 90 days	31 December 2010%	30 June 2010%	31 December 2009%
Standard mortgages	1.27%	1.21%	0.97%
Buy to let mortgages	1.92%	1.81%	1.85%
Self Certified mortgages	5.45%	5.20%	4.54%

UKFS total mortgages	1.99%	1.89%	1.71%

Impairment charges	Year ended 31 December 2010 £m	9 months ended 31 December 2009 £m
Standard mortgages	8	15
Buy to let mortgages	39	34
Self Certified mortgages	7	15

UKFS total mortgages	54	64

Credit risk mitigation strategies for the self certified portfolio are consistent with those for the Group's overall mortgage book, which are set out in note 56 Risk Management.

The residential mortgage book of £28 billion at 31 December 2010 (£29 billion at 31 December 2009) includes self certified mortgages of £4.3 billion (£4.6 billion at 31 December 2009) where income verification depends on disclosures by the borrower of their income.

The impairment charge for self certified mortgages was £7 million for the year ended December 2010, bringing impairment provisions on this portfolio to £35 million. The impairment charge on self certified mortgages for the year ended December 2009 was £25 million and impairment provisions at that date were £35 million.

Nine month period ended 31 December 2009 compared to the twelve month period ended 31 March 2009

The underlying profit before tax in the Residential Mortgage Business for the nine month period ended 31 December 2009 of £39 million has decreased from a profit of £92 million for the twelve month period ended 31 March 2009. Operating profit of £108 million before impairment charges for the nine month period ended 31 December 2009 has decreased by £49 million when compared to the operating profit before impairment charges for the twelve month period ended 31 March 2009. This decrease is due to the shorter reporting period, the change in the basis of allocation of the cost of funds, as previously outlined, partly offset by improved product margins and a reduction in the operating costs resulting from the closure of the intermediary channel to new business in January 2009. Residential mortgage impairment charges for the nine month period ended 31 December 2009 of £64 million increased from £58 million for the twelve month period ended 31 March 2009 driven by higher unemployment, house price deflation and the weak economy which have led to higher arrears and repossessions.

Impairment charges	9 months ended 31 December 2009 £m	Year ended 31 March 2009 £m
Standard mortgages	15	9
Buy to let mortgages	34	26
Self Certified mortgages	15	23

UKFS total mortgages	64	58

Twelve month period ended 31 December 2010 compared to the nine month period ended 31 December 2009

The underlying loss before tax of £526 million in Business Banking in the twelve month period ended 31 December 2010 is £203 million lower compared to the nine month period ended 31 December 2009. This is primarily due to a significantly lower impairment charge as a result of loans sold to NAMA and partly offset by lower interest income as a result of the higher wholesale funding costs.

The underlying profit before tax of £38 million in Consumer Financial Services in the twelve month period ended 31 December 2010 is £18 million higher compared to the nine month period ended 31 December 2009 primarily due to the longer reporting period, higher profits in FRES partly offset by lower net commissions receivable.

The underlying loss before tax in Division Centre of £80 million for the twelve month period ended 31 December 2010 compares to an underlying loss before tax of £50 million for the nine month period ended 31 December 2009 due mainly to the longer reporting period and costs associated with the incorporation of Bank of Ireland (UK) plc.

Nine month period ended 31 December 2009 compared to the twelve month period ended 31 March 2009

The Business Banking loss before tax for the nine month period ended 31 December 2009 of £729 million shows a significant deterioration when compared to the loss before tax for the twelve month period ended 31 March 2009 of £81 million. This deterioration reflected a substantial increase in impairment charges to £

860 million for the nine month period ended 31 December 2009 compared to £292 million for the twelve month period ended 31 March 2009. This increase in the impairment charge arose substantially in the land and development element of the Property and construction portfolio and was driven primarily by a sharp decline in asset values, higher unemployment and lower levels of economic activity.

Operating profit before impairment charges of £131 million for the nine month period ended 31 December 2009 decreased by £80 million compared to the twelve month period ended 31 March 2009 of £211 million. This was due to the shorter reporting period, lower net interest income due to intense competition for deposits, a lower interest rate environment and reduced deposit volumes, higher wholesale funding costs partly offset by asset re-pricing and the impact of the change in the basis of allocation of the cost of funds as outlined above.

Consumer Financial Services delivered a profit before tax of £20 million for the nine month period ended 31 December 2009 which is £28 million lower than the profit before tax for the twelve month period ended 31 March 2009. This reduction is primarily attributable to the shorter reporting period, seasonality in the Consumer Financial Services businesses and lower fee income due to the contraction in the overseas travel market together with deposit margin attrition.

The loss before tax in Division Centre increased to £50 million for the nine month period ended 31 December, 2009 from £49 million for the twelve month period ended 31 March, 2009 due mainly to the continued investment in deposit gathering initiatives and the impact of interest rate changes on fair value of economic hedging instruments.

Customer Deposits and Advances Analysis	31 December 2010 £bn	31 December 2009 £bn
Customer Deposits
POFS	11	9
Business Banking—Great Britain/Northern Ireland	7	10

Total Customer Deposits	18	19

Advances
Loans and advances to customers	42	44
Assets held for sale to NAMA	1	3

Total loans (before impairment provisions)	43	47
Impairment provisions (including assets held for sale to NAMA)	(1)	(1)

Total loans (after impairment provisions)	42	46

Risk Weighted Assets (RWA)	17	23
Risk Weighted Assets (€bn equivalent)	20	26

UKFS deposits at 31 December 2010 decreased by 5% when compared to deposits at 31 December 2009. Deposits sourced through the Group's joint venture with the UK Post Office grew by 33% during the twelve month period ended 31 December 2010 reflecting strong product development, competitive pricing and strong customer retention together with the incorporation of UK plc whereby depositors are covered under the UK Financial Services Compensation Scheme.

In the three months leading up to the announcement by the Irish Government of the EU/IMF Programme on 28 November 2010, there were heightened uncertainties regarding Irish sovereign debt. Ratings sensitive Business Banking deposits in Great Britain were negatively impacted in this period and declined by £3 billion in the twelve month period ended 31 December 2010.

Total loans (after impairment provisions) amounted to £42 billion at 31 December 2010 which reflects a reduction of £4 billion or 9% as compared to £46 billion at 31 December 2009 due to subdued demand for new lending in Business Banking, the sale of assets to NAMA, together with the continued rundown of the intermediary sourced mortgage book. This deleveraging of the UK residential mortgage book has been slower than originally expected as a result of lower re-mortgage activity in the UK market. The intermediary sourced UK mortgage book of £25 billion at 31 December 2010 is 7% lower when compared to 31 December 2009.

During 2010, UK Financial Services sold £1.7 billion (before impairment provisions) of assets to NAMA on which the Group incurred a loss of £346 million.

Risk Weighted Assets at 31 December 2010 amounted to £17 billion compared to £23 billion at 31 December 2009. This decrease is mainly due to a reduction in the quantum of loans and advances to customers, an increase in impaired loans, the impact of the sale of assets to NAMA during the twelve month period ended 31 December 2010 together with a series of RWA optimisation initiatives completed during the twelve month period ended 31 December 2010.

Capital Markets

Capital Markets Division comprises Corporate Banking, Global Markets, Asset Management Services and IBI Corporate Finance.

Capital Markets: Income Statement	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Net interest income	885	705	1,482
Net other income	43	83	(237)

Operating income	928	788	1,245
Operating expenses	(287)	(230)	(377)

Operating profit before impairment charges on financial assets and loss on sale of assets to NAMA	641	558	868
Impairment charge on financial assets	(493)	(1,159)	(383)
Loss on sale of assets to NAMA	(1,121)	—	—
Share of results of associates and joint ventures (after tax)	—	1	(11)

Underlying (Loss)/profit before tax	(973)	(600)	474

Cost/income ratio	31%	29%	31%

Twelve month period ended 31 December 2010 compared to the nine month period ended 31 December 2009

Capital Markets reported an underlying loss before tax of €973 million for the twelve month period ended 31 December 2010 compared with an underlying loss before tax of €600 million for the nine month period ended 31 December 2009.

The change in 'net interest income' and 'net other income' is impacted by IFRS income classifications between the two income categories (see page 96).

Net interest income	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Net interest income	885	705	1,482
IFRS income classifications	(165)	(67)	(521)

Net interest income after IFRS income classifications	720	638	961

Net interest income after IFRS income classifications amounted to €720 million for the twelve month period ended 31 December 2010 and has increased by €82 million compared to €638 million for the nine month period ended 31 December 2009 due primarily to the longer reporting period and increased asset pricing which have been partly offset by lower net interest income due to a 13% reduction in average earning assets together with the increased cost of wholesale funding.

Net other income	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Net other income	43	83	(237)
IFRS income classifications	165	67	521

Net other income after IFRS income classifications	208	150	284

Net other income after IFRS classifications amounted to €208 million for the twelve month period ended 31 December 2010 and increased by €58 million compared to €150 million for the nine month period ended 31 December 2009. This increase primarily reflects the longer reporting period, higher other income in the asset management businesses and in IBI Corporate Finance partly offset by reduced fees arising from the disposal of Iridian and Guggenheim together with the impact of credit deterioration on the fair value of derivative assets sold or held for sale to NAMA.

Operating expenses of €287 million for the twelve month period ended 31 December 2010 are €57 million higher compared to operating expenses of €230 million for the nine month period ended 31 December 2009, primarily due to the longer reporting period partly offset by lower staff costs and continued tight management of costs.

Operating profit (before impairment charges on financial assets and loss on sale of assets to NAMA) of €641 million for the twelve month period ended 31 December 2010 has increased by €83 million compared to an operating profit of €558 million for the nine month period ended 31 December 2009.

Impairment charge on financial assets of €493 million for the twelve month period ended 31 December 2010 reduced by €666 million compared to the impairment charge of €1,159 million for the nine month period ended 31 December 2009.

Nine month period ended 31 December 2009 compared to the twelve month period ended 31 March 2009

Capital Markets reported an underlying loss before tax of €600 million for the nine month period ended 31 December 2009 compared to an underlying profit before tax of €474 million for the twelve month period ended 31 March 2009.

Operating profit of €558 million before impairment charges on financial assets for the nine month period ended 31 December 2009 compares to an operating profit of €868 million for the twelve month period ended 31 March 2009.

After the impact of the IFRS income classifications, 'Net interest income' decreased by €323 million in the nine month period ended 31 December 2009, compared to the twelve month period ended 31 March 2009 primarily reflecting the shorter reporting period and the higher cost of funding.

After the impact of IFRS classifications, 'Net other income' for the nine month period ended 31 December 2009 reduced by €134 million when compared to the twelve month period ended 31 March 2009, this decrease primarily reflects:

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

•
a charge of €39 million in the twelve month period ended 31 March 2009 related to the collapse of Lehmans in the twelve month period ended 31 March 2009.

Operating expenses of €230 million for the nine month period ended 31 December 2009 were €147 million lower than the twelve month period ended 31 March 2009. This reduction is primarily due to the shorter reporting period, the disposal of Iridian and Guggenheim together with tight management of all costs.

Impairment Charges on Financial Assets

	Year ended 31 December 2010 €m	*Restated 9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Impairment charge on loans and advances to customers (including assets sold or held for sale to NAMA)	395	1,157	305

Impairment charge relating to:
Loans and advances to customers (excluding assets sold or held for sale to NAMA)	266	389	**
Assets sold or held for sale to NAMA	129	768	**
Impairment charge of AFS	98	2	76

Impairment charge on loans and advances to Banks	—	—	2

*
The impairment charges on loans and advances to customers and assets sold or held for sale to NAMA have been restated for the nine month period ended 31 December 20 to reflect changes in the eligibility criteria for loans sold to NAMA during 2010 with no change to the total impairment charge (further details are set out in note 15 on page F-68 and F-69).

**
As the establishment of NAMA was announced in April 2009 and the relevant legislation was enacted in November 2009, the comparable information for the year ended 31 March 2009 is not available.

Impairment charge on loans and advances to customers (excluding assets sold or held for sale to NAMA)

Impairment charge on loans and advances to customers (excluding assets sold or held for sale to NAMA)	Year ended 31 December 2010 €m	*Restated 9 months ended 31 December 2009 €m
Non-property SME and corporate	192	270
Property and construction	74	119

Impairment charge on loans and advances to customers (excluding assets sold or held for sale to NAMA)	266	389

*
The impairment charges on loans and advances to customers and assets sold or held for sale to NAMA have been restated for the nine month period ended 31 December 2009 to reflect changes in the eligibility criteria for loans sold to NAMA during 2010 with no change to the total impairment charge (further details are set out in note 15).

Twelve month period ended 31 December 2010 compared to the nine month period ended 31 December 2009

Impairment charge on the Non-property SME and corporate portfolio was €192 million for the twelve month period ended 31 December 2010. Despite the longer reporting period the impairment charge on this portfolio has reduced. The more favourable global outlook means that larger corporate customers who are focused internationally continue to perform better. In particular, the leveraged acquisition finance portfolio which is very well spread geographically and sectorally has benefitted from the global economic recovery and has achieved some provision write-backs.

Impairment charge on the Property and construction portfolio was €74 million for the twelve month period ended 31 December 2010 compared to an impairment charge of €119 million for the nine month period ended 31 December 2009 due to a continued recovery in certain international investment property markets and a lower level of tenant defaults than expected. Market conditions remain weak in the secondary/regional locations across all geographic locations with continued low levels of investor activity.

Impairment charge on assets sold or held for sale to NAMA

An impairment charge on assets sold or held for sale to NAMA of €129 million was incurred in the twelve month period ended 31 December 2010 compared to €768 million for the nine month period ended 31 December 2009.

The impairment charge in the nine month period ended 31 December 2009 reflected the sharp deterioration in the property market which was significantly impacted by falling property prices, a negative outlook for asset values, an oversupply of residential housing stock in Ireland and generally weak economic conditions, particularly in Ireland. In addition, the uncertainties which existed in the latter half of 2009 as the NAMA process evolved led to a low level of transactions in the Irish commercial property sector due to a lack of demand from investors. In the twelve month period ended 31 December 2010, lower house prices, an oversupply of residential housing stock and illiquid residential and commercial property markets, particularly in Ireland, continue to adversely impact asset quality and led to an impairment charge of €129 million.

Nine month period ended 31 December 2009 compared to the twelve month period ended 31 March 2009

At 31 December 2009, the Group classified those loans and advances to customers expected to transfer to NAMA as loans held for sale to NAMA. For ease of comparative purposes the following tables and commentary presents loans and advances to customers and loans held for sale to NAMA together as Total loans.

Impairment charge on loans and advances to customers (including assets sold or held for sale to NAMA)	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Non-property SME and corporate	270	137
Property and construction	887	168

Impairment charge on loans and advances to customers (excluding assets sold or held for sale to NAMA)	1,157	305

The impairment charge on Total loans of €1,157 million for the nine month period ended 31 December 2009 increased from €305 million for the twelve month period ended 31 March 2009. This increase was largely attributable to the Property and construction portfolio and in particular the land and development element which is substantially expected to transfer to NAMA.

The impairment charge on the Non property SME and corporate portfolio was €270 million for the nine month period ended 31 December 2009 compared to €137 million for the twelve month period ended

31 March 2009 which reflects the challenging conditions for certain mid-tier Irish corporate customers and some specific debt restructuring activity in the leveraged acquisition finance business.

The impairment charge on the Property and construction portfolio of €887 million for the nine month period ended 31 December 2009 compared to €168 million for the twelve month period ended 31 March 2009. The land and development element within the Property and construction portfolio was most significantly impacted by the sharp decline in the level of economic activity leading to falling asset values exacerbated by the over supply of residential and commercial property in Ireland.

Twelve month period ended 31 December 2010 compared to the nine month period ended 31 December 2009

An impairment charge on available for sale financial assets (AFS) portfolio of €98 million was incurred in the twelve month period ended 31 December 2010 compared to a €2 million charge in the nine month period ended 31 December 2009. This impairment charge of €98 million relates to a holding of subordinated debt issued by Allied Irish Banks plc. The Group exchanged these bonds for cash in January 2011 without further loss to the Group.

Nine month period ended 31 December 2009 compared to the twelve month period ended 31 March 2009

An impairment charge on Available for sale financial (AFS) assets of €2 million (€1 million each in Corporate Banking and Global Markets) was incurred in the nine month period ended 31 December 2009, compared to a €76 million charge for the twelve month period ended 31 March 2009. This charge of €76 million included €36 million on the receivership of Washington Mutual, €25 million on the nationalisation and subsequent receivership of some Icelandic banks together with a €15 million charge relating to a leveraged exposure to a fund of rated financial institution debt securities.

In addition Capital Markets incurred a loss on sale of assets to NAMA of €1,121 million in the twelve month period ended 31 December 2010 arising from the sale of €4.9 billion (before impairment provisions) of assets to NAMA

Business Unit Performance	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Corporate Banking	488	410	567
Global Markets	121	128	310
Asset Management Services	28	22	(3)
Division Centre	4	(2)	(6)

Operating profit before impairment charges on financial assets and loss on sale of assets to NAMA	641	558	868
Impairment charge on financial assets	(493)	(1,159)	(383)
Loss on sale of assets to NAMA	(1,121)	—	—
Share of results of associates and joint ventures (after tax)	—	1	(11)

Underlying (Loss)/profit before tax	(973)	(600)	474

Twelve month period ended 31 December 2010 compared to the nine month period ended 31 December 2009

Corporate Banking operating profit (before impairment charges on financial assets and loss on sale to NAMA) was €488 million for the twelve month period ended 31 December 2010 compared to €410 million for the nine month period ended 31 December 2009. The increase of €78 million was due to the longer reporting period, increased asset pricing across most portfolios and a gain of €14 million arising on equity investments. These were partly offset by higher wholesale funding costs, reduced lending volumes as a result of the sale of €4.9 billion (before impairment provisions) of assets to NAMA and other customer deleveraging together with a charge of €12 million arising from the impact of credit deterioration on the fair value of derivatives held for sale to NAMA.

Despite the longer reporting period to 31 December 2010, Global Markets operating profit (before impairment charges on available for sale financial assets) was €121 million for the twelve month period ended 31 December 2010 compared to €128 million for the nine month period ended 31 December 2009. The nine month period ended 31 December 2009 was positively impacted by gains arising as a result of good positioning in a falling interest rate environment.

Asset Management Services operating profit of €28 million for the twelve month period ended 31 December 2010 compares to €22 million for the nine month period ended 31 December 2009. The increase was due to the longer reporting period, higher assets under management in BIAM, increased fee income in BoISS together with lower costs, partly offset by lower fee income during the twelve month period ended 31 December 2010 as a result of the disposal of the US asset management businesses, Iridian and Guggenheim, in 2009.

Since 31 December 2010, the Group has disposed of BIAM and BoISS. (See note 61 to the Consolidated Financial Statements).

Division Centre includes central management costs and IBI Corporate Finance.

Nine month period ended 31 December 2009 compared to the twelve month period ended 31 March 2009

The operating profit (before impairment charges on financial assets and loss on sale to NAMA) of €410 million in Corporate Banking for the nine month period ended 31 December 2009 compares to a profit before tax of €567 million for the twelve month period ended 31 March 2009. Total operating income was lower by €195 million in the nine month period ended 31 December 2009 compared to the twelve month period ended 31 March 2009 driven by the shorter reporting period, the higher funding costs, recognition of impairment on investment properties (€10 million) and lower fee income due to lower levels of new business activity.

Global Markets operating profit (before impairment charges on financial assets and loss on sale to NAMA) of €128 million for the nine month period ended 31 December 2009 compares to €310 million for the twelve month period ended 31 March 2009. Total income for the nine month period ended 31 December 2009 is lower by €207 million compared to the twelve month period ended 31 March 2009. This reduction is primarily due to the shorter reporting period, the higher cost of funding, gains in the twelve month period ended 31 March 2009 as a result of good positioning in a falling interest rate environment and lower levels of third party customer business in the current reporting period as a result of the reduced level of economic activity.

The operating profit before tax of €22 million in Asset Management Services for the nine month period ended 31 December 2009 compared to an operating loss before tax of €3 million for the twelve month period ended 31 March 2009. The twelve month period ended 31 March 2009 included a loss of €32 million associated with the collapse of Lehmans in September 2008. Bank of Ireland Asset Management and Bank of Ireland Securities Services reported lower levels of income in the nine month period ended 31 December 2009 compared to the twelve month period ended 31 March 2009 due to the shorter reporting period, lower assets under management and lower fee income. Iridian and Guggenheim, the US asset management businesses, were disposed of during the nine month period ended 31 December 2009.

Division Centre includes central management costs and IBI Corporate Finance.

Customer Deposits and Advances Analysis	31 December 2010 €bn	31 December 2009 €bn
Customer Deposits	9	29

Advances
Loans and advances to customers	20	22
Loans held for sale to NAMA	—	5

Total loans (before impairment provisions)	20	27
Impairment provisions	—	(2)

Total loans (after impairment provision)	20	25

Risk Weighted Assets (RWA)	32	40

Customer deposits of €9 billion at 31 December 2010 were €20 billion lower than Customer deposits of €29 billion at 31 December 2009. In the three months leading up to the announcement by the Irish Government of the EU/IMF Programme on 28 November 2010, there were heightened uncertainties regarding Irish sovereign debt leading to rating downgrades of both the sovereign and the Group. These resulted in significant outflows of ratings sensitive deposits from the Group's capital markets business. The level of customer deposits has been broadly stable since 31 December 2010.

Total loans (after impairment provisions) amounted to €20 billion at 31 December 2010 compared to €25 billion at 31 December 2009. The reduction of €5 billion was due primarily to the sale of €4.9 billion of assets to NAMA (before impairment provisions) and customer deleveraging, partly offset by the impact of exchange rate movements.

Risk Weighted Assets at 31 December 2010 amounted to €32 billion compared to €40 billion at 31 December 2009. The reduction of €8 billion is primarily due to the sale of assets to NAMA, an increase in impaired loans, customer deleveraging together with a series of RWA optimisation initiatives.

Group Centre

Group Centre comprises capital management activities and unallocated group support costs.

Group Centre: Income Statement	Year ended 31 December 2010 €m	*Restated 9 months ended 31 December 2009 €m	*Restated Year ended 31 March 2009 €m
Net interest income (excluding ELG guarantee fees)	26	65	(8)
Net other income (excluding CIFS guarantee fees)	7	9	(22)
Government guarantee fees:
— ELG (classified as net interest expense)	(275)	—	—
— CIFS (classified as net other expense)	(68)	(105)	(66)

Operating loss	(310)	(31)	(96)
Operating expenses	(104)	(85)	(150)

Operating loss before impairment charges on financial assets and loss on sale of assets to NAMA	(414)	(116)	(246)
Impairment charge on available for sale financial assets (AFS)	(70)	—	—
Loss on sale of assets to NAMA	(47)	—	—

Underlying loss before tax	(531)	(116)	(246)

*
The charge of €6 million for the nine month period ended 31 December 2009 and the gain of €64 million for the twelve month period ended 31 March 2009 arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss' have been reclassified as a non-core item.

Twelve month period ended 31 December 2010 compared to the nine month period ended 31 December 2009

Group Centre reported an underlying loss before tax of €531 million for the twelve month period ended 31 December 2010 compared to an underlying loss before tax of €116 million for the nine month period ended 31 December 2009.

Net interest income (excluding ELG guarantee fees) was €26 million for the twelve month period ended 31 December 2010 compared to €65 million for the nine month period ended 31 December 2009. This decrease is primarily due to lower earnings on capital in Group Centre.

Net other income (excluding CIFS guarantee fees) was €7 million for the twelve month period ended 31 December 2010 compared to €9 million for the nine month period ended 31 December 2009. This decrease was primarily due to higher insurance claims paid.

The Group has incurred higher Government guarantee fees in the twelve month period ended 31 December 2010 compared to the nine month period ended 31 December 2009. On 11 January 2010, the relevant deposit taking entities within the Group were accepted as participating financial institutions in the ELG Scheme. In the twelve month period ended 31 December 2010 the Group incurred fees of €275 million under the ELG scheme. The Group incurred CIFS fees of €68 million in the twelve month period ended 31 December 2010 compared to €105 million incurred in the nine month period ended 31 December 2009. The decrease reflects the expiry of the CIFS scheme in September 2010 together with the lower volume of liabilities covered by the CIFS scheme as new liabilities issued since 11 January 2010 were covered by the ELG scheme.

Operating expenses were €104 million for the twelve month period ended 31 December 2010 compared to €85 million for the nine month period ended 31 December 2009. The increase is due primarily to the longer reporting period partly offset by the tight management of costs.

The impairment charge on AFS reflects a charge of €70 million arising on the Group's holding of NAMA subordinated bonds following the decision by NAMA not to pay the discretionary coupon due on 1 March 2011.

The charges arising on the sale of assets to NAMA of €47 million includes a provision required under accounting standards in relation to the ongoing costs to the Group of servicing the assets sold to NAMA during the twelve month period ended 31 December 2010 together with the costs associated with the sale of those assets.

Nine month period ended 31 December 2009 compared to the twelve month period ended 31 March 2009

Group Centre reported an underlying loss before tax of €116 million for the nine month period ended 31 December 2009, compared to an underlying loss before tax of €246 million for the twelve month period ended 31 March 2009.

Net interest income of €65 million for the nine month period ended 31 December 2009 includes the interest earned on cash received as consideration for the issuance of €3.5 billion of preference stock on 31 March 2009 and reflects lower funding costs following the repurchase of tier 1 debt securities in June 2009.

Net other expense for the nine month period ended 31 December 2009 includes the impact of the cost of the Government liability guarantee of €105 million. This is an increase of €39 million as the twelve month period ended 31 March 2009 included a charge of €66 million for the six month period from 29 September 2008 compared to the nine month period ended 31 December 2009 which includes the charge for nine months.

Operating expenses of €85 million for the nine month period ended 31 December 2009 compared to €150 million for the twelve month period ended 31 March 2009. This reduction is due principally to the shorter reporting period and lower staff and other costs partly offset by higher costs in relation to the NAMA Scheme. The twelve month period ended 31 March 2009 included accelerated software depreciation and the restatement under IFRS 2 for share based payments.

Income Statement—Operating Segments

12 month period ended 31 December 2010	Net interest income €m	Insurance net premium income €m	Other income €m	Total operating income €m	Insurance contract liabilities and claims paid €m	Total operating income net of insurance claims €m	Operating expenses €m	Operating profit before impairment charge on financial assets €m	Impairment charge on financial assets €m	Loss on sale of assets to NAMA €m	Share of results of associates and joint ventures (after tax) €m	Profit/(loss) before taxation €m
Retail Republic of Ireland	1,010	—	347	1,357	—	1,357	(919)	438	(1,242)	(675)	12	(1,467)
Bank of Ireland Life	(2)	949	476	1,423	(1,250)	173	(103)	70	—	—	—	70
UK Financial Services	592	—	62	654	—	654	(372)	282	(479)	(398)	37	(558)
Capital Markets	885	—	43	928	—	928	(287)	641	(493)	(1,121)	—	(973)
Group Centre	(249)	20	(63)	(292)	(18)	(310)	(104)	(414)	(70)	(47)	—	(531)

Group—underlying*	2,236	969	865	4,070	(1,268)	2,802	(1,785)	1,017	(2,284)	(2,241)	49	(3,459)
Non Core Items:
— Gain on liability management exercises	3	—	1,410	1,413	—	1,413	—	1,413	—	—	—	1,413
— Impact of changes in pension benefits	—	—	—	—	—	—	733	733	—	—	—	733
— Gains arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss'	—	—	360	360	—	360	—	360	—	—	—	360
— Impact of 'coupon stopper' on certain subordinated debt	(35)	—	(1)	(36)	—	(36)	—	(36)	—	—	—	(36)
— Gross-up for policyholder tax in the Life Business	—	—	22	22	—	22	—	22	—	—	—	22
— Investment return on treasury stock held for policyholders in the Life Business	—	—	20	20	—	20	—	20	—	—	—	20
— Cost of restructuring programmes	—	—	—	—	—	—	(18)	(18)	—	—	—	(18)
— Gain on disposal of business activities	15	—	—	15	—	15	—	15	—	—	—	15

Group total	2,219	969	2,676	5,864	(1,268)	4,596	(1,070)	3,526	(2,284)	(2,241)	49	(950)

**
A number of reclassifications have been made to the Income Statement for the year ended 31 March 2009:

•
The gain of €64 million arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss' has been reclassified as a non-core item.

•
During 2010 the Group changed the reported presentation of the results of two of its subsidiaries such that the income and other operating expenses are presented on separate line items in the Income Statement. To facilitate a more meaningful comparison a similar presentation has now been adopted in the year ended 31 March 2009. This had led to a decrease in net interest income of €12 million, an increase in other income of €23 million and an increase in operating expenses of €11 million as compared to the amounts previously reported for these line items.

Restated *9 month period ended 31 December 2009	Net interest income €m	Insurance net premium income €m	Other income €m	Total operating income €m	Insurance contract liabilities and claims paid €m	Total operating income net of insurance claims €m	Operating expenses €m	Operating profit before impairment charge on financial assets €m	Impairment charge on financial assets €m	Share of results of associates and joint ventures (after tax) €m	Disposal of business activities €m	Profit/(loss) before taxation €m
Retail Republic of Ireland	879	—	129	1,008	—	1,008	(694)	314	(1,836)	8	—	(1,514)
Bank of Ireland Life	(2)	643	952	1,593	(1,442)	151	(82)	69	—	—	—	69
UK Financial Services	465	—	70	535	—	535	(304)	231	(1,062)	26	—	(805)
Capital Markets	705	—	83	788	—	788	(230)	558	(1,159)	1	—	(600)
Group Centre	65	22	(98)	(11)	(20)	(31)	(85)	(116)	—	—	—	(116)

Group—underlying**	2,112	665	1,136	3,913	(1,462)	2,451	(1,395)	1,056	(4,057)	35	—	(2,966)
Non Core Items:
— Gain on liability management exercises	—	—	1,037	1,037	—	1,037	—	1,037	—	—	—	1,037
— Charges arising on the movement in credit spreads in the Group's own debt and deposits accounted for at 'fair value through profit or loss'	—	—	(6)	(6)	—	(6)	—	(6)	—	—	—	(6)
— Impact of 'coupon stopper' on certain subordinated debt	58	—	9	67	—	67	—	67	—	—	—	67
— Gross-up of policyholder tax in the Life Business	—	—	64	64	—	64	—	64	—	—	—	64
— Investment return on treasury stock held for policyholders in the Life Business	—	—	(6)	(6)	—	(6)	—	(6)	—	—	—	(6)
— Loss on disposal of business activities	—	—	—	—	—	—	—	—	—	—	(3)	(3)

Group total	2,170	665	2,234	5,069	(1,462)	3,607	(1,395)	2,212	(4,057)	35	(3)	(1,813)

**
A number of reclassifications have been made to the Income Statement for the nine months period ended 31 December 2009:

•
The impairment charges on loans and advances to customers and assets sold or held for sale to NAMA have been restated for the nine month period ended 31 December 2009 to reflect changes in the eligibility criteria with no change to the total impairment charge for loans sold to NAMA during 2010 (further details are set out in note 15 on page 240).

•
The impairment charge on intangible assets of €6 million is shown in operating expenses where previously it had been shown as a separate line item.

•
The charge of €6 million arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss' has been reclassified as a non-core item.

•
During 2010 the Group changed the reported presentation of the results of two of its subsidiaries such that the income and operating expenses are presented on separate line items in the Income Statement. To facilitate a more meaningful comparison a similar presentation has now been adopted in the nine month period ended 31 December 2009. This has led to a decrease in net interest income of €9 million, an increase in other income of €17 million and an increase in operating expenses of €8 million as compared to the amounts previously reported for these line items. While this change has been reflected in the Operating Financial Review for the nine month period ended 31 December 2009, it has not been reflected in the statutory financial statements for the nine month period ended 31 December 2009.

*Restated 12 month period ended 31 March 2009	Net interest income €m	Insurance net premium income €m	Other income €m	Total operating income €m	Insurance contract liabilities and claims paid €m	Total operating income net of insurance claims €m	Operating expenses €m	Operating profit before impairment charge on financial assets €m	Impairment charge on financial assets €m	Impairment of goodwill and other intangible assets	Share of result of associates and joint ventures (after tax) €m	Profit/(loss) before taxation €m
Retail Republic of Ireland	1,440	—	298	1,738	2	1,740	(942)	798	(708)	—	(70)	20
Bank of Ireland Life	(7)	1,049	(1,525)	(483)	560	77	(108)	(31)	—	—	—	(31)
UK Financial Services	751	—	139	890	—	890	(472)	418	(422)	—	39	35
Capital Markets	1,482	—	(237)	1,245	—	1,245	(377)	868	(383)	—	(11)	474
Group Centre	(8)	20	(83)	(71)	(25)	(96)	(150)	(246)	—	—	—	(246)

Group—underlying	3,658	1,069	(1,408)	3,319	537	3,856	(2,049)	1,807	(1,513)	—	(42)	252
Non Core Items:
— Gross-up of policyholder tax in the Life Business	—	—	(76)	(76)	—	(76)	—	(76)	—	—	—	(76)
— Gains arising on the movement in credit spreads in the Group's own debt and deposits accounted for at 'fair value through profit or loss'	—	—	64	64	—	64	—	64	—	—	—	64
— Investment return on treasury stock held for policyholders	—	—	131	131	—	131	—	131	—	—	—	131
— Hedge ineffectiveness on transition to IFRS	—	—	(7)	(7)	—	(7)	—	(7)	—	—	—	(7)
— Cost of restructuring programme	—	—		—	—	—	(83)	(83)	—	—	—	(83)
— Impairment of goodwill and other intangible assets	—	—		—	—	—	—	—	—	(304)	—	(304)

Group total	3,658	1,069	(1,296)	3,431	537	3,968	(2,132)	1,836	(1,513)	(304)	(42)	(23)

**
A number of reclassifications have been made to the Income Statement for the year ended 31 March 2009:

•
The gain of €64 million arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss' has been reclassified as a none-core item.

•
During 2010 the Group changed the reported presentation of the results of two of its subsidiaries such that the income and other operating expenses are presented on separate line items in the Income Statement. To facilitate a more meaningful comparison a similar presentation has now been adopted in the year ended 31 March 2009. This has led to a decrease in net interest income of €12 million, an increase in other income of €23 million and an increase in operating expenses of €11 million as compared to the amounts previously reported for these line items.

AVERAGE BALANCE SHEET AND INTEREST RATES

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for the year ended 31 December 2010, the nine months ended 31 December 2009 and the year ended 31 March 2009. Rates for the nine month period have been annualised. The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group. The explanation of the underlying business trends in the Group's net interest margin, after adjusting for the impact of IFRS income classifications is explained on page 96.

	31 December 2010			31 December 2009			31 March 2009
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
	(in € millions)%			(in € millions)%			(in € millions)%
ASSETS
Loans and advances to banks
Domestic offices	5,589	43	0.8	5,619	39	0.9	5,912	201	3.4
Foreign offices	3,357	24	0.7	3,284	9	0.4	1,399	45	3.2
Loans and advances to customers(1)
Domestic offices	73,081	2,902	4.0	78,956	2,293	3.9	78,251	4,681	6.0
Foreign offices	57,935	1,626	2.8	59,440	1,349	3.0	62,654	3,452	5.5
Available for sale financial assets and NAMA Senior Bonds
Domestic offices	19,371	577	3.0	23,037	490	2.8	27,748	1,307	4.7
Foreign offices	790	7	0.9	919	8	1.2	899	28	3.1
Other financial assets at fair value through profit or loss
Domestic offices	77	—	0	53	—	—	235	—	—
Foreign offices	95	—	0	202	—	—	81	—	—
Other	—	—	—	—	—	—	—	3	—

Total interest-earning assets	160,295	5,179	3.2	171,510	4,188	3.3	177,179	9,717	5.5

Domestic offices	98,118	3,522	3.6	107,665	2,822	3.5	112,146	6,189	5.5
Foreign offices	62,177	1,657	2.7	63,845	1,366	2.9	65,033	3,528	5.4

	160,295	5,179	3.2	171,510	4,188	3.3	177,179	9,717	5.5
Allowance for impairment losses	(5,900)	—	—	(3,103)	—	—	(936)	—	—
Non interest earning assets	22,975	—	—	20,398	—	—	25,389	—	—

Total assets	177,370	5,179	2.9	188,805	4,188	3.0	201,632	9,717	4.8

Percentage of assets applicable to foreign activities	36.9%			36.0%			35.1%

(1)
Including assets held for sale to NAMA.

	31 December 2010			31 December 2009			31 March 2009
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
	(in € millions)%			(in € millions)%			(in € millions)%
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits from banks
Domestic offices	25,370	276	1.1	24,531	192	1.0	16,111	521	3.2
Foreign offices	325	10	3.1	1,803	6	0.4	989	33	3.3
Customer accounts
Domestic offices	41,570	708	1.7	42,297	372	1.2	42,254	1,221	2.9
Foreign offices	26,409	759	2.9	31,166	623	2.7	35,686	1,552	4.3
Debt securities in issue
Domestic offices	31,514	851	2.7	31,444	568	2.4	41,029	1,625	4.0
Foreign offices	5,673	44	0.8	9,116	86	1.3	16,567	672	4.1
Subordinated liabilities
Domestic offices	3,840	225	5.9	3,146	97	4.2	4,665	196	4.2
Foreign offices	868	87	10.0	3,373	65	2.6	3,424	227	6.6

Total interest bearing liabilities	135,569	2,960	2.2	146,876	2,009	1.8	160,725	6,047	3.8

Domestic offices	102,294	2,060	2.0	101,418	1,229	1.6	104,059	3,563	3.4
Foreign offices	33,275	900	2.7	45,458	780	2.3	56,666	2,484	4.4
Other	—	—		—	—	—	—	—	—

	135,569	2,960	2.2	146,876	2,009	1.8	160,725	6,047	3.8

Current accounts	9,564	—	—	9,332	—	—	10,137	—	—
Other non interest bearing liabilities	25,003	—	—	24,855	—	—	24,772	—	—
Stockholders' equity	7,234	—	—	7,742	—	—	5,998	—	—

Total liabilities and stockholders' equity	177,370	2,960	1.7	188,805	2,009	1.4	201,632	6,047	3.0

Percentage of liabilities applicable to foreign activities	16.9%			22.6%			28.9%

Certain lines above have been adjusted to correct for inter-jurisdictional funding items that arise through normal business activities, to give a more meaningful picture of the Group's domestic and foreign activities.

The balance sheets of the life assurance companies have been consolidated and are reflected under 'non interest earning assets' and 'other non interest bearing liabilities'.

Change in Net Interest Income—Volume and Rate Analysis

The following table allocates changes in net interest income between volume and rate for the year ended 31 December 2010 compared to the nine months ended 31 December 2009 and the nine months ended 31 December 2010 compared to the year ended 31 March 2009. Volume and rate variances have been calculated based on movements in average balances over the period and changes in average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated rateably to volume and rate.

	Year ended 31 December 2010			9 months ended 31 December 2009
	Increase/(Decrease) due to change in
	Average Volume €m	Average Rate €m	Net Change €m	Average Volume €m	Average Rate €m	Net Change €m
INTEREST EARNING ASSETS
Loans to and advances to banks
Domestic offices	—	4	4	(9)	(153)	(162)
Foreign offices	—	15	15	28	(64)	(36)
Loans and advances to customers
Domestic offices	(155)	764	609	42	(2,430)	(2,388)
Foreign offices	(33)	310	277	(169)	(1,934)	(2,103)
Available for sale financial assets
Domestic offices	(57)	144	87	(193)	(624)	(817)
Foreign offices	(1)	—	(1)	1	(21)	(20)
Other financial assets at fair value through profit or loss
Domestic offices	—	—	—	—	—	—
Foreign offices	—	—	—	—	—	—
Other	—	—	—	—	(3)	(3)

Total interest income	(246)	1,237	991	(300)	(5,229)	(5,529)

INTEREST BEARING LIABILITIES
Deposits from banks
Domestic offices	7	77	84	188	(517)	(329)
Foreign offices	—	4	4	16	(43)	(27)
Customer accounts
Domestic offices	(6)	342	336	1	(850)	(849)
Foreign offices	(73)	209	136	(176)	(753)	(929)
Debt securities in issue
Domestic offices	1	282	283	(318)	(739)	(1,057)
Foreign offices	(29)	(13)	(42)	(216)	(370)	(586)
Subordinated liabilities
Domestic offices	25	103	128	(55)	(44)	(99)
Foreign offices	(5)	27	22	(3)	(159)	(162)
Other				—	—	—

Total interest expense	(80)	1,031	951	(563)	(3,475)	(4,038)

Total change in net interest income	(166)	206	40	263	(1,754)	(1,491)

 DESCRIPTION OF ASSETS AND LIABILITIES

The following sections provide information relating to the assets and liabilities of the Bank of Ireland Group.

Assets

Loan Portfolio

At 31 December 2010 and 31 December 2009, the Group considered that the land and development loans and certain associated loans which were expected to be transferred to NAMA, met the criteria for classification as assets held for sale. Thus, the relevant loans and advances to customers, derivatives and accrued interest have been classified as assets held for sale at 31 December 2010 and 31 December 2009. The assets classified as assets held for sale to NAMA continue to be measured on the same basis as prior to their classification as assets held for sale. In particular, loans and advances to customers continue to be measured at amortised cost less any incurred impairment losses. In accordance with accounting standards, de-recognition of these assets held for sale occurs when substantially all the risks and rewards of ownership have been transferred to NAMA. This only occurs on a phased basis as ownership of each tranche is legally transferred to NAMA. Further information is outlined in the Supervision and Regulation section on pages 62 to 63.

Loan Composition—Loans and advances to customers & loans held for sale to NAMA

For an analysis of the asset quality of the Group's loans and advances to customers, see pages F-186 to F-191 and for an analysis of the Group's loans held for sale to NAMA, see pages F-191 to F-196.

The Bank of Ireland Group's loan portfolio comprises of loans to customers (including overdrafts) and installment credit and finance lease receivables.

The Group provides mortgage loans for house purchases as well as home improvement loans and secured personal loans to existing mortgage customers. The Group has a wide range of home mortgage loan products including amortising, interest only and endowment loans. Interest on mortgage loans is typically at a floating rate but the Group also makes some fixed rate loans.

The Group's residential mortgage portfolio at 31 December 2010 is widely diversified by individual borrower and amounts to 50% (31 December 2009: 45%) of loans and advances to customers (pre impairment provisions).

The Group loan book comprises exposure of 21% or €25 billion (31 December 2009: 27%/€36 billion) to property and construction lending, and exposure of 12% or €14 billion (31 December 2009: 12%/ €16 billion) to business and other services.

With the exception of residential mortgages, property and construction and business and other services, the Group's exposure to credit risk from its lending activities in any individual sector or industry does not exceed 10% of loans and advances to customers.

Total loans and advances to customers

The following tables set forth the Bank of Ireland Group's total loans and advances to customers at 31 December 2010 and 2009 and at 31 March 2009, 2008 and 2007 using data prepared in accordance with IFRS.

The Risk Management note on pages F-172 to F-219 contains a description of the Group's loan loss provisioning methodology.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

	31 December 2010 €m	31 December 2009 €m	31 March 2009 €m	31 March 2008 €m	31 March 2007 €m
Ireland
Personal
— residential mortgages	28,067	28,196	27,647	26,696	24,634
— other lending	2,401	2,906	3,406	6,589	6,146
Property and construction	11,761	19,472	19,358	20,313	16,305
Business and other services	9,660	11,983	10,782	9,032	6,284
Manufacturing	3,806	4,511	6,049	5,727	5,446
Distribution	3,897	4,463	3,343	3,726	3,305
Transport	1,225	778	935	1,860	1,829
Financial	1,758	1,088	1,919	1,720	2,381
Agriculture	1,609	1,726	1,954	1,379	1,300
Energy	1,454	1,438	2,555	1,131	889

Total Ireland	65,638	76,561	77,948	78,173	68,519

United Kingdom & Other
Personal
— residential mortgages	32,199	32,274	31,241	34,065	35,055
— other lending	1,298	1,434	2,231	2,820	2,808
Property and construction	13,501	16,038	14,597	15,283	13,390
Business and other services	4,461	3,627	6,032	3,016	2,956
Manufacturing	1,581	1,744	1,740	1,362	1,229
Distribution	758	525	795	572	520
Transport	324	618	319	379	319
Financial	310	1,354	349	439	492
Agriculture	161	388	57	113	105
Energy	69	108	212	112	83

Total United Kingdom & Other	54,662	58,110	57,573	58,161	56,957

Gross loans and advances to customers	120,300	134,671	135,521	136,334	125,476
Allowance for loan losses	(5,050)	(5,775)	(1,781)	(596)	(428)

Total including loans held for sale to NAMA	115,250	128,896	133,740	135,738	125,048

Total loans to customers (%)

The following table sets forth the percentage of total loans to customers represented by each category of loan at 31 December 2010, 31 December 2009 and at 31 March 2009, 2008 and 2007 using data prepared in accordance with IFRS.

	31 December 2010%	31 December 2009%	31 March 2009%	31 March 2008%	31 March 2007%
Ireland
Personal
—residential mortgages	23.3%	20.9%	20.4%	19.6%	19.6%
—other lending	2.0%	2.2%	2.5%	4.8%	4.9%
Property and construction	9.8%	14.5%	14.3%	14.9%	13.0%
Business and other services	8.0%	8.9%	8.0%	6.6%	5.0%
Manufacturing	3.2%	3.3%	4.5%	4.2%	4.4%
Distribution	3.3%	3.3%	2.5%	2.7%	2.6%
Transport	1.0%	0.6%	0.7%	1.4%	1.5%
Financial	1.5%	0.8%	1.4%	1.3%	1.9%
Agriculture	1.3%	1.3%	1.4%	1.0%	1.0%
Energy	1.2%	1.1%	1.8%	0.8%	0.7%

Total Ireland	54.6%	56.9%	57.5%	57.3%	54.6%

United Kingdom & Other
Personal
—residential mortgages	26.8%	24.0%	23.1%	25.0%	27.9%
—other lending	1.1%	1.0%	1.6%	2.1%	2.2%
Property and construction	11.2%	11.9%	10.8%	11.2%	10.7%
Business and other services	3.7%	2.7%	4.5%	2.2%	2.4%
Manufacturing	1.3%	1.3%	1.2%	1.0%	1.0%
Distribution	0.6%	0.4%	0.6%	0.4%	0.4%
Transport	0.3%	0.4%	0.2%	0.3%	0.2%
Financial	0.2%	1.0%	0.3%	0.3%	0.4%
Agriculture	0.1%	0.3%	0.0%	0.1%	0.1%
Energy	0.1%	0.1%	0.2%	0.1%	0.1%

Total United Kingdom & Other	45.4%	43.1%	42.5%	42.7%	45.4%

Group total loan portfolio	100.0%	100.0%	100.0%	100.0%	100.0%

Analysis of Loans to Customers by Maturity and Interest Rate Sensitivity

The following tables analyse loans by maturity and interest rate sensitivity. Overdrafts, which represent a significant proportion of the portfolio, are classified as repayable within one year. Approximately 12% of the Bank of Ireland Group's loan portfolio at 31 December 2010 was provided on a fixed rate basis. Fixed-rate loans are defined as those loans for which the interest rate is fixed for the full life of the loan. Variable-rate loans include some loans for which the interest rate is fixed for an initial period (e.g. some residential mortgages) but not for the full life of the loan. The interest rate exposure is managed by Global Markets within agreed policy parameters. See Item 11 "Quantitative and Qualitative Disclosures about Market Risk".

	As at 31 December 2010
	Within 1 year €m	After 1 year but within 5 years €m	After 5 years €m	Total €m
Ireland	11,410	17,642	36,586	65,638
United Kingdom & Other	10,740	15,426	28,496	54,662

Total loans by maturity	22,150	33,068	65,082	120,300

Fixed rate	6,613	4,938	3,122	14,673
Variable rate	15,537	28,130	61,960	105,627

Total loans by maturity	22,150	33,068	65,082	120,300

The following table sets forth an analysis of loans by maturity within each classification as at 31 December 2010.

	As at 31 December 2010
	Within 1 year €m	After 1 year but within 5 years €m	After 5 years €m	Total €m
Ireland
Personal
—residential mortgages	1,068	4,196	22,803	28,067
—other lending	1,530	516	355	2,401
Property and construction	4,003	3,433	4,325	11,761
Business and other services	1,978	3,178	4,504	9,660
Manufacturing	713	2,285	808	3,806
Distribution	1,033	1,428	1,436	3,897
Transport	109	569	547	1,225
Financial	402	1,034	322	1,758
Agriculture	464	549	596	1,609
Energy	110	454	890	1,454

Total Ireland	11,410	17,642	36,586	65,638

United Kingdom & Other
Personal
—residential mortgages	1,788	6,630	23,781	32,199
—other lending	850	447	1	1,298
Property and construction	6,224	4,611	2,666	13,501
Business and other services	1,051	1,788	1,622	4,461
Manufacturing	452	936	193	1,581
Distribution	120	568	70	758
Transport	57	234	33	324
Financial	88	104	118	310
Agriculture	88	61	12	161
Energy	22	47	0	69

Total UK & Other	10,740	15,426	28,496	54,662

Group total loan portfolio	22,150	33,068	65,082	120,300

Movement in the allowances for loan losses

An analysis of the Group's impairment provisions at 31 December 2010 is set out on page F-86.

Impaired loans decreased from €13,351 million at 31 December 2009 to €11,384 million at 31 December 2010, or from 991bps to 946bps of total loans.

Total balance sheet provisions against loans and advances to customers were €5,050 million at 31 December 2010 compared to €5,775 million at 31 December, 2009. Impairment provisions as a percentage of total loans were 420bps (31 December 2009: 429 bps), the ratio being 120bps (31 December 2009: 59bps) for the Group mortgage book and 720bps (31 December 2009: 730 bps) for non-mortgage lending.

Impairment provisions as a percentage of impaired loans (the coverage ratio) is 44% at 31 December 2010, which compares to 43% at 31 December 2009.

The following table presents information regarding the movement in the allowance for loan losses for the year ended 31 December 2010, the nine months ended 31 December 2009 and for each of the three years ended 31 March 2009, 2008 and 2007 using data prepared in accordance with IFRS.

	Year ended 31 December 2010 €m	9 months to 31 December 2009 €m	Year ended 31 March 2009 €m	Year ended 31 March 2008 €m	Year ended 31 March 2007 €m
Allowance at beginning of period	5,775.0	1,781.0	596.1	428.1	359.0
Total allowance	5,775.0	1,781.0	596.1	428.1	359.0
Exchange and other adjustments	28.5	47.7	4.4	(29.1)	(0.6)
Other Movements	(2,141.4)	33.4	(18.5)	—	—
Recovery of amounts previously charged off:
Ireland	(3.2)	0.9	3.4	10.1	16.8
United Kingdom	8.4	2.3	4.9	3.2	2.2

Total recovery of amounts previously charged off	5.2	3.2	8.3	13.3	19.0

Amounts charged off:
Ireland	(566.1)	(54.9)	(197.4)	(30.0)	(27.5)
United Kingdom	(167.8)	(90.3)	(47.3)	(12.7)	(25.2)

Total amounts charged off	(733.9)	(145.2)	(244.7)	(42.7)	(52.7)

Provision for impairment losses charged to income:
Ireland	1,594.2	2,986.5	1,050.5	171.3	77.4
United Kingdom	522.2	1,068.4	384.9	55.2	26.0

	2,116.4	4,054.9	1,435.4	226.5	103.4
Impairment loss write back	—	—	—	—	—

Allowance at end of period	5,049.8	5,775.0	1,781.0	596.1	428.1

Total allowance	5,049.8	5,775.0	1,781.0	596.1	428.1

The total allowance at 31 December 2010 and 2009 is split as follows:
Loans and advances to customers	4,974.4	2,997.0	—	—	—
Loans held for sale to NAMA	75.4	2,778.0	—	—	—

Total allowance	5,049.8	5,775.0	—	—	—

Provisions and allowances for loan losses (%)

The following table presents additional information regarding provisions and allowances for loan losses for the year ended 31 December 2010, the nine months ended 31 December 2009 and for each of the three years ended 31 March 2009, 2008 and 2007 using data prepared in accordance with IFRS.

	Year ended 31 December 2010%	9 months to 31 December 2009%		Year ended 31 March 2009%	Year ended 31 March 2008%	Year ended 31 March 2007%
Allowance at end of year as a percentage of total loans to customers at end of year:
Ireland	5.41	5.61		1.69	0.64	0.50
United Kingdom	2.74	2.55		0.80	0.15	0.14

Total	4.20	4.29		1.31	0.44	0.34

Specific	3.52	3.42		0.90	0.32	0.23
IBNR	0.67	0.86		0.41	0.12	0.11

Total	4.20	4.29		1.31	0.44	0.34

Allowance at end of year as a percentage of impaired loans at end of year
Ireland	45.54	42.17		31.84	63.72	63.56
United Kingdom	41.80	46.76		39.15	32.65	60.53

Total	44.36	43.26		33.45	56.16	62.97

Average loans to customers(1) (€m)	131,016	138,396		140,905	134,269	115,717

Provisions charged to income as a percentage of average loans to customers:
Specific	1.86	3.34		0.75	0.14	0.09
IBNR	(0.24)	0.57		0.27	0.03	—

Total	1.62	3.91		1.02	0.17	0.09

Net loans charged off as a percentage of average loans to customers	0.56	0.14	*	0.17	0.02	0.03

(1)
Average loans include average interest earning and non-interest earning loans.

*
Annualised.

Loans charged off

The following table provides information regarding loans charged off for the year ended 31 December 2010, the nine months ended 31 December 2009 and for each of the three years ended 31 March 2009, 2008 and 2007 using data prepared in accordance with IFRS.

	Year ended 31 December 2010 €m	9 months to 31 December 2009 €m	Year ended 31 March 2009 €m	Year ended 31 March 2008 €m	Year ended 31 March 2007 €m
Ireland
Agriculture	7.0	0.1	2.1	0.9	1.3
Energy	0.2	—	—	—	—
Manufacturing	140.3	0.4	2.8	2.4	1.5
Property and construction	124.9	0.7	0.8	2.4	0.9
Distribution	40.0	7.1	1.3	1.1	0.7
Transport	16.9	—	—	—	—
Financial	22.2	—	—	—	—
Business and Other Services	41.8	5.0	113.1	14.0	6.6
Personal
—residential mortgages	7.0	—	0.1	0.1	—
—other lending	165.8	41.6	77.2	9.1	16.5

	566.1	54.9	197.4	30.0	27.5

United Kingdom
Agriculture	0.9	—	0.1	0.1	—
Manufacturing	0.9	0.3	3.3	0.5	1.0
Property and construction	74.8	—	14.3	1.0	0.3
Distribution	0.2	6.5	2.7	0.2	0.2
Transport	0.5	—	—	—	—
Financial	9.3	—	—	—	—
Business and Other Services	7.6	19.6	8.5	1.1	8.9
Commercial mortgages	—	—	—	—	—
Personal
—residential mortgages	36.7	29.4	9.6	2.9	2.2
—other lending	36.9	34.5	8.8	6.9	12.6

	167.8	90.3	47.3	12.7	25.2

Group total	733.9	145.2	244.7	42.7	52.7

Recoveries of loans previously charged off

The following table presents an analysis of the Group's recoveries of loans previously charged off for the year ended 31 December 2010, the nine months ended 31 December 2009 and for each of the three years ended 31 March 2009, 2008 and 2007 using data prepared in accordance with IFRS.

	Year ended 31 December 2010 €m	9 months to 31 December 2009 €m	Year ended 31 March 2009 €m	Year ended 31 March 2008 €m	Year ended 31 March 2007 €m
Ireland
Agriculture	(0.2)	—	—	0.4	0.8
Manufacturing	—	—	—	—	0.3
Property and construction	(1.6)	—	—	—	0.5
Distribution	(0.1)	—	—	0.1	0.7
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	(0.8)	0.7	1.4	4.9	2.6
Personal
—residential mortgages	(1.1)	—	—	—	—
—other lending	0.6	0.2	2.0	4.7	11.9

	(3.2)	0.9	3.4	10.1	16.8

United Kingdom
Agriculture	—	—	—	—	—
Manufacturing	—	—	—	—	—
Property and construction	—	—	0.9	—	—
Distribution	—	—	—	—	—
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Business and Other Services	2.4	0.4	—	—	—
Commercial mortgages	—	—	—	—	—
Personal
—residential mortgages	2.2	0.3	4.0	2.2	0.9
—other lending	3.8	1.6	—	1.0	1.3

	8.4	2.3	4.9	3.2	2.2

Group total	5.2	3.2	8.3	13.3	19.0

Analysis of allowances for loan losses by sector

The following table presents an analysis of allowances for loan losses at 31 December 2010, 31 December 2009 and at 31 March, 2009, 2008 and 2007, using data prepared in accordance with IFRS.

	31 December 2010 €m	31 December 2009 €m	31 March 2009 €m	31 March 2008 €m	31 March 2007 €m
Ireland
Agriculture	42.8	29.8	14.0	10.6	11.0
Energy	7.5	10.3	10.7	0.2	—
Manufacturing	153.7	247.7	52.5	20.5	32.0
Property and construction	1,395.5	2,207.5	371.0	46.0	11.5
Distribution	265.7	163.9	30.0	20.4	16.2
Transport	48.0	—	—	—	—
Financial	10.2	—	—	—	—
Business and Other Services	491.3	406.7	174.0	125.0	86.9
Personal
—residential mortgages	377.0	133.2	49.3	0.0	0.3
—other lending	223.3	271.7	195.0	136.0	82.6

	3,015.0	3,470.8	896.5	358.7	240.5

United Kingdom
Agriculture	1.6	0.1	0.6	0.3	0.4
Manufacturing	40.1	1.8	1.5	2.2	1.4
Property and construction	890.5	969.9	221.9	16.5	13.0
Distribution	23.3	14.7	13.9	11.2	3.7
Transport	0.6	—	—	—	—
Financial	15.3	—	—	—	—
Business and Other Services	149.4	86.6	16.5	11.3	4.2
Commercial mortgages	—	—	—	—	—
Personal
—residential mortgages	63.2	34.1	26.2	5.5	8.1
—other lending	39.7	33.9	40.7	20.6	14.6

	1,223.7	1,141.1	321.3	67.6	45.4

Total specific allowance	4,238.7	4,611.9	1,217.8	426.3	285.9

Total IBNR allowance	811.1	1,163.1	563.2	169.8	142.2

Total group allowance	5,049.8	5,775.0	1,781.0	596.1	428.1

Loan losses as a percentage of total loans

The following table presents an analysis of allowances for loan losses as a percentage of total loans at 31 December 2010 and 2009 and at 31 March 2009, 2008 and 2007 using data prepared in accordance with IFRS.

	31 December 2010%	31 December 2009%	31 March 2009%	31 March 2008%	31 March 2007%
Ireland
Agriculture	2.66	1.73	0.73	0.77	0.85
Energy	0.52	0.72	0.42	0.02	—
Manufacturing	4.04	5.49	0.87	0.35	0.58
Property and construction	11.87	11.34	1.92	0.23	0.07
Distribution	6.82	3.67	0.90	0.55	0.49
Transport	3.92	—	—	—	—
Financial	0.58	—	—	—	—
Business and other services	5.08	3.39	1.61	1.37	1.37
Personal
—residential mortgages	1.34	0.47	0.18	—	0.03
—other lending	9.30	9.35	5.73	2.06	1.34

	4.59	4.53	1.15	0.46	0.36

United Kingdom
Agriculture	1.01	0.04	1.05	0.27	0.38
Energy	—	—	0.05	—	—
Manufacturing	2.54	0.10	0.09	—	0.12
Property and construction	6.60	6.05	1.52	0.18	0.13
Distribution	3.08	2.80	1.75	0.11	0.71
Transport	0.18	—	—	1.98	—
Financial	4.95	—	—	—	—
Business and Other Services	3.35	2.39	0.27	—	0.14
Commercial mortgages	—	—	—	0.39	—
Personal
—residential mortgages	0.20	0.11	0.08	0.02	0.02
—other lending	3.06	2.37	1.82	0.73	0.50

	2.24	1.96	0.56	0.12	0.08

Total specific allowance	3.52	3.42	0.90	0.31	0.23

Total IBNR allowance	0.67	0.87	0.41	0.12	0.11

Total group allowance	4.20	4.29	1.31	0.44	0.34

Risk elements in lending

The US Securities and Exchange Commission ("SEC") requires potential credit risk elements in lending to be analysed as (i) loans accounted for on a non-accrual basis; (ii) accruing loans which are contractually past due 90 days or more as to principal or interest payments; (iii) loans not included in (i) or (ii) which are "troubled debt restructurings" as defined in Statement of Financial Accounting Standards No. 15 "Accounting by Debtors and Creditors for Troubled Debt Restructurings", and (iv) potential problem loans not included in (i), (ii) or (iii).

These categories reflect US financial reporting practices which differ from those used by the Bank of Ireland Group. See Item 11 "Quantitative and Qualitative Disclosures about Market Risk—Loan Loss Provisioning".

The amount of loans set out below do not give effect to available security and are before the deduction of specific provisions, which would have been so reported had the Commission's classifications been employed. The category of non-accrual loans includes those loans on which interest continues to be accrued but against which specific provisions have been made.

The table below details the information using data prepared in accordance with IFRS for the year ended 31 December 2010, the nine months ended 31 December 2009 and for each of the three years ended 31 March 2009, 2008 and 2007.

	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m	Year ended 31 March 2008 €m	Year ended 31 March 2007 €m
Loans accounted for on a non-accrual basis
Ireland(1)	6,934	8,490	2,984	549	402
United Kingdom(1)	2,719	2,446	838	133	89

Total	9,653	10,936	3,822	682	491

Accruing loans which are contractually past due 90 days or more as to principal or interest(2)
Ireland	862	1,692	1,159	255	144
United Kingdom	869	722	341	125	44

Total	1,731	2,414	1,500	380	188

Home Mortgage Loans—Accruing loans which are contractually past due 90 days or more as to principal or interest(3)
Ireland	760	699	430	198	136
United Kingdom	711	661	516	194	153

Total	1,471	1,360	946	392	289

Total risk elements in lending	12,855	14,710	6,268	1,454	968

Restructured loans not included above	115	189	71	—	—

(1)
Includes loans in Ireland and the UK where interest is accrued but provision has been made. The loans on which no interest is accrued amounted to €554 million at 31 December 2010, (31 December 2009: €3,342 million, 31 March 2009: €1,194 million, 31 March 2008: €358 million and 31 March 2007: €224 million) and the provisions thereon amounted to €383 million at 31 December 2010 (31 December 2009: €1,299 million, 31 March 2009: €369 million, 31 March 2008: €199 million and 31 March 2007: €125 million).

(2)
Overdrafts generally have no fixed repayment schedule and are not included in this category.

(3)
Includes Home Mortgage Loans in Ireland and the UK (31 December 2010: €760 million in Ireland and €711 million in the UK) which are secured and, typically in the UK, where the original loan to value ratio exceeds 75%, benefit from mortgage indemnity insurance.

The Bank of Ireland Group generally expects that loans, where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with loan repayment terms, would be included under its definition of non-accrual loans and would therefore have been reported in the above table.

It is not normal practice for banks in Ireland or the UK to take property onto their books in settlement of problem loans or to classify them as Other Real Estate Owned. Where formal insolvency procedures are entered into, the property charged to the Group is sold by the receiver, administrator or liquidator, with the proceeds received by the Group. Loans subject to insolvency proceedings are included within non-performing loans in the table above, to the extent that they are not written off. This treatment is also followed for loans in Ireland and the UK which would be classified as "In-Substance Foreclosure" under US reporting practices.

Cross-Border Outstandings

Cross-border outstandings are those outstandings that create claims outside a reporting center's country unless loaned in and funded or hedged in the local currency of the borrower. They comprise loans, acceptances, interest-bearing deposits with other banks, other interest-bearing investments, leases and any other monetary assets, but exclude finance provided within the Bank of Ireland Group. The geographical and sectoral breakdown is based on the country and sector of the borrower or of the guarantor of ultimate risk.

Cross-border outstandings exceeding 1% of total assets are set forth in the following table.

	Banks and other financial institutions €m	Government and official institutions €m	Commercial and industrial and other private sector €m	Total €m	As percentage of total assets(1) %
As at 31 December 2010, United Kingdom	1,334	—	1,521	2,855	1.70%
As at 31 December 2009, United Kingdom	1,593	—	1,104	2,697	1.49%
As at 31 March 2009, United Kingdom	2,032	—	1,675	3,707	1.91%

(1)
Assets, consisting of total assets as reported in the consolidated balance sheet plus acceptances were €167.5 billion at 31 December 2010 (€181.1 billion at 31 December 2009 and €194.1 billion at 31 March 2009).

Cross-border outstandings to borrowers in countries in which such outstandings amounted to between 0.75% and 1.0% of total assets in aggregate were nil at 31 December 2010, nil at 31 December 2009 and €1,508 million at 31 March 2009. In December 2010 there were no such cross border outstandings (December 2009: nil, March 2009: Sweden).

Debt Securities

The following table shows the book value of Bank of Ireland Group's debt securities at 31 December 2010, 31 December 2009 and 31 March 2009.

	31 December 2010 €m	31 December 2009 €m	31 March 2009 €m
Irish Government	3,131	1,026	1,795
Other European government	605	29	2,368
US Treasury and US government agencies	—	—	11
Mortgage backed obligations	—	—	—
Collateralised Mortgage Obligations	473	530	846
Corporate bonds	10,875	18,741	24,262
Other securities	442	558	1,029

	15,526	20,884	30,311

The market value of Bank of Ireland Group's Irish Government securities (the book value of which exceeded 10% of stockholders' equity) at 31 December 2010 was €3.1 billion (31 December 2009: €1.0 billion, 31 March 2009: €1.8 billion).

The following table categorises the Group's available for sale debt securities by maturity and weighted average yield at 31 December 2010.

	At 31 December 2010
	Less than 1 year		More than 1 year less than 5 years		More than 5 Years less than 10 years		After 10 years
	Market Value	Weighted Average Percent Yield	Market Value	Weighted Average Percent Yield	Market Value	Weighted Average Percent Yield	Market Value	Weighted Average Percent Yield
	(in € millions, except percentages)
Irish government	263	2.9%	1,806	4.8%	1,062	6.2%	—	—
Other European government	553	0.6%	21	1.6%	31	4.7%	—	—
US Treasury & US government agencies	—	—	—	—	—	—	—	—
Mortgage backed obligations	—	—	—	—	—	—	—	—
Collateralised mortgage obligations	77	2.5%	277	1.4%	91	1.4%	28	3.3%
Corporate bonds	3,677	2.6%	5,424	2.9%	1,480	4.4%	294	4.8%
Other	110	1.0%	196	1.2%	24	1.5%	112	0.2%

Total market value	4,680		7,724		2,688		434

Maturity is remaining contractual maturity except for mortgage-backed securities where maturity has been calculated on an expected duration basis. The weighted average yield for each range of maturities is calculated by dividing the annual interest income prevailing at the balance sheet date by the book value of securities held at that date.

The figures included in the table above are net of impairment charges of €168 million in the year ended 31 December 2010 (nine months ended 31 December, 2009 €2 million).

Loans and Advances to Banks

The Group places funds with other banks for a number of reasons, including liquidity management, the facilitation of international money transfers and the conduct of documentary credit business with correspondent banks.

Limits on the aggregate amount of placings that may be made with individual institutions are established in accordance with Group credit policy.

The following table analyses placings with banks, based on the branches from which the placing is made for the year ended 31 December 2010, the nine months ended 31 December 2009 and the year ended

31 March 2009. Placings with banks are included in Loans and Advances to Banks in the financial statements.

	31 December 2010 €m	31 December 2009 €m	31 March 2009 €m
Placings with banks repayable within 30 days:
Domestic	4,531	4,021	5,978
Foreign	2,245	39	1,031

Total	6,776	4,060	7,009

Placings with banks repayable beyond 30 days:
Domestic	608	923	867
Foreign	74	48	10

Total	682	971	877

Total	7,458	5,031	7,886

LIABILITIES

Deposits

The following table analyses average deposits by customers based on the location of the branches in which the deposits are recorded for the year ended 31 December 2010, the nine months ended 31 December 2009 the year ended 31 March 2009.

	31 December 2010 €m	31 December 2009 €m	31 March 2009 €m
Branches in Ireland	51,089	51,612	51,245
Branches outside Ireland	26,454	31,183	36,832

Total	77,543	82,795	88,077

	Average Interest Rate during Year ended 31 December 2010%	Year ended 31 December 2010 €m	Average Interest Rate during 9 months ended 31 December 2009%	9 months ended 31 December 2009 €m	Average Interest Rate during Year ended 31 March 2009%	Year ended 31 March 2009 €m
Branches in Ireland
Current accounts:
Interest bearing	0.1	2,203	0.2	864	3.2	1,603
Non-interest bearing	—	9,519	—	9,315	—	8,991
Deposit accounts:
Demand	0.6	17,799	0.3	18,253	1.8	16,020
Time	1.9	21,568	1.9	23,180	3.5	24,631
Other deposits	—	—	—	—	—	—

Total branches in Ireland		51,089		51,612		51,245

Branches outside Ireland
Current accounts:
Interest bearing	1.1	4,023	0.5	2,387	4.3	2,050
Non-interest bearing		45	—	17	—	1,146
Deposit accounts:
Demand	0.8	12,235	0.7	13,908	4.0	14,488
Time	3.8	10,151	4.9	14,871	4.5	19,148
Other Deposits	—	—	—	—	—	—

Total branches outside Ireland		26,454		31,183		36,832

Total		77,543		82,795		88,077

Rates for the nine month period are annualised. The interest rates shown above exclude the cost of the ELG Scheme which is included within interest expense in the consolidated income statement (see note 4 to the consolidated financial statements).

Current accounts are checking accounts raised through the Group's branch network and in Ireland are primarily non-interest bearing.

Demand deposits bear interest at rates which vary from time to time in line with movements in market rates and according to size criteria. Such accounts are not subject to withdrawal by check or similar instrument and have no fixed maturity dates.

Time deposits are generally larger and bear higher rates of interest than demand deposits but have predetermined maturity dates.

The following table shows details of the Group's large time deposits and certificates of deposit (US$100,000 and over or the equivalent in other currencies) by time remaining until maturity.

	At 31 December 2010
	0-3 months €m	3-6 months €m	6-12 months €m	Over 12 months €m
Time deposits
Domestic branches	8,687	1,716	1,859	1,066
Foreign branches	1,878	679	1,193	704
Certificates of deposit
Domestic branches	280	1	—	8
Foreign branches	100	58	6	—

	10,945	2,454	3,058	1,778

Non-resident deposits held in domestic branches at 31 December 2010 accounted for approximately 3% of total deposits.

Return on Equity and Assets

Please see Table 2 in "Selected Consolidated Financial Data" on page 9 for further details.

Short-Term Borrowings

The following table shows details of short term borrowings of the Group for the year ended 31 December 2010, the nine months ended 31 December 2009 and the year ended 31 March 2009.

	Year ended 31 December 2010	9 months ended 31 December 2009	Year ended 31 March 2009
	(in € millions, except percentages)
Debt securities in issue
End of year outstandings	28,693	43,144	45,133
Highest month-end balance	45,274	43,144	64,276
Average balance	37,187	40,560	57,596
Average rate of interest
At year end	1.7%	1.6%	2.0%
During year	2.2%	1.5%	3.8%
Deposits by banks
End of year outstandings	5,097	4,909	9,305
Highest month end balance	6,747	10,199	14,821
Average balance	4,299	8,354	11,160
Average rate of interest
At year end	1.9%	0.7%	1.6%
During year	1.1%	0.8%	3.2%
Repurchase agreements
End of year outstandings	35,978	12,994	19,509
Highest month end balance	35,978	27,144	19,509
Average balance	21,396	17,980	5,940
Average rate of interest
At year end	1.3%	0.9%	1.3%
During year	1.0%	0.8%	3.4%

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

Item 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The strategic direction of the Group is provided by the Court of Directors (the "Court") which comprises executive and non-executive Directors. Management is delegated to certain officers and committees of the Court. The table below details the roles held by members of the Court of Directors, the years in which they were appointed a Director and, in the case of Executive Directors, the year of their appointment to their present position in square brackets. This information is correct as at 16 June 2011.

Name	Age	Position held	Year appointed a Director
Directors
Patrick Molloy	73	Governor	2009
Patrick O'Sullivan	62	Deputy Governor	2009
Richie Boucher [2009]	52	Group Chief Executive	2006
John O'Donovan [2001]	59	Group Chief Financial Officer	2002
Rose Hynes	53	Non-Executive Director	2007
Jerome Kennedy	62	Non-Executive Director	2007
Tom Considine	66	Non-Executive Director	2009
Joe Walsh	68	Non-Executive Director	2009
Patrick Kennedy	42	Non-Executive Director	2010
Executive Officers
Des Crowley	51	Chief Executive Officer—Retail (Ireland and UK)
Denis Donovan	57	Chief Executive, Capital Markets
Julie Sharp	45	Head of Group HR
Helen Nolan	53	Group Secretary
Peter Morris	54	Chief Governance Risk Officer
Liam McLoughlin	47	Head of Group Manufacturing
Vincent Mulvey	50	Chief Credit and Market Risk Officer

Non-Executive Officers

Patrick Molloy

Governor

Appointed to the Court in June 2009 and Governor in July 2009. He was Group CEO of the Bank from 1991—1998 and subsequently served as a Non Executive Director from 1998—2001. He has served as a Non Executive Director on the Boards of CRH plc (1997—2007); Eircom plc (1999—2001) and Waterford Wedgwood plc (2002—2009). He was Chairman of Enterprise Ireland (1998—2008) and CRH plc (2000—2007). His current Directorships are Blackrock Hospital Ltd (Chairman), Dublin Adult Learning Centre and Hugh Lane Gallery Trust (Chairman).

(Age 73)

Patrick O'Sullivan BBS, MsC, FCA

Deputy Governor and Senior Independent Director

Appointed to the Court in July 2009. Previously Vice Chairman, Chief Growth Officer and Group Finance Director of Zurich Financial Services; Chief Executive Officer, Eagle Star Insurance (London); Chief Operating Officer, Barclays De Zoete Wedd Holdings (London); Managing Director, Financial Guaranty Insurance Co. (part of GE Capital) (London & New York); Executive Director, Goldman Sachs International (London) and General Manager, Bank of America Futures (London). He is currently Non Executive Director of Man Group plc, Cofra Holding AG and Chairman of Old Mutual plc.

(Age 62)

Executive Directors

Richie Boucher

Group Chief Executive

Appointed to the Court in October 2006 and appointed Group Chief Executive in February 2009. Director of Bank of Ireland (UK) plc from March 2010 to March 2011. Joined the Group as Chief Executive, Corporate Banking in December 2003 from Royal Bank of Scotland. He was appointed Chief Executive, Retail Financial Services Ireland in January 2006. He is a past President of the Institute of Bankers in Ireland (2008) and of the Irish Banking Federation (2006).

(Age 52)

John O'Donovan B Comm, F.C.A.

Group Chief Financial Officer

Joined the Group in 2001 as Group Chief Financial Officer. Appointed to the Court in 2002. Formerly Group Finance Director/Company Secretary of Aer Lingus Group plc.

(Age 59)

Non-Executive Directors

Tom Considine BA, F.C.C.A.

Appointed to the Court in January 2009. Appointed Chairman of the Court Risk Committee in August 2009. President of the Institute of Public Administration and a member of the Forum of the Economic & Social Research Institute. Former Secretary General of the Department of Finance and former member of the Advisory Committee of the National Treasury Management Agency. Former Board member of the Central Bank and Financial Services Authority of Ireland and former member of the Council of the Economic & Social Research Institute.

(Age 66)

Rose Hynes BCL, AITI, Solr

Appointed to the Court in 2007. Appointed as Chairman of the Group Remuneration Committee in June 2010. A Solicitor by profession, she previously held senior management positions in GPA Group plc, including General Counsel and Head of Commercial. She is Chairman of Bord Gais and a Director of Total Produce plc, where she is its Senior Independent Director and chairs the Compensation Committee.

(Age 53)

Jerome Kennedy F.C.A.

Appointed to the Court in 2007. Appointed Chairman of Group Audit Committee in August 2009. Spent 24 years (1980-2004) as a Partner in KPMG providing audit and advisory services to a range of Irish companies and Irish subsidiaries of multinational groups. Managing Partner of KPMG Ireland and a Board member of KPMG Europe from 1995-2004. Director of Total Produce plc where he chairs the Audit Committee. Also Chairman of Caulfield McCarthy Group Retail and is on the Irish Board of the UCD Michael Smurfit Graduate Business School.

(Age 62)

Patrick Kennedy B Comm FCA

Appointed to the Court in July 2010. Chief Executive of Paddy Power PLC since 2006 having previously been an executive director since September 2005 and a non-executive director since March 2004. Prior to joining Paddy Power, was Chief Financial Officer of Greencore Group plc, having held a number of senior positions within the Greencore Group. Also worked with KPMG Corporate Finance both in Ireland and the Netherlands and as a strategy consultant with McKinsey and Company in London, Dublin and Amsterdam. He is also a non-executive director of Elan Corporation plc.

(Age 42)

Joe Walsh

Appointed to the Court in January 2009. Served as Minister for Agriculture from 1994–2004, having previously served as Minister for Food from 1987. He retired from the Cabinet in 2004. Chairman of Cork Racecourse (Mallow) Limited, Horse Sport Ireland , Irish Hunger Task Force and a Director of Southwestern Business Process Services Ltd.

(Age 68)

The information below is as at 16 June 2011.

Senior Independent Director

Patrick O'Sullivan

Group Audit Committee

Jerome Kennedy (Chairman)
Tom Considine
Patrick O'Sullivan

Group Remuneration Committee

Rose Hynes (Chairman)
Jerome Kennedy
Patrick Kennedy
Patrick Molloy
Joe Walsh

Group Nomination and Governance Committee

Patrick Molloy (Chairman)
Rose Hynes
Joe Walsh

Court Risk Committee

Tom Considine (Chairman)
Rose Hynes
Jerome Kennedy
Patrick Kennedy
Patrick O'Sullivan

Group Risk Policy Committee

Vincent Mulvey (Chairman)
Richie Boucher
Des Crowley
Denis Donovan
Andrew Keating
Liam McLoughlin
Peter Morris
Declan Murray
Helen Nolan
John O'Donovan
Mick Sweeney

Group Investment Committee

Richie Boucher (Chairman)
Des Crowley
Denis Donovan
Liam McLoughlin
Peter Morris
Vincent Mulvey
Helen Nolan
John O'Donovan
Julie Sharp

Terms of Office of the Directors

With the exception of those Directors appointed by the Minister for Finance, all Directors appointed between Annual General Courts are submitted to stockholders for election at the first Annual General Court following their co-option and must submit himself/herself for re-election by the stockholders at intervals of no more than three years, thereafter. The normal retirement age for Executive Directors is 60.

REMUNERATION OF DIRECTORS AND OFFICERS

Governance Structures & Subscription Agreement Obligations

The Group Remuneration Committee holds delegated responsibility for the oversight of Group-wide remuneration policy with specific reference to the Governor, Directors and senior management across the Group, and those employees whose activities have a material impact on the Group's risk profile. Changes were made to remuneration-related governance during 2010 including the formal incorporation of more explicit links between the Remuneration Committee and the Risk Committee as well as the attendance of the Chief Credit & Market Risk Officer at Remuneration Committee meetings, as required, to provide independent input, from a risk perspective, into key remuneration decisions.

The Subscription Agreement with the Irish Government (March 2009) and the Credit Institutions (Financial Support) Scheme 2008 (expired in September 2010) contain certain requirements in terms of remuneration and fees in respect of senior executives and non-executive Directors and these have been reflected in the key remuneration decisions over the past two years.

The remuneration of non-executive Directors is determined and approved by the Court. Neither the Governor nor any Director participates in decisions relating to their own remuneration.

During 2010 the Remuneration Committee received independent remuneration advice from a number of external advisers on a range of issues relating to remuneration.

Committee of European Banking Supervisors Remuneration Guidelines

The Committee of European Banking Supervisors (CEBS) Remuneration Guidelines came into effect from 1 January 2011. The Group supports their over-arching aim, namely to ensure that remuneration structures are consistent with and promote effective risk management. The Group's Risk Strategy and Appetite statement as set out on page 214 will form part of our broader CEBS-related work as we link this to our remuneration structures, practices and frameworks. Changes have already been made to remuneration governance structures in line with the new requirements. The first annual disclosure, as required under the guidelines, will take place during 2011.

Statement on Remuneration

Reflecting the external environment, the performance of the Group and the Group's obligations in relation to remuneration as set out under the Subscription Agreement (March 2009) and the Credit Institutions (Financial Support) Scheme 2008 (expired in September 2010), the Group Remuneration Committee took the following key decisions in relation to remuneration for the Group's Directors during the twelve month period ended 31 December 2010.

Executive Directors

•
Changes were made to the remuneration package of the Group Chief Executive. In April 2010 he voluntarily waived his contractual option to retire at age 55 on a pension without actuarial reduction and a new contract to this effect was put in place. This voluntary waiver is reflected in the decrease in the pension transfer value set out on page F-171 (Directors' pension benefits table). His accrued pension benefits as at 31 December 2010 also reflect a lower rate of accrual from May 2009 to December 2010 as a result of the waiver, as set out on page F-171 (Directors' pension benefits table). In 2009 he waived a portion of his salary and this voluntary waiver has been extended until 31 December 2011.

•
The remaining Executive Directors also agreed to maintain the voluntary waiver of a minimum of 10% of their salary until 31 December 2011.

•
Executive Directors did not receive any bonus awards in respect of 2010.

•
Awards made under the 2007 Long Term Incentive Plan lapsed in 2010 resulting in the cancellation of the conditional grant of units of stock, as the performance conditions were not achieved. The Group did not make any awards under the Long Term Incentive Plan in 2010.

•
The Group did not make any awards under the Executive Stock Option Scheme in 2010. Awards made under the 2007 Executive Stock Option Scheme lapsed in 2010, resulting in the cancellation of options under this grant, as the performance conditions were not achieved.

Non-Executive Directors

•
In 2009, the Governor, Deputy Governor and all non-executive Directors agreed to reduce their salaries (in the case of the Governor and Deputy Governor) and their fees (in the case of all other non-executive Directors) by 25%. These reductions applied throughout the twelve month period ended 31 December 2010.

•
In addition, any fees payable in respect of Committee membership also reduced by 25% in 2009. These reductions also applied throughout the twelve month period ended 31 December 2010.

Group Remuneration Strategy

We are updating our remuneration strategy as part of our broader review of remuneration in line with the CEBS guidelines.

As noted above, the Group is governed by obligations in relation to remuneration as contained in the Subscription Agreement (March 2009) and the Credit Institutions (Financial Support) Scheme 2008 (expired in September 2010).

The Bank of Ireland Group's remuneration strategy is to align remuneration with the Group's strategy and business goals through providing a suite of remuneration tools directly related to:

•
Sustainable long term financial and business performance targets;

•
Risk measures, which ensure that the policies on remuneration are risk adjusted and appropriately reflect risk timeframes;

•
Capital and liquidity measures; and

•
Non-financial measures of Group-wide behaviours on leadership, customer satisfaction, regulatory compliance and employee engagement.

Performance Management

A robust performance management system and process, incorporating performance planning & review, remains critical in the current challenging environment.

The performance management approach allows the Group to align individual, business unit and divisional performance to the Group's strategic objectives through an ongoing dialogue between managers and their direct team members.

The Balanced Scorecard & Key Result Areas ('KRAs')

A Balanced Scorecard is a key document in the Performance Planning & Review process. This Balanced Scorecard approach is consistent with the new CEBS guidelines and principles. It ensures that:

•
All key deliverables and accountabilities of a role are taken into account when performance is assessed. For example, financial results, risk management, impact on customers, leadership and development of people, regulatory and compliance requirements;

•
A broad view of an individual's performance is taken, rather than focusing on one or two key areas to the detriment of others; and

•
Organisational performance is continually enhanced by measuring both results and behaviours.

The Balanced Scorecard currently contains four Key Result Areas (KRAs), each with a minimum weighting of 10%, that apply to all executive roles in the Group:

KRA 1 Credit, Regulatory & Operational Risk
KRA 2 Customer
KRA 3 Financial/Revenue/Cost/Efficiency
KRA 4 Leadership & People Development

The KRAs are agreed between the executive and his/her line manager at the beginning of the performance cycle. A formal interim review is conducted with regular informal reviews taking place at other times during 2010. A formal end of year review occurs at the end of the financial year.

Remuneration packages for Executive Directors

The total remuneration package is reviewed by the Group Remuneration Committee on an annual basis.

For the twelve month period ended 31 December 2010 the remuneration packages for Executive Directors were governed by obligations contained in the Subscription Agreement (March 2009) and the Credit Institutions (Financial Support) Scheme 2008 (expired in September 2010).

The key elements of the remuneration package in respect of the twelve month period ended 31 December 2010 were as follows:

•
Salary—Is payable monthly and is set at a level as approved under the Subscription Agreement. Salaries are reviewed annually by the Group Remuneration Committee. No salary increases were granted to any Executive Director in 2010. Since May 2009, all Executive Directors have voluntarily waived a portion of their salary;

•
Retirement Benefits—The Executive Directors, with the exception of Denis Donovan, are members of the Bank of Ireland Staff Pensions Fund, which is a contributory scheme at the rate of 2.5% of salary. Denis Donovan is a member of the Bank of Ireland Affiliated Pension Fund (formerly known as the Bank of Ireland Asset Management Pension Scheme). That scheme is currently a non-contributory scheme but contributions will become payable from July 2011. Both the Bank of Ireland Staff Pensions Fund and the Bank of Ireland Affiliated Pension Fund are defined benefit plans.

In April 2010 the Group CEO, Richie Boucher, voluntarily waived his contractual option to retire at age 55, on a pension of approximately 59% of his salary, without actuarial reduction.

In June 2010, as a result of the Group Pensions Review, (described in detail on pageF-109) all of the Executive Directors voluntarily agreed to a series of pension benefit reductions. These changes include, where applicable:

•
a freeze on salary qualifying for pension purposes until April 2012;

•
capping of increases to salaries qualifying for pension purposes post April 2012;

•
a freeze on increases on pension in payment for up to three years post-retirement;

•
a cap on increases on pension in payment following that three year period; and

•
the payment of a 2.5% pension fund member contribution if contributions were previously lower than this amount.

The Finance Act 2006 introduced a substantial tax charge on pension assets that exceeded certain limits. Having reviewed market responses to this development and having taken actuarial advice, in May 2006 the Remuneration Committee agreed that Executive Directors be offered an option (a) to continue with unchanged pension funding arrangements or (b) to elect for a revised arrangement whereby their prospective pension fund would be limited to the value of the standard pension cap (or their personal fund threshold, if applicable) together with a taxable, non pensionable, cash allowance in lieu of the pension benefit foregone. Des Crowley, Denis Donovan and John O'Donovan received taxable cash allowances under this revised arrangement in lieu of pension foregone during 2010.

Other elements of the remuneration package for Executive Directors were as follows:

•
Performance-related bonus scheme—A decision was taken by the Group Remuneration Committee during the twelve month period ended 31 December 2010 that no bonuses would be paid to Executive Directors in respect of the twelve month period ended 31 December 2010;

•
Long Term Incentive Plan—Since 2004, the Group has operated a Long Term Incentive Plan (LTIP) for key senior executives, with stockholder approval, to align the interests of those senior executives with the interests of stockholders. No grants have been made under this plan since 2008. Under the LTIP, which is described in more detail in note 46 on pages F-121 and F-122, conditional awards had previously been made to the Executive Directors as set out in the table on page F-170.

As set out previously, the Group did not make an award under this LTIP plan in 2010. The grant made in 2007 lapsed during 2010 due to the non achievement of the performance conditions. The remaining conditional grant (granted in 2008) is unlikely to vest and will likely lapse;

•
Stock Options—As set out previously, the Group did not make an award under this Executive Stock Option Scheme (ESOS) in 2010. The grant made in 2007 lapsed in 2010 due to the non achievement of the performance conditions. It is also likely that grants made in 2008 will lapse. All ESOS grants made in respect of the financial years ending 31 March 2002 to 31 March 2006 inclusive currently have no economic value;

•
Employee Stock Issue Scheme—The Bank operates an Employee Stock Issue Scheme under which the Court of Directors may set aside an element of Group profit before taxation for allocation to the trustees of the scheme to enable them to acquire units of ordinary stock on bahalf of the scheme participants. The amount set aside is related to overall Group performance (see note 46 on page F-119). Executive Directors participate on the same basis as staff. As the Group did not achieve profit before tax, there was no issue under the Employee Stock Issue Scheme in 2010;

•
Sharesave Scheme—In 1999, the Group established a Sharesave Scheme (SAYE Scheme) for all eligible employees. Under the SAYE Scheme the Executive Directors who participated were granted options over units of ordinary stock as set out in the table on page F-169 (see also note 46 on pages F-119 and F-120). No SAYE Scheme has been launched since the 2007 SAYE Scheme; and

•
Service contracts—No service contract exists between the Bank and any Director which provides for a notice period from the Group of greater than one year.

Group Pension Plans

The Group operates a number of pension plans in Ireland and overseas. The plans are funded and are primarily of the defined benefit type and the assets of the plans are held in separate trustee administered funds. Payments to these defined benefit funds are determined on an actuarial basis, designed to build up reserves during the working life of fulltime employees to pay the employees, or their dependants, a pension after retirement. A formal actuarial valuation is undertaken at least triennially to determine the payments to each of these defined benefit funds. At each valuation the funds' actuaries assess whether the liabilities of each fund, based on current salary levels, are fully funded on a discontinuance basis.

The total pension cost including curtailment gains for the Group in respect of the nine month period ended 31 December 2009 was a credit of €562 million of which a credit of €590 million related to the main scheme.

Interest of Management in Certain Transactions

No transaction material to the Group has been entered into in the last three fiscal years to which the Group or any of its subsidiaries was a party in which any Director or officer of the Group, any significant shareholder or any relative or spouse thereof had a direct or indirect material interest, and to the knowledge of the Group, no such transactions are presently proposed. Further details of Related Party Transactions with the Directors are outlined in note 53 to the consolidated financial statements. For information about material transactions with the NPRFC see note 48 and note 54 to the Consolidated Financial Statements. The NPRFC holds approximately 36.04% as at 16 June 2011 of the outstanding units of Ordinary Stock.

Further update on the Group's relations with the Irish Government are outlined in significant changes on page 195.

Indebtedness of Directors and Executive Officers

The aggregate amount of indebtedness of key management personnel (20 persons) and their connected persons, on normal commercial/staff terms, to the Bank of Ireland Group amounted to €14 million at 31 December 2010. The interest rates payable thereon and other terms were at prevailing market rates and terms and reflect ordinary commercial/staff transactions and do not involve more than the normal risk of collectibility or present other unfavourable features. The aggregate amount of indebtedness of key management personnel of the Group included in the above figure, on terms similar to those on which loans are made to members of staff generally, which are at interest rates more favourable than prevailing market rates, was €1.673 million at 31 December 2010. These staff loans were made in accordance with the US Sarbanes-Oxley Act and the rules thereunder, which permits these loans if the loans are made on the same basis as, and on terms no more favourable than, loans made available to employees generally. For further information refer to note 53, of the Consolidated Financial Statements

CORPORATE GOVERNANCE STATEMENT

The Court of Directors is accountable to stockholders for the overall direction and control of the Group. It is committed to high standards of governance designed to protect the interests of stockholders and all other stakeholders while promoting the highest standards of integrity, transparency and accountability.

The Court's role is to provide leadership of the Group within a framework of prudent and effective controls which enable risk to be assessed and managed. The Court sets the Group's strategic aims, ensuring that the necessary financial and human resources are in place for the Group to meet its objectives and review management performance.

In response to the stressed position in which the Group found itself, the Court initiated a fundamental review of risk governance within the Group in early 2009, supported by independent risk consultants, Oliver Wyman. All of the recommendations of the review group have been addressed or are being implemented. Increased Court oversight of risk continues to be enabled through the Court Risk Committee, whose membership is drawn exclusively from non-executive Directors, to monitor risks arising in the Group. The Court Risk Committee also assists the Court in discharging its responsibilities of ensuring that risks are properly identified, reported and assessed, properly controlled, and that strategy is informed by and aligned with the Group's risk appetite.

A key objective of the Group's governance framework is to ensure compliance with applicable legal and regulatory requirements and the UK Corporate Governance Code (the "UK Code", formerly the Combined Code). The Directors believe that the Group has complied with the provisions of the Combined Code throughout the period ended 31 December 2010, except (i) in the case of Tom Considine's membership of the Group Audit Committee and Joe Walsh's membership of the Group Remuneration Committee, as discussed below and; (ii) that the Annual General Court of the Bank held on 19 May 2010 was convened on 21 calendar days' notice, instead of 20 working days' notice. The shorter notice period for the Annual General Court (which complied with the Bye Laws) was necessary to facilitate the holding of an Extraordinary General Court (for which a shorter notice period was required) on the same day as the Annual General Court.

For the financial year beginning 1 January 2011 and thereafter, except for item (i) above, the Group is committed to ensuring compliance with the UK Code (formerly the Combined Code). The Group is also committed to ensuring compliance with the Irish Corporate Governance Annex to the UK Code issued by the Irish Stock Exchange issued on 18 December 2010 and the Central Bank's Corporate Governance Code for Credit Institutions and Insurance Undertakings (the "Irish Code").

In August 2010, the Irish Central Bank formally requested that the Group engage a suitably qualified and independent firm to conduct a review of its governance and risk management arrangements. This review formed part of the programme set out by the Central Bank in a document titled 'Banking supervision: our new approach', published on 21 June 2010.

One of the items covered was corporate governance arrangements. A Central Bank-approved top tier external advisor ('External Advisor') was appointed to carry out this review. The External Advisor presented its conclusions to the Central Bank and the Group in December 2010, which were as follows: 'BOI is broadly aligned with governance best practices. The form of BOI governance complies with best practice guidelines. We have also found no evidence that there are any major weaknesses in terms of how governance is 'lived' at BOI. Finally, when comparing BOI with benchmarks, we found its governance to be broadly in line with international banking peers, and Board effectiveness to be better.'

The External Advisor identified certain areas for possible improvements, which have been considered by the Court. The Court has either addressed or is in the process of addressing these areas on the basis of their materiality and impact.

As a result, the Group believes it has robust governance arrangements, which include a clear organisational structure with well defined, transparent and consistent lines of responsibility, effective processes to identify, manage, monitor and report the risks to which it is or might be exposed, adequate internal control mechanisms, including sound administrative and accounting procedures, IT systems and controls. The system of governance is subject to regular internal review.

The Court of Directors

At 31 December 2010, the Court consisted of 14 Directors, 10 of whom were non-executive Directors. Following the conclusion of the Annual General Court on 15 June 2011 and the retirements of Paul Haran, Dennis Holt, Heather Ann McSharry, Des Crowley and Denis Donovan, the Court consists of 9 Directors, 7 of whom are non-executive Directors.

The composition of the Court is reviewed by the Group Nomination and Governance Committee and the Court to ensure that there is an appropriate mix of skills and experience. In doing so, the Court aims to appoint non-executive Directors who have the skills and experience needed for a comprehensive understanding of the Group's activities and the risks associated with them. Specifically, the current size of the Court is driven by the Irish Code requirement that at least half the board, excluding the Chairman, should comprise independent non-executive Directors.

The Court held 11 scheduled and 16 unscheduled meetings during the year ending on 31 December 2010. Agendas and papers are circulated prior to each meeting to provide the Directors with relevant information to enable them to discharge fully their duties. The Group Secretary provides dedicated support for Directors on any matter relevant to the business on which they require advice separately from or additional to that available in the normal Court process.

The Court has the following schedule of matters specifically reserved for its decision, which is reviewed and updated regularly:

The determination of strategy;

•
Reviewing and agreeing company values with management;

•
Overseeing the management of the business, including control systems and risk management;

•
Overseeing corporate governance and succession planning;

•
Approving material acquisitions and disposals;

•
Approving capital expenditure (in excess of €40 million);

•
Approving guarantees entered into by the Group, other than in the normal course of business;

•
Approving changes in Group pension schemes; and

•
The technical approval of equity underwriting sums greater than €250 million for rights issues or initial public offerings.

At its meetings in 2010, the Court considered the implementation of Group Strategy in the context of Government support for the Group, the recapitalisation of the Group which occurred in 2010 and the evolving capital and liquidity position throughout 2010. It received and considered reports from each of the principal Court Committees and reports from the Group Secretary on relevant corporate governance matters.

Details of the number of scheduled meetings of the Court and its Committees and attendance by individual Directors are set out on page 187. The terms of reference of the Committees are reviewed annually by the relevant Committees and by the Court and are available on the Bank's website (www.bankofireland.com) or by request to the Group Secretary. The Chairman and the non-executive Directors meet at least once annually without the Executive Directors present to appraise management.

The Bank has in place Directors' and Officers' liability insurance in respect of legal actions against its Directors; however this insurance cover does not extend to fraudulent or dishonest behaviour.

Patrick J Molloy was elected to the Court at the Annual General Court held on 19 May 2010, having been co-opted to the Court on 10 June 2009.

Patrick Kennedy was co-opted to the Court on 6 July 2010. Declan McCourt and Terence Neill retired as non-executive Directors on 19 May 2010.

All of the other Directors who stood for re-election were re-elected at the Annual General Court on 19 May 2010.

At the conclusion of the Annual General Court on 15 June 2011 Paul Haran, Dennis Holt, Heather Ann McSharry, Des Crowley and Denis Donovan retired and did not offer themselves for re-election.

The Group will ensure that individual Directors of the Court have sufficient time to dedicate to their duties, having regard to the limits on the number of directorships held by any individual Director as set out in the Irish Code, within the Transitional Arrangements timeframes set out in the Irish Code.

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

The Group Chief Executive is responsible for execution of agreed strategy and holds delegated authority from the Court for the day to day management of the business. The Group Chief Executive's contract is reviewed regularly and it was reviewed during the year.

Board Balance and Independence

The Court has considered the principles relating to independence contained in the Irish Code and the Combined Code. The Court has determined that the Governor, Deputy Governor and each current non-executive Director, with the exception of Tom Considine and Joe Walsh, is independent within the meaning of the Combined Code. Tom Considine and Joe Walsh were nominated by the Minister for Finance under the terms of the Credit Institutions (Financial Support) Scheme, 2008 and are not required to stand for election or regular re-election by stockholders. They are not, therefore, considered independent by reference to the terms of the Irish Code and the Combined Code. The Court values and benefits from their judgement and the quality of their contribution to the deliberations of the Court and its Committees. Each of the Governor, Deputy Governor and all of the non-executive Directors bring independent challenge and judgement to the deliberations of the Court through their character, objectivity and integrity and all are considered independent of management in accordance with the criteria set out in the NYSE Corporate Governance Standards.

Credit Institutions (Stabilisation) Act 2010

The Credit Institutions (Stabilisation) Act 2010 (the Stabilisation Act) has given the Minister for Finance, for a period of two years, extensive powers including the power to petition the High Court to make orders regarding the affairs, assets and liabilities of certain covered financial institutions in Ireland, including the Bank. In particular, Section 48 of the Stabilisation Act imposes a duty on the Directors of the Bank to align the activities of the Bank and the duties and responsibilities of the Directors, officers and employees of the Bank, with the public interest and the other purposes of the Stabilisation Act (as set out in Section 4 of the Stabilisation Act). This duty is owed by the Directors to the Minister, on behalf of the State, and takes priority over any other duty of the Directors. For further information on the Stabilisation Act, please see note 54(a) to the Consolidated Financial Statements.

Appointments to the Court and role of Nomination and Governance Committee

The Group Nomination and Governance Committee is chaired by the Governor and its composition is fully compliant with the Irish Code and the Combined Code. The Committee is responsible for leading the process for succession to the position of Group Chief Executive and positions on the Court and overseeing the selection process for key subsidiary Board non-executive appointments and renewals.

In addition to reviewing the size and composition of the Court, the Committee is also responsible for reviewing the balance on the Court and its principal Committees and recommending the appointment of any new Directors to the Court. The Committee regularly reviews succession plans for the Court in the context of the Group's strategy and the skills, knowledge and experience of current Directors and makes appropriate recommendations to the Court. The Court is responsible for the appointment of Directors (with the exception of the two Government nominated Directors). Prior to the appointment of a Director, the Committee approves a job specification, assesses the time commitment involved and identifies the skills and experience required for the role. The recruitment process for non-executive Directors is supported by an experienced third party professional search firm which develops an appropriate pool of candidates and provides a level of independent assessment to the process. The Group then works with that firm to shortlist candidates, conduct interviews/meetings and complete comprehensive due diligence, including satisfying itself as to the candidates' independence and to assess and document its consideration of possible conflicts of interests. Appointments will not proceed where conflicts emerge which are significant to the overall work of the Board.

The Court benefits from the diverse range of skills, knowledge and experience acquired by the non-executive Directors as Directors of other companies, both national and international, or as business leaders in the public and private sectors. The effectiveness of the Court depends on ensuring the right balance of Directors with banking or financial services experience and broader commercial experience.

All newly appointed Directors are provided with a comprehensive letter of appointment detailing their responsibilities as Directors, the terms of their appointments and the expected time commitment for the role. A copy of the standard terms and conditions of appointment of non-executive Directors can be inspected during normal business hours by contacting the Group Secretary.

Directors are required to devote adequate time to the business of the Group, which includes attendance at regular briefings and meetings, preparation time for meetings and visits to business units. In addition, non-executive Directors are normally required to sit on at least one Committee of the Court, which involves the commitment of additional time. Certain non-executive Directors, such as the Deputy Governor and Committee Chairmen are required to allocate additional time in fulfilling those roles.

In addition, the Committee, with the support of the Group Secretary, monitors developments in corporate governance, assesses the implications of such developments for the Group and advises the Court accordingly. It is also charged with overseeing the Group's Corporate Responsibility Programme.

Group Audit Committee

The Group Audit Committee (GAC) comprised five non-executive Directors at 31 December 2010. Following the retirement of Paul Haran and Heather Ann McSharry at the conclusion of the Annual General Court on 15 June 2011, the GAC now comprises three non-executive Directors. The Court has determined that the Committee members' collective skills and recent and relevant financial experience enable them to discharge their responsibilities. In close liaison with the Court Risk Committee, which advises the Court in establishing the Group's risk appetite and setting standards for the Group's risk control framework, the GAC reviews the appropriateness and completeness of the system of internal control, reviews the manner and framework in which management ensures and monitors the adequacy of the nature, extent and effectiveness of internal control systems, including accounting control systems, and thereby maintains an effective system of internal control.

The Group Audit Committee has responsibility for:

•
monitoring the integrity of the financial statements;

•
assisting the Court in meeting obligations under relevant Stock Exchange listing rules and other applicable laws and regulations including the Sarbenes-Oxley Act in the United States of America;

•
overseeing all matters relating to the relationship between the Group and the External Auditors;

•
overseeing the Group Internal Audit function and its operations;

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

Court Risk Committee

The Court Risk Committee (CRC) comprised six non-executive Directors at 31 December 2010. Following the retirement of Heather Ann McSharry at the conclusion of the Annual General Court on 15 June 2011, the GRC now comprises five non-executive Directors. The CRC was established in response to a recommendation from a Court-sponsored review of risk governance. Under its Terms of Reference, the CRC is required to monitor risk governance and assist the Court in discharging its responsibilities in ensuring that risks are properly identified, reported, and assessed; that risks are properly controlled and that strategy is informed by and aligned with the Group's risk appetite. To ensure co-ordination with the work of the GAC, the chairman of the GAC is a member of the CRC and the chairman of the CRC is a member of the GAC. Membership is reviewed annually by the Group Nomination and Governance Committee. The CRC meets at least quarterly; it met 10 times in 2010.

The Court Risk Report is produced by the Chief Credit and Market Risk Officer and covers material Risk Types to which the Group has exposure. The Court Risk Report is presented quarterly to Group Risk Policy Committee (GRPC), the CRC and the Court of Directors. In addition, monthly updates on credit, liquidity and capital risks are submitted to the GRPC and the Court of Directors. The Group's material risk types and group risk reporting are outlined on page 215 to 216, respectively.

The primary responsibility of the CRC is to assist the Court in discharging its responsibilities on overseeing risk management in the Group. To that end, the CRC develops views on the key risks facing the Group, including determining if they are appropriately identified, measured, reported, assessed and controlled. In discharging these responsibilities, the CRC reviews the recommendations of the GRPC to the Court on key risk documents including the Risk Appetite Statement, the Group Risk Framework and key documents on liquidity, credit, capital, Internal Capital Adequacy Assessment Process (ICAAP), and funding.

On an annual basis, the CRC reviews the Group's Risk Management Framework which is approved by the Court. The Group's Risk Management Framework defines risk management processes for material risk types on the basis of, among other things, a comprehensive risk identification and assessment process. Where this exercise highlights risks or areas not effectively covered by existing risk management and governance processes, appropriate changes are proposed to the Court. The CRC also discusses results of the Group's stress testing programme. These results are used to inform Risk Appetite as well as capital targets and buffers as part of ICAAP.

Information and Professional Development

On appointment, all non-executive Directors receive comprehensive briefing documents designed to familiarise them with the Group's operations, management and governance structures; these include the functioning of the Court and the role of the key committees. In addition, new non-executive Directors undertake an induction programme, including visits to or presentations by Group businesses and briefings with senior management. On an ongoing basis, briefings appropriate to the business of the Group are provided to all Non-Executive Directors.

A skills profile assessment has been conducted to ensure that the non-executive Directors have the relevant skills and experience to carry out their duties and that the Court as a whole has the full range of skills and experience required to discharge its responsibilities.

The Directors have access to the advice and services of the Group Secretary, who is responsible for advising the Court on all governance issues and for ensuring that the Directors are provided with relevant information on a timely basis to enable them to consider issues for decision and to discharge their oversight responsibilities. The Directors also have access to the advice of the Group Legal Adviser and to independent professional advice, at the Group's expense, if and when required. Committees of the Court have similar access and are provided with sufficient resources to undertake their duties.

Directors are aware that, should they have any material concern about the overall corporate governance of the Group, it should be reported without delay to the Board and, should their concerns not be satisfactorily addressed within 5 business days, the Directors should report the concern to the Central Bank of Ireland.

In order to ensure the Directors continue to further their understanding of the issues facing the Group, Directors are provided with training sessions and briefings on technical matters. During the year ended 31 December 2010, Directors participated in a number of training modules including: Capital Management, Market Risk, Operational and Regulatory Risk, Stress Testing and Credit Processes. Directors are also offered the option of attending suitable external events or conferences designed to provide an overview of current issues of relevance to Directors.

Performance Evaluation

Each Committee of the Court reviews its performance and discusses its conclusions with the Court. The Court evaluates its own performance annually and also reviews the conclusions of the Group Nomination and Governance Committee in relation to the performance of individual Directors standing for election or re-election. The objective of all these evaluations is to review past performance and identify any scope for improvement and, in the case of the individual evaluations, to determine whether each Director continues to contribute effectively and to demonstrate commitment to the role.

The Court and individual Director performance evaluation processes involve completion of questionnaires by Directors, one to one discussions between the Governor and each Director and presentation of the overall findings to the Court for its consideration and action as required. The questionnaires seek to establish whether each individual contributed effectively and demonstrated commitment to the role and whether the Court as a whole is effective in discharging its responsibilities. The evaluation covered the following areas:

•
Strategy and performance objectives

•
Board composition and competence

•
Information flows

•
Risks and controls

•
Decision-making process

•
Court meetings

•
Court Committees

As part of the overall performance evaluation process, each Director completes an assessment questionnaire and meets individually with the Senior Independent Director, to appraise the Governor's performance. The Senior Independent Director presents the results of these assessments for discussion with the Directors, without the Governor being present. He then meets the Governor to present him with the Court's conclusions on his effectiveness. The Senior Independent Director may also meet individual Directors on such other occasions as are deemed appropriate.

The Court has agreed to have external facilitation of the evaluation process every three years.

At the AGC held on 15 June 2011, all Directors, (with the exception of Tom Considine and Joe Walsh) retired. Paul Haran, Dennis Holt, Heather Ann McSharry, Denis Donovan and Des Crowley did not offer themselves for re-election. Pat Molloy, Richie Boucher, Rose Hynes, Jerome Kennedy, John O'Donovan and Patrick O'Sullivan offered themselves for re-election and were re-elected by Stockholders. Patrick Kennedy offered himself for election at the AGC and was elected.

Non-Executive Directors are normally appointed for an initial three year term, with an expectation of a further term of three years assuming satisfactory performance. A Non-Executive Director is not normally expected to serve any longer than two terms. All Directors, except those nominated to the Court by the Minister for Finance, are appointed subject to re-election by Stockholders. In line with emerging corporate governance practice, since the AGC in 2009, all Directors who have sought re-election (other than Tom Considine and Joe Walsh, who were nominated to the Court by the Minister for Finance) have done so on an annual basis. In the case of Tom Considine and Joe Walsh, the requirement to stand for election and regular re-election is dispensed with for as long as the NPRFC Investment remains in place.

Remuneration

The responsibilities of the Group Remuneration Committee, are set out on pages     •    to     •    .

A statement confirming that remuneration consultants appointed by the Group Remuneration Committee have no other remuneration consultancy connections with the Group is available on the Group's website (www.bankofireland.com) or by request to the Group Secretary. During the financial year, the remuneration consultants provided corporate recovery services, regulatory and risk focused advisory services and IT consulting services. The Group's historic long term incentive schemes have been approved by stockholders.

Directors' Loans

The Companies Acts, IAS 24 and a condition imposed on the Bank's licence by the Central Bank (formerly the Irish Financial Services Regulatory Authority) on 11 August 2009 require the disclosure in the Annual

Report of information on transactions between the Bank and its Directors and their connected persons. The amount of outstanding loans to Directors (and relevant loans to connected persons) is set out on page F-144.

A condition imposed on the Bank's licence by the Central Bank on 20 May 2010 requires the Bank to maintain a register of loans to Directors and relevant loans to their connected persons, which is updated quarterly and is available for inspection by shareholders on request for a period of one week following quarterly updates.

An enhanced process to ensure that the Group complies with the Central Bank Code of Practice on Lending to Related Parties has been in place since 1 January 2011. This includes the establishment of a Related Party Lending Committee of the Court, which is authorised to review and approve lending to Related Parties as defined in the Code.

Accountability and Audit

The Statement of Directors Responsibility and the going concern statements are set out on page F-2 and page F-12.

Internal Controls

The Directors acknowledge their overall responsibility for the Group's systems of internal control and for reviewing their effectiveness.

Such systems are designed to control, rather than eliminate, the risk of failure to achieve business objectives and can provide reasonable, but not absolute, assurance against material misstatement or loss. Such losses could arise because of the nature of the Group's business in undertaking a wide range of financial services that inherently involves varying degrees of risk.

The Court has obligations as a non-US registrant under US securities laws and regulations, including the requirement to comply, where applicable, with the Sarbanes-Oxley Act of 2002 (SOx). The Group has put in place a comprehensive framework to document and test its internal control structures and procedures in line with the requirements of Section 404 of SOx, which requires, among other things, certification by management regarding the effectiveness of internal controls over financial reporting. The Group's overall control systems include:

•
a clearly defined organisation structure with defined authority limits and reporting mechanisms to higher levels of management and to the Court, which support the maintenance of a strong control environment;

•
Court and Management Committees with responsibility for core policy areas;

•
a comprehensive set of policies and procedures relating to financial controls, asset and liability management (including interest rate, foreign currency and liquidity risk), operational risk and credit risk management (further details are shown in note 60 to the consolidated financial statements); such procedures include the annual preparation of detailed operational budgets for the following year and projections for subsequent years;

•
monthly reporting by business units which enables progress against business objectives to be monitored, trends to be evaluated and variances to be acted upon by the Court and relevant subsidiary boards;

•
regular meetings, prior to each Court or relevant subsidiary board, of the senior management teams, where the executive Directors and other senior executives responsible for running the Group's businesses, amongst other matters, review performance and explore strategic and operational issues;

•
reconciliation of data, consolidated into the Group's financial statements, to the underlying financial systems. A review of the consolidated data is undertaken by management to ensure that the true position and results of the Group are reflected, through compliance with approved accounting policies and the appropriate accounting for non-routine transactions; and

•
a Code of Conduct setting out the standards of behaviour expected of all Directors, officers and employees. This covers arrangements, should the need arise, for the independent investigation and follow up of any concerns raised by staff regarding matters of financial and non-financial reporting.

The Group operates a comprehensive internal control framework over financial reporting with documented procedures and guidelines to support the preparation of the consolidated financial statements. The main features are as follows:

•
a comprehensive set of accounting policies relating to the preparation of the annual and interim financial statements in line with International Financial Reporting Standards as adopted by the European Union;

•
the Sarbanes-Oxley compliance process ensures that the Group has appropriately designed internal controls to mitigate the financial reporting risks. Group Internal Audit has overall responsibility for this testing process and providing objective assurance to management and the Group Audit Committee on the operating effectiveness of the controls;

•
a co-ordinated and structured set of key financial controls for each material process at Business unit and Group level;

•
a robust control process is followed as part of interim and annual financial statements preparation, involving the appropriate level of management review and attestation of the significant account line items, and where judgements and estimates are made they are independently reviewed to ensure that they are reasonable and appropriate. This ensures that the consolidated financial information, required for the interim and annual financial statements is presented fairly and disclosed appropriately;

•
the Annual Report is also subject to detailed review and approval through a structured governance process involving senior and executive finance personnel;

•
summary and detailed papers are prepared for review and approval by the Group Audit Committee covering all significant judgmental and technical accounting issues together with any significant presentation and disclosure matters; and

•
user access to the consolidation of the financial reporting system is restricted to those individuals that require it for their assigned roles and responsibilities.

These controls, which are embedded within the operations of the Group, are reviewed by Group Internal Audit. In these reviews, emphasis is focused on areas of greater risk as identified by risk analysis.

The Directors confirm that the Court, through its Committees, has reviewed the effectiveness of the Group's systems of internal control for the twelve month period ended 31 December 2010. This review involved consideration of the reports of internal audit and the risk management functions, (including operational risk, regulatory risk and compliance) and establishing that appropriate action is being taken by management to address issues highlighted. In addition, any reports of the external auditors, which contain details of any material control issues identified arising from their work, are reviewed by the Group Audit Committee, if they arise. After each meeting of the Group Audit Committee, its Chairman reports to the Court on all significant issues considered by the Committee and the minutes of meetings are circulated to all members of the Court.

Following the twelve month period ended 31 December 2010, the Court reviewed the Group Audit Committee's conclusions in relation to the Group's systems of internal control and the appropriateness of the structures in place to manage and monitor them. This process involved a confirmation that a system of internal control in accordance with the Financial Reporting Council Revised Guidance on Internal Control was in place throughout the year and up to the date of the signing of these financial statements. It also involved an assessment of the ongoing process for the identification, evaluation and management of individual risks and of the roles of the various Committees and Group risk management functions and the extent to which various significant challenges facing the Group are understood and are being addressed.

Attendance at scheduled meetings of the Court during the period ended 31 December, 2010

	Court Scheduled		Court Unscheduled		Group Audit Committee Scheduled		Group Audit Committee Unscheduled		Group Nomination & Governance Committee Scheduled		Group Nomination & Governance Committee Unscheduled		Group Remuneration Committee Scheduled		Group Remuneration Committee Unscheduled		Court Risk Committee Scheduled		Court Risk Committee Unscheduled
Name	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B
Richie Boucher	11	11	16	16	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Tom Considine	11	11	16	16	7	7	7	7	—	—	—	—	—	—	—	—	8	8	2	2
Des Crowley*	11	11	16	16	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Denis Donovan*	11	11	16	15	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Paul Haran*	11	11	16	13	7	7	7	7	—	—	—	—	—	—	—	—	—	—	—	—
Dennis Holt*	11	11	16	13	—	—	—	—	4	4	3	2					—	—	—	—
Rose Hynes (Resigned from GAC 22 June 2010. Appointed to N&G on 22 June 2010. Appointed to Rem Com 19 May 2010)	11	11	16	15	3	2	7	6	1	1	2	2	4	4	2	2	8	8	2	1
Jerome Kennedy (Appointed to Rem Com 21 September 2010)	11	11	16	15	7	7	7	7	—	—	—	—	1	1	1	1	8	7	2	2
Patrick Kennedy (Appointed 6 July 2010)	5	5	4	4	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Patrick Molloy	11	11	16	16	—	—	—	—	4	4	3	3	4	4	2	2	—	—	—	—
Declan McCourt (Retired 19 May 2010)	5	5	11	11	—	—	—	—	3	3	—	—	3	3	—	—	—	—	—	—
Heather Ann McSharry* (Appointed Risk Committee 21 September 2010)	11	11	16	16	7	7	7	7	4	4	3	3	—	—	—	—	2	2	2	2
Terry Neill (Retired 19 May 2010)	5	5	11	8	—	—	—	—	3	2	—	—	3	2	—	—	3	3	—	—
John O'Donovan	11	11	16	16	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Patrick O'Sullivan	11	8	16	11	7	5	7	5	—	—	—	—	—	—	—	—	8	6	2	2
Joe Walsh	11	10	16	16	—	—	—	—	4	3	3	3	4	3	2	2	—	—	—	—

Column A: Indicates the number of meetings held during the period the Director was a member of the Court and/or the Committee and was eligible to attend.

Column B: Indicates the number of meetings attended.

* Retired on 15 June 2011.

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

COURT APPOINTED EXECUTIVE COMMITTEES

Group Risk Policy Committee (GRPC)—Within the parameters of Court approved high level policies, frameworks and principles, the GRPC approves risk policies and actions and makes recommendations to the Court on risk issues where the Court has reserved authority. In addition the committee ensures that risks are properly identified and assessed; that risks are properly controlled and managed; and that strategy is informed by and aligned with the Group's risk appetite.

Group Investment Committee—The Group Investment Committee is responsible for evaluating all material investment/divestment/capital expenditure proposals, determining those within its authority and recommending those outside its authority to the Court for its approval. It is also responsible for monitoring the implementation of such proposals and ensuring satisfactory delivery of expected benefits.

Membership of the above committees at 31 December 2010* was as follows:

Group Risk Policy Committee	Group Investment Committee
Vincent Mulvey (Chairman)	Richie Boucher** (Chairman)
Richie Boucher**	Des Crowley**
Des Crowley**	Denis Donovan**
Denis Donovan**	Liam McLoughlin
Liam McLoughlin	Peter Morris
Peter Morris	Vincent Mulvey
Declan Murray	Helen Nolan
Helen Nolan	John O'Donovan**
John O' Donovan**	Julie Sharp
Mick Sweeney

*
Andrew Keating joined the GRPC on 22 March 2011.

**
Court member at 31 December 2010.

New York Stock Exchange (NYSE) Corporate Governance Requirements

As a company formed by Charter in Ireland listed on the Irish and London Stock Exchanges and with an ADR listing on the NYSE, the Group's corporate governance practices reflect Irish law, the Listing Rules of the Irish Stock Exchange and the UK Listing Authority and the Combined Code. The Group believes, with the exception of certain provisions of the Credit Institution (Stabilisation) Act, 2010, which was signed in to Irish Law on 21 December 2010 (see Note 54(a) to the Consolidated Financial Statements), there are no significant differences between its corporate governance practices and the requirements of the NYSE.

 EMPLOYEES

For the nine month period ended 31 December 2010 the Group employed 14,284 staff on an average full-time equivalent basis (see note 12 to the consolidated financial statements). The decrease in staff over the previous year's figure (14,755) is due to deleveraging activities within the Irish and UK markets, together with the impact of alignment of Group functions and normal staffing level fluctuations.The Group employed 15,868 staff on average in the year ended 31 March 2009.

The Group continues to operate an Employee Stock Issue scheme under which Group employees may be granted allocation of shares depending on Group performance.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

STOCK OPTIONS

Under the terms of the senior Executive Stock Option Scheme approved by the stockholders, options may be granted, at the discretion of the Directors, enabling senior executives to subscribe for specified numbers of units of Ordinary Stock.

As at 16 June 2011, options were outstanding over 4,002,045 units of stock representing 0.075% of the total ordinary stock then in issue.

Such options are exercisable as follows:

Exercise price (€)	Number Outstanding at 16 June 2011*	Exercise Period
9.15	—	Lapsed
11.05	—	Lapsed
12.50	477,000	June 2005–June 2012
10.65	10,000	December 2005–December 2012
10.77	804,499	June 2006–June 2013
10.54	50,000	December 2006–December 2013
10.76	1,203,000	July 2007–July 2014
12.85	941,500	June 2008–June 2015
13.68	47,514	January 2009–January 2016
15.45	—	Lapsed
9.75	51,282	November 2010–November 2017
8.10	—	Lapsed
1.215	417,250	November 2011–November 2018

As at 16 June, 2011, executive Directors and Executive Officers as a group held options under the above scheme over a total of 599,500 units, representing 0.011% of the total ordinary stock in issue.

In addition to their interests in ordinary stock through their holding of stock options and the conditional awards of stock they have received under the LTPSP and LTIP, as set out in note 59 to the Consolidated

Financial Statements, the interests of the Directors and Group Secretary in office at 16 June 2011, and of their spouses and minor children, in the stocks issued by the Group are set out below:

Units of €0.10 of Ordinary Stock as at 16 June 2011 Beneficial*
DIRECTORS
Patrick J Molloy	2,094,170
Richie Boucher	82,817
John O'Donovan	227,814
Rose Hynes	62,500
Jerome Kennedy	20,155
Tom Considine	12,500
Joe Walsh	26,832
Patrick O'Sullivan	25,000
Patrick Kennedy	55,357
SECRETARY
Helen Nolan	54,707

*
Information is shown as at 16 June 2011

As at 16 June 2011, Directors and Executive Officers of the Bank as a group beneficially held 0.07% (3,606,752 units) of the Group's issued ordinary stock.

Limitations on Stock Issue and Stock Option Plans

All of the employee stock issue and stock option schemes are subject to a range of flow rate controls approved by the stockholders and which conform to institutional investor guidelines.

Item 7    MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

CONTROL OF REGISTRANT

As at 16 June 2011, the Bank had received notification of the following substantial interests in its issued ordinary stock:

Name	Units held	%
Harris Associates LP*	290,174,492	5.47%
NPRFC	1,909,810,044	36.04%	**

*
This stockholding is not beneficially owned but is held on behalf of a range of clients, none of whom hold, so far as the Directors have been notified, more than 3% of the issued ordinary stock. So far as the Directors have been notified, there were no other holdings of 3% or more of the issued ordinary stock of the Bank.

**
The NPRFC has acquired voting rights equivalent to 36.04% of all votes capable of being cast by stockholders on a poll at a General Court of the Bank. In certain circumstances, the NPRFC will have additional voting rights arising in respect of its holding of 2009 Preference Stock and pursuant to the Bank's Bye-Laws.

 RELATED PARTY TRANSACTIONS

Refer to note 53 of the consolidated financial statements. Also see "Interest of Management in Certain Transactions" and "Indebtedness of Directors and Executive Officers" and "Directors Loans" on pages 177 and 184.

 DESCRIPTION OF US STOCKHOLDERS

At 31 December 2010, 1,022,770 units of Ordinary Stock were held by 467 stockholders with registered addresses in the United States and 155,883,203 ADSs were held by 246 registered holders with addresses in the United States. The combined shareholdings of these holders comprise approximately 11.79% of the total number of units of Ordinary Stock in issue at 31 December 2010 (being 5,299,413,620 units). These figures do not include either the number of units of ordinary stock held by stockholders with registered addresses outside the United States in which United States residents have an interest or the number of such US residents.

Item 8    FINANCIAL INFORMATION

See pages F-4 through F-224.

DIVIDEND POLICY

The table below provides a summary of dividends per unit of ordinary stock paid in respect of the past five financial years.

Dividend Payment Date	Dividends per unit of Ordinary Stock (in euro cents)	Translated into US cents per Unit of Ordinary Stock(1)
Financial Year ended 31 December, 2010	Nil	Nil
Nine month Financial Period ended 31 December, 2009	Nil	Nil
Financial Year ended 31 March, 2009	Nil	Nil
Financial Year ended 31 March, 2008
23 July 2008	39.4	61.85
15 January 2007	24.2	36.06
Financial Year ended 31 March, 2007
27 July 2007	39.40	53.27
16 January 2007	21.00	27.13
Financial Year ended 31 March, 2006
28 July 2006	34.30	43.73
11 January 2006	18.20	22.09

(1)
Translated at the Spot Rate on the dates of payment.

On 19 January 2010, and following communications from the European Commission that the Bank should not make coupon payments on its Tier 1 Securities and Upper Tier 2 Securities unless under a binding legal obligation to do so, the Group announced that the non-cumulative distributions on the LP2(1) Securities and the LP3 Securities(2), which would otherwise have been payable on 1 February 2010 and 4 February 2010 respectively, would not be paid. The effect of this decision by the Bank was to trigger the "dividend stopper" provisions of the LP2 Securities. While this "dividend stopper" remains in force, the Group is precluded for a period of one calendar year from and including 1 February 2010 from declaring and making any distribution or dividend payment on its Ordinary Stock, non-cumulative euro and Sterling Preference Stock, the 2009 Preference Stock(3), Hybrid/Preferred Securities(4) and the ACSM Hybrids(5).

(1)
Bank of Ireland Capital Funding (No. 2) LP US$800 million Fixed Rate/Variable Rate Guaranteed Non-Voting Non-Cumulative Perpetual Preferred Securities.

(2)
Bank of Ireland Capital Funding (No. 3) LP Fixed Rate/Floating Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities.

(3)
8% (now increased to 10.25%) non-cumulative preference stock of 0.01 each issued to the NPRFC.

(4)
Bank of Ireland Capital Funding (No. 1) LP Fixed Rate/Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities, the LP2 Securities, the LP3 Securities and Bank of Ireland Capital Funding (No. 4) LP Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities.

(5)
Bank of Ireland UK Holdings plc 7.4% Guaranteed Step-up Callable Perpetual Preferred Securities and Bank of Ireland UK Holdings plc 6.25% Guaranteed Callable Perpetual Preferred Securities.

On 13 November 2008, in light of the deteriorating economic conditions and the determination to preserve capital, the Bank announced its decision to cancel dividend payments on Ordinary Stock for the financial year ending 31 March 2009 and stated that it did not expect to resume paying dividends on Ordinary Stock until more favourable economic and financial conditions returned. This remains the Bank's policy and the Bank stated in the 2010 Annual Report that it did not propose to issue any dividend in respect of the year ending 31 December 2010.

In addition, under the Approved 2010 EU Restructuring Plan, the Group has committed not to pay dividends on the Ordinary Stock until the earlier of (i) 30 September 2012; or (ii) such time that the 2009 Preference Stock is redeemed or no longer owned by the State, through the NPRFC or otherwise. Under the Revised 2011 EU Restructuring Plan, the commitment from the Group not to pay dividends on Ordinary Stock will be extended to the earlier of (i) 31 December 2015; or (ii) such time as the 2009 Preference Stock is redeemed or no longer owned by the State, through the NPRFC or otherwise.

Dividends

Following the expiry on 31 January 2011 of the prohibition by the EU Commission on discretionary dividend and coupon payments on the Group's capital instruments, coupon payments on such instruments recommenced on 1 February 2011. On 21 February 2011, the Group paid dividends on its euro and sterling preference stock of €3.7 million and the dividend of €214.5 million with respect to the 2009 Preference Stock held by the NPRFC.

LEGAL PROCEEDINGS

Save as disclosed in the paragraphs below, there have been no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Group is aware) which may have, or have had in the recent past, significant effects on the financial position or profitability of the Group taken as a whole.

Procom litigation

In May 2007, the Bank, through Bank of Ireland Private Banking, entered into an agreement with Procom Desarollos Urbanos, SA and Cecosa Hipermercados S.L.U (the "Plaintiff") to purchase the entire issued share capital of Procom Desarrollo Comercial de Zaragoza, SA, which is a Spanish incorporated company involved in the development of a shopping centre and retail park in Zaragoza, Spain. The agreement contained a number of pre-conditions. The Bank contends that one of the pre-conditions was not satisfied and accordingly did not proceed to purchase Procom Desarrollo Comercial de Zaragoza, SA. In February 2009, the Plaintiff initiated legal proceedings against Bank of Ireland Private Banking and the Bank for specific performance or, failing this, damages in relation to the terminated agreement claiming €142 million in damages. On 10 February 2010, the Madrid Court of First Instance ruled in favour of Plaintiff and awarded damages of €90.87 million. An appeal has been lodged by both the Bank and the Plaintiff. The parties submitted briefs to the appellate court on 25 May 2011 and a decision is expected shortly. Either party may then ultimately appeal this matter to the Supreme Court in Spain, which is likely to take a further two years.

Investigation into the banking system

On 19 January 2010, the Minister for Finance announced a framework for an investigation into the factors which contributed to the Irish banking crisis within the context of the international economic and financial environment at that time.

As part of the first stage of the investigation into the banking system, the Government commissioned two preliminary investigatory reports. A report on the functions of the Central Bank over the period from the establishment of the Financial Regulator (now the Central Bank) in May 2003 to the end of September

2008 was prepared by the Governor of the Central Bank. A second report, dealing with an investigation into the specific factors within the Irish banking sector which exacerbated the impact of the international financial crisis for Ireland, was prepared by independent experts appointed by the Minister. The preliminary report by the independent experts involved an inquiry into the conduct, management and corporate governance of individual financial institutions, including the Group.

Both preliminary reports were published on 31 May 2010 and their findings formed the basis for the terms of reference of a formal statutory investigation (the "Statutory Commission of Investigation") which was established by the Government on 21 September 2010 pursuant to the Commissions of Investigation Act, 2004. The Statutory Commission of Investigation examined the performance of individual banks and bank directors, the performance of regulatory authorities, the response of Government and Government agencies and the structure of the banking system in Ireland generally. The Statutory Commission of Investigation presented its report to the Minister for Finance on 22 March 2011 and has been forwarded to the Attorney General. The report was published on 19 April 2011. Further inquiry may result from the findings of the Statutory Commission of Investigation, including the possibility of public hearings.

The Group may be exposed to criminal sanctions and/or fines in connection with a range of offences under the Commissions of Investigation Act 2004, which offences include the making of statements material in the investigation concerned knowing them to be false or not believing them to be true, the failure to comply with directions of the Statutory Commission of Investigation and intentionally obstructing its work (which offences could result in the Group, or an officer of the Group, being subject to a fine of up to €300,000 on conviction on indictment).

Department of Finance remuneration review

The Department of Finance has recently conducted a review of the bonus payments to staff made by the Group since the commencement of the State Guarantee Schemes in September 2008.

Certain of the Group's historic incentive arrangements and/or retention arrangements with certain individual employees or groups of employees have been reviewed by the Department of Finance and a report detailing the findings of this review was published on 3 March 2011.

The report concluded that the Group did not properly disclose to the Department of Finance details of its historic incentive arrangements for the purposes of a response to a question raised in the Dáil on the payment of performance bonuses by banks since the commencement of the State Guarantee Schemes. A specific misunderstanding arose in relation to the scope of the question raised and in response to the question, the Group responded stating that performance bonuses were no longer paid by the Group. The Group has now accepted that it provided incorrect information for the purposes of the answer to the Dail question.

While there was no intention on the part of the Group to mislead in relation to the original Dail question, the end result was that errors were made and the Group has acknowledged this in its response to the findings of the review.

The Group has given assurances that it has now provided the Department of Finance with accurate information in relation to bonus payments to employees. The Group has made a payment of €2 million to the State to recognise the difficulties caused by the way in which the Group dealt with the request for information and with the subsequent review. An internal Group investigation to identify the actions necessary to ensure there is no re-occurrence of these issues has taken place and the recommendations arising from this review are being implemented. Definitions of different types of non salary payments and the purposes of each have now been clarified with the Department of Finance.

If the Group decides not to, or is precluded from, making payments under historically contracted incentive arrangements, and/or recruitment arrangements and/or retention arrangements with certain individual employees or groups of employees, the Group could face legal actions from employees and/or could lose the commitment from, or services of, key employees which could impact on the reputation of the Group and the Group's business, financial condition and prospects.

Litigation in respect of application of Stabilisation Act

(i)    AIB

On 14 April 2011, the High Court, pursuant to an application by the Minister under the Stabilisation Act and with the consent of the board of AIB, issued a subordinated liabilities order in relation to AIB amending certain subordinated debt coupon terms and maturity dates and lifted the dividend stopper. This subordinated liabilities order was the subject of a court challenge as against the Minister (as provided for in the Stabilisation Act) by two investors with holdings in only three of the eighteen affected securities. On 3 June 2011, one of the investors withdrew its Court challenge. The Minister stated on 3 June 2011 that he considers the remaining challenge to be entirely unfounded. The substantive hearing commenced before the High Court on 7 June 2011. On 9 June 2011, a High Court order confirmed that this challenge will not affect the remaining bondholders. The subordinated liabilities order is therefore effective from 22 April 2011 in relation to 16 of the 18 subordinate debt instruments that were the subject of that order.

In the event that the remaining challenge is successful, it could (depending on the terms of the High Court judgment) adversely impact on the ability of Government to successfully proceed with an application to the High Court for a subordinated liabilities order under the Stabilisation Act in respect of the Eligible Debt Securities of the Group. Even if the challenge is not successful, the litigation in respect of the subordinated liabilities of AIB could delay the granting of a subordinated liabilities order by the High Court in respect of the Eligible Debt Securities of the Group. Accordingly the proceedings in respect of AIB could have an impact on the Group and are therefore being disclosed in this paragraph. For further information on the risks associated with these outcomes, see the risk factor entitled "Even if the 2011 Proposals are implemented, or if the results of the burden sharing exercise are not as expected, there is a risk of majority ownership by the Government of the Bank or even nationalisation either of which could lead to the Group being ineligible for listing".

(ii)   Bank of Ireland—Litigation in relation to the Debt for Equity Offers and application of the Stabilisation Act

The Bank has received a number of complaints from holders of Eligible Debt Securities regarding the Debt for Equity Offers and, as described below, two groups of holders of Eligible Debt Securities have commenced legal proceedings against the Bank.

The complaints include allegations relating to the validity of the proposed resolutions granting the Group the right to insert call options into the terms of the Eligible Debt Securities (the "Proposed Resolutions"), the fairness of the Debt for Equity Offers and the timetable for the Debt for Equity Offers. The Bank is aware that some of these complaints have also been made or copied to regulatory authorities and other bodies. The Group has amended the terms of the Debt for Equity Offers in respect of the Bank of Ireland 13.375% Unsecured Perpetual Subordinated Bonds (ISIN: GB 0000510312) (the "13.375% Bonds"), issued by the Bank (in substitution for Bristol and West plc) to take into account the particular circumstances of the manner in which the 13.375% Bonds are held so as to facilitate holders by applying the nominal value previously applicable to the Early Participation Deadline for an extended period.

A firm of solicitors acting for a holder of the 13.375% Bonds has brought proceedings on behalf of its client that the Proposed Resolution in relation to the 13.375% Bonds would be invalid and is seeking declarations to this effect and an injunction by way of final relief restraining the Bank from tabling the Proposed Resolution or exercising the call option in relation to the 13.375% Bonds. The Bank has responded to the firm stating that it intends to vigorously defend the proceedings.

Separately, a group of parties claiming to hold approximately US$750 million of Lower Tier 2 Eligible Debt Securities commenced legal proceedings in England on 17 June 2011 against the Bank and The Law Debenture Trust Corporation p.l.c. to obtain declarations including that the Proposed Resolutions in relation to these Eligible Debt Securities would be invalid and that a subordinated liabilities order under the Stabilisation Act in relation to these Eligible Debt Securities would not be enforceable under English law. The legal proceedings also seek an injunction by way of final relief restraining the Bank from accepting offers to participate in the Debt for Equity Offers, taking any further steps in relation to the Debt for Equity Offers and acting on the outcome of the Debt for Equity Offers including tabling the Proposed Resolutions and exercising the call option. The Bank intends to vigorously defend these proceedings.

SIGNIFICANT CHANGES

There have been a number of announcements since 31 December 2010, in relation to the items noted below. Further information on these is outlined in note 62 Post balance sheet events on page F-220 of the Consolidated Financial Statements.

(a)
Sale of Bank of Ireland Asset Management (BIAM)

(b)
Exchange of subordinated debt securities

(c)
Dividends

(d)
Ratings downgrade

(e)
Sale of Bank of Ireland Securities Services (BoISS)

(f)
Prudential Capital Assessment Review

(g)
Deleveraging

(h)
Sale of Paul Capital Investments LLC

(i)
Sale of Foreign Currency Exchange Corporation, Inc (FCE)

In addition to the information outlined in note 62 Post Balance Sheet Events on page F-220 of the Consolidated Financial Statements, which were approved by the Court of Directors on 25 May 2011, a number of additional announcements have been made.

Update on capital raising

On 3 June 2011 the Group announced further details in relation to its proposed capital raising, which will comprise the following elements:

•
A liability management exercise ('LME') including cash and debt for equity offers with regard to a nominal amount of circa €2.6 billion of subordinated debt securities;

•
Further bondholder burden sharing—to the extent that eligible subordinated liabilities are not acquired pursuant to the proposed liability management exercise, the government has indicated that it will take whatever steps it considers necessary to ensure that burden sharing is achieved;

•
A rights issue to be underwritten by the State at a price of 10 cents (the maximum size of which will be determined by the results of the liability management exercise).

•
A contingent capital instrument of €1 billion to be placed with the State.

Capital Raising Proposals Update 18 June 2011

On 18 June 2011, the Bank announced the publication of a prospectus relating to the 2011 Proposals.

Potential Placing of up to 794,912,043 units of Ordinary Stock (being 15% of the current issued share capital of the Bank) to the National Pensions Reserve Fund Commission ("NPRFC") (the "Placing")

In an announcement on 8 June 2011 the Bank noted that it continued to have active discussions with other sources of private capital and the State, concerning the terms and form in which they may participate in the 2011 Proposals, which may result in changes to the 2011 Proposals including the possibility of a firm placing of ordinary stock.

As a result of these discussions, it was agreed with the State that the Bank would amend the 2011 Proposals as previously announced to include a potential non pre-emptive placing of up to 794,912,043 units of ordinary stock (being up to 15% of the current issued share capital of the Bank) to the State at a price of €0.10 per unit of new ordinary stock on a cum rights basis in advance of the launch of the rights issue. Whether or not the Placing proceeds is at the discretion of the NPRFC and there is no certainty that the Placing will occur. The maximum gross proceeds of the Placing would amount to €79.5 million (before expenses).

If the State elects to proceed with the Placing, the size of the rights issue taking account of the results of the LME would be reduced by the amount of the Placing (and the State's percentage entitlement to subscribe in that reduced rights issue would increase as the Placing is on a cum rights basis). In the event that the Placing does not proceed, the size of the rights issue taking account of the results of the LME will not be reduced. The Placing is subject to shareholder approval under the Listing Rules as it constitutes a transaction with a related party. If the State elects to proceed with the Placing, this will increase the dilution of existing ordinary stockholders resulting from the 2011 Proposals. The State will inform the Bank on 8 July 2011 if it is to proceed with the Placing and the amount of the Placing.

The State has informed the Bank that the purpose of the Placing is to afford the State the flexibility (i) to facilitate ongoing discussions with other sources of private capital by providing the NPRFC/State with a guaranteed minimum allocation of new ordinary stock (in excess of its pro rata entitlement in the rights issue) capable of being sold by the NPRFC/State to third parties with which the State and the Bank are in discussions; and (ii) separately, to enable the NPRFC/State, if it so elects, to partially mitigate potential dilution of its current proportionate ownership of the Bank resulting from the 2011 Proposals.

The 2011 Proposals (including the Placing) represent the basis as of today on which the NPRFC is prepared to underwrite a rights issue to enable the Bank to raise the required levels of Core Tier 1 capital by 31 July 2011. The Bank continues to have active discussions with other sources of private capital to raise the Core Tier 1 capital required, but, as of today, certainty of underwriting in the required quantum is only available from the State.

The expected timetable of the principal events is outlined below. Each of the dates in the table below is indicative only and may be subject to change(1)

(1)
The above times and dates are indicative only. The times and dates set out in the expected timetable of principal events above may be adjusted by the Bank, in which event details of the new times and dates will be notified to the Central Bank, the Irish Stock Exchange, the FSA, the London Stock Exchange and, where appropriate, qualifying stockholders.

(2)
Other than for the Canadian Dollar 2015 Notes.

Latest date for receipt of acceptances under LME(2)	7 July 2011
Bondholder meetings for holders of eligible debt securities	7 July 2011
Expected announcement of the results of the LME	8 July 2011
State informs the Bank of the amount of Placing (if any)	8 July 2011
Announcement of rights issue size	8 July 2011
Extraordinary General Court	11 July 2011
Dealings in the nil paid rights and the fully paid rights commence	12 July 2011
Settlement for cash payments for LME	12 July 2011
Latest time and date for acceptance, payment in full and registration or renunciation of provisional allotment letters	26 July 2011
Announcements of results of rights issue	26 July 2011
Conversion of allotment instruments into debt for equity stock	By 12 August 2011

On 23 June 2011, the Group announced the early participation indicative results of the LME. To date, 72.4% of eligible holders have elected to accept the offer to exchange their bonds for cash or new ordinary stock. 95.4% of accepting bondholders elected to receive new ordinary stock and 4.6% of accepting bondholders elected to receive cash. The Conversion price shall be €0.1156. As a consequence of this, the LME is expected to generate at least €1.98 billion of equity capital for Bank of Ireland. The final closing date for the LME (other than the Canadian Dollar 2015 Notes) is 7 July 2011.

Revised 2011 EU Restructuring Plan

On 8 June 2011, the Group announced that following the outcome of the PCAR/PLAR review in March 2011, the Revised 2011 EU Restructuring Plan was prepared by the Group and submitted by the Department of Finance to the European Commission.

The Revised 2011 EU Restructuring Plan, which remains subject to approval by the European Commission, includes a number of amendments. The key amendments are outlined below:-

•
The divestment period for New Ireland Assurance Company plc ("New Ireland") will be extended by 12 months from the date originally agreed;

•
The commitment to divest of ICS Building Society is cancelled. ICS Building Society will be retained by the Group;

•
Certain amendments will be made to the behavioural commitments regarding market opening measures, dividend payments, restrictions regarding acquisitions and marketing spend; and

•
Incremental deleveraging agreed as part of the PLAR process, with the submission by the Group of a Deleveraging Plan to the Central Bank of Ireland and which requires a loan to deposit ratio of 122.5% for the Group by 31 December 2013.

These measures will be required to be implemented over various time frames between the date of the European Commission's final decision and December 2015.

PROSPECTIVE ACCOUNTING CHANGES/IMPACT OF NEW ACCOUNTING POLICIES

Refer to pages F-37 to F-38 for details.

Item 9    THE OFFER AND LISTING

NATURE OF THE TRADING MARKET

As at 16 June 2011 the authorised capital stock of the Group was made up of €3,480,000,000 divided into 24,000,000,000 units of Ordinary Stock of €0.10 each, US$200,000,000 divided into 8,000,000 units of Non-Cumulative Preference Stock of US$25 each, STG£100,000,000 divided into 100,000,000 units of Non-Cumulative Preference Stock of STG£1 each, €162,000,000 divided into 100,000,000 units of Non-Cumulative Preference Stock of €1.27 each, €35,000,000 divided into 3,500,000,000 units of Non-Cumulative Preference Stock of €0.01 each, 100,000,000 undesignated Dollar preference stock of US$0.25 each, 100,000,000 undesignated sterling preference stock of Stg£0.25 each, 100,000,000 undesignated euro preference stock of €0.25 each and 2,000,000,000 of Deferred Stock of €0.54 each.

As at 16 June 2011 there were 5,299,413,620 units of ordinary stock of €0.10 each issued and outstanding. As at 16 June 2011 1,837,041,304 units of non-cumulative preference stock of €0.01 each were in issue. 1,876,090 units of Sterling preference stock and 3,026,598 units of euro preference stock were in issue and 1,188,611,367 units of Deferred Stock of €0.54 each were in issue. See also note 48 for details of the rights issue which concluded on 8 June 2010.

For further information on the renominalisation of the Ordinary Stock refer to note 46 in the notes to the Consolidated Financial Statements.

The principal trading markets for the Ordinary Stock are the Irish Stock Exchange and the London Stock Exchange.

The Group's American Depository Shares (ADSs) are listed on the New York Stock Exchange. Each ADS, evidenced by one American Depository Receipt (ADR), represents four units of ordinary stock. Depository Receipts are negotiable securities that are used to represent, among other things, a non-US company's publicly traded ordinary share capital.

ADRs are traded and dividends distributed in US dollars just like any US security, alleviating certain obstacles associated with investing directly in the home markets of non-US companies. The Bank of New York Mellon is the Depository Bank for the Bank of Ireland's ADR programme.

The following table sets forth, for the periods indicated, the reported highest and lowest closing price for one unit of Ordinary Stock on the Irish Stock Exchange, as derived from the Daily Official List of the Irish Stock Exchange quoted in euro and the highest and lowest sales prices for the ADSs as reported on the New York Stock Exchange Composite tape.

At 16 June 2011, 55 companies were quoted on the Irish Stock Exchange. These companies had a combined market capitalisation of more than €129.8 billion at that date. The 10 companies with the largest market capitalisations accounted for over 86.84% of the Exchange's total market capitalisation.

	Ordinary Stock		ADSs
	High	Low	High	Low
	(in euro)		(in dollars)
Financial Year Ended
31 March 2007	18.65	13.10	97.98	66.38
31 March 2008	16.85	8.61	91.00	54.51
31 March 2009	10.00	0.13	63.47	0.66
Nine months ended 31 December 2009	3.42	0.58	20.18	2.78
31 December 2010	1.91	0.26	10.57	1.38
Nine months ended 31 December, 2009
First quarter	2.23	0.58	12.98	2.78
Second quarter	3.42	1.24	20.18	6.85
Third quarter	3.25	1.18	20.06	6.58
Financial year ended 31 December, 2010
First quarter	1.71	0.98	10.03	5.23
Second quarter	1.91	0.67	10.57	3.29
Third quarter	0.87	0.54	4.86	2.95
Fourth quarter	0.68	0.26	3.90	1.38
Month ended
December 2010	0.475	0.315	3.10	1.72
January 2011	0.364	0.304	2.72	2.01
February 2011	0.403	0.332	2.48	2.10
March 2011	0.339	0.220	2.23	1.25
April 2011	0.340	0.243	2.70	1.90
May 2011	0.251	0.132	2.04	1.52
Fluctuations in the exchange rate between the euro and the dollar will affect the dollar equivalent of the price of the ordinary stock on the Irish Stock Exchange and as a result may affect the market price of the ADSs on the New York Stock Exchange. See "Exchange Rates".

Item 10    ADDITIONAL INFORMATION

CHARTER AND BYE-LAWS

1.     Objects and Registration Details

The Governor and Company of the Bank of Ireland (the "Bank") is registered in Ireland with the Companies Office under No. C-1. The corporation was established pursuant to a Charter granted by King George III on foot of an Act of the Irish Parliament passed in 1781/82. The Charter was granted in 1783.

The corporation's objects and purposes were set out originally in the Charter and have been amended by legislation (in 1872 and 1929) and by resolutions passed by the stockholders meeting in General Court in 1972 and 1995. The principal objects of the corporation are to carry on the business of banking and to undertake all types of financial services.

2.     Recapitalisation of the Bank

(a)   Initial investment by the Government of Ireland in Preference Stock

On 27 March 2009 the Stockholders of the Bank approved resolutions enabling the subscription by the National Pensions Reserve Fund (the "NPRFC") for 2009 Preference Stock at an aggregate issue price of €3.5 billion, pursuant to an agreement between the Minister for Finance of Ireland, the NRPFC and the Bank. The investment by the NRPFC was on foot of the Government's commitment to recapitalise the Bank, announced on 21 December 2008 and as part of the investment the Bank issued to the NPRFC Warrants to subscribe for new units of Ordinary Stock equivalent to 25% of the existing Ordinary Stock (see the "Warrants" below).

The 2009 Preference Stock, comprising units of 8 per cent. non-cumulative preference stock of €0.01 each in the capital of the Bank, ranks pari passu with the Ordinary Stock of the Bank on a repayment of capital on a winding-up of the Bank, and ranks ahead of the Ordinary stock as regards the payment of dividends. The 2009 Preference Stock ranks pari passu as regards dividends with other stock or securities which constitute Core Tier 1 capital of the Bank (other than Ordinary Stock and other than dividends to Minority Interests). The 2009 Preference Stock entitles the holder to receive a non-cumulative dividend at a fixed rate of rate 8% (increased to 10.25% as part of the Government's participation in the recapitalisation of the Bank in 2010) of the issue price per annum, payable annually at the discretion of the Bank. If the dividend on the 2009 Preference Stock is not paid in any year the Bank is precluded from paying a dividend on the Ordinary Stock until the payment of the dividend on the 2009 Preference Stock has resumed in cash. The Bank will also be precluded from paying any dividend on any ordinary stock where the payment of such dividend would reduce the distributable reserves of the Bank to such an extent that the Bank would be unable to pay the next dividend due for payment on the 2009 preference stock.

If a cash dividend is not paid by the Bank, the Bank shall issue units of Ordinary Stock to the NPRFC. The number of units of ordinary stock that the Bank would be required to issue to the NPRFC (in the event of non-payment of a dividend) will be calculated by dividing the amount of the unpaid dividend by the Thirty Day Average Price. If units of ordinary stock are issued in the event of non-payment of dividends, these units will be settled on a day determined by the Bank, in its sole discretion, provided that this must occur no later than the day on which the Bank subsequently redeems or repurchases or pays a dividend on the 2009 preference stock or any class of capital stock. The issue of units of ordinary stock in the event of non-payment of dividends will result in the dilution of existing ordinary stockholders' proportionate ownership and voting interests in the Bank.

The 2009 preference stock may be repurchased at the option of the Bank, in whole or in part, at a price per unit equal to the issue price of €1.00 per unit of the 2009 preference stock within the first five years from the date of issue and thereafter at a price per unit of €1.25, provided in either case that the consent of the Central Bank to the repurchase of the 2009 preference stock is obtained. The 2009 preference stock will not be capable of being repurchased if it would breach or cause a breach of Irish banking capital adequacy requirements from time to time applicable to the Bank. The 2009 preference stock may be repurchased from profits available for distribution or from the proceeds of any issue of stock or securities that constitute Core Tier 1 capital. The 2009 preference stock is transferable in minimum lots of 50,000 units. If transferred to a person who is not a Government Body, the 2009 preference stock will cease to carry any voting rights or the right to appoint Directors to the Court referred to below.

As the holder of the units of 2009 Preference Stock the NPRFC currently has the right to directly appoint 25 per cent. of the directors of the Bank (such 25 per cent. to include any directors nominated by the Minister for Finance pursuant to the Government Guarantee Scheme). Two directors were appointed as directors by the Court pursuant to the nominations of the Minister for Finance under the Government Guarantee Scheme. The 2009 Preference Stock held by the NPRFC carries the right to "top-up" the NPRFC's total voting rights of 25% of the total voting rights on any resolution proposed at a General Court in relation to the appointment or removal of a Director of the Bank or any control resolutions

(whereby or in consequence of which control of the Group may be required) where the NPRFC's ordinary voting rights through it's holding of ordinary stock falls below this level. This entitlement applies to the NPRFC for so long as it holds any units of 2009 Preference Stock. For as long as the NPRFC or an acceptable Government Entity holds the 2009 Preference Stock the tabling of any resolution at a General Court of the Bank to alter the capital structure of the Bank requires the prior approval in writing of the Minister for Finance.

In the event that the ordinary stock to be issued in the event of non-payment of cash dividends on the 2009 preference stock is not settled on the dividend payment date to which it relates, the NPRFC shall be entitled to exercise the voting rights of the as yet unissued ordinary stock from the dividend payment date (although such voting rights will have no effect on the Bank's unfettered discretion in respect of (i) the payment of dividends on the 2009 preference stock or any other securities of the Bank ranking pari passu with, or junior to, the 2009 preference stock or the issuance of ordinary stock in the event of non-payment of dividends on the 2009 preference stock; or (ii) the redemption or repurchase of the new preference stock or any other securities of the Bank ranking pari passu with, or junior to, the 2009 preference stock).

The Warrants

The Bank issued, on 31 March 2009, 334,737,148 warrants to the NPRFC. Under the terms of the warrants, the NPRFC were entitled to subscribe for units of Ordinary Stock on the basis of one unit of Ordinary Stock for each individual warrant.

(b)   Placing of Ordinary Stock, debt for equity offers and rights issue April—June 2010

In April 2010, the Bank announced the 2010 Proposals to increase Equity Tier 1 Capital by not less than €2.8 billion by way of an Institutional Placing, a NPRFC Placing, a Rights Issue and Debt for Equity Offers. The proceeds of the Institutional Placing and the Rights Issue were underwritten by Underwriters pursuant to the Underwriting Agreement. In addition, the Warrants held by the NPRFC were cancelled in return for the payment of €491 million in cash under the Warrant Cancellation. The 2010 Proposals approved by Stockholders on 19 May 2010 consisted of:

  •
  Placing:  The Placing, comprising the Institutional Placing and the NPRFC Placing, raised €1,536 million in Equity Tier 1 Capital in May 2010. The proceeds of the Institutional Placing were underwritten pursuant to the Underwriting Agreement, subject to conditions, including Admission of the Placing Stock and the approval of the Resolutions at the EGC. The Underwriters agreed to use reasonable endeavours to procure Placees for an aggregate of 326,797,386 units of Placing Stock at a price of €1.53 per unit of Placing Stock issued in the Institutional Placing pursuant to the Underwriting Agreement. The price at which the Placing Stock was issued to Placees represented a 15.0% discount to the Closing Price of €1.80 of the Existing Stock on 23 April 2010 (being the last practicable date prior to announcement of the 2010 Proposals). Placees were considered Qualifying Stockholders for the purposes of the Rights Issue in respect of their Placing Stock. Pursuant to the NPRFC Placing, the NPRFC agreed to subscribe for 575,555,556 units of Ordinary Stock at a price of €1.80 per unit of Ordinary Stock (being the Closing Price on 23 April 2010). The consideration for the NPRFC's subscription was the conversion of 1,036,000,000 units of 2009 Preference Stock (at their subscription price of €1.00 per unit of 2009 Preference Stock) to units of Ordinary Stock. In consideration for the NPRFC Placing, the Bank paid to the NPRFC a fee equal to 1% of the subscription price for all units of 2009 Preference Stock converted pursuant to the NPRFC Placing (the NPRFC Placing Fee). In addition, the Bank paid a Transaction Fee of €22 million at the closing of the NPRFC Placing in May 2010. The Ordinary Stock issued pursuant to the NPRFC Placing was eligible for participation in the Rights Issue as if such Ordinary Stock was held on the Record Date;

  •
  Rights Issue:  A Rights Issue which raised €1,726 million in Equity Tier 1 Capital (a portion of the cash proceeds of which were paid directly to noteholders electing for Ordinary Stock allotted in the

    Rights Issue on their behalf pursuant to the Debt for Equity Offers). The proceeds of the Rights Issue of up to €1.2 billion were underwritten pursuant to the Underwriting Agreement, subject to conditions, including, amongst other things, Admission of the Rights Issue Stock (nil paid) and the approval of the Resolutions at an Extraordinary General Court ('EGC'). The Rights Issue size and Rights Issue Price at which Qualifying Stockholders were invited to subscribe for Rights Issue Stock were determined by the Bank and the Joint Bookrunners in advance of the EGC. Pursuant to the NPRFC Rights Issue Undertaking, the NPRFC agreed, subject to certain terms and conditions, to take up its entitlement of Rights Issue Stock in the Rights Issue in respect of its holding of the NPRFC Coupon Ordinary Stock and its holding of Ordinary Stock issued as a result of the NPRFC Placing (but excluding its other investment holdings in the Bank). The consideration for the take up of its Rights in respect of the NPRFC Coupon Ordinary Stock and its holding of Ordinary Stock as a result of the NPRFC Placing was the conversion of units of 2009 Preference Stock at their subscription price of €1.00 each to Ordinary Stock at the Rights Issue Price of €0.55 per unit of ordinary stock. The number of units of ordinary stock owned by the NPRFC following the conversion is 1,139,924,901 units.

  •
  Debt for Equity Offers:  Under the Debt for Equity Offers, holders of certain of the Group's Tier 1 Securities and Upper Tier 2 Securities were given the opportunity to exchange these securities for (a) Allotment Instruments (which automatically converted into Conversion Ordinary Stock on the Conversion Date); or (b) through a settlement procedure, cash proceeds from the allotment of Ordinary Stock in the Rights Issue on behalf of such holders or; (c) a combination thereof. The tender prices represented a discount of up to 42.0% to the nominal value of the existing Tier 1 Securities and Upper Tier 2 Securities exchanged by these security holders and resulted in a capital gain, which increased the Group's Equity Tier 1 Capital. The increase in Equity Tier 1 Capital resulting from the combination of the Rights Issue and the Debt for Equity Offers amounted to €2,020 million. The actual size of the Rights Issue (including the NPRFC Rights Issue Undertaking) was reduced by the capital gain arising on the Debt for Equity Offers.

  •
  Warrant Cancellation:  The Warrants held by the NPRFC were, simultaneously with the NPRFC Placing, cancelled in return for the payment of €491 million in cash by the Bank to the NPRFC. This reflected the market value of the Warrants, being the difference between the exercise price of the Warrants and the Closing Price of the Ordinary Stock on 23 April 2010, plus a fee of €12 million. Following approval of the 2010 Proposals, the NPRFC ceased to hold the Warrants and the subscription rights for Ordinary Stock pursuant to the Warrants.

Following the implementation of the 2010 Proposals, the NPRFC increased its holding of Ordinary Stock, but had its Warrants cancelled and its holding of 2009 Preference Stock reduced. This resulted in the NPRFC holding 36% of the Bank's enlarged capital stock following the implementation of the 2010 Proposals (with the NPRFC subscribing fully for its rights in relation to the NPRFC Coupon Ordinary Stock and the Ordinary Stock issued pursuant to the NPRFC Placing), and the full take up of its Rights in respect of the units of its other Existing Stock (i.e. the Ordinary Stock held pursuant to its other investment activities in addition to the NPRFC Coupon Ordinary Stock) with no right to purchase additional Ordinary Stock pursuant to the Warrants. The implementation of the 2010 Proposals resulted in the NPRFC's holding of 2009 Preference Stock falling from the 3,500 million units held at 26 April 2010 to 1,837,041,304 units.

The implementation of the 2010 Proposals resulted in Ordinary Stockholders' proportionate holding in the Bank being diluted. This was because the issue of the Placing Stock, the Ordinary Stock issued under the NPRFC Placing and the Ordinary Stock issued pursuant to the Debt for Equity Offers were not offered to Existing Stockholders. The degree of dilution increased depending on a number of variables, the main ones being whether or not Stockholders take up their Rights to subscribe for Ordinary Stock under the Rights Issue and the level of participation by noteholders in the Debt for Equity Offers.

Capital stock immediately following the completion of the 2010 Proposals

The authorised, issued and fully paid capital stock of the Bank immediately following completion of the 2010 Proposals is as follows:

	Authorised			Issued and fully paid
	Number Million	Amount € million		Number Million	Amount € million
Maximum Potential Enlarged Capital Stock units of €0.10 each	24,000		€2,400	21,672	€2,167
Deferred Stock of €0.54 each	2,000		€1,080	1,189	€642
2009 Preference Stock of €0.01 each	3,500		€35	1,779	€18
Non-cumulative 1992 Preference Stock of €1.27 each	100		€127	3	€4
Undesignated 1992 Preference Stock of €0.25 each	100		€25	—	—
Non-cumulative 1992 Preference Stock of Stg£1 each	100		£100	1.9	€3
Undesignated non-cumulative 1992 Preference Stock of Stg£0.25 each	100		£25	—	—
Non-cumulative 1992 Preference Stock of US$25 each	8	US$	200	—	—
Undesignated non-cumulative 1992 Preference Stock of US$0.25 each	100	US$	25	—	—

The members of the Bank in General Court may at any time and from time to time by resolution enlarge the capital stock of the Bank by such amount as they think proper. The requirement for the approval in writing by the Minister for Finance before any such resolution (a 'Capital Resolution') can be tabled at an Annual General Court is set out in note 4. Whenever the capital stock of the Bank is so enlarged, the Directors may, subject to various provisions of the Bye-Laws, issue stock to such amount not exceeding the amount of such enlargement as they think proper. All ordinary stock so issued shall rank in equal priority with existing ordinary stock.

Subject to provisions of the Companies Acts, to any rights conferred on any class of stock in the Bank and to the Bye-Laws, the Bank may purchase any of its stock of any class (including any redeemable stock) and may cancel any stock so purchased. The Bank may hold such stock as treasury stock, in accordance with Section 209 of the Companies Act, 1990 (the treasury stock) with the ability to re-issue any such treasury stock on such terms and conditions and in such manner as the Directors may from time to time determine. The Bank shall not make market purchases of its own stock unless such purchases shall have been authorised by a special resolution passed by the members of the Bank at a General Court (a Section 215 Resolution).

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

All Directors (with the exception of Directors appointed by the Government ("Government Appointees") must hold at least 1,000 units of Ordinary Stock.

In accordance with "The Combined Code on Corporate Governance", adopted by the Irish Stock Exchange and the London Stock Exchange, all Directors retire by rotation every three years and, if eligible, may offer themselves for re-election subject to satisfactory performance evaluation. The appointment, removal and retirement of Government Appointees is subject to different arrangements that are set out in Bye-Law 100 of the Bye-Laws.

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

All business is considered to be special business if it is transacted at an Extraordinary General Court as is all business transacted at an Annual General Court other than the declaration of a dividend, the consideration of the accounts, the balance sheet and reports of the Directors and Auditors, the election of Directors in the place of those retiring, the re-appointment of the retiring Auditors, and the determination of the remuneration of the Auditors, all of which is deemed ordinary business. Special business is dealt with by way of a special resolution, which must be passed by not less than three fourths of the votes cast by such members as being entitled so to do, vote in person or, where proxies are allowed, by proxy at a General Court at which not less than 21 days' notice specifying the intention to propose a resolution as a special resolution has been duly given. Ordinary business is dealt with by way of an ordinary resolution which requires a simple majority of the votes cast by the members voting in person or by proxy at a General Court. Where an equal number of votes has been cast on any resolution the chairman of the meeting is entitled to a second or casting vote. The special voting rights of the 2009 Preference Stockholder are referred to at paragraph 2(a) above.

Liquidation Rights

In the event of any surplus arising on the occasion of the liquidation of the Bank the Ordinary Stockholders would be entitled to a share in that surplus pro rata to their holdings of Ordinary Stock.

(b)   Preference stock

The capital of the Bank is divided into ordinary stock and non-cumulative dollar preference stock, non-cumulative sterling preference stock and non-cumulative euro preference stock. At 24 May 2010 there were in issue 1,876,090 units of non-cumulative sterling preference stock and 3,026,598 units of non-cumulative euro preference stock. The holders of non-cumulative sterling and euro preference stock are entitled to a fixed annual dividend in accordance with the terms and conditions relating to the issue of the preference stock. Any dividend which has remained unclaimed for 12 years from the date of its declaration may be forfeited and cease to remain owing by the Bank.

The non-cumulative sterling preference stock and the non-cumulative euro preference stock rank pari passu inter se and the right to a fixed dividend is in priority to the dividend rights of ordinary stock in the capital of the Bank. On a winding up or other return of capital by the Bank, the non-cumulative sterling preference stockholders and the non-cumulative euro preference stockholders are entitled to receive, out of the surplus assets available for distribution to the Bank's members, an amount equal to the amount paid up on their preference stock including any preference dividend outstanding at the date of the commencement of the winding-up or other return of capital. Otherwise the preference stockholders are not entitled to any further or other right of participation in the assets of the Bank.

Bye-Law 7 enables the Directors to issue and allot new preference stock (the "2005 preference stock") which can be either redeemable or non-redeemable, and can be denominated in US dollars, in euro or in sterling. Any preference stock issued under Bye-Law 7 will rank equivalently to the existing euro and sterling preference stock as regards entitlements to dividends. Bye-Law 7 permits the substitution of all of the outstanding preferred securities in the event of the occurrence of a "Trigger Event". A trigger event will occur when the capital adequacy requirements of the Financial Regulator have been, or are expected to be, breached.

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

7.     Limitation on the Rights to Own Securities

Neither the Charter nor the Bye-Laws impose restrictions on the right of non-resident or foreign shareholders to own securities in the Group. See, however, "Exchange Control and Other Limitations Affecting Security Holders" on page 160 for restrictions imposed in the context of EU and UN sanctions.

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

Under the Bye-Laws of the Group any member may be requested to declare by statutory declaration whether he is beneficially entitled to ordinary stock of which he is the registered owner and, if not, to disclose the person or persons for whom he holds such ordinary stock in trust. Such a declaration must be made within 14 days of service of the notice. Failure to respond to the notice in the prescribed period entitles the Directors to serve a disenfranchisement notice on such member with the consequence that the member may not attend or vote, either personally or by proxy, at any General Court of the Bank or exercise any other rights conferred by membership in respect of his holding ordinary stock (the "Default Stock"). In addition, where the default stock amounts to more than 5% of the ordinary stock then in issue of the Bank then the disenfranchement notice can state that no dividend will be payable on the default stock, and that no transfer of the default stock will be registered by, or on behalf of, the Bank. A disenfranchisement notice may continue in effect for as long as the default in respect of which it was issued continues.

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

The Long Term Incentive Plan (2004) is restricted to senior executive officers and focuses on the Group's Total Shareholder Return (TSR) relative to a group of leading European financial services businesses. The TSR takes into account both the Group's stock price performance and dividend payments to stockholders. The Long Term Incentive Plan is median based and competitive relative to other leading financial services businesses in Europe, and provides incentives for eligible management that are aligned with stockholders' interests, and is designed to ensure that the Group continues to recruit, retain and motivate high quality executives. Under the Plan, senior executives may receive conditional awards of stock worth up to one time's salary each year (or up to 1.5 times salary in the case of the Group Chief Executive) but these awards will vest in full only if the Group's total shareholder return over three years is ranked first or second relative to a group of leading European financial services businesses. No awards will vest if the Group's total shareholder return is below the median relative to those companies or if the average Return on Equity ("ROE") is less than 20% per annum.

The Group Executive Stock Option Scheme (2004) focuses on underlying earnings per share ("underlying EPS") growth. The scheme, which is median based and competitive in relation to other leading financial services businesses in Europe, also provides incentives for eligible management that are aligned with stockholders' interests and is designed to ensure that the Group can continue to recruit, retain and motivate high quality executives. Under the scheme, executives may be granted options to purchase stock up to one time's salary each year. Options granted between 2004 and 2007 will only be exercisable if the Group's underlying EPS growth over three years exceeds the increase in the Consumer Price Index by at least 5% per annum compound. For options granted in 2008, 25% will become capable of exercise if the Group's underlying EPS growth is 3% per annum compounded. 100% of options granted in 2008 will become capable of exercise if the Group's underlying EPS growth is 6% per annum compounded. A scaled level of vesting will occur between these two targets, with options lapsing if the minimum target of underlying EPS of 3% per annum compounded is not achieved.

The Group Staff Stock Issue Scheme (2006) was established under profit sharing legislation and approved by the Revenue Commissioners in Ireland. All Irish resident employees (including executive directors of the Bank and of participating companies) are eligible to participate in the scheme. As presently implemented the scheme allows the Group to make an award of free stock up to a maximum of 6% of the salary of eligible employees in any one year, up to a ceiling of €12,700. Subject to being held in trust for a period of three years, the stock is passed to the employee tax free and is thereby a very tax efficient mechanism for creating employee stock ownership. The amount of stock allocated by the directors reflects the Group's performance but cannot exceed 5% of the consolidated profits of the Group in any year. The Stock Incentive Plan (2003) approved by the Inland Revenue of the UK, makes similar provisions for employees of the Group or any participating company resident in the UK.

All of the above stock issue and stock option schemes are subject to a range of flow rate controls approved by the stockholders and which conform to current institutional investor guidelines.

12.   Directors' and Officers' Liability Insurance

Irish company law permits companies to purchase and maintain insurance against directors' and officers' liability. The Bye-Laws of the Group enable the Group to purchase such liability insurance and make it clear that directors are entitled to vote and be counted in the quorum in respect of any resolution concerning the purchase of such insurance.

13.   Material Contracts

See note 54 to the Consolidated Financial Statements for details of material transactions with the Irish Government.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are no restrictions under the Bye-Laws of the Group, presently in force, that limit the right of non-resident or foreign owners, as such, to hold securities of the Group freely or, when entitled, to vote such securities freely. There are currently no Irish foreign exchange controls or laws restricting the import or export of capital, although the Council of the European Union does have the power, under Articles 63 to 66 of the Treaty on the Functioning of the European Union, to impose restrictions on capital movements to and from third countries. There are currently no restrictions under Irish law affecting the remittance of dividends, interest or other payments to non-resident holders of securities of the Group, except in respect of entities and/or individuals detailed in relevant European Union and United Nations sanctions listings received from the Financial Regulator from time to time, for example members of the Taliban and Al-Qaeda networks. The Group also complies with applicable requirements arising in respect of non-cooperative countries and territories ("NCCT"), pursuant to the NCCT initiative of the Financial Action Task Force.

TAXATION

The following summary of certain consequences to US holders (as defined below), or as in the case of Irish taxation, to eligible US holders (also as defined below) of the purchase, ownership and disposition of ADSs or ordinary stock deals only with US holders that hold ADSs or units of ordinary stock as capital assets for Irish and US Federal income tax purposes and does not deal with special classes of holders, such as dealers in securities, traders in securities that elect to use a mark to market method of accounting for their securities holdings, tax-exempt organisations, life insurance companies, persons liable for alternative minimum tax, persons that actually or constructively own 10% or more of the voting stock of the Bank, persons that hold units of ordinary stock or ADSs as part of a straddle or a hedging or conversion transaction, or US holders or eligible US holders whose functional currency is not the US dollar. While the summary discussion relates to material matters relevant to the tax laws of the United States and Ireland, all holders should consult their own tax advisors as to the Irish, US or any other tax consequences of the purchase, ownership and disposition of ordinary stock or ADSs including the effect of any foreign state or local tax laws as they apply to their particular circumstances.

This summary is based (i) on the income tax treaty between Ireland and the United States (the "Tax Treaty"), tax laws, regulations, administrative rulings and court decisions of Ireland and the United States, all as currently in effect and all subject to change at any time, perhaps with retroactive effect, and (ii) in part, on representations of the Depositary, and assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

If a partnership holds the ordinary stock or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner in a partnership holding ordinary stock or ADSs should consult its tax advisor with regard to the US federal income tax treatment of an investment in the ordinary stock or ADSs.

For purposes of this discussion, a "US holder" is a beneficial owner of ADSs or ordinary stock that is, for US federal income tax purposes, (i) a citizen or resident of the US, (ii) a US domestic corporation or an entity taxable as a corporation, (iii) an estate whose income is subject to US federal income tax regardless of its source, (iv) a trust if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorised to control all substantial decisions of the trust.

For purposes of this discussion, an "eligible US holder" is a US holder that is (i) not a resident of Ireland for purposes of Irish taxes, (ii) not engaged in a trade or business in Ireland through a permanent establishment and (iii) otherwise eligible for benefits under the Tax Treaty with respect to income and gain from ordinary stock or ADSs.

For purposes of the Tax Treaty and the US Internal Revenue Code of 1986, as amended (the "Code"), US holders will be treated as the beneficial owners of the ordinary stock underlying the ADSs represented by the ADRs.

Irish Taxation

Dividends:    Dividends paid by an Irish resident company do not carry a tax credit and are generally subject to Dividend Withholding Tax ("DWT") at the standard rate of income tax, currently 20%. This could include dividends paid by the Group with respect to ordinary stock or ADSs. There are a number of exemptions available from DWT including: (i) for ordinary stock, where the recipient is an eligible US holder who completes a relevant declaration and submits same to the Bank's Registration Department prior to the due date of payment of the relevant dividend; and (ii) in relation to dividends paid with respect to ADSs as evidenced by an ADR, where the beneficial holder's address on the register of depositary receipts is located in the US and is held by the Bank of New York or other 'qualifying intermediary' as defined in section 172E Irish Taxes Consolidation Act 1997 (or see list at http://www.revenue.ie/en/tax/dwt/authorised-qualifying-intermediaries.html) or by any intervening 'specified intermediary' as defined in section 172F Irish Taxes Consolidation Act 1997.

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

US Federal Income Taxation

Dividends:    Under the Code and subject to the PFIC rules discussed below, the gross amount of any dividend (including any related applicable DWT) paid by the Bank to a US holder out of its current or accumulated earnings and profits (as determined for US Federal income tax purposes) is subject to US Federal income taxation. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs or ordinary stock and thereafter as capital gain. However, because the Bank does not compute its current or accumulated earnings and profits in accordance with US federal income tax principles, the entire amount of any distribution may be treated as a taxable dividend.

Dividends paid to a non-corporate US holder in taxable years beginning before 1 January 2013 that constitute qualified dividend income will be taxable to the holder at a maximum federal tax rate of 15% provided that the ADSs or ordinary stock are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. The Bank expects that dividends paid by it will generally be qualified dividend income; however, whether any particular payment represents qualified dividend income will depend on the facts and circumstances existing at the time the dividend is paid (including, for example, whether and how the Bank qualifies for benefits under the Tax Treaty). The dividend will not be eligible for the dividends received deduction generally allowed to corporations. The amount of any dividend will be the US dollar value of the euro payment (determined at the spot US dollar/euro exchange rate) on the date of actual or constructive receipt by the US holder, in the case of ordinary stock, or by the Depositary in the case of ADSs, regardless of whether the payment is converted into dollars. Gain or loss, if any resulting from currency exchange fluctuations during the periods from the date or US holder includes the dividend payment on income to the date such US holder converts the payment into US dollars, generally will be ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to certain limitations, any Irish tax (including DWT) withheld and paid over to Ireland will be creditable against the US holder's US Federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% federal tax rate that is applicable to qualified dividend income. To the extent a refund of the tax withheld is available to a US holder under Irish law or the Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against a US holder's US Federal income tax liability.

Dividends paid by the Bank with respect to ADSs or ordinary stock will be income from sources outside the United States and will, depending on a US holder's circumstances, generally be 'passive' income or 'general' income for purposes of computing the foreign tax credit available to a US holder. US holders should consult their own tax advisors concerning the implications of the US foreign tax credit rules in light of their particular circumstances.

Gain on Disposition:    Subject to the PFIC rules discussed below, upon the sale, exchange or other disposition of ADSs or ordinary stock, a US holder will recognise gain or loss, if any, equal to the difference between the US dollar amount realised upon the sale, exchange, or other disposition and the US holder's tax basis in the ADSs or ordinary stock. Capital gain of a non-corporate US holder is generally taxed at preferential rates where the US holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules:    The Bank believes that ADSs and ordinary stock should not be treated as stock of a Passive Foreign Investment Company ("PFIC") for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If, contrary to the Bank's belief, the Bank were to be treated as a PFIC, gain realised on the sale or other disposition of a US holder's ADSs or ordinary stock would in general not be treated as a capital gain. Instead, a US holder would be treated as if it had realised such gain and certain "excess distributions" ratably over its holding period for the ADSs or ordinary stock and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a US holder's ADSs or ordinary stock will be treated as stock in a PFIC if the Bank were a PFIC at any time during such US holder's holding period in its ADSs or ordinary stock. Dividends received by a US holder from the Bank will not be eligible for the special tax rates applicable to qualified dividend income if the Bank is treated as a PFIC with respect to such US holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

DOCUMENTS AVAILABLE THROUGH THE SEC

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. Documents filed with the SEC on or after 4 November 2002 are available on the website maintained by the SEC (www.sec.gov).

RELATIONS WITH STOCKHOLDERS

Communication with stockholders is given high priority. The Group seeks to provide through its Annual Report a balanced, clear assessment of the Group's performance and prospects. It also uses its website (www.bankofireland.com) to provide investors with the full text of the Annual Report and Interim Statement, the Form 20-F (which is filed annually with the US Securities and Exchange Commission) and copies of presentations to analysts and investors as they are made, so that information is available to all stockholders. Annual and interim results presentations are webcast live so that all stockholders can receive the same information at the same time.

Additionally, the Investor Relations section on the Group's website is updated with all Stock Exchange releases as they are made by the Group. The Group has an active and well developed Investor Relations programme, which involves regular meetings by the Group Chief Executive, the Chief Financial Officer and other members of his senior executive team and the Head of Group Investor Relations with the Group's principal institutional stockholders and with financial analysts and brokers. The Directors are kept informed on investor issues through regular reports from Group Investor Relations on the outcome of these meetings. All meetings with stockholders are conducted in such a way as to ensure that price sensitive information is not divulged. In addition, all Directors are encouraged and facilitated to hear the views of investors and analysts at first hand through their participation in conference calls following major announcements. The Court concluded that the objective of keeping Directors fully informed on stockholder views was achieved in the year ended 31 December 2010.

The Governor and/or the Senior Independent Director are available to stockholders if they have concerns that cannot be resolved through the normal channels.

The Group's policy is to make constructive use of the Annual General Court and all stockholders are encouraged to participate. Stockholders are given the opportunity to ask questions at the Annual General Court. The Group's policy is to issue the notice of the Annual General Court at least 20 working days before the meeting in line with the requirements of the Combined Code. However, 21 calendar days' notice of the Annual General Court, held on 19 May 2010, was given to stockholders, due to the need to align the timing of the Annual General Court with that of the Extraordinary General Court held on the same day. Following the implementation in Ireland of the EU Shareholders' Rights Directive, the Bye-Laws have been amended to allow an Extraordinary General Court, other than an Extraordinary General Court called for the passing of a special resolution, to be convened by giving 14 days notice of the meeting. At the Annual General Court, separate resolutions are proposed on each substantially separate issue and voting is conducted by way of poll. The outcome of every general meeting of the Group, including details of votes cast for, against and abstaining, on each resolution, including proxies, are posted on the Group's website as soon as possible afterwards and released to the Irish, London and New York Stock Exchanges. It is usual for all Directors to attend all General Courts to meet stockholders and for the Chairs of the Group Audit, Nomination and Governance and Remuneration Committees to be available to answer relevant questions. In addition a 'Help Desk' facility is available at all General Courts to assist stockholders to resolve any specific queries that they may have.

Item 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risks are unexpected future events that could influence the achievement of the Group's strategic, financial, capital or other objectives. One of the Group's core business objectives is to engage in calculated, profitable risk taking, applying strong risk management skill to ensure risk diversification and the achievement of targeted returns. Proactive identification and management of risk is therefore central to delivery of the Group's strategy and underpins operations throughout the Group.

Discussions on the Group's credit risk are outlined in note 60 on pages F-172 to F-201. Discussions on the Group's liquidity risk are outlined in note 60 on pages F-202 to F-212. Discussions on the Group's market risk are outlined in note 60 on pages F-213 to F-218.

Risk Management approach

The Group follows an integrated approach to risk management to ensure that all material classes of risk are taken into account and that its risk management and capital management strategies are aligned with its overall business strategy. This integrated approach is set out in the Group Risk Framework, which is approved by the Court of Directors (the Court). It describes the Group's formal governance process around risk and the approach to risk identification, assessment, analysis and reporting.

Risk Management Objective, Governance Structure and Organisation

Risk Management Objective

The Group's risk management objective is to ensure that all risks are properly identified, assessed, reported and controlled.

The responsibility for risk management extends throughout the organisation:

•
The Court is responsible for approving high level policy and strategic direction in relation to the nature and scale of risk that the Group is prepared to assume to achieve its strategic objectives. The Court ensures that an appropriate system of internal control is maintained and reviews its effectiveness. It regularly reviews reports on the size and composition of key risks facing the Group as well as the minutes of key committees. The formulation and implementation of risk appetite in the Group was reviewed during 2010 and a new Risk Appetite Framework and Statement was approved by the Court. This new statement includes specific credit limits on sectoral and single name exposures among other qualitative and quantitative risk parameters and it also provides for the implementation of a hierarchy of sectoral credit limits;

•
The Court Risk Committee's (CRC) primary responsibilities are to monitor risk governance and to assist the Court in discharging its responsibilities in ensuring that risks are properly identified, reported, and assessed, that risks are properly controlled and that strategy is informed by and aligned with the Group's risk appetite. It meets at least four times annually and more often if required. The committee met ten times during 2010;

•
The Group Audit Committee (GAC) assists the Court in fulfilling its responsibilities in relation to risk management. It reviews and evaluates the Group's procedures for fraud prevention and detection. It oversees all regulatory contact in all jurisdictions, including inspections, disciplinary matters and emerging developments. It assesses whether management is setting the appropriate 'control culture' through communication, leadership and the timely implementation of recommendations. It also reviews the Annual Governance Controls Review which is a formal annual report of the effectiveness of the Group's system of internal controls and covers all material controls and risk management systems including financial, operational and compliance controls. The committee met fourteen times during 2010; and

•
The Group Risk Policy Committee (GRPC) is appointed by and reports directly to the Court. It is chaired by the Chief Credit & Market Risk Officer (CCMRO) and its membership comprises senior management of the Group. The GRPC exercises its authority as delegated by the Court to approve business initiatives that have material implications for the level or composition of risk and which are consistent with risk appetite and high level policy approved by the Court. The CRC and the Court oversee the decisions of the GRPC through a review of the GRPC minutes. The GRPC delegates specific responsibility for oversight of the major classes of risk (including credit, market, liquidity, operational, regulatory and tax) to specific committees that are accountable to it. It met twenty eight times during 2010; and

The organisational structure for risk management is designed to facilitate reporting and escalation of risk concerns from business units and risk functions to the GRPC, the CRC and the Court, and the communication of approved risk management policies and decisions from the Court and the GRPC to business units.

Risk Management Organisation

The Group's approach to the organisation of risk management is based on three lines of defence:

First line of defence:    Primary responsibility and accountability for risk management lies with line management in individual businesses. Every business unit is responsible for the identification and management of risk at business unit level including the implementation of appropriate controls and reporting to the Group in respect of all major risk events.

Second line of defence:    Central risk management functions are responsible for establishing a risk control framework, formulating risk policy and strategy, providing independent oversight, analysis and reporting of key risks. The Group has two central risk management functions—Credit & Market Risk and Group Governance Risk:

•
Credit & Market Risk is responsible for the independent oversight and underwriting of credit risk and the monitoring of market risk within the Group as well as for the centralised management of certain challenged portfolios. It assists the Court in the setting of risk appetite for the Group and the formulation of credit and market risk policies. It is also responsible for integrated risk reporting within the Group; and

•
Group Governance Risk is responsible for the management of regulatory compliance and operational risk.

Third line of defence:    Group Internal Audit (GIA), which has a direct reporting line to the Chairman of the Group Audit Committee, is responsible for providing control assurance to the Court, the Group Audit Committee, senior management and other stakeholders such as regulatory authorities and the external auditors. GIA also includes Group Credit Review (GCR) and its reviews cover lending units in each division and incorporate an examination of adherence to credit policies and procedures across the various portfolios. GCR also addresses the timeliness of the annual review process and the quality of credit assessment in each portfolio.

RISK STRATEGY AND APPETITE

The Group's risk strategy and risk appetite is set by the Court and reviewed on an ongoing basis by the GRPC, the CRC and the Court.

Risk Strategy

The objectives of risk strategy are to:

•
ensure that all material risks are correctly identified, measured and controlled;

•
allocate clear roles, responsibilities and accountabilities for the management and control of risk within the Group; and

•
raise awareness of and commitment to the principles of sound risk management.

Risk Appetite

Risk appetite defines the amount and nature of risk the Group is prepared to accept in pursuit of its business objectives. It is defined in qualitative terms as well as quantitatively through a series of high level limits covering credit risk, market risk, liquidity and funding risk, pension risk, and capital measures. These high level limits are cascaded into more granular limits and targets across portfolios and business units.

Risk appetite guides the Group in its risk taking and related business activities, having regard to the maintenance of financial stability, solvency and the protection of the Group's core franchises and growth platforms. The Group has defined measures to track its profile against the most significant risks that it assumes. Each of these measures has a defined target level or limit, as appropriate, and actual performance is tracked against these target levels or limits. All measures are reported to the GRPC, the CRC and to the Court.

Risk appetite represents a boundary condition to the Group's strategy. Given the unprecedented deterioration in economic conditions and the resulting strain on the Group's asset quality, capital and funding metrics, the Group is following a strategy designed to reduce its overall risk profile through strengthening its capital ratios, deleveraging its balance sheet and reducing its reliance on wholesale funding.

RISK IDENTIFICATION PROCESS

Risks facing the Group are identified and assessed at least annually through the Group's Risk Identification Process.

Risks that are deemed material to the Group are included in the Group Risk Framework, ownership assigned, appropriate policies put in place and a formalised measurement and management process defined and implemented.

The Group has identified ten key risk types that it believes could have a material impact on its earnings, capital adequacy and on its ability to trade in the future:

Credit risk is the risk of loss arising from a counterparty being unable to meet its contractual obligations to the Group in respect of loans or other financial transactions. This risk includes concentration risk and country risk.

Liquidity risk is the risk that the Group will experience difficulty in financing its assets and/or meeting its contractual payment obligations as they fall due, or will only be able to do so at substantially above the prevailing market cost of funds.

Business and strategic risk is the volatility of the Group's projected outcomes (including income, net worth or reputation), associated with damage to the franchise or operational economics of the business and reflected in the income or net worth of the Group. Typically business risk occurs in a one year timeframe and relates to volatilities in earnings caused by changes in the competitive environment, new market entrants and/or the introduction of new products, inflexibility in the cost base or to anticipate or mitigate a related risk. Strategic risk generally relates to a longer timeframe and pertains to volatilities in earnings, capital adequacy, liquidity and financial prospects arising from a failure to develop or execute an appropriate strategy.

Regulatory risk is the risk arising from a breach of regulatory and compliance guidelines and requirements. Regulatory risk arises from a failure to comply with the laws, regulations or codes applicable to the financial services industry in the jurisdictions in which the Group operates.

Market risk is the risk of loss arising from movements in interest rates, foreign exchange rates or other market prices. Market risk arises from the structure of the balance sheet, the Group's business mix and discretionary risk taking.

Operational risk is the risk of loss arising from inadequate or failed internal processes, people related events and systems, or from external events. It includes legal and contractual risk which is the risk of loss due to litigation arising from errors, omissions, and acts by the Group in the conduct of its business. Operational risk also includes tax compliance risk, which is the risk of loss due to non-compliance with tax legislation and the Group's tax policy.

Pension risk is the risk that the assets of the Group's defined benefit pension schemes fail to generate returns that are sufficient to meet the schemes' liabilities.

Life insurance risk is the volatility in the amount and timing of claims caused by unexpected changes in mortality, morbidity and longevity.

Model risk is the risk of loss resulting from the Group's suite of models (credit, market and operational) inaccurately measuring the risk of the Group's exposures, resulting in the Group mis-pricing deals, holding insufficient capital (economic and/or regulatory) and being subject to economic, regulatory and/or market censure.

Reputation risk is the risk arising from an adverse perception of the Group's image on the part of customers, suppliers, counterparties, stockholders, investors or regulatory authorities.

In addition to, and separate from, the Group's Risk Identification Process, the top five risks facing the Group are identified on a half yearly basis whereby members of the Group Executive Committee (GEC) and the GRPC identify and rank the top five risks facing the Group for consideration by the CRC and the Court. The following criteria are used to identify and assess the top five risks:

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

Economic capital

The Group uses Economic Capital (Ecap) along with regulatory capital as a metric by which risk is assessed, risk based budgets and strategic plans are formulated and an internal risk based capital framework is applied. Ecap is used internally for capital planning as well as for the calculation of risk adjusted returns. The common measure of return on risk used by the Group is Risk Adjusted Return on Economic Capital (RAROC).

Solvency stress testing and scenario analysis

The Group conducts solvency stress tests in order to assess the impacts of adverse scenarios on the Group's impairment charges on financial assets, earnings, capital adequacy, liquidity and financial prospects.

The results of solvency stress tests are used to assess the Group's resilience to adverse scenarios and to aid the identification of potential areas of vulnerability. The tests are applied to the existing risk exposures of the Group and also consider changing business volumes as envisaged in the Group's business plans and strategies. Macroeconomic scenarios of different levels of severity are combined with assumptions on volume changes and margin development. Impacts are measured in terms of potential impairment charges on financial assets, earnings, capital adequacy, liquidity and financial prospects.

Solvency stress test results are presented to the GRPC, the CRC and the Court.

The Group also performs other stress tests to measure exposure to liquidity risk and market risk and for the management and limit setting of individual risks.

RISK REPORTING

Material risks identified under the Group's Risk Identification Process are assessed and their status is reported quarterly by the CCMRO in the Court Risk Report which is reviewed by the GRPC, the CRC and the Court. The content of the report includes an analysis of and commentary on all material risk types as set out on page 215. It also addresses governance and control issues and compliance with risk appetite. Regular updates on emerging risks, risk surveys and relevant international economic or monetary reports are also considered.

In addition, the GRPC, the CRC and the Court consider more frequent formal updates on the key areas of credit and liquidity risk and capital management. The reports also provide data on the external economic environment and management's view of the implications of this environment on the Group's risk profile. The Court Risk Report forms the top of a reporting hierarchy with more detailed risk information being considered by divisional level management. The CRC and the Court also receive risk information through their review of the GRPC minutes and through investigations carried out into specific risk matters.

REGULATORY, COMPLIANCE AND OPERATIONAL RISK

Key Points:

•
One of the key challenges during 2010 was to meet the increasing regulatory compliance requirements. The Group successfully implemented the Central Bank's codes on Mortgage Arrears and Related Party Lending.

•
During 2011 the Central Bank is expected to issue new codes of practice in relation to minimum competency and consumer protection. The Group is examining the implications of these new codes and is engaged in preparatory work in advance of the codes being issued.

Regulatory, compliance and operational risk has increased over the course of the calendar year in light of industry developments and increased regulatory supervision.

Under the CIFS Scheme, the Governor and Group Chief Executive were required to sign a quarterly compliance certificate which certifies compliance with the terms and conditions of the Scheme to the Central Bank. This requirement of the CIFS Scheme ended with the quarter ended 30 September 2010.

The Minister for Finance also has significantly increased powers as part of this Scheme, including the power to appoint non-executive Directors.

The Group, in common with other covered institutions, is subject to close supervision by the Central Bank. The Central Bank has the power to appoint observers to attend the Court, the Group Risk Policy Committee (GRPC), ALCO, the Group Liquidity Committee, the Group Regulatory, Compliance and Operational Risk Committee (GRCORC), the Group Credit Committee (GCC), the Group Audit Committee (GAC) and the Court Risk Committee (CRC).

The Court oversees regulatory compliance with the extensive supervisory and regulatory regimes to which the Group is subject, principally in Ireland, the UK and the US, and the Group's operational risks, through:

•
risk reports presented to the GAC and the CRC—the Head of GRCOR reports to both committees semi annually;

•
the Group Regulatory, Compliance and Operational Risk Committee (GRCORC), a committee appointed by the GRPC. The minutes of GRCORC meetings are made available to the GRPC and the Head of Group Regulatory, Compliance and Operational Risk reports to the GRPC semi annually; and

•
a Regulatory, Compliance and Operational Risk status update included in the Court Risk Report presented to the GRPC, the CRC and the Court on a quarterly basis.

The GRCORC discharges its responsibilities principally through its meetings at which a comprehensive report on Regulatory, Compliance and Operational Risk is presented by the Group Regulatory, Compliance and Operational Risk (GRCOR) function. In addition, the Committee receives presentations from Business and Support Units concerning their particular operations and addressing the management of those risks as they arise within them. In addition the Committee determines the Top Risks (of a Regulatory, Compliance and Operational Risk nature) facing the Group.

The GRCOR function supports the GRCORC and manages the Group's risks associated with operations, regulatory compliance, data privacy, business continuity, and compliance with legislation including anti-money laundering. It also reviews upstream risks in relation to regulatory, compliance and operational risk developments.

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

The Group's regulatory and compliance practices are governed by policy formulated by the GRCORC and approved by the GRPC, on behalf of the Court. This requires the conduct of business in accordance with applicable regulations and with an awareness of regulatory and compliance risk by all employees.

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

OPERATIONAL RISK

Definition

Operational risks are present in the Group's business, through inadequate or failed internal processes (including financial reporting and risk monitoring processes), Information Technology (IT) or equipment failures or the failure of external systems and controls including those of the Group's suppliers or counterparties (supplier and counterparty systems, controls and processes) being entirely outside the control of the Group or from people related or external events, including the risk of fraud and other criminal acts carried out against the Group. In the case of legal and contractual risk, this includes the risk of loss due to litigation arising from errors, omissions, and acts by the Group in the conduct of its business.

Management of Operational Risk

The Group has established a formal approach to the management of operational risk in the form of the 'Operational Risk Management Framework' to identify, assess, monitor and manage operational risks which may impact the achievement of the Group's business objectives. It consists of:

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

The Group's exposure to operational risk is governed by policy formulated by the GRCORC and approved by the GRPC, on behalf of the Court. Policies for management of specific aspects of operational risk are approved and monitored by GRCORC.

Business units are responsible for effective implementation of the operational risk policy, and the head of each business unit provides the GRCOR function with a certificate of compliance with the requirements of the policy semi-annually. In addition, the GRCOR function monitors compliance through review of management reports made available by the business units; through periodic visits to business and support functions to inspect practices and compliance with policies; and through monitoring of the nature, scale and frequency of loss events.

Risk Mitigation

The Group implements specific policies and risk mitigation measures for key risks, including financial crime, data protection and privacy and business contingency planning risks. This strategy is further supported by risk transfer mechanisms such as the Group's insurance programme, whereby selected risks are reinsured externally.

Risk Reporting

The Head of the GRCOR function reports to the GRCORC on the status of operational risk in the Group, including status of these key risks across the Group and progress of risk mitigation initiatives, significant loss events and the nature, scale and frequency of overall losses.

BUSINESS AND STRATEGIC RISK

Key Points:

•
Competitive pressures and margin and cost challenges have increased business risk during the year.

•
The Group's strategic plan is currently under review given external developments such as PCAR/PLAR.

Definition

Business risk is the volatility of the Group's projected outcomes (i.e. income, net worth or reputation), associated with damage to the franchise or operational economics of a Group's business and reflected in the income or net worth of the Group. It includes volatilities caused by changes in the competitive environment, new market entrants, new products or failure to develop and execute a strategy or anticipate or mitigate a related risk. Typically business risk occurs in a one year time-frame and relates to volatilities in earnings caused by changes in the competitive environment, new market entrants and/or the introduction of new products or inflexibility in the cost base. Strategic risk relates generally to a longer timeframe and pertains to volatilities in earnings arising from a failure to develop or execute an appropriate strategy.

Risk management, measurement and reporting

The Group reviews business and strategic risk as part of the annual risk identification process. The risk is managed on a divisional basis, and measured quarterly, with a scorecard addressing moves in key indicators around income diversification, margin trends, customer advocacy, direct and indirect costs and staff turnover and engagement. Input from the Group's divisions is collated by Risk Strategy Analysis and Reporting, who liaise with Group Finance to provide an overall group context and assess the impact of changes in the environment on the Group's business plan. An update is provided quarterly in the Court Risk Report.

Risk mitigation

The Group's main mitigants for business risk include the diversification of income streams across products, segments, business sectors and locations and good employee relations. Flexibility in cost base also helps mitigate business risk. The Group depends in part on the continued service of key members of its management team. The ability to continue to attract, train, motivate and retain highly qualified professionals is a key element of the Group's strategy.

PENSION RISK

Key point:

•
The Group has carried out an extensive review of its pension schemes to address the pension deficit, and has implemented a series of benefit reductions which have delivered a reduction of approximately 50% of the IAS 19 deficit at 31 December 2009. In addition to existing cash contributions, the Group expects to make discretionary cash contributions to the schemes so as to eliminate the remaining IAS 19 deficit (approximately 50% as at 31 December 2009) over approximately six years.

Definition

Pension risk is the risk that the assets in the Group's defined benefit pension schemes fail to generate returns that are sufficient to meet the schemes' liabilities and the sponsor makes up the shortfall, or a significant part of it. This risk crystallises when a deficit emerges of a size which implies a material probability that the liabilities will not be fully met.

Risk management, measurement and reporting

The Group maintains a number of defined benefit pension schemes for past and current employees. The Group's net IAS 19 pension deficit at 31 December 2010 was €424 million (31 December 2009: €1.6 billion). During the year the Group carried out a comprehensive review of all aspects of its pension provision. A number of changes were made to pension benefits, with the result that the liabilities of the schemes reduced giving rise to a reduction of approximately 50% of the IAS 19 deficit as at 31 December 2009.

The investment policy pursued to meet the Scheme's estimated future liabilities is a matter for the Trustees and the Scheme's Investment Committee. The Group, as sponsor, is afforded an opportunity to communicate its views on investment strategy to the Trustees and receives regular updates including scenario analysis of pension risk. The GRPC reviews pension risk and the Court is informed quarterly of the GRPC's risk deliberations through a review of the GRPC proceedings and through the Court Risk Report.

Risk mitigation

In order to mitigate pension risk, a new scheme was introduced in 2006 for all new entrants which adjusted terms for new members (see note 44 to the Consolidated Financial Statements). In 2010, the Group carried out an extensive pensions review exercise in order to address the pension deficit by a combination of benefits restructuring and additional employer contributions over a period of time. To date, the Group has received in excess of 99% acceptance from individual active members of five of its pension schemes, including the main Bank Staff Pensions Fund, to a series of benefit reductions which have delivered a reduction of approximately 50% in the total deficit across all schemes relative to the 31 December 2009 IAS 19 deficit position. As the proposals have been accepted by staff and have been implemented, the Group expects to make discretionary cash contributions, in addition to existing cash contributions, to the schemes so as to eliminate the remaining approximately 50% of the IAS 19 deficit as at 31 December 2009 over approximately six years.

REPUTATION RISK

Key point:

•
The reputation of the Group continues to be negatively impacted by the ongoing financial crisis. Against this negative backdrop, the Group continually strives to be positively differentiated from other banks operating in the markets where we do business.

Definition

Reputation risk is defined as the risk of loss/volatility of earnings arising from adverse perception of the Group's image on part of the customers, suppliers, counterparties, stockholders, investors and regulators. This risk typically materialises through a loss of business in the areas affected.

The Group uses business and management processes to manage this risk.

Risk management, measurement and reporting

Group Communications is the primary function responsible for managing reputation risk. It includes all external and internal communications, public affairs and corporate responsibility, helping to reinforce the Group's reputation with its employees, customers, government, general public and the wider community.

Reputation risk indicators are tracked on an ongoing basis. These indicators include external market conditions and risk events which may have the potential to impact reputation.

The Group reviews reputation risk as part of the annual risk identification process. Quarterly updates are reported to the GRPC, the CRC and the Court as part of the Court Risk Report.

Risk mitigation

A wide range of processes and structures are used to identify, assess and mitigate the potential risk to the Group's reputation. Managing the Group in a manner that ensures that the potential impact on the Group's reputation is taken into account in decision making is paramount in mitigating against reputation risk.

CAPITAL MANAGEMENT

Capital Management Objectives and Policies

The objectives of the Group's capital management policy are to at all times comply with regulatory capital requirements and to ensure that the Group has sufficient capital to cover the risks of its business and support its strategy. It seeks to minimise refinancing risk by managing the maturity profile of non-equity capital whilst the currency mix of capital is managed to ensure that the sensitivity of capital ratios to currency movements is minimised.

The capital adequacy requirements set by the Central Bank are used by the Group as the basis for its capital management. These requirements set a floor under which capital levels must not fall. The Group seeks to maintain sufficient capital to ensure that even under stressed conditions these requirements are met.

The EU Capital Requirements Directive (CRD) came into force on 1 January 2007 and is divided into three sections commonly referred to as Pillars. Pillar I introduced the Internal Ratings Based Approach (IRBA) which permits banks to use their own internal rating systems to calculate their capital requirements for credit risk. Use of IRBA is subject to regulatory approval. Where credit portfolios are not subject to IRBA, the calculation of the minimum capital requirements is subject to the Standardised Approach.

Pillar II of the CRD deals with the regulatory response to the first pillar whereby banks undertake an Internal Capital Adequacy Assessment Process (ICAAP) which is then subject to supervisory review.

Pillar III of the CRD (Market Discipline) involves the disclosure of a range of qualitative and quantitative information relating to capital and risk. The Group most recently disclosed this information on 18 June 2010.

The CRD also introduced a requirement to calculate capital requirements, and to set capital aside, with respect to operational risk. The Group is also required to set capital aside for market risk.

The Group also considers other methodologies of capital metrics used by rating agencies. Separately it also calculates economic capital based on its own internal models.

The Group stress tests the capital held to ensure that under stressed conditions, it continues to comply with regulatory minimum ratios.

Item 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

The Bank of New York Mellon as Depositary, collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal, or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

Fees and direct and indirect payments made by the Depositary to the Group

The Depositary has agreed to reimburse certain Group expenses related to the Group's ADS programme and incurred by the Group in connection with the ADS programme. For the period ended 31 December 2010, the Depositary reimbursed to the Group, or paid amounts on its behalf to third parties, a total sum of €253,530.

The table below sets forth the categories of expense that the Depositary has agreed to reimburse the Group and the amounts reimbursed for the year ended 31 December 2010.

Category of expense reimbursed to the Group	Amount reimbursed for the Year ended 31 December 2010 $
NYSE listing fees	—
Investor Relations programme support*	175,000
Total	175,000

*
The reimbursement of $175,000 includes $42,675 NYSE annual fee for listing ADS which Bank of Ireland paid directly to NYSE.

The table below sets forth the types of expense that the Depositary has paid to third parties and the amounts reimbursed for the Year ended 31 December, 2010:

Category of expense waived or paid directly to third parties	Amount reimbursed for the Year ended 31 December 2010 $
NYSE listing fees
Printing, distribution and administration costs paid directly to third parties in connection with US shareholder communications and AGC related expenses in connection with the ADS program	78,530
Total	78,530

The Depositary has also agreed to waive fees for standard costs associated with the administration of the ADS program and has paid certain expenses directly to third parties on behalf of the Group.

APPENDIX TO PART I

DEFINITIONS

€0.10 Ordinary Stock	the units of Ordinary Stock following Renominalisation;
ACSM Hybrids
the Bank UK Holdings plc €600 million (of which €253 million is outstanding) 7.4% Guaranteed Step-up Callable Perpetual Preferred Securities and the Bank UK Holdings plc £350 million (of which £40 million is outstanding) 6.25% Guaranteed Callable Perpetual Preferred Securities;
Admission
the admission of units of stock to the Official Lists becoming effective in accordance with the Listing Rules and the admission of such stock to trading on the Irish Stock Exchange's and London Stock Exchange's markets for listed securities becoming effective in accordance with the Admission to Trading Rules and the Admission and Disclosure Standards respectively;
AFS	available for sale;
2011 Allotment Instruments	each instrument delivered to holders thereof pursuant to the Debt for Equity Offers and issued with the benefit of the Allotment Instrument Deed Poll convertible into Debt for Equity Stock;
2010 Allotment Instruments
each instrument delivered to holders thereof pursuant to the Debt for Equity Offers and issued with the benefit of the Allotment Instrument Deed Poll convertible into Conversion Ordinary Stock, the nominal value of which will not exceed €200,000,000;
Annual General Court or AGC	an annual general meeting of stockholders of the Bank;
Bank of Ireland Eligible Bank Assets	those assets of the Group that are designated as Eligible Bank Assets;
Central Bank	the Central Bank of Ireland;
Central Bank Acts	the Central Bank Acts, 1942 to 2010 (as amended);
CIFS Guarantee Scheme	the Credit Institutions (Financial Support) Scheme 2008 (S.I. No 411 of 2008);
Closing Price	the closing middle-market quotation of a unit of Ordinary Stock as derived from the Daily Official List;
Combined Code	the Combined Code on Corporate Governance issued by the UK Financial Reporting Council;
Consumer Protection Code	code issued by the Financial Regulator in August 2006 which applies to entities regulated by the Financial Regulator;
Control Resolution
a resolution of those Stockholders who are entitled to so vote for the approval of any agreement or transaction (including a merger) whereby, or in consequence of which, Control of the Group, or substantially all of the Group's business, is or may be acquired by any person or persons (excluding any government concert party) acting in concert and which for the avoidance of doubt shall include any resolution to approve a scheme of arrangement pursuant to section 201 of the Companies Act 1963 pursuant to which a takeover of the Group (within the meaning of the Irish Takeover Panel Act 1997 Takeover Rules (as amended, replaced or substituted from time to time)) would be effected or approved or a merger or division of The Bank pursuant to the European Communities (Mergers and Divisions of Companies) Regulations, 1987 (Statutory Instrument 137 of 1987) or a merger of The Bank pursuant to the European Communities (Cross-Border Mergers) Regulations 2008 (Statutory Instrument 157 of 2008);

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
Revised 2011 EU Restructuring Plan
a restructuring plan for a bank for submission to the European Commission under EU State aid rules for the purpose of establishing the bank's long term viability without State support, adequate burden sharing and measures to minimise any distortion of competition arising from State aid provided to the bank;
Approved 2010 EU Restructuring Plan
the EU restructuring plan for the Group to be approved by the European Commission following negotiations based on the draft plan prepared by the Bank and submitted by the Department of Finance on 30 September 2009;
Existing Stock	the units of Ordinary Stock in issue as at 26 April 2010;
Extraordinary General Court or EGC	an extraordinary general meeting of stockholders of the Bank;

Financial Regulator	the Irish Financial Services Regulatory Authority;
Fully Paid Rights	rights which are provisionally allotted to Qualifying Stockholders pursuant to the Rights Issue and which are recorded in the register of the Bank as having been paid at the Rights Issue Price;
Government Appointee	a director appointed by a Government Preference Stockholder or the Minister for Finance pursuant to the CIFS Guarantee Scheme;
Government Transaction
means the entry into the 2011 Transaction Agreement, including the State Placing and the obligation of the NPRFC, to underwrite the Rights Issue, the issue of the Contingent Capital Instrument to the State and the entry into the Minister's Letter;
Hybrid/Preferred Securities
Bank of Ireland Capital Funding (No. 1) LP, €600,000,000 Fixed Rate/Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities, the LP2 Securities, the LP3 Securities and Bank of Ireland Capital Funding (No. 4) LP £500,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities;
Institutional Placing	the placing of Ordinary Stock with institutional investors (but excluding the NPRFC);
Joint Bookrunners or joint bookrunners	Citi, Credit Suisse, Davy, Deutsche Bank and UBS;
Minister for Finance or Minister	the Minister for Finance of Ireland;
NAMA	the National Asset Management Agency and, where the context permits, other members of NAMA's group including subsidiaries and associated companies. For further information refer to www.nama.ie;
National Pensions Reserve Fund	the fund established by the National Pensions Reserve Fund Act, 2000 to meet (insofar as possible) the costs of Ireland's social welfare and public service pensions from 2025 onwards;
Nil Paid Rights	rights to acquire Rights Issue Stock, where the amount payable on acceptance of the offer of Rights Issue Stock has not been paid;
NPRFC
the National Pensions Reserve Fund Commission, established by the National Pensions Reserve Fund Act 2000 to, inter alia, control, manage and invest the assets of the National Pensions Reserve Fund. References herein to the NPRFC mean the NPRFC acting in its capacity as controller and manager of the National Pensions Reserve Fund;
NPRFC Coupon Ordinary Stock	184,394,378 units of Ordinary Stock issued to the NPRFC on Monday 22 February 2010 in lieu of the cash dividend otherwise due on the 2009 Preference Stock;

NPRFC Investment	the subscription by the NPRFC for €3.5 billion of 2009 Preference Stock in the Bank and the issue of the Warrants completed on 31 March 2009;
NPRFC Placing	the proposed conversion by the NPRFC of units of 2009 Preference Stock to units of Ordinary Stock as part of the Placing;
NPRFC Placing Fee	a fee payable to the NPRFC equal to 1% of the subscription price for all units of 2009 Preference Stock converted pursuant to the NPRFC Placing;
NPRFC Placing Price	€1.80 per unit of Ordinary Stock issued under the NPRFC Placing;
Participating Institution	a credit institution designated by the Minister for Finance as a participating institution in accordance with the provisions of section 67 of the NAMA Act;
Placees	persons with whom Placing Stock is to be placed, including, in the case of the NPRFC Placing and where the context so permits, the NPRFC;
Placing Stock	the 326,797,386 units of Ordinary Stock to be issued by the Bank pursuant to the Institutional Placing;
Preference Stock	means the 2009 Preference Stock and the 1992 Preference Stock;
2011 Proposals	the Debt for Equity Offers, the State Placing, the Rights Issue, the entry into the Transaction Agreement and the issue of the Contingent Capital Instrument;
2010 Proposals	the Institutional Placing, the Rights Issue, the Debt for Equity Offers and the Government Transaction;
Qualifying Stockholders	holders of Ordinary Stock on the register of members of the Bank at the Record Date and Placees (excluding the NPRFC in respect of the NPRFC Coupon Ordinary Stock);
Record Date	5.00 p.m. on 17 May 2010;
Record Date Stock	units of Ordinary Stock in issue as at the Record Date;
Renominalisation	the reduction of the nominal value of units of Ordinary Stock from €0.64 each to €0.10 each and creation of Deferred Stock;
Resolutions	the resolutions proposed at the Extraordinary General Court of 19 May 2010, excluding the resolution to reduce the stock premium of the Bank;
Rights	rights to acquire Rights Issue Stock in the Rights Issue;
Rights Issue	the offer by way of rights to Qualifying Stockholders to acquire Rights Issue Stock.
State Placing	the potential placing of up to 794,912,043 units of new Ordinary Stock with the NPRFC;
TFEU	The Treaty on the Functioning of the European Union;

Thirty Day Average Price	(i) 100% of the average daily closing price of the Ordinary Stock on the Irish Stock Exchange over the 30 dealing days immediately preceding the original scheduled dividend declaration date, (in the event that the Ordinary Stock issued in the event of non-payment of dividends on the 2009 Preference Stock is settled on the dividend payment date to which it relates); or

(ii) 95% of the average daily closing price of the Ordinary Stock on the Irish Stock Exchange over the 30 dealing days immediately preceding the original scheduled dividend declaration date (in the event that the Ordinary Stock, issued in the event of non-payment of dividends on the 2009 Preference Stock, is settled after the dividend payment date to which it relates);
2011 Transaction Agreement
means the transaction agreement dated 18 June 2011 between the Bank, the NPRFC, the NTMA, the Minister for Finance, the Joint Sponsors and Joint Bookrunners, including the annex to the Transaction Agreement setting out the term sheet of the Contingent Capital Instrument (which is subject to contract) and including the obligation to enter into the Minister's Letter;
2010 Transaction Agreement	the transaction agreement between the Bank, the NPRFC and the Minister for Finance entered into in connection with the Government Transaction;
Transaction Fee	the transaction fee of €22 million payable to the NPRFC at the closing of the NPRFC Placing;
Underwriters	the Joint Bookrunners;
Underwriting Agreement	the underwriting and sponsors' agreement dated 26 April 2010 between the Bank and the Underwriters relating to the Institutional Placing and the Rights Issue;
Warrant Cancellation	the cancellation of the Warrants in return for the payment of €491 million by the Bank to the NPRFC;

PART II

Item 13    DEFAULTS, DIVIDEND ARREARAGES & DELINQUENCIES

None.

Item 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS & USE OF PROCEEDS

See Item 8 and note 48 of the Consolidated financial statements for a discussion of changes to preferential shares relevant to holders of ordinary shares.

Item 15    CONTROLS AND PROCEDURES

(a)   Evaluation Disclosure Controls and Procedures

An evaluation has been completed under the supervision and with the participation of the Group's management, including the Group Chief Executive and the Group Chief Financial Officer, of the effectiveness of the design and operation of the Group's disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures are defined in Exchange Act Rules 13a-15(e) and generally refer to those controls and procedures designed to ensure that information required to be disclosed in reports filed under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within specific time periods. As of the date of the evaluation, the Group's management, including the Group Chief Executive and Group Chief Financial Officer, concluded that the design and operation of these disclosure controls and procedures were effective.

(b)   Management's Annual Report on Internal Control over Financial Reporting

The management of the Group is responsible for establishing and maintaining adequate internal control over financial reporting. The Group's internal control over financial reporting is a process designed under the supervision of the Group Chief Executive and the Group Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as adopted by the European Union and the IASB.

Management assessed the effectiveness of the Group's internal control over financial reporting as of 31 December 2010 based on the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of 31 December 2010 the Group's internal control over financial reporting was effective.

Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. See section 'Corporate Governance Statement: Internal Controls' for additional information.

PricewaterhouseCoopers, an independent registered public accounting firm, audited the consolidated financial statements of the Group for the twelve month period ended 31 December 2010, and has issued an audit report on the effectiveness of Group's internal controls over financial reporting as of 31 December 2010.

(c)   Attestation Report of registered public accounting firm

Please see Report of independent registered public accounting firm on internal control over financial reporting on page F-3.

(d)   Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16

Item 16A    Audit Committee Financial Expert

The Group Audit Committee comprises only independent non-executive Directors as described in the NYSE guidelines. The Court has determined that the Committee members' collective skills together with their recent and relevant financial experience enable the Committee to discharge its responsibilities.

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

Item 16C    Principal Accountant Fees and Services

During the year, the audit committee operated a comprehensive policy on the provision of non-audit services by the principal accountant to the Group. This policy provides for the pre-approval of all non-audit services as well as the prohibition on the provision of certain other named services by the Group's auditor, PricewaterhouseCoopers. Management seeks annual pre-approval for certain categories of services which may be rendered by PricewaterhouseCoopers, along with budgets attaching to each category, which cannot be exceeded without the prior approval of the Committee. Any assignment outside of the approved categories or which would cause fees to exceed the agreed budget must be pre-approved by any one member of the Audit Committee and notified to the Audit Committee for ratification at its next meeting. Management periodically reports to the Audit Committee the amount of fees committed in respect of each category of service. For further details see note 13 of the Consolidated Financial Statements.

Item 16D    Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

As at 31 December 2009, 11,215,125 units of ordinary stock held by the Group's life assurance company were categorised as'own shares'. There was a net disposal of 5,520,953 units of ordinary stock by the life assurance company during the twelve month period ended 31 December, 2010. At 31 December 2010 the Group's life assurance company held 5,694,172 units of ordinary stock as 'own shares'.

Item 16F    Changes in Registrant's Certifying Accountants

Not applicable.

Item 16G    Corporate Governance

As noted on page 188, with the exception of certain provisions of the Credit Institutions (Stabilisation) Act, 2010, which was signed into Irish law on 21 December 2010 (see note 54(a) to the Consolidated Financial Statements), there are no significant differences between the Group's corporate governance practices and the requirements of the NYSE applicable to US companies.

PART III

Item 17    FINANCIAL STATEMENTS

Not applicable

Item 18    FINANCIAL STATEMENTS

Financial Statements on F-4 to F-224

Item 19    EXHIBITS

1.1	—	Charter & Acts (incorporated by reference to Exhibit 1.1 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended 31 March, 2001, File No. 1-14452).
1.2	—
Bye-Laws (incorporated by reference to Exhibit 1-2 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended 31 December 2009, File No. 1-14452).
4.1	—
Rules of the Bank of Ireland Group Stock Options Scheme—2004 (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended 31 March, 2001, File No. 1-14452).
4.2	—
Rules of the Bank of Ireland Group Long Term Performance Stock Plan (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended 31 March, 2001, File No. 1-14452).
4.3	—
Rules of the Bank of Ireland Group Long Term Incentive Plan 2004 and Executive Stock Option Scheme 2004 (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended 31 March, 2006, File No. 1-14452).
4.4	—
Rules of the Bank of Ireland Group Staff Stock Issue 2006 (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended 31 March, 2006, File No. 1-14452).
4.5	—
Transaction Agreement between The Minister for Finance, The National Pensions Reserve Fund Commission and The Governor and Company of the Bank of Ireland, dated 26 April 2010 (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended 31 December, 2009, File No. 1-14452).
4.6	—
Placing and Rights Issue Underwriting and Sponsors' Agreement, dated 26 April 2010 (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended 31 December, 2009, File No. 1-14452).
4.7	—
Transaction Agreement between The Minister for Finance, The National Pensions Reserve Fund Commission, The National Treasury Management Agency, The Governor and Company of the Bank of Ireland, The Sponsers and the Joint Bookrunners dated 18 June 2011.
8	—	List of significant subsidiaries—incorporated by reference to page of this Form 20-F.
12.1	—	Certification by the Chief Executive Officer as required by Section 302 of Sarbanes-Oxley Act of 2002.

12.2	—	Certification by the Chief Financial Officer as required by Section 302 of Sarbanes-Oxley Act of 2002.
13.1	—	Certification by the Chief Executive Officer as required by Section 906 of Sarbanes-Oxley Act of 2002.
13.2	—	Certification by the Chief Financial Officer as required by Section 906 of Sarbanes-Oxley Act of 2002.

BANK OF IRELAND GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended 31 December 2010

BANK OF IRELAND GROUP

STATEMENT OF DIRECTORS' RESPONSIBILITIES

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

Irish company law requires the Directors to prepare financial statements which give a true and fair view of the state of affairs of the Bank and the Group and of the profit or loss of the Group. In preparing these financial statements for the year ended 31 December 2010, the Directors are required to:

•
Select suitable accounting policies and then apply them consistently;

•
Make judgments and estimates that are reasonable and prudent;

•
State that the financial statements comply with IFRS adopted by the EU and IFRS issued by the IASB; and

•
Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Bank and enable them to ensure that the financial statements are prepared in accordance with IFRS and IFRIC interpretations endorsed by the European Union and with those parts of the Companies Acts, 1963 to 2009 applicable to companies reporting under IFRS and Article 4 of the IAS Regulation and the European Communities (Credit Institutions: Accounts) Regulations, 1992. They are also responsible for safeguarding the assets of the Bank and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are also required by the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Financial Regulator to include a management report containing a fair review of the business and a description of the principal risks and uncertainties facing the Group. Statutory Instrument number 450 of 2009 'European Communities (Directive 2006/46/EC)' (S.I. 450) requires the Directors to make a statement with a description of the main features of the internal control and risk management systems in relation to the process for preparing consolidated accounts for the Group and its subsidiaries.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Bank's website.

Legislation in Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors confirm that, to the best of each Director's knowledge and belief:

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

BANK OF IRELAND GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Court of Directors and members of The Governor and Company of the Bank of Ireland

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of other comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity present fairly, in all material respects, the financial position of The Governor and Company of the Bank of Ireland (the 'Group') and its subsidiaries at 31 December 2010 and 31 December 2009 and the results of their operations and cash flows for the year ended 31 December 2010, the nine month period ended 31 December 2009 and the year ended 31 March 2009, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also, in our opinion the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The Group's management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control over Financial Reporting" appearing under item 15(b) of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Group's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin
Ireland

25 May 2011

BANK OF IRELAND GROUP

CONSOLIDATED INCOME STATEMENT

	Notes	Year ended 31 December 2010 €m	9 Months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Interest income	3	5,179	4,188	9,717
Interest expense	4	(2,960)	(2,009)	(6,047)

Net interest income		2,219	2,179	3,670
Net insurance premium income	5	969	665	1,069
Fee and commission income	6	633	474	717
Fee and commission expense	6	(257)	(255)	(232)
Net trading income / (expense)	7	225	(28)	(307)
Life assurance investment income and gains / (losses)	8	474	958	(1,570)
Gain on subordinated liability management	9	1,402	1,037	—
Other operating income	10	199	31	73

Total operating income		5,864	5,061	3,420
Insurance contract liabilities and claims paid	11	(1,268)	(1,462)	537

Total operating income, net of insurance claims		4,596	3,599	3,957
Other operating expenses	12	(1,803)	(1,387)	(2,121)
Impairment of goodwill and other intangible assets		—	—	(304)
Impact of amendments to defined benefit pension schemes	44	733	—	—

Operating profit before impairment charges on financial assets and loss on NAMA		3,526	2,212	1,532
Impairment charges on financial assets (including assets sold or held for sale to NAMA)	14	(2,284)	(4,057)	(1,513)
Loss on sale of assets to NAMA including associated costs	15	(2,241)	—	—

Operating (loss) / profit		(999)	(1,845)	19
Share of results of associates and joint ventures (after tax)	16	49	35	(42)
Loss on disposal of business activities	17	—	(3)	—

Loss before taxation		(950)	(1,813)	(23)
Taxation credit	18	341	344	41

(Loss) / profit for the period		(609)	(1,469)	18

Attributable to non-controlling interests		5	(9)	(35)
Attributable to stockholders		(614)	(1,460)	53

(Loss) / profit for the period		(609)	(1,469)	18

Earnings per unit of €0.10 ordinary stock (cent) (2009: €0.64 cent)	19	(21.7c )	*(106.3c )	*2.7c

Diluted Earnings per unit of €0.10 ordinary stock (cent) (2009: €0.64 cent)	19	(21.7c )	*(106.3c )	*2.7c

*
Restated to reflect the bonus element of the rights issue which took place in June 2010 (see note 19)

The notes on pages F-46 to F-224
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

	Year ended 31 December 2010 €m	9 Months ended 31 December 2009 €m	Year ended 31 March 2009 €m
(Loss) / profit for the period	(609)	(1,469)	18
Other comprehensive income, net of tax:

Net change in revaluation reserve	(15)	(53)	(96)

Cash flow hedge reserve
Changes in fair value	(105)	(419)	19
Transfer to income statement	380	501	(559)

Net change in cash flow hedge reserve	275	82	(540)

Available for sale reserve
Changes in fair value	(354)	973	(1,108)
Transfer to income statement (pre tax)	134	(49)	(5)

Net change in available for sale reserve	(220)	924	(1,113)

Net actuarial gain / (loss) on defined benefit pension funds	391	(74)	(544)
Foreign exchange translation gains / (losses)	157	117	(528)
Other comprehensive income for the period net of tax	588	996	(2,821)

Total comprehensive income for the period net of tax	(21)	(473)	(2,803)

Total comprehensive income attributable to equity stockholders	(26)	(464)	(2,768)
Total comprehensive income attributable to non-controlling interests	5	(9)	(35)

Total comprehensive income for the period net of tax	(21)	(473)	(2,803)

The effect of tax on these items is shown in note 18.

The notes on pages F-46 to F-224
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED BALANCE SHEET

	Notes	At 31 December 2010 €m	At 31 December 2009 €m
ASSETS
Cash and balances at central banks		1,014	4,241
Items in the course of collection from other banks		491	400
Trading securities	20	151	403
Derivative financial instruments	21	6,375	5,824
Other financial assets at fair value through profit or loss	22	10,045	9,679
Loans and advances to banks	23	7,458	5,031
Available for sale financial assets	24	15,576	20,940
NAMA senior bonds	25	5,075	—
Loans and advances to customers	26	114,457	119,439
Assets held for sale to NAMA	27	804	9,581
Interest in associates	29	26	23
Interest in joint ventures	30	199	194
Intangible assets—goodwill	31	44	48
Intangible assets—other	31	408	459
Investment properties	32	1,304	1,265
Property, plant and equipment	33	372	404
Current tax assets		125	134
Deferred tax assets	43	1,128	865
Other assets	34	2,291	2,170
Retirement benefit asset	44	11	6
Other assets classified as held for sale	35	119	—

Total assets		167,473	181,106

EQUITY AND LIABILITIES
Deposits from banks	36	41,075	17,903
Customer accounts	37	65,443	84,812
Items in the course of transmission to other banks		293	198
Derivative financial instruments	21	5,445	6,037
Debt securities in issue	38	28,693	43,144
Liabilities to customers under investment contracts	39	5,271	5,050
Insurance contract liabilities	39	7,188	6,658
Other liabilities	41	3,102	2,778
Current tax liabilities		139	121
Provisions	42	64	142
Deferred tax liabilities	43	91	134
Retirement benefit obligations	44	435	1,638
Subordinated liabilities	40	2,775	6,053
Liabilities held for sale to NAMA		—	1
Other liabilities classified as held for sale	35	52	—

Total liabilities		160,066	174,669

Equity
Capital stock	46	1,210	699
Stock premium account	47	3,926	4,092
Retained earnings		3,740	3,263
Other reserves		(1,510)	(1,580)
Own stock held for the benefit of life assurance policyholders		(15)	(87)

Stockholders' equity		7,351	6,387
Non-controlling interests		56	50

Total equity		7,407	6,437

Total equity and liabilities		167,473	181,106

The notes on pages F-46 to F-224
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Capital stock
Balance at the beginning of the period	699	699
Dividend on 2009 Preference Stock paid in ordinary stock (note 48)	118	—
Issue of ordinary stock (note 48)	238	—
Conversion of 2009 Preference Stock (note 48)	155	—

Balance at the end of the period	1,210	699

Stock premium account
Balance at the beginning of the period	4,092	4,092
Dividend on 2009 Preference Stock paid in ordinary stock (note 48)	(118)	—
Premium on issue of ordinary stock (note 48)	1,409	—
Transaction costs, net of tax (note 48)	(121)	—
Reduction in stock premium on conversion of preference stock (note 48)	(155)	—
Reduction in stock premium transferred to retained earnings (note 47)	(800)	—
Loss on cancellation of warrants (note 48)	(381)	—

Balance at the end of the period	3,926	4,092

Retained earnings
Balance at the beginning of the period	3,263	4,761
Loss for the period attributable to stockholders	(614)	(1,460)
Dividends on other equity interests	—	(4)
Transfer (to) / from capital reserve	(46)	29
Loss retained	(660)	(1,435)
Repurchase of capital note (note 9)	24	—
Buyback of treasury stock	(79)	(7)
Transfer from share based payment reserve	4	11
Transfer from stock premium account (note 48)	800	—
Net actuarial gain / (loss) on defined benefit pension schemes	391	(74)
Other movements	(3)	7

Balance at the end of the period	3,740	3,263

Other Reserves:
Available for sale reserve
Balance at the beginning of the period	(608)	(1,532)
Net changes in fair value	(402)	1,110
Deferred tax on reserve movements	29	(131)
Transfer to income statement (pre tax)	153	(55)

Balance at the end of the period	(828)	(608)

Cash flow hedge reserve
Balance at the beginning of the period	(510)	(592)
Changes in fair value	(205)	(555)
Transferred to income statement (pre tax)
—Net interest income (note 3)	411	351
—Net trading income (foreign exchange)	109	325
Deferred tax on reserve movements	(40)	(39)

Balance at the end of the period	(235)	(510)

Foreign exchange reserve
Balance at the beginning of the period	(1,199)	(1,316)
Exchange adjustments during the period	157	117

Balance at the end of the period	(1,042)	(1,199)

The notes on pages F-46 to F-224
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

	12 months ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Capital reserve
Balance at the beginning of the period	462	491
Transfer from / (to) retained earnings	46	(29)

Balance at the end of the period	508	462

Share based payment reserve
Balance at the beginning of the period	22	33
Credit to the income statement	(6)	—
Transfer to retained earnings	(4)	(11)

Balance at the end of the period	12	22

Revaluation reserve
Balance at the beginning of the period	29	82
Revaluation of property	(18)	(60)
Deferred tax on revaluation of property	3	7

Balance at the end of the period	14	29

Other equity reserves
US$150 million capital note
Balance at the beginning of the period	114	114
Repurchase of capital note (note 9)	(53)	—

Balance at the end of the period	61	114

Core and secondary tranche warrants
Balance at the beginning of the period	110	110
Cancellation of warrants	(110)	—

Balance at the end of the period	—	110

Total other reserves	(1,510)	(1,580)

Own stock held for the benefit of life assurance policyholders
Balance at the beginning of the period	(87)	(90)
Changes in value and amount of stock held	72	3

Balance at the end of the period	(15)	(87)

Total stockholders' equity excluding non-controlling interests	7,351	6,387

Non-controlling interests
Balance at the beginning of the period	50	61
Revaluation	—	(2)
Share of net profit / (loss)	6	(9)

Balance at the end of the period	56	50

Total equity	7,407	6,437

Total comprehensive income included within the above:
Total comprehensive income attributable to equity stockholders	(26)	(464)
Total comprehensive income attributable to non-controlling interests	5	(9)

Total comprehensive income for the period net of tax	(21)	(473)

The notes on pages F-46 to F-224
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED CASH FLOW STATEMENT

	Year ended 31 December 2010 €m	9 Months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Cash flows from operating activities
Loss before taxation	(950)	(1,813)	(23)
Share of results of associates and joint ventures	(49)	(35)	42
Gain / (loss) on disposal of business activities	(15)	3	—
Depreciation and amortisation	147	107	178
Impairment charges on financial assets (including assets sold or held for sale to NAMA)	2,284	4,057	1,513
Loss on sale of assets to NAMA including associated costs	2,241	—	—
Impairment of goodwill and other intangibles	(2)	6	304
Decline in value of property below cost	10	6	—
Net change in prepayments and interest receivable	10	175	270
Net change in accruals and interest payable	111	(154)	(120)
Loans and advances written off net of recoveries	5	(142)	(236)
Revaluation of investment property	(49)	98	512
Interest expense on subordinated liabilities and other capital instruments	312	163	435
Profit on disposal of available for sale financial assets	(15)	(55)	(5)
(Credit) / Charge for share based payments	(6)	—	19
Charge for provisions	28	88	70
Charge for retirement benefit obligation	174	149	180
Impact of amendments to defined benefit pension schemes	(733)	—	—
Gain on repurchase of subordinated debt	(1,402)	(1,037)	—
(Gains) / Charges arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss'	(360)	6	(64)
Amortisation of premiums and discounts	(10)	(12)	(57)
Amortisation of debt issue expenses	23	8	14

Cash flows from operating activities before changes in operating assets and liabilities	1,754	1,618	3,032

Net change in items in the course of collection from other banks	8	78	146
Net change in trading securities	252	(278)	(6)
Net change in derivative financial instruments	(768)	1,106	(954)
Net change in other financial assets at fair value through profit or loss	(273)	(2,062)	3,248
Net change in loans and advances to banks	(258)	3,901	(1,754)
Net change in loans and advances to customers	6,288	3,474	(8,226)
Net change in other assets	(20)	81	31
Net change in deposits from banks	23,143	(10,813)	14,759
Net change in customer accounts	(20,355)	566	2,279
Net change in debt securities in issue	(15,721)	(1,521)	(17,414)
Net change in liabilities to customers under investment contracts	226	966	(1,578)
Net change in insurance contract liabilities	589	1,024	(1,506)
Net change in other liabilities	(275)	(192)	(386)
Effect of exchange translation and other adjustments	(616)	(1,823)	4,715

Net cash flow from operating assets and liabilities	(7,780)	(5,493)	(6,646)

The notes on pages F-46 to F-224
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED CASH FLOW STATEMENT (Continued)

	Year ended 31 December 2010 €m	9 Months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Net cash flow from operating activities before taxation	(6,026)	(3,875)	(3,614)
Taxation refunded / (paid)	2	45	(215)

Net cash flow from operating activities	(6,024)	(3,830)	(3,829)
Investing activities (section a)	5,230	6,778	870
Financing activities (section b)	(558)	(838)	2,525

Net change in cash and cash equivalents	(1,352)	2,110	(434)
Opening cash and cash equivalents	9,187	7,259	7,647
Effect of exchange translation adjustments	300	(182)	46

Closing cash and cash equivalents (note 51)	8,135	9,187	7,259

(a) Investing activities
Additions to available for sale financial assets	(8,106)	(8,587)	(27,267)
Disposal of available for sale financial assets	13,375	15,389	28,324
Additions to property, plant & equipment	(41)	(11)	(75)
Disposal of property, plant & equipment	8	4	4
Additions to intangible assets	(50)	(47)	(119)
Disposal of intangible asset	—	—	7
Purchase of investment property	—	—	(36)
Disposal of investment property	7	33	—
Dividends received from joint ventures	35	—	34
Net change in interest in associates	2	(3)	(2)

Cash flows from investing activities	5,230	6,778	870

(b) Financing activities
Buyback of treasury stock	(7)	(7)	(83)
Issue of new subordinated liabilities	—	—	565
Redemption of subordinated liabilities	(750)	(683)	(600)
Interest paid on subordinated liabilities	(218)	(144)	(419)
Equity dividends paid	—	—	(387)
Net proceeds from institutional placing and rights issue	908	—	—
Dividends on other equity interests	—	(4)	(10)
Dividends paid on other equity interests	—	—	(3)
Issue of 2009 preference stock and warrants	—	—	3,462
Cancellation of warrants	(491)	—	—

Cash flows from financing activities	(558)	(838)	2,525

The notes on pages F-46 to F-224
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

BANK OF IRELAND GROUP

ACCOUNTING POLICIES

The following are Bank of Ireland Group's principal accounting policies.

Basis of preparation

The financial statements comprise the Consolidated income statement, the Consolidated statement of other comprehensive income, the Consolidated and Bank balance sheets, the Consolidated and Bank statements of changes in equity, the Consolidated and Bank cash flow statements and the Group and Bank accounting policies and the notes to the Consolidated financial statements.

The financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU) and with those parts of the Companies Acts, 1963 to 2009 applicable to companies reporting under IFRS, with the European Communities (Credit Institutions: Accounts) Regulations, 1992 and with the Asset Covered Securities Acts, 2001 to 2007. The EU adopted version of IAS 39 currently relaxes some of the hedge accounting rules in IAS 39 'Financial Instruments—Recognition and Measurement'. The Group has not availed of this, hence these financial statements comply with both IFRS as adopted by the EU and IFRS as issued by the IASB.

The financial statements have been prepared under the historical cost convention as modified to include the fair valuation of certain financial instruments and land and buildings.

The preparation of the financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. A description of the critical estimates and judgements is set out on pages F-39 to F-43.

Going concern

The time period that the Directors have considered in evaluating the appropriateness of the going concern basis in preparing the financial statements for the year ended 31 December 2010 is a period of twelve months from the balance sheet date ('the period of assessment').

In making this assessment, the Directors considered its business, funding and capital plans, including under base and stress scenarios, together with a range of factors such as the Irish economy and the period over which it is likely to recover, the impact of the EU/IMF Programme, the availability of collateral to access the Eurosystem, the ability of the Group to meet the targets set out in the PCAR and PLAR and in particular the Directors have focussed on the matters set out below:

Context

The continued deterioration of the Irish economy throughout 2010 culminating in the EU/IMF Programme for Government has adversely affected the Group's financial condition and performance and poses challenges for the future.

Following a number of downgrades to the credit ratings of the Irish Sovereign and of the Group since August 2010 and the withdrawal of the Irish Sovereign from the funding markets, the Group has experienced a significant outflow of ratings sensitive customer deposits and it has had very limited access to market sources of wholesale funding. As a result the Group is currently dependent on secured funding from the ECB (€23 billion (net) at 31 December 2010) and emergency liquidity assistance from the Central Bank (€8 billion at 31 December 2010).

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

These challenges caused the Group to notify the Central Bank of a temporary breach of regulatory liquidity requirements in January 2011 and April 2011.

It is expected that the Group will continue to be dependent on the ECB and the Central Bank for funding during the period of assessment. The Group understands that, under its Charter, the ECB and the Central Bank cannot provide medium or long term funding and, therefore, the funding received from the ECB and the Central Bank rolls over on a short term basis. This poses a liquidity risk for the Group which the Directors addressed in detail as part of the going concern assessment.

The Programme for the Recovery of the Banking System announced by the Irish Government on 28 November 2010 (the 'EU/IMF programme') provided for a fundamental downsizing and reorganisation of the banking sector so that it was proportionate to the size of the economy. The EU/IMF programme envisaged that the banking sector would be capitalised to the highest international standards, and in a position to return to normal market sources of funding. As a result, the Group will have to raise additional capital to meet these requirements. This poses a capital risk for the Group which the Directors addressed in detail as part of the going concern assessment.

As part of the EU/IMF programme, the Central Bank undertook a Prudential Capital Assessment Review ('PCAR') and a Prudential Liquidity Assessment Review ('PLAR').

Capital

On 31 March 2011, the Central Bank announced the results of the 2011 Prudential Capital Assessment Review for the Group and three other Irish banks.

The 2011 PCAR is a stress test of the capital resources of the bank. The resultant capital requirements are derived from the results of BlackRock's independent assessment of forecast loan losses through to the end of 2013, the outputs from the Group's deleveraging plans under the 2011 PLAR (including the phased sales of certain non-core assets) and the estimated income and expenditure items based on conservative, Central Bank specified, economic and other factors together with prudent additional regulatory buffers. The process was conducted in close consultation with the staff of the EC, ECB and the IMF, who have reviewed the methodology utilised.

As a result of the PCAR and the PLAR exercises, the Central Bank have assessed that the Group needs to generate an additional €4.2 billion (including a prudent regulatory buffer of €0.5 billion) of equity capital. In addition €1.0 billion of contingent capital is required via the issue of a debt instrument which under certain circumstances would convert to equity capital. A date of 31 July 2011 has been set by the Central Bank for this capital generating / raising to be completed.

The Minister for Finance confirmed that the Group is a 'Pillar bank' and therefore of systemic importance to the Irish economy. The Minister for Finance has also stated that the Group will be provided with time in order to generate, or raise from private sources, the additional capital required. The Department of Finance and the NTMA have confirmed to the Group that it is Irish Government policy to provide any capital that the Group is unable to generate or raise from non-Government sources. As set out in their public announcement of 31 March 2011, the EC, ECB and IMF strongly support the authorities' plans to ensure that the capital needs of the Irish banks are met in a timely manner and they further noted that the capital needs can be funded comfortably under the program supported by the EU and IMF. The Directors believe that this satisfactorily addresses the capital risk identified above.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Liquidity and funding

The 2011 PLAR established funding targets in order to reduce the leverage of the Group, reduce its reliance on short-term, largely ECB and Central Bank funding, and ensure convergence to Basel III liquidity standards over time.

The results of the 2011 PLAR were announced on 31 March 2011 and the Group must achieve a target loan to deposit ratio of 122.5% by December 2013.

The Central Bank's objective in the 2011 PLAR was to ensure that the required improvement in banks' loan to deposit ratios would be by way of deleveraging i.e. the reduction of loans through the disposal and run-down of non-core portfolios.

The Group submitted its deleveraging plan (under both base and stress scenarios) for 2011 to 2013 to the Central Bank as part of the 2011 PLAR process. This deleveraging plan set out the Group's estimates of new lending in its core markets, its plans to dispose or run down non-core assets on a phased basis over time in order to avoid excessive capital losses and its need for liquidity and funding from both the ECB and the Central Bank over the period of the plan. The successful implementation of the plan will reinforce the benefits of higher capital and help the Group to regain access to the market sources of financing.

In its public announcement of 31 March 2011, the Governing Council of the ECB supports the overall plans to deleverage and downsize the balance sheets of the four Irish banks which it noted would help such banks over time to regain market access and play an important role in providing credit to the Irish economy.

The liquidity and funding advanced by the ECB and the Central Bank rolls-over on a short term basis. Continued access to Eurosystem refinancing requires that the Group is solvent. The additional €4.2 billion of equity capital and €1.0 billion of contingent capital will substantially strengthen the Group and give it a sound capital base, particularly given the conservative nature of the assumptions and methodologies that were used in the 2011 PCAR process. Against this background the ECB have confirmed that the Eurosystem will continue to provide liquidity to banks in Ireland and hence the Group.

The ECB noted that the aforementioned measures are to ensure the full implementation of the EU/IMF programme.

In addition, in the context of its assessment of going concern, the Group discussed the relevant public announcements from the ECB, the EC and the IMF and the Minister for Finance (together 'the announcements') with the Central Bank, the Department of Finance, the NTMA and the Financial Regulator (together 'the State authorities') and it sought assurance on the continued availability of required liquidity from the Eurosystem during the period of assessment. The Directors are satisfied, based on the announcements and the clarity of confirmations received from the State authorities, that, in all reasonable circumstances, the required liquidity and funding from the ECB and the Central Bank will be available to the Group during the period of assessment.

The Directors believe that this satisfactorily addresses the liquidity risk above.

Conclusion

On the basis of the above, the Directors consider it appropriate to prepare the financial statements on a going concern basis having concluded that there are no material uncertainties related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern over the period of assessment.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Adoption of new accounting standards

The following standards and amendments to standards have been adopted by the Group during the twelve month period ended 31 December 2010:

IAS 39 (Amendment)—Eligible Hedged Items, 'Financial Instruments: Recognition and Measurement'    This amendment to IAS 39 clarifies how the principles that determine whether a hedged risk or portions of cash flows is eligible for designation as a hedged item or items should be applied. The adoption of this amendment has not had a material impact on the financial statements.

IAS 27 (Revised), 'Consolidated and separate financial statements'    The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. These transactions will no longer result in goodwill on acquisitions from non-controlling interests or gains and losses on disposals to non-controlling interests. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognised in profit or loss. The adoption of this amendment has not had a material impact on the financial statements.

IFRS 3 (Revised), 'Business combinations'    The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. The adoption of this amendment has not had any impact on the financial statements.

IFRS 2 (Amendment)—'Group Cash-settled share-based payment transactions'    The amendment clarifies the scope and the accounting for group cash-settled share-based payment transactions in the separate financial statements of the entity receiving the goods or services when that entity has no obligation to settle the share-based payment transactions. The amendment also incorporates the guidance contained in IFRIC 8 and IFRIC 11. The adoption of this amendment has not had a material impact on the financial statements.

IFRIC 17—'Distribution of non-cash to Owners'    IFRIC 17 addresses how non-cash dividends distributed to shareholders should be measured. A dividend obligation is recognised when the dividend was authorised by the entity and is no longer at the discretion of the entity. The dividend obligation should be recognised at fair value of the net assets distributed. The difference between the dividend paid and the amount carried forward of the net assets distributed should be recognised in profit or loss. Additional disclosures are to be made if the net assets being held for distribution to owners meet the definition of a discontinued operation. The adoption of this standard has not had any material impact on the financial statements.

Improvements to IFRSs 2009    The 'Improvements to IFRSs 2009' standard amends 10 standards, bases of conclusions and guidance, and 2 interpretations. The improvements include changes in presentation, recognition and measurement as well as terminology and editorial changes. The adoption of this amendment has not had any material impact on the financial statements.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Amendment to IAS 24—'Related Party Disclosures'    The Group has early adopted the partial exemption for government-related entities. The adoption of the partial exemption has resulted in financial institutions which are controlled by the Government becoming related parties of the Group, and introduces an exemption from the disclosure requirements of IAS 24 for transactions between government-related entities and the Government, and all other government-related entities unless individually or collectively significant.

Amendment to IAS 27—'Cost of an investment in a subsidiary, jointly-controlled entity or associate'    The amendment removes the definition of the cost method from IAS 27 and requires an entity to present dividends from investment in subsidiaries, jointly controlled entities and associates as income in the separate financial statements of the investors. The adoption of this amendment has not had a material impact on the financial statements.

Amendment to IFRS 5—'Non-current Assets Held for Sale and Discontinued Operations'    The amendment clarified that all of a subsidiary's assets and liabilities are classified as held for sale if a partial disposal / sale plan results in loss of control. The continuing involvement after partial disposal does not prevent classification as a discontinued operation. The adoption of this amendment has not had a material impact on the financial statements.

Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at 31 December 2010 and which have not yet been adopted by the Group are set out on pages F-37 and F-38.

Comparatives

Comparative figures have been adjusted where necessary, to conform with changes in presentation or where additional analysis has been provided in the current period. The following is a list of the comparative figures which have been re-presented in the current period:

The impairment charge in respect of assets held for sale to NAMA for the twelve month period ended 31 December 2010 and the nine month period ended 31 December 2009 is based on loans sold to NAMA during 2010 together with loans classified as held for sale to NAMA at 31 December 2010. The analysis of the impairment charge for the nine month period ended 31 December 2009 between loans and advances to customers and assets held for sale to NAMA has been re-presented on this basis to allow comparability with no change to the total impairment charge.

The impairment charge on intangible assets of €6 million for the nine month period ended 31 December 2009 is no longer shown separately in the income statement but is included in other operating expenses as it is not considered material. The charge for the year ended 31 March 2009 of €304 million is still shown separately on the face of the Income Statement due to its size.

Group accounts

(1)  Subsidiaries

Subsidiaries, which are those companies and other entities (including Special Purpose Entities (SPEs)) in which the Group, directly or indirectly, has power to govern the financial and operating policies, generally accompanying a shareholding of more than half of its voting rights, are consolidated.

Assets, liabilities and results of all group undertakings have been included in the Group financial statements on the basis of financial statements made up to the end of the financial period.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

The existence and effect of potential voting rights that are currently exercisable or currently convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the noncontrolling interest's proportionate share of the acquiree's net assets. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill.

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

Even if there is no shareholder relationship, SPEs are consolidated in accordance with SIC12, if the Group controls them from an economic perspective. SPEs are consolidated when the substance of the relationship between the Group and that entity indicates control. Potential indicators of control include, amongst others, an assessment of the Group's exposure to the risks and benefits of the SPE. Whenever there is a change in the substance of the relationship between the Group and the SPE, the Group performs a reassessment of consolidation. Indicators for a reassessment of consolidation can include changes in ownership of the SPE, changes in contractual arrangements and changes in the financing structure.

Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Group.

Upon adoption of IFRS, the Group availed of the exemption not to restate the Group financial statements for any acquisitions or business combinations that took place prior to 1 April 2004.

(2)  Associates and Joint Ventures

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Joint ventures are contractual arrangements whereby the Group and another party undertake an economic activity that is subject to joint control.

Investments in associates and joint ventures are accounted for by the equity method of accounting and are initially recognised at cost. Under this method, the Group's share of the post acquisition profits or losses in associates and joint ventures is recognised in the income statement, and its share of post acquisition movements in reserves is recognised in reserves. The cumulative post acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate or joint venture equals or exceeds its interest in the associate or joint venture the Group does not recognise further losses unless it has incurred obligations or made payments on behalf of the associate or joint venture.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

The Group utilises the venture capital exemption for investments where significant influence is present and the business operates as a venture capital business. These investments are designated at initial recognition at fair value through profit or loss.

Unrealised gains on transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group's interest in the associate / joint venture; unrealised losses are also eliminated on the same basis unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates and joint ventures includes goodwill (net of any accumulated impairment losses) on acquisition.

Accounting policies of associates and joint ventures have been changed, where necessary, to ensure consistency with the policies adopted by the Group.

(3)  Non-controlling Interests

Transactions with non-controlling interests where the Group has control over the entity are accounted for using the Economic entity model. This accounting model requires that any surplus or deficit that arises on any transaction(s) with non-controlling interests to dispose of or to acquire additional interests in the entity are settled through equity.

(4)  Securitisations

Certain Group undertakings have entered into securitisation transactions in order to finance specific loans and advances to customers. All financial assets continue to be held on the Group balance sheet, and a liability recognised for the proceeds of the funding transaction, unless:

•
the rights to the cash flows have expired or been transferred;

•
substantially all the risks and rewards associated with the financial instruments have been transferred outside the Group, in which case the assets are derecognised in full; or

•
a significant portion, but not all, of the risks and rewards have been transferred outside the Group. In this case the asset is derecognised entirely if the transferee has the ability to sell the financial asset. Otherwise the asset continues to be recognised only to the extent of the Group's continuing involvement

Where the above conditions apply to a fully proportionate share of all or specifically identified cash flows, the relevant accounting treatment is applied to that proportion of the asset.

Common control transactions

A business combination involving entities or businesses under common control is excluded from the scope of IFRS 3: Business Combinations. The exemption is applicable where the combining entities or businesses are controlled by the same party both before and after the combination. Where such transactions occur, the Bank, in accordance with IAS 8, uses its judgement in developing and applying an accounting policy that is relevant and reliable. In making this judgement management considers the requirements of IFRS dealing with similar and related issues and the definitions, recognition criteria and measurement concepts for assets, liabilities, income and expenses in the framework. Management also considers the most recent pronouncements of other standard setting bodies that use a similar conceptual framework to develop accounting standards, to the extent that these do not conflict with the IFRS framework or any other IFRS or interpretation. The comparatives have not been restated.

Accordingly the Bank has applied the guidance as set out in FRS 6 'Acquisitions and Mergers' as issued by the Accounting Standards Board. Where the transactions meet the definition of a group reconstruction or

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

achieves a similar result, predecessor accounting is applied The assets and liabilities of the business transferred are measured in the acquiring entity upon initial recognition at their existing book value in the Group, as measured under IFRS.

Foreign currency translation

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements of the Group and the financial statements of the Bank are presented in euro.

Foreign currency transactions are translated into functional currency at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges. Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items such as equities, classified as available for sale, are recognised in other comprehensive income. Exchange differences arising on translation to presentation currency and on consolidation of overseas net investments, are recognised in other comprehensive income.

Assets, liabilities and equity of all the group entities that have a functional currency different from the presentation currency are translated at the closing rate at the balance sheet date and items of income and expense are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the date of the transactions). All resulting exchange differences are recognised in other comprehensive income.

The Group availed of the exemption to deem all accumulated balances arising from translation of foreign subsidiaries to be nil on transition to IFRS on 1 April 2004.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are recognised in other comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

The principal rates of exchange used in the preparation of the financial statements are as follows:

	31 December 2010		31 December 2009
	Average	Closing	Average	Closing
€ / US$	1.3258	1.3362	1.4248	1.4406
€ / Stg£	0.8579	0.8607	0.8851	0.8881

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

Once a financial asset or group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purposes of measuring the impairment loss. Where the Group revises its estimates of payments or receipts on a financial instrument measured at amortised cost, the carrying amount of the financial instrument (or group of financial instruments) is adjusted to reflect actual and revised estimated cash flows. The Group recalculates the carrying amount by computing the present value of estimated future cash flows at the financial instrument's original effective interest rate. The adjustment is recognised in profit or loss as income or expense.

Fee and commission income

Fees and commissions which are not an integral part of the effective interest rate of a financial instrument are generally recognised on an accruals basis when the service has been provided. Commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as the acquisition of loans, shares or other securities or the purchase or sale of businesses, are recognised on completion of the underlying transaction. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts usually on a time apportioned basis. Asset management fees related to investment funds are recognised rateably over the period the service is provided. The same principle is applied for wealth management, financial planning and custody services that are continuously provided over an extended period of time. Loan commitment fees for loans that are likely to be drawn down, are deferred (together with related direct costs) and recognised as an adjustment to the effective interest rate on the loan once drawn.

Operating loss / profit

Operating loss / profit includes the Group's earnings from ongoing activities after impairment charges and before share of profit or loss on associates and joint ventures (after tax) and gain / loss on disposal of business activities.

Leases

(1)  A Group company is the lessee

The total payments made under operating leases are charged to the income statement on a straight line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

Financial assets that the Group expects will be transferred to NAMA during 2011, have been classified as assets held for sale to NAMA (refer to accounting policy on page F-30).

(a)  Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss can either be held for trading, if acquired principally for the purpose of selling in the short term, or designated at fair value through profit or loss at inception.

A financial asset may be designated at fair value through profit or loss only when:

(i)
it eliminates or significantly reduces a measurement or recognition inconsistency, (an accounting mismatch), that would otherwise arise from measuring assets or liabilities or recognising the gains and losses on them on a different basis; or

(ii)
a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with documented risk management or investment strategy; or

(iii)
a contract contains one or more embedded derivatives that significantly changes the cash flows of the contract and the separation of the embedded derivative(s) is not prohibited.

The principal category of assets designated at fair value through profit or loss are those held by the Group's life assurance business, which are managed on a fair value basis.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

(c)  Held to maturity

Held to maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. Were the Group to sell other than an insignificant amount of held to maturity assets, the entire category would be tainted and would need to be reclassified as available for sale.

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

Dividends on available for sale equity instruments are recognised in the income statement when the Group's right to receive payment is established.

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

(3)    Shares in Group Entities

The Bank's investments in its subsidiaries are stated at cost less any impairment.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

A liability may be designated as at fair value through profit or loss only when:

(i)
it eliminates or significantly reduces a measurement or recognition inconsistency, (an accounting mismatch), that would otherwise arise from measuring assets or liabilities or recognising the gains and losses on them on a different basis; or

(ii)
a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with documented risk management or investment strategy; or

(iii)
a contract contains one or more embedded derivatives that significantly changes the cash flows of the contract and the separation of the embedded derivative(s) is not prohibited.

The Group designates certain financial liabilities at fair value through profit or loss as set out in note 50 to the financial statements. Financial liabilities are derecognised when they are extinguished, that is when the obligation is discharged, cancelled or expires.

Valuation of financial instruments

The Group recognises trading securities, other financial assets and liabilities designated at fair value through profit or loss, derivatives and available-for-sale financial assets at fair value in the balance sheet. Fair value is the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arm's length transaction.

The fair values of financial assets and liabilities traded in active markets are based on unadjusted bid and offer prices respectively. If an active market does not exist, the Group establishes fair value using valuation techniques. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. To the extent possible, these valuation techniques use observable market data. Where observable data does not exist, the Group uses estimates based on the best information available.

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique which primarily uses observable market inputs. When such evidence exists, the initial valuation of the instrument may result in the Group recognising a profit on initial recognition. In the absence of such evidence, the instrument is initially valued at the transaction price. Any day one profit is deferred and recognised in the income statement to the extent that it arises from a change in a factor that market participants would consider in setting a price. Straight line amortisation is used where it approximates to the amount. Subsequent changes in fair value are recognised immediately in the income statement without the reversal of deferred day one profits or losses.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

For liabilities designated at fair value through profit or loss, the fair values reflect changes in the Group's own credit spread.

The fair values of the Group's financial assets and liabilities are disclosed within note 50 together with a description of the valuation technique used for each asset or liability category. For assets or liabilities recognised at fair value on the balance sheet, a description is given of any inputs into valuation models that have the potential to significantly impact the fair value, together with an estimate of the impact of using reasonably possible alternative assumptions.

Sale and repurchase agreements and lending of assets

Assets sold subject to repurchase agreements (repos) are retained on the balance sheet and reclassified as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral; the counterparty liability is included in deposits by banks or customer accounts, as appropriate.

Securities purchased under agreements to resell (reverse repos) are treated as collateralised loans and recorded as loans and advances to banks or customers, as appropriate. The difference between sale and repurchase price is treated as interest and recognised in the income statement over the life of the agreement using the effective interest method.

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

Due to the materiality of the gains on subordinated liability management (detailed in note 9), those gains have been disclosed as a separate line item within the income statement, rather than included within net trading income.

Debt for debt exchanges

Where the Group exchanges and an existing borrower agrees to exchange financial liabilities and where the terms of the original financial liability and the new financial liability are substantially different, the exchange is treated as an extinguishment of the original financial liability and the recognition of a new financial liability. The Group considers both quantitative and qualitative measures in determining whether the terms are substantially different. The difference between the carrying amount of the financial liability extinguished and the consideration paid, including any non-cash asset transferred or liabilities assumed, is recognised in profit or loss. Any costs or fees incurred are recognised as part of the gain or loss on extinguishment.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Debt for equity exchanges

Where the Group settles a liability through the issuance of its own equity instruments the difference between the carrying amount of the financial liability and the fair value of equity instruments issued is recognised in profit or loss. If the fair value of the equity instruments cannot be reliably measured then the fair value of the existing financial liability is used to measure the gain or loss.

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

(i)
hedges of the exposure to changes in the fair value of recognised assets or liabilities that is attributable to a particular risk (fair value hedge); or

(ii)
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

Impairment of financial assets

Assets carried at amortised cost

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Group about the following loss events:

(i)
delinquency in contractual payments of principal or interest;

(ii)
cash flow difficulties;

(iii)
breach of loan covenants or conditions;

(iv)
deterioration of the borrower's competitive position;

(v)
deterioration in the value of collateral;

(vi)
external rating downgrade below an acceptable level; and

(vii)
initiation of bankruptcy proceedings.

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

If there is objective evidence that an impairment loss on loans and advances or held to maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. If a loan or held to maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument's fair value using an observable market price.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics (i.e. on the basis of the Group's grading process that considers asset type, industry, geographical location, collateral type, past due status and other relevant factors). Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors' ability to pay all amounts due according to the contractual terms of the assets being evaluated. Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently. The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor's credit rating), the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement. When a loan is uncollectible, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the charge for loan impairment in the income statement.

The Risk Management note on pages F-172 to F-219 contains further detail on loan loss provisioning methodology.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

All other property, plant and equipment, including freehold and leasehold adaptations, are stated at historical cost less accumulated depreciation. Cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or are recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

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

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset's carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount. The estimated recoverable amount is the higher of the asset's fair value less costs to sell or its value in use.

Gains and losses on the disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining profit before tax. If the asset being disposed of had previously been revalued then any amount in other comprehensive income relating to that asset is reclassified to retained earnings on disposal.

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

Intangible assets

(a)  Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates or joint ventures is included in 'investments in associates' and 'investments in joint ventures' as appropriate. The carrying amount of goodwill in the Irish GAAP balance sheet as at 31 March 2004 has been brought forward without adjustment on transition to IFRS.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Goodwill is tested annually for impairment or more frequently if there is any indication that it may be impaired, and carried at cost less accumulated impairment losses. Goodwill is allocated to cash generating units (CGU) for the purpose of impairment testing. The CGU is considered to be the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The Group impairment model compares the recoverable amount of the CGU with the carrying value at the review date. An impairment loss arises if the carrying value of the CGU exceeds the recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use, where the value in use is the present value of the future cash flows expected to be derived from the CGU.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(b)  Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised on the basis of the expected useful lives, which is normally five years.

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

Computer software development costs recognised as assets are amortised using the straight line method over their useful lives, which is normally five years. Computer software is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset's carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount. The estimated recoverable amount is the higher of the asset's fair value less costs to sell and its value in use.

(c)  Other intangible assets

Other intangible assets are carried at cost less amortisation and impairment, if any and, are amortised on a straight line basis over their useful lives which range from 5 years to 20 years and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset's carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount. The estimated recoverable amount is the higher of the asset's fair value less costs to sell or its value in use.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

The measurement of financial assets or financial liabilities which are classified as held for sale is not impacted by that classification, and they continue to be measured in accordance with the Group's accounting policies for measurement of financial assets and financial liabilities respectively, set out on pages F-21 and F-23.

When an asset (or disposal group) is classified as held for sale, prior period amounts presented in the balance sheet are not reclassified.

Where the criteria for the classification of an asset (or disposal group) as held for sale cease to be met, the asset (or disposal group) is reclassified out of held for sale and included in the appropriate balance sheet headings.

Assets and liabilities held for sale to NAMA

Assets and liabilities that the Group expects will be transferred to NAMA during 2011, all of which are financial assets and liabilities, are classified as assets and liabilities held for sale to NAMA.

These assets and liabilities continue to be measured in accordance with the Group's accounting policies for measurement of financial assets and financial liabilities respectively, set out on pages F-21 and F-23. Loans and advances held for sale to NAMA are measured at amortised cost less any incurred impairment losses, which continue to be calculated in accordance with the Group's accounting policy on impairment of financial assets, set out on pages F-26 and F-27.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited directly to reserves through the statement of other comprehensive income. Past service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight line basis over the vesting period.

Gains and losses on curtailments are recognised when the curtailment occurs which is when amendments have been made to the terms of the plan so that a significant element of future service will no longer qualify for benefits or will qualify only for reduced benefits or when there is a demonstrable commitment to make a significant reduction in the number of employees covered by the plan. The effect of any reduction for past service is a negative past service cost.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

Upon transition to IFRS, the Group availed of the exemption only to apply IFRS 2 to share based payments which were granted on or after 7 November 2002 that had not yet vested by 1 January 2005.

(c)  Short term employee benefits

Short term employee benefits, such as salaries and other benefits, are accounted for on an accruals basis over the period in which the employees' service is rendered. Bonuses are recognised where the Group has a legal or constructive obligation to employees that can be reliably measured.

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

(b)  Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined using tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

The rates enacted or substantively enacted at the balance sheet date are used to determine deferred income tax. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

(c)  Investment tax credits

Investment tax credits are not recognised until there is reasonable assurance that: (a) the Group has complied with the conditions attaching to them; and (b) the credits will be received. They shall be recognised in profit or loss on a systematic basis over the periods in which the Group recognises as expenses the related costs for which the credits are intended. Investment tax credits related to assets shall be presented in the balance sheet by deducting the grant in arriving at the carrying amount of the asset.

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

(2)  Dividends on ordinary stock and preference stock

Dividends on ordinary stock and preference stock are recognised in equity in the period in which they are approved by the Bank's stockholders.

(3)  Treasury stock

Where the Bank or its subsidiaries purchases the Bank's equity capital stock, the consideration paid is deducted from total stockholders' equity as treasury stock until they are cancelled. Where such stock is subsequently sold or reissued, any consideration received is included in stockholders' equity. Any changes in the value of treasury stock held are recognised in equity at the time of the disposal and dividends are not recognised as income or distributions. This is particularly relevant in respect of Bank of Ireland stock held by Bank of Ireland Life for the benefit of policyholders.

(4)  Capital Reserve

The capital reserve represents transfers from retained earnings and other reserves in accordance with relevant legislation. The capital reserve is not distributable.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

(5)  Foreign exchange reserve

The foreign exchange reserve represents the cumulative gains and losses on the translation of the Group's net investment in its foreign operations since 1 April 2004.

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

(8)  Cash flow hedge reserve

The cash flow hedge reserve represents the cumulative changes in fair value, excluding any ineffectiveness, of cash flow hedging derivatives. This will be transferred to the income statement when the hedged transactions impact the Group's profit or loss.

Life assurance operations

In accordance with IFRS 4, the Group classifies all life assurance products as either insurance or investment contracts for accounting purposes.

Insurance contracts are those contracts that transfer significant insurance risk. These contracts are accounted for using an embedded value basis.

Investment contracts are accounted for in accordance with IAS 39. All of the Group's investment contracts are unit linked in nature. These contracts are accounted for as financial liabilities whose value is contractually linked to the fair value of the financial assets within the policyholders' unit linked funds. The value of the unit linked financial liabilities is determined using current unit prices multiplied by the number of units attributed to the contract holders at the balance sheet date. Their value is never less than the amount payable on surrender, discounted for the required notice period where applicable.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

contain a margin for adverse development. The key assumptions used in the valuation of insurance contract liabilities are:

Interest rate	The interest rates are derived in accordance with the guidelines in the Insurance Regulations. Margins for risk are allowed for in the derived interest rates.
Mortality and morbidity	The mortality and morbidity assumptions, which include an allowance for improvements in longevity for annuitants, are set with regard to the Group's actual experience and / or relevant industry data.
Maintenance expenses	Allowance is made for future policy costs and expense inflation explicitly.

The Group recognises the value of in force life assurance business asset as the present value of future profits expected to arise from contracts classified as insurance contracts under IFRS 4. The asset has been calculated in accordance with the embedded value achieved profits methodology in the Statement of Recommended Practice issued by the Association of British Insurers which came into force in 2002. The asset is determined by projecting the future statutory surpluses attributable to stockholders estimated to arise from insurance contracts. The surpluses are projected using appropriate assumptions as to future investment returns, persistency, mortality and expense levels and include consideration of guarantees and options. These surpluses are then discounted at a risk adjusted rate. Thus, the use of best estimate assumptions in the valuation of the value of in force asset ensures that the net carrying amount of insurance liabilities less the value of in force asset is adequate.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

The Group obtains collateral in respect of customer liabilities where this is considered appropriate. The collateral normally takes the form of a lien over the customer's assets and gives the Group a claim on these assets for both existing and future liabilities. The collateral is, in general, not recorded on the Group balance sheet.

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

Financial guarantees

Financial guarantees are given to banks, financial institutions and other bodies on behalf of customers to secure loans, overdrafts and other banking facilities ('facility guarantees'), and to other parties in connection with the performance of customers under obligations related to contracts, advance payments made by other parties, tenders, retentions and the payment of import duties. Financial guarantees are initially recognised in the financial statements at fair value on the date that the guarantee is given. Subsequent to initial recognition, the Group's liabilities under such guarantees are measured at the higher of the initial measurement, less amortization calculated to recognise in the income statement the fee income earned over the period, and the best estimate of the expenditure required to settle any financial obligation arising as a result of the guarantees at the balance sheet date.

Any increase in the liability relating to guarantees is taken to the income statement and recognised on the balance sheet within provisions for undrawn contractually committed facilities and guarantees.

Operating segments

The segment analysis of the Group's results and financial position is set out in note 2. The Group has identified five reportable operating segments, which are as follows: Retail Republic of Ireland, Bank of Ireland Life, UK Financial Services, Capital Markets and Group Centre.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

•
the effects of correcting the misstatement existing in the balance sheet at the end of the current year irrespective of the year in which the misstatement occurred.

Impact of new accounting standards

The following standards, interpretations and amendments to standards will be relevant to the Group but were not effective at 31 December 2010 and have not been applied in preparing these financial statements. The Group's initial view of the impact of these accounting changes is outlined below.

New standards, interpretations and amendments to standards effective for the year ended 31 December 2011 or later.

Pronouncement	Nature of change	Effective date	Impact
Amendment to IFRIC 14, 'Prepayments of a Minimum Funding Requirement'	The amendment removes an unintended consequence of IFRIC 14 related to voluntary pension prepayments when there is a minimum funding requirement.	Financial periods beginning on or after 1 January 2011	Not significant

IFRIC 19—'Extinguishing Financial Liabilities with Equity Instruments'
	The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability (debt for equity swap). IFRIC 19 requires a gain or loss to be recognised in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished.	Financial periods beginning on or after 1 July 2010	There is no impact on the Group as it is consistent with the Group's existing accounting policy

Amendment to IAS 32—Classification of Rights Issues
	The amendment addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. Previously such issues had to be accounted for as derivative liabilities.	Annual periods beginning on or after 1 February 2010	Not significant

Amendment to IAS 24—'Related Party Disclosures'
	The amendment clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities.	The Group has early adopted the partial exemption for government-related entities and will adopt the rest of the amendment in the annual period beginning 1 January 2011	Not significant

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Pronouncement	Nature of change	Effective date	Impact
IFRS 9, 'Financial instruments'

IFRS 9 is the first step in the process to replace IAS 39, 'Financial instruments: recognition and measurement'. The first stage of IFRS 9 dealt with the classification and measurement of financial assets and was issued in November 2009. An addition to IFRS 9 dealing with financial liabilities was issued in October 2010. The main changes from IAS 39 are summarised as follows:

•       The multiple classification model in IAS 39 is replaced with a single model that has only two classification categories: amortised cost and fair value;

•       Classification under IFRS 9 is driven by the entity's business model for managing financial assets and the contractual characteristics of the financial assets;

•       The requirement to separate embedded derivatives from financial asset hosts is removed;

•       The cost exemption for unquoted equities is removed;

•       Most of IAS 39's requirements for financial liabilities are retained, including amortised cost accounting for most financial liabilities;

•       Guidance on separation of embedded derivatives will continue to apply to host contracts that are financial liabilities;

•       Fair value changes attributable to changes in own credit risk for financial liabilities designated under the fair value option other than loan commitments and financial guarantee contracts are required to be presented in the statement of other comprehensive income unless the treatment would create or enlarge an accounting mismatch in profit or loss. These amounts are not subsequently reclassified to the income statement but may be transferred within equity.
The new standard is still subject to EU endorsement.

		Financial periods beginning on or after 1 January 2013	The Group is assessing the impacts of adopting IFRS 9

Improvements to IFRSs 2010
	The IASB has issued the 'Improvements to IFRSs 2010' standard which amends 6 standards and 1 interpretation based on the exposure draft issued in August 2009. The improvements include changes in presentation, recognition and measurement as well as terminology and editorial changes.	Financial periods beginning on 1 July 2010 for certain amendments or 1 January 2011 for the remaining amendments	Not significant

Amendment to IAS 12 'Income Taxes'
	The amendment addresses disclosures required to help users of financial statements evaluate the risk exposures relating to transfer of financial assets and the effect of those risks on an entity's financial position. The amendment is subject to EU endorsement.	Annual periods beginning on or after 1 July 2011	Not significant

Amendment to IFRS 7 'Disclosures—Transfer of financial assets'
	The amendment addresses disclosures required to help users of financial statements evaluate the risk exposures relating to transfer of financial assets and the effect of those risks on an entity's financial position. The amendment is subject to EU endorsement.	Annual periods beginning on or after 1 July 2011	Not significant

BANK OF IRELAND GROUP

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

In preparing the financial statements, the Group makes estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As management judgement involves an estimate of the likelihood of future events, actual results could differ from those estimates, which could affect the future reported amounts of assets and liabilities. The estimates and judgements that have had the most significant effect on the amounts recognised in the Group's financial statements are set out below.

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

Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio, when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience. The use of historical loss experience is supplemented with significant management judgement to assess whether current economic and credit conditions are such that the actual level of inherent losses is likely to differ from that suggested by historical experience. In normal circumstances, historical experience provides objective and relevant information from which to assess inherent loss within each portfolio. In other circumstances, historical loss experience provides less relevant information about the inherent loss in a given portfolio at the balance sheet date, for example, where there have been changes in economic conditions such that the most recent trends in risk factors are not fully reflected in the historical information. In these circumstances, such risk factors are taken into account when calculating the appropriate levels of impairment allowances, by adjusting the impairment loss derived solely from historical loss experience.

A key judgemental area is in relation to residential mortgages. This loan portfolio has been significantly affected in the current economic climate, as values of security have considerably reduced and, particularly in Ireland, there are very low levels of activity in the sector. Residential mortgage loans before impairment provisions at 31 December 2010, including those held for sale to NAMA, amounted to €60 billion (31 December 2009: €60 billion), against which were held provisions for impairment of €0.7 billion (31 December 2009: €0.4 billion).

A further significant judgemental area is in relation to impairment of property and construction loans and advances. The loans in this portfolio have been similarly affected by the current economic climate. Property and construction loans before impairment provisions at 31 December 2010, including those held for sale to NAMA, amounted to €25.3 billion (31 December 2009: €35.5 billion), against which were held provisions for impairment of €2.5 billion (31 December 2009: €3.9 billion).

The estimation of impairment charges is subject to uncertainty, which has increased in the current economic environment, and is highly sensitive to factors such as the level of economic activity, unemployment rates, bankruptcy trends, property price trends and interest rates. The assumptions underlying this judgement are highly subjective. The methodology and the assumptions used in calculating impairment charges are reviewed regularly in the light of differences between loss estimates and actual loss experience.

BANK OF IRELAND GROUP

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

The detailed methodologies, areas of estimation and judgement applied in the calculation of the Group's impairment charge on financial assets are set out in the Risk Management note on pages F-172 to F-219.

(b)   Taxation

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

At 31 December 2010, the Group had a net deferred tax asset of €1,037 million (31 December 2009: €731 million), of which €898 million (31 December 2009: €475 million) related to incurred trading losses. See note 43.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which deductible temporary differences and unutilised tax losses can be utilised. The recognition of a deferred tax asset relies on management's judgements surrounding the probability and sufficiency of future taxable profits, and the future reversals of existing taxable temporary differences.

To the extent that the recognition of a deferred tax asset is dependent on sufficient future profitability, a degree of estimation and the use of assumptions is required. The Group's judgement takes into consideration the impact of both positive and negative evidence, including historical financial performance, projections of future taxable income, the impact of tax legislation and future reversals of existing taxable temporary differences.

The most significant judgement relates to the Group's assessment of the recoverability of the portion of the deferred tax asset relating to trading losses. Under current Irish and UK tax legislation, there is no time restriction on the utilisation of these losses. There is however, a restriction on the utilisation of tax losses carried forward by a financial institution participating in NAMA. This lengthens the period over which the deferred tax asset will reverse by restricting the amount of profits against which the carried forward trading losses can be utilised. The balance continues to be available for indefinite carry forward and there is no time limit on the utilisation of these losses.

Based on its projection of future taxable income, the Group has concluded that it is probable that sufficient taxable profits will be generated to recover this deferred tax asset, and it has been recognised in full.

(c)   Assets held for sale to NAMA

Assets that the Group expects will be transferred to NAMA, all of which are financial assets, are classified as assets held for sale to NAMA. In the preparation of the financial statements at 31 December 2010, there are a number of key areas of judgement in relation to these assets, and in relation to certain assets transferred to NAMA during 2010.

The first of these is the identification of the quantity of assets which are expected to transfer to NAMA. Based on the Eligible Asset Regulations (as contained within the NAMA regulations), internal review work to identify all loans falling within the eligibility criteria, the change in the total exposure threshold by debtor and ongoing interaction with NAMA, the Group expects to transfer remaining Eligible Bank Assets comprising land and development and associated loans of approximately €0.8 billion (after impairment provisions of €75 million) (31 December 2009: €9.4 billion (after impairment provisions of €2.8 billion)). As interactions with NAMA and the internal review work are ongoing and there is a possibility that loans

BANK OF IRELAND GROUP

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

that are expected to transfer may be repaid or refinanced with other banks, there is uncertainty as to the final amount of eligible assets that will transfer.

In addition, significant judgement is required in relation to the level of impairment incurred on these assets, the vast majority of which are property and construction loans. As set out in the Group's accounting policy for assets held for sale to NAMA on page F-30, impairment on these assets continues to be calculated on the same basis as prior to their classification as held for sale. The areas of judgement and estimation involved are set out in the above section on impairment of financial assets, together with the level of impairment provisions held against property and construction loans at 31 December 2009, including these assets.

Derecognition of the assets held for sale to NAMA will only occur when substantially all of the risks and rewards of ownership have been transferred to NAMA. This will only occur on a phased basis when ownership of the beneficial interest in each tranche is legally transferred to NAMA.

Judgement is also required in the estimation at 31 December 2010 of the consideration receivable for certain assets transferred to NAMA on an accelerated basis, prior to the completion of full due diligence, in October 2010 and December 2010. The final consideration for these assets will only be known when the due diligence has been completed.

On 28 November 2010 the Irish Government announced, as part of the EU/IMF Programme, an amendment to the NAMA process requiring the Group (and Allied Irish Banks plc) to sell to NAMA, (following the enactment of changes to the NAMA legislation and relevant due diligence) those remaining eligible land and development loans where the Group has an individual customer / sponsor exposure of less than €20 million which at 31 December 2010, was estimated to amount to €4.1 billion (before impairment provisions). The new Irish Government, which took office on 9 March 2011, stated in its programme for government that 'it would end further asset transfers to NAMA, which are unlikely to improve market confidence in either the banks or the state'. The Group has therefore not classified these assets as held for sale to NAMA at 31 December 2010.

Further information on the expected transfer of assets to NAMA is set out in note 27.

(d)   Fair value of financial instruments

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

The fair value movement on assets and liabilities held at fair value through profit or loss, including those held for trading, are included in net trading income. Fair values in respect of financial assets and liabilities are disclosed in note 50.

BANK OF IRELAND GROUP

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

The most significant area of judgement is in relation to financial assets and liabilities classified within level 3 of the 3-level fair value hierarchy.

These assets consist principally of NAMA subordinated debt, which is classified as an available for sale debt instrument. NAMA subordinated debt does not trade in an active market for which observable market data is available. Its fair value has been estimated using a discounted cash flow valuation technique incorporating observable yields on bonds trading in active markets, and movements in those yields during the twelve month period ended 31 December 2010. The effect of using reasonably possible alternative assumptions would be to decrease the fair value of this debt by up to €25 million or to increase its fair value by up to €13 million, with a corresponding impact on the income statement.

As with all financial assets, NAMA senior bonds are measured at fair value at initial recognition. The bonds do not trade in an active market. Fair value at initial recognition has been estimated by using a valuation technique which takes into consideration the Government guarantee, collateral and other support, and valuations in the repo market. The bonds are subsequently measured at amortised cost.

Liabilities classified within level 3 comprise debt securities in issue, certain customer deposits and subordinated liabilities with a fair value of €670 million (31 December 2009: €763 million) which are measured at fair value through profit or loss, and the fair value of which is based on valuation techniques incorporating significant unobservable market data. The key judgement relates to the Group's credit spread, the estimation of which has become more judgemental in current market circumstances. The Group estimates this spread by reference to recent transactions in the same instrument or in similar instruments issued by the Group. The effect of changing the estimated credit spreads to a range of reasonably possible alternatives would decrease the fair value of the liabilities by up to €94 million or increase their fair value by up to €85 million, with a corresponding impact on the income statement.

(e)   Retirement benefits

The Group operates a number of defined benefit pension schemes. In determining the actual pension cost, the actuarial values of the liabilities of the schemes are calculated by external actuaries. This involves modelling their future growth and requires management to make assumptions as to discount rates, price inflation, dividend growth, salary and pensions increases, return on investments and employee mortality. There are acceptable ranges in which these estimates can validly fall. The impact on the results for the period and financial position could be materially different if alternative assumptions were used. An analysis of the sensitivity of the defined benefit pension liability to changes in the key assumptions is set out in note 44 on retirement benefit obligations.

The Group completed a review of its defined benefit schemes in April 2010 and a shared solution to address the deficit in the Bank of Ireland Staff Pensions Fund (BSPF) and other defined benefit schemes, involving members of the schemes and the Group, was developed. By 31 December 2010, the shared solution was implemented in respect of members of the BSPF, the Bank of Ireland Affiliated Pension Fund (Affiliated Pension Fund), formerly known as the BIAM Pension Scheme (BIAM Scheme), the Bank of Ireland Finance Limited Pension Scheme (BIF Scheme), the NIIB Group Limited (1975) Group scheme (NIIB scheme) and the Bank of Ireland (IOM) Pension Scheme (note 44).

The most significant accounting judgement relating to these amendments is the Group's assessment of whether its legal and constructive obligations have been amended. For active members, these amendments require the agreement of affected employees and the gain is only recognised to the extent that this acceptance has been received at 31 December 2010. For deferred and current pensioners, the benefit gains have been recognised to the extent that the Group has formed the judgement that it has amended its constructive and legal obligations in relation to these members at 31 December 2010.

BANK OF IRELAND GROUP

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

(f)    Life assurance operations

The Group accounts for the value of the stockholders' interest in long term assurance business using the embedded value basis of accounting. Embedded value is comprised of the net tangible assets of Bank of Ireland Life and the present value of its in force business. The value of in force business is calculated by projecting future surpluses and other net cash flows attributable to the shareholder arising from business written up to the balance sheet date and discounting the result at a rate which reflects the shareholder's overall risk premium, before provision has been made for taxation.

Future surpluses will depend on experience in a number of areas such as investment returns, lapse rates, mortality and investment expenses. Surpluses are projected by making assumptions about future experience, having regard to both actual experience and forecast long term economic trends. Changes to these assumptions may cause the present value of future surpluses to differ from those assumed at the balance sheet date and could significantly affect the value attributed to the in force business. The value of in force business could also be affected by changes in the amounts and timing of other net cash flows (principally annual management charges and other fees levied upon the policyholders) or the rate at which the future surpluses and cash flows are discounted. In addition, the extent to which actual experience is different from that assumed will be recognised in the income statement for the period. An analysis of the sensitivity of profit after tax and stockholders' equity to changes in the key life assurance assumptions is set out in note 57 on the life assurance business.

(g)   Provisions

The Group has recognised provisions in relation to restructuring costs, onerous contracts and litigation. Such provisions are sensitive to a variety of factors, which vary depending on their nature. The estimation of the amounts of such provisions is judgemental because the relevant payments are due in the future and the quantity and probability of such payments is uncertain.

The methodology and the assumptions used in the calculation of provisions are reviewed regularly and, at a minimum, at each reporting date. Details of the Group's provisions are set out in note 42.

BANK OF IRELAND GROUP

BANK OF IRELAND GROUP

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1      COMPARABLE PERIOD

On 17 February 2010, the Governor and Company of the Bank of Ireland announced that it was changing its fiscal year end from 31 March to 31 December to align its financial calendar with that of its peer banks.

These consolidated financial statements cover the year from 1 January 2010 to 31 December 2010, while the comparative period covers the nine month period from 1 April 2009 to 31 December 2009 and the year from 1 April 2008 to 31 March 2009. As a result, the amounts presented in the financial statements are not entirely comparable.

Comparative figures have been adjusted where necessary, to conform with changes in presentation or where additional analysis has been provided in the current period. The following is a list of the comparative figures which have been re-presented in the current period:

The impairment charge in respect of assets held for sale to NAMA for the twelve month period ended 31 December 2010 and the nine month period ended 31 December 2009 is based on loans sold to NAMA during 2010 together with loans classified as held for sale to NAMA at 31 December 2010. The analysis of the impairment charge for the nine month period ended 31 December 2009 between loans and advances to customers and assets held for sale to NAMA has been re-presented on this basis to allow comparability with no change to the total impairment charge.

The impairment charge on intangible assets of €6 million for the nine month period ended 31 December 2009 is no longer shown separately in the income statement but is included in other operating expenses as it is not considered material. The charge for the year ended 31 March 2009 of €304 million is still shown separately on the face of the Income Statement due to its size.

2      OPERATING SEGMENTS

The Group has five reportable operating segments as detailed below. These segments reflect the internal financial and management reporting structure and are organised as follows:

Retail Republic of Ireland

Retail Republic of Ireland includes all the Group's branch operations in the Republic of Ireland. The branches offer a wide range of financial products and services in addition to the deposit, lending, current account and other money transmission services traditionally offered by banks. It also includes Bank of Ireland Mortgage Bank, ICS Building Society, Private Banking, an instalment credit and leasing business, credit card operations, commercial finance / factoring businesses, the domestic and US foreign exchange operations of First Rate Enterprises and direct telephone and online banking services.

Bank of Ireland Life (BoI Life)

Bank of Ireland Life comprises the life assurer, New Ireland Assurance Company plc, and the business unit which distributes New Ireland investment and insurance products through the Group's branch network. New Ireland offers protection, investment and pension products to the Irish market through the Group's branch network, independent brokers and its direct sales force.

UK Financial Services

UK Financial Services (UKFS) comprises Business Banking in Great Britain and Northern Ireland, the branch network in Northern Ireland, the UK residential mortgage business and the business activities with

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2      OPERATING SEGMENTS (Continued)

the UK Post Office. The business banking unit provides loan facilities to medium and large corporate clients in addition to international banking, working capital financing, leasing and electronic banking services. Offshore deposit taking services are offered in the Isle of Man. The business activities with the UK Post Office provide a range of retail financial services.

On 1 November 2010, the Group transferred a substantial part of its UK banking business to a new, wholly owned UK subsidiary Bank of Ireland (UK) plc. The main businesses that were transferred were Business Banking UK, a portion of the UK residential and commercial mortgage books, together with selected Bank of Ireland branded deposits, Post Office branded deposits and business activities with the UK Post Office. This had no impact on the segment.

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

Global Markets is responsible for managing the Group's interest rate and foreign exchange risks, while also executing the Group's liquidity and funding requirements. Global Markets trades in a range of market instruments on behalf of the Group itself and the Group's customers. The trading activities include dealing in inter-bank deposits and loans, foreign exchange spot and forward contracts, options, financial futures, bonds, swaps, forward rate agreements and equity tracker products. Global Markets has offices located in the UK and the US, as well as in the Republic of Ireland.

Group Centre

Group Centre mainly includes capital management activities, unallocated Group support costs and the cost of the Irish Government Guarantee Schemes.

Other reconciling items

Other reconciling items represent inter-segment transactions which are eliminated upon consolidation.

Basis of preparation of segmental information

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2      OPERATING SEGMENTS (Continued)

The measures of segmental assets and liabilities provided to the chief operating decision maker are not adjusted for transfer pricing adjustments or revenue sharing agreements as the impact on the measures of segmental assets and liabilities is not significant.

The Group's management reporting and controlling systems use accounting policies that are the same as those referenced in Accounting Policies on pages F-12 to F-36. The Group measures the performance of its operating segments through a measure of segment profit or loss which is referred to as 'Underlying profit or loss' in our internal management reporting systems.

Underlying profit or loss excludes:

•
gain on liability management exercises;

•
impact of amendments to defined benefit pension schemes;

•
gains / (charges) arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss(1)';

•
impact of 'coupon stopper' on certain subordinated debt(2);

(1)
This item was included in underlying profit / loss previously. Underlying profit / loss has been restated accordingly.

(2)
In January 2010 the European Commission imposed restrictions on the Group's ability to make coupon payments on certain subordinated liabilities unless under a binding legal obligation to do so (a 'coupon stopper' provision). On 31 December 2009 the Group expected that it would be precluded from making coupon payments on these instruments for two years and therefore, as a result of this change in expected cashflows, the Group recognised a gain of €67 million in its financial statements for the nine month period ended 31 December 2009. As announced by the Group on 16 April 2010, it was expected at that date that the 'coupon stopper' provision would cease on 31 January 2011. The European Commission confirmed this on 15 July 2010. Consequently the Group has recognised a charge of €36 million in the year ended 31 December 2010 to reflect this change. Of this amount €35 million (nine month period ended 31 December 2009: gain of €58 million) has been reported in interest expense, under the effective interest method, while €1 million (nine month period ended 31 December 2009: gain of €9 million) was reported in net trading income as a change in fair value (note 7).

•
gross-up for policyholder tax in the Life business;

•
investment return on treasury stock held for policyholders in the Life business;

•
the cost of restructuring programmes; and

•
gain / (loss) on disposal of business activities.

Capital expenditure comprises additions to property, plant and equipment and intangible assets including additions resulting from acquisitions through business combinations.

Gross revenue comprises interest income, net insurance premium income, fee and commission income, net trading income, life assurance investment income and gains, gain on subordinated liability management, other operating income, insurance contract liabilities and claims paid and share of results from associates and joint ventures.

There were no revenues deriving from transactions with a single external customer that amounted to 10% or more of the Group's revenues.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2      OPERATING SEGMENTS (Continued)

Year ended 31 December 2010	Retail Republic of Ireland €m	BoI Life €m	UK Financial Services €m	Capital Markets €m	Group Centre €m	Other reconciling items €m	Group €m
Interest income	3,853	19	2,818	4,048	(400)	(5,174)	5,164
Interest expense	(2,843)	(21)	(2,226)	(3,163)	151	5,174	(2,928)

Net interest income	1,010	(2)	592	885	(249)	—	2,236
Other income, net of insurance claims	347	175	62	43	(61)	—	566

Total operating income, net of insurance claims	1,357	173	654	928	(310)	—	2,802

Other operating expenses	(865)	(95)	(336)	(275)	(67)	—	(1,638)
Depreciation and amortisation	(54)	(8)	(36)	(12)	(37)	—	(147)

Total operating expenses	(919)	(103)	(372)	(287)	(104)	—	(1,785)

Operating profit / (loss) before impairment charges on financial assets and loss on NAMA	438	70	282	641	(414)	—	1,017
Impairment charges on financial assets (including sold or held for sale to NAMA)	(1,242)	—	(479)	(493)	(70)	—	(2,284)
Loss on sale of assets to NAMA including associated costs	(675)	—	(398)	(1,121)	(47)	—	(2,241)
Share of results of associates and joint ventures	12	—	37	—	—	—	49

Underlying (loss) / profit before tax	(1,467)	70	(558)	(973)	(531)	—	(3,459)

Reconciliation of underlying loss before tax to loss before taxation	€m
Underlying loss before tax	(3,459)
Gain on liability management exercises	1,413
Impact of amendments to defined benefit pension schemes	733
Gains arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss'	360
Impact of 'coupon stopper' on certain subordinated debt	(36)
Gross-up for policyholder tax in the Life business	22
Investment return on treasury stock held for policyholders in the Life business	20
Cost of restructuring programmes	(18)
Gain on disposal of business activities(1)	15

Loss before taxation	(950)

(1)
This relates to a gain of €15 million arising on the re-measurement of a loan note received as consideration for the disposal of a business activity in the nine month period ended 31 December 2009, due to an increase in the expected cash flows. Consistent with the Group's definition of underlying profit, this item has been classified as non-core and excluded from underlying profit.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2      OPERATING SEGMENTS (Continued)

9 months ended 31 December 2009*	Retail Republic of Ireland €m	BoI Life €m	UK Financial Services €m	Capital Markets €m	Group Centre €m	Other reconciling items €m	Group €m
Interest income	3,304	14	2,339	3,438	(513)	(4,394)	4,188
Interest expense	(2,425)	(16)	(1,874)	(2,733)	578	4,394	(2,076)

Net interest income	879	(2)	465	705	65	—	2,112
Other income, net of insurance claims	129	153	70	83	(96)	—	339

Total operating income, net of insurance claims	1,008	151	535	788	(31)	—	2,451

Other operating expenses	(646)	(78)	(277)	(222)	(59)	—	(1,282)
Depreciation and amortisation	(48)	(4)	(27)	(8)	(26)	—	(113)

Total operating expenses	(694)	(82)	(304)	(230)	(85)	—	(1,395)

Operating profit / (loss) before impairment charges on financial assets	314	69	231	558	(116)	—	1,056
Impairment charges on financial assets (including held for sale to NAMA)	(1,836)	—	(1,062)	(1,159)	—	—	(4,057)
Share of results of associates and joint ventures	8	—	26	1	—	—	35

Underlying (loss) / profit before tax	(1,514)	69	(805)	(600)	(116)	—	(2,966)

Reconciliation of underlying loss before tax to loss before taxation	Group €m
Underlying loss before tax	(2,966)
Gain on liability management exercises	1,037
Charges arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss'	(6)
Impact of 'coupon stopper' on subordinated debt	67
Gross-up for policyholder tax in the Life business	64
Investment return on treasury stock held for policyholders in the Life business	(6)
Loss on disposal of business activities	(3)

Loss before taxation	(1,813)

*
A number of reclassifications have been made to the Income Statement for the nine month period ended 31 December 2009:

•
The impairment charge on intangible assets of €6 million is shown in operating expenses where previously it had been shown as a separate line item.

•
The charge of €6 million arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss' has been reclassified as a non-core item.

•
During 2010 the Group changed the reported presentation of the results of two of its subsidiaries such that the income and other operating expenses are presented on separate line items in the Income Statement. To facilitate a more meaningful comparison a similar presentation has now been adopted in the nine month period ended 31 December 2009. This has led to a decrease in net interest income of €9 million, an increase in other income of €17 million and an increase in operating expenses of €8 million as compared to the amounts previously reported for these line items.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2      OPERATING SEGMENTS (Continued)

Year ended 31 March 2009**	Retail Republic of Ireland €m	BoI Life €m	UK Financial Services €m	Capital Markets €m	Group Centre €m	Other reconciling items €m	Group €m
Interest income	7,819	30	4,962	8,650	(2,521)	(9,223)	9,717
Interest expense	(6,379)	(37)	(4,211)	(7,168)	2,513	9,223	(6,059)

Net interest income	1,440	(7)	751	1,482	(8)	—	3,658
Other income, net of insurance claims	300	84	139	(237)	(88)	—	198

Total operating income, net of insurance claims	1,740	77	890	1,245	(96)	—	3,856

Other operating expenses	(869)	(102)	(435)	(366)	(99)	—	(1,871)
Depreciation and amortisation	(73)	(6)	(37)	(11)	(51)	—	(178)

Operating expenses	(942)	(108)	(472)	(377)	(150)	—	(2,049)

Operating profit before impairment charges on financial assets	798	(31)	418	868	(246)	—	1,807
Impairment charges on financial assets	(708)	—	(422)	(383)	—	—	(1,513)
Share of results of associates and joint ventures	(70)	—	39	(11)	—	—	(42)

Underlying profit/ (loss) before taxation	20	(31)	35	474	(246)	—	252

Reconciliation of underlying loss before tax to loss before taxation	Group €m
Underlying loss before tax	252
Gains arising on the movement in credit spreads on the Group's own debt and deposit accounted for at 'fair value through profit and loss'	64
Gross-up for policyholder tax in the life business	(76)
Impairment of goodwill and other intangible assets	(304)
Investment return on treasury stock held for policyholders	131
Hedge ineffectiveness on transition to IFRS	(7)
Cost of restructuring programme	(83)

Loss before taxation	(23)

**
A number of reclassifications have been made to the Income statement for the year ended 31 March 2009:

•
The gain of €64 million arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss' has been reclassified as a non-core item.

•
During 2010 the Group changed the reported presentation of the results of two of its subsidiaries such that the income and other operating expenses are presented on separate line items in the Income Statement. To facilitate a more meaningful comparison a similar presentation has now been adopted in the year ended 31 March 2009. This has led to a decrease in net interest income of €12 million, an increase in other income of €23 million and an increase in operating expenses of €11 million as compared to the amounts previously reported for these line items.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2      OPERATING SEGMENTS (Continued)

Year ended 31 December 2010 Analysis by operating segment	Retail Republic of Ireland €m	BoI Life €m	UK Financial Services €m	Capital Markets €m	Group Centre €m	Other reconciling items €m	Group €m
Capital expenditure	27	3	18	4	38	—	90

Investment in associates and joint ventures	146	—	79	—	—	—	225

External assets	47,715	12,325	52,642	50,949	3,842	—	167,473
Inter segment assets	76,490	1,918	36,765	151,054	47,302	(313,529)	—

Total assets	124,205	14,243	89,407	202,003	51,144	(313,529)	167,473

External liabilities	50,467	12,802	26,027	66,693	4,077	—	160,066
Inter segment liabilities	74,415	535	63,591	135,582	39,406	(313,529)	—

Total liabilities	124,882	13,337	89,618	202,275	43,483	(313,529)	160,066

9 months ended 31 December 2009 Analysis by operating segment	Retail Republic of Ireland €m	BoI Life €m	UK Financial Services €m	Capital Markets €m	Group Centre €m	Other reconciling items €m	Group €m
Capital expenditure	—	2	32	6	20	—	60

Investment in associates and joint ventures	134	—	74	9	—	—	217

External assets	52,999	11,744	53,804	60,101	2,458	—	181,106
Inter segment assets	68,946	1,714	22,202	135,270	47,020	(275,152)	—

Total assets	121,945	13,458	76,006	195,371	49,478	(275,152)	181,106

External liabilities	49,109	12,081	18,400	78,562	16,517	—	174,669
Inter segment liabilities	72,401	515	58,298	117,743	26,195	(275,152)	—

Total liabilities	121,510	12,596	76,698	196,305	42,712	(275,152)	174,669

Year ended 31 March 2009 Analysis by operating segment	Retail Republic of Ireland €m	BoI Life €m	UK Financial Services €m	Capital Markets €m	Group Centre €m	Other reconciling items €m	Group €m
Capital expenditure	60	7	59	14	54	—	194

Investment in associates and joint ventures	118	—	46	9	—	—	173

External assets	55,501	9,697	52,574	71,774	4,570	—	194,116
Inter segment assets	58,879	1,671	12,784	122,534	25,223	(221,091)	—

Total assets	114,380	11,368	65,358	194,308	29,793	(221,091)	194,116

External liabilities	54,382	10,058	19,932	92,129	10,702	—	187,203
Inter segment liabilities	56,514	521	46,371	102,577	15,108	(221,091)	—

Total liabilities	110,896	10,579	66,303	194,706	25,810	(221,091)	187,203

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2      OPERATING SEGMENTS (Continued)

Year ended 31 December 2010 Gross revenue by operating segments	Retail Republic of Ireland €m	BoI Life €m	UK Financial Services €m	Capital Markets €m	Group Centre €m	Eliminations €m	Group €m
External customers	1,936	279	2,269	1,598	1,780	—	7,862
Inter-segment revenue	2,310	11	769	2,664	(368)	(5,386)	—

Total gross revenue	4,246	290	3,038	4,262	1,412	(5,386)	7,862

9 months ended 31 December 2009 Gross revenue by operating segments	Retail Republic of Ireland €m	BoI Life €m	UK Financial Services €m	Capital Markets €m	Group Centre €m	Eliminations €m	Group €m
External customers	1,458	247	1,814	1,107	1,264	—	5,890
Inter-segment revenue	1,996	15	693	2,474	(734)	(4,444)	—

Total gross revenue	3,454	262	2,507	3,581	530	(4,444)	5,890

Year ended 31 March 2009 Gross revenue by operating segments	Retail Republic of Ireland €m	BoI Life €m	UK Financial Services €m	Capital Markets €m	Group Centre €m	Eliminations €m	Group €m
External customers	2,766	7	3,575	4,014	(168)	—	10,194
Inter-segment revenue	4,981	(10)	1,629	5,270	(2,626)	(9,244)	—

Total gross revenue	7,747	(3)	5,204	9,284	(2,794)	(9,244)	10,194

The analysis below is on a geographical basis—based on the location of the business unit by which the revenues are generated.

Year ended 31 December 2010 Geographical analysis	Ireland €m	United Kingdom €m	Rest of World €m	Eliminations €m	Total €m
External revenues	4,985	2,661	216	—	7,862
Inter segment revenue	974	616	171	(1,761)	—

Gross revenue	5,959	3,277	387	(1,761)	7,862

Capital expenditure	72	18	—	—	90

External assets	107,893	56,560	3,020	—	167,473
Inter segment assets	57,983	23,657	3,035	(84,675)	—

Total assets	165,876	80,217	6,055	(84,675)	167,473

External liabilities	132,105	25,959	2,002	—	160,066
Inter segment liabilities	27,482	53,411	3,782	(84,675)	—

Total liabilities	159,587	79,370	5,784	(84,675)	160,066

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2      OPERATING SEGMENTS (Continued)

9 months ended 31 December 2009 Geographical analysis	Ireland €m	United Kingdom €m	Rest of World €m	Eliminations €m	Total €m
External revenues	3,795	2,022	73	—	5,890
Inter segment revenue	1,003	509	226	(1,738)	—

Gross revenue	4,798	2,531	299	(1,738)	5,890

Capital expenditure	27	32	1	—	60

External assets	116,259	59,089	5,758	—	181,106
Inter segment assets	57,873	26,684	10,731	(95,288)	—

Total assets	174,132	85,773	16,489	(95,288)	181,106

External liabilities	138,292	26,627	9,750	—	174,669
Inter segment liabilities	29,722	59,478	6,089	(95,289)	—

Total liabilities	168,014	86,105	15,839	(95,289)	174,669

Year ended 31 March 2009 Geographical analysis	Ireland €m	United Kingdom €m	Rest of World €m	Eliminations €m	Total €m
External revenues	6,733	3,304	157	—	10,194
Inter segment revenue	889	2,908	648	(4,445)	—

Gross revenue	7,622	6,212	805	(4,445)	10,194

Capital expenditure	134	58	2	—	194

External assets	128,291	59,791	6,034	—	194,116
Inter segment assets	56,344	33,823	9,280	(99,447)	—

Total assets	184,635	93,614	15,314	(99,447)	194,116

External liabilities	148,094	29,211	9,898	—	187,203
Inter segment liabilities	30,715	63,911	4,821	(99,447)	—

Total liabilities	178,809	93,122	14,719	(99,447)	187,203

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3      INTEREST INCOME

	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Loans and advances to customers (including loans held for sale to NAMA)	4,387	3,503	7,901
Available for sale financial assets	584	498	1,335
Finance leases	141	139	232
Loans and advances to banks	67	48	246
Other	—	—	3

Interest income	5,179	4,188	9,717

Included within interest income is €210 million (nine month period ended 31 December 2009: €161 million; year ended 31 March 2009: €110 million) recognised on impaired financial assets. Net interest income also includes a charge of €411 million (nine month period ended 31 December 2009: charge of €351 million; year ended 31 March 2009: gain of €93 million) transferred from the cash flow hedge reserve (see page F-7).

Interest income in the year ended 31 December 2010 includes a gain of €15 million arising on the re-measurement of a loan note received as consideration for the disposal of a business activity in the nine month period ended 31 December 2009, due to an increase in the expected cash flows.

4      INTEREST EXPENSE

	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Customer accounts	1,467	995	2,773
Debt securities in issue	895	653	2,297
Subordinated liabilities	312	163	423
Deposits from banks	286	198	554

Interest expense	2,960	2,009	6,047

In January 2010 the European Commission imposed restrictions on the Group's ability to make coupon payments on certain subordinated liabilities unless under a binding legal obligation to do so (a 'coupon stopper' provision). On 31 December 2009 the Group expected that it would be precluded from making coupon payments on these instruments for two years and therefore, as a result of this change in expected cashflows, the Group recognised a gain of €67 million in its financial statements for the nine month period ended 31 December 2009. As announced by the Group on 16 April 2010, it was expected at that date that the 'coupon stopper' provision would cease on 31 January 2011. The European Commission confirmed this on 15 July 2010. Consequently the Group has recognised a charge of €36 million in the year ended 31 December 2010 to reflect this change. Of this amount €35 million (nine month period ended 31 December 2009: gain of €58 million) has been reported in interest expense, under the effective interest

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4      INTEREST EXPENSE (Continued)

method, while a charge of €1 million (nine month period ended 31 December 2009: gain of €9 million) was reported in net trading income (note 7).

Included within interest expense for the year ended 31 December 2010 is an amount of €275 million (nine month period ended 31 December 2009: €nil; year ended 31 March 2009: €nil) relating to the cost of the Credit Institutions (Eligible Liabilities Guarantee) Scheme (ELG). The cost of this scheme is classified as interest expense as it is directly attributable and incremental to the issue of specific financial liabilities. Further information on this scheme is outlined in note 54. The cost of the Credit Institutions (Financial Support) Scheme (CIFS) for the year ended 31 December 2010 of €68 million (nine month period ended 31 December 2009: €105 million; year ended 31 March 2009: €66 million) is shown in fee and commission expense (note 6).

5      NET INSURANCE PREMIUM INCOME

	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Gross premiums written	1,069	751	1,190
Ceded reinsurance premiums	(112)	(91)	(116)

Net premiums written	957	660	1074
Change in provision for unearned premiums	12	5	(5)

Net insurance premium income	969	665	1,069

6      FEE AND COMMISSION INCOME AND EXPENSE

Income	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Retail banking customer fees	362	268	368
Asset management fees	83	66	132
Insurance commissions	81	60	75
Credit related fees	52	41	38
Brokerage fees	8	8	13
Other	47	31	91

Fee and commission income	633	474	717

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6      FEE AND COMMISSION INCOME AND EXPENSE (Continued)

Included in other fees is an amount of €3 million (nine month period ended 31 December 2009: €3 million; year ended 31 March 2009: €4 million) related to trust and other fiduciary fees.

Expense	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Government Guarantee fee (note 54)	68	105	66
Other	189	150	166

Fee and commission expense	257	255	232

The Government Guarantee fee relates to the fee paid under the CIFS Scheme, which commenced on 30 September 2008 and expired on 29 September 2010. This fee is included as a fee and commission expense as it is not both directly attributable and incremental to the issue of specific financial liabilities. Further information on the CIFS Scheme is outlined in note 54. The cost of the ELG Scheme for the year ended 31 December 2010 of €275 million is recognised in interest expense (note 4).

7      NET TRADING INCOME / (EXPENSE)

	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Financial assets designated at fair value	19	31	(29)
Financial liabilities designated at fair value	189	(137)	55
Related derivatives held for trading	67	86	(41)

	275	(20)	(15)
Other financial instruments held for trading	(76)	(13)	(258)
Net fair value hedge ineffectiveness	26	7	(27)
Cash flow hedge ineffectiveness	—	(2)	(7)

Net trading income / (expense)	225	(28)	(307)

Net trading income of €225 million (nine month period ended 31 December 2009: net trading expense of €28 million; year ended 31 March 2009: net trading expense of €307 million) includes the gains and losses on financial instruments held for trading and those designated at fair value through profit or loss (other than unit linked life assurance assets and investment contract liabilities). It includes the gains and losses arising on the purchase and sale of these instruments, the interest income receivable and expense payable and the fair value movement on these instruments, together with the funding cost of the trading instruments. It also includes €124 million (nine month period ended 31 December 2009: €20 million; year ended 31 March 2009: €65 million) in relation to net gains arising from foreign exchange.

Net trading income / (expense) includes the total fair value movement (including interest receivable and payable) on liabilities that have been designated at fair value through profit or loss. The interest receivable on amortised cost assets which are funded by those liabilities is reported in net interest income. Net trading income / (expense) also includes the total fair value movements on derivatives that are economic hedges of

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7      NET TRADING INCOME / (EXPENSE) (Continued)

assets and liabilities which are measured at amortised cost, the net interest receivable or payable on which is also reported within net interest income. The net amount reported within net interest income relating to these amortised cost instruments was €175 million (nine month period ended 31 December 2009: €71 million; year ended 31 March 2009: €578 million).

Net fair value hedge ineffectiveness comprises a net gain from hedging instruments of €280 million (31 December 2009: net loss of €97 million; year ended 31 March 2009: net gain of €213 million) offsetting a net loss from hedged items of €254 million (nine month period ended 31 December 2009: net gain of €104 million; year ended 31 March 2009: net loss of €240 million).

The net gain from the change in credit spreads relating to the Group's liabilities designated at fair value through profit or loss was €360 million (nine month period ended 31 December 2009: net loss of €6 million; 31 March 2009: net gain of €64 million). Of this amount, €297 million has been recognised within net trading income, with a further €58 million included within insurance contract liabilities and claims paid and €5 million included in other operating income. In prior periods, this was all included in net trading income. The cumulative impact at 31 December 2010 from the change in credit spreads relating to liabilities recognised on the balance sheet at that date is a net gain of €425 million (31 December 2009: €90 million; year ended 31 March 2009: €96 million).

Included within net trading income / (expense) above is a charge of €1 million (nine month period ended 31 December 2009: gain of €9 million; year ended 31 March 2009: €nil) in relation to the revised estimates of future cashflows on certain subordinated liabilities. See note 4 for further details.

8      LIFE ASSURANCE INVESTMENT INCOME AND GAINS / (LOSSES)

	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Gross life assurance investment income and gains / (losses)	464	961	(1,635)
Elimination of investment return on treasury stock held for the benefit of policyholders in the Life businesses	10	(3)	65

Life assurance investment income and gains / (losses)	474	958	(1,570)

Life assurance investment income and gains / (losses) comprise the investment return, realised gains and losses, and unrealised gains and losses which accrue to the Group, on all investment assets held by BoI Life, other than those held for the benefit of policyholders whose contracts are considered to be investment contracts.

IFRS requires that Bank of Ireland stock held by the Group, including those held by BoI Life for the benefit of policyholders, are reclassified as treasury stock and accounted for as a deduction from equity. Changes in the value of any treasury stock held are recognised in equity at the time of disposal and dividends are not recognised as income or distributions.

The impact on the Group income statement for the year ended 31 December 2010 of applying this accounting treatment is that life assurance investment income and gains of €464 million have been increased by €10 million which is the loss on Bank of Ireland stock held under insurance contracts. Other

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8      LIFE ASSURANCE INVESTMENT INCOME AND GAINS / (LOSSES) (Continued)

operating income (note 10) has been increased by €10 million which is the loss on stock held under investment contracts. The combined adjustment is €20 million (31 December 2009: €6 million; year ended 31 March 2009: €131 million).

9      GAIN ON SUBORDINATED LIABILITY MANAGEMENT

As part of its ongoing capital management activities, the Group has repurchased and / or exchanged certain subordinated liabilities.

This involved a number of transactions as follows:

Year ended 31 December 2010

•
a Debt for Debt exchange relating to five subordinated notes, in February 2010;

•
a Debt for Equity offer as part of the 2010 Capital Raising, under which holders of certain notes exchanged these notes for (a) cash proceeds from the allotment of ordinary stock on behalf of such holders in the rights issue or (b) allotment instruments which automatically converted into ordinary stock on 10 September 2010, or (c) a combination thereof;

•
a Debt for Debt exchange in July 2010 in relation to US dollar subordinated notes;

•
a Debt for Debt exchange in September 2010 in relation to Canadian dollar subordinated notes; and

•
a Debt for Debt exchange relating to nine subordinated notes, in December 2010.

Nine month period ended 31 December 2009

•
the repurchase of certain euro, US dollar and sterling subordinated notes in June 2009.

Further details on these transactions are set out on pages F-100 to F-104.

The gains (before taxation) arising on these transactions are summarised below:

Year ended 31 December 2010 €m
Debt for debt exchanges (Dated)
—February 2010 transaction	423
—July 2010 transaction	12
—December 2010 transaction	691

1,126
Debt for equity offer (Undated)	276

Gain on subordinated liability management	1,402

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9      GAIN ON SUBORDINATED LIABILITY MANAGEMENT (Continued)

The September 2010 transaction did not give rise to a gain as the notes repurchased were measured at fair value through profit or loss, and hence the gain realised had already been recognised in net trading income.

9 months ended 31 December 2009 €m
Repurchase of subordinated notes
—June 2009 transaction	1,037

Gain on subordinated liability management	1,037

On 10 February 2010 the €750 million 6.45% subordinated bonds were redeemed on reaching their maturity date.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9      GAIN ON SUBORDINATED LIABILITY MANAGEMENT (Continued)

The following tables summarise the results of the debt for debt exchanges and the debt for equity offer in the year ended 31 December 2010 and the repurchase of subordinated liabilities for cash in the nine month period ended 31 December 2009.

For further information on the Group's subordinated liabilities please refer to note 40.

Debt for debt exchanges (Dated) during the year ended 31 December 2010 Description	Nominal Amount prior to debt for debt exchange	Nominal Amount exchanged	Residual Nominal Amount	Price (%)*	Nominal and fair value of new notes issued
€650 million
Fixed / Floating Rate Subordinated Note due 2019
February 2010 transaction	€650m	€230m	€420m	78%	€179m(a)
December 2010 transaction	€420m	€218m	€202m	51%	€111m(e)
€600 million
Subordinated Floating Rate Notes 2017
February 2010 transaction	€600m	€442m	€158m	72%	€319m(a)
December 2010 transaction	€158m	€110m	€48m	48%	€53m(e)
€750 million
Floating Rate Subordinated Notes 2017
February 2010 transaction	€750m	€502m	€248m	73%	€366m(a)
December 2010 transaction	€248m	€155m	€93m	48%	€74m(e)
€1,002 million
Fixed Rate Subordinated Notes 2020
December 2010 transaction	€1,002m	€255m	€747m	57%	€141m(e)
Stg£400 million
Fixed / Floating Rate Subordinated Notes 2018
February 2010 transaction	Stg£400m	Stg£245m	Stg£155m	79%	Stg£194m(b)
December 2010 transaction	Stg£155m	Stg£98m	Stg£57m	52%	Stg£45m(f) & €7m(e)
Stg£450 million
Fixed / Floating Rate Subordinated Notes 2020
December 2010 transaction	Stg£450m	Stg£178m	Stg£272m	53%	Stg£60m(f) & €40m(e)
Stg£75 million
10 3/4% Subordinated Note 2018
December 2010 transaction	Stg£75m	Stg£48m	Stg£27m	58%	Stg£27m(f) & €1m(e)
Stg£197 million
Fixed Rate Subordinated Notes 2020
December 2010 transaction	Stg£197m	Stg£110m	Stg£87m	57%	Stg£41m(f) & €24m(e)
US$600 million
Subordinated Floating Rate Notes due 2018
February 2010 transaction	US$600m	US$227m	US$373m	70%	€114m(a) and Stg£3m(b)
July 2010 transaction	US$373m	US$45m	US$328m	68%	€24m(c)
December 2010 transaction	US$328m	US$143m	US$185m	46%	€50m(e)
CAD$400 million
Fixed / Floating Rate Subordinated Notes 2015
September 2010 transaction	CAD$400m	CAD$179m	CAD$221m	81%	CAD$145m(d)
*
this column shows the price paid as a percentage of the nominal amount exchanged.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9      GAIN ON SUBORDINATED LIABILITY MANAGEMENT (Continued)

The net gain after transaction costs amounted to €1,126 million (€1,103 million after taxation) being the net of fair value of the new notes issued of €1,934 million and the carrying value of the notes repurchased of €3,073 million, less transaction costs of €13 million.

The new subordinated liabilities issued in relation to the February 2010 transaction were:

(a)
€978 million, 10% coupon with a maturity of 12 February 2020, and

(b)
Stg£197 million, 10% coupon with a maturity of 12 February 2020.

The new subordinated liability issued in relation to the July 2010 transaction was:

(c)
€24 million, 10% coupon with a maturity of 12 February 2020.

The new subordinated liability issued in relation to the September 2010 transaction was:

(d)
CAD$145 million Fixed / Floating with a maturity of 22 September 2018.

The new senior notes (included within debt securities in issue) issued in relation to the December 2010 transaction were:

(e)
€500 million, 6.75% with a maturity of 30 January 2012, and

(f)
Stg£173 million, 6.75% with a maturity of 30 January 2012.

Debt for equity offer (Undated) during the year ended 31 December 2010 Description	Nominal Amount prior to debt for equity offer	Nominal Amount exchanged	Price (%)*	Residual Nominal Amount
Recognised in the income statement
€600 million
7.40% Guaranteed Step-up Callable Perpetual Preferred Securities	€476m	€223m	86%	€253m
Stg£350 million
6.25% Guaranteed Callable Perpetual Preferred Securities	Stg£46m	Stg£6m	63%	Stg£40m
€600 million
Fixed Rate / Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	€350m	€134m	60%	€216m
US$800 million
Fixed Rate / Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	US$400m	US$339m	73%	US$61m
US$400 million
Fixed Rate / Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	US$200m	US$180m	72%	US$20m
Stg£500 million
Fixed Rate / Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	Stg£37m	Stg£32m	58%	Stg£5m
*
this column shows the price paid as a percentage of the nominal amount exchanged.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9      GAIN ON SUBORDINATED LIABILITY MANAGEMENT (Continued)

The net gain after transaction costs on the debt for equity offer on subordinated liabilities amounted to €276 million (€269 million after taxation) being the net of the fair value of the consideration of €588 million and the carrying value of the securities of €871 million less transaction costs of €7 million.

Recognised in retained earnings	Nominal Amount prior to debt for equity offer	Nominal Amount exchanged	Price (%)*	Residual Nominal Amount
US$150 million Floating Rate Note (FRN) (accounted for as preference equity)	US$150m	US$70m	58%	US$80m

The net gain after transaction costs on the debt for equity offer on equity instruments amounted to €24 million after taxation being the fair value of the consideration of €29 million less the carrying value of the notes of €53 million. This amount is shown in other reserves and is included in the Statement of Changes in Equity on page F-7.

Repurchase of subordinated liabilities (Undated) during the nine months ended 31 December 2009 Description	Original Nominal Amount	Nominal Amount Repurchased	Price Paid (%)*	Residual Nominal Amount
€600 million
7.40% Guaranteed Step-up Callable Perpetual Preferred Securities	€600m	€124m	50%	€476m
Stg£350 million
6.25% Guaranteed Callable Perpetual Preferred Securities	Stg£350m	Stg£304m	42%	Stg£46m
€600 million
Fixed Rate / Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	€600m	€250m	38%	€350m
US$800 million
Fixed Rate / Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	US$800m	US$400m	40%	US$400m
US$400 million
Fixed Rate / Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	US$400m	US$200m	40%	US$200m
Stg£500 million
Fixed Rate / Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	Stg£500m	Stg£463m	40%	Stg£37m
*
this column shows the price paid as a percentage of the nominal amount exchanged.

The net gain after transaction costs on the repurchase of the subordinated liabilities amounted to €1,037 million (€1,029 million after taxation) being the net of the consideration paid of €683 million and the carrying value of the securities of €1,720 million.

There were no subordinated liability management activities during the year ended 31 March 2009.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10    OTHER OPERATING INCOME

	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Other insurance income	70	54	103
Other income	55	(104)	(21)
Movement in value of in force asset	41	29	(80)
Transfer from available for sale reserve on asset disposal	15	55	5
Elimination of investment return on treasury stock held for the benefit of policyholders in the Life business (note 57)	10	(3)	66
Dividend Income	8	—	—

Other operating income	199	31	73

Included within other income is a net gain of €26 million (nine month period ended 31 December 2009: charge of €62 million; year ended 31 March 2009: charge of €46 million) arising on fair value movements on international investment properties and related activities. In addition, other income for the nine month period ended 31 December 2009 included a charge of €74 million arising from an unfavourable court ruling in connection with a European property investment.

11    INSURANCE CONTRACT LIABILITIES AND CLAIMS PAID

	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Surrenders	(597)	(480)	(768)
Death and critical illness	(108)	(105)	(128)
Annuities	(65)	(34)	(35)
Maturities	(3)	(3)	(5)
Other	(35)	(34)	(27)

Gross claims	(808)	(656)	(963)
Reinsurance	47	38	40

Net claims	(761)	(618)	(923)
Change in liabilities:
Gross	(530)	(1,023)	1,507
Reinsurance	23	179	(47)

	(507)	(844)	1,460

Insurance contract liabilities and claims paid	(1,268)	(1,462)	537

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12    OTHER OPERATING EXPENSES

	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Restated* Year ended 31 March 2009 €m
Administrative expenses
—Staff costs (see analysis below)	1,003	789	1,197
—Other administrative expenses	645	479	737
Depreciation
—Intangible assets (note 31)	107	75	132
—Property, plant and equipment (note 33)	40	32	46
—(Reversal) / impairment of intangible assets	(2)	6	—
Revaluation of property	10	6	9

Total other operating expenses	1,803	1,387	2,121

Staff costs are analysed as follows:
Wages and salaries	748	569	849
Social security costs	76	61	91
Retirement benefit costs (defined benefit plans) (note 44)	174	147	173
Retirement benefit costs (defined contribution plans)	—	2	7
Share based payment schemes	(6)	—	19
Other	11	10	58

Staff costs	1,003	789	1,197

Excluded from Retirement benefit costs (defined benefit plans) is a gain of €733 million in relation to the impact of amendments to defined benefit pension schemes. The Group completed a review of its defined benefit pension schemes in April 2010 and a shared solution to address the deficit in the Bank of Ireland Staff Pensions Fund (BSPF) and other defined benefit schemes (note 44) involving the members of the schemes and the Group was developed. Based on the status of implementation of the shared solution at 31 December 2010, the Group has recognised a reduction in the deficit of the above pension schemes of €733 million net of any directly related expenses. This gain has been shown as a separate line item on the income statement.

Included in other administration expenses above is an amount of €65 million (nine month period ended 31 December 2009: €49 million; year ended 31 March 2009: €68 million) in relation to operating lease payments.

Included in other operating expenses for the nine month period ended 31 December 2009 is an impairment charge on intangible assets of €6 million which was previously shown as a separate line item on the income statement.

Restructuring

The Group continues to maintain its focus on cost management and is implementing a range of initiatives to further reduce costs. During the year ended 31 December 2010 the Group incurred costs of €18 million

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12    OTHER OPERATING EXPENSES (Continued)

in respect of restructuring activities (nine month period ended 31 December 2009: €nil; year ended 31 March 2009: €83 million).

Staff numbers

In the year ended 31 December 2010 the average number of staff (full time equivalents) was 14,284 (nine month period ended 31 December 2009: 14,755; year ended 31 March 2009: 15,868) categorised as follows in line with the operating segments as stated in note 2.

	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Retail Republic of Ireland	5,594	5,698	5,951
BoI Life	1,016	1,071	1,132
UK Financial Services	2,505	2,865	3,514
Capital Markets	1,342	1,557	1,801
Group Centre	3,827	3,564	3,470

Total	14,284	14,755	15,868

The increase in staff numbers in Group Centre reflects the ongoing centralisation of support functions in order to maximise operating efficiencies.

13    AUDITORS' REMUNERATION

	Notes	RoI(i) €m	Overseas(ii) €m	Year ended 31 December 2010 €m	Restated* 9 months Ended 31 December 2009 €m	Restated* Year ended 31 March 2009 €m
Audit and assurance services (excluding VAT)
Statutory audit		2.6	0.9	3.5	3.8	3.6
Other assurance services(iii)		3.8	0.4	4.2	4.3	4.1

		6.4	1.3	7.7	8.1	7.7
Other services (excluding VAT)
Taxation services		0.2	0.2	0.4	0.3	0.7
Other non-audit services(iv)		—	—	—	—	—

Auditors remuneration		6.6	1.5	8.1	8.4	8.4

*
The comparative amounts have been restated to exclude VAT as this is collected by the auditor on behalf of the tax authorities and does not represent remuneration of the auditor.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13    AUDITORS' REMUNERATION (Continued)

The figures in the above table relate to fees paid to PricewaterhouseCoopers (PwC). The Group Audit Committee has reviewed the level of fees and is satisfied that it has not affected the independence of the auditors.

(i)
Fees paid to the Statutory Auditor, PricewaterhouseCoopers Ireland.

(ii)
Fees to overseas auditors principally consist of fees to PwC in the UK.

(iii)
Other assurance services consist primarily of fees in connection with reporting to regulators, review of the interim financial statements, letters of comfort, review of compliance with Government Guarantee Schemes, reporting on Sarbanes-Oxley, reporting accountants' work and other accounting matters.

(iv)
Other non-audit services consist primarily of fees for translation services and other assignments.

14    IMPAIRMENT CHARGES ON FINANCIAL ASSETS (INCLUDING ASSETS SOLD OR HELD FOR SALE TO NAMA)

	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Loans and advances to customers (including assets sold or held for sale to NAMA)	2,116	4,055	1,435
Available for sale financial assets (AFS) (note 24)	168	2	76
Loans and advances to banks (note 23)	—	—	2

Impairment charges on financial assets (including assets sold or held for sale to NAMA)	2,284	4,057	1,513

In the year ended 31 December 2010, the Group incurred impairment charges of €168 million on assets in its AFS portfolio. This includes a charge of €98 million on a holding of subordinated debt issued by Allied Irish Banks plc. The Group exchanged these bonds for cash in January 2011 without further loss. In addition, the Group incurred an impairment charge of €70 million on NAMA subordinated bonds following the decision by NAMA not to pay the discretionary coupon due on 1 March 2011.

The impairment charge on loans and advances to customers (excluding assets sold to NAMA) amounted to €1,887 million (nine month period ended 31 December 2009: €2,371 million), while the impairment charge in respect of assets sold or held for sale to NAMA amounted to €229 million (nine month period ended 31 December 2009: €1,684 million)*.

The impairment charge in respect of assets sold or held for sale to NAMA for the twelve month period ended 31 December 2010 and the nine month period ended 31 December 2009 is based on loans sold to NAMA during 2010 together with loans classified as held for sale to NAMA at 31 December 2010. The analysis of the impairment charge for the nine month period ended 31 December 2009 between loans and advances to customers and assets sold or held for sale to NAMA has been re-presented on this basis to allow comparability with no change to the total impairment charge.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14    IMPAIRMENT CHARGES ON FINANCIAL ASSETS (INCLUDING ASSETS SOLD OR HELD FOR SALE TO NAMA) (Continued)

In the prior period financial statements, the amount disclosed in respect of impairment charges on assets held for sale to NAMA at 31 December 2009 was €2,231 million.

*
As the establishment of NAMA was announced in April 2009 and the relevant legislation was enacted in November 2009, the comparable information for the year ended 31 March 2009 is not available.

15    LOSS ON SALE OF ASSETS TO NAMA INCLUDING ASSOCIATED COSTS

The loss on sale of assets to NAMA reflects those assets that were sold to NAMA in the year ended 31 December 2010 as set out below:

	Year ended 31 December 2010
Loss on sale of assets to NAMA	€m	€m
Fair value of consideration(1)		5,046
Assets transferred
—Loans sold to NAMA (nominal value)	(9,340)
—Derivatives sold to NAMA (fair value)	(61)
—Impairment provisions at date of sale	2,237	(7,164)

Other items(2)		(123)

Loss on sale of assets to NAMA		(2,241)

(1)
Fair value of consideration consists of NAMA senior bonds (representing 95% of the nominal consideration) and non-Government guaranteed subordinated bonds (representing 5% of the nominal consideration) (see note 24 and note 25).

(2)
Other items includes provision for servicing liability, other related sale costs and adjustments in respect of movements in assets between the due diligence valuation date and the date at which they transferred to NAMA.

During the year ended 31 December 2010, the Group sold €9.4 billion of assets to NAMA, which carried impairment provisions at the date of sale of €2.2 billion. The fair value of the consideration for these assets amounted to €5.0 billion. After taking account of other items (which includes provision for servicing liability, other related sale costs and adjustments in respect of movements in assets between the due diligence valuation date and the date at which they transferred to NAMA), the Group incurred a loss on sale of assets to NAMA of €2.2 billion.

At 31 December 2010, the Group still held as eligible for transfer to NAMA €0.9 billion of assets (before impairment provisions), where the Group has an individual customer / sponsor exposure of greater than €20 million. At 31 December 2010, these assets are classified as assets held for sale to NAMA (note 27) as the Group expects to transfer them to NAMA during 2011. As set out in note 27, the Group expects to incur a loss on the sale of these assets to NAMA.

Further details are set out in note 27.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16    SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES (AFTER TAX)

	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
First Rate Exchange Services (note 30)	37	27	39
Property unit trust (note 30)	7	10	(63)
Paul Capital Investments LLC (note 30)	—	1	(11)
Other joint ventures (note 30)	—	(1)	—
Associates (note 29)	5	(2)	(7)

Share of results of associates and joint ventures (after tax)	49	35	(42)

17    LOSS ON DISPOSAL OF BUSINESS ACTIVITIES

	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Iridian Asset Management LLC	—	(10)	—
Guggenheim Alternative Asset Management LLC	—	7	—

Loss on disposal of business activities	—	(3)	—

There were no disposals of business activities during the year ended 31 December 2010 or the year ended 31 March 2009.

Interest income in the year ended 31 December 2010 includes a gain of €15 million arising on the re-measurement of a loan note received as consideration for the disposal of a business activity in the nine month period ended 31 December 2009, due to an increase in the expected cash flows.

See note 35 (Other assets and liabilities classified as held for sale) for details of businesses which were classified as other assets and liabilities classified as held for sale at 31 December 2010 and see note 62 (Post balance sheet events) for details of subsequent disposals.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18    TAXATION

	Year Ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year Ended 31 March 2009 €m
Current tax
Irish Corporation Tax
—Current year	(21)	(19)	(84)
—Prior year	11	5	7
Double taxation relief	2	1	—
Foreign tax
—Current year	(29)	2	3
—Prior year	(2)	(1)	—

	(39)	(12)	(74)
Deferred tax credit
Origination and reversal of temporary differences (note 43)	380	356	115

Taxation credit	341	344	41

The reconciliation of tax on the loss before taxation at the standard Irish corporation tax rate to the Group's actual tax credit for the year ended 31 December 2010 and nine month period ended 31 December 2009 and the year ended 31 March 2009 is as follows:

	Year Ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year Ended 31 March 2009 €m
Loss before tax multiplied by the standard rate of corporation tax in the Republic of Ireland of 12.5% (2009: 12.5%)	119	227	1
Effects of:
Gains arising on repurchase of subordinated liabilities	156	121	—
Foreign earnings subject to different rates of tax	51	70	81
Other adjustments for tax purposes	49	(12)	13
Previously unrecognised deferred tax assets	15	—	—
Share of results of associates and joint ventures shown post tax in the income statement	6	3	5
Elimination of investment return on treasury stock held for the benefit of policy holders	2	(1)	16
Impact of deferred tax rate change	(10)	—	—
Non-deductible expenses	(15)	(9)	(19)
Non-deductible goodwill impairment	—	—	(110)
BoI Life Companies—different basis of accounting	(32)	(55)	58
Tax exempted profits and income at a reduced Irish rate	—	—	(4)

Taxation credit	341	344	41

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18    TAXATION (Continued)

Other adjustments for tax purposes for the nine months ended 31 December 2009 includes an amount of €3 million (31 March 2009: €13 million) which was presented separately in the taxation reconciliation in the prior period financial statements.

The effective taxation rate for the year ended 31 December 2010 is a credit of 36% (nine month period ended 31 December 2009 is a credit of 19%; year ended 31 March 2009: credit of 178%). Excluding the impact of the gross-up for policyholder tax in the Life business, the elimination of the investment return on treasury stock held for policyholders in the Life business, the gain on liability management exercises, the impact of changes in pension schemes(1), the profit on gain / (loss) on disposal of business activities, the impact of coupon stopper on subordinated debt, the cost of restructuring programmes, and gains / (charges) arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss', the effective taxation rate was 14% compared to a rate of 16% for the nine month period ended 31 December 2009 and for the year ended 31 March 2009: 19%(2).

(1)
This item relates to the year ended 31 December 2010 only.

(2)
This has been restated to reflect the impact of the reclassification of the gain on movement in credit spreads on the Group's own debt and deposits accounted at 'fair value through profit or loss', as a non core item.

Tax effects relating to each component of other comprehensive income

	Year ended 31 December 2010			9 months ended 31 December 2009			Year ended 31 March 2009
	Pre tax Amount €m	Tax (charge) / credit €m	Net of tax amount €m	Pre tax amount €m	Tax (charge) / credit €m	Net of tax amount €m	Pre tax amount €m	Tax (charge) / credit €m	Net of tax Amount €m
Net change in revaluation reserve	(18)	3	(15)	(60)	7	(53)	(113)	17	(96)
Cash flow hedge
Changes in fair value	(205)	100	(105)	(555)	136	(419)	121	(102)	19
Transfer to income statement	520	(140)	380	676	(175)	501	(765)	206	(559)

Net change in cash flow hedge reserve	315	(40)	275	121	(39)	82	(644)	104	(540)

Available for sale
Changes in fair value	(402)	48	(354)	1,110	(137)	973	(1,270)	162	(1,108)
Transfer to income statement	153	(19)	134	(55)	6	(49)	(5)	—	(5)

Net change in reserve	(249)	29	(220)	1,055	(131)	924	(1,275)	162	(1,113)

Net actuarial gain / (loss) on defined benefit pension funds	465	(74)	391	(99)	25	(74)	(624)	80	(544)
Foreign exchange transaction gains	157	—	157	117	—	117	(528)	—	(528)

Other comprehensive income for the period	670	(82)	588	1,134	(138)	996	(3,184)	363	(2,821)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19    EARNINGS PER SHARE

The calculation of basic earnings per unit of €0.10 (2009: €0.64) ordinary stock is based on the (loss)/profit attributable to ordinary stockholders divided by the weighted average number of units of ordinary stock in issue excluding treasury stock and own stock held for the benefit of life assurance policyholders.

	Year ended 31 December 2010 €m	Restated* 9 months ended 31 December 2009 €m	Restated* Year ended 31 March 2009 €m
Basic
(Loss)/Profit attributable to stockholders	(614)	(1,460)	69
Restatement for IFRS 2 amendment	—	—	(16)
Dividends on other equity interests	—	(4)	(10)
Dividend on 2009 Preference Stock	(231)	(210)	(1)
Repurchase of capital note (note 48)	24	—	—

(Loss)/Profit attributable to ordinary stockholders	(821)	(1,674)	42

Weighted average number of units of stock in issue excluding treasury stock and own stock held for the benefit of life assurance policyholders	3,781	1,575	1,567

Basic earnings per share (cent)*	(21.7c )	(106.3c )	2.7c

*
The prior year has been restated to reflect the bonus element of the Rights Issue which took place in June 2010.

As set out in note 48, there were 3,136 million new units of €0.10 ordinary stock issued in June 2010 at €0.55 per share on the basis of three new units of ordinary stock for every two units held under the terms of the rights issue. The actual cum rights price on 19 May 2010, the last day of quotation cum rights, was €1.432 per unit of ordinary stock and the theoretical ex-rights price per unit of €0.10 ordinary stock was therefore €0.9028 per share. The comparative loss per share figures have been calculated by applying a factor of 1.586176 to the average number of units of ordinary stock in issue for the nine month period ended 31 December 2009 in order to adjust for the bonus element of the rights issue.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19    EARNINGS PER SHARE (Continued)

Diluted

The diluted earnings per share is based on the (loss)/profit attributable to ordinary stockholders divided by the weighted average ordinary stock in issue excluding treasury stock and own stock held for the benefit of life assurance policyholders adjusted for the effect of all dilutive potential ordinary stock.

	Year ended 31 December 2010 €m	Restated* 9 months ended 31 December 2009 €m	Restated* Year ended 31 March 2009 €m
Diluted
(Loss)/Profit attributable to stockholders	(614)	(1,460)	69
Restatement for IFRS 2 amendment	—	—	(16)
Dividends on other equity interests	—	(4)	(10)
Dividend on 2009 Preference Stock	(231)	(210)	(1)
Repurchase of capital note (note 48)	24	—	—

(Loss)/Profit attributable to ordinary stockholders	(821)	(1,674)	42

Weighted average number of units of stock in issue excluding treasury stock and own stock held for the benefit of life assurance policyholders	3,781	1,575	1,567
Effect of all dilutive potential ordinary stock	—	—	—

	3,781	1,575	1,567

Diluted earnings per share (cent)*	(21.7c )	(106.3c )	2.7c

*
The prior year has been restated to reflect the bonus element of the Rights Issue which took place in June 2010.

Where a dividend on the 2009 Preference Stock is not paid in either cash or units of ordinary stock, that dividend must subsequently be paid in the form of units of ordinary stock before a subsequent dividend on the 2009 Preference Stock or dividend on ordinary stock can be paid. The dividend required for the year ended 31 December 2010 has been deducted in the calculation of basic and diluted loss per share.

For the year ended 31 December 2010 and the nine month period ended 31 December 2009 there was no difference in the weighted-average number of units of stock used for basic and diluted net loss per share as the effect of all potentially dilutive ordinary units of stock outstanding was anti-dilutive. At 31 March 2009, 158 million warrants issued to the National Pension Reserve Fund Commission (NPRFC) on that date ("the secondary tranche warrants") were dilutive and were included in the calculation of diluted earnings per share, but did not have a significant impact on the weighted average number of shares outstanding.

As at 31 December 2010 there were stock options over 9 million units of potential ordinary stock (31 December 2009: 12 million units of potential ordinary stock and warrants issued to the NPRFC over 335 million units of stock; 31 March 2009: 16 million units of potential ordinary stock and warrants issued to the NPRFC over 177 million units of stock) which could potentially have a dilutive impact in the future, but which were anti-dilutive in the year ended 31 December 2010 and the nine month period ended 31 December 2009 and the year ended 31 March 2009 respectively.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20    TRADING SECURITIES

	31 December 2010 €m	31 December 2009 €m
Debt securities—listed	151	403

Trading securities	151	403

The Group holds a portfolio of bonds for trading purposes typically taking positions in sovereign, financial and corporate risk with an average rating of BBB+ (31 December 2009: AA-).

Included in the above is €137 million of bonds issued by or guaranteed by the Irish Government (31 December 2009: €nil).

21    DERIVATIVE FINANCIAL INSTRUMENTS

The Group's use, objectives and policies on managing the risks that arise in connection with derivatives, including the policies for hedging, are included in the Risk Management note 60. The notional amounts of certain types of financial instruments do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group's exposure to credit risk. The derivative instruments become assets or liabilities as a result of fluctuations in market rates or prices relative to their terms.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21    DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

The fair values and notional amounts of derivative instruments held are set out in the following tables:

		Fair Values
31 December 2010	Contract / notional amount €m	Assets €m	Liabilities €m
Derivatives held for trading
Foreign exchange derivatives
Currency forwards	25,564	386	242
Currency swaps	1,051	48	57
Over the counter currency options	1,210	8	8

Total foreign exchange derivatives held for trading	27,825	442	307

Interest rate derivatives
Interest rate swaps	221,716	2,121	2,287
Cross currency interest rate swaps	25,326	969	678
Forward rate agreements	11,420	5	5
Over the counter interest rate options	8,903	80	73

Total interest rate derivatives held for trading	267,365	3,175	3,043

Equity contracts and credit derivatives
Equity index linked contracts held	5,334	134	107
Credit derivatives	420	—	—

Total derivative assets / liabilities held for trading	300,944	3,751	3,457

Derivatives held for hedging
Derivatives designated as fair value hedges
Interest rate swaps	22,388	701	556
Cross currency interest rate swaps	1,577	223	1

Total designated as fair value hedges	23,965	924	557

Derivatives designated as cash flow hedges
Interest rate swaps	76,141	1,207	1,431
Currency forwards	23	1	—
Currency swaps	1,836	492	—

Total designated as cash flow hedges	78,000	1,700	1,431

Total derivative assets / liabilities held for hedging	101,965	2,624	1,988

Total derivative assets / liabilities	402,909	6,375	5,445

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21    DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

The fair values and notional amounts of derivative instruments held are set out in the following tables:

		Fair values
31 December 2009	Contract / notional amount €m	Assets €m	Liabilities €m
Derivatives held for trading
Foreign exchange derivatives
Currency forwards	33,354	218	454
Currency swaps	957	58	20
Over the counter currency options	1,191	9	10

Total foreign exchange derivatives held for trading	35,502	285	484

Interest rate derivatives
Interest rate swaps	182,704	2,078	2,175
Cross currency interest rate swaps	14,936	725	818
Forward rate agreements	17,643	14	15
Over the counter interest rate options	8,732	94	87

Total interest rate derivatives held for trading	224,015	2,911	3,095

Equity and commodity contracts
Equity index linked contracts held	5,493	148	123
Credit derivatives	721	—	—

Total derivative assets / liabilities held for trading	265,731	3,344	3,702

Derivatives held for hedging
Derivatives designated as fair value hedges
Interest rate swaps	28,554	634	595
Cross currency interest rate swaps	922	106	3

Total designated as fair value hedges	29,476	740	598

Derivatives designated as cash flow hedges
Interest rate swaps	63,023	1,155	1,736
Currency forwards	28	—	1
Currency swaps	2,270	585	—

Total designated as cash flow hedges	65,321	1,740	1,737

Total derivative assets / liabilities held for hedging	94,797	2,480	2,335

Total derivative assets / liabilities	360,528	5,824	6,037

Derivatives classified as held for trading comprise derivatives entered into with trading intent as well as derivatives entered into with economic hedging intent to which the Group does not apply hedge accounting. Derivatives classified as held for hedging in the table above comprise only those derivatives to which the Group applies hedge accounting.

As set out in its Risk Management note on pages F-172 to F-219, the Group uses netting arrangements and collateral agreements to reduce its exposure to credit losses. Of the derivative assets of €6.4 billion at 31 December 2010 (31 December 2009: €5.8 billion), €3.5 billion (31 December 2009: €3.8 billion) are

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21    DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

available for offset against derivative liabilities under netting arrangements. These transactions do not meet the criteria under IAS 32 to enable the assets to be presented net of the liabilities.

Placements with other banks includes cash collateral of €1.8 billion (31 December 2009: €1.9 billion) placed with derivative counterparties in respect of the net derivative liability position of €2.1 billion (31 December 2009: €2.2 billion).

Net derivative assets of €2.9 billion (31 December 2009: €2.1 billion) are not covered by master netting arrangements or relate to counterparties covered by master netting arrangements with whom a net asset position was held at the balance sheet date. At 31 December 2010 cash collateral of €0.7 billion (31 December 2009: €0.5 billion) was held against these assets and is reported within Deposits from banks (note 36).

The Group designates certain derivatives as hedging instruments in either fair value or cash flow hedge relationships.

Fair value hedges

Certain interest rate and cross currency interest rate derivatives are designated as hedging instruments. These are primarily used to reduce the interest rate and foreign exchange exposure on the Group's fixed rate debt held and debt issued portfolios.

Cash flow hedges

The Group designates certain interest rate and currency derivatives in cash flow hedge relationships in order to hedge the exposure to variability in future cash flows arising from variable assets and liabilities. Movements in the cash flow hedge reserve are shown in the statement of changes in equity (page F-7).

The periods in which the hedged cash flows are expected to occur are shown in the table below.

31 December 2010	Up to 1 year €m	Between 1 to 2 years €m	Between 2 to 5 years €m	More than 5 years €m	Total €m
Forecast receivable cash flows	214	285	1,038	460	1,997

Forecast payable cash flows	(1,217)	(1,663)	(919)	(772)	(4,571)

31 December 2009	Up to 1 year €m	Between 1 to 2 years €m	Between 2 to 5 years €m	More than 5 years €m	Total €m
Forecast receivable cash flows	153	393	1,215	517	2,278

Forecast payable cash flows	(1,056)	(1,240)	(2,457)	(915)	(5,668)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21    DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

The hedged cash flows are expected to impact the income statement in the following periods, excluding any hedge accounting adjustments that may be applied:

31 December 2010	Up to 1 year €m	Between 1 to 2 years €m	Between 2 to 5 years €m	More than 5 years €m	Total €m
Forecast receivable cash flows	254	307	1,015	421	1,997

Forecast payable cash flows	(2,617)	(344)	(881)	(729)	(4,571)

31 December 2009	Up to 1 year €m	Between 1 to 2 years €m	Between 2 to 5 years €m	More than 5 years €m	Total €m
Forecast receivable cash flows	203	418	1,189	468	2,278

Forecast payable cash flows	(3,159)	(550)	(1,104)	(855)	(5,668)

During the twelve month period ended 31 December 2010, there were no forecast transactions to which the Group has applied hedge accounting which were no longer expected to occur. For the nine month period ended 31 December 2009 hedge accounting had been applied to a forecast future borrowing of €190 million which was no longer expected to occur.

22    OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	31 December 2010 €m	31 December 2009 €m
Equity securities	7,186	6,404
Government bonds	1,776	1,605
Unit trusts	786	1,013
Debt securities	202	587
Loans and advances	95	70

Other financial assets at fair value through profit or loss	10,045	9,679

A portion of the Group's life assurance business takes the legal form of investment contracts, under which legal title to the underlying investment is held by the Group, but the inherent risks and rewards in the investments is borne by the policyholders. Due to the nature of these contracts, the carrying value of the assets is always the same as the value of the liabilities due to policyholders and any change in the value of the assets results in an equal but opposite change in the value of the amounts due to policyholders. The associated liabilities are included in liabilities to customers under investment contracts and insurance contract liabilities on the balance sheet.

At 31 December 2010, such assets amounted to €9,781 million (31 December 2009: €9,224 million), while the remaining €264 million (31 December 2009: €455 million) relates to other Group businesses.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23    LOANS AND ADVANCES TO BANKS

	31 December 2010 €m	31 December 2009 €m
Placements with other banks	4,062	2,683
Mandatory deposit with central banks	3,102	2,107
Funds placed with central banks	216	223
Securities purchased with agreement to resell	79	20

	7,459	5,033
Less allowance for impairment on loans and advances to banks	(1)	(2)

Loans and advances to banks	7,458	5,031

Placements with other banks includes cash collateral of €1.8 billion (31 December 2009: €1.9 billion) placed with derivative counterparties in relation to net derivative liability positions (note 21).

For the purpose of disclosure of credit risk exposures, loans and advances to banks are included within other financial instruments of €38.6 billion (31 December 2009: €36.1 billion) in the Risk Management note on pages F-172 to F-219.

The Group has entered into transactions to purchase securities with agreement to resell and has accepted collateral that it is permitted to sell or repledge in the absence of default by the owner of the collateral. The fair value of this collateral at 31 December 2010 was €79 million (31 December 2009: €21 million).

An amount of €967 million included within mandatory deposits with central banks relates to collateral in respect of notes in circulation (31 December 2009: €838 million).

24    AVAILABLE FOR SALE FINANCIAL ASSETS

	31 December 2010 €m	31 December 2009 €m
Government bonds	3,736	1,055
Other debt securities
—listed	11,197	18,438
—unlisted	593	1,391
Equity securities
—listed	1	16
—unlisted	49	40

Available for sale financial assets	15,576	20,940

At 31 December 2010, available for sale financial assets of €12.9 billion (31 December 2009: €9.8 billion) had been pledged to third parties in sale and repurchase agreements. These securities continue to be recognised on the balance sheet. The Group has not derecognised any securities delivered in repurchase agreements.

Included within unlisted debt securities are non-Government guaranteed subordinated bonds issued by NAMA with a fair value of €98 million (31 December 2009: €nil). These bonds represented 5% of the nominal consideration received for assets sold to NAMA, with the remaining 95% received in the form of

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24    AVAILABLE FOR SALE FINANCIAL ASSETS (Continued)

NAMA senior bonds (note 25). An impairment charge of €70 million has been incurred on the NAMA subordinated bonds (note 14).

The movement on available for sale financial assets is analysed as follows:

	31 December 2010 €m	9 months ended 31 December 2009 €m
As at the beginning of period	20,940	26,858
Revaluation, exchange and other adjustments	(105)	874
Additions	8,274	8,587
Sales	(4,328)	(3,385)
Redemptions	(9,047)	(12,004)
Amortisation	10	12
Impairment charge (note 14)	(168)	(2)

As at end of period	15,576	20,940

During the twelve month period ended 31 March 2009 the Group reclassified available for sale financial assets with a carrying amount and fair value of €419 million to loans and advances to customers as they are no longer considered to be traded in an active market. At the date of this reclassification, the Group had the intention and ability to hold these assets for the foreseeable future or until maturity. The Group did not make any such reclassifications in the twelve month period ended 31 December 2010 or in the nine month period ended 31 December 2009.

The table below sets out the relevant carrying amounts and fair values:

	31 December 2010		31 December 2009
	Carrying Amounts €m	Fair Value €m	Carrying Amounts €m	Fair Value €m
AFS financial assets reclassified to loans and advances to customers	432	454	424	432

Interest income of €14 million (nine month period ended 31 December 2009: €11 million) and an impairment charge of €24 million (nine month period ended 31 December 2009: €22 million) have been recognised in the income statement for the twelve month period ended 31 December 2010 in relation to these assets. If the assets had not been reclassified a fair value gain of €36 million (nine month period ended 31 December 2009: €56 million) would have been recognised in other comprehensive income and the impairment charge would have been €24 million (nine month period ended 31 December 2009: €24 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25    NAMA SENIOR BONDS

	31 December 2010 €m	31 December 2009 €m
NAMA senior bonds	5,075	—

The Group received as consideration for the Eligible Bank Assets transferred to NAMA, a combination of Government guaranteed bonds ('NAMA senior bonds'), issued by NAMA and guaranteed by the Minister for Finance (95% of the nominal consideration), and non-guaranteed subordinated bonds issued by NAMA (5% of the nominal consideration).

An active market does not exist for the NAMA senior bonds. They have been classified as loans and receivables and accounted for in line with the Group's accounting policy on loans and receivables as set out on page F-22.

At 31 December 2010, all NAMA senior bonds had been pledged to third parties in sale and repurchase agreements.

26    LOANS AND ADVANCES TO CUSTOMERS

	31 December 2010 €m	31 December 2009 €m
Loans and advances to customers	117,510	119,926
Finance leases and hire purchase receivables (see analysis below)	1,922	2,510

	119,432	122,436
Less allowance for impairment charges on loans and advances to customers (note 28)	(4,975)	(2,997)

Loans and advances to customers	114,457	119,439

Amounts include:
Due from joint ventures	105	113

As at 31 December 2010, loans and advances to customers of €793 million (31 December 2009: €9,457 million) (net of impairment provision of €75 million (31 December 2009: €2,778 million)) were classified as loans held for sale to NAMA (note 27). The total loans and advances to customers above exclude these assets.

An assessment of the credit quality of these assets is set out in the Risk Management note on pages F-172 to F-219.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26    LOANS AND ADVANCES TO CUSTOMERS (Continued)

Finance leases and hire purchase receivables

Loans and advances to customers include finance leases and hire purchase receivables, which are analysed as follows:

	31 December 2010 €m	31 December 2009 €m
Gross investment in finance leases:
Not later than 1 year	932	1,176
Later than 1 year and not later than 5 years	1,067	1,553
Later than 5 years	20	25

	2,019	2,754
Unearned future finance income on finance leases	(97)	(244)

Net investment in finance leases	1,922	2,510

The net investment in finance leases is analysed as follows:
Not later than 1 year	913	1,072
Later than 1 year and not later than 5 years	993	1,415
Later than 5 years	16	23

	1,922	2,510

The Group's material leasing arrangements include the provision of instalment credit and leasing finance for both consumer and commercial customers.

At 31 December 2010, the accumulated allowance for uncollectable minimum lease payments receivable was €65 million (31 December 2009: €62 million).

Securitisations

Loans and advances to customers include balances that have been securitised but not derecognised, comprising both residential mortgages and commercial loans. In general, the assets, or interests in the assets, are transferred to Special Purposes Entities (SPEs), which then issue securities to third party investors or to other entities within the Group. All of the Group's Securitisation SPEs are consolidated.

Refer to note 56 for further details on these SPEs, including details of entities that have issued liabilities internal to the Group and thus are capable of being pledged to monetary authorities.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27    ASSETS AND LIABILITIES HELD FOR SALE TO NAMA

At 31 December 2010, the Group had financial assets of €0.9 billion (nominal value) (31 December 2009: €12.2 billion) that it classified as assets held for sale to NAMA.

Assets held for sale to NAMA	31 December 2010 €m	31 December 2009 €m
Land and development loans	153	8,522
Associated loans (primarily investment loans)	715	3,713

	868	12,235
Impairment provisions	(75)	(2,778)

	793	9,457
Derivatives	7	93
Accrued interest	4	31

Total assets held for sale to NAMA	804	9,581

Analysed by operating segment
Retail Republic of Ireland	5	2,470
UK Financial Services	618	2,765
Capital Markets	181	4,346

Total assets held for sale to NAMA	804	9,581

Total liabilities held for sale to NAMA (Capital Markets)	—	1

In April 2009, the Minister for Finance announced that NAMA would be established with the purpose of strengthening the Irish financial sector and the NAMA legislation was enacted into law in November 2009. The participation of Bank of Ireland in the NAMA programme was approved by stockholders at an Extraordinary General Court on 12 January 2010.

NAMA has the power to acquire from Participating Institutions, Eligible Bank Assets, that is, land and development loans and certain associated loans (which comprise non-land and non-development related loans to borrowers of land and development related loans, or loans to certain associated entities of borrowers who provided security in respect of the land or development related loans). The geographic distribution of the loans relates to exposures both within and outside Ireland. The Eligible Bank Assets include interest rate derivative contracts sold to borrowers by Participating Institutions that relate to hedging the interest rate exposure on the loans being acquired.

In acquiring such assets, NAMA applies a valuation methodology which takes account of the market value of the Eligible Bank Assets on 30 November 2009 and the long term economic value, on a loan by loan basis. As the loan quality, geographic distribution and type of loans vary from financial institution to financial institution, each loan is valued individually. As a result the aggregate discount applied to gross loan values in determining the consideration paid by NAMA varies from financial institution to financial institution. Participating Institutions are required to accept the valuations set by NAMA, subject only to certain limited rights of objection.

As consideration for Eligible Bank Assets transferred, NAMA issues to financial institutions a combination of Government guaranteed bonds, issued by NAMA (not less than 95% of the consideration) and

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27    ASSETS AND LIABILITIES HELD FOR SALE TO NAMA (Continued)

subordinated bonds (not more than 5% of the consideration). These Government guaranteed bonds are marketable instruments that are capable of being pledged as funding collateral to monetary authorities such as the ECB.

Payments on the subordinated bonds, both annually (in respect of coupon payments) and in order to repay the subordinated bonds, are subject to the requirement that NAMA has sufficient funds based on a measure of financial performance of NAMA in totality (rather than on the financial performance of the Eligible Bank Assets acquired from any particular Participating Institution). The subordinated bonds are not guaranteed by the Irish Government and they are not expected to be marketable, they could have a value that is less than their nominal face value and the payment of interest and repayment of capital is dependent on the performance of NAMA.

The Eligible Bank Assets continue to be measured in accordance with the Group's accounting policies for measurement of financial assets and financial liabilities respectively, set out on pages F-21 to F-24. Loans and advances held for sale to NAMA are measured at amortised cost less any incurred impairment provisions, which continue to be calculated in accordance with the Group's accounting policy on impairment of financial assets, set out on pages F-26 to F-28.

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

The consideration received will be measured at fair value at initial recognition. Uncertainties remain as to the final discount which will be applicable. The Group estimates that the discount to gross loan value on the remaining loans held for sale to NAMA may be in a range of 20% to 30%. The Group will only be able to accurately quantify the ultimate gross loss on the sale of all the Group's Eligible Bank Assets to NAMA on completion of the relevant due diligence and the sale of the final portfolio of Eligible Bank Assets to NAMA.

The principal determinant of the expected loss on disposal is the difference between the discount applied to the original gross Eligible Bank Asset value in arriving at NAMA's valuation and the impairment provisions recorded against the Eligible Bank Assets under Accounting Standards. This discount or haircut to original asset value is calculated on a different basis and using a different methodology to the determination of impairment provisions under accounting standards.

In accordance with Accounting Standards, the loss on disposal will only be recognised on the actual transfer of the assets to NAMA. At the same time as recognition of such losses, the Bank will benefit from a reduction in its risk weighted assets for regulatory capital purposes.

The loss on disposal of Eligible Bank Assets will be tax deductible. However, the use of such tax losses in future years will be restricted as set out in part 10 of Schedule 3 of the National Asset Management Agency Act 2009 (the Act). This inserts a new section 396C into the Taxes Consolidation Act 1997 which

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27    ASSETS AND LIABILITIES HELD FOR SALE TO NAMA (Continued)

limits the utilisation of tax losses carried forward by a financial institution participating in NAMA. It lengthens the period over which the deferred tax asset created will reverse by restricting the amount of profits against which trading losses can be utilised. The balance is available for indefinite carry forward. There is no time limit on the utilisation of these losses.

In addition, the Act provides that, on the later of ten years after the passing of the Act or the dissolution, restructuring or material alteration of NAMA, in the event that the accounts of NAMA disclose an underlying loss, the Minister for Finance may bring forward legislation to impose a special tax by way of surcharge on Participating Institutions to recover such loss.

The notional amounts of interest rate derivative instruments held for sale to NAMA at 31 December 2010 was €264 million (31 December 2009: €2,349 million).

The movement on assets held for sale to NAMA during the year ended 31 December 2010 is analysed as follows:

Movement in assets held for sale to NAMA	Assets Gross €m	Impairment Provision €m	Carrying Value €m
Opening balance at 1 January 2010
Loans held for sale (including accrued interest of €27 million)	12,266	(2,778)	9,488
Derivatives held for sale	93	—	93

	12,359	(2,778)	9,581
Movements during the year
Sale of assets to NAMA	(9,401)	2,237	(7,164)
Changes to scope of NAMA	(2,107)	692	(1,415)
Changes in eligibility and other items	28	3	31
Impairment charges during the year (note 14)	—	(229)	(229)

Closing Balance at 31 December 2010	879	(75)	804

Of which
Loans held for sale (including accrued interest of €4 million)	872	(75)	797
Derivatives held for sale	7	—	7

Closing Balance at 31 December 2010	879	(75)	804

During the twelve month period ended 31 December 2010, the Group transferred €9.4 billion of assets (before impairment provisions of €2.2 billion) to NAMA.

On 30 September 2010 the Government announced an amendment to the NAMA process to increase the lower limit for customer / sponsor exposure being eligible for transfer to NAMA from €5 million to €20 million. This change resulted in a reduction of €2.1 billion (before impairment provisions) in the amount of the Group's Eligible Bank Assets held for sale to NAMA.

On 28 November 2010 the Irish Government announced, as part of the EU/IMF Programme, an amendment to the NAMA process requiring the Group (and Allied Irish Banks plc) to sell to NAMA, (following the enactment of changes to the NAMA legislation and relevant due diligence) those remaining eligible land and development loans where the Group has an individual customer / sponsor exposure of less than €20 million which at 31 December 2010, was estimated to amount to €4.1 billion (before

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27    ASSETS AND LIABILITIES HELD FOR SALE TO NAMA (Continued)

impairment provisions). The new Irish Government, which took office on 9 March 2011, stated in its programme for government that 'it would end further asset transfers to NAMA, which are unlikely to improve market confidence in either the banks or the state'. The Group has therefore not classified these assets as held for sale to NAMA at 31 December 2010.

Changes in eligibility and other items include:

•
assets originally expected to be eligible which became ineligible following consultation with NAMA;

•
assets originally deemed ineligible but which became eligible due to the borrower having eligible assets with other NAMA participating financial institutions; and

•
changes where assets were originally deemed to be eligible but following an individual review of the assets, they were subsequently deemed ineligible.

28    IMPAIRMENT PROVISIONS

The following tables show the movement in the impairment provisions on loans and advances to customers, inclusive of loans and advances reclassified to loans held for sale to NAMA:

31 December 2010	Residential Mortgages €m	Non- Property SME & corporate €m	Property and construction €m	Consumer €m	Total impairment provisions €m
Impaired financial assets	1,077	3,657	6,279	371	11,384

Provision at 1 January 2010	359	1,152	3,884	380	5,775
Exchange adjustments	4	(5)	29	1	29
Amounts written off	(44)	(287)	(201)	(202)	(734)
Recoveries	1	2	(2)	4	5
Charge against income statement	417	623	949	127	2,116
Release of provision on sale of assets to NAMA	(20)	(22)	(2,195)	—	(2,237)
Other movements	8	12	65	11	96

Provision at 31 December 2010	725	1,475	2,529	321	5,050

The provision at 31 December 2010 is split as follows:
Loans and advances to customers	725	1,475	2,454	321	4,975
Loans held for sale to NAMA	—	—	75	—	75

Provision at 31 December 2010	725	1,475	2,529	321	5,050

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28    IMPAIRMENT PROVISIONS (Continued)

31 December 2009	Residential Mortgages €m	Non- Property SME & corporate €m	Property and construction €m	Consumer €m	Total impairment provisions €m
Impaired financial assets	471	2,806	9,648	426	13,351

Provision at 1 April 2009	144	480	856	301	1,781
Exchange adjustments	3	22	22	1	48
Amounts written off	(30)	(42)	—	(73)	(145)
Recoveries	—	1	(1)	3	3
Charge against income statement	237	659	2,993	166	4,055
Other movements	5	32	14	(18)	33

Provision at 31 December 2009	359	1,152	3,884	380	5,775

The provision at 31 December 2009 is split as follows:
Loans and advances to customers	359	1,134	1,124	380	2,997
Loans held for sale to NAMA	—	18	2,760	—	2,778

Provision at 31 December 2009	359	1,152	3,884	380	5,775

Provisions include specific and 'incurred but not reported' (IBNR) provisions. IBNR provisions are recognised on all categories of loans for losses not specifically identified but which, experience and observable data indicate, are present in the portfolio at the date of assessment.

The impairment provisions of €5,050 million at 31 December 2010 comprises specific provisions (including collective provisions) of €4,239 million (31 December 2009: €4,612 million) and IBNR provisions of €811 million (31 December 2009: €1,163 million).

29    INTEREST IN ASSOCIATES

	31 December 2010 €m	31 December 2009 €m
At beginning of period	23	22
Fair value and other movements	5	(2)
Increase in investments	5	3
Decrease in investments	(7)	—

At end of period	26	23

In presenting details of the associates of the Group, the exemption permitted by Regulation 10 of the European Communities (Credit Institutions: Accounts) Regulations, 1992 has been availed of and the Group will annex a full listing of associates to its annual return to the Companies Registration Office.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30    INTEREST IN JOINT VENTURES

	31 December 2010 €m	31 December 2009 €m
At beginning of period	194	151
Exchange adjustments	6	6
Share of results after tax (note 16)	44	37
—First Rate Exchange Service	37	27
—Property unit trust	7	10
—Paul Capital Investments LLC	—	1
—Other joint ventures	—	(1)
Dividends received	(35)	—
Reclassified to other assets held for sale—Paul Capital Investments LLC	(10)	—

At end of period	199	194

The share of results after tax for Paul Capital Investments LLC includes share of profit after tax of €2 million less an impairment of €2 million which was recognised on the reclassification of this investment to assets classified as held for sale. For further information see note 35.

31    INTANGIBLE ASSETS

	Goodwill €m	Computer software externally purchased €m	Computer software internally generated €m	Other externally purchased intangible assets €m	Total intangible assets - other €m
Cost
At 1 January 2010	48	270	833	132	1,235
Exchange adjustments	3	4	4	3	11
Reclassification to other assets held for sale	(7)	(1)	—	—	(1)
Additions	—	—	35	15	50
Disposals / write-offs	—	(91)	(39)	—	(130)

At 31 December 2010	44	182	833	150	1,165

Accumulated amortisation
At 1 January 2010	—	(226)	(497)	(53)	(776)
Exchange adjustments	—	(3)	(2)	(2)	(7)
Reclassification to other assets held for sale	—	1	—	—	1
Disposals / write-offs	—	91	39	—	130
Reversal of impairment	—	—	—	2	2
Charge for the period (note 12)	—	(11)	(85)	(11)	(107)

At 31 December 2010	—	(148)	(545)	(64)	(757)

Net Book Value at 31 December 2010	44	34	288	86	408

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31    INTANGIBLE ASSETS (Continued)

During the twelve month period ended 31 December 2010, Foreign Currency Exchange Corporation (FCE Corporation) was reclassified to other assets classified as held for sale (note 35).

	Goodwill €m	Computer software externally purchased €m	Computer software internally generated €m	Other externally purchased intangible assets €m	Total intangible assets - other €m
Cost
At 1 April 2009	334	278	828	144	1,250
Exchange adjustments	1	3	5	2	10
Reclassifications	—	(8)	8	—	—
Additions	—	11	31	5	47
Disposals / write-offs	(287)	(14)	(39)	(19)	(72)

At 31 December 2009	48	270	833	132	1,235

Accumulated amortisation
At 1 April 2009	(287)	(231)	(473)	(61)	(765)
Exchange adjustments	—	(1)	(2)	1	(2)
Disposals / write-offs	287	14	39	19	72
Impairment	—	—	—	(6)	(6)
Charge for the period (note 12)	—	(8)	(61)	(6)	(75)

At 31 December 2009	—	(226)	(497)	(53)	(776)

Net Book Value at 31 December 2009	48	44	336	79	459

Impairment review—Goodwill and other intangible assets

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

Impairment testing of goodwill

At 31 December 2010, total goodwill on the Group balance sheet was €44 million (31 December 2009: €48 million), which is outlined in the table below:

Goodwill at 31 December 2010	Burdale €m	Other €m	Total €m
At January 1, 2010	42	6	48
Exchange adjustments	2	1	3
Reclassified to other assets held for sale	—	(7)	(7)

At 31 December 2010	44	—	44

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31    INTANGIBLE ASSETS (Continued)

Goodwill at 31 December 2009	Burdale €m	Other €m	Total €m
At April 1, 2009	41	6	47
Exchange adjustments	1	—	1

At 31 December 2009	42	6	48

Goodwill is allocated to cash generating units at a level which represents the smallest identifiable group of assets that generate largely independent cash flows.

The calculation of the recoverable amount of goodwill for each of these cash generating units is based upon a value in use calculation that discounts expected pre-tax cash flows at an interest rate appropriate to the cash generating unit. The determination of both require the exercise of judgement. The estimation of pre-tax cash flows is sensitive to the periods for which forecasted cash flows are available and to assumptions underpinning the sustainability of those cash flows. While forecasts are compared with actual performance and external economic data, expected cash flows reflect management's view of future performance.

The values assigned to key assumptions reflect past experience, performance of the business to date and management judgement. The recoverable amount calculations performed for the significant amounts of goodwill are sensitive to changes in the following key assumptions:

Cash flow forecasts

Cash flow forecasts are based on internal management information for a period of up to five years, after which a growth factor appropriate for the business is applied. Initial cash flows are based on performance in the twelve month period ended 31 December 2010 and the next four years' cash flows are consistent with approved plans for each business.

Growth rates

Growth rates beyond five years are determined by reference to local economic growth, inflation projections or long term bond yields. The assumed long term growth rate for Burdale is 2.23%.

Discount rate

The discount rate applied to Burdale is the pre-tax weighted average cost of capital for the Group increased to include a risk premium to reflect the specific risk profile of the cash generating unit to the extent that such risk is not already reflected in the forecast cash flows. A rate of 12% has been used in the model.

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

No impairment was identified in the twelve month period ended 31 December 2010 or in the nine month period ended 31 December 2009 in relation to Burdale.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32    INVESTMENT PROPERTIES

	31 December 2010 €m	31 December 2009 €m
At beginning of period	1,265	1,413
Exchange adjustment	11	(17)
Revaluation	49	(98)
Reclassifications	(14)	—
Disposals	(7)	(33)

At end of period	1,304	1,265

Of the €1,304 million (December, 31 2009: €1,265 million) €980 million (31 December 2009: €983 million) is held on behalf of BoI Life policyholders.

Investment properties are carried at fair value as determined by external qualified property surveyors appropriate to the variety of properties held. Fair values have been calculated using both current trends in the market and recent transactions for similar properties. The upward revaluation in the current year is primarily driven by an increase in the fair value of international investment property.

Rental income from investment property amounted to €97 million for the twelve month period ended 31 December 2010 (nine month period ended 31 December 2009: €86 million). Expenses directly attributable to investment property generating rental income amounted to €18 million for the twelve month period ended 31 December 2010 (nine month period ended 31 December 2009: €27million). There were no expenses directly attributable to investment property not generating rental income for the twelve month period ended 31 December 2010 or the nine month period ended 31 December 2009.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33    PROPERTY, PLANT AND EQUIPMENT

	Freehold land and buildings and long leaseholds (held at fair value) €m	Adaptations (at cost) €m	Computer and other equipment (at cost) €m	Finance lease assets (at cost) €m	Payments on accounts and assets in the course of construction (at cost) €m	Total €m
Cost or valuation
At 1 January 2010	207	148	642	7	11	1,015
Exchange adjustments	—	1	5	—	—	6
Additions	—	4	15	—	22	41
Disposals	(2)	(8)	(126)	—	—	(136)
Revaluation	(28)	—	—	—	—	(28)
Reclassifications	—	6	7	—	(15)	(2)

At 31 December 2010	177	151	543	7	18	896

Accumulated depreciation
At 1 January 2010	—	(76)	(528)	(7)	—	(611)
Exchange adjustments	—	—	(1)	—	—	(1)
Disposals	—	6	122	—	—	128
Charge for the year (note 12)	—	(13)	(27)	—	—	(40)

At 31 December 2010	—	(83)	(434)	(7)	—	(524)

Net book value at 31 December 2010	177	68	109	0	18	372

The net book value of property, plant and equipment at 31 December 2010 held at fair value was €177 million, while that held at cost less accumulated depreciation and impairment amounted to €195 million. The historical cost of property, plant and equipment held at fair value at 31 December 2010 was €34 million (31 December 2009: €34 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33    PROPERTY, PLANT AND EQUIPMENT (Continued)

	Freehold land and buildings and long leaseholds (held at fair value) €m	Adaptations (at cost) €m	Computer and other equipment (at cost) €m	Finance lease assets (at cost) €m	Payments on accounts and assets in the course of construction (at cost) €m	Total €m
Cost or valuation
At 1 April 2009	272	146	668	7	23	1,116
Exchange adjustments	2	1	4	—	—	7
Additions	—	1	3	—	7	11
Disposals	(1)	(2)	(50)	—	—	(53)
Revaluation	(66)	—	—	—	—	(66)
Reclassifications	—	2	17	—	(19)	—

At 31 December 2009	207	148	642	7	11	1,015

Accumulated depreciation
At 1 April 2009	—	(67)	(550)	(7)	—	(624)
Exchange adjustments	—	—	(4)	—	—	(4)
Disposals	—	1	48	—	—	49
Charge for the year (note 12)	—	(11)	(21)	—	—	(32)
Reclassifications	—	1	(1)	—	—	—

At 31 December 2009	—	(76)	(528)	(7)	—	(611)

Net book value at 31 December 2009	207	72	114	—	11	404

The net book value of property, plant and equipment at 31 December 2009 at fair value was €207 million, while that held at cost less accumulated depreciation amounted to €197 million.

Property

A revaluation of Group property was carried out as at 31 December 2010. All freehold and long leasehold (50 years or more unexpired) commercial properties were valued by Lisneys as external valuers, who also reviewed the valuation of all other property carried out by the Bank's professionally qualified staff. Valuations were made on the basis of open market value.

Future capital expenditure

The table below shows future capital expenditure in relation to both property, plant and equipment and intangible assets.

	31 December 2010 €m	31 December 2009 €m
Future capital expenditure:
—contracted but not provided for in the financial statements	32	4
—authorised by the Directors but not contracted	40	1

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33    PROPERTY, PLANT AND EQUIPMENT (Continued)

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

Minimum future rentals under non-cancellable operating leases are as follows:

	Payable 31 December 2010 €m	Receivable 31 December 2010 €m	Payable 31 December 2009 €m	Receivable 31 December 2009 €m
Not later than 1 year	69	4	65	3
Later than 1 year and not later than 5 years	214	8	219	8
Later than 5 years	416	1	442	2

The Group has entered into a small number of sub-leases as lessor which represent properties and components of properties surplus to the Group's own requirements.

Included in the operating lease rental receivable is an amount of €12 million in relation to sub-lease rental (nine month period ended 31 December 2009: €11 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34    OTHER ASSETS

	31 December 2010 €m	31 December 2009 €m
Reinsurance asset	638	615
Value in force of life assurance business (note 57)	538	497
Interest receivable	541	503
Sundry and other debtors	396	379
Accounts receivable and prepayments	178	176

Other assets	2,291	2,170

Other assets are analysed as follows:
Within 1 year	1,115	1,058
After 1 year	1,176	1,112

	2,291	2,170

The movement in the reinsurance asset is noted below:
At beginning of period	615	437
New business	119	86
Changes in business	(96)	92

At the end of the period	638	615

35    OTHER ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

Assets classified as held for sale	31 December 2010 €m	31 December 2009 €m
Assets of Foreign Currency Exchange Corporation (FCE Corporation)	59	—
Assets of Bank of Ireland Asset Management (BIAM)	44	—
Assets of Bank of Ireland Securities Services (BoISS)	6	—
Share of net assets of Paul Capital Investments LLC	10	—

Total	119	—

Liabilities classified as held for sale	31 December 2010 €m	31 December 2009 €m
Liabilities of BIAM	29	—
Liabilities of FCE Corporation	23	—

Total	52	—

The Group's restructuring plan was formally approved by the European Commission in July 2010.

As outlined in note 58 the final EU Restructuring Plan included, amongst other actions, the disposal of BIAM (asset management business), Paul Capital Investments LLC (a private equity fund of funds manager), both of which are included in the Capital Markets Division, FCE Corporation (a US foreign

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

35    OTHER ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE (Continued)

exchange business), and the Group's stake in the Irish Credit Bureau Limited (whose net assets amount to less than €1 million; both of which are included within Retail Republic of Ireland).

On 22 October 2010, the sale of BIAM was announced to State Street Global Advisors for a cash consideration of €57 million. On 10 January 2011, all conditions of the sale were satisfied and the sale was completed. See note 62 for more information on this sale.

As at 31 December 2010 the Group considered that it was highly probable that the businesses of the FCE Corporation, the Irish Credit Bureau Limited, Paul Capital Investments LLC, BIAM and BoISS would be disposed of within twelve months and accordingly, the assets and liabilities of these businesses are classified as assets and liabilities held for sale.

On 24 February 2011 the Group announced the sale of BoISS (securities services business included within the Capital Markets Division) to Northern Trust Corporation.

On 21 April 2011, the Group announced the sale of its 50% holding in Paul Capital Investments LLC (PCI), a private equity fund of funds manager, to the firm's existing management team

On 9 May 2011, the Group announced the sale of FCE (a US based foreign currency business) to Wells Fargo Bank N.A

See note 62 for further information.

36    DEPOSITS FROM BANKS

	31 December 2010 €m	31 December 2009 €m
Deposits from banks	4,685	4,639
Securities sold under agreement to repurchase	35,978	12,994
Other bank borrowings	412	270

Deposits by banks	41,075	17,903

Deposits from banks includes cash collateral of €0.7 billion (31 December 2009: €0.5 billion) received from derivative counterparties in relation to net derivative asset positions (note 21).

As a result of the challenging funding markets the Group has extended its usage of liquidity facilities provided by Monetary Authorities by means of both its pool of eligible collateral with the ECB and the additional liquidity facilities provided by the Central Bank. The Group's funding from these sources increased to €31 billion (net) at 31 December 2010 from €8 billion (net) at 30 June 2010 and €8 billion (net) at 31 December 2009.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

37    CUSTOMER ACCOUNTS

	31 December 2010 €m	31 December 2009 €m
Term deposits and other products	33,066	48,017
Demand deposits	16,541	22,131
Current accounts	15,836	14,664

Customer accounts	65,443	84,812

Amounts include
Due to associates and joint ventures	57	98

Deposit accounts where a period of notice (typically 21 or 40 days) is required to make a withdrawal are classified within term deposits and other products as at 31 December 2010. The Group believes that this classification more appropriately reflects the nature of these products. The analysis at 31 December 2009 has been amended to reclassify an amount of €12.9 billion from demand deposits to term deposits and other products to reflect this change. An analysis of the contractual maturity profile of customer accounts is set out in note 60.

At 31 December 2010, the Group's largest 20 customer deposits amounted to 4% (31 December 2009: 11%) of customer accounts. Information on the contractual maturities of customer accounts is set out on page F-204 in the Risk Management note.

38    DEBT SECURITIES IN ISSUE

	31 December 2010 €m	31 December 2009 €m
Bonds and medium term notes	21,081	25,571
Other debt securities in issue	7,612	17,573

Debt securities in issue	28,693	43,144

39    LIABILITIES TO CUSTOMERS UNDER INVESTMENT AND INSURANCE CONTRACTS

Investment contract liabilities	31 December 2010 €m	31 December 2009 €m
Liabilities to customers under investment contracts, at fair value	5,271	5,050

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

39    LIABILITIES TO CUSTOMERS UNDER INVESTMENT AND INSURANCE CONTRACTS (Continued)

The movement in gross life insurance contract liabilities can be analysed as follows:

Insurance contract liabilities	31 December 2010 €m	31 December 2009 €m
At beginning of period	6,658	5,634
New business	996	710
Changes in existing business	(466)	314

At end of period	7,188	6,658

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

Insurance contract liabilities, which consist of both unit linked and non-unit linked liabilities, are calculated in accordance with the Insurance Regulations. Unit linked liabilities reflect the value of the underlying funds in which the policyholder is invested. Non unit linked liabilities are calculated using either a gross premium or net premium method of valuation.

The assumptions are also set out in accordance with the Insurance Regulations and contain a margin for adverse development. The key assumptions used in the valuation of insurance contract liabilities are:

Interest rate:	The interest rates are derived in accordance with the guidelines in the Insurance Regulations. Margins for risk are allowed for in the derived interest rates.
Mortality and morbidity:	The mortality and morbidity assumptions, which include an allowance for improvements in longevity for annuitants, are set with regard to the Group's actual experience and / or relevant industry data.
Maintenance expenses:	Allowance is made for future policy costs and expense inflation explicitly.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

39    LIABILITIES TO CUSTOMERS UNDER INVESTMENT AND INSURANCE CONTRACTS (Continued)

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

Capital Management and Available Resources

The Group holds technical reserves to meet its liabilities to policyholders based on prudent actuarial assumptions. In addition, the Central Bank requires the Group's life assurance operation to hold shareholder equity that exceeds a statutory margin, the required minimum regulatory solvency margin. The table below sets out the shareholder equity held by the Group's life assurance business compared to the required minimum regulatory solvency margin as at 31 December 2010.

	31 December 2010 €m	31 December 2009 €m
Minimum regulatory solvency margin	170	173
Shareholder equity held for life business	351	345

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

40    SUBORDINATED LIABILITIES

Undated loan capital	Notes	31 December 2010 €m		31 December 2009 €m
Bank of Ireland UK Holdings plc
€600 million 7.40% Guaranteed Step-up Callable Perpetual Preferred Securities	a, b	255	(1)(3)(8)	499
Stg£350 million 6.25% Guaranteed Callable Perpetual Preferred Securities	b, c	48	(1)(3)(8)	52
BoI Capital Funding (No 1) LP
€600 million Fixed Rate / Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	d, e	213	(1)(3)(8)	342
BoI Capital Funding (No 2) LP
US$800 million Fixed Rate / Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	e, f	50	(1)(3)(8)	272
BoI Capital Funding (No 3) LP
US$400 million Fixed Rate / Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	e, g	15	(1)(3)(8)	139
BoI Capital Funding (No 4) LP
Stg£500 million Fixed Rate / Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	e, h	6	(1)(3)(8)	40
Bank of Ireland
Stg£75 million 13 3/8% Perpetual Subordinated Bonds	i	144		140
Bristol & West plc
Stg£32.6 million 8 1/8% Non-Cumulative Preference Shares	j	38		37

		769		1,521

Dated loan capital
€750 million 6.45% Subordinated Bonds 2010	k	—		754
€600 million Subordinated Floating Rate Notes 2017		48	(2)(6)	599
€750 million Floating Rate Subordinated Notes 2017		93	(2)(6)	749
Stg£400 million Fixed / Floating Rate Subordinated Notes 2018		67	(2)(6)	449
US$600 million Subordinated Floating Rate Notes due 2018		138	(2)(4)(6)	416
Stg£75 million 10 3/4% Subordinated Bonds 2018		37	(6)	96
€650 million Fixed / Floating Rate Subordinated Notes 2019		215	(2)(6)	688
Stg£450 million Dated Callable Step-up Fixed / Floating Rate Subordinated Notes 2020		354	(6)	552
€1,002 million 10% Fixed Rate Subordinated Notes 2020	l	757	(6)	—
Stg£197 million 10% Fixed Rate Subordinated Notes 2020	m	105	(6)	—
CAD$400 million Fixed / Floating Rate Subordinated Notes 2015		83	(5)(7)	229
CAD$145 million Fixed / Floating Rate Subordinated Notes 2018	n	109	(7)	—

		2,006		4,532

		2,775		6,053

(1)
In June 2009 the Group repurchased certain amounts of these subordinated liabilities.

(2)
In February 2010 the Group exchanged certain amounts of these subordinated liabilities for new notes.

(3)
In June 2010 the Group exchanged certain amounts of these subordinated liabilities as part of a debt for equity exchange.

(4)
In July 2010 the Group exchanged certain amounts of these subordinated liabilities for new notes.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

40    SUBORDINATED LIABILITIES (Continued)

(5)
In September 2010 the Group exchanged certain amounts of these subordinated liabilities for new notes.

(6)
In December 2010 the Group exchanged certain amounts of these subordinated liabilities for new senior debt securities which are included in debt securities in issue.

(7)
On 10 February 2011, the Group completed a debt for debt exchange on the CAD$ subordinated liabilities. For further information see note 62.

(8)
In January 2010 the European Commission imposed restrictions on the Group's ability to make coupon payments on certain subordinated liabilities unless under a binding legal obligation to do so (a 'coupon stopper' provision). This 'coupon stopper' provision ceased on 31 January 2011.

Further information on 1-6 above is shown in note 9.

Undated loan capital

(a)
The securities are redeemable in whole or in part at the option of the Issuer subject to the prior consent of the Central Bank and of the Bank, at their principal amount together with any outstanding payments on 7 March 2011 or any coupon payment date thereafter. They bear interest at a rate of 7.40% per annum to 7 March 2011 and thereafter at a rate of 3 month Euribor plus 3.26% per annum, reset quarterly.

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

(c)
The securities are redeemable in whole but not in part at the option of the Issuer subject to the prior consent of the Central Bank and of the Bank, at their principal amount together with any outstanding payments on 7 March 2023 or any coupon date thereafter. They bear interest at a rate of 6.25% per annum to 7 March 2023 and thereafter at a rate of 6 month Stg£ Libor plus 1.70% per annum, reset semi annually.

(d)
The securities are redeemable, subject to the prior approval of the Central Bank, on 3 March 2010 or any distribution payment date thereafter, in whole but not in part, at the option of BoI G.P. No. 1 Limited, which is the General Partner of the Issuer, at their principal amount plus any outstanding payments due. They bear interest at a rate of 6.25% per annum to 3 March 2007 and thereafter at a variable rate of interest per annum which is the lesser of (i) the aggregate of 0.10% per annum and the annual spot 10 year eur fixed versus 6 month Euribor swap rate and (ii) 8% per annum.

(e)
The issuer will not pay any distributions and the guarantor will not make any payment in respect of distributions under the subordinated guarantee to the extent that such payment would exceed adjusted distributable reserves or even if adjusted distributable reserves are sufficient to the extent that such payment would breach or cause a breach of Capital Adequacy Regulations then applicable to the Group as determined by the Guarantor's Court of Directors; or to the extent that the Guarantor is not meeting its minimum capital requirements or is not meeting its solvency ratios; or provided a Deemed Declaration Notice has not been delivered, if the Guarantor's Court of Directors

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

40    SUBORDINATED LIABILITIES (Continued)

  has resolved no distributions should be made; or if the Regulator has instructed the General Partner or the Guarantor not to make such payment.

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

(f)
The securities are redeemable, subject to the prior approval of the Central Bank, on 1 February 2016 or any distribution payment date thereafter, in whole but not in part, at the option of BoI G.P. No. 1 Limited, which is the General Partner of the Issuer, at the liquidation preference amount plus any additional amounts and outstanding payments due. They bear interest at a rate of 5.571% per annum up to but excluding 1 February 2016 and thereafter at a floating rate of interest of 1.68% per annum above the rate for US$ Libor 3 month US dollar deposits.

(g)
The securities are redeemable, subject to the prior approval of the Central Bank, on 4 February 2016 or on every subsequent tenth anniversary date of 4 February 2016, in whole but not in part, at the option of BoI G.P. No. 1 Limited, which is the General Partner of the Issuer, at the liquidation preference amount plus any additional amounts and outstanding payments due. They bear interest at a rate of 6.107% per annum up to but excluding 4 February 2016 and thereafter at a floating rate of interest of 1.06% per annum above the rate for US$ Libor 3 month US dollar deposits.

(h)
The securities are redeemable, subject to the prior approval of the Central Bank, on 3 April 2017 or any distribution date thereafter, in whole but not in part, at the option of BoI G.P. No. 1 Limited, which is the General Partner of the Issuer, at the liquidation preference amount plus any additional amounts and outstanding payments due. They bear interest at a rate of 6.4295% per annum up to but excluding 3 April 2017 and thereafter at a floating rate of interest of 1.50% per annum above the rate for Stg£ Libor 3 month sterling deposits.

(i)
The 13 3/8% Perpetual Subordinated Bonds which have a nominal value of Stg£75 million were revalued as part of the fair value adjustments on the acquisition by Bristol & West plc of the business of Bristol & West Building Society in July 1997. Bank of Ireland became the issuer of these bonds in 2007 in connection with the transfer of the business of Bristol & West plc to Bank of Ireland.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

40    SUBORDINATED LIABILITIES (Continued)

  in equal half yearly instalments in arrears on 15 May and 15 November each year. The preference dividend on the preference shares will only be payable to the extent that payment can be made out of profits available for distribution as at each dividend payment date in accordance with the provisions of the UK Companies Acts.

  On 1 October 2007 in connection with the transfer of the business of Bristol & West plc to Bank of Ireland, Bank of Ireland entered into a Guarantee and Capital Maintenance Commitment (the Guarantee) with respect to the preference shares. Under the terms of the Guarantee, the liability of Bristol & West plc in relation to the ongoing payment of dividends and any repayment of capital in relation to the preference shares that remained following the transfer of business would be protected. Under the Guarantee, Bank of Ireland agreed subject to certain conditions to (i) contribute capital to Bristol & West plc to the extent required to ensure that Bristol & West plc has sufficient distributable reserves to pay the dividends on the preference shares and to the extent required, repay the preference share capital and (ii) guarantee Bristol & West plc's obligations to make repayment of the dividends and preference share capital.

  In this connection the Guarantee contains provisions to the effect that the rights of Bank of Ireland's creditors under the Guarantee are subordinated to (i) unsubordinated creditors and debtors of Bank of Ireland and (ii) subordinated creditors of Bank of Ireland other than those whose claims rank, or are expressed to rank pari passu or junior to the payments under the Guarantee.

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

  The table on page F-100 provides a description of the dated loan capital:

  •
  the currency of the issue;

  •
  if the issue is fixed, floating or a combination of both;

  •
  maturity.

(k)
On 10 February 2010 the €750 million 6.45% subordinated bonds were redeemed on reaching their maturity date.

(l)
On 12 February 2010 the Group issued €978 million dated Fixed Rate Subordinated Notes due February 2020 and in July 2010 the Group issued a further €24 million dated Fixed Rate Subordinated Notes due February 2020.

(m)
On 12 February 2010 the Group issued Stg£197 million Fixed Rate Subordinated Notes due February 2020.

(n)
On 22 September 2010 the Group issued CAD$145 million dated Fixed / Floating Subordinated Notes due September 2018.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

40    SUBORDINATED LIABILITIES (Continued)

All of the above dated notes with the exception of the Stg£75 million 10 3/4% Subordinated Notes 2018 were issued under the Bank's Euro Note Programme.

41    OTHER LIABILITIES

	31 December 2010 €m	31 December 2009 €m
Accrued interest payable	1,025	863
Notes in circulation	814	715
Sundry creditors	452	312
Accruals and deferred income	258	217
Other	553	671

Other liabilities	3,102	2,778

Other liabilities at 31 December 2010 and at 31 December 2009 are due within 1 year.

The Bank is authorised to issue bank notes in Northern Ireland under the Bankers (Ireland) Act, 1845 and the Bankers (Northern Ireland) Act, 1928.

42    PROVISIONS

	Restructuring €m	Onerous Contracts €m	Legal €m	Total €m
As at 1 January 2010	22	11	109	142
Exchange adjustments	1	—	—	1
Charge to income statement	22	5	12	39
Utilised during the period	(7)	(4)	(96)	(107)
Unused amounts reversed during the period	(6)	—	(5)	(11)

As at 31 December 2010	32	12	20	64

	Restructuring €m	Onerous Contracts €m	Legal €m	Total €m
As at 1 April 2009	52	12	23	87
Exchange adjustments	2	1	—	3
Charge to income statement	—	1	88	89
Utilised during the period	(32)	(2)	(2)	(36)
Unused amounts reversed during the period	—	(1)	—	(1)

As at 31 December 2009	22	11	109	142

Restructuring

The Group continues to maintain its focus on cost management and is implementing a range of initiatives to further reduce costs. The Group holds a provision of €32 million (31 December 2009: €22 million) in respect of restructuring activities.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

42    PROVISIONS (Continued)

It is expected that this provision will be used over the next 5 years.

Legal

This provision includes certain legal claims brought against the Group by third parties. The main movement in legal provisions during the twelve month period ended 31 December 2010 is the payment of €91 million arising from the unfavourable court ruling in connection with a European property investment, which formed part of the legal provision at 31 December 2009.

It is expected that this provision will be used within the next 12 months.

Onerous lease

Partly as a result of the Group's restructuring of its operations, the Group is a lessee in a number of non-cancellable leases over properties that it no longer occupies. The present value of future lease payments on these properties, less any rental income receivable from sub-leasing, has been provided for.

This provision relates to leases on properties ranging between 1 and 12 years.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

43    DEFERRED TAX

	31 December 2010 €m	31 December 2009 €m
The movement on the deferred tax account is as follows:
At beginning of period	731	510
Income statement credit for period (note 18)	380	356
Available for sale financial assets—(credit) / charge to other comprehensive income	29	(131)
Cash flow hedges—charge to other comprehensive income	(40)	(39)
Revaluation / reclassification of property during period	3	7
Pension	(74)	25
Other movements	8	3

At end of period	1,037	731

Deferred tax assets and liabilities are attributable to the following items:
Deferred tax assets
Pensions and other post retirement benefits	63	243
Provision for loan impairment	12	12
Cash flow hedge reserve	39	80
Available for sale reserve	115	86
Unutilised tax losses	898	475
Other temporary differences	17	6

Deferred tax assets	1,144	902

Deferred tax liabilities
Accelerated capital allowances:
—on finance leases	(20)	(30)
—on equipment used by the Group	(4)	(17)
Property revaluation surplus	(16)	(19)
Life companies	(55)	(35)
Other temporary differences	(12)	(70)

Deferred tax liabilities	(107)	(171)

Represented on the balance sheet as follows:
Deferred tax assets	1,128	865
Deferred tax liabilities	(91)	(134)

	1,037	731

The amount of deferred tax asset expected to be recovered within one year is €29 million. The amount of deferred tax liability expected to be settled within one year is €3 million.

In presenting the deferred tax balances above, under IAS 12, the Group offsets deferred tax assets and liabilities where:

•
an entity has a legally enforceable right to set off current tax assets against current tax liabilities, and

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

43    DEFERRED TAX (Continued)

•
the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

Deferred tax liabilities have not been recognised for tax that may be payable if earnings of certain overseas subsidiaries were remitted to Ireland as the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Unremitted earnings for overseas subsidiaries totalled €375 million (31 December 2009: €1,222 million).

The deferred tax asset of €1,128 million (31 December 2009: €865 million) shown on the balance sheet is after jurisdictional netting (€1,144 million before jurisdictional netting, 31 December 2009: €902 million). This includes an amount of €898 million at 31 December 2010 (31 December 2009: €475 million) in respect of operating losses which are available to relieve future profits from tax. This deferred tax asset has been recognised on the basis that it is probable it will be recovered as the Directors are satisfied that it is probable that the Group will have sufficient future taxable profits against which the deferred tax can be utilised to the extent it has not already reversed.

Under current Irish and UK tax legislation there is no time restriction on the utilisation of trading losses. There is, however, a restriction on the utilisation of tax losses carried forward by a financial institution participating in NAMA. This lengthens the period over which the deferred tax asset will reverse by restricting the amount of profits against which the carried forward trading losses can be utilised. The balance continues to be available for indefinite carry forward and there is no time limit, under existing Irish and UK legislation, on the utilisation of these losses.

The UK Finance (No 2) Act 2010, which was passed into law on 27 July 2010, included legislation to reduce the main rate of corporation tax from 28% to 27% from 1 April, 2011. Further announced changes will reduce the rate of corporation tax to 26% from 1 April, 2011 (and not 27% as previously enacted), and by 1% per annum to 23% by 1 April, 2014. These further changes were not substantively enacted at the balance sheet date and are therefore not reflected in these financial statements. The effect of the change enacted in the UK Finance (No 2) Act 2010 has been to reduce the deferred tax asset at 31 December 2010 by €9 million. The proposed reductions in the main rate of corporation tax by 1% per annum to 23% by 1 April, 2014 are to be enacted separately each year. The overall effect of the future reductions from 27% to 23% would be to reduce the deferred tax asset at 31 December 2010 by an additional €41 million.

Deferred tax assets have not been recognised in respect of US tax losses of €69 million and US temporary differences of €3 million. €23 million of the tax losses expire in the period 2020 to 2028 with €46 million due to expire in 2029. There is no expiry date on the tax credits. Deferred tax assets have not been recognised in respect of these losses due to an annual limitation on use.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

43    DEFERRED TAX (Continued)

The deferred tax credit in the income statement comprises the following temporary differences:

	31 December 2010 €m	31 December 2009 €m
Current period losses	435	466
Pensions and other retirement benefits	(109)	6
Life companies	(30)	(58)
Other provisions	22	(30)
Accelerated tax depreciation	21	17
Other temporary differences	51	(43)
Prior year adjustment	(10)	(2)

Total deferred tax	380	356

44    RETIREMENT BENEFIT OBLIGATIONS

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

The most significant defined benefit scheme in the Group is the Bank of Ireland Staff Pensions Fund (BSPF) which accounts for approximately 79% of the pension deficit on the consolidated Group balance sheet. The BSPF was closed to new members from 1 October 2006, with the exception of a number of new entry-level employees, (who joined from 1 October 2006 to 21 November 2007), who were offered a one-off option to join the scheme. All new employees in the Group from 21 November 2007 are eligible to become members of the Bank of Ireland Group Pensions Fund (BIGPF) or the Bank of Ireland Group UK Pension Fund. The BIGPF is a hybrid scheme which includes elements of both a defined benefit and a defined contribution scheme.

Retirement benefits under the BSPF and the other defined benefit plans are calculated by reference to pensionable service and pensionable salary at normal retirement date.

Actuarial Valuation of the BSPF

The last formal valuation of the BSPF, using the Attained Age method, was carried out as at 31 March 2010. The Attained Age method measures liabilities taking account of the projected future levels of pensionable earnings at the time of commencement of benefits i.e. at normal retirement date.

The valuation disclosed that the fair value of scheme assets represented 85% of the benefits that had accrued to members after allowing for expected future increases in earnings and pensions and after taking account of the impact of the changes in pension benefits set out below. The actuary recommended that the contribution rate increase to 29% of salaries (inclusive of employee contributions) from 16.7% previously, in the funding programme following the conclusion of the valuation. The next formal valuation is expected to be made as at 31 March 2013. The BSPF is also currently in deficit as per the statutory funding standard

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

44    RETIREMENT BENEFIT OBLIGATIONS (Continued)

and as a result the Trustees and the Bank will be submitting a funding proposal to the Pensions Board to address this deficit within the required timescales issued by the Pensions Board.

The actuarial valuations are available for inspection to the members of the schemes but are not available for public inspection.

Group pensions review

During 2010, the Group completed a review to address the IAS 19 pension deficit in the defined benefit pension schemes sponsored by the Group.

Arising from this review the Group proposed a number of amendments to these schemes including:

•
Limits were placed on future increases in members' pensionable salaries;

•
Limits were placed on future levels of discretionary pension increases and reductions were applied to guaranteed pension increases in respect of future service in certain arrangements; and

•
Member contributions were introduced in schemes which were previously non-contributory.

By 31 December 2010, the relevant amendments had been implemented, in respect of five of the Group's defined benefit pension schemes including the BSPF, covering the substantial majority of defined benefit scheme members.

Active members in each scheme were asked individually to formally accept the changes and the defined benefit pension scheme deficit at 31 December 2010 reflects the level of acceptances at that date which amounted to greater than 99% of the active members of the impacted schemes.

The amendments to future increases in pensionable salary have been recognised as a curtailment gain of €413 million. The amendments to future discretionary increases have been recognised as negative past service cost of €324 million. As a result the total income statement impact of the amendments, net of directly related expenses, amounted to a gain of €733 million.

As part of the Group Pension Review the Group indicated that it would be prepared to pay additional discretionary contributions of up to €750 million over a five to seven year period if the benefit restructuring changes were accepted and implemented. The acceptance rate for the changes from active members to date is greater than 99%. The precise amounts and timing of these discretionary payments will be set out as part of the relevant agreements with the Trustees. In this regard, the Group has paid additional discretionary contributions to the defined benefit pension schemes of €68 million during 2010 and it expects to pay additional discretionary contributions of €90 million in 2011.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

44    RETIREMENT BENEFIT OBLIGATIONS (Continued)

The financial assumptions used in measuring the Group's defined benefit pension liability under IAS 19 are set out in the table below.

Financial assumptions	31 December 2010 % p.a.		31 December 2009 % p.a.
Irish schemes
Inflation rate	2.00		2.10
Discount rate	5.50		5.60
Rate of general increase in salaries	2.50	*	2.73	*
Rate of increase in pensions in payments	1.90	*	2.49	*
Rate of increase to deferred pensions	2.00		2.10
UK schemes
Consumer Price Inflation	3.00		3.00	**
Discount rate	5.50		5.70
Rate of general increase in salaries	4.00	*	4.33	*
Rate of increase in pensions in payments	3.34	*	3.82	*
Rate of increase to deferred pensions	3.00		3.50

*
Weighted average increase across all Group schemes.

**
At 31 December 2009, Consumer Price Inflation assumption was 3.00% and Retail Price Inflation assumption was 3.50%.

Mortality assumptions

The mortality assumptions adopted are based on the results of the Society of Actuaries in Ireland mortality investigations presented in the last quarter of 2008.

Post retirement mortality assumptions (Main Scheme)	31 December 2010 Years	31 December 2009 years
Longevity at age 70 for current pensioners
Males	16.9	16.7
Females	18.4	18.3
Longevity at age 60 for active members currently aged 60 years
Males	26.6	26.4
Females	28.3	28.1
Longevity at age 60 for active members currently aged 40 years
Males	29.3	29.2
Females	30.5	30.4

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

44    RETIREMENT BENEFIT OBLIGATIONS (Continued)

The expected long term rates of return and market value of assets of the material defined benefit schemes on a combined basis as at 31 December 2010 and 31 December 2009 were as follows:

	31 December 2010 Expected long term rates of return				31 December 2009 Expected long term rates of return
	RoI %	UK %	Fund %	Market Value €m	RoI %	UK %	Fund %	Market Value €m
Equities	7.25	8.00	55.1	2,274	7.25	8.25	54.8	2,047
Debt securities	4.44	4.52	34.3	1,415	4.6	5.0	36.8	1,373
Property	6.00	6.00	6.4	263	6.3	6.35	6.8	255
Cash and other	2.60	4.10	4.2	174	3.0	4.4	1.6	59
Total market value of schemes' assets				4,126				3,734
Actuarial value of liabilities of funded schemes				(4,540)				(5,356)

Aggregate deficit in funded schemes				(414)				(1,622)
Unfunded schemes				(9)				(9)

Net defined benefit pension deficit				(423)				(1,631)
Defined contribution schemes				(1)				(1)

				(424)				(1,632)

This is shown in the balance sheet as:-
Retirement benefit obligations				435				1,638
Retirement benefit asset				(11)				(6)

				424				1,632

The scheme assets have been valued on a bid basis.

The expected rates of return on individual asset classes is estimated using current and projected economic and market factors at the measurement date, based on the global asset model employed by the independent actuaries. The overall expected return on scheme assets is based upon the weighted average of the assumed returns on the major asset classes. The expected long term rate of return on the total of the Group schemes' assets as at 31 December 2010 is 6.06% (31 December 2009: 6.2%).

The expected returns on the debt securities are derived from gilt yields and corporate bond yields. Approximately 64% (31 December 2009: 65%) of the value of debt securities is held in a Liability Driven Investment portfolio.

The retirement benefit schemes' assets include Bank of Ireland stock amounting to €2 million (31 December 2009: €3 million) and property occupied by Bank of Ireland Group companies to the value of €25 million (31 December 2009: €25 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

44    RETIREMENT BENEFIT OBLIGATIONS (Continued)

The following table sets out the components of the cost of the defined benefit schemes for the twelve month period ended 31 December 2010 and the nine month period ended 31 December 2009.

Components of pension expenses	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Current service cost	128	91
Past service cost	(324)	2
Curtailments	(413)	(3)
Expected return on retirement benefit scheme assets	(233)	(142)
Interest on pension scheme liabilities	279	199

Cost of providing defined retirement benefits	(563)	147

Actual return on scheme assets	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Expected return on scheme assets	233	142
Actuarial gain on scheme assets	86	574

Actual return on scheme assets	319	716

Movement in defined benefit obligations during the period	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Defined benefit obligations at beginning of period	5,365	4,481
Current service cost	128	91
Actual member contributions	14	11
Past service cost	(324)	2
Interest cost	279	199
Actuarial (gain) / loss on scheme liabilities	(410)	643
Benefits paid	(137)	(100)
Curtailments	(413)	(3)
Currency loss	47	41

Defined benefit obligation at end of period	4,549	5,365

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

44    RETIREMENT BENEFIT OBLIGATIONS (Continued)

Movement in the fair value of scheme assets during the period	Year ended 31 December 2010 €m		9 months ended 31 December 2009 €m
Fair value of scheme assets at beginning of period	3,734		3,003
Expected return	233		142
Actual member contributions	14		11
Actuarial gain on scheme assets	86		574
Contributions by employer	180	*	93
Benefits paid	(137)		(100)
Currency gain	16		11

Fair value of scheme assets at end of period	4,126		3,734

*
Includes €68 million of additional contributions related to the Group Pensions Review set out on page F-109.

Statement of Other Comprehensive Income (SOCI)	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Actuarial gain on scheme assets	86	574
Experience gain on liabilities	115	33
Gain / (loss) on change of assumptions (financial and demographic)	295	(676)
Currency loss	(31)	(30)

Total gain / (loss) recognised in the SOCI during the period before adjustment of tax	465	(99)

Cumulative amount of losses recognised in SOCI to end of period	(620)	(1,085)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

44    RETIREMENT BENEFIT OBLIGATIONS (Continued)

History of experience gains and losses	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	12 months ended 31 March 2009 €m	12 months ended 31 March 2008 €m	12 months ended 31 March 2007 €m
Actuarial gain / (loss) on scheme assets:
Amount	86	574	(1,176)	(823)	144
Percentage of scheme assets	2.1%	15.4%	(39.2)%	(20.7)%	3.2%
Experience gain / (loss) on scheme liabilities:
Amount	115	33	63	(58)	(126)
Percentage of scheme liabilities	2.5%	0.6%	1.4%	(1.2)%	(2.5)%
Total actuarial gain / (loss) recognised in SOCI*
Amount	465	(99)	(624)	(244)	213
Percentage of scheme liabilities	10.2%	(1.8)%	(13.9)%	(5.1)%	4.2%

*
Statement of other comprehensive income.

Defined benefit pension schemes	31 December 2010 €m	31 December 2009 €m	31 March 2009 €m	31 March 2008 €m	31 March 2007 €m
Present value of obligations	4,549	5,365	4,481	4,762	5,092
Scheme assets	4,126	3,734	3,003	3,967	4,505

Deficit within schemes	423	1,631	1,478	795	587

The deficit at 31 December 2010 includes a deficit of €358 million (31 December 2009: €1,474 million) relating to the defined benefit schemes recognised on the balance sheet of the Bank.

Expected employer contributions and expected employee contributions for the twelve month period ended 31 December 2011 are €217 million (inclusive of €90 million of additional contributions related to the Group pensions review set out on page F-109) and €15 million respectively.

Sensitivity analysis for each of the key assumptions used to measure the scheme liabilities at 31 December 2010

Factor	Change in assumption	BSPF Impact on actuarial liabilities
Discount rate	Decrease 0.1%	Increase 1.8%
Rate of Inflation	Decrease 0.1%	Decrease 1.5%
Rate of salary growth	Decrease 0.1%	Decrease 0.2%
Life expectancy	Increase by 1 year	Increase 2.1%

While the table above shows the impact of an individual assumption change, a change in one assumption could impact on other assumptions due to the relationship between assumptions.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

45    CONTINGENT LIABILITIES AND COMMITMENTS

The table below gives the contract amounts of contingent liabilities and commitments. The maximum exposure to credit loss under contingent liabilities and commitments is the contractual amount of the instrument in the event of non-performance by the other party where all counter claims, collateral or security prove worthless.

	31 December 2010 Contract amount €m	31 December 2009 Contract amount €m
Contingent liabilities
Acceptances and endorsements	35	27
Guarantees and irrevocable letters of credit	1,482	1,599
Other contingent liabilities	599	799

	2,116	2,425

Commitments
Documentary credits and short term trade related transactions	185	186
Undrawn note issuance and revolving underwriting facilities	100	121
Undrawn formal standby facilities, credit lines and other commitments to lend:
—revocable or irrevocable with original maturity of 1 year or less	16,655	15,837
—irrevocable with original maturity of over 1 year	6,601	8,887

	23,541	25,031

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

Guarantees and letters of credit are given as security to support the performance of a customer to third parties. As the Group will only be required to meet these obligations in the event of the customer's default, the cash requirements of these instruments are expected to be considerably below their nominal amounts.

Other contingent liabilities primarily include performance bonds and are generally short term commitments to third parties which are not directly dependent on the customers credit worthiness. The Group is party to legal actions arising out of its normal business operations. The Directors believe that adequate provision has been made in respect of these litigations. The other contingent liabilities disclosed include an amount relating to one matter under litigation. This amount has not been separately disclosed as, in line with the exemption in IAS 37, doing so could be prejudicial to the claim and the Group is satisfied that this litigation is not expected to have a significant adverse effect on its financial position.

Documentary credits commit the Group to make payments to third parties, on production of documents, which are usually reimbursed immediately by customers.

Commitments to lend are agreements to lend to a customer in the future, subject to certain conditions.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

45    CONTINGENT LIABILITIES AND COMMITMENTS (Continued)

For further information on the Group's credit risk management process in relation to the above, please refer to the Risk Management note on pages F-172 to F-219.

46    CAPITAL STOCK

Authorised	31 December 2010	31 December 2009
	€m	€m
Eur€
24 billion units of €0.10 ordinary stock (31 December 2009: 2 billion units of €0.64 ordinary stock)	2,400	1,280
2 billion units of €0.54 deferred stock (31 December 2009: nil)	1,080	—
100 million units of non-cumulative preference stock of €1.27 each	127	127
100 million units of undesignated preference stock of €0.25 each	25	25
3.5 billion units of non-cumulative 2009 Preference Stock of €0.01 each	35	35

	£m	£m
Stg£
100 million units of non-cumulative preference stock of Stg£1 each	100	100
100 million units of undesignated preference stock of Stg£0.25 each	25	25

	$m	$m
US$
8 million units of non-cumulative preference stock of US$25 each	200	200
100 million units of undesignated preference stock of US$0.25 each	25	25

Allotted and fully paid	31 December 2010 €m	31 December 2009 €m
5.2937 billion units of €0.10 ordinary stock (31 December 2009: 0.993 billion units of €0.64 ordinary stock)	529	636
1.2106 billion units (31 December 2009: nil) of €0.54 deferred stock	654	—
27.7 million units of €0.10 (31 December 2009: 33.2 million units of €0.64) treasury stock	2	21
1.9 million units of non-cumulative preference stock of Stg£1 each	3	3
3.0 million units of non-cumulative preference stock of €1.27 each	4	4
1.837 billion units of non-cumulative 2009 Preference Stock of €0.01 each (31 December 2009 3.5 billion units)	18	35

	1,210	699

Ordinary stock

The weighted average number of units of ordinary stock in issue at 31 December 2010, used in the earnings per share calculation, excludes treasury stock which does not represent ordinary stock in issue. Treasury

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

46    CAPITAL STOCK (Continued)

stock does not rank for dividend. While own stock held for the benefit of life assurance policyholders legally rank for dividend, in line with accounting standards this dividend does not accrue in the Group financial statements.

	Ordinary Stock		Treasury Stock
Movements in ordinary and treasury stock (units)	31 December 2010	31 December 2009	31 December 2010	31 December 2009
At beginning of period	993,001,864	994,107,002	33,223,815	32,118,677
Stock option scheme	—	—	—	—
Sharesave scheme	—	(1,189)	—	1,189
Long term performance stock plan (LTPSP)	11,890	6,733	—	(6,733)
Recapitalisation of the Bank and dividend on 2009
Preference Stock	4,295,184,741	—	—	—
Stock sold / (purchased) and held for the benefit of life assurance policyholders	5,520,953	(1,110,682)	(5,520,953)	1,110,682

At 31 December	5,293,719,448	993,001,864	27,702,862	33,223,815

Renominalisation of ordinary stock

As part of the 2010 recapitalisation of the Bank (note 48) the Bank's ordinary stock was renominalised by Stockholders at the Extraordinary General Court held on 19 May 2010. This resulted in the nominal value of each unit of ordinary stock being reduced from €0.64 per unit to €0.10 per unit.

Each existing unit of ordinary stock at the date of renominalisation was subdivided into one unit of ordinary stock of €0.10 (€0.10 ordinary stock) and one unit of deferred stock of €0.54 in the capital of Bank of Ireland (deferred stock). The purpose of the issue of deferred stock was to ensure that the reduction in the nominal value of the ordinary stock did not result in a reduction in the capital of Bank of Ireland. Each ordinary stockholder's proportionate interest in the issued ordinary stock of Bank of Ireland remained unchanged as a result of the renominalisation.

Aside from the change in nominal value, the rights attaching to €0.10 ordinary stock (including voting and dividend rights and rights on a return of capital) are substantively identical to those of the previous €0.64 ordinary stock. The deferred stock created on the renominalisation has no voting or dividend rights and, on a return of capital on a winding up of Bank of Ireland, will have the right to receive the amount paid up thereon only after stockholders have received, in aggregate, any amounts paid up thereon plus €10 million per unit of €0.10 ordinary stock, the purpose of which is to ensure that the units of deferred stock have no economic value.

The deferred stock is not transferable at any time, other than with the prior written consent of the Directors. At the appropriate time, the Bank may redeem or repurchase the deferred stock, make an application to the High Court of Ireland for the deferred stock to be cancelled, or acquire or cancel or seek the surrender of the deferred stock (in each case for no consideration) using such other lawful means as the Directors may determine.

The authorised ordinary stock was increased from 2 billion units at a par value of €0.64 to 24 billion units at a par value of €0.10.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

46    CAPITAL STOCK (Continued)

During the twelve month period ended 31 December 2010 the total ordinary stock in issue increased from 993,001,864 units of nominal value of €0.64 each to 5,293,719,448 units of nominal value of €0.10 each as a result of:

•
11,890 units of ordinary stock were issued under the 2000 LTPSP scheme under the matching stock rule;

•
4,295,184,741 units of ordinary shares were issued in relation to the 2010 recapitalisation of the Bank (note 48).

11,215,125 units of ordinary stock held by the Group's life assurance company as at 31 December 2009 are categorised as own shares. Overall, there was a net disposal of 5,520,953 units of ordinary stock by the life assurance company during the twelve month period ended 31 December 2010. At 31 December 2010 the Group's life assurance company held 5,694,172 units of ordinary stock as own shares.

All units of ordinary stock in issue carry the same voting rights. All issued stock is fully paid.

Preference stock—Stg£1 each and €1.27 each

The preference stock is non-redeemable. The holders of preference stock are entitled to receive at the discretion of the Bank a non-cumulative preferential dividend, which in the case of the sterling preference stock is payable in sterling, in a gross amount of Stg£1.2625 per unit per annum and in the case of euro preference stock is payable in euro in a gross amount of €1.523686 per unit per annum, in equal semi-annual instalments, in arrears, on 20 February and 20 August in each year.

On a winding up of, or other return of capital by, the Bank (other than on a redemption) the holders of preference stock will be entitled to receive an amount equal to the amount paid up on each unit of the preference stock held (including the premium) out of the surplus assets available for distribution to the holders of ordinary stock.

The preference stockholders are not entitled to vote at any General Court except in certain exceptional circumstances when a restricted vote may apply. Such circumstances did arise during 2010 and consequently the Preference Stockholders were entitled to vote at the Extraordinary and General Meetings of the Bank.

The Bank has an obligation to increase the cash dividend payable on each unit of preference stock so that the sum of the cash dividend paid or payable together with the associated dividend tax credit shall equal the appropriate gross amounts.

As at 31 December 2010 and 31 December 2009 1,876,090 units of sterling preference stock and 3,026,598 units of euro preference stock were in issue.

2009 Preference Stock

On 31 March 2009, 3.5 billion units of 2009 Preference Stock and warrants were issued to the NPRFC. As part of the recapitalisation of the Bank in the twelve month period ended 31 December 2010 (note 48), a

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

46    CAPITAL STOCK (Continued)

total of 1,662,958,696 units of 2009 Preference Stock were converted to ordinary stock and the warrants were cancelled.

2009 Preference Stock	31 December 2010 units	31 December 2009 units
At beginning of period	3,500,000,000	3,500,000,000
NPRFC Placing subscription	(1,036,000,000)	—
Rights Issue—NPRFC allocation	(626,958,696)	—

At end of period	1,837,041,304	3,500,000,000

Further information on 2009 Preference Stock is shown in note 54.

Use of ordinary stock in employee schemes

(a)   Employee Stock Issue Scheme

At the 2006 Annual General Court the stockholders approved the establishment of a new Employee Stock Issue Scheme to replace the scheme originally approved by the stockholders in 1997. Under this scheme, which has an Irish and a UK version in order to conform with the relevant revenue legislation in both jurisdictions, all employees in Ireland and the UK are eligible to participate provided that they have been employed by the Group in one of the schemes' participating companies for the previous financial year and are still employed by the Group on the date the annual results are announced. Each year the Court may set aside an element of Group profit before taxation for allocation to the trustees of the scheme to enable them to acquire units of ordinary stock on behalf of the scheme participants.

Currently the amount set aside is related to overall Group performance. The maximum award permitted under the scheme is 6% of a participant's salary. To date, annual distributions under the schemes have ranged between nil and 6% of each participants salary. There was no award in the twelve month period ended 31 December 2010 or in the nine month period ending 31 December 2009.

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

The Sharesave Options grants have been re-stated following the Group's 2010 Rights Issue with the associated number of shares adjusted upwards by a factor of 1.586176 and the equivalent share price discounted by a factor of 0.630447. These are technical adjustments only and ensure that the aggregate exercise price of an option remains the same before and after the adjustment.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

46    CAPITAL STOCK (Continued)

The table below shows the adjusted option price for each year, and the discount which the original option price represented of the market price of that time.

Grant Dates		SAYE 2007	SAYE 2006	SAYE 2003
Option Price	ROI	€4.39	€7.74	€4.94
	UK	€4.68	€8.25	€5.28
Discount	ROI	25%	25%	25%
	UK	20%	20%	20%

The difference between Irish and UK option prices reflects the maximum discounts permitted under Revenue Commissioners and HM Revenue & Customs rules respectively.

As at 31 December 2010, there are outstanding options under the scheme over 1,789,807 units of ordinary stock. Provided the participant's savings contracts are complete, these options are ordinarily exercisable by August 2011 between February 2009 and August 2011.

	RoI			UK
2010	2003 5yr	2006 3yr	2007 3yr	2003 5yr	2006 3yr	2007 3yr	Total
Outstanding at beginning of period	51,706	747,203	2,022,116	2,582	146,664	312,994	3,283,265
Lapsed	(51,706)	(746,726)	(469,651)	(2,582)	(146,664)	(76,129)	(1,493,458)

Outstanding at end of period	—	477	1,552,465	—	—	236,865	1,789,807

Weighted average exercise price	€4.94	€7.74	€4.39	€5.28	€8.25	€4.68	€4.43

No options were either granted or exercised in the twelve month period ended 31 December 2010 or in the nine month period ended 31 December 2009.

(c)   Stock Option Scheme

Options to subscribe for units of ordinary stock are granted under the terms of the Stock Option Scheme. The scheme was approved by the stockholders at the Annual General Court in 1996—the Bank of Ireland Group Stock Option Scheme—1996, and its successor scheme, the Bank of Ireland Group Executive Stock Option Scheme—2004 which was approved by stockholders at the Annual General Court held in 2004. Key executives may participate in the current scheme at the discretion of the Remuneration Committee. Under the current scheme, the total value of options granted may not exceed 100% of an executive's salary. The subscription price per unit of stock shall not be less than the market value of the stock at the date of grant.

The exercise of options granted between 2004 and 2007 is conditional upon underlying earnings per share achieving a cumulative growth of at least 5% per annum compound above the increase in the Consumer Price Index over the three year performance period, commencing with the period in which the options are granted. If this performance condition is not achieved the options lapse. For options granted in 2008 25% will become capable of exercise if the Group's underlying earnings per share growth is 3% per annum compounded commencing with the period in which the options are granted. The performance conditions for options granted in 1996 up to and including 2005 have been satisfied. Options may not be transferred or assigned and may be exercised only between the third and tenth anniversaries of their grant.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

46    CAPITAL STOCK (Continued)

The options below are pre the Group's 2010 Rights Issue. The Group Remuneration Committee exercised its discretion to not make any technical adjustments to these grants.

	31 December 2010		31 December 2009
	Number of options	Weighted average exercise price (€)	Number of options	Weighted average exercise price (€)
Outstanding at beginning of period	7,950,045	€10.35	9,367,967	€10.85
Expired during period	(1,519,850)	€12.87	(1,417,922)	€13.65
Outstanding at end of period	6,430,195	€9.75	7,950,045	€10.35
Exercisable at end of period	3,964,163	€10.15	4,485,663	€11.13

No options were either granted or exercised in the twelve month period ended 31 December 2010 or in the nine month period ended 31 December 2009.

Exercise Price Range (€)	Number of options
1.22 – 9.75	2,567,682
10.54 – 10.77	2,067,499
11.05 – 13.68	1,795,014

Total	6,430,195

Outstanding options under the Stock Option Scheme are exercisable at price ranges above. The weighted average remaining contractual life of the outstanding options under the Stock Option Scheme is less than 1 year.

(d)   Long Term Incentive Plan

The Bank of Ireland Group Long Term Incentive Plan—2004 (LTIP) was approved by the stockholders at the Annual General Court in July 2004. Its predecessor plan, the Long Term Performance Stock Plan—1999 (LTPSP), was approved by the stockholders at the Annual General Court in July 1999. The LTIP links the number of units of stock receivable by participants to the Group's Total Shareholder Return (TSR). TSR represents stock price growth plus dividends.

Each year selected senior executives participating in the plan receive a conditional award of a number of units of ordinary stock. The maximum award for Executive Directors and Group Executive Committee members cannot exceed 100% (150% for the Group CEO) of their annual salary at the time of the award.

Provided the Group's Return on Equity (ROE) over the three year performance period is on average at least 20%, then the proportion of these units which actually vest on the third anniversary of the date of the

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

46    CAPITAL STOCK (Continued)

original award is based on the Group's TSR growth relative to a comparator group of financial services companies, as follows:

The Bank's total shareholder return performance relative to the Comparator Companies	% of units of stock subject to an award which may be issued or transferred
Equal to or better than the company ranked second	100%
Between the company ranked median and the company ranked second	Greater than 35% and less than 100% (Pro rata based on the Bank's performance relative to the Comparator Companies)
Equal to the median	35%
Below median	nil

If the Group's ROE over the three year performance period is on average below 20%, then the award lapses.

Under the LTPSP, a minimum of 80% of the vested stock must be retained for two years from maturity of award. After the two year retention period, an additional award of 20% is made. If the award is retained for an additional five years, a further award of 30% is made.

	December 2010		December 2009
	Number of conditional units	Weighted average grant price (€)	Number of conditional units	Weighted average grant price (€)
Outstanding at beginning of period	1,743,720	8.40	2,488,162	9.86
Vested during period	(11,890)	6.92	—	—
Expired during period	(630,477)	12.74	(744,442)	13.27
Outstanding at end of period	1,101,353	5.93	1,743,720	8.40

The above units of stock are pre the Group's 2010 Rights Issue. The Group Remuneration Committee exercised its discretion to not make any technical adjustments to these grants.

Outstanding conditional units of stock under the LTIP were awarded at prices ranging between €1.215 to €8.10.

The weighted average remaining contractual life of the outstanding options under the LTIP Scheme is less than one year (the potential matching awards of 30% on the previous LTPSP schemes are excluded from this calculation).

(e)   Limitations on Employee Stock Issue and Stock Option Schemes

All of the above stock issue and stock option schemes are subject to a range of flow rate controls approved by the stockholders and which conform to current institutional investor guidelines.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

47    STOCK PREMIUM

	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Stock premium account
Balance at the beginning of the period	4,092	4,092
Dividend on 2009 Preference Stock paid in ordinary stock (note 48)	(118)	—
Premium on issue of ordinary stock (note 48)	1,409	—
Transaction costs, net of tax	(121)	—
Reduction in stock premium on conversion of preference stock (note 48)	(155)	—
Reduction in stock premium transferred to retained earnings	(800)	—
Loss on cancellation of warrants	(381)	—

Balance at the end of the period	3,926	4,092

On December 1, 2010, the High Court approved a reduction in the Group's Stock Premium account of €800 million. As a result, this amount has been transferred to Retained Earnings.

For more detail on the other movements in stock premium see note 48 Recapitalisation of the Bank.

48    RECAPITALISATION OF THE BANK

On 26 April 2010, the Bank announced the 2010 Proposals to increase its capital by way of an Institutional Placing(1), a NPRFC Placing(1), a rights issue and debt for equity offers. The proceeds of the Institutional Placing(1) and the rights issue were underwritten. The 2010 Proposals which were approved by stockholders on 19 May 2010 consisted of:

(1)
Defined on page F-155.

•
Placing:    The placing, comprised the Institutional Placing(1) and the NPRFC Placing(1). The institutional placing involved the issue of 326,797,386 units of ordinary stock at a price of €1.53 per unit of ordinary stock. The price at which the ordinary stock was issued to placees represented a 15% discount to the closing price of €1.80 of the Existing Stock(1) on 23 April 2010 (being the last practicable date prior to announcement of the 2010 Proposals). Placees were considered qualifying stockholders for the purposes of the rights issue in respect of their ordinary stock. Pursuant to the NPRFC Placing(1) the NPRFC agreed to subscribe for 575,555,556 units of ordinary stock at a price of €1.80 per unit of ordinary stock (being the closing price on 23 April 2010). The consideration for the NPRFC's subscription was the conversion of 1,036,000,000 units of 2009 Preference Stock (at their subscription price of €1.00 per unit of 2009 Preference Stock) to units of ordinary stock. The ordinary stock issued pursuant to the NPRFC Placing(1) was eligible for participation in the rights issue as if such ordinary stock was held on the Record Date (17 May 2010);

(1)
Defined on page F-155.

•
Rights Issue:    The NPRFC's consideration for the take up of its rights in respect of the NPRFC Coupon ordinary stock and its holding of ordinary stock as a result of the NPRFC Placing(1) was the conversion of 626,958,696 units of 2009 Preference Stock at their subscription price of €1.00 each to 1,139,924,901 units of ordinary stock at the rights issue price of €0.55;

(1)
Defined on page F-155.

•
Debt for Equity Offers:    Under the debt for equity offers, holders of certain of the Group's subordinated liabilities and the US$150 million Perpetual Floating Rate Primary Capital Notes exchanged these

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

48    RECAPITALISATION OF THE BANK (Continued)

  securities for (a) Allotment Instruments (which automatically converted into ordinary stock on 10 September 2010); or (b) cash proceeds from the allotment of ordinary stock to be sold on their behalf; or (c) a combination thereof. On 10 September 2010, the allotment instrument matured and 71,990,958 units of ordinary stock were issued. Between 30 June 2010 and 10 September 2010, the carrying value of the allotment instrument reduced by €11 million due to a reduction in the number of units of ordinary stock expected to be issued. This reduction was recognised in the income statement;

•
Warrant Cancellation:    The warrants held by the NPRFC were cancelled in return for the payment of €491 million in cash by the Bank to the NPRFC. The cancellation of the warrants had no impact on capital stock but the impact was to reduce other reserves by €110 million and stock premium by €381 million as shown in the consolidated statement of changes in equity (see pages F-7 and F-8). In the Group's interim financial statements at 30 June 2010, the charge of €381 million was presented as a reduction in retained earnings. Having subsequently clarified the legal position in respect of the relevant sections of company law applicable to the Bank at the date of the cancellation of the warrants, the amount has now been classified as a reduction in stock premium.

The following table shows the impact of the capital raising initiatives and the dividend on the 2009 Preference Stock (which was paid in ordinary stock) on ordinary stock, deferred stock, 2009 Preference Stock and stock premium. These movements are reflected in the statement of changes in equity on pages F-7 and F-8.

	Ordinary Stock		Deferred Stock		2009 Preference Stock		Stock Premium
	Number	€m	Number	€m	Number	€m	€m
Government
Dividend on 2009 Preference Stock paid in units of ordinary stock(a)	184,394,378	118	—	—	—	—	(118)
NPRFC placing(b)	575,555,556	58	—	—	(1,036,000,000)	(11)	(47)
NPRFC rights(b)	1,139,924,901	114	—	—	(626,958,696)	(6)	(108)
Conversion of 2009 Preference Stock		172		—		(17)	(155)
Other
Institutional placing(c)	326,797,386	32	—	—	—	—	467
Rights issue(c)	981,992,918	98	—	—	—	—	442
Debt for equity offers(d)	1,086,519,602	108	—	—	—	—	500
Issue of ordinary stock	—	238	—	—	—	—	1,409
Transaction costs charged to stock premium	—	—	—	—	—	—	(121)
Loss on cancellation of warrants	—	—	—	—	—	—	(381)
Renominalisation of share capital	—	(654)	1,210,621,289	654	—	—	—

	4,295,184,741	(126)	1,210,621,289	654	(1,662,958,696)	(17)	634

(a)
Paid in units of €0.64 cents prior to renominalisation of share capital.

(b)
Settled through the conversion of 2009 Preference Stock into units of ordinary stock.

(c)
Issue of new shares for cash.

(d)
Issue of ordinary stock in exchange for debt instruments.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

49    MEASUREMENT BASIS OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The table below analyses the carrying amounts of the financial assets and financial liabilities by accounting treatment and by balance sheet heading.

	At fair value through profit or loss
				At fair value through Other Comprehensive income (OCI)
	Derivatives designated as fair value hedging instruments €m					Loans and advances / Held at amortised cost €m
31 December 2010		Held for trading €m	Designated upon initial recognition €m	Available for sale €m	Cash flow hedge derivatives €m		Insurance contracts €m	Total €m
Financial assets
Cash and balances at central banks	—	—	—	—	—	1,014	—	1,014
Items in the course of collection from other banks	—	—	—	—	—	491	—	491
Trading securities	—	151	—	—	—	—	—	151
Derivative financial instruments	924	3,751	—	—	1,700	—	—	6,375
Other financial assets at fair value through profit or loss	—	—	10,045	—	—	—	—	10,045
Loans and advances to banks	—	—	—	—	—	7,458	—	7,458
Available for sale financial assets	—	—	—	15,576	—	—	—	15,576
NAMA senior bonds	—	—	—	—	—	5,075	—	5,075
Loans and advances to customers	—	—	—	—	—	114,457	—	114,457
Assets held for sale to NAMA	—	7	—	—	—	797	—	804
Interest in associates	—	—	26	—	—	—	—	26

Total financial assets	924	3,909	10,071	15,576	1,700	129,292	—	161,472

Financial liabilities
Deposits from banks	—	—	412	—	—	40,663	—	41,075
Customer accounts	—	—	1,471	—	—	63,972	—	65,443
Items in course of transmission to other banks	—	—	—	—	—	293	—	293
Derivative financial instruments	557	3,457	—	—	1,431	—	—	5,445
Liabilities to customers under investment contracts	—	—	5,271	—	—	—	—	5,271
Debt securities in issue	—	—	545	—	—	28,148	—	28,693
Insurance contract liabilities	—	—	—	—	—	—	7,188	7,188
Subordinated liabilities	—	—	83	—	—	2,692	—	2,775

Total financial liabilities	557	3,457	7,782	—	1,431	135,768	7,188	156,183

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

49    MEASUREMENT BASIS OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

	At fair value through profit or loss			At fair value through Other Comprehensive income (OCI)
31 December 2009	Derivatives designated as fair value hedging instruments €m	Held for trading €m	Designated upon initial recognition €m	Available for sale €m	Cash flow hedge derivatives €m	Loans and advances / Held at amortised cost €m	Insurance contracts €m	Total €m
Financial assets
Cash and balances at central banks	—	—	—	—	—	4,241	—	4,241
Items in the course of collection from other banks	—	—	—	—	—	400	—	400
Trading securities	—	403	—	—	—	—	—	403
Derivative financial instruments	740	3,344	—	—	1,740	—	—	5,824
Other financial assets at fair value through profit or loss	—	—	9,679	—	—	—	—	9,679
Loans and advances to banks	—	—	—	—	—	5,031	—	5,031
Available for sale financial assets	—	—	—	20,940	—	—	—	20,940
Loans and advances to customers	—	—	—	—	—	119,439	—	119,439
Assets held for sale to NAMA	—	93	—	—	—	9,488	—	9,581
Interest in associates	—	—	23	—	—	—	—	23

Total financial assets	740	3,840	9,702	20,940	1,740	138,599	—	175,561

Financial liabilities
Deposits from banks	—	—	2	—	—	17,901	—	17,903
Customer accounts	—	—	1,720	—	—	83,092	—	84,812
Items in course of transmission to other banks	—	—	—	—	—	198	—	198
Derivative financial instruments	598	3,702	—	—	1,737	—	—	6,037
Liabilities to customers under investment contracts	—	—	5,050	—	—	—	—	5,050
Debt securities in issue	—	—	472	—	—	42,672	—	43,144
Insurance contract liabilities	—	—	—	—	—	—	6,658	6,658
Subordinated liabilities	—	—	229	—	—	5,824	—	6,053
Liabilities held for sale to NAMA	—	1	—	—	—	—	—	1

Total financial liabilities	598	3,703	7,473	—	1,737	149,687	6,658	169,856

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

49    MEASUREMENT BASIS OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

The fair value and contractual amount due on maturity of financial liabilities designated at fair value upon initial recognition are shown in the table below.

	31 December 2010		31 December 2009
	Fair Values €m	Contractual Amount due on maturity €m	Fair values €m	Contractual amount due on maturity €m
Deposits from banks	412	412	2	2
Customer accounts	1,471	1,628	1,720	1,775
Liabilities to customers under investment contracts	5,271	5,271	5,050	5,050
Debt securities in issue	545	915	472	494
Subordinated liabilities	83	166	229	264

Financial liabilities designated at fair value through profit or loss	7,782	8,392	7,473	7,585

For financial assets and financial liabilities which are recognised and subsequently measured at fair value through profit or loss or through other comprehensive income, a description of the methods and assumptions used to calculate those fair values is set out in note 50.

50    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The Group's accounting policy on valuation of financial instruments is set out on pages F-21 to F-24, while page F-39 gives details on the critical accounting estimates and judgements made by management in relation to the fair value of financial instruments. The fair value of a financial instrument is defined as the amount for which an asset could be exchanged, or a liability settled, in an arms length transaction between knowledgeable willing parties.

Where possible, the Group calculates fair value using observable market prices. Where market prices are not available, fair values are determined using valuation techniques which may include discounted cash flow models or comparisons to instruments with characteristics either identical or similar to those of the instruments held by the Group.

These techniques are subjective in nature and involve assumptions which are based upon management's view of market conditions at period end which may not necessarily be indicative of any subsequent fair value. Furthermore, minor changes in the assumptions used could have a significant impact on the resulting estimated fair values, and, as a result, readers of these financial statements are advised to use caution when using this data to evaluate the Group's financial position.

The concept of fair value assumes realisation of financial instruments by way of a sale. However, in many cases, particularly in respect of loans and advances to customers, the Group intends to realise assets through collection over time. As such, the fair values calculated do not represent the value of the Group as a going concern at 31 December 2009 or 31 December 2010.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

50    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

(a)   Financial assets and financial liabilities recognised and subsequently measured at fair value

All financial instruments are initially recognised at fair value. The Group subsequently measures trading securities, other financial assets and financial liabilities designated at fair value through profit or loss, derivatives and available for sale financial assets at fair value in the balance sheet. These instruments are shown as either at fair value through profit or loss (FVTPL) or at fair value through Other Comprehensive Income (OCI) in note 49 on the measurement basis of financial assets and financial liabilities. A description of the methods and assumptions used to calculate fair values of these assets and liabilities is set out below.

Financial assets held for trading

These instruments are valued using observable market prices, directly from a recognised pricing source or an independent broker or investment bank.

Other financial assets at fair value through profit or loss

These consist of assets designated at fair value through profit or loss, which are predominantly held for the benefit of unit linked policyholders, with any changes in valuation accruing to the policyholders. These assets consist principally of bonds, equities and unit trusts, which are traded on listed exchanges, are actively traded and have readily available prices. Substantially all of these assets are valued using valuation techniques which use observable market data.

Derivative financial instruments

The Group's derivative financial instruments are valued using valuation techniques commonly used by market participants. These consist of discounted cash flow and options pricing models, which typically incorporate observable market data, principally interest rates, basis spreads, foreign exchange rates, equity prices and counterparty credit. A small number of derivative financial instruments are valued using non-observable inputs. However, changing one or more assumptions used in the valuation of these derivatives would not have a significant impact as they are entered into to hedge the exposure arising on certain customer accounts (see below), leaving the Group with no net valuation risk due to the non-observable inputs.

Assets and liabilities held for sale to NAMA—derivatives

In the case of derivatives held for sale to NAMA, counterparty credit is not considered observable and is significant to their valuation. The effect of changing the assumptions in relation to counterparty credit to a range of reasonably possible alternatives would be to increase the fair value of these derivatives by up to €3 million or to decrease their fair value by up to €3 million, with a corresponding impact on the income statement.

Interest in associates

Investments in associates which are venture capital investments are valued in accordance with the 'International Private Equity and Venture Capital Valuation Guidelines'. This requires the use of various inputs such as discounted cash flow analysis and comparison with the earnings multiples of listed comparative companies amongst others. Although the valuation of unquoted equity instruments is

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

50    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

subjective by nature, the relevant methodologies are commonly applied by other market participants and have been consistently applied over time. Using reasonably possible assumptions would not have a material impact on the value of these assets.

Available for sale financial assets

For available for sale financial assets for which an active market exists, fair value has been determined directly from observable market prices or yields through a recognised pricing source or an independent broker, price-provider or investment bank.

A small number of assets have been valued using vendor prices, which are not considered to represent observable market data. The effect of using reasonably possible alternative assumptions would be to decrease their fair value by up to €5 million or to increase their fair value by up to €15 million, with a corresponding impact on the statement of other comprehensive income.

NAMA subordinated debt does not trade in an active market for which observable market data is available. Its fair value has been estimated using a discounted cash flow valuation technique incorporating observable yields on bonds trading in active markets, and movements in those yields during the twelve month period ended 31 December 2010. The effect of using reasonably possible alternative assumptions would be to decrease the fair value of this debt by up to €25 million or to increase its fair value by up to €13 million, with a corresponding impact on the income statement.

Debt securities in issue and subordinated liabilities

These instruments comprise debt securities in issue and subordinated liabilities with a fair value of €628 million (31 December 2009: €701 million) which are measured at fair value through profit or loss, the fair value of which is based on valuation techniques incorporating significant unobservable market data. The significant unobservable input is the Group's credit spread, the estimation of which has become more judgemental in current market circumstances. The Group estimates this spread by reference to recent transactions in the same instrument or in similar instruments issued by the Group.

The effect of changing the estimated credit spread on subordinated liabilities using reasonably possible alternatives would be to decrease their fair value by up to €12 million or to increase their fair value by up to €3 million, with a corresponding impact on the income statement. The effect of changing the estimated credit spread on the debt securities in issue to a range of reasonably possible alternatives would be to decrease their fair value by up to €82 million or to increase their fair value by up to €82 million, with a corresponding impact on the income statement.

Customer accounts and deposits by banks

Customer accounts and deposits by banks designated at fair value through profit or loss consist of deposits which contain an embedded derivative (typically an equity option). These instruments are typically valued using valuation techniques which use observable market data. The impact of changes in the Groups own credit spread is not significant to the fair value of these deposits.

A small number of customer accounts are valued using additional non-observable inputs. However, changing one or more assumptions used in the valuation of these customer accounts would not have a significant impact as these customer accounts are hedged with offsetting derivatives (see above), leaving the Group with no net valuation risk due to those non-observable inputs.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

50    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

Liabilities to customers under insurance and investment contracts

The accounting policy for these instruments is set out on page F-34 and F-35. In accordance with the accounting policy, the fair value of liabilities to customers under both insurance and investment unit linked contracts is contractually linked to the fair value of the financial assets within the policyholders' unit linked funds. The value of the unit linked financial liabilities is determined using current unit prices multiplied by the number of units attributed to the contract holders at the balance sheet date. Their value is never less than the amount payable on surrender, discounted for the required notice period where applicable.

(b)   Financial assets and liabilities not subsequently measured at fair value

For financial assets and financial liabilities which are not subsequently measured at fair value on the balance sheet, the Group discloses their fair value in a way that permits them to be compared to their carrying amounts. The methods and assumptions used to calculate the fair values of these assets and liabilities are set out below.

Loans and advances to banks

The estimated fair value of floating rate placements and overnight placings is their carrying amount. The estimated fair value of fixed interest bearing placements is based on discounted cash flows using prevailing money market interest rates for assets with similar credit risk and remaining maturity.

Loans and advances to customers

Loans and advances are carried net of provisions for impairment. The fair value of both fixed and variable rate loans and advances to customers is calculated using a valuation technique which involves the discounting of estimated future cash flows at current market rates, incorporating the impact of current credit spreads and margins. The fair value reflects both loan impairments at the balance sheet date and estimates of market participants' expectations of credit losses over the life of the loans.

NAMA senior bonds

NAMA senior bonds are classified as loans and receivables and are carried net of provisions for impairment. Their fair value has been estimated by using a valuation technique which takes into consideration the Government guarantee, collateral and other support, and valuations in the repo market.

Assets held for sale to NAMA

Assets held for sale to NAMA are measured on the same basis in the balance sheet as prior to their classification as held for sale, in line with the Group's accounting policy for assets held for sale to NAMA, set out on page F-30.

Assets held for sale to NAMA at 31 December 2010 include €0.9 billion of assets (before impairment provisions of €75 million) that are due to transfer to NAMA.

The Group is currently unable to accurately quantify the ultimate expected loss on the future transfer of assets to NAMA. The Group estimates that the discount to gross loan value on the remaining loans held for sale to NAMA may be in a range of 20% to 30%. For the purposes of presenting the fair value of the

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

50    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

total portfolio of assets held for sale to NAMA, the Group has applied a 25% discount (being the mid point of the Group's expected range) to all such loans.

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

Debt securities in issue and subordinated liabilities

The fair values of these instruments are calculated based on quoted market prices where available. For those notes where quoted market prices are not available, a discounted cash flow model is used based on a current yield curve appropriate to the Group for the remaining term to maturity. The yield curve used incorporates the effect of changes in the Group's own credit spread.

(c)   Fair value hierarchy

The table following shows, for the Group's financial assets and financial liabilities that are recognised and subsequently measured at fair value, their classification within a three-level fair value hierarchy.

Level 1 comprises financial assets and financial liabilities valued using quoted market prices in active markets. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis.

Level 2 comprises financial assets and financial liabilities valued using techniques based significantly on observable market data.

Level 3 comprises financial assets and financial liabilities valued using techniques where the impact of the non-observable market data is significant in determining the fair value of the instrument. Non-observable market data is not readily available in an active market due to market illiquidity or complexity of the product. These inputs are generally determined based on observable inputs of a similar nature, historic observations on the level of the input or analytical techniques.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

50    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

31 December 2010	Level 1 €m	Level 2 €m	Level 3 €m	Total €m
Financial assets held at fair value
Trading securities	151	—	—	151
Derivative financial instruments	—	6,343	32	6,375
Assets held for sale to NAMA—derivatives	—	—	7	7
Other financial assets at FVTPL	9,428	600	17	10,045
AFS financial assets	14,167	1,209	200	15,576
Interest in associates	—	—	26	26

	23,746	8,152	282	32,180

As a % of fair value assets	73.8%	25.3%	0.9%	100%

Financial liabilities held at fair value
Deposits from banks	—	412	—	412
Customer accounts	—	1,429	42	1,471
Derivative financial instruments	—	5,418	27	5,445
Liabilities to customers under investment contracts	—	5,271	—	5,271
Insurance contract liabilities	—	7,188	—	7,188
Debt securities in issue	—	—	545	545
Subordinated liabilities	—	—	83	83

	—	19,718	697	20,415

As a % of fair value liabilities	—	96.6%	3.4%	100%

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

50    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

31 December 2009	Level 1 €m	Level 2 €m	Level 3 €m	Total €m
Financial assets held at fair value
Trading securities	403	—	—	403
Derivative financial instruments	—	5,788	36	5,824
Assets held for sale to NAMA—derivatives	—	—	93	93
Other financial assets at FVTPL	8,987	692	—	9,679
AFS financial assets	18,921	1,687	332	20,940
Interest in associates	—	—	23	23

	28,311	8,167	484	36,962

As a % of fair value assets	76.6%	22.1%	1.3%	100%

Financial liabilities held at fair value
Deposits from banks	—	2	—	2
Customer accounts	—	1,658	62	1,720
Derivative financial instruments	—	6,017	20	6,037
Liabilities held for sale to NAMA—derivatives	—	—	1	1
Liabilities to customers under investment contracts	—	5,050	—	5,050
Insurance contract liabilities	—	6,658	—	6,658
Debt securities in issue	—	—	472	472
Subordinated liabilities	—	—	229	229

	—	19,385	784	20,169

As a % of fair value liabilities	—	96.1%	3.9%	100%

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

50    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

Movements in level 3 assets

31 December 2010	Other financial assets at FVTPL €m	Derivative financial instruments €m	Derivatives held for sale to NAMA €m	Available for sale financial assets €m	Interest in associates €m	Total €m
Opening Balance	—	36	93	332	23	484
Total gains or losses in:
—Profit or loss
—Net trading expense	—	6	(16)	—	—	(10)
—Impairment charges	—	—	—	(70)	—	(70)
—Share of results of associates	—	—	—	—	5	5
—Other Comprehensive income	—	—	—	(6)	—	(6)
Additions	17	1	—	182	5	205
Disposals	—	—	(54)	(145)	(7)	(206)
Redemptions	—	(14)	(16)	(4)	—	(34)
Transfers out of level 3
—from level 3 to level 2	—	—	—	(89)	—	(89)
Transfers into level 3
—from level 2 to level 3	—	3	—	—	—	3

Closing balance	17	32	7	200	26	282

Total gains / (losses) for the period included in profit or loss for assets held in level 3 at the end of the reporting period	—	6	(16)	(70)	5	(75)

Other transfers
—from level 1 to level 2	—	—	—	76	—	76

—from level 2 to level 1	—	—	—	18	—	18

The transfer from level 3 to level 2 arose as a result of an ability to obtain observable market prices in the current year which were unavailable in the prior period.

The transfer from level 2 to level 3 arose as a result of the unobservable inputs becoming significant to their fair value measurement.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

50    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

Movements in level 3 assets

31 December 2009	Trading securities €m	Derivative financial instruments €m	Derivatives held for sale to NAMA €m	Available for sale financial assets €m	Interest in associates €m	Total €m
Opening Balance	7	116	—	403	22	548
Total gains or losses in:
—Profit or loss
—Net trading expense	—	(27)	—	—	—	(27)
—Share of results of associates	—	—	—	—	(2)	(2)
—Other income	—	—	—	2	—	2
—Other Comprehensive income	—	—	—	4	—	4
Additions	—	—	—	102	3	105
Disposals	—	—	—	(216)	—	(216)
Redemptions	—	(53)	—	(31)	—	(84)
Transfers out of level 3
—from level 3 to level 1	(7)	—	—	(14)	—	(21)
—from level 3 to level 2	—	—	—	(2)	—	(2)
Transfers into level 3
—from level 2 to level 3	—	—	93	84	—	177

Closing balance	—	36	93	332	23	484

Total gains / (losses) for the period included in profit or loss for assets held in level 3 at the end of the reporting period	—	(26)	(55)	2	(2)	(81)

Other transfers
—from level 1 to level 2	9	—	—	255	—	264

—from level 2 to level 1	—	—	—	152	—	152

Transfer from level 3 to level 1 resulted from an ability to obtain observable market prices in the current period which were unavailable in the prior year.

The transfer of derivatives held for sale to NAMA from level 2 to level 3 resulted from the unobservable inputs becoming significant to their fair value measurement.

The transfer of AFS assets from level 2 to level 3 resulted from inputs which were observable at 31 March 2009 becoming unobservable in the nine month period ended 31 December 2009.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

50    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

Movements in level 3 liabilities

31 December 2010	Customer accounts €m	Derivative financial instruments €m	Derivatives held for sale to NAMA €m	Debt securities in issue €m	Subordinated liabilities €m	Total €m
Opening Balance	62	20	1	472	229	784
Total gains or losses in:
—Profit or loss
—Net trading expense	1	7	—	(124)	(59)	(175)
—Other Comprehensive income	—	—	—	—	21	21
Additions	2	6	—	252	—	260
Disposals	—	—	(1)	—	—	(1)
Redemptions and maturities	(57)	—	—	(55)	(108)	(220)
Transfers out of level 3
—from level 3 to level 2	—	(10)	—	—	—	(10)
Transfers into level 3
—from level 2 to level 3	34	4	—	—	—	38

Closing balance	42	27	—	545	83	697

Total gains / (losses) for the period included in profit or loss for liabilities held at the end of the reporting period	39	12	—	(124)	(53)	(126)

The transfer from level 3 to level 2 arose as a result of an ability to obtain observable market prices in the current year which were unavailable in the prior period.

The transfer from level 2 to level 3 arose as a result of the unobservable inputs becoming significant to their fair value measurement.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

50    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

Movements in level 3 liabilities

31 December 2009	Customer accounts €m	Derivative financial instruments €m	Derivatives held for sale to NAMA €m	Debt securities in issue €m	Subordinated liabilities €m	Total €m
Opening Balance	69	56	—	566	229	920
Total gains or losses in:
—Profit or loss
—Net trading expense	1	(23)	—	(28)	20	(30)
—Other Comprehensive income	—	—	—	—	(20)	(20)
New derivative transactions	—	10	—	—	—	10
Redemptions and maturities	(8)	(23)	—	(66)	—	(97)
Transfers into level 3
—from level 2 to level 3	—	—	1	—	—	1

Closing balance	62	20	1	472	229	784

Total gains / (losses) for the period included in profit or loss for liabilities held at the end of the reporting period	(1)	13	—	(16)	(20)	(24)

There were no transfers out of level 3 during the nine month period ended 31 December 2009.

There were no transfers to level 3 from level 1. The only transfer into level 3 from level 2 was in relation to derivative liabilities held for sale to NAMA.

The transfer of derivatives held for sale to NAMA from level 2 to level 3 resulted from the unobservable inputs becoming significant to the fair value measurement.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

50    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

The carrying amount and the fair value of the Group's financial assets and financial liabilities as at 31 December 2010 and 31 December 2009 are set out in the table below.

	31 December 2010		31 December 2009
	Carrying amount €m	Fair values €m	Carrying amount €m	Fair values €m
Financial instruments held for trading
Debt securities(1)	151	151	403	403
Derivative financial instruments—trading
Foreign exchange contracts(1)	135	135	(199)	(199)
Interest rate contracts(1)	132	132	(184)	(184)
Equity and commodity contracts(1)	27	27	25	25
Non-trading financial instruments
Assets
Cash and balances at central banks(1)	1,014	1,014	4,241	4,241
Items in course of collection from other banks(1)	491	491	400	400
Loans and advances to banks	7,458	7,454	5,031	5,028
Loans and advances to customers	114,457	103,172	119,439	116,846
Assets held for sale to NAMA(2)	804	661	9,581	7,910
Available for sale financial assets(1)	15,576	15,576	20,940	20,940
NAMA senior bonds	5,075	5,075	—	—
Other financial assets at fair value through profit or loss(1)	10,045	10,045	9,679	9,679
Liabilities
Deposits from banks	41,075	41,047	17,903	17,829
Customer accounts	65,443	65,545	84,812	84,680
Items in the course of transmission to other banks(1)	293	293	198	198
Debt securities in issue	28,693	26,060	43,144	41,419
Liabilities to customers under investment contracts(1)	5,271	5,271	5,050	5,050
Insurance contract liabilities(1)	7,188	7,188	6,658	6,658
Subordinated liabilities	2,775	1,150	6,053	4,585
Liabilities held for sale to NAMA(2)	—	—	1	1
Derivative financial instruments—hedging
Interest rate contracts and foreign exchange contracts(1)	636	636	(145)	(145)

(1)
The fair value of these financial instruments is equal to the carrying value. These instruments are either carried at market value or have minimal credit losses and are either short term in nature or repriced frequently.

(2)
Assets held for sale to NAMA are measured on the same basis in the balance sheet as prior to their classification as held for sale. The Group is currently unable to accurately quantify the ultimate expected loss on the transfer to NAMA. The Group estimates that the discount to gross loan value on the remaining loans held for sale to NAMA may be in a range of 20% to 30%. For the purposes of presenting the fair value of the total portfolio of assets held for sale to NAMA, the Group has applied a 25% discount (being the mid point of the Group's expected range) to all such loans. As the loans held for sale to NAMA are financial instruments they are carried at amortised cost less impairment provisions.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

51    CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances:

	31 December 2010 €m	31 December 2009 €m
Cash and balances at central banks	1,014	4,241
Loans and advances to banks (with an original maturity of less than 3 months)	7,121	4,946

Cash and cash equivalents	8,135	9,187

52    PROFIT OR LOSS OF THE PARENT COMPANY

The parent company of the Group is the Governor and Company of the Bank of Ireland (the Bank). In accordance with Section 148(8) of the Companies Act, 1963 and Section 7(1A) of the Companies (Amendment) Act, 1986, the Bank is availing of the exemption of presenting its individual income statement to the Annual General Court and from filing it with the Registrar of Companies. The Bank's profit after tax for the twelve month period ended 31 December 2010 determined in accordance with IFRS is €1,248 million. The loss after tax determined in accordance with IFRS for the nine month period ended 31 December 2009 was €1,861 million.

53    RELATED PARTY TRANSACTIONS

The Bank is a corporation established in Ireland in 1783 under Royal Charter with a primary listing on the Irish Stock Exchange and a premium listing on the London Stock Exchange.

In the US the Bank's ordinary stock is traded on the New York Stock Exchange in the form of American Depository Shares (ADSs), each ADS representing the right to receive four units of ordinary stock and evidenced by American Depository Receipts (ADRs).

A number of banking transactions are entered into between the Bank and its subsidiaries in the normal course of business. These include loans, deposits and foreign currency transactions; the volumes outstanding at the year end are set out in notes 26 and 37.

(a)   Irish Government

During the twelve month period ended 31 March 2009, the Irish Government initially became a related party of the Bank through both the Bank's participation in the Government Guarantee Scheme and the 2010 recapitalisation of the Bank by the NPRFC. Between February 2010 and June 2010, the Government took ownership of 36% of the units of ordinary stock in the Bank through:

•
the receipt, in ordinary stock, of the dividend due on 20 February 2010 on the 2009 Preference Stock;

•
the NPRFC placing; and

•
the NPRFC subscription to the Bank's rights issue.

Details of individually or collectively significant transactions with the Irish Government and entities under its control or joint control are set out in note 54.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

53    RELATED PARTY TRANSACTIONS (Continued)

(b)   Associates and joint ventures

The Group provides and receives from its associates and joint ventures certain banking and financial services on similar terms to third party transactions which are not material to the Group. These include loans, deposits and foreign currency transactions; the volumes outstanding at the year end are set out in notes 26 and 37.

Where appropriate under tax rules, the Group claims from or surrenders tax losses to its associates and joint ventures. In these cases, payment, equal to the value of the losses claimed or surrendered, is made to or received from the associate and joint venture concerned.

(c)   Pension funds

The Group provides a number of normal banking and financial services to various pension funds operated by the Group for the benefit of its employees (principally to the Bank of Ireland Staff Pensions Fund (BSPF)), which are conducted on similar terms to third party transactions and which are not material to the Group. Further details on retirement benefit obligations are set out in note 44.

The Group occupies a number of premises owned by the Group's various pension schemes; the total value of these properties at 31 December 2010 is €25 million (31 December 2009: €25 million).

The total rental income paid to the Group's pension scheme during the twelve month period ended 31 December 2010 was €2.1 million (nine month period ended 31 December 2009: €1.6 million).

The pension scheme assets included Bank of Ireland stock amounting to €2 million at 31 December 2010 (31 December 2009: €3 million).

During the twelve month period ended December 2010, fees of €5.1 million (nine month period ended 31 December 2009: €3.8 million) were paid to the Group by the BSPF.

At 31 December 2010 €2,825 million (31 December 2009: €2,604 million) of the BSPF assets were managed by Bank of Ireland Asset Management Limited (BIAM) and Bank of Ireland Security Services (BoISS) acted as custodian for these assets. As set out in note 62, BIAM was sold to State Street Global Advisors (SSGA) in January 2011. The pension scheme assets continue to be managed by SSGA. The sale of BoISS to Northern Trust was announced in February 2011. Northern Trust will continue to act as custodian for these assets.

At 31 December 2010 €9 million (31 December 2009: €6 million) of the BSPF assets were managed by Paul Capital Investments LLC.

(d)   Transactions with Key Management Personnel

The following information is presented in accordance with the Companies Act 1990 (as amended by the Companies (Amendment) Act 2009). For the purposes of the Companies Act disclosures, Directors means the Court of Directors and any past Directors who were Directors during the relevant period. For the purposes of IAS 24: Related Party Disclosures, key management personnel (KMP) comprise the Directors of the Court, the members of the Group Executive Committee (GEC), the Group Secretary and any past KMP who was a KMP during the relevant period. In addition to the Executive Directors, the GEC comprises the Group Chief Governance Risk Officer, the Chief Credit and Market Risk Officer, the Head of Group HR and the Head of Group Manufacturing.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

53    RELATED PARTY TRANSACTIONS (Continued)

Directors' emoluments are set out in the Directors Information on note 59 and details of compensation paid to key management personnel are provided below.

(i)    Loans to Directors

Companies Acts disclosure Loans	Balance as at 1 January 2010(2) €'000	Balance as at 31 December 2010(2) €'000	Aggregate maximum amount outstanding during the 12 months ended 31 December 2010**† €'000
Current Directors
R Boucher
Mortgage total	235	206	235
Other loans total*	708	687	732
Credit card total	3	1	15

Total	946	894	982

T Considine
Credit card total	1	1	3

Total	1	1	3

D Crowley
Mortgages total	614	496	614
Other loan total	18	10	18
Credit cards total(1)*	14	15	26
Current accounts total(1)	—	—	2

Total	646	521	660

D Donovan
Credit card total	—	—	2

Total	—	—	2

P Haran
Mortgage total	120	105	120
Credit card total	2	—	2

Total	122	105	122

J Kennedy
Mortgages total	1,301	776	1,301
Other loan total	98	—	98
Credit card total	—	—	2
Current account total	—	—	4

Total	1,399	776	1,405

*
Currency converted at 31 December 2009 rate, 31 December 2010 rate and average rate for the twelve month period.

(1)
On terms similar to those available to staff generally.

(2)
Balance includes principal and interest.

**†
Items explained on page F-145.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

53    RELATED PARTY TRANSACTIONS (Continued)

Companies Acts disclosure Loans	Balance as at 1 January 2010(2) €'000	Balance as at 31 December 2010(2) €'000	Aggregate maximum amount outstanding during the 12 months ended 31 December 2010**† €'000
H A McSharry
Mortgages total	120	92	120
Credit card total	5	1	8

Total	125	93	128

P Molloy
Other loan total	500	127	500
Credit card total(1)	7	15	15

Total	507	142	515

J O' Donovan
Credit card total(1)	2	1	6

Total	2	1	6

J Walsh
Credit card total	1	1	3
Current account total	—	—	28

Total	1	1	31

P Kennedy
Mortgages total	4,666	5,078	5,078
Credit card total	7	3	7
Current account total	—	—	175

Total	4,673	5,081	5,260

Past Directors
D McCourt
Mortgage total	348	348	348
Other loans total	45	79	79
Credit card total	3	3	3

Total	396	430	430

T Neill
Credit card total	3	—	3

Total	3	—	3

(1)
On terms similar to those available to staff generally.

(2)
Balance includes principal and interest.

**†
Items explained on page F-145.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

53    RELATED PARTY TRANSACTIONS (Continued)

All Directors have other transactions with the Bank. The nature of these transactions includes investments, pension funds, deposits, life assurance and current accounts with credit balances. The balances on these accounts are included in the aggregate figure for deposits on page F-144.

Other than as indicated, all loans to Directors are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectability or present other unfavourable features.

There are no provisions or expenses in respect of any failure or anticipated failure to repay any of the above loans or interest thereon. There is no interest which having fallen due on the above loans has not been paid.

D Holt, R Hynes and P O'Sullivan had no loans with the Group during the twelve month period ended 31 December 2010.

(ii)   Loans to connected persons on favourable terms

	Balance as at 31 December 2010 €'000	Maximum amounts outstanding during the 12 months ended 31 December 2010**† €'000	Number of persons as at 31 December 2010
Connected Persons(1) of the following Directors:
D Crowley	1	4	1
P Molloy	2	8	2

(1)
Item explained on Page F-144.

The above arrangements are on favourable terms similar to those available to staff generally.

(iii) Loans to connected persons—Central Bank licence condition disclosures

On 11 August 2009 the Central Bank, imposed a licence condition (the condition) on the Bank under the Central Bank Act 1971, requiring disclosure in the annual audited financial statements of details of:

(a)
the aggregate amount of lending to all connected persons, as defined in Section 26 of the Companies Act 1990 and

(b)
the aggregate maximum amount outstanding during the period for which those financial statements are being prepared.

Disclosure of such loans is only required where a Director is appointed or re-appointed after the date of imposition of the condition. Disclosure is also subject to certain de minimis exemptions and to exemptions for loans relating to principal private residences where the total of such loans to an individual connected person do not exceed €1 million.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

53    RELATED PARTY TRANSACTIONS (Continued)

At the Annual General Court on 19 May 2010, all Directors (except for J Walsh and T Considine) retired. D McCourt and T Neill did not offer themselves for re-election. The Governor was elected and all other Directors (except for J Walsh and T Considine) were re-elected on that date.

The following information is presented in accordance with the condition as defined above:

	Balance as at 31 December 2010 €'000	Maximum amounts outstanding during the 12 months ended 31 December 2010**† €'000	Number of persons as at 31 December 2010
Connected Persons(1) of the following Directors:
Persons connected to P Molloy	640	35,195	1
Persons connected to H A McSharry	264	530	1
Persons connected to P Kennedy	2,109	2,183	1

(1)
Connected persons of Directors are defined by Section 26 of the Companies Act 1990 as the Director's spouse, parent, brother, sister, child, a trustee where the beneficiaries of the trust are the director, his spouse, children or a company which the Director controls, or a company controlled by the director or a person in partnership within the meaning of the Partnership Act 1890.

**†
Items explained on page F-145.

(iv)  Key management personnel (KMP)—loans and deposits (IAS 24)

Key management personnel including Directors hold products with Group companies in the ordinary course of business. All loans to non-executive Directors are made in the ordinary course of business on substantially the same terms (except as indicated by(1) on page F-142), including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and do not involve more than the normal risk of collectability or present other unfavourable features. Loans to key management personnel other than non-executive Directors are made on terms similar to those available to staff generally and / or in the ordinary course of business on normal commercial terms.

The aggregate amounts outstanding and the number of KMP concerned, in respect of all loans, quasi-loans and credit transactions between the Bank and its key management personnel, as defined above, including members of their close families and entities influenced by them together with the disclosure of the year end balances and maximum amounts outstanding during the year are shown in the table below:

IAS 24 Disclosure

2010 Key Management Personnel	Balance as at 1 January 2010 €'000	Balance as at 31 December 2010 €'000	Maximum amounts outstanding during the 12 months ended 31 December 2010**† €'000	Total number of KMP as at 1 January 2010	Total number of KMP as at 31 December 2010
Loans	10,458	13,999	17,055	22	20
Deposits	20,519	17,353	39,696	26	22

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

53    RELATED PARTY TRANSACTIONS (Continued)

2009 Key Management Personnel	Balance as at 1 April 2009 €'000	Balance as at 31 December 2009 €'000	Maximum amounts outstanding during the 9 months ended 31 December 2009**† €'000	Total number of KMP as at 1 April 2009	Total number of KMP as at 31 December 2009
Loans	9,301	10,458	11,551	20	22
Deposits	17,991	20,519	32,584	21	26

†
These figures include credit card exposures at the maximum statement balance. In all cases key management personnel have not exceeded their approved limits. The maximum approved credit limit on any credit card held by key management personnel is €30,000.

**
The maximum amount outstanding was calculated using the maximum balance on each account. The single highest maximum outstanding liability during the twelve month period ended 31 December 2010 for any member of key management personnel and their close family did not exceed €4.2 million. In some cases with investment type products (i.e. funds based products, life assurance and other policies) the maximum balance amounts were not available and the greater of the balance at the start of the period and the balance at the end of the period has been included as the maximum balance amount. While the closing balance includes interest accrued and interest paid, the maximum balance includes interest paid.

The comparative figure for deposits at 31 December 2009 has been adjusted from €20.514 million to €20.519 million. This arises as a result of a recalculation of the value of a life assurance product.

KMP have other protection products with the Bank. The nature of these products includes mortgage protection, life assurance and critical illness cover. It also includes general insurance products which are underwritten by a number of external insurance companies and for which the Bank acts as an intermediary only. None of these products has any encashment value at 31 December 2010.

Included in the above figures are loans to key management personnel (other than non-executive Directors) and close family members of KMP on terms similar to those available to staff generally, amounting to €1.673 million, (31 December 2009: €1.881 million).

There are no provisions or expenses in respect of any failure or anticipated failure to repay any of the above loans or interest thereon.

Guarantees amounting to €0.88 million at 31 December 2010 (nine month period ended 31 December 2009: €1.14 million) in favour of the Group have been entered into by two Directors and the Group has entered into guarantees in favour of one Director amounting to €0.05 million at 31 December 2010 (nine month period ended 31 December 2009: €0.08 million). The Group has entered into a guarantee in favour of a business entity of one Director amounting to €0.8 million which is backed by collateral in the form of a cash deposit amounting to €0.8 million (nine month period ended 31 December 2009: €0.8 million). Two guarantees by the Group amounting to €0.04 million at 31 December 2009, in favour of a Director and the connected person of a Director, were cancelled in March 2010. There were no calls on these guarantees during the periods ended 31 December 2009 and 31 December 2010. There have been no further

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

53    RELATED PARTY TRANSACTIONS (Continued)

guarantees entered into, either in favour of the Group or in favour of KMP / Directors at 31 December 2010.

(v) Compensation of key management personnel	Year ended 31 December 2010 €'000	9 months ended 31 December 2009 €'000
Remuneration
Salaries and other short term benefits(1)	6,102	5,591
Post employment benefits(2)	(685)	2,039
Payment in lieu of notice	—	412

Total remuneration before amounts waived	5,417	8,042
Amounts waived(3)	(294)	(237)

	5,123	7,805

(1)
Comprises gross salary, fees, cash in lieu of pension, car allowance and other short term benefits paid in the period. In the nine month period ended 31 December 2009, a bonus was paid to only one individual in line with their contractual position. This individual was not an executive director.

(2)
This comprises Employer contributions paid to pension funds. In addition in April 2010, the Group CEO, R. Boucher, voluntarily waived his contractual option to retire at 55 on a pension without actuarial reduction. This figure includes an amount in respect of this change.

(3)
The Executive Directors and members of the GEC who were in office on 1 May 2009 agreed to waive an amount equal to at least 10% of their salary until 31 December 2011.

54    SUMMARY OF RELATIONS WITH THE IRISH GOVERNMENT

Throughout the twelve month period ended 31 December 2010 and the nine month period 31 December 2009, the Irish Government, through both the Group's participation in the Government Guarantee Schemes and the investment by the NPRFC in the ordinary stock and the 2009 Preference Stock of the Bank, is a related party of the Group.

(a)   The Credit Institutions (Stabilisation) Act, 2010

The Credit Institutions (Stabilisation) Act, 2010 (the Stabilisation Act) was signed into law on 21 December 2010. The Stabilisation Act provides for extensive powers to recapitalise and restructure the Irish banking system. It automatically applies to all bodies who have received financial support from the State and hence it applies to the Group. The Group has not been subject to any orders under the Act to date. Under the Stabilisation Act, the Directors owe certain duties to the Minister namely: the facilitation of credit in the economy of the State; to protect the interests of the State under the Guarantee under the Credit Institutions (Financial Support) Act 2008; to protect the interest of taxpayers; to restore confidence in the banking sector; and to align the interests of Directors with the public interest and the other purposes of the Act.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

54    SUMMARY OF RELATIONS WITH THE IRISH GOVERNMENT (Continued)

The Stabilisation Act provides a number of new powers to the Minister for Finance (the Minister) including the following:

(i)    Direction orders:    A proposed direction order can be made by the Minister in order to prevent or remedy an imminent breach of the regulatory capital requirements applicable to a relevant financial institution or to enable it to meet the regulatory capital targets set by the Central Bank. Where such an order is made it may require the relevant financial institution to: issue shares to the Minister or another person nominated by him on terms and conditions and for a consideration determined by the Minister; apply for the de-listing of the relevant financial institution's shares or the suspension of that listing; increase the authorised share capital of the relevant financial institution; and make a specified alteration to the Memorandum or Articles of Association—irrespective of the rights of shareholders and of pre-emption rights.

(ii)    Special management orders:    A proposed special management order enables a special manager, appointed by the Minister, to take control of a relevant financial institution for up to six months. The special manager is tasked with maintaining the relevant financial institution as a going concern with a view to preserving and restoring the financial position of the relevant financial institution and he/she has the power to sell any or all of the assets or liabilities of the financial institution. The effect of the appointment of the special manager is to prevent any insolvency proceedings (winding up, receivership, examinership) from being instituted. The powers of a general meeting can be taken over entirely by the special manager, and all functions vested in Directors will vest in the special manager. While a special manager is in place the relevant financial institution may not convene or hold any general meeting, the rights and powers of shareholders and members are suspended, and no derivative actions may be brought by members. A special manager may remove Directors and officers as well as employees and consultants.

(iii)    Subordinated liabilities orders:    The Stabilisation Act also gives the Minister power to make proposed subordinated liabilities orders which can enable the postponement, termination, suspension or modification of rights, liabilities, terms and any obligations associated with subordinated liabilities including: payment of interest; payment of principal; due date; applicable law; declaration of events of default, and enforcement issues. In making such an order the Minister can take into account issues such as the amount of indebtedness of a financial institution relative to its assets; the extent of financial support already provided to the financial institution by the State; the level of equity investment in the financial institution by the State; the viability of the financial institution in the absence of financial support; the present and likely future ability to raise equity capital from market sources; and the effectiveness of liability management exercises undertaken by that financial institution in respect of its subordinated liabilities.

When making an order the Minister may also arrange for the granting of equity interests to creditors affected by a subordinated liabilities order. Where the Minister has made a subordinated liabilities order no winding up proceedings can be instituted by a subordinated creditor, on the grounds that the relevant financial institution has failed to honour the terms of a subordinated liability.

(iv)    Transfer orders:    The Minister is empowered to make proposed transfer orders in respect of the assets or liabilities of a relevant financial institution. The legislation also enables the Minister to provide a financial incentive (a payment, loan, guarantee or other financial assistance) to any persons to become a transferee of assets or liabilities. Under the Act the rights and liabilities of the transferor move to the transferee. If a transfer order includes foreign assets the transferor and transferee are obliged to do all in

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

54    SUMMARY OF RELATIONS WITH THE IRISH GOVERNMENT (Continued)

their power to give effect to the transfer or assignment. Where foreign law does not permit the transfer or assignment of an asset or liability the transferor is subject to duties, obligations and liabilities as nearly corresponding to those of a trustee in relation to the assets or liability.

In the case of each of the orders described above, the High Court must approve a proposed order made by the Minister. The relevant financial institution may be consulted unless there are exceptional circumstances, including an imminent threat to the financial stability of the relevant financial institution, an imminent threat to the financial stability of the State or the Minister has reasonable grounds to believe that confidentiality relating to the proposed order would not be maintained. The relevant financial institution has five days, following the making of an order, to contest it in the High Court but can do so only on the grounds of unreasonableness or that there is a manifest error of law in the order. In each instance the discretion of the High Court to set aside or vary the order is severely limited.

(v)    Company Management Powers:    The Stabilisation Act gives the Minister extensive powers in respect of Directors, senior management, and the governance of a relevant financial institution through its members in general meetings. These powers apply irrespective of whether any of the orders listed above is in place. The Minister is given the power to remove a director, officer or employee of a relevant financial institution without the need for notice or (in the case of a director) approval by any board or general meeting. The Minister is also given the power to appoint any person to the board of a relevant financial institution irrespective of the provisions of the memorandum or articles of association of the relevant company.

There is no requirement for approval by a general meeting or a board of any action taken by the Minister pursuant to the Act.

Under the Stabilisation Act, the Directors have a duty to have regard to certain matters, namely: the facilitation of credit in the economy of the State; to protect the interests of the State under the Guarantee under the Credit Institutions (Financial Support) Act 2008; to protect the interest of taxpayers; to restore confidence in the banking sector; and to align the interests of Directors with the public interest and the other purposes of the Act. The duty is owed to the Ministers on behalf of the State and takes priority over any other duty of the Directors to the extent of inconsistency.

The Stabilisation Act also enables the Minister to impose a series of requirements on relevant financial institutions including: provision of information on the rights and liabilities of the relevant financial institutions for the purposes of making a subordinated liabilities order; provision of information concerning assets and liabilities in order to facilitate a transfer order; to make a specified application to a specified authority or person on terms specified by the Minister; to suspend a specified activity for a specified period (not exceeding 6 months); to draw up or amend one or more restructuring plans; and to change the management of the relevant financial institution by taking steps to restructure its executive management responsibilities.

(vi)    Miscellaneous Powers:    When providing financial support facilitated by the Stabilisation Act, the Minister is entitled to impose terms and conditions which any other provider of financial support would be entitled to impose.

The Competition Act does not apply insofar as any issue of share capital under an order is in respect of the four key powers.

The Stabilisation Act disapplies any consequence that would have followed from the making of any order under the Stabilisation Act, including, for example: the occurrence of an event of default; an obligation to

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

54    SUMMARY OF RELATIONS WITH THE IRISH GOVERNMENT (Continued)

repay money; the triggering of any mandatory repayment event; an obligation to return collateral or the imposition of any condition on the relevant agreement.

The Stabilisation Act enables the Minister, having consulted the Governor of the Central Bank, to make an order declaring that a relevant financial institution shall not be taken to be a relevant financial institution during a specified period if the making of such an order: provides assurance required to promote the financial stability of the relevant financial institution; removes or reduces the likelihood of further state investment in the financial institution; facilitates the return to normal operations of the financial institution; facilitates the return to normal operations of the banking sector generally; facilitates the acquisition of an interest in that financial institution by a person other than the State where the Minister believes that such an acquisition will contribute to the prior objectives.

The Stabilisation Act enables the Minister to express, in writing, an intention in relation to the future exercise, in respect of a relevant financial institution, of his or her powers under the Act. The expression of intention shall be to the effect that, if specified circumstances exist, the Minister does not intend to exercise the powers or a specified power conferred by the Act in relation to the relevant financial institution.

The provisions of the Stabilisation Act have effect notwithstanding (1) the Companies Acts, (2) any other rule of law or equity, (3) any code of practice, (4) the Listing Rules, (5) the Bye-Laws or (6) any agreement. In addition, Section 46 provides that nothing that needs to be done to make effective any order or direction of the Minister shall require any shareholder resolution.

To date, the following orders have been made under the Stabilisation Act:

•
In December 2010, the High Court issued a direction order directing Allied Irish Banks plc (AIB) to issue immediately approximately €3.7 billion (net of expenses) of new equity capital to the National Pensions Reserve Fund Commission.

•
In February 2011, the High Court issued two transfer orders facilitating the immediate transfer of the deposit books and corresponding assets of Anglo Irish Bank Corporation Limited (Anglo) and Irish Nationwide Building Society (INBS) to Allied Irish Banks plc and Irish Life & Permanent plc (ILP) respectively. Certain employees who dealt with the deposit taking activities in Anglo and INBS also transferred to the acquiring banks.

•
In April 2011, the High Court issued a Subordinated Liability Order (SLO) in relation to AIB. The SLO will amend certain subordinated debt coupon terms and maturity dates and permit the purchase by AIB of debt instruments.

Central Bank and Credit Institutions (Resolution) Bill

On 28 February 2011 the Central Bank and Credit Institutions (Resolution) Bill (the Resolution Bill) was published. This draft legislation is expected to eventually supersede the Stabilisation Act.

Under the new Resolution Bill the Central Bank will receive the authority to take over, run and break up troubled financial institutions (domestic and foreign, including IFSC banks), as it seeks to minimise the cost of a bank failure for taxpayers (this power rests with the Minister for Finance under the Stabilisation Act until the end of 2012). A special resolution fund is also to be set up, with a levy to be placed on banks to cover the cost of the Central Bank assuming control of a financial institution. The Central Bank will also receive the power to make an application to the High Court to appoint a special manager to run troubled

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

54    SUMMARY OF RELATIONS WITH THE IRISH GOVERNMENT (Continued)

banks and is also allowed to remove any staff, Directors or consultants. It can also create 'bridge banks' to take control of deposits and loans of a failed financial institution pending their transfer to another bank. The introduction of the new Resolution Bill could have a significant adverse impact on the Group's operations.

(b)   Guarantee schemes

Credit Institutions (Financial Support) Scheme 2008

Under this scheme, the Irish Government guaranteed relevant deposits and debt securities raised by Irish covered financial institutions(1). The Group entities participating in the Scheme were the Governor and Company of the Bank of Ireland, Bank of Ireland Mortgage Bank, ICS Building Society and Bank of Ireland (IOM) Limited.

(1)
Defined on page F-155.

The Credit Institutions (Financial Support) Scheme 2008 (the CIFS Scheme) and the CIFS guarantee expired on 29 September 2010.

Total fees paid under the CIFS Scheme amounted to €68 million for the twelve month period ended 31 December 2010 (€105 million for the nine month period to 31 December 2009).

Credit Institutions (Eligible Liabilities Guarantee) Scheme

On 11 January 2010, the four Group entities participating in the CIFS Scheme were accepted into the Irish Government's Eligible Liabilities Guarantee Scheme (the ELG Scheme). On 21 July 2010, Bank of Ireland (UK) plc was also accepted into the ELG Scheme.

The purpose of the ELG Scheme was to update and revise the guarantee under the CIFS Scheme. The ELG scheme provides a guarantee for relevant customer deposits and provides flexibility to issue certain debt securities in both un-guaranteed and guaranteed form (up to a maximum maturity of 5 years).

Eligible liabilities include:

•
deposits to the extent not covered by deposit protection schemes in Ireland or any other jurisdiction;

•
senior unsecured certificates of deposit;

•
senior unsecured commercial paper;

•
other senior unsecured bonds and notes; and

•
other forms of senior unsecured debt which may be specified by the Minister, consistent with EU State aid rules and the EU Commission's Banking Communication, and subject to prior consultation with the EU Commission.

Dated subordinated debt and covered bonds are not guaranteed under the ELG Scheme.

The ELG Scheme is approved by the European Commission until 30 June 2011 (debt securities and deposits issued under the ELG Scheme prior to 30 June 2011 will be covered up to maturity, subject to a maximum maturity of five years). In advance of the 30 June 2011 expiry date, the ELG Scheme will be subject to a further review by the European Commission. Arising from this review, the European Commission could require the amendment or cessation of the ELG Scheme.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

54    SUMMARY OF RELATIONS WITH THE IRISH GOVERNMENT (Continued)

A fee is payable in respect of each liability guaranteed under the ELG Scheme. This amounted to €275 million for the twelve month period ended 31 December 2010 (€nil for the nine month period to 31 December 2009). Refer to note 4.

At December 2010, €39.3 billion of customer deposits and wholesale funding (excluding subordinated liabilities) continue to be covered under the ELG Scheme.

European Communities (Deposit Guarantee Schemes) Regulations, 1995

Under the European Communities (Deposit Guarantee Schemes) Regulations, 1995 (the 'Deposit Protection Scheme') as amended by the Irish Government on 20 September 2008, deposits of up to €100,000 per depositor per licensed financial institution regulated by the Central Bank are guaranteed.

This Scheme covers:

•
current accounts;

•
demand deposit accounts; and

•
term deposit accounts.

A contribution is required from each credit institution at a level of 0.2% per annum of eligible deposits held at all branches of the credit institution.

(c)   2009 Preference Stock

On 31 March 2009, 3.5 billion units of 2009 Preference Stock and warrants were issued to the NPRFC.

The application of the €3.5 billion proceeds of 2009 Preference Stock and warrants was as follows; €35 million to capital stock, €3,317 million to stock premium and €148 million to other equity reserves (€50 million core tranche warrants (cancelled in May 2010), €60 million secondary tranche warrants (cancelled in May 2010) and €38 million of transaction expenses). Of the €38 million in transaction expenses, €30 million was paid to the NPRFC.

See page F-153 for information on the subsequent changes to the 2009 Preference Stock and the cancellation of the warrants.

The terms and conditions attaching to the 2009 Preference Stock are outlined below:

The 2009 Preference Stock is perpetual.

The 2009 Preference Stock originally entitled the NPRFC to receive a non-cumulative cash dividend at a fixed rate of 8 per cent of the issue price per annum (increased to 10.25 per cent on 19 May 2010), payable annually in arrears on 20 February at the discretion of the Bank. If a cash dividend is not paid by the Bank, the Bank shall issue units of ordinary stock to the NPRFC to be settled on a day determined by the Bank, in its sole discretion, provided that this must occur no later than the day on which the Bank subsequently redeems or repurchases or pays a dividend on the 2009 Preference Stock or any class of capital stock. The number of units of ordinary stock that the Bank would be required to issue in the event of non-payment of a cash dividend is calculated by dividing the amount of the unpaid dividend by the Thirty Day Average Price(1).

(1)
Defined on page F-156.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

54    SUMMARY OF RELATIONS WITH THE IRISH GOVERNMENT (Continued)

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

The 2009 Preference Stock ranks ahead of ordinary stock as regards dividends and the repayment of premium on the ordinary stock on a winding up or other return of capital of the Bank. It ranks pari passu as regards dividends with other stock or securities which constitute Core tier 1 capital of the Bank (other than ordinary stock and other than dividends to Non-controlling Interests).

The 2009 Preference Stock is transferable in minimum lots of 50,000 units. If transferred to a person who is not a Government Entity(1), it will cease to carry any voting rights or the right to appoint Directors to the Court referred to below.

(1)
Defined on page F-155.

The 2009 Preference Stock may be repurchased at the option of the Bank, in whole or in part, at a price per unit equal to the issue price of €1.00 per unit within the first five years from the date of issue and thereafter at a price per unit of €1.25, provided in either case that the consent of the Central Bank to the repurchase of the 2009 Preference Stock is obtained. The 2009 Preference Stock is not capable of being repurchased if it would breach or cause a breach of Irish banking capital adequacy requirements from time to time applicable to the Bank subject to regulatory approval. The Bank may only redeem the 2009 Preference Stock in accordance with company law, and with the approval of the Central Bank, out of profits available for distribution or the proceeds of a fresh issue of stock or an issue of securities treated by the Central Bank as constituting core tier 1 capital.

If the ordinary stock to be issued in the event of non-payment of cash dividends on the 2009 Preference Stock is not settled on the dividend payment date to which it relates, the NPRFC is entitled to exercise the voting rights of that as yet unissued ordinary stock from the dividend payment date (although such voting rights will have no effect on the Bank's unfettered discretion in respect of (i) the payment of dividends on the 2009 Preference Stock or any other securities of the Bank ranking pari passu with, or junior to, the 2009 Preference Stock or the issuance of ordinary stock in the event of non-payment of cash dividends on the 2009 Preference Stock; or (ii) the redemption or repurchase of the 2009 Preference Stock or any other securities of the Bank ranking pari passu with, or junior to, the 2009 Preference Stock).

The 2009 Preference Stock held by the NPRFC carries the right to 'top-up' the NPRFC's total voting rights to 25% of the total voting rights on any resolution proposed at a General Court in relation to the appointment or removal of a Director of the Bank or any resolutions to approve a change of control of the Bank (being a change in the holding of more than 50% of the voting stock of the Bank or of substantially all of the Bank's business and assets) where the NPRFC's ordinary voting rights through its holding of Ordinary Stock (or other securities issued in future) falls below this level. This entitlement applies to the NPRFC for so long as it holds any units of 2009 Preference Stock.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

54    SUMMARY OF RELATIONS WITH THE IRISH GOVERNMENT (Continued)

While the NPRFC or a Government Entity holds the 2009 Preference Stock the implementation of any existing, or the adoption of any proposed, Capital Stock Resolution(1) shall be subject to the prior written consent of the Minister for Finance.

(1)
Defined on page F-155.

In connection with the investment by the NPRFC the Bank agreed to implement a Banks Customer Package, including:

(a)
Increasing credit capacity to SME and first-time buyers.

(b)
Establishing an environmental and clean energy and innovation fund.

(c)
Complying with new codes of practice in relation to lending to SME and mortgage arrears.

(d)
Engaging with the Central Bank in relation to improving customer communications and financial education.

(e)
Participating in an independent review of credit availability.

(f)
Working with the IDA, Enterprise Ireland and with State agencies to ensure the supply of appropriate finance to contractors engaged on major projects sponsored by those agencies.

(g)
Providing additional funds for venture capital.

(h)
Ensuring prompt payment arrangements in future customer contracts.

During the twelve month period ended 31 December 2010 a number of changes took place in relation to the 2009 Preference Stock, as set out below.

(i)    Dividend

In February 2010, the Bank issued to the NPRFC 184,394,378 units of ordinary stock, being the number of units equal to the aggregate cash amount of the 2010 dividend on the 2009 Preference Stock, of €250.4 million, divided by the Thirty Day Average Price. This equated to a share price of €1.3582. This increased the units of ordinary stock of the Bank in issue at that date to 1,188,611,367.

The 2011 dividend on the 2009 Preference Stock was paid in cash to the NPRFC on 21 February 2011. Further information on this is outlined in note 62.

(ii)   NPRFC Placing

As described in more detail in note 48, the NPRFC subscribed for 575,555,556 units of ordinary stock at a price of €1.80 per unit of ordinary stock (being the closing price on 23 April 2010). The consideration for the NPRFC's subscription was the conversion of 1,036,000,000 units of 2009 Preference Stock (at their subscription price of €1.00 per unit of 2009 Preference Stock) to units of ordinary stock. The ordinary stock issued pursuant to the NPRFC Placing was eligible for participation in the Rights Issue as if such ordinary stock was held on the Record Date (17 May 2010).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

54    SUMMARY OF RELATIONS WITH THE IRISH GOVERNMENT (Continued)

(iii) Rights issue

The NPRFC took up its rights in respect of its holding of ordinary stock. The consideration for the take up of its rights in respect of the NPRFC Coupon ordinary stock and its holding of ordinary stock as a result of the NPRFC Placing was the conversion of 626,958,696 units of 2009 Preference Stock at their subscription price of €1.00 each to 1,139,924,901 units of ordinary stock at the rights Issue Price of €0.55 per unit of ordinary stock.

(iv)  Fees

Fees paid to the NPRFC in relation to these transactions referred to (ii) and (iii) amounted to €52 million.

(v)   Shareholding

As set out in note 48 and as a result of (i), (ii) and (iii) above, the Government obtained a 36% interest in the ordinary stock of the Bank during the twelve month period ended 31 December 2010 but had its warrants cancelled and its holding of 2009 Preference Stock reduced. As a result the NPRFC's holding of 2009 Preference Stock reduced from 3,500,000,000 units to 1,837,041,305 units during the twelve month period ended 31 December 2010.

(vi)  Coupon and voting rights

As part of the Government's participation in the 2010 recapitalisation of the Bank, the rights attaching to the 2009 Preference Stock were amended to increase the non-cumulative dividend to a fixed rate of 10.25% (from 8% previously) of the issue price per annum, payable annually in arrears at the discretion of the Bank.

As the holder of the units of 2009 Preference Stock the NPRFC currently has the right to directly appoint 25% of the directors of the Bank (such 25% to include any directors nominated by the Minister for Finance pursuant to the CIFS Guarantee Scheme) where the total number of Directors is 15 or less, or four Directors where the total number of Directors is 16, 17 or 18. The tabling of any resolution at a General Court of the Bank to alter the capital structure of the Group requires the prior approval in writing of the Minister for Finance. These rights apply in full for so long as the NPRFC or any Government Preference Stockholder holds any units of 2009 Preference Stock and they are not reduced in line with any reduction in the number of units of 2009 Preference Stock held.

The Warrants

The Bank also entered into a warrant instrument on 31 March 2009 pursuant to which the Bank issued 334,737,148 warrants to the NPRFC. These warrants were cancelled in return for the payment of €491 million in cash by the Bank to the NPRFC. For further information please refer to note 47 and note 48.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

54    SUMMARY OF RELATIONS WITH THE IRISH GOVERNMENT (Continued)

Defined terms

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

Control Resolution

A resolution of those Stockholders who are entitled to so vote for the approval of any agreement or transaction (including a merger) whereby, or in consequence of which, Control of the Bank, or substantially all of the Bank's business, is or may be acquired by any person or persons (excluding any government concert party) acting in concert and which for the avoidance of doubt shall include any resolution to approve a scheme of arrangement pursuant to section 201 of the Companies Act 1963 pursuant to which a takeover of the Bank (within the meaning of the Irish Takeover Panel Act 1997 Takeover Rules (as amended, replaced or substituted from time to time)) would be effected or approved or a merger or division of the Bank pursuant to European Communities (Mergers And Divisions of Companies) Regulations, 1987 (Statutory Instrument 137 of 1987) or a merger of the Bank pursuant to European Communities (Cross-Border Mergers) Regulations 2008 (Statutory Instrument 157 of 2008);

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

Minister for Finance

The Minister for Finance of Ireland;

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

54    SUMMARY OF RELATIONS WITH THE IRISH GOVERNMENT (Continued)

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

Institutional Placing

The placing of ordinary stock with institutional investment (but excluding the NPRFC);

NPRFC Placing

The placing of ordinary stock with the NPRFC;

Existing Stock

The units of ordinary stock in issue as at 31 December 2010.

(d)   National Asset Management Agency (NAMA)

Please refer to note 27 for details on NAMA.

(e)   National Asset Management Agency Investment Limited (NAMAIL)

On 30 March 2010, the Group, through its wholly-owned subsidiary New Ireland Assurance Company plc, acquired 17 million B shares in NAMAIL, corresponding to one-third of the 51 million B shares issued by NAMAIL. The balance of the B shares were acquired in equal proportion by Irish Life Assurance and major pension and institutional clients of AIB Investment Managers. The cost to the Group of acquiring these B shares was €17 million. NAMAIL have also issued 49 million A shares to NAMA. As a result the Group holds 17 per cent of the total ordinary share capital of NAMAIL. NAMAIL is a holding company and its subsidiaries include the entities to which NAMA Participating Institutions transfer Eligible Bank Assets and which issue the NAMA senior bonds and NAMA subordinated debt as consideration for those assets.

The A shares and B shares generally rank equally, except as otherwise provided in the Articles of Association of NAMAIL. NAMA may appoint up to six Directors to the board of NAMAIL. In total, the B shareholders may also jointly appoint up to six Directors. As holder of the A shares, NAMA has veto rights in relation to: the declaration of dividends; the appointment or removal of Directors; the exercise of voting rights in respect of any subsidiary of NAMAIL and the appointment of a Chairman. In addition NAMA can veto any actions by NAMAIL, which NAMA considers in any manner to be inconsistent with its objectives. A holder of the B shares may not sell the shares without the consent of NAMA.

A discretionary non-cumulative dividend on the capital invested may be paid on an annual basis and this is limited to the yield on ten year Irish government bonds. On a winding-up, the return on B shares is capped

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

54    SUMMARY OF RELATIONS WITH THE IRISH GOVERNMENT (Continued)

at 110 per cent of the capital invested, (€18.7 million in the case of the Group), and the maximum loss that may be suffered is limited to the original amount invested (€17 million in the case of the Group).

The Group had no involvement with NAMAIL prior to 30 March 2010.

(f)    Indemnity on Ministerial Guarantee

On 23 December 2010, the Bank entered into a facility deed (the deed) with the Central Bank. This provides for an uncommitted facility to the Group, guaranteed by the Minister for Finance up to a maximum amount of €10 billion or such increased amount as the Central Bank may, in its absolute discretion determine. Its initial term was one month from the date of execution, which has been extended for a further three month period to 23 April 2011. In entering into the deed, the Bank entered into a counter indemnity agreement with the Minister for Finance. This agreement, dated 23 December 2010, indemnifies the Minister for Finance in respect of any payments made by him under the guarantee in favour of the Central Bank in respect of any indebtedness under the deed. It is co-terminous with payment of interest and prepayment of principal in full under the deed.

(g)   Bonds issued by or guaranteed by the Irish Government

In addition to bonds issued by the entities set out in section (h) below, the Group held the following bonds issued or guaranteed by the Irish Government at 31 December 2010:

	31 December 2010 €m	31 December 2009 €m
Irish Government bonds	3,811	1,583
NAMA senior bonds	5,075	—

Total	8,886	1,583

(h)   Other transactions with the Irish Government and entities under its control or joint control

In addition to the matters set out in sections (a) to (g) of this note, the Group enters into other transactions in the normal course of business with the Irish Government, its agencies and entities under its control or joint control. These relationships were in place prior to those entities becoming related parties of the Bank. Transactions considered to be undertaken in the normal course of business include the provision of banking services, including money market transactions, dealing in Government Securities and trading in financial instruments issued by certain banks. Other than as set out below, none of these transactions are considered to individually or collectively significant.

During the nine month period ended 31 December 2009, Anglo Irish Bank (including its subsidiaries and joint ventures) was under the control of the Irish Government and is considered to have been a related party of the Group under IAS 24 (revised): Related Party Disclosures. In that nine month period, there were no individually significant transactions with Anglo Irish Bank. Any collectively significant transactions were undertaken in the normal course of business as described above. At 31 December 2009, the Group held €329 million of bonds issued by Anglo Irish Bank.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

54    SUMMARY OF RELATIONS WITH THE IRISH GOVERNMENT (Continued)

During the twelve month period ended 31 December 2010, the following entities (including their subsidiaries and joint ventures) came under the control of the Government and also became related parties of the Group under IAS 24 (revised): Related Party Disclosures, on the dates indicated:

•
Irish Nationwide Building Society (31 March 2010)

•
EBS (28 May 2010)

•
Allied Irish Banks plc (23 December 2010)

In the period since they have become related parties of the Group, there have been no individually significant transactions with these entities or with Anglo Irish Bank, other than the impairment of the Group's investment in a holding of subordinated debt issued by AIB as outlined in note 14. Any collectively significant transactions were undertaken in the normal course of business as described above. At 31 December 2010, the Group held bonds issued by the entities set out above as follows:

31 December 2010 €m
Allied Irish Banks plc	222
Anglo Irish Bank plc	89

Total	311

55    PRINCIPAL UNDERTAKINGS

The principal Group undertakings at 31 December 2010 were:

Name	Principal activity	Country of incorporation	Statutory year end
Bank of Ireland International Finance Limited*	International asset financing	Ireland	31 December
Bank of Ireland (I.O.M.) Limited	Retail banking	Isle of Man	31 December
Bank of Ireland Life Holdings Limited*	Life assurance and pensions	Ireland	31 December
Bank of Ireland Mortgage Bank*	Mortgage lending and mortgage covered securities	Ireland	31 December
Bank of Ireland (UK) plc*	Retail financial services	England & Wales	31 December
First Rate Exchange Services Holdings Limited(1)	Foreign exchange	England & Wales	31 March
ICS Building Society*	Building society	Ireland	31 December
Midasgrange Limited (t/a Post Office Financial Services, POFS)(2)	Retail financial services	England & Wales	31 March

*
Direct subsidiary of the Governor and Company of the Bank of Ireland.

(1)
This entity is a joint venture with the UK Post Office, in which the Group holds 50% of the equity of the business.

(2)
This is a venture with Post Office Limited in the UK in which the Group holds 50.01% of the equity of the business.

All the Group undertakings are included in the consolidated accounts. Unless stated otherwise, the Group owns 100% of the equity of the principal Group undertakings and 100% of the voting shares of all these undertakings and in the case of ICS Building Society, 100% of the investment shares.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

55    PRINCIPAL UNDERTAKINGS (Continued)

In presenting details of the principal subsidiary undertakings, the exemption permitted by Regulation 10 of the European Communities (Credit Institutions: Accounts) Regulations, 1992 has been availed of and the Bank will annex a full listing of Group undertakings to its annual return to the Companies Registation Office.

Bank of Ireland Mortgage Bank (BoIMB)

BoIMB's principal activities are the issuance of Irish residential mortgages and mortgage covered securities in accordance with the Asset Covered Securities Act 2001 and the Asset Covered Securities (Amendment) Act 2007. Such loans may be made directly by the Bank or may be purchased from Bank of Ireland and other members of the Group or third parties.

At 31 December 2010, the total amount outstanding in respect of mortgage covered securities issued was €10.2 billion (31 December 2009: €9 billion). At 31 December 2010, the total amount of principal outstanding in the mortgage covered pool including mortgage assets and cash was €14.7 billion (31 December 2009: €12.7 billion).

From time to time, BoIMB issues other debt securities comprising the BoIMB's obligation to the Central Bank under the terms of the Mortgage Backed Promissory Note (MBPN) programme. At 31 December 2010 there were €3.6 billion such debt securities in issue (31 December 2009: €3.5 billion). These obligations had been secured by way of a first floating charge to the Central Bank over all its right, title, interest and benefit, in a relevant amount of loans and advances to customers.

The bank had pledged under the terms of the floating charge to maintain the assets so charged free from any encumbrance and otherwise than in the ordinary course of business not to sell, transfer, lend or otherwise dispose of any part of the charged assets without prior written consent of the Central Bank. The deed of floating charge was executed by BoIMB and dated 5 July 2004 in favour of the Central Bank. The mortgages in the MBPN programme were secured by a floating charge over Irish Residential Mortgage Credit Assets which were not in the covered assets pool.

Restrictions on the transfer of funds by subsidiaries

There are certain regulatory restrictions on the ability of subsidiaries to transfer funds to the parent company in the form of cash dividends, loans or advances. Subject to this, there are no further significant restrictions on any of the parent company's subsidiaries in paying dividends or repaying loans and advances. All regulated banking and insurance subsidiaries are required to maintain capital at levels agreed with the regulators; this may impact those subsidiaries' ability to make distributions. The impact of such restrictions is not expected to have material effect on the Group's ability to meet its cash obligations.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

56    OTHER SUBSIDIARIES

The Group has a number of subsidiaries where it does not own more than half of the voting power in the company but which are consolidated. Details of these subsidiaries are listed below.

		31 December 2010		31 December 2009
Activity	Company	Gross assets millions	Notes in issue millions	Gross assets millions	Notes in issue millions
Acquiring mortgage loans and other financial assets and issuing mortgage backed securities	Brunel	Stg£2,887	Stg£2,806	Stg£3,451	Stg£3,354
	Colston No 1 PLC(1)	Stg£3,867	Stg£3,158	Stg£4,093	Stg£3,500
	Colston No 2 PLC(1)	Stg£2,288	Stg£1,892	Stg£4,408	Stg£3,909
	Colston No 3 PLC(1)	Stg£2,763	Stg£2,222	Stg£4,493	Stg£3,863
	Colston No 4 PLC(1)	Stg£2,106	Stg£1,642	Stg£4,276	Stg£3,526
	Kildare Securities Limited	€1,799	€1,721	€1,937	€1,892
	Melepard CDO 1 Limited(1)	€1,208	€1,208	€1,188	€1,208
	Morrigan CMBS I Limited(1)	€1,214	€1,210	€1,758	€1,755
	Morrigan CMBS 2 plc(4)	—	—	Stg£776	Stg£776
	Pirus Securities Limited(1)	€2,039	€1,627	€2,020	€1,688
	Bowbells plc(1)	Stg£7,701	Stg£5,699	—	—
Acquiring other financial assets and issuing debt securities	Avondale Securities(3)	€713	€318	€829	€318
Acquiring a pool of acquisition finance loans assets which it has issued a series of loan notes to finance	Partholon CDO 1 plc(2)	€360	€390	€371	€404

(1)
The Group holds all the notes issued by these entities.

(2)
The Group holds 25% of the subordinated loan notes. The Group also holds €28 million of Caa3 rated notes which it intends to hold until maturity. This investment is eliminated on consolidation.

(3)
The asset backing Avondale Securities' notes consists of future cash-flows arising from a defined block of unit-linked insurance and investment policies which are held on the balance sheet of a related group company, Bank of Ireland Life. At an interest rate of 1.36%, the present value of the defined block of policies is €713 million at 31 December 2010 and was €829 million at 31 December 2009.

(4)
Morrigan CMBS 2 plc ceased operations and the notes were redeemed in full during the twelve month period ended 31 December 2010.

The assets of these entities are consolidated in the Group's financial statements and are collateral for the obligations of the companies above. The creditors of these entities have no recourse to the Group.

		31 December 2010			31 December 2009
Activity	Company	Gross assets millions	Borrowings millions		Gross assets million	Borrowings millions
Acquiring mortgage loans and other financial assets and guaranteeing mortgage backed securities issued by Bank of Ireland	Bank of Ireland Covered Bonds LLP	Stg£5,219	Stg£4,001	(1)	Stg£4,615	Stg£4,500	(1)

(1)
All the borrowings of Bank of Ireland Covered Bonds LLP have been advanced by other Group companies.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

57    LIFE ASSURANCE BUSINESS

Value of the In Force Asset	31 December 2010 €m	31 December 2009 €m
At beginning of period	497	468
Income statement movement in value of the in force (gross of tax)	41	29

At end of period	538	497

The Group recognises as an asset the value of the in force assurance business in respect of insurance contracts. The value of the in force asset has been calculated in accordance with the achieved profits embedded value methodology in the Statement of Recommended Practice issued by the Association of British Insurers which came into force in 2002. The value of the in force asset, which is presented gross of attributable tax, represents the present value of future profits expected to arise from these contracts as at the balance sheet date. It is determined by projecting future surpluses and other cash flows arising from insurance contracts and discounting at an appropriate rate. The useful life of the asset is based on the length of the underlying individual policies upon which the asset is calculated. This useful life is expected to be 6.75 years (31 December 2009: 6.77 years).

The key economic and experience assumptions used in the calculation of the value of the in force business are set out below:

	31 December 2010 €m	31 December 2009 €m
Risk discount rate	7.75%	8.25%
Unit growth rate	5.75%	6.5%
Shareholder tax rate	12.5%	12.5%

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

57    LIFE ASSURANCE BUSINESS (Continued)

The process used in determining the key economic and experience assumptions is set out below:

Risk discount rate:	The risk discount rate is the rate used to discount the surpluses that will arise on insurance business in the long term funds. The interest rates used to calculate policyholder liabilities are derived in accordance with the guidelines in the Insurance Regulations. Margins for risk are allowed for in the derived interest rates. The impact of the changes to the discount and other rate assumptions gave rise to a charge of €14 million for the twelve month period ended 31 December 2010, compared to a gain of €3 million for the nine month period ended 31 December 2009. The discount rate applied to future cashflows was decreased from 8.25% at 31 December 2009 to 7.75% at 31 December 2010.
Unit growth rate:
The unit growth rate is the assumed rate of return on the unit linked assets before taxation and management fees in future years. The growth rate reflects the mix of assets held. The unit growth assumption was decreased from 6.5% at 31 December 2009 to 5.75% at 31 December 2010.
Shareholder tax rate:	The current rate of corporation tax is assumed to be maintained over the term of the business. Deferred tax is allowed for on the release of retained surplus in the life business.
Mortality and morbidity:	Mortality and morbidity assumptions, which include allowances for improvements in longevity for annuitants, are set by reference to the Group's actual experience and / or relevant industry data.
Persistency:	Persistency rates refer to the rate of policy termination for insurance policies. These rates are based on historical experience and management's views on future experience.
Maintenance expenses:	Allowance is made for future policy costs by reference to current and expected future costs. Explicit allowance is made for future expense inflation.

Sensitivities

The table below indicates the stand alone impact of changes in the key assumptions on profit after tax and shareholder equity.

	31 December 2010		31 December 2009
1% increase in risk discount rate	(€29 million	)	(€27 million	)
1% decrease in risk discount rate	€32 million		€30 million
10% improvement in mortality	€8 million		€10 million
10% deterioration in persistency	(€15 million	)	(€18 million	)
5% improvement in maintenance expenses	€7 million		€6 million
1% increase in equity markets	€2 million		€2 million

While the table above shows the impact of an individual assumption change, a change in one assumption could impact on other assumptions due to the relationship between assumptions.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

58    EU RESTRUCTURING PLAN

The European Commission approved the terms of the EU Restructuring Plan on 15 July 2010 which is required in the context of a review by the European Commission resulting from the State aid which has been received by the Group.

The terms of the EU Restructuring Plan include, amongst other actions, the disposal of New Ireland Assurance Company plc, BIAM (Bank of Ireland Asset Management) (asset management business), ICS Building Society (Irish intermediary sourced mortgage business), FCE Corporation (US foreign exchange business), and the Group's stakes in Paul Capital Investments LLC (a private fund of funds manager) and in the Irish Credit Bureau Limited, and the wind-down or disposal of, the Group's UK intermediary sourced mortgage business and certain discontinued international corporate lending portfolios.

It also includes certain behavioural measures including:

•
commitments relating to the non-payment of discretionary coupons and the non-exercise of voluntary call options on hybrid capital securities for a specified period which expired on 31 January 2011;

•
a commitment relating to the non-payment of dividends on ordinary stock until the earlier of (i) 30 September 2012 or (ii) the date on which 2009 Preference Stock is redeemed or no longer owned by the State through the NPRFC or otherwise;

•
a commitment not to make any material acquisitions; and

•
measures to facilitate competition in the Irish banking market.

As outlined in note 35, the Group met one of the terms of the EU Restructuring Plan when on 10 January 2011, the sale of BIAM was completed to State Street Global Advisors. The assets and liabilities of BIAM have been classified as assets and liabilities held for sale on the balance sheet at 31 December 2010.

The Group has also reclassified the assets and liabilities of FCE Corporation, Irish Credit Bureau, and Paul Capital Investments LLC as held for sale, as the Group believes it is probable a sale will be completed for these businesses within twelve months. Please refer to note 35.

At 31 December 2010, the other business and loan portfolios outlined above did not meet the criteria for classification as held for sale.

Following the 2011 PCAR review, the Minister for Finance advised that the State will be submitting new restructuring plans for Irish banks (including the Group) to the European Commission for approval under State aid rules in respect of the implications of the changes necessary for the future banking landscape in Ireland. At this stage, there is no certainty that the European Commission will not require additional measures to limit any competition distortions that might result from any State aid received by the Group, additional to the deleveraging of assets included in the Group's Deleveraging plan over and above those already included in the approved EU Restructuring Plan.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

59    DIRECTORS' INFORMATION

Directors' remuneration for the year ended 31 December 2010 (all figures in €000s)

The information below is for the year 31 December 2010, while the comparative information on page F-166 is for the nine month period ended 31 December 2009.

	Gross salary(1)	Fees(2)	Performance Bonus(3)	Other remuneration(4)	Pension funding contributions(5)	Total 2010 before amounts waived	Amounts waived during the 12 month period(6)	Total 2010 (after amounts waived)
Governor
P Molloy	^394					394		394
Deputy Governor
D Holt	☐126	+☐84				210		210

Executive Directors
R Boucher	690			34	#(1,026)	(302)	(67)	(369)
D Crowley	570			109		679	(72)	607
D Donovan	660			278		938	(66)	872
J O'Donovan	550			192		742	(55)	687

Non-Executive Directors
T Considine		90				90		90
P Haran		90				90		90
R Hynes		*100				100		100
J Kennedy		*126				126		126
D McCourt		**37				37		37
(retired 19 May 2010)
HA McSharry		89				89		89
T Neill		**36				36		36
(retired 19 May 2010)
P O'Sullivan		79				79		79
J Walsh		79				79		79
P Kennedy		**31				31		31
(appointed 6 July 2010)

Totals	2,990	841	—	613	(1,026)	3,418	(260)	3,158

Ex-gratia payments paid to former Directors / dependents						321		321

^
In addition to amounts shown, P Molloy is also in receipt of a pension from the Bank of Ireland Staff Pensions Fund relating to his previous employment with the Group.

☐
D Holt receives a salary for his role as Deputy Governor. In addition he was appointed Chairman of Bank of Ireland (UK) plc with effect from 2 March 2010 and received a separate fee for this role (Stg£70,525).

+
From date of appointment as Chairman of Bank of Ireland (UK) plc.

#
This amount for Richie Boucher primarily relates to the waiver of the contractual option allowing him to retire at age 55 on a pension without actuarial reduction.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

59    DIRECTORS' INFORMATION (Continued)

*
Includes fees paid in respect of services as Directors of subsidiary companies (R Hynes €6,250, J Kennedy €21,000). Both retired as Directors of these subsidiaries during 2010.

**
From date of appointment or to date of retirement as a Director, as indicated.

Notes:

(1)
The Chief Executive Officer, Richie Boucher, has, with effect from 1 May 2009, waived a portion of his salary (€67,000 for the year ended 31 December 2010). The salary shown in the table is the gross amount before that waiver.

The other Executive Directors have waived payment of at least 10% of their salary with effect from 1 May 2009. The amounts shown in Column (1) are before that waiver. The amounts waived during the year ended 31 December 2010 are D Crowley €72,300, D Donovan €66,000 and J O'Donovan €55,000.

The Governor and Deputy Governor, as non-executive Officers of the Bank are remunerated by way of non-pensionable salary. In addition D Holt receives a fee for his role as Chairman of Bank of Ireland (UK) plc—see note (2) below.

(2)
Fees are paid to non-executive Directors (other than Governor and Deputy Governor) and a basic fee of €63,000 per annum applies. Additional fees are paid to Committee Chairmen and for Committee membership. On 1 February 2009, all non-executive Directors agreed to reduce their fees by 25%. These reductions applied throughout 2010. The basic fee of €63,000 is the reduced fee.

In addition to the above D Holt was appointed Chairman of Bank of Ireland (UK) plc with effect from 2 March 2010 and received a separate fee for this role (Stg£70,525).

(3)
No bonuses were awarded in respect of the year ended 31 December 2010.

(4)
The figures include car allowances and where applicable, club subscriptions, benefits in kind and a taxable cash allowance in lieu of pension foregone for those Executives whose contractual pension promise would exceed the pensions cap introduced by the Finance Act 2006. No amount is payable in respect of a taxable cash allowance in lieu of pension foregone for R Boucher with effect from 1 May 2009.

(5)
In the case of J O' Donovan, D Donovan and D Crowley their pension benefits are currently limited to specified personal pension fund thresholds. Their future pension accrual is therefore limited to the amount by which their personal pension fund threshold is increased under legislation. In prior years, a release back to the fund of previously funded benefits arose on an annual basis for D Donovan and D Crowley. However, following their acceptance of the Pension Review changes detailed in note 44 this release back to the fund of previously funded benefits has now ceased.

The amount included for Richie Boucher primarily relates to the waiver of the contractual option allowing him to retire at age 55 on a pension without actuarial reduction.

All pension amounts at (4) and (5) have been determined by Towers Watson, the Group's actuary, and approved by the Group Remuneration Committee.

(6)
Amount of salary waived is as set out in note (1) above.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

59    DIRECTORS' INFORMATION (Continued)

Directors' remuneration for the nine month period ended 31 December 2009 (all figures in €000s)

The information below is for the nine month period ended 31 December 2009, while the comparative information on page F-164 is for the year ended 31 December 2010.

	Gross salary (9 months)(1)	Fees (9 months)(2)	Performance Bonus(3)	Other remuneration (9 months)(4)	Pension funding contributions (9 months)(5)	Total 2010 (9 months) before amounts waived	Amounts waived during the 9 month period(6)	Total 2009 (9 months) (after amounts waived)
Governor
R Burrows	**103					103		103
(retired 3 July 09)
P Molloy	^**194	4				198		198
(appointed to Court on 10 June 2009 and Governor on 3 July 2009)
Deputy Governor
G M Magan	**33					33		33
(retired 3 July 2009)
D Holt	**45	41				86		86
(appointed Deputy Governor 25 August 2009)

Executive Directors
R Boucher	508			43	#1,490	2,041	(45)	1,996
D Crowley	428			107	(7)	528	(48)	480
D Donovan	495			223	(106)	612	(44)	568
J O'Donovan	412			151	8	571	(37)	534

Non-Executive Directors
T Considine		60				60		60
D Dilger		*26				26		26
(retired 3 July 2009)
P Haran		67				67		67
R Hynes		+81				81		81
J Kennedy		+96				96		96
D McCourt		60				60		60
HA McSharry		65				65		65
T Neill		59				59		59
P O'Sullivan		*37				37		37
(appointed 3 July 2009)
J Walsh		59				59		59

Totals	2,218	655	—	524	1,385	4,782	(174)	4,608

Ex-gratia payments paid to former Directors / dependents							248	248

**
From date of appointment or to date of retirement as Governor / Deputy Governor, as indicated.

^
In addition to amounts shown, P Molloy is also in receipt of a pension from the Bank of Ireland Staff Pensions Fund relating to his previous employment with the Group.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

59    DIRECTORS' INFORMATION (Continued)

#
This amount for Richie Boucher primarily relates to a one-off amount paid to the Bank of Ireland Staff Pensions Fund required to cover the contractual option allowing him to retire at age 55 on a pension without actuarial reduction. This contractual option was waived in 2010.

*
From date of appointment or to date of retirement as a Director, as indicated.

+
Includes fees paid in respect of services as Directors of subsidiary companies (R Hynes €18,750, J Kennedy €31,500).

Notes:

(1)
The Chief Executive Officer, Richie Boucher, has, with effect from 1 May 2009, waived a portion of his salary (€44,667 for the nine month period ended 31 December 2009). The salary shown in the table is the gross amount before that waiver. In addition, the full amount of his pension cash allowance ceased with effect from 1 May 2009.

The other Executive Directors have waived payment of at least 10% of their salary with effect from 1 May 2009. The amounts shown in Column (1) are before that waiver. The amounts waived during the nine month period ended 31 December 2009 are D Crowley €48,199, D Donovan €44,000 and J O'Donovan €36,667.

The Governor and Deputy Governor, as non-executive Officers of the Bank, are not paid Court fees but are remunerated by way of non-pensionable salary.

(2)
Fees are paid only to non-executive Directors and a basic fee of €63,000 per annum applies. Additional fees were paid to Committee Chairmen, the Senior Independent Director and for Committee membership. On 1 February 2009, the Governor, Deputy Governor and all non-executive Directors agreed to reduce their salary (in the case of the Governor and Deputy Governor) and their fees (in the case of all other non-executive Directors) by 25%. The basic fee of €63,000 is the reduced fee.

(3)
Payments under the performance bonus scheme are linked to individual performance and overall Group performance versus pre determined targets for the financial period. No bonuses were awarded in respect of the nine month period ended 31 December 2009.

(4)
The figures include car allowances and where applicable a taxable cash allowance in lieu of pension foregone for those Executives whose contractual pension promise would exceed the pensions cap introduced by the Finance Act 2006. No amount is payable in respect of a taxable cash allowance in lieu of pension foregone for R Boucher with effect from 1 May 2009.

(5)
In the case of D Donovan and D Crowley their pension accrual is now capped at the increase in pension thresholds set out in the Finance Act each year, and as a result, a release back to the fund of previously funded benefits arises on an annual basis.

Following his appointment as Group Chief Executive Officer, the pension contribution for R Boucher includes a one-off amount paid to the Bank of Ireland Staff Pensions Fund required to cover the contractual option allowing him to retire at age 55 on a pension of approximately 59% of salary without actuarial reduction. This contractual option was waived in 2010. All pension amounts at (4) and (5) have been determined by Towers Watson, the Group's actuary, and approved by the Group Remuneration Committee.

(6)
Amount of salary waived is as set out in note (1) above.

Stock options held by Directors and Secretary

(a)   Executive stock options

Options Granted between 2007 and 2008

The vesting of options granted in 2007 and 2008 is conditional upon underlying earnings per share achieving a cumulative growth of at least 5% per annum compounded above the increase in the Consumer Price Index over the three year performance period—see note 46 on page F-116.

Options granted in 2007 matured on 12 June 2010 and did not vest as the performance conditions were not achieved.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

59    DIRECTORS' INFORMATION (Continued)

Options granted in 2008 are due to mature on 3 June 2011, but will likely lapse as the performance conditions are unlikely to be achieved. This confirms the strong link between returns to stockholders and the remuneration of executives.

	Date of grant	Earliest exercise date	Expiry date	Exercise price €	Options at 1 January 2010	Granted in period	Exercised in year	Lapsed in period	Market price at date €	Options at 31 December 2010
R Boucher	26 Jul 2004	26 Jul 2007	26 Jul 2014	€10.76	26,000					26,000
	21 Jun 2005	21 Jun 2008	21 Jun 2015	€12.85	23,000					23,000
	12 Jun 2007	12 Jun 2010	12 Jun 2017	€15.45	33,950			33,950		—
	3 Jun 2008	3 Jun 2011	3 Jun 2018	€8.10	71,600					71,600

	TOTAL				154,550			33,950		120,600

D Crowley	21 May 2001	21 May 2004	21 May 2011	€11.05	25,000					25,000
	24 Jun 2002	24 Jun 2005	24 Jun 2012	€12.50	25,000					25,000
	18 Jun 2003	18 Jun 2006	18 Jun 2013	€10.77	50,000					50,000
	26 Jul 2004	26 Jul 2007	26 Jul 2014	€10.76	35,000					35,000
	21 Jun 2005	21 Jun 2008	21 Jun 2015	€12.85	32,500					32,500
	12 Jun 2007	12 Jun 2010	12 Jun 2017	€15.45	33,950			33,950		—
	3 Jun 2008	3 Jun 2011	3 Jun 2018	€8.10	68,800					68,800

	TOTAL				270,250			33,950		236,300

D Donovan	24 Jun 2002	24 Jun 2005	24 Jun 2012	€12.50	30,000					30,000
	18 Jun 2003	18 Jun 2006	18 Jun 2013	€10.77	50,000					50,000
	26 Jul 2004	26 Jul 2007	26 Jul 2014	€10.76	35,000					35,000
	21 Jun 2005	21 Jun 2008	21 Jun 2015	€12.85	32,500					32,500
	12 Jun 2007	12 Jun 2010	12 Jun 2017	€15.45	33,950			33,950		—
	3 Jun 2008	3 Jun 2011	3 Jun 2018	€8.10	81,450					81,450

	TOTAL				262,900			33,950		228,950

J O'Donovan	24 Jun 2002	24 Jun 2005	24 Jun 2012	€12.50	25,000					25,000
	18 Jun 2003	18 Jun 2006	18 Jun 2013	€10.77	50,000					50,000
	26 Jul 2004	26 Jul 2007	26 Jul 2014	€10.76	35,000					35,000
	21 Jun 2005	21 Jun 2008	21 Jun 2015	€12.85	32,500					32,500
	12 Jun 2007	12 Jun 2010	12 Jun 2017	€15.45	33,950			33,950		—
	3 Jun 2008	3 Jun 2011	3 Jun 2018	€8.10	67,900					67,900

	TOTAL				244,350			33,950		210,400

Secretary
H Nolan	21 May 2001	21 May 2004	21 May 2011	€11.05	10,000					10,000
	18 Jun 2003	18 Jun 2006	18 Jun 2013	€10.77	10,000					10,000
	26 Jul 2004	26 Jul 2007	26 Jul 2014	€10.76	12,000					12,000
	21 Jun 2005	21 Jun 2008	21 Jun 2015	€12.85	11,000					11,000
	12 Jun 2007	12 Jun 2010	12 Jun 2017	€15.45	9,700			9,700		—
	3 Jun 2008	3 Jun 2011	3 Jun 2018	€8.10	16,400					16,400

	TOTAL				69,100			9,700		59,400

The above options are pre the Group's 2010 Rights Issue. The Group Remuneration Committee exercised its discretion to not make any technical adjustments to these grants.

No other Directors have been granted options to subscribe for units of ordinary stock of the Bank or of other Group entities. The official closing price per unit of ordinary stock at 31 December 2010 was €0.375 (31 December 2009: €1.325).

(b)   Sharesave Scheme Options

Under the terms of the Sharesave Scheme offered in 2006 and 2007, options were granted in December of each of those years to all eligible Group employees who elected to participate. Option prices were set at a

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

59    DIRECTORS' INFORMATION (Continued)

discount of 25% of the then market price as permitted by the Rules in Ireland and at a discount of 20% of the then market price as permitted by the Rules in the UK. Under the terms of the 2006 and 2007 Sharesave offers, participants could save for three years.

The following table summarises the Sharesave Schemes operating in the Group:

Sharesave Scheme	ROI Price	UK Price	Saving Period	Maturity Date
2006	€12.28	€13.09	3 years	*February 2010
2007	**€4.39	**€4.68	3 years	February 2011

The options held under the Sharesave schemes by the Directors and Secretary are set out below:

Name	Sharesave Scheme Date of Grant	Sharesave Options Granted	Market Value per unit of ordinary stock at Date of Grant	Sharesave Options held at 31 December 2010
Directors:
R Boucher	2006
	22 December 2006	301	€17.33	*—
Secretary:
H Nolan	2006
	22 December 2006	301	€17.33	*—
	2007
	24 December 2007	**842	€10.11	**842

*
The 2006 3 year scheme matured in February 2010. Both Richie Boucher and Helen Nolan opted not to exercise their SAYE options and to take their savings (€3,600 each) and maturity payment (€100 each) in cash.

**
The Sharesave Options grant in 2007 has been re-stated following the Group's 2010 Rights Issue with the associated number of shares adjusted upwards by a factor of 1.586176 and the equivalent share price discounted by a factor of 0.630447. These are technical adjustments only and ensure that the aggregate exercise price of an option remains the same before and after the adjustment.

(c)   Long Term Incentive Plan (LTIP)

Conditional awards of units of ordinary stock were made to Group senior executives in prior years under the terms of the LTIP.

These awards do not vest unless demanding performance criteria are achieved (see description of LTIP in note 46 on page F-121). Prior to the introduction of the LTIP in 2004, conditional awards of units of ordinary stock were made under the Long Term Performance Stock Plan (LTPSP).

The performance conditions attached to the award of conditional units of stock made in June 2007 under the LTIP were not met in June 2010 and the awards granted under the scheme lapsed.

As set out previously, the Group did not make an award under this LTIP plan in 2010.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

59    DIRECTORS' INFORMATION (Continued)

The conditional awards of units of ordinary stock previously made to date to the Executive Directors and the Group Secretary are as follows:

	Date of award	No. of units conditionally held at 1 January 2010	Conditionally awarded in the year	Vested and Retained in Scheme*	Lapsed**	Matching Award*	Released from scheme in the year	Potential interest in shares at 31 December 2010	Original Maturity date	Maturity date*
R Boucher	12 Jun 07	33,950			33,950			—	12 Jun 10
	3 Jun 08	71,600						71,600	3 Jun 11

	Total	105,550	—	—	33,950	—	—	71,600

D Crowley	25 May 00			13,079		3,269	16,348	—	25 May 03	25 May 10
	21 May 01			9,496		2,373		2,373	21 May 04	21 May 11
	24 Jun 02			7,070		1,767		1,767	24 Jun 05	24 Jun 12
	12 Jun 07	33,950			33,950			—	2 Jun 10
	3 Jun 08	68,800						68,800	3 Jun 11

	Total	102,750	—	29,645	33,950	7,409	16,348	72,940

D Donovan	25 May 00			11,494		2,873	14,367	—	25 May 03	25 May 10
	21 May 01			7,067		1,766		1,766	21 May 04	21 May 11
	24 Jun 02			4,714		1,178		1,178	24 Jun 05	24 Jun 12
	12 Jun 07	33,950			33,950			—	12 Jun 10
	3 Jun 08	81,450						81,450	3 Jun 11

	Total	115,400	—	23,275	33,950	5,817	14,367	84,394

J O'Donovan	24 Jun 02			6,034		1,508		1,508	24 Jun 05	24 Jun 12
	12 Jun 07	33,950			33,950			—	12 Jun 10
	3 Jun 08	67,900						67,900	3 Jun 11

	Total	101,850	—	6,034	33,950	1,508	—	69,408

Secretary
H Nolan	12 Jun 07	6,950			6,950			—	12 Jun 10
	3 Jun 08	12,300						12,300	3 Jun 11

	Total	19,250	—	—	6,950	—	—	12,300

The above units of stock are pre the Group's 2010 Rights Issue. The Group Remuneration Committee exercised its discretion to not make any technical adjustments to these grants.

*
Only applies to awards made under the LTPSP. A minimum of 80% of the vested stock must be retained for two years from maturity of award. After the two year retention period, an additional award of 20% is made. If the award is retained for an additional five years, a further award of 30% is made. These additional awards are made at the maturity date as per the above table.

**
This column relates to any conditional grant which may have lapsed during the twelve month period ended 31 December 2010.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

59    DIRECTORS' INFORMATION (Continued)

Directors' pension benefits

Set out below are details of the change in accrued pension benefits for the Directors during the twelve month period ended 31 December 2010.

	(a) Additional pension in the period €	(b) Increase / (decrease) in transfer value €	(c) Accrued pension benefits at 31 December 2010 €
Executive Directors
R Boucher	12,487	(1,051,582)	289,177
D Crowley*	0	(14,250)	270,866
D Donovan*	0	0	268,507
J O'Donovan**	2,001	(16,071)	270,904

*
Pension benefits increase annually in line with the increase in fund thresholds announced in the Finance Act each year. In the case of these individuals the pension earned in 2010 is nil as there were no increases in the statutory revaluation or this threshold during 2010.

**
Pension benefits have reached the Standard Funds Threshold and will increase annually in line with any increase in the Funds Threshold announced post 31 December 2010.

Column (a) above is the increase in pension during the period. Increases are after adjustment for inflation and comprise allowance for additional pensionable service, increases in pensionable earnings and any agreed adjustment in the individual's pension accrual.

Column (b) is the additional/ (reduced) capital value, less each Director's contributions, of Column (a) which would arise if the pension were to be transferred to another pension plan on the Director leaving the Group and is calculated using factors supplied by the actuary in accordance with actuarial guidance notes ASP PEN-2, and is based on leaving service pension benefits becoming payable at normal retirement date, age 60.

In April 2010, the Group CEO, R Boucher, voluntarily waived his contractual option to retire at age 55 on a pension without actuarial reduction. Column (b) above includes an amount in respect of this change in contractual terms.

Column (c) is the aggregate pension benefits payable at normal retirement age based on each Director's pensionable service with the Group at 31 December 2010.

Directors' interests in stock

In addition to their interests in the ordinary stock through their holding of stock options and the conditional awards of stock under the LTPSP and LTIP as set out above, the interests of the Directors and

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

59    DIRECTORS' INFORMATION (Continued)

Secretary in office at 31 December 2010, and of their spouses and minor children, in the stocks issued by the Bank are set out below:

	Units of €0.10 of ordinary stock At 31 December 2010 beneficial^	Units of €0.64 of ordinary stock At 1 January 2010* beneficial
Directors
R Boucher	82,817	33,127
T Considine	12,500	5,000
D Crowley	329,403	130,454
D Donovan	465,567	185,078
P Haran	21,107	8,443
D Holt	40,710	16,284
R Hynes	62,500	+25,000
J Kennedy	20,155	8,062
P Kennedy	55,357	**55,357
H A McSharry	28,385	11,354
P Molloy	2,094,170	1,167,333
J O'Donovan	227,814	91,126
P O'Sullivan	25,000	10,000
J Walsh	26,832	10,733
Secretary
H Nolan	54,707	21,883

^
The closing balance above is after the Group's 2010 Rights Issue and reflects the rights taken up by the Directors and Secretary.

*
The opening balances above are before the Group's 2010 Rights Issue.

+
Held as American Depository Receipts (ADRs). One ADR equates to four units of ordinary stock.

**
As at date of appointment.

Apart from the interests set out above and in the previous section, the Directors and Secretary and their spouses and minor children had no other interests in the stock / securities of the Bank or its Group undertakings at 31 December 2010. There have been no changes in the stockholdings of the above Directors and Secretary between 31 December 2010 and 12 April 2011.

60    RISK MANAGEMENT

Credit Risk

Key points:

•
The credit environment in which the Group operated remained challenging, reflecting the impact of the continued slowdown in economic activity, high unemployment levels and significant property value declines in Ireland. A range of initiatives has been put in place to deal with the effects of the deterioration in credit conditions and the decline in asset quality in recent years.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

•
Loans and advances to customers (including assets held for sale to NAMA) amounted to €120 billion before impairment provisions at 31 December 2010, a reduction of €15 billion from €135 billion at 31 December 2009. This reduction reflects repayments, redemptions and asset sales, sale of assets to NAMA, and lower new business volumes.

•
The levels of impaired loans, impairment charges and impairment provisions remained elevated in 2010. Asset quality continued to deteriorate, although there was slowdown in the rate of deterioration in the second half of 2010.

Definition

Credit Risk is the risk of loss resulting from a counterparty being unable to meet its contractual obligations to the Group in respect of loans or other financial transactions.

Credit risk includes default risk, recovery risk, counterparty risk, the credit risk in securitisation vehicles, cross border (or transfer) risk, country risk, credit concentration risk and settlement risk.

The manner in which the Group's exposure to credit risk arises, its policies and processes for managing it and the methods used to measure and monitor it are set out below.

How Credit Risk arises

The Group's customer base includes retail customers, financial institutions, sovereigns, state institutions and commercial entities. The Group is exposed to credit risk as a result of the financial transactions it enters into with these customers.

The main types of financial transaction the Group enters into and which give rise to credit risk are loans and advances to customers. Credit risk on loans and advances to customers arises as a result of both drawn exposures and exposures the Group has committed to extend. While the Group could potentially suffer loss to an amount equivalent to its undrawn commitments, the Group does not expect to incur losses to that extent as most consumer related commitments can be cancelled by the Group and non-consumer related commitments are entered into subject to the customer continuing to achieve specific credit standards.

The Group is also exposed to credit risk from its derivatives, available for sale financial assets, other financial assets and from its reinsurance activities in Bank of Ireland Life.

Credit Risk Exposures

The table below sets out the maximum exposure to credit risk for financial assets at 31 December 2010 and 31 December 2009 without taking account of collateral or other credit enhancements held by the Group.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

The exposures are based on the carrying amounts (after impairment provisions) as reported in the balance sheet for the relevant assets.

Maximum exposure to credit risk (before collateral or other credit enhancements)	31 December 2010 €m	31 December 2009 €m
Loans and advances to banks (note 23)	7,458	5,031
Loans and advances to customers (note 26)	114,457	119,439
Assets held for sale to NAMA(1) (note 27)	804	9,581
NAMA senior bonds (note 25)	5,075	—
Available for sale financial assets(3) (note 24)	15,526	20,884
Other assets(4) (note 34)	1,179	1,118
Trading securities (note 20)	151	403
Other financial assets(2)	2,859	3,275
Derivative financial instruments (note 21)	6,375	5,824

Total on balance sheet exposure	153,884	165,555
Contingent liabilities and commitments (note 45)	25,657	27,456

Total maximum exposure to credit risk	179,541	193,011

(1)
Assets held for sale to NAMA include derivatives and accrued interest (see note 27).

(2)
Other financial assets include government bonds, unit trusts, debt securities and loans and advances but excludes equity securities as they are not subject to credit risk (see note 22).

(3)
Available for sale financial assets excludes equity securities (see note 24).

(4)
Other assets comprises interest receivable and a reinsurance asset (note 34).

Credit Risk Management

The Group's approach to the management of credit risk is focused on a detailed credit analysis at origination followed by early intervention and active management of accounts where creditworthiness has deteriorated.

The Credit & Market Risk function has responsibility for the management of credit and market risk and overall risk reporting to the Group Executive, the CRC and the Court. It is led by the CCMRO who reports directly to the Group Chief Executive. The function provides strong independent oversight and management of the Group's credit risk strategy, credit risk management information and credit risk underwriting as well as strategic oversight and management of certain challenged portfolios.

A range of initiatives has been put in place to deal with the effects of the continued deterioration in the credit environment and decline in asset quality in recent years including:

•
the enhancement of collections and recoveries processes;

•
the creation and expansion of specialist work-out teams to ensure early intervention in and resolution of vulnerable cases;

•
more frequent and intensive review cycles for 'at risk' exposures and for the management of excess positions;

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

•
reviews of those industry and market sectors considered to be more vulnerable;

•
support from central teams in managing 'at risk and challenged' portfolios at a business unit level;

•
increased centralised control over loan restructures by Group Credit Committee (GCC);

•
modified and tighter lending criteria for specific sectors;

•
a reduction in certain individual bank exposures; and

•
in 2010 the Court approved a new Risk Appetite Framework and Statement.

The segregation of certain challenged portfolios and the realignment of resources to manage these assets allows the remaining portfolio managers to focus on the 'acceptable quality' loan book and to work closely with those customers.

Credit Policy

The core values and principles governing the provision of credit are contained in the Statement of Group Credit Policy which is approved by the Court. Individual business unit credit policies define in greater detail the credit approach appropriate to the units concerned. These policies take account of the Group's Risk Appetite Statement, applicable sectoral credit limits, the lessons learned from the Group's recent loss history, the markets in which the business units operate and the products which they provide. In a number of cases business unit policies are supplemented by sectoral credit policies. Each staff member involved in developing banking relationships and / or in assessing or managing credit has a responsibility to ensure compliance with these policies. Procedures for the approval and monitoring of exceptions to policy are included within the policy documents.

Lending authorisation

The Group's credit risk management systems operate through a hierarchy of lending authorities which are related to internal loan ratings. All exposures above certain levels require approval by the Group Credit Committee (GCC) and exposures in excess of the Group's single name limits require Court approval. Other exposures are approved according to a system of tiered individual authorities which reflect credit competence, judgement and experience.

Material lending proposals are referred to credit units for independent assessment / approval or formulation of a recommendation and subsequent adjudication by the applicable approval authority.

Credit Reporting / Monitoring

It is the Group's policy to ensure that adequate up to date credit management information is available to support the credit management of individual account relationships and the overall loan portfolio.

Credit risk at a Group, divisional and significant operating unit / product type level is reported on a monthly basis to senior management. This monthly reporting includes information and detailed commentary on loan book growth, quality of the loan book (credit grade and probability of default (PD) profiles and risk weighted assets) and loan impairment provisions including individual large impaired exposures. Changes in sectoral and single name concentrations are tracked on a quarterly basis highlighting changes to risk concentration in the Group's loan book.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

A report on any exceptions to credit policy is presented to and reviewed by the GRPC on a monthly basis.

The Portfolio Review Committee (PRC) considers, on a quarterly basis, a credit concentration report which tracks changes in sectoral and single name concentrations measured under agreed parameters.

Credit risk including compliance with key credit risk limits is reported monthly in the Court Risk Report. Statistics on any credit policy exception are also included on a quarterly basis. This report is presented to and discussed by the GRPC, the CRC and the Court.

In addition other reports are submitted to senior management and the Court as required.

Group Credit Review (GCR), is an independent function within Group Internal Audit. Its reviews cover lending units in each division and incorporate an examination of adherence to credit policies and procedures across the various portfolios. GCR also addresses the timeliness of the annual review process and the quality of credit assessment in each portfolio.

Credit related commitments

The Group manages credit related commitments that are not reflected as loans and advances on the balance sheet on the same basis as loans for credit approval and management. These include:

•
Guarantees and standby letters of credit

•
Performance or similar bonds and guarantees

•
Documentary and commercial letters of credit

•
Commitments

•
Letters of offer

Further information on the Group's exposures is set out in note 45 and pages F-172 to F-175.

Counterparty credit risk arising from derivatives

Credit risk exposure arising from derivative instruments is managed as part of the overall lending limits with customers and financial institutions.

Credit risk exposure on derivative transactions is calculated using the current value of the contract (on a mark to market basis) and an estimate of the maximum cost of rewriting the contract in the event of counterparty default. The credit process also limits gross derivative positions.

The Group has executed standard internationally recognised documents such as International Swaps and Derivative Association (ISDA) agreements and Credit Support Annexes (CSAs) with its principal interbank derivative counterparties. The purpose of a CSA is to limit the potential cost of replacing derivative contracts at market prices in the event of default by the original counterparty. A very high proportion of the Group's interbank derivatives book is covered by CSAs and is hence collateralised.

Country Risk

The Group is exposed to country risk. Exposures are managed in line with approved policy and country maximum exposure limits. Further information is set out on page F-180.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

Settlement Risk

Settlement risk arises in any situation where a payment in cash, securities or equities is made in expectation of a corresponding receipt in cash, securities or equities. Appropriate policies exist and settlement limits are monitored.

Credit Concentration Risk

Credit concentration risk is the risk of loss due to exposures to a single entity or group of entities engaged in similar activities and having similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

Undue concentrations could lead to increased volatility in the Group's impairment charges on financial assets, earnings, capital requirements and financial prospects. Management of risk concentrations is an integral part of the Group's approach to risk management. Target levels and, where appropriate, limits are defined by the Court for each credit category. In addition, monetary risk limits are set by the GRPC or its appointed committees and, where necessary, approved by the Court. These target levels and, where appropriate, limits are informed by the Group's Risk Appetite. Single name concentrations are also subject to limits.

Geographical and industry analysis of loans and advances to customers

Loans and advances to customers and loans held for sale to NAMA (total loans)

The following table gives the geographic and industry breakdown of total loans (before impairment provisions) based on the location of the business unit where the borrowing is booked.

	Total loans and advances to customers 31 December 2010			Total loans and advances to customers 31 December 2009
Geographical/industry analysis	Ireland €m	UK & Other €m	Total €m	Ireland €m	UK & Other €m	Total €m
Personal
—Residential mortgages	28,067	32,199	60,266	28,196	32,274	60,470
—Other consumer lending	2,401	1,298	3,699	2,906	1,434	4,340
Property and construction	11,761	13,501	25,262	19,472	16,038	35,510
Business and other services	9,660	4,461	14,121	11,983	3,627	15,610
Manufacturing	3,806	1,581	5,387	4,511	1,744	6,255
Distribution	3,897	758	4,655	4,463	525	4,988
Transport	1,225	324	1,549	778	618	1,396
Financial	1,758	310	2,068	1,088	1,354	2,442
Agriculture	1,609	161	1,770	1,726	388	2,114
Energy	1,454	69	1,523	1,438	108	1,546

Total	65,638	54,662	120,300	76,561	58,110	134,671

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

The following table gives the geographic and industry breakdown of loans held for sale to NAMA (before impairment provisions) based on the location of the underlying property.

	Loans held for sale to NAMA 31 December 2010			Loans held for sale to NAMA 31 December 2009
Geographical/industry analysis	Ireland €m	UK & Other €m	Total €m	Ireland €m	UK & Other €m	Total €m
Personal
—Residential mortgages	—	—	—	68	—	68
Property and construction	270	598	868	7,503	4,453	11,956
Business and other services	—	—	—	188	8	196
Manufacturing	—	—	—	7	—	7
Agriculture	—	—	—	8	—	8

Total	270	598	868	7,774	4,461	12,235

The Group's primary markets are Ireland and the UK and exposures originated and managed in these countries represent a material concentration of credit risk. Similarly, the Group exhibits a material concentration in residential mortgages and in the property and construction sector.

The Group's residential mortgage portfolio is widely diversified by individual borrower and amounted to 50% of total loans at 31 December 2010 (31 December 2009: 45%). 47% of residential mortgages relate to Ireland and 53% relate to the UK (both percentages unchanged from 31 December 2009). In January 2009 the Group announced its withdrawal from the intermediary source mortgage market in the UK. At 31 December 2010 this book amounted to £24.7 billion (before impairment provision).

The property and construction sector accounted for 21% or €25 billion of total loans at 31 December 2010 (31 December 2009: 27% or €36 billion). This book consists primarily of investment loans. The level of concentration in the property and construction sector fell during the 12 month period ended 31 December 2010 as a result of the sale of property and construction loans of €9.3 billion (before impairment provisions) to NAMA.

Large Exposures

The Group's Risk Appetite Statement, Credit Concentration Policy and regulatory guidelines set out the maximum exposure limits to a customer or a group of connected customers. The policy and regulatory guidelines cover both bank and non-bank counterparties.

Individual non-bank credit exposures are limited to 10% of Tier 1 capital. The Group's Risk Appetite Statement specifies a range of exposure limits for credit concentration risk. The Group also monitors single customer exposure against regulatory guidelines.

At 31 December 2010, the Group's top 50 non-Bank exposures (including off balance sheet exposures) amounted to €11.8 billion (31 December 2009: €13.6 billion). Of this amount at 31 December 2010, €0.9 billion relates to assets held for sale to NAMA (31 December 2009: €3.7 billion).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

Credit Risk Assessment and Measurement

All credit transactions are assessed at origination for credit quality and the borrower is assigned a credit grade based on a predefined credit rating scale. The risk, and consequently the credit grade, is reassessed periodically as part of the transaction review process.

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

•
Loss Given Default (LGD): the loss incurred (after the realisation of any collateral) on a specific transaction should the borrower default, expressed as a percentage of EAD; and

•
Maturity: the contractual or estimated time period until an exposure is fully repaid or cancelled.

These measures are used to calculate expected loss and are fully embedded in, and form an essential component of, the Group's operational and strategic credit risk management and credit pricing practices.

For the Group's retail consumer and smaller business portfolios, which are characterised by a large volume of customers with smaller individual exposures, the credit risk assessment is grounded on application and behavioural scoring tools. For larger commercial and corporate customers, the risk assessment is underpinned by statistical risk rating models which incorporate quantitative information from the customer (e.g. financial accounts) together with a qualitative assessment of non-financial risk factors such as management quality and market / trading outlook.

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

Risk modelling is also applied at a portfolio level in the Group's credit businesses to guide economic capital allocation and strategic portfolio management.

The measures to calculate credit risk referred to above are used to calculate expected loss. A different basis is used to derive the amount of incurred credit losses for financial reporting purposes. For financial reporting purposes, impairment allowances are recognised only with respect to losses that have been incurred at the balance sheet date based on objective evidence of impairment.

Credit Risk Mitigation

An assessment of the borrower's ability to service and repay the proposed level of debt is undertaken for credit requests and is a key element in the Group's approach to mitigating risk. In addition, the Group

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

mitigates credit risk through the adoption of both proactive preventative measures (e.g. controls and limits) and the development and implementation of strategies to assess and reduce the impact of particular risks, should these materialise (e.g. hedging, securitisation and collateralisation).

Controls and limits

The Group imposes risk control limits and guide points to mitigate significant concentration risk. These limits and guide points are informed by the Group's Risk Appetite Statement.

The GRPC approves country maximum exposure limits based on the Group's country risk rating models which are supported by external ratings.

Maximum exposure limits for lending to banks are also approved by the GRPC for each rating category based on credit risk modelling techniques combined with expert judgement.

Risk transfer and financing strategies

The objective of risk mitigation / transfer is to limit the risk impact to acceptable (quantitative and qualitative) levels.

Where the risk review process indicates the possible emergence of undue risk concentrations, appropriate risk transfer and mitigation options are explored and recommended to the Portfolio Review Committee (PRC). The Group currently makes very limited use of credit derivatives for credit risk mitigation purposes.

Collateral

Credit risk mitigation includes the requirement to obtain collateral, depending on the nature of the product and local market practice, as set out in the Group's policies and procedures. The nature and level of collateral required depends on a number of factors including, but not limited to, the amount of the exposure, the type of facility made available, the term of the facility, the amount of the borrower's own cash input and an evaluation of the level of risk or probability of default.

Various types of collateral are accepted, including property, securities, cash, guarantees and insurance, grouped broadly as follows:

•
Financial collateral (lien over deposits, shares, etc.);

•
Residential and commercial real estate;

•
Physical collateral (plant and machinery, stock, etc.); and

•
Other collateral (debtors, guarantees, insurance, etc.).

The Group's requirements around completion, valuation and management requirements for collateral are set out in appropriate Group or business unit policies and procedures. The Group has availed of the option under International Financial Reporting Standards (IFRS) 7 not to disclose the fair value of collateral held against past due or impaired financial assets given that it is operationally impracticable.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

Loan Loss Provisioning Methodology

Through its ongoing credit review processes, the Group seeks early identification of deteriorating loans with a view to taking corrective action to prevent the loan becoming impaired. Typically, loans that are at risk of impairment are managed by dedicated specialist units/debt collection teams focused on working-out loans.

The identification of loans for assessment as impaired is driven by the Group's credit risk rating systems. It is the Group's policy to provide for impairment promptly and consistently across the loan book. For those loans that become impaired, the focus is to minimise the loss that the Group will incur from such impairment. This may involve entering into restructuring arrangements or action to enforce security.

All credit exposures, either individually or collectively, are regularly reviewed for objective evidence of impairment. Where such evidence of impairment exists, the exposure is measured for an impairment provision. The criteria used to determine if there is objective evidence of impairment include:

•
delinquency in contractual payments of principal or interest;

•
cash flow difficulties;

•
breach of loan covenants or conditions;

•
deterioration of the borrower's competitive position;

•
deterioration in the value of collateral;

•
external rating downgrade below an acceptable level; and

•
initiation of bankruptcy proceedings.

Where objective evidence of impairment exists, as a result of one or more past events, the Group is required to estimate the recoverable amount of the exposure or group of exposures.

For financial reporting purposes, loans on the balance sheet that become impaired are written down to their estimated recoverable amount. The amount of this write down is taken as an impairment charge in the income statement.

The Group's impairment provisioning methodologies are compliant with IFRS. International Accounting Standard (IAS) 39 requires that there is objective evidence of impairment and that the loss has been incurred. The standard does not permit the recognition of expected losses, no matter how likely these expected losses may appear.

All exposures are assessed for impairment either individually or collectively.

Methodology for Individually Assessing Impairment

An individual impairment assessment is performed for any exposure for which there is objective evidence of impairment and where the exposure is above an agreed threshold. The carrying amount of the exposure net of the estimated recoverable amount (and thus the specific provision required) is calculated using a discounted cashflow analysis. This calculates the estimated recoverable amount as the present value of the estimated future cash flows, discounted at the exposure's original effective interest rate (or the current effective interest rate for variable rate exposures). The estimated future cashflows include forecasted

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

principal and interest payments (not necessarily contractual amounts due) including cash flows, if any, from the realisation of collateral / security held, less realisation costs.

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

Methodology for establishing incurred but not reported (IBNR) provisions

Impairment provisions are also recognised for losses not specifically identified but which, experience and observable data indicate, are present in the portfolio at the date of assessment. These are described as incurred but not reported provisions. Statistical models are used to determine the appropriate level of IBNR provisions. These models estimate latent losses taking into account three observed and / or estimated factors:

•
loss emergence rates (based on historic grade migration experience or probability of default);

•
the emergence period (historic experience, adjusted to reflect the current conditions and the credit management model); and

•
loss given default rates (loss and recovery rates using historical loan loss experience, adjusted where appropriate to reflect current observable data).

Account performance is reviewed periodically to confirm that the credit grade or probability of default assigned remains appropriate and to determine if impairment has arisen. For consumer and smaller ticket commercial exposures, the review is largely based on account behaviour and is highly automated. Where there are loan arrears, excesses, dormancy, etc. the account is downgraded to reflect the higher underlying risk. For larger commercial loans the relationship manager re-assesses the risk at least annually (more frequently if circumstances or grade require) and re-affirms or amends the grade (credit and PD grade) in light of new information or changes (e.g. up to date financials or changed market outlook). Grade migration and adjusted PD grades are analysed for inclusion in the loss model. Recent data sets are used in order to capture current trends rather than averaging over a period which might include earlier and less stressed points in the credit cycle.

The emergence period is calculated using historical loan loss experience. Given the current economic environment the emergence periods are adjusted to reflect the more intensive credit management model in place, where all vulnerable portfolios are reviewed on a shortened cycle. The range of emergence periods is typically three to nine months.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

The loss given default (LGD) is calculated using historical loan loss experience and is adjusted where appropriate to apply management's credit expertise to reflect current observable data (including an assessment of the deterioration in the property sector, discounted collateral values, rising unemployment and reduced repayment prospects, etc).

An analysis of the Group's impairment provisions at 31 December 2010 is set out on pages F-190 to F-193 and note 28.

Other factors taken into consideration in estimating provisions include domestic and international economic climates, changes in portfolio risk profile and the effect of any external factors such as legal or competition requirements.

Whilst provisioning is an ongoing process, all business units formally review and confirm the appropriateness of their provisioning methodologies and the adequacy of their impairment provisions on a half yearly basis. Their conclusions are reviewed by the Credit & Market Risk function and the GRPC.

The Group's provisioning methodology is approved by the GRPC on a half yearly basis.

The quantum of the Group's loan loss charge, impaired loan balances and provisions is also reviewed by the GRPC half yearly, in advance of providing a recommendation to the Group Audit Committee.

Methodologies for valuation of collateral

Where cash flows arising from the realisation of collateral held are included in impairment assessments, management typically rely on valuations or business appraisals from independent external professionals. However, in the case of land and development property assets, in particular in Ireland, where restricted market liquidity continues to be a feature of the market, the Group uses estimated cashflows based on valuations from the most appropriate source available for the asset in question. These valuation methodologies include formal written valuations from independent external professionals, desktop valuations informed by consultations with external valuers, local market knowledge made available by relevant bank management and / or residual value methodologies.

(1)   Formal written valuations from independent external professionals:

Up to date, independent, professional valuations in writing are sought in circumstances where there continues to be sufficient transactional evidence and market liquidity to support an expert objective view. These circumstances are more likely to exist in markets outside Ireland and / or where land and development property assets are at or near practical completion. External qualified firms with appropriate knowledge of the particular market are commissioned to provide formal written valuations, including an assessment of the timeline for disposal, in respect of the property.

(2)   Desktop valuations informed by consultations with external valuers:

Given the significant dislocation experienced in property markets, the requirements for sufficient transactional evidence and market liquidity to support a formal written expert view is not always met. Whilst less formal than written valuations, verbal consultations with external valuers familiar with local market conditions provide general information on market developments, trends and outlook. These consultations are used to benchmark asset values and the potential timeline for realisation and form the basis for the estimation of the recoverable amount to be used for impairment provisioning.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

(3)   Local market knowledge made available by relevant bank management:

Local market knowledge made available by relevant bank management occurs typically where the loan and underlying property asset are relatively small and illiquid. In such cases, estimated valuations of undeveloped sites may be expressed on a 'per plot' basis if there is suitable zoning / planning in place, whereas unzoned rural land may be assumed to have only agricultural value.

(4)   Residual value methodologies:

Residual value methodologies are used to estimate the current value of a site or part-completed development based on a detailed appraisal that assesses the costs (building, funding and other costs) and receipts (forecast sales and / or lettings) associated with bringing a development to completion. This approach looks at the cost of developing the asset and assessing the expected cashflows from completing the development to determine the residual value to the Group. The type, size and location of the property asset and its development potential and marketability are key factors in this assessment process. The Group may look to some of the other valuation methodologies outlined earlier e.g. residual value methodologies may look to formal professional valuations, verbal consultations with external professionals or local market knowledge made available by relevant bank management, in determining the appropriate inputs to this analysis.

The appropriate methodology applied depends in part on the options available to management to maximise recovery which are driven by the particular circumstances of the loan and underlying collateral, e.g. the degree of liquidity and recent transactional evidence in the relevant market segment, the type, size and location of the property asset and its development potential and marketability.

Irrespective of the valuation methodology applied, it is Group policy to review individually significant impaired loans quarterly, with the review including a reassessment of the recovery strategy, the continued appropriateness of the valuation methodology and the adequacy of the impairment provision.

Where information is obtained between reviews that impacts expected cashflows (e.g. evidence of comparable transactions emerging, changes in local market conditions, etc.), an immediate review and assessment of the required impairment provision is undertaken.

In all cases where the valuation methodologies outlined for land and development loans are used, the initial recommendation of the realisable value and the timeline for realisation are arrived at by specialist work out units. These estimated valuations are subject to review, challenge and, potentially, revision by experienced independent credit professionals in underwriting units within the Credit & Market Risk function and are ultimately approved in line with delegated authority upon the recommendation of the credit underwriting unit. At all approval levels, the impairment provision and the underlying valuation methodology is reviewed and challenged for appropriateness, adequacy and consistency.

The Group operates a tiered approval framework for impairment provisions, depending on the exposure or impairment provision amount, which are approved by various delegated authorities up to Credit Committee level.

Land and development property loans within the Group's property and construction portfolio is the principal asset class where one or more valuation methods as described above are applied. Including loans held for sale to NAMA, land and development property loans total €5 billion or 4% of total loans at 31 December 2010 (before impairment provisions) (31 December 2009: €11 billion 8% of total loans).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

After applying one or more of the above methodologies, the resulting valuations for impaired land and development assets show a wide range of discounts (typically between 40% and 90%) to the estimated peak market values for the underlying property collateral assets. Key influencing factors as to the level of discount include the type of property asset (with undeveloped land incurring a relatively high discount), the status of zoning and planning and the location in terms of both jurisdiction / region and proximate environment, e.g. whether city centre, suburban, provincial town or rural.

Asset Quality—Financial Assets

The Group classifies financial assets as 'neither past due nor impaired', 'past due but not impaired' and 'impaired' in line with the requirements of IFRS 7.

The Group uses internal ratings, based on an assessment of the credit quality of the customer, as part of its credit risk management system. A thirteen point credit grade rating scale is used for more complex, individually managed exposures, including wholesale, corporate and business lending. A seven point credit grade rating scale is used for standard products (including mortgages, personal and small business loans). Both credit scales have a defined relationship with the Group's Probability of Default (PD) scale.

Other financial assets are assigned an internal rating supported by external ratings of the major rating agencies.

Loans and advances to customers and loans held for sale to NAMA are assigned an internal credit grade by the Group based on an assessment of the credit quality of the borrower.

'Neither past due nor impaired' ratings are summarised as set out below:

Mappings to external rating agencies are indicative only, as additional factors such as collateral will be taken into account by the Group in assigning a credit grade to a counterparty.

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

•
satisfactory quality ratings apply to good quality financial assets that are performing as expected, including loans and advances to small and medium sized enterprises, leveraged entities and more recently established businesses. Satisfactory quality ratings also include some element of the Group's retail portfolios. Satisfactory quality ratings are derived from grades 5 to 7 on the thirteen point grade scale, grade 3 on the seven point grade scale and external ratings equivalent to BBB-, BB+, BB and BB-. In addition, satisfactory quality ratings also apply to modified mortgages that are neither past due nor impaired;

•
acceptable quality ratings apply to customers with increased risk profiles that are subject to closer monitoring and scrutiny by lenders with the objective of managing risk and moving accounts to an improved rating category. Acceptable quality ratings are derived from grades 8 and 9 on the thirteen point grade scale, grade 4 outstandings within the seven point scale and external ratings equivalent to B+; and

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

•
the lower quality but neither past due nor impaired rating applies to those financial assets that are neither in arrears nor impaired but where the Group requires a work down or work out of the relationship unless an early reduction in risk is achievable. Lower quality ratings are derived from outstandings within rating grades 10 and 11 on the thirteen point grade scale and grade 5 on the seven point grade scale and external ratings equivalent to B or below.

'Past due but not impaired' loans are defined as follows:

•
loans where repayment of interest and / or principal are overdue by at least one day but which are not impaired.

'Impaired' loans are defined as follows:

•
loans with a specific impairment provision attaching to them together with loans (excluding residential mortgages) which are more than 90 days in arrears.

•
all assets in grades 12 and 13 on the thirteen point grade scale and grades 6 and 7 on the seven point grade scale are impaired.

Loans and advances to customers

At 31 December 2010 and at 31 December 2009, the Group classified those loans and advances to customers expected to transfer to NAMA as 'loans held for sale to NAMA', and an analysis of these loans is set out on pages F-191 to F-200. The following tables and analysis excludes these loans held for sale to NAMA and, in respect of 31 December 2010 are stated net of transfers to NAMA during the year.

Book composition (before impairment provisions)

Loans and advances to customers	€m	31 December 2010%	€m	31 December 2009%
Residential mortgages	60,266	51%	60,402	49%
Non-property SME and corporate	31,073	26%	34,140	28%
Property and construction	24,394	20%	23,554	19%
Consumer	3,699	3%	4,340	4%

Loans and advances to customers	119,432	100%	122,436	100%

The Group's loans and advances to customers at 31 December 2010 were €119 billion before impairment provisions compared to €122 billion before impairment provisions at 31 December 2009. Residential mortgages accounted for 51% of total loans and advances to customers at 31 December 2010 compared to 49% at 31 December 2009. The other loan portfolios account for broadly equivalent proportions of the loan book at 31 December 2010 and at 31 December 2009.

Risk profile of loans and advances to customers

The tables and analysis below summarise the Group's loans and advances to customers over the following categories: 'neither past due nor impaired', 'past due but not impaired' and 'impaired'. Exposures are before provisions for impairment.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

31 December 2010

Loans and advances to customer	Residential Mortgages €m	Non- Property SME and corporate €m	Property and construction €m	Consumer €m	Total €m
Neither past due nor impaired	55,575	26,926	16,938	3,119	102,558
Past due but not impaired	3,614	490	1,579	209	5,892
Impaired	1,077	3,657	5,877	371	10,982

Total	60,266	31,073	24,394	3,699	119,432

31 December 2009

Loans and advances to customer	Residential Mortgages €m	Non- Property SME and corporate €m	Property and construction €m	Consumer €m	Total €m
Neither past due nor impaired	56,600	30,821	19,390	3,661	110,472
Past due but not impaired	3,331	625	968	253	5,177
Impaired	471	2,694	3,196	426	6,787

Total	60,402	34,140	23,554	4,340	122,436

Loans and advances to customers classified as 'neither past due nor impaired' amounted to €103 billion or 86% of the Group's loan book at 31 December 2010 compared to €110 billion or 90% at 31 December 2009.

The 'past due but not impaired' category amounted to €5.9 billion or 5% of loans and advances to customers at 31 December 2010 compared to €5.2 billion or 4% of loans and advances to customers at 31 December 2009. The movement is primarily driven by continued deterioration in the construction and property sector.

'Impaired' loans increased from €6.8 billion or 6% of loans and advances to customers at 31 December 2009 to €11 billion or 9% of loans and advances to customers at 31 December 2010, an increase of 62%. This increase in impaired loans reflects the continued slowdown in economic activity, high levels of unemployment, lower disposable income, poor consumer sentiment, business insolvencies, falling asset values and low levels of transactions and illiquidity in property markets during the twelve month period ended 31 December 2010.

'Neither past due nor impaired':

The tables below provide an analysis of loans and advances to customers 'neither past due nor impaired' by asset classification based on an assessment of the credit quality of the borrower.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

31 December 2010

Loans and advances to customers neither past due nor impaired	Residential Mortgages €m	Non- Property SME and corporate €m	Property and construction €m	Consumer €m	Total €m
High Quality	54,009	6,987	2,085	2,268	65,349
Satisfactory Quality	1,566	12,777	7,595	788	22,726
Acceptable Quality	—	4,989	5,114	63	10,166
Lower Quality but not past due nor impaired	—	2,173	2,144	—	4,317

Total	55,575	26,926	16,938	3,119	102,558

31 December 2009

Loans and advances to customers neither past due nor impaired	Residential Mortgages €m		Non- Property SME and corporate €m	Property and construction €m	Consumer €m	Total €m
High Quality	55,085		8,298	1,073	2,683	67,139
Satisfactory Quality	1,515	(1)	15,712	11,060	893	29,180
Acceptable Quality	—		5,098	6,197	85	11,380
Lower Quality but not past due nor impaired	—		1,713	1,060	—	2,773

Total	56,600		30,821	19,390	3,661	110,472

(1)
As a result of changes in the classification of modified mortgages that are 'neither past due nor impaired' from high quality to satisfactory quality during the twelve month period ended 31 December 2010, the table at 31 December 2009 has been amended to reflect this reclassification.

'Past due but not impaired':

The tables below provide an aged analysis of loans and advances to customers 'past due but not impaired' by asset classification. Amounts arising from operational and / or timing issues that are outside the control of customers are generally excluded.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

31 December 2010

Loans and advances to customers past due but not impaired	Residential Mortgages €m	Non- Property SME and corporate €m	Property and construction €m	Consumer €m	Total €m
Past due up to 30 days	1,221	303	801	114	2,439
Past due 31–60 days	590	108	302	69	1,069
Past due 61–90 days	332	79	476	26	913
Past due more than 90 days	1,471	—	—	—	1,471

Total	3,614	490	1,579	209	5,892

31 December 2009

Loans and advances to customers past due but not impaired	Residential Mortgages €m	Non- Property SME and corporate €m	Property and construction €m	Consumer €m	Total €m
Past due up to 30 days	1,159	440	495	132	2,226
Past due 31–60 days	531	115	324	86	1,056
Past due 61–90 days	281	70	149	29	529
Past due more than 90 days	1,360	—	—	6	1,366

Total	3,331	625	968	253	5,177

The tables above highlight that the volume of Residential mortgages that are past due but not impaired has increased by 8.5% from €3.3 billion at 31 December 2009 to €3.6 billion at 31 December 2010. The volume of Residential mortgages that are past due more than 90 days has increased from €1.4 billion at 31 December 2009 to €1.5 billion at 31 December 2010. This reflects the impact on the level of arrears from the ongoing economic slowdown in Ireland, including lower levels of employment, reduced disposable income and falling house prices.

The volume of Non-property SME and corporate loans that are 'past due but not impaired' has fallen from €0.6 billion at 31 December 2009 to €0.5 billion at 31 December 2010, which primarily reflects the downward migration of some loans into 'impaired' but also the impact of the more favourable European and global outlook which has helped the larger corporate customers who are focused internationally to perform better.

The volume of Property and construction loans that are 'past due but not impaired' has increased from €1.0 billion at 31 December 2009 to €1.6 billion at 31 December 2010. This increase primarily reflects continued challenging conditions in the construction and property market.

The volume of Consumer loans which are 'past due but not impaired' amounted to €0.2 billion at 31 December 2010 compared to €0.3 billion at 31 December 2009.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

'Impaired':

The tables below provide an analysis of 'impaired' loans and advances to customers by asset classification.

31 December 2010

Loans and advances to customers Composition and Impairment	Advances €m	Impaired loans €m	Impaired loans as % of advances %	Impairment provisions €m	Impairment Provisions As % of Impaired Loans %
Residential mortgages	60,266	1,077	1.8%	725	67%
Non-property SME and corporate	31,073	3,657	11.8%	1,474	40%
Property and construction	24,394	5,877	24.1%	2,455	42%
Consumer	3,699	371	10.0%	321	87%

Loans and advances to customers	119,432	10,982	9.2%	4,975	45%

31 December 2009

Loans and advances to customers Composition and Impairment	Advances €m	Impaired loans €m	Impaired loans as % of advances %	Impairment provisions €m	Impairment Provisions As % of Impaired Loans %
Residential mortgages	60,402	471	0.8%	359	76%
Non-property SME and corporate	34,140	2,694	7.9%	1,134	42%
Property and construction	23,554	3,196	13.6%	1,124	35%
Consumer	4,340	426	9.8%	380	89%

Loans and advances to customers	122,436	6,787	5.5%	2,997	44%

Loans and advances to customers reduced by 2% or €3 billion, from €122 billion at 31 December 2009 to €119 billion at 31 December 2010 due to muted demand for new lending, actions taken by customers to reduce their levels of debt and deleveraging initiatives undertaken by the Group.

'Impaired' loans increased from €6.8 billion or 5.5% of Loans and advances to customers at 31 December 2009 to €11 billion or 9.2% at 31 December 2010. The loan book continued to be impacted by difficult economic conditions which have resulted in falling asset values and low levels of transactions and illiquidity in property markets, high levels of unemployment, lower disposable incomes, poor consumer sentiment and the heightened level of business insolvencies.

The stock of impairment provisions of €5.0 billion at 31 December 2010 represented 45% of impaired loans (31 December 2009: impairment provisions of €3.0 billion representing 44% of impaired loans).

Total Residential mortgages impaired loans increased to €1.1 billion or 1.8% of the loan book at 31 December 2010 from €0.5 billion or 0.8% of the loan book at 31 December 2009. Mortgage arrears in Ireland increased significantly in 2010 impacted by the ongoing economic slowdown including lower levels of employment, lower disposable income and continuing declines in house prices. In addition the buy to let

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

element of the Irish residential mortgage book is impacted by a lower demand for rental properties caused in part by net migration out of Ireland which, together with the existing levels of over supply in the housing market has put downward pressure on rental income in recent years. The housing market in Ireland is now not expected to stabilise until at least late 2012 and the Group has revised its expectation of house price decline such that it now expects prices to reduce by up to 55% (previous expectation 45%) from their peak level in the fourth quarter of 2006. The position in the UK is more stable and the level of Residential mortgage arrears increased only marginally year on year.

Non-property SME and corporate impaired loans increased to €3.7 billion or 11.8% of the loan book at 31 December 2010 from €2.7 billion or 7.9% of the loan book at 31 December 2009. Impairment provisions increased from €1.1 billion at 31 December 2009 or 42% of the impaired loans to €1.5 billion or 40% of the impaired loans at 31 December 2010. Impaired loans and impairment provisions increased during the twelve month period ended 31 December 2010 as the stressed economic conditions continued to negatively impact business activity, particularly in Ireland. In addition, a continuation of poor consumer sentiment and the heightened level of business insolvencies have caused general pressure on the SME sector. Those sectors correlated with consumer spending were particularly impacted. Separately, the more favourable European and global outlook meant that larger corporate customers who were focussed internationally continued to perform better. In particular, the leveraged acquisition finance portfolio which is very well spread geographically and sectorally has benefitted from the global economic recovery and has achieved some provision write-backs.

Impaired loans in the Property and construction portfolio increased from €3.2 billion or 13.6% of the portfolio at 31 December 2009 to €5.9 billion or 24.1% of the portfolio at 31 December 2010. The level of impaired loans in the investment property portfolio at 31 December 2010 is impacted by the underlying economic conditions, reduced asset values and low levels of transactions and illiquidity in property markets which have continued to reduce rental flows and recovery prospects. The low level of transactions in the Irish commercial property sector is due to a lack of risk appetite among investors given the current economic downturn and given the uncertainties that exist in the Irish property market.

Consumer impaired loans amounted to €0.4 billion or 10% of the loan portfolio at 31 December 2010 (31 December 2009: impaired loans of €0.4 billion or 9.8% of the loan portfolio).

Loans held for sale to NAMA—composition by division

The tables below set out an analysis of the loans held for sale to NAMA by division.

31 December 2010 Loans held for sale to NAMA Composition by division	Assets €m	Impairment provisions €m	Carrying value €m
Retail Republic of Ireland	5	—	5
UK Financial Services	644	29	615
Capital Markets	219	46	173

Loans held for sale to NAMA	868	75	793

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

31 December 2009 Loans held for sale to NAMA Composition by division	Assets €m	Impairment provisions €m	Carrying value €m
Retail Republic of Ireland	3,525	1,063	2,462
UK Financial Services	3,573	817	2,756
Capital Markets	5,137	898	4,239

Loans held for sale to NAMA	12,235	2,778	9,457

Loans held for sale to NAMA—composition by portfolio

The table below sets out the composition by portfolio of loans held for sale to NAMA.

Loans held for sale to NAMA (before impairment provisions)	31 December 2010 €m	31 December 2009 €m
Residential mortgages	—	68
Non-property SME and corporate	—	211
Property and construction	868	11,956
Consumer	—	—

Loans held for sale to NAMA (before impairment provisions)	868	12,235

The Group's loans held for sale to NAMA at 31 December 2010 amounted to €0.9 billion (before impairment provisions) compared to €12.2 billion (before impairment provisions) at 31 December 2009. During the twelve month period ended 31 December 2010, the Group sold €9.4 billion of assets (before impairment provisions) to NAMA.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

Loans held for sale to NAMA—composition by risk profile

31 December 2010

Loans held for sale to NAMA (before impairment provisions)	Residential Mortgages €m	Non- Property SME and corporate €m	Property and construction €m	Total €m
Neither past due nor impaired	—	—	455	455
Past due but not impaired	—	—	11	11
Impaired	—	—	402	402

Loans held for sale to NAMA (before impairment provisions)	—	—	868	868

31 December 2009

Loans held for sale to NAMA (before impairment provisions)	Residential mortgages €m	Non- Property SME and corporate €m	Property and construction €m	Total €m
Neither past due nor impaired	30	97	5,289	5,416
Past due but not impaired	38	2	215	255
Impaired	—	112	6,452	6,564

Loans held for sale to NAMA (before impairment provisions)	68	211	11,956	12,235

Loans held for sale to NAMA which were classified as 'neither past due nor impaired' amounted to €0.5 billion at 31 December 2010 compared to €5.4 billion at 31 December 2009.

Loans held for sale to NAMA which were classified as 'past due but not impaired' amounted to €0.01 billion at 31 December 2010 compared to €0.3 billion at 31 December 2009.

Loans held for sale to NAMA which were classified as 'impaired loans' amounted to €0.4 billion at 31 December 2010 compared to €6.6 billion at 31 December 2009.

'Neither past due nor impaired':

The tables below provide an analysis of loans held for sale to NAMA which are 'neither past due nor impaired' by asset classification based on an assessment of the credit quality of the borrower.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

31 December 2010

Risk Profile Loans held for sale to NAMA neither past due nor impaired	Residential Mortgages €m	Non- Property SME and corporate €m	Property and construction €m	Total €m
High Quality	—	—	38	38
Satisfactory Quality	—	—	90	90
Acceptable Quality	—	—	267	267
Lower Quality but not past due nor impaired	—	—	60	60

Total	—	—	455	455

31 December 2009

Risk Profile Loans held for sale to NAMA neither past due nor impaired	Residential Mortgages €m	Non- Property SME and corporate €m	Property and construction €m	Total €m
High Quality	30	5	526	561
Satisfactory Quality	—	40	1,974	2,014
Acceptable Quality	—	32	2,234	2,266
Lower Quality but not past due nor impaired	—	20	555	575

Total	30	97	5,289	5,416

'Past due but not impaired':

The tables below provide an aged analysis of loans held for sale to NAMA which are 'past due but not impaired' by asset classification. Amounts arising from operational and / or timing issues that are outside the control of customers are generally excluded.

31 December 2010

Risk Profile Loans held for sale to NAMA past due but not impaired	Residential Mortgages €m	Non- Property SME and corporate €m	Property and construction €m	Total €m
Past due up to 30 days	—	—	—	—
Past due 31–60 days	—	—	11	11
Past due 61–90 days	—	—	—	—
Past due more than 90 days	—	—	—	—

Total	—	—	11	11

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

31 December 2009

Risk Profile Loans held for sale to NAMA past due but not impaired	Residential Mortgages €m	Non- Property SME and corporate €m	Property and construction €m	Total €m
Past due up to 30 days	—	2	95	97
Past due 31–60 days	—	—	15	15
Past due 61–90 days	38	—	105	143
Past due more than 90 days	—	—	—	—

Total	38	2	215	255

'Impaired':

The tables below set out an analysis of the 'impaired' loans held for sale to NAMA by asset classification.

31 December 2010

Loans held for sale to NAMA Composition and Impairment	Advances €m	Impaired loans €m	Impaired loans as % of advances €m	Impairment provisions €m	Impairment provisions as % of Impaired loans €m
Residential mortgages	—	—	—	—	—
Non-property SME and corporate	—	—	—	—	—
Property and construction	868	402	46.3%	75	19%

Loans held for sale to NAMA	868	402	46.3%	75	19%

31 December 2009

Loans held for sale to NAMA Composition and Impairment	Advances €m	Impaired loans €m	Impaired loans as % of advances €m	Impairment provisions €m	Impairment provisions as % of Impaired loans €m
Residential mortgages	68	—	—	—	—
Non-property SME and corporate	211	112	53.1%	18	16%
Property and construction	11,956	6,452	54.0%	2,760	43%

Loans held for sale to NAMA	12,235	6,564	53.6%	2,778	42%

The Group's loans held for sale to NAMA at 31 December 2010 amounted to €0.9 billion (before impairment provisions) compared to €12.2 billion (before impairment provisions) at 31 December 2009. During the twelve month period ended 31 December 2010, the Group sold €9.4 billion of assets (before impairment provisions) to NAMA.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

The stock of impairment provisions of €0.1 billion at 31 December 2010 represented 19% of impaired loans (31 December 2009: impairment provisions of €2.8 billion representing 42% of impaired loans). The reduction in the stock of impairment provisions is due to the sale of assets to NAMA during the twelve month period ended 31 December 2010.

Impairment charges on loans and advances to customers (including assets sold or held for sale to NAMA)

	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Impairment charge on loans and advances to customers (including assets sold or held for sale to NAMA) (note 14)	2,116	4,055	1,435

Impairment charge relating to:
Loans and advances to customers (excluding assets sold or held for sale to NAMA)	1,887	2,371	*
Assets sold or held for sale to NAMA	229	1,684	*

*
As the establishment of NAMA was announced in April 2009 and the relevant legislation was enacted in November 2009, the comparable information for the year ended 31 March 2009 is not available.

Impairment charges on Loans and Advances to Customers (excluding assets sold or held for sale to NAMA)

The ongoing economic downturn, high levels of unemployment, lower disposable income, falling asset values, poor consumer sentiment, business insolvencies and low levels of transactions and illiquidity in property markets are the key drivers of the impairment charges across the Group's loan portfolios.

The impairment charges on loans and advances to customers (excluding assets sold or held for sale to NAMA) of €1,887 million for the twelve month period ended 31 December 2010 decreased by €484 million compared to the impairment charge of €2,371 million for the nine month period ended 31 December 2009 reflecting the lower impairment charges on the Property and construction portfolio, the Non-property SME and corporate portfolio as well as the Consumer portfolio, partly offset by the higher impairment charges on Residential mortgages.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

Impairment charge on loans and advances to customers (excluding assets sold or held for sale to NAMA)	Year ended 31 December 2010 €m	*Restated 9 months ended 31 December 2009 €m
Residential mortgages	407	231
Non-property SME and corporate	609	655
Property and construction	744	1,319
Consumer	127	166

Impairment charge on loans and advances to customers (excluding assets sold or held for sale to NAMA)	1,887	2,371

*
The impairment charge on loans and advances to customers and assets sold or held for sale to NAMA have been restated for the nine month period ended 31 December 2009 to reflect changes in the eligibility criteria for loans sold to NAMA during 2010 with no change to the total impairment charge (further details are set out in note 14 on page F-67).

Impairment charges on Residential mortgages increased by €176 million from €231 million for the nine month period ended 31 December 2009 to €407 million for the twelve month period ended 31 December 2010. The ongoing economic slowdown in Ireland including lower levels of employment reduced disposable income and falling house prices continued to adversely impact the level of mortgage arrears which increased significantly in 2010. In addition the buy to let element of the Irish residential mortgage book is impacted by a lower demand for rental properties caused in part by net migration out of Ireland which, together with the existing levels of oversupply in the housing market has put downward pressure on rental income in recent years. This has led to an increase in impaired loans with a corresponding increase in the impairment charge. The housing market in Ireland is now not expected to stabilise until at least late 2012 and the Group has revised its expectation of house price decline such that it now expects prices to reduce by up to 55% (previous expectation 45%) from their peak level in the fourth quarter of 2006. In the UK the level of Residential mortgage arrears is up marginally year on year and the related impairment charge is below expectations.

The impairment charge on the Non-property SME and corporate loan portfolio was €609 million for the twelve month period ended 31 December 2010 compared to €655 million for the nine month period ended 31 December 2009. Despite the longer reporting period the impairment charge on this portfolio has reduced. The more favourable European and global outlook means that larger corporate customers who are focused internationally continue to perform better. Losses in Corporate Banking in the twelve month period ended 31 December 2010 are significantly lower than in the nine month period ended 31 December 2009. In particular, the leveraged acquisition finance portfolio which is very well spread geographically and sectorally has benefited from the global economic recovery and has achieved some provision write-backs. However the stressed economic conditions particularly in Ireland, a continuation of poor consumer sentiment and the heightened level of business insolvencies have negatively impacted trading conditions and caused general pressure on the SME sectors. Those sectors correlated with consumer spending are particularly impacted. As a result, for the SME sectors, the level of impaired loans and the related impairment charges and impairment provisions have increased.

The impairment charge of €744 million on the Property and construction portfolio for the twelve month period ended 31 December 2010 has reduced by €575 million compared to the impairment charge of €1,319 million for the nine month period ended 31 December 2009. The Property and construction

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

portfolio amounted to €24.4 billion at 31 December 2010 comprising of €19.8 billion of investment property loans and €4.6 billion of land and development loans.

The impairment charge on the investment property element of the Property and construction portfolio was €445 million for the twelve month period ended 31 December 2010 compared to €308 million for the nine month period ended 31 December 2009. Impairment charges on the investment property loan book have increased due to the impact of underlying economic conditions, reduced asset values and low levels of transactions and illiquidity in property markets which have continued, particularly in Ireland, to reduce rental flows and delay recovery prospects. There are few transactions in the Irish commercial property sector due to a lack of risk appetite among investors given the current economic downturn and the uncertainties that exist in the Irish property market.

The impairment charge on the land and development element of the Property and construction portfolio was €299 million for the twelve month period ended 31 December 2010 compared to €1,011 million for the nine month period ended 31 December 2009. The impairment charge in the nine month period ended 31 December 2009 reflected the sharp deterioration in the property market which was significantly impacted by falling property prices, a negative outlook for asset values, oversupply of residential housing stock in Ireland and generally weak economic conditions, particularly in Ireland. In addition, the uncertainties which existed in the latter half of 2009 as the NAMA process evolved led to a low level of transactions in the Irish commercial property sector due to investor uncertainty.

The impairment charge of €127 million on the Consumer loan book for the twelve month period ended 31 December 2010 is €39 million lower compared to the impairment charge of €166 million for the nine month period ended 31 December 2009 despite the longer reporting period as the default rates are better than expected. In addition the loan book has reduced faster than expected reflecting debt repayment and a dearth of demand for new loans and other credit facilities.

The Group maintains its expectation that the impairment charge on the loans and advances to customers (excluding assets held for sale to NAMA) peaked in 2009, reduced in 2010, with anticipated further reductions in subsequent years.

Impairment charges on assets sold or held for sale to NAMA

Assets held for sale to NAMA continue to be assessed for impairment and may incur further impairment charges up to the date of sale to NAMA on a basis and methodology consistent with loans and advances to customers and in accordance with standard accounting practice.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

Impairment charges on assets sold or held for sale to NAMA of €229 million for the twelve month period ended 31 December 2010 reduced by €1,455 million compared to the impairment charge of €1,684 million for the nine month period ended 31 December 2009.

Assets held for sale to NAMA	Year ended 31 December 2010 €m	*Restated 9 months ended 31 December 2009 €m
Residential mortgages	10	6
Non-property SME and corporate	14	4
Property and construction	205	1,674

Impairment charges on assets sold or held for sale to NAMA	229	1,684

*
Impairment charges on loans and advances to customers and assets held for sale to NAMA have been restated for the nine month period ended 31 December 2009 to reflect changes in the eligibility criteria for loans transferring to NAMA during 2010 with no change to the total impairment charge (further details are set out in note 14 on page F-67).

The impairment charge of €205 million on the Property and construction portfolio held for sale to NAMA for the twelve month period ended 31 December 2010 has decreased by €1,469 million compared to the impairment charge of €1,674 million for the nine month period ended 31 December 2009. The impairment charge in the nine month period ended 31 December 2009 reflected the sharp deterioration in the property market which was significantly impacted by falling property prices, a negative outlook for asset values, an oversupply of residential housing stock in Ireland and generally weak economic conditions, particularly in Ireland. In addition, the uncertainties which existed in the latter half of 2009 as the NAMA process evolved led to a low level of transactions in the Irish commercial property sector due to a lack of demand from investors. The Property and construction impairment charge of €205 million in the twelve month period ended 31 December 2010 reflects the impact of underlying economic conditions, reduced asset values and low levels of transactions and illiquidity in property markets which have continued to reduce rental flows and delay recovery prospects.

Nine month period ended 31 December 2009 compared to year ended 31 March 2009

Impairment charges on loans and advances to customers (including assets sold or held for sale to NAMA)	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Residential mortgages	237	127
Non-property SME and Corporate	659	344
Property and Construction	2,993	766
Consumer	166	198

Total	4,055	1,435

The impairment charge on Residential mortgages was €237 million for the nine month period ended 31 December 2009 compared to €127 million for the twelve month period ended 31 March 2009. This increase is due to the impact on the level of arrears from rising unemployment and lower disposable income together with further declining property prices.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

The impairment charge on Non-property SME and corporate was €659 million for the nine month period ended 31 December2009 compared to €344 million for the twelve month period ended 31 March 2009. This increase is due to the impact on customers of the slowdown in economic activity and poor consumer sentiment together with the level of business insolvencies.

The impairment charge on Property and construction was €2,993 million for the nine month period ended 31 December2009 compared to €766 million for the twelve month period ended 31 March 2009. The land and development element within the Property and construction portfolio is most significantly impacted by falling property prices, more negative views of asset values, over supply of residential stock in Ireland and the general weak economic conditions, particularly in Ireland and to a lesser extent in the UK.

The impairment charge on Consumer loans was €166 million for the nine month period ended 31 December 2009 compared to €198 million for the twelve month period ended 31 March 2009. The charge on Consumer loans remains significant due to higher unemployment, high levels of personal indebtedness and lower disposable income.

Financial assets renegotiated that would otherwise be past due or impaired

Renegotiated loans are those facilities at 31 December 2010 which if not renegotiated during the twelve month period ended 31 December 2010 would have been classified as 'impaired' loans or as 'past due but not impaired' loans. The carrying value of these loans at 31 December 2010 is €5.7 billion (31 December 2009: €6.4 billion) and represents borrowers whose loan terms and conditions have been amended in recognition of a change in the borrowers' circumstances. Renegotiated loans are primarily included in the 'Acceptable quality', 'satisfactory' for mortgages and 'Lower quality but not past due nor impaired' classifications and are not deemed to represent a risk of loss at the reporting date.

Loans that have their terms amended but do not meet the requirements for financial assets that are 'neither past due nor impaired', continue to be reported as 'past due but not impaired' or as 'impaired'.

Repossessed collateral

During the twelve month period ended 31 December 2010, the Group took possession of collateral held as security, as follows:

Repossessed collateral	31 December 2010 €m	31 December 2009 €m
Residential properties
Ireland	16	6
UK and other	81	66

	97	72
Other	32	12

Total	129	84

Repossessed collateral are sold as soon as practicable, with the proceeds applied against outstanding indebtedness.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

Asset quality: Other financial instruments

Other financial instruments include available for sale financial assets, NAMA senior bonds, derivative financial instruments, loans and advances to banks, interest receivable and any reinsurance assets. The table below sets out the Group's exposure to Other financial instruments based on the gross amount before provisions for impairment.

Asset Quality: Other financial instruments	€m	31 December 2010%	€m	31 December 2009%
High quality	35,487	92%	33,633	93%
Satisfactory quality	2,025	6%	2,097	6%
Acceptable quality	857	2%	286	1%
Lower quality but not past due nor impaired	114	—	113	—

Neither past due nor impaired	38,483	100%	36,129	100%
Impaired	158	—	12	—

Total	38,641	100%	36,141	100%

Other financial instruments at 31 December 2010 amounted to €38.6 billion, an increase of €2.5 billion as compared with €36.1 billion at 31 December 2009. This increase primarily reflects a higher level of derivative financial assets and loans and advances to banks.

The majority of the Group's exposure to other financial instruments were classified as 'neither past due nor impaired'. The impaired financial instruments primarily relate to the NAMA subordinated bonds and the subordinated debt issued by Allied Irish Banks plc.

Impairment charges on available for sale financial assets

Available for sale financial assets	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Allied Irish Banks plc subordinated bonds	98	—
NAMA subordinated bonds	70	—
Other	—	2

Impairment charges on available for sale financial assets	168	2

In the twelve month period ended 31 December 2010, the Group incurred impairment charges of €168 million on assets in its AFS portfolio. This includes a charge of €98 million on a holding of subordinated debt issued by Allied Irish Banks plc. The Group exchanged these bonds for cash in January 2011 without further loss. In addition the Group incurred an impairment charge of €70 million on NAMA subordinated bonds following the decision by NAMA not to pay the discretionary coupon due on 1 March 2011.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

Liquidity Risk

Key points

•
The heightened concerns regarding European sovereign debt experienced in May and June 2010, resurfaced in the third quarter of 2010 with particular focus on Ireland. These concerns led to multiple notch ratings downgrades for both the Irish sovereign and the Group and created difficult funding conditions for the Group.

•
Reflecting these difficult market conditions, the Group has experienced significant outflows of ratings sensitive customer deposits. The Irish retail deposit base has remained stable and UK retail deposit gathering, through the UK Post Office, has continued to perform well.

•
As a result the Group has increased funding from Monetary Authorities (including the additional liquidity facilities made available by the Central Bank) from €8 billion (net) at 31 December 2009 to €31 billion (net) at 31 December 2010.

Definition of Liquidity Risk

Liquidity risk is the risk that the Group will experience difficulty in financing its assets and / or meeting its contractual payment obligations as they fall due, or will only be able to do so at substantially above the prevailing market cost of funds.

Liquidity risk arises from differences in timing between cash inflows and outflows. Cash inflows are driven, among other things, by the maturity structure of loans and investments held by the Group, while cash outflows are driven by the term of the debt issued by the Group and the outflows from deposit accounts held for customers.

Liquidity risk can increase due to the unexpected lengthening of maturities or non-repayment of assets, a sudden withdrawal of deposits or the inability to refinance maturing debt which are often associated with times of distress or adverse events such as a credit rating downgrade(s) or economic or financial turmoil.

Liquidity Risk Management

The Group's exposure to liquidity risk is governed by the Group's liquidity and funding policy approved by the Court and the GRPC. The objective of the policy is to ensure that the Group can meet its obligations, including deposit withdrawals and funding commitments, as they fall due. The operation of this policy is delegated to the Group's Asset and Liability Committee (ALCO).

Liquidity management within the Group focuses on the overall balance sheet structure together with the control, within prudent limits, of risk arising from the mismatch of maturities of assets and liabilities and the risks arising from undrawn commitments and other contingent liabilities.

Liquidity management consists of two main activities:

•
Tactical liquidity management focuses on monitoring current and expected daily cashflows to ensure that the Group's liquidity needs can be met. This takes account of the Group's access to unsecured funding (customer deposits and wholesale funding) and the liquidity characteristics of a portfolio of highly marketable assets and a portfolio of contingent assets that can be readily converted into funding to cover unforeseen cash outflows; and

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

•
Structural liquidity management focuses on assessing an optimal balance sheet structure taking account of the expected maturity profile of assets and liabilities and the Group's debt issuance strategy.

The Group is required to comply with the liquidity requirements of the Central Bank and also with the requirements of local regulators in those jurisdictions where such requirements apply to the Group.

The Central Bank requires that banks have sufficient resources (cash inflows and marketable assets) to cover 100% of expected cash outflows in the 0 to 8 day time horizon and 90% of expected cash outflows in the 8 day to 30 day time horizon. The Group notified the Central Bank of a temporary breach of regulatory liquidity requirements in January 2011 (that breach was remediated in January 2011) and a breach in April 2011 which was remediated in April 2011. The breaches have been associated with the contraction in unsecured wholesale funding, changes in the eligibility criteria of the ECB and increased usage of Monetary Authority funding. The Actions agreed with the Central Bank to de-lever the balance sheet post the PLAR exercise are expected to reduce the Group's funding and liquidity risk.

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

Liquidity Risk Measurement

The Group's cashflow and liquidity reporting processes provide management with daily liquidity risk information by designated cash flow categories. These processes capture the cash flows from both on balance sheet and off balance sheet transactions.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

The tables below summarise the maturity profile of the Group's financial assets and liabilities, excluding those arising from insurance and participating investment contracts at 31 December 2010 and 31 December 2009 based on the remaining contractual maturity period at the balance sheet date, which agree to the balance sheet. Unit linked investment liabilities and unit linked insurance liabilities with a carrying value of €5,271 million and €7,188 million respectively (31 December 2009: €5,050 million and €6,658 million respectively) are excluded from this analysis as their repayment is linked directly to the financial assets backing these contracts. The Group manages liquidity risk by adjusting the contractual cashflows on the retail deposit books to reflect their inherent stability and on its mortgage book to reflect early repayment of such loans.

31 December 2010

Maturities of financial assets and liabilities	Demand €m	Up to 3 months €m	3–12 months €m	1–5 years €m	Over 5 years €m	Total €m
Assets
Cash and balances at central banks	1,014	—	—	—	—	1,014
Trading securities	—	137	—	8	6	151
Derivative financial instruments	840	382	582	2,759	1,812	6,375
Other financial assets at fair value through profit or loss*	754	20	101	488	1,513	2,876
Loans and advances to banks	3,608	3,679	153	16	2	7,458
Available for sale financial assets*	2	1,342	3,350	7,712	3,060	15,466
NAMA senior bonds	—	—	—	—	5,075	5,075
Loans and advances to customers (before impairment provisions)	3,671	9,481	8,276	32,983	65,021	119,432
Assets classified as held for sale to NAMA (before impairment provisions)	11	460	261	86	61	879

Total	9,900	15,501	12,723	44,052	76,550	158,726

Liabilities
Deposits from banks	359	37,847	411	2,380	78	41,075
Customer accounts	32,377	17,742	10,561	4,352	411	65,443
Derivative financial instruments	815	195	319	2,233	1,883	5,445
Debt securities in issue	—	4,750	3,525	14,280	6,138	28,693
Subordinated liabilities	—	—	—	83	2,692	2,775

Total	33,551	60,534	14,816	23,328	11,202	143,431

*
Excluding equity shares and perpetual funds which have no contractual maturity.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

31 December 2009

Maturities of financial assets and liabilities	Demand €m	Up to 3 months €m	3–12 months €m	1–5 years €m	Over 5 years €m	Total €m
Cash and balances at central banks	4,241	—	—	—	—	4,241
Trading securities	—	18	271	84	30	403
Derivative financial instruments	1,074	140	505	2,185	1,920	5,824
Other financial assets at fair value through profit or loss*	903	86	334	510	1,442	3,275
Loans and advances to banks	2,406	2,543	64	16	2	5,031
Available for sale financial assets*	—	1,359	4,209	12,418	2,898	20,884
Loans and advances to customers (before impairment provisions)	895	8,357	8,672	37,499	67,013	122,436
Assets classified as held for sale to NAMA (before impairment provisions)	3,616	4,037	1,757	2,036	913	12,359

Total	13,135	16,540	15,812	54,748	74,218	174,453

Liabilities
Deposits from banks	128	8,365	8,175	1,006	229	17,903
Customer accounts	36,795	31,410	12,296	3,966	345	84,812
Derivative financial instruments	1,070	445	437	2,289	1,796	6,037
Debt securities in issue	11	13,958	10,677	9,330	9,168	43,144
Subordinated liabilities	—	754	—	—	5,299	6,053
Liabilities classified as held for sale to NAMA (before impairment provisions)	—	—	—	—	1	1

Total	38,004	54,932	31,585	16,591	16,838	157,950

*
Excluding equity shares which have no contractual maturity.

The tables below summarise the contractual maturity profile of the Group's financial liabilities (excluding those arising from insurance and investment contracts in BoI Life and those arising on derivative financial instruments) at 31 December 2010 and 31 December 2009 based on contractual undiscounted repayment obligations. Unit linked investment liabilities and unit linked insurance liabilities with a carrying value of €5,271 million and €7,188 million respectively (31 December 2009: €5,050 million and €6,658 million respectively) are excluded from this analysis as their repayment is linked directly to the financial assets backing these contracts. The Group does not manage liquidity risk on the basis of contractual maturity. Instead the Group manages liquidity risk based on expected cash flows. The balances will not agree directly to the consolidated balance sheet as the table incorporates all cash flows, on an undiscounted basis, related to both principal and interest payments.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

As at 31 December 2010

Contractual maturity	Demand €m	Up to 3 months €m	3–12 months €m	1–5 years €m	Over 5 years €m	Total €m
Deposits from banks	359	37,892	433	2,467	85	41,236
Customer accounts	32,377	17,913	10,893	4,666	522	66,371
Debt securities in issue	—	4,902	3,935	15,480	7,756	32,073
Subordinated liabilities	—	176	138	1,196	3,631	5,141
Contingent liabilities	2,116	—	—	—	—	2,116
Commitments	16,940	—	—	6,601	—	23,541

Total	51,792	60,883	15,399	30,410	11,994	170,478

As at 31 December 2009

Contractual maturity	Demand €m	Up to 3 months €m	3–12 months €m	1–5 years €m	Over 5 years €m	Total €m
Deposits from banks	128	8,386	8,205	1,075	241	18,035
Customer accounts	36,795	31,484	12,625	4,361	692	85,957
Debt securities in issue	—	14,120	11,043	12,813	10,548	48,524
Subordinated liabilities	—	859	87	839	5,715	7,500
Contingent liabilities	2,425	—	—	—	—	2,425
Commitments	16,144	—	—	8,887	—	25,031

Total	55,492	54,849	31,960	27,975	17,196	187,472

As set out in note 21, derivatives held for trading comprise derivatives entered into with trading intent as well as derivatives entered with economic hedging intent to which the Group does not apply hedge accounting. Derivatives held with hedging intent also include all derivatives to which the Group applies hedge accounting.

The table below summarises the maturity profile of the Group's derivative liabilities. The Group manages liquidity risk based on expected cash flows, therefore the undiscounted cash flows payable on derivatives liabilities held with hedging intent are classified according to their contractual maturity, while derivatives held with trading intent have been included at fair value in the 'demand' time bucket.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

As at 31 December 2010

Derivative financial instruments	Demand €m	Up to 3 months €m	3–12 months €m	1–5 years €m	Over 5 years €m	Total €m
Derivatives held with hedging intent
Gross settled derivative liabilities—outflows	—	1,689	1,433	5,900	1,615	10,637
Gross settled derivative liabilities—inflows	—	(1,557)	(1,288)	(5,447)	(1,454)	(9,746)

Gross settled derivative liabilities—net flows	—	132	145	453	161	891
Net settled derivative liabilities	—	600	1,373	2,177	453	4,603

Total derivatives held with hedging intent	—	732	1,518	2,630	614	5,494
Derivative liabilities held with trading intent	1,879	—	—	—	—	1,879

Total derivative cash flows	1,879	732	1,518	2,630	614	7,373

As at 31 December 2009

Derivative financial instruments	Demand €m	Up to 3 months €m	3–12 months €m	1–5 years €m	Over 5 years €m	Total €m
Derivatives held with hedging intent
Gross settled derivative liabilities—outflows	—	3,787	2,316	4,257	854	11,214
Gross settled derivative liabilities—inflows	—	(3,698)	(2,104)	(3,766)	(842)	(10,410)

Gross settled derivative liabilities—net flows	—	89	212	491	12	804
Net settled derivative liabilities	—	554	1,326	1,402	100	3,382

Total derivatives held with hedging intent	—	643	1,538	1,893	112	4,186
Derivative liabilities held with trading intent	1,795	—	—	—	—	1,795

Total derivative cash flows	1,795	643	1,538	1,893	112	5,981

Liquidity Risk Mitigation

Wholesale Funding diversification

The Group's wholesale funding strategy is to diversify its profile across investor types, regions, instruments and currency. During the twelve month period ended 31 December 2010, the Group issued €6.8 billion of term wholesale debt with an original maturity of greater than one year (€9.1 billion during the nine month period ended 31 December 2009).

Customer Deposits

The Group's customer deposit strategy is focused on growing high quality 'sticky' deposits by leveraging the Group's extensive retail customer franchise in Ireland and by accessing the UK retail market through the Group's joint venture with the UK Post Office. During the twelve month period ended 31 December 2010 the Group migrated the deposits originated through the UK Post Office to Bank of Ireland (UK) plc such that the depositors are covered under the Financial Services Compensation Scheme (FSCS). In

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

addition, the Group has treasury and corporate banking customer relationships in Ireland, the UK and internationally which enable the Group to access corporate customer deposits.

The Group continues to focus on the growth of retail deposits and maximise corporate deposits which arise from the Group's broader lending and treasury risk management activities with a view to reducing its dependence on wholesale funding and reducing its customer loan to deposit ratio.

Funding and Liquidity Position

Market Overview

The Irish Government, recognising the adverse impact of the global financial crisis on Irish financial institutions in accessing wholesale funding markets, and the systemic importance of certain financial institutions, including the Group, to the Irish economy introduced the CIFS Guarantee Scheme on 30 September 2008 to guarantee the deposits and certain liabilities of covered institutions. The CIFS Guarantee Scheme expired on 29 September 2010.

On 11 January 2010, the relevant deposit taking entities within the Group were accepted as participating institutions in the ELG Scheme. The ELG Scheme facilitates participating institutions issuing debt securities and taking deposits which have a maturity of up to five years, provided the relevant liabilities are incurred during the issuance window. The ELG Scheme had an original expiry of 29 September 2010, but has been extended to 31 December 2011 with a review by the European Commission on 30 June 2011. At 31 December 2010, €39.3 billion of customer deposits and wholesale funding (excluding subordinated liabilities) continue to be covered under the ELG Scheme.

The heightened concerns regarding European sovereign debt experienced in May and June 2010 resulted in renewed instability in financial markets adversely impacting market sentiment, restricting access to wholesale funding markets for financial institutions across Europe and increasing the cost of funding. These concerns resurfaced during the third quarter of 2010 for peripheral eurozone countries, particularly Ireland, due to heightened concerns in international debt markets about the level of fiscal deficits and evolving debt levels in these countries and the potential impact of these deficits on their economies. These conditions were exacerbated by, amongst other things, the downgrading of the Irish sovereign credit rating in August, and the corresponding downgrades for senior ratings of domestic financial institutions and uncertainty in relation to whether the ELG Scheme would be extended.

Following the downgrades of the Irish sovereign credit rating in August 2010 and the consequent downgrades of the Group, the Group has experienced a material deterioration in funding market conditions and wholesale funding has largely only been available on a secured basis. As a result, the Group has experienced significant outflows of ratings sensitive customer deposits in its Capital Markets business. The Group's retail deposit volumes in Ireland have remained stable throughout 2010 and the Group continues to experience strong growth in retail deposit volumes in the UK. Deposit volumes in the Capital Markets business have broadly stabilised since 31 December 2010.

In February 2011, Standard & Poor's further downgraded the long term (outlook) rating of the Group to BB+ (CreditWatch Negative). This downgrade has not had a material impact on the level of customer deposits.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

In April 2011, there was a further downgrade by DBRS of the Group's issued securities to BBB (high) from A (high (negative)).

The credit ratings of the Group on 18 April 2011 were as follows:

Senior Debt	LongTerm (Outlook) / ShortTerm (Outlook)
Standard & Poor's	BB+ (CreditWatch Negative) / B (CreditWatch Negative)
Moody's Investor Service	Ba2 (Negative trend) / N-P
Fitch	BBB (Rating Watch Negative) / F2 (Rating Watch Negative)
DBRS	BBB (High (Negative trend)) / R-2 (High (Negative trend))

Funding Position

The Group has access to the liquidity operations offered by Monetary Authorities using its pool of contingent collateral. As a result of the challenging funding markets the Group has extended its usage of liquidity facilities made available by Monetary Authorities by means of both its pool of eligible collateral with the ECB and the additional liquidity facilities made available by the Central Bank. The Group's funding from these sources increased to €31 billion (net) at 31 December 2010 from €8 billion (net) at 30 June 2010 and €8 billion (net) at 31 December 2009.

A key priority for the Group is to reduce its reliance on Monetary Authority and Central Bank liquidity facilities when market conditions improve.

The Group's continued focus on deleveraging its balance sheet should reduce the Group's funding and liquidity risk.

Summary Balance Sheet	31 December 2010 €bn	31 December 2009 €bn	31 December Change %
Loans and advances to customers (after impairment provisions)	114	119	(4)%
Assets held for sale to NAMA (after impairment provisions)	1	10	(92)%
Liquid assets	30	31	(3)%
Other assets	22	21	4%

Total assets	167	181	(8)%

Customer deposits	65	85	(23)%
Wholesale funding	70	61	14%
Subordinated liabilities	3	6	(54)%
Other liabilities	22	23	(6)%

Total liabilities	160	175	(9)%
Stockholders' equity	7	6	16%

Total liabilities and stockholders' equity	167	181	(8)%

The Group's loans and advances to customers (after impairment provisions) at 31 December 2010 of €114 billion reflects a decrease of 4% when compared to the Group's loans and advances to customers of €119 billion at 31 December 2009.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

Deleveraging

The 2011 PCAR incorporates a deleveraging plan (PLAR) which anticipates a loan to deposit ratio of less than 122.5% for the Group by 31 December 2013.

This plan augments the asset reductions contained in the Group's approved EU Restructuring and Viability Plan which are underway and ahead of target. The deleveraging plan envisages portfolios of customer loans continuing to be wound down or disposed of on an orderly basis over a three year period resulting in an expected reduction in the Group's non-core loan portfolios of approximately €30 billion between December 2010 and December 2013. A conservative estimate of losses arising on deleveraging under an adverse stress scenario is incorporated within the capital requirement.

The loan portfolios / lending businesses of the Group, that are being / will be run down or disposed of over time, include:

•
portfolios of UK Intermediary sourced Mortgages;

•
selected international niche businesses such as project finance, asset based lending and certain previously identified international corporate banking portfolios;

•
certain international commercial investment property portfolios; and

•
land and development loans where the Group has an individual customer / sponsor exposure less than €20 million.

These portfolios are estimated at approximately €39 billion of loans and advances to customers.

It is envisaged that the international portfolios will be significantly wound down or sold in the period to 31 December 2013 on a basis that will balance the advantage of stronger liquidity ratios with the need to maximise value from the disposal of such assets without pressure to concede to the risk of 'fire sales'.

Customer Deposits

A key source of funding for the Group is customer deposits which comprise demand deposits, current accounts, notice deposits and term deposits. Together these account for 42% of the funding of the balance sheet of the Group at 31 December 2010 (excluding Bank of Ireland Life funds held on behalf of policyholders). Deposit gathering remains a key priority and the Group continues to leverage the potential of its extensive retail distribution platforms, both in Ireland through its 255 branches, in Northern Ireland through its 37 branches, and internationally through its joint venture with the UK Post Office, its Business

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

and Corporate Banking relationship management teams and its network of treasury offices in Dublin, the UK and the US.

Customer deposits	€bn	31 December 2010%	€bn	31 December 2009%
Retail Ireland	35	54%	35	41%
—Deposits	24		24
—Current account credit balances	11		11
UK Financial Services (€bn equivalent)	21	32%	21	25%
UK Financial Services (£bn)	18		19
—POFS	11		9
—Business Banking	7		10
Capital Markets	9	14%	29	34%

Total customer deposits	65	100%	85	100%

Despite intense competition, the Group's retail customer deposit base in Ireland has been stable throughout 2010.

Retail deposit gathering activities in the joint venture with the UK Post Office continue to perform strongly. The recent incorporation of the Group's UK retail and commercial banking activities, into an FSA approved and regulated wholly owned subsidiary will continue to support the Group's deposit raising strategies in the UK.

Reflecting the difficult market conditions experienced in the second half of 2010, the Group has experienced outflows of €20 billion of ratings sensitive customer deposits in the Capital Markets business together with Stg£2 billion in Business Banking in the UK. In addition to the deposits covered by the ELG Scheme, other deposits are guaranteed under the protection deposit protection schemes operating in the various jurisdictions in which the Group operates, including the Irish Government Deposit Scheme, the UK Financial Services Compensation Scheme and the IOM Depositors Compensation Scheme.

The Group's loans to deposit ratio (excluding loans held for sale to NAMA) has increased from 141% at 31 December 2009 to 175% at 31 December 2010 primarily reflecting the outflow of deposits outlined above.

Wholesale Funding

Wholesale funding accounts for 45% of the Group's funding requirements at 31 December 2010 (excluding Bank of Ireland Life funds held on behalf of policyholders) (31 December 2009: 36%). The Group's wholesale funding programmes cover approximately 50 geographies and a range of different investor types. In addition to its funding programmes, the Group currently accesses liquidity schemes made available by Monetary Authorities and the additional liquidity facilities made available by the Central Bank as set out above.

The heightened concerns regarding European sovereign debt experienced in May and June 2010 resulted in renewed instability in financial markets and restricted access to wholesale funding markets for financial institutions across Europe. These concerns resurfaced during the third quarter particularly for Irish sovereign debt. Following the rating agency downgrades of the Irish sovereign in August 2010 and the

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

Group in September 2010 and in line with other financial institutions, the Group has experienced a deterioration in funding market conditions. This has resulted in a shortening of the maturity profile of wholesale funding due to limited access to term funding markets and an increased reliance on secured funding.

Wholesale funding	€bn	31 December 2010%	€bn	31 December 2009%
Deposits from banks	41	27%	18	11%
Senior Debt / Asset Covered Securities	23	15%	27	16%
Commercial Paper / Certificates of deposits	1	0%	10	6%
Securitisations	5	3%	6	3%

Wholesale funding	70	45%	61	36%

The Group's wholesale funding at 31 December 2010 amounted to €70 billion as compared to €61 billion at 31 December 2009. The increase of €9 billion during the twelve month period ended 31 December 2010 primarily reflects the impact of the significant outflow of ratings sensitive customer deposits partly offset by the sale of assets to NAMA and the reduction in loans and advances to customers.

Within wholesale funding, commercial paper and certificates of deposit have reduced from €10 billion at 31 December 2009 to €1 billion at 31 December 2010 reflecting the difficult market conditions. Deposits from banks have increased from €18 billion at 31 December 2009 to €41 billion at 31 December 2010 primarily due to an increase in funding from Monetary Authorities and the Central Bank.

During 2010, the Group issued €6.8 billion of term wholesale funding (funding with a maturity of greater than one year at date of issuance) with an average maturity of 3.3 years and an average spread of 2.4% over 3 month euribor. In the nine month period ended 31 December 2009, the Group issued €9.1 billion of term wholesale funding. The average maturity of this funding was 2.4 years with an average spread of 1.8% over 3 month euribor. Wholesale funding as a percentage of the Group's total assets increased to 45% (€70 billion) at 31 December 2010 compared to 36% (€61 billion) at 31 December 2009. At 31 December 2010 €24 billion or 34% of wholesale funding had a term to maturity of greater than one year, compared to €20 billion or 32% at 31 December 2009.

Due to the difficult market conditions experienced in the second half of 2010 the average term to maturity of wholesale funding has shortened significantly. The following table provides a maturity analysis of wholesale funding:

Wholesale funding maturity analysis	€bn	31 December 2010%	€bn	31 December 2009%
Less than 3 months(1)	43	61%	23	38%
3 months to one year	5	7%	19	31%
One to five years	16	23%	10	16%
More than five years	6	9%	9	15%

Wholesale funding	70	100%	61	100%

(1)
Includes funding from Monetary Authorities and the Central Bank.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

Market Risk

Key Points:

•
There was no fundamental change in the Group's approach to the management and control of market risk during 2010.

•
The Group continues to have a low appetite for discretionary market risk.

Market Risk in the Group

Market risk is the risk of loss arising from movements in interest rates, foreign exchange rates or other market prices. Market risk arises from the structure of the balance sheet, the Group's business mix and discretionary risk taking.

Structural risks

Risks that arise from structural aspects of the Group's balance sheet and operations are managed centrally and include:

•
Structural interest rate risk arises from the existence of non-interest bearing liabilities (principally equity and non-interest bearing current accounts less fixed assets) on the balance sheet. If these net liabilities were used to fund variable rate assets, the Group's earnings would be fully exposed to any variation in interest rates.

•
Structural basis risk arises where variable rate assets and liabilities reprice at different frequencies or where lending reprices with changes in central bank rates but is funded at market rates. Changes in the differential, or basis, between different floating rates can have an impact on the Group's net interest margin.

•
Structural foreign exchange risk arises from the Group's net investment in its non-euro based subsidiaries. Changes in exchange rates can have an impact on the Group's net asset value and capital ratios.

Fixed rate risk

Fixed rate risk arises on the asset side of the balance sheet through fixed rate lending and on the liability side through fixed rate deposit products.

Discretionary market risk

Discretionary market risk is any risk that is assumed in anticipation of movements in financial markets. Discretionary risk can be taken by leaving naturally arising customer risk unhedged for a period or by proactively assuming risk in the market. The Group does not seek to generate a material proportion of its earnings through discretionary risk taking and it has a low tolerance for earnings volatility arising from this activity which is reflected in the policy, limits and other controls applied.

Bank of Ireland Global Markets (BoIGM) is the only business unit permitted to take discretionary market risk on behalf of the Group.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

Management and control of market risk

Governance

The management of market risk in the Group is governed by a Statement of High Level Principles approved by the Court and a detailed statement of policy approved by the GRPC. Market risk limits and other controls are set by the Asset and Liability Committee (ALCO) which has primary responsibility for the oversight of market risk.

Centralisation of market risk in BoIGM

The Group's policy is that all interest rate risk and foreign exchange risk which arises from customer transactions, wholesale funding and investment in liquid assets is centralised in BoIGM, which is part of the Governor and Company of the Bank of Ireland.

Structural risks

It is Group policy to manage structural interest rate risk by investing its net non-interest bearing liabilities in a portfolio of fixed rate assets with an average life of 3.5 years and a maximum life of 7 years. This has the effect of mitigating the impact of the interest rate cycle on net interest margin.

It is Group policy to manage structural basis risk through selective, strategic hedging to mitigate the impact of changes in floating rate differentials on the net interest margin.

It is Group policy to manage structural foreign exchange (FX) risk by ensuring that the currency composition of its Risk Weighted Assets and its structural net asset position by currency are broadly similar so as to minimise the impact of the exchange rate movements on its principal capital ratios.

Discretionary Market Risk

The Group does not seek to generate a material proportion of its earnings through discretionary risk taking and it has a low tolerance for earnings volatility arising from this activity which is reflected in the policy, limits and other controls applied.

Discretionary market risk is subject to strict controls which set out the markets and instruments in which risk can be assumed, the types of positions which can be taken and the limits which must be complied with.

In compliance with regulatory requirements, positions are allocated to a trading book based on the criterion of 'intent to trade' and are marked to market for financial reporting purposes. Interest rate positions assumed proactively and all foreign exchange positions are allocated to the trading book. Risk positions arising from internal hedging transactions which are not fully or immediately eliminated with the market, from wholesale funding in cash and debt markets and from the management of liquidity are allocated to the banking book.

Discretionary market risk, whether taken in the trading or banking books, is subject to an overall Value at Risk (VaR) limit, approved by the Court. ALCO approves and monitors compliance with VaR limits for BoIGM including limits for interest rate, foreign exchange and credit spread risk. Market risk limits are rigorously enforced and compliance is monitored by ALCO.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

Market Risk Measurement

Earnings sensitivity of banking book risk

The impact on the Group's net interest margin for one year ahead of an immediate and sustained 50 basis points shift up or down in the euro and sterling yield curves applied to the exposures in the Group's wholesale banking book is set out in the table below:

Group net interest margin sensitivity	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Euro
+50 basis points	(0.5)	(5.1)
-50 basis points	0.5	5.1
Sterling
+50 basis points	5.8	(2.5)
-50 basis points	(5.8)	2.5

The sensitivities are indicative of the magnitude and direction of exposures but require to be qualified in two respects. Firstly, the results are based on an immediate and sustained shift of the same magnitude in all curves which would represent a very unusual scenario. Secondly, these exposures are continuously monitored and can be substantially eliminated in response to adverse market movements.

The change in these net interest margin sensitivities between December 2009 and December 2010 reflects the different market conditions prevailing on the two dates. At the end of 2009, there was an expectation that rates globally would remain stable or fall further and this was reflected in a willingness to carry some risk on these books that would benefit from a fall in rates. The opposite was the case at the end of 2010. At 31 December 2010, the Group had non-material exposure in euro and positions in its sterling books that stood to gain from stable or rising rates.

Structural foreign exchange risk

Structural foreign exchange risk is measured in terms of the sensitivity of the Group's net asset value and its capital ratios to exchange rate movements.

The Group's structural FX position was as follows:

Structural FX position	31 December 2010 €m	31 December 2009 €m
Sterling—net asset position	3,413	3,814
US dollar—net asset position	619	173

Total structural FX position	4,032	3,987

A 10% depreciation of the euro against sterling and the US dollar at 31 December 2010 would have resulted in a gain to reserves of €403 million (31 December 2009: gain of €399 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

Discretionary market risk

The Group employs a Value at Risk (VaR) approach to measure, and set limits on, discretionary market risk. This applies to both the trading and banking books. The Group measures VaR for a 1 day horizon at the 99% level of statistical confidence. This means that, for a given set of market risk positions on a given day, the Group believes there is no more than a 1% chance of a gain or loss in excess of the VaR number over the following day.

The Group calculates VaR by using estimates of market volatility and correlation that are updated daily using the Exponentially Weighted Moving Average (EWMA) approach. This widely used approach gives greater weight to more recent data and, as a consequence, estimates of VaR are more responsive to changes in market conditions.

For the nature of the risks assumed by BoIGM, VaR remains a relatively reliable basis of risk measurement. Nonetheless, management recognises that VaR is subject to certain inherent limitations and therefore VaR limits are supplemented by a range of controls that include position limits and loss tolerances. In addition, scenario based stress tests and long run historic simulations are used to assess and manage discretionary market risk.

The Group's peak, average and end of period, 1 day trading book VaR in the twelve month period ended 31 December 2010 and in the nine month period ended 31 December 2009 are set out in the following table:

Trading book VaR	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Interest Rate VaR
Peak	2.8	3.4
Average	1.2	2.1
End period	0.5	1.0
Foreign Exchange VaR
Peak	1.9	1.0
Average	0.7	0.5
End period	0.1	1.0

Other sensitivities

Available for sale securities

At 31 December 2010, the Group held €15.6 billion in debt securities classified as Available for sale financial assets (31 December 2009: €20.9 billion). These assets are held at fair value on the balance sheet with movements in fair value (apart from impairments) recognised in reserves. Available for sale financial assets include both floating rate securities and fixed rate securities swapped to a floating rate. A one basis point increase in the average spread to Euribor or Libor of the book at 31 December 2010 would have reduced its value by €3.5 million (31 December 2009: €4.6 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

New Ireland Assurance Company

Market risk arises in the Group's non-linked life assurance business to the extent that the expected duration of cash flows on the liability side differs from the duration of the matching fixed interest rate assets (comprising Irish and other euro fixed interest government bonds). New Ireland Assurance Company pursues a policy of close asset / liability matching and any difference in the mean duration of assets and liabilities is minimised by buying and selling euro fixed interest government securities. No corporate bonds are held. At 31 December 2010, the sensitivity of the non-linked portfolio to a 50 basis points parallel shift in the yield curve assuming a similar shift in the yield used to discount the liabilities was as follows:

Non-linked portfolio sensitivity	31 December 2010 €m	31 December 2009 €m
50 basis points increase	3.9	0.3
50 basis points decrease	(3.3)	(0.4)

New Ireland Assurance Company does not bear equity risk directly as this is borne by the unit linked policyholders. However, New Ireland Assurance Company is indirectly exposed to movements in equity markets because the management fees it receives are related to the value of assets under management. A 5% fall in equity and property markets, applied to the book at 31 December 2010, would reduce earnings by €6 million (31 December 2009: a reduction of €7 million for the same percentage decline).

Similarly, New Ireland Assurance Company bears indirect exposure to changes in exchange rates through management fees earned on non-euro unit linked funds under management. A 5% increase in the euro exchange rate against all other currencies midway through the year would reduce earnings by €4 million (31 December 2009: a reduction of €5 million for the same percentage decline).

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

Further details can be found in note 21 and the accounting policy is set out on page F-25.

The Group's participation in derivatives markets is subject to policy approved by the Court and, at a more detailed level, by the GRPC. The Group makes a clear distinction between derivatives which must be transacted on a perfectly hedged basis, and those whose risks can be managed within broader interest rate or foreign exchange books. Since these books can be structured to assume some degree of discretionary market risk, derivative positions held within them will not necessarily be exactly hedged.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

Discretionary market risk can only be assumed in clearly defined categories of derivatives which are traded in well established liquid markets, supported by industry standard conventions and documentation and valued in accordance with generally accepted methods. BoIGM is permitted to take discretionary market risk in derivatives such as interest rate futures, bond futures, forward rate agreements, interest rate swaps, credit derivatives, forward foreign exchange and currency swaps. In addition, it is permitted to take exposure in the most widely traded option markets, principally options on futures, caps, floors, swap options (swaptions) and conventional currency options. Transactions executed in more complex derivatives are typically completed on a perfectly matched, back-to-back basis.

Collateral support agreements

The Group has executed Collateral Support Agreements (CSAs) with its principal interbank derivatives counterparties and, as a result, a very high proportion of its total interbank derivatives book is covered by CSAs. The purpose of a CSA is to limit the potential cost of replacing derivative contracts at market prices in the event of default by the original counterparty. Under the terms of a CSA, if the aggregate market value of a set of derivative contracts between the two parties exceeds an agreed threshold figure, the party which would be exposed to loss in the event of default receives a deposit of cash or eligible securities equal to the excess aggregate value over the threshold. In BoIGM's case, valuations are agreed and collateral is typically exchanged on a daily basis and in some cases weekly.

Life Insurance Risk

Key Point:

•
Under the terms of the Group's restructuring plan agreed with the EU, the Group has committed to dispose of its holding in New Ireland Assurance Company plc (NIAC) prior to December 2012, but will retain the distribution business in the branch network. This will reduce the Group's exposure to life insurance risk.

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

Life Insurance Risk Management

Life insurance risk is underwritten and managed by NIAC, a wholly owned subsidiary of the Group. The management of insurance risk is the responsibility of the Board of NIAC. Responsibilities delegated by the Board to the Reinsurance Committee include completing a review of the reinsurance arrangements at least annually and reporting on this review to the Audit Committee of the Board. This includes a review of the panel of reinsurers that may be used and the optimal structure of its reinsurance arrangements. The Reinsurance Committee comprises of senior members of the management team with actuarial and underwriting expertise.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    RISK MANAGEMENT (Continued)

Life Insurance Risk Measurement

The amount at risk on each life insurance policy is the difference between the sum assured payable on the insured event and the reserve held. Risk experience is monitored monthly. Actual claims experience is compared to the underlying risk assumptions, and risk profits and losses are reported to senior management and reflected in new business pricing and new product design.

Life Insurance Risk Mitigation

NIAC mitigates the potential impact of insurance risk through a number of measures. These include reinsurance, underwriting, contract design and diversification.

Life Insurance Risk Reporting

An update on the status of life insurance risk is included in the Court Risk Report which is presented to the GRPC, the CRC and the Court by the Chief Credit and Market Risk Officer.

Future developments

Solvency II is the new supervisory regime that will apply to assurers in the EU from 2013. It is designed to facilitate the development of a single market in insurance services in Europe, whilst at the same time securing an adequate level of consumer protection. It is a risk based system of regulation based on economic principles for the measurement of assets and liabilities. Often called 'Basel for insurers', the structure of Solvency II is somewhat similar to the banking regulations of Basel II. For example, the proposed Solvency II framework has three main areas (pillars):

•
Pillar 1 consists of the quantitative requirements (for example, the amount of capital an insurer should hold);

•
Pillar 2 sets out requirements for the governance and risk management of insurers, as well as for the effective supervision of insurers; and

•
Pillar 3 focuses on disclosure and transparency requirements.

As part of its preparation for Solvency II, the Group has taken part in the European wide Quantitative Impact Studies and has a comprehensive plan in place to ensure compliance in advance of the required deadlines.

61    CAPITAL MANAGEMENT

Capital Management Objectives and Policies

The objectives of the Group's capital management policy are to at all times comply with regulatory capital requirements and to ensure that the Group has sufficient capital to cover the risks of its business and support its strategy. It seeks to minimise refinancing risk by managing the maturity profile of non-equity capital whilst the currency mix of capital is managed to ensure that the sensitivity of capital ratios to currency movements is minimised.

The capital adequacy requirements set by the Central Bank are used by the Group as the basis for its capital management. These requirements set a floor under which capital levels must not fall. The Group

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

61    CAPITAL MANAGEMENT (Continued)

seeks to maintain sufficient capital to ensure that even under stressed conditions these requirements are met.

Capital resources

The following table sets out the Group's capital resources.

Group capital resources	31 December 2010 €m	31 December 2009 €m
Equity (including other equity reserves)	7,326	6,345
Non-cumulative preference stock	25	42
Non-controlling interests—equity	56	50
Undated subordinated loan capital	769	1,521
Dated subordinated loan capital	2,006	4,532

Total capital resources	10,182	12,490

In the twelve month period ended 31 December 2010 the Group's total capital resources reduced by €2.3 billion to €10.2 billion due primarily to:

•
the underlying* loss after tax arising during the twelve month period ended 31 December 2010 driven by impairment charges on loans and advances to customers and losses incurred on sale of assets to NAMA;

*
Underlying excludes the impact of non-core items (see page F-48).

offset by:

•
the 2010 Capital Raising initiatives which increased equity by €1.3 billion (net of 2009 (NPRFC) preference stock converted to ordinary stock);

•
a series of liability management exercises of subordinated debt securities which generated an equity gain of €1.4 billion (offset by a reduction in subordinated capital of €2.4 billion);

•
a gain of €0.7 billion arising due to the pension benefit changes;

•
a gain of €0.4 billion due to changes in actuarial assumptions in the defined benefit pension schemes;

•
a gain of €0.4 billion on the credit spreads movement on the Group's own debt and deposits accounted for at 'fair value through profit or loss'; and

•
the redemption of €0.75 billion of subordinated debt securities.

62    POST BALANCE SHEET EVENTS

The following non-adjusting events occurred between the reporting date and the date of approval of the financial statements:

Sale of Bank of Ireland Asset Management (BIAM)

On 22 October 2010, the Group announced the sale of BIAM to State Street Global Advisors for a cash consideration of approximately €57 million, subject to certain conditions. On 10 January 2011, all

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

62    POST BALANCE SHEET EVENTS (Continued)

conditions of the sale were satisfied and the sale was completed. The Group made a profit on disposal of approximately €40 million, which will be included in the income statement for the twelve month period ended 31 December 2011. The assets and liabilities of BIAM have been classified as assets and liabilities held for sale on the balance sheet at 31 December 2010.

Exchange of subordinated debt securities

In February 2011, the Group exchanged securities with a nominal value of CAD$138 million. These securities were exchanged at a discount into the following new senior debt securities: €30 million, 6.75% coupon, maturity 30 January 2012 and CAD$34 million, 6.75% coupon, maturity 30 January 2012. The gain from the exchange offer was €16 million after tax. Further information on the Group's subordinated liabilities is outlined in note 40.

Dividends

Following the expiry on 31 January 2011 of the prohibition by the EU Commission on discretionary dividend and coupon payments on the Group's capital instruments, coupon payments on such instruments recommenced on 1 February 2011. On 21 February 2011, the Group paid dividends on its euro and sterling preference stock of €3.7 million and the dividend of €214.5 million with respect to the 2009 Preference Stock held by the NPRFC.

Ratings Downgrade

Subsequent to 31 December 2010, Standard & Poor's, Moody's Investor Services, Fitch Ratings and DBRS downgraded the long term ratings for the Group as set out in the table below:

BOI—Senior Debt	18 April 2011	31 December 2010
Standard & Poor's	BB+ (Creditwatch Negative)	BBB+ (Creditwatch Negative)
Moody's	Ba2 (Negative trend)	Baa2 (Negative)
Fitch	BBB (Ratings watch Negative)	BBB (Stable)
DBRS	BBB (High) (Negative Trend)	A (High) (Negative Trend)

The downgrade has impacted the Group's contingent collateral with the BoIMB Mortgage Backed Promissory Note programme no longer eligible for use with the ECB. However the Group is utilising the underlying security released to increase availability under its Asset Covered Bond programme which remains eligible with the ECB. In addition the downgrade will require the Group to move interest swaps, in which it was originally the counterparty, related to Colston 1, Brunel, Kildare and Bow Bells to another counterparty.

Sale of Bank of Ireland Securities Services (BoISS)

On the 24 February 2011, the Group announced the sale of BoISS (a securities services business within the Capital Markets Division) to Northern Trust Corporation. The assets and liabilities of BoISS have been classified as assets and liabilities held for sale on the balance sheet as at 31 December 2010.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

62    POST BALANCE SHEET EVENTS (Continued)

Prudential Capital Assessment Review

The Central Bank has undertaken a Prudential Capital Assessment Review (PCAR) and a Prudential Liquidity Assessment Review (PLAR) in 2011. The PCAR is an assessment of forward-looking prudential capital requirements arising under a base case and stress case with potential stressed loan losses, and other financial developments, over a three year (2011-2013) time horizon. The PLAR is an assessment of measures to be implemented with a view to deleveraging the banking system and reducing reliance on short term wholesale funding and liquidity support from Monetary Authorities.

The 2011 PCAR is based on future loan loss estimates under stress scenarios undertaken by BlackRock Solutions (BlackRock) on behalf of the Central Bank with aggressively conservative assumptions on the performance of the Group's loans under these stress conditions. The BlackRock methodology applies, in the Group's view, a 'repossess and sale' approach under stress scenarios with stressed residential and commercial property values as the primary driver of loan losses in both mortgage and investment property portfolios and places less emphasis on customers' repayment capacity including contracted income streams. The approach is materially different to the methodology in previous reviews of potential future loan losses by the Group and other leading international risk consultants, including Oliver Wyman.

As with any stress test, the adverse stress scenario is designed to cover 'what-if' situations reflecting even more stressed macroeconomic conditions than might reasonably be expected to prevail.

On 31 March 2011 the Central Bank announced the results of the 2011 PCAR. The incremental capital requirement arising from the 2011 PCAR together with the capital raised and generated by the Group over the past two years will ensure a sustainable, robust future for Bank of Ireland as a systemically important bank, continuing to support our customers, and contributing to economic growth, thereby benefiting all our stakeholders.

The key highlights of the 2011 PCAR results for the Group are as follows:

A requirement to generate incremental equity capital of €4.2 billion including a regulatory buffer of €0.5 billion, leading to a very strongly capitalised Group.

The equity capital requirement has been set to cover:

•
the higher target capital ratios set by the Central Bank of a minimum Core tier 1 ratio of 10.5% on an ongoing basis and a Core tier 1 ratio of 6% under the adverse stress scenario;

•
a prudent regulatory buffer of €0.5 billion;

•
the adverse stress scenario loan loss estimates;

•
not withstanding that the land and development loans of the Group where an individual customer / sponsor exposure less than €20 million at 31 December 2010 are not expected to transfer to NAMA, the 2011 PCAR process was prepared under an assumption that the relevant loans would transfer to NAMA using conservative loss on disposal assumptions; and

•
an estimate of losses arising from deleveraging under an adverse stress scenario.

In addition €1.0 billion of contingent capital is also required through the issue of a debt instrument which under certain circumstances would convert to equity capital.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

62    POST BALANCE SHEET EVENTS (Continued)

The Group is working actively, with its advisors, on initiatives with a view to meeting the €4.2 billion equity capital requirement through a combination of capital management initiatives, other capital markets sources, and support from existing shareholders. The Minister for Finance has stated that the Group will be provided with time in order to generate / raise the additional capital requirement from private sources. Any capital that cannot be generated / raised from private sources to meet this capital requirement will be invested by the State. The Group expects to be in a position to make an announcement on its capital plans in the coming weeks.

Deleveraging

The 2011 PCAR incorporates a deleveraging plan (PLAR) which anticipates a loan to deposit ratio of less than 122.5% for the Group by 31 December 2013.

This plan augments the asset reductions contained in the Group's approved EU Restructuring and Viability Plan which are underway and ahead of target. The deleveraging plan envisages portfolios of customer loans continuing to be wound down or disposed of on an orderly basis over a three year period resulting in an expected reduction in the Group's non-core loan portfolios of approximately €30 billion between December 2010 and December 2013.

The loan portfolios / lending businesses of the Group, that are being / will be run down or disposed of over time, include:

•
portfolios of UK Intermediary sourced Mortgages;

•
selected international niche businesses such as project finance, asset based lending and certain previously identified international corporate banking portfolios;

•
certain international commercial investment property portfolios; and

•
land and development loans where the Group has an individual customer / sponsor exposure less than €20 million.

These portfolios are estimated at approximately €39 billion of loans and advances to customers.

It is envisaged that the international portfolios will be significantly wound down or sold in the period to 31 December 2013 on a basis that will balance the advantage of stronger liquidity ratios with the need to maximise value from the disposal of such assets without pressure to concede to the risk of 'fire sales'.

Prior to the date of approval of these financial statements, but subsequent to 31 December 2010, the following lending businesses, which have been identified for deleveraging, met the criteria to be classified as held for sale, with disposal expected to be completed within twelve months.

•
Burdale, a UK asset-based lending business forming part of the Capital Markets division, with assets consisting of loans and advances to customers of €691 million.

•
The project finance business (excluding its Irish business), forming part of the Capital Markets division, and consisting of loans and advances to customers of €2,700 million.

In addition, a tranche of the UK intermediary sourced mortgage portfolio is now expected to be sold within twelve months.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

62    POST BALANCE SHEET EVENTS (Continued)

These businesses have not been classified as assets held for sale on the balance sheet at 31 December 2010, as they did not meet the criteria at that date.

Sale of Paul Capital Investments LLC

On 21 April 2011, the Group announced the sale of its 50% holding in Paul Capital Investments LLC (PCI), a private equity fund of funds manager, to the firm's existing management team. The assets and liabilities of PCI have been classified as assets and liabilities held for sale on the balance sheet as at 31 December 2010. This sale completed on 21 April 2011.

Sale of Foreign Currency Exchange Corporation, Inc (FCE)

On 9 May 2011, the Group announced the sale of FCE (a US based foreign currency business) to Wells Fargo Bank N.A. The assets and liabilities of FCE have been classified as assets and liabilities held for sale on the balance sheet as at 31 December 2010. This sale is expected to complete by 31 August 2011.

63    APPROVAL OF 20-F

The Court of Directors approved the financial statements for inclusion in Form 20-F on 25 May 2011.

 BANK OF IRELAND GROUP

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND (REGISTRANT)
Date: 24 June 2011
By:	/s/ RICHIE BOUCHER Name: Richie Boucher Title: Group Chief Executive
By:	/s/ JOHN O'DONOVAN Name: John O'Donovan Title: Group Chief Financial Officer