Form 20-F
period 2011-12-31
GOVERNOR & CO OF THE BANK OF IRELAND
filed 2012-03-29
CIK 1022575

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
For the fiscal year ended 31 December 2011
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

IRELAND
(Jurisdiction of incorporation or organisation)

40 MESPIL ROAD, DUBLIN 4, IRELAND
(Address of principal executive offices)

The Governor and Company of the Bank of Ireland
40 Mespil Road,
Dublin 4, Ireland
Telephone no: +353 1 6378000
Facsimile no: +353 76 6234786
(Name, telephone number, facsimile number and address of company contact person)

Securities registered or to be registered pursuant
to Section 12(b) of the Act:
Title of each class
—Ordinary stock (nominal value of €0.05 each)
—American Depositary Shares, each representing 40 units of
Ordinary Stock (nominal value of €0.05 each)	Name of each exchange on which registered The New York Stock Exchange** The New York Stock Exchange
**
Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary stock, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of 31 December 2011:

•
Ordinary stock (nominal value of €0.05 per unit): 30,132,505,842

•
Deferred stock (nominal value of €0.01 per unit) 90,682,081,918

•
Preference stock (nominal value of €1.27 per unit): 3,026,598

•
Preference stock (nominal value of €0.01 per unit): 1,837,041,304

•
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

YES ☐            NO ☐

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

YES ☐            NO ☒

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND
ANNUAL REPORT ON FORM 20-F

PRESENTATION OF INFORMATION

As set out in Note 1 to the Consolidated Financial Statements, on 17 February 2010 the Group changed its fiscal year end from 31 March, to 31 December to align its financial calendar with that of its peer banks. Accordingly, these financial statements cover the twelve month period from 1 January 2011 to 31 December 2011, with comparatives for prior periods covering the twelve month period from 1 January 2010 to 31 December 2010 and the nine month period from 1 April 2009 to 31 December 2009. As a result, the amounts presented in the financial statements are not entirely comparable.

In this Annual Report on Form 20-F (Annual Report or Form 20-F), the term 'Ordinary Stock' refers to units of ordinary stock of The Governor and Company of the Bank of Ireland (the Bank) and the term 'ADSs' refers to American Depositary Shares each representing the right to receive forty units of ordinary stock and evidenced by American Depositary Receipts (ADRs). On 11 July 2011, the ordinary stock of the Bank was renominalised from €0.10 to €0.05 per unit. For further detail see note 48 to the Consolidated Financial Statements.

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

FORWARD LOOKING INFORMATION

This Annual Report contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the Group) plans and its current goals and expectations relating to its future financial condition and performance, the markets in which it operates, and its future capital requirements. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Generally, but not always, words such as "may," "could," "should," "will," "expect," "intend," "estimate," "anticipate," "assume," "believe," "plan," "seek," "continue," "target," "goal," "would", or their negative variations or similar expressions identify forward looking statements. Examples of forward looking statements include among others, statements regarding the Group's near term and longer term future capital requirements and ratios, level of ownership by the Irish Government, loan to deposit ratios, expected impairment charges, the level of the Group's assets, the Group's financial position, future income, business strategy, projected costs, margins, future payment of dividends, the implementation of changes in respect of certain of the Group's defined benefit pension schemes, estimates of capital expenditures, discussions with Irish, UK, European and other regulators and plans and objectives for future operations.

Such forward looking statements are inherently subject to risks and uncertainties, and hence actual results may differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include, but are not limited to, the following:

•
concerns about sovereign debt and financial uncertainties in the EU and in member countries and the potential effects of those uncertainties on the Group;

•
general economic conditions in Ireland, the United Kingdom and the other markets in which the Group operates;

•
the ability of the Group to generate additional liquidity and capital as required;

•
the effects of the 2011 PCAR, the 2011 PLAR and the deleveraging reviews conducted by the Central Bank;

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

•
the outcome of the Group's participation in the Eligible Liabilities Guarantee (ELG) scheme;

•
the performance and volatility of international capital markets;

•
the effects of the Irish Government's stockholding in the Group (through the NPRFC) and possible increases in the level of such stockholding;

•
the impact of further downgrades in the Group's and the Irish Government's credit rating;

•
changes in the Irish banking system;

•
changes in applicable laws, regulations and taxes in jurisdictions in which the Group operates particularly banking regulation by the Irish Government and requirements to maintain specified levels of regulatory capital;

•
the outcome of any legal claims brought against the Group by third parties;

•
development and implementation of the Group's strategy, including the Group's deleveraging plan, competition for customer deposits and the Group's ability to achieve estimated net interest margin increases and cost reductions; and

•
the Group's ability to address information technology issues.

See Item 3 "Key Information—Risk Factors" and under Item 11 "Quantitative and Qualitative Disclosures about Market Risk" in this document for more information on factors that could cause actual results to differ materially from those contemplated by the forward looking statements in this document.

Nothing in this document should be considered to be a forecast of future profitability or financial position and none of the information in this document is or is intended to be a profit forecast or profit estimate. Any forward looking statements speak only as at the date they are made. The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

DEFINITIONS

For the purposes of this Annual Report, the term "Bank" means The Governor and Company of the Bank of Ireland, the terms "Group" and "Bank of Ireland Group" mean the Bank and its consolidated subsidiaries and, where the context permits, its interests in associated companies and joint ventures.

The term "the State" means the Republic of Ireland, its Government and, where and if relevant, Government departments, agencies and local Government bodies.

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

References to "dollars", "US$", "$" or "¢" are to US currency, and references to "Stg£", "GBP£" and "pounds sterling" are to UK currency. Amounts in dollars, unless otherwise stated, for the current financial (fiscal) year have been translated from euro at the rate prevailing on 31 December 2011 as shown below under "Exchange Rates". This rate should not be construed as a representation that the euro amounts actually denote such dollar amounts or have been, could have been, or could be converted into dollars at the rate indicated.

EXCHANGE RATES

As a significant portion of the assets, liabilities, income and expenses of the Group is denominated in currencies other than euro, fluctuations in the value of the euro relative to other currencies have an effect on the euro value of assets and liabilities denominated in such currencies as well as on the Group's results of operations. The principal foreign currencies affecting the Group's financial statements are sterling and the dollar. At 23 March 2012, the spot rate was US$1.3263 = €1.00.

The following table sets forth, for the dates or periods indicated, the spot or Noon Buying Rate in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") and the rates used by the Group in the preparation of its consolidated financial statements, which are sourced from the European Central Bank (ECB):

	Year ended 31 December 2011	Year ended 31 December 2010	9 months ended 31 December 2009	Year ended 31 March 2009	Year ended 31 March 2008
	(dollars per €)
Dollar/euro rates:
End of period	1.2973	1.3269	1.4332	1.3261	1.5805
Average(1)	1.4002	1.3216	1.4223	1.4103	1.4316
High	1.4875	1.4536	1.5100	1.6010	1.5805
Low	1.2926	1.1959	1.2903	1.2446	1.3295
End of period rate used by the Group(2)	1.2939	1.3362	1.4406	1.3308	1.5812
Average rate used by the Group(2)	1.3920	1.3258	1.4248	1.4321	1.4328

The highest spot or noon buying rate for each of the last six months was: February 2012: 1.3463, January 2012: 1.3192, December 2011: 1.3487, November 2011: 1.3803, October 2011: 1.4172, September 2011: 1.4283.

The lowest spot or noon buying rate for each of the last six months was: February 2012: 1.3087, January 2012: 1.2682, December 2011: 1.2926, November 2011: 1.3244, October 2011: 1.3281, September 2011: 1.3446.

	Year ended 31 December 2011	Year ended 31 December 2010	9 months ended 31 December 2009	Year ended 31 March 2009	Year ended 31 March 2008
	(Stg£ per €)
Sterling/euro rates:
End of period rate used by the Group(2)	0.8353	0.8607	0.8881	0.9308	0.7958
Average rate used by the Group(2)	0.8679	0.8579	0.8851	0.8333	0.7116

(1)
The average of the spot or Noon Buying Rates on the last day of each month during the Group's financial year/period.

(2)
The rates used by the Group in the preparation of its consolidated financial statements.

PART 1

Item 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT & ADVISORS

Not applicable.

Item 2    OFFER STATISTICS & EXPECTED TIMETABLE

Not applicable.

Item 3    KEY INFORMATION

SELECTED FINANCIAL DATA

The following tables present selected consolidated financial data which have been derived from the audited consolidated financial statements of the Group. Tables 1 and 2 detail financial data under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") for the years ended 31 December 2011 and 2010, the nine months ended 31 December 2009 and the years ended 31 March 2009 and 2008.

The consolidated financial statements of the Group have been prepared in accordance with IFRS as issued by the IASB for the years ended 31 December 2011 and 2010, the nine months ended 31 December 2009 and the years ended 31 March 2009 and 2008. The EU adopted version of IAS 39 currently relaxes some of the hedge accounting rules in IAS 39 'Financial Instruments—Recognition and Measurement'. The Group has not availed of this relaxation, hence these financial statements comply with both IFRS as adopted by the EU and IFRS as issued by the IASB.

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

As noted in the Presentation of Information, on 17 February 2010 the Group changed its financial year to 31 December (see note 1 to the Consolidated Financial Statements) to align its financial calendar with that of its peer banks.

SELECTED CONSOLIDATED FINANCIAL DATA

Table 1

	Year ended 31 December 2011(1)	Year ended 31 December 2011	Year ended 31 December 2010		9 months ended 31 December 2009(2)		Year ended 31 March 2009	Year ended 31 March 2008
	US$m	(in € millions, except per unit amounts and percentages)
Income Statement Data
Interest income	6,125	4,618	5,179		4,188		9,717	10,397
Interest expense	(4,090)	(3,084)	(2,960)		(2,009)		(6,047)	(7,134)

Net interest income	2,035	1,534	2,219		2,179		3,670	3,263
Net insurance premium income	1,232	929	969		665		1,069	1,940
Fees and commission income	812	612	633		474		717	816
Fees and commission expense	(255)	(192)	(257)		(255)		(232)	(150)
Net trading income/(expense)	25	19	225		(28)		(307)	(246)
Life assurance investment income, gains and losses	(50)	(38)	474		958		(1,570)	(826)
Gain on liability management exercises	2,373	1,789	1,402		1,037		—	—
Other operating income	16	12	199		31		73	238

Total operating income	6,188	4,665	5,864		5,061		3,420	5,035
Insurance contract liabilities and claims paid	(995)	(750)	(1,268)		(1,462)		537	(798)

Total operating income, net of insurance claims	5,193	3,915	4,596		3,599		3,957	4,237
Other operating expenses	(2,186)	(1,648)	(1,805)		(1,381)		(2,121)	(2,160)
Impact of amendments to defined benefit pension schemes	3	2	733		—		—	—
Reversal/(impairment) of goodwill and other intangible assets	5	4	2		(6)		(304)	—

Operating profit before impairment charges on financial assets and gain/(loss) on NAMA/deleveraging	3,015	2,273	3,526		2,212		1,532	2,077
Impairment charges on financial assets	(2,658)	(2,004)	(2,284)		(4,057)		(1,513)	(232)
Gain/(loss) on sale of assets to NAMA including associated costs	44	33	(2,241)		—		—	—
Loss on deleveraging of financial assets	(749)	(565)	—		—		—	—

Operating (loss)/profit	(348)	(263)	(999)		(1,845)		19	1,845
Share of results of associates and joint ventures (after tax)	52	39	49		35		(42)	46
Profit/(loss) on disposal of business activities	45	34	—		(3)		—	—
Profit on sale of property	—	—	—		—		—	39

(Loss)/profit before taxation	(251)	(190)	(950)		(1,813)		(23)	1,930
Taxation	305	230	341		344		41	(229)

Profit/(loss) for the period	54	40	(609)		(1,469)		18	1,701

Attributable to non-controlling interests	(7)	(5)	5		(9)		(35)	5

Attributable to stockholders	61	45	(614)		(1,460)		53	1,696

Profit/(loss) for the period	54	40	(609)		(1,469)		18	1,701

Earnings/(loss) per unit of €0.05/€0.10/€0.64(3) ordinary stock	(0.93c )	(0.7c )	(21.5c	)(4)	(105.5c	)(4)	2.7c (4)	109.0c (4)

Diluted earnings/(loss) per unit of €0.05/€0.10/€0.64(3) ordinary stock	(0.93c )	(0.7c )	(21.5c	)(4)	(105.5c	)(4)	2.7c (4)	108.6c (4)

Dividends per unit of €0.05/€0.10/€0.64(3) ordinary stock(5)	—	—	—		—		—	39.8c (4)

Number of shares used in EPS calculation (in millions)	15,704	15,704	3,811	(4)	1,587	(4)	1,579 (4)	1,543 (4)

Number of shares used in diluted EPS calculation (in millions)	15,704	15,704	3,811	(4)	1,587	(4)	1,579 (4)	1,549 (4)

See next page for footnotes to Table 1.

Table 1 (Continued)

	Year ended 31 December 2011(1)	Year ended 31 December 2011	Year ended 31 December 2010	9 months ended 31 December 2009	Year ended 31 March 2009	Year ended 31 March 2008
	US$m	(in € millions, except per unit amounts and percentages)
Balance Sheet Data
Total assets	205,417	154,880	167,473	181,106	194,116	197,434
Loans and advances to customers (net of impairment provisions)	131,720	99,314	114,457	119,439	133,740	135,738
Loans held for sale to NAMA (net of impairment provisions)	—	—	793	9,457	—	—
Other assets classified as held for sale	3,244	2,446	119	—	—	—
Loans and advances to banks	10,689	8,059	7,458	5,031	7,886	9,409
Allowance for impairment provisions on loans and advances to customers (including loans held for sale to NAMA and loans classified as held for sale)	(8,442)	(6,365)	(5,050)	(5,775)	(1,781)	(596)
Available for sale financial assets	13,610	10,262	15,576	20,940	26,858	29,307
NAMA senior bonds	6,653	5,016	5,075	—	—	—
Deposits from banks	41,824	31,534	41,075	17,903	28,814	14,130
Customer accounts	93,512	70,506	65,443	84,812	83,119	86,234
Debt securities in issue	25,364	19,124	28,693	43,144	45,133	60,842
Subordinated liabilities	1,891	1,426	2,775	6,053	7,942	7,808
Non-controlling interests	66	50	56	50	61	38
Capital stock	3,252	2,452	1,210	699	699	664
Stock premium account	6,800	5,127	3,926	4,092	4,092	775
Retained earnings	4,651	3,507	3,740	3,263	4,761	5,670
Other reserves	(1,153)	(869)	(1,510)	(1,580)	(2,610)	(400)
Own shares held for the benefit of life assurance policyholders	(20)	(15)	(15)	(87)	(90)	(225)
Stockholders' equity	13,531	10,202	7,351	6,387	6,852	6,484

(1)
Translated solely for convenience into dollars at €1.00 = US$1.3263, the Spot Rate on 23 March 2012.

(2)
The income statement data for the nine month period ended 31 December 2009 shown in this table is taken from the consolidated income statement on page F-4. This data differs from that shown in the Operating and Financial Review and the Operating Segments note (see note 2 to the consolidated financial statements on page F-52). During 2010, the Group changed the reported presentation of the results of two of its subsidiaries such that the income and other operating expenses are presented on separate line items in the Income Statement and to facilitate a more meaningful comparison, a similar presentation has now been adopted in the Operating and Financial Review and the Operating Segments note (but not in the consolidated income statement or the income statement data in Table 1) for the nine month period ended 31 December 2009. This has led to a decrease in net interest income of €9 million, an increase in other income of €17 million and an increase in operating expenses of €8 million as compared to the amounts previously reported for these line items.

(3)
The Group's ordinary stock was renominalised from €0.64 to €0.10 with effect from 19 May 2010 and from €0.10 to €0.05 with effect from 11 July 2011.

(4)
The prior years have been adjusted retrospectively to reflect the bonus element of the rights issue, which took place in July 2011. An adjustment factor of 1.007809 has been applied. See note 21 to the consolidated financial statements.

(5)
See Item 8 "Financial Information—Dividend Policy" for details of dividends per unit of ordinary stock in dollars.

Table 2

	Year ended 31 December 2011		Year ended 31 December 2010	9 months ended 31 December 2009(6)	Year ended 31 March 2009	Year ended 31 March 2008
	(in Percentages %)
Other Financial Data
Return on average total assets(7)	0.03		(0.35)	(1.03)	0.03	0.8
Return on average stockholders' equity(8)	0.5		(8.4)	(25.3)	0.9	24.4
Net interest margin(9)	1.1		1.4	1.7	2.1	1.9
Cost/income ratio(10)	41	*	39 *	38 *	62	50
Impairment provisions on loans and advances to customers(11)	6		4.2	2.5	1.3	0.4
Impairment provisions on loans held for sale to NAMA(12)	—		8.6	22.7	—	—
Impairment charges to average total loans(13)	1.7		1.6	3.9	1.0	0.2
Stockholders' equity to assets(14)	6.6		4.4	3.5	3.3	3.3
Dividend payout ratio(15)	—		—	—	—	36

	Year ended 31 December 2011	Year ended 31 December 2010	9 months ended 31 December 2009	Year ended 31 March 2009	Year ended 31 March 2008
	(in Percentages %)
Capital	Basel II	Basel II	Basel II	Basel II	Basel I
Core tier 1 ratio	15.1	9.7	8.9	9.5	5.7
Core tier 1 ratio (PCAR/EBA stress test basis)(16)	14.3	—	—	—	—
Tier 1 capital ratio	14.4	9.7	9.8	12.0	8.1
Total capital ratio	14.7	11.0	13.4	15.2	11.1

*
Impacted by the gain of €1,789 million (year ended 31 December 2010: €1,402 million and 9 month period ended 31 December 2009: €1,037 million) on the repurchase of subordinated liabilities and the gain of €2 million (year ended 31 December 2010: €733 million and 9 month period ended 31 December 2009: €nil) from amendments to defined benefit pension schemes.

(6)
Other financial data for the nine month period ended 31 December 2009 is presented on an annualised basis.

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

(10)
The cost / income ratio is determined by dividing the total expenses including goodwill impairment of the Group by the total income (including gain on the re-purchase of subordinated liabilities) of the Group including income from associated undertakings and joint ventures.

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

(13)
Impairment charges to average total loans is calculated by dividing impairment charges for the financial period on loans and advances to customers by average loans and advances to customer (including assets classified as held for sale and held for sale to NAMA).

(14)
Stockholders' equity excludes minority interests.

(15)
Dividend payout ratio is calculated by dividing the annual equity dividends by profit attributable to ordinary stockholders.

(16)
Core tier 1 (PCAR/EBA stress test basis) is calculated in line with methodology used for the 2011 PCAR and EBA stress test. As stated in the Financial Measures Programme 'The Central Bank applied capital requirement rules and a definition of Core tier 1 capital as prescribed by the Capital Requirements Directive, which is the prevailing regulatory standard in the EU. To increase conservatism, the Central Bank has included all supervisory deductions, including 50:50 deductions'.

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

Given the challenging conditions that remain in financial markets and the continuing weakness of the economies in which the Group operates, the precise nature of all the risks and uncertainties cannot be predicted and many of these risks are outside the Group's control.

Concerns regarding European sovereign debt experienced since 2010 have resulted in instability in financial markets, adversely impacting market sentiment, restricting access to wholesale funding markets for many sovereigns and financial institutions across Europe and limiting their ability to raise funds at sustainable cost levels.

These concerns have surfaced due to the focus in international debt markets on the level of fiscal deficits and evolving sovereign debt levels of some EU member states and the potential impact of these on the individual EU member state economies. The contagion effect arising from severe sovereign debt issues in Greece in 2011 has given rise to increased speculation regarding the overall stability of the eurozone and the suitability of the single currency to deal appropriately with specific circumstances of individual member states.

Plans are currently in development for tighter new budgetary rules to enforce economic discipline and deepen economic integration, commonly referred to as a 'fiscal compact', the main provisions of which include a percentage Gross Domestic Product (GDP) cap on countries' structural deficits and automatic consequences for those countries whose public deficits exceed specified percentages of GDP. These tighter rules are to be embedded into national laws. While this is not proposed as a treaty change, but a separate international agreement between certain member states, this will require ratification by those member states and will require a referendum in Ireland. The Irish Government has announced that the fiscal treaty referendum will be held on 31 May 2012.

Any failure by Ireland or another member state to ratify this agreement may jeopardise that country's continuing participation in the euro or limit or eliminate refinancing options for borrowings at acceptable cost levels with adverse implications for the fragile recovery in economic and financial systems.

There is no certainty that ratification of this agreement will resolve the current market dislocation.

Any threat to the overall stability of the euro system may have profound recessionary impacts, particularly on a small open economy such as Ireland.

The Group has a continuous need for liquidity to fund its business activities. It may suffer periods of market-wide and/or firm-specific liquidity constraints and is exposed to the risk that liquidity is not made available to it even when its underlying business is strong.

The Group relies on customer deposits to fund a considerable portion of its loan portfolio. Loss of customer confidence in the Group's business or in banking businesses generally, among other things, could result in unexpectedly high levels of customer deposit withdrawals, which could have a material adverse effect on the Group's results, financial condition and liquidity prospects.

The termination or non-renewal on or before 31 December 2012 of, or changes to the operation of, or the participation by the Group in, the Eligible Liabilities Guarantee (ELG) scheme or changes in the terms of the Group's participation in this scheme could have an adverse impact on the Group's results, financial condition and prospects.

Continued concerns regarding the stability of the eurozone could materially adversely impact the Group by increasing its costs of funding, reducing its access to the wholesale funding markets and / or increasing its reliance on funding from Monetary Authorities, thereby adversely impacting the Group's ability to fund its operations, which could materially adversely impact the Group's results, financial condition and prospects.

The Group is currently receiving funding from Monetary Authorities and any disruption to access could increase the Group's liquidity and funding risks.

The Central Bank prescribes regulatory liquidity ratios for Irish domestic financial institutions. Compliance with these ratios can be adversely impacted by a range of factors, including the term of borrowings, the split between unsecured and secured funding and the mix of liquidity facilities provided by Monetary Authorities. There were temporary breaches in January, April, June and September 2011 of liquidity requirements, which were subsequently remediated. If the Group fails to achieve the actions agreed with the Central Bank to delever the balance sheet in line with the PLAR requirements this may jeopardise the Group's ability to comply with regulatory liquidity ratios in the future.

The credit ratings of the Irish sovereign and the Group are set out on page 226. Further downgrades to the Irish sovereign credit ratings or outlook or the restructuring of, or inability to meet Irish sovereign liabilities could further increase the cost of or otherwise impair the Group's access to funding, trigger additional collateral requirements and weaken its competitive position.

Further downgrades to the Group's credit ratings or outlook could impair the Group's access to funding, capital or deposits markets, trigger additional collateral requirements, further withdrawals of deposits and/or weaken its competitive position.

A foreign owned bank with stronger credit ratings than the Group could acquire one of the Group's principal competitors in the Irish banking market. This could have an adverse impact on the Group's funding profile if a significant number of depositors transferred their deposits from the Group to the competitor due to the new owner's stronger credit ratings. In addition, the competitor could be in a position to lend to the Group's customers at lower rates due to access to cheaper funding with a consequent adverse impact on the Group's financial condition and prospects.

The Group's businesses are subject to inherent risks arising from macroeconomic conditions in the Group's main markets, particularly in Ireland and the UK. A small open economy such as Ireland is dependent on export led growth for prosperity. Ongoing weakness in world economies may dampen export demand. Downside risks to the global economy are particularly driven by concerns over growth in Europe.

Reduced growth prospects in Ireland's trading partners increases the likelihood of prolonging the existing recession which could further adversely impact the Group's results, financial condition and prospects.

The continued downturn in economic conditions, particularly in Ireland, has resulted in a decline in demand for business products and services, weak business and consumer confidence, lower personal expenditure and consumption, increases in the debt service burden of consumers and businesses and limitations on the general availability of credit. These factors have significantly impacted, and may continue to impact, the Group's customers. As a consequence, the demand for, and supply of, the Group's products and services may weaken and in turn this may impact the Group's results, financial condition and prospects.

The downward pressure on firms' profitability and household disposable incomes from austerity measures, as well as the high level of private sector debt combined with the resulting deterioration in the business environment, are likely to further impact demand for loans. In addition, the Group's customers may further significantly decrease their risk appetite for non-deposit investments such as life and investment products, which could adversely impact the Group's fee and commission income.

Weak business conditions could also lead to increased difficulties in relation to the recoverability of loans and other amounts due from borrowers and other counterparties. This has led to increases and could result in further increases in the Group's impaired loans and impairment charges.

The precise nature of all the risks and uncertainties the Group faces as a result of the economic outlook is difficult to predict, in view of uncertainty regarding the scale and pace of economic recovery. Accordingly, the Group may experience further reductions in business activity, increased funding costs, decreased asset values, additional impairment charges with consequent adverse impacts on its financial condition. Moreover, any worsening of the global economic environment could impact Ireland, the UK or other countries that are significant to the Group's business and could further adversely impact the Group's results, financial condition and prospects.

Deterioration in the credit quality of the Group's borrowers and counterparties, as well as increased difficulties in relation to the recoverability of loans and other amounts due from such borrowers and counterparties, have resulted in significant increases, and could result in further significant increases, in the Group's impaired loans and impairment charges.

Exposures originated and managed in Ireland and the UK represent a substantial majority of the Group's credit risk. The Group has exposures to residential mortgages and to a range of corporate customers in different sectors, in particular to investors in commercial property and residential property. Economic conditions may deteriorate further in the Group's main markets, which may lead to, amongst other things, further declines in values of collateral and investments, persistently high unemployment levels, weakened consumer and corporate spending, declining corporate profitability, declining equity markets and bond markets and a further increase in corporate insolvencies.

Portfolio specific concerns are highlighted below.

Mortgages/Consumer

Residential property prices continue to be under pressure in Ireland. This could impact the collateral value assumed for provisioning purposes and the price achieved with respect to repossessed properties.

Uncertainty surrounding behavioural changes in Irish borrowers, and potential changes to the bankruptcy regime in Ireland, may further impact on the Group's credit exposures and on the Group's results, financial condition and prospects.

Property

The Group is exposed to declining property values and deterioration in the performance of the residential and commercial property markets in Ireland and the UK. The majority of the Group's commercial property exposure relates to investment property, which is vulnerable to tenant repayment capacity.

SME/Corporate

Many Irish SMEs/Corporates are dependent on the export market. Their repayment capacity is impacted by factors such as exchange rates and economic growth in the countries to which they export. Irish and UK SMEs/Corporates that sell to their domestic markets are exposed to the possibility of reduced levels of consumer and corporate demand as well as continued weak consumer sentiment amid further austerity measures.

The Group has also been exposed to increased counterparty risk as a result of financial institution and corporate failures and will continue to be exposed to the risk of loss if counterparty financial institutions or other corporate borrowers fail or are otherwise unable to meet their obligations.

Sovereign risk

Sovereign risk concerns for the Group primarily relate to Ireland and the eurozone region. Further turmoil in the eurozone area could result in downgrades and deterioration in the credit quality of the Group's sovereign exposures.

Financial institutions

Management of Irish and European bank debt exposures continues to be a focus for the Group. The successful introduction of a unified European solution to the crisis is key to resolving counterparty credit risk concerns.

The Group is subject to a number of risks associated with the Irish banking system and the regulatory environment primarily in Ireland and the UK. New regulatory obligations or fines and sanctions resulting from regulatory investigations could have a material adverse impact on the Group's results, financial condition and prospects.

The Central Bank and Credit Institutions (Resolution) Act 2011 (the Resolution Act 2011)

The introduction of the Credit Institutions (Stabilisation) Act 2010 (the Stabilisation Act) created a mechanism for State intervention in the banking industry to a degree which could have a very significant adverse impact on the Group's operations. This legislation is scheduled to cease to have effect on 31 December 2012, to be replaced as far as the Group is concerned by the existing permanent resolution regime for all other relevant financial institutions, as provided by the Central Bank and Credit Institutions (Resolution) Act 2011. (See Regulation of Banks and Residential Lending—General Supervision and Regulation of Banks in Ireland). Under the Resolution Act 2011 the Central Bank is given the authority to take over, run and break up troubled financial institutions as it seeks to minimise the cost of a bank failure for taxpayers (this power rests with the Minister for Finance under the Stabilisation Act). A special resolution fund is also to be set up, with a levy to be placed on banks to cover the cost of the Central Bank assuming control of a financial institution. Both the Resolution Act 2011 and the Stabilisation Act allow the Central Bank and the Minister respectively to require banks to be managed in the national interest rather than shareholders' interest. Under the Resolution Act 2011 the Central Bank is also given the power to make an application to the High Court to appoint a special manager to run troubled banks and is also allowed to remove any staff, directors or consultants. It can also create 'bridge banks' to take control of deposits and loans of a failed institution pending their transfer to another bank.

Central Bank—Fit and Proper Regime

On 1 September 2011, the Central Bank published its Regulations and Standards of Fitness and Probity under Part 3 of the Central Bank Reform Act 2010.

The Act gave the Central Bank wide ranging powers across the financial services industry to:

•
approve or veto the appointment of people to certain positions;

•
investigate and where appropriate remove or prohibit certain position holders; and

•
set statutory standards of fitness and probity across the financial services industry.

The Central Bank has stated that it may initiate reviews under the fitness and probity standards in respect of the directors of certain financial institutions who were directors of those institutions since before the beginning of the financial crisis in 2008 (of which the Group's CEO is one). If the Deputy Governor (Financial Regulation) of the Central Bank were to form an opinion that there is reason to suspect the person's fitness and probity to perform the relevant function, an investigation may be conducted which may result in a prohibition notice being issued preventing the person from carrying out their function. No such opinion in relation to the Group's CEO has been formed to date. If any issues were to arise under the Fit and Proper regime, they could impact on the Group's reputation, results, financial condition and prospects.

Irish Banking System

The introduction of new government policies or the amendment of existing policies in Ireland or the UK in respect of the banking system, including its supervision, regulation, recapitalisation and structure, has had, and may have a significant impact on the Group's results, financial condition and prospects.

Irish Government policy in respect of the banking system, including its supervision, regulation, recapitalisation and structure, has had, and will continue to have a major impact on the Group. The Irish Government can implement its policy by utilising its extensive powers under existing legislation, the introduction of new or amended legislation or, in the Group's case, the exercise of its stockholder and other rights pursuant to the holding by the National Pensions Reserve Fund Commission (NPRFC) of ordinary stock and preference stock in the capital of Bank of Ireland and the powers included in the Stabilisation Act.

Implementation of Government policy and other requirements arising from the EU/IMF Programme, in particular those that may impact banks in Ireland, could give rise to policies and changes that may not be aligned with the interests of the Group or its stockholders or its creditors. The introduction of new Government policies or the amendment of existing policies by any future Government could have a significant impact on the Group's results, financial condition and prospects.

The Group has also given a number of undertakings to the Minister for Finance in respect of its lending, corporate governance, dividends and remuneration.

The increased geopolitical risk in the eurozone may have implications for the future of the Irish banking system and increased capital requirements for banks operating in Europe since heavily capitalised banks are mooted as a possible solution to some of the sovereign risk concerns.

Regulatory obligations are increasing and the embedding of the significant number of new codes into existing systems and business processes within requisite timescales is very challenging, especially given their operational complexity. In addition there appears to be an increasing tendency to impose more stringent sanctions or fines. Were the Group to breach regulatory obligations to such an extent that a regulator considered that a sanction or fine was necessary, such sanction or fine would require public disclosure which may impact on both investor and customer sentiment and could adversaly impact the Group's results, financial condition and prospects.

Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 (ELG)

Under the ELG scheme, certain liabilities of Irish financial institutions (Participating Institutions) are guaranteed by the Minister for Finance. The ELG scheme facilitates Participating Institutions, including the Group, in issuing debt securities and taking deposits.

The Irish Government has extended the ELG scheme for a further period of one year to 31 December 2012. The extension is subject to, as normal, EU state aid approval every six months—which is the maximum period permitted for such approval under the European Commission's policy on guarantee schemes in the financial sector. The EU Commission has approved the first six month extension to 30 June 2012. Debt securities and deposits issued under the ELG scheme prior to 30 June 2012 will be covered up to maturity, subject to a maximum maturity of five years.

The cancellation, cessation or material amendment of the ELG scheme could adversely affect the terms on which the Group would be able to access funding. The Group's financial position may also be impacted by material changes to the cost of participating in the ELG scheme, which may be changed at the discretion of the Minister for Finance and the European Commission.

Notwithstanding the support made available to the State by the EU / IMF Programme, an Irish sovereign default on its liabilities would lead to a loss on outstanding holdings of Irish government and NAMA bonds, materially impair the Group's access to funding, trigger additional collateral requirements, weaken its competitive position and adversely affect the Irish economy with significant effects for the Group.

EU Restructuring Plan

On 15 July 2010, the European Commission approved the State aid received by the Group under EU State aid rules on the basis of the Group's EU Restructuring Plan submitted on 30 September 2009 and updated on 26 May 2010.

On 31 March 2011, the Minister for Finance, in his Statement on Banking Matters, stated that the State would submit new restructuring plans for the banks to the European Commission for approval under EU State aid rules in respect of the implications of the changes necessary for the future banking landscape in Ireland. As part of the European Commission State aid review, a revised 2011 EU Restructuring Plan was prepared by the Group and submitted by the Department of Finance to the European Commission on 29 April 2011. This Revised 2011 EU Restructuring Plan includes the additional deleveraging of assets and the expansion and extension of other behavioural measures already agreed in the Approved 2010 EU Restructuring Plan. On 20 December 2011, the European Commission adopted their Final Decision approving the Revised 2011 EU Restructuring Plan.

The Group could be subject to a variety of risks as a result of implementing the EU Restructuring Plan. If the Group fails to comply with commitments contained in the EU Restructuring Plan or if the Group materially deviates from the EU Restructuring Plan or needs additional State aid not foreseen in the Commission's decision approving the EU Restructuring Plan, the Commission may reopen the State aid control procedure and/or open a new procedure and reassess the aid measures in their entirety. This may result in an adverse outcome for the Group such as the requirement to complete a new or revised plan and the imposition of additional divestiture obligations or behavioural restrictions going beyond the ones contained in the current EU Restructuring Plan.

In implementing the EU Restructuring Plan, the Group will lose existing customers and other assets through the sale of businesses and potentially suffer damage to the rest of the Group's business arising from implementing the final EU Restructuring Plan regarding both the divestment and behavioural commitments. The potential for the Group realising associated revenues and margins that it otherwise might have achieved in the absence of such measures may be inhibited. Such implementation may also result in disruption to the retained business impacting on customers, and could result in separation costs which could potentially be substantial. There is no assurance that the price that the Group receives for any assets sold pursuant to the final EU Restructuring Plan will be at a level that the Group considers adequate or which it could obtain in circumstances in which the Group was not required to sell the assets in order to implement the EU Restructuring Plan or if the sale of these assets were not subject to the restrictions contained in the terms of the plan.

A Monitoring Trustee approved by the European Commission will oversee the Group's adherence to the commitments of the EU Restructuring Plan. The actions of the Monitoring Trustee could further adversely impact on the Group and its performance by requiring the Group to act in a manner which is not always aligned with the interests of Stockholders and which could lead to disruption in the Group's operations, financial condition and prospects.

Other

The Government (through the NPRFC) currently holds all of the outstanding 2009 Preference Stock. Under the terms of the 2009 Preference Stock, if the Group does not pay the cash dividend otherwise due on the 2009 Preference Stock, payable annually on 20 February, it may issue units of ordinary stock to the NPRFC in lieu of the relevant cash dividend. This could arise if the Group was precluded from paying dividends or had inadequate distributable reserves at the relevant dividend declaration date.

As the current holder of the outstanding 2009 Preference Stock the NPRFC has the right to directly appoint 25% of the directors of the Group. The tabling of any resolution at a General Court of Bank of Ireland to alter the capital structure of the Group requires the prior approval in writing of the Minister for Finance. These rights apply in full for so long as the NPRFC holds any units of 2009 Preference Stock and they are not reduced in line with any reduction in the number of units of 2009 Preference Stock held.

The Group's participation in the ELG scheme and the NPRFC's holding of 2009 Preference Stock could require the Group to implement operational policies that could materially adversely affect the Group's results, financial condition and prospects.

Bank of Ireland (UK) plc

At 31 December 2011, the Group's subsidiary bank in the United Kingdom, Bank of Ireland (UK) plc, comprised the Group's Post Office joint ventures, its branch business in Northern Ireland, assets from its former intermediary mortgage business, and other parts of its UK business banking operations. The Group's UK subsidiary could be subject to special resolution regime powers under the UK Banking Act 2009. The Financial Services Act 2010 (FS Act 2010) obliges the Financial Services Authority (FSA) to make Recovery and Resolution Plan (RRP) rules for UK incorporated deposit-takers having regard to international standards relating to RRPs.

The Group's UK subsidiary could be subject to future structural and non-structural reforms to promote financial stability and competition and to protect UK retail depositors currently under consideration by the UK Government.

Bank of Ireland (UK) plc is authorised and regulated by the FSA. If the FSA considered that Bank of Ireland (UK) plc was failing, or likely to fail, to meet the threshold authorisation conditions in the Financial Services and Markets Act 2000 (FSMA 2000), it could exercise the special resolution regime powers granted to HM Treasury, the Bank of England and the FSA under the UK Banking Act 2009. These powers allow the FSA to: (a) transfer all or part of the business of the subsidiary or the shares of the subsidiary to a third party, (b) transfer all or part of the business of the subsidiary to a 'bridge bank' wholly owned by the Bank of England or (c) take the subsidiary into temporary UK Government ownership, with the corresponding risk of the loss to the Group of the Bank of Ireland (UK) plc business. Such actions could adversely impact the existence, nature or value of the Group's investment in Bank of Ireland (UK) plc. If Bank of Ireland (UK) plc was subject to the special resolution regime and a partial transfer of its business to another entity took place, the quality of the assets and the quantum of the liabilities not transferred and remaining with Bank of Ireland (UK) plc may result in a deterioration of the creditworthiness or in the insolvency of Bank of Ireland (UK) plc. In such circumstances, while the Group may have a claim for compensation there can be no assurance that it would recover compensation promptly or equal to any loss actually incurred.

The additional regulatory complexity of Bank of Ireland (UK) plc impacts current management accountabilities and operations and the business plan for Bank of Ireland (UK) plc and Group deleveraging plans. As UK deposits are a critical source of funding, additional conditionality attaching to licensing parameters may undermine efforts to achieve Group objectives to repay monetary authority funding.

Basel III/CRD IV

In July 2011, the EU published its proposals for CRD IV which will implement Basel III rules in the EU. The rules will be implemented on a phased basis, commencing in 2013 and currently planned to complete by 2019. The Group continues to plan for CRD IV, however as there are differences between Basel III and CRD IV definitions for key ratios including the Liquidity Coverage Ratio (LCR), the Net Stable Funding Ratio (NSFR) and Risk Weighted Assets (RWA) composition, it is difficult to assess the full impact on the Group of the revised rules at this time.

Capital adequacy and its effective management is critical to the Group's ability to operate its businesses and to pursue its strategy.

The Group's business and financial condition would be affected if the Group were insufficiently capitalised. This could be caused by a materially worse than expected financial performance (including, for example, reductions in earnings as a result of impairment charges, increases in risk weighted assets and delays and higher than planned haircuts in the disposal of certain assets).

The minimum regulatory requirements imposed on the Group, the manner in which the existing regulatory capital is calculated, the instruments that qualify as regulatory capital and the capital tier to which those instruments are allocated, could be subject to change in the future.

A number of regulatory initiatives have recently been proposed or enacted, which could significantly alter the Group's capital requirements. These initiatives include Capital Requirements Directives (CRD II, III, IV), Basel III and Solvency II.

The Central Bank of Ireland expects the Group to complete a revised Prudential Capital Assessment Review in 2012 (2012 PCAR), similar to the exercise completed in 2011. The 2012 PCAR is an assessment of forward-looking prudential capital requirements of the Group arising from expected and potential stressed loan losses, and other financial developments. The Group could be subject to the risk that capital requirements may increase post the publication of the results of the 2012 PCAR.

The Group has had significant capital raisings in 2010 and 2011. Any requirement in the future to raise additional capital could significantly dilute existing shareholdings.

The Group can be exposed to market risks such as changes in interest rates, interest rate spreads and foreign exchange rates.

The Group distinguishes between structural and discretionary market risk. The Group uses the term 'structural' to encompass the interest rate risks that arise from the presence of non-interest related assets and liabilities on the balance sheet, the exposure of Group earnings to basis risk (including cross-currency basis risk) and the exposure of the Group's net worth and its principal capital ratios to exchange rate movements. The challenge of managing these structural risks has increased in recent years as a result of higher impairment charges, write-downs on disposals, capital management initiatives and the impact of the crisis on interest rate and foreign exchange markets. The Group remains potentially exposed to adverse movements in interest rates, interest rate basis (the differential between variable interest rates), cross-currency basis (the cost of borrowing in euros to fund assets in sterling) and exchange rates.

The Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations.

While significant progress was made in 2009 to confine the size of liabilities, the Group's pension funds are subject to market fluctuations and changes in the value of underlying assets, as well as to interest rate risk, mortality risk and changes to actuarial assumptions. These fluctuations could impact on the value of the schemes' asset portfolios and result in returns on the pension funds being less than expected and / or result in there being a greater than expected increase in the estimated value of the schemes' liabilities.

Reputation risk is inherent in the Group's business.

Negative public or industry opinion can result from the actual or perceived manner in which the Group conducts its business activities or from actual or perceived practices in the banking industry, such as remuneration practices, money laundering, the occurence of cyber crime, mis-selling of financial products or widespread mortgage foreclosures.

Negative public or industry opinion may adversely impact the Group's ability to have a positive relationship with key stakeholders including the Government and / or keep and attract customers and, in particular, depositors, the loss of which may in each case adversely impact the Group's business, financial condition and prospects.

The Group's businesses are dependent on their ability to process and report, accurately and efficiently, a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes.

Operational risks are inherently present in the Group's businesses, including as a result of potentially inadequate or failed internal processes (including financial reporting and risk monitoring processes), information technology or equipment failures or the failure of external systems and controls including those of the Group's suppliers or counterparties or from people related events or external events, such as cyber crime or the risk of fraud and other criminal acts carried out against the Group. Any weakness in the Group's internal control structures and procedures could result in a material adverse impact on the Group's results, financial condition and prospects, as well as reputational damage which could exacerbate such adverse impact.

The Group is subject to various tax rates in various jurisdictions computed in accordance with local legislation and practice. There is a risk that such tax rates, legislation and practice may change, which could adversely impact the results, financial condition and prospects of the Group.

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

The resolution of the eurozone sovereign debt crisis has given rise to discussions regarding increased fiscal convergence and the possible introduction of a financial transaction tax, the so called 'Tobin Tax'. Any revised treaty to support announcements by Germany and France on the concept of fiscal union including an 'economic government' could have implications for Irish corporate tax rates or the tax base. This may impact on the Group's results, financial condition and prospects.

The Group may be subject to litigation proceedings which could have a material adverse impact on its results, financial condition and prospects.

Disputes and legal proceedings in which the Group may be involved are subject to many uncertainties, and their outcomes are often difficult to predict, particularly in the earlier stages of a case or investigation.

Adverse judgments in litigation could result in restrictions or limitations on the Group's operations or result in a material adverse impact on the Group's reputation or financial condition.

The Group's success depends in part on the availability of skilled management and the continued services of key members of its management team, both at its head office and at each of its business units.

Failure by the Group to staff its operations appropriately, or the loss of one or more key senior executives and failure to replace them in a satisfactory and timely manner may have a material adverse impact on the Group's results, financial condition and prospects.

In addition, if the Group fails to attract and appropriately train, motivate and retain highly skilled and qualified people, its businesses may also be negatively impacted. Restrictions imposed on remuneration by Government, tax or regulatory authorities or other factors outside the Group's control in relation to the retention and recruitment of key executives and highly skilled and qualified people may also adversely impact on the Group's ability to retain such staff.

The Group is also subject to restrictions on remuneration arising from the implementation of Irish legislation and the European Banking Authority (EBA) remuneration guidelines.

Item 4    INFORMATION ON THE COMPANY

GENERAL

The Governor and Company of the Bank of Ireland was established as a chartered corporation by an Act of the Irish Parliament of 1781/2 and by a Royal Charter of King George III in 1783. The Bank of Ireland Group had total assets of €155 billion at 31 December 2011. The address of the principal executive offices is 40 Mespil Road, Dublin 4, Ireland. (Telephone +35316378000).

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

The Group provided fund management services through its Asset Management businesses. However, on 10 January 2011, the Group completed the sale of Bank of Ireland Asset Management (BIAM) to State Street Global Advisors; on 1 June 2011, the Group completed the sale of Bank of Ireland Securities Services (BoISS) to Northern Trust Corporation, and on 21 April 2011 the Group completed the sale of its 50% holding in Paul Capital Investments LLC to the firm's existing management team.

On 15 July 2010 the European Commission approved the terms of the Group's 2010 EU Restructuring Plan which was required in the context of a review by the European Commission following the Group's receipt of State aid.

Following the March 2011 PCAR/PLAR review, the Group submitted its 2011 EU Restructuring Plan to the European Commission, which was subsequently approved on 20 December 2011.

The key amendments to the approved 2010 EU Restructuring Plan reflected in the 2011 EU Restructuring Plan are as follows:

•
The divestment period for New Ireland Assurance Company plc will be extended by twelve months from the date originally agreed;

•
The planned divestment of ICS Building Society will no longer proceed;

•
The measures to facilitate competition in the Irish banking market will now apply from 1 January 2013 to 31 December 2015 and may involve broadening of the relevant product scope;

•
The commitment from the Group not to pay dividends on Ordinary Stock has been extended to the earlier of (i) 31 December 2015 or (ii) a date when the 2009 Preference Stock is either redeemed or no longer owned by the State;

•
The commitment from the Group with respect to restrictions on acquisitions has been extended to the earlier of (i) 31 December 2015 or (ii) a date when the State's holding of the 2009 Preference Stock, Ordinary Stock and Contingent Capital note are redeemed, repaid or no longer owned by the State; and

•
The Group's commitment with respect to restrictions on the level of marketing spend will apply for a further eighteen months.

The Group announced the deleveraging of financial assets with a carrying value of €8.6 billion during 2011 of which €7.6 billion had been completed and derecognised by 31 December 2011. The Group realized a loss on disposal after transaction costs of €565 million. €0.9 billion of the remaining €1 billion in assets announced has been completed and derecognised since 31 December 2011 with the remaining €0.1 billion expected to settle in the coming months. Further information on deleveraging is shown in note 17 to the Consolidated Financial Statements.

BUSINESS OVERVIEW

The Group provides a broad range of financial services in Ireland to all major sectors of the Irish economy. These include checking and deposit services, overdrafts, term loans, mortgages, business and corporate lending, international asset financing, leasing, instalment credit, invoice discounting, foreign exchange facilities, interest and exchange rate hedging instruments, executor, trustee, life assurance, pension and financial advisory services, including mergers and acquisitions. The Group provides services in euro and other currencies. The Group markets and sells its products on a domestic basis through its extensive nationwide distribution network in Ireland, which consists of 251 full time service branches and approximately 1,246 ATMs, its direct telephone banking service, direct sales forces and its online services.

The Retail UK division incorporates Business Banking in the UK, the branch network in Northern Ireland, the discontinued intermediary sourced mortgage business operating under Bristol & West and Bank of Ireland brands and the joint ventures with the UK Post Office, namely Post Office Financial and Travel Services, which were transferred to the Group's wholly owned banking subsidiary, Bank of Ireland (UK) plc, on 1 November 2010. In addition, the Bank provides corporate lending and treasury products and services to corporate customers in the UK through its Corporate Banking and Global Markets businesses which have offices in Belfast, Bristol and London.

Operations in the rest of the world are undertaken by:

•
Corporate Banking, which is engaged in international lending, with offices located in France, Germany, and the US;

•
Global Markets, which delivers a comprehensive range of risk management products to the Group's customer base.

CORPORATE STRUCTURE

As at 31 December 2011 the Group organised its businesses into Retail Ireland (formerly Retail Republic of Ireland), Bank of Ireland Life (BoI Life), Retail UK (formerly UK Financial Services), Corporate and Treasury (formerly Capital Markets), and Group Centre. Corporate and Treasury includes Corporate Banking, Global Markets and IBI Corporate Finance business. The Group's operations extend geographically throughout Ireland, the UK, Europe and the US. The segmental analysis note, shown in note 2 to the Consolidated Financial Statements includes an analysis of profit contributions by both geographic segments and by business classes. See also Item 5 "Operating & Financial Review and Prospects" and note 60 and note 17 to the Consolidated Financial Statements for further information in relation to the EU restructuring plan and divestments.

Retail Ireland (formerly Retail Republic of Ireland)

Retail Ireland includes all the Group's branch operations in the Republic of Ireland. The branches offer a wide range of financial products and services in addition to the deposit, lending, current account and other money transmission services traditionally offered by banks. It also includes Bank of Ireland Mortgage Bank, ICS Building Society, Business Banking, Private Banking, an instalment credit and leasing business, credit card operations, commercial finance/factoring businesses, together with direct telephone and online banking services.

Bank of Ireland Life

Bank of Ireland Life comprises the Group's businesses that operate in the life and pensions market in Ireland. New Ireland Assurance Company plc (NIAC) is a manufacturer of pension, life assurance and related products for individuals and SME's as well as a distributor in the independent intermediary and direct sales channels. Bank of Ireland Life is the distributor to Group customers in Ireland through the branch network. As one of its commitments under the Approved 2010 EU Restructuring Plan the Group is required to sell NIAC. A key amendment to the approved 2010 EU Restructuring Plan as reflected in the 2011 EU Restructuring Plan, which was approved on 20 December 2011, is that the divestment period for NIAC will be extended by twelve months from the date originally agreed.

Corporate and Treasury (formerly Capital Markets)

The principal constituents of the Corporate and Treasury division are Corporate Banking, Global Markets and IBI Corporate Finance.

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

Retail UK (formerly UK Financial Services)

Retail UK comprises Business Banking in Great Britain and Northern Ireland, the branch network in Northern Ireland, the UK residential mortgage business and the business activities with the UK Post Office. The business banking unit provides loan facilities to medium and large corporate clients in addition to international banking, working capital financing, leasing and electronic banking services. Offshore deposit taking services are offered in the Isle of Man. The business activities with the UK Post Office provide a range of retail financial services. A substantial part of the Retail UK operations are conducted through the Group's wholly owned UK licensed subsidiary, Bank of Ireland (UK) plc.

Group Centre

Group Centre comprises the central support functions for the Group including Finance, Group Credit and Market Risk, Group Governance Risk and Human Resources. In the Group's financial statements, Group Centre also reflects the costs associated with capital management activities, unallocated support costs and the cost of the Government Guarantee Scheme.

Name change

The Group changed the name of three of its segments as detailed above with no change to composition of its segments.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

Acquisitions

There were no principal acquisitions in the three financial periods to 31 December 2011.

Divestitures

The principal capital divestitures in the three financial periods to 31 December 2011 consist of the following:

Burdale Financial Holdings Limited (Burdale)

On 19 December 2011 the Group announced the sale of Burdale Financial Holdings Limited (Burdale) to Wells Fargo International Banking Corporation. Burdale is a 100% subsidiary of the Group and is a provider of comprehensive asset based lending to the UK and US markets. The sale completed on 1 February 2012, resulting in a loss of €6 million which will be included in the income statement for the year ended 31 December 2012.

In the year ended 31 December 2011 an impairment charge of €45 million on goodwill relating to Burdale was recognised in the income statement.

Foreign Currency Exchange Corporation (FCE Corporation)

During the year ended 31 December 2011 the Group disposed of its interest in Foreign Currency Exchange Corporation (FCE Corporation). FCE Corporation was a 100% subsidiary of the Group and provides foreign currency note services and international money payment services to a large number of banking institutions throughout the US and Canada. In line with the commitments given in the EU Restructuring plan, on 9 May 2011 the Group announced the sale of FCE Corporation to Wells Fargo Bank N.A. for consideration of €31 million. On 1 August 2011, all conditions were satisfied and the sale was completed with a resulting profit of €8 million.

Paul Capital Investments LLC

During the year ended 31 December 2011 the Group disposed of its interest in Paul Capital Investments LLC. In line with the commitments given in the EU Restructuring plan, on 21 April 2011 the Group completed the sale of its 50% holding in Paul Capital Investments LLC to the firm's existing management team for consideration of €9 million. The profit was less than €1 million. This sale represented the Group's exit from institutional fund management and the completion of another element of the Group's EU Restructuring and Viability Plan.

Bank of Ireland Securities Services (BoISS)

During the year ended 31 December 2011 the Group disposed of its interest in Bank of Ireland Securities Services (BoISS). BoISS was a 100% subsidiary of the Group and is a provider of asset administration. On 24 February 2011 the Group announced the sale of BoISS to Northern Trust Corporation for cash and deferred consideration. The fair value of the consideration was estimated to be €51 million and the sale was completed on 1 June 2011, with a resulting profit of €32 million.

Bank of Ireland Asset Management (BIAM)

During the year ended 31 December 2011 the Group disposed of its interest in Bank of Ireland Asset Management (BIAM). BIAM was a 100% subsidiary of the Group and is a provider of investment management solutions to Irish and international clients. In line with the commitments given in the EU Restructuring plan, on 22 October 2010 the Group announced the sale of BIAM to State Street Global Advisors for cash consideration of €57 million, subject to certain conditions. On 10 January 2011, all conditions of the sale were satisfied and the sale was completed, with a resulting profit of €39 million.

Guggenheim Alternative Asset Management LLC

At 31 March 2009, the Group held a 71.5% interest in Guggenheim Alternative Asset Management LLC (Guggenheim). During the nine month period ended 31 December 2009, the Group disposed of a 49.5% interest in Guggenheim and disposed of the remaining interest (22%) during the year ended 31 December 2010. Guggenheim acted as a US based fund of hedge funds managed within the Corporate and Treasury division of the Group. Similar to Iridian, the significant drop in assets under management in the latter part of the last financial year following the turmoil in global markets prompted the Group to consider its strategic options for this business. The disposal of the 49.5% stake was concluded on 31 August 2009 with a resulting profit on disposal of €7 million. The remaining 22% interest was of negligible value with minimal control or influence.

Iridian Asset Management LLC

During the nine month period ended 31 December 2009 the Group disposed of its interest in Iridian Asset Management LLC (Iridian). Iridian was a 100% subsidiary of BIAM US Inc and acted as an Institutional Asset Manager in the US market within the Corporate and Treasury division of the Group. The disposal was concluded on 30 June 2009 with a resulting loss on disposal of €10 million.

 MATERIAL SUBSIDIARIES

The principal group undertakings at 31 December 2011 were:

Name	Principal activity	Country of incorporation	Statutory year end
Bank of Ireland International Finance Limited(1)	International asset financing	Ireland	31 December
Bank of Ireland Life Holdings Limited(1)	Life assurance and pensions	Ireland	31 December
Bank of Ireland Mortgage Bank(1)	Mortgage lending and issuance of mortgage covered securities	Ireland	31 December
Bank of Ireland (UK) plc(1)	Retail financial services	England and Wales	31 December
First Rate Exchange Services Holdings Limited(2)	Foreign exchange	England and Wales	31 March
ICS Building Society(1)	Mortgage lending and deposit gathering	Ireland	31 December
New Ireland Assurance Company plc(1)	Life assurance business	Ireland	31 December
Midasgrange Limited (t/a Post Office Financial Services)(3)	Retail financial services	England and Wales	31 March
Bank of Ireland (I.O.M.) Limited	Retail Banking	Isle of Man	31 December

(1)
Direct subsidiary of The Governor and Company of the Bank of Ireland.

(2)
This entity is a joint venture with the UK Post Office, in which the Group holds 50% of the equity of the business.

(3)
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

DESCRIPTION OF PROPERTY

At 31 December 2011, the Group operated 295 full time retail bank branches of which 251 were in Ireland and 44 in Northern Ireland. There are no full service retail bank branches in Britain.

The property at 40 Mespil Road, Dublin 4 having approximately 11,133 square metres (120,000 square feet) of net floor space became the Group's Head Office with effect from 12 April 2010 and the registered office of the Governor and Company of the Bank of Ireland on 1 July 2010.

The head office of New Ireland Assurance is located at 9-12 Dawson Street, Dublin 2, Ireland. The head office and administrative buildings occupy approximately 5,388 square metres (58,000 square feet) of net floor space. New Ireland Assurance also has a network of 7 branches operating through New Ireland Assurance Company plc.

The Bank of Ireland Group's former headquarters, located at Lower Baggot Street, Dublin 2, Ireland, comprise a complex of three buildings constructed in the 1970's having approximately 20,439 square metres (220,000 square feet) of net floor space, which the Bank leases on commercial terms. The Bank has exercised the break option and will be handing the property back in August 2012. The Group also occupies approximately 47,909 square metres (516,000 square feet) of net floor space for central functions in Dublin, of which 3,723 square metres (40,000 square feet) is sublet, in addition to the offices and administrative buildings of New Ireland Assurance and the multi occupied property at 40 Mespil Road.

The Bank's UK operations occupies approximately 35,524 square metres (382,000 square feet) of net floor space in the UK for business centres and administrative support functions. As a result of changes in the UK operations there are a number of leased premises that are no longer used in support of business operations. The majority of these premises are held on individual leases with different expiry dates. These properties are either sublet or vacant and on the market. There are no new major projects in progress which will have a significant bearing on occupied floor space but opportunities to exit leases and consolidate space are being reviewed or taken as and when they arise.

Operations in the rest of the world are undertaken by Corporate Banking through offices located in the UK, France, Germany and the US and by Global Markets through offices located in the UK and the US. These premises are owned directly by the Group or held under commercial leases. The premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for the Group's current and anticipated operations. Details of acquisitions and disposals during the year are given in note 36 to the consolidated financial statements under the heading "Property, Plant and Equipment".

Following the sale and leaseback of 36 branches in October 2006, and a further 30 properties in September 2007, the Group now leases back these properties under operating leases which give rise to a total annual rental commitment of €13 million (31 December 2010: €12 million).

COMPETITION

The Bank of Ireland Group faces ongoing competition in all of its major markets. Other financial services groups, including local banks and domestic and foreign financial services companies, compete for business in these markets.

Ireland

Bank of Ireland provides a comprehensive range of banking services in Ireland and faces competition from various types of institutions in the financial services sector, both domestic and foreign.

The Bank's main competitors across the full range of banking activities are other banks, in particular, Allied Irish Banks plc, Ulster Bank Limited, National Irish Bank Limited, and Irish Life and Permanent plc.

Allied Irish Banks plc and Irish Life and Permanent plc each have their head offices in Dublin. Ulster Bank Limited is a subsidiary of The Royal Bank of Scotland Group plc and National Irish Bank Limited is a subsidiary of Danske Bank A/S.

In addition to these banks, there is also competition in different segments from building societies, the Irish Post Office, credit unions and other banks operating in Ireland.

The general competitive environment in Ireland is subject to the operation of the Competition Act, 2002 (as amended). The Competition (Amendment) Bill 2011 has been introduced to strengthen competition law enforcement in Ireland through increased penalties and sanctions. In the UK (including Northern Ireland) the competitive environment is subject to the Competition Act 1998 and the Enterprise Act 2002. National legislation in Ireland reflects and supplements EU competition legislation.

United Kingdom

The Bank of Ireland Group's operations in the UK, conducted primarily through its FSA regulated UK subsidiary, Bank of Ireland UK plc focus on specific market niches, in particular business banking, retail savings, mortgage lending and retail financial services (the latter through a joint venture with the UK Post Office).

The UK has a competitive and sophisticated financial market. The Group's principal competitors include other providers of personal and commercial financial services, such as banks, building societies, supermarkets and insurance companies many of which have extensive branch networks throughout the UK and some with direct or online-only propositions. Significant recent developments to the UK competitive landscape have included the acquisition of Northern Rock by Virgin and the opening of Metro Bank.

While one of the initial impacts of the financial crisis on the UK market was to consolidate the market share of the largest market participants (for example, the Lloyds TSB merger with HBOS and the acquisition of the Bradford and Bingley deposit book by Santander), UK regulators have a clear position to promote increased competition in the market in order to counter the perceived impact of this consolidation—see under Inquiries below.

International

In those markets where the Group's strategy is to create niche businesses internationally the range and number of competitors is even more extensive. In addition, certain businesses based in Ireland, such as corporate finance, face competition on an international rather than a national basis.

Inquiries

The UK Independent Commission on Banking published its Final Report in September 2011, developing suggestions previously set out in its Interim Report of April 2011 as to how competition between banks could be encouraged and about the divestiture of the Lloyds HBOS to improve competition by enabling the entry of a strong effective challenger. In February 2012, the outgoing Director General of Fair Trading gave a speech calling for greater competition in the retail banking sector, failing which he argued that the market should be referred to the Competition Commission for investigation. Greater competition in the UK market might ultimately benefit the Bank of Ireland Group as a 'challenger' brand in the UK but could also result in increased cost and operational complexity in the short to medium term.

In 2011, the UK Competition Commission varied its previous (2008) Order in relation to Personal Current Accounts in Northern Ireland, largely to align it with EU legislation in the Consumer Credit and Payment Services Directives respectively. The broad intention of the 2008 Order is to enhance competition in the Northern Ireland market, following an enquiry by the Commission.

Also in 2011, Consumer Focus brought a super-complaint under the Enterprise Act 2002 that charges for purchasing foreign currency and using cards overseas can be confusing and often not at all clear for UK consumers. Discussions between the office of Fair Trading and the industry bodies involved led to an agreement on various actions to remedy this. Bank of Ireland Group will abide by this agreement in relation to its UK debit and credit cards and its foreign exchange joint venture with the UK Post Office.

In March 2012 the UK Government published plans for an extensive reform of UK competition law following a consultation exercise. These plans include the establishment of a single Competition and Markets Authority, to simplify and strengthen the competition landscape in the UK.

SUPERVISION AND REGULATION

IRELAND

1.     General regulation and supervision

Measures by the Irish Government to support the Irish financial sector have resulted in closer supervision of financial institutions as well as additional regulatory requirements relating to the specific measures implemented, such as the NPRFC Investment, the ELG scheme and NAMA.

Banking activities in Ireland are regulated and supervised by the Central Bank. The Irish banking law regulations consist primarily of the 1942 to 2011 (including the Central Bank Reform Act 2010 which is described in more detail below), the Central Bank and Credit Institutions (Resolution) Act 2011 (see page 38), the 1992 Supervision Regulations, the 1992 Licensing Regulations, regulations made by the Minister for Finance under the European Communities Act 1972 and regulatory notices issued by the Central Bank. These ministerial regulations and regulatory notices implement EU directives relating to banking regulation, including the First Banking Coordination Directive, the Second Banking Coordination

Directive, the Solvency Ratio Directive, the Own Funds Directive, the Large Exposures Directive, the Deposit Guarantee Scheme Directive, the Capital Adequacy Directive and the Capital Requirements Directive. To the extent that areas of banking activity are the subject of EU directives, the provisions of Irish banking law reflect the requirements of those directives.

The Central Bank Reform Act 2010 (the 2010 Reform Act) was commenced on 1 October 2010. The 2010 Reform Act creates a single fully integrated Central Bank with a unitary board, the Central Bank Commission, chaired by the Governor of the Central Bank. The Financial Regulator was dissolved and most of its existing functions were merged into the new structure. The Central Bank is now responsible and accountable for the prudential supervision of individual financial firms, ensuring the best interests of consumers of financial services are protected through conduct of business rules and contributing to the stability of the financial system overall.

The Central Bank also has responsibility for ensuring the efficient and effective operation of payment and settlement systems, for the provision of analysis and comment to support national economic policy development and for the performance of functions imposed on the Central Bank under the Treaty of Rome and the Statute of the European System of Central Banks.

The 2010 Reform Act also included:

•
the requirement for the Central Bank to approve, prior to their appointment, key office holders in financial service providers (the types of office holder to which this obligation will apply will be prescribed by secondary legislation or by orders issued by the Central Bank;

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

Subject to the provisions of the 1992 Licensing Regulations relating to mutual recognition of credit institutions authorised elsewhere in the EU, the Central Bank Act, 1971 (the 1971 Act) restricts the carrying on of banking business in Ireland to holders of licences granted under the 1971 Act. The 1971 Act stipulates that licence holders must maintain a minimum deposit with the Central Bank. The Central Bank has a qualified discretion to grant or refuse a licence and may attach conditions to any licences granted. The Bank holds a licence granted under the 1971 Act. The Central Bank, after consultation with the Minister for Finance, may revoke a licence under certain circumstances specified in the 1971 Act.

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

The Central Bank may also prescribe ratios to be maintained between, and requirements as to the composition of, the assets and liabilities of licensed banks and to make regulations for the prudent and orderly conduct of banking business of such banks.

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

On 26 February 2010, the European Commission issued a public consultation document on further possible changes to Capital Requirements Directive (CRD) IV which is closely aligned with the initial proposals of 16 December 2009 from the Basel Committee. In July 2011, the EU published its proposals for CRD IV which will implement Basel III rules in the EU. The rules will be implemented on a phased basis, commencing in 2013 and currently planned to complete by 2019. The Group continues to plan for CRD IV, however as there are differences between Basel III and CRD IV definitions for key ratios including the Liquidity Coverage Ratio (LCR), the Net Stable Funding Ratio (NSFR) and RWA composition, it is difficult to assess the full impact on the Group of the revised rules at this time.

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

All credit institutions are obliged to take the necessary measures to counteract money laundering effectively in accordance with the Criminal Justice (Money Laundering and Terrorist Financing) Act 2010 and the guidance notes relating to the Criminal Justice (Money Laundering and Terrorist Financing) Act 2010.

The Central Bank of Ireland issued a paper in December 2011 entitled "Impairment Provisioning and Disclosure Guidelines" which sets out guidelines regarding the policies, procedures and disclosures which should be adopted for loans and receivables financial assets that are subject to impairment review.

Following engagement with the Central Bank of Ireland, the Group has provided additional Credit disclosures in the Annual Report for the year ended 31 December 2011 in relation to Residential mortgage disclosures, Impairment, Divisional split of asset quality and disclosures relating to assets held for sale. These are included within section 2.1 Credit Risk of the Risk Management Report (Item 11).

As outlined in Item 3 "The Group is subject to a number of risks associated with the Irish banking system and the regulatory environment primarily in Ireland and the UK. New regulatory obligations or fines and sanctions resulting from regulatory investigations could have a material adverse impact on the Group's results, financial condition and prospects".

Under the European Communities (Deposit Guarantee Schemes) Regulations, 1995 (as amended) the Central Bank also operates a statutory depositor protection scheme (the Deposit Guarantee Scheme) which both licensed banks (including the Bank) and building societies (including ICS Building Society) are required to fund by lodging funds in a deposit protection account maintained by the Central Bank. The Deposit Guarantee Scheme provides compensation in respect of current accounts, demand deposit accounts and term deposit accounts. The maximum level of compensation payable to any one depositor was increased in 2008 to €100,000 per depositor per licensed financial institution regulated by the Central Bank. The Deposit Guarantee Scheme does not have an end date. The ELG scheme applies to relevant deposits in addition to the Deposit Guarantee Scheme. The first €100,000 of a depositor's funds at an institution is covered by the Deposit Guarantee Scheme and any excess is covered by the ELG scheme.

In November 2011, the Minister for Finance introduced flexibility for covered institutions to issue certain customer deposits in unguaranteed form. At 31 December 2011, no such unguaranteed deposits had been issued by the Group. The guarantee also provides flexibility to issue certain debt securities in both unguaranteed and guaranteed form (up to a maximum maturity of five years).

In February 2012, the Minister for Finance gave notice that at the request of Bank of Ireland (UK) plc and pursuant to paragraph 13 of the Schedule to the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009, deposits made with Bank of Ireland (UK) plc after 30 March 2012 will not be guaranteed under the scheme.

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

In addition to the deposits covered by the above Regulations and by the ELG scheme, certain other group deposits are covered by the deposit protection schemes in other jurisdictions, chiefly the UK Financial Services Compensation Scheme (in respect of deposits issued by Bank of Ireland (UK) plc) and the Isle of Man Depositors Compensation Scheme (in respect of deposits issued by Bank of Ireland (I.O.M.) Limited).

The Central Bank has implemented a Consumer Protection Code and Minimum Competency Requirements. The Consumer Protection Code, fully effective from July 2007, applies to banks and building societies, insurance undertakings, investment business firms, mortgage intermediaries and credit unions. The Central Bank issued a revised Code of Practice in relation to Consumer Protection in the last quarter of 2011 and this revised code is being implemented in 2012. The Consumer Protection Code requires regulated entities to know their customers and their suitability for products or services, to prepare terms of business and minimum levels of information for customers, including disclosure requirements and customer record obligations, to identify all charges, fees or other rewards connected with the supply of a service and to establish processes to deal with errors, complaints and conflicts of interest. There are also detailed rules on the fairness of advertising, and specific sectoral rules on banking products, loans, insurance services and investment products.

The Minimum Competency Requirements, effective from January 2007, require employees of regulated entities who provide advice on or sell retail financial products to acquire the competencies set out therein and to engage in continuing professional development on an ongoing basis. The Central Bank issued a revised code of practice in relation to the Minimum Competency Requirements in 2011 which is effective from December 2011 and has been implemented by the Group.

A financial services ombudsman's bureau and a financial services ombudsman council have been established under the Central Bank and Financial Services Authority Act of 2004. This Act also sets out the functions and powers of that council and bureau, respectively.

Credit Institutions (Stabilisation) Act 2010

The Credit Institutions (Stabilisation) Act 2010 (the Stabilisation Act) has given the Minister for Finance, for a period of two years (to 31 December 2012), extensive powers regarding the affairs, assets and liabilities of certain covered financial institutions in Ireland, including the Bank. In particular, Section 48 of the Stabilisation Act imposes a duty on the Directors of the Bank to align the activities of the Bank and the duties and responsibilities of the Directors, officers and employees of the Bank, with the public interest and the other purposes of the Stabilisation Act (as set out in Section 4 of the Stabilisation Act). This duty is owed by the Directors to the Minister, on behalf of the State, and takes priority over any other duty of the Directors.

The Central Bank and Credit Institutions (Resolution) Act 2011 (the Resolution Act 2011)

See page 38.

Central Bank—Fit and Proper Regime

On 1 September 2011, the Central Bank published its Regulations and Standards of Fitness and Probity under Part 3 of the Central Bank Reform Act 2010 and on 30 November 2011 the Central Bank published amended Regulations and revised Standards. This Act gave the Central Bank wide ranging powers across the financial services industry to: approve or veto the appointment of people to certain positions; investigate and where appropriate remove or prohibit certain position holders; and set statutory standards of fitness and probity across the financial services industry.

The Central Bank has stated that it may initiate reviews under the Regulations and Standards of Fitness and Probity in respect of the directors of certain financial institutions who were directors of those institutions since before the beginning of the financial crisis in 2008 (of which the Group's CEO is one). If the Deputy Governor (Financial Regulation) of the Central Bank were to form an opinion that there is reason to suspect the person's fitness and probity to perform the relevant function, an investigation may be conducted which may result in a prohibition notice being issued preventing the person from carrying out their function.

European Banking Authority (EBA) Guidelines on Internal Governance

The EBA published new Guidelines on Internal Governance in September 2011 which are to be implemented by 31 March 2012. The Central Bank has directed the full implementation of these Guidelines which cover: Corporate Structure and Organisation; Management Body; Risk Management; Internal Control; Systems and Continuity; and Transparency. These Guidelines have been implemented by the Group.

Bank of Ireland (UK) plc

At 31 December 2011, the Group's subsidiary bank in the United Kingdom, Bank of Ireland (UK) plc, comprised the Group's Post Office joint venture, its branch business in Northern Ireland, assets from its former intermediary mortgage business, and other parts of its UK business banking operations. The Group's UK subsidiary could be subject to special resolution regime powers under the UK Banking Act 2009. The Financial Services Act 2010 (FS Act 2010) obliges the FSA to make Recovery and Resolution Plan (RRP) rules for UK incorporated deposit-takers having regard to international standards relating to RRPs.

The Group's UK subsidiary could be subject to future structural and non-structural reforms to promote financial stability and competition and to protect UK retail depositors currently under consideration by the UK Government. Bank of Ireland (UK) plc is authorised and regulated by the FSA. If the FSA considered that Bank of Ireland (UK) plc was failing, or likely to fail, to meet the threshold authorisation conditions in the Financial Services and Markets Act 2000 (FSMA 2000), it could exercise the special resolution regime powers granted to HM Treasury, the Bank of England and the FSA under the UK Banking Act 2009.

These powers allow the FSA to: (a) transfer all or part of the business of the subsidiary or the shares of the subsidiary to a third party, (b) transfer all or part of the business of the subsidiary to a 'bridge bank' wholly owned by the Bank of England or (c) take the subsidiary into temporary UK Government ownership, with the corresponding risk of the loss to the Group of the Bank of Ireland (UK) plc business. Such actions could adversely impact the existence, nature or value of the Group's investment in Bank of Ireland (UK) plc. If Bank of Ireland (UK) plc was subject to the special resolution regime and a partial transfer of its business to another entity took place, the quality of the assets and the quantum of the liabilities not transferred and remaining with Bank of Ireland (UK) plc may result in a deterioration of the creditworthiness or in the insolvency of Bank of Ireland (UK) plc.

In such circumstances, while the Group may have a claim for compensation there can be no assurance that it would recover compensation promptly or equal to any loss actually incurred. The additional regulatory complexity of Bank of Ireland (UK) plc impacts current management accountabilities and operations and the business plan for Bank of Ireland (UK) plc and Group deleveraging plans. As UK deposits are a critical source of funding, additional conditionality attaching to licensing parameters may undermine efforts to achieve Group objectives to repay monetary authority funding.

Financial Regulator—Prudential Capital Assessment Review

Regulatory Initiatives and Capital Stress Testing

2011 PCAR

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

The key highlights of the 2011 PCAR results for the Group were as follows: a requirement to generate incremental equity capital of €4.2 billion including a regulatory buffer of €0.5 billion, leading to a very strongly capitalised Group with a Core tier 1 ratio at 31 December 2011 of 15.1% (14.3% of PCAR/EBA stress test basis)(1).

The equity capital requirement was set to cover:

•
the higher target capital ratios set by the Central Bank of a minimum Core tier 1 ratio (PCAR/EBA stress test basis) of 10.5% on an ongoing basis and a Core tier 1 ratio of 6% under the adverse stress scenario;

•
a prudent regulatory buffer of €0.5 billion for additional conservatism;

•
the adverse stress scenario loan loss estimates based on aggressively conservative assumptions;

•
notwithstanding that the land and development loans of the Group where an individual customer/sponsor exposure was less than €20 million at 31 December 2010 were not expected to transfer to

(1)
Core tier 1 (PCAR/EBA stress test basis) is calculated in line with methodology used for the 2011 PCAR and EBA stress test. As stated in the Financial Measures Programme "The Central Bank applied capital requirement rules and a definition of Core tier 1 capital as prescribed by the Capital Requirements Directive, which is the prevailing regulatory standard in the EU. To increase conservatism, the Central Bank has included all supervisory deductions, including 50:50 deductions'.

  NAMA, the 2011 PCAR process was prepared under an assumption that the relevant loans would transfer to NAMA using conservative loss on disposal assumptions; and

•
a conservative estimate of losses arising from deleveraging under an adverse stress scenario.

In addition €1.0 billion of Contingent Capital was also required through the issue of a debt instrument which under certain circumstances would convert to equity capital.

European Banking Authority (EBA) stress testing

The EBA was established on 1 January 2011 with a broad remit that includes safeguarding the stability of the EU financial system. The EBA is required, in cooperation with the European Systemic Risk Board (ESRB), to initiate and coordinate EU-wide stress tests to assess the resilience of financial institutions to adverse market developments. Building on experience of two previous EU-wide stress tests undertaken by the EBA's predecessor, the Committee of European Banking Supervisors (CEBS), the EBA conducted a stress test on a wide sample of banks (including the Group) in the first half of 2011. This exercise was undertaken in coordination with national supervisory authorities, the ESRB, the European Central Bank (ECB) and the European Commission.

The EBA stress test was carried out across 91 banks, covering over 65% of the EU banking system total assets. It sought to assess the resilience of European banks to severe shocks and their specific solvency to hypothetical stress events under certain restrictive conditions.

The methodology applied in the EBA stress test incorporated a number of differences to that applied in the 2011 PCAR which assessed the capital requirements of Irish banks under a base and adverse stress scenario as well as including specific deleveraging objectives for Irish banks in order to reduce their reliance on short term wholesale funding and achieve a loan to deposit ratio of 122.5% by December 2013. The EBA stress test set a 5% Core tier 1 capital requirement in the adverse stress scenario over a two year time frame (2011-2012) whereas PCAR applied a 6% Core tier 1 requirement under the adverse stress scenario over a three year timeframe (2011-2013). In addition, the EBA methodology also applied a significantly different approach in relation to future changes in the balance sheet, the calculation of loan losses, the application of funding constraints, and treatment of sovereign and bank credit losses.

On 15 July 2011 the EBA announced the results of the 2011 stress test. Bank of Ireland passed the stress test, where under the adverse stress scenario, the Group's Core tier 1 ratio would be 7.1% at 31 December 2012, which is 2.1% or €1.3 billion in excess of the 5% Core tier 1 capital requirement in the adverse stress scenario. The result confirms the adequacy of the Group capital raising proposals and the ability of the Group to remain above the required minimum capital ratio under the EBA severe adverse stress scenario. Furthermore, the proposed €1 billion of Contingent Capital would, if required, add a further 1.6% to the Group's Core tier 1 ratio, bringing it up to 8.7% under the EBA adverse stress scenario at 31 December 2012.

On 8 December 2011 the EBA announced the results of its capital exercise incorporating a capital buffer against sovereign debt exposures. Bank of Ireland passed the capital exercise with a Core tier 1 ratio of 12.9% which was 3.9% or €2.7 billion in excess of the 9% Core tier 1 requirement set by the EBA.

Recapitalisation of the Bank

Information on the Recapitalisation of the Bank in the years ended 31 December 2011 and 31 December 2010 is shown in notes 49 and 50 to the consolidated financial statements.

2.     Government Guarantee Schemes

The Government introduced the Credit Institutions Financial Support (CIFS) scheme on 30 September 2008 which guaranteed the deposits and certain liabilities of covered institutions and expired on 29 September 2010.

On 9 December 2009, the Minister for Finance commenced the Eligible Liabilities Guarantee (ELG) scheme which is intended to facilitate participating institutions issuing debt securities and taking deposits with a maturity of up to five years on either a guaranteed or unguaranteed basis, provided the relevant liabilities are acquired during an Issuance Window which was initially scheduled to expire on 29 September 2010 but which has subsequently been extended as set out below. The Bank joined the scheme on 11 January 2010. The costs of participating in the ELG scheme may be changed at the Minister for Finance's discretion.

On 1 June 2011, the Minister for Finance announced that the European Commission approved an extension of a modified ELG scheme to enable the issuance period to extend to 31 December 2011 subject to six monthly state aid approval by the European Commission (which is the maximum period permitted for such approval under the European Commission's policy on guarantee schemes in the financial sector). The extension of the ELG scheme was initially approved by the European Commission until 31 December 2011. The Irish Government has subsequently extended the ELG scheme for a further period of one year to 31 December 2012 and the EU Commission has approved the extension to 30 June 2012. Debt securities and deposits issued under the ELG scheme prior to 30 June 2012 will be covered to maturity, subject to a maximum maturity of five years. An approval by the EU Commission of a further extension of the ELG scheme to 31 December 2012 would ensure that debt securities and deposits issued under the ELG scheme prior to 31 December 2012 would be covered up to their maturity, subject to a maximum term of five years.

Under the ELG scheme and the CIFS scheme, the Minister for Finance may impose restrictions on the expansion of capital and lending activity of the Group as a covered institution, the declaration and payment of dividends and the implementation of buy-backs or share redemptions. No covered institution, including the Group, may acquire shares in any other credit institution or financial institution, establish subsidiaries or enter into or acquire new businesses where such activities would increase the liability of the covered institution under the ELG scheme or the CIFS scheme. In addition, the NTMA may issue directions to covered institutions to comply with some or all of the provisions of conduct, transparency and reporting requirements applicable to covered institutions under the ELG scheme and the CIFS scheme. These restrictions continue under the terms of the ELG scheme and survive the expiry of the CIFS scheme.

In November 2011, the Minister for Finance introduced flexibility for covered institutions to issue certain customer deposits in unguaranteed form. At 31 December 2011, no such unguaranteed deposits had been issued by the Group. The guarantee also provides flexibility to issue certain debt securities in both unguaranteed and guaranteed form (up to a maximum maturity of five years).

In February 2012, the Minister for Finance gave notice that at the request of Bank of Ireland (UK) plc and pursuant to paragraph 13 of the Schedule to the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009, deposits made with Bank of Ireland (UK) plc after 30 March 2012 will not be guaranteed under the scheme.

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

NPRFC Investment

See Item 10 Charter and Bye-Laws.

4.     New and proposed legislation impacting the regulation and supervision of the banking sector

The Central Bank and Credit Institutions (Resolution) Act 2011 (the Resolution Act 2011)

The introduction of the Credit Institutions (Stabilisation) Act 2010 created a mechanism for State intervention in the banking industry to a degree which could have a very significant adverse impact on the Group's operations. This legislation is scheduled to cease to have effect on 31 December 2012, to be replaced as far as the Group is concerned by the existing permanent resolution regime for all other relevant financial institutions, as provided by the Central Bank and Credit Institutions (Resolution) Act 2011 (the Resolution Act 2011). Under the Resolution Act 2011 the Central Bank is given the authority to take over, run and break up troubled financial institutions as it seeks to minimise the cost of a bank failure for taxpayers (this power rests with the Minister under the Stabilisation Act). A special resolution fund is also to be set up, with a levy to be placed on banks to cover the cost of the Central Bank assuming control of a financial institution. Both the Resolution Act and the Stabilisation Act allow the Central Bank and the Minister respectively to require banks to be managed in the national interest rather than shareholders' interest. Under the Resolution Act, the Central Bank is also given the power to make an application to the High Court to appoint a special manager to run troubled banks and is also allowed to remove any staff directors or consultants. It can also create 'bridge banks' to take control of deposits and loans of a failed Institution pending their transfer to another bank.

Personal Insolvency Bill

On 24 January 2012 the Department of Justice published the heads of the proposed "Draft General Scheme of Personal Insolvency Bill" (the Draft Bill). The Government has indicated that a draft of the Bill in a form in which it can be introduced to parliament will be published by end of April 2012. The contents of the Draft Bill maybe subject to change throughout the stages of the legislative process.

The Draft Bill proposes the introduction of three non-judicial debt settlement procedures for individuals and a further reform of the bankruptcy regime (following initial reforms in 2011). Two of the proposed new arrangements will concern unsecured debt and will allow for the write-down or restructuring of unsecured debt owed by certain eligibile individuals. The third proposed new arrangement will allow for the write-down or restructuring of both secured and unsecured debt owed by certain eligibile individuals.

The Bank has and will continue to engage constructively with all stakeholders in connection with the process.

UNITED KINGDOM

The Group's subsidiary bank in the United Kingdom, Bank of Ireland (UK) plc, comprises the Group's Post Office joint venture, its branch business in Northern Ireland, assets from its former intermediary mortgage business, and other parts of its UK business banking operations.

Bank of Ireland (UK) plc

Bank of Ireland (UK) plc, a wholly owned subsidiary of the Group, commenced business on 1 November 2010. It is a United Kingdom registered bank which is directly authorised and regulated by the FSA and therefore subject to the full FSA prudential and conduct of business regulatory regime.

Bank of Ireland (UK) plc has, since its inception, undertaken the majority of Group banking business within the United Kingdom, which includes current account banking services, lending and deposit gathering through the Northern Ireland branch network and business banking relationship managers; all new residential mortgage lending within the United Kingdom; and certain business and consumer credit provision activities.

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

As a consequence of Bank of Ireland (UK) plc being authorised by the FSA, deposits held with the firm are protected by the Financial Services Compensation Scheme (FSCS) which protects the first £85,000 of deposits, per depositor, per institution.

Bank of Ireland

Under the Banking Consolidation Directive, the Bank of Ireland has the right to provide banking services on a cross border basis, or through the establishment of a branch, to clients located in other EEA member states (known as host member states) on the basis of its home (Irish) authorisation, without the need for separate authorisation by the competent authorities of those host member states. This is known as passporting.

The Bank of Ireland has exercised its EU passport rights to provide banking services in the United Kingdom through its UK branch and also the provision of services on a cross border basis. These services consist of corporate banking and the management of those residential mortgage contracts within the United Kingdom that have not been transferred to Bank of Ireland (UK) plc.

The powers of the FSA in relation to passported EEA credit institutions (such as the Bank of Ireland) are less extensive than those which it has in relation to UK authorized credit institutions (such as Bank of Ireland (UK) plc). Pursuant to the principle of home country control incorporated in the Banking Consolidation Directive, the competent authority of the home country (in Ireland, the Central Bank) has primary responsibility for the supervision of credit institutions incorporated in another EEA state. The FSA, however, retains specific responsibility, in conjunction with the Central Bank, for supervising the liquidity of branches of EEA credit institutions which operate in the United Kingdom. The FSA also has the right to carry out on-the-spot verifications of supervisory information relating to branches to ensure that EEA credit institutions carrying on activities listed in the Banking Consolidation Directive in the United Kingdom take sufficient steps to protect against risks arising from their open positions on financial markets in the United Kingdom. The FSA is also able to apply conduct of business rules to credit institutions providing banking services in the United Kingdom. For example, in relation to deposit taking, it has made rules about conduct of business, approval of advertisements, the handling of complaints and the avoidance of money laundering.

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

In respect of its banking operations in Northern Ireland, the Group is empowered under the Bank of Ireland Act 1821 to issue bank notes as local currency, and is subject to the provisions of the Bankers (Northern Ireland) Act 1928, the Bank of Ireland and Subsidiaries Act 1969 and the UK Financial Services and Markets Act 2000 (as amended) (FSMA) in respect thereof. The Group intends to transfer the note issue activities to Bank of Ireland (UK) plc. A private bill to enable this to happen (the Bank of Ireland (UK) plc Bill) has been passed by the UK Parliament.

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

In order to maintain authorisation under the FSMA, regulated firms (such as Bank of Ireland (UK) plc) must be able to demonstrate that they meet (and will continue to meet) a number of threshold conditions set out in the FSMA. For example, authorised firms must have adequate financial resources, not have close links of a nature that would impede the FSA's supervision of the firm and generally satisfy the FSA that they are a fit and proper person. In addition, firms are subject to the rules set out in the FSA Handbook, which also provides guidance on the application and interpretation of these rules. The FSA Handbook contains rules governing senior management arrangements, systems and controls, conduct of business, training and competence, money laundering and complaints handling. Any person within an FSA-regulated firm performing a controlled function will also need to be personally approved by the FSA under its Approved Persons regime. Approved persons are individually regulated by the FSA, and personally accountable to it, and must meet ongoing standards of conduct and fitness and propriety. The FSA has the power to take a wide range of disciplinary actions against regulated firms and any FSA approved persons, including private warnings, public censure, the imposition of fines, the variation, suspension or termination of the firm's authorisation or the removal of approved status from individuals.

The regulation of retail mortgages under the FSMA is in relation to regulated mortgage contracts, which are, broadly speaking, owner occupier credit agreements made on or after 31 October 2004 with individuals (whether consumer or business customers) and secured by first ranking security over land in the United Kingdom. Subject to exemptions and exclusions: (a) a regulated mortgage contract is unenforceable against the borrower without a court order if the lender or the broker did not hold FSA authorisation; and (b) any qualifying credit, which is any credit to an individual secured on land in the United Kingdom, is unenforceable against the borrower without a court order if it results from a financial promotion that is not issued or approved by an FSA authorised person. An individual borrower may have a claim for damages against an FSA authorised person for breach of FSA Handbook rules.

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

On 1 November 2009, the FSA introduced its Banking Conduct Regime for retail banking. The main constituents of the regime are: (a) extending the FSA's principles for businesses as they apply to deposit taking, from prudential matters only, to conduct of business matters in addition; (b) conduct of business requirements in the Payment Services Regulations 2009 ('PSR'), which apply to certain payment services made in euro or sterling; and (c) FSA Handbook rules on banking conduct of business, which apply to deposit taking in respects not covered by the PSR. On 1 November 2009, the British Bankers' Association, the Building Societies Association and the UK Cards Association launched The Lending Code, a voluntary code on unsecured lending to personal and small business customers, which is monitored and enforced by the Lending Standards Board.

UK Banking Act 2009

Under the UK Banking Act 2009 (the Banking Act), substantial powers have been granted to HM Treasury, the Bank of England and the FSA (the Authorities) as part of a special resolution regime (SRR).

These powers enable the Authorities to deal with a UK bank (such as the Bank of Ireland (UK) plc), building society or other UK institution with permission to accept deposits pursuant to FSMA (each a relevant entity) in circumstances in which the Authorities consider its failure has become highly likely and a threat is posed to the public interest. The SRR consists of three stabilisation options and two insolvency and administration procedures applicable to UK banks which may be commenced by the Authorities. The stabilisation options provide for: (i) private sector transfer of all or part of the business of the relevant entity; (ii) transfer of all or part of the business of the relevant entity to a bridge bank established by the Bank of England; and (iii) temporary public ownership (nationalisation) of the relevant entity. In each case, the Authorities have been granted wide powers under the Banking Act including powers to modify contractual arrangements in certain circumstances and powers for HM Treasury to disapply or modify laws (with possible retrospective effect) to enable the powers under the Banking Act to be used effectively.

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

The Financial Service Compensation Scheme

The FSMA established the Financial Services Compensation Scheme (FSCS). This applies to the activities of Bank of Ireland (UK) plc but not those of Bank of Ireland in the UK (which are covered by the Irish compensation scheme arrangements summarised above), The FSCS pays compensation to eligible customers of FSA authorised financial services firms that are unable, or likely to be unable, to pay claims against them. The levels of compensation are, for example, for firms declared in default on or after 1 January 2010 (31 December 2010 deposits), per customer, per firm and per type of claim: (a) for deposits, 100% of the first £85,000 (100% of the first sterling amount equivalent to €100,000 for firms declared in default on or after 1 January 2011); (b) for mortgage advice and arranging, 100% of the first £50,000; and (c) for insurance, 90% of the claim with no upper limit (except compulsory insurance is protected in full). Claims on the FSCS are funded by loans from the Bank of England and by levies on FSA authorised firms. FSA authorised deposit takers may be required to pay increased levies to repay such loans from the Bank of England.

With effect from 31 March 2012 all new and existing instant access deposits made with Bank of Ireland (UK) plc will no longer be covered by the Irish ELG. Existing depositors with fixed term deposits will remain covered by the Irish ELG until maturity or 30 March 2017, whichever date is earlier.

Financial Ombudsman Service

The FSMA also established the Financial Ombudsman Service (FOS), which determines complaints by eligible complainants in relation to FSA authorised financial services firms, consumer credit licensees and certain other businesses, in respect of activities and transactions within its jurisdiction. These arrangements cover the activities of both Bank of Ireland (UK) plc and the Bank of Ireland in the UK.

The FOS determines complaints on the basis of what, in its opinion, is fair and reasonable in all the circumstances of the case. The maximum level of financial award by the FOS is £150,000 (effective January 2012) plus interest and costs. The FOS may also make directions awards, which direct the business to take steps as the FOS considers just and appropriate.

Consumer protection legislation

In the United Kingdom, persons carrying on consumer credit business, consumer hire business or an ancillary credit business need a consumer credit licence from the UK Office of Fair Trading (OFT) under the UK Consumer Credit Act 1974 (CCA). The OFT from time to time issues general or sector specific guidance on what it expects of consumer credit licensees, and breaches of law and of OFT guidance may be taken into account by the OFT in determining whether a person is fit to hold a licence. The OFT has certain disciplinary powers in relation to consumer credit licensees, including imposing requirements and financial penalties for breach of such requirements. Various members of the Group are consumer credit licensees in relation to regulated consumer credit lending and mortgage broking.

The regulation of credit under the CCA is in relation to regulated consumer credit agreements, which are credit agreements made with individuals (whether consumer or business customers) subject to any applicable financial limits and exemptions. For example, a regulated mortgage contract under the FSMA is not a regulated consumer credit agreement under the CCA. A regulated consumer credit agreement is unenforceable against the borrower: (a) without an OFT order if the lender or the broker did not hold a consumer credit licence in relation to regulated consumer credit lending or broking respectively; or (b) without a court order, or totally in certain circumstances, if agreement requirements were not complied with. A borrower may have a claim against a lender in certain circumstances in relation to misrepresentation or breach of contract by a supplier in a transaction financed by a regulated consumer credit agreement.

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

Reform of the Financial Regulatory System

In 2010, the government outlined its proposals for a new regulatory system. It announced that the FSA would be succeeded by two new regulatory authorities—the Prudential Regulation Authority (PRA), responsible for the prudential supervision of banks and insurance, and the Financial Conduct Authority

(FCA), focusing on consumer protection and market regulation—creating a 'twin peaks' style regulatory model in the UK.

The FSA have made progress towards establishing the new regulatory structure, setting out the operating philosophies and vision for the PRA and FCA and working on the detailed design of the two organisations.

During 2012/13, the FSA aim to achieve two significant milestones towards its transition to the new regulatory system:

•
It will move to a 'twin-peaks' regulatory model within the FSA on 2 April 2012. There will be two independent but coordinated groups of supervisors for banks, insurers and major investment firms covering prudential and conduct; and

•
It will then 'cutover' to the new authorities and legal framework; the point at which the FSA ceases to exist and formally splits into the PRA and FCA. The precise date of this legal cutover depends on the parliamentary timetable and legislative process, but the FSA's planning assumption is that it will be early in 2013.

The FSA's transition plans are designed to ensure an orderly and progressive transition to the new regulatory system, together with the opportunity to refine its thinking and processes. During the transition, the FSA will remain as a single regulatory authority and it will continue to deliver against its statutory objectives and business priorities.

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

Independent Commission on Banking

The UK Government has established the Independent Commission on banking which published an Interim Report in March 2011 and a final report in September 2011. Amongst the suggestions addressed were that:

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

In December 2011, the UK government published its response to the independent Commission on Banking's final report on recommended reforms to improve stability and competition in UK banking, which included some recommendations for inclusion in the Financial Services Bill. The government has confirmed that it will be implementing the main recommendations of the report in full—namely, that high-street banking activities be separated from investment banking activities by a ring-fence, that banks hold a higher capital buffer and that competition in the banking sector be strengthened. Primary and secondary legislation relating to the ring-fence will be completed within this Parliament.

Mortgage Market Review

The FSA's Mortgage Market Review has been ongoing since 2010. In December 2011, the FSA issued a consultation paper as part of the Review, proposing a future regime with the following key features:

•
income will have to be verified in every mortgage application;

•
lenders do not have to consider in detail what borrowers spend but cannot ignore unavoidable bills, such as heating and council tax;

•
interest-only mortgages can still be offered as long as borrowers have a credible plan to repay the capital, however, it is not sufficient to rely on the anticipation of rising property values;

•
lenders will have to consider the impact of increases in interest rates in line with current market expectations;

•
some applicants, such as those trying to consolidate debts with a mortgage, will have to get advice to ensure they understand the full implications and costs; and

•
existing borrowers will be unaffected and lenders will have the flexibility to provide new mortgages to some existing customers even where they do not meet the new affordability requirements.

UNITED STATES

In the United States, the Bank, its Connecticut branch, its representative offices and certain of its US non-bank subsidiaries are subject to a comprehensive regulatory structure involving numerous federal and state statutes, rules and regulations.

The Bank operates a branch in Connecticut from which it conducts a wholesale banking business. The branch is licensed by and is subject to regulation and examination by the Connecticut Department of Banking. The Bank has representative offices in the States of New York and Illinois. These representative offices are licensed by their respective states and are subject to the laws and regulations of those states. In addition, the Board of Governors of the Federal Reserve System exercises supervisory and regulatory authority over the branch, the representative offices and has umbrella or overall supervisory responsibility for the US activities of the Group. US and State laws and regulations, including prudential restrictions, limit the permissible US activities of a foreign bank. For example, the branch has limits on the amount of credit it may grant to a single borrower, the branch may not accept retail deposits, and branch deposits and obligations are not insured by the US Federal Deposit Insurance Corporation or any other United States government agency. In addition, the Connecticut Department of Banking has the authority to take possession of the business and property of the Group located in Connecticut in certain circumstances relating to the branch. Such circumstances generally include violations of law, unsafe business practices and insolvency.

By operating a branch in the United States, the Bank and its subsidiaries are subject to regulation by the Board of Governors of the Federal Reserve System under various laws, including the Bank Holding Company Act of 1956, as amended (BHCA), and the International Banking Act of 1978. In this regard, the Bank has elected to become a 'financial holding company' (FHC) under the BHCA. FHCs may engage in a broader spectrum of commercial activities, including underwriting and dealing in securities and merchant banking activities, than are permitted to banking organisations that are not FHCs. To maintain its FHC status, the Bank is required to meet or exceed certain capital ratios and its branch is required to meet or exceed certain examinations ratings. The failure to maintain FHC status could limit the activities of the Bank and its subsidiaries in the US and it may have other adverse consequences.

The U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act) is broad and sweeping, and will change the way in which the Group is regulated in the US and in some cases outside the US. Since enactment of the Dodd-Frank Act in July 2010, there has been a stream of proposed regulations and final regulations issued by the various financial sector administrative agencies (e.g., the SEC, the CFTC, the Federal Reserve Board) and others are expected. These regulations include new rules for derivatives trading, prohibitions on proprietary trading and the sponsorship of, and investment in, hedge funds and private equity funds, new regulations for foreign investment advisors and heightened prudential standards for large banking organisations. The Dodd-Frank Act also makes changes to the corporate governance requirements applicable to Boards, stricter controls for determining conflicts of interest, procedures for receipt, retention and treatment of complaints, and say-on-pay of executive compensation and severance payments for departing employees. As of this date, it is still uncertain whether the cost or impact of compliance with the Dodd-Frank Act will be materially adverse (measured by revenue) to the Group. A definitive analysis of the effects of the legislation will not be available until all the final regulations have been fully adopted.

A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions issued by the Office of Foreign Assets Control. The Bank Secrecy Act as amended by the USA PATRIOT Act imposes obligations on the branch and subsidiaries to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to ensure compliance with US economic sanctions against designated foreign countries, nationals and others. Failure of a financial institution to maintain and implement adequate programmes to combat money laundering and terrorist financing or to ensure economic sanction compliance, could have serious legal, monetary and reputational consequences for the institution.

ISLE OF MAN

The Isle of Man Depositors Compensation Scheme (the Scheme) was established by the Depositors' Compensation Scheme Regulations 2010, in which Bank of Ireland (IOM) Limited, as a licensed deposit taker, participates. The Scheme compensates depositors with money in current and deposit accounts in financial institutions in the Isle of Man (including in the Bank) with up to £50,000 of net deposits (loans may be netted off against any deposits held with the same deposit taker) per individual depositor or £20,000 for most other categories of depositor. Cover is calculated per depositor, per deposit taker, if a bank fails.

Participants in the Scheme may be directed, by written notice, to make contribution levies in respect of the Scheme compensation fund. The net total amounts to be provided to the Fund in respect of all compensation costs arising from defaults in any period of ten years must not exceed—(a) £100,000,000 from the Treasury; and (b) £100,000,000 from all participants. These levies may, in any one financial year of the Scheme, equate to the greater of £50,000 and a sum representing 0.175% of the average deposits of the participant as determined by the Scheme Manager, up to a maximum of £500,000. In addition, participants in the Scheme may be directed to provide security in respect of any present or future levy contributions.

Bank of Ireland (IOM) Limited became a participating institution for the purposes of the ELG on 11 January 2010. Deposits not covered by the Isle of Man Scheme are covered by the ELG.

ECONOMIC CONDITIONS AFFECTING THE GROUP

The majority of the Group's business activities are in Ireland and the UK.

The Irish economy returned to growth, albeit modest, in 2011 after three years of recession: the Central Statistics Office (CSO) estimates that GDP last year rose by 0.7% in volume terms. The recovery has been led by exports (which now account for approximately 100% of GDP, with imports at 75%), which grew by 4.1% in 2011 (Source: CSO), offset by a 0.7% decline in imports. Domestic spending remains weak, however: consumer spending fell by 2.7% in 2011, government spending declined by 3.7%, while capital spending fell by over 10% (Source: CSO). The latter category includes construction spending which has fallen substantially since 2007, notably in terms of private residential construction. The Central Bank expects the economy to expand again by 0.5% in 2012, with export growth again offsetting a further decline in domestic spending.

Employment in Ireland rose for the first time in four years in the final quarter of 2011 (Source: CSO), and although the labour force has also fallen (primarily due to net emigration), the unemployment rate has risen sharply, from a low of 4.5% in 2006 to 14.6% in the latter part of 2011 and still remains above 14%. Inflation, as measured by the Consumer Price Index (CPI), rose to an average of 2.6% in 2011 from (0.9%) the previous year, reducing real household income growth and consumer spending. Interest rates in Ireland are set by the European Central Bank (ECB) and the ECB raised the repo rate in the first half of 2011, from 1% to 1.5%, but reduced it again back to 1% in the final two months of the year. Bank lending to the private sector is contracting (Source: Irish Central Bank) and the CSO data shows that residential property prices started falling in 2007 and at January 2012 had declined by over 48% from the peak. Commercial property prices have also fallen steeply, by approximately 65% (Source Investment Property Databank (IPD) index) and the Irish Government reduced the stamp duty on non-residential property transactions from 6% to 2% in the 2012 Budget and introduced a tax incentive for buyers of commercial property.

The downturn in the economy and the decision by the Irish government to provide capital support to the domestic banking system contributed to a substantial increase in Ireland's annual fiscal deficit and in total sovereign debt: Standard & Poors (S&P) has cut Ireland's sovereign debt rating to BBB+. In November 2010 the Government agreed a package with the IMF, the EU and the ECB ('the troika') incorporating official loans (and some bilateral loans) amounting to €67.5 billion to be drawn down as required to fund the fiscal deficit and to aid in the recapitalisation of the banking system. In return the Irish Government is required to meet quarterly fiscal targets and has committed to reducing the annual fiscal deficit to under 3% of GDP by 2015, from a Department of Finance estimate of 9.8% in 2011. The 2012 Budget projected a deficit of 8.6% of GDP. Ireland's membership of the euro also requires adherence to a set of fiscal rules and the Irish Government has announced that a referendum will be held on whether Ireland should ratify a new 'Fiscal Compact', which stipulates that members must run balanced budgets and enshrine that in domestic law.

The UK economy returned to growth in 2010 after a recession in the previous year and expanded again by 0.8% in 2011(Source: Office for National Statistics (ONS)). The independent Office for Budget Responsibility (OBR) expects the economy to grow by 0.8% in 2012, although ONS data shows that GDP contracted by 0.2% in the final quarter of 2011. The unemployment rate has risen to 8.4% in the final quarter of 2011 from less than 5.5% in 2007. Inflation, as measured by the CPI, has been above the Bank of England's (BOE) 2% target for some time (averaging 4.5% in 2011 and 3.3% in 2010) but the BOE believed that there was a significant risk that inflation would eventually fall well below the target. Consequently the BOE cut interest rates to an historic low of 0.5% and has embarked on more unconventional policies, including the purchase of £325 billion in government bonds, in an effort to boost credit creation and stimulate economic activity. Mortgage lending has begun to increase, albeit modestly, (Source: Bank of England), although it is still very weak relative to the position in 2007, and house prices have also risen by approximately 10% from the lowest level (Source: Nationwide index). Commercial property values also fell substantially in the recession but have also increased (Source: IPD index.)

Item 4A    UNRESOLVED STAFF COMMENTS

None.

Item 5    OPERATING & FINANCIAL REVIEW AND PROSPECTS

Overview

2011 has been another challenging year for Bank of Ireland but also one in which the Group has made significant progress. The Group has remained focussed on its key priorities of developing its relationships with its customers whilst strengthening capital, funding the balance sheet, actively managing our credit and other risks and rigorously managing costs.

The Group further strengthened its capital position by the successful generation and raising of the €4.2 billion in incremental equity capital (including a 'buffer' of €0.5 billion) required under the 2011 Prudential Capital Assessment Review (2011 PCAR).

The Group also made substantial strides towards its deleveraging objectives by front-loading and announcing €8.6 billion of our three year target of €10 billion in divestments of loan assets at a cost within the base case discounts assumed in PCAR 2011. Of the €8.6 billion announced during 2011, €7.6 billion had been completed and derecognised by 31 December 2011. €0.9 billion of the remaining €1 billion in assets announced has been completed and derecognised since 31 December 2011 with the remaining €0.1 billion expected to settle in the coming months.

In addition, the Group achieved strong momentum and growth in customer deposits in the second half of the year, following its capital raise, and as a result, the Group's loan to deposit ratio has reduced from 175% at 31 December 2010 to 144% at 31 December 2011. The increase in customer deposits together with the balance sheet deleveraging, has significantly reduced the Group's requirement for wholesale funding by c.27% or €19 billion during the year ended 31 December 2011. The Group also raised €4.2 billion of unguaranteed secured term funding which, together with its participation in the ECB's December 2011 and March 2012 three year LTRO offerings, increased the tenure of its wholesale funding.

The strategic shape of the Group has been re-confirmed with the EU Commission's approval of the Group's updated EU viability and restructuring plan, and the Group is ahead of schedule in implementing the business disposals required under the plan.

However, operating income remains under pressure and loan losses continue to be at an elevated level.

Asset Quality

The environment in which the Group operates remains difficult, particularly in Ireland reflecting the impact of the significant contraction in the Irish economy, the fiscal adjustment programme, high unemployment levels, elevated levels of business insolvencies, together with the fall in property values which has taken place and ongoing illiquidity in the Irish property markets. Improvements in the Group's UK Mortgage, Corporate Banking and unsecured consumer books have been offset by continued deterioration in the arrears profile in its Irish Mortgage book and ongoing weakness in the property sector, with Irish business customers who have a high dependency on the domestic economy continuing to face difficult conditions, which are impacting on their credit profile. Impairment charges on loans and advances to customers peaked at €2.9 billion in 2009. While these impairment charges have reduced since then, they have remained at an elevated level of c.€1.9 billion in 2010 and 2011. The Group expects the impairment charges to reduce from this level trending over time towards a more normalised impairment charge as the Irish economy recovers. The pace of the reduction will be particularly dependent on the future performance of the Group's Irish Residential mortgage book and commercial real estate markets.

The final asset transfers to NAMA were completed in October 2011. In total, c.€10 billion of assets have now transferred to NAMA at an average loss on disposal, including impairments, of 44%.

Capital position further strengthened

Under the 2011 PCAR, the Group was required to generate incremental equity capital of €4.2 billion, together with a €1.0 billion Contingent Capital instrument to be provided by the State. The Group successfully generated and raised the required equity capital through a combination of voluntary liability management exercises and a Rights Issue. The equity capital raised and generated was primarily from private sources with the State investing c.€0.2 billion in equity capital to ensure that the State maintained its desired minimum 15% shareholding in the Bank. The Capital Raising exercises brought onto the Group's Share Register a number of significant international institutional investors and fund managers.

At 31 December 2011, the Group's Core tier 1 and Total capital ratios were 15.1% (14.3% PCAR/EBA stress test basis) and 14.7% respectively, compared to its 31 December 2010 Core tier 1, and Total capital ratios of 9.7%, and 11.0% respectively. Risk weighted assets continue to decline in line with the deleveraging of the Group's balance sheet partly offset by some Risk Weighted Assets (RWA) re-weighting based on credit model experience.

Further progress on balance sheet reductions

The Group's deleveraging plan envisages reducing the size of its loan book from €114 billion at 31 December 2010 to c.€90 billion at 31 December 2013, by divesting €10 billion of certain loan portfolios/lending businesses, and net redemptions of c.€14 billion. During the course of 2011, the Group undertook a range of divestment initiatives across its international businesses announcing divestments totalling €8.6 billion of which €7.6 billion had been completed and derecognised by 31 December 2011. These were achieved at an average discount of 7.1% and were well within the base case discounts assumed as part of the March 2011 PCAR process. €0.9 billion of the remaining €1 billion in assets announced has been completed and derecognised since 31 December 2011 with the remaining €0.1 billion expected to settle in the coming months. The Group expects to be able to complete the remaining divestments well within the envisaged time frame and expects that the aggregate discounts on our €10 billion divestments will be achieved within the overall base case discount assumed in PCAR 2011.

Good progress on funding and liquidity

Wholesale funding markets remained difficult in 2011, particularly for eurozone banks. Heightened concerns regarding European sovereign debt resulted in renewed instability in financial markets in the second half of the year adversely impacting market sentiment, restricting access to wholesale funding markets for both sovereigns and financial institutions across Europe. However, despite the difficult funding environment, the Group raised unguaranteed secured term funding of €4.2 billion utilising securities backed by its UK mortgage portfolios. This term funding together with the Group's participation in the ECB's three year December 2011 Long Term Refinancing Operation (LTRO) (€7.5 billion) and March 2012 LTRO (€4.8 billion) enabled the Group to lengthen the tenure of its wholesale funding such that 55% of its wholesale funding at 31 December 2011 had a remaining maturity of more than one year, compared to 32% at 31 December 2010.

The Group achieved strong momentum and growth in its customer deposits in the second half of the year, representing good progress towards its goal of funding its loan books by customer deposits and term funding. The Group increased its deposit base by 8%, which, together with the reduction in the size of its loan books, resulted in an improvement in its loan to deposit ratio to 144% at 31 December 2011 compared to 175% at 31 December 2010. Despite euro turmoil and a difficult and very competitive market, retail customer deposits in Ireland increased by 2% while retail deposits in the UK increased by 25%.

Increased deposits, balance sheet reductions and the raising of term funding have enabled the Group to significantly reduce the liquidity it receives from Monetary Authority sources such that drawings under exceptional liquidity facilities from the Central Bank at 31 December 2010 of €8 billion were repaid during the financial year to a €nil position at 31 December 2011.

The quantum of the Group's deposits and funding which had recourse to the State's ELG scheme reduced from an average of c.€69 billion during 2010 to an average of c.€44 billion during 2011 reflecting the aforementioned reduction in wholesale funding requirements and increases in the quantum of deposits in Ireland and the UK which have recourse to non-ELG deposit protection schemes. In December 2011, the Group obtained approval to accept non-ELG covered deposits from corporate customers.

Continued support for our customers

Bank of Ireland remains committed to supporting, protecting and growing both existing and new customer relationships in its core Irish and international businesses while contributing positively to economic recovery, particularly in Ireland. The Group has met its lending commitments in 2011 in terms of the provision of lending capacity of €3 billion to the SME sector in Ireland, complemented by delivering on its commitments for the provision of specialised loans and venture capital funds for that sector. At the time of the recapitalisation in July 2011, Bank of Ireland also committed to the Minister of Finance to provide lending capacity of €3.5 billion and €4 billion for the years ending 31 December 2012 and 31 December 2013 respectively for new or increased credit facilities for SMEs. The Group has continued to provide lending capacity to the Irish owner occupier mortgage market providing one in every two mortgages to Irish customers in H2 2011, albeit in a very subdued market. The Group's Irish Corporate Banking and Treasury businesses continued to strongly support its Irish Corporate customers with a consistent long-term relationship based approach to their needs.

In the UK, the Group's successful joint venture with the UK post office continues to exceed our expectations in terms of the number of new savings customers that it has attracted as well as strong retention of existing customers. Sales of the Group's other financial services products through the Post Office were in line with its expectations. The Group's commitment to the UK market and the robustness of that commitment is demonstrated and underpinned by the establishment of the Group's UK regulated banking subsidiary in November 2010. The Group has continued to invest in meeting our customers' needs through developing new products and service offerings and enhancing its infrastructure. The Group is making a significant investment in improving our payment systems and eBanking and telebanking/mobile propositions.

Outlook for the Group

Through the implementation of its strategy and by focusing on its key priorities, the Group has made substantial progress on de-risking, deleveraging and strengthening the Group's balance sheet. The future strategic shape of the Group has been clarified giving it strong market positions in its chosen markets for its core businesses. The Group has been making material embedded reductions in its cost base with a more robust and efficient infrastructure being delivered.

Trading conditions in the Group's Irish and UK markets remain challenging with economic growth now forecast to be lower than previously envisaged and weak consumer and business confidence in the domestic economies continuing to prevail. This is adversely impacting on the demand for its products and progress towards the normalisation of impairment charges in its loan books. It is now anticipated that euro and sterling interest rates will remain lower for a longer period than previously expected and whilst funding markets have shown some improvement they remain volatile. Consequently, recovery in the Group's net interest margins has become more difficult.

The Group remains focussed on all of its targets and their achievement over time. It remains on track to meet its balance sheet restructuring and cost reduction targets within the previously envisaged time-frames. However, the timing and pace of achieving its income related targets are dependent on the pace of economic recovery and the trajectory of interest rates.

Having made considerable progress on its balance sheet and cost priorities, which will continue to require very close attention, the Group remain very focussed on its other key priorities in 2012 with an emphasis on the management of credit risks, reducing the cost of funding (including the cost of ELG) and improving margins and fee income whilst further developing its customer franchises in its core businesses.

Economic Environment

Global economy

The global economy slowed in 2011 with the consensus expecting weaker growth in 2012. Markets have been volatile, reflecting concerns about sovereign debt developments in the eurozone and the scale of the growth slowdown, notably in the eurozone and the UK. Risk aversion has been a recurring feature, in large part driven by developments in the euro debt crisis with the latter remaining a key risk to the global outlook. The ECB has responded by easing monetary policy and providing longer term funding to the banking sector in an effort to avoid a credit crunch. European Governments are also in the process of agreeing new fiscal rules which it is hoped will strengthen public finances in member countries and hence boost investor confidence. The US, in contrast, has ended 2011 on a stronger note and the consensus expects that outperformance relative to Europe will continue in 2012.

Irish Economy(1)

Irish GDP grew by 0.7%(4) in 2011 following three years of contraction, although GNP, which adjusts for external profit and interest flows, recorded a 2.5%(4) decline following a modest rise of 0.3%(4) the previous year. However, the growth last year was due to a strong first half of the year as the economy contracted in the second half. Exports grew by 4.1% in 2011, which helped to offset another decline in domestic demand. Consumer spending fell by 2.7% last year, government consumption slid by 3.7% and capital investment fell for a fourth consecutive year, by 10.6% . On a quarterly basis, GDP declined by 0.2% in Q4 following a 1.1% fall in Q3, which means the economy slipped back into recession over the second half of the year. Exports fell by 1.1% in Q4 from the previous quarter, reflecting the slowdown in the international economy generally, though consumer spending increased by 0.5% while capital spending rose by 14%. Risks to the Irish economy exist on the external front, given the slowdown in Europe in particular.

Domestic demand continued to fall in 2011 and a further decline is expected in 2012. Households have increased their savings ratio and repaid debt with rising inflation and job losses impacting adversely for consumers. Consumption is also likely to fall in 2012, although a deceleration in inflation may limit the expected decline in real incomes. The labour market remains weak with the unemployment rate remaining above 14%. Employment did rise in Q4 11, the first increase in employment in a quarter in four years, but it is unlikely that employment growth can be sustained through 2012. Capital spending has been volatile on a quarterly basis, notably investment in machinery and equipment, but remains on a moderating downward trend, although the continuing inflow of Foreign Direct Investment in 2011 may translate into a recovery in capital spending at some stage in 2012.

Mortgage lending is contracting on an annual basis and residential property prices are still falling, although lending to non-financial corporates has risen modestly over recent months. Commercial property prices are also still in decline, and are now some 65% below the peak(3). The Government finances are improving and the fiscal targets under the EU/IMF programme are being met, with a deficit of under 10% of GDP last year(4). The Government plans to impose further austerity measures until 2014 to reduce this deficit to under 3% of GDP in 2015(4).

UK Economy

Growth has slowed in the UK and the economy has already posted one quarter of negative growth (Q4 2011) and at least one more quarter of contraction is likely. Growth for 2011 as a whole was 0.8%(6) and may not be much better than 0.5% for 2012(5). Unemployment in the UK stood at 8.4%(6) in the three months to the end of January 2012 and the consensus forecast is for it to be higher in the face of sub-trend economic growth. Mortgage approvals have picked up of late but at around 50,000(7) a month are about half the level recorded in a more normal economic and credit environment. The UK property sectors have showed signs of uneven recovery since 2009 but uncertainty remains around the pace and scale of future performance: residential prices have risen by c.10% from the trough in February 2009 according to the Nationwide index, but are still 11% below the peak, while the pace of capital growth recorded in commercial property has slowed in 2011(3).

See item 4 'Information on the Company—Economic conditions affecting the Group'.

(1)
CSO

(2)
Bank of Ireland Economic Research Unit

(3)
IPD UK & Irish Commercial Property index

(4)
Department of Finance

(5)
Reuters Consensus Forecasts

(6)
Office for National Statistics

(7)
Bank of England

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Details of these critical accounting estimates and judgements are set out on pages F-41 to F-44 of this document.

 LIQUIDITY AND CAPITAL RESOURCES

The Group's exposure to liquidity risk is governed by the Group's liquidity and funding policy approved by the Court and the Group Risk Policy Committee (GRPC). The objective of the policy is to ensure that the Group can meet its obligations, including deposit withdrawals and funding commitments, as they fall due. The operation of this policy is delegated to the Group's Asset and Liability Committee (ALCO).

See the capital management section on pages 243 to 246 in Item 11 'Quantitative and Qualitative Disclosures about Market Risk' for further details about our capital management objectives and policies.

OFF BALANCE SHEET ARRANGEMENTS

Contingent Liabilities	31 December 2011 €m	31 December 2010 €m
Acceptances and endorsements	10	35
Guarantees and irrevocable letters of credit	983	1,482
Other contingent liabilities	249	599

	1,242	2,116
Lending commitments	19,512	23,541

Total contingent liabilities and commitments	20,754	25,657

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

Further information on Off Balance Sheet items is shown in note 47 to the consolidated financial statements.

ANALYSIS OF RESULTS OF OPERATIONS

Basis of Presentation

The Group changed its financial year end from 31 March to 31 December with effect from 31 December 2009. As a consequence of this change, the income statements for the Group are presented for the year ended 31 December 2011 compared to the year ended 31 December 2010 and the nine month period ended 31 December 2009. The balance sheets are 31 December 2011 compared to 31 December 2010.

The analysis of the impairment charge for the year ended 31 December 2010 and the nine month period ended 31 December 2009 between loans and advances to customers and assets held for sale to NAMA has been re-presented on the basis of the loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010 to enhance comparability with no change to the total impairment charge.

The Group income statement has been presented on a statutory basis while the individual divisional income statements have been presented on an underlying basis in accordance with IFRS 8—Operating Segments. Information on the divisions and their underlying performance is shown in note 2 to the Consolidated Financial Statements – Operating segments (page F-47 to F-55).

Underlying excludes non-core items which are those items that the Group believes obscure the underlying performance trends in the business. The Group has treated the following items as non-core: gain on liability management exercises, loss on deleveraging of financial assets, gains or charges arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss', gain on disposal of business activities, gross-up for policyholder tax in the Life business, cost of restructuring programmes, impact of changes in pension benefits, investment return on treasury stock held for policyholders and impact of 'coupon stopper' on subordinated debt. See page 58 for further information.

The divisional underlying performance is reconciled to the Group statutory performance on pages 106 to 108.

References to 'the State' throughout this document should be taken to refer to the Republic of Ireland, its Government and, where and if relevant, Government departments, agencies and local Government bodies.

Percentages presented throughout this report are calculated on the absolute underlying figures and so may differ from the percentage variances calculated on the rounded numbers presented.

PCAR/PLAR 2011

As part of the EU/IMF programme the Central Bank of Ireland (Central Bank) undertook a Prudential Capital Assessment Review (2011 PCAR) which incorporated a Prudential Liquidity Assessment Review (2011 PLAR) in the first quarter of 2011. The PCAR is an assessment of forward-looking prudential capital requirements, arising under a base case and stress case, with potential stressed loan losses, and other financial developments, over a three year (2011-2013) time horizon. The PLAR is an assessment of the deleveraging measures that the banking system is required to implement in order to reduce its reliance on short term wholesale funding and liquidity support from Monetary Authorities. The Group's deleveraging plan was agreed with the Central Bank as part of the PLAR exercise.

On 31 March 2011 the Central Bank announced the results of the 2011 PCAR, which required the Group to generate incremental equity capital of €4.2 billion (including a regulatory buffer of €0.5 billion).

The equity capital requirement was set to cover:

•
the higher target capital ratios set by the Central Bank of a minimum Core tier 1 ratio (PCAR/EBA stress test basis)(1) of 10.5% on an ongoing basis and a Core tier 1 ratio of 6% under the adverse stress scenario;

•
a prudent regulatory buffer of €0.5 billion for additional conservatism;

•
the adverse stress scenario loan loss estimates based on aggressively conservative assumptions;

•
a conservative loss on disposal assumption for relevant loans previously expected to transfer to NAMA (these loans are no longer transferring to NAMA); and

•
a prudent estimate of losses arising from deleveraging under an adverse stress scenario.

In addition, €1.0 billion of Contingent Capital was also required through the issue of a debt instrument which, under certain circumstances, would convert to equity capital.

Details of the Group's 2011 Recapitalisation of the Bank are set out below.

(1)
Core tier 1 (PCAR/EBA stress test basis) is calculated in line with methodology used for the 2011 PCAR and EBA stress test. As stated in the Financial Measures Programme 'The Central Bank applied capital requirement rules and a definition of Core tier 1 capital as prescribed by the Capital Requirements Directive, which is the prevailing regulatory standard in the EU. To increase conservatism, the Central Bank has included all supervisory deductions, including 50:50 deductions'.

2011 Recapitalisation of the Bank

Core tier 1 capital generated	€m	€m
Gain on liability management exercises conducted as part of the 2011 recapitalisation of the Bank(2)	1,786
Equity issued as part of Debt for Equity Offers	665
Proceeds from the Rights Issue	1,908

		4,359
Less:
Fees and other costs		(146)

Core tier 1 capital generated(3)		4,213

Tier 2 capital generated	€m	€m
Contingent Capital note (nominal value)	1,000
Less placing fee	(15)

Tier 2 capital generated(3)		985

(2)
Gains generated forming part of Core tier 1 capital includes: (a) the gain on LME pursuant to the 2011 PCAR of €1,804 million, (b) the increase in retained earnings on the repurchase of the US$150 million FRN of €40 million, (c) less taxation of €45 million and (d) less other items amounting to €13 million. The gain on liability management exercises of €1,789 million shown in the income statement on page F-4, includes gains of €17 million relating to liability management exercises undertaken in February 2011 and March 2011, is net of costs of €32 million but excludes items (b), (c) and (d) above.

(3)
Excludes the impact of the capital contribution arising on the issue of the Contingent Capital note (see note 42).

2011 Recapitalisation of the Bank

The Group's 2011 Recapitalisation of the Bank was completed in December 2011 and included a number of elements:

(i)
debt for equity offers (including a cash offer) and the compulsory acquisition of eligible debt securities;

(ii)
further burden sharing with remaining subordinated bondholders;

(iii)
a potential State Placing;

(iv)
a Rights Issue; and

(v)
the issue of a Contingent Capital note.

Liability Management Exercises

In the year ended 31 December 2011, the Debt for Equity offers including certain Canadian Dollar 2015 notes, the completion of the Kildare/Brunel securitisation liability management exercise and the repurchase of a number of Capital securities generated Core tier 1 capital of €2,451 million.

State Placing and Rights Issue

While the National Pensions Reserve Fund Commission (NPRFC) was originally granted an option to make a direct placing of up to 795 million units of ordinary stock at €0.10, it was announced on 8 July 2011 that the NPRFC would not be proceeding with this option.

On 8 July 2011 the Group announced a Rights Issue, underwritten by the NPRFC, of 19.1 billion units of ordinary stock at a price of €0.10 per unit to generate gross proceeds of €1.9 billion.

The Rights Issue closed on 26 July 2011 and the results were as follows:

•
valid acceptances were received from the State in respect of its 36% holding of ordinary stock (representing 6.9 billion units);

•
valid acceptances were received from other non-Government shareholders in respect of their 23.5% holding of ordinary stock (representing 4.5 billion units);

•
1.4 billion units of ordinary stock (7.5%) was placed in the rump issue; and

•
in accordance with the transaction agreement with the State, the State subscribed for the remaining 6.3 billion units of ordinary stock (33%) at the issue price of €0.10 cent per unit.

Fees and Other Costs

Total fees and other costs of €146 million were payable in connection with the Debt for equity offers (including the Debt for cash offers) and the underwritten Rights Issue.

Significant investment in Bank of Ireland

On 25 July 2011, the Irish Government announced its agreement to sell up to 10.5 billion units of ordinary stock at €0.10 per unit (subject to certain conditions) to a group of significant institutional investors and fund managers. These investors are Fairfax Financial Holdings, WL Ross, Capital Research, Fidelity Investments and Kennedy Wilson. The Bank has been advised that each of these investors will manage their individual stockholdings independently.

Reduction in Government stockholding

Following the completion of the 2011 Recapitalisation of the Bank and the significant investment in Bank of Ireland, the State's stockholding in the Bank reduced to 15.1% of the Bank's fully diluted ordinary stock while the combined stockholding of the new group of significant institutional investors and fund managers is 34.9% .

Contingent Capital note

In July 2011 the Group issued a Contingent Capital note to the State with a nominal amount of €1 billion and a maturity of five years. This Contingent Capital note is classified as a subordinated liability and it qualifies as Tier 2 capital. Further details are set out in note 42 to the Consolidated Financial Statements.

A placing fee of €15 million was payable to the State.

Review of Group Performance

Group Income Statement

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Net interest income	1,534	2,219	2,170
Other income (net of insurance claims)	2,381	2,377	1,437

Total operating income (net of insurance claims)	3,915	4,596	3,607
Operating expenses	(1,642)	(1,070)	(1,395)
Impairment charges on financial assets (excluding assets sold to NAMA)	(1,960)	(2,027)	(2,335)
Impairment charges on assets sold to NAMA	(44)	(257)	(1,722)
Gain/(loss) on sale of assets to NAMA including associated costs	33	(2,241)	—
Loss on deleveraging of financial assets	(565)	—	—
Share of results of associates and joint ventures (post tax)	39	49	35
Profit/(loss) on disposal of business activities	34	—	(3)

Total loss before tax	(190)	(950)	(1,813)
Taxation	230	341	344

Profit/(loss)	40	(609)	(1,469)

Attributable to non-controlling interests	(5)	5	(9)
Attributable to stock holders	45	(614)	(1,460)

Profit/(loss)	40	(609)	(1,469)

Basic EPS per share	(0.7c )	(21.5c )*	(105.5c )*

Diluted EPS per share	(0.7c )	(21.5c )*	(105.5c )*

*
Restated to reflect the bonus element of the Rights Issue which took place in July 2011.

Income

The period on period changes in 'net interest income' and 'net other income' are affected by certain IFRS income classifications. Under IFRS, certain assets and liabilities can be designated at 'fair value through profit or loss' (FVTPL). Where the Group has designated liabilities at 'fair value through profit or loss', the total fair value movements on these liabilities, including interest expense, are reported in 'net other income'. However, the interest income on any assets which are funded by these liabilities is reported in 'net interest income'. In addition, debt is raised in a variety of currencies and the resulting foreign exchange and interest rate risk is managed using derivative instruments-the cost of which is reported in 'net other income'.

Net Interest Income

The following table shows net interest income for the year ended 31 December 2011, the year ended 31 December 2010 and the nine month period ended 31 December 2009.

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Net interest income	1,534	2,219	2,170

Year ended 31 December 2011 compared to the year ended 31 December 2010

Net interest income of €1,534 million decreased by €685 million in the year ended 31 December 2011 from €2,219 million for the year ended 31 December 2010.

The Group has incurred higher Government guarantee fees in the year ended 31 December 2011 compared to the year ended 31 December 2010. Government guarantee fees of €449 million for the year ended 31 December 2011 compares to a charge of €343 million for the year ended 31 December 2010. The increase of €106 million reflects the higher fee structure associated with the ELG scheme partly offset by the reduction in the level of liabilities guaranteed. As the fees payable under the ELG scheme are directly attributable to and incremental to the issue of a security or the raising of a deposit, they are included in the calculation of the effective interest rate of that security or deposit and classified, under accounting rules, as part of 'Net interest income'. The fees payable under the Credit Institutions Financial Support (CIFS) scheme relate to the average balances of covered liabilities during the period, including liabilities that may have existed at the date of the introduction of the scheme. Therefore they are not directly attributable to or incremental to the issue of a specific security or the raising of a deposit and, under accounting rules, are classified as part of 'Net other income'. The CIFS scheme expired on 29 September 2010.

The decrease in net interest income of €685 million is primarily due to a reduction in average interest earning assets arising from sale of assets to NAMA, disposal of loan portfolios and loan repayments, and the increase in Government guarantee fees outlined above.

Year ended 31 December 2010 compared to the nine month period ended 31 December 2009

Net interest income of €2,219 million increased by €49 million in the year ended 31 December 2010 from €2,170 million for the nine month period ended 31 December 2009.

The Group incurred higher Government guarantee fees in the year ended 31 December 2010 compared to the nine month period ended 31 December 2009. On 11 January 2010, the relevant deposit taking entities within the Group were accepted as participating financial institutions in the Eligible Liabilities Guarantee (ELG) scheme. In the year ended 31 December 2010 the Group incurred fees of €275 million under the ELG scheme. As the fees payable under the ELG scheme are directly attributable to and incremental to the issue of a security or the raising of a deposit, they are included in the calculation of the effective interest rate of that security or deposit and classified, under accounting rules, as part of 'Net interest income'. The fees payable under the Credit Institutions Financial Support (CIFS) scheme relate to the average balances of covered liabilities during the period, including liabilities that may have existed at the date of the introduction of the scheme. Therefore they are not directly attributable to or incremental to the issue of a specific security or the raising of a deposit and, under accounting rules, are classified as part of 'Net other income'. The CIFS scheme expired on 29 September 2010.

The increase in net interest income is primarily due to the longer reporting period and improved asset pricing. These increases were partly offset by the cost of the ELG scheme, the increased cost of deposits in highly competitive markets, the higher cost of wholesale funding and lower average earning assets.

In January 2010 the European Commission imposed restrictions on the Group's ability to make coupon payments on certain subordinated liabilities unless under a binding legal obligation to do so (a 'coupon stopper' provision). On 31 December 2009 the Group expected that it would be precluded from making coupon payments for two subsequent years and therefore, under the effective interest rate method of accounting, the Group recognised a gain of €67 million in its financial statements for the nine months ended 31 December 2009. The European Commission stated on 15 July 2010 that the 'coupon stopper' provision would cease on 31 January 2011. Consequently the Group has recognised a charge of €36 million in the year ended 31 December 2010 to reflect this change.

IFRS classifications

The table below sets out a reconciliation of net interest income under IFRS to net interest income after adjusting for IFRS classifications.

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Net interest income (IFRS)	1,534	2,219	2,170
Impact of IFRS classifications	(102)	(175)	(71)

	1,432	2,044	2,099

Net interest income is impacted by the classification of certain income between interest expense and other income (net of insurance claims) under IFRS which relates to the designation of certain financial instruments under the fair value option. This treatment resulted in additional net interest income of €102 million for the year ended 31 December 2011 (year ended 31 December 2010: €175 million; nine month period ended 31 December 2009: €71 million), offset by a similar reduction in 'other income (net of insurance claims)' in the three reporting periods. After adjusting for the impact of the IFRS classifications, the Group's net interest income decreased by €612 million in the year ended 31 December 2011 (year ended 31 December 2010: decreased by €55 million).

The main drivers of the IFRS income classifications (which are classified as part of other income under IFRS) in the year ended 31 December 2011, the year ended 31 December 2010 and the nine month period ended 31 December 2009 are outlined below.

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Liabilities designated at fair value through profit or loss
Trading expense	42	38	25
Insurance contract liabilities and claims paid	40	10	5
Derivatives not designated under hedge accounting
Trading expense	20	127	41

	102	175	71

Year ended 31 December 2011 compared to the year ended 31 December 2010

The decrease in the year ended 31 December 2011 compared to the year ended 31 December 2010 is largely due to changes in the composition of derivatives within the banking book and movements in interest rates, partially offset by the higher cost of deposits (at fair value through profit or loss).

Year ended 31 December 2010 compared to the nine month period ended 31 December 2009

The significant increase in the year ended 31 December 2010 compared to the nine month period ended 31 December 2009 is largely as a result of the de-designation by the Group of a number of hedging derivatives in the year ended 31 December 2010. These derivatives no longer qualify for hedge accounting under IFRS, meaning the interest cost of these derivatives was recognised in trading expense in the year ended 31 December 2010, whereas this cost was recognised in net interest income for the nine month period ended 31 December 2009.

Group Net Interest Margin (Group Net Yield)

The following table sets forth the Group's net interest margin for the year ended 31 December 2011, the year ended 31 December 2010 and the nine month period ended 31 December 2009.

	Year ended 31 December 2011 €bn	Year ended 31 December 2010 €bn	9 months ended 31 December 2009 €bn
Average interest earning assets	142	160	172

Group net interest margin—annualised (Group net yield) (%)	1.08%	1.39%	1.68%

Year ended 31 December 2011 compared to the year ended 31 December 2010

The Group net interest margin for the year ended 31 December 2011 declined by 31 basis points to 1.08% as compared to a net interest margin of 1.39% for the year ended December 2010. 15 basis points of the decrease is due to the cost of the ELG scheme and 4 basis points is due to the classification of certain items under IFRS.

Net interest income (before deducting the cost of the ELG scheme and excluding the impact of IFRS income classification) of €1,881 million for the year ended 31 December 2011 has declined by €438 million compared to €2,319 million for the year ended 31 December 2010. The reduction is due to an 11% reduction in average earning assets in 2011 together with a lower net interest margin.

The main drivers of the remaining decrease of 12 basis points were as follows:

•
16 basis points decrease due to higher costs of wholesale funding;

•
10 basis points decrease due to the higher cost of customer deposits;

•
4 basis points decrease due to balance sheet structure, being the change in mix of both assets and liabilities in the year ended 31 December 2011 compared to the prior year; and

•
1 basis point decrease due to the gain in disposal of business activities in the year ended 31 December 2010.

partly offset by:

•
13 basis points increase due to higher asset pricing;

•
4 basis points increase due to savings on the cost of subordinated debt; and

•
2 basis points increase due to the impact of the coupon stopper in the year ended 31 December 2010.

Year ended 31 December 2010 compared to the nine month period ended 31 December 2009

The Group net interest margin for the year ended 31 December 2010 declined by 29 basis points to 1.39% as compared to a net interest margin (annualised) of 1.68% for the nine month period ended 31 December 2009. 12 basis points of the decrease was due to the classification of certain income under IFRS as mentioned above in the net interest income section and the cost of the ELG scheme, which the Group joined in January 2010, which was €275 million in the year ended 31 December 2010.

Net interest income (before deducting the cost of the ELG scheme and excluding the impact of IFRS income classifications) of €2,319 million for the year ended 31 December 2010 increased by €220 million compared to €2,099 million for the nine month period ended 31 December 2009. The increase of €220 million was primarily due to the longer reporting period, partly offset by lower net interest income due to a 7% reduction in average earning assets in 2010 together with a lower net interest margin.

The key drivers of the remaining margin decrease of 17 basis points (annualised) were as follows:

•
20 basis points decrease due to margin attrition on customer deposits as a result of intense competition and the low interest rate environment;

•
12 basis points decrease due to higher costs of wholesale funding;

•
2 basis points decrease due to lower treasury income;

•
2 basis points decrease due to balance sheet structure and lower earnings on capital partly offset by an improved asset mix; and

•
5 basis points decrease due to the impact of the "coupon stopper" on certain subordinated debt (see page 58) and the gain on disposal of business activities.

Partly offset by:

•
23 basis points increase due to higher asset pricing.

Interest Rates—Ireland, UK and US

	31 December 2011%	31 December 2010%	31 December 2009%
Ireland
European interbank offered rate:
One month Euribor	1.02%	0.78%	0.45%
Three month Euribor	1.36%	1.01%	0.70%
United Kingdom
London interbank offered rate:
One month	0.77%	0.59%	0.52%
Three month	1.08%	0.76%	0.61%
United States
Prime Rate	3.25%	3.25%	3.25%

Other Income (net of insurance claims)

The following table shows other income (net of insurance claims) for the year ended 31 December 2011, the year ended 31 December 2010 and the nine month period ended 31 December 2009.

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Net insurance premium income	929	969	665
Fee and commission income	612	633	474
Fee and commission expense	(192)	(257)	(255)
Net trading income/(expense)	19	225	(28)
Life assurance investment income, gains and losses	(38)	474	958
Gain on liability management exercises	1,789	1,402	1,037
Insurance contract liabilities and claims paid	(750)	(1,268)	(1,462)
Other operating income	12	199	48

Other income (net of insurance claims)	2,381	2,377	1,437

Year ended 31 December 2011 compared to the year ended 31 December 2010

Other income (net of insurance claims) of €2,381 million for the year ended 31 December 2011 increased by €4 million compared to €2,377 million for the year ended 31 December 2010. IFRS income classifications, as mentioned above have also impacted 'other income (net of insurance claims)' (a charge of €102 million in the year ended 31 December 2011 versus a charge of €175 million in the year ended 31 December 2010).

Following the successful completion in July 2011 of the Debt for Equity Exchange (including a cash offer) together with other liability management exercises completed by the Group during the year ended 31 December 2011 the Group recognised a gain of €1,789 million as follows:

•
a Debt for debt exchange relating to two Canadian dollar subordinated notes in February 2011 and the repurchase of a euro subordinated note in March 2011, which generated a gain of €17 million; and

•
various liability management exercises between July 2011 and December 2011 to generate part of the incremental equity capital of €4.2 billion required by the Central Bank as a result of the 2011 PCAR (see note 49), which generated gains of €1,772 million.

During the year ended 31 December 2011 a gain of €56 million was recognised arising from the impact of the change in credit spreads relating to the Group's own debt and deposits accounted for at 'fair value through profit or loss'. These liabilities consist of certain subordinated debt, certain structured senior debt and tracker deposits. A gain of €360 million was recognised during the year ended 31 December 2010.

The principal other items within net other income, after adjusting for IFRS income classifications, which contributed to the increase in other income in the year ended 31 December 2011 included:

•
A reduction of €66 million in fees from asset management activities arising from the disposal of BIAM, BoISS and FCE Corporation in the year ended 31 December 2011;

•
A negative movement of €37 million in the investment variance in Bank of Ireland Life reflecting a charge of €28 million in the year ended 31 December 2011 compared to a gain of €9 million in the year ended 31 December 2010;

•
A negative movement of €43 million relating to transfers from the available for sale reserve on asset disposals reflecting a charge of €28 million in the year ended 31 December 2011 compared to a gain of €15 million in the year ended 31 December 2010;

•
A negative movement of €5 million in economic assumption changes in Bank of Ireland Life due to an adverse variance on the risk discount rate;

•
A positive movement of €44 million due to a charge of €30 million in the year ended 31 December 2010 arising from the impact of credit deterioration on the fair value of derivatives held for sale to NAMA and a gain of €14 million in the year ended 31 December 2011;

•
a provision of €13 million in the year ended 31 December 2011 relating to a court hearing in connection with a European property investment;

•
A movement of €38 million due to the change in value of international investment properties in the year ended 31 December 2011 (a charge of €12 million) being lower than the year ended 31 December 2010 (a gain of €26 million).

•
Other income from Banking and Corporate and Treasury businesses decreased by €14 million reflecting decreased fees on products and services; and

•
Other income from Bank of Ireland Life decreased by €11 million.

Year ended 31 December 2010 compared to the nine month period ended 31 December 2009

Other income (net of insurance claims) of €2,377 million for the year ended 31 December 2010 increased by €940 million compared to €1,437 million for the nine month period ended 31 December 2009. IFRS income classifications, as mentioned above also impacted 'other income (net of insurance claims)' (a charge of €175 million in the year ended 31 December 2010 versus a charge of €71 million in the nine month period ended 31 December 2009).

Following the successful completion of liability management exercises during the year ended 31 December 2010 the Group recognised a gain of €1,402 million in its income statement as follows:

•
a gain of €423 million was recognised following the completion, in February 2010, of an exchange of certain Lower tier 2 securities for a new series of longer dated Lower tier 2 securities;

•
a gain of €287 million was recognised as part of the Group's capital raising initiative in 2010, arising from the Debt for Equity Exchange Offers where existing holders of eligible debt securities were offered the opportunity to exchange those securities for (a) cash proceeds raised from the allotment of ordinary stock on behalf of these bond holders in the rights issue or (b) allotment instruments which converted into ordinary stock in September 2010. Of this gain, €11 million arose on the conversion of the allotment instrument into ordinary stock in September 2010;

•
a gain of €12 million was recognised following the completion in July 2010 of a private exchange of certain Lower tier 2 securities for a new longer dated Lower tier 2 security; and

•
a gain of €691 million was recognised following the completion in December 2010 of an exchange of certain Lower tier 2 securities for a new series of senior debt securities.

During the year ended 31 December 2010 a gain of €360 million was recognised arising from the impact of the change in credit spreads relating to the Group's issued notes and other deposits accounted for at 'fair value through profit or loss' compared to a charge of €6 million on these liabilities in the nine month period ended 31 December 2009. These liabilities consisted of certain subordinated debt, certain structured senior debt and tracker deposits.

The principal other items within other income (net of insurance claims) and after the impact of IFRS income classifications which contributed to the increase in other income (net of insurance claims) in the year ended 31 December 2010 included:

•
lower levels of fees and charges in the Banking and Corporate and Treasury businesses offset by the longer reporting period;

•
higher operating income in Bank of Ireland Life together with the impact of the longer reporting period partly offset by the impact of economic assumption changes;

•
a positive movement of €88 million due to the change in value of investment properties. In the nine month period ended 31 December 2009 investment properties held on the Group's balance sheet fell in value by €62 million reflecting depressed yields in very uncertain markets. There was some recovery in the value of international investment properties in the year ended 31 December 2010 which was the principal driver of the gain of €26 million in this period;

•
a provision of €74 million in the nine month period ended 31 December 2009 relating to a court hearing in connection with a European property investment;

•
a gain of €17 million arose in the year ended 31 December 2010, on the unwind of the fair value hedge adjustment associated with fixed rate subordinated bonds following liability management exercises, compared to a charge of €28 million in the nine month period ended 31 December 2009;

•
a charge of €68 million relating to the CIFS scheme in the year ended 31 December 2010. This was €37 million lower than the equivalent charge of €105 million in the nine month period ended 31 December 2009. The CIFS scheme expired on 29 September 2010;

•
a charge of €30 million in the year ended 31 December 2010 arising from the impact of credit deterioration on the fair value of derivatives held for sale to NAMA;

•
a reduction of €14 million in the investment variance in Bank of Ireland Life with investment returns at more normalised levels in the year ended 31 December 2010 compared to the strong recovery seen in world equity and investment markets in the nine month period ended 31 December 2009; and

•
reduced fees from asset management activities of €12 million arising from the disposal of Guggenheim Alternative Asset Management LLC (Guggenheim) in June 2009 and Iridian Asset Management LLC (Iridian) in August 2009.

Operating expenses

The following table sets out the Group's other operating expenses for the year ended 31 December 2011, the year ended 31 December 2010 and for the nine month period ended 31 December 2009.

Operating expenses	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Staff costs (excluding pension costs)	772	836	640
Pension costs	88	(559)	149
Other costs	782	793	606

Total Operating expenses	1,642	1,070	1,395

Average staff numbers (full time equivalents)	13,671	14,284	14,755

Year ended 31 December 2011 compared to the year ended 31 December 2010

Operating expenses of €1,642 million for the year ended 31 December 2011 were €572 million higher compared to operating expenses of €1,070 million for the year ended 31 December 2010. The main driver of the increase was a once-off credit of €733 million in the year ended 31 December 2010 following amendments to the Group's defined-benefit pension schemes. This was partly offset by cost savings arising from a reduction in underlying pension costs and business disposals in 2011.

Staff costs (excluding pension costs) of €772 million for the year ended 31 December 2011 were €64 million lower when compared to €836 million for the year ended 31 December 2010 as a result of lower staff numbers. Average staff numbers (full time equivalents) for the year ended 31 December 2011 of 13,671 were 613 lower than average staff numbers (full time equivalents) for the year ended 31 December 2010 of 14,284.

Pension costs reflected the implementation of benefit changes in the Group's defined benefit pension schemes in 2010.

Other costs of €782 million for the year ended 31 December 2011 were €11 million lower when compared to €793 million for the year ended 31 December 2010. Costs increases arose on property impairments, the transition of IT outsourcing contracts and higher regulatory costs related to the PCAR/PLAR 2011 process. This was more than offset by lower costs of restructuring and cost savings following business disposals.

Year ended 31 December 2010 compared to the nine month period ended 31 December 2009

Operating expenses of €1,070 million for the year ended 31 December 2010 were €325 million lower when compared to operating expenses of €1,395 million for the nine month period ended 31 December 2009 primarily due to the impact of amendments to defined benefit pension schemes of €733 million but also reflecting lower staff numbers, continued tight management of all costs and the impact of changes in pensions benefits.

Staff costs (excluding pension costs) of €836 million for the year ended 31 December 2010 were €196 million higher when compared to €640 million for the nine month period ended 31 December 2009 as a result of the longer reporting period partly offset by lower staff numbers. Average staff numbers (full time equivalents) for the year ended 31 December 2010 were 471 lower compared to average staff numbers (full time equivalents) for the nine month period ended 31 December 2009.

During 2010, the Group completed its review of its defined benefit pension schemes and made changes to pension benefits under these schemes. A pension credit to the income statement of €559 million for the year ended 31 December 2010 compared to pension costs of €149 million for the nine month period ended 31 December 2009 was primarily due to the changes to the pension benefits arising from the above review partly offset by the longer reporting period.

Impairment Charges on Financial Assets

Impairment charges on loans and advances to customers

Impairment charges on loans and advances to customers	Year ended 31 December 2011 €m	Year ended 31 December 2010(1) €m	9 months ended 31 December 2009(1) €m
Residential mortgages	469	404	231
—Retail Ireland	444	341	159
—Retail UK	25	63	72
Non-property SME and corporate	497	609	655
—Republic of Ireland SME	281	291	339
—UK SME	74	126	46
—Corporate	142	192	270
Property and construction	893	719	1,281
—Investment	593	448	305
—Land and development	300	271	976
Consumer	80	127	166

Total impairment charges on loans and advances to customers	1,939	1,859	2,333

(1)
The analysis of the impairment charge for the year ended 31 December 2010 and the nine month period ended 31 December 2009 between loans and advances to customers and assets held for sale to NAMA has been represented on the basis of the loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010 to enhance comparability with no change to the total impairment charge.

Year ended 31 December 2011 compared to the year ended 31 December 2010

Impairment charges on loans and advances to customers of €1,939 million for the year ended 31 December 2011 were €80 million or 4% higher compared to impairment charges of €1,859 million for the year ended 31 December 2010.

The impairment charge on Residential mortgages increased by €65 million from €404 million for the year ended 31 December 2010 to €469 million for the year ended 31 December 2011. The impairment charge on Retail Ireland mortgages was €444 million for the year ended 31 December 2011. The impairment charge in the year ended 31 December 2010 of €341 million included an amount of approximately €100 million, to reflect a change in the Group's assumption of the expected peak to trough decline in residential property prices from 45% to 55% in the impairment provisioning models for Retail Ireland mortgages.

Excluding this item the year on year increase in the impairment charge was €203 million reflecting increasing default arrears (90 days or more past due), in the owner occupied and particularly in the Buy to let segments. This increase is primarily attributed to the general economic downturn in Ireland and affordability issues including falling disposable incomes and high unemployment levels. In addition, the rise in arrears since August 2011 appears to have been impacted by the implementation of the new code of conduct on mortgage arrears and the considerable public speculation about potential Government policy measures regarding customers in arrears.

While there has been some stabilisation in rents in 2011, overall rent levels are significantly down on peak (estimated to be down approximately 26% from peak(2)) and Buy to let borrowers are increasingly impacted by rising repayments as interest only periods come to an end, which particularly impacted default arrears in the second half of the year.

The impairment charge on Retail UK mortgages of €25 million for the year ended 31 December 2011 was €38 million lower compared with the year ended 31 December 2010. Default arrears (3+ payments past due) and the associated impairment charge on Retail UK mortgages (particularly in the Buy to let and self certified segments) in the year ended 31 December 2011, were lower than the year ended 31 December 2010, in an environment where residential property prices performed better than the Group had expected.

The impairment charge on the Non-property SME and corporate loan portfolio was €497 million for the year ended 31 December 2011 compared to €609 million for the year ended 31 December 2010.

Challenging economic conditions in Ireland, a continuation of poor consumer sentiment and the increase in the level of business insolvencies have negatively impacted trading conditions and caused general pressure on the Irish SME sector. Those sectors correlated with consumer spending or the property markets are particularly impacted. As a result the level of impairment charge, while it reduced in the year ended 31 December 2011 as compared to the year ended 31 December 2010, continues to be at an elevated level.

In the UK SME segment, rising inflation and concerns regarding the impact of fiscal austerity have combined to leave UK economic conditions subdued. The year on year reduction primarily reflects the non-reccurence of impairment charges on a small number of large individual cases in the year ended 31 December 2010.

Larger Irish corporate customers trading internationally and non-Irish based corporate customers continued to experience more favourable economic conditions with the impairment charge in the Corporate business lower in the year ended 31 December 2011 as compared with the year ended 31 December 2010.

The impairment charge of €893 million on the Property and construction portfolio for the year ended 31 December 2011 has increased by €174 million compared to the impairment charge of €719 million for the year ended 31 December 2010. The Property and construction portfolio amounted to €21 billion at 31 December 2011 comprising €17 billion of investment property loans and €4 billion of land and development loans.

(2)
Per 'The Daft.ie rental report—An analysis of recent trends in the Irish rental market 2011, Quarter 4'.

The impairment charge on the investment property element of the Property and construction portfolio was €593 million for the year ended 31 December 2011 compared to €448 million for the year ended 31 December 2010.

The increase in the level of impaired loans and associated impairment charges is due to lower rental income arising from reduced market rents and higher vacancy rates for more prolonged periods, together with a requirement for increased incentives to attract new tenants. In addition, weaker consumer spending and sentiment is adversely affecting trading performance, yields and asset values across the retail and investment property sector. Falling asset values in the Republic of Ireland and Northern Ireland in particular, have also adversely impacted the level of the impairment charge in the year ended 31 December 2011.

The impairment charge on the land and development element of the Property and construction portfolio was €300 million for the year ended 31 December 2011 compared to €271 million for the year ended 31 December 2010 reflecting lower house prices, over supply of residential housing stock, and illiquid property markets in the Republic of Ireland and in Northern Ireland.

The impairment charge of €80 million on Consumer loans for the year ended 31 December 2011 is €47 million lower compared to the impairment charge of €127 million for the year ended 31 December 2010.

Consumer loans have reduced significantly reflecting accelerated repayments and subdued demand for new loans and other credit facilities. Default arrears and impairment charges were better than expectations, in both the Republic of Ireland and the UK.

Year ended 31 December 2010 compared to the nine month period ended 31 December 2009

Impairment charges on loans and advances to customers of €1,859 million for the year ended 31 December 2010 were €474 million or 20% lower compared to impairment charges of €2,333 million for the nine month period ended 31 December 2009.

Impairment charges on Residential mortgages increased by €173 million from €231 million for the nine month period ended 31 December 2009 to €404 million for the year ended 31 December 2010. The ongoing economic slowdown in Ireland including lower levels of employment, reduced disposable income and falling house prices continued to adversely impact the level of mortgage arrears which increased significantly in 2010. In addition the buy to let element of the Irish residential mortgage book was impacted by a lower demand for rental properties caused in part by net migration out of Ireland which, together with the existing levels of oversupply in the housing market put downward pressure on rental income. This led to an increase in impaired loans with a corresponding increase in the impairment charge. In the UK, the level of Residential mortgage arrears was up marginally year on year and the related impairment charge was below expectations.

The impairment charge on the Non-property SME and corporate loan portfolio was €609 million for the year ended 31 December 2010 compared to €655 million for the nine month period ended 31 December 2009. Despite the longer reporting period the impairment charge on this portfolio reduced. Losses in Corporate Banking in the year ended 31 December 2010 were significantly lower than in the nine month period ended 31 December 2009. In particular, the leveraged acquisition finance portfolio which is very well spread geographically and sectorally benefitted from the global economic recovery and achieved some provision write-backs. However the stressed economic conditions in Ireland, continued poor consumer sentiment and a heightened level of business insolvencies negatively impacted trading conditions and caused general pressure on the Non-property SME sector. Those SME sectors correlated with consumer spending were particularly impacted.

The impairment charge of €719 million on the Property and construction portfolio for the year ended 31 December 2010 reduced by €562 million compared to the impairment charge of €1,281 million for the nine month period ended 31 December 2009. The Property and construction portfolio amounted to €24.4 billion at 31 December 2010 comprising of €19.8 billion of investment property loans and €4.6 billion of land and development loans.

The impairment charge on the investment property element of the Property and construction portfolio was €448 million for the year ended 31 December 2010 compared to €305 million for the nine month period ended 31 December 2009. Impairment charges on the investment property loan book increased due to the impact of underlying economic conditions, reduced asset values and low levels of transactions and illiquidity in property markets which continued, particularly in Ireland, to reduce rental flows and delay recovery prospects.

The impairment charge on the land and development element of the Property and construction portfolio was €271 million for the year ended 31 December 2010 compared to €976 million for the nine month period ended 31 December 2009. The impairment charge in the nine month period ended 31 December 2009 reflected the sharp deterioration in the property market which was significantly impacted by falling property prices, a negative outlook for asset values, oversupply of residential housing stock in Ireland and generally weak economic conditions, particularly in Ireland. In addition, the uncertainties which existed in the latter half of 2009 as the NAMA process evolved led to a low level of transactions in the Irish commercial property sector due to investor uncertainty.

The impairment charge of €127 million on the Consumer loan book for the year ended 31 December 2010 was €39 million lower compared to the impairment charge of €166 million for the nine month period ended 31 December 2009 despite the longer reporting period as the default rates were better than expected. In addition the loan book reduced faster than expected reflecting debt repayment and a dearth of demand for new loans and other credit facilities.

Impairment charge on assets sold to NAMA

Impairment charges on assets sold to NAMA	Year ended 31 December 2011 €m	Year ended 31 December 2010(1) €m	9 months ended 31 December 2009(1) €m
Residential mortgages	1	13	6
Non-property SME and corporate	—	14	4
Property and construction	43	230	1,712

Impairment charges on assets sold to NAMA	44	257	1,722

(1)
The analysis of the impairment charge for the year ended 31 December 2010 and the nine month period ended 31 December 2009 between loans and advances to customers and assets held for sale to NAMA has been re-presented on the basis of the loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010 to enhance comparability with no change to the total impairment charge.

Year ended 31 December 2011 compared to the year ended 31 December 2010

Impairment charges on assets sold to NAMA of €44 million for the year ended 31 December 2011 reduced by €213 million compared to the impairment charge of €257 million for the year ended 31 December 2010 as assets transfers to NAMA were largely completed in the prior year.

Year ended 31 December 2010 compared to the nine month period ended 31 December 2009

The impairment charge on assets sold to NAMA of €257 million for the year ended 31 December 2010 which has reduced by €1,465 million compared to the impairment charges of €1,722 million for the nine month period ended 31 December 2009. The impairment charge in the nine month period ended 31 December 2009 reflected the sharp deterioration in the property market which was significantly impacted by falling property prices, a negative outlook for asset values, an oversupply of residential housing stock in Ireland and generally weak economic conditions, particularly in Ireland. In addition, the uncertainties which existed in the latter half of 2009 as the NAMA process evolved led to a low level of transactions in the Irish commercial property sector due to a lack of demand from investors.

The impairment charges on assets sold or held for sale to NAMA of €257 million in the year ended 31 December 2010 reflects the impact of underlying economic conditions, reduced asset values and low levels of transactions and illiquidity in property markets which have continued to reduce rental flows and delay recovery prospects.

Impairment charge on available for sale financial assets (AFS)

Impairment charges on available for sale (AFS) financial assets	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009
Allied Irish Banks plc subordinated bonds	—	98	—
NAMA subordinated bonds	—	70	—
Irish Life and Permanent plc subordinated bonds	16	—	—
Other	5	—	2

Impairment charges on available for sale (AFS) financial assets	21	168	2

An impairment charge on available for sale (AFS) financial assets of €21 million was incurred in the year ended 31 December 2011 due primarily to a charge of €16 million on subordinated debt issued by Irish Life and Permanent plc. In the year ended 31 December 2010, the Group incurred an impairment charge of €168 million. This included a charge of €98 million on a holding of subordinated debt issued by Allied Irish Banks plc. In addition, the Group incurred an impairment charge of €70 million on NAMA subordinated bonds following the decision by NAMA not to pay the discretionary coupon due on 1 March 2011. An impairment charge on Available for sale financial (AFS) assets of €2 million (€1 million each in Corporate Banking and Global Markets) was incurred in the nine month period ended 31 December 2009.

Gain/(loss) on sale of assets to NAMA

The gain/(loss) on sale of assets to NAMA reflects those assets that were sold to NAMA in the year ended 31 December 2011 and the year ended 31 December 2010 as set out below. There were no transfers to NAMA during the nine month period ended 31 December 2009.

Gain/(loss) on sale of assets to NAMA	Year ended 31 December 2011 €m		Year ended 31 December 2010 €m
Fair value of consideration(1)		246		5,046
Assets transferred
—Loans sold to NAMA (nominal value)	(498)		(9,340)
—Derivatives sold to NAMA (fair value)	—		(61)
—Impairment provisions at date of sale	198	(300)	2,237	(7,164)

Other items		(3)		(123)

		(57)		(2,241)

Adjustment to consideration in respect of assets transferred during 2010(2)		90		—

Gain/(loss) on sale of assets to NAMA		33		(2,241)

(1)
The consideration consists of the fair value of NAMA senior bonds (representing 95% of the nominal consideration) and the fair value of NAMA subordinated bonds (representing 5% of the nominal consideration) (see note 26 and note 27 to the Consolidated Financial Statements).

(2)
As at 31 December 2010, the final NAMA due diligence process was still ongoing for €3.6 billion of assets transferred to NAMA. Given the uncertainty over the final consideration for these transferred assets, the Group was required to estimate the amount receivable from NAMA. The ultimate amount received from NAMA was greater than originally anticipated by €90 million.

During the year ended 31 December 2011, the Group sold €498 million of assets to NAMA (year ended 31 December 2010: €9,401 million) before impairment provisions at the date of sale of €198 million (year ended 31 December 2010: €2,237 million). The fair value of the consideration received for these assets amounted to €246 million (year ended 31 December 2010: €5,046 million). After taking account of other items and the adjustment to consideration in respect of assets transferred during 2010, the Group's gain on sale of assets to NAMA was €33 million (year ended 31 December 2010: a loss of €2,241 million).

Loss on deleveraging of financial assets

The Group announced the deleveraging of financial assets with a carrying value of €8.6 billion during 2011 of which €7.6 billion had been completed and derecognised by 31 December 2011. €0.9 billion of the remaining €1 billion in assets announced has been completed and derecognised since 31 December 2011 with the remaining €0.1 billion expected to settle in the coming months. The assets of €1 billion which the Group has contracted to sell but where the sale had not completed by 31 December 2011 are reported as other assets classified as held for sale as at 31 December 2011 and further information is shown in note 17 on page F-71.

An analysis of the deleveraging completed during 2011 is set out below:

Year ended 31 December 2011	Consideration received (net of costs) €bn	Carrying value of assets derecognised €bn	Total loss on deleveraging €bn
Retail UK division
UK Investment Property loan portfolio	1.2	1.5	(0.3)
UK Mortgage loan portfolio	1.3	1.4	(0.1)
Corporate and Treasury division
Project Finance loan portfolios	0.8	0.9	(0.1)
US Investment Property loan portfolio	0.8	0.8	—
Other international loans	2.9	3.0	(0.1)

Total	7.0	7.6	(0.6)

Taxation

Year ended 31 December 2011 compared to the year ended 31 December 2010

The taxation credit for the Group was €230 million for the year ended 31 December 2011 compared to a taxation credit of €341 million for the year ended 31 December 2010 due to losses incurred in both years (see note 20 on page F-75). The effective tax rate for the year ended 31 December 2011 was a credit of 121% compared to a credit of 36% for the year ended 31 December 2010.

Year ended 31 December 2010 compared to the nine month period ended 31 December 2009

The taxation credit for the Group was €341 million for the year ended 31 December 2010 compared to a taxation credit of €344 million for the nine month period ended 31 December 2009 due to losses incurred in both periods (see note 20 on page F-75). The effective tax rate for the year ended 31 December 2010 was a credit of 36% compared to a credit of 19% for the nine months ended 31 December 2009.

Consolidated Balance Sheet

	31 December 2011 €bn	31 December 2010 €bn
Loans and advances to customers (after impairment provisions)	102	114
Assets held for sale to NAMA (after impairment provisions)	—	1
Liquid assets	31	30
Other assets	22	22

Total assets	155	167

Customer deposits	71	65
Wholesale funding	51	70
Subordinated liabilities	1	3
Other liabilities	22	22

Total liabilities	145	160

Stockholders' equity	10	7

Total liabilities and stockholders' equity	155	167

Loans and advances to customers

The Group's loans and advances to customers (after impairment provisions) at 31 December 2011 of €102 billion reflects a decrease of 11% when compared to the Group's loans and advances to customers of €114 billion at 31 December 2010. On a constant currency basis the Group's loans and advances to customers (after impairment provisions) at 31 December 2011 fell by 11% (€13 billion) when compared to the Group's loans and advances to customers of €114 billion at 31 December 2010. The key drivers of the decrease include significant progress on the deleveraging plan which includes the partial divestment of the following portfolios:

•
UK Investment Property loan portfolio;

•
UK Mortgage loan portfolio;

•
Project Finance loan portfolios;

•
US Investment Property loan portfolio; and

•
Other international loans.

For further information on the loss on deleveraging of financial assets see note 17 on page F-71.

Other drivers include net loan repayments and generally subdued demand for new loans, notwithstanding the Group's efforts to generate new business from the Group's core franchises as well as the increase in impairment provisions partly offset by foreign exchange movements.

The composition of the Group's loans and advances to customers by division at 31 December 2011 was broadly consistent with the composition at 31 December 2010 as set out in the table below.

	31 December 2011		31 December 2010
Composition by division Loans and advances to customers	€bn	%	€bn	%
Retail Ireland	49	45%	50	42%
Retail UK	44	41%	49	41%
Retail UK (Stg£bn equivalent)	37	—	42	—
Corporate and Treasury	15	14%	20	17%

Loans and advances to customers (before impairment provisions)	108	100%	119	100%
Impairment provisions	(6)	—	(5)	—

Loans and advances to customers (after impairment provisions)	102	—	114	—

	31 December 2011		31 December 2010
Composition by portfolio Loans and advances to customers	€bn	%	€bn	%
Residential mortgages	57	53%	60	51%
—Retail Ireland	28	26%	28	24%
—Retail UK	29	27%	32	27%
—Retail UK (Stg£bn equivalent)	25	—	28	—
Non-property SME and corporate	27	25%	31	26%
—Republic of Ireland SME	11	11%	11	9%
—UK SME	4	3%	4	3%
—Corporate	12	11%	16	14%
Property and construction	21	19%	24	20%
—Investment	17	16%	20	17%
—Land and development	4	3%	4	3%
Consumer	3	3%	4	3%

Loans and advances to customers (before impairment provisions)	108	100%	119	100%
Impairment provisions	(6)		(5)

Loans and advances to customers (after impairment provisions)	102		114	(11%)

This is presented in the balance sheet on page F-6 as:
Loans and advances to customers	100		114
Other assets classified as held for sale	2		—

Loans and advances to customers (after impairment provisions)	102		114	(11%)

The Group's primary markets are Ireland and the UK and exposures originated and managed in these countries represent a material concentration of credit risk. Similarly, the Group exhibits a material concentration in Residential mortgages and in the Property and construction sector.

The Group's Residential mortgage portfolio is widely diversified by individual borrower and amounted to 53% of total loans at 31 December 2011 (31 December 2010: 50%). 48% of Residential mortgages relate to Ireland and 52% relate to the UK at 31 December 2011. The Group has previously announced its withdrawal from the intermediary sourced mortgage market in the UK. At 31 December 2011 this book amounted to £25 billion (before impairment provision).

The Property and construction sector accounted for 19% or €21 billion of total loans at 31 December 2011 (31 December 2010: 20% or €24 billion). This book consists primarily of investment loans.

The stock of impairment provisions on loans and advances to customers of €6.4 billion at 31 December 2011 reflects an increase of €1.4 billion when compared to the stock of impairment provisions of €5.0 billion on loans and advances to customers at 31 December 2010.

The Group's deleveraging initiatives contributed significantly to the reduction in loans and advances to customers as at 31 December 2011.

For further information on the assets held for sale see note 30 to the Consolidated Financial Statements. Further analysis and commentary on changes in the loan portfolios, asset quality and impairment is set out in the Risk Management Report. See pages 175 to 253.

Assets held for sale to NAMA

The Group's assets held for sale to NAMA (after impairment provisions) at 31 December 2011 were €nil. During the year ended 31 December 2011, the reduction in assets of €0.8 billion held for sale to NAMA reflects transfers to NAMA of €0.3 billion and changes in the eligibility of assets of €0.5 billion.

The composition of the Group's assets held for sale to NAMA by portfolio and by division at 31 December 2010 is set out in the tables below:

	31 December 2010
Composition by division Assets held for sale to NAMA	€bn	%
Retail Ireland	—	—
Retail UK	0.7	78%
Retail UK (Stg£bn equivalent)	0.6	—
Corporate and Treasury	0.2	22%
Assets held for sale to NAMA (before impairment provisions)	0.9	100%
Impairment provisions	(0.1)	—

Assets held for sale to NAMA (after impairment provisions)	0.8	—

	31 December 2010
Composition by portfolio Assets held for sale to NAMA	€bn	%
Land and development	0.2	22%
Associated (principally investment property)	0.7	78%
Assets held for sale to NAMA (before impairment provisions)	0.9	100%
Impairment provisions	(0.1)	—

Assets held for sale to NAMA (after impairment provisions)	0.8	—

The movement in assets held for sale to NAMA and the related impairment provisions during the year ended 31 December 2011 is shown below:

Movement in assets sold or held for sale to NAMA	Total assets €bn	Impairment provision €bn	Carrying value €bn
Balance at 31 December 2010	0.9	(0.1)	0.8
Sale of assets to NAMA	(0.5)	0.2	(0.3)
Change in eligibility criteria, net	(0.4)	(0.1)	(0.5)

Balance at 31 December 2011	—	—	—

Liquid Assets

Liquid assets	31 December 2011 €bn	31 December 2010 €bn
Cash at other banks	8	7
Cash and balances at Central Banks	8	3
Government bonds	5	4
—Ireland	4	3
—UK	1	1
NAMA senior bonds	5	5
Covered bonds	4	4
Senior bank bonds	1	7

	31	30

The Group's holding of liquid assets at 31 December 2011 of €31 billion has increased by €1 billion when compared to 31 December 2010. Of the €31 billion Group liquid assets, c.€8 billion relates to Bank of Ireland (UK) plc holdings and c.€1 billion relates to Isle of Man holdings. Liquid assets in excess of regulatory liquidity requirements were held in Bank of Ireland (UK) plc as the Group awaits regulatory approval for the transfers of loans to Bank of Ireland (UK) plc. The Group expects its excess holdings of liquid assets in Bank of Ireland (UK) plc to reduce during 2012 as regulatory approval is received.

In the year ended 31 December 2011, a quantity of the NAMA bonds have been repaid by 25% of the redemptions expected by 2013, 80% of the redemptions expected by 2017 and 100% of the redemptions expected by 2019.

Further details of the AFS portfolio and information on NAMA bonds are set out on pages 202 and 204.

Customer Deposits

Customer deposits comprise demand, notice and term deposits as well as credit balances on current accounts.

Group customer deposits were €71 billion at 31 December 2011 compared to €65 billion at 31 December 2010 as set out in the table below. Following the successful recapitalisation of the Group in July 2011 the Group has experienced a strong growth in deposit balances (growing by €8 billion between July 2011 and December 2011). Key drivers of this increase included a significant Group wide focus on deposit gathering, new product developments and maximisation of cross selling and new business opportunities through our distribution channels in Ireland and the UK.

Customer deposits	31 December 2011 €bn	31 December 2010 €bn
Retail Ireland	36	35
—Deposits	25	24
—Current account credit balances	11	11
Retail UK	27	21
Retail UK (Stg£bn equivalent)	22	18
—UK Post Office	16	11
—Other Retail UK	6	7
Corporate and Treasury	8	9
—Corporate and Treasury deposits	8	8
—BoISS related	—	1
Total customer deposits	71	65

Loan to deposit ratio	144%	175%

The Group's loan to deposit ratio was 144% at 31 December 2011, compared to 175% at 31 December 2010 which is in line with the targets that were set out in the PCAR/PLAR 2011.

During 2011, despite continuing intense competition, the Group's retail customer deposit base in Ireland increased by €1 billion or 2% supported by the launch of a number of successful personal and business deposit products and ongoing management of maturing deposits and new business opportunities. The Group did not purchase any deposit books in 2011 and the Retail book continues to be of a granular nature. Current account credit balances amounted to €11.3 billion at 31 December 2011 as compared with €11.5 billion at 31 December 2010.

The Group's retail deposit gathering activities in its joint venture with the UK Post Office continue to exceed expectations on both retention rates and new deposit growth as balances amounted to £16 billion at 31 December 2011, which represents an increase of £5.0 billion or 44% since 31 December 2010. The Group's deposit gathering strategy in the UK has been successfully underpinned by the incorporation in November 2010 of the Group's UK licensed banking subsidiary—Bank of Ireland (UK) plc. Deposits in the Group's offshore unit declined by €0.6 billion in 2011, however they stabilised in the second half of the year following the recapitalisation of the Group.

Corporate and Treasury deposits amounted to €7.7 billion at 31 December 2011 as compared with €9.4 billion at 31 December 2010. The net decrease of €1.7 billion is a result of the disposal of BoISS whose customers had placed deposits of c.€1 billion with the Group at 31 December 2010, and a reduction in corporate balances in the first half of 2011. Corporate balances experienced growth of c.€1 billion in the second half of the year following the recapitalisation of the Group indicating a stabilisation of the Group's core corporate deposit base.

Customer deposits at 31 December 2011 of €71 billion (31 December 2010: €65 billion) do not include €2.2 billion (31 December 2010: €1.9 billion) of savings and investment-type products sold by Bank of Ireland Life. These products have a fixed term (typically of five years) and consequently are an additional stable source of retail funding for the Group.

At 31 December 2011, €43 billion of the Group's customer deposits are guaranteed under the Irish Deposit Guarantee Scheme (DGS) and the UK Financial Services Compensation Scheme (FSCS) (31 December

2010: €35 billion), while €26 billion are covered by the Eligible Liabilities Guarantee Scheme (31 December 2010: €29 billion).

On a constant currency basis the Group's customer deposits at 31 December 2011 grew by 7% (€4.3 billion) when compared to the Group's customer deposits at 31 December 2010.

Wholesale Funding

	31 December 2011		31 December 2010
Wholesale funding sources	€bn	%	€bn	%
Secured funding	40	78%	53	76%
—Monetary authority (gross)	23	45%	33	47%
—Covered bonds (asset backed securities)	6	12%	7	10%
—Securitisations	4	8%	5	7%
—Private market repo	7	14%	8	11%
Unsecured funding	11	22%	17	24%
—Senior debt	9	18%	13	19%
—Bank deposits	2	4%	3	4%
—Commercial Paper and Certificates of Deposits	—	—	1	1%

Total Wholesale funding	51	100%	70	100%

Wholesale funding > 1 year to maturity	28	55%	22	32%
Wholesale funding < 1 year to maturity	23	45%	48	68%
Drawings from Monetary Authorities (net)	22	—	31	—

Wholesale funding requirements reduced from €70 billion at 31 December 2010 to €51 billion at 31 December 2011 primarily due to:

•
loan book divestments;

•
loan repayments and redemptions;

•
an increase in Group customer deposits; and

•
recapitalisation proceeds.

The Group's senior unsecured debt at 31 December 2011 of €9 billion has reduced by €4 billion from €13 billion at 31 December 2010.

During 2011, the Group has raised secured term funding from private market sources amounting to c.€4.2 billion with an average maturity (at date of issue) of 2.4 years and an average spread equivalent to 250 basis points over three month Euribor.

In early December 2011, the Group announced it would not call notes issued by the Brunel and Kildare securitisation vehicles on the relevant call dates in March 2012 and April 2012, with any future redemption decisions being taken on an economic basis and having regard to prevailing market conditions.

In December 2011, the Group participated in the ECB three year Long Term Refinancing Operation (LTRO) raising c.€7.5 billion funding with a maturity in January 2015 by converting the term of its existing drawings from short term to longer term with no new drawings.

In January 2011, following changes to the ECB eligibility criteria for sterling denominated collateral, the Group issued and retained Government guaranteed own-use bonds which are eligible for ECB monetary policy operations. These bonds have a liquidity value of €8.45 billion. They have consistently rolled over on a quarterly basis and the current maturity date is April 2012.

In March 2012, the Group participated in the second ECB three year LTRO when it converted c.€4.8 billion of mainly shorter term funding to three year funding with a maturity of February 2015.

The drawings under the exceptional liquidity facilities from the Central Bank at 31 December 2010 of €8 billion were repaid during the financial year such that drawings at 31 December 2011 were €nil.

At 31 December 2011, 55% of wholesale funding had a term to maturity of greater than one year compared with 32% at 31 December 2010, reflecting secured term funding raised and the participation in the ECB's three year LTRO offerings. The Group's unsecured maturities are €2.7 billion in 2012 and €2.6 billion in 2013.

The refinancing requirement for the Group from unsecured wholesale maturities remains low in 2012. This reflects the overall reduction in wholesale funding achieved to date and expected futher reductions in wholesale funding in line with PLAR targets.

Subordinated Liabilities

Movement in subordinated liabilities	31 December 2011 €m
Balance at 31 December 2010	2,775
Exchange or repurchase of subordinated liabilities	(2,258)
Other (call option)	(100)

417
Contingent Capital note (table 14)	1,009

Balance at 31 December 2011	1,426

At 31 December 2011, the Group's subordinated liabilities amounted to €1.4 billion compared to €2.8 billion at 31 December 2010.

In February 2011, the Group exchanged €103 million nominal value of certain Canadian dollar Lower tier 2 securities for €56 million of euro and Canadian dollar medium term notes due in 2012. This generated additional Core tier 1 capital of €46 million whilst reducing Total capital by a net €56 million.

In June 2011, as part of the 2011 Capital raise the Group launched a number of Liability Management Exercises between June 2011 and December 2011 which resulted in a reduction of €2.2 billion in subordinated liabilities and generated €2.1 billion of Core tier 1 capital.

In addition, the Group exercised call options in respect of €0.1 billion of subordinated liabilities which generated further Core tier 1 capital for the Bank of €0.1 billion.

Issue of Contingent Capital note	31 December 2011 €m
Nominal value	1,000
Fee paid on issue	(15)

Net cash proceeds received	985
Capital contribution(1)	(116)

Value of Contingent Capital note on issue date	869

(1)
The Central Bank of Ireland has applied a prudential filter to exclude this capital contribution from regulatory capital. The amount of the capital contribution excluded from regulatory capital will reduce to nil over the term of the note.

	Issue date (29 July 2011) €m	Movement €m	31 December 2011 €m
This is presented in the balance sheet on page F-6 as:
Subordinated liability	(960)	(49)	(1,009)
Embedded derivative asset	91	(8)	83

	(869)	(57)	(926)

In July 2011, the Group issued a Contingent Capital note (CCN) with a nominal value of €1 billion and a maturity of five years to the State and received cash of €985 million, (net of a fee of €15 million). For further information see page F-131.

The Capital contribution of €116 million reflects the difference between the net proceeds received and the fair value of the note on date of issue.

The embedded derivative asset reflects the embedded option to convert the note to ordinary capital stock of the Bank in the event of the Bank's Core tier 1 falling below 8.25%. The embedded derivative asset value of €83 million at 31 December 2011 reflects a charge of €8 million attributed to the mark to market movement on the derivative during the period. The charge of €49 million at 31 December 2011 reflects a fair value hedge adjustment and an effective interest rate adjustment on the subordinated liability for the period.

Stockholders' equity

Movements in Stockholders' Equity	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Stockholders' equity at beginning of period	7,351	6,387
Movements:
Profit/(loss) attributable to stockholders	45	(614)
Dividends on preference stock	(222)	—
Capital Raising
Net new equity capital issued	2,557	1,006
Foreign exchange movements	180	157
Cash flow hedge reserve movement	314	275
Pension fund obligations	(117)	391
Available for sale (AFS) reserve movements	103	(220)
Reissue of stock/treasury stock	(1)	(7)
Other movements	(8)	(24)

Stockholders' equity at end of period	10,202	7,351

Stockholders' equity increased from €7,351 million at 31 December 2010 to €10,202 million at 31 December 2011, primarily due to new equity capital issued during 2011.

The profit attributable to stockholders of €45 million for the year ended 31 December 2011 compares to the loss attributable to stockholders of €614 million in the year ended 31 December 2010.

On 21 February 2011, the Group paid a dividend of €214.5 million on the 2009 Preference Stock (€1.8 billion outstanding) held by the NPRFC and dividends due of €3.7 million on its euro and sterling Preference Stock. On 17 August 2011, the Group paid dividends due of €3.4 million on its euro and sterling Preference Stock.

Net new equity capital issued comprised of the following elements:

•
proceeds of Rights Issue €1,908 million;

•
ordinary shares issued as part of debt for equity swap €665 million; and

•
capital contribution on Contingent Capital note €116 million.

partly offset by:

•
cost of LME/Rights Issue €114 million; and

•
redemption of Upper tier 2 note (US$150 million FRN) €18 million.

Foreign exchange movements relate primarily to the impact on the translation of the Group's net investments in foreign operations arising primarily from the 3% strengthening of the sterling against euro in the year ended 31 December 2011.

The cash flow hedge reserve movement reflects the impact of changes in interest rates on the mark to market value of cash flow hedge accounted derivatives. Over time, the reserve will flow through the income statement in line with the underlying hedged instruments.

The movement in retirement benefit obligations is primarily driven by movements in asset values and changes to key assumptions used in the calculation of the schemes' liabilities, including the discount rate, the inflation rate, the rate of increases in salaries and in pension payments.

The AFS reserve movement in the year ended 31 December 2011 is driven by tightening credit spreads, particularly on the portfolio of Irish Government bonds and the transfer of €21 million to the income statement arising from the impairment of bonds including Irish Life and Permanent plc.

Other Assets and Other Liabilities

Other assets and other liabilities	31 December 2011 €bn	31 December 2010 €bn
Other assets	22	22
—Bank of Ireland Life assets	12	13
—Derivative financial instruments	6	6
—Deferred tax asset	1	1
—Other assets	3	2
Other liabilities	22	22
—Bank of Ireland Life liabilities	12	13
—Derivative financial instruments	6	5
—Other liabilities	4	4

Other assets, at 31 December 2011, include derivative financial instruments with a positive fair value of €6.4 billion compared to a positive fair value of €6.4 billion at 31 December 2010.

At 31 December 2011, the deferred tax asset was €1.4 billion, an increase of €0.3 billion compared to €1.1 billion at 31 December 2010.

Other liabilities, at 31 December 2011, include derivative financial instruments with a negative fair value of €6.0 billion compared to a negative fair value of €5.4 billion at 31 December 2010. The increase of €0.6 billion in the fair value of derivative liabilities is due to the impact of the movement in foreign exchange rates (particularly the euro/sterling exchange rate) and interest rates on the negative fair value of the derivatives during the year ended 31 December 2011.

Other liabilities, at 31 December 2011, also includes a pension deficit of €0.4 billion (31 December 2010: €0.4 billion).

At 31 December 2011, Bank of Ireland Life assets and liabilities were €12.0 billion, a decrease of €0.5 billion compared to €12.5 billion at 31 December 2010, primarily due to adverse investment returns on policyholder managed funds in the year.

Capital

The following table outlines the components of the Group's regulatory capital together with key capital ratios at 31 December 2011 and 31 December 2010.

	31 December 2011 €m Basel II	31 December 2010 €m Basel II
Capital Base
Total equity	10,252	7,407
Regulatory adjustments	(146)	270
—Available for sale reserve	725	828
—Retirement benefit obligations	414	424
—Pension supplementary contributions	(117)	(174)
—Cash flow hedge reserve	(79)	235
—Other intangible assets and goodwill	(380)	(435)
—Own credit spread adjustment (net of tax)	(372)	(366)
—Dividend expected on 2009 Preference Stock	(162)	(188)
—Other adjustments	(59)	(54)
—Capital contribution on Contingent Capital	(116)	—
Core tier 1 capital	10,106	7,677

Regulatory deductions	(498)	(580)
—Expected loss deduction	(366)	(454)
—Securitisation deduction	(85)	(80)
—Deduction for unconsolidated investments	(47)	(46)
Core tier 1 capital (PCAR/EBA stress test basis)	9,608	7,097
Tier 1 hybrid debt	92	579

Total tier 1 capital	9,700	7,676

Tier 2
Tier 2 undated debt	94	183
Tier 2 dated debt	1,172	2,018
IBNR provisions	111	174
Revaluation reserves	6	14
Regulatory deductions	(498)	(580)
—Expected loss deduction	(366)	(454)
—Securitisation deduction	(85)	(80)
—Deduction for unconsolidated investments	(47)	(46)
Other adjustments	55	54

Total tier 2 capital	940	1,863

Total tier 1 and tier 2 capital	10,640	9,539
Regulatory deductions
—Life and pension business	(748)	(816)

Total Capital	9,892	8,723

Risk Weighted Assets (RWA)—Basel II	31 December 2011 €bn	31 December 2010 €bn
Credit risk	61.5	71.4
Market risk	1.1	1.9
Operational risk	4.5	5.7

Total RWA	67.1	79.0

	31 December 2011		31 December 2010
Key Capital Ratios	€bn	% of RWA	€bn	% of RWA
Core tier 1	10.1	15.1%	7.7	9.7%
Core tier 1 (PCAR/EBA stress test basis)(1)	9.6	14.3%	—	—
Tier 1	9.7	14.4%	7.7	9.7%
Total capital	9.9	14.7%	8.7	11.0%

(1)
Core tier 1 (PCAR/EBA stress test basis) is calculated in line with methodology used for the 2011 PCAR and EBA stress test. As stated in the Financial Measures Programme 'The Central Bank applied capital requirement rules and a definition of Core tier 1 capital as prescribed by the Capital Requirements Directive, which is the prevailing regulatory standard in the EU. To increase conservatism, the Central Bank has included all supervisory deductions, including 50:50 deductions'.

Risk Weighted Assets (RWA) at 31 December 2011 are €11.9 billion lower than 31 December 2010. This decrease is mainly due to a reduction in the quantum of loans and advances to customers and the impact of a higher level of impaired loans at 31 December 2011 as compared to 31 December 2010 partly offset by the impact of foreign exchange movements and RWA re-weighting based on credit model experience.

The Core tier 1 ratio at 31 December 2011 of 15.1% (14.3% PCAR/EBA stress test basis) compares to 9.7% at 31 December 2010. The net increase of 5.4% is primarily due to the Core tier 1 capital generated of €4.2 billion following the 2011 recapitalisation of the Bank together with the impact of lower RWA's partly offset by underlying losses in the year ended 31 December 2011.

The Tier 1 ratio at 31 December 2011 of 14.4% compares to 9.7% at 31 December 2010. The net increase of 4.7% is primarily due to the Core tier 1 capital generated of €4.2 billion following the 2011 recapitalisation of the Bank together with the impact of lower RWA's partly offset by underlying losses in the year ended 31 December 2011 and the exchange and repurchase of Tier 1 hybrid debt.

The Total capital ratio at 31 December 2011 of 14.7% compares to 11.0% at 31 December 2010. The net increase of 3.7% is primarily due to the Core tier 1 capital generated of €4.2 billion following the 2011 recapitalisation of the Bank together with the issue of a €1 billion Contingent Capital note (CCN) to the State and lower RWA's and lower regulatory deductions partly offset by underlying losses and the exchange and repurchase of Tier 1 and Tier 2 debt.

The Group issued a CCN with a nominal value of €1 billion and a maturity of five years to the State in July 2011. This Tier 2 classified note would convert into Bank of Ireland ordinary stock on a breach of the Core tier 1 or Common Equity tier 1 trigger ratio of 8.25% or on a 'Non-Viability event' as determined by the Central Bank. At 31 December 2011, the Core tier 1 ratio of the Group as calculated under the methodology set out in the CCN was 14.3%. Further details on the recapitalisation of the Bank are set out in note 49 to the Consolidated Financial Statements.

Capital raising initiatives

Liability Management Exercises

As set out in note 9 to the Consolidated Financial Statements, the Group has repurchased and/or exchanged certain subordinated liabilities and mortgage-backed securities at significant discounts to their nominal amounts.

This involved a number of transactions as follows:

•
a Debt for debt exchange relating to two Canadian dollar subordinated notes in February 2011 and the repurchase of a euro subordinated note in March 2011, which generated a gain of €17 million; and

•
various liability management exercises between July 2011 and December 2011 to generate part of the incremental equity capital of €4.2 billion required by the Central Bank as a result of the 2011 PCAR (see note 49), which generated gains of €1,772 million as follows:

Gain on liability management exercises pursuant to 2011 PCAR	Subordinated liabilities €m	Mortgage- backed securities €m	Total €m
Debt for equity offer	1,177	—	1,177
Cash offer	219	307	526
Call option	101	—	101

	1,497	307	1,804

Transaction costs			(32)

Gain on liability management exercises pursuant to 2011 PCAR			1,772

Capital stress test and associated Recapitalisation

2011 Prudential Capital Assessment Review

In the first quarter of 2011, the Central Bank undertook a Prudential Capital Assessment Review (2011 PCAR) which incorporated a Prudential Liquidity Assessment Review (2011 PLAR). Information on the Group's deleveraging plan to meet the 2011 PLAR is set out in note 17 to the Consolidated Financial Statements.

On 31 March 2011 the Central Bank announced the results of the 2011 PCAR, which required the Group to generate incremental equity capital of €4.2 billion including a regulatory buffer of €0.5 billion. In addition €1.0 billion of Contingent Capital was also required through the issue of a debt instrument which under certain circumstances would convert to equity capital.

2011 Recapitalisation of the Bank

Following the announcement of the results of the 2011 PCAR by the Central Bank on 31 March 2011, the Group undertook a range of initiatives to generate the incremental capital required. Ultimately these initiatives, the principal elements of which were approved at the Extraordinary General Court on 11 July 2011 and 9 September 2011, included the following:

(i)
Liability management exercises;

(ii)
A Rights Issue underwritten by the State with a significant investment by institutional investors; and

(iii)
The issuance of a Contingent Capital note to the State.

The completion of the above has enabled the Group to satisfy the requirement of the 2011 PCAR to generate €4.2 billion of additional equity capital and €1 billion of Contingent Capital.

The following table summarises the balance sheet impact of the 2011 Recapitalisation of the Bank.

	Income statement/ retained earnings €m	Ordinary stock €m	Stock premium €m	Other reserves €m	Total €m
Liability management exercises
Gain arising on the liability management exercises (note 9)(1)	1,804	—	—	—	1,804
Issue of ordinary stock	—	288	377	—	665
Repurchase of US$150 million Floating Rate Note(2)	40	—	—	(58)	(18)

Impact of liability management exercises	1,844	288	377	(58)	2,451

Rights issue	—	954	954	—	1,908

	1,844	1,242	1,331	(58)	4,359

Transaction costs
Liability management exercises
—Recognised in the income statement(1)	(32)	—	—	—	(32)
—Transferred from retained earnings to stock premium	16	—	(16)	—	—
Rights issue	—	—	(114)	—	(114)
Taxation	(45)	—	—	—	(45)

2011 recapitalisation of the Bank, net of transaction costs and taxation	1,783	1,242	1,201	(58)	4,168

(1)
Recognised in the income statement during the year ended 31 December 2011.

(2)
The US$150 million Floating Rate Note was previously classified as equity within other reserves. On the repurchase of this note, the difference between the fair value of the consideration and the carrying value of the note is shown as a credit in retained earnings.

Divisional Performance—on an Underlying basis

Income statement—underlying loss before tax	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Retail Ireland	(1,017)	(1,467)	(1,514)
Bank of Ireland Life	26	70	69
Retail UK	(324)	(558)	(805)
Corporate and Treasury	386	(973)	(600)
Group Centre	(561)	(531)	(116)
Consolidation(1)	(31)	—	—

Underlying loss before tax	(1,521)	(3,459)	(2,966)

Non-core items	1,331	2,509	1,153

Loss before tax	(190)	(950)	(1,813)

(1)
This relates to certain intergroup transactions which are eliminated at a Group level. However, at a divisional level they are reported as core income in the Corporate and Treasury division and non-core expense in the Retail UK division as part of the loss on deleveraging of financial assets. The line item above reconciles underlying operating profit before impairment charges on financial assets and loss on sale to NAMA at a divisional level to the Group level.

Underlying is defined in pages 53 and 54. The individual divisional income statements have been presented on an underlying basis in accordance with IFRS 8—Operating Segments. Information on the divisions and their underlying performance is shown in note 2 to the Consolidated Financial Statements—Operating Segments (pages F-47 to F-55).

Retail Ireland

Retail Ireland incorporates the Group's Branch Network, Mortgage Business, Consumer Banking, Business Banking and Private Banking activities in the Republic of Ireland and is built on a broad distribution platform and a comprehensive suite of retail and business products and services.

The year ended 31 December 2011 was particularly difficult for the Group's Retail businesses in Ireland, which continued to be adversely impacted by the ongoing economic downturn. The current economic environment, together with lower disposable incomes, has resulted in subdued demand for lending and other financial services products. Intense competition for deposits and the low interest rate environment resulted in a further reduction in deposit margins. The impairment charge on loans and advances to customers remained elevated due to the economic downturn, high levels of unemployment, increased default arrears in the mortgage portfolio and low levels of transactions in both the residential and commercial property markets.

Retail Ireland: Income statement	Year ended 31 December 2011 €m	Year ended 31 December 2010(1) €m	9 months ended 31 December 2009(1) €m
Net interest income	849	1,010	879
Net other income	297	347	129

Operating income	1,146	1,357	1,008
Operating expenses	(861)	(919)	(694)

Operating profit before impairment charges on financial assets and loss on sale of assets to NAMA	285	438	314

Impairment charges on loans and advances to customers	(1,297)	(1,142)	(1,245)
Assets sold to NAMA:
—Impairment charges on assets sold to NAMA	(9)	(100)	(591)
—Gain/(loss) on sale of assets to NAMA	1	(675)	—
Share of results of associates and joint ventures (after tax)	3	12	8

Underlying loss before tax	(1,017)	(1,467)	(1,514)

Loans and advances to customers (€bn)(2)	45	47	51
Customer deposits (€bn)	36	35	35

(1)
The analysis of the impairment charge for the year ended 31 December 2010 and the nine month period ended 31 December 2009 between loans and advances to customers and assets held for sale to NAMA has been represented on the basis of the loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010 to enhance comparability with no change to the total impairment charge.

(2)
Loans and advances to customers are net of impairment provisions.

Year ended 31 December 2011 compared to the year ended 31 December 2010

Retail Ireland reported an underlying loss before tax of €1,017 million for the year ended 31 December 2011 compared to an underlying loss before tax of €1,467 million for the year ended 31 December 2010 (which included charges of €775 million arising on assets that transferred to NAMA).

Net interest income of €849 million for the year ended 31 December 2011 was €161 million or 16% lower than net interest income of €1,010 million for the year ended 31 December 2010. This decrease is primarily a result of the higher cost of wholesale funding and the higher cost of deposits arising from intense competition, a reduction in average loan volumes following the transfer of loans to NAMA during 2010, scheduled loan repayments and subdued demand for new lending partly offset by improved lending margins.

Net other income of €297 million for the year ended 31 December 2011 was €50 million or 14% lower than net other income of €347 million for the year ended 31 December 2010. This decrease is primarily due to a decrease of €12 million in the value of international investment properties in the year ended 31 December 2011 compared to a gain of €26 million arising in the year ended 31 December 2010, a provision of €13 million relating to a court hearing in connection with a European property investment together with the impact arising from the sale of FCE Corporation in August 2011 partly offset by an increase in retail banking fees and commissions.

Operating expenses of €861 million for the year ended 31 December 2011 have decreased by €58 million or 6% compared to €919 million for the year ended 31 December 2010. This decrease is primarily driven by lower pension costs, lower staff numbers, continued tight management of other costs and the impact of the sale of FCE Corporation partly offset by investments in technology to support our customer propositions.

The share of results of associates and joint ventures (after tax), gave rise to a gain of €3 million for the year ended 31 December 2011 compared to a gain of €12 million for the year ended 31 December 2010, primarily reflecting the Group's share of the increase in the market value of an international investment property in 2010. The value of this investment property was broadly unchanged during 2011.

Impairment charges on loans and advances to customers of €1,297 million for the year ended 31 December 2011 is €155 million higher compared to the impairment charge of €1,142 million for the year ended 31 December 2010. The impairment charge on loans and advances to customers remained elevated due to the economic downturn, high levels of unemployment, increased default arrears in the mortgage portfolio and low levels of transactions in both the residential and commercial property markets.

Impairment charges on loans and advances to customers	Year ended 31 December 2011 €m	Year ended 31 December 2010(1) €m	Change %
Residential mortgages	444	341	30%
—Owner occupied mortgages	182	176	3%
—Buy to let mortgages	262	165	59%
Non-property SME and corporate	281	291	(3%)
Property and construction	520	420	24%
—Investment	354	260	36%
—Land and development	166	160	4%
Consumer	52	90	(42%)

Impairment charges on loans and advances to customers	1,297	1,142	14%

(1)
The analysis of the impairment charge for the year ended 31 December 2010 between loans and advances to customers and assets held for sale to NAMA has been re-presented on the basis of the loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010 to enhance comparability with no change to the total impairment charge.

The impairment charge in the year ended 31 December 2010 included an amount of approximately €100 million, to reflect a change in the Group's assumption of the expected peak to trough decline in residential property prices from 45% to 55% in the impairment provisioning models for Retail Ireland mortgages; the Group estimated that €60 million related to the owner occupied segment and €40 million related to the Buy to let segment.

The impairment charge on Retail Ireland mortgages of €444 million for the year ended 31 December 2011 reflects increasing default arrears (90 days or more past due), in the owner occupied and particularly in the Buy to let segments. This increase is primarily attributed to the general economic downturn in Ireland and affordability issues including falling disposable incomes and high unemployment levels.

In addition, the rise in arrears since August 2011 appears to have been impacted by the implementation of the new code of conduct on mortgage arrears and the considerable public speculation about potential Government policy measures regarding customers in arrears.

While there has been some stabilisation in rents in 2011, overall rent levels are significantly down on peak (estimated to be down approximately 26% from peak(1)) and Buy to let borrowers are increasingly impacted by rising repayments as interest only periods come to an end, which particularly impacted default arrears in the second half of the year.

The impairment charge on Non-property SME and corporate of €281 million for the year ended 31 December 2011 is €10 million lower compared to the impairment charge of €291 million for the year ended 31 December 2010.

Challenging economic conditions in Ireland, a continuation of poor consumer sentiment and the increase in the level of business insolvencies have negatively impacted trading conditions and caused general pressure on the Irish SME sector. Those sectors correlated with consumer spending or the property markets are particularly impacted. As a result the level of impairment charge, while it reduced in the year ended 31 December 2011 as compared to the year ended 31 December 2010, continues to be at an elevated level.

The impairment charge on Property and construction of €520 million for the year ended 31 December 2011 is €100 million higher compared to the impairment charge of €420 million for the year ended 31 December 2010.

The impairment charge on the investment property element of the Property and construction portfolio has increased from €260 million at 31 December 2010 to €354 million at 31 December 2011. In particular, weaker consumer spending and sentiment is adversely affecting trading performance, yields and asset values across the retail and investment property sector. More generally, the increase in the level of impaired loans and associated impairment charges is due to lower rental income arising from reduced market rents and higher vacancy rates for more prolonged periods, together with a requirement for increased incentives to attract new tenants. Falling asset values in the Republic of Ireland have also adversely impacted the level of impairment charge in the year ended 31 December 2011.

The impairment charge for Land and Development and the proportion of the book that is impaired have increased in the year ended 31 December 2011 as compared with the year ended 31 December 2010, reflecting lower house prices, over supply of residential housing stock, and illiquid property markets in the Republic of Ireland.

The impairment charge of €52 million on Consumer loans for the year ended 31 December 2011 is €38 million lower compared to the impairment charge of €90 million for the year ended 31 December 2010. Consumer loans have reduced significantly reflecting accelerated repayments and subdued demand for new loans and other credit facilities. Default arrears and impairment charges were better than expectations.

The impairment charges on assets sold to NAMA of €9 million for the year ended 31 December 2011 compares to the impairment charge of €100 million for the year ended 31 December 2010.

(1)
Per 'The Daft.ie rental report—An analysis of recent trends in the Irish rental market 2011, Quarter 4'.

In the year ended 31 December 2011 there was a gain on sale of assets to NAMA of €1 million.

Assets sold to NAMA	Year ended 31 December 2011 €m		Year ended 31 December 2010(1) €m
Impairment charges on assets sold to NAMA	(9)		(100)
Gain/(loss) on sale of assets to NAMA	1	(2)	(675)

(1)
The analysis of the impairment charge for the year ended 31 December 2010 between loans and advances to customers and assets held for sale to NAMA has been re-presented on the basis of the loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010 to enhance comparability with no change to the total impairment charge.

(2)
This number includes an adjustment to consideration in respect of assets transferred during 2010.

Loans and advances to customers (after impairment provisions) of €45 billion at 31 December 2011 were €2 billion lower than the loans and advances to customers (after impairment provisions) of €47 billion at 31 December 2010. This decrease is primarily a result of increased impairment provisions, loan repayments and subdued demand for new lending, particularly from Property and construction and unsecured consumer customers. Loan balances with Residential mortgages and SME customers were broadly unchanged as at 31 December 2011 as compared with 31 December 2010.

Customer deposits of €36 billion at 31 December 2011 were €1 billion higher than customer deposits of €35 billion at 31 December 2010. Despite continuing intense competition in the Irish deposit market during 2011, deposit volumes increased supported by the launch of a number of successful personal and business deposit products and ongoing management of maturing deposits and new business opportunities.

Year ended 31 December 2010 compared to the nine month period ended 31 December 2009

Retail Ireland incurred an underlying loss before tax of €1,467 million for the year ended 31 December 2010 compared to an underlying loss before tax of €1,514 million for the nine month period ended 31 December 2009.

Net interest income of €1,010 million for the year ended 31 December 2010 was €131 million higher than the Net interest income of €879 million for the nine month period ended 31 December 2009. The increase was due to the longer reporting period, improved asset pricing partly offset by the higher cost of deposits arising from intense competition, the low interest rate environment and the higher cost of wholesale funding.

Net other income of €347 million for the year ended 31 December 2010 was €218 million higher than Net other income of €129 million for the nine month period ended 31 December 2009. This increase arose primarily as a result of the longer reporting period, changes in the market values of some international investment properties together with a provision of €74 million required in the nine month period ended 31 December 2009. In the nine month period ended 31 December 2009, the investment properties fell in value by €52 million while there was a partial recovery of €31 million in the value of certain of these investment properties in the year ended 31 December 2010.

Operating expenses of €919 million for the year ended 31 December 2010 increased by €225 million compared to €694 million for the nine month period ended 31 December 2009. This increase was due to the longer reporting period and is partly offset by reduced staff costs and continued tight management of all other costs.

Share of results of associates and joint ventures (after tax) of €12 million for the year ended 31 December 2010 compares to €8 million for the nine month period ended 31 December 2009 with the increase primarily attributable to the longer reporting period.

Impairment charges on loans and advances to customers of €1,142 million for the year ended 31 December 2010 was €103 million lower compared to the impairment charges of €1,245 million for the nine month period ended 31 December 2009. Impairment charges remained elevated due to the economic downturn, high levels of unemployment and low levels of transactions in both the residential and commercial property markets.

Impairment charges on loans and advances to customers	Year ended 31 December 2010(1) €m	9 months ended 31 December 2009(1) €m	Change %
Residential mortgages	341	159	114%
—Owner occupied mortgages	176	101	74%
—Buy to let mortgages	165	58	184%
Non-property SME and corporate	291	339	(15%)
Property and construction	420	606	(31%)
—Investment	260	151	72%
—Land and development	160	455	(65%)
Consumer	90	141	(36%)

Impairment charges on loans and advances to customers	1,142	1,245	(8%)

(1)
The analysis of the impairment charge for the year ended 31 December 2010 and the nine month period ended 31 December 2009 between loans and advances to customers and assets held for sale to NAMA has been represented on the basis of the loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010 to enhance comparability with no change to the total impairment charge.

The impairment charge on Residential mortgages of €341 million for the year ended 31 December 2010 was €182 million higher compared to the impairment charge of €159 million for the nine month period ended 31 December 2009. The ongoing economic slowdown in Ireland including lower levels of employment reduced disposable income and falling house prices continued to adversely impact the level of mortgage arrears which increased significantly in 2010. In addition the buy to let element of the Irish residential mortgage book was impacted by lower demand for rental properties caused in part by net migration out of Ireland which, together with the existing levels of oversupply in the housing market put downward pressure on rental income. This led to an increase in impaired loans with a corresponding increase in impairment charges.

The impairment charge on Non-property SME and corporate loans was €291 million for the year ended 31 December 2010 compared to €339 million for the nine month period ended 31 December 2009. While the impairment charge on this portfolio reduced, the stressed economic conditions particularly in Ireland, continued poor consumer sentiment and the heightened level of business insolvencies negatively impacted trading conditions and caused general pressure on the SME sector.

The impairment charge on the Property and construction portfolio of €420 million for the year ended 31 December 2010 was €186 million lower compared to the impairment charge of €606 million for the nine month period ended 31 December 2009. The impairment charge in the nine month period ended 31 December 2009 reflected the sharp deterioration in the property market which was significantly impacted by falling property prices, a negative outlook for asset values, oversupply of residential housing stock in Ireland and generally weak economic conditions, particularly in Ireland. In addition, the uncertainties which existed in the latter half of 2009 as the NAMA process evolved led to a low level of transactions in the Irish commercial property sector due to investor uncertainty.

The impairment charge on the Consumer loan book of €90 million for the year ended 31 December 2010 was €51 million lower compared to the impairment charge of €141 million for the nine month period ended

31 December 2009 despite the longer reporting period as the default rates were better than expected. In addition the loan book reduced faster than expected reflecting debt repayment and a dearth of demand for new loans and other credit facilities.

The impairment charges on assets sold to NAMA of €100 million for the year ended 31 December 2010 was €491 million lower compared to the impairment charges of €591 million for the nine month period ended 31 December 2009. The impairment charges in the nine month period ended 31 December 2009 reflected the sharp deterioration in the property market which was significantly impacted by falling property prices, a negative outlook for asset values, an oversupply of residential housing stock in Ireland and the generally weak economic conditions. In addition, the uncertainties which existed in the latter half of 2009 as the NAMA process evolved led to a low level of transactions in the Irish commercial property sector due to a lack of demand from investors. In the year ended 31 December 2010, lower house prices, an oversupply of residential housing stock and illiquid property markets adversely impacted asset quality and led to an impairment charge of €100 million.

In the year ended 31 December 2010, Retail Ireland sold loans and associated derivatives to NAMA of €2.6 billion (before impairment provisions), resulting in a loss on sale of assets to NAMA of €675 million.

Assets sold to NAMA	Year ended 31 December 2010(1) €m	9 months ended 31 December 2009(1) €m
Impairment charges on assets sold to NAMA	(100)	(591)
Gain/(loss) on sale of assets to NAMA	(675)	—

(1)
The analysis of the impairment charge for the year ended 31 December 2010 and the nine month period ended 31 December 2009 between loans and advances to customers and assets held for sale to NAMA has been represented on the basis of the loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010 to enhance comparability with no change to the total impairment charge.

Bank of Ireland Life

Bank of Ireland Life comprises the life assurer, New Ireland Assurance Company plc (which distributes protection, investment and pension products to the Irish market, through independent brokers and its direct sales force) and the business unit which distributes New Ireland's products through the Group's branch network.

Under the terms of the Group's EU restructuring plan, as set out in note 60 to the Consolidated Financial Statements, the Group has committed to dispose of its shareholding in New Ireland Assurance Company plc, but retains the ability to distribute protection, investment and pension products.

Bank of Ireland Life: Income statement (IFRS performance)	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Operating income	174	178	125
Operating expenses	(101)	(103)	(82)

Operating profit	73	75	43

Investment variance	(28)	9	23
Economic assumption changes	(19)	(14)	3

Underlying profit before tax	26	70	69

Year ended 31 December 2011 compared to the year ended 31 December 2010

Operating profit of €73 million for the year ended 31 December 2011 was €2 million or 3% lower than operating profit of €75 million for the year ended 31 December 2010, primarily due to lower operating income, partly offset by lower operating expenses.

Operating income of €174 million for the year ended 31 December 2011 is €4 million or 2% lower than operating income of €178 million for the year ended 31 December 2010. primarily due to a poorer persistency experience in the current year and a change in the persistency assumptions to reflect this experience at 31 December 2011 partly offset by improved margins on new business.

Annual premium equivalent (APE) sales for the year ended 31 December 2011 were lower by 1% relative to the year ended 31 December 2010 (compared to the market, which decreased by 8% over the same period). Lower volumes in regular premium pensions were partly offset by higher single premium pension volumes and growth in protection business. Persistency levels continue below long term trends, reflecting affordability issues amongst customers and continued investment market volatility.

Operating expenses of €101 million for the year ended 31 December 2011 are €2 million or 2% lower than operating expenses of €103 million for the year ended 31 December 2010, reflecting tight management of costs and the benefit of a lower pension charge.

The underlying profit before tax for the year ended 31 December 2011 has been impacted by a negative investment variance and the impact of lower interest rates on economic assumptions. The performance of investment markets in 2011 was lower than the unit growth assumption, which has given rise to a negative investment variance of €28 million. This compares to a relative outperformance of investment markets in the year ended 31 December 2010, which gave rise to a positive investment variance of €9 million.

The impact of economic assumption changes and interest rate movements (including changes in the value of sovereign bonds), gave rise to a net charge of €19 million for the year ended 31 December 2011, compared to a net charge of €14 million for the year ended 31 December 2010. The value of Irish Government bonds reduced during the year ended 31 December 2010, but increased during the year ended 31 December 2011. Risk free rates (as referenced to euro swap rates) reduced over the same period. As a result the discount rate applied to future cash flows was reduced from 7.75% at 31 December 2010 to 7.0% at 31 December 2011 and the unit growth assumption was reduced from 5.75% at 31 December 2010 to 4.75% at 31 December 2011.

Bank of Ireland Life maintained a strong financial position throughout the year ended 31 December 2011 and its regulatory capital was two times the required minimum solvency margin at the year end.

Year ended 31 December 2010 compared to the nine month period ended 31 December 2009

Underlying profit before tax of €70 million for the year ended 31 December 2010 increased by €1 million compared to underlying profit before tax of €69 million for the nine month period ended 31 December 2009. The underlying profit for the nine month period ended 31 December 2009 included an investment variance gain of €23 million due to a strong performance in investment markets which was not repeated to the same extent in the year ended 31 December 2010.

Annual Premium Equivalent (APE) sales for the year ended 31 December 2010 were 2% ahead of the nine month period ended 31 December 2009 with modest growth in single premium business. This represents a strong sales performance relative to the market which decreased by 6% in the year ended 31 December 2010 due primarily to reduced consumer confidence and pressure on affordability. While policy persistency levels remained below long term trends, reflecting affordability issues amongst customers, due to actions taken during 2009 and 2010, persistency levels during the year ended 31 December 2010 steadily improved across most product lines and distribution channels.

Bank of Ireland Life continued its focus on cost management with operating expenses of €103 million for the year ended 31 December 2010. This represents an increase of €21 million as compared with the nine month period ended 31 December 2009, primarily due to the longer reporting period offset by some cost reductions.

The performance of investment markets, in 2010, in excess of the unit growth assumption gave rise to a positive investment variance of €9 million. This compares to a positive investment variance of €23 million in the nine month period ended 31 December 2009 due to the strong performance of investment markets in that period.

The impact of economic assumption changes including changes to the discount and other rate assumptions gave rise to a charge of €14 million for the year ended 31 December 2010, compared to a gain of €3 million for the nine month period ended 31 December 2009. The discount rate applied to future cashflows was decreased from 8.25% at 31 December 2009 to 7.75% at 31 December 2010. The unit growth assumption was decreased from 6.5% at 31 December 2009 to 5.75% at 31 December 2010.

Retail UK (Sterling)

The Retail UK Division incorporates the joint ventures with the UK Post Office, the UK Residential mortgage business, the Group's branch network in Northern Ireland and the Group's Business Banking business in Great Britain and Northern Ireland. On 1 November 2010, the Group transferred a substantial part of its UK banking business to a UK, wholly owned licensed banking subsidiary, Bank of Ireland (UK) plc (this has had no impact on segmental reporting).

Retail UK: Income statement	Year ended 31 December 2011 £m	Year ended 31 December 2010(1) £m	9 months ended 31 December 2009(1) £m
Net interest income	319	507	411
Net other income	103	54	61

Operating income	422	561	472
Operating expenses	(328)	(319)	(267)

Operating profit before impairment charges on financial assets and loss on sale of assets to NAMA	94	242	205

Impairment charges on loans and advances to customers	(375)	(383)	(628)
Assets sold to NAMA:
—Impairment charge on assets sold to NAMA	(23)	(25)	(320)
—Loss on sale of assets to NAMA	(6)	(346)	—
Share of results of associates and joint ventures (after tax)	31	32	23

Underlying loss before tax	(279)	(480)	(720)

Underlying loss before tax (€m equivalent)	(324)	(558)	(805)

Loans and advances to customers (£bn)(2)	36	42	46
Customer deposits (£bn)	22	18	19

(1)
The analysis of the impairment charge for the year ended 31 December 2010 and the nine month period ended 31 December 2009 between loans and advances to customers and assets held for sale to NAMA has been represented on the basis of the loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010 to enhance comparability with no change to the total impairment charge.

(2)
Loans and advances to customers are net of impairment provisions.

Year ended 31 December 2011 compared to the year ended 31 December 2010

Retail UK reported an underlying loss before tax of £279 million for the year ended 31 December 2011 compared to an underlying loss before tax of £480 million for the year ended 31 December 2010, (which included charges of £371 million arising on assets that transferred to NAMA).

Net interest income of £319 million for the year ended 31 December 2011 is £188 million or 37% lower than the year ended 31 December 2010, primarily due to the higher cost of deposits and wholesale funding, lower average loan volumes (due to the transfer of assets to NAMA during 2010, loan repayments together with loan book disposals) and the impact of the increased liquid asset holdings in Bank of Ireland (UK) plc, which was partly offset by improved lending margins, particularly on Residential mortgages.

Net other income of £103 million for the year ended 31 December 2011 increased by £49 million compared to net other income of £54 million for the year ended 31 December 2010. While underlying banking fees and commissions for the year ended 31 December 2011 were broadly consistent with the year ended 31 December 2010, a number of one-off charges amounting to £20 million (including NAMA related charges) were incurred in the year ended 31 December 2010 of which £12 million reversed in 2011.

Operating expenses for the year ended 31 December 2011 of £328 million are £9 million or 3% higher than operating expenses of £319 million for the year ended 31 December 2010, primarily due to the costs of processing the higher deposit volumes, higher professional regulatory fees (including the introduction of a bank levy in the UK), partly offset by lower pension costs and continued tight management of other costs.

The share of the results of associates and joint ventures (after tax), which primarily relates to First Rate Exchange Services (FRES) was £31 million for the year ended 31 December 2011 which is broadly unchanged compared to £32 million during the year ended 31 December 2010.

Impairment charges on loans and advances to customers of £375 million for the year ended 31 December 2011 are £8 million lower than the impairment charges of £383 million for the year ended 31 December 2010, with the charge reducing in each of our Residential mortgage, Non-property SME and corporate and Consumer portfolios partly offset by an increase in our Property and construction portfolio charge.

Impairment charges on loans and advances to customers	Year ended 31 December 2011 £m	Year ended 31 December 2010(1) £m	Change %
Residential mortgages	22	54	(59%)
—Standard mortgages	13	8	63%
—Buy to let mortgages	8	39	(79%)
—Self certified mortgages	1	7	(86%)
Non-property SME and corporate	64	109	(41%)
Property and construction	265	189	40%
—Investment	160	104	54%
—Land and development	105	85	24%
Consumer	24	31	(23%)

Impairment charges on loans and advances to customers	375	383	(2%)

(1)
The analysis of the impairment charge for the year ended 31 December 2010 between loans and advances to customers and assets held for sale to NAMA has been re-presented on the basis of the loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010 to enhance comparability with no change to the total impairment charge.

The impairment charge on Retail UK mortgages of £22 million for the year ended 31 December 2011 was £32 million lower compared with the year ended 31 December 2010. Default arrears (3+ payments past due) and the associated impairment charge on Retail UK mortgages (particularly in the Buy to let and self certified segments) in the year ended 31 December 2011 were lower than the year ended 31 December 2010, in an environment where residential property prices performed better than expected.

The impairment charge on the Non property SME and corporate portfolio of £64 million for the year ended 31 December 2011 is £45 million lower compared to the impairment charge of £109 million for the year ended 31 December 2010. In the UK SME segment, rising inflation and concerns regarding the impact of fiscal austerity have combined to leave UK economic conditions subdued. The year on year reduction primarily reflects the impairment charges on a small number of large individual cases in the year ended 31 December 2010.

The impairment charge on the Property and construction portfolio of £265 million for the year ended 31 December 2011 is £76 million higher compared to the impairment charge of £189 million for the year ended 31 December 2010.

The impairment charge on the investment property element of the Property and construction portfolio increased from £104 million in the year ended 31 December 2010 to £160 million in the year ended 31 December 2011. In particular, weaker consumer spending and sentiment is adversely affecting trading performance, yields and asset values across the retail and investment property sector. More generally, the increase in the level of impaired loans and associated impairment charges is due to lower rental income arising from reduced market rents and higher vacancy rates for more prolonged periods, together with a requirement for increased incentives to attract new tenants. Falling asset values in Northern Ireland in particular have also adversely impacted the level of impairment charge in the year ended 31 December 2011.

The impairment charge on the land and development element of the Property and construction portfolio increased from £85 million to £105 million, reflecting lower house prices, over supply of residential housing stock, and illiquid property markets in Northern Ireland.

The impairment charge of £24 million on Consumer loans for the year ended 31 December 2011 is £7 million lower compared to the impairment charge of £31 million for the year ended 31 December 2010. Consumer loans have reduced significantly reflecting accelerated repayments and subdued demand for new loans and other credit facilities. Default arrears and impairment charges were better than expectations.

Assets sold to NAMA	Year ended 31 December 2011 £m	Year ended 31 December 2010(1) £m
Impairment charges on assets sold to NAMA	(23)	(25)
Loss on sale of assets to NAMA	(6)	(346)

(1)
The analysis of the impairment charge for the year ended 31 December 2010 between loans and advances to customers and assets held for sale to NAMA has been re-presented on the basis of the loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010 to enhance comparability with no change to the total impairment charge.

The impairment charges on assets sold to NAMA of £23 million for the year ended 31 December 2011 compares to the impairment charge of £25 million for the year ended 31 December 2010.

In the year ended 31 December 2011 there was a £6 million loss on sale of assets to NAMA compared to a loss of £346 million for the year ended 31 December 2010.

Loans and advances to customers (after impairment provisions) of £36 billion at 31 December 2011 were £6 billion lower than the loans and advances to customers of £42 billion (after impairment provision) at 31 December 2010. This decrease is primarily a result of the disposal of portfolios of Residential mortgage and investment property loans, loan repayments and increased impairment provisions.

Customer deposits of £22 billion at 31 December 2011 were £4 billion higher than customer deposits of £18 billion at 31 December 2010, primarily as a result of the growth in deposits originating through the joint venture with the UK Post Office.

Year ended 31 December 2010 compared to the nine month period ended 31 December 2009

Retail UK incurred an underlying loss before tax of £480 million for the year ended 31 December 2010 compared to an underlying loss before tax of £720 million for the nine month period ended 31 December 2009.

Net interest income of £507 million for the year ended 31 December 2010 was £96 million higher than the nine month period ended 31 December 2009 due primarily to the longer reporting period and improved asset pricing on the Residential mortgage loan book, partly offset by the increased cost of wholesale funding together with the impact on liability spreads of the continuing intense competition for deposits.

Net other income of £54 million for the year ended 31 December 2010 was £7 million lower as compared to Net other income of £61 million for the nine month period ended 31 December 2009 reflecting lower levels of new business activity, and a charge in the year ended 31 December 2010 arising from the impact of credit deterioration on the fair value of derivatives held for sale to NAMA, partly offset by the longer reporting period.

Operating expenses for the year ended 31 December 2010 of £319 million were £52 million higher than operating expenses of £267 million for the nine month period ended 31 December 2009 primarily as a result of the longer reporting period, partially offset by continued savings following the restructuring of both the Residential mortgage and Business Banking operations and continued tight management of costs.

The share of results of associates and joint ventures (after tax) increased from £23 million for the nine month period ended 31 December 2009 to £32 million for the year ended 31 December 2010. This increase is attributable to First Rate Exchange Services (FRES), a joint venture with the UK Post Office, which generated higher profits in the year ended 31 December 2010 compared to the nine month period ended 31 December 2009 due to higher commissions.

Impairment charge on loans and advances to customers of £383 million for the year ended 31 December 2010 compares to impairment charges of £628 million for the nine month period ended 31 December 2009.

Impairment charges on loans and advances to customers	Year ended 31 December 2010(1) £m	9 months ended 31 December 2009(1) £m	Change %
Residential mortgages	54	64	(16%)
—Standard mortgages	8	15	(47%)
—Buy to let mortgages	39	34	15%
—Self certified mortgages	7	15	(53%)
Non-property SME and corporate	109	43	153%
Property and construction	189	500	(62%)
—Investment	104	75	39%
—Land and development	85	425	(80%)
Consumer	31	21	48%

Impairment charges on loans and advances to customers	383	628	(39%)

(1)
The analysis of the impairment charge for the year ended 31 December 2010 and the nine month period ended 31 December 2009 between loans and advances to customers and assets held for sale to NAMA has been represented on the basis of the loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010 to enhance comparability with no change to the total impairment charge.

The impairment charge on Residential mortgages decreased by £10 million from £64 million for the nine month period ended 31 December 2009 to £54 million for the year ended 31 December 2010. Despite the longer reporting period and the marginal increase in the level of residential mortgage arrears, the impairment charge on this portfolio reduced reflecting more stable house prices and unemployment levels.

The impairment charge on the Non-property SME and corporate portfolio was £109 million for the year ended 31 December 2010 compared to £43 million for the nine month period ended 31 December 2009. The increase of £66 million in the impairment charge was primarily as a result of the longer reporting period and impairment charges on a small number of large individual cases in Business Banking. In Northern Ireland, the stressed economic conditions negatively impacted trading conditions and caused general pressure on the SME sector.

The impairment charge of £189 million on the Property and construction portfolio for the year ended 31 December 2010 reduced by £311 million compared to the impairment charge of £500 million for the nine month period ended 31 December 2009. The impairment charge in the nine month period ended 31 December 2009 reflected the continuing underlying economic conditions, reduced asset values and low levels of transactions and illiquidity in property markets.

The impairment charge of £31 million on the Consumer loan book for the year ended 31 December 2010 increased by £10 million compared to the impairment charge of £21 million for the nine month period ended 31 December 2009, primarily due to the longer reporting period.

Assets sold to NAMA	Year ended 31 December 2010(1) £m	9 months ended 31 December 2009(1) £m
Impairment charges on assets sold to NAMA	(25)	(320)
Loss on sale of assets to NAMA	(346)	—

(1)
The analysis of the impairment charge for the year ended 31 December 2010 and the nine month period ended 31 December 2009 between loans and advances to customers and assets held for sale to NAMA has been represented on the basis of the loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010 to enhance comparability with no change to the total impairment charge.

The impairment charge on assets sold to NAMA of £25 million for the year ended 31 December 2010 compared to an impairment charge of £320 million for the nine month period ended 31 December 2009. The impairment charge on assets sold to NAMA in the nine month period ended 31 December 2009 reflected the sharp deterioration in the property market, which was significantly impacted by falling property prices, a negative outlook for asset values and generally weak economic conditions.

In the year ended 31 December 2010, Retail UK sold assets to NAMA of £1.7 billion (before impairment provisions), resulting in a loss on sale of assets to NAMA of £346 million.

Corporate and Treasury

The Corporate and Treasury Division comprises Corporate Banking, Global Markets and IBI Corporate Finance. The Group disposed of Bank of Ireland Asset Management (BIAM), Bank of Ireland Securities

Services (BoISS) and the Group's shareholding in Paul Capital Investments LLC during the year ended 31 December 2011.

Corporate and Treasury: Income statement	Year ended 31 December 2011 €m	Year ended 31 December 2010(1) €m	9 months ended 31 December 2009 €m
Net interest income	742	885	705
Net other income	44	43	83

Operating income	786	928	788
Operating expenses	(187)	(287)	(230)

Operating profit before impairment charges on financial assets and loss on sale of assets to NAMA	599	641	558
Impairment charges on loans and advances to customers	(207)	(269)	(389)
Impairment charge on available for sale (AFS) financial assets	(21)	(98)	(2)
Assets sold to NAMA:
—Impairment charges on assets sold to NAMA	(9)	(126)	(768)
—Gain/(loss) on sale of assets to NAMA	24	(1,121)	—
Share of results of associates and joint ventures (after tax)	—	—	1

Underlying profit/(loss) before tax	386	(973)	(600)

Loans and advances to customers (€bn)(2)	14	20	25
Customer deposits (€bn)	8	9	29

(1)
The analysis of the impairment charge for the year ended 31 December 2010 between loans and advances to customers and assets held for sale to NAMA has been re-presented on the basis of the loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010 to enhance comparability with no change to the total impairment charge.

(2)
Loans and advances to customers are net of impairment provisions.

Year ended 31 December 2011 compared to the year ended 31 December 2010

Corporate and Treasury reported an underlying profit before tax of €386 million for the year ended 31 December 2011 compared with an underlying loss before tax of €973 million for the year ended 31 December 2010 (which included charges of €1,247 million arising on assets that transferred to NAMA).

The change in 'Net interest income' and 'Net other income' is impacted by IFRS income classifications between the two income categories (see page 59).

Net interest income	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	Change %
Net interest income	742	885	(16%)
IFRS income classifications	(102)	(165)	(38%)

Net interest income (after IFRS income classifications)	640	720	(11%)

Net interest income (after IFRS income classifications) amounted to €640 million for the year ended 31 December 2011 and has decreased by €80 million or 11% compared to €720 million for the year ended 31 December 2010 due to lower net interest income arising from a reduction in the average level of loans advanced to customers, the increased cost of wholesale funding and lower funds based fees partly offset by increased lending margins and the higher yield on the liquid asset portfolio.

Net other income	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	Change %
Net other income	44	43	2%
IFRS income classifications	102	165	(38%)

Net other income (after IFRS income classifications)	146	208	(30%)

Net other income (after IFRS income classifications) amounted to €146 million for the year ended 31 December 2011 and has decreased by €62 million or 30% compared to €208 million for the year ended 31 December 2010. This decrease is driven primarily by loss of income of €63 million from BIAM and BoISS following their disposal and charges incurred on the transfers from the available for sale reserve on asset disposals partly offset by higher fee income in Corporate Banking.

Operating expenses of €187 million for the year ended 31 December 2011 are lower by €100 million or 35% compared to operating expenses of €287 million for the year ended 31 December 2010 primarily due to lower costs of €28 million following the sale of BIAM and BoISS during 2011, the impact of lower staff numbers and other efficiency benefits of €23 million, the impact of lower pension costs of €14 million and continued tight management of all other costs, together with the impact of some one off cost recoveries during 2011.

Operating profit (before impairment charges on financial assets and loss on sale of assets to NAMA) of €599 million for the year ended 31 December 2011 has decreased by €42 million compared to an operating profit of €641 million for the year ended 31 December 2010.

Impairment charges on loans and advances to customers of €207 million for the year ended 31 December 2011 have decreased by €62 million or 23% compared to impairment charges of €269 million for the year ended 31 December 2010.

An impairment charge on available for sale (AFS) financial assets of €21 million was incurred in the year ended 31 December 2011 due primarily to a charge of €16 million on subordinated debt issued by Irish Life and Permanent plc. In the year ended 31 December 2010 an impairment charge of €98 million was recognised on a holding of subordinated debt issued by Allied Irish Banks plc.

Impairment charges on loans and advances to customers	Year ended 31 December 2011 €m	Year ended 31 December 2010(1) €m	Change %
Non-property SME and Corporate	142	192	(26%)
Property and construction	65	77	(16%)
—Investment	52	70	(26%)
—Land and development	13	7	86%
Total impairment charges on loans and advances to customers	207	269	(23%)

(1)
The analysis of the impairment charge for the year ended 31 December 2010 between loans and advances to customers and assets held for sale to NAMA has been re-presented on the basis of the loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010 to enhance comparability with no change to the total impairment charge.

The impairment charge on Non-property SME and Corporate of €142 million for the year ended 31 December 2011 is €50 million lower compared to the impairment charge of €192 million for the year ended 31 December 2010. Larger Irish corporate customers trading internationally have continued to experience more favourable economic conditions.

The impairment charge of €65 million on the Property and construction portfolio for the year ended 31 December 2011 has decreased by €12 million compared to the impairment charge of €77 million for the year ended 31 December 2011 but remains at an elevated level.

The impairment charges on assets sold to NAMA of €9 million for the year ended 31 December 2011 compares to the impairment charge of €126 million for the year ended 31 December 2010. In the year ended 31 December 2011 there was a gain on sale of assets to NAMA of €24 million.

Assets sold to NAMA	Year ended 31 December 2011 €m		Year ended 31 December 2010(1) €m
Impairment charges on assets sold to NAMA	(9)		(126)
Gain/(loss) on sale of assets to NAMA	24	(2)	(1,121)

(1)
The analysis of the impairment charge for the year ended 31 December 2010 between loans and advances to customers and assets held for sale to NAMA has been re-presented on the basis of the loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010 to enhance comparability with no change to the total impairment charge.

(2)
This number includes an adjustment to consideration in respect of assets transferred during 2010.

Year ended 31 December 2010 compared to the nine month period ended 31 December 2009

Corporate and Treasury reported an underlying loss before tax of €973 million for the year ended 31 December 2010 compared with an underlying loss before tax of €600 million for the nine month period ended 31 December 2009.

The change in 'net interest income' and 'net other income' is impacted by IFRS income classifications between the two income categories (see page 59).

Net interest income	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Change %
Net interest income	885	705	26%
IFRS income classifications	(165)	(67)	(146%)

Net interest income after IFRS income classifications	720	638	13%

Net interest income after IFRS income classifications amounted to €720 million for the year ended 31 December 2010 and increased by €82 million compared to €638 million for the nine month period ended 31 December 2009 due primarily to the longer reporting period and increased asset pricing which was partly offset by lower net interest income due to a 13% reduction in average earning assets together with the increased cost of wholesale funding.

Net other income	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Change %
Net other income	43	83	(48%)
IFRS income classifications	165	67	146%

Net other income after IFRS income classifications	208	150	39%

Net other income after IFRS classifications amounted to €208 million for the year ended 31 December 2010 and increased by €58 million compared to €150 million for the nine month period ended 31 December 2009. This increase primarily reflects the longer reporting period, higher other income in the asset management businesses and in IBI Corporate Finance partly offset by reduced fees arising from the disposal of Iridian and Guggenheim together with the impact of credit deterioration on the fair value of derivative assets sold or held for sale to NAMA.

Operating expenses of €287 million for the year ended 31 December 2010 were €57 million higher compared to operating expenses of €230 million for the nine month period ended 31 December 2009, primarily due to the longer reporting period partly offset by lower staff costs and continued tight management of costs.

Operating profit (before impairment charges on financial assets and loss on sale of assets to NAMA) of €641 million for the year ended 31 December 2010 increased by €83 million compared to an operating profit of €558 million for the nine month period ended 31 December 2009.

An impairment charge on available for sale (AFS) financial assets of €98 million was incurred in the year ended 31 December 2010 compared to a €2 million charge in the nine month period ended 31 December 2009. This impairment charge of €98 million related to a holding of subordinated debt issued by Allied Irish Banks plc. The Group exchanged these bonds for cash in January 2011 without further loss to the Group.

Impairment charges on loans and advances to customers	Year ended 31 December 2010(1) €m	9 months ended 31 December 2009 €m	Change %
Non-property SME and Corporate	192	270	(29%)
Property and construction	77	119	(35%)
—Investment	70	67	4%
—Land and development	7	52	(87%)
Total impairment charges on loans and advances to customers	269	389	(31%)

(1)
The analysis of the impairment charge for the year ended 31 December 2010 between loans and advances to customers and assets held for sale to NAMA has been re-presented on the basis of the loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010 to enhance comparability with no change to the total impairment charge.

The impairment charge on the Non-property SME and Corporate portfolio was €192 million for the year ended 31 December 2010. Despite the longer reporting period the impairment charge on this portfolio has reduced. Losses in Corporate Banking in the year ended 31 December 2010 were significantly lower than in the nine month period ended 31 December 2009. In particular, the leveraged acquisition finance portfolio which is very well spread geographically and sectorally benefitted from the global economic recovery and achieved some provision write-backs.

The impairment charge on the Property and construction portfolio was €77 million for the year ended 31 December 2010 compared to an impairment charge of €119 million for the nine month period ended 31 December 2009 due to a recovery in certain international investment property markets and a lower level of tenant defaults than expected.

An impairment charge on assets sold to NAMA of €126 million was incurred in the year ended 31 December 2010 compared to €768 million for the nine month period ended 31 December 2009. The impairment charge in the nine month period ended 31 December 2009 reflected the sharp deterioration in the property market which was significantly impacted by falling property prices, a negative outlook for asset values, an oversupply of residential housing stock in Ireland and generally weak economic conditions, particularly in Ireland. In addition, the uncertainties which existed in the latter half of 2009 as the NAMA process evolved led to a low level of transactions in the Irish commercial property sector due to a lack of demand from investors. In the year ended 31 December 2010, lower house prices, an oversupply of residential housing stock and illiquid residential and commercial property markets, particularly in Ireland, adversely impacted asset quality and led to an impairment charge of €126 million.

Assets sold to NAMA	Year ended 31 December 2010(1) €m	9 months ended 31 December 2009 €m
Impairment charges on assets sold to NAMA	(126)	(768)
Gain/(loss) on sale of assets to NAMA	(1,121)	—

(1)
The analysis of the impairment charge for the year ended 31 December 2010 between loans and advances to customers and assets held for sale to NAMA has been re-presented on the basis of the loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010 to enhance comparability with no change to the total impairment charge.

Business Unit: Operating profit before tax	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Corporate Banking	380	488	410
Global Markets	204	121	128
Asset Management Services	10	28	22
Division Centre	5	4	(2)

Operating profit before tax	599	641	558

Year ended 31 December 2011 compared to the year ended 31 December 2010

Corporate Banking operating profit before tax of €380 million for the year ended 31 December 2011 compares to an operating profit of €488 million for the year ended 31 December 2010 primarily due to lower level of average loans in advance to customers and the increased cost of wholesale funding partly offset by increased lending margins and higher upfront fees and lower costs.

Global Markets operating profit before tax before tax of €204 million for the year ended 31 December 2011 compares to an operating profit of €121 million for the year ended 31 December 2010. The movement is primarily due to higher income on the liquid asset portfolio, higher termination fees earned and lower costs.

Asset Management Services operating profit before tax of €10 million for the year ended 31 December 2011 compares to an operating profit before tax of €28 million for the year ended 31 December 2010 due to the sale of BIAM in January 2011 and BoISS in June 2011.

Division Centre includes central management costs and IBI Corporate Finance.

Year ended 31 December 2010 compared to the nine month period ended 31 December 2009

Corporate Banking operating profit (before impairment charges on financial assets and loss on sale to NAMA) was €488 million for the year ended 31 December 2010 compared to €410 million for the nine month period ended 31 December 2009. The increase of €78 million was due to the longer reporting period, increased asset pricing across most portfolios and a gain of €14 million arising on equity investments. These were partly offset by higher wholesale funding costs, reduced lending volumes as a result of the sale of €4.9 billion (before impairment provisions) of assets to NAMA and other customer deleveraging together with a charge of €12 million arising from the impact of credit deterioration on the fair value of derivatives held for sale to NAMA.

Despite the longer reporting period to 31 December 2010, Global Markets operating profit (before impairment charges on available for sale financial assets) was €121 million for the year ended 31 December 2010 compared to €128 million for the nine month period ended 31 December 2009.

The nine month period ended 31 December 2009 was positively impacted by gains arising as a result of good positioning in a falling interest rate environment.

Asset Management Services operating profit of €28 million for the year ended 31 December 2010 compares to €22 million for the nine month period ended 31 December 2009. The increase was due to the longer reporting period, higher assets under management in BIAM, increased fee income in BoISS together with lower costs, partly offset by lower fee income during the year ended 31 December 2010 as a result of the disposal of the US asset management businesses, Iridian and Guggenheim, in 2009.

Group Centre

Group Centre comprises capital management activities, Government guarantee fees and unallocated group support costs.

Group Centre: Income statement	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Government guarantee fees:
—ELG	(449)	(275)	—
—CIFS	—	(68)	(105)

Government guarantee fees	(449)	(343)	(105)
Other income	(7)	33	74

Net operating income	(456)	(310)	(31)
Operating expenses	(118)	(104)	(85)

Operating loss before impairment charges on financial assets
and loss on sale of assets to NAMA	(574)	(414)	(116)
Impairment charge on available for sale financial assets (AFS)	—	(70)	—
Gains/(charges) arising on the sale of assets to NAMA	13	(47)	—

Underlying loss before tax	(561)	(531)	(116)

Year ended 31 December 2011 compared to the year ended 31 December 2010

Group Centre reported an underlying loss before tax of €561 million for the year ended 31 December 2011 compared to an underlying loss before tax of €531 million for the year ended 31 December 2010.

Net operating income was a charge of €456 million for the year ended 31 December 2011 compared to a charge of €310 million for the year ended 31 December 2010. The increased charges of €146 million in the current year is driven primarily by:

•
higher Government guarantee fees of €449 million for the year ended 31 December 2011 compares to a charge of €343 million for the year ended 31 December 2010. The increase of €106 million reflects the higher fee structure associated with the ELG scheme partly offset by the reduction in the level of liabilities guaranteed. The CIFS scheme expired in September 2010;

•
higher insurance liabilities and claims paid;

partly offset by:

•
lower interest expense on subordinated debt securities following the liability management exercises completed during 2011; and

•
receipt of income from NAMA in relation to servicing of the relevant loan portfolios.

Operating expenses of €118 million for the year ended 31 December 2011 compares to operating expenses of €104 million for the year ended 31 December 2010. The increase of €14 million is primarily driven by higher regulatory and compliance costs in the year ended 31 December 2011. The Group continues to maintain its tight focus on cost management and the implementation of certain new outsourcing contracts together with ongoing increases in the levels of consolidation, standardisation and simplification of the Group's operations.

The impairment charge on available for sale (AFS) financial assets of €70 million for the year ended 31 December 2010 reflected the charge arising on the Group's holding of NAMA subordinated bonds following the decision by NAMA not to pay the discretionary coupon due on 1 March 2011.

The gain arising on the sale of assets to NAMA of €13 million for the year ended 31 December 2011 reflects a reduction of the provision required in relation to the ongoing costs to the Group of servicing the assets sold to NAMA. The charge of €47 million for the year ended 31 December 2010 reflects the costs of servicing the assets sold to NAMA during the year ended 31 December 2010 together with the costs associated with the sale of those assets to NAMA.

Year ended 31 December 2010 compared to the nine month period ended 31 December 2009

Group Centre reported an underlying loss before tax of €531 million for the year ended 31 December 2010 compared to an underlying loss before tax of €116 million for the nine month period ended 31 December 2009.

Net interest income (excluding ELG guarantee fees) was €26 million for the year ended 31 December 2010 compared to €65 million for the nine month period ended 31 December 2009. This decrease was primarily due to lower earnings on capital in Group Centre.

Net other income (excluding CIFS fees) was €7 million for the year ended 31 December 2010 compared to €9 million for the nine month period ended 31 December 2009. This decrease was primarily due to higher insurance claims paid.

The Group incurred higher Government guarantee fees in the year ended 31 December 2010 compared to the nine month period ended 31 December 2009. On 11 January 2010, the relevant deposit taking entities within the Group were accepted as participating financial institutions in the ELG scheme. In the year ended 31 December 2010 the Group incurred fees of €275 million under the ELG scheme. The Group incurred CIFS fees of €68 million in the year ended 31 December 2010 compared to €105 million incurred in the nine month period ended 31 December 2009. The decrease reflects the expiry of the CIFS scheme in September 2010 together with the lower volume of liabilities covered by the CIFS scheme as new liabilities issued since 11 January 2010 were covered by the ELG scheme.

Operating expenses were €104 million for the year ended 31 December 2010 compared to €85 million for the nine month period ended 31 December 2009. The increase was due primarily to the longer reporting period partly offset by the tight management of costs.

The impairment charge on AFS reflects a charge of €70 million arising on the Group's holding of NAMA subordinated bonds following the decision by NAMA not to pay the discretionary coupon due on 1 March 2011.

The charges arising on the sale of assets to NAMA of €47 million includes a provision required under accounting standards in relation to the ongoing costs to the Group of servicing the assets sold to NAMA during the year ended 31 December 2010 together with the costs associated with the sale of those assets.

Income Statement—Operating Segments

Year ended 31 December 2011	Net interest income €m	Insurance net premium income €m	Other income €m	Total operating income €m	Insurance contract liabilities and claims paid €m	Total operating income net of insurance claims €m	Operating expenses €m	Operating profit/(loss) before impairment charge on financial assets and loss on sale to NAMA €m	Impairment charge on loans and advances to customers €m	Impairment charge on available for sale assets €m	Impairment charge on assets held for sale to NAMA €m	Gain (loss) on sale of assets to NAMA €m	Loss on disposal of loan books €m	Share of results of associates and joint ventures (after tax) €m	Gain on disposal of business activities €m	Profit/(loss) before taxation €m
Retail Ireland	849	—	297	1,146	—	1,146	(861)	285	(1,297)	—	(9)	1	—	3	—	(1,017)
Bank of Ireland Life	5	916	(66)	855	(728)	127	(101)	26	—	—	—	—	—	—	—	26
Retail UK	367	—	119	486	—	486	(380)	106	(435)	—	(26)	(5)	—	36	—	(324)
Corporate and Treasury	742	—	44	786	—	786	(187)	599	(207)	(21)	(9)	24	—	—	—	386
Group Centre	(420)	13	(27)	(434)	(22)	(456)	(118)	(574)	—	—	—	13	—	—	—	(561)
Other reconciling items	(9)	—	(22)	(31)	—	(31)	—	(31)	—	—	—	—	—	—	—	(31)

Group—underlying(1)	1,534	929	345	2,808	(750)	2,058	(1,647)	411	(1,939)	(21)	(44)	33	—	39	—	(1,521)
— Gain on liability management exercises	—	—	1,789	1,789	—	1,789	—	1,789	—	—	—	—	—	—	—	1,789
— Impact of changes in pension benefits	—	—	—	—	—	—	2	2	—	—	—	—	—	—	—	2
— Gains arising on the on movement in credit spreads on the Group's own debt and deposits accounted for at fair value through profit or loss	—	—	56	56	—	56	—	56	—	—	—	—	—	—	—	56
— Impact of 'coupon stopper' on subordinated debt	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
— Gross-up for policyholder tax in the Life business	—	—	10	10	—	10	—	10	—	—	—	—	—	—	—	10
— Investment return on treasury stock held for policyholders	—	—	2	2	—	2	—	2	—	—	—	—	—	—	—	2
—Gain on disposal of business activities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	34	34
— Loss on deleveraging of financial assets	—	—	—	—	—	—	—	—	—	—	—	—	(565)	—	—	(565)
— Cost of restructuring programmes	—	—	—	—	—	—	3	3	—	—	—	—	—	—	—	3

Group total	1,534	929	2,202	4,665	(750)	3,915	(1,642)	2,273	(1,939)	(21)	(44)	33	(565)	39	34	(190)

(1)
Underlying performance excludes the impact of non-core items (see page 53).

Income Statement—Operating Segments

Year ended 31 December 2010	Net interest income €m	Insurance net premium income €m	Other income €m	Total operating income €m	Insurance contract liabilities and claims paid €m	Total operating income net of insurance claims €m	Operating expenses €m	Operating profit/(loss) before impairment charges on financial assets €m	Impairment charges on loans and advances to customers(2) €m	Impairment charges on available for sale assets €m	Impairment charges on assets held for sale to NAMA(2) €m	Loss on sale of assets to NAMA €m	Share of results of associates and joint ventures (after tax) €m	Profit/(loss) before taxation €m
Retail Ireland	1,010	—	347	1,357	—	1,357	(919)	438	(1,142)	—	(100)	(675)	12	(1,467)
Bank of Ireland Life	(2)	949	476	1,423	(1,250)	173	(103)	70	—	—	—	—	—	70
Retail UK	592	—	62	654	—	654	(372)	282	(448)	—	(31)	(398)	37	(558)
Corporate and Treasury	885	—	43	928	—	928	(287)	641	(269)	(98)	(126)	(1,121)	—	(973)
Group Centre	(249)	20	(63)	(292)	(18)	(310)	(104)	(414)	—	(70)	—	(47)	—	(531)

Group—underlying(1)	2,236	969	865	4,070	(1,268)	2,802	(1,785)	1,017	(1,859)	(168)	(257)	(2,241)	49	(3,459)
Non-core items:
— Gain on liability management exercises	3	—	1,410	1,413	—	1,413		1,413	—	—	—	—	—	1,413
— Impact of changes in pension benefits	—	—	—	—	—	—	733	733	—	—	—	—	—	733
— Gains arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss'	—	—	360	360	—	360	—	360	—	—	—	—	—	360
— Impact of 'coupon stopper' on certain subordinated debt	(35)	—	(1)	(36)	—	(36)	—	(36)	—	—	—	—	—	(36)
— Gross-up of policyholder tax in the Life business	—	—	22	22	—	22	—	22	—	—	—	—	—	22
— Investment return on treasury stock held for policyholders	—	—	20	20	—	20	—	20	—	—	—	—	—	20
— Cost of restructuring programmes	—	—	—	—	—	—	(18)	(18)	—	—	—	—	—	(18)
— Gain on disposal of business activities	15	—	—	15	—	15	—	15	—	—	—	—	—	15

Group total	2,219	969	2,676	5,864	(1,268)	4,596	(1,070)	3,526	(1,859)	(168)	(257)	(2,241)	49	(950)

(1)
Underlying performance excludes the impact of non-core items (see page 53).
(2)
The analysis of the impairment charge for the year ended 31 December 2010 between loans and advances to customers and assets held for sale to NAMA has been re-presented on the basis of the loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010 to enhance comparability with no change to the total impairment charge.

Income Statement—Operating Segments

9 months ended 31 December 2009	Net interest income €m	Insurance net premium income €m	Other income €m	Total operating income €m	Insurance contract liabilities and claims paid €m	Total operating income net of insurance claims €m	Operating expenses €m	Operating profit / (loss) before impairment charges on financial assets €m	Impairment charges on loans and advances to customers(2) €m	Impairment charges on available for sale assets €m	Impairment charges on assets held for sale to NAMA(2) €m	Share of results of associates and joint ventures (after tax) €m	Disposal of business activities €m	Profit / (loss) before taxation €m
Retail Ireland	879	—	129	1,008	—	1,008	(694)	314	(1,245)	—	(591)	8	—	(1,514)
Bank of Ireland Life	(2)	643	952	1,593	(1,442)	151	(82)	69	—	—	—	—	—	69
Retail UK	465	—	70	535	—	535	(304)	231	(699)	—	(363)	26	—	(805)
Corporate and Treasury	705	—	83	788	—	788	(230)	558	(389)	(2)	(768)	1	—	(600)
Group Centre	65	22	(98)	(11)	(20)	(31)	(85)	(116)	—	—	—	—	—	(116)

Group-underlying(1)	2,112	665	1,136	3,913	(1,462)	2,451	(1,395)	1,056	(2,333)	(2)	(1,722)	35	—	(2,966)
Non Core Items:
— Gain on liability management exercises	—	—	1,037	1,037	—	1,037	—	1,037	—	—	—	—	—	1,037
— Charges arising on the movement in credit spreads in the Group's own debt and deposits accounted for at 'fair value through profit or loss'	—	—	(6)	(6)	—	(6)	—	(6)	—	—	—	—	—	(6)
— Impact of 'coupon stopper' on certain subordinated debt	58	—	9	67	—	67	—	67	—	—	—	—	—	67
— Gross-up of policyholder tax in the Life Business	—	—	64	64	—	64	—	64	—	—	—	—	—	64
— Investment return on treasury stock held for policyholders in the Life Business	—	—	(6)	(6)	—	(6)	—	(6)	—	—	—	—	—	(6)
— Loss on disposal of business activities	—	—	—	—	—	—	—	—	—	—	—	—	(3)	(3)

Group total	2,170	665	2,234	5,069	(1,462)	3,607	(1,395)	2,212	(2,333)	(2)	(1,722)	35	(3)	(1,813)

(1)
Underlying performance excludes the impact of non-core items (see page 53).
(2)
The analysis of the impairment charge for the nine month period ended 31 December 2009 between loans and advances to customers and assets held for sale to NAMA has been re-presented on the basis of the loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010 to enhance comparability with no change to the total impairment charge.

AVERAGE BALANCE SHEET AND INTEREST RATES

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for the year ended 31 December 2011, the year ended 31 December 2010 and the nine months ended 31 December 2009. Rates for the nine month period have been annualised. The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group. The explanation of the underlying business trends in the Group's net interest margin is explained on page 60.

	31 December 2011			31 December 2010			31 December 2009
	Average balance	Interest	Rate	Average balance	Interest	Rate	Average balance	Interest	Rate
	€m	€m	%	€m	€m	%	€m	€m	%
ASSETS
Loans and advances to banks(1)
Domestic offices	4,699	28	0.6	5,589	43	0.8	5,619	39	0.9
Foreign offices	5,111	36	0.7	3,357	24	0.7	3,284	9	0.4
Loans and advances to customers(2)
Domestic offices	62,509	2,706	4.3	73,081	2,902	4.0	78,956	2,293	3.9
Foreign offices	51,073	1,239	2.4	57,935	1,626	2.8	59,440	1,349	3.0
Available for sale financial assets and NAMA Senior Bonds
Domestic offices	16,675	587	3.5	19,371	577	3.0	23,037	490	2.8
Foreign offices	2,324	22	0.9	790	7	0.9	919	8	1.2
Other financial assets at fair value through profit or loss
Domestic offices	14	—	—	77	—	—	53	—	—
Foreign offices	56	—	—	95	—	—	202	—	—

Total interest earning assets	142,461	4,618	3.2	160,295	5,179	3.2	171,510	4,188	3.3

Domestic offices	83,897	3,322	4.0	98,118	3,522	3.6	107,665	2,822	3.5
Foreign offices	58,564	1,296	2.2	62,177	1,657	2.7	63,845	1,366	2.9

	142,461	4,618	3.2	160,295	5,179	3.2	171,510	4,188	3.3
Allowance for impairment losses	(5,222)	—	—	(5,900)	—	—	(3,103)	—	—
Non interest earning assets	21,399	—	—	22,975	—	—	20,398	—	—

Total assets	158,638	4,618	2.9	177,370	5,179	2.9	188,805	4,188	3.0

Percentage of assets applicable to foreign activities	37.8%			36.9%			36.0%

(1)
Including cash and balances at Central banks.

(2)
Including assets held for sale to NAMA and other assets classified as held for sale.

	31 December 2011			31 December 2010			31 December 2009
	Average balance	Interest	Rate	Average balance	Interest	Rate	Average balance	Interest	Rate
	€m	€m	%	€m	€m	%	€m	€m	%
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits from banks
Domestic offices	38,229	751	2.0	25,370	276	1.1	24,531	192	1.0
Foreign offices	288	14	4.9	325	10	3.1	1,803	6	0.4
Customer accounts
Domestic offices	30,852	606	2.0	41,570	708	1.7	42,297	372	1.2
Foreign offices	22,677	786	3.5	26,409	759	2.9	31,166	623	2.7
Debt securities in issue
Domestic offices	18,428	722	3.9	31,514	851	2.7	31,444	568	2.4
Foreign offices	2,986	34	1.2	5,673	44	0.8	9,116	86	1.3
Subordinated liabilities
Domestic offices	1,524	133	8.7	3,840	225	5.9	3,146	97	4.2
Foreign offices	618	38	6.1	868	87	10.0	3,373	65	2.6

Total interest bearing liabilities	115,602	3,084	2.7	135,569	2,960	2.2	146,876	2,009	1.8

Domestic offices	89,033	2,212	2.5	102,294	2,060	2.0	101,418	1,229	1.6
Foreign offices	26,569	872	3.3	33,275	900	2.7	45,458	780	2.3

	115,602	3,084	2.7	135,569	2,960	2.2	146,876	2,009	1.8
Current accounts	12,862	—	—	9,564	—	—	9,332	—	—
Other non interest bearing liabilities	21,153	—	—	25,003	—	—	24,855	—	—
Stockholders' equity	9,021	—	—	7,234	—	—	7,742	—	—

Total liabilities and stockholders' equity	158,638	3,084	1.9	177,370	2,960	1.7	188,805	2,009	1.4

Percentage of liabilities applicable to foreign activities 28.9%	20.6%			16.9%			22.6%

Certain lines above have been adjusted to correct for inter jurisdictional funding items that arise through normal business activities, to give a more meaningful picture of the Group's domestic and foreign activities.

The balance sheets of the life assurance companies have been consolidated and are reflected under 'non interest earning assets' and 'other non interest bearing liabilities'.

Change in Net Interest Income—Volume and Rate Analysis

The following table allocates changes in net interest income between volume and rate for the year ended 31 December 2011 compared to the the year ended 31 December 2010 and the year ended 31 December 2010 compared to the nine months ended 31 December 2009. Volume and rate variances have been calculated based on movements in average balances over the period and changes in average interest earning assets and average interest bearing liabilities. Changes due to a combination of volume and rate are allocated rateably to volume and rate.

	Year ended 31 December 2011			Year ended 31 December 2010
	Increase/(Decrease) due to change in
	Average Volume €m	Average Rate €m	Net Change €m	Average Volume €m	Average Rate €m	Net Change €m
INTEREST EARNING ASSETS
Loans to and advances to banks
Domestic offices	(6)	(9)	(15)	—	4	4
Foreign offices	12	—	12	—	15	15
Loans and advances to customers
Domestic offices	(520)	324	(196)	(155)	764	609
Foreign offices	(180)	(207)	(387)	(33)	310	277
Available for sale financial assets
Domestic offices	(33)	43	10	(57)	144	87
Foreign offices	14	1	15	(1)	—	(1)
Other financial assets at fair value through profit or loss
Domestic offices	—	—	—	—	—	—
Foreign offices	—	—	—	—	—	—
Other				—	—	—

Total interest income	(713)	152	(561)	(246)	1,237	991

INTEREST BEARING LIABILITIES
Deposits from banks
Domestic offices	183	292	475	7	77	84
Foreign offices	(1)	5	4	—	4	4
Customer accounts
Domestic offices	(251)	149	(102)	(6)	342	336
Foreign offices	(59)	86	27	(73)	209	136
Debt securities in issue
Domestic offices	1,503	(1,632)	(129)	1	282	283
Foreign offices	(851)	841	(10)	(29)	(13)	(42)
Subordinated liabilities
Domestic offices	(488)	396	(92)	25	103	128
Foreign offices	(21)	(28)	(49)	(5)	27	22
Other	—	—	—	—	—	—

Total interest expense	15	109	124	(80)	1,031	951

Total change in net interest income	(728)	43	(685)	(166)	206	40

 DESCRIPTION OF ASSETS AND LIABILITIES

The following sections provide information relating to the assets and liabilities of the Bank of Ireland Group.

Assets

Loan portfolio

Loans and advances to customers in the tables on pages 113 to 123 include loans and advances to customers and loans held for sale at 31 December 2011. During the year ended 31 December 2011, the Group completed the transfer of the remaining Eligible Bank Assets to NAMA, such that at 31 December 2011 the Group did not have any assets classified as held for sale to NAMA. The comparative tables for 31 December 2010 and 31 December 2009 include assets held for sale to NAMA.

For an analysis of the asset quality of the Group's loans and advances to customers, see pages 187 to 200.

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

The Group's residential mortgage portfolio at 31 December 2011 is widely diversified by individual borrower and amounts to 53% (31 December 2010: 50%) of loans and advances to customers (pre impairment provisions).

The Group loan book comprises exposure of 19% or €21 billion (31 December 2010: 21%/ €25 billion) to property and construction lending, and exposure of 12% or €13 billion (31 December 2010: 12%/ €14 billion) to business and other services.

With the exception of residential mortgages, property and construction and business and other services, the Group's exposure to credit risk from its lending activities in any individual sector or industry does not exceed 10% of loans and advances to customers.

Total loans and advances to customers

The following tables set forth the Bank of Ireland Group's total loans and advances to customers at 31 December 2011, 2010 and 2009 and at 31 March 2009 and 2008 using data prepared in accordance with IFRS.

The Risk Management Report on pages 175 to 253 contains a description of the Group's loan loss provisioning methodology. Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

	31 December 2011 €m	31 December 2010 €m	31 December 2009 €m	31 March 2009 €m	31 March 2008 €m
Ireland
Personal
— Residential mortgages	27,854	28,067	28,196	27,647	26,696
— Other lending	1,993	2,401	2,906	3,406	6,589
Property and construction	10,381	11,761	19,472	19,358	20,313
Business and other services	9,193	9,660	11,983	10,782	9,032
Manufacturing	3,160	3,806	4,511	6,049	5,727
Distribution	3,469	3,897	4,463	3,343	3,726
Transport	1,186	1,225	778	935	1,860
Financial	906	1,758	1,088	1,919	1,720
Agriculture	1,628	1,609	1,726	1,954	1,379
Energy	838	1,454	1,438	2,555	1,131

Total Ireland	60,608	65,638	76,561	77,948	78,173

United Kingdom & Other
Personal
— Residential mortgages	29,636	32,199	32,274	31,241	34,065
— Other lending	1,321	1,298	1,434	2,231	2,820
Property and construction	10,199	13,501	16,038	14,597	15,283
Business and other services	3,849	4,461	3,627	6,032	3,016
Manufacturing	1,134	1,581	1,744	1,740	1,362
Distribution	591	758	525	795	572
Transport	198	324	618	319	379
Financial	262	310	1,354	349	439
Agriculture	205	161	388	57	113
Energy	99	69	108	212	112

Total United Kingdom & Other	47,494	54,662	58,110	57,573	58,161

Gross loans and advances to customers	108,102	120,300	134,671	135,521	136,334
Allowance for loan losses	(6,365)	(5,050)	(5,775)	(1,781)	(596)

Total loans and advances to customers	101,737	115,250	128,896	133,740	135,738

Total loans to customers (%)

The following table sets forth the percentage of total loans to customers represented by each category of loan at 31 December 2011, 2010 and 2009 and at 31 March 2009 and 2008 using data prepared in accordance with IFRS.

	31 December 2011 €m	31 December 2010 €m	31 December 2009 €m	31 March 2009 €m	31 March 2008 €m
Ireland
Personal
— Residential mortgages	25.8%	23.3%	20.9%	20.4%	19.6%
— Other lending	1.8%	2.0%	2.2%	2.5%	4.8%
Property and construction	9.6%	9.8%	14.5%	14.3%	14.9%
Business and other services	8.5%	8.0%	8.9%	8.0%	6.6%
Manufacturing	2.9%	3.2%	3.3%	4.5%	4.2%
Distribution	3.2%	3.3%	3.3%	2.5%	2.7%
Transport	1.1%	1.0%	0.6%	0.7%	1.4%
Financial	0.9%	1.5%	0.8%	1.4%	1.3%
Agriculture	1.5%	1.3%	1.3%	1.4%	1.0%
Energy	0.8%	1.2%	1.1%	1.8%	0.8%

Total Ireland	56.1%	54.6%	56.9%	57.5%	57.3%

United Kingdom & Other
Personal
— Residential mortgages	27.4%	26.8%	24.0%	23.1%	25.0%
— Other lending	1.2%	1.1%	1.0%	1.6%	2.1%
Property and construction	9.4%	11.2%	11.9%	10.8%	11.2%
Business and other services	3.6%	3.7%	2.7%	4.5%	2.2%
Manufacturing	1.1%	1.3%	1.3%	1.2%	1.0%
Distribution	0.5%	0.6%	0.4%	0.6%	0.4%
Transport	0.2%	0.3%	0.4%	0.2%	0.3%
Financial	0.2%	0.2%	1.0%	0.3%	0.3%
Agriculture	0.2%	0.1%	0.3%	0.0%	0.1%
Energy	0.1%	0.1%	0.1%	0.2%	0.1%

Total United Kingdom & Other	43.9%	45.4%	43.1%	42.5%	42.7%

Group total loan portfolio	100%	100.0%	100.0%	100.0%	100.0%

Analysis of Loans to Customers by Maturity and Interest Rate Sensitivity

The following tables analyse loans by maturity and interest rate sensitivity. Overdrafts, which represent a significant proportion of the portfolio, are classified as repayable within one year. Approximately 5% of the Bank of Ireland Group's loan portfolio at 31 December 2011 was provided on a fixed rate basis. Fixed-rate loans are defined as those loans for which the interest rate is fixed for the full life of the loan. Variable-rate loans include some loans for which the interest rate is fixed for an initial period (e.g. some residential mortgages) but not for the full life of the loan. The interest rate exposure is managed by Global

Markets within agreed policy parameters. See Item 11 "Quantitative and Qualitative Disclosures about Market Risk".

	Within 1 year €m	After 1 year but within 5 years €m	After 5 years €m	Total €m
Ireland	11,643	14,936	34,029	60,608
United Kingdom & Other	9,446	13,275	24,773	47,494

Total loans by maturity	21,089	28,211	58,802	108,102

Fixed rate	1,279	2,375	1,446	5,100
Variable rate	19,810	25,836	57,356	103,002

Total loans by maturity	21,089	28,211	58,802	108,102

The following table sets forth an analysis of loans by maturity within each classification as at 31 December 2011.

	Within 1 year €m	After 1 year but within 5 years €m	After 5 years €m	Total €m
Ireland
Personal
— Residential mortgages	1,242	4,343	22,269	27,854
— Other lending	1,372	385	236	1,993
Property and construction	3,763	2,907	3,711	10,381
Business and other services	2,348	2,731	4,114	9,193
Manufacturing	757	1,735	668	3,160
Distribution	1,053	1,175	1,241	3,469
Transport	154	516	516	1,186
Financial	305	395	206	906
Agriculture	532	545	551	1,628
Energy	117	204	517	838

Total Ireland	11,643	14,936	34,029	60,608

United Kingdom & Other
Personal
— Residential mortgages	1,825	6,581	21,230	29,636
— Other lending	813	506	2	1,321
Property and construction	5,216	3,114	1,869	10,199
Business and other services	867	1,666	1,316	3,849
Manufacturing	307	696	131	1,134
Distribution	121	371	99	591
Transport	37	140	21	198
Financial	99	72	91	262
Agriculture	128	63	14	205
Energy	33	66	0	99

Total UK & Other	9,446	13,275	24,773	47,494

Group total loan portfolio	21,089	28,211	58,802	108,102

Movement in the allowances for loan losses

An analysis of the Group's impairment provisions at 31 December 2011 is set out on page F-93.

Impaired loans increased from €11,384 million at 31 December 2010 to €13,478 million at 31 December 2011, or from 946bps to 1,247bps of total loans.

Total balance sheet provisions against loans and advances to customers were €6,365 million at 31 December 2011 compared to €5,050 million at 31 December, 2010. Impairment provisions as a percentage of total loans were 589bps (31 December 2010: 420 bps), the ratio being 202bps (31 December 2010: 120bps) for the Group mortgage book and 1,029bps (31 December 2010: 720 bps) for non-mortgage lending.

Impairment provisions as a percentage of impaired loans (the 'Coverage Ratio') is 47% at 31 December 2011, which compares to 44% at 31 December 2010.

The following table presents information regarding the movement in the allowance for loan losses for the year ended 31 December 2011 and 2010, the nine months ended 31 December 2009 and for each of the two years ended 31 March 2009 and 2008 using data prepared in accordance with IFRS.

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months to 31 December 2009 €m	Year ended 31 March 2009 €m	Year ended 31 March 2008 €m
Allowance at beginning of period	5,049.8	5,775.0	1,781.0	596.1	428.1
Total allowance	5,049.8	5,775.0	1,781.0	596.1	428.1
Exchange and other adjustments	48.0	28.5	47.7	4.4	(29.1)
Other Movements	(106.5)	(2,141.4)	33.4	(18.5)	—
Recovery of amounts previously charged off:
Ireland	2.6	(3.2)	0.9	3.4	10.1
United Kingdom	4.3	8.4	2.3	4.9	3.2

Total recovery of amounts previously charged off	6.9	5.2	3.2	8.3	13.3
Amounts charged off:
Ireland	(293.2)	(566.1)	(54.9)	(197.4)	(30.0)
United Kingdom	(322.4)	(167.8)	(90.3)	(47.3)	(12.7)

Total amounts charged off	(615.6)	(733.9)	(145.2)	(244.7)	(42.7)
Provision for impairment losses charged to income:
Ireland	1,491.6	1,594.2	2,986.5	1,050.5	171.3
United Kingdom	490.9	522.2	1,068.4	384.9	55.2

	1,982.5	2,116.4	4,054.9	1,435.4	226.5
Impairment loss write back	—	—	—	—	—

Allowance at end of period	6,365.1	5,049.8	5,775.0	1,781.0	596.1

Total allowance	6,365.1	5,049.8	5,775.0	1,781.0	596.1

Total allowance is split as follows:
Loans and advances to customers	6,365.1	4,974.4	2,997.0	1,781.0	596.1
Loans held for sale to NAMA	—	75.4	2,778.0	—	—

Total allowance	6,365.1	5,049.8	5,775.0	1,781.0	596.1

Provisions and allowances for loan losses (%)

The following table presents additional information regarding provisions and allowances for loan losses for the year ended 31 December 2011 and 2010, the nine months ended 31 December 2009 and for each of the two years ended 31 March 2009 and 2008 using data prepared in accordance with IFRS.

	Year ended 31 December 2011%	Year ended 31 December 2010%	9 months to 31 December 2009%		Year ended 31 March 2009%	Year ended 31 March 2008%
Allowance at end of year as a percentage of total loans to customers at end of year:
Ireland	7.78	5.41	5.61		1.69	0.64
United Kingdom	3.47	2.74	2.55		0.80	0.15

Total	5.89	4.20	4.29		1.31	0.44

Specific	4.96	3.52	3.42		0.90	0.32
IBNR	0.93	0.67	0.86		0.41	0.12

Total	5.89	4.20	4.29		1.31	0.44

Allowance at end of year as a percentage of impaired loans at end of year
Ireland	50.76	45.54	42.17		31.84	63.72
United Kingdom	39.38	41.80	46.76		39.15	32.65

Total	47.23	44.36	43.26		33.45	56.16

Average loans to customers(1) (€m)	113,582	131,016	138,396		140,905	134,269

Provisions charged to income as a percentage of average loans to customers:
Specific	1.57	1.86	3.34		0.75	0.14
IBNR	0.18	(0.24)	0.57		0.27	0.03

Total	1.75	1.62	3.91		1.02	0.17

Net loans charged off as a percentage of average loans to customers	0.54	0.56	0.14	*	0.17	0.02

(1)
Average loans include average interest earning and non-interest earning loans.

*
Annualised.

Loans charged off

The following table provides information regarding loans charged off for the year ended 31 December 2011 and 2010, the nine months ended 31 December 2009 and for each of the two years ended 31 March 2009 and 2008 using data prepared in accordance with IFRS.

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months to 31 December 2009 €m	Year ended 31 March 2009 €m	Year ended 31 March 2008 €m
Ireland
Personal
— Residential mortgages	2.3	7.0	—	0.1	0.1
— Other lending	109.1	165.8	41.6	77.2	9.1
Property and construction	15.2	124.9	0.7	0.8	2.4
Business and Other Services	66.7	41.8	5.0	113.1	14.0
Manufacturing	50.0	140.3	0.4	2.8	2.4
Distribution	31.6	40.0	7.1	1.3	1.1
Transport	7.1	16.9	—	—	—
Financial	6.4	22.2	—	—	—
Agriculture	4.0	7.0	0.1	2.1	0.9
Energy	0.8	0.2	—	—	—

	293.2	566.1	54.9	197.4	30.0

United Kingdom
Personal
— Residential mortgages	46.5	36.7	29.4	9.6	2.9
— Other lending	37.4	36.9	34.5	8.8	6.9
Property and construction	151.3	74.8	—	14.3	1.0
Business and Other Services	52.7	7.6	19.6	8.5	1.1
Manufacturing	2.3	0.9	0.3	3.3	0.5
Distribution	25.4	0.2	6.5	2.7	0.2
Transport	0.5	0.5	—	—	—
Financial	4.9	9.3	—	—	—
Agriculture	1.4	0.9	—	0.1	0.1
Commercial mortgages	—	—	—	—	—

	322.4	167.8	90.3	47.3	12.7

Group total	615.6	733.9	145.2	244.7	42.7

Recoveries of loans previously charged off

The following table presents an analysis of the Group's recoveries of loans previously charged off (net of legal fees) for the year ended 31 December 2011 and 2010, the nine months ended 31 December 2009 and for each of the two years ended 31 March 2009 and 2008 using data prepared in accordance with IFRS.

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months to 31 December 2009 €m	Year ended 31 March 2009 €m	Year ended 31 March 2008 €m
Ireland
Personal
— Residential mortgages	(2.2)	(1.1)	—	—	—
— Other lending	6.1	0.6	0.2	2.0	4.7
Property and construction	(1.5)	(1.6)	—	—	—
Business and Other Services	0.2	(0.8)	0.7	1.4	4.9
Manufacturing	—	—	—	—	—
Distribution	—	(0.1)	—	—	0.1
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Agriculture	—	(0.2)	—	—	0.4

	2.6	(3.2)	0.9	3.4	10.1

United Kingdom
Personal
— Residential mortgages	(0.2)	2.2	0.3	4.0	2.2
— Other lending	4.2	3.8	1.6	—	1.0
Property and construction	—	—	—	0.9	—
Business and Other Services	0.3	2.4	0.4	—	—
Manufacturing	—	—	—	—	—
Distribution	—	—	—	—	—
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Agriculture	—	—	—	—	—
Commercial mortgages	—	—	—	—	—

	4.3	8.4	2.3	4.9	3.2

Group total	6.9	5.2	3.2	8.3	13.3

Analysis of allowances for loan losses by sector

The following table presents an analysis of allowances for loan losses at 31 December 2011, 2010, 2009 and at 31 March 2009 and 2008, using data prepared in accordance with IFRS.

	31 December 2011 €m	31 December 2010 €m	31 December 2009 €m	31 March 2009 €m	31 March 2008 €m
Ireland
Personal
— Residential mortgages	606.5	377.0	133.2	49.3	0.0
— Other lending	194.5	223.3	271.7	195.0	136.0
Property and construction	1,884.1	1,395.5	2,207.5	371.0	46.0
Business and Other Services	615.1	491.3	406.7	174.0	125.0
Manufacturing	171.5	153.7	247.7	52.5	20.5
Distribution	344.9	265.7	163.9	30.0	20.4
Transport	58.4	48.0	—	—	—
Financial	6.4	10.2	—	—	—
Agriculture	58.7	42.8	29.8	14.0	10.6
Energy	23.4	7.5	10.3	10.7	0.2

	3,963.5	3,015.0	3,470.8	896.5	358.7

United Kingdom
Personal
— Residential mortgages	56.1	63.2	34.1	26.2	5.5
— Other lending	40.7	39.7	33.9	40.7	20.6
Property and construction	1,051.5	890.5	969.9	221.9	16.5
Business and Other Services	164.6	149.4	86.6	16.5	11.3
Manufacturing	63.7	40.1	1.8	1.5	2.2
Distribution	9.0	23.3	14.7	13.9	11.2
Transport	3.4	0.6	—	—	—
Financial	11.6	15.3	—	—	—
Agriculture	1.9	1.6	0.1	0.6	0.3
Commercial mortgages	—	—	—	—	—

	1,402.5	1,223.7	1,141.1	321.3	67.6

Total specific allowance	5,366.0	4,238.7	4,611.9	1,217.8	426.3

Total IBNR allowance	999.1	811.1	1,163.1	563.2	169.8

Total Group allowance	6,365.1	5,049.8	5,775.0	1,781.0	596.1

Loan losses as a percentage of total loans

The following table presents an analysis of allowances for loan losses as a percentage of total loans at 31 December 2011, 2010 and 2009 and at 31 March 2009 and 2008 using data prepared in accordance with IFRS.

	31 December 2011%	31 December 2010%	31 December 2009%	31 March 2009%	31 March 2008%
Ireland
Personal
— Residential mortgages	2.18	1.34	0.47	0.18	—
— Other lending	9.76	9.30	9.35	5.73	2.06
Energy	2.79	0.52	0.72	0.42	0.02
Business and other services	6.69	5.08	3.39	1.61	1.37
Manufacturing	5.43	4.04	5.49	0.87	0.35
Distribution	9.94	6.82	3.67	0.90	0.55
Transport	4.92	3.92	—	—	—
Financial	0.71	0.58	—	—	—
Agriculture	3.61	2.66	1.73	0.73	0.77
Property and construction	18.15	11.87	11.34	1.92	0.23

	6.54	4.59	4.53	1.15	0.46

United Kingdom
Personal
— Residential mortgages	0.19	0.20	0.11	0.08	0.02
— Other lending	3.08	3.06	2.37	1.82	0.73
Property and construction	10.31	6.60	6.05	1.52	0.18
Business and Other Services	4.28	3.35	2.39	0.27	—
Manufacturing	5.62	2.54	0.10	0.09	—
Distribution	1.52	3.08	2.80	1.75	0.11
Transport	1.72	0.18	—	—	1.98
Financial	4.43	4.95	—	—	—
Agriculture	0.93	1.01	0.04	1.05	0.27
Energy	—	—	—	0.05	—
Commercial mortgages	—	—	—	—	0.39

	2.95	2.24	1.96	0.56	0.12

Total specific allowance	4.96	3.52	3.42	0.90	0.31

Total IBNR allowance	0.93	0.67	0.87	0.41	0.12

Total Group allowance	5.89	4.20	4.29	1.31	0.44

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

The table below details the information using data prepared in accordance with IFRS for the year ended 31 December 2011 and 2010, the nine months ended 31 December 2009 and for each of the two years ended 31 March 2009 and 2008.

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months to 31 December 2009 €m	Year ended 31 March 2009 €m	Year ended 31 March 2008 €m
Loans accounted for on a non-accrual basis
Ireland(1)	8,450	6,934	8,490	2,984	549
United Kingdom(1)	3,204	2,719	2,446	838	133

Total	11,654	9,653	10,936	3,822	682

Accruing loans which are contractually past due 90 days or more as to principal or interest(2)
Ireland	838	862	1,692	1,159	255
United Kingdom	986	869	722	341	125

Total	1,824	1,731	2,414	1,500	380

Home Mortgage Loans—Accruing loans which are contractually past due 90 days or more as to principal or interest(3)
Ireland	1,361	760	699	430	198
United Kingdom	603	711	661	516	194

Total	1,964	1,471	1,360	946	392

Total risk elements in lending	15,442	12,855	14,710	6,268	1,454

Restructured loans not included above	722	115	189	71	—

(1)
Includes loans in Ireland and the UK where interest is accrued but provision has been made. The loans on which no interest is accrued amounted to €1,124 million at 31 December 2011 (31 December 2010: €554 million, 31 December 2009: €3,342 million, 31 March 2009: €1,194 million and 31 March 2008: €358 million) and the provisions thereon amounted to €724 million at 31 December 2011 (31 December 2010: €383 million, 31 December 2009: €1,299 million, 31 March 2009: €369 million and 31 March 2008: €199 million).

(2)
Overdrafts generally have no fixed repayment schedule and are not included in this category.

(3)
Includes Home Mortgage Loans in Ireland and the UK (31 December 2011: €1,361 million in Ireland and €603 million in the UK) which are secured and, typically in the UK, where the original loan to value ratio exceeds 75%, benefit from mortgage indemnity insurance.

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

Cross Border Outstandings

Cross border outstandings are those outstandings that create claims outside a reporting center's country unless loaned in and funded or hedged in the local currency of the borrower. They comprise loans, acceptances, interest bearing deposits with other banks, other interest bearing investments, leases and any other monetary assets, but exclude finance provided within the Bank of Ireland Group. The geographical and sectoral breakdown is based on the country and sector of the borrower or of the guarantor of ultimate risk.

Cross border outstandings exceeding 1% of total assets are set forth in the following table.

	Banks and other financial institutions €m	Government and official institutions €m	Commercial and industrial and other private sector €m	Total €m	As percentage of total assets(1) %
Loans accounted for on a non-accrual basis
As at 31 December 2011, United Kingdom	817	—	910	1,727	1.12%
As at 31 December 2010, United Kingdom	1,334	—	1,521	2,855	1.70%
As at 31 December 2009, United Kingdom	1,593	—	1,104	2,697	1.49%

(1)
Assets, consisting of total assets as reported in the consolidated balance sheet plus acceptances were €154.9 billion at 31 December 2011 (€167.5 billion at 31 December 2010 and €181.1 billion at 31 December 2009).

Cross border outstandings to borrowers in countries in which such outstandings amounted to between 0.75% and 1.0% of total assets in aggregate were €nil million at 31 December 2011, €nil at 31 December 2010 and €nil at 31 December 2009. In December 2011 there were no such cross border outstandings (December 2010: €nil; December 2009: €nil).

Debt Securities

The following table shows the book value of Bank of Ireland Group's debt securities at 31 December 2011, 31 December 2010 and 31 December 2009.

	31 December 2011 €m	31 December 2010 €m	31 March 2009 €m
Irish Government	4,222	3,131	1,026
Other European Government	347	605	29
US Treasury and US Government agencies	1	—	—
Mortgage backed obligations	—	—	—
Collateralised Mortgage Obligations	385	473	530
Corporate bonds	4,911	10,875	18,741
Other securities	343	442	558

	10,209	15,526	20,884

The market value of Bank of Ireland Group's Irish Government securities (the book value of which exceeded 10% of stockholders' equity) at 31 December 2011 was €4.2 billion (31 December 2010: €3.1 billion, 31 December 2009: €1.0 billion).

The following table categorises the Group's available for sale debt securities by maturity and weighted average yield at 31 December 2011.

	At 31 December 2011
	Less than 1 year		More than 1 year less than 5 years		More than 5 year less than 10 years		After 10 years
	Market value €m	Weighted average percent yield %	Market value €m	Weighted average percent yield %	Market value €m	Weighted average percent yield %	Market value €m	Weighted average percent yield %
Irish Government	437	4.3%	2,798	7.1%	987	7.3%	—	—
Other European Government	319	2.7%	28	5.2%	—	—	—	—
US Treasury & US Government agencies	1	0.2%	—	—	—	—	—	—
Mortgage backed obligations	—	—	—	—	—	—	—	—
Collateralised mortgage obligations	133	1.6%	173	2.3%	45	2.5%	34	3.1%
Corporate bonds	853	3.0%	3,085	3.7%	853	4.5%	120	4.4%
Other	157	1.9%	51	1.5%	135	13.7%	—	—

Total market value	1,900		6,135		2,020		154

Maturity is remaining contractual maturity except for mortgage backed securities where maturity has been calculated on an expected duration basis. The weighted average yield for each range of maturities is calculated by dividing the annual interest income prevailing at the balance sheet date by the book value of securities held at that date.

The figures included in the table above are net of impairment charges of €21 million in the year ended 31 December 2011 (year ended 31 December 2010: €168 million, nine months ended 31 December 2009: €2 million).

Loans and Advances to Banks

The Group places funds with other banks for a number of reasons, including liquidity management, the facilitation of international money transfers and the conduct of documentary credit business with correspondent banks.

Limits on the aggregate amount of placings that may be made with individual institutions are established in accordance with Group credit policy.

The following table analyses placings with banks, based on the branches from which the placing is made for the year ended 31 December 2011, the year ended 31 December 2010 and the nine months ended 31 December 2009. Placings with banks are included in Loans and Advances to Banks in the financial statements.

	31 December 2011 €m	31 December 2010 €m	31 December 2009 €m
Placings with banks repayable within 30 days:
Domestic	4,346	4,531	4,021
Foreign	2,102	2,245	39

Total	6,448	6,776	4,060

Placings with banks repayable beyond 30 days:
Domestic	526	608	923
Foreign	1,085	74	48

Total	1,611	682	971

Total	8,059	7,458	5,031

LIABILITIES

Deposits

The following table analyses average deposits by customers based on the location of the branches in which the deposits are recorded for the year ended 31 December 2011, the year ended 31 December 2010 and the nine months ended 31 December 2009.

	31 December 2011 €m	31 December 2010 €m	31 December 2009 €m
Branches in Ireland	42,371	51,089	51,612
Branches outside Ireland	24,020	26,454	31,183

Total	66,391	77,543	82,795

	Average interest rate during year ended 31 December 2011%	Year ended 31 December 2011 €m	Average interest rate during year ended 31 December 2010%	Year ended 31 December 2010 €m	Average interest rate during 9 months ended 31 December 2009%	9 months ended 31 December 2009 €m
Branches in Ireland
Current accounts:
Interest bearing	0.3	1,107	0.1	2,203	0.2	864
Non-interest bearing	—	11,519	—	9,519	—	9,315
Deposit accounts:
Demand	0.5	9,306	0.6	17,799	0.3	18,253
Time	3.0	20,439	1.9	21,568	1.9	23,180

Total branches in Ireland		42,371		51,089		51,612

Branches outside Ireland
Current accounts:
Interest bearing	1.1	2,443	1.1	4,023	0.5	2,387
Non-interest bearing	—	1,343	—	45	—	17
Deposit accounts:
Demand	1.7	8,274	0.8	12,235	0.7	13,908
Time	3.0	11,960	3.8	10,151	4.9	14,871

Total branches outside Ireland		24,020		26,454		31,183

Total		66,391		77,543		82,795

Rates for the nine month period are annualised. The interest rates shown above exclude the cost of the ELG scheme which is included within interest expense in the consolidated income statement (see note 4 to the consolidated financial statements). The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit.

Current accounts are checking accounts raised through the Group's branch network and in Ireland are primarily non-interest bearing. Demand deposits bear interest at rates which vary from time to time. Such accounts are not subject to withdrawal by check or similar instrument and have no fixed maturity dates.

Time deposits are generally larger and bear higher rates of interest than demand deposits but have predetermined maturity dates.

The following table shows details of the Group's large time deposits and certificates of deposit (US$100,000 and over or the equivalent in other currencies) by time remaining until maturity.

	At 31 December 2011
	0-3 months €m	3-6 months €m	6-12 months €m	Over 12 months €m
Time deposits
Domestic branches	13,207	1,415	781	1,374
Foreign branches	3,053	1,600	9	47
Certificates of deposit
Domestic branches	—	—	16	—
Foreign branches	—	—	—	—

	16,260	3,015	806	1,421

Non-resident deposits held in domestic branches at 31 December 2011 accounted for approximately 2% of total deposits.

Return on Equity and Assets

Please see Table 2 In "Selected Consolidated Financial Data" on page 10 for further details.

Short-Term Borrowings

The following table shows details of short term borrowings of the Group for the year ended 31 December 2011, the year ended 31 December 2010 and the nine months ended 31 December 2009.

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Debt securities in issue
End of year outstandings	19,124	28,693	43,144
Highest month-end balance	28,086	45,274	43,144
Average balance	21,414	37,187	40,560
Average rate of interest
At year end	4.2%	1.7%	1.6%
During year	3.2%	2.2%	1.5%
Deposits by banks
End of year outstandings	1,949	5,097	4,909
Highest month end balance	7,891	6,747	10,199
Average balance	5,416	4,299	8,354
Average rate of interest
At year end	1.6%	1.9%	0.7%
During year	2.9%	1.1%	0.8%
Repurchase agreements
End of year outstandings	29,585	35,978	12,994
Highest month end balance	36,869	35,978	27,144
Average balance	33,102	21,396	17,980
Average rate of interest
At year end	1.4%	1.3%	0.9%
During year	1.6%	1.0%	0.8%

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

Item 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The strategic direction of the Group is provided by the Court of Directors (the "Court") which comprises executive and non-executive Directors. Management is delegated to certain officers and committees of the Court. The table below details the roles held by members of the Court of Directors, the years in which they were appointed a Director and, in the case of Executive Directors, the year of their appointment to their present position in square brackets. This information is correct as at 20 March 2012.

Name	Age	Position held	Year appointed a Director
Directors
Patrick Molloy	74	Governor	2009
Patrick O'Sullivan	62	Deputy Governor and Senior Independent Director	2009
Richie Boucher [2009]	53	Group Chief Executive	2006
Andrew Keating [2012]	41	Group Chief Financial Officer	2012
Jerome Kennedy	63	Non-Executive Director	2007
Tom Considine	67	Non-Executive Director	2009
Joe Walsh	68	Non-Executive Director	2009
Patrick Kennedy	42	Non-Executive Director	2010
Kent Atkinson	66	Non-Executive Director	2012
Pat Butler	51	Non-Executive Director	2011
Patrick Haren	61	Non-Executive Director	2012
Patrick Mulvihill	49	Non-Executive Director	2011
Executive Officers
Des Crowley	52	Chief Executive Officer, Retail (UK)
Denis Donovan	58	Acting Chief Executive, Corporate and Treasury and Head of Non Core
Julie Sharp	46	Head of Group HR
Helen Nolan	54	Group Secretary
Peter Morris	55	Chief Governance Risk Officer
Liam McLoughlin	48	Chief Executive Officer, Retail (Ireland)
Vincent Mulvey	51	Chief Credit and Market Risk Officer
Senan Murphy	43	Head of Group Manufacturing

Non-Executive Officers

Patrick Molloy (74)

Governor

Patrick was Group Chief Executive Officer of the Bank from 1991 to 1998. He subsequently served as a non-executive Director from 1998 to 2001. He has served as a non-executive Director on the Boards of CRH plc, Eircom plc, Waterford Wedgewood plc and Enterprise Ireland. He was Chairman of Enterprise Ireland and CRH plc.

Patrick has extensive experience of Bank of Ireland and the financial services industry having served as Group Chief Executive Officer of the Bank from 1991 to 1998. He gained experience in finance, risk management, multinational financial reporting and corporate strategic development through membership of the boards of CRH plc, Eircom plc and Waterford Wedgewood plc. He is a Fellow of the Institute of Bankers.

Term of Office: Appointed to the Court in June 2009 and Governor in July 2009 (2.5 years).

External Appointments include: Chairman of Blackrock Hospital Limited, Chairman of the Hugh Lane Gallery Trust and member of the Board of the Dublin Adult Learning Centre.

Committee Appointments include: Chairman of the Group Nomination and Governance Committee since July 2009 (2.5 years) and member of the Group Remuneration Committee since July 2009 (2.5 years).

Patrick O'Sullivan (62)

Deputy Governor and Senior Independent Director

From 2007 until 2009, Patrick was Vice Chairman of Zurich Financial Services where he had specific responsibility for its international businesses. He previously held roles at Zurich as Group Financial Officer and Chief Executive Officer, General Insurance and Banking, of its UKISA division. He is currently Chairman of Old Mutual plc. His prior experience includes positions as Chief Executive Officer, Zurich's UK general insurance business Eagle Star Insurance (London); Chief Operating Officer, Barclays DE Zoete Wedd Holdings (London); Managing Director, Financial Guaranty Insurance Company (part of GE Capital) (London & New York); Executive Director, Goldman Sachs International (London) and General Manager, Bank of America Futures (London).

Patrick has extensive international financial services experience gained over a period of more than thirty five years through his positions with Zurich, Old Mutual plc, Man Group plc, Goldman Sachs, Bank of America, Barclays and Eagle Star. As a Fellow of the Institute of Chartered Accountants in Ireland and a member of the International Accounting Standards Board Insurance Working Group on IFRS, he has particular insight into accounting standards and their application in the financial services industry.

Term of Office: Appointed to the Court in July 2009 (2.5 years).

External Appointments include: Chairman of Old Mutual plc, Senior Independent Director of Man Group plc and non-executive Director of COFRA Group in Switzerland. Chairman of UK Government Shareholder Executive.

Committee Appointments include: Member of the Group Audit Committee since August 2009 (2.5 years), Court Risk Committee since August 2009 (2.5 years) (retired in January 2012) and Group Nomination and Governance Committee since June 2011 (0.5 years).

Executive Directors

Richie Boucher (53)

Group Chief Executive

Richie was appointed Group Chief Executive Officer in 2009. He joined the Group as Chief Executive, Corporate Banking in December 2003 from Royal Bank of Scotland. He was appointed Chief Executive, Retail Financial Services Ireland in January 2006. He is a past President of the Institute of Bankers in Ireland (2008) and of the Irish Banking Federation (2006).

Richie has over thirty years' experience in all aspects of financial services. He has held a number of key senior management roles within the Bank of Ireland, Royal Bank of Scotland and Ulster Bank through which he has developed extensive leadership, strategy development, financial, people, operational and risk management skills. He is a Fellow of the Institute of Bankers.

Term of Office: Appointed to the Court in October 2006 (5.5 years) and appointed Chief Executive Officer in February 2009 (3 years).

External Appointments include: None.

Committee Appointments include: None.

Andrew Keating (41)

Group Chief Financial Officer

Andrew joined the Group in 2004, prior to which he held a number of senior finance roles, including Chief Accountant, with Ulster Bank, having qualified as a Chartered Accountant with Arthur Andersen in Dublin and Brisbane. Prior to his appointment as Group Chief Financial Officer, Andrew held a number of executive finance roles including Director of Group Finance and Director of Group Finance Services.

Andrew is an experienced finance professional having worked for fourteen years in senior finance and leadership roles in Bank of Ireland and Ulster Bank. He has an expert knowledge of financial reporting and related regulatory and governance requirements. He is a Fellow of the Institute of Chartered Accountants in Ireland.

Term of Office: Appointed to the Court in February 2012.

External Appointments include: None.

Committee Appointments include: None.

Non-Executive Directors

Jerome Kennedy (63)

Jerome spent twenty four years (1980 - 2004) as a Partner in KPMG providing audit and advisory services to a range of Irish companies and Irish subsidiaries of multinational groups. He was Managing Partner of KPMG Ireland and a Board member of KPMG Europe from 1995 to 2004.

Jerome brings to the Board extensive experience of financial reporting, related regulatory issues and the provision of business advisory services. He has significant strategic and leadership experience as a former Managing Partner and as a Board member of KPMG Europe and KPMG Worldwide. He is an experienced non-executive Director and serves on the boards of Total Produce plc and the Caulfield McCarthy Group. He is a Fellow of the Institute of Chartered Accountants in Ireland.

Term of Office: Appointed to the Court in July 2007 (4.5 years).

External Appointments include: Non-executive Director of Total Produce plc where he chairs the Audit Committee. Chairman of the Caulfield McCarthy Group Retail. Member of the Irish Board of the UCD Michael Smurfit Graduate Business School.

Committee Appointments include: Chairman of the Group Audit Committee since August 2009 and member since September 2007 (4.5 years) and member of the Group Remuneration Committee since September 2010 (1.5 years) (retired in January 2012) and Court Risk Committee since July 2009 (2.5 years).

Tom Considine (67)

Tom is a former Secretary General of the Department of Finance and a former member of the Advisory Committee of the National Treasury Management Agency. He was also formerly a board member of the Central Bank and Financial Services Authority of Ireland and former member of the Council of the Economic & Social Research Institute.

Tom was nominated as a director of the Bank by the Minister for Finance under the terms of the Credit Institutions (Financial Support) Scheme, 2008 and consequently was not required to stand for election or regular re-election by stockholders. While, at the time of nomination, a description of the skills and expertise brought to the Board by this appointment was not provided by the Government, his experience was apparent from the roles he had held and the Court notes the value and benefit gained from Tom's membership of the Court and its Committees through his judgement and quality of contribution.

Tom has extensive experience in the public service, including at the most senior level in the Department of Finance and representing Ireland at European Union level. He has experience in finance at a strategic level, financial regulation, fiscal policy and risk management. As a former Secretary General of the Department of Finance and board member of the Central Bank and Financial Services Authority, he has a broad experience of the wider macroeconomic environment and related policy issues. He is a Fellow of the Association of Chartered Certified Accountants.

Term of Office: Appointed to the Court in January 2009 (3 years).

External Appointments include: President of the Institute of Public Administration.

Committee Appointments include: Chairman of the Court Risk Committee since July 2009 (2.5 years) and a member of the Group Audit Committee since January 2009 (3 years).

Joe Walsh (68)

Joe served as Minister for Agriculture from 1992 to 1994 and from 1997 to 2004, having previously served as Minister for Food from 1987. He retired from the Cabinet in September 2004.

Joe was nominated as a director of the Bank by the Minister for Finance under the terms of the of the Credit Institutions (Financial Support) Scheme, 2008 and was not required to stand for election or regular re-election by stockholders. While, at the time of nomination, a description of the skills and expertise brought to the Board by this appointment was not provided by the Government, his experience was apparent from the roles he had held and the Court notes the value and benefit gained from Joe's membership of the Court and its Committees through his judgement and quality of contribution.

Joe has significant public service experience at local and European level having served as both Minister for Agriculture and Minister for Food and having chaired the E.U. Council of Agriculture Ministers. These leadership roles provided experience at a strategic level and a deep understanding of the wider macro-economic, political and regulatory environment.

Term of Office: Appointed to the Court in January 2009 (3 years).

External Appointments include: Chairman of Cork Racecourse (Mallow) Limited, Horse Sport Ireland, Irish Hunger Task Force and a Director of SouthWestern Business Process Services Limited.

Committee Appointments include: Member of the Group Nomination and Governance Committee since January 2009 (3 years). Member of Group Remuneration Committee since January 2009 (3 years) and Chairman since December 2011.

Patrick Kennedy (42)

Patrick is Chief Executive of Paddy Power plc having been appointed in 2006. He has served as an Executive Director of Paddy Power plc since 2005 and a non-executive Director since 2004, during which time he served as Chairman of the Audit Committee. He has been a member of the Risk Committee of Paddy Power plc since 2006. Prior to joining Paddy Power, Patrick worked at Greencore Group plc for seven years, where he was Group Chief Financial Officer and also held a number of senior strategic and corporate development roles. Patrick also worked with KPMG Corporate Finance in Ireland and the Netherlands and as a strategy consultant with McKinsey & Company in London, Dublin and Amsterdam.

As an experienced Chief Executive Officer and Finance Director, Patrick brings to the Board a background in international business, management, finance, corporate transactions, strategic development and risk management through his involvement in Paddy Power plc, Elan Corporation plc (where he is Chairman of the Leadership, Development and Compensation Committee), Greencore Group plc and McKinsey & Company. He is a Fellow of the Institute of Chartered Accountants in Ireland.

Term of Office: Appointed to the Court in July 2010 (1.5 years).

External Appointments include: Chief Executive of Paddy Power plc since 2006. Non-executive Director of Elan Corporation plc.

Committee Appointments include: Member of the Group Remuneration Committee since January 2011 (1 year) and Court Risk Committee since January 2011 (1 year).

Kent Atkinson (66)

Kent was Group Finance Director of Lloyds TSB Group between 1994 and 2002. Prior to that he held a number of senior executive appointments in Retail Banking with Lloyds, including Regional Executive Director for their South East region and worked for twenty two years in South America and the Middle East with the Group.

Kent has significant experience as a non-executive Director across a range of international companies serving currently as a member of the Boards of UK Asset Resolution Limited (which includes Bradford & Bingley plc and Northern Rock (Asset Management) plc), Coca-Cola Hellenic Bottling Company S.A. and Gemalto N.V. and formerly as a member of the boards of Standard Life plc, Telent plc (previously Marconi Corporation plc), Cookson Group plc and Millicom International Cellular S.A.. Through these entities he has also gained significant governance, risk management and financial oversight experience having acted in the capacity of Senior Independent Director with three of those companies, a member of all seven Audit Committees and Chair of five and been a member of two Remuneration Committees, three Risk Committees, one Nominations Committee and one Strategy and M&A Committee.

Term of Office: Appointed to the Court in January 2012.

External Appointments include: Member of the Board of UK Asset Resolution Limited (which includes Bradford & Bingley plc and Northern Rock (Asset Management) plc), where he is the Senior Independent Director, Chair of the Audit Committee and a Member of the Risk Committee. Member of the board of Coca-Cola Hellenic Bottling Company S.A. where he is the Senior Independent Director and Chair of the Audit Committee. Member of the Board of Gemalto N.V. where he is a member of the Audit Committee and a member of the Strategy and M&A Committee.

Committee Appointments include: Member of the Group Audit Committee since January 2012 and the Court Risk Committee since January 2012.

Pat Butler (51)

Pat is a partner of the Resolution Group, a financial services investment firm. Prior to this he spent twenty five years with McKinsey & Co., where he was a senior director and led the firm's UK Financial Services Practice and its EMEA Retail Banking Practice. At McKinsey, he worked with banks, insurance companies and asset managers in the UK, US, Australia, South Africa, Middle East and several European countries—as well as a range of companies outside financial services—on issues of strategy, operations and organisation.

Pat brings to the Board extensive strategic experience in a broad range of industries with an international profile, and an in-depth strategic and operational knowledge of the European and International Banking sector in particular. He is a Fellow of the Institute of Chartered Accountants in Ireland.

Term of Office: Appointed to the Court in December 2011.

External Appointments include: None.

Committee Appointments include: Member of the Group Nomination and Governance Committee since December 2011 and Court Risk Committee since December 2011.

Patrick Haren (61)

Patrick is a former Chief Executive Officer of the Viridian Group, having joined Northern Ireland Electricity (NIE), in 1992 as Chief Executive Officer. He previously worked with the ESB, including as Director, New Business Investment, ESB and also served as a board member of Invest Northern Ireland for a number of years.

An experienced Chief Executive Officer, Patrick has gained extensive strategic, corporate development and transactional experience, having led the privatisation of NIE by IPO in 1993 and growing the business under the new holding company Viridian through 2000 to 2007, positioning the company as the market leader in independent electricity generation and supply in competitive markets in Ireland, North and South.

Term of Office: Appointed to the Court in January 2012.

External Appointments include: None.

Committee Appointments include: Member of the Group Audit Committee since January 2012 and Group Remuneration Committee since January 2012.

Patrick Mulvihill (49)

Patrick spent much of his career at Goldman Sachs, retiring in 2006, most recently as Global Head of Operations covering all aspects of Capital Markets Operations, Asset Management Operations and Payment Operations. He previously held the roles of Co-Controller, Co-Head of Global Controller's Department, covering financial/management reporting, regulatory reporting, product accounting and payment services. He also was a member of the firm's Risk, Finance and Credit Policy Committees.

Patrick has over twenty years experience of international financial services, having spent much of his career at Goldman Sachs where he held a number of senior management roles based in London and New York. As a result, he has an in depth knowledge of financial and management reporting, regulatory compliance, operational, risk and credit matters within a significant financial institution with an international focus. Patrick is a Fellow of the Institute of Chartered Accountants in Ireland.

Term of Office: Appointed to the Court in December 2011.

External Appointments include: Non-executive Director of Goldman Sachs Bank (Europe) plc.

Committee Appointments include: Member of the Group Audit Committee since December 2011 and Court Risk Committee since December 2011.

The information below is as at 20 March 2012.

Senior Independent Director

Patrick O'Sullivan

Group Audit Committee

Jerome Kennedy (Chairman)
Kent Atkinson
Tom Considine
Patrick Haren
Patrick Mulvihill
Patrick O'Sullivan

Group Remuneration Committee

Joe Walsh (Chairman)
Patrick Haren
Patrick Kennedy
Patrick Molloy

Group Nomination and Governance Committee

Patrick Molloy (Chairman)
Pat Butler
Patrick O'Sullivan
Joe Walsh

Court Risk Committee

Tom Considine (Chairman)
Kent Atkinson
Pat Butler
Jerome Kennedy
Patrick Kennedy
Patrick Mulvihill

Group Risk Policy Committee

Vincent Mulvey (Chairman)
Richie Boucher
Des Crowley
Denis Donovan
Andrew Keating
Liam McLoughlin
Peter Morris
Declan Murray
Helen Nolan
Mick Sweeney

Group Investment Committee

Richie Boucher (Chairman)
Des Crowley
Denis Donovan
Andrew Keating
Liam McLoughlin
Peter Morris
Vincent Mulvey
Helen Nolan
Julie Sharp
Senan Murphy

Trustees of the Bank Staff Pensions Fund

Heather Ann McSharry (Chairman)
Tom Considine
Patrick O'Sullivan

Terms of Office of the Directors

With the exception of those Directors appointed by the Minister for Finance, all Directors appointed between Annual General Courts are submitted to stockholders for election at the first Annual General Court following their co-option. In line with emerging corporate governance practice all Directors who sought re-election have done so on an annual basis. The normal retirement age for Executive Directors is 60.

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

During 2011 the Remuneration Committee received independent remuneration advice from a number of external advisers on a range of issues relating to remuneration.

A key item of focus for the Group Remuneration Committee in 2011 was the embedding of the European Banking Authority Remuneration Guidelines (the Guidelines) into the performance and reward structures across the Group.

European Banking Authority (EBA) Remuneration Guidelines

The Guidelines came into effect from 1 January 2011 and also passed into law in January 2011. The Group supports the over-arching aim of these guidelines, namely to ensure that remuneration structures are consistent with and promote effective risk management. The Group's Risk Strategy and Risk Appetite as set out on page 175 forms an integral element of remuneration structures, practices and frameworks. The Risk Strategy and Risk Appetite has been cascaded, as appropriate, throughout the Group.

During 2010 and in anticipation of the new Guidelines, changes were made to remuneration-related governance including the formal incorporation of more explicit links between the Remuneration Committee and the Risk Committee as well as the attendance of the Chief Credit and Market Risk Officer at Remuneration Committee meetings, as required, to provide independent input, from a risk perspective, into key remuneration decisions.

During 2011, the Group continued to embed the Guidelines into the performance and reward structures across the Group with the key areas of focus as follows:

Alignment of performance and reward with risk

This included a review of the Group's performance and reward structures and their alignment with risk. This work was supported by external advisers. The following key changes were made as a result of this review:

•
Strengthening of the Group's performance management system and its alignment with the Risk Strategy and Risk Appetite. This work has included the development of mandatory risk goals for all managers and executives and the inclusion of minimum performance weightings for particular key result areas for implementation in 2012.

•
Updating of the Group Remuneration Committee Terms of Reference and the Group's Remuneration Policy to reflect the Guidelines and the various commitments and undertakings given to the Minister for Finance as a condition of the Transaction Agreement with the Irish Government (July 2011).

Code Staff

In accordance with the Guidelines, the Group has completed a rigorous process to identify those employees deemed to be persons whose professional activities on behalf of the Group are deemed to have a material impact on the Group's risk profile (Code Staff).

In accordance with the requirements set out in the EU Capital Requirements Directive (CRD III), in 2011 the Group complied with its requirements to provide additional disclosures relating to information on Code Staff, the link between pay and performance, design and structure of remuneration and performance management, and remuneration expenditure for Code Staff. This disclosure was made as part of the Group's 2010 Pillar 3 disclosure in June 2011 which is available on the Group's website.

Remuneration Restrictions

The Group is currently operating under a number of remuneration restrictions which cover all Directors, Senior Executives, Employees and Service Providers across the Group. These restrictions were contained within the 'Subscription Agreement' with the Irish Government (March 2009) and subsequently in a number of commitments and undertakings which the Group gave to the Minister for Finance in respect of remuneration practices. These latter commitments and undertakings were a condition of the Transaction Agreement with the Irish Government (July 2011) which was part of the 2011 Recapitalisation of the Bank.

The Group is in compliance with the remuneration restrictions contained within both of these documents.

Group Remuneration Strategy

The Remuneration Strategy aims to support the Group's objectives of long term sustainability and success, sound and responsible risk management and good corporate governance. The application of this strategy is done in consideration of and in alignment with the Group's Risk Strategy and Risk Appetite.

In addition the strategy seeks to ensure that:

•
our efforts are aligned with and contribute to the long term sustainability, value creation and success of the Group;

•
as far as possible, we have the necessary platform to attract, retain and motivate high calibre employees;

•
as far as possible, we offer a competitive remuneration package across all markets, in a cost effective manner;

•
remuneration practices are simple, transparent, easy to understand and implement;

•
sound and effective risk management is reflected in performance management and remuneration structures and their alignment to performance targets and governance structures;

•
remuneration is applied in consideration of and in alignment with the Group's Risk Strategy and Risk Appetite and overall risk governance framework;

•
risk adjusted financial performance is an important measure when evaluating performance;

•
business and individual performance measures and targets are aligned with business objectives at either a Group or local business level, ensuring alignment with business strategy, risk measures and priorities and are based on a balanced scorecard approach;

•
all remuneration practices are subject to appropriate governance; and

•
we are compliant with all applicable regulatory remuneration requirements as they relate to the Group.

Performance Management

A robust performance management system and process, incorporating performance planning and review, remains critical and is a key pillar of the Group's EBA compliance.

The performance management system allows the Group to align individual, business unit and divisional performance to the Group's strategic objectives through an ongoing dialogue between managers and their direct team members ensuring a strong alignment to risk.

As noted earlier, in 2011 the Group's performance management system was strengthened to include a greater alignment with the Risk Strategy and Risk Appetite. This included the development of mandatory risk goals for all managers and executives and the inclusion of minimum performance weightings for particular key results areas for implementation in 2012.

The Balanced Scorecard and Key Result Areas (KRAs)

The Balanced Scorecard approach incorporated within the Group's performance and planning process is consistent with the Guidelines. It ensures that:

•
all key deliverables and accountabilities of a role are taken into account when performance is assessed. For example, financial results, risk management, impact on customers, leadership and development of people, regulatory and compliance requirements;

•
a comprehensive view of an individual's performance is taken, rather than focusing on one or two key areas to the detriment of others; and

•
organisational performance is continually enhanced by measuring both results and behaviours.

The Balanced Scorecard currently contains four Key Result Areas (KRAs), each with a minimum weighting of 10%, that apply to all executive roles in the Group:

KRA 1 Risk (previously Credit, Regulatory and Operational Risk)
KRA 2 Customer
KRA 3 Financial/Revenue/Cost/Efficiency
KRA 4 Leadership and People Development

The KRAs are agreed between the executive and his/her line manager at the beginning of the performance cycle. A formal interim review is conducted with regular informal reviews taking place at other times during the performance cycle. A formal end of year review occurs at the end of the performance cycle.

Goals set within these KRAs are linked to overall Divisional and Group Strategy, support the achievement of business unit objectives and are aligned to the Group's Risk Strategy and Risk Appetite.

Remuneration packages for Executive Directors

The total remuneration package of each executive Director is reviewed by the Group Remuneration Committee on an annual basis.

For the year ended 31 December 2011, the remuneration packages for Executive Directors were governed by the Group's commitments under both the Subscription Agreement (March 2009), and the various commitments and undertakings given to the Minister for Finance as a condition of the Transaction Agreement with the Irish Government (July 2011).

The key elements of the remuneration package in respect of the year ended 31 December 2011 were as follows (further detail is available in note 61 to the Consolidated Financial Statements):

•
Salary—Salaries are paid monthly and reviewed annually by the Group Remuneration Committee.

•
Retirement Benefits—The Executive Directors, including those who retired as Executive Directors during 2011, with the exception of Denis Donovan, are members of the Bank of Ireland Staff Pensions Fund, which is a contributory defined benefit scheme. Denis Donovan is a member of the Bank of Ireland Affiliated Pension Fund (formerly known as the Bank of Ireland Asset Management Pension Scheme) which is also a contributory defined benefit scheme. In 2010, in line with the Group Pensions Review, all of the Executive Directors voluntarily agreed to a series of pension benefit reductions. These included, where applicable:

–
a freeze on salary qualifying for pension purposes until April 2012;

–
capping of increases on salaries qualifying for pension purposes post April 2012;

–
a freeze on increases on pension in payment for up to three years post-retirement;

–
a cap on increases on pension in payment following that three year period; and

–
the payment of 2.5% pension fund member contribution if contributions were previously lower than this amount.

The Finance Act 2006 introduced a substantial tax charge on pension assets that exceeded certain limits. Having reviewed market responses to this development and having taken actuarial advice, in May 2006, the Remuneration Committee agreed that certain staff be offered an option (a) to continue with unchanged pension funding arrangements or (b) to elect for a revised arrangement whereby their prospective pension fund would be limited to the value of the standard pension cap (or their personal fund threshold, if applicable) together with a taxable, non pensionable, cash allowance in lieu of the pension benefit foregone under their existing contracts. Des Crowley, Denis Donovan and John O'Donovan received taxable cash allowances under this revised arrangement in lieu of pension benefit foregone during 2011.

Other potential elements of the remuneration package for Executive Directors are as follows:

•
Performance-related bonus scheme—A decision was taken by the Group Remuneration Committee that no bonuses would be paid to Executive Directors in respect of the year ended 31 December 2011;

•
Long Term Incentive Plan (LTIP)—No grants have been made under this plan since 2008. Under the LTIP, which is described in more detail in note 48 to the Consolidated Financial Statements on pages F-128 to F-129, conditional awards had previously been made to the Executive Directors as set out in the table on page F-176. The grant made in 2008 lapsed during 2011 due to the non-achievement of the performance conditions;

•
Executive Stock Option Scheme (ESOS)—No awards have been made under this scheme since 2008. The grant made in 2008 lapsed in 2011 due to the non-achievement of the performance conditions. All ESOS grants made in respect of the financial years ended 31 March 2002 to 31 March 2006 inclusive have no current economic value (for further details see note 48 to the Consolidated Financial Statements on pages F-127 to F-128);

•
Employee Stock Issue Scheme—As the Group did not achieve a profit before tax there was no stock issue under the Employee Stock Issue Scheme in 2011 (for further details see note 48 to the Consolidated Financial Statements on page F-126);

•
Sharesave Scheme—In 1999 the Group established a Sharesave Scheme (SAYE Scheme) for all eligible employees. Under the SAYE Scheme the Executive Directors and Secretary who participated were granted options over units of ordinary stock. No SAYE Scheme has been launched since the 2007 SAYE Scheme. At 31 December 2011, neither the Executive Directors nor the Group Secretary held any options under the scheme (for further details see note 48 to the Consolidated Financial Statements on pages F-126 to F-127); and

•
Service contracts—No service contract exists between the Group and any Director which provides for a notice period from the Group of greater than one year.

Group Pension Plans

The Group operates a number of pension plans in Ireland and overseas. The plans are funded and are primarily of the defined benefit type and the assets of the plans are held in separate trustee administered funds. Payments to these defined benefit funds are determined on an actuarial basis, designed to build up reserves during the working life of employees to pay the employees, or their dependants, a pension after retirement. A formal actuarial valuation is undertaken at least triennially to determine the payments to each of these defined benefit funds. At each valuation the funds' actuaries assess whether the liabilities of each fund, based on current salary levels, are fully funded on a discontinuance basis.

The total pension cost including curtailment gains for the Group in respect of the year ended 31 December 2011 was a credit of €84 million of which a credit of €66 million related to the main scheme.

Interest of Management in Certain Transactions

With the exception of the transactions with the NPRFC as noted below, no transaction material to the Group has been entered into in the last three fiscal years to which the Group or any of its subsidiaries was a party in which any member of key management personnel, any significant shareholder of the Group or any close family members had a direct or indirect material interest, and to the knowledge of the Group, no such transactions are presently proposed. Further details of Related Party Transactions with key management personnel are outlined in note 55 to the consolidated financial statements. For information about material transactions with the NPRFC see notes 49, 50 and 56 to the Consolidated Financial Statements. The NPRFC holds approximately 15.13% as at 20 March 2012 of the outstanding units of ordinary stock.

Indebtedness of Directors and Executive Officers

The aggregate amount of indebtedness of key management personnel (17 persons) and their connected persons, on normal commercial/staff terms, to the Bank of Ireland Group amounted to €8 million at 31 December 2011. The interest rates payable thereon and other terms were at prevailing market rates and terms and reflect ordinary commercial/staff transactions and do not involve more than the normal risk of collectability or present other unfavourable features. The aggregate amount of indebtedness of key management personnel of the Bank included in the above figure, on terms similar to those on which loans are made to members of staff generally, which are at interest rates more favourable than prevailing market rates, was €0.825 million at 31 December 2011. These staff loans were made in accordance with the US Sarbanes Oxley Act and the rules thereunder, which permits these loans if the loans are made on the same basis as, and on terms no more favourable than, loans made available to employees generally. For further information refer to note 55 to the Consolidated Financial Statements.

Corporate Governance Statement

The Court of Directors (the Court) is accountable to stockholders for the overall direction and control of the Group. It is committed to high standards of governance designed to protect the interests of stockholders and all other stakeholders while promoting the highest standards of integrity, transparency and accountability.

The Court's role is to provide leadership of the Group within the boundaries of Risk Appetite and a framework of prudent and effective controls which enable risk to be identified, assessed, measured and controlled. The Court sets the Group's strategic aims, ensuring that the necessary financial and human resources are in place for the Group to meet its objectives and review management performance.

The Court's oversight of risk and control is facilitated through delegation of certain responsibilities to Committees of the Court, the principal Committees being the Group Audit Committee (GAC), the Court Risk Committee (CRC), the Nomination & Governance Committee and the Group Remuneration Committee. Details of these Committees are set out on pages 145 to 152 and 133 to 134.

A key objective of the Group's governance framework is to ensure compliance with applicable legal and regulatory requirements. With effect from 1 January 2011, the Group is subject to the Central Bank of Ireland's Corporate Governance Code for Credit Institutions and Insurance Undertakings (the Irish Code which is available on www.centralbank.ie). The Governor and Company of the Bank of Ireland (the Bank) is subject to the additional requirements of Appendix 1 of the Irish Code for major institutions. The Directors believe that the Group complied with the Irish Code and the UK Corporate Governance Code (the UK Code, formerly the Combined Code published by the Financial Reporting Council in the UK), throughout 2011, otherwise than as set out below, and this report describes how the Bank applies the main and supporting principles of the UK Code. Specifically, the Group has complied with the provisions of the UK Code throughout the year ended 31 December 2011, except in the case of Tom Considine's membership of the GAC and Joe Walsh's membership of the Group Remuneration Committee—See comments on independence on page 144. This report also covers the disclosure requirements set out in the Irish Corporate Governance Annex to the Listing Rules of the Irish Stock Exchange, which supplement the requirements of the UK Code with additional corporate governance provisions, and apply to the Bank from January 2011.

On 1 December 2011, new fitness and probity standards (the Standards), issued by the Central Bank of Ireland, became effective for persons performing a prescribed 'controlled function' or a 'preapproval controlled function' in a Regulated Financial Service Provider (RFSP). The Standards, which apply on a phased basis from 1 December 2011, apply to persons performing any prescribed function in a RFSP and are based on requirements of competence, capability, honesty, integrity and financial prudence. The Group is in the process of implementing the requirements of the new Standards by the required dates.

At the end of 2010, the Group engaged a suitably qualified and independent firm to conduct an independent review of the Group's corporate governance against industry best practices. Arising from the recommendations of that review, it was agreed that an external evaluation of the performance of the Court should be conducted. Following its review of the Court's performance, the External Advisor presented its findings to the Central Bank of Ireland and the Group in December 2011, concluding that 'Board performance exceeded benchmarks on 45 dimensions out of 50, including critical areas such as knowledge, challenge and dissent'. The External Advisor also identified certain areas for possible improvement which the Court is in the process of addressing on the basis of their materiality and impact. Such an external review is now mandatory under the Irish Code at least once every three years.

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

The Court of Directors

Board Size and Composition

At close of business on 31 December 2011, the Court comprised nine Directors: the Governor, who was independent on appointment, one executive Director and seven non-executive Directors, five of whom are independent non-executive Directors. On 20 January 2012, two independent non-executive Directors (see below) were appointed to the Court and on 1 February 2012, one executive Director was appointed to the Court, bringing its current membership to twelve Directors, seven of whom are independent non-executive Directors.

In the interests of facilitating board renewal and a restructuring of the Court in 2011, three independent non-executive Directors (Paul Haran, Dennis Holt and Heather-Ann McSharry) did not offer themselves for re-election and retired from the Court at the conclusion of the Annual General Court in June 2011 (AGC). Reflecting the smaller size of the Court and the balance between executive and non-executive Directors (having regard to the UK Code requirement that at least half the board should comprise non-executive Directors), it was considered appropriate to reduce the complement of Executive Directors. Consequently, two Executive Directors (Des Crowley and Denis Donovan) did not offer themselves for re-election to the Court at the AGC. All of the other Directors who stood for election or re-election were elected or re-elected at the AGC. Patrick O'Sullivan succeeded Dennis Holt as Senior Independent Director and Deputy Governor, effective upon the retirement of Dennis Holt from the Court at the end of the AGC.

On 23 December 2011, Patrick Mulvihill and Pat Butler were appointed to the Court as non-executive Directors. John O'Donovan and Rose Hynes retired from the Court with effect from 31 December 2011. On 20 January 2012, Patrick Haren and Kent Atkinson were appointed to the Court as non-executive Directors. Andrew Keating was appointed Group Chief Financial Officer and an executive Director of the Court on 1 February 2012. Jerome Kennedy has indicated his intention to retire as a non-executive Director at the conclusion of the Annual General Court in 2012.

The composition of the Court is reviewed by the Nomination and Governance Committee and the Court to ensure that there is an appropriate mix of skills and experience. In doing so, the Court aims to appoint non-executive Directors who have the skills and experience needed for a comprehensive understanding of the Group's activities and the risks associated with them. While there is an ongoing process of planned Court renewal and refreshment, the Court regards its current size and composition as within a range which is sufficient to provide the broad range of skills and experience necessary to govern the business effectively, while enabling full and constructive participation by all Directors; it also ensures that the principal Court Committees are appropriately resourced. The Group ensures that individual Directors of the Court have sufficient time to dedicate to their duties, having regard to the limits on the number of directorships held by any individual Director as set out in the Irish Code. Under the terms of the Irish Code, the number of directorships of credit institutions and insurance undertakings held by a director shall not exceed three where one of the directorships held is in a major institution, and is limited to five directorships of non-financial institutions. Confirmation of directorships was sought from each Director in 2011 as part of the Bank's assessment of Directors under Fitness and Probity. This review indicated that, except in the case of one Director, the Directors were within the limits set out in the Irish Code. In the one case, where a total of six directorships were held, one of which was a directorship of a financial institution (i.e. of Bank of Ireland), the Central Bank of Ireland was notified and acknowledged that no further action was required.

The Court held thirteen scheduled and twenty-six unscheduled meetings during the year ended 31 December 2011. Agendas and papers are circulated prior to each meeting to provide the Directors with relevant information to enable them to discharge fully their duties. The Group Secretary provides dedicated support for Directors on any matter relevant to the business on which they require advice separately from or additional to that available in the normal Court process.

Biographical details, including each Director's background and experience, are set out on pages 128 to 133.

Attendance at scheduled and unscheduled meetings of the Court and its Committees during the year ended 31 December, 2011

	Court Scheduled		Court Unscheduled		Group Audit Committee Scheduled		Group Audit Committee Unscheduled		Group Nomination & Governance Committee Scheduled		Group Nomination & Governance Committee Unscheduled		Group Remuneration Committee Scheduled		Group Remuneration Committee Unscheduled		Court Risk Committee Scheduled		Court Risk Committee Unscheduled
Name	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B
Richie Boucher	13	13	26	26	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Pat Butler (Appointed 23 December 2011)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Tom Considine	13	13	26	26	8	8	4	4	—	—	—	—	—	—	—	—	7	7	2	2
Des Crowley*	7	7	12	11	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Denis Donovan*	7	7	12	12	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Paul Haran*	7	7	12	11	4	4	2	1	—	—	—	—	—	—	—	—	—	—	—	—
Dennis Holt*	7	6	12	11	—	—	—	—	2	1	2	2	—	—	—	—	—	—	—	—
Rose Hynes**	13	12	26	26	—	—	—	—	5	5	5	5	4	4	9	9	7	7	2	2
Jerome Kennedy	13	13	26	25	8	8	4	4	—	—	—	—	4	4	9	8	7	7	2	2
Patrick Kennedy (Appointed to Remuneration Committee and Risk Committee 13 January 2011)	13	13	26	26	—	—	—	—	—	—	—	—	4	4	8	8	7	7	2	2
Patrick Mulvihill (Appointed 23 December 2011)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Patrick Molloy	13	13	26	26	—	—	—	—	5	5	5	5	4	4	9	9	—	—	—	—
Heather Ann McSharry*	7	7	12	12	4	4	2	1	2	2	2	2	—	—	—	—	3	3	—	—
John O'Donovan**	13	13	26	26	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Patrick O'Sullivan	13	11	26	22	8	6	4	4	3	3	3	3	—	—	—	—	7	7	2	2
Joe Walsh	13	13	26	25	—	—	—	—	5	5	5	5	4	3	9	8	—	—	—	—

Column A: Indicates the number of meetings held during the period the Director was a member of the Court and/or the Committee and was eligible to attend.

Column B: Indicates the number of meetings attended.

*
Retired on 15 June 2011.

**
Retired on 31 December 2011.

Role of the Court

The Court has the following schedule of matters specifically reserved for its decision, which is reviewed and updated regularly:

•
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

•
approving changes in Group pension schemes; and

•
the technical approval of equity underwriting sums of greater than €250 million for Rights Issues or Initial Public Offerings, noting that the Bank is not engaged in this type of business.

The Court is responsible for approving high-level policy and strategic direction in relation to the nature and scale of risk that the Group is prepared to assume to achieve its strategic objectives. The Court ensures that an appropriate system of internal control is maintained and reviews its effectiveness. Specifically, the Court:

•
sets the Group's Risk Appetite incorporating high level risk limits;

•
approves the Group Risk Framework, incorporating Risk Strategy, the Group's Credit Policy and high level principles governing Market and Liquidity Risk;

•
approves the stress testing and capital plans under the Group's Internal Capital Adequacy Assessment Process (ICAAP); and

•
approves other high-level risk limits as required by Credit, Capital, Liquidity and Market policies.

The Court receives regular updates on the Group's risk environment and exposure to the Group's 10 risk types through a Court Risk Report reviewed quarterly (and monthly for Liquidity, Credit and Capital).

The Court is also responsible for endorsing the appointment of individuals who may have a material impact on the risk profile of the Group and monitoring on an ongoing basis their appropriateness for the role. The removal from office of the head of a 'control function', as defined in the Irish Code, is also subject to Court approval.

At its meetings in 2011, the Court considered and determined the implementation of Group Strategy in the context of Government support for the Group. The following are amongst matters which received significant Court focus during 2011:

•
the recapitalisation of the Group which occurred in 2011, including the liability management exercises, following the Prudential Capital Assessment Review and the Prudential Liquidity Assessment Reviews;

•
the evolving capital and liquidity position throughout 2011 including the Going Concern position of the Group and the ability of banks to withstand systemic shocks or stresses;

•
transactions with NAMA;

•
the financial performance of the Group;

•
the revised EU restructuring plan;

•
the performance of the Group's individual businesses and in particular its UK subsidiary Bank of Ireland (UK) plc;

•
the cost reduction programme;

•
deleveraging, sale of businesses and non-core loan portfolios;

•
significant investments designed to improve the customer experience of dealing with the Group and to enhance efficiency; and

•
developments in the regulatory and corporate governance environment, including regulatory measures with regard to remuneration in the banking sector.

The Court received updates on the Group's principal businesses on the execution of their business strategy and considered reports from each of the principal Court Committees.

Details of the number of scheduled meetings of the Court and its Committees and attendance by individual Directors are set out on page 142. The terms of reference of the Committees are reviewed annually by the relevant Committees and by the Court and are available on the Group's website (www.bankofireland.com) or by request to the Group Secretary. The Chairman and the non-executive Directors meet without the Executive Directors present, at least once annually, to appraise management's performance.

The Bank has in place Directors' and Officers' liability insurance in respect of legal actions against its Directors; however this insurance cover does not extend to fraudulent or dishonest behaviour.

Governor and Group Chief Executive

The respective roles of the Governor, who is Chairman of the Court, and the Group Chief Executive, which are separate, are set out in writing and have been agreed by the Court. The Governor oversees the operation and effectiveness of the Court. He also ensures that there is effective communication with stockholders and promotes compliance with the highest standards of corporate governance. The Governor commits a substantial amount of time to the Group and his role has priority over any other business commitment.

The Group Chief Executive is responsible for execution of agreed strategy, holds delegated authority from the Court for the day to day management of the business and has ultimate executive responsibility for the Group's operations, compliance and performance. The Group Chief Executive's contract must be reviewed at least every five years and was last reviewed in 2010.

Board Balance and Independence

The Court has considered the principles relating to independence contained in the Irish Code and the UK Code. The Court has determined that each current nonexecutive Director, with the exception of Tom Considine and Joe Walsh, is independent within the meaning of the Irish Code and the UK Code. Tom Considine and Joe Walsh were nominated by the Minister for Finance under the terms of the Credit Institutions (Financial Support) Scheme, 2008 and are not required to stand for election or regular re-election by stockholders. They are not, therefore, considered independent by reference to the terms of the Irish Code and the UK Code. The Court values and benefits from their judgement and the quality of their contribution to the deliberations of the Court and its Committees. Each of the Governor, Deputy Governor and all of the non-executive Directors bring independent challenge and judgement to the deliberations of the Court through their character, objectivity and integrity and all are considered independent of management in accordance with the criteria set out in the NYSE Corporate Governance Standards.

Credit Institutions (Stabilisation) Act 2010

The Credit Institutions (Stabilisation) Act 2010 (the Stabilisation Act) has given the Minister for Finance, for a period of two years, extensive powers regarding the affairs, assets and liabilities of certain covered financial institutions in Ireland, including the Bank. In particular, Section 48 of the Stabilisation Act imposes a duty on the Directors of the Bank to align the activities of the Bank and the duties and responsibilities of the Directors, officers and employees of the Bank, with the public interest and the other purposes of the Stabilisation Act (as set out in Section 4 of the Stabilisation Act). This duty is owed by the Directors to the Minister, on behalf of the State, and takes priority over any other duty of the Directors.

Appointments to the Court and role of Nomination and Governance Committee

The Group Nomination and Governance Committee is chaired by the Governor and its composition is fully compliant with the Irish Code and the UK Code. Biographical details, including each member's background and experience, are set out on pages 128 to 133. The Committee is responsible for leading the process for succession to the position of Group Chief Executive and positions on the Court and overseeing the selection process for key subsidiary Board non-executive appointments and renewals. The Committee, with the support of the Group Secretary, monitors developments in corporate governance, assesses the implications of such developments for the Group and advises the Court accordingly. It is also charged with overseeing the Group's Corporate Responsibility Programme.

In addition to reviewing the size and composition of the Court, the Committee is also responsible for reviewing the balance on the Court and its principal Committees and recommending the appointment of any new Directors to the Court. The Committee regularly reviews succession plans for the Court in the context of the Group's strategy and the skills, knowledge and experience of current Directors and makes appropriate recommendations to the Court. The Court is responsible for the appointment of Directors (with the exception of the two Government nominated Directors). Prior to the appointment of a Director, the Committee approves a job specification, assesses the time commitment involved and identifies the skills and experience required for the role. The recruitment process for non-executive Directors is supported by an experienced third party professional search firm which develops an appropriate pool of candidates and provides independent assessments of the candidates. The Group then works with that firm to shortlist candidates, conduct interviews/meetings, (including meetings with members of the Committee) and complete comprehensive due diligence, including satisfying itself as to the candidates' independence and to assess and document its consideration of possible conflicts of interests. A recommendation is then made to the Court. Appointments will not proceed where conflicts emerge which are significant to the overall work of the Board. The processes described above were followed in the selection and appointment of Patrick Mulvihill, Pat Butler, Patrick Haren and Kent Atkinson to the Court.

Further to the Central Bank Reform Act 2010 (the Reform Act), the Bank must, following assessment, conclude that each Director or candidate Director has the requisite standard of fitness, probity and financial soundness to perform his or her function as Director, with reference to the Fitness and Probity Standards issued by the Central Bank of Ireland pursuant to the Reform Act.

The Court benefits from the diverse range of skills, knowledge and experience acquired by the non-executive Directors as Directors of other companies, both national and international, or as leaders in the public and private sectors. The effectiveness of the Court depends on ensuring the right balance of Directors with banking or financial services experience and broader commercial experience. Collectively, the Court possesses skills and experience in a wide range of areas relevant to banking and business, including the following: financial services (including retail, corporate and insurance), finance and accountancy, risk management, economics, investor relations, corporate finance, mergers and acquisitions, strategy development, human resources, marketing and customer relations. Directors also receive ongoing training and briefings by way of ongoing professional development (see 'Induction and Professional

Development' below). Directors bring their individual knowledge, skills and experience to bear in discussions on the major challenges facing the Group.

All newly appointed Directors are provided with a comprehensive letter of appointment detailing their responsibilities as Directors, the terms of their appointments and the expected time commitment for the role. A copy of the standard terms and conditions of appointment of non-executive Directors can be inspected during normal business hours by contacting the Group Secretary.

Directors are required to devote adequate time to the business of the Group, which includes attendance at regular meetings and briefings, preparation time for meetings and visits to business units. In addition, non-executive Directors are normally required to sit on at least one Committee of the Court, which involves the commitment of additional time. Certain non-executive Directors, such as the Deputy Governor and Committee Chairmen, are required to allocate additional time in fulfilling those roles.

Induction and Professional Development

On appointment, all non-executive Directors receive comprehensive briefing documents designed to familiarise them with the Group's operations, management and governance structures; these include the functioning of the Court and the role of the key committees. In addition, new non executive Directors undertake an induction programme, including visits to or presentations by Group businesses and briefings with senior management. On an ongoing basis, briefings appropriate to the business of the Group are provided to all non-executive Directors.

In order to ensure that the Directors continue to further their understanding of the issues facing the Group, Directors are provided with training sessions and briefings on technical matters. During the year ended 31 December 2011, Directors participated in a number of training modules including the following: Regulatory and Economic Capital Models; Capital Markets and Strategy; Liquidity Management; Risk Aligned Performance Management and the Internal Capital Adequacy Assessment Process (ICAAP). A skills profile assessment has been conducted to ensure that the nonexecutive Directors have the relevant skills and experience to carry out their duties and that the Court as a whole has the full range of skills and experience required to discharge its responsibilities.

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

Directors are aware that, should they have any material concern about the overall corporate governance of the Group, it should be reported without delay to the Court and, should their concerns not be satisfactorily addressed within five business days, the Directors should report the concern to the Central Bank of Ireland.

Directors are also offered the option of attending suitable external events or conferences designed to provide an overview of current issues of relevance to Directors.

Performance Evaluation

In 2011, the performance evaluation process for individual Directors involved one-to-one meetings between the Governor and each Director, supported by the completion of questionnaire templates, the objective of which was to establish whether each individual contributed effectively and demonstrated commitment to the role. In 2011, the Group engaged a suitably qualified and independent firm to conduct an independent external review of the effectiveness of the Court and its Committees. Refer to page 140 for further information on the conclusion of this review. Following that review, the Court concluded that, as a body, it is effective in discharging its responsibilities.

As part of the overall performance evaluation process, the appraisal of the Governor's performance was conducted by the Senior Independent Director by means of one-to-one discussions with Directors, supported by questionnaires. The Senior Independent Director presented the results of these assessments for discussion with the Directors, without the Governor being present. He then met the Governor to present him with the Court's conclusions on his effectiveness. The Senior Independent Director also meets individual Directors on such other occasions as are deemed appropriate.

Re-election of Directors

Non-Executive Directors are normally appointed for an initial three year term, with an expectation of a further term of three years, assuming satisfactory performance. A non-executive Director is not normally expected to serve any longer than two terms. All Directors, except those nominated to the Court by the Minister for Finance, are subject to re-election by stockholders. In line with emerging corporate governance practice, since the Annual General Court in 2009, all Directors who have sought re-election (other than Tom Considine and Joe Walsh, who were nominated to the Court by the Minister for Finance) have done so on an annual basis. In the case of Tom Considine and Joe Walsh, the requirement to stand for election and regular re-election is dispensed with for as long as the National Pension Reserve Fund Commission's investment in the Bank remains in place.

The Court plans for its own renewal with the assistance of the Nomination and Governance Committee. Refer to the section above headed 'Appointments to the Court and role of Nomination and Governance Committee.'

In respect of Executive Directors, no service contract exists between the Bank and any Director which provides for a notice period from the Group of greater than one year. None of the non-executive Directors has a contract of service with the Group.

Remuneration

The Remuneration of Directors and Officers, incorporating the responsibilities of the Group Remuneration Committee, is set out on pages 135 to 138.

A statement confirming that remuneration consultants appointed by the Group Remuneration Committee have no other remuneration consultancy connections with the Group is available on the Group's website (www.bankofireland.com) or by request to the Group Secretary. The Group's historic long term incentive schemes have been approved by stockholders.

Directors' Loans

The Companies Acts, IAS 24 and a condition imposed on the Bank's licence by the Central Bank of Ireland in August 2009 require the disclosure in the Annual Report of information on transactions between the Bank and its Directors and their connected persons. The amount of outstanding loans to Directors (and relevant loans to connected persons) is set out on pages F-149 to F-156.

A condition imposed on the Bank's licence by the Central Bank of Ireland in May 2010 requires the Bank to maintain a register of loans to Directors and relevant loans to their connected persons, which is updated quarterly and is available for inspection by shareholders on request for a period of one week following quarterly updates. The Group's process for ensuring compliance with the Central Bank of Ireland's Code of Practice on Lending to Related Parties has been in place since 1 January 2011. This includes the establishment of a Related Party Lending Committee of the Court, which is authorised to review and approve lending to Related Parties as defined in this Code.

Accountability and Audit

The Statement of Directors Responsibility and the going concern statements are set out on pages F-2 and F-13.

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

•
a comprehensive set of policies and procedures relating to financial controls, asset and liability management (including interest rate, foreign currency and liquidity risk), operational risk and credit risk management (further details are given in the Risk Factors on pages 12 to 21); such procedures include the annual preparation of detailed operational budgets for the following year and projections for subsequent years;

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

•
reconciliation of data, consolidated into the Group's financial statements, to the underlying financial systems. A review of the consolidated data is undertaken by management to ensure that the financial position and results of the Group are appropriately reflected, through compliance with approved accounting policies and the appropriate accounting for nonroutine transactions; and

•
a Code of Conduct setting out the standards of behaviour expected of all Directors, officers and employees. This covers arrangements, should the need arise, for the independent investigation and follow up of any concerns raised by staff regarding matters of financial and non-financial reporting.

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

•
the SOx compliance process ensures that the Group has appropriately designed internal controls to mitigate the financial reporting risks. Group Internal Audit has overall responsibility for the related control testing process and providing objective assurance to management and the GAC on the operating effectiveness of the controls;

•
a co-ordinated and structured set of key financial controls for each material process at Business unit and Group level;

•
a robust control process is followed as part of interim and annual financial statements preparation, involving the appropriate level of management review and attestation of the significant account line items, and where judgements and estimates are made they are independently reviewed to ensure that they are reasonable and appropriate. This ensures that the consolidated financial information required for the interim and annual financial statements is presented fairly and disclosed appropriately;

•
the Annual Report is also subject to detailed review and approval through a structured governance process involving senior and executive finance personnel;

•
summary and detailed papers are prepared for review and approval by the GAC covering all significant judgmental and technical accounting issues together with any significant presentation and disclosure matters; and

•
user access to the financial reporting system is restricted to those individuals that require it for their assigned roles and responsibilities.

These controls, which are embedded within the operations of the Group, are reviewed by Group Internal Audit. In these reviews, emphasis is focussed on areas of greater risk as identified by risk analysis.

The Directors confirm that the Court, through its Committees, has reviewed the effectiveness of the Group's systems of internal control for the year ended 31 December 2011. This review involved consideration of the reports of the internal audit and the risk management functions, (including operational risk, regulatory risk and compliance) and establishing that appropriate action is being taken by management to address issues highlighted. In addition, any reports of the external auditors which contain details of any significant internal control matters that they have identified are reviewed by the GAC, if they arise. After each meeting of the GAC, its Chairman reports to the Court on all significant issues considered by the Committee and the minutes of meetings are circulated to all members of the Court.

Following the year ended 31 December 2011, the Court reviewed the GAC's conclusions in relation to the Group's systems of internal control and the appropriateness of the structures in place to manage and monitor them. This process involved a confirmation that a system of internal control in accordance with the Financial Reporting Council Revised Guidance on Internal Control was in place throughout the year and up to the date of the signing of these financial statements. It also involved an assessment of the ongoing process for the identification, evaluation and management of individual risks and of the roles of the various Committees and Group risk management functions and the extent to which various significant challenges facing the Group are understood and are being addressed.

Speak Up Policy

The Group has a Speak Up policy in place for all staff, which is in accordance with international best practice for whistle blowing arrangements and is compliant with the Sarbanes-Oxley Act. The policy encourages staff to raise concerns openly and locally. Where this is not possible or the problem has not been resolved effectively at that level, there are clear alternative senior contacts within the Group to whom the concern may be addressed. Confidential advice is available from Public Concern at Work, an independent, not-for profit organisation, through a free phone number and a dedicated email address. In the case of concerns regarding financial reporting, fraudulent accounting or irregularities in audit work, these can be passed directly to the Chairman of the GAC, whose contact details are available from Public Concern at Work. The Chairman of the GAC is a non-executive Director.

Group Audit Committee

At 31 December 2011, the GAC comprised four non-executive Directors. On their appointment to the Court on 20 January 2012, two independent non-executive Directors, Kent Atkinson and Patrick Haren, joined the GAC, bringing its current membership to six. The Court has determined that the Committee members' collective skills and recent and relevant financial experience enable them to discharge their responsibilities. Biographical details, including each member's background and experience, are set out on pages 128 to 133. In close liaison with the CRC, which advises the Court in establishing the Group's Risk Appetite and setting standards for the Group's risk control framework, the GAC reviews the appropriateness and completeness of the system of internal control, reviews the manner and framework in which management ensures and monitors the adequacy of the nature, extent and effectiveness of internal control systems, including accounting control systems, and thereby maintains an effective system of internal control.

The GAC has responsibility for:

•
monitoring the integrity of the financial statements;

•
assisting the Court in meeting obligations under relevant Stock Exchange listing rules and other applicable laws and regulations including the Sarbanes-Oxley Act in the United States of America;

•
overseeing all matters relating to the relationship between the Group and the External Auditors;

•
overseeing the Group Internal Audit function and its operations; and

•
discharging the statutory responsibility of the Bank under Section 42 of The Companies (Auditing and Accounting) Act, 2003 and other statutes or regulations.

It reviews the procedures and processes by which non-audit services are provided by the external auditors in order to ensure, among other things, that auditor objectivity and independence are not compromised. In this regard, a key procedural control requires that any engagement of the external auditors to provide non-audit services must be preapproved by the GAC, which also receives reports on the performance of such services.

The GAC met twelve times in 2011, of which four meetings were unscheduled. Matters which received particular focus during the year included: the Group's Capital Raise and associated documentation, including review of working capital statements and consideration of the related assurance and verification processes; consideration of technical accounting and judgemental matters, including detailed reviews of the going concern assessment and of current and forecast impairment provisions.

The GAC also reviewed the Group Internal Audit reports and findings, the Interim Report for the six months ended 30 June 2011, updates on SOx and reports from Group Regulatory Compliance and Operational Risk. In addition, the GAC reviewed the external auditor's audit plan, audit findings, the external auditor's independence letter and the external audit fee approval.

Court Risk Committee

At 31 December 2011, the CRC comprised seven non-executive Directors. On 31 December 2011, Rose Hynes retired from the Court and the CRC. On 20 January 2012, Patrick O'Sullivan retired from the CRC and Kent Atkinson was appointed to the CRC, bringing its current membership to six. Biographical details, including each member's background and experience, are set out on pages 128 to 133. The CRC monitors risk governance and assists the Court in discharging its responsibilities in ensuring that risks are properly identified, reported, and assessed; it also ensures that risks are properly controlled and that strategy is informed by and aligned with the Group's Risk Appetite. To ensure co-ordination with the work of the GAC, the Chairman of GAC is a member of the CRC and the Chairman of the CRC is a member of the GAC. Membership is reviewed annually by the Group Nomination and Governance Committee.

The Court Risk Report covers material Risk Types to which the Group has exposure. The Court Risk Report is presented quarterly to Group Risk Policy Committee (GRPC), the CRC and the Court of Directors. In addition, monthly updates on credit, liquidity and capital risks are submitted to the GRPC and the Court of Directors. The Group's material risk types and Group risk reporting are outlined on pages 178 and 180, respectively.

The primary responsibility of the CRC is to assist the Court in discharging its responsibilities for overseeing risk management in the Group. To that end, the CRC develops views on the key risks facing the Group, including determining if they are appropriately identified, measured, reported, assessed and controlled. In discharging these responsibilities, the CRC reviews the recommendations of the GRPC to the Court on key risk documents including the Risk Appetite Statement, the Group Risk Framework and key documents on liquidity, credit, capital, ICAAP, and funding.

On an annual basis, the CRC reviews the Group's Risk Management Framework which is approved by the Court. The Group's Risk Management Framework defines risk management processes for material risk types on the basis of, among other things, a comprehensive risk identification and assessment process. Where this exercise highlights risks or areas not effectively covered by existing risk management and governance processes, appropriate changes are proposed to the Court. The CRC also discusses results of the Group's stress testing programme. These results are used to inform Risk Appetite as well as capital targets and buffers as part of the Group's ICAAP. The Group's Stress Testing Process is described on pages 179 to 180.

The CRC met nine times in 2011, of which two meetings were unscheduled. It devoted significant focus to reviewing the quality of risk reporting and enhancements to the Quarterly Court Risk Report. It reviewed updates in respect of the Group's Risk Strategy and Appetite and the Risk Appetite Statement was revised in 2011 to reflect the impacts of PCAR/PLAR and recapitalisation of the Bank on risk profile. The CRC considered management's assessment of risk in the Group, including management's view on likelihood of occurrence and the mitigants available. It considered the review and challenge process, through which the Court satisfied itself in respect to the assessment of identified risk measures that do not lend themselves to being measured against readily identifiable risk metrics. The CRC received and considered updates on the implementation of measures designed to improve risk governance within the Group. It considered the effectiveness of the GRPC and reviewed the minutes of GRPC meetings in 2011.

Group Deleveraging Committee

The Group Deleveraging Committee (GDC) is a Court-appointed Committee, which was established in June 2011, to monitor and oversee the delivery of the Group's deleveraging commitments under the Group's business plan, the Central Bank of Ireland's 2011 PCAR/PLAR process and the EU/IMF Programme of Financial Support for Ireland. The GDC is chaired by a non-executive Director and comprises a number of the Group's executives and senior managers. The GDC met five times in 2011. Representatives of the Department of Finance and Central Bank of Ireland have enhanced observer status at the GDC.

Court Appointed Executive Committees

Group Risk Policy Committee (GRPC)—Within the parameters of Court approved high level policies, frameworks and principles, the GRPC approves risk policies and actions and makes recommendations to the Court on risk issues where the Court has reserved authority. In addition the GRPC ensures that risks are properly identified and assessed; that risks are properly controlled and managed; and that strategy is informed by and aligned with the Group's Risk Appetite. Group Investment Committee (GIC)—The GIC

is responsible for evaluating all material investment/divestment/capital expenditure proposals, determining those within its authority and recommending those outside its authority to the Court for its approval. It is also responsible for monitoring the implementation of such proposals and ensuring satisfactory delivery of expected benefits.

New York Stock Exchange (NYSE) Corporate Governance Requirements

As a non-US company listed on the NYSE, the Bank is exempt from most of the provisions of Section 303A of the NYSE corporate governance standards (NYSE Rules), which domestic U.S. companies must follow. However, the Bank is required to provide an Annual Written Affirmation to the NYSE confirming compliance with applicable NYSE Rules and is also required to disclose any significant differences between its corporate governance practices and the requirements of the NYSE Rules applicable to US companies. As a company formed by Charter in Ireland, listed on the Irish and London Stock Exchanges and with an ADR listing on the NYSE, the Group's corporate governance practices reflect Irish law (including the provisions of the Credit Institutions (Stabilisation) Act, 2010—see page 15), the Listing Rules of the Irish Stock Exchange and the UK Listing Authority, the Irish Code and the UK Code.

Significant differences arise in the following areas:

•
Board Committees: under NYSE Rules, listed companies must have a Nominating/Corporate Governance Committee and a Compensation Committee, both of which must be composed entirely of independent Directors. The Bank has a Nomination and Governance Committee and a Remuneration Committee, both of which are broadly similar in purpose and constitution to the Committees required by the NYSE Rules and whose terms of reference comply with the requirements of the Irish Code and the UK Code. The NYSE Rules state that both Committees must be composed entirely of independent Directors. As the Group Chairman was independent on appointment, the UK Code permits him to chair the Nominations and Governance Committee and be a member of the Group Remuneration Committee. Under NYSE Rules, listed companies must have a Board Audit Committee comprised solely of independent nonexecutive Directors. The GAC is composed entirely of non-executive Directors who are independent in accordance with NYSE Rules. However the Bank follows the UK Code recommendations, rather than the NYSE Rules, regarding the responsibilities of the Board Audit Committee, although both are broadly comparable. Joe Walsh, who is Chairman of the Group Remuneration Committee and a member of the Group Nomination and Governance Committee, and Tom Considine, who is Chairman of the CRC and a member of the GAC were nominated by the Minister for Finance under the terms of the Credit Institutions (Financial Support) Scheme, 2008, and are not considered independent by reference to the terms of the Irish Code and the UK Code, but are considered independent of management in accordance with the criteria set out in the NYSE Rules. Otherwise, the above-mentioned Committees are composed entirely of non-executive Directors whom the Board has determined to be independent.

•
Corporate Governance Guidelines: the NYSE Rules require domestic US companies to adopt and disclose corporate governance guidelines. There is no equivalent requirement or recommendation in the Irish Code or UK Code. The Bank complies with corporate governance and disclosure requirements set out in the Irish Code, the UK Code and the Irish Corporate Governance Annex to the Listing Rules of the Irish Stock Exchange.

Employees

For the year ended 31 December 2011 the Group employed 13,671 staff on an average full-time equivalent basis (see note 12 to the Consolidated Financial Statements). The decrease in staff over the previous year's figure (14,284) is due to deleveraging activities, the sales of Bank of Ireland Asset Management (BIAM), Bank of Ireland Securities Services (BoISS) and Foreign Currency Exchange Corporation (FCE

Corporation), and the impact of alignment of Group functions and normal staffing level fluctuations. The Group employed 14,755 staff on average in the nine months ended 31 December 2009.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

STOCK OPTIONS

Under the terms of the senior Executive Stock Option Scheme approved by the stockholders, options may be granted, at the discretion of the Directors, enabling senior executives to subscribe for specified numbers of units of Ordinary Stock.

As at 20 March 2012, options were outstanding over 3,113,513 units of stock representing 0.01% of the total ordinary stock then in issue.

Such options are exercisable as follows:

Exercise price (€)	Number Outstanding at 20 March 2012	Exercise Period
12.50	417,000	June 2005–June 2012
10.65	10,000	December 2005–December 2012
10.77	746,499	June 2006–June 2013
10.54	40,000	December 2006–December 2013
10.76	1,025,000	July 2007–July 2014
12.85	827,500	June 2008–June 2015
13.68	47,514	January 2009–January 2016

As at 20 March 2012, Executive Directors and Executive Officers as a group held options under the above scheme over a total of 514,500 units, representing 0.0017% of the total ordinary stock in issue.

Additional information on Employee Share Schemes, Long Term Incentive Plan and Executive Stock Option Schemes is shown on pages 169 to 170.

In addition to their interests in ordinary stock through their holding of stock options and the conditional awards of stock they have received under the LTPSP and LTIP, as set out in note 48 to the Consolidated Financial Statements, the interests of the Directors and Group Secretary in office at 20 March 2012, and of their spouses and minor children, in the stocks issued by the Group are set out below:

Units of €0.05 Ordinary Stock as at 20 March 2012
DIRECTORS
Patrick J Molloy	2,794,170
Richie Boucher	380,957
Andrew Keating	56,014
Jerome Kennedy	92,713
Tom Considine	57,500
Joe Walsh	123,427
Patrick O'Sullivan	115,000
Patrick Kennedy	254,642
Kent Atkinson	2,000
Pat Butler	1,000
Patrick Haren	1,000
Patrick Mulvihill	5,000
SECRETARY
Helen Nolan	80,043

As at 20 March 2012, Directors and Executive Officers of the Bank as a group beneficially held 0.027% (8,140,527 units) of the Group's issued ordinary stock.

Limitations on Stock Issue and Stock Option Plans

All of the employee stock issue and stock option schemes are subject to a range of flow rate controls approved by the stockholders and which conform to institutional investor guidelines.

Item 7    MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

CONTROL OF REGISTRANT

Substantial interests in the Bank's issued ordinary stock to the latest practicable date for each of the three financial periods to 31 December 2011 is shown below:

As at 20 March 2012, the Bank had received notification of the following substantial interests in its issued ordinary stock:

Name	Units held	%
National Pensions Reserve Fund Commission (NPRFC)/Minister for Finance of Ireland(1)	4,558,025,000	15.13
Hamblin Watsa Investment Counsel Ltd.	2,807,463,858	9.32
Wilbur L. Ross, Jr. WLR Recovery Fund IV, L.P.	2,807,463,858	9.32
FMR LLC	2,790,434,337	9.26
Capital Research and Management Company	1,798,436,208	5.97
Harris Associates L.P.	1,760,003,900	5.84
Friedberg Global Macro Hedge Fund Limited Partnership	912,346,577	3.03

As at 16 June 2011, the Bank had received notification of the following substantial interests in its issued ordinary stock:

Name	Units held	%
Harris Associates L.P.(2)	290,174,492	5.47
NPRFC	1,909,810,044	36.04	(3)

As at 8 June 2010, the Bank had received notification of the following substantial interests in its issued ordinary stock:

Name	Units held	%
Capital Research and Management Company(2)	65,994,690	3.14
NPRFC	763,789,210	36.36	(4)

(1)
The NPRFC has acquired voting rights equivalent to 15.13% of all votes capable of being cast by stockholders on a poll at a General Court of the Bank. In certain circumstances, the NPRFC will have additional voting rights arising in respect of its holding of 2009 Preference Stock and pursuant to the Bank's Bye-Laws.

(2)
This stockholding was not beneficially owned but was held on behalf of a range of clients, none of whom held, so far as the Directors were notified, more than 3% of the issued ordinary stock. So far as the Directors were notified, there were no other holdings of 3% or more of the issued ordinary stock of the Bank.

(3)
The NPRFC acquired voting rights equivalent to 36.04% of all votes capable of being cast by stockholders on a poll at a General Court of the Bank.

(4)
The NPRFC acquired voting rights equivalent to 36.36% of all votes capable of being cast by stockholders on a poll at a General Court of the Bank.

RELATED PARTY TRANSACTIONS

Refer to note 55 to the Consolidated Financial Statements. Also see "Interest of Management in Certain Transactions" and "Indebtedness of Directors and Executive Officers" and "Directors Loans" on pages 139 and 147.

DESCRIPTION OF US STOCKHOLDERS

At 31 December 2011, 1,232,425 units of Ordinary Stock were held by 487 stockholders with registered addresses in the United States and 23,102,368 ADSs were held by 243 registered holders with addresses in the United States. The combined shareholdings of these holders comprise approximately 3.1% of the total number of units of Ordinary Stock in issue at 31 December 2011 (being 30,132,505,842 units). These figures do not include either the number of units of ordinary stock held by stockholders with registered addresses outside the United States in which United States residents have an interest or the number of such US residents.

Item 8    FINANCIAL INFORMATION

See pages F-4 through F-182.

DIVIDEND POLICY

The table below provides a summary of dividends per unit of ordinary stock paid in respect of the past five financial periods.

Dividend Payment Date	Dividends per unit of Ordinary Stock (in euro cents)	Translated into US cents per Unit of Ordinary Stock(1)
Financial Year ended 31 December 2011	Nil	Nil
Financial Year ended 31 December 2010	Nil	Nil
Nine month Financial Period ended 31 December 2009	Nil	Nil
Financial Year ended 31 March 2009	Nil	Nil
Financial Year ended 31 March 2008
— 23 July 2008	39.4	61.85
— 15 January 2007	24.2	36.06

(1)
Translated at the Spot Rate on the dates of payment.

On 13 November 2008, in light of the deteriorating economic conditions and the determination to preserve capital, the Group announced its decision to cancel dividend payments on Ordinary Stock for the financial year ending 31 March 2009 and stated that it did not expect to resume paying dividends on Ordinary Stock until more favourable economic and financial conditions returned. This remains the Group's policy and the Group stated in the 2011 Annual Report that it did not propose to issue any dividend in respect of the year ending 31 December 2011.

In addition, under the approved 2011 EU Restructuring Plan, the Group has committed not to pay dividends on Ordinary Stock until the earlier of (i) 31 December 2015; or (ii) such time as the 2009 Preference Stock is redeemed or no longer owned by the State, through the NPRFC or otherwise.

Dividends

Following the expiry on 31 January 2011 of the prohibition by the EU Commission on discretionary dividend and coupon payments on the Group's capital instruments, coupon payments on such instruments recommenced on 1 February 2011. On 21 February 2011, the Group paid dividends on its euro and sterling preference stock of €3.7 million and the dividend of €214.5 million with respect to the 2009 Preference Stock held by the NPRFC. On 22 August 2011, the Group paid dividends due of €3.4 million on its euro and sterling Preference Stock.

LEGAL PROCEEDINGS

Save as disclosed in the paragraphs below, there have been no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Group is aware) which may have, or have had in the recent past, significant effects on the financial position or profitability of the Group taken as a whole.

Procom litigation

In May 2007, the Bank, through Bank of Ireland Private Banking, entered into an agreement with Procom Desarollos Urbanos, SA and Cecosa Hipermercados S.L.U (the "Plaintiff") to purchase the entire issued share capital of Procom Desarrollo Comercial de Zaragoza, SA, which is a Spanish incorporated company involved in the development of a shopping centre and retail park in Zaragoza, Spain. The agreement contained a number of pre-conditions. The Bank contends that one of the pre-conditions was not satisfied and accordingly did not proceed to purchase Procom Desarrollo Comercial de Zaragoza, SA. In February 2009, the Plaintiff initiated legal proceedings against Bank of Ireland Private Banking and the Bank for specific performance or, failing this, damages in relation to the terminated agreement claiming €142 million in damages. On 10 February 2010, the Madrid Court of First Instance ruled in favour of Plaintiff and awarded damages of €90.87 million. This was appealed by both parties. The Court of Appeal awarded the Plaintiff additional damages in the amount of €12 million in December 2011. An appeal has been lodged by the Bank with the Supreme Court in Madrid. The Plaintiff has not appealed. The Supreme Court will initially, within twelve months, determine if the appeal merits consideration. If admitted, the final Supreme Court judgment is likely to take a further two to three years.

Investigation into the banking system

On 19 January 2010, the Minister for Finance announced a framework for an investigation into the factors which contributed to the Irish banking crisis within the context of the international economic and financial environment at that time.

As part of the first stage of the investigation into the banking system, the Government commissioned two preliminary investigatory reports. A report on the functions of the Central Bank over the period from the establishment of the Financial Regulator (now the Central Bank) in May 2003 to the end of September 2008 was prepared by the Governor of the Central Bank. A second report, dealing with an investigation into the specific factors within the Irish banking sector which exacerbated the impact of the international financial crisis for Ireland, was prepared by independent experts appointed by the Minister for Finance. The preliminary report by the independent experts involved an inquiry into the conduct, management and corporate governance of individual financial institutions, including the Group.

Both preliminary reports were published on 31 May 2010 and their findings formed the basis for the terms of reference of a formal statutory investigation (the "Statutory Commission of Investigation") which was established by the Government on 21 September 2010 pursuant to the Commissions of Investigation Act, 2004. The Statutory Commission of Investigation examined the performance of individual banks and bank directors, the performance of regulatory authorities, the response of Government and Government agencies and the structure of the banking system in Ireland generally. The Statutory Commission of Investigation presented its report to the Minister for Finance on 22 March 2011 and it was forwarded to the Attorney General. The report was published on 19 April 2011. Further inquiry may result from the findings of the Statutory Commission of Investigation, including the possibility of public hearings. The Group may be exposed to criminal sanctions and/or fines in connection with a range of offences under the Commissions of Investigation Act 2004, which offences include the making of statements material in the investigation concerned knowing them to be false or not believing them to be true, the failure to comply with directions of the Statutory Commission of Investigation and intentionally obstructing its work (which offences could result in the Group, or an officer of the Group, being subject to a fine of up to €300,000 on conviction on indictment).

Department of Finance remuneration review

The Department of Finance conducted a review of the bonus payments to staff made by the Group since the commencement of the State Guarantee Schemes in September 2008.

Certain of the Group's historic incentive arrangements and/or retention arrangements with certain individual employees or groups of employees have been reviewed by the Department of Finance and a report detailing the findings of this review was published on 3 March 2011.

The report concluded that the Group did not properly disclose to the Department of Finance details of its historic incentive arrangements for the purposes of a response to a question raised in the Dáil on the payment of performance bonuses by banks since the commencement of the State Guarantee Schemes. A specific misunderstanding arose in relation to the scope of the question raised and in response to the question, the Group responded stating that performance bonuses were no longer paid by the Group. The Group has now accepted that it provided incorrect information for the purposes of the answer to the Dáil question.

While there was no intention on the part of the Group to mislead in relation to the original Dáil question, the end result was that errors were made and the Group has acknowledged this in its response to the findings of the review.

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

If the Group decides not to, or is precluded from, making payments under historically contracted incentive arrangements, and/or recruitment arrangements and/or retention arrangements with certain individual employees or groups of employees, the Group could face legal actions from employees and/ or could lose the commitment from, or services of, key employees which could impact on the reputation of the Group and the Group's business, financial condition and prospects.

Litigation in relation to the Debt for Equity Offers and application of the Stabilisation Act.

As described below, two groups of holders of Eligible Debt Securities commenced legal proceedings against the Bank regarding the Debt for Equity Offers launched in June 2011.

In June 2011, a firm of solicitors acting for a holder of the 13.375% Unsecured Perpetual Subordinated Bonds (ISIN: GB 0000510312) (the "13.375% Bonds") brought proceedings on behalf of its client that the Proposed Resolution in relation to the 13.375% Bonds would be invalid and sought declarations to this effect and an injunction by way of final relief restraining the Bank from tabling the proposed resolution or exercising the call option in relation to the 13.375% Bonds. The matter was later resolved to the parties mutual satisfaction.

A group of parties claiming to hold approximately US$750 million of Lower Tier 2 Eligible Debt Securities commenced legal proceedings in England on 17 June 2011 against the Bank and The Law Debenture Trust Corporation p.l.c. to obtain declarations including that the Proposed Resolutions in relation to these Eligible Debt Securities would be invalid and that a subordinated liabilities order under the Stabilisation Act in relation to these Eligible Debt Securities would not be enforceable under English law. The legal proceedings also sought an injunction by way of final relief restraining the Bank from accepting offers to participate in the Debt for Equity Offers, taking any further steps in relation to the Debt for Equity Offers and acting on the outcome of the Debt for Equity Offers including tabling the Proposed Resolutions and exercising the call option. On 7 September 2011, the claimants in the proceedings (who by that date claimed to hold approximately US$359 million of Lower Tier 2 Eligible Debt Securities) amended the proceedings so as to seek only declarations in relation to a subordinated liabilities order made under the Stabilisation Act in relation to these Eligible Debt Securities, including that such an order would not be enforceable under English law. On 2 December 2011, the Minister for Finance publicly announced that he was no longer considering the use of the powers available to him under the Stabilisation Act at that time. The Bank continues to vigorously defend these proceedings.

On 28 June 2011, the Bank terminated a Debt for Equity offer in respect of the 13.375% Bonds in light of the continued difficulties holders of the 13.375% bonds experienced in participating in the offer. On 24 August 2011, the Bank launched a new voluntary cash offer in respect of the 13.375% Bonds. On 22 September 2011, the Bank announced that £29,096,400 in aggregate nominal amount of the 13.275% Bonds were tendered pursuant to the offer.

SIGNIFICANT CHANGES

Since 31 December 2011, the below items have occurred:

•
Sale of Burdale Financial Holdings Limited (Burdale)—On 1 February 2012, the Group completed the sale of Burdale, an asset based lending business forming part of the corporate and treasury division, to Wells Fargo International Banking Corporation making further progress on incremental deleveraging agreed as part of the PLAR process.

•
Sale of Project Finance loan portfolios—During 2011, the Group agreed the sale of Project Finance loans with a total carrying value of €1.3 billion to GE Energy Financial Services, Sumitomo Mitsui Banking Corporation and other third parties. By 31 December 2011, €0.4 billion of these sales had yet to be settled, €0.3 billion of which has been completed and derecognised since 31 December 2011 with the remaining €0.1 billion expected to settle in the coming months.

•
Dividends—On 20 February 2012, the Group paid dividends on its euro and sterling preference stock of €3.4 million and a dividend of €188.3 million with respect to the 2009 Preference Stock held by the NPRFC.

•
Term Funding—In March 2012, the Group participated in the second ECB three year LTRO when it converted c.€4.8 billion of mainly shorter term funding to three year funding with a maturity of February 2015.

•
Proposed securities repurchase transaction with Irish Bank Resolution Corporation (IBRC)—The Group announced on 29 March 2012 that the Group, IBRC and the State have reached a conditional agreement to conduct a securities repurchase transaction ("Repo") whereby the Group will purchase long term Irish Government Bonds from IBRC for a purchase price of approximately €3.06 billion in cash. The Repo will be governed by a Global Master Repurchase Agreement which will incorporate standard market terms including daily cash margining with respect to changes in the value of the Bonds. All IBRC's payment obligations to the Group with respect to the Repo including the cash margining are covered by a guarantee from the Minister for Finance of IBRC's exposures for transactions of this nature. The transaction can be financed by the Group through standard ECB money market operations using the bonds which are Eurosystem eligible. Under the terms of the Repo, IBRC will have an obligation to repurchase the bonds from the Group for approximately €3.06 billion in cash not later than 364 days after the effective date. The margin for the Group over ECB funding which would apply to this transaction is 135bps. As the transaction is considered to be a related party transaction under the Listing Rules, it will be subject to independent stockholder approval.

PROSPECTIVE ACCOUNTING CHANGES/IMPACT OF NEW ACCOUNTING POLICIES

Refer to pages F-38 to F-40 for details.

Item 9    THE OFFER AND LISTING

NATURE OF THE TRADING MARKET

As at 20 March 2012 the authorised capital stock of the Bank was made up of €6,967,000,000, US$225,000,000 and Stg£125,000,000 divided as follows:

(i)
90,000,000,000 units of ordinary stock of €0.05 each;

(ii)
8,000,000 units of non-cumulative preference stock of US$25 each;

(iii)
100,000,000 units of non-cumulative preference stock of Stg£1 each;

(iv)
100,000,000 units of non-cumulative preference stock of €1.27 each and 3,500,000,000 units of non-cumulative 2009 Preference Stock of €0.01 each;

(v)
100,000,000 units of undesignated Dollar preference stock of US$0.25 each, 100,000,000 units of undesignated sterling preference stock of £0.25 each and 100,000,000 units of undesignated euro preference stock of €0.25 each; and

(vi)
228,000,000,000 units of deferred stock of €0.01 each.

As at 20 March 2012 there were 30,132,505,842 units of ordinary stock of €0.05 each issued and outstanding. As at 20 March 2012 1,837,041,304 units of non-cumulative 2009 Preference Stock of €0.01 each were in issue. 1,876,090 units of non-cumulative preference stock of Stg£1.00 each and 3,026,598 units of non-cumulative preference stock of €1.27 each were in issue and 90,682,081,918 units of deferred stock of €0.01 each were in issue. See note 49 to the Consolidated Financial Statements for details of the rights issue which concluded on 26 July 2011.

For further information on the renominalisation of the ordinary stock refer to note 48 to the Consolidated Financial Statements.

The principal trading markets for the ordinary stock are the Irish Stock Exchange and the London Stock Exchange.

The Group's American Depository Shares (ADSs) are listed on the New York Stock Exchange. The Group implemented a ratio change with respect to its American Depositary Receipt (ADR) programme effective 14 October 2011, where the ratio changed from one (1) ADS representing four (4) units of ordinary stock (1:4), to one (1) ADS representing forty (40) units of ordinary stock (1:40). Following this change, each ADS represents the right to receive forty units of ordinary stock and evidenced by American Depository Receipts (ADRs). Depository Receipts are negotiable securities that are used to represent, among other things, a non-US company's publicly traded ordinary share capital.

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

At 20 March 2012, 54 companies were quoted on the Irish Stock Exchange. These companies had a combined market capitalisation of more than €200.4 billion at that date. The 10 companies with the largest market capitalisations accounted for over 88.92% of the Exchange's total market capitalisation.

	Ordinary Stock		ADSs*
	High	Low	High	Low
	€	€	$	$
Financial Year Ended
31 March 2008	16.85	8.61	910.00	545.10
31 March 2009	10.00	0.13	634.70	6.60
Nine months ended 31 December 2009	3.42	0.58	201.80	27.80
31 December 2010	1.91	0.26	105.70	13.80
31 December 2011*	0.40	0.07	6.88	0.80
Nine months ended 31 December, 2009
First quarter	2.23	0.58	129.80	27.80
Second quarter	3.42	1.24	201.80	68.50
Third quarter	3.25	1.18	200.60	65.80
Financial year ended 31 December, 2010
First quarter	1.71	0.98	100.30	52.30
Second quarter	1.91	0.67	105.70	32.90
Third quarter	0.87	0.54	48.60	29.50
Fourth quarter	0.68	0.26	39.00	13.80
Financial year ended 31 December, 2011
First quarter	0.40	0.22	26.30	12.50
Second quarter	0.34	0.12	25.20	10.50
Third quarter	0.12	0.07	15.40	8.70
Fourth quarter	0.11	0.07	6.88	0.80
Month ended
September 2011	0.09	0.07	1.21	0.97
October 2011	0.11	0.07	6.88	0.80
November 2011	0.09	0.08	5.36	4.00
December 2011	0.09	0.08	5.02	4.00
January 2012	0.12	0.08	6.27	4.34
February 2012	0.14	0.12	7.88	6.73

*
Restated to reflect the ratio change with respect to its American Depositary Receipt (ADR) programme, as implemented by the Group on 14 October 2011, where the ratio changed from one (1) ADS representing four (4) units of ordinary stock (1:4), to one (1) ADS representing forty (40) units of ordinary stock (1:40). Following this change, each ADS represents the right to receive forty units of ordinary stock and evidenced by American Depository Receipts (ADRs).

Fluctuations in the exchange rate between the euro and the dollar will affect the dollar equivalent of the price of the ordinary stock on the Irish Stock Exchange and as a result may affect the market price of the ADSs on the New York Stock Exchange. See "Exchange Rates" on page 5.

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

2.     Recapitalisation of the Bank

2009 Capital Raise

On 31 March 2009, the Bank raised €3.5 billion through the issue of non-cumulative Preference Stock of €0.01 each (the 2009 Preference Stock) in the capital of the Bank and warrants (the Warrants) to the National Pension Reserve Fund Commission (NPRFC). Details of the rights attaching to the 2009 Preference Stock are set out in point 5(d) below.

2010 Capital Raise

In 2010 the Bank completed a capital raise (the 2010 capital raise) which included a number of elements: (i) an institutional placing (ii) an NPRFC placing (iii) a rights issue and (iv) debt for equity offers following which the NPRFC increased its holding of Ordinary Stock, but had its Warrants cancelled and its holding of 2009 Preference Stock reduced. This resulted in the NPRFC holding 36% of the Bank's enlarged capital stock (with the NPRFC subscribing fully for its rights in relation to the NPRFC Coupon Ordinary Stock and the Ordinary Stock issued pursuant to the NPRFC Placing), and the full take up of its Rights in respect of the units of its other Existing Stock (i.e. the Ordinary Stock held pursuant to its other investment activities in addition to the NPRFC Coupon Ordinary Stock) with no right to purchase additional Ordinary Stock pursuant to the Warrants. The 2010 Capital Raise resulted in the NPRFC's holding of 2009 Preference Stock falling from the 3,500 million units held at 26 April 2010 to 1,837,041,304 units.

The 2010 Capital Raise resulted in Ordinary Stockholders' proportionate holding in the Bank being diluted. This was because the issue of the Placing Stock, the Ordinary Stock issued under the NPRFC Placing and the Ordinary Stock issued pursuant to the Debt for Equity Offers were not offered to Existing Stockholders. The degree of dilution increased depending on a number of variables, the main ones being whether or not Stockholders take up their Rights to subscribe for Ordinary Stock under the Rights Issue and the level of participation by noteholders in the Debt for Equity Offers.

2011 Capital Raise

The Group's 2011 Capital Raise was completed in December 2011 and included a number of elements: (i) debt for equity offers (including a cash offer) and the compulsory acquisition of eligible debt securities; (ii) further burden sharing with remaining subordinated bondholders; (iii) a potential State Placing; (iv) a Rights Issue; and (v) the issue of a Contingent Capital note.

Liability Management Exercises

In the year ended 31 December 2011, the Debt for Equity offers including certain Canadian Dollar 2015 notes, the completion of the Kildare and Brunel securitisation liability management exercise and the repurchase of a number of Capital securities generated Core tier 1 capital of €2,451 million.

State Placing and Rights Issue

While the NPRFC was originally granted an option to make a direct placing of up to 795 million units of ordinary stock at €0.10, it was announced on 8 July 2011 that the NPRFC would not be proceeding with this option.

On 8 July 2011 the Group announced a Rights Issue, underwritten by the NPRFC, of 19.1 billion units of ordinary stock at a price of €0.10 per unit to generate gross proceeds of €1.9 billion.

The Rights Issue closed on 26 July 2011 and the results were as follows:

•
valid acceptances were received from the State in respect of its 36% holding of ordinary stock (representing 6.9 billion units);

•
valid acceptances were received from other non Government shareholders in respect of their 23.5% holding of ordinary stock (representing 4.5 billion units);

•
1.4 billion units of ordinary stock (7.5%) was placed in the rump issue; and

•
in accordance with the transaction agreement with the State, the State subscribed for the remaining 6.3 billion units of ordinary stock (33%) at the issue price of €0.10 cent per unit.

Fees and other Costs

Total fees and other costs of €146 million were payable in connection with the Debt for Equity offers (including the Debt for cash offers) and the underwritten Rights Issue.

Significant Investment in Bank of Ireland—Reduction in Government stockholding

On 25 July 2011, the Irish Government announced its agreement to sell up to 10.5 billion units of ordinary stock at €0.10 per unit to a group of significant institutional investors and fund managers. These investors are Fairfax Financial Holdings, WL Ross, Capital Research, Fidelity Investments and Kennedy Wilson. The Bank has been advised that each of these investors will manage their individual stockholdings independently.

Following the completion of the 2011 Capital Raise and the significant investment in Bank of Ireland, the State's stockholding in the Bank reduced to 15.1% of the Bank's fully diluted ordinary stock while the combined stockholding of the new group of significant institutional investors and fund managers was 34.9%.

Contingent Capital note

In July 2011 the Group issued a Contingent Capital note to the State with a nominal amount of €1 billion and a maturity of five years. This Contingent Capital note is classified as a subordinated liability and it qualifies as Tier 2 capital. A placing fee of €15 million was payable to the State.

3.     Changes in Capital Stock

The members of the Bank in General Court may at any time and from time to time by resolution enlarge the capital stock of the Bank by such amount as they think proper. The requirement for the approval in writing by the Minister for Finance before any such resolution (a control resolution) can be tabled at an Annual General Court is set out in point 10 – Limitation on a Change of Control. The tabling of any resolution at a General Court of the Bank to alter the capital structure of the Group requires the prior approval in writing of the Minister for Finance. Whenever the capital stock of the Bank is so enlarged, the Directors may, subject to various provisions of the Bye-Laws, issue stock to such amount not exceeding the amount of such enlargement as they think proper. All ordinary stock so issued shall rank in equal priority with existing ordinary stock.

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

4.     Directors

Any Director interested in a contract must declare his/her interest at a meeting of the Directors at which the question of entering into such contract first arises. The Bye-Laws also require that a Director may not vote in respect of any proposal in which he or any person connected with him has a material interest of making this determination. Interests in stock, shares, debentures or other securities of the Group are disregarded for the purpose. A Director cannot be counted in a quorum of the Court of Directors or of the meeting of a committee in relation to any resolution on which he is debarred from voting. The prohibition on voting in respect of contracts in which Directors are interested is disapplied in respect of proposals:

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

There is no age limit requirement in the Bye-Laws that specifies when a Director must retire. However the Directors have adopted as a guideline that the normal retirement age for non-executive directors is age 68 unless the Court determines otherwise in exceptional circumstances.

All Directors (with the exception of Directors appointed by the Government ("Government Appointees") must hold at least 1,000 units of Ordinary Stock.

In accordance with Central Bank of Ireland's Corporate Governance Code for Credit Institutions and Insurance Undertakings and the UK Corporate Governance Code (formerly the Combined Code published by the Financial Reporting Council in the UK adopted by the Irish Stock Exchange and the London Stock Exchange) all Directors retire by rotation every three years and, if eligible, may offer themselves for re-election subject to satisfactory performance evaluation. The appointment, removal and retirement of Government Appointees is subject to different arrangements that are set out in Bye-Law 100 of the Bye-Laws.

On 1 December 2011, new fitness and probity standards (the "Standards"), issued by the Central Bank of Ireland, became effective for persons performing a prescribed 'controlled function' or a 'pre-approval controlled function' in a Regulated Financial Service Provider (RFSP). The Standards, which apply on a phased basis from 1 December 2011, apply to persons performing any prescribed function in a RFSP and are based on requirements of competence, capability, honesty, integrity and financial prudence.

5.     Rights and Restrictions Attaching to stock

General

As part of the 2011 Capital Raise the Bank's ordinary stock and deferred stock was renominalised at the Extraordinary General Court held on 11 July 2011. This resulted in the nominal value of each unit of ordinary stock being reduced from €0.10 per unit to €0.05 per unit and the nominal value of each unit of deferred stock being reduced from €0.54 per unit to €0.01 per unit. Each existing unit of deferred stock of €0.54 at the date of renominalisation was subdivided into 54 units of €0.01 each, and each existing unit of ordinary stock at the date of renominalisation was subdivided and converted into one unit of ordinary stock of €0.05 and five units of deferred stock of €0.01. The purpose of the issue of the deferred stock was to ensure that the reduction in the nominal value of the ordinary stock did not result in a reduction in the capital of the Bank. Each ordinary Stockholder's proportionate interest in the issued ordinary stock of the Bank remained unchanged as a result of the renominalisation.

Aside from the change in nominal value, the rights attaching to €0.05 ordinary stock (including voting rights and dividend rights and rights on a return of capital) are substantively identical to those of the previous €0.10 ordinary stock.

The renominalised deferred stock has no voting or dividend rights and, on a return of capital on a winding up of the Bank, will have the right to receive the amount paid up thereon only after stockholders have received, in aggregate, any amounts paid up thereon plus €10 million per unit of €0.05 ordinary stock, the purpose of which is to ensure that the units of deferred stock have no economic value.

The deferred stock is not transferrable at any time, other than with the prior written consent of the Directors. At the appropriate time, the Bank may redeem or repurchase the deferred stock, make an application to the High Court of Ireland for the deferred stock to be cancelled, or acquire, cancel or seek the surrender of the deferred stock (in each case for no consideration) using other lawful means as the Directors may determine

(a)   Ordinary Stock

Dividend Rights

Under Irish law, and under the Bye-Laws of the Group, dividends are payable on the ordinary stock of the Bank only out of profits available for distribution. Holders of the ordinary stock of the Bank are entitled to receive such dividends as may be declared by the stockholders General Court, provided that the dividend cannot exceed the amount recommended by the Directors. The Bank may pay stockholders such interim dividends as appear to the Directors to be justified by the profits of the Bank. Any dividend which has remained unclaimed for 12 years from the date of its declaration may be forfeited and cease to remain owing by the Bank. No dividend on the ordinary stock may be declared unless the dividend on the dollar Preference Stock, the sterling Preference Stock, the euro Preference Stock (including the 2009 Preference Stock) and the 2005 Preference Stock most recently payable prior to the relevant General Court shall have been paid in cash.

Under the revised 2011 EU Restructuring Plan, the Bank has committed not to pay dividends on its Ordinary Stock until the earlier of (i) 31 December 2015; or (ii) the date by which the 2009 Preference Stock is redeemed or is no longer owned by the State.

Voting Rights

Voting at any General Court is by a show of hands unless a poll is properly demanded. On a show of hands, every stockholder who is present in person or by proxy has one vote regardless of the number of units of stock held by him. On a poll, every stockholder who is present in person or by proxy has one vote for every unit of ordinary stock of €0.05 each except for the voting rights of the Minister for Finance which are more restricted. A poll may be demanded by the chairman of the meeting or by at least nine members of the Group present in person or by proxy and entitled to vote on a poll. The necessary quorum for a General Court is 10 persons present in person or by proxy and entitled to vote.

All business is considered to be special business if it is transacted at an Extraordinary General Court as is all business transacted at an Annual General Court other than the declaration of a dividend, the consideration of the accounts, the balance sheet and reports of the Directors and Auditors, the election of Directors in the place of those retiring, the re-appointment of the retiring Auditors, and the determination of the remuneration of the Auditors, all of which is deemed ordinary business. Special business is dealt with by way of an ordinary resolution, save where a special resolution is expressly required by the Bye Laws or the Companies Acts 1963-2009 in so far as they apply to the Bank from time to time, in which case such special business shall be dealt with by way of special resolution. Ordinary business is dealt with by way of an ordinary resolution which requires a simple majority of the votes cast by the members voting in person or by proxy at a General Court. A special resolution must be passed by not less than three fourths of the votes cast by such members as being entitled so to do, vote in person or, where proxies are allowed, by proxy at a General Court at which not less than 21 days' notice specifying the intention to propose a resolution as a special resolution has been duly given. Where an equal number of votes has been cast on any resolution the chairman of the meeting is entitled to a second or casting vote.

Liquidation Rights

In the event of any surplus arising on the occasion of the liquidation of the Bank the Ordinary Stockholders would be entitled to a share in that surplus pro rata to their holdings of Ordinary Stock.

(b)   Preference Stock

At 20 March 2012, there were in issue 1,876,090 units of non-cumulative sterling preference stock and 3,026,598 units of non-cumulative euro preference stock and no units of non-cumulative dollar preference stock. The holders of non-cumulative sterling and euro preference stock are entitled to a fixed annual dividend at the discretion of the Bank in accordance with the terms and conditions relating to the issue of the preference stock. Any dividend which has remained unclaimed for 12 years from the date of its declaration may be forfeited and cease to remain owing by the Bank.

The non-cumulative sterling preference stock and the non-cumulative euro preference stock rank pari passu inter se and the right to a fixed dividend is in priority to the dividend rights of ordinary stock in the capital of the Bank. On a winding up or other return of capital by the Bank, the non-cumulative sterling preference stockholders and the non-cumulative euro preference stockholders are entitled to receive, out of the surplus assets available for distribution to the Bank's members, an amount equal to the amount paid up on their preference stock including any preference dividend outstanding at the date of the commencement of the winding-up or other return of capital, otherwise the preference stockholders are not entitled to any further or other right of participation in the assets of the Bank.

(c)   2005 Preference Stock

Bye-Law 7 enables the Directors to issue and allot new preference stock (2005 Preference Stock) which can either be redeemable or nonredeemable, and can be denominated in US dollars, in euro or in sterling. Any preference stock issued under Bye-Law 7 will rank equivalently to the existing euro and sterling preference stock as regards entitlements to dividends. Bye-Law 7 permits the substitution of all of the outstanding preferred securities in the event of the occurrence of a trigger event. A trigger event will occur when the capital adequacy requirements of the Central Bank have been, or are expected to be breached. As at 31 December 2011, there were no units of 2005 Preference Stock in issue.

(d)   2009 Preference Stock

The 2009 Preference Stock, comprising units of non-cumulative preference stock of €0.01 each in the capital of the Bank, ranks pari passu with the Ordinary Stock of the Bank on a repayment of capital on a winding-up of the Bank, and ranks ahead of the Ordinary stock as regards the payment of dividends. The 2009 Preference Stock ranks pari passu as regards dividends with other stock or securities which constitute Core Tier 1 capital of the Bank (other than Ordinary Stock and other than dividends to Minority Interests). The 2009 Preference Stock entitles the holder to receive a non-cumulative dividend at a fixed rate of 10.25% (previously 8% per annum prior to 19 May 2010) per annum, payable annually at the discretion of the Bank. If the dividend on the 2009 Preference Stock is not paid in any year the Bank is precluded from paying a dividend on the Ordinary Stock until the payment of the dividend on the 2009 Preference Stock has resumed in cash. The Bank will also be precluded from paying any dividend on any ordinary stock where the payment of such dividend would reduce the distributable reserves of the Bank to such an extent that the Bank would be unable to pay the next dividend due for payment on the 2009 preference stock.

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

As the holder of the units of 2009 Preference Stock the NPRFC currently has the right to directly appoint 25 per cent. of the directors of the Bank (such 25 per cent. to include any directors nominated by the Minister for Finance pursuant to the Government Guarantee Scheme), where the total number of directors is 15 or less, or four directors where the total number of directors is 16, 17 or 18. The 2009 Preference Stock held by the NPRFC carries the right to "top-up" the NPRFC's total voting rights of 25% of the total voting rights on any resolution proposed at a General Court in relation to the appointment or removal of a Director of the Bank or any control resolutions (whereby or in consequence of which control of the Group may be acquired) where the NPRFC's ordinary voting rights through it's holding of ordinary stock falls below this level. This entitlement applies to the NPRFC for so long as it holds any units of 2009 Preference Stock. For as long as the NPRFC or an acceptable Government Entity holds the 2009 Preference Stock the tabling of any resolution at a General Court of the Bank to alter the capital structure of the Bank requires the prior approval in writing of the Minister for Finance.

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

6.     Variation of Class Rights

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

7.     Convening of General Courts

Annual General Courts and a Court called for the passing of a special resolution must be called by 21 days notice in writing at the least. General Courts (other than General Courts called for the passing of a special resolution) can be called by 14 days notice in writing where the Bank offers the facility for Stockholders to vote by electronic means and where a special resolution reducing the period of notice to 14 days has been passed at the immediately preceding Annual General Court or at an Extraordinary General Court held since the immediately preceding Annual General Court. The notice must specify the place and date of the meeting and, in the case of special business, must give the general nature of that business. Attendance at General Courts is limited to members of the Bank and validly appointed proxies.

8.     Limitation on the Rights to Own Securities

Neither the Charter nor the Bye-Laws impose restrictions on the right of non-resident or foreign shareholders to own securities in the Group. See, however, "Exchange Control and Other Limitations Affecting Security Holders" on page 170 for restrictions imposed in the context of EU and UN sanctions.

9.     Further Capital Calls

Bye-Laws 17 to 22 deal with the mechanisms that enable the Directors to make calls upon members in respect of any moneys unpaid on their stock. All of the issued ordinary and preference stock is fully paid up.

10.   Limitation on a Change of Control

The voting rights of the 2009 Preference Stockholder concerning a change in control of The Bank are referred to at point 5(d) above.

11.   Disclosure of Stock Ownership

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

Under the Bye-Laws of the Group any member may be requested to declare by statutory declaration whether he is beneficially entitled to ordinary stock of which he is the registered owner and, if not, to disclose the person or persons for whom he holds such ordinary stock in trust. Such a declaration must be made within 14 days after the date of service of the notice. Failure to respond to the notice in the prescribed period entitles the Directors to serve a disenfranchisement notice on such member with the consequence that the member may not attend or vote, either personally or by proxy, at any General Court of the Bank or exercise any other rights conferred by membership in respect of his holding ordinary stock (the "Default Stock"). In addition, where the default stock amounts to more than 5% of the ordinary stock then in issue of the Bank (or such other percentage as may be determined under the provisions of Section 70 of the Companies Acts 1990) then the disenfranchement notice can state that any dividend (or part thereof) shall be retained by the Bank without liability to pay interest thereon when such money is finally paid to the memberand that no transfer of the default stock will be registered by, or on behalf of, the Bank. A disenfranchisement notice may continue in effect for as long as the default in respect of which it was issued continues.

12.   Employee Share Schemes, Long Term Incentive Plan and Executive Stock Option Schemes

Stockholders of the Bank have from time to time approved (and renewed) executive stock option schemes and more broadly based employee profit participation plans.

The Group Sharesave Scheme (1999), established under similar enabling legislation in both Ireland and the UK, enables participating employees, who enter into a savings related contract, to be granted an option to acquire units of ordinary stock on completion of that contract at a price related to the market price which prevailed at the time of the granting of the option. Eligible employees, whose remuneration is subject to Irish or UK income tax, may be awarded options over stock the exercise price of which may be set at a discount of up to 25% of the prevailing stock market price (20% in the UK). Participants must take out an approved savings contract and may contribute from €12 to €320 per month. The last offer under the Group's Sharesave Scheme was in 2007. No new options have been created since this offer.

The Long Term Incentive Plan (2004) is restricted to senior executive officers and focuses on the Group's Total Shareholder Return (TSR) relative to a group of leading European financial services businesses. The TSR takes into account both the Group's stock price performance and dividend payments to stockholders. The performance conditions for awards in 2006, 2007 and 2008 were not met and subsequently, all options lapsed. There have been no further awards under the Group Long Term Incentive Plan since 2008.

The Group Executive Stock Option Scheme (2004) focuses on underlying earnings per share ("underlying EPS") growth. Under the scheme, executives may be granted options to purchase stock up to one time's salary each year. The performance conditions for awards in 2006, 2007 and 2008 were not met and subsequently, all options lapsed. There have been no further awards under the Group Executive Stock Option Scheme since 2008.

The Group Staff Stock Issue Scheme (2006) was established under profit sharing legislation and approved by the Revenue Commissioners in Ireland. All Irish resident employees (including executive directors of the Bank and of participating companies) are eligible to participate in the scheme. As presently implemented the scheme allows the Group to make an award of free stock up to a maximum of 6% of the salary of eligible employees in any one year, up to a ceiling of €12,700. Subject to being held in trust for a period of three years, the stock is passed to the employee tax free and is thereby a very tax efficient mechanism for creating employee stock ownership. The amount of stock allocated by the directors reflects the Group's performance but cannot exceed 5% of the consolidated profits of the Group in any year. The Stock Incentive Plan (2003) approved by the Inland Revenue of the UK, makes similar provisions for employees of the Group or any participating company resident in the UK. There have been no awards under the Group Staff Stock Issue Scheme since 2008.

All of the above stock issue and stock option schemes are subject to a range of flow rate controls approved by the stockholders.

For further information on the stock option schemes refer to note 48 in the notes to the Consolidated Financial Statements.

13.   Directors' and Officers' Liability Insurance

Irish company law permits companies to purchase and maintain insurance against directors' and officers' liability. The Bye-Laws of the Group enable the Group to purchase such liability insurance and make it clear that directors are entitled to vote and be counted in the quorum in respect of any resolution concerning the purchase of such insurance.

14.   Material Contracts

See note 56 to the Consolidated Financial Statements for details of material transactions with the State.

SHARE CAPITAL

See note 48 to the Consolidated Financial Statements for details on Capital Stock.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are no restrictions under the Bye-Laws of the Group, presently in force, that limit the right of non-resident or foreign owners, as such, to hold securities of the Group freely or, when entitled, to vote such securities freely. There are currently no Irish foreign exchange controls or laws restricting the import or export of capital, although the Council of the European Union does have the power, under Articles 63 to 66 of the Treaty on the Functioning of the European Union, to impose restrictions on capital movements to and from third countries. There are currently no restrictions under Irish law affecting the remittance of dividends, interest or other payments to non-resident holders of securities of the Group, except in respect of entities and/or individuals detailed in relevant European Union and United Nations sanctions listings received from the Financial Regulator from time to time. The Group also complies with applicable requirements arising in respect of non-cooperative countries and territories ("NCCT"), pursuant to the NCCT initiative of the Financial Action Task Force.

TAXATION

The following summary of certain consequences to US holders (as defined below), or as in the case of Irish taxation, to eligible US holders (also as defined below) of the purchase, ownership and disposition of ADSs or ordinary stock deals only with US holders that hold ADSs or units of ordinary stock as capital assets for Irish and US Federal income tax purposes and does not deal with special classes of holders, such as dealers in securities, traders in securities that elect to use a mark to market method of accounting for their securities holdings, tax-exempt organisations, life insurance companies, persons liable for alternative minimum tax, persons that actually or constructively own 10% or more of the voting stock of the Bank, persons that hold units of ordinary stock or ADSs as part of a straddle or a hedging or conversion transaction, persons that purchase or sell units of ordinary stock or ADSs as part of a wash sale for tax purposes or US holders or eligible US holders whose functional currency is not the US dollar. While the summary discussion relates to material matters relevant to the tax laws of the United States and Ireland, all holders should consult their own tax advisors as to the Irish, US or any other tax consequences of the purchase, ownership and disposition of ordinary stock or ADSs including the effect of any foreign, state or local tax laws as they apply to their particular circumstances. This summary is based (i) on the income tax treaty between Ireland and the United States (the "Tax Treaty"), tax laws, regulations, administrative rulings and court decisions of Ireland and the United States, all as currently in effect and all subject to change at any time, perhaps with retroactive effect, and (ii) in part, on representations of the Depositary, and assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

Irish Taxation

Dividends:    Dividends paid by an Irish resident company do not carry a tax credit and are generally subject to Dividend Withholding Tax ("DWT") at the standard rate of income tax, currently 20%. This could include dividends paid by the Group with respect to ordinary stock or ADSs. There are a number of exemptions available from DWT including: (i) for ordinary stock, where the recipient is an eligible US holder who completes a relevant declaration and submits the same to the Bank's Registration Department prior to the due date of payment of the relevant dividend; and (ii) in relation to dividends paid with respect to ADSs as evidenced by an ADR, where the beneficial holder's address on the register of depositary receipts is located in the US and is held by the Bank of New York or other 'qualifying intermediary' as defined in section 172E Irish Taxes Consolidation Act 1997 (or see list at http://www.revenue.ie/en/tax/dwt/authorised-qualifying-intermediaries.html) or by any intervening 'specified intermediary' as defined in section 172F Irish Taxes Consolidation Act 1997.

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

The Tax Treaty limits the Irish tax liability of an eligible US holder (that is unable to claim repayment of the full DWT under provisions of Irish law) in respect of a dividend paid by the Bank to 15% of the gross amount. Consequently such holders may claim repayment from the Irish Tax Authorities, in accordance with the Tax Treaty, of the amount of DWT in excess of 15% of the sum of the cash dividend and the related DWT.

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

Dividends paid to a non-corporate US holder in taxable years beginning before 1 January 2013 that constitute qualified dividend income will be taxable to the holder at a maximum federal tax rate of 15% provided that the ADSs or ordinary stock are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. The Bank expects that dividends paid by it will generally be qualified dividend income; however, whether any particular payment represents qualified dividend income will depend on the facts and circumstances existing at the time the dividend is paid (including, for example, whether and how the Bank qualifies for benefits under the Tax Treaty). The dividend will not be eligible for the dividends-received deduction generally allowed to corporations. The amount of any dividend distribution that a US holder must include in income will be the US dollar value of the euro payment (determined at the spot US dollar/euro exchange rate) on the date of actual or constructive receipt by the US holder, in the case of ordinary stock, or by the Depositary in the case of ADSs, regardless of whether the payment is converted into dollars. Gain or loss, if any resulting from currency exchange fluctuations during the periods from the date a US holder includes the dividend payment in income to the date such US holder converts the payment into US dollars, generally will be ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income, and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to certain limitations, any Irish tax (including DWT) withheld and paid over to Ireland will be creditable or deductible against the US holder's US Federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% federal tax rate that is applicable to qualified dividend income. To the extent a refund of the tax withheld is available to a US holder under Irish law or the Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against a US holder's US Federal income tax liability.

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

PFIC Rules:    The Bank believes that ADSs and ordinary stock should not be treated as stock of a Passive Foreign Investment Company ("PFIC") for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If, contrary to the Bank's belief, the Bank were to be treated as a PFIC, gain realised on the sale or other disposition of a US holder's ADSs or ordinary stock would in general not be treated as a capital gain. Instead, a US holder would be treated as if it had realised such gain and certain "excess distributions" ratably over its holding period for the ADSs or ordinary stock and would be taxed at the highest tax rate in effect for each such year to which the gain or distribution was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a US holder's ADSs or ordinary stock will be treated as stock in a PFIC if the Bank were a PFIC at any time during such US holder's holding period in its ADSs or ordinary stock. Dividends received by a US holder from the Bank will not be eligible for the special tax rates applicable to qualified dividend income if the Bank is treated as a PFIC with respect to such US holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Additionally, the Investor Relations section on the Group's website is updated with all Stock Exchange releases as they are made by the Group. The Group has an active and well developed Investor Relations programme, which involves regular meetings by the Group Chief Executive, the Chief Financial Officer and other members of his senior executive team and the Head of Group Investor Relations with the Group's principal institutional stockholders and with financial analysts and brokers. The Directors are kept informed on investor issues through regular reports from Group Investor Relations on the outcome of these meetings. All meetings with stockholders are conducted in such a way as to ensure that price sensitive information is not divulged. In addition, all Directors are encouraged and facilitated to hear the views of investors and analysts at first hand through their participation in conference calls following major announcements. The Court concluded that the objective of keeping Directors fully informed on stockholder views was achieved in the year ended 31 December 2011.

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

RISK MANAGEMENT REPORT

1      RISK MANAGEMENT FRAMEWORK

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

1.1   RISK IDENTITY, STRATEGY AND APPETITE

Given the unprecedented deterioration in economic conditions and the resulting strain on the Group's asset quality, capital and funding metrics, the Group is following a strategy designed to reduce its overall risk profile through strengthening its capital ratios, deleveraging its balance sheet and reducing its reliance on wholesale funding.

The Group's risk strategy and risk appetite are set by the Court.

Risk Identity

The Group's risk identity is to be the leading Irish retail, commercial and corporate bank committed to long-term relationships with its customers. The Group's franchise is in Ireland with income and risk diversification achieved through a meaningful presence in the UK and selected international activities where the Group has proven competencies. The Group will operate within prudent Court-approved risk parameters to have and maintain a robust, stand alone financial position.

Risk Appetite

Risk appetite defines the amount and nature of risk the Group is prepared to accept in pursuit of its business objectives. It is defined in qualitative terms as well as quantitatively through a series of high level limits covering areas such as credit risk, market risk, liquidity and funding risk, pension risk, and capital measures. These high level limits are cascaded into more granular limits and targets across portfolios and business units. Risk appetite guides the Group in its risk taking and related business activities, having regard to the maintenance of financial stability, solvency and the protection of the Group's core franchises and growth platforms. The Group has defined measures to track its profile against the most significant risks that it assumes. Each of these measures has a defined target level or limit, as appropriate, and actual performance is tracked against these target levels or limits.

As such, Risk Appetite represents a boundary condition to the Group's strategy.

The formulation and implementation of risk appetite in the Group was reviewed during 2010 and a new Risk Appetite Framework and Statement was approved by the Court. The statement includes specific credit limits on sectoral and single name exposures among other qualitative and quantitative risk parameters and it also provides for the implementation of a hierarchy of sectoral credit limits. The Risk Appetite Statement was revised to reflect the impacts of PCAR/PLAR 2011 and the subsequent capital raising on the Group's risk profile. The Court approved the revised statement in May 2011.

Risk Strategy

The Group's risk strategy is shaped by Risk Appetite as approved by the Court and its objective is to reduce overall risk profile.

This is executed through:

•
having clear risk targets and limits;

•
ensuring that all material risks are correctly identified, measured, reported and controlled;

•
allocating clear roles, responsibilities and accountabilities for the management and control of risk within the Group; and

•
raising awareness of and commitment to the principles of sound risk management.

1.2   RISK GOVERNANCE

Governance Structure

(1)
Membership comprises only non-executive Directors

The responsibility for risk management extends throughout the organisation:

•
The Court is responsible for approving high level policy and strategic direction in relation to the nature and scale of risk that the Group is prepared to assume to achieve its strategic objectives. The Court ensures that an appropriate system of internal control is maintained and reviews it effectiveness. It regularly reviews reports on the size and composition of key risks facing the Group as well as the minutes of key committees.

•
The Court Risk Committee (CRC) comprises non-executive Directors and its primary responsibilities are to monitor risk governance and to assist the Court in discharging its responsibilities in ensuring that risks are properly identified, reported, and assessed, that risks are properly controlled and that strategy is informed by and aligned with the Group's risk appetite. It meets at least four times annually and more often if required. The committee met nine times during 2011.

•
The Group Audit Committee (GAC) comprises non-executive Directors and assists the Court in fulfilling its responsibilities in relation to risk management. In close liaison with the CRC, it advises the Court in establishing the Group's Risk Appetite and setting standards for the Group's risk control framework. It reviews the appropriateness and completeness of the system of internal control, reviews the manner and framework in which management ensures the adequacy of the nature, extent and effectiveness of internal control systems, including accounting control systems, and thereby maintains an effective system of internal control. It assists the Court in meeting obligations under relevant Stock Exchange Listing Rules, including the Sarbanes Oxley Act, as well as other regulatory requirements. The committee met twelve times during 2011.

•
The Group Deleveraging Committee (GDC) is a committee appointed by the Court and was established in June 2011 to monitor and oversee the delivery of the Group's deleveraging commitments under the Group's business plan, the Central Bank 2011 PCAR/PLAR process and the EU/IMF Programme of Financial Support for Ireland. The committee is chaired by a non-executive Director and is comprised of a number of the Group's executives and senior managers. The committee met five times in 2011.

  Representatives from the Department of Finance and Central Bank of Ireland have enhanced observer status at this committee.

The organisational structure for risk management is designed to facilitate reporting and escalation of risk concerns from business units and risk functions to the GRPC, the CRC and the Court, and the communication of approved risk management policies and decisions from the Court and the GRPC to business units. Please refer to the Corporate Governance Statement on page 139 for further details.

•
The Group Risk Policy Committee (GRPC) is appointed by and reports directly to the Court. It is chaired by the Chief Credit & Market Risk Officer (CCMRO) and its membership comprises senior management of the Group. It met eighteen times during 2011. The GRPC exercises its authority as delegated by the Court to approve business initiatives that have material implications for the level or composition of risk and which are consistent with risk appetite and high level policy approved by the Court. It also makes recommendations to the Court on risk issues where the Court has reserved authority. In addition, the committee ensures that risks are properly identified and assessed, that risks are properly controlled and manged and that strategy is informed by and aligned with the Group's Risk Appetite. The CRC and the Court oversee the decisions of the GRPC through a review of the GRPC minutes. The GRPC delegates specific responsibility for oversight of the major classes of risk (including credit, market, liquidity and funding, operational, regulatory and tax) to committees that are accountable to it. The relevant committees are set out in the following diagram.

(1)
Risk-adjusted returns (RAR).

(2)
The committee has been invoked and is overseeing the management of funding and liquidity.

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

Third line of defence:    Group Internal Audit (GIA), which has a direct reporting line to the Chairman of the Group Audit Committee (GAC), is responsible for providing control assurance to the Court, the GAC, senior management and other stakeholders such as regulatory authorities and the external auditors. GIA also includes Group Credit Review (GCR) and its reviews cover lending units in each division and incorporates an examination of adherence to credit policies and procedures across the various portfolios. GCR also addresses the timeliness of the annual review process and the quality of credit assessment in each portfolio.

1.3   RISK IDENTIFICATION, MEASUREMENT AND REPORTING

Risk Identification

Risks facing the Group are identified and assessed annually through the Group's Risk Identification Process.

Material risks are included in the Group Risk Framework, ownership assigned, appropriate policies and/or processes put in place and a formalised measurement and management process defined and implemented.

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

Business and strategic risk is the volatility of the Group's projected outcomes (including income, net worth or reputation), associated with damage to the franchise or operational economics of the business and reflected in the income or net worth of the Group. Typically business risk occurs in a one year timeframe and relates to volatilities in earnings caused by changes in the competitive environment, new market entrants and/or the introduction of new products and inflexibility in the cost base. Strategic risk generally relates to a longer timeframe and pertains to volatilities in earnings arising from a failure to develop or execute an appropriate strategy.

Regulatory risk is the risk or volatility of earnings arising from a breach of regulatory and compliance guidelines and requirements. Regulatory risk arises from a failure to comply with the laws, regulations or codes applicable to the financial services industry in the jurisdictions in which the Group operates.

Market risk is the risk of loss arising from movements in interest rates, foreign exchange rates or other market prices. Market risk arises from the structure of the balance sheet, the Group's business mix and discretionary risk taking.

Operational risk is the risk of loss arising from inadequate or failed internal processes, people related events and systems or from external events. It includes legal and contractual risk which is the risk of loss due to litigation arising from errors, omissions and acts by the Group in the conduct of its business. Operational risk also includes tax compliance risk, which is the risk of loss due to non-compliance with tax legislation and the Group's tax policy.

Pension risk is the risk that the assets of the Group's defined benefit pension schemes fail to generate returns that are sufficient to meet the schemes' liabilities.

Life insurance risk is the volatility in the amount and timing of claims caused by unexpected changes in mortality, morbidity, persistency and longevity.

Model risk is the risk of loss resulting from the Group's suite of models (credit, market and operational) inaccurately measuring the risk of the Group's exposures, resulting in the Group mispricing deals, holding insufficient capital (economic and/or regulatory) and being subject to financial, regulatory and/or market censure.

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

The Group conducts solvency stress tests in order to assess the impacts of adverse scenarios on the Group's impairment charges on financial assets, deleveraging losses, earnings, capital adequacy, liquidity and financial prospects.

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

Risk Reporting

Material risks identified under the Group's Risk Identification Process are assessed and their status is reported quarterly by the CCMRO in the Court Risk Report which is reviewed by the GRPC, the CRC and the Court. The content of the report includes an analysis of and commentary on all material risk types as set out on page 178. It also addresses governance and control issues and compliance with risk appetite.

Regular updates on emerging risks, risk surveys and relevant international economic or monetary reports are also considered. In addition, the GRPC and the Court (and the CRC where applicable) consider more frequent formal updates on the key areas of credit and liquidity risk and capital management. The reports also provide data on the external economic environment and management's view of the implications of this environment on the Group's risk profile.

The Court Risk Report forms the top of a reporting hierarchy with more detailed risk information being considered by divisional level management.

The CRC and the Court also receive risk information through their review of the GRPC minutes and through investigations carried out into specific risk matters.

2      MANAGEMENT OF KEY GROUP RISKS

2.1   CREDIT RISK

Key points:

•
The credit environment in which the Group operates remained challenging in 2011. While the Irish economy is expected to have emerged from recession and recorded modest growth in 2011, a combination of fiscal austerity, continued high unemployment and falling property prices continued to weigh on asset quality and impairments. In the UK, improvements in the early part of the year were offset by more difficult conditions in the second half and growth forecasts for the UK economy were revised sharply downward during the year.

•
The loan book has contracted significantly, with volumes before impairment provisions reducing to €108 billion at 31 December 2011 (from €119 billion at 31 December 2010), through asset disposals as part of the Group's deleveraging initiatives, scheduled and unscheduled repayments and low demand for credit.

•
Asset Quality in 2011 remained under pressure more generally in Ireland, while trends in UK mortgages, internationally focussed corporate lending and consumer portfolios improved. There was some deterioration in the arrears profile in the Irish Mortgage book in the second half of the year, which may have been partially attributable to implementation of the new Code of Conduct on Mortgage arrears and the considerable public speculation about potential policy measures regarding customers in arrears. Our Irish business customers who have a high dependency on the domestic economy continued to face difficult conditions and this has adversly impacted on their credit profile.

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

Credit Risk Definition

Credit Risk is the risk of loss resulting from a counterparty being unable to meet its contractual obligations to the Group in respect of loans or other financial transactions.

The manner in which the Group's exposure to credit risk arises, its policies and processes for managing it and the methods used to measure and monitor it are set out below.

How Credit Risk arises

Credit risk arises from loans and advances to customers. It also arises from the financial transactions the Group enters into with financial institutions, sovereigns and state institutions. It is a result of both drawn exposures and exposures the Group has committed to extend. While the Group could potentially suffer loss to an amount equivalent to its undrawn commitments, the Group does not expect to incur losses to that extent as most consumer related commitments can be cancelled by the Group and non-consumer related commitments are entered into subject to the customer continuing to achieve specific credit standards.

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

Credit related commitments

The Group manages credit related commitments that are not reflected as loans and advances on the balance sheet on the same basis as loans for credit approval and management. These include:

•
Guarantees and standby letters of credit;

•
Performance or similar bonds and guarantees;

•
Documentary and commercial letters of credit;

•
Commitments; and

•
Letters of offer.

Further information on the Group's exposures is set out in note 47 to the Consolidated Financial Statements.

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

The Group has executed standard internationally recognised documents such as International Swaps and Derivative Association (ISDA) agreements and Credit Support Annexes (CSAs) with its principal interbank derivative counterparties. The purpose of a CSA is to limit the potential cost of replacing derivative contracts at market prices in the event of default by the counterparty. A very high proportion of the Group's interbank derivatives book is covered by CSAs and is hence collateralised, primarily through cash.

Country Risk

The Group is exposed to country risk. Exposures are managed in line with approved policy and country maximum exposure limits. Further information is set out on page 201.

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

Undue concentrations could lead to increased volatility in the Group's impairment charges on financial assets, earnings, capital requirements and financial prospects. Management of risk concentrations is an integral part of the Group's approach to risk management. Target levels and, where appropriate, limits are defined by the Court for each credit category. In addition, monetary risk limits are set by the GRPC or its appointed committees and, where necessary, approved by the Court. These target levels and, where appropriate, limits, are informed by the Group's Risk Appetite Statement. Single name concentrations are also subject to limits. As the Group reduces the overall size of its balance sheet, concentration risk may increase in relative terms and geographical and sectoral diversification may reduce. In 2011, regulatory sectoral limits in relation to 'real estate, land and development activities' were breached on several occasions. These breaches were reported to and acknowledged by the Central Bank and the Central Bank is aware of the likely future path of the Group's regulatory sectoral concentrations.

Credit Policy

The core values and principles governing the provision of credit are contained in the Statement of Group Credit Policy which is approved by the Court. Individual business unit credit policies define in greater detail the credit approach appropriate to the units concerned. These policies take account of the Group's Risk Appetite Statement, applicable sectoral credit limits, the lessons learned from the Group's recent loss history, the markets in which the business units operate and the products which they provide. In a number of cases business unit policies are supplemented by sectoral credit policies. Each staff member involved in developing banking relationships and/or in assessing or managing credit has a responsibility to ensure compliance with these policies. Procedures for the approval and monitoring of exceptions to policy are included within the policy documents.

Lending authorisation

The Group's credit risk management systems operate through a hierarchy of lending authorities which are related to internal loan ratings. All exposures above certain levels require approval by the Group Credit Committee (GCC) and exposures in excess of the Group's single name limits require Court approval. Other exposures are approved according to a system of tiered individual authorities which reflect credit competence, proven judgment and experience. Material lending proposals are referred to credit units for independent assessment/approval or formulation of a recommendation and subsequent adjudication by the applicable approval authority.

Credit Reporting/Monitoring

It is the Group's policy to ensure that adequate up to date credit management information is available to support the credit management of individual account relationships and the overall loan portfolio.

Credit risk at a Group, divisional and significant operating unit/product type level is reported on a monthly basis to senior management. This monthly reporting includes information and detailed commentary on loan book growth, quality of the loan book (credit grade and probability of default (PD) profiles and risk weighted assets) and loan impairment provisions including individual large impaired exposures. Changes in sectoral and single name concentrations are tracked on a quarterly basis highlighting changes to risk concentration in the Group's loan book. A report on any exceptions to credit policy is presented to and reviewed by the GRPC on a monthly basis. The Group allocates significant resources to ensure ongoing monitoring and compliance with approved risk limits.

The Portfolio Review Committee (PRC) considers and recommends to the GRPC, on a quarterly basis, a credit concentration report which tracks changes in sectoral and single name concentrations measured under agreed parameters. Credit risk including compliance with key credit risk limits is reported monthly in the Court Risk Report. Statistics on any credit policy exception are also included on a quarterly basis. This report is presented to and discussed by the GRPC, the CRC and the Court.

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

At 31 December 2011, the Group's top 50 non-Bank exposures (including off balance sheet exposures) amounted to €7.4 billion (31 December 2010: €11.8 billion).

Credit Risk Mitigation

An assessment of the borrower's ability to service and repay the proposed level of debt (principal repayment source) is undertaken for credit requests and is a key element in the Group's approach to mitigating risk. In addition, the Group mitigates credit risk through the adoption of both proactive preventative measures (e.g. controls and limits) and the development and implementation of strategies to assess and reduce the impact of particular risks, should these materialise including hedging, securitisation and the taking of collateral (which acts as a secondary repayment source).

Controls and limits

The Group imposes risk control limits and guide points to mitigate significant concentration risk. These limits and guide points are informed by the Group's Risk Appetite Statement which is approved annually by the Court.

The GRPC approves country maximum exposure limits based on the Group's country risk rating models which are supported by external ratings.

Maximum exposure limits for lending to banks are also approved by the GRPC for each rating category based on credit risk modelling techniques combined with expert judgement.

Risk transfer and financing strategies

The objective of risk mitigation/transfer is to limit the risk impact to acceptable (quantitative and qualitative) levels. Where the risk review process indicates the possible emergence of undue risk concentrations, appropriate risk transfer and mitigation options are explored and recommended to the Portfolio Review Committee (PRC). The Group currently makes very limited use of credit derivatives for credit risk mitigation purposes.

Collateral

Credit risk mitigation includes the requirement to obtain collateral, depending on the nature of the product and local market practice, as set out in the Group's policies and procedures. The nature and level of collateral required depends on a number of factors including, but not limited to, the amount of the exposure, the type of facility made available, the term of the facility, the amount of the borrower's own cash input and an evaluation of the level of risk or probability of default. The Group takes collateral as a secondary source, which can be called upon if the borrower is unable or unwilling to service and repay debt as originally assessed.

Various types of collateral are accepted, including property, securities, cash, guarantees and insurance, grouped broadly as follows:

•
Financial collateral (lien over deposits, shares, etc.);

•
Residential and commercial real estate;

•
Physical collateral (plant and machinery, stock, etc.); and

•
Other collateral (debtors, guarantees, insurance, etc.).

The Group's requirements around completion, valuation and management requirements for collateral are set out in appropriate Group or business unit policies and procedures. The extent to which collateral and other credit enhancements mitigate credit risk in respect of the Group's mortgage portfolio is set out on page 252.

Credit Risk Assessment

The Group's approach to the management of credit risk is focussed on a detailed credit analysis at origination followed by early intervention and active management of accounts where creditworthiness has deteriorated.

The Credit & Market Risk function has responsibility for the management of credit and market risk and overall risk reporting to the Group Executive Committee, the CRC and the Court on (a) developments in these risks and (b) ensuring all risk exposures comply with specific risk limits. It is led by the CCMRO who reports directly to the Group Chief Executive.

The function provides strong independent oversight and management of the Group's credit risk strategy, credit risk management information and credit risk underwriting as well as strategic oversight and management of certain challenged portfolios.

Response to Challenged Credit Environment

A range of initiatives were put in place to deal with the effects of the continued deterioration in the credit environment and decline in asset quality in recent years including enhanced collections and recoveries processes, expansion of specialist work-out teams to ensure early intervention in vulnerable cases, intensive review cycles for 'at risk' exposures and the management of excess positions, support from central teams in managing 'at risk' and 'challenged' portfolios at a business unit level, modified and tighter lending criteria for specific sectors, a reduction in certain individual bank exposures and the revised Risk Appetite Framework and Statement.

The segregation of certain challenged portfolios and the realignment of resources to manage these assets allows the remaining portfolio managers to focus on the loan book classified as 'acceptable quality' or better and to work closely with those customers.

Mortgage forbearance and restructure strategies in Retail Ireland

A range of forbearance strategies are used for customers in arrears or facing potential arrears, in order to arrange, where viable or possible, sustainable mortgage repayment solutions.

The Bank of Ireland Group has fully adopted the requirements of the Central Bank of Ireland Code of Conduct on Mortgage Arrears (CCMA) which, among other things, requires mortgage lenders to establish a Mortgage Arrears Resolution Process (MARP) for defined owner occupied mortgages. The MARP sets out the framework for case by case consideration and implementation of a range of forbearance measures for qualifying borrowers. In addition, the Group has set out a clearly defined Mortgage Arrears Resolution Strategy incorporating both owner occupied and Buy to let mortgages. The forbearance process adopted by the Group seeks to minimise loss arising from non repayment of customer mortgages while ensuring that customers are treated fairly and with respect throughout the arrears management and resolution process.

Implementation of forbearance solutions occur on either a temporary or permanent basis to facilitate sustainable repayment plans and are subject to individual case assessment.

Formal temporary forbearance solutions include setting short term revised repayments or short term suspension of repayments, eg. interest only, reduced repayment (greater than interest only) and term extensions (including servicing interest).

Permanent forbearance solutions include:

•
term extensions;

•
capitalisation of arrears is considered where the customer has demonstrated capacity to meet payments in line with their original contracted sum and in circumstances where the customer's ability to continue to meet repayments following capitalisation is deemed to be sustainable. Repeat capitalisations are restricted; and

•
phased step-up repayments over the total contracted term.

Additional potential forbearance options, contained within the recommendations of the Government Inter-Departmental Mortgage Arrears Working Group and in line with our Mortgage Arrears Resolution Strategy, are under consideration.

Credit Risk Measurement

All credit transactions are assessed at origination for credit quality and the borrower is assigned a credit grade based on a predefined credit rating scale. The risk, and consequently the credit grade, is reassessed periodically as part of the transaction review process. The use of internal credit rating models and scoring tools, which measure the degree of risk inherent in lending to specific counterparties, is central to the credit risk assessment and ongoing management processes within the Group. Details of these internal credit rating models is outlined in Section 4 Credit Risk Methodologies on page 247.

Loan Loss Provisioning

Through its ongoing credit review processes, the Group seeks early identification of deteriorating loans with a view to taking corrective action to prevent the loan becoming impaired. Typically, loans that are at risk of impairment are managed by dedicated specialist units/debt collection teams focussed on working-out loans.

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

Under delegated authority from the Court, the Group's provisioning methodology is approved by the GRPC on a half yearly basis, details of which are set out in Section 4 Credit Risk Methodologies on page 247.

The quantum of the Group's impairment charge, impaired loan balances and provisions is also reviewed by the GRPC half yearly, in advance of providing a recommendation to the Group Audit Committee.

An analysis of the Group's impairment provisions at 31 December 2011 is set out in note 31 to the Consolidated Financial Statements.

Methodologies for valuation of collateral

Where cash flows arising from the realisation of collateral held are included in impairment assessments, management typically rely on valuations or business appraisals from independent external professionals. However, in the case of property assets (both investment property and development), in particular in Ireland, where restricted market liquidity continues to be a feature of the market, the Group uses estimated cash flows based on valuations from the most appropriate source available for the asset in question.

Details of these valuation methodologies are set out in Section 4 Credit Risk Methodologies on page 247.

2.1.2  BOOK PROFILE—Loans and advances to customers

Loans and advances to customers in the tables on pages 187 to 195 include loans and advances to customers and loans held for sale at 31 December 2011. The 2010 comparative tables do not include loans held for sale to NAMA.

Geographical and industry analysis of loans and advances to customers

The following table gives the geographical and industry breakdown of total loans (before impairment provisions).

	Loans and advances to customers 31 December 2011			Loans and advances to customers 31 December 2010
Geographical/industry analysis	Ireland €m	UK & Other €m	Total €m	Ireland €m	UK & Other €m	Total €m
Personal	29,847	30,957	60,804	30,468	33,497	63,965
— Residential mortgages	27,854	29,636	57,490	28,067	32,199	60,266
— Other consumer lending	1,993	1,321	3,314	2,401	1,298	3,699
Property and construction	10,381	10,199	20,580	11,537	12,857	24,394
— Investment	8,231	8,633	16,864	9,122	10,697	19,819
— Land and development	2,150	1,566	3,716	2,415	2,160	4,575
Business and other services	9,193	3,849	13,042	9,660	4,461	14,121
Distribution	3,469	591	4,060	3,897	758	4,655
Manufacturing	3,160	1,134	4,294	3,806	1,581	5,387
Transport	1,186	198	1,384	1,225	324	1,549
Financial	906	262	1,168	1,758	310	2,068
Agriculture	1,628	205	1,833	1,609	161	1,770
Energy	838	99	937	1,454	69	1,523

Total	60,608	47,494	108,102	65,414	54,018	119,432

The geographical breakdown is primarily based on the location of the business unit where the asset is booked.

The Group's primary markets are Ireland and the UK and exposures originated and managed in these countries represent a material concentration of credit risk. Similarly, the Group exhibits a material concentration in Residential mortgages and in the Property and construction sector.

The Group's Residential mortgage portfolio is widely diversified by individual borrower and amounted to 53% of total loans at 31 December 2011 (31 December 2010: 50%). 48% of Residential mortgages relate to Ireland and 52% relate to the UK at 31 December 2011. The Group has previously announced its withdrawal from the intermediary sourced mortgage market in the UK. At 31 December 2011 this book amounted to £25 billion (before impairment provision).

The Property and construction sector accounted for 19% or €21 billion of total loans at 31 December 2011 (31 December 2010: 20% or €24 billion). This book consists primarily of investment loans.

The Group's deleveraging initiatives contributed significantly to the reduction in loans and advances to customers as at 31 December 2011.

2.1.3  ASSET QUALITY—Loans and advances to customers

The Group classifies loans and advances to customers assets as 'neither past due nor impaired', 'past due but not impaired' and 'impaired' in line with the requirements of IFRS 7.

The Group applies internal ratings to loans based on an assessment of the credit quality of the customer, as part of its credit risk management system. A thirteen point credit grade rating scale is used for more complex, individually managed loans, including wholesale, corporate and business lending. A seven point credit grade rating scale is used for standard products (including mortgages, personal and small business loans). Both credit scales have a defined relationship with the Group's Probability of Default (PD) scale.
'Neither past due nor impaired' ratings are summarised as set out below:

Mappings to external rating agencies are indicative only, as additional factors such as collateral will be taken into account by the Group in assigning a credit grade to a counterparty.

•
high quality ratings apply to loans to customers, strong corporate and business counterparties and consumer banking borrowers (including Residential mortgages) with whom the Group has an excellent repayment experience. High quality ratings are derived from grades 1 to 4 on the thirteen point grade scale, grades 1 and 2 on the seven point grade scale and ratings equivalent to AAA, AA+, AA, AA–, A+, A, A– and BBB+ and BBB for the external major rating agencies;

•
satisfactory quality ratings apply to good quality loans that are performing as expected, including loans to small and medium sized enterprises, leveraged entities and more recently established businesses. Satisfactory quality ratings also include some element of the Group's retail portfolios. Satisfactory quality ratings are derived from grades 5 to 7 on the thirteen point grade scale, grade 3 on the seven point grade scale and external ratings equivalent to BBB–, BB+, BB and BB–. In addition, satisfactory quality ratings can also apply to certain temporary and permanent mortgage restructuring arrangements that are neither past due nor impaired;

•
acceptable quality ratings apply to loans to customers with increased risk profiles that are subject to closer monitoring and scrutiny by lenders with the objective of managing risk and moving accounts to an improved rating category. Acceptable quality ratings are derived from grades 8 and 9 on the thirteen point grade scale, grade 4 outstandings within the seven point scale and external ratings equivalent to B+. In addition, acceptable quality ratings can also apply to certain temporary mortgage restructuring arrangements that are neither past due nor impaired; and

•
the lower quality but neither past due nor impaired rating applies to those loans that are neither in arrears nor impaired but where the Group requires a work down or work out of the relationship unless an early reduction in risk is achievable. Lower quality ratings are derived from outstandings within rating grades 10 and 11 on the thirteen point grade scale and grade 5 on the seven point grade scale and external ratings equivalent to B or below.

'Past due but not impaired' loans are defined as follows:

•
loans where repayment of interest and / or principal are overdue by at least one day but which are not impaired.

'Impaired' loans are defined as follows:

•
loans with a specific impairment provision attaching to them together with loans (excluding Residential mortgages) which are more than 90 days in arrears.

	31 December 2011		31 December 2010
Loans and advances to customers Book composition (before impairment provisions)	€m	%	€m	%
Residential mortgages	57,490	53%	60,266	51%
— Retail Ireland	27,854	26%	28,067	24%
— Retail UK	29,636	27%	32,199	27%
Non-property SME and corporate	26,718	25%	31,073	26%
— Republic of Ireland SME	11,497	11%	11,155	9%
— UK SME	3,662	3%	3,895	3%
— Corporate	11,559	11%	16,023	13%
Property and construction	20,580	19%	24,394	20%
— Investment	16,864	16%	19,819	17%
— Land and development	3,716	3%	4,575	3%
Consumer	3,314	3%	3,699	3%

Total loans and advances to customers	108,102	100%	119,432	100%

The geographical breakdown is primarily based on the location of the business unit where the asset is booked.

The Group's loans and advances to customers at 31 December 2011 were €108 billion before impairment provisions compared to €119 billion before impairment provisions at 31 December 2010. Residential mortgages accounted for 53% of total loans and advances to customers at 31 December 2011 compared to 51% at 31 December 2010. The other loan portfolios account for broadly equivalent proportions of the loan book at 31 December 2011 and at 31 December 2010.

Risk profile of loans and advances to customers

The tables and analysis below summarise the Group's loans and advances to customers over the following categories: 'neither past due nor impaired', 'past due but not impaired' and 'impaired'. Exposures are before provisions for impairment.

31 December 2011

Risk profile of loans and advances to customers including held for sale (before impairment provisions)	Residential mortgages €m	Non-property SME and corporate €m	Property and construction €m	Consumer €m	Total loans and advances to customers €m	Total loans and advances to customers %
High quality	49,924	5,530	836	2,154	58,444	54%
Satisfactory quality	564	10,329	4,526	619	16,038	15%
Acceptable quality	1,008	4,446	3,961	45	9,460	9%
Lower quality but not past due nor impaired	—	1,940	2,592	—	4,532	4%

Neither past due nor impaired	51,496	22,245	11,915	2,818	88,474	82%
Past due but not impaired	4,520	430	1,042	158	6,150	6%
Impaired	1,474	4,043	7,623	338	13,478	12%

Total	57,490	26,718	20,580	3,314	108,102	100%

31 December 2010

Risk profile of loans and advances to customers (before impairment provisions)	Residential mortgages €m	Non-property SME and corporate €m	Property and construction €m	Consumer €m	Total loans and advances to customers €m	Total loans and advances to customers %
High quality	53,799	6,987	2,085	2,268	65,139	55%
Satisfactory quality	503	12,777	7,595	788	21,663	19%
Acceptable quality	1,273	4,989	5,114	63	11,439	8%
Lower quality but not past due nor impaired	—	2,173	2,144	—	4,317	4%

Neither past due nor impaired	55,575	26,926	16,938	3,119	102,558	86%
Past due but not impaired	3,614	490	1,579	209	5,892	5%
Impaired	1,077	3,657	5,877	371	10,982	9%

Total	60,266	31,073	24,394	3,699	119,432	100%

As a result of changes in the classification of certain restructured mortgages that are 'neither past due nor impaired' from high quality to satisfactory quality and from satisfactory quality to acceptable quality during the year ended 31 December 2011, the table at year ended 31 December 2010 has been amended to reflect these reclassifications.

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

Loans and advances to customers classified as 'neither past due nor impaired' amounted to €88 billion or 82% of the Group's loan book at 31 December 2011 compared to €103 billion or 86% at 31 December 2010. Asset disposals as part of the Group's deleveraging initiatives contributed significantly to the reduction in loans and advances to customers classified as 'neither past due nor impaired'.

The 'past due but not impaired' category amounted to €6 billion or 6% of loans and advances to customers at 31 December 2011 compared to €5.9 billion or 5% of loans and advances to customers at 31 December 2010.

'Impaired' loans increased from €11 billion or 9% of loans and advances to customers at 31 December 2010 to €13 billion or 12% of loans and advances to customers at 31 December 2011, an increase of three percentage points.

The increase is primarily driven by continued deterioration in the Residential mortgages and Property and construction sectors.

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

'Past due but not impaired':

The tables below provide an aged analysis of loans and advances to customers 'past due but not impaired' by asset classification. Amounts arising from operational and / or timing issues that are outside the control of customers are generally excluded.

31 December 2011

Loans and advances to customers including held for sale—past due but not impaired	Residential mortgages €m	Non-property SME and corporate €m	Property and construction €m	Consumer €m	Total €m
Past due up to 30 days	1,384	273	479	82	2,218
Past due 31–60 days	741	84	416	54	1,295
Past due 61–90 days	431	73	147	22	673
Past due more than 90 days	1,964	—	—	—	1,964

Total past due but not impaired	4,520	430	1,042	158	6,150
Impaired	1,474	4,043	7,623	338	13,478

Past due but not impaired and impaired	5,994	4,473	8,665	496	19,628

31 December 2010

Loans and advances to customers past due but not impaired	Residential mortgages €m	Non-property SME and corporate €m	Property and construction €m	Consumer €m	Total €m
Past due up to 30 days	1,221	303	801	114	2,439
Past due 31–60 days	590	108	302	69	1,069
Past due 61–90 days	332	79	476	26	913
Past due more than 90 days	1,471	—	—	—	1,471

Total past due but not impaired	3,614	490	1,579	209	5,892
Impaired	1,077	3,657	5,877	371	10,982

Past due but not impaired and impaired	4,691	4,147	7,456	580	16,874

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

Loans and advances to customers classified as 'past due but not impaired and impaired' amounted to €20 billion or 18% of the Group's loan book at 31 December 2011 compared to €17 billion or 14% at 31 December 2010.

Residential mortgages classified as 'past due but not impaired and impaired' increased by €1.3 billion from €4.7 billion at 31 December 2010 to €6 billion at 31 December 2011 reflecting increasing default arrears (90 days or more past due) in the owner occupied and particularly in the Buy to let segments.

Property and construction loans classified as 'past due but not impaired and impaired' were €8.7 billion at 31 December 2011 (€7.5 billion at 31 December 2010) an increase of €1.2 billion reflecting lower rental income arising from reduced market rents and higher vacancy rates for more prolonged periods in the investment property element of the Property and construction book.

The volume of Non-property SME and corporate loans that are 'past due but not impaired or impaired' has increased from €4.1 billion at 31 December 2010 to €4.5 billion at 31 December 2011. The increase reflects challenging economic conditions in Ireland together with a continuation of poor consumer sentiment and an increase in the level of business insolvencies.

Consumer loans that are 'past due but not impaired or impaired' are €496 million at 31 December 2011 compared to €580 million at 31 December 2010, reflecting the overall reduction in consumer loans due to accelerated repayments and subdued demands for new loans and other credit facilities.

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

31 December 2011

Loans and advances to customers including held for sale Composition and impairment	Advances (pre-impairment) €m	Impaired loans €m	Impaired loans as % of advances %	Impairment provisions €m	Impairment provisions as % of impaired loans %
Residential mortgages	57,490	1,474	2.6%	1,159	79%
— Retail Ireland	27,854	1,347	4.8%	1,026	76%
— Retail UK	29,636	127	0.4%	133	105%
Non-property SME and corporate	26,718	4,043	15.1%	1,723	43%
— Republic of Ireland SME	11,497	2,335	20.3%	1,088	47%
— UK SME	3,662	605	16.5%	217	36%
— Corporate	11,559	1,103	9.5%	418	38%
Property and construction	20,580	7,623	37.0%	3,205	42%
— Investment	16,864	4,553	27.0%	1,562	34%
— Land and development	3,716	3,070	82.6%	1,643	54%
Consumer	3,314	338	10.2%	278	82%

Total loans and advances to customers	108,102	13,478	12.5%	6,365	47%

31 December 2010

Loans and advances to customers Composition and impairment	Advances (pre-impairment) €m	Impaired loans €m	Impaired loans as % of advances %	Impairment provisions €m	Impairment provisions as % of impaired loans %
Residential mortgages	60,266	1,077	1.8%	725	67%
— Retail Ireland	28,067	921	3.3%	575	62%
— Retail UK	32,199	156	0.5%	150	96%
Non-property SME and corporate	31,073	3,657	11.8%	1,474	40%
— Republic of Ireland SME	11,155	1,782	16.0%	844	47%
— UK SME	3,895	550	14.1%	207	38%
— Corporate	16,023	1,325	8.3%	423	32%
Property and construction	24,394	5,877	24.1%	2,455	42%
— Investment	19,819	2,806	14.2%	951	34%
— Land and development	4,575	3,071	67.1%	1,504	49%
Consumer	3,699	371	10.0%	321	87%

Total loans and advances to customers	119,432	10,982	9.2%	4,975	45%

	31 December 2011	31 December 2010
Impairment Provision by nature of impairment provision	€m	€m
Specific provisions individually assessed	4,321	3,348
Specific provisions collectively assessed	1,045	816
Incurred but not reported	999	811

Total Impairment provision	6,365	4,975

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

Loans and advances to customers reduced by 10% or €11 billion, from €119 billion at 31 December 2010 to €108 billion at 31 December 2011 due to actions taken by customers to reduce their levels of debt, muted demand for new lending and deleveraging initiatives undertaken by the Group.

'Impaired' loans increased from €11 billion or 9.2% of Loans and advances to customers at 31 December 2010 to €13 billion or 12.5% at 31 December 2011. The loan book continued to be impacted by the general economic downturn in Ireland resulting in falling asset values and low levels of transactions and illiquidity in property markets, high levels of unemployment, lower disposable incomes, poor consumer sentiment and the heightened level of business insolvencies.

The stock of impairment provisions of €6.4 billion at 31 December 2011 represented 47% of impaired loans (31 December 2010: impairment provisions of €5.0 billion representing 45% of impaired loans).

Total Residential mortgages impaired loans increased to €1.5 billion or 2.6% of the loan book at 31 December 2011 from €1.1 billion or 1.8% of the loan book at 31 December 2010, reflecting increasing default arrears (90 days or more past due), in the Irish mortgage book and particularly in the Buy to let segments. In the owner occupied segment, this increase is primarily attributed to the general economic downturn in Ireland and affordability issues including falling disposable incomes and high unemployment levels. In addition, the rise in arrears since August 2011 appears to have been impacted by the implementation of the new code of conduct on mortgage arrears and the considerable public speculation about potential Government policy measures regarding customers in arrears. In the Buy to let segment, while there has been some stabilisation in rents in 2011, overall rent levels are significantly down on peak (estimated to be down approximately 26% from peak(1)) and Buy to let borrowers are increasingly impacted by rising repayments as interest only periods come to an end, which particularly impacted default arrears in the second half of the year.

Default arrears (3+ payments past due) and the associated impairment provisions on Retail UK mortgages (particularly in the Buy to let and self certified segments) in the year ended 31 December 2011, were lower than the year ended 31 December 2010, in an environment where residential property prices performed better than the Group had expected.

Non-property SME and corporate impaired loans increased to €4.0 billion or 15.1% of the loan book at 31 December 2011 from €3.7 billion or 11.8% of the loan book at 31 December 2010. Impairment provisions on Non-property SME and corporate loans increased from €1.5 billion at 31 December 2010 or 40% of the impaired loans to €1.7 billion or 43% of the impaired loans at 31 December 2011. Challenging economic conditions in Ireland, a continuation of poor consumer sentiment and the increase in the level of business insolvencies have negatively impacted trading conditions and caused general pressure on the Irish SME sector. Those sectors correlated with consumer spending or the property markets are particularly impacted. Separately, larger Irish corporate customers trading internationally have continued to experience more favourable economic conditions, with the impairment charge in the Corporate business lower in the year ended 31 December 2011 as compared with the year ended 31 December 2010. In the UK SME segment, rising inflation and concerns regarding the impact of fiscal austerity have combined to leave UK economic conditions subdued. The year on year reduction primarily reflects the non-recurrence of impairment charges on a small number of large individual cases in the year ended 31 December 2010.

Impaired loans in the Property and construction portfolio increased from €5.9 billion or 24.1% of the portfolio at 31 December 2010 to €7.6 billion or 37% of the portfolio at 31 December 2011. In the investment property portfolio, there has been a significant increase in the level of impaired loans in the year ended 31 December 2011 as compared with the year ended 31 December 2010. In particular, weaker consumer spending and sentiment is adversely affecting trading performance, yields and asset values across the retail investment property sector. More generally, the increase in the level of impaired loans is due to lower rental income arising from reduced market rents and higher vacancy rates for more prolonged periods, together with a requirement for increased incentives to attract new tenants. Falling asset values in the Republic of Ireland and Northern Ireland have also adversely impacted the level of impaired loans in the year ended 31 December 2011. In the land and development portfolio the proportion of the book that is impaired has increased in the year ended 31 December 2011 as compared with the year ended 31 December 2010, reflecting lower house prices, over supply of residential housing stock, and illiquid property markets in the Republic of Ireland and in Northern Ireland.

Consumer impaired loans amounted to €0.3 billion or 10.2% of the loan portfolio at 31 December 2011 (31 December 2010: impaired loans of €0.4 billion or 10% of the loan portfolio). Consumer loans have reduced significantly reflecting accelerated repayments and subdued demand for new loans and other credit facilities. Default arrears and impairment charges were better than expected, in both the Republic of Ireland and the UK.

Risk profile of loans and advances to customers by division (before impairment provisions)

The tables and analysis below summarise the Group's loans and advances to customers by division over the following categories: 'neither past due nor impaired', 'past due but not impaired' and 'impaired'. Exposures are before provisions for impairment.

(1)
Per 'The Daft.ie rental report—An analysis of recent trends in the Irish rental market 2011, Quarter 4'.

Impairment charges on loans and advances to customers

High levels of unemployment, lower disposable incomes, falling asset values, poor consumer sentiment, rising business insolvencies and low levels of transactions in property markets are the key drivers of the impairment charges across the Group's loan portfolios.

The impairment charges on loans and advances to customers of €1,939 million for the year ended 31 December 2011 increased by €80 million compared to the impairment charge of €1,859 million for the year ended 31 December 2010 reflecting the lower impairment charges on the Non-property SME and corporate portfolio as well as the Consumer portfolio, offset by the higher impairment charges on Residential mortgages and the Property and construction portfolio.

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

Impairment charges on loans and advances to customers	Year ended 31 December 2011 €m	Year ended 31 December 2010(1) €m	9 months ended 31 December 2009(1) €m
Residential mortgages	469	404	231
— Retail Ireland	444	341	159
— Retail UK	25	63	72
Non-property SME and corporate	497	609	655
— Republic of Ireland SME	281	291	339
— UK SME	74	126	46
— Corporate	142	192	270
Property and construction	893	719	1,281
— Investment	593	448	305
— Land and development	300	271	976
Consumer	80	127	166

Total impairment charges on loans and advances to customers	1,939	1,859	2,333

(1)
The analysis of the impairment charge for the year ended 31 December 2010 and the nine month period ended 31 December 2009 between loans and advances to customers and assets held for sale to NAMA has been re-presented on the basis of the loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010 to enhance comparability with no change to the total impairment charge.

Impairment Charge by nature of impairment provision	Year ended 31 December 2011 €m	Year ended 31 December 2010(1) €m
Specific charge individually assessed	1,294	1,459
Specific charge collectively assessed	453	446
Incurred but not reported	192	(46)

Total Impairment charge	1,939	1,859

(1)
The analysis of the impairment charge for the year ended 31 December 2010 between loans and advances to customers and assets held for sale to NAMA has been re-presented on the basis of the loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010 to enhance comparability with no change to the total impairment charge.

The impairment charge for the nine month period ended 31 December 2009 of €2,333 million comprises a charge for specific provisions (including collective provisions) of €2,010 million and a charge for IBNR provisions of €323 million.

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

Impairment charges on loans and advances to customers of €1,939 million for the year ended 31 December 2011 were €80 million or 4% higher compared to impairment charges of €1,859 million for the year ended 31 December 2010.

The impairment charge on Residential mortgages increased by €65 million from €404 million for the year ended 31 December 2010 to €469 million for the year ended 31 December 2011. The impairment charge on Retail Ireland mortgages was €444 million for the year ended 31 December 2011. The impairment charge in the year ended 31 December 2010 of €341 million included an amount of approximately €100 million, to reflect a change in the Group's assumption of the expected peak to trough decline in residential property prices from 45% to 55% in the impairment provisioning models for Retail Ireland mortgages.

Excluding this item the year on year increase in the impairment charge was €203 million reflecting increasing default arrears (90 days or more past due), in the owner occupied and particularly in the Buy to let segments. This increase is primarily attributed to the general economic downturn in Ireland and affordability issues including falling disposable incomes and high unemployment levels. In addition, the rise in arrears since August 2011 appears to have been impacted by the implementation of the new code of conduct on mortgage arrears and the considerable public speculation about potential Government policy measures regarding customers in arrears.

While there has been some stabilisation in rents in 2011, overall rent levels are significantly down on peak (estimated to be down approximately 26% from peak(1)) and Buy to let borrowers are increasingly impacted by rising repayments as interest only periods come to an end, which particularly impacted default arrears in the second half of the year.

The impairment charge on Retail UK mortgages of €25 million for the year ended 31 December 2011 was €38 million lower compared with the year ended 31 December 2010. Default arrears (3+ payments past due) and the associated impairment charge on Retail UK mortgages (particularly in the Buy to let and self certified segments) in the year ended 31 December 2011, were lower than the year ended 31 December 2010, in an environment where residential property prices performed better than the Group had expected.

The impairment charge on the Non-property SME and corporate loan portfolio was €497 million for the year ended 31 December 2011 compared to €609 million for the year ended 31 December 2010.

Challenging economic conditions in Ireland, a continuation of poor consumer sentiment and the increase in the level of business insolvencies have negatively impacted trading conditions and caused general pressure on the Irish SME sector. Those sectors correlated with consumer spending or the property markets are particularly impacted. As a result the level of impairment charge, while it reduced in the year ended 31 December 2011 as compared to the year ended 31 December 2010, continues to be at an elevated level.

In the UK SME segment, rising inflation and concerns regarding the impact of fiscal austerity have combined to leave UK economic conditions subdued. The year on year reduction primarily reflects the non-recurrence of impairment charges on a small number of large individual cases in the year ended 31 December 2010.

(1)
Per 'The Daft.ie rental report—An analysis of recent trends in the Irish rental market 2011, Quarter 4'.

Larger Irish corporate customers trading internationally and non-Irish based corporate customers continued to experience more favourable economic conditions with the impairment charge in the Corporate business lower in the year ended 31 December 2011 as compared with the year ended 31 December 2010.

The impairment charge of €893 million on the Property and construction portfolio for the year ended 31 December 2011 has increased by €174 million compared to the impairment charge of €719 million for the year ended 31 December 2010. The Property and construction portfolio amounted to €21 billion at 31 December 2011 comprising €17 billion of investment property loans and €4 billion of land and development loans.

The impairment charge on the investment property element of the Property and construction portfolio was €593 million for the year ended 31 December 2011 compared to €448 million for the year ended 31 December 2010.

The increase in the level of impaired loans and associated impairment charges is due to lower rental income arising from reduced market rents and higher vacancy rates for more prolonged periods, together with a requirement for increased incentives to attract new tenants. In addition, weaker consumer spending and sentiment is adversely affecting trading performance, yields and asset values across the retail and investment property sector. Falling asset values in the Republic of Ireland and Northern Ireland in particular, have also adversely impacted the level of impairment charge in the year ended 31 December 2011.

The impairment charge on the land and development element of the Property and construction portfolio was €300 million for the year ended 31 December 2011 compared to €271 million for the year ended 31 December 2010 reflecting lower house prices, over supply of residential housing stock, and illiquid property markets in the Republic of Ireland and in Northern Ireland.

The impairment charge of €80 million on Consumer loans for the year ended 31 December 2011 is €47 million lower compared to the impairment charge of €127 million for the year ended 31 December 2010.

Consumer loans have reduced significantly reflecting accelerated repayments and subdued demand for new loans and other credit facilities. Default arrears and impairment charges were better than expectations, in both the Republic of Ireland and the UK.

2.1.4  ASSET QUALITY—Segmental Analysis

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

31 December 2011 Risk profile of loans and advances to customers including held for sale Total before impairment provisions	Retail Ireland €m	Retail UK €m	Corporate and Treasury €m	Total Group €m
High Quality	25,627	29,569	3,248	58,444
Satisfactory Quality	6,107	4,081	5,850	16,038
Acceptable Quality	4,074	2,790	2,596	9,460
Lower quality but not past due or impaired	2,268	1,422	842	4,532

Neither past due nor impaired	38,076	37,862	12,536	88,474

Past due but not impaired	3,439	2,440	271	6,150
Impaired	7,754	3,994	1,730	13,478

Past due but not impaired and impaired	11,193	6,434	2,001	19,628

Total	49,269	44,296	14,537	108,102

31 December 2010 Risk profile of loans and advances to customers before impairment provisions	Retail Ireland €m	Retail UK €m	Corporate and Treasury €m	Total Group €m
High Quality	26,887	32,334	5,918	65,139
Satisfactory Quality	7,465	5,888	8,310	21,663
Acceptable Quality	4,884	3,446	3,109	11,439
Lower quality but not past due or impaired	2,377	959	981	4,317

Neither past due nor impaired	41,613	42,627	18,318	102,558

Past due but not impaired	2,422	3,393	77	5,892
Impaired	6,105	3,095	1,782	10,982

Past due but not impaired and impaired	8,527	6,488	1,859	16,874

Total	50,140	49,115	20,177	119,432

The table below provides an aged analysis of loans and advances to customers 'past due but not impaired' by division:

31 December 2011 Loans and advances to customers including held for sale which are past due but not impaired	Retail Ireland €m	Retail UK €m	Corporate and Treasury €m	Total Group €m
Past due up to 30 days	1,094	912	212	2,218
Past due up to 31–60 days	614	674	7	1,295
Past due up to 61–90 days	370	251	52	673
Past due more than 90 days	1,361	603	—	1,964

Total	3,439	2,440	271	6,150

31 December 2010 Loans and advances which are past due but not impaired	Retail Ireland €m	Retail UK €m	Corporate and Treasury €m	Total Group €m
Past due up to 30 days	961	1,473	5	2,439
Past due up to 31–60 days	424	622	23	1,069
Past due up to 61–90 days	278	586	49	913
Past due more than 90 days	759	712	—	1,471

Total	2,422	3,393	77	5,892

Repossessed collateral

At 31 December 2011, the Group had collateral held as security, as follows:

Repossessed collateral	31 December 2011 €m	31 December 2010 €m
Residential properties;
Ireland	19	15
UK and other	36	38

	55	53
Other	15	9

Total	70	62

Further to the changes to IFRS 7, introduced as part of the improvements to IFRSs 2010, the information on repossessed collateral as at 31 December 2010 has been restated to show the amounts held at that date.

2.1.5  ASSET QUALITY—Held for sale

Held for sale—composition by division

The table below sets out analysis of the loans held for sale by division.

31 December 2011 Held for sale—composition by division(1)	Assets €m	Impairment provisions €m	Carrying value €m
Retail Ireland	—	—	—
Retail UK	802	—	802
Corporate and Treasury	1,642	21	1,621

Total held for sale	2,444	21	2,423

Held for sale—composition by portfolio (pre-provision)

The table below sets out analysis of the loans held for sale by portfolio.

Held for sale—composition by portfolio Loans held for sale (before impairment provisions)(1)	31 December 2011 €m
Residential mortgages	802
Non-property SME and corporate	1,642
Property and construction	—
Consumer	—

Total	2,444

Held for sale—composition by risk profile

The table below sets out analysis of the loans held for sale by risk profile.

31 December 2011 Held for sale—composition by risk profile Loans held for sale (before impairment provisions)(1)	Residential mortgages €m	Non-property SME and corporate €m	Total €m
Neither past due nor impaired	802	1,622	2,424
Past due but not impaired	—	—	—
Impaired	—	20	20

Held for sale (before impairment provisions)	802	1,642	2,444

(1)
These loans are included within the loans and advances to customers disclosed on the previous pages.

'Neither past due nor impaired':

The table below provides an analysis of loans held for sale which are 'neither past due nor impaired' by asset classification based on an assessment of the credit quality of the borrower.

31 December 2011 Risk Profile Loans held for sale neither past due nor impaired(1)	Residential mortgages €m	Non-property SME and corporate €m	Property and construction €m	Total €m
High Quality	802	746	—	1,548
Satisfactory Quality	—	556	—	556
Acceptable Quality	—	320	—	320
Lower Quality but neither past due nor impaired	—	—	—	—

Total	802	1,622	—	2,424

'Past due but not impaired':

There are no 'past due but not impaired loans' in the held for sale portfolio for the year ended 31 December 2011.

'Impaired':

The table below provides an analysis of impaired loans held for sale by asset classification.

31 December 2011	Advances €m	Impaired loans €m	Impaired loans as a % of advances %	Total provisions €m	Provisions as a % of impaired loans %
Residential mortgages	802	—	—	—	—
Consumer	—	—	—	—	—
Non-property SME and corporate	1,642	20	1%	21	102%
Property and construction	—	—	—	—	—

Loans and Advances to Customers(1)	2,444	20	1%	21	102%

(1)
These loans are included within the loans and advances to customers disclosed on the previous pages.

2.1.6  ASSET QUALITY—Other Financial Instruments

Asset quality: Other financial instruments

Other financial instruments include available for sale financial assets, NAMA senior bonds, derivative financial instruments, loans and advances to banks, interest receivable and any reinsurance assets. The table below sets out the Group's exposure to Other financial instruments based on the gross amount before provisions for impairment.

Other financial instruments are rated using external ratings attributed to external agencies or are assigned an internal rating based on the Group's internal models, or a combination of both. Mappings to external ratings agencies in the table below are therefore indicative only.

	31 December 2011		31 December 2010
Asset quality: Other financial instruments with ratings equivalent to:	€m	%	€m	%
AAA to AA+	7,005	21%	9,896	26%
AA to A-	14,213	42%	15,040	39%
BBB+ to BBB-	11,310	33%	12,150	31%
BB+ to BB-	646	2%	586	2%
B+ to B-	521	2%	635	2%
Lower than B-	163	—	185	—

Total	33,858	100%	38,492	100%

2.1.7  SOVEREIGN DEBT AND CERTAIN OTHER EXPOSURES

Set out in the table below is an analysis of the Group's exposure to sovereign debt and certain other exposures (primarily being financial institution exposure) by selected balance sheet line item as at 31 December 2011. In addition, for these line items, further information on the Group's exposures to selected countries (being Ireland, Italy and Spain) representing eurozone countries that have a credit rating of AA or below from Standard & Poor's and where the Group has an exposure of over €250 million are set out on pages 204 to 207.

Cash and balances at central banks

Cash and balances at central banks	31 December 2011 €m
United Kingdom (Bank of England)	7,624
United States (Federal Reserve)	194
Other (cash holdings)	363

Total	8,181

The Group's exposure to the United Kingdom shown above and on page 203 in respect of loans and advances to banks primarily relates to liquid assets in excess of regulatory liquidity requirements held by Bank of Ireland (UK) plc. The Group expects its excess holdings of liquid assets in Bank of Ireland (UK) plc to reduce during 2012 as regulatory approval for the transfer of loans to Bank of Ireland (UK) plc is received.

Other financial assets at fair value through profit or loss

The Group's holdings of 'Other financial assets at fair value through profit or loss' primarily relate to the Group's Life Assurance Business. The majority of these assets are held on behalf of policyholders who bear the inherent risks and rewards thereon. Therefore, any change in the carrying value results in an equal change in the amounts due to policyholders. The assets include Government bonds held by Bank of Ireland Life that back linked and non-linked policyholder liabilities and those held for solvency margin purposes. Information on these bonds is set out on page 204.

Loans and advances to banks

See table on page 203 for further details.

Available for sale financial assets

Available for sale financial assets consist of Government bonds, senior bank debt, covered bonds, subordinated debt and asset backed securities. See table on page 203 for further details.

NAMA senior bonds

NAMA senior bonds amount to €5,016 million as at 31 December 2011. These bonds are secured on NAMA assets and are accounted for as 'loans and receivables' rather than as 'available for sale financial assets'. The maturity date of the NAMA senior bonds is 1 March 2012. NAMA may, with the consent of the Group, settle the bonds by issuing new bonds with the same terms and conditions and a maturity date of up to 364 days.

Other information

At 31 December 2011, the Group had no net exposure to credit default swaps (CDS).

The following table sets out, by country of issuer, the Group's exposures to Government bonds, senior bank debt, covered bonds, subordinated debt, asset backed securities and loans and advances to banks as at 31 December 2011. The exposures shown are the carrying value of the assets as reported in the balance sheet at 31 December 2011.

	Available for sale financial assets
								Loans and advances to banks €m
Type of exposure	Government bonds €m		Senior bank debt €m	Covered bonds €m	Subordinated debt €m		Asset backed securities €m
Australia	—		—	—	—		26	12
Austria	—		—	—	—		—	—
Belgium	—		—	—	9		—	—
Bulgaria	—		—	—	—		—	—
Bermuda	—		—	—	—		2	—
Canada	—		62	123	—		—	56
Cayman Islands	—		—	—	—		—	—
Cyprus	—		—	—	—		—	—
Czech Republic	—		—	—	—		—	—
Denmark	—		5	78	—		—	50
Estonia	—		—	—	—		—	—
Finland	—		—	46	—		—	44
France	20		314	561	5		8	668
Germany	—		83	50	9		11	144
Guernsey	—		—	—	—		1	—
Greece	—		—	—	—		—	—
Hungary	—		—	—	—		—	—
Iceland	—		—	—	—		—	—
Ireland	4,222	(1)	93	—	113	(2)	25	807
Italy	29		238	100	—		11	—
Jersey	—		—	—	—		14	—
Liechtenstein	—		—	—	—		—	—
Lithuania	—		—	—	—		—	—
Luxembourg	—		—	13	—		4	—
Malta	—		—	—	—		—	—
Netherlands	—		201	140	12		85	25
Norway	—		—	102	—		—	3
Poland	—		—	—	—		—	3
Portugal	—		—	63	—		—	—
Romania	—		—	—	—		—	—
Singapore	—		—	—	—		19	—
Slovakia	—		—	—	—		—	—
Slovenia	—		—	—	—		—	—
Spain	—		71	1,178	4		66	7
Sweden	—		—	104	—		—	19
Switzerland	—		—	—	—		—	39
United Kingdom	298		274	634	—		331	6,015
United States	1		53	282	—		69	30
Other	—		—	—	—		—	137

Total	4,570		1,394	3,474	152		672	8,059

(1)
Excludes Irish Government bonds with a carrying value of €163 million that are accounted for at fair value through profit or loss and that are held by Bank of Ireland Life. See page 204.

(2)
NAMA subordinated debt of €113 million, is classified as an available for sale debt instrument.

Additional information on selected European countries

The tables below show the Group's exposures to selected countries (being Ireland, Italy and Spain), by selected balance sheet line item representing eurozone countries that have a credit rating of AA or below from Standard & Poor's and where the Group has an exposure of over €250 million.

Ireland

As at 31 December 2011, Ireland's credit rating from Standard & Poor's was BBB+. The table below shows the Group's exposure to Ireland by selected balance sheet line items:

	Carrying Value							Nominal value
As at 31 December 2011	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m	Total €m
Cash and balances at Central banks	316	—	—	—	—	—	316	316
Other financial assets at fair
value through profit or loss	1	—	102	289	78	58	528	573
—Government bonds	1	—	102	240	78	41	462	501
—Other	—	—	—	49	—	17	66	72
Loans and advances to banks	746	61	—	—	—	—	807	807
Available for sale financial assets	517	27	1,066	1,739	1,100	4	4,453	5,052
—Government bonds	437	—	1,066	1,732	987	—	4,222	4,648
—Other	80	27	—	7	113	4	231	404
NAMA senior bonds	—	—	—	—	5,016	—	5,016	5,079

Total	1,580	88	1,168	2,028	6,194	62	11,120	11,827

As set out in the Group's accounting policies on pages F-13 to F-40, the Group accounts for each of these assets as follows:

•
Cash and balances at Central banks are short term in nature and are held at amortised cost.

•
Other financial assets at fair value through profit or loss—any changes in the fair value of these assets are treated as gains or charges in the Group's income statement. Irish Government bonds with a nominal value of €501 million and a fair value of €462 million are held on behalf of the Group and comprise assets held by Bank of Ireland Life for solvency margin purposes (nominal value of €132 million; fair value of €163 million), bonds that back non-linked liabilities to Bank of Ireland Life policyholders (nominal value of €260 million; fair value of €191 million) and bonds that are linked to Bank of Ireland Life policyholder liabilities (nominal value of €110 million; fair value of €108 million).

•
Loans and advances to banks include loans to credit institutions and are held at amortised cost.

•
Available for sale financial assets are carried in the balance sheet at their fair value. Other than in respect of impairment, any change in fair value is treated as a movement in the AFS reserve in Stockholders equity.

•
At 31 December 2011, the Group had holdings of NAMA senior bonds, which are issued by NAMA and guaranteed by the Irish Government, with a nominal value of €5,079 million and a fair value at that date of €5,055 million. NAMA senior bonds are classified as 'Loans and receivables' and accounted for at amortised cost which includes any provisions for impairment. The carrying value of these assets is not adjusted for changes in their fair value.

At 31 December 2011, the carrying value of the NAMA senior bonds in the Group's balance sheet was €5,016 million. The maturity date of the NAMA senior bonds is based on their ultimate expected maturity.

Available for sale financial assets As at 31 December 2011 Maturity profile	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m		5-10 years €m	Over 10 years €m	Total €m
Nominal value	525	30	1,104	1,913	(1)	1,476	4	5,052
Fair value	517	27	1,066	1,739		1,100	4	4,453
Cumulative charge to AFS reserve reserves (before tax) in respect of AFS financial assets at 31 December 2011	(7)	(4)	(13)	(63)		(137)	—	(224)

(1)
On 25 January 2012, the National Treasury Management Agency offered bondholders the opportunity to exchange their existing holdings in respect of the 4% Treasury bond 2014 for a new 4.5% Treasury bond maturing in February 2015. The Group converted €1.3 billion of its Treasury bond 2014 into the new 4.5% Treasury bond 2015.

In the period since 31 December 2011, the Group has increased its holding in Irish Sovereign Debt accounted as available for sale, by nominal value of €1.3 billion. The main increase is in balances classified as 1-2 years. This increase in holdings is net of redemptions since 31 December 2011.

Other financial assets at fair value through profit or loss As at 31 December 2011 Maturity profile	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m
Nominal value	1	—	106	305	97	64	573
—Held for solvency margin purposes	—	—	57	75	—	—	132
—Backing non-linked policyholder liabilities	—	—	—	116	97	47	260
—Linked to policyholder liabilities	1	—	49	60	—	—	110
— Other	—	—	—	54	—	17	71
Fair value	1	—	101	289	79	58	528
—Held for solvency margin purposes	—	—	52	111	—	—	163
—Backing non-linked policyholder liabilities	—	—	—	71	79	41	191
— Linked to policyholder liabilities	1	—	49	58	—	—	108
— Other	—	—	—	49	—	17	66

In the period since 31 December 2011, the Group has decreased its holding in Irish Sovereign Debt accounted at fair value through profit or loss, by €0.1 billion by way of asset sales.

Italy

As at 31 December 2011, Italy's credit rating from Standard & Poor's was BBB+. The table below shows the Group's exposure to Italy by selected balance sheet line items:

	Carrying Value							Nominal value
As at 31 December 2011	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m	Total €m
Available for sale financial assets
Government bonds	—	—	—	29	—	—	29	31
—Other	100	30	154	48	9	8	349	372

Total	100	30	154	77	9	8	378	403

Available for sale financial assets As at 31 December 2011 Maturity profile	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m
Nominal value	100	30	164	90	10	9	403
Fair value	100	30	154	77	9	8	378
Cumulative charge to AFS reserve reserves (before tax) in respect of AFS financial assets at 31 December 2011	—	—	(10)	(12)	(1)	(1)	(24)

Italian Government bonds with a nominal value of €260 million and a fair value of €222 million are held on behalf of Bank of Ireland Life policyholders and are shown in the balance sheet in 'Other financial assets at fair value through profit or loss'.

Other financial assets at fair value through profit or loss As at 31 December 2011 Maturity profile	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m
Nominal value	—	4	1	3	66	186	260
—Held for solvency margin purposes	—	—	—	—	—	—	—
—Backing non-linked policyholder liabilities	—	—	—	—	—	30	30
—Linked to policyholder liabilities	—	4	1	3	66	156	230
Fair value	—	4	1	3	61	153	222
—Held for solvency margin purposes	—	—	—	—	—	—	—
—Backing non-linked policyholder liabilities	—	—	—	—	—	24	24
—Linked to policyholder liabilities	—	4	1	3	61	129	198

Spain

As at 31 December 2011, Spain's credit rating from Standard & Poor's was A. The table below shows the Group's exposure to Spain by selected balance sheet line items:

	Carrying Value							Nominal
As at 31 December 2011	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m	Total €m
Available for sale financial assets
—Government bonds	—	—	—	—	—	—	—	—
—Other	—	104	284	491	429	11	1,319	1,449

Total	—	104	284	491	429	11	1,319	1,449

Available for sale financial assets As at 31 December 2011 Maturity profile	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m
Nominal value	—	105	290	534	506	14	1,449
Fair value	—	104	284	491	429	11	1,319
Cumulative charge to AFS reserve reserves (before tax) in respect of AFS financial assets at 31 December 2011	—	(1)	(6)	(43)	(77)	(3)	(130)

Spanish Government bonds with a nominal value of €82 million and a fair value of €86 million are held on behalf of Bank of Ireland Life policyholders and are shown in the balance sheet in 'Other financial assets at fair value through profit or loss'.

Other financial assets at fair value through profit or loss As at 31 December 2011 Maturity profile	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m
Nominal value	—	—	—	1	33	48	82
—Held for solvency margin purposes	—	—	—	—	—	—	—
—Backing non-linked policyholder liabilities	—	—	—	—	—	—	—
—Linked to policyholder liabilities	—	—	—	1	33	48	82
Fair value	—	—	—	1	35	50	86
—Held for solvency margin purposes	—	—	—	—	—	—	—
—Backing non-linked policyholder liabilities	—	—	—	—	—	—	—
—Linked to policyholder liabilities	—	—	—	1	35	50	86

In addition, the Group has an exposure of €7 million at 31 December 2011 to Spain under loans and advances to banks. This has a maturity of less than three months.

SUPPLEMENTARY SECTION—Retail Ireland Mortgages

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

The following disclosures represent additional disclosures for the Retail Ireland mortgage loan book. These disclosures provide additional detail and breakdowns on the composition and quality of the loan book.

Book composition

Table 1:

Retail Ireland mortgages—Volumes (before impairment provisions)	31 December 2011 €m	31 December 2010 €m
Owner occupied mortgages	20,863	20,804
Buy to let mortgages	6,991	7,263

Total Retail Ireland mortgages	27,854	28,067

Retail Ireland mortgages were €27.9 billion at 31 December 2011 compared to €28.1 billion at 31 December 2010. The decrease of €213 million or 0.76% reflects principal repayments and muted demand for new mortgages. Bank of Ireland provided mortgage finance to six in ten (60%) first time buyer customers in the most recently published Irish Mortgage Council market data. Buy to let Retail Ireland mortgages have reduced by €272 million or 3.7% and owner occupied Retail Ireland mortgages have increased by €59 million or 0.28% . Of the owner occupied mortgages of €20.9 billion, 93% are on a 'principal and interest' repayment basis (31 December 2010: 91%). Of the Buy to let mortgages of €7 billion, 50% are on 'principal and interest' repayment basis (31 December 2010: 43%).

The Group has a long established infrastructure for the origination, underwriting and management of its mortgage portfolio. The portfolio has all been underwritten by the Group which manages this entire portfolio.

The processes of underwriting through to account management are centralised and no delegated discretions are in operation outside the centralised units. Mortgage applications are assessed utilising a stressed interest rate. The mortgage process is a fully documented process with documentary evidence of key borrower information including an independent valuation of the security property.

Table 2:

	Total Retail Ireland mortgage loan book		Loans > 90 days past due and/or impaired
31 December 2011 Origination of Retail Ireland mortgage loan book (before impairment provisions)	Balance €m	Number of accounts(1)	Balance €m	Number of accounts(1)
1996 and before	123	6,841	8	356
1997	67	2,601	5	132
1998	112	3,475	8	178
1999	200	4,862	14	239
2000	353	6,584	25	348
2001	492	7,417	32	403
2002	907	10,903	68	599
2003	1,506	14,751	138	965
2004	2,457	19,239	242	1,312
2005	3,814	24,510	399	1,864
2006	5,572	29,579	771	2,933
2007	4,805	23,981	649	2,331
2008	3,315	17,577	303	1,109
2009	1,816	11,731	44	260
2010	1,278	7,921	3	30
2011	1,037	6,906	—	3

Total	27,854	198,878	2,709	13,062

(1)
The number of accounts does not equate to either the number of customers or the number of properties.

The table above illustrates that €10.0 billion or 36% of the Retail Ireland mortgage loan book originated before 2006, €13.7 billion or 49% between 2006 and 2008 and €4.1 billion or 15% in the years since. Total loans that are greater than 90 days past due and/or impaired were €2.7 billion or 9.7% of the Retail Ireland mortgage loan book at 31 December 2011, of which €1.7 billion or 6.3% were originated between 2006 and 2008.

Table 3a:

	Owner occupied		Buy to let		Total
31 December 2011 Risk profile of Retail Ireland mortgage loan book (before impairment provisions)	€m	%	€m	%	€m	%
Neither past due nor impaired	18,458	88%	5,398	77%	23,856	85%
Past due but not impaired	1,823	9%	828	12%	2,651	10%
Impaired	582	3%	765	11%	1,347	5%

Total Retail Ireland mortgages	20,863	100%	6,991	100%	27,854	100%

	Owner occupied		Buy to let		Total
31 December 2010 Risk profile of Retail Ireland mortgage loan book (before impairment provisions)	€m	%	€m	%	€m	%
Neither past due nor impaired	19,227	93%	6,335	87%	25,562	91%
Past due but not impaired	1,137	5%	447	6%	1,584	6%
Impaired	440	2%	481	7%	921	3%

Total Retail Ireland mortgages	20,804	100%	7,263	100%	28,067	100%

The tables above illustrates that €23.9 billion or 85% of the total Retail Ireland mortgage loan book at 31 December 2011 was classified as 'neither past due nor impaired' compared to €25.6 billion or 91% at 31 December 2010.

The above table shows that the 'past due but not impaired' category amounted to €2.7 billion or 10% of the total Retail Ireland mortgage loan book at 31 December 2011 compared to €1.6 billion or 6.0% at 31 December 2010. This increase is primarily attributed to the general economic downturn in Ireland and affordability issues including falling disposable incomes and high unemployment levels.

'Impaired' Retail Ireland mortgages increased from €0.9 billion or 3% of Residential mortgages at 31 December 2010 to €1.3 billion or 5% of total Retail Ireland mortgages at 31 December 2011, an increase of 46%. This increase in impaired Retail Ireland mortgages reflects increasing default arrears (90 days or more past due), in the owner occupied and particularly in the Buy to let segments. In addition to the factors mentioned above, the increase in past due and impaired since August 2011 appear to have been impacted by the implementation of the new code of conduct on arrears and the considerable public speculation about potential Government policy measures regarding customers in arrears.

In the following tables (3b, 3c, 3d and 3e), property values are determined by reference to the original or latest property valuations held, indexed to the Residential Property Price Index published by the Central Statistics Office (CSO). This index provides the relevant index to be applied to original market values in the period after January 2005. For Retail Ireland mortgages originated prior to January 2005, the Permanent TSB/ESRI House price index is utilised.

Equity/negative equity values are determined using the Residential property price index published by the CSO at 31 December 2011 and the Permanent TSB/ESRI House price index at 31 December 2010.

Table 3b:

	31 December 2011			31 December 2010
Arrears profile of Retail Ireland mortgages past due but not impaired (before impairment provisions)	Owner occupied €m	Buy to let €m	Total €m	Owner occupied €m	Buy to let €m	Total €m
1–30 days	395	179	574	294	129	423
31–60 days	284	143	427	175	76	251
61–90 days	188	100	288	105	45	150
91–180 days	355	171	526	211	83	294
181–360 days	342	156	498	191	73	264
Over 360 days	259	79	338	160	42	202

Total Retail Ireland mortgages past due, but not impaired	1,823	828	2,651	1,136	448	1,584

Loans with equity	778	218	996	670	176	846
Loans with negative equity	1,045	610	1,655	466	272	738

Loans with equity represents the total value of all loans which are past due but not impaired and are not subject to negative equity
Loans with negative equity represents the total value of all loans which are past due but not impaired and are subject to negative equity

The table above illustrates that the 'past due but not impaired' category amounted to €2.7 billion or 10% of the total Retail Ireland mortgage loan book at 31 December 2011 compared to €1.6 billion or 6% at 31 December 2010. This increase is primarily attributed to the general economic downturn in Ireland and affordability issues including falling disposable incomes and high unemployment levels.

Table 3c:

31 December 2011 Negative equity—Retail Ireland mortgage loan book	Owner occupied €m	Buy to let €m	Total €m	Total %
Neither past due nor impaired	2,042	896	2,938	79%
Past due but not impaired	261	159	420	11%
Impaired	171	186	357	10%

Total	2,474	1,241	3,715	100%

At 31 December 2011 the total negative equity in the Retail Ireland mortgage loan book was €3.7 billion, which comprised €2.9 billion (79%) related to 'neither past due nor impaired', €0.4 billion (11%) related to 'past due but not impaired' and €0.4 billion (10%) related to 'impaired'.

Table 3d:

	Owner occupied		Buy to let		Total
31 December 2011 Loan to value of total Retail Ireland mortgage loan book	€m	%	€m	%	€m	%
Less than 50%	2,904	14%	396	6%	3,300	12%
51% to 70%	2,509	12%	506	7%	3,015	11%
71% to 80%	1,456	7%	376	5%	1,832	7%
81% to 90%	1,570	8%	421	6%	1,991	7%
91% to 100%	1,857	9%	475	7%	2,332	8%

Subtotal	10,296	50%	2,174	31%	12,470	45%

101% to 120%	3,759	18%	1,276	18%	5,035	18%
121% to 150%	4,012	19%	2,151	31%	6,163	22%
151% to 180%	1,871	9%	1,013	15%	2,884	10%
Greater than 181%	925	4%	377	5%	1,302	5%

Subtotal	10,567	50%	4,817	69%	15,384	55%

Total	20,863	100%	6,991	100%	27,854	100%

Weighted average LTV(1):
Stock of Residential mortgages at year end		100%		118%		105%
New Residential mortgages during the year		79%		60%		79%

(1)
Weighted Average LTVs are calculated at a property level and reflect the average of property values in proportion to the outstanding mortgage.

The table above illustrates the indexed loan to value ratio of the total Retail Ireland mortgage loan book at 31 December 2011. €12.5 billion (45%) of Retail Ireland mortgages are in positive equity. 50% of owner occupied Retail Ireland mortgages and 31% of Buy to let Retail Ireland mortgages are in positive equity.

The weighted average indexed LTV for the total Retail Ireland mortgage loan book is 105% at 31 December 2011, 100% for owner occupied and 118% for Buy to let.

Table 3e:

	Owner occupied		Buy to let		Total Residential mortgage portfolio
31 December 2011 Loan to value ratio of Retail Ireland mortgages > 90 days past due and/or impaired	€m	%	€m	%	€m	%
Less than 50%	99	6%	35	3%	134	5%
51% to 70%	120	8%	54	4%	174	7%
71% to 80%	73	5%	45	4%	118	4%
81% to 90%	99	6%	46	4%	145	5%
91% to 100%	102	7%	60	5%	162	6%

Subtotal	493	32%	240	20%	733	27%

101% to 120%	247	16%	196	17%	443	17%
121% to 150%	395	26%	421	36%	816	30%
151% to 180%	260	17%	234	20%	494	18%
Greater than 181%	143	9%	80	7%	223	8%

Subtotal	1,045	68%	931	80%	1,976	73%

Total	1,538	100%	1,171	100%	2,709	100%

Weighted average LTV(1):
> 90 days past due and/or impaired mortgages		121%		129%		125%

(1)
Weighted Average LTVs are calculated at a property level and reflect the average of property values in proportion to the outstanding mortgage.

The table above illustrates the indexed loan to value ratio of the greater than 90 days past due or impaired Retail Ireland mortgages at 31 December 2011. €0.7 billion (27%) of this element of the Retail Ireland mortgage loan book are not in negative equity. 32% of the greater than 90 days past due or impaired owner occupied Retail Ireland mortgages are not in negative equity and 20% of the greater than 90 days past due or impaired Buy to let Retail Ireland mortgages are not in negative equity.

The weighted average indexed LTV for the greater than 90 days past due or impaired Retail Ireland mortgages is 125% at 31 December 2011, 121% for owner occupied and 129% Buy to let.

Asset quality

Table 4:

31 December 2011 Retail Ireland mortgages Composition and impairment	Retail Ireland mortgages €m	Loans > 90 days past due and/or impaired loans €m	Loans > 90 days past due and/or impaired loans as % of advances %	Impairment provisions €m	Impairment provisions as % of loans > 90 days past due and/or impaired loans %
Owner occupied mortgages	20,863	1,538	7.4%	489	31.8%
Buy to let mortgages	6,991	1,171	16.8%	537	45.9%

Total Retail Ireland mortgages	27,854	2,709	9.7%	1,026	37.9%

31 December 2010 Retail Ireland mortgages Composition and impairment	Retail Ireland mortgages €m	Loans > 90 days past due and/or impaired loans €m	Loans > 90 days past due and/or impaired loans as % of advances %	Impairment provisions €m	Impairment provisions as % of loans > 90 days past due and/or impaired loans %
Owner occupied mortgages	20,804	1,002	4.8%	307	30.6%
Buy to let mortgages	7,263	679	9.3%	268	39.5%

Total Retail Ireland mortgages	28,067	1,681	6.0%	575	34.2%

At 31 December 2011 total Retail Ireland mortgages were reduced by €213 million or 0.8%, reflecting principal repayments and muted demand for new mortgages.

The impairment charge on the Retail Ireland mortgage loan book has continued to increase during the year ended 31 December 2011 reflecting increasing default arrears (90 days or more past due), in the owner occupied and particularly in the Buy to let segments. This increase is primarily attributed to the general economic downturn in Ireland with high unemployment levels, including affordability issues and falling disposable income.

The impairment charge in the year ended 31 December 2010 included an amount of approximately €100 million, to reflect a change in the Group's assumption of the expected peak to trough decline in residential property prices from 45% to 55% in the impairment provisioning models for Retail Ireland mortgages; the Group estimated that €60 million related to the owner occupied segment and €40 million related to the Buy to let segment.

While there has been some stabilisation in rents in 2011, overall rent levels are significantly down on peak (estimated to be down approximately 26% from peak(1)) and Buy to let borrowers are increasingly impacted by rising repayments as interest only periods come to an end, which particularly impacted default arrears in the second half of the year.

Overall impairment provision coverage ratios on the Retail Ireland mortgages that are greater than 90 days past due and/or impaired has increased from 34.2% to 37.9% .

(1)
Per 'The Daft.ie rental report—An analysis of recent trends in the Irish rental market 2011, Quarter 4'.

The main type of restructuring arrangements for Retail Ireland mortgages are analysed below:

Table 5:

	Loans not in default(1)		Loans > 90 days past due and/or impaired		All loans
31 December 2011 Restructuring arrangements—Retail Ireland mortgages (before impairment provisions)	Balance €m	Number of accounts(2)	Balance €m	Number of accounts(2)	Balance €m	Number of accounts(2)
Owner occupied
Interest only (temporary arrangement)	519	3,415	200	1,230	719	4,645
Reduced payment (greater than interest only)	261	1,228	29	114	290	1,342
Term extension (including interest servicing)	191	2,162	15	116	206	2,278
Other	28	176	5	36	33	212

Total	999	6,981	249	1,496	1,248	8,477

Buy to let
Interest only (temporary arrangement)	209	1,030	65	310	274	1,340
Reduced payment (greater than interest only)	185	798	23	48	208	846
Term extension (including interest servicing)	75	517	13	49	88	566
Other	1	4	—	—	1	4

Total	470	2,349	101	407	571	2,756

Total
Interest only (temporary arrangement)	728	4,445	265	1,540	993	5,985
Reduced payment (greater than interest only)	446	2,026	52	162	498	2,188
Term extension (including interest servicing)	266	2,679	28	165	294	2,844
Other	29	180	5	36	34	216

Total	1,469	9,330	350	1,903	1,819	11,233

(1)
Loans neither > 90 days past due nor impaired.

(2)
The number of accounts does not equate to either the number of customers or the number of properties.

Bank of Ireland has an operating infrastructure in place to assess and implement restructure arrangements for customers on a case-by-case basis. Arrears are not generally capitalised at point of restructure and remain in the applicable past due category.

The nature and type of restructurings include:

•
Interest only (temporary arrangement): an arrangement where the borrower pays the interest on the principal balance, on a temporary or longer term basis, with the principal balance unchanged.

•
Reduced payment (greater than interest only) incorporating some principal repayments: a temporary or medium term arrangement where the borrower pays the full interest due plus an element of principal on the basis that principal payments will increase in the future.

•
Term extension (including servicing interest): a permanent arrangement where the original term of the mortgage is extended and all interest is fully serviced.

•
Other: incorporating short term/temporary payment suspensions or payment reductions.

The above table illustrates Retail Ireland mortgages that have been subject to restructuring arrangements. These arrangements include temporary forbearance arrangements, permanent forbearance arrangements and permanent restructuring arrangements.

Of the €1.8 billion of Retail Ireland mortgages (before impairment provisions) subject to restructuring at 31 December 2011, 98% of this balance are paying interest only or greater on their balances. 16% are paying full principal and interest having had their mortgage term extended.

The Group has adopted the requirements of the Central Bank of Ireland Code of Conduct on Mortgage Arrears (CCMA) which, among other things, requires mortgage lenders to establish a Mortgage Arrears Resolution Process (MARP) for defined owner occupied mortgages. The MARP sets out the framework for case by case consideration and implementation of a range of measures for qualifying borrowers. In addition, the Group has set out a clearly defined Mortgage Arrears Resolution Strategy incorporating both owner occupied and Buy to let mortgages. The process adopted by the Group seeks to minimise loss arising from non repayment of customer mortgages while ensuring that customers are treated fairly and with respect throughout the arrears management and resolution process.

A range of options are deployed, for customers in arrears or facing potential arrears, in order to arrange, where viable or possible, sustainable mortgage repayment solutions. Implementation of forbearance and/or restructuring solutions occur on either a temporary or permanent basis to facilitate sustainable repayment plans. Forbearance and/or restructuring options are applied as appropriate, subject to individual case assessment.

Temporary forbearance options include setting short term revised repayments or short term suspension of repayments. Permanent forbearance and/or restructuring solutions include, term extensions, phased step-up repayments over total contracted term and capitalisation of arrears.

Additional potential forbearance options, contained within the recommendations of the Government Inter-Departmental Mortgage Arrears Working Group and in line with our Mortgage Arrears Resolution Strategy, are under consideration with a view to expanding longer term sustainable solutions.

Repossessions (Retail Ireland)

At 31 December 2011, the Group had possession of properties held as security as follows:

Table 6:

	31 December 2011		31 December 2010
Repossessions Retail Ireland mortgages	Number of repossessions at balance sheet date	Balance outstanding before impairment provisions €m	Number of repossessions at balance sheet date	Balance outstanding before impairment provisions €m
Owner occupied repossessions	99	29	65	20
Buy to let repossessions	67	20	20	3

Total residential repossessions	166	49	85	23

Table 6a:

31 December 2011 Disposals of repossessions Retail Ireland mortgages	Number of disposals during the year	Balance outstanding after provisions €m	Proceeds from disposals €m
Owner occupied repossessions	56	8	8
Buy to let repossessions	19	3	4

Total residential repossessions	75	11	12

31 December 2010 Disposals of repossessions Retail Ireland mortgages	Number of disposals during the year	Balance outstanding after provisions €m	Proceeds from disposals €m
Owner occupied repossessions	13	2	2
Buy to let repossessions	5	1	1

Total residential repossessions	18	3	3

During the year ended 31 December 2011 the Group disposed of 75 repossessed properties(*) (31 December 2010: 18 repossessed properties disposed of). The total contracted disposal proceeds was adequate to cover the balance outstanding after provisions.

SUPPLEMENTARY SECTION—UK Mortgages

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

The following disclosures represent additional disclosures on the Retail UK mortgage loan book. These disclosures provide additional detail and breakdowns on the composition and quality of the loan book.

Book composition

Table 1:

Retail UK mortgages—Volumes (before impairment provisions)	31 December 2011(1) £m	31 December 2010 £m
Standard mortgages	10,905	13,173
Buy to let mortgages	9,826	10,207
Self certified mortgages	4,024	4,335

Total Retail UK mortgages	24,755	27,715

(1)
Loans and advances to customers at 31 December 2011 includes loans held for sale.

Retail UK mortgages were £24.8 billion at 31 December 2011 compared to £27.7 billion at 31 December 2010. The decrease of £3.0 billion or 11% is primarily due to principal repayments and the Group's deleveraging initiatives. In January 2009 the Group announced its withdrawal from the intermediary sourced mortgage market in the UK, which has resulted in a significant reduction in the volume of new mortgages issued.

(*)
The number of properties disposed of during the year ended 31 December 2011 and year ended 31 December 2010 includes those which were subject to an unconditional contract for sale at year end date.

Table 2:

	Total Residential mortgages loan book		Loans > 90 days past due and/or impaired
31 December 2011 Origination profile of Retail UK mortgage loan book including held for sale (before impairment provisions)	Balance £m	Number of accounts(1)	Balance £m	Number of accounts(1)
1996 and before	386	10,861	6	188
1997	74	1,742	1	18
1998	120	2,510	1	19
1999	132	2,811	1	27
2000	159	3,033	2	27
2001	342	4,686	4	37
2002	438	5,759	9	79
2003	961	10,758	23	161
2004	995	10,468	22	165
2005	2,289	20,430	66	441
2006	3,296	28,337	75	474
2007	5,462	43,672	141	908
2008	6,756	53,687	247	1,545
2009	1,321	9,964	10	94
2010	1,175	7,677	1	5
2011	849	5,381	—	1

Total	24,755	221,776	609	4,189

(1)
The number of accounts does not equate to either the number or customers or the number of properties.

The table above illustrates that £5.9 billion or 24% of the Retail UK mortgage loan book originated before 2006, £15.5 billion or 63% between 2006 and 2008 and £3.3 billion or 13% in the years since. The fall off in originations since the end of 2008 is primarily due to the Group's withdrawal from the intermediary sourced mortgage market in the UK. Total loans that are greater than 90 days past due and/or impaired were £0.6 billion or 2% of the Retail UK mortgage loan book at 31 December 2011, of which £0.5 billion or 76% were originated between 2006 and 2008.

Table 3a:

	Standard		Buy to let		Self certified		Total
31 December 2011 Risk profile of Retail UK mortgage loan book including held for sale (before impairment provisions)
	£m	%	£m	%	£m	%	£m	%
Neither past due nor impaired	10,407	95%	9,232	94%	3,449	86%	23,088	93%
Past due but not impaired	487	5%	511	5%	563	14%	1,561	6%
Impaired	11	—	83	1%	12	—	106	1%

Total	10,905	100%	9,826	100%	4,024	100%	24,755	100%

	Standard		Buy to let		Self certified		Total
31 December 2010 Risk profile of Retail UK mortgage loan book (before impairment provisions)
	£m	%	£m	%	£m	%	£m	%
Neither past due nor impaired	12,626	96%	9,529	93%	3,679	85%	25,833	93%
Past due but not impaired	532	4%	573	6%	643	15%	1,748	6%
Impaired	15	—	105	1%	14	—	134	1%

Total	13,173	100%	10,207	100%	4,336	100%	27,715	100%

The table above illustrates that £23.1 billion or 93% of the total Retail UK mortgage loan book at 31 December 2011 was classified as 'neither past due nor impaired' compared to £25.8 billion or 93% at 31 December 2010, within neither past due nor impaired £262 million of exposures have converted to interest only (during the year ended 31 December 2011 which are currently not in default (zero days past due)).

The 'Past due but not impaired' category comprised £1.6 billion or 6% of the total Retail UK mortgage loan book at 31 December 2011 compared to £1.7 billion or 6% at 31 December 2010. This reduction is primarily attributed to the low interest rate environment and a liquid market.

Retail UK mortgages classified as 'impaired' decreased to £0.11 billion or 0.4% of the total Retail UK mortgage loan book at 31 December 2011 from £0.13 billion or 0.5% of the total Retail UK mortgage loan book at 31 December 2010, being a decrease of £28 million or 21% during the year ended 31 December 2011.

In the following tables (3b, 3c, 3d and 3e), property values are determined by reference to the original or latest property valuations held, indexed to the Nationwide UK house price index. In the tables the December 2011 Residential Property Price Index published by Nationwide UK provides the relevant index to be applied to the original market values.

Equity/negative equity values are determined using the Nationwide UK house price index at 31 December 2011 and at 31 December 2010.

Table 3b:

	31 December 2011				31 December 2010
Arrears profile of Retail UK mortgages past due but not impaired (before impairment provisions)	Standard £m	Buy to let £m	Self certified £m	Total £m	Standard £m	Buy to let £m	Self certified £m	Total £m
1–30 days	230	193	255	678	235	210	242	687
31–60 days	79	95	88	262	93	103	95	291
61–90 days	33	46	39	118	44	57	56	157
91–180 days	68	82	74	224	72	101	115	288
181–360 days	44	54	61	159	54	64	83	201
Over 360 days	33	41	46	120	34	38	52	124

Total Retail UK mortgages past due, but not impaired	487	511	563	1,561	532	573	643	1,748

Retail UK mortgages with equity	386	451	505	1,342	433	529	595	1,557
Retail UK mortgages with negative equity	101	60	58	219	99	44	48	191
Loans which are greater than 90 days past due but not impaired generally reflect accounts which either continue to make ongoing repayments or are in positive equity positions.

The table above illustrates that the 'past due, but not impaired' category amounted to £1.6 billion of the total Retail UK mortgage loan book at 31 December 2011 compared to £1.7 billion at 31 December 2010.

Table 3c:

31 December 2011 Negative equity—Retail UK mortgage loan book including held for sale	Standard £m	Buy to let £m	Self certified £m	Total £m	Total %
Neither past due nor impaired	105	23	11	139	86%
Past due but not impaired	8	5	4	17	11%
Impaired	1	4	—	5	3%

Total	114	32	15	161	100%

The total amount of negative equity in the Retail UK mortgage loan book was £161 million at 31 December 2011, which comprised £139 million (86%) related to 'neither past due nor impaired', £17 million (11%) related to 'past due but not impaired' and £5 million (3%) related to 'impaired'.

Table 3d:

	Standard		Buy to let		Self certified		Total
31 December 2011 Loan to value ratio of total Retail UK mortgage loan book including held for sale
	£m	%	£m	%	£m	%	£m	%
Less than 50%	2,236	21%	966	10%	344	10%	3,546	15%
51% to 70%	1,653	15%	2,675	27%	735	18%	5,063	20%
71% to 80%	1,495	14%	2,282	23%	857	21%	4,634	19%
81% to 90%	2,103	19%	2,136	22%	1,022	25%	5,261	21%
91% to 100%	1,846	17%	1,293	13%	821	20%	3,960	16%

Subtotal	9,333	86%	9,352	95%	3,779	94%	22,464	91%

101% to 120%	1,452	13%	412	5%	224	6%	2,088	8%
121% to 150%	72	1%	45	—	12	—	129	1%
Greater than 150%	48	—	17	—	9	—	73	—

Subtotal	1,572	14%	474	5%	245	6%	2,290	9%

Total	10,905	100%	9,826	100%	4,024	100%	24,754	100%

Weighted average LTV:
Stock of Retail UK mortgages at year end(1)		74%		74%		78%		75%
New Retail UK mortgages during the year(1)		81%		70%		N/A		97%

(1)
Weighted average LTVs are calculated at a property level and reflect the average of property values in proportion to the outstanding mortgage.

The table above illustrates the indexed loan to value ratio of the total Retail UK mortgage loan book at 31 December 2011. £22.5 billion (91%) of the Retail UK mortgage loan book is not in negative equity. 86% of standard Retail UK mortgages, 95% of Buy to let and 94% of self certified Retail UK mortgages are not in negative equity.

The weighted average LTV of the total book at 31 December 2011 was 75%, with new business written during the year ended 31 December 2011 having an LTV of 80%. At 31 December 2011 the amount of negative equity comprised just under 0.7% of the total Retail UK mortgage book with related loans of £2,291 million.

Table 3e:

							Total residential mortgage portfolio
	Standard		Buy to let		Self certified
31 December 2011 Loan to value ratio of Retail UK mortgages > 90 days past due and/or impaired including held for sale
	£m	%	£m	%	£m	%	£m	%
Less than 50%	20	13%	5	2%	4	2%	29	5%
51% to 70%	22	14%	26	10%	18	9%	66	11%
71% to 80%	18	12%	41	16%	27	14%	86	14%
81% to 90%	19	12%	56	22%	48	25%	123	20%
91% to 100%	21	13%	58	22%	59	31%	138	23%

Subtotal	100	64%	186	72%	156	81%	442	73%

101% to 120%	33	21%	49	19%	32	16%	116	18%
121% to 150%	4	3%	9	3%	3	2%	16	3%
Greater than 150%	19	12%	16	6%	2	1%	36	6%

Subtotal	56	36%	74	28%	37	19%	168	27%

Total	156	100%	260	100%	193	100%	610	100%

Weighted average LTV:
> 90 days past due and/or mortgages in total		81%		90%		88%		87%

£442 million (73%) of the greater than 90 days past due and/or impaired Retail UK mortgages are not in negative equity. At 31 December 2011 the overall weighted average LTV for those customers who are greater than 90 days past due and/or impaired was 87%.

Asset quality

Table 4:

31 December 2011 Retail UK mortgages including held for sale Composition and impairment	Retail UK mortgages £m	Loans > 90 days past due and/or impaired loans £m	Loans > 90 days past due and/or impaired loans as % of advances %	Impairment provisions £m	Impairment provisions as % of loans > 90 days past due and/or impaired loans %
Standard mortgages	10,905	156	1.4%	16	10.3%
Buy to let mortgages	9,826	260	2.6%	67	25.8%
Self certified mortgages	4,024	193	4.8%	28	14.5%

Total Retail UK mortgages	24,755	609	2.5%	111	18.2%

31 December 2010 Retail UK mortgages Composition and impairment	Retail UK mortgages £m	Loans > 90 days past due and/or impaired loans £m	Loans > 90 days past due and/or impaired loans as % of advances %	Impairment provisions £m	Impairment provisions as % of loans > 90 days past due and/or impaired loans %
Standard mortgages	13,173	174	1.3%	19	10.9%
Buy to let mortgages	10,207	309	3.0%	75	24.3%
Self certified mortgages	4,335	264	6.1%	35	13.3%

Total Retail UK mortgages	27,715	747	2.7%	129	17.3%

At 31 December 2011 total Retail UK mortgages had decreased by £2.9 billion or 12% to £24.8 billion (31 December 2010: £27.7 billion). £1.2 billion of this decrease is attributable to the deleveraging initiatives undertaken by the Group towards the end of the year.

Retail UK mortgages greater than 90 days past due and/or impaired are £609 million at 31 December 2011 compared to £747 million at 31 December 2010.

Overall impairment provision coverage ratios on Retail UK mortgages greater than 90 days past due and/or impaired have increased from 17.3% at 31 December 2010 to 18.2% at 31 December 2011.

Repossessions (Retail UK)

At 31 December 2011, the Group had possession of collateral held as security as follows:

Table 5:

	31 December 2011		31 December 2010
Repossessions Retail UK mortgages	Number of repossessions at balance sheet date	Balance outstanding before impairment provisions £m	Number of repossessions as at balance sheet date	Balance outstanding before impairment provisions £m
Owner occupied repossessions	71	9	78	13
Buy to let repossessions	147	19	169	24
Self certified repossessions	55	11	70	13

Total residential repossessions	273	39	317	50

Table 5a:

31 December 2011 Disposal of repossessions Retail UK mortgages	Number of disposals during the year	Balance outstanding after impairment provisions £m	Proceeds from disposals £m
Owner occupied repossessions	224	22	24
Buy to let repossessions	370	31	35
Self certified repossessions	186	24	26

Total residential repossessions	780	77	85

31 December 2010 Disposal of repossessions Retail UK mortgages	Number of disposals during the year	Balance outstanding after impairment provisions £m	Proceeds from disposals £m
Owner occupied repossessions	145	14	16
Buy to let repossessions	333	27	30
Self certified repossessions	167	24	26

Total residential repossessions	645	65	72

During the year ended 31 December 2011 the Group disposed of 780 repossessed properties(1) (31 December 2010: 645 repossessed properties disposed of). The total contracted disposal proceeds was adequate to cover the balance outstanding after provisions.

2.2   LIQUIDITY RISK

Key points

•
While stress levels in European sovereign debt markets remained elevated through 2011, Irish sovereign bond yields stabilised during the latter part of the year.

•
The Group has grown its customer deposits to €70.5 billion. The Irish retail deposit base has remained stable in the first half with growth in the second half. UK retail deposit gathering, through the UK Post Office, continues to outperform. On the back of positive sentiment from international and domestic markets the Group's Corporate division performed well. Excluding NTMA deposits there was a growth of c.€8 billion in the second half of 2011.

•
Liquid assets in excess of regulatory liquidity requirements were held in Bank of Ireland (UK) plc at 31 December 2011 as the Group awaits regulatory approval for the transfer of loans to the Bank of Ireland (UK) plc. The Group expects its excess holdings of liquid assets in the UK to reduce during 2012 as regulatory approval is received.

•
The Group has contracted €8.6 billion of disposals throughout 2011 which aided in bringing the loan to deposit ratio from 175% on December 2010 to 144% at 31 December 2011.

•
The Group was successful in issuing c.€4 billion of secured bi-lateral term funding to the market during 2011 with an average maturity at date of issue of 2.4 years and an average spread equivalent to 250 basis points over three month Euribor.

•
The Group participated in the ECB three year Long Term Refinancing Operation (LTRO) raising c.€7.5 billion funding with a maturity in January 2015 by converting the term of its existing drawings from short term to longer term with no new drawings. The Group also participated in the second ECB three year LTRO in March 2012 converting c.€4.8 billion of mainly shorter term funding to three year funding with a maturity of February 2015.

•
The Group has decreased funding from Monetary Authorities (including the additional liquidity facilities made available by the Central Bank) from €31 billion (net) at 31 December 2010 to €22 billion (net) at 31 December 2011.

(1)
The number of properties disposed of during the year ended 31 December 2011 and year ended 31 December 2010 includes those which were subject to an unconditional contract for sale at year end date.

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

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

Liquidity Risk Management

The Group's exposure to liquidity risk is governed by the Group's Risk Appetite Statement and associated limits and the Group's liquidity and funding policy, both of which are approved by the Court and the GRPC. The objective of the policy is to ensure that the Group can meet its obligations, including deposit withdrawals and funding commitments, as they fall due. The operation of this policy is delegated to the Group's Asset and Liability Committee (ALCO). Liquidity management within the Group focuses on the overall balance sheet structure together with the control, within prudent limits, of risk arising from the mismatch of maturities of assets and liabilities and the risks arising from undrawn commitments and other contingent liabilities.

Liquidity management consists of two main activities:

•
Tactical liquidity management focuses on monitoring current and expected daily cash flows to ensure that the Group's liquidity needs can be met. This takes account of the Group's access to unsecured funding (customer deposits and wholesale funding) and the liquidity characteristics of a portfolio of highly marketable assets and a portfolio of contingent assets that can be readily converted into funding to cover unforeseen cash outflows; and

•
Structural liquidity management focuses on assessing an optimal balance sheet structure taking account of the expected maturity profile of assets and liabilities and the Group's debt issuance strategy. The Group is required to comply with the liquidity requirements of the Central Bank and also with the requirements of local regulators in those jurisdictions where such requirements apply to the Group. The Central Bank requires that banks have sufficient resources (cash inflows and marketable assets) to cover 100% of expected cash outflows in the 0 to 8 day time horizon and 90% of expected cash outflows in the nine day to 30 day time horizon. The Group notified the Central Bank of a temporary breach of regulatory liquidity requirements in January, April, June and September 2011 (which were subsequently remediated). The breaches have been associated with the contraction in unsecured wholesale funding, changes in the eligibility criteria of the ECB and increased usage of Monetary Authority funding. The actions agreed with the Central Bank to delever the balance sheet post the PLAR exercise are expected to reduce the Group's funding and liquidity risk.

Stress testing and scenario analysis

The Group performs stress testing and scenario analysis to evaluate the impact of stresses on its liquidity position. These stress tests incorporate Group specific risks and systemic risks and are run at different levels of possible, even if unlikely, severity. Tactical actions and strategies available to mitigate the stress scenarios are evaluated as to their appropriateness. Stress test results are reported to ALCO, the GRPC and the Court.

Liquidity Risk Measurement

The Group's cash flow and liquidity reporting processes provide management with daily liquidity risk information by designated cash flow categories. These processes capture the cash flows from both on balance sheet and off balance sheet transactions. The tables below summarise the maturity profile of the Group's financial assets and liabilities, excluding those arising from insurance and participating investment contracts at 31 December 2011 and 31 December 2010 based on the remaining contractual maturity period at the balance sheet date (discounted) and the totals agree to the balance sheet on page F-6. NAMA senior bonds have been included in the table based on their ultimate expected maturity. Unit linked investment liabilities and unit linked insurance liabilities with a carrying value of €4,954 million and €7,037 million respectively (31 December 2010: €5,271 million and €7,188 million respectively) are excluded from this analysis as their repayment is linked directly to the financial assets backing these contracts. The Group measures liquidity risk by adjusting the contractual cash flows on retail deposit books to reflect their inherent stability.

Customer accounts include a number of term accounts that contain access features. These allow the customer to access a portion or all of their deposit notwithstanding that this withdrawal could result in financial penalty being paid by the customer. For such accounts, the portion subject to the potential early access has been classified in the 'demand' category in the table below. The comparative information has been reclassified on this basis which involved reclassifying a total amount of €16 billion into the demand category from the following categories: €3 billion from up to 3 months, €10 billion from 3-12 months and €3 billion from 1-5 years.

31 December 2011 Maturities of financial assets and liabilities	Demand €m	Up to 3 months €m	3-12 months €m	1-5 years €m	Over 5 years €m	Total €m
Assets
Cash and balances at central banks	8,181	—	—	—	—	8,181
Trading securities	—	—	4	—	2	6
Derivative financial instruments	735	271	207	2,602	2,547	6,362
Other financial assets at fair value through profit or loss(1)	968	25	76	489	1,438	2,996
Loans and advances to banks	2,809	4,807	237	1	205	8,059
Available for sale financial assets(1)	—	1,264	675	6,113	2,096	10,148
NAMA senior bonds	—	—	—	—	5,016	5,016
Loans and advances to customers including held for sale (before impairment provisions)	6,283	7,702	7,104	28,210	58,803	108,102

Total	18,976	14,069	8,303	37,415	70,107	148,870

Liabilities
Deposits from banks	115	4,010	906	3,895	78	9,004
Drawings from Monetary Authorities (gross)	430	14,600	—	7,500	—	22,530
Customer accounts	48,368	18,223	2,331	1,371	213	70,506
Derivative financial instruments	614	224	419	2,033	2,728	6,018
Debt securities in issue	—	2,006	719	12,391	4,007	19,123
Subordinated liabilities	—	—	—	1,069	358	1,427

Total	49,527	39,063	4,375	28,259	7,384	128,608

(1)
excluding equity shares and perpetual funds which have no contractual maturity.

31 December 2010 Maturities of financial assets and liabilities	Demand €m	Up to 3 months €m	3-12 months €m	1-5 years €m	Over 5 years €m	Total €m
Assets
Cash and balances at central banks	1,014	—	—	—	—	1,014
Trading securities	—	137	—	8	6	151
Derivative financial instruments	840	382	582	2,759	1,812	6,375
Other financial assets at fair value through profit or loss(1)	754	20	101	488	1,513	2,876
Loans and advances to banks	3,608	3,679	153	16	2	7,458
Available for sale financial assets(1)	2	1,342	3,350	7,712	3,060	15,466
NAMA senior bonds	—	—	—	—	5,075	5,075
Loans and advances to customers (before impairment provisions)	3,671	9,481	8,276	32,983	65,021	119,432
Assets classified as held for sale to NAMA (before
impairment provisions)	11	460	261	86	61	879

Total	9,900	15,501	12,723	44,052	76,550	158,726

Liabilities
Deposits from banks	359	7,984	411	2,380	78	11,212
Drawings from Monetary Authorities (gross)	—	33,438	—	—	—	33,438
Customer accounts	48,213	14,816	969	1,060	385	65,443
Derivative financial instruments	815	195	319	2,233	1,883	5,445
Debt securities in issue	—	1,175	3,525	14,280	6,138	25,118
Subordinated liabilities	—	—	—	83	2,692	2,775

Total	49,387	57,608	5,224	20,036	11,176	143,431

(1)
excluding equity shares which have no contractual maturity.

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

Liquidity Risk Mitigation

Wholesale Funding diversification

While liquidity conditions are constrained at present, the Group in the normal course, aims to maintain funding diversification, minimise concentrations across funding sources and control the level of short term wholesale sources of funds. During the year ended 31 December 2011, the Group issued €4 billion of secured term funding using UK mortgage notes (Colston SPEs) as collateral.

Customer Deposits

The Group's customer deposit strategy is focussed on growing high quality 'sticky' deposits by leveraging the Group's extensive retail and corporate customer franchise in Ireland and by accessing the UK retail market through Bank of Ireland (UK) plc and particularly the Group's joint venture with the UK Post Office. In Retail Ireland the Group has grown deposits in the second half of the year by €1.2 billion. The continued success of the joint venture with the UK Post Office has delivered a deposit base of Stg£16 billion at 31 December 2011 which has exceeded the Group's targets. In addition, the positive market sentiment shown towards the Group has aided retention of corporate banking customer relationships in Ireland, the UK and internationally which enable the Group to access corporate customer deposits. Corporate deposits have grown in the second half of the year by €1.7 billion. The Group continues to focus on the growth of retail deposits and relationship-based corporate deposits which arise from the Group's broader lending and treasury risk management activities with a view to further reducing its dependence on wholesale funding and reducing its customer loan to deposit ratio.

Funding and Liquidity Position

Ireland—Senior debt	31 December 2011	31 December 2010
Standard & Poor's	BBB+ (Negative)	A (CreditWatch Negative)
Moody's	Ba1 (Negative)	Baa1 (Negative)
Fitch	BBB+ (Negative)	BBB+ (Stable)
DBRS	A (Low) (Negative trend)	A (High) (Negative trend)

BoI—Senior debt	31 December 2011	31 December 2010
Standard & Poor's	BB+ (Negative)	BBB+ (CreditWatch Negative)
Moody's	Ba2 (Negative)	Baa2 (Negative)
Fitch	BBB (Negative)	BBB (Stable)
DBRS	BBB (High) (Negative trend)	A (High) (Negative trend)

Following the downgrade of the Irish sovereign in early 2011, the Group's credit ratings were downgraded to BB+/Ba2/BBB for Standard & Poor's, Moody's and DBRS respectively. Over the remainder of 2011 and into 2012, credit ratings have remained stable at these levels.

Funding Position

The Group has access to the liquidity operations offered by Monetary Authorities using its pool of contingent collateral. The Group has decreased its usage of liquidity facilities made available by Monetary Authorities by asset deleveraging, growing customer deposits and the use of collateralised market term funding. The Group's funding from Monetary Authorities further decreased to €22 billion (net) at 31 December 2011 from €31 billion (net) at 31 December 2010. As described on page F-159, the Group participates in the ELG scheme, which guarantees certain liabilities of Irish financial institutions. A key priority of the Group is to reduce its reliance on Monetary Authorities as market conditions improve and the Group's wholesale funding requirement reduces.

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

Summary Consolidated Balance Sheet	31 December 2011 €bn	31 December 2010 €bn	Change %
Loans and advances to customers(1) (after impairment provisions)	102	114	(11%)
Assets held for sale to NAMA (after impairment provisions)	—	1	—
Liquid assets	31	30	3%
Other assets	22	22	—

Total assets	155	167	(7%)

Customer deposits(2)	71	65	8%
Wholesale funding	51	70	(27%)
Subordinated liabilities	1	3	(67%)
Other liabilities	22	22	—

Total liabilities	145	160	(10%)

Total stockholders' equity	10	7	43%

Total liabilities and stockholders' equity	155	167	(7%)

Loan to deposit ratio	144%	175%

(1)
On the balance sheet on page F-6, these amounts are presented on separate lines being Loans and advances to customers and Other assets classified as held for sale.

(2)
Customer accounts include a number of term accounts that contain easy access features. These allow the customer to access a portion or all of their deposit notwithstanding that this repayment could result in financial penalty being paid by the customer. For such accounts, the portion subject to the potential early access has been classified in the 'demand' category in the table on page 224. The comparative information has been reclassified on this basis.

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

The Group's loans and advances to customers (after impairment provisions) at 31 December 2011 of €102 billion reflects a decrease of 11% when compared to the Group's loans and advances to customers of €114 billion at 31 December 2010.

Deleveraging

The 2011 PCAR incorporates a deleveraging plan (PLAR) which anticipates a loan to deposit ratio of less than 122.5% for the Group by 31 December 2013. This plan includes the proposed disposal of c.€10 billion of the non-core loan portfolios by 31 December 2013. The Group has frontloaded the majority of these disposals before 31 December 2011. The Group has been successful in deleveraging non-core portfolios with c.€8.6 billion sales achieved. For further information see note 17 to the Consolidated Financial Statements.

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

Customer deposits	31 December 2011 €bn	31 December 2010 €bn
Retail Ireland	36	35
— Deposits	25	24
— Current account credit balances	11	11
Retail UK	27	21
Retail UK (Stg£bn equivalent)	22	18
— UK Post Office	16	11
— Other Retail UK	6	7
Corporate and Treasury	8	9
— Corporate and Treasury deposits	8	8
— BoISS related	—	1
Total customer deposits	71	65

Loan to deposit ratio	144%	175%

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

Group customer deposits were €71 billion at 31 December 2011 compared to €65 billion at 31 December 2010 as set out in the table above. Following the successful recapitalisation of the Group in July 2011 the Group has experienced a strong growth in deposit balances (growing by €8 billion between July 2011 and December 2011). Key drivers of this increase included a significant Group wide focus on deposit gathering, new product developments and maximisation of cross selling and new business opportunities through our distribution channels in Ireland and the UK.

The Group's loan to deposit ratio was 144% at 31 December 2011, compared to 175% at 31 December 2010 which is in line with the targets that were set out in the PCAR/PLAR 2011.

During 2011, despite continuing intense competition, the Group's retail customer deposit base in Ireland increased by €1 billion or 2% supported by the launch of a number of successful personal and business deposit products and ongoing management of maturing deposits and new business opportunities. The Group did not purchase any deposit books in 2011 and the Retail book continues to be of a granular nature. Current account credit balances amounted to €11.3 billion at 31 December 2011 as compared with €11.5 billion at 31 December 2010.

The Group's retail deposit gathering activities in its joint venture with the UK Post Office continue to exceed expectations on both retention rates and new deposit growth as balances amounted to £16 billion at 31 December 2011, which represents an increase of £5.0 billion or 44% since 31 December 2010. The Group's deposit gathering strategy in the UK has been successfully underpinned by the incorporation in November 2010 of the Group's UK licensed banking subsidiary—Bank of Ireland (UK) plc. Deposits in the Group's offshore unit declined by €0.6 billion in 2011, however stabilised in the second half of the year following the recapitalisation of the Group.

Corporate and Treasury deposits amounted to €7.7 billion at 31 December 2011 as compared with €9.4 billion at 31 December 2010. The net decrease of €1.7 billion is a result of the disposal of BoISS whose customers had placed deposits of c.€1 billion with the Group at 31 December 2010, and a reduction in corporate balances in the first half of 2011. Corporate balances experienced growth of c.€1 billion in the second half of the year following the recapitalisation of the Group indicating a stabilisation of the Group's core corporate deposit base.

Customer deposits at 31 December 2011 of €71 billion (31 December 2010: €65 billion) do not include €2.2 billion (31 December 2010: €1.9 billion) of savings and investment-type products sold by Bank of Ireland Life. These products have a fixed term (typically of five years) and consequently are an additional stable source of retail funding for the Group.

At 31 December 2011, €43 billion of the Group's customer deposits are guaranteed under the Irish Deposit Guarantee Scheme (DGS) and the UK Financial Services Compensation Scheme (FSCS) (31 December 2010: €35 billion), while €26 billion are covered by the Eligible Liabilities Guarantee Scheme (31 December 2010: €29 billion).

On a constant currency basis the Group's customer deposits at 31 December 2011 grew by 7% (€4.3 billion) when compared to the Group's customer deposits at 31 December 2010.

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

	31 December 2011		31 December 2010
Wholesale funding sources	€bn	%	€bn	%
Secured funding	40	78%	53	76%
— Monetary authority (gross)	23	45%	33	47%
— Covered bonds (asset backed securities)	6	12%	7	10%
— Securitisations	4	8%	5	7%
— Private market repo	7	14%	8	11%
Unsecured funding	11	22%	17	24%
— Senior debt	9	18%	13	19%
— Bank deposits	2	4%	3	4%
— Commercial Paper and Certificates of Deposits	—	—	1	1%

Total Wholesale funding	51	100%	70	100%

Wholesale funding > 1 year to maturity	28	55%	22	32%
Wholesale funding < 1 year to maturity	23	45%	48	68%
Drawings from Monetary Authorities (net)	22	—	31	—

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

Wholesale funding requirements reduced from €70 billion at 31 December 2010 to €51 billion at 31 December 2011 primarily due to:

•
loan book divestments;

•
loan repayments and redemptions;

•
an increase in Group customer deposits; and

•
recapitalisation proceeds.

The Group's senior unsecured debt at 31 December 2011 of €9 billion has reduced by €4 billion from €13 billion at 31 December 2010.

During 2011, the Group has raised secured term funding from private market sources amounting to c.€4.2 billion with an average maturity (at date of issue) of 2.4 years and an average spread equivalent to 250 basis points over three month Euribor.

In early December 2011, the Group announced it will not call notes issued by the Brunel and Kildare securitisation vehicles on the relevant call dates in March 2012 and April 2012, with any future redemption decisions being taken on an economic basis and having regard to prevailing market conditions.

In December 2011, the Group participated in the ECB three year Long Term Refinancing Operation (LTRO) raising c.€7.5 billion funding with a maturity in January 2015 by converting the term of its existing drawings from short term to longer term with no new drawings.

In January 2011, following changes to the ECB eligibility criteria for sterling denominated collateral, the Group issued and retained Government guaranteed own-use bonds which are eligible for ECB monetary policy operations. These bonds have a liquidity value of €8.45 billion. They have consistently rolled over on a quarterly basis and the current maturity date is April 2012.

In March 2012, the Group participated in the second ECB three year LTRO when it converted c.€4.8 billion of mainly shorter term funding to three year funding with a maturity of February 2015.

The drawings under the exceptional liquidity facilities from the Central Bank at 31 December 2010 of €8 billion were repaid during the financial year such that drawings at 31 December 2011 were €nil.

At 31 December 2011, 55% of wholesale funding had a term to maturity of greater than one year compared with 32% at 31 December 2010, reflecting secured term funding raised and the participation in the ECB three year LTRO. The Group's unsecured maturities are €2.7 billion in 2012 and €2.6 billion in 2013.

The refinancing requirement for the Group from unsecured wholesale maturities remains low in 2012 and in subsequent years. This reflects the overall reduction in wholesale funding achieved to date and expected futher reductions in wholesale funding in line with PLAR targets.

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

	31 December 2011		31 December 2010
Wholesale funding maturity analysis	€bn	%	€bn	%
Less than 3 months	21	41%	43	61%
3 months to one year	2	4%	5	7%
One to five years	24	47%	16	23%
More than five years	4	8%	6	9%

Wholesale funding	51	100%	70	100%

2.3   MARKET RISK

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

Key Points:

•
Structural balance sheet risks and the risks arising from loan impairments, capital management initiatives, structured funding arrangements and deleveraging have been the principal focus of attention in the area of market risk. This will continue to be the case in 2012.

•
The Group has been particularly active in the management of basis risk, notably sterling / euro cross currency basis risk. Cross currency basis is the net cost, over and above the interest differential, of borrowing in one currency to fund assets on a fully hedged basis in a second currency. The Group made extensive use of cross currency swaps in the second half of 2010 to hedge a major part of the financing of sterling net assets out of euros. This had the effect of substantially insulating the Group from the sharp increase in the cross currency basis risk associated with the eurozone crisis in the second half of 2011.

•
Discretionary risk taking remains very low. This was reflected in low levels of Value at Risk (VaR) throughout 2011 and this is not expected to change significantly.

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

Market Risk in the Group

Definition of Market Risk

Market risk is the exposure of the Group's earnings or net worth to movements in interest rates, foreign exchange rates or other market prices. Interest rate risk, which is the most material market risk to which the Group is exposed in its normal day-to-day operations, is the risk of loss arising from changes in the general level of interest rates or changes in the differential or spread between different interest rates. Foreign exchange risk is the risk of loss arising from movements in exchange rates. Exposure to other forms of market risk is insignificant.

How Market Risk Arises

Market risk arises naturally through conventional customer banking, the servicing of customer foreign exchange and other risk management needs, wholesale funding and investment in securities for liquid asset purposes. Market risk also arises through certain structural features of the balance sheet, notably the presence of non-interest related assets and liabilities, the multi-currency mix of assets and liabilities and the requirement in the Group's case to fund sterling assets out of euro. The market risk profile of the Group can be affected by loan losses, asset disposals and balance sheet management initiatives.

It is Group policy to eliminate market risk as far as practicable, subject to a relatively conservative permission to take discretionary risk. The Group does not seek to generate a material proportion of its earnings through discretionary risk taking and it has a low tolerance for earnings volatility arising from this activity which is reflected in the policy, limits and other controls that are applied.

In addition to discretionary risk-taking, certain structural market risks arise and these are managed at an overall balance sheet level as part of the Group's asset liability management process. In recent years, these structural market risks have become more material and more challenging to manage.

Interest rate risk also arises in the Group's non-linked life assurance subsidiary, New Ireland Assurance Company plc, to the extent that the expected duration of cash flows on the liability side differs from the duration of the matching fixed interest rate assets (comprising Irish and other euro fixed interest government bonds). This mismatch is managed to within very tight limits.

New Ireland Assurance Company plc does not bear equity risk directly as this is borne by the unit linked policyholders. However, New Ireland Assurance Company plc is indirectly exposed to movements in equity markets because of the management fees that it receives are related to the value of assets under management. Finally, the Group maintains an available for sale securities portfolio for liquidity purposes. These assets are held at fair value on the balance sheet with movements in fair value (other than changes due to impairments) recognised in the reserves. While not regarded formally as a market risk position, the Group nonetheless monitors the sensitivity of the value of this portfolio to changes in spreads.

These forms of market risk are discussed in turn.

The Group's Approach to Market Risk

The management of market risk in the Group is governed by the Group's Risk Appetite Statement and by the Statement of High Level Principles Governing Market Risk, both of which are approved by the Court and a detailed statement of policy approved by the GRPC. Market risk limits and other controls are set by the Asset and Liability Committee (ALCO) within the confines of Risk Appetite limits set by the Court. ALCO has primary responsibility for the oversight of market risk.

Management and control of market risk

It is a requirement of policy that, as far as practicable, market risk is removed from customer-facing units by way of internal hedging arrangements. This is the effect of substantially eliminating fixed rate risk in these units and materially reducing variable rate (basis) risk. This means that the major part of market risk is centralised on the books of BoIGM. Here it is split into fixed-rate risk, the major part of which is hedged with the outside world, and basis risk which is managed as a structural market risk (see below).

BoIGM is the sole business permitted to take discretionary risk.

Discretionary Market Risk

Discretionary market risk is any risk that is voluntarily assumed in anticipation of movements in financial markets. Discretionary risk can be taken by leaving naturally arising customer risk un-hedged for a period—and in practice this accounts for the major part of the discretionary risk that is taken—or by proactively assuming proprietary risk in the market. Risk positions that arise from the flow of customer business or the Groups's funding or hedging activity are booked in the Banking Book for the purposes of the Capital Requirement Directive (CRD). Proprietary positions are booked in the Trading Book.

Discretionary market risk is subject to strict controls which set out the markets and instruments in which risk can be assumed, the types of positions which can be taken and the limits which must be complied with. BoIGM's discretionary market risk is predominantly interest rate risk taken in derivative markets. Further detail on the derivative instruments which can be used to assume discretionary risk is set out in the Derivatives section below. Discretionary market risk is also taken in currency and, to a very minor extent, in traded credit markets.

The Group employs a Value at Risk (VaR) approach to measure, and set limits on, discretionary market risk. This applies to risk taken in the Banking Book (naturally arising risk that is left un-hedged) or risk that is pro-actively assumed in the Trading Book.

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

The Group's peak, average and end-of-year one-day VaR is shown in the table below for interest rate and foreign exchange risk. In the case of interest rate risk, this distinguishes between overall interest rate risk (Trading plus Banking Book) and interest rate risk in the Trading Book.

The Group's peak, average and end of period, 1 day VaR in the year ended 31 December 2011 and in the year ended 31 December 2010 are set out in the following table:

Value at risk	31 December 2011 €m	31 December 2010 €m
Overall Interest Rate VaR
Peak	3.6	7.0
Average	1.5	3.3
End period	0.9	1.3
Trading Book Interest Rate VaR
Peak	1.9	2.8
Average	0.8	1.2
End period	0.3	0.5
Foreign Exchange VaR
Peak	1.1	1.9
Average	0.5	0.7
End period	0.2	0.1

Structural Market Risk

The Group's material structural market risks consist of the following:

Structural interest rate risk

Structural interest rate risk arises from the presence of non-interest bearing liabilities and assets on the balance sheet. The principal non-interest bearing liabilities are equity and non-interest bearing current accounts; the principal assets are expected recoveries on impaired loans, a proportion of which the Group treats as an offset to non-interest bearing liabilities. It is Group policy to invest its net non-interest bearing liabilities (or free funds) in a portfolio of swaps with an average life of three and a half years and a maximum life of seven years. This has the effect of mitigating the impact of the interest rate cycle on net interest margin. At year-end, the Group has c.€9 billion of euro-denominated swaps and c.€5 billion euro equivalent of sterling swaps held against free funds.

Basis risk

Basis risk arises where variable rate assets and liabilities and swaps (on the floating leg) re-price against different interest rate conventions (or 'indices'). The principal interest rate indices are one, three and six month Euribor/Libor, the ECB refinancing rate and Bank of England Base rate. Changes in the level of systemic stress in financial markets can bring about sustained changes in the differential, or basis, between these different floating rate indices and this, in turn, can have an adverse impact on the Group's net interest margin. The Group can also be exposed to the sterling / euro cross currency basis because of its requirement to fund a material proportion of its sterling assets out of euro. Cross currency basis is the net cost, over and above the interest differential, of borrowing in one currency to fund assets on a fully hedged basis in a second currency.

It is Group policy to manage structural basis risk through selective, strategic hedging. In 2010 and 2011, cross currency basis risk was the principal focus of basis hedging and the major part of the Group's requirement to fund sterling assets out of euro was hedged with 1 and 2 year currency swaps. In addition, defensive basis hedging within euro and sterling was undertaken.

Structural foreign exchange risk

The Group defines structural foreign exchange risk to be the exposure of its key capital ratios to changes in exchange rates. This exposure arises from the presence of non-euro assets on the balance sheet. Changes in exchange rates will increase or decrease the overall euro-equivalent level of Risk Weighted Assets. It is Group Policy to manage structural foreign exchange risk by ensuring that the currency composition of its Risk Weighted Assets and its structural net asset position by currency are broadly similar. This is designed to minimise the impact of the exchange rate movements on the principal capital ratios.

The Group's structural net asset positions in sterling and US dollar are set out in the table below:

Structural FX position	31 December 2011 €m	31 December 2010 €m
Sterling—net asset position	3,992	3,413
US dollar—net asset position	877	619

Total structural FX position	4,869	4,032

Market Risk in New Ireland Assurance Company plc

New Ireland Assurance Company plc bears interest rate risk to the extent that the expected duration of cash flows on the liability side differs from the duration of the matching fixed interest rate assets (comprising Irish and other euro fixed interest government bonds). This is managed to within tight limits.

New Ireland Assurance Company plc is also indirectly exposed to movements in equity and foreign exchange markets because the management fees it receives are related to the value of assets under management.

Interest Rate Risk

New Ireland Assurance Company plc pursues a policy of close asset/liability matching and any difference in the mean duration of non-linked assets and liabilities is minimised by buying and selling euro fixed interest government securities. No corporate bonds are held. At 31 December 2011, the sensitivity of the non-linked portfolio to a 50 basis points parallel shift in the yield curve assuming a similar shift in the yield used to discount the liabilities was as follows:

Non-linked portfolio sensitivity	31 December 2011 €m	31 December 2010 €m
50 basis points increase	(2.4)	3.9
50 basis points decrease	3.2	(3.3)

Equity and Foreign Exchange Risk

A 5% fall in equity and property markets, applied to the book at 31 December 2011, would reduce earnings by €6 million (31 December 2010: a reduction of €6 million for the same percentage decline).

Similarly, New Ireland Assurance Company plc bears indirect exposure to changes in exchange rates through management fees earned on non-euro unit linked funds under management. A 5% increase in the euro exchange rate against all other currencies midway through the year would reduce earnings by €3 million (31 December 2010: a reduction of €4 million for the same percentage decline).

Available for Sale Securities

The Group maintains an available for sale securities portfolio for liquidity purposes. These assets are held at fair value on the balance sheet with movements in fair value (other than changes due to impairments) recognised in the reserves. While not regarded formally as a market risk position, the Group nonetheless monitors the sensitivity of the value of this portfolio to changes in spreads.

At 31 December 2011, the Group held €10.3 billion in debt securities classified as available for sale financial assets (31 December 2010: €15.6 billion). Available for sale financial assets include both floating rate securities and fixed rate securities swapped to a floating rate. A one basis point increase in the average spread to Euribor or Libor of the book at 31 December 2011 would have reduced its value by €3.4 million (31 December 2010: €3.5 million).

Derivatives

A derivative is a financial contract whose value is linked to movements in interest rates, exchange rates, equity or commodity prices or, more generally, to any objectively measured variable agreed between the parties. Derivative markets are an efficient mechanism for the transfer of risk and risk mitigation.

The Group uses derivatives to manage the market risks that arise naturally in its retail and wholesale banking activities. In addition, it transacts in derivatives with its business and corporate clients for the purpose of assisting these clients in managing their exposure to changes in interest and foreign exchange rates. Finally, the Group takes discretionary market risk in derivative markets. The Group also uses credit derivatives, on a very limited basis, within its Trading Book to take exposure to specific and general credit spread movements and in its Banking Book to provide default protection on specific credit exposures. Further details can be found in note 23 to the Consolidated Financial Statements and the accounting policy is set out on page F-26.

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

Discretionary market risk can only be assumed in clearly defined categories of derivatives which are traded in well-established liquid markets, supported by industry standard conventions and documentation and valued in accordance with generally accepted methods. BoIGM is permitted to take discretionary market risk in derivatives such as interest rate futures, bond futures, forward rate agreements, interest rate swaps, single name credit default swaps and credit spread indices, forward foreign exchange and currency swaps. In addition, it is permitted to take exposure in the most widely traded option markets, principally options on futures, caps, floors, swap options (swaptions) and conventional currency options. In practice, option risk is non material and is typically taken in exchange traded interest rate options or currency options. Transactions executed in more complex derivatives are typically completed on a perfectly matched, back-to-back basis.

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

2.4   LIFE INSURANCE RISK

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

Key Point:

•
Under the terms of the Group's restructuring plan agreed with the EU, the Group has committed to dispose of New Ireland Assurance Company plc (NIAC) prior to December 2013, but will retain the distribution business in the branch network.

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

Definition

Life insurance risk is defined as the volatility in the amount and timing of claims caused by an unexpected change in mortality, longevity, persistency or morbidity. Mortality risk is the risk that the claim payments incurred by the business due to deaths within the portfolio of assured lives are greater than expected. Longevity risk is the risk that claim payments incurred by the business due to the rates of survival within the portfolio of annuitants are greater than expected. Morbidity risk, primarily critical illness risk, is the risk that claim payments incurred by the business due to critical illness events are greater than expected. Persistency or lapse risk is the risk that customers lapse their policies earlier than expected resulting in a loss of future anticipated fees.

Life Insurance Risk Management

Life insurance risk is underwritten and managed by NIAC, a wholly owned subsidiary of the Group. The management of insurance risk is the responsibility of the Board of NIAC. Responsibilities delegated by the Board to the Reinsurance Committee include completing a review of the reinsurance arrangements at least annually and reporting on this review to the Board Risk Committee. This includes a review of the panel of reinsurers that may be used and the optimal structure of its reinsurance arrangements. The Reinsurance Committee comprises of senior members of the management team with actuarial and underwriting expertise.

Life Insurance Risk Measurement

The amount at risk on each life insurance policy is the difference between the sum assured payable on the insured event and the reserve held. Risk experience is monitored monthly. Actual claims experience is compared to the underlying risk assumptions. Risk profits and losses are reported to senior management and reflected in new business pricing and new product design.

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

Future developments

Solvency II is the new supervisory regime that will apply to assurers in the EU from 2014. It is designed to facilitate the development of a single market in insurance services in the EU, whilst at the same time securing an adequate level of consumer protection. It is a risk based system of regulation based on economic principles for the measurement of assets and liabilities. Often called 'Basel for insurers', the structure of Solvency II is somewhat similar to the banking regulations of Basel II. For example, the proposed Solvency II framework has three main areas (pillars):

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

Insurance related Market Risk

Risk of loss due to variance between the actual investment return in the financial year and the expected investment return.

(i)
Under IFRS insurance contracts are accounted for on a discounted cash flow basis. NIAC policyholders have c.€3 billion of equities in insurance contracts and a management fee is charged on this amount. Any fall in the equity markets will result in a reduction in this management fee. NIAC is required to account not only for the income lost in the current year but also income foregone in future years. This income foregone in future years is discounted and accounted for in the current year.

(ii)
In addition NIAC holds approximately €750 million of sovereign bonds to back certain customer liabilities. A significant risk-related fall in the value of these bonds would result in NIAC recognising the fall in value as a loss.

2.5   REGULATORY, COMPLIANCE AND OPERATIONAL RISK

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

Key Points:

•
One of the key challenges during 2011 was to meet continually increasing regulatory compliance requirements. The Group successfully implemented the Central Bank's codes on Minimum Competency and Corporate Governance. In addition the Group has made the necessary changes to its mortgage arrears management process as required by the Central Bank.

•
The Central Bank issued new codes of practice in relation to Consumer Protection and Business Lending to Small and Medium Enterprises in Q4 2011—both to be implemented in 2012. The Group is currently implementing these codes.

•
The UK Financial Services Authority (FSA) is responsible for the Group's UK regulated business Bank of Ireland (UK) plc and has a remit in respect of the other 'passported' businesses in the UK. There has been substantial engagement with the FSA since the authorisation of Bank of Ireland (UK) plc.

•
Regulatory, compliance and operational risk has continued to increase over the course of the calendar year in light of industry developments and increased regulatory supervision.

Legislative developments in 2011

•
In addition to the Codes of Practice described above, the Central Bank and Credit Institutions (Resolution) Act 2011 was enacted. This gives powers to the Central Bank to establish a Credit Institutions Resolution Fund. It also provides the Central Bank, in respect of a failing credit institution, the powers to secure an orderly failure e.g. to appoint a liquidator, obtain a transfer order from the High Court to transfer assets and liabilities and appoint a special manager.

•
The FSA published the results of its Mortgage Market Review in 2011 and the significant impact of this on the structure of the UK mortgage market is expected to become apparent in 2012.

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

The Group has established a formal approach to the management of regulatory and compliance risk and the objective is the identification, assessment, monitoring and management of regulatory and compliance risks. Business units, divisions, and the GRCOR function undertake risk based regulatory and compliance monitoring, and annual monitoring plans are reviewed to reflect changes or emerging risks. Business Unit regulatory compliance reports are analysed and reviewed by the GRCOR function and by the GRCORC.

Operational Risk

Definition

The Group faces operational risks in the normal pursuit of its business objectives. Operational Risk is defined as the risk of loss resulting from inadequate or failed internal processes and systems, or from external events, including legal risk, but excluding reputation and strategic risks. As such, operational risk encompasses a very broad range of sources of potential financial loss which the Group actively seeks to mitigate, transfer and control including for instance, business continuity, fraud, outsourcing and technology risks.

Management of Operational Risk

The primary goals of operational risk management and assurance are ensuring the sustainability of the Group's operations and the protection of its reputation; by controlling, mitigating or transferring the risk of financial losses. By its nature operational risk cannot be fully eliminated, however the Group has established a formal approach to the management of operational risk in the form of the 'Operational Risk

Management Framework' to identify, assess, monitor and report on the operational risks which may impact the achievement of the Group's business objectives. It consists of:

•
formulation and dissemination of the Group Operational Risk policy;

•
establishment of organisational structures for the oversight, monitoring and management of operational risk throughout the Group;

•
embedding the operational risk management process and standards in business and support units throughout the Group; and

•
maintaining awareness and competencies of relevant staff in the operational risk management process.

Operational Risk Policy

The Group's exposure to operational risk is governed by policy formulated by the GRCORC and approved by the GRPC, on behalf of the Court. Policies for management of specific aspects of operational risk are approved and monitored by GRCORC.

Operational Risk Identification, Assessment and Assurance

Business units are responsible for effective implementation of the operational risk policy. To this end, the head of each business unit provides the GRCOR function with a certificate of compliance with the requirements of the policy semi-annually. Business units across the Group apply risk assessment techniques to identify, evaluate and prioritise the critical operational risks to which they are exposed. In so doing business managers are able to formulate specific actions to enhance controls, define countermeasures and implement specific initiatives to mitigate their operational risks.

In addition, the GRCOR function monitors compliance through review of management reports made available by the business units; through periodic visits to business and support functions to inspect practices and compliance with policies; and through monitoring of the nature, scale and frequency of loss events.

Risk Mitigation and Transfer

In addition to business unit risk mitigation initiatives, the Group implements specific policies and risk mitigation measures for key operational risks, including financial crime, data protection and privacy, outsourcing and business continuity risks. This strategy is further supported by risk transfer mechanisms such as the Group's insurance programme, whereby selected risks are reinsured externally. The Group holds Pillar 1 regulatory capital to cover the financial impact of operational risk events, and adopts the Standardised Approach (TSA) to determine its capital requirement.

Operational Risk Loss Events

An operational risk event is any circumstance where as a result of an operational risk materialising, the Group has, or could have made a gross financial loss. A standard reporting threshold is used across the Group for recording risk events and for normal COREP reporting to the Central Bank of Ireland. Through its membership of the Operational Risk data eXchange (ORX), (a not-for-profit association of international banks formed to share anonymous loss data information), the Group utilises external loss information to inform its risk identification and evaluation practices.

Operational Risk Reporting

The Court receives a quarterly update on the status of operational risk events and associated losses, and the measures in place to monitor and mitigate the risks through the Court Risk Report. In addition, there is an annual process that ensures that the Court and CRC are comfortable that the processes in place to manage operational risks are sufficient and that residual risk is within the Group's Risk Appetite, which is reviewed annually by the Court.

The Head of the GRCOR function reports to the GRCORC on the status of operational risk in the Group, including status of the primary (top) risks across the Group and progress of risk mitigation initiatives, significant loss events and the nature, scale and frequency of overall losses. The Group is required to report to the Central Bank of Ireland on loss performance as part of its COREP obligations.

2.6   BUSINESS AND STRATEGIC RISK

Key Points:

•
Trading conditions have been challenging. Continued intense competition for deposits in the Irish market, the elevated cost of wholesale funding and the high cost of the Government guarantee (ELG) scheme have maintained ongoing pressure on the Group's cost of funding during 2011. Policy measures by the authorities are likely to see low eurozone and UK interest rates for longer than anticipated earlier in 2011 which may impact the speed of margin recovery.

•
The Group's strategic plan was updated during 2011 to reflect the outcome of the 2011 Prudential Capital Assessment Review (PCAR) and Prudential Liquidity Assessment Review (PLAR) processes. The Group has since made substantial progress on restructuring and strengthening its balance sheet and towards achieving its deleveraging targets.

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

Risk management, measurement and reporting

The Group reviews business and strategic risk as part of the annual risk identification process. The risk is managed on a divisional basis, and measured quarterly, with a scorecard addressing moves in key indicators around income diversification, margin trends, customer advocacy, direct and indirect costs and staff turnover. Input from the Group's divisions is collated by Risk Strategy Analysis and Reporting, who liaise with Group Finance to provide an overall group context and assess the impact of changes in the environment on the Group's business plan. An update is provided quarterly in the Court Risk Report.

Risk mitigation

The Group mitigates Business Risk through business planning methods, such as the diversification of revenue streams, cost base management and oversight of business plans. At an operational level, the Group's annual budget process sets expectation at a business unit level for volumes and margins. The tracking of actual volumes and margins against budgeted levels is a key financial management process in the mitigation of business risk.

In the case of Strategic Risk, this risk is mitigated through update to the Court on (i) industry developments (ii) the Group's EU Restructuring Plan commitments (iii) the Group's PCAR/PLAR deleveraging plan. The Group's EU Restructuring Plan commitments are monitored by an EC appointed

Monitoring Trustee with updates on progress provided by Group Strategy Development to (a) the Project Steering Committee, comprised primarily of members of the Group executive (b) the Court through a CEO Report. Group Strategy Development reports on the progress against the Group PCAR/PLAR deleveraging plan to (a) the Group's Deleveraging Committee (chaired by a non-executive Director) and (b) to the Court regularly.

2.7   PENSION RISK

Key point:

•
The Group carried out in 2010 an extensive review of its pension schemes to address the pension deficit, and implemented a series of benefit reductions which have delivered a reduction of approximately 50% of the IAS 19 deficit at 31 December 2009. In addition to existing cash contributions, the Group expects to make discretionary cash contributions to the schemes so as to eliminate the remaining IAS 19 deficit (approximately 50% as at 31 December 2009) over approximately six years.

Definition

Pension risk is the risk that the assets in the Group's defined benefit pension schemes fail to generate returns that are sufficient to meet the schemes' liabilities and the sponsor would elect to or may have to make up the shortfall, or a significant part of it. This risk crystallises when a deficit emerges of a size which implies a material probability that the liabilities will not be fully met.

Risk management, measurement and reporting

The Group maintains a number of defined benefit pension schemes for past and current employees. The Group's net IAS 19 pension deficit at 31 December 2011 was €414 million (31 December 2010: €424 million). The investment policy pursued to meet the schemes' estimated future liabilities is a matter for the Trustees and the schemes' Investment Committees. The Group, as sponsor, is afforded an opportunity to communicate its views on investment strategy to the Trustees and receives regular updates including scenario analysis of pension risk. The Court receives quarterly updates on pension risk through the Court Risk Report. In addition, there is an annual review of pension risk to ensure that the Court is satisfied with the processes in place to manage the risk and that residual risk is within the Group's Risk Appetite.

Risk mitigation

In order to mitigate pension risk, a new scheme was introduced in 2006 for all new entrants which adjusted terms for new members (see note 46). In 2010, the Group carried out an extensive pensions review in order to address the pension deficit by a combination of benefits restructuring and additional employer contributions over a period of time. The Group received 100% acceptance from the individual active members of five of its pension schemes, including the main Bank of Ireland Staff Pensions Fund, to a series of benefit reductions which have delivered a reduction of approximately 50% in the total deficit across all schemes relative to the 31 December 2009 IAS 19 deficit position. As the proposals have been accepted by staff and have been implemented, the Group expects to make discretionary cash contributions, in addition to existing cash contributions, to the schemes so as to eliminate the remaining approximately 50% of the IAS 19 deficit as at 31 December 2009 over approximately six years.

2.8   REPUTATION RISK

Key point:

•
The reputation of the Group continues to be adversely impacted by the ongoing financial crisis. Within this context, the actions and achievements of the Bank of Ireland Group over the past twelve months, most notably raising private capital and attracting new international institutional investment, have succeeded in positively differentiating the Group from its Irish peers.

Definition

Reputation risk is defined as the risk of loss/volatility of earnings arising from adverse perception of the Group's image on part of customers, suppliers, investors, counterparties, shareholders and regulators. This risk typically materialises through a loss of business in the areas affected. The Group uses business and management processes to manage this risk.

Risk management, measurement and reporting

Group Communications is the primary function responsible for managing reputation risk. It includes all external and internal communications, government relations and corporate responsibility, helping to reinforce the Group's reputation with its employees, customers, government, general public and the wider community. Reputation risk indicators are tracked on an ongoing basis. These indicators include external market conditions and risk events which may have the potential to impact reputation. The Group reviews reputation risk as part of the annual risk identification process. Quarterly updates are reported to the GRPC, the CRC and the Court as part of the Court Risk Report, in addition there is an annual review of Reputation Risk to ensure that the Court is comfortable with the processes in place to manage Reputation Risk and that residual risk is within the Group's Risk Appetite.

Risk mitigation

A wide range of processes and structures are used to identify, assess and mitigate the potential risk to the Group's reputation. Managing the Group in a manner that ensures that the potential impact on the Group's reputation is taken into account in decision making is paramount in mitigating against reputation risk.

3      CAPITAL MANAGEMENT

Key Points:

•
Following the results of PCAR as announced on 31 March 2011, the Group was required to generate/raise incremental equity capital of €4.2 billion including a regulatory buffer of €0.5 billion. In addition €1.0 billion of Contingent Capital was also required via the issue of a debt instrument which under certain circumstances would convert to equity capital.

•
In July 2011 the Group completed a Rights Issue which generated €1.9 billion of equity capital.

•
In July 2011 the Group issued a Contingent Capital note to the State with a nominal amount of €1 billion and a maturity of five years. This Contingent Capital note is classified as a subordinated liability and it qualifies as Tier 2 capital.

•
The Group generated €2.1 billion from liability management exercises completed between June 2011 and November 2011 as part of the 2011 Recapitalisation of the Bank.

•
The Group incurred costs of €146 million in relation to the 2011 Equity Capital Raise.

•
The Group completed the 2011 PCAR capital requirement of €4.2 billion in December 2011 with the closing of the Kildare/Brunel Securitisation liability management exercise and the repurchase of a number of capital securities which together generated a Core tier 1 gain of €0.35 billion.

•
The EBA conducted a stress test and a capital exercise in relation to sovereign debt exposures during the year, both of which the Group successfully passed.

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

Capital Management Objectives and Policies

The objectives of the Group's capital management policy are to at all times comply with regulatory capital requirements and to ensure that the Group has sufficient capital to cover the risks of its business and support its strategy. It seeks to minimise refinancing risk by managing the maturity profile of non equity capital whilst the currency mix of capital is managed to ensure that the sensitivity of capital ratios to currency movements is minimised. The capital adequacy requirements set by the Central Bank are used by the Group as the basis for its capital management. These requirements set a floor under which capital levels must not fall. The Group seeks to maintain sufficient capital to ensure that even under difficult conditions these requirements are met.

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

The EU Capital Requirements Directive (CRD) came into force on 1 January 2007 and is divided into three sections commonly referred to as Pillars. Pillar I introduced the Internal Ratings Based Approach (IRBA) which permits banks to use their own internal rating systems to calculate their capital requirements for credit risk. Use of IRBA is subject to regulatory approval. Where credit portfolios are not subject to IRBA, the calculation of the minimum capital requirements is subject to the Standardised Approach. Pillar II of the CRD deals with the regulatory response to the first pillar whereby banks undertake an Internal Capital Adequacy Assessment Process (ICAAP) which is then subject to supervisory review. Pillar III of the CRD (Market Discipline) involves the disclosure of a range of qualitative and quantitative information relating to capital and risk. The Group most recently disclosed this information for the year ended 31 December 2010, on 24 June 2011. The CRD also introduced a requirement to calculate capital requirements, and to set capital aside, with respect to operational risk. In assessing capital adequacy the Group is also required to set capital aside for market risk. The Group considers other methodologies of capital metrics used by rating agencies. Separately it also calculates economic capital based on its own internal models. The Group stress tests the capital held to ensure that under difficult conditions, it continues to comply with regulatory minimum ratios.

A number of regulatory initiatives have recently been proposed or enacted such as CRD II, III, IV, Basel III and Solvency II which have had or will have a future impact on the Group's capital ratios.

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

Capital resources

The following table sets out the Group's capital resources.

Group capital resources	31 December 2011 €m	31 December 2010 €m
Equity (including other equity reserves)	10,177	7,326
Non-cumulative preference stock	25	25
Non-controlling interests—equity	50	56
Undated subordinated loan capital	162	769
Dated subordinated loan capital	1,264	2,006

Total capital resources	11,678	10,182

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

In the year ended 31 December 2011 the Group's total capital resources increased by €1.5 billion to €11.7 billion due primarily to:

•
net new equity capital raised of €2.5 billion following the 2011 recapitalisation of the Bank

•
profit for the year of €0.04 billion (including the gain on liability management exercises as part of the 2011 recapitalisation of the Bank of €1.8 billion)

•
the issue of €1.0 billion Contingent Capital note to the State; partly offset by

•
reduction in subordinated debt of €2.3 billion due to various liability management exercises.

Regulatory Initiatives and Capital Stress Testing

2011 PCAR

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

The key highlights of the 2011 PCAR results for the Group are as follows:

a requirement to generate incremental equity capital of €4.2 billion including a regulatory buffer of €0.5 billion, leading to a very strongly capitalised Group with a Core tier 1 ratio at 31 December 2011 of 15.1% (14.3% of PCAR/EBA stress test basis).

The equity capital requirement has been set to cover:

•
the higher target capital ratios set by the Central Bank of a minimum Core tier 1 ratio (PCAR/EBA stress test basis) of 10.5% on an ongoing basis and a Core tier 1 ratio of 6% under the adverse stress scenario;

•
a prudent regulatory buffer of €0.5 billion for additional conservatism;

•
the adverse stress scenario loan loss estimates based on aggressively conservative assumptions;

•
notwithstanding that the land and development loans of the Group where an individual customer/sponsor exposure is less than €20 million at 31 December 2010 are not expected to transfer to NAMA, the 2011 PCAR process was prepared under an assumption that the relevant loans would transfer to NAMA using conservative loss on disposal assumptions; and

•
a conservative estimate of losses arising from deleveraging under an adverse stress scenario. In addition €1.0 billion of Contingent Capital was also required through the issue of a debt instrument which under certain circumstances would convert to equity capital.

European Banking Authority (EBA) stress testing

The European Banking Authority (EBA) was established on 1 January 2011 with a broad remit that includes safeguarding the stability of the EU financial system. The EBA is required, in cooperation with the European Systemic Risk Board (ESRB), to initiate and coordinate EU-wide stress tests to assess the resilience of financial institutions to adverse market developments. Building on experience of two previous EU-wide stress tests undertaken by the EBA's predecessor, the Committee of European Banking Supervisors (CEBS), the EBA conducted a stress test on a wide sample of banks (including the Group) in the first half of 2011. This exercise was undertaken in coordination with national supervisory authorities, the ESRB, the European Central Bank (ECB) and the European Commission.

The EBA stress test was carried out across 91 banks, covering over 65% of the EU banking system total assets, it sought to assess the resilience of European banks to severe shocks and their specific solvency to hypothetical stress events under certain restrictive conditions.

The methodology applied in the EBA stress test incorporated a number of differences to that applied in the Prudential Capital Assessment Review (PCAR) which assessed the capital requirements of Irish Banks under a base and adverse stress scenario as well as including specific deleveraging objectives for Irish Banks in order to reduce their reliance on short term wholesale funding and achieve a loan to deposit ratio of 122.5% by December 2013. The EBA stress test set a 5% Core tier 1 capital requirement in the adverse stress scenario over a two year time frame (2011–2012) whereas PCAR applied a 6% Core tier 1 requirement under the adverse stress scenario over a three year timeframe (2011–2013). In addition, the EBA methodology also applied a significantly different approach in relation to future changes in the balance sheet, the calculation of loan losses, the application of funding constraints, and treatment of sovereign and bank credit losses.

On 15 July 2011 the EBA announced the results of the 2011 stress test. Bank of Ireland passed the stress test, where under the adverse stress scenario, the Group's Core tier 1 ratio would be 7.1% at 31 December 2012, which is 2.1% or €1.3 billion in excess of the 5% Core tier 1 capital requirement in the adverse stress scenario. The result confirms the adequacy of the Group capital raising proposals and the ability of the Group to remain above the required minimum capital ratio under the EBA severe adverse stress scenario. Furthermore, the proposed €1 billion of Contingent Capital would, if required, add a further 1.6% to the Group's Core tier 1 ratio, bringing it up to 8.7% under the EBA adverse stress scenario at 31 December 2012.

On 8 December 2011 the EBA announced the results of its capital exercise incorporating a capital buffer against sovereign debt exposures. Bank of Ireland passed the capital exercise with a Core tier 1 ratio of 12.9% which was 3.9% or €2.7 billion in excess of the 9% Core tier 1 requirement set by the EBA.

4      CREDIT RISK METHODOLOGIES

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page F-13.

Internal Credit Rating Models

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

Regulatory Approval of Approaches

The Bank of Ireland Group has regulatory approval to use its internal credit models in the calculation of its capital requirements for 73% of its credit exposures which results in 70% of credit risk weighted assets being calculated using internal credit models. This approval covers the adoption of the Foundation IRB approach for non-retail exposures and the Retail IRB approach for retail exposures.

The Structure of Internal Rating Systems

The Group divides its internal rating systems into non-retail and retail approaches. Both approaches differentiate Probability of Default estimates into 11 grades in addition to the category of default. For both non-retail and retail internal rating systems, default is defined based on the likelihood of non-payment indicators that vary between borrower types. In all cases, exposures 90 days or more past due are considered to be in default.

PD Calculation

The Group produces estimates of PD on either or both of the following bases:

•
Through-the-Cycle (TtC) estimates are estimates of default over an entire economic cycle, averaged to a twelve month basis. These are in effect averaged expectations of PD for a borrower over the economic cycle.

•
Cyclical estimates are estimates of default applicable to the next immediate twelve months. These cyclical estimates partially capture the economic cycle in that they typically rise in an economic downturn and decline in an economic upturn but not necessarily to the same degree as default rates change in the economy.

Non-Retail Internal Rating Systems

The Group has adopted the Foundation IRB approach for certain of its non-retail exposures. Under this approach, the Group calculates its own estimates for probability of default and uses supervisory estimates of loss given default, typically 45%, and credit conversion factors. To calculate probability of default, the Group assesses the credit quality of borrowers and other counterparties using criteria particular to the type of borrower under consideration. In the case of financial institutions, external credit agency ratings are a significant component of the Group's ratings approach. For exposures other than financial institutions, external ratings, when available for borrowers, play a role in the independent validation of internal estimates.

Retail Internal Rating Systems

The Group has adopted the Retail IRB approach for its retail exposures. Under this approach, the Group calculates its own estimates for probability of default, loss given default and credit conversion factors. External ratings do not play a role within the Group's retail internal rating systems, however, external credit bureau data does play a significant role in assessing UK retail borrowers. To calculate loss given default and credit conversion factors, the Group assesses the nature of the transaction and underlying collateral. Both loss given default and credit conversion factors estimates are calibrated to produce estimates of behaviour characteristic of an economic downturn.

Other uses of Internal Estimates

Internal estimates play an essential role in risk management and decision making processes, the credit approval functions, the internal capital allocation function and the corporate governance functions of the Group. The specific uses of internal estimates differ from portfolio to portfolio, and for retail and non-retail approaches, but typically include:

•
Internal Reporting

•
Credit Management

•
Calculation of risk adjusted return on economic capital (RARoC)

•
Credit Decisioning/Automated Credit Decisioning

•
Borrower Credit Approval

•
Internal Capital Allocation between businesses of the Group

For non-retail exposures, through the cycle PD estimates are used to calculate internal economic capital. For other purposes, the cyclical PD estimates are used. Both estimates feature within internal management reporting.

Control Mechanisms for Rating Systems

The control mechanisms for rating systems are set out in the Group's model risk policy. Model risk is one of the ten key risk types identified by the Group, the governance of which is outlined in the Group's Risk Framework. A sub-committee of the Group Risk Policy Committee (GRPC), the Risk Measurement Committee (RMC), approves all risk rating models, model developments, model implementations and all associated policies. The Group mitigates model risk through four lines of defence as follows:

•
Model Development Standards: the Group adopts centralised standards and methodologies over the operation and development of models. The Group has specific policies on documentation, data quality and management, conservatism and validation. This mitigates model risk at model inception.

•
Model Governance: the Group adopts a uniform approach to the governance of all model related activities. This ensures the appropriate involvement of stakeholders, ensuring that responsibilities and accountabilities are clear.

•
Model Performance Monitoring: all models are subject to testing on a quarterly basis. The findings are reported to, and appropriate actions, where necessary, approved by RMC.

Independent Validation: All models are subject to in-depth analysis at least annually. This analysis is carried out by a dedicated unit (the Independent Control Unit—ICU). It is independent of credit origination and management functions. In addition, Group Internal Audit regularly reviews the risk control framework including policies and standards to ensure that these are being adhered to, meet industry good practices and are compliant with regulatory requirements. The ICU function is independently audited on an annual basis.

Where models are found to be inadequate, they are remediated on a timely basis or are replaced.

Methodology for loan loss provisioning

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

•
initiation of bankruptcy proceedings.

The following factors are also taken into consideration when assessing whether a loss event has occurred at the balance sheet date that may lead to recognition of impairment losses:

Residential mortgages

•
debt service capacity;

•
repayment arrears;

•
adverse movements in net worth;

•
initiation of bankruptcy proceedings; and

•
material decrease in rents on a Buy to let property.

Non-property SME and Corporate

•
debt service capacity;

•
repayment arrears;

•
deteriorating financial performance;

•
adverse movements in net worth;

•
future prospects;

•
initiation of bankruptcy/insolvency proceedings; and

•
external rating downgrade below an acceptable level.

Property and construction

•
repayment arrears;

•
debt service capacity and the nature and degree of protection provided by cash flows;

•
the value of any underlying collateral; and

•
initiation of bankruptcy/insolvency proceedings.

Consumer

•
debt service capacity;

•
repayment arrears;

•
adverse movements in net worth; and

•
initiation of bankruptcy proceedings.

Loans with a specific impairment provision attaching to them together with loans (excluding Residential mortgages) which are more than 90 days in arrears are included as impaired loans.

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

Methodology for Individually Assessing Impairment

An individual impairment assessment is performed for any exposure for which there is objective evidence of impairment and where the exposure is above an agreed threshold. The carrying amount of the exposure net of the estimated recoverable amount (and thus the specific provision required) is calculated using a discounted cashflow analysis. This calculates the estimated recoverable amount as the present value of the estimated future cash flows, discounted at the exposure's original effective interest rate (or the current effective interest rate for variable rate exposures). The estimated future cash flows include forecasted principal and interest payments (not necessarily contractual amounts due) including cash flows, if any, from the realisation of collateral/security held, less realisation costs.

Methodology for Collectively Assessing Impairment

Where exposures fall below the threshold for individual assessment of impairment, such exposures with similar credit risk characteristics (e.g. portfolio of consumer personal loans) are pooled and are collectively assessed for impairment. A provision is then calculated by estimating the future cash flows of a group of exposures that are collectively evaluated for impairment. This estimation considers the expected contractual cash flows of the exposures in a portfolio and the historical loss experience for exposures with credit risk characteristics similar to those in the portfolio being assessed. Assumptions and parameters used to create the portfolio provision, which are based on historical experience (i.e. amount and timing of cash flows/loss given default), are regularly compared against current experience in the loan book and current market conditions.

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

Methodologies for valuation of collateral

Retail Ireland mortgage loan book property values are determined by reference to the original or latest property valuations held indexed to the Residential Property Price Index published by the Central Statistics Office (CSO). This index provides the relevant index to be applied to original market values in the period after January 2005. For Retail Ireland mortgages originated prior to January 2005, the Permanent TSB/ESRI House price index is utilised. Retail UK mortgage loan book property values are determined by reference to the original or latest property valuations held indexed to the Nationwide UK house price index. The weighted average indexed LTV for the total Retail Ireland mortgage loan book is 105% at 31 December 2011 and 75% for the Retail UK mortgage loan book.

Where cash flows arising from the realisation of collateral held are included in impairment assessments, management typically rely on valuations or business appraisals from independent external professionals. However, in the case of property assets (both investment property and development), in particular in Ireland, where restricted market liquidity continues to be a feature of the market, the Group uses estimated cash flows based on valuations from the most appropriate source available for the asset in question. These valuation methodologies include formal written valuations from independent external professionals, desktop valuations informed by consultations with external valuers, local market knowledge made available by relevant bank management and/or residual value methodologies.

•
Formal written valuations from independent external professionals:

Up to date, independent, professional valuations in writing are sought in circumstances where there continues to be sufficient transactional evidence and market liquidity to support an expert objective view. These circumstances are more likely to exist in markets outside Ireland and/or where land and development property assets are at or near practical completion. External qualified firms with appropriate knowledge of the particular market are commissioned to provide formal written valuations, including an assessment of the timeline for disposal, in respect of the property.

•
Desktop valuations informed by consultations with external valuers:

Given the significant dislocation experienced in property markets, the requirements for sufficient transactional evidence and market liquidity to support a formal written expert view are not always met. Whilst less formal than written valuations, verbal consultations with external valuers familiar with local market conditions provide general information on market developments, trends and outlook. These consultations are used to benchmark asset values and the potential timeline for realisation and form the basis for the estimation of the recoverable amount to be used for impairment provisioning.

•
Local market knowledge made available by relevant bank management:

Local market knowledge made available by relevant bank management occurs typically where the loan and underlying property asset are relatively small and illiquid. In such cases, estimated valuations of undeveloped sites may be expressed on a 'per plot' basis if there is suitable zoning/planning in place, whereas unzoned rural land may be assumed to have only agricultural value.

•
Residual value methodologies:

Residual value methodologies are used to estimate the current value of a site or part-completed development based on a detailed appraisal that assesses the costs (building, funding and other costs) and receipts (forecast sales and/or lettings) associated with bringing a development to completion. This approach looks at the cost of developing the asset and assessing the expected cash flows from completing the development to determine the residual value to the Group. The type, size and location of the property asset and its development potential and marketability are key factors in this assessment process. The Group may look to some of the other valuation methodologies outlined earlier e.g. residual value methodologies may look to formal professional valuations, verbal consultations with external professionals or local market knowledge made available by relevant bank management, in determining the appropriate inputs to this analysis.

The appropriate methodology applied depends in part on the options available to management to maximise recovery which are driven by the particular circumstances of the loan and underlying collateral, e.g. the degree of liquidity and recent transactional evidence in the relevant market segment, the type, size and location of the property asset and its development potential and marketability. Irrespective of the valuation methodology applied, it is Group policy to review impaired loans above agreed thresholds quarterly, with the review including a reassessment of the recovery strategy, the continued appropriateness of the valuation methodology and the adequacy of the impairment provision.

Where information is obtained between reviews that impact expected cash flows (e.g. evidence of comparable transactions emerging, changes in local market conditions, etc.), an immediate review and assessment of the required impairment provision is undertaken.

In all cases where the valuation methodologies outlined for property collateral are used, the initial recommendation of the realisable value and the timeline for realisation are arrived at by specialist work out units. These estimated valuations are subject to review, challenge and, potentially, revision by experienced independent credit professionals in underwriting units within the Credit & Market Risk function and are ultimately approved in line with delegated authority upon the recommendation of the credit underwriting unit. At all approval levels, the impairment provision and the underlying valuation methodology is reviewed and challenged for appropriateness, adequacy and consistency.

The Group operates a tiered approval framework for impairment provisions, depending on the exposure or impairment provision amount, which are approved by various delegated authorities up to Credit Committee level.

Property and construction loans are the principal asset class where one or more valuation methods as described above are applied. Property and construction loans total €21 billion or 20% of total loans at 31 December 2011 (before impairment provisions) (31 December 2010: €24 billion or 20% of total loans).

After applying one or more of the above methodologies, resulting valuations for impaired land and development assets within the Property and construction portfolio show a wide range of discounts (typically between 50% and 95%) to the estimated peak market values for the underlying property collateral assets. Key influencing factors as to the level of discount include the type of property asset (with undeveloped land incurring a relatively high discount), the status of zoning and planning and the location in terms of both jurisdiction/region and proximate environment, e.g. whether city centre, suburban, provincial town or rural.

End of information in the Risk Management Report that forms an integral part of the audited financial statements.

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

Fees and direct and indirect payments made by the Depositary to the Group

The Depositary has agreed to reimburse certain Group expenses related to the Group's ADS programme and incurred by the Group in connection with the ADS programme. For the year ended 31 December 2011, the Depositary reimbursed to the Group, or paid amounts on its behalf to third parties, a total sum of €202,481.

The table below sets forth the categories of expense that the Depositary has agreed to reimburse the Group and the amounts reimbursed for the year ended 31 December 2011.

Category of expense reimbursed to the Group	Amount reimbursed for the Year ended 31 December 2011 $
NYSE listing fees	—
Investor Relations programme support*	Nil

Total	Nil

*
For 2011, a reimbursement of $850,000 has been agreed but not yet paid which includes $348,087 NYSE annual fee for listing ADS which Bank of Ireland paid directly to NYSE.

Category of expense waived or paid directly to third parties	Amount reimbursed for the Year ended 31 December 2011 $
NYSE listing fees
Printing, distribution and administration costs paid directly to third parties in connection with US shareholder communications and AGC related expenses in connection with the ADS program	202,481

Total	202,481

The Depositary has also agreed to waive fees for standard costs associated with the administration of the ADS program.

APPENDIX TO PART I

DEFINITIONS AND ABBREVIATIONS

€0.05 Ordinary Stock	the units of Ordinary Stock following the Renominalisation in July 2011;
€0.10 Ordinary Stock	the units of Ordinary Stock following the Renominalisation in May 2010;
2010 EU Restructuring Plan	The EU restructuring plan for the Group approved by the European Commission on
15 July 2010;
2010 Proposals	The Proposals for the recapitalisation of the Bank in the year ended 31 December
2010;
2011 EU Restructuring Plan
The revised restructuring plan for the Group, approved by the European Commission on 20 December 2011, prepared under EU State aid rules for the purpose of establishing the bank's long term viability without State support, adequate burden sharing and measures to minimise any distortion of competition arising from State aid provided to the bank;
AFS	available for sale;
Annual General Court or AGC	an annual general meeting of stockholders of the Bank;
CCN	Contingent Capital Note;
Central Bank	the Central Bank of Ireland;
CIFS Scheme	the Credit Institutions (Financial Support) Scheme 2008 (S.I. No 411 of 2008);
CIWUD	Credit Institution Winding Up Directive;
Closing Price	the closing middle market quotation of a unit of Ordinary Stock as derived from the
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

1987) or a merger of The Bank pursuant to the European Communities (Cross Border Mergers) Regulations 2008 (Statutory Instrument 157 of 2008);
CSO	Central Statistics Office;
Dáil
Dáil Eireann (the House of Representatives) which forms one branch of The Houses of the Oireachtas (Ireland's National Parliament), the other two being Seanad Eireann (the Senate) and the President of Ireland;
Debt for Equity Offers
each of the US Debt for Equity Offers and the Non-US Debt for Equity Offers which formed part of the recapitalisation of the Bank in the year ended 31 December 2011 and the year ended 31 December 2010;
Deferred Stock	units of deferred stock in the capital of the Bank created pursuant to the Renominalisation in May 2010 and July 2011;
Department of Finance	Department of Finance of Ireland;
DWT	dividend withholding tax;
EBA	European Banking Authority;
ECB	European Central Bank;
ELG	Eligible Liabilities Guarantee Scheme;
Eligible Bank Assets	those classes of assets prescribed as eligible bank assets by the Minister for Finance, in accordance with section 69 of the NAMA Act;
ESOS	the executive stock option scheme as described in the Remuneration of Directors and Officers;
Existing Stock	the units of Ordinary Stock in issue as at 26 April 2010;
Extraordinary General Court or EGC	an extraordinary general meeting of stockholders of the Bank;
Financial Regulator	the Irish Financial Services Regulatory Authority;
FSA	Financial Services Authority;
FVTPL	Fair value through profit or loss;
Government Appointee
a director appointed by a Government Preference Stockholder or the Minister for Finance pursuant to the CIFS scheme (being a provision that survives the expiry of the CIFS scheme as continued under the terms of the ELG scheme);
GRPC	Group Risk Policy Committee;
Hybrid/Preferred Securities
Bank of Ireland Capital Funding (No. 1) LP, €600,000,000 Fixed Rate/Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities, the LP2 Securities, the LP3 Securities and Bank of Ireland Capital Funding (No. 4) LP £500,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities;
IBNR	Incurred but not reported;

IMF	International Monetary Fund;
Institutional Placing	the placing of Ordinary Stock with institutional investors (but excluding the NPRFC) as part of the recapitalisation of the Bank in the year ended 31 December 2010;
IRBA	Internal Ratings Based Approach;
Irish Code	the Central Bank of Ireland's Corporate Governance Code for Credit Institutions and Insurance Undertakings;
Joint Bookrunners or joint bookrunners	Citi, Credit Suisse, Davy, Deutsche Bank and UBS;
LTRO	Long Term Refinancing Operation (by the European Central Bank);
Minister for Finance or Minister	the Minister for Finance of Ireland;
NAMA	the National Asset Management Agency and, where the context permits, other members of NAMA's group including subsidiaries and associated companies. For further information refer to www.nama.ie;
National Pensions Reserve Fund	the fund established by the National Pensions Reserve Fund Act, 2000 to meet (insofar as possible) the costs of Ireland's social welfare and public service pensions from 2025 onwards;
NPRFC
the National Pensions Reserve Fund Commission, established by the National Pensions Reserve Fund Act 2000 to, inter alia, control, manage and invest the assets of the National Pensions Reserve Fund. References herein to the NPRFC mean the NPRFC acting in its capacity as controller and manager of the National Pensions Reserve Fund;
NPRFC Coupon Ordinary Stock	184,394,378 units of Ordinary Stock issued to the NPRFC on Monday 22 February 2010 in lieu of the cash dividend otherwise due on the 2009 Preference Stock;
NPRFC Placing	the conversion by the NPRFC of units of 2009 Preference Stock to units of Ordinary Stock as part of the recapitalisation of the Bank in the year ended 31 December 2010;
Participating Institution	a credit institution designated by the Minister for Finance as a participating institution in accordance with the provisions of section 67 of the NAMA Act;
PCAR	Prudential Capital Assessment Review;
Placees	persons with whom Placing Stock was placed, including, in the case of the NPRFC Placing and where the context so permits, the NPRFC;
Placing Stock	the 326,797,386 units of Ordinary Stock issued by the Bank pursuant to the Institutional Placing as part of the recapitalisation of the Bank in the year ended 31 December 2010;
PLAR	Prudential Liquidity Assessment Review;

Preference Stock	means the 2009 Preference Stock and the 1992 Preference Stock;
Qualifying Stockholders	holders of Ordinary Stock on the register of members of the Bank at the Record Date and Placees (excluding the NPRFC in respect of the NPRFC Coupon Ordinary Stock);
Record Date	5.00 p.m. on 17 May 2010;
Renominalisation
The reduction in the nominal value of each unit of ordinary stock (from €0.10 per unit to €0.05 per unit in July 2011 and from €0.64 per unit to €0.10 per unit in May 2010) and the creation of Deferred Stock. The July 2011 renominalisation also included a reduction in the nominal value of each unit of Deferred Stock from €0.54 per unit to €0.01 per unit;
Rights Issue	the offer by way of rights to Qualifying Stockholders to acquire Rights Issue Stock;
RWA	Risk Weighted Assets;
State	The Republic of Ireland, its Government and, where and if relevant, Government departments, agencies and local Government bodies;
State Placing	the placing of up to 794,912,043 units of new Ordinary Stock with the NPRFC in the year ended 31 December 2010;
Thirty Day Average Price
(i) 100% of the average daily closing price of the Ordinary Stock on the Irish Stock Exchange over the 30 dealing days immediately preceding the original scheduled dividend declaration date, (in the event that the Ordinary Stock issued in the event of non-payment of dividends on the 2009 Preference Stock is settled on the dividend payment date to which it relates); or
(ii) 95% of the average daily closing price of the Ordinary Stock on the Irish Stock Exchange over the 30 dealing days immediately preceding the original scheduled dividend declaration date (in the event that the Ordinary Stock, issued in the event of non-payment of dividends on the 2009 Preference Stock, is settled after the dividend payment date to which it relates).
UK Code	the UK Corporate Governance Code (formerly the Combined Code published by the Financial Reporting Council in the UK);

PART II

Item 13    DEFAULTS, DIVIDEND ARREARAGES & DELINQUENCIES

None.

Item 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS & USE OF PROCEEDS

See Item 8 and note 49 of the consolidated financial statements for a discussion of changes to preferential shares relevant to holders of ordinary shares.

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

(b)   Management's Annual Report on Internal Control over Financial Reporting

The management of the Group is responsible for establishing and maintaining adequate internal control over financial reporting. The Group's internal control over financial reporting is a process designed under the supervision of the Group Chief Executive and the Group Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as adopted by the European Union and the IASB. Management assessed the effectiveness of the Group's internal control over financial reporting as of 31 December 2011 based on the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission ("COSO") in Internal Control Integrated Framework. Based on this assessment, management has concluded that, as of 31 December 2011 the Group's internal control over financial reporting was effective.

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

PricewaterhouseCoopers, an independent registered public accounting firm, audited the consolidated financial statements of the Group for the year ended 31 December 2011, and has issued an audit report on the effectiveness of Group's internal controls over financial reporting as of 31 December 2011.

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

Item 16C    Principal Accountant Fees and Services

During the year, the audit committee operated a comprehensive policy on the provision of non-audit services by the principal accountant to the Group. This policy provides for the pre-approval of all non-audit services as well as the prohibition on the provision of certain other named services by the Group's auditor, PricewaterhouseCoopers. Management seeks annual pre-approval for certain categories of services which may be rendered by PricewaterhouseCoopers, along with budgets attaching to each category, which cannot be exceeded without the prior approval of the Committee. Any assignment outside of the approved categories or which would cause fees to exceed the agreed budget must be pre-approved by any one member of the Audit Committee and notified to the Audit Committee for ratification at its next meeting. Management periodically reports to the Audit Committee the amount of fees committed in respect of each category of service. For further details see note 13 to the Consolidated Financial Statements.

Item 16D    Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

As at 31 December 2010, 5,694,172 units of ordinary stock held by the Group's life assurance company were categorised as 'own shares'. There was a net acquisition of 17,430,456 units of ordinary stock by the life assurance company during the year ended 31 December 2011. At 31 December 2011 the Group's life assurance company held 23,124,628 units of ordinary stock as 'own shares'.

Item 16F    Changes in Registrant's Certifying Accountants

Not applicable.

Item 16G    Corporate Governance

Significant differences between the Group's corporate governance practices and the requirements of the NYSE applicable to US companies are shown on page 152.

Item 16H    Mine Safety Disclosures

Not applicable.

PART III

Item 17    FINANCIAL STATEMENTS

Not applicable

Item 18    FINANCIAL STATEMENTS

Financial Statements on F-4 to F-182

Item 19    EXHIBITS

1.1	Charter & Acts (incorporated by reference to Exhibit 1.1 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended 31 March, 2001, File No. 1-14452).
1.2	Bye-Laws.
4.1
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
4.7
Transaction Agreement between The Minister for Finance, The National Pensions Reserve Fund Commission, The National Treasury Management Agency, The Governor and Company of the Bank of Ireland, The Sponsers and the Joint Bookrunners dated 18 June 2011 (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended 31 December, 2010, File No. 1-14452).
8	List of significant subsidiaries—incorporated by reference to page 26 of this Form 20-F.
12.1	Certification by the Chief Executive Officer as required by Section 302 of Sarbanes Oxley Act of 2002.

12.2	Certification by the Chief Financial Officer as required by Section 302 of Sarbanes Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer as required by Section 906 of Sarbanes Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer as required by Section 906 of Sarbanes Oxley Act of 2002.

BANK OF IRELAND GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended 31 December 2011

BANK OF IRELAND GROUP

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations adopted by the European Union (EU) and with those parts of the Companies Acts, 1963 to 2009 applicable to companies reporting under IFRS, the European Communities (Credit Institutions: Accounts) Regulations, 1992 and, in respect of the Consolidated financial statements, Article 4 of the IAS Regulation. In preparing these financial statements, the Directors have also elected to comply with IFRS issued by the International Accounting Standards Board (IASB).

Irish company law requires the Directors to prepare financial statements which give a true and fair view of the state of affairs of the Bank and the Group and of the profit or loss of the Group. In preparing these financial statements for the year ended 31 December 2011, the Directors are required to:

•
Select suitable accounting policies and then apply them consistently;

•
Make judgements and estimates that are reasonable and prudent;

•
State that the financial statements comply with IFRS adopted by the EU and IFRS issued by the IASB; and

•
Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Bank and enable them to ensure that the financial statements are prepared in accordance with IFRS and IFRIC interpretations adopted by the European Union and with those parts of the Companies Acts, 1963 to 2009 applicable to companies reporting under IFRS and the European Communities (Credit Institutions: Accounts) Regulations, 1992 and, in respect of the Consolidated financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Bank and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Under applicable law and the requirements of the Listing Rules issued by the Irish Stock Exchange, the directors are also responsible for preparing a Directors' Report and reports relating to directors' remuneration and corporate governance. The Directors are also required by the Transparency (Directive 2004 / 109 / EC) Regulations 2007 and the Transparency Rules of the Central Bank to include a management report containing a fair review of the business and a description of the principal risks and uncertainties facing the Group. Statutory Instrument number 450 of 2009 'European Communities (Directive 2006 / 46 / EC)' (S.I. 450) requires the Directors to make a statement with a description of the main features of the internal control and risk management systems in relation to the process for preparing consolidated accounts for the Group and its subsidiaries.

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

•
The financial statements, prepared in accordance with IFRS as adopted by the European Union and with IFRS as issued by the IASB, give a true and fair view of the assets, liabilities, financial position of the Group and the Bank and of the profit of the Group; and

•
The management report contained in the Business Review includes a fair review of the development and performance of the business and the position of the Group and Bank, together with a description of the principal risks and uncertainties that they face.

 BANK OF IRELAND GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Court of Directors and members of The Governor and Company of the Bank of Ireland

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of other comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity present fairly, in all material respects, the financial position of The Governor and Company of the Bank of Ireland (the 'Group') and its subsidiaries at 31 December 2011 and 31 December 2010 and the results of their operations and cash flows for the year ended 31 December 2011, the year ended 31 December 2010 and the nine month period ended 31 December 2009, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also, in our opinion the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The Group's management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control over Financial Reporting" appearing under item 15(b) of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Group's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin
Ireland

29 March 2012

BANK OF IRELAND GROUP

CONSOLIDATED INCOME STATEMENT

	Note	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Interest income	3	4,618	5,179	4,188
Interest expense	4	(3,084)	(2,960)	(2,009)

Net interest income		1,534	2,219	2,179
Net insurance premium income	5	929	969	665
Fee and commission income	6	612	633	474
Fee and commission expense	6	(192)	(257)	(255)
Net trading income / (expense)	7	19	225	(28)
Life assurance investment income, gains and losses	8	(38)	474	958
Gain on liability management exercises	9	1,789	1,402	1,037
Other operating income	10	12	199	31

Total operating income		4,665	5,864	5,061
Insurance contract liabilities and claims paid	11	(750)	(1,268)	(1,462)

Total operating income, net of insurance claims		3,915	4,596	3,599
Other operating expenses	12	(1,644)	(1,803)	(1,387)
Impact of amendments to defined benefit pension schemes	46	2	733	—

Operating profit before impairment charges on financial assets and gain / (loss) on NAMA / deleveraging		2,273	3,526	2,212
Impairment charges on financial assets (excluding assets sold to NAMA)	14	(1,960)	(2,027)	(2,335)
Impairment charges on assets sold to NAMA	15	(44)	(257)	(1,722)
Gain / (loss) on sale of assets to NAMA including associated costs	16	33	(2,241)	—
Loss on deleveraging of financial assets	17	(565)	—	—

Operating loss		(263)	(999)	(1,845)
Share of results of associates and joint ventures (after tax)	18	39	49	35
Profit / (loss) on disposal of business activities	19	34	—	(3)

Loss before taxation		(190)	(950)	(1,813)
Taxation credit	20	230	341	344

Profit / (loss) for the period		40	(609)	(1,469)

Attributable to non-controlling interests		(5)	5	(9)
Attributable to stockholders		45	(614)	(1,460)

Profit / (loss) for the period		40	(609)	(1,469)

Loss per unit of €0.05 ordinary stock (2010: €0.10; 2009: €0.64)	21	(0.7c )	*(21.5c )	*(105.5c )
Diluted loss per unit of €0.05 ordinary stock (2010: €0.10; 2009: €0.64)	21	(0.7c )	*(21.5c )	*(105.5c )

*
Restated to reflect the bonus element of the Rights issue which took place in July 2011 (see note 21)

The notes on pages F-47 to F-182
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Profit / (loss) for the period	40	(609)	(1,469)
Other comprehensive income, net of tax:

Revaluation of property, net of tax	(6)	(15)	(53)

Cash flow hedge reserve
Changes in fair value	(800)	(105)	(419)
Transfer to income statement	1,114	380	501

Net change in cash flow hedge reserve	314	275	82

Available for sale reserve
Changes in fair value	60	(354)	973
Transfer to income statement
—On asset disposal	24	(13)	(49)
—Impairment	19	147	—

Net change in available for sale reserve	103	(220)	924

Net actuarial (loss) / gain on defined benefit pension funds	(117)	391	(74)
Foreign exchange translation gains	180	157	117

Other comprehensive income for the period net of tax	474	588	996

Total comprehensive income for the period net of tax	514	(21)	(473)

Total comprehensive income attributable to equity stockholders	520	(26)	(464)
Total comprehensive income attributable to non-controlling interests	(6)	5	(9)

Total comprehensive income for the period net of tax	514	(21)	(473)

The effect of tax on these items is shown in note 20.

The notes on pages F-47 to F-182
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED BALANCE SHEET

	Note	At 31 December 2011 €m	At 31 December 2010 €m
ASSETS
Cash and balances at central banks	53	8,181	1,014
Items in the course of collection from other banks		443	491
Trading securities	22	6	151
Derivative financial instruments	23	6,362	6,375
Other financial assets at fair value through profit or loss	24	8,914	10,045
Loans and advances to banks	25	8,059	7,458
Available for sale financial assets	26	10,262	15,576
NAMA senior bonds	27	5,016	5,075
Loans and advances to customers	28	99,314	114,457
Assets held for sale to NAMA	29	—	804
Other assets classified as held for sale	30	2,446	119
Interest in associates	32	31	26
Interest in joint ventures	33	245	199
Intangible assets-goodwill	34	—	44
Intangible assets-other	34	393	408
Investment properties	35	1,204	1,304
Property, plant and equipment	36	336	372
Current tax assets		9	125
Deferred tax assets	45	1,381	1,128
Other assets	37	2,270	2,291
Retirement benefit asset	46	8	11

Total assets		154,880	167,473

EQUITY AND LIABILITIES
Deposits from banks	38	31,534	41,075
Customer accounts	39	70,506	65,443
Items in the course of transmission to other banks		271	293
Derivative financial instruments	23	6,018	5,445
Debt securities in issue	40	19,124	28,693
Liabilities to customers under investment contracts	41	4,954	5,271
Insurance contract liabilities	41	7,037	7,188
Other liabilities	43	3,111	3,102
Current tax liabilities		86	139
Provisions	44	38	64
Deferred tax liabilities	45	88	91
Retirement benefit obligations	46	422	435
Subordinated liabilities	42	1,426	2,775
Other liabilities classified as held for sale	30	13	52

Total liabilities		144,628	160,066

EQUITY
Capital stock	48	2,452	1,210
Stock premium account		5,127	3,926
Retained earnings		3,507	3,740
Other reserves		(869)	(1,510)
Own stock held for the benefit of life assurance policyholders		(15)	(15)

Stockholders' equity		10,202	7,351
Non-controlling interests		50	56

Total equity		10,252	7,407

Total equity and liabilities		154,880	167,473

The notes on pages F-47 to F-182
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Capital stock
Balance at the beginning of the year	1,210	699
Issue of ordinary stock (note 49, 50)	1,242	238
Conversion of 2009 Preference Stock (note 50)	—	155
Dividend on 2009 Preference Stock paid in ordinary stock (note 50)	—	118

Balance at the end of the year	2,452	1,210

Stock premium account
Balance at the beginning of the year	3,926	4,092
Premium on issue of ordinary stock (note 49, 50)	1,331	1,409
Transaction costs (note 49, 50)	(114)	(121)
Transferred from retained earnings (note 49)	(16)	(800)
Loss on cancellation of warrants (note 50)	—	(381)
Conversion of 2009 Preference Stock (note 50)	—	(155)
Dividend on 2009 Preference Stock paid in ordinary stock (note 50)	—	(118)

Balance at the end of the year	5,127	3,926

Retained earnings
Balance at the beginning of the year	3,740	3,263
Profit / (loss) for the year attributable to stockholders	45	(614)
Dividends on 2009 Preference Stock and other equity interests paid in cash	(222)	—
Transfer to capital reserve	(2)	(46)
Loss retained	(179)	(660)
Transfer to stock premium account	16	800
Net actuarial (loss) / gain on defined benefit pension schemes	(117)	391
Transfer from share based payment reserve	5	4
Transfer from revaluation reserve	2	—
Repurchase of capital note (note 9)	41	24
Repurchase of treasury stock	(1)	(79)
Other movements	—	(3)

Balance at the end of the year	3,507	3,740

Other Reserves:
Available for sale reserve
Balance at the beginning of the year	(828)	(608)
Net changes in fair value	68	(402)
Deferred tax on reserve movements	(14)	29
Transfer to income statement (pre tax)
—Asset disposal	28	(15)
—Impairment (note 14)	21	168

Balance at the end of the year	(725)	(828)

The notes on pages F-47 to F-182
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Cash flow hedge reserve
Balance at the beginning of the year	(235)	(510)
Changes in fair value	(1,034)	(205)
Transferred to income statement (pre tax)
—Net interest income (note 3)	154	411
—Net trading income (foreign exchange)	1,226	109
Deferred tax on reserve movements	(32)	(40)

Balance at the end of the year	79	(235)

Foreign exchange reserve
Balance at the beginning of the year	(1,042)	(1,199)
Exchange adjustments during the year	180	157

Balance at the end of the year	(862)	(1,042)

Capital reserve
Balance at the beginning of the year	508	462
Transfer from retained earnings	2	46

Balance at the end of the year	510	508

Share based payment reserve
Balance at the beginning of the year	12	22
Credit to the income statement	—	(6)
Transfer to retained earnings	(5)	(4)

Balance at the end of the year	7	12

Revaluation reserve
Balance at the beginning of the year	14	29
Revaluation of property	(8)	(18)
Deferred tax on revaluation of property	2	3
Transfer to retained earnings	(2)	—

Balance at the end of the year	6	14

US$150 million capital note
Balance at the beginning of the year	61	114
Repurchase of capital note (note 9, 49)	(61)	(53)

Balance at the end of the year	—	61

Capital contribution
Balance at the beginning of the year	—	—
Contribution during the year (note 42)	116	—

Balance at the end of the year	116	—

The notes on pages F-47 to F-182
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Core and secondary tranche warrants
Balance at the beginning of the year	—	110
Cancellation of warrants	—	(110)

Balance at the end of the year	—	—

Total other reserves	(869)	(1,510)

Own stock held for the benefit of life assurance policyholders
Balance at the beginning of the year	(15)	(87)
Changes in value and amount of stock held	—	72

Balance at the end of the year	(15)	(15)

Total stockholders' equity excluding non-controlling interests	10,202	7,351

Non-controlling interests
Balance at the beginning of the year	56	50
Share of net (profit) / loss	(5)	5
Other movements	(1)	1

Balance at the end of the year	50	56

Total equity	10,252	7,407

Total comprehensive income included within the above:
Total comprehensive income attributable to equity stockholders	520	(26)
Total comprehensive income attributable to non-controlling interests	(6)	5

Total comprehensive income for the year net of tax	514	(21)

The notes on pages F-47 to F-182
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED CASH FLOW STATEMENT

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Cash flows from operating activities
Loss before taxation	(190)	(950)	(1,813)
Share of results of associates and joint ventures	(39)	(49)	(35)
(Profit) / loss on disposal of business activities	(34)	(15)	3
Depreciation and amortisation	136	147	107
Impairment charges on financial assets (excluding assets sold to NAMA)	1,960	2,027	2,335
Impairment charges assets sold to NAMA	44	257	1,722
(Gain) / loss on sale of assets to NAMA including associated costs	(33)	2,241	—
Loss on deleveraging of financial assets	565	—	—
Decline in value of property below cost	15	10	6
Revaluation of investment property	10	(49)	98
Interest expense on subordinated liabilities and other capital instruments	171	312	163
Charge for retirement benefit obligation	88	174	149
Impact of amendments to defined benefit pension schemes	(2)	(733)	—
Gain on subordinated liability management exercises	(1,789)	(1,402)	(1,037)
(Gains) / Charges arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss'	(56)	(360)	6
Other non-cash items	45	144	(86)

Cash flows from operating activities before changes in operating assets and liabilities	891	1,754	1,618

Net change in items in the course of collection from other banks	30	8	78
Net change in trading securities	145	252	(278)
Net change in derivative financial instruments	1,021	(768)	1,106
Net change in other financial assets at fair value through profit or loss	1,124	(273)	(2,062)
Net change in loans and advances to banks	148	(258)	3,901
Net change in loans and advances to customers	4,938	6,288	3,474
Net change in other assets	252	(20)	81
Net change in deposits from banks	(9,556)	23,143	(10,813)
Net change in customer accounts	4,272	(20,355)	566
Net change in debt securities in issue	(8,478)	(15,721)	(1,521)
Net change in liabilities to customers under investment contracts	(317)	226	966
Net change in insurance contract liabilities	(151)	589	1,024
Net change in other liabilities	(105)	(275)	(192)
Effect of exchange translation and other adjustments	(757)	(616)	(1,823)

Net cash flow from operating assets and liabilities	(7,434)	(7,780)	(5,493)

The notes on pages F-47 to F-182
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED CASH FLOW STATEMENT (Continued)

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Net cash flow from operating activities before taxation	(6,543)	(6,026)	(3,875)
Taxation refunded	22	2	45

Net cash flow from operating activities	(6,521)	(6,024)	(3,830)
Investing activities (section a)	12,750	5,230	6,778
Financing activities (section b)	1,334	(558)	(838)

Net change in cash and cash equivalents	7,563	(1,352)	2,110
Opening cash and cash equivalents	8,135	9,187	7,259
Effect of exchange translation adjustments	74	300	(182)

Closing cash and cash equivalents (note 53)	15,772	8,135	9,187

(a) Investing activities
Additions to available for sale financial assets	(21,532)	(8,106)	(8,587)
Disposal of available for sale financial assets	27,160	13,375	15,389
Additions to property, plant and equipment	(31)	(41)	(11)
Disposal of property, plant and equipment	5	8	4
Additions to intangible assets	(72)	(50)	(47)
Disposal of investment property	30	7	33
Dividends received from joint ventures	52	35	—
Net change in interest in associates	(6)	2	(3)
Net proceeds from disposal of loan portfolios	6,996	—	—
Net proceeds from disposal of business activities	148	—	—

Cash flows from investing activities	12,750	5,230	6,778

(b) Financing activities
Net proceeds from Rights Issue and institutional placing(1)	1,794	908	—
Net proceeds from Contingent Capital note	985	—	—
Dividends on other equity interests paid	(222)	—	(4)
Interest paid on subordinated liabilities	(240)	(218)	(144)
Consideration paid in respect of liability management exercises	(983)	—	—
Redemption of subordinated liabilities	—	(750)	(683)
Cancellation of warrants	—	(491)	—
Buyback of treasury stock	—	(7)	(7)

Cash flows from financing activities	1,334	(558)	(838)

(1)
The institutional placing took place during the year ended 31 December 2010.

The notes on pages F-47 to F-182
form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

INDEX TO ACCOUNTING POLICIES

BANK OF IRELAND GROUP

ACCOUNTING POLICIES

The following are Bank of Ireland Group's principal accounting policies.

Basis of preparation

The financial statements comprise the Consolidated income statement, the Consolidated statement of other comprehensive income the Consolidated balance sheet, the Consolidated statement of changes in equity, the Consolidated cash flow statement, the Group accounting policies and the notes to the Consolidated financial statements. The notes include the information contained in those parts of the Risk Management Report in Item 11 'Quantitative and Qualitative Disclosures about Market Risk' that are described as being an integral part of the financial statements.

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

The preparation of the financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. A description of the critical estimates and judgements is set out on pages F-41 to F-44.

References to 'the State' throughout this document should be taken to refer to the Republic of Ireland, its Government and, where and if relevant, Government departments, agencies and local Government bodies.

Going concern

The time period that the Directors have considered in evaluating the appropriateness of the going concern basis in preparing the financial statements for the year ended 31 December 2011 is a period of twelve months from the balance sheet date (the period of assessment).

In making this assessment, the Directors considered the Group's business, profitability forecasts, funding and capital plans, including under base and stress scenarios, together with a range of factors such as the outlook for the Irish economy taking account of the impact of fiscal realignment measures, the impact of the EU / IMF Programme, the availability of collateral to access the Eurosystem, together with the possible impacts of the eurozone sovereign debt crisis, and in particular the Directors have focused on the matters set out below:

Context

The deterioration of the Irish economy throughout 2010, culminating in the Programme for the Recovery of the Banking System announced by the Irish Government on 28 November 2010 (the 'EU / IMF programme'), adversely impacted the Group's financial condition and performance and poses ongoing challenges.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

During 2010, the Group experienced a significant outflow of ratings sensitive customer deposits following a number of downgrades to the credit ratings of the Irish Sovereign and of the Group and the withdrawal of the Irish Sovereign from the funding markets. Since that time, the Group has had limited access to market sources of wholesale funding and as a result the Group became dependent on secured funding from the European Central Bank (ECB) and exceptional liquidity assistance from the Central Bank of Ireland (Central Bank). These challenges also caused the Group to notify the Central Bank of temporary breaches of regulatory liquidity requirements in January 2011, April 2011, June 2011 and September 2011. All breaches were subsequently remediated.

The Group does not currently have access to unsecured term wholesale funding markets and it is expected that the Group will continue to be dependent on Monetary Authorities for funding during the period of assessment. This poses a liquidity risk for the Group which the Directors addressed in detail as part of the going concern assessment.

The EU / IMF programme provided for a fundamental downsizing and reorganisation of the banking sector so that it was proportionate to the size of the economy. The EU / IMF programme envisaged that the banking sector would be capitalised to the highest international standards, and in a position to return to normal market sources of funding. As a result, the Group had to generate additional capital to meet these requirements.

Concerns regarding the European sovereign debt crisis intensified during 2011 which resulted in renewed instability in financial markets adversely impacting market sentiment and restricting access to wholesale funding markets for certain sovereigns and financial institutions across Europe. These concerns prompted a series of strong policy responses from European governments and institutions including the ECB. However, political and economic risks remain.

On 21 July 2011, a formal Statement by the Heads of State or Government of the euro area and EU institutions reaffirmed their commitment to the euro and to do whatever was needed to ensure the financial stability of the euro area as a whole and its Member States. This Statement ultimately led to the decision by the ECB to actively implement its Securities Markets Programme.

The Statement also included a number of announcements that were positive for Ireland including a reduction in the interest rates on loans under the EU / IMF Programme and an extension to the maturity date of these loans. It also noted the commitment of the Heads of State or Government of the euro area and the EU institutions to the success of the EU / IMF Programme and critically it confirmed their determination to provide support to countries under such programmes until they have regained market access, provided they successfully implement those programmes.

Following their most recent quarterly review under the EU / IMF Programme in January 2012 the IMF stated that the programme implementation remains strong, that the substantial fiscal consolidation targeted for 2011 had been achieved with a margin and that major progress was made in strengthening and downsizing the banking system in 2011.

Irish sovereign bond yields have tightened significantly since July 2011.

Amid rising tensions, a package of measures to restore confidence and address the tensions in financial markets was also agreed by the European Council and euro area Heads of State or Government on 9 December 2011. These measures included a new fiscal compact and the strengthening of stabilisation tools for the euro area, including a more effective European Financial Stability Facility (EFSF), the bringing forward of the implementation of the European Stability Mechanism (ESM) and a solution for the unique challenges faced by Greece.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Within the above context, the Group has achieved a number of significant milestones in the past twelve months, most notably generating the additional capital required under the 2011 Prudential Capital Assessment Review (2011 PCAR) and meeting its 2011 deleveraging targets.

Capital

As part of the EU / IMF programme, the Central Bank undertook the 2011 PCAR incorporating a Prudential Liquidity Assessment Review (2011 PLAR) and the results were announced on 31 March 2011.

The 2011 PCAR is a stress test of the capital resources of the bank. The resultant capital requirements are derived from the results of BlackRock's independent assessment of forecast loan losses through to the end of 2013, the outputs from the Group's deleveraging plans under the 2011 PLAR (including the phased sales of certain non-core assets) and the estimated income and expenditure items based on conservative, Central Bank specified, economic and other factors together with prudent additional regulatory buffers. The process was conducted in close consultation with the staff of the EC, ECB and the IMF, who reviewed the methodology utilised.

As a result the Central Bank assessed that the Group needed to generate an additional €4.2 billion (including a prudent regulatory buffer of €0.5 billion) of equity capital. In addition, €1.0 billion of Contingent Capital was required via the issue of a debt instrument which, under certain circumstances, would convert to equity capital.

The Group successfully generated all of the required equity capital of €4.2 billion by 31 December 2011 and in July 2011, the Group issued a €1 billion debt instrument to the Irish Government which under certain circumstances will convert to equity capital.

The Group separately passed the EBA stress test in July 2011 and the EBA capital exercise (incorporating a capital buffer against sovereign exposures) in December 2011 without any requirement for further additional capital.

The Directors believe this satisfactorily addresses the capital risk.

Liquidity and funding

The 2011 PLAR established funding targets in order to reduce the leverage of the Group, reduce its reliance on short-term, largely ECB and Central Bank funding, and ensure convergence to Basel III liquidity standards over time.

As a consequence the Group is required to achieve a target loan to deposit ratio of 122.5% by December 2013. An objective of the Central Bank in the 2011 PLAR was to ensure that the required improvement in banks' loan to deposit ratios would be by way of deleveraging i.e. the reduction of loans through the disposal and run-down of non-core portfolios.

The successful implementation of the deleveraging plan is expected to reinforce the benefits of higher capital and help the Group to regain access to market sources of financing.

During 2011, the Group announced divestments totalling €8.6 billion representing 86% of the required three year (2011 - 2013) target of €10 billion. The proceeds in respect of €7.6 billion of divestments were settled by 31 December 2011. €0.9 billion of the remaining €1 billion in assets announced has been completed and derecognised since 31 December 2011 with the remaining €0.1 billion expected to settle in the coming months.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

During 2011, the Group increased its customer deposits by €5.1 billion from €65.4 billion at 31 December 2010 to €70.5 billion at 31 December 2011. The Group's loan-to-deposit ratio at 31 December 2011 was 144% representing a reduction of 31 percentage points from the level of 175% at 31 December 2010.

The impact of the above, together with the €4.2 billion of secured term wholesale funding transactions executed during 2011, allowed the Group to reduce its net drawings from Monetary Authorities by €9 billion from €31 billion at 31 December 2010 to €22 billion at 31 December 2011 consisting of secured funding from the ECB of €22 billion (net) (31 December 2010: €23 billion (net)) and exceptional liquidity assistance from the Central Bank of €nil (31 December 2010: €8 billion).

The Group's term wholesale funding profile was improved further through its participation in the three year ECB Long Term Refinancing Operation ('LTRO') in December 2011 when the Group converted €7.5 billion of shorter term ECB funding into the three year facility. In March 2012, the Group participated in the second ECB three year LTRO when it converted c. €4.8 billion of mainly shorter term funding to three year funding with a maturity of February 2015.

It is expected that the Group will continue to be dependent on Monetary Authorities for funding during the period of assessment.

Continued access to Eurosystem refinancing requires that the Group is solvent. The additional €4.2 billion of equity capital and €1.0 billion of Contingent Capital has substantially strengthened the Group and given it a sound capital base, particularly given the conservative nature of the assumptions and methodologies that were used in the 2011 PCAR process. Following the announcement on 31 March 2011 that the Irish banks would generate the 2011 PCAR capital, the ECB confirmed that the Eurosystem would continue to provide liquidity to banks in Ireland and hence the Group.

In addition, in the context of its assessment of going concern, the Group discussed the relevant public announcements from the ECB, the EC and the IMF and the Minister for Finance (together 'the announcements') with the Central Bank and the Department of Finance (together 'the State authorities') and it sought assurance on the continued availability of required liquidity from the Eurosystem during the period of assessment. The Directors are satisfied, based on the announcements and the clarity of confirmations received from the State authorities, that, in all reasonable circumstances, the required liquidity and funding from the ECB and the Central Bank will be available to the Group during the period of assessment.

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

Adoption of new accounting standards

The following standards and amendments to standards have been adopted by the Group during the year ended 31 December 2011:

IAS 32 (Amendment)—'Classification of Rights Issues'    The amendment addresses the accounting for Rights Issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such Rights Issues are now classified as equity regardless of the currency in which the exercise price is denominated. Previously such issues had to be accounted for as derivative liabilities. The adoption of this amendment has had no impact on the financial statements.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

IAS 24 (Amendment)—'Related Party Disclosures'    The amendment clarifies and simplifies the definition of a related party and removes the requirement on entities for whom the Government is a related party to disclose details of all transactions with the government and other government-related entities. The Group had early adopted the partial exemption for government-related entities in the year ended 31 December 2010 and adopted the rest of the amendment in the year ended 31 December 2011.

IFRIC 14 (Amendment)—'Prepayments of a Minimum Funding Requirement'    The amendment removes an unintended consequence of IFRIC 14 related to voluntary pension prepayments when there is a minimum funding requirement. The adoption of this amendment has no impact on the financial statements.

IFRIC 19—'Extinguishing Financial Liabilities with Equity Instruments'    The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability (debt for equity swap). IFRIC 19 requires a gain or loss to be recognised in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. There is no impact on the Group as the clarification is consistent with the Group's existing accounting policy.

Improvements to IFRSs 2010    The 'Improvements to IFRSs 2010' standard amends 6 standards and 1 interpretation based on the exposure draft issued in August 2009. The improvements include changes in presentation, recognition and measurement as well as terminology and editorial changes. The changes have not had a material impact on the Group.

Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at 31 December 2011 and which have not yet been adopted by the Group are set out on pages F-38 to F-40.

Comparatives

Comparative figures have been adjusted where necessary, to conform with changes in presentation or where additional analysis has been provided in the current period. The analysis of the impairment charge for the year ended 31 December 2010 and the nine month period ended 31 December 2009 between loans and advances to customers and assets held for sale to NAMA has been re-presented on the basis of the loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010 to enhance comparability with no change to the total impairment charge.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. The excess of the consideration transferred the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. In addition, foreign exchange gains and losses which arise on the retranslation to functional currency of intercompany monetary assets and liabilities are not eliminated.

Even if there is no shareholder relationship, SPEs are consolidated in accordance with SIC 12, if the Group controls them from an economic perspective. SPEs are consolidated when the substance of the relationship between the Group and that entity indicates control. Potential indicators of control include, amongst others, an assessment of the Group's exposure to the risks and benefits of the SPE. Whenever there is a change in the substance of the relationship between the Group and the SPE, the Group performs a reassessment of consolidation. Indicators for a reassessment of consolidation can include changes in ownership of the SPE, changes in contractual arrangements and changes in the financing structure.

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

Investments in associates and joint ventures are accounted for by the equity method of accounting and are initially recognised at cost. Under this method, the Group's share of the post-acquisition profits or losses in associates and joint ventures is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate or joint venture equals or exceeds its interest in the associate or joint venture the Group does not recognise further losses unless it has incurred obligations or made payments on behalf of the associate or joint venture.

The Group utilises the venture capital exemption for investments where significant influence is present and the business operates as a venture capital business. These investments are designated at initial recognition at fair value through profit or loss.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

(3)  Non-controlling Interests

Transactions with non-controlling interests where the Group has control over the entity are accounted for using the Economic entity model. This accounting model requires that any surplus or deficit, that arises on any transaction(s) with non-controlling interests to dispose of or to acquire additional interests in the entity, are settled through equity.

(4)  Securitisations

Certain Group undertakings have entered into securitisation transactions in order to finance specific loans and advances to customers. All financial assets continue to be held on the Group balance sheet, and a liability recognised for the proceeds of the funding transaction, unless:

•
the rights to the cash flows have expired or been transferred;

•
substantially all the risks and rewards associated with the financial instruments have been transferred outside the Group, in which case the assets are derecognised in full; or

•
a significant portion, but not all, of the risks and rewards have been transferred outside the Group. In this case the asset is derecognised entirely if the transferee has the ability to sell the financial asset. Otherwise the asset continues to be recognised only to the extent of the Group's continuing involvement.

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

Accordingly the Bank has applied the guidance as set out in FRS 6 'Acquisitions and Mergers' as issued by the Accounting Standards Board. Where the transactions meet the definition of a group reconstruction or achieves a similar result, predecessor accounting is applied. The assets and liabilities of the business transferred are measured in the acquiring entity upon initial recognition at their existing book value in the Group, as measured under IFRS. The Bank incorporates the results of the acquired businesses only from the date on which the business combination occurs.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Foreign currency translation

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements of the Group are presented in euro.

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

The principal rates of exchange used in the preparation of the financial statements are as follows:

	31 December 2011		31 December 2010
	Average	Closing	Average	Closing
€ / US$	1.3920	1.2939	1.3258	1.3362
€ / Stg£	0.8679	0.8353	0.8579	0.8607

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

Once a financial asset or group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purposes of measuring the impairment loss. Where the Group revises its estimates of payments or receipts on a financial instrument measured at amortised cost, the carrying amount of the financial instrument (or group of financial instruments) is adjusted to reflect actual and revised estimate cash flows. The Group recalculates the carrying amount by computing the present value of estimated future cash flows at the financial instrument's original effective interest rate. The adjustment is recognised in profit or loss as income or expense.

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

Operating loss / profit

Operating loss / profit includes the Group's earnings from ongoing activities after impairment charges, gain / (loss) on sale of assets to NAMA and loss on deleveraging of financial assets, and before share of profit or loss on associates and joint ventures (after tax) and gain / loss on disposal of business activities.

Leases

(1)  A Group company is the lessee

The total payments made under operating leases are charged to the income statement on a straight line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments.

The corresponding rental obligations, net of finance charges, are included in long term payables. The interest element of the finance costs is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

Financial assets

(1)  Classification, Recognition and Measurement

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables and available for sale financial assets. The Group determines the classification of its financial assets at initial recognition.

At 31 December 2010, financial assets that the Group expected would be transferred to NAMA were classified as assets held for sale to NAMA (refer to accounting policy on page F-30).

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

(c)  Available for sale

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

The Group designates certain financial liabilities at fair value through profit or loss as set out in note 51 to the financial statements. Financial liabilities are derecognised when they are extinguished, that is when the obligation is discharged, cancelled or expires.

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

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price in an arm's length transaction, unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique which primarily uses observable market inputs. When such evidence exists, the initial valuation of the instrument may result in the Group recognising a profit on initial recognition. In the absence of such evidence, the instrument is initially valued at the transaction price. Any day one profit is deferred and recognised in the income statement to the extent that it arises from a change in a factor that market participants would consider in setting a price. Straight line amortisation is used where it approximates to the amount. Subsequent changes in fair value are recognised immediately in the income statement without the reversal of deferred day one profits or losses.

Where a transaction price in an arm's length transaction is not available, the fair value of the instrument at initial recognition is measured using a valuation technique.

For liabilities designated at fair value through profit or loss, the fair values reflect changes in the Group's own credit spread.

The fair values of the Group's financial assets and liabilities are disclosed within note 52 together with a description of the valuation technique used for each asset or liability category. For assets or liabilities recognised at fair value on the balance sheet, a description is given of any inputs into valuation models that have the potential to significantly impact the fair value, together with an estimate of the impact of using reasonably possible alternative assumptions.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

Due to the materiality of the gains on liability management exercises (detailed in note 9), those gains have been disclosed as a separate line item within the income statement, rather than included within net trading income.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

(v)
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

If there is objective evidence that an impairment loss on loans and advances has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient the Group may measure impairment on the basis of an instrument's fair value using an observable market price.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

The Risk Management Report on pages 247 to 253 contains further detail on loan loss provisioning methodology.

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

All other property, plant and equipment, including freehold and leasehold adaptations, are stated at historical cost less accumulated depreciation. Cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or are recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial year in which they are incurred.

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

Depreciation is calculated on the straight line method to write down the carrying value of other items of property, plant and equipment to their residual values over their estimated useful lives as follows:

•
Adaptation works on freehold and leasehold property—Fifteen years, or the remaining period of the lease

•
Computer and other equipment—Maximum of ten years

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

Intangible assets

(a)  Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates or joint ventures is included in 'investments in associates' and 'investments in joint ventures' as appropriate. The carrying amount of goodwill in the Irish GAAP balance sheet as at 31 March 2004 has been broughtforward without adjustment on transition to IFRS.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

(c)  Other intangible assets

Other intangible assets are carried at cost less amortisation and impairment, if any and, are amortised on a straight line basis over their useful lives which range from five years to twenty years and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset's carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount. The estimated recoverable amount is the higher of the asset's fair value less costs to sell or its value in use.

Assets and liabilities held for sale to NAMA

At 31 December 2010, assets and liabilities that the Group expected to transfer to NAMA within twelve months of that reporting date, all of which were financial assets and liabilities, were classified as assets and liabilities held for sale to NAMA.

These assets and liabilities were measured in accordance with the Group's accounting policies for measurement of financial assets and financial liabilities respectively, set out on pages F-22 and F-23. Loans and advances which were held for sale to NAMA were measured at amortised cost less any incurred impairment losses, which were calculated in accordance with the Group's accounting policy on impairment of financial assets, set out on pages F-27 and F-28. Derivatives held for sale to NAMA were measured at fair value through profit or loss.

The assets and liabilities were derecognised when substantially all of the risks and rewards transferred to NAMA, which was the date when ownership of or the beneficial interest in the assets had legally transferred to NAMA. This occurred on a phased basis when ownership of each tranche transferred. Until

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

the date of derecognition, interest income on the assets continued to be recognised using the effective interest method.

On the derecognition date, a gain or loss was recognised, measured as the difference between the fair value of the consideration received and the balance sheet value of the assets transferred, less transaction costs and any provision for the ongoing cost of servicing these assets on behalf of NAMA. The consideration received was measured at fair value at initial recognition.

Other assets and liabilities classified as held for sale

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

The measurement of financial assets or financial liabilities which are classified as held for sale is not impacted by that classification, and they continue to be measured in accordance with the Group's accounting policies for measurement of financial assets and financial liabilities respectively, set out on pages F-22 and F-23.

When an asset (or disposal group) is classified as held for sale, amounts presented in the balance sheet for the prior period are not reclassified.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Employee benefits

(a)  Pension obligations

The Group companies operate various pension schemes. The schemes are funded and the assets of the schemes are held in separate trustee administered funds. The Group has both defined contribution and defined benefit plans. A defined benefit plan is a pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees' benefits relating to employee service in the current and prior periods.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

Tax provisions are provided on a transaction by transaction basis using a best estimate approach.

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

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised and by reference to the expiry dates (if any) of the relevant unused tax losses or tax credits. Deferred tax assets and liabilities are not discounted.

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

(c)  Investment tax credits

Investment tax credits are not recognised until there is reasonable assurance that: (a) the Group has complied with the conditions attaching to them; and (b) the credits will be received. They are recognised in profit or loss on a systematic basis over the periods in which the Group recognises as expenses the related costs for which the credits are intended. Investment tax credits related to assets are presented in the balance sheet by deducting the grant in arriving at the carrying amount of the asset.

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

(2)  Dividends on ordinary stock and preference stock

Dividends on ordinary stock and preference stock are recognised in equity in the period in which they are approved by the Bank's stockholders or the Court of Directors, as appropriate.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

(8)  Cash flow hedge reserve

The cash flow hedge reserve represents the cumulative changes in fair value, excluding any ineffectiveness, of cash flow hedging derivatives. These are transferred to the income statement when the hedged transactions impact the Group's profit or loss.

(9)  Capital Contribution

Where a financial instrument is issued by the Group to a party acting in its capacity as a stockholder, a portion of the proceeds received, equal to the initial fair value of the financial instrument, is considered to be consideration for the issuance of the financial instrument, with any amount received in excess of this considered to be a capital contribution from the stockholder, and credited directly to this reserve.

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

The Group recognises an asset for deferred acquisition costs relating to investment contracts. Upfront fees received for investment management services are deferred. These amounts are amortised over the period of the contract.

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

Premiums and claims

Premiums receivable in respect of non unit linked insurance contracts are recognised as revenue when due from policyholders. Premiums received in respect of unit linked insurance contracts are recognised in the same year in which the related policyholder liabilities are created. Claims are recorded as an expense when they are incurred.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

The Group obtains collateral in respect of customer liabilities where this is considered appropriate. The collateral normally takes the form of a lien over the customers' assets and gives the Group a claim on these assets for both existing and future liabilities. The collateral is, in general, not recorded on the Group balance sheet.

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

Financial guarantees

Financial guarantees are given to banks, financial institutions and other bodies on behalf of customers to secure loans, overdrafts and other banking facilities (facility guarantees), and to other parties in connection with the performance of customers under obligations related to contracts, advance payments made by other parties, tenders, retentions and the payment of import duties. Financial guarantees are initially recognised in the financial statements at fair value on the date that the guarantee is given. Subsequent to initial recognition, the Group's liabilities under such guarantees are measured at the higher of the initial measurement, less amortization calculated to recognise in the income statement the fee income earned over the period, and the best estimate of the expenditure required to settle any financial obligation arising as a result of the guarantees at the balance sheet date.

Any increase in the liability relating to guarantees is taken to the income statement and recognised on the balance sheet within provisions for undrawn contractually committed facilities and guarantees.

Operating segments

The segment analysis of the Group's results and financial position is set out in note 2. The Group has identified five reportable operating segments, which are as follows: Retail Ireland, Bank of Ireland Life, Retail UK, Corporate and Treasury and Group Centre.

These segments have been identified on the basis that the chief operating decision maker uses information based on these segments to make decisions about assessing performance and allocating resources. The analysis of results by operating segment is based on management accounts information.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Impact of new accounting standards

The following standards, interpretations and amendments to standards will be relevant to the Group but were not effective at 31 December 2011 and have not been applied in preparing these financial statements. The Group's initial view of the impact of these accounting changes is outlined below.

Pronouncement	Nature of change	Effective date	Impact
Amendment to IFRS 7 'Disclosures—Transfer of financial assets'	The amendment addresses disclosures required to help users of financial statements evaluate the risk exposures relating to transfers of financial assets and the effect of those risks on an entity's financial position. The amendment is still subject to EU endorsement.	Financial periods beginning on or after 1 July 2011	Not significant

Amendment to IAS 12 'Income Taxes'
	The amendment introduces an exception to the existing principle for the measurement of the deferred tax asset or liabilities arising on investment property measured at fair value. The amendment is still subject to EU endorsement.	Financial periods beginning on or after 1 January 2012	Not significant

IAS 1, 'Presentation of financial statements'
	The amendments to IAS 1, 'Presentation of Financial Statements' require companies to group together items within other comprehensive income (OCI) that may be reclassified to the income statement. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two separate statements. The amendments are still subject to EU endorsement.	Financial periods beginning on or after 1 July 2012	Not significant

IAS 19, 'Employee benefits'
	The amended standard eliminates the option for deferred recognition of all changes in the present value of the defined benefit obligation and in the fair value of plan assets (including the corridor approach, which is not applied by the Group). In addition, the amended standard requires a net interest approach, which will replace the expected return on plan assets, and will enhance the disclosure requirements for defined benefit plans. The amended standard is still subject to EU endorsement.	Financial periods beginning on or after 1 January 2013	The Group is assessing the impact of adopting the amended IAS 19.

IFRS 10, 'Consolidated Financial Statements'
	This standard replaces IAS 27, 'Consolidated and Separate Financial Statements' and SIC-12, 'Consolidation—Special Purpose Entities'. It establishes a single control model that applies to all entities, including those that were previously considered special purpose entities under SIC-12. An investor controls an investee when it is exposed, or has rights, to variable returns from the investee, and has the ability to affect those returns through its power over the investee. The assessment of control is based on all facts and circumstances and the conclusion is reassessed if there is an indication that there are changes in facts and circumstances. The new standard is still subject to EU endorsement.	Financial periods beginning on or after 1 January 2013	The Group is assessing the impact of adopting IFRS 10.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Pronouncement	Nature of change	Effective date	Impact
IFRS 11, 'Joint arrangements'	IFRS 11 supersedes IAS 31, 'Interests in Joint Ventures' and SIC-13, 'Jointly-controlled Entities—Nonmonetary Contributions by Venturers'. IFRS 11 classifies joint arrangements as either joint operations or joint ventures and focuses on the nature of the rights and obligations of the arrangement. IFRS 11 requires the use of the equity method of accounting for joint arrangements by eliminating the option to use the proportionate consolidation method, which is not applied by the Group. The new standard is still subject to EU endorsement.	Accounting periods starting on or after 1 January 2013	The Group is assessing the impact of adopting IFRS 11

IFRS 12, 'Disclosures of Interests in Other Entities'
	IFRS 12 establishes the provision of information on the nature, associated risks, and financial effects of interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities, as disclosure objectives. IFRS 12 requires more comprehensive disclosure, and specifies minimum disclosures that an entity must provide to meet the disclosure objectives. The new standard is still subject to EU endorsement.	Accounting periods starting on or after 1 January 2013.	The Group is assessing the impact of adopting IFRS 12.

IFRS 13, 'Fair Value Measurement'
	In May 2011, the IASB issued IFRS 13, 'Fair Value Measurement' which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS and introduces more comprehensive disclosure requirements on fair value measurement. The new standard is still subject to EU endorsement.	Accounting periods starting on or after 1 January 2013	The Group is assessing the impact of adopting IFRS 13.

IAS 27 (revised), 'Separate Financial Statements'
	IAS 27 (revised) includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. The revised standard is still subject to EU endorsement.	Accounting periods starting on or after 1 January 2013	The Group is assessing the impact of adopting IAS 27 (revised).

IAS 28 (revised), 'Investments in Associates and Joint Ventures'	IAS 28 (revised) includes the requirements for joint ventures, as well as associates to be equity accounted following the issue of IFRS 11. The revised standard is still subject to EU endorsement.	Accounting periods starting on or after 1 January 2013	The Group is assessing the impact of adopting IAS 28 (revised).

Amendments to IAS 32 and IFRS 7 'Financial Instruments' on Asset and Liability Offsetting
	These amendments are to the application guidance in IAS 32, 'Financial Instruments: Presentation', that clarify some of the requirement for offsetting financial assets and financial liabilities on the balance sheet. The IASB has also published an amendment to IFRS 7, 'Financial Instruments: Disclosures'. These new disclosures are intended to facilitate comparison between those entities that prepare IFRS financial statements to those that prepare financial statements in accordance with US GAAP. The revised standards are still subject to EU endorsement.	IFRS 7: Accounting periods starting on or after 1 January 2013 IAS 32: Accounting periods starting on or after 1 January 2014	The Group is assessing the impact of adopting the amendments to IAS 32 and IFRS 7.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Pronouncement	Nature of change	Effective date	Impact
IFRS 9, 'Financial instruments'

IFRS 9 is the standard which will replace IAS 39, 'Financial instruments: recognition and measurement'. The first stage of IFRS 9 dealt with the classification and measurement of financial assets and was issued in November 2009. An addition to IFRS 9 dealing with financial liabilities was issued in October 2010. The main changes from IAS 39 and the new concepts in IFRS 9 are summarised as follows:

•

The multiple classification model for financial assets in IAS 39 is replaced with a single model that has only two classification categories: amortised cost and fair value;

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

The new standard is still subject to EU endorsement.

		Financial periods beginning on or after 1 January 2015	The Group is assessing the impact of adopting IFRS 9. The impact of IFRS 9 may change as a consequence of further developments resulting from the IASB's ongoing financial instruments project.

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

(a)   Impairment charges on financial assets

The Group reviews its loan portfolios for impairment on an ongoing basis. The Group first assesses whether objective evidence of impairment exists. This assessment is performed individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. Impairment provisions are also recognised for losses not specifically identified but which, experience and observable data indicate, are present in the portfolio at the date of assessment.

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

A key judgemental area is in relation to Residential mortgages. This loan portfolio has been significantly affected in the current economic climate, as values of security have considerably reduced, particularly in Ireland, and there are very low levels of activity in the sector. Residential mortgage loans before impairment provisions at 31 December 2011 amounted to €57 billion (31 December 2010: €60 billion), against which were held provisions for impairment of €1.2 billion (31 December 2010: €0.7 billion). At 31 December 2011, the assumption adopted by the Group in respect of the expected average decline in the value of Irish residential properties was 55% from their peak in 2007. A 5% decline in average values beyond this assumed level would give rise to additional impairment provisions of c.€125 million to €150 million.

A further important judgemental area is in relation to the level of impairment provisions for Property and construction loans and advances. The loans in this portfolio have been similarly affected by the current economic climate. Property and construction loan before impairment provisions at 31 December 2011 amounted to €20.6 billion (31 December 2010: €24.4 billion), against which were held provisions for impairment of €3.2 billion (31 December 2010: €2.5 billion).

The estimation of impairment charges is subject to uncertainty, which has increased in the current economic environment, and is highly sensitive to factors such as the level of economic activity, unemployment rates, bankruptcy trends, property price trends and interest rates. The assumptions

BANK OF IRELAND GROUP

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

underlying this judgement are highly subjective. The methodology and the assumptions used in calculating impairment charges are reviewed regularly in the light of differences between loss estimates and actual loss experience.

The detailed methodologies, areas of estimation and judgement applied in the calculation of the Group's impairment charge on financial assets are set out in the Risk Management Report on pages 247 to 253.

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

At 31 December 2011, the Group had a net deferred tax asset of €1,293 million (31 December 2010: €1,037 million), of which €1,195 million (31 December 2010: €898 million) related to incurred trading losses. See note 45.

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

To the extent that the recognition of a deferred tax asset is dependent on sufficient future profitability, a degree of estimation and the use of assumptions are required. The Group's judgement takes into consideration the impact of both positive and negative evidence, including historical financial performance, projections of future taxable income, the impact of tax legislation and future reversals of existing taxable temporary differences.

The most significant judgement relates to the Group's assessment of the recoverability of the portion of the deferred tax asset relating to trading losses. Under current Irish and UK tax legislation, there is no time restriction on the utilisation of these losses. There is however, a restriction on the utilisation of Irish tax losses carried forward by a financial institution participating in NAMA. This significantly lengthens the period over which the deferred tax asset will reverse by restricting by 50% the amount of profits against which the carried forward trading losses can be utilised. The balance continues to be available for indefinite carry forward and there is no time limit on the utilisation of these losses.

Based on its projection of future taxable income, the Group has concluded that it is probable that sufficient taxable profits will be generated to recover this deferred tax asset, and it has been recognised in full.

(c)   Fair value of financial instruments

The Group measures certain of its financial instruments at fair value on the balance sheet. This includes trading securities, other financial assets and liabilities at fair value through profit or loss, all derivatives and available for sale financial assets. The fair values of financial instruments are determined by reference to observable market prices where available and where an active market exists.

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

BANK OF IRELAND GROUP

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

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

The most significant area of judgement is in relation to certain financial assets and liabilities classified within level 3 of the 3-level fair value hierarchy. Further details are set out in note 52.

Liabilities classified within level 3 comprise certain debt securities in issue, certain customer deposits and certain subordinated liabilities which together have a fair value of €495 million (31 December 2010: €670 million) which are measured at fair value through profit or loss, and the fair value of which is based on valuation techniques incorporating significant unobservable market data. The key judgement relates to the Group's credit spread. The Group estimates this spread by reference to recent transactions in the same instrument or in similar instruments issued by the Group. In addition the Group considers the credit spread applicable to Irish Government bonds. A 1% increase / (decrease) in the estimated credit spread at 31 December 2011 would result in a decrease of €26 million / (increase of €26 million) in the fair value of the liabilities, with a corresponding impact on the income statement.

The Contingent Capital note issued to the State during the year ended 31 December 2011 (see note 49) was fair valued on initial recognition by discounting the expected cash flows on the note, in the absence of conversion, using the estimated market yield for the instrument, including the conversion feature. This yield is not considered to be observable. A 0.50% increase / (decrease) in this yield at the date of initial recognition of the note in July 2011 would have resulted in an increase of €10 million (decrease of €10 million) in the capital contribution credited directly to reserves.

The equity conversion feature of the note is considered to be an embedded derivative requiring separation, with changes in its fair value recognised in profit or loss. The derivative is valued using a discounted cash flow model in which the principal input is the yield differential, or spread, between the Contingent Capital note and the yield on similar notes without the conversion feature. This spread is not considered to be observable. A 0.50% increase / (decrease) in this spread at 31 December 2011 would result in an increase of €9 million (decrease of €9 million) in the fair value of the derivative, with a corresponding impact on the income statement. The host instrument is subsequently measured at amortised cost.

As with all financial assets, NAMA senior bonds are measured at fair value at initial recognition. The bonds do not trade in an active market. Fair value at initial recognition has been estimated by using a valuation technique which takes into consideration the Government guarantee, collateral and other support, valuations in the repo market and the yield on Irish Government bonds of similar maturity. The bonds are subsequently measured at amortised cost.

(d)   Retirement benefits

The Group operates a number of defined benefit pension schemes. In determining the actual pension cost, the actuarial values of the liabilities of the schemes are calculated by external actuaries. This involves modelling their future growth and requires management to make assumptions as to discount rates, price inflation, dividend growth, salary and pensions increases, return on investments and employee mortality. There are acceptable ranges in which these estimates can validly fall. The impact on the results for the period and financial position could be materially different if alternative assumptions were used. An analysis of the sensitivity of the defined benefit pension liability to changes in the key assumptions is set out in note 46 on retirement benefit obligations.

BANK OF IRELAND GROUP

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

(e)   Life assurance operations

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

Changes to these assumptions may cause the present value of future surpluses to differ from those assumed at the balance sheet date and could significantly affect the value attributed to the in force business. The value of in force business could also be affected by changes in the amounts and timing of other net cash flows (principally annual management charges and other fees levied upon the policyholders) or the rate at which the future surpluses and cash flows are discounted. In addition, the extent to which actual experience is different from that assumed will be recognised in the income statement for the period. An analysis of the sensitivity of profit after tax and stockholders' equity to changes in the key life assurance assumptions is set out in note 59 on the life assurance business.

BANK OF IRELAND GROUP

BANK OF IRELAND GROUP

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1      COMPARATIVES

On 17 February 2010 the Group changed its fiscal year end from 31 March, to 31 December to align its financial calendar with that of its peer banks. Accordingly, these financial statements cover the twelve month period from 1 January 2011 to 31 December 2011, with comparatives for prior periods covering the twelve month period from 1 January 2010 to 31 December 2010 and the nine month period from 1 April 2009 to 31 December 2009. As a result, the amounts presented in the financial statements are not entirely comparable.

The analysis of the impairment charge for the year ended 31 December 2010 and the nine month period ended 31 December 2009 between loans and advances to customers and assets held for sale to NAMA has been re-presented on the basis of the loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010 to enhance comparability with no change to the total impairment charge.

2      OPERATING SEGMENTS

The Group has five reportable operating segments which reflect the internal financial and management reporting structure and are organised as follows:

Retail Ireland (formerly Retail Republic of Ireland)

Retail Ireland includes all the Group's branch operations in the Republic of Ireland. The branches offer a wide range of financial products and services in addition to the deposit, lending, current account and other money transmission services traditionally offered by banks. It also includes Bank of Ireland Mortgage Bank, ICS Building Society, Business Banking, Private Banking, an instalment credit and leasing business, credit card operations, commercial finance / factoring businesses, together with direct telephone and online banking services.

Bank of Ireland Life

The Group operates in the life and pensions market in Ireland through its wholly owned subsidiary New Ireland Assurance Company plc which trades as Bank of Ireland Life. Bank of Ireland Life offers life assurance, protection, pensions and investment products to the Group's customers in Ireland via the Bank of Ireland Life network. These products are manufactured by New Ireland Assurance Company plc. New Ireland Assurance Company plc also operates in the independent intermediary market under the New Ireland brand and through a direct sales force.

Retail UK (formerly UK Financial Services)

Retail UK comprises Business Banking in Great Britain and Northern Ireland, the branch network in Northern Ireland, the UK residential mortgage business and the business activities with the UK Post Office. The business banking unit provides loan facilities to medium and large corporate clients in addition to international banking, working capital financing, leasing and electronic banking services. Offshore deposit taking services are offered in the Isle of Man. The business activities with the UK Post Office provide a range of retail financial services. A substantial part of the Retail UK operations are conducted through the Group's wholly owned UK licensed subsidiary, Bank of Ireland (UK) plc. The Retail UK results are reviewed by the Chief Operating Decision Maker (CODM) in sterling.

During the year ended 31 December 2011, the Group sold a portion of its UK mortgage loan portfolio and a portion of its UK investment property portfolio. See note 17 for more detail.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2      OPERATING SEGMENTS (Continued)

Corporate and Treasury (formerly Capital Markets)

This division comprises Global Markets, Corporate Banking and IBI Corporate Finance.

Global Markets is responsible for managing the Group's interest rate and foreign exchange risks, while also executing the Group's liquidity and funding requirements. Global Markets trades in a range of market instruments on behalf of the Group itself and the Group's customers. The trading activities include dealing in inter-bank deposits and loans, foreign exchange spot and forward contracts, options, financial futures, bonds, swaps, forward rate agreements and equity tracker products. Global Markets' operations are based in Ireland, the UK and the US.

Corporate Banking provides integrated relationship banking services to a significant number of the major Irish corporations, financial institutions and multinational corporations operating in or out of Ireland. The range of lending products provided includes overdraft and short term loan facilities, term loans, project finance and structured finance. Corporate Banking is also engaged in international lending with offices located in the UK, France, Germany, Australia and the US. Its international lending business includes acquisition finance, project finance, term lending and asset based financing principally in the UK, Continental Europe and the US.

During the year ended 31 December 2011, the Group announced the deleveraging of certain project finance loan portfolios, its US investment property portfolio, the Burdale business and certain other international loans, all of which formed part of the Corporate Banking business. Certain of these portfolios were deleveraged during the year with the remaining portfolios included in assets held for sale at the balance sheet date. Further information is shown in notes 17 and 30.

IBI Corporate Finance provides independent financial advice to public and private companies on takeovers, mergers and acquisitions, disposals and restructurings, in addition to fund raising, public flotations and stock exchange listings.

The Group disposed of Bank of Ireland Asset Management, Bank of Ireland Securities Services and Paul Capital Investments LLC during the year ended 31 December 2011.

Group Centre

Group Centre comprises capital management activities, unallocated Group support costs and the cost of the Government Guarantee Schemes.

Name change

The Group changed the name of three of its segments as detailed above with no change to composition of its segments.

Other reconciling items

Other reconciling items represent inter segment transactions which are eliminated upon consolidation.

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

The Group's management reporting and controlling systems use accounting policies that are the same as those referenced in 'Accounting policies and basis of preparation' on pages F-13 to F-40. Allocation methods are also unchanged other than a modification to the method used to allocate funding expense between segments. The Group measures the performance of its operating segments through a measure of segment profit or loss which is referred to as 'Underlying profit' in its internal management reporting systems.

Underlying profit or loss excludes:

•
gain on liability management exercises;

•
loss on deleveraging of financial assets

•
impact of amendments to defined benefit pension schemes;

•
gains or charges arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss';

•
impact of 'coupon stopper' on certain subordinated debt(1);

•
gross-up for policyholder tax in the Life Business

•
investment return on treasury stock held for policyholders in the Life business

•
the cost of restructuring programmes; and

•
gain / (loss) on disposal of business activities

Capital expenditure comprises additions to property, plant and equipment and intangible assets.

Gross revenue comprises interest income, net insurance premium income, fee and commission income, net trading income, life assurance investment income gains and losses, gain on liability management exercises, other operating income, insurance contract liabilities and claims paid and share of results of associates and joint ventures.

There were no revenues deriving from transactions with a single external customer that amounted to 10% or more of the Group's revenues.

(1)
Interest expense for the year ended 31 December 2010 included a charge of €35 million (nine month period ended 31 December 2009: gain of €58 million) and net trading expense included a charge of €1 million (nine month period ended 31 December 2009: gain of €9 million) in relation to a change in the expected cash flows on certain subordinated liabilities. This arose as a result of restrictions which the European Commission imposed on the Group's ability to make coupon payments on certain subordinated liabilities unless under a binding legal obligation to do so (a 'coupon stopper' provision). On 31 December 2009 the Group expected that it would be precluded from making coupon payments on these instruments for two years and therefore the Group recognised a gain of €67 million in its financial statements for the nine month period ended 31 December 2009. However, it was subsequently confirmed by the European Commission during the year ended 31 December 2010 that the 'coupon stopper' provision would cease on 31 January 2011, which gave rise to a charge to the income statement.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2      OPERATING SEGMENTS (Continued)

Year ended 31 December 2011	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m		Group €m
Interest income	4,532	24	2,811	4,250	(886)	(6,113)		4,618
Interest expense	(3,683)	(19)	(2,444)	(3,508)	466	6,104		(3,084)

Net interest income	849	5	367	742	(420)	(9)		1,534
Other income, net of insurance claims	297	122	119	44	(36)	(22)		524

Total operating income, net of insurance claims	1,146	127	486	786	(456)	(31)		2,058

Other operating expenses	(818)	(95)	(342)	(178)	(77)	—		(1,510)
Depreciation and amortisation	(43)	(6)	(38)	(9)	(41)	—		(137)

Total operating expenses	(861)	(101)	(380)	(187)	(118)	—		(1,647)

Operating profit / (loss) before impairment charges on financial assets and loss on NAMA	285	26	106	599	(574)	(31)		411
Impairment charges on financial assets (excluding sold to NAMA)	(1,297)	—	(435)	(228)	—	—		(1,960)
Impairment charges on assets sold to NAMA	(9)	—	(26)	(9)	—	—		(44)
Gain / (loss) on sale of assets to NAMA including associated costs	1	—	(5)	24	13	—		33
Share of results of associates and joint ventures	3	—	36	—	—	—		39

Underlying (loss) / profit before tax	(1,017)	26	(324)	386	(561)	(31	)(1)	(1,521)

Reconciliation of underlying loss before tax to loss before taxation	Group €m
Underlying loss before tax	(1,521)
Gain on liability management exercises	1,789
Loss on deleveraging of financial assets	(565)
Gains arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss'	56
Profit on disposal of business activities	34
Gross-up for policyholder tax in the Life business	10
Cost of restructuring programmes	3
Impact of amendments to defined benefit pension schemes	2
Investment return on treasury stock held for policyholders in the Life business	2

Loss before taxation	(190)

(1)
This relates to certain inter-segment transactions which are eliminated at a Group level. However, at a divisonal level the transactions are reported as core income in the Corporate and Treasury division and non-core expense in the Retail UK division as part of the loss on deleveraging of financial assets.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2      OPERATING SEGMENTS (Continued)

Year ended 31 December 2010	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
Interest income	3,853	19	2,818	4,048	(400)	(5,174)	5,164
Interest expense	(2,843)	(21)	(2,226)	(3,163)	151	5,174	(2,928)

Net interest income	1,010	(2)	592	885	(249)	—	2,236
Other income, net of insurance claims	347	175	62	43	(61)	—	566

Total operating income, net of insurance claims	1,357	173	654	928	(310)	—	2,802

Other operating expenses	(865)	(95)	(336)	(275)	(67)	—	(1,638)
Depreciation and amortisation	(54)	(8)	(36)	(12)	(37)	—	(147)

Total operating expenses	(919)	(103)	(372)	(287)	(104)	—	(1,785)

Operating profit / (loss) before impairment charges on financial assets and loss on NAMA	438	70	282	641	(414)	—	1,017
Impairment charges on financial assets (excluding sold or held for sale to NAMA)(2)	(1,142)	—	(448)	(367)	(70)	—	(2,027)
Impairment charges on assets sold or held for sale to NAMA(2)	(100)	—	(31)	(126)	—	—	(257)
Loss on sale of assets to NAMA including associated costs	(675)	—	(398)	(1,121)	(47)	—	(2,241)
Share of results of associates and joint ventures	12	—	37	—	—	—	49

Underlying (loss) / profit before tax	(1,467)	70	(558)	(973)	(531)	—	(3,459)

Group
Reconciliation of underlying loss before tax to loss before taxation	€m
Underlying loss before tax	(3,459)
Gain on liability management exercises	1,413
Impact of amendments to defined benefit pension schemes	733
Gains arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss'	360
Impact of 'coupon stopper' on certain subordinated debt	(36)
Gross-up for policyholder tax in the Life business	22
Investment return on treasury stock held for policyholders in the Life business	20
Cost of restructuring programmes	(18)
Gain on disposal of business activities(3)	15

Loss before taxation	(950)

(2)
The impairment charges on financial assets and assets sold or held for sale to NAMA have been adjusted for the year ended 31 December 2010 to reflect the impairment charge on loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010, with no change to the total impairment charge (see note 15).

(3)
This relates to a gain of €15 million arising on the re-measurement of a loan note received as consideration for the disposal of a business activity in the nine month period ended 31 December 2009, due to an increase in the expected cash flows. Consistent with the Group's definition of underlying profit, this item has been classified as non-core and excluded from underlying profit.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2      OPERATING SEGMENTS (Continued)

9 months ended 31 December 2009	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
Interest income	3,304	14	2,339	3,438	(513)	(4,394)	4,188
Interest expense	(2,425)	(16)	(1,874)	(2,733)	578	4,394	(2,076)

Net interest income	879	(2)	465	705	65	—	2,112
Other income, net of insurance claims	129	153	70	83	(96)	—	339

Total operating income, net of insurance claims	1,008	151	535	788	(31)	—	2,451

Other operating expenses	(646)	(78)	(277)	(222)	(59)	—	(1,282)
Depreciation and amortisation	(48)	(4)	(27)	(8)	(26)	—	(113)

Total operating expenses	(694)	(82)	(304)	(230)	(85)	—	(1,395)

Operating profit / (loss) before impairment charges on financial assets and loss on NAMA	314	69	231	558	(116)	—	1,056
Impairment charges on financial assets (excluding held for sale to NAMA)(4)	(1,245)	—	(699)	(391)	—	—	(2,335)
Impairment charges on assets sold or held for sale to NAMA(4)	(591)	—	(363)	(768)	—	—	(1,722)
Share of results of associates and joint ventures	8	—	26	1	—	—	35

Underlying (loss) / profit before tax	(1,514)	69	(805)	(600)	(116)	—	(2,966)

Reconciliation of underlying loss before tax to loss before taxation	Group €m
Underlying loss before tax	(2,966)
Gain on liability management exercises	1,037
Charges arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss'	(6)
Impact of 'coupon stopper' on subordinated debt	67
Gross-up for policyholder tax in the Life business	64
Investment return on treasury stock held for policyholders in the Life business	(6)
Loss on disposal of business activities	(3)

Loss before taxation	(1,813)

(4)
The impairment charges on financial assets and assets sold or held for sale to NAMA have been adjusted for the nine month period ended 31 December 2009 to reflect the impairment charge on loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010, with no change to the total impairment charge (see note 15).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2      OPERATING SEGMENTS (Continued)

Year ended 31 December 2011 Analysis by operating segment	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
Capital expenditure	14	4	18	—	67	—	103

Investment in associates
and joint ventures	150	52	74	—	—	—	276

External assets	45,860	11,486	55,034	39,834	2,666	—	154,880
Inter segment assets	66,792	2,228	39,955	149,010	38,894	(296,879)	—

Total assets	112,652	13,714	94,989	188,844	41,560	(296,879)	154,880

External liabilities	45,830	12,352	31,191	53,661	1,594	—	144,628
Inter segment liabilities	66,914	479	63,713	133,758	32,015	(296,879)	—

Total liabilities	112,744	12,831	94,904	187,419	33,609	(296,879)	144,628

Year ended 31 December 2010 Analysis by operating segment	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
Capital expenditure	27	3	18	4	38	—	90

Investment in associates and joint ventures	146	—	79	—	—	—	225

External assets	47,715	12,325	52,642	50,949	3,842	—	167,473
Inter segment assets	76,490	1,918	36,765	151,054	47,302	(313,529)	—

Total assets	124,205	14,243	89,407	202,003	51,144	(313,529)	167,473

External liabilities	50,467	12,802	26,027	66,693	4,077	—	160,066
Inter segment liabilities	74,415	535	63,591	135,582	39,406	(313,529)	—

Total liabilities	124,882	13,337	89,618	202,275	43,483	(313,529)	160,066

9 months ended 31 December 2009 Analysis by operating segment	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
Capital expenditure	—	2	32	6	20	—	60

Investment in associates and joint ventures	134	—	74	9	—	—	217

External assets	52,999	11,744	53,804	60,101	2,458	—	181,106
Inter segment assets	68,946	1,714	22,202	135,270	47,020	(275,152)	—

Total assets	121,945	13,458	76,006	195,371	49,478	(275,152)	181,106

External liabilities	49,109	12,081	18,400	78,562	16,517	—	174,669
Inter segment liabilities	72,401	515	58,298	117,743	26,195	(275,152)	—

Total liabilities	121,510	12,596	76,698	196,305	42,712	(275,152)	174,669

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2      OPERATING SEGMENTS (Continued)

Year ended 31 December 2011 Gross revenue by operating segments	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
External revenue	1,850	184	1,933	1,487	1,776	—	7,230
Inter segment revenue	3,003	40	1,135	2,897	(824)	(6,251)	—

Total gross revenue	4,853	224	3,068	4,384	952	(6,251)	7,230

Year ended 31 December 2010 Gross revenue by operating segments	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
External revenue	1,936	279	2,269	1,598	1,780	—	7,862
Inter segment revenue	2,310	11	769	2,664	(368)	(5,386)	—

Total gross revenue	4,246	290	3,038	4,262	1,412	(5,386)	7,862

9 months ended 31 December 2009 Gross revenue by operating segments	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
External customers	1,458	247	1,814	1,107	1,264	—	5,890
Inter segment revenue	1,996	15	693	2,474	(734)	(4,444)	—

Total gross revenue	3,454	262	2,507	3,581	530	(4,444)	5,890

The analysis below is on a geographical basis—based on the location of the business unit by where revenues are generated.

Year ended 31 December 2011 Geographical analysis	Republic of Ireland €m	United Kingdom €m	Rest of World €m	Other reconciling items €m	Total €m
External revenue	4,638	2,462	130	—	7,230
Inter segment revenue	1,002	757	66	(1,825)	—

Gross revenue	5,640	3,219	196	(1,825)	7,230

Capital expenditure	85	18	—	—	103

External assets	94,503	58,632	1,745	—	154,880
Inter segment assets	43,869	16,007	2,905	(62,781)	—

Total assets	138,372	74,639	4,650	(62,781)	154,880

External liabilities	110,342	33,068	1,218	—	144,628
Inter segment liabilities	18,004	41,625	3,152	(62,781)	—

Total liabilities	128,346	74,693	4,370	(62,781)	144,628

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2      OPERATING SEGMENTS (Continued)

Year ended 31 December 2010 Geographical analysis	Republic of Ireland €m	United Kingdom €m	Rest of World €m	Other reconciling items €m	Total €m
External revenue	4,985	2,661	216	—	7,862
Inter segment revenue	974	616	171	(1,761)	—

Gross revenue	5,959	3,277	387	(1,761)	7,862

Capital expenditure	72	18	—	—	90

External assets	107,893	56,560	3,020	—	167,473
Inter segment assets	57,983	23,657	3,035	(84,675)	—

Total assets	165,876	80,217	6,055	(84,675)	167,473

External liabilities	132,105	25,959	2,002	—	160,066
Inter segment liabilities	27,482	53,411	3,782	(84,675)	—

Total liabilities	159,587	79,370	5,784	(84,675)	160,066

9 months ended 31 December 2009 Geographical analysis	Republic of Ireland €m	United Kingdom €m	Rest of World €m	Other reconciling items €m	Total €m
External revenues	3,795	2,022	73	—	5,890
Inter segment revenue	1,003	509	226	(1,738)	—

Gross revenue	4,798	2,531	299	(1,738)	5,890

Capital expenditure	27	32	1	—	60

External assets	116,259	59,089	5,758	—	181,106
Inter segment assets	57,873	26,684	10,731	(95,288)	—

Total assets	174,132	85,773	16,489	(95,288)	181,106

External liabilities	138,292	26,627	9,750	—	174,669
Inter segment liabilities	29,722	59,478	6,089	(95,289)	—

Total liabilities	168,014	86,105	15,839	(95,289)	174,669

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3      INTEREST INCOME

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Loans and advances to customers (including loans sold to NAMA)	3,836	4,387	3,503
Available for sale financial assets	609	584	498
Finance leases and hire purchase receivables	109	141	139
Loans and advances to banks	64	67	48

Interest income	4,618	5,179	4,188

Included within interest income is €217 million (year ended 31 December 2010: €210 million; nine month period ended 31 December 2009: €161 million) arising on financial assets on which an impairment provision has been recognised. Net interest income also includes a charge of €154 million (year ended 31 December 2010: charge of €411 million; nine month period ended 31 December 2009: charge of €351 million) transferred from the cash flow hedge reserve (see page F-8).

Interest income in the twelve month period ended 31 December 2010 includes a gain of €15 million arising on the re-measurement of a loan note received as consideration for the disposal of a business activity in the nine month period ended 31 December 2009, due to an increase in the expected cash flows.

4      INTEREST EXPENSE

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Customer accounts	1,392	1,467	995
Debt securities in issue	755	895	653
Deposits from banks	766	286	198
Subordinated liabilities	171	312	163

Interest expense	3,084	2,960	2,009

Included within interest expense for the year ended 31 December 2011 is an amount of €449 million (year ended 31 December 2010: €275 million; nine month period ended 31 December 2009: nil) relating to the cost of the Credit Institutions (Eligible Liabilities Guarantee) Scheme (ELG). The cost of this scheme is classified as interest expense as it is directly attributable and incremental to the issue of specific financial liabilities. Further information on this scheme is outlined in note 56. The cost of the Credit Institutions (Financial Support) Scheme (CIFS) for the year ended 31 December 2010 of €68 million (nine month period ended 31 December 2009: €105 million) is shown in fee and commission expense (note 6). This CIFS scheme expired on 29 September 2010.

Interest expense for the year ended 31 December 2010 includes a charge of €35 million (nine month period ended 31 December 2009: gain of €58 million) in relation to a change in the expected cash flows on certain subordinated liabilities (note 2).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5      NET INSURANCE PREMIUM INCOME

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Gross premiums written	1,026	1,069	751
Ceded reinsurance premiums	(104)	(112)	(91)

Net premiums written	922	957	660
Change in provision for unearned premiums	7	12	5

Net insurance premium income	929	969	665

6      FEE AND COMMISSION INCOME AND EXPENSE

Income	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Retail banking customer fees	386	362	268
Insurance commissions	76	81	60
Credit related fees	66	52	41
Asset management fees	28	83	66
Brokerage fees	11	8	8
Other	45	47	31

Fee and commission income	612	633	474

Included in other fees is an amount of €2 million (year ended 31 December 2010: €3 million; nine month period ended 31 December 2009: €3 million) related to trust and other fiduciary fees.

Expense	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Government Guarantee fee (note 56)	—	68	105
Other	192	189	150

Fee and commission expense	192	257	255

The Government Guarantee fee for the year ended 31 December 2010 and the nine month period ended 31 December 2009 related to the fee paid under the CIFS Scheme, which commenced on 30 September 2008 and expired on 29 September 2010. The cost of the ELG scheme for the year ended 31 December 2011 of €449 million (year ended 31 December 2010: €275 million; nine month period ended 31 December 2009: €nil) is recognised in interest expense (note 4).

Other fee and commission expense of €192 million (year ended 31 December 2010: €189 million; nine month period ended 31 December 2009: €150 million) primarily comprises brokerage fees, sales commissions and other fees to third parties.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7      NET TRADING INCOME / (EXPENSE)

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Financial assets designated at fair value	(1)	19	31
Financial liabilities designated at fair value	56	189	(137)
Related derivatives held for trading	(82)	67	86

	(27)	275	(20)
Other financial instruments held for trading	44	(76)	(13)
Net fair value hedge ineffectiveness	1	26	7
Cash flow hedge ineffectiveness	1	—	(2)

Net trading income / (expense)	19	225	(28)

Net trading income / (expense) of €19 million (year ended 31 December 2010: net trading income of €225 million; nine month period ended 31 December 2009; net trading expense of €28 million) includes the gains and losses on financial instruments held for trading and those designated at fair value through profit or loss (other than unit linked life assurance assets and investment contract liabilities). It includes the gains and losses arising on the purchase and sale of these instruments, the interest income receivable and expense payable and the fair value movement on these instruments, together with the funding cost of the trading instruments. It also includes €54 million (year ended 31 December 2010: €124 million; nine month period ended 31 December 2009: €20 million) in relation to net gains arising from foreign exchange.

Net trading income / (expense) includes the total fair value movement (including interest receivable and payable) on liabilities that have been designated at fair value through profit or loss. The interest receivable on amortised cost assets which are funded by those liabilities is reported in net interest income. Net trading income also includes the total fair value movements on derivatives that are economic hedges of assets and liabilities which are measured at amortised cost, the net interest receivable or payable on which is also reported within net interest income. The net amount reported within net interest income relating to these amortised cost instruments was €102 million (year ended 31 December 2010: €175 million; nine month period ended 31 December 2009: €71 million).

Net fair value hedge ineffectiveness comprises a net gain from hedging instruments of €56 million (year ended 31 December 2010: net gain of €280 million; nine month period ended 31 December 2009: net loss of €97 million) offsetting a net loss from hedged items of €55 million (year ended 31 December 2010: net loss of €254 million; nine month period ended 31 December 2009: net gain of €104 million).

The net gain from the change in credit spreads relating to the Group's liabilities designated at fair value through profit or loss was €56 million (year ended 31 December 2010: €360 million; nine month period ended 31 December 2009: net loss of €6 million). Of this amount, €42 million (year ended 31 December 2010: €297 million) has been recognised within net trading income, with a further €11 million (year ended 31 December 2010: €58 million) included within insurance contract liabilities and claims paid and €3 million (year ended 31 December 2010: €5 million) included in other operating income. In prior periods, this was all included in net trading income. During the year ended 31 December 2011, subordinated liabilities measured at fair value through profit or loss, with a cumulative fair value gain from changes in credit spreads of €56 million (year ended 31 December 2010: €25 million (nine month period ended 31 December 2009: €nil) were repurchased at fair value as part of the Group's liability management

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7      NET TRADING INCOME / (EXPENSE) (Continued)

exercises. As a result, the cumulative impact at 31 December 2011 from the change in credit spreads relating to liabilities recognised on the balance sheet at that date is a net gain of €425 million (year ended 31 December 2010: €425 million; nine month period ended 31 December 2009: €90 million).

Included within net trading income in the year ended 31 December 2010 is a charge of €1 million (nine month period ended 31 December 2009: gain of €9 million) in relation to the revised estimates of future cash flows on certain subordinated liabilities (note 2).

8      LIFE ASSURANCE INVESTMENT INCOME, GAINS AND LOSSES

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Gross life assurance investment income, gains and losses	(39)	464	961
Elimination of investment return on treasury stock held for the benefit of policyholders in the Life businesses	1	10	(3)

Life assurance investment income, gains and losses	(38)	474	958

Life assurance investment income, gains and losses comprise the investment return, realised gains and losses and unrealised gains and losses which accrue to the Group on all investment assets held by Bank of Ireland Life, other than those held for the benefit of policyholders whose contracts are considered to be investment contracts.

IFRS requires that Bank of Ireland stock held by the Group, including that held by Bank of Ireland Life for the benefit of policyholders, is reclassified as treasury stock and accounted for as a deduction from equity. Changes in the value of any treasury stock held are recognised in equity at the time of disposal and dividends are not recognised as income or distributions.

The impact on the Group income statement for the year ended 31 December 2011 of applying this accounting treatment is that the loss arising on life assurance investment income, gains and losses of €39 million has been reduced by €1 million which is the change in value of Bank of Ireland stock held under insurance contracts. Other operating income (note 10) has been increased by €1 million which is the change in value of stock held under investment contracts. The combined adjustment is €2 million.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9      GAIN ON LIABILITY MANAGEMENT EXERCISES

Gain on liability management exercises	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Gain on liability management exercises	1,789	1,402	1,037

As part of its capital management activities, including the recapitalisation of the Bank (see note 50), the Group has repurchased and /or exchanged certain subordinated liabilities and mortgage-backed securities at significant discounts to their nominal amounts.

This involved a number of transactions as follows:

•
a Debt for debt exchange relating to two Canadian dollar subordinated notes in February 2011 and the repurchase of a euro subordinated note in March 2011, which generated a gain of €17 million; and

•
various liability management exercises between July 2011 and December 2011 to generate part of the incremental equity capital of €4.2 billion required by the Central Bank as a result of the 2011 PCAR (see note 49), which generated gains of €1,772 million as follows:

Gain on liability management exercises pursuant to 2011 PCAR	Subordinated liabilities €m	Mortgage- backed securities €m	Total €m
Debt for equity offer	1,177	—	1,177
Cash offer	219	307	526
Call option	101	—	101

	1,497	307	1,804

Transaction costs			(32)

Gain on liability management exercises pursuant to 2011 PCAR			1,772

The table below summarises the results of the transactions undertaken in February 2011 and March 2011.

Description	Nominal amount prior to debt exchange	Debt for debt exchange	Cash offer		Residual nominal amount	Price (% of nominal amount exchanged)
CAD$400 million
Fixed / Floating Rate Subordinated Notes 2015	CAD$221m	CAD$83m		—	CAD$138m	52%
CAD$145 million
Fixed / Floating Rate Subordinated Notes 2018	CAD$145m	CAD$55m		—	CAD$90m	59%
€750 million
Floating Rate Subordinated Notes 2017	€93m	—		€2m	€91m	53%
US$150 million Floating Rate Note (FRN)
(accounted for as preference equity*)	US$80m	—	US$	5m	US$75m	37%
*
The difference of €1 million between the fair value of the consideration of €2 million and the carrying value of the notes of €3 million is shown as an increase in retained earnings and is included as part of the increase of €41 million in the Statement of Changes in Equity (see also page F-7).

The net gain before transaction costs on the repurchase of these subordinated liabilities amounted to €17 million (€17 million after taxation) being the difference between the consideration paid of €57 million (being the fair value of new notes issued of €56 million and cash of €1 million) and the carrying value of the notes repurchased of €74 million.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9      GAIN ON LIABILITY MANAGEMENT EXERCISES (Continued)

The gain of €1,497 million arising from the liability management exercises undertaken on the subordinated liabilities pursuant to the 2011 PCAR was related to dated debt securities (gain of €1,032 million) and undated debt securities (gain of €465 million) as set out in the tables below:

		Nominal amount exchanged / repurchased
						Average price (% of nominal amount exchanged)
	Nominal amount prior to debt exchange
Dated debt exchanges Description		Debt for equity offer	Cash offer	Call option*	Residual nominal amount
€650 million
Fixed / Floating Rate Subordinated Note due 2019	€202m	€178m	€5m	€19m	—	36%
€600 million
Subordinated Floating Rate Notes 2017	€48m	€32m	€15m	—	€1m	39%
€750 million
Floating Rate Subordinated Notes 2017	€91m	€87m	—	€4m	—	38%
US$600 million
Floating Rate Subordinated Notes due 2018	US$185m	US$180m	US$1m	US$4m	—	39%
Stg£400 million
Fixed / Floating Rate Subordinated Note due 2018	Stg£57m	Stg£57m	—	—	—	40%
Stg£450 million
Fixed / Floating Rate Subordinated Notes 2020	Stg£272m	Stg£268m	Stg£2m	Stg£2m	—	40%
Stg£75 million
10 3/4% Subordinated Note 2018	Stg£27m	Stg£25m	Stg£1m	Stg£1m	—	37%
€1,002 million
Fixed Rate Subordinated Notes 2020	€747m	€530m	€11m	—	€206m	40%
Stg£197 million
Fixed Rate Subordinated Notes 2020	Stg£87m	Stg£61m	Stg£24m	—	Stg£2m	41%
CAD$400 million
Fixed / Floating Rate Subordinated Notes 2015	CAD$138m	CAD$38m	CAD$1m	—	CAD$99m	39%
CAD$145 million
Fixed / Floating Rate Subordinated 2018	CAD$90m	CAD$39m	CAD$50.8m	—	CAD$0.2m	42%
*
The Group was granted the right to insert a call option (which it subsequently exercised) to compulsorily acquire €0.1 billion of debt securities for cash at 0.001% of their nominal value.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9      GAIN ON LIABILITY MANAGEMENT EXERCISES (Continued)

The net gain before transaction costs set out in the table above amounted to €1,032 million (€1,025 million after taxation), being the difference between the fair value of the consideration of €625 million and the carrying value of the securities of €1,657 million.

		Nominal amount exchanged / repurchased
						Average price (% of nominal amount exchanged)
	Nominal amount prior to debt exchange
Dated debt exchanges Description		Debt for equity offer	Cash offer	Call option*	Residual nominal amount
€600 million
7.40% Guaranteed step-up Callable Perpetual Preferred Securities	€253m	€108m	€113m	—	€32m	34%
Stg £350 million
6.25% Guaranteed Callable Perpetual Preferred Securities	Stg£40m	Stg£39m	Stg£1m	—	—	20%
€600 million
Fixed Rate / Variable rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	€216m	€96m	€54m	€66m	—	11%
US$800 million
Fixed Rate / Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	US$61m	US$55m	US$3m	US$3m	—	19%
US$400 million
Fixed Rate / Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	US$20m	US$14m	US$2m	US$4m	—	14%
Stg£500 million
Fixed Rate / Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	Stg£5m	Stg£4m	Stg£1m	—	—	18%
Stg£75 million
13.375% Perpetual Subordinated Bonds	Stg£75m	—	Stg£29m	—	Stg£46m	35%
US$150 million Floating Rate Note (FRN) (accounted for as preference equity**)	US$75m	US$65m	US$10m	—	—	37%
*
The Group was granted the right to insert a call option (which it subsequently exercised) to compulsorily acquire €0.1 billion of debt securities for cash at 0.001% of their nominal value.

**
The difference of €40 million between the fair value of the consideration of €18 million and the carrying value of the notes of €58 million is shown as an increase in retained earnings and is included as part of the increase of €41 million in the Statement of Changes in Equity (see also page F-7).

The net gain before transaction costs set out in the table above amounted to €465 million (€465 million after taxation), being the difference between the fair value of the consideration of €131 million and the carrying value of the notes repurchased of €596 million.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9      GAIN ON LIABILITY MANAGEMENT EXERCISES (Continued)

The following table summarises the results of the repurchase of certain residential mortgage-backed securities:

Repurchase of mortgage-backed securities during the year ended 31 December 2011 Description / Issuer	Nominal amount prior to repurchase	Nominal amount repurchased	Residual nominal amount	Average price (% of nominal amount repurchased)
Kildare Securities Limited mortgage-backed
Floating Rate Notes December 2043:
Class A2	US$474m	US$15m	US$459m	88%
Class A3	€1,062m	€260m	€802m	75%
Class B	€97m	€61m	€36m	51%
Class C	€91m	€60m	€31m	42%
Class D	€27m	€21m	€6m	33%
Brunel Residential Mortgage Securitisation No. 1 plc
Mortgage-backed Floating Rate Notes January 2039:
Class A4a	€723m	€125m	€598m	92%
Class A4b	Stg£743m	Stg£301m	Stg£442m	75%
Class A4c	US$1,111m	US$141m	US$970m	92%
Class B4a	€98m	€9m	€89m	77%
Class B4b	Stg£19m	Stg£12m	Stg£7m	75%
Class C4a	€156m	€28m	€128m	72%
Class C4b	Stg£23m	Stg£2m	Stg£21m	67%
Class C4c	US$23m	US$8m	US$15m	72%
Class D4a	€122m	€69m	€53m	66%
Class D4b	Stg£21m	Stg£9m	Stg£12m	65%
Class D4c	US$23m	US$21m	US$2m	64%
Bank of Ireland Mortgage Bank
ACS 4% 5 July 2013	€2,100m	€8m	€2,092m	89%
ACS 3.25% 22 June 2015	€2,000m	€20m	€1,980m	77%

The net gain before transaction costs on the repurchase of these mortgage-backed securities amounted to €307 million (€268 million after taxation) being the difference between the fair value of the consideration of €872 million and the carrying value of the mortgage-backed securities of €1,179 million.

Year ended 31 December 2010

During the year 31 December 2010 the Group undertook a range of liability management exercises on its subordinated liabilities as follows:

•
a Debt for debt exchange relating to five subordinated notes in February 2010;

•
a Debt for equity offer as part of the 2010 Capital Raising, under which holders of certain notes exchanged these notes for (a) cash proceeds from the allotment of ordinary stock on behalf of such holders in the Rights Issue or (b) allotment instruments which automatically converted into ordinary stock on 10 September 2010;

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9      GAIN ON LIABILITY MANAGEMENT EXERCISES (Continued)

•
a Debt for debt exchange in July 2010 in relation to US dollar subordinated notes;

•
a Debt for debt exchange in September 2010 in relation to Canadian dollar subordinated notes, this transaction did not give rise to a gain as the notes repurchased were measured at fair value through profit or loss; and

•
a Debt for debt exchange relating to nine subordinated notes in December 2010.

The gains arising on these transactions are summarised below:

Year ended 31 December 2010 €m
Debt for debt exchanges (Dated)	1,126
Debt for equity offer (Undated)	276

Gain on liability management exercises	1,402

The following tables summarise the results of the debt for debt exchanges and the debt for equity offer in the year ended 31 December 2010.

Dated securities Description	Total nominal amount exchanged during year	Average price (% of nominal amount exchanged)
€650 million
Fixed / Floating Subordinated Note due 2019	€448m	65%
€600 million
Subordinated Floating rate Notes 2017	€552m	67%
€750 million
Floating Rate Subordinated Notes 2017	€657m	67%
€1,002 million
Fixed Rate Subordinated Notes 2020	€255m	57%
Stg£400 million
Fixed / Floating Rate Subordinated Notes 2018	Stg£343m	71%
Stg£450 million
Fixed / Floating Rate Subordinated Notes 2020	Stg£178m	53%
Stg£75 million
10 3/4% Subordinated Note 2018	Stg£48m	58%
Stg£197 million
Fixed Rate Subordinated Notes 2020	Stg£110m	57%
US$600 million
Subordinated Floating Rate Notes due 2018	US$415m	61%
CAD$400 million
Fixed / Floating Rate Subordinated Notes 2015	CAD$179m	81%

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9      GAIN ON LIABILITY MANAGEMENT EXERCISES (Continued)

The net gain after transaction costs amounted to €1,126 million (€1,103 million after taxation) being the difference between the fair value of the new notes issued of €1,934 million and the carrying value of the notes repurchased of €3,073 million, less transaction costs of €13 million.

Undated securities Description	Total nominal amount exchanged during year	Price (% of nominal amount exchanged)
€600 million 7.40% Guaranteed Step-up Callable
Perpetual Preferred Securities	€223m	86%
Stg£350 million
6.25% Guaranteed Callable Perpetual Preferred Securities	Stg£6m	63%
€600 million
Fixed Rate / Variable Rate Guaranteed Non-voting
Non-Cumulative Perpetual Preferred Securities	€134m	60%
US$800 million
Fixed Rate / Variable Rate Guaranteed Non-voting
Non-Cumulative Perpetual Preferred Securities	US$339m	73%
US$400 million
Fixed Rate / Variable Rate Guaranteed Non-voting
Non-Cumulative Perpetual Preferred Securities	US$180m	72%
Stg£500 million
Fixed Rate / Variable Rate Guaranteed
Non-voting Non-Cumulative Perpetual Preferred Securities	Stg£32m	58%
US$150 million Floating Rate Note (FRN)
(accounted for as preference equity*)	US$70m	58%
*
The difference of €24 million between the fair value of the consideration of €29 million and the carrying value of the notes of €53 million is shown as an increase in retained earnings and is included in the Statement of Changes in Equity (see page F-7).

The net gain after transaction costs on the debt for equity offer on subordinated liabilities amounted to €276 million (€269 million after taxation) being the difference between the fair value of the consideration of €588 million and the carrying value of the securities of €871 million less transaction costs of €7 million.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9      GAIN ON LIABILITY MANAGEMENT EXERCISES (Continued)

Nine month period ended 31 December 2009

During the nine month period ended 31 December 2009, the Group repurchased certain subordinated liabilities for cash. The gains arising on these transactions are summarised below:

9 months ended 31 December 2009 €m
Repurchase of subordinated notes	1,037

Gain on liability management exercises	1,037

The following table summarises the results of the repurchase of these subordinated liabilities in the nine month period ended 31 December 2009.

Undated securities Description	Total nominal amount repurchased during the period	Price (% of nominal amount repurchased)
€600 million 7.40% Guaranteed Step-up Callable
Perpetual Preferred Securities	€124m	50%
Stg£350 million
6.25% Guaranteed Callable Perpetual Preferred Securities	Stg£304m	42%
€600 million
Fixed Rate / Variable Rate Guaranteed Non-voting
Non-Cumulative Perpetual Preferred Securities	€250m	38%
US$800 million
Fixed Rate / Variable Rate Guaranteed Non-voting
Non-Cumulative Perpetual Preferred Securities	US$400m	40%
US$400 million
Fixed Rate / Variable Rate Guaranteed Non-voting
Non-Cumulative Perpetual Preferred Securities	US$200m	40%
Stg£500 million
Fixed Rate / Variable Rate Guaranteed
Non-voting Non-Cumulative Perpetual Preferred Securities	Stg£463m	40%

The net gain after transaction costs on the repurchase of the subordinated liabilities amounted to €1,037 million (€1,029 million after taxation) being the net of the consideration paid of €683 million and the carrying value of the securities of €1,720 million.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10    OTHER OPERATING INCOME

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Other insurance income	49	70	54
Other income	7	55	(104)
Movement in value of in force asset (note 59)	(19)	41	29
Transfer from available for sale reserve on asset disposal	(28)	15	55
Elimination of investment return on treasury stock held for the benefit of policyholders in the Life business (note 8)	1	10	(3)
Dividend Income	2	8	—

Other operating income	12	199	31

Included within other income is a net charge of €12 million (year ended 31 December 2010: gain of €26 million; nine month period ended 31 December 2009: charge of €62 million) arising on fair value movements on international investment properties and related activities. In addition, other income for the nine month period ended 31 December 2009 included a charge of €74 million arising from an unfavourable court ruling in connection with a European property investment.

11    INSURANCE CONTRACT LIABILITIES AND CLAIMS PAID

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Surrenders	(795)	(597)	(480)
Death and critical illness	(148)	(108)	(105)
Annuities	(41)	(65)	(34)
Maturities	(1)	(3)	(3)
Other	(39)	(35)	(34)

Gross claims	(1,024)	(808)	(656)
Reinsurance	53	47	38

Net claims paid	(971)	(761)	(618)

Change in contract liabilities:
Gross	151	(530)	(1,023)
Reinsurance	70	23	179

Net change in insurance contract liabilities	221	(507)	(844)

Net insurance contract liabilities and claims paid	(750)	(1,268)	(1,462)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12    OTHER OPERATING EXPENSES

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Administrative expenses
—Staff costs (see analysis below)	862	1,003	789
—Other administrative expenses	635	645	479
Depreciation
—Intangible assets (note 34)	99	107	75
—Property, plant and equipment (note 36)	37	40	32
(Reversal) / impairment of intangible assets	(4)	(2)	6
Revaluation of property	15	10	6

Total other operating expenses	1,644	1,803	1,387

Staff costs are analysed as follows:
Wages and salaries	692	748	569
Social security costs	72	76	61
Retirement benefit costs (defined benefit plans) (note 46)	88	174	147
Retirement benefit costs (defined contribution plans)	2	—	2
Share based payment schemes	—	(6)	—
Other	8	11	10

Staff costs	862	1,003	789

Retirement benefit costs (defined benefit plans) exclude a gain of €2 million (year ended 31 December 2010: a gain of €733 million; nine month period ended 31 December 2009: €nil) in relation to the impact of amendments to defined benefit pension schemes. This gain has been shown as a separate line item on the income statement and further details are set out in note 46.

Included in Other administrative expenses above is an amount of €69 million (year ended 31 December 2010: €65 million; nine month period ended 31 December 2009: €49 million) in relation to operating lease payments.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12    OTHER OPERATING EXPENSES (Continued)

Staff numbers

In the year ended 31 December 2011 the average number of staff (full time equivalents) was 13,671 (year ended 31 December 2010: 14,284; nine month period ended 31 December 2009: 14,755) categorised as follows in line with the operating segments as stated in note 2.

	Year ended 31 December 2011	Year ended 31 December 2010	9 months ended 31 December 2009
Retail Ireland	5,374	5,594	5,698
Bank of Ireland Life	1,073	1,016	1,071
Retail UK	2,236	2,505	2,865
Corporate and Treasury	925	1,342	1,557
Group Centre	4,063	3,827	3,564

Total	13,671	14,284	14,755

The decrease in staff numbers in Corporate and Treasury reflects the sales of BIAM and BoISS during the year ended 31 December 2011 and further details are set out in note 19.

The number of staff (full time equivalents) at 31 December 2011 was 13,234 (year ended 31 December 2010: 14,235; nine month period ended 31 December 2009: 14,647).

13    AUDITORS' REMUNERATION (excluding VAT)

	Note		RoI (i) €m	Overseas (ii) €m	Year ended 31 December 2011 Total €m	Year ended 31 December 2010 Total €m	9 months ended 31 December 2009 Total €m
Audit and assurance services
Statutory audit			2.3	0.9	3.2	4.1	3.8
Assurance services
—Assurance services relating to Capital Raising			1.8	—	1.8	0.8	—
—Other assurance services	(iii	)	2.3	0.5	2.8	3.4	4.3

			6.4	1.4	7.8	8.3	8.1
Other services
Taxation services			0.1	0.1	0.2	0.4	0.3
Other non-audit services	(iv	)	—	0.3	0.3	—	—

Auditors' remuneration			6.5	1.8	8.3	8.7	8.4

The figures in the above table relate to fees paid to PricewaterhouseCoopers (PwC). The Group Audit Committee has reviewed the level of fees and is satisfied that it has not affected the independence of the auditors.

(i)
Fees paid to the Statutory Auditor, PricewaterhouseCoopers Ireland;

(ii)
Fees to overseas auditors principally consist of fees to PricewaterhouseCoopers in the UK;

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13    AUDITORS' REMUNERATION (excluding VAT) (Continued)

(iii)
Other assurance services consist primarily of fees in connection with reporting to regulators, review of the interim financial statements, letters of comfort, review of compliance with Government Guarantee Schemes, reporting on Sarbanes-Oxley, reporting accountants' work and other accounting matters; and

(iv)
Other non-audit services consist primarily of fees for translation services and other assignments.

14    IMPAIRMENT CHARGES ON FINANCIAL ASSETS (excluding assets sold to NAMA)

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Loans and advances to customers (note 31)	1,939	1,859	2,333
Available for sale financial assets (AFS) (note 26)	21	168	2

Impairment charges on financial assets (excluding assets sold to NAMA)	1,960	2,027	2,335

The analysis of the impairment charge for the year ended 31 December 2010 and the nine month period ended 31 December 2009 between loans and advances to customers and assets held for sale to NAMA has been re-presented on the basis of the loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010 to enhance comparability with no change to the total impairment charge.

In the 2010 Annual Report, the amount disclosed in respect of impairment charges on financial assets (excluding assets sold or held for sale to NAMA) for the year ended 31 December 2010 was €2,055 million (nine month period ended 31 December 2009: €2,373 million).

15    IMPAIRMENT CHARGES ON ASSETS SOLD TO NAMA

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Impairment charges on assets sold to NAMA (note 29)	44	257	1,722

At 31 December 2011, the Group did not have any assets held for sale to NAMA (31 December 2010: €804 million, after impairment provisions of €75 million; nine month period ended 31 December 2009: €9,581 million, after impairment provisions of €2,778 million).

The analysis of the impairment charge for the year ended 31 December 2010 and the nine month period ended 31 December 2009 between loans and advances to customers and assets held for sale to NAMA has been re-presented on the basis of the loans sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010 to enhance comparability with no change to the total impairment charge.

In the 2010 Annual Report, the amount disclosed in respect of impairment charges on assets sold or held for sale to NAMA at 31 December 2010 was €229 million (nine month period ended 31 December 2009: €1,684 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16    GAIN / (LOSS) ON SALE OF ASSETS TO NAMA INCLUDING ASSOCIATED COSTS

The gain / (loss) on sale of assets to NAMA which reflects those assets that were sold to NAMA during the year ended 31 December 2011 and the year ended 31 December 2010 is set out below. There were no assets sold to NAMA during the nine month period ended 31 December 2009.

	Year ended 31 December 2011		Year ended 31 December 2010
Gain / (loss) on sale of assets to NAMA	€m	€m	€m	€m
Fair value of consideration(1)		246		5,046
Assets transferred
—Loans sold to NAMA (nominal value)	(498)		(9,340)
—Derivatives sold to NAMA (fair value)	—		(61)
—Impairment provisions at date of sale	198	(300)	2,237	(7,164)

Other items(2)		(3)		(123)

		(57)		(2,241)
Adjustment to consideration in respect of assets transferred during 2010(3)		90		—

Gain / (loss) on sale of assets to NAMA		33		(2,241)

(1)
The consideration consists of the fair value of NAMA senior bonds (representing 95% of the nominal consideration) and the fair value of NAMA subordinated bonds (representing 5% of the nominal consideration) (see note 27 and note 26).

(2)
Other items includes provision for servicing liability, other related sale costs and adjustments in respect of movements in assets between the due diligence valuation date and the date at which they transferred to NAMA.

(3)
As at 31 December 2010, the final NAMA due diligence process was still ongoing for €3.6 billion of assets transferred to NAMA. Given the uncertainty over the final consideration for these transferred assets, the Group was required to estimate the amount receivable from NAMA. The ultimate amount received from NAMA was greater than originally anticipated by €90 million.

During the year ended 31 December 2011, the Group sold €498 million of assets to NAMA (year ended 31 December 2010: €9,401 million) before impairment provisions at the date of sale of €198 million (year ended 31 December 2010: €2,237 million). The fair value of the consideration received for these assets amounted to €246 million (year ended 31 December 2010: €5,046 million). After taking account of other items and the adjustment to consideration in respect of assets transferred during 2010, the Group's gain on sale of assets to NAMA was €33 million (year ended 31 December 2010: a loss of €2,241 million).

At 31 December 2011, the Group did not have any assets held for sale to NAMA (31 December 2010: €804 million, after impairment provisions of €75 million) (note 29).

17    LOSS ON DELEVERAGING OF FINANCIAL ASSETS

The Group announced the deleveraging of financial assets with a carrying value of €8.6 billion of which €7.6 billion had been completed and derecognised by 31 December 2011. €0.9 billion of the remaining €1 billion in assets announced has been completed and derecognised since 31 December 2011 with the remaining €0.1 billion expected to settle in the coming months.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17    LOSS ON DELEVERAGING OF FINANCIAL ASSETS (Continued)

An analysis of the deleveraging completed during 2011 (which includes the sale of loan portfolios to third parties together with managed re-financing decisions taken by the Group) is set out below:

Year ended 31 December 2011	Consideration received (net of costs) €m	Carrying value of assets derecognised €m	Loss €m
Retail UK division
UK Investment Property loan portfolio	1,169	1,464	(295)
UK Mortgage loan portfolio	1.275	1,399	(124)
Corporate and Treasury division
Project Finance loan portfolios	833	944	(111)
US Investment Property loan portfolio	803	805	(2)
Other international loans	2,916	2,949	(33)

Total	6,996	7,561	(565)

The assets of €1.0 billion which the Group has contracted to sell but where the sale had not completed by 31 December 2011 are reported as other assets classified as held for sale as at 31 December 2011 and further information is shown in note 30.

UK Investment Property loan portfolio

A loan portfolio and certain associated derivatives with a carrying value of €1.5 billion was sold to Kennedy Wilson and its institutional partners. The consideration for these loans was €1.2 billion, giving rise to a loss on disposal after transaction costs of €0.3 billion. The sale was completed in December 2011.

UK Mortgage loan portfolio

A loan portfolio with a carrying value of €1.4 billion was sold to The Mortgage Works (UK) plc, a wholly owned subsidiary of Nationwide Building Society. The consideration for these loans was €1.3 billion, giving rise to a loss on disposal after transaction costs of €0.1 billion. The sale was completed in December 2011.

Project Finance loan portfolios

During 2011, the Group agreed the sale of Project Finance loans with a total carrying value of €1.3 billion to GE Energy Financial Services, Sumitomo Mitsui Banking Corporation and other third parties. By 31 December 2011, €944 million of these sales had completed and the assets were derecognised. The consideration received for these loans was €833 million, giving rise to a loss on disposal after transaction costs of €111 million.

As a result, as at 31 December 2011, the Group had a remainder of €0.4 billion of loans that were contracted to sell. These loans are reported as other assets classified as held for sale at 31 December 2011 (see note 30).

US Investment Property loan portfolio

A loan portfolio with a carrying value of €0.8 billion was sold to Wells Fargo Bank N.A. for a consideration of €0.8 billion. The sale was completed during September 2011.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17    LOSS ON DELEVERAGING OF FINANCIAL ASSETS (Continued)

Other International loans

Other International loans with a carrying value of €2.9 billion were derecognised during 2011, principally through managed refinancing decisions taken by the Group.

Year ended 31 December 2010 and nine month period ended 31 December 2009

The Group 2011 PCAR / PLAR requirements were set down during 2011, therefore there is no comparative information for the year ended 31 December 2010 or the nine month period ended 31 December 2009.

18    SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES (after tax)

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
First Rate Exchange Services (note 33)	37	37	27
Property unit trust (note 33)	3	7	10
Paul Capital Investments LLC	—	—	1
Other joint ventures	—	—	(1)
Associates	(1)	5	(2)

Share of results of associates and joint ventures (after tax)	39	49	35

Summarised aggregated financial information for Bank of Ireland's associates and joint ventures is as follows:

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Income statement amounts:
Income	191	195	154
Gross Profit	164	164	119
Profit before tax	116	127	84
Profit after tax	90	98	63
Balance sheet amounts:
Current Assets	305	375	357
Non-current assets	341	329	291
Current liabilities	(159)	(218)	(210)
Non-current liabilities	—	(1)	—

Net assets	487	485	438

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19    PROFIT / (LOSS) ON DISPOSAL OF BUSINESS ACTIVITIES

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Corporate and Treasury division
Bank of Ireland Asset Management (BIAM)	39	—	—
Bank of Ireland Security Services (BoISS)	32	—	—
Paul Capital Investments LLC	—	—	—
Impairment of goodwill in Burdale	(45)	—	—
Iridian Asset Management LLC	—	—	(10)
Guggenheim Alternative Asset Management LLC	—	—	7
Retail Ireland division
Foreign Currency Exchange Corporation (FCE) Corporation	8	—	—

Profit / (loss) on disposal of business activities	34	—	(3)

Bank of Ireland Asset Management (BIAM)

In line with the commitments given in the EU Restructuring plan, on 22 October 2010 the Group announced the sale of BIAM to State Street Global Advisors for cash consideration of €57 million, subject to certain conditions. On 10 January 2011, all conditions of the sale were satisfied and the sale was completed, with a resulting profit of €39 million.

Bank of Ireland Securities Services (BoISS)

On 24 February 2011, the Group announced the sale of BoISS to Northern Trust Corporation for cash and deferred consideration. The fair value of the consideration was estimated to be €51 million and the sale was completed on 1 June 2011, with a resulting profit of €32 million.

Paul Capital Investments LLC

In line with the commitments given in the EU Restructuring plan, on 21 April 2011 the Group completed the sale of its 50% holding in Paul Capital Investments LLC to the firm's existing management team for consideration of €9 million. The profit was less than €1 million.

Impairment of goodwill in Burdale Financial Holdings Limited (Burdale)

The Group incurred a charge of €45 million, being the impairment of the goodwill in Burdale following the announcement on 19 December 2011 of the sale of this business to Wells Fargo International Banking Corporation. The sale completed on 1 February 2012, resulting in a loss of €6 million which will be included in the income statement for the year ended 31 December 2012.

Foreign Currency Exchange Corporation (FCE) Corporation

In line with the commitments given in the EU Restructuring plan, on 9 May 2011 the Group announced the sale of FCE Corporation to Wells Fargo Bank N.A. for consideration of €31 million. On 1 August 2011, all conditions were satisfied and the sale was completed with a resulting profit of €8 million.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19    PROFIT / (LOSS) ON DISPOSAL OF BUSINESS ACTIVITIES (Continued)

31 December 2010

Interest income in the twelve month period ended 31 December 2010 includes a gain of €15 million arising on the re-measurement of a loan note received as consideration for the disposal of a business activity in the nine month period ended 31 December 2009, due to an increase in the expected cash flows.

20    TAXATION

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Current tax
Irish Corporation Tax
—Current year	(25)	(21)	(19)
—Prior year	32	11	5
Double taxation relief	2	2	1
Foreign tax
—Current year	(49)	(29)	2
—Prior year	7	(2)	(1)

	(33)	(39)	(12)
Deferred tax credit
Origination and reversal of temporary differences (note 45)	263	380	356

Taxation credit	230	341	344

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20    TAXATION (Continued)

The reconciliation of tax on the loss before taxation at the standard Irish corporation tax rate to the Group's actual tax credit for the year ended 31 December 2011, the year ended 31 December 2010 and the nine month period ended 31 December 2009 is as follows:

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Loss before tax multiplied by the standard rate of corporation tax in Ireland of 12.5% (2010: 12.5%; 2009: 12.5%)	24	119	227
Effects of:
Gains arising on repurchase of subordinated liabilities	185	156	121
Foreign earnings subject to different rates of tax	84	51	70
Other adjustments for tax purposes	(4)	49	(12)
Previously unrecognised deferred tax assets	—	15	—
Non-deductible goodwill impairment	(13)	—	—
Share of results of associates and joint ventures shown post tax in the income statement	5	6	3
Elimination of investment return on treasury stock held for the benefit of policyholders	—	2	(1)
Impact of corporation tax rate change on deferred tax	(18)	(10)	—
Non-deductible expenses	(32)	(15)	(9)
Prior year adjustments	10	—	—
Bank of Ireland Life companies—different basis of accounting	(23)	(32)	(55)
Tax exempt profits on disposal of business activities	12	—	—

Taxation credit	230	341	344

The effective taxation rate for the year ended 31 December 2011 is a credit of 121% (year ended 31 December 2010: credit of 36%; nine month period ended 31 December 2009: credit of 19%). Excluding the impact of the gain on liability management exercises, loss on disposal of loan books, gains arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss', gain on disposal of business activities, gross-up for policyholder tax in the Life business, impact of changes in pension benefits, cost of restructuring programmes, investment return on treasury stock held for policyholders and impact of 'coupon stopper' on subordinated debt the effective taxation rate was 11% compared to a rate of 14% for the year ended 31 December 2010 and a rate of 16% for the nine month period ended 31 December 2009.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20    TAXATION (Continued)

Tax effects relating to each component of other comprehensive income

	Year ended 31 December 2011			Year ended 31 December 2010			9 months ended 31 December 2009
	Pre tax amount €m	Tax (charge) / credit €m	Net of tax amount €m	Pre tax amount €m	Tax (charge) / credit €m	Net of tax amount €m	Pre tax amount €m	Tax (charge) / credit €m	Net of tax amount €m
Net change in revaluation reserve	(8)	2	(6)	(18)	3	(15)	(60)	7	(53)
Cash flow hedge
Changes in fair value	(1,034)	234	(800)	(205)	100	(105)	(555)	136	(419)
Transfer to income statement	1,380	(266)	1,114	520	(140)	380	676	(175)	501

Net change in cash flow hedge reserve	346	(32)	314	315	(40)	275	121	(39)	82

Available for sale
Changes in fair value	68	(8)	60	(402)	48	(354)	1,110	(137)	973
Transfer to income statement
—On asset disposal	28	(4)	24	(15)	2	(13)	(55)	6	(49)
—Impairment	21	(2)	19	168	(21)	147	—	—	—

Net change in reserve	117	(14)	103	(249)	29	(220)	1,055	(131)	924

Net actuarial (loss) / gain on defined benefit pension funds	(137)	20	(117)	465	(74)	391	(99)	25	(74)
Foreign exchange transaction gains	180	—	180	157	—	157	117	—	117

Other comprehensive income for the period	498	(24)	474	670	(82)	588	1,134	(138)	996

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21    LOSS PER SHARE

The calculation of basic loss per unit of €0.05 (2010: €0.10; 2009: €0.64) ordinary stock is based on the profit / (loss) attributable to ordinary stockholders divided by the weighted average number of units of ordinary stock in issue excluding treasury stock and own stock held for the benefit of life assurance policyholders.

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Basic
Profit / (loss) attributable to stockholders	45	(614)	(1,460)
Dividends on other equity interests	(7)	—	(4)
Dividend on 2009 Preference Stock	(188)	(231)	(210)
Repurchase of capital note (note 49)	41	24	—

Loss attributable to ordinary stockholders	(109)	(821)	(1,674)

Weighted average number of units of stock in issue excluding treasury stock and own stock held for the benefit of life assurance policyholders	15,704	3,811	1,587

Basic loss per share (cent)	(0.7)	*(21.5)	*(105.5)

*
Restated to reflect the bonus element of the Rights issue which took place in July 2011.

As set out in note 48, 19,078 million new units of €0.05 ordinary stock were issued in July 2011 at €0.10 per share on the basis of eighteen new units of ordinary stock for every five units held under the terms of the Rights Issue. The actual cum rights price on 11 July 2011, the last day of quotation cum rights, was €0.101 per unit of ordinary stock and the theoretical ex-rights price per unit of €0.05 ordinary stock was therefore €0.1002 per share. The comparative loss per share figures have been calculated by applying a factor of 1.007809 to the average number of units of ordinary stock in issue for the year ended 31 December 2010 and the nine month period ended 31 December 2009 in order to adjust for the bonus element of the Rights Issue.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21    LOSS PER SHARE (Continued)

Diluted

The diluted loss per share is based on the earnings / loss attributable to ordinary stockholders divided by the weighted average ordinary stock in issue excluding treasury stock and own stock held for the benefit of life assurance policyholders adjusted for the effect of all dilutive potential ordinary stock.

	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m
Diluted
Earnings / (loss) attributable to stockholders	45	(614)	(1,460)
Dividends on other equity interests	(7)	—	(4)
Dividend on 2009 Preference Stock	(188)	(231)	(210)
Repurchase of capital note (note 9)	41	24	—

Loss attributable to ordinary stockholders	(109)	(821)	(1,674)

Weighted average number of units of stock in issue excluding treasury stock and own stock held for the benefit of life assurance policyholders	15,704	3,811	1,587
Effect of all dilutive potential ordinary stock	—	—	—

	15,704	3,811	1,587

Diluted loss per share (cent)	(0.7)	*(21.5)	*(105.5)

*
Restated to reflect the bonus element of the Rights issue which took place in July 2011.

Where a dividend on the 2009 Preference Stock is not paid in either cash or units of ordinary stock, that dividend must subsequently be paid in the form of units of ordinary stock before a subsequent dividend on the 2009 Preference Stock or dividend on ordinary stock can be paid. The dividend required for the year ended 31 December 2011 has been deducted in the calculation of basic and diluted loss per share.

For the years ended 31 December 2011 and 31 December 2010 and for the nine month period ended 31 December 2009 there was no difference in the weighted average number of units of stock used for basic and diluted net loss per share as the effect of all potentially dilutive ordinary units of stock outstanding was anti-dilutive.

As at 31 December 2011 there were stock options over 3 million units of ordinary units of stock (31 December 2010: 9 million units of potential ordinary stock; 31 December 2009: 12 million units of potential ordinary stock and warrants issued to NPRFC over 335 million units of stock) which could potentially have a dilutive impact in the future, but which were anti-dilutive in the year ended 31 December 2011, the year ended 31 December 2010 and the nine month period ended 31 December 2009 respectively.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22    TRADING SECURITIES

	31 December 2011 €m	31 December 2010 €m
Debt securities—listed	6	151

Trading securities	6	151

The Group holds a portfolio of bonds for trading purposes with an average rating of A (31 December 2010: BBB+).

23    DERIVATIVE FINANCIAL INSTRUMENTS

The Group's use, objectives and policies on managing the risks that arise in connection with derivatives, including the policies for hedging, are included in the Risk Management Report on pages 232 to 236. The notional amounts of certain types of derivatives do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group's exposure to credit risk. The derivative instruments give rise to assets or liabilities as a result of fluctuations in market rates or prices relative to their terms.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23    DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

The notional amounts and fair values of derivative instruments held by the Group are set out in the following tables:

		Fair Values
31 December 2011	Contract / notional amount €m	Assets €m	Liabilities €m
Derivatives held for trading
Foreign exchange derivatives
Currency forwards	10,417	93	166
Currency swaps	768	36	52
Over the counter currency options	371	3	3

Total foreign exchange derivatives held for trading	11,556	132	221

Interest rate derivatives
Interest rate swaps	177,753	2,837	2,838
Cross currency interest rate swaps	12,586	872	598
Forward rate agreements	3,035	3	2
Over the counter interest rate options	5,441	98	91

Total interest rate derivatives held for trading	198,815	3,810	3,529

Equity contracts and credit derivatives
Equity index-linked contracts held	5,125	130	83
Equity conversion feature in Contingent Capital note	1,000	84	—
Credit derivatives	378	2	2

Total derivative assets / liabilities held for trading	216,874	4,158	3,835

Derivatives held for hedging
Derivatives designated as fair value hedges
Interest rate swaps	22,661	672	535
Cross currency interest rate swaps	732	93	3

Total designated as fair value hedges	23,393	765	538

Derivatives designated as cash flow hedges
Interest rate swaps	80,798	1,369	1,325
Cross currency interest rate swaps	15,772	69	320
Currency forwards	19	1	—

Total designated as cash flow hedges	96,589	1,439	1,645

Total derivative assets / liabilities held for hedging	119,982	2,204	2,183

Total derivative assets / liabilities	336,856	6,362	6,018

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23    DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

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

As set out in its Risk Management Report on page 236, the Group uses netting arrangements and collateral agreements to reduce its exposure to credit losses. Of the derivative assets of €6.4 billion at 31 December 2011 (31 December 2010: €6.4 billion), €3.9 billion (31 December 2010: €3.5 billion) are

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23    DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

available for offset against derivative liabilities under netting arrangements. These transactions do not meet the criteria under IAS 32 to enable the assets to be presented net of the liabilities.

Placements with other banks includes cash collateral of €2.2 billion (31 December 2010: €1.8 billion) placed with derivative counterparties in respect of a net derivative liability position of €2.1 billion (31 December 2010: €2.1 billion).

Net derivative assets of €2.5 billion (31 December 2010: €2.9 billion) are not covered by master netting arrangements or relate to counterparties covered by master netting arrangements with whom a net asset position was held at the balance sheet date. At 31 December 2011 cash collateral of €1.1 billion (31 December 2010: €0.7 billion) was held against these assets and is reported within Deposits from banks (note 38).

The Group designates certain derivatives as hedging instruments in either fair value or cash flow hedge relationships.

Fair value hedges

Certain interest rate and cross currency interest rate derivatives are designated as hedging instruments. These are primarily used to reduce the interest rate and foreign exchange exposure on the Group's fixed rate debt held and debt issued portfolios.

Cash flow hedges

The Group designates certain interest rate and currency derivatives in cash flow hedge relationships in order to hedge the exposure to variability in future cash flows arising from floating rate assets and liabilities and from foreign currency assets. Movements in the cash flow hedge reserve are shown in the statement of changes in equity (page F-8).

The years in which the hedged cash flows are expected to occur are shown in the table below.

31 December 2011	1 year €m	1 to 2 years €m	2 to 5 years €m	5 years €m	Total €m
Forecast receivable cash flows	12,479	3,698	876	611	17,664

Forecast payable cash flows	(220)	(199)	(412)	(712)	(1,543)

31 December 2010	1 year €m	1 to 2 years €m	2 to 5 years €m	5 years €m	Total €m
Forecast receivable cash flows	214	285	1,038	460	1,997

Forecast payable cash flows	(1,217)	(1,663)	(919)	(772)	(4,571)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23    DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

The hedged cash flows are expected to impact the income statement in the following years, excluding any hedge accounting adjustments that may be applied:

31 December 2011	1 year €m	1 to 2 years €m	2 to 5 years €m	5 years €m	Total €m
Forecast receivable cash flows	16,252	285	567	560	17,664

Forecast payable cash flows	(278)	(176)	(398)	(691)	(1,543)

31 December 2010	1 year €m	1 to 2 years €m	2 to 5 years €m	5 years €m	Total €m
Forecast receivable cash flows	254	307	1,015	421	1,997

Forecast payable cash flows	(2,617)	(344)	(881)	(729)	(4,571)

The increase in hedged cash flows during the year ended 31 December 2011 is due to the designation in cash flow hedge relationships of cross currency swaps entered into by the Group to hedge foreign currency assets.

During the year ended 31 December 2011 and 31 December 2010, there were no forecast transactions to which the Group has applied hedge accounting which were no longer expected to occur.

24    OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	31 December 2011 €m	31 December 2010 €m
Equity securities	5,934	7,186
Government bonds	1,812	1,776
Unit trusts	954	786
Debt securities	165	202
Loans and advances	49	95

Other financial assets at fair value through profit or loss	8,914	10,045

A portion of the Group's life assurance business takes the legal form of investment contracts, under which legal title to the underlying asset is held by the Group, but the inherent risks and rewards in the assets are borne by the policyholders. Due to the nature of these contracts, the carrying value of the assets is always the same as the value of the liabilities due to policyholders and any change in the value of the assets results in an equal change in the value of the amounts due to policyholders. The associated liabilities are included in liabilities to customers under investment contracts and insurance contract liabilities on the balance sheet. At 31 December 2011, such assets amounted to €7,881 million (31 December 2010: €9,074 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25    LOANS AND ADVANCES TO BANKS

	31 December 2011 €m	31 December 2010 €m
Placements with other banks	6,088	4,062
Mandatory deposits with central banks	1,392	3,102
Funds placed with central banks	162	216
Securities purchased with agreement to resell	417	79

	8,059	7,459

Less allowance for impairment on loans and advances to banks	—	(1)
Loans and advances to banks	8,059	7,458

Placements with other banks includes cash collateral of €2.2 billion (31 December 2010: €1.8 billion) placed with derivative counterparties in relation to net derivative liability positions (note 23).

For the purpose of disclosure of credit risk exposures, loans and advances to banks are included within other financial instruments of €33.9 billion (31 December 2010: €38.6 billion) in the Risk Management Report on page 201.

The Group has entered into transactions to purchase securities with agreement to resell and has accepted collateral that it is permitted to sell or repledge in the absence of default by the owner of the collateral. The fair value of this collateral at 31 December 2011 was €417 million (31 December 2010: €79 million).

An amount of €1,012 million included within mandatory deposits with central banks relates to collateral in respect of notes in circulation (31 December 2010: €967 million).

26    AVAILABLE FOR SALE FINANCIAL ASSETS

	31 December 2011 €m	31 December 2010 €m
Government bonds	4,568	3,736
Other debt securities
—listed	5,326	11,197
—unlisted	315	593
Equity securities
—listed	1	1
—unlisted	52	49

Available for sale financial assets	10,262	15,576

At 31 December 2011, available for sale financial assets of €7.8 billion (31 December 2010: €12.9 billion) had been pledged to third parties in sale and repurchase agreements. The Group has not derecognised any securities delivered in repurchase agreements.

Included within unlisted debt securities are NAMA subordinated bonds with a fair value of €113 million (31 December 2010: €98 million) and a nominal value of €280 million (31 December 2010: €271 million). These bonds represented 5% of the nominal consideration received for assets sold to NAMA, with the remaining 95% received in the form of NAMA senior bonds (note 27). The subordinated bonds are not

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26    AVAILABLE FOR SALE FINANCIAL ASSETS (Continued)

guaranteed by the State, they are not marketable and the payment of interest and repayment of capital is dependent on the performance of NAMA. An impairment charge of €70 million was incurred on the NAMA subordinated bonds during the year ended 31 December 2010.

The movement on available for sale financial assets is analysed as follows:

	31 December 2011 €m	31 December 2010 €m
At beginning of year	15,576	20,940
Revaluation, exchange and other adjustments	286	(105)
Additions	21,532	8,274
Sales	(3,152)	(4,328)
Redemptions	(24,008)	(9,047)
Amortisation	49	10
Impairment charge (note 14)	(21)	(168)

At end of year	10,262	15,576

During the year ended 31 March 2009 the Group reclassified available for sale financial assets with a carrying amount and fair value of €419 million to loans and advances to customers as they were no longer considered to be traded in an active market. At the date of this reclassification, the effective interest rate on reclassified assets ranged from 0.73% to 7.12% with expected recoverable cash flows of €753 million. At the date of this reclassification, the Group had the intention and ability to hold these assets for the foreseeable future or until maturity. No subsequent reclassifications have been made up to 31 December 2011.

	31 December 2011		31 December 2010
	Carrying amount €m	Fair Value €m	Carrying amount €m	Fair Value €m
AFS financial assets reclassified to loans and advances to customers	304	366	432	454

Interest income of €75 million (year ended 31 December 2010: €92 million) and an impairment charge of €5 million (year ended 31 December 2010: €24 million) have been recognised in the income statement for the year ended 31 December 2011 in relation to these assets. If the assets had not been reclassified a fair value gain of €5 million (year ended 31 December 2010: €36 million) would have been recognised in other comprehensive income and the impairment charge would have been €5 million (year ended 31 December 2010: €24 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27    NAMA SENIOR BONDS

	31 December 2011 €m	31 December 2010 €m
NAMA senior bonds	5,016	5,075

The Group received as consideration for the assets transferred to NAMA a combination of Government guaranteed bonds (NAMA senior bonds) issued by NAMA (95% of the nominal consideration) and NAMA subordinated bonds issued by NAMA (5% of the nominal consideration).

The interest rate on the NAMA senior bonds bonds is six month Euribor, set semi-annually on 1 March and 1 September. The contractual maturity of these bonds is 1 March 2012. NAMA may, with the consent of the Group, settle the bonds by issuing new bonds with the same terms and conditions and a maturity date of up to 364 days.

During the year ended 31 December 2011, the Group received bonds with a nominal value of €232 million as consideration for assets transferred to NAMA and bonds with a nominal value of €221 million were redeemed.

At 31 December 2011 and 31 December 2010, all NAMA senior bonds had been pledged to Monetary Authorities in sale and repurchase agreements.

28    LOANS AND ADVANCES TO CUSTOMERS

	31 December 2011 €m	31 December 2010 €m
Loans and advances to customers	104,006	117,510
Finance leases and hire purchase receivables (see below)	1,652	1,922

	105,658	119,432
Less allowance for impairment charges on loans and advances to customers (note 31)	(6,344)	(4,975)

Loans and advances to customers	99,314	114,457

Amounts include
Due from joint ventures	84	105

The net reduction in loans and advances to customers reflects deleveraging (note 17), impairment charges (note 14), net redemptions and the impact of foreign exchange movements.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28    LOANS AND ADVANCES TO CUSTOMERS (Continued)

Finance leases and hire purchase receivables

Loans and advances to customers include finance leases and hire purchase receivables, which are analysed as follows:

	31 December 2011 €m	31 December 2010 €m
Gross investment in finance leases:
Not later than 1 year	809	932
Later than 1 year and not later than 5 years	909	1,067
Later than 5 years	6	20

	1,724	2,019
Unearned future finance income on finance leases	(72)	(97)

Net investment in finance leases	1,652	1,922

The net investment in finance leases is analysed as follows:
Not later than 1 year	798	913
Later than 1 year and not later than 5 years	850	993
Later than 5 years	4	16

	1,652	1,922

The Group's material leasing arrangements include the provision of instalment credit and leasing finance for both consumer and business customers.

At 31 December 2011, the accumulated allowance for uncollectable minimum lease payments receivable was €61 million (31 December 2010: €65 million).

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

Further details on these SPEs, including details of entities that have issued liabilities which continue to be held by the Group and which are capable of being pledged to Monetary Authorities, are set out in note 58.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29    ASSETS HELD FOR SALE TO NAMA

During the year ended 31 December 2011, the Group completed the transfer of the remaining Eligible Bank Assets to NAMA, such that at 31 December 2011 the Group did not have any assets classified as held for sale to NAMA.

The movement on assets held for sale to NAMA is analysed as follows:

31 December 2011 Movements in assets held for sale to NAMA	Assets Gross €m	Impairment Provision €m	Carrying Value €m
Opening balance at 1 January 2011
Loans held for sale (including accrued interest of €4 million)	872	(75)	797
Derivatives held for sale	7	—	7

	879	(75)	804

Movements during the year
Sale of assets to NAMA	(498)	198	(300)
Changes in eligibility and other items	(381)	(79)	(460)
Impairment charges during the year (note 15)	—	(44)	(44)

Closing balance at 31 December 2011	—	—	—

31 December 2010 Movements in assets held for sale to NAMA	Assets Gross €m	Impairment Provision €m	Carrying Value €m
Opening balance at 1 January 2010
Loans held for sale (including accrued interest of €27 million)	12,266	(2,778)	9,488
Derivatives held for sale	93	—	93

	12,359	(2,778)	9,581

Movements during the year
Sale of assets to NAMA	(9,401)	2,237	(7,164)
Changes to scope of NAMA	(2,107)	692	(1,415)
Changes in eligibility and other items	28	3	31
Impairment charges during the year (note 15)	—	(229)	(229)

Closing balance at 31 December 2010	879	(75)	804

Of which
Loans held for sale (including accrued interest of €4 million)	872	(75)	797
Derivatives held for sale	7	—	7

Closing balance at 31 December 2010	879	(75)	804

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29    ASSETS HELD FOR SALE TO NAMA (Continued)

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

During the year ended 31 December 2011, the Group transferred €498 million of assets (before impairment provisions of €198 million) to NAMA (year ended 31 December 2010: €9,401 million of assets (before impairment provisions of €2,237 million)).

In April 2009, the Minister for Finance announced that NAMA would be established with the purpose of strengthening the Irish financial sector and the NAMA legislation was enacted into law in November 2009 with the Bank participating in it from January 2010.

NAMA was given the power to acquire from Participating Institutions, Eligible Bank Assets, i.e. land and development loans and certain associated loans. The geographic distribution of the loans related to exposures both within and outside Ireland. The Eligible Bank Assets included interest rate derivative contracts sold to borrowers by Participating Institutions that related to hedging the interest rate exposure on the loans being acquired.

In acquiring such assets, NAMA applied a valuation methodology which took account of the market value of the Eligible Bank Assets on 30 November 2009 and the long term economic value, on a loan by loan basis. As the loan quality, geographic distribution and type of loans varied from financial institution to financial institution, each loan was valued individually. As a result the aggregate discount applied to gross loan values in determining the consideration paid by NAMA varied from financial institution to financial institution. Participating Institutions were required to accept the valuations set by NAMA, subject only to certain limited rights of objection.

The assets and liabilities were derecognised when substantially all of the risks and rewards were transferred to NAMA, which was the date when ownership of, or the beneficial interest in, the assets was legally transferred to NAMA. Up until the date of derecognition, loans and advances continued to be measured at amortised cost less any incurred impairment provisions and derivatives held for sale to NAMA were measured at fair value through profit or loss.

The Group incurred a loss on disposal of the assets to NAMA arising primarily from the difference between the fair value of the consideration received and the carrying value of the assets disposed of.

The consideration received from NAMA was measured at fair value at initial recognition.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29    ASSETS HELD FOR SALE TO NAMA (Continued)

As at 31 December 2010, the Group had €804 million of assets held for sale to NAMA as set out below:

Assets held for sale to NAMA	31 December 2010 €m
Land and development loans	153
Associated loans (primarily investment loans)	715

868
Impairment provisions	(75)

793
Derivatives	7
Accrued interest	4

Total assets held for sale to NAMA	804

Analysed by operating segment
Retail Ireland	5
Retail UK	618
Corporate and Treasury	181

Total assets held for sale to NAMA	804

30    OTHER ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

Assets classified as held for sale	31 December 2011 €m	31 December 2010 €m
Project Finance Loan Portfolios	998	—
UK Mortgage Loan Portfolio	802	—
Assets of Burdale	646	—
Assets of Foreign Currency Exchange Corporation (FCE Corporation)	—	59
Assets of Bank of Ireland Asset Management (BIAM)	—	44
Assets of Bank of Ireland Securities Services (BoISS)	—	6
Share of net assets of Paul Capital Investments LLC	—	10

Total	2,446	119

Liabilities classified as held for sale	31 December 2011 €m	31 December 2010 €m
Liabilities of Burdale	13	—
Liabilities of BIAM	—	29
Liabilities of FCE Corporation	—	23

Total	13	52

Following on from the 2011 PLAR, at 31 December 2011 the Group considered that it was highly probable that the following loan portfolios totalling €2.4 billion (of which €1.0 billion were contracted to sell as at

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30    OTHER ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE (Continued)

31 December 2011) would be disposed of within twelve months and they are classified as assets held for sale:

•
The Project Finance business (excluding its Irish business), forming part of the Corporate and Treasury division, with remaining assets consisting of loans and advances to customers of €1 billion of which €0.4 billion was contracted in 2011. Of the €0.4 billion contracted in 2011, €0.3 billion in assets has been completed and derecognised since 31 December 2011 with the remaining €0.1 billion expected to settle in the coming months.

•
UK Mortgage Loan Portfolio forming part of the Retail UK division, consisting of loans and advances to customers of €0.8 billion; and

•
Burdale, an asset-based lending business forming part of the Corporate and Treasury division, with net assets consisting primarily of loans and advances to customers of €0.6 billion. The sale of Burdale was agreed in December 2011 and completed in February 2012 (note 64).

The loan portfolios continue to be measured on the same basis as prior to their classification as assets held for sale. In particular, loans and advances to customers continue to be measured at amortised cost less any incurred impairment losses. Associated derivatives continue to be measured at fair value through profit or loss.

The Group expects to incur a loss on disposal of these loan portfolios.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31    IMPAIRMENT PROVISIONS

The Group's loan portfolios and related impairment provisions at 31 December 2011 are classified as follows:

31 December 2011	Assets Gross €m	Impairment provision €m	Carrying value €m
Loans and advances to customers (note 28)	105,658	(6,344)	99,314
Loans classified as held for sale	2,444	(21)	2,423

Total	108,102	(6,365)	101,737

The following tables show the movement in the impairment provisions during the year ended 31 December 2011 and 31 December 2010.

31 December 2011	Residential mortgages €m	Non- Property SME and corporate €m	Property and construction €m	Consumer €m	Total impairment provisions €m
Impaired financial assets	1,474	4,043	7,623	338	13,478

Provision at 1 January 2011	725	1,475	2,529	321	5,050
Exchange adjustments	4	11	32	1	48
Charge against income statement	470	497	936	80	1,983
—Loans and advances to customers	469	497	893	80	1,939
—Assets sold to NAMA	1	—	43	—	44
Recoveries	(2)	1	(2)	10	7
Amounts written off	(49)	(254)	(166)	(147)	(616)
Release of provision on sale of assets to NAMA	(4)	—	(194)	—	(198)
Release of provision on loan book disposals	—	(25)	15	—	(10)
Other movements	15	18	55	13	101

Provision at 31 December 2011	1,159	1,723	3,205	278	6,365

The provision at 31 December 2011 is analysed as follows:
Loans and advances to customers	1,159	1,702	3,205	278	6,344
Loans classified as held for sale	—	21	—	—	21

Provision at 31 December 2011	1,159	1,723	3,205	278	6,365

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31    IMPAIRMENT PROVISIONS (Continued)

31 December 2010	Residential mortgages €m	Non- Property SME and corporate €m	Property and construction €m	Consumer €m	Total impairment provisions €m
Impaired financial assets	1,077	3,657	6,279	371	11,384

Provision at 1 January 2010	359	1,152	3,884	380	5,775
Exchange adjustments	4	(5)	29	1	29
Charge against income statement	417	623	949	127	2,116
—Loans and advances to customers	404	609	719	127	1,859
—Assets sold to NAMA	13	14	230	—	257
Recoveries	1	2	(2)	4	5
Amounts written off	(44)	(287)	(201)	(202)	(734)
Release of provision on sale of assets to NAMA	(20)	(22)	(2,195)	—	(2,237)
Other movements	8	12	65	11	96

Provision at 31 December 2010	725	1,475	2,529	321	5,050

The provision at 31 December 2010 is analysed as follows:
Loans and advances to customers	725	1,475	2,454	321	4,975
Loans held for sale to NAMA	—	—	75	—	75

Provision at 31 December 2010	725	1,475	2,529	321	5,050

Provisions include specific and 'incurred but not reported' (IBNR) provisions. IBNR provisions are recognised on all categories of loans for losses not specifically identified but which experience and observable data indicate are present in the portfolio at the date of assessment.

32    INTEREST IN ASSOCIATES

	31 December 2011 €m	31 December 2010 €m
At beginning of year	26	23
Fair value and other movements	(3)	5
Increase in investments	8	5
Decrease in investments	—	(7)

At end of year	31	26

In presenting details of the associates of the Group, the exemption permitted by Regulation 10 of the European Communities (Credit Institutions: Accounts) Regulations, 1992 has been availed of and the Group will annex a full listing of associates to its annual return to the Companies Registration Office.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33    INTEREST IN JOINT VENTURES

	31 December 2011 €m	31 December 2010 €m
At beginning of year	199	194
Exchange adjustments	6	6
Share of results after tax (note 18)	40	44
—First Rate Exchange Services	37	37
—Property unit trust	3	7
Dividends received	(52)	(35)
Reclassified to other assets held for sale—Paul Capital Investments LLC	—	(10)
Reclassification	52	—
—From investment properties	44	—
—From other financial assets at fair value through profit or loss	8	—

At end of year	245	199

The joint ventures are First Rate Exchange Services Holdings Limited, Enterprise 2000 Fund and a property unit trust.

34    INTANGIBLE ASSETS

	Goodwill €m	Computer software externally purchased €m	Computer software internally generated €m	Other externally purchased intangible assets €m	Total intangible assets - other €m
Cost
At 1 January 2011	44	182	833	150	1,165
Exchange adjustments	(1)	1	5	4	10
Reclassifications	(43)	—	4	—	4
Additions	—	—	66	6	72
Disposals / write-offs	—	(12)	(3)	—	(15)

At 31 December 2011	—	171	905	160	1,236

Accumulated amortisation
At 1 January 2011	—	(148)	(545)	(64)	(757)
Exchange adjustments	—	(1)	(3)	(2)	(6)
Reclassifications	—	—	—	—	—
Disposals / write-offs	—	12	3	—	15
Reversal of impairment (note 12)	—	—	—	4	4
Charge for the year (note 12)	—	(10)	(80)	(9)	(99)

At 31 December 2011	—	(147)	(625)	(71)	(843)

Net Book Value at 31 December 2011	—	24	280	89	393

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34    INTANGIBLE ASSETS (Continued)

Burdale

At 1 January 2011, all goodwill on the Group's balance sheet related to Burdale. This goodwill was reclassified to other assets held for sale during the year ended 31 December 2011 as Burdale met the criteria to be classified as held for sale during the year.

Goodwill relating to disposal groups classified as held for sale is measured as set out in the Group's accounting policy on other assets and liabilities classified as held for sale, on page F-31. The disposal group is measured at the lower of its carrying amounts or fair value less costs to sell.

The Group incurred a charge of €45 million, being the impairment in full of the Burdale goodwill, following the announcement of the sale of Burdale on 19 December 2011 (see notes 19 and 30).

Impairment review—other intangible assets

Other intangible assets are reviewed if events or circumstances indicate that impairment may have occurred, by comparing the carrying value of the intangible asset to its recoverable amount. An impairment charge arises if the carrying value exceeds the recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use, where the value in use is the present value of the future cash flows expected to be derived from the asset.

The calculation of the recoverable amounts for each cash generating unit is based upon a value in use calculation that discounts expected pre-tax cash flows at an interest rate appropriate to the cash generating unit. The determination of both require the exercise of judgement. The estimation of pre-tax cash flows is sensitive to the periods for which forecasted cash flows are available and to assumptions underpinning the sustainability of those cash flows. While forecasts are compared with actual performance and external economic data, expected cash flows reflect management's view of future performance.

The values assigned to key assumptions reflect past experience, performance of the business to date and management judgement. The recoverable amount calculations performed for the significant amounts of other intangibles are sensitive to changes in cash flow forecasts, which are based on internal management

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34    INTANGIBLE ASSETS (Continued)

information for a period of up to five years, after which a growth factor appropriate for the business is applied.

	Goodwill €m	Computer software externally purchased €m	Computer software internally generated €m	Other externally purchased intangible assets €m	Total intangible assets - other €m
Cost
At 1 January 2010	48	270	833	132	1,235
Exchange adjustments	3	4	4	3	11
Reclassification to other assets held for sale	(7)	(1)	—	—	(1)
Additions	—	—	35	15	50
Disposals / write-offs	—	(91)	(39)	—	(130)

At 31 December 2010	44	182	833	150	1,165

Accumulated amortisation
At 1 January 2010	—	(226)	(497)	(53)	(776)
Exchange adjustments	—	(3)	(2)	(2)	(7)
Reclassification to other assets held for sale	—	1	—	—	1
Disposals / write-offs	—	91	39	—	130
Reversal of impairment (note 12)	—	—	—	2	2
Charge for the year (note 12)	—	(11)	(85)	(11)	(107)

At 31 December 2010	—	(148)	(545)	(64)	(757)

Net Book Value at 31 December 2010	44	34	288	86	408

During the year ended 31 December 2010, Foreign Currency Exchange Corporation (FCE Corporation) was reclassified to other assets classified as held for sale (note 30).

No impairment was identified in the year ended 31 December 2010 in relation to Burdale.

35    INVESTMENT PROPERTIES

	31 December 2011 €m	31 December 2010 €m
At beginning of year	1,304	1,265
Exchange adjustment	7	11
Revaluation	(10)	49
Reclassifications	(44)	(14)
Disposals	(53)	(7)

At end of year	1,204	1,304

Of the €1,204 million (31 December 2010: €1,304 million) €875 million (31 December 2010: €980 million) is held on behalf of Bank of Ireland Life policyholders.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

35    INVESTMENT PROPERTIES (Continued)

Investment properties are carried at fair value as determined by external qualified property surveyors appropriate to the variety of properties held. Fair values have been calculated using both current trends in the market and recent transactions for similar properties. The downward revaluation in the current year is primarily driven by a decrease in the fair value of Irish and international investment property.

Rental income from investment property amounted to €94 million for the year ended 31 December 2011 (year ended 31 December 2010: €97 million). Expenses directly attributable to investment property generating rental income amounted to €18 million for the year ended 31 December 2011 (year ended 31 December 2010: €18 million). There were no expenses directly attributable to investment property not generating rental income for the year ended 31 December 2011 or the year ended 31 December 2010.

36    PROPERTY, PLANT AND EQUIPMENT

	Freehold land and buildings and long leaseholds (held at fair value) €m	Adaptations (at cost) €m	Computer and other equipment (at cost) €m	Finance lease assets (at cost) €m	Payments on accounts and assets in the course of construction (at cost) €m	Total €m
Cost or valuation
At 1 January 2011	177	151	543	7	18	896
Exchange adjustments	1	1	3	—	—	5
Additions	—	1	4	3	23	31
Disposals	(4)	(3)	(35)	(5)	—	(47)
Revaluation
—Recognised in the income statement	(15)	—	—	—	—	(15)
—Recognised in other comprehensive income	(8)	—	—	—	—	(8)
Reclassifications	—	14	7	—	(25)	(4)

At 31 December 2011	151	164	522	5	16	858

Accumulated depreciation
At 1 January 2011	—	(83)	(434)	(7)	—	(524)
Exchange adjustments	—	(1)	(2)	—	—	(3)
Disposals	—	3	34	5	—	42
Reclassifications	—	(2)	2	—	—	—
Charge for the year (note 12)	—	(12)	(24)	(1)	—	(37)

At 31 December 2011	—	(95)	(424)	(3)	—	(522)

Net book value at 31 December 2011	151	69	98	2	16	336

Property, plant and equipment at 31 December 2011 held at fair value was €151 million (31 December 2010: €177 million). The historical cost of property, plant and equipment held at fair value at 31 December 2011 was €92 million (31 December 2010: €91 million). The net book value of property, plant and

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

36    PROPERTY, PLANT AND EQUIPMENT (Continued)

equipment at 31 December 2011 held at cost less accumulated depreciation and impairment amounted to €185 million (31 December 2010: €195 million).

	Freehold land and buildings and long leaseholds (held at fair value) €m	Adaptations (at cost) €m	Computer and other equipment (at cost) €m	Finance lease assets (at cost) €m	Payments on accounts and assets in the course of construction (at cost) €m	Total €m
Cost or valuation
At 1 January 2010	207	148	642	7	11	1,015
Exchange adjustments	—	1	5	—	—	6
Additions	—	4	15	—	22	41
Disposals	(2)	(8)	(126)	—	—	(136)
Revaluation
—Recognised in the income statement	(10)	—	—	—	—	(10)
—Recognised in other comprehensive income	(18)	—	—	—	—	(18)
Reclassifications	—	6	7	—	(15)	(2)

At 31 December 2010	177	151	543	7	18	896

Accumulated depreciation
At 1 January 2010	—	(76)	(528)	(7)	—	(611)
Exchange adjustments	—	—	(1)	—	—	(1)
Disposals	—	6	122	—	—	128
Charge for the year (note 12)	—	(13)	(27)	—	—	(40)

At 31 December 2010	—	(83)	(434)	(7)	—	(524)

Net book value at 31 December 2010	177	68	109	—	18	372

Property

A revaluation of Group property was carried out as at 31 December 2011. All freehold and long leasehold (50 years or more unexpired) commercial properties were valued by Lisney as external valuers, who also reviewed the valuation of all other property carried out by the Bank's professionally qualified staff. Valuations were made on the basis of open market value.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

36    PROPERTY, PLANT AND EQUIPMENT (Continued)

Future capital expenditure

The table below shows future capital expenditure in relation to both property, plant and equipment and intangible assets.

	31 December 2011 €m	31 December 2010 €m
Future capital expenditure:
—contracted but not provided for in the financial statements	23	32
—authorised by the Directors but not contracted	54	40

Operating leases

The Group leases a number of branch and office premises to carry out its business. The commercial leases typically are 25 to 35 year operating leases with 5-yearly rent reviews. The majority of the rent reviews are on an upwards only basis. Some leases also include break options. The Group also holds a number of short term leases for less than 10 years and a number of long term leases at market rent with less than 110 years unexpired. On expiry of long term leases greater than 5 years the Group has rights of renewal in the majority of the leases.

Minimum future rentals are the rentals payable under operating leases up to the next available break option where this exists or to expiry date of the lease. Both the required break option notice period and the amount of any penalty rent have been included in the amounts payable below.

Minimum future rentals under non-cancellable operating leases are as follows:

	Payable 31 December 2011 €m	Receivable 31 December 2011 €m	Payable 31 December 2010 €m	Receivable 31 December 2010 €m
Not later than 1 year	70	4	69	4
Later than 1 year and not later than 5 years	233	6	214	8
Later than 5 years	428	1	416	1

The Group has entered into a small number of sub-leases as lessor which represent properties and components of properties surplus to the Group's own requirements.

Included in the operating lease rental receivable is an amount of €10 million in relation to sub-lease rental (year ended 31 December 2010: €12 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

36    PROPERTY, PLANT AND EQUIPMENT (Continued)

Finance leases

The Group leases computer equipment under finance lease agreements. The leases range from 1 to 5 years, contain no material contingent rents or restrictions imposed by lease agreements and contain standard terms of renewal.

	At 31 December 2011			At 31 December 2010
	Total minimum future payments €m	Future finance charges €m	Present value of finance lease commitments €m	Total minimum future payments €m	Future finance charges €m	Present value of finance lease commitments €m
Not later than 1 year	2	(1)	1	—	—	—
Later than 1 year not later than 5 years	2	(1)	1	—	—	—
Later than 5 years	—	—	—	—	—	—

The net carrying amount of the assets held under finance leases at 31 December 2011 was €2 million (31 December 2010: €nil).

37    OTHER ASSETS

	31 December 2011 €m	31 December 2010 €m
Reinsurance asset	708	638
Value in force of life assurance business (note 59)	519	538
Interest receivable	525	541
Sundry and other debtors	352	396
Accounts receivable and prepayments	166	178

Other assets	2,270	2,291

Other assets are analysed as follows:
Within 1 year	974	1,115
After 1 year	1,296	1,176

	2,270	2,291

The movement in the reinsurance asset is noted below:
At beginning of year	638	615
New business	120	119
Changes in business	(50)	(96)

At the end of the year	708	638

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

38    DEPOSITS FROM BANKS

	31 December 2011 €m	31 December 2010 €m
Deposits from banks	1,817	4,685
Securities sold under agreement to repurchase	29,585	35,978
Other bank borrowings	132	412

Deposits from banks	31,534	41,075

Deposits from banks includes cash collateral of €1.1 billion (31 December 2010: €0.7 billion) received from derivative counterparties in relation to net derivative asset positions (note 23).

The Group has reduced its usage of liquidity facilities provided by Monetary Authorities to €22 billion (net) (31 December 2010: €23 billion (net)) and reduced exceptional liquidity assistance provided by the Central Bank of Ireland to €nil (31 December 2010: €8 billion). €15 billion (31 December 2010: €31 billion) rolls over on a short term basis (up to three months).

39    CUSTOMER ACCOUNTS

	31 December 2011 €m	31 December 2010 €m
Term deposits and other products	39,379	33,066
Demand deposits	16,397	16,541
Current accounts	14,730	15,836

Customer accounts	70,506	65,443

Amounts include
Due to associates and joint ventures	26	57

Deposit accounts where a period of notice (typically 21 or 40 days) is required to make a withdrawal are classified within term deposits and other products. An analysis of the contractual maturity profile of customer accounts is set out in note 63.

At 31 December 2011, the Group's largest 20 customer deposits amounted to 2% (31 December 2010: 4%) of customer accounts. Information on the contractual maturities of customer accounts is set out on pages 224 and 225 in the Risk Management Report.

At 31 December 2010, current accounts of €0.8 billion were presented net against related loans and advances to customers in accordance with IAS 32. At 31 December 2011, these balances no longer meet the criteria for net presentation and accordingly are presented gross.

Term deposits and other products include a number of term accounts that contain easy access features. These allow the customer to access a portion or all of their deposit notwithstanding that this repayment could result in financial penalty being paid by the customer. For such accounts, the portion subject to the potential early access has been classified in the 'demand' category in note 63.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

40    DEBT SECURITIES IN ISSUE

	31 December 2011 €m	31 December 2010 €m
Bonds and medium term notes	16,676	21,081
Other debt securities in issue	2,448	7,612

Debt securities in issue	19,124	28,693

41    LIABILITIES TO CUSTOMERS UNDER INVESTMENT AND INSURANCE CONTRACTS

Investment contract liabilities	31 December 2011 €m	31 December 2010 €m
Liabilities to customers under investment contracts, at fair value	4,954	5,271

The movement in gross life insurance contract liabilities can be analysed as follows:

Insurance contract liabilities	31 December 2011 €m	31 December 2010 €m
At beginning of year	7,188	6,658
New business	894	996
Changes in existing business	(1,045)	(466)

At end of year	7,037	7,188

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

Insurance contract liabilities, which consist of both unit linked and non-unit linked liabilities, are calculated in accordance with the Insurance Regulations. Unit linked liabilities reflect the value of the underlying funds in which the policyholder is invested. Non-unit linked liabilities are calculated using either a gross premium or net premium method of valuation.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

41    LIABILITIES TO CUSTOMERS UNDER INVESTMENT AND INSURANCE CONTRACTS (Continued)

The assumptions are also set out in accordance with the guidelines within the Insurance Regulations and contain a margin for adverse development. The key assumptions used in the valuation of insurance contract liabilities are:

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

Capital management and available resources

The Group holds technical reserves to meet its liabilities to policyholders based on prudent actuarial assumptions. In addition, the Central Bank requires the Group's life assurance operation to hold shareholder equity that exceeds a statutory margin, the required minimum regulatory solvency margin. The table below sets out the shareholder equity held by the Group's life assurance business compared to the required minimum regulatory solvency margin as at 31 December 2011 and 31 December 2010.

	31 December 2011 €m	31 December 2010 €m
Minimum regulatory solvency margin	176	170
Shareholder equity held for life business	358	351

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

42    SUBORDINATED LIABILITIES

	Notes	31 December 2011 €m	31 December 2010 €m
Undated loan capital
Bank of Ireland UK Holdings plc
€600 million 7.40% Guaranteed Step-up Callable Perpetual Preferred Securities	a, b	32	255
Bank of Ireland
Stg£75 million 13 3/8% Perpetual Subordinated Bonds	c	91	144
Bristol & West plc
Stg£32.6 million 8 1/8% Non-Cumulative Preference Shares	d	39	38
Bank of Ireland UK Holdings plc
Stg£350 million 6.25% Guaranteed Callable Perpetual Preferred Securities	f, g	—	48
BoI Capital Funding (No 1) LP
€600 million Fixed Rate / Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	h, i	—	213
BoI Capital Funding (No 2) LP
US$800 million Fixed Rate / Variable Rate Guaranteed Non-voting
Non-Cumulative Perpetual Preferred Securities	i, j	—	50
BoI Capital Funding (No 3) LP
US$400 million Fixed Rate / Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	i, k	—	15
BoI Capital Funding (No 4) LP
Stg£500 million Fixed Rate / Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	i, l	—	6

		162	769

Dated loan capital
€600 million Subordinated Floating Rate Notes 2017		1	48
€750 million Floating Rate Subordinated Notes 2017		—	93
Stg£400 million Fixed / Floating Rate Subordinated Notes 2018		—	67
US$600 million Subordinated Floating Rate Notes due 2018		—	138
Stg£75 million 10 3/4% Subordinated Bonds 2018		—	37
€650 million Fixed / Floating Rate Subordinated Notes 2019		—	215
Stg£450 million Dated Callable Step-up Fixed / Floating Rate Subordinated Notes 2020		—	354
€1,002 million 10% Fixed Rate Subordinated Notes 2020		225	757
Stg£197 million 10% Fixed Rate Subordinated Notes 2020		2	105
CAD$400 million Fixed / Floating Rate Subordinated Notes 2015		27	83
CAD$145 million Fixed / Floating Rate Subordinated Notes 2018		—	109
€1,000 million 10% Convertible Contingent Capital Note 2016	e	1,009	—

		1,264	2,006

		1,426	2,775

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

42    SUBORDINATED LIABILITIES (Continued)

Subordinated liabilities in issue at 31 December 2011

Undated loan capital

The principal terms and conditions of the subordinated liabilities which were in issue by the Group at 31 December 2011 are set out below.

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

(c)
The 13 3/8% Perpetual Subordinated Bonds which have a nominal value of Stg£75 million (current outstanding nominal balance of Stg£46 million) were revalued as part of the fair value adjustments on the acquisition by Bristol & West plc of the business of Bristol & West Building Society in July 1997. Bank of Ireland became the issuer of these bonds in 2007 in connection with the transfer of the business of Bristol & West plc to Bank of Ireland.

(d)
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

  On 1 October 2007 in connection with the transfer of the business of Bristol & West plc to Bank of Ireland, Bank of Ireland entered into a Guarantee and Capital Maintenance Commitment (the Guarantee) with respect to the preference shares. Under the terms of the Guarantee, the liability of Bristol & West plc in relation to the ongoing payment of dividends and any repayment of capital in relation to the preference shares that remained following the transfer of business would be protected. Under the Guarantee, Bank of Ireland agreed, subject to certain conditions, to (i) contribute capital to Bristol & West plc to the extent required to ensure that Bristol & West plc has sufficient distributable reserves to pay the dividends on the preference shares and to the extent required, repay the preference share capital and (ii) guarantee Bristol & West plc's obligations to make repayment of the dividends and preference share capital.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

42    SUBORDINATED LIABILITIES (Continued)

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

  The table on page F-105 provides a description of the dated loan capital, including:

  •
  the currency of the issue;

  •
  if the issue is fixed, floating or a combination of both; and

  •
  maturity.

  All of the dated notes in issue at 31 December 2011 with the exception of the Convertible Contingent Capital Note 2016 were issued under the Bank's Euro Note Programme.

(e)
Convertible Contingent Capital Note 2016 (Included within Dated loan capital)

  During the year ended 31 December 2011, the Group issued a Contingent Capital Note to the State to satisfy the requirements of the 2011 PCAR.

  The note has a term of five years and an annual coupon of 10%, which can be increased to a maximum coupon of 18% if the State sells the note to a third party. If the Core tier 1 capital ratio of the Group (as calculated under the terms of the instrument) falls below 8.25%, the note automatically converts to units of ordinary stock. The conversion price at which the note would convert is the volume-weighted average price (VWAP) of the ordinary stock over the 30 days prior to conversion, subject to a minimum conversion price of €0.05 per unit.

  The Group measured the Contingent Capital note at fair value at initial recognition. As the note does not trade in an active market, and as it has been issued to a related party, the fair value was established using a valuation technique. The key inputs into the valuation technique were the expected interest payments over the life of the note, the estimated market yield for the instrument at the date of issuance and the estimated market yield for a subordinated liability without an equity conversion feature. The fair value of the note at initial recognition was €869 million.

  The difference of €116 million between the fair value of the note on initial recognition and the net amount received from the State was treated as a capital contribution and credited directly to other reserves, as the State is a significant investor in the Group and was considered to be acting in that capacity. This capital contribution is not distributable.

  The equity conversion feature of the note is considered to be an embedded derivative requiring separation, initially an asset with a fair value of €91 million. This derivative has been separated from the host instrument and is subsequently measured at fair value through profit or loss. The fair value of

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

42    SUBORDINATED LIABILITIES (Continued)

  the derivative is established using a valuation technique. The host subordinated liability was measured on initial recognition as the residual after separation of the embedded derivative, an amount of €960 million, and is subsequently measured at amortised cost.

Subordinated liabilities in issue at 31 December 2010

  As part of its ongoing capital management activities, including the recapitalisation of the Bank, the Group has repurchased and / or exchanged certain subordinated liabilities during the year ended 31 December 2011. The principal terms of these subordinated liabilities (which were included on the Group's balance sheet at 31 December 2010) are set out below.

Undated loan capital

(f)
The rights and claims of the holder of the Preferred Securities were subordinated to the claims of the senior creditors of the Issuer or of the Bank (as the case may be) in that no payment in respect of the Preferred Securities or the guarantee in respect of them should be due and payable except to the extent that the Issuer or the Bank (as applicable) is solvent and could make such payment and still be solvent immediately thereafter. Upon any winding up of the Issuer or the Bank (in respect of claims under the guarantee), the holders of the Preferred Securities would rank pari passu with the holders of the most senior class or classes of preference shares or stock (if any) of the Issuer or of the Bank then in issue and in priority to all other shareholders of the Issuer and of the Bank.

(g)
The securities were redeemable in whole but not in part at the option of the Issuer subject to the prior consent of the Central Bank and of the Bank, at their principal amount together with any outstanding payments on 7 March 2023 or any coupon date thereafter. They bore interest at a rate of 6.25% per annum to 7 March 2023 and thereafter at a rate of six month Stg£ Libor plus 1.70% per annum, reset semi annually.

(h)
The securities were redeemable, subject to the prior approval of the Central Bank, on 3 March 2010 or any distribution payment date thereafter, in whole but not in part, at the option of BoI G.P. No. 1 Limited, which was the General Partner of the Issuer, at their principal amount plus any outstanding payments due. They bore interest at a rate of 6.25% per annum to 3 March 2007 and thereafter at a variable rate of interest per annum being the lesser of (i) the aggregate of 0.10% per annum and the annual spot ten year eur fixed versus six month Euribor swap rate and (ii) 8% per annum.

(i)
The issuer would not pay any distributions and the guarantor would not make any payment in respect of distributions under the subordinated guarantee to the extent that such payment would exceed adjusted distributable reserves or even if adjusted distributable reserves were sufficient to the extent that such payment would breach or cause a breach of Capital Adequacy Regulations then applicable to the Group as determined by the Guarantor's Court of Directors; or to the extent that the Guarantor was not meeting its minimum capital requirements or was not meeting its solvency ratios; or provided a Deemed Declaration Notice had not been delivered, if the Guarantor's Court of Directors had resolved no distributions should be made; or if the Regulator had instructed the General Partner or the Guarantor not to make such payment.

  The Preferred Securities, together with the subordinated guarantee, were intended to provide holders with rights on liquidation equivalent to non-cumulative Stg£1 and €1.27 preference stock of the Guarantor. Claims under the Preferred Securities in respect of any liquidation distributions would

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

42    SUBORDINATED LIABILITIES (Continued)

  rank senior to the rights of the General Partner in respect of other partnership interests issued by the Issuer and pari passu with claims of the holders of all other preferred securities issued by the Issuer which ranked pari passu with the Preferred Securities.

  The rights and claims of the holders of the Preferred Securities ranked (i) junior to all liabilities of the Guarantor including subordinated liabilities (in each case other than any liability of the Guarantor which constitutes Tier 1 capital or which is referred to in (ii) or (iii) below and any other liability expressed to rank pari passu with or junior to the subordinated guarantee), (ii) pari passu with parity securities issued by the Guarantor and any guarantee of the Guarantor ranking pari passu with the subordinated guarantee and (iii) senior to junior share capital.

(j)
The securities were redeemable, subject to the prior approval of the Central Bank, on 1 February 2016 or any distribution payment date thereafter, in whole but not in part, at the option of BoI G.P. No. 1 Limited, which is the General Partner of the Issuer, at the liquidation preference amount plus any additional amounts and outstanding payments due. They bore interest at a rate of 5.571% per annum up to but excluding 1 February 2016 and thereafter at a floating rate of interest of 1.68% per annum above the rate for US$ Libor three month US dollar deposits.

(k)
The securities were redeemable, subject to the prior approval of the Central Bank, on 4 February 2016 or on every subsequent tenth anniversary date of 4 February 2016, in whole but not in part, at the option of BoI G.P. No. 1 Limited, which was the General Partner of the Issuer, at the liquidation preference amount plus any additional amounts and outstanding payments due. They bore interest at a rate of 6.107% per annum up to but excluding 4 February 2016 and thereafter at a floating rate of interest of 1.06% per annum above the rate for US$ Libor three month US dollar deposits.

(l)
The securities were redeemable, subject to the prior approval of the Central Bank, on 3 April 2017 or any distribution date thereafter, in whole but not in part, at the option of BoI G.P. No. 1 Limited, which is the General Partner of the Issuer, at the liquidation preference amount plus any additional amounts and outstanding payments due. They bore interest at a rate of 6.4295% per annum up to but excluding 3 April 2017 and thereafter at a floating rate of interest of 1.50% per annum above the rate for Stg£ Libor three month sterling deposits.

Dated loan capital

  All of the dated notes repurchased during the year ended 31 December 2011, with the exception of the Stg£75 million 10 3/4% Subordinated Notes 2018 were issued under the Bank's Euro Note Programme.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

43    OTHER LIABILITIES

	31 December 2011 €m	31 December 2010 €m
Accrued interest payable	1,074	1,025
Notes in circulation	914	814
Sundry creditors	364	452
Accruals and deferred income	181	258
Finance lease obligations	2	—
Other	576	553

Other liabilities	3,111	3,102

Other liabilities at 31 December 2011 and at 31 December 2010 are due within one year.

The Bank is authorised to issue bank notes in Northern Ireland under the Bankers (Ireland) Act, 1845 and the Bankers (Northern Ireland) Act, 1928.

44    PROVISIONS

	Restructuring €m	Onerous contracts €m	Legal €m	Other €m	Total €m
As at 1 January 2011	32	12	20	—	64
Exchange adjustments	1	—	—	—	1
Reclassifications	(7)	6	(1)	2	—
Charge to income statement	—	6	15	3	24
Unwinding of discount	—	1	—	—	1
Utilised during the year	(20)	(9)	(5)	(1)	(35)
Unused amounts reversed during the year	(3)	(1)	(13)	—	(17)

As at 31 December 2011	3	15	16	4	38

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

Restructuring

The Group continues to maintain its focus on cost management and is implementing a range of initiatives to further reduce costs. The Group holds a provision of €3 million (31 December 2010: €32 million) in respect of restructuring activities.

It is expected that this provision will be used within the next twelve months.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

44    PROVISIONS (Continued)

Onerous contracts

Partly as a result of the Group's restructuring of its operations, the Group is a lessee in a number of non-cancellable leases over properties that it no longer occupies. The present value of future lease payments on these properties, less any rental income receivable from sub-leasing, has been provided for.

This provision relates to leases on properties ranging between one and fourteen years. It is expected that €4 million of this provision will be used within the next twelve months.

Legal

This provision includes certain legal claims brought against the Group by third parties.

It is expected that this provision will be used within the next twelve months.

Other

It is expected that this provision will be used within the next twelve months.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

45    DEFERRED TAX

	31 December 2011 €m	31 December 2010 €m
The movement on the deferred tax account is as follows:
At beginning of year	1,037	731
Income statement credit for year (note 20)	263	380
Available for sale financial assets—credit / (charge) to other comprehensive income	(14)	29
Cash flow hedges—charge to other comprehensive income	(32)	(40)
Revaluation / reclassification of property during the year	2	3
Pension	20	(74)
Other movements	17	8

At end of year	1,293	1,037

Deferred tax assets and liabilities are attributable to the following items:
Deferred tax assets
Pensions and other post retirement benefits	62	63
Provision for loan impairment	14	12
Accelerated capital allowances on equipment used by the Group	4	—
Available for sale reserve	100	115
Unutilised tax losses	1,195	898
Cash flow hedge reserve	7	39
Other temporary differences	6	17

Deferred tax assets	1,388	1,144

Deferred tax liabilities
Accelerated capital allowances:
—on finance leases	(16)	(20)
—on equipment used by the Group	—	(4)
Property revaluation surplus	(11)	(16)
Life companies	(46)	(55)
Other temporary differences	(22)	(12)

Deferred tax liabilities	(95)	(107)

Represented on the balance sheet as follows:
Deferred tax assets	1,381	1,128
Deferred tax liabilities	(88)	(91)

	1,293	1,037

The amount of the deferred tax asset expected to be recovered within one year is €23 million. The amount of deferred tax liability expected to be settled within one year is €3 million.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

45    DEFERRED TAX (Continued)

In accordance with IAS 12, in presenting the deferred tax balances above the Group offsets deferred tax assets and liabilities where:

•
an entity has a legally enforceable right to set off current tax assets against current tax liabilities, and

•
the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

Deferred tax liabilities have not been recognised for tax that may be payable if earnings of certain overseas subsidiaries were remitted to Ireland as the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the forseeable future. Unremitted earnings for overseas subsidiaries totalled €171 million (31 December 2010: €375 million).

The deferred tax asset of €1,381 million (31 December 2010: €1,128 million) shown on the balance sheet is after netting by jurisdiction (€1,388 million before netting by jurisdiction, 31 December 2010: €1,144 million). This includes an amount of €1,195 million at 31 December 2011 (31 December 2010: €898 million) in respect of operating losses which are available to relieve future profits from tax. This deferred tax asset has been recognised on the basis that it is probable it will be recovered as the Directors are satisfied that it is probable that the Group will have sufficient future taxable profits against which the deferred tax can be utilised to the extent it has not already reversed.

Under current Irish and UK tax legislation there is no time restriction on the utilisation of trading losses. There is, however, a restriction on the utilisation of Irish tax losses carried forward by a financial institution participating in NAMA. This significantly lengthens the period over which the deferred tax asset will reverse by restricting by 50% the amount of profits in any year against which the carried forward trading losses can be utilised. The balance continues to be available for indefinite carry forward and there is no time limit, under existing Irish and UK legislation, on the utilisation of these losses.

The UK Finance Act 2011 reduced the main rate of corporation tax to 26% from 1 April 2011 (and not 27% as previously announced). In addition it enacted a reduced main rate of corporation tax of 25% to be effective from 1 April 2012. The effect of the change enacted in the UK Finance Act 2011 has been to reduce the deferred tax asset at 31 December 2011 by €18 million. The proposed reductions in the main rate of corporation tax by 1% per annum to 23% by 1 April 2014 are to be enacted separately each year. The overall effect of the future reductions from 25% to 23% would be to reduce the deferred tax asset at 31 December 2011 by an additional €36 million.

Deferred tax assets have not been recognised in respect of US tax losses of €71 million (31 December 2010: €69 million) and US temporary differences of €3 million (31 December 2010: €3 million). €23 million (31 December 2010: €23 million) of the tax losses expire in the period 2020 to 2028 with €48 million due to expire in 2029. There is no expiry date on the tax credits. Deferred tax assets have not been recognised in respect of these losses due to an annual limitation on use.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

45    DEFERRED TAX (Continued)

The deferred tax credit in the income statement comprises the following temporary differences:

	31 December 2011 €m	31 December 2010 €m
Current year losses	323	435
Pensions and other retirement benefits	(20)	(109)
Life companies	(10)	(30)
Other provisions	(3)	22
Accelerated tax depreciation	11	21
Other temporary differences	(9)	51
Prior year adjustment	(29)	(10)

Total deferred tax	263	380

46    RETIREMENT BENEFIT OBLIGATIONS

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

The most significant defined benefit scheme in the Group is the Bank of Ireland Staff Pensions Fund (BSPF) which accounts for approximately 64% of the pension deficit on the consolidated Group balance sheet. The BSPF was closed to new members from 1 October 2006, with the exception of a number of new entry-level employees (who joined from 1 October 2006 to 21 November 2007), who were offered a one-off option to join the scheme. All new employees in the Group from 21 November 2007 are eligible to become members of the Bank of Ireland Group Pensions Fund (BIGPF) or the Bank of Ireland Group UK Pension Fund. The BIGPF is a hybrid scheme which includes elements of both a defined benefit and a defined contribution scheme.

Retirement benefits under the BSPF and a majority of the other defined benefit plans are calculated by reference to pensionable service and pensionable salary at normal retirement date.

Actuarial Valuation of the BSPF

The last formal valuation of the BSPF, using the Attained Age method, was carried out as at 31 March 2010. The Attained Age method measures liabilities taking account of the projected future levels of pensionable earnings at the time of commencement of benefits i.e. at normal retirement date.

The valuation disclosed that the fair value of scheme assets represented 85% of the benefits that had accrued to members after allowing for expected future increases in earnings and pensions and after taking account of the impact of the changes in pension benefits set out below. The actuary recommended that the contribution rate increase to 29.1% of salaries (inclusive of employee contributions) from 16.7% previously, in the funding programme following the conclusion of the valuation. The next formal valuation is expected to be made as at 31 March 2013. The BSPF is also currently in deficit as per the statutory funding standard and as a result the Trustees and the Bank will be submitting a funding proposal to the

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

46    RETIREMENT BENEFIT OBLIGATIONS (Continued)

Pensions Board to address this deficit within the required timescales which are expected to be issued by the Pensions Board in the near future.

The actuarial valuations are available for inspection to the members of the schemes but are not available for public inspection.

Pension Levy

The Irish Finance Act (No.2) Act 2011 introduced a stamp duty levy of 0.6% on the market value of assets under management in Irish pension funds, for the years 2011 to 2014 (inclusive). The levy is based on scheme assets as at 30 June in each year or as at the end of the preceding scheme financial year. No decision has yet been taken as to who will ultimately bear this levy. Accounting standards require that a charge for the 0.6% levy for 2011, amounting to €20 million, be included in the financial statements for the year ended 31 December 2011 in the form of a reduction in scheme assets. The charge of €20 million has been recognised within Other Comprehensive Income for the year ended 31 December 2011 as it did not form part of the expected return on assets for 2011, which was determined at the start of the year. Payments of €20 million in respect of the levy were made to the Irish Revenue Commissioners during the year.

The accounting will be updated to reflect the final decision as to who will ultimately bear the levy once it is taken.

Group pensions review

During 2011 and 2010, the Group completed a review to address the IAS 19 pension deficit in the defined benefit pension schemes sponsored by the Group. Following this review the Group proposed a number of amendments to these schemes. By 31 December 2011, the relevant amendments had been implemented, in respect of substantially all of the Group's defined benefit pension schemes including the BSPF.

The income statement impact of the amendments in the year ended 31 December 2011 was a gain of €2 million. A gain of €733 million was recognised in the year ended 31 December 2010, consisting of a curtailment gain of €413 million and negative past service cost of €324 million, relating to amendments to future increases in pensionable salaries and future discretionary pension increases respectively, net of directly related expenses.

As part of the Group pensions review the Group indicated that it would be prepared to pay additional deficit-related contributions of up to €750 million over a five to seven year period if the benefit restructuring changes were accepted and implemented. The precise amounts and timing of these payments is at the Group's discretion. In this regard, the Group agreed the level of payments with the trustees of the individual defined benefit schemes and paid additional contributions of €116 million during 2011 (year ended 31 December 2010: €68 million) and it expects to pay additional deficit-related contributions of €117 million in 2012.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

46    RETIREMENT BENEFIT OBLIGATIONS (Continued)

The financial assumptions used in measuring the Group's defined benefit pension liability under IAS 19 are set out in the table below.

Financial assumptions	31 December 2011 % p.a.	31 December 2010 % p.a.
Irish schemes
Inflation rate	2.00	2.00
Discount rate	5.30	5.50
Rate of general increase in salaries	*2.50	*2.50
Rate of increase in pensions in payments	*1.90	*1.90
Rate of increase to deferred pensions	1.90	2.00
UK schemes
Consumer Price Inflation	2.10	3.00
Retail Price Inflation	3.00	3.50
Discount rate	4.90	5.50
Rate of general increase in salaries	*3.50	*4.00
Rate of increase in pensions in payments	*2.80	*3.34
Rate of increase to deferred pensions	2.10	3.00

*
Weighted average increase across all Group schemes.

Mortality assumptions

The mortality assumptions adopted for Irish pension arrangements are based on the results of the Society of Actuaries in Ireland mortality investigations.

Post retirement mortality assumptions (Main Scheme)	At 31 December 2011 years	At 31 December 2010 years
Longevity at age 70 for current pensioners
Males	17.1	16.9
Females	18.6	18.4
Longevity at age 60 for active members currently aged 60 years
Males	26.8	26.6
Females	28.4	28.3
Longevity at age 60 for active members currently aged 40 years
Males	29.4	29.3
Females	30.6	30.5

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

46    RETIREMENT BENEFIT OBLIGATIONS (Continued)

The expected long term rates of return and market value of assets of the material defined benefit schemes on a combined basis as at 31 December 2011 and 31 December 2010 were as follows:

	31 December 2011 Expected long term rates of return				31 December 2010 Expected long term rates of return
	RoI %	UK %	Fund %	Market Value €m	RoI %	UK %	Fund %	Market Value €m
Equities	7.50	7.50	53.7	2,396	7.25	8.00	55.1	2,274
Debt securities	4.32	3.77	38.6	1,723	4.44	4.52	34.3	1,415
Property	6.00	6.00	6.1	271	6.00	6.00	6.4	263
Cash and other	2.30	3.00	1.6	73	2.60	4.10	4.2	174
Total market value of schemes' assets				4,463				4,126
Actuarial value of liabilities of funded schemes				(4,867)				(4,540)

Aggregate deficit in funded schemes				(404)				(414)
Unfunded schemes				(9)				(9)

Net defined benefit pension deficit				(413)				(423)
Defined contribution schemes				(1)				(1)

				(414)				(424)

This is shown in the balance sheet as:
Retirement benefit obligations				422				435
Retirement benefit asset				(8)				(11)

				414				424

The scheme assets have been valued on a bid basis.

The expected rates of return on individual asset classes is estimated using current and projected economic and market factors at the measurement date, based on the global asset model employed by the independent actuaries. The overall expected return on scheme assets is based upon the weighted average of the assumed returns on the major asset classes. The expected long term rate of return on the total of the Group schemes' assets as at 31 December 2011 is 5.60% (31 December 2010: 6.06%).

The expected returns on the debt securities are derived from gilt yields and corporate bond yields. Approximately 73% (31 December 2010: 64%) of the value of debt securities is held in a Liability Driven Investment portfolio.

The retirement benefit schemes' assets include Bank of Ireland stock amounting to €2 million (31 December 2010: €2 million) and property occupied by Bank of Ireland Group companies to the value of €24 million (31 December 2010: €25 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

46    RETIREMENT BENEFIT OBLIGATIONS (Continued)

The following table sets out the components of the cost of the defined benefit schemes for the years ended 31 December 2011 and 31 December 2010.

Components of pension expenses	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Current service cost	95	128
Past service cost	—	(324)
Curtailments	(5)	(413)
Expected return on retirement benefit scheme assets	(253)	(233)
Interest on pension scheme liabilities	247	279

Cost of providing defined retirement benefits	84	(563)

Actual return on scheme assets	Year ended 31 December 2011 €m		Year ended 31 December 2010 €m
Expected return on scheme assets	253		233
Actuarial (loss) / gain on scheme assets	(37	)(1)	86

Actual return on scheme assets	216		319

(1)
Includes a charge of €20 million in respect of the Irish pension levy (year ended 31 December 2010: €nil).

Movement in defined benefit obligations during the year	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Defined benefit obligations at beginning of year	4,549	5,365
Current service cost	95	128
Actual member contributions	14	14
Past service cost	—	(324)
Interest cost	247	279
Actuarial loss / (gain) on scheme liabilities	82	(410)
Benefits paid	(138)	(137)
Curtailments	(5)	(413)
Currency loss	32	47

Defined benefit obligation at end of year	4,876	4,549

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

46    RETIREMENT BENEFIT OBLIGATIONS (Continued)

Movement in the fair value of scheme assets during the year	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Fair value of scheme assets at beginning of year	4,126	3,734
Expected return	253	233
Actual member contributions	14	14
Actuarial (loss) / gain on scheme assets	(37)	86
Contributions by employer	230 (1)	180	(1)
Benefits paid	(138)	(137)
Currency gain	15	16

Fair value of scheme assets at end of year	4,463	4,126

(1)
Includes €116 million (year ended 31 December 2010: €68 million) of additional contributions related to the Group pensions review set out on page F-115

Statement of Other Comprehensive Income (SOCI)	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Actuarial (loss) / gain on scheme assets	(37)	86
Experience gain on liabilities	33	115
(Loss) / gain on change of assumptions (financial and demographic)	(115)	295
Currency loss	(18)	(31)

Total (loss) / gain recognised in the SOCI during the year before adjustment of tax	(137)	465

Cumulative amount of losses recognised in SOCI to end of year	(758)	(621)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

46    RETIREMENT BENEFIT OBLIGATIONS (Continued)

History of experience gains and losses	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m	Year ended 31 March 2008 €m
Actuarial (loss) / gain on scheme assets:
Amount	(37)	86	574	(1,176)	(823)
Percentage of scheme assets	0.8%	2.1%	15.4%	(39.2)%	(20.7)%
Experience gain / (loss) on scheme liabilities:
Amount	33	115	33	63	(58)
Percentage of scheme liabilities	0.7%	2.5%	0.6%	1.4%	(1.2)%
Total actuarial (loss) / gain recognised in SOCI(1)
Amount	(137)	465	(99)	(624)	(244)
Percentage of scheme liabilities	2.8%	10.2%	(1.8)%	(13.9)%	(5.1)%

(1)
Statement of other comprehensive income

Defined benefit pension schemes	31 December 2011 €m	31 December 2010 €m	31 December 2009 €m	31 March 2009 €m	31 March 2008 €m
Present value of obligations	4,876	4,549	5,365	4,481	4,762
Scheme assets	4,463	4,126	3,734	3,003	3,967

Deficit within schemes	413	423	1,631	1,478	795

Expected employer contributions for the year ended 31 December 2012 are €227 million, inclusive of €117 million of additional contributions related to the Group pensions review set out on page F-115. Expected employee contributions for the year ended 31 December 2012 are €15 million.

Sensitivity analysis for each of the key assumptions used to measure the scheme liabilities at 31 December 2011.

Factor	Change in assumption	BSPF Impact on actuarial liabilities
Discount rate	Decrease 0.1%	Increase 1.8%
Rate of Inflation	Decrease 0.1%	Decrease 1.6%
Rate of salary growth	Decrease 0.1%	Decrease 0.2%
Life expectancy	Increase by 1 year	Increase 2.1%

While the table above shows the impact of an individual assumption change, a change in one assumption could impact on other assumptions due to the relationship between assumptions.

47    CONTINGENT LIABILITIES AND COMMITMENTS

The table below gives the contract amounts of contingent liabilities and commitments. The maximum exposure to credit loss under contingent liabilities and commitments is the contractual amount of the

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

47    CONTINGENT LIABILITIES AND COMMITMENTS (Continued)

instrument in the event of non-performance by the other party where all counter claims, collateral or security prove worthless.

	31 December 2011 Contract amount €m	31 December 2010 Contract amount €m
Contingent liabilities
Acceptances and endorsements	10	35
Guarantees and irrevocable letters of credit	983	1,482
Other contingent liabilities	249	599

	1,242	2,116

Commitments
Documentary credits and short term trade related transactions	178	185
Undrawn note issuance and revolving underwriting facilities	100	100
Undrawn formal standby facilities, credit lines and other commitments to lend:
—revocable or irrevocable with original maturity of 1 year or less	14,017	16,655
—irrevocable with original maturity of over 1 year	5,217	6,601

	19,512	23,541

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

Other contingent liabilities primarily include performance bonds and are generally short term commitments to third parties which are not directly dependent on the customers' credit worthiness. The Group is party to legal actions arising out of its normal business operations. The Directors believe that adequate provision has been made in respect of these litigations.

Documentary credits commit the Group to make payments to third parties, on production of documents, which are usually reimbursed immediately by customers.

Commitments to lend are agreements to lend to a customer in the future, subject to certain conditions.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

48    CAPITAL STOCK

Authorised	31 December 2011	31 December 2010
	€m	€m
Eur€
90 billion units of €0.05 ordinary stock (31 December 2010: 24 billion units of €0.10 ordinary stock)	4,500	2,400
228 billion units of €0.01 deferred stock (31 December 2010: 2 billion units of €0.54 deferred stock)	2,280	1,080
100 million units of non-cumulative preference stock of €1.27 each	127	127
100 million units of undesignated preference stock of €0.25 each	25	25
3.5 billion units of non-cumulative 2009 Preference Stock of €0.01 each	35	35

	£m	£m
Stg£
100 million units of non-cumulative preference stock of Stg£1 each	100	100
100 million units of undesignated preference stock of Stg£0.25 each	25	25

	$m	$m
US$
8 million units of non-cumulative preference stock of US$25 each	200	200
100 million units of undesignated preference stock of US$0.25 each	25	25

Allotted and fully paid	31 December 2011 €m	31 December 2010 €m
30.109 billion units of €0.05 ordinary stock (31 December 2010: 5.293 billion units of €0.10 ordinary stock)	1,505	529
91.981 billion units of €0.01 deferred stock (31 December 2010: 1.210 billion units of €0.54 deferred stock)	920	654
45.133 million units of €0.05 treasury stock (31 December 2010: 27.7 million units of €0.10 treasury stock)	2	2
1.9 million units of non-cumulative preference stock of Stg£1 each	3	3
3.0 million units of non-cumulative preference stock of €1.27 each	4	4
1.837 billion units of non-cumulative 2009 Preference Stock of €0.01 each	18	18

	2,452	1,210

Ordinary stock

The weighted average number of units of ordinary stock in issue at 31 December 2011, used in the earnings per share calculation, excludes treasury stock which does not represent ordinary stock in issue. Treasury stock does not rank for dividend. While own stock held for the benefit of life assurance policyholders

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

48    CAPITAL STOCK (Continued)

legally rank for dividend, in line with accounting standards this dividend does not accrue in the Group financial statements.

	Ordinary Stock		Treasury Stock
Movements in ordinary and treasury stock (units)	31 December 2011	31 December 2010	31 December 2011	31 December 2010
At beginning of year	5,293,719,448	993,001,864	27,702,862	33,223,815
Long term performance stock plan (LTPSP)	—	11,890	—	—
2011 Capital raise—Rights Issue (see note 49)	19,077,889,032	—	—	—
2011 Capital raise—liability management exercise (note 49)	5,755,203,190	—	—	—
2010 Recapitalisation of the Bank and dividend
on 2009 Preference Stock	—	4,295,184,741	—	—
Stock (purchased) / sold and held for the benefit of life assurance policyholders	(17,430,456)	5,520,953	17,430,456	(5,520,953)

At end of year	30,109,381,214	5,293,719,448	45,133,318	27,702,862

Renominalisation of ordinary stock

As part of the 2011 recapitalisation of the Bank (see note 50) the Bank's ordinary stock and deferred stock was renominalised at the Extraordinary General Court held on 11 July 2011. This resulted in the nominal value of each unit of ordinary stock being reduced from €0.10 per unit to €0.05 per unit and the nominal value of each unit of deferred stock being reduced from €0.54 per unit to €0.01 per unit. Each existing unit of deferred stock of €0.54 at the date of renominalisation was subdivded into 54 units of €0.01 each and each existing unit of ordinary stock at the date of renominalisation was subdivided and converted into one unit of ordinary stock of €0.05 and five units of deferred stock of €0.01. The purpose of the issue of deferred stock was to ensure that the reduction in the nominal value of the ordinary stock did not result in a reduction in the capital of the Bank. Each ordinary stockholder's proportionate interest in the issued ordinary stock of Bank of Ireland remained unchanged as a result of the renominalisation.

Aside from the change in nominal value, the rights attaching to €0.05 ordinary stock (including voting and dividend rights and rights on a return of capital) are substantively identical to those of the previous €0.10 ordinary stock. The renominalised deferred stock has no voting or dividend rights and, on a return of capital on a winding up of Bank of Ireland, will have the right to receive the amount paid up thereon only after stockholders have received, in aggregate, any amounts paid up thereon plus €10 million per unit of €0.05 ordinary stock, the purpose of which is to ensure that the units of deferred stock have no economic value.

The deferred stock is not transferable at any time, other than with the prior written consent of the Directors. At the appropriate time, the Bank may redeem or repurchase the deferred stock, make an application to the High Court of Ireland for the deferred stock to be cancelled, or acquire, cancel or seek the surrender of the deferred stock (in each case for no consideration) using such other lawful means as the Directors may determine.

The authorised ordinary stock was increased from 24 billion units at a par value of €0.10 to 90 billion units at a par value of €0.05.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

48    CAPITAL STOCK (Continued)

During the year ended 31 December 2011, the total ordinary stock in issue increased from 5,293,719,448 units of nominal value of €0.10 each to 30,109,381,214 units of nominal value of €0.05 each as a result of:

•
19,077,889,032 units of ordinary stock issued in relation to the 2011 Rights Issue (note 49)

•
5,755,203,190 units of ordinary stock issued in relation to the 2011 debt for equity offers (including the cash offer) (note 49)

•
a net purchase of 17,430,456 units of ordinary stock by the Group's life assurance company during the year ended 31 December 2011.

At 31 December 2011, the life assurance company held 23,124,628 units of ordinary stock as own shares (31 December 2010: 5,694,172 units).

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

The preference stockholders are not entitled to vote at any General Court except in certain exceptional circumstances. Such circumstances did not arise during 2011 and consequently the preference stockholders were not entitled to vote at the General Meetings of the Bank.

As at 31 December 2011 and 31 December 2010 1,876,090 units of sterling preference stock and 3,026,598 units of euro preference stock were in issue.

2009 Preference Stock:

2009 Preference Stock	31 December 2011 units	31 December 2010 units
At beginning of year	1,837,041,304	3,500,000,000
National Pensions Reserve Fund Commission (NPRFC) Placing subscription	—	(1,036,000,000)
Rights Issue—NPRFC allocation	—	(626,958,696)

At end of year	1,837,041,304	1,837,041,304

On 31 March 2009, 3.5 billion units of 2009 Preference Stock and warrants were issued to the NPRFC. As part of the recapitalisation of the Bank in the year ended 31 December 2010 (note 50), a total of

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

48    CAPITAL STOCK (Continued)

1,662,958,696 units of 2009 Preference Stock were converted to ordinary stock and the warrants held by the NPRFC were cancelled.

The terms and conditions attaching to the 2009 Preference Stock are outlined below:

The 2009 Preference Stock entitles the NPRFC to receive a non-cumulative cash dividend at a fixed rate of 10.25% per annum (previously 8% per annum prior to 19 May 2010), payable annually in arrears on 20 February at the discretion of the Bank. If a cash dividend is not paid by the Bank, the Bank shall issue units of ordinary stock to the NPRFC to be settled on a day determined by the Bank, in its sole discretion, provided that this must occur no later than the day on which the Bank subsequently redeems or repurchases or pays a dividend on the 2009 Preference Stock or any class of capital stock. The number of units of ordinary stock that the Bank would be required to issue in the event of non-payment of a cash dividend is calculated by dividing the amount of the unpaid dividend by the Thirty Day Average Price(1).

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

The 2009 Preference Stock may be repurchased at the option of the Bank, in whole or in part, at a price per unit equal to the issue price of €1.00 per unit before 31 March 2014 and thereafter at a price per unit of €1.25, provided in either case that the consent of the Central Bank to the repurchase of the 2009 Preference Stock is obtained. The 2009 Preference Stock is not capable of being repurchased if it would breach or cause a breach of Irish banking capital adequacy requirements from time to time applicable to the Bank subject to regulatory approval. The Bank may only redeem the 2009 Preference Stock in accordance with company law, and with the approval of the Central Bank, out of profits available for distribution or the proceeds of a fresh issue of stock or an issue of securities treated by the Central Bank as constituting Core tier 1 capital.

If the ordinary stock to be issued in the event of non-payment of cash dividends on the 2009 Preference Stock is not settled on the dividend payment date to which it relates, the NPRFC is entitled to exercise the voting rights of that as yet unissued ordinary stock from the dividend payment date. Such voting rights will have no effect on the Bank's unfettered discretion in respect of (i) the payment of dividends on the 2009

(1)
Defined on page F-164.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

48    CAPITAL STOCK (Continued)

Preference Stock or any other securities of the Bank ranking pari passu with, or junior to, the 2009 Preference Stock or the issuance of ordinary stock in the event of non-payment of cash dividends on the 2009 Preference Stock; or (ii) the redemption or repurchase of the 2009 Preference Stock or any other securities of the Bank ranking pari passu with, or junior to, the 2009 Preference Stock.

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

As the holder of the units of 2009 Preference Stock the NPRFC currently has the right to directly appoint 25% of the Directors of the Bank (such 25% to include any Directors already appointed by the Minister for Finance pursuant to the CIFS Guarantee Scheme, being a provision that survives the expiry of the CIFS Guarantee Scheme as continued under the terms of the ELG scheme) where the total number of Directors is 15 or less, or four Directors where the total number of Directors is 16, 17 or 18. The tabling of any resolution at a General Court of the Bank to alter the capital structure of the Group requires the prior approval in writing of the Minister for Finance. These rights apply in full for so long as the NPRFC or any Government preference stockholder holds any units of 2009 Preference Stock and they are not reduced in line with any reduction in the number of units of 2009 Preference Stock held.

While the NPRFC or a Government Entity holds the 2009 Preference Stock the implementation of any existing, or the adoption of any proposed, Capital Stock Resolution(1) shall be subject to the prior written consent of the Minister for Finance.

Use of ordinary stock in employee schemes

(a)   Employee Stock Issue Scheme

Under this scheme, each year the Court may set aside an element of Group profit before taxation for allocation to the trustees of the scheme to enable them to acquire units of ordinary stock on behalf of the scheme participants.

In addition, if an employee elects for the free stock award, they become eligible to purchase additional stock at market price from gross salary subject to Revenue Commissioners and HM Revenue & Customs rules respectively.

The maximum award permitted under the scheme is 6% of a participant's salary. There have been no awards to employees under the employee stock issue scheme since 2008.

(b)   Sharesave Scheme (SAYE Scheme)

Under this scheme, which has an Irish and UK version in order to conform with the relevant revenue legislation in both jurisdictions, all employees in Ireland and the UK are eligible to participate provided

(1)
Defined on page F-163.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

48    CAPITAL STOCK (Continued)

that they are employed by the Group on the invitation to participate date and they are still in the employ of the Group on the date that the options are granted.

Grant Dates		SAYE 2006	SAYE 2007
Option Price	ROI	€7.74	€4.39
	UK	€8.25	€4.68
Discount	ROI	25%	25%
	UK	20%	20%

The difference between Irish and UK option prices reflects the maximum discounts permitted under Revenue Commissioners and HM Revenue & Customs rules respectively.

As at 31 December 2011, there are outstanding options under the scheme over 6,712 units of ordinary stock, which are exercisable by February 2012.

	RoI	UK	RoI	UK
2011	2006 3yr	2006 3yr	2007 3yr	2007 3yr	Total
Outstanding at beginning of year	477	—	1,552,465	236,865	1,789,807
Lapsed	(477)	—	(1,548,255)	(234,363)	(1,783,095)

Outstanding at end of year	—	—	4,210	2,502	6,712

Weighted average exercise price	€7.74	—	€4.39	€4.68	€4.50

*
No options were either granted or exercised in the year ended 31 December 2011 or in the year ended 31 December 2010.

The last offer under the Group's SAYE scheme was in 2007. No new options have been created since this offer. These figures represent the option price adjusted for the 2010 Rights Issue.

(c)   Executive Stock Option Scheme (ESOS)

Options to subscribe for units of ordinary stock are granted under the terms of the current Stock Option Scheme, which was approved by stockholders. Key executives may participate in the current scheme at the discretion of the Remuneration Committee. Under the current scheme, the total value of options granted may not exceed 100% of an executive's salary. The subscription price per unit of stock shall not be less than the market value of the stock at the date of grant.

The exercise of options granted between 2004 and 2007 was conditional upon underlying earnings per share achieving a cumulative growth of at least 5% per annum compound above the increase in the Consumer Price Index over the three year performance period, commencing with the period in which the options are granted. If this performance condition is not achieved, the options lapse.

The performance conditions for options granted in 1996 up to and including 2005 were satisfied. Options may not be transferred or assigned and may be exercised only between the third and tenth anniversaries of their grant. The performance conditions for awards in 2006, 2007 and 2008 were not met and subsequently all options lapsed. There have been no further awards under the ESOS since 2008.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

48    CAPITAL STOCK (Continued)

The options below are before the Group's 2010 and 2011 Rights Issues. The Group Remuneration Committee exercised its discretion not to make any technical adjustments to these grants.

	31 December 2011		31 December 2010
	Number of options	Weighted average exercise price (€)	Number of options	Weighted average exercise price (€)
Outstanding at beginning of year	6,430,195	€9.75	7,950,045	€10.35
Expired during year	(3,316,682)	€8.02	(1,519,850)	€12.87
Outstanding at end of year	3,113,513	€11.59	6,430,195	€9.75
Exercisable at end of year	3,113,513	€11.59	3,964,163	€10.15

No options were either granted or exercised in the year ended 31 December 2011 or in the year ended 31 December 2010.

Exercise Price Range (€)	Number of options
10.54 – 10.77	1,821,499
11.05 – 13.68	1,292,014

Total	3,113,513

Outstanding options under the Stock Option Scheme are exercisable at price ranges above. The weighted average remaining contractual life of the outstanding options under the Stock Option Scheme is less than three years.

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

Provided the Group's Return on Equity (ROE) over the three year performance period is on average at least 20%, then the proportion of these units which actually vest on the third anniversary of the date of the original award is based on the Group's TSR growth relative to a comparator group of financial services companies, as follows:

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

48    CAPITAL STOCK (Continued)

If the Group's ROE over the three year performance period is on average below 20%, then the award lapses.

Under the LTPSP, a minimum of 80% of the vested stock must be retained for two years from maturity of award. After the two year retention period, an additional award of 20% is made. If the award is retained for an additional five years, a further award of 30% is made.

	31 December 2011		31 December 2010
	Number of conditional units	Weighted average grant price (€)	Number of conditional units	Weighted average grant price (€)
Outstanding at beginning of year	1,101,353	5.93	1,743,720	8.40
Vested during year	—	—	(11,890)	6.92
Expired during year	(1,090,034)	5.86	(630,477)	12.74
Outstanding at end of year	11,319	12.73	1,101,353	5.93

The above units are before the Group's 2010 and 2011 Rights Issues. The Group Remuneration Committee exercised its discretion not to make any technical adjustments to these grants.

The weighted average remaining contractual life of the outstanding options under the LTIP Scheme is less than 1 year (the potential matching awards of 30% on the previous LTPSP schemes are excluded from this calculation).

The performance conditions for awards in 2006, 2007 and 2008 were not met and subsequently, all options lapsed. There have been no further awards under the Group LTIP since 2008.

(e)   Limitations on Employee Stock Issue and Stock Option Schemes

All of the above stock issue and stock option schemes are subject to a range of flow rate controls approved by the stockholders and which conform to current institutional investor guidelines.

49    CAPITAL STRESS TEST AND ASSOCIATED RECAPITALISATION

2011 Prudential Capital Assessment Review

In the first quarter of 2011, the Central Bank undertook a Prudential Capital Assessment Review (2011 PCAR) which incorporated a Prudential Liquidity Assessment Review (2011 PLAR). Information on the Group's deleveraging plan to meet the 2011 PLAR is set out in note 17.

On 31 March 2011 the Central Bank announced the results of the 2011 PCAR, which required the Group to generate incremental equity capital of €4.2 billion including a regulatory buffer of €0.5 billion. In addition €1.0 billion of Contingent Capital was also required through the issue of a debt instrument which under certain circumstances would convert to equity capital.

2011 Recapitalisation of the Bank

Following the announcement of the results of the 2011 PCAR by the Central Bank on 31 March 2011, the Group undertook a range of initiatives to generate the incremental capital required. Ultimately these

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

49    CAPITAL STRESS TEST AND ASSOCIATED RECAPITALISATION (Continued)

initiatives, the principal elements of which were approved at the Extraordinary General Court on 11 July 2011 and 9 September 2011, included the following:

(i)
Liability management exercises;

(ii)
A Rights Issue underwritten by the State with a significant investment by institutional investors; and

(iii)
The issuance of a Contingent Capital note to the State.

The completion of the above has enabled the Group to satisfy the requirement of the 2011 PCAR to generate €4.2 billion of additional equity capital and €1 billion of Contingent Capital.

The following table summarises the balance sheet impact of the 2011 recapitalisation of the Bank.

	Income statement / retained earnings €m	Ordinary stock €m	Stock premium €m	Other reserves €m	Total €m
Liability management exercises
Gain arising on the liability management exercises (note 9)(1)	1,804	—	—	—	1,804
Issue of ordinary stock	—	288	377	—	665
Repurchase of US$150 million Floating Rate Note(2)	40	—	—	(58)	(18)

Impact of liability management exercises	1,844	288	377	(58)	2,451

Rights issue	—	954	954	—	1,908

	1,844	1,242	1,331	(58)	4,359

Transaction costs
Liability management exercises
—Recognised in the income statement(1)	(32)	—	—	—	(32)
— Transferred from retained earnings to stock premium	16	—	(16)	—	—
Rights issue	—	—	(114)	—	(114)
Taxation	(45)	—	—	—	(45)

2011 recapitalisation of the Bank, net of transaction costs and taxation	1,783	1,242	1,201	(58)	4,168

(1)
Recognised in the income statement during the year ended 31 December 2011.

(2)
The US$150 million Floating Rate Note was previously classified as equity within other reserves. On the repurchase of this note, the difference between the fair value of the consideration and the carrying value of the note is shown as a credit in retained earnings.

(i)    Liability management exercises

During 2011, the Group undertook a number of liability management exercises which generated €2,451 million of additional equity capital.

In June 2011, the Group invited certain subordinated bondholders to exchange their bonds for cash or units of ordinary stock. This resulted in subordinated bonds, with a nominal value of €1,924 million, being

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

49    CAPITAL STRESS TEST AND ASSOCIATED RECAPITALISATION (Continued)

tendered in exchange for 5,755,203,190 units of ordinary stock at a price of €0.1156 per unit and €13 million of cash. In addition, the Group was granted the right to insert a call option (which it subsequently exercised), to compulsorily acquire certain subordinated bonds with a nominal value of €101 million for cash at 0.001% of their nominal value.

In September 2011 and December 2011, the Group announced that it had repurchased certain subordinated bonds with a nominal value of €205 million. In December 2011, the Group announced that it had repurchased certain Residential mortgage-backed securities with a total nominal value of €1,148 million issued by Kildare Securities Limited and Brunel Residential Mortgage Securitisation No.1 plc. Further details are set out in note 9.

(ii)   A Rights Issue underwritten by the State with a significant investment by institutional investors

In July 2011 the Group successfully completed an 18 for 5 Rights Issue of 19,077,889,032 units of ordinary stock at a Rights Issue price of €0.10 per unit of ordinary stock, which raised gross proceeds of €1,908 million. The results of the Rights Issue were as follows:

•
valid acceptances were received from the State in respect of 6,875,316,158 units of ordinary stock (representing 36% of the stock issued);

•
valid acceptances were received from other stockholders in respect of 4,486,370,275 units of ordinary stock (representing 23.5% of the stock issued);

•
1,432,343,038 units of ordinary stock (representing 7.5% of the stock issued) were placed in the rump issue; and

•
in accordance with the transaction agreement with the State (see note 56), the State subscribed for the remaining 6,283,859,561 units of ordinary stock (representing 33% of the stock issued).

Following the completion of the Rights Issue, the State sold 10,510,960,763 units of ordinary stock to a group of institutional investors comprising Fairfax Financial Holdings, WL Ross, Capital Research (part of The Capital Group), Fidelity Investments and Kennedy Wilson. The institutional investors all manage their stockholdings independently. The sale completed on 17 October 2011, following which the State's stockholding in the Bank represents 15.1% of the issued ordinary stock.

(iii) Contingent capital note

To satisfy the requirement under the 2011 PCAR, the Group issued a Contingent Capital note to the State in July 2011. The nominal value of this note is €1 billion and the cash proceeds received (net of a fee paid to the State) amounted to €985 million. The note has a term of five years and an annual coupon of 10%, which can be increased to a market rate capped at 18% if the State sells the note to a third party. If the Core tier 1 capital ratio of the Group (as calculated under the terms of the instrument) falls below 8.25%, the note automatically converts to units of ordinary stock. The conversion price at which the note would convert is the volume-weighted average price (VWAP) of the ordinary stock over the 30 days prior to conversion, subject to a minimum conversion price of €0.05 per unit. Further details are set out in note 42.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

50    2010 RECAPITALISATION OF THE BANK

During the year ended 31 December 2010, the Bank increased its capital by way of the placing of ordinary stock with institutional investors (the Institutional Placing), the placing of ordinary stock with the NPRFC (the NPRFC Placing), a Rights Issue and debt for equity offers. The proceeds of the Institutional Placing and the Rights Issue were underwritten. The proposals which were approved by stockholders on 19 May 2010 consisted of:

•
Placing:  The placing comprised the Institutional Placing and the NPRFC Placing. The institutional placing involved the issue of 326,797,386 units of ordinary stock at a price of €1.53 per unit of ordinary stock. The price at which the ordinary stock was issued to placees represented a 15% discount to the closing price of €1.80 of the existing units of ordinary stock in issue on 23 April 2010 (being the last practicable date prior to announcement of the proposals). Placees were considered qualifying stockholders for the purposes of the Rights Issue in respect of their ordinary stock. Pursuant to the NPRFC Placing the NPRFC agreed to subscribe for 575,555,556 units of ordinary stock at a price of €1.80 per unit of ordinary stock (being the closing price on 23 April 2010). The consideration for the NPRFC's subscription was the conversion of 1,036,000,000 units of 2009 Preference Stock (at their subscription price of €1.00 per unit of 2009 Preference Stock) to units of ordinary stock. The ordinary stock issued pursuant to the NPRFC Placing was eligible for participation in the Rights Issue as if such ordinary stock was held on the Record Date (17 May 2010);

•
Rights Issue:  The NPRFC's consideration for the take up of its rights in respect of the NPRFC Coupon ordinary stock and its holding of ordinary stock as a result of the NPRFC Placing was the conversion of 626,958,696 units of 2009 Preference Stock at their subscription price of €1.00 each to 1,139,924,901 units of ordinary stock at the Rights Issue price of €0.55;

•
Debt for Equity Offers:  Under the debt for equity offers, holders of certain of the Group's subordinated liabilities and the US$150 million Perpetual Floating Rate Primary Capital Notes exchanged these securities for (a) Allotment Instruments (which automatically converted into ordinary stock on 10 September 2010); or (b) cash proceeds from the allotment of ordinary stock to be sold on their behalf; or (c) a combination thereof. On 10 September 2010, the allotment instrument matured and 71,990,958 units of ordinary stock were issued. Between 30 June 2010 and 10 September 2010, the carrying value of the allotment instrument reduced by €11 million due to a reduction in the number of units of ordinary stock expected to be issued. This reduction was recognised in the income statement.

•
Warrant Cancellation:  The warrants held by the NPRFC were cancelled in return for the payment of €491 million in cash by the Bank to the NPRFC. The cancellation of the warrants had no impact on capital stock but the impact was to reduce other reserves by €110 million and stock premium by €381 million as shown in the consolidated statement of changes in equity (see pages F-7 and F-9).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

50    2010 RECAPITALISATION OF THE BANK (Continued)

The following table shows the impact in the year ended 31 December 2010 of the capital raising initiatives and the dividend on the 2009 Preference Stock (which was paid in ordinary stock) on ordinary stock, deferred stock, 2009 Preference Stock and stock premium.

	Ordinary Stock		Deferred Stock		2009 Preference Stock		Stock Premium
	Number	€m	Number	€m	Number	€m	€m
Government
Dividend on 2009 Preference Stock paid in units of ordinary stock(1)	184,394,378	118	—	—	—	—	(118)
NPRFC placing(2)	575,555,556	58	—	—	(1,036,000,000)	(11)	(47)
NPRFC rights(2)	1,139,924,901	114	—	—	(626,958,696)	(6)	(108)
Conversion of 2009 Preference Stock		172				(17)	(155)
Other
Institutional placing(3)	326,797,386	32	—	—	—	—	467
Rights issue(3)	981,992,918	98	—	—	—	—	442
Debt for equity offers(4)	1,086,519,602	108	—	—	—	—	500
Issue of ordinary stock	—	238	—	—	—	—	1,409
Transaction costs charged to stock premium	—	—	—	—	—	—	(121)
Loss on cancellation of warrants	—	—	—	—	—	—	(381)
Renominalisation of share capital	—	(654)	1,210,621,289	654	—	—	—

	4,295,184,741	(126)	1,210,621,289	654	(1,662,958,696)	(17)	634

(1)
Paid in units of €0.64 cents prior to renominalisation of share capital

(2)
Settled through the conversion of 2009 Preference Stock into units of ordinary stock

(3)
Issue of new shares for cash

(4)
Issue of ordinary stock in exchange for debt instruments.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

51    MEASUREMENT BASIS OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The table below analyses the carrying amounts of the financial assets and financial liabilities by accounting treatment and by balance sheet heading.

	At fair value through profit or loss
				At fair value through Other Comprehensive income (OCI)
	Derivatives designated as fair value hedging instruments €m					Loans and advances / held at amortised cost €m
31 December 2011		Held for trading €m	Designated upon initial recognition €m	Available for sale €m	Cash flow hedge derivatives €m		Insurance contracts €m	Total €m
Financial assets
Cash and balances at central banks	—	—	—	—	—	8,181	—	8,181
Items in the course of collection from other banks	—	—	—	—	—	443	—	443
Trading securities	—	6	—	—	—	—	—	6
Derivative financial instruments	765	4,158	—	—	1,439	—	—	6,362
Other financial assets at fair value through profit or loss	—	—	8,914	—	—	—	—	8,914
Loans and advances to banks	—	—	—	—	—	8,059	—	8,059
Available for sale financial assets	—	—	—	10,262	—	—	—	10,262
NAMA senior bonds	—	—	—	—	—	5,016	—	5,016
Loans and advances to customers	—	—	—	—	—	99,314	—	99,314
Assets held for sale to NAMA	—	—	—	—	—	—	—	—
Other assets classified as held for sale	—	—	—	—	—	2,446	—	2,446
Interest in associates	—	—	31	—	—	—	—	31

Total financial assets	765	4,164	8,945	10,262	1,439	123,459	—	149,034

Financial liabilities
Deposits from banks	—	—	132	—	—	31,402	—	31,534
Customer accounts	—	—	1,785	—	—	68,721	—	70,506
Items in the course of transmission to other banks	—	—	—	—	—	271	—	271
Derivative financial instruments	538	3,835	—	—	1,645	—	—	6,018
Debt securities in issue	—	—	457	—	—	18,667	—	19,124
Liabilities to customers under investment contracts	—	—	4,954	—	—	—	—	4,954
Insurance contract liabilities	—	—	—	—	—	—	7,037	7,037
Subordinated liabilities	—	—	27	—	—	1,399	—	1,426
Other short positions	—	4	—	—	—	—	—	4

Total financial liabilities	538	3,839	7,355	—	1,645	120,460	7,037	140,874

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

51    MEASUREMENT BASIS OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

	At fair value through profit or loss
				At fair value through other comprehensive income
	Derivatives designated as fair value hedging instruments €m					Loans and advances / Held at amortised cost €m
31 December 2010		Held for trading €m	Designated upon initial recognition €m	Available for sale €m	Cash flow hedge derivatives €m		Insurance contracts €m	Total €m
Financial assets
Cash and balances at central banks	—	—	—	—	—	1,014	—	1,014
Items in the course of collection from other banks	—	—	—	—	—	491	—	491
Trading securities	—	151	—	—	—	—	—	151
Derivative financial instruments	924	3,751	—	—	1,700	—	—	6,375
Other financial assets at fair value through profit or loss	—	—	10,045	—	—	—	—	10,045
Loans and advances to banks	—	—	—	—	—	7,458	—	7,458
Available for sale financial assets	—	—	—	15,576	—	—	—	15,576
NAMA senior bonds	—	—	—	—	—	5,075	—	5,075
Loans and advances to customers	—	—	—	—	—	114,457	—	114,457
Assets held for sale to NAMA	—	7	—	—	—	797	—	804
Interest in associates	—	—	26	—	—	—	—	26

Total financial assets	924	3,909	10,071	15,576	1,700	129,292	—	161,472

Financial liabilities
Deposits from banks	—	—	412	—	—	40,663	—	41,075
Customer accounts	—	—	1,471	—	—	63,972	—	65,443
Items in the course of transmission to other banks	—	—	—	—	—	293	—	293
Derivative financial instruments	557	3,457	—	—	1,431	—	—	5,445
Debt securities in issue	—	—	545	—	—	28,148	—	28,693
Liabilities to customers under investment contracts	—	—	5,271	—	—	—	—	5,271
Insurance contract liabilities	—	—	—	—	—	—	7,188	7,188
Subordinated liabilities	—	—	83	—	—	2,692	—	2,775

Total financial liabilities	557	3,457	7,782	—	1,431	135,768	7,188	156,183

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

51    MEASUREMENT BASIS OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

The fair value and contractual amount due on maturity of financial liabilities designated at fair value upon initial recognition are shown on the table below.

	31 December 2011		31 December 2010
	Fair values €m	Contractual amount due on maturity €m	Fair values €m	Contractual amount due on maturity €m
Deposits from banks	132	132	412	412
Customer accounts	1,785	1,997	1,471	1,628
Liabilities to customers under investment contracts	4,954	4,954	5,271	5,271
Debt securities in issue	457	662	545	915
Subordinated liabilities	27	75	83	166

Financial liabilities designated at fair value through profit or loss	7,355	7,820	7,782	8,392

For financial assets and financial liabilities which are recognised and subsequently measured at fair value through profit or loss or through other comprehensive income, a description of the methods and assumptions used to calculate those fair values is set out in note 52.

52    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The Group's accounting policy on valuation of financial instruments is set out on page F-24, while pages F-42 and F-43 give details on the critical accounting estimates and judgements made by management in relation to the fair value of financial instruments. The fair value of a financial instrument is defined as the amount for which an asset could be exchanged, or a liability settled, in an arm's length transaction between knowledgeable willing parties.

Where possible, the Group calculates fair value using observable market prices. Where market prices are not available, fair values are determined using valuation techniques which may include discounted cash flow models or comparisons to instruments with characteristics either identical or similar to those of the instruments held by the Group or at recent arm's length market transactions.

These techniques are subjective in nature and involve assumptions which are based upon management's view of market conditions at the period end which may not necessarily be indicative of any subsequent fair value. Furthermore, minor changes in the assumptions used could have a significant impact on the resulting estimated fair values, and, as a result, readers of these financial statements are advised to use caution when using this data to evaluate the Group's financial position.

The concept of fair value assumes realisation of financial instruments by way of a sale. However, in many cases, particularly in respect of loans and advances to customers, the Group intends to realise assets through collection over time. As such, the fair values calculated do not represent the value of the Group as a going concern at 31 December 2011 or 31 December 2010.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

(a)   Financial assets and financial liabilities recognised and subsequently measured at fair value

All financial instruments are initially recognised at fair value. The Group subsequently measures trading securities, other financial assets and financial liabilities designated at fair value through profit or loss, derivatives and available for sale financial assets at fair value in the balance sheet. These instruments are shown as either at fair value through profit or loss (FVTPL) or at fair value through Other Comprehensive Income (OCI) in note 51 on the measurement basis of financial assets and financial liabilities. A description of the methods and assumptions used to calculate fair values of these assets and liabilities is set out below.

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

Certain derivatives are valued using unobservable inputs relating to counterparty credit which are significant to their valuation. The effect of using reasonably possible alternative assumptions in the valuation of these derivatives would be to increase their fair value by up to €20 million or decrease their fair value by up to €20 million, with a corresponding impact on the income statement.

In addition a small number of derivative financial instruments are valued using significant unobservable inputs other than counterparty credit. However, changing one or more assumptions used in the valuation of these derivatives would not have a significant impact as they are entered into to hedge the exposure arising on certain customer accounts (see below), leaving the Group with no net valuation risk due to the unobservable inputs.

Assets held for sale to NAMA—derivatives

The Group has no assets held for sale to NAMA at 31 December 2011. In relation to derivatives held for sale to NAMA at 31 December 2010, counterparty credit was not considered observable and was significant to their valuation.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

Interest in associates

Investments in associates which are venture capital investments are valued in accordance with the 'International Private Equity and Venture Capital Valuation Guidelines'. This requires the use of various inputs such as discounted cash flow analysis and comparison with the earnings multiples of listed comparative companies amongst others. Although the valuation of unquoted equity instruments is subjective by nature, the relevant methodologies are commonly applied by other market participants and have been consistently applied over time. Using reasonably possible alternative assumptions would not have a material impact on the value of these assets.

Available for sale financial assets

For available for sale financial assets for which an active market exists, fair value has been determined directly from observable market prices or yields through a recognised pricing source or an independent broker, price-provider or investment bank.

A small number of assets have been valued using vendor prices, which are not considered to represent observable market data. The effect of using reasonably possible alternative assumptions would be to decrease their fair value by up to €2 million or to increase their fair value by up to €12 million, with a corresponding impact on the statement of other comprehensive income.

NAMA subordinated debt does not trade in an active market for which observable market data is available. Its fair value has been estimated using a discounted cash flow valuation technique incorporating observable yields on bonds trading in active markets. A 0.50% increase / (decrease) in the discount rate used to value the debt would result in an decrease of €4 million (increase of €4 million) in its fair value, with a corresponding impact on other comprehensive income.

Debt securities in issue and subordinated liabilities

These instruments comprise debt securities in issue and subordinated liabilities with a fair value of €484 million (31 December 2010: €628 million) which are measured at fair value through profit or loss, the fair value of which is based on valuation techniques incorporating significant unobservable market data. The significant unobservable input is the Group's credit spread, the estimation of which is judgemental in current market circumstances. The Group estimates this spread by reference to recent transactions in the same instrument or in similar instruments issued by the Group. In addition the Group considers the credit spread applicable to Irish Government bonds. A 1% increase / (decrease) in the estimated credit spread at 31 December 2011 would result in a decrease of €26 million / (increase of €26 million) in the fair value of the liabilities, with a corresponding impact on the income statement.

Customer accounts and deposits by banks

Customer accounts and deposits by banks designated at fair value through profit or loss consist of deposits which contain an embedded derivative (typically an equity option). These instruments are typically valued using valuation techniques which use observable market data. The Group incorporates the effect of changes in its own credit spread when valuing these instruments. The Group estimates this spread by reference to recent transactions in the same instrument or in similar instruments issued by the Group.

A small number of customer accounts are valued using additional non-observable inputs. However, changing one or more assumptions used in the valuation of these customer accounts would not have a

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

significant impact as these customer accounts are hedged with offsetting derivatives (see above), leaving the Group with no net valuation risk due to those non-observable inputs.

Liabilities to customers under insurance and investment contracts

The accounting policy for these instruments is set out on page F-35. In accordance with the accounting policy, the fair value of liabilities to customers under both insurance and investment unit linked contracts is contractually linked to the fair value of the financial assets within the policyholders' unit linked funds. The value of the unit linked financial liabilities is determined using current unit prices multiplied by the number of units attributed to the contract holders at the balance sheet date. Their value is never less than the amount payable on surrender, discounted for the required notice period where applicable.

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

Loans and advances to customers and other assets classified as held for sale

Loans and advances are carried net of provisions for impairment. The fair value of both fixed and variable rate loans and advances to customers is estimated using valuation techniques which include:

•
the discounting of estimated future cash flows at current market rates, incorporating the impact of current credit spreads and margins. The fair value reflects both loan impairments at the balance sheet date and estimates of market participants' expectations of credit losses over the life of the loans; and

•
recent arm's length transactions in similar assets.

NAMA senior bonds

NAMA senior bonds are classified as loans and receivables and are carried net of provisions for impairment. Their fair value has been estimated by using a valuation technique which takes into consideration the Government guarantee, collateral and other support, valuations in the repo market and the yield on Irish Government bonds of similar maturity.

Assets held for sale to NAMA

The Group had no assets held for sale to NAMA at 31 December 2011. Assets held for sale to NAMA were measured on the same basis in the balance sheet as prior to their classification as held for sale, in line with the Group's accounting policy for assets held for sale to NAMA, set out on page F-30.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

At 31 December 2010, the Group estimated that the discount to gross loan value on the remaining loans held for sale to NAMA would be in a range of 20% to 30%. For the purposes of presenting the fair value of the total portfolio of assets held for sale to NAMA, the Group applied a 25% discount (being the mid point of the Group's expected range) to all such loans.

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

(c)   Fair value hierarchy

The following table shows, for the Group's financial assets and financial liabilities that are recognised and subsequently measured at fair value, their classification within a three-level fair value hierarchy.

Level 1 comprises financial assets and financial liabilities valued using quoted market prices in active markets. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis.

Level 2 comprises financial assets and financial liabilities valued using techniques based significantly on observable market data.

Level 3 comprises financial assets and financial liabilities valued using techniques where the impact of the unobservable market data is significant in determining the fair value of the instrument. Unobservable market data is not readily available in an active market due to market illiquidity or complexity of the product. These inputs are generally determined based on observable inputs of a similar nature, historic observations on the level of the input or analytical techniques.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

31 December 2011	Level 1 €m	Level 2 €m	Level 3 €m	Total €m
Financial assets held at fair value
Trading securities	6	—	—	6
Derivative financial instruments	—	5,831	531	6,362
Other financial assets at FVTPL	8,270	627	17	8,914
AFS financial assets	9,442	646	174	10,262
Interest in associates	—	—	31	31

	17,718	7,104	753	25,575

As a % of fair value assets	69.3%	27.8%	2.9%	100%

Financial liabilities held at fair value
Deposits from banks	—	132	—	132
Customer accounts	—	1,774	11	1,785
Derivative financial instruments	—	5,968	50	6,018
Liabilities to customers under investment contracts	—	4,954	—	4,954
Insurance contract liabilities	—	7,037	—	7,037
Debt securities in issue	—	—	457	457
Other short position	4	—	—	4
Subordinated liabilities	—	—	27	27

	4	19,865	545	20,414

As a % of fair value liabilities	—	97.3%	2.7%	100%

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

31 December 2010	Level 1 €m	Level 2 €m	Level 3 €m	Total €m
Financial assets held at fair value
Trading securities	151	—	—	151
Derivative financial instruments	—	6,343	32	6,375
Assets held for sale to NAMA—derivatives	—	—	7	7
Other financial assets at FVTPL	9,428	600	17	10,045
AFS financial assets	14,167	1,209	200	15,576
Interest in associates	—	—	26	26

	23,746	8,152	282	32,180

As a % of fair value assets	73.8%	25.3%	0.9%	100%

Financial liabilities held at fair value
Deposits from banks	—	412	—	412
Customer accounts	—	1,429	42	1,471
Derivative financial instruments	—	5,418	27	5,445
Liabilities to customers under investment contracts	—	5,271	—	5,271
Insurance contract liabilities	—	7,188	—	7,188
Debt securities in issue	—	—	545	545
Subordinated liabilities	—	—	83	83

	—	19,718	697	20,415

As a % of fair value liabilities	—	96.6%	3.4%	100%

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

Movements in level 3 assets

31 December 2011	Other financial assets at FVTPL €m	Derivative financial instruments €m	Derivatives held for sale to NAMA €m	Available for sale financial assets €m	Interest in associates €m	Total €m
Opening Balance	17	32	7	200	26	282
Total gains or losses in:
Profit or loss
—Net trading expense	—	12	—	—	—	12
—Other income	—	—	—	14	—	14
—Impairment charges	—	—	—	(16)	—	(16)
—Share of results of associates	—	—	—	—	—	—
Other comprehensive income	—	—	—	3	—	3
Additions	—	91	—	26	5	122
Disposals	—	—	(7)	(40)	—	(47)
Redemptions	—	—	—	(4)	—	(4)
Transfers out of level 3
—from level 3 to level 2	—	(6)	—	(16)	—	(22)
Transfers into level 3
—from level 2 to level 3	—	402	—	7	—	409

Closing balance	17	531	—	174	31	753

Total gains / (losses) for the year included in profit or loss for assets held in level 3 at the end of the reporting year	—	280	—	—	—	280

Other transfers
—from level 1 to level 2	—	—	—	19	—	19

—from level 2 to level 1	—	—	—	—	—	—

The transfer from level 3 to level 2 arose as result of the availability of observable market prices at 31 December 2011 which were unavailable at 31 December 2010 or as a result of unobservable inputs becoming less significant to the fair value measurement of these assets.

The transfer from level 2 to level 3 arose as a result of the unobservable inputs becoming significant to the fair value measurement of these assets.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

Movements in level 3 assets

31 December 2010	Trading securities €m	Derivative financial instruments €m	Derivatives held for sale to NAMA €m	Available for sale financial assets €m	Interest in associates €m	Total €m
Opening Balance	—	36	93	332	23	484
Total gains or losses in:
Profit or loss
—Net trading expense	—	6	(16)	—	—	(10)
—Impairment charges	—	—	—	(70)	—	(70)
—Share of results of associates	—	—	—	—	5	5
Other Comprehensive income	—	—	—	(6)	—	(6)
Additions	17	1	—	182	5	205
Disposals	—	—	(54)	(145)	(7)	(206)
Redemptions	—	(14)	(16)	(4)	—	(34)
Transfers out of level 3
—from level 3 to level 2	—	—	—	(89)	—	(89)
Transfers into level 3
—from level 2 to level 3	—	3	—	—	—	3

Closing balance	17	32	7	200	26	282

Total gains / (losses) for the year included in profit or loss for assets held in level 3 at the end of the reporting year	—	6	(16)	(70)	5	(75)

Other transfers
—from level 1 to level 2	—	—	—	76	—	76
—from level 2 to level 1	—	—	—	18	—	18

The transfer from level 3 to level 2 arose as a result of an ability to obtain observable market prices at 31 December 2010 which were unavailable at 31 December 2009.

The transfer from level 2 to level 3 arose as a result of the unobservable inputs becoming significant to their fair value measurement.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

Movements in level 3 liabilities

31 December 2011	Customer accounts €m	Derivative financial instruments €m	Derivatives held for sale to NAMA €m	Debt securities in issue €m	Subordinated liabilities €m	Total €m
Opening Balance	42	27	—	545	83	697
Exchange adjustments	—	—	—	(3)	—	(3)
Total gains or losses in:
Profit or loss
—Net trading expense	—	(4)	—	(3)	(10)	(17)
—Other income	—	—	—	—	(2)	(2)
Other Comprehensive income	—	—	—	—	—	—
Additions	—	10	—	—	—	10
Disposals	—	—	—	—	—	—
Redemptions and maturities	—	(4)	—	(82)	(44)	(130)
Transfers out of level 3
—from level 3 to level 2	(35)	—	—	—	—	(35)
Transfers into level 3
—from level 2 to level 3	4	21	—	—	—	25

Closing balance	11	50	—	457	27	545

Total gains / (losses) for the year included in profit or loss for liabilities held at the end of the reporting year	5	(31)	—	(40)	—	(66)

The transfer from level 3 to level 2 arose as a result of an ability to obtain observable market prices at 31 December 2011 which were unavailable at 31 December 2010.

The transfer from level 2 to level 3 arose as a result of the unobservable inputs becoming significant to their fair value measurement.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

Movements in level 3 liabilities

31 December 2010	Customer accounts €m	Derivative financial instruments €m	Derivatives held for sale to NAMA €m	Debt securities in issue €m	Subordinated liabilities €m	Total €m
Opening Balance	62	20	1	472	229	784
Total gains or losses in:
Profit or loss
—Net trading expense	1	7	—	(124)	(59)	(175)
Other Comprehensive income	—	—	—	—	21	21
Additions	2	6	—	252	—	260
Disposals	—	—	(1)	—	—	(1)
Redemptions and maturities	(57)	—	—	(55)	(108)	(220)
Transfers out of level 3
—from level 3 to level 2	—	(10)	—	—	—	(10)
Transfers into level 3
—from level 2 to level 3	34	4	—	—	—	38

Closing balance	42	27	—	545	83	697

Total gains / (losses) for the year included in profit or loss for liabilities held at the end of the reporting year	39	12	—	(124)	(53)	(126)

The transfer from level 3 to level 2 arose as a result of an ability to obtain observable market prices at 31 December 2010 which were unavailable at 31 December 2009.

The transfer from level 2 to level 3 arose as a result of the unobservable inputs becoming less significant to their fair value measurement of these liabilities.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

The carrying amount and the fair value of the Group's financial assets and financial liabilities as at 31 December 2011 and 31 December 2010 are set out in the table below.

	31 December 2011		31 December 2010
	Carrying amount €m	Fair values €m	Carrying amount €m	Fair values €m
Financial instruments held for trading
Debt securities(1)	6	6	151	151
Derivative financial instruments—trading
Foreign exchange contracts(1)	(89)	(89)	135	135
Interest rate contracts(1)	281	281	132	132
Equity and commodity contracts(1)	131	131	27	27
Non-trading financial instruments
Assets
Cash and balances at central banks(1)	8,181	8,181	1,014	1,014
Items in course of collection from other banks(1)	443	443	491	491
Loans and advances to banks	8,059	7,993	7,458	7,454
Loans and advances to customers (including assets classified as held for sale)	101,747	86,653	114,457	103,172
Assets held for sale to NAMA(2)	—	—	804	661
Available for sale financial assets(1)	10,262	10,262	15,576	15,576
NAMA senior bonds	5,016	5,055	5,075	5,075
Other financial assets at fair value through profit or loss(1)	8,914	8,914	10,045	10,045
Liabilities
Deposits from banks	31,534	31,574	41,075	41,047
Customer accounts	70,506	70,495	65,443	65,545
Items in the course of transmission to other banks(1)	271	271	293	293
Debt securities in issue	19,124	15,989	28,693	26,060
Liabilities to customers under investment contracts(1)	4,954	4,954	5,271	5,271
Insurance contract liabilities(1)	7,037	7,037	7,188	7,188
Subordinated liabilities	1,426	1,142	2,775	1,150
Derivative financial instruments—hedging
Interest rate contracts and foreign exchange contracts(1)	21	21	636	636

(1)
The fair value of these financial instruments is equal to the carrying value. These instruments are either carried at market value or have minimal credit losses and are either short term in nature or repriced frequently.

(2)
Assets held for sale to NAMA at 31 December 2010 were measured on the same basis in the balance sheet as prior to their classification as held for sale. For the purposes of presenting the fair value of the total portfolio of assets held for sale to NAMA, the Group applied a 25% discount (being the mid point of the Group's expected range) to all such loans.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

53    CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances:

	31 December 2011 €m	31 December 2010 €m	31 December 2009 €m
Cash and balances at central banks	8,181	1,014	4,241
Loans and advances to banks (with an original maturity of less than 3 months)	7,591	7,121	4,946

Cash and cash equivalents	15,772	8,135	9,187

Cash and balances at central banks is made up as follows:

Cash and balances at central banks	Year ended 31 December 2011 €m
United Kingdom (Bank of England)	7,624
United States (Federal Reserve)	194
Other (cash holdings)	363

Total	8,181

The Group's exposure to the United Kingdom set out above primarily relates to liquid assets in excess of regulatory liquidity requirements held by Bank of Ireland (UK) plc.

54    PROFIT OR LOSS OF THE PARENT COMPANY

The parent company of the Group is the Governor and Company of the Bank of Ireland (the Bank). In accordance with Section 148(8) of the Companies Act, 1963 and Section 7(1A) of the Companies (Amendment) Act, 1986, the Bank is availing of the exemption of presenting its individual income statement to the Annual General Court and from filing it with the Registrar of Companies. The Bank's profit after tax for the year ended 31 December 2011 determined in accordance with IFRS is €375 million. The profit after tax determined in accordance with IFRS for the year ended 31 December 2010 was €1,248 million.

The Bank is a corporation established in Ireland in 1783 under Royal Charter with a primary listing on the Irish Stock Exchange and a premium listing on the London Stock Exchange.

In the US the Bank's ordinary stock is traded on the New York Stock Exchange in the form of American Depository Shares (ADSs). The Group implemented a ratio change with respect to its American Depository Receipt (ADR) programme, effective from 14 October 2011, where the ratio changed from one ADS representing four units of ordinary stock (1:4), to one ADS representing 40 units of ordinary stock (1:40). Following this change, each ADS represents the right to receive 40 units of ordinary stock and evidenced by American Depository Receipts (ADRs).

55    RELATED PARTY TRANSACTIONS

A number of banking transactions are entered into between the Bank and its subsidiaries in the normal course of business. These include loans, deposits and foreign currency transactions. The amounts outstanding at the year end date are set out in notes 28 and 39.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

55    RELATED PARTY TRANSACTIONS (Continued)

(a)   Associates and joint ventures

The Group provides to and receives from its associates and joint ventures certain banking and financial services, which are not material to the Group, on similar terms to third party transactions. These include loans, deposits and foreign currency transactions. The amounts outstanding at the year end date are set out in notes 28 and 39.

Where appropriate under tax rules, the Group claims from or surrenders tax losses to its associates and joint ventures. In these cases, payments, equal to the value of the losses claimed or surrendered, are made to or received from the associates or joint ventures concerned.

(b)   Pension funds

The Group provides a range of normal banking and financial services, which are not material to the Group, to various pension funds operated by the Group for the benefit of its employees (principally to the Bank of Ireland Staff Pensions Fund (BSPF)), which are conducted on similar terms to third party transactions. Details on the Group's contributions to the pension funds are set out in note 46.

The Group occupies a number of premises owned by the Group's pension schemes. The total value of these properties at 31 December 2011 is €24 million (31 December 2010: €25 million). The total rental income paid to the Group's pension schemes during the year ended 31 December 2011 was €2.1 million (year ended 31 December 2010: €2.1 million).

The assets of the Group's pension schemes assets included Bank of Ireland stock amounting to €2 million at 31 December 2011 (31 December 2010: €2 million).

At 31 December 2010, €2,825 million of the BSPF assets were managed by Bank of Ireland Asset Management Limited (BIAM) and Bank of Ireland Securities Services (BoISS) acted as custodian for these assets. As set out in note 19, BIAM was sold to State Street Global Advisors (SSGA) in January 2011 and BoISS was sold to Northern Trust Corporation in June 2011. The pension scheme assets continue to be managed by SSGA and Northern Trust continues to act as custodian for these assets.

At 31 December 2010, €9 million of the BSPF assets were managed by Paul Capital Investments LLC. As set out in note 19, Paul Capital Investments LLC was disposed of by the Group in April 2011.

During the year ended December 2011, fees of €1.4 million (year ended 31 December 2010: €5.1 million) were paid to the Group by the BSPF. The fees during the year ended 31 December 2011 were principally in relation to services carried out by the Group relating to the administration of the pension schemes. In the year ended 31 December 2010, the fees also included amounts paid to BIAM and BoISS in relation to the services described above.

(c)   Transactions with the State

The State, through both the Group's participation in the ELG scheme and the investment by the NPRFC in the 2009 Preference Stock of the Bank, is a related party of the Group.

Details of individually or collectively significant transactions with the State and entities under its control or joint control are set out in note 56.

(d)   Transactions with Directors and Key Management Personnel

(i)    Loans to Directors

The following information is presented in accordance with the Companies Act 1990 (as amended by the Companies (Amendment) Act 2009). For the purposes of the Companies Acts disclosures, Directors means the Court of Directors and any past Directors who were Directors during the relevant period.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

55    RELATED PARTY TRANSACTIONS (Continued)

Directors' emoluments are set out in the Directors' Information in note 61.

Where no amount is shown in the tables below, this indicates either a credit balance, a balance of nil, or a balance of less than €500.

Companies Acts disclosure Loans	Balance as at 1 January 2011(1) €'000	Balance as at 31 December 2011(1) €'000	Aggregate maximum amount outstanding during the year ended 31 December 2011(2) €'000
Directors at 31 December 2011
R Boucher
Mortgage total	206	176	206
Other loans total(3)	687	660	672
Credit card total	1	2	16

Total	894	838	894

T Considine
Credit card total	1	3	3

Total	1	3	3

J Kennedy
Mortgages total	776	651	776
Credit card total	—	3	3
Current account total	—	—	1

Total	776	654	780

P Kennedy
Mortgages total	5,078	5,046	5,078
Credit card total	3	16	16
Current account total	—	—	2

Total	5,081	5,062	5,096

P Molloy
Other loan total	127	—	127
Credit card total(4)	15	10	15

Total	142	10	142

P Mulvihill
Credit card total	—	—	—
Current account total	—	—	—

Total	—	—	—

(1)
Balance includes principal and interest.

(2)
These figures include credit card exposures at the maximum statement balance. While the closing balance includes interest accrued and interest paid, the maximum balance includes interest paid.

(3)
Foreign currency amounts are converted into euro using exchange rates at 31 December 2011, 31 December 2010 and the average exchange rate for the year as appropriate.

(4)
On terms similar to those available to staff generally.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

55    RELATED PARTY TRANSACTIONS (Continued)

Companies Acts disclosure Loans	Balance as at 1 January 2011(1) €'000	Balance as at 31 December 2011(1) €'000	Aggregate maximum amount outstanding during the year ended 31 December 2011(2) €'000
J Walsh
Credit card total	1	2	4
Current account total	—	8	10

Total	1	10	14

Directors no longer in office at 31 December 2011
J O'Donovan (retired 31 December 2011)
Credit card total(4)	1	3	5
Current account total(4)	—	—	28

Total	1	3	33

D Crowley (retired 15 June 2011)
Mortgages total	496	542	575
Other loan total	10	—	10
Credit cards total(3),(4)	15	16	20
Current accounts total(4)	—	—	1

Total	521	558	606

P Haran (retired 15 June 2011)
Mortgage total	105	89	105
Credit card total	—	1	6

Total	105	90	111

H A McSharry (retired 15 June 2011)
Mortgages total	92	—	92
Credit card total	1	6	6

Total	93	6	98

(1)
Balance includes principal and interest.

(2)
These figures include credit card exposures at the maximum statement balance. While the closing balance includes interest accrued and interest paid, the maximum balance includes interest paid.

(3)
Foreign currency amounts are converted into euro using exchange rates at 31 December 2011, 31 December 2010 and the average exchange rate for the year as appropriate.

(4)
On terms similar to those available to staff generally.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

55    RELATED PARTY TRANSACTIONS (Continued)

D Donovan (retired 15 June 2011), D Holt (retired 15 June 2011), R Hynes (retired 31 December 2011), P Butler and P O'Sullivan had no loans from the Group during the year ended 31 December 2011.

All Directors except T Considine have other transactions with the Bank. The nature of these transactions includes investments, pension funds, deposits, life assurance and current accounts with credit balances. The relevant balances on these accounts are included in the aggregate figure for deposits on page F-157.

Other than as indicated, all loans to Directors are made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for similar transactions with other persons unconnected with the Bank and of similar financial standing and do not involve more than the normal risk of collectability.

There are no provisions or expenses in respect of any failure or anticipated failure to repay any of the above loans or interest thereon. There is no interest which having fallen due on the above loans has not been paid.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

55    RELATED PARTY TRANSACTIONS (Continued)

Companies Acts disclosure Loans	Balance as at 1 January 2010(1) €'000	Balance as at 31 December 2010(1) €'000	Aggregate maximum amount outstanding during the Year ended 31 December 2010(2) €'000
Directors at 31 December 2010
R Boucher
Mortgage total	235	206	235
Other loans total(3)	708	687	732
Credit card total	3	1	15

Total	946	894	982

T Considine
Credit card total	1	1	3

Total	1	1	3

D Crowley
Mortgages total	614	496	614
Other loan total	18	10	18
Credit cards total(3),(4)	14	15	26
Current accounts total(4)	—	—	2

Total	646	521	660

D Donovan
Credit card total	—	—	2

Total	—	—	2

P Haran
Mortgage total	120	105	120
Credit card total	2	—	2

Total	122	105	122

J Kennedy
Mortgages total	1,301	776	1,301
Other loan total	98	—	98
Credit card total	—	—	2
Current account total	—	—	4

Total	1,399	776	1,405

(1)
Balance includes principal and interest.

(2)
These figures include credit card exposures at the maximum statement balance. While the closing balance includes interest accrued and interest paid, the maximum balance includes interest paid.

(3)
Foreign currency amounts are converted into euro using exchange rates at 31 December 2010, 31 December 2009 and the average exchange rate for the year as appropriate.

(4)
On terms similar to those available to staff generally.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

55    RELATED PARTY TRANSACTIONS (Continued)

	Balance as at 1 January 2010(1) €'000	Balance as at 31 December 2010(1) €'000	Aggregate maximum amount outstanding during the Year ended 31 December 2010(2) €'000
H A McSharry
Mortgages total	120	92	120
Credit card total	5	1	8

Total	125	93	128

P Molloy
Other loan total	500	127	500
Credit card total(3)	7	15	15

Total	507	142	515

J O'Donovan
Credit card total(3)	2	1	6

Total	2	1	6

J Walsh
Credit card total	1	1	3
Current account total	—	—	28

Total	1	1	31

P Kennedy
Mortgages total	4,666	5,078	5,078
Credit card total	7	3	7
Current account total	—	—	175

Total	4,673	5,081	5,260

Directors no longer in office at 31 December 2010
D McCourt
Mortgage total	348	348	348
Other loans total	45	79	79
Credit card total	3	3	3

Total	396	430	430

T Neill
Credit card total	3	—	3

Total	3	—	3

(1)
Balance includes principal and interest.

(2)
These figures include credit card exposures at the maximum statement balance. While the closing balance includes interest accrued and interest paid, the maximum balance includes interest paid.

(3)
On terms similar to those available to staff generally

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

55    RELATED PARTY TRANSACTIONS (Continued)

D Holt, R Hynes and P O'Sullivan had no loans with the Group during the year ended 31 December 2010.

(ii)   Loans to connected persons on favourable terms

2011	Balance as at 31 December 2011(1) €'000	Maximum amounts outstanding during the year ended 31 December 2011(2) €'000	Number of persons as at 31 December 2011	Maximum number of persons during the year ended 31 December 2011
Connected Persons(3) of the following Directors:
D Crowley	5	5	1	1
P Molloy	2	7	1	2

While the above arrangements are on favourable terms the terms are similar to those available to staff generally.

2010	Balance as at 31 December 2010(1) €'000	Maximum amounts outstanding during the year ended 31 December 2010(2) €'000	Number of persons as at 31 December 2010	Maximum number of persons during the year ended 31 December 2010
Connected Persons(3) of the following Directors:
D Crowley	1	4	1	1
P Molloy	2	8	2	2

(1)
Balance includes principal and interest.

(2)
These figures include credit card exposures at the maximum statement balance. While the closing balance includes interest accrued and interest paid, the maximum balance includes interest paid.

(3)
Connected persons of Directors are defined by Section 26 of the Companies Act 1990 as the Director's spouse, parent, brother, sister, child, a trustee where the beneficiaries of the trust are the Director, his spouse, children or a company which the Director controls, or a company controlled by the Director or a person in partnership within the meaning of the Partnership Act 1890.

(iii) Loans to connected persons—Central Bank licence condition disclosures

Under its banking licence, the Bank is required to disclose in its annual audited financial statements details of:

(a)
the aggregate amount of lending to all connected persons, as defined in Section 26 of the Companies Act 1990 and

(b)
the aggregate maximum amount outstanding during the period for which those financial statements are being prepared.

Disclosure is subject to certain de minimis exemptions and to exemptions for loans relating to principal private residences where the total of such loans to an individual connected person does not exceed €1 million.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

55    RELATED PARTY TRANSACTIONS (Continued)

The following information is presented in accordance with this licence condition.

2011	Balance as at 31 December 2011(1) €'000	Maximum amounts outstanding during the year ended 31 December 2011(2) €'000	Number of persons as at 31 December 2011	Maximum number of persons during the year ended 31 December 2011
Connected persons(3) of the following Directors
Persons connected to H A McSharry	236	264	1	1
Persons connected to P Kennedy	2,053	2,118	1	1
Persons connected to P Butler	548	573	1	1
Persons connected to P Molloy	1,258	2,386	2	2

2010	Balance as at 31 December 2010(1) €'000	Maximum amounts outstanding during the year ended 31 December 2010(2) €'000	Number of persons as at 31 December 2010	Maximum number of persons during the year ended 31 December 2010
Connected persons(3) of the following Directors
Persons connected to P Molloy	640	35,195	1	2
Persons connected to H A McSharry	264	530	1	2
Persons connected to P Kennedy	2,109	2,183	1	1

(1)
Balance includes principal and interest.

(2)
These figures include credit card exposures at the maximum statement balance. While the closing balance includes interest accrued and interest paid, the maximum balance includes interest paid.

(3)
Connected persons of Directors are defined by Section 26 of the Companies Act 1990 as the Director's spouse, parent, brother, sister, child, a trustee where the beneficiaries of the trust are the Director, his spouse, children or a company which the Director controls, or a company controlled by the Director or a person in partnership within the meaning of the Partnership Act 1890.

(iv)  Key management personnel (KMP)—loans and deposits (IAS 24)

For the purposes of IAS 24: Related Party Disclosures, key management personnel (KMP) comprise the Directors of the Court, the members of the Group Executive Committee (GEC), the Group Secretary and any past KMP who was a KMP during the relevant period. In addition to executive Directors at 31 December 2011, the GEC comprises the Head of Retail (Ireland and UK), the Head of Non-Core, the Group Chief Governance Risk Officer, the Chief Credit and Market Risk Officer, the Head of Group HR and the Head of Group Manufacturing. Key management personnel, including Directors, hold products with Group companies in the ordinary course of business.

Other than as indicated by (4) on pages F-150 and F-151, all loans to non-executive Directors are made in the ordinary course of business on substantially the same terms including interest rates and collateral, as those prevailing at the time for similar transactions with other persons, and do not involve more than the normal risk of collectability. Loans to key management personnel other than non-executive Directors are

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

55    RELATED PARTY TRANSACTIONS (Continued)

made on terms similar to those available to staff generally and / or in the ordinary course of business on normal commercial terms.

The aggregate amounts outstanding, in respect of all loans, quasi-loans and credit transactions between the Bank and its key management personnel, as defined above, together with members of their close families and entities influenced by them are shown in the table below:

IAS 24 Disclosures

2011 Key Management Personnel	Balance as at 1 January 2011(1) €'000	Balance as at 31 December 2011(1) €'000	Maximum amounts outstanding during the year ended 31 December 2011(2) €'000	Total number of KMP as at 1 January 2011	Total number of KMP as at 31 December 2011
Loans(3)	13,999	8,159	8,794	20	17
Deposits(3)	17,353	11,009	17,953	22	19

2010 Key Management Personnel	Balance as at 1 January 2010(1) €'000	Balance as at 31 December 2010(1) €'000	Maximum amounts outstanding during the year ended 31 December 2010(2) €'000	Total number of KMP as at 1 January 2010	Total number of KMP as at 31 December 2010
Loans	10,458	13,999	17,055	22	20
Deposits	20,519	17,353	39,696	26	22

(1)
Balance includes principal and interest.

(2)
These figures include credit card exposures at the maximum statement balance. In all cases key management personnel have not exceeded their approved limits. The maximum approved credit limit on any credit card held by key management personnel is €30,000. The maximum amount outstanding was calculated using the maximum balance on each account. The highest maximum outstanding liability for any member of key management personnel and their close family did not exceed €5.1 million during the year ended 31 December 2011 (31 December 2010: €5.3 million). In some cases with investment type products (i.e. funds based products, life assurance and other policies) the maximum balance amounts were not available, in which case the greater of the balance at the start of the year and the balance at the end of the year has been included as the maximum balance amount. While the closing balance includes interest accrued and interest paid, the maximum balance includes interest paid.

(3)
The opening balance includes balances and transactions with KMP who have retired during 2010 and are not therefore related parties during the current year.

Key management personnel have other protection products with the Bank. The nature of these products includes mortgage protection, life assurance and critical illness cover. It also includes general insurance products which are underwritten by a number of external insurance companies and for which the Bank acts as an intermediary only. None of these products has any encashment value at 31 December 2011 or 31 December 2010.

Included in the above figures are loans to key management personnel (other than non-executive Directors) and close family members of KMP on terms similar to those available to staff generally, amounting to €0.825 million, (31 December 2010: €1.673 million).

There are no provisions or expenses in respect of any failure or anticipated failure to repay any of the above loans or interest thereon.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

55    RELATED PARTY TRANSACTIONS (Continued)

The Bank has a lien amounting to €3,200 (31 December 2010: €nil) over the deposit account of one Director which is in respect of an overdraft facility provided on a current account.

A guarantee amounting to €4,000 at 31 December 2011 (31 December 2010: €880,000) in favour of the Group has been entered into by one KMP and the Group has entered into a guarantee in favour of one Director amounting to €50,000 at 31 December 2011 (31 December 2010: €50,000). The connected person of one Director has entered into guarantees in favour of the Group amounting to €184,000. A guarantee by one Director amounting to €280,000 in favour of the Group was cancelled in June 2011. There were no calls on these guarantees during the year ended 31 December 2011 or 31 December 2010.

(v)   Compensation of key management personnel

Details of compensation paid to key management personnel are provided below:

Remuneration	Year ended 31 December 2011 €'000	Year ended 31 December 2010 €'000
Salaries and other short term benefits(1)	5,870	6,102
Post employment benefits(2)	451	(685)
Payment in lieu of notice	—	—

Total remuneration before amounts waived	6,321	5,417
Amounts waived(3)	(260)	(294)

	6,061	5,123

(1)
Comprises gross salary, fees, cash in lieu of pension, car allowance and other short term benefits paid in the year.

(2)
This comprises Employer contributions paid to pension funds. In the prior year, the Group CEO, R Boucher voluntarily waived his contractual option to retire at 55 on a pension without actuarial reduction. The prior year figure included an amount in respect of this change.

(3)
The executive Directors and members of the GEC who were in office on 1 May 2009 agreed to waive an amount equal to at least 10% of their salary until 31 December 2011. The voluntary waiver has been extended until 31 December 2012 for R Boucher.

56    SUMMARY OF RELATIONS WITH THE STATE

The State, through both the Group's participation in the Government Guarantee Schemes and the investment by the NPRFC in the 2009 Preference Stock of the Bank, is a related party of the Group.

(a)   Ordinary stock

During the year ended 31 December 2011, the State's proportionate holding of the ordinary stock of the Bank reduced significantly following the Rights Issue, the debt for equity and cash offers and in particular the sale by the State of a significant number of units of ordinary stock in the Bank to a group of institutional investors and fund managers. See note 49 for further detail on these transactions.

As a result, at 31 December 2011 the State held 15% of the ordinary stock of the Bank (31 December 2010: 36%).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

56    SUMMARY OF RELATIONS WITH THE STATE (Continued)

(b)   2009 Preference Stock

At 31 December 2011 and at 31 December 2010, there were 1,837,041,304 number of units of 2009 Preference Stock in issue all of which were held by the NPRFC.

On 21 February 2011, the Bank paid a cash dividend of €214.5 million on the 2009 Preference Stock to the NPRFC. In February 2010, in accordance with the terms of the instrument, the Bank issued to the NPRFC 184,394,378 units of ordinary stock, being the number of units equal to the aggregate cash amount of the 2010 dividend on the 2009 Preference Stock of €250.4 million divided by the Thirty Day Average Price(1) (which equated to a share price of €1.3582).

The terms and conditions attaching to the 2009 Preference Stock are outlined in note 48.

(c)   Contingent Capital note

In July 2011 the Group issued a Contingent Capital note to the State, satisfying the requirement under the 2011 PCAR to issue €1 billion of Contingent Capital. The nominal value of this note is €1 billion and cash proceeds of €985 million were received (net of a fee paid to the State of €15 million). The note has a term of five years and a coupon of 10%, which can be increased to a maximum of 18% if the State sells the note to a third party. For further details see note 42.

(d)   Fees paid

Fees paid to the State in connection with the recapitalisation of the Bank (see note 49) amounted to €83 million (year ended 31 December 2010: €52 million).

(e)   Guarantee schemes

Credit Institutions (Eligible Liabilities Guarantee) Scheme (ELG scheme)

On 11 January 2010, four Group entities (the Governor and Company of the Bank of Ireland, Bank of Ireland Mortgage Bank, ICS Building Society and Bank of Ireland (IOM) Limited) were accepted into the State's Eligible Liabilities Guarantee Scheme. On 21 July 2010, Bank of Ireland (UK) plc was also accepted into the ELG scheme.

The purpose of the ELG scheme was to update and revise the government guarantee which had previously been provided under the Credit Institutions (Financial Support) Scheme 2008 (the CIFS Scheme), which expired on 29 September 2010.

The ELG scheme provides a guarantee for relevant customer deposits. In November 2011 the Minister for Finance introduced flexibility for covered institutions(1) to issue certain customer deposits in unguaranteed form. At 31 December 2011, no such unguaranteed deposits had been issued by the Group. The guarantee also provides flexibility to issue certain debt securities in both unguaranteed and guaranteed form (up to a maximum maturity of five years).

(1)
Defined on page F-164.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

56    SUMMARY OF RELATIONS WITH THE STATE (Continued)

Eligible liabilities include:

•
deposits to the extent not covered by deposit protection schemes in Ireland or any other jurisdiction;

•
senior unsecured certificates of deposit;

•
senior unsecured commercial paper;

•
other senior unsecured bonds and notes; and

•
other forms of senior unsecured debt which may be specified by the Minister, consistent with EU State aid rules and the EU Commission's Banking Communication (2008 / C270 / 02) and subject to prior consultation with the EU Commission.

Dated subordinated debt, covered bonds and other forms of secured funding are not guaranteed under the ELG scheme.

The Irish Government has extended the ELG scheme for a further period of one year to 31 December 2012. The extension is subject to EU state aid approval every six months, which is the maximum period permitted for such approval under the European Commission's policy on guarantee schemes in the financial sector. The EU Commission has approved the extension to 30 June 2012. Debt securities and deposits issued under the ELG scheme prior to 30 June 2012 will be covered to maturity, subject to a maximum maturity of five years.

An approval by the EU Commission of a further extension of the ELG scheme to 31 December 2012 would ensure that debt securities and deposits issued under the ELG scheme prior to 31 December 2012 would be covered up to their maturity, subject to a maximum term of five years.

The following table summarises the fees paid under the ELG and CIFS Schemes during the years ended 31 December 2011 and 2010 and the liabilities covered at each balance sheet date.

	Year ended 31 December 2011	Year ended 31 December 2010
Liabilities covered at year end	€bn	€bn
ELG
—Customer deposits	26	29
—Debt securities in issue	6	7
—Deposits by banks*	10	3

Total	42	39

Fees for the year	€m	€m
ELG	449	275
CIFS	—	68

Total	449	343

*
The charge under the guarantee relates to Government guaranteed debt issued and retained by the Group which are used as collateral for these deposits.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

56    SUMMARY OF RELATIONS WITH THE STATE (Continued)

European Communities (Deposit Guarantee Schemes) Regulations, 1995

Under the European Communities (Deposit Guarantee Schemes) Regulations, 1995 as amended by the State on 20 September 2008, deposits of up to €100,000 per depositor per licensed financial institution regulated by the Central Bank are guaranteed by the State. This Scheme covers current accounts, demand deposit accounts and term deposit accounts. The Scheme is funded by credit institutions lodging funds in a deposit protection account maintained at the Central Bank.

In addition to the deposits covered by these Regulations and by the ELG scheme as set out above, certain other Group deposits are covered by the deposit protection schemes in other jurisdictions, chiefly the UK Financial Services Compensation Scheme (in respect of deposits issued by Bank of Ireland (UK) plc) and the Isle of Man Depositors Compensation Scheme (in respect of deposits issued by Bank of Ireland (I.O.M.) Limited).

(f)    Indemnity on Ministerial Guarantee

On 23 December 2010, the Bank entered into a facility deed (the deed) with the Central Bank, providing for an uncommitted facility to the Group, guaranteed by the Minister for Finance. In entering into the deed, the Bank also entered into a counter indemnity agreement with the Minister for Finance. This agreement indemnifies the Minister for Finance in respect of any payments made by him under the guarantee in favour of the Central Bank in respect of any indebtedness under the deed. It is coterminous with payment of interest and prepayment of principal in full under the deed.

The facility was initially for an amount of €10 billion, with the Central Bank having the option to increase this to an amount determined at its absolute discretion. The facility reached a maximum amount of €14 billion during the year ended 31 December 2011. At 31 December 2011, the amount of the facility was €10 billion, and this was subsequently reduced to €5 billion on 23 January 2012. The facility is currently due to expire on 23 April 2012.

(g)   Bonds issued by the State

At 31 December 2011 the Group held bonds issued by the State with a carrying value of €4,222 million (31 December 2010 €3,811 million). Further details are set out on pages 203 and 204 in the Risk Management Report.

(h)   Bonds issued by NAMA

At 31 December 2011 the Group held bonds issued by NAMA with a carrying value of €5,129 million (31 December 2010 €5,173 million).

	31 December 2011 €m	31 December 2010 €m
NAMA senior bonds	5,016	5,075
NAMA subordinated bonds	113	98

Total	5,129	5,173

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

56    SUMMARY OF RELATIONS WITH THE STATE (Continued)

(i)    National Asset Management Agency (NAMA)

Details on NAMA are set out in notes 15, 16, 26, 27 and 29.

(j)    National Asset Management Agency Investment Limited (NAMAIL)

On 30 March 2010, the Group, through its wholly-owned subsidiary New Ireland Assurance Company plc, acquired 17 million B shares in NAMAIL, corresponding to one-third of the 51 million B shares issued by NAMAIL. The balance of the B shares were acquired in equal proportion by Irish Life Assurance and major pension and institutional clients of AIB Investment Managers. The cost to the Group of acquiring these B shares was €17 million. NAMAIL has also issued 49 million A shares to NAMA. As a result the Group holds 17% of the total ordinary share capital of NAMAIL. NAMAIL is a holding company and its subsidiaries include the entities to which NAMA Participating Institutions transfer Eligible Bank Assets and which issue the NAMA senior bonds and NAMA subordinated debt as consideration for those assets.

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

On a winding-up, the return on B shares is capped at 110% of the capital invested, (€18.7 million in the case of the Group), and the maximum loss that may be suffered is limited to the original amount invested (€17 million in the case of the Group).

A discretionary non-cumulative dividend on the capital invested may be paid on an annual basis and this is limited to the yield on ten year State bonds. A dividend of €1.7 million was received by the Group on 1 April 2011.

The Group had no involvement with NAMAIL prior to 30 March 2010.

(k)   Other transactions with the State and entities under its control or joint control

In addition to the matters set out above, the Group enters into other transactions in the normal course of business with the State, its agencies and entities under its control or joint control. These transactions include the provision of banking services, including money market transactions, dealing in government securities and trading in financial instruments issued by certain banks. Other than as set out below, none of these transactions is considered to be individually or collectively significant.

The entities listed below (including their subsidiaries and joint ventures) were under the control of the State at 31 December 2011 and are considered to be related parties of the Group at that date. The Group

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

56    SUMMARY OF RELATIONS WITH THE STATE (Continued)

held bonds with a carrying value of €93 million (31 December 2010: €416 million) issued by these entities as follows:

	31 December 2011 €m	31 December 2010 €m
Senior bonds
Allied Irish Banks plc (AIB)(1)	57	180
Irish Bank Resolution Corporation (IBRC)(2)	36	89
Irish Life and Permanent (ILP)(3)	—	96

Total senior bonds	93	365

Subordinated bonds
Allied Irish Banks plc	—	42
Irish Bank Resolution Corporation	—	—
Irish Life and Permanent plc	—	9

Total subordinated bonds	—	51

Total	93	416

(1)
During the year ended 31 December 2011, AIB acquired EBS Building Society (EBS). At 31 December 2010 and up to the date of this acquisition, both AIB and EBS were related parties of the Group.

(2)
During the year ended 31 December 2011, the assets and liabilities of Irish Nationwide Building Society (INBS) were transferred to Anglo Irish Bank Corporation Limited (Anglo) as a result of a transfer order under the Credit Institutions (Stabilisation Act) 2010. Subsequently, Anglo changed its name to Irish Bank Resolution Corporation Limited (IBRC). Both Anglo and INBS were related parties of the Group at 31 December 2010.

(3)
During the year ended 31 December 2011, ILP came under the control of the State and hence became a related party of the Group.

There was an impairment charge of €16 million on a holding of ILP subordinated debt in the year ended 31 December 2011 and an impairment charge of €98 million on a holding of AIB subordinated debt in the year ended 31 December 2010.

In addition, at 31 December 2011, the Group had loans to AIB of €70 million (31 December 2010: €34 million) which were included in loans and advances to banks and deposits from IBRC of €9 million (31 December 2010: €80 million which were included in deposits from banks).

At 31 December 2011, the Group held deposits from the National Treasury Management Agency (NTMA) of nil (31 December 2010: €200 million). These deposits were on normal commercial terms. The maximum amount of these deposits during the year was €3.2 billion.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

56    SUMMARY OF RELATIONS WITH THE STATE (Continued)

the 2009 Preference Stock; or (b) the redemption, consolidation, conversion or sub-division of the capital stock of the Bank save for the repurchase or redemption of the 2009 Preference Stock; or (c) any other changes in the capital structure of the Bank;

Control Resolution

A resolution of those Stockholders who are entitled to so vote for the approval of any agreement or transaction (including a merger) whereby, or in consequence of which, control of the Bank, or substantially all of the Bank's business, is or may be acquired by any person or persons (excluding any government concert party) acting in concert and which for the avoidance of doubt shall include any resolution to approve a scheme of arrangement pursuant to section 201 of the Companies Act 1963 pursuant to which a takeover of the Bank (within the meaning of the Irish Takeover Panel Act 1997 Takeover Rules (as amended, replaced or substituted from time to time) would be effected or approved or a merger or division of the Bank pursuant to European Communities (Mergers And Divisions of Companies) Regulations, 1987 (Statutory Instrument 137 of 1987) or a merger of the Bank pursuant to European Communities (Cross-Border Mergers) Regulations 2008 (Statutory Instrument 157 of 2008);

Covered Institution

A credit institution or a subsidiary of a credit institution: (a) that stands specified by order by the Minister under section 6(1) of the Credit Institutions (Financial Support) Act 2008; and (b) that has joined this Scheme in accordance with paragraph 5 of the Schedule to S.I. No. 411 of 2008;

Government

The Government of Ireland;

Government Entity

(i)    the NTMA, the NPRFC, the NPRF, the Minister for Finance or any Minister or Department of the Government, in each case holding 2009 Preference Stock, but excludes any other holder of 2009 Preference Stock provided however this shall not include any occupational pension scheme approved by the Revenue Commissioners and registered with the Pension Board; and (ii) any custodian or nominee holding 2009 Preference Stock on behalf of the NPRFC, the Minister for Finance, any Minister or Department of the Government provided however that where such custodian or nominee holds 2009 Preference Stock for any other person, such holding shall be not be taken into account for the purpose of determining the voting rights of the Stockholder;

Minister for Finance

The Minister for Finance of Ireland; and

Thirty Day Average Price

(i)    100% of the average daily closing price of the ordinary stock on the Irish Stock Exchange over the 30 dealing days immediately preceding the original scheduled dividend declaration date, (in the event that the ordinary stock issued in the event of non-payment of dividends on the 2009 Preference Stock is settled on the dividend payment date to which it relates); or (ii) 95% of the average daily closing price of the ordinary

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

56    SUMMARY OF RELATIONS WITH THE STATE (Continued)

stock on the Irish Stock Exchange over the 30 dealing days immediately preceding the original scheduled dividend declaration date (in the event that the ordinary stock, issued in the event of non-payment of dividends on the 2009 Preference Stock, is settled after the dividend payment date to which it relates).

57    PRINCIPAL UNDERTAKINGS

The principal Group undertakings at 31 December 2011 were:

Name	Principal activity	Country of incorporation	Statutory year end
Bank of Ireland International Finance Limited(1)	International asset financing	Ireland	31 December
Bank of Ireland (I.O.M.) Limited	Retail banking	Isle of Man	31 December
Bank of Ireland Life Holdings Limited(1)	Life assurance and pensions	Ireland	31 December
Bank of Ireland Mortgage Bank(1)	Mortgage lending and mortgage covered securities	Ireland	31 December
Bank of Ireland (UK) plc(1)	Retail financial services	England and Wales	31 December
First Rate Exchange Services Holdings Limited(2)	Foreign exchange	England and Wales	31 March
ICS Building Society(1)	Building society	Ireland	31 December
Midasgrange Limited (t/a Post Office Financial Services, POFS)(3)	Retail financial services	England and Wales	31 March

(1)
Direct subsidiary of The Governor and Company of the Bank of Ireland

(2)
This entity is a joint venture with the UK Post Office, in which the Group holds 50% of the equity of the business.

(3)
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

At 31 December 2011, the total amount outstanding in respect of mortgage covered securities issued was €12.2 billion (31 December 2010: €10.2 billion). At 31 December 2011, the total amount of principal outstanding in the mortgage covered pool including mortgage assets and cash was €19.6 billion (31 December 2010: €14.7 billion).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

57    PRINCIPAL UNDERTAKINGS (Continued)

From time to time, BoIMB issues other debt securities comprising the BoIMB's obligation to the Central Bank under the terms of the Mortgage Backed Promissory Note (MBPN) programme. At 31 December 2011 BoIMB had no such debt securities in issue (31 December 2010: €3.6 billion).

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

58    OTHER SUBSIDIARIES

The Group has a number of subsidiaries where it does not own more than half of the voting power in the company but which are consolidated. Details of these subsidiaries are listed below.

		31 December 2011		31 December 2010
Activity	Company	Gross assets millions	Notes in issue millions	Gross assets millions	Notes in issue millions
Acquiring mortgage loans and other financial assets and issuing mortgage-backed securities.	Brunel(1)	Stg£2,633	Stg£2,470	Stg£2,887	Stg£2,806
	Bowbells plc(2)	Stg£7,170	Stg£5,119	Stg£7,701	Stg£5,699
	Colston No 1 PLC(2)	Stg£3,509	Stg£2,904	Stg£3,867	Stg£3,158
	Colston No 2 PLC(2)	Stg£1,996	Stg£1,665	Stg£2,288	Stg£1,892
	Colston No 3 PLC(3)	—	—	Stg£2,763	Stg£2,222
	Colston No 4 PLC(2)	Stg£1,849	Stg£1,476	Stg£2,106	Stg£1,642
	Kildare Securities Limited(4)	€1,760	€1,647	€1,799	€1,721
	Melepard CDO 1 Limited(2)	£933	€933	€1,208	€1,208
	Morrigan CMBS I Limited(3)	—	—	€1,214	€1,210
	Pirus Securities Limited(2)	€1,977	€1,564	€2,039	€1,627
Acquiring other financial assets and issuing debt securities.	Avondale Securities(5)	€584	€293	€713	€318
Acquiring a pool of acquisition finance loans assets which it has issued a series of loan notes to finance.	Partholon CDO 1 plc(6)	€247	€242	€360	€390

(1)
During the year, the Group repurchased Stg£625 million of the notes issued by this entity.

(2)
The Group holds all the notes issued by these entities.

(3)
Colston No. 3 PLC and Morrigan CMBS I Limited ceased operations and the notes were redeemed in full during the year ended 31 December 2011.

(4)
During the year, the Group repurchased €414 million of the notes issued by this entity.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

58    OTHER SUBSIDIARIES (Continued)

(5)
The assets backing Avondale Securities' notes consists of future cash flows arising from a defined block of unit-linked insurance and investment policies which are held on the balance sheet of a related group company, Bank of Ireland Life. At an interest rate of 1.41%, the present value of the defined block of policies is €584 million at 31 December 2011 and was €713 million at 31 December 2010.

(6)
The Group holds 25% of the subordinated loan notes. The Group also holds €36 million of B1 / CCC- rated notes which it intends to hold until maturity. This investment is eliminated on consolidation.

The assets of these entities are consolidated in the Group's financial statements and are collateral for the obligations of the companies above. The creditors of these entities have no recourse to the Group.

		31 December 2011			31 December 2010
Activity	Company	Gross assets millions	Borrowings millions		Gross assets millions	Borrowings millions
Acquiring mortgage loans and other financial assets and guaranteeing mortgage-backed securities issued by Bank of Ireland.	Bank of Ireland Covered Bonds LLP	Stg£3,881	Stg£2,701	(1)	Stg£5,219	Stg£4,001	(1)

(1)
All the borrowings of Bank of Ireland Covered Bonds LLP have been advanced by other Group companies.

59    LIFE ASSURANCE BUSINESS

Value of the In Force Asset	31 December 2011 €m	31 December 2010 €m
At beginning of year	538	497
Income statement movement in value of the in force asset (gross of tax)	(19)	41

At end of year	519	538

The Group recognises as an asset the value of the in force assurance business in respect of insurance contracts. The value of the in force asset, has been calculated in accordance with the achieved profits embedded value methodology in the Statement of Recommended Practice issued by the Association of British Insurers which came into force in 2002. The value of the in force asset, which is presented gross of attributable tax, represents the present value of future profits expected to arise from these contracts as at the balance sheet date. It is determined by projecting future surpluses and other cash flows arising from insurance contracts and discounting at an appropriate rate. The useful life of the asset is based on the length of the underlying individual policies upon which the asset is calculated. This useful life is expected to be 6.4 years as at 31 December 2011 (31 December 2010: 6.8 years).

The key economic assumptions used in the calculation of the value of the in force business are set out below:

	31 December 2011	31 December 2010
Risk discount rate	7.0%	7.75%
Unit growth rate	4.75%	5.75%
Shareholder tax rate	12.5%	12.5%

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

59    LIFE ASSURANCE BUSINESS (Continued)

The process used in determining the key economic and experience assumptions is set out below:

Risk discount rate:	The risk discount rate is the rate used to discount the future surpluses that will arise on insurance business in the long term funds. The interest rates used to calculate policyholder liabilities are derived in accordance with the guidelines in the Insurance Regulations. Margins for risk are allowed for in the derived interest rates. In line with December 2010 the Euro Swap curve is used as a benchmark for an international mix of fixed interest assets as opposed to the previously used Irish Government benchmark bond. The risk discount rate applied to future cash flows at December 2011 is 7% (31 December 2010: 7.75%).
Unit growth rate:
The unit growth rate is the assumed rate of return on the unit linked assets before taxation and management fees in future years. The growth rate reflects the mix of assets held. The unit growth assumption was decreased from 5.75% at 31 December 2010 to 4.75% at 31 December 2011.
Shareholder tax rate:	The current rate of corporation tax is assumed to be maintained over the term of the business. Deferred tax is allowed for on the release of retained surplus in the life business.
Mortality and morbidity:	Mortality and morbidity assumptions, which include allowances for improvements in longevity for annuitants, are set by reference to the Group's actual experience and / or relevant industry data.
Persistency:	Persistency rates refer to the rate of policy termination for insurance policies. These rates are based on historical experience and management's views on future experience.
Maintenance expenses:	Allowance is made for future policy costs by reference to current and expected future costs. Explicit allowance is made for future expense inflation.

Sensitivities

The table below indicates the standalone impact of changes in the key assumptions on profit.

	31 December 2011		31 December 2010
1% increase in risk discount rate	(€24 million	)	(€29 million	)
1% decrease in risk discount rate	€11 million		€32 million
10% improvement in mortality	€6 million		€8 million
10% deterioration in persistency	(€14 million	)	(€15 million	)
5% improvement in maintenance expenses	€7 million		€7 million
1% increase in equity markets	€2 million		€2 million

While the table above shows the impact of an individual assumption change, a change in one assumption could impact on other assumptions due to the relationship between assumptions.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    EU RESTRUCTURING PLAN

On 15 July 2010 the European Commission approved the terms of the Group's 2010 EU Restructuring Plan which is required in the context of a review by the European Commission following the Group's receipt the State aid.

Following the March 2011 PCAR / PLAR review, the Group submitted its 2011 EU Restructuring Plan to the European Commission, which was subsequently approved on 20 December 2011.

The key amendments to the approved 2010 EU Restructuring Plan reflected in the 2011 EU Restructuring Plan are as follows:

•
The divestment period for New Ireland Assurance Company plc will be extended to December 2013;

•
The planned divestment of ICS Building Society will no longer proceed;

•
The measures to facilitate competition in the Irish banking market will now apply from 1 January 2013 to 31 December 2015 and may involve broadening of the relevant product scope;

•
The commitment from the Group not to pay dividends on Ordinary Stock has been extended to the earlier of (i) 31 December 2015 or (ii) a date when the 2009 Preference Stock is either redeemed or no longer owned by the State;

•
The commitment from the Group with respect to restrictions on acquisitions has been extended to the earlier of (i) 31 December 2015 or (ii) a date when the State's holding of the 2009 Preference Stock, Ordinary Stock and Contingent Capital note are redeemed, repaid or no longer owned by the State; and

•
The Group's commitment with respect to restrictions on the level of marketing spend will apply for a further eighteen months.

For further information on deleveraging see notes 17 and 30.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

61    DIRECTORS' INFORMATION

Directors' remuneration for the year ended 31 December 2011 (all figures in €000s)

	Gross salary(1)	Fees(2)	Performance bonus(3)	Other remuneration(4)	Pension funding contributions(5)	Total 2011 before amounts waived	Amounts waived during the year(6)	Total 2011 (after amounts waived)
Governor
P Molloy	^394					394		394
Deputy Governor
D Holt	+à63	+à51				114		114
(retired 15 June 2011)
P O'Sullivan	++68	36				104		104
(appointed Deputy Governor
15 June 2011)
Executive Directors
R Boucher	690			34	174	898	(67)	831
D Crowley	**261			**51		312	**(33)	279
(retired 15 June 2011)Δ
D Donovan	**303			**125		428	**(30)	398
(retired 15 June 2011)Δ
J O'DonovanΔ	**550			**185		735	**(55)	680
(retired 31 December 2011)
Non-executive Directors
P Butler
(appointed 23 December 2011)		**2				2		2
T Considine		90				90		90
P Haran		**45				45		45
(retired 15 June 2011)
R Hynes		**98				98		98
(retired 31 December 2011)
J Kennedy		110				110		110
HA McSharry*		**47				47		47
(retired 15 June 2011)
P Mulvihill		**2				2		2
(appointed 23 December 2011)
J Walsh		79				79		79
P Kennedy*		78				78		78

Totals	2,329	638	—	395	174	3,536	(185)	3,351

Ex-gratia payments paid to former Directors / dependents						286		286

^
In addition to amounts shown, P Molloy is also in receipt of a pension from the Bank of Ireland Staff Pensions Fund relating to his previous employment with the Group.

à
D Holt received a salary for his role as Deputy Governor. In addition he had been appointed Chairman of Bank of Ireland (UK) plc with effect from 2 March 2010 and received a separate fee for this role (Pro rata Stg£42,500, equivalent €50,880). He remains in his role as Chairman of Bank of Ireland (UK) plc.

+
To date of retirement as Deputy Governor.

++
From date of appointment as Deputy Governor.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

61    DIRECTORS' INFORMATION (Continued)

**
From date of appointment or to date of retirement as a Director, as indicated.

Δ
D Crowley and D Donovan retired as Executive Directors of the Group on 15 June 2011, and J O'Donovan on 31 December 2011. They remain Bank of Ireland employees.

°
P Kennedy was appointed to the Group Remuneration Committee and the Court Risk Committee with effect from 11 January 2011.

*
HA McSharry continues her Trustee role of the Bank of Ireland Staff Pensions Fund.

Notes:

(1)
The Chief Executive Officer, R Boucher, has, with effect from 1 May 2009, waived a portion of his salary (€67,000 for the year ended 31 December 2011). The salary shown in the table is the gross amount before that waiver.

The other Executive Directors have waived payment of at least 10% of their salary with effect from 1 May 2009. The amounts shown in column (1) are before that waiver. The amounts waived during the year ended 31 December 2011 are D Crowley €33,138, D Donovan €30,250 and J O'Donovan €55,000. Both figures for D Crowley and D Donovan were to date of retirement from the Court.

The voluntary waiver has been extended until 31 December 2012 for R Boucher.

The Governor and Deputy Governor, as non-Executive Officers of the Bank, are remunerated by way of non-pensionable salary. In addition, D Holt received a fee for his role as Chairman of Bank of Ireland (UK) plc—see note 2 below.

(2)
Fees are paid to non-executive Directors (other than the Governor and Deputy Governor) and a basic fee of €63,000 per annum applies. Additional fees are paid to Committee Chairmen and for Committee membership. On 1 February 2009, all non-executive Directors agreed to reduce their fees by 25%. These reductions applied throughout 2011. The basic fee of €63,000 is the reduced fee. This reduced fee will also be applied throughout 2012.

In addition to the above, D Holt had been appointed Chairman of Bank of Ireland (UK) plc with effect from 2 March 2010 and received a separate fee for this role (Pro rata Stg£42,500, equivalent €50,880 for the year ended 31 December 2011) to date of retirement as Deputy Governor. He remains in his role as Chairman of Bank of Ireland (UK) plc.

(3)
No bonuses were awarded in respect of the year ended 31 December 2011.

(4)
The figures include car allowances and, where applicable, benefits in kind and a taxable cash allowance in lieu of pension foregone for those Executive Directors whose contractual pension promise would exceed the pensions cap introduced by the Finance Act 2006. No amount is payable in respect of a taxable cash allowance in lieu of pension benefit foregone by R Boucher.

(5)
In the case of D Crowley, D Donovan and J O'Donovan, their pension benefits are currently limited to specified personal pension fund thresholds. Their future pension accrual is therefore limited to the amount by which their personal pension fund threshold is increased under legislation.

The amount shown for R Boucher relates to the Bank's pension funding contribution in respect of the pension benefit he accrued in line with his contractual entitlement during 2011.

All pension amounts at (4) and (5) have been determined by Towers Watson, the Group's actuary, and approved by the Group Remuneration Committee.

(6)
Amounts of salary waived are as set out in note 1 above.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

61    DIRECTORS' INFORMATION (Continued)

Directors' remuneration for the year ended 31 December 2010 (all figures in €000s)

	Gross salary(1)	Fees(2)	Performance Bonus(3)	Other remuneration(4)	Pension funding contributions(5)	Total 2010 before amounts waived	Amounts waived during the year(6)	Total 2010 (after amounts waived)
Governor
P Molloy	^394					394		394
Deputy Governor
D Holt	à126	+à84				210		210
Executive Directors
R Boucher	690			34	#(1,026)	(302)	(67)	(369)
D Crowley	570			109		679	(72)	607
D Donovan	660			278		938	(66)	872
J O'Donovan	550			192		742	(55)	687
Non-executive Directors
T Considine		90				90		90
P Haran		90				90		90
R Hynes		*100				100		100
J Kennedy		*126				126		126
D McCourt		**37				37		37
(retired 19 May 2010)
HA McSharry		89				89		89
T Neill		**36				36		36
(retired 19 May 2010)
P O'Sullivan		79				79		79
J Walsh		79				79		79
P Kennedy		**31				31		31
(appointed 6 July 2010)

Totals	2,990	841	—	613	(1,026)	3,418	(260)	3,158

Ex-gratia payments paid to former Directors / dependents						321		321

^
In addition to amounts shown, P Molloy is also in receipt of a pension from the Bank of Ireland Staff Pensions Fund relating to his previous employment with the Group

à
D Holt receives a salary for his role as Deputy Governor. In addition he was appointed Chairman of Bank of Ireland (UK) plc with effect from 2 March 2010 and received a separate fee for this role (Stg£70,525)

+
From date of appointment as Chairman of Bank of Ireland (UK) plc

#
This amount for R Boucher primarily relates to the waiver of the contractual option allowing him to retire at age 55 on a pension without actuarial reduction

*
Includes fees paid in respect of services as Directors of subsidiary companies (R Hynes €6,250, J Kennedy €21,000). Both retired as Directors of these subsidiaries during 2010

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

61    DIRECTORS' INFORMATION (Continued)

**
From date of appointment or to date of retirement as a Director, as indicated

Notes:

(1)
The Chief Executive Officer, R Boucher, has, with effect from 1 May 2009, waived a portion of his salary (€67,000 for the year ended 31 December 2010). The salary shown in the table is the gross amount before that waiver.

The other Executive Directors have waived payment of at least 10% of their salary with effect from 1 May 2009. The amounts shown in column (1) are before that waiver. The amounts waived during the year ended 31 December 2010 are D Crowley €72,300, D Donovan €66,000 and J O'Donovan €55,000.

The Governor and Deputy Governor, as non-Executive Officers of the Bank are remunerated by way of non-pensionable salary. In addition, D Holt receives a fee for his role as Chairman of Bank of Ireland (UK) plc—see note 2 below.

(2)
Fees are paid to non-executive Directors (other than Governor and Deputy Governor) and a basic fee of €63,000 per annum applies. Additional fees are paid to Committee Chairmen and for Committee membership. On 1 February 2009, all non-executive Directors agreed to reduce their fees by 25%. These reductions applied throughout 2010. The basic fee of €63,000 is the reduced fee.

In addition to the above, D Holt was appointed Chairman of Bank of Ireland (UK) plc with effect from 2 March 2010 and received a separate fee for this role (Stg£70,525).

(3)
No bonuses were awarded in respect of the year ended 31 December 2010.

(4)
The figures include car allowances and where applicable, club subscriptions, benefits in kind and a taxable cash allowance in lieu of pension foregone for those Executive Directors whose contractual pension promise would exceed the pensions cap introduced by the Finance Act 2006. No amount is payable in respect of a taxable cash allowance in lieu of pension foregone for R Boucher with effect from 1 May 2009.

(5)
In the case of J O'Donovan, D Donovan and D Crowley, their pension benefits are currently limited to specified personal pension fund thresholds. Their future pension accrual is therefore limited to the amount by which their personal pension fund threshold is increased under legislation. In prior years, a release back to the fund of previously funded benefits arose on an annual basis for D Donovan and D Crowley. However, following their acceptance of the Pension Review changes detailed on page F-115, this release back to the fund of previously funded benefits has now ceased.

The amount included for R Boucher primarily relates to the waiver of the contractual option allowing him to retire at age 55 on a pension without actuarial reduction.

All pension amounts at (4) and (5) have been determined by Towers Watson, the Group's actuary, and approved by the Group Remuneration Committee.

(6)
Amount of salary waived are as set out in note 1 above.

Stock options held by Directors and Secretary

(a)   Executive stock options

Options Granted in 2008

The vesting of options granted in 2008 was conditional upon underlying earnings per share achieving a cumulative growth of at least 5% per annum compounded above the increase in the Consumer Price Index over the three year performance period – see note 48 on page F-122.

Options granted in 2008 matured on 3 June 2011 and did not vest as the performance conditions were not achieved.

This confirms the strong link between returns to stockholders and the remuneration of executives.

Options granted in 2001 vested in May 2004 and participants had a period of seven years from 2004 within which to exercise these options. All unexercised options under this grant lapsed in May 2011.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

61    DIRECTORS' INFORMATION (Continued)

	Date of grant	Earliest exercise date	Expiry date	Exercise price €	Options at 1 January 2011	Granted in period	Exercised in year	Lapsed in period	Market price at date €	Options at 31 December 2011
R Boucher	26 Jul 2004	26 Jul 2007	26 Jul 2014	€10.76	26,000					26,000
	21 Jun 2005	21 Jun 2008	21 Jun 2015	€12.85	23,000					23,000
	3 Jun 2008	3 Jun 2011	3 Jun 2018	€8.10	71,600			71,600		—

	TOTAL				120,600			71,600		49,000

D Crowley*	21 May 2001	21 May 2004	21 May 2011	€11.05	25,000			25,000		—
	24 Jun 2002	24 Jun 2005	24 Jun 2012	€12.50	25,000					25,000
	18 Jun 2003	18 Jun 2006	18 Jun 2013	€10.77	50,000					50,000
	26 Jul 2004	26 Jul 2007	26 Jul 2014	€10.76	35,000					35,000
	21 Jun 2005	21 Jun 2008	21 Jun 2015	€12.85	32,500					32,500
	3 Jun 2008	3 Jun 2011	3 Jun 2018	€8.10	68,800			68,800		—

	TOTAL				236,300			93,800		142,500

D Donovan*	24 Jun 2002	24 Jun 2005	24 Jun 2012	€12.50	30,000					30,000
	18 Jun 2003	18 Jun 2006	18 Jun 2013	€10.77	50,000					50,000
	26 Jul 2004	26 Jul 2007	26 Jul 2014	€10.76	35,000					35,000
	21 Jun 2005	21 Jun 2008	21 Jun 2015	€12.85	32,500					32,500
	3 Jun 2008	3 Jun 2011	3 Jun 2018	€8.10	81,450			81,450		—

	TOTAL				228,950			81,450		147,500

J O'Donovan**	24 Jun 2002	24 Jun 2005	24 Jun 2012	€12.50	25,000					25,000
	18 Jun 2003	18 Jun 2006	18 Jun 2013	€10.77	50,000					50,000
	26 Jul 2004	26 Jul 2007	26 Jul 2014	€10.76	35,000					35,000
	21 Jun 2005	21 Jun 2008	21 Jun 2015	€12.85	32,500					32,500
	3 Jun 2008	3 Jun 2011	3 Jun 2018	€8.10	67,900			67,900		—

	TOTAL				210,400			67,900		142,500

Secretary
H Nolan	21 May 2001	21 May 2004	21 May 2011	€11.05	10,000			10,000		—
	18 Jun 2003	18 Jun 2006	18 Jun 2013	€10.77	10,000					10,000
	26 Jul 2004	26 Jul 2007	26 Jul 2014	€10.76	12,000					12,000
	21 Jun 2005	21 Jun 2008	21 Jun 2015	€12.85	11,000					11,000
	3 Jun 2008	3 Jun 2011	3 Jun 2018	€8.10	16,400			16,400		—

	TOTAL				59,400			26,400		33,000

The above options are pre the Group's 2010 Rights Issue and 2011 Rights Issue. The Group Remuneration Committee exercised its discretion to not make any technical adjustments to these grants in 2011. No other Directors have been granted options to subscribe for units of ordinary stock of the Bank or of other Group entities. The official closing price per unit of ordinary stock at 31 December 2011 was €0.082 (31 December 2010: €0.375).

*
D Crowley and D Donovan retired as Directors with effect from 15 June 2011.

**
J O'Donovan retired as a Director with effect from 31 December 2011.

(b)   Sharesave Scheme Options

Under the terms of the Sharesave Scheme offered in 2007, options were granted in December of that year to all eligible Group employees who elected to participate. Option prices were set at a discount of 25% of the then market price as permitted by the Rules in Ireland and at a discount of 20% of the then market price as permitted by the Rules in the UK. Under the terms of the 2007 Sharesave offer, participants could save for three years.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

61    DIRECTORS' INFORMATION (Continued)

The following table summarises the Sharesave Schemes operating in the Group:

Sharesave Scheme	ROI Price	UK Price	Saving Period	Maturity Date
2007	**€4.39	**€4.68	3 years	February 2011

Name	Sharesave Scheme Date of Grant	Sharesave Options Granted	Market Value per unit of ordinary stock at Date of Grant	Sharesave Options held at 31 December 2011
Secretary
H Nolan	2007
	24 December 2007	**842	€10.11	*—

None of the Directors held any options during the year.

The options held under the Sharesave schemes by the Secretary are set out above.

*
The 2007 3 year scheme matured in February 2011. Helen Nolan opted not to exercise her SAYE options and to take her savings (€3,600) and maturity payment (€100) in cash.

**
The Sharesave Options grant in 2007 was restated following the Group's 2010 Rights Issue with the associated number of shares adjusted upwards by a factor of 1.586176 and the equivalent share price discounted by a factor of 0.630447. These were technical adjustments only and ensure that the aggregate exercise price of an option remains the same before and after the adjustment.

No technical adjustments to these grants have been made in 2011.

(c)   Long Term Incentive Plan (LTIP)

Conditional awards of units of ordinary stock were made to Group Senior Executives annually since 2004 under the terms of the LTIP.

These awards do not vest in the Executives unless demanding performance criteria are achieved (see description of LTIP in note 48 on pages F-128 to F-129). Prior to the introduction of the LTIP in 2004, conditional awards of units of ordinary stock were made under the Long Term Performance Stock Plan (LTPSP).

The performance conditions attached to the award of conditional units of stock made in June 2008 under the LTIP were not met in June 2011 and the awards granted under the scheme lapsed.

The Group Remuneration Committee decided that no award be made to Executive Directors under the LTIP in 2011.

Participants in the 2001 LTPSP awards were entitled to receive a 30% matching award on their retained units during 2011. All participants waived this entitlement and no matching awards were made.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

61    DIRECTORS' INFORMATION (Continued)

The conditional awards of units of ordinary stock previously made to date to the Executive Directors and the Group Secretary are as follows:

	Date of award	No. of units conditionally held at 1 January 2011#	Conditionally awarded in the year	Vested and Retained in Scheme*	Lapsed**	Matching Award*	Released from scheme in the year	Potential interest in shares at 31 December 2011	Original Maturity date	Maturity date*
R Boucher	3 Jun 08	71,600	—	—	71,600	—	—	—	3 Jun 11

	Total	71,600	—	—	71,600	—	—	—

D Crowleyà	21 May 01	—	—	9,496	2,373	—	9,496	—	21 May 04	21 May 11
	24 Jun 02	—	—	7,070	—	1,767	—	1,767	24 Jun 05	24 Jun 12
	3 Jun 08	68,800	—	—	68,800	—	—	—	3 Jun 11

	Total	68,800	—	16,566	71,173	1,767	9,496	1,767

D Donovanà	21 May 01	—	—	7,067	1,766	—	7,067	—	21 May 04	21 May 11
	24 Jun 02	—	—	4,714	—	1,178	—	1,178	24 Jun 05	24 Jun 12
	3 Jun 08	81,450	—		81,450	—	—	—	3 Jun 11

	Total	81,450	—	11,781	83,216	1,178	7,067	1,178

J O'Donovanàà	24 Jun 02	—	—	6,034	—	1,508	—	1,508	24 Jun 05	24 Jun 12
	3 Jun 08	67,900	—	—	67,900	—	—	—	3 Jun 11

	Total	67,900	—	6,034	67,900	1,508	—	1,508

Secretary H Nolan	3 Jun 08	12,300	—	—	12,300	—	—	—	3 Jun 11

	Total	12,300	—	—	12,300	—	—	—

#
The above awards are the pre Rights Issue in 2010 and 2011. The Group Remuneration Committee exercised its discretion to not make any technical adjustments to these grants.

*
Only applies to awards made under the LTPSP. A minimum of 80% of the vested stock must be retained for two years from maturity of award. After the two year retention period, an additional award of 20% is made. If the award is retained for an additional five years, a further award of 30% is made. These additional awards are made at the maturity date as per the above table.

**
This column relates to any conditional grant which may have lapsed during the year ended 31 December 2011.

à
D Crowley and D Donovan retired as Directors with effect from 15 June 2011.

àà
J O'Donovan retired as a Director with effect from 31 December 2011.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

61    DIRECTORS' INFORMATION (Continued)

Directors' pension benefits

Set out below are details of the change in accrued pension benefits for the Directors during the year ended 31 December 2011.

	(a) Additional inflation-adjusted accrued pension in the year €	(b) Increase / (decrease) in transfer value €	(c) Accrued pension benefits at 31 December 2011 €
Executive Directors
R Boucher	5,502	63,255	302,198
D Crowley*	—	(6,531)	270,866
D Donovan*	—	—	268,507
J O'Donovan**	(7,044)	(173,271)	270,904

Column (a) above represents the inflation-adjusted increase in each individual's accrued pension benefit during the year. Increases are shown after the opening position has been adjusted for statutory revaluation, and comprise allowance for additional pensionable service, increases in pensionable earnings and any agreed adjustment in the individual's pension accrual. This is in line with the requirements of the Listing Rules and the related actuarial professional guidance.

Column (b) is the additional / (reduced) capital value, less each Director's contributions, of Column (a) which could arise if the pension were to be transferred to another pension plan on the Director leaving the Group and is calculated using factors supplied by the actuary in accordance with actuarial guidance notes ASP PEN-2, and is based on leaving service pension benefits becoming payable at normal retirement date, age 60.

Column (c) is the aggregate pension benefits payable at normal retirement age based on each Director's pensionable service with the Group at 31 December 2011.

*
These individuals retired as Directors with effect from 15 June 2011. Their pension benefits increase prior to retirement in line with the increase (if any) in fund thresholds announced in the Finance Act each year. In their case the additional (inflation-adjusted) pension accrued in the period is nil, as there was no increase in statutory revaluation or the fund threshold between 1 January 2011 and their date of resignation.

**
J O'Donovan retired as a Director with effect from 31 December 2011. His pension service accrual ceased at 31 December 2010, and thereafter his pension benefit increases prior to retirement in line with the increase (if any) in fund thresholds announced in the Finance Act each year. In his case the additional (inflation-adjusted) pension accrued in the period is negative, as an increase in statutory revaluation was declared as at 31 December 2011, but no increase in the fund threshold was declared (meaning his accrued pension benefit did not change).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

61    DIRECTORS' INFORMATION (Continued)

Directors' interests in stock

In addition to their interests in the ordinary stock through their holding of stock options and the conditional awards of stock under the LTPSP and LTIP as set out above, the interests of the Directors and Secretary in office at 31 December 2011, and of their spouses and minor children, in the stocks issued by the Bank are set out below:

	Units of €0.05 of ordinary stock At 31 December 2011 beneficial^	Units of €0.10 of ordinary stock At 1 January 2011* or at date of appointment beneficial
DIRECTORS
R Boucher	380,957	82,817
P Butler***	—	—
T Considine	57,500	12,500
R Hynesà	175,000	62,500
J Kennedy	92,713	20,155
P Kennedy	254,642	55,357
P Molloy	2,794,170	2,094,170
P Mulvihill	5,000	**5,000
J O'Donovanà	227,940	227,814
P O'Sullivan	115,000	25,000
J Walsh	123,427	26,832
SECRETARY
H Nolan	80,043	54,707

^
The closing balances are after the 2011 Rights Issue and reflect the rights taken up by the Directors and Secretary

*
The opening balances are before the 2011 Rights Issue.

**
P Mulvihill held 5,000 units of €0.05 of ordinary stock at date of appointment.

à
These Directors retired with effect from 31 December 2011.

***
P Butler did not hold any units of ordinary stock at either date of appointment (23 December 2011) or 31 December 2011. In order to comply with the Bank's Bye-Laws, P Butler acquired a minimum holding of 1,000 units of ordinary stock following the end of the 'close period' on 20 February 2012.

Apart from the interests set out above and in the previous section, the Directors and Secretary and their spouses and minor children had no other interests in the stock / securities of the Bank or its Group undertakings at 31 December 2011. Other than the change in P Butler's stockholding outlined above, there have been no changes in the stockholdings of the above Directors and Secretary between 31 December 2011 and 20 March 2012.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

62    RISK MANAGEMENT

The disclosures required under IFRS relating to financial risks and capital resources have been included within the Risk Management Report in Item 11 'Quantitative and Qualitative Disclosures about Market Risk.' The relevant disclosures related to Credit Risk, Liquidity Risk, Market Risk, Life Insurance Risk and Capital Management have been described as those which form an integral part of the audited financial statements.

This move has been to improve transparency and ease of reference, by concentrating related information in one place, and to reduce duplication.

63    LIQUIDITY RISK

The tables below summarise the maturity profile of the Group's financial liabilities (excluding those arising from insurance and investment contracts in Bank of Ireland Life and those arising on derivative financial instruments) at 31 December 2011 and 31 December 2010 based on contractual undiscounted repayment obligations. Customer accounts include a number of term accounts that contain access features. These allow the customer to access a portion or all of their deposit notwithstanding that this repayment could result in financial penalty being paid by the customer. For such accounts, the portion subject to the potential early access has been classified in the 'demand' category in the table below. The comparative information has been reclassified on this basis which involved reclassifying a total amount of €16 billion into the demand category from the following categories: €3 billion from up to 3 months, €10 billion from 3-12 months and €3 billion from 1-5 years.

The Group does not manage liquidity risk on the basis of contractual maturity. Instead the Group manages liquidity risk based on expected cash flows. The balances will not agree directly to the consolidated balance sheet as the table incorporates all cash flows, on an undiscounted basis, related to both principal and interest payments.

Unit linked investment liabilities and unit linked insurance liabilities with a carrying value of €4,954 million and €7,037 million respectively (31 December 2010: €5,271 million and €7,188 million respectively) are excluded from this analysis as their repayment is linked directly to the financial assets backing these contracts.

As at 31 December 2011

Contractual maturity	Demand €m	Up to 3 months €m	3–12 months €m	1–5 years €m	Over 5 years €m	Total €m
Deposits from banks	545	18,748	935	11,550	230	32,008
Customer accounts	48,368	18,378	2,402	1,444	224	70,816
Debt securities in issue	—	2,216	1,138	13,390	5,358	22,102
Subordinated liabilities	—	24	113	1,641	386	2,164
Contingent liabilities	1,242	—	—	—	—	1,242
Commitments	14,295	—	—	5,217	—	19,512

Total	64,450	39,366	4,588	33,242	6,198	147,844

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

63    LIQUIDITY RISK (Continued)

As at 31 December 2010

Contractual maturity	Demand €m	Up to 3 months €m	3–12 months €m	1–5 years €m	Over 5 years €m	Total €m
Deposits from banks	359	37,892	433	2,467	85	41,236
Customer accounts	48,213	14,987	1,301	1,374	496	66,371
Debt securities in issue	—	4,902	3,935	15,480	7,756	32,073
Subordinated liabilities	—	176	138	1,196	3,631	5,141
Contingent liabilities	2,116	—	—	—	—	2,116
Commitments	16,940	—	—	6,601	—	23,541

Total	67,628	57,957	5,807	27,118	11,968	170,478

As set out in note 23, derivatives held for trading comprise derivatives entered into with trading intent as well as derivatives entered with economic hedging intent to which the Group does not apply hedge accounting. Derivatives held with hedging intent also include all derivatives to which the Group applies hedge accounting.

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

As at 31 December 2011

Derivative financial instruments	Demand €m	Up to 3 months €m	3–12 months €m	1–5 years €m	Over 5 years €m	Total €m
Derivatives held with hedging intent
Gross settled derivative liabilities—outflows	—	3,114	8,511	6,530	1,027	19,182
Gross settled derivative liabilities—inflows	—	(3,057)	(8,135)	(6,060)	(748)	(18,000)

Gross settled derivative liabilities—net flows	—	57	376	470	279	1,182
Net settled derivative liabilities	—	179	713	1,947	336	3,175

Total derivatives held with hedging intent	—	236	1,089	2,417	615	4,357
Derivative liabilities held with trading intent	1,970	—	—	—	—	1,970

Total derivative cash flows	1,970	236	1,089	2,417	615	6,327

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

63    LIQUIDITY RISK (Continued)

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

64    POST BALANCE SHEET EVENTS

Sale of Burdale

On 1 February 2012, the sale of Burdale completed. For further information see note 30.

Sale of Project Finance loan portfolios

During January and February 2012, the sale of €0.3 billion of Project Finance loans was completed and the assets derecognised. The Group agreed the sale of these assets during 2011. For further information, see note 30 to the Consolidated Financial Statements.

Dividends

On 20 February 2012, the Group paid dividends on its euro and sterling preference stock of €3.4 million and a dividend of €188.3 million in respect of the 2009 Preference Stock held by the NPRFC.

Term Funding

In March 2012, the Group participated in the second ECB three year LTRO when it converted c. €4.8 billion of mainly shorter term funding to three year funding with a maturity of February 2015.

Proposed securities repurchase transaction with Irish Bank Resolution Corporation (IBRC)

The Group announced on 29 March 2012 that the Group, IBRC and the State have reached a conditional agreement to conduct a securities repurchase transaction ("Repo") whereby the Group will purchase long term Irish Government Bonds from IBRC for a purchase price of approximately €3.06 billion in cash. The Repo will be governed by a Global Master Repurchase Agreement which will incorporate standard market terms including daily cash margining with respect to changes in the value of the Bonds. All IBRC's payment obligations to the Group with respect to the Repo including the cash margining are covered by a guarantee from the Minister for Finance of IBRC's exposures for transactions of this nature. The transaction can be financed by the Group through standard ECB money market operations using the bonds which are Eurosystem eligible. Under the terms of the Repo, IBRC will have an obligation to

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

64    POST BALANCE SHEET EVENTS (Continued)

repurchase the bonds from the Group for approximately €3.06 billion in cash not later than 364 days after the effective date. The margin for the Group over ECB funding which would apply to this transaction is 135bps. As the transaction is considered to be a related party transaction under the Listing Rules, it will be subject to independent stockholder approval.

65    APPROVAL OF 20-F

The Court of Directors approved the financial statements for inclusion in Form 20-F on 29 March 2012.

 SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND (REGISTRANT)
Date: 29 March 2012
By:	/s/ RICHIE BOUCHER Name: Richie Boucher Title: Group Chief Executive
By:	/s/ ANDREW KEATING Name: Andrew Keating Title: Group Chief Financial Officer