Form 20-F
period 2012-12-31
GOVERNOR & CO OF THE BANK OF IRELAND
filed 2013-03-27
CIK 1022575

Use these links to rapidly review the document

BANK OF IRELAND GROUP INDEX TO CONSOLIDATED FINANCIAL STATEMENTS YEAR ENDED 31 DECEMBER 2012
BANK OF IRELAND GROUP INDEX TO ACCOUNTING POLICIES
BANK OF IRELAND GROUP INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
RISK MANAGEMENT REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2012
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

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of 31 December 2012:

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

YES ☐            NO ☒

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND
ANNUAL REPORT ON FORM 20-F

BANK OF IRELAND GROUP

CROSS REFERENCE INDEX

Item	Cross reference to:	Page
Item 1—Identity of Directors, Senior Management and Advisors	Not applicable
Item 2—Offer Statistics and Expected Timetable	Not applicable
Item 3—Key Information
Selected Consolidated Financial Data	Selected Consolidated Financial Data	10-14
Risk Factors	Principal Risks and Uncertainties	67-73
Item 4—Information on the Company
General information on the Company	Additional Information	395
Corporate Structure	Operating Segments	233-241
Principal Capital Expenditures and Divestitures	Financial Information—(Loss)/Profit on Disposal/Liquidation of Business Activities	261-262
Material Subsidiaries	Financial Information—Principal Undertakings	349-350
Description of Property	Additional Information	395
	Financial Information—Property Plant & Equipment	280-283
Competition	Additional Information	396
Supervision and Regulation	Additional Information	398-417
Economic Conditions affecting the Group	Additional Information	418
Item 4A—Unresolved Staff Comments	Additional Information	460
Item 5—Operating and Financial Review and Prospects
Overview and Market Environment	Basis of Presentation	15
	Overview	15-19
Critical Accounting Estimates and Judgements	Financial Information	227-230
Liquidity and Capital Resources	Risk Management Report	66-138
Analysis of Results of Operations	Operating and Financial Review and Prospects	15-65
Average Balance Sheet and Interest Rates	Additional Information	420-422
Description of Assets and Liabilities	Additional Information	423-440
Item 6—Directors, Senior Management and Employees
Directors and Senior Management	Directors and Senior Management	164-172
	Additional Information	442
Remuneration of Directors and Officers	Remuneration Report	173-185
	Additional Information	441

BANK OF IRELAND GROUP

CROSS REFERENCE INDEX (Continued)

Item	Cross reference to:	Page
Corporate Governance Statement	Corporate Governance Statement	139-154
Court Appointed Executive Committees	Corporate Governance Statement	139-154
Employees	Business Review—Operating Expenses	254
Stock Options	Additional Information	442
Item 7—Major Stockholders and Related Party Transactions
Control of Registrant	Additional Information	444
Related Party Transactions	Financial Information—Related Party Transactions	334-343
Description of US stockholders	Additional Information	446
Item 8—Financial Information
Dividend Policy	Additional Information	447
Legal Proceedings	Additional Information	448
Significant changes	Financial Information—Post Balance Sheet Events	356
Prospective Accounting Changes/Impact of New Accounting Policies	Financial Information—Group Accounting Policies	198-226
Item 9—The Offer and the Listing Nature of the Trading Market	Additional Information	449
Item 10—Additional Information
Charter and Bye-Laws	Charter and Bye-Laws	155-163
Exchange Controls and Other Limitations Affecting Security Holders	Additional Information	451
Taxation	Additional Information	452-455
Documents available through the SEC	Additional Information	456
Relations with Stockholders	Additional Information	456
Item 11—Quantitative and Qualitative Disclosures about Market Risk	Risk Management Report	66-138
Item 12—Description of Securities other than Equity Securities
American Depositary Shares	Additional Information	457
Item 13—Defaults, Dividend Arrearages & Delinquencies	Additional Information	460
Item 14—Material Modifications to the Rights of Security Holders & Use of Proceeds	Additional Information	458

BANK OF IRELAND GROUP

CROSS REFERENCE INDEX (Continued)

Item	Cross reference to:	Page
Item 15—Controls & Procedures	Additional Information	459
Item 16
Audit Committee Financial Expert	Additional Information	459
Code of Ethics	Additional Information	460
Principal Accountant Fees and Services	Additional Information	460
Exemptions from the Listing Standards for Audit Committees	Not applicable
Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Additional Information	460
Change in Registrant's Certifying Accountants	Not applicable
Corporate Governance	Corporate Governance Statement	152
Mine Safety Disclosure	Not applicable
Item 17—Financial Statements	Not applicable
Item 18—Financial Statements	Consolidated Financial Statements	186-394
Item 19—Exhibits		461

BANK OF IRELAND GROUP

PRESENTATION OF INFORMATION

In this Annual Report on Form 20-F (Annual Report or Form 20-F), the term 'Ordinary Stock' refers to units of ordinary stock of The Governor and Company of the Bank of Ireland (the 'Bank') and the term 'ADSs' refers to American Depositary Shares each representing the right to receive forty units of ordinary stock and evidenced by American Depositary Receipts (ADRs).

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

Certain definitions are also in the Glossary (Definitions and Abbreviations) section on page 463 of this Form 20-F.

FORWARD LOOKING INFORMATION

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the Group) plans and its current goals and expectations relating to its future financial condition and performance, the markets in which it operates, and its future capital requirements. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Generally, but not always, words such as 'may,' 'could,' 'should,' 'will,' 'expect,' 'intend,' 'estimate,' 'anticipate,' 'assume,' 'believe,' 'plan,' 'seek,' 'continue,' 'target,' 'goal,' 'would', or their negative variations or similar expressions identify forward looking statements. Examples of forward looking statements include among others, statements regarding the Group's near term and longer term future capital requirements and ratios, level of ownership by the Irish Government, loan to deposit ratios, expected Impairment charges, the level of the Group's assets, the Group's financial position, future income, business strategy, projected costs, margins, future payment of dividends, the implementation of changes in respect of certain of the Group's pension schemes, estimates of capital expenditures, discussions with Irish, UK, European and other regulators and plans and objectives for future operations.

Such forward looking statements are inherently subject to risks and uncertainties, and hence actual results may differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include, but are not limited to, the following:

•
concerns on sovereign debt and financial uncertainties in the EU and in member countries and the potential effects of those uncertainties on the Group;

•
general economic conditions in Ireland, the United Kingdom and the other markets in which the Group operates;

•
the ability of the Group to generate additional liquidity and capital as required;

•
the effects of the 2011 PCAR, the 2011 PLAR and the deleveraging reviews conducted by the Central Bank and any further capital assessments undertaken by regulators;

•
property market conditions in Ireland and the UK;

BANK OF IRELAND GROUP

PRESENTATION OF INFORMATION (Continued)

•
the potential exposure of the Group to various types of market risks, such as interest rate risk, foreign exchange rate risk, credit risk and commodity price risk;

•
the continued implementation of the Irish Government's austerity measures relating to the financial support package from the EU/IMF;

•
the availability of customer deposits to fund the Group's loan portfolio;

•
the effects of the ending of the ELG scheme for new liabilities;

•
the performance and volatility of international capital markets;

•
the effects of the Irish Government's stockholding in the Group (through the NPRFC) and possible increases in the level of such stockholding;

•
the impact of further downgrades in the Group's and the Irish Government's credit rating;

•
changes in the Irish banking system;

•
changes in applicable laws, regulations and taxes in jurisdictions in which the Group operates particularly banking regulation and personal insolvency laws by the Irish Government;

•
the exercise by regulators of powers of regulation and oversight;

•
the outcome of any legal claims brought against the Group by third parties;

•
development and implementation of the Group's strategy, including the Group's deleveraging plan, competition for customer deposits and the Group's ability to achieve estimated net interest margin increases and cost reductions; and

•
the Group's ability to address information technology issues.

See the Risk Management Report on pages 66 to 138, in this document for more information on factors that could cause actual results to differ materially from those contemplated by the forward looking statements in this document.

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

DEFINITIONS

For the purposes of this Annual Report, the term 'Bank' means The Governor and Company of the Bank of Ireland, the terms 'Group' and 'Bank of Ireland Group' mean the Bank and its consolidated subsidiaries and, where the context permits, its interests in associated companies and joint ventures.

The term 'the State' means the Republic of Ireland, its Government and, where and if relevant, Government departments, agencies and local Government bodies.

Certain financial and statistical information in this Annual Report is presented separately for domestic and foreign activities. Domestic activities include transactions recorded on the books of the Group branches and offices located in Ireland. Foreign activities include transactions recorded on the books of the Group

BANK OF IRELAND GROUP

PRESENTATION OF INFORMATION (Continued)

branches and offices in the United Kingdom 'UK', the United States of America 'US' and elsewhere outside of Ireland.

Unless otherwise stated, for the purposes of this Annual Report, references to 'Ireland' exclude Northern Ireland.

Further definitions are set out in the Glossary (Definitions and Abbreviations) section on page 463 of this Form 20-F.

REPORTING CURRENCY

The Group publishes consolidated financial statements in euro '€' or 'EUR'. Each euro is made up of one hundred cent, each of which is represented by the symbol 'c' in this Annual Report.

References to 'dollars', 'US$', '$' or '¢' are to US currency, and references to 'Stg£', 'GBP£' and 'pounds sterling' are to UK currency. Amounts in dollars, unless otherwise stated, for the current financial (fiscal) year have been translated from euro at the rate prevailing on 31 December 2012 as shown below under 'Exchange Rates'. This rate should not be construed as a representation that the euro amounts actually denote such dollar amounts or have been, could have been, or could be converted into dollars at the rate indicated.

EXCHANGE RATES

As a significant portion of the assets, liabilities, income and expenses of the Group is denominated in currencies other than euro, fluctuations in the value of the euro relative to other currencies have an effect on the euro value of assets and liabilities denominated in such currencies as well as on the Group's results of operations. The principal foreign currencies affecting the Group's financial statements are sterling and the dollar. At 20 March 2013, the spot rate was US$1.2945 = €1.00.

The following table sets forth, for the dates or periods indicated, the spot or Noon Buying Rate in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the 'Noon Buying Rate') and the rates used by the Group in the preparation of its consolidated financial statements, which are sourced from the European Central Bank (ECB):

	Year ended 31 December 2012	Year ended 31 December 2011	Year ended 31 December 2010	9 months ended 31 December 2009	Year ended 31 March 2009
	(US$ per €)
Dollar/euro rates:
End of period	1.3186	1.2973	1.3269	1.4332	1.3261
Average(1)	1.2908	1.4002	1.3216	1.4223	1.4103
High	1.3260	1.4875	1.4536	1.5100	1.6010
Low	1.2930	1.2926	1.1959	1.2903	1.2446
End of period rate used by the Group(2)	1.3194	1.2939	1.3362	1.4406	1.3308
Average rate used by the Group(2)	1.2848	1.3920	1.3258	1.4248	1.4321

The highest spot or noon buying rate for each of the last six months was: February 2013: 1.3692, January 2013: 1.3584, December 2012: 1.3260, November 2012: 1.3010, October 2012: 1.3133, September 2012: 1.3142.

BANK OF IRELAND GROUP

PRESENTATION OF INFORMATION (Continued)

The lowest spot or noon buying rate for each of the last six months was: February 2013: 1.3054, January 2013: 1.3047, December 2012: 1.2930, November 2012: 1.2715, October 2012: 1.2876, September 2012: 1.2566.

	Year ended 31 December 2012	Year ended 31 December 2011	Year ended 31 December 2010	9 months ended 31 December 2009	Year ended 31 March 2009
			(Stg£ per €)
Sterling/euro rates:
End of period rate used by the Group(2)	0.8161	0.8353	0.8607	0.8881	0.9308
Average rate used by the Group(2)	0.8109	0.8679	0.8579	0.8851	0.8333

(1)
The average of the spot or Noon Buying Rates on the last day of each month during the Group's financial year/period.

(2)
The rates used by the Group in the preparation of its consolidated financial statements.

BANK OF IRELAND GROUP

BUSINESS REVIEW

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present selected consolidated financial data which have been derived from the audited consolidated financial statements of the Group. Tables 1 and 2 detail financial data under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for the years ended 31 December 2012, 2011 and 2010, the nine months ended 31 December 2009 and the year ended 31 March 2009.

The consolidated financial statements of the Group have been prepared in accordance with IFRS as issued by the IASB for the years ended 31 December 2012, 2011 and 2010, the nine months ended 31 December 2009 and the year ended 31 March 2009. The financial statements on pages 186 to 394 cover the three years ended 31 December 2012, 2011 and 2010. The EU adopted version of IAS 39 currently relaxes some of the hedge accounting rules in IAS 39 'Financial Instruments—Recognition and Measurement'. The Group has not availed of this relaxation, hence these financial statements comply with both IFRS as adopted by the EU and IFRS as issued by the IASB.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements of the Group and the notes thereto, which are included in this Annual Report. The financial results should not be construed as indicative of financial results for subsequent periods. See 'Operating & Financial Review and Prospects'.

On 17 February 2010 the Group changed its financial year to 31 December to align its financial calendar with that of its peer banks.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Table 1

	Year ended 31 December 2012(1)	Year ended 31 December 2012	Year ended 31 December 2011	Year ended 31 December 2010		9 months ended 31 December 2009		Year ended 31 March 2009
	US$m	(in € millions, except per unit amounts and percentages)
Income Statement Data
Interest income	5,286	4,006	4,618	5,179		4,188		9,717
Interest expense	(3,390)	(2,569)	(3,084)	(2,960)		(2,009)		(6,047)

Net interest income	1,896	1,437	1,534	2,219		2,179		3,670
Net insurance premium income	1,525	1,156	929	969		665		1,069
Fees and commission income	679	515	612	633		474		717
Fees and commission expense	(284)	(215)	(192)	(257)		(255)		(232)
Net trading (expense)/income	(363)	(275)	19	225		(28)		(307)
Life assurance investment income, gains and losses	895	678	(38)	474		958		(1,570)
Gain on liability management exercises	91	69	1,789	1,402		1,037		—
Other operating income	140	106	12	199		31		73

Total operating income	4,579	3,471	4,665	5,864		5,061		3,420
Insurance contract liabilities and claims paid	(2,276)	(1,725)	(750)	(1,268)		(1,462)		537

Total operating income, net of insurance claims	2,303	1,746	3,915	4,596		3,599		3,957
Other operating expenses	(2,161)	(1,638)	(1,651)	(1,787)		(1,381)		(2,121)
Cost of restructuring programmes	(198)	(150)	3	(18)		—		—
Impact of amendments to defined benefit pension schemes	—	—	2	733		—		—
Reversal/(impairment) of goodwill and other intangible assets	—	—	4	2		(6)		(304)

Operating (loss)/profit before impairment charges on financial assets and gain/(loss) on NAMA/deleveraging	(56)	(42)	2,273	3,526		2,212		1,532
Impairment charges on financial assets	(2,334)	(1,769)	(2,004)	(2,284)		(4,057)		(1,513)
(Loss)/gain on sale of assets to NAMA including associated costs	(1)	(1)	33	(2,241)		—		—
Loss on deleveraging of financial assets	(430)	(326)	(565)	—		—		—

Operating (loss)/profit	(2,821)	(2,138)	(263)	(999)		(1,845)		19
Share of results of associates and joint ventures (after tax)	54	41	39	49		35		(42)
(Loss)/profit on disposal/liquidation of business activities	(91)	(69)	34	—		(3)		—

Loss before taxation	(2,858)	(2,166)	(190)	(950)		(1,813)		(23)
Taxation	445	337	230	341		344		41

(Loss)/profit for the period	(2,413)	(1,829)	40	(609)		(1,469)		18

Attributable to non-controlling interests	(7)	(5)	(5)	5		(9)		(35)

Attributable to stockholders	(2,406)	(1,824)	45	(614)		(1,460)		53

(Loss)/profit for the period	(2,413)	(1,829)	40	(609)		(1,469)		18

Earnings per unit of €0.05/€0.10/€0.64(2) ordinary stock	(8.8c )	(6.7c )	(0.7c )	(21.5c	)(3)	(105.5c	)(3)	2.7c (3)

Diluted earnings per unit of €0.05/€0.10/€0.64(2) ordinary stock	(8.8c )	(6.7c )	(0.7c )	(21.5c	)(3)	(105.5c	)(3)	2.7c (3)

Dividends per unit of €0.05/€0.10/€0.64(2) ordinary stock(4)	—	—	—	—		—		—

Number of shares used in EPS calculation (in millions)	30,109	30,109	15,704	3,811	(3)	1,587	(3)	1,579 (3)

Number of shares used in diluted EPS calculation (in millions)	30,109	30,109	15,704	3,811	(3)	1,587	(3)	1,579 (3)

See next page for footnotes to Table 1.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Table 1 (Continued)

	Year ended 31 December 2012(1)	Year ended 31 December 2012	Year ended 31 December 2011	Year ended 31 December 2010	9 months ended 31 December 2009	Year ended 31 March 2009
	US$m	(in € millions, except per unit amounts and percentages)
Balance Sheet Data
Total assets	195,464	148,146	154,880	167,473	181,106	194,116
Loans and advances to customers (net of impairment provisions)	122,204	92,621	99,314	114,457	119,439	133,740
Loans held for sale to NAMA (net of impairment provisions)	—	—	—	793	9,457	—
Other assets classified as held for sale	—	—	2,446	119	—	—
Loans and advances to banks	12,542	9,506	8,059	7,458	5,031	7,886
Allowance for impairment provisions on loans and advances to customers (including loans held for sale to NAMA and loans classified as held for sale)	(9,954)	(7,544)	(6,365)	(5,050)	(5,775)	(1,781)
Available for sale financial assets	14,636	11,093	10,262	15,576	20,940	26,858
NAMA senior bonds	5,842	4,428	5,016	5,075	—	—
Deposits from banks	28,066	21,272	31,534	41,075	17,903	28,814
Customer accounts	99,179	75,170	70,506	65,443	84,812	83,119
Debt securities in issue	23,846	18,073	19,124	28,693	43,144	45,133
Subordinated liabilities	2,252	1,707	1,426	2,775	6,053	7,942
Non-controlling interests	17	13	50	56	50	61
Capital stock	3,235	2,452	2,452	1,210	699	699
Stock premium account	1,596	1,210	5,127	3,926	4,092	4,092
Retained earnings	6,078	4,607	3,507	3,740	3,263	4,761
Other reserves	443	336	(869)	(1,510)	(1,580)	(2,610)
Own shares held for the benefit of life assurance policyholders	(18)	(14)	(15)	(15)	(87)	(90)
Stockholders' equity	11,334	8,591	10,202	7,351	6,387	6,852

(1)
Translated solely for convenience into dollars at €1.00 = US$1.3194, the Spot Rate on 31 December 2012.

(2)
The Group's ordinary stock was renominalised from €0.64 to €0.10 with effect from 19 May 2010 and from €0.10 to €0.05 with effect from 11 July 2011.

(3)
The prior years have been adjusted retrospectively to reflect the bonus element of the rights issue, which took place in July 2011. An adjustment factor of 1.007809 has been applied.

(4)
See 'Dividend Policy' on page 447 for details of dividends per unit of ordinary stock in dollars.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Table 2

	Year ended 31 December 2012	Year ended 31 December 2011		Year ended 31 December 2010	9 months ended 31 December 2009(2)	Year ended 31 March 2009
	(in Percentages %)
Other Financial Data
Return on average total assets(3)	(1.19)	0.03		(0.35)	(1.03)	0.03
Return on average stockholders' equity(4)	(20.1)	0.5		(8.4)	(25.3)	0.9
Net interest margin(5)	1.1	1.1		1.4	1.7	2.1
Cost/income ratio(6)	95 (1)	41	(1)	39 (1)	38 (1)	62
Impairment provisions on loans and advances to customers(7)	7.5	6		4.2	2.5	1.3
Impairment provisions on loans held for sale to NAMA(8)	—	—		8.6	22.7	—
Impairment charges to average total loans(9)	1.7	1.7		1.6	3.9	1.0
Stockholders' equity to assets(10)	5.8	6.6		4.4	3.5	3.3
Dividend payout ratio(11)	—	—		—	—	—

Key Capital Ratios	Year ended 31 December 2012	Year ended 31 December 2011	Year ended 31 December 2010	9 months ended 31 December 2009	Year ended 31 March 2009
	(in Percentages %)
Capital	Basel II	Basel II	Basel II	Basel II	Basel II
Core tier 1 (PCAR/EBA)(12)	14.4	14.3	—	—	—
Tier 1	14.5	14.4	9.7	9.8	12.0
Total capital	15.3	14.7	11.0	13.4	15.2

(1)
Impacted by the gain of €69 million (year ended 31 December 2011: €1,789 million; year ended 31 December 2010: €1,402 million and 9 month period ended 31 December 2009: €1,037 million) on the repurchase of subordinated liabilities and the gain of €nil (year ended 31 December 2011: €2 million; year ended 31 December 2010: €733 million and 9 month period ended 31 December 2009: €nil) from amendments to defined benefit pension schemes.

(2)
Other financial data for the nine month period ended 31 December 2009 is presented on an annualised basis.

(3)
Return on average total assets represents profit attributable to the ordinary stockholders as a percentage of average total assets. The calculation of the average balances for all years includes daily, weekly or monthly averages for certain reporting units (see 'Average Balance Sheet and Interest Rates' section on page 420). The Group considers these average balances to be representative of the operations of the Group.

(4)
Return on average stockholders' equity represents profit attributable to the ordinary stockholders as a percentage of average stockholders' funds, excluding minority interests.

(5)
Net interest margin represents net interest income as a percentage of average interest earning assets.

(6)
The cost/income ratio is determined by dividing the total expenses including goodwill impairment of the Group by the total income (including gain on liability management exercises) of the Group including income from associated undertakings and joint ventures.

(7)
Impairment provisions on loans and advances to customers is calculated by dividing the impairment provision on loans and advances to customers by total loans and advances to customers at the balance sheet date.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

(8)
Impairment provisions on loans held for sale to NAMA is calculated by dividing the impairment provision on loans held for sale to NAMA by loans held for sale to NAMA at the balance sheet date.

(9)
Impairment charges to average total loans is calculated by dividing impairment charges for the financial period on loans and advances to customers by average loans and advances to customer (including assets classified as held for sale and held for sale to NAMA).

(10)
Stockholders' equity excludes minority interests.

(11)
Dividend payout ratio is calculated by dividing the annual equity dividends by profit attributable to ordinary stockholders.

(12)
Core tier 1 (PCAR/EBA) is calculated in line with methodology used for the 2011 PCAR and EBA stress test. As stated in the Financial Measures Programme 'The Central Bank applied capital requirement rules and a definition of Core tier 1 capital as prescribed by the Capital Requirements Directive, which is the prevailing regulatory standard in the EU. To increase conservatism, the Central Bank has included all supervisory deductions, including 50:50 deductions'.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

BASIS OF PRESENTATION

Percentages presented throughout this report are calculated on the absolute underlying figures and so may differ from the percentage variances calculated on the rounded numbers presented.

References to 'the State' throughout this document should be taken to refer to the Republic of Ireland, its Government and, where and if relevant, Government departments, agencies and local Government bodies.

OVERVIEW AND MARKET ENVIRONMENT

Capital

As at 31 December 2012, the Group's Core tier 1 capital ratio (PCAR/EBA basis) was 14.4% and broadly unchanged from the ratio of 14.3% at 31 December 2011, primarily reflecting actions taken to reduce Risk Weighted Assets (RWAs) offsetting the loss incurred in the year. Our total capital ratio at 31 December 2012 of 15.3% represented an improvement from the ratio of 14.7% at 31 December 2011, partially due to our successful issuance of €250 million 10 year Tier 2 capital in December 2012.

The €10.6 billion reduction in RWAs during the year, to €56.5 billion at 31 December 2012, primarily arose from our actions to dispose of certain loan assets and rundown certain portfolios outside Ireland in order to bring the Group's balance sheet to a more appropriate, sustainable level.

We are awaiting the authorities' finalisation of Basel III requirements which will impact on the Group's regulatory capital measurement and regulatory capital ratios. As a result, any estimates of the impact of Basel III are preliminary and the impact may be mitigated, over the Basel III phase in period, by both earnings and management actions. Nevertheless, our current assumption is that the Common equity tier 1 (CET 1) minimum regulatory requirement under Basel III will be 10% for Bank of Ireland and, on a phased basis, the Group would expect to maintain a buffer above this regulatory requirement. In addition, based on our current interpretation of the draft Basel III regulations, the Group's pro forma CET 1 ratio, including the 2009 Preference stock (which will continue to be considered as CET 1 until 31 December 2017), is estimated at 8.5% as at 31 December 2012, on a 'fully loaded'(1) basis.

Funding

Despite extremely competitive deposit markets, particularly in the first half of 2012, our successful focus on reducing deposit pay rates, the strength of our brand franchises and distribution enabled us to increase the Group's deposit volumes by €4.7 billion in 2012 to €75.2 billion at 31 December 2012. In addition, in November 2012, we successfully issued €1 billion of Irish Mortgage Asset Backed Securities.

We have taken a number of actions including deleveraging the Group's balance sheet, repositioning assets within the Group, increasing deposit volumes at less expensive rates and accessing longer term funding markets. At 31 December 2012 these actions resulted in a decrease in the Group's loan to deposit ratio to 123% (2011: 144%), increased the proportion of wholesale funding with a maturity of greater than 1 year to 68% (2011: 55%) and materially reduced the Group's utilisation of Monetary Authority Funding to €15.4 billion. Of this Monetary Authority Funding, €4.4 billion related to NAMA Bonds and €3.1 billion related to the Government guaranteed IBRC repo entered into in June 2012, which was redeemed on a no profit, no loss basis in February 2013. All current Monetary Authority Funding utilisation is through the ECB's Long Term Refinancing Operations (LTRO).

(1)
Full implementation Basel III ratio based on current interpretation of regulatory requirements.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Focused on key levers to rebuild profitability

Operating income

Total operating income for the year ended 31 December 2012 of €1,746 million was 55% lower than the prior year.

The reduction in operating income was primarily due to higher gains on liability management exercises in the previous year (gains of €69 million in the year ended 31 December 2012 compared to gains of €1,789 million in the year ended 31 December 2011) and the impact of the change in credit spreads relating to the Group's own debt and deposits accounted for at 'fair value through profit or loss' (a charge of €297 million in the year ended 31 December 2012 compared to a gain of €56 million in the year ended 31 December 2011).

The remaining reduction in operating income arose primarily from a €10 billion (7%) reduction in the Group's average interest earning assets. While the net interest margin remains broadly in line with the previous year, this reflects the impact of a 14% reduction in ELG fees, which substantially offsets the impact of the relatively high cost of customer deposits, particularly in the first half of the year, and the continuing negative impact of historically low official interest rates on earnings from certain of the Group's assets.

Re-building the net interest margin is one of the Group's key priorities. Prior to and during 2012, the Group took a number of actions, including the re-pricing of assets and liabilities, to improve the net interest margin. The benefits from these actions began to manifest themselves in an improvement in the Group's net interest margin to 1.16% in the second half of 2012.

The Group is fully prepared for the announced expiry of the ELG scheme for new liabilities at the end of March 2013 and this should have a materially positive impact on the Group's operating income. ELG costs reduced by €61 million to €388 million for the year ended 31 December 2012 through the implementation of actions to reduce the quantum of deposits covered by the ELG scheme. As a result of these actions, total liabilities covered by the ELG scheme were €26 billion at the end of 2012, compared to €42 billion at 31 December 2011.

Cost of operations

Although operating expenses increased to €1,788 million for the year ended 31 December 2012, compared to €1,642 million the previous year, this increase reflects the impact of a charge of €150 million which the Group recognised in relation to restructuring programmes in the year ended 31 December 2012. There has been a marginal reduction in other operating expenses, primarily driven by sustained efforts to reduce costs and deliver efficiencies and despite a significant increase in regulatory costs and the adverse impact of currency exchange translations. In May 2012, the Group recommenced its voluntary redundancy programmes and by the year end the number of people employed in the Group had reduced by c.9% with most of the departures taking place in the last quarter of 2012. The redundancy programmes are continuing in 2013. We are continuing to make appropriate investments to improve our customer propositions and to generate operating efficiencies.

Persistently low bond yields and increased regulatory constraints on investment allocation choices have resulted in an increase in the deficits in the Group sponsored Defined Benefit Pension schemes. A process of engagement has commenced with employees, scheme members, trustees and trade unions on the options available to mitigate these deficits.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Credit Management

The economic environment in our principal markets of Ireland and the UK remains difficult. The credit environment remained challenging in 2012, despite some signs of stabilisation in the Irish domestic economy as reflected in modest GDP growth, a levelling off in unemployment levels, some improvement in measurements of consumer sentiment, a stabilisation of house prices in the main urban areas and an increase in commercial real estate transactions driven by overseas investors.

Reflecting this stabilisation, and a range of initiatives we have been taking, there was a reduction in the pace of increase in defaulted loans from the first half of the year to the second half of the year. Impairment charges on loans and advances to customers, available for sale assets and assets sold to NAMA fell from €2,004 million for the year ended 31 December 2011 to a still elevated €1,769 million for the year ended 31 December 2012.

Our international Corporate Banking, unsecured Consumer and UK Mortgage books have continued to perform relatively well. We are seeing some signs of stabilisation in the prime segments of the Irish Commercial Real Estate market, however, other markets in Ireland and in Northern Ireland remain subdued. A similar trend is evident in the Commercial Real Estate sector in Great Britain, with London continuing to enjoy some growth while other regions have remained weak.

Based on the latest available statistics published by the Council of Mortgage Lenders in the UK and by the Central Bank of Ireland, the levels of default arrears in our UK and Irish Mortgage books are below industry averages—roughly a third lower than the rest of the sector for our Irish owner occupier mortgages. The pace of formation of arrears (both default and early arrears) in our Irish mortgage books reduced steadily from the first quarter of 2012. This reflected some slight improvement in overall economic conditions and both the wide range of actions we have been taking and support we are providing to our mortgage customers who are engaging with us.

A key focus for the Group is working with challenged SME and Mortgage borrowers in Ireland, implementing enhanced processes and solutions to help bring businesses to viability and mortgage customers to sustainable repayment arrangements. We have made considerable progress with these objectives and programmes. €1.4 billion of the SME loan book was benefitting from formal forbearance arrangements at 31 December 2012, while approximately 15,600 of Bank of Ireland's mortgage accounts were receiving formal forbearance solutions. In addition a significant number (c.2,000) of mortgage customers in early arrears and default categories had informal over pay arrangements in place to deal with their arrears on an acceptable basis for the customer and for the Bank. While making good progress on the management of arrears with customers, we are continuing to develop our capabilities to manage our Irish Mortgage risks.

Our Customers

We have continued to be focussed on nurturing and developing the Group's core franchises, while working to restructure and strengthen the Group's balance sheet, ensuring we can appropriately fund ourselves, reduce costs and improve efficiencies and manage our credit risks.

In Ireland, the Group has been investing to ensure we have a strong, viable branch network and to further enhance our ebanking and mobile phone banking propositions and our payment systems. We have grown our market shares in the consumer and business banking sectors, meeting our publically disclosed lending targets for mortgages and SMEs, deepened a number of Corporate relationships and won a number of important new Corporate relationships. Our international acquisition finance business has continued to do well, providing an important source of profits for the Group. In the UK we have been very pleased to

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

strengthen, on a mutually beneficial basis, our very important relationship with our UK Post Office Partner during 2012, with the partnership continuing to see strong growth in the numbers of customers to whom it is providing products and services.

Relationship with the Irish State

The Group has received support and investment from the Irish taxpayers. We are grateful for this. The State's gross cash investment in the Bank totalled €4.8 billion. In the period January 2009 to 1 March 2013 the State has received cash of c.€3.8 billion in payments for its support, returns on its investments and repayment of investments. In addition the State holds €1.8 billion in preference shares in the Bank and a 15% equity shareholding in the Bank.

Investment in our Irish businesses and providing products and services to an increasing number of Irish consumers and businesses is vital for our strategic objectives and to enable us achieve sustainable returns for the Group's shareholders. The Irish State is an important customer for the Group and we hold significant investments in Irish Government bonds. We were pleased to have been able to facilitate the State through the IBRC repo transaction entered into in 2012 and terminated in February 2013.

Global and Eurozone Economy

The pace of growth in the global economy is estimated to have slowed in 2012 to 3.2% (compared to 3.9% in 2011 and 5.1% in 2010). The IMF is forecasting slightly higher growth of 3.5% in 2013(1). Over the course of 2012, markets have been volatile and risk aversion has been a recurring feature reflecting concerns about sovereign debt dynamics in the eurozone and weak global economic activity, notably in Europe, with both the UK and the eurozone contracting. The ECB has responded by easing monetary policy, reducing the main refinancing rate and continuing to provide longer term funding to the banking sector in an effort to promote stability in the market. The ECB also announced that it could, in certain circumstances, buy bonds of eurozone countries in Troika programmes. The program, called Outright Monetary Transactions (OMT), has reassured markets of ECB support for programme countries and helped to reduce tensions in euro sovereign debt markets. European Governments agreed further support measures for Greece in addition to Spain's banking sector and have also agreed to set up a banking regulator. There are a significant amount of risks to the outlook for the Eurozone, most member states will have to implement sizable austerity measures over the next number of years while some countries have required direct assistance with Cyprus being the latest to request a Troika rescue program. Modest economic growth continued in the US, where GDP is estimated to have grown by 2.2% in 2012(2) outpacing activity in both the eurozone and UK. That pace of growth has not been sufficient to significantly strengthen the recovery in the jobs market prompting the Federal Reserve to ease monetary policy further by announcing additional asset purchases and implementing new commitments to keep the Federal Funds rate low while unemployment stays above 6.5%.

Irish Economy(3)

The Irish recovery has been slow, uneven and dependent on exports. Real GDP rose by 0.9% in 2012, the second consecutive year of growth following declines in the years 2008–2010. A further modest rise in GDP of 1.3%(4) is forecast for 2013 as Irish consumer demand remains subdued due to high unemployment, while exports growth has been dampened by the difficult external environment. There are some signs that the domestic economy is recovering as both consumer spending and investment expanded during the second half of the year. The labour market remains weak but the situation is improving as employment rose marginally on an annual basis in Q4. Unemployment has also started to fall back and stood at 14.1% in February 2013 from a peak of 15% in early 2012.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

There appears to be signs of stabilisation in the residential property market. Gross mortgage lending has improved, albeit from a low base, and the value of mortgage drawdowns in Q4 2012 was up 56.3%(5) on the same period in 2011 while residential property prices may have reached a bottom, as prices were flat in the second half of 2012. Government finances are improving and the fiscal targets under the EU/IMF programme are being met. The 2013 Budget estimated that the General Government Deficit in 2012 would be 8.2%(6), more than achieving the target of 8.6%(7), however better than expected tax returns in December 2012 means the final deficit for 2012 may now be lower than 8%. The 2013 Budget target is a deficit of 7.5% of GDP. The NTMA has successfully re-entered the bond market and over the twelve months to January 2013 raised €12.2 billion(8) in new and exchange bonds. In addition, the NTMA has successfully re-entered the longer term market, issuing €5 billion of new benchmark 10-year bonds in March 2013.

UK Economy(9)

Economic activity was very volatile in the UK in 2012, contracting in the first half of the year before rebounding strongly in the third quarter (real GDP expanding by 1.0%, boosted somewhat by unusual factors including the Olympics) but turned negative once again in Q4 with GDP contracting by 0.3%. In response to the slowdown in the UK economy during 2012, the Bank of England increased asset purchases and introduced new credit and liquidity schemes.

Unemployment in the UK has fallen despite the weakness of economic activity. Mortgage lending has remained broadly stable during 2012, improving slightly in the last months of the year, but at c.£9-10 billion per month which is about half the level recorded in a more normal economic and credit environment(10). The UK property sector has been in an uneven recovery since 2009 and uncertainty remains around the pace and scale of future performance. Average house prices fell by 1% in the year to December 2012 although the three month moving average has been positive in every month since October 2012 following eight consecutive months of declines prior to that, suggesting that the housing market is picking up into the end of 2012(11). Furthermore Budget 2013, announced in March, contains some stimulus measures that should benefit the housing market recovery.

(1)
IMF World Economic Outlook update, January 2013

(2)
Bureau of Economic Analysis

(3)
All data in this section, unless stated, is Central Statistics Office (CSO)

(4)
Reuters Consensus Poll, March 2013

(5)
Irish Banking Federation, Mortgage Market Profile, Quarter 4, 2012

(6)
Budget 2013

(7)
Budget 2012

(8)
www.ntma.ie

(9)
All data in this section, unless stated, is Office for National Statistics

(10)
Bank of England, Trends in Lending, January 2013

(11)
Nationwide House Price Index, December 2012

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

GROUP INCOME STATEMENT

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Net interest income	1,437	1,534	2,219
Other income, net of insurance claims	309	2,381	2,377

Total operating income, net of insurance claims	1,746	3,915	4,596
Operating expenses	(1,788)	(1,642)	(1,070)
Impairment charges on financial assets (excluding assets sold to NAMA)	(1,769)	(1,960)	(2,027)
Impairment charges on assets sold to NAMA	—	(44)	(257)
(Loss)/gain on sale of assets to NAMA including associated costs	(1)	33	(2,241)
Loss on deleveraging of financial assets	(326)	(565)	—
Share of results of associates and jointly controlled entities (after tax)	41	39	49
(Loss)/profit on disposal/liquidation of business activities	(69)	34	—

Total loss before tax	(2,166)	(190)	(950)
Taxation	337	230	341

(Loss)/profit	(1,829)	40	(609)

Attributable to non-controlling interests	(5)	(5)	5
Attributable to stock holders	(1,824)	45	(614)

(Loss)/profit	(1,829)	40	(609)

Basic EPS per share	(6.7c )	(0.7c )	(21.5c )
Diluted EPS per share	(6.7c )	(0.7c )	(21.5c )

INCOME

The period on period changes in 'net interest income' and 'net other income' are affected by certain IFRS income classifications. Under IFRS, certain assets and liabilities can be designated at 'fair value through profit or loss' (FVTPL). Where the Group has designated liabilities at 'fair value through profit or loss', the total fair value movements on these liabilities, including interest expense, are reported in 'net other income'. However, the interest income on any assets which are funded by these liabilities is reported in the 'net interest income'. In addition, assets are purchased and debt is raised in a variety of currencies and the resulting foreign exchange and interest rate risk is economically managed using derivative instruments—the cost of which is reported in 'net other income'.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

NET INTEREST INCOME

The following table shows net interest income for the year ended 31 December 2012, the year ended 31 December 2011 and the year ended 31 December 2010.

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Net interest income	1,437	1,534	2,219

Year ended 31 December 2012 compared to the year ended 31 December 2011

Net interest income of €1,437 million decreased by €97 million compared to the previous year.

The decrease in net interest income of €97 million is driven by a €10 billion or a 7% reduction in the Group's average interest earning assets due to balance sheet deleveraging, loan repayments and impairment provisions partly offset by new lending. It also reflects the relatively high cost of customer deposits and the continued negative impact of historically low official interest rates.

The above factors have been partly offset by the following items:

•
a gain of €79 million which the Group generated during the year ended 31 December 2012, reflecting a decrease in the carrying value on the re-measurement of the Contingent Capital Note as a result of a fall in the expected future coupon payments on this instrument. This gain will not recur or reverse as the State sold its entire holding in the instrument to a diverse group of international institutional investors on 9 January 2013, thereby fixing all future cash coupon payments on the notes at 10% per annum; and

•
a lower charge for Government guarantee fees relating to the Eligible Liabilities Guarantee (ELG) scheme for the year ended 31 December 2012 compared to the previous year. As the fees payable under the ELG scheme are directly attributable to and incremental to the issue of a security or the raising of a deposit, they are included in the calculation of the effective interest rate of that security or deposit and classified, under accounting rules, as part of 'Net interest income'.

ELG fees of €388 million for the year ended 31 December 2012 are €61 million lower than the previous year. Total liabilities covered by the ELG reduced from €42 billion at 31 December 2011 to €26 billion at 31 December 2012, reflecting the withdrawal of Bank of Ireland (UK) plc and the Group's Isle of Man subsidiary from the scheme, the sale of non ELG covered deposits and the repayment of ELG covered wholesale funding.

On 26 February 2013 the Minister for Finance announced that the ELG scheme will be withdrawn from midnight 28 March 2013 from all participating banks in respect of new liabilities. The Group has prepared for and is ready for the withdrawal. Significant progress has already been made to date by the Group on disengaging from the ELG scheme, and ELG covered liabilities have reduced by 80% from €136 billion in September 2008 to less than €28 billion. The vast majority (c.98%) of Bank of Ireland personal and business customers will not be impacted by the withdrawal of the ELG scheme, and their deposits will continue to be guaranteed under the existing statutory Deposit Guarantee Scheme (DGS)—a guarantee which covers eligible deposits of all banks regulated by the Central Bank of Ireland. Depositors with BOI (UK) plc are unaffected as this subsidiary withdrew from participating in the ELG scheme in 2012.

Year ended 31 December 2011 compared to the year ended 31 December 2010

Net interest income of €1,534 million decreased by €685 million compared to the previous year.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The Group incurred higher Government guarantee fees in the year ended 31 December 2011 compared to the previous year. Government guarantee fees of €449 million for the year ended 31 December 2011 compared to a total charge of €343 million for the previous year. The charge for the year ended 31 December 2010 included €275 million in relation to the ELG scheme (included within 'Net interest income') and €68 million in relation to the Credit Institutions Financial Support (CIFS) scheme (included within 'Net other income'). The fees payable under the CIFS scheme related to the average balances of covered liabilities during the period, including liabilities that may have existed at the date of the introduction of the scheme. Therefore they were not directly attributable to or incremental to the issue of a specific security or the raising of a deposit and, under accounting rules, were classified as part of 'Net other income'. The CIFS scheme expired on 29 September 2010.

The increase of €106 million in total Government guarantee fees reflected the higher fee structure associated with the ELG scheme partly offset by the reduction in the level of liabilities guaranteed.

The decrease in net interest income of €685 million is primarily due to a reduction in average interest earning assets arising from sale of assets to NAMA, disposal of loan portfolios and loan repayments, and the increase in Government guarantee fees outlined above.

IFRS CLASSIFICATIONS

The table below sets out a reconciliation of net interest income under IFRS to net interest income after adjusting for IFRS classifications.

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Net interest income (IFRS)	1,437	1,534	2,219
IFRS income classifications	(87)	(102)	(175)

Net interest income after IFRS income classifications	1,350	1,432	2,044

Net interest income is impacted by the classification of certain income between interest expense and other income (net of insurance claims) under IFRS which relates to the designation of certain financial instruments under the fair value option. This treatment resulted in additional net interest income of €87 million for the year ended 31 December 2012 (year ended 31 December 2011: €102 million; year ended 31 December 2010: €175 million), offset by a similar reduction in 'other income (net of insurance claims)' in the three reporting periods. After adjusting for the impact of the IFRS classifications, the Group's net interest income decreased by €82 million in the year ended 31 December 2012 (year ended 31 December 2011: decreased by €612 million).

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The main drivers of the IFRS income classifications (which are classified as part of other income under IFRS) in the year ended 31 December 2012, the year ended 31 December 2011 and the year ended 31 December 2010 are outlined below.

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Liabilities designated at fair value through profit or loss
Trading expense	55	42	38
Insurance contract liabilities and claims paid	41	40	10
Derivatives not designated under hedge accounting
Trading expense	(9)	20	127

	87	102	175

Year ended 31 December 2012 compared to the year ended 31 December 2011

The decrease in the year ended 31 December 2012 compared to the previous year is largely due to changes in the composition of derivatives within the banking book and movements in interest rates.

Year ended 31 December 2011 compared to the year ended 31 December 2010

The decrease in the year ended 31 December 2011 compared to the previous year is largely due to changes in the composition of derivatives within the banking book and movements in interest rates, partially offset by the higher cost of deposits (at fair value through profit or loss).

For further information on interest rates see 'Additional Information' on page 419.

GROUP NET INTEREST MARGIN (GROUP NET YIELD)

The following table sets forth the Group's net interest margin for the year ended 31 December 2012, the year ended 31 December 2011 and the year ended 31 December 2010.

	Year ended 31 December 2012 €bn	Year ended 31 December 2011 €bn	Year ended 31 December 2010 €bn
Average interest earning assets(1)	132	142	160

Group net interest margin—annualised(2) (Group net yield) (%)	1.1%	1.1%	1.4%

(1)
For the year ended 31 December 2011, average interest earning assets of €142 billion include loans and advances to customers before average specific impairment provisions of €4.6 billion. For the year ended 31 December 2010, average interest earning assets of €160 billion include loans and advances to customers before average specific impairment provisions of €4.9 billion.

(2)
The Group net interest margin-annualised is calculated using average interest earnings assets that include average loans and advances after average specific impairment provisions.

Year ended 31 December 2012 compared to the year ended 31 December 2011

The Group net interest margin for the year ended 31 December 2012 was broadly comparable to the previous year.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The net interest margin was impacted by:

•
a gain of €79 million which the Group generated during the year ended 31 December 2012, reflecting a decrease in the carrying value on the re-measurement of the Contingent Capital Note as a result of a fall in the expected future coupon payments on this instrument. This gain will not recur or reverse as the State sold its entire holding in the instrument to a diverse group of international institutional investors on 9 January 2013, thereby fixing all future cash coupon payments on the notes at 10% per annum; and

•
lower Government guarantee fees in the year ended 31 December 2012 compared to the previous year.

The above factors have been offset by the relatively high cost of customer deposits and the continued negative impact of historically low official interest rates.

The Group has taken a number of actions during 2012 to rebuild its net interest margin, including:

•
reducing the pay rate on customer deposits in the Irish domestic market while substantially maintaining deposit volumes;

•
increasing the standard variable rate on existing UK mortgages by 150 basis points and increasing the standard variable rate on existing Irish mortgages by 50 basis points;

•
repricing relevant loan portfolios in Ireland to incorporate a liquidity charge that references the actual cost of funds; and

•
obtaining higher margins on new lending, albeit demand for new lending remains muted.

As a result, the Group has seen an improvement in its net interest margin during the second half of 2012 to 1.16%.

Year ended 31 December 2011 compared to the year ended 31 December 2010

The Group net interest margin for the year ended 31 December 2011 was 1.1%, a decrease of 0.3% compared to the previous year.

The main drivers of the decrease were:

•
the cost of the ELG scheme;

•
the higher costs of wholesale funding;

•
the higher cost of customer deposits;

•
balance sheet structure, being the change in mix of both assets and liabilities in the year ended 31 December 2011 compared to the previous year;

•
the gain in disposal of business activities in the year ended 31 December 2010; and

•
the classification of certain items under IFRS.

partly offset by:

•
higher asset pricing;

•
savings on the cost of subordinated debt; and

•
the impact of the coupon stopper in the year ended 31 December 2010.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

OTHER INCOME, NET OF INSURANCE CLAIMS

The following table shows other income (net of insurance claims) for the year ended 31 December 2012, the year ended 31 December 2011 and the year ended 31 December 2010.

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Net insurance premium income	1,156	929	969
Fee and commission income	515	612	633
Fee and commission expense	(215)	(192)	(257)
Net trading (expense)/income	(275)	19	225
Life assurance investment income, gains and losses	678	(38)	474
Gain on liability management exercises	69	1,789	1,402
Insurance contract liabilities and claims paid	(1,725)	(750)	(1,268)
Other operating income	106	12	199

Other income, net of insurance claims	309	2,381	2,377

Year ended 31 December 2012 compared to the year ended 31 December 2011

Other income, net of insurance claims of €309 million for the year ended 31 December 2012 decreased by €2,072 million compared to the previous year. IFRS income classifications, as mentioned above have also impacted 'other income, net of insurance claims' (a charge of €87 million in the year ended 31 December 2012 versus a charge of €102 million in the year ended 31 December 2011).

The decrease in other income, net of insurance claims was primarily due to the following items:

A gain of €69 million on liability management exercises was recognised in the year ended 31 December 2012 reflecting the repurchase of certain Group debt securities. Gains of €1,789 million were recognised in the year ended 31 December 2011, reflecting the successful completion in July 2011 of a Debt for Equity Exchange (including a cash offer) together with other liability management exercises completed by the Group during the year ended 31 December 2011. Further information is set out in note 8 to the Consolidated Financial Statements.

During the year ended 31 December 2012 a charge of €297 million was recognised arising from the impact of the change in credit spreads relating to the Group's own debt and deposits accounted for at 'fair value through profit or loss'. These liabilities consist of certain subordinated debt, certain structured senior debt and tracker deposits. A gain of €56 million was recognised during the year ended 31 December 2011.

The principal other items within other income, net of insurance claims, which contributed to the change in the year ended 31 December 2012 included:

•
a positive movement of €88 million relating to transfers from the available for sale reserve on asset disposals, reflecting a gain of €60 million for the year ended 31 December 2012 following the Group's participation in Irish sovereign exchanges during 2012 compared to a charge of €28 million in the previous year;

•
a positive movement of €49 million in the investment variance in Bank of Ireland Life, reflecting a gain of €21 million in the year ended 31 December 2012 compared to a charge of €28 million in the previous year;

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

•
a positive movement of €16 million in economic assumption changes and interest rate movements in Bank of Ireland Life due to a charge of €3 million for the year ended 31 December 2012 compared to a charge of €19 million for the previous year;

•
a positive movement of €13 million due to gains of €1 million on international investment properties in the year ended 31 December 2012 compared to a charge of €12 million for the previous year;

•
a positive movement of €13 million reflecting a provision on a European investment property for the year ended 31 December 2011 which did not reoccur in 2012;

•
a negative movement of €52 million reflecting the accounting impact of fair value movements in derivatives that economically hedge the Group's balance sheet;

•
a reduction of €31 million in fees and commissions arising in BoISS and FCE Corporation in the year ended 31 December 2011, businesses which were no longer held by the Group in the year ended 31 December 2012;

•
a negative movement of €15 million reflecting the accounting impact of fair value movements on the Contingent Capital Note embedded derivative; and

•
a gain of €14 million in the year ended 31 December 2011 arising from a positive fair value movement on a NAMA related derivative which did not reoccur in 2012;

•
a decrease of €48 million in other income from Retail Banking and Corporate and Treasury businesses, primarily reflecting lower levels of net other income associated with lower levels of new business and lower activity levels during the year ended 31 December 2012 when compared to the year ended 31 December 2011 and higher commission payments following the extension and strengthening of the financial services relationship with the UK Post Office in the second half of 2012; and

•
a decrease of €36 million in other income from Bank of Ireland Life, reflecting a change in the mix of new business sales. Customers continue to invest in and switch to low risk funds, predominantly invested in deposit based products resulting in a higher proportion of Bank of Ireland Life's income being recognised in Net interest income for the year ended 31 December 2012 (€38 million) compared to the previous year (€5 million).

Year ended 31 December 2011 compared to the year ended 31 December 2010

Other income, net of insurance claims of €2,381 million for the year ended 31 December 2011 increased by €4 million compared to the previous year. IFRS income classifications, as mentioned above, have also impacted 'other income, net of insurance claims' (a charge of €102 million in the year ended 31 December 2011 versus a charge of €175 million in the year ended 31 December 2010).

Gains on liability management exercises of €1,789 million were recognised in the year ended 31 December 2011, compared to gains of €1,402 million in the previous year.

The gains on liability management exercises in the year ended 31 December 2011 related to:

•
a Debt for debt exchange relating to two Canadian dollar subordinated notes in February 2011 and the repurchase of a euro subordinated note in March 2011, which generated a gain of €17 million; and

•
various liability management exercises between July 2011 and December 2011 to generate part of the incremental equity capital of €4.2 billion required by the Central Bank as a result of the 2011 PCAR (see note 49 to the Consolidated Financial Statements), which generated gains of €1,772 million. Further information is set out in note 8 to the Consolidated Financial Statements.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The gains on liability management exercises in the year ended 31 December 2010 related to:

•
a gain of €423 million following the completion, in February 2010, of an exchange of certain Lower tier 2 securities for a new series of longer dated Lower tier 2 securities;

•
a gain of €287 million recognised as part of the Group's capital raising initiative in 2010, arising from the Debt for Equity Exchange Offers where existing holders of eligible debt securities were offered the opportunity to exchange those securities for (a) cash proceeds raised from the allotment of ordinary stock on behalf of these bond holders in the rights issue or (b) allotment instruments which converted into ordinary stock in September 2010. Of this gain, €11 million arose on the conversion of the allotment instrument into ordinary stock in September 2010;

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

The principal other items within other income, net of insurance claims, which contributed to the change in the year ended 31 December 2011 included:

•
a reduction of €66 million in fees from asset management activities arising from the disposal of BIAM, BoISS and FCE Corporation in the year ended 31 December 2011;

•
a negative movement of €37 million in the investment variance in Bank of Ireland Life reflecting a charge of €28 million in the year ended 31 December 2011 compared to a gain of €9 million in the previous year;

•
a negative movement of €43 million relating to transfers from the available for sale reserve on asset disposals reflecting a charge of €28 million in the year ended 31 December 2011 compared to a gain of €15 million in the previous year;

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

•
a provision of €13 million in the year ended 31 December 2011 relating to a court hearing in connection with a European property investment; and

•
a movement of €38 million due to the change in value of international investment properties in the year ended 31 December 2011 (a charge of €12 million) being lower than the year ended 31 December 2010 (a gain of €26 million);

•
other income from Banking and Corporate and Treasury businesses decreased by €14 million reflecting decreased fees on products and services; and

•
other income from Bank of Ireland Life decreased by €11 million.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

OPERATING EXPENSES

The following table sets out the Group's operating expenses for the year ended 31 December 2012, the year ended 31 December 2011 and the year ended 31 December 2010.

Operating expenses	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Staff costs (excluding pension costs)	905	772	829
Pension costs	59	88	(559)
Financial Services Compensation Scheme	30	—	—
Other costs	794	782	800

Operating expenses	1,788	1,642	1,070

Average staff numbers	13,091	13,671	14,284

Year ended 31 December 2012 compared to the year ended 31 December 2011

Operating expenses of €1,788 million for the year ended 31 December 2012 were €146 million higher compared to the previous year. The increase is primarily due to a charge of €150 million (of which €134 million is included within staff costs and €16 million within other costs) which the Group recognised in relation to restructuring programmes in the year ended 31 December 2012. In May 2012, the Group announced that it had recommenced a series of programmes and initiatives to reduce the number of people employed by the Group, primarily in areas affected by business change and lower activity levels. These programmes have led to a reduction in staff numbers of 1,218 or 9% since December 2011. The programmes will continue in 2013. The Group recognised a gain of €3 million in the year ended 31 December 2011 reflecting the release of restructuring provisions in that year.

During 2012 the Group continued its focus on its strategy to reduce operating expenses and deliver efficiencies, however the savings achieved have been more than offset by the impact of the above restructuring charge, together with the impact of an additional charge in respect of the UK Financial Services Compensation Scheme (FSCS) and the adverse impact of exchange rate movements.

Staff costs (excluding pension costs) of €905 million for the year ended 31 December 2012 were €133 million higher than the previous year as a result of the charge in relation to restructuring programmes mentioned above. The impact of lower average staff numbers, including the reduction as a result of business disposals, has been partly offset by the adverse impact of exchange rate movements in 2012 together with the significant investments made by the Group in programmes to support customers in financial difficulty.

Pension costs of €59 million for the year ended 31 December 2012 were €29 million lower than the previous year. During 2012 the trustees of the Bank of Ireland Staff Pensions Fund (BSPF) agreed to recover the 2011 and 2012 Irish pension levies from the relevant ROI members. As a result, the current year net charge of €59 million reflects a recovery of €20 million in respect of the 2011 pension levy.

The operating expenses for 2012 include a charge of €30 million in respect of the UK Financial Services Compensation Scheme (FSCS). This charge relates to a levy by the FSCS for costs incurred in respect of actions taken in 2008 to protect and/or compensate depositors in failing UK banks. The charge has been allocated between current FSCS members, including Bank of Ireland (UK) plc, based on deposit volumes at dates on or before 31 December 2012.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Other costs of €794 million for the year ended 31 December 2012 were €12 million higher than the previous year, due to a charge of €16 million in relation to restructuring programmes. Excluding this charge, other costs for the year ended 31 December 2012 were lower than the previous year, reflecting efficiencies achieved through investment in customer service and technology initiatives and the implementation of initiatives to consolidate, standardise and simplify the Group's operations, partly offset by the cost of investments aimed at further improvement in efficiencies and customer service over time. This includes the extension and strengthening of the financial services relationship with the UK Post Office as well as targeted investments in the future branch model, online and mobile channels.

Year ended 31 December 2011 compared to the year ended 31 December 2010

Operating expenses of €1,642 million for the year ended 31 December 2011 were €572 million higher compared to the previous year. The main driver of the increase was a once-off credit of €733 million in the year ended 31 December 2010 following amendments to the Group's defined-benefit pension schemes. This was partly offset by cost savings arising from a reduction in underlying pension costs and business disposals in 2011.

Staff costs (excluding pension costs) of €772 million for the year ended 31 December 2011 were €57 million lower than the previous year as a result of lower staff numbers. Average staff numbers (full time equivalents) for the year ended 31 December 2011 of 13,671 were 613 lower than average staff numbers (full time equivalents) for the previous year.

Pension costs reflected the implementation of benefit changes in the Group's defined benefit pension schemes in 2010.

Other costs of €782 million for the year ended 31 December 2011 were €18 million lower than the previous year. Costs increases arose on property impairments, the transition of IT outsourcing contracts and higher regulatory costs related to the PCAR/PLAR 2011 process. This was more than offset by lower costs of restructuring and cost savings following business disposals.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

IMPAIRMENT CHARGES ON FINANCIAL ASSETS

Impairment charges on loans and advances to customers	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Residential mortgages	462	469	404
—Retail Ireland	418	444	341
—Retail UK	44	25	63
Non-property SME and corporate	413	497	609
—Republic of Ireland SME	223	281	291
—UK SME	53	74	126
—Corporate	137	142	192
Property and construction	797	893	719
—Investment	437	593	448
—Land and development	360	300	271
Consumer	52	80	127

Total impairment charges on loans and advances to customers	1,724	1,939	1,859

Year ended 31 December 2012 compared to the year ended 31 December 2011

Impairment charges on loans and advances to customers of €1,724 million for the year ended 31 December 2012 were €215 million or 11% lower than the previous year.

The impairment charge on Residential mortgages of €462 million for the year ended 31 December 2012 has decreased by €7 million from €469 million in the previous year.

The impairment charge on the Retail Ireland mortgage portfolio of €418 million for the year ended 31 December 2012 has decreased by €26 million from €444 million in the previous year. While the volume of default arrears (based on loan volumes 90 days or more past due) has continued to increase, the pace of default arrears formation has reduced since the first quarter of 2012. The impairment charge for the six months ended 31 December 2012 amounted to €127 million compared with a charge of €291 million for the six months ended 30 June 2012 and a charge of €304 million for the six months ended 31 December 2011. In addition to the reduction in formation of arrears, the Group has continued to formally restructure a significant number of customer mortgages on a sustainable basis.

In 2012, the annual rate of decline in Residential property prices slowed to 4.5% as reflected in the CSO Index (2011 annual rate of decline was 16.7%), its lowest rate in over four years, with residential property prices in Dublin, particularly Dublin house prices, being the key driver of this improvement. The CSO Index for December 2012 reported that national residential prices were 50% below peak, largely the same as June 2012, with residential prices in Dublin 56% below peak, while properties outside of Dublin were 47% below peak.

Owner occupied default arrears (based on loan volumes 90 days or more past due) were 9.88% at 31 December 2012 as compared with 9.22% at 30 June 2012 and 7.40% at 31 December 2011. The volume of default arrears in the Owner occupied segment has continued to increase, primarily reflecting the continued impact of the general economic downturn in Ireland and affordability issues including falling disposable incomes and sustained high unemployment levels. However, the pace of Owner occupied

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

default arrears formation (based on loan volumes 90 days or more past due) has been reducing since the first quarter of 2012 reflecting a stabilisation in unemployment levels and the restructure of customer mortgages on a sustainable basis. A similar trend is evident in the less than 90 days past due arrears. The level of Owner occupied default arrears for the Group remains materially below the industry average as published on a quarterly basis by the Central Bank of Ireland.

Buy to let default arrears (based on loan volumes 90 days or more past due) were 23.36% at 31 December 2012 compared to 20.77% at 30 June 2012 and 16.81% at 31 December 2011. The volume of default arrears in the Buy to let segment has continued to increase primarily reflecting the continued impact on borrowers of rising repayments as interest only periods come to an end and customers move to fully amortising loans. As part of the Group's Mortgage Arrears Resolution Strategies, the Group continues to work with Buy to let customers, particularly those with interest only periods that are coming to an end, to restructure customer mortgages prior to them moving to fully amortising. The pace of Buy to let arrears formation (based on loan volumes 90 days or more past due) has reduced since the first quarter of 2012, and the level of Buy to let default arrears for the Group remains below the industry average as published on a quarterly basis by the Central Bank of Ireland.

The impairment charge on the Retail UK mortgage portfolio of €44 million for the year ended 31 December 2012 has increased by €19 million from €25 million in the previous year.

Default arrears (number of cases 3+ payments past due) and the associated impairment charge on Retail UK mortgages (particularly in the Standard and Self certified segments) increased marginally in the second six months of the year ended 31 December 2012, albeit from a low base. The level of default arrears for the Group at 1.53% at 31 December 2012 remains below the industry average as published by the Council of Mortgage Lenders.

The impairment charge on the Non property SME and corporate loan portfolio of €413 million for the year ended 31 December 2012 has decreased by €84 million from €497 million in the previous year.

Republic of Ireland SME impairment charges of €223 million for the year ended 31 December 2012 have decreased by €58 million from €281 million in the previous year. The impairment charge for the six months ended 31 December 2012 amounted to €100 million compared with a charge of €123 million for the six months ended 30 June 2012 and a charge of €140 million for the six months ended 31 December 2011. The reduction in Republic of Ireland SME impairment charges reflect some early indicators of improvement in certain elements of the SME sector (e.g. strong export performance, lower increase in business insolvencies, and some improvement in the levels of consumer sentiment), however, the sector is fragile and challenges remain. As a result, the level of Republic of Ireland SME impairment charges continues to be at an elevated level, particularly for those sectors correlated with consumer spending.

Impairment charges on the UK SME portfolio reduced to €53 million for the year ended 31 December 2012 compared to €74 million in the previous year, albeit UK economic conditions remain subdued.

The Group's corporate banking portfolios remain broadly stable, with impairment charges on the Corporate portfolios reduced to €137 million for the year ended 31 December 2012 compared to €142 million in the previous year. The domestic Irish Corporate portfolio continues to be impacted by more challenging domestic demand and market conditions, albeit the pace of migration of new cases into our challenged portfolios has reduced. Our international corporate banking portfolios continue to perform satisfactorily reflecting their exposure to global, rather than exclusively Irish, economic indicators.

The impairment charge on the Property and construction loan portfolio of €797 million for the year ended 31 December 2012 decreased by €96 million compared to €893 million in the previous year.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The impairment charge on the Investment property element of the Property and construction portfolio was €437 million for year ended 31 December 2012 compared to €593 million in the previous year. In December 2011, the Irish Government introduced a range of initiatives and policies which addressed a number of areas of market uncertainty. Following this, there have been continued signs of increased activity levels in central business district areas during 2012, with increasing interest from international institutional investors entering the market. As a result, prime investment yields are showing some signs of stabilisation. Outside of prime, central locations, markets remain subdued.

The Irish market has experienced a significant fall in asset values, with Irish commercial property capital values down 67%(1) from peak, reflecting continued low levels of activity and illiquidity in property markets. In addition, a challenging Retail sector for much of 2012, as evidenced by increased retail tenant defaults and vacancy levels, has contributed to continued elevated impairment charges on our Investment property portfolio.

UK commercial property values are down 33%(2) from peak. Conditions in the UK market remained challenging throughout 2012, and the market has become increasingly segmented, with properties in central London continuing to deliver strong returns, however, across the rest of the UK markets have remained weak. The UK retail sector also remains under pressure with a number of high profile tenant failures during 2012.

The impairment charge on the Land and development element of the Property and construction portfolio was €360 million for the year ended 31 December 2012 compared to €300 million for the previous year reflecting the continued challenging conditions in this sector, highly illiquid markets, and deteriorating individual borrower circumstances.

The impairment charge of €52 million on Consumer loans for the year ended 31 December 2012 is €28 million lower compared to the impairment charge of €80 million in the previous year. Consumer loans have continued to reduce reflecting accelerated repayments and subdued demand for new loans and other credit facilities. Default arrears and impairment charges were better than expected in both the Republic of Ireland and the UK.

Further analysis and commentary on the changes in the loan portfolios, asset quality and impairment is set out in the Asset Quality and Impairment section of the Risk Management Report.

Year ended 31 December 2011 compared to the year ended 31 December 2010

Impairment charges on loans and advances to customers of €1,939 million for the year ended 31 December 2011 were €80 million or 4% higher compared to impairment charges for the previous year.

The impairment charge on Residential mortgages increased by €65 million to €469 million for the year ended 31 December 2011. The impairment charge on Retail Ireland mortgages was €444 million for the year ended 31 December 2011. The impairment charge for the previous year included an amount of approximately €100 million, to recognise a change in the Group's assumption relating to the expected peak to trough decline in residential property prices from 45% to 55% in the impairment provisioning models for Retail Ireland mortgages. Management had previously considered that a peak to trough house price decline of 45%, with the trough expected to be reached in 2011, was appropriate. However, in late 2010,

(1)
Source: Investment Property Databank Ltd (IPD)

(2)
Source: IPD

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

more recent market data had raised questions about both the extent of the peak to trough fall and the timeframe over which it might arise, specifically:

•
The quarter on quarter slow down in the rate of decline in house prices observed from Q4 2009 had been in line with the Group's forecast of a 45% peak to trough fall by 2011. However, a reversal of this trend was reported in the final quarter of 2010, with the PTSB/ESRI(3) index recording a fall of 3.5% in the quarter, a significant acceleration in the rate of decline compared with earlier quarterly readings.

•
The release of the National Recovery Plan, the implementation of the EU-IMF Programme for Support and the release of the Irish Budget details in Q4 2010 were followed by economic forecasts that predicted a more gradual recovery in the Irish economy. Forecasts at the time relating to house price movements generally showed further decline, which was expected to continue in both 2011 and 2012, before recovering modestly in 2013.

Excluding this item the year on year increase in the impairment charge was €203 million reflecting increasing default arrears (90 days or more past due), in the owner occupied and particularly in the Buy to let segments. This increase was primarily attributed to the general economic downturn in Ireland and affordability issues including falling disposable incomes and high unemployment levels. In addition, the rise in arrears since August 2011 appeared to have been impacted by the implementation of the new code of conduct on mortgage arrears and the considerable public speculation about potential Government policy measures regarding customers in arrears.

While there was some stabilisation in rents in 2011, overall rent levels were significantly down on peak (estimated to be down approximately 26% from peak(4)) and Buy to let borrowers were increasingly impacted by rising repayments as interest only periods came to an end, which particularly impacted default arrears in the second half of the year.

The impairment charge on Retail UK mortgages of €25 million for the year ended 31 December 2011 was €38 million lower compared with the previous year. Default arrears (3+ payments past due) and the associated impairment charge on Retail UK mortgages (particularly in the Buy to let and self-certified segments) in the year ended 31 December 2011, were lower than the previous year, in an environment where residential property prices performed better than the Group had expected.

The impairment charge on the Non-property SME and corporate loan portfolio was €497 million for the year ended 31 December 2011 compared to the previous year.

Challenging economic conditions in Ireland, a continuation of poor consumer sentiment and the increase in the level of business insolvencies negatively impacted trading conditions and caused general pressure on the Irish SME sector. Those sectors correlated with consumer spending or the property markets were particularly impacted. As a result the level of impairment charge, while it reduced in the year ended 31 December 2011 as compared to the previous year, continued to be at an elevated level.

In the UK SME segment, rising inflation and concerns regarding the impact of fiscal austerity combined to leave UK economic conditions subdued. The year on year reduction primarily reflects the non-recurrence of impairment charges on a small number of large individual cases in the previous year.

Larger Irish corporate customers trading internationally and non-Irish based corporate customers continued to experience more favourable economic conditions with the impairment charge in the Corporate business lower in the year ended 31 December 2011 as compared with the previous year.

(3)
The PTSB/ESRI index is no longer produced. The Group now uses the CSO Index

(4)
Per 'The Daft.ie rental report—An analysis of recent trends in the Irish rental market 2011, Quarter 4'.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The impairment charge of €893 million on the Property and construction portfolio for the year ended 31 December 2011 increased by €174 million compared to the previous year. The Property and construction portfolio amounted to €21 billion at 31 December 2011 comprising €17 billion of investment property loans and €4 billion of land and development loans.

The impairment charge on the investment property element of the Property and construction portfolio was €593 million for the year ended 31 December 2011 compared to the previous year.

The increase in the level of impaired loans and associated impairment charges was due to lower rental income arising from reduced market rents and higher vacancy rates for more prolonged periods, together with a requirement for increased incentives to attract new tenants. In addition, weaker consumer spending and sentiment adversely affected trading performance, yields and asset values across the retail and investment property sector. Falling asset values in the Republic of Ireland and Northern Ireland in particular, also adversely impacted the level of the impairment charge in the year ended 31 December 2011.

The impairment charge on the land and development element of the Property and construction portfolio was €300 million for the year ended 31 December 2011, €29 million higher than the previous year, reflecting lower house prices, over supply of residential housing stock, and illiquid property markets in the Republic of Ireland and in Northern Ireland.

The impairment charge of €80 million on Consumer loans for the year ended 31 December 2011 was €47 million lower compared to the previous year.

Consumer loans reduced significantly reflecting accelerated repayments and subdued demand for new loans and other credit facilities. Default arrears and impairment charges were better than expectations, in both the Republic of Ireland and the UK.

Impairment charges on assets sold to NAMA	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Residential mortgages	—	1	13
Non-property SME and corporate	—	—	14
Property and construction	—	43	230

Impairment charges on assets sold to NAMA	—	44	257

As the Group completed the transfer of assets to NAMA in 2011, there was no related impairment change for the year ended 31 December 2012. Impairment charges on assets sold to NAMA of €44 million for the year ended 2011 reduced by €213 million compared to the previous year as assets transferred to NAMA were largely completed in 2010.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Impairment charge on available for sale (AFS) financial assets

Impairment charges on available for sale (AFS) financial assets	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Allied Irish Banks plc subordinated bonds	—	—	98
NAMA subordinated bonds	40	—	70
Irish Life and Permanent plc subordinated bonds	—	16	—
Other	5	5	—

Impairment charges on available for sale (AFS) financial assets	45	21	168

Year ended 31 December 2012 compared to the year ended 31 December 2011

The impairment charge on available for sale (AFS) financial assets of €45 million for the year ended 31 December 2012 included a charge of €40 million relating to the NAMA subordinated bonds following NAMA's updated outlook for its long term performance. The charge of €21 million in the previous year was due primarily to a charge of €16 million reflecting the liability management exercise announced by Irish Life and Permanent in respect of their subordinated bonds.

Year ended 31 December 2011 compared to the year ended 31 December 2010

The impairment charge on the assets available for sale in the year ended 31 December 2011 was €147 million lower than the charge in the previous year. The charge for the year ended 31 December 2010 included a charge of €98 million on a holding of subordinated debt issued by Allied Irish Banks plc and an impairment charge of €70 million incurred by the Group on NAMA subordinated bonds following the decision by NAMA not to pay the discretionary coupon due on 1 March 2011.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

(LOSS)/GAIN ON SALE OF ASSETS TO NAMA

There were no transfers to NAMA during the year ended 31 December 2012. The (loss)/gain on sale of assets to NAMA reflects those assets that were sold to NAMA in the year ended 31 December 2011 and the year ended 31 December 2010 as set out below.

(Loss)/gain on sale of assets to NAMA	Year ended 31 December 2012 €m		Year ended 31 December 2011 €m		Year ended 31 December 2010 €m
Fair value of consideration(1)		—		246		5,046
Assets transferred
—Loans sold to NAMA (nominal value)	—		(498)		(9,340)
—Derivatives sold to NAMA (fair value)	—		—		(61)
—Impairment provisions at date of sale	—	—	198	(300)	2,237	(7,164)

Other items(2)		(1)		(3)		(123)

		(1)		(57)		(2,241)
Adjustment to consideration in respect of assets transferred during 2010(3)		—		90		—

(Loss)/gain on sale of assets to NAMA		(1)		33		(2,241)

(1)
The consideration consists of the fair value of NAMA senior bonds (representing 95% of the nominal consideration) and the fair value of NAMA subordinated bonds (representing 5% of the nominal consideration) (see notes 26 and 27 to the Consolidated Financial Statements).

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

Year ended 31 December 2012 compared to the year ended 31 December 2011

During the year ended 31 December 2012, the Group recognised a net loss of €1 million which relates primarily to an adjustment to the consideration in respect of assets previously transferred to NAMA. No assets were transferred to NAMA during the year ended 31 December 2012.

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

LOSS ON DELEVERAGING OF FINANCIAL ASSETS

Year ended 31 December 2012 compared to the year ended 31 December 2011

During 2012 the Group completed its 2011 to 2013 divestment target of €10 billion of international loans under the 2011 PLAR. This included the sale of Burdale loans of €0.7 billion which were disposed as part of the sale of that business. An analysis of the divestments completed during the year ended 31 December 2012 (which includes the sale of loan portfolios to third parties together with managed re-financing decisions taken by the Group) is set out below:

Year ended 31 December 2012	Consideration received (net of costs) €m	Carrying value of assets derecognised €m	Loss €m
Corporate and Treasury division
Project Finance loan portfolios	817	989	(172)
Other international loans	568	599	(31)
Retail UK division
UK Mortgage loan portfolio	514	635	(121)
UK Investment property loans	82	84	(2)

Total	1,981	2,307	(326)

Year ended 31 December 2011 compared to the year ended 31 December 2010

The Group announced the deleveraging of financial assets with a carrying value of €8.6 billion during 2011 of which €7.6 billion had been completed and derecognised by 31 December 2011. The assets of €1 billion which the Group had contracted to sell but where the sale had not completed by 31 December 2011 were reported as other assets classified as held for sale as at 31 December 2011 and further information is shown in note 17 to the Consolidated Financial Statements on page 258.

Year ended 31 December 2011	Consideration received (net of costs) €m	Carrying value of assets derecognised €m	Loss €m
Retail UK division
UK Investment Property loan portfolio	1,169	1,464	(295)
UK Mortgage loan portfolio	1,275	1,399	(124)
Corporate and Treasury division
Project Finance loan portfolios	833	944	(111)
US Investment Property loan portfolio	803	805	(2)
Other International loans	2,916	2,949	(33)

Total	6,996	7,561	(565)

There was no loss on deleveraging of financial assets in the year ended 31 December 2010.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

(LOSS)/PROFIT ON DISPOSAL/LIQUIDATION OF BUSINESS ACTIVITIES

The loss on disposal of business activities of €69 million in the year ended 31 December 2012 primarily reflects a loss of €14 million which arose on the sale of Burdale and a loss of €56 million which arose on the recycling of foreign exchange reserves on the liquidation of a number of legal entities with a sterling reporting currency within the Group.

As part of the Group's focus on simplifying its corporate structure the Group is winding up a number of wholly owned dormant and non-trading subsidiary companies. In accordance with accounting standards, the cumulative unrealised foreign exchange gains and losses are required to be realised on disposal and recycled through the income statement.

The profit on disposal of business activities of €34 million in the year ended 31 December 2011 primarily reflects the sale of BIAM, the sale of BoISS and the sale of FCE Corporation, partly offset by a charge relating to the impairment of the goodwill in Burdale following the announcement of the sale of this business to Wells Fargo International Banking Corporation. Further information is set out in note 19 to the Consolidated Financial Statements.

TAXATION

Year ended 31 December 2012 compared to the year ended 31 December 2011

The taxation credit for the Group was €337 million for the year ended 31 December 2012 compared to a taxation credit of €230 million in the previous year due to losses incurred in both years (see note 20 to the Consolidated Financial Statements). The effective tax rate for the year ended 31 December 2012 was a credit of 16% compared to a credit of 121% for the previous year.

Year ended 31 December 2011 compared to the year ended 31 December 2010

The taxation credit for the Group was €230 million for the year ended 31 December 2011 compared to a taxation credit of €341 million in the previous year due to losses incurred in both years (see note 20 to the Consolidated Financial Statements). The effective tax rate for the year ended 31 December 2011 was a credit of 121% compared to a credit of 36% for the previous year.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

CONSOLIDATED BALANCE SHEET

Summary Consolidated Balance Sheet	31 December 2012 €bn	31 December 2011 €bn
Loans and advances to customers (after impairment provisions)	93	102 (1)
Liquid assets	33	31
Other assets	22	22

Total assets	148	155

Customer deposits	75	71
Wholesale funding	39	51
Subordinated liabilities	2	1
Other liabilities	23	22

Total liabilities	139	145

Stockholders' equity	9	10

Total liabilities and stockholders' equity	148	155

Loan to deposit ratio	123%	144%

Core tier 1 ratio (PCAR/EBA)(2)	14.4%	14.3%

(1)
On the balance sheet on page 191, these amounts are presented on separate lines being Loans and advances to customers and Assets classified as held for sale.

(2)
Core tier 1 (PCAR/EBA) is calculated in line with methodology used for the 2011 PCAR and EBA stress test. As stated in the Financial Measures Programme 'The Central Bank applied capital requirement rules and a definition of Core tier 1 capital as prescribed by the Capital Requirements Directive, which is the prevailing regulatory standard in the EU. To increase conservatism, the Central Bank has included all supervisory deductions, including 50:50 deductions'.

LOANS AND ADVANCES TO CUSTOMERS

The Group's loan and advances to customers (after impairment provisions) of €92.6 billion have decreased by 9% since 31 December 2011. Excluding the impact of foreign exchange, loans and advances to customers have decreased by €10.0 billion or 10% during 2012.

The key drivers of the decrease include net loan repayments and loan book sales in particular the UK mortgage and international Corporate portfolios, partly offset by the impact of foreign exchange rate movements. During 2012, the Group completed its target of €10 billion divestments at a weighted average discount of 8%.

Loan redemptions and repayments in the Group's loan portfolios remain in line with the Group's expectation and the Group expects to reduce the size of its loan book to c.€90 billion by December 2013.

The composition of the Group's loans and advances to customers by portfolio and by division at 31 December 2012 was broadly consistent with 31 December 2011. The stock of impairment provisions on loans and advances to customers of €7.5 billion has increased by €1.1 billion since 31 December 2011.

Further analysis and commentary on changes in the loan portfolios, asset quality and impairment is set out in the Asset Quality and Impairment section of the Risk Management Report. See page 66 to 138.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

LIQUID ASSETS

Liquid assets	31 December 2012 €bn	31 December 2011 €bn
Cash at banks	9	8
—Irish Bank Resolution Corporation (IBRC)	3	—
—Other	6	8
Cash and balances at Central Banks	9	8
—Bank of England	8	7
—Other	1	1
Government bonds	6	5
NAMA senior bonds	4	5
Covered bonds	3	3
Senior bank bonds and other	2	2

	33	31

The Group's portfolio of liquid assets of €33.2 billion has increased by €1.9 billion since 31 December 2011. The increase is primarily due to the Group's participation in the IBRC repo transaction of €3.1 billion which it entered into in June 2012. There was also a net incremental investment of €1.5 billion in Irish sovereign and government guaranteed senior bank bonds funded by the long term refinancing operation (LTRO) of the ECB in February 2012. These additions were partly offset by redemptions of NAMA senior bonds, the sale and maturity of covered bonds, and reductions in collateral required to be placed with derivative counterparties.

Of the €33 billion of liquid assets, €8.2 billion relates to Bank of Ireland (UK) plc. During 2012, regulatory approval was granted for the sale of businesses and specific tranches of loans from other Group entities to Bank of Ireland (UK) plc. As a result, loans totalling €5.8 billion were sold from other Group entities to Bank of Ireland (UK) plc during the year, leading to a reduction in the liquid assets held by the Bank of Ireland (UK) plc in excess of regulatory liquidity requirements. At 31 December 2012, Bank of Ireland (UK) plc had a portfolio of liquid assets that was €3.1 billion in excess of regulatory liquidity requirements.

As set out in note 66 to the Consolidated Financial Statements, the IBRC repo transaction was terminated by the Group on a no gain/no loss basis effective on 13 February 2013.

Further analysis of the Group's sovereign and other bonds is set out on pages 357 to 366.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

CUSTOMER DEPOSITS

Customer deposits	31 December 2012 €bn	31 December 2011 €bn
Retail Ireland	35	36
—Deposits	24	25
—Current account credit balances	11	11
Retail UK	30	27
Retail UK (Stg£bn equivalent)	25	22
—UK Post Office	19	16
—Other Retail UK	6	6
Corporate and Treasury	10	8

Total customer deposits	75	71

Loan to deposit ratio	123%	144%

Deposits covered by ELG scheme	21	26

Group customer deposits of €75.2 billion have increased by €4.7 billion since 31 December 2011. On a constant currency basis, the Group's customer deposits have increased by €4.0 billion since 31 December 2011. The Group's loan to deposit ratio was 123% at 31 December 2012 as compared with 144% at 31 December 2011 which is ahead of the Group's targets.

During 2012, a key objective for the Group was to disengage from the Irish Government guarantee scheme (ELG scheme) and further progress was made on this during the year.

During 2012, the Group reduced the volume of customer deposits that were covered by the ELG scheme to €21 billion or 28% of the Group's total customer deposits at 31 December 2012 from €26 billion or 37% at 31 December 2011. Bank of Ireland (UK) plc withdrew from the ELG scheme on 1 April 2012 for all new deposits and the Group's Isle of Man subsidiary withdrew from the scheme with effect from 10 August 2012. There was no adverse impact on deposit volumes following these decisions.

On 26 February 2013 the Minister for Finance announced that the Eligible Liabilities Guarantee (ELG) scheme will be withdrawn from midnight 28 March 2013 from all participating banks. The Group has prepared for and is ready for the withdrawal. The vast majority (c.98%) of Bank of Ireland personal and business customers will not be impacted by the withdrawal of the ELG scheme, and their deposits will continue to be guaranteed under the existing statutory Deposit Guarantee Scheme (DGS)—a guarantee which covers eligible deposits of all banks regulated by the Central Bank of Ireland. At 31 December 2012, €22 billion of the Group's customer deposits are guaranteed under the Deposit Guarantee Scheme (31 December 2011: €22 billion). Depositors with BOI (UK) plc are unaffected as this subsidiary came out of the ELG scheme in 2012. At 31 December 2012, €24 billion of the Bank of Ireland (UK) plc customer deposits are guaranteed under the UK Financial Services Compensation Scheme (FSCS) (31 December 2011: €21 billion).

During 2012 the Group successfully executed a pricing strategy to reduce the cost of and extend the maturity of its deposits, particularly in Ireland, while substantially maintaining deposit volumes. Current account credit balances are in line with the previous year.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Through its strategic partnership with the UK Post Office, the Group's retail deposit gathering activities in the UK continue to exceed expectations and balances amounted to £18.5 billion at 31 December 2012, representing an increase of £2.4 billion since 31 December 2011. Deposits in the Group's other UK businesses performed well and remain broadly in line with 31 December 2011.

In line with the Group's strategy of reducing the price paid for deposits, the Corporate and Treasury division has also significantly reduced the average price it pays for customer deposits. During 2012, deposit balances increased to €10.5 billion. The book primarily comprises a stable base of corporate, SME and structured retail customer deposits, which has proven resilient.

The Group continues to focus on maintaining a granular deposit book with the top twenty depositors representing less than 5% of Group customer deposits at 31 December 2012 (31 December 2011: 2%).

Customer deposits at 31 December 2012 of €75.2 billion (31 December 2011: €70.5 billion) do not include €2.5 billion (31 December 2011: €2.2 billion) of savings and investment products sold by Bank of Ireland Life. These products have a fixed term (typically of five years) and consequently are an additional stable source of retail funding for the Group.

WHOLESALE FUNDING

	31 December 2012		31 December 2011
Wholesale funding sources	€bn	%	€bn	%
Secured funding	31	79%	40	78%
—Monetary Authority (gross) other	12	31%	23	45%
—Monetary Authority (gross) IBRC	3	8%	—	—
—Covered bonds	7	18%	6	12%
—Securitisations	4	10%	4	8%
—Private market repo	5	12%	7	14%
Unsecured funding	8	21%	11	22%
—Senior debt	6	16%	9	18%
—Bank deposits	2	5%	2	4%

Total Wholesale funding	39	100%	51	100%

Wholesale funding > 1 year to maturity	27	68%	28	55%
Drawings from Monetary Authorities (net)	15	—	22	—
Wholesale funding covered by ELG scheme	5	—	16	—

Wholesale funding of €39.3 billion has decreased by €11.4 billion (net) since 31 December 2011 reflecting continued deleveraging of loans and advances to customers, increased deposit volumes across the Group and the sale of assets from other Group entities to Bank of Ireland (UK) plc, leading to a reduction in the liquid assets held by Bank of Ireland (UK) plc in excess of regulatory liquidity requirements. At 31 December 2012, €27 billion or 68% of wholesale funding had a term to maturity of greater than one year (31 December 2011: €28 billion or 55%). This includes the Group's participation in the ECB's December 2011 and February 2012 three year LTROs.

During 2012, following stockholder approval, the Group executed a 364 day repo transaction with the State and IBRC for an amount of €3.1 billion. This transaction increased the Group's holding of liquid assets and

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

the Group's funding from Monetary Authorities. See note 57 to the Consolidated Financial Statements for more detail.

Other funding from Monetary Authorities (gross) of €12.3 billion has decreased by €10.2 billion since 31 December 2011 and includes €4.4 billion of funding related to NAMA senior bonds and €1.5 billion of a net incremental investment in Irish sovereign and government guaranteed senior bank bonds as part of the Group's participation in the December 2011 and February 2012 three year LTROs.

In November 2012, the Group accessed public term debt markets for the first time since October 2010 with a €1 billion three-year Irish Asset Covered Security (ACS) transaction. In December 2012 the Group became a member of Eurex Repo, accessing €0.7 billion of liquidity from this platform as at 31 December 2012.

During 2012, the Group repaid €2.7 billion of senior unsecured debt. As the Group continues to meet ongoing deleveraging targets, the Group's requirement for new issuance during 2013 is likely to be significantly lower than scheduled redemptions of secured and unsecured debt.

During 2012, the Group issued and retained Government guaranteed Own-Use Bonds (OUB's) which are eligible for ECB monetary policy operations. None were in issue at 31 December 2012.

As set out in note 66 to the Consolidated Financial Statements, the IBRC repo transaction was terminated by the Group on a no gain/no loss basis effective on 13 February 2013, reducing wholesale funding by €3.1 billion.

SUBORDINATED LIABILITIES

Subordinated liabilities	31 December 2012 €m	31 December 2011 €m
Contingent Capital Note	986	1,009
€250 million 10% Fixed Rate Notes	250	—
Other	471	417

Total	1,707	1,426

The Group's subordinated liabilities have increased from €1,426 million to €1,707 million during 2012 primarily due to the issue of a new 10% subordinated bond in December 2012 with a maturity of 10 years.

On 9 January 2013, the State sold its entire holding in the Contingent Capital Note to a diverse group of international institutional investors.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

STOCKHOLDERS' EQUITY

Movements in Stockholders' Equity	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Stockholders' equity at beginning of period	10,202	7,351
Movements:
(Loss)/profit attributable to stockholders	(1,824)	45
Dividends on preference stock	(196)	(222)
Pension fund obligations	(789)	(117)
Available for sale (AFS) reserve movements	875	103
Cash flow hedge reserve movement	148	314
Foreign exchange movements	136	180
Purchase of non-controlling interest in Midasgrange (note 59)	39	—
2011 Capital Raising—Net new equity capital issued	—	2,557
Other movements	—	(9)

Stockholders' equity at end of period	8,591	10,202

Stockholders' equity decreased from €10,202 million at 31 December 2011 to €8,591 million at 31 December 2012.

The loss attributable to stockholders of €1,824 million for the year ended 31 December 2012 compares to the profit attributable to stockholders of €45 million in the previous year.

On 20 February 2012, the Group paid a dividend of €188.3 million on the 2009 Preference Stock held by the National Pension Reserve Fund Commission and dividends of €2.3 million and £1.2 million on its euro and sterling Preference Stock respectively. On 20 August 2012, the Group paid dividends of €2.3 million and £1.2 million on its euro and sterling Preference Stock respectively.

The movement in retirement benefit obligations is primarily driven by a reduction in the discount rate from 5.3% to 3.9%. The market value of pension scheme assets increased by 13.4% during 2012.

The AFS reserve movement during 2012 is primarily due to a tightening of credit spreads, particularly on the portfolio of Irish Government bonds.

The cash flow hedge reserve movement primarily reflects the impact of changes in interest rates on the mark to market value of cash flow hedge accounted derivatives. Over time, the reserve will flow through the income statement in line with the underlying hedged instruments.

Foreign exchange movements relate primarily to the impact from the translation of the Group's net investments in foreign operations arising primarily from a strengthening of sterling against the euro during 2012 and the recycling of foreign exchange reserves of €56 million on the liquidation of a number of legal entities with a sterling reporting currency within the Group.

There was no new equity capital issued during 2012.

The net new equity capital issued of €2,557 million during 2011 formed part of the additional equity capital requirement of the Group following the 2011 PCAR.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

OTHER ASSETS AND OTHER LIABILITIES

Other assets and other liabilities	31 December 2012 €bn	31 December 2011 €bn
Other assets	22.3	21.9
—Bank of Ireland Life assets	13.2	12.0
—Derivative financial instruments	5.8	6.4
—Deferred tax asset	1.7	1.4
—Other assets	1.6	2.1
Other liabilities	23.3	22.1
—Bank of Ireland Life liabilities	13.2	12.0
—Derivative financial instruments	5.3	6.0
—Pension deficit	1.2	0.4
Other liabilities	3.6	3.7

At 31 December 2012, Bank of Ireland Life assets and liabilities were €13.2 billion, an increase of €1.2 billion since 31 December 2011, primarily due to positive investment returns on policyholder managed funds in the year.

Other assets, at 31 December 2012, include derivative financial instruments with a positive fair value of €5.8 billion compared to a positive fair value of €6.4 billion at 31 December 2011. Other liabilities, at 31 December 2012, include derivative financial instruments with a negative fair value of €5.3 billion compared to a negative fair value of €6.0 billion at 31 December 2011. The movement in the fair value of derivative assets and derivative liabilities is due to the impact of the movement in foreign exchange rates (particularly the euro/ sterling exchange rate) and interest rates during 2012.

At 31 December 2012, the deferred tax asset was €1.7 billion, an increase of €0.3 billion since 31 December 2011. The increase in the year ended 31 December 2012 is primarily due to the tax effect of further losses in both Ireland and the UK and the increase in the pension deficit from €0.4 billion to €1.2 billion. The deferred tax asset of €1.7 billion at 31 December 2012 includes an amount of €1.5 billion in respect of operating losses which are available to relieve future profits from tax. Under current Irish and UK tax legislation there is no time restriction on the utilisation of trading losses and based on its estimates of future taxable income, the Group has concluded that it is probable that sufficient taxable profits will be generated to recover this deferred tax asset and it has been recognised in full.

At 31 December 2012, the pension deficit was €1.2 billion, an increase of €0.8 billion from 31 December 2011. The primary driver of this increase was a reduction in the discount rate to 3.9% at 31 December 2012 from 5.3% at 31 December 2011 which increased the deficit by €1.2 billion. The reduction in the discount rate is due to the significant fall in yields on high-quality (AA-rated) corporate bonds since 31 December 2011. This was partly offset by higher scheme assets of €0.6 billion.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

CAPITAL

Regulatory capital and key capital ratios

	31 December 2012 €m	31 December 2011 €m
Capital Base
Total equity	8,604	10,252
Regulatory adjustments	(120)	(146)
—Retirement benefit obligations	1,154	414
—Intangible assets and goodwill	(362)	(380)
—Cash flow hedge reserve	(227)	(79)
—Dividend expected on 2009 Preference Stock	(162)	(162)
—Available for sale reserve	(150)	725
—Capital contribution on Contingent Capital Note	(116)	(116)
—Own credit spread adjustment (net of tax)	(112)	(372)
—Pension supplementary contributions	(54)	(117)
—Other adjustments	(91)	(59)
Regulatory deductions	(364)	(498)
—Expected loss deduction	(242)	(366)
—Securitisation deduction	(75)	(85)
—Deduction for unconsolidated investments	(47)	(47)
Core tier 1 capital (PCAR/EBA)(1)	8,120	9,608
Tier 1 hybrid debt	93	92

Total tier 1 capital	8,213	9,700

Tier 2
Tier 2 dated debt	1,208	1,172
Tier 2 undated debt	96	94
Regulatory deductions	(364)	(498)
—Expected loss deduction	(242)	(366)
—Securitisation deduction	(75)	(85)
—Deduction for unconsolidated investments	(47)	(47)
Standardised IBNR provisions	78	111
Other adjustments	114	61

Total Tier 2 capital	1,132	940

Total Tier 1 and Tier 2 capital	9,345	10,640
Regulatory deductions
—Life and pension business(2)	(694)	(748)

Total Capital	8,651	9,892

(1)
Core tier 1 (PCAR/EBA) is calculated in line with methodology used for the 2011 PCAR and EBA stress test. As stated in the Financial Measures Programme 'The Central Bank applied capital requirement rules and a definition of Core tier 1 capital as prescribed by the Capital Requirements Directive, which is the prevailing regulatory standard in the EU. To increase conservatism, the Central Bank has included all supervisory deductions, including 50:50 deductions'.

(2)
With effect from 1 January 2013 the deduction for the Group's participation in its Life and pension business will be deducted 50:50 from Core tier 1 (PCAR/EBA) and Tier 2 capital in accordance with the Capital Requirements Directive resulting in a 0.6% decrease in the Core tier 1 (PCAR/EBA) ratio.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Risk Weighted Assets (RWA)—Basel II	31 December 2012 €bn	31 December 2011 €bn
Credit risk	51.9	61.5
Market risk	1.0	1.1
Operational risk	3.6	4.5

Total RWA	56.5	67.1

	31 December 2012		31 December 2011
Key Capital Ratios	€bn	% of RWA	€bn	% of RWA
Core tier 1 (PCAR/EBA)(1)	8.1	14.4%	9.6	14.3%
Tier 1	8.2	14.5%	9.7	14.4%
Total capital	8.7	15.3%	9.9	14.7%

(1)
Core tier 1 (PCAR/EBA) is calculated in line with methodology used for the 2011 PCAR and EBA stress test. As stated in the Financial Measures Programme 'The Central Bank applied capital requirement rules and a definition of Core tier 1 capital as prescribed by the Capital Requirements Directive, which is the prevailing regulatory standard in the EU. To increase conservatism, the Central Bank has included all supervisory deductions, including 50:50 deductions'.

Risk Weighted Assets (RWA) at 31 December 2012 are €10.6 billion lower than 31 December 2011 primarily due to a reduction in the quantum of loans and advances to customers due to deleveraging, loan repayments, the impact of a higher level of impaired loans at 31 December 2012 as compared to 31 December 2011 and a reduction in operational risk RWA.

The Core tier 1 (PCAR/EBA) ratio at 31 December 2012 of 14.4% compares to 14.3% at 31 December 2011 primarily driven by lower RWA partly offset by losses in the year ended 31 December 2012.

The Tier 1 ratio at 31 December 2012 of 14.5% compares to 14.4% at 31 December 2011 driven by lower RWA partly offset by losses in the year ended 31 December 2012.

The Total capital ratio at 31 December 2012 of 15.3% compares to 14.7% at 31 December 2011 driven by lower RWA, subordinated debt issuance (€250 million issued in December 2012) and a lower expected loss deduction partly offset by losses in the year ended 31 December 2012 and the amortisation of dated debt.

The Group issued a Contingent Capital Note with a nominal value of €1 billion and maturity of five years to the State in July 2011. This Tier 2 classified note would convert into Bank of Ireland ordinary stock on a breach of the Core tier 1 or Common equity tier 1 trigger ratio of 8.25% or on a 'Non-Viability event' as determined by the Central Bank of Ireland. At 31 December 2012, the Core tier 1 ratio of the Group as calculated under the methodology set out in the Contingent Capital Note was 14.4%. In January 2013, the State sold 100% of its holding of the Contingent Capital Note at a price of 101% of its par value plus accrued interest to a diverse group of international institutional investors thereby fixing all future cash coupon payments on the notes at 10% per annum.

Basel III

The current assumption is that the Common equity tier 1 (CET 1) regulatory requirement under Basel III will be 10% for Bank of Ireland and, on a phased basis, the Group would expect to maintain a buffer above this regulatory requirement. In addition, based on our current interpretation of the draft Basel III regulations, the Group's pro forma CET 1 ratio, including the 2009 Preference Shares (which will continue

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

to be considered as until 31 December 2017), is estimated at 8.5% as at 31 December 2012 on a 'fully loaded'(1) basis.

DIVISIONAL PERFORMANCE

Divisional Performance—on an Underlying Basis

Income statement—underlying (loss)/profit before tax	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Retail Ireland	(984)	(1,017)	(1,467)
Bank of Ireland Life	97	26	70
Retail UK	(366)	(324)	(558)
Corporate and Treasury	351	386	(973)
Group Centre	(567)	(561)	(531)
Other reconciling items(2)	(18)	(31)	—
Underlying loss before tax	(1,487)	(1,521)	(3,459)
Non-core items	(679)	1,331	2,509

Loss before tax	(2,166)	(190)	(950)

(2)
This relates to segmental income on certain inter-segment transactions, which is eliminated at a Group level.

The individual divisional income statements have been presented on an underlying basis in accordance with IFRS 8—Operating Segments. Information on the divisions and their underlying performance is shown in note 1 to the Consolidated Financial Statements—Operating segments (page 233 to 241).

Underlying excludes non-core items which are those items that the Group believes obscure the underlying performance trends in the business. The Group has treated the following items as non-core: gain on liability management exercises, loss on deleveraging of financial assets, gains or charges arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss', gain/loss on disposal/liquidation of business activities, gain on Contingent Capital Note gross-up for policyholder tax in the Life business, cost of restructuring programmes, impact of changes in pension benefits, investment return on treasury stock held for policyholders and impact of 'coupon stopper' on subordinated debt.

The divisional underlying performance is reconciled to the Group statutory performance on pages 63 to 65.

(1)
Full implementation Basel III ratio based on current interpretation of regulatory requirements.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

RETAIL IRELAND

Retail Ireland incorporates the Group's Branch Network, Mortgage Business, Consumer Banking, Business Banking and Private Banking activities in the Republic of Ireland and is built on a broad distribution platform and a comprehensive suite of retail and business products and services.

Retail Ireland: Income statement	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Net interest income	665	849	1,010
Net other income	330	297	347

Operating income	995	1,146	1,357

Operating expenses	(836)	(861)	(919)

Operating profit before impairment charges on financial assets and gain on sale of assets to NAMA	159	285	438

Impairment charges on loans and advances to customers	(1,149)	(1,297)	(1,142)
Impairment charges on assets sold to NAMA	—	(9)	(100)
Gain/(loss) on sale of assets to NAMA	5	1	(675)
Share of results of associates and joint ventures (after tax)	1	3	12

Underlying loss before tax	(984)	(1,017)	(1,467)

Year ended 31 December 2012 compared to the year ended 31 December 2011

Retail Ireland reported an underlying loss before tax of €984 million for the year ended 31 December 2012 compared to €1,017 million for the previous year.

Net interest income of €665 million for the year ended 31 December 2012 was €184 million or 22% lower than the previous year. This decrease is driven by the relatively high cost of customer deposits and other funding sources, together with the continued negative impact of historically low official interest rates and lower average loan volumes. These factors have been partly offset by higher lending margins on new lending, albeit demand for new lending remains muted, and by repricing relevant loan portfolios to incorporate a liquidity charge that references the actual cost of funds.

Net other income of €330 million for the year ended 31 December 2012 was €33 million or 11% higher than the previous year. This is primarily due to the impact of gains of €1 million on investment properties compared to charges of €12 million in the previous year and the impact of a provision of €13 million in the previous year relating to a court hearing in connection with a European property investment, together with an increase in retail banking fees and commissions in 2012. This was partly offset by the loss of income which resulted from the sale of FCE Corporation in August 2011.

Operating expenses of €836 million for the year ended 31 December 2012 are €25 million or 3% lower than the previous year. The impacts of lower staff numbers, lower infrastructure costs and the sale of FCE Corporation in August 2011 were partly offset by investments in a programme to provide support for customers in mortgage arrears. Staff numbers have reduced from 4,965 at 31 December 2011 to 4,297 at 31 December 2012.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The share of results of associates and joint ventures (after tax) gave rise to a gain of €1 million for the year ended 31 December 2012 compared to a gain of €3 million in the previous year.

Impairment charges on loans and advances to customers	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Change %
Residential mortgages	418	444	(6%)
Non-property SME and corporate	223	281	(21%)
Property and construction	479	520	(8%)
Consumer	29	52	(44%)

Impairment charges on loans and advances to customers	1,149	1,297	(11%)

Impairment charges on loans and advances to customers of €1,149 million for the year ended 31 December 2012 were €148 million or 11% lower compared to the previous year.

Further analysis and commentary on changes in the loan portfolios, asset quality and impairment is set out in the Asset Quality and Impairment section.

Year ended 31 December 2011 compared to the year ended 31 December 2010

Retail Ireland reported an underlying loss before tax of €1,017 million for the year ended 31 December 2011 compared to €1,467 million for the previous year (which included charges of €775 million arising on assets that transferred to NAMA).

Net interest income of €849 million for the year ended 31 December 2011 was €161 million or 16% lower than the previous year. This decrease was driven by the relatively higher cost of wholesale funding and the higher cost of deposits arising from intense competition, a reduction in average loan volumes following the transfer of loans to NAMA during 2010, scheduled loan repayments and subdued demand for new lending partly offset by improved lending margins.

Net other income of €297 million for the year ended 31 December 2011 was €50 million or 14% lower than the previous year. This was primarily due to a decrease of €12 million in the value of international investment properties in the year ended 31 December 2011 compared to a gain of €26 million arising in the previous year, the impact of a provision of €13 million relating to a court hearing in connection with a European property investment, together with the impact arising from the sale of FCE Corporation in August 2011, partly offset by an increase in retail banking fees and commissions.

Operating expenses of €861 million for the year ended 31 December 2011 are €58 million or 6% lower than the previous year. This decrease was primarily driven by lower pension costs, lower staff numbers, continued tight management of other costs and the impact of the sale of FCE Corporation partly offset by investments in technology to support our customer propositions.

The share of results of associates and joint ventures (after tax) gave rise to a gain of €3 million for the year ended 31 December 2011 compared to a gain of €12 million for the previous year, primarily reflecting

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

the Group's share of the increase in the market value of an international investment property in 2010. The value of this investment property was broadly unchanged during 2011.

Impairment charges on loans and advances to customers	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	Change %
Residential mortgages	444	341	30%
Non-property SME and corporate	281	291	(3%	)
Property and construction	520	420	24%
Consumer	52	90	(42%	)

Impairment charges on loans and advances to customers	1,297	1,142	14%

Impairment charges on loans and advances to customers of €1,297 million for the year ended 31 December 2011 were €155 million higher compared to the previous year.

Further analysis and commentary on changes in the loan portfolios, asset quality and impairment is set out in the Asset Quality and Impairment section.

Assets sold to NAMA	Year ended 31 December 2011 €m		Year ended 31 December 2010 €m
Impairment charges on assets sold to NAMA	(9)		(100)
Gain/(loss) on sale of assets to NAMA	1	(1)	(675)

(1)
This number includes an adjustment to consideration in respect of assets transferred during 2010.

The impairment charges on assets sold to NAMA of €9 million for the year ended 31 December 2011 compares to the impairment charge of €100 million for the previous year.

In the year ended 31 December 2011 there was a gain on sale of assets to NAMA of €1 million.

Retail Ireland: Balance Sheet	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Loans and advances to customers (€bn)(1)	41	45
Customer deposits (€bn)	35	36

(1)
Loans and advances to customers are net of impairment provisions.

Loans and advances to customers (after impairment provisions) of €41 billion at 31 December 2012 have decreased by €4 billion since 31 December 2011. This decrease is primarily a result of loan repayments and subdued demand for new lending across all sectors, together with increased impairment provisions.

Customer deposits of €35 billion at 31 December 2012 have decreased by €1 billion since 31 December 2011. During 2012 the Group successfully executed a pricing strategy to reduce the cost of its deposits while substantially maintaining deposit volumes. Current account credit balances of €11 billion at 31 December 2012 are in line with the previous year.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

BANK OF IRELAND LIFE

Bank of Ireland Life comprises the life assurer, New Ireland Assurance Company plc (NIAC) (which distributes protection, investment and pension products to the Irish market, through independent brokers, its Financial Advisors (direct sales force)) and the business unit which distributes NIAC's products through the Group's branch network.

Bank of Ireland Life: Income statement (IFRS performance)	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Net interest income	38	5	(2)
Net other income	133	169	180

Operating income	171	174	178

Operating expenses	(92)	(101)	(103)

Operating profit	79	73	75

Investment variance	21	(28)	9
Economic assumption changes	(3)	(19)	(14)

Underlying profit before tax	97	26	70

Year ended 31 December 2012 compared to the year ended 31 December 2011

Operating profit of €79 million for the year ended 31 December 2012 was €6 million or 8% higher than the previous year, primarily due to lower operating expenses.

Operating income of €171 million for the year ended 31 December 2012 is €3 million or 2% lower than the previous year, primarily as a result of a lower risk discount rate in 2012, offset by the benefit of higher new business volumes and improved persistency and mortality experience. Customers continue to invest in and switch to low risk funds, predominantly invested in deposit based products, resulting in a higher mix of income in interest income.

Bank of Ireland Life has performed well during the year ended 31 December 2012, with sales growing by 4% compared to a market which decreased by 5% over the same period. Market share continues to grow in a challenging environment and had grown to 24% by 31 December 2012. Annual premium equivalent (APE) sales for the year ended 31 December 2012 were 4% higher than the previous year. Higher sales volumes were achieved in regular premium pension products and single premium life products. Bank channel sales were particularly strong over the period.

Experience variances on existing business were positive over the period as actual mortality and morbidity experience compared favourably to that assumed. Persistency experience improved on the prior year and continues to trend towards long term assumptions.

Operating expenses of €92 million for the year ended 31 December 2012 are €9 million or 9% lower than the previous year, reflecting efficiencies achieved through investment in customer service and technology initiatives together with lower staff numbers, and a lower property impairment in respect of NIAC's owner occupied property.

The underlying profit before tax for the year ended 31 December 2012 has benefited from a positive investment variance.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

During the year ended 31 December 2012, investment funds outperformed the unit growth assumption to give rise to a positive investment variance of €21 million. This compares to a negative investment variance of €28 million in the previous year following a fall in investment markets in that year.

The impact of economic assumption changes and interest rate movements (including changes in the value of sovereign bonds and lower interest rates) gave rise to a net charge of €3 million for the year ended 31 December 2012, compared to a net charge of €19 million for the previous year. As yields fell the value of Government bonds increased during the year ended 31 December 2012. Risk free rates also reduced over the same period. As a result, the discount rate applied to future cash flows was reduced from 7.0% at 31 December 2011 to 6.6% at 31 December 2012 and the future growth rate on unit linked assets was reduced from 4.75% at 31 December 2011 to 4.15% at 31 December 2012.

Year ended 31 December 2011 compared to the year ended 31 December 2010

Operating profit of €73 million for the year ended 31 December 2011 was €2 million or 3% lower than the previous year, primarily due to lower operating income, partly offset by lower operating expenses.

Operating income of €174 million for the year ended 31 December 2011 is €4 million or 2% lower than the previous year, primarily due to a poorer persistency experience in the year ended 31 December 2011 and a change in the persistency assumptions to reflect this experience at 31 December 2011 partly offset by improved margins on new business.

Annual premium equivalent (APE) sales for the year ended 31 December 2011 were lower by 1% relative to the previous year (compared to the market, which decreased by 8% over the same period). Lower volumes in regular premium pensions were partly offset by higher single premium pension volumes and growth in protection business. Persistency levels continued below long term trends, reflecting affordability issues amongst customers and continued investment market volatility.

Operating expenses of €101 million for the year ended 31 December 2011 were €2 million or 2% lower than the previous year, reflecting tight management of costs and the benefit of a lower pension charge.

The underlying profit before tax for the year ended 31 December 2011 was impacted by a negative investment variance and the impact of lower interest rates on economic assumptions. The performance of investment markets in 2011 was lower than the unit growth assumption, which gave rise to a negative investment variance of €28 million. This compared to a relative outperformance of investment markets in the year ended 31 December 2010, which gave rise to a positive investment variance of €9 million.

The impact of economic assumption changes and interest rate movements (including changes in the value of sovereign bonds), gave rise to a net charge of €19 million for the year ended 31 December 2011, compared to a net charge of €14 million for the previous year. The value of Irish Government bonds reduced during the year ended 31 December 2010, but increased during the year ended 31 December 2011. Risk free rates (as referenced to euro swap rates) reduced over the same period. As a result the discount rate applied to future cash flows was reduced from 7.75% at 31 December 2010 to 7.0% at 31 December 2011 and the unit growth assumption was reduced from 5.75% at 31 December 2010 to 4.75% at 31 December 2011.

Bank of Ireland Life maintained a strong financial position throughout the year ended 31 December 2011 and its regulatory capital was two times the required minimum solvency margin at the year ended 31 December 2011.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

RETAIL UK (STERLING)

The Retail UK Division incorporates the financial services relationship and foreign exchange joint venture with the UK Post Office, the UK residential mortgage business, the Group's branch network in Northern Ireland and the Group's business banking business in Great Britain and Northern Ireland. The Retail UK division includes the activities of Bank of Ireland (UK) plc, a wholly owned UK licensed banking subsidiary that commenced trading on 1 November 2010.

Retail UK: Income statement	Year ended 31 December 2012 £m	Year ended 31 December 2011 £m	Year ended 31 December 2010 £m
Net interest income	298	319	507
Net other income	32	103	54

Operating income	330	422	561

Operating expenses	(312)	(328)	(319)

Operating profit before impairment charges on
financial assets and loss on sale of assets to NAMA	18	94	242

Impairment charges on loans and advances to customers	(342)	(375)	(383)
Impairment charge on available for sale (AFS) financial assets	(1)	—	—
Impairment charge on assets sold to NAMA	—	(23)	(25)
Loss on sale of assets to NAMA	(7)	(6)	(346)
Share of results of associates and joint ventures (after tax)	32	31	32

Underlying loss before tax	(300)	(279)	(480)

Underlying loss before tax (€m equivalent)	(366)	(324)	(558)

Year ended 31 December 2012 compared to the year ended 31 December 2011

Retail UK reported an underlying loss before tax of £300 million for the year ended 31 December 2012 compared to £279 million in the previous year.

Net interest income of £298 million for the year ended 31 December 2012 is £21 million or 7% lower than the previous year. The decrease is primarily due to a 14% reduction in average lending volumes and high deposit and other funding costs, partly offset by increased asset pricing, primarily on residential mortgages where the standard variable rate was increased by 150 basis points in two phases during 2012.

Net other income of £32 million for the year ended 31 December 2012 is £71 million lower than the previous year. Commissions payable to the UK Post Office and to the Group's provider of ISA savings products were £21 million higher than the previous year, reflecting a combination of a 19% increase in average deposit volumes originated under the Post Office brand and revised commission arrangements for all products agreed with UK Post Office as part of the extension and strengthening of the overall financial services relationship.

Transaction related fees and commissions and foreign exchange income decreased during the year reflecting lower levels of fee generating current account activity and lower transactional activity in other products. Net other income for the year ended 31 December 2011 also included the benefit of certain gains amounting to £22 million (including NAMA related adjustments) which did not re-occur in 2012.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Operating expenses of £312 million for the year ended 31 December 2012 are £16 million lower than the previous year. Reductions in staff and infrastructure costs have been partly offset by investment in the relationship with the UK Post Office and higher regulatory costs.

The share of results of associates and joint ventures (after tax) of £32 million, which relates to First Rate Exchange Services Limited (FRES), the foreign exchange joint venture with the UK Post Office, is £1 million higher than the previous year. The Group's share of income from FRES has been maintained despite a continued decline in the overall UK travel market.

Impairment charges on loans and advances to customers	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Change %
Residential mortgages	35	22	59%
Non-property SME and corporate	43	64	(33%	)
Property and construction	246	265	(7%	)
Consumer	18	24	(25%	)

Impairment charges on loans and advances to customers	342	375	(9%	)

Impairment charges on loans and advances to customers of £342 million for the year ended 31 December 2012 were £33 million or 9% lower than the previous year.

Further analysis and commentary on changes in the loan portfolios, asset quality and impairment is set out in the Asset Quality and Impairment section.

Year ended 31 December 2011 compared to the year ended 31 December 2010

Retail UK reported an underlying loss before tax of £279 million for the year ended 31 December 2011 compared to £480 million in the previous year (which included charges of £371 million arising on assets that transferred to NAMA).

Net interest income of £319 million for the year ended 31 December 2011 was £188 million or 37% lower than the previous year, primarily due to the higher cost of deposits and wholesale funding, lower average loan volumes (due to the transfer of assets to NAMA during 2010, loan repayments together with loan book disposals) and the impact of the increased liquid asset holdings in Bank of Ireland (UK) plc, which was partly offset by improved lending margins, particularly on Residential mortgages.

Net other income of £103 million for the year ended 31 December 2011 was £49 million higher than the previous year. While underlying banking fees and commissions for the year ended 31 December 2011 were broadly consistent with the year ended 31 December 2010, a number of one-off charges amounting to £20 million (including NAMA related charges) were incurred in the year ended 31 December 2010 of which £12 million reversed in 2011.

Operating expenses of £328 million for the year ended 31 December 2011 were £9 million or 3% higher than the previous year, primarily due to the costs of processing the higher deposit volumes, higher professional regulatory fees (including the introduction of a bank levy in the UK), partly offset by lower pension costs and continued tight management of other costs.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The share of the results of associates and joint ventures (after tax) of £31 million, which primarily relates to First Rate Exchange Services (FRES), was broadly unchanged compared to the previous year.

Impairment charges on loans and advances to customers	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	Change %
Residential mortgages	22	54	(59%	)
Non-property SME and corporate	64	109	(41%	)
Property and construction	265	189	40%
Consumer	24	31	(23%	)

Impairment charges on loans and advances to customers	375	383	(2%	)

Impairment charges on loans and advances to customers of £375 million for the year ended 31 December 2011 were £8 million lower than the previous year.

Further analysis and commentary on changes in the loan portfolios, asset quality and impairment is set out in the Asset Quality and Impairment section.

Assets sold to NAMA	Year ended 31 December 2011 £m	Year ended 31 December 2010 £m
Impairment charges on assets sold to NAMA	(23)	(25)
Loss on sale of assets to NAMA	(6)	(346)

The impairment charges on assets sold to NAMA of £23 million for the year ended 31 December 2011 compares to £25 million for the previous year.

In the year ended 31 December 2011 there was a £6 million loss on sale of assets to NAMA compared to £346 million for the previous year.

Retail UK: Balance Sheet	Year ended 31 December 2012 £m	Year ended 31 December 2011 £m
Loans and advances to customers (£bn)(1)	32	36	(2)
Customer deposits (£bn)	25	22

(1)
Loans and advances to customers are net of impairment provisions.

(2)
Includes Assets classified as held for sale.

Loans and advances to customers (after impairment provisions) of £32 billion have decreased by £4 billion since 31 December 2011. This decrease is primarily a result of loan repayments exceeding new lending coupled with the sale during 2012 of a £0.5 billion portfolio of residential mortgages.

Customer deposits of £25 billion have increased by £3 billion since 31 December 2011 driven by a growth in deposits originated under the UK Post Office brand.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

CORPORATE AND TREASURY

The Corporate and Treasury Division comprises Corporate Banking, Global Markets and IBI Corporate Finance. During the year ended 31 December 2012, the Group has divested of certain project finance loan portfolios, the Burdale business and certain other international loans, all of which formed part of the Corporate Banking business.

Corporate and Treasury: Income statement	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Net interest income	633	742	885
Net other income	57	44	43

Operating income	690	786	928

Operating expenses	(183)	(187)	(287)

Operating profit before impairment charges on financial
assets and loss on sale of assets to NAMA	507	599	641

Impairment charges on loans and advances to customers	(153)	(207)	(269)
Impairment charge on available for sale (AFS) financial assets	(4)	(21)	(98)
Impairment charges on assets sold to NAMA	—	(9)	(126)
Gain/(loss) on sale of assets to NAMA	1	24	(1,121)

Underlying profit/(loss) before tax	351	386	(973)

Year ended 31 December 2012 compared to the year ended 31 December 2011

Corporate and Treasury reported an underlying profit before tax of €351 million for the year ended 31 December 2012 compared to €386 million in the previous year.

The change in 'Net interest income' and 'Net other income' is impacted by IFRS income classifications between the two income categories (see pages 22 to 23).

Net interest income	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Change %
Net interest income	633	742	(15%	)
IFRS income classifications	(87)	(102)	15%

Net interest income (after IFRS income classifications)	546	640	(15%	)

Net interest income (after IFRS classifications) of €546 million for the year ended 31 December 2012 has decreased by €94 million or 15% compared to the previous year. This decrease is primarily as a result of a reduction in average loan volumes due to both deleveraging and loan repayments and a reduction in the size of the liquid asset portfolio due to lower requirements to hold liquid assets as the Group increases the term of its wholesale funding profile. These factors are partly offset by improved margins on the corporate

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

loan books as term facilities at historic lower margins are replaced by facilities reflecting current market pricing and a higher yield on the liquid asset portfolio.

Net Other Income	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Change %
Net other income	57	44	30%
IFRS income classifications	87	102	(15%	)

Net other income (after IFRS income classifications)	144	146	(1%	)

Net other income (after IFRS classifications) of €144 million for the year ended 31 December 2012 has decreased by €2 million or 1% compared to the previous year. This decrease is driven primarily by lower upfront fees in Corporate Banking, lower fee income on the termination of loans (the higher income in the prior year arose from the Group's deleveraging initiatives) and the loss of income from BoISS following its disposal in 2011, partly offset by higher transfers from the available for sale reserve on asset disposals in the year ended 31 December 2012.

Operating expenses of €183 million for the year ended 31 December 2012 have decreased by €4 million or 2% compared to the previous year. The decrease is primarily due to lower costs following the sale of BoISS during 2011 and the Burdale business in 2012, as well as the benefits from continued tight management of all other costs, offset by the impact of some costs recoveries in 2011 which did not reoccur in 2012.

Impairment charges on loans and advances to customers	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Change %
Non-property SME and Corporate	137	142	(4%)
Property and construction	16	65	(75%)

Total impairment charges on loans and advances to customers	153	207	(26%)

Impairment charges on loans and advances to customers of €153 million for the year ended 31 December 2012 have decreased by €54 million or 26% compared to the previous year.

Further analysis and commentary on changes in the loan portfolios, asset quality and impairment is set out in the Asset Quality and Impairment section.

The impairment charge on available for sale (AFS) financial assets of €4 million for the year ended 31 December 2012 has decreased by €17 million or 81% compared to the previous year, due primarily to an impairment charge of €16 million in 2011 which the Group incurred on subordinated debt issued by Irish Life and Permanent plc.

Year ended 31 December 2011 compared to the year ended 31 December 2010

Corporate and Treasury reported an underlying profit before tax of €386 million for the year ended 31 December 2011 compared to €973 million in the previous year (which included charges of €1,247 million arising on assets that transferred to NAMA).

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The change in 'Net interest income' and 'Net other income' is impacted by IFRS income classifications between the two income categories (see page 22 to 23).

Net interest income	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	Change %
Net interest income	742	885	(16%)
IFRS income classifications	(102)	(165)	(38%)

Net interest income (after IFRS income classifications)	640	720	(11%)

Net interest income (after IFRS income classifications) of €640 million for the year ended 31 December 2011 decreased by €80 million or 11% compared to the previous year due to lower net interest income arising from a reduction in the average level of loans advanced to customers, the increased cost of wholesale funding and lower funds based fees partly offset by increased lending margins and the higher yield on the liquid asset portfolio.

Net other income	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	Change %
Net other income	44	43	2%
IFRS income classifications	102	165	(38%	)

Net other income (after IFRS income classifications)	146	208	(30%	)

Net other income (after IFRS income classifications) of €146 million for the year ended 31 December 2011 decreased by €62 million or 30% compared to the previous year. This decrease was driven primarily by loss of income of €63 million from BIAM and BoISS following their disposal and charges incurred on the transfers from the available for sale reserve on asset disposals partly offset by higher fee income in Corporate Banking.

Operating expenses of €187 million for the year ended 31 December 2011 decreased by €100 million or 35% compared to the previous year primarily due to lower costs of €28 million following the sale of BIAM and BoISS during 2011, the impact of lower staff numbers and other efficiency benefits of €23 million, the impact of lower pension costs of €14 million and continued tight management of all other costs, together with the impact of some one off cost recoveries during 2011.

Impairment charges on loans and advances to customers	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	Change %
Non-property SME and Corporate	142	192	(26%)
Property and construction	65	77	(16%)

Total impairment charges on loans and advances to customers	207	269	(23%)

Impairment charges on loans and advances to customers of €207 million for the year ended 31 December 2011 decreased by €62 million or 23% compared to the previous year.

Further analysis and commentary on changes in the loan portfolios, asset quality and impairment is set out in the Asset Quality and Impairment section.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

An impairment charge on available for sale (AFS) financial assets of €21 million was incurred in the year ended 31 December 2011 due primarily to a charge of €16 million on subordinated debt issued by Irish Life and Permanent plc. In the year ended 31 December 2010 an impairment charge of €98 million was recognised on a holding of subordinated debt issued by Allied Irish Banks plc.

Assets sold to NAMA	Year ended 31 December 2011 €m		Year ended 31 December 2010 €m
Impairment charges on assets sold to NAMA	(9)		(126)
Gain/(loss) on sale of assets to NAMA	24	(1)	(1,121)

(1)
This number includes an adjustment to consideration in respect of assets transferred during 2010.

The impairment charges on assets sold to NAMA of €9 million for the year ended 31 December 2011 compared to a charge of €126 million for the previous year.

In the year ended 31 December 2011 there was a gain on sale of assets to NAMA of €24 million compared to a loss of €1,121 million in the previous year.

Corporate and Treasury: Balance Sheet	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Loans and advances to customers (€bn)(1)	12	14	(2)
Customer deposits (€bn)	10	8

(1)
Loans and advances to customers are net of impairment provisions.

(2)
Includes Assets classified as held for sale.

Loans and advances to customers (after impairment provisions) of €12 billion at 31 December 2012 were €2 billion lower than the previous year, primarily as a result of loan book sales together with net loan repayments.

Customer deposits at 31 December 2012 were €2 billion higher than the previous year. In line with the Group's strategy of reducing the price paid for deposits, the Corporate and Treasury division has also significantly reduced the average price it pays for customer deposits. The book primarily comprises a stable base of corporate, SME and structured retail customer deposits, which has proven resilient.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

GROUP CENTRE

Group Centre incorporates income and costs which are not specific to other divisions, including capital management activities, Government guarantee fees and unallocated group support costs.

Group Centre: Income statement	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Government guarantee fees	(388)	(449)	(343)
Other income	4	(7)	33

Net operating expense	(384)	(456)	(310)

Operating expenses	(145)	(118)	(104)
Impairment charge on available for sale financial assets (AFS)	(40)	—	(70)
Gain on sale of assets to NAMA	2	13	(47)

Underlying loss before tax	(567)	(561)	(531)

Year ended 31 December 2012 compared to the year ended 31 December 2011

Group Centre reported an underlying loss before tax of €567 million for the year ended 31 December 2012 compared to €561 million for the year ended 31 December 2011.

Net operating expense was a charge of €384 million for the year ended 31 December 2012 compared to a charge of €456 million for the previous year. The decreased charge of €72 million in the year is driven primarily by:

•
lower Government guarantee fees of €388 million for the year ended 31 December 2012 compared to €449 million for the previous year, primarily due to a reduction in total liabilities covered by the ELG from €42 billion at 31 December 2011 to €26 billion at 31 December 2012, reflecting the withdrawal of Bank of Ireland (UK) plc and the Group's Isle of Man subsidiary from the scheme, the sale of non ELG covered deposits and the repayment of ELG covered wholesale funding;

•
lower interest expense on subordinated debt securities following the liability management exercises completed during 2011;

•
favourable trading gains on the exchange of the Group's holding of Irish Government bonds in respect of a 4% Treasury bond 2014 for a new 4.5% Treasury bond maturing in 2015 and in respect of a 5% Treasury bond 2013 and a 4% Treasury bond 2014 for a new 5.5% Treasury bond maturing in 2017;

partly offset by:

•
charges associated with hedging the Group's structural balance sheet given the movement in exchange rates together with hedge ineffectiveness.

Operating expenses of €145 million for the year ended 31 December 2012 are €27 million higher than the previous year. Operating expenses for 2012 include a charge of €30 million in respect of the UK Financial Services Compensation Scheme (FSCS). This charge relates to a levy by the FSCS for costs incurred in respect of actions taken in 2008 to protect and/or compensate depositors in failing UK banks. The charge has been allocated between current FSCS members, including Bank of Ireland (UK) plc, based on deposit volumes at dates on or before 31 December 2012.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Increases in other regulatory and compliance costs have been partly offset by efficiencies achieved through investment in customer service and technology initiatives and the implementation of initiatives to consolidate, standardise and simplify the Group's operations.

During 2012 the Group and the trustees of the Bank of Ireland Staff Pensions Fund (BSPF) agreed to recover the 2011 and 2012 Irish pension levies from the relevant ROI members. Operating expenses in the current year reflects the recovery of the 2011 pension levy.

An impairment charge on available for sale (AFS) financial assets of €40 million for the year ended 31 December 2012 relates to the NAMA subordinated bonds following NAMA's updated outlook for its long term performance.

Year ended 31 December 2011 compared to the year ended 31 December 2010

Group Centre reported an underlying loss before tax of €561 million for the year ended 31 December 2011 compared to €531 million for the year ended 31 December 2010.

Net operating expense was a charge of €456 million for the year ended 31 December 2011 compared to a charge of €310 million for the previous year. The increased charges of €146 million in 2011 were driven primarily by:

•
higher Government guarantee fees of €449 million for the year ended 31 December 2011 compared to a charge of €343 million for the previous year. The increase of €106 million reflects the higher fee structure associated with the ELG scheme partly offset by the reduction in the level of liabilities guaranteed. The CIFS scheme expired in September 2010;

•
higher insurance liabilities and claims paid;

partly offset by:

•
lower interest expense on subordinated debt securities following the liability management exercises completed during 2011; and

•
receipt of income from NAMA in relation to servicing of the relevant loan portfolios.

Operating expenses of €118 million for the year ended 31 December 2011 were €14 million higher than the previous year. The increase of €14 million is primarily driven by higher regulatory and compliance costs in the year ended 31 December 2011. The Group continued to maintain its tight focus on cost management and the implementation of certain new outsourcing contracts together with ongoing increases in the levels of consolidation, standardisation and simplification of the Group's operations.

The impairment charge on available for sale (AFS) financial assets of €70 million for the year ended 31 December 2010 reflected the charge arising on the Group's holding of NAMA subordinated bonds following the decision by NAMA not to pay the discretionary coupon due on 1 March 2011.

The gain arising on the sale of assets to NAMA of €13 million for the year ended 31 December 2011 reflected a reduction of the provision required in relation to the ongoing costs to the Group of servicing the assets sold to NAMA. The charge of €47 million for the year ended 31 December 2010 reflected the costs of servicing the assets sold to NAMA during the year ended 31 December 2010 together with the costs associated with the sale of those assets to NAMA.

BANK OF IRELAND GROUP
BUSINESS REVIEW (Continued)

INCOME STATEMENT—OPERATING SEGMENTS

Year ended 31 December 2012	Net interest income €m	Insurance net premium income €m	Other income €m	Total operating income €m	Insurance contract liabilities and claims paid €m	Total operating income net of insurance claims €m	Operating expenses €m	Operating profit/(loss) before impairment charges on financial assets and loss on sale to NAMA €m	Impairment charge on loans and advances to customers €m	Impairment charge on available for sale assets €m	Loss on sale of assets to NAMA €m	Loss on deleveraging €m	Share of results of associates and joint ventures (after tax) €m	Loss on disposal/ liquidation of business activities €m	Profit/ (loss) before taxation €m
Divisional Performance—Underlying(1)
Retail Ireland	665	—	330	995	—	995	(836)	159	(1,149)	—	5	—	1	—	(984)
Bank of Ireland Life	38	1,146	725	1,909	(1,720)	189	(92)	97	—	—	—	—	—	—	97
Retail UK	368	—	40	408	—	408	(382)	26	(422)	(1)	(9)	—	40	—	(366)
Corporate and Treasury	633	—	57	690	—	690	(183)	507	(153)	(4)	1	—	—	—	351
Group Centre	(347)	10	(42)	(379)	(5)	(384)	(145)	(529)	—	(40)	2	—	—	—	(567)
Other reconciling items	1	—	(19)	(18)	—	(18)	—	(18)	—	—	—	—	—	—	(18)

	1,358	1,156	1,091	3,605	(1,725)	1,880	(1,638)	242	(1,724)	(45)	(1)	—	41	—	(1,487)
— Loss on deleveraging	—	—	—	—	—	—	—	—	—	—	—	(326)	—	—	(326)
— Charges arising on the movement in the Group's credit spreads(2)	—	—	(297)	(297)	—	(297)	—	(297)	—	—	—	—	—	—	(297)
— Cost of restructuring programmes	—	—	—	—	—	—	(150)	(150)	—	—	—	—	—	—	(150)
— Loss on disposal/liquidation of business activities	—	—	—	—	—	—	—	—	—	—	—	—	—	(69)	(69)
— Gain on Contingent Capital Note	79	—	—	79	—	79	—	79	—	—	—	—	—	—	79
— Gain on liability management exercises	—	—	69	69	—	69	—	69	—	—	—	—	—	—	69
— Gross-up for policyholder tax in the Life business	—	—	16	16	—	16	—	16	—	—	—	—	—	—	16
— Investment return on treasury stock held for policyholders	—	—	(1)	(1)	—	(1)	—	(1)	—	—	—	—	—	—	(1)

Group total	1,437	1,156	878	3,471	(1,725)	1,746	(1,788)	(42)	(1,724)	(45)	(1)	(326)	41	(69)	(2,166)

(1)
Underlying performance excludes the impact of non-core items (see page 48).
(2)
This relates to charges arising on the movement in credit spreads on the Group's own debt and deposits accounted for at fair value through profit or loss.

BANK OF IRELAND GROUP
BUSINESS REVIEW (Continued)

INCOME STATEMENT—OPERATING SEGMENTS

Year ended 31 December 2011	Net interest income €m	Insurance net premium income €m	Other income €m	Total operating income €m	Insurance contract liabilities and claims paid €m	Total operating income net of insurance claims €m	Operating expenses €m	Operating profit/(loss) before impairment charges on financial assets and gain on sale to NAMA €m	Impairment charge on loans and advances to customers €m	Impairment charge on available for sale assets €m	Impairment charge on assets held for sale to NAMA €m	Gain on sale of assets to NAMA €m	Loss on deleveraging €m	Share of results of associates and joint ventures (after tax) €m	Gain on disposal of business activities €m	Profit/(loss) before taxation €m
Divisional Performance—Underlying(1)
Retail Ireland	849	—	297	1,146	—	1,146	(861)	285	(1,297)	—	(9)	1	—	3	—	(1,017)
Bank of Ireland Life	5	916	(66)	855	(728)	127	(101)	26	—	—	—	—	—	—	—	26
Retail UK	367	—	119	486	—	486	(380)	106	(435)	—	(26)	(5)	—	36	—	(324)
Corporate and Treasury	742	—	44	786	—	786	(187)	599	(207)	(21)	(9)	24	—	—	—	386
Group Centre	(420)	13	(27)	(434)	(22)	(456)	(118)	(574)	—	—	—	13	—	—	—	(561)
Other reconciling items	(9)	—	(22)	(31)	—	(31)	—	(31)	—	—	—	—	—	—	—	(31)

	1,534	929	345	2,808	(750)	2,058	(1,647)	411	(1,939)	(21)	(44)	33	—	39	—	(1,521)
— Loss on deleveraging	—	—	—	—	—	—	—	—	—	—	—	—	(565)	—	—	(565)
— Charges arising on the movement in the Group's credit spreads(2)	—	—	56	56	—	56	—	56	—	—	—	—	—	—	—	56
— Cost of restructuring programmes	—	—	—	—	—	—	3	3	—	—	—	—	—	—	—	3
— Gain on disposal of business activities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	34	34
— Gain on liability management exercises	—	—	1,789	1,789	—	1,789	—	1,789	—	—	—	—	—	—	—	1,789
— Gross-up for policyholder tax in the Life business	—	—	10	10	—	10	—	10	—	—	—	—	—	—	—	10
— Investment return on treasury stock held for policyholders	—	—	2	2	—	2	—	2	—	—	—	—	—	—	—	2
— Impact of changes in pension benefits	—	—	—	—	—	—	2	2	—	—	—	—	—	—	—	2

Group total	1,534	929	2,202	4,665	(750)	3,915	(1,642)	2,273	(1,939)	(21)	(44)	33	(565)	39	34	(190)

(1)
Underlying performance excludes the impact of non-core items (see page 48).
(2)
This relates to charges arising on the movement in credit spreads on the Group's own debt and deposits accounted for at fair value through profit or loss.

BANK OF IRELAND GROUP
BUSINESS REVIEW (Continued)

INCOME STATEMENT—OPERATING SEGMENTS

Year ended 31 December 2010	Net interest income €m	Insurance net premium income €m	Other income €m	Total operating income €m	Insurance contract liabilities and claims paid €m	Total operating income net of insurance claims €m	Operating expenses €m	Operating profit/(loss) before impairment charges on financial assets and loss on sale to NAMA €m	Impairment charge on loans and advances to customers €m	Impairment charge on available for sale assets €m	Impairment charge on assets held for sale to NAMA €m	Loss on sale of assets to NAMA €m	Share of results of associates and joint ventures (after tax) €m	Profit/(loss) before taxation €m
Divisional Performance—Underlying(1)
Retail Ireland	1,010	—	347	1,357	—	1,357	(919)	438	(1,142)	—	(100)	(675)	12	(1,467)
Bank of Ireland Life	(2)	949	476	1,423	(1,250)	173	(103)	70	—	—	—	—	—	70
Retail UK	592	—	62	654	—	654	(372)	282	(448)	—	(31)	(398)	37	(558)
Corporate and Treasury	885	—	43	928	—	928	(287)	641	(269)	(98)	(126)	(1,121)	—	(973)
Group Centre	(249)	20	(63)	(292)	(18)	(310)	(104)	(414)	—	(70)	—	(47)	—	(531)

	2,236	969	865	4,070	(1,268)	2,802	(1,785)	1,017	(1,859)	(168)	(257)	(2,241)	49	(3,459)
— Charges arising on the movement in the Group's credit spreads(2)	—	—	360	360	—	360	—	360	—	—	—	—	—	360
— Cost of restructuring programmes	—	—	—	—	—	—	(18)	(18)	—	—	—	—	—	(18)
— Gain on disposal of business activities	15	—	—	15	—	15	—	15	—	—	—	—	—	15
— Gain on liability management exercises	3	—	1,410	1,413	—	1,413		1,413	—	—	—	—	—	1,413
— Gross-up for policyholder tax in the Life business	—	—	22	22	—	22	—	22	—	—	—	—	—	22
— Investment return on treasury stock held for policyholders	—	—	20	20	—	20	—	20	—	—	—	—	—	20
— Impact of changes in pension benefits	—	—	—	—	—	—	733	733	—	—	—	—	—	733
— Impact of 'coupon stopper' on certain subordinated debt	(35)	—	(1)	(36)	—	(36)	—	(36)	—	—	—	—	—	(36)

Group total	2,219	969	2,676	5,864	(1,268)	4,596	(1,070)	3,526	(1,859)	(168)	(257)	(2,241)	49	(950)

(1)
Underlying performance excludes the impact of non-core items (see page 48).
(2)
This relates to charges arising on the movement in credit spreads on the Group's own debt and deposits accounted for at fair value through profit or loss.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

RISK MANAGEMENT REPORT

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

1  PRINCIPAL RISKS AND UNCERTAINTIES

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

Given the challenging conditions that remain in financial markets, ongoing concerns over sovereign debt levels, particularly of certain eurozone countries, and the continuing weakness of the economies in which the Group operates, the precise nature of all the risks and uncertainties it faces cannot be predicted and many of these risks are outside the Group's control.

The Group regards the following risks and uncertainties to be particularly important in the next twelve months. Any of these risks could have a material impact on the Group's results, financial condition and prospects. These risks should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties; some risks are not yet known and some that are not considered material could later turn out to be material.

Inherent risks arising from macroeconomic conditions in the Group's main markets, particularly in Ireland and the UK

Reduced growth prospects of Ireland's trading partners could prolong the ongoing downturn in economic conditions which could further adversely impact the Group's results, financial condition and prospects.

Downward pressure on firms' profitability and household disposable incomes from fiscal measures, as well as the high level of private sector debt combined with the resulting deterioration in the business environment could depress demand for financial products and increase the Group's impaired loans and impairment provisions.

In addition to Ireland, the Group's businesses are subject to inherent risks arising from general and sector specific economic conditions in other countries to which the Group has an exposure, particularly in the UK.

Concerns regarding European sovereign debt

These concerns continue due to the focus in international debt markets on the level of fiscal deficits, requirement for support of the banking system, evolving sovereign debt levels of EU member states, political instability and the potential impact of these on the individual EU member state economies.

During the first half of 2012, the contagion effect arising from severe sovereign debt issues gave rise to increased speculation regarding the overall stability of the eurozone including the potential for a country exit from the system and available mechanisms within the single currency area to deal appropriately with the specific circumstances of individual member states.

There is no certainty that the new, tighter budgetary rules to enforce economic discipline and deepen economic integration outlined in the Fiscal Stability Treaty, or any mechanisms available or to be made available within the eurozone, will resolve the current instability in financial markets, the adverse market sentiment, political instability or weak macro-economic conditions.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Downgrades to the Irish sovereign or the Group's credit ratings or outlook

The Irish sovereign credit ratings and outlook are set out on page 120. Downgrades of the sovereign would be likely to delay a return to consistent normal market funding for the State and may impair the Group's access to private sector funding, trigger additional collateral requirements and weaken the financial position of the Group.

Downgrades could also adversely impact the funding received from Irish Government bonds used as collateral for the purposes of accessing the liquidity provision operations offered by Monetary Authorities or secured borrowing from wholesale markets and the value of Irish Government bonds held by the Group's life assurance business to meet its liabilities.

The Group's credit ratings and outlook are set out on page 120. Downgrades in the credit ratings of the Group could have a negative impact on the volume and pricing of its private sector funding and its financial position, further limit the Group's access to the capital and funding markets, trigger material collateral requirements or associated obligations in other secured funding arrangements or derivative contracts, make ineligible or lower the liquidity value of pledged securities and weaken the Group's competitive position in certain markets.

The availability of deposits is often dependent on credit ratings and further downgrades for the Group could lead to withdrawals of corporate and/or retail deposits which could result in deterioration in the Group's funding and liquidity position.

Lack of liquidity to fund the Group's business activities

The Group relies on customer deposits to fund a considerable portion of its loan portfolio. Loss of customer confidence in the Group's business or in banking businesses generally, among other things, could result in unexpectedly high levels of customer deposit withdrawals, which could have a material adverse effect on the Group's results, financial condition and prospects.

An escalation in concerns regarding the stability of the eurozone could materially adversely impact the Group by increasing its costs of funding, triggering withdrawals of deposits, reducing its access to the wholesale funding markets and/or increasing its usage of funding from Monetary Authorities, which could materially adversely impact the Group's results, financial condition and prospects.

The Group is currently receiving funding from Monetary Authorities and any disruption to access could increase the Group's funding and liquidity risks.

The Central Bank of Ireland prescribes regulatory liquidity ratios for Irish domestic financial institutions. Compliance with these ratios can be adversely impacted by a range of factors, including the term of borrowings, the split between unsecured and secured funding and the mix of liquidity facilities provided by Monetary Authorities.

Deterioration in the credit quality of the Group's borrowers and counterparties, as well as increased difficulties in relation to the recoverability of loans and other amounts due from such borrowers and counterparties

Exposures originated and managed in Ireland and the UK represent a substantial majority of the Group's credit risk. The Group has exposures to Residential mortgages, SME and corporate customers in different sectors and investors in commercial property and residential property. Economic conditions may deteriorate further in the Group's main markets, which may lead to, amongst other things, further declines in values of collateral and investments, persistently high unemployment levels, weakened consumer and

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

corporate spending, declining corporate profitability, declining equity markets and bond markets and a further increase in corporate insolvencies. This may give rise to further deterioration in the credit quality of Group's borrowers and counterparties and increased difficulties in relation to the recoverability of loans and other amounts due from such borrowers and counterparties, resulting in further significant increases in the Group's impaired loans and impairment provisions.

Continuing uncertainty in the global and eurozone economies could result in further downgrades and deterioration in the credit quality of the Group's Irish and eurozone sovereign and banking exposures.

Personal Insolvency Act 2012

The introduction of the Personal Insolvency Act which was signed into law in Ireland provides for judicial and non-judicial resolution options for consumers deemed under the provisions of the Act to have unsustainable indebtedness levels. Its provisions are expected to commence in the course of 2013. The Act amends existing bankruptcy provisions by reducing the timescale for discharge from bankruptcy from twelve years to a three year period. The Act also introduces several non-judicial resolution options to debt resolution as an alternative to bankruptcy.

There is a risk that following the introduction of the regime, unintended behavioural changes of borrowers could arise.

Risks associated with the Irish banking system and the regulatory environment in the jurisdictions in which the Group carries out its principal activities, primarily in Ireland and the UK

Irish and UK Banking System

The exercise of powers under existing legislation, in particular the Credit Institutions (Stabilisation) Act 2010 (the effective period of which has been extended to 31 December 2014) and the Central Bank and Credit Institutions (Resolution) Act 2011, the introduction of new government policies or the amendment of existing policies in Ireland or the UK (including supervision, regulation, capital levels and structure), or the introduction of new regulatory obligations by the Group's regulators, could have an adverse impact on the Group's results, financial condition and prospects.

Basel III/CRD IV

CRD IV will implement Basel III rules in the EU. The legislation is currently in draft form with consideration of the final proposals now expected in H1 2013. The rules are expected to be implemented on a phased basis commencing in 2014 and currently planned to complete by 2019. In the absence of final legislation, and with significant items remaining under discussion, it is difficult to assess the full impact on the Group of the revised rules at this time. However, in line with other financial institutions, the impact on the Group's capital ratios, in the absence of mitigating actions, could be material.

Regulatory Obligations

The Group is subject to extensive regulation and oversight. Regulatory obligations are increasing and there are instances where regulatory sanctions and fines are increasing globally. Where breaches occur, a sanction or fine requiring public disclosure may be imposed by a regulator, which could adversely impact market sentiment and consequently adversely impact Group results, financial conditions and prospects.

The impact of the proposed EU banking union is not yet clear. It is envisaged that the ECB will discharge a direct supervisory role with respect to certain eurozone banks, with the right to scrutinise other banks in the eurozone area. Were the ECB to increase the level of regulatory obligations and/or impose more

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

stringent sanctions and fines, this could adversely impact the Group's results, financial conditions and prospects.

Regulators' Mortgage Arrears Strategies

On 13 March 2013, the Central Bank of Ireland announced new measures to address mortgage arrears, including the publication of performance targets for the main Irish banks (which include the Group) and proposed changes to the Code of Conduct on mortgage arrears. The Central Bank will consider regulatory action, including the imposition of additional capital requirements, for Irish banks that fail to meet targets or which demonstrate poor resolution strategies or poor execution of their strategies. The Central Bank is also setting out its plans to require more rigorous provisioning for mortgage loans in arrears greater than 90 days which have not been subject to a sustainable solution. The cumulative impact of these measures could adversely impact the Group's results, financial conditions and prospects.

Bank of Ireland (UK) plc

Bank of Ireland (UK) plc is the Group's licensed banking subsidiary in the UK. It comprises the financial services relationship with the UK Post Office, its branch business in Northern Ireland, certain assets from its former intermediary sourced mortgage business, and other parts of its UK business banking operations. Bank of Ireland (UK) plc is regulated by the FSA, however as a result of the planned changes to the UK regulatory framework it is anticipated that it will in future be regulated by both the Prudential Regulation Authority and the Financial Conduct Authority, which are expected to replace the FSA during 2013. Bank of Ireland (UK) plc could be subject to future structural and non-structural reforms currently under consideration by the UK government to promote financial stability and competition and to protect UK retail depositors. Further, Bank of Ireland (UK) plc could be subject to special resolution regime powers under the UK Banking Act 2009.

Banking Inquiry

The Government has commissioned and received three preliminary reports into the factors which contributed to the Irish banking crisis. A further inquiry, such as by a committee of the Oireachtas, may result. The scope of such further inquiry (if any), its costs and potential implications for the Group are currently unknown.

EU Restructuring Plan

On 20 December 2011 the European Commission approved the revised 2011 EU Restructuring Plan prepared by the Group. This revised 2011 EU Restructuring Plan included the additional deleveraging of assets, extension of the New Ireland divestment period by twelve months, together with the deferral of the market opening measures by twelve months and the expansion and extension of other behavioural measures already agreed in the Approved 2010 EU Restructuring Plan.

The Group could be subject to a variety of risks as a result of implementing this EU Restructuring Plan including the risk that the Group will lose existing customers, deposits and other assets through the sale of businesses and potentially suffer damage to other parts of the Group's business arising from implementing the EU Restructuring Plan regarding the divestment and behavioural commitments. In addition, if the Group fails to comply with commitments contained in the EU Restructuring Plan or if the Group materially deviates from the EU Restructuring Plan or needs additional State aid not foreseen in the Commission's decision approving the EU Restructuring Plan, the Commission may reopen the State aid

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

control procedure and/or open a new procedure and reassess the aid measures in their entirety, which may result in an adverse outcome for the Group.

Other

The Government, through the NPRFC and through the Relationship Framework could exert a significant level of influence over the Group. The NPRFC could exercise its voting rights in a manner which is not aligned with the interests of the Group or its other stockholders. As previously disclosed, the Group has also given certain undertakings to the Minister for Finance (the Undertakings) in respect of its lending, corporate governance and remuneration. Actions on foot of the NPRFC Investment and the Undertakings could require the Group to implement operational policies that could adversely affect the Group's results, financial condition and prospects.

Market risks such as changes in interest rates, interest rate spreads (or bases) and foreign exchange rates

A range of market risks are inherent to the Group's business including, inter alia, the interest rate risks that arise from the presence of non-interest related assets and liabilities on the balance sheet, the exposure of Group earnings to basis risk and the exposure of the Group's net worth and its principal capital ratios to exchange rate movements. Whilst the Group engages in a range of hedging strategies, the Group remains potentially exposed to adverse movements in interest rates, interest rate bases (the differential between variable interest rates), cross currency basis (primarily the cost of borrowing in euro to fund assets in sterling) and exchange rates.

The persistence of exceptionally low interest rates for an extended period into the future could adversely affect the Group's financial condition and prospects through, among other things, the compression of net interest margin, the low absolute level of yields at which certain liabilities are invested together with the rate at which pension liabilities are discounted.

Significant changes including centralised clearing are underway in derivatives markets which may give rise to risks in respect of the Group's derivative portfolio.

Capital adequacy and its effective management, which is critical to the Group's ability to operate its businesses and to pursue its strategy

The Group's business and financial condition would be affected if the Group was insufficiently capitalised. This could be caused by a materially worse than expected financial performance (including, for example, reductions in earnings as a result of impairment charges and increases in risk weighted assets).

The minimum regulatory requirements imposed on the Group, the manner in which the existing regulatory capital is calculated, the instruments that qualify as regulatory capital and the capital tier to which those instruments are allocated, could be subject to change in the future.

A number of regulatory initiatives have recently been proposed or enacted which are significantly altering the Group's capital requirements. These initiatives include Capital Requirements Directives (CRD II, III, IV), Basel III and Solvency II. The Group could be subject to increased capital requirements following the results of ongoing stress tests.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The availability of skilled management and the continued services of key members of its management team, both at its head office and at each of its business units

Failure by the Group to staff its operations appropriately, or the loss of one or more key senior executives and failure to replace them in a satisfactory and timely manner may have a material adverse impact on the Group's results, financial condition and prospects.

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

Potential further contributions to the Group's pension schemes if the value of pension fund assets is not sufficient to cover potential obligations

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

Due to adverse market conditions impacting the value of liabilities, deficits still exist in all Defined Benefit schemes. As the pension funds continue to be subject to market fluctuations, interest rate and inflation risks, a level of volatility associated with pension funding also remains.

Legislative changes were made to the Irish Pensions Act (1990) in June 2012 introducing a revised statutory funding standard for Republic of Ireland schemes. The Group is currently assessing the new requirements which are to be implemented by June 2013. The introduction of these new requirements could have an adverse impact on the Group's financial condition and prospects.

Adverse change to tax rates, legislation and practice in the various jurisdictions in which the Group operates

In accordance with applicable accounting rules, the Group has recognised deferred tax assets on losses available to relieve future profits to the extent that it is probable that such losses will be utilised. Failure to demonstrate convincing evidence of the availability of future taxable profits, changes in tax legislation or government policy may reduce the recoverable amount of the deferred tax assets currently recognised in the financial statements, and result in a material adverse impact on the Group's results, financial condition and prospects.

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

Other changes in tax rates, legislation and practice could also adversely impact the results, financial condition and prospects of the Group.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Failure in the Group's processes, operational systems, technology or infrastructure, or those of third parties

Operational risks are inherent in the Group's businesses, including as a result of potentially inadequate or failed internal processes (including financial reporting and risk monitoring processes), information technology or equipment failures or the failure of external systems and controls including those of the Group's suppliers or counterparties, or from people related or external events, such as cyber-crime or the risk of fraud and other criminal acts carried out against the Group.

The Group processes and monitors on a daily basis a large number of transactions, some of which are highly complex, across different products and services, in diverse markets and currencies and subject to a number of different legal and regulatory regimes. The Group faces the risk that cyber-attacks may adversely affect the Group's ability to process these transactions or provide services.

The Group also faces the risk of operational disruption, failure and termination or capacity constraints of any third parties that facilitate the Group's business activities.

If one or more of these events occurs, it could potentially jeopardise the confidentiality, integrity and availability of the Group's computer systems and networks, or otherwise cause interruptions or malfunctions in the Group's, as well as its clients' or third parties', operations.

The occurrence of one or more of the above, or any weakness in the Group's internal control structures and procedures, could result in a material adverse impact on the Group's results, financial condition and prospects, as well as reputational damage which could exacerbate such adverse impact, and could give rise to regulatory penalties.

Litigation and regulatory proceedings

Disputes, legal proceedings and regulatory investigations in which the Group may be involved are subject to many uncertainties, and their outcomes are often difficult to predict, particularly in the earlier stages of a case or investigation.

Adverse judgments in litigation or regulatory proceedings involving the Group or other financial institutions could result in restrictions or limitations to the Group's operations or result in a material adverse impact on the Group's results, financial condition and prospects, together with its reputation.

Reputation risk is inherent in the Group's business

Negative public or industry opinion can result from the actual or perceived manner in which the Group conducts its business, actual or perceived practices in the banking industry or from issues arising in the external environment. Such activities could, potentially, include remuneration practices, necessary commercial decisions that impact on customers, the availability of credit, the treatment of customers in difficulties, the occurrence of cybercrime, allegations of overcharging and mis-selling or mis-pricing of financial products, non-compliance with legal or regulatory requirements, inadequate or failed internal processes or systems or issues arising from human error.

Negative publicity may adversely impact the Group's ability to have a positive relationship with key stakeholders, including regulatory authorities, and/or to keep and attract customers, the loss of which may adversely impact the Group's business, financial condition and prospects.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

2  RISK MANAGEMENT FRAMEWORK

The Group follows an integrated approach to risk management to ensure that all material classes of risk are taken into consideration and that the Group's overall business strategy practices are aligned within its risk and capital management strategies. This integrated approach is set out in the Group Risk Framework, which is approved by the Court of Directors (the Court). It identifies the Group's formal governance process around risk, the framework for setting Risk Appetite and the approach to risk identification, assessment, measurement, management and reporting.

2.1  Risk Identity, Appetite and Strategy

The Group's risk identity, appetite and strategy are set by the Court.

Risk Identity

The Group's risk identity is to be the leading Irish retail, commercial and corporate bank committed to long-term relationships with its customers. The Group's core franchise is in Ireland with income and risk diversification through a meaningful presence in the UK and selected international activities where the Group has proven competencies. The Group will pursue an appropriate return for the risks taken and capital deployed while operating within prudent Court-approved risk parameters to have and maintain a robust, standalone financial position.

Risk Appetite

Risk appetite defines the amount and nature of risk the Group is prepared to accept in pursuit of its financial objectives. It is defined in qualitative terms as well as quantitatively through a series of high level limits and targets covering areas such as credit risk, market risk, funding and liquidity risk and capital measures. These high level limits and targets are cascaded where appropriate into more granular limits and targets across portfolios and business units. Risk appetite guides the Group in its risk taking and related business activities, having regard to the maintenance of financial stability, solvency and the protection of the Group's core franchises and growth platforms. The Group has defined measures to track its profile against the most significant risks that it assumes. Each of these measures has a defined target level or limit, as appropriate, and actual performance is tracked against these target levels or limits. As such, risk appetite represents a boundary condition to the Group's strategy.

The statement includes specific credit limits on sectoral and single name exposures among other qualitative and quantitative risk parameters and it also provides for the implementation of a hierarchy of sectoral credit limits. The Group risk appetite statement is set and approved by the Court. It is reviewed at least annually in light of changing business and economic conditions.

Risk Strategy

The Group's risk strategy is to protect the Group's balance sheet while supporting the Group in re-building its profitability. The Group seeks to accomplish this by:

•
defining Risk Identity and Risk Appetite as the boundary condition for the Group's Strategic Plan and annual Operating Plan/Budget;

•
defining the risk principles upon which risks may be accepted;

•
ensuring that all material risks are correctly identified, assessed, measured, managed and reported;

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

•
ensuring that capital and funding considerations shape the approach to risk selection/management in the Group;

•
allocating clear roles and responsibilities/accountability for the control of risk within the Group;

•
avoiding undue risk concentrations;

•
engendering a prudent and balanced risk management culture;

•
ensuring that the basis of remuneration for key decision makers is consistent with EBA guidelines, as appropriate; and

•
ensuring that the Group's risk management structures remain appropriate to its risk profile and take account of lessons learnt and emerging internal and external factors.

2.2  Risk Governance

Risk in the Group is controlled within the Risk Governance Framework which incorporates both the Court of Directors, risk committees appointed by the Court of Directors (e.g. Court Risk Committee, Group Audit Committee), and also the Group Risk Policy Committee and its appointed committees (e.g. Group Credit Committee, Asset & Liability Committee etc.).

The Risk Governance Framework is supported by the Group's management body, with risk responsibilities extending throughout the organisation based on a three lines of defence approach.

First line of defence:    Primary responsibility and accountability for risk management lies with line management in individual businesses and relevant Group functions. They are responsible for the identification and management of risk at business unit/Group function level including the implementation of appropriate controls and reporting to the Group in respect of all major risk events.

Second line of defence:    Central risk management functions are responsible for maintaining independent risk oversight of the first line of defence and ensuring that a risk control framework is in place. They formulate risk policy and strategy, and provide independent oversight and analysis and centralised risk reporting.

Third line of defence:    Group Internal Audit provides independent, reasonable, risk based assurance to key internal (Court, Group and subsidiary audit committees, senior management, staff) and external (regulators, external auditors, customers) stakeholders on the effectiveness and sustainability of the Group's internal control environment and culture. Group Internal Audit carries out a range of risk based assignments on an annual basis across all key Group businesses and functions (including outsourcing providers) with ratings assigned as appropriate. Findings are communicated to senior management with timely remediation plans agreed and progress monitored.

The organisational structure for risk management is designed to facilitate reporting and escalation of risk concerns from business units, Group functions and Group Internal Audit upwards to Group Risk Policy Committee (GRPC), the Court Risk Committee (CRC), the Group Audit Committee (GAC) and the Court of Directors, and conveying approved risk management policies and decisions to business units.

Risk Governance Framework

The Court of Directors is responsible for ensuring that an appropriate system of internal control is maintained and for reviewing its effectiveness.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The identification, assessment and reporting of risk in the Group is controlled through risk committees appointed by the Court of Directors and also the Group Risk Policy Committee (appointed by the Court Risk Committee) and its appointed committees.

Each of the risk committees has detailed terms of reference, approved by the Court or their parent committee, setting out their respective roles and responsibilities. In summary, the following are the key responsibilities of the Group's risk committees.

•
The Court, comprising the Governor, ten non-executive Directors and two executive Directors, is responsible for approving high level policy and strategic direction in relation to the nature and scale of risk that the Group is prepared to assume to achieve its strategic objectives. It approves the Group Risk Framework which identifies the Group's formal governance process around risk and the approach to risk identification, analysis, measurement, management and reporting. It regularly reviews reports on the size and composition of key risks facing the Group as well as the minutes of direct committees. The Court approves the Group's Risk Appetite Statement (incorporating Risk Identity and high level risk limits and targets), thereby defining the amount and nature of risk the Group is prepared to accept in pursuit of its financial objectives, and forming a boundary condition to strategy. It has reserved authority to review and approve a number of key risk policies. The Court also approves the Group ICAAP Report which is a process to ensure that the Court and senior management adequately identify, measure and monitor the Group's risks and that adequate capital is held in relation to the Group's risk profile.

•
The Court Risk Committee (CRC) comprises non-executive Directors and its primary responsibilities are to make recommendations to the Court on risk issues where the Court has reserved authority, to maintain oversight of the Group's risk profile, including adherence to Group risk principles, policies and standards, and to approve material risk policies within delegated discretion. It also ensures risks are properly identified and assessed, that risks are properly controlled and managed and that strategy is informed by and aligned with the Group's risk appetite. The committee met nine times during 2012.

•
The Group Audit Committee (GAC) comprises non-executive Directors. In close liaison with the CRC, it reviews the appropriateness and completeness of the system of internal control, reviews the manner and framework in which management ensures and monitors the adequacy of the nature, extent and effectiveness of internal control systems, including accounting control systems, and thereby maintains an effective system of internal control. It assists the Court in meeting obligations under relevant Stock

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

  Exchange Listing Rules, and under applicable laws and regulations, including the Sarbanes Oxley Act, as well as other regulatory requirements, e.g. Pillar III Disclosures, and monitors the integrity of the financial statements. The committee met eight times during 2012.

•
The Group Risk Policy Committee (GRPC) is the most senior management risk committee and reports to the CRC. It is chaired by the Chief Credit & Market Risk Officer (CCMRO) and its membership comprises members of the Group executive team and Group wide divisional and control function executives. It met twenty three times during 2012. The GRPC is responsible for managing all risk types across the Group, including monitoring and reviewing the Group's risk profile and compliance with risk appetite and other approved policy limits, approving risk policies and actions within discretion delegated from the CRC. The GRPC reviews and makes recommendations on all risk matters where the Court and the CRC has reserved authority. The CRC oversees the decisions of the GRPC through a review of the GRPC minutes. The GRPC delegates specific responsibility for oversight of the major classes of risk (including credit, market, funding and liquidity, operational, regulatory and tax) to committees that are accountable to it. The relevant committees are set out in the following diagram.

(1)
Risk-adjusted returns (RAR).

(2)
The committee has been invoked and is overseeing the management of funding and liquidity.

Management Oversight of Risk

Consistent with the Three Lines of Defence approach to risk management, Business Units and relevant Group functions are the first line of defence and are accountable for the risks in their business unit/Group function and are responsible for the identification and management of those risks.

Central risk and Group management functions are responsible for establishing a risk control framework and for risk oversight. These are referred to as 'Risk Owners'.

Risk Owners are responsible for ensuring that:

•
a policy or a process is in place for the risks assigned to them;

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

•
exposure to the risk is correctly identified, assessed according to the Group's materiality criteria, and reported;

•
identified risk events are appropriately managed or escalated.

There are two key functions in the Group responsible for managing different aspects of risk—the Credit & Market Risk function and Group Governance Risk function.

•
Credit & Market Risk is responsible for the independent oversight and underwriting of credit risk and the monitoring of market risk within the Group as well as for the centralised management of certain challenged portfolios. It assists the Court in the setting of risk appetite for the Group and the formulation of credit and market risk policies. It is also responsible for integrated risk reporting within the Group.

•
Group Governance Risk is responsible for the management of regulatory compliance and operational risk, Group Legal Services and the Group Secretariat.

2.3  Risk Identification, Measurement and Reporting

Risk Identification

Risks facing the Group are identified and assessed annually through the Group's Risk Identification Process.

Arising out of the Risk Identification Process, the identified risks are aggregated and ten key risk types identified which could have a material impact on its earnings, capital adequacy and on its ability to trade in the future. These ten key risk types form the basis on which risk is managed and reported in the Group.

A risk owner is assigned to each key risk type and appropriate policies and/ or processes put in place and a formalised measurement and management process defined and implemented.

Business and strategic risk is the volatility of the Group's projected outcomes (including income, net worth or reputation), associated with damage to the franchise or operational economics of the business and reflected in the income or net worth of the Group. Typically business risk occurs in a one year timeframe and relates to volatilities in earnings caused by changes in the competitive environment, new market entrants and/or the introduction of new products or inflexibility in the cost base. Strategic risk generally relates to a longer timeframe and pertains to volatilities in earnings arising from failure to develop or execute an appropriate strategy.

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Model risk is the risk of loss resulting from the Group's suite of models (credit, market, liquidity and operational) inaccurately measuring the risk of the Group's exposures, resulting in the Group mispricing deals, holding insufficient or too much capital (economic and/or regulatory) and being subject to financial, regulatory and/or market censure.

Operational risk is the risk of loss arising from inadequate or failed internal processes, people and systems or from external events. It includes legal and contractual risk which is the risk of loss due to litigation arising from errors, omissions and acts by the Group in the conduct of its business.

Pension risk is the risk that the assets in the Group's defined benefit pension schemes are inadequate or fail to generate returns that are sufficient to meet the schemes' liabilities.

Regulatory risk is the risk of failure to meet new or existing regulatory and/or legislative requirements and deadlines or to embed requirements into processes. It also includes the risk to the Group's capital, liquidity and profitability from the impact of future legislative and regulatory changes.

Reputation risk is the risk to earnings arising from an adverse perception of the Group's image on the part of customers, suppliers, counterparties, shareholders, investors or regulatory authorities.

In addition to, and separate from, the Group's Risk Identification Process, a review of the top five risks facing the Group is carried out on a semi-annual basis. This review facilitates a senior management assessment of any new or emerging macro threats to the Group, independent of the risk management and reporting structures that apply to the ten key risk types. Members of the Group Executive Committee (GEC) and the GRPC identify and rank the top five risks facing the Group for consideration by the CRC and the Court. The following criteria are used to identify and assess the top five risks:

•
the severity of the risk in terms of materiality and the length of time it would take the Group to recover;

•
the likelihood of the risk occurring; and

•
the impact of the risk, taking mitigants and likelihood into account.

Risk Measurement

The ten identified key risk types are actively analysed and measured in line with the formalised policies and management processes in place for each risk type.

For credit, market, liquidity, operational and life insurance risk, risk models are used to measure, manage and report on these respective risk types. Risk concentrations, in particular for credit and liquidity/funding risk, could lead to increased volatility in the Group's expected financial outcomes. Risk limits and diversification, together with regular review processes, are in place to manage such risk concentrations. Additionally, the Group's calculation of Economic Capital takes into consideration the extent to which credit concentration risk exists in respect of single name, sector and geography.

At a Group level, common measures and approaches for risk aggregation and measurement have also been adopted, in order to inform operational and strategic plans and to steer the business within the boundaries of its Risk Appetite. These include one-year or multi-year forecasting/stress testing and a capital allocation framework which incorporates economic capital modelling and risk adjusted return analysis.

The Group uses a suite of risk measurement models and systems to support decision-making processes at transaction and portfolio levels, e.g. approving a loan facility to a borrower.

The common measure of return on risk used by the Group is Risk Adjusted Return on Capital (RAROC). RAROC provides a uniform measure of performance measurement that the Group utilises to analyse the economic profitability of businesses with different sources of risk and different capital requirements.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Forecasting and stress testing are risk management tools used by the Group to inform potential risk outcomes under different scenarios and mitigating actions.

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

The Group also performs other scenario analyses and stress tests to measure exposure to liquidity risk, operational and market risk to inform management and limit setting of individual risks.

Risk Reporting

The key risk types identified under the Group's Risk Identification Process are assessed and their status is reported quarterly by the CCMRO in the Court Risk Report which is reviewed by the GRPC, the CRC and the Court. The content of the report includes an analysis of and commentary on all key risk types as set out on pages 78 and 79. It also addresses governance and control issues and compliance with risk appetite.

Regular updates on emerging risks, risk surveys and relevant international economic or monetary reports are also considered. In addition, the GRPC and the Court consider more frequent formal updates on the key areas of credit and liquidity risk and capital management. The reports also provide data on the external economic environment and management's view of the implications of this environment on the Group's risk profile.

The Court Risk Report forms the top of a reporting hierarchy with more detailed risk information being considered by divisional level management.

The CRC also receives risk information through its review of the GRPC minutes and through investigations carried out into specific risk matters.

3  MANAGEMENT OF KEY GROUP RISKS

3.1  Credit Risk

Key points:

•
Total loans and advances to customers reduced from €108 billion in 2011 to €100 billion with deleveraging initiatives contributing to this reduction.

•
Although the Irish economy has begun to stabilise, challenging conditions remain, impacting on the asset quality of the Group's loans and advances to customers.

•
The pace of arrears formation in the Group's Irish mortgage book has reduced, and the Group has continued to formally restructure a significant number of customer mortgages on a sustainable basis.

•
Focus on the active management of loans continues, with the segregation of certain 'at risk' portfolios and the realignment of specialist resources to manage those assets.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

•
The Group's international corporate, unsecured consumer and UK mortgage books have continued to perform well.

•
The commercial property sector continues to be characterised by low levels of activity, illiquid markets and continued pressure in the RoI and UK retail sectors where downward pressure on rents, some high profile administrations, and weaker consumer spending and sentiment are negatively impacting trading conditions, yields and collateral values.

•
Total impairment charges on loans and advances to customers reduced from €1,939 million at 31 December 2011 to €1,724 million at 31 December 2012. Total impairment charges on loans and advances to customers increased from €1,859 million at 31 December 2010 to €1,939 million at 31 December 2011.

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page 198.

Credit Risk Definition

Credit Risk is the risk of loss resulting from a counterparty being unable to meet its contractual obligations to the Group in respect of loans or other financial transactions. The manner in which the Group's exposure to credit risk arises, its policies and processes for managing it and the methods used to measure and monitor it are set out below.

How Credit Risk arises

Credit risk arises from loans and advances to customers. It also arises from the financial transactions the Group enters into with financial institutions, sovereigns and state institutions. It comprises both drawn exposures and exposures the Group has committed to extend. While the Group could potentially suffer loss to an amount equivalent to its undrawn commitments, the Group does not expect to incur losses to that extent as most consumer related commitments can be cancelled by the Group and non-consumer related commitments are entered into subject to the customer continuing to achieve specific credit standards.

The Group is also exposed to credit risk from its derivatives, available for sale financial assets, other financial assets and from its reinsurance activities in New Ireland Assurance Company.

Credit related commitments

The Group manages credit related commitments that are not reflected as loans and advances on the balance sheet on the same basis as loans for credit approval and management. These include:

•
guarantees and standby letters of credit;

•
performance or similar bonds and guarantees;

•
documentary and commercial letters of credit;

•
commitments; and

•
letters of offer.

Further information on the Group's exposures is set out in note 46 to the Consolidated Financial Statements.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

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

Country risk in Bank of Ireland is governed by the Group Country Risk Policy which is approved by the Court. Limits are set and monitored for countries and for sovereign obligors in accordance with this policy. Further information is set out on page 84.

Settlement Risk

Settlement risk arises in any situation where a payment in cash, securities or equities is made in expectation of a corresponding receipt in cash, securities or equities. Appropriate policies exist and settlement limits are monitored.

Credit Concentration Risk

Credit concentration risk is the risk of loss due to exposures to a single entity or group of entities engaged in similar activities and having similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Undue concentrations could lead to increased volatility in the Group's impairment charges on financial assets, earnings, capital requirements and financial prospects. Management of risk concentrations is an integral part of the Group's approach to risk management. Target levels and, where appropriate, limits are defined by the Court for each credit category. In addition, monetary risk limits are set by the GRPC or its appointed committees and, where necessary, approved by the Court. These target levels and, where appropriate, limits, are informed by the Group's Risk Appetite Statement. Single name concentrations are also subject to limits. As the Group reduces the overall size of its balance sheet, concentration risk may increase in relative terms.

Credit Policy

The core values and principles governing the provision of credit are contained in Group Credit Policy which is approved by the Court. Individual business unit credit policies define in greater detail the credit approach appropriate to the units concerned. These policies take account of the Group's Risk Appetite Statement, applicable sectoral credit limits, the lessons learned from the Group's recent loss history, the markets in which the business units operate and the products which they provide. In a number of cases business unit policies are supplemented by sectoral credit policies.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Each staff member involved in developing banking relationships and/or in assessing or managing credit has a responsibility to ensure compliance with these policies. There are procedures for the approval and monitoring of exceptions to policy.

Lending authorisation

The Group's credit risk management systems operate through a hierarchy of lending authorities which are related to internal loan ratings. All exposures above certain levels require approval by the Group Credit Committee (GCC). Other exposures are approved according to a system of tiered individual authorities which reflect credit competence, proven judgment and experience. Material lending proposals are referred to credit units for independent assessment/approval or formulation of a recommendation and subsequent adjudication by the applicable approval authority.

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

The Portfolio Review Committee (PRC) considers and recommends to the GRPC, on a quarterly basis, credit concentration reports which track changes in sectoral and single name concentrations measured under agreed parameters. Credit risk including compliance with key credit risk limits is reported monthly in the Court Risk Report. Statistics on credit policy exceptions are also included on a quarterly basis. This report is presented to and discussed by the GRPC, the CRC and the Court.

In addition other reports are submitted to senior management and the Court as required.

Group Credit Review (GCR) is an independent function within Group Internal Audit. Its reviews cover lending units in each division and incorporate an examination of adherence to credit policies and procedures across the various portfolios. GCR also addresses the timeliness of the annual review process and the quality of credit assessment in each portfolio.

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

At 31 December 2012, the Group's top 50 non-bank potential exposures (including off balance sheet and undrawn exposures) amounted to €7.1 billion (31 December 2011: €7.4 billion).

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

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

Risk transfer and financing strategies

The objective of risk mitigation/transfer is to limit the risk impact to acceptable (quantitative and qualitative) levels. Where the risk review process indicates the possible emergence of undue risk concentrations, appropriate risk transfer and mitigation options are explored and recommended to the Portfolio Review Committee.

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

The Group's requirements around completion, valuation and management requirements for collateral are set out in appropriate Group or business unit policies and procedures. The extent to which collateral and other credit enhancements mitigate credit risk in respect of the Group's Residential mortgage portfolio is set out in table 3c on pages 372, 385 and 386.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Credit Risk Assessment

The Group's approach to the management of credit risk is focussed on a detailed credit analysis at origination followed by early intervention and active management of accounts where creditworthiness has deteriorated.

The Credit & Market Risk function has responsibility for the independent oversight of credit and market risk and overall risk reporting to the GRPC, the CRC and the Court on (a) developments in these risks and (b) compliance with specific risk limits. It is led by the CCMRO who reports directly to the Group Chief Executive.

The function provides independent oversight and management of the Group's credit risk strategy, credit risk management information and credit risk underwriting as well as strategic oversight and management of certain challenged portfolios.

Response to Challenged Credit Environment

A range of initiatives were put in place to deal with the effects of the continued deterioration in the credit environment and decline in asset quality in recent years including enhanced collections and recoveries processes, expansion of specialist work-out teams to ensure early intervention in vulnerable cases, intensive review cycles for 'at risk' exposures and the management of excess positions, support from central teams in managing 'at risk' portfolios at a business unit level, modified and tighter lending criteria for specific sectors, a reduction in certain individual bank exposures and the revised Risk Appetite Framework and Statement.

The segregation of certain challenged portfolios and the realignment of resources to manage these assets allows the remaining portfolio managers to focus on the loan book classified as 'acceptable quality' or better and to work closely with those customers.

Group Forbearance Strategies

Forbearance occurs when a borrower is granted a temporary or permanent concession or agreed change to a loan ('forbearance measure'), for reasons relating to the actual or apparent financial stress or distress of that borrower. If the concession or agreed change to a loan granted to a borrower is not related to the actual or apparent financial stress or distress of that borrower, forbearance has not occurred. A loan which has an active 'forbearance measure' is a 'forborne loan'. The Group definition of forbearance is consistent with the Central Bank of Ireland regulatory definition of forbearance.

A range of forbearance strategies are used by the Group for customers in arrears or facing potential arrears on contracted loan repayments, in order to arrange, where viable or possible, sustainable short term or longer term repayment solutions as appropriate. The nature and type of the forbearance solutions implemented may include, but is not necessarily limited to, one or more of the following:

•
adjustment or non-enforcement of covenants: an arrangement whereby the Group agrees to either waive an actual or expected covenant breach for an agreed period, or adjust the covenant(s) to reflect the changed circumstances of the borrower;

•
facilities in breach of terms placed on demand: an arrangement whereby the Group places a facility in breach of its contractual terms on a demand basis as permitted under the facility agreement rather than enforcing, and pending a more long term resolution;

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

•
reduced payments (full interest): an arrangement where the borrower pays the full interest on the principal balance, on a temporary/short term or longer term basis, with the principal balance unchanged, rather than repaying some of the principal as required under the original facility agreement;

•
reduced payment (greater than full interest) incorporating some principal repayments: a temporary/short term or medium term arrangement where the borrower pays the full interest due plus an element of principal due on the basis that principal payments will increase in the future;

•
capitalisation of arrears: an arrangement whereby arrears are added to the principal balance, effectively clearing the arrears, with either the repayments or the original term of the loan adjusted accordingly to accommodate the increased principal balance; and

•
term extension: an arrangement where the original term of the loan is extended and all interest is fully serviced.

The forbearance strategies adopted by the Group seek to maximise recoveries, and minimise losses arising from non-repayment of debt, while providing suitable and sustainable restructure options that are supportive of customers in challenged circumstances. The Group has an operating infrastructure in place to assess, and where appropriate, implement sustainable repayment arrangements for customers on a case-by-case basis.

During the year ended 31 December 2012, the Group refined its approach to forbearance through the development, approval, and implementation of Group, and individual Business Unit, Forbearance Policies. These policies outline the core principles and parameters underpinning the Group's forbearance approach, with individual Business Unit policies defining in greater detail the forbearance strategies appropriate to the unit concerned.

Forbearance requests are assessed on a case-by-case basis taking due consideration of the individual circumstances and risk profile of the borrower to ensure, where possible, the most suitable and sustainable repayment arrangement is put in place. Forbearance alone is not necessarily an indicator of impairment but will always be a trigger event for the Group to undertake an assessment of the customer's financial circumstances and ability to repay. This assessment to determine if impairment has occurred and a specific provision is required will always take place prior to any decision to grant a concession to the customer. Where a loan is subject to forbearance and no specific provision is required, the loan is reported as forborne. However, where a specific provision is required the loan is reported as impaired.

Where appropriate, and in accordance with the Group's credit risk management structure, forbearance assessments are referred to credit units for independent assessment prior to approval by the relevant approval authority. Forborne loans are reviewed in line with the Group's credit management processes which includes monitoring borrower compliance with the revised terms and conditions of the forbearance arrangement. Borrowers must satisfactorily demonstrate compliance with the terms and conditions as agreed with the Group for a period of time as part of the forbearance arrangement in order to be subsequently classified as non-forborne.

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page 198.

Further detail on forbearance strategies and the loans and advances to customers (excluding Residential mortgages) that are subject to forbearance measures at 31 December 2012 is set out on pages 392 to 394.

Further detail on the Group's Residential Mortgage forbearance strategies and Residential mortgage loans that are subject to forbearance measures at 31 December 2012 is set out on pages 375 to 380 and 388 to 390.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page 198.

Credit Risk Measurement

All credit transactions are assessed at origination for credit quality and the borrower is assigned a credit grade based on a predefined credit rating scale. The risk, and consequently the credit grade, is reassessed periodically as part of the transaction review process. The use of internal credit rating models and scoring tools, which measure the degree of risk inherent in lending to specific counterparties, is central to the credit risk assessment and ongoing management processes within the Group. Details of these internal credit rating models are outlined in Section 3.1.5 Credit Risk Methodologies on page 105.

Loan Loss Provisioning

Through its ongoing credit review processes, the Group seeks early identification of deteriorating loans with a view to taking corrective action to prevent the loan becoming impaired. Typically, loans that are at risk of impairment are managed by dedicated specialist units/debt collection teams focussed on working out loans.

The identification of loans for assessment as impaired is driven by the Group's credit risk rating systems. It is the Group's policy to provide for impairment promptly and consistently across the loan book. For those loans that become impaired, the focus is to minimise the loss that the Group will incur from such impairment. This may involve implementing forbearance solutions, entering into restructuring arrangements or action to enforce security.

Other factors taken into consideration in estimating provisions include domestic and international economic climates, changes in portfolio risk profile and the effect of any external factors such as legal or competition requirements. Whilst provisioning is an ongoing process, all business units formally review and confirm the appropriateness of their provisioning methodologies and the adequacy of their impairment provisions on a half yearly basis. Their conclusions are reviewed by the Credit & Market Risk function and the GRPC. Under delegated authority from the Court, the Group's provisioning methodology is approved by the GRPC on a half yearly basis, details of which are set out in Credit Risk Methodologies on page 107.

The quantum of the Group's impairment charge, impaired loan balances and provisions is also reviewed by the GRPC half yearly, in advance of providing a recommendation to the Group Audit Committee.

An analysis of the Group's impairment provisions at 31 December 2012 is set out in note 29 to the Consolidated Financial Statements.

Methodologies for valuation of collateral

Where cash flows arising from the realisation of collateral held are included in impairment assessments, management typically rely on valuations or business appraisals from independent external professionals. However, in the case of property assets (both investment property and development), in particular in Ireland, where restricted market liquidity continues to be a feature of the market, the Group uses estimated cash flows based on valuations from the most appropriate source available for the asset in question. Details of these valuation methodologies are set out in Credit Risk Methodologies on page 111.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

3.1.1  Book Profile—Loans and advances to customers

Loans and advances to customers are shown in the tables on pages 88 to 89 and 97 to 104. The 2011 comparative tables include loans held for sale.

Geographical and industry analysis of loans and advances to customers

The following table gives the geographical and industry breakdown of total loans (before impairment provisions).

31 December 2012

Geographical/industry analysis	ROI €m	UK €m	US €m	ROW €m	Total €m
Personal	29,150	28,880	—	—	58,030
—Residential mortgages	27,485	27,543	—	—	55,028
—Other consumer lending	1,665	1,337	—	—	3,002
Property & Construction	9,877	9,285	—	—	19,162
—Investment	7,814	7,747	—	—	15,561
—Land and Development	2,063	1,538	—	—	3,601
Business & other services	6,771	3,280	173	31	10,255
Distribution	3,289	264	—	—	3,553
Manufacturing	3,094	539	386	86	4,105
Transport	1,532	61	—	—	1,593
Financial	787	161	8	—	956
Agriculture	1,492	246	—	—	1,738
Energy	684	89	—	—	773

Total	56,676	42,805	567	117	100,165

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

31 December 2011

Geographical/industry analysis	ROI €m	UK €m	US €m	ROW €m	Total €m
Personal	29,847	30,957	—	—	60,804
—Residential mortgages	27,854	29,636	—	—	57,490
—Other consumer lending	1,993	1,321	—	—	3,314
Property & Construction	10,381	10,199	—	—	20,580
—Investment	8,231	8,633	—	—	16,864
—Land and Development	2,150	1,566	—	—	3,716
Business & other services	9,193	3,526	260	63	13,042
Distribution	3,469	480	111	—	4,060
Manufacturing	3,160	684	379	71	4,294
Transport	1,186	83	115	—	1,384
Financial	906	232	11	19	1,168
Agriculture	1,628	205	—	—	1,833
Energy	838	99	—	—	937

Total	60,608	46,465	876	153	108,102

The geographical breakdown is primarily based on the location of the business unit where the asset is booked.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The Group's primary markets are Ireland and the UK and exposures originated and managed in these countries represent a material concentration of credit risk. Similarly, the Group exhibits a material concentration in Residential mortgages and in the Property and construction sector.

The Group's Residential mortgage portfolio is widely diversified by individual borrower and amounted to 55% of total loans at 31 December 2012 (31 December 2011: 53%). 50% of Residential mortgages related to Ireland and 50% related to the UK at 31 December 2012. The Group has previously announced its withdrawal from the intermediary sourced mortgage market in the UK. At 31 December 2012, the Group's UK Residential mortgage book amounted to £22.5 billion (31 December 2011: £25 billion) (before impairment provisions).

The Property and construction sector accounted for 19% or €19 billion of total loans at 31 December 2012 (31 December 2011: 19% or €21 billion). This book consists primarily of investment loans.

IMPAIRMENT CHARGES ON LOANS AND ADVANCES TO CUSTOMERS

Impairment Charge by nature of impairment provision	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Specific charge individually assessed	1,672	1,294	1,459
Specific charge collectively assessed	355	453	446
Incurred but not reported	(303)	192	(46)

Total Impairment charge	1,724	1,939	1,859

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page 198.

Incurred but not reported (IBNR) impairment provisions reduced by €0.3 billion from €1.0 billion at 31 December 2011 to €0.7 billion at 31 December 2012.

In the year ended 31 December 2012, IBNR provisions related to the Property and construction portfolio reduced by €87 million and the Non-property SME and corporate reduced by €81 million primarily as a result of a reduction in the volume of loans in both the 'lower quality but not past due nor impaired' and 'past due but not impaired'.

In addition, the IBNR provisions in the year ended 31 December 2012 related to the Retail Ireland mortgage portfolio reduced by €127 million primarily as a result of a reduction in the volume of Retail Ireland mortgage loans 'past due but not impaired', from €1.4 billion to €1.0 billion.

The decline in the IBNR provisions in the year was offset by an increase in both the individual and collective specific provisions as a result of an increase in the volume of loans classified as 'impaired' in the Retail Ireland mortgage, Property and construction and Non-property SME and corporate portfolios.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page 198.

Impairment charges on loans and advances to customers	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Residential mortgages	462	469	404
—Retail Ireland	418	444	341
—Retail UK	44	25	63
Non-property SME and corporate	413	497	609
—Republic of Ireland SME	223	281	291
—UK SME	53	74	126
—Corporate	137	142	192
Property and construction	797	893	719
—Investment	437	593	448
—Land and development	360	300	271
Consumer	52	80	127

Total impairment charges on loans and advances to customers	1,724	1,939	1,859

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page 198.

Year ended 31 December 2012 compared to the year ended 31 December 2011

Impairment charges on loans and advances to customers of €1,724 million for the year ended 31 December 2012 were €215 million or 11% lower than the previous year.

The impairment charge on Residential mortgages of €462 million for the year ended 31 December 2012 has decreased by €7 million from €469 million in the previous year.

The impairment charge on the Retail Ireland mortgage portfolio of €418 million for the year ended 31 December 2012 has decreased by €26 million from €444 million in the previous year. While the volume of default arrears (based on loan volumes 90 days or more past due) has continued to increase, the pace of default arrears formation has reduced since the first quarter of 2012. The impairment charge for the six months ended 31 December 2012 amounted to €127 million compared with a charge of €291 million for the six months ended 30 June 2012 and a charge of €304 million for the six months ended 31 December 2011. In addition to the reduction in formation of arrears, the Group has continued to formally restructure a significant number of customer mortgages on a sustainable basis.

In 2012, the annual rate of decline in Residential property prices slowed to 4.5% according to the CSO Index (2011 annual rate of decline was 16.7%), its lowest rate in over four years, with residential property prices in Dublin, particularly Dublin house prices, being the key driver of this improvement. The CSO Index for December 2012 reported that national residential prices were 50% below peak, largely the same as June 2012, with residential prices in Dublin 56% below peak, while properties outside of Dublin were 47% below peak.

Owner occupied default arrears (based on loan volumes 90 days or more past due) were 9.88% at 31 December 2012 as compared with 9.22% at 30 June 2012 and 7.40% at 31 December 2011. The volume

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

of default arrears in the Owner occupied segment has continued to increase, primarily reflecting the continued impact of the general economic downturn in Ireland and affordability issues including falling disposable incomes and sustained high unemployment levels. However, the pace of Owner occupied default arrears formation (based on loan volumes 90 days or more past due) has been reducing since the first quarter of 2012 reflecting a stabilisation in unemployment levels and the restructure of customer mortgages on a sustainable basis. A similar trend is evident in the less than 90 days past due arrears. The level of Owner occupied default arrears for the Group remains materially below the industry average as published on a quarterly basis by the Central Bank of Ireland.

Buy to let default arrears (based on loan volumes 90 days or more past due) were 23.36% at 31 December 2012 compared to 20.77% at 30 June 2012 and 16.81% at 31 December 2011. The volume of default arrears in the Buy to let segment has continued to increase primarily reflecting the continued impact on borrowers of rising repayments as interest only periods come to an end and customers move to fully amortising loans. As part of the Group's Mortgage Arrears Resolution Strategies, the Group continues to work with Buy to let customers, particularly those with interest only periods that are coming to an end, to restructure customer mortgages prior to them moving to fully amortising. The pace of Buy to let arrears formation (based on loan volumes 90 days or more past due) has reduced since the first quarter of 2012, and the level of Buy to let default arrears for the Group remains below the industry average as published on a quarterly basis by the Central Bank of Ireland.

The impairment charge on the Retail UK mortgage portfolio of €44 million for the year ended 31 December 2012 has increased by €19 million from €25 million in the previous year.

Default arrears (number of cases 3+ payments past due) and the associated impairment charge on Retail UK mortgages (particularly in the Standard and Self certified segments) increased marginally in the second six months of the year ended 31 December 2012, albeit from a low base. The level of default arrears for the Group at 1.53% at 31 December 2012 remains below the industry average as published by the Council of Mortgage Lenders.

The impairment charge on the Non property SME and corporate loan portfolio of €413 million for the year ended 31 December 2012 has decreased by €84 million from €497 million in the previous year.

Republic of Ireland SME impairment charges of €223 million for the year ended 31 December 2012 have decreased by €58 million from €281 million in the previous year. The impairment charge for the six months ended 31 December 2012 amounted to €100 million compared with a charge of €123 million for the six months ended 30 June 2012 and a charge of €140 million for the six months ended 31 December 2011. The reduction in Republic of Ireland SME impairment charges reflect some early indicators of improvement in certain elements of the SME sector (e.g. strong export performance, lower increase in business insolvencies, and some improvement in the levels of consumer sentiment), however, the sector is fragile and challenges remain. As a result, the level of Republic of Ireland SME impairment charges continues to be at an elevated level, particularly for those sectors correlated with consumer spending.

Impairment charges on the UK SME portfolio reduced to €53 million for the year ended 31 December 2012 compared to €74 million in the previous year, albeit UK economic conditions remain subdued.

The Group's corporate banking portfolios remain broadly stable, with impairment charges on the Corporate portfolios reduced to €137 million for the year ended 31 December 2012 compared to €142 million in the previous year. The domestic Irish Corporate portfolio continues to be impacted by more challenging domestic demand and market conditions, albeit the pace of migration of new cases into our challenged portfolios has reduced. Our international corporate banking portfolios continue to perform satisfactorily reflecting their exposure to global, rather than exclusively Irish economic indicators.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The impairment charge on the Property and construction loan portfolio of €797 million for the year ended 31 December 2012 decreased by €96 million compared to €893 million in the previous year.

The impairment charge on the Investment property element of the Property and construction portfolio was €437 million for year ended 31 December 2012 compared to €593 million in the previous year. In December 2011, the Irish Government introduced a range of initiatives and policies which addressed a number of areas of market uncertainty. Following this, there have been continued signs of increased activity levels in central business district areas during 2012, with increasing interest from international institutional investors entering the market. As a result, prime investment yields are showing some signs of stabilisation. Outside of prime, central locations, markets remain subdued.

The Irish market has experienced a significant fall in asset values, with Irish commercial property capital values down 67%(1) from peak, reflecting continued low levels of activity and illiquidity in property markets. In addition, a challenging Retail sector for much of 2012, as evidenced by increased retail tenant defaults and vacancy levels, has contributed to continued elevated impairment charges on our Investment property portfolio.

UK commercial property values are down 33%(2) from peak. Conditions in the UK market remained challenging throughout 2012, and the market has become increasingly segmented, with properties in central London continuing to deliver strong returns, however, across the rest of the UK, markets have remained weak. The UK retail sector also remains under pressure with a number of high profile tenant failures during 2012.

The impairment charge on the Land and development element of the Property and construction portfolio was €360 million for the year ended 31 December 2012 compared to €300 million for the previous year reflecting the continued challenging conditions in this sector, highly illiquid markets, and deteriorating individual borrower circumstances.

The impairment charge of €52 million on Consumer loans for the year ended 31 December 2012 is €28 million lower compared to the impairment charge of €80 million in the previous year. Consumer loans have continued to reduce reflecting accelerated repayments and subdued demand for new loans and other credit facilities. Default arrears and impairment charges were better than expected in both the Republic of Ireland and the UK.

Year ended 31 December 2011 compared to the year ended 31 December 2010

Impairment charges on loans and advances to customers of €1,939 million for the year ended 31 December 2011 were €80 million or 4% higher compared to impairment charges for the previous year.

The impairment charge on Residential mortgages increased by €65 million to €469 million for the year ended 31 December 2011. The impairment charge on Retail Ireland mortgages was €444 million for the year ended 31 December 2011. The impairment charge for the previous year included an amount of approximately €100 million, to recognise a change in the Group's assumption relating to the expected peak to trough decline in residential property prices from 45% to 55% in the impairment provisioning models for Retail Ireland mortgages. Management had previously considered that a peak to trough house price decline of 45%, with the trough expected to be reached in 2011, was appropriate. However, in late 2010,

(1)
Source: Investment Property Databank Ltd (IPD)

(2)
Source: IPD

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

more recent market data had raised questions about both the extent of the peak to trough fall and the timeframe over which it might arise, specifically:

•
The quarter on quarter slow down in the rate of decline in house prices observed from Q4 2009 had been in line with the Group's forecast of a 45% peak to trough fall by 2011. However, a reversal of this trend was reported in the final quarter of 2010, with the PTSB/ESRI(3) index recording a fall of 3.5% in the quarter, a significant acceleration in the rate of decline compared with earlier quarterly readings.

•
The release of the National Recovery Plan, the implementation of the EU-IMF Programme for Support and the release of the Irish Budget details in Q4 2010 were followed by economic forecasts that predicted a more gradual recovery in the Irish economy. Forecasts at the time relating to house price movements generally showed further decline, which was expected to continue in both 2011 and 2012, before recovering modestly in 2013.

Excluding this item the year on year increase in the impairment charge was €203 million reflecting increasing default arrears (90 days or more past due), in the owner occupied and particularly in the Buy to let segments. This increase was primarily attributed to the general economic downturn in Ireland and affordability issues including falling disposable incomes and high unemployment levels. In addition, the rise in arrears since August 2011 appeared to have been impacted by the implementation of the new code of conduct on mortgage arrears and the considerable public speculation about potential Government policy measures regarding customers in arrears.

While there was some stabilisation in rents in 2011, overall rent levels were significantly down on peak (estimated to be down approximately 26% from peak(4)) and Buy to let borrowers were increasingly impacted by rising repayments as interest only periods came to an end, which particularly impacted default arrears in the second half of the year.

The impairment charge on Retail UK mortgages of €25 million for the year ended 31 December 2011 was €38 million lower compared with the previous year. Default arrears (3+ payments past due) and the associated impairment charge on Retail UK mortgages (particularly in the Buy to let and self-certified segments) in the year ended 31 December 2011, were lower than the previous year, in an environment where residential property prices performed better than the Group had expected.

The impairment charge on the Non-property SME and corporate loan portfolio was €497 million for the year ended 31 December 2011 compared to the previous year.

Challenging economic conditions in Ireland, a continuation of poor consumer sentiment and the increase in the level of business insolvencies negatively impacted trading conditions and caused general pressure on the Irish SME sector. Those sectors correlated with consumer spending or the property markets were particularly impacted. As a result the level of impairment charge, while it reduced in the year ended 31 December 2011 as compared to the previous year, continued to be at an elevated level.

In the UK SME segment, rising inflation and concerns regarding the impact of fiscal austerity combined to leave UK economic conditions subdued. The year on year reduction primarily reflects the non-recurrence of impairment charges on a small number of large individual cases in the previous year.

Larger Irish corporate customers trading internationally and non-Irish based corporate customers continued to experience more favourable economic conditions with the impairment charge in the Corporate business lower in the year ended 31 December 2011 as compared with the previous year.

(3)
The PTSB/ESRI index is no longer produced. The Group now uses the CSO Index.

(4)
Per 'The Daft.ie rental report—An analysis of recent trends in the Irish rental market 2011, Quarter 4'.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The impairment charge of €893 million on the Property and construction portfolio for the year ended 31 December 2011 increased by €174 million compared to the previous year. The Property and construction portfolio amounted to €21 billion at 31 December 2011 comprising €17 billion of investment property loans and €4 billion of land and development loans.

The impairment charge on the investment property element of the Property and construction portfolio was €593 million for the year ended 31 December 2011 compared to the previous year.

The increase in the level of impaired loans and associated impairment charges was due to lower rental income arising from reduced market rents and higher vacancy rates for more prolonged periods, together with a requirement for increased incentives to attract new tenants. In addition, weaker consumer spending and sentiment adversely affected trading performance, yields and asset values across the retail and investment property sector. Falling asset values in the Republic of Ireland and Northern Ireland in particular, also adversely impacted the level of the impairment charge in the year ended 31 December 2011.

The impairment charge on the land and development element of the Property and construction portfolio was €300 million for the year ended 31 December 2011, €29 million higher than the previous year, reflecting lower house prices, over supply of residential housing stock, and illiquid property markets in the Republic of Ireland and in Northern Ireland.

The impairment charge of €80 million on Consumer loans for the year ended 31 December 2011 was €47 million lower compared to the previous year.

Consumer loans reduced significantly reflecting accelerated repayments and subdued demand for new loans and other credit facilities. Default arrears and impairment charges were better than expectations, in both the Republic of Ireland and the UK.

3.1.2  Asset Quality—Loans and advances to customers

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page 198.

The Group classifies loans and advances to customers as 'neither past due nor impaired', 'past due but not impaired' and 'impaired' in line with the requirements of IFRS 7.

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

•
high quality ratings apply to loans to customers, strong corporate and business counterparties and consumer banking borrowers (including Residential mortgages) with whom the Group has an excellent repayment experience. High quality ratings are derived from grades 1 to 4 on the thirteen point grade scale, grades 1 and 2 on the seven point grade scale and ratings equivalent to AAA, AA+, AA, AA-, A+, A, A- and BBB+ and BBB for the external major rating agencies;

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

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

'Past due but not impaired' loans are defined as follows:

•
loans where repayment of interest and/or principal are overdue by at least one day but which are not impaired.

'Impaired' loans are defined as follows:

•
loans with a specific impairment provision attaching to them together with loans (excluding Residential mortgages) which are greater than 90 days in arrears.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

'Defaulted' loans are defined as follows:

•
impaired loans together with Residential mortgages which are greater than 90 days in arrears.

	31 December 2012		31 December 2011
Loans and advances to customers Book composition (before impairment provisions)	€m	%	€m	%
Residential mortgages	55,028	55%	57,490	53%
—Retail Ireland	27,485	27%	27,854	26%
—Retail UK	27,543	28%	29,636	27%
Non-property SME and corporate	22,973	23%	26,718	25%
—Republic of Ireland SME	10,733	11%	11,497	11%
—UK SME	3,524	3%	3,662	3%
—Corporate	8,716	9%	11,559	11%
Property and construction	19,162	19%	20,580	19%
—Investment	15,561	15%	16,864	16%
—Land and development	3,601	4%	3,716	3%
Consumer	3,002	3%	3,314	3%

Total loans and advances to customers	100,165	100%	108,102	100%

The Group's loans and advances to customers before impairment provisions at 31 December 2012 were €100.2 billion compared to €108.1 billion at 31 December 2011.

Residential mortgages accounted for 55% of total loans and advances to customers at 31 December 2012, broadly unchanged from 53% at 31 December 2011. The other loan portfolios accounted for broadly equivalent proportions of the loan book at 31 December 2012 and at 31 December 2011.

Risk profile of loans and advances to customers

The tables and analysis below summarise the Group's loans and advances to customers over the following categories: 'neither past due nor impaired', 'past due but not impaired' and 'impaired'. Exposures are before provisions for impairment.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

31 December 2012

Risk profile of loans and advances to customers (before impairment provisions)	Residential mortgages €m	Non- property SME and corporate €m	Property and construction €m	Consumer €m	Total loans and advances to customers €m	Total loans and advances to customers %
High quality	46,820	4,332	926	2,076	54,154	54%
Satisfactory quality	445	8,742	3,652	485	13,324	14%
Acceptable quality	1,194	3,929	3,149	27	8,299	8%
Lower quality but not past due nor impaired	—	1,321	2,070	—	3,391	3%

Neither past due nor impaired	48,459	18,324	9,797	2,588	79,168	79%

Past due but not impaired	3,723	291	556	133	4,703	5%
Impaired	2,846	4,358	8,809	281	16,294	16%

Total	55,028	22,973	19,162	3,002	100,165	100%

31 December 2011

Risk profile of loans and advances to customers including held for sale (before impairment provisions)	Residential mortgages €m	Non- property SME and corporate €m	Property and construction €m	Consumer €m	Total loans and advances to customers €m	Total loans and advances to customers %
High quality	49,924	5,530	836	2,154	58,444	54%
Satisfactory quality	564	10,329	4,526	619	16,038	15%
Acceptable quality	1,008	4,446	3,961	45	9,460	9%
Lower quality but not past due nor impaired	—	1,940	2,592	—	4,532	4%

Neither past due nor impaired	51,496	22,245	11,915	2,818	88,474	82%

Past due but not impaired	4,520	430	1,042	158	6,150	6%
Impaired	1,474	4,043	7,623	338	13,478	12%

Total	57,490	26,718	20,580	3,314	108,102	100%

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page 198.

Loans and advances to customers classified as 'neither past due nor impaired' amounted to €79.2 billion or 79% of the Group's loan book at 31 December 2012 compared to €88.5 billion or 82% at 31 December 2011. Asset disposals as part of the Group's deleveraging initiatives contributed significantly to the reduction in loans and advances to customers classified as 'neither past due nor impaired'.

The 'past due but not impaired' category amounted to €4.7 billion or 5% of loans and advances to customers at 31 December 2012 compared to €6.2 billion or 6% at 31 December 2011.

'Impaired' loans increased to €16.3 billion or 16% of loans and advances to customers at 31 December 2012 from €13.5 billion or 12% of loans and advances to customers at 31 December 2011, an increase of four percentage points. The increase is primarily driven by continued deterioration in the Residential mortgages and Investment property sectors.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page 198.

'Past due and/or impaired'

The tables below provide an aged analysis of loans and advances to customers 'past due and/or impaired' by asset classification. Amounts arising from operational and/or timing issues that are outside the control of customers are generally excluded.

31 December 2012

Loans and advances to customers— past due and/or impaired	Residential mortgages €m	Non- property SME and corporate €m	Property and construction €m	Consumer €m	Total €m
Past due up to 30 days	810	193	197	71	1,271
Past due 31–60 days	1,049	69	230	42	1,390
Past due 61–90 days	456	29	129	20	634

	2,315	291	556	133	3,295

Past due more than 90 days but not impaired	1,408	—	—	—	1,408
Impaired	2,846	4,358	8,809	281	16,294

Defaulted loans	4,254	4,358	8,809	281	17,702

Total past due and/or impaired loans	6,569	4,649	9,365	414	20,997

31 December 2011

Loans and advances to customers including held for sale—past due and/or impaired	Residential mortgages €m	Non- property SME and corporate €m	Property and construction €m	Consumer €m	Total €m
Past due up to 30 days	1,384	273	479	82	2,218
Past due 31–60 days	741	84	416	54	1,295
Past due 61–90 days	431	73	147	22	673

	2,556	430	1,042	158	4,186

Past due more than 90 days but not impaired	1,964	—	—	—	1,964
Impaired	1,474	4,043	7,623	338	13,478

Defaulted loans	3,438	4,043	7,623	338	15,442

Total past due and/or impaired loans	5,994	4,473	8,665	496	19,628

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page 198.

Loans and advances to customers classified as 'past due and/or impaired' amounted to €21.0 billion or 21% of the Group's loan book at 31 December 2012 compared to €19.6 billion or 18% at 31 December 2011.

Residential mortgages classified as 'past due and/or impaired' increased by €0.6 billion from €6.0 billion at 31 December 2011 to €6.6 billion at 31 December 2012 reflecting the increased volume of Irish residential mortgage defaulted loans classified as 'impaired'. Residential mortgage loans past due but not impaired decreased from €2.6 billion at 31 December 2011 to €2.3 billion at 31 December 2012.

Property and construction loans classified as 'past due and/or impaired' were €9.4 billion at 31 December 2012 (€8.7 billion at 31 December 2011) an increase of €0.7 billion reflecting the impact of continued low levels of activity, illiquid property markets and challenging retail sector market conditions, on the Investment property element of the Property and construction book.

The volume of Non-property SME and corporate loans that are 'past due and/or impaired' has remained broadly stable at €4.6 billion at 31 December 2012 (€4.5 billion at 31 December 2011).

Consumer loans that are 'past due and/or impaired' are €414 million at 31 December 2012 compared to €496 million at 31 December 2011, reflecting the overall reduction in consumer loans due to accelerated repayments and subdued demands for new loans and other credit facilities.

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page 198.

31 December 2012

Loans and advances to customers Composition and impairment	Advances (pre-impairment) €m	Defaulted loans €m	Defaulted loans as % of advances %	Impairment provisions €m	Impairment provisions as % of defaulted loans %
Residential Mortgages	55,028	4,254	7.7%	1,594	37%
—Retail Ireland	27,485	3,610	13.1%	1,452	40%
—Retail UK	27,543	644	2.3%	142	22%
Non-property SME and corporate	22,973	4,358	19.0%	1,836	42%
—Republic of Ireland	10,733	2,845	26.5%	1,213	43%
—UK SME	3,524	632	17.9%	234	37%
—Corporate	8,716	881	10.1%	389	44%
Property & construction	19,162	8,809	46.0%	3,876	44%
—Investment property	15,561	5,585	35.9%	1,931	35%
—Land and development	3,601	3,224	89.5%	1,945	60%
Consumer	3,002	281	9.4%	238	85%

Total loans and advances to customers	100,165	17,702	17.7%	7,544	43%

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

31 December 2011

Loans and advances to customers including held for sale Composition and impairment	Advances (pre-impairment) €m	Defaulted loans €m	Defaulted loans as % of advances %	Impairment provisions €m	Impairment provisions as % of defaulted loans %
Residential Mortgages	57,490	3,438	6.0%	1,159	34%
—Retail Ireland	27,854	2,709	9.7%	1,026	38%
—Retail UK	29,636	729	2.5%	133	18%
Non-property SME and corporate	26,718	4,043	15.1%	1,723	43%
—Republic of Ireland	11,497	2,335	20.3%	1,088	47%
—UK SME	3,662	605	16.5%	217	36%
—Corporate	11,559	1,103	9.5%	418	38%
Property & construction	20,580	7,623	37.0%	3,205	42%
—Investment property	16,864	4,553	27.0%	1,562	34%
—Land and development	3,716	3,070	82.6%	1,643	54%
Consumer	3,314	338	10.2%	278	82%

Total loans and advances to customers	108,102	15,442	14.3%	6,365	41%

Impairment Provision by nature of impairment provision	31 December 2012 €m	31 December 2011 €m
Specific provisions individually assessed	5,658	4,321
Specific provisions collectively assessed	1,183	1,045
Incurred but not reported	703	999

Total Impairment provision	7,544	6,365

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page 198.

Loans and advances to customers reduced by 7% or €7.9 billion, from €108.1 billion at 31 December 2011 to €100.2 billion at 31 December 2012 due to deleveraging initiatives undertaken by the Group, muted demand for new lending and actions taken by customers to reduce their levels of debt.

Defaulted loans increased from €15.4 billion or 14.3% of Loans and advances to customers at 31 December 2011 to €16.9 billion or 16.2% at 30 June 2012 and to €17.7 billion or 17.7% at 31 December 2012, with the pace of increase slowing in the second six months of 2012. The loan book continued to be impacted by the general economic downturn in Ireland, resulting in high levels of unemployment, lower disposable incomes, and a heightened level of business insolvencies, allied with illiquid property markets.

The stock of impairment provisions increased from €6.4 billion at 31 December 2011 to €7.5 billion at 31 December 2012, while impairment provisions as a percentage of defaulted loans ('defaulted book cover') also increased from 41% at 31 December 2011 to 43% at 31 December 2012.

Total Residential mortgages defaulted loans increased to €4.3 billion or 7.7% of the loan book at 31 December 2012 from €3.4 billion or 6.0% of the loan book at 31 December 2011, reflecting increased default arrears (based on loan volumes 90 days or more past due), in the Irish mortgage book, in both the Owner occupied and Buy to let segments. The increase in default arrears reflects the continued impact of the general economic downturn in Ireland and affordability issues including falling disposable incomes and sustained high unemployment levels.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The Retail UK Residential mortgage book is broadly stable, with increase in coverage ratios reflective of decreased UK Residential mortgage defaulted loans in an environment of relatively stable house prices.

Further additional disclosures on the Retail Ireland and Retail UK Residential mortgages is set out in the Supplementary Asset Quality Disclosures section on page 367.

Non-property SME and corporate defaulted loans increased to €4.4 billion or 19.0% of the loan book at 31 December 2012 from €4.0 billion or 15.1% of the loan book at 31 December 2011. Despite some early signs of improvement for certain elements of the SME sector, our customers continue to face difficult trading conditions given the general pressure in the Irish SME sector from the continued challenging economic conditions in Ireland which is particularly impacting those sectors correlated with consumer spending. Our international corporate banking portfolios continue to perform satisfactorily.

Defaulted loans in the Property and construction portfolio increased from €7.6 billion or 37.0% of the portfolio at 31 December 2011 to €8.8 billion or 46.0% of the portfolio at 31 December 2012.

In the Investment property sector, defaulted loans increased from €4.6 billion at 31 December 2011 to €5.6 billion at 31 December 2012 reflecting continued low levels of activity and illiquidity in property markets, in both Ireland and the UK. In addition, a challenging retail sector for much of 2012, as evidenced by increased retail tenant defaults and vacancy levels, has contributed to elevated impairment on our Investment property portfolio.

Land and development defaulted loans increased to €3.2 billion or 89.5% of the portfolio at 31 December 2012 from €3.1 billion or 82.6% of the portfolio at 31 December 2011, reflecting the significant challenges faced by this sector and the very illiquid markets.

Consumer defaulted loans amounted to €281 million or 9.4% of the loan portfolio at 31 December 2012 (31 December 2011: defaulted loans of €338 million or 10.2% of the loan portfolio). Consumer loans have reduced significantly reflecting accelerated repayments and subdued demand for new loans and other credit facilities.

3.1.3  Asset Quality—Segmental Analysis

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page 198.

31 December 2012

Risk profile of loans and advances to customers Total before impairment provisions	Retail Ireland €m	Retail UK €m	Corporate and Treasury €m	Total Group €m
High Quality	24,080	27,715	2,359	54,154
Satisfactory Quality	5,329	3,217	4,778	13,324
Acceptable Quality	3,624	2,200	2,475	8,299
Lower quality but not past due or impaired	1,485	1,281	625	3,391

Neither past due nor impaired	34,518	34,413	10,237	79,168

Past due but not impaired	2,597	2,074	32	4,703
Impaired	10,023	4,734	1,537	16,294

Past due but not impaired and impaired	12,620	6,808	1,569	20,997

Total	47,138	41,221	11,806	100,165

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

31 December 2011

Risk profile of loans and advances to customers including held for sale Total before impairment provisions	Retail Ireland €m	Retail UK €m	Corporate and Treasury €m	Total Group €m
High Quality	25,627	29,569	3,248	58,444
Satisfactory Quality	6,107	4,081	5,850	16,038
Acceptable Quality	4,074	2,790	2,596	9,460
Lower quality but not past due or impaired	2,268	1,422	842	4,532

Neither past due nor impaired	38,076	37,862	12,536	88,474

Past due but not impaired	3,439	2,440	271	6,150
Impaired	7,754	3,994	1,730	13,478

Past due but not impaired and impaired	11,193	6,434	2,001	19,628

Total	49,269	44,296	14,537	108,102

The table below provides an aged analysis of loans and advances to customers 'past due and/or impaired' by division:

31 December 2012

Loans and advances to customers which are past due and/or impaired	Retail Ireland €m	Retail UK €m	Corporate and Treasury €m	Total Group €m
Past due up to 30 days	885	379	7	1,271
Past due up to 31–60 days	419	953	18	1,390
Past due up to 61–90 days	259	368	7	634

	1,563	1,700	32	3,295

Past due more than 90 days	1,034	374	—	1,408
Impaired	10,023	4,734	1,537	16,294

Defaulted loans	11,057	5,108	1,537	17,702

Total past due and/or impaired loans	12,620	6,808	1,569	20,997

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

31 December 2011

Loans and advances to customers including held for sale which are past due and/or impaired	Retail Ireland €m	Retail UK €m	Corporate and Treasury €m	Total Group €m
Past due up to 30 days	1,094	912	212	2,218
Past due up to 31–60 days	614	674	7	1,295
Past due up to 61–90 days	370	251	52	673

	2,078	1,837	271	4,186

Past due more than 90 days	1,361	603	—	1,964
Impaired	7,754	3,994	1,730	13,478

Defaulted loans	9,115	4,597	1,730	15,442

Total past due and/or impaired loans	11,193	6,434	2,001	19,628

Repossessed collateral

At 31 December 2012, the Group had collateral held as security, as follows:

Repossessed collateral	31 December 2012 €m	31 December 2011 €m
Residential properties:
Ireland	17	19
UK and other	45	36

	62	55

Other	7	15

Total	69	70

3.1.4  Asset Quality—Other Financial Instruments

Asset quality: Other financial instruments

Other financial instruments include trading securities, derivative financial instruments, other financial instruments at fair value through profit or loss (excluding equity instruments), loans and advances to banks, available for sale financial assets (excluding equity instruments), NAMA senior bonds, interest receivable and any reinsurance assets. The table below sets out the Group's exposure to Other financial instruments based on the gross amount before provisions for impairment.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Other financial instruments are rated using external ratings attributed to external agencies or are assigned an internal rating based on the Group's internal models, or a combination of both. Mappings to external ratings agencies in the table below are therefore indicative only.

	31 December 2012		31 December 2011
Asset quality: Other financial instruments with ratings equivalent to:	€m	%	€m	%
AAA to AA+	4,135	11%	7,005	21%
AA to A-	12,659	36%	14,213	42%
BBB+ to BBB-	17,213	48%	11,310	33%
BB+ to BB-	952	3%	646	2%
B+ to B-	245	1%	521	2%
Lower than B-	309	1%	163	—

Total	35,513	100%	33,858	100%

Other financial instruments at 31 December 2012 amounted to €35.5 billion, an increase of €1.7 billion as compared with €33.9 billion at 31 December 2011. This increase primarily reflects a higher level of available for sale financial assets (AFS) and loans and advances to banks.

The increase in the amount of financial instruments with a credit rating of BBB+ to BBB- primarily reflects both the Group's repo transaction with IBRC of €3.1 billion and the impact of the downgrade of certain AFS covered bonds from AAA to AA+ during 2012.

3.1.5  Credit Risk Methodologies

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

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

Regulatory Approval of Approaches

The Bank of Ireland Group has regulatory approval to use its internal credit models in the calculation of its capital requirements. As at 31 December 2012, 76% of credit risk weighted assets (excluding non-credit obligations) were calculated using internal credit models. This approval covers the adoption of the Foundation IRB approach for non-retail exposures and the Retail IRB approach for retail exposures.

The Structure of Internal Rating Systems

The Group divides its internal rating systems into non-retail and retail approaches. Both approaches differentiate Probability of Default estimates into eleven grades in addition to the category of default. For both non-retail and retail internal rating systems, default is defined based on the likelihood of non-payment indicators that vary between borrower types. In all cases, exposures 90 days or more past due are considered to be in default.

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

Non-Retail Internal Rating Systems

The Group has adopted the Foundation IRB approach for certain of its non-retail exposures. Under this approach, the Group calculates its own estimates for probability of default and uses supervisory estimates of loss given default, typically 45%, and credit conversion factors. To calculate probability of default, the Group assesses the credit quality of borrowers and other counterparties using criteria particular to the type of borrower under consideration. In the case of financial institutions, external credit agency ratings provide a significant challenge within the Group's ratings approach. For exposures other than financial institutions, external ratings, when available for borrowers, play a role in the independent validation of internal estimates.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

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

Other uses of Internal Estimates

Internal estimates play an essential role in risk management and decision making processes, the credit approval functions, the internal capital allocation function and the corporate governance functions of the Group. The specific uses of internal estimates differ from portfolio to portfolio, and for retail and non-retail approaches, but typically include:

•
Internal Reporting

•
Credit Management

•
Calculation of risk adjusted return on capital (RAROC)

•
Credit Decisioning/Automated Credit Decisioning

•
Borrower Credit Approval

•
Internal Capital Allocation between businesses of the Group

For non-retail exposures, through the cycle PD estimates are used to calculate internal economic capital. For other purposes, the cyclical PD estimates typically are used. Both estimates feature within internal management reporting.

Control Mechanisms for Rating Systems

The control mechanisms for rating systems are set out in the Group's model risk policy. Model risk is one of the ten key risk types identified by the Group, the governance of which is outlined in the Group's Risk Framework. A subcommittee of the Group Risk Policy Committee (GRPC), the Risk Measurement Committee (RMC), approves all risk rating models, model developments, model implementations and all associated policies. The Group mitigates model risk as follows:

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

•
Independent Validation: All models are subject to in-depth analysis at least annually. This analysis is carried out by a dedicated unit (the Independent Control Unit—ICU). It is independent of credit origination and management functions.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

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

•
external rating downgrade below an acceptable level; or

•
initiation of bankruptcy proceedings.

At 31 December 2012, each of the following portfolio specific events requires the completion of an impairment assessment to determine whether a loss event has occurred at the balance sheet date that may lead to recognition of impairment losses:

Residential mortgages

•
loan asset has fallen 90 days past due;

•
a forbearance measure has been requested by a borrower and formally assessed;

•
notification of, or intended application for, bankruptcy proceedings, debt settlement or personal insolvency arrangement or similar; or

•
offer of voluntary sale at possible shortfall or voluntary surrender of property security.

Non-property SME and Corporate

•
loan asset has fallen 90 days past due

•
a forbearance measure has been requested by a borrower and formally assessed;

•
internal credit risk rating, or external credit rating, has been downgraded below a certain level;

•
financial statements or financial assessment indicates inability of the borrower to meet debt service obligations and/or a negative net assets position;

•
borrower has ceased trading; or

•
initiation of bankruptcy/insolvency proceedings.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Property and construction

•
loan asset has fallen 90 days past due;

•
a forbearance measure has been requested by a borrower and formally assessed;

•
internal credit risk rating, or external credit rating, has been downgraded below a certain level;

•
financial statements or financial assessment indicates inability of the borrower to meet debt service obligations and/or a negative net assets position;

•
initiation of bankruptcy/insolvency proceedings;

•
a fall in the assessed current value of security such that the loan to value ratio is greater than or equal to 120%;

•
a fall in net rent such that it is inadequate to cover interest with little/no other income to support debt service capacity (Investment property exposures only); or

•
a fall in the assessed gross development value such that sale proceeds are no longer expected to fully repay debt (Development exposures only).

Consumer

•
loan asset has fallen 90 days past due; or

•
a forbearance measure has been requested by a borrower and formally assessed.

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

Methodology for Individually Assessing Impairment

An individual impairment assessment is performed for any exposure for which there is objective evidence of impairment and where the exposure is above an agreed threshold. For Residential mortgage, Non-property SME & Corporate and Property & construction exposures, a de-minimis total customer exposure level of €1 million applies for the mandatory completion of a discounted cash flow analysis for the assessment of impairment. The carrying amount of the exposure net of the estimated recoverable amount (and thus the specific provision required) is calculated using a discounted cashflow analysis. This calculates the estimated recoverable amount as the present value of the estimated future cash flows, discounted at the exposure's original effective interest rate (or the current effective interest rate for variable rate exposures). The estimated future cash flows include forecasted principal and interest

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

payments (not necessarily contractual amounts due) including cash flows, if any, from the realisation of collateral/security held, less realisation costs.

A significant element of the Group's credit exposures are assessed for impairment on an individual basis. An analysis of the Group's impairment provisions and impairment charge by nature of impairment provision is set out in the tables on pages 90 and 101.

Methodology for Collectively Assessing Impairment

Where exposures fall below the threshold for individual assessment of impairment by way of discounted cash flow analysis, such exposures are subject to individual lender assessment to assess for impairment (which may involve the completion of a discounted cash flow analysis to quantify the specific provision amount), or are automatically included for collective impairment provisioning. For collective impairment provisioning, exposures with similar credit risk characteristics (e.g. portfolio of consumer personal loans) are pooled together and a provision is calculated by estimating the future cash flows of a group of exposures. In pooling exposures based on similar credit risk characteristics, consideration is given to features including: asset type; industry; past due status; collateral type; and forbearance status. The provision estimation considers the expected contractual cash flows of the exposures in a portfolio and the historical loss experience for exposures with credit risk characteristics similar to those in the portfolio being assessed. Assumptions and parameters used to create the portfolio provision, which are based on historical experience (i.e. amount and timing of cash flows/loss given default), are regularly compared against current experience in the loan book and current market conditions.

For example, Retail Ireland Residential mortgage customer exposures less than €1 million are provisioned for impairment on a collective basis. These mortgage exposures are pooled based on similar credit risk characteristics such as: asset type; geographical location; origination channel; and forbearance status. The Retail Ireland Residential mortgage collective specific provisioning model has been revised, in the current year, to include forborne and non-forborne loan pool segmentations.

The provisioning model assumptions and parameters use historical loan loss experience adjusted where appropriate for current conditions and current observable data. Some of the key factors used in the calculation of the portfolio specific provision for the Irish Residential mortgage portfolio include assumptions in relation to: residential property price peak to trough; forced sale discount; and time to sale. While the factors and assumptions underpinning the collective provisioning model have been updated for our most recent observed experience, there have been no material changes compared to 31 December 2011. At 31 December 2012, the assumption adopted by the Group in respect of the expected average decline in the value of Irish residential properties is 55% from their peak in 2007 (55% at 31 December 2011).

The Group's critical accounting estimates and judgments on pages 227 and 228, includes sensitivity analysis disclosure on some of the key judgmental areas, including Residential mortgages, in the estimation of impairment charges.

Where there is objective evidence of impairment on a collective basis, this is reported as a specific provision ('collective specific') in line with individually assessed loans. An analysis of the Group's impairment provisions and impairment charge by nature of impairment provision is set out in the tables on pages 90 and 101.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Methodology for establishing incurred but not reported (IBNR) provisions

Impairment provisions are also recognised for losses not specifically identified but which, experience and observable data indicate, are present in the portfolio/group of exposures at the date of assessment. These are described as incurred but not reported provisions. Statistical models are used to determine the appropriate level of IBNR provisions for a portfolio/group of exposures with similar credit risk characteristics (e.g. asset type, geographical location, forbearance status etc.). These models estimate latent losses taking into account three observed and/or estimated factors:

•
loss emergence rates (based on historic grade migration experience or probability of default);

•
the emergence period (historic experience, adjusted to reflect the current conditions and the credit management model); and

•
loss given default rates (loss and recovery rates using historical loan loss experience, adjusted where appropriate to reflect current observable data).

Account performance is reviewed periodically to confirm that the credit grade or probability of default assigned remains appropriate and to determine if impairment has arisen. For consumer and smaller ticket commercial exposures, the review is largely based on account behaviour and is highly automated. Where there are loan arrears, excesses, dormancy, etc. the account is downgraded to reflect the higher underlying risk. For larger commercial loans the relationship manager reassesses the risk at least annually (more frequently if circumstances or grade require) and re-affirms or amends the grade (credit and PD grade) in light of new information or changes (e.g. up to date financials or changed market outlook). Grade migration and adjusted PD grades are analysed for inclusion in the loss model. Recent data sets are used in order to capture current trends rather than averaging over a period which might include earlier and less stressed points in the credit cycle.

The emergence period is calculated using historical loan loss experience. Given the current economic environment the emergence periods are reviewed to reflect the more intensive credit management model in place, where all vulnerable portfolios are reviewed on a shortened cycle. The range of emergence periods is typically three to nine months. The loss given default (LGD) is calculated using historical loan loss experience and is adjusted where appropriate to apply management's credit expertise to reflect current observable data (including an assessment of the deterioration in the property sector, discounted collateral values, rising unemployment and reduced repayment prospects, etc).

While loss emergence rates have been assessed in light of the Group's most recent grade migration experience and current probability of default grades, back testing of emergence periods and LGD factors against current experience in the loan book has not resulted in any material changes in these factors compared to 31 December 2011. Increasing the emergence period or LGD factors in the IBNR model would give rise to an increase in the level of IBNR provisions for a portfolio.

The Group's critical accounting estimates and judgements on pages 227 and 228 includes sensitivity analysis disclosure on some of the key judgemental areas in the estimation of IBNR provisions.

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

reference to the original or latest property valuations held indexed to the Nationwide UK house price index.

In relation to commercial property, where cash flows arising from the realisation of collateral held are included in impairment assessments, management may rely on valuations or business appraisals from independent external professionals. However, in the case of property assets (both investment property and development), in particular in Ireland, where restricted market liquidity continues to be a feature of the market, the Group uses estimated cash flows based on valuations from the most appropriate source available for the asset in question.

These valuation methodologies include formal written valuations from independent external professionals, desktop valuations informed by consultations with external valuers, local market knowledge made available by relevant bank management and/or residual value methodologies.

•
Formal written valuations from independent external professionals:    Up to date, independent, professional valuations in writing are sought in circumstances where there continues to be sufficient transactional evidence and market liquidity to support an expert objective view. These circumstances are more likely to exist in markets outside Ireland and/or where land and development property assets are at or near practical completion. External qualified firms with appropriate knowledge of the particular market are commissioned to provide formal written valuations, including an assessment of the timeline for disposal.

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

•
Local market knowledge made available by relevant bank management:    Local market knowledge made available by relevant bank management occurs typically where sufficient transactional evidence supports this approach. In relation to development land, estimated valuations of undeveloped sites may be expressed on a 'per plot' basis if there is suitable zoning/planning in place, whereas unzoned rural land may be assumed to have only agricultural value.

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

In all cases where the valuation methodologies outlined for property collateral are used, the initial recommendation of the realisable value and the timeline for realisation are arrived at by specialist work-out units. These estimated valuations are subject to review, challenge and, potentially, revision by experienced independent credit professionals in underwriting units within the Credit & Market Risk function and are ultimately approved in line with delegated authority upon the recommendation of the credit underwriting unit. At all approval levels, the impairment provision and the underlying valuation methodology is reviewed and challenged for appropriateness, adequacy and consistency.

The Group operates a tiered approval framework for impairment provisions, depending on the exposure or impairment provision amount, which are approved by various delegated authorities up to Credit Committee level.

Property and construction loans are the principal asset class where one or more valuation methods as described above are applied. Property and construction loans total €19 billion or 19% of total loans at 31 December 2012 (before impairment provisions) (31 December 2011: €21 billion or 19% of total loans).

After applying one or more of the above methodologies, resulting valuations for impaired land and development assets within the Property and construction portfolio show a wide range of discounts (typically between 50% and 95% in Ireland) to the estimated peak market values for the underlying property collateral assets. Key influencing factors as to the level of discount include the type of property asset (with undeveloped land incurring a relatively high discount), the status of zoning and planning and the location in terms of both jurisdiction/region and proximate environment, e.g. whether city centre, suburban, provincial town or rural.

Impaired loans review

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

An impaired loan is restored to unimpaired status when the contractual amount of principal and interest is deemed to be fully collectible. Typically, a loan is deemed to be fully collectible based on an updated assessment by the Group of the borrower's financial circumstances. The assessment includes a demonstration of the customer's ability to make payments on the original/revised terms and conditions as may be agreed with the Group as part of a sustainable forbearance arrangement.

If a restructured loan is removed from unimpaired status, its specific provision (either individual or collective) will be released. However, the loan would be included in a pool of exposures on which an IBNR provision is determined.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

3.2  Liquidity Risk

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page 198.

Key points

•
Deleveraging of the Group's loan book continued with the loan to deposit ratio reducing to 123% from 144% at 31 December 2011 and 175% in December 2010.

•
The Group has grown its customer deposits to €75 billion while actively bringing down pay rates in all markets.

•
The safe and measured disengagement from the Eligible Liabilities Guarantee (ELG) scheme has been a core strategic priority of the Group. The Group has prepared for, and is ready for, the withdrawal of the ELG on 28 March 2013 for new liabilities.

•
The Group was successful in issuing c.€1 billion of euro fixed rate covered bonds with a three year maturity. This was the first benchmark size euro denominated public issue based on Irish mortgage collateral from an Irish institution since late 2009. This transaction represented an important step in the Group's strategy to return to a more sustainable and normalised funding position with a reduced usage of monetary authority borrowings.

•
The Group has decreased funding from Monetary Authorities to €15 billion (€12 billion net, excluding the IBRC transaction).

•
Following the announcement by the Irish Government in early February 2013 that it would liquidate the Irish Banking Resolution Corporation (IBRC), the Group's IBRC repo transaction was terminated by the Group on a no gain/no loss basis effective on 13 February 2013. The Group's wholesale funding was reduced on 13 February 2013 to reflect the cancellation of the funding required for the IBRC transaction resulting in no net impact on the Group's liquidity position.

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page 198.

Definition of Liquidity Risk

Liquidity risk is the risk that the Group will experience difficulty in financing its assets and/or meeting its contractual payment obligations as they fall due, or will only be able to do so at substantially above the prevailing market cost of funds. Liquidity risk arises from differences in timing between cash inflows and outflows. Cash inflows are driven, among other things, by the maturity structure of loans and investments held by the Group, while cash outflows are driven, inter alia, by the term of the debt issued by the Group and the outflows from deposit accounts held for customers. Liquidity risk can increase due to the unexpected lengthening of maturities or non-repayment of assets, a sudden withdrawal of deposits or the inability to refinance maturing debt. These factors are often associated with times of distress or adverse events such as a credit rating downgrade(s) or economic or financial turmoil.

Liquidity Risk Management

The Group's exposure to liquidity risk is governed by the Group's Risk Appetite Statement and associated limits and the Group's funding and liquidity policy, both of which are approved by the Court on the recommendation of the GRPC and CRC. The objective of the policy is to ensure that the Group can meet its obligations, including deposit withdrawals and funding commitments, as they fall due. The operation of

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

this policy is delegated to the Group's Asset and Liability Committee (ALCO). Liquidity management within the Group focuses on the overall balance sheet structure together with the control, within prudent limits, of risk arising from the mismatch of maturities of assets and liabilities and the risks arising from undrawn commitments and other contingent liabilities. Liquidity management consists of two main activities:

•
Tactical liquidity management focuses on monitoring current and expected daily cash flows to ensure that the Group's liquidity needs can be met. This takes account of the Group's access to unsecured funding (customer deposits and wholesale funding) and the liquidity characteristics of a portfolio of highly marketable assets and a portfolio of contingent assets that can be readily converted into funding to cover unforeseen cash outflows; and

•
Structural liquidity management focuses on assessing an optimal balance sheet structure taking account of the expected maturity profile of assets and liabilities and the Group's debt issuance strategy. The Group is required to comply with the liquidity requirements of the Central Bank of Ireland and also with the requirements of local regulators in those jurisdictions where such requirements apply to the Group. The Central Bank requires that banks have sufficient resources (cash inflows and marketable assets) to cover 100% of expected cash outflows in the 0 to 8 day time horizon and 90% of expected cash outflows in the 9 day to 30 day time horizon.

Stress testing and scenario analysis

The Group performs stress testing and scenario analysis to evaluate the impact of stresses on its liquidity position. These stress tests incorporate Group specific risks and systemic risks and are run at different levels of possible, even if unlikely, severity. Tactical actions and strategies available to mitigate the stress scenarios are evaluated as to their appropriateness. Stress test results are reported to ALCO, the GRPC, the CRC and the Court.

Liquidity Risk Measurement

The Group's cash flow and liquidity reporting processes provide management with daily liquidity risk information by designated cash flow categories. These processes capture the cash flows from both on balance sheet and off balance sheet transactions. The tables below summarise the maturity profile of the Group's financial assets and liabilities, excluding those arising from insurance and participating investment contracts at 31 December 2012 and 31 December 2011 based on the remaining contractual maturity period at the balance sheet date (discounted) and the totals agree to the balance sheet on page 191. NAMA senior bonds have been included in the table based on their ultimate expected maturity. Unit linked investment liabilities and unit linked insurance liabilities with a carrying value of €5,256 million and €7,988 million respectively (31 December 2011: €4,954 million and €7,037 million respectively) are excluded from this analysis as their repayment is linked directly to the financial assets backing these contracts. The Group measures liquidity risk by adjusting the contractual cash flows on retail deposit books to reflect their inherent stability.

Customer accounts include a number of term accounts that contain access features. These allow the customer to access a portion or all of their deposits notwithstanding that this withdrawal could result in financial penalty being paid by the customer. For such accounts, the portion subject to the potential early access has been classified in the 'demand' category in the table below.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page 198.

Basel III/CRD IV

The Basel III framework is a comprehensive set of reform measures, developed by the Basel Committee on Banking Supervision, to strengthen the regulation, supervision and risk management of the banking sector. When implemented, these regulations would have significant implications for the Group from a liquidity perspective.

The significant impacts for liquidity reporting are as follows:

•
Liquidity coverage ratio—The liquidity coverage ratio (LCR) will require banks to have sufficient high-quality liquid assets to withstand a 30-day stressed funding scenario that is specified by supervisors. The ratio is proposed to come into effect from January 2015 with a phased implementation to 2019. 60% of target would be required in January 2015.

•
Net stable funding ratio—The net stable funding ratio (NSFR) is a longer-term structural ratio designed to address liquidity mismatches. It provides incentives for banks to use stable sources of funding. The ratio is proposed to come into effect from January 2018.

•
The regulations introducing the Basel III liquidity requirements have not yet been finalised. In the interim the Group is targeting to be in compliance with the ratios by the implementation dates and is reporting its progress in this regard to the CBI under the Advanced Monitoring Framework which replaced the PLAR requirements from September 2012.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page 198.

31 December 2012

Maturities of financial assets and liabilities	Demand €m	Up to 3 months €m	3-12 months €m	1-5 years €m	Over 5 years €m	Total €m
Assets
Cash and balances at central banks	8,472	—	—	—	—	8,472
Trading securities	—	—	35	39	69	143
Derivative financial instruments	713	150	274	2,454	2,256	5,847
Other financial assets at fair value through profit or loss(1)	737	98	87	355	1,878	3,155
Loans and advances to banks	2,134	3,988	3,329	7	48	9,506
Available for sale financial assets(1)	—	435	945	7,657	2,002	11,039
NAMA senior bonds	—	—	667	1,880	1,881	4,428
Loans and advances to customers (before impairment provisions)	6,240	7,631	7,344	24,783	54,167	100,165

Total	18,296	12,302	12,681	37,175	62,301	142,755

Liabilities
Deposits from banks	467	3,494	452	2,759	—	7,172
Drawings from Monetary Authorities (gross) other	—	—	—	12,300	—	12,300
Drawings from Monetary Authorities (gross) IBRC	—	3,060	—	—	—	3,060
Customer accounts	46,906	20,475	5,187	2,521	81	75,170
Derivative financial instruments	559	110	278	1,885	2,442	5,274
Debt securities in issue	—	528	4,513	8,078	3,694	16,813
Subordinated liabilities	—	—	—	1,051	656	1,707

Total	47,932	27,667	10,430	28,594	6,873	121,496

(1)
excluding equity shares which have no contractual maturity.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

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

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page 198.

Liquidity Risk Mitigation

Wholesale Funding diversification

While liquidity conditions are constrained at present, the Group in the normal course aims to maintain funding diversification, minimise concentrations across funding sources and control the level of short term wholesale sources of funds.

The credit market backdrop for Irish debt has improved, supported in part by investors' search for yield, although cost remains elevated. The Group successfully accessed the public wholesale markets in late 2012 in both secured and subordinated format with a €1 billion three year Asset Covered Security and €250 million 10 year Lower tier 2 issue.

Customer Deposits

The Group's customer deposit strategy is focussed on growing high quality stable deposits at acceptable pricing by leveraging the Group's extensive retail and corporate customer franchise in Ireland and by accessing the UK retail market through Bank of Ireland (UK) plc and particularly the Group's strategic partnership with the UK Post Office. The Irish retail deposit base has declined marginally over 2012. The

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

continued success of the partnership with the UK Post Office has delivered a deposit base of Stg£18.5 billion at 31 December 2012 which has exceeded the Group's targets. In addition, the positive market sentiment shown towards the Group has aided retention and growth of banking customer relationships in the Corporate and Treasury Division, in Ireland, the UK and internationally.

The Group continues to focus on the growth of retail deposits and relationship-based corporate deposits which arise from the Group's broader lending and treasury risk management activities with a view to further reducing its dependence on wholesale funding and further reducing its customer loan to deposit ratio.

During 2012, the Group reduced the volume of customer deposits that were covered by the ELG scheme to €21 billion or 28% of the Group's total customer deposits at 31 December 2012 from €26 billion or 37% at 31 December 2011.

Included within deposits is €1 billion relating to sale and repurchase agreements with financial institutions who do not hold a banking licence.

On a constant currency basis the Group's customer deposits at 31 December 2012 grew by €4.0 billion when compared to the Group's customer deposits at 31 December 2011.

The Minister for Finance announced the withdrawal of the Eligible Liabilities Guarantee in respect of new liabilities effective from midnight 28 March 2013, in late February 2013. The majority of personal and business customer deposits will continue to be guaranteed under the existing statutory Deposit Guarantee Scheme.

Funding and Liquidity Position

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page 198.

Customer deposits	31 December 2012 €bn	31 December 2011 €bn
Retail Ireland	35	36
—Deposits	24	25
—Current account credit balances	11	11
Retail UK	30	27
Retail UK (Stg£bn equivalent)	25	22
—UK Post Office	19	16
—Other Retail UK	6	6
Corporate and Treasury	10	8

Total customer deposits	75	71

Loan to deposit ratio	123%	144%

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page 198.

Funding and Liquidity Position

The Group's credit ratings of BB+/Ba2/BBB/BBB for Standard & Poor's, Moody's, Fitch and DBRS respectively have remained stable during 2012. The Group's Fitch credit rating Outlook was revised to Stable from Negative following the revision of the Irish Sovereign Outlook to Stable in November 2012.

Ireland—Senior debt	31 December 2012	31 December 2011
Standard & Poor's	BBB+ (Negative)(1)	BBB+ (Negative)
Moody's	Ba1 (Negative)	Ba1 (Negative)
Fitch	BBB+ (Stable)	BBB+ (Negative)
DBRS	A (Low) (Negative trend)	A (Low) (Negative trend)

BOI—Senior debt	31 December 2012	31 December 2011
Standard & Poor's	BB+ (Negative)	BB+ (Negative)
Moody's	Ba2 (Negative)	Ba2 (Negative)
Fitch	BBB (Stable)	BBB (Negative)
DBRS	BBB (High) (Negative trend)	BBB (High) (Negative trend)

(1)
Subsequent to year end Standard & Poor's has upgraded the Irish Sovereign Outlook from Negative to Stable on 11 February 2013

Funding Position

The Group has access to the liquidity operations offered by Monetary Authorities using its pool of contingent collateral. The Group has decreased its usage of liquidity facilities made available by Monetary Authorities by asset deleveraging, growing customer deposits and the use of collateralised market term funding. The Group's funding from Monetary Authorities further decreased to €12 billion (net and excluding the IBRC repo transaction) from €22 billion (net) at 31 December 2011. As described in note 57 to the Consolidated Financial Statements, the Group participates in the ELG scheme, which guarantees certain liabilities of Irish financial institutions. The scheme is being withdrawn effective 28 March 2013. Any existing or future qualifying liabilities (i.e. those opened from 11 January 2010 up to and including 28 March 2013) will continue to be covered until maturity/end of notice period up to a limit of 5 years.

A key priority of the Group is to continue to reduce its usage of Monetary Authorities as market conditions improve and the Group's wholesale funding requirement reduces.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page 198.

Summary Consolidated Balance Sheet	31 December 2012 €bn	31 December 2011 €bn	Change %
Loans and advances to customers (after impairment provisions)	93	102(1)	(9%)
Liquid assets	33	31	6%
Other assets	22	22	—

Total assets	148	155	(5%)

Customer deposits	75	71	6%
Wholesale funding	39	51	(24%)
Subordinated liabilities	2	1	—
Other liabilities	23	22	5%

Total liabilities	139	145	(4%)

Stockholders' equity	9	10	(10%)

Total liabilities and stockholders' equity	148	155	(5%)

Loan to deposit ratio	123%	144%

(1)
On the balance sheet on page 191, these amounts are presented on separate lines being Loans and advances to customers and Assets classified as held for sale.

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page 198.

Deleveraging

The 2011 PCAR incorporates a deleveraging plan (PLAR) which anticipates a loan to deposit ratio of less than 122.5% for the Group by 31 December 2013. This plan included the proposed divestments of c.€10 billion of the non-core loan portfolios by 31 December 2013. As reported on 28 June 2012, the Group has achieved this divestment target. For further information see notes 17 and 19 to the Consolidated Financial Statements.

The Group's loans and advances to customers (after impairment provisions) at 31 December 2012 of €93 billion reflects a decrease of 9% when compared to the Group's loans and advances to customers of €102 billion at 31 December 2011 and a reduction of 34% from the peak reported level of €144 billion at 30 September 2008.

The Group's loan to deposit ratio was 123% at 31 December 2012 down from 144% at 31 December 2011, and 175% at 31 December 2010.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page 198.

	31 December 2012		31 December 2011
Wholesale funding sources	€bn	%	€bn	%
Secured funding	31	79%	40	78%
—Monetary Authority (gross) other	12	31%	23	45%
—Monetary Authority (gross) IBRC	3	8%	—	—
—Covered bonds	7	18%	6	12%
—Securitisations	4	10%	4	8%
—Private market repo	5	12%	7	14%
Unsecured funding	8	21%	11	22%
—Senior debt	6	16%	9	18%
—Bank deposits	2	5%	2	4%
Total Wholesale funding	39	100%	51	100%

Wholesale funding > 1 year to maturity	27	68%	28	55%
Wholesale funding < 1 year to maturity	12	32%	23	45%
Drawings from Monetary Authorities (net)	15	—	22	—

	31 December 2012		31 December 2011
Wholesale funding maturity analysis	€bn	%	€bn	%
Less than 3 months	7	19%	21	41%
3 months to one year	5	13%	2	4%
One to five years	23	59%	24	47%
More than five years	4	9%	4	8%

Wholesale funding	39	100%	51	100%

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page 198.

Wholesale funding of €39.3 billion has decreased by €11.4 billion (net) since 31 December 2011 reflecting continued deleveraging of loans and advances to customers, increased deposit volumes across the Group and the sale of assets from other Group entities to Bank of Ireland (UK) plc leading to a reduction in the liquid assets held by Bank of Ireland (UK) plc in excess of regulatory liquidity requirements. At 31 December 2012, €27 billion or 68% of wholesale funding had a term to maturity of greater than one year (31 December 2011: €28 billion or 55%). This includes the Group's participation in the ECB's December 2011 and February 2012 three year LTROs.

During 2012, following stockholder approval, the Group executed a 364 day repo transaction with the state and IBRC for an amount of €3.1 billion. This transaction increased the Group's holding of liquid assets and the Group's funding from Monetary Authorities. See note 57 to the Consolidated Financial Statements for more detail.

Other funding from Monetary Authorities (gross) of €12.3 billion has decreased by €10.2 billion since 31 December 2011 and includes €4.4 billion of funding related to NAMA senior bonds and €1.5 billion of a

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

net incremental investment in Irish sovereign and government guaranteed senior bank bonds as part of the Group's participation in the December 2011 and February 2012 three year LTROs.

In November 2012, the Group accessed public term debt markets for the first time since October 2010 with a €1 billion three-year Irish Asset Covered Security (ACS) transaction. In December 2012 the Group became a member of Eurex Repo, accessing €0.7 billion of liquidity from this platform as at 31 December 2012.

During 2012, the Group repaid €2.7 billion of senior unsecured debt. As the Group continues to meet ongoing deleveraging targets, the Group's requirement for new issuance during 2013 is likely to be significantly lower than scheduled redemptions of secured and unsecured debt.

During 2012, the Group issued and retained Government guaranteed Own-Use Bonds (OUB's) which are eligible for ECB monetary policy operations. None were in issue at 31 December 2012.

As set out in note 66 to the Consolidated Financial Statements, the IBRC repo transaction was terminated by the Group on a no gain/no loss basis effective on 13 February 2013, reducing wholesale funding by €3.1 billion.

Liquidity Risk Reporting

The Group's liquidity risk appetite is defined by the Court of Directors to ensure that funding and liquidity are managed in a prudent manner. The Court monitors adherence to the liquidity risk appetite through the quarterly Court Risk Report. An annual review process is in place to enable the Court to assess the adequacy of the Group's liquidity risk management process.

Through this process, management advises the Court of any significant changes in the Group's liquidity or funding position. Management receive daily, weekly and monthly funding and liquidity reports which are monitored daily against the Group's risk appetite statement. It is the responsibility of ALCO to ensure that the measuring, monitoring and reporting of funding and liquidity is adequately performed and complies with the governance framework.

On a quarterly basis, the Court and the CRC receive the results of liquidity stress tests which estimate the potential impact on Group liquidity in a range of scenarios. The Court is also advised in the monthly CEO Report of emerging developments in the area of funding and liquidity in the markets in which the Group operates.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

3.3  Market Risk

Key Points:

•
The requirement to fund a material part of the Group's sterling balance sheet from euro creates a structural exposure to the cost of hedging this currency mismatch which is known as cross currency basis. The Group actively hedges this exposure to secure the funding of the sterling balance sheet and smooth the exposure to cross currency basis.

•
The multiplicity of re-pricing conventions for variable rate assets, liabilities and derivatives creates an exposure to changes in the differential between these rates known as reset basis risk. The Group employs selective hedging to reduce its exposure to reset basis risk.

•
Discretionary risk taking remained relatively low in 2012, reflected in low levels of Value at Risk (VaR).

•
Changes in the operation of over-the-counter (OTC) derivatives will take effect in 2013 as a consequence of a number of regulatory initiatives (including the European Market Infrastructure Regulation (EMIR)). The Group continues to devote substantial effort and resources to ensure it is in a position to comply fully with these new arrangements and obligations.

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page 198.

MARKET RISK IN THE GROUP

Definition of Market Risk

Market risk is the risk of loss arising from movements in interest rates, foreign exchange (fx) rates or other market prices.

Market risk arises naturally through customer lending and deposit-taking, the servicing of customer fx and other customer risk management needs, wholesale funding and investment in securities for liquid asset purposes.

It is Group policy to eliminate market risk as far as practicable, subject to a relatively conservative permission to take discretionary risk. Nonetheless, certain structural market risks remain and, in some cases, are difficult to eliminate fully. These structural risks arise inter alia from the presence of non-interest related assets and liabilities on the balance sheet, the multiplicity of pricing conventions for variable rate assets, liabilities and derivatives, the multi-currency mix of assets and liabilities and the requirement in the Group's case to fund sterling assets out of euro. In addition, the Group bears economic exposure to changes in the value of its assets and liabilities arising from credit spread movements.

Risk Management, Measurement and Reporting

The management of market risk in the Group is governed by the Group's Risk Appetite Statement and by the Group Policy on Market Risk, both of which are approved by the Court. Market risk limits and other controls are set by the Group's Asset and Liability Committee (ALCO) which has primary responsibility for the oversight of market risk.

Interest rate risk arising on customer lending and term deposit-taking is centralised by way of internal hedging transactions with Bank of Ireland Global Markets (BoIGM). Risk also arises on the books of BoIGM through wholesale funding, investment in securities for liquid asset purposes, the creation of certain savings products (mainly equity-linked) and through servicing the fx and interest-rate risk management needs of corporate and business customers.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

These risks are, as far as practicable, eliminated by BoIGM through hedging transactions with external markets or—in the case of a small quantum of the risks concerned—are run as short-term discretionary risk positions subject to policy and limits. Discretionary risk-taking is confined to interest rate risk, fx risk and a small element of traded credit risk. The Group does not seek to generate a material proportion of its earnings through discretionary risk taking and it has a low tolerance for earnings volatility arising from this activity which is reflected in policy, limits and other controls applied. Discretionary risk is discussed further below.

Similarly, market risks in the Group's life assurance business, New Ireland Assurance Company plc (NIAC), are eliminated as far as practicable. Certain residual risks are inherent in this business, notably exposure to credit spreads on assets held in the non-unit linked book and indirect exposure to equity markets through changes in the discounted value of fees applied to equity assets held by policy holders in insurance contracts.

The activities set out above involve, in many instances, transactions in a range of derivative instruments. The Group makes extensive use of derivatives to hedge its balance sheet, service its customer needs and—to a much lesser extent—to assume discretionary risk.

The Group's participation in derivatives markets is subject to policy approved by the GRPC. The Group makes a clear distinction between derivatives which must be transacted on a perfectly hedged basis, and those whose risks can be managed within broader interest rate or foreign exchange books. Since these books can be structured to assume some degree of discretionary market risk, derivative positions held within them will not necessarily be exactly hedged. Discretionary market risk can only be assumed in clearly defined categories of derivatives which are traded in well-established liquid markets, supported by industry standard conventions and documentation and valued in accordance with generally accepted methods.

Structural and Other Economic Risks

Notwithstanding the overriding objective of running minimal levels of market risk, certain structural market risks remain and are managed centrally as part of the Group's asset and liability management process. In addition, certain economic risks are inherent in the Group's balance sheet, notably exposure to changes in credit spreads.

Structural interest rate risk

Structural interest rate risk arises from the existence of non-interest bearing liabilities and assets on the balance sheet. The principal non-interest bearing liabilities are equity and non-interest bearing current accounts; the principal assets are expected recoveries on impaired loans, a proportion of which the Group treats as an offset to non-interest bearing liabilities. It is Group policy to invest its net non-interest bearing liabilities (or free funds) in a portfolio of swaps with an average life of 3.5 years and a maximum life of 7 years. This has the effect of mitigating the impact of the interest rate cycle on net interest margin.

Basis risk

The requirement to fund a material part of the Group's sterling balance sheet from euros creates a structural exposure to the cost of hedging this currency mismatch which is known as cross currency basis. The Group actively hedges this exposure to secure the funding of the sterling balance sheet and smooth the exposure to cross currency basis.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The multiplicity of re-pricing conventions for variable rate assets, liabilities and derivatives creates an exposure to changes in the differential between these rates known as reset basis risk. In the Group's case, the principal rates used for product and derivative re-pricing are 1, 3 and 6 month Euribor and sterling Libor, the ECB Refinancing Rate and the Bank of England Base Rate. Changes in the level of systemic stress in financial markets and the policy actions of central banks can bring about sustained changes in the differential, or basis, between these different floating rate indices and this, in turn, can have an adverse impact on the Group's net interest margin. The Group employs selective hedging to reduce its exposure to reset basis risk.

Structural foreign exchange risk

The Group defines structural foreign exchange risk to be the exposure of its key capital ratios to changes in exchange rates. Changes in exchange rates can increase or decrease the overall euro-equivalent level of Risk Weighted Assets. It is Group policy to manage structural foreign exchange risk by ensuring that the currency composition of its Risk Weighted Assets and its structural net asset position by currency are broadly similar. This is designed to minimise the impact of the exchange rate movements on the principal capital ratios.

At 31 December 2012, the Group's structural net asset positions in sterling and US dollar are set out in the table below. This represents the Group's net investment in subsidiaries, associates and branches, the functional currencies of which are currencies other than euro.

Reflecting a range of initiatives, the Group has reduced its structural net asset positions in sterling and US dollar, as set out in the table below:

Structural FX position	31 December 2012 €m	31 December 2011 €m
Sterling—net asset position	2,833	3,992
US dollar—net asset position	430	877

Total structural FX position	3,263	4,869

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page 198.

A 10% strengthening in both sterling and US dollar against the euro would have resulted in a decrease in the Group's Core tier 1 (PCAR/EBA) ratio of 4 basis points as at December 2012.

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page 198.

Credit spread risk on available for sale assets

In common with all banks, the Group bears economic exposure to changes in credit spreads on its assets and liabilities. Securities purchased as liquid assets are held at fair value on the balance sheet with movements in fair value (other than changes due to impairments) recognised in the reserves. At 31 December 2012, the Group held €11.1 billion in securities classified as available for sale financial assets (31 December 2011: €10.3 billion). Available for sale financial assets include both floating rate securities and fixed rate securities swapped to a floating rate. A one basis point increase in the average spread to Euribor or Libor of the book at 31 December 2012 would have reduced its value by €4 million (31 December 2011: €3.4 million).

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Discretionary market risk

Discretionary market risk is any risk that is voluntarily assumed in anticipation of a gain from favourable movements in financial markets. Discretionary risk can be taken by leaving naturally arising customer risk un-hedged for a period or by taking proprietary positions in the market.

Discretionary market risk is subject to strict controls which set out the markets and instruments in which risk can be assumed, the types of positions which can be taken and the limits which must be complied with. BoIGM's discretionary market risk is predominantly interest rate risk and fx risk taken in derivative markets. The Group also uses credit derivatives, on a limited basis, within its trading book to take exposure to specific and general credit spread movements.

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

The Group recognises that VaR is subject to certain inherent limitations and therefore VaR limits are supplemented by a range of controls that include position limits and loss tolerances. In addition, scenario based stress tests and long run historic simulations are used to assess and manage discretionary market risk.

The Group's peak, average and end-of-year one-day VaR is shown in the table below for interest rate and fx risk. In the case of interest rate risk, this distinguishes between overall interest rate risk (Trading plus Banking Book) and interest rate risk in the Trading Book.

The Group's peak, average and end of period, 1 day VaR in the year ended 31 December 2012 and in the year ended 31 December 2011 are set out in the following table:

Value at risk	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Overall Interest Rate VaR
Peak	1.9	3.6
Average	0.8	1.5
End period	0.2	0.9
Trading Book Interest Rate VaR
Peak	1.8	1.9
Average	0.7	0.8
End period	0.2	0.3
Foreign Exchange VaR
Peak	0.9	1.1
Average	0.4	0.5
End period	0.3	0.2

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Market Risk in New Ireland Assurance Company plc

Life insurance risk is discussed in the section immediately to follow. The market risks inherent in life assurance are set out below.

Under IFRS, insurance contracts are accounted for on a discounted cash flow (DCF) basis. This means that the earnings of New Ireland Assurance Company (NIAC) are potentially exposed to any difference between the discounted value of its liabilities and the market value of its assets, in addition to changes in the discounted value of certain projected future income streams.

NIAC is exposed to market risk on its non-unit linked book to the extent that the cash flow profile of the liabilities in this book differs from that of the portfolio of matching assets. At 31 December 2012, these assets consisted of €813 million in Eurozone sovereign bonds (31 December 2011: €805 million) and €178 million in non-sovereigns securities (31 December 2011: €13 million). NIAC manages this risk so as to minimise the sensitivity of its capital to changes in interest rates through a policy of close asset/liability matching. Because there is not an exact correspondence between IFRS earnings and changes in regulatory capital, the sensitivity of NIAC's earnings to interest rate changes is somewhat higher than the sensitivity of its capital position. The impact on earnings of a parallel 50 basis points shift in yield curves, holding spread relationships constant, is €9 million negative for an upward shift and €7 million positive for a downward shift. (31 December 2011: €6 million negative and €7 million positive, respectively).

The non-unit linked book is also exposed to changes in credit spreads, which can involve changes in the general level of bond yields with respect to swap rates and changes in relative spreads on different asset classes. At 31 December 2012, a 50 basis points widening of all bond yields with respect to swap rates applied to the non-linked book would have had an impact on earnings of €17 million negative, while a 50 basis points tightening would have had a positive impact of €23 million. (31 December 2011: €16 million negative and €12 million positive respectively).

New Ireland's earnings are indirectly exposed to changes in equity markets. This arises because a management fee is charged on the value of some €3 billion of equities held for policyholders in insurance contracts. As equity markets move up and down, this gives rise to a change in the current and discounted future stream of equity-related fees which is reflected in NIAC's earnings. Every 1% fall in equity markets applied to positions at 31 December 2012, would have reduced NIAC's earnings by €1 million (31 December 2011: €1.2 million reduction). Every 1% increase would have had an equal and opposite impact.

3.4  Life Insurance Risk

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page 198.

Key Points:

•
The insurance market in Ireland remains challenging but with opportunities for the larger companies in the market.

•
Persistency rates continue to improve towards the long term average assumptions and management of persistency remains a key focus.

•
On a wider scale, the outlook for economic growth and the normalisation of eurozone bond markets are two key factors for the insurance market in general.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page 198.

Definition

Life insurance risk is defined as the volatility in the amount and timing of claims caused by an unexpected change in mortality, longevity, persistency or morbidity. Mortality risk is the risk that the claim payments incurred by the business due to deaths of assured lives within the portfolio are greater than expected. Longevity risk is the risk that claim payments incurred by the business due to the rates of survival within the portfolio of annuitants within the portfolio are greater than expected. Morbidity risk, primarily critical illness risk, is the risk that claim payments incurred by the business due to critical illness events are greater than expected. Persistency or lapse risk is the risk that customers lapse their policies earlier than expected resulting in a loss of future anticipated fees.

Risk management

Life insurance risk is underwritten and managed by NIAC, a wholly owned subsidiary of the Group. The management of insurance risk is the responsibility of the Board of NIAC. Responsibilities delegated by the Board to the Reinsurance Committee include completing a review of the reinsurance arrangements at least annually and reporting on this review to the Board Risk Committee. This includes a review of the panel of reinsurers that may be used and the optimal structure of its reinsurance arrangements. The Reinsurance Committee comprises senior members of the management team with actuarial and underwriting expertise.

Risk measurement

The amount at risk on each life insurance policy is the difference between the sum assured payable on the insured event and the reserve held. Risk experience is monitored monthly. Actual claims experience is compared to the underlying risk assumptions. Risk profits and losses are reported to senior management and reflected in new business pricing and new product design.

Insurance related market risk is outlined and quantified in the market risk section on pages 124 to 128 which has been described as forming an integral part of the audited financial statements as set out in the basis of preparation on page 198.

Risk mitigation

NIAC mitigates the potential impact of insurance risk through a number of measures. These include reinsurance, underwriting, contract design and diversification.

Risk reporting

An update on the status of life insurance risk is included in the Court Risk Report which is presented to the GRPC, the CRC and the Court on a quarterly basis.

Future developments

Solvency II is the new supervisory regime that had been expected to apply to assurers in the EU from 2014. Its implementation is, however, expected to be delayed beyond this date. It is designed to facilitate the development of a single market in insurance services in the EU, whilst at the same time securing an adequate level of consumer protection.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

3.5  Regulatory Risk

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page 198.

Key Points:

•
The regulatory environment remained challenging during 2012, as policymakers and regulators continued to strengthen regulation and supervision in response to the events of 2007/2008 and subsequent economic and financial stress with consequent workload implications.

•
Key focus during the year was ensuring compliance with a multiplicity of regulatory requirements emanating from the Central Bank of Ireland and the FSA in the UK.

•
The heavy regulatory and compliance agenda is expected to continue in 2013 and beyond with strong Group focus on continuing compliance with regulatory obligations.

•
On 4 October 2012, the Central Bank of Ireland reprimanded the Group and imposed a monetary penalty of €120,000 in relation to breaches of Section 31(3) of the Asset Covered Securities Act 2001 and Regulation 16 of the European Communities (Licensing and Supervision of Credit Institutions) Regulations 1992. The integrity of the Covered Asset Pool was not impacted in any way and the Central Bank has confirmed that the matter is now closed.

•
CRD IV will implement Basel III rules in the EU. The legislation is currently in draft form with consideration of the final proposals now expected in H1 2013. The rules are expected to be implemented on a phased basis commencing in 2014 and currently planned to complete by 2019. In the absence of final legislation, and in line with other financial institutions, the impact on the Group's capital ratios, in the absence of mitigating actions, is expected to be material.

Definition

Regulatory risk is the risk of failure to meet new or existing regulatory and/ or legislative requirements and deadlines or to embed requirements into processes. It also includes the risk to the Group's capital, liquidity and profitability from the impact of future legislative and regulatory changes. It arises from a failure to comply with the laws, regulations or codes applicable to the financial services industry in the jurisdictions within which the Group operates. Non-compliance has adverse reputational and financial implications and may lead to fines, public reprimands, enforced suspension of operations or, in extreme cases, withdrawal of authorisation to operate.

Risk management, measurement and reporting

The Group manages regulatory risk under a regulatory risk overall framework. This is implemented by accountable executives, monitored primarily by the Group Regulatory Compliance and Operational Risk Committee (GRCORC), and within the overall Group risk governance structure outlined on page 75 and supported by the Group Regulatory Compliance and Operational Risk (GRCOR) function. The effective management of regulatory risk is primarily the responsibility of business management.

As detailed in the Group's risk appetite statement, the Group adopts a zero-tolerance to regulatory risk, however acknowledges that instances may occur as a consequence of being in business. The Group has therefore established a formal approach to ensure the identification, assessment, monitoring, management and reporting of these instances. The Group also undertakes risk based regulatory and compliance

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

monitoring, and annual monitoring plans are in place and reviewed regularly to reflect changes or emerging risks.

Business Unit regulatory compliance reports are analysed and reviewed at Divisional and Group levels. The current status of regulatory risk is reported to senior executives and Court members through the Court Risk Report on a quarterly basis.

Risk mitigation

Risk mitigants include the early identification, appropriate assessment and measurement and reporting of risks, however the primary risk mitigants for regulatory risk are the appropriate controls in place throughout the business. A robust mandatory training programme to support the Group's strong compliance culture is in place.

3.6  Operational Risk

Key Points:

•
The Group has continued to implement various enhancements to its Operational Risk Management Framework including organisational, process and competency initiatives designed to ensure the Group's Risk Framework remains appropriate.

•
Regulatory bodies within all relevant jurisdictions have increased their focus on Operational Risk in 2012. The Group continues to constructively engage with supervisors and is committed to meeting its regulatory obligations including adopting the latest 'Principles for the Sound Management of Operational Risk' issued by the Basel Committee on Banking Supervision in June 2011.

Definition

The Group faces operational risks in the normal pursuit of its business objectives. Operational Risk is defined as the risk of loss resulting from inadequate or failed internal processes and systems, or from external events. As such, operational risk encompasses a very broad range of sources of potential financial loss which the Group actively seeks to mitigate, transfer and control including for instance, business continuity, fraud, outsourcing and technology risks.

Risk management

The primary goals of operational risk management and assurance are ensuring the sustainability of the Group's operations and the protection of its reputation; by controlling, mitigating or transferring the risk of financial losses. By its nature, operational risk cannot be fully eliminated, however the Group has established a formal approach to the management of operational risk in the form of an 'Operational Risk Management Framework' which defines the Group's approach to identifying, assessing, managing, monitoring and reporting the operational risks which may impact the achievement of the Group's business objectives. It consists of inter alia:

•
formulation and dissemination of a Group Operational Risk policy;

•
establishment of organisational structures for the oversight, monitoring and management of operational risk throughout the Group;

•
embedding the operational risk management process and standards in business and support units throughout the Group; and

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

•
maintaining competencies of relevant staff in the operational risk management process and awareness of potential exposures.

Operational risk policy

The Group's exposure to operational risk is governed by policy formulated by the Group Regulatory Compliance and Operational Risk Committee (GRCORC) and approved by the CRC within the overall Group risk governance structure outlined on page 75.

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

The Group holds Pillar I regulatory capital to cover the potential financial impact of operational risk events, and has adopted the Standardised Approach (TSA) to determine its capital requirement.

Operational risk events

An operational risk event is any circumstance where as a result of an operational risk materialising, the Group has, or could have made a gross, financial loss. A standard reporting threshold is used across the Group for recording such events and for standard inputs to COREP reporting to the Central Bank of Ireland. Every business unit within the Group submits detailed operational risk event information. This information includes the gross loss amount, direct and indirect recoveries and causes and remediation initiatives.

Risk reporting

The Court receives a quarterly operational risk update via the Court Risk Report. In addition, there is an annual challenge and review process in place to enable the Court to consider the adequacy of Group-wide operational risk management processes and whether residual risks remain within the Group's Risk Appetite.

The Head of the GRCOR function reports to the GRCORC on the status of operational risk in the Group, including the status of the top operational risks across the Group and the progress of associated risk mitigation initiatives, significant loss events and the nature, scale and frequency of overall losses.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

3.7  Business and Strategic Risk

Key Points:

•
Macroeconomic conditions remain challenging and impact the pace of recovery in the Group's performance.

•
The outlook for official interest rates is for rates to remain lower for longer impacting the Group's margin.

•
The Group remains exposed to residual risk from eurozone economies and the potential for a prolonged period of low or no economic growth.

•
The Group is reducing its usage of Monetary Authority funding.

Definition

Business risk is the volatility of the Group's projected outcomes (e.g. income, net worth or reputation), associated with damage to the franchise or operational economics of a Group's business and reflected in the income or net worth of the Group. It includes volatilities caused by changes in the competitive environment, new market entrants, new products or failure to develop and execute a strategy or anticipate or mitigate a related risk. Typically business risk occurs in a one year time-frame and relates to volatilities in earnings caused by changes in the competitive environment, new market entrants and/or the introduction of new products or inflexibility in the cost base. Strategic risk relates generally to a longer timeframe and pertains to volatilities in earnings arising from a failure to develop or execute an appropriate strategy.

Risk management, measurement and reporting

The Group reviews business and strategic risk as part of the annual risk identification process. The risk is managed on a divisional basis, and measured quarterly, with a scorecard addressing moves in key indicators around income diversification, margin trends, customer advocacy, direct and indirect costs and staff turnover. Input from the Group's divisions is collated by Risk Strategy, Analysis & Reporting, who liaise with Group Finance to provide an overall Group context and assess the impact of changes in the environment on the Group's business plan. An update is provided quarterly in the Court Risk Report.

Risk mitigation

The Group mitigates Business Risk through business planning methods, such as the diversification of revenue streams, cost base management and oversight of business plans. At an operational level, the Group's annual budget process sets expectation at a business unit level for volumes and margins. The tracking of actual volumes and margins against budgeted levels is a key financial management process in the mitigation of business risk. In the case of Strategic Risk, this risk is mitigated through update to the Court on industry developments, and the Group's EU Restructuring Plan commitments. The Group's EU Restructuring Plan commitments are monitored by an EC appointed Monitoring Trustee with updates on progress provided by Group Strategy Development to the Project Steering Committee comprising primarily members of the Group executive and the Court through the CEO Report.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

3.8  Pension Risk

Key point:

•
The Group carried out an extensive review of its pension schemes to address the pension deficit in 2010, and implemented a series of benefit reductions to reduce the underlying deficit. Due to adverse market conditions impacting the value of liabilities, deficits still exist in all Defined Benefit (DB) schemes. As the pension funds continue to be subject to market fluctuations, and interest rate and inflation risks, a level of volatility associated with pension funding also remains. Therefore, as a result of the current financial market difficulties and recent changes to both pension and accounting regulations, a further review of the Group's pension schemes has been initiated.

Definition

Pension risk is the risk that the assets in the Group's defined benefit pension schemes fail to generate returns that are sufficient to meet the schemes' liabilities and the Group, as sponsor, would elect to or may have to make up the shortfall, or a significant part of it.

Risk management, measurement and reporting

The Group maintains a number of defined benefit pension schemes for past and current employees. The Group's net IAS 19 pension deficit at 31 December 2012 was €1.2 billion (31 December 2011: €0.4 billion). The investment policy pursued to meet the schemes' estimated future liabilities is a matter for the Trustees and the schemes' Investment Committees. The Group, as sponsor, is afforded an opportunity to communicate its views on investment strategy to the Trustees and receives regular updates including scenario analysis of pension risk.

The Court receives quarterly updates on pension risk through the Court Risk Report. In addition, there is an annual review of pension risk to ensure that the Court is satisfied with the processes in place to manage the risk and that residual risk is within the Group's risk appetite.

Risk mitigation

In order to mitigate pension risk, a new scheme was introduced in 2006 for all new entrants which adjusted terms for new members (see note 45 to the Consolidated Financial Statements). In 2010, the Group carried out an extensive pensions review in order to address the pension deficit by a combination of benefits restructuring and additional employer contributions over a period of time. However a deficit still exists and as the pension funds are subject to market fluctuations, and interest rate and inflation risks, a level of volatility associated with pension funding also remains. As a result of the current financial market difficulties and recent changes to both pension and accounting regulations, a further review of the Group's pension schemes has therefore been initiated.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

3.9  Reputation Risk

Key point:

•
The reputation of the Group continues to be adversely impacted by the ongoing financial crisis. Within this context, the actions and achievements of the Group over the past twelve months, most notably completion of the targeted €10 billion in loan disposals, the Group's ability to generate and maintain customer deposits, issuing covered bonds and Tier 2 capital, refinancing of the Contingent Convertible Capital note, and meeting the targets for new and increased lending to the Irish mortgage and SME markets, has succeeded in enhancing the Group's reputation.

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

4  CAPITAL MANAGEMENT

Key Points:

The Group remained strongly capitalised throughout 2012.

•
The Core tier 1 (PCAR/EBA) ratio at 31 December 2012 of 14.4% compares to 14.3% at 31 December 2011 primarily driven by lower Risk Weighted Assets (RWAs) partly offset by losses in the year ended 31 December 2012.

•
RWAs of €56.5 billion at 31 December 2012 are €10.6 billion lower than 31 December 2011 (€67.1 billion) due primarily to a reduction in the quantum of loans and advances to customers and the impact of a higher level of impaired loans at 31 December 2012 as compared to 31 December 2011.

•
In December 2012, the Group launched a highly successful €0.25 billion ten year Lower tier 2 capital issuance. The bond carried a coupon of 10%.

•
In January 2013 the State sold 100% of its holding of the €1 billion 10% Convertible Contingent Capital tier 2 Notes due 2016 (the 'Notes') in Bank of Ireland at a price of 101% of their par value plus accrued interest. The coupon and the conversion features of the Notes remain unchanged. A diverse group of international institutional investors agreed to purchase the Notes.

•
CRD IV which implements Basel III rules in the EU is currently in draft legislation form, with final consideration expected in H1 2013. The rules are expected to be implemented on a phased basis commencing in 2014 and currently planned to complete by 2019 and could have a significant impact on the Group's capital position.

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page 198.

Capital Management Objectives and Policies

The objectives of the Group's capital management policy are to ensure that the Group has sufficient capital to cover the risks of its business and support its strategy and at all times to comply with regulatory capital requirements. It seeks to minimise refinancing risk by managing the maturity profile of non-equity capital whilst the currency mix of capital is managed to ensure that the sensitivity of capital ratios to currency movements is minimised. The capital adequacy requirements set by the Central Bank of Ireland are used by the Group as the basis for its capital management. These requirements set a floor under which capital levels must not fall. The Group seeks to maintain sufficient capital to ensure that even under difficult conditions these requirements are met.

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page 198.

The EU Capital Requirements Directive (CRD I) came into force on 1 January 2007 and is divided into three sections commonly referred to as Pillars. Pillar I introduced the Internal Ratings Based Approach (IRBA) which permits banks to use their own internal rating systems to calculate their capital requirements for credit risk. Use of IRBA is subject to regulatory approval. Where credit portfolios are not subject to IRBA, the calculation of the minimum capital requirements is subject to the Standardised Approach. Pillar II of the CRD deals with the regulatory response to the first pillar whereby banks undertake an Internal Capital Adequacy Assessment Process (ICAAP) which is then subject to supervisory review. Pillar III of the CRD (Market Discipline) involves the disclosure of a range of qualitative and quantitative information relating to capital and risk. The CRD also introduced a requirement to calculate

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

capital requirements, and to set capital aside, with respect to operational risk. In assessing capital adequacy the Group is also required to set capital aside for market risk. The Group considers other methodologies of capital metrics used by rating agencies. Separately it also calculates economic capital based on its own internal models. The Group stress tests the capital held to ensure that under difficult conditions, it continues to comply with regulatory minimum ratios.

Basel III

The Basel III framework is a comprehensive set of reform measures, developed by the Basel Committee on Banking Supervision, to strengthen the regulation, supervision and risk management of the banking sector. Final rules were issued by the Committee in December 2010 (revised July 2011). On July 20 2011, the European Commission issued its legislative proposals on a revision of the Capital Requirements Directive (CRD), which seeks primarily to apply the Basel III framework in the EU. These proposals have recast the contents of the CRD into a revised CRD and a new Capital Requirements Regulation (CRR)—which are commonly referred to as the CRR/CRD IV proposals. When implemented, these regulations would have significant implications for the Group from both a capital and liquidity perspective.

As the CRR/CRD IV proposals have not yet been finalised and the date for implementation is not yet known, clarification is awaited from regulatory authorities on a number of technical and other factors which could materially impact the Group. Consequently, there remains uncertainty over the final impact of these regulations on the Group.

From a capital perspective, the transitional arrangements currently proposed for implementation are as follows:

•
national implementation of increased capital requirements are assumed to begin on 1 January 2014;

•
there will be a five year phase-in period for new deductions and regulatory adjustments to Common equity tier 1 capital assumed to commence on 1 January 2014;

•
the de-recognition of non-qualifying non-common Tier 1 and Tier 2 capital instruments is expected be phased in over 10 years from 1 January 2014;

•
State-aid instruments are expected to qualify 100% as Common equity tier 1 capital until 31 December 2017, subject to certain conditions; and

•
requirements for changes to minimum capital ratios, including capital conservation and countercyclical buffers, as well as additional requirements for globally and domestically systemically important banks, are expected to be phased in from 2014 to 2019.

The significant categories of new capital deductions and regulatory adjustments are expected to be phased-in over the five year period from 1 January 2014 include:

•
pensions deficit add back;

•
significant investments in non-consolidated financial institutions;

•
expected loss net of provisions;

•
deferred tax assets not relating to temporary differences; and

•
unrealised losses on available-for-sale securities.

The proposed significant changes to risk weighted assets (RWA) include:

•
credit valuation adjustment;

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

•
financial institutions correlation factor;

•
securitisations; and

•
SME reduction factor.

Regulatory Initiatives

In October 2012 Bank of Ireland exceeded the required 9% Core tier 1 ratio including the sovereign buffer as stated in the EBA December 2011 Recommendation. The Group's Core tier 1 ratio at 30 June 2012, for the purpose of the EBA Capital Exercise, of 13.8% was €3 billion or 4.8% in excess of the 9% Core tier 1 capital requirement. The Group's Core tier 1 ratio was calculated using the methodology set out in the EBA December 2011 Recommendation and reflected the exceptional and temporary capital buffer against sovereign debt exposures based on market prices as at the end of September 2011. As noted by the Central Bank of Ireland the results showed that the Group did not require any additional capital.

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page 198.

Capital resources

The following table sets out the Group's capital resources.

Group capital resources	31 December 2012 €m	31 December 2011 €m
Equity (including other equity reserves)	8,566	10,177
Non-cumulative preference stock	25	25
Non-controlling interests—equity	13	50
Undated subordinated loan capital	165	162
Dated subordinated loan capital	1,542	1,264

Total capital resources	10,311	11,678

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page 198.

In the year ended 31 December 2012 the Group's total capital resources decreased by €1.4 billion to €10.3 billion due primarily to:

•
the loss after tax arising during the year ended 31 December 2012 driven by impairment charges on loans and advances to customers;

•
the payment of €0.2 billion in dividends for the State's preference shares, partly offset by;

•
the issuance of €0.25 billion Lower tier 2 subordinated debt in December 2012.

BANK OF IRELAND GROUP

GOVERNANCE
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

The Court's oversight of risk and control is facilitated through delegation of certain responsibilities to Committees of the Court, the principal Committees being the Group Audit Committee (GAC), the Court Risk Committee (CRC), the Nomination and Governance Committee and the Group Remuneration Committee. Details of these Committees are set out on pages 143 to 151 and page 173.

A key objective of the Group's governance framework is to ensure compliance with applicable legal and regulatory requirements. The Group is subject to the Central Bank of Ireland's Corporate Governance Code for Credit Institutions and Insurance Undertakings (the CBI Irish Code which is available on www.centralbank.ie). The Governor and Company of the Bank of Ireland (the Bank) is subject to the additional requirements of Appendix 1 of the CBI Irish Code for major institutions. It is also subject to the UK Corporate Governance Code 2010 and the Irish Corporate Governance Annex (the 'UK Code' published by the Financial Reporting Council in the UK). The UK Code, as updated in September 2012, will apply to the Bank for the financial year ended 31 December 2013 and its implications for the Bank have been considered. The Directors believe that the Group complied with the CBI Irish Code and the UK Code throughout 2012, otherwise than as set out below, and this report describes how the Bank applies the main and supporting principles of the UK Code. Specifically, the Group has complied with the provisions of the UK Code throughout the year ended 31 December 2012, except in the case of Tom Considine's membership of the GAC and Joe Walsh's membership of the Group Remuneration Committee and the fact that Tom Considine and Joe Walsh are not required to put themselves up for re-election on an annual basis—see comments on independence on page 142. This report also covers the disclosure requirements set out in the Irish Corporate Governance Annex, which supplement the requirements of the UK Code with additional corporate governance provisions.

In 2012 the Group completed a programme to ensure full and ongoing compliance with the Fitness and Probity standards (the Standards) introduced by the Central Bank of Ireland on 1 December 2011. The Standards apply to persons performing a prescribed 'controlled function' or 'pre-approval controlled function' in a Regulated Financial Service Provider. The Standards are based on requirements of competence, capability, honesty, integrity and financial prudence.

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

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

The Court of Directors

Board Size and Composition

At close of business on 31 December 2012, the Court comprised thirteen Directors: the Governor, who was independent on appointment, two executive Directors and ten non-executive Directors, six of whom are independent non-executive Directors.

Board renewal and restructuring continued in 2012 with the following changes to the composition of the Court: two independent non-executive Directors, Kent Atkinson and Patrick Haren, were appointed to the Court on 20 January 2012; Andrew Keating was appointed Group Chief Financial Officer and an executive Director of the Court on 1 February 2012; two non-executive Directors, Wilbur L Ross Jr and Prem Watsa, joined the Court on 20 June 2012; Archie Kane was appointed to the Court on 20 June 2012 and appointed Governor on 29 June 2012, following the retirement of Pat Molloy as a Director and Governor on that date.

In accordance with the UK Code which requires the annual re-election of all directors of the Bank and subject to the Bank's Bye-Laws, all Directors retired at the Annual General Court (AGC) held on 24 April 2012, with the exception of Tom Considine and Joe Walsh, who were nominated to the Court by the Minister for Finance. Jerome Kennedy retired from the Court at the conclusion of the AGC. The following Directors, being eligible, offered themselves for election at the AGC and were elected: Kent Atkinson, Patrick Butler, Patrick Haren, Andrew Keating and Patrick Mulvihill. The following Directors offered themselves for re-election and were re-elected: Pat Molloy, Richie Boucher, Patrick Kennedy and Patrick O'Sullivan.

Biographical details, including each Director's background and experience, are set out on pages 164 to 172. The Terms of Office of the Directors are set out in 'Additional Information' on page 441.

The composition of the Court is reviewed by the Nomination and Governance Committee and the Court to ensure that there is an appropriate mix of skills and experience. This includes an assessment of the skills profile of the Court and succession for key roles to ensure a comprehensive understanding of the Group's activities and the risks associated with them. The Court regards its current size and composition as sufficient to provide the broad range of skills and experience necessary to govern the business effectively, while enabling full and constructive participation by all Directors; it also ensures that the principal Court Committees are appropriately resourced. The Group ensures that individual Directors of the Court have sufficient time to dedicate to their duties, having regard to the limits on the number of directorships held by any individual Director as set out in the CBI Irish Code. Under the terms of the CBI Irish Code, where one of the directorships held is in a major institution, the number of directorships of credit institutions and insurance undertakings held by a director shall not exceed three and is limited to five directorships in total. Confirmation of directorships was sought from each Director in 2012. This review indicated that, except in the case of one Director, the Directors were within the limits set out in the CBI Irish Code. In the one case, the Central Bank of Ireland granted a derogation from the requirements contained in paragraph 7.7 and 7.8 of the CBI Irish Code (relating to restrictions on the number of directorships held in other financial and non-financial institutions).

The Court held thirteen scheduled and five unscheduled meetings during the year ended 31 December 2012.

Agendas and papers are circulated prior to each meeting to provide the Directors with relevant information to enable them to discharge fully their duties. The Group Secretary provides dedicated support for Directors on any matter relevant to the business on which they require advice separately from or additional to that available in the normal Court process.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Role of the Court

The Court has the following schedule of matters specifically reserved for its decision, which is reviewed and updated regularly:

•
the determination of strategy;

•
determination of risk appetite;

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

•
approves the Group Risk Framework, incorporating Risk Strategy, the Group's Credit Policy and policies governing Market and Liquidity Risk;

•
approves the stress testing and capital plans under the Group's Internal Capital Adequacy Assessment Process (ICAAP); and

•
approves other high-level risk limits as required by Credit, Capital, Liquidity and Market Risk policies.

The Court receives regular updates on the Group's risk environment and exposure to the Group's material risk types through a Court Risk Report reviewed quarterly (and monthly for Liquidity, Credit and Capital).

The Court is also responsible for endorsing the appointment of individuals who may have a material impact on the risk profile of the Group and monitoring on an ongoing basis their appropriateness for the role. The removal from office of the head of a 'control function', as defined in the CBI Irish Code, is also subject to Court approval.

At its meetings in 2012, the Court considered and determined the implementation of Group Strategy in the context of Government support for the Group. The following are amongst matters which received significant Court focus during 2012:

•
the evolving capital and liquidity position throughout 2012;

•
the financial performance of the Group;

•
the performance of the Group's individual businesses and in particular its UK subsidiary Bank of Ireland (UK) plc;

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

•
the cost reduction programme;

•
deleveraging, sale of businesses and non-core loan portfolios;

•
significant investments designed to improve the customer experience of dealing with the Group and to enhance efficiency;

•
the Mortgage Arrears Resolution Strategy (MARS);

•
IT disaster recovery and contingency arrangements;

•
the securities repurchase transaction between the Bank and the Irish Bank Resolution Corporation;

•
developments in the regulatory and corporate governance environment; and

•
the pensions deficit.

The Court received updates from the Group's principal businesses on the execution of their business strategy and considered reports from each of the principal Court Committees.

Details of the number of scheduled meetings of the Court and its Committees and attendance by individual Directors are set out on page 154. The terms of reference of the Committees are reviewed annually by the relevant Committees and by the Court and are available on the Group's website (www.bankofireland.com) or by request to the Group Secretary. The Chairman and the non-executive Directors meet without the Executive Directors present, at least once annually, to discuss a range of business matters.

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

Board Balance and Independence

The Court has considered the principles relating to independence contained in the CBI Irish Code and the UK Code. The Governor was considered independent on appointment. The Court has determined that each current non-executive Director, with the exception of Tom Considine, Joe Walsh, Wilbur L Ross Jr and Prem Watsa, is independent within the meaning of the CBI Irish Code and the UK Code. Tom Considine and Joe Walsh were nominated by the Minister for Finance under the terms of the Credit Institutions (Financial Support) Scheme, 2008 and are not required to stand for election or regular re-election by stockholders. Wilbur L Ross Jr and Prem Watsa represent significant shareholders in the Bank. These Directors are not, therefore, considered independent by reference to the terms of the CBI

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Irish Code and the UK Code. The Court values and benefits from their judgement and the quality of their contribution to the deliberations of the Court and, in the case of Tom Considine and Joe Walsh, its Committees. Each of the Governor, Deputy Governor and all of the non-executive Directors bring independent challenge and judgement to the deliberations of the Court through their character, objectivity and integrity and all are considered independent of management in accordance with the criteria set out in the NYSE Corporate Governance Standards.

Credit Institutions (Stabilisation) Act 2010

The Credit Institutions (Stabilisation) Act 2010 (the Stabilisation Act) has given the Minister for Finance, extensive powers regarding the affairs, assets and liabilities of certain covered financial institutions in Ireland, including the Bank. The period of effectiveness of the Stabilisation Act has been extended, by resolution of both houses of the Oireachtas (Irish Parliament), for a period of 24 months, from 31 December 2012 to 31 December 2014. Section 48 of the Stabilisation Act imposes a duty on the Directors of the Bank to align the activities of the Bank and the duties and responsibilities of the Directors, officers and employees of the Bank with the public interest and the other purposes of the Stabilisation Act (as set out in Section 4 of the Stabilisation Act). This duty is owed by the Directors to the Minister, on behalf of the State, and takes priority over any other duty of the Directors. The statutory framework for a resolution regime dealing with failing credit institutions comprised in the Central Bank and Credit Institutions (Resolution) Act, 2011 ('Resolution Act') will apply to all authorised credit institutions in the State, including the Bank, once the Stabilisation Act expires.

Appointments to the Court and role of Nomination and Governance Committee

The Group Nomination and Governance Committee is chaired by the Governor and its composition is fully compliant with the CBI Irish Code and the UK Code. Biographical details, including each member's background and experience, are set out on pages 164 to 172. The Committee is responsible for leading the process for succession to the position of Group Chief Executive and positions on the Court and overseeing the selection process for key subsidiary Board non-executive appointments and renewals. The Committee, with the support of the Group Secretary, monitors developments in corporate governance, assesses the implications of such developments for the Group and advises the Court accordingly. It is also charged with overseeing the Group's Corporate Responsibility Programme.

In addition to reviewing the size and composition of the Court, the Committee is also responsible for reviewing the balance on the Court and its principal Committees and recommending the appointment of any new Directors to the Court. The Committee regularly reviews succession plans for the Court in the context of the Group's strategy and the skills, knowledge and experience of current Directors and makes appropriate recommendations to the Court. The Court is responsible for the appointment of Directors (with the exception of the two Government nominated Directors). Prior to the appointment of a Director, the Committee approves a job specification, assesses the time commitment involved and identifies the skills and experience required for the role, having regard to the formal assessment of the skills profile of the Court and succession planning. The recruitment process for non-executive Directors is supported by an experienced third party professional search firm which develops an appropriate pool of candidates and provides independent assessments of the candidates. The Group then works with that firm to shortlist candidates, conduct interviews/meetings, (including meetings with members of the Committee) and complete comprehensive due diligence. This includes satisfying itself as to the candidates' independence, fitness and probity, and assessing and documenting its consideration of possible conflicts of interests. A recommendation is then made to the Court. Appointments will not proceed where conflicts emerge which are significant to the overall work of the Board. The processes described above were followed in the

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

selection and appointment of Archie Kane, Kent Atkinson and Patrick Haren to the Court in 2012. The external search process was not employed in relation to Wilbur L Ross Jr and Prem Watsa who were appointed to the Court as representatives of significant shareholders. The Nomination and Governance Committee considered fully the independence, fitness, probity and potential conflicts of interest of Wilbur L Ross Jr and Prem Watsa. A similar selection process to that described above, including the use of an external search firm, was conducted by Group HR and the Group Chief Executive in the selection of Andrew Keating for recommendation to the Court for the combined role of Group Chief Financial Officer and Director.

The Court benefits from the diverse range of skills, knowledge and experience acquired by the non-executive Directors as Directors of other companies, both national and international, or as leaders in the public and private sectors. The effectiveness of the Court depends on ensuring the right balance of Directors with banking or financial services experience and broader commercial experience. Collectively, the Court possesses skills and experience in a wide range of areas relevant to banking and business, including the following: financial services (including retail, corporate and insurance), strategy development, finance, risk management, economics, investor relations, corporate finance, mergers and acquisitions, human resources, marketing and customer relations. Directors also receive ongoing professional development (see 'Induction and Professional Development' below). Directors bring their individual knowledge, skills and experience to bear in discussions on the major challenges facing the Group.

All newly appointed Directors are provided with a comprehensive letter of appointment detailing their responsibilities as Directors, the terms of their appointments and the expected time commitment for the role. A copy of the standard terms and conditions of appointment of non-executive Directors can be inspected during normal business hours by contacting the Group Secretary.

Directors are required to devote adequate time to the business of the Group, which includes attendance at regular meetings and briefings, preparation time for meetings and visits to business units. In addition, non-executive Directors (with the exception of Wilbur L Ross Jr and Prem Watsa) are normally required to sit on at least one Committee of the Court, which involves the commitment of additional time. Certain non-executive Directors, such as the Deputy Governor and Committee Chairmen, are required to allocate additional time in fulfilling those roles.

Induction and Professional Development

On appointment, all non-executive Directors receive a comprehensive induction programme designed to familiarise them with the Group's operations, management and governance structures, including the functioning of the Court and the role of the key committees.

New non-executive Directors undertake significant induction in relation to risk and business matters, including visits to or presentations by Group businesses and briefings with senior management.

On an ongoing basis, briefings appropriate to the business of the Group are provided to all non-executive Directors.

In order to ensure that the Directors continue to further their understanding of the issues facing the Group, Directors are provided with professional development sessions and briefings on a range of technical matters tailored to their particular requirements. During the year ended 31 December 2012, amongst the modules attended by Directors were Regulatory Updates, Operational Risk Assessment, Financial Crime Prevention and Regulatory and Economic Capital Allocation. Directors are also offered

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

the option of attending suitable external educational courses, events or conferences designed to provide an overview of current issues of relevance to Directors.

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

Performance Evaluation

There is a formal process in place for annual evaluation of the Court's own performance and that of its principal Committees and of individual Directors. The Court evaluates its own performance annually and also reviews the conclusions of the Group Nomination and Governance Committee in relation to the performance of individual Directors standing for election or re-election. The objective of these evaluations is to review past performance and identify any scope for improvement and, in the case of the individual evaluations, to determine whether each Director continues to contribute effectively and to demonstrate commitment to the role.

The Court and individual Director performance evaluation processes involve completion of questionnaires by Directors, one to one discussions between the Governor and each Director and presentation of the overall findings to the Court for its consideration and action as required. The evaluation process seeks to establish whether each individual contributed effectively and demonstrated commitment to the role and whether the Court as a whole is effective in discharging its responsibilities.

The evaluation covers areas such as:

•
strategy setting;

•
board process and performance;

•
board composition and competence;

•
board Information; and

•
risks and controls.

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

An external evaluation of the Board was conducted in 2011 which concluded that 'Board performance exceeded benchmarks on 45 dimensions out of 50, including critical areas such as knowledge, challenge and dissent'. The CBI Irish Code requires an external review of the Board at least once every three years. The next external Board review is scheduled for 2013.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Re-election of Directors

Non-executive Directors are normally appointed for an initial three year term, with an expectation of a further term of three years, assuming satisfactory performance. A non-executive Director is not normally expected to serve any longer than two terms. All Directors are subject to annual re-election by stockholders (other than Tom Considine and Joe Walsh, who were nominated to the Court by the Minister for Finance). In the case of Tom Considine and Joe Walsh, the requirement to stand for election and regular re-election is dispensed with for as long as the National Pension Reserve Fund Commission's investment in the Bank remains in place.

The Court plans for its own renewal with the assistance of the Nomination and Governance Committee—refer to the section above headed 'Appointments to the Court and role of Nomination and Governance Committee.'

In respect of executive Directors, no service contract exists between the Bank and any Director which provides for a notice period from the Group of greater than one year. None of the non-executive Directors has a contract of service with the Group.

Remuneration

The Remuneration Report, incorporating the responsibilities of the Group Remuneration Committee, is set out on pages 173 to 185.

A statement confirming that remuneration consultants appointed by the Group Remuneration Committee have no other remuneration consultancy connections with the Group is available on the Group's website (www.bankofireland.com) or by request to the Group Secretary.

Directors' Loans

The Companies Acts, IAS 24 and a condition imposed on the Bank's licence by the Central Bank of Ireland in August 2009 require the disclosure in the Annual Report of information on transactions between the Bank and its Directors and their connected persons. The amount of outstanding loans to Directors (and relevant loans to connected persons) is set out on pages 335 to 343.

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

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

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

•
a comprehensive set of policies and procedures relating to financial controls, asset and liability management (including interest rate, foreign currency and liquidity risk), operational risk and credit risk management (further details are given in the Risk Management Report on pages 66 to 138); such procedures include the annual preparation of detailed operational budgets for the following year and projections for subsequent years;

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

•
reconciliation of data, consolidated into the Group's financial statements, to the underlying financial systems. A review of the consolidated data is undertaken by management to ensure that the financial position and results of the Group are appropriately reflected, through compliance with approved accounting policies and the appropriate accounting for non- routine transactions; and

•
a Code of Conduct setting out the standards of behaviour expected of all Directors, officers and employees. This covers arrangements, should the need arise, for the independent investigation and follow up of any concerns raised by staff regarding matters of financial and non-financial reporting.

The Group operates a comprehensive internal control framework over financial reporting with documented procedures and guidelines to support the preparation of the consolidated financial statements.

The main features are as follows:

•
a comprehensive set of accounting policies relating to the preparation of the annual and interim financial statements in line with International Financial Reporting Standards as adopted by the European Union and as issued by the IASB;

•
a Group Internal Audit function with responsibility for review and assessment of the Group's internal control framework, to provide independent, reasonable, risk based assurance to management and the Group Audit Committee (GAC) on the design and operating effectiveness of the Group's internal control framework;

•
a SOx compliance framework incorporating the design and test of specific controls over key financial processes to confirm that the Group's SOx controls are appropriate to mitigate the financial reporting risks;

•
a robust control process is followed as part of interim and annual financial statements preparation, involving the appropriate level of management review and attestation of the significant account line items, and where judgements and estimates are made they are independently reviewed to ensure that

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

  they are reasonable and appropriate. This ensures that the consolidated financial information required for the interim and annual financial statements is presented fairly and disclosed appropriately;

•
the Annual Report, Form 20-F and Interim Report are also subject to detailed review and approval through a structured governance process involving senior and executive finance personnel;

•
summary and detailed papers are prepared for review and approval by the GAC covering all significant judgmental and technical accounting issues together with any significant presentation and disclosure matters; and

•
user access to the financial reporting system is restricted to those individuals that require it for their assigned roles and responsibilities.

The Directors confirm that the Court, through its Committees, has reviewed the effectiveness of the Group's systems of internal control for the year ended 31 December 2012. This review involved consideration of the reports of the internal audit and the risk management functions, (including operational risk, regulatory risk and compliance) and establishing that appropriate action is being taken by management to address issues highlighted. In addition, any reports of the external auditors which contain details of any material control issues identified arising from their work are reviewed by the GAC, if they arise. After each meeting of the GAC, its Chairman reports to the Court on all significant issues considered by the Committee and the minutes of meetings are circulated to all members of the Court.

Following the year ended 31 December 2012, the Court reviewed the GAC's conclusions in relation to the Group's systems of internal control and the appropriateness of the structures in place to manage and monitor them. This process involved a confirmation that a system of internal control in accordance with the Financial Reporting Council Revised Guidance on Internal Control was in place throughout the year and up to the date of the signing of these financial statements. It also involved an assessment of the ongoing process for the identification, evaluation and management of individual risks and of the roles of the various Committees and Group risk management functions and the extent to which various significant challenges facing the Group are understood and are being addressed.

Speak Up Policy

The Group has a Speak Up policy in place for all staff, which is in accordance with international best practice for whistle blowing arrangements and is compliant with the Sarbanes-Oxley Act. The policy encourages staff to raise concerns openly and locally. Where this is not possible or the problem has not been resolved effectively at that level, there are clear alternative senior contacts within the Group to whom the concern may be addressed. Confidential advice is available from Public Concern at Work, an independent, not-for-profit organisation, through a free phone number and a dedicated email address. In the case of concerns regarding financial reporting, fraudulent accounting or irregularities in audit work, these can be passed directly to the Chairman of the GAC, whose contact details are available from Public Concern at Work. The Chairman of the GAC is an independent non-executive Director.

Group Audit Committee

At 31 December 2012, the GAC comprised five non-executive Directors. On their appointment to the Court on 20 January 2012, two independent non-executive Directors, Kent Atkinson and Patrick Haren, joined the GAC. Jerome Kennedy retired as a Director and Chairman of the GAC on 24 April 2012 and Kent Atkinson was appointed Chairman of the GAC with effect from that date. The Court believes that at least one, or more, members has, individually or collectively, recent and relevant financial experience. Biographical details, including each member's background and experience, are set out on pages 164 to 172.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

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

•
assisting the Court in meeting obligations under relevant Stock Exchange listing rules and other applicable laws and regulations including the Sarbanes-Oxley Act in the US;

•
overseeing all matters relating to the relationship between the Group and the External Auditors;

•
overseeing the Group Internal Audit function and its operations; and

•
discharging the statutory responsibility of the Bank under Section 42 of The Companies (Auditing and Accounting) Act, 2003 and other statutes or regulations.

It reviews the procedures and processes by which non-audit services are provided by the External Auditors in order to ensure, among other things, that auditor objectivity and independence are not compromised. In this regard, a key procedural control requires that any engagement of the external auditors to provide non-audit services must be pre-approved by the GAC, which also receives reports on the performance of such services.

The GAC met eight times in 2012, of which one meeting was unscheduled. Matters considered at scheduled meetings included:

•
year end, interim, and Form 20-F reporting, including:

–
consideration of technical accounting and judgemental matters

–
the Going Concern assessment

–
current and forecast impairment provisions;

•
the Group Impairment Policy;

•
Group Internal Audit reports and findings;

•
SOx and Corporate Controls review;

•
the External Auditor's audit plan and external audit findings;

•
the External Auditor's independence, audit fee and non-audit fee approval;

•
reports from Group Regulatory Compliance and Operational Risk; and

•
the Group's Pillar 3 Risk Disclosures.

An unscheduled meeting was called to consider the securities repurchase transaction between Bank of Ireland and Irish Bank Resolution Corporation Limited, and associated documentation, including a working capital review and related assurance and verification processes.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Court Risk Committee

At 31 December 2012, the Court Risk Committee (CRC) comprised five non-executive Directors. On 20 January 2012, Kent Atkinson was appointed to the Court and the CRC and on 24 April 2012 Jerome Kennedy retired from the Court and the CRC. Biographical details, including each member's background and experience, are set out on pages 164 to 172. To ensure co-ordination with the work of the GAC, the Chairman of GAC is a member of the CRC and the Chairman of the CRC is a member of the GAC. Membership is reviewed annually by the Group Nomination and Governance Committee.

The CRC makes recommendations to the Court on risk issues where the Court has reserved authority, maintains oversight of the Group's risk profile, including adherence to Group risk principles, policies and standards, and approves material risk policies within delegated discretion.

The CRC is responsible for reviewing and recommending the key risk statements, policies and frameworks that the Court has reserved authority to approve, and has a strategic role in advising on the framework/structure of the Risk Management Report in the Annual Report.

It maintains oversight of the Group's risk profile through review and consideration of the quarterly Court Risk Report and review and consideration of the minutes of the Group Risk Policy Committee (GRPC).

The CRC approves the annual risk identification process thereby ensuring that risk is properly identified and assessed and that risks are properly controlled and managed.

Ten key risk types have been identified that the Group believes could have a material impact on earnings and ability to trade in the future. With the exception of credit, liquidity and market risks where the Court has reserved authority, the CRC is responsible for approving, where applicable, the key policies in relation to the Group's other identified material risks e.g. Group Operational Risk Policy, Group Model Risk Policy, Group Reputation Risk Policy.

It provides advice to the Group Remuneration Committee, as required, to inform remuneration decisions from a risk perspective, monitors the risk elements of any due diligence appraisal of any merger or acquisition activity, considers the findings of Group Internal Audit and Group Credit Review in respect of risk management and considers the quality of the Group's external risk reporting.

It approves the terms of reference and the membership of the Group Risk Policy Committee (GRPC) annually, reviews its decisions through reports from the committee's chairman and its minutes, and reviews the findings of the annual reviews of its effectiveness.

The CRC met nine times in 2012, of which one meeting was unscheduled. In addition to the quarterly Court Risk Reports, Risk Appetite Statement, Group Risk Management Framework and Stress Testing Results, the Committee also considered, amongst other matters, the Group ICAAP Report and supporting documents, the Group Forbearance Policy, Group Credit Policy and Group Country Risk Policy as well as proposals in relation to the management of challenged assets and the Loan Modification and Resolution Strategy. The CRC considered management's assessment of risk in the Group, including management's view on the likelihood of occurrence and the mitigants available. It considered the review and challenge process, through which the Court satisfied itself in respect of the assessment of identified risk measures that do not lend themselves to being measured against readily identifiable risk metrics. The CRC received and considered updates on the implementation of measures designed to improve risk governance within the Group, including the Group's Risk Governance Structures. The quality of risk reporting and regular updates on interactions with the Regulator in relation to risk related matters were also considered by the Committee. It considered the effectiveness of the GRPC and reviewed the minutes of GRPC meetings in 2012.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

The GRPC is the most senior management risk committee and reports to the CRC. Membership comprises members of the Group Executive team and group-wide divisional and control function executives. It is responsible for managing all risk types across the Group, including monitoring and reviewing the Group's risk profile and compliance with risk appetite and other approved policy limits, and approving risk policies and actions within discretion delegated from CRC. The GRPC reviews and makes recommendations on all risk matters where the Court and the CRC has reserved authority. GRPC manages risk through review and consideration of the monthly and quarterly Court Risk Reports, considers reports from and reviews the minutes of its appointed committees, and reviews and approves business unit and sector credit policy and portfolio reviews. It approves policies and actions within the boundary parameters of Risk Appetite limits and the policies approved by the Court and CRC, taking account, as appropriate, of capital and funding considerations (e.g. Group Derivatives Policy, Group Legal Policy). All items approved by GRPC are notified to CRC through the GRPC minutes.

Group Deleveraging Committee

The Group Deleveraging Committee (GDC) was a Court-appointed Committee which monitored and oversaw the delivery of the Group's deleveraging commitments under the Group's business plan, the Central Bank of Ireland's 2011 PCAR/PLAR process and the EU/IMF Programme of Financial Support for Ireland. The GDC was chaired by a non-executive Director and comprised a number of the Group's executives and senior managers. The GDC met once in 2012. Representatives of the Department of Finance and Central Bank of Ireland had enhanced observer status at the GDC. The GDC was disbanded on 17 December 2012, as the Group's deleveraging commitments had been substantially met by that date.

Group Investment Committee (GIC)

The GIC is responsible for evaluating all material investment/divestment/ capital expenditure proposals, determining those within its authority and recommending those outside its authority to the Court for its approval. It is also responsible for monitoring the implementation of such proposals and ensuring satisfactory delivery of expected benefits.

Relations with Stockholders

Communication with stockholders is given high priority. The Group seeks to provide through its Annual Report a balanced, clear assessment of the Group's performance and prospects. It also uses its website (www.bankofireland.com) to provide investors with the full text of the Annual Report and Interim Report, the Form 20-F (which is filed annually with the US Securities and Exchange Commission) and copies of presentations to analysts and investors as they are made, so that information is available to all stockholders. Annual and interim results presentations are webcast live so that all stockholders can receive the same information at the same time. Additionally, the Investor Relations section on the Group's website is updated with all Stock Exchange releases as they are made by the Group. The Group has an active and well developed Investor Relations programme, which involves regular meetings by the Group Chief Executive, the Group Chief Financial Officer and other members of their senior executive teams and the Head of Group Investor Relations with the Group's principal institutional stockholders and with financial analysts and brokers. The Directors are kept informed on investor issues through regular reports from Group Investor Relations on the outcome of these meetings. All meetings with stockholders are conducted in such a way as to ensure that price sensitive information is not divulged. In addition, all Directors are encouraged and facilitated to hear the views of investors and analysts at first hand through their participation in conference calls following major announcements. The Court concluded that the objective

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

of keeping Directors fully informed on stockholder views was achieved in the year ended 31 December 2012.

The Governor and/or the Senior Independent Director are available to stockholders if they have concerns that cannot be resolved through the normal channels. The Group's policy is to make constructive use of the Annual General Court and all stockholders are encouraged to participate. Stockholders are given the opportunity to ask questions at the Annual General Court. The Group's practice is to issue notice of the Annual General Court at least 20 working days before the meeting, in line with the requirements of the UK Code. Following the implementation in Ireland of the EU Shareholders' Rights Directive, the Bye-Laws have been amended to allow an Extraordinary General Court, other than an Extraordinary General Court called for the passing of a special resolution, to be convened by giving 14 days' notice of the meeting. At Annual General Courts, separate resolutions are proposed on each substantially separate issue and voting is conducted by way of poll. The outcome of every general meeting of the Group, including details of votes cast for, against, and abstaining, on each resolution, including proxies, are posted on the Group's website as soon as possible afterwards and released to the Irish, London and New York Stock Exchanges. It is usual for all Directors to attend all General Courts to meet Stockholders and for the Chairs of the Group Audit, Nomination and Governance and Remuneration Committees to be available to answer relevant questions. All Directors attended the Annual General Court held on 24 April 2012 and all but three Directors attended the Extraordinary General Court held on 18 June 2012. A 'Help Desk' facility is available at all General Courts to assist stockholders to resolve any specific queries that they may have.

New York Stock Exchange (NYSE) Corporate Governance Requirements

As a non-US company listed on the NYSE, the Bank is exempt from most of the provisions of Section 303A of the NYSE corporate governance standards (NYSE Rules), which domestic US companies must follow. However, the Bank is required to provide an Annual Written Affirmation to the NYSE confirming compliance with applicable NYSE Rules and is also required to disclose any significant differences between its corporate governance practices and the requirements of the NYSE Rules applicable to US companies. As a company formed by Charter in Ireland, listed on the Irish and London Stock Exchanges and with an ADR listing on the NYSE, the Group's corporate governance practices reflect Irish law (including the provisions of the Credit Institutions (Stabilisation) Act, 2010, the Listing Rules of the Irish Stock Exchange and the UK Listing Authority, the CBI Irish Code and the UK Code.

Significant differences between the Group's practice and NYSE Rules arise in the following areas:

•
Board Committees:    under NYSE Rules, listed companies must have a Nominating/Corporate Governance Committee and a Compensation Committee, both of which must be composed entirely of independent Directors. The Bank has a Nomination and Governance Committee and a Remuneration Committee, both of which are broadly similar in purpose and constitution to the Committees required by the NYSE Rules and whose terms of reference comply with the requirements of the CBI Irish Code and the UK Code. As the Group Chairman was independent on appointment, the UK Code permits him to chair the Nomination and Governance Committee and be a member of the Group Remuneration Committee. Under NYSE Rules, listed companies must have a Board Audit Committee comprised solely of independent non-executive Directors. The GAC is composed entirely of non-executive Directors who are independent in accordance with NYSE Rules. However the Bank follows the UK Code recommendations, rather than the NYSE Rules, regarding the responsibilities of the Board Audit Committee, although both are broadly comparable. Joe Walsh, who is Chairman of the Group Remuneration Committee and a member of the Group Nomination and Governance Committee, and Tom Considine, who is Chairman of the CRC and a member of the GAC were nominated by the Minister for Finance under the terms of the Credit Institutions (Financial Support) Scheme, 2008, and

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

  are not considered independent by reference to the terms of the CBI Irish Code and the UK Code, but are considered independent of management in accordance with the criteria set out in the NYSE Rules. The Governor was considered independent on appointment. Otherwise, the above-mentioned Committees are composed entirely of non-executive Directors whom the Board has determined to be independent.

•
Corporate Governance Guidelines:    the NYSE Rules require domestic US companies to adopt and disclose corporate governance guidelines. There is no equivalent requirement or recommendation in the CBI Irish Code or UK Code. The Bank complies with corporate governance and disclosure requirements set out in the CBI Irish Code, the UK Code and the Irish Corporate Governance Annex to the Listing Rules of the Irish Stock Exchange, except as set out above.

BANK OF IRELAND GROUP
GOVERNANCE (Continued)

Attendance at scheduled and unscheduled meetings of the Court and its Committees during the year ended 31 December 2012

	Court Scheduled		Court Unscheduled		Group Audit Committee Scheduled		Group Audit Committee Unscheduled		Group Nomination and Governance Committee Scheduled		Group Nomination and Governance Committee Unscheduled		Group Remuneration Committee Scheduled		Group Remuneration Committee Unscheduled		Court Risk Committee Scheduled		Court Risk Committee Unscheduled
Name	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B
Kent Atkinson	12	11	5	5	7	7	1	1	—	—	—	—	—	—	—	—	7	7	1	1
(Appointed 20 January 2012)
Richie Boucher	13	13	5	5	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Pat Butler	13	13	5	5	—	—	—	—	4	4	3	3	—	—	—	—	8	8	1	1
Tom Considine	13	13	5	5	7	7	1	1	—	—	—	—	—	—	—	—	8	8	1	1
Patrick Haren	12	12	5	5	7	7	1	1	—	—	—	—	3	3	1	1	—	—	—	—
(Appointed 20 January 2012)
Archie Kane	8	8	—	—	—	—	—	—	2	2	—	—	1	1	—	—	—	—	—	—
(Appointed 20 June 2012)
Andrew Keating	12	12	4	4	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
(Appointed 1 February 2012)
Jerome Kennedy	4	4	2	2	3	3	—	—	—	—	—	—	—	—	—	—	2	2	—	—
(Retired 24 April 2012)
Patrick Kennedy	13	13	5	5	—	—	—	—	—	—	—	—	3	3	1	1	8	8	1	1
Patrick Molloy	6	6	5	5	—	—	—	—	2	2	3	3	2	2	1	1	—	—	—	—
(Retired 29 June 2012)
Patrick Mulvihill	13	13	5	5	7	7	1	1	—	—	—	—	—	—	—	—	8	7	1	1
Patrick O'Sullivan	13	12	5	4	7	7	1	—	4	4	3	3	—	—	—	—	1	1	—	—
Wilbur L Ross Jr	8	7	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
(Appointed 20 June 2012)
Joe Walsh	13	13	5	5	—	—	—	—	4	4	3	3	3	3	1	1	—	—	—	—
Prem Watsa	8	7	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
(Appointed 20 June 2012)

Column
A Indicates the number of meetings held during the period the Director was a member of the Court and/or the Committee and was eligible to attend.

Column
B Indicates the number of meetings attended.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

CHARTER AND BYE-LAWS

Objects and Registration Details

The Governor and Company of the Bank of Ireland (the 'Bank') is registered in Ireland with the Companies Office under No.C-1. The corporation was established pursuant to a Charter granted by King George III on foot of an Act of the Irish Parliament passed in 1781/82. The Charter was granted in 1783.

The corporation's objects and purposes were set out originally in the Charter and have been amended by legislation (in 1872 and 1929) and by resolutions passed by the stockholders meeting in General Court in 1972 and 1995. The principal objects of the corporation are to carry on the business of banking and to undertake all types of financial services.

Information required under the European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006

As required by these Regulations, the information contained below represents the position at 31 December 2012.

Structure of the Bank's capital

The capital of the Bank is divided into ordinary stock, non-cumulative dollar preference stock, non-cumulative sterling preference stock and non-cumulative euro preference stock (which includes the 2009 Preference Stock).

At 31 December 2012, there was no non-cumulative dollar preference stock in issue. At 31 December 2012, there were in issue 1,876,090 units of non-cumulative sterling preference stock and 3,026,598 units of non-cumulative euro preference stock. As at December 2012, there was no units of 2005 preference stock in issue. As at 31 December 2012, there were 1,837,041,304 units of 2009 Preference Stock in issue.

In November 2012, the High Court of Ireland approved a reduction in the Bank's stock premium account of €3.92 billion from €5.117 billion to €1.197 billion.

Further detail on the structure of the Bank's capital is set out in note 47 to the consolidated financial statements.

(i)    Rights and Obligations attaching to the classes of stock

Ordinary stock

Dividend rights

Under Irish law and under the Bye-Laws of the Bank, dividends are payable on the ordinary stock of the Bank only out of profits available for distribution. Holders of the ordinary stock of the Bank are entitled to receive such dividends as may be declared by the stockholders in General Court, provided that the dividend cannot exceed the amount recommended by the Directors. The Bank may pay stockholders such interim dividends as appear to the Directors to be justified by the profits of the Bank. No dividend on the ordinary stock may be declared unless the dividend on the dollar preference stock, the sterling preference stock, the euro preference stock (including the 2009 Preference Stock) and the 2005 Preference Stock most recently payable prior to the relevant General Court shall have been paid in cash. Any dividend which has remained unclaimed for twelve years from the date of its declaration may be forfeited and cease to remain owing by the Bank.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Voting rights

Voting at any General Court is by a show of hands or by poll. On a show of hands, every stockholder who is present in person or by proxy has one vote regardless of the number of units of stock held by him or her. On a poll, every stockholder who is present in person or by proxy has one vote for every unit of ordinary stock of €0.05 each, except for the voting rights of the Minister for Finance, as set out in Part 8(a) below.

A poll may be demanded by the Chairman of the meeting or by at least nine members of the Bank present in person or by proxy and entitled to vote on a poll. The necessary quorum for a General Court is ten persons present in person or by proxy and entitled to vote. All business is considered to be special business if it is transacted at an Extraordinary General Court as is all business transacted at an Annual General Court other than the declaration of a dividend, the consideration of the accounts, the balance sheet and reports of the Directors and Auditors, the election of Directors in the place of those retiring, the reappointment of the retiring Auditors, and the determination of the remuneration of the Auditors, all of which is deemed ordinary business. Special business is dealt with by way of an ordinary resolution save where a special resolution is expressly required by the Bye-Laws or the Companies Acts 1963 to 2012 in so far as they apply to the Bank from time to time (the Companies Acts). A special resolution must be passed by not less than three fourths of the votes cast by such members as being entitled so to do, vote in person or, where proxies are allowed, by proxy at a General Court at which not less than twenty one day's notice specifying the intention to propose a resolution as a special resolution has been duly given.

Ordinary business is dealt with by way of an ordinary resolution which requires a simple majority of the votes cast by the members voting in person or by proxy at a General Court. Where an equal number of votes have been cast on any resolution the Chairman of the meeting is entitled to a second or casting vote. An Extraordinary General Court (other than an Extraordinary General Court called for the passing of a special resolution) may be called on fourteen days' notice in writing, at least, where: (i) the Bank offers the facility for stockholders to vote by electronic means accessible to all stockholders; and (ii) a special resolution reducing the period of notice to fourteen days has been passed at the immediately preceding Annual General Court or at an Extraordinary General Court held since the immediately preceding Annual General Court.

Liquidation rights

In the event of any surplus arising on the occasion of the liquidation of the Bank, the ordinary stockholders would be entitled to a share in that surplus pro rata to their holdings of ordinary stock.

Renominalisation of ordinary stock—deferred stock

The Bank's ordinary stock was renominalised by Stockholders to €0.05 at the Extraordinary General Court held on 11 July 2011. Refer to note 47 for further information on the deferred stock created on the renominalisation.

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

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

the surrender of the deferred stock (in each case for no consideration) using such other lawful means as the Directors may determine.

Preference stock

Any non-cumulative dollar preference stock issued will rank equivalently to the existing euro or sterling preference stock as regards entitlements to dividends.

The holders of non-cumulative sterling and euro preference stock are entitled to a fixed annual dividend, at the discretion of the Bank, in accordance with the terms and conditions relating to the issue of the particular class of preference stock. Any dividend which has remained unclaimed for twelve years from the date of its declaration may be forfeited and cease to remain owing by the Bank.

The non-cumulative sterling preference stock and the non-cumulative euro preference stock rank pari passu inter se and the right to a fixed dividend is in priority to the dividend rights of ordinary stock in the capital of the Bank. On a winding-up or other return of capital by the Bank, the non-cumulative sterling preference stockholders and the non-cumulative euro preference stockholders are entitled to receive, out of the surplus assets available for distribution to the Bank's members, an amount equal to the amount paid up on their preference stock including any preference dividend outstanding at the date of the commencement of the winding-up or other return of capital. Otherwise the preference stockholders are not entitled to any further or other right of participation in the assets of the Bank.

Bye-Law 7 enables the Directors to issue and allot new preference stock (2005 Preference Stock) which can be either redeemable or nonredeemable, and can be denominated in dollars, in euro or in sterling. Any preference stock issued under Bye-Law 7 will rank equivalently to the existing euro and sterling preference stock as regards entitlements to dividends. Bye-Law 7 permits the substitution of all of the outstanding preferred securities in the event of the occurrence of a trigger event.

A trigger event will occur when the capital adequacy requirements of the Central Bank of Ireland have been, or are expected to be, breached.

2009 Preference stock

On a winding up or other return of capital of the Bank, the repayment of paid up capital (inclusive of premium) on the 2009 Preference Stock ranks pari passu with repayment of paid up nominal value (excluding premium) of the ordinary stock. The 2009 Preference Stock ranks ahead of the Ordinary Stock as regards dividends and as regards the repayment of premium on Ordinary Stock on a winding up or other return of capital of the Bank and pari passu as regards dividends with other stock or securities constituting Core tier 1 capital of the Bank (other than Ordinary Stock and other than dividends to minority interests). The 2009 Preference Stock entitles the NPRFC to receive a non-cumulative cash dividend at a fixed rate of 10.25% per annum, payable annually in arrears on 20 February at the discretion of the Bank.

If a cash dividend is not paid by the Bank, the Bank shall issue units of Ordinary Stock to the NPRFC to be settled on a day determined by the Bank, in its sole discretion, provided that this must occur no later than the day on which the Bank subsequently redeems or repurchases or pays a dividend on the 2009 Preference Stock or any class of capital stock. In such circumstances the Bank is precluded from paying dividends on Ordinary Stock until payment of dividends in cash on 2009 Preference Stock resumes. The Bank will also be precluded from paying any dividend on ordinary stock where the payment of such a dividend would reduce the distributable reserves of the Bank to such an extent that the Bank would be unable to pay the next dividend due for payment on the 2009 Preference Stock.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

The 2009 Preference Stock carry the right to top-up the NPRFC's total voting rights to 25% of the total voting rights on any resolution in relation to the appointment or removal of a Director of the Bank or any resolutions to approve a change of control of the Bank (being a change in the holding of more than 50% of the voting stock of the Bank or of substantially all of the Bank's business and assets where the NPRFC's ordinary voting rights through its holding of ordinary stock fall below this level.

(ii)   2011 Agreements

During the year ended 31 December 2011, the NPRFC sold a portion of its holding in the Bank to a group of significant institutional investors and fund managers ('Investors'), thereby reducing its holding in the ordinary stock of the Bank from 36% to 15.13%.

In a Deed of Undertaking executed contemporaneously with that sale the Bank agreed, inter alia, that it would issue relevant securities only on a pre-emptive basis up to 29 July 2016, subject to certain specified exceptions, including any issue pursuant to existing or future authorities granted by Stockholders at an annual general court or an extraordinary general court to permit the Bank to issue relevant securities on a non pre-emptive basis.

The Bank has in a separate agreement also agreed to file at the request of the Investors one or more registration statements under the U.S. Securities Act to facilitate resale of their ordinary stock by the Investors under the U.S. Securities Act subject to customary exceptions and procedures.

The Bank also agreed to give the Investors certain limited rights in connection with the €1 billion 10% Convertible Contingent Capital tier 2 Notes due 2016 (the 'Notes') issued to the State, including in respect of the right of first refusal granted to the Investors in the event of a proposed resale of the Instrument by the State.

In January 2013, the State sold 100% of its holding of the Notes in Bank of Ireland at a price of 101% of their par value plus accrued interest. The coupon and the conversion features of the Notes remain unchanged. A diverse group of international institutional investors agreed to purchase the Notes.

(iii) Variation of class rights

The rights attached to the ordinary stock of the Bank may be varied or abrogated, either while the Bank is a going concern or during or in contemplation of a winding up, with the sanction of a resolution passed at a class meeting of the holders of the ordinary stock. Similarly, the rights, privileges, limitations or restrictions attached to the 2009 Preference Stock may be varied, altered or abrogated, either while the Bank is a going concern or during or in contemplation of a winding up, with the written consent of the holders of not less than 75% of such class of stock or with the sanction of a resolution passed at a class meeting at which the holders of 75% in nominal value of those in attendance vote in favour of the resolution.

(iv)  Percentage of the Bank's capital represented by class of stock

The ordinary stock represents 62% of the authorised capital stock and 61% of the issued capital stock. The preference stock represents 7% of the authorised capital stock and 1% of the issued capital stock, of which the 2009 Preference Stock represents 0.5% and 1% respectively. The deferred stock represents 32% of the authorised capital stock and 38% of the issued capital stock.

Restrictions on the transfer of stock in the Bank

There are no restrictions imposed by the Bank on the transfer of stock, nor are there any requirements to obtain the approval of the Bank or other stockholders for a transfer of stock, save in certain limited

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

circumstances set out in the Bye-Laws. A copy of the Bye-Laws may be found on www.bankofireland.com or may be had on request from the Group Secretary.

Special rights with regards to the control of the Bank

Subject to the features of the 2009 Preference Stock set out above, there are no special rights with regard to control of the Bank.

Shares relating to an employee share scheme that carry rights with regards to the control of the Bank that are not directly exercisable directly by employees.

Details of shares relating to employees may be found in Capital Stock note 47.

Restrictions on voting rights

There are no unusual restrictions on voting rights.

Agreements between shareholders that are known to the Bank and may result in restrictions on the transfer of securities or voting rights.

There are no arrangements between stockholders, known to the Bank, which may result in restrictions on the transfer of securities or voting rights.

Rules of the Bank concerning the:

(a)   appointment and replacement of directors

With the exception of those Directors nominated by the Minister for Finance, all Directors nominated between Annual General Courts are submitted to stockholders for election at the first Annual General Court following their cooption. In accordance with the UK Code (adopted by the Irish Stock Exchange and the London Stock Exchange) all Directors other than those nominated by the Minister for Finance, retire by rotation every year and, if eligible, may offer themselves for re-election, subject to satisfactory performance evaluation. Directors nominated by the Minister for Finance are not subject to retirement by rotation but may not serve as a director of the Bank for a period longer than nine years after the date of his or her appointment. In proposing the election or re-election of any individual Director to the Annual General Court, the reasons why the Court believes that the individual should be elected or re-elected are provided in the Governor's Letter to stockholders. The rights of the Minister for Finance to appoint 25% of the Directors (which includes Directors appointed under terms of the Government guarantee scheme) and to exercise 25% of the votes in respect of all nominations for the office of Director arise where the 2009 Preference Stock is held by a Government Body (being the NTMA, NPRFC, NPRF, Minister for Finance or any Minister or Department of the Government).

(b)   amendment of the Bank's Bye-Laws

The Bank's Bye-Laws may be amended by special resolution passed at an Annual General Court or Extraordinary General Court. An Annual General Court and a Court called for the passing of a special resolution shall be called on twenty one days' notice in writing at the least. Special resolutions must be approved by not less than 75% of the votes cast by stockholders entitled to vote in person or by proxy. No business may be transacted at any General Court unless a quorum of members is present at the time when the Court proceeds to business. Ten persons present in person or by proxy and entitled to vote shall constitute a quorum.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Powers of the Bank's Directors, including powers in relation to issuing or buying back by the Bank of its stock

Under its Bye-Laws, the business of the Bank is managed by the Directors, who exercise all powers of the Bank as are not, by the Charter, the Bank of Ireland Act 1929 (as amended) or the Bye-Laws, required to be exercised by the Bank in General Court. The Directors may exercise all the borrowing powers of the Bank and may give security in connection therewith.

These borrowing powers may be amended or restricted only by the stockholders in General Court. The members of the Bank in General Court may at any time and from time to time by resolution enlarge the capital stock of the Bank by such amount as they think proper. The approval in writing of the Minister for Finance is required before any such resolution (a 'Capital Resolution') can be tabled at an Annual General Court. Whenever the capital stock of the Bank is so enlarged, the Directors may, subject to various provisions of the Bye-Laws, issue stock to such amount not exceeding the amount of such enlargement as they think proper. All ordinary stock so issued shall rank in equal priority with existing ordinary stock.

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

The 2009 Preference Stock may be repurchased at the option of the Bank, in whole or in part, at a price per unit equal to the issue price of €1.00 per unit of the 2009 Preference Stock within the first five years from the date of issue and thereafter at a price per unit of €1.25, provided in either case that the consent of the Central Bank of Ireland to the repurchase of the 2009 Preference Stock is obtained. The 2009 Preference Stock will not be capable of being repurchased if it would breach or cause a breach of the capital adequacy requirements of the Central Bank of Ireland. The 2009 Preference Stock may be repurchased from profits available for distribution or from the proceeds of any issue of stock or securities that constitute capital.

Significant agreements to which the Bank is a party that take effect, alter or terminate upon a change of control of the Bank following a bid and the effects of any such agreements.

Certain Group agreements may be altered or terminated upon a change of control of the Bank following a takeover. Those that may be deemed to be significant in terms of their potential impact on the business of the Group as a whole are the joint ventures between the Bank and Post Office Limited in the UK (in respect of foreign exchange and Post Office branded retail financial service products).

Agreements between the bank and its Directors or employees providing for compensation for loss of office or employment that occurs because of a bid.

There are no agreements between the Bank and its Directors or employees providing for compensation for loss of office or employment (whether through resignation, purported redundancy or otherwise) that occur because of a bid. There are however provisions for early maturity of employee stock schemes in the event of a change of control.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Convening of General Courts

The Directors must convene an Annual General Court in addition to any other General Court held that year and not more than 15 months should elapse between the date of one Annual General Court and the following Annual General Court. The Directors may convene an Extraordinary General Court whenever they think fit. Stockholders entitled to vote on a poll at a General Court together holding at least one tenth of the nominal value of ordinary stock in issue can requisition an Extraordinary General Court. The Government Preference Stockholder can also requisition an Extraordinary General Court in respect of the 2009 General Voting Rights and the Provisional Voting Rights as defined under the Bye-Laws. The Group's practice is to issue notice of the Annual General Court at least 20 working days' before the meeting, in line with the requirements of the UK Code. Following the implementation in Ireland of the EU Shareholder Rights' Directive, the Bye-Laws have been amended to allow an Extraordinary General Court, other than an Extraordinary General Court called to pass a special resolution, to be convened by giving 14 days' notice of the meeting. All General Courts must be held in Ireland. Attendance at General Courts is limited to Ordinary Stockholders of the Bank and validly appointed proxies. Preference stockholders are not entitled to attend General Court save in exceptional circumstances set out in the Bye-Laws.

Limitation on the Rights to Own Securities

Neither the Charter nor the Bye-Laws impose restrictions on the right of non-resident or foreign shareholders to own securities in the Group. See, however, 'Exchange Controls and Other Limitations Affecting Security Holders' on page 451 for restrictions imposed in the context of EU and UN sanctions.

Further Capital Calls

Bye-Laws 17 to 22 deal with the mechanisms that enable the Directors to make calls upon members in respect of any moneys unpaid on their stock. All of the issued ordinary and preference stock is fully paid up.

Limitation on a Change of Control

The voting rights of the 2009 Preference stockholder concerning a change in control of The Bank are referred to as above.

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

Under the Bye-Laws of the Group any member may be requested to declare by statutory declaration whether he is beneficially entitled to ordinary stock of which he is the registered owner and, if not, to disclose the person or persons for whom he holds such ordinary stock in trust. Such a declaration must be made within 14 days after the date of service of the notice. Failure to respond to the notice in the prescribed period entitles the Directors to serve a disenfranchisement notice on such member with the consequence that the member may not attend or vote, either personally or by proxy, at any General Court

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

of the Bank or exercise any other rights conferred by membership in respect of his holding ordinary stock (the 'Default Stock'). In addition, where the default stock amounts to more than 5% of the ordinary stock then in issue of the Bank (or such other percentage as may be determined under the provisions of Section 70 of the Companies Acts 1990) then the disenfranchement notice may additionally direct that any dividend (or part thereof) shall be retained by the Bank without liability to pay interest thereon when such money is finally paid to the member and that no transfer of the default stock held by such member will be registered by, or on behalf of, the Bank unless the member is not himself in default as regards supplying the information required and the transfer is part only of members holding and when presented for registration is accompanied by a certificate by the member in a form satisfactory to the Directors to the effect that after due and careful enquiry, the member is satisfied that none of the Ordinary Stock, the subject of the transfer, is default stock. A disenfranchisement notice may continue in effect for as long as the default in respect of which it was issued continues.

Employee Share Schemes, Long Term Incentive Plan and Executive Stock Option Schemes

Stockholders of the Bank have from time to time approved (and renewed) executive stock option schemes and more broadly based employee profit participation plans.

The Group Sharesave Scheme (1999), established under similar enabling legislation in both Ireland and the UK, enables participating employees, who enter into a savings related contract, to be granted an option to acquire units of ordinary stock on completion of that contract at a price related to the market price which prevailed at the time of the granting of the option. Eligible employees, whose remuneration is subject to Irish or UK income tax, may be awarded options over stock the exercise price of which may be set at a discount of up to 25% of the prevailing stock market price (20% in the UK). Participants must take out an approved savings contract and may contribute from €12 to €320 per month. The last offer under the Group's Sharesave Scheme was in 2007. No new options have been created since this offer and there are no outstanding options under this scheme.

The Long Term Incentive Plan (2004) is restricted to senior executive officers and focuses on the Group's Total Shareholder Return (TSR) relative to a group of leading European financial services businesses. The TSR takes into account both the Group's stock price performance and dividend payments to stockholders. The performance conditions for awards in 2006, 2007 and 2008 were not met and subsequently, all grants lapsed. There have been no further awards under the Group Long Term Incentive Plan since 2008.

The Group Executive Stock Option Scheme (2004) focuses on underlying earnings per share ('underlying EPS') growth. Under the scheme, executives may be granted options to purchase stock up to one time's salary each year. The performance conditions for awards in 2006, 2007 and 2008 were not met and subsequently, all options lapsed. There have been no further awards under the Group Executive Stock Option Scheme since 2008.

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

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

employees of the Group or any participating company resident in the UK. There have been no awards under the Group Staff Stock Issue Scheme since 2008.

All of the above stock issue and stock option schemes are subject to a range of flow rate controls approved by the stockholders.

For further information on the stock option schemes refer to note 47 in the notes to the Consolidated Financial Statements.

Directors' and Officers' Liability Insurance

Irish company law permits companies to purchase and maintain insurance against directors' and officers' liability. The Bye-Laws of the Bank enable the Group to purchase such liability insurance and make it clear that directors are entitled to vote and be counted in the quorum in respect of any resolution concerning the purchase of such insurance.

Material Contracts

See note 57 to the 'Consolidated Financial Statements' for details of material transactions with the State.

Share Capital

See note 47 to the 'Consolidated Financial Statements' for details on Capital Stock.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Management

The strategic direction of the Group is provided by the Court of Directors (the 'Court') which comprises executive and non-executive Directors. Management is delegated to certain officers and committees of the Court. The table below details the roles held by members of the Court of Directors, the years in which they were appointed a Director and, in the case of executive Directors, the year of their appointment to their present position in brackets. The table below also details the roles held by members of senior management and the years in which they were appointed as members of senior management. This information is correct as at 20 March 2013.

Name	Age	Position held	Year appointed
Directors
Archie Kane	60	Governor	2012
Patrick O'Sullivan	63	Deputy Governor and Senior Independent Director	2009
Kent Atkinson	67	Non-Executive Director	2012
Richie Boucher	54	Group Chief Executive Officer (2009)	2006
Pat Butler	52	Non-Executive Director	2011
Tom Considine	68	Non-Executive Director	2009
Patrick Haren	62	Non-Executive Director	2012
Andrew Keating	42	Group Chief Financial Officer (2012)	2012
Patrick Kennedy	43	Non-Executive Director	2010
Patrick Mulvihill	50	Non-Executive Director	2011
Wilbur L. Ross Jr	75	Non-Executive Director	2012
Joe Walsh	69	Non-Executive Director	2009
Prem Watsa	62	Non-Executive Director	2012
Executive Officers
Des Crowley	53	Chief Executive—Retail UK	2000
Denis Donovan	59	Head of Group Non-Core Division	2003
Julie Sharp	47	Head of Group HR	2010
Helen Nolan	55	Group Secretary	2009
Peter Morris	56	Chief Governance Risk Officer	2010
Liam McLoughlin	49	Chief Executive—Retail Ireland	2009
Vincent Mulvey	52	Chief Credit and Market Risk Officer	2009
Senan Murphy	44	Head of Group Manufacturing	2012

Archie Kane—Governor

Archie retired from Lloyds Banking Group plc, where he was Group Executive Director—Insurance and Scotland, in May 2011. Prior to that, he held a number of senior and general management positions with Lloyds Banking Group plc and TSB Bank plc. He was Chairman of the Association of British Insurers and is a member of The City UK Supervisory Board. He is a former member of the Financial Services Advisory Board—Government of Scotland, the UK Takeover Panel, the Financial Services Global Competitiveness Group and the Insurance Industry Working Group, HM Treasury.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Archie has extensive experience of the financial services industry, having spent twenty five years in various senior commercial, strategic and operational roles in Lloyds Banking Group plc and TSB Bank plc. He is a member of the Institute of Chartered Accountants of Scotland.

Term of Office

Appointed to the Court in June 2012. Appointed Governor on 29 June 2012 (0.5 year). Date of expiration of current term of office is June 2015.

Other Principal Directorships

None

Patrick O'Sullivan—Deputy Governor and Senior Independent Director, Non-Executive Director

From 2007 until 2009, Patrick was Vice Chairman of Zurich Financial Services Group where he had specific responsibility for its international businesses. He previously held roles at Zurich as Group Finance Director CEO, General Insurance and Banking, of its UKISA division and CEO Eagle Star Insurance (London). Prior experience includes positions as Chief Operating Officer, Barclays de Zoete Wedd Holdings (London); Managing Director, Financial Guaranty Insurance Company (part of GE Capital) (London & New York); Executive Director, Goldman Sachs International (London) and General Manager, Bank of America Futures (London).

Patrick has extensive international financial services experience gained over a period of more than thirty five years through his positions with Zurich, Old Mutual plc, Man Group plc, Goldman Sachs, Bank of America, Barclays and Eagle Star. As a Fellow of Chartered Accountants Ireland and a former member of the International Accounting Standards Board Insurance Working Group on IFRS, he has particular insight into accounting standards and their application in the financial services industry.

Term of Office

Appointed to the Court in July 2009 (3.5 years). Date of expiration of current term of office is July 2015.

Other Principal Directorships

Chairman of Old Mutual plc, Chairman of UK Government Shareholder Executive. Senior Independent Director of Man Group plc.

Executive Directors

Richie Boucher—Group Chief Executive Officer

Richie was appointed Group Chief Executive Officer in 2009. He joined the Group as Chief Executive, Corporate Banking in December 2003 from Royal Bank of Scotland. He was appointed Chief Executive, Retail Financial Services Ireland in January 2006. He is a past President of the Institute of Bankers in Ireland (2008) and of the Irish Banking Federation (2006).

Richie has over thirty years' experience in all aspects of financial services. He has held a number of key senior management roles within the Bank of Ireland, Royal Bank of Scotland and Ulster Bank through which he has developed extensive leadership, strategy development, financial, people, operational and risk management skills. He is a Fellow of the Institute of Bankers in Ireland.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Term of Office

Appointed to the Court in October 2006 (6.5 years) and appointed Group Chief Executive Officer in February 2009 (4 years).

Other Principal Directorships

None

Andrew Keating—Group Chief Financial Officer

Andrew joined the Group in 2004, prior to which he held a number of senior financial roles with Ulster Bank, having qualified as a Chartered Accountant with Arthur Andersen. Prior to his appointment as Group Chief Financial Officer, Andrew held the role of Director of Group Finance.

Andrew is an experienced financial services professional who has held a number of senior finance roles both within Bank of Ireland and Ulster Bank. He has in-depth knowledge of financial reporting and related regulatory and governance requirements. He is a Fellow of Chartered Accountants Ireland.

Term of Office

Appointed to the Court in February 2012 (1 year).

Other Principal Directorships

None

Non-Executive Directors

Kent Atkinson

Kent was Group Finance Director of Lloyds TSB Group between 1994 and 2002. Prior to that, he held a number of senior executive appointments in Retail Banking with Lloyds, including Regional Executive Director for their South East region, and worked for twenty two years in South America and the Middle East with the Group.

In addition to his extensive commercial and financial executive experience in the financial services industry, Kent has significant experience as a non-executive Director across a range of international companies. He currently serves as a director of UK Asset Resolution Limited (which includes Bradford & Bingley plc and Northern Rock (Asset Management) plc), Coca-Cola Hellenic Bottling Company S.A. and Gemalto N.V. and is a former director of Standard Life plc, Telent plc (formerly Marconi plc) and Millicom International Cellular S.A. He has significant governance, risk management and financial oversight experience, including in the capacity of Senior Independent Director and Chair of Audit Committee of a number of entities, and a member of Risk, Strategy and M&A, Remuneration and Nomination Committees.

Term of Office

Appointed to the Court in January 2012 (1 year). Date of expiration of current term of office is January 2015.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Other Principal Directorships

Member of the Board of UK Asset Resolution Limited (which includes Bradford & Bingley plc and Northern Rock (Asset Management) plc), where he is the Senior Independent Director and Chair of the Audit Committee. Member of the Board of Coca-Cola Hellenic Bottling Company S.A. where he is Senior Independent Director and Chair of the Audit Committee. Member of the Board of Gemalto NV.

Pat Butler

Pat is a partner of The Resolution Group, a financial services investment firm. Prior to this he spent twenty five years with McKinsey & Co., where he was a senior director and led the firm's UK Financial Services Practice and its EMEA Retail Banking Practice. At McKinsey he advised banks, insurance companies and asset managers in the UK, US, Australia, South Africa, Middle East and several European countries—as well as a range of companies outside financial services—on issues of strategy, operations, performance improvement and organisation.

Pat brings to the Board extensive strategic experience in a broad range of industries with an international profile, and an in depth strategic and operational knowledge of the European and International Banking sector in particular. He is a Fellow of Chartered Accountants Ireland.

Term of Office

Appointed to the Court in December 2011 (1 year). Date of expiration of current term of office is December 2014.

Other Principal Directorships

None

Tom Considine

Tom is a former Secretary General of the Department of Finance and a former member of the Advisory Committee of the National Treasury Management Agency. He was also formerly a board member of the Central Bank and Financial Services Authority of Ireland and former member of the Council of the Economic & Social Research Institute.

Tom was nominated as a director of the Bank by the Minister for Finance under the terms of the Credit Institutions (Financial Support) Act 2008 and consequently is not required to stand for election or regular re-election by stockholders. Apart from the information available in the public domain at the time of nomination, a description of the skills and expertise brought to the Board by this appointment was not provided by the Government, however, the Court notes the value and benefit gained from Tom's membership of the Court and its Committees through his judgement and quality of contribution.

Tom has extensive experience in the public service, including at the most senior level in the Department of Finance and representing Ireland at European Union level. He has experience in finance at a strategic level, financial regulation, fiscal policy and risk management. As a former Secretary General of the Department of Finance and board member of the Central Bank and Financial Services Authority he has a broad experience of the wider macroeconomic environment and related policy issues. He is a Fellow of the Association of Chartered Certified Accountants (ACCA).

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Term of Office

Appointed to the Court in January 2009 (4 years).

Other Principal Directorships

President of the Institute of Public Administration.

Patrick Haren

Patrick is a former CEO of the Viridian Group, having joined Northern Ireland Electricity (NIE), in 1992 as Chief Executive. He previously worked with the ESB, including as Director, New Business Investment and also served as a board member of Invest Northern Ireland for a number of years.

Patrick is an experienced Chief Executive Officer, who has gained extensive strategic, corporate development and transactional experience having led the privatisation of NIE by IPO in 1993 and grew the business under the new holding company Viridian through 2000 to 2007, positioning the company as the market leader in independent electricity generation and supply in competitive markets in Ireland, North and South. Patrick was appointed to the board of Bank of Ireland (UK) plc in June 2012.

Term of Office

Appointed to the Court in January 2012 (1 year). Date of expiration of current term of office is January 2015.

Other Principal Directorships

None

Patrick Kennedy

Patrick is Chief Executive of Paddy Power plc since 2006. He has served as an Executive Director of Paddy Power plc since 2005 and a non-executive Director since 2004, during which time he served as Chairman of the Audit Committee. He has been a member of the Risk Committee of Paddy Power plc since 2006. Prior to joining Paddy Power plc, Patrick worked at Greencore Group plc for seven years where he was Chief Financial Officer and also held a number of senior strategic and corporate development roles. Patrick also worked with KPMG Corporate Finance in Ireland and the Netherlands and as a strategy consultant with McKinsey & Company in London, Dublin and Amsterdam.

As an experienced Chief Executive and Finance Director, Patrick brings to the Board a background in international business, management, finance, corporate transactions, strategic development and risk management through his involvement in Paddy Power plc, Elan Corporation plc (where he is Chairman of the Leadership, Development and Compensation Committee), Greencore Group plc and McKinsey & Company. He is a Fellow of Chartered Accountants Ireland.

Term of Office

Appointed to the Court in July 2010 (2.5 years). Date of expiration of current term of office is July 2013.

Other Principal Directorships

Chief Executive of Paddy Power plc since 2006. Non-executive Director of Elan Corporation plc.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Patrick Mulvihill

Patrick spent much of his career at Goldman Sachs, from which he retired in 2006, most recently as Global Head of Operations covering all aspects of Capital Markets Operations, Asset Management Operations and Payment Operations. He previously held the roles of Co-Controller, Co-Head of Global Controller's Department, covering financial/management reporting, regulatory reporting, product accounting and payment services. He also sat on the firm's Risk, Finance and Credit Policy Committees.

Patrick has over twenty years experience of international financial services having spent much of his career at Goldman Sachs where he held a number of senior management roles based in London and New York. As a result, he has an in depth knowledge of financial and management reporting, regulatory compliance, operational, risk and credit matters within a significant financial institution with an international focus. Patrick is a Fellow of Chartered Accountants Ireland.

Term of Office

Appointed to the Court in December 2011 (1 year). Date of expiration of current term of office is December 2014.

Other Principal Directorships

Non-executive Director of Goldman Sachs Ireland Finance plc.

Wilbur L Ross Jr

Wilbur is Chairman and Chief Executive Officer of WL Ross & Co., LLC which he established in 2000. He previously served as an Executive Managing Director at Rothschild Inc.

Wilbur has significant international experience gained through his investment activities and serving on the boards of a number of companies operating over a range of industries. He has considerable commercial and restructuring experience having assisted in restructuring more than $300 billion of corporate liabilities.

Term of Office

Appointed to the Court in June 2012 (0.5 year). Date of expiration of current term of office is June 2015.

Other Principal Directorships

Chairman and Chief Executive Officer of WL Ross & Co., LLC. Chairman of Invesco Private Capital, Inc. Chairman of Plascar Participacoes Industriais S.A. and International Textile Group, Inc., non-executive Director of BankUnited, Inc., ArecelorMittal, Air Lease Corporation, Sun Bancorp, Inc., Assured Guaranty Ltd., EXCO Resources, Inc., Navigator Holdings Ltd, Chairman of Brooking Economic Studies Council.

Joe Walsh

Joe served as Minister for Agriculture from 1992 to 1994 and from 1997 to 2004, having previously served as Minister for Food from 1987. He retired from Cabinet in September 2004.

Joe was nominated as a director of the Bank by the Minister for Finance under the terms of the Credit Institutions (Financial Support) Act 2008 and is not required to stand for election or regular re-election by stockholders. Apart from the information available in the public domain at the time of nomination, a description of the skills and expertise brought to the Board by this appointment was not provided by the

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Government, however, the Court notes the value and benefit gained from Joe's membership of the Court and its Committees through his judgement and quality of contribution.

Joe has significant public service experience at local and European level, having served as both Minister for Agriculture and Minister for Food and having chaired the E.U. Council of Agriculture Ministers. These leadership roles provided experience at a strategic level and a deep understanding of the wider macro-economic, political and regulatory environment.

Term of Office

Appointed to the Court in January 2009 (4 years).

Other Principal Directorships

Chairman of Cork Racecourse (Mallow) Limited, Horse Sport Ireland, Irish Hunger Task Force and a director of South Western Business Process Services Limited.

Prem Watsa

Prem is Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited, a publicly traded financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management. He previously worked with Confederation Life Insurance Company in Toronto, Canada and GW Asset Management.

Prem has gained considerable international experience of the financial services industry through his investment activities and range of directorship positions. He has significant insight into the strategic, commercial and operational challenges faced by companies operating in industry.

Term of Office

Appointed to the Court in June 2012. (0.5 year). Date of expiration of current term of office is June 2015.

Other Principal Directorships

Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited (Fairfax). Chairman of Northbridge Financial Corporation, Crum & Forster Holdings Corp., Odyssey Re Holdings Corp., Director of Zenith National Insurance Corp., non-executive Director of Research in Motion Ltd.

Executive Officers

Des Crowley—Chief Executive—Retail UK

Des joined Bank of Ireland Group in 1988 and became a member of the Group Executive Committee in 2000, on being appointed Chief Executive of Retail Banking and Distribution. In 2004, he was appointed Chief Executive, Retail Financial Services and Chief Executive, UK Financial Services in 2006. Appointed Director of the Bank in October 2006 until his retirement from this position in June 2011. Des was appointed Chief Executive Officer—Retail (Ireland & UK) in 2009 and Chief Executive—Retail UK and Chief Executive Officer of Bank of Ireland (UK) plc in 2012. He is Chairman of Post Office Financial Services and Director of First Rate Exchange Services, the Group's joint ventures with UK Post Office and a Director of New Ireland Assurance Company plc. Prior to joining Bank of Ireland Group, Des worked with Arthur Andersen & Co. He is a graduate of Trinity College Dublin, holding a BA (Mod) degree and is a Fellow of the Chartered Institute of Management Accountants.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Denis Donovan—Head of Group Non-Core Division

Denis joined Bank of Ireland Group in 1985. In 1999, he was appointed CEO, Bank of Ireland Treasury and International Banking (renamed Bank of Ireland Global Markets) and in April 2003, became Chief Executive, Wholesale Financial Services. Denis was subsequently appointed Chief Executive Officer, Capital Markets in 2006 and Head of Group Non-Core Division in 2011. Before joining Bank of Ireland Group, Denis worked with the Central Bank of Ireland. Denis is a graduate of University College Dublin, holding B. Comm and MBA degrees.

Liam McLoughlin—Chief Executive—Retail Ireland

Liam joined Bank of Ireland Group in 2004 and has held a number of senior management positions, including Chief Operating Officer, Corporate Banking, Divisional Finance Officer, Capital Markets Division and Director of Group Finance. In July 2009, he was appointed Head of Group Manufacturing and Chief Executive—Retail Ireland in 2012. Liam is a Director of New Ireland Assurance Company plc and of the Institute of Bankers in Ireland. Before joining Bank of Ireland Liam held a number of senior finance roles at Ulster Bank Group and, prior to that, he was financial controller for the National Treasury Management Agency. Liam is a graduate of University College Dublin, holding a Bachelor of Commerce degree. He is a Fellow of Chartered Accountants Ireland.

Peter Morris—Chief Governance Risk Officer

Peter joined Bank of Ireland Group in 1974 and started his career in Branch Banking before he moved to Corporate Banking. He has held a number of senior management positions and has worked in the Group's international locations. Peter was Group Chief Internal Auditor and prior to that he held the position of Risk Director, UKFS where he was involved in building and strengthening the Group's relationship with the Financial Services Authority. Peter was appointed Chief Governance Risk Officer and a member of the Group Executive Committee in 2010. Peter is a qualified CPA and a member of the Institute of Bankers in Ireland.

Vincent Mulvey—Chief Credit and Market Risk Officer

Vincent joined the Bank of Ireland Group in 1979 and has held a number of senior management positions including Head of Group Credit. Prior to that, he managed a number of Corporate loan portfolios. Vincent started his banking career within the Bank's Retail division where he worked in a number of locations. Vincent was appointed Chief Credit and Market Risk Officer and a member of the Group Executive Committee in 2009. Vincent is a Fellow of the Association of Chartered Certified Accountants (ACCA) and a Fellow of the Institute of Bankers in Ireland.

Senan Murphy—Head of Group Manufacturing

Senan joined Bank of Ireland Group as Head of Group Manufacturing in 2012 and was appointed Director of Bank of Ireland (UK) plc in June 2012. Prior to joining Bank of Ireland Group, Senan was Chief Operating Officer and Finance Director at Ulster Bank and was Chief Financial Officer of Airtricity, whose sale to Scottish and Southern Energy he led in 2007. Senan also worked in a number of senior roles in General Electric in the US and Europe. Senan is a graduate of University College Dublin, holding a Bachelor of Commerce degree. He is a Fellow of Chartered Accountants Ireland.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Helen Nolan—Group Secretary

Helen joined Bank of Ireland Group in 1992 and has held senior finance positions in the Retail Division, the Bancassurance business and in the UK. Helen was Divisional Finance Officer for the Capital Markets Division and was appointed Head of Group Internal Audit in 2003. Helen was appointed Group Secretary in July 2009. Prior to joining Bank of Ireland Group, Helen worked with Lloyds Abbey Life (Ireland), Warner Lambert Pharmaceuticals (Ireland) and KPMG. Helen is a Fellow of Chartered Accountants Ireland.

Julie Sharp—Head of Group Human Resources

Julie joined the Bank as Head of Group Human Resources in June 2010. Prior to joining Bank of Ireland Group, Julie held a number of senior management positions with ING ranging from Regional HR Director Asia Pacific for ING Investment Management, based in Australia to Regional Head of HR and Management Board member, ING Asia Pacific based in Hong Kong. Prior to ING, Julie worked in senior HR Director roles with Arthur Anderson, Citibank and John Fairfax Media. Julie holds an MBA in International Business Management from Charles Sturt University, having previously graduated from the University of New South Wales with a Bachelor of Science, majoring in Psychology.

The information below is as at 20 March 2013:

Senior Independent Director
Patrick O'Sullivan

 Group Audit Committee
Kent Atkinson (Chairman)
Tom Considine
Patrick Haren
Patrick Mulvihill
Patrick O'Sullivan

 Group Remuneration Committee
Joe Walsh (Chairman)
Patrick Haren
Archie Kane
Patrick Kennedy

 Group Nomination and Governance Committee
Archie Kane (Chairman)
Pat Butler
Patrick O'Sullivan
Joe Walsh

 Court Risk Committee
Tom Considine (Chairman)
Kent Atkinson
Pat Butler
Patrick Kennedy
Patrick Mulvihill	Group Risk Policy Committee
Vincent Mulvey (Chairman)
Richie Boucher
Sean Crowe
Des Crowley
Denis Donovan
Andrew Keating
Liam McLoughlin
Peter Morris
Senan Murphy
Declan Murray
Helen Nolan
Mick Sweeney

 Group Investment Committee
Richie Boucher (Chairman)
Donal Collins (Secretary)
Des Crowley
Denis Donovan
Andrew Keating
Liam McLoughlin
Peter Morris
Vincent Mulvey
Senan Murphy
Helen Nolan
Julie Sharp

Terms of Office of the Directors

See page 441, in 'Additional Information'.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

REMUNERATION REPORT

The Bank of Ireland Group's commitment to attracting, retaining and motivating high calibre people is deemed fundamental to the achievement of our goals and objectives. We want to ensure we have the right people in the right roles and we recognise the importance that our shareholders place in the management of our remuneration strategy. To reflect this, we operate strong governance across the organisation on the management of remuneration.

Governance Structures

The Group Remuneration Committee holds delegated responsibility for the oversight of Group-wide remuneration policy with specific reference to the Governor, Directors and senior executives across the Group, and those employees whose activities have a material impact on the Group's risk profile.

It is the Group Remuneration Committee's responsibility to consider, agree and approve a remuneration strategy that supports the Group's objectives of long term sustainability and success, sound and responsible risk management and good corporate governance.

The remuneration of non-executive Directors is determined and approved by the Court. Neither the Governor nor any Director participates in decisions relating to their own remuneration.

During 2012 independent remuneration advice was received by the Bank from a number of external advisers on a range of issues relating to remuneration.

The Group Remuneration Committee met throughout 2012 and discussed the following key topics:

•
Group Remuneration Committee Terms of Reference;

•
Group Remuneration Policy;

•
European market practice in terms of the European Banking Authority Remuneration Guidelines;

•
Remuneration arrangements for Group Executive Committee appointees in 2012;

•
The Governor's remuneration upon appointment;

•
Performance Reviews for the Group CEO and the Group Executive Committee;

•
Remuneration of the Heads of Key Risk Control Functions; and

•
Group risk profile and implications of remuneration policies for risk and risk management.

European Banking Authority Remuneration Guidelines

EBA Guidelines on Remuneration were published on 10 December 2010 and came into effect from 1 January 2011. They came into Irish Law in January 2011. The objective of these guidelines is to ensure that an institution's remuneration policies and practices are consistent with and promote sound and effective risk management. They apply to all institutions, which are currently covered by the Capital Requirements Directive including Bank of Ireland Group.

During 2012, the Group continued to embed the Guidelines into the performance and reward structures across the Group with the key areas of focus as follows:

Disclosure

The Group in 2012 complied with its annual requirements to provide disclosures relating to:

•
Remuneration at Bank of Ireland

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

•
Decision-making processes for remuneration policy

•
Code staff

•
Remuneration restrictions

•
Link between pay and performance

•
Group Remuneration Strategy

•
Remuneration Expenditure

These disclosures were made as part of the Group's 2011 Pillar 3 disclosure in March 2012 which is available on the Group's website. The Group's 2012 Pillar 3 disclosures will take place during 2013.

As a 'significant institution' in an Irish banking context, the Group is required to submit additional disclosures under the EBA Remuneration data collection exercises. The Group complied with its first annual reporting requirements in 2012, submitting the following reports to the Central Bank of Ireland:

•
2010 and 2011 European Benchmarking exercise; and

•
2010 and 2011 High Earners (any earning €1 million and above) report.

Alignment of performance and reward with risk

The Group's Risk Identity, Appetite and Strategy as set out on page 74 forms an integral element of remuneration structures, practices and frameworks.

The Group's Risk Identity, Appetite and Strategy has been cascaded, as appropriate, throughout the Group.

The Group amended its Performance Planning and Review Process for all managers and executives. These amendments included the introduction of:

•
Mandatory risk goals; and

•
Minimum weightings for particular key result areas.

Involvement of Risk Function

The Chief Credit and Market Risk Officer attended the Group Remuneration Committee in 2012 to report on the Group's risk profile so that the Committee could consider the implications of remuneration policies for risk management within the Group.

Code Staff

In accordance with the Guidelines, the Group maintains a list of those employees deemed as being persons whose professional activities on behalf of the Group are deemed to have a material impact on the Group's risk profile (Code Staff).

Remuneration Restrictions

The Group is currently operating under a number of remuneration restrictions, which cover all Directors, Senior Executives, Employees and Service Providers across the Group. These restrictions were contained within the 'Subscription Agreement' with the Irish Government (March 2009) and subsequently in the 'Minister's Letter' (July 2011), under which the Group gave a number of commitments and undertakings to the Minister for Finance in respect of remuneration practices. The 'Minister's Letter' was a further

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

condition of the Transaction Agreement entered into with the Irish Government (July 2011) during the 2011 Recapitalisation of the Bank.

The Group is in compliance with the remuneration restrictions contained within both of these documents.

Attraction, Motivation and Retention

The Group's success depends in part on the availability of skilled management and the continued services of key members of its management team, both at its head office and at each of its business units.

If the Group fails to attract and appropriately train, motivate and retain highly skilled and qualified people, its businesses may be negatively impacted. Restrictions imposed on remuneration by Government, tax or regulatory authorities or other factors outside the Group's control in relation to the retention and recruitment of key executives and highly skilled and qualified people may adversely impact on the Group's ability to attract and retain such staff.

Group Remuneration Strategy

The Group's Remuneration Strategy, which aims to support the Group's objectives of long term sustainability and success, sound and responsible risk management and good corporate governance, was reviewed in 2012. The application of this strategy is done in consideration of and in alignment with the Group's Risk Identity, Appetite and Strategy.

In addition the strategy seeks to ensure that:

•
our efforts are aligned with and contribute to the long term sustainability, value creation and success of the Group;

•
we have the necessary platform to attract, retain and motivate high calibre employees;

•
insofar as possible, we offer a competitive remuneration package across all markets, in a cost effective manner;

•
remuneration practices are simple, transparent, easy to understand and implement;

•
sound and effective risk management is reflected in performance management and remuneration structures and their alignment to performance targets and governance structures;

•
remuneration is applied in consideration of and in alignment with the Group's Risk Identity, Appetite and Strategy and overall risk governance framework;

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

•
we are compliant with all applicable regulatory remuneration requirements as they relate to the Group; and

•
remuneration policies, processes, procedures, systems and controls support the fair treatment of customers and mitigate the potential for conflict between commercial and customer interests.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

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

As noted earlier, in 2012 the Group's performance management system was strengthened to include a greater alignment with the Group's Risk Identity, Appetite and Strategy. This included the implementation of mandatory risk goals for all managers and executives and the inclusion of minimum weightings for particular key results areas.

Each manager's and executive's risk goals reflect the nature of their role and their seniority within the Group and have an appropriate weighting attached to them.

The Balanced Scorecard and Key Result Areas (KRAs)

The Balanced Scorecard approach incorporated within the Group's Performance Planning and Review Process is consistent with the Guidelines. It ensures that:

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

The Balanced Scorecard contains four Key Result Areas (KRAs), each with a minimum weighting of 10%, that apply to all executive and managers roles in the Group:

•
Customer KRA

•
Leadership and People Development KRA

•
Financial/Revenue/Cost/Efficiency KRA

•
Risk KRA (covers all areas of Risk including Credit, Regulatory and Operational Risk).

Goals set within these KRAs are linked to overall Divisional and Group Strategy, support the achievement of business unit objectives and are aligned to the Group's Risk Identity, Appetite and Strategy.

The KRAs are agreed between the manager/executive and his/her line manager at the beginning of the performance cycle. Regular informal reviews take place at times during the performance cycle. A formal end of year review occurs at the end of the performance cycle.

Remuneration packages for Executive Directors

The total remuneration package for the Group Chief Financial Officer, Andrew Keating, was approved by the Group Remuneration Committee upon his appointment.

For the year ended 31 December 2012, the remuneration packages for executive Directors were governed by the Group's commitments under both the 'Subscription Agreement' (March 2009), and the 'Minister's Letter' (July 2011).

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

The key elements of the remuneration package in respect of the year ended 31 December 2012 were as follows (further detail is available in table 1 on page 178):

•
Salary—Salaries are paid monthly and reviewed annually by the Group Remuneration Committee.

•
Retirement Benefits—The executive Directors are members of the Bank of Ireland Staff Pensions Fund, which is a contributory defined benefit scheme. In 2010, in line with the Group Pensions Review, all of the executive Directors voluntarily agreed to a series of pension benefit reductions. These included, where applicable:

•
an initial freeze on salary qualifying for pension purposes and following that freeze period, capping of any future salary increases qualifying for pension purposes;

•
a freeze on increases to pensions in payment for up to three years post-retirement; and

•
a cap on increases to pensions in payment following that three year period.

Other potential elements of the remuneration package for executive Directors are as follows:

•
Performance-related bonus scheme—A decision was taken by the Group Remuneration Committee that no bonuses would be paid to executive Directors in respect of the year ended 31 December 2012. No bonuses have been paid to an executive Director since 2008;

•
Long Term Incentive Plan (LTIP)—No grants have been made under this plan since 2008. Under the LTIP, which is described in more detail in note 47 on page 310, conditional awards had previously been made to the executive Directors. There are no outstanding grants to executive Directors awaiting vesting under this scheme. Participants in the 2002 LTPSP (the predecessor to the LTIP) were entitled to receive a 30% matching award on their retained units during 2012. All participants waived this entitlement and no matching awards were made;

•
Executive Stock Option Scheme (ESOS)—No awards have been made under this scheme since 2008. All ESOS grants made in respect of the financial years ended 31 March 2002 to 31 March 2006 inclusive have no current economic value (for further details see note 47 on page 309). There are no outstanding grants to executive Directors awaiting vesting under this scheme;

•
Employee Stock Issue Scheme—There was no stock issue award under the Employee Stock Issue Scheme in 2012 (for further details see note 47 on page 308). The last award made under the Employee Stock Issue Scheme was in 2008;

•
Sharesave Scheme—In 1999, the Group established a Sharesave Scheme (SAYE Scheme) for all eligible employees. Under the SAYE Scheme the executive Directors and Group Secretary who participated were granted options over units of ordinary stock. No SAYE Scheme has been launched since the 2007 SAYE Scheme. At 31 December 2012, neither the executive Directors nor the Group Secretary held any options under the scheme (for further details see note 47 on page 309); and

•
Service contracts—No service contract exists between the Bank and any Director, which provides for a notice period from the Group of greater than one year.

For details of stock options please see 'Additional Information' on pages 442 to 443.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page 198.

Directors' remuneration for the year ended 31 December 2012 (all figures in €000s)

Table 1:

	Gross salary (1-3)	Fees (4)	Performance bonus (5)	Other remuneration (6)	Pension funding contributions (7)	Total 2012 before amounts waived	Amounts waived during the year (8)	Total 2012 (after amounts waived)
Governor
P Molloy	^*197					197		197
(retired 29 June 2012)
A Kane	+209	+31		+22		262		262
(appointed Governor 29 June 2012)
Deputy Governor
P O'Sullivan	126					126		126
Executive Directors
R Boucher	690			34	186	910	(67)	843
A Keating	**358			**28	**32	418		418
(appointed 1 February 2012)
Non-executive Directors
K Atkinson		***91				91		91
(appointed 20 January 2012)
P Butler		79				79		79
T Considine		98				98		98
P Haren		***103				103		103
(appointed 20 January 2012)
J Kennedy		***33				33		33
(retired 24 April 2012)
P Kennedy		79				79		79
P Mulvihill		79				79		79
W L Ross Jr		***33				33		33
(appointed 20 June 2012)
J Walsh		90				90		90
P Watsa		***33				33		33
(appointed 20 June 2012)

Totals	1,580	749	—	84	218	2,631	(67)	2,564

Ex-gratia payments paid to former Directors/dependents						284		284

^
In addition to amounts shown, P Molloy is also in receipt of a pension from the Bank of Ireland Staff Pensions Fund relating to his previous employment with the Group.

*
To date of retirement as Governor.

+
A Kane was appointed a non-executive Director on 20 June and Governor on 29 June 2012. Please see note (1) on page 179.

**
A Keating was appointed an executive Director and Group Chief Financial Officer on 1 February 2012. Please see note (3) on page 179.

***
From date of appointment or to date of retirement as a non-executive Director, as indicated.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Notes:

(1)
The Governor and Deputy Governor, as non-executive Officers of the Bank, are remunerated by way of non-pensionable salary.

A Kane receives an annual non-pensionable salary of €394,000 for his role as Governor. In addition he has a consultancy arrangement with Bank of Ireland (UK) plc in respect of which he receives an annual fee of €59,000. He also receives an accommodation, utilities and car allowance of €37,000 per annum. He was paid a pro-rata equivalent amount from the date of his appointment to 31 December 2012 and these are shown in columns (1-3), (4) and (6) above.

(2)
The Chief Executive Officer, R Boucher, has, with effect from 1 May 2009, waived a portion of his salary (€67,000 for the year ended 31 December 2012). The salary shown in the table is the gross amount before that waiver.

The voluntary waiver has been extended until 31 December 2013 for R Boucher.

(3)
A Keating receives an annual salary of €390,000 for his role as Group Chief Financial Officer. In addition he receives a car allowance of €27,500 per annum. He was paid a pro-rata equivalent amount from the date of his appointment to 31 December 2012 and these amounts are shown in columns (1-3), (6) and (7) above. His annual salary for pension purposes is €200,000, with the remaining balance of €190,000 of his salary being excluded for pension purposes.

(4)
Fees are paid to non-executive Directors and a basic fee of €63,000 per annum applies. Additional fees are paid to Committee Chairmen and for Committee membership. On 1 February 2009, all non-executive Directors agreed to reduce their fees by 25%. These reductions applied throughout 2012. The basic fee of €63,000 is the reduced fee.

In addition to the above, P Haren had been appointed as non-executive Director of Bank of Ireland (UK) plc with effect from 29 June 2012 and received a separate fee for this role (Pro-rata Stg£23,000, equivalent €28,000 for the year ended 31 December 2012).

(5)
No bonuses were awarded in respect of the year ended 31 December 2012.

(6)
The figures include car allowances and, where applicable, benefits in kind.

(7)
The amounts shown for R Boucher and A Keating relate to the Bank's pension funding contribution in respect of the pension benefit they accrued in line with their contractual entitlement during 2012. The amount shown for A Keating covers the period from date of appointment (1 February 2012).

All pension amounts at (7) above have been determined by Towers Watson, the Group's actuary, and approved by the Group Remuneration Committee.

(8)
Amounts of salary waived are as set out in note (2) above.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Directors' remuneration for the year ended 31 December 2011 (all figures in €000s)

Table 2:

	Gross salary (1)	Fees (2)	Performance bonus (3)	Other remuneration (4)	Pension funding contributions (5)	Total 2011 before amounts waived	Amounts waived during the year (6)	Total 2011 (after amounts waived)
Governor
P Molloy	^394					394		394
Deputy Governor
D Holt	+à 63	+à 51				114		114
(retired 15 June 2011)
P O'Sullivan	++68	36				104		104
(appointed Deputy Governor 15 June 2011)
Executive Directors
R Boucher	690			34	174	898	(67)	831
D Crowley	**261			**51		312	**(33)	279
(retired 15 June 2011)♦
D Donovan	**303			**125		428	**(30)	398
(retired 15 June 2011)♦
J O'Donovan♦	**550			**185		735	**(55)	680
(retired 31 December 2011)
Non-executive Directors
P Butler
(appointed 23 December 2011)		**2				2		2
T Considine		90				90		90
P Haran		**45				45		45
(retired 15 June 2011)
R Hynes		**98				98		98
(retired 31 December 2011)
J Kennedy		110				110		110
HA McSharry*		**47				47		47
(retired 15 June 2011)
P Mulvihill		**2				2		2
(appointed 23 December 2011)
J Walsh		79				79		79
P Kennedy°		78				78		78

Totals	2,329	638	—	395	174	3,536	(185)	3,351

Ex-gratia payments paid to former Directors/dependents						286		286

^
In addition to amounts shown, P Molloy was also in receipt of a pension from the Bank of Ireland Staff Pensions Fund relating to his previous employment with the Group.

à
D Holt received a salary for his role as Deputy Governor. In addition he had been appointed Chairman of Bank of Ireland (UK) plc with effect from 2 March 2010 and received a separate fee for this role (Pro-rata Stg£42,500, equivalent €50,880). He remained in his role as Chairman of Bank of Ireland (UK) plc until 29 June 2012.

+
To date of retirement as Deputy Governor.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

++
From date of appointment as Deputy Governor.

**
From date of appointment or to date of retirement as a Director, as indicated.

♦
D Crowley and D Donovan retired as executive Directors of the Group on 15 June 2011, and J O'Donovan on 31 December 2011. They remained Bank of Ireland employees at 31 December 2011.

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

In addition to the above, D Holt had been appointed Chairman of Bank of Ireland (UK) plc with effect from 2 March 2010 and received a separate fee for this role (Pro-rata Stg£42,500, equivalent €50,880 for the year ended 31 December 2011) to date of retirement as Deputy Governor. He remained in his role as Chairman of Bank of Ireland (UK) plc until 29 June 2012.

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

(6)
Amounts of salary waived are as set out in note (1) above.

Executive stock options held by Directors and Secretary

No awards have been made under this scheme since 2008. Options granted in 2008 matured on 3 June 2011 and did not vest, as the performance conditions were not achieved. This confirms the strong link between returns to stockholders and the remuneration of executives.

All grants made in respect of the financial years ended 31 March 2002 to 31 March 2006 inclusive have no economic value. There are no outstanding grants awaiting vesting under this scheme.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Table 3:

	Date of grant	Earliest exercise date	Expiry date	Exercise price €	Options at 1 January 2012	Granted in period	Exercised in year	Lapsed in period	Market price at exercise date €	Options at 31 December 2012
R Boucher	26 Jul 2004	26 Jul 2007	26 Jul 2014	€10.76	26,000					26,000
	21 Jun 2005	21 Jun 2008	21 Jun 2015	€12.85	23,000					23,000

TOTAL					49,000					49,000

Secretary
H Nolan	18 Jun 2003	18 Jun 2006	18 Jun 2013	€10.77	10,000					10,000
	26 Jul 2004	26 Jul 2007	26 Jul 2014	€10.76	12,000					12,000
	21 Jun 2005	21 Jun 2008	21 Jun 2015	€12.85	11,000					11,000

TOTAL					33,000					33,000

The above options are pre the Group's 2010 Rights Issue and 2011 Rights Issue. The Group Remuneration Committee exercised its discretion to not make any technical adjustments to these grants in 2011. No other Directors have been granted options to subscribe for units of ordinary stock of the Bank or of other Group entities. The official closing price per unit of ordinary stock at 31 December 2012 was €0.114 (31 December 2011: €0.082).

Directors' pension benefits

Set out below are details of the change in accrued pension benefits for the Directors during the year ended 31 December 2012.

Table 4:

	(a) Additional inflation-adjusted accrued pension in the year €	(b) Increase/ (decrease) in transfer value €	(c) Accrued pension benefits at 31 December 2012 €
Executive Directors
R Boucher	7,883	111,899	315,218
A Keating*	2,671	17,412	27,778

Column (a) represents the inflation-adjusted increase in each individual's accrued pension benefit during the year. Increases are shown after the opening position has been adjusted for statutory revaluation, and comprise allowance for additional pensionable service, any increases in pensionable earnings and any agreed adjustment in the individual's pension accrual. This is in line with the requirements of the Listing Rules and the related actuarial professional guidance.

Column (b) is the additional capital value, less each Director's contributions, of Column (a) which could arise if the pension were to be transferred to another pension plan on the Director leaving the Group and is calculated using factors supplied by the actuary in accordance with actuarial guidance notes ASP PEN-2, and is based on leaving service pension benefits becoming payable at normal retirement date, age 60.

Column (c) is the aggregate pension benefits payable at normal retirement age based on each Director's pensionable service with the Group at 31 December 2012.

*
A Keating was appointed on 1 February 2012 and the amount shown above in column (a) is from that date.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Directors' interests in stock

In addition to their interests in the ordinary stock through their holding of stock options as set out above, the interests of the Directors and Secretary in office at 31 December 2012, and of their spouses and minor children, in the stocks issued by the Bank are set out below:

Table 5:

	Units of €0.05 of ordinary stock at 31 December 2012 beneficial	Units of €0.05 of ordinary stock at 1 January 2012 or at date of appointment beneficial
DIRECTORS
K Atkinson	2,000	*2,000
R Boucher	380,957	380,957
P Butler	1,000	**—
T Considine	57,500	57,500
P Haren	1,000	*1,000
A Kane	11,074	à —
A Keating	56,014	*56,014
P Kennedy	254,642	254,642
P Mulvihill	5,000	5,000
P O'Sullivan	115,000	115,000
W L Ross Jr	^1,000	*^—
J Walsh	123,427	123,427
P Watsa	*1,000	*+—
SECRETARY
H Nolan	80,043	80,043

*
Interest in units of €0.05 of ordinary stock at date of appointment.

**
P Butler did not hold any units of ordinary stock at either date of appointment (23 December 2011) or 1 January 2012. Following the end of the 'close period' on 20 February 2012 he acquired 1,000 units of ordinary stock.

à
A Kane did not hold any units of ordinary stock at date of appointment (20 June 2012). Following the end of the 'close period' on 10 August 2012 he acquired 11,074 units of ordinary stock on 13 August 2012.

^
In addition to the holdings specified in the above table, W L Ross Jr had an interest in 2,933,635,858 units of ordinary stock of the Bank as at his date of appointment and as at 31 December 2012, being ordinary stock owned by W L Ross investment vehicles in which W L Ross Jr has beneficial interests.

As at 31 December 2012, investment vehicles in which W L Ross Jr is interested also held rights of first refusal in respect of any transfer or conversion of the Convertible Contingent Capital Notes 2016(1) (the 'CCNs') of The Governor and Company of the Bank of Ireland held by the Minister for Finance, in respect of a proportion of the CCNs equal to the proportion of units of ordinary stock purchased by these vehicles under the stock purchase agreements between the vehicles and the NPRFC, expressed as a percentage of the total issued ordinary stock of the Bank from time to time (the 'Pro-Rata Share'). On 9 January 2013, the Minister for Finance sold 100% of the CCNs to third parties and therefore these rights of first refusal no longer apply.

In addition, as at 31 December 2012, there were 1,837,041,304 units of 2009 Preference Stock in issue. The 2009 Preference Stock entitles the holder (the NPRFC) to receive a non-cumulative dividend at a fixed rate of 10.25% of the issue price comprising €0.01 nominal value and €0.99 premium per annum, payable annually at the discretion of the Bank. If a cash dividend is not paid by the Bank, the Bank shall issue units of ordinary stock (the 'Bonus Stock') to the NPRFC to be settled on a day determined by the Bank, in its sole discretion, provided that this must occur no later than the day on which the Bank subsequently redeems or repurchases or pays a dividend on the 2009 Preference Stock or any class of capital stock. Pursuant to an agreement between the Minister for Finance and

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

  investment vehicles in which W L Ross Jr is interested, the investment vehicles are entitled to purchase a proportion of units of Bonus Stock issued to a State entity equal to the proportion of units of ordinary stock purchased by these vehicles under the stock purchase agreements between the vehicles and the NPRFC, expressed as a percentage of the total issued ordinary stock of the Bank from time to time.

+
In addition to the holdings specified in the above table, P Watsa had an interest in 2,807,463,858 units of ordinary stock of the Bank as at his date of appointment and as at 31 December 2012, being ordinary stock owned by Fairfax Financial Holdings Limited (FFHL) and related entities in which P Watsa has beneficial interests. P Watsa also had an interest in 100,000 units of ordinary stock of the Bank as at 31 December 2012, being ordinary stock owned by 1109519 Ontario Limited in which P Watsa has a beneficial interest.

As at 31 December 2012, FFHL also held a right of first refusal in respect of any transfer or conversion of the CCNs, in respect of its Pro-Rata Share of the CCNs. On 9 January 2013, the Minister for Finance sold 100% of the CCNs to third parties and therefore FFHL's right of first refusal no longer applies.

In addition, as at 31 December 2012, there were 1,837,041,304 units of 2009 Preference Stock in issue. The 2009 Preference Stock entitles the holder (the NPRFC) to receive a non-cumulative dividend at a fixed rate of 10.25% of the issue price comprising €0.01 nominal value and €0.99 premium per annum, payable annually at the discretion of the Bank. If a cash dividend is not paid by the Bank, the Bank shall issue units of ordinary stock (the 'Bonus Stock') to the NPRFC to be settled on a day determined by the Bank, in its sole discretion, provided that this must occur no later than the day on which the Bank subsequently redeems or repurchases or pays a dividend on the 2009 Preference Stock or any class of capital stock. Pursuant to an agreement between the Minister for Finance and FFHL, FFHL is entitled to purchase a proportion of units of Bonus Stock issued to a State entity equal to the proportion of units of ordinary stock purchased by FFHL under the stock purchase agreements between FFHL and the NPRFC, expressed as a percentage of the total issued ordinary stock of the Bank from time to time.

(1)
Please see note 41 on page 292, for further details on the Convertible Contingent Capital Notes 2016.

Apart from the interests set out above and in the previous section, the Directors and Secretary and their spouses and minor children had no other interests in the stock/securities of the Bank or its Group undertakings at 31 December 2012. There have been no changes in the stockholdings of the above Directors and Secretary between 31 December 2012 and 21 February 2013.

End of information in the Remuneration Report that forms an integral part of the audited financial statements.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Changes in the Directorate during the year

Table 6:

	Executive Directors	Non-Executive Directors
Number at 31 December 2011	2	9
Changes during 2012
Appointments	A Keating (appointed 1 February 2012)	K Atkinson (appointed 20 January 2012)
		P Haren (appointed 20 January 2012)
		A Kane (appointed 20 June 2012)
		W L Ross Jr (appointed 20 June 2012)
		P Watsa (appointed 20 June 2012)
Retirements	J O'Donovan (retired 31 December 2011)	J Kennedy (retired 24 April 2012)
		P Molloy (retired 29 June 2012)
		R Hynes (retired 31 December 2011)
Number at 31 December 2012	2	11
Average number during 2012	2	10
(Average number during 2011)	(3)	(8)

Group Pension Plans

See page 441, in 'Additional Information'.

Indebtedness of Directors and Executive Officers

See page 441, in 'Additional Information'.

BANK OF IRELAND GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED 31 DECEMBER 2012

BANK OF IRELAND GROUP

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations adopted by the European Union (EU) and with those parts of the Companies Acts, 1963 to 2012 applicable to companies reporting under IFRS, the European Communities (Credit Institutions: Accounts) Regulations, 1992 and, in respect of the Consolidated financial statements, Article 4 of the IAS Regulation. In preparing these financial statements, the Directors have also elected to comply with IFRS issued by the International Accounting Standards Board (IASB).

Irish company law requires the Directors to prepare financial statements which give a true and fair view of the state of affairs of the Bank and the Group and of the profit or loss of the Group. In preparing these financial statements for the year ended 31 December 2012, the Directors are required to:

•
select suitable accounting policies and then apply them consistently;

•
make judgements and estimates that are reasonable and prudent;

•
state that the financial statements comply with IFRS adopted by the EU and IFRS issued by the IASB; and

•
prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Bank and enable them to ensure that the financial statements are prepared in accordance with IFRS and IFRIC interpretations adopted by the European Union and with those parts of the Companies Acts, 1963 to 2012 applicable to companies reporting under IFRS and the European Communities (Credit Institutions: Accounts) Regulations, 1992 and, in respect of the Consolidated financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Bank and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Under applicable law and the requirements of the Listing Rules issued by the Irish Stock Exchange, the directors are also responsible for preparing a Directors' Report and reports relating to directors' remuneration and corporate governance. The Directors are also required by the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Central Bank to include a management report containing a fair review of the business and a description of the principal risks and uncertainties facing the Group. Statutory Instrument number 450 of 2009 'European Communities (Directive 2006/46/EC)' (S.I. 450) requires the Directors to make a statement with a description of the main features of the internal control and risk management systems in relation to the process for preparing consolidated accounts for the Group and its subsidiaries.

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

BANK OF IRELAND GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Court of Directors and members of The Governor and Company of the Bank of Ireland

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity present fairly, in all material respects, the financial position of The Governor and Company of the Bank of Ireland (the 'Group') and its subsidiaries at 31 December 2012 and 31 December 2011 and the results of their operations and cash flows for the three years in the period ended 31 December 2012, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also, in our opinion the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). The Group's management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in 'Management's Report on Internal Control over Financial Reporting' appearing under 'Controls and Procedures' in the Additional Information section on page 459. Our responsibility is to express opinions on these financial statements and on the Group's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin
Ireland

27 March 2013

BANK OF IRELAND GROUP

CONSOLIDATED INCOME STATEMENT

	Note	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Interest income	2	4,006	4,618	5,179
Interest expense	3	(2,569)	(3,084)	(2,960)

Net interest income		1,437	1,534	2,219
Net insurance premium income	4	1,156	929	969
Fee and commission income	5	515	612	633
Fee and commission expense	5	(215)	(192)	(257)
Net trading (expense)/income	6	(275)	19	225
Life assurance investment income, gains and losses	7	678	(38)	474
Gain on liability management exercises	8	69	1,789	1,402
Other operating income	9	106	12	199

Total operating income		3,471	4,665	5,864
Insurance contract liabilities and claims paid	10	(1,725)	(750)	(1,268)

Total operating income, net of insurance claims		1,746	3,915	4,596
Other operating expenses	11	(1,638)	(1,647)	(1,785)
Cost of restructuring programmes	12	(150)	3	(18)
Impact of amendment to defined benefit pension schemes	45	—	2	733

Operating (loss)/profit before impairment charges on financial assets, (loss)/gain on NAMA and loss on deleveraging		(42)	2,273	3,526
Impairment charges on financial assets (excluding assets sold to NAMA)	14	(1,769)	(1,960)	(2,027)
Impairment charges on assets sold to NAMA	15	—	(44)	(257)
(Loss)/gain on sale of assets to NAMA including associated costs	16	(1)	33	(2,241)
Loss on deleveraging of financial assets	17	(326)	(565)	—

Operating loss		(2,138)	(263)	(999)
Share of results of associates and jointly controlled entities (after tax)	18	41	39	49
(Loss)/profit on disposal/liquidation of business activities	19	(69)	34	—

Loss before tax		(2,166)	(190)	(950)
Taxation credit	20	337	230	341

(Loss)/profit for the year		(1,829)	40	(609)

Attributable to stockholders		(1,824)	45	5
Attributable to non-controlling interests		(5)	(5)	(614)

(Loss)/profit for the year		(1,829)	40	(609)

Earnings per unit of €0.05 ordinary stock (2011: €0.05; 2010: €0.10)	21	(6.7c )	(0.7c )	(21.5c )

Diluted earnings per unit of €0.05 ordinary stock (2011: €0.05; 2010: €0.10)	21	(6.7c )	(0.7c )	(21.5c )

The notes on pages 233 to 356 form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
(Loss)/profit for the year	(1,829)	40	(609)

Other comprehensive income, net of tax:
Available for sale reserve, net of tax:
Changes in fair value	889	60	(354)
Transfer to income statement
—Asset disposal	(53)	24	(13)
—Impairment	39	19	147

Net change in available for sale reserve	875	103	(220)

Net actuarial loss on defined benefit pension funds, net of tax	(789)	(117)	391
Cash flow hedge reserve, net of tax:
Changes in fair value	546	(800)	(105)
Transfer to income statement	(398)	1,114	380

Net change in cash flow hedge reserve	148	314	275
Foreign exchange reserve:
Foreign exchange translation gains	80	180	157
Transfer to income statement on liquidation of non-trading entities	56	—	—

Net change in foreign exchange reserve	136	180	157
Revaluation of property, net of tax	(1)	(6)	(15)

Other comprehensive income for the year, net of tax	369	474	588

Total comprehensive income for the year, net of tax	(1,460)	514	(21)

Total comprehensive income attributable to equity stockholders	(1,455)	520	(26)
Total comprehensive income attributable to non-controlling interests	(5)	(6)	5

Total comprehensive income for the year, net of tax	(1,460)	514	(21)

The effect of tax on the above items is shown in note 20.

The notes on pages 233 to 356 form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED BALANCE SHEET

	Note	31 December 2012 €m	31 December 2011 €m
Assets
Cash and balances at central banks	54	8,472	8,181
Items in the course of collection from other banks		448	443
Trading securities	22	143	6
Derivative financial instruments	23	5,847	6,362
Other financial assets at fair value through profit or loss	24	9,460	8,914
Loans and advances to banks	25	9,506	8,059
Available for sale financial assets	26	11,093	10,262
NAMA senior bonds	27	4,428	5,016
Loans and advances to customers	28	92,621	99,314
Interest in associates	30	39	31
Interest in jointly controlled entities	31	227	245
Intangible assets	32	371	393
Investment properties	33	1,066	1,204
Property, plant and equipment	34	333	336
Current tax assets		33	9
Deferred tax assets	44	1,653	1,381
Other assets	35	2,404	2,270
Retirement benefit asset	45	2	8
Assets classified as held for sale	36	—	2,446

Total assets		148,146	154,880

Equity and liabilities
Deposits from banks	37	21,272	31,534
Customer accounts	38	75,170	70,506
Items in the course of transmission to other banks		268	271
Derivative financial instruments	23	5,274	6,018
Debt securities in issue	39	18,073	19,124
Liabilities to customers under investment contracts	40	5,256	4,954
Insurance contract liabilities	40	7,988	7,037
Other liabilities	42	3,144	3,111
Current tax liabilities		23	86
Provisions	43	119	38
Deferred tax liabilities	44	92	88
Retirement benefit obligations	45	1,156	422
Subordinated liabilities	41	1,707	1,426
Liabilities classified as held for sale	36	—	13

Total liabilities		139,542	144,628

Equity
Capital stock	47	2,452	2,452
Stock premium account	48	1,210	5,127
Retained earnings		4,607	3,507
Other reserves		336	(869)
Own stock held for the benefit of life assurance policyholders		(14)	(15)

Stockholders' equity		8,591	10,202
Non-controlling interests		13	50

Total equity		8,604	10,252

Total equity and liabilities		148,146	154,880

The notes on pages 233 to 356 form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Capital stock
Balance at the beginning of the year	2,452	1,210	699
Issue of ordinary stock (note 49, 50)	—	1,242	238
Conversion of 2009 Preference Stock (note 50)	—	—	155
Dividend on 2009 Preference Stock paid in ordinary stock (note 50)	—	—	118

Balance at the end of the year	2,452	2,452	1,210

Stock premium account
Balance at the beginning of the year	5,127	3,926	4,092
Transfer to retained earnings (note 48, 49)	(3,920)	(16)	(800)
Transaction costs (note 48, 49, 50)	3	(114)	(121)
Premium on issue of ordinary stock (note 49, 50)	—	1,331	1,409
Loss on cancellation of warrants (note 50)	—	—	(381)
Conversion of 2009 Preference stock (note 50)	—	—	(155)
Dividend on 2009 Preference stock paid in ordinary stock (note 50)	—	—	(118)

Balance at the end of the year	1,210	5,127	3,926

Retained earnings
Balance at the beginning of the year	3,507	3,740	3,263
(Loss)/profit for the year attributable to stockholders	(1,824)	45	(614)
Dividends on 2009 Preference stock and other preference equity interests paid in cash	(196)	(222)	—
Transfer to capital reserve	(47)	(2)	(46)
Loss retained	(2,067)	(179)	(660)
Transfer from stock premium account (note 48, 49)	3,920	16	800
Purchase of non-controlling interest (note 59)	39	—	—
Net actuarial loss on defined benefit pension funds	(789)	(117)	391
Repurchase of capital note (note 8)	—	41	24
Transfer from share based payment reserve	—	5	4
Transfer from revaluation reserve	—	2	—
Repurchase of treasury stock	—	(1)	(79)
Other movements	(3)	—	(3)

Balance at the end of the year	4,607	3,507	3,740

Other Reserves:
Available for sale reserve
Balance at the beginning of the year	(725)	(828)	(608)
Net changes in fair value	1,015	68	(402)
Deferred tax on reserve movements	(125)	(14)	29
Transfer to income statement (pre tax)
—Asset disposal (note 9)	(60)	28	(15)
—Impairment (note 14)	45	21	168

Balance at the end of the year	150	(725)	(828)

The notes on pages 233 to 356 form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Cash flow hedge reserve
Balance at the beginning of the year	79	(235)	(510)
Changes in fair value	590	(1,034)	(205)
Transfer to income statement (pre tax)
—Net trading income (foreign exchange)	(473)	1,226	109
—Net interest income (note 2)	56	154	411
Deferred tax on reserve movements	(25)	(32)	(40)

Balance at the end of the year	227	79	(235)

Foreign exchange reserve
Balance at the beginning of the year	(862)	(1,042)	(1,199)
Exchange adjustments during the year	80	180	157
Transfer to income statement on liquidation of non-trading entities (note 19)	56	—	—

Balance at the end of the year	(726)	(862)	(1,042)

Capital reserve
Balance at the beginning of the year	510	508	462
Transfer from retained earnings	47	2	46

Balance at the end of the year	557	510	508

Share based payment reserve
Balance at the beginning of the year	7	12	22
Transfer to retained earnings	—	(5)	(4)
Credit to the income statement		—	(6)

Balance at the end of the year	7	7	12

Revaluation reserve
Balance at the beginning of the year	6	14	29
Revaluation of property	(2)	(8)	(18)
Deferred tax on revaluation of property	1	2	3
Transfer to retained earnings	—	(2)	—

Balance at the end of the year	5	6	14

US$150 million capital note
Balance at the beginning of the year	—	61	114
Repurchase of capital note	—	(61)	(53)

Balance at the end of the year	—	—	61

Capital contribution
Balance at the beginning of the year	116	—	—
Contribution during the year (note 41)	—	116	—

Balance at the end of the year	116	116	—

The notes on pages 233 to 356 form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Core and secondary tranche warrants
Balance at the beginning of the year	—	—	110
Cancellation of warrants	—	—	(110)

Balance at the end of the year	—	—	—

Total other reserves	336	(869)	(1,510)

Own stock held for the benefit of life assurance policyholders
Balance at the beginning of the year	(15)	(15)	(87)
Changes in value and amount of stock held	1	—	72

Balance at the end of the year	(14)	(15)	(15)

Total stockholders' equity excluding non-controlling interests	8,591	10,202	7,351

Non-controlling interests
Balance at the beginning of the year	50	56	50
Capital contribution by non-controlling interest	14	—	—
Share of net (loss)/profit	(5)	(5)	5
Purchase of non-controlling interest (note 59)	(47)	—	—
Other movements	1	(1)	1

Balance at the end of the year	13	50	56

Total equity	8,604	10,252	7,407

Total comprehensive income included within the above:
Total comprehensive income attributable to equity stockholders	(1,455)	520	(26)
Total comprehensive income attributable to non-controlling interests	(5)	(6)	5

Total comprehensive income for the year, net of tax	(1,460)	514	(21)

The notes on pages 233 to 356 form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED CASH FLOW STATEMENT

	Note	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Cash flows from operating activities
Loss before tax		(2,166)	(190)	(950)
Share of results of associates and jointly controlled entities	18	(41)	(39)	(49)
Loss/(profit) on disposal/liquidation of business activities	19	69	(34)	(15)
Depreciation and amortisation		142	136	147
Impairment charges on financial assets (excluding assets sold to NAMA)	14	1,769	1,960	2,027
Impairment charges on assets sold to NAMA	15	—	44	257
(Gain)/loss on sale of assets to NAMA including associated costs	16	1	(33)	2,241
Loss on deleveraging of financial assets	17	326	565	—
Charge on revaluation of property	34	11	15	10
Revaluation of investment property	33	12	10	(49)
Interest expense on subordinated liabilities and other capital instruments	3	159	171	312
Charge for retirement benefit obligation	11	59	88	174
Impact of amendments to defined benefit pension schemes		—	(2)	(733)
Gain on liability management exercises	8	(69)	(1,789)	(1,402)
Charges/(gains) arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss'	6	297	(56)	(360)
Gain on Contingent Capital Note	3	(79)	—	—
Other non-cash items		138	45	144

Cash flows from operating activities before changes in operating assets and liabilities		628	891	1,754

Net change in items in the course of collection from other banks		(4)	30	8
Net change in trading securities		(137)	145	252
Net change in derivative financial instruments		(111)	1,021	(768)
Net change in other financial assets at fair value through profit or loss		(545)	1,124	(273)
Net change in loans and advances to banks		(3,107)	148	(258)
Net change in loans and advances to customers		5,467	4,938	6,288
Net change in other assets		416	252	(20)
Net change in deposits from banks		(10,270)	(9,556)	23,143
Net change in customer accounts		3,970	4,272	(20,355)
Net change in debt securities in issue		(509)	(8,478)	(15,721)
Net change in liabilities to customers under investment contracts		302	(317)	226
Net change in insurance contract liabilities		951	(151)	589
Net change in other liabilities		(431)	(105)	(275)
Effect of exchange translation and other adjustments		(674)	(757)	(616)

Net cash flow from operating assets and liabilities		(4,682)	(7,434)	(7,780)

The notes on pages 233 to 356 form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

CONSOLIDATED CASH FLOW STATEMENT (Continued)

	Note	Year ended 31 December 2012 €m		Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
(a) Investing activities
Additions to available for sale financial assets	26	(5,570)		(21,532)	(8,106)
Disposal/redemption of available for sale financial assets	26	6,013		27,160	13,375
Additions to property, plant and equipment	34	(42	)(1)	(31)	(41)
Disposal of property, plant and equipment	34	6		5	8
Additions to intangible assets	32	(78)		(72)	(50)
Disposals of intangible assets	32	3		—
Disposal of investment property		127		30	7
Dividends received from jointly controlled entities	31	60		52	35
Net change in interest in associates		(6)		(6)	2
Net proceeds from disposal of loan portfolios	17	1,981		6,996	—
Net proceeds from disposal of business activities	19	655		148	—

Cash flows from investing activities		3,149		12,750	5,230

(b) Financing activities
Proceeds from issue of new subordinated liabilities	41	250		—
Capital contribution by non-controlling interest		14		—
Consideration paid in respect of liability management exercises	8	(680)		(983)	—
Dividend paid on 2009 Preference stock and other preference equity interests		(196)		(222)	—
Interest paid on subordinated liabilities		(136)		(240)	(218)
Consideration paid in respect of purchase of non-controlling interest	59	(3)		—
Net proceeds from Rights Issue and institutional placing(2)		—		1,794	908
Net proceeds from Contingent Capital Note		—		985	—
Redemption of subordinated liabilities		—		—	(750)
Cancellation of warrants		—		—	(491)
Buyback of treasury stock		—		—	(7)

Cash flows from financing activities		(751)		1,334	(558)

Net cash flow from operating activities before tax		(4,054)		(6,543)	(6,026)
Tax (paid)/refunded		(36)		22	2

Net cash flow from operating activities		(4,090)		(6,521)	(6,024)
Investing activities (section a)		3,149		12,750	5,230
Financing activities (section b)		(751)		1,334	(558)

Net change in cash and cash equivalents		(1,692)		7,563	(1,352)
Opening cash and cash equivalents	54	15,772		8,135	9,187
Effect of exchange translation adjustments		252		74	300

Closing cash and cash equivalents	54	14,332		15,772	8,135

(1)
Excludes €12 million of property, plant and equipment acquired under finance lease agreements (note 34).

(2)
The institutional placing took place during the year ended 31 December 2010.

The notes on pages 233 to 356 form an integral part of these consolidated financial statements

BANK OF IRELAND GROUP

INDEX TO ACCOUNTING POLICIES

BANK OF IRELAND GROUP

ACCOUNTING POLICIES

The following are Bank of Ireland Group's principal accounting policies.

Basis of preparation

The financial statements comprise the Consolidated income statement, the Consolidated statement of comprehensive income, the Consolidated balance sheet, the Consolidated statement of changes in equity, the Consolidated cash flow statement, the accounting policies and critical accounting estimates and judgements and the notes to the Consolidated financial statements on pages 233 to 356. The financial statements include the information that is described as being an integral part of the audited financial statements contained in: (i) Sections 3.1, 3.2, 3.3, 3.4 and 4 of the Risk Management Report; (ii) the Remuneration Report; and (iii) Other Supplementary Information—Group Exposures to Selected Countries. The financial statements also include the Tables and Totals in Other Supplementary Information—Supplementary Asset Quality Disclosures described as being an integral part of the audited financial statements.

The financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU) and with those parts of the Companies Acts, 1963 to 2012 applicable to companies reporting under IFRS, with the European Communities (Credit Institutions: Accounts) Regulations, 1992 and with the Asset Covered Securities Acts, 2001 to 2007. The EU adopted version of IAS 39 currently relaxes some of the hedge accounting rules in IAS 39 'Financial Instruments—Recognition and Measurement'. The Group has not availed of this, hence these financial statements comply with both IFRS as adopted by the EU and IFRS as issued by the IASB.

The financial statements have been prepared under the historical cost convention as modified to include the fair valuation of certain financial instruments and land and buildings.

The preparation of the financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. A description of the critical estimates and judgements is set out on pages 227 to 230.

References to 'the State' throughout this document should be taken to refer to the Republic of Ireland, its Government and, where and if relevant, Government departments, agencies and local Government bodies.

Going concern

The time period that the Directors have considered in evaluating the appropriateness of the going concern basis in preparing the financial statements for the twelve months ended 31 December 2012 is a period of twelve months from the balance sheet date ('the period of assessment').

In making this assessment, the Directors considered the Group's business, profitability forecasts, funding and capital plans, under both base and plausible stress scenarios, together with a range of other factors such as the outlook for the Irish economy taking due account of the impact of fiscal realignment measures, the impact of the EU/IMF Programme, the availability of collateral to access the Eurosystem, together

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

with the likely evolution and impact of the Eurozone sovereign debt crisis. The matters of primary consideration by the Directors are set out below:

Context

The deterioration of the Irish economy throughout 2010, culminating in the Programme for the Recovery of the Banking System announced by the Irish Government on 28 November 2010, and running until November 2013, (the 'EU/ IMF programme'), adversely impacted the Group's financial condition and performance and poses on-going challenges.

Since that time and in common with the Banking Industry globally, the Group has had limited access to market sources of wholesale funding and specifically it has not accessed the unguaranteed unsecured term wholesale funding markets. As a result of these factors, the Group became dependent on secured funding from the European Central Bank (the 'ECB'). Apart from the ECB's Long-Term Refinancing Operation (LTRO), this funding rolls on a short term basis. In addition, the Group accessed exceptional liquidity assistance from the Central Bank of Ireland (the 'Central Bank) between late 2010 and late 2011. The limited access to available wholesale funding poses a liquidity risk for the Group which the Directors addressed in detail as part of the going concern assessment. Concerns regarding the European sovereign debt crisis remained heightened during 2012, resulting in continued instability in financial markets, adversely impacting market sentiment and restricting access to wholesale funding markets for certain sovereigns and financial institutions across Europe. These concerns prompted a series of strong policy responses from European governments and institutions including the EU and the ECB, summarised below. However, political and economic risks remain.

On 21 July 2011, a formal statement by the Heads of State or Government of the euro area and EU institutions reaffirmed their commitment to the euro and to do whatever was needed to ensure the financial stability of the euro area as a whole and its Member States. This Statement ultimately led to the decision by the ECB to actively implement its Securities Markets Programme.

The Statement also included a number of announcements that were positive for Ireland such as a reduction in the interest rates on loans under the EU/IMF Programme and an extension to the maturity date of these loans. It also noted the commitment of the Heads of State or Government of the euro area and the EU institutions to the success of the EU/IMF Programme and critically it confirmed their determination to provide support to countries under such programmes until they have regained market access, provided they successfully implement those programmes.

A package of measures to restore confidence and address the tensions in financial markets was agreed by the European Council and euro area Heads of State or Government on 9 December 2011. These measures included a new fiscal compact and the strengthening of stabilisation tools for the euro area, including a more effective European Financial Stability Facility (EFSF), and the bringing forward of the implementation of the European Stability Mechanism (ESM). Following a referendum on 31 May 2012, Ireland ratified the new fiscal compact.

On 29 June 2012, the euro area Heads of State or Government announced that, following the establishment of a single European banking supervisory mechanism, involving the ECB, banks in the euro area could be recapitalised directly by the European Stability Mechanism (ESM). The announcement also stated that the Eurogroup 'will examine the situation of the Irish financial sector with the view of further improving the sustainability of the well-performing adjustment programme'.

In July 2012 the president of the ECB stated that 'within our mandate, the ECB is ready to do whatever it takes to preserve the Euro'. This was followed in September 2012 by the launch of a bond-buying

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

programme, known as Outright Monetary Transactions (OMT), to lower the borrowing costs of governments at the centre of the crisis. Bond yields subsequently fell for peripheral Eurozone countries.

Irish sovereign bond yields narrowed significantly during 2012. In July 2012 the NTMA returned to the term funding markets with the sale of €4.2 billion of bonds maturing in 2017 and 2020. In January 2013 the NTMA issued a further €2.5 billion of five-year bonds. In addition, the NTMA completed six auctions each of €500 million short dated treasury bills between July 2012 and February 2013.

In February 2013 the Government announced the restructuring of its obligations in relation to the Anglo Irish Bank promissory note following the liquidation of its successor, the Irish Bank Resolution Corporation (IBRC). This action has enabled the Government to achieve a significant deferral in the repayment obligations associated with the promissory note, improving the State's sovereign debt maturity risk over the coming years.

Also in February 2013, Ireland successfully concluded the ninth quarterly review of the EU/IMF programme, with the Troika commenting on the continued strong programme implementation and confirming that Ireland had met all of its commitments.

Capital

As part of the EU/IMF programme, the Central Bank undertook the 2011 PCAR incorporating a Prudential Liquidity Assessment Review ('2011 PLAR') and the results were announced on 31 March 2011.

As a result of the 2011 PCAR, the Central Bank assessed that the Group needed to generate an additional €4.2 billion (including a prudent regulatory buffer of €0.5 billion) of equity capital. In addition, €1.0 billion of contingent capital was required via the issue of a debt instrument which, under certain stressed circumstances, would convert to equity capital.

The Group successfully generated all of the required equity capital of €4.2 billion by 31 December 2011, and in July 2011 the Group issued a €1 billion debt instrument to the Irish Government which under certain stressed circumstances would convert to equity capital. In January 2013 the Irish Government sold, at a small premium, its entire holding of this instrument to a diverse group of international institutional investors.

The Group separately passed the EBA stress test in July 2011 and the EBA capital exercise (incorporating a capital buffer against sovereign exposures) in December 2011 without any requirement for further additional capital.

In December 2012 the Group issued lower tier 2 capital of €250 million in the form of subordinated debt to a diverse group of international investors.

Changes to the Capital Requirements Directive ('CRD IV') will implement Basel III rules in the EU. The legislation remains in draft form with consideration of the final proposals expected during 2013. The rules are expected to be implemented on a phased basis from 2014. The Directors believe that the impact on the Group's capital position from the phased implementation of CRD IV during the period of assessment will be managed within the Group's existing capital resources.

A further PCAR exercise is expected to take place and this may be undertaken in late 2013.

The Directors believe this satisfactorily addresses the capital risk.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Liquidity and funding

The 2011 PLAR established funding targets in order to reduce the leverage of the Group, reduce its reliance on short-term, largely ECB and Central Bank funding, and ensure convergence to Basel III liquidity standards over time.

Following the announcement that the Irish banks would generate the 2011 PCAR capital, the ECB confirmed on 31 March 2011 that the Eurosystem would continue to provide liquidity to banks in Ireland and hence the Group.

As a consequence of the 2011 PLAR the Group was required to achieve a target loan to deposit ratio of 122.5% by December 2013. An objective of the Central Bank in the 2011 PLAR was to ensure that the required improvement in banks' loan to deposit ratios would be significantly incremented by way of deleveraging i.e. the reduction of loans through the disposal and run-down of non-core portfolios.

In June 2012, the Group announced loan divestments totalling €10.5 billion, which exceeded the required three year (2011–2013) target of €10 billion.

The Group's loan-to-deposit ratio at 31 December 2012 was 123%. In November 2012 the Group transitioned to an Advanced Monitoring Framework which tracks the Group's progress towards achieving compliance with the minimum levels for Net Stable Funding Ratio (NSFR) and Liquidity Coverage Ratio (LCR) under the Basel III framework.

The Group's net drawings from Monetary Authorities reduced by €11 billion during 2012, from €23 billion at 31 December 2011 to €12 billion at 31 December 2012, (excluding €3 billion relating to the IBRC repo transaction, which terminated on a no gain/no loss basis in February 2013). Drawings from Monetary Authorities consisted entirely of secured funding from the ECB with no drawings under the exceptional liquidity facilities of the Central Bank during the year ended 31 December 2012 (drawings at 31 December 2011: €nil). The €12 billion of Monetary Authority funding matures in early 2015, in line with the ECB's LTRO.

In November 2012, the Group accessed public term debt markets in an unguaranteed format for the first time since October 2010 with a €1 billion three-year Irish Asset Covered Security (ACS) transaction.

It is expected that the Group will continue to require access to the Monetary Authorities for funding during the period of assessment.

In addition, in the context of its assessment of going concern, the Group discussed the relevant public announcements from the ECB, the EC, the IMF and the Minister for Finance (together 'the announcements') with the Central Bank and the Department of Finance (together 'the State authorities') and it sought assurance on the continued availability of required liquidity from the Eurosystem during the period of assessment. The Directors are satisfied, based on the announcements and the clarity of confirmations received from the State authorities, that, in all reasonable circumstances, the required liquidity and funding from the ECB and the Central Bank will be available to the Group during the period of assessment.

The Directors believe that this satisfactorily addresses the liquidity risk above.

Conclusion

On the basis of the above, the Directors consider it appropriate to prepare the financial statements on a going concern basis having concluded that there are no material uncertainties related to events or

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

conditions that may cast significant doubt on the Group's ability to continue as a going concern over the period of assessment.

Adoption of new accounting standards

The following amendments to standards have been adopted by the Group during the year ended 31 December 2012:

Amendment to IFRS 7 'Disclosures—Transfer of financial assets'    This amendment requires additional disclosure in relation to transferred financial assets. An entity transfers a financial asset when it transfers the contractual rights to receive cash flows of the asset to another party—for example, on the legal sale of a bond. Alternatively, a transfer takes place when the entity retains the contractual rights of the financial asset but assumes a contractual obligation to pay the cash flows on to another party, as is often the case when factoring trade receivables. The additional disclosures required by this amendment are set out in note 61.

Amendment to IAS 12 'Income Taxes'    The amendment introduces an exception to the existing principle for the measurement of the deferred tax asset or liabilities arising on investment property measured at fair value. The adoption of this amendment has had no impact on the financial statements.

Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at 31 December 2012 and which have not yet been adopted by the Group are set out on pages 224 to 226.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

Even if there is no shareholder relationship, SPEs are consolidated in accordance with SIC-12, if the Group controls them from an economic perspective. SPEs are consolidated when the substance of the relationship between the Group and that entity indicates control. Potential indicators of control include, amongst others, an assessment of the Group's exposure to the risks and benefits of the SPE. Whenever there is a change in the substance of the relationship between the Group and the SPE, the Group performs a reassessment of consolidation. Indicators for a reassessment of consolidation can include changes in ownership of the SPE, changes in contractual arrangements and changes in the financing structure.

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

Jointly controlled entities are joint ventures that involve the establishment of a corporation, partnership or other entity in which each venturer has an interest.

Investments in associates and jointly controlled entities are accounted for by the equity method of accounting and are initially recognised at cost. Under this method, the Group's share of the post-acquisition profits or losses in associates and joint ventures is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate or joint venture equals or exceeds its interest in the associate or joint venture the Group does not recognise further losses unless it has incurred obligations or made payments on behalf of the associate or joint venture.

The Group utilises the venture capital exemption for investments where significant influence is present and the business operates as a venture capital business. These investments are designated at initial recognition at fair value through profit or loss.

Unrealised gains on transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group's interest in the associate/joint venture; unrealised losses are also eliminated on the same basis unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates and joint ventures includes goodwill (net of any accumulated impairment losses) on acquisition.

Jointly controlled operations are joint ventures involving the use of assets and other resources of the venturers rather than the establishment of a separate entity.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Jointly controlled operations are accounted for by recognising the assets controlled by the Group, the liabilities and expenses incurred by the Group and the Group's share of income earned from the sale of goods or services by the joint venturer.

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

Foreign currency transactions are translated into functional currency at the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items such as equities, classified as available for sale, are recognised in other comprehensive income. Exchange differences arising on translation to presentation currency and on consolidation of overseas net investments, are recognised in other comprehensive income.

Assets, liabilities and equity of all the Group entities that have a functional currency different from the presentation currency (foreign operations) are translated at the closing rate at the balance sheet date and items of income and expense are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the date of the transactions). All resulting exchange differences are recognised in other comprehensive income and accumulated in a separate component of equity. On disposal of a foreign operation the amount accumulated in the separate component of equity is reclassified from equity to profit or loss. The Group may dispose of its interest in a foreign operation through sale, liquidation, repayment of share capital, abandonment or through loss of control or significant influence.

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

The principal rates of exchange used in the preparation of the financial statements are as follows:

	31 December 2012		31 December 2011		31 December 2010
	Average	Closing	Average	Closing	Average	Closing
€/US$	1.2848	1.3194	1.3920	1.2939	1.3258	1.3362
€/Stg£	0.8109	0.8161	0.8679	0.8353	0.8579	0.8607

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

Fee and commission income

Fees and commissions which are not an integral part of the effective interest rate of a financial instrument are generally recognised as the related services are provided. Commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as the acquisition of loans, shares or other securities or the purchase or sale of businesses, are recognised on completion of the underlying transaction. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts usually on a time apportioned basis. Asset management fees related to investment funds are recognised rateably over the period the service is provided. The same principle is applied for wealth management, financial planning and custody services that are continuously provided over an extended period of time. Loan commitment fees for loans that are likely to be drawn down, are deferred (together with related direct costs) and recognised as an adjustment to the effective interest rate on the loan once drawn.

Operating loss/profit

Operating loss/profit includes the Group's earnings from ongoing activities after impairment charges, gain/(loss) on sale of assets to NAMA and loss on deleveraging of financial assets, and before share of profit or loss on associates and jointly controlled entities (after tax) and gain/loss on disposal of business activities.

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

Purchases and sales of available for sale financial assets are recognised on trade date. They are initially recognised at fair value plus transaction costs. Fair value movements are recognised in other comprehensive income. Interest is calculated using the effective interest method and is recognised in the income statement.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

The Group designates certain financial liabilities at fair value through profit or loss as set out in note 52 to the financial statements. Financial liabilities are derecognised when they are extinguished, that is when the obligation is discharged, cancelled or expires.

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

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price in an arm's length transaction, unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique which uses only observable market inputs. When such evidence exists, the initial valuation of the instrument may result in the Group recognising a profit on initial recognition. In the absence of such evidence, the instrument is initially valued at the transaction price. Any day one profit is deferred and recognised in the income statement to the extent that it arises from a change in a factor that market participants would consider in setting a price. Straight line amortisation is used where it approximates to that amount. Subsequent changes in fair value are recognised immediately in the income statement without the reversal of deferred day one profits or losses.

Where a transaction price in an arm's length transaction is not available, the fair value of the instrument at initial recognition is measured using a valuation technique.

For liabilities designated at fair value through profit or loss, the fair values reflect changes in the Group's own credit spread.

The fair values of the Group's financial assets and liabilities are disclosed within note 53 together with a description of the valuation technique used for each asset or liability category. For assets or liabilities recognised at fair value on the balance sheet, a description is given of any inputs into valuation models that have the potential to significantly impact the fair value, together with an estimate of the impact of using reasonably possible alternative assumptions.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

If the Group purchases its own debt, it is removed from the balance sheet and the difference between the carrying amount of the liability and the consideration paid is included in net trading income, net of any costs or fees incurred.

Due to the materiality of the gains on liability management exercises (detailed in note 8), those gains have been disclosed as a separate line item within the income statement.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

debtor's credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement. When a loan is uncollectible, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the charge for loan impairment in the income statement.

The Risk Management Report on page 87 and pages 108 to 111 contains further detail on loan loss provisioning methodology.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

Intangible assets

(a)   Goodwill

Goodwill represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the Group's share of the identifiable net assets acquired. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates or jointly controlled entities is included in 'investments in associates' and 'investments in jointly controlled entities' as appropriate. The carrying amount of goodwill in the Irish GAAP balance sheet as at 31 March 2004 was brought forward without adjustment on transition to IFRS.

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

Computer software development costs recognised as assets are amortised using the straight line method over their useful lives, which is normally between five and ten years.

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

When an asset (or disposal group) is initially classified as held for sale, it is measured at the lower of its carrying amount or fair value less costs to sell at the date of classification, except for deferred tax assets, financial assets, investment properties, insurance contracts and assets arising from employee benefits, which are measured in accordance with the accounting policies applied to those assets prior to their classification as held for sale.

Impairment losses on initial classification of an asset (or disposal group) as held for sale, and on subsequent remeasurement of the asset (or disposal group), are recognised in the income statement. Increases in fair value less costs to sell of an asset (or disposal group) that have been classified as held for sale are recognised in the income statement to the extent that the increase is not in excess of any cumulative impairment loss previously recognised in respect of the asset (or disposal group).

Impairment losses are allocated to non-current assets within the measurement scope of IFRS 5 and the amount recognised in the financial statements is limited to the carrying value of those assets. Other assets and liabilities are measured in accordance with applicable IFRS's in both initial and subsequent measurement of the asset (or disposal group) held for sale. As a result, in accordance with IFRS 5 any impairment losses in excess of the carrying value of the non-current assets in the scope measurement of IFRS 5 are not recognised until disposal.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

When an asset (or disposal group) is classified as held for sale, amounts presented in the balance sheet for the prior period are not reclassified.

Where the criteria for the classification of an asset (or disposal group) as held for sale cease to be met, the asset (or disposal group) is reclassified out of held for sale and included in the appropriate balance sheet headings.

A discontinued operation is a cash-generating unit or a group of cash-generating units that either has been disposed of, or is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations, (b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale.

The results of discontinued operations are shown as a single amount on the face of the income statement comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognised either on measurement to fair value less costs to sell or on the disposal of the discontinued operation.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited directly to reserves through the statement of comprehensive income. Past service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight line basis over the vesting period.

Gains and losses on curtailments are recognised when the curtailment occurs, which is when amendments have been made to the terms of the plan so that a significant element of future service will no longer qualify for benefits or will qualify only for reduced benefits, or when there is a demonstrable commitment to make a significant reduction in the number of employees covered by the plan. The effect of any reduction for past service is a negative past service cost.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

Income taxes

(a)   Current income tax

Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise. The tax effects of income tax losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised.

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

Deferred income tax is provided on temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

(5)   Foreign exchange reserve

The foreign exchange reserve represents the cumulative gains and losses on the translation of the Group's net investment in its foreign operations since 1 April 2004. Gains and losses accumulated in this reserve are reclassified to the income statement when the Group loses control, joint control or significant influence over the foreign operation or on disposal or partial disposal of the operation.

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

(10) Stock Premium Account

Where, pursuant to Section 72 of the Companies Act 1963, there has been a reduction of the Bank's share capital by the cancellation of stock premium, the resulting profits available for distribution, as defined by Section 45 of the Companies (Amendment) Act 1983, are reclassified from the Stock Premium Account to Retained Earnings.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

Non-unit linked insurance liabilities are calculated using either a gross premium or net premium method of valuation. The assumptions are also set in accordance with the guidelines in the Insurance Regulations and contain a margin for adverse development. The key assumptions used in the valuation of insurance contract liabilities are:

Interest rate	The interest rates are derived in accordance with the guidelines in the Insurance Regulations. Margins for risk are allowed for in the derived interest rates.
Mortality and morbidity	The mortality and morbidity assumptions, which include an allowance for improvements in longevity for annuitants, are set with regard to the Group's actual experience and/or relevant industry data.
Maintenance expenses	Allowance is made for future policy costs and expense inflation explicitly.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Operating segments

The segment analysis of the Group's results and financial position is set out in note 1. The Group has identified five reportable operating segments, which are as follows: Retail Ireland, Bank of Ireland Life, Retail UK, Corporate and Treasury and Group Centre.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Impact of new accounting standards

The following standards, interpretations and amendments to standards will be relevant to the Group but were not effective at 31 December 2012 and have not been applied in preparing these financial statements. The Group's initial view of the impact of these accounting changes is outlined below.

Pronouncement	Nature of change	Effective date	Impact
	The amendments to IAS 1, 'Presentation of Financial Statements' require companies to group together items within other comprehensive income (OCI) that may be reclassified to the income statement. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two separate statements. The amendment was endorsed by the EU on 5 June 2012.	Financial periods beginning on or after 1 July 2012	Not significant.

	The amended standard eliminates the option for deferred recognition of all changes in the present value of the defined benefit obligation and in the fair value of plan assets (including the corridor approach, which is not applied by the Group). In addition, the amended standard requires a net interest approach, which will replace the expected return on plan assets, and will enhance the disclosure requirements for defined benefit plans. The amendment was endorsed by the EU on 5 June 2012.	Financial periods beginning on or after 1 January 2013	The Group estimates that the impact of this amendment will be to increase its retirement benefit charge for 2013 by c.€40 million.

	These amendments are to the application guidance in IAS 32, 'Financial Instruments: Presentation', that clarify some of the requirement for offsetting financial assets and financial liabilities on the balance sheet. The IASB has also published an amendment to IFRS 7, 'Financial Instruments: Disclosures'. These new disclosures are intended to facilitate comparison between those entities that prepare IFRS financial statements to those that prepare financial statements in accordance with US GAAP. The revised standards were endorsed by the EU on 13 December 2012.	IFRS 7: Financial periods beginning on or after 1 January 2013 IAS 32: Financial periods beginning on or after 1 January 2014	Not significant.

	This standard replaces IAS 27, 'Consolidated and Separate Financial Statements' and SIC-12, 'Consolidation—Special Purpose Entities'. It establishes a single control model that applies to all entities, including those that were previously considered special purpose entities under SIC-12. An investor controls an investee when it is exposed, or has rights to variable returns from the investee, and has the ability to affect those returns through its power over the investee. The assessment of control is based on all facts and circumstances and the conclusion is reassessed if there is an indication that there are changes in facts and circumstances. The new standard was endorsed by the EU on 11 December 2012.	Financial periods beginning on or after 1 January 2013	While the Group's assessment of the impact of IFRS 10 is ongoing, it does not expect the adoption of the standard to have a material impact.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Pronouncement	Nature of change	Effective date	Impact
	IFRS 11 supersedes IAS 31, 'Interests in Joint Ventures' and SIC-13, 'Jointly-controlled Entities—Nonmonetary Contributions by Venturers'. IFRS 11 classifies joint arrangements as either joint operations or joint ventures and focuses on the nature of the rights and obligations of the arrangement. IFRS 11 requires the use of the equity method of accounting for joint arrangements by eliminating the option to use the proportionate consolidation method, which is not applied by the Group. The new standard was endorsed by the EU on 11 December 2012.	Financial periods beginning on or after 1 January 2013	Not significant.

	IFRS 12 establishes the provision of information on the nature, associated risks, and financial effects of interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities, as disclosure objectives. IFRS 12 requires more comprehensive disclosure, and specifies minimum disclosures that an entity must provide to meet the disclosure objectives. While the standard is effective for annual periods beginning on or after 1 January 2013, entities are permitted to include any of the disclosure requirements in IFRS 12 into their consolidated financial statements without early adopting IFRS 12. The new standard was endorsed by the EU on 11 December 2012.	Financial periods beginning on or after 1 January 2013.	The Group is assessing the impact of adopting IFRS 12.

	In May 2011, the IASB issued IFRS 13, 'Fair Value Measurement' which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS and introduces more comprehensive disclosure requirements on fair value measurement. The new standard was endorsed by the EU on 11 December 2012.	Financial periods beginning on or after 1 January 2013	Not significant.

	IAS 27 (revised) includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. The revised standard was endorsed by the EU on 11 December 2012.	Financial periods beginning on or after 1 January 2013	Not significant.

	IAS 28 (revised) includes the requirements for joint ventures, as well as associates to be equity accounted following the issue of IFRS 11. The revised standard was endorsed by the EU on 11 December 2012.	Financial periods beginning on or after 1 January 2013	Not significant.
	The annual improvements process provides a vehicle for making non-urgent but necessary amendments to IFRSs. The amendments are subject to EU endorsement.	Financial periods beginning on or after 1 January 2013	Not significant.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Pronouncement	Nature of change	Effective date	Impact

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

•

guidance on separation of embedded derivatives will continue to apply to host contracts that are financial liabilities; and

•

fair value changes attributable to changes in own credit risk for financial liabilities designated under the fair value option other than loan commitments and financial guarantee contracts are required to be presented in the statement of comprehensive income unless the treatment would create or enlarge an accounting mismatch in profit or loss. These amounts are not subsequently reclassified to the income statement but may be transferred within equity.
The new standard is still subject to EU endorsement.

		Financial periods beginning on or after 1 January 2015	The Group is assessing the impact of adopting IFRS 9. The impact of IFRS 9 may change as a consequence of further developments resulting from the IASB's financial instruments project.

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

Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio, when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience. The use of historical loss experience is supplemented with significant management judgement to assess whether current economic and credit conditions are such that the actual level of inherent losses is likely to differ from those suggested by historical experience. In normal circumstances, historical experience provides objective and relevant information from which to assess inherent loss within each portfolio. In other circumstances, historical loss experience provides less relevant information about the inherent loss in a given portfolio at the balance sheet date, for example, where there have been changes in economic conditions such that the most recent trends in risk factors are not fully reflected in the historical information. In these circumstances, such risk factors are taken into account when calculating the appropriate levels of impairment allowances by adjusting the impairment loss derived solely from historical loss experience.

A key judgemental area is in relation to the Residential mortgages portfolio, which has been significantly impacted by the current economic climate, due to a considerable reduction in security values and very low levels of activity in the sector. At 31 December 2012, the Residential mortgages portfolio before impairment provisions amounted to €55 billion (31 December 2011: €57 billion), against which were held provisions for impairment of €1.6 billion (31 December 2011: €1.2 billion). A key assumption used in the calculation of the impairment charge for Residential mortgages is the expected decline in the value of the underlying residential properties securing the loans. At 31 December 2012, the assumption adopted by the Group in respect of the expected average decline in the value of Irish residential properties was 55% from their peak in 2007. The assumptions relating to the anticipated peak to trough house price decline, together with all other key impairment provisioning model factors, continue to be reviewed as part of our year-end and half year-end financial reporting cycle. Actual house prices in Ireland, as published by the CSO in its Residential Property Price Index, showed a decline of 50% nationally from peak to 31 December 2012, supporting the continuing appropriateness of the 55% peak to trough assumption. A 2% decline in average values beyond this assumed level would give rise to additional impairment provisions of c.€75 million to €85 million. At 31 December 2012 a 2% decline in average values in UK residential properties beyond the assumed peak to trough would give rise to additional impairment provisions of c.£4 million to £5 million.

BANK OF IRELAND GROUP

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Residential mortgage impairment charges, in addition to containing judgements in relation to expected declines in residential property prices, also contain key assumptions relating to 'Time to Sale' and 'Loss Emergence periods'. The impairment charges can be sensitive to movements in these assumptions.

'Time to Sale' assumptions estimate the period of time taken from the recognition of the impairment charge to the sale of that collateral. An increase of three months in this assumption for Irish residential mortgage properties would give rise to additional impairment provisions of c. €10 million to €15 million. An increase of three months in this assumption for UK residential mortgage properties would give rise to additional impairment provisions of c. £2 million to £3 million.

'Loss emergence periods' refer to the period of time between a loss event occurring and the recognition of the impairment charge. An increase of one month in this assumed loss emergence period for Irish residential properties would give rise to additional impairment provisions of c.€10 million to €20 million. An increase of one month in this assumed loss emergence period for UK residential properties would give rise to additional impairment provisions of c.£1 million to £3 million.

A further important judgemental area is in relation to the level of impairment provisions applied to the Property and construction portfolio. The loans in this portfolio have been similarly affected by the current economic climate. Property and construction loans before impairment provisions at 31 December 2012 amounted to €19.2 billion (31 December 2011: €20.6 billion), against which were held provisions for impairment of €3.9 billion (31 December 2011: €3.2 billion).

In the case of the Property and construction portfolio a collective impairment provision is also made for impairment charges that have been incurred but not recognised (IBNR). A key assumption used in calculating this charge is the emergence period between the occurrence of the loss event and the ultimate recognition of that loss. An increase of one month in this emergence period beyond this assumed level would give rise to additional impairment provisions of c.€50 million to €55 million.

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

In the case of the non-property SME and corporate portfolio a collective impairment provision is also made for impairment charges that have been incurred but not recognised (IBNR). A key assumption used in calculating this charge is the emergence period between the occurrence of the loss event and the ultimate recognition of that loss. An increase of one month in this emergence period beyond this assumed level would give rise to additional impairment provisions of c.€40 million to €45 million.

The detailed methodologies, areas of estimation and judgement applied in the calculation of the Group's impairment charge on financial assets are set out in the Risk Management Report (see section 3.1.5).

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

BANK OF IRELAND GROUP

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

At 31 December 2012, the Group had a net deferred tax asset of €1,561 million (31 December 2011: €1,293 million), of which €1,500 million (31 December 2011: €1,195 million) related to incurred trading losses. See note 44.

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

The most significant judgement relates to the Group's assessment of the recoverability of the portion of the deferred tax asset relating to trading losses. Under current Irish and UK tax legislation, there is no time restriction on the utilisation of these losses. There is however, a restriction on the utilisation of Irish tax losses carried forward by a financial institution participating in NAMA. This significantly lengthens the period over which the deferred tax asset will reverse by restricting by 50% the amount of profits against which the carried forward trading losses can be utilised. A significant portion of the Group's deferred tax balance is projected to be recovered in a period greater than 10 years from the balance sheet date. The balance of the trading losses continues to be available for indefinite carry forward and there is no time limit on the utilisation of these losses.

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

The fair value movements on assets and liabilities held at fair value through profit or loss, including those held for trading, are included in net trading income.

The most significant area of judgement is in relation to certain financial assets and liabilities classified within level 3 of the 3-level fair value hierarchy. Further details are set out in note 53 on fair value of financial assets and financial liabilities.

An analysis of the sensitivity of the fair value movements of level 3 financial instruments to the use of reasonably possible alternative assumptions is also set out in note 53.

BANK OF IRELAND GROUP

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

(d)   Retirement benefits

The Group operates a number of defined benefit pension schemes. In determining the actual pension cost, the actuarial values of the liabilities of the schemes are calculated by external actuaries. This involves modelling their future growth and requires management to make assumptions as to discount rates, price inflation, dividend growth, salary and pensions increases, return on investments and employee mortality. There are acceptable ranges in which these estimates can validly fall. The impact on the results for the period and financial position could be materially different if alternative assumptions were used. An analysis of the sensitivity of the defined benefit pension liability to changes in the key assumptions is set out in note 45 on retirement benefit obligations.

(e)   Life assurance operations

The Group accounts for the value of the stockholders' interest in long term assurance business using the embedded value basis of accounting. Embedded value is comprised of the net tangible assets of Bank of Ireland Life and the present value of in force business. The value of in force business is calculated by projecting future surpluses and other net cash flows attributable to the shareholder arising from business written up to the balance sheet date and discounting the result at a rate which reflects the shareholder's overall risk premium, before provision has been made for taxation.

Future surpluses will depend on experience in a number of areas such as investment returns, lapse rates, mortality and investment expenses. Surpluses are projected by making assumptions about future experience, having regard to both actual experience and forecast long term economic trends.

Changes to these assumptions may cause the present value of future surpluses to differ from those assumed at the balance sheet date and could significantly affect the value attributed to the in force business. The value of in force business could also be affected by changes in the amounts and timing of other net cash flows (principally annual management charges and other fees levied upon the policyholders) or the rate at which the future surpluses and cash flows are discounted. In addition, the extent to which actual experience is different from that assumed will be recognised in the income statement for the period. An analysis of the sensitivity of profit after tax and stockholders' equity to changes in the key life assurance assumptions is set out in note 62 on the life assurance business.

BANK OF IRELAND GROUP

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

BANK OF IRELAND GROUP

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1      OPERATING SEGMENTS

The Group has five reportable operating segments which reflect the internal financial and management reporting structure and are organised as follows:

Retail Ireland

Retail Ireland distributes a wide range of financial products and services through the Group's branch operations in the Republic of Ireland and through its direct channels (telephone and on-line). The product suite includes deposits, mortgages, consumer and business lending, credit cards, current accounts, money transmission services, commercial finance, asset finance and general insurance. Retail Ireland is managed through a number of business units namely Distribution Channels, Consumer Banking (including Bank of Ireland Mortgage Bank and ICS Building Society), Business Banking and Customer & Wealth Management (including Private Banking).

Bank of Ireland Life (BoI Life)

The Group operates in the life and pensions market in Ireland through its wholly owned subsidiary, New Ireland Assurance Company plc (NIAC). The product suite includes life assurance, protection, pensions and investment products which are manufactured by NIAC. Products are sold under the BoI Life brand in the Retail Ireland branch network and direct sales channels and under the NIAC brand in the intermediary market and through a direct sales force.

Under the terms of the 2011 EU restructuring plan, the Group has a commitment to dispose of New Ireland Assurance Company plc by 31 December 2013, albeit the Group retains the right to distribute life assurance, protection, pensions and investment products to its customers after any disposal (see note 63).

Retail UK

Retail UK comprises business banking in Great Britain and Northern Ireland, consumer banking via the branch network in Northern Ireland, the UK residential mortgage business and the business relationships with the UK Post Office. The Group has previously announced its withdrawal from the intermediary sourced mortgage market in the UK. Business banking comprises loan, current account and deposit facilities to medium and large corporate clients in addition to international banking, working capital financing, asset finance and electronic banking services. Offshore deposit taking services are offered in the Isle of Man. A range of retail financial services are provided in the UK via a relationship with the UK Post Office. A substantial part of Retail UK's operations are conducted through the Group's wholly owned UK licensed subsidiary, Bank of Ireland (UK) plc.

Corporate and Treasury

The Corporate and Treasury division comprises Corporate Banking, Global Markets and IBI Corporate Finance.

Corporate Banking provides integrated relationship banking services to a significant number of major Republic of Ireland and Northern Ireland corporations, financial institutions and multinational corporations operating in, or out of, Ireland. The range of lending products provided includes overdraft and short term loan facilities, term loans, project finance and structured finance. Corporate Banking is also engaged in international lending with offices located in London, Paris, Frankfurt and the United States. Its international lending business includes acquisition finance and term lending.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1      OPERATING SEGMENTS (Continued)

During the year ended 31 December 2012, the Group has divested of certain project finance loan portfolios, the Burdale business and certain other international loans, all of which formed part of the Corporate Banking business. Further information is shown in notes 17 and 19.

Global Markets is responsible for managing the Group's interest rate and foreign exchange risks, and is responsible for executing the Group's liquidity and funding requirements. Global Markets transacts in a range of market instruments on behalf of the Group itself and the Group's customers. The activities include transactions in inter-bank deposits and loans, foreign exchange spot and forward contracts, options, financial futures, bonds, swaps, forward rate agreements and equity tracker products. Global Markets' operations are based in Ireland, the United Kingdom and the United States.

IBI Corporate Finance provides independent financial advice to public and private companies on takeovers, mergers and acquisitions, disposals and restructurings, in addition to fund raising, public flotations and stock exchange listings.

Group Centre

Group Centre comprises capital management activities, unallocated Group support costs and the cost of the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 (ELG scheme).

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

The Group's management reporting and controlling systems use accounting policies that are the same as those referenced in 'Accounting policies' on pages 197 to 226. There was no material change to allocation methods. The Group measures the performance of its operating segments through a measure of segment profit or loss which is referred to as 'Underlying profit' in its internal management reporting systems. Underlying profit or loss excludes:

•
loss on deleveraging of financial assets;

•
(charges)/gains arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss';

•
the cost of restructuring programmes;

•
gain on liability management exercises;

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1      OPERATING SEGMENTS (Continued)

•
(loss)/profit on disposal/liquidation of business activities;

•
gross-up for policyholder tax in the Life business;

•
investment return on treasury stock held for policyholders in the Life business;

•
gain on Contingent Capital Note;

•
impact of amendments to defined benefit pension schemes; and

•
impact of 'coupon stopper' on certain subordinated debt(1).

Capital expenditure comprises additions to property, plant and equipment and intangible assets.

Gross external revenue comprises interest income, net insurance premium income, fee and commission income, net trading income, life assurance investment income gains and losses, gain on liability management exercises, other operating income and share of results of associates and jointly controlled entities.

Gross revenues deriving from transactions with the State, as defined on page 198, which amounted to 10% or more of Group revenues totalled c.€0.5 billion which is primarily derived from Government and other State issued bonds. The remaining revenues are derived from transactions in the normal course of business. These revenues are reported in the Retail Ireland, Bank of Ireland Life, Corporate and Treasury and Group Centre segments.

(1)
Interest expense for the year ended 31 December 2010 included a charge of €35 million and net trading expense included a charge of €1 million in relation to a change in the expected cash flows on certain subordinated liabilities. This arose as a result of restrictions which the European Commission imposed on the Group's ability to make coupon payments on certain subordinated liabilities unless under a binding legal obligation to do so (a 'coupon stopper' provision). On 31 December 2009, the Group expected that it would be precluded from making coupon payments on these instruments for two years and therefore the Group recognised a gain of €67 million in its financial statements for the nine month period ended 31 December 2009. However, it was subsequently confirmed by the European Commission during the year ended 31 December 2010 that the 'coupon stopper' provision would cease on 31 January 2011, which gave rise to a charge to the income statement.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1      OPERATING SEGMENTS (Continued)

Year ended 31 December 2012	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
Net interest income	665	38	368	633	(347)	1	1,358
Other income, net of insurance claims	330	151	40	57	(37)	(19)	522

Total operating income, net of insurance claims	995	189	408	690	(384)	(18)	1,880

Other operating expenses	(793)	(86)	(347)	(176)	(94)	—	(1,496)
Depreciation and amortisation	(43)	(6)	(35)	(7)	(51)	—	(142)

Total operating expenses	(836)	(92)	(382)	(183)	(145)	—	(1,638)

Underlying operating profit/(loss) before impairment charges on financial assets and loss on NAMA	159	97	26	507	(529)	(18)	242
Impairment charges on financial assets (excluding sold to NAMA)	(1,149)	—	(423)	(157)	(40)	—	(1,769)
Loss on sale of assets to NAMA including associated costs	5	—	(9)	1	2	—	(1)
Share of results of associates and jointly controlled entities	1	—	40	—	—	—	41

Underlying (loss)/profit before tax	(984)	97	(366)	351	(567)	(18) (1)	(1,487)

(1)
This relates to segmental income on certain inter-segment transactions, which is eliminated at a Group level.

Reconciliation of underlying loss before tax to loss before tax	Group €m
Underlying loss before tax	(1,487)
Loss on deleveraging of financial assets	(326)
Charges arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss'	(297)
Cost of restructuring programmes	(150)
Loss on disposal/liquidation of business activities	(69)
Gain on Contingent Capital Note	79
Gain on liability management exercises	69
Gross-up for policyholder tax in the Life business	16
Investment return on treasury stock held for policyholders in the Life business	(1)

Loss before tax	(2,166)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1      OPERATING SEGMENTS (Continued)

Year ended 31 December 2011	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m		Group €m
Net interest income	849	5	367	742	(420)	(9)		1,534
Other income, net of insurance claims	297	122	119	44	(36)	(22)		524

Total operating income, net of insurance claims	1,146	127	486	786	(456)	(31)		2,058

Other operating expenses	(818)	(95)	(342)	(178)	(77)	—		(1,510)
Depreciation and amortisation	(43)	(6)	(38)	(9)	(41)	—		(137)

Total operating expenses	(861)	(101)	(380)	(187)	(118)	—		(1,647)

Underlying operating profit/(loss) before impairment charges on financial assets and loss on NAMA	285	26	106	599	(574)	(31)		411
Impairment charges on financial assets (excluding sold to NAMA)	(1,297)	—	(435)	(228)	—	—		(1,960)
Impairment charges on assets sold to NAMA	(9)	—	(26)	(9)	—	—		(44)
Gain/(loss) on sale of assets to NAMA including associated costs	1	—	(5)	24	13	—		33
Share of results of associates and jointly controlled entities	3	—	36	—	—	—		39

Underlying (loss)/profit before tax	(1,017)	26	(324)	386	(561)	(31	)(1)	(1,521)

(1)
This relates to certain inter-segment transactions which are eliminated at a Group level. However, at a divisional level the transactions are reported as core income in the Corporate and Treasury division and non-core expense in the Retail UK division as part of the loss on deleveraging of financial assets.

Group
Reconciliation of underlying loss before tax to loss before tax	€m
Underlying loss before tax	(1,521)
Loss on deleveraging of financial assets	(565)
Gains arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss'	56
Cost of restructuring programmes	3
Profit on disposal/liquidation of business activities	34
Gain on liability management exercises	1,789
Gross-up for policyholder tax in the Life business	10
Impact of amendments to defined benefit pension schemes	2
Investment return on treasury stock held for policyholders in the Life business	2

Loss before tax	(190)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1      OPERATING SEGMENTS (Continued)

Year ended 31 December 2010	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
Net interest income	1,010	(2)	592	885	(249)	—	2,236
Other income, net of insurance claims	347	175	62	43	(61)	—	566

Total operating income, net of insurance claims	1,357	173	654	928	(310)	—	2,802

Other operating expenses	(865)	(95)	(336)	(275)	(67)	—	(1,638)
Depreciation and amortisation	(54)	(8)	(36)	(12)	(37)	—	(147)

Total operating expenses	(919)	(103)	(372)	(287)	(104)	—	(1,785)

Underlying operating profit/(loss) before impairment charges on financial assets and loss on NAMA	438	70	282	641	(414)	—	1,017
Impairment charges on financial assets (excluding sold or held for sale to NAMA)	(1,142)	—	(448)	(367)	(70)	—	(2,027)
Impairment charges on assets sold or held for sale to NAMA	(100)	—	(31)	(126)	—	—	(257)
Loss on sale of assets to NAMA including associated costs	(675)	—	(398)	(1,121)	(47)	—	(2,241)
Share of results of associates and jointly controlled entities	12	—	37	—	—	—	49

Underlying (loss)/profit before tax	(1,467)	70	(558)	(973)	(531)	—	(3,459)

Group
Reconciliation of underlying loss before tax to loss before tax	€m
Underlying loss before tax	(3,459)
Loss on deleveraging of financial assets	—
Gains arising on the movement in credit spreads on the Group's
own debt and deposits accounted for at 'fair value through profit or loss'	360
Cost of restructuring programmes	(18)
Profit on disposal/liquidation of business activities(1)	15
Gain on liability management exercises	1,413
Impact of amendments to defined benefit pension schemes	733
Impact of 'coupon stopper' on certain subordinated debt	(36)
Gross-up for policyholder tax in the Life business	22
Investment return on treasury stock held for policyholders in the Life business	20

Loss before tax	950

(1)
This relates to a gain of €15 million arising on the re-measurement of a loan note received as consideration for the disposal of a business activity in the nine month period ended 31 December 2009, due to an increase in the expected cash flows. Consistent with the Group's definition of underlying profit, this item has been classified as non-core and excluded from underlying profit.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1      OPERATING SEGMENTS (Continued)

Year ended 31 December 2012 Analysis by operating segment	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
Capital expenditure	28	3	12	2	87	—	132

Investment in associates and jointly controlled entities	158	42	66	—	—	—	266

External assets	43,462	12,289	51,193	37,264	3,938	—	148,146
Inter segment assets	51,267	2,558	43,589	129,317	40,830	(267,561)	—

Total assets	94,729	14,847	94,782	166,581	44,768	(267,561)	148,146

External liabilities	47,240	13,651	34,229	42,040	2,369	13	139,542
Inter segment liabilities	47,608	389	58,387	123,888	37,289	(267,561)	—

Total liabilities	94,848	14,040	92,616	165,928	39,658	(267,548)	139,542

Year ended 31 December 2011 Analysis by operating segment	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
Capital expenditure	14	4	18	—	67	—	103

Investment in associates and jointly controlled entities	150	52	74	—	—	—	276

External assets	45,860	11,486	55,034	39,834	2,666	—	154,880
Inter segment assets	66,792	2,228	39,955	149,010	38,894	(296,879)	—

Total assets	112,652	13,714	94,989	188,844	41,560	(296,879)	154,880

External liabilities	45,830	12,352	31,191	53,661	1,594	—	144,628
Inter segment liabilities	66,914	479	63,713	133,758	32,015	(296,879)	—

Total liabilities	112,744	12,831	94,904	187,419	33,609	(296,879)	144,628

Year ended 31 December 2010 Analysis by operating segment	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group entre €m	Other reconciling items €m	Group €m
Capital expenditure	27	3	18	4	38	—	90

Investment in associates and jointly controlled entities	146	—	79	—	—	—	225

External assets	47,715	12,325	52,642	50,949	3,842	—	167,473
Inter segment assets	76,490	1,918	36,765	151,054	47,302	(313,529)	—

Total assets	124,205	14,243	89,407	202,003	51,144	(313,529)	167,473

External liabilities	50,467	12,802	26,027	66,693	4,077	—	160,066
Inter segment liabilities	74,415	535	63,591	135,582	39,406	(313,529)	—

Total liabilities	124,882	13,337	89,618	202,275	43,483	(313,529)	160,066

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1      OPERATING SEGMENTS (Continued)

Year ended 31 December 2012 Gross revenue by operating segments	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
Gross external revenue	1,742	1,861	1,759	1,072	(124)	(14)	6,296
Insurance contract liabilities and claims paid	—	(1,720)	—	—	(5)	—	(1,725)

Gross revenue after claims paid	1,742	141	1,759	1,072	(129)	(14)	4,571

Year ended 31 December 2011	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
Gross external revenue	1,850	912	1,933	1,487	1,798	—	7,980
Insurance contract liabilities and claims paid	—	(728)	—	—	(22)	—	(750)

Gross revenue after claims paid	1,850	184	1,933	1,487	1,776	—	7,230

Year ended 31 December 2010	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
Gross external revenue	1,936	1,529	2,269	1,598	1,798	—	9,130
Insurance contract liabilities and claims paid	—	(1,250)	—	—	(18)	—	(1,268)

Gross revenue after claims paid	1,936	279	2,269	1,598	1,780	—	7,862

The analysis below is on a geographical basis—based on the location of the business unit by where revenues are generated.

Year ended 31 December 2012 Geographical analysis	Republic of Ireland €m	United Kingdom €m	Rest of World €m	Other reconciling items €m	Total €m
Gross external revenue	4,330	1,869	97	—	6,296
Insurance contract liabilities and claims paid	(1,720)	—	(5)	—	(1,725)

Gross revenue after claims paid	2,610	1,869	92	—	4,571

Capital expenditure	120	12	—	—	132

External assets	92,600	54,237	1,309	—	148,146
Inter segment assets	34,774	14,347	2,727	(51,848)	—

Total assets	127,374	68,584	4,036	(51,848)	148,146

External liabilities	102,647	35,545	1,350	—	139,542
Inter segment liabilities	18,438	30,969	2,441	(51,848)	—

Total liabilities	121,085	66,514	3,791	(51,848)	139,542

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1      OPERATING SEGMENTS (Continued)

Year ended 31 December 2011 Geographical analysis	Republic of Ireland €m	United Kingdom €m	Rest of World €m	Other reconciling items €m	Total €m
Gross external revenue	5,366	2,462	152	—	7,980
Insurance contract liabilities and claims paid	(728)	—	(22)	—	(750)

Gross revenue after claims paid	4,638	2,462	130	—	7,230

Capital expenditure	85	18	—	—	103

External assets	94,503	58,632	1,745	—	154,880
Inter segment assets	43,869	16,007	2,905	(62,781)	—

Total assets	138,372	74,639	4,650	(62,781)	154,880

External liabilities	110,342	33,068	1,218	—	144,628
Inter segment liabilities	18,004	41,625	3,152	(62,781)	—

Total liabilities	128,346	74,693	4,370	(62,781)	144,628

Year ended 31 December 2010 Geographical analysis	Republic of Ireland €m	United Kingdom €m	Rest of World €m	Other reconciling items €m	Total €m
Gross external revenue	6,235	2,661	234	—	9,130
Insurance contract liabilities and claims paid	(1,250)	—	(18)	—	(1,268)

Gross revenue after claims paid	4,985	2,661	216	—	7,862

Capital expenditure	72	18	—	—	90

External assets	107,893	56,560	3,020	—	167,473
Inter segment assets	57,983	23,657	3,035	(84,675)	—

Total assets	165,876	80,217	6,055	(84,675)	167,473

External liabilities	132,105	25,959	2,002	—	160,066
Inter segment liabilities	27,482	53,411	3,782	(84,675)	—

Total liabilities	159,587	79,370	5,784	(84,675)	160,066

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2      INTEREST INCOME

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Loans and advances to customers	3,332	3,980	4,632
Available for sale financial assets	466	465	339
Finance leases and hire purchase receivables	104	109	141
Loans and advances to banks	104	64	67

Interest income	4,006	4,618	5,179

Included within interest income is €231 million (year ended 31 December 2011: €202 million; year ended 31 December 2010: €210 million) of interest arising on impaired loans and advances to customers on which a specific impairment provision has been recognised. €189 million of this amount (year ended 31 December 2011: €163 million; year ended 31 December 2010: €171 million) relates to loans on which specific provisions have been individually assessed and €42 million (year ended 31 December 2011: €39 million; year ended 31 December 2010: €39 million) relates to loans on which specific provisions have been collectively assessed. Interest income of €17 million (year ended 31 December 2011: €15 million; year ended 31 December 2010: €nil) relates to interest on impaired available for sale financial assets on which an individually assessed specific impairment charge has been recognised. Net interest income also includes a charge of €56 million (year ended 31 December 2011: €154 million; year ended 31 December 2010: €411 million) transferred from the cash flow hedge reserve (see page 193).

Interest income for the year ended 31 December 2010 includes a gain of €15 million arising on the re-measurement of a loan note received as consideration for the disposal of a business activity in the nine month period ended 31 December 2009 due to an increase in the expected cash flows.

3      INTEREST EXPENSE

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Customer accounts	1,659	1,598	1,862
Debt securities in issue	450	549	500
Deposits from banks	380	766	286
Subordinated liabilities	80	171	312
—Gross interest expense on subordinated liabilities	159	171	312
—Gain on Contingent Capital Note	(79)	—	—
Interest expense	2,569	3,084	2,960

Included within interest expense for the year ended 31 December 2012 is an amount of €388 million (year ended 31 December 2011: €449 million; year ended 31 December 2010: €275 million) relating to the cost of the ELG scheme. The cost of this scheme is classified as interest expense as it is directly attributable and incremental to the issue of specific financial liabilities. Further information on this scheme is outlined in note 57. The cost of the Credit Institutions (Financial Support) Scheme (CIFS scheme) for the year ended

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3      INTEREST EXPENSE (Continued)

31 December 2010 of €68 million is shown in fee and commission expense (note 5). The CIFS scheme expired on 29 September 2010.

Interest expense on subordinated liabilities for the year ended 31 December 2012 includes a gain of €79 million in relation to a change in the expected cashflows of future coupon payments on the Convertible Contingent Capital Note 2016 (see note 41).

Interest expense for the year ended 31 December 2010 includes a charge of €35 million in relation to a change in the expected cash flows on certain subordinated liabilities (see footnote 1 on page 235).

4      NET INSURANCE PREMIUM INCOME

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Gross premiums written	1,241	1,026	1,069
Ceded reinsurance premiums	(89)	(104)	(112)

Net premiums written	1,152	922	957
Change in provision for unearned premiums	4	7	12

Net insurance premium income	1,156	929	969

5      FEE AND COMMISSION INCOME AND EXPENSE

Income	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Retail banking customer fees	384	386	362
Insurance commissions	61	76	81
Credit related fees	44	66	52
Asset management fees	5	28	83
Brokerage fees	3	11	8
Other	18	45	47

Fee and commission income	515	612	633

Included in other fees is an amount of €2 million (year ended 31 December 2011: €2 million; year ended 31 December 2010: €3 million) related to trust and other fiduciary fees.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5      FEE AND COMMISSION INCOME AND EXPENSE (Continued)

Expense

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Government Guarantee fee	—	—	68
Other	215	192	189

	215	192	257

Fee and commission expense of €215 million (year ended 31 December 2011: €192 million; year ended 31 December 2010: €189 million) primarily comprises brokerage fees, sales commissions and other fees to third parties and reflects higher commission payments following extension and strengthening of the financial services relationship with the UK Post Office during 2012 (note 59).

The Government Guarantee fee relates to the fee paid under the CIFS scheme, which commenced on 30 September 2008 and expired on 29 September 2010. This fee is included as a fee and commission expense as it is not both directly attributable and incremental to the issue of specific financial liabilities. The cost of the ELG scheme for the year ended 31 December 2012 of €388 million (year ended 31 December 2011: €449 million; year ended 31 December 2010: €275 million) is recognised in interest expense (note 3).

6      NET TRADING (EXPENSE)/INCOME

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Financial assets designated at fair value	4	(1)	19
Financial liabilities designated at fair value
—(Charges)/gains arising on the movement in credit spreads on the Group's own debt and deposits (see analysis below)	(245)	42	297
—Other	(116)	14	(108)
Related derivatives held for trading	38	(82)	67

	(319)	(27)	275
Other financial instruments held for trading	33	44	(76)
Net fair value hedge ineffectiveness	11	1	26
Cash flow hedge ineffectiveness	—	1	—

Net trading (expense)/income	(275)	19	225

Net trading (expense)/income includes the gains and losses on financial instruments held for trading and those designated at fair value through profit or loss (other than unit linked life assurance assets and investment contract liabilities). It includes the gains and losses arising on the purchase and sale of these instruments, the interest income receivable and expense payable and the fair value movement on these instruments, together with the funding cost of the trading instruments. It also includes €32 million (year

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6      NET TRADING (EXPENSE)/INCOME (Continued)

ended 31 December 2011: €54 million; year ended 31 December 2010: €124 million) in relation to net gains arising from foreign exchange.

Net trading (expense)/income includes the total fair value movement (including interest receivable and payable) on liabilities that have been designated at fair value through profit or loss. The interest receivable on amortised cost assets, which are funded by those liabilities, is reported in net interest income. Net trading (expense)/income also includes the total fair value movements on derivatives that are economic hedges of assets and liabilities which are measured at amortised cost, the net interest receivable or payable on which is also reported within net interest income. The net amount reported within net interest income relating to these amortised cost instruments was €87 million (year ended 31 December 2011: €102 million; year ended 31 December 2010: €175 million).

Net fair value hedge ineffectiveness reflects a net charge from hedging instruments of €65 million (year ended 31 December 2011: net gain of €56 million; year ended 31 December 2010: net gain of €280 million) offsetting a net gain from hedged items of €76 million (year ended 31 December 2011: net charge of €55 million; year ended 31 December 2010: net charge of €254 million).

Included within net trading income in the year ended 31 December 2010 is a charge of €1 million in relation to the revised estimates of future cash flows on certain subordinated liabilities (see footnote 1 on page 235).

The table below sets out the impact on the Group's income statement of the (charges)/gains arising on the movement in credit spreads on the Group's own debt and deposits:

(Charges)/gains arising on the movement in credit spreads on the Group's own debt and deposits	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Recognised in
—Net trading (expense)/income	(245)	42	297
—Insurance contract liabilities and claims paid	(47)	11	58
—Other operating income	(5)	3	5

	(297)	56	(360)

Cumulative gains arising on the movement in credit spreads on the Group's own debt and deposits	128	425	425

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7      LIFE ASSURANCE INVESTMENT INCOME, GAINS AND LOSSES

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Gross life assurance investment income, gains and losses	679	(39)	464
Elimination of investment return on treasury stock held for the benefit of policyholders in the Life businesses	(1)	1	10

Life assurance investment income, gains and losses	678	(38)	474

Life assurance investment income, gains and losses comprise the investment return, realised gains and losses and unrealised gains and losses which accrue to the Group on all investment assets held by Bank of Ireland Life, other than those held for the benefit of policyholders whose contracts are considered to be investment contracts.

IFRS requires that Bank of Ireland stock held by the Group, including that held by Bank of Ireland Life for the benefit of policyholders, is reclassified as treasury stock and accounted for as a deduction from equity. The impact on the Group income statement for the year ended 31 December 2012 is that the gain arising on life assurance investment income, gains and losses of €679 million is reduced by €1 million which is the change in the value of Bank of Ireland stock held under insurance contracts.

8      GAIN ON LIABILITY MANAGEMENT EXERCISES

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Repurchase for cash	69	526	—
Debt for equity offer	—	1,177	276
Call option	—	101	—
Debt for debt exchange	—	17	1,126
Transaction costs	—	(32)	—

Gain on liability management exercises	69	1,789	1,402

Year ended 31 December 2012

During the year ended 31 December 2012, the Group repurchased certain debt securities and mortgage-backed securities for cash, generating gains before tax of €32 million and €37 million respectively, being the difference between the consideration paid of €680 million and the carrying value of the securities repurchased of €749 million.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8      GAIN ON LIABILITY MANAGEMENT EXERCISES (Continued)

Year ended 31 December 2011

As part of its capital management activities, including the 2011 recapitalisation of the Bank (see note 49), the Group repurchased and/or exchanged certain subordinated liabilities and mortgage-backed securities at significant discounts to their nominal amounts generating gains before transaction costs of €1,514 million and €307 million, respectively,

This involved a number of transactions as follows:

		Nominal amount exchanged/repurchased
Dated Securities Description	Nominal amount prior to debt exchange	Debt for debt exchange	Debt for equity offer	Cash offer	Call option(1)	Residual nominal amount	Average price (% of nominal amount exchanged)
€650 million
Fixed/Floating Rate Subordinated Note due 2019	€202m	—	€178m	€5m	€19m	—	36%
€600 million
Subordinated Floating Rate Notes 2017	€48m	—	€32m	€15m	—	€1m	39%
€750 million
Floating Rate Subordinated Notes 2017	€93m	—	€87m	€2m	€4m	—	38%
US$600 million
Floating Rate Subordinated Notes due 2018	US$185m	—	US$180m	US$1m	US$4m	—	39%
Stg£400 million
Fixed/Floating Rate Subordinated Note due 2018	Stg£57m	—	Stg£57m	—	—	—	40%
Stg£450 million
Fixed/Floating Rate Subordinated Notes 2020	Stg£272m	—	Stg£268m	Stg£2m	Stg£2m	—	40%
Stg£75 million
10 3/4% subordinated Note 2018	Stg£27m	—	Stg£25m	Stg£1m	Stg£1m	—	37%
€1,002 million
Fixed Rate Subordinated Notes 2020	€747m	—	€530m	€11m	—	€206m	40%
Stg£197 million
Fixed Rate Subordinated Notes 2020	Stg£87m	—	Stg£61m	Stg£24m	—	Stg£2m	41%
CAD$400 million
Fixed/Floating Rate Subordinated Notes 2015	CAD$221m	CAD$83m	CAD$38m	CAD$1m	—	CAD$99m	48%
CAD$145 million
Fixed/Floating Rate Subordinated 2018	CAD$145m	CAD$55m	CAD$39m	CAD$50.8m	—	CAD$0.2m	49%
(1)
The Group was granted the right to insert a call option (which it subsequently exercised) to compulsorily acquire €0.1 billion of debt securities for cash at 0.001% of their nominal value

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8      GAIN ON LIABILITY MANAGEMENT EXERCISES (Continued)

The net gain before transaction costs set out in the table above amounted to €1,049 million (€1,042 million after taxation), being the difference between the fair value of the consideration of €682 million and the carrying value of the securities of €1,731 million.

		Nominal amount exchanged/repurchased
						Average price (% of nominal amount exchanged)
Undated debt exchanges Description	Nominal amount prior to debt exchange	Debt for equity offer	Cash offer	Call option(1)	Residual nominal amount
€600 million
7.40% Guaranteed step-up Callable Perpetual Preferred Securities	€253m	€108m	€113m	—	€32m	34%
Stg £350 million
6.25% Guaranteed Callable Perpetual Preferred Securities	Stg£40m	Stg£39m	Stg£1m	—	—	20%
€600 million
Fixed Rate/Variable rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	€216m	€96m	€54m	€66m	—	11%
US$800 million
Fixed Rate/Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	US$61m	US$55m	US$3m	US$3m	—	19%
US$400 million
Fixed Rate/Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	US$20m	US$14m	US$2m	US$4m	—	14%
Stg£500 million
Fixed Rate/Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	Stg£5m	Stg£4m	Stg£1m	—	—	18%
Stg£75 million
13.375% Perpetual Subordinated Bonds	Stg£75m	—	Stg£29m	—	Stg£46m	35%
US$150 million Floating Rate Note (FRN) (accounted for as preference equity(2))	US$80m	US$65m	US$15m	—	—	37%
(1)
The Group was granted the right to insert a call option (which it subsequently exercised) to compulsorily acquire €0.1 billion of debt securities for cash at 0.001% of their nominal value.

(2)
The difference of €41 million between the fair value of the consideration of €20 million and the carrying value of the notes of €61 million is shown as an increase in retained earnings in the Statement of Changes in Equity (see page 192).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8      GAIN ON LIABILITY MANAGEMENT EXERCISES (Continued)

The net gain before transaction costs set out in the table above amounted to €465 million (€465 million after taxation), being the difference between the fair value of the consideration of €131 million and the carrying value of the notes repurchased of €596 million.

The following table summarises the results of the repurchase of certain residential mortgage-backed securities:

Repurchase of mortgage-backed securities during the year ended 31 December 2011 Description/Issuer	Nominal amount prior to repurchase	Nominal amount repurchased	Residual nominal amount	Average price (% of nominal amount repurchased)
Kildare Securities Limited mortgage-backed
Floating Rate Notes December 2043:
Class A2	US$474m	US$15m	US$459m	88%
Class A3	€1,062m	€260m	€802m	75%
Class B	€97m	€61m	€36m	51%
Class C	€91m	€60m	€31m	42%
Class D	€27m	€21m	€6m	33%
Brunel Residential Mortgage Securitisation No. 1 plc
Mortgage-backed Floating Rate Notes January 2039:
Class A4a	€723m	€125m	€598m	92%
Class A4b	Stg£743m	Stg£301m	Stg£442m	75%
Class A4c	US$1,111m	US$141m	US$970m	92%
Class B4a	€98m	€9m	€89m	77%
Class B4b	Stg£19m	Stg£12m	Stg£7m	75%
Class C4a	€156m	€28m	€128m	72%
Class C4b	Stg£23m	Stg£2m	Stg£21m	67%
Class C4c	US$23m	US$8m	US$15m	72%
Class D4a	€122m	€69m	€53m	66%
Class D4b	Stg£21m	Stg£9m	Stg£12m	65%
Class D4c	US$23m	US$21m	US$2m	64%
Bank of Ireland Mortgage Bank
ACS 4% 5 July 2013	€2,100m	€8m	€2,092m	89%
ACS 3.25% 22 June 2015	€2,000m	€20m	€1,980m	77%

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8      GAIN ON LIABILITY MANAGEMENT EXERCISES (Continued)

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

The following tables summarise the results of the debt for debt exchanges and the debt for equity offer in the year ended 31 December 2010.

Dated securities Description	Total nominal amount exchanged during year	Average price (% of nominal amount exchanged)
€650 million
Fixed/Floating Subordinated Note due 2019	€448m	65%
€600 million
Subordinated Floating rate Notes 2017	€552m	67%
€750 million
Floating Rate Subordinated Notes 2017	€657m	67%
€1,002 million
Fixed Rate Subordinated Notes 2020	€255m	57%
Stg£400 million
Fixed/Floating Rate Subordinated Notes 2018	Stg£343m	71%
Stg£450 million
Fixed/Floating Rate Subordinated Notes 2020	Stg£178m	53%
Stg£75 million
10 3/4% Subordinated Note 2018	Stg£48m	58%
Stg£197 million
Fixed Rate Subordinated Notes 2020	Stg£110m	57%
US$600 million
Subordinated Floating Rate Notes due 2018	US$415m	61%
CAD$400 million
Fixed/Floating Rate Subordinated Notes 2015	CAD$179m	81%

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8      GAIN ON LIABILITY MANAGEMENT EXERCISES (Continued)

The net gain after transaction costs amounted to €1,126 million (€1,103 million after taxation) being the difference between the fair value of the new notes issued of €1,934 million and the carrying value of the notes repurchased of €3,073 million, less transaction costs of €13 million.

Undated securities Description	Total nominal amount exchanged during year	Price (% of nominal amount exchanged)
€600 million 7.40% Guaranteed Step-up Callable
Perpetual Preferred Securities	€223m	86%
Stg£350 million
6.25% Guaranteed Callable Perpetual Preferred Securities	Stg£6m	63%
€600 million
Fixed Rate/Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	€134m	60%
US$800 million
Fixed Rate/Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	US$339m	73%
US$400 million
Fixed Rate/Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	US$180m	72%
Stg£500 million
Fixed Rate/Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	Stg£32m	58%
US$150 million Floating Rate Note (FRN) (accounted for as preference equity(1))	US$70m	58%
(1)
The difference of €24 million between the fair value of the consideration of €29 million and the carrying value of the notes of €53 million is shown as an increase in retained earnings and is included in the Statement of Changes in Equity (see page 192).

The net gain after transaction costs on the debt for equity offer on subordinated liabilities amounted to €276 million (€269 million after taxation) being the difference between the fair value of the consideration of €588 million and the carrying value of the securities of €871 million less transaction costs of €7 million.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9      OTHER OPERATING INCOME

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Transfer from available for sale reserve on asset disposal	60	(28)	15
Other insurance income	27	49	70
Dividend income	2	2	8
Movement in value of in force asset (note 62)	(1)	(19)	41
Elimination of investment return on treasury stock held for the benefit of policyholders in the Life business	—	1	10
Other income	18	7	55

Other operating income	106	12	199

Included in other operating income is a charge of €2 million relating to the Group's share of jointly controlled operation (JCO) (see note 31).

10    INSURANCE CONTRACT LIABILITIES AND CLAIMS PAID

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Claims paid
Policy surrenders	(856)	(795)	(597)
Death and critical illness claims	(145)	(148)	(108)
Annuity payments	(48)	(41)	(65)
Policy maturities	(1)	(1)	(3)
Other claims	(25)	(39)	(35)

Gross claims paid	(1,075)	(1,024)	(808)

Recovered from reinsurers	69	53	47

Net claims paid	(1,006)	(971)	(761)

Change in insurance contract liabilities
Gross liabilities	(951)	151	(530)
Reinsured liabilities	232	70	23

Net change in insurance contract liabilities	(719)	221	(507)

Insurance contract liabilities and claims paid	(1,725)	(750)	(1,268)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11    OTHER OPERATING EXPENSES

Administrative expenses and staff costs	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m		Year ended 31 December 2010 €m
Staff costs excluding cost of restructuring programmes (note 12)	830	862		1,010
Amortisation of intangible assets (note 32)	101	99		107
Depreciation of property, plant and equipment (note 34)	41	37		40
Financial Services Compensation Scheme (FSCS)	30	—		—
Revaluation of property	11	15		10
Reversal of impairment of intangible assets	—	(4)		(2)
Other administrative expenses excluding cost of restructuring programmes (note 12)	625	638	(1)	620 (1)

Total	1,638	1,647		1,785

Total staff costs are analysed as follows:
Total staff costs excluding restructuring	830	862		1,010
—Wages and salaries	686	692		748
—Social security costs	73	72		76
—Retirement benefit costs (defined benefit plans) (note 45)	58	88		174
—Retirement benefit costs (defined contribution plans)	1	2		—
—Share based payment schemes	—	—		(6)
—Other staff costs	12	8		18 (2)
Staff costs included in cost of restructuring programmes (note 12)	134	—		(7)

Total staff costs	964	862		1,003

(1)
Other administrative expenses for the year ended 31 December 2011 previously included a credit of €3 million (year ended 31 December 2010: a charge of €25 million) relating to restructuring costs (note 12).

(2)
Other staff costs for the year ended 31 December 2010 previously included a credit of €7 million relating to restructuring costs.

Retirement benefit costs of €58 million for the year ended 31 December 2012 (year ended 31 December 2011: €88 million; year ended 31 December 2010: €174 million) includes a recovery of €20 million by the trustees in respect of the 2011 pension levy (note 45).

Other administrative expenses includes an amount of €60 million (year ended 31 December 2011: €69 million; year ended 31 December 2010: €65 million) relating to operating lease payments.

Also included in other administrative expenses is an amount of €2 million relating to the Group's share of jointly controlled operation (JCO) (see note 31).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11    OTHER OPERATING EXPENSES (Continued)

Staff numbers

During 2012, the actual number of employees reduced by 1,218 from 13,234 at 31 December 2011 to 12,016 at 31 December 2012.

The average number of staff (full time equivalents) during the year was 13,091 (year ended 31 December 2011: 13,671; year ended 31 December 2010: 14,284) categorised as follows in line with the operating segments as stated in note 1.

	Year ended 31 December 2012	Year ended 31 December 2011	Year ended 31 December 2010
Retail Ireland	4,887	5,374	5,594
Retail UK	2,112	2,236	2,505
Bank of Ireland Life	1,023	1,073	1,016
Corporate and Treasury	686	925	1,342
Group Centre	4,383	4,063	3,827

Total	13,091	13,671	14,284

In addition to the reduction in the average number of staff employed by the Group, the table also reflects the ongoing centralisation of support functions in order to maximise operating efficiencies.

12    COST OF RESTRUCTURING PROGRAMMES

Cost of restructuring programmes	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Staff costs (note 11)	134	—	(7)
Property and other (note 11)	16	(3)	25

	150	(3)	18

During 2012, the Group announced that it had recommenced a series of programmes and initiatives to reduce the number of people employed by the Group primarily in areas affected by business change and lower activity levels (see note 43).

The Group has recognised a charge of €150 million (staff costs: €134 million; other administrative expenses: €16 million) in relation to restructuring programmes during the year ended 31 December 2012, in respect of employees that had exited the Group by the reporting date and employees for which the Group has plans in place and has made appropriate communications as at 31 December 2012.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13    AUDITORS' REMUNERATION (EXCLUDING VAT)

	Notes		RoI (i) €m	Overseas (ii) €m	Year ended 31 December 2012 Total €m	Year ended 31 December 2011 Total €m	Year ended 31 December 2010 Total €m
Audit and assurance services
Statutory audit			2.1	1.0	3.1	3.3	4.1
Assurance services
—Assurance services relating to Capital Raising			—	—	—	1.8	0.8
—Other assurance services	(iii	)	3.3	0.3	3.6	2.9	3.4

			5.4	1.3	6.7	8.0	8.3
Other services
Taxation services			0.1	—	0.1	0.2	0.4
Other non-audit services	(iv	)	—	0.3	0.3	0.5	—

Auditors' remuneration			5.5	1.6	7.1	8.7	8.7

The figures in the above table relate to fees paid to PricewaterhouseCoopers (PwC). The Group Audit Committee has reviewed the level of fees and is satisfied that it has not affected the independence of the auditors.

(i)
Fees paid to the Statutory Auditor, PricewaterhouseCoopers Ireland;

(ii)
Fees to overseas auditors principally consist of fees to PricewaterhouseCoopers in the UK;

(iii)
Other assurance services consist primarily of fees in connection with reporting to regulators, review of the interim financial statements, letters of comfort, review of compliance with Government Guarantee Schemes, reporting on Sarbanes-Oxley, reporting accountants' work and other accounting matters. For the year ended 31 December 2012, these fees includes €0.6 million in respect of transaction services relating to the securities repurchase transaction between the Group and Irish Bank Resolution Corporation Limited (IBRC), see note 57. Under the terms of the transaction agreement, costs reasonably incurred in relation to the transaction, including this fee, were recovered from IBRC; and

(iv)
Other non-audit services consist primarily of fees for translation services and other assignments.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14    IMPAIRMENT CHARGES ON FINANCIAL ASSETS EXCLUDING ASSETS SOLD TO NAMA

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Loans and advances to customers (note 29)	1,724	1,939	1,859
Available for sale financial assets (AFS)	45	21	168

Impairment charges on financial assets	1,769	1,960	2,027

Included within impairment charges on available for sale financial assets is a charge of €40 million (year ended 31 December 2011: €nil; year ended 31 December 2010: €70 million) relating to the NAMA subordinated bonds following an updated outlook from NAMA for its long term performance (note 26).

15    IMPAIRMENT CHARGES ON ASSETS SOLD TO NAMA

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Impairment charges on assets sold to NAMA	—	44	257

At 31 December 2012 and 2011, the Group did not have any assets held for sale to NAMA.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16    (LOSS)/GAIN ON SALE OF ASSETS TO NAMA INCLUDING ASSOCIATED COSTS

	Year ended 31 December 2012		Year ended 31 December 2011		Year ended 31 December 2010
(Loss)/gain on sale of assets to NAMA	€m	€m	€m	€m	€m	€m
Fair value of consideration(1)		—		246		5,046
Assets transferred
—Loans sold to NAMA (nominal value)	—		(498)		(9,340)
—Derivatives sold to NAMA (fair value)	—		—		(61)
—Impairment provisions at date of sale	—	—	198	(300)	2,237	(7,164)

Other items(2)		(1)		(3)		(123)

		(1)		(57)		(2,241)
Adjustment to consideration in respect of assets transferred during 2010(3)		—		90		—

(Loss)/gain on sale of assets to NAMA		(1)		33		(2,241)

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

(3)
As at 31 December 2010, the final NAMA due diligence process was still ongoing for €3.6 billion of assets transferred to NAMA. Given the uncertainty over the final consideration for these transferred assets, the Group was required to estimate the amount receivable from NAMA. The ultimate amount received from NAMA was greater than originally anticipated by €90 million

During the year ended 31 December 2012, the Group recognised a net loss of €1 million which relates primarily to an adjustment to the consideration in respect of assets previously transferred to NAMA. No assets were transferred to NAMA during the year ended 31 December 2012.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17    LOSS ON DELEVERAGING OF FINANCIAL ASSETS

During 2012, the Group completed further deleveraging of financial assets, all of which had been completed and settled at the balance sheet date. An analysis of the deleveraging completed during the year ended 31 December 2012 and the year ended 31 December 2011 (which includes the sale of loan portfolios to third parties together with managed refinancing decisions taken by the Group) is set out below:

Year ended 31 December 2012	Consideration received (net of costs) €m	Carrying value of assets derecognised €m	Loss €m
Corporate and Treasury division
Project Finance loan portfolios	817	989	(172)
Other international loans	568	599	(31)
Retail UK divison
UK Mortgage loan portfolio	514	635	(121)
UK Investment Property loan portfolio	82	84	(2)

Total	1,981	2,307	(326)

Project Finance loan portfolios

Project Finance loans and certain associated derivatives with a carrying value of €1.0 billion were derecognised during the year ended 31 December 2012. The Group received consideration of €0.8 billion for these loans, giving rise to a loss on disposal after transaction costs of €0.2 billion.

Other International loans

Other International loans with a carrying value of €0.6 billion were derecognised during the year ended 31 December 2012. This was principally through managed refinancing decisions taken by the Group with some sales of individual loans.

UK Mortgage loan portfolio

During the year ended 31 December 2012, a loan portfolio with a carrying value of €0.6 billion was sold to ITL Limited, a subsidiary of Coventry Building Society. The consideration for these loans was €0.5 billion, giving rise to a loss on disposal after transaction costs of €0.1 billion.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17    LOSS ON DELEVERAGING OF FINANCIAL ASSETS (Continued)

UK Investment Property loan portfolio

UK Investment property loans with a carrying value of €0.1 billion were derecognised during the period through managed refinancing decisions taken by the Group.

Year ended 31 December 2011	Consideration received (net of costs) €m	Carrying value of assets derecognised €m	Loss €m
Retail UK division
UK Investment Property loan portfolio	1,169	1,464	(295)
UK Mortgage loan portfolio	1,275	1,399	(124)
Corporate and Treasury division
Project Finance loan portfolios	833	944	(111)
US Investment Property loan portfolio	803	805	(2)
Other International loans	2,916	2,949	(33)

Total	6,996	7,561	(565)

UK Investment Property loan portfolio

A loan portfolio and certain associated derivatives with a carrying value of €1.5 billion were sold to Kennedy Wilson and its institutional partners. The consideration for these loans was €1.2 billion, giving rise to a loss on disposal after transaction costs of €0.3 billion. The sale was completed in December 2011.

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

Other International loans

Other International loans with a carrying value of €2.9 billion were derecognised during 2011, principally through managed refinancing decisions taken by the Group with some sales of individual loans.

Year ended 31 December 2010

The Group 2011 PCAR/PLAR requirements were set down during 2011, therefore there is no comparative information for the year ended 31 December 2010.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18    SHARE OF RESULTS OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES (after tax)

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
First Rate Exchange Services (note 31)	40	37	37
Property unit trust (note 31)	(1)	3	7
Associates	2	(1)	5

Share of results of associates and jointly controlled entities (after tax)	41	39	49

Summarised aggregated financial information for Bank of Ireland's jointly controlled entities is as follows:

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Income Statement amounts:
Income	203	191	195
Gross Profit	174	164	164
Profit before tax	123	116	127
Profit after tax	97	90	98
Balance sheet amounts:
Current Assets	318	305	375
Non-current assets	317	341	329
Current liabilities	(189)	(159)	(218)
Non-current liabilities	—	—	(1)

Net assets	446	487	485

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19    (LOSS)/PROFIT ON DISPOSAL/LIQUIDATION OF BUSINESS ACTIVITIES

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Corporate and Treasury Division
Burdale
—Loss on disposal	(14)	—	—
—Impairment of goodwill	—	(45)	—
Bank of Ireland Asset Management (BIAM)	(1)	39	—
Bank of Ireland Securities Services (BoISS)	2	32	—
Paul Capital Investments LLC	—	—	—
Retail Ireland Division
Foreign Currency Exchange (FCE) Corporation	—	8	—
Transfer of foreign exchange reserve to income statement on liquidation of non-trading entities	(56)	—	—

(Loss)/profit on disposal/liquidation of business activities	(69)	34	—

Burdale

In line with the agreements given in the EU Restructuring Plan, on 19 December 2011 the Group announced the sale of Burdale to Wells Fargo Bank N.A. in exchange for cash of €655 million. The Group incurred a charge of €45 million in the year ended 31 December 2011, being the impairment of the goodwill on Burdale Financial Holdings Limited following the announcement of the sale of this business. The sale was completed on 1 February 2012. In the year ended 31 December 2012, the Group recognised a loss on disposal of €14 million.

Bank of Ireland Asset Management (BIAM)

In line with the agreements given in the EU Restructuring plan, on 22 October 2010 the Group announced the sale of BIAM to State Street Global Advisors for cash consideration of €57 million, subject to certain conditions. On 10 January 2011, all conditions of the sale were satisfied and the sale was completed. In the year ended 31 December 2011, the Group recognised a profit on disposal of €39 million.

Bank of Ireland Securities Services (BoISS)

On 24 February 2011, the Group announced the sale of BoISS to Northern Trust Corporation for cash and deferred consideration. The fair value of the consideration was estimated to be €51 million and the sale was completed on 1 June 2011. In the year ended 31 December 2011, the Group recognised a profit on disposal of €32 million.

Paul Capital Investments LLC

In line with the agreements given in the EU Restructuring plan, on 21 April 2011 the Group completed the sale of its 50% holding in Paul Capital Investments LLC to the firm's existing management team for consideration of €9 million. In the year ended 31 December 2011, the Group recognised a profit on disposal of less than €1 million.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19    (LOSS)/PROFIT ON DISPOSAL/LIQUIDATION OF BUSINESS ACTIVITIES (Continued)

Foreign Currency Exchange (FCE) Corporation

In line with the agreements given in the EU Restructuring plan, on 9 May 2011 the Group announced the sale of FCE Corporation to Wells Fargo Bank N.A. for consideration of €31 million. On 1 August 2011, all conditions were satisfied and the sale was completed. In the year ended 31 December 2011, the Group recognised a profit on disposal of €8 million.

Transfer of foreign exchange reserve to income statement on liquidation of non-trading entities

As part of the Group's focus on simplifying its corporate structure, the Group has an ongoing programme of winding up a number of wholly owned, dormant and non-trading companies, a number of which are foreign operations. During this process, the Group voluntarily appointed a liquidator to manage the winding up. Upon appointment of the liquidator, the Group is considered to have lost control of the companies and has accounted for this loss of control as a disposal. In accordance with accounting standards, the Group must reclassify net cumulative foreign exchange losses of €56 million relating to these companies from the foreign exchange reserve to the income statement during the year ended 31 December 2012 (page 193).

20    TAXATION

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Current tax
Irish Corporation Tax
—Current year	(20)	(25)	(21)
—Adjustments in respect of prior year	24	16	11
—Transfer from deferred tax	11	16	—
Double taxation relief	2	2	2
Foreign tax
—Current year	(9)	(49)	(29)
—Adjustments in respect of prior year	6	7	(2)
—Transfer from deferred tax	34	—	—

	48	(33)	(39)
Deferred tax credit
—Current year losses	363	323	435
—Impact of Corporation Tax rate change	(33)	(18)	(10)
—Origination and reversal of temporary differences	(14)	(13)	(36)
—Transfer to current tax	(45)	(16)	—
—Adjustments in respect of prior year	18	(13)	(9)

Taxation credit	337	230	341

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20    TAXATION (Continued)

The reconciliation of tax on the loss before taxation at the standard Irish corporation tax rate to the Group's actual tax credit for the years ended 31 December 2012, 31 December 2011 and 31 December 2010 is as follows:

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Loss before tax multiplied by the standard rate of corporation tax in Ireland of 12.5% (2011: 12.5%)	271	24	119
Effects of:
Gains arising on repurchase of subordinated liabilities	—	185	156
Foreign earnings subject to different rates of tax	66	84	51
Other adjustments for tax purposes	9	(36)	34
Previously unrecognised deferred tax assets	—	—	15
Non-deductible goodwill impairment	—	(13)	—
Share of results of associates and jointly controlled entities shown post tax in the income statement	5	5	6
Elimination of investment return on treasury stock held for the benefit of the policyholders	—	—	2
Impact of corporation tax rate change on deferred tax	(33)	(18)	(10)
Adjustments in respect of prior year	48	10	—
Bank of Ireland Life companies—different basis of accounting	(21)	(23)	(32)
Gain/(loss) on disposal/liquidation of business activities	(8)	12	—

Taxation credit	337	230	341

The effective taxation rate for the year ended 31 December 2012 is 16% (tax credit) (year ended 31 December 2011: 121% (tax credit); year ended 31 December 2010: 36% (tax credit)).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20    TAXATION (Continued)

The tax effects relating to each component of other comprehensive income are as follows:

	Year ended 31 December 2012			Year ended 31 December 2011			Year ended 31 December 2010
	Pre tax amount €m	Tax (charge)/ credit €m	Net of tax amount €m	Pre tax amount €m	Tax (charge)/ credit €m	Net of tax amount €m	Pre tax amount €m	Tax (charge)/ credit €m	Net of tax amount €m
Available for sale reserve
Changes in fair value	1,015	(126)	889	68	(8)	60	(402)	48	(354)
Transfer to income statement
—On asset disposal	(60)	7	(53)	28	(4)	24	(15)	2	(13)
—Impairment	45	(6)	39	21	(2)	19	168	(21)	147

Net change in reserve	1,000	(125)	875	117	(14)	103	(249)	29	(220)

Net actuarial loss on defined benefit pension funds	(908)	119	(789)	(137)	20	(117)	465	(74)	391
Cash flow hedge reserve
Changes in fair value	590	(44)	546	(1,034)	234	(800)	(205)	100	(105)
Transfer to income statement	(417)	19	(398)	1,380	(266)	1,114	520	(140)	380
Net change in cash flow hedge reserve	173	(25)	148	346	(32)	314	315	(40)	275

Net change in foreign exchange reserve	136	—	136	180	—	180	157	—	157
Net change in revaluation reserve	(2)	1	(1)	(8)	2	(6)	(18)	3	(15)

Other comprehensive income for the year	399	(30)	369	498	(24)	474	670	(82)	588

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21    EARNINGS PER SHARE

The calculation of basic earnings per unit of €0.05 ordinary stock is based on the loss attributable to ordinary stockholders divided by the weighted average number of units of ordinary stock in issue excluding treasury stock and own stock held for the benefit of life assurance policyholders.

The diluted earnings per share is based on the loss attributable to ordinary stockholders divided by the weighted average number of units of ordinary stock in issue excluding treasury stock and own stock held for the benefit of life assurance policyholders adjusted for the effect of all dilutive potential ordinary stock.

For the years ended 31 December 2012, 31 December 2011 and 31 December 2010 there was no difference in the earnings or the weighted average number of units of stock used for basic and diluted earnings per share as the effect of all potentially dilutive ordinary units of stock outstanding was anti-dilutive.

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Basic and diluted earnings per share
(Loss)/profit attributable to stockholders	(1,824)	45	(614)
Dividend on 2009 Preference Stock(1)	(188)	(188)	(231)
Dividend on other preference equity interests	(7)	(7)	—
Repurchase of capital note	—	41	24

Loss attributable to ordinary stockholders	(2,019)	(109)	(821)

	Units (millions)		Units (millions)		Units (millions)
Weighted average number of units of stock in issue excluding treasury stock and own stock held for the benefit of life assurance policyholders	30,109	(2)	15,704		3,811

Basic and diluted earnings per share (cent)	(6.7c	)	(0.7c	)	(21.5c	)

(1)
Where a dividend on the 2009 Preference Stock is not paid in either cash or units of ordinary stock, that dividend must subsequently be paid in the form of units of ordinary stock before a subsequent dividend on the 2009 Preference Stock or dividend on ordinary stock can be paid. The dividend allocated for the year ended 31 December 2012 has been deducted in the calculation of basic earnings per share. On 20 February 2013, the Group paid a cash dividend of €188.3 million on the 2009 Preference Stock to the NPRFC.

(2)
The increase in the Weighted average number of units of stock in issue excluding treasury stock and own stock held for the benefit of life assurance policyholders for the year ended 31 December 2012 is due to the increase in the number of units of ordinary stock in issue following the July 2011 Rights Issue (note 49).

At 31 December 2012, there were stock options over 2.7 million units of potential ordinary stock (31 December 2011: 3 million units; 31 December 2010: 9 million units) which could potentially have a dilutive impact in the future, but which were anti-dilutive in the years ended 31 December 2012, 31 December 2011 and 31 December 2010.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22    TRADING SECURITIES

	31 December 2012 €m	31 December 2011 €m
Debt securities—listed	143	6

Trading securities	143	6

For the purpose of disclosure of credit risk exposures, trading securities are included within other financial instruments of €35.5 billion (31 December 2011: €33.9 billion) in the Risk Management Report on page 105.

23    DERIVATIVE FINANCIAL INSTRUMENTS

The Group's use, objectives and policies on managing the risks that arise in connection with derivatives, including the policies for hedging, are included in the Risk Management Report on pages 124 to 128 and have been described as those which form an integral part of the financial statements as set out in the basis of preparation on page 198. The notional amounts of certain types of derivatives do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group's exposure to credit risk. The derivative instruments give rise to assets or liabilities as a result of fluctuations in market rates or prices relative to their terms.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23    DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

The notional amounts and fair values of derivative instruments held by the Group are set out in the following tables:

		Fair Values
31 December 2012	Contract/ notional amount €m	Assets €m	Liabilities €m
Derivatives held for trading
Foreign exchange derivatives
Currency forwards	7,247	69	33
Currency swaps	563	32	36
Over the counter currency options	392	2	2

Total foreign exchange derivatives held for trading	8,202	103	71

Interest rate derivatives
Interest rate swaps	131,870	2,580	2,610
Cross currency interest rate swaps	6,820	540	373
Forward rate agreements	2,003	—	—
Over the counter interest rate options	5,616	94	86

Total interest rate derivatives held for trading	146,309	3,214	3,069

Equity contracts and credit derivatives
Equity index-linked contracts held	4,688	171	45
Equity conversion feature in Contingent Capital Note	1,000	62	—
Credit derivatives	17	—	—

Total equity contracts and credit derivatives	5,705	233	45

Total derivative assets/liabilities held for trading	160,216	3,550	3,185

Derivatives held for hedging
Derivatives designated as fair value hedges
Interest rate swaps	18,198	600	583
Cross currency interest rate swaps	465	56	2

Total designated as fair value hedges	18,663	656	585

Derivatives designated as cash flow hedges
Interest rate swaps	76,096	1,581	1,247
Cross currency interest rate swaps	12,813	59	257
Currency forwards	15	1	—

Total designated as cash flow hedges	88,924	1,641	1,504

Total derivative assets/liabilities held for hedging	107,587	2,297	2,089

Total derivative assets/liabilities	267,803	5,847	5,274

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23    DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

		Fair Values
31 December 2011	Contract/ notional amount €m	Assets €m	Liabilities €m
Derivatives held for trading
Foreign exchange derivatives
Currency forwards	10,417	93	166
Currency swaps	768	36	52
Over the counter currency options	371	3	3

Total foreign exchange derivatives held for trading	11,556	132	221

Interest rate derivatives
Interest rate swaps	177,753	2,837	2,838
Cross currency interest rate swaps	12,586	872	598
Forward rate agreements	3,035	3	2
Over the counter interest rate options	5,441	98	91

Total interest rate derivatives held for trading	198,815	3,810	3,529

Equity contracts and credit derivatives
Equity index-linked contracts held	5,125	130	83
Equity conversion feature in Contingent Capital Note	1,000	84	—
Credit derivatives	378	2	2

Total derivative assets/liabilities held for trading	216,874	4,158	3,835

Derivatives held for hedging
Derivatives designated as fair value hedges
Interest rate swaps	22,661	672	535
Cross currency interest rate swaps	732	93	3

Total designated as fair value hedges	23,393	765	538

Derivatives designated as cash flow hedges
Interest rate swaps	80,798	1,369	1,325
Cross currency interest rate swaps	15,772	69	320
Currency forwards	19	1	—

Total designated as cash flow hedges	96,589	1,439	1,645

Total derivative assets/liabilities held for hedging	119,982	2,204	2,183

Total derivative assets/liabilities	336,856	6,362	6,018

Derivatives held for trading above comprise derivatives entered into with trading intent as well as derivatives entered into with economic hedging intent to which the Group does not apply hedge accounting. Derivatives classified as held for hedging in the table above comprise only those derivatives to which the Group applies hedge accounting.

As set out in its risk management policy on page 82, the Group uses netting arrangements and collateral agreements to reduce its exposure to credit losses. Of the derivative assets of €5.8 billion at 31 December 2012 (31 December 2011: €6.4 billion);

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23    DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

•
€3.6 billion (31 December 2011: €3.9 billion) are available for offset against derivative liabilities under master netting arrangements. These transactions do not meet the criteria under IAS 32 to enable the assets to be presented net of the liabilities; and

•
€2.2 billion (31 December 2011: €2.5 billion) are not covered by master netting arrangements or relate to counterparties covered by master netting arrangements with whom a net asset position was held at the balance sheet date. At 31 December 2012, cash collateral of €1.1 billion (31 December 2011: €1.1 billion) was held against these assets and is reported within Deposits from banks (see note 37).

Placements with other banks includes cash collateral of €1.7 billion (31 December 2011: €2.2 billion) placed with derivative counterparties in respect of a net derivative liability position of €1.7 billion (31 December 2011: €2.1 billion).

The Group designates certain derivatives as hedging instruments in either fair value or cash flow hedge relationships.

Fair value hedges

Certain interest rate and cross currency interest rate derivatives are designated as hedging instruments. These are primarily used to reduce the interest rate and foreign exchange exposure on the Group's fixed rate debt held and debt issued portfolios.

Cash flow hedges

The Group designates certain interest rate and currency derivatives in cash flow hedge relationships in order to hedge the exposure to variability in future cash flows arising from floating rate assets and liabilities and from foreign currency assets. Movements in the cash flow hedge reserve are shown in the Statement of comprehensive income (page 190).

The years in which the hedged cash flows are expected to occur are shown in the table below:

31 December 2012	Up to 1 year €m	1 to 2 years €m	2 to 5 years €m	Over 5 years €m	Total €m
Forecast receivable cash flows	6,801	4,937	1,757	545	14,040
Forecast payable cash flows	(66)	(74)	(233)	(573)	(946)

31 December 2011	Up to 1 year €m	1 to 2 years €m	2 to 5 years €m	Over 5 years €m	Total €m
Forecast receivable cash flows	12,479	3,698	876	611	17,664
Forecast payable cash flows	(220)	(199)	(412)	(712)	(1,543)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23    DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

The hedged cash flows are expected to impact the income statement in the following years:

31 December 2012	Up to 1 year €m	1 to 2 years €m	2 to 5 years €m	Over 5 years €m	Total €m
Forecast receivable cash flows	13,024	128	364	524	14,040
Forecast payable cash flows	(90)	(69)	(228)	(559)	(946)

31 December 2011	Up to 1 year €m	1 to 2 years €m	2 to 5 years €m	Over 5 years €m	Total €m
Forecast receivable cash flows	16,252	285	567	560	17,664
Forecast payable cash flows	(278)	(176)	(398)	(691)	(1,543)

During the years ended 31 December 2012 and 31 December 2011 there were no forecast transactions to which the Group has applied hedge accounting which were no longer expected to occur.

24    OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	31 December 2012 €m	31 December 2011 €m
Assets linked to policyholder liabilities
Equity securities	6,305	5,926
Government bonds	993	1,008
Unit trusts	713	855
Debt securities	290	92

	8,301	7,881

Other financial assets
Government bonds	810	804
Other	349	229

	1,159	1,033

Other financial assets at fair value through profit or loss	9,460	8,914

A portion of the Group's life assurance business takes the legal form of investment contracts, under which legal title to the underlying investment is held by the Group, but the inherent risks and rewards in the investments are borne by the policyholders. Due to the nature of these contracts, the carrying value of the assets is always the same as the value of the liabilities due to policyholders and any change in the value of the assets results in an equal change in the value of the amounts due to policyholders. The associated liabilities are included in liabilities to customers under investment contracts and insurance contract liabilities on the balance sheet. At 31 December 2012, such assets amounted to €8,301 million (31 December 2011: €7,881 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24    OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (Continued)

Other financial assets of €1,159 million (31 December 2011: €1,033 million) primarily relate to assets held by the Group's life assurance business for solvency margin purposes or as backing for non-linked policyholder liabilities.

25    LOANS AND ADVANCES TO BANKS

	31 December 2012 €m	31 December 2011 €m
Placements with other banks	4,440	6,088
Securities purchased with agreement to resell
—IBRC repo transaction (note 57)	3,060	—
—Other	332	417
Mandatory deposits with central banks	1,293	1,392
Funds placed with central banks	381	162

Loans and advances to banks	9,506	8,059

Placements with other banks of €4.4 billion (31 December 2011: €6.1 billion) includes cash collateral of €1.7 billion (31 December 2011: €2.2 billion) placed with derivative counterparties in relation to net derivative liability positions (note 23).

The Group has entered into transactions to purchase securities with agreement to resell and has accepted collateral that it is permitted to sell or repledge in the absence of default by the owner of the collateral. The fair value of this collateral at 31 December 2012 was €3,863 million (31 December 2011: €417 million).

Mandatory deposits with central banks includes €1,051 million (31 December 2011: €1,012 million) relating to collateral in respect of the Group's issued notes in circulation in Northern Ireland.

For the purpose of disclosure of credit risk exposures, loans and advances to banks are included within other financial instruments of €35.5 billion (31 December 2011: €33.9 billion) in the Risk Management Report on page 105.

Included in the above is €350 million (31 December 2011: €195 million) of assets held on behalf of Bank of Ireland Life policyholders.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26    AVAILABLE FOR SALE FINANCIAL ASSETS

	31 December 2012 €m	31 December 2011 €m
Government bonds	5,642	4,568
Other debt securities
—listed	5,120	5,326
—unlisted	277	315
Equity securities
—listed	1	1
—unlisted	53	52

Available for sale financial assets	11,093	10,262

At 31 December 2012, available for sale financial assets of €6.7 billion (31 December 2011: €7.8 billion) had been pledged to third parties in sale and repurchase agreements. The Group has not derecognised any securities delivered in such sale and repurchase agreements.

Included within unlisted debt securities are subordinated bonds issued by NAMA with a fair value of €117 million (31 December 2011: €113 million) and a nominal value of €281 million (31 December 2011: €280 million). These bonds represented 5% of the nominal consideration received for assets sold to NAMA, with the remaining 95% received in the form of NAMA senior bonds (note 27). The subordinated bonds are not guaranteed by the State, they are not marketable and the payment of interest and repayment of capital is dependent on the performance of NAMA. During the year ended 31 December 2012 and 31 December 2011, no interest was paid by NAMA on subordinated bonds. During the year ended 31 December 2012, the Group incurred an impairment charge of €40 million on the NAMA subordinated bonds (year ended 31 December 2011: €nil; year ended 31 December 2010: €70 million) (note 14).

Further details on the Group's available for sale financial assets are set out on page 361.

The movement on available for sale financial assets is analysed as follows:

	31 December 2012 €m	31 December 2011 €m
At beginning of year	10,262	15,576
Revaluation, exchange and other adjustments	1,202	265
Additions	5,570	21,532
Redemptions	(1,874)	(24,008)
Sales	(4,139)	(3,152)
Amortisation	72	49

At end of year	11,093	10,262

During the year ended 31 March 2009, the Group reclassified available for sale financial assets with a carrying amount and fair value of €419 million to loans and advances to customers as they were no longer considered to be traded in an active market. At the date of this reclassification, the effective interest rate on reclassified assets ranged from 0.73% to 7.12% with expected recoverable cash flows of €753 million. At the date of this reclassification, the Group had the intention and ability to hold these assets for the

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26    AVAILABLE FOR SALE FINANCIAL ASSETS (Continued)

foreseeable future or until maturity. No subsequent reclassifications from available for sale financial assets to loans and advances to customers have been made.

	31 December 2012		31 December 2011
	Carrying amount €m	Fair Value €m	Carrying amount €m	Fair Value €m
AFS financial assets reclassified to loans and advances to customers	215	281	304	366

Interest income of €56 million (year ended 31 December 2011: €75 million) and an impairment charge of €4 million (year ended 31 December 2011: €5 million) have been recognised in the income statement for the year ended 31 December 2012 in relation to these assets. If the assets had not been reclassified a fair value gain of €22 million (year ended 31 December 2011: €5 million) would have been recognised in Other comprehensive income and the impairment charge would have been €3 million (year ended 31 December 2011: €5 million).

27    NAMA SENIOR BONDS

	31 December 2012 €m	31 December 2011 €m
NAMA senior bonds	4,428	5,016

The Group received as consideration for the assets transferred to NAMA a combination of Government guaranteed bonds (NAMA senior bonds) issued by NAMA (95% of the nominal consideration), and non-guaranteed subordinated bonds issued by NAMA (5% of nominal consideration).

At 31 December 2012 and 31 December 2011, all NAMA senior bonds had been pledged to Monetary Authorities in sale and repurchase agreements.

The interest rate on the NAMA senior bonds is six month Euribor, set semi-annually on 1 March and 1 September. At 31 December 2012, the contractual maturity of these bonds was 1 March 2013. NAMA may, only with the consent of the Group, settle the bonds by issuing new bonds with the same terms and conditions and a maturity date of up to 364 days. This occurred on 1 March 2013.

During the year ended 31 December 2012, NAMA redeemed senior bonds held by the Group with a nominal value of €615 million (year ended 31 December 2011: €221 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28    LOANS AND ADVANCES TO CUSTOMERS

	31 December 2012 €m	31 December 2011 €m
Loans and advances to customers	98,658	104,006
Finance leases and hire purchase receivables (see below)	1,507	1,652
	100,165	105,658
Less allowance for impairment charges on loans and advances to customers (note 29)	(7,544)	(6,344)

Loans and advances to customers	92,621	99,314

Amounts include
Due from jointly controlled entities	102	84

Finance leases and hire purchase receivables

Loans and advances to customers include finance leases and hire purchase receivables, which are analysed as follows:

	31 December 2012 €m	31 December 2011 €m
Gross investment in finance leases:
Not later than 1 year	703	809
Later than 1 year and not later than 5 years	862	909
Later than 5 years	5	6

	1,570	1,724
Unearned future finance income on finance leases	(63)	(72)

Net investment in finance leases	1,507	1,652

The net investment in finance leases is analysed as follows:
Not later than 1 year	675	798
Later than 1 year and not later than 5 years	828	850
Later than 5 years	4	4

	1,507	1,652

The Group's material leasing arrangements include the provision of instalment credit and leasing finance for both consumer and business customers.

At 31 December 2012, the accumulated allowance for uncollectable minimum lease payments receivable was €31 million (31 December 2011: €61 million).

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

Further details on these SPEs, including details of entities that have issued liabilities which continue to be held by the Group and which are capable of being pledged to Monetary Authorities, are set out in note 60.

29    IMPAIRMENT PROVISIONS

The following tables show the movement in the impairment provisions on total loans and advances to customers (including loans and advances included within assets classified as held for sale at 31 December 2011) during the year ended 31 December 2012 and 31 December 2011.

31 December 2012	Residential mortgages €m	Non-Property SME and corporate €m	Property and construction €m	Consumer €m	Total impairment provisions €m
Provision at 1 January 2012	1,159	1,723	3,205	278	6,365
Exchange adjustments	3	8	23	1	35
Charge against income statement	462	413	797	52	1,724
Recoveries	(3)	1	—	13	11
Amounts written off	(51)	(376)	(164)	(115)	(706)
Release of provision on loan book disposals	—	—	(18)	—	(18)
Other movements	24	67	33	9	133

Provision at 31 December 2012	1,594	1,836	3,876	238	7,544

At 31 December 2012, there were no loans and advances to customers classified as assets held for sale (31 December 2011: €21 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29    IMPAIRMENT PROVISIONS (Continued)

31 December 2011	Residential mortgages €m	Non-Property SME and corporate €m	Property and construction €m	Consumer €m	Total impairment provisions €m
Provision at 1 January 2011	725	1,475	2,529	321	5,050
Exchange adjustments	4	11	32	1	48
Charge against income statement	470	497	936	80	1,983
—Loans and advances to customers	469	497	893	80	1,939
—Assets sold to NAMA	1	—	43	—	44
Recoveries	(2)	1	(2)	10	7
Amounts written off	(49)	(254)	(166)	(147)	(616)
Release of provision on sale of assets to NAMA	(4)	—	(194)	—	(198)
Release of provision on loan book disposals	—	(25)	15	—	(10)
Other movements	15	18	55	13	101

Provision at 31 December 2011	1,159	1,723	3,205	278	6,365

The provision at 31 December 2011 is analysed as follows:
Loans and advances to customers	1,159	1,702	3,205	278	6,344
Loans classified as held for sale	—	21	—	—	21

Provision at 31 December 2011	1,159	1,723	3,205	278	6,365

Provisions include specific and 'incurred but not reported' (IBNR) provisions. IBNR provisions are recognised on all categories of loans for losses not specifically identified but which, experience and observable data indicate, are present in the portfolio at the date of assessment.

Further details on the Group's impaired loans and impairment provisions are set out in the table on page 100 of the Risk Management Report that is described as forming an integral part of the audited financial statements as set out in the Basis of preparation on page 198.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30    INTEREST IN ASSOCIATES

	31 December 2012 €m	31 December 2011 €m
At beginning of year	31	26
Increase in investments	11	8
Fair value and other movements	(2)	(3)
Decrease in investments	(1)	—

At end of year	39	31

In presenting details of the associates of the Group, the exemption permitted by Regulation 10 of the European Communities (Credit Institutions: Accounts) Regulations, 1992 has been availed of and the Group will annex a full listing of associates to its annual return to the Companies Registration Office.

31    INTEREST IN JOINTLY CONTROLLED ENTITIES

Jointly controlled entities (JCE)	31 December 2012 €m	31 December 2011 €m
At beginning of year	245	199
Exchange adjustments	3	6
Share of results after tax (note 18)	39	40
—First Rate Exchange Services	40	37
—Property unit trust	(1)	3
Dividends received	(60)	(52)
Reclassification	—	52
—From investment properties	—	44
—From other financial assets at fair value through profit or loss	—	8
At end of year	227	245

The Group holds a 50% interest in the following jointly controlled entities: First Rate Exchange Services Holdings Limited, Enterprise 2000 Fund and a property unit trust.

Jointly controlled operation (JCO)

As set out in note 59, during 2012 the Group signed an agreement to enhance its strategic partnership with the UK Post Office. As a result, the Group entered into a new jointly controlled operation with the UK Post Office. This operation is not a separate legal entity and it has been accounted for by recognising the assets controlled by the Group, the liabilities and expenses incurred by the Group and the Group's share of income on a line by line basis. The amounts relating to the JCO are shown separately in notes 9, 11, 35 and 42.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32    INTANGIBLE ASSETS

	Computer software externally purchased €m	Computer software internally generated €m	Other externally purchased intangible assets €m	Total intangible assets €m
Cost
At 1 January 2012	171	905	160	1,236
Exchange adjustments	1	4	3	8
Additions	—	69	9	78
Disposals/write-offs	(12)	(11)	—	(23)

At 31 December 2012	160	967	172	1,299

Accumulated amortisation
At 1 January 2012	(147)	(625)	(71)	(843)
Exchange adjustments	(1)	(2)	(1)	(4)
Disposals/write-offs	9	11	—	20
Charge for the year (note 11)	(8)	(81)	(12)	(101)

At 31 December 2012	(147)	(697)	(84)	(928)

Net Book Value at 31 December 2012	13	270	88	371

Intangible assets predominantly comprise computer software that is developed internally by the Group and purchased computer software.

Impairment review—intangible assets

Intangible assets have been reviewed for any indication that impairment may have occurred. Where any such indication exists impairment has been measured by comparing the carrying value of the intangible asset to its recoverable amount. There was no impairment identified in the year ended 31 December 2012 (year ended 31 December 2011: €4 million reversal of impairment; year ended 31 December 2010: €2 million reversal of impairment).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32    INTANGIBLE ASSETS (Continued)

	Goodwill €m	Computer software externally purchased €m	Computer software internally generated €m	Other externally purchased intangible assets €m	Total intangible assets—other €m
Cost
At 1 January 2011	44	182	833	150	1,165
Exchange adjustments	(1)	1	5	4	10
Reclassifications	(43)	—	4	—	4
Additions	—	—	66	6	72
Disposals/write-offs	—	(12)	(3)	—	(15)

At 31 December 2011	—	171	905	160	1,236

Accumulated amortisation
At 1 January 2011	—	(148)	(545)	(64)	(757)
Exchange adjustments	—	(1)	(3)	(2)	(6)
Disposals/write-offs	—	12	3	—	15
Reversal of impairment (note 11)	—	—	—	4	4
Charge for the year (note 11)	—	(10)	(80)	(9)	(99)

At 31 December 2011	—	(147)	(625)	(71)	(843)

Net Book Value at 31 December 2011	—	24	280	89	393

Burdale

At 1 January 2011, all goodwill on the Group's balance sheet related to Burdale. During the year ended 31 December 2011, the Group incurred a charge of €45 million, being the impairment in full of the Burdale goodwill, following the announcement of the sale of Burdale on 19 December 2011 (see notes 19 and 36).

33    INVESTMENT PROPERTIES

	31 December 2012 €m	31 December 2011 €m
At beginning of year	1,204	1,304
Exchange adjustment	(5)	7
Revaluation	(12)	(10)
Disposals	(121)	(53)
Reclassifications	—	(44)

At end of year	1,066	1,204

Of the €1,066 million (31 December 2011: €1,204 million) of investment properties held by the Group, €730 million (31 December 2011: €875 million) is held on behalf of Bank of Ireland Life policyholders.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33    INVESTMENT PROPERTIES (Continued)

Investment properties are carried at fair value as determined by external qualified property surveyors appropriate to properties held. Fair values have been calculated using both current trends in the market and recent transactions for similar properties.

Rental income from investment property amounted to €86 million for the year ended 31 December 2012 (31 December 2011: €94 million). Expenses directly attributable to investment property generating rental income amounted to €16 million for the year ended 31 December 2012 (31 December 2011: €18 million). There were no expenses directly attributable to investment properties which are not generating rental income for the year ended 31 December 2012 or the year ended 31 December 2011.

34    PROPERTY, PLANT AND EQUIPMENT

	Freehold land and buildings and long leaseholds (held at fair value) €m	Adaptations (at cost) €m	Computer and other equipment (at cost) €m	Finance lease assets (at cost) €m	Payments on accounts and assets in the course of construction (at cost) €m	Total €m
Cost or valuation
At 1 January 2012	151	164	522	5	16	858
Exchange adjustments	1	—	3	—	1	5
Additions	—	—	7	12	35	54
Disposals/write-offs	(4)	(8)	(83)	—	—	(95)
Revaluation
—Recognised in the income statement	(11)	—	—	—	—	(11)
—Recognised in other comprehensive income	(2)	—	—	—	—	(2)
Reclassifications	—	21	21	—	(42)	—

At 31 December 2012	135	177	470	17	10	809

Accumulated depreciation
At 1 January 2012	—	(95)	(424)	(3)	—	(522)
Exchange adjustments	—	—	(2)	—	—	(2)
Disposals/write-offs	—	8	81	—	—	89
Charge for the year (note 11)	—	(14)	(24)	(3)	—	(41)

At 31 December 2012	—	(101)	(369)	(6)	—	(476)

Net book value at 31 December 2012	135	76	101	11	10	333

Property, plant and equipment at 31 December 2012 held at fair value was €135 million (31 December 2011: €151 million). The historical cost of property, plant and equipment held at fair value at 31 December 2012 was €91 million (31 December 2011: €92 million). The net book value of property, plant and equipment at 31 December 2012 held at cost less accumulated depreciation and impairment amounted to €198 million (31 December 2011: €185 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34    PROPERTY, PLANT AND EQUIPMENT (Continued)

	Freehold land and buildings and long leaseholds (held at fair value) €m	Adaptations (at cost) €m	Computer and other equipment (at cost) €m	Finance lease assets (at cost) €m	Payments on accounts and assets in the course of construction (at cost) €m	Total €m
Cost or valuation
At 1 January 2011	177	151	543	7	18	896
Exchange adjustments	1	1	3	—	—	5
Additions	—	1	4	3	23	31
Disposals/write-offs	(4)	(3)	(35)	(5)	—	(47)
Revaluation
—Recognised in the income statement	(15)	—	—	—	—	(15)
—Recognised in other comprehensive income	(8)	—	—	—	—	(8)
Reclassifications	—	14	7	—	(25)	(4)

At 31 December 2011	151	164	522	5	16	858

Accumulated depreciation
At 1 January 2011	—	(83)	(434)	(7)	—	(524)
Exchange adjustments	—	(1)	(2)	—	—	(3)
Disposals/write-offs	—	3	34	5	—	42
Reclassifications	—	(2)	2	—	—	—
Charge for the year (note 11)	—	(12)	(24)	(1)	—	(37)

At 31 December 2011	—	(95)	(424)	(3)	—	(522)

Net book value at 31 December 2011	151	69	98	2	16	336

Property

A revaluation of Group property was carried out as at 31 December 2012. All freehold and long leasehold commercial properties were valued by Lisney as external valuers, with the exception of some selected properties which were valued internally by the Bank's qualified surveyors. Lisney valuations were made on the basis of open market value.

Future capital expenditure

The table below shows future capital expenditure in relation to both property, plant and equipment and intangible assets.

	31 December 2012 €m	31 December 2011 €m
Future capital expenditure:
—contracted but not provided for in the financial statements	5	23
—authorised by the Directors but not contracted	84	54

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34    PROPERTY, PLANT AND EQUIPMENT (Continued)

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

Minimum future rentals under non-cancellable operating leases are as follows:

	Payable 31 December 2012 €m	Receivable 31 December 2012 €m	Payable 31 December 2011 €m	Receivable 31 December 2011 €m
Not later than 1 year	64	3	70	4
Later than 1 year and not later than 5 years	224	5	233	6
Later than 5 years	455	1	428	1

Included in the operating lease rental receivable is an amount of €8 million in relation to sub-lease rental (31 December 2011: €10 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34    PROPERTY, PLANT AND EQUIPMENT (Continued)

Finance leases

The Group leases computer equipment under finance lease agreements. The leases range from 1 to 5 years, contain no material contingent rents or restrictions imposed by lease agreements and contain standard terms of renewal.

	At 31 December 2012			At 31 December 2011
	Total minimum future payments €m	Future finance charges €m	Present value of finance lease commitments €m	Total minimum future payments €m	Future finance charges €m	Present value of finance lease commitments €m
Not later than 1 year	3	—	3	2	(1)	1
Later than 1 year not later than 5 years	9	(1)	8	2	(1)	1
Later than 5 years	—	—	—	—	—	—

The net carrying amount of the assets held under finance leases at 31 December 2012 was €11 million (31 December 2011: €2 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

35    OTHER ASSETS

	31 December 2012 €m	31 December 2011 €m
Reinsurance asset	940	708
Value in force of life assurance business (note 62)	518	519
Interest receivable	469	525
Sundry and other debtors	316	352
Accounts receivable and prepayments	161	166

Other assets	2,404	2,270

Other assets are analysed as follows:
Within 1 year	834	974
After 1 year	1,570	1,296

	2,404	2,270

The movement in the reinsurance asset is noted below:
At beginning of year	708	638
New business	122	120
Changes in business	110	(50)

At the end of the year	940	708

For the purpose of disclosure of credit risk exposures, the reinsurance asset is included within other financial instruments of €35.5 billion (31 December 2011: €33.9 billion) in the Risk Management Report on page 105.

Included in other assets is an amount of €9 million relating to the Group's share of the assets of the jointly controlled operation (JCO) (see note 31).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

36    ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

Assets classified as held for sale	31 December 2012 €m	31 December 2011 €m
Corporate and Treasury division
Project Finance loan portfolios and associated derivatives	—	998
Assets of Burdale	—	646
Retail UK division
UK Mortgage loan portfolio	—	802

Total	—	2,446

Liabilities classified as held for sale	31 December 2012 €m	31 December 2011 €m
Corporate and Treasury division
Liabilities of Burdale	—	13

Total	—	13

During 2012 the Group completed further deleveraging of financial assets, all of which had been completed and settled at the balance sheet date. The Group incurred a loss on deleveraging of €326 million for the year ended 31 December 2012 (year ended 31 December 2011: €565 million). The Group also completed the deleveraging of Burdale loans of €0.7 billion which is included within Loss on disposal of business activities as set out in note 19.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

37    DEPOSITS FROM BANKS

	31 December 2012 €m	31 December 2011 €m
Securities sold under agreement to repurchase	19,307	29,585
—Monetary Authorities
—IBRC repo transaction (note 57)	3,060	—
—Other	11,040	22,530
—Private market repos	5,207	7,055
Deposits from banks	1,749	1,817
Other bank borrowings	216	132

Deposits from banks	21,272	31,534

At 31 December 2012, total drawings from Monetary Authorities amounted to €15 billion (net) (31 December 2011: €22 billion (net)), of which €1 billion (31 December 2011: €nil) is included in debt securities in issue (note 39). €12 billion is on a term funding basis, utilising the ECB's three year Long Term Refinancing Operation (LTRO). The LTRO matures in two tranches in January and February 2015. The Group has an option, from February 2013, to repay these facilities at an earlier date.

Deposits from banks include cash collateral of €1.1 billion (31 December 2011: €1.1 billion) received from derivative counterparties in relation to net derivative asset positions (note 23).

38    CUSTOMER ACCOUNTS

	31 December 2012 €m	31 December 2011 €m
Term deposits and other products	42,318	39,379
Demand deposits	17,647	16,397
Current accounts	15,205	14,730

Customer accounts	75,170	70,506

Amounts include
Due to associates and jointly controlled entities	36	26

Deposit accounts where a period of notice is required to make a withdrawal are classified within term deposits and other products. An analysis of the contractual maturity profile of customer accounts is set out in note 51.

Term deposits and other products include a number of term accounts that contain easy access features. These allow the customer to access a portion or all of their deposit notwithstanding that this repayment could result in financial penalty being paid by the customer. For such accounts, the portion subject to the potential early access has been classified in the 'demand' category in the Liquidity Risk note (see page 316).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

38    CUSTOMER ACCOUNTS (Continued)

At 31 December 2012, the Group's largest 20 customer deposits amounted to 5% (31 December 2011: 2%) of customer accounts. Information on the contractual maturities of customer accounts is set out on page 117 in the Risk Management Report.

Included within Term deposits and other products is €1 billion relating to sale and repurchase agreements with financial institutions who do not hold a banking licence.

39    DEBT SECURITIES IN ISSUE

	31 December 2012 €m	31 December 2011 €m
Bonds and medium term notes	14,687	16,676
Other debt securities in issue	3,386	2,448

Debt securities in issue	18,073	19,124

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

40    LIABILITIES TO CUSTOMERS UNDER INVESTMENT AND INSURANCE CONTRACTS

Investment contract liabilities	31 December 2012 €m	31 December 2011 €m
Liabilities to customers under investment contracts, at fair value	5,256	4,954

The movement in gross life insurance contract liabilities can be analysed as follows:

Insurance contract liabilities	31 December 2012 €m	31 December 2011 €m
At beginning of year	7,037	7,188
New business	1,210	894
Changes in existing business	(259)	(1,045)

At end of year	7,988	7,037

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

40    LIABILITIES TO CUSTOMERS UNDER INVESTMENT AND INSURANCE CONTRACTS (Continued)

The assumptions are also set out in accordance with the guidelines within the Insurance Regulations and contain a margin for adverse development. The key assumptions used in the valuation of insurance contract liabilities are:

Interest rate:	The interest rates are derived in accordance with the guidelines in the Insurance Regulations. Margins for risk are allowed for in the derived interest rates.
Mortality and morbidity:	The mortality and morbidity assumptions, which include an allowance for improvements in longevity for annuitants, are set with regard to the Group's actual experience and/or relevant industry data.
Maintenance expenses:	Allowance is made for future policy costs and expense inflation explicitly.

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

Capital management and available resources

The Group holds technical reserves to meet its liabilities to policyholders based on prudent actuarial assumptions. In addition, the Central Bank requires the Group's life assurance operation to hold shareholder equity that exceeds a statutory margin, the required minimum regulatory solvency margin. The table below sets out the shareholder equity held by the Group's life assurance business compared to the required minimum regulatory solvency margin as at 31 December 2012 and 31 December 2011.

	31 December 2012 €m	31 December 2011 €m
Minimum regulatory solvency margin	177	176
Shareholder equity held for life business	329	358

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

41    SUBORDINATED LIABILITIES

	Notes	31 December 2012 €m	31 December 2011 €m
Undated loan capital
Bank of Ireland UK Holdings plc
€600 million 7.40% Guaranteed Step-up Callable Perpetual Preferred Securities	a, b	32	32
Bank of Ireland
Stg£75 million 13 3/8% Perpetual Subordinated Bonds	c	93	91
Bristol & West plc
Stg£32.6 million 8 1/8% Non-Cumulative Preference Shares	d	40	39

		165	162

Dated loan capital
CAD$400 million Fixed/Floating Rate Subordinated Notes 2015		64	27
€1,000 million 10% Convertible Contingent Capital Note 2016	e	986	1,009
€600 million Subordinated Floating Rate Notes 2017		1	1
€1,002 million 10% Fixed Rate Subordinated Notes 2020		239	225
Stg£197 million 10% Fixed Rate Subordinated Notes 2020		2	2
€250 million 10% Fixed Rate Subordinated Notes 2022	f	250	—

		1,542	1,264

Total subordinated liabilities		1,707	1,426

Subordinated liabilities in issue at 31 December 2012

Undated loan capital

The principal terms and conditions of the subordinated liabilities which were in issue by the Group at 31 December 2012 are set out below.

(a)
The securities are redeemable in whole or in part at the option of the Issuer subject to the prior consent of the Central Bank and of the Bank, at their principal amount together with any outstanding payments on any coupon payment date. They bear interest at a rate of three month Euribor plus 3.26% per annum and reset quarterly each year on 7 March, 7 June, 7 September and 7 December.

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

(c)
The 13 3/8% Perpetual Subordinated Bonds were revalued as part of the fair value adjustments on the acquisition by Bristol & West plc of the business of Bristol & West Building Society in July 1997. Bank

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

41    SUBORDINATED LIABILITIES (Continued)

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

The table on page 290 provides a description of the dated loan capital, including:

•
the currency of the issue;

•
if the issue is fixed, floating or a combination of both; and

•
maturity.

All of the dated notes in issue at 31 December 2012 with the exception of the Convertible Contingent Capital Note 2016 were issued under the Bank's Euro Note Programme.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

41    SUBORDINATED LIABILITIES (Continued)

(e)   Convertible Contingent Capital Note 2016

During the year ended 31 December 2011, the Group issued a Contingent Capital Note to the State to satisfy the requirements of the 2011 PCAR. The nominal value of this note is €1 billion and cash proceeds of €985 million were received (net of a fee paid to the State of €15 million). The note has a term of five years and an annual coupon of 10%, which could have been increased to a market rate subject to a maximum coupon of 18% if the State sold the note to a third party.

If the Core tier 1 capital ratio of the Group (as calculated under the terms of the instrument) falls below 8.25%, the note automatically converts to units of ordinary stock. The conversion price at which the note would convert is the volume-weighted average price (VWAP) of the ordinary stock over the 30 days prior to conversion, subject to a minimum conversion price of €0.05 per unit.

The Group measured the Contingent Capital Note at fair value at initial recognition. As the note does not trade in an active market, and was issued to a related party, the fair value was established using a valuation technique. The key inputs into the valuation technique were the expected interest payments over the life of the note, the estimated market yield for the instrument at the date of issuance and the estimated market yield for a subordinated liability without an equity conversion feature. The fair value of the note at initial recognition was €869 million.

The difference of €116 million between the fair value of the note on initial recognition and the net amount received from the State was treated as a capital contribution and credited directly to other reserves, as the State is a significant investor in the Group and was considered to be acting in that capacity.

The equity conversion feature of the note is considered to be an embedded derivative requiring separation, initially an asset with a fair value of €91 million. This derivative has been separated from the host instrument and is subsequently measured at fair value through profit or loss. The fair value of the derivative is established using a valuation technique. The host subordinated liability was measured on initial recognition as the residual after separation of the embedded derivative at an amount of €960 million, and is subsequently measured at amortised cost. At 31 December 2012, the fair value of the embedded derivative was €62 million (31 December 2011: €84 million) (note 23).

The Group recognised a gain of €79 million in interest expense (note 3) during the year ended 31 December 2012, reflecting a decrease arising on the remeasurement of the carrying value of the note as a result of a fall in the expected future coupon payments.

On 9 January 2013, the State sold its entire holding of the note to a diverse group of international institutional investors, thereby fixing all future cash coupon payments on the notes at 10% per annum. The option to increase the market rate noted above was not exercised and lapsed on the sale.

(f)
On 12 December 2012, the Bank issued €250 million of dated subordinated notes with fixed coupon of 10% and a maturity date of 19 March 2022.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

42    OTHER LIABILITIES

	31 December 2012 €m	31 December 2011 €m
Accrued interest payable	1,104	1,074
Notes in circulation	930	914
Sundry creditors	281	364
Accruals and deferred income	211	181
Finance lease obligations	11	2
Other	607	576

Other liabilities	3,144	3,111

Other liabilities are analysed as follows:
Within 1 year	2,912	3,111
After 1 year	232	—

	3,144	3,111

The Bank was authorised to issue bank notes in Northern Ireland under the Banking Act 2009. As from 15 May 2012, under the Bank of Ireland (UK) plc Act 2012, that authority to issue bank notes and the liability for existing issued bank notes transferred from the Bank in Northern Ireland to the Bank of Ireland (UK) plc.

Included in other liabilities is an amount of €14 million relating to the Group's share of the liabilities of the jointly controlled operation (JCO) (see note 31).

43    PROVISIONS

	Restructuring €m	Onerous contracts €m	Legal €m	Other €m	Total €m
As at 1 January 2012	3	15	16	4	38
Reclassifications	—	3	(1)	2	4
Charge to income statement	150	7	—	32	189
Utilised during the year	(87)	(4)	(13)	(3)	(107)
Unused amounts reversed during the year	(1)	(2)	—	(2)	(5)

As at 31 December 2012	65	19	2	33	119

The Group has recognised provisions in relation to restructuring costs, onerous contracts, legal and other. Such provisions are sensitive to a variety of factors, which vary depending on their nature. The estimation of the amounts of such provisions is judgemental because the relevant payments are due in the future and the quantity and probability of such payments is uncertain.

The methodology and the assumptions used in the calculation of provisions are reviewed regularly and, at a minimum, at each reporting date.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

43    PROVISIONS (Continued)

Restructuring

During the year ended 31 December 2012, the Group recognised provisions relating to a series of programmes and initiatives to reduce the number of people employed by the Group primarily in areas affected by business change and lower activity levels. The Group has recognised a charge of €150 million in relation to these restructuring programmes as plans were in place and appropriate communications had been made at year end (see note 12). It is expected that this provision will be used within the next two years.

Onerous contracts

Partly as a result of the Group's restructuring of its operations, the Group is a lessee in a number of non-cancellable leases over properties that it no longer occupies. The present value of future lease payments on these properties, less any rental income receivable from sub-leasing, has been provided for.

This provision relates to leases on properties ranging between one and thirteen years. It is expected that €4 million of this provision will be used within the next twelve months.

Legal

This provision relates to certain legal claims brought against the Group by third parties. These provisions range between one and seven years.

Other

It is expected that €32 million of this provision will be used within the next twelve months. The remaining provision ranges between one and five years.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

44    DEFERRED TAX

	31 December 2012 €m	31 December 2011 €m
The movement on the deferred tax account is as follows:
At beginning of year	1,293	1,037
Income statement credit for year	289	263
Pension	119	20
Available for sale financial assets—charge to other comprehensive income	(125)	(14)
Cash flow hedges—charge to other comprehensive income	(25)	(32)
Revaluation/reclassification of property during the year	1	2
Other movements	9	17

At end of year	1,561	1,293

Deferred tax assets and liabilities are attributable to the following items:
Deferred tax assets
Unutilised tax losses	1,500	1,195
Pensions and other post retirement benefits	161	62
Provision for loan impairment	12	14
Accelerated capital allowances on equipment used by the Group	12	4
Available for sale reserve	—	100
Cash flow hedge reserve	—	7
Other temporary differences	19	6

Deferred tax assets	1,704	1,388

Deferred tax liabilities
Life companies	(54)	(46)
Available for sale reserve	(25)	—
Cash flow hedge reserve	(18)	—
Accelerated capital allowances on finance leases	(13)	(16)
Property revaluation surplus	(10)	(11)
Other temporary differences	(23)	(22)

Deferred tax liabilities	(143)	(95)

Represented on the balance sheet as follows:
Deferred tax assets	1,653	1,381
Deferred tax liabilities	(92)	(88)

	1,561	1,293

The amount of the deferred tax asset expected to be recovered within one year is €10 million (31 December 2011: €23 million). The amount of deferred tax liability expected to be settled within one year is €6 million (31 December 2011: €3 million).

In accordance with IAS 12, in presenting the deferred tax balances above the Group offsets deferred tax assets and liabilities where:

•
an entity has a legally enforceable right to set off current tax assets against current tax liabilities, and

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

44    DEFERRED TAX (Continued)

•
the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

Deferred tax liabilities have not been recognised for tax that may be payable if earnings of certain overseas subsidiaries were remitted to Ireland as the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Unremitted earnings for overseas subsidiaries totalled €164 million (31 December 2011: €171 million).

The deferred tax asset of €1,653 million (31 December 2011: €1,381 million) shown on the balance sheet is after netting by jurisdiction (€1,704 million before netting by jurisdiction, 31 December 2011: €1,388 million). This includes an amount of €1,500 million at 31 December 2012 (31 December 2011: €1,195 million) in respect of operating losses which are available to relieve future profits from tax. This deferred tax asset has been recognised on the basis that it is probable it will be recovered as the Directors are satisfied that it is probable that the Group will have sufficient future taxable profits against which the deferred tax can be utilised to the extent it has not already reversed.

Under current Irish and UK tax legislation there is no time restriction on the utilisation of trading losses. There is, however, a restriction on the utilisation of Irish tax losses carried forward by a financial institution participating in NAMA. This significantly lengthens the period over which the deferred tax asset will reverse by restricting by 50% the amount of profits in any year against which the carried forward trading losses can be utilised. A significant portion of the Group's deferred tax balance is projected to be recovered in a period greater than 10 years from the balance sheet date. The balance of the trading losses continues to be available for indefinite carry forward and there is no time limit on the utilisation of these losses.

The UK Government announced that the main rate of corporation tax would reduce to 24% from 1 April 2012 (and not 25% as previously announced) to be followed by further reductions to 20% for the year beginning 1 April 2015. The reduction in the corporation tax rate to 23% from 1 April 2013 was substantively enacted at the balance sheet date and the effect of this change has been to reduce the deferred tax asset at 31 December 2012 by €33 million. The proposed reduction in the corporation tax rate to 20% by 1 April 2015 has yet to be enacted. The overall effect of the future reductions from 23% to 20% would be to reduce the deferred tax asset at 31 December 2012 by €71 million.

Deferred tax assets have not been recognised in respect of US tax losses of €70 million (31 December 2011: €71 million) and US temporary differences of €4 million (31 December 2011: €3 million). €23 million (31 December 2011: €23 million) of the tax losses expire in the period 2020 to 2028 with €47 million due to expire in 2029. There is no expiry date on the tax credits. Deferred tax assets have not been recognised in respect of these losses due to an annual limitation on use.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

44    DEFERRED TAX (Continued)

The deferred tax credit in the income statement comprises the following temporary differences:

	31 December 2012 €m	31 December 2011 €m
Current year losses	363	323
Impact of corporation tax rate change	(33)	(18)
Pensions and other retirement benefits	(20)	(20)
Life companies	(8)	8
Accelerated tax depreciation	15	11
Other temporary differences	(1)	(12)
Transfer to current tax	(45)	(16)
Adjustments in respect of prior year	18	(13)

Total deferred tax	289	263

45    RETIREMENT BENEFIT OBLIGATIONS

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

The most significant defined benefit scheme in the Group is the Bank of Ireland Staff Pensions Fund (BSPF) which accounts for approximately 75% of the pension deficit on the consolidated Group balance sheet. The BSPF was closed to new members from 1 October 2006, with the exception of a number of new entry-level employees (who joined from 1 October 2006 to 21 November 2007), who were offered a one-off option to join the scheme. All new employees in the Group from 21 November 2007 are eligible to become members of the Bank of Ireland Group Pensions Fund (BIGPF) or the Bank of Ireland Group UK Pension Fund. The BIGPF is a hybrid scheme which includes elements of both a defined benefit and a defined contribution scheme.

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

The valuation disclosed that the fair value of scheme assets represented 85% of the benefits that had accrued to members after allowing for expected future increases in earnings and pensions and after taking account of the impact of the changes in pension benefits set out below. The actuary recommended that the contribution rate increase to 29.1% of salaries (inclusive of employee contributions) from 16.7% previously, in the funding programme following the conclusion of the valuation. The next formal valuation of the BSPF will be carried out during 2013, with an effective date of 31 December 2012. For any of the

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

45    RETIREMENT BENEFIT OBLIGATIONS (Continued)

Group's defined benefit schemes in deficit as per the statutory funding standard, a Funding Proposal will also be submitted to the Pensions Board by 30 June 2013 to address this deficit in line with the required timescales of the Pensions Board.

The actuarial valuations are available for inspection by the members of the schemes but are not available for public inspection.

Pension levy

The Irish Finance (No. 2) Act 2011 introduced a stamp duty levy of 0.6% on the market value of assets under management in Irish pension funds, for the years 2011 to 2014 (inclusive). The levy is based on scheme assets as at 30 June in each year, or as at the end of the preceding scheme financial year.

The net impact of the 2011 and 2012 pension levies on the income statement for the year ended 31 December 2012 is a reduction in the pension charge of €22 million.

The Group has recognised a charge of €21 million in respect of the 2012 pension levy in its income statement for the year ended 31 December 2012, as the levy formed part of the Expected Return on Assets determined at the start of the year.

During 2012, the Group and the Trustees of the Bank of Ireland Staff Pensions Fund (BSPF) agreed that in exchange for additional security for scheme members, the cost of the pension levies incurred to date would be borne by the relevant Republic of Ireland scheme members, in the form of adjustments to members' benefits. The additional security was provided by a charge over a portfolio of Group assets with an initial value of €250 million (a contingent asset), including Group properties with a fair value of €42 million at 31 December 2012, which will remain in place until the scheme's current core liabilities satisfactorily meet the Minimum Funding Standard. The Group has recognised a negative past service cost of €43 million in the income statement during the year ended 31 December 2012 in relation to these benefit adjustments.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

45    RETIREMENT BENEFIT OBLIGATIONS (Continued)

The financial assumptions used in measuring the Group's defined benefit pension liability under IAS 19 are set out in the table below.

Financial assumptions	31 December 2012 % p.a.	31 December 2011 % p.a.
Irish schemes
Inflation rate	2.00	2.00
Discount rate	3.90	5.30
Rate of general increase in salaries	*2.50	*2.50
Rate of increase in pensions in payments	*1.90	*1.90
Rate of increase to deferred pensions	1.90	1.90
UK schemes
Consumer Price Inflation	2.40	2.10
Retail Price Inflation	2.90	3.00
Discount rate	4.60	4.90
Rate of general increase in salaries	*3.40	*3.50
Rate of increase in pensions in payments	*2.70	*2.80
Rate of increase to deferred pensions	2.40	2.10

*
Weighted average increase across all Group schemes.

Mortality assumptions

The mortality assumptions adopted for Irish pension arrangements are based on the results of the Society of Actuaries in Ireland mortality investigations.

Post retirement mortality assumptions (All Schemes)	At 31 December 2012 years	At 31 December 2011 years
Longevity at age 70 for current pensioners
Males	17.3	17.1
Females	18.7	18.6
Longevity at age 60 for active members currently aged 60 years
Males	26.9	26.8
Females	28.5	28.4
Longevity at age 60 for active members currently aged 40 years
Males	29.5	29.4
Females	30.7	30.6

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

45    RETIREMENT BENEFIT OBLIGATIONS (Continued)

The expected long term rates of return on assets of the material defined benefit schemes on a combined basis for the years ended 31 December 2012 and 31 December 2011, and the market values of those assets as at 31 December 2012 and 31 December 2011, were as follows:

	31 December 2012 Expected long term rates of return				31 December 2011 Expected long term rates of return
	RoI %	UK %	Fund %	Market Value €m	RoI %	UK %	Fund %	Market Value €m
Equities	7.50	7.50	51.5	2,606	7.25	8.00	53.7	2,396
Debt securities	4.32	3.77	39.1	1,980	4.44	4.52	38.6	1,723
Property	6.00	6.00	5.0	252	6.00	6.00	6.1	271
Cash and other	2.30	3.00	4.4	225	2.60	4.10	1.6	73
Total market value of schemes' assets				5,063				4,463
Actuarial value of liabilities of funded schemes				(6,206)				(4,867)

Aggregate deficit in funded schemes				(1,143)				(404)
Unfunded schemes				(10)				(9)

Net defined benefit pension deficit				(1,153)				(413)
Defined contribution schemes				(1)				(1)

				(1,154)				(414)

This is shown in the balance sheet as:
Retirement benefit obligations				1,156				422
Retirement benefit asset				(2)				(8)

				1,154				414

The scheme assets have been valued on a bid basis.

The expected rates of return on individual asset classes were estimated using current and projected economic and market factors at the measurement date, based on the global asset model employed by the independent actuaries. The overall expected return on scheme assets was based upon the weighted average of the assumed returns on the major asset classes. The expected long term rate of return on the total of the Group schemes' assets for the year ended 31 December 2012 was 5.60% (31 December 2011: 6.06%).

IAS 19 (revised) which the Group will adopt effective 1 January 2013 replaces the concept of expected return on scheme assets with interest income based on the prevailing discount rates. From that date the expected return on scheme assets will no longer be used in calculating the Group's pension expense. The Group estimates that the application of IAS 19 (revised) will increase its retirement benefit charge for 2013 by c.€40 million.

The expected returns on the debt securities were derived from gilt yields and corporate bond yields. Approximately 70% (31 December 2011: 73%) of the value of debt securities is held in a Liability Driven Investment portfolio.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

45    RETIREMENT BENEFIT OBLIGATIONS (Continued)

The retirement benefit schemes' assets include Bank of Ireland stock amounting to €3 million (31 December 2011: €2 million) and property occupied by Bank of Ireland Group companies to the value of €24 million (31 December 2011: €24 million).

The following table sets out the components of the cost of the defined benefit schemes for the years ended 31 December 2012 and 31 December 2011.

Components of pension expenses	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Current service cost	100	95
Past service cost	(43)	—
Curtailments	—	(5)
Expected return on scheme assets	(253)	(253)
Interest on scheme liabilities	254	247

Cost of providing defined retirement benefits	58	84

Actual return on scheme assets	Year ended 31 December 2012 €m		Year ended 31 December 2011 €m
Expected return on scheme assets	253	(1)	253
Actuarial gain/(loss) on scheme assets	252		(37	)(2)

Actual return on scheme assets	505		216

(1)
Includes a charge of €21 million in respect of the Irish pension levy.

(2)
Includes a charge of €20 million in respect of the Irish pension levy.

Movement in defined benefit obligations during the year	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Defined benefit obligations at beginning of year	4,876	4,549
Current service cost	100	95
Actual member contributions	14	14
Past service cost	(43)	—
Interest cost	254	247
Actuarial loss on scheme liabilities	1,145	82
Benefits paid	(155)	(138)
Curtailments	—	(5)
Currency loss	25	32

Defined benefit obligation at end of year	6,216	4,876

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

45    RETIREMENT BENEFIT OBLIGATIONS (Continued)

Movement in the fair value of scheme assets during the year	Year ended 31 December 2012 €m		Year ended 31 December 2011 €m
Fair value of scheme assets at beginning of year	4,463		4,126
Expected return	253		253
Actual member contributions	14		14
Actuarial gain/(loss) on scheme assets	252		(37)
Contributions by employer	226	(1)	230 (1)
Benefits paid	(155)		(138)
Currency gain	10		15

Fair value of scheme assets at end of year	5,063		4,463

(1)
Includes €120 million (31 December 2011: €116 million 31 December 2010: €68 million) of additional contributions related to the Group pensions review completed in 2010.

Statement of Comprehensive Income (SOCI)	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Actuarial gain/(loss) on scheme assets	252	(37)
Experience gain on liabilities	16	33
Loss on change of assumptions (financial and demographic)	(1,161)	(115)
Currency loss	(15)	(18)

Total loss recognised in the SOCI during the year before adjustment for tax	(908)	(137)

Cumulative amount of losses recognised in SOCI to end of year before adjustment for tax	(1,666)	(758)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

45    RETIREMENT BENEFIT OBLIGATIONS (Continued)

History of experience gains and losses	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months ended 31 December 2009 €m	Year ended 31 March 2009 €m
Actuarial gain/(loss) on scheme assets:
Amount	252	(37)	86	574	(1,176)
Percentage of scheme assets	5.0%	0.8%	2.1%	15.4%	(39.2%)
Experience gain/(loss) on scheme liabilities:
Amount	16	33	115	33	63
Percentage of scheme liabilities	0.3%	0.7%	2.5%	0.6%	1.4%
Total actuarial (loss)/gain recognised in SOCI(1)
Amount	(908)	(137)	465	(99)	(624)
Percentage of scheme liabilities	14.6%	2.8%	10.2%	(1.8%)	(13.9%)

(1)
Statement of comprehensive income before adjustment for tax.

Defined benefit pension schemes	31 December 2012 €m	31 December 2011 €m	31 December 2010 €m	31 December 2009 €m	31 March 2009 €m
Present value of obligations	6,216	4,876	4,549	5,365	4,481
Scheme assets	5,063	4,463	4,126	3,734	3,003

Deficit within schemes	1,153	413	423	1,631	1,478

Expected employer contributions for the year ended 31 December 2013 are €217 million, inclusive of €120 million of additional contributions related to the Group pensions review. Expected employee contributions for the year ended 31 December 2013 are €14 million.

Sensitivity analysis for each of the key assumptions used to measure the scheme liabilities at 31 December 2012.

Factor	Change in assumption	Group Impact on actuarial liabilities €m
Discount rate	0.1% decrease	127
Rate of Inflation	0.1% decrease	(111)
Rate of salary growth	0.1% decrease	(11)
Life expectancy	1 year increase	163

While the table above shows the impact of an individual assumption change, a change in one assumption could impact on other assumptions due to the relationship between assumptions.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

46    CONTINGENT LIABILITIES AND COMMITMENTS

The table below gives the contract amounts of contingent liabilities and commitments. The maximum exposure to credit loss under contingent liabilities and commitments is the contractual amount of the instrument in the event of non-performance by the other party where all counter claims, collateral or security prove worthless.

	31 December 2012 Contract amount €m	31 December 2011 Contract amount €m
Contingent liabilities
Acceptances and endorsements	9	10
Guarantees and irrevocable letters of credit	742	983
Other contingent liabilities	349	249

	1,100	1,242

Commitments
Documentary credits and short term trade related transactions	93	178
Undrawn note issuance and revolving underwriting facilities	—	100
Undrawn formal standby facilities, credit lines and other commitments to lend:
—revocable or irrevocable with original maturity of 1 year or less	13,284	14,017
—irrevocable with original maturity of over 1 year	3,202	5,217

	16,579	19,512

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

Other contingent liabilities primarily include performance bonds and are generally short term commitments to third parties which are not directly dependent on the customers' credit worthiness. The Group is also party to legal, regulatory and other actions arising out of its normal business operations. In this context, the Group has received correspondence from certain parties considering taking legal action against the Group with respect to their participation in Tier 1 and Tier 2 security exchanges in June 2011. The Group considers that it has a robust defence to any such claims and will defend them vigorously, should they arise.

Documentary credits commit the Group to make payments to third parties, on production of documents, which are usually reimbursed immediately by customers.

Commitments to lend are agreements to lend to a customer in the future, subject to certain conditions.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

47    CAPITAL STOCK

Authorised	31 December 2012 €m	31 December 2011 €m
Eur€
90 billion units of ordinary stock of €0.05 each	4,500	4,500
228 billion units of deferred stock of €0.01 each	2,280	2,280
100 million units of non-cumulative preference stock of €1.27 each	127	127
100 million units of undesignated preference stock of €0.25 each	25	25
3.5 billion units of non-cumulative 2009 Preference Stock of €0.01 each	35	35

	£m	£m
Stg£
100 million units of non-cumulative preference stock of Stg£1 each	100	100
100 million units of undesignated preference stock of Stg£0.25 each	25	25

	$m	$m
US$
8 million units of non-cumulative preference stock of US$25 each	200	200
100 million units of undesignated preference stock of US$0.25 each	25	25

Allotted and fully paid	31 December 2012 €m	31 December 2011 €m
30.109 billion units of €0.05 ordinary stock	1,505	1,505
91.981 billion units of €0.01 deferred stock	920	920
45.586 million units of €0.05 treasury stock (31 December 2011: 45.133 million units)	2	2
1.9 million units of non-cumulative preference stock of Stg£1 each	3	3
3.0 million units of non-cumulative preference stock of €1.27 each	4	4
1.837 billion units of non-cumulative 2009 Preference Stock of €0.01 each	18	18

	2,452	2,452

Ordinary stock

The weighted average number of units of ordinary stock in issue at 31 December 2012, used in the earnings per share calculation, excludes treasury stock which does not represent ordinary stock in issue. Treasury stock does not rank for dividend. While own stock held for the benefit of life assurance policyholders legally ranks for dividend, in line with accounting standards any dividend would not accrue in the Group financial statements.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

47    CAPITAL STOCK (Continued)

	Ordinary Stock		Treasury Stock
Movements in ordinary and treasury stock (units)	31 December 2012	31 December 2011	31 December 2012	31 December 2011
At beginning of year	30,109,381,214	5,293,719,448	45,133,318	27,702,862
2011 Capital raise—Rights Issue (see note 49)	—	19,077,889,032	—	—
2011 Capital raise—liability management exercise (note 49)	—	5,755,203,190	—	—
Stock (purchased)/sold and held for the benefit of life assurance policyholders	(452,522)	(17,430,456)	452,522	17,430,456

At end of year	30,108,928,692	30,109,381,214	45,585,840	45,133,318

Ordinary stock

The total authorised ordinary stock is 90 billion units at a par value of €0.05 per unit. All units of ordinary stock carry the same voting rights. All issued stock is fully paid.

At 31 December 2012, New Ireland Assurance Company plc held 23,577,150 units of ordinary stock as 'own shares' (31 December 2011: 23,124,628 units).

Deferred stock

The total authorised deferred stock is 228 billion units at a par value of €0.01 per unit. The deferred stock has no voting or dividend rights and, on a winding up of, or other return of capital (other than on a redemption of stock of any class in the capital of the Bank) by the Bank, the deferred stockholders will be entitled to receive the amount paid up or credited as paid up on such unit of deferred stock only after ordinary stockholders have received, in aggregate, any amounts paid up or credited as paid up on those units of ordinary stock held by them at that time, plus €10 million in cash per unit of €0.05 ordinary stock, the purpose of which is to ensure that the units of deferred stock have no economic value.

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

On a winding up of, or other return of capital by, the Bank (other than on a redemption of stock of any class in the capital of the Bank) the holders of preference stock will be entitled to receive an amount equal to the amount paid up or credited as paid up on each unit of the preference stock held (including the

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

47    CAPITAL STOCK (Continued)

premium) out of the surplus assets available for distribution to the Bank's members. Subject to the Bank's Bye-Law, the preference stockholders may also be entitled to receive a sum in respect of dividends payable.

The preference stockholders are not entitled to vote at any General Court except in certain exceptional circumstances. Such circumstances did not arise during 2012 and consequently the preference stockholders were not entitled to vote at the General Meetings of the Bank.

As at 31 December 2012 and 31 December 2011, 1,876,090 units of sterling preference stock and 3,026,598 units of euro preference stock were in issue.

2009 Preference Stock

At 31 December 2012 and 31 December 2011 the National Pensions Reserve Fund Commission (NPRFC) held 1,837,041,304 units of 2009 Preference stock.

On 20 February 2013, the Group paid a cash dividend of €188.3 million (20 February 2012: €188.3 million) on the 2009 Preference Stock to the NPRFC.

The terms and conditions attaching to the 2009 Preference Stock are outlined below:

The 2009 Preference Stock entitles the NPRFC to receive a non-cumulative cash dividend at a fixed rate of 10.25% per annum payable annually in arrears on 20 February at the discretion of the Bank. If a cash dividend is not paid by the Bank, the Bank shall issue units of ordinary stock to the NPRFC to be settled on a day determined by the Bank, in its sole discretion, provided that this must occur no later than the day on which the Bank subsequently redeems or repurchases or pays a dividend on the 2009 Preference Stock or any class of capital stock. The number of units of ordinary stock that the Bank would be required to issue in the event of non-payment of a cash dividend is calculated by dividing the amount of the unpaid dividend by the Thirty Day Average Price.

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

The 2009 Preference Stock is transferable in minimum lots of 50,000 units. If transferred to a person who is not a Government Entity, it will cease to carry any voting rights or the right to appoint Directors to the Court referred to below.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

47    CAPITAL STOCK (Continued)

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

As the holder of the units of 2009 Preference Stock the NPRFC currently has the right to directly appoint 25% of the Directors of the Bank (such 25% to include any Directors already appointed by the Minister for Finance pursuant to the Credit Institutions (Financial Support) Scheme (CIFS), being a provision that survives the expiry of the CIFS Guarantee Scheme as continued under the terms of the ELG scheme) where the total number of Directors is 15 or less, or four Directors where the total number of Directors is 16, 17 or 18. The tabling of any Capital Stock Resolution at a General Court of the Bank requires the prior approval in writing of the Minister for Finance. These rights apply in full for so long as the NPRFC or any Government preference stockholder holds any units of 2009 Preference Stock and they are not reduced in line with any reduction in the number of units of 2009 Preference Stock held.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

47    CAPITAL STOCK (Continued)

The maximum award permitted under the scheme is 6% of a participant's salary. There have been no awards to employees under the employee stock issue scheme since 2008.

(b)   Sharesave Scheme (SAYE Scheme)

The last offer under the Group's SAYE scheme was in 2007. No new options have been created since that offer. As at 31 December 2012, there were no outstanding options under the scheme.

Under this scheme, which has an Irish and UK version in order to conform with the relevant revenue legislation in both jurisdictions, all employees in Ireland and the UK were eligible to participate provided that they were employed by the Group on the invitation to participate date and they were still in the employ of the Group on the date that the options were granted.

Grant Dates		SAYE 2007
Option Price	ROI	€4.39
	UK	€4.68
Discount	ROI	25%
	UK	20%

The difference between Irish and UK option prices reflects the maximum discounts permitted under Revenue Commissioners and HM Revenue & Customs rules respectively.

	RoI	UK
2012	2007 3yr	2007 3yr	Total
Outstanding at beginning of year	4,210	2,502	6,712
Lapsed	(4,210)	(2,502)	(6,712)

Outstanding at end of year(1)	—	—	—

Weighted average exercise price at beginning of year and on expired options(2)	€4.39	€4.68	€4.50

(1)
No options were either granted or exercised in the year ended 31 December 2012 or in the year ended 31 December 2011.

(2)
These figures represent the option price adjusted for the 2010 Rights Issue.

(c)   Executive Stock Option Scheme (ESOS)

The last grant of options under this Scheme were made in 2008. Options granted in 2006, 2007 and 2008 lapsed as the performance conditions were not achieved. The performance conditions for options granted in 1996 up to and including 2005 were satisfied. Options may not be transferred or assigned and may be exercised only between the third and tenth anniversaries of their grant. No options were either granted or exercised in the year ended 31 December 2012 or in the year ended 31 December 2011.

Under this Scheme, which was approved by stockholders, key executives may be granted options to subscribe for units of ordinary stock at the discretion of the Remuneration Committee. Under this scheme, the total value of options granted in a year may not exceed 100% of an executive's annual salary at the time

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

47    CAPITAL STOCK (Continued)

of the award. The subscription price per unit of stock shall not be less than the market value of the stock at the date of grant.

	31 December 2012		31 December 2011
	Number of options	Weighted average exercise price (€)	Number of options	Weighted average exercise price (€)
Outstanding at beginning of year	3,113,513	€11.59	6,430,195	€9.75
Expired during year	(427,000)	€12.46	(3,316,682)	€8.02
Outstanding at end of year	2,686,513	€11.45	3,113,513	€11.59
Exercisable at end of year	2,686,513	€11.45	3,113,513	€11.59

The options above are before the Group's 2010 and 2011 Rights Issues. The Group Remuneration Committee exercised its discretion not to make any technical adjustments to these grants.

Exercise Price Range (€)	Number of options
10.54 – 10.77	1,811,499
11.05 – 13.68	875,014

Total	2,686,513

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

Under this Plan key senior executives may receive a conditional award of a number of units of ordinary stock. The maximum award for executive Directors and Group Executive Committee members, cannot exceed 100% (150% for the Group CEO) of their annual salary at the time of the award.

The performance conditions for awards in 2006, 2007 and 2008 were not met and subsequently all conditional awards lapsed. There have been no further awards under the Group LTIP since 2008.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

47    CAPITAL STOCK (Continued)

Under the LTPSP, a minimum of 80% of the vested stock must be retained for two years from maturity of award. After the two year retention period, an additional award of 20% is made. If the award is retained for an additional five years, a further award of 30% is made.

	31 December 2012		31 December 2011
	Number of conditional units	Weighted average grant price (€)	Number of conditional units	Weighted average grant price (€)
Outstanding at beginning of year	11,319	12.73	1,101,353	5.93
Vested during year	—	—	—	—
Expired during year	(11,319)	—	(1,090,034)	5.86
Outstanding at end of year	—	—	11,319	12.73

The above units are before the Group's 2010 and 2011 Rights Issues. The Group Remuneration Committee exercised its discretion not to make any technical adjustments to these grants.

The 30% matching award due under the 2002 LTPSP was waived by all participants.

(e)   Limitations on Employee Stock Issue and Stock Option Schemes

All of the above stock issue and stock option schemes are subject to a range of flow rate controls approved by the stockholders and which conform to current institutional investor guidelines.

48    STOCK PREMIUM ACCOUNT

	31 December 2012 €m	31 December 2011 €m
Stock premium account
Balance at the beginning of the year	5,127	3,926
Reduction in stock premium transferred to retained earnings	(3,920)	(16)
Transaction costs, net of tax	3	(114)
Premium on issue of ordinary stock (note 49)	—	1,331

Balance at the end of the year	1,210	5,127

On 15 November 2012, the Irish High Court approved the application by the Bank for a reduction in the Stock premium account of €3,920 million. As a result, this amount has been transferred to retained earnings.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

49    2011 CAPITAL STRESS TEST AND ASSOCIATED RECAPITALISATION

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

The following table summarises the 31 December 2011 balance sheet impact of the 2011 recapitalisation of the Bank.

	Income statement/ retained earnings €m	Ordinary stock €m	Stock premium €m	Other reserves €m	Total €m
Liability management exercises
Gain arising on the liability management exercises(1) (note 8)	1,804	—	—	—	1,804
Issue of ordinary stock	—	288	377	—	665
Repurchase of US$150 million Floating Rate Note(2)	40	—	—	(58)	(18)

Impact of liability management exercises	1,844	288	377	(58)	2,451

Rights issue	—	954	954	—	1,908

	1,844	1,242	1,331	(58)	4,359

Transaction costs
Liability management exercises
—Recognised in the income statement(1)	(32)	—	—	—	(32)
—Transferred from retained earnings to stock premium	16	—	(16)	—	—
Rights issue	—	—	(114)	—	(114)
Taxation	(45)	—	—	—	(45)

2011 recapitalisation of the Bank, net of transaction costs and taxation	1,783	1,242	1,201	(58)	4,168

(1)
Recognised in the income statement during the year ended 31 December 2011.

(2)
The US$150 million Floating Rate Note was previously classified as equity within other reserves. On the repurchase of this note, the difference between the fair value of the consideration and the carrying value of the note is shown as a credit in retained earnings.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

49    2011 CAPITAL STRESS TEST AND ASSOCIATED RECAPITALISATION (Continued)

(i)    Liability management exercises

During 2011, the Group undertook a number of liability management exercises which generated €2,451 million of additional equity capital.

In June 2011, the Group invited certain subordinated bondholders to exchange their bonds for cash or units of ordinary stock. This resulted in subordinated bonds, with a nominal value of €1,924 million, being tendered in exchange for 5,755,203,190 units of ordinary stock at a price of €0.1156 per unit and €13 million of cash. In addition, the Group was granted the right to insert a call option (which it subsequently exercised), to compulsorily acquire certain subordinated bonds with a nominal value of €101 million for cash at 0.001% of their nominal value.

In September 2011 and December 2011, the Group announced that it had repurchased certain subordinated bonds with a nominal value of €205 million. In December 2011, the Group announced that it had repurchased certain Residential mortgage-backed securities with a total nominal value of €1,148 million issued by Kildare Securities Limited and Brunel Residential Mortgage Securitisation No.1 plc (Brunel). Further details are set out in note 60.

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

•
1,432,343,038 units of ordinary stock (representing 7.5% of the stock issued) were placed in the rump issue; and

•
in accordance with the transaction agreement with the State, the State subscribed for the remaining 6,283,859,561 units of ordinary stock (representing 33% of the stock issued).

Following the completion of the Rights Issue, the State sold 10,510,960,763 units of ordinary stock to a group of institutional investors comprising Fairfax Financial Holdings, WL Ross, Capital Research (part of The Capital Group), Fidelity Investments and Kennedy Wilson. The institutional investors all manage their stockholdings independently. The sale completed on 17 October 2011, following which the State's stockholding in the Bank represents 15.13% of the issued ordinary stock. In consideration of the institutional investors entering into the Stock Purchase Agreements, the Group agreed to pay each of the institutional investors a fee of 0.5% of the price paid by each institutional investor pursuant to the Stock Purchase Agreements (plus VAT, to the extent applicable). In addition, the Group agreed to reimburse the vouched costs and expenses of the institutional investors in connection with the investment which amounted to €2.7 million in aggregate.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

49    2011 CAPITAL STRESS TEST AND ASSOCIATED RECAPITALISATION (Continued)

(iii) Contingent Capital Note

During the year ended 31 December 2011, the Group issued a Contingent Capital Note to the State to satisfy the requirements of the 2011 PCAR. The note has a term of five years and an annual coupon of 10%, which could be increased to a market rate subject to a maximum coupon of 18% if the State sold the note to a third party. On 9 January 2013, the State sold its entire holding of the note to a diverse group of international institutional investors, thereby fixing all future cash coupon payments on the notes at 10% per annum. The Group recognised a gain of €79 million in interest expense (note 3) during the year ended 31 December 2012, reflecting the decrease in the carrying value of the note as a result of a fall in the expected future coupon payments. Further details are set out in note 41.

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

•
Warrant Cancellation: The warrants held by the NPRFC were cancelled in return for the payment of €491 million in cash by the Bank to the NPRFC. The cancellation of the warrants had no impact on capital stock but the impact was to reduce other reserves by €110 million and stock premium by €381 million as shown in the consolidated statement of changes in equity (see pages 192 and 194).

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

(1)
Paid in units of €0.64 cents prior to renominalisation of share capital.

(2)
Settled through the conversion of 2009 Preference Stock into units of ordinary stock.

(3)
Issue of new shares for cash.

(4)
Issue of ordinary stock in exchange for debt instruments.

51    LIQUIDITY RISK

The tables below summarise the maturity profile of the Group's financial liabilities (excluding those arising from insurance and investment contracts in Bank of Ireland Life) at 31 December 2012 and 31 December 2011 based on contractual undiscounted repayment obligations. The Group does not manage liquidity risk on the basis of contractual maturity. Instead the Group manages liquidity risk based on expected cash flows.

Unit linked investment liabilities and unit linked insurance liabilities with a carrying value of €5,256 million and €7,988 million respectively (31 December 2011: €4,954 million and €7,037 million respectively) are excluded from this analysis as their repayment is linked directly to the financial assets backing these contracts.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

51    LIQUIDITY RISK (Continued)

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

As at 31 December 2012 Contractual maturity	Demand €m	Up to 3 months €m	3-12 months €m	1-5 years €m	Over 5 years €m	Total €m
Deposits from banks	468	3,520	515	2,844	—	7,347
Drawings from Monetary Authorities (gross)	—	20	62	12,411	—	12,493
Drawings from Monetary Authorities (gross) IBRC	—	3,060	—	—	—	3,060
Customer accounts	46,979	20,512	5,329	2,658	134	75,612
Debt securities in issue	—	656	4,872	8,430	4,248	18,206
Subordinated liabilities	—	22	138	1,598	780	2,538
Contingent liabilities	1,100	—	—	—	—	1,100
Commitments	13,377	—	—	3,202	—	16,579

Total	61,924	27,790	10,916	31,143	5,162	136,935

As at 31 December 2011 Contractual maturity	Demand €m	Up to 3 months €m	3-12 months €m	1-5 years €m	Over 5 years €m	Total €m
Deposits from banks	115	4,091	935	3,845	230	9,216
Drawings from Monetary Authorities (gross)	430	14,657	—	7,705	—	22,792
Customer accounts	48,368	18,378	2,402	1,444	224	70,816
Debt securities in issue	—	2,216	1,138	13,390	5,358	22,102
Subordinated liabilities	—	24	113	1,641	386	2,164
Contingent liabilities	1,242	—	—	—	—	1,242
Commitments	14,295	—	—	5,217	—	19,512

Total	64,450	39,366	4,588	33,242	6,198	147,844

As set out in note 23, derivatives held for trading comprise derivatives entered into with trading intent as well as derivatives entered with economic hedging intent to which the Group does not apply hedge accounting. Derivatives held with hedging intent also include all derivatives to which the Group applies hedge accounting.

The tables below summarises the maturity profile of the Group's derivative liabilities. The Group manages liquidity risk based on expected cash flows, therefore the undiscounted cash flows payable on derivatives liabilities held with hedging intent are classified according to their contractual maturity, while derivatives held with trading intent have been included at fair value in the 'demand' time bucket.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

51    LIQUIDITY RISK (Continued)

As at 31 December 2012 Derivative financial instruments	Demand €m	Up to 3 months €m	3-12 months €m	1-5 years €m	Over 5 years €m	Total €m
Derivatives held with hedging intent
Gross settled derivative liabilities—outflows	—	3,530	1,493	6,180	530	11,733
Gross settled derivative liabilities—inflows	—	(3,453)	(1,340)	(5,904)	(525)	(11,222)

Gross settled derivative liabilities—net flows	—	77	153	276	5	511
Net settled derivative liabilities	—	175	713	1,873	381	3,142

Total derivatives held with hedging intent	—	252	866	2,149	386	3,653
Derivative liabilities held with trading intent	1,508	—	—	—	—	1,508

Total derivative cash flows	1,508	252	866	2,149	386	5,161

As at 31 December 2011 Derivative financial instruments	Demand €m	Up to 3 months €m	3-12 months €m	1-5 years €m	Over 5 years €m	Total €m
Derivatives held with hedging intent
Gross settled derivative liabilities—outflows	—	3,114	8,511	6,530	1,027	19,182
Gross settled derivative liabilities—inflows	—	(3,057)	(8,135)	(6,060)	(748)	(18,000)

Gross settled derivative liabilities—net flows	—	57	376	470	279	1,182
Net settled derivative liabilities	—	179	713	1,947	336	3,175

Total derivatives held with hedging intent	—	236	1,089	2,417	615	4,357
Derivative liabilities held with trading intent	1,970	—	—	—	—	1,970

Total derivative cash flows	1,970	236	1,089	2,417	615	6,327

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    MEASUREMENT BASIS OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The table below analyses the carrying amounts of the financial assets and financial liabilities by accounting treatment and by balance sheet heading.

	At fair value through profit or loss
				At fair value through Other Comprehensive income (OCI)
	Derivatives designated as fair value hedging instruments €m					Loans and advances held at amortised cost €m
31 December 2012		Held for trading €m	Designated upon initial recognition €m	Available for sale €m	Cash flow hedge derivatives €m		Insurance contracts €m	Total €m
Financial assets
Cash and balances at central banks	—	—	—	—	—	8,472	—	8,472
Items in the course of collection from other banks	—	—	—	—	—	448	—	448
Trading securities	—	143	—	—	—	—	—	143
Derivative financial instruments	656	3,550	—	—	1,641	—	—	5,847
Other financial assets at fair value through profit or loss	—	—	9,460	—	—	—	—	9,460
Loans and advances to banks	—	—	—	—	—	9,506	—	9,506
Available for sale financial assets	—	—	—	11,093	—	—	—	11,093
NAMA senior bonds	—	—	—	—	—	4,428	—	4,428
Loans and advances to customers	—	—	—	—	—	92,621	—	92,621
Interest in associates	—	—	39	—	—	—	—	39

Total financial assets	656	3,693	9,499	11,093	1,641	115,475	—	142,057

Financial liabilities
Deposits from banks	—	—	216	—	—	21,056	—	21,272
Customer accounts	—	—	1,910	—	—	73,260	—	75,170
Items in the course of transmission to other banks	—	—	—	—	—	268	—	268
Derivative financial instruments	585	3,185	—	—	1,504	—	—	5,274
Debt securities in issue	—	—	521	—	—	17,552	—	18,073
Liabilities to customers under investment contracts	—	—	5,256	—	—	—	—	5,256
Insurance contract liabilities	—	—	—	—	—	—	7,988	7,988
Subordinated liabilities	—	—	64	—	—	1,643	—	1,707
Other short positions	—	76	—	—	—	—	—	76

Total financial liabilities	585	3,261	7,967	—	1,504	113,779	7,988	135,084

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    MEASUREMENT BASIS OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

	At fair value through profit or loss
				At fair value through Other Comprehensive income (OCI)
	Derivatives designated as fair value hedging instruments €m					Loans and advances held at amortised cost €m
31 December 2011		Held for trading €m	Designated upon initial recognition €m	Available for sale €m	Cash flow hedge derivatives €m		Insurance contracts €m	Total €m
Financial assets
Cash and balances at central banks	—	—	—	—	—	8,181	—	8,181
Items in the course of collection from other banks	—	—	—	—	—	443	—	443
Trading securities	—	6	—	—	—	—	—	6
Derivative financial instruments	765	4,158	—	—	1,439	—	—	6,362
Other financial assets at fair value through profit or loss	—	—	8,914	—	—	—	—	8,914
Loans and advances to banks	—	—	—	—	—	8,059	—	8,059
Available for sale financial assets	—	—	—	10,262	—	—	—	10,262
NAMA senior bonds	—	—	—	—	—	5,016	—	5,016
Loans and advances to customers	—	—	—	—	—	99,314	—	99,314
Other assets classified as held for sale	—	—	—	—	—	2,446	—	2,446
Interest in associates	—	—	31	—	—	—	—	31

Total financial assets	765	4,164	8,945	10,262	1,439	123,459	—	149,034

Financial liabilities
Deposits from banks	—	—	132	—	—	31,402	—	31,534
Customer accounts	—	—	1,785	—	—	68,721	—	70,506
Items in the course of transmission to other banks	—	—	—	—	—	271	—	271
Derivative financial instruments	538	3,835	—	—	1,645	—	—	6,018
Debt securities in issue	—	—	457	—	—	18,667	—	19,124
Liabilities to customers under investment contracts	—	—	4,954	—	—	—	—	4,954
Insurance contract liabilities	—	—	—	—	—	—	7,037	7,037
Subordinated liabilities	—	—	27	—	—	1,399	—	1,426
Other short positions	—	4	—	—	—	—	—	4

Total financial liabilities	538	3,839	7,355	—	1,645	120,460	7,037	140,874

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    MEASUREMENT BASIS OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

The fair value and contractual amount due on maturity of financial liabilities designated at fair value upon initial recognition are shown in the table below.

	31 December 2012		31 December 2011
	Fair values €m	Contractual amount due on maturity €m	Fair values €m	Contractual amount due on maturity €m
Deposits from banks	216	216	132	132
Customer accounts	1,910	1,967	1,785	1,997
Liabilities to customers under investment contracts	5,256	5,256	4,954	4,954
Debt securities in issue	521	613	457	662
Subordinated liabilities	64	75	27	75

Financial liabilities designated at fair value through profit or loss	7,967	8,127	7,355	7,820

For financial assets and financial liabilities which are recognised and subsequently measured at fair value through profit or loss or through other comprehensive income, a description of the methods and assumptions used to calculate those fair values is set out in note 53.

53    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The Group's accounting policy on valuation of financial instruments is set out on page 209, while page 229 gives details on the critical accounting estimates and judgements made by management in relation to the fair value of financial instruments. The fair value of a financial instrument is defined as the amount for which an asset could be exchanged, or a liability settled, in an arm's length transaction between knowledgeable willing parties.

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

The concept of fair value assumes realisation of financial instruments by way of a sale. However, in many cases, particularly in respect of loans and advances to customers, the Group intends to realise assets through collection over time. As such, the fair values calculated do not represent the value of the Group as a going concern at 31 December 2012 or 31 December 2011.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

53    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

(a)   Financial assets and financial liabilities recognised and subsequently measured at fair value

All financial instruments are initially recognised at fair value. The Group subsequently measures trading securities, other financial assets and financial liabilities designated at fair value through profit or loss, derivatives and available for sale financial assets at fair value in the balance sheet. These instruments are shown as either at fair value through profit or loss (FVTPL) or at fair value through Other Comprehensive Income (OCI) in note 52 on the measurement basis of financial assets and financial liabilities. A description of the methods and assumptions used to calculate fair values of these assets and liabilities is set out below.

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

The equity conversion feature of the contingent capital note issued is considered to be an embedded derivative requiring separation, with changes in its fair value recognised in profit or loss. The derivative is valued using a discounted cash flow model in which the principal input is the yield differential, or spread, between the Contingent Capital note and the yield on similar notes without the conversion feature. This spread is not considered to be observable. A 0.50% increase/(decrease) in this spread at 31 December 2012 would result in an increase of €16 million/(decrease of €16 million) in the fair value of the derivative, with a corresponding impact on the income statement. The host instrument is measured at amortised cost.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

53    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

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

A small number of assets have been valued using vendor prices, which are not considered to represent observable market data. The effect of using reasonably possible alternative assumptions would be to decrease their fair value by up to €8 million or to increase their fair value by up to €20 million, with a corresponding impact on the statement of comprehensive income.

NAMA subordinated debt does not trade in an active market for which observable market data is available. Its fair value has been estimated using a discounted cash flow valuation technique incorporating observable yields on bonds trading in active markets. A 0.5% increase/(decrease) in the discount rate used to value the debt would result in a decrease of €4 million/(increase of €4 million) in its fair value, with a corresponding impact on other comprehensive income.

Debt securities in issue and subordinated liabilities

These instruments comprise debt securities in issue and subordinated liabilities with a fair value of €585 million (31 December 2011: €484 million) which are measured at fair value through profit or loss, the fair value of which is based on valuation techniques incorporating significant unobservable market data. The significant unobservable input is the Group's credit spread, the estimation of which is judgemental in current market circumstances. The Group estimates this spread by reference to recent transactions in the same instrument or in similar instruments issued by the Group. In addition the Group considers the credit spread applicable to Irish Government bonds. A 1% increase/(decrease) in the estimated credit spread at 31 December 2012 would result in a decrease of €38 million/(increase of €38 million) in the fair value of the liabilities, with a corresponding impact on the income statement.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

53    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

impact as these customer accounts are hedged with offsetting derivatives (see above), leaving the Group with no net valuation risk due to those non-observable inputs.

Liabilities to customers under insurance and investment contracts

The accounting policy for these instruments is set out on page 221. In accordance with the accounting policy, the fair value of liabilities to customers under both insurance and investment unit linked contracts is contractually linked to the fair value of the financial assets within the policyholders' unit linked funds. The value of the unit linked financial liabilities is determined using current unit prices multiplied by the number of units attributed to the contract holders at the balance sheet date. Their value is never less than the amount payable on surrender, discounted for the required notice period where applicable.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

53    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

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

(c)   Fair value hierarchy

The table below shows the Group's financial assets and liabilities that are recognised and subsequently measured at fair value, together with their classification within a three-level fair value hierarchy.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

53    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

31 December 2012	Level 1 €m	Level 2 €m	Level 3 €m	Total €m
Financial assets held at fair value
Trading securities	143	—	—	143
Derivative financial instruments	1	5,338	508	5,847
Other financial assets at FVTPL	8,753	691	16	9,460
AFS financial assets	10,430	441	222	11,093
Interest in associates	—	—	39	39

	19,327	6,470	785	26,582

As a % of financial assets at fair value	72.7%	24.3%	3.0%	100%

Financial liabilities held at fair value
Deposits from banks	—	216	—	216
Customer accounts	—	1,898	12	1,910
Derivative financial instruments	—	5,227	47	5,274
Liabilities to customers under investment contracts	—	5,256	—	5,256
Insurance contract liabilities	—	7,988	—	7,988
Debt securities in issue	—	—	521	521
Subordinated liabilities	—	—	64	64
Other short positions	76	—	—	76

	76	20,585	644	21,305

As a % of fair value liabilities	0.4%	96.6%	3.0%	100%

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

53    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

31 December 2011	Level 1 €m	Level 2 €m	Level 3 €m	Total €m
Financial assets held at fair value
Trading securities	6	—	—	6
Derivative financial instruments	—	5,831	531	6,362
Other financial assets at FVTPL	8,270	627	17	8,914
AFS financial assets	9,442	646	174	10,262
Interest in associates	—	—	31	31

	17,718	7,104	753	25,575

As a % of fair value assets	69.3%	27.8%	2.9%	100%

Financial liabilities held at fair value
Deposits from banks	—	132	—	132
Customer accounts	—	1,774	11	1,785
Derivative financial instruments	—	5,968	50	6,018
Liabilities to customers under investment contracts	—	4,954	—	4,954
Insurance contract liabilities	—	7,037	—	7,037
Debt securities in issue	—	—	457	457
Other short positions	4	—	—	4
Subordinated liabilities	—	—	27	27

	4	19,865	545	20,414

As a % of fair value liabilities	—	97.3%	2.7%	100%

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

53    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

Movements in level 3 assets

31 December 2012	Other financial assets at FVTPL €m	Derivative financial instruments €m	Available for sale financial assets €m	Interest in associates €m	Total €m
Opening Balance	17	531	174	31	753
Exchange Adjustment	—	7	—	—	7
Total gains or losses in:
Profit or loss
—Net trading expense	—	(6)	—	—	(6)
—Other income	—	—	16	—	16
—Impairment charges	(1)	—	—	—	(1)
—Share of results of associates	—	—	—	(2)	(2)
Other comprehensive income	—	—	(12)	—	(12)
Additions	—	34	49	11	94
Disposals	—	—	(6)	(1)	(7)
Redemptions	—	(37)	—	—	(37)
Transfers out of level 3
—from level 3 to level 2	—	(78)	—	—	(78)
Transfers into level 3
—from level 2 to level 3	—	58	—	—	58

Closing balance	16	509	221	39	785

Total gains for the year included in profit or loss for assets held in level 3 at the end of the reporting year	—	168	—	—	168
Other transfers
—from level 1 to level 2	—	—	—	—	—
—from level 2 to level 1	—	—	—	—	—

The transfer from level 3 to level 2 arose as a result of the availability of observable market prices at 31 December 2012 which were unavailable at 31 December 2011 or as a result of unobservable inputs becoming less significant to the fair value measurement of these assets.

The transfer from level 2 to level 3 arose as a result of the unobservable inputs becoming significant to the fair value measurement of these assets.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

53    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

Movements in level 3 assets

31 December 2011	Other financial assets at FVTPL €m	Derivative financial instruments €m	Derivatives held for sale to NAMA €m	Available for sale financial assets €m	Interest in associates €m	Total €m
Opening Balance	17	32	7	200	26	282
Total gains or losses in:
Profit or loss
—Net trading expense	—	12	—	—	—	12
—Other income	—	—	—	14	—	14
—Impairment charges	—	—	—	(16)	—	(16)
Other comprehensive income	—	—	—	3	—	3
Additions	—	91	—	26	5	122
Disposals	—	—	(7)	(40)	—	(47)
Redemptions	—	—	—	(4)	—	(4)
Transfers out of level 3
—from level 3 to level 2	—	(6)	—	(16)	—	(22)
Transfers into level 3
—from level 2 to level 3	—	402	—	7	—	409

Closing balance	17	531	—	174	31	753

Total gains for the year included in profit or loss for assets held in level 3 at the end of the reporting year	—	280	—	—	—	280
Other transfers
—from level 1 to level 2	—	—	—	19	—	19
—from level 2 to level 1	—	—	—	—	—	—

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

53    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

Movements in level 3 liabilities

31 December 2012	Customer accounts €m	Derivative financial instruments €m	Debt securities in issue €m	Subordinated liabilities €m	Total €m
Opening Balance	11	50	457	27	545
Exchange adjustments	—	—	—	1	1
Total gains or losses in:
Profit or loss
—Net trading expense	1	—	90	36	127
—Other income	—	—	—	—	—
Other Comprehensive income	—	—	—	—	—
Additions	—	7	—	—	7
Disposals	—	—	—	—	—
Redemptions and maturities	—	(12)	(26)	—	(38)
Transfers out of level 3
—from level 3 to level 2	—	(2)	—	—	(2)
Transfers into level 3
—from level 2 to level 3	—	4	—	—	4

Closing balance	12	47	521	64	644

Total gains/(losses) for the year included in profit or loss for liabilities held at the end of the reporting year	(1)	5	(105)	—	(101)

The transfer from level 3 to level 2 arose as a result of an ability to obtain observable market prices at 31 December 2012 which were unavailable at 31 December 2011. The transfer from level 2 to level 3 arose as a result of the unobservable inputs becoming significant to their fair value measurement.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

53    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

Movements in level 3 liabilities

31 December 2011	Customer accounts €m	Derivative financial instruments €m	Debt securities in issue €m	Subordinated liabilities €m	Total €m
Opening Balance	42	27	545	83	697
Exchange adjustments	—	—	(3)	—	(3)
Total gains or losses in:
Profit or loss
—Net trading expense	—	(4)	(3)	(10)	(17)
—Other income	—	—	—	(2)	(2)
Other Comprehensive income	—	—	—	—	—
Additions	—	10	—	—	10
Disposals	—	—	—	—	—
Redemptions and maturities	—	(4)	(82)	(44)	(130)
Transfers out of level 3
—from level 3 to level 2	(35)	—	—	—	(35)
Transfers into level 3
—from level 2 to level 3	4	21	—	—	25

Closing balance	11	50	457	27	545

Total gains/(losses) for the year included in profit or loss for liabilities held at the end of the reporting year	5	(31)	(40)	—	(66)

The transfer from level 3 to level 2 arose as a result of an ability to obtain observable market prices at 31 December 2011 which were unavailable at 31 December 2010. The transfer from level 2 to level 3 arose as a result of the unobservable inputs becoming significant to their fair value measurement.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

53    FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

The carrying amount and the fair value of the Group's financial assets and financial liabilities as at 31 December 2012 and 31 December 2011 are set out in the table below.

	31 December 2012		31 December 2011
	Carrying amount €m	Fair values €m	Carrying amount €m		Fair values €m
Financial instruments held for trading
Debt securities(1)	143	143	6		6
Derivative financial instruments—trading
Foreign exchange contracts(1)	32	32	(89)		(89)
Interest rate contracts(1)	144	144	281		281
Equity and commodity contracts(1)	188	188	131		131
Non-trading financial instruments
Assets
Cash and balances at central banks(1)	8,472	8,472	8,181		8,181
Items in course of collection from other banks(1)	448	448	443		443
Loans and advances to banks(1)	9,506	9,506	8,059		7,993
Loans and advances to customers	92,621	80,440	101,747	(2)	86,653	(2)
Available for sale financial assets(1)	11,093	11,093	10,262		10,262
NAMA senior bonds	4,428	4,467	5,016		5,055
Other financial assets at fair value through profit or loss(1)	9,460	9,460	8,914		8,914
Liabilities
Deposits from banks	21,272	21,314	31,534		31,574
Customer accounts	75,170	75,425	70,506		70,495
Items in the course of transmission to other banks(1)	268	268	271		271
Debt securities in issue	18,073	17,513	19,124		15,989
Liabilities to customers under investment contracts(1)	5,256	5,256	4,954		4,954
Insurance contract liabilities(1)	7,988	7,988	7,037		7,037
Subordinated liabilities	1,707	1,677	1,426		1,142
Derivative financial instruments—hedging
Interest rate contracts and foreign exchange contracts(1)	207	207	21		21

(1)
The fair value of these financial instruments is equal to the carrying value. These instruments are either carried at market value or have minimal credit losses and are either short term in nature or repriced frequently.

(2)
Includes assets classified as held for sale. There were no assets classified as held for sale at 31 December 2012.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

54    CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances:

	31 December 2012 €m	31 December 2011 €m
Cash and balances at central banks	8,472	8,181
Loans and advances to banks (with an original maturity of less than 3 months)	5,860	7,591

Cash and cash equivalents	14,332	15,772

Cash and balances at central banks is made up as follows:

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Cash and balances at central banks
United Kingdom (Bank of England)	8,002	7,624
United States (Federal Reserve)	128	194
Other (cash holdings)	342	363

Total	8,472	8,181

55    PROFIT OR LOSS OF THE PARENT COMPANY

The parent company of the Group is the Governor and Company of the Bank of Ireland (the Bank). In accordance with Section 148(8) of the Companies Act, 1963 and Section 7(1A) of the Companies (Amendment) Act, 1986, the Bank is availing of the exemption of presenting its individual income statement to the Annual General Court and from filing it with the Registrar of Companies. The Bank's loss after tax for the year ended 31 December 2012 determined in accordance with IFRS is €1,301 million (31 December 2011: profit after tax of €375 million).

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

56    RELATED PARTY TRANSACTIONS

A number of banking transactions are entered into between the Bank and its subsidiaries in the normal course of business. These include loans, deposits and foreign currency transactions. The amounts outstanding at the year end date are set out in notes 28 and 38.

(a)   Associates and joint ventures

The Group provides to and receives from its associates and joint ventures certain banking and financial services, which are not material to the Group, on similar terms to third party transactions. These include loans, deposits and foreign currency transactions. The amounts outstanding at the year end date are set out in notes 28 and 38.

Where appropriate under tax rules, the Group claims from or surrenders tax losses to its associates and joint ventures. In these cases, payments, equal to the value of the losses claimed or surrendered, are made to or received from the associates or joint ventures concerned.

(b)   Pension funds

The Group provides a range of normal banking and financial services, which are not material to the Group, to various pension funds operated by the Group for the benefit of its employees (principally to the Bank of Ireland Staff Pensions Fund (BSPF)), which are conducted on similar terms to third party transactions. Details on the Group's contributions to the pension funds are set out in note 45.

The Group occupies a number of premises owned by the Group's pension schemes. The total value of these properties at 31 December 2012 is €24 million (31 December 2011: €24 million). The total rental income paid to the Group's pension schemes during the year ended 31 December 2012 was €2.1 million (year ended 31 December 2011: €2.1 million; year ended 31 December 2010: €2.1 million).

The Group's pension schemes assets included Bank of Ireland stock amounting to €3 million at 31 December 2012 (31 December 2011: €2 million).

During the year ended December 2012, no fees were paid to the Group by the BSPF for services carried out by the Group relating to the administration of the pension schemes (year ended 31 December 2011: €1.4 million; year ended 31 December 2010: €5.1 million). The fees were principally in relation to services carried out by the Group relating to the administration of the pension schemes. In the year ended 31 December 2010, the fees also included amounts paid to BIAM and BoISS in relation to the services described above.

(c)   Transactions with the State

The State, through both the Group's participation in the ELG scheme and the investment by the NPRFC in the 2009 Preference stock of the Bank, is a related party of the Group.

Details of individually or collectively significant transactions with the State and entities under its control or joint control are set out in note 57.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

56    RELATED PARTY TRANSACTIONS (Continued)

(d)   Transactions with Directors and Key Management Personnel

(i)    Loans to Directors

The following information is presented in accordance with the Companies Act 1990, as amended. For the purposes of the Companies Acts disclosures, Directors means the Court of Directors and any past Directors who were Directors during the relevant period.

Directors' emoluments are set out in the Remuneration Report on pages 178 to 184.

Where no amount is shown in the tables below, this indicates either a credit balance, a balance of nil, or a balance of less than €500.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

56    RELATED PARTY TRANSACTIONS (Continued)

Companies Acts disclosure

Loans	Balance as at 1 January 2012(1) €'000	Balance as at 31 December 2012(1) €'000	Aggregate maximum amount outstanding during the year ended 31 December 2012(2) €'000
Directors at 31 December 2012
R Boucher
Mortgage total	176	145	176
Other loans total(3)	660	609	660
Credit card total	2	4	12

Total	838	758	848

T Considine
Credit card total	3	1	4

Total	3	1	4

A Keating
Credit card total(4)	1	1	7

Total	1	1	7

P Kennedy
Mortgages total	5,046	4,761	5,046
Credit card total	16	8	20
Current account total	—	—	—

Total	5,062	4,769	5,066

P Mulvihill
Credit card total	—	—	—

Total	—	—	—

J Walsh
Credit card total	2	1	3
Current account total	8	—	8

Total	10	1	11

(1)
Balance includes principal and interest.

(2)
These figures include credit card exposures at the maximum statement balance. While the closing balance includes interest accrued and interest paid, the maximum balance includes interest paid.

(3)
Foreign currency amounts are converted into euro using exchange rates at 31 December 2012, 31 December 2011 and the average exchange rate for the year as appropriate.

(4)
On terms similar to those available to staff generally.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

56    RELATED PARTY TRANSACTIONS (Continued)

Companies Acts disclosure

Loans	Balance as at 1 January 2012(1) €'000	Balance as at 31 December 2012(1) €'000	Aggregate maximum amount outstanding during the year ended 31 December 2012(2) €'000
Directors no longer in office at 31 December 2012
J Kennedy (retired 24 April 2012)
Mortgages total	651	651	651
Other loans total	—	70	70
Credit card total	3	—	3
Current account total	—	—	2

Total	654	721	726

P Molloy (retired 29 June 2012)
Credit card total	10	9	10

Total	10	9	10

(1)
Balance includes principal and interest.

(2)
These figures include credit card exposures at the maximum statement balance. While the closing balance includes interest accrued and interest paid, the maximum balance includes interest paid.

K Atkinson, P Butler, P Haren, A Kane, P O'Sullivan, W L Ross Jr and P Watsa had no loans from the Group during the year ended 31 December 2012.

All Directors except T Considine and W L Ross Jr have other transactions with the Bank. The nature of these transactions includes investments, pension funds, deposits, general insurance, life assurance and current accounts with credit balances. The relevant balances on these accounts are included in the aggregate figure for deposits on page 342.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

56    RELATED PARTY TRANSACTIONS (Continued)

Companies Acts disclosure

Loans	Balance as at 1 January 2011(1) €'000	Balance as at 31 December 2011(1) €'000	Aggregate maximum amount outstanding during the year ended 31 December 2011(2) €'000
Directors at 31 December 2011
R Boucher
Mortgage total	206	176	206
Other loans total(3)	687	660	672
Credit card total	1	2	16

Total	894	838	894

T Considine
Credit card total	1	3	3

Total	1	3	3

J Kennedy
Mortgages total	776	651	776
Credit card total	—	3	3
Current account total	—	—	1

Total	776	654	780

P Kennedy
Mortgages total	5,078	5,046	5,078
Credit card total	3	16	16
Current account total	—	—	2

Total	5,081	5,062	5,096

P Molloy
Other loan total	127	—	127
Credit card total	15	10	15

Total	142	10	142

P Mulvihill
Credit card total	—	—	—
Current account total	—	—	—

Total	—	—	—

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

56    RELATED PARTY TRANSACTIONS (Continued)

	Balance as at 1 January 2011(1) €'000	Balance as at 31 December 2011(1) €'000	Aggregate maximum amount outstanding during the year ended 31 December 2011(2) €'000
J Walsh
Credit card total	1	2	4
Current account total	—	8	10

Total	1	10	14

Directors no longer in office at 31 December 2011
J O'Donovan (retired 31 December 2011)
Credit card total(4)	1	3	5
Current account total(4)	—	—	28

Total	1	3	33

D Crowley (retired 15 June 2011)
Mortgages total	496	542	575
Other loan total	10	—	10
Credit cards total(3,4)	15	16	20
Current accounts total(4)	—	—	1

Total	521	558	606

P Haran (retired 15 June 2011)
Mortgage total	105	89	105
Credit card total	—	1	6

Total	105	90	111

H A McSharry (retired 15 June 2011)
Mortgages total	92	—	92
Credit card total	1	6	6

Total	93	6	98

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

56    RELATED PARTY TRANSACTIONS (Continued)

(ii)   Loans to connected persons on favourable terms

2012	Balance as at 31 December 2012(1) €'000	Maximum amounts outstanding during the year ended 31 December 2012(2) €'000	Number of persons as at 31 December 2012	Maximum number of persons during the year ended 31 December 2012
Connected Persons(3) of the following Directors:
P Molloy	2	7	1	2

While the above arrangements are on favourable terms the terms are similar to those available to staff generally.

2011	Balance as at 31 December 2011(1) €'000	Maximum amounts outstanding during the year ended 31 December 2011(2) €'000	Number of persons as at 31 December 2011	Maximum number of persons during the year ended 31 December 2011
Connected Persons(3) of the following Directors:
D Crowley	5	5	1	1
P Molloy	2	7	1	2

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

56    RELATED PARTY TRANSACTIONS (Continued)

The following information is presented in accordance with this licence condition.

2012	Balance as at 31 December 2012(1) €'000	Maximum amounts outstanding during the year ended 31 December 2012(2) €'000	Number of persons as at 31 December 2012	Maximum number of persons during the year ended 31 December 2012
Connected persons(3) of the following Directors
Persons connected to P Butler	521	547	1	1
Persons connected to P Kennedy	2,001	2,064	1	1
Persons connected to P Molloy	606	624	1	1

2011	Balance as at 31 December 2011(1) €'000	Maximum amounts outstanding during the year ended 31 December 2011(2) €'000	Number of persons as at 31 December 2011	Maximum number of persons during the year ended 31 December 2011
Connected persons(3) of the following Directors
Persons connected to P Butler	548	573	1	1
Persons connected to P Kennedy	2,053	2,118	1	1
Persons connected to H A McSharry	236	264	1	1
Persons connected to P Molloy	1,258	2,386	2	2

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

(iv)  Key management personnel (KMP)—loans and deposits (IAS 24)

For the purposes of IAS 24: Related Party Disclosures, key management personnel (KMP) of 24 (31 December 2011: 21) comprise the Directors of the Court, the members of the Group Executive Committee (GEC), the Group Secretary and any past KMP who was a KMP during the relevant period. In addition to executive Directors, the GEC comprises the Chief Executive, Retail UK, the Head of Non-Core, the Chief Executive, Retail Ireland, the Chief Credit and Market Risk Officer, the Head of Group Manufacturing, the Group Chief Governance Risk Officer and the Head of Group HR. Key management personnel, including Directors, hold products with Group companies in the ordinary course of business.

Other than as indicated, all loans to non-executive Directors are made in the ordinary course of business on substantially the same terms including interest rates and collateral, as those prevailing at the time for similar transactions with other persons, and do not involve more than the normal risk of collectability.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

56    RELATED PARTY TRANSACTIONS (Continued)

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

The aggregate amounts outstanding, in respect of all loans, quasi-loans and credit transactions between the Bank and its key management personnel, as defined above, together with members of their close families and entities influenced by them are shown in the table below:

IAS 24 Disclosures

Key Management Personnel 2012	Balance as at 1 January 2012(1) €'000		Balance as at 31 December 2012(1) €'000	Maximum amounts outstanding during the year ended 31 December 2012(2) €'000	Total number of relevant KMP as at 1 January 2012	Total number of relevant KMP as at 31 December 2012
Loans(3)	8,159		30,625	32,141	17	17
Deposits(3)	11,015	(4)	9,814	43,180	19	21

Key Management Personnel 2011	Balance as at 1 January 2011(1) €'000	Balance as at 31 December 2011(1) €'000		Maximum amounts outstanding during the year ended 31 December 2011(2) €'000		Total number of relevant KMP as at 1 January 2011	Total number of relevant KMP as at 31 December 2011
Loans(3)	13,999	8,159		8,794		20	17
Deposits(3)	17,353	11,015	(4)	17,965	(4)	22	19

(1)
Balance includes principal and interest.

(2)
These figures include credit card exposures at the maximum statement balance. In all cases key management personnel have not exceeded their approved limits. The maximum approved credit limit on any credit card held by key management personnel is €30,000. The maximum amount outstanding was calculated using the maximum balance on each account. The highest maximum outstanding liability for any member of key management personnel, close family and entities influenced by them did not exceed €23 million during the year ended 31 December 2012 (31 December 2011: €5.1 million). In some cases with investment type products (i.e. funds based products, life assurance and other policies) the maximum balance amounts were not available, in which case the greater of the balance at the start of the year and the balance at the end of the year has been included as the maximum balance amount. While the closing balance includes interest accrued and interest paid, the maximum balance includes interest paid.

(3)
The opening balance includes balances and transactions with KMP who have retired during 2011 and are not therefore related parties during the current year. Therefore, these KMP's are not included in the maximum amounts outstanding.

(4)
The comparative restatement arises as a result of improvements to the Bank's procedures for identification of balances relating to persons or entities connected to KMPs.

Key management personnel have other protection products with the Bank. The nature of these products includes mortgage protection, life assurance and critical illness cover. It also includes general insurance products which are underwritten by a number of external insurance companies and for which the Bank acts as an intermediary only. None of these products has any encashment value at 31 December 2012 or 31 December 2011.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

56    RELATED PARTY TRANSACTIONS (Continued)

Included in the above figures are loans to key management personnel (other than non-executive Directors) and close family members of KMP on terms similar to those available to staff generally, amounting to €649,113 (31 December 2011: €815,489(4)).

There are no provisions or expenses in respect of any failure or anticipated failure to repay any of the above loans or interest thereon.

The Bank has liens amounting to €78,680 over the deposit accounts of two Directors which are in respect of an overdraft facility provided on a current account and a term loan, respectively.

Connected persons of three Directors have entered into guarantees in favour of the Group amounting to €418,000. A guarantee by one KMP amounting to €4,000 in favour of the Group ceased in September 2012. There were no calls on these guarantees during the year ended 31 December 2012 or 31 December 2011.

(v)   Compensation of key management personnel

Details of compensation paid to key management personnel are provided below:

Remuneration	Year ended 31 December 2012 €'000	Year ended 31 December 2011 €'000
Salaries and other short term benefits(1)	6,879	6,382
Post employment benefits(2)	507	451

Total remuneration before amounts waived	7,386	6,833
Amounts waived(3)	(219)	(260)

	7,167	6,573

(1)
Comprises gross salary, Employer Pay Related Social Insurance contributions, fees, cash in lieu of pension, car allowance and other short term benefits paid in the year.

(2)
This comprises Employer contributions paid to pension funds.

(3)
The executive Directors and members of the GEC who were in office on 1 May 2009 agreed to waive an amount equal to at least 10% of their salary until 31 December 2012. The voluntary waiver has been extended until 31 December 2013 for R Boucher.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

57    SUMMARY OF RELATIONS WITH THE STATE

The State, through both the Group's participation in the Government Guarantee Schemes and the investment by the NPRFC in the 2009 Preference Stock of the Bank, is a related party of the Group.

A relationship framework between the Minister for Finance and the Bank has been in place since 30 March 2012. The purpose of this framework is to provide the basis on which the relationship shall be governed. This framework is available on the Department of Finance website.

(a)   Ordinary stock

At 31 December 2012 and 31 December 2011, the State held 15.13% of the ordinary stock of the Bank.

(b)   2009 Preference Stock: Dividend

At 31 December 2012 and at 31 December 2011, there were 1,837,041,304 number of units of 2009 Preference Stock in issue, all of which were held by the NPRFC.

On 20 February 2013, the Group paid a cash dividend of €188.3 million (20 February 2012: €188.3 million) on the 2009 Preference Stock to the NPRFC.

The terms and conditions attaching to the 2009 Preference Stock are outlined in note 47.

(c)   Contingent Capital Note

In July 2011, the Group issued a Contingent Capital Note to the State, satisfying the requirement under the 2011 PCAR to issue €1 billion of contingent capital. The nominal value of this note is €1 billion and cash proceeds of €985 million were received (net of a fee paid to the State of €15 million). The terms and conditions attaching to the Contingent Capital note are outlined in note 41.

On 9 January 2013, the State sold its entire holding in the Convertible Contingent Capital Note 2016 to a diverse group of international institutional investors. During the year ended 31 December 2012, the Group incurred transaction costs associated with the sale of €7 million. Further details are set out in note 41.

(d)   2011 Recapitalisation of the Bank

During the year ended 31 December 2011, fees paid to the State in connection with the 2011 recapitalisation of the Bank (note 49) amounted to €83 million.

(e)   Guarantee schemes

Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 (ELG scheme)

On 26 February 2013, the Minister for Finance announced that the Eligible Liabilities Guarantee (ELG) will be withdrawn from midnight 28 March 2013 for all participating banks. After this date no new liabilities will be guaranteed under the scheme. All existing and future qualifying deposits made up to the date of withdrawal from the ELG scheme will continue to be covered until the date of maturity of the deposit.

After the date of withdrawal eligible liabilities will continue to include the following until date of maturity:

•
deposits to the extent not covered by deposit protection schemes in Ireland or any other jurisdiction;

•
senior unsecured certificates of deposit;

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

57    SUMMARY OF RELATIONS WITH THE STATE (Continued)

•
senior unsecured commercial paper;

•
other senior unsecured bonds and notes; and

•
other forms of senior unsecured debt which may be specified by the Minister, consistent with EU State aid rules and the EU Commission's Banking Communication (2008/C270/02) and subject to prior consultation with the EU Commission.

Dated subordinated debt, covered bonds and other forms of secured funding are not guaranteed under the ELG scheme.

A fee is payable in respect of each liability guaranteed under the ELG scheme. This fee amounted to €388 million for the year ended 31 December 2012 (31 December 2011: €449 million) (note 3).

From 1 April 2012, the Group's UK Banking subsidiary withdrew from the ELG scheme for all new deposits. On 10 August 2012, the Group's Isle of Man subsidiary withdrew from the ELG scheme for all new and existing instant access deposits.

The following table summarises the fees paid under the ELG scheme during the years ended 31 December 2012 and 2011 and the liabilities covered at each balance sheet date.

Liabilities covered at year end	Year ended 31 December 2012 €bn	Year ended 31 December 2011 €bn
ELG
—Customer deposits	21	26
—Debt securities in issue	5	6
—Deposits by banks	—	10	(1)

Total	26	42

Fees for the year	€m	€m
ELG	388	449

Total	388	449

(1)
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

In addition to the deposits covered by these Regulations and by the ELG scheme as set out above, certain other Group deposits are covered by the deposit protection schemes in other jurisdictions, chiefly the UK Financial Services Compensation Scheme (in respect of deposits issued by Bank of Ireland (UK) plc) and

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

57    SUMMARY OF RELATIONS WITH THE STATE (Continued)

the Isle of Man Depositors Compensation Scheme (in respect of deposits issued by Bank of Ireland (I.O.M.) Limited). At 31 December 2012, €24.2 billion (31 December 2011: €21 billion) of Bank of Ireland (UK) plc deposits and €0.2 billion (31 December 2011: €0.2 billion) of Bank of Ireland (I.O.M.) Limited deposits were covered under these schemes.

(f)    Indemnity on Ministerial Guarantee

On 23 December 2010, the Bank entered into a facility deed (the deed) with the Central Bank, providing for an uncommitted facility to the Group, guaranteed by the Minister for Finance. In entering into the deed, the Bank also entered into a counter indemnity agreement with the Minister for Finance. At 31 December 2011, the amount of the facility was €10 billion which was subsequently reduced to €5 billion on 23 January 2012. This facility expired on 30 June 2012 and the indemnity was released.

(g)   Bonds issued by the State

At 31 December 2012, the Group held sovereign bonds issued by the State with a carrying value of €5,751 million (31 December 2011: €4,684 million) of which €5,420 million (31 December 2011: €4,222 million) are classified as available for sale financial assets and €331 million (31 December 2011: €462 million) are classified as other financial assets at fair value through profit or loss. Further details are set out on page 363.

(h)   National Asset Management Agency (NAMA)

At 31 December 2012, the Group held bonds issued by NAMA with a carrying value of €4,545 million (31 December 2011: €5,129 million).

	31 December 2012 €m	31 December 2011 €m
NAMA senior bonds (guaranteed by the State) (note 27)	4,428	5,016
NAMA subordinated bonds (note 26)	117	113

Total	4,545	5,129

An impairment charge of €40 million was incurred on the NAMA subordinated bonds during the year ended 31 December 2012 following an updated outlook from NAMA for its long term performance (see note 14).

(i)    National Asset Management Agency Investment Limited (NAMAIL)

On 30 March 2010, the Group, through its wholly-owned subsidiary New Ireland Assurance Company plc, acquired 17 million B shares in NAMAIL, corresponding to one-third of the 51 million B shares issued by NAMAIL. The balance of the B shares were acquired at that time in equal proportion by Irish Life Assurance and major pension and institutional clients of AIB Investment Managers. The cost to the Group of acquiring these B shares was €17 million. NAMAIL has also issued 49 million A shares to NAMA. As a result the Group holds 17% of the total ordinary share capital of NAMAIL. NAMAIL is a holding company and its subsidiaries include the entities to which NAMA Participating Institutions transfer

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

57    SUMMARY OF RELATIONS WITH THE STATE (Continued)

Eligible Bank Assets and which issue the NAMA senior bonds and NAMA subordinated debt as consideration for those assets.

The A shares and B shares generally rank equally, except as otherwise provided in the Articles of Association of NAMAIL. NAMA may appoint up to six Directors to the board of NAMAIL. In total, the B shareholders may also jointly appoint up to six Directors and have collectively appointed one director. As holder of the A shares, NAMA has veto rights in relation to: the declaration of dividends; the appointment or removal of Directors; the exercise of voting rights in respect of any subsidiary of NAMAIL and the appointment of a Chairman. In addition NAMA can veto any actions by NAMAIL, which NAMA considers in any manner to be inconsistent with its objectives. A holder of the B shares may not sell the shares without the consent of NAMA.

On a winding-up, the return on B shares is capped at 110% of the capital invested, (€18.7 million in the case of the Group), and the maximum loss that may be suffered is limited to the original amount invested (€17 million in the case of the Group).

A discretionary non-cumulative dividend on the capital invested may be paid on an annual basis and this is limited to the yield on ten year State bonds. A dividend of €1.15 million was received by the Group on 2 April 2012 (1 April 2011: €1.7 million).

(j)    Securities repurchase transaction with Irish Bank Resolution Corporation (IBRC)

On 29 March 2012, the Bank, the State and IBRC, reached a conditional agreement to enter into a securities repurchase transaction (repo) whereby the Group would purchase long term Irish Government Bonds from IBRC for a purchase price of €3.1 billion, less any cash margin payable by IBRC to the Bank on the purchase date. IBRC had an obligation to repurchase the bonds for €3.1 billion in cash, less any cash margin held by the Bank on the repurchase date, not later than 364 days after the effective date of the transaction. The transaction was considered to be a related party transaction under the Listing Rules and consequently required independent stockholder approval which involved the publication of a stockholder circular and an Extraordinary General Court (EGC) which approved the transaction on 18 June 2012. The transaction was financed by the Group by using the bonds, which are eurosystem eligible, to access standard ECB open market operations. The margin for the Group over ECB funding which applies to this transaction was 135bps. The transaction was governed by a Global Master Repurchase Agreement which incorporates standard market terms including daily margining provisions with respect to changes in the value of the bonds. All IBRC's payment obligations to the Group under the terms of the transaction were guaranteed by the Minister for Finance. The impact of this transaction on the financial statements at 31 December 2012 was an increase in Loans and advances to banks of €3.1 billion, an increase in Deposits from banks of €3.1 billion and net interest income of €22 million. Transaction costs of €6 million were incurred and, under the terms of the transaction agreement, were reimbursed by IBRC.

Following the announcement by the Irish Government in early February 2013 that it would liquidate the Irish Banking Resolution Corporation (IBRC), the Group's IBRC repo transaction was terminated by the Group on a no gain/no loss basis effective on 13 February 2013.

(k)   Other transactions with the State and entities under its control or joint control

In addition to the matters set out above, the Group enters into other transactions in the normal course of business with the State, its agencies and entities under its control or joint control. These transactions

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

57    SUMMARY OF RELATIONS WITH THE STATE (Continued)

include the provision of banking services, including money market transactions, dealing in government securities and trading in financial instruments issued by certain banks.

At 31 December 2012, the Group held senior bonds with a carrying value of €806 million issued by the following entities which are related parties of the Group, as follows:

	31 December 2012 €m	31 December 2011 €m
Allied Irish Banks plc (AIB)	602	57
Permanent TSB Group Holdings plc	204	—
Irish Bank Resolution Corporation (IBRC)	—	36

Total	806	93

At 31 December 2012, €551 million (31 December 2011: €nil) of the AIB senior bonds and €204 million (31 December 2011: €nil) of the Permanent TSB Group Holdings plc senior bonds were guaranteed under the ELG scheme.

During the year ended 31 December 2011, the Group incurred an impairment charge of €16 million on a holding of Irish Life and Permanent (ILP) subordinated debt.

At 31 December 2012, the Group also had loans of €46 million to AIB (31 December 2011: €70 million) and €6 million to Permanent TSB Group Holdings plc (31 December 2011: €nil) which were included within loans and advances to banks.

At 31 December 2012, the Group held deposits from the National Treasury Management Agency (NTMA) of €1.3 billion (31 December 2011: €nil). The maximum amount of these deposits during the period was €1.3 billion (31 December 2011: €3.2 billion). In addition, the Group held deposits from IBRC of €12.9 million (31 December 2011: €9 million) which were included within deposits from banks. These deposits were on normal commercial terms.

The Group also held a number of deposits from the State, its agencies and entities under its control or joint control, which are considered to be collectively significant, totalling c.€0.9 billion (31 December 2011: c.€1.1 billion).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

58    PRINCIPAL UNDERTAKINGS

The principal Group undertakings at 31 December 2012 were:

Name	Principal activity	Country of incorporation	Statutory year end
Bank of Ireland International Finance Limited(1)	International asset financing	Ireland	31 December
New Ireland Assurance Company plc	Life assurance and pensions	Ireland	31 December
Bank of Ireland Mortgage Bank(1)	Mortgage lending and mortgage covered securities	Ireland	31 December
Bank of Ireland (UK) plc(1)	Retail financial services	England and Wales	31 December
First Rate Exchange Services Holdings Limited(2)	Foreign exchange	England and Wales	31 March
ICS Building Society(1)	Building society	Ireland	31 December

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

At 31 December 2012, the total amount outstanding in respect of mortgage covered securities issued was €11.7 billion (31 December 2011: €12.2 billion). At 31 December 2012, the total amount of principal outstanding in the mortgage covered pool including mortgage assets and cash was €16.0 billion (31 December 2011: €19.6 billion).

BoIMB issues other debt securities under BoIMB's obligation to the Central Bank of Ireland within the terms of the Special Mortgage Backed Promissory Note (SMBPN) programme. At 31 December 2012, BoIMB had debt securities in issue to the value of €0.6 billion (31 December 2011: €nil).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

58    PRINCIPAL UNDERTAKINGS (Continued)

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

59    PURCHASE OF NON-CONTROLLING INTEREST

During 2012, the Group signed an agreement to enhance its strategic partnership with the UK Post Office. Prior to this transaction, the Group held 50.01% of the equity of Midasgrange Limited with the remaining 49.99% held by the UK Post Office. As a consequence of this agreement, the Group purchased this non-controlling interest for consideration of Stg£6 million, of which Stg£3 million cash, recognising an increase of €39 million in retained earnings.

60    OTHER SUBSIDIARIES

The Group has a number of subsidiaries where it does not own more than half of the voting power in the company but which are consolidated. Details of these subsidiaries are listed below.

		31 December 2012		31 December 2011
Activity	Company	Gross assets millions	Notes in issue millions	Gross assets millions	Notes in issue millions
Acquiring mortgage	Brunel(1)	Stg£2,279	Stg£2,158	Stg£2,633	Stg£2,470
loans and other	Bowbells plc(2)	Stg£6,197	Stg£4,172	Stg£7,170	Stg£5,119
financial assets and	Colston No 1 PLC(2)	Stg£3,095	Stg£2,509	Stg£3,509	Stg£2,904
issuing mortgage-	Colston No 2 PLC(3)	—	—	Stg£1,996	Stg£1,665
backed securities.	Colston No 4 PLC(2)	Stg£1,638	Stg£1,249	Stg£1,849	Stg£1,476
	Kildare Securities Limited(4)	€1,600	€1,547	€1,760	€1,647
	Melepard CDO 1 Limited(2)	€686	€686	€933	€933
	Pirus Securities Limited(3)	—	—	€1,977	€1,564
Acquiring other financial assets and issuing debt securities.	Avondale Securities(5)	€541	€250	€584	€293
Acquiring a pool of acquisition finance loans assets which it has issued a series of loan notes to finance.	Partholon CDO 1 plc(6)	€179	€171	€247	€242

(1)
The Group holds Stg£571 million of the notes issued by this entity.

(2)
The Group holds all the notes issued by these entities. On 18 February 2013 Colston No 4 PLC was unwound.

(3)
Colston No 2 PLC and Pirus Securities Limited ceased operations and the notes were redeemed in full during the year ended 31 December 2012.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    OTHER SUBSIDIARIES (Continued)

(4)
The Group holds €412 million of the notes issued by this entity.

(5)
The assets backing Avondale Securities' notes consists of future cash flows arising from a defined block of unit linked insurance and investment policies which are held on the balance sheet of a related group company, Bank of Ireland Life. At an interest rate of 1.82%, the present value of the defined block of policies is €541 million at 31 December 2012 and was €584 million at 31 December 2011.

(6)
The Group holds 25% of the subordinated loan notes. The Group also holds €9.3 million of A1/AAA rated notes which it intends to hold until maturity. This investment is eliminated on consolidation.

The assets of these entities are consolidated in the Group's financial statements and are collateral for the obligations of the companies above. The creditors of these entities have no recourse to the Group.

		31 December 2012		31 December 2011
Activity	Company	Gross assets millions	Borrowings millions	Gross assets millions	Borrowings millions
Acquiring mortgage loans and other financial assets and guaranteeing mortgage-backed securities issued by Bank of Ireland.	Bank of Ireland Covered Bonds LLP(2)	—	—	Stg£3,881	Stg£2,701	(1)

(1)
All the borrowings of Bank of Ireland Covered Bonds LLP have been advanced by other Group companies.

(2)
Bank of Ireland Covered Bonds LLP programme was terminated during the year ended 31 December 2012.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

61    TRANSFERRED FINANCIAL ASSETS

The Group has entered into a number of transactions which has resulted in the transfer of the ownership of financial assets. Such arrangements are securitisations and sale or repurchase agreements. The Group is exposed to substantially all risks and rewards including credit and market risk associated with the transferred assets.

Categories	Carrying amount of transferred assets €m	Carrying amount of associated liabilities €m		Fair value of transferred assets €m	Fair value of associated liabilities €m		Net fair value position €m
Securitisation
Loans and receivables
Residential mortgages book (Brunel SPE) —Including buybacks(1)	1,602	1,945	(3)	1,424	1,744	(3)	(320)
Irish Residential Mortgages (Kildare SPE) ICS Group(1)	1,543	1,547		1,204	1,077		127
Partholon CDO plc (corporate loans)(1)	164	164		135	135		—
Sale and Repurchase
Available for sale financial assets(2)	6,296	5,887		N/a	N/a		N/a
NAMA Senior bonds	4,428	4,452		N/a	N/a		N/a
ACS issuance	22	13		N/a	N/a		N/a

Description of the relationship between the transferred assets and the associated liabilities, including the restrictions on the entity's use of those assets:

(1)
For each securitisation the relevant loan book/pool is ring-fenced whereby the cash flows associated with these assets can only be used to repay the related notes holders plus associated issuance fees/costs.

(2)
Assets sold subject to repurchase agreements are retained on the balance sheet and reclassified as pledged assets when the transferee has the right by contract to sell or repledge the collateral; the counterparty liability is included in deposits by banks or customer accounts, as appropriate. The difference between the original sale price of the bonds and the repurchase price is the repo rate.

(3)
Certain of the liabilities consist of debt securities issued in currencies other than that of the transferred assets. Changes in foreign exchange rates result in changes in both the carrying value and the fair value of the liabilities. The foreign exchange risk is hedged with the cross-currency swaps.

N/a:
As arrangement has recourse to assets other than the transferred assets.

The Group has not entered into any agreements on the sale of assets that entail the Group's continuing involvement in derecognised financial assets.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

62    LIFE ASSURANCE BUSINESS

Value of the In Force Asset	31 December 2012 €m	31 December 2011 €m
At beginning of year	519	538
Income statement movement in value of the in force asset (gross of tax)	(1)	(19)

At end of year	518	519

The Group recognises as an asset the value of the in force assurance business in respect of insurance contracts. The value of the in force asset, has been calculated in accordance with the achieved profits embedded value methodology in the Statement of Recommended Practice issued by the Association of British Insurers which came into force in 2002. The value of the in force asset, which is presented gross of attributable tax, represents the present value of future profits expected to arise from these contracts as at the balance sheet date. It is determined by projecting future surpluses and other cash flows arising from insurance contracts and discounting at an appropriate rate. The useful life of the asset is based on the length of the underlying individual policies upon which the asset is calculated. This useful life is expected to be 6.5 years as at 31 December 2012 (31 December 2011: 6.4 years).

The key economic assumptions used in the calculation of the value of the in force business are set out below:

	31 December 2012	31 December 2011
Risk discount rate	6.6%	7.0%
Unit growth rate	4.15%	4.75%
Shareholder tax rate	12.5%	12.5%

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

62    LIFE ASSURANCE BUSINESS (Continued)

The process used in determining the key economic and experience assumptions is set out below:

Risk discount rate:	The risk discount rate is the rate used to discount the future surpluses that will arise on insurance business in the long term funds. The interest rates used to calculate policyholder liabilities are derived in accordance with the guidelines in the Insurance Regulations. Margins for risk are allowed for in the derived interest rates. In line with December 2011 the Euro Swap curve is used as a benchmark for an international mix of fixed interest assets as opposed to the previously used Irish Government benchmark bond. The risk discount rate applied to future cash flows at December 2012 is 6.6% (31 December 2011: 7%).
Unit growth rate:
The unit growth rate is the assumed rate of return on the unit linked assets before taxation and management fees in future years. The growth rate reflects the mix of assets held. The unit growth assumption was decreased to 4.15% at 31 December 2012 (31 December 2011: 4.75%).
Shareholder tax rate:	The current rate of corporation tax is assumed to be maintained over the term of the business. Deferred tax is allowed for on the release of retained surplus in the life business.
Mortality and morbidity:	Mortality and morbidity assumptions, which include allowances for improvements in longevity for annuitants, are set by reference to the Group's actual experience and/or relevant industry data.
Persistency:	Persistency rates refer to the rate of policy termination for insurance policies. These rates are based on historical experience and management's views on future experience.
Maintenance expenses:	Allowance is made for future policy costs by reference to current and expected future costs. Explicit allowance is made for future expense inflation.

Sensitivities

The table below indicates the standalone impact of changes in the key assumptions on profit.

	31 December 2012		31 December 2011
1% increase in risk discount rate	(€30 million	)	(€24 million	)
1% decrease in risk discount rate	€33 million		€11 million
10% improvement in mortality	€2 million		€6 million
10% deterioration in persistency	(€15 million	)	(€14 million	)
5% improvement in maintenance expenses	€8 million		€7 million
1% increase in equity markets	€1 million		€2 million

While the table above shows the impact of an individual assumption change, a change in one assumption could impact on other assumptions due to the relationship between assumptions.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

63    EU RESTRUCTURING PLAN

The Group has agreed under its EU restructuring plan to dispose of New Ireland Assurance Company plc (NIAC) by 31 December 2013.

At 31 December 2012, NIAC did not meet the criteria to be classified as held for sale under IFRS 5, as an active programme to locate a buyer had not been launched, and the business was not actively marketed. If NIAC had been classified as held for sale, its assets and liabilities, which are consolidated on a line-by-line basis into the Group balance sheet on page 191, would have been summarised and presented on the Group balance sheet as single amounts for 'Assets Held for Sale' and 'Liabilities Held for sale' respectively. The assets and liabilities of NIAC as at 31 December 2012 are set out below.

New Ireland Assurance Company plc

Balance sheet as at 31 December 2012	31 December 2012 €m
Assets
Other financial assets at fair value through profit or loss	9,315
Loans and advances to banks	3,100
Investment properties	771
Other assets	1,617

Total assets	14,803

Liabilities
Deposits from banks	336
Liabilities to customers under investment contracts	5,256
Insurance contract liabilities	7,988
Other liabilities	328
Retirement benefit obligations	79

Total liabilities	13,987

64    DIRECTORS' INFORMATION

The disclosures required relating to directors' information have been included within the Remuneration Report and are described as those which form an integral part of the audited financial statements as set out in the basis of preparation on page 198.

65    RISK MANAGEMENT AND OTHER SUPPLEMENTARY INFORMATION

The disclosures required under IFRS relating to financial risks and capital resources have been included within the Risk Management Report and Other Supplementary Information—Group Exposures to Selected Countries. The relevant disclosures related to Credit Risk, Liquidity Risk, Market Risk, Life Insurance Risk and Capital Management and Other Supplementary Information—Group Exposures to Selected Countries have been described as those which form an integral part of the audited financial statements as set out in the Basis of preparation on page 198.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

65    RISK MANAGEMENT AND OTHER SUPPLEMENTARY INFORMATION (Continued)

The financial statements also includes the Tables and Totals in Other Supplementary Information—Supplementary Asset Quality Disclosures that have been described as those which form an integral part of the audited financial statements as set out in the Basis of preparation on page 198.

This move has been to improve transparency and ease of reference, by concentrating related information in one place, and to reduce duplication.

66    POST BALANCE SHEET EVENTS

Convertible Contingent Capital Note 2016

On 9 January 2013, the State sold it's entire holding in the Convertible Contingent Capital Note 2016 to a diverse group of international institutional investors, thereby fixing all future cash coupon payments on the notes at 10% per annum (see note 41 and 57).

2009 Preference Stock: Dividend

On 20 February 2013, the Group paid a cash dividend of €188.3 million (20 February 2012: €188.3 million) on the 2009 Preference Stock to the NPRFC.

Liquidation of Irish Banking Resolution Corporation (IBRC)

Following the announcement by the Irish Government in early February 2013 that it would liquidate the Irish Banking Resolution Corporation (IBRC), the Group's IBRC repo transaction was terminated by the Group on a no gain/no loss basis effective on 13 February 2013. The Group's wholesale funding was reduced on 13 February 2013 to reflect the cancellation of the funding required for the IBRC transaction resulting in no net impact on the Group's liquidity position.

Eligible Liabilities Guarantee Scheme

On 26 February 2013, the Minister for Finance announced that the Eligible Liabilities Guarantee (ELG) will be withdrawn from midnight 28 March 2013 for all participating banks. After this date no new liabilities will be guaranteed under the scheme.

Term funding

On 15 March 2013, the Group announced that it had raised €500 million through a 5 year un-guaranteed euro fixed rate covered bond transaction backed by a pool of Irish residential mortgages.

Own-Use Bank Bonds

Further to the ECB announcement that Own-Use Bank Bonds will be acceptable as collateral for ECB Monetary Operations until 1 March 2015, on 26 March 2013 the Group issued €5 billion of Bank of Ireland ELG Bonds. The bonds will initially be retained on the Group's balance sheet but over time may be either cancelled or used in funding operations.

67    APPROVAL OF FINANCIAL STATEMENTS

The Court of Directors approved the financial statements for inclusion in Form 20-F on 27 March 2013.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION

GROUP EXPOSURES TO SELECTED COUNTRIES

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page 198.

Set out in the tables below is a summary of the Group's exposure to sovereign debt and other country exposures for selected balance sheet line items as at 31 December 2012. For these line items, further information on the Group's exposures to eurozone countries that have a Standard & Poor's credit rating of AA or below where the Group has an exposure (excluding loans and advances to customers) of over €250 million (being Ireland, Italy and Spain), is set out on pages 363 to 366.

31 December 2012	Ireland €m	United Kingdom €m	United States €m	Spain €m	Italy €m	Other(3) €m	Total €m
Assets
Cash and balances at central banks	—	8,040	128	—	—	304	8,472
Trading securities	—	45	—	—	—	98	143
Derivative financial instruments (net)(1)	265	622	34	18	—	145	1,084
Other financial assets at fair value through profit or loss(2)	372	67	8	8	38	666	1,159
Loans and advances to banks(2)	3,702	3,469	193	3	—	1,789	9,156
Available for sale financial assets	6,409	1,248	382	1,117	231	1,706	11,093
NAMA senior bonds	4,428	—	—	—	—	—	4,428

Total	15,176	13,491	745	1,146	269	4,708	35,535

(1)
Net Derivative exposure is calculated after the application of master netting arrangements and associated cash collateral received.

(2)
This excludes those assets held by the Group's life assurance business which are linked to policyholder liabilities. See page 360 for details.

(3)
Other is primarily made up of exposures to the following countries: France: €2.0 billion, Netherlands: €0.4 billion, Switzerland: €0.4 billion, Austria: €0.2 billion, Canada: €0.2 billion, Finland: €0.2 billion, Luxembourg: €0.2 billion, Germany: €0.1 billion, Denmark: €0.1 billion, Norway: €0.1 billion, Portugal: €0.1 billion, Sweden: €0.1 billion and Turkey: €0.1 billion. Also included in other is the Group's euro cash holding in branches.

31 December 2011	Ireland €m	United Kingdom €m	United States €m	Spain €m	Italy €m	Other €m	Total €m
Assets
Cash and balances at central banks	—	7,671	194	—	—	316	8,181
Trading securities	—	—	2	—	—	4	6
Derivative financial instruments (net)	302	773	70	13	—	244	1,402
Other financial assets at fair value through profit or loss	509	53	16	—	24	431	1,033
Loans and advances to banks	635	4,793	458	7	—	1,971	7,864
Available for sale financial assets	4,453	1,537	405	1,319	378	2,170	10,262
NAMA senior bonds	5,016	—	—	—	—	—	5,016

Total	10,915	14,827	1,145	1,339	402	5,136	33,764

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Set out in the following tables is more detailed analysis of the Group's exposures at 31 December 2012 by asset class:

Cash and balances at central banks

Cash and balances at central banks is made up as follows:

Cash and balances at central banks	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
United Kingdom (Bank of England)	8,002	7,624
United States (Federal Reserve)	128	194
Other (cash holdings)	342	363

Total	8,472	8,181

Cash and balances at central banks are accounted for at amortised cost.

Trading securities

31 December 2012	Ireland €m	United Kingdom €m	United States €m	Other(1) €m	Total €m
Trading securities
Government bonds	—	45	—	24	69
Corporate and other bonds	—	—	—	74	74

Total	—	45	—	98	143

(1)
Other is primarily made up of exposures to the following countries: Finland: €36 million, France: €35 million, Canada: €11 million and Denmark: €10 million.

Trading securities are carried in the balance sheet at their fair value. Any changes in the fair value of these assets are treated as gains or charges in the Group's income statement.

31 December 2011	Ireland €m	United Kingdom €m	United States €m	Other €m	Total €m
Trading securities
Government bonds	—	—	2	—	2
Corporate and other bonds	—	—	—	4	4

Total	—	—	2	4	6

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Derivative financial instruments

31 December 2012	Ireland €m	United Kingdom €m	United States €m	Spain €m	Italy €m	Other(2) €m	Total €m
Gross Derivative Assets
Sovereign	62	—	—	—	—	—	62
Financial institutions	88	2,224	896	3	—	1,655	4,866
Corporate	174	615	24	16	—	90	919

Total	324	2,839	920	19	—	1,745	5,847

Net Derivative Assets(1)
Sovereign	62	—	—	—	—	—	62
Financial institutions	39	8	10	2	—	55	114
Corporate	164	614	24	16	—	90	908

Total	265	622	34	18	—	145	1,084

(1)
Net Derivative Assets exposure is calculated after the application of master netting arrangements and associated cash collateral received.

(2)
Other Net Derivative Assets exposure is primarily made up of exposures to the following countries: Canada: €50 million, Germany: €39 million, Denmark: €12 million, France: €12 million, Australia: €11 million, Austria: €11 million and Netherlands: €5 million.

31 December 2011	Ireland €m	United Kingdom €m	United States €m	Spain €m	Italy €m	Other(1) €m	Total €m
Gross Derivative Assets
Sovereign	83	—	—	—	—	—	83
Financial institutions	341	2,259	903	1	—	1,654	5,158
Corporate	172	733	41	13	—	162	1,121

Total	596	2,992	944	14	—	1,816	6,362

Net Derivative Assets
Sovereign	83	—	—	—	—	—	83
Financial institutions	47	41	29	—	—	82	199
Corporate	172	732	41	13	—	162	1,120

Total	302	773	70	13	—	244	1,402

(1)
Other Net Derivative Assets exposure is primarily made up of exposures to the following countries: Canada: €74 million, Germany: €55 million, Luxemburg: €43 million, Japan: €17 million, France: €16 million, Austria: €12 million, Netherlands: €11 million and Australia: €10 million.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Other financial assets at fair value through profit or loss

31 December 2012	Ireland €m	United Kingdom €m	United States €m	Spain €m	Italy €m	Other(1) €m	Total €m
Government bonds	229	—	—	—	30	551	810
Other	143	67	8	8	8	115	349

Total	372	67	8	8	38	666	1,159

(1)
Other is primarily made up of exposures to the following countries: France: €0.4 billion and Austria: €0.2 billion.

31 December 2011	Ireland €m	United Kingdom €m	United States €m	Spain €m	Italy €m	Other €m	Total €m
Government bonds	354	—	—	—	24	426	804
Other	155	53	16	—	—	5	229

Total	509	53	16	—	24	431	1,033

The Group's holdings of 'Other financial assets at fair value through profit or loss' primarily relate to the Group's life assurance business.

A portion of the Group's life assurance business takes the legal form of investment contracts, under which legal title to the underlying asset is held by the Group, but the inherent risks and rewards in the assets are borne by the policyholders. Due to the nature of these contracts, the carrying value of the assets is always the same as the value of the liabilities due to policyholders and any change in the value of the assets results in an equal change in the value of the amounts due to policyholders. Included in Other financial assets at fair value through profit or loss at 31 December 2012, such assets amounted to €8,301 million (31 December 2011: €7,881 million). Included in Loans and advances to banks at 31 December 2012, such assets amounted to €350 million (31 December 2011: €195 million). The associated liabilities are included in liabilities to customers under investment contracts and insurance contract liabilities on the balance sheet. For the purposes of these disclosures on the Group's exposure, these assets have been excluded.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Loans and advances to banks

31 December 2012	Ireland €m		United Kingdom €m	United States €m	Spain €m	Italy €m	Other(2) €m	Total €m
Loans and advances to banks(3)	3,702	(1)	3,469	193	3	—	1,789	9,156

(1)
This includes the impact of the Group's participation in the IBRC repo transaction of €3.1 billion. See note 57 for details.

(2)
Other is primarily made up of exposures to the following countries: France: €1.0 billion, Switzerland: €0.3 billion, Germany: €0.1 billion, Finland: €0.1 billion, Netherlands: €0.1 billion and Turkey: €0.1 billion.

(3)
Loans and advances to banks at 31 December 2012, of €350 million (31 December 2011: €195 million) is held on behalf of Bank of Ireland Life policyholders.

31 December 2011	Ireland €m	United Kingdom €m	United States €m	Spain €m	Italy €m	Other €m	Total €m
Loans and advances to banks	635	4,793	458	7	—	1,971	7,864

Loans and advances to banks include loans to and placements with credit institutions and certain placements with central banks which are accounted for at amortised cost. No provisions are held against these balances. The Group exposures disclosed above are prepared on the basis of exposure to the country of operations of the counterparty except where cross border guarantees exist.

Available for sale financial assets

31 December 2012 Available for sale financial assets	Ireland €m		United Kingdom €m	United States €m	Spain €m	Italy €m	Other(2) €m	Total €m
Government bonds	5,420		123	1	—	32	66	5,642
Senior bank debt	755		157	58	—	190	484	1,644
Covered bonds	51		691	258	1,060	—	1,103	3,163
Subordinated debt	117	(1)	—	—	—	—	—	117
Asset backed securities	66		277	65	57	9	53	527

Total	6,409		1,248	382	1,117	231	1,706	11,093

(1)
NAMA subordinated debt of €117 million is classified as an available for sale debt instrument. The Group incurred an impairment charge of €40 million on the NAMA subordinated bonds during the year ended 31 December 2012.

(2)
Other is primarily made up of exposures to the following countries: France: €0.7 billion, Netherlands: €0.3 billion, Luxembourg: €0.2 billion, Canada: €0.1 billion, Denmark: €0.1 billion, Finland: €0.1 billion, Portugal: €0.1 billion and Sweden: €0.1 billion.

31 December 2011 Available for sale financial assets	Ireland €m	United Kingdom €m	United States €m	Spain €m	Italy €m	Other €m	Total €m
Government bonds	4,222	298	1	—	29	20	4,570
Senior bank debt	93	274	53	71	238	665	1,394
Covered bonds	—	634	282	1,178	100	1,280	3,474
Subordinated debt	113	—	—	4	—	35	152
Asset backed securities	25	331	69	66	11	170	672

Total	4,453	1,537	405	1,319	378	2,170	10,262

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Available for sale financial assets are carried in the balance sheet at their fair value. Other than in respect of impairment, any change in fair value is treated as a movement in the AFS reserve in Stockholder's equity.

NAMA senior bonds

At 31 December 2012, the Group had holdings of NAMA senior bonds which are guaranteed by the Irish Government with a nominal value of €4,475 million (31 December 2011: €5,079 million) and a fair value at that date of €4,468 million (31 December 2011: €5,055 million). At 31 December 2012, the contractual maturity date of the NAMA senior bonds was 1 March 2013. NAMA may, only with the consent of the Group, settle the bonds by issuing new bonds with the same terms and conditions and a maturity date of up to 364 days. This occurred on 1 March 2013.

NAMA senior bonds are classified as 'Loans and receivables' and accounted for at amortised cost which includes any provisions for impairment. The carrying value of these assets is not adjusted for changes in their fair value.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Additional information on selected European countries

The tables below show the Group's exposures to eurozone countries that have a Standard & Poor's credit rating of AA or below where the Group has an exposure of over €250 million (being Ireland, Italy and Spain). The maturity analysis in the tables below is based on the residual contractual maturity of the exposures (except where otherwise indicated).

Ireland

As at 31 December 2012, Ireland's credit rating from Standard & Poor's was BBB+ (31 December 2011: BBB+). The table below shows the Group's exposure to Ireland by selected balance sheet line items:

	Carrying Value								Nominal value
As at 31 December 2012	0-3 months €m	3-12 months €m		1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m	Total €m
Other financial assets at fair value through profit or loss	51	47		25	77	119	53	372	347
—Government bonds	—	—		—	77	99	53	229	211
—Other	51	47		25	—	20	—	143	136
Loans and advances to banks	526	3,176	(1)	—	—	—	—	3,702	3,702
Available for sale financial assets	6	51		334	4,833	1,133	52	6,409	6,245
—Government bonds	—	51		327	4,027	1,015	—	5,420	5,099
—Senior bank debt and other(2)	6	—		7	806	118	52	989	1,146
NAMA senior bonds(3)	—	667		396	1,484	1,881	—	4,428	4,475

Total(4)	583	3,941		755	6,394	3,133	105	14,911	14,769

	Carrying Value							Nominal Value
As at 31 December 2011	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m	Total €m
Other financial assets at fair value through profit or loss	89	—	52	231	79	58	509	563
—Government bonds	—	—	52	182	79	41	354	392
—Other	89	—	—	49	—	17	155	171
Loans and advances to banks	599	36	—	—	—	—	635	635
Available for sale financial assets	517	27	1,066	1,739	1,100	4	4,453	5,052
—Government bonds	437	—	1,066	1,732	987	—	4,222	4,648
—Senior bank debt and other(2)	80	27	—	7	113	4	231	404
NAMA senior bonds(3)	—	—	—	—	5,016	—	5,016	5,079

Total(4)	1,205	63	1,118	1,970	6,195	62	10,613	11,329

(1)
This includes the impact of the Group's participation in the IBRC repo transaction of €3.1 billion. See note 57 for details.

(2)
Senior bank debt and other primarily relates to the Group's holdings of Irish Government guaranteed senior bank debt issued by Irish financial institutions. Further details are set out in note 57.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

(3)
The maturity date of the NAMA senior bonds is based on their ultimate expected maturity.

(4)
The Group also has a net derivative asset exposure to Ireland at 31 December 2012 of €265 million (31 December 2011: €302 million).

Available for sale financial assets As at 31 December 2012 Maturity profile	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m
Nominal value	7	50	328	4,571	1,237	52	6,245
Fair value	6	51	334	4,833	1,133	52	6,409
AFS reserve (before tax)	—	1	6	362	55	—	424

Available for sale financial assets As at 31 December 2011 Maturity profile	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m
Nominal value	525	30	1,104	1,913	1,476	4	5,052
Fair value	517	27	1,066	1,739	1,100	4	4,453
AFS reserve (before tax)	(8)	(4)	(15)	(92)	(171)	—	(290)

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Spain

As at 31 December 2012, Spain's credit rating from Standard & Poor's was BBB– (31 December 2011: A). The table below shows the Group's exposure to Spain by selected balance sheet line items:

	Carrying Value							Nominal Value
As at 31 December 2012	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m	Total €m
Other financial assets at fair value through profit or loss	—	—	—	—	8	—	8	7
Loans and advance to banks	3	—	—	—	—	—	3	3
Available for sale financial assets
—Covered bonds and other	100	132	—	698	177	10	1,117	1,166

Total(1)	103	132	—	698	185	10	1,128	1,176

	Carrying Value							Nominal Value
As at 31 December 2011	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m	Total €m
Loans and advance to banks	7	—	—	—	—	—	7	7
Available for sale financial assets
—Covered bonds and other	—	104	284	491	429	11	1,319	1,449

Total(1)	7	104	284	491	429	11	1,326	1,456

(1)
The Group also has a net derivative asset exposure to Spain at 31 December 2012 of €18 million (31 December 2011: €13 million).

Available for sale financial assets As at 31 December 2012 Maturity profile	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m
Nominal value	100	134	—	713	207	12	1,166
Fair value	100	132	—	698	177	10	1,117
AFS reserve (before tax)	—	(5)	—	(85)	(67)	(2)	(159)

Available for sale financial assets As at 31 December 2011 Maturity profile	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m
Nominal value	—	105	290	534	506	14	1,449
Fair value	—	104	284	491	429	11	1,319
AFS reserve (before tax)	—	(1)	(14)	(79)	(132)	(3)	(229)

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Italy

As at 31 December 2012, Italy's credit rating from Standard & Poor's was BBB+ (31 December 2011: BBB+). The table below shows the Group's exposure to Italy by selected balance sheet line items:

	Carrying Value							Nominal Value
As at 31 December 2012	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m	Total €m
Other financial assets at fair value through profit or loss	—	—	—	—	8	30	38	38
Available for sale financial assets
—Government bonds	—	—	—	32	—	—	32	30
—Senior bank debt and other	75	55	10	48	11	—	199	203

Total	75	55	10	80	19	30	269	271

	Carrying Value							Nominal Value
As at 31 December 2011	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m	Total €m
Other financial assets at fair value through profit or loss	—	—	—	—	—	24	24	30
Available for sale financial assets
—Government bonds	—	—	—	29	—	—	29	31
—Senior bank debt and other	100	30	154	48	9	8	349	372

Total	100	30	154	77	9	32	402	433

Available for sale financial assets As at 31 December 2012 Maturity profile	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m
Nominal value	75	55	10	80	13	—	233
Fair value	75	55	10	80	11	—	231
AFS reserve (before tax)	—	—	—	(1)	(1)	—	(2)

Available for sale financial assets As at 31 December 2011 Maturity profile	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m
Nominal value	100	30	164	90	10	9	403
Fair value	100	30	154	77	9	8	378
AFS reserve (before tax)	—	—	(10)	(12)	(1)	(1)	(24)

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

SUPPLEMENTARY ASSET QUALITY DISCLOSURES

Retail Ireland mortgages
Book Composition
Loan volumes	368
Origination profile	369
Risk profile	370
Arrears profile	371
Loan to value profiles
—Loan to value ratio—Total book	372
—Loan to value ratio—>90 days past due and/or impaired	373
Asset quality
Composition and impairment	374
Forbearance treatments	376
Repossessions
Repossessions	381
Disposals of repossessed properties	381

Retail UK mortgages
Book Composition
Loan volumes	382
Origination profile	383
Risk profile	384
Arrears profile	385
Loan to value profiles
—Loan to value ratio—Total book	385
—Loan to value ratio—>90 days past due and/or impaired	387
Asset quality
Composition and impairment	388
Forbearance treatments	390
Repossessions
Repossessions	391
Disposals of repossessed properties	391
Forbearance arrangements—loans and advances (excluding Residential mortgages)	392

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

The information in tables 1, 2, 3a, 3c, 3d, 4, 6, 7 and the total in table 5 (denoted as audited) below forms an integral part of the audited financial statements as described in the Basis of preparation on page 198.

All other information below (including all other numbers in table 5) is additional disclosure and does not form an integral part of the audited financial statements as described in the Basis of preparation on page 198.

Retail Ireland mortgages

The following disclosures refer to the Retail Ireland mortgage loan book and provide additional detail on the composition and quality of this loan book.

The Group has a long established infrastructure for the origination, underwriting and management of its mortgage portfolio. The processes of underwriting through to account management are centralised and no delegated discretions are in operation outside the centralised units. The mortgage process is a comprehensively documented process with documentary evidence of key borrower information including an independent valuation of the security property.

Retail Ireland mortgage origination lending policy and guidelines are subject to regular review. Each applicant is primarily assessed based on their ability and capacity to repay the loan. In addition to the above, the creditworthiness of the borrower, value of the property and the individual circumstances of the applicant are key factors in the underwriting decision.

At 31 December 2012, lending criteria for the Retail Ireland mortgage portfolio include:

•
repayment capacity of the borrower;

•
loan to value (LTV) limits;

•
mortgage term duration;

•
repayment types (amortising repayment or interest only); and

•
loan specific terms and conditions.

Book composition

TABLE 1 Retail Ireland mortgages—Volumes (before impairment provisions)	31 December 2012 €m	31 December 2011 €m
Owner occupied mortgages	20,815	20,863
Buy to let mortgages	6,670	6,991

Total Retail Ireland mortgages	27,485	27,854

Retail Ireland mortgages were €27.5 billion at 31 December 2012 compared to €27.9 billion at 31 December 2011. The decrease of €369 million or 1.3% reflects the excess of repayments over new lending.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

At 31 December 2012, 82% of the Retail Ireland mortgage portfolio were on a 'principal and interest'(1) repayment basis (31 December 2011: 82%) and 18% were on an 'interest only'(2) repayment basis (31 December 2011: 18%). Of the Owner occupied mortgages of €20.8 billion, 91% are on a 'principal and interest' repayment basis (31 December 2011: 93%). Of the Buy to let mortgages of €6.7 billion, 52% are on a 'principal and interest' repayment basis (31 December 2011: 50%).

The tables below illustrate that at 31 December 2012, €9.4 billion or 34% of the Retail Ireland mortgage loan book originated before 2006, €13.2 billion or 48% between 2006 and 2008 and €4.9 billion or 18% in the years since.

Total loans that are 'greater than 90 days past due and/or impaired' were €3.6 billion (December 2011: €2.7 billion) or 13% of the Retail Ireland mortgage loan book at 31 December 2012, of which €2.3 billion originated between 2006 and 2008. The increase in 'greater than 90 days past due and/or impaired' primarily reflects the continued impact of the general economic downturn in Ireland and affordability issues including falling disposable incomes and sustained high unemployment levels.

At 31 December 2012, impairment provisions on Retail Ireland mortgages were €1.45 billion equating to 40% of the 'greater than 90 days past due and/or impaired' balance on the Retail Ireland mortgage book.

(1)
'Principal and interest' repayment basis mortgages consist of mortgages that are contracted to be repaid over the agreed term on an amortising basis. The typical term at origination for these mortgages was 20 to 30 years.

(2)
'Interest only' mortgages consist of mortgages where the repayment consists of the full interest element (or greater) for an agreed period at the end of which the mortgage repayment basis becomes 'principal and interest' contracted to be repaid over the agreed term. 'Interest only' periods on Retail Ireland mortgages typically range between 3 and 5 years.

	Total Retail Ireland mortgage loan book		Loans >90 days past due and/or impaired
TABLE 2 31 December 2012 Origination of Retail Ireland mortgage loan book (before impairment provisions)	Balance €m	Number of accounts(1)	Balance €m	Number of accounts(1)
1996 and before	94	5,792	9	365
1997	53	2,113	5	150
1998	94	3,196	9	207
1999	171	4,525	18	301
2000	312	6,195	32	428
2001	448	7,054	40	503
2002	825	10,108	90	802
2003	1,397	14,212	181	1,266
2004	2,317	18,733	314	1,794
2005	3,638	24,018	524	2,581
2006	5,361	29,135	999	3,996
2007	4,631	23,658	861	3,240
2008	3,185	17,333	427	1,705
2009	1,739	11,491	85	474
2010	1,235	7,781	13	86
2011	1,004	6,852	3	24
2012	981	6,115	—	—

Total	27,485	198,311	3,610	17,922

(1)
The number of accounts does not equate to either the number of customers or the number of properties.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

	Total Retail Ireland mortgage loan book		Loans >90 days past due and/or impaired
31 December 2011 Origination of Retail Ireland mortgage loan book (before impairment provisions)	Balance €m	Number of accounts(1)	Balance €m	Number of accounts(1)
1996 and before	123	6,841	8	356
1997	67	2,601	5	132
1998	112	3,475	8	178
1999	200	4,862	14	239
2000	353	6,584	25	348
2001	492	7,417	32	403
2002	907	10,903	68	599
2003	1,506	14,751	138	965
2004	2,457	19,239	242	1,312
2005	3,814	24,510	399	1,864
2006	5,572	29,579	771	2,933
2007	4,805	23,981	649	2,331
2008	3,315	17,577	303	1,109
2009	1,816	11,731	44	260
2010	1,278	7,921	3	30
2011	1,037	6,906	—	3

Total	27,854	198,878	2,709	13,062

(1)
The number of accounts does not equate to either the number of customers or the number of properties.

	Owner occupied		Buy to let		Total
TABLE 3a 31 December 2012 Risk profile of Retail Ireland mortgage loan book (before impairment provisions)
	€m	%	€m	%	€m	%
Neither past due nor impaired	18,068	87%	4,812	72%	22,880	83%
1-90 days past due but not impaired	704	3%	291	4%	995	4%
>90 days past due and/or impaired	2,043	10%	1,567	24%	3,610	13%

Total	20,815	100%	6,670	100%	27,485	100%

	Owner occupied		Buy to let		Total
31 December 2011 Risk profile of Retail Ireland mortgage loan book (before impairment provisions)
	€m	%	€m	%	€m	%
Neither past due nor impaired	18,458	89%	5,398	77%	23,856	85%
1-90 days past due but not impaired	867	4%	422	6%	1,289	5%
>90 days past due and/or impaired	1,538	7%	1,171	17%	2,709	10%

Total Retail Ireland mortgages	20,863	100%	6,991	100%	27,854	100%

The tables above illustrate that €22.9 billion or 83% of the total Retail Ireland mortgage loan book at 31 December 2012 was classified as 'neither past due nor impaired' compared to €23.9 billion or 85% at 31 December 2011.

The '1-90 days past due but not impaired' category amounted to €1.0 billion or 4% of the total Retail Ireland mortgage loan book at 31 December 2012 compared to €1.3 billion or 5% at 31 December 2011.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

The 'greater than 90 days past due and/or impaired' category amounted to €3.6 billion or 13% of the total Retail Ireland mortgage loan book at 31 December 2012 compared to €2.7 billion or 10% at 31 December 2011.

Owner occupied mortgages 'greater than 90 days past due and/or impaired' have increased from €1.5 billion at 31 December 2011 to €2.0 billion at 31 December 2012.

Buy to let mortgages 'greater than 90 days past due and/or impaired' have increased from €1.2 billion at 31 December 2011 to €1.6 billion at 31 December 2012. The volume of 'greater than 90 days past due and/or impaired' in the Buy to let segment has continued to increase primarily reflecting the continued impact on borrowers of rising repayments as 'interest only' periods come to an end and customers move to fully amortising loans. The pace of increase in 'greater than 90 days past due and/or impaired' abated substantially in the second half of 2012. The Retail Ireland Buy to let mortgage loan portfolio reduced by €321 million or 4.6% in 2012 and the percentage of the Buy to let portfolio on a 'principal and interest' repayment basis increased from 50% at 31 December 2011 to 52% at 31 December 2012.

TABLE 3b Mortgage Arrears >90 days past due and/or impaired (number of accounts)	31 December 2012%		30 September 2012%		30 June 2012%		31 March 2012%		31 December 2011%
Retail Ireland Owner occupied mortgages	7.51%		7.48%		7.03%		6.28%		5.60%
Industry Owner occupied (Number of accounts)(1)	11.93%	(3)	11.31%	(2)	10.59%	(2)	9.90%	(2)	9.02%	(2)
Retail Ireland Buy to let mortgages	15.80%		15.03%		13.99%		12.35%		10.76%
Industry Buy to let (Number of accounts)(1)	18.90%	(3)	17.90%	(2)	16.57%	(2)	Not available		Not available

Mortgage Arrears >90 days past due and/or impaired (value)	31 December 2012%		30 September 2012%		30 June 2012%		31 March 2012%		31 December 2011%
Retail Ireland Owner Occupied mortgages	9.88%		9.75%		9.22%		8.42%		7.40%
Industry Owner Occupied (value)(1)	15.76%	(3)	15.12%	(2)	14.08%	(2)	13.30%	(2)	12.04%	(2)
Retail Ireland Buy to let mortgages	23.36%		22.20%		20.77%		19.10%		16.81%
Industry Buy to let (value)(1)	26.91%	(3)	25.55%	(2)	23.87%	(2)	Not available		Not available

(1)
Industry statistics do not include impaired loans <90 days past due.

(2)
Source: CBI Mortgage Arrears Statistics Report September 2012.

(3)
Source: CBI Mortgage Arrears Statistics Report December 2012.

Based on the information available, default arrears (greater than 90 days or more past due), for both Owner occupied and Buy to let portfolios of the Retail Ireland mortgage book, remain below the industry average.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

The pace of increase in arrears abated substantially during the second half of 2012, with default arrears formation reflecting a stabilisation in unemployment levels and the restructure of customer mortgages on a sustainable basis.

	Owner occupied		Buy to let		Total
TABLE 3c 31 December 2012 Loan to value (LTV) ratio of total Retail Ireland mortgage loan book
	€m	%	€m	%	€m	%
Less than 50%	2,663	13%	409	6%	3,072	11%
51% to 70%	2,461	12%	478	7%	2,939	11%
71% to 80%	1,497	7%	293	5%	1,790	7%
81% to 90%	1,746	8%	493	7%	2,239	8%
91% to 100%	1,796	9%	417	6%	2,213	8%

Subtotal	10,163	49%	2,090	31%	12,253	45%

101% to 120%	3,484	17%	1,056	16%	4,540	16%
121% to 150%	3,901	19%	1,763	26%	5,664	21%
151% to 180%	2,223	10%	1,109	17%	3,332	12%
Greater than 181%	1,044	5%	652	10%	1,696	6%

Subtotal	10,652	51%	4,580	69%	15,232	55%

Total	20,815	100%	6,670	100%	27,485	100%

Weighted average LTV(1):
Stock of Residential mortgages at year end		102%		124%		108%
New Residential mortgages during the year		74%		57%		73%

	Owner occupied		Buy to let		Total
31 December 2011 Loan to value (LTV) ratio of total Retail Ireland mortgage loan book
	€m	%	€m	%	€m	%
Less than 50%	2,904	14%	396	6%	3,300	12%
51% to 70%	2,509	12%	506	7%	3,015	11%
71% to 80%	1,456	7%	376	5%	1,832	7%
81% to 90%	1,570	8%	421	6%	1,991	7%
91% to 100%	1,857	9%	475	7%	2,332	8%

Subtotal	10,296	50%	2,174	31%	12,470	45%

101% to 120%	3,759	18%	1,276	18%	5,035	18%
121% to 150%	4,012	19%	2,151	31%	6,163	22%
151% to 180%	1,871	9%	1,013	15%	2,884	10%
Greater than 181%	925	4%	377	5%	1,302	5%

Subtotal	10,567	50%	4,817	69%	15,384	55%

Total	20,863	100%	6,991	100%	27,854	100%

Weighted average LTV(1):
Stock of Residential mortgages at year end		100%		118%		105%
New Residential mortgages during the year		79%		60%		79%

(1)
Weighted Average LTVs are calculated at a property level and reflect the average of property values in proportion to the outstanding mortgage.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Point in time property values are determined by reference to the original or latest property valuations held, indexed to the Residential property price Index published by the Central Statistics Office (CSO) at 31 December 2012 or 31 December 2011, as appropriate.

The CSO Index for December 2012 reported that national residential prices were 50% below peak (31 December 2011: 47%), with Dublin residential prices and outside of Dublin residential prices 56% and 47% below peak respectively. In 2012 the annual rate of decline in residential property prices slowed to 4.5% as reflected in the CSO Index (2011 annual rate of decline was 16.7%), its lowest rate in over four years, with residential property prices in Dublin (particularly house prices), being the key driver of this improvement.

Table 3c sets out the weighted average indexed LTV for the total Retail Ireland mortgage loan book which was 108% at 31 December 2012, 102% for Owner occupied and 124% for Buy to let mortgages. The weighted average indexed LTV for new residential mortgages written during 2012 was 73%, 74% for Owner occupied mortgages and 57% for Buy to let mortgages.

At 31 December 2012, €12.3 billion or 45% of Retail Ireland mortgages are in positive equity, €10.2 billion or 49% of Owner occupied Retail Ireland mortgages are in positive equity and €2.1 billion or 31% of Buy to let Retail Ireland mortgages are in positive equity.

At 31 December 2012, the total calculated negative equity in the Retail Ireland mortgage loan book was €4.0 billion (31 December 2011: €3.7 billion). The majority of Retail Ireland mortgage borrowers in negative equity continue to meet their mortgage repayments with €2.9 billion (73%) of negative equity related to mortgages classified as 'neither past due nor impaired' at 31 December 2012. Of the remaining €1.1 billion of calculated negative equity, €0.2 billion (4%) relates to mortgages classified as '1-90 days past due but not impaired' and €0.9 billion (23%) relates to mortgages classified as 'greater than 90 days past due and/or impaired'.

					Total Residential mortgage portfolio
	Owner occupied		Buy to let
TABLE 3d 31 December 2012 Loan to value (LTV) ratio of Retail Ireland mortgages >90 days past due and/or impaired
	€m	%	€m	%	€m	%
Less than 50%	112	5%	37	2%	149	4%
51% to 70%	133	7%	42	3%	175	5%
71% to 80%	93	5%	33	2%	126	4%
81% to 90%	108	5%	79	5%	187	5%
91% to 100%	130	6%	62	4%	192	5%

Subtotal	576	28%	253	16%	829	23%

101% to 120%	293	15%	209	14%	502	14%
121% to 150%	515	25%	456	29%	971	27%
151% to 180%	412	20%	363	23%	775	21%
Greater than 181%	247	12%	286	18%	533	15%

Subtotal	1,467	72%	1,314	84%	2,781	77%

Total	2,043	100%	1,567	100%	3,610	100%

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

					Total Residential mortgage portfolio
	Owner occupied		Buy to let
31 December 2011 Loan to value (LTV) ratio of Retail Ireland mortgages >90 days past due and/or impaired
	€m	%	€m	%	€m	%
Less than 50%	99	6%	35	3%	134	5%
51% to 70%	120	8%	54	4%	174	7%
71% to 80%	73	5%	45	4%	118	4%
81% to 90%	99	6%	46	4%	145	5%
91% to 100%	102	7%	60	5%	162	6%

Subtotal	493	32%	240	20%	733	27%

101% to 120%	247	16%	196	17%	443	17%
121% to 150%	395	26%	421	36%	816	30%
151% to 180%	260	17%	234	20%	494	18%
Greater than 181%	143	9%	80	7%	223	8%

Subtotal	1,045	68%	931	80%	1,976	73%

Total	1,538	100%	1,171	100%	2,709	100%

For Retail Ireland mortgages 'greater than 90 days past due and/or impaired', the tables above illustrate the indexed loan to value ratios at the applicable reporting dates, which reflect the application of the CSO Index to the portfolio, capital reductions and out of course customer payments.

Of the Retail Ireland mortgages that were 'greater than 90 days past due and/or impaired', €0.8 billion (23%) are in positive equity at 31 December 2012 (31 December 2011: €0.7 billion (27%)), while €2.8 billion (77%) are in negative equity at 31 December 2012 (31 December 2011: €2.0 billion (73%)).

For the 'greater than 90 days past due and/or impaired' category, 28% of the Owner occupied Retail Ireland mortgages (31 December 2011: 32%) and 16% of the Buy to let Retail Ireland mortgages (31 December 2011: 20%) are in positive equity at 31 December 2012.

ASSET QUALITY

TABLE 4 31 December 2012 Retail Ireland mortgages Composition and impairment	Retail Ireland mortgages €m	Loans >90 days past due and/or impaired loans €m	Loans >90 days past due and/or impaired loans as % of advances %	Impairment provisions €m	Impairment provisions as % of loans >90 days past due and/or impaired loans %
Owner occupied mortgages	20,815	2,043	9.8%	711	35%
Buy to let mortgages	6,670	1,567	23.5%	741	47%

Total Retail Ireland mortgages	27,485	3,610	13.1%	1,452	40%

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

31 December 2011 Retail Ireland mortgages Composition and impairment	Retail Ireland mortgages €m	Loans >90 days past due and/or impaired loans €m	Loans >90 days past due and/or impaired loans as % of advances %	Impairment provisions €m	Impairment provisions as % of loans >90 days past due and/or impaired loans %
Owner occupied mortgages	20,863	1,538	7.4%	489	32%
Buy to let mortgages	6,991	1,171	16.8%	537	46%

Total Retail Ireland mortgages	27,854	2,709	9.7%	1,026	38%

Retail Ireland mortgages that were 'greater than 90 days past due and/or impaired' at 31 December 2012 were €3.6 billion (13.1%) as compared to €2.7 billion (9.7%) at 31 December 2011, primarily reflecting the continued impact of the general economic downturn in Ireland and affordability issues including falling disposable incomes and elevated unemployment levels. In such circumstances, the Group has a range of suitable product options and resolution strategies available to deliver outcomes that maximise recoveries for the Group while being supportive of our customers.

Mortgage forbearance

Forbearance occurs when a borrower is granted a temporary or permanent agreed change to the original contractual terms of a mortgage loan ('forbearance treatment'), for reasons relating to the actual or apparent financial stress or distress of that borrower. If the agreed change to a mortgage loan granted to a borrower is not related to the actual or apparent financial stress or distress of that borrower, forbearance has not occurred. A mortgage loan which has an active 'forbearance treatment' is a 'forborne mortgage'.

The Group has a well-established operating infrastructure in place to assess and, where appropriate, implement sustainable forbearance treatments for customers. Forbearance requests are assessed on a case-by-case basis, taking due consideration of the individual circumstances and risk profile of the borrower to ensure, where possible, the most suitable and sustainable repayment arrangement is put in place.

A range of forbearance strategies are used by the Group for customers in arrears or facing potential arrears on contracted mortgage repayments, in order to arrange, where viable, sustainable short term or longer term repayment solutions as appropriate. The forbearance strategies adopted by the Group seek to maximise recoveries, and minimise losses arising from non-repayment of debt, while providing suitable and sustainable restructure options that are supportive of customers in challenged circumstances.

The table below sets out Retail Ireland mortgages (before impairment provisions) forborne loan stock(1) that have current active forbearance treatments that were put in place during or prior to 2012 and remain in place at 31 December 2012.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

The main types of formal forbearance treatments for Retail Ireland mortgages (before impairment provisions) are analysed below:

	Current and/or loans not in default		Loans >90 days past due arrears and/or impaired		All loans
TABLE 5 31 December 2012 Formal forbearance treatments—Retail Ireland mortgages (before impairment provisions)	Balance €m	Number of accounts(2)	Balance €m	Number of accounts(2)	Balance €m	Number of accounts(2)
Owner occupied
Full interest	450	3,062	392	2,628	842	5,690
Reduced payment (greater than full interest)	307	1,589	94	402	401	1,991
Term extension (including interest servicing)	233	2,657	26	276	259	2,933
Capitalisation of arrears	76	592	6	21	82	613
Other	95	674	28	194	123	868

Total	1,161	8,574	546	3,521	1,707	12,095

Buy to let
Full interest	182	914	110	584	292	1,498
Reduced payment (greater than full interest)	215	860	56	187	271	1,047
Term extension (including interest servicing)	81	609	16	73	97	682
Capitalisation of arrears	13	72	10	29	23	101
Other	40	172	8	37	48	209

Total	531	2,627	200	910	731	3,537

Total
Full interest	632	3,976	502	3,212	1,134	7,188
Reduced payment (greater than full interest)	522	2,449	150	589	672	3,038
Term extension (including interest servicing)	314	3,266	42	349	356	3,615
Capitalisation of arrears	89	664	16	50	105	714
Other	135	846	36	231	171	1,077

Total (audited)	1,692	11,201	746	4,431	2,438	15,632

(1)
Comprises the current stock position of forbearance treatments (agreed since November 2008), for example, where a mortgage loan is granted a full interest forbearance treatment for a defined period of time, and this treatment has expired prior to 31 December 2012, this mortgage loan is not included in the stock of current active forbearance treatments.

(2)
The number of accounts does not equate to either the number of customers or the number of properties.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

	Current and/or loans not in default		Loans >90 days past due arrears and/or impaired		All loans
31 December 2011 Formal forbearance treatments—Retail Ireland mortgages (before impairment provisions)	Balance €m	Number of accounts(1)	Balance €m	Number of accounts(1)	Balance €m	Number of accounts(1)
Owner occupied
Full interest	519	3,415	200	1,230	719	4,645
Reduced payment (greater than full interest)(2)	248	1,133	26	91	274	1,224
Term extension (including interest servicing)	188	2,138	12	110	200	2,248
Capitalisation of arrears(3)	3	24	3	6	6	30
Other	41	271	8	59	49	330

Total	999	6,981	249	1,496	1,248	8,477

Buy to let
Full interest	209	1,030	65	310	274	1,340
Reduced payment (greater than full interest)(2)	177	751	19	41	196	792
Term extension (including interest servicing)	75	511	6	29	81	540
Capitalisation of arrears(3)	—	6	7	20	7	26
Other	9	51	4	7	13	58

Total	470	2,349	101	407	571	2,756

Total
Full interest	728	4,445	265	1,540	993	5,985
Reduced payment (greater than full interest)(2)	425	1,884	45	132	470	2,016
Term extension (including interest servicing)	263	2,649	18	139	281	2,788
Capitalisation of arrears(3)	3	30	10	26	13	56
Other	50	322	12	66	62	388

Total (audited)	1,469	9,330	350	1,903	1,819	11,233

(1)
The number of accounts does not equate to either the number of customers or the number of properties.

(2)
Hybrids are reported at 31 December 2011 with 'Reduced payment (greater than full interest)' and are now reported in 'Other'.

(3)
Capitalisation of arrears were reported at 31 December 2011 within Term Extension (including interest servicing) and are now reported separately.

Comparative figures have been adjusted where necessary, to conform with changes in presentation or where additional analysis has been provided in the current year.

The above table shows the volume of Retail Ireland mortgage accounts in formal forbearance treatments. These have increased from €1.8 billion or 11,233 accounts at 31 December 2011 to €2.4 billion or 15,632 accounts at 31 December 2012. Owner occupied mortgage forbearance treatments have increased from €1.2 billion or 8,477 accounts to €1.7 billion or 12,095 accounts at 31 December 2012. Buy to let forbearance treatments have increased from €0.6 billion or 2,756 accounts to €0.7 billion or 3,537 accounts.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

This movement is in line with the Group's strategy to maximise the level of sustainable forbearance treatments in place for borrowers in financial difficulty.

In addition to the 15,632 Retail Ireland mortgage accounts in formal forbearance treatments at 31 December 2012, there were a further 1,988 arrears accounts at 31 December 2012 for which the borrower is meeting their contractual payments and an informal arrangement is in place to pay down their arrears.

At 31 December 2012, €1.1 billion or 7,188 Retail Ireland mortgage accounts were subject to full interest forbearance treatments, compared to €1.0 billion or 5,985 accounts at 31 December 2011. 5,398 of these accounts with full interest forbearance were new forbearance treatments put in place during the year. In addition, 3,190 accounts exited forbearance moving to either performing or 'past due and/or impaired' during the year and 1,005 accounts changed their forbearance treatment type during the year. In addition, the increase is also partly due to the introduction of a new long term full interest forbearance treatment during the second half of 2012 with 536 accounts on this treatment as at 31 December 2012.

In addition, reduced payment (greater than full interest) also increased from €470 million or 2,016 accounts at 31 December 2011 to €672 million or 3,038 accounts at 31 December 2012. 2,367 of these accounts with reduced payment (greater than full interest) were new forbearance treatments put in place during the year. In addition, a further 943 exited forbearance moving to either performing or 'past due and/or impaired' and a further 402 accounts changed their forbearance treatment type during the year. In addition, the increase is also partly due to the introduction of a new long term full interest plus forbearance treatment during the second half of 2012 with 358 accounts on this treatment as at 31 December 2012.

During 2012, term extensions increased to €356 million or 3,615 accounts at 31 December 2012 from €281 million or 2,788 accounts at 31 December 2011. Other forbearance treatments increased to €171 million or 1,077 accounts at 31 December 2012 from €62 million or 388 accounts at 31 December 2011. These primarily comprise a combination of forbearance treatments. Account balances in relation to Residential mortgages on which arrears were capitalised increased to €105 million or 714 accounts at 31 December 2012 from €13 million or 56 accounts at 31 December 2011.

Of the €2.4 billion of Retail Ireland mortgages (before impairment provisions) subject to forbearance at 31 December 2012 (December 2011, €1.8 billion), 99% of these are for repayments of full interest or greater on their balances (December 2011: 98%).

The nature and type of forbearance treatments include:

•
full interest: the borrower pays the interest on the principal balance, on a temporary or longer term basis, with the principal balance unchanged;

•
reduced payment (greater than full interest): a temporary or medium term arrangement where the borrower pays the full interest due plus an element of principal on the basis that principal payments will increase in the future;

•
term extension (including servicing interest): the original term of the mortgage is extended and all the interest is fully serviced;

•
capitalisation of arrears: the arrears are added to the principal outstanding on the mortgage and the instalment is recalculated to clear the outstanding mortgage debt over the contracted term; and

•
other: comprising primarily a combination of forbearance treatments, short term/temporary payment suspensions and payment restructures.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Mortgage Arrears

The Group continues to invest in its Mortgage Arrears Resolution Programme (MARP) infrastructure and the implementation of restructuring and resolution options for our customers. The increase in forbearance activity reflects the on-going effectiveness of the Group's Mortgage Arrears Resolution Strategy programme in dealing with customers encountering mortgage difficulties.

The Group has adopted the requirements of the Central Bank of Ireland Code of Conduct on Mortgage Arrears (CCMA)(1) which, among other things, requires mortgage lenders to establish a Mortgage Arrears Resolution Process (MARP) for defined owner occupied mortgages. The MARP sets out the framework for case by case consideration and implementation of a range of measures for qualifying borrowers.

The revised CCMA includes more detailed procedural and operational requirements for lenders when dealing with borrowers experiencing arrears and financial difficulties.

The CCMA only applies to those borrowers who have notified their lender that they are facing financial difficulties and may be at risk of mortgage arrears i.e. pre-arrears cases or existing arrears cases. The CCMA does not require the Group to provide forbearance treatments to borrowers who are not in financial difficulty, regardless of whether or not the borrower is in negative equity.

In addition, the CCMA only applies to the mortgage loan of a borrower which is secured by their primary residence, where the primary residence means a property which is:

•
the residential property which the borrower occupies as his/her primary residence in the State i.e. Republic of Ireland; or

•
a residential property in the State which is the only residential property owned by the borrower.

The most significant changes in the revised CCMA include:

•
the CCMA applies to borrowers who notify their lender that they are facing financial difficulties and may be at risk of mortgage arrears i.e. pre-arrears cases;

•
lenders are required to establish a Mortgage Arrears Resolution Process (MARP) and use this framework when dealing with arrears and pre-arrears customers;

•
lenders must ensure that communications with borrowers are presented in a clear and consumer-friendly manner and must make available to borrowers an information booklet which provides details on the MARP;

•
lenders are required to set up an Arrears Support Unit (ASU) to assess arrears and pre-arrears cases;

•
borrowers can now make an appeal in relation to the decision of the ASU and the lender's treatment of the borrower's case under the MARP process, to an internal Appeals Board which lenders are required to establish;

•
the complaints process under the Consumer Protection Code is replaced with an Appeals process under the CCMA;

•
when a lender is determining the 12 month period it must wait before applying to the courts to commence legal action, it must exclude any time period during which a borrower is complying with the terms of an alternative repayment arrangement, making an appeal to the internal appeals Board or making a complaint to the Financial Services Ombudsman (FSO) under the CCMA; and

(1)
The revised Code of Conduct on Mortgage Arrears (CCMA) was issued by the Central Bank of Ireland in December 2010 and applied to mortgage lenders in Ireland with effect from 1 January 2011, with lenders allowed a six month period (ended 30 June 2011) for the implementation of certain aspects of the code as the CBoI was cognisant of requirements relating to systems development in order to support the code implementation.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

•
The CCMA also requires that customers complete a detailed financial analysis, covering household budget planning, debt obligations and the discussion of potential forbearance options (including unsecured debts credit cards, loans etc.).

The revised CCMA which was effective from 1 January 2011 is fully operational within the Group and all requirements of the code have been implemented.

In addition to the MARP established by the Group, a clearly defined Mortgage Arrears Resolution Strategy incorporating both Owner occupied and Buy to let mortgages is in place. To implement this strategy the Group has established a programme which seeks to maximise recoveries arising from non-repayment of customer mortgages while ensuring that customers are treated with respect through the arrears management and resolution process. In addition, the Group has set out a clearly defined Mortgage Arrears Resolution Strategy incorporating both Owner occupied and Buy to let mortgages.

On 13th March, 2013 the Central Bank announced new measures to address mortgage arrears, including the publication of performance targets for the main Irish mortgage banks (which include the Group) and proposed changes to the Code of Conduct on Mortgage Arrears (CCMA). The Central Bank will consider regulatory action, including the imposition of additional capital requirements, for Irish banks that fail to meet targets or which demonstrate poor resolution strategies or poor execution of their strategies. The Central Bank is also setting out its plans to require more rigorous provisioning for mortgage loans in arrears greater than 90 days which have not been subject to a sustainable solution.

Personal Insolvency Act 2012

The Personal Insolvency Act 2012, enacted December 2012, provides for three debt resolution options for consumers deemed to have unsustainable indebtedness levels. These options are an alternative to bankruptcy and the Act also amends existing bankruptcy provisions. The three debt resolution options are:

•
debt relief notice;

•
debt settlement arrangement; and

•
personal insolvency arrangement.

The Group is participating in an Unsecured Credit Protocol which seeks to agree alternative repayment schedules on unsecured debt between participating lenders, without requiring the customer to engage separately with each lender. This initiative seeks to deal with unsecured debt in a manner that supports a sustainable mortgage repayment capacity. The Group is actively engaged in preparing for the operational implications of the new Insolvency regime both internally and at industry level.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

REPOSSESSIONS

At 31 December 2012, the Group had possession of properties held as security as follows:

	31 December 2012		31 December 2011
TABLE 6 Repossessions Retail Ireland mortgages	Number of repossessions at balance sheet date	Balance outstanding before impairment provisions €m	Number of repossessions at balance sheet date	Balance outstanding before impairment provisions €m
Owner occupied	96	25	99	29
Buy to let	84	30	67	20

Total residential repossessions	180	55	166	49

TABLE 7 31 December 2012 Disposals of repossessions Retail Ireland mortgages	Number of disposals during the period(1)	Balance outstanding after provisions €m
Owner occupied	88	10
Buy to let	53	4

Total residential repossessions	141	14

(1)
The number of properties disposed of includes those which were subject to an unconditional contract for sale at the reporting date.

31 December 2011 Disposals of repossessions Retail Ireland mortgages	Number of disposals during the period	Balance outstanding after provisions €m
Owner occupied	56	8
Buy to let	19	3

Total residential repossessions	75	11

For the year ended 31 December 2012 the Group disposed of 141 repossessed properties(1) (31 December 2011: 75 repossessed properties were disposed). The total contracted disposal proceeds were adequate to cover the balance outstanding after provisions.

For the year ended 31 December 2012, the proceeds from disposals of Owner occupied repossessed properties was €10 million (year ended 31 December 2011: €8 million).

For the year ended 31 December 2012, the proceeds from disposals of Buy to let repossessed properties was €4 million (year ended 31 December 2011: €4 million).

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

The information on tables 1, 2, 3a, 3c, 3d, 4, 6, 6a and the total in table 5 (denoted as audited) below forms an integral part of the audited financial statements as described in the Basis of preparation on page 198.

All other information below (including all other numbers in table 5) is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page 198.

 SUPPLEMENTARY SECTION—RETAIL UK MORTGAGES

The following disclosures refer to the Retail UK mortgage loan book. These provide additional detail and breakdowns on the composition and quality of this loan book.

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

Retail UK mortgage origination lending policy and guidelines are subject to regular review. Each applicant is primarily assessed based on their ability and capacity to repay the loan. In addition to the above, the credit worthiness of the borrower, value of the property and the individual circumstances of the applicant are key factors in the underwriting decision.

At 31 December 2012, lending criteria for the Retail UK mortgage portfolio include:

•
repayment capacity of the borrower;

•
loan to value (LTV) limits;

•
mortgage term duration;

•
repayment types (amortising repayment or interest only); and

•
loan specific terms and conditions.

BOOK COMPOSITION

TABLE 1 Retail UK mortgages—Volumes (before impairment provisions)	31 December 2012 £m	31 December 2011(1) £m
Standard mortgages	10,026	10,905
Buy to let mortgages	8,812	9,826
Self certified mortgages	3,640	4,024

Total Retail UK mortgages	22,478	24,755

(1)
Loans and advances to customers at 31 December 2011 includes loans held for sale.

Retail UK mortgages were £22.5 billion at 31 December 2012 compared to £24.8 billion at 31 December 2011. The decrease of £2.3 billion or 9.2% reflects muted demand for new mortgages, an active deleveraging programme for existing customers and the sale of £0.5 billion of the Buy to let mortgage portfolio to a third party. In January 2009 the Group announced its withdrawal from the intermediary sourced mortgage market in the UK, which has resulted in a significant reduction in the volume of new mortgages issued.

New mortgage business is now sourced through the Group's relationship with the UK Post Office and through the branch network in Northern Ireland.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Of the Standard mortgages of £10.0 billion, 54% are on a 'principal and interest'(1) repayment basis (31 December 2011: 53%). Of the Self certified mortgages of £3.6 billion, 23% are on a 'principal and interest' repayment basis (31 December 2011: 24%). Of the Buy to let mortgages of £8.8 billion, 10% are on a 'principal and interest' repayment basis (31 December 2011: 11%). In addition 68% of the Retail UK mortgage portfolio, at 31 December 2012, are on an 'interest only'(2) repayment basis (31 December 2011: 68%).

	Total Residential mortgages loan book		Loans >90 days past due and/or impaired
TABLE 2 31 December 2012 Origination profile of Retail UK mortgage loan book (before impairment provisions)	Balance £m	Number of accounts(1)	Balance £m	Number of accounts(1)
1996 and before	306	8,759	8	175
1997	58	1,383	1	15
1998	96	2,137	1	17
1999	106	2,408	1	19
2000	133	2,642	2	22
2001	271	3,926	4	31
2002	341	4,563	7	67
2003	775	8,816	20	151
2004	831	8,892	23	177
2005	1,976	17,806	55	386
2006	2,904	25,254	69	472
2007	4,842	39,368	128	851
2008	6,055	48,586	194	1,229
2009	1,126	8,727	10	85
2010	1,031	6,979	2	14
2011	791	5,149	1	6
2012	836	4,772	—	1

Total	22,478	200,167	526	3,718

(1)
'Principal and interest' repayment basis mortgages consist of mortgages that are contracted to be repaid over the agreed term on an amortising basis. The typical term at origination for these mortgages was 20 to 30 years.

(2)
'Interest only' mortgages consist of mortgages where the repayment consists of the full interest element (or greater) for an agreed period at the end of which the mortgage repayment basis becomes 'principal and interest' contracted to be repaid over the agreed term. 'Interest only' on mortgage products offered in the UK may extend for the full period of the mortgage.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

	Total Residential mortgages loan book		Loans >90 days past due and/or impaired
31 December 2011 Origination profile of Retail UK mortgage loan book (before impairment provisions)(2)	Balance £m	Number of accounts(1)	Balance £m	Number of accounts(1)
1996 and before	386	10,861	6	188
1997	74	1,742	1	18
1998	120	2,510	1	19
1999	132	2,811	1	27
2000	159	3,033	2	27
2001	342	4,686	4	37
2002	438	5,759	9	79
2003	961	10,758	23	161
2004	995	10,468	22	165
2005	2,289	20,430	66	441
2006	3,296	28,337	75	474
2007	5,462	43,672	141	908
2008	6,756	53,687	247	1,545
2009	1,321	9,964	10	94
2010	1,175	7,677	1	5
2011	849	5,381	—	1

Total	24,755	221,776	609	4,189

(1)
The number of accounts does not equate to either to the number of customers or the number of properties.

(2)
Loans and advances to customers at 31 December 2011 includes loans held for sale.

The tables above illustrate that at 31 December 2012, £4.9 billion (22%) of the Retail UK mortgage loan book originated before 2006, £13.8 billion (61%) between 2006 and 2008 and £3.8 billion (17%) in the years since.

The fall off in originations since the end of 2008 is primarily due to the Group's withdrawal from the intermediary sourced mortgage market in the UK.

Retail UK mortgages 'greater than 90 days past due and/or impaired' were £0.5 billion (December 2011: £0.6 billion) or 2% of the Retail UK mortgage loan book at 31 December 2012, of which £0.4 billion or 1.7% were originated between 2006 and 2008.

	Standard		Buy to let		Self certified		Total
TABLE 3a 31 December 2012 Risk profile of Retail UK mortgage loan book (before impairment provisions)
	£m	%	£m	%	£m	%	£m	%
Neither past due nor impaired	9,503	95%	8,315	95%	3,057	84%	20,875	93%
1-90 days past due but not impaired	383	4%	287	3%	407	11%	1,077	5%
>90 days past due and/or impaired	140	1%	210	2%	176	5%	526	2%

Total Retail UK mortgages	10,026	100%	8,812	100%	3,640	100%	22,478	100%

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

	Standard		Buy to let		Self certified		Total
31 December 2011 Risk profile of Retail UK mortgage loan book (before impairment provisions)(1)
	£m	%	£m	%	£m	%	£m	%
Neither past due nor impaired	10,407	95%	9,232	94%	3,449	86%	23,088	93%
1-90 days past due but not impaired	342	3%	334	3%	382	9%	1,058	4%
>90 days past due and/or impaired	156	2%	260	3%	193	5%	609	3%

Total Retail UK mortgages	10,905	100%	9,826	100%	4,024	100%	24,755	100%

TABLE 3b Mortgage Arrears >90 days past due and/or impaired (number of accounts)	31 December 2012%	31 December 2011%
Standard mortgages	1.27%	1.20%
Buy to let mortgages	1.97%	2.06%
Self certified mortgages	3.71%	3.71%

(1)
Loans and advances to customers at 31 December 2011 includes loans held for sale.

The tables above illustrate that £20.9 billion or 93% of the total Retail UK mortgage loan book at 31 December 2012 was classified as 'neither past due nor impaired' compared to £23.1 billion or 93% at 31 December 2011.

The '1-90 days past due but not impaired' category amounted to £1.1 billion or 5% of the total Retail UK mortgage loan book at 31 December 2012 compared to £1.1 billion or 4% at 31 December 2011.

The 'greater than 90 days past due and/or impaired' category amounted to £0.5 billion or 2% of the total Retail UK mortgage loan book at 31 December 2012 compared to £0.6 billion or 3% at 31 December 2011.

							Total residential mortgage portfolio
	Standard		Buy to let		Self certified
TABLE 3c 31 December 2012 Loan to value (LTV) ratio of Retail UK mortgages
	£m	%	£m	%	£m	%	£m	%
Less than 50%	1,849	18%	776	9%	314	9%	2,939	13%
51% to 70%	1,498	15%	2,183	24%	678	19%	4,359	19%
71% to 80%	1,557	16%	1,986	23%	746	20%	4,289	19%
81% to 90%	2,033	20%	1,918	22%	902	24%	4,853	22%
91% to 100%	1,571	16%	1,248	14%	724	20%	3,543	16%

Subtotal	8,508	85%	8,111	92%	3,364	92%	19,983	89%

101% to 120%	1,340	13%	628	7%	258	7%	2,226	10%
121% to 150%	126	1%	54	1%	13	1%	193	1%
Greater than 150%	52	1%	19	—	5	—	76	—

Subtotal	1,518	15%	701	8%	276	8%	2,495	11%

Total	10,026	100%	8,812	100%	3,640	100%	22,478	100%

Weighted average LTV:
Stock of Retail UK mortgages at year end(1)		76%		76%		78%		76%
New Retail UK mortgages during the year(1)		77%		71%		N/A		76%

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

							Total residential mortgage portfolio
	Standard		Buy to let		Self certified
31 December 2011 Loan to value (LTV) ratio of Retail UK mortgages(2)
	£m	%	£m	%	£m	%	£m	%
Less than 50%	2,236	21%	966	10%	344	10%	3,546	15%
51% to 70%	1,653	15%	2,675	27%	735	18%	5,063	20%
71% to 80%	1,495	14%	2,282	23%	857	21%	4,634	19%
81% to 90%	2,103	19%	2,136	22%	1,022	25%	5,261	21%
91% to 100%	1,846	17%	1,293	13%	821	20%	3,960	16%

Subtotal	9,333	86%	9,352	95%	3,779	94%	22,464	91%

101% to 120%	1,452	13%	412	5%	224	6%	2,088	8%
121% to 150%	72	1%	45	—	12	—	129	1%
Greater than 150%	48	—	17	—	9	—	74	—

Subtotal	1,572	14%	474	5%	245	6%	2,291	9%

Total	10,905	100%	9,826	100%	4,024	100%	24,755	100%

Weighted average LTV:
Stock of Retail UK mortgages at year end(1)		74%		74%		78%		75%
New Retail UK mortgages during the year(1)		81%		70%		N/A		80%

(1)
Weighted Average LTVs are calculated at a property level and reflect the average of property values in proportion to the outstanding mortgage.

(2)
Loans and advances to customers at 31 December 2011 includes loans held for sale.

Property values are determined by reference to the original or latest property valuations held, indexed to the 'Nationwide UK House Price Index' published by the UK's Nationwide Building Society. In tables 3c and 3d the December 2012 or December 2011 'Nationwide UK House Price Index' as appropriate, is the index applied to the relevant valuations.

The table above illustrates that at 31 December 2012 the weighted average indexed LTV of the total book was 76%, with new business written during the year ended 31 December 2012 having a weighted average indexed LTV of 76%.

At 31 December 2012, £20.0 billion (89%) of the Retail UK mortgage loan book was not in negative equity, comprising £8.5 billion (85%) of Standard mortgages, £8.1 billion (92%) of Buy to let mortgages and £3.4 billion (92%) of Self certified mortgages. This reflects the marginal nature of house price movements during the year, with house prices falling 1% on average across the UK.

At 31 December 2012, the total calculated negative equity in the Retail UK mortgage loan book was £212 million, which comprised £184 million (87%) related to mortgages classified as 'neither past due nor impaired', £11 million (6%) related to mortgages classified as '1-90 days past due but not impaired' and £17 million (8%) related to mortgages that were 'greater than 90 days past due and/or impaired'.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

							Total Residential mortgage portfolio
	Standard		Buy to let		Self certified
TABLE 3d 31 December 2012 Loan to value ratio of Retail UK mortgages >90 days past due and/or impaired
	£m	%	£m	%	£m	%	£m	%
Less than 50%	16	11%	5	2%	4	2%	25	5%
51% to 70%	20	14%	21	10%	16	9%	57	11%
71% to 80%	19	14%	30	14%	27	15%	76	14%
81% to 90%	21	15%	46	22%	42	24%	109	21%
91% to 100%	21	15%	46	22%	50	28%	117	22%

Subtotal	97	69%	148	70%	139	78%	384	73%

101% to 120%	34	25%	47	23%	31	19%	112	21%
121% to 150%	7	5%	11	5%	2	1%	20	4%
Greater than 150%	2	1%	4	2%	4	2%	10	2%

Subtotal	43	31%	62	30%	37	22%	142	27%

Total	140	100%	210	100%	176	100%	526	100%

							Total residential mortgage portfolio
	Standard		Buy to let		Self certified
31 December 2011 Loan to value ratio of Retail UK mortgages >90 days past due and/or impaired(1)
	£m	%	£m	%	£m	%	£m	%
Less than 50%	20	13%	5	2%	4	2%	29	5%
51% to 70%	22	14%	26	10%	18	9%	66	11%
71% to 80%	18	12%	41	16%	27	14%	86	14%
81% to 90%	19	12%	56	22%	48	25%	123	20%
91% to 100%	21	13%	58	22%	59	31%	138	23%

Subtotal	100	64%	186	72%	156	81%	442	73%

101% to 120%	33	21%	49	19%	32	16%	114	18%
121% to 150%	4	3%	9	3%	3	2%	16	3%
Greater than 150%	19	12%	16	6%	2	1%	37	6%

Subtotal	56	36%	74	28%	37	19%	167	27%

Total	156	100%	260	100%	193	100%	609	100%

(1)
Loans and advances to customers at 31 December 2011 includes loans held for sale.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

ASSET QUALITY

TABLE 4 31 December 2012 Retail UK mortgages Composition and impairment	Retail UK mortgages £m	Loans > 90 days past due and/or impaired loans £m	Loans > 90 days past due and/or impaired loans as % of advances %	Impairment provisions £m	Impairment provisions as % of loans > 90 days past due and/or impaired loans %
Standard mortgages	10,026	140	1.4%	34	24%
Buy to let mortgages	8,812	210	2.4%	55	26%
Self certified mortgages	3,640	176	4.8%	27	15%

Total Retail UK mortgages	22,478	526	2.3%	116	22%

31 December 2011 Retail UK mortgages Composition and impairment(1)	Retail UK mortgages £m	Loans > 90 days past due and/or impaired loans £m	Loans > 90 days past due and/or impaired loans as % of advances %	Impairment provisions £m	Impairment provisions as % of loans > 90 days past due and/or impaired loans %
Standard mortgages	10,905	156	1.4%	16	10%
Buy to let mortgages	9,826	260	2.6%	67	26%
Self certified mortgages	4,024	193	4.8%	28	15%

Total Retail UK mortgages	24,755	609	2.5%	111	18%

(1)
Loans and advances to customers at 31 December 2011 includes loans held for sale.

At 31 December 2012 total Retail UK mortgages had decreased by £2.3 billion or 9.2% to £22.5 billion (31 December 2011: £24.8 billion). £0.5 billion of this decrease is attributable to the sale of a Buy to let portfolio to a third party during 2012.

Retail UK mortgages 'greater than 90 days past due and/or impaired' were £526 million at 31 December 2012 compared to £609 million at 31 December 2011 attributable to a decrease in Standard mortgages of £16 million, Buy to let mortgages of £50 million and Self certified mortgages of £17 million.

The overall impairment provision coverage ratio on Retail UK mortgages 'greater than 90 days past due and/or impaired' has increased from 18% at 31 December 2011 to 22% at 31 December 2012.

Mortgage forbearance

Forbearance occurs when a borrower is granted a temporary or permanent agreed change to the original contractual terms of a mortgage loan ('forbearance measure'), for reasons relating to the actual or apparent financial stress or distress of that borrower. If the agreed change to a mortgage loan granted to a borrower is not related to the actual or apparent financial stress or distress of that borrower, forbearance has not occurred. A mortgage loan which has an active 'forbearance measure' is a 'forborne mortgage'.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

The Group has a well-established operating infrastructure in place to assess and, where appropriate, implement sustainable forbearance treatments for customers. Forbearance requests are assessed on a case-by-case basis, taking due consideration of the individual circumstances and risk profile of the borrower to ensure, where possible, the most suitable and sustainable repayment arrangement is put in place.

A range of forbearance strategies are used by the Group for customers in arrears or facing potential arrears on contracted mortgage repayments, in order to arrange, where viable, sustainable short term or longer term repayment solutions as appropriate. The forbearance strategies adopted by the Group seek to maximise recoveries, and minimise losses arising from non-repayment of debt, while providing suitable and sustainable restructure options that are supportive of customers in challenged circumstances.

The nature and type of forbearance treatments include:

•
full interest: the borrower pays the interest on the principal balance, on a temporary or longer term basis, with the principal balance unchanged;

•
reduced payment (greater than full interest): a temporary or medium term arrangement where the borrower pays the full interest due plus an element of principal on the basis that principal payments will increase in the future;

•
term extension (including servicing interest): the original term of the mortgage is extended and all the interest is fully serviced;

•
capitalisation of arrears: the arrears are added to the principal outstanding on the mortgage and the instalment is recalculated to clear the outstanding mortgage debt over the remaining term; and

•
other: comprising primarily a combination of forbearance treatments, short term/temporary payment suspensions and payment restructures.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

The table below sets out Retail UK mortgages (before impairment provisions) forborne loan stock(1) that have current active formal forbearance treatments that were put in place during or prior to 2012 and remain in place at 31 December 2012. The main types of formal forbearance treatments for Retail UK mortgages (before impairment provisions) are analysed below:

	Current and/or loans not in default		Loans > 90 days past due arrears and/or impaired		All loans
TABLE 5 31 December 2012 Forbearance treatments—Retail UK mortgages (before impairment provisions)	Balance £m	Number of accounts	Balance £m	Number of accounts	Balance £m	Number of accounts(2)
Standard mortgages
Full interest	88	785	12	111	100	896
Term extension	20	288	—	8	20	296
Capitalisation of arrears	6	34	—	1	6	35
Other	2	16	1	6	3	22

Total	116	1,123	13	126	129	1,249

Buy to let
Full interest	24	256	4	27	28	283
Term extension	7	56	—	3	7	59
Capitalisation of arrears	14	104	1	9	15	113
Other	1	8	—	—	1	8

Total	46	424	5	39	51	463

Self certified
Full interest	51	381	10	61	61	442
Term extension	3	24	—	—	3	24
Capitalisation of arrears	15	63	2	10	17	73
Other	2	11	—	4	2	15

Total	71	479	12	75	83	554

All
Full interest	163	1,422	26	199	189	1,621
Term extension	30	368	—	11	30	379
Capitalisation of arrears	35	201	3	20	38	221
Other	5	35	1	10	6	45

Total (audited)	233	2,026	30	240	263	2,266

(1)
Comprises the current stock position of forbearance arrangements (agreed since January 2010).

(2)
The number of accounts does not equate to either the number of customers or the number of properties.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

REPOSSESSIONS

At 31 December 2012, the Group had possession of collateral held as security as follows:

	31 December 2012		31 December 2011
TABLE 6 Repossessions Retail UK mortgages	Number of repossessions at balance sheet date	Balance outstanding before impairment provisions £m	Number of repossessions as at balance sheet date	Balance outstanding before impairment provisions £m
Standard mortgages	70	10	71	9
Buy to let mortgages	139	19	147	19
Self certified mortgages	45	9	55	11

Total residential repossessions	254	38	273	39

TABLE 6a 31 December 2012 Disposal of repossessions Retail UK mortgages	Number of disposals(1) during the year	Balance outstanding after impairment provisions £m
Standard mortgages	194	18
Buy to let mortgages	358	30
Self certified mortgages	141	20

Total residential repossessions	693	68

31 December 2011 Disposal of repossessions Retail UK mortgages	Number of disposals(1) during the year	Balance outstanding after impairment provisions £m
Standard mortgages	224	22
Buy to let mortgages	370	31
Self certified mortgages	186	24

Total residential repossessions	780	77

For the year ended 31 December 2012 the Group disposed of 693 repossessed properties(1) (31 December 2011: 780 repossessed properties disposed of). The total contracted disposal proceeds were adequate to cover the balance outstanding after provisions.

For the year ended 31 December 2012, the proceeds from disposals of repossessed properties from Standard mortgages was £21 million (year ended 31 December 2011: £24 million).

For the year ended 31 December 2012, the proceeds from disposals of repossessed properties from Buy to let mortgages was £31 million (year ended 31 December 2011: £35 million).

For the year ended 31 December 2012, the proceeds from disposals of repossessed properties from Self certified mortgages was £23 million (year ended 31 December 2011: £26 million).

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

FORBEARANCE ARRANGEMENTS—LOANS AND ADVANCES TO CUSTOMERS (EXCLUDING RESIDENTIAL MORTGAGES)

The information below is additional disclosure and it does not form an integral part of the audited financial statements as described in the Basis of preparation on page 198.

The Group continues to extend significant support to customers who are experiencing current difficulties in repaying their debt servicing commitments to restructure loans on a sustainable basis using a range of short term and longer term forbearance solutions as outlined on page 85 of the Risk Management Report. Forbearance strategies are deployed as appropriate and are subject to individual case assessment.

The range of forbearance strategies employed by the Group vary depending on the individual circumstances of the customer, and may result in an amendment to the timing of the contractual cash flows and/or an amendment to the terms of the loan. Typically, a breach or expected breach of loan covenant(s) is the first early indication of a borrower's actual or potential difficulty with servicing debt commitments. Therefore adjustment, non-enforcement or waiver of covenant(s) is frequently an important constituent part of a resolution strategy agreed with a customer, particularly in loan portfolios where covenants are a standard feature of facility agreements. These 'covenant forbearance' arrangements (for example, a waiver of a loan-to-value covenant breach) are unlikely, of themselves, to result in an impact to the timing of contractual cash flows. Other forbearance arrangements are more likely to have a direct impact on the timing of cash flows.

Forbearance alone is not necessarily an indicator of impairment but will always be a trigger event for the Group to undertake an assessment of the customer's financial circumstances and ability to repay. This assessment to determine if impairment has occurred and if a specific provision is required will always take place prior to any decision to grant a concession to the customer. Where a loan is subject to forbearance and no specific provision is required, the loan is reported as forborne. However, where a specific provision is required the loan is reported as impaired.

At 31 December 2012, the stock of forborne loans and advances to customers(1) (excluding Residential mortgages), analysed by forbearance type is as follows:

									Total forborne loans and advances customers €m
	Property & Construction			Non- property SME and corporate				Consumer
31 December 2012 Formal forbearance arrangements	Land & Development €m	Investment €m	Total €m	ROI SME €m	UK SME €m	Corporate €m	Total €m	Total €m
Term extension	172	2,053	2,225	594	182	538	1,314	212	3,751
Adjustment or non-enforcement of covenants	13	1,198	1,211	64	52	704	820	—	2,031
Facilities in breach of terms placed on demand	53	909	962	22	49	—	71	—	1,033
Reduced payment (full interest)	39	216	255	331	54	9	394	—	649
Reduced payment (greater than full interest)	14	268	282	242	64	1	307	1	590
Capitalisation of arrears	1	78	79	9	2	17	28	—	107
Other	19	79	98	140	46	79	265	—	363

Total forborne loans & advances to customers	311	4,801	5,112	1,402	449	1,348	3,199	213	8,524

A description of the type and nature of forbearance measures are outlined on page 394.

The Group's loans and advances to customers (excluding Residential mortgages) at 31 December 2012 were €45.1 billion before impairment provisions, of which €8.5 billion or 19% were classified and reported as forborne loans at 31 December 2012. Property and construction exposures represent 60% of all

(1)
Comprises the current stock position of forbearance arrangements since January 2010.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

forborne loans (excluding Residential mortgages) at 31 December 2012, 38% relate to non-property SME and Corporate lending, with Consumer lending being the lowest at only 2%.

Total loans and advances to customers in the non-property SME and corporate portfolio at 31 December 2012 were €23.0 billion before impairment provisions, of which €3.2 billion or 14% was classified and reported as forborne. Customers in the non-property SME and corporate sector have a number of options typically available to deal with adverse trading conditions, particularly in times of depressed economic conditions in their primary markets, such as reducing operating overheads, sourcing new markets, asset sales and renegotiating terms with suppliers, before their ability to continue to meet their debt servicing commitments is at risk.

Within the non-property SME and corporate portfolio, the total Republic of Ireland SME loans and advances to customers before impairment provisions at 31 December 2012 is €10.7 billion, of which €1.4 billion or 13% is classified and reported as forborne. Within the Irish SME portfolio, term extensions account for 42% of forborne loans at 31 December 2012, reduced payments (full interest) 24% and reduced payments (greater than full interest) 17%. Forbearance resolution strategies for the Group's Irish SME lending are assessed on a case-by-case basis taking account of the individual customer's circumstances and risk profile. Short term resolution arrangements are typically implemented in cases where a customer's cash flow difficulties are considered to be only short term in nature and are expected to improve in the near term due to a change in the customer's operating circumstances. Where cash flow difficulties are considered more long term, and where all other available options of dealing with adverse trading conditions have been considered, longer term forbearance solutions, such as term extensions, are implemented. The longer term strategies look to potential cash flows over a longer time horizon and as economic conditions are expected to normalise.

The total UK SME loans and advances to customers before impairment provisions at 31 December 2012 is €3.5 billion, of which €0.4 billion or 13% is classified and reported as forborne. Within the UK SME portfolio, term extension is the primary forbearance measure, accounting for 41% of forborne loans at 31 December 2012.

The total Corporate loans and advances to customers before impairment provisions at 31 December 2012 is €8.7 billion, of which €1.3 billion or 15% is classified and reported as forborne. Within the corporate portfolio, loan covenant amendments/waivers account for 52% of forborne loans with term extensions representing a further 40%.

Covenants are a standard feature of most facilities originated within the corporate lending portfolio given the larger, structured nature of the facilities. Typically, breach of covenants is the first early indication of actual or potential financial difficulties of a borrower, and as such, a waiver or re-setting of covenant levels is frequently an important element of any resolution strategy agreed with a borrower to address its new operating circumstances. Where a waiver or re-setting of covenants of itself is not sufficient to address a borrower's financial difficulties, and given the relatively shorter-term maturity profile of the portfolio, extension of the loan term represents the alternative solution to assist customers that are experiencing financial difficulties.

Total loans and advances to customers in the Property and construction portfolio at 31 December 2012 were €19.2 billion before impairment provisions, of which €5.1 billion or 27% of the portfolio reported as forborne.

In the Investment property portfolio, total loans and advances to customers at 31 December 2012 is €15.6 billion before impairment provisions, of which €4.8 billion or 31% is reported as forborne. The levels of forbearance in this portfolio is reflective of the challenging conditions of the commercial property

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

market, both in RoI and UK, which has seen significant falls in asset values, increased incidence of tenant default, particularly in the Retail sector, allied with continued illiquidity in the market, all of which has impacted underlying loan book and borrower performance. Term extension is the primary forbearance measure within both the RoI and UK Investment property portfolios, accounting for 43% of total forborne loans at 31 December 2012, covenant amendments/waivers 25% with a further 19% of facilities placed on a demand basis. Given the maturity profile and structuring of the facilities in this portfolio, extending the term of a facility, amending or adjusting the covenant and/or placing the facility on a demand basis, are the most common longer term arrangements utilised, and in particular, in times of reduced market liquidity where refinancing options are limited and short term forced collateral sales unattractive.

The level of the Group's Land and development portfolio classified and reported as forborne, €0.3 billion or 9% at 31 December 2012, is reflective of the challenged nature of this sector which has seen significant declines in land values resulting in the majority of the portfolio being already specifically provisioned.

Total loans and advances to customers in the Consumer portfolio at 31 December 2012 were €3.0 billion before impairment provisions, of which €0.2 billion or 7% of the portfolio is classified and reported as forborne. The €0.2 billion of forborne balances at 31 December 2012 relate to personal loans that have had their term extended as part of a consolidated debt restructure.

The nature and type of forbearance measures include:

•
Adjustment or non-enforcement of covenants:  an arrangement whereby the Group agrees to either waive an actual or expected covenant breach for an agreed period, or adjusts the covenant(s) to reflect the changed circumstances of the borrower.

•
Facilities in breach of terms placed on demand:  an arrangement whereby the Group places a facility in breach of its contractual terms on a demand basis as permitted under the facility agreement rather than enforcing, and pending a more long term resolution.

•
Reduced payments (full interest):  an arrangement where the borrower pays the full interest on the principal balance, on a temporary or longer term basis, with the principal balance unchanged, rather than repaying some of the principal as required under the original facility agreement.

•
Reduced payment (greater than full interest) incorporating some principal repayments:  a temporary or medium term arrangement where the borrower pays the full interest due plus an element of principal due on the basis that principal payments will increase in the future.

•
Capitalisation of arrears:  an arrangement whereby arrears are added to the principal balance, effectively clearing the arrears, with either the repayments or the original term of the loan adjusted accordingly to accommodate the increased principal balance.

•
Term extension:  an arrangement where the original term of the loan is extended and all interest is fully serviced.

•
Other:  Additional, less frequently applied, forbearance arrangements include short term/temporary payment suspensions.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION

GENERAL INFORMATION ON THE COMPANY

The Governor and Company of the Bank of Ireland was established as a chartered corporation by an Act of the Irish Parliament of 1781/2 and by a Royal Charter of King George III in 1783. The Bank of Ireland Group had total assets of €148 billion at 31 December 2012. The address of the principal executive offices is 40 Mespil Road, Dublin 4, Ireland. (Telephone +35316378000).

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

Subsidiaries of the Group include Bank of Ireland (UK) plc (which comprises the financial services relationship with the UK Post Office, its branch business in Northern Ireland, certain assets from its former intermediary source mortgage business, and other parts of its UK business banking operations), Bank of Ireland Life Holdings plc, a life assurance and pensions company in Ireland, ICS Building Society (ICS), a home mortgage business in Ireland, and Bank of Ireland Mortgage Bank (BoIMB).

During 2012, the Group completed its 2011 to 2013 divestment target of €10 billion of international loans under the 2011 PLAR.

The Group provides a broad range of financial services in Ireland to all major sectors of the Irish economy. These include checking and deposit services, overdrafts, term loans, mortgages, business and corporate lending, international asset financing, leasing, instalment credit, invoice discounting, foreign exchange facilities, interest and exchange rate hedging instruments, executor, trustee, life assurance, pension and financial advisory services, including mergers and acquisitions. The Group provides services in euro and other currencies. The Group markets and sells its products on a domestic basis through its extensive nationwide distribution network in Ireland, which consists of 251 full time service branches and c.1,266 ATMs, its direct telephone banking service, direct sales forces and its online services.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

The Bank's main competitors across the range of banking activities are other banks, in particular, Allied Irish Banks plc, Ulster Bank Limited, Danske Bank (formerly National Irish Bank) and Permanent TSB.

Allied Irish Banks plc and Permanent TSB each has its head offices in Dublin. Ulster Bank Limited is a subsidiary of the Royal Bank of Scotland Group plc, while Danske Bank operates as a branch of Danske Bank A/S.

In addition to these banks, there is also competition in different segments from other banks operating in Ireland, building societies, An Post (the Irish Post Office) and credit unions.

The general competitive environment in Ireland is subject to the operation of the Competition Act, 2002 (as amended). The recent Competition (Amendment) Act 2012 (which came into effect on 3 July 2012) has strengthened competition law enforcement. The main provisions of the Act include an increase from five to ten years in the maximum prison sentence for conviction of an offence relating to anti-competitive agreements, decisions and concerted practices; increases in fines that may be imposed for competition offences from €4 million to €5 million; and measures making it easier for private individuals affected by anti-competitive practices to prove an action for damages against a cartelist, once public enforcement proceedings have successfully been taken. An existing provision (under section 10 of the Competition Act, 2002), which provides measures to assist juries in considering complex financial and economic evidence during trials for breaches of competition law, was also commenced.

United Kingdom

The Bank of Ireland Group's operations in the UK, conducted primarily through its FSA regulated UK subsidiary, Bank of Ireland (UK) plc focus on specific market niches, in particular business banking, retail savings, mortgage lending and retail financial services (the latter through its relationship with the UK Post Office).

In the UK (including Northern Ireland) the competitive environment is subject to the Competition Act 1998 and the Enterprise Act 2002, which (as in Ireland) broadly reflect and supplement EU competition legislation. An Enterprise and Regulatory Reform Bill is currently before Parliament which, if enacted, will make a number of changes, one of the main ones being the establishment of a new Competition and Markets Authority which will replace the existing Competition Authority and also take on the competition role of the Office of Fair Trading.

The UK has a competitive and sophisticated financial market. The Group's principal competitors include other providers of personal and commercial financial services, such as banks, building societies, supermarkets and insurance companies many of which have extensive branch networks throughout the UK and some with direct or online-only propositions. Significant recent developments to the UK competitive landscape have included the sale of 632 Lloyds HBOS branches to Co-operative Group plc announced in July 2012, which Lloyds HBOS expect to complete in November 2013.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Promoting competition is one of the three statutory objectives of the new Financial Conduct Authority (which is to take over part of the role of the Financial Services Authority in April 2013). In its document 'Journey to the FCA', published in October 2012 the FCA invited views about how it could achieve a range of outcomes and said that it would strengthen the way it would work with the Office of Fair Trading and (in due course) the new Competition and Markets Authority.

International

In those markets where the Group's strategy is to create niche businesses internationally the range and number of competitors is even more extensive. In addition, certain businesses based in Ireland, such as corporate finance, face competition on an international rather than a national basis.

Inquiries

In January 2013 the Office of Fair Trading concluded, from a review of the UK personal current account market, that further changes were needed to tackle longstanding competition concerns. However, it decided not to refer the matter for investigation to the Competition Commission, pending the changes which it sees as likely to occur in the market. It will revisit the question in 2015.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

SUPERVISION AND REGULATION

Ireland

1.     General regulation and supervision

Measures by the Irish Government to support the Irish financial sector have resulted in closer supervision of financial institutions as well as additional regulatory requirements relating to the specific measures implemented, such as the NPRFC Investment, the Eligible Liabilities Guarantee (ELG) scheme and NAMA.

Banking activities in Ireland are regulated and supervised by the Central Bank. The Irish banking law regulations consist primarily of the Central Bank Acts 1942 to 2011 (including the Central Bank Reform Act 2010 which is described in more detail below), the Central Bank and Credit Institutions (Resolution) Act 2011 (see page 409), the 1992 Supervision Regulations, the 1992 Licensing Regulations, regulations made by the Minister for Finance under the European Communities Act 1972 and regulatory notices issued by the Central Bank. These ministerial regulations and regulatory notices implement EU directives relating to banking regulation, including the First Banking Coordination Directive, the Second Banking Coordination Directive, the Solvency Ratio Directive, the Own Funds Directive, the Large Exposures Directive, the Deposit Guarantee Scheme Directive, the Capital Adequacy Directive and the Capital Requirements Directive. To the extent that areas of banking activity are the subject of EU directives, the provisions of Irish banking law reflect the requirements of those directives.

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

The 2010 Reform Act also included:

•
the requirement for the Central Bank to approve, prior to their appointment, key office holders in financial service providers (the types of office holder to which this obligation will apply will be prescribed by secondary legislation or by orders issued by the Central Bank);

•
the power of the Central Bank to suspend or remove a director, chief executive or other senior executive (prescribed in secondary legislation) from his or her position in a financial services provider; and

•
the power of the Central Bank to impose levies for the purposes of funding regulation of financial service providers.

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

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

The Group is also subject to EU rules relating to capital adequacy, and in the area of monitoring and control of large exposures, by way of the Banking Consolidation Directive as implemented in Irish legislation. The capital framework as set out in the Capital Requirements Directive has been transposed into Irish law via the European Communities (Capital Adequacy of Investment Firms) Regulations 2006 (S.I. No. 660 of 2006) and the European Communities (Capital Adequacy of Credit Institutions) Regulations 2006 (S.I. No. 661 of 2006) (as amended by the European Communities (Capital Adequacy of Credit Institutions) (Amendment) Regulations 2009 (S.I. No. 514 of 2009)) and by way of administrative notice. These regulations set forth minimum start up and ongoing capital requirements for banks licensed by the Central Bank and require applicants for a licence to notify the Central Bank of the identity of certain shareholders and the size of their holdings in the applicant. The Central Bank also sets requirements and standards from time to time for the assessment of applications for licences. The most recent requirements and standards which were published initially in the 'Quarterly Review of the Central

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Bank, Winter 1995' have been updated regularly and are non-statutory requirements which are applied by the Central Bank to credit institutions as a supplement to the statutory requirements referred to generally in this paragraph but do not purport to interpret or refer comprehensively to the statutory provisions applicable to credit institutions.

The Group is subject to extensive regulation and regulatory supervision in relation to the levels of capital in its business. As a result of the current environment and market events, the minimum regulatory requirements imposed on the Group, as well as the manner in which the existing regulatory capital is calculated could change in the future.

Capital Requirements Directive II, EC Directive 2009/111/EC (CRD II) is a package of measures adopted by the European Parliament and Council on 16 September 2009 and implemented in Ireland on 31 December 2010, the most important of which are as follows:

•
Technical changes to the capital requirements for the trading book, including credit risk mitigation for counterparty credit risk;

•
Rules and regulations to strengthen the co-operation between supervisors in crisis situations and to strengthen the powers of (host) supervisors to collect information about systemically relevant branches of supervised financial institutions;

•
Improving the quality of firms' capital by establishing clear EU-wide criteria for hybrid capital eligible to be included in Tier 1 capital. CRD II specifies the features that hybrid capital must have regarding permanence, flexibility of payments and loss absorbency to be eligible as Tier 1 Capital;

•
Enhancing the management of large exposures by restricting a firm's lending beyond a certain limit to any one party;

•
Further elaboration of the rules on liquidity risk management; and

•
Improving the risk management of securitisation, including a requirement to ensure that a firm does not invest in a securitisation unless the originator retains an economic interest.

The EU Capital Requirements Directive III, Directive 2010/76/EU (CRD III), was implemented on 1 January 2011. Key enhancements aim to:

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

•
Increase disclosure standards.

On July 20 2011, the European Commission issued its legislative proposals on a revision of the Capital Requirements (CRD), which seeks primarily to apply the Basel III framework in the EU, as set out in 'Basel III: A global regulatory framework for more resilient banks and banking systems' published on 16 December 2010 by the Basel Committee on Banking Supervision (a forum for regular cooperation on banking supervisory matters). These proposals have recast the contents of the CRD into a revised CRD and a new Capital Requirements Regulation (CRR) which are commonly referred to as the CRR/CRD IV proposals. When implemented, these regulations would have significant implications for the Group from both a capital and liquidity perspective. As the CRR/CRD IV proposals have not yet been finalised and the

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

date for implementation is not yet known, clarification is awaited from regulatory authorities on a number of technical and other factors which could materially impact the Group. Consequently, there remains uncertainty over the final impact of these regulations on the Group.

The transitional arrangements proposed for implementing these new proposals are as follows:

•
National implementation of increased capital requirements are assumed to begin on 1 January 2014;

•
It is expected that there will be a five year phase-in period for new deductions and regulatory adjustments to Common equity tier 1 capital commencing on 1 January 2014;

•
The de-recognition of non-qualifying non-common Tier 1 and Tier 2 capital instruments is expected be phased in over 10 years from 1 January 2014;

•
State-aid instruments are expected to qualify 100% as Common equity tier 1 capital until 2017, subject to certain conditions; and

•
Requirements for changes to minimum capital ratios, including capital conservation and countercyclical buffers, as well as additional requirements for globally systemically important banks, are expected to be phased in from 2014 to 2019.

The significant categories of new capital deductions and regulatory adjustments which are expected to be phased-in over the five year period from 1 January 2014 include:

•
Pensions deficit add back;

•
Significant investments in non-consolidated financial institutions;

•
Expected loss net of provisions;

•
Deferred tax assets not relating to timing differences (deferred tax assets phase-in period may be extended to ten years in final legislation); and

•
Unrealised losses on available-for-sale securities.

The proposed significant risk weighted asset changes include:

•
Credit valuation adjustment;

•
Financial institutions correlation factor;

•
Securitisations; and

•
Risk weights for SME exposures.

The Group's current assumption is that the Common equity tier 1 (CET 1) regulatory requirement under Basel III will be 10% for Bank of Ireland and, on a phased basis, the Group would expect to maintain a buffer above this regulatory requirement. In addition, based on the Group's current interpretation of the draft Basel III regulations, the Group's pro forma CET 1 ratio, including the 2009 Preference Shares (which will continue to be considered as CET 1 until 31 December 2017), is estimated at 8.5% as at 31 December 2012 on a 'fully loaded'(1) basis.

The Solvency II Directive (Directive 2009/138/EC) is a fundamental review of the capital adequacy regime for the European insurance industry. When implemented (previously required by 1st January 2014 but now deferred) it will have a significant impact on the capital requirements for life assurance companies. As currently drafted the impact on the Group's life assurance business is expected to be positive and to the

(1)
Full implementation Basel III ratio based on current interpretation of regulatory requirements.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

extent that New Ireland Assurance Company plc has not been disposed of in accordance with the terms of the Revised 2011 EU Restructuring Plan this may have an impact on the capital structure of the Group.

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

The Central Bank of Ireland issued a paper in December 2011 entitled 'Impairment Provisioning and Disclosure Guidelines' which sets out guidelines regarding the policies, procedures and disclosures which should be adopted for loans and receivables financial assets that are subject to impairment review.

Following engagement with the Central Bank of Ireland, the Group has provided additional asset quality disclosures in the Annual Report for the year ended 31 December 2012 in relation to its loan portfolios disclosures, Impairment, Divisional split of asset quality, forbearance disclosures for each portfolio and disclosures relating to assets held for sale. These are included within the 'Supplementary Information' section on pages 367 to 394.

As outlined in the 'Principal Risks and Uncertainties' of the Risk Management Report, the Group is subject to risks associated with the Irish banking system and the regulatory environment in the jurisdictions in which the Group carries out its principal activities, primarily in Ireland and the UK.

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

In February 2012, the Minister for Finance gave notice that at the request of Bank of Ireland (UK) plc and pursuant to paragraph 13 of the Schedule to the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009, deposits made with Bank of Ireland (UK) plc after 30 March 2012 will not be guaranteed under the scheme and Bank of Ireland (IOM) Limited withdrew from the ELG scheme for new deposits with effect from 10 August 2012.

On 26 February 2013, the Minister for Finance announced that the ELG scheme will be withdrawn for all new liabilities from midnight 28 March 2013 for all participating banks. After this date no new liabilities will be guaranteed under the scheme.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

In 1997, the EU Investor Compensation Directive laid down basic requirements for investor compensation schemes. This was done to provide a harmonised minimum level of investor protection across the EU. In Ireland, this Directive was transposed into Irish law pursuant to the Investor Compensation Act, 1998 under which the Investor Compensation Company Limited ('ICCL') was established.

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

The Central Bank has implemented a Consumer Protection Code and Minimum Competency Requirements. The Consumer Protection Code, fully effective from July 2007, applies to banks and building societies, insurance undertakings, investment business firms, mortgage intermediaries and credit unions. The Central Bank issued a revised Code of Practice in relation to Consumer Protection in the last quarter of 2011 and this revised code was implemented in 2012. The Consumer Protection Code requires regulated entities to know their customers and their suitability for products or services, to prepare terms of business and minimum levels of information for customers, including disclosure requirements and customer record obligations, to identify all charges, fees or other rewards connected with the supply of a service and to establish processes to deal with errors, complaints and conflicts of interest. There are also detailed rules on the fairness of advertising, and specific sectoral rules on banking products, loans, insurance services and investment products.

The Minimum Competency Requirements, effective from January 2007, require employees of regulated entities who provide advice on or sell retail financial products to acquire the competencies set out therein and to engage in continuing professional development on an ongoing basis. The Central Bank issued a

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

revised code of practice in relation to the Minimum Competency Requirements in 2011 which was effective from December 2011 and has been implemented by the Group.

A financial services ombudsman's bureau and a financial services ombudsman council have been established under the Central Bank and Financial Services Authority Act of 2004. This Act also sets out the functions and powers of that council and bureau, respectively.

The Protocol between the Central Bank of Ireland and the Auditors of Regulated Finance Service Providers which was issued on 6 December 2011 aims to enhance the information sharing between the Central Bank and the auditors of all regulated financial service providers thereby improving the regulatory and statutory audit processes. The Protocol covers both bilateral and trilateral meetings.

On 13th March, 2013 the Central Bank announced new measures to address mortgage arrears, including the publication of performance targets for the main Irish mortgage banks (which include the Group) and proposed changes to the Code of Conduct on Mortgage Arrears (CCMA). The Central Bank will consider regulatory action, including the imposition of additional capital requirements, for Irish banks that fail to meet targets or which demonstrate poor resolution strategies or poor execution of their strategies. The Central Bank is also setting out its plans to require more rigorous provisioning for mortgage loans in arrears greater than 90 days which have not been subject to a sustainable solution.

Credit Institutions (Stabilisation) Act 2010

The Credit Institutions (Stabilisation) Act 2010 (the Stabilisation Act) has been extended for a period of 24 months from 31 December 2012 to 31 December 2014 and gives the Minister for Finance extensive powers regarding the affairs, assets and liabilities of certain covered financial institutions in Ireland, including the Bank. In particular, Section 48 of the Stabilisation Act imposes a duty on the Directors of the Bank to align the activities of the Bank and the duties and responsibilities of the Directors, officers and employees of the Bank, with the public interest and the other purposes of the Stabilisation Act (as set out in Section 4 of the Stabilisation Act). This duty is owed by the Directors to the Minister, on behalf of the State, and takes priority over any other duty of the Directors.

The Central Bank and Credit Institutions (Resolution) Act 2011 (the Resolution Act 2011)

The introduction of the Credit Institutions (Stabilisation) Act 2010 created a mechanism for State intervention in the banking industry to a degree which could have a very significant adverse impact on the Group's operations. This legislation is scheduled to cease to have effect on 31 December 2014, to be replaced as far as the Group is concerned by the existing permanent resolution regime for all other relevant financial institutions, as provided by the Central Bank and Credit Institutions (Resolution) Act 2011 (the Resolution Act 2011). Under the Resolution Act 2011 the Central Bank is given the authority to take over, run and break up troubled financial institutions as it seeks to minimise the cost of a bank failure for taxpayers (this power rests with the Minister under the Stabilisation Act). A special resolution fund is also to be set up, with a levy to be placed on banks to cover the cost of the Central Bank assuming control of a financial institution. Both the Resolution Act and the Stabilisation Act allow the Central Bank and the Minister respectively to require banks to be managed in the national interest rather than shareholders' interest. Under the Resolution Act, the Central Bank is also given the power to make an application to the High Court to appoint a special manager to run troubled banks and is also allowed to remove any staff directors or consultants. It can also create 'bridge banks' to take control of deposits and loans of a failed Institution pending their transfer to another bank.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

European Banking Authority (EBA) Guidelines on Internal Governance

The EBA published new Guidelines on Internal Governance in September 2011. The Central Bank has directed the full implementation of these Guidelines which cover: Corporate Structure and Organisation; Management Body; Risk Management; Internal Control; Systems and Continuity; and Transparency. These Guidelines have been implemented by the Group.

Financial Regulator—Prudential Capital Assessment Review/Prudential Liquidity Assessment Review

Regulatory Initiatives and Capital Stress Testing

2011 PCAR/PLAR

On 31 March 2011 the Central Bank announced the results of the 2011 PCAR. The incremental capital requirement arising from the 2011 PCAR together with the capital raised and generated by the Group over the past three years will ensure a sustainable, robust future for Bank of Ireland as a systemically important bank, continuing to support our customers, and contributing to economic growth, thereby benefiting all our stakeholders.

The key highlights of the 2011 PCAR results for the Group are as follows: a requirement to generate incremental equity capital of €4.2 billion including a regulatory buffer of €0.5 billion, leading to a very strongly capitalised Group with a Core tier 1 ratio at 31 December 2011 of 15.1% (14.3% of PCAR/EBA stress test basis)(1).

The equity capital requirement is set to cover:

•
the higher target capital ratios set by the Central Bank of a minimum Core tier 1 ratio (PCAR/EBA stress test basis)(1) of 10.5% on an on-going basis and a Core tier 1 ratio of 6% under the adverse stress scenario;

•
a prudent regulatory buffer of €0.5 billion for additional conservatism;

•
the adverse stress scenario loan loss estimates based on aggressively conservative assumptions;

•
notwithstanding that the land and development loans of the Group where an individual customer/sponsor exposure was less than €20 million at 31 December 2010 were not expected to transfer to NAMA, the 2011 PCAR process was prepared under an assumption that the relevant loans would transfer to NAMA using conservative loss on disposal assumptions; and

•
a conservative estimate of losses arising from deleveraging under an adverse stress scenario.

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

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

In addition €1.0 billion of Contingent Capital was also required through the issue of a debt instrument which under certain circumstances would convert to equity capital.

European Banking Authority (EBA) stress testing

The EBA was established on 1 January 2011 with a broad remit that included safeguarding the stability of the EU financial system. The EBA is required, in cooperation with the European Systemic Risk Board (ESRB), to initiate and coordinate EU-wide stress tests to assess the resilience of financial institutions to adverse market developments. Building on experience of two previous EU-wide stress tests undertaken by the EBA's predecessor, the Committee of European Banking Supervisors (CEBS), the EBA conducted a stress test on a wide sample of banks (including the Group) in the first half of 2011. This exercise was undertaken in coordination with national supervisory authorities, the ESRB, the European Central Bank (ECB) and the European Commission.

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

On 15 July 2011 the EBA announced the results of the 2011 stress test. The Group passed the stress test, where under the adverse stress scenario, the Group's Core tier 1 ratio was estimated to be 7.1% at 31 December 2012, which would have been 2.1% or €1.3 billion in excess of the 5% Core tier 1 capital requirement in the adverse stress scenario. The result confirms the adequacy of the Group capital raising proposals and the ability of the Group to remain above the required minimum capital ratio under the EBA severe adverse stress scenario. Furthermore, the proposed €1 billion of Contingent Capital would, if required, add a further 1.6% to the Group's Core tier 1 ratio, bringing it up to 8.7% under the EBA adverse stress scenario at 31 December 2012.

On 8 December 2011 the EBA announced the results of its capital exercise incorporating a capital buffer against sovereign debt exposures. Bank of Ireland passed the capital exercise with a Core tier 1 ratio of 12.9% which was 3.9% or €2.7 billion in excess of the 9% Core tier 1 requirement set by the EBA.

In October 2012, the Group exceeded the required 9% Core tier 1 ratio including the sovereign buffer as stated in the EBA December 2011 Recommendation. The Group's Core tier 1 ratio at 30 June 2012, for the purpose of the EBA Capital Exercise, of 13.8% was €3 billion or 4.8% in excess of the 9% Core tier 1 capital requirement. The Group's Core tier 1 ratio was calculated using the methodology set out in the EBA December 2011 Recommendation and reflected the exceptional and temporary capital buffer against sovereign debt exposures based on market prices as at the end of September 2011. As noted by the Central Bank of Ireland the results showed that the Group did not require any additional capital.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Recapitalisation of the Bank

Information on the Recapitalisation of the Bank in the years ended 31 December 2011 and 31 December 2010 is shown in notes 49 and 50 to the consolidated financial statements.

2.     Government Guarantee Schemes

The Government introduced the Credit Institutions Financial Support (CIFS) scheme on 30 September 2008 which guaranteed the deposits and certain liabilities of covered institutions and it expired on 29 September 2010.

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

On 12 December 2012, the Minister for Finance announced that the European Commission approved an extension of a modified ELG scheme to enable the issuance period to extend to 30 June 2013 (which is the maximum period permitted for such approval under the European Commission's policy on guarantee schemes in the financial sector). On that date the Minister for Finance noted however that it is was his intention begin withdrawal of the ELG scheme as soon as is practicable. On the 26 February 2013 the Minister for Finance announced that deposits made after midnight on the 28 March 2013, would not be guaranteed under the Scheme. Eligible liabilities incurred after January 2010 and before midnight on the 28 March 2013 would continue to be guaranteed until their next maturity, subject to a maximum term of 5 years.

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

In February 2012, the Minister for Finance gave notice that at the request of Bank of Ireland (UK) plc and pursuant to paragraph 13 of the Schedule to the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009, deposits made with Bank of Ireland (UK) plc after 30 March 2012 will not be guaranteed under the scheme and Bank of Ireland (IOM) Limited withdrew from the ELG scheme for new deposits with effect from 10 August 2012.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

Section 131 of the NAMA Act provides that a Participating Institution from which NAMA has acquired an Eligible Bank Asset may be obliged to continue to service (i.e. manage) the Eligible Bank Asset and a Participating Institution must comply with directions given by NAMA in respect of servicing such assets. In addition, Section 133 of the NAMA Act provides that NAMA may, for the furtherance of the achievement of its purposes under the Act, give directions to a Participating Institution to deal in a specified way with an Eligible Bank Asset which was not acquired. In exercising servicing obligations for NAMA, a Participating Institution must ensure that all relevant authorisations, consents and licences are in place. NAMA itself services Eligible Bank Assets that it has acquired.

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

NPRFC Investment

See notes 49 and 50 to the Consolidated Financial Statements and Charter and Bye-Laws on pages 155 to 163.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

4.     Recent legislation impacting the regulation and supervision of the banking sector

The Central Bank and Credit Institutions (Resolution) Act 2011 (the Resolution Act 2011)

The introduction of the Credit Institutions (Stabilisation) Act 2010 created a mechanism for State intervention in the banking industry to a degree which could have a very significant adverse impact on the Group's operations. This legislation is scheduled to cease to have effect on 31 December 2014, to be replaced as far as the Group is concerned by the existing permanent resolution regime for all other relevant financial institutions, as provided by the Central Bank and Credit Institutions (Resolution) Act 2011 (the Resolution Act 2011). Under the Resolution Act 2011 the Central Bank is given the authority to take over, run and break up troubled financial institutions as it seeks to minimise the cost of a bank failure for taxpayers (this power rests with the Minister under the Stabilisation Act). A special resolution fund is also to be set up, with a levy to be placed on banks to cover the cost of the Central Bank assuming control of a financial institution. Both the Resolution Act and the Stabilisation Act allow the Central Bank and the Minister respectively to require banks to be managed in the national interest rather than shareholders' interest. Under the Resolution Act, the Central Bank is also given the power to make an application to the High Court to appoint a special manager to run troubled banks and is also allowed to remove any staff directors or consultants. It can also create 'bridge banks' to take control of deposits and loans of a failed Institution pending their transfer to another bank.

Personal Insolvency Act 2012

The Personal Insolvency Act 2012 ("the Act") was enacted on the 26th of December 2012. On the 1st of March 2013, the Minister for Justice commenced certain parts of the Act which deal with the establishment and functioning of the Insolvency Service, the authorisation and regulation of Personal Insolvency Practitioners and other ancillary powers.

The main parts of the Act which introduces three non-judicial debt settlement procedures for individuals and reforms the current bankruptcy regime have not yet been commenced. Two of the proposed new arrangements, Debt Relief Notices and Debt Settlement Arrangements concern unsecured debt and will allow for the write-down or restructuring of unsecured debt owed by certain eligible individuals. Personal Insolvency Arrangements will allow for the write-down or restructuring of both secured and unsecured debt owed by certain eligible individuals.

The Bank has and will continue to engage constructively with all stakeholders in connection with the process.

Mortgages Arrears Legislation

On 13th March, 2013 the Central Bank announced new measures to address mortgage arrears, including the publication of performance targets for the main Irish mortgage banks (which include the Group) and proposed changes to the Code of Conduct on Mortgage Arrears (CCMA). The Central Bank will consider regulatory action, including the imposition of additional capital requirements, for Irish banks that fail to meet targets or which demonstrate poor resolution strategies or poor execution of their strategies. The Central Bank is also setting out its plans to require more rigorous provisioning for mortgage loans in arrears greater than 90 days which have not been subject to a sustainable solution. It is anticipated that a legal and regulatory regime will be put in place in 2013 to support these measures.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

UNITED KINGDOM

The Group's subsidiary bank in the United Kingdom, Bank of Ireland (UK) plc, comprises the financial services relationship with the UK Post Office, its branch business in Northern Ireland, certain assets from its former intermediary source mortgage business, and other parts of its UK business banking operations.

Bank of Ireland (UK) plc

Bank of Ireland (UK) plc, a wholly owned subsidiary of the Group, commenced business on 1 November 2010. It is a United Kingdom registered bank which is directly authorised and regulated by the FSA and therefore subject to the full FSA prudential and conduct of business regulatory regime.

Bank of Ireland (UK) plc undertakes the majority of Group banking business within the United Kingdom, which includes; current account banking services, lending and deposit gathering through the Northern Ireland branch network and business banking relationship managers; all new residential mortgage lending within the United Kingdom; and certain business and consumer credit provision activities.

As well as banking activities undertaken in its own name, Bank of Ireland (UK) plc also participates and manages the Group's interest in its financial services arrangement with the Post Office Limited. Bank of Ireland (UK) plc acts as the product provider for deposits, residential mortgages and other banking products provided under this arrangement. As a consequence of these arrangements Post Office Limited is an appointed representative of Bank of Ireland (UK) plc for those activities it carries out which are regulated by the FSA.

As a consequence of Bank of Ireland (UK) plc being authorised by the FSA, deposits held with the firm are protected by the Financial Services Compensation Scheme (FSCS) which protects the first £85,000 of deposits, per depositor, per institution.

In respect of its banking operations in Northern Ireland, Bank of Ireland (UK) plc is empowered to issue bank notes as local currency.

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

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

Under the Banking Consolidation Directive as implemented in the United Kingdom, the FSA is empowered in specified circumstances to impose a prohibition on, or to restrict the listed activities of, an EEA credit institution providing services into the United Kingdom. Consistent with the allocation of supervisory responsibilities in the Banking Consolidation Directive, the FSA would usually exercise its power only after consulting the relevant home state authority which, as a 'consolidated supervisor' under the Banking Consolidation Directive, amongst other things, coordinates the gathering and dissemination of information amongst any relevant supervisory authorities. The home state authority also provides for the exchange of information and the planning and co-ordination of supervisory activities in crisis situations and in cases where the authorities become aware of contraventions of the law by institutions covered by the Banking Consolidation Directive operating in their territory. In addition to being able to enforce its conduct of business rules, the FSA also has certain enforcement powers under UK legislation.

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

The FSA's basic method of supervising banks involves the regular reporting of statistical information and a regular set of returns giving balance sheet and consolidated statement of income data, material on the maturity structure of assets and liabilities, sector–analysis of business and details of concentration of risk in assets and deposits. Review meetings are held by the FSA with the management of regulated firms. Under the risk based approach introduced in 2001, the FSA's supervision of banks is based on a systematic analysis of the risk profile of each bank. The FSA also publishes requirements it expects banks to meet on matters such as capital adequacy, limits on large exposures to individual entities and groups of closely connected entities, and liquidity.

In order to maintain authorisation under the FSMA, regulated firms (such as Bank of Ireland (UK) plc) must be able to demonstrate that they meet (and will continue to meet) a number of threshold conditions set out in the FSMA. For example, authorised firms must have adequate financial resources, not have close links of a nature that would impede the FSA's supervision of the firm and generally satisfy the FSA that they are a fit and proper person. In addition, firms are subject to the rules set out in the FSA Handbook, which also provides guidance on the application and interpretation of these rules. The FSA Handbook contains rules governing senior management arrangements, systems and controls, conduct of business, training and competence, money laundering and complaints handling. Any person within an FSA-regulated firm performing a controlled function will also need to be personally approved by the FSA under its Approved Persons regime. Approved persons are individually regulated by the FSA, and personally accountable to it, and must meet on-going standards of conduct and fitness and propriety. The FSA has the power to take a wide range of disciplinary actions against regulated firms and any FSA approved persons, including private warnings, public censure, the imposition of fines, the variation, suspension or termination of the firm's authorisation or the removal of approved status from individuals.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

On 1 November 2009, the FSA introduced its Banking Conduct Regime for retail banking. The main constituents of the regime are: (a) extending the FSA's principles for businesses as they apply to deposit taking, from prudential matters only, to conduct of business matters in addition; (b) conduct of business requirements in the Payment Services Regulations 2009 (PSR), which apply to certain payment services made in euro or sterling; and (c) FSA Handbook rules on banking conduct of business, which apply to deposit taking in respects not covered by the PSR. On 1 November 2009, the British Bankers' Association, the Building Societies Association and the UK Cards Association launched The Lending Code, a voluntary code on unsecured lending to personal and small business customers, which is monitored and enforced by the Lending Standards Board.

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

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

The FOS determines complaints on the basis of what, in its opinion, is fair and reasonable in all the circumstances of the case. The maximum level of financial award by the FOS is £150,000 plus interest and costs. The FOS may also make directions awards, which direct the business to take steps as the FOS considers just and appropriate.

Consumer protection legislation

In the United Kingdom, persons carrying on consumer credit business, consumer hire business or an ancillary credit business need a consumer credit licence from the UK Office of Fair Trading (OFT) under

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

Reform of the Financial Regulatory System

In 2010, the government outlined its proposals for a new regulatory system. It announced that the FSA would be succeeded by two new regulatory authorities–the Prudential Regulation Authority (PRA), responsible for the prudential supervision of banks and insurance, and the Financial Conduct Authority (FCA), focusing on consumer protection and market regulation–creating a 'twin peaks' style regulatory model in the UK. These changes come into effect on 1st April 2013.

Reform of Consumer Credit Legislation

The UK Government has announced that with effect from 1st April 2014 responsibility for consumer credit regulation will transfer to the Financial Conduct Authority.

UNITED STATES

In the United States, the Bank, its Connecticut Branch ('Branch'), its representative offices and certain of its US non-bank subsidiaries are subject to a comprehensive regulatory framework involving numerous federal and state statutes, rules and regulations.

The Bank operates a branch in Connecticut from which it conducts a wholesale banking business. The Branch is licensed, and subject to regulation and examination, by the Connecticut Department of Banking. The Bank also maintains representative offices in the States of New York and Illinois. These representative offices are licensed by their respective state bank authority and are subject to the laws and regulations of those states. In addition, the Board of Governors of the Federal Reserve System exercises supervisory and regulatory authority over the Branch, the representative offices and has umbrella or overall supervisory responsibility for the US activities of the Group. US and State laws and regulations, including prudential restrictions, limit the permissible US activities of a foreign bank. For example, the Branch has limits on the amount of credit it may grant to a single borrower, the Branch may not accept retail deposits, and Branch

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

deposits and obligations are not insured by the US Federal Deposit Insurance Corporation or any other United States government agency. In addition, the Connecticut Department of Banking has the authority to take possession of the business and property of the Group located in Connecticut in certain circumstances relating to the Branch. Such circumstances generally include violations of law, unsafe business practices and insolvency.

In addition to the direct regulation of our US banking offices, by operating a branch in the United States, the Bank and its subsidiaries are subject to regulation by the Board of Governors of the Federal Reserve System under various laws, including the Bank Holding Company Act of 1956, as amended (BHCA), and the International Banking Act of 1978. In this regard, the Bank has elected to become a 'financial holding company' (FHC) under the BHCA. FHCs may engage in a broader spectrum of commercial activities than are permitted to banking organisations that are not FHCs, including underwriting and dealing in all types of securities and merchant banking activities. To maintain its FHC status, the Bank is required to meet or exceed certain capital ratios and its Branch is required to meet or exceed certain examinations ratings. The failure to maintain FHC status could limit the activities of the Bank and its subsidiaries in the US and it may have other adverse consequences.

The U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act) contains far reaching regulatory reform, and will change the way in which the Group is regulated in the US and in some cases outside the US. Since enactment of the Dodd-Frank Act in July 2010, there has been a stream of proposed regulations and final regulations issued by the various financial sector administrative agencies (e.g., the SEC, the CFTC, the Federal Reserve Board) and others are expected. Approximately one-half of the regulations have been either proposed or enacted. These regulations include new rules for derivatives trading, reporting and clearing, prohibitions on proprietary trading, and the sponsorship of, and investment in, hedge funds and private equity funds (the "Volcker rule"), new regulations for foreign investment advisors, systemic risk oversight, and heightened prudential standards for large US and foreign banking organisations and the submission to US Regulators of a Living Will or resolution planning. The Dodd-Frank Act also makes changes to the corporate governance requirements applicable to Boards and shareholder "say-on-pay" of executive compensation and severance payments for departing employees. At the end of 2012, the Federal Reserve issued proposed rules for foreign banking organizations in the US (sections 165 and 166 of Dodd-Frank Act) that include (i) a requirement for an intermediate holding company to hold US subsidiary operations, (ii) risk-based capital and leverage requirements, (iii) liquidity requirements (both substantive and procedural), (iv) single-counterparty credit limits, (v) risk management and risk committee requirements, (vi) stress test requirements, including public disclosure of the results, (vii) a debt-to-equity limit, and (viii) a framework for early remediation of financial weaknesses. The proposal would impose different requirements based on the overall size of the foreign banking organization and the size of its US-based assets. If the rules are adopted as proposed, the Bank would be subject to risk-management and risk committee requirements in the US and be required to meet stress testing requirements under Irish law that must be broadly consistent with US requirements based on the current size of its global and US operations. As of this date, it is still uncertain whether the cost or impact of compliance with the Dodd-Frank Act will be materially adverse (measured by revenue) to the Group. A definitive analysis of the effects of the legislation will not be available until all the final regulations have been fully adopted, a process which is underway and which will take effect over several years.

A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions issued by the Office of Foreign Assets Control. The Bank Secrecy Act as amended by the USA PATRIOT Act imposes obligations on the Branch and the Group's subsidiaries to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

and to verify the identity of their clients to ensure compliance with US economic sanctions against designated foreign countries, nationals and others. Failure to maintain and implement adequate programmes to combat money laundering and terrorist financing or to ensure economic sanctions compliance, could have serious consequences, in legal and monetary terms and in terms of our reputation.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

ISLE OF MAN

The Isle of Man Depositors Compensation Scheme ('the Scheme') was established by the Depositors' Compensation Scheme Regulations 2010, in which Bank of Ireland (IOM) Limited ('BOI IOM'), as a licensed deposit taker, participates. The Scheme compensates people with money in current and deposit accounts in financial institutions in the Isle of Man (including in the Bank) with up to £50,000 of net deposits (loans may be netted off against any deposits held with the same deposit taker) per individual depositor or £20,000 for most other categories of depositor. Cover is calculated per depositor, per deposit taker, if a bank fails.

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

BOI IOM became a participating institution for the purposes of the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 ('the ELG') on the 11 January 2010. Since 10 August 2012, participation in the ELG has been limited and all eligible net deposits (demand and new fixed term) with BOI IOM are solely covered by the Isle of Man's Depositors' Compensation Scheme up to the maximum compensation of £50,000.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

ECONOMIC CONDITIONS AFFECTING THE GROUP

The majority of the Group's business activities are in Ireland and the UK.

The Irish economy returned to modest growth in 2011, after three years of contraction, expanding by 1.4% according to the Central Statistics Office (CSO), and the consensus view is that GDP expanded again in 2012, by 0.6% (source: Reuters poll). The recovery has been led by exports as domestic demand has been weak, falling by 4.3% in 2011 and 1.2% in 2012 (Source: CSO). The most recent data implies that this may be changing however as domestic demand rose on an annual basis in the third quarter of 2012 for the first time since early 2008 (Source: CSO), led by a pick up in capital spending on machinery and equipment. The Irish government expects the latter to grow in 2013 but to be offset by falls in government spending and personal consumption leaving domestic demand broadly flat, with a positive contribution from net exports resulting in GDP growth of 1.5% (Source: Budget 2013).

Employment in Ireland fell consistently from 2007 to mid-2012 and although the labour force also declined (primarily due to net emigration) the unemployment rate rose sharply, from a low of 4.5% in 2006 to 15% in early 2012 (Source: CSO). The unemployment rate has fallen to 14.1% in early 2013 (Source: CSO) and employment appears to have stabilised. The annual rate of inflation, as measured by the Consumer Price Index (CPI), fell to 1.7% in 2012 from 2.6% in 2011 (Source: CSO), in part due to lower mortgage rates and a series of rate reductions by the ECB. Bank lending to the private sector is contracting according to the Central Bank of Ireland, with net mortgage lending falling by 1.6% in the twelve months to December 2012, while private sector deposits rose over the same period by 2.5%. Residential property prices started falling in 2007 and by March 2012 had declined by 50% from the peak (Source: CSO) but signs of stabilisation have emerged as prices rose marginally in the second half of 2012. Commercial property prices have also fallen steeply, by 67% (Source: Investment Property Databank (IPD) index) and the Irish Government reduced the stamp duty on non-residential property transactions from 6% to 2% in the 2012 Budget and introduced a tax incentive for buyers of commercial property.

The downturn in the economy and the decision by the Irish government to provide capital support to the domestic banking system contributed to a substantial increase in Ireland's annual fiscal deficit and in total sovereign debt: Standard & Poor's (S&P) cut Ireland's sovereign debt rating to BBB+. In November 2010 the Government agreed a package with the IMF, the EU and the ECB ('the troika') incorporating official loans (and some bilateral loans) amounting to €67.5bn to be drawn down as required to fund the fiscal deficit and to aid in the recapitalization of the banking system. In return the Irish government is required to meet quarterly fiscal targets and has committed to reducing the annual fiscal deficit to under 3% of GDP by 2015, via measures to increase revenue and reduce exchequer spending. The 2012 Budget deficit emerged at under 8% of GDP (Source: Department of Finance) and the 2013 Budget projected a deficit of 7.5% of GDP.

The UK economy grew by 0.2% in 2012 following a 0.9% expansion in 2011 (Source: Office for National Statistics (ONS)) although activity contracted in the first half of last year and in the final quarter. Employment has grown over the past year, and the unemployment rate ended 2012 at 7.7% (31 December 2011: 8.4%) (Source: ONS). The independent Office for Budget Responsibility (OBR) expects the economy to grow by 1.2% in 2013 and the unemployment rate to average 8.2%. Inflation as measured by the CPI, has been above the Bank of England's (BoE) 2% target (averaging 4.5% in 2011 and 2.8% in 2012). The BoE believed that there was a significant risk that inflation would eventually fall and cut interest rates to an historic low of 0.5%. In an effort to boost credit creation and stimulate economic activity the BoE purchased £375 billion in government bonds. In July 2012 the BoE announced a further initiative, the Funding for Lending scheme which allows participating banks access to low cost funding. House prices have shown little change over the past two years (Source: Nationwide index) and mortgage lending has shown little or no growth (Source: BOE).

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT OF 2012

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA) added new section 13(r) to the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), requiring a public reporting issuer to disclose in its annual and quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report, including activities not prohibited by U.S. law and conducted outside the U.S. by non-U.S. affiliates in compliance with local law.

The Group holds certain accounts for the Embassy of Iran in Ireland, and certain Embassy personnel, and process payments into and out of those accounts related to official Embassy business, scholarship payments to Iranian students in Ireland and the personal expenses of Embassy personnel. These accounts are used for local expenses and are operated in accordance with applicable local law and authorisations. For the period covered by this report, the Group had €1,021 in gross revenues for all Iranian bank-related activity described in this section, which includes fees and/or commissions. The Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profits measure. The Group intends to maintain these accounts, in accordance with applicable local law and authorisations.

INTEREST RATES—IRELAND, UK AND US

	31 December 2012%	31 December 2011%	31 December 2010%
Ireland
European interbank offered rate:
One month Euribor	0.11%	1.02%	0.78%
Three month Euribor	0.19%	1.36%	1.01%
United Kingdom
London interbank offered rate:
One month	0.49%	0.77%	0.59%
Three month	0.52%	1.08%	0.76%
United States
Prime Rate	3.25%	3.25%	3.25%

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

AVERAGE BALANCE SHEET AND INTEREST RATES

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for the year ended 31 December 2012, the year ended 31 December 2011 and the year ended 31 December 2010. The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group. The explanation of the underlying business trends in the Group's net interest margin is explained on pages 23 and 24.

	31 December 2012			31 December 2011				31 December 2010
ASSETS	Average balance €m	Interest €m	Rate %	Average balance €m		Interest €m	Rate %	Average balance €m		Interest €m	Rate %
Loans and advances to banks(1)
Domestic offices	6,417	56	0.9	4,699		28	0.6	5,589		43	0.8
Foreign offices	11,097	48	0.4	5,111		36	0.7	3,357		24	0.7
Loans and advances to customers(2)
Domestic offices	52,953	2,272	4.3	62,509		2,850	4.6	73,081		3,147	4.3
Foreign offices	45,676	1,164	2.5	51,073		1,239	2.4	57,935		1,626	2.8
Available for sale financial assets and NAMA senior bonds
Domestic offices	15,878	463	2.9	16,675		443	2.7	19,371		332	1.7
Foreign offices	245	3	1.2	2,324		22	0.9	790		7	0.9
Other financial assets at fair value through profit or loss
Domestic offices	1	—	—	14		—	—	77		—	—
Foreign offices	28	—	—	56		—	—	95		—	—

Total interest earning assets	132,295	4,006	3.0	142,461	(3)	4,618	3.2	160,295	(3)	5,179	3.2

Domestic offices	75,249	2,791	3.7	83,897		3,321	4.0	98,118		3,522	3.6
Foreign offices	57,046	1,215	2.1	58,564		1,297	2.2	62,177		1,657	2.7

	132,295	4,006	3.0	142,461		4,618	3.2	160,295		5,179	3.2
Non interest earning assets	20,463	—	—	16,177		—	—	17,075		—	—

Total assets	152,758	4,006	2.6	158,638		4,618	2.9	177,370		5,179	2.9

Percentage of assets applicable to foreign activities			38.8%				37.8%				36.9%

(1)
Including Cash and balances at Central banks.

(2)
Including assets held for sale to NAMA and Assets classified as held for sale.

(3)
For the year ended 31 December 2011 and the year ended 31 December 2010, average assets of €142 billion and €160 billion respectively include loans and advances to customers before specific impairment provision of €4.6 billion and €4.9 billion respectively.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

	31 December 2012				31 December 2011			31 December 2010
LIABILITIES AND STOCKHOLDERS' EQUITY	Average balance €m	Interest €m		Rate %	Average balance €m	Interest €m	Rate %	Average balance €m	Interest €m	Rate %
Deposits from banks
Domestic offices	29,029	366		1.3	38,229	752	2.0	25,370	276	1.1
Foreign offices	580	14		2.4	289	14	4.8	325	10	3.1
Customer accounts
Domestic offices	31,302	739		2.4	30,852	812	2.6	41,570	1,103	2.7
Foreign offices	27,819	920		3.3	22,677	786	3.5	26,409	759	2.9
Debt securities in issue
Domestic offices	15,065	425		2.8	18,428	515	2.8	31,514	456	1.4
Foreign offices	2,069	25		1.2	2,986	34	1.1	5,673	44	0.8
Subordinated liabilities
Domestic offices	1,149	144	(1)	12.5	1,524	133	8.7	3,840	225	5.9
Foreign offices	239	15		6.3	617	38	6.2	868	87	10.0

Total interest bearing liabilities	107,252	2,648		2.5	115,602	3,084	2.7	135,569	2,960	2.2

Domestic offices	76,545	1,674		2.2	89,033	2,212	2.5	102,294	2,060	2.0
Foreign offices	30,707	974		3.2	26,569	872	3.3	33,275	900	2.7

	107,252	2,648		2.5	115,602	3,084	2.7	135,569	2,960	2.2
Current accounts	13,585	—		—	12,862	—	—	9,564	—	—
Other non interest bearing liabilities	22,809	—		—	21,153	—	—	25,003	—	—
Stockholders' equity	9,112	—		—	9,021	—	—	7,234	—	—

Total liabilities and stockholders' equity	152,758	2,648		1.7	158,638	3,084	1.9	177,370	2,960	1.7

Net yield on interest on earning assets(2)
Domestic offices				1.5			1.3			1.5
Foreign offices				0.4			0.7			1.2
Percentage of liabilities applicable to foreign activities				25.3%			20.6%			16.9%

(1)
Excludes the gain on the Contingent Capital Note of €79 million. Please refer to Note 3 for further details.

(2)
The net yield on interest earning assets represents net interest income as a percentage of average interest earning assets.

Certain lines above have been adjusted to correct for inter jurisdictional funding items that arise through normal business activities, to give a more meaningful picture of the Group's domestic and foreign activities.

The balance sheets of the life assurance companies have been consolidated and are reflected under 'non interest earning assets' and 'other non interest bearing liabilities'.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Change in Net Interest Income Volume and Rate Analysis

The following table allocates changes in net interest income between volume and rate for the year ended 31 December 2012 compared to the year ended 31 December 2011 and the year ended 31 December 2011 compared to the year ended 31 December 2010. Volume and rate variances have been calculated based on movements in average balances over the period and changes in average interest earning assets and average interest bearing liabilities. Changes due to a combination of volume and rate are allocated rateably to volume and rate.

	Year ended 31 December 2012			Year ended 31 December 2011
	Increase/(Decrease) due to change in
	Average volume €m	Average rate €m	Net change €m	Average volume €m	Average rate €m	Net change €m
INTEREST EARNING ASSETS
Loans and advances to banks
Domestic offices	12	16	28	(6)	(9)	(15)
Foreign offices	18	(6)	12	12	—	12
Loans and advances to customers
Domestic offices	(417)	(161)	(578)	(500)	203	(297)
Foreign offices	(144)	69	(75)	(180)	(207)	(387)
Available for sale financial assets and NAMA senior bonds
Domestic offices	(19)	39	20	(38)	149	111
Foreign offices	(28)	9	(19)	14	1	15
Other financial assets at fair value through profit or loss
Domestic offices	—	—	—	—	—	—
Foreign offices	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total interest income	(578)	(34)	(612)	(698)	137	(561)

INTEREST BEARING LIABILITIES
Deposits from banks
Domestic offices	(155)	(231)	(386)	183	293	476
Foreign offices	—	—	—	(1)	5	4
Customer accounts
Domestic offices	12	(85)	(73)	(282)	(9)	(291)
Foreign offices	168	(34)	134	(59)	86	27
Debt securities in issue
Domestic offices	(95)	5	(90)	(47)	106	59
Foreign offices	(11)	2	(9)	(851)	841	(10)
Subordinated liabilities
Domestic offices	(14)	25	11	(488)	396	(92)
Foreign offices	(24)	1	(23)	(21)	(28)	(49)
Other	—	—	—	—	—	—

Total interest expense	(119)	(317)	(436)	(1,566)	1,690	124

Total change in net interest income	(459)	283	(176)	868	(1,553)	(685)

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

DESCRIPTION OF ASSETS AND LIABILITIES

The following sections provide information relating to the assets and liabilities of the Bank of Ireland Group.

ASSETS

Loan portfolio

Loans and advances to customers in the tables on pages 424 to 435 include total loans and advances to customers including loans held for sale at 31 December 2011 and 2010. There were no loans held for sale at 31 December 2012. For an analysis of the asset quality of the Group's loans and advances to customers, see pages 88 to 104.

The Bank of Ireland Group's loan portfolio comprises of loans to customers (including overdrafts) and installment credit and finance lease receivables.

The Group provides mortgage loans for house purchases as well as home improvement loans and secured personal loans to existing mortgage customers. The Group's home mortgage loan products consist of amortising, interest only and endowment loans. Interest on mortgage loans is typically at a floating rate but the Group also makes some fixed rate loans.

The Group's residential mortgage portfolio at 31 December 2012 is widely diversified by individual borrower and amounts to 55% (31 December 2011: 53%) of loans and advances to customers (pre impairment provisions).

The Group loan book comprises exposure of 19% or €19 billion (31 December 2011: 19%/€21 billion) to property and construction lending, and exposure of 10% or €10 billion (31 December 2011: 12%/€13 billion) to business and other services.

With the exception of residential mortgages, property and construction and business and other services, the Group's exposure to credit risk from its lending activities in any individual sector or industry does not exceed 10% of loans and advances to customers.

Total loans and advances to customers

The following tables set forth the Bank of Ireland Group's total loans and advances to customers at 31 December 2012, 2011, 2010 and 2009 and at 31 March 2009 using data prepared in accordance with IFRS.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

The Risk Management Report on pages 74 to 135 contains a description of the Group's loan loss provisioning methodology. Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

	31 December 2012 €m	31 December 2011 €m	31 December 2010 €m	31 December 2009 €m	31 March 2009 €m
Ireland
Personal
—Residential mortgages	27,485	27,854	28,067	28,196	27,647
—Other lending	1,665	1,993	2,401	2,906	3,406
Property and construction	9,877	10,381	11,761	19,472	19,358
Business and other services	6,771	9,193	9,660	11,983	10,782
Manufacturing	3,094	3,160	3,806	4,511	6,049
Distribution	3,289	3,469	3,897	4,463	3,343
Transport	1,532	1,186	1,225	778	935
Financial	787	906	1,758	1,088	1,919
Agriculture	1,492	1,628	1,609	1,726	1,954
Energy	684	838	1,454	1,438	2,555

Total Ireland	56,676	60,608	65,638	76,561	77,948

United Kingdom & Other
Personal
—Residential mortgages	27,543	29,636	32,199	32,274	31,241
—Other lending	1,337	1,321	1,298	1,434	2,231
Property and construction	9,285	10,199	13,501	16,038	14,597
Business and other services	3,484	3,849	4,461	3,627	6,032
Manufacturing	1,011	1,134	1,581	1,744	1,740
Distribution	264	591	758	525	795
Transport	61	198	324	618	319
Financial	169	262	310	1,354	349
Agriculture	246	205	161	388	57
Energy	89	99	69	108	212

Total United Kingdom & Other	43,489	47,494	54,662	58,110	57,573

Gross loans and advances to customers	100,165	108,102	120,300	134,671	135,521
Allowance for loan losses	(7,544)	(6,365)	(5,050)	(5,775)	(1,781)

Total loans and advances to customers	92,621	101,737	115,250	128,896	133,740

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Total loans to customers (%)

The following table sets forth the percentage of total loans to customers represented by each category of loan at 31 December 2012, 2011, 2010 and 2009 and at 31 March 2009 using data prepared in accordance with IFRS.

	31 December 2012%	31 December 2011%	31 December 2010%	31 December 2009%	31 March 2009%
Ireland
Personal
—Residential mortgages	27.4	25.8	23.3	20.9	20.4
—Other lending	1.7	1.8	2.0	2.2	2.5
Property and construction	9.9	9.6	9.8	14.5	14.3
Business and other services	6.8	8.5	8.0	8.9	8.0
Manufacturing	3.1	2.9	3.2	3.3	4.5
Distribution	3.3	3.2	3.3	3.3	2.5
Transport	1.5	1.1	1.0	0.6	0.7
Financial	0.7	0.9	1.5	0.8	1.4
Agriculture	1.4	1.5	1.3	1.3	1.4
Energy	0.7	0.8	1.2	1.1	1.8

Total Ireland	56.5	56.1	54.6	56.9	57.5

United Kingdom & Other
Personal
—Residential mortgages	27.5	27.4	26.8	24.0	23.1
—Other lending	1.3	1.2	1.1	1.0	1.6
Property and construction	9.3	9.4	11.2	11.9	10.8
Business and other services	3.5	3.6	3.7	2.7	4.5
Manufacturing	1.0	1.1	1.3	1.3	1.2
Distribution	0.3	0.5	0.6	0.4	0.6
Transport	0.1	0.2	0.3	0.4	0.2
Financial	0.2	0.2	0.2	1.0	0.3
Agriculture	0.2	0.2	0.1	0.3	0.0
Energy	0.1	0.1	0.1	0.1	0.2

Total United Kingdom & Other	43.5	43.9	45.4	43.1	42.5

Group total loan portfolio	100	100	100.0	100.0	100.0

Analysis of Loans to Customers by Maturity and Interest Rate Sensitivity

The following tables analyse loans by maturity and interest rate sensitivity. Overdrafts, which represent a significant proportion of the portfolio, are classified as repayable within one year. Approximately 4% of the Bank of Ireland Group's loan portfolio at 31 December 2012 was provided on a fixed rate basis. Fixed-rate loans are defined as those loans for which the interest rate is fixed for the full life of the loan. Variable-rate loans include some loans for which the interest rate is fixed for an initial period (e.g. some residential mortgages) but not for the full life of the loan. The interest rate exposure is managed by Global Markets within agreed policy parameters. See the Risk Management Report on pages 74 to 135.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

	Within 1 year €m	After 1 year but within 5 years €m	After 5 years €m	Total €m
Ireland	11,493	13,299	31,884	56,676
United Kingdom & Other	9,721	11,483	22,285	43,489

Total loans by maturity	21,214	24,782	54,169	100,165

Fixed rate	1,263	1,955	1,018	4,236
Variable rate	19,951	22,827	53,151	95,929

Total loans by maturity	21,214	24,782	54,169	100,165

The following table sets forth an analysis of loans by maturity within each classification as at 31 December 2012.

	Within 1 year €m	After 1 year but within 5 years €m	After 5 years €m	Total €m
Ireland
Personal
—Residential mortgages	1,333	4,395	21,757	27,485
—Other lending	1,122	324	219	1,665
Property and construction	3,689	2,463	3,725	9,877
Business and other services	1,746	2,175	2,850	6,771
Manufacturing	883	1,585	626	3,094
Distribution	1,257	989	1,043	3,289
Transport	380	509	643	1,532
Financial	449	216	122	787
Agriculture	501	490	501	1,492
Energy	133	153	398	684

Total Ireland	11,493	13,299	31,884	56,676

United Kingdom & Other
Personal
—Residential mortgages	1,866	6,487	19,190	27,543
—Other lending	808	528	1	1,337
Property and construction	5,469	2,344	1,472	9,285
Business and other services	1,032	1,294	1,158	3,484
Manufacturing	206	541	264	1,011
Distribution	97	87	80	264
Transport	18	25	18	61
Financial	69	56	44	169
Agriculture	145	87	14	246
Energy	11	34	44	89

Total UK & Other	9,721	11,483	22,285	43,489

Group total loan portfolio	21,214	24,782	54,169	100,165

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Movement in the allowances for loan losses

An analysis of the Group's impairment provisions at 31 December 2012 is set out in note 29 to the Consolidated Financial Statements.

Impaired loans increased from €13,478 million at 31 December 2011 to €16,294 million at 31 December 2012, or from 1,247 bps to 1,627bps of total loans.

Total balance sheet provisions against loans and advances to customers were €7,544 million at 31 December 2012 compared to €6,365 million at 31 December 2011. Impairment provisions as a percentage of total loans were 753 bps (31 December 2011: 589 bps), the ratio being 290bps (31 December 2011: 202 bps) for the Group mortgage book and 1,318 bps (31 December 2011: 1,029 bps) for non-mortgage lending.

Impairment provisions as a percentage of impaired loans (the 'Coverage Ratio') is 46% at 31 December 2012, which compares to 47% at 31 December 2011.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

The following table presents information regarding the movement in the allowance for loan losses for the year ended 31 December 2012, 2011 and 2010, the nine months ended 31 December 2009 and for the year ended 31 March 2009 using data prepared in accordance with IFRS.

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months to 31 December 2009 €m	Year ended 31 March 2009 €m
Allowance at beginning of period	6,365.1	5,049.8	5,775.0	1,781.0	596.1
Total allowance	6,365.1	5,049.8	5,775.0	1,781.0	596.1
Exchange and other adjustments	34.3	48.0	28.5	47.7	4.4
Other Movements	115.2	(106.5)	(2,141.4)	33.4	(18.5)
Recovery of amounts previously charged off:
Ireland	3.0	2.6	(3.2)	0.9	3.4
United Kingdom	8.2	4.3	8.4	2.3	4.9

Total recovery of amounts previously charged off	11.2	6.9	5.2	3.2	8.3
Amounts charged off:
Ireland	(396.9)	(293.2)	(566.1)	(54.9)	(197.4)
United Kingdom	(309.4)	(322.4)	(167.8)	(90.3)	(47.3)

Total amounts charged off	(706.3)	(615.6)	(733.9)	(145.2)	(244.7)

Provision for impairment losses charged to income:
Ireland	1,285.4	1,491.6	1,594.2	2,986.5	1,050.5
United Kingdom	438.7	490.9	522.2	1,068.4	384.9

	1,724.1	1,982.5	2,116.4	4,054.9	1,435.4

Impairment loss write back	—	—	—	—	—

Allowance at end of period	7,543.6	6,365.1	5,049.8	5,775.0	1,781.0

Total allowance	7,543.6	6,365.1	5,049.8	5,775.0	1,781.0

Total allowance is split as follows:
Loans and advances to customers	7,543.6	6,365.1	4,974.4	2,997.0	1,781.0
Loans held for sale to NAMA	—	—	75.4	2,778.0	—

Total allowance	7,543.6	6,365.1	5,049.8	5,775.0	1,781.0

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Provisions and allowances for loan losses (%)

The following table presents additional information regarding provisions and allowances for loan losses for the year ended 31 December 2012, 2011 and 2010, the nine months ended 31 December 2009 and for the year ended 31 March 2009 using data prepared in accordance with IFRS.

	Year ended 31 December 2012%	Year ended 31 December 2011%	Year ended 31 December 2010%	9 months to 31 December 2009%		Year ended 31 March 2009%
Allowance at end of year as a percentage of total loans to customers at end of year:
Ireland	10.05	7.78	5.41	5.61		1.69
United Kingdom	4.25	3.47	2.74	2.55		0.80

Total	7.53	5.89	4.20	4.29		1.31

Specific	6.83	4.96	3.52	3.42		0.90
IBNR	0.70	0.93	0.67	0.86		0.41

Total	7.53	5.89	4.20	4.29		1.31

Allowance at end of year as a percentage of impaired loans at end of year
Ireland	49.90	50.76	45.54	42.17		31.84
United Kingdom	37.87	39.38	41.80	46.76		39.15

Total	46.30	47.23	44.36	43.26		33.45

Average loans to customers(1) (€m)	104,617	113,582	131,016	138,396		140,905
Provisions charged to income as a percentage of average loans to customers:
Specific	1.94	1.57	1.86	3.34		0.75
IBNR	(0.29)	0.18	(0.24)	0.57		0.27

Total	1.65	1.75	1.62	3.91		1.02

Net loans charged off as a percentage of average loans to customers	0.68	0.54	0.56	0.14	*	0.17

(1)
Average loans include average interest earning and non-interest earning loans.

*
Annualised.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Loans charged off

The following table provides information regarding loans charged off for the year ended 31 December 2012, 2011 and 2010, the nine months ended 31 December 2009 and for the year ended 31 March 2009 using data prepared in accordance with IFRS.

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months to 31 December 2009 €m	Year ended 31 March 2009 €m
Ireland
Personal
—Residential mortgages	10.0	2.3	7.0	—	0.1
—Other lending	79.9	109.1	165.8	41.6	77.2
Property and construction	53.7	15.2	124.9	0.7	0.8
Business and Other Services	97.7	66.7	41.8	5.0	113.1
Manufacturing	32.0	50.0	140.3	0.4	2.8
Distribution	109.1	31.6	40.0	7.1	1.3
Transport	4.2	7.1	16.9	—	—
Financial	3.1	6.4	22.2	—	—
Agriculture	6.7	4.0	7.0	0.1	2.1
Energy	0.5	0.8	0.2	—	—

	396.9	293.2	566.1	54.9	197.4

United Kingdom
Personal
—Residential mortgages	40.5	46.5	36.7	29.4	9.6
—Other lending	35.3	37.4	36.9	34.5	8.8
Property and construction	110.3	151.3	74.8	—	14.3
Business and Other Services	73.5	52.7	7.6	19.6	8.5
Manufacturing	32.1	2.3	0.9	0.3	3.3
Distribution	3.5	25.4	0.2	6.5	2.7
Transport	0.4	0.5	0.5	—	—
Financial	9.3	4.9	9.3	—	—
Agriculture	1.1	1.4	0.9	—	0.1
Energy	3.4	—	—	—	—

	309.4	322.4	167.8	90.3	47.3

Group total	706.3	615.6	733.9	145.2	244.7

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Recoveries of loans previously charged off

The following table presents an analysis of the Group's recoveries of loans previously charged off (net of legal fees) for the year ended 31 December 2012, 2011 and 2010, the nine months ended 31 December 2009 and for the year ended 31 March 2009 using data prepared in accordance with IFRS.

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months to 31 December 2009 €m	Year ended 31 March 2009 €m
Ireland
Personal
—Residential mortgages	(4.8)	(2.2)	(1.1)	—	—
—Other lending	8.3	6.1	0.6	0.2	2.0
Property and construction	(1.5)	(1.5)	(1.6)	—	—
Business and Other Services	1.0	0.2	(0.8)	0.7	1.4
Manufacturing	—	—	—	—	—
Distribution	—	—	(0.1)	—	—
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Agriculture	—	—	(0.2)	—	—

	3.0	2.6	(3.2)	0.9	3.4

United Kingdom
Personal
—Residential mortgages	1.5	(0.2)	2.2	0.3	4.0
—Other lending	5.0	4.2	3.8	1.6	—
Property and construction	1.3	—	—	—	0.9
Business and Other Services	0.4	0.3	2.4	0.4	—
Manufacturing	—	—	—	—	—
Distribution	—	—	—	—	—
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Agriculture	—	—	—	—	—
Commercial mortgages	—	—	—	—	—

	8.2	4.3	8.4	2.3	4.9

Group total	11.2	6.9	5.2	3.2	8.3

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Analysis of allowances for loan losses by sector

The following table presents an analysis of allowances for loan losses at 31 December 2012, 2011 and 2010, the nine months ended 31 December 2009 and for the year ended 31 March 2009 using data prepared in accordance with IFRS.

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months to 31 December 2009 €m	Year ended 31 March 2009 €m
Ireland
Personal
—Residential mortgages	1,159.4	606.5	377.0	133.2	49.3
—Other lending	166.7	194.5	223.3	271.7	195.0
Property and construction	2,399.0	1,884.1	1,395.5	2,207.5	371.0
Business and Other Services	776.7	615.1	491.3	406.7	174.0
Manufacturing	193.6	171.5	153.7	247.7	52.5
Distribution	343.4	344.9	265.7	163.9	30.0
Transport	65.2	58.4	48.0	—	—
Financial	14.8	6.4	10.2	—	—
Agriculture	59.1	58.7	42.8	29.8	14.0
Energy	5.2	23.4	7.5	10.3	10.7

	5,183.1	3,963.5	3,015.0	3,470.8	896.5

United Kingdom
Personal
—Residential mortgages	65.1	56.1	63.2	34.1	26.2
—Other lending	35.4	40.7	39.7	33.9	40.7
Property and construction	1,318.2	1,051.5	890.5	969.9	221.9
Business and Other Services	187.5	164.6	149.4	86.6	16.5
Manufacturing	31.6	63.7	40.1	1.8	1.5
Distribution	11.7	9.0	23.3	14.7	13.9
Transport	2.6	3.4	0.6	—	—
Financial	3.2	11.6	15.3	—	—
Agriculture	1.7	1.9	1.6	0.1	0.6
Energy	0.9	—	—	—	—

	1,657.9	1,402.5	1,223.7	1,141.1	321.3

Total specific allowance	6,841.0	5,366.0	4,238.7	4,611.9	1,217.8

Total IBNR allowance	702.6	999.1	811.1	1,163.1	563.2

Total Group allowance	7,543.6	6,365.1	5,049.8	5,775.0	1,781.0

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Loan losses as a percentage of total loans

The following table presents an analysis of allowances for loan losses as a percentage of total loans at 31 December 2012, 2011, 2010 and 2009 and at 31 March 2009 using data prepared in accordance with IFRS.

	Year ended 31 December 2012%	Year ended 31 December 2011%	Year ended 31 December 2010%	9 months to 31 December 2009%	Year ended 31 March 2009%
Ireland
Personal
—Residential mortgages	4.22	2.18	1.34	0.47	0.18
—Other lending	10.01	9.76	9.30	9.35	5.73
Energy	0.76	2.79	0.52	0.72	0.42
Business and other services	11.47	6.69	5.08	3.39	1.61
Manufacturing	6.26	5.43	4.04	5.49	0.87
Distribution	10.44	9.94	6.82	3.67	0.90
Transport	4.26	4.92	3.92	—	—
Financial	1.88	0.71	0.58	—	—
Agriculture	3.96	3.61	2.66	1.73	0.73
Property and construction	24.29	18.15	11.87	11.34	1.92

	9.15	6.54	4.59	4.53	1.15

United Kingdom
Personal
—Residential mortgages	0.24	0.19	0.20	0.11	0.08
—Other lending	2.65	3.08	3.06	2.37	1.82
Property and construction	14.2	10.31	6.60	6.05	1.52
Business and Other Services	5.38	4.28	3.35	2.39	0.27
Manufacturing	3.13	5.62	2.54	0.10	0.09
Distribution	4.43	1.52	3.08	2.80	1.75
Transport	4.26	1.72	0.18	—	—
Financial	1.89	4.43	4.95	—	—
Agriculture	0.69	0.93	1.01	0.04	1.05
Energy	1.01	—	—	—	0.05
Commercial mortgages	—	—	—	—	—

	3.81	2.95	2.24	1.96	0.56

Total specific allowance	6.83	4.96	3.52	3.42	0.90

Total IBNR allowance	0.70	0.93	0.67	0.87	0.41

Total Group allowance	7.53	5.89	4.20	4.29	1.31

Risk elements in lending

The US Securities and Exchange Commission (SEC) requires potential credit risk elements in lending to be analysed as (i) loans accounted for on a non-accrual basis: (ii) accruing loans which are contractually past due 90 days or more as to principal or interest payments; (iii) loans not included in (i) or (ii) which are

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

'troubled debt restructurings' as defined in Statement of Financial Accounting Standards No. 15 'Accounting by Debtors and Creditors for Troubled Debt Restructurings', and (iv) potential problem loans not included in (i), (ii) or (iii).

These categories reflect US financial reporting practices which differ from those used by the Bank of Ireland Group. See the Risk Management Report on pages 74 to 135.

The amount of loans set out below do not give effect to available security and are before the deduction of specific provisions, which would have been so reported had the Commission's classifications been employed. The category of non-accrual loans includes those loans on which interest continues to be accrued but against which specific provisions have been made.

The table below details the information using data prepared in accordance with IFRS for the year ended 31 December 2012, 2011 and 2010, the nine months ended 31 December 2009 and for the year ended 31 March 2009.

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months to 31 December 2009 €m	Year ended 31 March 2009 €m
Loans accounted for on a non-accrual basis
Ireland(1)	10,595	8,450	6,934	8,490	2,984
United Kingdom(1)	4,002	3,204	2,719	2,446	838

Total	14,597	11,654	9,653	10,936	3,822

Accruing loans which are contractually past due 90 days or more as to principal or interest(2)
Ireland	817	838	862	1,692	1,159
United Kingdom	880	986	869	722	341

Total	1,697	1,824	1,731	2,414	1,500

Home Mortgage Loans—Accruing loans which are contractually past due 90 days or more as to principal or interest(3)
Ireland	1,034	1,361	760	699	430
United Kingdom	374	603	711	661	516

Total	1,408	1,964	1,471	1,360	946

Total risk elements in lending	17,702	15,442	12,855	14,710	6,268

Restructured loans not included above	2,042	722	115	189	71

(1)
Includes impaired loans in Ireland and the UK where interest is accrued but a specific provision has been made. All of these loans are considered impaired. The specific provisions recorded against these loans are analysed between specific provisions individually assessed and specific provisions collectively assessed in the 'Impairment provision by nature of impairment provision' table on page 101. The loans on which no interest is accrued amounted to €1,523 million at 31 December 2012 (31 December 2011: €1,124 million, 31 December 2010: €554 million, 31 December 2009: € 3,342 million and 31 March 2009: €1,194 million) and the provisions thereon amounted to € 939 million at 31 December 2012 (31 December 2011: €724 million,31 December 2010: €383 million, 31 December 2009: €1,299 million, and 31 March 2009: €369 million).

(2)
Overdrafts generally have no fixed repayment schedule and are not included in this category.

(3)
Includes Home Mortgage Loans in Ireland and the UK (31 December 2012: €1,034 million in Ireland and €374 million in the UK) which are secured and, typically in the UK, where the original loan to value ratio exceeds 75%, benefit from mortgage indemnity insurance.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

The Bank of Ireland Group generally expects that loans, where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with loan repayment terms, would be included under its definition of non-accrual loans and would therefore have been reported in the above table.

It is not normal practice for banks in Ireland or the UK to take property onto their books in settlement of problem loans or to classify them as Other Real Estate Owned. Where formal insolvency procedures are entered into, the property charged to the Group is sold by the receiver, administrator or liquidator, with the proceeds received by the Group. Loans subject to insolvency proceedings are included within non-performing loans in the table above, to the extent that they are not written off. This treatment is also followed for loans in Ireland and the UK which would be classified as 'In-Substance Foreclosure' under US reporting practices.

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

Cross border outstandings exceeding 1% of total assets are set forth in the following table.

	Banks and other financial institutions €m	Government and official institutions €m	Commercial and industrial and other private sector €m	Total €m	As percentage of total assets(1) %
Loans accounted for on a non-accrual basis
As at 31 December 2012, United Kingdom	—	—	—	—	—
As at 31 December 2011, United Kingdom	817	—	910	1,727	1.12%
As at 31 December 2010, United Kingdom	1,334	—	1,521	2,855	1.70%

(1)
Assets, consisting of total assets as reported in the consolidated balance sheet plus acceptances were €148.2 billion at 31 December 2012 (€154.9 billion at 31 December 2011 and €167.5 billion at 31 December 2010).

Cross border outstandings to borrowers in countries in which such outstandings amounted to between 0.75% and 1.0% of total assets in aggregate were €1.2 billion at 31 December 2012 to the United Kingdom, €nil at 31 December 2011 and €nil at 31 December 2010.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Debt Securities

The following table shows the book value of Bank of Ireland Group's debt securities at 31 December 2012, 31 December 2011 and 31 December 2010.

	31 December 2012 €m	31 December 2011 €m	31 December 2010 €m
Irish Government	5,420	4,222	3,131
Other European Government	221	347	605
US Treasury and US Government agencies	1	1	—
Mortgage backed obligations	—	—	—
Collateralised Mortgage Obligations	256	385	473
Corporate bonds	4,810	4,911	10,875
Other securities	332	343	442

	11,040	10,209	15,526

The market value of Bank of Ireland Group's Irish Government securities (the book value of which exceeded 10% of stockholders' equity) at 31 December 2012 was €5.4 billion (31 December 2011: €4.2 billion, 31 December 2010: €3.1 billion).

The following table categorises the Group's available for sale debt securities by maturity and weighted average yield at 31 December 2012.

	Less than 1 year		More than 1 year less than 5 years		More than 5 year less than 10 years		After 10 years
At 31 December 2012	Market value €m	Weighted average percent yield %	Market value €m	Weighted average percent yield %	Market value €m	Weighted average percent yield %	Market value €m	Weighted average percent yield %
Irish Government	51	5.6%	4,354	5.2%	1,015	5.1%	—	—
Other European Government	—	—	221	1.3%	—	—	—	—
US Treasury & US Government agencies	1	0.1%	—	—	—	—	—	—
Mortgage backed obligations	—	—	—	—	—	—	—	—
Collateralised mortgage obligations	42	2.0%	193	1.7%	7	1.3%	14	2.6%
Corporate bonds	1,236	3.7%	3,168	4.3%	397	4.1%	9	2.1%
Other	51	2.4%	78	1.7%	129	12.8%	74	2.7%

Total market value	1,381		8,014		1,548		97

Maturity is remaining contractual maturity except for mortgage backed securities where maturity has been calculated on an expected duration basis. The weighted average yield for each range of maturities is calculated by dividing the annual interest income prevailing at the balance sheet date by the book value of securities held at that date.

The figures included in the table above are net of impairment charges of €45 million in the year ended 31 December 2012 (year ended 31 December 2011: €21 million, year ended 31 December 2010: €168 million).

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Loans and Advances to Banks

The Group places funds with other banks for a number of reasons, including liquidity management, the facilitation of international money transfers and the conduct of documentary credit business with correspondent banks.

Limits on the aggregate amount of placings that may be made with individual institutions are established in accordance with Group credit policy.

The following table analyses placings with banks, based on the branches from which the placing is made for the year ended 31 December 2012, the year ended 31 December 2011 and the year ended 31 December 2010. Placings with banks are included in Loans and Advances to Banks in the financial statements.

	31 December 2012 €m	31 December 2011 €m	31 December 2010 €m
Placings with banks repayable within 30 days:
Domestic	3,032	4,346	4,531
Foreign	1,371	2,102	2,245

Total	4,403	6,448	6,776

Placings with banks repayable beyond 30 days:
Domestic	4,001	526	608
Foreign	1,102	1,085	74

Total	5,103	1,611	682

Total	9,506	8,059	7,458

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Liabilities

Deposits

The following table analyses average deposits by customers based on the location of the branches in which the deposits are recorded for the year ended 31 December 2012, the year ended 31 December 2011 and the year ended 31 December 2010.

	31 December 2012 €m	31 December 2011 €m	31 December 2010 €m
Branches in Ireland	43,326	42,371	51,089
Branches outside Ireland	29,380	24,020	26,454

Total	72,706	66,391	77,543

	Average interest rate during year ended 31 December 2012%	Year ended 31 December 2012 €m	Average interest rate during year ended 31 December 2011%	Year ended 31 December 2011 €m	Average interest rate during year ended 31 December 2010%	Year ended 31 December 2010 €m
Branches in Ireland
Current accounts:
Interest bearing	0.2	922	0.3	1,107	0.1	2,203
Non-interest bearing	—	12,023	—	11,519	—	9,519
Deposit accounts:
Demand	0.6	7,141	0.5	9,306	0.6	17,799
Time	2.7	23,240	3.0	20,439	1.9	21,568

Total branches in Ireland		43,326		42,371		51,089

Branches outside Ireland
Current accounts:
Interest bearing	0.2	1,346	1.1	2,443	1.1	4,023
Non-interest bearing	—	1,562	—	1,343	—	45
Deposit accounts:
Demand	1.6	10,441	1.7	8,274	0.8	12,235
Time	3.3	16,031	3.0	11,960	3.8	10,151

Total branches outside Ireland		29,380		24,020		26,454

Total		72,706		66,391		77,543

The interest rates shown above exclude the cost of the ELG scheme which is included within interest expense in the consolidated income statement (see note 3 to the consolidated financial statements). The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit.

Current accounts are checking accounts raised through the Group's branch network and in Ireland are primarily non-interest bearing. Demand deposits bear interest at rates which vary from time to time. Such accounts are not subject to withdrawal by check or similar instrument and have no fixed maturity dates.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Time deposits are generally larger and bear higher rates of interest than demand deposits but have predetermined maturity dates.

The following table shows details of the Group's large time deposits and certificates of deposit (US$100,000 and over or the equivalent in other currencies) by time remaining until maturity.

At 31 December 2012	0-3 months €m	3-6 months €m	6-12 months €m	Over 12 months €m
Time deposits
Domestic branches	14,159	1,886	1,391	1,867
Foreign branches	4,279	251	378	66
Certificates of deposit
Domestic branches	—	—	—	—
Foreign branches	—	—	—	—

	18,438	2,137	1,769	1,933

Non-resident deposits held in domestic branches at 31 December 2012 accounted for approximately 2% of total deposits.

Return on Equity and Assets

Please see Table 2 in 'Selected Consolidated Financial Data' on page 13 for further details.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Short-Term Borrowings

The following table shows details of short term borrowings of the Group for the year ended 31 December 2012, the year ended 31 December 2011 and the year ended 31 December 2010.

	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m
Debt securities in issue
End of year outstandings	18,073	19,124	28,693
Highest month-end balance	18,406	28,086	45,274
Average balance	17,134	21,414	37,187
Average rate of interest
At year end	2.5%	4.2%	1.7%
During year	2.0%	3.2%	2.2%
Deposits by banks
End of year outstandings	1,965	1,949	5,097
Highest month end balance	2,246	7,891	6,747
Average balance	1,869	5,416	4,299
Average rate of interest
At year end	0.8%	1.6%	1.9%
During year	1.4%	2.9%	1.1%
Repurchase agreements
End of year outstandings	20,378	29,585	35,978
Highest month end balance	32,768	36,869	35,978
Average balance	28,569	33,102	21,396
Average rate of interest
At year end	1.1%	1.4%	1.3%
During year	1.3%	1.6%	1.0%

The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group.

Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one-day market distortion, which may not be indicative of generally prevailing rates. The interest rates shown above exclude the cost of the ELG scheme which is included within interest expense in the consolidated income statement note 3 to the Consolidated Financial Statements.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

TERMS OF OFFICE OF THE DIRECTORS

With the exception of those Directors appointed by the Minister for Finance, all Directors appointed between Annual General Courts are submitted to stockholders for election at the first Annual General Court following their co-option and must submit himself for re-election by the stockholders at intervals of no more than three years, thereafter in accordance with the Bye-Laws of the Bank. However, in recent years, in accordance with best practice, all Directors, with the exception of those Directors appointed by the Minister for Finance, have submitted themselves for election/re-election at the Annual General Court. The normal retirement age for Executive Directors is 60.

Under the terms of the service contracts for Richie Boucher and Andrew Keating, the Bank must provide 12 months written notice of termination to Richie Boucher and 6 months' written notice of termination to Andrew Keating. The Bank reserves the right to make payment of salary and other emoluments in lieu of notice to Richie Boucher and Andrew Keating. The service contracts for non-executive Directors do not make provision for benefits on termination.

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

The total pension cost including curtailment gains for the Group in respect of the year ended 31 December 2012 was a charge of €58 million of which a charge of €35 million related to the main scheme.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The aggregate amount of indebtedness of key management personnel (17 persons) and their connected persons, on normal commercial/staff terms, to the Bank of Ireland Group amounted to €30.6 million at 31 December 2012. The interest rates payable thereon and other terms were at prevailing market rates and terms and reflect ordinary commercial/staff transactions and do not involve more than the normal risk of collectability or present other unfavourable features. The aggregate amount of indebtedness of key management personnel of the Bank included in the above figure, on terms similar to those on which loans are made to members of staff generally, which are at interest rates and on terms more favourable than prevailing market rates and terms, was €0.6 million at 31 December 2012. These staff loans were made in accordance with the US Sarbanes Oxley Act and the rules thereunder, which permits these loans if the loans are made on the same basis as and on terms no more favourable than, loans made available to employees generally. All loans are fully performing as at 20 March 2013. For further information refer to note 56 of the Consolidated Financial Statements.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

STOCK OPTIONS

Under the terms of the senior Executive Stock Option Scheme approved by the stockholders, options may be granted, at the discretion of the Directors, enabling senior executives to subscribe for specified numbers of units of Ordinary Stock.

As at 20 March 2013, options were outstanding over 2,686,513 units of stock representing 0.0089% of the total ordinary stock then in issue.

Such options are exercisable as follows:

Exercise price (€)	Number Outstanding at 20 March 2013	Exercise Period
13.68	47,514	January 2009–January 2016
12.85	827,500	June 2008–June 2015
10.76	1,025,000	July 2007–July 2014
10.54	40,000	December 2006–December 2013
10.77	746,499	June 2006–June 2013

DIRECTORS AND EXECUTIVE OFFICERS INTEREST IN STOCK

	Units of €0.05 of ordinary stock at 20 March 2013 beneficial	Percentage Holding
DIRECTORS
Archie Kane	11,074	0.00004
Patrick O'Sullivan	115,000	0.00038
Richie Boucher	380,957	0.00126
Andrew Keating	56,014	0.00019
Kent Atkinson	2,000	0.00001
Pal Butler	1,000	0.000003
Tom Considine	57,500	0.00019
Patrick Haren	1,000	0.000003
Patrick Kennedy	254,642	0.00085
Patrick Mulvihill	5,000	0.00002
Wilbur L. Ross Jr.(1)	1,000	0.000003
Joe Walsh	123,427	0.00041
Prem Watsa(2)	1,000	0.000003
EXECUTIVE OFFICERS
Des Crowley	1,515,253	0.00503
Denis Donovan	2,141,606	0.00711
Julie Sharp	—	—
Helen Nolan	80,043	0.00027
Peter Morris	100,072	0.00033
Liam McLoughlin	82,933	0.00028
Vincent Mulvey	337,197	0.00112
Senan Murphy	—	—

(1)
In addition to the holdings specified in the above table, W L Ross Jr had an interest in 2,933,635,858 units of ordinary stock of the Bank as at his date of appointment and as at 20 March 2013 being ordinary stock owned by W L Ross investment vehicles in which W L Ross Jr has beneficial interests. As at 31 December 2012, investment vehicles in which W L Ross Jr is interested also held rights of

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

  first refusal in respect of any transfer or conversion of the Convertible Contingent Capital Notes 2016+ (the 'CCNs') of The Governor and Company of the Bank of Ireland held by the Minister for Finance, in respect of a proportion of the CCNs equal to the proportion of units of ordinary stock purchased by these vehicles under the stock purchase agreements between the vehicles and the NPRFC, expressed as a percentage of the total issued ordinary stock of the Bank from time to time (the 'Pro-Rata Share'). On 9 January 2013, the Minister for Finance sold 100% of the CCNs to third parties and therefore these rights of first refusal no longer apply

  In addition, as at 20 March 2013, there were 1,837,041,304 units of 2009 Preference Stock in issue. The 2009 Preference Stock entitles the holder (the NPRFC) to receive a non-cumulative dividend at a fixed rate of 10.25% of the issue price comprising €0.01 nominal value and €0.99 premium per annum, payable annually at the discretion of the Bank. If a cash dividend is not paid by the Bank, the Bank shall issue units of ordinary stock (the 'Bonus Stock') to the NPRFC to be settled on a day determined by the Bank, in its sole discretion, provided that this must occur no later than the day on which the Bank subsequently redeems or repurchases or pays a dividend on the 2009 Preference stock or any class of capital stock. Pursuant to an agreement between the Minister for Finance and investment vehicles in which W L Ross Jr is interested, the investment vehicles are entitled to purchase a proportion of units of Bonus Stock issued to a State entity equal to the proportion of units of ordinary stock purchased by these vehicles under the stock purchase agreements between the vehicles and the NPRFC, expressed as a percentage of the total issued ordinary stock of the Bank from time to time.

(2)
In addition to the holdings specified in the above table, P Watsa had an interest in 2,807,463,858 units of ordinary stock of the Bank as at his date of appointment and as at 20 March 2013, being ordinary stock owned by Fairfax Financial Holdings Limited (FFHL) and related entities in which P Watsa has beneficial interests. P Watsa also had an interest in 100,000 units of ordinary stock of the Bank as at 20 March 2013, being ordinary stock owned by 1109519 Ontario Limited in which P Watsa has a beneficial interest. As at 31 December 2012, FFHL also held a right of first refusal in respect of any transfer or conversion of the CCNs, in respect of its Pro-Rata Share of the CCNs. On 9 January 2013, the Minister for Finance sold 100% of the CCNs to third parties and therefore FFHL's right of first refusal no longer applies.

In addition, as at 20 March 2013, there were 1,837,041,304 units of 2009 Preference stock in issue. The 2009 Preference Stock entitles the holder (the NPRFC) to receive a non-cumulative dividend at a fixed rate of 10.25% of the issue price comprising €0.01 nominal value and €0.99 premium per annum, payable annually at the discretion of the Bank. If a cash dividend is not paid by the Bank, the Bank shall issue units of ordinary stock (the 'Bonus Stock') to the NPRFC to be settled on a day determined by the Bank, in its sole discretion, provided that this must occur no later than the day on which the Bank subsequently redeems or repurchases or pays a dividend on the 2009 Preference Stock or any class of capital stock. Pursuant to an agreement between the Minister for Finance and FFHL, FFHL is entitled to purchase a proportion of units of Bonus Stock issued to a State entity equal to the proportion of units of ordinary stock purchased by FFHL under the stock purchase agreements between FFHL and the NPRFC, expressed as a percentage of the total issued ordinary stock of the Bank from time to time.

As at 20 March 2013, Directors and Executive Officers of the Bank as a group beneficially held 0.01748% (5,266,718 units) of the Bank's issued ordinary stock.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

CONTROL OF REGISTRANT

As at 20 March 2013, the Bank had received notification of the following substantial interests in its issued ordinary stock:

Name	Units held	% Voting interest
National Pensions Reserve Fund Commission/Minister for Finance (NPRFC)	4,558,025,000	15.13
Hamblin Watsa Investment Counsel Ltd	2,807,463,858	9.32
Wilbur L Ross, Jr. WLR Recovery Fund IV, L.P.	2,807,463,858	9.32
FMR LLC	2,410,135,336	7.99
The Capital Group Companies, Inc.	2,746,862,968	9.12
—EuroPacific Growth Fund	2,255,842,276	—

On 8 July 2011 the Bank announced a Rights Issue, underwritten by the NPRFC, in accordance with which the NPRFC subscribed for additional units of ordinary stock, increasing the NPRFC holding from 36.04% to 61.82% during August 2011. On 25 July 2011, the Irish Government announced its agreement to sell up to 10.5 billion units of its ordinary stock (subject to certain conditions) to a group of significant institutional investors and fund managers.

The Bank entered into a Deed of Undertaking with the institutional investors and fund managers, Fidelity Management & Research Company, Fairfax Financial Holdings Limited, Capital Research and Management Company, WL Ross & Co. LLC and Kennedy-Wilson, Inc. in connection with the acquisition of units of ordinary stock from the NPRFC.

The transaction completed on 17 October 2011 and resulted in an overall reduction in the NPRFC holding to 15.13%.

As a result of this transaction, the Bank also received notifications of significant shareholdings from the following institutional investors and fund managers in October 2011: Capital Research Management Company/EuroPacific Growth Fund (6.21%), Hamblin Watsa Investment Counsel Ltd (9.32%), FMR LLC (9.26%) and Wilbur L. Ross Jr., WLR Recovery Fund IV L.P. (9.32%).

The NPRFC also hold units of preference stock of €0.01 each ('2009 Preference stock') which carry voting rights in limited circumstances. Specifically, where the holder of 2009 Preference Stock holds less than 25% of the total voting rights of the Bank, pursuant to its holding of ordinary stock, the 2009 Preference Stock entitles such holder to increase its voting rights to 25% in respect of any resolutions proposed at General Court relating to the appointment, re-election or removal of directors and/or any resolutions proposed at General Court relating to certain matters pertaining to a proposed change of control of the Bank.

In August 2011, the Bank received its first notification of a significant shareholding from Wentworth Insurance Company Ltd. Hamblin Watsa Investment Counsel Ltd, a wholly owned subsidiary of Fairfax Financial Holdings Limited, acts as investment manager for Wentworth Insurance Company Ltd and a number of other investors. Pursuant to an investment agreement with Wentworth Insurance Company Ltd, Hamblin Watsa Investment Counsel Ltd has discretion over the voting rights attaching to the ordinary stock of the Bank owned by Wentworth Insurance Company Limited. Consequently, notifications received on behalf of Hamblin Watsa Investment Counsel Ltd include Wentworth Insurance Company Ltd holdings.

In September 2012, the Bank received a notification that as a result of a reorganisation, Capital Research Management Company and Capital Group International, Inc. would disclose their holdings in aggregate under The Capital Group Companies, Inc.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

EuroPacific Growth Fund has assigned voting authority to Capital Research Management Company, its investment adviser. Notifications received on behalf of The Capital Group Companies, Inc. include EuroPacific Growth Fund holdings.

On 12 March 2013, Harris Associates L.P. notified the Bank that its interest in stock had fallen below 3% and consequently was no longer considered to hold a substantial interest in Bank stock. The stock held by Harris Associates L.P. was not beneficially owned but was held on behalf of a range of clients.

On 9 January 2012, the Bank received its first notification of a significant shareholding from Friedberg Global Macro Hedge Fund Limited Partnership (3.03%). On 14 March 2013, the Bank received a notification that the interest held by Friedberg Global Macro Hedge Fund Limited Partnership had fallen below 3% and consequently was no longer considered to hold a substantial interest in Bank stock.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

DESCRIPTION OF US STOCKHOLDERS

At 31 December 2012, 9,499,365 units of Ordinary Stock were held by 209 stockholders with registered addresses in the United States and 33,156,637 ADSs were held by 203 registered holders with addresses in the United States. The combined shareholdings of these holders comprise approximately 4.4% of the total number of units of Ordinary Stock in issue at 31 December 2012 (being 30,132,505,842 units). These figures do not include either the number of units of ordinary stock held by stockholders with registered addresses outside the United States in which United States residents have an interest or the number of such US residents.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

DIVIDEND POLICY

The table below provides a summary of dividends per unit of ordinary stock paid in respect of the past five financial periods.

Dividend Payment Date	Dividends per unit of Ordinary Stock (in euro cents)	Translated into US cents per Unit of Ordinary Stock
Financial Year ended 31 December 2012	Nil	Nil
Financial Year ended 31 December 2011	Nil	Nil
Financial Year ended 31 December 2010	Nil	Nil
Nine month Financial Period ended 31 December 2009	Nil	Nil
Financial Year ended 31 March 2009	Nil	Nil

On 13 November 2008, in light of the deteriorating economic conditions and the determination to preserve capital, the Group announced its decision to cancel dividend payments on Ordinary Stock for the financial year ending 31 March 2009 and stated that it did not expect to resume paying dividends on Ordinary Stock until more favourable economic and financial conditions returned. This remains the Group's policy and the Group stated in the 2012 Annual Report that it did not propose to issue any dividend in respect of the year ending 31 December 2012.

In addition, under the approved 2011 EU Restructuring Plan, the Group has committed not to pay dividends on Ordinary Stock until the earlier of (i) 31 December 2015; or (ii) such time as the 2009 Preference Stock is redeemed or no longer owned by the State, through the NPRFC or otherwise.

Dividends

On 20 February 2012, the Group paid dividends on its euro and sterling preference stock of €3.7 million and the dividend of €188.3 million with respect to the 2009 Preference Stock held by the NPRFC. On 17 August 2012, the Group paid dividends due of €3.8 million on its euro and sterling Preference Stock.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

Both preliminary reports were published on 31 May 2010 and their findings formed the basis for the terms of reference of a formal statutory investigation (the 'Statutory Commission of Investigation') which was established by the Government on 21 September 2010 pursuant to the Commissions of Investigation Act, 2004. The Statutory Commission of Investigation examined the performance of individual banks and bank directors, the performance of regulatory authorities, the response of Government and Government agencies and the structure of the banking system in Ireland generally. The Statutory Commission of Investigation presented its report to the Minister for Finance on 22 March 2011 and it was forwarded to the Attorney General. The report was published on 19 April 2011. Further inquiry may result from the findings of the Statutory Commission of Investigation, including the possibility of public hearings. The Group may be exposed to criminal sanctions and/or fines in connection with a range of offences under the Commissions of Investigation Act 2004, which offences include the making of statements material in the investigation concerned knowing them to be false or not believing them to be true, the failure to comply with directions of the Statutory Commission of Investigation and intentionally obstructing its work (which offences could result in the Group, or an officer of the Group, being subject to a fine of up to €300,000 on conviction on indictment).

Litigation in relation to the Debt for Equity Offers

The Group has received correspondence from certain parties asserting they are considering taking legal action against the Group with respect to their participation in certain debt for equity exchanges that occurred in 2011. The Group considers that it would have a robust defence to any such claims and would intend to defend them vigorously, should they arise.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

NATURE OF THE TRADING MARKET

As at 20 March 2013, the authorised capital stock of the Bank was made up of €6,967,000,000, US$225,000,000 and Stg£125,000,000 divided as follows:

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

As at 20 March 2013, there were 30,132,505,842 units of ordinary stock of €0.05 each issued and outstanding. As at 20 March 2013 1,837,041,304 units of non-cumulative 2009 Preference Stock of €0.01 each were in issue. 1,876,090 units of non-cumulative preference stock of Stg£1.00 each and 3,026,598 units of non-cumulative preference stock of €1.27 each were in issue and 90,682,081,918 units of deferred stock of €0.01 each were in issue. See note 49 to the 'Consolidated Financial Statements' for details of the rights issue which concluded on 26 July 2011.

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

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

At 20 March 2013, 50 companies were quoted on the Irish Stock Exchange. These companies had a combined market capitalisation of more than €188.8 billion at that date. The 10 companies with the largest market capitalisations accounted for over 86.1% of the Exchange's total market capitalisation.

	Ordinary Stock		ADSs(*)
	High €	Low €	High $	Low $
Financial Year Ended
31 March 2009	10.00	0.13	634.70	6.60
Nine months ended 31 December 2009	3.42	0.58	201.80	27.80
31 December 2010	1.91	0.26	105.70	13.80
31 December 2011(*)	0.40	0.07	6.88	0.80
31 December 2012	0.15	0.08	7.88	4.34
Financial year ended 31 December, 2010
First quarter	1.71	0.98	100.30	52.30
Second quarter	1.91	0.67	105.70	32.90
Third quarter	0.87	0.54	48.60	29.50
Fourth quarter	0.68	0.26	39.00	13.80
Financial year ended 31 December, 2011
First quarter	0.40	0.22	26.30	12.50
Second quarter	0.34	0.12	25.20	10.50
Third quarter	0.12	0.07	15.40	8.70
Fourth quarter	0.11	0.07	6.88	0.80
Financial year ended 31 December, 2012
First quarter	0.15	0.08	7.88	4.34
Second quarter	0.12	0.08	6.57	4.75
Third quarter	0.11	0.08	6.27	5.01
Fourth quarter	0.12	0.09	6.60	4.75
Month ended
September 2012	0.10	0.09	6.27	5.23
October 2012	0.10	0.09	5.79	4.75
November 2012	0.12	0.09	6.17	5.20
December 2012	0.12	0.11	6.60	5.85
January 2013	0.14	0.12	9.52	6.93
February 2013	0.14	0.13	8.75	7.77

(*)
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

See 'Exchange Rates' on page 8.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are no restrictions under the Bye-Laws of the Group, presently in force, that limit the right of non-resident or foreign owners, as such, to hold securities of the Group freely or, when entitled, to vote such securities freely. There are currently no Irish foreign exchange controls or laws restricting the import or export of capital, although the Council of the European Union does have the power, under Articles 63 to 66 of the Treaty on the Functioning of the European Union, to impose restrictions on capital movements to and from third countries. There are currently no restrictions under Irish law affecting the remittance of dividends, interest or other payments to non-resident holders of securities of the Group, except in respect of entities and/or individuals detailed in relevant European Union and United Nations sanctions listings received from the Financial Regulator from time to time. The Group also complies with applicable requirements arising in respect of non-cooperative countries and territories (NCCT), pursuant to the NCCT initiative of the Financial Action Task Force.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

TAXATION

The following summary of certain consequences to US holders (as defined below), or as in the case of Irish taxation, to eligible US holders (also as defined below) of the purchase, ownership and disposition of ADSs or ordinary stock deals only with US holders that hold ADSs or units of ordinary stock as capital assets for Irish and US Federal income tax purposes and does not deal with special classes of holders, such as dealers in securities, traders in securities that elect to use a mark to market method of accounting for their securities holdings, tax-exempt organisations, life insurance companies, persons liable for alternative minimum tax, persons that actually or constructively own 10% or more of the voting stock of the Bank, persons that hold units of ordinary stock or ADSs as part of a straddle or a hedging or conversion transaction, persons that purchase or sell units of ordinary stock or ADSs as part of a wash sale for tax purposes or US holders or eligible US holders whose functional currency is not the US dollar. While the summary discussion relates to material matters relevant to the tax laws of the United States and Ireland, all holders should consult their own tax advisors as to the Irish, US or any other tax consequences of the purchase, ownership and disposition of ordinary stock or ADSs including the effect of any foreign, state or local tax laws as they apply to their particular circumstances. This summary is based (i) on the income tax treaty between Ireland and the United States (the 'Tax Treaty'), tax laws, regulations, administrative rulings and court decisions of Ireland and the United States, all as currently in effect and all subject to change at any time, perhaps with retroactive effect, and (ii) in part, on representations of the Depositary, and assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

If a partnership holds the ordinary stock or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner in a partnership holding ordinary stock or ADSs should consult its tax advisor with regard to the US federal income tax treatment of an investment in the ordinary stock or ADSs.

For purposes of this discussion, a 'US holder' is a beneficial owner of ADSs or ordinary stock that is, for US federal income tax purposes, (i) a citizen or resident of the US, (ii) a US domestic corporation or an entity taxable as a corporation, (iii) an estate whose income is subject to US federal income tax regardless of its source, (iv) a trust if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorised to control all substantial decisions of the trust.

An 'eligible US holder' is a US holder that is (i) not a resident of Ireland for purposes of Irish taxes, (ii) not engaged in a trade or business in Ireland through a permanent establishment and (iii) otherwise eligible for benefits under the Tax Treaty with respect to income and gain from ordinary stock or ADSs.

For purposes of the Tax Treaty and the US Internal Revenue Code of 1986, as amended (the 'Code'), US holders will be treated as the beneficial owners of the ordinary stock underlying the ADSs represented by the ADRs.

Irish Taxation

Dividends:    Dividends paid by an Irish resident company do not carry a tax credit and are generally subject to Dividend Withholding Tax (DWT) at the standard rate of income tax, currently 20%. This could include dividends paid by the Group with respect to ordinary stock or ADSs. There are a number of exemptions available from DWT including: (i) for ordinary stock, where the recipient is an eligible US holder who completes a relevant declaration and submits the same to the Bank's Registration Department prior to the due date of payment of the relevant dividend; and (ii) in relation to dividends paid with respect to ADSs as evidenced by an ADR, where the beneficial holder's address on the register of depositary receipts is located in the US and is held by the Bank of New York or other 'qualifying intermediary' as

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

defined in section 172E Irish Taxes Consolidation Act 1997 (or see list at http://www.revenue.ie/en/tax/dwt/authorised qualifying intermediaries.html) or by any intervening 'specified intermediary' as defined in section 172F Irish Taxes Consolidation Act 1997.

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

Dividends paid to a non-corporate US holder that constitute qualified dividend income will be taxable to the holder at preferential rates applicable to long-term capital gain provided that the ADSs or ordinary stock are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. The Bank expects that dividends paid by it

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

will generally be qualified dividend income; however, whether any particular payment represents qualified dividend income will depend on the facts and circumstances existing at the time the dividend is paid (including, for example, whether and how the Bank qualifies for benefits under the Tax Treaty). The dividend will not be eligible for the dividends received deduction generally allowed to corporations. The amount of any dividend distribution that a US holder must include in income will be the US dollar value of the euro payment (determined at the spot US dollar/euro exchange rate) on the date of actual or constructive receipt by the US holder, in the case of ordinary stock, or by the Depositary in the case of ADSs, regardless of whether the payment is converted into dollars. Gain or loss, if any resulting from currency exchange fluctuations during the periods from the date a US holder includes the dividend payment in income to the date such US holder converts the payment into US dollars, generally will be ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income, and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to certain limitations, any Irish tax (including DWT) withheld and paid over to Ireland will be creditable or deductible against the US holder's US Federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rate that is applicable to qualified dividend income to non-corporate US holders. To the extent a refund of the tax withheld is available to a US holder under Irish law or the Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against a US holder's US Federal income tax liability.

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

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

PFIC Rules:    The Bank believes that ADSs and ordinary stock should not be treated as stock of a Passive Foreign Investment Company ('PFIC') for US federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If, contrary to the Bank's belief, the Bank were to be treated as a PFIC, gain realised on the sale or other disposition of a US holder's ADSs or ordinary stock would in general not be treated as a capital gain. Instead, a US holder would be treated as if it had realised such gain and certain 'excess distributions' ratably over its holding period for the ADSs or ordinary stock and would be taxed at the highest tax rate in effect for each such year to which the gain or distribution was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a US holder's ADSs or ordinary stock will be treated as stock in a PFIC if the Bank were a PFIC at any time during such US holder's holding period in its ADSs or ordinary stock. Dividends received by a US holder from the Bank will not be eligible for the special tax rates applicable to qualified dividend income if the Bank is treated as a PFIC with respect to such US holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

Additionally, the Investor Relations section on the Group's website is updated with all Stock Exchange releases as they are made by the Group. The Group has an active and well developed Investor Relations programme, which involves regular meetings by the Group Chief Executive, the Chief Financial Officer and other members of his senior executive team and the Head of Group Investor Relations with the Group's principal institutional stockholders and with financial analysts and brokers. The Directors are kept informed on investor issues through regular reports from Group Investor Relations on the outcome of these meetings. All meetings with stockholders are conducted in such a way as to ensure that price sensitive information is not divulged. In addition, all Directors are encouraged and facilitated to hear the views of investors and analysts at first hand through their participation in conference calls following major announcements. The Court concluded that the objective of keeping Directors fully informed on stockholder views was achieved in the year ended 31 December 2012.

The Governor and/or the Senior Independent Director are available to stockholders if they have concerns that cannot be resolved through the normal channels.

The Group's policy is to make constructive use of the Annual General Court and all stockholders are encouraged to participate. Stockholders are given the opportunity to ask questions at the Annual General Court. The Group's practice is to issue notice of the Annual General Court at least 20 working days before the meeting, in line with the requirements of the UK Code. Following the implementation in Ireland of the EU Shareholders' Rights Directive, the Bye-Laws have been amended to allow an Extraordinary General Court, other than an Extraordinary General Court called for the passing of a special resolution, to be convened by giving 14 days' notice of the meeting. At Annual General Courts, separate resolutions are proposed on each substantially separate issue and voting is conducted by way of poll. The outcome of every general meeting of the Group, including details of votes cast for, against, and abstaining, on each resolution, including proxies, are posted on the Group's website as soon as possible afterwards and released to the Irish, London and New York Stock Exchanges. It is usual for all Directors to attend all General Courts to meet Stockholders and for the Chairs of the Group Audit, Nomination and Governance and Remuneration Committees to be available to answer relevant questions. All Directors attended the Annual General Court held on 24 April 2012 and all but three Directors attended the Extraordinary General Court held on 18 June 2012. A 'Help Desk' facility is available at all General Courts to assist stockholders to resolve any specific queries that they may have.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

Fees and direct and indirect payments made by the Depositary to the Group

The Depositary has agreed to reimburse certain Group expenses related to the Group's ADS programme and incurred by the Group in connection with the ADS programme. For the year ended 31 December 2012, the Depositary reimbursed to the Group, or paid amounts on its behalf to third parties, a total sum of $1,068,240.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

The table below sets forth the categories of expense that the Depositary has agreed to reimburse the Group and the amounts reimbursed for the year ended 31 December 2012.

Category of expense reimbursed to the Group	Amount reimbursed for the year ended 31 December 2012 $
NYSE listing fees	—
Investor Relations programme support*	Nil

Total	Nil

*
For 2012, a reimbursement of $1,068,240 was agreed and paid which included $89,067 NYSE annual fee for listing ADS which Bank of Ireland paid directly to NYSE.

Category of expense waived or paid directly to third parties	Amount reimbursed for the year ended 31 December 2012 $
NYSE listing fees
Printing, distribution and administration costs paid directly to third parties in connection with US shareholder communications and AGC related expenses in connection with the ADS program	1,068,240

Total	1,068,240

The Depositary has also agreed to waive fees for standard costs associated with the administration of the ADS program.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS & USE OF PROCEEDS

See Note 47 of the consolidated financial statements for a discussion of changes to preferential shares relevant to holders of ordinary shares.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

(b)   Management's Annual Report on Internal Control over Financial Reporting

The management of the Group is responsible for establishing and maintaining adequate internal control over financial reporting. The Group's internal control over financial reporting is a process designed under the supervision of the Group Chief Executive and the Group Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as adopted by the European Union and the IASB. Management assessed the effectiveness of the Group's internal control over financial reporting as of 31 December 2012 based on the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in Internal Control Integrated Framework. Based on this assessment, management has concluded that, as of 31 December 2012 the Group's internal control over financial reporting was effective.

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

PricewaterhouseCoopers, an independent registered public accounting firm, audited the consolidated financial statements of the Group for the year ended 31 December 2012, and has issued an audit report on the effectiveness of Group's internal controls over financial reporting as of 31 December 2012.

(c)   Attestation Report of registered public accounting firm

Please see Report of independent registered public accounting firm on page 188.

(d)   Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Group Audit Committee comprises only independent non-executive Directors as described in the NYSE guidelines. The Court believes that at least one, or more, members have, individually or collectively, recent and relevant financial experience.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the year, the audit committee operated a comprehensive policy on the provision of non-audit services by the principal accountant to the Group. This policy provides for the pre-approval of all non-audit services as well as the prohibition on the provision of certain other named services by the Group's auditor, PricewaterhouseCoopers. Management seeks annual pre-approval for certain categories of services which may be rendered by PricewaterhouseCoopers, along with budgets attaching to each category, which cannot be exceeded without the prior approval of the Committee. Any assignment outside of the approved categories or which would cause fees to exceed the agreed budget must be pre-approved by any one member of the Audit Committee and notified to the Audit Committee for ratification. Management periodically reports to the Audit Committee the amount of fees committed in respect of each category of service. For further details see note 13 to the Consolidated Financial Statements.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As at 31 December 2011, 23,124,628 units of ordinary stock held by the Group's life assurance company were categorised as 'own shares'. There was a net acquisition of 452,522 units of ordinary stock by the life assurance company during the year ended 31 December 2012. At 31 December 2012 the Group's life assurance company held 23,577,150 units of ordinary stock as 'own shares'.

UNRESOLVED STAFF COMMENTS

None.

DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

None.

BANK OF IRELAND GROUP

EXHIBITS

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
4.8	Shareholders Agreement between National Asset Management Agency Investment Limited and New Ireland Assurance Company plc dated 29 March 2010.
4.9	Subscription Agreement between National Asset Management Agency Investment Limited and New Ireland Assurance Company plc dated 29 March 2010.
4.10	Subscription Agreement between the Minister for Finance, The National Pensions Reserve Fund Commission and The Governor and Company of the Bank of Ireland dated 31 March 2009.

BANK OF IRELAND GROUP

EXHIBITS

4.11	Deposit Agreement between The Governor and Company of the Bank of Ireland, The Bank of New York and holders of American Depository Receipts dated 28 November 1995.
4.12	Indemnity Agreement between The Governor and Company of the Bank of Ireland and the Minister for Finance dated 23 December 2010.
8	List of significant subsidiaries—incorporated by reference to page 349 of this Form 20-F.
12.1	Certification by the Chief Executive Officer as required by Section 302 of Sarbanes Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer as required by Section 302 of Sarbanes Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer as required by Section 906 of Sarbanes Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer as required by Section 906 of Sarbanes Oxley Act of 2002.

BANK OF IRELAND GROUP

GLOSSARY (DEFINITIONS & ABBREVIATIONS)

€0.05 Ordinary Stock	the units of Ordinary Stock following the Renominalisation in July 2011;
2010 EU Restructuring Plan	The EU restructuring plan for the Group approved by the European Commission on 15 July 2010;
2011 EU Restructuring Plan
The revised restructuring plan for the Group, approved by the European Commission on 20 December 2011, prepared under EU State aid rules for the purpose of establishing the bank's long term viability without State support, adequate burden sharing and measures to minimise any distortion of competition arising from State aid provided to the bank;
ADR	American Depositary Receipts;
ADS	American Depositary Shares;
AFS	available for sale;
Annual General Court or AGC	an annual general meeting of stockholders of the Bank;
CCN	Contingent Capital Note;
Central Bank	the Central Bank of Ireland;
CIFS Scheme	the Credit Institutions (Financial Support) Scheme 2008 (S.I. No 411 of 2008);
Closing Price	the closing middle market quotation of a unit of Ordinary Stock as derived from the Daily Official List;
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
CSO	Central Statistics Office;

BANK OF IRELAND GROUP

GLOSSARY (DEFINITIONS & ABBREVIATIONS)

Debt for Equity Offers	each of the US Debt for Equity Offers and the Non-US Debt for Equity Offers which formed part of the recapitalisation of the Bank in the year ended 31 December 2011 and the year ended 31 December 2010;
Deferred Stock	units of deferred stock in the capital of the Bank created pursuant to the Renominalisation in May 2010 and July 2011;
Department of Finance	Department of Finance of Ireland;
DGS	Deposit Guarantee Scheme;
DWT	dividend withholding tax;
EBA	European Banking Authority;
ECB	European Central Bank;
EEA	European Economic Area;
ELG	Eligible Liabilities Guarantee Scheme;
Eligible Bank Assets	those classes of assets prescribed as eligible bank assets by the Minister for Finance, in accordance with section 69 of the NAMA Act;
ESOS	the executive stock option scheme as described in the Remuneration of Directors and Officers;
Existing Stock	the units of Ordinary Stock in issue as at 26 April 2010;
Extraordinary General Court or EGC	an extraordinary general meeting of stockholders of the Bank;
Financial Regulator	the Irish Financial Services Regulatory Authority;
FSA	Financial Services Authority;
FSCS	UK Financial Services Compensation Scheme;
FSMA	Financial Services and Markets Act 2000;
FVTPL	Fair value through profit or loss;
GRPC	Group Risk Policy Committee;
Hybrid/Preferred Securities
Bank of Ireland Capital Funding (No. 1) LP, €600,000,000 Fixed Rate/Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities, the LP2 Securities, the LP3 Securities and Bank of Ireland Capital Funding (No. 4) LP £500,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities;
IBNR	Incurred but not reported;
IBRC	Irish Bank Resolution Corporation;
IMF	International Monetary Fund;

BANK OF IRELAND GROUP

GLOSSARY (DEFINITIONS & ABBREVIATIONS)

Institutional Placing	the placing of Ordinary Stock with institutional investors (but excluding the NPRFC) as part of the recapitalisation of the Bank in the year ended 31 December 2010;
IRBA	Internal Ratings Based Approach;
Irish Code	the Central Bank of Ireland's Corporate Governance Code for Credit Institutions and Insurance Undertakings;
Joint Bookrunners or joint bookrunners	Citi, Credit Suisse, Davy, Deutsche Bank and UBS;
LTIP	Long Term Incentive Plan;
LTRO	Long Term Refinancing Operation (by the European Central Bank);
Minister for Finance or Minister	the Minister for Finance of Ireland;
NAMA	the National Asset Management Agency and, where the context permits, other members of NAMA's group including subsidiaries and associated companies. For further information refer to www.nama.ie;
National Pensions Reserve Fund	the fund established by the National Pensions Reserve Fund Act, 2000 to meet (insofar as possible) the costs of Ireland's social welfare and public service pensions from 2025 onwards;
NPRFC
the National Pensions Reserve Fund Commission, established by the National Pensions Reserve Fund Act 2000 to, inter alia, control, manage and invest the assets of the National Pensions Reserve Fund. References herein to the NPRFC mean the NPRFC acting in its capacity as controller and manager of the National Pensions Reserve Fund;
NPRFC Coupon Ordinary Stock	184,394,378 units of Ordinary Stock issued to the NPRFC on Monday 22 February 2010 in lieu of the cash dividend otherwise due on the 2009 Preference Stock;
NPRFC Placing	the conversion by the NPRFC of units of 2009 Preference Stock to units of Ordinary Stock as part of the recapitalisation of the Bank in the year ended 31 December 2010;
NTMA	National Treasury Management Agency;
Participating Institution	a credit institution designated by the Minister for Finance as a participating institution in accordance with the provisions of section 67 of the NAMA Act;
PCAR	Prudential Capital Assessment Review;
Placees	persons with whom Placing Stock was placed, including, in the case of the NPRFC Placing and where the context so permits, the NPRFC;

BANK OF IRELAND GROUP

GLOSSARY (DEFINITIONS & ABBREVIATIONS)

Placing Stock	the 326,797,386 units of Ordinary Stock issued by the Bank pursuant to the Institutional Placing as part of the recapitalisation of the Bank in the year ended 31 December 2010;
PLAR	Prudential Liquidity Assessment Review;
Preference Stock	means the 2009 Preference Stock and the 1992 Preference Stock;
Record Date	5.00 p.m. on 17 May 2010;
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

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND (REGISTRANT)
Date: 27 March 2013
By:	/s/ RICHIE BOUCHER Name: Richie Boucher Title: Group Chief Executive Officer
By:	/s/ ANDREW KEATING Name: Andrew Keating Title: Group Chief Financial Officer