Form 20-F
period 2013-12-31
GOVERNOR & CO OF THE BANK OF IRELAND
filed 2014-03-31
CIK 1022575

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2013
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

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of 31 December 2013:

•
Ordinary stock (nominal value of €0.05 per unit): 32,363,275,073

•
Deferred stock (nominal value of €0.01 per unit): 91,980,594,628

•
Preference stock (nominal value of €1.27 per unit): 3,026,598

•
Preference stock (nominal value of €0.01 per unit): 1,300,000,000

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

YES ☐            NO ☒

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND

ANNUAL REPORT ON FORM 20-F

BANK OF IRELAND GROUP

CROSS REFERENCE INDEX

Item	Cross reference to:	Page
Item 1—Identity of Directors, Senior Management and Advisors	Not applicable
Item 2—Offer Statistics and Expected Timetable	Not applicable
Item 3—Key Information
Selected Consolidated Financial Data	Selected Consolidated Financial Data	10-14
Risk Factors	Principal Risks and Uncertainties	75-84
Item 4—Information on the Company
General	Additional Information	446
Corporate Structure	Financial Information—Operating segments	258-267
Principal Capital Expenditures and Divestitures	Financial Information—(Loss)/profit on disposal/liquidation of business activities	284-285
Material Subsidiaries	Financial Information—Principal undertakings	372
Description of Property	Additional Information	446
	Financial Information—Property plant and equipment	302-304
Competition	Additional Information	447
Supervision and Regulation	Additional Information	449-466
Economic Conditions affecting the Group	Overview and Market Environment	21-23
Item 4A—Unresolved Staff Comments	Additional Information	507
Item 5—Operating and Financial Review and Prospects
Overview and Market Environment	Basis of Presentation	15
	Overview and Market Environment	15-23
Critical Accounting Estimates and Judgements	Financial Information	252-255
Liquidity and Capital Resources	Risk Management Report	74-156
Analysis of Results of Operations	Operating and Financial Review and Prospects	15-73
Average Balance Sheet and Interest Rates	Additional Information	468
Description of Assets and Liabilities	Additional Information	472

BANK OF IRELAND GROUP

CROSS REFERENCE INDEX (Continued)

Item	Cross reference to:	Page
Item 6—Directors, Senior Management and Employees
Directors and Senior Management	Directors and Senior Management	187-196
	Additional Information	491
Remuneration of Directors and Officers	Remuneration Report	197-208
	Additional Information	490
Corporate Governance Statement	Corporate Governance Statement	157-177
Court Appointed Executive Committees	Corporate Governance Statement	157-177
Employees	Financial Information—Other operating expenses	277-278
Stock Options	Additional Information	490-492
Item 7—Major Stockholders and Related Party Transactions
Control of Registrant	Additional Information	492
Related Party Transactions	Financial Information—Related party transactions	357-366
Description of US stockholders	Additional Information	494
Item 8—Financial Information
Dividend Policy	Additional Information	495
Legal Proceedings	Additional Information	496
Significant changes	Financial Information—Post balance sheet events	389
Prospective Accounting Changes/Impact of New Accounting Policies	Financial Information—Accounting policies	222-251
Item 9—The Offer and the Listing Nature of the Trading Market	Additional Information	497
Item 10—Additional Information
Charter and Bye-Laws	Charter and Bye-Laws	178
Exchange Controls and Other Limitations Affecting Security Holders	Additional Information	499
Taxation	Additional Information	500
Documents available through the SEC	Additional Information	503
Relations with Stockholders	Additional Information	503

BANK OF IRELAND GROUP

CROSS REFERENCE INDEX (Continued)

Item	Cross reference to:	Page
Item 11—Quantitative and Qualitative Disclosures about Market Risk	Risk Management Report	74
Item 12—Description of Securities other than Equity Securities
American Depositary Shares	Additional Information	504
Item 13—Defaults, Dividend Arrearages & Delinquencies	Additional Information	507
Item 14—Material Modifications to the Rights of Security Holders & Use of Proceeds	Additional Information	505
Item 15—Controls & Procedures	Additional Information	505
Item 16
Audit Committee Financial Expert	Additional Information	506
Code of Ethics	Additional Information	506
Principal Accountant Fees and Services	Additional Information	506
Exemptions from the Listing Standards for Audit Committees	Not applicable
Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Additional Information	507
Change in Registrant's Certifying Accountants	Not applicable
Corporate Governance	Corporate Governance Statement	157
Mine Safety Disclosure	Not applicable
Item 17—Financial Statements	Not applicable
Item 18—Financial Statements	Consolidated Financial Statements	212-389
Item 19—Exhibits		508-509

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

Certain definitions are also in the Glossary (Definitions and Abbreviations) section on page 510 of this Form 20-F.

FORWARD LOOKING INFORMATION

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the 'Group') plans and its current goals and expectations relating to its future financial condition and performance, the markets in which it operates, and its future capital requirements. These forward-looking statements often can be identified by the fact that they do not relate only to historical or current facts. Generally, but not always, words such as 'may,' 'could,' 'should,' 'will,' 'expect,' 'intend,' 'estimate,' 'anticipate,' 'assume,' 'believe,' 'plan,' 'seek,' 'continue,' 'target,' 'goal,' 'would,' or their negative variations or similar expressions identify forward-looking statements, but their absence does not mean that a statement is not forward looking.

Examples of forward-looking statements include among others, statements regarding the Group's near term and longer term future capital requirements and ratios, level of ownership by the Irish Government, loan to deposit ratios, expected impairment charges, the level of the Group's assets, the Group's financial position, future income, business strategy, projected costs, margins, future payment of dividends, the implementation of changes in respect of certain of the Group's pension schemes, estimates of capital expenditures, discussions with Irish, United Kingdom, European and other regulators and plans and objectives for future operations.

Such forward-looking statements are inherently subject to risks and uncertainties, and hence actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following:

•
concerns on sovereign debt and financial uncertainties in the EU and in member countries and the potential effects of those uncertainties on the Group;

•
general and sector specific economic conditions in Ireland, the United Kingdom and the other markets in which the Group operates;

•
the ability of the Group to generate additional liquidity and capital as required;

•
the effects of the 2011 PCAR, the 2011 PLAR and the deleveraging reviews conducted by the Central Bank of Ireland and any further capital assessments undertaken by regulators;

BANK OF IRELAND GROUP

PRESENTATION OF INFORMATION (Continued)

•
property market conditions in Ireland and the United Kingdom;

•
the potential exposure of the Group to various types of market risks, such as interest rate risk, foreign exchange rate risk, credit risk and commodity price risk;

•
the impact of any arrangements following the exit by the Irish Government from the EU/IMF programme;

•
the availability of customer deposits at sustainable pricing levels to fund the Group's loan portfolio and the outcome of the Group's disengagement from the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009;

•
deterioration in the credit quality of the Group's borrowers and counterparties, as well as increased difficulties in relation to the recoverability of loans and other amounts due from such borrowers and counterparties, have resulted in significant increases, and could result in further significant increases, in the Group's impaired loans and impairment provisions;

•
implications of the Personal Insolvency Act 2012 and/or the measures introduced by the Central Bank of Ireland to address mortgage arrears on the Group's distressed debt recovery and impairment provisions;

•
the performance and volatility of international capital markets;

•
the effects of the Irish Government's stockholding in the Group (through the NPRFC) and possible changes in the level of such stockholding;

•
the impact of further downgrades in the Group's or the Irish Government's credit ratings or outlook;

•
the stability of the eurozone;

•
changes in the Irish and United Kingdom banking systems;

•
changes in applicable laws, regulations and taxes in jurisdictions in which the Group operates particularly banking regulation by the Irish and United Kingdom Governments together with implementation of the Single Supervisory Mechanism and establishment of the Single Resolution Mechanism and the conduct and outcome of asset quality reviews and stress tests;

•
the exercise by regulators of powers of regulation and oversight in Ireland and the United Kingdom;

•
the introduction of new government policies or the amendment of existing policies in Ireland or the United Kingdom;

•
the outcome of any legal claims brought against the Group by third parties or legal or regulatory proceedings or any Irish banking inquiry more generally, that may have implications for the Group;

•
the development and implementation of the Group's strategy, including the implementation of the Group's revised EU Commission restructuring plan and the Group's ability to achieve net interest margin increases and cost reductions;

•
the responsibility of the Group for contributing to compensation schemes in respect of banks and other authorised financial services firms in Ireland, the United Kingdom and the Isle of Man that may be unable to meet their obligations to customers;

•
the inherent risk within the Group's life assurance business involving claims, as well as market conditions generally;

•
potential further contributions to the Group sponsored pension schemes if the value of pension fund assets is not sufficient to cover potential obligations;

•
the exposure of the Group to NAMA losses in the event that NAMA has an underlying loss at the conclusion of its operations, which could adversely impact the Group's capital and results of operations;

BANK OF IRELAND GROUP

PRESENTATION OF INFORMATION (Continued)

•
the impact of the implementation of significant regulatory developments such as Basel III, Capital Requirements Directive (CRD) IV, Solvency II and the Recovery and Resolution Directive;

•
the impact on the Group of the Central Bank of Ireland's Balance Sheet Assessment/Asset Quality Review of the Group and the European Central Bank's Comprehensive Assessment of the Group; and

•
the Group's ability to address weaknesses or failures in its internal processes and procedures including information technology issues and equipment failures and other operational risks.

Analyses of asset quality and impairment in addition to liquidity and funding are set out in the Risk Management Report. Investors should read 'Principal Risks and Uncertainties' in this document beginning on page 75).

Nothing in this document should be considered to be a forecast of future profitability or financial position and none of the information in this document is or is intended to be a profit forecast or profit estimate. Any forward-looking statement speaks only as at the date it is made. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

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

Further definitions are set out in the Glossary (Definitions and Abbreviations) section on page 510 of this Form 20-F.

REPORTING CURRENCY

The Group publishes consolidated financial statements in euro '€' or 'EUR'. Each euro is made up of one hundred cent, each of which is represented by the symbol 'c' in this Annual Report.

References to 'dollars', 'US$', '$' or '¢' are to US currency, and references to 'Stg£', 'GBP£' and 'pounds sterling' are to UK currency. Amounts in dollars, unless otherwise stated, for the current financial (fiscal) year have been translated from euro at the rate prevailing on 31 December 2013 as shown below under 'Exchange Rates'. This rate should not be construed as a representation that the euro amounts actually denote such dollar amounts or have been, could have been, or could be converted into dollars at the rate indicated.

BANK OF IRELAND GROUP

PRESENTATION OF INFORMATION (Continued)

EXCHANGE RATES

As a significant portion of the assets, liabilities, income and expenses of the Group is denominated in currencies other than euro, fluctuations in the value of the euro relative to other currencies have an effect on the euro value of assets and liabilities denominated in such currencies as well as on the Group's results of operations. The principal foreign currencies affecting the Group's financial statements are sterling and the dollar. At 21 March 2014, the spot rate was US$1.3791 = €1.00.

The following table sets forth, for the dates or periods indicated, the spot or Noon Buying Rate in New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the 'Noon Buying Rate') and the rates used by the Group in the preparation of its consolidated financial statements, which are sourced from the European Central Bank (ECB):

	Year ended 31 December 2013	Year ended 31 December 2012	Year ended 31 December 2011	Year ended 31 December 2010	9 months ended 31 December 2009
	(US$ per €)
Dollar/euro rates:
End of period	1.3779	1.3186	1.2973	1.3269	1.4332
Average(1)	1.3303	1.2908	1.4002	1.3216	1.4223
High	1.3816	1.3260	1.4875	1.4536	1.5100
Low	1.2774	1.2930	1.2926	1.1959	1.2903
End of period rate used by the Group(2)	1.3791	1.3194	1.2939	1.3362	1.4406
Average rate used by the Group(2)	1.3281	1.2848	1.3920	1.3258	1.4248

The highest spot or noon buying rate for each of the last six months was: February 2014: 1.3806, January 2014: 1.3682, December 2013: 1.3816, November 2013: 1.3606, October 2013: 1.3810, September 2013: 1.3537.

The lowest spot or noon buying rate for each of the last six months was: February 2014: 1.3507, January 2014: 1.3500, December 2013: 1.3552, November 2013: 1.3357, October 2013: 1.3490, September 2013: 1.3120.

	Year ended 31 December 2013	Year ended 31 December 2012	Year ended 31 December 2011	Year ended 31 December 2010	9 months ended 31 December 2009
	(Stg£ per €)
Sterling/euro rates:
End of period rate used by the Group(2)	0.8337	0.8161	0.8353	0.8607	0.8881
Average rate used by the Group(2)	0.8493	0.8109	0.8679	0.8579	0.8851

(1)
The average of the spot or Noon Buying Rates on the last day of each month during the Group's financial year/period.

(2)
The rates used by the Group in the preparation of its consolidated financial statements.

BANK OF IRELAND GROUP

BUSINESS REVIEW

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present selected consolidated financial data which have been derived from the audited consolidated financial statements of the Group. Tables 1 and 2 detail financial data under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for the years ended 31 December 2013, 2012, 2011 and 2010 and the nine months ended 31 December 2009.

The consolidated financial statements of the Group are prepared in accordance with IFRS as issued by the IASB for the years ended 31 December 2013, 2012, 2011 and 2010 and the nine months ended 31 December 2009. The financial statements on pages 212 to 389 cover the three years ended 31 December 2013, 2012 and 2011. The EU adopted version of IAS 39 currently relaxes some of the hedge accounting rules in IAS 39 'Financial Instruments—Recognition and Measurement'. The Group has not availed of this relaxation, hence these financial statements comply with both IFRS as adopted by the EU and IFRS as issued by the IASB.

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

SELECTED CONSOLIDATED FINANCIAL DATA (Continued)

Table 1

	Year ended 31 December 2013(1)	Year ended 31 December 2013	Restated(2) Year ended 31 December 2012	Restated(2) Year ended 31 December 2011	Restated(2) Year ended 31 December 2010		Restated(2) 9 months ended 31 December 2009
	US$m	(in € millions, except per unit amounts and percentages)
Income Statement Data
Interest income	5,060	3,669	4,006	4,618	5,179		4,188
Interest expense	(2,296)	(1,665)	(2,560)	(3,076)	(2,960)		(2,009)

Net interest income	2,764	2,004	1,446	1,542	2,219		2,179
Net insurance premium income	1,480	1,073	1,156	929	969		665
Fees and commission income	680	493	515	612	633		474
Fees and commission expense	(265)	(192)	(215)	(192)	(257)		(255)
Net trading (expense)/income	16	12	(275)	19	225		(28)
Life assurance investment income, gains and losses	732	531	678	(38)	474		958
Gain on liability management exercises	6	4	69	1,789	1,402		1,037
Other operating income	88	64	80	(1)	199		31

Total operating income	5,501	3,989	3,454	4,660	5,864		5,061
Insurance contract liabilities and claims paid	(2,027)	(1,470)	(1,725)	(750)	(1,268)		(1,462)

Total operating income, net of insurance claims	3,474	2,519	1,729	3,910	4,596		3,599
Other operating expenses	(2,180)	(1,581)	(1,638)	(1,653)	(1,804)		(1,391)
Cost of restructuring programmes	(124)	(90)	(150)	3	(18)		—
Impact of amendments to defined benefit pension schemes	377	274	—	—	733		—

Operating (loss)/profit before impairment charges on financial assets and gain/(loss) on NAMA/deleveraging	1,547	1,122	(59)	2,260	3,507		2,208
Impairment charges on financial assets	(2,296)	(1,665)	(1,769)	(2,004)	(2,284)		(4,057)
(Loss)/gain on sale of assets to NAMA including associated costs	—	—	(1)	33	(2,241)		—
Loss on deleveraging of financial assets	(4)	(3)	(326)	(565)	—		—

Operating (loss)/profit	(753)	(546)	(2,155)	(276)	(1,018)		(1,849)
Share of results of associates and joint ventures (after tax)	43	31	46	35	49		35
(Loss)/profit on disposal/liquidation of business activities	(14)	(10)	(69)	34	—		(3)

Loss before taxation	(724)	(525)	(2,178)	(207)	(969)		(1,817)
Taxation	48	35	337	233	344		345

(Loss)/profit for the period	(676)	(490)	(1,841)	26	(625)		(1,472)

Attributable to non-controlling interests	(4)	(3)	(6)	(4)	5		(9)
Attributable to stockholders	(672)	(487)	(1,835)	30	(630)		(1,463)

(Loss)/profit for the period	(676)	(490)	(1,841)	26	(625)		(1,472)

Earnings per unit of €0.05/€0.10/€0.64(3) ordinary stock	(3.2c )	(2.3c )	(6.7c )	(0.8c )	(22.0c	)(4)	(105.7c	)(4)

Diluted earnings per unit of €0.05/€0.10/€0.64(3) ordinary stock	(3.2c )	(2.3c )	(6.7c )	(0.8c )	(22.0c	)(4)	(105.7c	)(4)

Dividends per unit of €0.05/€0.10/€0.64(3) ordinary stock(5)	—	—	—	—	—		—

Number of shares used in EPS calculation (in millions)	30,252	30,252	30,109	15,704	3,811	(4)	1,587	(4)

Number of shares used in diluted EPS calculation (in millions)	30,252	30,252	30,109	15,704	3,811	(4)	1,587	(4)

See page 12 for footnotes to Table 1.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

SELECTED CONSOLIDATED FINANCIAL DATA (Continued)

Table 1 (Continued)

	As at 31 December 2013(1)	As at 31 December 2013	Restated(2) As at 31 December 2012	Restated(2) As at 31 December 2011	Restated(2) As at 31 December 2010	Restated(2) As at 31 December 2009
	US$m	(in € millions, except per unit amounts and percentages)
Balance Sheet Data
Total assets	182,229	132,137	147,964	154,700	167,462	181,098
Loans and advances to customers (net of impairment provisions)	116,553	84,514	92,621	99,314	114,457	119,439
Loans held for sale to NAMA (net of impairment provisions)	—	—	—	—	793	9,457
Other assets classified as held for sale	—	—	—	2,446	119	—
Loans and advances to banks	6,563	4,759	9,502	8,051	7,458	5,031
Allowance for impairment provisions on loans and advances to customers (including loans held for sale to NAMA and loans classified as held for sale)	(11,365)	(8,241)	(7,544)	(6,365)	(5,050)	(5,775)
Available for sale financial assets	16,692	12,104	11,093	10,262	15,576	20,940
NAMA senior bonds	5,457	3,957	4,428	5,016	5,075	—
Deposits from banks	16,843	12,213	21,125	31,382	41,075	17,903
Customer accounts	101,870	73,867	75,170	70,506	65,443	84,812
Debt securities in issue	21,072	15,280	18,073	19,124	28,693	43,144
Subordinated liabilities	2,310	1,675	1,707	1,426	2,775	6,053
Non-controlling interests	(8)	(6)	(2)	37	56	50
Capital stock	3,528	2,558	2,452	2,452	1,210	699
Stock premium account	1,565	1,135	1,210	5,127	3,926	4,092
Retained earnings	5,228	3,791	4,673	3,571	3,806	3,309
Other reserves	557	404	336	(869)	(1,510)	(1,580)
Own shares held for the benefit of life assurance policyholders	(18)	(13)	(14)	(15)	(15)	(87)
Stockholders' equity	10,860	7,875	8,657	10,266	7,417	6,433

(1)
Translated solely for convenience into dollars at €1.00 = US$1.3791, the Spot Rate on 31 December 2013.

(2)
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IAS 19 Employee Benefits (Revised 2011) (IAS 19R)' and 'IFRS 10 Consolidated Financial Statements'.

For additional information on the restatements for the years ended 31 December 2012 and 31 December 2011, see note 62 to the Consolidated Financial Statements. The restatements for the impact of IAS 19R for the year ended 31 December 2010 and the nine months ended 31 December 2009 are as follows:

•
an increase in the pension charge included in operating expenses of €19 million for the year ended 31 December 2010 and €4 million for the nine months ended 31 December 2009;

•
at 31 December 2010, other liabilities have been reduced by €77 million, stockholders equity has been increased by €66 million and other assets have been reduced by €11 million; and

•
at 31 December 2009, other liabilities have been reduced by €54 million, stockholders equity has been increased by €46 million and other assets have been reduced by €8 million.

The Group did not restate the results for the year ended 31 December 2010 or the nine month period ended 31 December 2009 following the adoption of IFRS 10 as it was not a requirement under the standard.

(3)
The Group's ordinary stock was renominalised from €0.64 to €0.10 with effect from 19 May 2010 and from €0.10 to €0.05 with effect from 11 July 2011.

(4)
Adjusted to reflect the bonus element of the rights issue, which took place in July 2011. An adjustment factor of 1.007809 has been applied.

(5)
See 'Dividend Policy' on page 495 for details of dividends per unit of ordinary stock in dollars.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

SELECTED CONSOLIDATED FINANCIAL DATA (Continued)

Table 2

	Year ended 31 December 2013	Restated* Year ended 31 December 2012	Restated* Year ended 31 December 2011		Restated* Year ended 31 December 2010	Restated* 9 months ended 31 December 2009(2)
	(in Percentages %)
Other Financial Data
Return on average total assets(3)	(0.36)	(1.20)	0.02		(0.36)	(1.03)
Return on average stockholders' equity(4)	(6.0)	(20.0)	0.3		(8.6)	(25.0)
Net interest margin(5)	1.7	1.1	1.1		1.4	1.7
Cost/income ratio(6)	62	96 (1)	42	(1)	39 (1)	38 (1)
Impairment provisions on loans and advances to customers(7)	8.9	7.5	6		4.2	2.5
Impairment provisions on loans held for sale to NAMA(8)	—	—	—		8.6	22.7
Impairment charges to average total loans(9)	1.9	1.7	1.7		1.6	3.9
Stockholders' equity to assets(10)	6.0	5.9	6.6		4.4	3.6
Dividend payout ratio(11)	—	—	—		—	—

Key Capital Ratios	As at 31 December 2013	As at 31 December 2012	As at 31 December 2011	As at 31 December 2010	As at 31 December 2009
	(in Percentages %)
Capital	Basel II	Basel II	Basel II	Basel II	Basel II
Core tier 1(12)	12.2	13.8	14.3	—	—
Tier 1	12.4	13.9	14.4	9.7	9.8
Total capital	13.6	15.3	14.7	11.0	13.4

*
The comparative periods have been restated to reflect the impact of the adoption of 'IAS 19 Employee Benefits (Revised 2011) (IAS 19R)' and 'IFRS 10 Consolidated Financial Statements'. See table 1 on pages 11 to 12 for additional information.

(1)
Impacted by the gain of €4 million (year ended 31 December 2012: €69 million, year ended 31 December 2011: €1,789 million; year ended 31 December 2010: €1,402 million and 9 month period ended 31 December 2009: €1,037 million) on the repurchase of subordinated liabilities.

(2)
Other financial data for the nine month period ended 31 December 2009 is presented on an annualised basis.

(3)
Return on average total assets represents profit attributable to the ordinary stockholders as a percentage of average total assets. The calculation of the average balances for all years includes daily, weekly or monthly averages for certain reporting units (see 'Average Balance Sheet and Interest Rates' section on page 468). The Group considers these average balances to be representative of the operations of the Group.

(4)
Return on average stockholders' equity represents profit attributable to the ordinary stockholders as a percentage of average stockholders' funds, excluding minority interests.

(5)
Net interest margin represents net interest income as a percentage of average interest earning assets.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

SELECTED CONSOLIDATED FINANCIAL DATA (Continued)

(6)
The cost/income ratio is determined by dividing the Other operating expenses including goodwill impairment of the Group by the total income (including gain on liability management exercises) of the Group including income from associated undertakings and joint ventures.

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

(12)
With effect from 1 January 2013, the deduction for the Group's participation in its Life and pension business is deducted 50:50 from Core tier 1 and Tier 2 capital in accordance with the Capital Requirements Directive (CRD). The comparative period for 31 December 2012 has been restated to reflect this change. The previously reported Core tier 1 ratio under Basel II was 14.4%. Otherwise, the 31 December 2012 amounts remain as previously reported for regulatory purposes and have not been restated for the impact of the adoption of new accounting standards in the year ended 31 December 2013 as set out in note 62. The pro forma Core tier 1 ratio at 31 December 2012 would remain unchanged if the amounts were restated for the impact of the accounting changes. The ratio at 31 December 2011 has not been restated.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

BASIS OF PRESENTATION

Percentages presented throughout this document are calculated on the absolute underlying figures and so may differ from the percentage variances calculated on the rounded numbers presented, where the percentages are not measured this is indicated by n/m.

References to 'the State' throughout this document should be taken to refer to the Republic of Ireland, its Government and, where and if relevant, Government departments, agencies and local Government bodies.

OVERVIEW AND MARKET ENVIRONMENT

2013—a year of further substantial progress

At the start of 2013, we set ourselves a number of strategic objectives. We have delivered these objectives and substantially enhanced the Group and its franchises.

Our performance has improved by over €1.6 billion in 2013

Our financial results for 2013 have improved significantly relative to 2012. This improvement has been driven by our strong net interest margin performance, offset by lower average interest earning assets, albeit with the pace of decline in interest earning assets slowing in the second half of 2013. A significant decline in Eligible Liabilities Guarantee Scheme (ELG) fees, ongoing tight management of costs and a modest decline in impairment charges also contributed to this result. The impairment charges, amongst other things, reflect consideration of the Central Bank's BSA/AQR observations on impairments as at 30 June 2013. Our loss before tax reduced from €2,178 million in 2012 to €525 million in 2013.

We have increased our net interest margin, notwithstanding the low interest rate environment

Having troughed at 1.0% in the first half of 2012, our net interest margin has increased by 94 basis points to an average of 1.94% for the second half of 2013. The increase in the margin reflects the actions that the Group has taken to optimise the price of assets and funding, to efficiently manage the balance sheet and to generate sustainable returns on new business.

We safely managed the ELG expiry

The Irish Government's ELG scheme expired at the end of March 2013. The expiry had no adverse impact on our deposit volumes or pricing strategies. The ELG fees are phasing out quickly, in line with our expectations. The ELG expiry has also very materially reduced the risk to the taxpayer.

Asset quality—defaulted loan volumes are €1.2 billion lower than June 2013

We have invested heavily in our people, processes and systems to effectively support those of our customers who are in financial difficulty. We have over 1,400 staff, who are specially trained and dedicated to supporting business and personal customers with repayment challenges.

Resolution of Irish mortgage arrears and SME challenged cases remains a key priority. Our dedicated teams are focussed on this task. We have developed and are deploying sustainable restructuring solutions, which are suitable for our customers and acceptable for the Group. Our experience indicates that in 8 out of 10 challenged Irish mortgages with agreed restructuring solutions, these repayment arrangements are being met. We have had a similar focus on the SME sector where specialist teams have worked through a

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

detailed range of options and strategies for challenged customers, reaching an ultimate resolution in over 90% of cases.

As a result of our efforts, together with the improved economic climate in our main markets and recovery in their property markets, the level of defaulted loans has fallen by €1.2 billion or 6% since June 2013. This reduction is evident across all major loan categories.

The regulatory BSA/AQR has been addressed

Ahead of Ireland's exit from the EU/IMF programme of support, the Central Bank undertook a Balance Sheet Assessment (BSA/AQR). The BSA/AQR was a point in time capital assessment as at 30 June 2013 and included an assessment by the Central Bank of risk classifications and provisions and a review of the appropriateness of calculations of risk weighted assets. In December 2013, the Central Bank confirmed that Bank of Ireland had adequate capital as at 30 June 2013 to meet the requirements determined under the BSA. Consequently, the Central Bank did not require Bank of Ireland to raise additional capital as a result of the BSA.

The Central Bank also made a range of observations on the Group's treatment of expected loss on mortgage assets, the level of impairment provisions at 30 June 2013 and the Group's risk weighted asset calculations as part of the BSA. The Central Bank requested that the Group consider these observations in preparing its financial results and Annual Report for the year ended 31 December 2013. The Group has done so by incorporating the updated treatment of expected loss and has taken the Central Bank's observations into consideration as part of its comprehensive process in setting the year end impairment provisioning stock and associated impairment charge for 2013. Further engagement with the Central Bank in respect of risk weighted assets is envisaged during 2014 and, in the meantime, the Group has applied certain Central Bank required adjustments to the outputs of the Group's risk weighted asset calculations, which are also reflected in the Group's reported capital ratios at 31 December 2013.

Taxpayers rewarded and repaid

In the period 2009 to 2011, the State invested €4.8 billion in the Group. We are grateful for this support from taxpayers. Approximately €6 billion has been returned in cash to the State, which continues to own, at its discretion, a valuable c.14% equity shareholding in the Group. It is right and appropriate that taxpayers have got back their cash investment in Bank of Ireland, with a cash profit achieved and considerable potential upside.

The Irish State is also an important customer of the Group and we hold significant investments of €6.1 billion in Irish Government bonds.

We have addressed the 'Step-up' feature of the 2009 Preference Stock

At the beginning of 2013, the Group had €1.8 billion 2009 Preference Stock in issue. The 2009 Preference Stock contained a redemption 'Step-up' feature, which would have triggered on 31 March 2014. Had this occurred, the Group would have been required to pay a 25% premium to par, amounting to c. €460 million, on redemption of this instrument.

In December 2013, we successfully executed a capital package to fully address this 'Step-up' feature and reimburse the State aid relating to the 2009 Preference Stock. This package was agreed with the Central Bank and the State. It involved (i) an equity placing to redeem c.€0.5 billion 2009 Preference Stock; and (ii) the sale of notes, secured on €1.3 billion 2009 Preference Stock, to private investors, who waived their rights to the "Step-up". The Central Bank has confirmed that it will recognise the 2009 Preference Stock

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

sold to private investors as Common equity tier 1 (CET1) capital under the grandfathering provisions of the Capital Requirements Regulation. We have advised the Central Bank that it is not the Group's intention to recognise the 2009 Preference Stock as regulatory CET1 capital after July 2016, unless de-recognition would mean an adequate capital buffer cannot be maintained above applicable regulatory requirements. As a further consequence of the capital package, certain restrictions including those on ordinary stock dividends, which had previously been imposed under EU Restructuring Plans, have been removed.

We have accessed markets across all levels of our capital structure

From January 2013 to date, we have issued both secured and unsecured debt totalling €4 billion, through 6 issues with maturity profiles of 3, 5 and 7 years. The cost of debt issuance continues to fall. Separately, we facilitated the sale by the State of €1 billion contingent convertible notes and €1.3 billion 2009 Preference Stock to private investors. We also raised c.€0.6 billion from the equity markets as part of the capital package. All these issues were strongly supported by international investors. Our issuance capability was recognised in December 2013, when the Group won the prestigious IFR 'Financial Issuer of the Year' award.

We have agreed a shared solution to address the pension deficit, which is being implemented

During 2013, we carried out a review of the defined benefit pension schemes sponsored by the Group and the related IAS 19 deficits. The objectives of this review were to continue to sponsor competitive pension benefits and help secure the future of the schemes, while recognising the need to substantially reduce the IAS 19 deficits and associated volatility.

A shared solution has been agreed with staff members of the largest Group sponsored defined benefit pension scheme, the Bank of Ireland Staff Pensions Fund (BSPF). The solution involves changes to members' potential defined benefits, which have now been implemented. As a result of the review, the IAS 19 pension deficit has been reduced by approximately €0.4 billion, which has immediate capital as well as future cost benefits. In return, the Group has agreed to increase its support for the BSPF, above existing support arrangements, so as to broadly match the deficit reduction achieved from changes to potential defined benefits. It is also intended, subject to consultation with the BSPF's trustees, that there will be reductions in the proportion of the BSPF's assets which are invested in potentially more volatile higher return seeking assets.

Capital ratios maintained above planning and regulatory requirements

We have worked carefully to position the Group for Basel III and to meet our capital planning targets. Our Basel III pro forma transitional CET1 ratio was 12.3% as of 1 January 2014. We continue to expect to maintain a buffer over a CET1 ratio of 10% on a Basel III transitional basis.

Strategic positioning strengthened by retaining New Ireland Assurance Company plc

In July 2013, the European Commission agreed to amend our EU approved Restructuring Plan so that we could retain New Ireland Assurance Company plc (NIAC) but imposed replacement substitution measures. NIAC is the number two provider in the life, pensions and investment market in Ireland, part of our very strong bancassurance model. We are successfully managing the substitution measures which involve, over time, deleveraging our Corporate and Business Banking activities in Great Britain, and discontinuing our broker introduced mortgage business, through our ICS subsidiary, in Ireland. The Group

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

has met all of its obligations under the plan to date, with the remaining obligations expiring by the end of 2016.

Strong franchise positions

Our success in meeting our strategic objectives means that we are well positioned to pursue business opportunities, which are increasing in our main markets as the economic environment continues to improve. We are continuing to invest in our strong core franchises.

Economic conditions are improving with the outlook becoming more favourable

2013 was an important year for the Irish economy. The labour market has shown a consistent improvement with the numbers employed increasing and a sharp fall in unemployment during the year. The property markets continue to recover and for the first time since 2007 investment contributed to economic growth. 2013 was also a positive year for the UK economy. While the economic environment continues to have challenges, the outlook is becoming more favourable in both Ireland and the UK, with activity forecast to strengthen in 2014.

We have the capital and liquidity available to grow our core businesses

We have the capital and the liquidity available to support our growth objectives in Ireland and in our core overseas franchises. We continue to actively seek new lending and other revenue generating opportunities, which are increasing as the Irish and UK economies continue their recovery.

We are continuing to invest in our core franchises

We have been investing in Ireland. A core component of our strategy is having a viable branch network in centres of commerce throughout Ireland. We are rolling out a new branch model, which makes it easier for customers to do business with us and is more cost efficient. To date, we have upgraded over 70 branches, with further new branch locations and upgrades planned for 2014.

We have also been investing heavily in our payments, mobile, e-banking and digital delivery infrastructure. A key priority for us in 2013 was to ensure compliance with the Single European Payments Area regulation (SEPA), which we achieved, on schedule, on 1 February 2014. We continue to invest in consumer and business online, mobile, tablet, digital and payments infrastructure and propositions, with significant further investment planned.

We are supporting our customers and the recovery of the Irish economy

In Ireland, approvals for new and increased credit for SMEs amounted to €4 billion in 2013, which was up c.8% on 2012. We received c.56,000 applications for credit, with 85% of those approved. We provided approximately half of all new non-property SME lending in the most recent period for which comparable information is available. Our lending has been to all sectors of the economy, with the agricultural, export and healthcare sectors particularly featuring. We continue to provide over 50% of new lending into the agricultural sector. We supported almost 16,000 start-up businesses in 2013 through our dedicated 'Start-up' business package. Our National Enterprise Week, which runs twice a year, continues to be a real success, with over 3,000 businesses showcasing their products and services in 2013. Our asset finance business continues to win market share and provides lending facilities to over 400 motor dealerships. Our seed venture funds, where we have committed a total of €37 million, have invested in 53 new businesses to date.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

We launched a further €2 billion mortgage fund in Ireland for first time buyers and movers in July 2013, in response to existing and anticipated demand. This fund supplemented the €2 billion mortgage fund we had established in October 2012. During the year, mortgage applications to the value of €2.2 billion were approved for 12,500 customers, with first time buyers accounting for almost half of all drawdowns. We are also introducing new products to meet specific customer needs in the current Irish market, including products to facilitate customers in negative equity.

In our Insurance and Investments business, NIAC issued 55,000 new policies, provided investment solutions to over 67,000 customers and paid out €200 million in risk claims to existing protection customers. NIAC's strong customer focus was again recognised in 2013 when it retained the Professional Insurance Broker Association Excellence award.

Our Corporate and Treasury business continues to gain market share in Ireland, establishing a number of new relationships in 2013, driven by a strong and consistent focus on meeting customer needs. We have provided support to customers seeking a new banking partner, as the Irish market consolidates and we have continued to strengthen existing relationships. We have had particular success in winning new multinational customers, where we have continued to work closely with IDA Ireland, supporting foreign direct investment. Our Corporate business has also provided significant support for schools and national road projects, through public private partnership initiatives in conjunction with the Irish Government.

We are also continuing to invest in our international businesses

We are also investing in our international businesses. The relationship with the UK Post Office continues to develop on the back of the main contract's 2012 renewal and extension to 2023. Working in conjunction with our partner, the range of financial services products being offered through the Post Office's extensive network continues to grow. During 2013, we placed particular emphasis on investing in and enhancing our mortgage product offering and we processed mortgage applications in excess of £1 billion, with first time buyers accounting for almost half of all drawdowns. The Post Office is also investing significantly in the partnership by revamping the space in its branch network designated for financial services product sales. It has further invested through the appointment of specialist financial advisers to assist in product sales. We have made progress on the current account pilot with the Post Office, with encouraging results to date. Our foreign exchange joint venture has maintained its position as the leading provider of retail foreign currency in the UK and has expanded its product range to meet changes in customer demand. We supply ATM services to the Post Office with over 2,000 machines and identified opportunities for further growth. These investments leave the partnership well positioned to grow its share of financial services activities in 2014 and beyond.

The restructuring of our Northern Ireland business to bring it to sustainable profitability continues to progress in line with expectations. We have invested in upgrading our branch network during the year and continue to focus on providing lending to SMEs and consumers, contributing to economic recovery.

Our international Leveraged Acquisition Finance business continues to generate healthy returns and a number of new mandates were won and transactions concluded during the year.

Total focus on delivering our priorities for 2014 and beyond

Over the past three years, a clear objective has been to reduce the risk to the State of any support for Bank of Ireland and reward and repay the State for its investment in the Group. With this objective achieved, we are enhancing our focus on the next stage in the Group's development. We have a clear set of priorities.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Building strong relationships with customers continues to be our key priority

Our key priority is to continue to develop relationships with both existing and new customers, leveraging the strength of our Irish and international business franchises. In Ireland, we believe this relationship building will assist us in delivering our ambition to lend over €30 billion to the Irish economy in the period to 2017. We will continue to work with customers of exiting banks who are seeking a banking partner committed to Ireland for the long term.

We will also continue to enhance our customer services, infrastructure and distribution platforms to enhance our customers' experience and support efficiencies. We are simplifying our products and processes. We continue to invest in our online and digital offerings, with over 600,000 Irish customers already actively using our online services and c.300,000 customers actively banking via our mobile app.

We are profitable in 2014—our priority is to generate strong and sustainable returns

As a consequence of the work done over the past number of years, we are profitable and generating capital in 2014. Against the backdrop of improving economic conditions and outlook in both Ireland and the UK, our priority is to generate strong and sustainable returns in the coming years, building on the significant momentum underway.

A key contributor to improved profitability in the coming years will be reducing current elevated impairment charges to normalised levels. We continue to work with our customers who are in financial difficulty. The ongoing development and provision of appropriate restructuring solutions to customers, combined with improving economic conditions and collateral values, should support continued reduction in defaulted loan volumes. Borrower behaviour and collections activity continues to be in line with our expectations.

Another important contributor will be rebuilding our loan volumes in our core franchises. While, in the short term, repayments and loan books running down under our EU restructuring plan may outstrip new lending we are confident that we can rebuild our loan books in the medium term. As improved economic conditions and customer sentiment translates into enhanced credit appetite, the strength of our Irish franchise in an evolving market, our partnership with the UK Post Office and our international acquisition finance business position us well to deliver on our lending ambitions.

The actions we have taken have resulted in the improvement in our net interest margin over the past 18 months. This has been achieved despite low official interest rates. The margin in the second half of 2013 has been sustained in early 2014. From here, we expect future net interest margin expansion will reflect the volume of new lending, where we are achieving higher margins and, over time, any increases in official interest rates.

We remain focussed on controlling our costs, while investing further in our people, businesses and infrastructure.

Effectively managing our capital and the evolving regulatory environment is an important priority

Effectively managing the evolving regulatory environment is an important priority for the Group. In 2014, the ECB will conduct its stress tests, whose parameters have not yet been finalised. The Group continues to expect to maintain a buffer above a CET1 ratio of 10% on a Basel III transitional basis.

We have been generating capital since the beginning of 2014. With State aid repaid, capital generated will be prioritised towards facilitating the de-recognition of the remaining €1.3 billion 2009 Preference Stock in

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

2016. After that, once regulatory requirements have been clearly defined and prudently met, our ambition will be to progress towards dividend payment capacity.

People—the key differentiator for our business

We continue to enhance the capability of our people. During 2013, we supported colleagues who attended over 10,000 classroom based courses, completed over 65,000 web based learning modules and achieved accreditation and qualifications through education and other external professional programmes. We have extended our learning programmes to our customers and have supported significant numbers of our personal and SME customers and representatives from charitable partners who attended classroom training programmes in our learning centres during 2013. Our focus in 2014 will be to continue to invest in our people through programmes that engage staff in activities, which promote and encourage their professional career development and wellbeing.

Global and Eurozone economy

The pace of global GDP growth was largely unchanged in 2013 at 3.0% from 3.1% in 2012. The pace of growth is expected to improve in 2014 and 2015 to 3.7% and 3.9% respectively(1). This pickup in growth is expected to be largely on foot of a continued recovery in advanced economies with emerging economies growing at a slower pace than in recent years.

In the US, the economy grew every quarter in 2013 and by 1.9% for the full year(2). Growth is expected to increase to 2.9% in 2014(3). The labour market has also improved over the course of 2013. The unemployment rate has fallen to 6.7% at the end of 2013(4) from 7.9% a year earlier. The ongoing recovery in the US economy prompted the Federal Reserve to signal, in early summer, that a slowing in the pace of purchases under the Federal Reserve's quantitative easing program would be considered. This initially put upward pressure on market interest rates both in the US and around the world. Rates eased back somewhat, after the Fed delayed the start of tapering of asset purchases at its September meeting and it ultimately commenced in December.

The euro area economy started 2013 in recession with another quarter of negative growth in Q1 marking six consecutive quarters of contraction. However, a recovery began in the second quarter with the economy expanding in three successive quarters since then(5). The fallout from the debt crisis and continued austerity has negatively affected domestic activity in many euro area economies. The ECB responded by easing monetary policy, cutting the main interest rate to a record low of 0.25% in November and the ECB continues to provide support to the banking sector in order to promote stability in financial markets. Inflation has fallen sharply in the euro area with the annual rate of Harmonised Index of Consumer Prices (HICP) inflation under 1% in the final months of the year(6); which is less than half the ECB's target rate. The low inflation rate and weak economic recovery may prompt further monetary easing by the ECB in 2014. The ECB also keeps open the possible use of its Outright Monetary Transaction Program. The existence of this program is considered to help reduce tensions in euro area debt markets.

(1)
IMF world economic outlook, January 2014

(2)
Bureau of Economic Analysis

(3)
Reuters US consensus poll February 2014

(4)
Bureau of Labor Statistics

(5)
Eurostat, euro area GDP

(6)
Eurostat, December 2013 inflation

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Irish economy

The economic picture was mixed in 2013 with two quarters of growth in Q2 and Q3 bookended by contractions in Q1 and Q4.For the year as a whole GDP declined by 0.3%(7). This followed GDP growth of 0.2% in 2012. The composition of growth in 2013 has been unusual as export growth slowed significantly due to the effects of the 'patent cliff' (where several pharmaceutical products produced in Ireland came off patent in 2012 and subsequently production and export of those products has declined substantially) and was also held back by weak external demand in some key markets particularly the euro area. Exports rose by 0.2%(7) in 2013 but the contribution to growth from net exports was negative as imports increased by 1.0%(7). Investment is showing signs of picking up. Investment increased by 4.2% in 2013(7) driven mainly by construction. Machinery and Equipment investment (excluding aircraft investment) also rose. However, consumer spending (which fell by 1.1%(7)) and ongoing fiscal consolidation weighed on domestic demand in 2013.

The Irish labour market has improved significantly over the past year. Employment growth turned positive and 61,000 new jobs were created in the year to Q4 2013(8). Unemployment has declined and in Q4 2013 the seasonally adjusted unemployment rate was estimated at a still high 12.1%(8) but down from 14.2% a year earlier and a peak of over 15% in early 2012.

The property market also appears to have stabilised. Residential property prices rose 6.4% in 2013, the first end of year increase since 2007. Dublin prices increased by 15.7% in 2013 and while residential property prices outside the capital fell by 0.4% in 2013(9), the pace of decline was close to being the lowest since the crisis began.

The public finances continue to improve with all fiscal targets under the Troika programme met. Ireland successfully exited the programme in December 2013. The 2014 Budget estimates that the general government deficit in 2013 would be 7.3% of GDP(10), coming in under the 7.5% target, and the deficit is forecast to fall to 4.8% in 2014 and 2.9% in 2015. The National Treasury Management Agency (NTMA) has successfully re-entered the debt market and the agency held €20 billion in cash at the end of 2013(11) which is expected to be enough to fund the State until into 2015.

UK economy

The UK economy has performed robustly in 2013 with the recovery strengthening over the course of the year. GDP, which grew every quarter in 2013, is estimated to have expanded by 1.8%(12), the fastest pace of growth since 2007. Growth has been primarily driven by increases in consumer spending and investment. The Bank of England (BoE) has kept its main monetary policy on hold as the recovery strengthened maintaining the bank rate at 0.5% and leaving the stock of assets purchased under its 'Quantitative Easing' (QE) policy unchanged at £375 billion. Unemployment in the UK has improved considerably over

(7)
CSO, Q4 national accounts

(8)
CSO, Q4 2013 Quarterly National Household Survey

(9)
CSO, December 2013 Residential Property Price Index

(10)
Budget 2014

(11)
NTMA, Funding of Exchequer Balance Q4 2013

(12)
ONS, GDP second estimate Q4 2013

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

the course of the year with the unemployment rate falling to 7.2%(13) in December from 7.8% a year earlier. The housing market has also improved. Property prices have increased with house prices rising 8.4% in the year to December 2013(14) and are just 5.5% below the previous peak level set in late 2007. House price gains accelerated in the second half of 2013. The upturn in UK house prices is becoming broad based with all regions reporting house price increases in Q4 although this continues to be led by London and the South East which is recording the strongest pace of growth.

STRATEGIC REPORT

•
Bank of Ireland Group (the Group) is one of the largest financial services groups in Ireland with total assets of €132 billion as at 31 December 2013.

•
The Group provides a broad range of banking and other financial services. These services include; current account and deposit services, overdrafts, term loans, mortgages, business and corporate lending, international asset financing, leasing, instalment credit, invoice discounting, foreign exchange facilities, interest and exchange rate hedging instruments, life assurance, pension and financial advisory services, including mergers and acquisitions. All of these services are provided by the Group in Ireland, with selected services being offered in the UK and internationally.

•
The Group generates the majority of its revenue from traditional lending and deposit taking activities as well as fees for a range of banking and transaction services.

•
The Group operates an extensive distribution network of over 280 branches and 1,400 ATMs in Ireland and access to 11,500 branches and over 2,200 ATMs in the UK via the Group's relationship as financial services partner with the UK Post Office.

•
The Group is organised into operating divisions to effectively service its customers as follows: Retail Ireland, Bank of Ireland Life, Retail UK, Corporate and Treasury and Group Centre.

•
The Group's central functions establish and oversee policies, processes and delivery platforms. These functions comprise Group Manufacturing, Group Finance, Group Credit & Market Risk, Group Governance Risk and Group Human Resources.

Retail Ireland

Retail Ireland offers a comprehensive range of banking products and related financial services to the personal and business markets including deposits, mortgages, consumer and business lending, credit cards, current accounts, money transmission services, commercial finance, asset finance and general insurance. Retail Ireland serves customers through a distribution network of branches, central support teams, ATMs and through direct channels (telephone, mobile and on-line) with a focus on delivering enhanced customer convenience and simplicity.

Retail Ireland is managed through a number of business units namely Distribution Channels, Consumer Banking (including Bank of Ireland Mortgage Bank and ICS Building Society), Business Banking and Customer and Wealth Management.

(13)
ONS, labour market statistics, February 2014

(14)
Nationwide House Price Index, January 2014

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Bank of Ireland Life

Bank of Ireland Life includes the Group's wholly owned subsidiary, New Ireland Assurance Company plc (NIAC). Through NIAC, the Group offers a wide range of pension and life products, including life assurance, life protection, pensions and investment products to the Irish market through the Group's branch network, its financial advisors (direct sales force) and independent brokers.

Retail UK

Retail UK comprises consumer and business banking via a branch network in Northern Ireland, its UK residential mortgage business and the business partnerships with the UK Post Office. A substantial part of Retail UK's operations are conducted through the Group's wholly owned UK licensed subsidiary, Bank of Ireland (UK) plc.

A range of retail financial services are provided in the UK via an exclusive relationship with the UK Post Office. This gives the Group access to an extensive distribution network through which it distributes mortgage, insurance, banking and foreign exchange products and a large fleet of ATMs.

Corporate and Treasury

Corporate and Treasury comprises the Group's Corporate Banking and Global Markets activities across the Republic of Ireland, UK and international jurisdictions. This division also incorporates IBI Corporate Finance.

Corporate Banking provides banking services to major corporations and financial institutions. The range of lending products provided includes overdraft and short term loan facilities, term loans, project finance and structured finance. Corporate Banking also includes the Group's Leveraged Acquisition Finance (LAF) business.

Global Markets transacts in a range of market instruments on behalf of both the Group itself and its customers. The activities include transactions in inter-bank deposits and loans, foreign exchange spot and forward contracts, options, financial futures, bonds, swaps, forward rate agreements and equity tracker products.

IBI Corporate Finance advises publicly-quoted, private and semi-state companies across a variety of complex domestic and international transactions.

Group Centre

Our central Group functions are responsible for delivering services to each division and include Group Manufacturing, Group Finance, Group Credit & Market Risk, Group Governance Risk & Group Human Resources.

Strategic objectives

The Group's balance sheet, credit risk profile and funding profile have been substantially restructured since 2010, with a focus on the Group's core Republic of Ireland (RoI) market and selected international diversification. The Group is focussed on building sustainable profitability by nurturing and developing its:

(i)
strong customer and client relationships and appropriate and effective sales capabilities;

(ii)
franchise positions in its core markets in Ireland;

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

(iii)
access to an extensive distribution network, primarily through the UK Post Office (PO) partnership; and

(iv)
proven capabilities in LAF.

All delivered by committed and motivated employees.

In addition, the Group has an ongoing focus on the effective management of its portfolios that are challenged from a credit and/or pricing perspective.

This strategy will help the Group to deliver on its customer promises and create positive, sustainable returns for our shareholders.

(a)   Focus on RoI

A key focus of the Group's strategy is to strengthen its core franchises in the RoI and to further develop its market positions by strengthening our customer offering and access. The Group continues to be focused on being a market leader in its Consumer Banking, Business Banking, Wealth Management and Corporate Banking Ireland businesses. Building a sustainable bank for the future is our priority. A key tenet of this strategy is consolidating and challenging our customer offerings and simplifying our processes to improve customer experience and the ability of staff to serve and support our customers.

(b)   Selective international diversification

The Group's international businesses provide diversification from the Irish economy. The relationship with the UK Post Office is a key priority, in addition to which the Group will continue to leverage our strong capabilities in LAF, which has consistently provided profitable returns from exposure to assets in Europe and in the US. The Group carefully evaluates investments in these international markets, focusing on opportunities where there is potential for profitable returns.

(c)   Funding model

The Group maintains a stable funding base with core loan portfolios substantially funded by customer deposits and term wholesale funding.

The commitment and dedication of the Group's staff has been key to the progress made during the challenging conditions of the past several years and their continued support and commitment will underpin the successful implementation of the Group's strategy.

EU Restructuring Plan

On 9 July 2013, the European Commission gave approval under the State aid rules to amend the Group's Revised 2011 EU Restructuring Plan, which has enabled the Group to retain NIAC. Further details are set out in note 63.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

GROUP INCOME STATEMENT

	Year ended 31 December 2013 €m	Restated(1) Year ended 31 December 2012 €m	Restated(1) Year ended 31 December 2011 €m
Net interest income	2,004	1,446	1,542
Other income, net of insurance claims	515	283	2,368

Total operating income, net of insurance claims	2,519	1,729	3,910
Operating expenses	(1,397)	(1,788)	(1,650)
Impairment charges on loans and advances to customers	(1,665)	(1,724)	(1,939)
Impairment charges on assets sold to NAMA	—	—	(44)
Impairment charges on available for sale financial assets	—	(45)	(21)
(Loss)/gain on sale of assets to NAMA including associated costs	—	(1)	33
Loss on deleveraging of financial assets	(3)	(326)	(565)
Share of results of associates and jointly controlled entities (after tax)	31	46	35
(Loss)/profit on disposal/liquidation of business activities	(10)	(69)	34

Total loss before tax	(525)	(2,178)	(207)
Taxation	35	337	233

(Loss)/profit	(490)	(1,841)	26

Attributable to non-controlling interests	(3)	(6)	(4)
Attributable to stock holders	(487)	(1,835)	30

(Loss)/profit	(490)	(1,841)	26

Basic EPS per share	(2.3c )	(6.7c )	(0.8c )
Diluted EPS per share	(2.3c )	(6.7c )	(0.8c )

(1)
For the impact of restatements and reclassification of the comparative periods please see note 62 to the Consolidated Financial Statements on page 382.

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

NET INTEREST INCOME

The following table shows net interest income for the year ended 31 December 2013, the year ended 31 December 2012 and the year ended 31 December 2011.

	Year ended 31 December 2013 €m	Restated(1) Year ended 31 December 2012 €m	Restated(1) Year ended 31 December 2011 €m
Net interest income	2,004	1,446	1,542

(1)
For the impact of restatements and reclassification of the comparative periods please see note 62 to the Consolidated Financial Statements on page 382.

Year ended 31 December 2013 compared to the year ended 31 December 2012

Net interest income of €2,004 million for the year ended 31 December 2013 has increased by €558 million or 39% compared to the previous year.

The increase in net interest income reflects a 63 basis points increase in the Group's net interest margin to 1.73% for the year ended 31 December 2013, partly offset by a 13% reduction in average interest earning assets in the period.

The Group's success in rebuilding its net interest margin given the low interest rate environment, reflects substantial progress on repricing loan and deposit portfolios, more efficient balance sheet management and the benefits of reduced risk premia in the capital markets. While margins are higher on new lending, demand remains low.

The reduction in average interest earning assets is due to a combination of muted demand for new lending, the impact of loan redemptions including the run off of certain portfolios and the reduction in excess regulatory liquidity in the Group's UK subsidiary, the termination of the IBRC repo transaction (on a no gain/no loss basis) (for further details see note 56), the impact of the weakening of the sterling exchange rate against the euro and increased impairment provisions.

ELG fees of €129 million for the year ended 31 December 2013 are €259 million lower compared to fees of €388 million for the previous year. Total liabilities covered by the ELG scheme reduced from €26 billion at 31 December 2012 to €5 billion at 31 December 2013. The ELG scheme ended for all new liabilities on 28 March 2013. The Group did not experience any adverse impacts on deposit volumes or pricing following the expiry of the ELG scheme.

The cost of the ELG scheme will continue to reduce in line with the maturity of covered liabilities. Final maturity of the covered liabilities is expected to occur by December 2017, with c.80% of the covered liabilities of €5 billion expected to mature by 30 June 2015.

Year ended 31 December 2012 compared to the year ended 31 December 2011

Net interest income of €1,446 million decreased by €96 million compared to the previous year.

The decrease in net interest income of €96 million was driven by a €10 billion or a 7% reduction in the Group's average interest earning assets due to balance sheet deleveraging, loan repayments and impairment provisions partly offset by new lending. It also reflected the relatively high cost of customer deposits and the continued negative impact of historically low official interest rates.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The above factors were partly offset by the following items:

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

IFRS CLASSIFICATIONS

The table below sets out a reconciliation of net interest income under IFRS to net interest income after adjusting for IFRS classifications.

	Year ended 31 December 2013 €m	Restated(1) Year ended 31 December 2012 €m	Restated(1) Year ended 31 December 2011 €m
Net interest income (IFRS)	2,004	1,446	1,542
IFRS income classifications	(10)	(87)	(102)

Net interest income after IFRS income classifications	1,994	1,359	1,440

(1)
For the impact of restatements and reclassification of the comparative periods please see note 62 to the Consolidated Financial Statements on page 382.

Net interest income is impacted by the classification of certain income between interest expense and other income (net of insurance claims) under IFRS which relates to the designation of certain financial instruments under the fair value option. This treatment resulted in additional net interest income of €10 million for the year ended 31 December 2013 (year ended 31 December 2012: €87 million; year ended 31 December 2011: €102 million), offset by a similar reduction in 'other income (net of insurance claims)' in the three reporting periods. After adjusting for the impact of the IFRS classifications, the Group's net interest income increased by €635 million in the year ended 31 December 2013 (year ended 31 December 2012: decreased by €81 million).

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The main drivers of the IFRS income classifications (which are classified as part of other income under IFRS) in the year ended 31 December 2013, the year ended 31 December 2012 and the year ended 31 December 2011 are outlined below.

	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Liabilities designated at fair value through profit or loss
Trading expense	48	55	42
Insurance contract liabilities and claims paid	23	41	40
Derivatives not designated under hedge accounting
Trading expense	(61)	(9)	20

	10	87	102

Year ended 31 December 2013 compared to the year ended 31 December 2012

The decrease in the year ended 31 December 2013 compared to the previous year is largely due to changes in the composition of derivatives within the banking book and movements in interest rates.

Year ended 31 December 2012 compared to the year ended 31 December 2011

The decrease in the year ended 31 December 2012 compared to the previous year is largely due to changes in the composition of derivatives within the banking book and movements in interest rates.

For further information on interest rates see 'Additional Information' on page 467.

GROUP NET INTEREST MARGIN (GROUP NET YIELD)

The following table sets forth the Group's net interest margin for the year ended 31 December 2013, the year ended 31 December 2012 and the year ended 31 December 2011.

	Year ended 31 December 2013 €bn	Year ended 31 December 2012 €bn		Year ended 31 December 2011 €bn
Average interest earning assets	115	132		142	(1)

Group net interest margin—annualised(2) (Group net yield) (%)	1.73%	1.10%	(3)	1.09%	(3)

(1)
For the year ended 31 December 2011, average interest earning assets of €142 billion include loans and advances to customers before average specific impairment provisions of €4.6 billion.

(2)
The Group net interest margin—annualised is calculated using average interest earning assets that include average loans and advances after average specific impairment provisions.

(3)
Restated, for the impact of restatements and reclassification of the comparative periods please see note 62 to the Consolidated Financial Statements on page 382.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Year ended 31 December 2013 compared to the year ended 31 December 2012

The increase in net interest income reflects a 63 basis points increase in the Group's net interest margin to 1.73% for the year ended 31 December 2013, partly offset by a 13% reduction in average interest earning assets in the period. The net interest margin for the six months ended 30 June 2013 was 1.46%. The margin for the second half of the year to 31 December 2013 was 1.94%.

The Group's success in rebuilding its net interest margin given the low interest rate environment, reflects substantial progress on repricing loan and deposit portfolios, more efficient balance sheet management and the benefits of reduced risk premia in the capital markets. While margins are higher on new lending, demand remains low.

The reduction in average interest earning assets is due to a combination of muted demand for new lending, the impact of loan redemptions including the run off of certain portfolios and the reduction in excess regulatory liquidity in the Group's UK subsidiary, the termination of the IBRC repo transaction (on a no gain/no loss basis), the impact of the weakening of the sterling exchange rate against the euro and increased impairment provisions.

Year ended 31 December 2012 compared to the year ended 31 December 2011

The Group net interest margin for the year ended 31 December 2012 increased by 1 basis point to 1.10% compared to the previous year.

The increase was primarily due to:

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

The above factors were substantially offset by the relatively high cost of customer deposits and the continued negative impact of historically low official interest rates.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

OTHER INCOME, NET OF INSURANCE CLAIMS

The following table shows other income (net of insurance claims) for the year ended 31 December 2013, the year ended 31 December 2012 and the year ended 31 December 2011.

	Year ended 31 December 2013 €m	Restated(1) Year ended 31 December 2012 €m	Restated(1) Year ended 31 December 2011 €m
Net insurance premium income	1,073	1,156	929
Fee and commission income	493	515	612
Fee and commission expense	(192)	(215)	(192)
Net trading income/(expense)	12	(275)	19
Life assurance investment income, gains and losses	531	678	(38)
Gain on liability management exercises	4	69	1,789
Insurance contract liabilities and claims paid	(1,470)	(1,725)	(750)
Other operating income	64	80	(1)

Other income, net of insurance claims	515	283	2,368

(1)
For the impact of restatements and reclassification of the comparative periods please see note 62 to the Consolidated Financial Statements on page 382.

Year ended 31 December 2013 compared to the year ended 31 December 2012

Other income, net of insurance claims of €515 million for the year ended 31 December 2013 increased by €232 million compared to the previous year from €283 million in the year ended 31 December 2012. IFRS income classifications, as mentioned above have also impacted 'other income, net of insurance claims' (a charge of €10 million in the year ended 31 December 2013 versus a charge of €87 million in the year ended 31 December 2012).

The increase in other income, net of insurance claims was primarily due to the following items:

A positive movement of €143 million, arising from the impact of the change in credit spreads relating to the Group's own debt and deposits accounted for at 'fair value through profit or loss'. These liabilities consist of certain subordinated debt, certain structured senior debt and tracker deposits. During the year ended 31 December 2013 a charge of €154 million was recognised compared to a charge of €297 million which was recognised during the year ended 31 December 2012.

A positive movement of €53 million, arising from the accounting impact of fair value movements in derivatives that economically hedge the Group's balance sheet.

A positive movement of €40 million due to a recovery during the year ended 31 December 2013 in relation to the Lehman Brothers administration settlement.

The principal other items within other income, net of insurance claims, which contributed to the change in the year ended 31 December 2013 included:

•
a positive movement of €22 million in Retail Ireland's other income This is primarily due to higher retail banking fees €14 million, higher interchange income €7 million and increased gains on international investment properties €5 million in 2013. These factors are partly offset by lower general insurance income;

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

•
a positive movement of €11 million in the accounting impact of fair value movements on the Contingent Capital Note embedded derivative, reflecting a charge of €11 million in the year ended 31 December 2013 compared to a charge of €22 million in the previous year;

•
a €36 million negative movement following the adoption during 2013, of a valuation adjustment, related to the funding cost of derivatives in line with emerging market practice;

•
a negative movement of €10 million relating to transfers from the AFS reserve on asset disposals, reflecting a gain of €50 million for the year ended 31 December 2013 compared to a gain of €60 million in the previous year; and

•
a negative movement of €34 million in Retail UK's other income. Commissions payable to the UK Post Office were €29 million higher than the previous year. This reflects a change in the contractual arrangements for commission payments where revised commission arrangements for all products were agreed with the UK Post Office in August 2012 as part of the renegotiation and extension of the overall financial services relationship. Since August 2012, commission paid is primarily reflected in net other income whereas under previous contractual arrangements a small proportion of the total amount paid was included in operating costs. Income from the sale of structured deposit products, transaction related fees and commissions and foreign exchange income also decreased in the year ended 31 December 2013 compared to the previous year.

Year ended 31 December 2012 compared to the year ended 31 December 2011

Other income, net of insurance claims of €283 million for the year ended 31 December 2012 decreased by €2,085 million compared to the previous year. IFRS income classifications, as mentioned above have also impacted 'other income, net of insurance claims' (a charge of €87 million in the year ended 31 December 2012 versus a charge of €102 million in the year ended 31 December 2011).

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

•
a negative movement of €15 million reflecting the accounting impact of fair value movements on the Contingent Capital Note embedded derivative; and

•
a gain of €14 million in the year ended 31 December 2011 arising from a positive fair value movement on a NAMA related derivative which did not reoccur in 2012; partly offset by:

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

OPERATING EXPENSES

The following table sets out the Group's operating expenses for the year ended 31 December 2013, the year ended 31 December 2012 and the year ended 31 December 2011.

Operating expenses	Year ended 31 December 2013 €m	Restated(1) Year ended 31 December 2012 €m	Restated(1) Year ended 31 December 2011 €m
Staff costs (excluding pension costs)	739	905	772
Impact of amendments to defined benefit pension schemes	(274)	—	—
Pension costs	133	70	106
Other costs	799	813	772

Operating expenses	1,397	1,788	1,650

Average staff numbers	11,831	13,091	13,671

(1)
For the impact of restatements and reclassification of the comparative periods please see note 62 to the Consolidated Financial Statements on page 382.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Year ended 31 December 2013 compared to the year ended 31 December 2012

Operating expenses of €1,397 million for the year ended 31 December 2013 are €391 million, or 22%, lower than the previous year.

The Group has continued its focus on reducing operating expenses and delivering efficiencies with savings being achieved in both staff and other costs during the year ended 31 December 2013. These savings have been partly offset by an increase in pension costs due to a higher deficit in the Group sponsored defined benefit pension scheme, reductions in discount rates and in part due to changes in the accounting for pensions following the introduction of IAS 19 Revised.

Staff costs (excluding pension costs) of €739 million for the year ended 31 December 2013 were €166 million lower than the previous year. This is primarily due to the departure of employees under the Group's restructuring programme. Costs relating to the programme of €48 million were recognised in 2013 compared to €134 million in 2012. The average number of staff employed by the Group has declined by 1,260 from an average of 13,091 in 2012 to 11,831 in 2013. Full time equivalent (FTE) staff numbers at 31 December 2013 were 11,255.

A gain of €274 million was recognised in the year ended 31 December 2013, reflecting the impact of amendments to defined benefit pension schemes. At 31 December 2012, the IAS 19 deficit in the Group sponsored defined benefit pension schemes was €1.1 billion. The most significant scheme sponsored by the Group is the Bank of Ireland Staff Pensions Fund (BSPF) which accounted for approximately 75% of the total deficit across all of its defined benefit sponsored schemes. The Group completed a review of the BSPF during 2013 and is implementing amendments to benefits to address the IAS 19 deficit. Based on the status of implementation of the amendments and assumption changes made at 31 December 2013, the Group has recognised a reduction in the deficit of €391 million net of directly related expenses. The Group has recognised €274 million of this amount as a gain in the income statement, with the remaining €117 million recognised in other comprehensive income. At 21 March 2014, c.97% of serving staff had accepted the benefit changes and the Group expects to recognise a further reduction in the deficit of €81 million which is expected will be reported as part of gains in the income statement during 2014. Further details are set out in note 44 to the Consolidated Financial Statements on page 317.

Pension costs of €133 million for the year ended 31 December 2013 were €63 million higher than the previous year. Of this increase, €48 million relates to a combination of lower discount rates and a higher pension deficit and c.€15 million relates to a lower recovery of the pension levy by Trustees of the Group sponsored defined benefit pension schemes compared to 2012 when two years of the BSPF levy were recovered compared to one year in 2013.

Other costs, including technology, property and other non-staff costs were €799 million for the year ended 31 December 2013 and were €14 million lower than the previous year. The decrease reflects strong cost control with an ongoing focus on efficiency improvements in the year ended 31 December 2013, as the Group continues to consolidate, standardise and simplify its operations. The Group's outsourcing contracts continue to deliver benefits. These savings have been partly offset by costs associated with strategic initiatives supporting improved customer experience and the costs associated with regulatory compliance projects.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Year ended 31 December 2012 compared to the year ended 31 December 2011

Operating expenses of €1,788 million for the year ended 31 December 2012 was €138 million higher compared to the previous year. The increase was primarily due to a charge of €150 million (of which €134 million was included within staff costs and €16 million within other costs) which the Group recognised in relation to a restructuring programme in the year ended 31 December 2012. In May 2012, the Group announced that it had recommenced a programme to reduce the number of people employed by the Group, primarily in areas affected by business change and lower activity levels. This programme has led to a reduction in staff numbers of 1,218 or 9% since December 2011. The Group recognised a gain of €3 million in the year ended 31 December 2011 reflecting the release of restructuring provisions in that year.

During 2012 the Group continued its focus on its strategy to reduce operating expenses and deliver efficiencies, however the savings achieved were more than offset by the impact of the above restructuring charge, together with the impact of an additional charge in respect of the UK Financial Services Compensation Scheme (FSCS) and the adverse impact of exchange rate movements.

Staff costs (excluding pension costs) of €905 million for the year ended 31 December 2012 were €133 million higher than the previous year as a result of the charge in relation to the restructuring programme mentioned above. The impact of lower average staff numbers, including the reduction as a result of business disposals, was partly offset by the adverse impact of exchange rate movements in 2012 together with the significant investments made by the Group in programmes to support customers in financial difficulty.

Pension costs of €70 million for the year ended 31 December 2012 were €36 million lower than the previous year. During 2012 the trustees of the Bank of Ireland Staff Pensions Fund (BSPF) agreed to recover the 2011 and 2012 Irish pension levies from the relevant ROI members. As a result, the current year net charge of €70 million reflected a recovery of €20 million in respect of the 2011 pension levy.

Other costs of €813 million for the year ended 31 December 2012 were €41 million higher than the previous year, primarily due to the following items:

•
a charge of €30 million in respect of the UK Financial Services Compensation Scheme (FSCS). This charge related to a levy by the FSCS for costs incurred in respect of actions taken in 2008 to protect and/or compensate depositors in failing UK banks. The charge was allocated between current FSCS members, including Bank of Ireland (UK) plc, based on deposit volumes at dates on or before 31 December 2012; and

•
a charge of €16 million in relation to the restructuring programme as mentioned above.

Excluding these charges, other costs for the year ended 31 December 2012 were lower than the previous year, reflecting efficiencies achieved through investment in customer service and technology initiatives and the implementation of initiatives to consolidate, standardise and simplify the Group's operations, partly offset by the cost of investments aimed at further improvement in efficiencies and customer service over time. This includes the extension and strengthening of the financial services relationship with the UK Post Office as well as targeted investments in the future branch model, online and mobile channels.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

IMPAIRMENT CHARGES ON LOANS AND ADVANCES TO CUSTOMERS

Impairment charges on loans and advances to customers	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Residential mortgages	573	462	469
—Retail Ireland	542	418	444
—Retail UK	31	44	25
Non-property SME and corporate	468	413	497
—Republic of Ireland SME	233	223	281
—UK SME	113	53	74
—Corporate	122	137	142
Property and construction	583	797	893
—Investment	343	437	593
—Land and development	240	360	300
Consumer	41	52	80

Total impairment charges on loans and advances to customers	1,665	1,724	1,939

Year ended 31 December 2013 compared to the year ended 31 December 2012

Impairment charges on loans and advances to customers of €1,665 million for the year ended 31 December 2013 were €59 million or 3% lower than the previous year. The impairment charge for 2013 reflects the performance of the Group's loan portfolios, the economic environment in the countries in which those portfolios are located, up to date assessment of collateral values securing the loan portfolios, the Group's activities in restructuring loans for customers with repayment challenges, the Group's existing stock of impairment provisions, implementation of the Central Bank of Ireland 'Impairment Provisioning and Disclosures Guidelines' (revised 31 May 2013) and the observations from the Central Bank's Asset Quality Review (AQR) of the Group's loan portfolios as at 30 June 2013.

The impairment charge on Residential mortgages of €573 million for the year ended 31 December 2013 has increased by €111 million from €462 million in the previous year. The current year charge reflects, among other things, the consideration of the AQR and implementation of the revised CBI guidelines.

The impairment charge on the Retail Ireland mortgage portfolio of €542 million for the year ended 31 December 2013 has increased by €124 million from €418 million in the previous year. The current year charge reflects a significant improvement in default arrears trends in the second half of 2013, particularly in the Owner occupied segment, the impact of implementation of the revised CBI guidelines and consideration of the AQR. While the volume of default arrears (based on loan volumes 90 days or more past due and / or impaired) has continued to increase, the pace of default arrears formation has reduced significantly in the year, particularly in the Owner occupied segment. In addition to the reduction in the pace of formation of default arrears, reflecting improving economic conditions, the Group has continued to formally restructure a significant number of customer mortgages on a sustainable basis.

For the year ended 31 December 2013, Residential property prices recorded an annual increase of 6.4% according to the Central Statistics Office (CSO) Index. This compares to a decline of 4.5% in 2012. This is

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

the first annual increase since January 2008, with residential property prices in Dublin continuing to perform significantly better (15.7% annual increase to 31 December 2013) than the national average. The CSO Index for December 2013 reported that national residential prices were 46% below peak, compared to 50% at December 2012 and June 2013, with residential prices in Dublin 49% below peak, while properties outside of Dublin were 47% below peak.

Owner occupied default arrears (based on loan volumes 90 days or more past due and / or impaired) were 10.10% at 31 December 2013 as compared with 10.52% at 30 June 2013 and 9.88% at 31 December 2012. The volume of default arrears in the Owner occupied segment has decreased in the second half of the year reflecting improving economic conditions, such as falling unemployment levels and the Group's ongoing strategy to assist customers in financial difficulty with sustainable mortgage restructure and resolution strategies. The level of Owner occupied default arrears for the Group remains at about half the level of the other Irish banks as published on a quarterly basis by the Central Bank of Ireland.

Buy to let default arrears (based on loan volumes 90 days or more past due and / or impaired) were 27.72% at 31 December 2013 as compared to 26.01% at 30 June 2013 and 23.26% at 31 December 2012. The volume of default arrears in the Buy to let segment has continued to increase, albeit the pace of arrears formation has slowed in 2013 compared to 2012, consistent with improved rental market conditions, particularly in city centre locations and Dublin commuter counties(1). Buy to let borrowers continue to be impacted by rising repayments as interest only periods come to an end and they move to fully amortising loans. At 31 December 2013, 65% of the Buy to let mortgage book was on a 'principal and interest' repayment basis (31 December 2012: 52%). As part of the Group's Mortgage Arrears Resolution Strategies, the Group continues to work with Buy to let customers, particularly those with interest only periods that are coming to an end, to restructure customer mortgages prior to them moving to fully amortising loans. The level of Buy to let default arrears for the Group remained below the level of the other Irish banks as published on a quarterly basis by the Central Bank of Ireland.

The impairment charge on the Retail UK mortgage portfolio of €31 million for the year ended 31 December 2013 has decreased by €13 million from €44 million in the previous year reflecting the stable performance of the UK mortgage book. Default arrears (volume of loans 90 days past due and / or impaired) increased marginally to 2.37% at 31 December 2013 as compared with 2.35% at 30 June 2013 and 2.34% at 31 December 2012, primarily reflecting the reduction in the size of the total UK mortgage book.

The impairment charge on the Non property SME and corporate loan portfolio of €468 million for the year ended 31 December 2013 has increased by €55 million from €413 million in the previous year. The current year charge reflects, among other things, the consideration of the AQR.

Republic of Ireland SME impairment charges of €233 million for the year ended 31 December 2013 have increased by €10 million from €223 million in the previous year. There have been some signs of improvement for the SME sector, as reflected in modest annual retail sales growth, increased consumer sentiment, and lower business insolvencies. However, there is a lag between consumer sentiment and consumer spending; hence, trading conditions remain difficult. As a result, Republic of Ireland SME impairment charges continue to be at an elevated level, particularly for those sectors correlated with consumer spending. The Group has made significant progress in agreeing end state resolution strategies with a large number of our challenged SME customers, and these strategies will be implemented over time.

Impairment charges on our UK SME portfolio increased to €113 million for the year ended 31 December 2013 compared to €53 million in the previous year, primarily driven by a small number of large individual

(1)
Source: Daft.ie National Rental Index.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

exposures and case specific events. The UK macro-economic conditions and outlook have been on an improving trend in recent months, with the unemployment rate falling.

The impairment charges on the Corporate portfolios reduced to €122 million for the year ended 31 December 2013 compared to €137 million in the previous year. The domestic Irish Corporate portfolio was impacted by challenging domestic demand and market conditions, albeit the pace of migration of new cases into our challenged portfolios has reduced considerably. Our international corporate banking portfolios continue to perform satisfactorily reflecting their exposure to global, rather than exclusively Irish economic indicators, with impairments driven by individual case specific events.

The impairment charge on the Property and construction loan portfolio of €583 million for the year ended 31 December 2013 decreased by €214 million compared to €797 million in the previous year. The current year impairment charge reflects, among other things, the consideration of the AQR.

The impairment charge on the Investment property element of the Property and construction portfolio was €343 million for year ended 31 December 2013 compared to €437 million in the previous year.

Between 2007 and 2012, the Irish market experienced a significant fall in asset values, with Irish commercial property capital values down 66% from peak(2). However, capital values rose by 3% in 2013, which represented the first annual increase in capital values since 2007. Activity in the commercial property market in Dublin has continued to increase, particularly for prime Office assets, and improving economic conditions in recent months has led to capital value growth spreading to the Retail and Industrial sectors by late 2013. There have been some early signs of improvement in the Retail sector in recent months, such as increased Retail sales and consumer sentiment, however, conditions in the sector remained difficult in 2013 as evidenced by increased retail tenant defaults and high vacancy levels, particularly in provincial / regional locations, which have contributed to continued elevated impairment charges on our Investment property portfolio.

UK commercial property capital values increased by 4% in 2013, reflecting continued strong returns from London based properties coupled with rising returns in recent months in key regional centres on foot of growing investor confidence in real estate outside of London, particularly in the office market. Performance in the UK Retail sector continues to remain more subdued, with limited occupier demand outside of London. Tenant failures and market rental pressures are continuing to impact on impairment levels.

The impairment charge on the Land and development element of the Property and construction portfolio was €240 million for the year ended 31 December 2013 compared to €360 million for the previous year. The charge remains elevated reflecting continued challenging market conditions.

The impairment charge of €41 million on Consumer loans for the year ended 31 December 2013 is €11 million lower compared to the impairment charge of €52 million in the previous year. Consumer loans have continued to reduce reflecting accelerated repayments and subdued demand for new loans and other credit facilities, in addition to lower than expected default arrears.

Further analysis and commentary on the changes in the loan portfolios, asset quality and impairment is set out in the asset quality and impairment sections of the Risk Management Report.

Year ended 31 December 2012 compared to the year ended 31 December 2011

Impairment charges on loans and advances to customers of €1,724 million for the year ended 31 December 2012 were €215 million or 11% lower than the previous year.

(2)
Source: Investment Property Databank Ltd (IPD).

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The impairment charge on Residential mortgages of €462 million for the year ended 31 December 2012 decreased by €7 million from €469 million in the previous year.

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

In 2012, the annual rate of decline in Residential property prices slowed to 4.5% as reflected in the CSO Index (2011 annual rate of decline was 16.7%), its lowest rate in over four years, with residential property prices in Dublin, particularly Dublin house prices, being the key driver of this improvement. The CSO Index for December 2012 reported that national residential prices were 50% below peak.

Owner occupied default arrears (based on loan volumes 90 days or more past due) were 9.88% at 31 December 2012 as compared with 9.22% at 30 June 2012 and 7.40% at 31 December 2011. The volume of default arrears in the Owner occupied segment continued to increase, primarily reflecting the continued impact of the general economic downturn in Ireland and affordability issues including falling disposable incomes and sustained high unemployment levels. However, the pace of Owner occupied default arrears formation (based on loan volumes 90 days or more past due) has been reducing since the first quarter of 2012 reflecting a stabilisation in unemployment levels and the restructure of customer mortgages on a sustainable basis. A similar trend is evident in the less than 90 days past due arrears. The level of Owner occupied default arrears for the Group remains materially below the industry average as published on a quarterly basis by the Central Bank of Ireland.

Buy to let default arrears (based on loan volumes 90 days or more past due) were 23.36% at 31 December 2012 compared to 20.77% at 30 June 2012 and 16.81% at 31 December 2011. The volume of default arrears in the Buy to let segment continued to increase primarily reflecting the continued impact on borrowers of rising repayments as interest only periods came to an end and customers moved to fully amortising loans. The pace of Buy to let arrears formation (based on loan volumes 90 days or more past due) has reduced since the first quarter of 2012, and the level of Buy to let default arrears for the Group remains below the industry average as published on a quarterly basis by the Central Bank of Ireland.

The impairment charge on the Retail UK mortgage portfolio of €44 million for the year ended 31 December 2012 increased by €19 million from €25 million in the previous year.

Default arrears (number of cases 3+ payments past due) and the associated impairment charge on Retail UK mortgages (particularly in the Standard and Self certified segments) increased marginally in the second six months of the year ended 31 December 2012, albeit from a low base. The level of default arrears for the Group was at 1.53% at 31 December 2012 remains below the industry average as published by the Council of Mortgage Lenders.

The impairment charge on the Non property SME and corporate loan portfolio of €413 million for the year ended 31 December 2012 decreased by €84 million from €497 million in the previous year.

Republic of Ireland SME impairment charges of €223 million for the year ended 31 December 2012 decreased by €58 million from €281 million in the previous year. The impairment charge for the six months ended 31 December 2012 amounted to €100 million compared with a charge of €123 million for the six months ended 30 June 2012 and a charge of €140 million for the six months ended 31 December 2011. The reduction in Republic of Ireland SME impairment charges reflect some early indicators of improvement in certain elements of the SME sector (e.g. strong export performance, lower increase in business

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

insolvencies, and some improvement in the levels of consumer sentiment), however, the sector is fragile and challenges remain. As a result, the level of Republic of Ireland SME impairment charges continues to be at an elevated level, particularly for those sectors correlated with consumer spending.

Impairment charges on the UK SME portfolio reduced to €53 million for the year ended 31 December 2012 compared to €74 million in the previous year, albeit UK economic conditions remain subdued.

The Group's corporate banking portfolios remained broadly stable, with impairment charges on the Corporate portfolios reduced to €137 million for the year ended 31 December 2012 compared to €142 million in the previous year. The domestic Irish Corporate portfolio continued to be impacted by more challenging domestic demand and market conditions, albeit the pace of migration of new cases into our challenged portfolios has reduced. Our international corporate banking portfolios continued to perform satisfactorily reflecting their exposure to global, rather than exclusively Irish, economic indicators.

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

The impairment charge of €52 million on Consumer loans for the year ended 31 December 2012 was €28 million lower compared to the impairment charge of €80 million in the previous year. Consumer loans continued to reduce reflecting accelerated repayments and subdued demand for new loans and other credit facilities. Default arrears and impairment charges were better than expected in both the Republic of Ireland and the UK.

Further analysis and commentary on the changes in the loan portfolios, asset quality and impairment is set out in the Asset Quality and Impairment section of the Risk Management Report.

IMPAIRMENT CHARGE ON ASSETS SOLD TO NAMA

	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Residential mortgages	—	—	1
Property and construction	—	—	43

Impairment charges on assets sold to NAMA	—	—	44

As the Group completed the transfer of assets to NAMA in 2011, there was no related impairment change for the years ended 31 December 2013 and 31 December 2012.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

IMPAIRMENT CHARGE ON AVAILABLE FOR SALE FINANCIAL ASSETS

	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
NAMA subordinated bonds	—	40	—
Irish Life and Permanent plc subordinated bonds	—	—	16
Other	—	5	5

Impairment charges on AFS financial assets	—	45	21

Year ended 31 December 2013 compared to the year ended 31 December 2012

There was no impairment charge on available for sale (AFS) financial assets for the year ended 31 December 2013.

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

(LOSS)/GAIN ON SALE OF ASSETS TO NAMA

There were no transfers to NAMA during the years ended 31 December 2013 and 31 December 2012. The (loss) / gain on sale of assets to NAMA reflects those assets that were sold to NAMA in the year ended 31 December 2011 as set out below.

	Year ended 31 December 2013 €m		Year ended 31 December 2012 €m		Year ended 31 December 2011 €m
Fair value of consideration(1)		—		—		246
Assets transferred
—Loans sold to NAMA (nominal value)	—		—		(498)
—Impairment provisions at date of sale	—		—	—	198	(300)

Other items(2)		—		(1)		(3)

		—		(1)		(57)
Adjustment to consideration in respect of assets transferred during 2010(3)		—		—		90

(Loss)/gain on sale of assets to NAMA		—		(1)		33

(1)
The consideration consists of the fair value of NAMA senior bonds (representing 95% of the nominal consideration) and the fair value of NAMA subordinated bonds (representing 5% of the nominal consideration) (see notes 27 and 26 to the Consolidated Financial Statements).

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Year ended 31 December 2013 compared to the year ended 31 December 2012

During the year ended 31 December 2013, there were no transfers to NAMA.

Year ended 31 December 2012 compared to the year ended 31 December 2011

During the year ended 31 December 2012, the Group recognised a net loss of €1 million which relates primarily to an adjustment to the consideration in respect of assets previously transferred to NAMA. No assets were transferred to NAMA during the year ended 31 December 2012.

LOSS ON DELEVERAGING OF FINANCIAL ASSETS

Year ended 31 December 2013 compared to the year ended 31 December 2012

During 2013, the Group undertook deleveraging of certain financial assets, all of which had been completed and settled at the balance sheet date. An analysis of the deleveraging completed during the year ended 31 December 2013 (which includes the sale of loan portfolios to third parties together with managed refinancing decisions taken by the Group) is set out below:

Year ended 31 December 2013	Consideration received (net of costs) €m	Carrying value of assets derecognised €m	Loss €m
Corporate and Treasury division
Other international loans	86	87	(1)
Retail UK division
UK Mortgage loan portfolio	178	180	(2)

Total	264	267	(3)

Year ended 31 December 2012 compared to the year ended 31 December 2011

During 2012 the Group completed its 2011 to 2013 divestment target of €10 billion of international loans under the 2011 PCAR. This included the sale of Burdale loans of €0.7 billion which were disposed as part of the sale of that business. An analysis of the divestments completed during the year ended 31 December 2012 (which includes the sale of loan portfolios to third parties together with managed re-financing decisions taken by the Group) is set out below:

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

(LOSS)/PROFIT ON DISPOSAL/LIQUIDATION OF BUSINESS ACTIVITIES

Year ended 31 December 2013 compared to the year ended 31 December 2012

A loss on disposal of business activities of €10 million was recognised in the year ended 31 December 2013 compared to a loss of €69 million in the previous year.

As part of the Group's focus on simplifying its corporate structure the Group has been winding up a number of wholly owned dormant and non-trading subsidiary companies. In accordance with accounting standards any cumulative unrealised foreign exchange gains and losses are required to be realised on disposal and recycled through the income statement. A loss of €12 million arose in the year ended 31 December 2013 on the recycling of foreign exchange reserves on the liquidation of a number of legal entities within the Group with a sterling functional currency. This compares to a loss of €56 million in the previous year. These charges do not impact the Group's regulatory capital. This loss has been reflected as loss on disposal / liquidation of business activities.

The loss on disposal of business activities in the previous year also includes a loss of €14 million which arose in the year ended 31 December 2012 on the sale of Burdale.

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

TAXATION

Year ended 31 December 2013 compared to the year ended 31 December 2012

The taxation credit for the Group was €35 million for the year ended 31 December 2013 compared to a taxation credit of €337 million in the previous year. The effective tax rate for the year ended 31 December 2013 is 7% (taxation credit) which is lower than the comparable rate for the previous year of 16% (taxation credit). The effective tax rate is influenced by changes in the geographic mix of profits and losses and the impact on deferred tax of the reduction in the UK corporation tax rate to 20% with effect from 1 April 2015.

Year ended 31 December 2012 compared to the year ended 31 December 2011

The taxation credit for the Group was €337 million for the year ended 31 December 2012 compared to a taxation credit of €233 million in the previous year due to losses incurred in both years (see note 20 to the Consolidated Financial Statements). The effective tax rate for the year ended 31 December 2012 was a credit of 16% compared to a credit of 113% for the previous year.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

CONSOLIDATED BALANCE SHEET

Summary consolidated balance sheet	31 December 2013 €bn	Restated(1) 31 December 2012 €bn
Loans and advances to customers (after impairment provisions)	85	93
Liquid assets	27	33
Other assets(1)	20	22

Total assets	132	148

Customer deposits	74	75
Wholesale funding(1)	27	39
Subordinated liabilities	2	2
Other liabilities(1)	21	23

Total liabilities	124	139

Stockholders' equity(1)	8	9

Total liabilities and stockholders' equity	132	148

Loan to deposit ratio	114%	123%
Common equity tier 1 ratio (pro forma)—Basel III transitional rules
at 1 January 2014	12.3%	—
Core tier 1 ratio—Basel II rules	12.2%	13.8%	(2)

(1)
For the impact of restatements and reclassification of the comparative periods please see note 62 to the Consolidated Financial Statements on page 382.

(2)
With effect from 1 January 2013, the deduction for the Group's participation in its Life and pension business is deducted 50:50 from Core tier 1 and tier 2 capital in accordance with the Capital Requirements Directive (CRD). The comparative period has been restated to reflect this change. The previously reported ratio was 14.4%.

Loans and advances to customers

The Group's loans and advances to customers (after impairment provisions) of €85 billion have decreased by €8 billion or 9% since 31 December 2012. This decrease is primarily driven by lower net new lending as loan repayments exceed origination of new loans in the Group's core markets.

The composition of the Group's loans and advances to customers by portfolio and by division at 31 December 2013 was broadly consistent with 31 December 2012.

The stock of impairment provisions on loans and advances to customers of €8.2 billion has increased by €0.7 billion since 31 December 2012.

Further analysis and commentary on changes in the loan portfolios, asset quality and impairment is set out in the asset quality and impairment section of the Risk Management Report, see pages 74 to 153.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

LIQUID ASSETS

Liquid assets	31 December 2013 €bn	31 December 2012 €bn
Cash at banks	5	9
—Irish Bank Resolution Corporation (IBRC) repo	—	3
—Other	5	6
Cash and balances at Central Banks	6	9
—Bank of England	5	8
—Other	1	1
Government bonds	7	6
NAMA senior bonds	4	4
Covered bonds	3	3
Senior bank bonds and other	2	2

	27	33

The Group's portfolio of liquid assets of €27 billion has decreased by €6.2 billion since 31 December 2012. The reduction is primarily due to the termination of the IBRC repo transaction of €3.1 billion on a no gain / no loss basis, on 13 February 2013 (see note 56 to the Consolidated Financial Statements), together with a decrease in liquid assets held by Bank of Ireland (UK) plc of €2.8 billion. The reduction in liquid assets held by Bank of Ireland (UK) plc is as a result of more efficient balance sheet management including the sale of loans to the value of €1.5 billion from other Group entities to Bank of Ireland (UK) plc, together with a reduction in deposit volumes in line with the objective of optimising the level of deposits in Bank of Ireland (UK) plc to more appropriately reflect its balance sheet requirements.

At 31 December 2013, Bank of Ireland (UK) plc held liquid assets in excess of its minimum regulatory liquidity requirements. However, the level of excess liquid assets has been substantially reduced in early 2014 following the transfer c.€1.5 billion of assets from other Group entities to the UK subsidiary on 27 March 2014.

Further analysis of the Group's sovereign and other bonds is set out on pages 390 to 399.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

CUSTOMER DEPOSITS

Customer deposits	31 December 2013 €bn	31 December 2012 €bn
Retail Ireland	36	35
—Deposits	24	24
—Current account credit balances	12	11
Retail UK	26	30
Retail UK (Stg£bn equivalent)	22	25
—UK Post Office	16	19
—Other Retail UK	6	6
Corporate and Treasury	12	10

Total customer deposits	74	75

Loan to deposit ratio	114%	123%
Deposits covered by ELG scheme	2	21

Group customer deposits of €74 billion have decreased by €1 billion since 31 December 2012. Increases of €1.0 billion in Retail Ireland and €1.6 billion in Corporate and Treasury were offset by a reduction of €3.6 billion in Retail UK balances due to a combination of the impact of the weakening of sterling against euro during the period and a planned fall in volumes in line with the strategy of optimising the Bank of Ireland (UK) plc balance sheet requirements and the closure of Bank of Ireland (IOM) Ltd. On a constant currency basis, the Group's customer deposits are €0.7 billion lower than 31 December 2012.

A key milestone for the Group during 2013 was the Irish Government's withdrawal of the ELG scheme at the end of March for all new liabilities. Volumes of deposits covered by the ELG scheme have reduced from €21 billion at 31 December 2012 to €2 billion at 31 December 2013. There was no adverse impact on deposit volumes or pricing arising from the withdrawal of the ELG scheme.

During the year ended 31 December 2013, reducing deposit pricing has continued to be a key strategic focus of the Group. The Group has taken actions in all of its markets to reduce the price paid on deposits.

Notwithstanding the expiry of ELG and actions to manage down pay rates, Irish retail deposits remained stable with some increase in current account credit balances.

Deposit balances in the Corporate and Treasury division have increased by €1.6 billion to €12 billion since 31 December 2012, reflecting growth in the large corporate and multinational deposit book. The book primarily comprises a mixture of corporate, State, SME and structured retail customer deposits.

The £3 billion reduction in balances in Retail UK to £22 billion at 31 December 2013, was primarily driven by a reduction in the UK Post Office deposits in line with the objective of optimising the level of deposits in Bank of Ireland (UK) plc to more appropriately reflect its balance sheet requirements. The closure of Bank of Ireland (IOM) Ltd also contributed to a reduction in deposits in Retail UK. Deposits in the Group's other UK businesses continue to remain stable and broadly in line with 31 December 2012.

The loan to deposit ratio improved from 123% at 31 December 2012 to 114% at 31 December 2013, which exceeded the requirement of a minimum of 122.5% at 31 December 2013, as set out in the 2011 PCAR .

Customer deposits at 31 December 2013 of €74 billion (31 December 2012: €75 billion) do not include €2.3 billion (31 December 2012: €2.5 billion) of savings and investment products sold by Bank of Ireland Life. These products have a fixed term (typically of five years) and consequently are an additional source of stable retail funding for the Group.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

WHOLESALE FUNDING

	31 December 2013		Restated(1) 31 December 2012
Wholesale funding sources	€bn	%	€bn	%
Secured funding	22	81%	31	79%
—Monetary Authority (gross) other	8	30%	12	31%
—Monetary Authority (gross) IBRC	—	—	3	8%
—Covered bonds	7	26%	7	18%
—Securitisations	3	11%	4	10%
—Private market repo	4	14%	5	12%
Unsecured funding	5	19%	8	21%
—Senior debt	3	11%	6	16%
—Bank deposits	2	8%	2	5%

Total Wholesale funding	27	100%	39	100%

Wholesale funding > 1 year to maturity	20	72%	27	68%
Wholesale funding < 1 year to maturity	7	28%	12	32%
Drawings from Monetary Authorities (net)	8	—	15	—
Wholesale funding covered by ELG scheme	3	—	5	—

(1)
For the impact of restatements and reclassification of the comparative periods please see note 62 to the Consolidated Financial Statements on page 382.

Wholesale funding of €27 billion has decreased by €12 billion (net) since 31 December 2012 reflecting:

•
the termination on a no gain / no loss basis of the IBRC repo transaction of €3.1 billion on 13 February 2013 (see note 56 to the Consolidated Financial Statements);

•
the impact of lower net lending and the sale of assets from other Group entities to Bank of Ireland (UK) plc to the value of €1.5 billion, leading to a reduction in the liquid assets held by Bank of Ireland (UK) plc in excess of regulatory liquidity requirements; and

•
the remaining reduction of €7 billion is primarily due to the reduction in funding requirements for the lending book.

During the year ended 31 December 2013, the Group has continued to access the longer term debt markets with:

€2.0 billion of Irish Mortgage Asset Covered Securities across three transactions:

•
a €500 million five-year transaction in March 2013 at a price of 190 basis points above mid swaps;

•
a €500 million seven-year transaction in September 2013 at a price of 195 basis points above mid swaps; and

•
a €1 billion three and half-year transaction in November 2013 at a price of 120 basis points above mid swaps.

A €500 million three-year unguaranteed senior unsecured funding transaction in May 2013 at a price of 220 basis points above mid swaps, which was the Group's first fully unguaranteed senior unsecured term funding transaction since June 2008.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Since the year end the Group has issued a €750 million five year senior unsecured funding transaction in January 2014 at a price of 210 basis points above mid swaps and a €750 million five year Irish Mortgage Asset Covered Securities transaction in March 2014 at a price of 80 basis points above mid swaps.

Other funding from Monetary Authorities (gross) of €8 billion has decreased by €4 billion since 31 December 2012 due to the repayment of amounts borrowed through the ECB's Long Term Refinancing Operations (LTRO). At 31 December 2013, all of the Group's Monetary Authority drawings are under the LTRO and include €4 billion of funding related to NAMA senior bonds. Borrowings under the LTRO will mature by 26 February 2015.

During the year ended 31 December 2013, the Group repaid €2.8 billion of senior unsecured debt.

At 31 December 2013, €19.9 billion or 72% of wholesale funding had a term to maturity of greater than one year (31 December 2012: €27.0 billion or 68%). Of the €7 billion of wholesale funding with less than one year to maturity €6 billion is secured funding of which €4 billion is private market repo funding.

At 31 December 2013, €2.7 billion or 98% of wholesale funding covered by the ELG has a maturity date of greater than one year. Final maturity of the covered liabilities is expected to occur by December 2015, with c.98% of the covered liabilities of c.€3 billion expected to mature by 30 June 2015.

SUBORDINATED LIABILITIES

Subordinated liabilities	31 December 2013 €m	31 December 2012 €m
Contingent Capital Note (CCN)	977	986
€250 million 10% Fixed Rate Notes	240	250
Other	458	471

Total	1,675	1,707

The Group's subordinated liabilities at 31 December 2013 are broadly unchanged from 31 December 2012. On 9 January 2013, the State sold its entire holding in the CCN at a price of 101% of its par value plus accrued interest to a diverse group of international institutional investors thereby fixing all future cash coupon payments at 10% per annum.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

STOCKHOLDERS' EQUITY

Movements in stockholders' equity	Year ended 31 December 2013 €m	Restated(1) Year ended 31 December 2012 €m
Stockholders' equity at beginning of year	8,657	10,265
Movements:
Loss attributable to stockholders	(487)	(1,835)
Dividends on preference stock	(240)	(196)
Remeasurement of the net defined benefit pension liability	(117)	(775)
—Changes in actuarial assumptions and other movements	(218)	(775)
—Impact of amendments to defined benefit pension schemes	101	—
Available for sale (AFS) reserve movements	317	875
Cash flow hedge reserve movement	(181)	148
Foreign exchange movements	(81)	136
Purchase of non-controlling interest in Midasgrange (note 58)	—	39
Other movements	7	—

Stockholders' equity at end of year	7,875	8,657

(1)
For the impact of restatements and reclassification of the comparative periods please see note 62 to the Consolidated Financial Statements on page 382.

Stockholders' equity decreased from €8,657 million at 31 December 2012 to €7,875 million at 31 December 2013.

The loss attributable to stockholders of €487 million for the year ended 31 December 2013 compares to the loss attributable to stockholders of €1,835 million in the previous year.

During 2013, the Group paid dividends of €232.3 million on the 2009 Preference Stock, including on 9 December 2013, a dividend of €44 million payable on the redemption of €537 million of this stock as part of the capital package announced on 4 December 2013. The Group also paid dividends of €4.6 million and £2.4 million on its other euro and sterling preference stock respectively.

The remeasurement of the net defined benefit pension liability is primarily driven by changes in actuarial assumptions including the discount rate and inflation rate, partly offset by assumption changes arising from amendments to the Bank of Ireland Staff Pensions Fund (BSPF) to address the IAS 19 deficit in the scheme. The market value of pension scheme assets increased by 7.4% (before the impact of the 2013 pension levy charge) and by 6.9% after the levy during the year ended 31 December 2013.

The AFS reserve movement during 2013 is primarily due to a tightening of credit spreads, particularly on the portfolio of Irish Government bonds and Spanish covered bonds.

The cash flow hedge reserve movement primarily reflects changes in the mark to market value of cash flow hedge accounted derivatives. Over time, the reserve will flow through the income statement in line with the underlying hedged instruments.

Foreign exchange movements relate primarily to the impact arising from the translation of the Group's net investments in foreign operations and is due primarily to the strengthening of euro against sterling in the year ended 31 December 2013. It also reflects the recycling of foreign exchange reserves of €12 million (31 December 2012: €56 million) on the winding up of a number of wholly owned dormant and non-trading companies, a number of which are foreign operations.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

OTHER ASSETS AND OTHER LIABILITIES

Other assets and other liabilities	31 December 2013 €bn	Restated(1) 31 December 2012 €bn
Other assets	20.5	22.1
—Bank of Ireland Life assets	14.0	13.2
—Derivative financial instruments	3.5	5.8
—Deferred tax asset	1.7	1.6
—Other assets	1.3	1.5
Other liabilities	21.2	23.2
—Bank of Ireland Life liabilities	14.0	13.2
—Derivative financial instruments	3.2	5.3
—Pension deficit	0.8	1.1
—Other liabilities	3.2	3.6

(1)
For the impact of restatements and reclassification of the comparative periods please see note 62 to the Consolidated Financial Statements on page 382.

At 31 December 2013, Bank of Ireland Life assets and liabilities were €14 billion, an increase of €0.8 billion since 31 December 2012, primarily due to positive investment returns on policyholder managed funds in the year.

Other assets at 31 December 2013 include derivative financial instruments with a positive fair value of €3.5 billion compared to a positive fair value of €5.8 billion at 31 December 2012. Other liabilities at 31 December 2013 include derivative financial instruments with a negative fair value of €3.2 billion compared to a negative fair value of €5.3 billion at 31 December 2012. The movement in the fair value of derivative assets and derivative liabilities is due to the impact of interest rates and the movement in foreign exchange rates (particularly the euro / sterling exchange rate) during 2013.

At 31 December 2013, the deferred tax asset was €1.7 billion, an increase of €0.1 billion since 31 December 2012. The increase in the year ended 31 December 2013 is primarily due to the tax effect of further losses in both Ireland and the UK. The deferred tax asset of €1.7 billion at 31 December 2013 includes an amount of €1.7 billion in respect of operating losses which are available to relieve future profits from tax. Under current Irish and UK tax legislation there is no time restriction on the utilisation of trading losses and based on its estimates of future taxable income, the Group has concluded that it is probable that sufficient taxable profits will be generated to recover this deferred tax asset and it has been recognised in full.

The Finance (No 2) Act 2013 abolished the tax provision applicable to financial institutions participating in NAMA which restricted by 50%, the amount of profits against which the carried forward trading losses could be utilised. The effect of this change is to accelerate the Group's ability to utilise its tax losses carried forward and shorten the recovery period of the deferred tax asset.

At 31 December 2013, the pension deficit was €0.8 billion, a net reduction of €0.3 billion from 31 December 2012. The drivers of this reduction are as follows:

•
the assets of the Group's pension schemes increased by c.€0.3 billion during the year;

•
these impacts were partly offset by a reduction in discount rates, with the RoI discount rate reducing to 3.65% at 31 December 2013 from 3.9% at 31 December 2012. Together with other liability assumption changes, this increased the deficit by c.€0.4 billion; and

•
the Group completed the review of the Group sponsored Bank of Ireland Staff Pensions Fund (BSPF) during 2013 and implemented amendments to benefits to address the IAS 19 deficit in the scheme, reducing the deficit by €0.4 billion.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

CAPITAL

Regulatory capital and key capital ratios

Basel II/CRD				Pro forma Basel III/ CRD IV transitional	Pro forma Basel III/ CRD IV fully loaded
31 December 2012(13) €m		31 December 2013 €m		1 January 2014 €m	31 December 2013 €m
			Capital Base
8,604		7,869	Total equity	7,869	7,869
—		—	—Impact of amendments to defined benefit pension schemes(1)	81	81
349		(210)	Regulatory adjustments being phased in/out under Basel III/CRD IV	(465)	(1,966)
—		—	—Deferred tax assets(5)	—	(1,526)
—		—	—10%/15% threshold deduction(6)	(47)	(235)
1,154		842	—Retirement benefit obligations(2)	609	—
(150)		(467)	—Available for sale reserve(3)	(486)	—
(394	)(13)	(338)	—Deduction for unconsolidated investments(4,13)	—	—
(54)		(75)	—Pension supplementary contributions(2)	(60)	—
(116)		(59)	—Capital contribution on CCN(2)	(47)	—
—		—	—Tier 1 deductions in excess of Tier 1 capital(7)	(187)	—
(91)		(113)	—Other adjustments(8)	(247)	(205)
(1,180)		(760)	Other regulatory adjustments	(730)	(1,064)
(242)		(183)	—Expected loss deduction(9)	(83)	(417)
(362)		(368)	—Intangible assets and goodwill(10)	(368)	(368)
(162)		(115)	—Dividend expected on 2009 Preference Stock(10)	(115)	(115)
(227)		(46)	—Cash flow hedge reserve(10)	(46)	(46)
(112)		22	—Own credit spread adjustment (net of tax)(10)	22	22
(75)		(70)	—Securitisation deduction(11)	(140)	(140)
7,773		6,899	Core tier 1/Common equity tier 1(14)	6,755	4,920

			Additional Tier 1
93		92	Tier 1 hybrid debt(7,12)	74	—
—		—	Regulatory adjustments	(261)	—
—		—	—Expected loss deduction(9)	(167)	—
—		—	—10%/15% threshold(6)	(94)	—
—		—	Tier 1 capital deficit deducted from CET1 capital(7)	187	—

7,866		6,991	Total tier 1 capital	6,755	4,920

			Tier 2
1,208		993	Tier 2 dated debt	987	965
96		94	Tier 2 undated debt	106	155
(711)		(591)	Regulatory adjustments	(261)	—
(394	)(13)	(338)	—Deduction for unconsolidated investments(4,13)	—	—
(242)		(183)	—Expected loss deduction(9)	(167)	—
—		—	—10%/15% threshold(6)	(94)	—
(75)		(70)	—Securitisation deduction(11)	—	—
78		60	Standardised incurred but not reported (IBNR) provisions	60	—
114		101	Other adjustments	83	—

785		657	Total tier 2 capital	975	1,120

8,651		7,648	Total capital	7,730	6,040

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Basel II/CRD			Pro forma Basel III/ CRD IV transitional	Pro forma Basel III/ CRD IV fully loaded
31 December 2012(13) €bn	31 December 2013 €bn		1 January 2014 €bn	31 December 2013 €bn
51.9	51.7	Credit risk	50.1	50.1
1.0	1.2	Market risk	1.2	1.2
3.6	3.5	Operational risk	3.5	3.5

56.5	56.4	Total risk weighted assets	54.8	54.8

		Capital ratios (including 2009 Preference Stock)
13.8%	12.2%	Core tier 1/Common equity tier 1	12.3%	9.0%
13.9%	12.4%	Tier 1	12.3%	9.0%
15.3%	13.6%	Total capital	14.1%	11.0%

(1)
Equity is increased in the Basel III pro forma transitional and fully loaded ratios to account for the €81 million arising from the impact of changes made to defined benefit pension schemes which is being realised in Q1 2014 (see note 44 to the Consolidated Financial Statements).

(2)
Regulatory deductions applicable under Basel II and phased out under Basel III relate primarily to national filters. These will be phased out at 20% per annum until 2018 and are not applicable under fully loaded rules. The Basel III transitional adjustment for Retirement benefit obligations has been amended to reflect the €81 million of gains arising from the impacts of changes made to defined benefit pension schemes highlighted in footnote 1.

(3)
Available for sale reserve removed from regulatory capital under Basel II. Basel III transitional rules in 2014 require phasing in 20% of unrealised losses and 0% of unrealised gains. Between 2015-2018 unrealised losses and gains will be phased in at the following rates 40%, 60%, 80%, 100%. Reserve is recognisable in capital under fully loaded Basel III rules.

(4)
The deduction for unconsolidated investments is taken 50% from Core tier 1 and 50% from Tier 2 under Basel II. Under Basel III, investments in financial sector entities are incorporated into the 10%/15% threshold deduction. See footnote 6.

(5)
Deduction for deferred tax assets (DTA) relates to DTA on losses carried forward, net of associated deferred tax liabilities. The deduction is phased at 0% in 2014 and 10% per annum thereafter.

(6)
The 10%/15% threshold deduction is phased in at 20% in 2014 and deducted in full from CET1 under fully-loaded rules. The calculation of the 10% / 15% threshold amount includes the benefit of the 2009 Preference Stock on a transitional and fully loaded basis.

(7)
Under Basel III Additional tier 1 deductions in excess of Additional tier 1 capital are deducted from CET1. Under Basel III transitional rules expected loss and significant investments not deducted from CET1 are deducted 50:50 from Tier 1 and Tier 2 capital. These deductions contribute to the excess of Additional tier 1 deductions over Additional tier 1 capital. Grandfathered Tier 1 hybrid debt has been offset against total Additional tier 1 deductions.

(8)
Includes technical items such as other national filters and non-qualifying CET1 items.

(9)
The expected loss deduction is taken 50% from Core tier 1 and 50% from Tier 2 under Basel II. Under Basel III transitional rules it is phased in at 20% in 2014. It is deducted in full from CET1 under fully loaded rules. See also footnote 7.

(10)
Regulatory deductions fully applicable under Basel II and Basel III.

(11)
The securitisation deduction is taken 50% from Core tier 1 and 50% from Tier 2 under Basel II. Under Basel III transitional and fully loaded rules it is deducted in full from CET1.

(12)
Non qualifying Tier 1 hybrid debt is phased out of Additional tier 1 at 20% in 2014 and 10% per annum thereafter. Certain debt instruments are phased into Tier 2 capital from Tier 1 capital.

(13)
With effect from 1 January 2013, the deduction for the Group's participation in its Life and pension business is deducted 50:50 from Core tier 1 and Tier 2 capital in accordance with the Capital Requirements Directive (CRD). The comparative period has been restated to reflect this change. The previously reported Core tier 1 ratio under Basel II was 14.4%. Otherwise, the 31 December 2012 amounts remain as previously reported for regulatory purposes and have not been restated for the impact of the adoption of new

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

  accounting standards in the year ended 31 December 2013 as set out in note 62 to the Consolidated Financial Statements. The pro forma Core tier 1 ratio at 31 December 2012 would remain unchanged if the amounts were restated for the impact of the accounting changes.

(14)
CET1 capital calculated under both the fully loaded and transitional rules includes the benefits of the 2009 Preference Stock (€1.3 billion outstanding at 31 December 2013). Under Basel III transitional rules state aid instruments are grandfathered until 31 December 2017. However, as part of the capital package completed in December 2013 the Group advised the Central Bank of Ireland that it is not the Group's intention to recognise the 2009 Preference Stock as regulatory CET1 capital after July 2016, unless de-recognition would mean that an adequate capital buffer cannot be maintained above applicable regulatory requirements.

The observations from the Central Bank's Balance Sheet Assessment (BSA) / Asset Quality Review (AQR) at June 2013 have been addressed in the Basel II / CRD and pro forma Basel III / CRD IV reported capital ratios. The Group has incorporated the updated treatment of expected loss and it has considered the observations of the Central Bank in setting the year end impairment provisioning stock and associated impairment charge for 2013. Further engagement in respect of RWA's is envisaged with the Central Bank of Ireland during 2014 and in the meantime the Group has applied certain Central Bank of Ireland required BSA adjustments to the outputs of the Group's RWA calculations which are also reflected in the reported capital ratios.

Basel II/CRD

RWA at 31 December 2013 are in line with 31 December 2012 primarily due to declines in risk weighted assets arising from a reduction in the quantum of loans and advances, loan repayments in excess of new lending and the impact of foreign exchange movements, offset by the impact of incorporating the Central Bank's risk weighted asset adjustments made as part of the BSA / AQR.

On a Basel II / CRD basis, the Core tier 1 ratio at 31 December 2013 of 12.2% compares to an equivalent ratio of 13.8% at 31 December 2012. The decrease is primarily driven by the decline in Core tier 1 capital primarily due to attributable losses incurred during the year ended 31 December 2013 and dividends paid on preference stock.

The Total capital ratio at 31 December 2013 of 13.6% compares to 15.3% at 31 December 2012 driven by lower capital primarily as a result of attributable losses, dividends paid on preference stock and regulatory amortisation of subordinated debt.

Capital actions

In January 2013, the State sold 100% of its €1 billion holding of the CCN's originally issued in July 2011 at a price of 101% of its par value plus accrued interest to a diverse group of international institutional investors thereby fixing all future cash coupon payments on the notes at 10% per annum. This Tier 2 classified note would convert into Bank of Ireland ordinary stock on a breach of the Core tier 1 or transitional CET1 trigger ratio of 8.25% (ratio was 12.2% at 31 December 2013 and 12.3% on a pro forma basis at 1 January 2014) or on a 'non-viability event' as determined by the CBI.

In December 2013, the Group announced a capital package in relation to the 2009 Preference Stock, which had been agreed with the Irish State and the CBI comprising (i) the placing of new units of ordinary stock to generate proceeds of c.€537 million (net of expenses), to redeem c.€537 million of the 2009 Preference Stock and (ii) the sale by the NPRFC of €1.3 billion 2009 Preference Stock to private investors. As part of the capital package completed in December 2013 the Group stated its intention not to redeem the 2009 Preference Stock prior to January 2016, save in certain limited circumstances which would include changes in regulatory capital treatment, breach of waiver deed and taxation. The Group also advised the CBI that it is not the Group's intention to recognise the 2009 Preference Stock as regulatory CET1 capital after July

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

2016, unless de-recognition would mean that an adequate capital buffer cannot be maintained above applicable regulatory requirements.

Basel III/CRD IV

The Capital Requirements Directive (CRD IV) and the Capital Requirements Regulation (CRR) were published in the Official Journal of the EU on 27 June 2013. The CRR had direct effect in EU member states and CRD IV was required to be implemented through national legislation in EU member states by 31 December 2013. CRD IV also includes requirements for regulatory and technical standards to be published by the European Banking Authority (EBA). Many of these have not yet been published or their impact is uncertain. The CRD IV legislation is being implemented on a phased basis from 1 January 2014, with full implementation by 2019.

The Basel III/CRD IV transition rules results in a number of new deductions from CET1 capital being introduced on a phased basis typically with a 20% impact in 2014, 40% in 2015 and so on until 2018. The CBI published their 'Implementation of Competent Authority Discretions and Options in CRD IV and CRR' on 24 December 2013 which clarifies the application of transitional rules in Ireland under CRD IV.

The pro forma ratios as outlined in the above table represents estimates reflecting the Group's interpretation of the CRD IV rules as published on 27 June 2013 and subsequent clarifications, including the CBI paper 'Implementation of Competent Authority discretions and options in CRD IV and CRR'. The actual capital ratios under CRD IV may differ once the rules are assessed in their entirety, related technical standards are finalised and other guidance is issued by the relevant regulatory bodies.

The Group continues to expect to maintain a buffer above a CET1 ratio of 10% on a transitional basis.

Transitional Ratio at 1 January 2014

Risk weighted assets (RWA) at 1 January 2014 of €54.8 billion compares to Basel II RWA at 31 December 2013 of €56.4 billion. Reductions in RWA due to the SME reduction factor, application of fixed maturity adjustment and treatment of deferred tax assets during the transitional period are partially offset by increases due to Credit Valuation Adjustment (CVA), higher risk weighted assets for financial institutions and the RWA associated with the 10% / 15% threshold deduction.

The Common equity tier 1 ratio at 1 January 2014 of 12.3% on a pro forma basis compares to the Basel II Core tier 1 ratio of 12.2% at 31 December 2013. The increase relates primarily to lower RWA's partially offset by the impact of the phasing in and out of regulatory deductions and adjustments under the transitional arrangements of the CRR, including:
•
retirement benefit obligations—add back of deficit under Basel II rules is phased out at 20% p.a., giving a 20% reduction in the add back from that as at 31 December 2013;

•
expected loss—phased deduction at 1 January 2014 reflects the incorporation of the updated treatment post BSA / AQR;

•
10% / 15% threshold deduction—reflects threshold calculation for significant investments in financial sector entities and deferred tax assets relating to future profitability and temporary differences; and

•
items in excess of Additional Tier 1 (AT1) capital—CRR rules require that any excess of deductions over available AT1 capital must be deducted from CET1 capital.

The Total capital ratio at 1 January 2014 of 14.1% on a pro forma basis compares to 13.6% at 31 December 2013 primarily driven by lower RWA's, higher Tier 2 capital as a result of the unconsolidated

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

investments deduction (in the Life and pension business) being replaced by the 10% / 15% threshold deduction and securitisations being deducted fully from CET1.

Fully Loaded Ratio

The Group's pro forma CET1 ratio, including the 2009 Preference Stock is estimated at 9.0% as at 31 December 2013 on a fully loaded basis, which has increased from 8.5% as at 31 December 2012. The increase is primarily driven by lower RWAs and an improvement in the pension deficit and available for sale (AFS) reserve, partly offset by attributable losses incurred during the year.

Under Basel III transitional rules, state aid instruments, including the 2009 Preference Stock are grandfathered until 31 December 2017. However, as part of the capital package completed in December 2013 the Group advised the Central Bank of Ireland that it is not the Group's intention to recognise the 2009 Preference Stock as regulatory CET1 capital after July 2016, unless de-recognition would mean that an adequate capital buffer cannot be maintained above applicable regulatory requirements. The Group's pro forma ratio excluding the 2009 Preference Stock is estimated to be 6.3% at 31 December 2013.

Leverage ratio

The leverage ratio is 4.9% on a Basel III / CRD IV pro forma transitional basis and 3.7% on a pro forma full implementation basis including the 2009 Preference Stock. The Group expects to remain above the Basel Committee indicated minimum level leverage ratio of 3% on a fully loaded pro forma basis and on a transition basis, including the 2009 Preference Stock.

The Basel committee will monitor the proposed 3% minimum requirement for the leverage ratio and have proposed that final calibrations and any further adjustments to the definition of the leverage ratio will be completed by 2017, with a view to migrating to a Pillar I treatment on 1 January 2018.

Regulatory initiatives

Ahead of Ireland's exit from the EU / IMF programme of support, the Central Bank undertook a BSA / AQR. The BSA / AQR was a point in time capital assessment as at 30 June 2013 and included an assessment by the CBI of risk classifications and provisions and a review of the appropriateness of calculations of risk weighted assets. In December 2013, the CBI confirmed that Bank of Ireland had adequate capital as at 30 June 2013 to meet the requirements determined under the BSA. Consequently, the CBI did not require Bank of Ireland to raise additional capital as a result of the BSA.

As part of the BSA, the CBI also made a range of observations on the Group's treatment of expected loss on mortgage assets, the level of impairment provisions at 30 June 2013 and the Group's risk weighted asset calculations. The CBI requested that the Group consider these observations in preparing its financial results and Annual Report for the year ended 31 December 2013. The Group has done so by incorporating the updated treatment of expected loss and has taken the CBI's observations into consideration as part of its comprehensive process in setting the year end impairment provisioning stock and associated impairment charge for 2013. Further engagement in respect of risk weighted assets is envisaged with the Central Bank of Ireland during 2014 and, in the meantime, the Group has applied certain Central Bank of Ireland required BSA adjustments to the outputs of the Group's risk weighted asset calculations, which are also reflected in the Group's reported capital ratios at 31 December 2013.

The BSA also included a Data Integrity Verification (DIV) element to ensure key data, data fields and processes are robust. There were no findings or issues arising from the DIV that materially impact the BSA. The BSA represents a review under the CBI's Supervisory Review and Evaluation Process (SREP)

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

and Full Risk Assessment (FRA) and, as such, the result may be considered by the Central Bank of Ireland in determining the Pillar II capital requirements of the Group.

The European Central Bank (ECB) under the forthcoming Single Supervisory Mechanism (SSM) will also conduct a Comprehensive Assessment (CA) during 2014. The CA will include a balance sheet and risk assessment and is expected to encompass the European Banking Authority (EBA) and ECB EU-wide stress test.

DIVISIONAL PERFORMANCE

Divisional Performance—on an Underlying Basis

Income statement—underlying (loss)/profit before tax	Year ended 31 December 2013 €m	Restated(1) Year ended 31 December 2012 €m	Restated(1) Year ended 31 December 2011 €m
Retail Ireland	(697)	(989)	(1,023)
Bank of Ireland Life	107	96	25
Retail UK	(153)	(368)	(327)
Corporate and Treasury	487	350	385
Group Centre	(310)	(570)	(565)
Other reconciling items(2)	(3)	(18)	(31)

Underlying loss before tax	(569)	(1,499)	(1,536)
Non-core items	44	(679)	1,329

Loss before tax	(525)	(2,178)	(207)

(1)
For the impact of restatements and reclassification of the comparative periods please see note 62 to the Consolidated Financial Statements on page 382.

(2)
This relates to segmental income on certain inter-segment transactions, which is eliminated at a Group level.

The individual divisional income statements have been presented on an underlying basis in accordance with IFRS 8—Operating segments. Information on the divisions and their underlying performance is shown in note 1 to the Consolidated Financial Statements—operating segments (see pages 258 to 267).

Underlying performance excludes non-core items which are those items that the Group believes obscure the underlying performance trends in the business. The Group has treated the following items as non-core; impact of changes to pension benefits in the Group sponsored defined benefit schemes, charge / gain arising on the movement in the Group's credit spreads, cost of restructuring programme, gross-up for policyholder tax in the Life business, loss / profit on disposal / liquidation of business activities, loss on delever-aging of financial assets, gain on liability management exercises, investment return on treasury stock held for policyholders and gain on Contingent Capital Note.

The divisional underlying performance is reconciled to the Group statutory performance on pages 71 to 73.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

RETAIL IRELAND

Retail Ireland incorporates the Group's branch network and Direct Channels (mobile, online and phone), Mortgage Business, Consumer Banking, Business Banking and Private Banking activities in the Republic of Ireland and is built on a broad distribution platform and a comprehensive suite of retail and business products and services.

As set out in note 63 to the Consolidated Financial Statements, on 9 July 2013 the European Commission gave approval under the State aid rules to amend the Group's Revised 2011 EU Restructuring Plan, which permitted the retention of New Ireland Assurance Company plc (NIAC) its life assurance company which distributes protection, investment and pension products to the Irish market, through independent brokers, its financial advisors (direct sales force) and the Group's branch network, but required a range of substitution measures. One of these substitution measures is that the Group will exit from the origination of new mortgages through its intermediary channel, including the sale (or retirement) of the ICS Building Society's distribution platform together with the sale, if required by the acquirer, of up to €1.0 billion of intermediary originated mortgage assets and matched deposits.

Retail Ireland: Income statement	Year ended 31 December 2013 €m	Restated(1) Year ended 31 December 2012 €m	Restated(1) Year ended 31 December 2011 €m
Net interest income	886	674	857
Net other income	326	304	284

Operating income	1,212	978	1,141

Operating expenses	(791)	(829)	(858)

Operating profit before impairment charges on financial assets and gain on sale of assets to NAMA	421	149	283

Impairment charges on loans and advances to customers	(1,109)	(1,149)	(1,297)
Impairment charges on assets sold to NAMA	—	—	(9)
Gain on sale of assets to NAMA	—	5	1
Share of results of associates and joint ventures (after tax)	(9)	6	(1)

Underlying loss before tax	(697)	(989)	(1,023)

(1)
From 1 January 2013, the Group adopted IAS 19 Employee Benefits (Revised 2011) which resulted in an increase in the pension charge included in operating expenses of €4 million for the year ended 31 December 2012 and €7 million for the year ended 31 December 2011 (see note 62 to the Consolidated Financial Statements).

The Group adopted IFRS 10, from 1 January 2013, which resulted in the deconsolidation of certain entities with interests in an international investment property within Retail Ireland. The impact of this has been to reclassify the income statement lines relating to these entities to share of results of associates and joint ventures (after tax), but with no impact on underlying loss before tax. The comparative figures for the year ended 31 December 2012 have been restated to reflect this, resulting in a €9 million increase in net interest income, a €26 million decrease in net other income, a €11 million decrease in operating expenses and a €5 million increase in share of results of associates and joint ventures (after tax). The comparative figures for the year ended 31 December 2011 have been restated to reflect this, resulting in a €8 million increase in net interest income, a €13 million decrease in net other income, a €10 million decrease in operating expenses and a €4 million decrease in share of results of associates and joint ventures (after tax). See note 62 to the Consolidated Financial Statements.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Year ended 31 December 2013 compared to the year ended 31 December 2012

Retail Ireland reported an underlying loss before tax of €697 million for the year ended 31 December 2013 compared to €989 million for the previous year. The reduction of €292 million was due primarily to an increase of 183% in operating profit before impairment charges of €272 million to €421 million and a reduction of €40 million in impairment charges.

The change in 'net interest income' and 'net other income' is impacted by IFRS income classifications between the two income categories (see pages 28 and 29).

Net interest income	Year ended 31 December 2013 €m	Restated* Year ended 31 December 2012 €m	Restated* Year ended 31 December 2011 €m
Net interest income	886	674	857
IFRS income classifications	24	26	—

Net interest income (after IFRS income classifications)	910	700	857

*
Please see page 57 for details.

Net interest income (after IFRS income classifications) of €910 million for the year ended 31 December 2013 was €210 million or 30% higher than the previous year. This increase is primarily driven by the lower cost of customer deposits and other funding sources, the impact of higher lending margins on new lending and repricing relevant loan portfolios to incorporate a liquidity charge that references the actual cost of funds. While demand for new lending remains relatively muted, new lending volumes have been increasing quarter on quarter throughout 2013. These factors have been partly offset by the continued negative impact of historically low official interest rates and lower average loan volumes.

Net other income	Year ended 31 December 2013 €m	Restated* Year ended 31 December 2012 €m	Restated* Year ended 31 December 2011 €m
Net other income	326	304	284
IFRS income classifications	(24)	(26)	—

Net other income (after IFRS income classifications)	302	278	284

*
Please see page 57 for details.

Net other income (after IFRS income classifications) of €302 million for the year ended 31 December 2013 was €24 million or 9% higher than the same period in 2012. This is primarily due to higher retail banking fees of €14 million, higher interchange income of €7 million and increased gains on international investment properties of €5 million in 2013. These factors are partly offset by the impact of lower general insurance income.

Operating expenses of €791 million for the year ended 31 December 2013 are €38 million or 5% lower than the previous year. The impacts of lower staff numbers and lower infrastructure costs were partly offset by higher pension costs primarily due to the impact of lower discount rates during 2013. Staff numbers have reduced by 7% from 4,932 at 31 December 2012 to 4,592 at 31 December 2013.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The share of results of associates and joint ventures (after tax) gave rise to a charge of €9 million for the year ended 31 December 2013 compared to a gain of €6 million for the year ended 31 December 2012. This was primarily due to a decrease in the value of international investment properties and other investment funds.

Impairment charges on loans and advances to customers	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Residential mortgages	542	418	444
Non-property SME and corporate	233	223	281
Property and construction	309	479	520
Consumer	25	29	52

Impairment charges on loans and advances to customers	1,109	1,149	1,297

Impairment charges on loans and advances to customers of €1,109 million for the year ended 31 December 2013 were €40 million or 3% lower compared to the previous year.

Further analysis and commentary on changes in the loan portfolios, asset quality and impairment is set out in the asset quality and impairment section.

Year ended 31 December 2012 compared to the year ended 31 December 2011

Retail Ireland reported an underlying loss before tax of €989 million for the year ended 31 December 2012 compared to €1,023 million for the previous year.

Net interest income (after IFRS income classifications) of €700 million for the year ended 31 December 2012 was €157 million or 18% lower than the previous year. This decrease was driven by the relatively high cost of customer deposits and other funding sources, together with the continued negative impact of historically low official interest rates and lower average loan volumes. These factors were partly offset by higher lending margins on new lending, albeit demand for new lending remained muted, and by repricing relevant loan portfolios to incorporate a liquidity charge that references the actual cost of funds.

Net other income (after IFRS income classifications) of €278 million for the year ended 31 December 2012 was €6 million or 2% lower than the previous year. This was due to a reduction of €26 million from IFRS income classifications and the loss of income which resulted from the sale of FCE Corporation in August 2011. This was partly offset by the impact of gains of €1 million on investment properties compared to charges of €12 million in the previous year and the impact of a provision of €13 million in the previous year relating to a court hearing in connection with a European property investment, together with an increase in retail banking fees and commissions in 2012.

Operating expenses of €829 million for the year ended 31 December 2012 were €29 million or 3% lower than the previous year. The impacts of lower staff numbers, lower infrastructure costs and the sale of FCE Corporation in August 2011 were partly offset by investments in a programme to provide support for customers in mortgage arrears.

The share of results of associates and joint ventures (after tax) gave rise to a gain of €6 million for the year ended 31 December 2012 compared to a loss of €1 million in the previous year.

Impairment charges on loans and advances to customers of €1,149 million for the year ended 31 December 2012 were €148 million or 11% lower compared to the previous year.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Further analysis and commentary on changes in the loan portfolios, asset quality and impairment is set out in the Asset Quality and Impairment section.

Retail Ireland: Balance sheet	31 December 2013 €bn	31 December 2012 €bn
Loans and advances to customers (net of impairment provisions)	39	41
Customer deposits	36	35

Loans and advances to customers (after impairment provisions) of €39 billion at 31 December 2013 have decreased by €2 billion since 31 December 2012. This net decrease is as a result of loan repayments and impairment provisions, partly offset by new lending across all sectors which remains muted.

Customer deposits of €36 billion at 31 December 2013 have increased by €1 billion since 31 December 2012. Reducing deposit pricing has continued to be a key strategic focus and action has been taken in all markets to reduce the price paid on deposits. Within deposits, current account credit balances of €12 billion at 31 December 2013 have increased by €1 billion since 31 December 2012.

BANK OF IRELAND LIFE

Bank of Ireland Life comprises the life assurer, New Ireland Assurance Company plc (NIAC) which distributes protection, investment and pension products to the Irish market, through independent brokers, its financial advisors (direct sales force) and the Group's branch network.

As set out in note 63 to the Consolidated Financial Statements, on 9 July 2013 the European Commission gave approval under the State aid rules to amend the Group's Revised 2011 EU Restructuring Plan, which permitted the retention of NIAC but required a range of substitution measures (see page 388).

Bank of Ireland Life: Income statement (IFRS performance)	Year ended 31 December 2013 €m	Restated(1) Year ended 31 December 2012 €m	Restated(1) Year ended 31 December 2011 €m
Net interest income	48	38	5
Net other income	131	133	169

Operating income	179	171	174
Operating expenses	(90)	(93)	(102)

Operating profit	89	78	72

Investment variance	21	21	(28)
Economic assumption changes	(3)	(3)	(19)

Underlying profit before tax	107	96	25

(1)
From 1 January 2013, the Group adopted IAS 19 Employee Benefits (Revised 2011) which resulted in an increase in the pension charge included in operating expenses of €1 million for the year ended 31 December 2012 and €1 million for the year ended 31 December 2011 (see note 62 to the Consolidated Financial Statements).

Year ended 31 December 2013 compared to the year ended 31 December 2012

The underlying profit before tax of €107 million for the year ended 31 December 2013 is €11 million or 11% higher than the previous year and has benefited from a positive investment variance.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Bank of Ireland Life has performed well in a challenging market during the year ended 31 December 2013, with sales growing by 6%, in line with the market and resulting in 24% market share of new business. Sales were ahead in each channel compared to the prior year with pension sales showing strong growth. Total new business margins were ahead of last year reflecting lower acquisition costs. Profits from the book of existing business were also strong reflecting positive experience variances from mortality and persistency compared to those assumed.

Operating profit of €89 million for the year ended 31 December 2013 was €11 million or 14% higher than the previous year as a result of higher operating income and lower costs.

Operating income of €179 million for the year ended 31 December 2013 is €8 million or 5% higher than the previous year reflecting higher persistency and mortality profits over the year.

Operating expenses of €90 million for the year ended 31 December 2013 are €3 million lower than the year ended 31 December 2012. Costs excluding those related to the higher pension deficit, were €6 million lower than the previous period reflecting the efficiency benefits arising from investments in customer service and technology together with the impact from an uplift in the value of NIAC's owner occupied property of €1.6 million. This was partly offset by a €3 million increase in pension costs, primarily due to the impact of lower discount rates in 2013.

During the year ended 31 December 2013, investment funds outperformed the unit growth assumption to give rise to a positive investment variance of €21 million (31 December 2012: €21 million).

The overall impact of higher interest rates, including the impact on the economic assumptions, gave rise to a net charge of €3 million for the year ended 31 December 2013 (31 December 2012: €3 million). The discount rate applied to future cash flows was increased to 7.11% at 31 December 2013 (an increase of 0.50% as compared to 31 December 2012). The future growth rate on unit linked assets increased to 4.75% at 31 December 2013 (an increase of 0.60% as compared to 31 December 2012).

Year ended 31 December 2012 compared to the year ended 31 December 2011

Operating profit of €78 million for the year ended 31 December 2012 was €6 million or 8% higher than the previous year, primarily due to lower operating expenses.

Operating income of €171 million for the year ended 31 December 2012 is €3 million or 2% lower than the previous year, primarily as a result of a lower risk discount rate in 2012, offset by the benefit of higher new business volumes and improved persistency and mortality experience. Customers continued to invest in and switch to low risk funds, predominantly invested in deposit based products, resulting in a higher mix of income in interest income.

Bank of Ireland Life performed well during the year ended 31 December 2012, with sales growing by 4% compared to a market which decreased by 5% over the same period. Market share continued to grow in a challenging environment and had grown to 24% by 31 December 2012. Annual premium equivalent (APE) sales for the year ended 31 December 2012 were 4% higher than the previous year. Higher sales volumes were achieved in regular premium pension products and single premium life products. Bank channel sales were particularly strong over the period.

Experience variances on existing business were positive over the period as actual mortality and morbidity experience compared favourably to that assumed. Persistency experience improved on the prior year.

Operating expenses of €93 million for the year ended 31 December 2012 were €9 million or 9% lower than the previous year, reflecting efficiencies achieved through investment in customer service and technology

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

initiatives together with lower staff numbers, and a lower property impairment in respect of NIAC's owner occupied property.

The underlying profit before tax for the year ended 31 December 2012 benefited from a positive investment variance.

During the year ended 31 December 2012, investment funds outperformed the unit growth assumption to give rise to a positive investment variance of €21 million. This compared to a negative investment variance of €28 million in the previous year following a fall in investment markets in that year.

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

RETAIL UK (STERLING)

The Retail UK Division incorporates the exclusive financial services relationship and foreign exchange joint venture with the UK Post Office, the UK residential mortgage business, the Group's branch network in Northern Ireland and the Group's business banking business in Great Britain and Northern Ireland. The Retail UK division includes the activities of Bank of Ireland (UK) plc, the Group's wholly owned UK licensed banking subsidiary.

As set out in note 63 to the Consolidated Financial Statements, on 9 July 2013, the European Commission gave approval under the State aid rules to amend the Group's Revised 2011 EU Restructuring Plan, which permitted the retention of NIAC but required a range of substitution measures. One of these substitution measures is that the Group will exit its existing Great Britain based business banking activities, with gross assets of c.£3 billion, which form part of the Retail UK division. This measure does not impact on the Group's consumer banking business in Great Britain including its partnership with the Post Office, or its activities in Northern Ireland.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Retail UK: Income statement	Year ended 31 December 2013 £m	Restated(1) Year ended 31 December 2012 £m	Restated(1) Year ended 31 December 2011 £m
Net interest income	486	298	319
Net other income	3	32	103

Operating income	489	330	422
Operating expenses	(292)	(313)	(330)

Operating profit before impairment charges on financial assets and loss on sale of assets to NAMA	197	17	92
Impairment charges on loans and advances to customers	(360)	(342)	(375)
Impairment charge on available for sale (AFS) financial assets	—	(1)	—
Impairment charges on assets sold to NAMA	—	—	(23)
Loss on sale of assets to NAMA	—	(7)	(6)
Share of results of associates and joint ventures (after tax)	34	32	31

Underlying loss before tax	(129)	(301)	(281)

Underlying loss before tax (€m equivalent)	(153)	(368)	(327)

(1)
From 1 January 2013, the Group adopted IAS 19 Employee Benefits (Revised 2011) which resulted in an increase in the pension charge included in operating expenses of £1 million for the year ended 31 December 2012 and £2 million for the year ended 31 December 2011 (see note 62 to the Consolidated Financial Statements).

Year ended 31 December 2013 compared to the year ended 31 December 2012

Retail UK reported an underlying loss before tax of £129 million for the year ended 31 December 2013 compared to an underlying loss before tax of £301 million in the previous year. The reduction of £172 million relates to an improvement in operating profit before impairment charges of £180 million and an increase of £18 million in impairment charges.

Net interest income of £486 million for the year ended 31 December 2013 is £188 million or 63% higher than the previous year. The increase reflects the full year impact of asset pricing decisions made during 2012 and in early 2013. The increase also reflects the material reduction in deposit pay rates during the first quarter of 2013 and in other funding costs, partially offset by a 10% decrease in average lending volumes.

Net other income was a gain of £3 million for the year ended 31 December 2013 and is £29 million lower than the previous year. Commissions payable to the UK Post Office were £25 million higher than the previous year. This reflects a change in the contractual arrangements for commission payments where revised commission arrangements for all products were agreed with the UK Post Office in August 2012 as part of the renegotiation and extension of the overall financial services relationship. Since August 2012, commission paid is primarily reflected in net other income whereas under previous contractual arrangements a small proportion of the total amount paid was included in operating costs. Income from the sale of structured deposit products, transaction related fees and commissions and foreign exchange income also decreased in the year ended 31 December 2013 compared to the previous year.

Operating expenses of £292 million for the year ended 31 December 2013 are £21 million lower than the previous year reflecting lower staff and infrastructure costs following the implementation of a cost

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

reduction programme in the Northern Ireland business and the Group's business banking business in Great Britain, partially offset by ongoing investment in the relationship with the UK Post Office.

The share of results of associates and joint ventures (after tax) of £34 million, which relates to First Rate Exchange Services Limited (FRES), the foreign exchange joint venture with the UK Post Office, is £2 million higher than the previous year. The Group's share of income from FRES has increased despite a continued decline in the overall UK travel market.

Impairment charges on loans and advances to customers	Year ended 31 December 2013 £m	Year ended 31 December 2012 £m	Year ended 31 December 2011 £m
Residential mortgages	27	35	22
Non-property SME and corporate	95	43	64
Property and construction	224	246	265
Consumer	14	18	24

Impairment charges on loans and advances to customers	360	342	375

Impairment charges on loans and advances to customers of £360 million for the year ended 31 December 2013 were £18 million or 5% higher than the previous year.

Further analysis and commentary on changes in the loan portfolios, asset quality and impairment is set out in the asset quality and impairment section.

Year ended 31 December 2012 compared to the year ended 31 December 2011

Retail UK reported an underlying loss before tax of £301 million for the year ended 31 December 2012 compared to £281 million in the previous year.

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

Operating expenses of £313 million for the year ended 31 December 2012 were £17 million lower than the previous year. Reductions in staff and infrastructure costs were partly offset by investment in the relationship with the UK Post Office and higher regulatory costs.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The share of results of associates and joint ventures (after tax) of £32 million, which related to First Rate Exchange Services Limited (FRES), the foreign exchange joint venture with the UK Post Office, was £1 million higher than the previous year.

Impairment charges on loans and advances to customers of £342 million for the year ended 31 December 2012 were £33 million or 9% lower than the previous year.

Further analysis and commentary on changes in the loan portfolios, asset quality and impairment is set out in the Asset Quality and Impairment section.

Retail UK: Balance sheet	31 December 2013 £bn	31 December 2012 £bn
Loans and advances to customers (net of impairment provisions)	29	32
Customer deposits	22	25

Loans and advances to customers (after impairment provisions) of £29 billion have decreased by £3 billion since 31 December 2012. This decrease was the result of loan repayments and impairment provisions, partly offset by new lending. New lending during 2013 primarily comprises UK Residential mortgages marketed under both the Post Office and Bank of Ireland brands. Demand for business lending remained muted during the year.

Customer deposits of £22 billion have decreased by £3 billion since 31 December 2012, this planned fall in volumes is in line with the objective of optimising the level of deposits in Bank of Ireland (UK) plc to more appropriately reflect its balance sheet requirements and the closure of Bank of Ireland (IOM) Ltd.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

CORPORATE AND TREASURY

The Corporate and Treasury Division comprises Corporate Banking, Global Markets and IBI Corporate Finance.

As set out in note 63 to the Consolidated Financial Statements, on 9 July 2013, the European Commission gave approval under the State aid rules to amend the Group's Revised 2011 EU Restructuring Plan, which permitted the retention of NIAC but required a range of substitution measures. One of these substitution measures is that the Group will exit from its Great Britain based Corporate Banking activities, which form part of the Corporate and Treasury division. This measure does not impact on the Group's Leveraged Acquisition Finance business.

Corporate and Treasury: Income statement	Year ended 31 December 2013 €m	Restated(1) Year ended 31 December 2012 €m	Restated(1) Year ended 31 December 2011 €m
Net interest income	617	633	742
Net other income	174	57	44

Operating income	791	690	786

Operating expenses	(172)	(184)	(188)

Operating profit before impairment charges on financial assets and gain on sale of assets to NAMA	619	506	598

Impairment charges on loans and advances to customers	(132)	(153)	(207)
Impairment charges on assets sold to NAMA	—	—	(9)
Impairment charge on available for sale (AFS) financial assets	—	(4)	(21)
Gain on sale of assets to NAMA	—	1	24

Underlying profit before tax	487	350	385

(1)
From 1 January 2013, the Group adopted IAS 19 Employee Benefits (Revised 2011) which resulted in an increase in the pension charge included in operating expenses of €1 million for the year ended 31 December 2012 and €1 million for the year ended 31 December 2011 (see note 62 to the Consolidated Financial Statements).

Year ended 31 December 2013 compared to the year ended 31 December 2012

Corporate and Treasury reported an underlying profit before tax of €487 million for the year ended 31 December 2013 compared to €350 million in the previous year. The increase of €137 million or 39% is primarily driven by higher income arising from improved lending margins, higher yields on liquid assets and the reduction in the cost of deposits. It also reflects recoveries of the administrators settlement associated with the collapse of Lehman Brothers in September 2008 and higher gains arising on the transfer from the available for sale reserve on asset disposals.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The change in 'net interest income' and 'net other income' is impacted by IFRS income classifications between the two income categories (see pages 28 and 29).

Net interest income	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Net interest income	617	633	742
IFRS income classifications	(34)	(113)	(102)

Net interest income (after IFRS income classifications)	583	520	640

Net interest income (after IFRS classifications) of €583 million for the year ended 31 December 2013 has increased by €63 million or 12% compared to the previous year. This increase is primarily as a result of improved margins on the corporate loan books as term facilities at historic lower margins are replaced by facilities reflecting current market pricing, a reduction in the cost of deposits, and a higher yield on the liquid asset portfolio. These factors are partly offset by a reduction in average loan volumes due to deleveraging in 2012 and net loan repayments, together with a reduction in the size of the liquid asset portfolio, primarily due to lower requirements to hold liquid assets as the Group increases the term of its wholesale funding profile.

Net other income	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Net other income	174	57	44
IFRS income classifications	34	113	102

Net other income (after IFRS income classifications)	208	170	146

Net other income (after IFRS classifications) of €208 million for the year ended 31 December 2013 has increased by €38 million or 22% compared to the previous year. Ongoing business income levels were similar in both years, with the increase in reported income attributable to a number of non-recurring items, primarily €40 million higher recoveries on the administration settlement associated with the collapse of Lehman Brothers in September 2008 and €33 million higher transfers from the available for sale reserve on asset disposals as the Group switched some shorter dated Irish sovereign bonds to longer maturities, partly offset by a valuation adjustment related to the funding cost of derivatives in line with emerging market practice.

Operating expenses of €172 million for the year ended 31 December 2013 have decreased by €12 million or 7% compared to the previous year primarily due to continued tight cost management and lower average staff numbers.

Impairment charges on loans and advances to customers	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Non-property SME and Corporate	122	137	142
Property and construction	10	16	65

Total impairment charges on loans and advances to customers	132	153	207

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Impairment charges on loans and advances to customers of €132 million for the year ended 31 December 2013 have decreased by €21 million or 14% compared to the previous year.

Further analysis and commentary on changes in the loan portfolios, asset quality and impairment is set out in the asset quality and impairment section.

Year ended 31 December 2012 compared to the year ended 31 December 2011

Corporate and Treasury reported an underlying profit before tax of €350 million for the year ended 31 December 2012 compared to €385 million in the previous year.

The change in 'Net interest income' and 'Net other income' is impacted by IFRS income classifications between the two income categories (see pages 28 and 29).

Net interest income (after IFRS classifications) of €520 million for the year ended 31 December 2012 decreased by €120 million or 19% compared to the previous year. This decrease was primarily as a result of a reduction in average loan volumes due to both deleveraging and loan repayments and a reduction in the size of the liquid asset portfolio due to lower requirements to hold liquid assets as the Group increases the term of its wholesale funding profile. These factors were partly offset by improved margins on the corporate loan books as term facilities at historic lower margins were replaced by facilities reflecting current market pricing and a higher yield on the liquid asset portfolio.

Net other income (after IFRS classifications) of €170 million for the year ended 31 December 2012 increased by €24 million or 16% compared to the previous year. This increase was driven by movements in interest rates during 2012 impacting non-hedged derivatives in the banking book and higher transfers from the available for sale reserve on asset disposals in the year ended 31 December 2012, partly offset by lower upfront fees in Corporate Banking, lower fee income on the termination of loans (the higher income in the prior year arose from the Group's deleveraging initiatives) and the loss of income from BoISS following its disposal in 2011.

Operating expenses of €184 million for the year ended 31 December 2012 decreased by €4 million or 2% compared to the previous year. The decrease was primarily due to lower costs following the sale of BoISS during 2011 and the Burdale business in 2012, as well as the benefits from continued tight management of all other costs, offset by the impact of some costs recoveries in 2011 which did not reoccur in 2012.

Impairment charges on loans and advances to customers of €153 million for the year ended 31 December 2012 decreased by €54 million or 26% compared to the previous year.

Further analysis and commentary on changes in the loan portfolios, asset quality and impairment is set out in the Asset Quality and Impairment section.

The impairment charge on available for sale (AFS) financial assets of €4 million for the year ended 31 December 2012 decreased by €17 million or 81% compared to the previous year, due primarily to an impairment charge of €16 million in 2011 which the Group incurred on subordinated debt issued by Irish Life and Permanent plc.

Corporate and Treasury: Balance sheet	31 December 2013 €bn	31 December 2012 €bn
Loans and advances to customers (net of impairment provisions)	10	12
Customer deposits	12	10

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Loans and advances to customers (after impairment provisions) of €10 billion at 31 December 2013 were €2 billion lower than the previous year, primarily as a result of net loan repayments.

Customer deposits at 31 December 2013 of €12 billion were €2 billion higher than at 31 December 2012, reflecting growth in the large corporate and multinational deposit book. The book primarily comprises a mixture of corporate, State, SME and structured retail customer deposits.

GROUP CENTRE

Group Centre comprises capital management activities, unallocated Group support costs and the cost associated with schemes such as the ELG scheme, the Deposit Guarantee Scheme (DGS) and the UK Financial Services Compensation Scheme (FSCS).

Group Centre: Income statement	Year ended 31 December 2013 €m	Restated(1) Year ended 31 December 2012 €m	Restated(1) Year ended 31 December 2011 €m
ELG fees	(129)	(388)	(449)
Other income	3	4	(7)

Net operating expense	(126)	(384)	(456)

Operating expenses	(184)	(148)	(122)
Impairment charge on available for sale (AFS) financial assets	—	(40)	—
Gain on sale of assets to NAMA	—	2	13

Underlying loss before tax	(310)	(570)	(565)

(1)
From 1 January 2013, the Group adopted IAS 19 Employee Benefits (Revised 2011) which resulted in an increase in the pension charge included in operating expenses of €3 million for the year ended 31 December 2012 and €6 million for the year ended 31 December 2011 (see note 62 to the Consolidated Financial Statements).

Year ended 31 December 2013 compared to the year ended 31 December 2012

Group Centre reported an underlying loss before tax of €310 million for the year ended 31 December 2013 compared to €570 million for the year ended 31 December 2012.

Net operating expense was a charge of €126 million for the year ended 31 December 2013 compared to a charge of €384 million for the previous year. The decreased charge of €258 million in the year is driven primarily by lower ELG fees of €129 million for the year ended 31 December 2013 compared to €388 million for the previous year. The ELG scheme was withdrawn for all new liabilities on 28 March 2013. The total liabilities covered by the ELG scheme is €5 billion at 31 December 2013 compared to €26 billion at 31 December 2012. Final maturity of the covered liabilities is expected to occur by December 2017, with c.80% of the covered liabilities of €5 billion expected to mature by 30 June 2015.

Operating expenses of €184 million for the year ended 31 December 2013 are €36 million higher than the previous year. The increase is due mainly to higher pension charges in 2013 coupled with higher regulatory related costs and a charge under the deposit guarantee scheme following the liquidation of IBRC.

An impairment charge on available for sale (AFS) financial assets of €40 million for the year ended 31 December 2012 related to the NAMA subordinated bonds following an assessment of NAMA's outlook for its long term performance at that time.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Year ended 31 December 2012 compared to the year ended 31 December 2011

Group Centre reported an underlying loss before tax of €570 million for the year ended 31 December 2012 compared to €565 million for the year ended 31 December 2011.

Net operating expense was a charge of €384 million for the year ended 31 December 2012 compared to a charge of €456 million for the previous year. The decreased charge of €72 million in the year is driven primarily by:

•
lower ELG fees of €388 million for the year ended 31 December 2012 compared to €449 million for the previous year, primarily due to a reduction in total liabilities covered by the ELG from €42 billion at 31 December 2011 to €26 billion at 31 December 2012, reflecting the withdrawal of Bank of Ireland (UK) plc and the Group's Isle of Man subsidiary from the scheme, the sale of non ELG covered deposits and the repayment of ELG covered wholesale funding;

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

Operating expenses of €148 million for the year ended 31 December 2012 were €26 million higher than the previous year. Operating expenses for 2012 included a charge of €30 million in respect of the UK Financial Services Compensation Scheme (FSCS). This charge related to a levy by the FSCS for costs incurred in respect of actions taken in 2008 to protect and / or compensate depositors in failing UK banks. The charge was allocated between current FSCS members, including Bank of Ireland (UK) plc, based on deposit volumes at dates on or before 31 December 2012.

Increases in other regulatory and compliance costs were partly offset by efficiencies achieved through investment in customer service and technology initiatives and the implementation of initiatives to consolidate, standardise and simplify the Group's operations.

During 2012 the Group and the trustees of the Bank of Ireland Staff Pensions Fund (BSPF) agreed to recover the 2011 and 2012 Irish pension levies from the relevant ROI members. Operating expenses in 2012 reflected the recovery of the 2011 pension levy.

An impairment charge on available for sale (AFS) financial assets of €40 million for the year ended 31 December 2012 related to the NAMA subordinated bonds following NAMA's updated outlook for its long term performance.

 BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

INCOME STATEMENT—OPERATING SEGMENTS

Year ended 31 December 2013	Net interest income €m	Insurance net premium income €m	Other income €m	Total operating income €m	Insurance contract liabilities and claims paid €m	Total operating income net of insurance claims €m	Operating expenses €m	Operating profit/(loss) before impairment charges on financial assets €m	Impairment charge on loans and advances to customers €m	Loss on deleveraging €m	Share of results of associates and joint ventures (after tax) €m	Loss on disposal/ liquidation of business activities €m	Profit/ (loss) before taxation €m
Retail Ireland	886	—	326	1,212	—	1,212	(791)	421	(1,109)	—	(9)	—	(697)
Bank of Ireland Life	48	1,064	551	1,663	(1,466)	197	(90)	107	—	—	—	—	107
Retail UK	572	—	3	575	—	575	(344)	231	(424)	—	40	—	(153)
Corporate and Treasury	617	—	174	791	—	791	(172)	619	(132)	—	—	—	487
Group Centre	(120)	9	(47)	(158)	32	(126)	(184)	(310)	—	—	—	—	(310)
Other reconciling items	1	—	(4)	(3)	—	(3)	—	(3)	—	—	—	—	(3)

Group—underlying(1)	2,004	1,073	1,003	4,080	(1,434)	2,646	(1,581)	1,065	(1,665)	—	31	—	(569)
Total non-core items
— Impact of changes to pension benefits in the Group sponsored defined benefit schemes	—	—	—	—	—	—	274	274	—	—	—	—	274
— Change arising on the movement in the Group's credit spreads	—	—	(118)	(118)	(36)	(154)	—	(154)	—	—	—	—	(154)
— Cost of restructuring programme	—	—	—	—	—	—	(90)	(90)	—	—	—	—	(90)
— Gross-up for policyholder tax in the Life business	—	—	26	26	—	26	—	26	—	—	—	—	26
— Loss on disposal/liquidation of business activities	—	—	—	—	—	—	—	—	—	—	—	(10)	(10)
— Loss on deleveraging of financial assets	—	—	—	—	—	—	—	—	—	(3)	—	—	(3)
— Gain on liability management exercises	—	—	4	4	—	4	—	4	—	—	—	—	4
— Investment return on treasury stock held for policyholders	—	—	(3)	(3)	—	(3)	—	(3)	—	—	—	—	(3)

Group total	2,004	1,073	912	3,989	(1,470)	2,519	(1,397)	1,122	(1,665)	(3)	31	(10)	(525)

(1)
Underlying performance excludes the impact of non-core items (see page 56).

 BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

INCOME STATEMENT—OPERATING SEGMENTS (continued)

								Operating profit/(loss) before impairment charges on financial assets €m
					Insurance contract liabilities and claims paid €m	Total operating income net of insurance claims €m			Impairment charge on loans and advances to customers €m	Impairment charge on available for sale assets €m	Gain/ (loss) on sale of assets to NAMA €m		Share of results of associates and joint ventures (after tax) €m	Loss on disposal/ liquidation of business activities €m
		Insurance net premium income €m													Profit/ (loss) before taxation €m
	Net interest income €m			Total operating income €m
Restated(1)			Other income €m				Operating expenses €m					Loss on deleveraging €m
Year ended 31 December 2012
Retail Ireland	674	—	304	978	—	978	(829)	149	(1,149)	—	5	—	6	—	(989)
Bank of Ireland Life	38	1,146	725	1,909	(1,720)	189	(93)	96	—	—	—	—	—	—	96
Retail UK	368	—	40	408	—	408	(384)	24	(422)	(1)	(9)	—	40	—	(368)
Corporate and Treasury	633	—	57	690	—	690	(184)	506	(153)	(4)	1	—	—	—	350
Group Centre	(347)	10	(89)	(426)	42	(384)	(148)	(532)	—	(40)	2	—	—	—	(570)
Other reconciling items(2)	1	—	(19)	(18)	—	(18)	—	(18)	—	—	—	—	—	—	(18)

Group—underlying(3)	1,367	1,156	1,018	3,541	(1,678)	1,863	(1,638)	225	(1,724)	(45)	(1)	—	46	—	(1,499)
Total non-core items
— Loss on deleveraging	—	—	—	—	—	—	—	—	—	—	—	(326)	—	—	(326)
— Charges arising on the movement in the Group's credit spreads(4),(5)	—	—	(250)	(250)	(47)	(297)	—	(297)	—	—	—	—	—	—	(297)
— Cost of restructuring programme	—	—	—	—	—	—	(150)	(150)	—	—	—	—	—	—	(150)
— Loss on disposal/liquidation of business activities	—	—	—	—	—	—	—	—	—	—	—	—	—	(69)	(69)
— Gain on Contingent Capital Note	79	—	—	79	—	79	—	79	—	—	—	—	—	—	79
— Gain on liability management exercises	—	—	69	69	—	69	—	69	—	—	—	—	—	—	69
— Gross-up for policyholder tax in the Life business	—	—	16	16	—	16	—	16	—	—	—	—	—	—	16
— Investment return on treasury stock held for policyholders	—	—	(1)	(1)	—	(1)	—	(1)	—	—	—	—	—	—	(1)

Group total	1,446	1,156	852	3,454	(1,725)	1,729	(1,788)	(59)	(1,724)	(45)	(1)	(326)	46	(69)	(2,178)

(1)
For the impact of restatements and reclassification of the comparative periods please see note 62 to the Consolidated Financial Statements on page 382.
(2)
This relates to certain inter-segment transactions which are reported as core income in the Corporate and Treasury division but eliminated from the Group's measure of underlying (loss)/profit before tax.
(3)
Underlying performance excludes the impact of non-core items (see page 56).
(4)
This relates to charges arising on the movement in credit spreads on the Group's own debt and deposits accounted for at fair value through profit and loss.
(5)
The analysis of the changes arising on the movement in the Group's credit spreads between Other income and Insurance contract liabilities and claims paid has been represented to enhance comparability with the year ended 31 December 2013, with no change to the total amount.

 BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

INCOME STATEMENT—OPERATING SEGMENTS (continued)

Year ended 31 December 2011	Net interest income €m	Insurance net premium income €m	Other income €m	Total operating income €m	Insurance contract liabilities and claims paid €m	Total operating income net of insurance claims €m	Operating expenses €m	Operating profit/(loss) before impairment charges on financial assets and gain on sale to NAMA €m	Impairment charge on loans and advances to customers €m	Impairment charge on available for sale assets €m	Impairment charge on assets held for sale to NAMA €m	Gain on sale of assets to NAMA €m	Loss on deleveraging €m	Share of results of associates and joint ventures (after tax) €m	Gain on disposal of business activities €m	Profit/ (loss) before taxation €m
Retail Ireland	857	—	284	1,141	—	1,141	(858)	283	(1,297)	—	(9)	1	—	(1)	—	(1,023)
Bank of Ireland Life	5	916	(66)	855	(728)	127	(102)	25	—	—	—	—	—	—	—	25
Retail UK	367	—	119	486	—	486	(383)	103	(435)	—	(26)	(5)	—	36	—	(327)
Corporate and Treasury	742	—	44	786	—	786	(188)	598	(207)	(21)	(9)	24	—	—	—	385
Group Centre	(420)	13	(16)	(423)	(33)	(456)	(122)	(578)	—	—	—	13	—	—	—	(565)
Other reconciling items	(9)	—	(22)	(31)	—	(31)	—	(31)	—	—	—	—	—	—	—	(31)

Group—underlying(1)	1,542	929	343	2,814	(761)	2,053	(1,653)	400	(1,939)	(21)	(44)	33	—	35	—	(1,536)
— Loss on deleveraging	—	—	—	—	—	—	—	—	—	—	—	—	(565)	—	—	(565)
— Gains arising on the movement in the Group's credit spreads(2)	—	—	45	45	11	56	—	56	—	—	—	—	—	—	—	56
— Cost of restructuring programmes	—	—	—	—	—	—	3	3	—	—	—	—	—	—	—	3
— Gain on disposal of business activities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	34	34
— Gain on liability management exercises	—	—	1,789	1,789	—	1,789	—	1,789	—	—	—	—	—	—	—	1,789
— Gross-up for policyholder tax in the Life business	—	—	10	10	—	10	—	10	—	—	—	—	—	—	—	10
— Investment return on treasury stock held for policyholders	—	—	2	2	—	2	—	2	—	—	—	—	—	—	—	2

Group total	1,542	929	2,189	4,660	(750)	3,910	(1,650)	2,260	(1,939)	(21)	(44)	33	(565)	35	34	(207)

(1)
Underlying performance excludes the impact of non-core items (see page 56).
(2)
This relates to charges arising on the movement in credit spreads on the Group's own debt and deposits accounted for at fair value through profit or loss.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

RISK MANAGEMENT REPORT

The information below in sections or paragraphs denoted as audited in sections 3.1, 3.2, 3.3, 3.4 and 4 and all the tables (except those denoted unaudited) in the Risk Management Report form an integral part of the audited financial statements as described in the Basis of preparation on page 222.

All other information in the Risk Management Report is additional disclosure and does not form an integral part of the audited financial statements.

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

Inherent risks arising from macroeconomic conditions in the Group's main markets, namely Ireland and the UK

The Group's businesses are subject to inherent risks arising from general and sector specific economic conditions in countries to which the Group has an exposure, particularly in Ireland and the UK.

Reduced growth prospects of Ireland's trading partners could set back recovery efforts in the Irish economy, possibly leading to a renewed rise in unemployment and a renewed downturn in the housing market, which could adversely impact the Group's results, financial condition and prospects.

Downward pressure on firms' profitability and household disposable incomes from unexpected fiscal measures, as well as the high level of private sector debt combined with the consequent deterioration in the business environment could depress demand for financial products and credit facilities and increase the Group's impaired loans and impairment provisions.

Deterioration in the credit quality of the Group's borrowers and counterparties, as well as increased difficulties in relation to the recoverability of loans and other amounts due from such borrowers and counterparties

Exposures originated and managed in Ireland and the UK represent the substantial majority of the Group's credit risk. The Group has exposures to Residential mortgages, SME and corporate customers in different sectors and investors in commercial property and residential property. Economic conditions may deteriorate in the Group's main markets, which may lead to, amongst other things, further declines in values of collateral (including residential and commercial property values) and investments, increases in unemployment levels, weak consumer and corporate spending, declining corporate profitability, declining equity markets and bond markets and a further increase in corporate insolvencies. This may give rise to further deterioration in the credit quality of Group's borrowers and counterparties and increased difficulties in relation to the recoverability of loans and other amounts due from such borrowers and counterparties, resulting in further significant increases in the Group's impaired loans and impairment provisions.

Renewed uncertainty in the global and eurozone economies could result in further downgrades and deterioration in the credit quality of the Group's Irish and eurozone sovereign and banking exposures.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Personal Insolvency Act 2012 and the Central Bank of Ireland measures to address mortgage arrears

The Irish Personal Insolvency Act 2012 (the 'Personal Insolvency Act') which became effective in 2013 provides for judicial and non-judicial resolution options for consumers deemed under the provisions of the Personal Insolvency Act to have unsustainable indebtedness levels. The Personal Insolvency Act amends existing bankruptcy provisions by reducing the timescale for discharge from bankruptcy from twelve years to three years. The Personal Insolvency Act also introduces several non-judicial resolution options to debt resolution as an alternative to bankruptcy.

There is a risk that customers behaviours may change regarding payment obligations which could have an adverse impact on the Group's results, financial condition, prospects and reputation.

The Central Bank of Ireland (CBI) announced a range of measures to address mortgage arrears, including the publication of performance targets for the main Irish banks (which include the Group) and changes to the Code of Conduct on Mortgage Arrears. The CBI will consider regulatory actions, including the imposition of additional capital requirements, for Irish banks that fail to meet its targets or which demonstrate poor resolution strategies or poor execution of their strategies.

The CBI has also set out its plans to require more rigorous provisioning for mortgage loans in arrears greater than 90 days which have not been subject to a sustainable solution. The cumulative impact of these measures could adversely impact the Group's results, financial conditions and prospects.

Further interventions may occur in the event that the regulatory or other State authorities deem these to be necessary. Any such interventions could have an adverse impact on the Group's financial results, conditions or prospects.

Risks associated with the banking system and the regulatory environment in the jurisdictions in which the Group carries out its principal activities, namely Ireland and the UK

Irish and UK Banking System

The exercise of powers under existing legislation, in particular the Credit Institutions (Stabilisation) Act 2010 ('Stabilisation Act') (the effective period of which has been extended to 31 December 2014) and the Central Bank and Credit Institutions (Resolution) Act 2011 ('Resolution Act'), the introduction of new government policies or the amendment of existing policies in Ireland or the UK (including supervision, regulation, capital levels and structure), or the introduction of new regulatory obligations by the Group's regulators, could have an adverse impact on the Group's results, financial condition and prospects.

Single Supervisory Mechanism (SSM)

The SSM is the mechanism through which the European Central Bank (ECB) will carry out key supervisory tasks for banks in EU member states participating in the European banking union from November 2014. The ECB will conduct a comprehensive assessment of large banks during 2014 in advance of assuming full responsibility for supervision as part of the SSM.

The assessment will consist of;

(i)
a supervisory risk assessment intended to address key risks in banks' balance sheets, including liquidity, leverage and funding;

(ii)
an asset quality review of all asset classes including non-performing loans, restructured loans and sovereign exposures, as at 31 December 2013; and

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

(iii)
a stress test building on and complementing the asset quality review by providing a forward-looking view of banks' shock-absorption capacity under stress.

Single Resolution Mechanism (SRM)

The European Institutions have agreed in principle to establish a SRM including a single resolution board and a single fund for the resolution of banks. The establishment of the SRM is designed to ensure the supervision and resolution are exercised at the same level for countries that share the supervision of banks within the SSM. The SRM will cover banks in all countries participating within the SSM. The single resolution fund will be financed by bank levies raised at national level. It is expected that the regulation establishing the SRM will be adopted by the European Institutions before 30 June 2014 and will come into force on 1 January 2015 with the BRRD.

Basel III

Basel III has been implemented into EU law via the Capital Requirements Regulation (CRR) and Capital Requirements Directive IV (CRD IV), both of which were published in June 2013. The rules came into effect on a phased basis commencing in January 2014. The estimated full impact of the published revised rules on the Group's capital ratio is material and this estimate has been publicly disclosed. The legislation requires the European Banking Authority (EBA) to prepare technical standards setting out requirements around the implementation of certain aspects of the legislation. There is some level of risk that the EBA's interpretation may affect the Group's capital and other ratios in the future.

The CRR liquidity requirements came into force on 1 January 2014. Under the CRR, the EBA has been allocated responsibility to determine additional technical standards relating to a wide range of liquidity related matters. Many of these new technical standards have not been published or finalised and their impact on the Group's regulatory liquidity requirements is uncertain. In addition, CRD IV which allows local regulators discretion with respect to certain liquidity requirements has not been yet passed into law by the Irish Government and thus the final impact of CRD IV on the Group's regulatory liquidity requirements is uncertain.

Solvency II

Solvency II is the new pan European regulatory framework for insurance companies. When implemented, it will transition the existing regulatory framework to a more risk based approach coupled with additional governance and disclosure requirements. It is expected that the new capital regime will apply from 1 January 2016. From 2014 onwards companies are expected to demonstrate their readiness for Solvency II through compliance with interim guidelines. As a risk based measure Solvency II is expected to increase New Ireland Assurance Company's plc (NIAC's) total level of free assets.

The Banking Recovery and Resolution Directive (BRRD)

Regulatory bodies in the UK and Ireland are introducing new measures in respect of loss absorbency and bail-in rules which may result in further significant changes in the regulatory framework for capital and debt instruments of credit institutions. The BRRD published by the European Commission remains in draft form but it is expected to be adopted by the European Institutions by 30 June 2014 and transposed into national law by 1 January 2015. It envisages certain powers similar to those granted by the Credit Institutions (Stabilisation) Act 2010 and the Credit Institutions (Resolution) Act 2011 and provides for a potential 'bail-in' of certain senior unsecured debt and corporate deposits in the circumstances of a bank resolution from 1 January 2016. EU regulatory authorities (including the Central Bank of Ireland (the

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Central Bank)) have taken an interim step, pending finalisation of this Directive, and the Group has submitted a Recovery Plan, as required, by 31 December 2013. The impact of the Directive on the Group is as yet unclear pending finalisation of the measures and subsequent EBA publications.

Regulatory obligations

The Group is subject to extensive regulation and oversight. Regulatory obligations including licence conditions have increased and continue to increase and the number of regulatory sanctions and fines are increasing globally. Where breaches occur, a sanction or fine requiring public disclosure may be imposed by a regulator, which could adversely impact market sentiment and consequently adversely impact Group results, financial conditions, prospects and reputation.

The impact of the proposed EU banking union is not yet clear. It is envisaged that the ECB will discharge a direct supervisory role with respect to certain eurozone banks, including the Group, with the right to scrutinise other banks in the eurozone area. Were the ECB to increase the level of regulatory obligations and/or impose more stringent sanctions and fines, this could adversely impact the Group's results, financial conditions and prospects.

Balance Sheet Assessment

The CBI conducted a Balance Sheet Assessment (BSA) as at 30 June 2013 of a number of Irish banks, including Bank of Ireland. The BSA consisted of an assessment by the CBI of risk classification and provisions against the CBI's May 2013 Impairment Guidelines, namely an Asset Quality Review (AQR) and a review of the appropriateness of risk weighted assets (RWA).

The CBI confirmed that Bank of Ireland had adequate capital as at 30 June 2013 to meet the requirements determined under the BSA. Consequently Bank of Ireland was not required to raise additional capital as a result of the BSA.

The BSA represents a review under the CBI's Supervisory Review and Evaluation Process (SREP) and Full Risk Assessment (FRA) and, as such, the result may be considered by the CBI in determining the Pillar II capital requirements of the Bank. The CBI has noted that it is the intention that the BSA output will be utilised by the European Central Bank in the forthcoming Single Supervisory Mechanism assessment but it is not yet confirmed whether this will be the case.

UK reform measures

Bank of Ireland (UK) plc is the Group's licensed banking subsidiary in the UK. It comprises the Group's financial services relationship with the UK Post Office, its branch business in Northern Ireland, certain assets from its former intermediary sourced mortgage business, and parts of its UK business banking operations. Bank of Ireland (UK) plc is authorised by the Prudential Regulation Authority and regulated by both the Prudential Regulation Authority and the Financial Conduct Authority. Bank of Ireland (UK) plc could be subject to future structural and non-structural reforms currently under consideration by the UK government to promote financial stability and competition and to protect UK retail depositors. Further, Bank of Ireland (UK) plc could be subject to special resolution regime powers under the UK Banking Act 2009.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Banking inquiry

The Irish Government previously commissioned and received three preliminary reports into the factors which contributed to the Irish banking crisis, including one report from the Statutory Commission of Investigation (under the Commissions of Investigation Act, 2004).

In addition, the Irish Government has brought forward legislation to provide a statutory framework for enquiries by the Oireachtas (Houses of the Oireachtas (Inquiries Privileges and Procedures) Act 2013). Under this legislation, the Irish Government is expected to hold an inquiry into the banking crisis.

The scope of any further inquiry (which may include findings of the Statutory Commission of Investigation, including the possibility of public hearings under the Commissions of Investigation Act, 2004) pursuant to the above legislation or otherwise, its costs and potential implications for the Group are currently unknown.

EU restructuring plan

On 20 December 2011, the European Commission approved the revised EU restructuring plan prepared by the Group for the period to 31 December 2015. The revised EU restructuring plan approved on 20 December 2011 included additional deleveraging of assets, extension of the period in which to divest NIAC by twelve months, together with the deferral of the market opening measures by twelve months and the expansion and extension of other behavioural measures already agreed in the previous EU restructuring plan for the Group for the period to 31 December 2014 which was approved by the European Commission on 15 July 2010.

On 9 July 2013, the European Commission gave approval under the State aid rules to amend the Group's revised EU restructuring plan, which permitted the retention of NIAC but required a range of substitution measures including the exit from the Group's Great Britain based business and corporate banking activities, the exit from the origination of new mortgages through the intermediary channel in Ireland and the expansion and extension of other behavioural measures already agreed in the previous EU restructuring plans for the Group.

While the Group has met all of its obligations due under the restructuring plan, it has certain continuing obligations. If the Group fails to comply with commitments contained in the EU Restructuring Plan or if the Group materially deviates from the EU Restructuring Plan or needs additional State aid not foreseen in the Commission's decision approving the EU Restructuring Plan, the Commission may reopen the State aid control procedure and/or open a new procedure and reassess the aid measures in their entirety, which may result in an adverse outcome for the Group.

Other

The Government through the NPRFC and through the Relationship Framework could exert a significant level of influence over the Group. The National Pensions Reserve Fund Commission (NPRFC) could exercise its voting rights in respect of the ordinary stock in a manner which is not aligned with the interests of the Group or its other stockholders. As previously disclosed, the Group has also given certain undertakings to the Minister for Finance (the 'Undertakings') in respect of its lending, corporate governance and remuneration. Actions on foot of the NPRFC holding of ordinary stock and the Undertakings could require the Group to implement operational policies that could adversely affect the Group's results, financial condition and prospects.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Downgrades to the Irish sovereign or the Group's credit ratings or outlook

The Irish sovereign credit ratings and outlook are set out on page 138. Downgrades of the sovereign may hinder normal market funding for the State and may impair the Group's access to private sector funding, trigger additional collateral requirements and weaken the financial position of the Group. Downgrades could also adversely impact potential funding from Irish Government bonds used as collateral for the purposes of accessing the liquidity provision operations offered by Monetary Authorities, or secured borrowing from wholesale markets as well as the value of Irish Government bonds held by the Group's life assurance business to meet its liabilities.

The Group's credit ratings and outlook are set out on page 138. Downgrades in the credit ratings of the Group could have a negative impact on the volume and pricing of its private sector funding and its financial position, restrict the Group's access to the capital and funding markets, trigger material collateral requirements or associated obligations in other secured funding arrangements or derivative contracts, make ineligible or lower the liquidity value of pledged securities and weaken the Group's competitive position in certain markets.

Concern regarding European sovereign debt

Concerns regarding European sovereign debt, represented by sovereign credit spreads, diminished significantly in 2013. However, international debt markets could be impacted by renewed concerns on the level of fiscal deficits, an increased requirement for support of the banking system, evolving sovereign debt levels of EU member states, speculation about the stability of the eurozone including the potential for a country exiting the system and the potential impact of these factors on the individual EU member state economies.

A material and unexpected escalation of market concern towards Ireland could lead to speculation or further concern about the applicability of policy choices that might be applied to resolve those concerns which could ultimately have an adverse impact on the Group's results, financial condition or prospects.

There is no certainty that the new, tighter budgetary rules to enforce economic discipline and deepen economic integration outlined in the Fiscal Stability Treaty, or any mechanisms available or to be made available within the eurozone, will ensure stability in financial markets.

Lack of liquidity to fund the Group's business activities

The Group relies on customer deposits to fund a considerable portion of its loan portfolio.

Loss of customer confidence in the Group's business or in banking businesses generally, among other things, could result in unexpectedly high levels of customer deposit withdrawals, which could have a material adverse effect on the Group's results, financial condition and prospects. Liquidity risk can be heightened by an over-reliance on a particular kind of funding and may be exacerbated by any restrictions on the flow of liquidity between jurisdictions and legal entities.

The Group sources funding from Monetary Authorities and any disruption to access could increase the Group's funding and liquidity risks. The CBI prescribes regulatory liquidity ratios for Irish domestic financial institutions. Compliance with these ratios can be adversely impacted by a range of factors, including the stability of customer deposits, the split between unsecured and secured funding, the mix of liquidity facilities provided by Monetary Authorities and the concentration of wholesale funding maturity. Failure to comply with these ratios could result in regulatory sanctions and adversely impact the Group's reputation and prospects.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Furthermore the Group will be required to comply with the obligations of the European Commission's formal proposals for implementing Basel III, including new liquidity ratios (the Liquidity Coverage Ratio and the Net Stable Funding Ratio), which are expected to be phased in as regulatory requirements between 2015 and 2018.

The Advanced Monitoring Framework which replaced the Liquidity Assessment Review requirements from September 2012 sets out certain requirements for the Group. The Group, under the Advanced Monitoring Framework, is currently reporting its progress towards achievement of compliance by the proposed implementation dates with requirements for the Liquidity Coverage Ratio and the Net Stable Funding Ratio to the CBI. A failure to demonstrate such progress may lead to regulatory sanction.

Capital adequacy and its effective management, which is critical to the Group's ability to operate its businesses and to pursue its strategy

The Group's business and financial condition would be affected if the Group was insufficiently capitalised. This could be caused by a materially worse than expected financial performance (including, for example, reductions in earnings as a result of impairment charges, an unexpected change in interest rates and unexpected increases in risk weighted assets).

The minimum regulatory requirements imposed on the Group, the manner in which the existing regulatory capital is calculated, the instruments that qualify as regulatory capital and the capital tier to which those instruments are allocated, are the subject of extensive analysis and debate in the media and by regulatory authorities and could be subject to change in the future. A number of regulatory initiatives have recently been proposed or enacted which have the potential to impact the Group's capital requirements. These initiatives include Capital Requirements Directives (CRD II, III and IV), Basel III and Solvency II and the transfer of supervisory powers to the Single Supervisory Mechanism (SSM) in 2014.

The CBI has confirmed to the Group that, in line with the 31 October 2013, communication published by the EBA on its website and following their sale to private investors, it will recognise the 2009 Preference Stock for grandfathering purposes as CET1 capital under Article 483 of the Capital Requirements Regulation from 1 January 2014.

The Group announced on 4 December 2013, that save in certain circumstances (including changes in the regulatory capital treatment of the 2009 Preference Stock or taxation events) it does not intend to redeem the 2009 Preference Stock prior to 1 January 2016. The Group has advised the CBI that it is not the Group's intention to recognise the 2009 Preference Stock as CET1 capital after July 2016, unless the de-recognition of the 2009 Preference Stock would mean that an adequate capital buffer can not be maintained above applicable regulatory requirements. It is noted that in any event the 2009 Preference Stock would no longer qualify as CET1 capital under Article 483 of the Capital Requirements Regulation after 31 December 2017.

If the grandfathering requirements or the definition of CET1 capital are subsequently amended or if new qualification requirements are introduced, or if the CBI, SSM or similar authority otherwise applies a different approach to their determination of what constitutes CET1 capital, there is no guarantee that the 2009 Preference Stock will continue to qualify or be recognised as CET1 capital and this could adversely affect the Group's ability to meet its regulatory capital obligations and could adversely affect the Group's results, financial conditions and prospects. In addition, the Group may be required or may consider it necessary to take appropriate actions to address such matters, such as the redemption of the 2009 Preference Stock.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The Group could be subject to increased capital requirements following the results of asset quality reviews or other stress tests overseen by regulatory and/or other authorities.

It is expected that relevant European banks (including the Group), under the SSM will be subject to a comprehensive assessment (SSM CA) during 2014. The SSM CA will include a balance sheet and risk assessment and is expected to encompass the EBA and EU-wide stress test. The CBI has noted the intention that the significant reviews and outputs of the CBI's balance sheet assessment will be utilised in the SSM CA, although it cannot be confirmed that this will be the case.

The outcome of the CBI balance sheet and/or any subsequent SSM CA may adversely impact the Group's financial results, capital and/or liquidity requirements. The Group may be required or may consider it necessary to take appropriate actions to address matters arising from these assessments.

Failure in the Group's processes, operational systems, technology or infrastructure, or those of third parties

The Group is exposed to operational risk as a direct and indirect consequence of its normal business activities; arising in the day-to-day execution of business processes, the functioning and resilience of its technologies and the risk of information leakage, loss or theft in the various activities performed by its employees, contractors and by third party suppliers on its behalf.

Operational risks may materialise as a result of a broad range of factors, including inadequate or failed internal or customer facing processes (including financial reporting, risk monitoring processes and controlled deficiencies), information technology or equipment failures, the malfunction of external systems and controls (including those of the Group's suppliers or counterparties), or from people-related or external events, such as cyber-crime and fraud or from natural disasters and social or political events.

The Group faces various risks associated with operational disruption, breakdown or constraints, including in the capacity of third party suppliers, that are integral to the provision of its products and services. If one or more of these risks were to materialise, the confidentiality, integrity and availability of the Group's computer systems and networks may be compromised, or otherwise cause interruptions or malfunctions in the Group's, as well as its clients' or third parties', operations.

As part of its day-to-day operations, the Group processes a large volume of transactions, some of which are highly complex, across a diverse range of products and services, in various markets and currencies and subject to several legal and regulatory regimes. The Group faces the risk that due to errors, control failures or criminal acts, the Group's execution and provision of these transactions and services may be negatively impacted.

The Group is required to implement and adhere to a significant body of existing and new regulatory and legal requirements. The implementation of these requirements and the ongoing adherence to their associated obligations, pose various risks, including the potential for non-compliance and direct operational impacts on existing processes and systems and on the continuity of services provided to customers.

The occurrence of one or more of the above, or any weakness in the Group's internal control structures and procedures, could lead to a material adverse impact on the Group's results, financial condition and prospects, as well as reputational damage which could exacerbate such adverse impact, and could give rise to regulatory penalties.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Potential further contributions to the Group sponsored defined benefit pension schemes if the value of pension fund assets is not sufficient to cover potential obligations and/or the impact of new Basel III/CRD IV capital rules.

The Group sponsored defined benefit pension funds are subject to market fluctuations and changes in the value of underlying assets, as well as to interest rate risk, mortality risk and changes to actuarial assumptions. These fluctuations could impact on the value of the schemes' asset portfolios and result in returns on the pension funds being less than expected and/or result in there being a greater than expected increase in the estimated value of the schemes' liabilities.

Due to adverse market conditions impacting the value of liabilities, deficits still exist in the majority of the Group's Defined Benefit schemes. As the pension funds continue to be subject to market fluctuations, interest rate and inflation risks, a level of volatility associated with pension funding also remains.

Legislative changes were made to the Irish Pensions Act (1990) in June 2012 introducing a revised statutory funding standard for Republic of Ireland schemes. The introduction of these new requirements could have an adverse impact on the Group's financial condition and prospects due to the introduction of additional Risk Reserve requirements from 1 January 2016.

The impact of material volatility could be exacerbated under the new Basel III/CRD IV capital rules under which defined benefit pension deficits will be a deduction from capital ratios over time.

Market risks such as changes in interest rates, interest rate spreads (or bases) and foreign exchange rates

A range of market risks are inherent to the Group's business including, inter alia, the interest rate risks that rise from the presence of non-interest related assets and liabilities on the balance sheet, the exposure of Group earnings to basis risk and the exposure of the Group's net worth and its principal capital ratios to exchange rate movements. Whist the Group engages in a range of hedging strategies, the Group remains potentially exposed to adverse movements in interest rates, interest rate bases (the differential between variable interest rates), cross currency basis (primarily the cost of borrowing in euro to fund assets in sterling) and exchange rates. The persistence of exceptionally low interest rates for an extended period into the future or a material reduction in current interest rates could adversely affect the Group's financial condition and prospects through, among other things, the compression of net interest margin, the low absolute level of yields at which certain liabilities are invested together with the rate at which pension liabilities are discounted.

Fundamental changes are underway in derivatives markets, in particular the mandatory clearing of most forms of interest rate swap and other standardised derivatives. The Group will access clearing through a number of appointed clearing brokers. The move to clearing brings with it concentration risks for many banks, including the Group, arising from the fact that access to clearing through central exchanges will be controlled by a relatively small number of counterparties. This compares with the bilateral over-the-counter (OTC) markets where no such concentration exists. The deterioration in the credit standing of the Group or credit appetite of one or more clearing brokers could impact on the Group's ability to execute new, or to clear existing derivatives.

The availability of skilled management and the continued services of key members of its management team, both at its head office and at each of its business units

Failure by the Group to staff its operations appropriately, or the loss or one or more key senior executives and failure to replace them in a satisfactory and timely manner may have a material adverse impact on the Group's results, financial condition and prospects.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

In addition, if the Group fails to attract and appropriately train, motivate and retain highly skilled and qualified people, or if it was to be impacted by industrial unrest, its businesses may also be negatively impacted.

The Group is subject to ongoing restrictions on remuneration arising from the implementation of Irish legislation, agreements with the Irish Government associated with the recapitalisation of the Bank Group and the EBA remuneration guidelines. Restrictions imposed on remuneration by Government, tax or regulatory authorities, the CRD III and IV or other factors outside the Group's control in relation to the retention and recruitment of key executives and highly skilled and qualified people may also adversely impact on the Group's ability to attract and retain such staff.

Adverse changes to tax rates, legislation and practice in the various jurisdictions in which the Group operates

In accordance with applicable accounting rules, the Group has recognised deferred tax assets on losses available to relieve future profits to the extent that it is probable that such losses will be utilised. Failure to demonstrate convincing evidence of the availability of future taxable profits, or changes in tax legislation or government policy may reduce the recoverable amount of the deferred tax assets currently recognised in the financial statements, and result in a material adverse impact on the Group's results, financial condition and prospects.

The taxation charge accounts for amounts due to fiscal authorities in the various territories in which the Group operates and includes estimates based on a judgement of the application of law and practice in certain cases to determine the quantification of any liabilities arising. In arriving at such estimates, management assesses the relative merits and risks of tax treatments assumed, taking into account statutory, judicial and regulatory guidance and, where appropriate, external advice. There is a risk that the final taxation outcome could be different to the amounts currently recorded.

Other changes in tax rates, legislation and practice could also adversely impact the results, financial condition, prospects and reputation of the Group.

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

Reputation risk is inherent in the Group's business

Reputation risk is inherent in the Group's business. Negative public or industry opinion can result from the actual or perceived manner in which the Group conducts its business, actual or perceived practices in the banking industry or from issues arising in the external environment. Such activities could, potentially, include necessary commercial decisions that impact on customers, the availability of credit, the treatment of customers in difficulties, the occurrence of cybercrime or other fraudulent activity, allegations of overcharging and mis-selling or mispricing of financial products, non-compliance with legal or regulatory requirements, including obligations associated with money laundering, inadequate or failed internal processes or systems or issues arising from human error or remuneration practices.

Negative publicity may adversely impact the Group's ability to have a positive relationship with key stakeholders, including regulatory authorities, and/or to keep and attract customers, the loss of which may adversely impact the Group's business, financial condition and prospects.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

2  RISK MANAGEMENT FRAMEWORK

The Group follows an integrated approach to risk management to ensure that all material classes of risk are taken into consideration and that the Group's overall business strategy practices are aligned with its risk and capital management strategies. This integrated approach is set out in the Group Risk Framework, which is approved by the Court of Directors (the Court). It identifies the Group's formal governance process around risk, the framework for setting risk appetite and the approach to risk identification, assessment, measurement, management and reporting.

2.1  Risk identity, appetite and strategy

The Group's risk identity, appetite and strategy are set by the Court.

Risk identity

The Group's risk identity is to be the leading Irish retail, commercial and corporate bank committed to long-term relationships with its customers. The Group's core franchise is in Ireland with income and risk diversification through a meaningful presence in the UK and selected international activities where the Group has proven competencies. The Group will pursue an appropriate return for the risks taken and on capital deployed while operating within prudent Court-approved risk parameters to have and maintain a robust, standalone financial position.

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

The risk appetite statement (RAS) includes specific credit limits on sectoral and single name exposures among other qualitative and quantitative risk parameters and it also provides for the implementation of a hierarchy of sectoral credit limits. The RAS is set and approved by the Court. It is reviewed at least annually in light of changing business and economic conditions.

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

2.2  Risk governance

Risk in the Group is controlled within the Risk Governance Framework which incorporates both the Court, risk committees appointed by the Court (e.g. Court Risk Committee, Group Audit Committee), and also the Group Risk Policy Committee and its appointed committees (e.g. Group Credit Committee, Asset & Liability Committee etc.).

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

Third line of defence:    Group Internal Audit (incorporating Group Credit Review) provides independent, reasonable, risk based assurance to key internal (Court, Group and subsidiary audit committees, senior management, staff) and external (regulators, external auditors, customers) stakeholders on the effectiveness and sustainability of the Group's internal control environment and culture. Group Internal Audit carries out a range of risk based assignments on an annual basis across all key Group businesses and functions (including outsourcing providers) with ratings assigned as appropriate. Findings are communicated to senior management with timely remediation plans agreed and progress monitored.

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

•
The Court, comprising the Governor, 11 non-executive Directors and 2 Executive Directors, is responsible for approving high level policy and strategic direction in relation to the nature and scale of risk that the Group is prepared to assume to achieve its strategic objectives. It approves the Group Risk Framework which identifies the Group's formal governance process around risk and the approach to risk identification, analysis, measurement, management and reporting. It regularly reviews reports on the size and composition of key risks facing the Group as well as the minutes of direct committees. The Court approves the Group's Risk Appetite Statement (incorporating risk identity and high level risk limits and targets), thereby defining the amount and nature of risk the Group is prepared to accept in pursuit of its financial objectives, and forming a boundary condition to strategy. It has reserved authority to review and approve a number of key risk policies. The Court also approves the Group Internal Capital Adequacy Assessment Process (ICAAP) report which is a key process for the Group and facilitates the Court and senior management in adequately identifying, measuring and monitoring the Group's risks and ensures that the Group holds adequate capital to support its risk profile.

•
The Court Risk Committee (CRC) comprises non-executive Directors and its primary responsibilities are to make recommendations to the Court on risk issues where the Court has reserved authority, to maintain oversight of the Group's risk profile, including adherence to Group risk principles, policies and standards, and to approve material risk policies within delegated discretion. It also ensures risks are properly identified and assessed, that risks are properly controlled and managed and that strategy is informed by and aligned with the Group's risk appetite. The committee met ten times during 2013.

•
The Group Audit Committee (GAC) comprises non-executive Directors. In close liaison with the CRC, it reviews the appropriateness and completeness of the system of internal control, reviews the manner and framework in which management ensures and monitors the adequacy of the nature, extent and effectiveness of internal control systems, including accounting control systems, and thereby maintains an

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

  effective system of internal control. It assists the Court in meeting obligations under relevant Stock Exchange Listing Rules, and under applicable laws and regulations, including the Sarbanes Oxley Act, as well as other regulatory requirements, (e.g. Pillar III Disclosures), and monitors the integrity of the financial statements. The committee met eight times during 2013.

•
The Group Risk Policy Committee (GRPC) is the most senior management risk committee and reports to the CRC. It is chaired by the Chief Credit & Market Risk Officer (CCMRO) and its membership comprises members of the Group executive team and Group wide divisional and control function executives. It met twenty-five times during 2013. The GRPC is responsible for managing all risk types across the Group, including monitoring and reviewing the Group's risk profile and compliance with risk appetite and other approved policy limits, approving risk policies and actions within discretion delegated from the CRC. The GRPC reviews and makes recommendations on all risk matters where the Court and the CRC has reserved authority. The CRC oversees the decisions of the GRPC through a review of the GRPC minutes. The GRPC delegates specific responsibility for oversight of the major classes of risk (including credit, market, liquidity, operational, regulatory and tax) to committees that are accountable to it. The relevant committees are set out in the following diagram.

(1)
Risk-adjusted returns (RAR).

(2)
The committee ceased meeting in 2013 as circumstances no longer warranted its invocation.

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Risk Owners are responsible for ensuring that:

•
a policy or a process is in place for the risks assigned to them;

•
exposure to the risk is correctly identified, assessed according to the Group's materiality criteria, and reported; and

•
identified risk events are appropriately managed or escalated.

There are two key functions in the Group responsible for managing different aspects of risk—the Credit & Market Risk function and Group Governance Risk function:

•
Credit & Market Risk is responsible for the independent oversight and underwriting of credit risk and the monitoring of market risk within the Group as well as for the centralised management of certain challenged portfolios. It assists the Court in the setting of risk appetite for the Group and the formulation of credit and market risk policies. It is also responsible for over sight of risk models and for integrated risk reporting within the Group; and

•
Group Governance Risk is responsible for the management of regulatory compliance and operational risk, Group Legal Services and the Group Secretariat.

In addition a number of other Group functions have responsibility for the Group's other key risk types, namely Group Treasury (Liquidity risk), Group Communications (Reputation risk) and Group Finance (Pension risk). Business & Strategic Risk is managed by the relevant Divisional Chief Executive Officers, Group Strategy Development and Group Finance, and Life Insurance risk is managed within NIAC, an independent regulated subsidiary with its own independent board.

2.3  Risk identification, measurement and reporting

Risk identification

Risks facing the Group are identified and assessed annually through the Group's Risk Identification Process.

Arising out of the Risk Identification Process, the identified risks are aggregated and ten key risk categories identified which could have a material impact on its earnings, capital adequacy and on its ability to trade in the future. These ten key risk categories form the basis on which risk is managed and reported in the Group.

A risk owner is assigned to each key risk category and appropriate policies and/or processes put in place and a formalised measurement and management process defined and implemented.

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

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

Pension risk is the risk that the assets in the Group's sponsored defined benefit pension schemes are inadequate or fail to generate returns that are sufficient to meet the schemes' liabilities.

Regulatory risk is the risk of failure to meet new or existing regulatory and/or legislative requirements and deadlines or to embed requirements into processes. It also includes the risk to the Group's capital, liquidity and profitability from the impact of future legislative and regulatory changes.

Reputation risk is the risk to earnings or franchise value arising from an adverse perception of the Group's image on the part of customers, suppliers, counterparties, shareholders, investors, staff, legislators or regulators.

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

Risk measurement

The ten identified key risk categories are actively analysed and measured in line with the formalised policies and management processes in place for each risk category.

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Additionally, the Group's calculation of Economic Capital takes into consideration the extent to which credit concentration risk exists in respect of single name, sector and geography.

At Group level, common measures and approaches for risk aggregation and measurement have also been adopted, in order to inform operational and strategic plans and to steer the business within the boundaries of its risk appetite. These include one-year or multi-year forecasting/stress testing and a capital allocation framework which incorporates economic capital modelling and risk adjusted return analysis.

The Group uses a suite of risk measurement models and systems to support decision-making processes at transaction and portfolio levels, e.g. approving a loan facility to a borrower.

The common measure of return on risk used by the Group is Risk Adjusted Return on Capital (RAROC). RAROC provides a uniform measure of performance that the Group utilises to analyse the economic profitability of businesses with different sources of risk and different capital requirements.

Forecasting and stress testing (including reverse stress testing) are risk management tools used by the Group to inform potential risk outcomes under different scenarios and mitigating actions.

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

The Group also performs other scenario analyses and stress tests to measure exposure to liquidity risk, operational risk and market risk to inform management and limit setting of individual risks.

Risk reporting

The key risk types identified under the Group's risk identification process are assessed and their status is reported quarterly by the CCMRO in the Court Risk Report which is reviewed by the GRPC, the CRC and the Court. The content of the report includes an analysis of and commentary on all key risk types as set out on pages 89 and 90. It also addresses governance and control issues and compliance with risk appetite. Regular updates on emerging risks, risk surveys and relevant international economic or monetary reports are also considered. In addition, the GRPC and the Court consider more frequent formal updates on the key areas of credit and liquidity risk and capital management. The reports also provide data on the external economic environment and management's view of the implications of this environment on the Group's risk profile. The Court Risk Report forms the top of a reporting hierarchy with more detailed risk information being considered by divisional level management.

The CRC also receives risk information through its review of the GRPC minutes and through investigations carried out into specific risk matters.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

3  MANAGEMENT OF KEY GROUP RISKS

3.1  Credit risk

Key points: (unaudited)

•
The Irish economy has begun to recover, while recovery in the UK economy continued through 2013.

•
While defaulted and forborne loans remain elevated, the volume of defaulted loans reduced for the first time in a number of years, with defaulted loans totalling €17.1 billion at 31 December 2013 as compared to €17.7 billion at 31 December 2012 and €18.3 billion at 30 June 2013.

•
Values in a number of segments of the commercial property market increased in both Rol and the UK in 2013, representing the first annual increase in Rol commercial property values since 2007. Residential property prices increased in Rol in 2013, with Dublin residential property prices recovering and property prices outside of Dublin stabilising. Residential property prices also increased in the UK in 2013.

•
Total loans and advances to customers (before impairment provisions) reduced from €100 billion at 31 December 2012 to €93 billion at 31 December 2013.

•
Provision coverage on defaulted loans was 48% at 31 December 2013 compared to 43% at 31 December 2012.

•
The pace of arrears formation in the Retail Ireland Residential mortgage book has reduced significantly in the Owner occupied segment, with a slowdown in Buy to let, reflecting improving economic conditions and the Group's ongoing strategy to assist customers in financial difficulty with sustainable mortgage restructure and resolution strategies.

•
Effective workout structures comprising our Mortgage Arrears Resolution Strategies (MARS) and Challenged Assets Group (CAG) continued the alignment of significant specialist resources to the management of challenged assets.

•
A Real Estate Advisory Unit (REAU) staffed by property professionals has been established within CAG to support the continued development and execution of recovery strategies in the Property and construction portfolio.

•
Total impairment charges on loans and advances to customers of €1,665 million (31 December 2012: €1,724 million) reflects the Group's response to the observations set out in the Central Bank of Ireland (CBI) Asset Quality Review and the implementation of the revised CBI 'Impairment Provisioning and Disclosures Guidelines' (dated 31 May 2013).

3.1.1    Definition of Credit Risk (audited)

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

that extent as most consumer related commitments can be cancelled by the Group and non-consumer related commitments are entered into subject to the customer continuing to achieve specific credit standards.

The Group is also exposed to credit risk from its derivatives, available for sale financial assets, other financial assets and from its reinsurance activities in NIAC.

Country risk

The Group is exposed to country risk. Exposures are managed in line with approved policy and country maximum exposure limits.

Country risk is governed by the Group Country Risk Policy which is approved by the Court. Limits are set and monitored for countries and for sovereign obligors in accordance with this policy. Further information is set out below.

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

Large exposures

The Group's Risk Appetite Statement and regulatory guidelines set out maximum exposure limits to a customer or a group of connected customers. The limits and regulatory guidelines cover both bank and non-bank counterparties.

The Group's Risk Appetite Statement specifies a range of exposure limits for credit concentration risk. The Group also monitors single customer exposure against regulatory guidelines.

At 31 December 2013, the Group's top 50 non-bank potential exposures (including off balance sheet and undrawn exposures) amounted to €7.1 billion (31 December 2012: €7.1 billion).

Credit related commitments

The Group manages credit related commitments that are not reflected as loans and advances on the balance sheet on the same basis as loans for credit approval and management purposes.

These include:

•
guarantees and standby letters of credit;

•
performance or similar bonds and guarantees;

•
documentary and commercial letters of credit;

•
commitments; and

•
letters of offer.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Further information on the Group's exposures is set out in note 45 to the Consolidated Financial Statements.

3.1.2    Credit risk management (audited)

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

Credit policy

The core values and principles governing the provision of credit are contained in Group Credit Policy which is approved by the Court. Individual business unit credit policies define in greater detail the credit approach appropriate to the units concerned. These policies are aligned with the Group's Risk Appetite Statement and applicable credit limits, the lessons learned from the Group's recent loss history, the markets in which the business units operate and the products which they provide. In a number of cases business unit policies are supplemented by sectoral/product credit policies.

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

3.1.3    Credit risk measurement (audited)

All credit transactions are assessed at origination for credit quality and the borrower is assigned a credit grade based on a predefined credit rating scale. The risk, and consequently the credit grade, is reassessed

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

periodically. The use of internal credit rating models and scoring tools, which measure the degree of risk inherent in lending to specific counterparties, is central to the credit risk assessment and ongoing management processes within the Group. Details of these internal credit rating models are outlined in section on Credit Risk Methodologies on page 122.

Loan loss provisioning

Through its ongoing credit review processes, the Group seeks early identification of deteriorating loans with a view to taking corrective action to prevent the loan becoming impaired. Typically, loans that are at risk of impairment are managed by dedicated specialist units/debt collection teams focused on working out loans.

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

Under delegated authority from the Court, the Group's provisioning methodology is approved by the GRPC on a half yearly basis, details of which are set out in Credit Risk Methodologies on page 122.

The quantum of the Group's impairment charge, impaired loan balances and provisions is also reviewed by the GRPC half yearly, in advance of providing a recommendation to the GAC.

An analysis of the Group's impairment provisions at 31 December 2013 is set out in note 29 to the Consolidated Financial Statements.

3.1.4    Credit risk mitigation (audited)

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

Controls and limits

The Group imposes credit risk control limits and guide points to mitigate significant concentration risk. These limits and guide points are informed by the Group's Risk Appetite Statement which is approved annually by the Court.

The Court approves country maximum exposure limits based on the Group's country risk rating models which are supported by external ratings.

Maximum exposure limits for exposures to banks are also approved by the GRPC for each rating category based on credit risk modelling techniques combined with expert judgement.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

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

The Group's requirements around completion, valuation and management requirements for collateral are set out in appropriate Group or business unit policies and procedures. The extent to which collateral and other credit enhancements mitigate credit risk in respect of the Group's Residential mortgage portfolio is set out in tables 3c on pages 405, 406 and 424.

Counterparty credit risk arising from derivatives

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

3.1.5    Credit risk reporting/monitoring (audited)

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

reviewed by the GRPC on a monthly basis. The Group allocates significant resources to ensure ongoing monitoring and compliance with approved risk limits.

The PRC considers and recommends to the GRPC, on a quarterly basis, credit concentration reports which track changes in sectoral and single name concentrations measured under agreed parameters. Credit risk including compliance with key credit risk limits is reported monthly in the Court Risk Report. Statistics on credit policy exceptions are also included on a quarterly basis. This report is presented to and discussed by the GRPC, the CRC and the Court.

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

3.1.6    Management of challenged assets (audited)

A range of initiatives are in place on an ongoing basis to deal with the effects of the deterioration in the credit environment and decline in asset quality in recent years including;

•
enhanced collections and recoveries processes;

•
expansion of specialist work-out teams to ensure early intervention in vulnerable cases;

•
intensive review cycles for 'at risk' exposures and the management of excess positions;

•
support from central teams in managing 'at risk' portfolios at a business unit level;

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

Group forbearance strategies

Forbearance occurs when a borrower is granted a temporary or permanent concession or agreed change to a loan ('forbearance measure') for reasons relating to the actual or apparent financial stress or distress of that borrower. If the concession or agreed change to a loan granted to a borrower is not related to the actual or apparent financial stress or distress of that borrower, forbearance has not occurred. A loan which has an active 'forbearance measure' is a 'forborne loan'. The Group definition of forbearance is consistent with the CBI regulatory definition of forbearance.

A range of forbearance strategies are used by the Group for customers in arrears or facing potential arrears on contracted loan repayments, in order to arrange, where viable, sustainable short term or longer

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

term repayment solutions as appropriate. A forbearance strategy may include, but is not necessarily limited to, one or more of the following measures:

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

•
capitalisation of arrears: an arrangement whereby arrears are added to the principal balance, effectively clearing the arrears, with either the repayments or the original term of the loan adjusted accordingly to accommodate the increased principal balance; and

•
term extension: an arrangement where the original term of the loan is extended.

The forbearance strategies adopted by the Group seek to maximise recoveries and minimise losses arising from non-repayment of debt, while providing suitable and sustainable restructure options that are supportive of customers in challenged circumstances. The Group has an operating infrastructure in place to assess and, where appropriate, implement such options on a case-by-case basis. Group Credit Policy outlines the core principles and parameters underpinning the Group's approach to forbearance with individual business unit policies defining in greater detail the forbearance strategies appropriate to each unit.

Forbearance requests are assessed on a case-by-case basis taking due consideration of the individual circumstances and risk profile of the customer to ensure, where possible, the most suitable and sustainable repayment arrangement is put in place. Forbearance will always be a trigger event for the Group to undertake an assessment of the customer's financial circumstances and ability to repay prior to any decision to grant a forbearance treatment. This assessment may result in a disimprovement in the credit grade assigned to the loan, potentially impacting how frequently the loan must be formally reviewed; and, where impairment is deemed to have occurred, will result in a specific provision. Where appropriate, and in accordance with the Group's credit risk management structure, forbearance requests are referred to credit units for independent assessment prior to approval by the relevant approval authority.

Forborne loans are reviewed in line with the Group's credit management processes, which includes monitoring borrower compliance with the revised terms and conditions of the forbearance arrangement. Loans to which forbearance has been applied continue to be classified as forborne until the forbearance measure expires. The Group does not currently apply a set time period after which the forbearance classification on a performing forborne loan is discontinued but may do so in future in light of regulatory guidance in this area. Borrower compliance with revised terms and conditions may not be achieved in all cases. Non-compliance could for example arise because the individual circumstances and risk profile of the borrower continues to deteriorate, or fails to show an expected improvement, to the extent that an agreed reduced level of repayment can no longer be met. In the event of non-compliance, a request for further

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

forbearance may be considered. It is possible that the Group, by virtue of having granted forbearance to a borrower, could suffer a loss that might otherwise have been avoided had enforcement action instead been taken—this could for example arise where the value of security held in respect of a loan diminishes over the period of a forbearance arrangement which ultimately proves unsustainable.

It is the Group's policy to measure the effectiveness of forbearance arrangements over the lifetime of those arrangements. A forbearance arrangement is considered to be effective where the risk profile of the affected borrower stabilises or improves over the measured time period, resulting in an improved outcome for the Group and the borrower. The measurement of effectiveness takes account of the nature and intended outcome of the forbearance arrangement and the period over which it applies.

3.1.7    Book profile—Loans and advances to customers (unaudited)

Loans and advances to customers are shown in the tables below and in the tables on pages 100 and 110 to 121.

Geographical and industry analysis of loans and advances to customers

The following table gives the geographical and industry breakdown of total loans (before impairment provisions).

31 December 2013

Geographical/industry analysis	Rol €m	UK €m	US €m	ROW €m	Total €m
Personal	28,206	26,262	—	—	54,468
—Residential mortgages	26,700	24,946	—	—	51,646
—Other consumer lending	1,506	1,316	—	—	2,822
Property and construction	9,144	7,647	11	—	16,802
—Investment	7,263	6,365	11	—	13,639
—Land and Development	1,881	1,282	—	—	3,163
Business and other services	6,323	2,891	224	46	9,484
Distribution	2,883	176	—	—	3,059
Manufacturing	2,627	739	336	99	3,801
Transport	1,437	160	20	—	1,617
Financial	880	177	—	—	1,057
Agriculture	1,499	283	—	—	1,782
Energy	599	86	—	—	685

Total	53,598	38,421	591	145	92,755

The geographical breakdown is primarily based on the location of the business unit where the asset is booked.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

31 December 2012

Geographical/industry analysis	Rol €m	UK €m	US €m	ROW €m	Total €m
Personal	29,150	28,880	—	—	58,030
—Residential mortgages	27,485	27,543	—	—	55,028
—Other consumer lending	1,665	1,337	—	—	3,002
Property and construction	9,877	9,285	—	—	19,162
—Investment	7,814	7,747	—	—	15,561
—Land and development	2,063	1,538	—	—	3,601
Business and other services	6,771	3,280	173	31	10,255
Distribution	3,289	264	—	—	3,553
Manufacturing	3,094	539	386	86	4,105
Transport	1,532	61	—	—	1,593
Financial	787	161	8	—	956
Agriculture	1,492	246	—	—	1,738
Energy	684	89	—	—	773

Total	56,676	42,805	567	117	100,165

The geographical breakdown is primarily based on the location of the business unit where the asset is booked.

The Group's primary markets are Ireland and the UK and exposures originated and managed in these countries represent a material concentration of credit risk. Similarly, the Group exhibits a material concentration in Residential mortgages and in the Property and construction sector.

The Group's Residential mortgage portfolio is widely diversified by individual borrower and amounted to 56% of total loans at 31 December 2013 (31 December 2012: 55%). 52% of Residential mortgages related to Ireland (31 December 2012: 50%) and 48% related to the UK at 31 December 2013 (31 December 2012: 50%). At 31 December 2013, the Group's UK Residential mortgage book amounted to £20.8 billion (31 December 2012: £22.5 billion) (before impairment provisions).

The Property and construction sector accounted for 18% or €16.8 billion of total loans at 31 December 2013 (31 December 2012: 19% or €19 billion). This book consists primarily of investment loans.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

3.1.8    Impairment charges on loans and advances to customers (unaudited)

Impairment charges on loans and advances to customers Composition	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Residential mortgages	573	462	469
—Retail Ireland	542	418	444
—Retail UK	31	44	25
Non-property SME and corporate	468	413	497
—Republic of Ireland SME	233	223	281
—UK SME	113	53	74
—Corporate	122	137	142
Property and construction	583	797	893
—Investment	343	437	593
—Land and development	240	360	300
Consumer	41	52	80

Total impairment charges on loans and advances to customers	1,665	1,724	1,939

Year ended 31 December 2013 compared to the year ended 31 December 2012

Impairment charges on loans and advances to customers of €1,665 million for the year ended 31 December 2013 were €59 million or 3% lower than the previous year. The impairment charge for 2013 reflects the performance of the Group's loan portfolios, the economic environment in the countries in which those portfolios are located, up to date assessment of collateral values securing the loan portfolios, the Group's activities in restructuring loans for customers with repayment challenges, the Group's existing stock of impairment provisions, implementation of the CBI 'Impairment Provisioning and Disclosures Guidelines' (revised 31 May 2013) and the observations from the CBI's Asset Quality Review (AQR) of the Group's loan portfolios as at 30 June 2013.

The impairment charge on Residential mortgages of €573 million for the year ended 31 December 2013 has increased by €111 million from €462 million in the previous year. The current year charge reflects, among other things, the consideration of the AQR and implementation of the revised CBI guidelines.

The impairment charge on the Retail Ireland mortgage portfolio of €542 million for the year ended 31 December 2013 has increased by €124 million from €418 million in the previous year. The current year charge reflects a significant improvement in default arrears trends in the second half of 2013, particularly in the Owner occupied segment, the impact of implementation of the revised CBI guidelines and consideration of the AQR. While the volume of default arrears (based on loan volumes 90 days or more past due and/or impaired) has continued to increase, the pace of default arrears formation has reduced significantly in the year, particularly in the Owner occupied segment.

In addition to the reduction in the pace of formation of default arrears, reflecting improving economic conditions, the Group has continued to formally restructure a significant number of customer mortgages on a sustainable basis.

For the year ended 31 December 2013, Residential property prices recorded an annual increase of 6.4% according to the Central Statistics Office (CSO) Index. This compares to a decline of 4.5% in 2012. This is

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

the first annual increase since January 2008, with residential property prices in Dublin continuing to perform significantly better (15.7% annual increase to 31 December 2013) than the national average. The CSO Index for December 2013 reported that national residential prices were 46% below peak, compared to 50% at December 2012 and June 2013, with residential prices in Dublin 49% below peak, while properties outside of Dublin were 47% below peak.

Owner occupied default arrears (based on loan volumes 90 days or more past due and/or impaired) were 10.10% at 31 December 2013 as compared with 10.52% at 30 June 2013 and 9.88% at 31 December 2012. The volume of default arrears in the Owner occupied segment has decreased in the second half of the year reflecting improving economic conditions, such as falling unemployment levels and the Group's ongoing strategy to assist customers in financial difficulty with sustainable mortgage restructure and resolution strategies. The level of Owner occupied default arrears for the Group remains at about half the level of the other Irish banks as published on a quarterly basis by the CBI.

Buy to let default arrears (based on loan volumes 90 days or more past due and/or impaired) were 27.72% at 31 December 2013 as compared to 26.01% at 30 June 2013 and 23.26% at 31 December 2012. The volume of default arrears in the Buy to let segment has continued to increase, albeit the pace of arrears formation has slowed in 2013 compared to 2012, consistent with improved rental market conditions, particularly in city centre locations and Dublin commuter counties(1). Buy to let borrowers continue to be impacted by rising repayments as interest only periods come to an end and they move to fully amortising loans. At 31 December 2013, 65% of the Buy to let mortgage book was on a 'principal and interest' repayment basis (31 December 2012: 52%). As part of the Group's Mortgage Arrears Resolution Strategies, the Group continues to work with Buy to let customers, particularly those with interest only periods that are coming to an end, to restructure customer mortgages prior to them moving to fully amortising loans. The level of Buy to let default arrears for the Group remains below the level of the other Irish banks as published on a quarterly basis by the CBI.

The impairment charge on the Retail UK mortgage portfolio of €31 million for the year ended 31 December 2013 has decreased by €13 million from €44 million in the previous year reflecting the stable performance of the UK mortgage book. Default arrears (volume of loans 90 days past due and/or impaired) increased marginally to 2.37% at 31 December 2013 as compared with 2.35% at 30 June 2013 and 2.34% at 31 December 2012, primarily reflecting the reduction in the size of the total UK mortgage book.

The impairment charge on the Non property SME and corporate loan portfolio of €468 million for the year ended 31 December 2013 has increased by €55 million from €413 million in the previous year. The current year charge reflects, among other things, the consideration of the AQR.

Republic of Ireland SME impairment charges of €233 million for the year ended 31 December 2013 have increased by €10 million from €223 million in the previous year. There have been some signs of improvement for the SME sector, as reflected in modest annual retail sales growth, increased consumer sentiment, and lower business insolvencies. However, there is a lag between consumer sentiment and consumer spending; hence, trading conditions remain difficult. As a result, Republic of Ireland SME impairment charges continue to be at an elevated level, particularly for those sectors correlated with consumer spending. The Group has made significant progress in agreeing end state resolution strategies with a large number of our challenged SME customers, and these strategies will be implemented over time.

Impairment charges on our UK SME portfolio increased to €113 million for the year ended 31 December 2013 compared to €53 million in the previous year, primarily driven by a small number of large individual exposures and case specific events. The UK macro-economic conditions and outlook have been on an improving trend in recent months, with the unemployment rate falling.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The impairment charges on the Corporate portfolios reduced to €122 million for the year ended 31 December 2013 compared to €137 million in the previous year. The domestic Irish Corporate portfolio was impacted by challenging domestic demand and market conditions, albeit the pace of migration of new cases into our challenged portfolios has reduced considerably. Our international corporate banking portfolios continue to perform satisfactorily reflecting their exposure to global, rather than exclusively Irish economic indicators, with impairments driven by individual case specific events.

The impairment charge on the Property and construction loan portfolio of €583 million for the year ended 31 December 2013 decreased by €214 million compared to €797 million in the previous year. The current year impairment charge reflects, among other things, the consideration of the AQR.

The impairment charge on the Investment property element of the Property and construction portfolio was €343 million for year ended 31 December 2013 compared to €437 million in the previous year.

Between 2007 and 2012, the Irish market has experienced a significant fall in asset values, with Irish commercial property capital values down 66% from peak(2). However, capital values rose by 3% in 2013, which represented the first annual increase in capital values since 2007. Activity in the commercial property market in Dublin has continued to increase, particularly for prime office assets, and improving economic conditions in recent months has led to capital value growth spreading to the Retail and Industrial sectors by late 2013. There have been some early signs of improvement in the retail sector in recent months, such as increased retail sales and consumer sentiment, however, conditions in the sector remained difficult in 2013 as evidenced by increased retail tenant defaults and high vacancy levels, particularly in provincial/regional locations, which have contributed to continued elevated impairment charges on our Investment property portfolio.

UK commercial property capital values increased by 4% in 2013, reflecting continued strong returns from London based properties coupled with rising returns in recent months in key regional centres on foot of growing investor confidence in real estate outside of London, particularly in the office market. Performance in the UK Retail sector continues to remain more subdued, with limited occupier demand outside of London. Tenant failures and market rental pressures are continuing to impact on impairment levels.

The impairment charge on the Land and development element of the Property and construction portfolio was €240 million for the year ended 31 December 2013 compared to €360 million for the previous year. The charge remains elevated reflecting continued challenging market conditions.

The impairment charge of €41 million on Consumer loans for the year ended 31 December 2013 is €11 million lower compared to the impairment charge of €52 million in the previous year. Consumer loans have continued to reduce reflecting accelerated repayments and subdued demand for new loans and other credit facilities, in addition to lower than expected default arrears.

Further analysis and commentary on the changes in the loan portfolios, asset quality and impairment is set out in the Asset Quality and Impairment section.

Year ended 31 December 2012 compared to the year ended 31 December 2011

Impairment charges on loans and advances to customers of €1,724 million for the year ended 31 December 2012 were €215 million or 11% lower than the previous year.

The impairment charge on Residential mortgages of €462 million for the year ended 31 December 2012 decreased by €7 million from €469 million in the previous year.

(1)
Source: Daft.ie National Rental Index
(2)
Source: Investment Property Databank Ltd (IPD).

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

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

In 2012, the annual rate of decline in Residential property prices slowed to 4.5% as reflected in the CSO Index (2011 annual rate of decline was 16.7%), its lowest rate in over four years, with residential property prices in Dublin, particularly Dublin house prices, being the key driver of this improvement. The CSO Index for December 2012 reported that national residential prices were 50% below peak.

Owner occupied default arrears (based on loan volumes 90 days or more past due) were 9.88% at 31 December 2012 as compared with 9.22% at 30 June 2012 and 7.40% at 31 December 2011. The volume of default arrears in the Owner occupied segment continued to increase, primarily reflecting the continued impact of the general economic downturn in Ireland and affordability issues including falling disposable incomes and sustained high unemployment levels. However, the pace of Owner occupied default arrears formation (based on loan volumes 90 days or more past due) has been reducing since the first quarter of 2012 reflecting a stabilisation in unemployment levels and the restructure of customer mortgages on a sustainable basis. A similar trend is evident in the less than 90 days past due arrears. The level of Owner occupied default arrears for the Group remains materially below the industry average as published on a quarterly basis by the Central Bank of Ireland.

Buy to let default arrears (based on loan volumes 90 days or more past due) were 23.36% at 31 December 2012 compared to 20.77% at 30 June 2012 and 16.81% at 31 December 2011. The volume of default arrears in the Buy to let segment continued to increase primarily reflecting the continued impact on borrowers of rising repayments as interest only periods came to an end and customers moved to fully amortising loans. The pace of Buy to let arrears formation (based on loan volumes 90 days or more past due) has reduced since the first quarter of 2012, and the level of Buy to let default arrears for the Group remains below the industry average as published on a quarterly basis by the Central Bank of Ireland.

The impairment charge on the Retail UK mortgage portfolio of €44 million for the year ended 31 December 2012 increased by €19 million from €25 million in the previous year.

Default arrears (number of cases 3+ payments past due) and the associated impairment charge on Retail UK mortgages (particularly in the Standard and Self certified segments) increased marginally in the second six months of the year ended 31 December 2012, albeit from a low base. The level of default arrears for the Group was at 1.53% at 31 December 2012 remains below the industry average as published by the Council of Mortgage Lenders.

The impairment charge on the Non property SME and corporate loan portfolio of €413 million for the year ended 31 December 2012 decreased by €84 million from €497 million in the previous year.

Republic of Ireland SME impairment charges of €223 million for the year ended 31 December 2012 decreased by €58 million from €281 million in the previous year. The impairment charge for the six months ended 31 December 2012 amounted to €100 million compared with a charge of €123 million for the six months ended 30 June 2012 and a charge of €140 million for the six months ended 31 December 2011. The reduction in Republic of Ireland SME impairment charges reflect some early indicators of improvement in certain elements of the SME sector (e.g. strong export performance, lower increase in business insolvencies, and some improvement in the levels of consumer sentiment), however, the sector is fragile

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

and challenges remain. As a result, the level of Republic of Ireland SME impairment charges continues to be at an elevated level, particularly for those sectors correlated with consumer spending.

Impairment charges on the UK SME portfolio reduced to €53 million for the year ended 31 December 2012 compared to €74 million in the previous year, albeit UK economic conditions remain subdued.

The Group's corporate banking portfolios remained broadly stable, with impairment charges on the Corporate portfolios reduced to €137 million for the year ended 31 December 2012 compared to €142 million in the previous year. The domestic Irish Corporate portfolio continued to be impacted by more challenging domestic demand and market conditions, albeit the pace of migration of new cases into our challenged portfolios has reduced. Our international corporate banking portfolios continued to perform satisfactorily reflecting their exposure to global, rather than exclusively Irish, economic indicators.

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

The impairment charge of €52 million on Consumer loans for the year ended 31 December 2012 was €28 million lower compared to the impairment charge of €80 million in the previous year. Consumer loans continued to reduce reflecting accelerated repayments and subdued demand for new loans and other credit facilities. Default arrears and impairment charges were better than expected in both the Republic of Ireland and the UK.

Impairment charge by nature of impairment provision	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Specific charge individually assessed	1,323	1,672	1,294
Specific charge collectively assessed	151	355	453
Incurred but not reported	191	(303)	192

Total impairment charge	1,665	1,724	1,939

Impairment provision by nature of impairment provision	31 December 2013 €m	31 December 2012 €m
Specific provisions individually assessed	6,195	5,658
Specific provisions collectively assessed	1,155	1,183
Incurred but not reported	891	703

Total impairment provision	8,241	7,544

Incurred but not reported (IBNR) impairment provisions increased by €188 million to €891 million in the year. This increase was due to increased IBNR on the Retail Ireland and Retail UK mortgage portfolios reflecting, among other things, the impacts of the implementation of the revised CBI guidelines and the consideration of the Central Bank of Ireland's observations in the AQR, partially offset by a reduction in

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

the Property and construction portfolio, due to a decrease in the volume of relevant Property and construction loans consistent with the overall contraction in loans and advances to customers.

The increase in the individual specific provisions and the decrease in the collective specific provisions in the year were due to an increase in the volume of loans classified as 'impaired' and individually assessed for provisioning in the Retail Ireland mortgage portfolio. Additionally, this also reflects increases to existing specific provisions attaching to individually assessed Non-property SME and Corporate and Property and construction exposures.

The individual and collective specific provisions at 31 December 2013 are after provisions utilised in the year of €1.1 billion as set out in note 29 to the Consolidated Financial Statements on page 298.

The total impairment charge on loans and advances to customers for the year ended 31 December 2013 was €1,665 million. Of this, the impairment charge on forborne loans amounted to €112 million as set out in the table below:

31 December 2013

Impairment charge on forborne loan and advances Composition	Specific charge individually and collectively assessed €m	Incurred but not reported €m	Total impairment charge on forborne loans €m
Residential mortgages	29	83	112
—Retail Ireland	29	82	111
—Retail UK	—	1	1
Non-property SME and corporate	—	(1)	(1)
—Republic of Ireland SME	—	2	2
—UK SME	—	(2)	(2)
—Corporate	—	(1)	(1)
Property and construction	—	3	3
—Investment	—	2	2
—Land and development	—	1	1
Consumer	—	(2)	(2)

Total Impairment charge on forborne loans	29	83	112

Impairment charge on forborne loans and advances

The charge incurred during 2013 on Retail Ireland forborne mortgage loans largely reflects the increase in the stock of 'impaired' forborne mortgage loans. The charge of €1 million on Retail UK forborne mortgage loans reflects the stable performance of the UK mortgage loan book and the limited use of forbearance as a resolution strategy. In the non-mortgage book, where a specific provision is required the exposure is reported as 'impaired' and is not reported as 'forborne'; hence, only IBNR provisions are held against non-mortgage loans that are reported as forborne. The IBNR charge of €2 million on forborne non-mortgage loans in the year reflects an increase in the volume of non-mortgage 'lower quality but neither past due nor impaired' forborne loans.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The total impairment provisions on loans and advances to customers for the year ended 31 December 2013 were €8,241 million (31 December 2012: €7,544 million). Of this, the impairment provisions on forborne loans amounted to €521 million (31 December 2012: €406 million) as set out in the tables below:

31 December 2013

Impairment provision on forborne loan and advances Composition	Specific provisions individually and collectively assessed €m	Incurred but not reported €m	Total impairment provision on forborne loans €m
Residential mortgages	182	181	363
—Retail Ireland	181	177	358
—Retail UK	1	4	5
Non-property SME and corporate	—	61	61
—Republic of Ireland	—	34	34
—UK SME	—	13	13
—Corporate	—	14	14
Property and construction	—	95	95
—Investment	—	85	85
—Land and development	—	10	10
Consumer	—	2	2

Total impairment provision on forborne loans	182	339	521

31 December 2012

Impairment provision on forborne loan and advances Composition	Specific provisions individually and collectively assessed €m	Incurred but not reported €m	Total impairment provision on forborne loans €m
Residential mortgages	149	98	247
—Retail Ireland	148	95	243
—Retail UK	1	3	4
Non-property SME and corporate	—	62	62
—Republic of Ireland	—	32	32
—UK SME	—	15	15
—Corporate	—	15	15
Property and construction	—	93	93
—Investment	—	84	84
—Land and development	—	9	9
Consumer	—	4	4

Total Impairment provision on forborne loans	149	257	406

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Impairment provision on forborne loans

Specific and Incurred but not reported (IBNR) provisions held against forborne Retail Ireland mortgage loans increased during 2013, largely due to an increase in the stock of 'impaired' forborne mortgage loans. Provisions held against forborne Retail UK mortgage loans were €5 million, reflecting the stable performance of the UK mortgage loan book and the limited use of forbearance as a resolution strategy. In the non-mortgage book, where a specific provision is required the exposure is reported as impaired and is not reported as forborne; hence, only IBNR provisions are held against non-mortgage loans that are reported as forborne. IBNR provisions on non-mortgage forborne loans were largely unchanged at 31 December 2013 compared to 31 December 2012.

3.1.9    Asset Quality—Loans and advances to customers (audited except where denoted unaudited)

The Group classifies forborne and non-forborne loans and advances to customers as 'neither past due nor impaired', 'past due but not impaired' and 'impaired' in line with the requirements of IFRS 7.

Forbearance occurs when a borrower is granted a temporary or permanent concession or agreed change to a loan ('forbearance measure'), for reasons relating to the actual or apparent financial stress or distress of that borrower. A loan which has an active forbearance measure is a 'forborne loan'.

The Group applies internal ratings to both forborne and non-forborne loans based on an assessment of the credit quality of the customer, as part of its credit risk management system. A thirteen point credit grade rating scale is used for more complex, individually managed loans, including wholesale, corporate and business lending. A seven point credit grade rating scale is used for standard products (including mortgages, personal and small business loans). Both credit scales have a defined relationship with the Group's Probability of Default (PD) scale.

'Neither past due nor impaired' ratings are summarised as set out below:

Mappings to external rating agencies are indicative only, as additional factors such as collateral will be taken into account by the Group in assigning a credit grade to a counterparty.

•
high quality ratings apply to loans to customers, strong corporate and business counterparties and consumer banking borrowers (including Residential mortgages) with whom the Group has an excellent repayment experience. For both forborne and non-forborne loans, high quality ratings are derived from grades 1 to 4 on the thirteen point grade scale, grades 1 and 2 on the seven point grade scale and ratings equivalent to AAA, AA+, AA, AA-, A+, A, A- and BBB+ and BBB for the external major rating agencies;

•
satisfactory quality ratings apply to good quality loans that are performing as expected, including loans to small and medium sized enterprises, leveraged entities and more recently established businesses. Satisfactory quality ratings also include some element of the Group's retail portfolios. For both forborne and non-forborne loans, satisfactory quality ratings are derived from grades 5 to 7 on the thirteen point grade scale, grade 3 on the seven point grade scale and external ratings equivalent to BBB-, BB+, BB and BB-. In addition, satisfactory quality ratings can also apply to certain temporary and permanent mortgage forbearance arrangements that are neither past due nor impaired;

•
acceptable quality ratings apply to loans to customers with increased risk profiles that are subject to closer monitoring and scrutiny by lenders with the objective of managing risk and moving accounts to an improved rating category. For both forborne and non-forborne loans, acceptable quality ratings are derived from grades 8 and 9 on the thirteen point grade scale, grade 4 outstandings within the seven

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

  point scale and external ratings equivalent to B+. In addition, acceptable quality ratings can also apply to certain temporary mortgage forbearance arrangements that are neither past due nor impaired; and

•
the lower quality but neither past due nor impaired rating applies to those loans that are neither in arrears nor impaired but where the Group requires a work down or work out of the relationship unless an early reduction in risk is achievable. For both forborne and non-forborne loans, lower quality ratings are derived from outstandings within rating grades 10 and 11 on the thirteen point grade scale, grade 5 on the seven point grade scale and external ratings equivalent to B or below. In addition, the lower quality but neither past due nor impaired ratings can apply to certain temporary mortgage forbearance arrangements that are neither past due nor impaired and mortgages which are forborne, were previously in default and have had their terms and conditions modified and which are subject to a twelve month probation period under revised contractual arrangements.

'Past due but not impaired' loans, whether forborne or not, are defined as follows:

•
loans where repayment of interest and/or principal are overdue by at least one day but which are not impaired.

'Impaired' loans are defined as follows:

•
loans with a specific impairment provision attaching to them together with loans (excluding Residential mortgages) which are greater than 90 days in arrears. For Residential mortgages, forborne loans with a specific provision attaching to them are reported as both forborne and impaired. Forborne loans (excluding Residential mortgages) with a specific provision attaching to them are reported as impaired and are not reported as forborne.

'Defaulted' loans are defined as follows:

•
impaired loans together with Residential mortgages which are greater than 90 days in arrears. Defaulted loans are derived from grades 11 and 12 on the thirteen point grade scale and grades 5 and 6 on the seven point grade scale.

	31 December 2013		31 December 2012
Loans and advances to customers Composition (before impairment provisions)	€m	%	€m	%
Residential mortgages	51,646	56%	55,028	55%
—Retail Ireland	26,700	29%	27,485	27%
—Retail UK	24,946	27%	27,543	28%
Non-property SME and corporate	21,485	23%	22,973	23%
—Republic of Ireland SME	10,275	11%	10,733	11%
—UK SME	3,339	4%	3,524	3%
—Corporate	7,871	8%	8,716	9%
Property and construction	16,802	18%	19,162	19%
—Investment	13,639	15%	15,561	15%
—Land and development	3,163	3%	3,601	4%
Consumer	2,822	3%	3,002	3%

Total loans and advances to customers	92,755	100%	100,165	100%

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Unaudited:

The Group's loans and advances to customers before impairment provisions at 31 December 2013 were €92.8 billion compared to €100.2 billion at 31 December 2012. Low demand for credit, repayments and exchange rate movements contributed significantly to the reduction in loans and advances to customers. The majority of the reduction in the Group's loans and advances to customers relates to portfolios outside the Republic of Ireland. Residential mortgages accounted for 56% of total loans and advances to customers at 31 December 2013, broadly unchanged from 55% at 31 December 2012, albeit with a slightly higher percentage now accounted for by Retail Ireland mortgages. The other loan portfolios account for broadly equivalent proportions of the loan book at 31 December 2013 and at 31 December 2012. The majority of the decrease in the loan book relates to portfolios outside the Republic of Ireland.

Risk profile of loans and advances to customers

The tables and analysis below summarise the Group's loans and advances to customers over the following categories: 'neither past due nor impaired', 'past due but not impaired' and 'impaired'. Exposures are before provisions for impairment.

31 December 2013

Risk profile of loans and advances to customers (before impairment provisions)	Residential mortgages €m	Non-property SME and corporate €m	Property and construction €m	Consumer €m	Total loans and advances to customers €m	Total loans and advances to customers %
Total loans and advances to customers
High quality	43,625	3,886	946	2,003	50,460	54%
Satisfactory quality	659	8,685	2,805	454	12,603	14%
Acceptable quality	769	3,055	2,397	23	6,244	7%
Lower quality but not past due or impaired	258	1,705	1,650	—	3,613	4%

Neither past due nor impaired	45,311	17,331	7,798	2,480	72,920	79%

Past due but not impaired	3,288	243	413	106	4,050	4%
Impaired	3,047	3,911	8,591	236	15,785	17%

Total loans and advances to customers	51,646	21,485	16,802	2,822	92,755	100%

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The Group's total loans and advances to customers of €92,755 million at 31 December 2013 are analysed below over the following categories: 'non-forborne' and 'forborne'. Exposures are before provisions for impairment.

	Residential mortgages €m	Non-property SME and corporate €m	Property and construction €m	Consumer €m	Total loans and advances to customers €m	Total loans and advances to customers %
Non-forborne loans and advances to customers
High quality	43,625	3,852	909	2,002	50,388	61%
Satisfactory quality	—	8,312	1,849	319	10,480	13%
Acceptable quality	—	1,985	376	13	2,374	3%
Lower quality but not past due or impaired	—	413	610	—	1,023	1%

Neither past due nor impaired	43,625	14,562	3,744	2,334	64,265	78%

Past due but not impaired	2,619	156	160	87	3,022	4%
Impaired	2,597	3,621	8,008	236	14,462	18%

Total non-forborne loans and
advances to customers	48,841	18,339	11,912	2,657	81,749	100%

Forborne loans and advances to customers
High quality	—	34	37	1	72	1%
Satisfactory quality	659	373	956	135	2,123	19%
Acceptable quality	769	1,070	2,021	10	3,870	35%
Lower quality but not past due or impaired	258	1,292	1,040	—	2,590	24%

Neither past due nor impaired	1,686	2,769	4,054	146	8,655	79%

Past due but not impaired	669	87	253	19	1,028	9%
Impaired	450	290	583	—	1,323	12%

Total forborne loans and advances to customers	2,805	3,146	4,890	165	11,006	100%

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

31 December 2012

Risk profile of loans and advances to customers (before impairment provisions)	Residential mortgages €m	Non- property SME and corporate €m	Property and construction €m	Consumer €m	Total loans and advances to customers €m	Total loans and advances to customers %
Total loans and advances to customers
High quality	46,820	4,332	926	2,076	54,154	54%
Satisfactory quality	390	8,742	3,652	485	13,269	13%
Acceptable quality	1,088	3,929	3,149	27	8,193	8%
Lower quality but not past due or impaired	161	1,321	2,070	—	3,552	4%

Neither past due nor impaired	48,459	18,324	9,797	2,588	79,168	79%

Past due but not impaired	3,722	291	556	133	4,702	5%
Impaired	2,847	4,358	8,809	281	16,295	16%

Total loans and advances to customers	55,028	22,973	19,162	3,002	100,165	100%

The Group's total loans and advances to customers of €100,165 million at 31 December 2012 are analysed below over the following categories: 'non-forborne' and 'forborne'. Exposures are before provisions for impairment.

Non-forborne loans and advances to customers
High quality	46,820	4,253	842	2,074	53,989	61%
Satisfactory quality	—	8,260	2,616	311	11,187	13%
Acceptable quality	—	2,583	1,160	15	3,758	4%
Lower quality but not past due or impaired	—	518	1,310	—	1,828	2%

Neither past due nor impaired	46,820	15,614	5,928	2,400	70,762	80%

Past due but not impaired	2,984	241	414	108	3,747	4%
Impaired	2,464	3,919	7,708	281	14,372	16%

Total non-forborne loans and advances to customers	52,268	19,774	14,050	2,789	88,881	100%

Forborne loans and advances to customers
High quality	—	79	84	2	165	1%
Satisfactory quality	390	482	1,036	174	2,082	19%
Acceptable quality	1,088	1,346	1,989	12	4,435	39%
Lower quality but not past due or impaired	161	803	760	—	1,724	15%

Neither past due nor impaired	1,639	2,710	3,869	188	8,406	74%

Past due but not impaired	738	50	142	25	955	9%
Impaired	383	439	1,101	—	1,923	17%

Total forborne loans and advances to customers	2,760	3,199	5,112	213	11,284	100%

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Unaudited:

Loans and advances to customers classified as 'neither past due nor impaired' amounted to €72.9 billion or 79% of the Group's loan book at 31 December 2013 compared to €79.2 billion or 79% at 31 December 2012. Low demand for credit, repayments and exchange rate movements contributed significantly to the reduction in loans and advances to customers classified as 'neither past due nor impaired'.

Forborne loans and advances to customers classified as 'neither past due nor impaired' amounted to €8.7 billion or 79% of the Group's forborne loan book at 31 December 2013 compared to €8.4 billion or 74% at 31 December 2012.

The 'past due but not impaired' category amounted to €4.0 billion or 4% of loans and advances to customers at 31 December 2013 compared to €4.7 billion or 5% at 31 December 2012. This reduction is largely driven by the decrease in Residential mortgages 'past due but not impaired.

Forborne loans and advances to customers classified as 'past due but not impaired' amounted to €1.0 billion or 9% of the Group's forborne loan book at 31 December 2013 compared to €1.0 billion or 9% at 31 December 2012.

'Impaired' loans decreased to €15.8 billion or 17% of loans and advances to customers at 31 December 2013 from €16.3 billion or 16% of loans and advances to customers at 31 December 2012. This decrease reflects the Group's progress in executing end state resolution strategies for challenged non-property corporate and Property and construction customers, aided by improving economic and property market conditions, particularly in the second six months of the year.

Forborne 'impaired' loans decreased to €1.3 billion or 12% of the Group's loan book at 31 December 2013 compared to €1.9 billion or 17% at 31 December 2012, consistent with the reduction in total loan and advances 'impaired' loans, and specifically in the Non-property SME and corporate and Property and construction portfolios.

Risk profile of loans and advances to customers

The tables below summarise the Group's loans and advances to customers according to the Group's interpretation of regulatory guidance with regard to 'performing' and 'non-performing' reflecting the observations of the CBI's AQR. Non-performing loans includes loans which are impaired, 90 days past due but not impaired and mortgages (denoted by *) which are forborne, have had their terms and conditions modified, were previously in default and which are subject to a twelve month probation period under revised contractual arrangements until they are reclassified to a performing status. Exposures are before provisions for impairment.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

	31 December 2013
Risk profile of loans and advances to customers (before impairment provisions)	Performing €m	Non-performing €m		Total €m
Total loans and advances to customers
High quality	50,460	—		50,460
Satisfactory quality	12,603	—		12,603
Acceptable quality	6,244	—		6,244
Lower quality but not past due or impaired	3,357	256	*	3,613

Neither past due nor impaired	72,664	256		72,920

Past due but not impaired
—Past due 0–90 days	2,602	108	*	2,710
—Past due more than 90 days but not impaired	—	1,340		1,340

Total past due but not impaired	2,602	1,448		4,050

Impaired	—	15,785		15,785

Total loans and advances to customers	75,266	17,489		92,755

The Group's total loans and advances to customers of €92,755 million at 31 December 2013 are analysed below over the following categories: 'non-forborne' and 'forborne'. Exposures are before provisions for impairment.

Non-forborne loans and advances to customers
High quality	50,388	—		50,388
Satisfactory quality	10,480	—		10,480
Acceptable quality	2,374	—		2,374
Lower quality but not past due or impaired	1,023	—		1,023

Neither past due nor impaired	64,265	—		64,265

Past due but not impaired
—Past due 0–90 days	2,047	—		2,047
—Past due more than 90 days but not impaired	—	975		975

Total past due but not impaired	2,047	975		3,022

Impaired	—	14,462		14,462

Total non-forborne loans and advances to customers	66,312	15,437		81,749

Forborne loans and advances to customers
High quality	72	—		72
Satisfactory quality	2,123	—		2,123
Acceptable quality	3,870	—		3,870
Lower quality but not past due or impaired	2,334	256	*	2,590

Neither past due nor impaired	8,399	256		8,655

Past due but not impaired
—Past due 0–90 days	555	108	*	663
—Past due more than 90 days but not impaired	—	365		365

Total past due but not impaired	555	473		1,028

Impaired	—	1,323		1,323

Total forborne loans and advances to customers	8,954	2,052		11,006

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

'Past due and/or impaired'

The tables below provide an aged analysis of loans and advances to customers 'past due and/or impaired' by asset classification. Amounts arising from operational and/or timing issues that are outside the control of customers are generally excluded.

31 December 2013

Risk profile of loans and advances to customers— past due and/or impaired	Residential mortgages €m	Non- property SME and corporate €m	Property and construction €m	Consumer €m	Total €m
Total loans and advances to customers
Past due up to 30 days	684	169	154	59	1,066
Past due up to 31–60 days	887	36	171	33	1,127
Past due up to 61–90 days	377	38	88	14	517

	1,948	243	413	106	2,710

Past due more than 90 days but not impaired	1,340	—	—	—	1,340
Impaired	3,047	3,911	8,591	236	15,785

Defaulted loans	4,387	3,911	8,591	236	17,125

Total loans and advances to customers
—past due and/or impaired	6,335	4,154	9,004	342	19,835

The Group's total loans and advances to customers—past due and/or impaired of €19,835 million at 31 December 2013 are analysed below over the following categories: 'non-forborne' and 'forborne'. Exposures are before provisions for impairment.

Non-forborne loans and advances to customers
Past due up to 30 days	557	118	58	53	786
Past due up to 31–60 days	780	13	75	24	892
Past due up to 61–90 days	307	25	27	10	369

	1,644	156	160	87	2,047

Past due more than 90 days but not impaired	975	—	—	—	975
Impaired	2,597	3,621	8,008	236	14,462

Defaulted loans	3,572	3,621	8,008	236	15,437

Total non-forborne loans and advances to customers
—past due and/or impaired	5,216	3,777	8,168	323	17,484

Forborne loans and advances to customers
Past due up to 30 days	127	51	96	6	280
Past due up to 31–60 days	107	23	96	9	235
Past due up to 61–90 days	70	13	61	4	148

	304	87	253	19	663

Past due more than 90 days but not impaired	365	—	—	—	365
Impaired	450	290	583	—	1,323

Defaulted loans	815	290	583	—	1,688

Total forborne loans and advances to customers
—past due and/or impaired	1,119	377	836	19	2,351

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

31 December 2012

Risk profile of loans and advances to customers— past due and/or impaired	Residential mortgages €m	Non- property SME and corporate €m	Property and construction €m	Consumer €m	Total €m
Total loans and advances to customers
Past due up to 30 days	810	193	197	71	1,271
Past due up to 31–60 days	1,049	69	230	42	1,390
Past due up to 61–90 days	456	29	129	20	634

	2,315	291	556	133	3,295

Past due more than 90 days but not impaired	1,407	—	—	—	1,407
Impaired	2,847	4,358	8,809	281	16,295

Defaulted loans	4,254	4,358	8,809	281	17,702

Total loans and advances to customers
—past due and/or impaired	6,569	4,649	9,365	414	20,997

The Group's total loans and advances to customers—past due and/or impaired of €20,997 million at 31 December 2012 are analysed below over the following categories: 'non-forborne' and 'forborne'. Exposures are before provisions for impairment.

Non-forborne loans and advances to customers
Past due up to 30 days	669	163	104	62	998
Past due up to 31–60 days	930	57	196	31	1,214
Past due up to 61–90 days	378	21	114	15	528

	1,977	241	414	108	2,740

Past due more than 90 days but not impaired	1,007	—	—	—	1,007
Impaired	2,464	3,919	7,708	281	14,372

Defaulted loans	3,471	3,919	7,708	281	15,379

Total non-forborne loans and advances to customers
—past due and/or impaired	5,448	4,160	8,122	389	18,119

Forborne loans and advances to customers
Past due up to 30 days	141	30	93	9	273
Past due up to 31–60 days	119	12	34	11	176
Past due up to 61–90 days	78	8	15	5	106

	338	50	142	25	555

Past due more than 90 days but not impaired	400	—	—	—	400
Impaired	383	439	1,101	—	1,923

Defaulted loans	783	439	1,101	—	2,323

Total forborne loans and advances to customers
—past due and/or impaired	1,121	489	1,243	25	2,878

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Unaudited:

Loans and advances to customers classified as 'past due and/or impaired' amounted to €19.8 billion or 21% of the Group's loan book at 31 December 2013 compared to €21.0 billion or 21% at 31 December 2012. Forborne loans and advances to customers classified as 'past due and/or impaired' amounted to €2.4 billion or 21% of the Group's forborne loan book at 31 December 2013 compared to €2.9 billion or 26% at 31 December 2012.

Residential mortgages classified as 'past due and/or impaired' decreased by €0.3 billion from €6.6 billion at 31 December 2012 to €6.3 billion at 31 December 2013 reflecting the reduced volume of Retail Ireland and Retail UK Residential mortgage loans classified as past due up to 90 days, which was partially offset by the increase in the volume of Retail Ireland Residential mortgage loans classified as 'impaired'. Forborne Residential mortgages classified as 'past due and/or impaired' remained unchanged at €1.1 billion.

Property and construction loans classified as 'past due and/or impaired' were €9 billion at 31 December 2013 (€9.4 billion at 31 December 2012) a decrease of €0.4 billion, reflecting the reduction in the volume of loans classified as 'impaired' as referenced earlier, together with a reduction in Property and construction loans past due up to 90 days. Forborne Property and construction loans classified as 'past due and/or impaired' decreased by €0.4 billion from €1.2 billion at 31 December 2012 to €0.8 billion at 31 December 2013, consistent with the overall reduction in 'past due and/or impaired' Property and construction loans.

The volume of Non-property SME and corporate loans that are 'past due and/or impaired' decreased by €0.5 billion to €4.2 billion at 31 December 2013 primarily reflecting a reduction in the volume of Non-property Corporate loans classified as 'impaired'. Forborne non-property SME and corporate loans classified as 'past due and/or impaired' decreased by €0.1 billion from €0.5 billion at 31 December 2012 to €0.4 billion at 31 December 2013.

Consumer loans that are 'past due and/or impaired' are €342 million at 31 December 2013 compared to €414 million at 31 December 2012, reflecting the overall reduction in consumer loans due to accelerated repayments and subdued demands for new loans and other credit facilities. Forborne Consumer loans that are 'past due and/or impaired' are minimal at €19 million at 31 December 2013 (31 December 2012: €25 million).

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

31 December 2013

Total loans and advances to customers Composition and impairment	Advances (pre-impairment) €m	Defaulted loans €m	Defaulted loans as % of advances %	Impairment provisions €m	Impairment provisions as % of defaulted loans %
Residential Mortgages	51,646	4,387	8.5%	2,002	46%
—Retail Ireland	26,700	3,796	14.2%	1,863	49%
—Retail UK	24,946	591	2.4%	139	24%
Non-property SME and corporate	21,485	3,911	18.2%	1,909	49%
—Republic of Ireland SME	10,275	2,747	26.7%	1,379	50%
—UK SME	3,339	571	17.1%	286	50%
—Corporate	7,871	593	7.5%	244	41%
Property and construction	16,802	8,591	51.1%	4,118	48%
—Investment	13,639	5,766	42.3%	2,183	38%
—Land and development	3,163	2,825	89.3%	1,935	68%
Consumer	2,822	236	8.4%	212	90%

Total loans and advances to customers	92,755	17,125	18.5%	8,241	48%

31 December 2012

Total loans and advances to customers Composition and impairment	Advances (pre-impairment) €m	Defaulted loans €m	Defaulted loans as % of advances %	Impairment provisions €m	Impairment provisions as % of defaulted loans %
Residential Mortgages	55,028	4,254	7.7%	1,594	37%
—Retail Ireland	27,485	3,610	13.1%	1,452	40%
—Retail UK	27,543	644	2.3%	142	22%
Non-property SME and corporate	22,973	4,358	19.0%	1,836	42%
—Republic of Ireland SME	10,733	2,846	26.5%	1,213	43%
—UK SME	3,524	631	17.9%	234	37%
—Corporate	8,716	881	10.1%	389	44%
Property and construction	19,162	8,809	46.0%	3,876	44%
—Investment	15,561	5,585	35.9%	1,931	35%
—Land and development	3,601	3,224	89.5%	1,945	60%
Consumer	3,002	281	9.4%	238	85%

Total loans and advances to customers	100,165	17,702	17.7%	7,544	43%

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Unaudited:

Loans and advances to customers reduced by 7% or €7.4 billion, from €100.2 billion at 31 December 2012 to €92.8 billion at 31 December 2013 due to muted demand for new lending, actions taken by customers to reduce their levels of debt and movements in foreign exchange.

Defaulted loans decreased to €17.1 billion at 31 December 2013 from €17.7 billion at 31 December 2012 and €18.3 billion at 30 June 2013. The reduction in defaulted loans reflects the Group's progress in executing a combination of end state resolution strategies aided by improved economic and property market conditions. These strategies include debt restructures, loan sales, collateral realisation, customer repayments and utilisation of impairment provisions.

The stock of impairment provisions increased from €7.5 billion at 31 December 2012 to €8.2 billion at 31 December 2013 and impairment provisions as a percentage of defaulted loans ('total provision cover') also increased from 43% at 31 December 2012 to 48% at 31 December 2013. Impairment provisions of €8.2 billion at 31 December 2013 are after provisions utilised of €1.1 billion as set out in note 29 to the Consolidated Financial Statements on page 298.

Total Residential mortgages defaulted loans increased to €4.4 billion or 8.5% of the loan book at 31 December 2013 from €4.3 billion or 7.7% of the loan book at 31 December 2012, reflecting increased default arrears (based on loan volumes 90 days or more past due and/or impaired) in the Retail Ireland mortgage book and the reduction in the volume of Residential mortgage loans.

The Retail UK Residential mortgage loan book is broadly stable, with reduced defaulted loans reflecting improved economic and residential property market conditions in the UK.

Further additional disclosures on the Retail Ireland and Retail UK Residential mortgages is set out in the Supplementary Asset Quality Disclosures section on page 400.

Non-property SME and corporate defaulted loans decreased to €3.9 billion or 18.2% of the loan book at 31 December 2013 from €4.4 billion or 19.0% of the loan book at 31 December 2012. The reduction in non-property SME and corporate defaulted loans is driven largely by the Group's progress in executing end state resolution strategies for larger challenged non-property Corporate customers, particularly in the second six months of the year.

There have been some signs of improvement for the Irish SME sector, albeit trading conditions remained difficult during the year, and particularly for those sectors correlated with consumer spending. The Group's international corporate banking portfolios continue to perform satisfactorily.

Defaulted loans in the Property and construction portfolio decreased from €8.8 billion or 46.0% of the portfolio at 31 December 2012 to €8.6 billion or 51.1% of the portfolio at 31 December 2013.

In the Investment property sector, defaulted loans were €5.8 billion at 31 December 2013 as compared with €5.6 billion at 31 December 2012 and €5.9 billion at 30 June 2013. Commercial property values rose by 3% in Rol in 2013, the first annual increase in property values since 2007. Commercial property values rose by 4% in the UK in 2013, with rising returns spreading to key regional centres in recent months. Defaulted loans reflect the continued challenges in both the Rol and UK Retail sectors for much of 2013, as evidenced by increased retail tenant defaults and high vacancy levels.

Land and development defaulted loans amounted to €2.8 billion or 89.3% of the portfolio at 31 December 2013 from €3.2 billion or 89.5% of the portfolio at 31 December 2012, reflecting economic conditions.

Consumer defaulted loans amounted to €236 million or 8.4% of the loan portfolio at 31 December 2013 (31 December 2012: defaulted loans of €281 million or 9.4% of the loan portfolio). Consumer loans have

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

continued to reduce reflecting accelerated repayments and subdued demand for new loans and other credit facilities.

Coverage ratios have increased from 43% at 31 December 2012 to 48% at 31 December 2013 reflecting the decrease in the level of defaulted loans and the impact of impairment charges of €1,665 million during 2013. Coverage ratios have increased across most portfolios over the same period.

3.1.10    Asset Quality—Segmental analysis (audited)

31 December 2013

Risk profile of loans and advances to customers Total before impairment provisions	Retail Ireland €m	Retail UK €m	Corporate and Treasury €m	Total Group €m
High quality	22,641	25,454	2,365	50,460
Satisfactory quality	5,464	2,470	4,669	12,603
Acceptable quality	3,002	1,612	1,630	6,244
Lower quality but not past due or impaired	1,558	1,283	772	3,613

Neither past due nor impaired	32,665	30,819	9,436	72,920

Past due but not impaired	2,268	1,717	65	4,050
Impaired	10,237	4,530	1,018	15,785

Past due and/or impaired	12,505	6,247	1,083	19,835

Total	45,170	37,066	10,519	92,755

31 December 2012

Risk profile of loans and advances to customers Total before impairment provisions	Retail Ireland €m	Retail UK €m	Corporate and Treasury €m	Total Group €m
High quality	24,080	27,715	2,359	54,154
Satisfactory quality	5,280	3,211	4,778	13,269
Acceptable quality	3,536	2,182	2,475	8,193
Lower quality but not past due or impaired	1,622	1,305	625	3,552

Neither past due nor impaired	34,518	34,413	10,237	79,168

Past due but not impaired	2,596	2,074	32	4,702
Impaired	10,024	4,734	1,537	16,295

Past due and/or impaired	12,620	6,808	1,569	20,997

Total	47,138	41,221	11,806	100,165

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The table below provides an aged analysis of loans and advances to customers 'past due and/or impaired' by division:

31 December 2013

Loans and advances to customers which are past due and/or impaired Total before impairment provisions	Retail Ireland €m	Retail UK €m	Corporate and Treasury €m	Total Group €m
Past due up to 30 days	687	371	8	1,066
Past due up to 31–60 days	344	745	38	1,127
Past due up to 61–90 days	221	277	19	517

	1,252	1,393	65	2,710

Past due more than 90 days but not impaired	1,016	324	—	1,340
Impaired	10,237	4,530	1,018	15,785

Defaulted loans	11,253	4,854	1,018	17,125

Total past due and/or impaired loans	12,505	6,247	1,083	19,835

31 December 2012

Loans and advances to customers which are past due and/or impaired	Retail Ireland €m	Retail UK €m	Corporate and Treasury €m	Total Group €m
Past due up to 30 days	885	379	7	1,271
Past due up to 31–60 days	419	953	18	1,390
Past due up to 61–90 days	259	368	7	634

	1,563	1,700	32	3,295

Past due more than 90 days but not impaired	1,033	374	—	1,407
Impaired	10,024	4,734	1,537	16,295

Defaulted loans	11,057	5,108	1,537	17,702

Total past due and/or impaired loans	12,620	6,808	1,569	20,997

Repossessed collateral

At 31 December 2013, the Group had collateral held as security, as follows:

Repossessed collateral	31 December 2013 €m	31 December 2012 €m
Residential properties;
Ireland	25	17
UK and other	35	45

	60	62
Other	6	7

Total	66	69

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

3.1.11    Asset Quality—Other financial instruments (audited except where denoted unaudited)

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

	31 December 2013		Restated(1) 31 December 2012
Asset quality: Other financial instruments with ratings equivalent to:	€m	%	€m	%
AAA to AA-	7,500	25%	7,514	21%
A+ to A-	7,209	24%	10,036	28%
BBB+ to BBB-	13,988	47%	16,809	47%
BB+ to BB-	510	2%	648	2%
B+ to B-	125	1%	277	1%
Lower than B-	201	1%	225	1%

Total	29,533	100%	35,509	100%

(1)
The comparative period has been restated to reflect the change in rating categories in the current year.

  In addition, the Group adopted IFRS 10, from 1 January 2013, which resulted in the deconsolidation of certain entities with interests in an international investment property within Retail Ireland. The comparative figures for 31 December have been restated to reflect this, resulting in a reduction of €4 million in liquid assets, which is included in the category A+ to A- above (see note 62 to the Consolidated Financial Statements).

Unaudited:

Other financial instruments at 31 December 2013 amounted to €29.5 billion, a decrease of €6.0 billion as compared with €35.5 billion at 31 December 2012. This decrease primarily reflects a lower level of loans and advances to banks including the Group's cancellation of the repo transaction with IBRC of €3.1 billion in February 2013.

3.1.12    Credit risk methodologies (audited)

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

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

The measures to calculate credit risk referred to above are used to calculate expected loss on a regulatory basis. A different basis is used to derive the amount of incurred credit losses for financial reporting purposes. For financial reporting purposes, impairment allowances are recognised only with respect to losses that have been incurred at the balance sheet date based on objective evidence of impairment.

Regulatory approval of approaches

The Bank of Ireland Group has regulatory approval to use its internal credit models in the calculation of its capital requirements. As at 31 December 2013, 79% of credit risk weighted assets (excluding non-credit obligations) were calculated using internal credit models. This approval covers the adoption of the Foundation IRB approach for non-retail exposures and the Retail IRB approach for retail exposures.

The structure of internal rating systems

The Group divides its internal rating systems into non-retail and retail approaches. Both approaches differentiate PD estimates into eleven grades in addition to the category of default. For both non-retail and retail internal rating systems, default is defined based on the likelihood of non-payment indicators that vary between borrower types. In all cases, exposures 90 days or more past due are considered to be in default.

PD calculation

The Group produces estimates of PD on either or both of the following bases:

•
Through-the-Cycle (TtC) estimates are estimates of default over an entire economic cycle, averaged to a twelve month basis. These are in effect averaged expectations of PD for a borrower over the economic cycle; and

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

•
Cyclical estimates are estimates of default applicable to the next immediate twelve months. These cyclical estimates partially capture the economic cycle in that they typically rise in an economic downturn and decline in an economic upturn but not necessarily to the same degree as default rates change in the economy.

Non-Retail internal rating systems

The Group has adopted the Foundation IRB approach for certain of its non-retail exposures. Under this approach, the Group calculates its own estimates for probability of default and uses supervisory estimates of loss given default, typically 45%, and credit conversion factors. To calculate PD, the Group assesses the credit quality of borrowers and other counterparties using criteria particular to the type of borrower under consideration. In the case of financial institutions, external credit agency ratings provide a significant challenge within the Group's ratings approach. For exposures other than financial institutions, external ratings, when available for borrowers, play a role in the independent validation of internal estimates.

Retail internal rating systems

The Group has adopted the Retail IRB approach for its retail exposures. Under this approach, the Group calculates its own estimates for PD, loss given default and credit conversion factors. External ratings do not play a role within the Group's retail internal rating systems, however, external credit bureau data does play a significant role in assessing UK retail borrowers. To calculate loss given default and credit conversion factors, the Group assesses the nature of the transaction and underlying collateral. Both loss given default and credit conversion factors estimates are calibrated to produce estimates of behaviour characteristic of an economic downturn.

Other uses of Internal Estimates

Internal estimates play an essential role in risk management and decision making processes, the credit approval functions, the internal capital allocation function and the corporate governance functions of the Group. The specific uses of internal estimates differ from portfolio to portfolio, and for retail and non-retail approaches, but typically include:

•
internal reporting;

•
credit management;

•
calculation of risk adjusted return on capital (RAROC);

•
credit decisioning/automated credit, decisioning;

•
borrower credit approval; and

•
internal capital allocation between businesses of the Group.

For non-retail exposures, through the cycle PD estimates are used to calculate internal economic capital. For other purposes, the cyclical PD estimates typically are used. Both estimates feature within internal management reporting.

Control mechanisms for rating systems

The control mechanisms for rating systems are set out in the Group's model risk policy. Model risk is one of the ten key risk types identified by the Group, the governance of which is outlined in the Group's Risk

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Framework. RMC approves all risk rating models, model developments, model implementations and all associated policies. The Group mitigates model risk as follows:

•
model development standards: the Group adopts centralised standards and methodologies over the operation and development of models. The Group has specific policies on documentation, data quality and management, conservatism and validation. This mitigates model risk at model inception;

•
model governance: the Group adopts a uniform approach to the governance of all model related activities. This ensures the appropriate involvement of stakeholders, ensuring that responsibilities and accountabilities are clear;

•
model performance monitoring: all models are subject to testing on a quarterly basis. The findings are reported to, and appropriate actions, where necessary, approved by RMC; and

•
independent validation: all models are subject to in-depth analysis at least annually. This analysis is carried out by a dedicated unit (the Independent Control Unit—ICU). It is independent of credit origination and management functions.

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

•
cash flow difficulties;

•
breach of loan covenants or conditions;

•
granting a concession to a borrower, for economic or legal reasons, relating to the borrower's financial difficulty that would otherwise not be considered;

•
deterioration of the borrower's competitive position;

•
deterioration in the value of collateral;

•
external rating downgrade below an acceptable level; or

•
initiation of bankruptcy proceedings.

At 31 December 2013, each of the following portfolio specific events requires the completion of an impairment assessment to determine whether a loss event has occurred at the balance sheet date that may lead to recognition of impairment losses:

Residential mortgages

•
loan asset has fallen 90 days past due;

•
a forbearance measure has been requested by a borrower and formally assessed;

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

•
a modification of loan terms resulting in the non-payment of interest, including the refinancing and renegotiation of facilities where there is evidence of a loss event and/or borrower financial distress;

•
notification of, or intended application for, bankruptcy proceedings, debt settlement or personal insolvency arrangement or similar; or

•
offer of voluntary sale at possible shortfall or voluntary surrender of property security.

Non-property SME and Corporate

•
loan asset has fallen 90 days past due

•
a forbearance measure has been requested by a borrower and formally assessed;

•
a modification of loan terms resulting in the non-payment of interest, including the refinancing and renegotiation of facilities where there is evidence of a loss event and/or borrower financial distress;

•
internal credit risk rating, or external credit rating, has been downgraded below a certain level;

•
financial statements or financial assessment indicates inability of the borrower to meet debt service obligations and/or a negative net assets position;

•
borrower has ceased trading; or

•
initiation of bankruptcy/insolvency proceedings.

Property and construction

•
loan asset has fallen 90 days past due;

•
a forbearance measure has been requested by a borrower and formally assessed;

•
a modification of loan terms resulting in the non-payment of interest, including the refinancing and renegotiation of facilities where there is evidence of a loss event and/or borrower financial distress;

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

Consumer

•
loan asset has fallen 90 days past due;

•
a forbearance measure has been requested by a borrower and formally assessed; or

•
a modification of loan terms resulting in the non-payment of interest, including the refinancing and renegotiation of facilities where there is evidence of a loss event and/or borrower financial distress.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

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

The Group's impairment provisioning methodologies are compliant with IFRS. International Accounting Standard (IAS) 39 requires objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Losses expected as a result of future events, no matter how likely, are not recognised.

Methodology for individually assessing impairment

An individual impairment assessment is performed for any exposure for which there is objective evidence of impairment and where the exposure is above an agreed threshold. For Residential mortgage, Non-property SME and corporate, and Property and construction exposures, a de-minimus total customer exposure level of €1 million applies for the mandatory completion of a discounted cash flow analysis for the assessment of impairment. The carrying amount of the exposure net of the estimated recoverable amount (and thus the specific provision required) is calculated using a discounted cashflow analysis. This calculates the estimated recoverable amount as the present value of the estimated future cash flows, discounted at the exposure's original effective interest rate (or the current effective interest rate for variable rate exposures). The estimated future cash flows include forecasted principal and interest payments (not necessarily contractual amounts due) including cash flows, if any, from the realisation of collateral/security held, less realisation costs.

A significant element of the Group's credit exposures are assessed for impairment on an individual basis. An analysis of the Group's impairment provisions and impairment charge by nature of impairment provision is set out in the tables on page 105.

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

For example, Retail Ireland Residential mortgage customer exposures less than €1 million are provisioned for impairment on a collective basis. These mortgage exposures are pooled based on similar credit risk characteristics such as: asset type; geographical location; origination channel; and forbearance status. The Retail Ireland Residential mortgage collective specific provisioning model has been revised, in the current year, for implementation of the revised Central Bank of Ireland Impairment Provisioning and Disclosures Guidelines (May 2013) ('CBI guidelines'). This provisioning model redevelopment included:

•
enhanced cure segmentation, incorporating forbearance and loan to value (for relevant cohorts) as segmentation factors;

•
application of a twelve month probation period and a less than 30 days past due status for loans to cure; and

•
revised cure rate calculations to exclude loans with interest only forbearance and apply a zero cure rate to loans where the Group has taken a decision to foreclose.

The Group's Retail Ireland Residential mortgage portfolio is the most material portfolio which is collectively assessed for provisioning purposes, and therefore is the portfolio which has been most impacted by implementation of the revised CBI guidelines as highlighted below.

Some of the key factors used in the calculation of the portfolio specific provision for the Retail Ireland Residential mortgage portfolio include assumptions in relation to: residential property price peak to trough (31 December 2013: 55%); weighted average cure rate (31 December 2013: c.4.8% over two years) forced sale discount/work-out costs (31 December 2013: (c.15%), and time to sale (31 December 2013: continuing 2 year rolling average from the reporting date). The provisioning model assumptions and parameters use historical loan loss experience adjusted where appropriate for current conditions and current observable data. Cure assumptions reflect the revised CBI guidelines definition of cure which requires satisfactory completion of a twelve month probation period, while being less than 30 days past due. All provisioning model assumptions and parameters are reviewed on a half-yearly basis and updated, if appropriate, based on most recent observed experience.

A key assumption used in the calculation of the collective specific impairment provisions for Retail Ireland Residential mortgages is the expected decline in the value of underlying residential properties securing the loans. At 31 December 2013, the assumption adopted by the Group in respect of expected average decline in the value of Irish residential properties was 55% from their peak in 2007. Actual house prices in Ireland, as published by the CSO in its residential property price index, showed a decline of 46% nationally from peak to 31 December 2013.

The collective specific provisioning methodology has been reviewed in light of the revised CBI guidelines, whilst the factors and assumptions underpinning the collective specific provisioning model have also been updated for the Group's most recent observed experience. The more material changes to the model factors and assumptions compared to 31 December 2012 relate to cure, both segmentation and rate, driven by implementation of the revised definition of cure in line with the CBI guidelines as outlined above. At 31 December 2013, the collective specific provisioning model cure assumptions are segmented by a number of factors, including forbearance classification, and LTV (for relevant cohorts), and reflect a weighted average cure rate of c.4.8% over 2 years. At 31 December 2012, the collective specific provisioning model cure assumptions were not segmented for forbearance or LTV, and a weighted average cure rate of c.9.75% over two years, based on actual observed experience, was applied. These assumptions are not directly comparable and the reduction in the weighted average cure rate applied in the collective specific provisioning methodology at 31 December 2013 is as a result of the implementation of the revised CBI

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

guidelines. There have been no other material changes to the collective specific model factors and assumptions compared to 31 December 2012.

The Group's critical accounting estimates and judgements on pages 252 and 253, includes sensitivity analysis disclosure on some of the key judgmental areas, including Residential mortgages, in the estimation of impairment charges.

Where there is objective evidence of impairment on a collective basis, this is reported as a specific provision ('collective specific') in line with individually assessed loans. An analysis of the Group's impairment provisions and impairment charge by nature of impairment provision is set out in the tables on page 105.

Methodology for establishing incurred but not reported (IBNR) provisions

Impairment provisions are also recognised for losses not specifically identified but which, experience and observable data indicate, are present in the portfolio/group of exposures at the date of assessment. These are described as incurred but not reported provisions. Statistical models are used to determine the appropriate level of IBNR provisions for a portfolio/ group of exposures with similar credit risk characteristics (e.g. asset type, geographical location, forbearance status etc.). These models estimate latent losses taking into account three observed and/or estimated factors:

•
loss emergence rates (based on historic grade migration experience or probability of default, offset by cure expectations where appropriate);

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

A significant element of the Group's IBNR provisions relate to the Retail Ireland Residential mortgage portfolio. A key assumption used in the calculation of the IBNR impairment provisions for defaulted (but not impaired) Retail Ireland Residential mortgages is the expected decline in the value of underlying residential properties securing the loans. At 31 December 2013, the assumption adopted by the Group in respect of expected average decline in the value of Irish residential properties was 55% from their peak in 2007. Actual house prices in Ireland, as published by the CSO in its residential property price index, showed a decline of 46% nationally from peak to 31 December 2013.

The IBNR provisioning methodology has been reviewed during the year to implement the revised CBI guidelines and the resulting methodology changes, particularly in relation to cure assumptions, are the same as those outlined above in respect of the Retail Ireland Residential mortgage collective specific provisioning methodology. The factors and assumptions underpinning the Retail Ireland Residential mortgage IBNR provisioning model have also been updated for the Group's most recent observed experience. At 31 December 2013, the default (but not impaired) IBNR provisioning model cure assumptions are segmented by a number of factors, including forbearance classification, and LTV (for relevant cohorts), and reflect a weighted average cure rate of c.7.4% over two years. IBNR cure

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

assumptions reflect the revised CBI guidelines definition of cure which includes satisfactory completion of a twelve month probation period, while being less than 30 days past due. At 31 December 2012, the IBNR provisioning model cure assumptions were not segmented for forbearance or LTV, and a weighted average cure rate of c.24% over two years, based on actual observed experience, was applied. These assumptions are not directly comparable and the reduction in the weighted average cure rate applied in the IBNR provisioning methodology at 31 December 2013 is as a result of the implementation of the revised CBI guidelines.

For larger commercial loans the relationship manager reassesses the risk at least annually (more frequently if circumstances or grade require) and re- affirms or amends the grade (credit and PD grade) in light of new information or changes (e.g. up to date financials or changed market outlook). Grade migration and adjusted PD grades are analysed for inclusion in the loss model. Recent data sets are used in order to capture current trends rather than averaging over a period which might include earlier and less stressed points in the credit cycle.

Emergence period refers to the period of time between the occurrence and reporting of a loss event. Emergence periods are reflective of the characteristics of the particular portfolio. For example, at 31 December 2013, emergence periods are in the following ranges: forborne 9-10 months, non-forborne 7-9 months for Retail Ireland Residential mortgages and 3-4 months for both forborne and non-forborne larger SME/Corporate and Property loans. Emergence periods are estimated based on historic loan loss experience supported by back testing and, as appropriate, individual case sampling. Given the economic environment over recent years, emergence periods reflect the more intensive credit management model in place, particularly for the Group's larger SME/Corporate and Property loans, where all vulnerable portfolios are reviewed on a shortened cycle. Emergence periods are reviewed and back tested half-yearly and updated as appropriate. At 31 December 2013, the only material change to emergence periods, compared to 31 December 2012, is the segmentation of the emergence period for the Retail Ireland Residential mortgage portfolio between forborne and non-forborne (previously nine months for forborne and non-forborne).

The LGD is calculated using historical loan loss experience and is adjusted where appropriate to apply management's credit expertise to reflect current observable data (including an assessment of the deterioration in the property sector, discounted collateral values and repayment prospects, etc.).

While loss emergence rates have been assessed in light of the Group's most recent grade migration experience and current probability of default grades, back testing of emergence periods and LGD factors against current experience in the loan book has not resulted in any material changes in these factors compared to 31 December 2012, with the exception of the changes outlined above in relation to cure and emergence period. All IBNR provisioning model assumptions and parameters are reviewed on a half-yearly basis and updated, if appropriate, based on most recent observed experience. Increasing the emergence period or LGD factors in the IBNR model would give rise to an increase in the level of IBNR provisions for a portfolio.

The Group's critical accounting estimates and judgements on pages 252 and 253 includes sensitivity analysis disclosure on some of the key judgemental areas in the estimation of IBNR provisions.

Methodology for loan loss provisioning and forbearance

Forbearance will always be a trigger event for the Group to undertake an assessment of the customer's financial circumstances and ability to repay prior to any decision to grant a forbearance treatment. This assessment may result in a disimprovement in the credit grade assigned to the loan, potentially impacting

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

how frequently the loan must be formally reviewed; and, where impairment is deemed to have occurred, will result in a specific provision.

Individually Assessing Impairment & Forbearance

The methodology for individually assessing impairment, whether an exposure is forborne or not, is as outlined above (i.e. on an individual case-by-case basis). The underlying credit risk rating of the exposure, and ultimately the individual impairment assessment, takes into account the specific credit risk characteristics of the exposure.

Collectively assessing impairment and forbearance

Forborne exposures are pooled together for collective impairment provisioning, including IBNR provision calculations, as detailed above. Assumptions and parameters used to create the portfolio provision(s) take into consideration the historical experience on assets subject to forbearance (e.g. amount and timing of cash flows, cure experience, emergence period etc.), adjusted where appropriate to reflect current conditions, and require the satisfactory completion of a twelve month probation period, while being less than 30 days past due. Management adjustments are also applied, as appropriate, where historical observable data on forborne assets may be limited. Impairment provisioning methodologies and provisioning model factors applied to forborne loan pools are reviewed regularly, and revised if necessary, to ensure that they remain reasonable and appropriate and reflective of the credit characteristics of the portfolio being assessed and current conditions. This includes a comparison of actual experience to expected outcome. As previously outlined, during the current year, the collective provisioning model methodologies have been further enhanced for forbearance segmentation, including forbearance treatment type (where relevant), and the differentiation of individual model factors between forborne and non-forborne where statistically relevant.

Provisioning and forbearance

For Residential mortgages, exposures which are subject to forbearance and have a specific provision are reported as both 'forborne' and 'impaired'. The total provision cover on the Residential mortgage portfolio which is subject to forbearance is higher (typically c.2-3 times higher) than that of the similar portfolio of Residential mortgage exposures which are not subject to forbearance. For nonresidential mortgage exposures which are subject to forbearance and where a specific provision is required, the exposure is reported as 'impaired' and is not reported as 'forborne'. The IBNR provision cover on the non-residential mortgage portfolio which is subject to forbearance is higher (typically c.3 times higher) than that of the similar portfolio of non-residential mortgage exposures which are not subject to forbearance. In both cases, the higher provision cover is reflective of the additional credit risk inherent in such loans (given that forbearance is only provided to borrowers experiencing actual or apparent financial stress or distress), particularly the potentially higher risk of default and/or re-default.

Forbearance related disclosures are subject to evolving industry practice and regulatory guidance.

Impaired loans review

Irrespective of the valuation methodology applied, it is Group policy to review impaired loans above agreed thresholds quarterly, with the review including a reassessment of the recovery strategy, the continued appropriateness of the valuation methodology and the adequacy of the impairment provision.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Where information is obtained between reviews that impact expected cash flows (e.g. evidence of comparable transactions emerging, changes in local market conditions, etc.), an immediate review and assessment of the required impairment provision is undertaken.

An impaired loan is restored to unimpaired status when the contractual amount of principal and interest is deemed to be fully collectible. Typically, a loan is deemed to be fully collectible based on an updated assessment by the Group of the borrower's financial circumstances. The assessment includes a demonstration of the customer's ability to make payments on the original or revised terms and conditions as may be agreed with the Group as part of a sustainable forbearance arrangement. If a restructured loan is removed from impaired status, its specific provision (either individual or collective) will be released. However, the loan would be included in a pool of loans on which the Incurred But Not Reported (IBNR) provision is determined.

Methodologies for valuation of collateral

Retail Ireland mortgage loan book property values are determined by reference to the original or latest property valuations held indexed to the Residential Property Price Index published by the CSO. Retail UK mortgage loan book property values are determined by reference to the original or latest property valuations held indexed to the Nationwide UK house price index.

In relation to commercial property valuations, there is a Court approved policy which sets out the Group's approach to the valuation of commercial property collateral and the key principles applying in respect of the type and frequency of valuation required. This policy is consistent with the CBI regulatory guidance. In line with the policy, valuations may include formal written valuations from external professionals or internally assessed valuations.

Internally assessed valuations are informed by the most appropriate sources available for the assets in question. This may include property specific information/characteristics, local market knowledge, comparable transactions, professional advice (e.g. asset management reports) or a combination thereof, in line with more detailed guidance and metrics which are approved at least annually by GRPC. These guidelines and metrics are informed by both internal and externally sourced market data/valuation information, including input from the Group's Real Estate Advisory Unit (REAU).

The appropriate methodology applied depends in part on the options available to management to maximise recovery which are driven by the particular circumstances of the loan and underlying collateral, e.g. the degree of liquidity and recent transactional evidence in the relevant market segment, the type, size and location of the property asset and its development potential and marketability. In all cases where the valuations for property collateral are used, the initial recommendation of the realisable value and the timeline for realisation are arrived at by specialist work-out units. These estimated valuations are subject to review, challenge and, potentially, revision by experienced independent credit professionals in underwriting units within the Credit & Market Risk function and are ultimately approved in line with delegated authority upon the recommendation of the credit underwriting unit. At all approval levels, the impairment provision and the underlying valuation methodology is reviewed and challenged for appropriateness, adequacy and consistency.

3.2  Liquidity risk

Key points (unaudited)

•
The Capital Requirements Regulations that implement the Basel III liquidity requirements (Liquidity Coverage Ratio and Net Stable Funding Ratio) came into effect on 1 January 2014. The Group projects

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

  compliance with the ratios by the proposed implementation dates and is reporting its progress in this regard to the CBI under the Advanced Monitoring Framework.

•
Group customer deposits of €74 billion have reduced by €1 billion since 31 December 2012. Planned volume reductions in Retail UK balances and foreign exchange translation impacts have been largely offset by growth in Retail Ireland and Corporate and Treasury balances.

•
The Group has taken actions in all of its markets to reduce the price paid on deposits.

•
A key milestone for the Group during 2013 was the Irish Government's withdrawal of the systemic ELG scheme at the end of March for all new liabilities. Volumes of deposits covered by the ELG scheme have reduced from €21 billion at 31 December 2012 to €2 billion at 31 December 2013. There was no adverse impact on deposit volumes or pricing arising from the withdrawal of the ELG scheme.

•
The Group has had an on-going and cost effective access to funding markets and issued €2.5 billion of senior funding during 2013, in both secured and unsecured formats.

•
The Group continues to reduce funding from Monetary Authorities, from €12 billion at December 2012 to €8 billion, of which €4 billion is related to NAMA bonds.

Definition of Liquidity Risk
(audited)

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

Liquidity risk management
(audited)

The Group's exposure to liquidity risk is governed by the Group's Risk Appetite Statement and associated limits and the Group's Funding and Liquidity policy, both of which are approved by the Court on the recommendation of the GRPC and CRC. The objective of the policy is to ensure that the Group can meet its obligations, including deposit withdrawals and funding commitments, as they fall due. The operation of this policy is delegated to the Group's Asset and Liability Committee (ALCO). Liquidity management within the Group focuses on the overall balance sheet structure together with the control, within prudent limits, of risk arising from the mismatch in contracted maturities of assets and liabilities and the risks arising from undrawn commitments and other contingent liabilities. Liquidity management consists of two main activities:

•
tactical liquidity management focuses on monitoring current and expected daily cash flows to ensure that the Group's liquidity needs can be met. This takes account of the Group's access to unsecured funding (customer deposits and wholesale funding) and the liquidity value of a portfolio of highly marketable assets and a portfolio of contingent assets that can be readily converted into funding to cover unforeseen cash outflows; and

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

•
structural liquidity management focuses on assessing an optimal balance sheet structure taking account of the expected maturity profile of assets and liabilities and the Group's debt issuance strategy. The Group is required to comply with the liquidity requirements of the CBI and also with the requirements of local regulators in those jurisdictions where such requirements apply to the Group. The CBI requires that banks have sufficient resources (cash inflows and marketable assets) to cover 100% of expected cash outflows in the 0 to 8 day time horizon and 90% of expected cash outflows in the 9 day to 30 day time horizon.

Stress testing and scenario analysis
(audited)

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

Basel III/CRD IV
(unaudited)

The Basel III framework is a comprehensive set of reform measures, developed by the Basel Committee on Banking Supervision, to strengthen the regulation, supervision and risk management of the banking sector. When implemented, these regulations introduce additional minimum liquidity requirements for the Group and licensed subsidiaries including;

•
Liquidity coverage ratio—The liquidity coverage ratio (LCR) will require banks to have sufficient high-quality liquid assets to withstand a 30-day stressed funding scenario. The ratio comes into effect from January 2015 with a phased implementation to 2019. A minimum 60% of target will be required in January 2015;

•
Net stable funding ratio—The net stable funding ratio (NSFR) requires banks to have sufficient quantities of funding from stable sources. The ratio is proposed to come into effect from January 2018; and

•
the Capital Requirement Regulations that implement the Basel III liquidity requirements came into effect on 1 January 2014. The Group projects compliance with the ratios by the implementation dates and is reporting its progress in this regard to the CBI under the Advanced Monitoring Framework which replaced the PLAR requirements from September 2012.

Liquidity risk measurement
(audited)

The Group's cash flow and liquidity reporting processes provide management with daily liquidity risk information by designated cash flow categories. These processes capture the cash flows from both on balance sheet and off balance sheet transactions. The tables below summarise the maturity profile of the Group's financial assets and liabilities, excluding those arising from insurance and participating investment contracts at 31 December 2013 and 31 December 2012 based on the remaining contractual maturity period at the balance sheet date (discounted) and the totals agree to the balance sheet on page 214. Unit linked investment liabilities and unit linked insurance liabilities with a carrying value of €5,460 million and €8,502 million respectively (31 December 2012: €5,256 million and €7,988 million respectively) are excluded from this analysis as their repayment is linked directly to the financial assets backing these

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

contracts. The Group measures liquidity risk by adjusting the contractual cash flows on retail deposit books to reflect their inherent stability.

Customer accounts include a number of term accounts that contain access features. These allow the customer to access a portion or all of their deposits notwithstanding that this withdrawal could result in financial penalty being paid by the customer. For such accounts, the portion subject to the potential early access has been classified in the 'demand' category in the table below.

31 December 2013

Maturities of financial assets and liabilities	Demand €m	Up to 3 months €m	3-12 months €m	1-5 years €m	Over 5 years €m	Total €m
Assets
Cash and balances at central banks	6,385	—	—	—	—	6,385
Trading securities	—	—	—	252	—	252
Derivative financial instruments	517	86	199	1,435	1,255	3,492
Other financial assets at fair value through profit or loss(1)	1,017	65	80	186	2,227	3,575
Loans and advances to banks	1,594	2,882	254	25	4	4,759
Available for sale financial assets(1)	14	200	166	7,990	3,734	12,104
NAMA senior bonds(2)	—	—	417	2,187	1,353	3,957
Loans and advances to customers (before impairment provisions)	5,627	8,115	6,098	24,147	48,768	92,755

Total	15,154	11,348	7,214	36,222	57,341	127,279

Liabilities
Deposits from banks	358	3,267	1,975	198	—	5,798
Drawings from Monetary Authorities (gross) other	—	—	—	8,300	—	8,300
Drawings from Monetary Authorities (gross) IBRC	—	—	—	—	—	—
Customer accounts	43,527	16,950	9,135	4,085	170	73,867
Derivative financial instruments	388	72	127	1,134	1,507	3,228
Debt securities in issue	—	143	1,554	7,876	3,822	13,395
Subordinated liabilities	—	—	—	1,041	634	1,675

Total	44,273	20,432	12,791	22,634	6,133	106,263

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Restated3
31 December 2012

Maturities of financial assets and liabilities	Demand €m	Up to 3 months €m	3-12 months €m	1-5 years €m	Over 5 years €m	Total €m
Assets
Cash and balances at central banks	8,472	—	—	—	—	8,472
Trading securities	—	—	35	39	69	143
Derivative financial instruments	713	150	274	2,454	2,256	5,847
Other financial assets at fair value through profit or loss(1)	737	98	87	355	1,878	3,155
Loans and advances to banks	2,130	3,988	3,329	7	48	9,502
Available for sale financial assets(1)	—	435	945	7,657	2,002	11,039
NAMA senior bonds(2)	—	—	667	1,880	1,881	4,428
Loans and advances to customers (before impairment provisions)	6,240	7,631	7,344	24,783	54,167	100,165

Total	18,292	12,302	12,681	37,175	62,301	142,751

Liabilities
Deposits from banks	467	3,494	449	2,615	—	7,025
Drawings from Monetary Authorities (gross) other	—	—	—	12,300	—	12,300
Drawings from Monetary Authorities (gross) IBRC	—	3,060	—	—	—	3,060
Customer accounts	46,906	20,475	5,187	2,521	81	75,170
Derivative financial instruments	559	110	278	1,885	2,442	5,274
Debt securities in issue	—	528	4,513	8,078	3,694	16,813
Subordinated liabilities	—	—	—	1,051	656	1,707

Total	47,932	27,667	10,427	28,450	6,873	121,349

(1)
Excluding equity shares which have no contractual maturity.

(2)
The maturity date of the NAMA senior bonds is based on their assessed behavioural maturity.

(3)
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated the impact of the adoption of 'IFRS 10' Consolidated Financial Statements. See note 62 to the Consolidated Financial Statements for additional information.

Liquidity risk mitigation

Wholesale funding diversification
(unaudited)

The Group in the normal course aims to maintain funding diversification, minimise concentrations across funding sources and minimise refinancing maturity concentrations.

The Group returned to the public bond markets in November 2012 and the Group has issued debt across the capital structure. The maturity profile of this debt has extended from three to seven years.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Customer deposits
(unaudited)

The Group's customer deposit strategy is focused on growing high quality stable deposits at acceptable pricing by leveraging the Group's extensive retail and corporate customer franchise in Ireland and by accessing the UK retail market through Bank of Ireland (UK) plc and particularly the Group's strategic partnership with the UK Post Office. The Group continues to focus on the growth of retail deposits and relationship- based corporate deposits which arise from the Group's broader lending and treasury risk management activities with a view to funding its core lending portfolios substantially through deposits and term funding.

Group customer deposits of €74 billion have decreased by €1 billion since 31 December 2012. Notwithstanding the expiry of ELG and actions to reduce the cost of deposits, balances in the Retail Ireland division have grown by €1 billion with a marginal decline in deposits more than offset by an increase in current account credit balances. The £3 billion reduction in UK Post Office deposits reflects the planned reduction of excess liquidity in Bank of Ireland (UK) plc. In addition, the positive market sentiment shown towards the Group has aided the growth of banking customer relationships in the Corporate and Treasury division, in Ireland, the UK and internationally.

Included within deposits is €0.5 billion relating to sale and repurchase agreements with financial institutions that do not hold a banking licence.

The Minister for Finance announced the withdrawal of the Eligible Liabilities Guarantee effective from midnight 28 March 2013, in late February 2013. The majority of personal and business customer deposits continued to be guaranteed under the statutory Deposit Guarantee Scheme. There was no adverse impact on volumes or pricing following the withdrawal of the ELG scheme.

Customer deposits	31 December 2013 €bn	31 December 2012 €bn
Retail Ireland	36	35
—Deposits	24	24
—Current account credit balances	12	11
Retail UK	26	30
Retail UK (Stg£bn equivalent)	22	25
—UK Post Office	16	19
—Other Retail UK	6	6
Corporate and Treasury	12	10

Total customer deposits	74	75

Loan to deposit ratio	114%	123%

Funding and liquidity position
(unaudited)

The Group's credit ratings of BBB/BBB for Fitch and DBRS respectively have remained stable during 2013. The Group's Standard & Poor's credit rating outlook was revised to stable from negative following the revision of the Irish Sovereign outlook to positive in July 2013.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Moody's lowered the Group's credit rating from Ba2 to Ba3 in December 2013. Moody's revised the Irish Sovereign outlook to stable from negative in September 2013.

Ireland—Senior debt (unaudited)	31 December 2013	31 December 2012
Standard & Poor's	BBB+ (Positive)	BBB+ (Negative)
Moody's	Ba1 (Stable)(1)	Ba1 (Negative)
Fitch	BBB+ (Stable)	BBB+ (Stable)
DBRS	A (Low) (Negative trend)	A (Low) (Negative trend)

BOI—Senior debt (unaudited)	31 December 2013	31 December 2012
Standard & Poor's	BB+ (Stable)	BB+ (Negative)
Moody's	Ba3 (Negative)	Ba2 (Negative)
Fitch	BBB (Stable)	BBB (Stable)
DBRS	BBB (High) (Negative trend)	BBB (High) (Negative trend)

(1)
Subsequent to year end Moody's has upgraded the Irish Sovereign Rating from Ba1 to Baa3 on 17 January 2014.

Funding position
(unaudited)

The Group has access to the liquidity operations offered by Monetary Authorities using its pool of contingent collateral. The Group has decreased its usage of liquidity facilities made available by Monetary Authorities primarily by asset deleveraging and growing customer deposits. The Group's funding from Monetary Authorities decreased to €8 billion (net) from €12 billion (net and excluding the IBRC repo transaction) at 31 December 2012 and is all sourced via the ECB's Long Term Refinancing Operation (LTRO) facility. As described in note 56 to the Consolidated Financial Statements, the Group participated in the ELG scheme, which guaranteed certain liabilities of Irish financial institutions. The scheme was withdrawn effective 28 March 2013. Any existing qualifying liabilities (i.e. those opened from 11 January 2010 up to and including 28 March 2013) will continue to be covered until maturity up to a limit of five years.

Deleveraging
(unaudited)

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

The CBI has also set a volume target for certain non-core portfolios which can be impacted, inter alia, by non-core mortgage redemptions and asset transfers to the UK subsidiary. This target expires on 31 July 2014.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

	31 December 2013		31 December 2012
Wholesale funding sources	€bn	%	€bn	%
Secured funding	22	81%	31	79%
—Monetary Authority (gross) other	8	30%	12	31%
—Monetary Authority (gross) IBRC	—	—	3	8%
—Covered bonds	7	26%	7	18%
—Securitisations	3	11%	4	10%
—Private market repo	4	14%	5	12%
Unsecured funding	5	19%	8	21%
—Senior debt	3	11%	6	16%
—Bank deposits	2	8%	2	5%

Total wholesale funding	27	100%	39	100%

Wholesale funding > 1 year to maturity	20	72%	27	68%
Wholesale funding < 1 year to maturity	7	28%	12	32%
Drawings from Monetary Authorities (net)	8	—	15	—

At 31 December 2013

Wholesale funding maturity analysis(1)	Unsecured funding €bn	Secured funding from Monetary Authorities €bn	Secured funding private sources €bn	Total wholesale funding €bn
Less than three months	1	—	2	3
3 months to one year	—	—	4	4
One to five years	4	8	6	18
More than five years	—	—	2	2

Wholesale funding	5	8	14	27

(1)
The maturity analysis has been prepared on the expected maturity of the liabilities.

At 31 December 2012

Wholesale funding maturity analysis	Unsecured funding €bn	Secured funding from Monetary Authorities €bn	Secured funding private sources €bn	Total wholesale funding €bn
Less than three months	1	3	3	7
3 months to one year	2	—	3	5
One to five years	4	12	7	23
More than five years	1	—	3	4

Wholesale funding	8	15	16	39

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Wholesale funding
(unaudited)

Wholesale funding of €27 billion has decreased by €12 billion (net) since 31 December 2012 reflecting:

•
the termination on a no gain/no loss basis of the IBRC repo transaction of €3.1 billion on 13 February 2013 (see note 56 to the Consolidated Financial Statements);

•
the impact of lower net lending and the sale of assets from other Group entities to Bank of Ireland (UK) plc to the value of €1.5 billion, leading to a reduction in the liquid assets held by Bank of Ireland (UK) plc in excess of regulatory liquidity requirements; and

•
the remaining reduction of €7 billion is primarily due to the reduction in funding requirements for the lending book.

At 31 December 2013, €19.9 billion or 72% of wholesale funding had a term to maturity of greater than one year (31 December 2012: €27 billion or 68%). Of the €7 billion of wholesale funding with less than one year to maturity €6 billion is secured funding of which €4 billion is Private market repo funding.

At 31 December 2013, €2.7 billion or 98% of wholesale funding covered by the ELG has a maturity date of greater than one year. Final maturity of the covered liabilities is expected to occur by December 2017, with c.80% of the covered liabilities of €3 billion expected to mature by 30 June 2015.

Other funding from Monetary Authorities (gross) of €8 billion has decreased by €4 billion since 31 December 2012 due to the repayment of amounts borrowed through the ECB's LTRO. At 31 December 2013, all of the Group's Monetary Authority drawings are under the LTRO and include €4.0 billion of funding related to NAMA senior bonds. Borrowings under the LTRO will mature by 26 February 2015.

During the year ended 31 December 2013, the Group has continued to access the longer term debt markets with:

•
€2 billion of Irish Mortgage Asset Covered Securities across three transactions:

•
a €500 million five-year transaction in March 2013 at a price of 190 basis points above mid swaps;

•
a €500 million seven-year transaction in September 2013 at a price of 195 basis points above mid swaps; and

•
a €1 billion three and half-year transaction in November 2013 at a price of 120 basis points above mid swaps.

A €500 million three-year unguaranteed senior unsecured funding transaction in May 2013 at a price of 220 basis points above mid swaps, which was the Group's first fully unguaranteed senior unsecured term funding transaction since June 2008.

Since the year end the Group has issued a €750 million five year senior unsecured term funding transaction in January 2014 at a price of 210 basis points above mid swaps and a €750 million five year Irish Mortgage Asset Covered Securities transaction in March 2014 at a price of 80 basis points above mid swaps.

The Group repaid €2.8 billion of senior unsecured debt during 2013. As set out in note 56 to the Consolidated Financial Statements, the IBRC repo transaction was terminated by the Group on a no gain/no loss basis effective on 13 February 2013, reducing wholesale funding by €3.1 billion.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Liquidity risk reporting
(unaudited)

The Group's liquidity risk appetite is defined by the Court of Directors to ensure that funding and liquidity are managed in a prudent manner. The Court monitors adherence to the liquidity risk appetite through the quarterly Court Risk Report. An annual review process is in place to enable the Court to assess the adequacy of the Group's liquidity risk management process.

Through this process, management advises the Court of any significant changes in the Group's funding or liquidity position. Management receive daily, weekly and monthly funding and liquidity reports which are monitored daily against the Group's risk appetite statement. It is the responsibility of ALCO to ensure that the measuring, monitoring and reporting of funding and liquidity is adequately performed and complies with the governance framework.

On a monthly basis, the Court and the CRC receive the results of liquidity stress tests which estimate the potential impact on Group liquidity in a range of scenarios. On a semi-annual basis, the Court and CRC review and approve the stress test results. The Court is also advised in the monthly CEO Report of emerging developments in the area of funding and liquidity in the markets in which the Group operates.

3.3  Market risk

Key points: (unaudited)

•
The reduction in size of the balance sheet through de-leveraging and the normalisation of financial markets has materially reduced the Group's exposure to basis risk (including cross currency basis risk), which has been a central focus of market risk management in recent years. Nonetheless, this area of risk will continue to be actively monitored and managed.

•
The Value at Risk (VaR) arising from discretionary risk remains at low levels, but this partly reflects the exceptionally low levels of interest rate volatility. The Group continues to take moderate trading positions in interest rate, foreign exchange (fx) and traded credit markets.

•
In 2013, the Group devoted substantial resources to its preparations for the central clearing of standardised derivatives under the European Market Infrastructure Regulation (EMIR) and related obligations, notably trade reporting. The Group is well-positioned to manage its business and meet its regulatory obligations in the new environment.

Definition
(audited)

Market risk is the risk of loss arising from movements in interest rates, fx rates or other market prices.

Market risk arises naturally through customer lending and deposit-taking, the servicing of customer fx and other customer risk management needs, wholesale funding and investment in securities for liquid asset purposes.

It is Group policy to minimise exposure to market risk, subject to a relatively conservative permission to take discretionary risk. Nonetheless, certain structural market risks remain and, in some cases, are difficult to eliminate fully. These structural risks arise inter alia from the presence of non-interest related assets and liabilities on the balance sheet, the multiplicity of pricing conventions for variable rate assets, liabilities and derivatives, the multi-currency mix of assets and liabilities and the requirement in the Group's case to fund sterling assets out of euro. In addition, the Group bears economic exposure to changes in the value of

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

securities held as liquid assets or held in the non-linked book in New Ireland Assurance Company plc (NIAC) arising from credit spread movements.

Risk management, measurement and reporting
(audited)

The management of market risk in the Group is governed by the Group's Risk Appetite Statement and by the Group Policy on Market Risk, both of which are approved by the Court. Market risk limits and other controls are set by the Group's Asset and Liability Committee (ALCO) which has primary responsibility for the oversight of market risk.

Group Market Risk is responsible for ensuring that Group identifies, understands and measures the market risks to which it is exposed. It is charged with maintaining a policy framework and a set of methods to quantify market risk that are appropriate and fit for purpose and with operating effective monitoring and reporting arrangements that ensures compliance with policy, limits and other controls. Management receives daily, weekly and monthly reports that show compliance with the Group's market risk limits on both discretionary and structural risks. On a quarterly basis, the Court monitors adherence to the defined risk appetite for market risk through the quarterly Court Risk Report.

In the case of the Group's banking business, interest rate risk arising on customer lending and term deposit-taking is centralised by way of internal hedging transactions with Bank of Ireland Global Markets (BoIGM), which is the treasury execution arm of the Group. Market risk also arises through wholesale funding, investment in securities for liquid asset purposes, the creation of certain savings products (mainly equity-linked) and through servicing the fx and interest-rate risk management needs of corporate and business customers.

With the exception of interest rate and cross-currency basis risk (which is discussed below under Structural Risks), these naturally arising market risks are hedged by BoIGM as a matter of course with external markets or—in the case of a small quantum of the risks concerned—are run as short-term discretionary risk positions subject to policy and limits. Discretionary risk-taking is confined to interest rate, fx and traded credit risk.

Similarly, market risks in the Group's life assurance business, NIAC, are minimised. However, certain residual risks are inherent in this business, notably exposure to credit spreads on assets held in the non-unit linked book and indirect exposure to equity markets through changes in the discounted value of fees applied to equity assets held by policy holders in insurance contracts. This is discussed in greater detail below.

The activities set out above involve, in many instances, transactions in a range of derivative instruments. The Group makes extensive use of derivatives to hedge its balance sheet, service its customer needs and—to a much lesser extent—assume discretionary risk.

The Group's participation in derivatives markets is subject to policy approved by the GRPC. The Group makes a clear distinction between derivatives which must be transacted on a perfectly hedged basis and those whose risks can be managed within broader interest rate or foreign exchange books. Since these books can be structured to assume some degree of discretionary market risk, derivative positions held within them will not necessarily be exactly hedged. Discretionary market risk can only be assumed in clearly defined categories of derivatives which are traded in well- established liquid markets, supported by industry standard conventions and documentation and valued in accordance with generally accepted methods.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Structural and other economic risks
(audited)

Notwithstanding the overriding objective of running minimal levels of market risk, certain structural market risks remain and are managed centrally as part of the Group's asset and liability management process. In addition, certain residual economic risks are inherent in the Group's balance sheet, notably exposure to changes in credit spreads in the case of securities and certain liabilities.

Structural interest rate risk

Structural interest rate risk arises from the existence of non-interest bearing liabilities and assets on the balance sheet. The principal non-interest bearing liabilities are equity and non-interest bearing current accounts; the principal assets are expected recoveries on impaired loans. It is Group policy to invest its net non- interest bearing liabilities (or free funds) in a portfolio of swaps with an average life of 3.5 years and a maximum life of 7 years. This has the effect of mitigating the impact of the interest rate cycle on net interest margin. The structural risk arising on impaired loans is managed with a combination of swaps and natural offsets on the liability side of the balance sheet.

Basis risk

The multiplicity of re-pricing conventions for variable rate assets, liabilities and derivatives creates an exposure to changes in the differential between these rates known as reset basis risk. In the Group's case, the principal rates used for product and derivative repricing are 1, 3 and 6 month Euribor and sterling Libor, the ECB Refinancing Rate and the Bank of England Base Rate. Changes in the level of systemic stress in financial markets, structural supply/demand factors and the policy actions of central banks can bring about sustained changes in the differential, or basis, between these different floating rate indices and this, in turn, can have an adverse impact on the Group's net interest margin. The Group employs selective hedging to reduce its exposure to reset basis risk.

In addition, the requirement to fund a material part of the Group's sterling balance sheet from euros creates a structural exposure to the cost of hedging this currency mismatch which is known as cross currency basis. The Group actively hedges this exposure to secure the funding of the sterling balance sheet and smooth the exposure to cross currency basis.

Structural foreign exchange risk

The Group defines structural foreign exchange risk as the exposure of its key capital ratios to changes in exchange rates. Changes in exchange rates can increase or decrease the overall euro- equivalent level of RWAs. It is Group policy to manage structural foreign exchange risk by ensuring that the currency composition of its RWAs and its structural net asset position by currency are broadly similar. This is designed to minimise the impact of the exchange rate movements on the principal capital ratios.

At 31 December 2013, the Group's structural net asset positions in sterling and US dollar are set out in the table below. This represents the Group's net investment in subsidiaries, associates and branches, the functional currencies of which are currencies other than euro.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Reflecting a range of initiatives, the Group has reduced its structural net asset positions, as set out in the table below:

Structural fx position	31 December 2013 €m	31 December 2012 €m
Sterling—net asset position	2,649	2,833
US dollar—net asset position	438	430

Total structural fx position	3,087	3,263

Unaudited:

A 10% strengthening in both sterling and US dollar against the euro would have resulted in an increase in the Group's Core tier 1 ratio of 7 basis points as at December 2013.

Credit spread risk on available for sale assets
(unaudited)

The Group bears economic exposure to changes in credit spreads on traded securities. Securities purchased as liquid assets are held at fair value on the balance sheet with movements in fair value (other than changes due to impairments) recognised in the reserves. At 31 December 2013, the Group held €12.1 billion in securities classified as available for sale financial assets (31 December 2012: €11.1 billion). A one basis point increase in the average spread to Euribor or Libor of the book at 31 December 2013 would have reduced its value by €4.6 million (31 December 2012: €4 million). Analogous economic risk exists in relation to securities held against the non-linked book in the NIAC, discussed below.

Discretionary market risk
(audited)

Discretionary market risk is any risk that is voluntarily assumed in anticipation of a gain from favourable movements in financial markets. Discretionary risk can be taken by leaving naturally arising customer or wholesale-generated risks un-hedged for a period or by taking proprietary positions in the market.

Discretionary market risk is subject to strict controls which set out the markets and instruments in which risk can be assumed, the types of positions which can be taken and the limits which must be complied with. BoIGM's discretionary market risk is confined to interest rate risk, fx risk and credit spread exposure to sovereigns, financials and credit default swap (CDS) indices.

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

The Group measures VaR for a one-day horizon at the 99% (two-tailed) level of statistical confidence. This means that, for a given set of market risk positions on a given day, the Group believes there is no more than a 1% chance of a gain or loss in excess of the VaR number over the following day.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The Group recognises that VaR is subject to certain inherent limitations and therefore VaR limits are supplemented by scenario-based stress tests and long run historic simulations. Position limits and 'stop losses' are also central to the control environment.

The Group's peak, average and end-of- year one-day VaR is shown in the table below for interest rate and fx risk. In the case of interest rate risk, this distinguishes between overall interest rate risk (Trading plus Banking Book) and interest rate risk in the Trading Book.

The Group's peak, average and end of period, 1 day VaR in the year ended 31 December 2013 and in the year ended 31 December 2012 are set out in the following table:

Value at risk	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Overall interest rate VaR
Peak	1.9	1.9
Average	0.7	0.8
End period	0.4	0.2
Trading book interest rate VaR
Peak	1.4	1.8
Average	0.6	0.7
End period	0.2	0.2
Foreign exchange VaR
Peak	1.3	0.9
Average	0.8	0.4
End period	0.3	0.3

Market risk in NIAC
(unaudited)

Life insurance risk is discussed in the section immediately to follow. The market risks inherent in life assurance are set out below.

NIAC's business consists of a non-unit linked protection policy book and a unit linked book.

Under IFRS, insurance contracts are accounted for on a discounted cash flow (DCF) basis. This means that any change in the discounted value of its liabilities that is not exactly matched by the combined effect of changes in the market value of its assets and the discounted value of certain future income streams will flow through to earnings. At 31 December 2013, NIAC's assets consisted of €890 million in a mix of eurozone sovereign bonds (31 December 2012: €813 million) and €287 million in non-sovereigns (31 December 2012: €178 million).

In managing the interest rate risk, in its non-linked book, NIAC has regard to the sensitivity of its solvency reserves as well as its IFRS earnings to market movements. These sensitivities will not typically be the same because there is not an exact correspondence between earnings and changes in reserves. NIAC follows a policy of close asset/liability matching to ensure that the exposure of its reserves to interest rate movements remains within prudent tolerances. This will tend to be associated with a somewhat higher sensitivity of IFRS earnings to interest rate movements.

Earnings on its non-linked book can also be affected by credit spread changes. A widening of sovereign—and to a much lesser extent corporate—credit spreads can adversely affect reserves and profitability. This

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

is mitigated by diversification across eurozone sovereigns and between sovereigns and corporates, but it can not be fully eliminated.

At 31 December 2013, the impact on earnings of a 50 basis point parallel shift in yield curves, holding spread relationships constant, would have been €11 million negative for an upward shift and €11 million positive for a downward shift (31 December 2012: €9 million negative and €7 million positive respectively).

At the same time, a 50 basis point widening of all credit spreads (measured as bond yields minus the corresponding swap rate) would have had an impact on earnings of €21 million negative, by a 50 basis point tightening would have had a positive impact of €21 million (31 December 2012: €17 million negative and €23 million positive).

NIAC's earnings are also indirectly exposed to changes in equity markets. This arises because a management fee is charged on the value of €4 billion of equities held for policy holders and insurance contracts in its unit-linked book. As equity markets move up and down, this gives rise to a change in current and discounted future stream of equity-related fees which is reflected in NIAC's earnings. Every 1% fall in equity markets applied to positions at 31 December 2013 would have reduced NIAC's earnings by €2 million (31 December 2012: €1 million reduction). Every 1% increase would have had an equal and opposite impact.

3.4  Life insurance risk

Key points: (unaudited)

•
The insurance market in Ireland remains challenging but with opportunities for well diversified, well focussed companies.

•
Persistency rates improved during the year and were in line with the long term average assumptions and management of persistency remains a key focus.

•
Solvency II will commence in 2016 and a number of interim measures will apply from 2014.

Definition
(audited)

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
(audited)

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

reinsurers that may be used and the optimal structure of its reinsurance arrangements. The Reinsurance Committee comprises senior members of the management team with actuarial and underwriting expertise.

Risk measurement
(audited)

The amount at risk on each life insurance policy is the difference between the sum assured payable on the insured event and the reserve held. Risk experience is monitored monthly. Actual claims experience is compared to the underlying risk assumptions (including difference between sum assured and reserves and expected movement in VIF). Risk profits and losses are reported to senior management and reflected in new business pricing and new product design.

Risk mitigation
(audited)

NIAC mitigates the potential impact of insurance risk through a number of measures. These include reinsurance, underwriting, contract design and diversification.

Risk reporting
(audited)

An update on the status of life insurance risk is included in the Court Risk Report which is presented to the GRPC, the CRC and the Court on a quarterly basis.

Future developments
(audited)

Solvency II is the new pan European regulatory framework for insurance companies. When implemented, it will transition the regulatory framework to a more risk based system coupled with additional governance and disclosure requirements. It is expected that the new capital regime will apply from 1 January 2016. From 2014 onward companies are expected to demonstrate their readiness for Solvency II through compliance with the interim guidelines.

3.5  Regulatory risk

Key points:

•
The regulatory environment continued to be challenging through 2013 as had been projected in 2012.

•
The key focus during the year from a regulatory risk perspective was ensuring compliance with the existing regulatory requirements of the Central Bank of Ireland, the Financial Conduct Authority (FCA) and Prudential Regulatory Authority (PRA) of the UK.

•
There remains a strong Group focus on ensuring compliance with regulatory obligations including upstream obligations. During the year the Group prepared for the implementation of Single European Payments Area (SEPA), Capital Requirements Directive IV (CRD IV) and European Market Infrastructure Regulation (EMIR) and this will continue in 2014

•
The heavy regulatory and compliance agenda is expected to continue in 2014 and will be influenced by the creation of the Single Supervisory Mechanism. The Group will maintain its focus on continuing compliance and will ensure that enhancements are made where appropriate with respect to its oversight and management of its regulatory obligations.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Definition

Regulatory risk is the risk of failure to meet new or existing regulatory and/or legislative requirements and deadlines or to embed requirements into processes. It also includes the risk to the Group's capital, liquidity and profitability from the impact of future legislative and regulatory changes. It arises from a failure to comply with the laws, regulations or codes applicable to the financial services industry such as prudential, conduct and AML obligations, in the jurisdictions within which the Group operates. Non-compliance has adverse reputational and financial implications and may lead to fines, public reprimands, enforced suspension of operations or, in extreme cases, withdrawal of authorisation to operate.

Risk management, measurement and reporting

The Group manages regulatory risk under the Group risk management framework. The framework identifies the Group's formal governance process around risk, its framework for setting risk appetite and its approach to risk identification, assessment, measurement, management and reporting. This is implemented by accountable executives, monitored by the Group Regulatory Compliance and Operational Risk Committee (GRCORC), and within the overall Group risk governance structure outlined on page 86 and supported by the Group Regulatory Compliance and Operational Risk (GRCOR) function. The effective management of regulatory risk is primarily the responsibility of business management.

As detailed in the Group's risk appetite statement, the Group adopts a zero- tolerance to regulatory risk, however acknowledges that instances may occur as a consequence of being in business. The Group has therefore established a formal approach to ensure the identification, assessment, monitoring, management and reporting of these instances. The Group also undertakes risk based regulatory and compliance monitoring, and annual monitoring plans are in place and reviewed regularly to reflect changes or emerging risks. business unit regulatory compliance reports are analysed and reviewed at Divisional and Group levels. The current status of regulatory risk is reported to senior executives and Court members through the Court Risk Report on a quarterly basis.

Risk mitigation

Risk mitigants include the early identification, appropriate assessment and measurement and reporting of risks, however the primary risk mitigants for regulatory risk are the appropriate controls in place throughout the business. A robust mandatory training programme to support the Group's strong compliance culture is in place.

3.6  Operational risk

Key points:

•
In support of effective mitigation and control of operational risk, the Group continued to enhance its operational risk management framework including organisational structures, risk identification process and systems in support of effective mitigation and control of operational risk.

•
Throughout 2013, regulatory bodies within all relevant jurisdictions have continued their focus on overseeing the development of operational risk standards throughout 2013. The Group has maintained constructive engagements with supervisors and is focussed on meeting its regulatory obligations including fulfilling specified risk mitigation requirements within expected timeframes.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Definition

The Group faces operational risks in the normal pursuit of its business objectives. operational risk is defined as the risk of loss resulting from inadequate or failed internal processes and systems, or from external events. As such, operational risk encompasses a very broad range of sources of potential financial loss which the Group actively seeks to mitigate, transfer and control including for instance, business disruption, financial crime, outsourcing, information security and technology risks.

Risk management

The Group faces operational risks in the normal pursuit of its business objectives. The primary goals of operational risk management and assurance are ensuring the sustainability of the Group's operations and the protection of its reputation; by controlling, mitigating or transferring the risk of financial losses. By its nature, operational risk cannot be fully eliminated, however the Group has established a formal approach to the management of operational risk in the form of an 'Operational Risk Management Framework' which defines the Group's approach to identifying, assessing, managing, monitoring and reporting the operational risks which may impact the achievement of the Group's business objectives. It consists of inter alia:

•
formulation and dissemination of a Group Operational Risk policy specifying the risk management obligations of management within the Group;

•
establishment of organisational structures for the oversight, monitoring and management of operational risk throughout the Group;

•
embedding formal operational risk management processes and standards within business and support units throughout the Group; and

•
maintaining competencies of relevant staff in the operational risk management process and awareness of potential exposures.

Operational risk policy

The Group's exposure to operational risk is governed by policy formulated by the GRCORC and approved by the CRC within the overall Group risk governance structure outlined on page 86.

Risk mitigation and transfer

In addition to business unit risk mitigation initiatives, the Group implements specific policies and risk mitigation measures for key operational risks, including financial crime, data protection and privacy, outsourcing and business disruption risks. This strategy is further supported by risk transfer mechanisms such as the Group's insurance programme, whereby selected risks are reinsured externally.

The Group holds Pillar I regulatory capital to cover the potential financial impact of operational risk events, and has adopted the Standardised Approach (TSA) to determine its capital requirement.

Operational risk events

An operational risk event is any circumstance where as a result of an operational risk materialising, the Group has, or could have made a gross, financial loss. A standard reporting threshold is used across the Group for recording such events and for standard inputs to Common Reporting (COREP) reporting to the CBI. Every business unit within the Group submits detailed operational risk event information. This

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

information includes the gross loss amount, direct and indirect recoveries and causes and remediation initiatives.

Risk reporting

The Court receives a quarterly operational risk update via the Court Risk Report. In addition, there is an annual challenge and review process in place to enable the Court to consider the adequacy of Group- wide operational risk management processes and whether residual risks remain within the Group's Risk Appetite.

The Head of the GRCOR function reports to the GRCORC on the status of operational risk in the Group, including the status of the top operational risks across the Group and the progress of associated risk mitigation initiatives, significant loss events and the nature, scale and frequency of overall losses.

3.7  Business and strategic risk

Key points:

•
The Court initiated a major review of the Group's strategic objectives during 2013 and concluded that the strategic shape and focus of the Group remains appropriate.

•
The Group's strategic positioning was reaffirmed in 2013 with the EC's approval of the retention of New Ireland Assurance.

•
The Group made good progress in 2013 in improving its net interest margin despite very low official interest rates.

•
The Group continues to effectively manage significant change and cost reduction programmes whilst investing in its infrastructure, complying with regulatory requirements and seeking to enhance the experience of the Group's customers in their dealings with the Group.

Definition

Business risk is defined as the risk to the Group (i.e. income, net worth or reputation) which could be associated with:

•
a change in the operational economics of the Group; and/or

•
exposure to an event which causes reputational damage to the Group.

The risk may arise from a change in the competitive environment, new market entrants, new products, or a failure to anticipate or mitigate a related risk. Typically business risk occurs in a one year time-frame and references the risk to earnings caused by changes in the above factors.

Strategic risk is defined as the risk to the Group (i.e. income, net worth or reputation) which could be associated with:

•
failure to develop a strategy, leaving the Group exposed to developments that could have been foreseen including adverse macro-economic or market changes;

•
poor execution of a chosen strategy, whatever the cause, including investments not aligned with strategic direction; and/or

•
failing to realign a strategy, when one or several of the fundamental assumptions underpinning that strategy have changed, making that strategy inappropriate.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Strategic risk general relates to a longer timeframe than business risk.

Business and strategic risk is impacted by other risks that the Group faces that may contribute to an adverse change in the Group's revenues and/or costs if these risks were to crystallise. Examples include funding risk (through volatility in the cost of funding), interest rate risk, operational risk, regulatory and reputation risks.

Risk management, measurement and reporting

Business units and divisions are responsible for delivery of their business plans and management of such factors as pricing, sales volumes, operating expenses and other factors that can introduce earnings volatility.

The Group reviews business and strategic risk as part of the annual risk identification process. The risk is managed on a divisional basis, and measured quarterly, with a scorecard addressing moves in key indicators around income diversification, margin trends, customer advocacy, direct and indirect costs and staff turnover. Input from the Group's divisions is collated by Credit and Market Risk, who liaise with Group Finance to provide an overall group context and assess the impact of changes in the environment on the Group's business plan. An update is provided quarterly in the Court Risk Report.

Risk mitigation

The Group mitigates business risk through business planning methods, such as the diversification of revenue streams, cost base management and oversight of business plans which reflect expectations of the external environment and the Group's strategic priorities. At an operational level, the Group's annual budget process sets expectation at a business unit level for volumes and margins. The tracking of actual and regularly forecasted volumes and margins against budgeted levels is a key financial management process in the mitigation of business risk. In the case of strategic risk, this risk is mitigated through update to the Court on industry developments, regular updates on the key macro-economic environment impacting the Group's activities, a review of the competitive environment and strategies at a divisional and business unit level, and the Group's EU Restructuring Plan commitments. The Group's EU Restructuring Plan commitments are monitored by an EC appointed Monitoring Trustee with updates on progress provided to the Court through the monthly CEO Report.

3.8  Pension risk

Key point:

•
Due to adverse market conditions impacting the value of liabilities, deficits exist in the majority of the Group sponsored Defined Benefit (DB) schemes. As the pension funds continue to be subject to market fluctuations, and interest rate and inflation risks, a level of volatility associated with defined benefit pension funding remains. Therefore, as a result of the current financial market difficulties and recent changes to both pension and accounting regulations, a review of the Group sponsored defined benefit pension schemes was initiated. During 2013, the Group completed a review of the main Group sponsored defined benefit pension scheme, the BSPF. The proposals arising from the review were accepted by the main trade union, the Irish Bank Officials Association.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

Definition

Pension risk is the risk that the assets in the Group sponsored defined benefit pension schemes fail to generate returns that are sufficient to meet the schemes' liabilities and the Group, as sponsor, would elect to or may have to make up the shortfall, or a significant part of it.

Risk management, measurement and reporting

The Group sponsors a number of defined benefit pension schemes for past and current employees. The Group's net IAS 19 pension deficit at 31 December 2013 was €0.8 billion (31 December 2012: €1.2 billion). The investment policy pursued to meet the schemes' estimated future liabilities is a matter for the Trustees and the schemes' Investment Committees. The Group, as sponsor, has an opportunity to communicate its views on investment strategy to the Trustees and receives regular updates including scenario analysis of pension risk.

The Court receives monthly updates on movements in asset, liabilities and the size of the deficit and also quarterly updates through the Court Risk Report. In addition, there is an annual review of pension risk to ensure that the Court is satisfied with the processes in place to manage the risk and that residual risk is within the Group's risk appetite.

Risk mitigation

In order to mitigate pension risk, a new hybrid scheme was introduced in 2006 for all new entrants (see note 44 to the Consolidated Financial Statements) and the defined benefit schemes were closed to new entrants. In 2010 the Group carried out an extensive pensions review in order to address the pension deficit by a combination of benefits restructuring and additional employer contributions over a period of time. Since 2010 the Group has paid c.€400 million of additional employer contributions and expects to pay a further €350 million in the period to 2016. In 2013, a further review, which incorporated benefit restructuring, was carried out which reduced the pension deficit and is expected to further reduce the deficit through additional employer contributions which will broadly match this reduction. In addition, a defined contribution scheme is to be introduced for all new employees and, subject to the agreement of the scheme Trustees, there will be an acceleration of risk reduction in the asset portfolio. By December 2013, the Group has recognised a reduction in the pension deficit of €391 million net of directly related expenses.

However a deficit still exists and as the pension funds are subject to market fluctuations, and interest rate and inflation risks, a level of volatility associated with pension funding remains.

3.9  Reputation risk

Key points:

The Group's reputation continues to be influenced and shaped by a range of factors; macro-economic and political environment, media and public commentary and general sector developments. More specifically Bank of Ireland decisions and actions in pursuit of its strategic and tactical business objectives and their interaction with the external environment will also influence reputation.

Within this context, the actions and achievements of the Group over the past twelve months have succeeded in enhancing the Group's reputation, most notably:

•
The only Irish bank with approved EU Restructuring Plans (subsequently amended and confirmed during the year) enabling the retention of NIAC.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

•
The Group's ability to generate and maintain customer deposits, following the exit from the Eligible Liabilities Guarantee.

•
Demonstrated access to wholesale markets, with successful bond issuance across the corporate structure.

•
Reimbursement of the Irish State's investment in the 2011 Contingent Capital Note and the 2009 Preference Shares.

•
Investment in RoI and NI branch networks and further development of UK Post Office partnership.

•
Meeting our target for new and increased lending to Irish SMEs and increasing share of SME and mortgage markets in Ireland.

•
Addressing the IAS 19 pension deficit.

•
Meeting CBI targets for mortgage arrears and SME resolution.

During the past year the Group has also managed the potential impact on its reputation when dealing with a number of challenges, for example:

•
Increased pricing on some products, to more properly reflect funding costs.

•
Migration to SEPA and related IT risks.

•
Initial customer impact of changes to the Branch model, put in place to ensure the Group maintains its current distribution footprint.

Definition

Reputation risk is defined as the risk to earnings or franchise value arising from adverse perception of the Group's image on part of the customers, suppliers, counterparties, shareholders, investors, staff, legislators or regulators. This risk typically materialises through a loss of business in the areas affected.

Risk management, measurement and reporting

Group Communications is the primary function responsible for managing reputation risk in Bank of Ireland. It includes all external and internal communications, stakeholder and government relations, and corporate responsibility, helping to reinforce the Group's reputation with its employees, customers, government, general public and the wider community. Reputation risk indicators are tracked on an ongoing basis. These indicators include external market conditions and risk events which may have the potential to impact reputation.

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

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

4  CAPITAL MANAGEMENT

Key points: (unaudited)

•
Common equity tier 1 (CET1) ratio is 12.3% on a pro forma basis under the Basel III/CRD IV transitional rules at 1 January 2014. On a pro forma full implementation basis including the 2009 Preference Stock the CET1 ratio is 9.0% at 31 December 2013. The observations from the CBI's BSA/AQR at 30 June 2013 have been addressed in these reported capital ratios.

•
Leverage ratio is 4.9% on a Basel III/CRD IV pro forma transitional basis and 3.7% on a pro forma full implementation basis including 2009 Preference Stock.

•
The Capital Requirements Regulation (CRR) was published in the Official Journal of the EU on 27 June 2013 and applies from 1 January 2014. The Group continues to expect to maintain a buffer above a CET1 ratio of 10% on a Basel III transitional basis.

•
The CBI's BSA/AQR confirmed that the Group had adequate capital to meet the requirements determined under the BSA. The Group was not required to raise additional capital as a result of the BSA.

•
On 4 December 2013, the Group announced a capital package in relation to the 2009 Preference Shares which had been agreed with the Irish State and the CBI, comprising (i) the placing of new units of ordinary stock to generate proceeds of c.€537 million (net of expenses), to redeem c.€537 million of the 2009 Preference Shares and (ii) the sale by the NPRFC of €1.3 billion 2009 Preference Shares to private investors. In addition, the Group stated its intention not to redeem the 2009 Preference Stock prior to January 2016, save in certain limited circumstances which would include changes in regulatory capital treatment, breach of waiver deed and taxation. The Group also advised the CBI that it is not the Group's intention to recognise the 2009 Preference Shares as regulatory CET1 capital after July 2016, unless de-recognition would mean that an adequate buffer can not be maintained above applicable regulatory requirements.

Capital management objectives and policies
(audited)

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

Unaudited:

The EU Capital Requirements Directive (CRD I) came into force on 1 January 2007 and is divided into three sections commonly referred to as Pillars.

•
Pillar I introduced the Internal Ratings Based Approach (IRBA) which permits banks to use their own internal rating systems to calculate their capital requirements for credit risk. Use of IRBA is subject to regulatory approval Where credit portfolios are not subject to IRBA, the calculation of the minimum capital requirements is subject to the Standardised Approach;

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

•
Pillar II of the CRD deals with the regulatory response to the first pillar whereby banks undertake an Internal Capital Adequacy Assessment Process (ICAAP) which is then subject to supervisory review; and

•
Pillar III of the CRD (Market Discipline) involves the disclosure of a range of qualitative and quantitative information relating to capital and risk. The CRD also introduced a requirement to calculate capital requirements, and to set capital aside, with respect to operational risk. In assessing capital adequacy the Group is also required to set capital aside for market risk. The Group considers other methodologies of capital metrics used by rating agencies. Separately it also calculates economic capital based on its own internal models. The Group stress tests the capital held to ensure that under difficult conditions, it continues to comply with regulatory minimum ratios.

Basel III/CRD IV
(unaudited)

The Capital Requirements Directive IV (CRD IV) and the CRR were published in the Official Journal of the EU on 27 June 2013. The CRR had direct effect in EU member states and CRD IV was required to be implemented through national legislation in EU member states by 31 December 2013. CRD IV also includes requirements for regulatory and technical standards to be published by the European Banking Authority (EBA). Many of these have not yet been published or their impact is uncertain. The CRD IV legislation is being implemented on a phased basis from 1 January 2014, with full implementation by 2019.

The Group continues to expect to maintain a buffer above a CET1 ratio of 10% on a transitional basis. The Basel III/CRD IV transition rules results in a number of new deductions from CET1 capital being introduced on a phased basis typically with a 20% impact in 2014, 40% in 2015 and so on until 2018. The Central CBI published their 'Implementation of Competent Authority Discretions and Options in CRD IV and CRR' on 24 December 2013 which clarifies the application of transitional rules in Ireland under CRD IV.

Regulatory initiatives
(unaudited)

Ahead of Ireland's exit from the EU/IMF programme of support, the CBI undertook a BSA/AQR. The BSA/AQR was a point in time capital assessment as at 30 June 2013 and included an assessment by the CBI of risk classifications and provisions and a review of the appropriateness of calculations of RWAs. In December 2013, the CBI confirmed that Bank of Ireland had adequate capital as at 30 June 2013 to meet the requirements determined under the BSA. Consequently, the CBI did not require Bank of Ireland to raise additional capital as a result of the BSA.

As part of the BSA, the CBI also made a range of observations on the Group's treatment of expected loss on mortgage assets, the level of impairment provisions at 30 June 2013 and the Group's RWA calculations. The CBI requested that the Group consider these observations in preparing its financial results and Annual Report for the year ended 31 December 2013. The Group has done so by incorporating the updated treatment of expected loss and has taken the CBI's observations into consideration as part of its comprehensive process in setting the year end impairment provisioning stock and associated impairment charge for 2013. Further engagement in respect of risk weighted assets is envisaged with the Central Bank of Ireland during 2014 and, in the meantime, the Group has applied certain Central Bank of Ireland required BSA adjustments to the outputs of the Group's RWA calculations, which are also addressed in the Group's reported capital ratios at 31 December 2013.

BANK OF IRELAND GROUP

BUSINESS REVIEW (Continued)

The BSA also included a Data Integrity Verification (DIV) element to ensure key data, data fields and processes are robust. There were no findings or issues arising from the DIV that materially impact the BSA. The BSA represents a review under the CBI's Supervisory Review and Evaluation Process (SREP) and Full Risk Assessment (FRA) and, as such, the result may be considered by the CBI in determining the Pillar II capital requirements of the Group.

The European Central Bank (ECB) under the forthcoming Single Supervisory Mechanism (SSM) will also conduct a Comprehensive Assessment (CA) during 2014. The CA will include a balance sheet and risk assessment and is expected to encompass the European Banking Authority (EBA) and ECB EU-wide stress test.

Capital resources

The following table sets out the Group's capital resources.

Group capital resources	31 December 2013 €m	Restated(1) 31 December 2012 €m
Nominal amount outstanding of 2009 Preference Stock	1,300	1,837
Other equity (including equity reserves)	6,575	6,820

Stockholders' equity	7,875	8,657
Non-controlling interests—equity	(6)	(2)

Total equity	7,869	8,655
Undated subordinated loan capital	162	165
Dated subordinated loan capital	1,513	1,542

Total capital resources	9,544	10,362

(1)
As outlined in the Group accounting policies on pages 224 and 225, the comparative period has been restated to reflect the adoption of IAS 19 Employee Benefits (Revised 2011) (IAS 19R) and IFRS 10 Consolidated Financial Statements. See note 62 to the Consolidated Financial Statements for additional information.

Unaudited:

In the year ended 31 December 2013 the Group's total capital resources decreased by €0.8 billion to €9.5 billion due primarily to:

•
the loss after tax arising during the year ended 31 December 2013 driven by impairment charges on loans and advances to customers;

•
the payment of €0.2 billion in dividends for the State's preference shares.

BANK OF IRELAND GROUP

GOVERNANCE

CORPORATE GOVERNANCE STATEMENT

The Court of Directors (the Court) is accountable to stockholders for the overall direction and control of the Group. It is committed to high standards of governance designed to protect the interests of stockholders and all other stakeholders while promoting the highest standards of integrity, transparency and accountability.

A key objective of the Group's governance framework is to ensure compliance with applicable legal and regulatory requirements. The Governor and Company of the Bank of Ireland (the Bank) is subject to the Central Bank of Ireland's Corporate Governance Code for Credit Institutions and Insurance Undertakings (the Irish Code which is available on www.centralbank.ie), including the additional requirements of Appendix 1 of the Irish Code for major institutions. It is also subject to the UK Corporate Governance Code 2012 published by the Financial Reporting Council in the UK (the UK Code which is available on www.frc.org.uk) and the Irish Corporate Governance Annex to the Listing Rules of the Irish Stock Exchange (the Irish Annex which is available on www.ise.ie). As a non-US company listed on the New York Stock Exchange, the Bank is permitted to follow these home country corporate governance practices in lieu of most of the corporate governance standards set out in Section 303A of the NYSE corporate governance standards (NYSE Rules), which domestic US companies must follow. Further details, including the significant differences between the Group's practice and NYSE Rules, are set out on page 175.

The Directors believe that the Bank complied with the provisions of the Irish Code throughout 2013. They also believe the Bank complied with the provisions of the UK Code and the Irish Annex throughout 2013, otherwise than as set out herein:

•
Tom Considine's membership of the Group Audit Committee and Joe Walsh's membership of the Group Remuneration Committee. As these directors were nominated by the Minister for Finance under the terms of the Credit Institutions (Financial Support) Scheme, 2008 and are not required to stand for election or regular re-election by stockholders, they are not classified as independent non-executive directors. Both Committees benefit from the judgement and the quality of the contributions of Tom Considine and Joe Walsh and do comprise a minimum of three independent non-executive directors as per provisions D.2.1 and C.3.1 of the UK Code;

•
provision B.7.1 of the UK Code requires annual election of directors by stockholders. In accordance with the Bye-Laws of the Bank, Tom Considine and Joe Walsh are not required to put themselves up for re-election on an annual basis and accordingly were not submitted for re-election at the Annual General Court held in 2013. In the case of both Directors, the requirement to stand for re-election is dispensed with for as long as they remain Government Appointees in accordance with the Bye-Laws of the Bank; and

•
it is the Group's practice for all Directors to attend the Annual General Court of the Bank. In 2013 two Directors were unable to attend the Annual General Court due to separate personal issues. Both Directors conveyed their thoughts on the Group's strategy and progress to the Chairman who shared these views with attendees at the meeting.

Details of how the Bank applied the main and supporting principles of the UK Code throughout the year ended 31 December 2013 are set out in this report and in the Remuneration Report. These reports also cover the disclosure requirements set out in the Irish Annex, which supplement the requirements of the UK Code with additional corporate governance provisions.

The Group believes it has robust governance arrangements, which include a clear organisational structure with well defined, transparent and consistent lines of responsibility, effective processes to identify, manage,

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

monitor and report the risks to which it is or might be exposed and adequate internal control mechanisms, including sound administrative and accounting procedures, IT systems and controls. The system of governance is subject to regular internal review.

Directors are aware that, should they have any material concern about the overall corporate governance of the Group, it should be reported without delay to the Court and, should their concerns not be satisfactorily addressed within five business days, the Directors should report the concern to the Central Bank of Ireland.

The Court's oversight of risk and control is facilitated through delegation of certain responsibilities to Committees of the Court, the principal Committees being the Group Audit Committee, the Court Risk Committee, the Group Nomination and Governance Committee and the Group Remuneration Committee. Details of these Committees are set out on pages 162 to 175 and 196. The terms of reference of the Committees are reviewed annually by the relevant Committees and by the Court and are available on the Group's website (www.bankofireland.com) or by request to the Group Secretary.

The Court of Directors

Board Size and Composition

At close of business on 31 December 2013, the Court comprised fourteen Directors: the Governor, who was independent on appointment, two Executive Directors and eleven non-executive Directors, seven of whom have been determined by the Court to be independent non-executive Directors in accordance with the requirements of the UK Code and Irish Code. All of the Directors except Davida Marston (who was appointed to the Court on 24 April 2013) and Brad Martin (who was appointed to the Court on 23 July 2013) served on the Court throughout the year ended 31 December 2013. Prem Watsa retired as a Director on 23 July 2013. Biographical details, including each Director's background, experience and independence classification, are set out on pages 187 to 196.

The composition of the Court and its Committees is reviewed by the Group Nomination and Governance Committee and the Court, on an annual basis, to ensure that there is an appropriate mix of skills and experience. This includes a review of tenure, an assessment of the skills profile of the Court and consideration of succession for key roles, to ensure the Court and Committees have a comprehensive understanding of the Group's activities and the risks associated with them. In addition, where any appointment or resignation will alter the overall size of the Court, a review is undertaken to ensure that the composition remains appropriate. In advance of the appointment of Davida Marston, the Court concluded that the increase in the total number of Directors to fourteen was appropriate having regard to the operations of the Bank. The Court regards its current size and composition as appropriate to provide the broad range of skills and experience necessary to govern the business effectively, while enabling full and constructive participation by all Directors.

In 2013 the Group completed a review of the on-going fitness and probity of persons in 'pre-approval controlled functions' whereby Directors were asked to confirm any changes in circumstances in respect of their compliance with the Fitness and Probity Standards issued by the Central Bank of Ireland (the Standards). All changes in circumstance disclosed were assessed and their materiality determined. In addition external checks on financial soundness and probity, involving a review of various publicly available sources, were completed. With reference to the review process conducted, the Court concluded that each of the Directors of the Court has the requisite standard of fitness, probity and financial soundness to perform their functions with reference to the Standards.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Role of the Court

The Court's role is to provide leadership of the Group within the boundaries of Risk Appetite and a framework of prudent and effective controls which enable risk to be identified, assessed, measured and controlled. The Court sets the Group's strategic aims, ensuring that the necessary financial and human resources are in place for the Group to meet its objectives, and reviews management performance. The Court has a schedule of matters specifically reserved for its decision which is reviewed and updated regularly. Matters requiring Court approval include:

•
the determination of strategy;

•
determination of risk appetite, including approval of the Group's Risk Appetite Statement;

•
reviewing and agreeing company values with management;

•
overseeing the management of the business, including control systems and risk management;

•
approval of the Group's business plans and budgets;

•
overseeing corporate governance and succession planning;

•
acquisitions or divestments of companies for sums greater than €40 million except for credit management purposes;

•
approval of Core equity tier 1 capital investments of greater than €20 million in a regulated subsidiary and €40 million in any other subsidiary;

•
approving capital expenditure (in excess of €40 million);

•
approving guarantees entered into by the Group, other than in the normal course of business;

•
approving changes in the funding/benefits of Group pension schemes;

•
the approval of equity underwriting sums of greater than €20 million; and

•
certain specified senior management appointments.

The Court is also responsible for endorsing the appointment of individuals who may have a material impact on the risk profile of the Group and monitoring on an on-going basis their appropriateness for the role. The removal from office of the head of a 'control function', as defined in the Irish Code, is also subject to Court approval.

The Court is responsible for approving high-level policy and strategic direction in relation to the nature and scale of risk that the Group is prepared to assume to achieve its strategic objectives. The Court ensures that an appropriate system of internal control is maintained and reviews its effectiveness. Specifically, the Court:

•
sets the Group's Risk Appetite incorporating high level risk limits, thereby forming a boundary condition to strategy;

•
approves the Group Risk Framework which identifies the Group's formal governance process around risk and the approach to risk identification, analysis, measurement, management and reporting;

•
approves the projected balance sheets, income statements and capital projections including stress testing for the Group's Internal Capital Adequacy Assessment Process (ICAAP); and

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

•
approves the Group Credit Policy (incorporating the Group Forbearance Policy), Group Country Risk Policy, Group Funding and Liquidity Policy and Group Market Risk Policy. The Court also approves the Group Impairment Policy.

The Court receives regular updates on the Group's risk environment and exposure to the Group's material risk types through a Court Risk Report reviewed quarterly (and monthly for liquidity, credit and capital).

The strategy of the Group continued to receive considerable focus throughout 2013. In addition the following are amongst matters which received Court attention during the year:

•
the evolving capital and liquidity position throughout 2013 and implications of the Third Basel Accord on such requirements;

•
the capital structure of the Bank, with particular focus on the assessment of options in relation to the 2009 Preference Shares and the successful execution of a €1.9 billion capital package in relation to these shares;

•
the financial performance of the Group;

•
the performance of the Group's business divisions and its major subsidiaries;

•
the Mortgage Arrears Resolution Strategy (MARS);

•
IT strategy;

•
recovery and resolution planning;

•
developments in the regulatory and corporate governance environment;

•
EU restructuring plan revisions, including substitutions for the measure to divest of New Ireland Assurance Company plc (NIAC);

•
review of the Group's Communications Strategy; and

•
measures to address the pensions deficit.

Throughout 2013, the Court also received updates from the Group's principal businesses on the execution of their business strategy and considered reports from each of the principal Court Committees.

The Court held twelve scheduled meetings and three unscheduled meetings during the year ended 31 December 2013. To ensure oversight of major subsidiaries, the Court visited the registered office of its UK subsidiary, Bank of Ireland (UK) plc twice during the year and held a business review of NIAC.

Further details on the number of meetings of the Court and its Committees and attendance by individual Directors are set out on page 177.

The Group ensures that individual Directors of the Court have sufficient time to dedicate to their duties, having regard to applicable regulatory limits on the number of directorships held by any individual Director. As at 31 December 2013, Directors were within or had been granted a derogation/waiver from the limits set out for major institutions in the Irish Code, relating to restrictions on the number of directorships held in other financial and non-financial institutions. In the case of one Director, the Central Bank of Ireland granted a derogation/waiver from the requirements contained in paragraphs 7.7 and 7.8 respectively of Appendix 1 of the Irish Code.

Agendas and papers are circulated prior to each meeting to provide the Directors with relevant information to enable them to discharge fully their duties. The Group Secretary provides dedicated

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

support for Directors on any matter relevant to the business on which they require advice separately from or additional to that available in the normal Court process.

The Bank has in place Directors' and Officers' liability insurance in respect of legal actions against its Directors.

Governor, Deputy Governor and Group Chief Executive

The respective roles of the Governor, who is Chairman of the Court, and the Group Chief Executive, which are separate, are set out in writing and have been agreed by the Court. The Governor oversees the operation and effectiveness of the Court, including ensuring that agendas cover the key strategic items confronting the Bank and encouraging all Directors to participate fully in the discussions and activities of the Court. He also ensures that there is effective communication with stockholders and promotes compliance with corporate governance standards. The Governor commits a substantial amount of time to the Group and his role has priority over any other business commitment. There were no changes to the significant commitment of the Governor during the year ended 31 December 2013. During the year the Chairman and non-executive Directors met without the Executive Directors present, to discuss a range of business matters.

The Deputy Governor is the 'Senior Independent Director' ('SID'). The SID provides Court members, the Group Secretary, stockholders and customers with an additional channel, other than the Governor or the Group Chief Executive, through which to convey, should the need so arise, concerns affecting the Governorship or the Court, or any other issue.

The Group Chief Executive is responsible for execution of agreed strategy, holds delegated authority from the Court for the day to day management of the business and has ultimate executive responsibility for the Group's operations, compliance and performance. Procedures are in place to review the Group Chief Executive's contract at least every five years and this was last reviewed in 2010.

Board Balance and Independence

On appointment the independence status of each Director is considered by the Group Nomination and Governance Committee and the Court. In addition the independence status of each Director is reviewed on an annual basis to ensure that this remains appropriate. In 2013 the Court considered the principles relating to independence contained in the Irish Code and the UK Code and concluded that the previously determined independence status of each director was appropriate. Specifically the Court concluded that the Governor was independent on appointment, that each current non-executive Director, with the exception of Tom Considine, Joe Walsh, Wilbur L Ross Jr and Brad Martin, is independent within the meaning of the Irish Code and the UK Code. Tom Considine and Joe Walsh were nominated by the Minister for Finance under the terms of the Credit Institutions (Financial Support) Scheme, 2008 and are not required to stand for election or regular re-election by stockholders. Wilbur L Ross Jr and Brad Martin represent significant stockholders in the Bank. These Directors are not, therefore, considered independent by reference to the terms of the Irish Code and the UK Code. The Court values and benefits from their judgement and the quality of their contribution to the deliberations of the Court and, in the case of Tom Considine and Joe Walsh, its Committees.

Each of the Governor, Deputy Governor and all of the non-executive Directors bring independent challenge and judgement to the deliberations of the Court through their character, objectivity and integrity and all are considered independent of management in accordance with the criteria set out in the NYSE Corporate Governance Standards.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Credit Institutions (Stabilisation) Act 2010

The Credit Institutions (Stabilisation) Act 2010 (the Stabilisation Act) has given the Minister for Finance extensive powers regarding the affairs, assets and liabilities of certain covered financial institutions in Ireland, including the Bank. The period of effectiveness of the Stabilisation Act has been extended, by resolution of both houses of the Oireachtas (Irish Parliament), to 31 December 2014. Section 48 of the Stabilisation Act imposes a duty on the Directors of the Bank to align the activities of the Bank and the duties and responsibilities of the Directors, officers and employees of the Bank with the public interest and the other purposes of the Stabilisation Act (as set out in Section 4 of the Stabilisation Act). This duty is owed by the Directors to the Minister, on behalf of the State, and takes priority over any other duty of the Directors to the extent of any inconsistency. The statutory framework for a resolution regime dealing with failing credit institutions comprised in the Central Bank and Credit Institutions (Resolution) Act 2011 will apply to all authorised credit institutions in the State, including the Bank, once the Stabilisation Act expires, pending the implementation of the proposal for a Directive of The European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms.

Role of the Group Nomination and Governance Committee

The Group Nomination and Governance Committee is chaired by the Governor and its composition is fully compliant with the Irish Code and the UK Code. Biographical details, including each member's background and experience, are set out on pages 187 to 196. The Group Nomination and Governance Committee met six times in 2013, of which one meeting was unscheduled. The key responsibilities of the Committee include:

•
satisfying itself that plans are in place for the orderly succession to the position of Group Chief Executive;

•
leading the process for appointments and renewals for the Court and Court Committees;

•
overseeing the process for key subsidiary Board non-executive director appointments and renewals;

•
with the support of the Group Secretary, monitoring developments in corporate governance, assessing the implications of such developments for the Group and advising the Court accordingly;

•
overseeing the Group's Corporate Responsibility Programme;

•
reviewing the size, composition and balance of the Court and its principal Committees and recommending the appointment of any new Directors to the Court and its Committees;

•
reviewing the independence of each non-executive Director;

•
reviewing succession plans for the Court and its Committees in the context of the Group's strategy, with particular reference to the skills, knowledge, experience and diversity of current Directors, and making appropriate recommendations to the Court; and

•
reviewing the succession plans of key subsidiaries.

The Court benefits from the diverse range of skills, knowledge and experience acquired by the non-executive Directors as Directors of other companies, both national and international, or as leaders in the public and private sectors. The effectiveness of the Court depends on ensuring the right balance of Directors with banking or financial services experience and broader commercial experience. Following review in 2013, the Committee determined that collectively the Court possesses the necessary skills and experience in the areas identified as relevant to the business of the Group including: financial services

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

(incorporating retail, corporate and insurance sector experience), strategy development, finance, risk management, business experience, economics, corporate finance, human resources, customer relations, credit and IT skills. Directors bring their individual knowledge, skills and experience to bear in discussions on the major challenges facing the Group.

Following a review of composition of Court Committees in 2013, the Group Nomination and Governance Committee recommended the appointment of one additional independent non-executive Director to the Group Remuneration Committee. On 17 October 2013, the Court approved the appointment of Pat Butler to the Group Remuneration Committee with immediate effect.

The Group recognises the benefits of having a diverse board. During 2013 the Committee considered and recommended a Court Diversity Policy which was subsequently adopted by the Court. In reviewing Board composition and identifying suitable candidates, the Committee considers the benefits of all aspects of diversity including skills, regional and industry experience, background, race, gender and other relevant qualities in order to maintain an appropriate range and balance of skills, experience and background on the Court. During the year the Group Nomination and Governance Committee discussed the measurable objectives for achieving diversity on the Court, with a particular focus on gender diversity. A target has been set of achieving and maintaining a minimum of 15% female representation on the Court by the end of 2015. The Bank remains committed to having a diverse board and to achieving the targets set in this regard.

Appointments to the Court

The Court is committed to identifying the people best qualified and available to serve on the Court and is responsible for the appointment of Directors (with the exception of the Government nominated Directors). The Court plans for its own renewal with the assistance of the Group Nomination and Governance Committee, which regularly reviews board composition, tenure and succession planning. In accordance with the Court Diversity Policy (which is available on the Group's website) all appointments are made on merit against objective criteria (including the skills and experience the Court as a whole requires to be effective) with due regard for the benefits of diversity on the Court.

Prior to the appointment of a Director, the Group Nomination and Governance Committee approves a job specification, assesses the time commitment involved and identifies the skills and experience required for the role, having regard to the formal assessment of the skills profile of the Court and succession planning. The recruitment process for non-executive Directors is supported by an experienced third party professional search firm which develops an appropriate pool of candidates and provides independent assessments of the candidates. The Group then works with that firm to shortlist candidates, conduct interviews/meetings (including meetings with members of the Committee) and complete comprehensive due diligence. The due diligence process completed is extensive and includes self-certification confirmations of probity and financial soundness and external checks involving a review of various publicly available sources. It also involves the Committee satisfying itself as to the candidate's ability to devote sufficient time to the role, independence, fitness and probity, and assessing and documenting its consideration of possible conflicts of interests. The Committee then makes a recommendation to the Court. Appointments will not proceed where conflicts emerge which are significant to the overall work of the Court.

The processes described above were followed in the selection and appointment of Davida Marston to the Court in 2013. Korn/Ferry Whitehead Mann, an external search consultancy firm which, among other suppliers, also assists with executive searches for the Group, was engaged in respect of this non-executive Director appointment.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

The external search process described above was not employed in relation to Brad Martin who was appointed to the Court in 2013 as the representative of a significant stockholder. Following completion of an extensive due diligence process, the Nomination and Governance Committee considered fully the independence, fitness, probity and potential conflicts of interest of Brad Martin.

All newly-appointed Directors are provided with a comprehensive letter of appointment detailing their responsibilities as Directors, the terms of their appointment and the expected time commitment for the role. A copy of the standard terms and conditions of appointment of non-executive Directors can be inspected during normal business hours by contacting the Group Secretary. Directors are required to devote adequate time to the business of the Group, which includes attendance at regular meetings and briefings, preparation time for meetings and visits to business units. In addition, non-executive Directors (with the exception of Wilbur Ross Jr and Brad Martin) are normally required to sit on at least one Committee of the Court, which involves the commitment of additional time. Certain non-executive Directors, such as the Deputy Governor and Committee Chairmen, are required to allocate additional time in fulfilling those roles.

Induction and Professional Development

On appointment, all non-executive Directors receive a comprehensive induction programme designed to familiarise them with the Group's operations, management and governance structures, including the functioning of the Court and the role of the key committees. In addition, new non-executive Directors undertake significant induction in relation to risk and business matters, including visits to or presentations by Group businesses and briefings with senior management. Further meetings are arranged as required based on the particular circumstances of each Director. Following their appointment to the Court in 2013, both Davida Marston and Brad Martin received a bespoke and tailored induction programme as agreed with the Group Secretary.

On an on-going basis, briefings appropriate to the business of the Group are provided to all non-executive Directors. In order to ensure that the Directors continue to further their understanding of the issues facing the Group, Directors are provided with professional development sessions and briefings on a range of technical matters tailored to their particular requirements. During the year ended 31 December 2013, the modules attended by Directors included Market Risk Management and the Group's Use of Derivatives; Risk Framework and the Role of Risk Governance; Recovery Planning; Credit Processes and Accounting and Audit Update. Directors are also offered the option of attending suitable external educational courses, events or conferences designed to provide an overview of current issues of relevance to Directors including, for example, the Bank Director Programme organised through The Institute of Bankers in Ireland.

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

Performance Evaluation

There is a formal process in place for annual evaluation of the Court's own performance, that of its principal Committees and of individual Directors (including the Governor). An evaluation of the Court's performance and that of its committees is conducted every year. In addition, an externally facilitated

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

review is conducted at least every third year. The objective of these evaluations is to review past performance with the aim of identifying any opportunities for improvement and determining whether the Court as a whole is effective in discharging its responsibilities.

In 2013, a comprehensive process to review and evaluate available suppliers of this service was conducted, including third party referencing. ICSA Board Evaluation (ICSA) was commissioned to facilitate the review of the effectiveness of the Court and its Committees. ICSA has been conducting board evaluations for a number of years for a wide range of boards, including the boards of UK Regulators, UK and Irish corporations and major international financial services groups. ICSA is part of an organisation that supplies software solutions to the Group. The Group Nomination and Governance Committee, which oversaw the selection process, was satisfied that the annual value of the relevant contracts was not material to the Bank or ICSA. The process for these external reviews involved confidential one to one interviews with each Court member, conducted by the ICSA evaluator, with the aim of ascertaining views on current performance and identifying any underlying issues or concerns. In considering the effectiveness of the operation of the Court and its Committees the review considered:

•
the role of the Court, its responsibilities and those of its Committees;

•
oversight, covering how the Court oversees risk, business ethics and corporate governance and the arrangements for reviewing the performance of Directors and senior managers;

•
the arrangements for and effectiveness of Court meetings;

•
the support and training for the Court;

•
Court composition, including the range of skills required, diversity, succession planning and effectiveness of the Chairman, Senior Independent Director and Committee Chairmen;

•
how the Court works together and its engagement with shareholders; and

•
outcomes and achievements including how the Court is perceived externally.

The ICSA report concluded that the Court's corporate governance policies and processes were of a high standard and that it had the appropriate skill sets amongst its members to be able to lead the future progress of the Bank.

The results, of the evaluation were presented, by the ICSA evaluator at a meeting of the Court for its review and consideration. Three recommendations, although not material to the effectiveness of the Court, were suggested as enhancements and accepted by the Court. The Court, taking account of the external evaluation report, concluded that it remains effective.

The annual individual Director performance evaluation involves the circulation of tailored questionnaires to Directors, one to one discussions between the Governor and each Director and presentation of the overall findings to the Court for consideration. The evaluation process seeks to establish whether each individual Director continues to make a valuable contribution to the deliberations of the Court, continues to be effective and demonstrates continuing commitment to the role.

As part of the overall performance evaluation process, each Director completes an assessment questionnaire and meets individually with the Senior Independent Director, to appraise the Governor's performance. The Senior Independent Director presents the results of these assessments to the Court for discussion, without the Governor being present. The Senior Independent Director then meets the Governor to present him with the Court's conclusions on his effectiveness. The Senior Independent Director also meets individual Directors on such other occasions as are deemed appropriate.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Term of Appointment and Re-election of Directors

Non-executive Directors are normally appointed for an initial three year term, with an expectation of a further term of three years, assuming satisfactory performance. Only in exceptional circumstances would a non-executive Director serve any longer than two terms. In respect of executive Directors, no service contract exists between the Bank and any Director which provides for a notice period from the Group of greater than one year. None of the non-executive Directors has a contract of service with the Group.

It is Group practice that all Court Directors, with the exception of the Government nominated Directors, are subject to annual reelection by stockholders. During the year all Directors in situ retired at the Annual General Court held on 24 April 2013, with the exception of Tom Considine and Joe Walsh, who were nominated to the Court by the Minister for Finance. In the case of Tom Considine and Joe Walsh, the requirement to stand for election and regular re-election is dispensed with for as long as they remain Government Appointees in accordance with the Bye-Laws of the Bank.

In 2013 the following directors, being eligible, offered themselves for election and were elected: Archie Kane, Wilbur Ross Jr and Prem Watsa. The following directors, being eligible, offered themselves for re-election and were re-elected: Kent Atkinson, Richie Boucher, Pat Butler, Patrick Haren, Andrew Keating, Patrick Kennedy, Patrick Mulvihill and Patrick O'Sullivan. In addition Davida Marston was proposed by the Directors for election to the Court and was duly elected by stockholders.

Remuneration

The Remuneration Report, incorporating the responsibilities of the Group Remuneration Committee, is set out on pages 197 to 208.

The Group Remuneration Committee has appointed Deloitte as remuneration consultants. Deloitte have no other remuneration consultancy connection with the Group. However during the financial period Deloitte provided corporate recovery services, regulatory and risk focused advisory services and IT consulting services.

Directors' Loans

The Companies Acts, International Accounting Standard 24—Related Party Disclosures (IAS 24) and a condition imposed on the Bank's licence by the Central Bank of Ireland in August 2009 require the disclosure in the Annual Report of information on transactions between the Bank and its Directors and their connected persons. The amount of outstanding loans to Directors (and relevant loans to connected persons) is set out on pages 358 to 366.

A condition imposed on the Bank's licence by the Central Bank of Ireland in May 2010 requires the Bank to maintain a register of loans to Directors and relevant loans to their connected persons, which is updated quarterly and is available for inspection by stockholders on request for a period of one week following quarterly updates. The Group's process for ensuring compliance with the Central Bank of Ireland's Code of Practice on Lending to Related Parties (Related Party Lending Code) has been in place since 1 January 2011, and a Related Party Lending Committee of the Court is in place which is authorised to review and approve lending to Related Parties as more particularly defined in the Related Party Lending Code. The process was reviewed in 2013 to ensure compliance with the amended Related Party Lending Code issued by the Central Bank of Ireland effective 1 July 2013.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

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

•
a comprehensive set of policies and procedures relating to financial controls, asset and liability management (including interest rate, foreign currency and liquidity risk), operational risk and credit risk management (further details are given in the Risk Management Report on pages 74 to 156); such procedures include the annual preparation of detailed operational budgets for the following year and projections for subsequent years;

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

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

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

The Directors confirm that the Court, through its Committees, has reviewed the effectiveness of the Group's systems of internal control for the year ended 31 December 2013. This review involved consideration of the reports of the internal audit and the risk management functions, (including operational risk, regulatory risk and compliance) and establishing that appropriate action is being taken by management to address issues highlighted. In addition, any reports of the external auditors which contain details of any material control issues identified arising from their work are reviewed by the GAC, if they arise. After each meeting of the GAC, its Chairman reports to the Court on all significant issues considered by the Committee and the minutes of meetings are circulated to all members of the Court.

Following the year ended 31 December 2013, the Court reviewed the GAC's conclusions in relation to the Group's systems of internal control and the appropriateness of the structures in place to manage and monitor them. This process involved a confirmation that a system of internal control in accordance with the Financial Reporting Council Guidance on Internal Control was in place throughout the year and up to the date of the signing of these financial statements. It also involved an assessment of the on-going process for the identification, evaluation and management of individual risks and of the roles of the various Committees and Group risk management functions and the extent to which various significant challenges facing the Group are understood and are being addressed.

Speak Up Policy

The Group has a Speak Up policy in place for all staff, which is in accordance with international practice and is compliant with the Sarbanes-Oxley Act. This policy is reviewed on an annual basis in line with the Group Code of Conduct policy.

The Speak Up policy gives an assurance that it is safe and acceptable to raise a concern about malpractice or potential wrongdoing and outlines how to speak up and raise a concern. The Court and Group Chief Executive are committed to this policy, which encourages staff to raise concerns openly and locally. Where this is not possible or the problem has not been resolved effectively at that level, there are clear alternative senior contacts within the Group to whom the concern may be addressed. If staff would prefer independent, confidential advice this is available from Public Concern at Work, an independent, not-for-profit organisation, through a free phone number and a dedicated email address. In the case of

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

concerns regarding fraudulent financial reporting, fraudulent accounting or irregularities in audit work, these can be passed directly to the Chairman of the Group Audit Committee, an independent non-executive Director, whose contact details are available from Public Concern at Work.

Group Audit Committee (GAC)

At 31 December 2013, the GAC comprised six non-executive Directors. On her appointment to the Court on 24 April 2013 Davida Marston, an independent non-executive Director, joined the GAC. The Court believes that the Group Audit Committee members' collective skills and recent and relevant financial experience enables them to discharge their responsibilities. Biographical details, including each member's background and experience, are set out on pages 187 to 196.

One of the key responsibilities of the GAC is to assist the Court in monitoring the integrity of the financial statements and to recommend to the Court that it believes that the Annual Report and Accounts taken as a whole is fair, balanced and understandable and provides the information necessary for stockholders to assess the Group's performance, business model and strategy. To achieve this for the current reporting period, the GAC reviewed the Annual Report and considered whether the financial statements were consistent with the operating and financial reviews elsewhere in the Annual Report. The GAC also reviewed the governance and approval processes in place in the Group. These governance and assurance measures include the completion by management of disclosure checklists to ensure all required disclosures from applicable company law, listing requirements and accounting standards are included and the review of the draft Annual Report by the SOx Disclosure Committee. In considering if the Annual Report was fair, balanced and understandable the GAC also had regard to the significant issues relating to the financial statements that are more particularly set out below.

The GAC considered, inter alia the following key significant accounting issues in its review of the financial statements for the year ended 31 December 2013.

In addressing these issues, the GAC considered the appropriateness of management's judgements and estimates and, where appropriate, discussed those judgements and estimates with the external auditor.

Loan Impairment

The GAC considered the methodology for loan loss provisioning, including the specific trigger events which are considered as an indicator of impairment, as set out on pages 125 to 132. The GAC also discussed and challenged management's assumptions used in determining the overall level of impairments recognised in the financial year and the total impairment allowance at the year end with management noting the requirements of IAS 39 in respect of the timing of recognition of impairments (the incurred loss methodology) and the requirements of the Central Bank of Ireland.

The GAC focused on a number of critical assumptions such as the peak to trough assumption for Residential mortgages and the approach to valuing commercial property collateral.

The GAC reviewed management papers which considered arrears levels, forbearance measures and key assumptions and was satisfied that the level of loans classified as impaired at year end was consistent with the Group's methodology, and that the calculation and resulting provision recognised and disclosures were appropriate based on the requirements of IAS 39.

Deferred Tax Assets

The GAC considered the extent of deferred tax assets to be recognised in respect of unutilised tax losses, and in particular the projections for future taxable profits against which those losses may be utilised in the

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

future. In order for the Group to recognise these assets it must have convincing evidence of sufficient future taxable profits against which the losses can be utilised.

The projections for future taxable profits incorporate economic factors (e.g. inflation, unemployment level, interest rates etc.) and expected performance measures from each business unit within the bank (e.g. expected new business, expected costs, loan losses etc.). The Group engaged international risk consultants to assist in the preparation of impairment projections, involving an extensive review of projection models for loan loss provisions and challenge of key assumptions and scenarios.

The Group's projections incorporate the Group's 2013 Internal Capital Adequacy Assessment Process (ICAAP), approved by the Court of Directors, as updated for any relevant information and changes in assumptions between the ICAAP submission date and 31 December 2013. The ICAAP projections are prepared for the purpose of the Group's assessment of its capital adequacy. They are subjected to considerable internal governance at a divisional and Group level and are reviewed in detail and approved by executive management and the Court.

Management's assessment of the projections determined that it was probable that there would be sufficient taxable profits in the future to recover the deferred tax asset arising from unused tax losses.

The GAC discussed with management its assessment of the recoverability of the deferred tax asset and the related disclosures. The GAC concluded that it was probable that there would be sufficient taxable profits in the future to recover the deferred tax asset arising from unused tax losses, and that the related disclosures were as required under IAS 12.

Going Concern

The GAC considered management's assessment of the appropriateness of preparing the financial statements of the Group for the year ended 31 December 2013 on a going concern basis. In making this assessment, matters considered include the Group's business, profitability forecasts (which incorporate the Group's 2013 ICAAP), funding and capital plans, under both base and plausible stress scenarios, together with a range of other factors such as the outlook for the Irish economy taking due account of the impact of fiscal realignment measures, the availability of collateral to access the Eurosystem, together with the likely evolution and impact of the eurozone crisis. The detailed considerations assessed by the GAC are set out in the Going Concern disclosure within the Accounting Policies on pages 222 and 223 of the Consolidated Financial Statements.

On the basis of review performed and the discussions with management, the GAC was satisfied that there were no material uncertainties related to events or conditions that may cast significant doubt on the Group's and Bank's ability to continue as a going concern over the period of assessment. This assessment, together with the Going Concern disclosure (as set out on pages 222 and 223), was subsequently proposed to the Court of Directors for assessment and approval by the Directors.

Retirement benefit obligations

The GAC considered management's key assumptions and judgements used in determining the actuarial values of the liabilities of each of the Group's sponsored defined benefit pension schemes under IAS 19 (Revised). Management considered advice from independent actuaries, Towers Watson, for the determination of actuarial assumptions including discount rates and inflation. The key assumptions proposed by management and considered by the GAC were the Irish and UK discount rates.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

The GAC was satisfied that the discount rate and other significant assumptions are consistently applied and that the accounting for the Group's sponsored defined benefit pension schemes and related disclosures were in accordance with IAS 19 (Revised).

Further detail on the discount rate and other significant assumptions related to Retirement benefit obligations are set out in note 44 to the Consolidated Financial Statements.

Life assurance operations

The GAC considered management's key assumptions and judgements used in determining the value of in force business and insurance contract liabilities. The key assumptions in projecting future surpluses and other net cash flows attributable to the shareholder arising from business written were the risk discount rate, unit growth rate, realistic interest rate, lapse rates, mortality and expenses.

The GAC was satisfied that the significant assumptions are consistently applied and that the accounting for the Group's value of in force business and insurance contract liabilities is appropriate.

Further information on these significant items is set out in the Critical Accounting Estimates and Judgements on pages 252 to 255.

In close liaison with the Court Risk Committee, which advises the Court on establishing the Group's risk appetite and setting standards for the Group's risk control framework, the GAC is responsible for the appropriateness and completeness of the system of internal control, reviews the manner and framework in which management ensures and monitors the adequacy of the nature, extent and effectiveness of internal control systems, including accounting control systems, and thereby maintains an effective system of internal control.

In addition the GAC has responsibility for:

•
assisting the Court in meeting obligations under relevant Stock Exchange listing rules and other applicable laws and regulations including the Sarbanes-Oxley Act in the US;

•
monitoring and reviewing the effectiveness of the Group's Internal Audit function and its operations;

•
discharging the statutory responsibility of the Bank under Section 42 of the Companies (Auditing and Accounting) Act, 2003 and other statutes or regulations; and

•
overseeing compliance with Government requirements associated with their support for the Bank.

The GAC is also responsible for overseeing all matters relating to the relationship between the Group and its external auditor, including the external audit plan, terms of engagement, audit and non-audit fee budgets, interim findings and audit finding reports. The GAC also meets annually with the external auditors without management present.

PricewaterhouseCoopers (PwC) have been appointed as sole auditors of the Group since 1990. The external auditors are required to rotate the audit engagement partner every five years. The Group is committed to ensuring the independence and objectivity of the external auditor and on an annual basis the GAC formally reviews the effectiveness, independence and performance of the external auditor. This process is supported by questionnaires completed by GAC members and relevant senior management personnel. The responses received in 2013 were collated and presented to the GAC for discussion. As a result of the review process conducted and the GAC's own interactions with the external auditors, no issues were identified. The GAC concluded that they remain satisfied with the performance of PwC as external auditor.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

As an additional check on independence, the GAC also reviews the procedures and processes by which non-audit services, if any, are provided by the external auditors in order to ensure, among other things, that auditor objectivity and independence are not compromised. In this regard, a key procedural control requires that any engagement of the external auditors to provide non-audit services must be pre-approved by the GAC. The GAC monitors compliance with the Group policy on the provision of non-audit services and receives reports on the performance of such services. Further details of non-audit services provided during the year are set out in note 13 to the Consolidated Financial Statements 'Auditors' remuneration'.

The Group last put its external audit contract out to tender in 1990. The requirement of the UK Code to put the external audit contract out to tender at least every ten years and relevant guidance issued by the Financial Reporting Council were considered by the GAC, including the suggested transitional arrangement that the timing of tenders could be aligned with the cycle for rotating the audit engagement partner. As the current Group Audit Partner's rotation is not due to end until the completion of the audit of the 2014 Annual Report and Accounts, the GAC did not recommend an audit contract tender in 2013. This position and relevant EU regulatory developments in this regard will continue to be monitored by the GAC on behalf of the Group.

The GAC met eight times in 2013. Matters considered at scheduled meetings included:

•
year end, interim, and Form 20-F reporting, including the significant accounting issues detailed herein;

•
the governance and approval arrangements underlying the fair, balanced and understandable assessment;

•
the Group Impairment Policy;

•
Group Internal Audit reports and findings;

•
SOx Disclosure Committee findings and Corporate Controls review;

•
the External Auditor's audit plan and external audit findings;

•
the External Auditor's effectiveness, independence, audit fee and non-audit fee approval;

•
reports from Group Regulatory Compliance and Operational Risk;

•
the Group's Pillar 3 Disclosure Policy and disclosures; and

•
subsidiary audit committee minutes.

The GAC was provided with a technical training session on accounting and audit updates during the year.

Court Risk Committee

The Court Risk Committee (CRC) is established to monitor risk governance and to assist the Court in discharging its responsibilities in ensuring that risks are properly identified, reported, and assessed; that risks are properly controlled; and that strategy is informed by and aligned with the Group's risk appetite.

On 24 April 2013 Davida Marston was appointed to the Court and the CRC, increasing the membership of the CRC to six nonexecutive Directors. This position remained unchanged as at 31 December 2013. Biographical details, including each member's background and experience, are set out on pages 187 to 196. To ensure co-ordination with the work of the GAC, the Chairman of the GAC is a member of the CRC and the Chairman of the CRC is a member of the GAC. At least one member of the CRC is also a member of the Group Remuneration Committee to ensure remuneration decisions are informed from a risk

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

perspective. Membership, including balance, mix of skills and experience, is reviewed annually by the Group Nomination and Governance Committee.

The CRC makes recommendations to the Court on risk issues where the Court has reserved authority, maintains oversight of the Group's risk profile, including adherence to Group risk principles, policies and standards, and approves material risk policies within delegated discretion.

The CRC is responsible for reviewing and recommending the key risk statements, policies and frameworks that the Court has reserved authority to approve and has a strategic role in advising on the structure of the Risk Management Report in the Annual Report.

It maintains oversight of the Group's risk profile through review and consideration of the quarterly Court Risk Report and review and consideration of the minutes of the Group Risk Policy Committee.

The CRC approves the output of the annual risk identification process, thereby ensuring that risk is properly identified and assessed and that a framework is in place to ensure that risks are properly controlled and managed. Ten key risk types have been identified that the Group believes could have a material impact on earnings and ability to trade in the future. With the exception of credit, liquidity and market risks where the Court has reserved authority, the CRC is responsible for approving, where applicable, the key policies in relation to the Group's other identified material risks e.g. Group Operational Risk Policy, Group Model Risk Policy, Group Reputation Risk Policy.

It provides advice to the Group Remuneration Committee to inform remuneration decisions from a risk perspective, monitors the risk elements of any due diligence appraisal of any merger or acquisition activity, as required, and considers the findings of Group Internal Audit and Group Credit Review in respect of risk management.

The CRC met ten times in 2013, of which two meetings were unscheduled. Various risk specific training modules were also held during the year focusing on market risk management, credit processes and risk governance. In addition to the quarterly Court Risk Reports, Risk Appetite Statement, Group Risk Framework and Stress Testing Results, the CRC also considered, amongst other matters;

•
the Group ICAAP Report and supporting documents;

•
the Group Credit Policy (incorporating the Group Forbearance Policy) and the Group Country Risk Policy;

•
management's assessment of risk in the Group, including management's view on the likelihood of occurrence and the mitigants available;

•
the Group's asset quality. The results of this asset quality review were brought to the attention of the GAC in the context of its assessment of impairment provisions;

•
the review and challenge process, through which the CRC satisfied itself that appropriate processes and monitoring policies are in place to meet the requirements of the Risk Appetite Statement;

•
the quality of risk reporting;

•
regular updates on interactions with the Regulator in relation to risk related matters; and

•
minutes of risk committee meetings of material subsidiaries.

During 2013 the CRC also reviewed the terms of reference of the Group Risk Policy Committee (GRPC), and considered the findings of the GRPC annual review of effectiveness of its operations. On an on-going

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

basis the CRC reviews decisions of the GRPC through its minutes as presented to the CRC and receives reports from the committee chairman.

Group Risk Policy Committee (GRPC)

The GRPC is the most senior management risk committee and reports to the CRC. All items approved by the GRPC are notified to the CRC through the GRPC minutes. Membership comprises members of the Group Executive team and group-wide divisional and control function executives. The GRPC is responsible for managing all risk types across the Group, including monitoring and reviewing the Group's risk profile and compliance with risk appetite and other approved policy limits; approving risk policies and actions within discretion delegated from the CRC and making recommendations to the CRC on risk issues where the Court and the CRC has reserved authority. The GRPC in turn delegates specific responsibility for oversight of major classes of risk to specific committees that are accountable to it.

GRPC manages risk through review and consideration of the monthly and quarterly Court Risk Reports, consideration of reports and minutes of the GRPC appointed committees and through review and approval of business unit and sectoral loan portfolio reviews and credit policies. It also approves selected policies and actions within the boundary parameters of Risk Appetite limits and the policies approved by the Court and CRC, taking account of, as appropriate, capital and funding considerations (e.g. Group Derivatives Policy and the Group's Credit Concentration Risk Policy).

Group Investment Committee (GIC)

The GIC is responsible for evaluating all material investment, divestment and capital expenditure proposals, determining those within its authority and recommending those outside its authority to the Court for approval. It is also responsible for monitoring the implementation of such proposals and ensuring satisfactory delivery of expected benefits.

Relations with Stockholders

Communication with stockholders is given high priority. One of the responsibilities of the Governor is to ensure effective communication with stockholders and to ensure that Directors develop an understanding of the views of major investors. The Group seeks to provide through its Annual Report a fair, balanced and understandable assessment of the Group's performance and prospects. The Group uses its website (www.bankofireland.com) to provide stockholders and potential investors with recent and relevant financial information including annual reports, interim reports and Form 20-F filings. Copies of presentations to analysts and investors are also made available on the website, so that information is available to all stockholders. Annual and interim results presentations are webcast live so that all stockholders can receive the same information at the same time.

The Investor Relations section on the Group's website is updated with all stock exchange releases as they are made, presentations and press releases. It also contains dedicated investor relations contact details. The Group has an active and well developed Investor Relations programme, which involves regular meetings by Executive Directors, selected senior executives and the Head of Group Investor Relations with the Group's principal institutional stockholders, financial analysts and brokers. All meetings with stockholders are conducted in such a way as to ensure that price sensitive information is not divulged. A dedicated Debt Investor section of the Group website provides access to relevant information, including presentations, publications, bond tables and suitable treasury, capital and debt contacts within the Group.

Directors receive an investor relations update at all scheduled Board meetings. The content of this update is varied, based on recent investor activities, but can include market updates, equity investor interactions,

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

debt investor interactions, roadshow/meeting feedback and relevant analyst reports. All Directors are encouraged and facilitated to hear the views of investors and analysts at first hand. The Governor met with major stockholders to discuss governance and remuneration issues in early 2014 and the Court was updated on the outcome of these discussions.

The Governor and/or the Senior Independent Director are available to all stockholders if they have concerns that cannot be resolved through the normal channels.

The aim of the Court is to make constructive use of the Annual General Court (AGC) and all stockholders are encouraged to participate. Questions are invited from stockholders in advance of the AGC, and a dedicated email address is provided for this purpose. A substantial part of the agenda of the AGC is dedicated to responding to stockholder questions. A 'Help Desk' facility is provided by the Group's registrar to assist stockholders to resolve any specific queries that they may have in relation to their stockholding. The AGC was held on 24 April 2013 in the Burlington Hotel, Dublin 4 (2013 AGC). In line with the Group's policy to issue notice of the Annual General Court at least 20 working days before the meeting, notice of the 2013 AGC was circulated to stockholders on 19 March 2013. The Governor and the Chairs of the Group Audit Committee, Court Risk Committee, Group Nomination and Governance Committee and Group Remuneration Committee were in attendance to hear the views of stockholders and answer queries. It is usual for all Directors on the Court at the time of the AGC to attend; however Wilbur Ross and Prem Watsa were unavailable to attend the 2013 AGC due to separate personal issues. Their personal regrets were conveyed by the Governor to attendees at this meeting.

At the 2013 AGC separate resolutions were proposed on each substantially separate issue and voting was conducted by way of poll. The results of every general court of the Bank, including details of votes cast for, against and withheld on each resolution, are posted on the Group's website and released to the Irish, London and New York Stock Exchanges. As soon as the results of the 2013 AGC were calculated and verified, these were released to applicable exchanges, as set out above, and were made available on the Group's website.

The AGC of the Bank in 2014 is scheduled to be held on 25 April 2014. Shareholders who will be unable to attend on this date are encouraged to submit queries and vote in advance to ensure continued participation.

New York Stock Exchange (NYSE) Corporate Governance Requirements

As a company formed by Charter in Ireland, listed on the Irish and London Stock Exchanges and with an ADR listing on the NYSE, the Group's corporate governance practices reflect Irish law (including the provisions of the Credit Institutions (Stabilisation) Act, 2010), the Listing Rules of the Irish Stock Exchange and the UK Listing Authority, the Irish Code, the Irish Annex and the UK Code. As a non-US company listed on the NYSE, the Bank is permitted to follow these home country corporate governance practices in lieu of most of the corporate governance standards set out in Section 303A of the NYSE corporate governance standards (NYSE Rules), which domestic US companies must follow. However, the Bank is required to submit an executed Annual Written Affirmation to the NYSE confirming compliance with applicable NYSE Rules and must also disclose any significant differences between its corporate governance practices and the requirements of the NYSE Rules applicable to US companies.

Significant differences between the Group's practice and NYSE Rules arise in the following areas:

Board Committees:    Under NYSE Rules, listed companies must have a Nominating/Corporate Governance Committee and a Compensation Committee, both of which must be composed entirely of independent Directors. The Bank has a Nomination and Governance Committee and a Remuneration

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Committee, both of which are broadly similar in purpose and constitution to the Committees required by the NYSE Rules and whose terms of reference comply with the requirements of the Irish Code and the UK Code. As the Governor was independent on appointment, the UK Code permits him to chair the Group Nomination and Governance Committee and be a member of the Group Remuneration Committee. Joe Walsh, who is Chairman of the Group Remuneration Committee and a member of the Group Nomination and Governance Committee, was nominated by the Minister for Finance under the terms of the Credit Institutions (Financial Support) Scheme, 2008, and is not considered independent by reference to the terms of the Irish Code and the UK Code, but is considered independent of management in accordance with the criteria set out in the NYSE Rules. There are no enhanced independence standards for members of the Group Remuneration Committee under the Irish Code or UK Code. In accordance with the UK Code, the Bank discloses in its annual report whether remuneration consultants are appointed and includes a statement as to whether they have any other connection with the Group. It is Group practice to review the independence and objectivity of any remuneration consultants; however there are no specific independence criteria for remuneration committee advisors as would be the case for domestic US companies.

Under NYSE Rules, listed companies must have an Audit Committee comprised solely of independent non-executive Directors. The GAC is composed entirely of non-executive Directors who are independent in accordance with NYSE Rules. However the Bank follows the UK Code recommendations, rather than the NYSE Rules, regarding the responsibilities of the Audit Committee, although both are broadly comparable. Tom Considine, who is a member of the GAC was nominated by the Minister for Finance under the terms of the Credit Institutions (Financial Support) Scheme, 2008, and is not considered independent by reference to the terms of the Irish Code and the UK Code, but is considered independent of management in accordance with the criteria set out in the NYSE Rules.

Otherwise than as disclosed, the above-mentioned Committees are composed entirely of non-executive Directors whom the Board has determined to be independent by reference to the terms of the Irish Code and the UK Code.

Corporate Governance Guidelines:    The NYSE Rules require domestic US companies to adopt and disclose corporate governance guidelines. There is no equivalent requirement or recommendation in the Irish Code or UK Code. The Bank complies with corporate governance and disclosure requirements set out in the Irish Code, the UK Code and the Irish Annex except as set out herein.

Independence:    The NYSE Rules contain different tests for determining whether a director is independent. The UK Code and Irish Code set out their own factors relevant for determining independence but the Board is permitted to classify a director as independent notwithstanding the existence of such relationships or circumstances provided it states its reasons. The independence of non-executive Directors is reviewed annually and the conclusions of the Court on independence are set out in this report.

BANK OF IRELAND GROUP
GOVERNANCE (Continued)

Attendance at scheduled and unscheduled meetings of the Court and its Committees during the year ended 31 December 2013

	Court Scheduled		Court Unscheduled		Group Audit Committee Scheduled		Group Audit Committee Unscheduled		Group Nomination and Governance Committee Scheduled		Group Nomination and Governance Committee Unscheduled		Group Remuneration Committee Scheduled		Group Remuneration Committee Unscheduled		Court Risk Committee Scheduled		Court Risk Committee Unscheduled
Name	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B	A	B
Kent Atkinson	12	12	3	2	8	8	—	—	—	—	—	—	—	—	—	—	8	8	2	2
Richie Boucher	12	12	3	3	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Pat Butler	12	11	3	1	—	—	—	—	5	5	1	1	1	1	—	—	8	8	2	2
(Appointed to the Group Remuneration Committee 17 October 2013)
Tom Considine	12	12	3	3	8	8	—	—	—	—	—	—	—	—	—	—	8	8	2	2
Patrick Haren	12	12	3	3	8	8	—	—	—	—	—	—	4	4	—	—	—	—	—	—
Archie Kane	12	12	3	3	—	—	—	—	5	5	1	1	4	3	—	—	—	—	—	—
Andrew Keating	12	12	3	3	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Patrick Kennedy	12	12	3	3	—	—	—	—	—	—	—	—	4	4	—	—	8	8	2	2
Davida Marston	7	7	3	2	5	4	—	—	—	—	—	—	—	—	—	—	5	4	1	1
(Appointed 24 April 2013)
Brad Martin	5	5	2	2	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
(Appointed 23 July 2013)
Patrick Mulvihill	12	12	3	3	8	8	—	—	—	—	—	—	—	—	—	—	8	8	2	2
Patrick O'Sullivan	12	10	3	3	8	8	—	—	5	4	1	1	—	—	—	—	—	—	—	—
Wilbur L Ross Jr	12	11	3	3	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Joe Walsh	12	12	3	3	—	—	—	—	5	5	1	1	4	4	—	—	—	—	—	—
Prem Wasta	7	5	1	1	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
(Retired 23 July 2013)

Column A Indicates the number of meetings held during the period the Director was a member of the Court and / or the Committee and was eligible to attend.

Column B Indicates the number of meetings attended.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

CHARTER AND BYE-LAWS

Objects and Registration Details

The Governor and Company of the Bank of Ireland (the "Bank") is a chartered corporation owing its legal existence to an Act of Irish Parliament of 1781/1782 (Bank of Ireland Act) and to a charter granted in 1783. The Bank is registered in Ireland with Companies Registration Office number C-1 and registered office at 40 Mespil Road, Dublin 4, Ireland (Tel: 00353 1 661 5933).

The Bank has registered a number of trading names including Bank of Ireland and Bank of Ireland Group. See note 57 to the Consolidated Financial Statements for details of principal Group undertakings.

The Bank's objects and purposes were set out originally in the charter and have been subsequently amended by legislation and by resolutions passed by the Stockholders at General Court. The principal objects of the Bank are to carry on the business of banking and provision of all financial services.

Information required under the European Communities
(Takeover Bids (Directive 2004/25/EC)) Regulations 2006

As required by these Regulations, the information contained below represents the position at 31 December 2013.

Structure of the Bank's capital

The capital of the Bank is divided into ordinary stock, non-cumulative dollar preference stock, non-cumulative sterling preference stock, non-cumulative euro preference stock (which includes the 2009 Preference Stock), undesignated dollar, euro and sterling preference stock, collectively '2005 preference stock' and deferred stock.

At 31 December 2013, there was no non-cumulative dollar preference stock in issue. At 31 December 2013, there were in issue 1,876,090 units of non-cumulative sterling preference stock and 3,026,598 units of non-cumulative euro preference stock. As at December 2013, there was no units of 2005 preference stock in issue. As at 31 December 2013, there were 1,300,000,000 units of 2009 Preference Stock in issue. As at 31 December 2013, there were 91,980,594,628 units of deferred stock.

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

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

recently payable prior to the relevant General Court shall have been paid in cash. Any dividend which has remained unclaimed for twelve years from the date of its declaration may be forfeited and cease to remain owing by the Bank.

Voting rights

Voting at any General Court is by a show of hands or by poll. On a show of hands, every stockholder who is present in person or by proxy has one vote regardless of the number of units of stock held by him or her. On a poll, every stockholder who is present in person or by proxy has one vote for every unit of ordinary stock of €0.05 each.

A poll may be demanded by the Chairman of the meeting or by at least nine members of the Bank present in person or by proxy and entitled to vote on a poll. The necessary quorum for a General Court is ten persons present in person or by proxy and entitled to vote. All business is considered to be special business if it is transacted at an Extraordinary General Court as is all business transacted at an Annual General Court other than the declaration of a dividend, the consideration of the accounts, the balance sheet and reports of the Directors and Auditors, the election of Directors in the place of those retiring, the reappointment of the retiring Auditors, and the determination of the remuneration of the Auditors, all of which is deemed ordinary business. Special business is dealt with by way of an ordinary resolution save where a special resolution is expressly required by the Bye-Laws or the Companies Acts 1963 to 2013 in so far as they apply to the Bank from time to time (the Companies Acts). A special resolution must be passed by not less than three fourths of the votes cast by such members as being entitled so to do, vote in person or, where proxies are allowed, by proxy at a General Court at which not less than twenty one days' notice specifying the intention to propose a resolution as a special resolution has been duly given.

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

Renominalisation of ordinary stock—deferred stock

The Bank's ordinary stock was renominalised by Stockholders to €0.05 at the Extraordinary General Court held on 11 July 2011. Refer to note 47 to the Consolidated Financial Statements for further information on the deferred stock created on the renominalisation.

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

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

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

Bye-Law 7 enables the Directors to issue and allot new preference stock (2005 Preference Stock) which can be either redeemable or nonredeemable, and can be denominated in dollars, in euro or in sterling. Unless otherwise determined by the Directors prior to their allotment, any preference stock issued under Bye-Law 7 will rank equivalently to the existing euro and sterling preference stock as regards entitlements to dividends. Bye-Law 7 permits the substitution of all of the outstanding preferred securities in the event of the occurrence of a trigger event.

A trigger event will occur when the capital adequacy requirements of the Central Bank of Ireland have been, or are expected to be, breached.

2009 Preference stock

On a winding up or other return of capital of the Bank, the repayment of paid up capital (inclusive of premium) on the 2009 Preference Stock ranks pari passu with repayment of paid up nominal value (excluding premium) of the ordinary stock. The 2009 Preference Stock ranks ahead of the Ordinary Stock as regards dividends and as regards the repayment of premium on Ordinary Stock on a winding up or other return of capital of the Bank and pari passu as regards dividends with other stock or securities constituting Core tier 1 capital of the Bank (other than Ordinary Stock and other than dividends to minority interests). The 2009 Preference Stock entitles the holders thereof to receive a non-cumulative cash dividend at a fixed rate of 10.25% per annum, payable annually in arrears on 20 February at the discretion of the Bank.

If a cash dividend is not paid by the Bank, the Bank shall issue units of Ordinary Stock to the holders of the 2009 Preference Stock to be settled on a day determined by the Bank, in its sole discretion, provided that this must occur no later than the day on which the Bank subsequently redeems or repurchases or pays a dividend on the 2009 Preference Stock or any class of capital stock. In such circumstances the Bank is precluded from paying dividends on Ordinary Stock until payment of dividends in cash on 2009 Preference Stock resumes. The Bank will also be precluded from paying any dividend on ordinary stock where the

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

payment of such a dividend would reduce the distributable reserves of the Bank to such an extent that the Bank would be unable to pay the next dividend due for payment on the 2009 Preference Stock.

(ii)   2011 Agreements

On 17 October 2011, the NPRFC sold a portion of its holding in the Bank to a group of significant institutional investors and fund managers ('Investors'), thereby reducing its holding in the ordinary stock of the Bank from 36% to 15.13% on that date.

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

(iii) 2013 Capital Package

On 9 December 2013, the Bank issued 2,230,769,231 units of ordinary stock (the Placing Stock) with nominal value of €0.05 each and used proceeds from the issuance of the Placing Stock to redeem 537,041,304 units of the 2009 Preference Stock held by the NPRFC. On 11 December 2013, the NPRFC sold its remaining 1,300,000,000 units of the 2009 Preference Stock to Baggot Securities Limited (Baggot), a special purchase company, which funded the purchase using the proceeds of the issuance of €1,300,000,000 of 10.24% perpetual non-cumulative notes to private investors. Baggot has irrevocably waived in favour of the Bank its right to receive any redemption monies in respect of the 2009 Preference Stock in excess of €1.00 per unit.

(iv)  Variation of class rights

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

(v)   Percentage of the Bank's capital represented by class of stock

The ordinary stock represents 62% of the authorised capital stock and 63% of the issued capital stock. The preference stock represents 7% of the authorised capital stock and 0.8% of the issued capital stock, of which the 2009 Preference Stock represents 0.5% and 0.5% respectively. The deferred stock represents 31% of the authorised capital stock and 36% of the issued capital stock.

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

Special rights with regards to the control of the Bank

There are no special rights with regard to control of the Bank.

Stock relating to an employee share scheme that carry rights with regards to the control of the Bank that are not directly exercisable directly by employees.

Details of shares relating to employees may be found in capital stock note 47 to the Consolidated Financial Statements.

Restrictions on voting rights

There are no unusual restrictions on voting rights.

Agreements between stockholders that are known to the Bank and may result in restrictions on the transfer of securities or voting rights.

There are no arrangements between stockholders, known to the Bank, which may result in restrictions on the transfer of securities or voting rights.

Rules of the Bank concerning the:

(a)   Appointment and replacement of directors,

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

These borrowing powers may be amended or restricted only by the stockholders in General Court. The members of the Bank in General Court may at any time and from time to time by resolution enlarge the capital stock of the Bank by such amount as they think proper. The approval in writing of the Minister for Finance is required before any such resolution (a 'Capital Resolution') can be tabled at a General Court. Whenever the capital stock of the Bank is so enlarged, the Directors may, subject to various provisions of the Bye-Laws, issue stock to such amount not exceeding the amount of such enlargement as they think proper. All ordinary stock so issued shall rank in equal priority with existing ordinary stock.

Subject to provisions of the Companies Acts, to any rights conferred on any class of stock in the Bank and to the Bye-Laws, the Bank may purchase any of its stock of any class (including any redeemable stock) and may cancel any stock so purchased. The Bank may hold such stock as treasury stock, in accordance with Section 209 of the Companies Act, 1990 (the treasury stock) with liberty to reissue any such treasury stock on such terms and conditions and in such manner as the Directors may from time to time determine. The Bank shall not make market purchases of its own stock unless such purchases shall have been authorised by a special resolution passed by the members of the Bank at a General Court (a Section 215 Resolution).

The 2009 Preference Stock may be repurchased at the option of the Bank, in whole or in part, at a price per unit equal to the issue price of €1.00 provided that the consent of the Central Bank of Ireland to the repurchase of the 2009 Preference Stock is obtained. Rights to receive any repurchase monies in excess of €1.00 per unit have been irrevocably waived. The 2009 Preference Stock will not be capable of being repurchased if it would breach or cause a breach of the capital adequacy requirements of the Central Bank of Ireland. The 2009 Preference Stock may be repurchased from profits available for distribution or from the proceeds of any issue of stock or securities that constitute capital.

The Group announced on 4 December 2013, that save in certain circumstances (including changes in the regulatory capital treatment of 2009 Preference Stock or taxation events) it does not intend to redeem the 2009 Preference Stock prior to 1 January 2016. The Group has advised the Central Bank of Ireland that it is not the Group's intention to recognise the 2009 Preference Stock as CET1 capital after July 2016, unless the de-recognition of the 2009 Preference Stock would mean that an adequate capital buffer can not be maintained above applicable regulatory requirements.

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

There are no agreements between the Bank and its Executive Directors or employees providing for compensation for loss of office or employment (whether through resignation, purported redundancy or

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

otherwise) that occur because of a bid. There are however provisions for early maturity of employee stock schemes in the event of a change of control.

The service contracts for non-executive Directors do make provision for benefits on termination in the event of a bid.

Convening of General Courts

The Directors must convene an Annual General Court in addition to any other General Court held that year and not more than 15 months should elapse between the date of one Annual General Court and the following Annual General Court. The Directors may convene an Extraordinary General Court whenever they think fit. Stockholders entitled to vote on a poll at a General Court together holding at least one tenth of the nominal value of ordinary stock in issue can requisition an Extraordinary General Court. The Group's policy is to issue notice of the Annual General Court at least 20 working days' before the meeting. A General Court, other than an Annual General Court or a General Court called to pass a special resolution, may be convened by giving 14 clear days' notice in writing in accordance with the Bank's Bye-Laws. All General Courts must be held in Ireland. Attendance at General Courts is limited to Ordinary Stockholders of the Bank and validly appointed proxies. Preference stockholders are not entitled to attend General Court save in exceptional circumstances set out in the Bye-Laws.

Limitation on the Rights to Own Securities

Neither the Charter nor the Bye-Laws impose restrictions on the right of non-resident or foreign shareholders to own securities in the Group. See, however, 'Exchange Control and Other Limitations Affecting Security Holders' on page 499 for restrictions imposed in the context of EU and UN sanctions.

Further Capital Calls

Bye-Laws 17 to 22 deal with the mechanisms that enable the Directors to make calls upon members in respect of any moneys unpaid on their stock. All of the issued ordinary and preference stock is fully paid up.

Disclosure of Stock Ownership

Under Irish company law, where a person acquires or disposes of an interest of 5% or more of shares in a public limited company they are obliged to notify that interest in writing to the company (the Bank is considered to be a public limited company for these purposes). In addition, where a person acquires or disposes of an interest of 3% or more of the voting rights attaching to shares in a listed entity they are obliged to notify the Central Bank of Ireland and the company of such interest. The Bank publishes details of notifications received in respect of the voting rights attaching to its stock via a regulatory information service in accordance with the requirements of the Transparency (Directive 2004/109/EC) Regulations 2007 (as amended) and the Transparency Rules of the Central Bank of Ireland.

Any public limited company registered in Ireland can issue notice to persons requiring them to disclose the nature of their interest in shares in the company in accordance with the provisions of Irish company law. Shareholders holding at least 10% of the paid-up capital in a public limited company may also requisition the company to issue such notices (the Bank is considered to be a public limited company for these purposes).

Under Bye-Law 60 of the Bank, members of the Bank may be required by notice from the Directors, to declare by statutory declaration whether they are beneficially entitled to the Ordinary Stock of the Bank of which they are a registered holder and, if they are not the beneficial owner, to disclose details of the

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

persons in trust or on whose behalf the Ordinary Stock is held. The Bye-Laws provide that the Directors may issue a disenfranchisement notice to members in the event that they do not provide a declaration within the period prescribed within the Bye-Laws.

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

The Group Executive Stock Option Scheme (2004) focuses on underlying earnings per share ('underlying EPS') growth. Under the scheme, executives may be granted options to purchase stock up to one time's salary each year. The performance conditions for awards in 2006, 2007 and 2008 were not met and subsequently, all related options lapsed. There have been no further awards under the Group Executive Stock Option Scheme since 2008.

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

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Directors' and Officers' Liability Insurance

Irish company law permits companies to purchase and maintain insurance against directors' and officers' liability. The Bye-Laws of the Bank enable the Group to purchase such liability insurance and make it clear that directors are entitled to vote and be counted in the quorum in respect of any resolution concerning the purchase of such insurance.

Material Contracts

See note 56 to the 'Consolidated Financial Statements' for details of material transactions with the State.

Share Capital

See note 47 to the 'Consolidated Financial Statements' for details on Capital Stock.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

DIRECTORS AND SENIOR MANAGEMENT

Directors and Senior Management

The strategic direction of the Group is provided by the Court of Directors (the "Court") which comprises executive and non-executive Directors. Management is delegated to certain officers and committees of the Court. The table below details, as at 21 March 2014 the roles held by members of the Court of Directors, the year in which they were appointed a Director and, in the case of executive Directors, the year of their appointment to their present position in brackets (if different to the year of appointment to the Court). The table below also details, as at 21 March 2014, the roles held by members of senior management and the year in which they were appointed as members of senior management.

Name	Age	Position held	Year appointed
Directors
Archie Kane	61	Governor	2012
Patrick O'Sullivan	64	Deputy Governor and Senior Independent Director, Non-Executive Director	2009
Richie Boucher	55	Group Chief Executive Officer (2009)	2006
Andrew Keating	43	Group Chief Financial Officer	2012
Kent Atkinson	68	Non-Executive Director	2012
Pat Butler	53	Non-Executive Director	2011
Tom Considine	69	Non-Executive Director	2009
Patrick Haren	63	Non-Executive Director	2012
Patrick Kennedy	44	Non-Executive Director	2010
Davida Marston	60	Non-Executive Director	2013
Brad Martin	54	Non-Executive Director	2013
Patrick Mulvihill	51	Non-Executive Director	2011
Wilbur L. Ross Jr	76	Non-Executive Director	2012
Joe Walsh	70	Non-Executive Director	2009
Executive Officers
Donal Collins	54	Head of Group Strategy Development	2014
Sean Crowe	47	Group Treasurer	2014
Des Crowley	54	Chief Executive—Retail UK	2000
Liam McLoughlin	50	Chief Executive—Retail Ireland	2009
Peter Morris	57	Chief Governance Risk Officer	2010
Vincent Mulvey	53	Chief Credit and Market Risk Officer	2009
Senan Murphy	45	Head of Group Manufacturing	2012
Helen Nolan	56	Group Secretary	2009
Julie Sharp	48	Head of Group Human Resources	2010
Michael Torpey	54	Chief Executive—Corporate and Treasury Division	2013

Archie Kane—Governor

Archie retired from Lloyds Banking Group plc in May 2011, where he was Group Executive Director—Insurance and Scotland. Prior to that, he held a number of senior and general management positions with Lloyds Banking Group plc and TSB Bank plc. He was Chairman of the Association of British Insurers. He is a former member of the UK Takeover Panel, the Financial Services Global Competitiveness Group, the

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Insurance Industry Working Group and HM Treasury and the Financial Services Advisory Board—Government of Scotland. He is a member of TheCityUK Advisory Council.

Archie has extensive experience of the financial services industry, having spent more than twenty five years in various senior commercial, strategic and operational roles in Lloyds Banking Group plc and TSB Bank plc. He is a member of the Institute of Chartered Accountants of Scotland.

Term of Office:

Appointed to the Court in June 2012. Appointed Governor on 29 June 2012 (1.5 years). Date of expiration of current term of office is June 2015.

Patrick O'Sullivan—Deputy Governor and Senior Independent Director, Non-executive Director

From 2007 until 2009, Patrick was Vice Chairman of Zurich Financial Services Group where he had specific responsibility for its international businesses. He previously held roles at Zurich as Group Finance Director, CEO, General Insurance and Banking, of its UKISA division and CEO Eagle Star Insurance (London). Prior experience includes positions as Chief Operating Officer, Barclays DE Zoete Wedd Holdings (London); Managing Director, Financial Guaranty Insurance Company (part of GE Capital) (London & New York); Executive Director, Goldman Sachs International (London) and General Manager, Bank of America Futures (London).

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

Term of Office:

Appointed to the Court in July 2009 (4.5 years). Date of expiration of current term of office is July 2015.

Other Principal Directorships:

Chairman of Old Mutual plc, Chairman of UK Government Shareholder Executive, Director of Equity Syndicate Management Limited and Executive Advisor to Aquiline Capital Partners LLC.

Executive Directors

Richie Boucher—Group Chief Executive Officer

Richie was appointed Group Chief Executive Officer in 2009. He joined the Group as Chief Executive, Corporate Banking in December 2003 from Royal Bank of Scotland. He was appointed Chief Executive, Retail Financial Services Ireland in January 2006. He is a past President of the Institute of Banking in Ireland (2008) and of the Irish Banking Federation (2006).

Richie has over thirty years' experience in all aspects of financial services. He has held a number of key senior management roles within the Bank of Ireland, Royal Bank of Scotland and Ulster Bank through which he has developed extensive leadership, strategy development, financial, people, operational and risk management skills. He is a Fellow of the Institute of Banking.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Term of Office:

Appointed to the Court in October 2006 (7.5 years) and appointed Group Chief Executive Officer in February 2009 (5 years).

Andrew Keating—Group Chief Financial Officer

Andrew joined the Group in 2004, prior to which he held a number of senior finance roles with Ulster Bank, having qualified as a Chartered Accountant with Arthur Andersen. Prior to his appointment as Group Chief Financial Officer, Andrew held the role of Director of Group Finance.

Andrew is an experienced financial services professional who has held a number of senior finance roles in Bank of Ireland and Ulster Bank. He has in-depth knowledge of financial reporting and related regulatory and governance requirements. He is a Fellow of Chartered Accountants Ireland.

Term of Office:

Appointed to the Court in February 2012 (2 years).

Non-Executive Directors

Kent Atkinson

Kent was Group Finance Director of Lloyds TSB Group between 1994 and 2002. Prior to that, he held a number of senior executive appointments in Retail Banking with Lloyds, including Regional Executive Director for their South East region, and worked for twenty two years in South America and the Middle East with the Group.

In addition to his extensive commercial and financial executive experience in the financial services industry, Kent has significant experience as a non-executive Director across a range of international companies. He currently serves as Senior Independent Director and Chairman of the Audit Committee of UK Asset Resolution Limited (which includes Bradford & Bingley plc and Northern Rock (Asset Management) plc). Previous board appointments include Coca-Cola HBC AG, Cookson Group plc, Gemalto N.V., Standard Life plc, Telent plc (formerly Marconi plc) and Millicom International Cellular S.A.

Kent has significant experience in governance, risk management and financial oversight, including in the capacity of Senior Independent Director, Chair of Audit Committee of a number of entities, and as a member of Risk, Strategy and M&A, Remuneration and Nomination Committees.

Term of Office:

Appointed to the Court in January 2012 (2 years). Date of expiration of current term of office is January 2015.

Other Principal Directorships:

Member of the Board of UK Asset Resolution Limited (which includes Bradford & Bingley plc and Northern Rock (Asset Management) plc), where he is the Senior Independent Director, Chairman of the Audit Committee and a member of the Risk Committee.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Pat Butler

Pat is a partner of The Resolution Group, a financial services investment firm. Prior to this he spent twenty five years with McKinsey & Co., where he was a senior director and led the firm's UK Financial Services Practice and its EMEA Retail Banking Practice. At McKinsey & Co., he advised banks, insurance companies and asset managers in the UK, US, Australia, South Africa, Middle East and several European countries, as well as a range of companies outside financial services, on issues of strategy, operations, performance improvement and organisation.

Pat has considerable strategic experience in a broad range of industries with an international profile, and an in-depth strategic and operational knowledge of the European and International Banking sector in particular. He is a Fellow of Chartered Accountants Ireland.

Term of Office:

Appointed to the Court in December 2011 (2 years). Date of Expiration of current term of office is December 2014.

Other Principal Directorships:

Chairman of the Investment Committee of Britain's Business Bank. Governor of the British Film Institute.

Tom Considine

Tom is a former Secretary General of the Department of Finance and a former member of the Advisory Committee of the National Treasury Management Agency. He was also formerly a board member of the Central Bank and Financial Services Authority of Ireland and a former member of the Council of the Economic & Social Research Institute.

Tom was nominated as a Director of the Bank by the Minister for Finance under the terms of the Credit Institutions (Financial Support) Act, 2008 and is not required to stand for election or regular re-election by stockholders. Apart from the information available in the public domain at the time of nomination, a description of the skills and expertise brought to the Board by this appointment was not provided by the Government. However, the Court notes the value and benefit gained from Tom's membership of the Court and its Committees through his judgement and quality of contribution.

Tom has extensive experience in the public service, including at the most senior level in the Department of Finance and representing Ireland at European Union level. He has experience in finance at a strategic level, financial regulation, fiscal policy and risk management. As a former Secretary General of the Department of Finance and board member of the Central Bank and Financial Services Authority, he has broad experience of the wider macroeconomic environment and related policy issues. He is a Fellow of the Association of Chartered Certified Accountants.

Term of Office:

Appointed to the Court in January 2009 (5 years).

Other Principal Directorships:

President of the Institute of Public Administration.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Patrick Haren

Patrick is a former CEO of the Viridian Group, having joined Northern Ireland Electricity (NIE) in 1992 as Chief Executive. He previously worked with the ESB, including as Director—New Business Investment and also served as a board member of Invest Northern Ireland for a number of years.

Patrick is an experienced Chief Executive Officer who has gained extensive strategic, corporate development and transactional experience, having led the privatisation of NIE by IPO in 1993 and grown the business under the new holding company Viridian through 2000 to 2007, positioning the company as the market leader in independent electricity generation and supply in competitive markets in Ireland, North and South. Patrick was appointed to the board of Bank of Ireland (UK) plc in June 2012.

Term of Office:

Appointed to the Court in January 2012 (2 years). Date of Expiration of current term of office is January 2015.

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

As an experienced Chief Executive Officer and Finance Director, Patrick brings to the Board a background in international business, management, finance, corporate transactions, strategic development and risk management through his involvement in Paddy Power plc, Elan Corporation plc (where he was Chairman of the Leadership, Development and Compensation Committee and a member of the Transaction Committee), Greencore Group plc and McKinsey & Company. He is a Fellow of Chartered Accountants Ireland.

Term of Office:

Appointed to the Court in July 2010 (3.5 years). Date of expiration of current term of office is July 2016.

Other Principal Directorships:

Chief Executive of Paddy Power plc.

Davida Marston

Davida is a non-executive Director of Liberbank S.A. and Mears Group plc (UK), where she chairs the Audit Committee. She is a former director of a number of companies, including CIT Bank Limited, ACE European Group Limited and Europe Arab Bank plc. She was a member of the UK senior management team of Citigroup's UK Corporate Bank (1990-2003), which included a period as Regional Head UK and Ireland for the Banks and Securities business, and a senior manager at Bank of Montreal (1981-1990).

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Davida has considerable financial services experience, both as an executive and non-executive Director and as Chair of Audit and Risk Committees in financial services companies. She has extensive non-executive experience with banking, life assurance and non-financial services companies.

Term of Office:

Appointed to the Court in April 2013 (1 year). Date of expiration of current term of office is April 2016.

Other Principal Directorships:

Non-executive Director of Liberbank S.A. and non-executive Director and Chair of Audit Committee of Mears Group plc.

Brad Martin

Brad is Vice President, Strategic Investments, Fairfax Financial Holdings Limited, a publicly traded financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management. Brad gained 11 years' experience with the Canadian Law Firm, Torys LLP, including a year on secondment to the Ontario Securities Commission, becoming a Partner in the firm in 1995. He has worked in a variety of senior roles in the Fairfax Financial Group and served on the boards of a number of companies in which Fairfax is a significant investor. He is the Chairman of Ridley Inc. and Resolute Forest Products Inc. and serves as a Director of HUB International Limited. Previous Board appointments include Odyssey Re Group Limited, Northbridge Financial Corporation, The Brick Limited and Chairman of Imvescor Restaurant Group Inc.

Brad is a highly qualified lawyer with strong experience in a legal professional firm and in-house with Fairfax Financial Holdings Limited. He has particular skills in the areas of corporate strategy, operations management, acquisitions, restructures, corporate finance, legal and corporate governance and people management.

Term of Office:

Appointed to the Court in July 2013 (0.5 year). Date of expiration of current term of office is July 2016.

Other Principal Directorships:

Director of Fairfax, Inc., Chairman of Ridley Inc. and Resolute Forest Products Inc., Director of HUB International Limited, Cunningham Lindsey Group Limited, Blue Ant Media.

Patrick Mulvihill

Patrick spent much of his career at Goldman Sachs, retiring in 2006 as Global Head of Operations covering all aspects of Capital Markets Operations, Asset Management Operations and Payment Operations. He previously held the roles of Co-Controller, Co-Head of Global Controller's Department, covering financial/management reporting, regulatory reporting, product accounting and payment services. He was also a member of the firm's Risk, Finance and Credit Policy Committees.

Patrick has over twenty years' experience of international financial services and has held a number of senior management roles based in London and New York with Goldman Sachs. As a result, he has an in-depth knowledge of financial and management reporting, regulatory compliance, operational, risk and credit matters within a significant financial institution with an international focus. Patrick is a Fellow of Chartered Accountants Ireland.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Term of Office:

Appointed to the Court in December 2011 (2 years). Date of expiration of current term of office is December 2014.

Wilbur L Ross Jr

Wilbur is Chairman and Chief Executive Officer of WL Ross & Co., LLC which he established in 2000. He previously served as Executive Managing Director of Rothschild Inc.

Wilbur has significant international experience gained through his investment activities and serving on the boards of a number of companies operating over a range of industries. He has considerable commercial and restructuring experience having assisted in restructuring more than $300 billion of corporate liabilities.

Term of Office:

Appointed to the Court in June 2012 (1.5 years). Date of expiration of current term of office is June 2015.

Other Principal Directorships:

Chairman and Chief Executive Officer of WL Ross & Co., LLC. Chairman of Invesco Private Capital, Inc. Chairman of Plascar Participacoes Industriais S.A., Diamond S. Shipping, International Textile Group, Inc. and the Brooking Economic Studies Council. Non-executive Director of BankUnited, Inc., ArcelorMittal, Sun Bancorp, Inc., Assured Guaranty Ltd., EXCO Resources, Inc. and Navigator Holdings Ltd.

Joe Walsh

Joe served as Minister for Agriculture from 1992 to 1994 and from 1997 to 2004, having previously served as Minister for Food from 1987. He retired from the Cabinet in September 2004.

Joe was nominated as a Director of the Bank by the Minister for Finance under the terms of the Credit Institutions (Financial Support) Act, 2008 and is not required to stand for election or regular re-election by stockholders. Apart from the information available in the public domain at the time of nomination, a description of the skills and expertise brought to the Board by this appointment was not provided by the Government. However, the Court notes the value and benefit gained from Joe's membership of the Court and its Committees through his judgement and quality of contribution.

Joe has significant public service experience at local and European Union level, having served as both Minister for Agriculture and Minister for Food and having chaired the E.U. Council of Agriculture Ministers. These leadership roles provided experience at a strategic level and a deep understanding of the wider macroeconomic, political and regulatory environment. He is a Certified Bank Director with the Institute of Banking.

Term of Office:

Appointed to the Court in January 2009 (5 years).

Other Principal Directorships:

Chairman of Cork Racecourse (Mallow) Limited, the Irish Horse Board and the Irish Hunger Task Force. Director of SouthWestern Business Process Services Limited, HRI Racecourses Limited, Clonakilty Sports Association Limited and Cilcoone Limited.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Executive Officers

Donal Collins—Head of Group Strategy Development

Donal joined Bank Of Ireland Group in 1999 and became a member of the Group Executive Committee in 2014. He has held a number of senior management positions including Director, Corporate Banking, Head of Group Projects and Head of Group Strategy Development. Prior to joining the Group Donal worked for KBC Bank in a range of international senior management roles in aerospace, infrastructure and asset financing and KPMG Ireland as Director, Taxation. Donal is a graduate of University College Dublin, holding a Bachelor of Commerce Degree and Diploma in Professional Accounting. He is a Fellow of Chartered Accountants Ireland and an Associate of the Irish Institute of Taxation. He also holds an MBA from the Open University.

Sean Crowe—Group Treasurer

Sean joined Bank of Ireland Group in 1993 and has worked as Head of Trading for Global Markets and Managing Director for Fixed Income, Property and Alternative Product for Bank of Ireland Asset Management. He was appointed as Group Treasurer in November 2008 and as a member of the Group Executive Committee in 2014. Before joining the Group, he worked as a Senior Fund Manager with Eagle Star Investment Managers. Sean is a graduate of the University of Limerick and is a member of the CFA Institute.

Desmond E Crowley—Chief Executive—Retail UK

Des joined Bank of Ireland Group in 1988 and became a member of the Group Executive Committee in 2000, on being appointed Chief Executive of Retail Banking and Distribution. In 2004, he was appointed Chief Executive, Retail Financial Services and Chief Executive, UK Financial Services in 2006. Appointed Director of the Bank in October 2006 until his retirement from this position in June 2011. Des was appointed Chief Executive Officer- Retail (Ireland & UK) in 2009 and Chief Executive- Retail UK and Chief Executive Officer of Bank of Ireland (UK) plc in 2012. He is a Director of First Rate Exchange Services Limited, the Group's joint venture with UK Post Office, and a Director of New Ireland Assurance Company plc. Prior to joining Bank of Ireland Group, Des worked with Arthur Andersen & Co. He is a graduate of Trinity College Dublin, holding a BA (Mod) degree and is a Fellow of the Chartered Institute of Management Accountants.

Liam McLoughlin—Chief Executive—Retail Ireland

Liam joined Bank of Ireland Group in 2004 and has held a number of senior management positions, including Chief Operating Officer—Corporate Banking, and Divisional Finance Officer—Capital Markets Division. In July 2007, he was appointed Director of Group Finance. In July 2009, he was appointed Head of Group Manufacturing responsible for operations and technology Group-wide. He is a Director of New Ireland Assurance Company plc and of Bank of Ireland Mortgage Bank. In February 2012, Liam was appointed Chief Executive—Retail Ireland. Liam is a former President of the Institute of Banking. Before joining Bank of Ireland Group, Liam held a number of senior finance roles at Ulster Bank Group and, prior to that, he was financial controller for the National Treasury Management Agency. Liam is a graduate of University College Dublin, holding a Bachelor of Commerce degree. He is a Fellow of Chartered Accountants Ireland.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Peter Morris—Chief Governance Risk Officer

Peter joined Bank of Ireland Group in 1974 and started his career in Branch Banking before he moved to Corporate Banking. He has held a number of senior management positions and has worked in the Group's international locations. Peter was Group Chief Internal Auditor and prior to that he held the position of Risk Director, UKFS where he was involved in building and strengthening the Group's relationship with the Financial Services Authority. Peter was appointed Chief Governance Risk Officer and a member of the Group Executive Committee in 2010. Peter is a qualified Certified Public Accountant (CPA) and a member of the Institute of Banking.

Vincent Mulvey—Chief Credit and Market Risk Officer

Vincent joined Bank of Ireland Group in 1979 and has held a number of senior management positions including Head of Group Credit. Prior to that, he managed a number of Corporate loan portfolios. Vincent started his banking career within the Group's Retail division where he worked in a number of locations. Vincent was appointed Chief Credit and Market Risk Officer and a member of the Group Executive Committee in May 2009. He is responsible for the development and execution of Credit & Market risk strategy. He is a graduate of University College Galway holding a Bachelor of Commerce Degree. Vincent is also a Fellow of the Association of Chartered Certified Accountants (ACCA) and a Fellow of the Institute of Banking.

Senan Murphy—Head of Group Manufacturing

Senan joined Bank of Ireland Group as Head of Group Manufacturing in 2012 and is responsible for Group-wide operations and technology. In addition, he was appointed Director of Bank of Ireland (UK) plc in June 2012. A chartered accountant, Senan was most recently Chief Operating Officer and Finance Director at Ulster Bank and was Chief Financial Officer of Airtricity, whose sale to Scottish and Southern Energy he led in 2007. Before that, Senan worked in a number of senior roles in General Electric in both the US and Europe. Senan is a graduate of University College Dublin, holding a Bachelor of Commerce degree and is a Fellow of Chartered Accountants Ireland.

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

Julie Sharp—Head of Group Human Resources

Julie joined Bank of Ireland Group in 2010 as Head of Group Human Resources. Prior to joining Bank of Ireland Group, Julie held a number of senior management positions with ING ranging from Regional HR Director Asia Pacific for ING Investment Management, based in Australia to Regional Head of HR and Management Board member, ING Asia Pacific based in Hong Kong. Prior to ING, Julie worked in senior HR Director roles with Arthur Anderson, Citibank and John Fairfax Media. Julie holds an MBA in International Business Management from Charles Sturt University, having previously graduated from the University of New South Wales with a Bachelor of Science, majoring in Psychology.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Michael Torpey—Chief Executive—Corporate and Treasury Division

Michael Torpey joined Bank of Ireland Group in 2013 as Chief Executive, Corporate and Treasury Division. Prior to joining Bank of Ireland Group, Michael worked with the Irish Department of Finance and the National Treasury Management Agency. He played a central role on behalf of the State in the recapitalisation and restructuring of the Irish banking system, including the management of the State's shareholding and other interests in the banks. Michael also held senior positions in a number of banks including Group Treasurer for Irish Life & Permanent plc, Finance Director of Ulster Bank Group and Finance Director of First Active plc. He has completed the Harvard Business School Advanced Management Programme and holds a BA in Economics from University College Dublin.

The information below is as at 21 March 2014

Deputy Governor and Senior Independent Director
Patrick O'Sullivan

 Group Audit Committee (GAC)
Kent Atkinson (Chairman)
Tom Considine
Patrick Haren
Davida Marston
Patrick Mulvihill
Patrick O'Sullivan

 Group Remuneration Committee (REM COM)
Joe Walsh (Chairman)
Pat Butler
Patrick Haren
Archie Kane
Patrick Kennedy

 Group Nomination and Governance Committee (N&G)
Archie Kane (Chairman)
Pat Butler
Patrick O'Sullivan
Joe Walsh

 Court Risk Committee (CRC)
Tom Considine (Chairman)
Kent Atkinson
Pat Butler
Patrick Kennedy
Davida Marston
Patrick Mulvihill	Group Risk Policy Committee
Vincent Mulvey (Chairman)
Richie Boucher (Court Member)
Sean Crowe
Des Crowley
Andrew Keating (Court Member)
Liam McLoughlin
Peter Morris
Senan Murphy
Declan Murray
Helen Nolan
Mick Sweeney
Michael Torpey

 Group Investment Committee
Richie Boucher (Chairman and Court Member)
Donal Collins (Secretary)
Des Crowley
Andrew Keating (Court Member)
Liam McLoughlin
Peter Morris
Vincent Mulvey
Senan Murphy
Helen Nolan
Julie Sharp

Terms of Office of the Directors

See pages 489 and 490, in 'Additional Information' .

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

REMUNERATION REPORT

The Bank of Ireland Group's objective of attracting, retaining and motivating high calibre people is deemed fundamental to the achievement of our goals and objectives. We want to ensure we have the right people in the right roles and we recognise the importance that our shareholders place in the management of our remuneration strategy. To reflect this, we operate strong governance across the organisation on the management of remuneration.

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

The remuneration of Non-Executive Directors is determined and approved by the Court. Neither the Governor nor any Director participates in decisions relating to their own personal remuneration.

During 2013 independent remuneration advice was received by the Bank from a number of external advisers on a range of issues relating to remuneration including career framework, mobility and performance management.

The Group Remuneration Committee met throughout 2013 and discussed the following key topics:

•
Group Remuneration Committee's Terms of Reference.

•
Group Remuneration Policy.

•
The Governor's remuneration and expenses.

•
Performance Reviews for the Group CEO and the Group Executive Committee.

•
Remuneration of the Heads of Key Risk Control Functions.

•
Group European Banking Authority (EBA) coded role list.

•
Review of defined benefit pension schemes.

•
Group risk profile and implications of remuneration policies for risk and risk management.

•
Remuneration Review of Covered Institutions, Mercer Report on behalf of the Department of Finance.

European Banking Authority Remuneration Guidelines

EBA Guidelines on Remuneration were published on 10 December 2010 and came into effect from 1 January 2011. They were enacted into Irish Law in January 2011. The objective of these guidelines is to ensure that an institution's remuneration policies and practices are consistent with and promote sound and effective risk management. They apply to all institutions which are currently covered by the Capital Requirements Directive including the Bank of Ireland Group.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

During 2013, the Group continued to apply the Guidelines to the performance and reward structures across the Group with the key areas of focus as follows:

Disclosure

The Group in 2013 complied with its annual requirements to provide disclosures relating to:

•
Remuneration at Bank of Ireland

•
Decision-making processes for remuneration policy

•
Code staff

•
Remuneration restrictions

•
Link between pay and performance

•
Group Remuneration Strategy

•
Remuneration Expenditure

These disclosures were made as part of the Group's 2012 Pillar 3 disclosure in March 2013 which is available on the Group's website. The Group's 2013 Pillar 3 disclosures will be made during 2014.

As a significant institution in an Irish banking context, the Group is required to submit additional disclosures under the EBA Remuneration data collection exercises. The Group continued to comply with its annual reporting requirements in 2013, submitting the following reports to the Central Bank of Ireland (the Central Bank):

•
2012 European Benchmarking exercise; and

•
2012 High Earners (those earning €1 million and above) report.

Alignment of performance and reward with risk

The Group's Risk Appetite Statement as set out on page 85 forms an integral element of remuneration structures, practices and frameworks. The Group's Risk Appetite Statement has been cascaded, as appropriate, throughout the Group.

Involvement of Risk Function

The Chief Credit and Market Risk Officer attended the Group Remuneration Committee in 2013 to report on the Group's risk profile so that the Committee could consider the implications of remuneration policies for risk management within the Group.

Code Staff

In accordance with the Guidelines, the Group maintains a list of those employees deemed as being persons whose professional activities on behalf of the Group are deemed to have a material impact on the Group's risk profile.

Remuneration Restrictions

The Group is currently operating under a number of remuneration restrictions which cover all directors, senior executives, employees and service providers across the Group. In addition, variable incentive payments over a certain level which may be made to employees based in Ireland are currently subject to an

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

additional tax charge. The remuneration restrictions were contained within the 'Subscription Agreement' with the Irish Government (March 2009) and subsequently in the 'Minister's Letter' (July 2011), under which the Group gave a number of commitments and undertakings to the Minister for Finance in respect of remuneration practices. The Group's obligation to comply with the remuneration restrictions contained within the Subscription Agreement ceased to apply once the State no longer held preference shares in the Group. However, these remuneration restrictions continue in force pursuant to the terms of the Minister's Letter. The Minister's Letter was a further condition of the Transaction and Underwriting Agreement entered into with the Irish Government (July 2011) during the 2011 Recapitalisation of the Group.

The Group considers itself to be in compliance with these remuneration restrictions.

Attraction, Motivation and Retention

The Group's success depends in part on the availability of skilled management and the continued services of key members of its management team, both at its head office and at each of its business units.

If the Group fails to attract and appropriately train, motivate and retain highly skilled and qualified people, its businesses may be negatively impacted. Restrictions imposed on remuneration by Government, tax or regulatory authorities or other factors outside the Group's control in relation to the retention and recruitment of key executives and other skilled and qualified people may adversely impact on the Group's ability to attract and retain such staff.

Group Remuneration Strategy

The Group's Remuneration Strategy, which aims to support the Group's objectives of long term sustainability and success, sound and responsible risk management and good corporate governance, was reviewed in 2013. The application of this strategy is done in consideration of and in alignment with the Group's Risk Appetite Statement.

In addition the strategy seeks to ensure that:

•
our efforts are aligned with, and contribute to, the long term sustainability, value creation and success of the Group

•
where possible, we have the necessary platform to attract, retain and motivate high calibre employees

•
where possible, we offer a competitive remuneration package across all markets, in a cost effective manner

•
remuneration practices are simple, transparent, easy to understand and implement

•
sound and effective risk management is reflected in performance management and remuneration structures and their alignment to performance targets and governance structures

•
remuneration is applied in consideration of and in alignment with the Group's Risk Strategy and Appetite Statement and overall risk governance framework

•
risk adjusted financial performance is an important measure when evaluating performance

•
business and individual performance measures and targets are aligned with business objectives at either a Group or local business level, ensuring alignment with business strategy, risk measures and priorities and is based on a balanced scorecard approach

•
all remuneration practices are subject to appropriate governance

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

•
we are compliant with all applicable regulatory remuneration requirements as they relate to the Group

•
remuneration policies, process, procedures, systems and controls support the fair treatment of customers and mitigate the potential for conflict between commercial and customer interests.

These design features support all remuneration practices across the Group, being applied proportionately depending on the nature, scale and complexity of the particular business area.

Performance Management

A robust performance management system and process, incorporating performance planning and review, remains critical and is a key pillar of the Group's compliance with the EBA guidelines (the 'guidelines').

The performance management system allows the Group to align individual, business unit and divisional performance to the Group's strategic objectives through an ongoing dialogue between managers and their direct team members ensuring a strong alignment to risk.

Managers and executives have mandatory risk goals which reflect the nature of their role and their seniority within the Group and have an appropriate weighting attached to them.

The Balanced Scorecard and Key Result Areas ('KRAs')

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

The Balanced Scorecard contains four Key Result Areas (KRAs), each with a minimum weighting of 10%, that apply to all executive and manager roles in the Group:

•
Customer KRA

•
Leadership and People Development KRA

•
Financial/Revenue/Cost/Efficiency KRA

•
Risk KRA (covers all areas of Risk including Credit, Regulatory and Operational Risk).

Goals set within these KRAs are linked to overall Divisional and Group Strategy, support the achievement of business unit objectives and are aligned to the Group's Risk Appetite Statement.

The KRAs are agreed between the manager/executive and his/her line manager at the beginning of the performance cycle. Regular informal reviews take place at times during the performance cycle. A formal end of year review occurs at the end of the performance cycle.

Remuneration packages for Executive Directors

There were no changes to the remuneration packages for Executive Directors during 2013.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

For the year ended 31 December 2013, the remuneration packages for Executive Directors were governed by the Group's commitments under both the Subscription Agreement (March 2009), and the Minister's Letter (July 2011).

The key elements of the remuneration package in respect of the year ended 31 December 2013 were as follows (further detail is available in Table 1 on page 202):

•
Salary—Salaries are paid monthly and reviewed annually by the Group Remuneration Committee; and

•
Retirement Benefits—The Executive Directors are members of the Bank of Ireland Staff Pensions Fund, which is a contributory defined benefit scheme. In 2010, in line with the Group Pensions Review, all of the Executive Directors voluntarily agreed to a series of pension benefit reductions. These included, where applicable:

•
an initial freeze on salary; qualifying for pension purposes and following that freeze period, capping of any future salary increases qualifying for pension purposes; and

•
a freeze on increases to pension in payment for up to three years post-retirement; and

•
a cap on increases to pensions in payment following that three year period.

The Executive Directors voluntarily agreed to further changes to their defined benefit pension entitlements following the Group's Pensions 2013 review. These changes further restrict the level of salary increases qualifying for defined benefit pension purposes, and further restrict the level of pension increases payable post-retirement. A new defined contribution scheme will be introduced in 2014 for the portion of any future Basic Salary increases not pensionable on a defined benefit basis.

Other potential elements of the remuneration package for Executive Directors are as follows:

•
Performance-related bonus scheme—A decision was taken by the Group Remuneration Committee that no bonuses would be paid to Executive Directors in respect of the year ended 31 December 2013. No bonuses have been paid to an Executive Director since 2008;

•
Long Term Incentive Plan (LTIP)—No grants have been made under this plan since 2008. The plan has now lapsed. Under the LTIP, which is described in more detail in note 47 to the Consolidated Financial Statements on page 335, conditional awards had previously been made to the Executive Directors. There are no outstanding grants to Executive Directors awaiting vesting under this scheme;

•
Executive Stock Option Scheme (ESOS)—No awards have been made under this scheme since 2008 (for further details see note 47 to the Consolidated Financial Statements on page 334). There are no outstanding grants to Executive Directors awaiting vesting under this scheme. The scheme has now lapsed;

•
Employee Stock Issue Scheme—There was no stock issue award under the Employee Stock Issue Scheme in 2013 (for further details see note 47 to the Consolidated Financial Statements on page 334). The last award made under the Employee Stock Issue Scheme was in 2008; and

•
Sharesave Scheme—In 1999, the Group established a Sharesave Scheme (SAYE Scheme) for all eligible employees. Under the SAYE Scheme the Executive Directors and Group Secretary who participated were granted options over units of ordinary stock. No SAYE Scheme has been launched since the 2007 SAYE Scheme. At 31 December 2013, neither the Executive Directors nor the Group Secretary held any options under the scheme. The scheme has now lapsed.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

The information below forms an integral part of the audited financial statements as described in the Basis of preparation on page 222.

Directors' remuneration for the year ended 31 December 2013 (all figures in €000s)

Table 1:

	Gross salary (1-3)	Fees (4)	Performance bonus (5)	Other remuneration (6)	Pension funding contributions (7)	Total 2013 before amounts waived	Amounts waived during the year (8)	Total 2013 (after amounts waived) (9)
Governor
A Kane	394	59		37		490		490
Deputy Governor
P O'Sullivan	126					126		126
Executive Directors
R Boucher	690			34	186	910	(67)	843
A Keating	390			31	35	456		456
non-executive Directors
K Atkinson		102				102		102
P Butler		80				80		80
T Considine		98				98		98
P Haren		148				148		148
P Kennedy		79				79		79
D Marston		*54				54		54
(appointed 24 April 2013)
B Martin		*28				28		28
(appointed 23 July 2013)
P Mulvihill		79				79		79
W L Ross Jr		63				63		63
J Walsh		90				90		90
P Watsa		*35				35		35
(retired 23 July 2013)

Totals	1,600	915	—	102	221	2,838	(67)	2,771

Ex-gratia payments paid to former Directors/dependents						219		219

*
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

(2)
The Chief Executive Officer, R Boucher, has, with effect from 1 May 2009, waived a portion of his salary (€67,000 for the year ended 31 December 2013). The salary shown in the table is the gross amount before that waiver.

The voluntary waiver has been extended until 31 December 2014 for R Boucher.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

(3)
The Group Chief Financial Officer A Keating receives an annual salary of €390,000. His annual salary for pension purposes is €200,000 and the balance of his salary (€190,000) is excluded for pension purposes.

(4)
Fees are paid to non-executive Directors and a basic fee of €63,000 per annum applies. Additional fees are paid to Committee Chairmen and for Committee membership. On 1 February 2009, all non-executive Directors agreed to reduce their fees by 25%. These reductions applied throughout 2013. The basic fee of €63,000 is the reduced fee.

In addition to the above, P Haren serves as non-executive Director and committee member of Bank of Ireland (UK) plc and received separate fees for these roles (Stg£58,000, equivalent €69,000 for the year ended 31 December 2013).

(5)
No bonuses were awarded in respect of the year ended 31 December 2013.

(6)
The figures include car allowances and, where applicable, benefits in kind.

(7)
The amounts shown for R Boucher and A Keating relate to the Bank's pension funding contribution in respect of the pension benefit they accrued in line with their contractual entitlement during 2013.

  All pension amounts have been determined by Towers Watson, the Group's actuary, and approved by the Group Remuneration Committee.

(8)
Amounts of salary waived are as set out in note (2) above.

(9)
In addition to the amounts shown, the Group bears the costs of Directors' travel to and from Court and committee meetings or while on the business of the Group.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Directors' remuneration for the year ended 31 December 2012 (all figures in €000s)

Table 2:

	Gross salary (1-3)	Fees (4)	Performance bonus (5)	Other remuneration (6)	Pension funding contributions (7)	Total 2012 before amounts waived	Amounts waived during the year (8)	Total 2012 (after amounts waived)
Governor
P Molloy	^*197					197		197
(retired 29 June 2012)
A Kane	+209	+31		+22		262		262
(appointed 29 June 2012)
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

*
To date of retirement as Governor.

+
A Kane was appointed a non-executive Director on 20 June and Governor on 29 June 2012. Please see note 1 on page 202.

**
A Keating was appointed an Executive Director and Group Chief Financial Officer on 1 February 2012. Please see note 3 on page 203.

***
From date of appointment or to date of retirement as a non-executive Director, as indicated.

Notes:

(1)
The Governor and Deputy Governor, as non-executive Officers of the Bank, are remunerated by way of non-pensionable salary.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

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

  All pension amounts have been determined by Towers Watson, the Group's actuary, and approved by the Group Remuneration Committee.

(8)
Amounts of salary waived are as set out in note (2) above.

Executive stock options held by Directors and Secretary

No awards have been made under this scheme since 2008. Options granted in 2008 matured on 3 June 2011 and did not vest, as the performance conditions were not achieved. This confirms the strong link between returns to stockholders and the remuneration of executives.

There are no outstanding grants awaiting vesting under this scheme.

Table 3:

	Date of grant	Earliest exercise date	Expiry date	Exercise price €	Options at 1 January 2013	Granted in period	Exercised in year	Lapsed in period	Market price at exercise date €	Options at 31 December 2013
R Boucher	26 Jul 2004	26 Jul 2007	26 Jul 2014	€10.76	26,000	—	—	—	—	26,000
	21 Jun 2005	21 Jun 2008	21 Jun 2015	€12.85	23,000	—	—	—	—	23,000

TOTAL					49,000	—	—	—	—	49,000

Secretary
H Nolan	18 Jun 2003	18 Jun 2006	18 Jun 2013	€10.77	10,000	—	—	(10,000)	—	—
	26 Jul 2004	26 Jul 2007	26 Jul 2014	€10.76	12,000	—	—	—	—	12,000
	21 Jun 2005	21 Jun 2008	21 Jun 2015	€12.85	11,000	—	—	—	—	11,000

TOTAL					33,000	—	—	(10,000)	—	23,000

The above options are pre the Group's 2010 Rights Issue and 2011 Rights Issue. The Group Remuneration Committee exercised its discretion to not make any technical adjustments to these grants in 2011. No other Directors have been granted options to subscribe for units of ordinary stock of the Bank or of other Group entities. The official closing price per unit of ordinary stock at 31 December 2013 was €0.252 (31 December 2012: €0.114).

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Directors' pension benefits

Set out below are details of the change in accrued pension benefits for the Directors during the year ended 31 December 2013.

Table 4:

	(a) Additional inflation-adjusted accrued pension in the year €	(b) Increase/ (decrease) in transfer value €	(c) Accrued pension benefits at 31 December 2013 €
Executive Directors
R Boucher	5,635	85,475	322,430
A Keating	2,994	20,939	30,911

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

During 2013, both Directors' accrued pension amounts were negatively adjusted to reflect the passing on of the 2011 and 2012 instalments of the pensions levy to members. These adjustments are reflected in the figures in the table.

Column (b) is the additional/(reduced) capital value, less each Director's contributions, of Column (a) which could arise if the pension were to be transferred to another pension plan on the Director leaving the Group and is calculated using factors supplied by the actuary in accordance with actuarial guidance notes ASP PEN-2, and is based on leaving service pension benefits becoming payable at normal retirement date, age 60.

Column (c) is the aggregate pension benefits payable at normal retirement age based on each Director's pensionable service with the Group at 31 December 2013.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

Directors' interests in stock

In addition to their interests in the ordinary stock through their holding of stock options as set out above, the interests of the Directors and Secretary in office at 31 December 2013, and of their spouses and minor children, in the stocks issued by the Bank are set out below:

Table 5:

	Units of €0.05 of ordinary stock at 31 December 2013 beneficial	Units of €0.05 of ordinary stock at 1 January 2013 or at date of appointment beneficial
DIRECTORS
K Atkinson	2,000	2,000
R Boucher	380,957	380,957
P Butler	1,000	1,000
T Considine	57,500	57,500
P Haren	1,000	1,000
A Kane	11,074	11,074
A Keating	56,014	56,014
P Kennedy	254,642	254,642
D Marston	5,000	*5,000
B Martin	**100,000	—
P Mulvihill	5,000	5,000
P O'Sullivan	115,000	115,000
W L Ross Jr	^1,000	^1,000
J Walsh	123,427	123,427
SECRETARY
H Nolan	80,043	80,043

*
Interest in units of €0.05 of ordinary stock at date of appointment.

**
B Martin did not hold any units of ordinary stock at date of appointment (23 July 2013). Following the end of the 'close period' on 2 August 2013, he acquired 100,000 units of ordinary stock on 9 August 2013.

^
In addition to the holdings specified in the above table, W L Ross Jr had an interest in 2,933,635,858 units of ordinary stock of the Bank as at 31 December 2013, being ordinary stock owned by W L Ross Jr investment vehicles in which W L Ross Jr has beneficial interests.

As at 31 December 2012, investment vehicles in which W L Ross Jr is interested also held rights of first refusal in respect of any transfer or conversion of the Convertible Contingent Capital Notes 20161 (the 'CCNs') of The Governor and Company of the Bank of Ireland held by the Minister of Finance, in respect of the portion of CCNs equal to the proportion of units or of ordinary stock purchased by these vehicles under the stock purchase agreements between the vehicles and the NPRFC, expressed as a percentage of the total issued ordinary stock of the Bank from time to time (the 'Pro-rata Share'). On 9 January 2013, the Minister for Finance sold the 100% of the CCNs to third parties and therefore these rights of refusal no longer apply.

In addition, as at 31 December 2013, there were 1,300,000,000 units of 2009 Preference Stock in issue. The 2009 Preference Stock entitles the holder (currently Baggot Securities Limited) to receive a non-cumulative dividend at a fixed rate of 10.25% per annum of the issue price comprising €0.01 nominal value and €0.99 premium, payable annually at the discretion of the Bank. If a cash dividend is not paid by the Bank, the Bank shall issue units of ordinary stock (the 'Bonus Stock') to Baggot Securities Limited to be settled on a day determined by the Directors', in their sole discretion, provided that this must occur no later than the day on which the Bank subsequently redeems or repurchases for cash or pays a cash dividend on the 2009 Preference Stock or any class of capital stock.

BANK OF IRELAND GROUP

GOVERNANCE (Continued)

  Pursuant to an agreement between the Minister for Finance and investment vehicles in which W L Ross Jr is interested, the investment vehicles were entitled to purchase a proportion of units of Bonus Stock issued to a State entity equal to the proportion of units of ordinary stock purchased by these vehicles under the stock purchase agreements between the vehicles and NPRFC, expressed as a percentage of the total issued Ordinary stock of the Bank from time to time. On 11 December 2013, the NPRFC sold the 2009 Preference Stock in issue to Baggot Securities Limited and therefore this entitlement no longer applies.

(1)
Please see note 40 to the Consolidated Financial Statements on page 309, for further details on the Convertible Contingent Capital Notes 2016.

Apart from the interests set out above and in the previous section, the Directors and Secretary and their spouses and minor children had no other interests in the stock/securities of the Bank or its Group undertakings at 31 December 2013. There have been no changes in the stockholdings of the above Directors and Secretary between 31 December 2013 and 28 February 2014.

End of information in the Remuneration Report that forms an integral part of the audited financial statements.

Changes in the Directorate during the year

Table 6:

	Executive Directors	Non-Executive Directors
Number at 31 December 2012	2	11
Changes during 2013
Appointments		D Marston (appointed 24 April 2013)
		B Martin (appointed 23 July 2013)
Retirements		P Watsa (retired 23 July 2013)
Number at 31 December 2013	2	12
Average number during 2013	2	12
(Average number during 2012)	(2)	(10)

BANK OF IRELAND GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED 31 DECEMBER 2013

BANK OF IRELAND GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Court of Directors and members of The Governor and Company of the Bank of Ireland

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity present fairly, in all material respects, the financial position of The Governor and Company of the Bank of Ireland and its subsidiaries (the 'Company') at 31 December 2013 and 31 December 2012, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in 'Management's Annual Report on Internal Control over Financial Reporting' appearing under 'Controls and Procedures' in the Additional Information section on pages 505 and 506 of the Annual Report on Form 20F. Our responsibility is to express opinions on these financial statements and on the Group's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in the accounting policies section on pages 224 and 225 and in note 62, in 2013 the Company changed the manner in which it assesses consolidation, due to the implementation of IFRS10: Consolidated Financial Statements; and the manner in which it accounts for its employee benefits due to the implementation of IAS 19 (revised): Employee Benefits, which resulted in the inclusion of the January 1, 2012 balance sheet.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

BANK OF IRELAND GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Continued)

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers
Dublin
Ireland

31 March 2014

BANK OF IRELAND GROUP

CONSOLIDATED INCOME STATEMENT

	Note	Year ended 31 December 2013 €m	Restated* Year ended 31 December 2012 €m	Restated* Year ended 31 December 2011 €m
Interest income	2	3,669	4,006	4,618
Interest expense	3	(1,665)	(2,560)	(3,076)

Net interest income		2,004	1,446	1,542
Net insurance premium income	4	1,073	1,156	929
Fee and commission income	5	493	515	612
Fee and commission expense	5	(192)	(215)	(192)
Net trading income/(expense)	6	12	(275)	19
Life assurance investment income, gains and losses	7	531	678	(38)
Gain on liability management exercises	8	4	69	1,789
Other operating income	9	64	80	(1)

Total operating income		3,989	3,454	4,660
Insurance contract liabilities and claims paid	10	(1,470)	(1,725)	(750)

Total operating income, net of insurance claims		2,519	1,729	3,910
Other operating expenses	11	(1,581)	(1,638)	(1,653)
Impact of amendments to defined benefit pension scheme	44	274	—	—
Cost of restructuring programme	12	(90)	(150)	3

Operating profit/(loss) before impairment charges on financial assets and loss on deleveraging		1,122	(59)	2,260
Impairment charges on financial assets (excluding assets sold to NAMA)	14	(1,665)	(1,769)	(1,960)
Impairment charges on assets sold to NAMA	15	—	—	(44)
(Loss)/gain on sale of assets to NAMA including associated costs	16	—	(1)	33
Loss on deleveraging of financial assets	17	(3)	(326)	(565)

Operating loss		(546)	(2,155)	(276)
Share of results of associates and joint ventures (after tax)	18	31	46	35
(Loss)/profit on disposal/liquidation of business activities	19	(10)	(69)	34

Loss before tax		(525)	(2,178)	(207)
Taxation credit	20	35	337	233

(Loss)/profit for the year		(490)	(1,841)	26

Attributable to stockholders		(487)	(1,835)	30
Attributable to non-controlling interests		(3)	(6)	(4)

(Loss)/profit for the year		(490)	(1,841)	26

Earnings per unit of €0.05 ordinary stock	21	(2.3c )	(6.7c )	(0.8c )

Diluted earnings per unit of €0.05 ordinary stock	21	(2.3c )	(6.7c )	(0.8c )

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IAS 19 Employee Benefits (Revised 2011) (IAS 19R)' and 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

The accounting policies, critical accounting estimates and judgements and notes on pages 221 to 389 form an integral part of these Consolidated Financial Statements

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended 31 December 2013 €m	Restated* Year ended 31 December 2012 €m	Restated* Year ended 31 December 2011 €m
(Loss)/profit for the year	(490)	(1,841)	26

Other comprehensive income, net of tax:
Items that may be reclassified to profit or loss in subsequent years:
Available for sale reserve, net of tax:
Changes in fair value	361	889	60
Transfer to income statement
—Asset disposal	(44)	(53)	24
—Impairment	—	39	19

Net change in available for sale reserve	317	875	103

Cash flow hedge reserve, net of tax:
Changes in fair value	230	546	(800)
Transfer to income statement	(411)	(398)	1,114

Net change in cash flow hedge reserve	(181)	148	314

Foreign exchange reserve:
Foreign exchange translation (losses)/gains	(93)	80	180
Transfer to income statement on liquidation of non-trading entities	12	56	—

Net change in foreign exchange reserve	(81)	136	180

Total items that may be reclassified to profit or loss in subsequent years	55	1,159	597

Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of the net defined benefit pension liability	(117)	(775)	(104)
Revaluation of property, net of tax	—	(1)	(6)

Total items that will not be reclassified to profit or loss in subsequent years	(117)	(776)	(110)

Other comprehensive income for the year, net of tax	(62)	383	487

Total comprehensive income for the year, net of tax	(552)	(1,458)	513

Total comprehensive income attributable to equity stockholders	(549)	(1,452)	518
Total comprehensive income attributable to non-controlling interests	(3)	(6)	(5)

Total comprehensive income for the year, net of tax	(552)	(1,458)	513

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IAS 19 Employee Benefits (Revised 2011) (IAS 19R)' and 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

The effect of tax on these items is shown in note 20.

The accounting policies, critical accounting estimates and judgements and notes on pages 221 to 389 form an integral part of these Consolidated Financial Statements

BANK OF IRELAND GROUP

CONSOLIDATED BALANCE SHEET

	Note	31 December 2013 €m	Restated* As at 31 December 2012 €m	Restated* As at 1 January 2012(1) €m
Assets
Cash and balances at central banks	53	6,385	8,472	8,181
Items in the course of collection from other banks		363	448	443
Trading securities	22	252	143	6
Derivative financial instruments	23	3,492	5,847	6,362
Other financial assets at fair value through profit or loss	24	10,306	9,460	8,914
Loans and advances to banks	25	4,759	9,502	8,051
Available for sale financial assets	26	12,104	11,093	10,262
NAMA senior bonds	27	3,957	4,428	5,016
Loans and advances to customers	28	84,514	92,621	99,314
Interest in associates	30	89	91	79
Interest in joint ventures	31	209	227	245
Intangible assets	32	374	371	393
Investment properties	33	805	848	995
Property, plant and equipment	34	322	333	336
Current tax assets		28	33	9
Deferred tax assets	43	1,714	1,640	1,371
Other assets	35	2,460	2,405	2,269
Retirement benefit asset	44	4	2	8
Assets classified as held for sale		—	—	2,446

Total assets		132,137	147,964	154,700

Equity and liabilities
Deposits from banks	36	12,213	21,125	31,382
Customer accounts	37	73,867	75,170	70,506
Items in the course of transmission to other banks		147	268	271
Derivative financial instruments	23	3,228	5,274	6,018
Debt securities in issue	38	15,280	18,073	19,124
Liabilities to customers under investment contracts	39	5,460	5,256	4,954
Insurance contract liabilities	39	8,502	7,988	7,037
Other liabilities	41	2,841	3,137	3,106
Current tax liabilities		28	23	86
Provisions	42	90	119	38
Deferred tax liabilities	43	92	92	88
Retirement benefit obligations	44	845	1,077	348
Subordinated liabilities	40	1,675	1,707	1,426
Liabilities classified as held for sale		—	—	13

Total liabilities		124,268	139,309	144,397

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IAS 19 Employee Benefits (Revised 2011) (IAS 19R)' and 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

(1)
Opening balance sheet as at 1 January 2012 reflects the Group's restated closing balance as at 31 December 2011.

The accounting policies, critical accounting estimates and judgements and notes on pages 221 to 389 form an integral part of these Consolidated Financial Statements

BANK OF IRELAND GROUP

CONSOLIDATED BALANCE SHEET (Continued)

	Note	31 December 2013 €m	Restated* As at 31 December 2012 €m	Restated* As at 1 January 2012 €m
Equity
Capital stock	47	2,558	2,452	2,452
Stock premium account	48	1,135	1,210	5,127
Retained earnings		3,791	4,673	3,571
Other reserves		404	336	(869)
Own stock held for the benefit of life assurance policyholders		(13)	(14)	(15)

Stockholders' equity		7,875	8,657	10,266
Non-controlling interests		(6)	(2)	37

Total equity		7,869	8,655	10,303

Total equity and liabilities		132,137	147,964	154,700

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IAS 19 Employee Benefits (Revised 2011) (IAS 19R)' and 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

The accounting policies, critical accounting estimates and judgements and notes on pages 221 to 389 form an integral part of these Consolidated Financial Statements

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Year ended 31 December 2013 €m	Restated* Year ended 31 December 2012 €m	Restated* Year ended 31 December 2011 €m
Capital stock
Balance at the beginning of the year	2,452	2,452	1,210
Issue of ordinary stock (note 46, 49)	111	—	1,242
Redemption of the 2009 Preference Stock (note 46)	(5)	—	—

Balance at the end of the year	2,558	2,452	2,452

Stock premium account
Balance at the beginning of the year	1,210	5,127	3,926
Issue of ordinary stock (note 46, 49)	469	—	1,331
Transaction costs on issue of ordinary stock (note 46, 49)	(12)	—	(114)
Redemption of the 2009 Preference Stock (note 46)	(532)	—	—
Transfer to retained earnings (note 48)	—	(3,920)	(16)
Transaction costs on transfer to retained earnings (note 48)	—	3	—

Balance at the end of the year	1,135	1,210	5,127

Retained earnings
Balance at the beginning of the year (prior to restatement)	4,607	3,507	3,740
Effect of change in accounting policy*	66	64	66

Balance at the beginning of the year (restated)	4,673	3,571	3,806
Loss retained	(727)	(2,031)	(192)
—(Loss)/profit for year attributable to stockholders	(487)	(1,835)	30
—Dividends on 2009 Preference Stock and other preference equity interests paid in cash	(240)	(196)	(222)
Transfer to capital reserve	(17)	(47)	(2)
Transaction costs on the transfer of the 2009 Preference Stock	(27)	—	—
Remeasurement of the net defined benefit pension liability	(117)	(775)	(104)
Repurchase of Capital note (note 8)	—	—	41
Transfer from share based payment reserve	4	—	5
Other movements	2	(4)	—
Transfer from stock premium account	—	3,920	16
Purchase of non-controlling interest	—	39	—
Transfer from revaluation reserve	—	—	2
Repurchase of treasury stock	—	—	(1)

Balance at the end of the year	3,791	4,673	3,571

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IAS 19 Employee Benefits (Revised 2011) (IAS 19R)' and 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

The accounting policies, critical accounting estimates and judgements and notes on pages 221 to 389 form an integral part of these Consolidated Financial Statements

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

	Year ended 31 December 2013 €m	Restated* Year ended 31 December 2012 €m	Restated* Year ended 31 December 2011 €m
Other Reserves:
Available for sale reserve
Balance at the beginning of the year	150	(725)	(828)
Net changes in fair value	414	1,015	68
Transfer to income statement (pre tax)
—Asset disposal (note 9)	(50)	(60)	28
—Impairment (note 14)	—	45	21
Deferred tax on reserve movements	(47)	(125)	(14)

Balance at the end of the year	467	150	(725)

Cash flow hedge reserve
Balance at the beginning of the year	227	79	(235)
Changes in fair value	259	590	(1,034)
Transfer to income statement (pre tax)
—Net trading income (foreign exchange)	(329)	(473)	1,226
—Net interest income (note 2)	(132)	56	154
Deferred tax on reserve movements	21	(25)	(32)

Balance at the end of the year	46	227	79

Foreign exchange reserve
Balance at the beginning of the year	(726)	(862)	(1,042)
Exchange adjustments during the year	(93)	80	180
Transfer to income statement on liquidation of non-trading entities (note 19)	12	56	—

Balance at the end of the year	(807)	(726)	(862)

Capital contribution	116	116	116

Capital reserve
Balance at the beginning of the year	557	510	508
Transfer from retained earnings	17	47	2

Balance at the end of the year	574	557	510

Share based payment reserve
Balance at the beginning of the year	7	7	12
Transfer to retained earnings	(4)	—	(5)

Balance at the end of the year	3	7	7

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IAS 19 Employee Benefits (Revised 2011) (IAS 19R)' and 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

The accounting policies, critical accounting estimates and judgements and notes on pages 221 to 389 form an integral part of these Consolidated Financial Statements

BANK OF IRELAND GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

	Year ended 31 December 2013 €m	Restated* Year ended 31 December 2012 €m	Restated* Year ended 31 December 2011 €m
Revaluation reserve
Balance at the beginning of the year	5	6	14
Revaluation of property	—	(2)	(8)
Deferred tax on revaluation of property	—	1	2
Transfer to retained earnings	—	—	(2)

Balance at the end of the year	5	5	6

Total other reserves	404	336	(869)

Own stock held for the benefit of life assurance policyholders
Balance at the beginning of the year	(14)	(15)	(15)
Changes in value and amount of stock held	1	1	—

Balance at the end of the year	(13)	(14)	(15)

Total stockholders' equity excluding non-controlling interests	7,875	8,657	10,266

Non-controlling interests
Balance at the beginning of the year (prior to restatement)	13	50	56
Effect of change in accounting policy*	(15)	(13)	(14)

Balance at the beginning of the year (restated)	(2)	37	42
Share of net loss	(3)	(6)	(4)
Capital contribution by non-controlling interest	—	14	—
Purchase of non-controlling interest	—	(47)	—
Other movements	(1)	—	(1)

Balance at the end of the year	(6)	(2)	37

Total equity	7,869	8,655	10,303

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IAS 19 Employee Benefits (Revised 2011) (IAS 19R)' and 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

The accounting policies, critical accounting estimates and judgements and notes on pages 221 to 389 form an integral part of these Consolidated Financial Statements

BANK OF IRELAND GROUP

CONSOLIDATED CASH FLOW STATEMENT

	Note	Year ended 31 December 2013 €m	Restated* Year ended 31 December 2012 €m	Restated* Year ended 31 December 2011 €m
Cash flows from operating activities
Loss before tax		(525)	(2,178)	(207)
Share of results of associates and joint ventures	18	(31)	(46)	(35)
Loss/(profit) on disposal/liquidation of business activities	19	10	69	(34)
Depreciation and amortisation		118	142	136
Impairment charges on financial assets	14	1,665	1,769	1,960
Impairment charges on assets sold to NAMA	15	—	—	44
Gain on sale of assets to NAMA including associated costs		—	1	(33)
Loss on deleveraging of financial assets	17	3	326	565
Charge arising on revaluation of property	34	1	11	15
Revaluation of investment property	33	32	25	7
Interest expense on subordinated liabilities	3	178	159	171
Charge for retirement benefit obligation	11	133	70	104
Impact of amendments to defined benefit pension schemes	44	(274)	—	—
Gain on liability management exercises	8	(4)	(69)	(1,789)
Charges/(gains) arising on the movement in credit spreads on the Group's own debt and deposits accounted for at 'fair value through profit or loss'	6	154	297	(56)
Gain on Contingent Capital Note	3	—	(79)	—
Net change in accruals and interest payable		(464)	30	49
Other non-cash items		78	108	(4)

Cash flows from operating activities before changes in operating assets and liabilities		1,074	635	893

Net change in items in the course of collection from other banks		(41)	(4)	30
Net change in trading securities		(109)	(137)	145
Net change in derivative financial instruments		481	(111)	1,021
Net change in other financial assets at fair value through profit or loss		(848)	(545)	1,124
Net change in loans and advances to banks		3,189	(3,107)	148
Net change in loans and advances to customers		5,301	5,467	4,938
Net change in other assets		382	414	254
Net change in deposits from banks		(8,901)	(10,265)	(9,559)
Net change in customer accounts		(687)	3,970	4,272
Net change in debt securities in issue		(2,477)	(509)	(8,478)
Net change in liabilities to customers under investment contracts		204	302	(317)
Net change in insurance contract liabilities		514	951	(151)
Net change in other liabilities		25	(433)	(105)
Effect of exchange translation and other adjustments		(405)	(679)	(749)

Net cash flow from operating assets and liabilities		(3,372)	(4,686)	(7,427)

Net cash flow from operating activities before tax		(2,298)	(4,051)	(6,534)
Tax paid		(50)	(36)	22

Net cash flow from operating activities		(2,348)	(4,087)	(6,512)
Investing activities (section a below)		(766)	3,150	12,747
Financing activities (section b below)		(694)	(751)	1,334

Net change in cash and cash equivalents		(3,808)	(1,688)	7,569
Opening cash and cash equivalents	53	14,328	15,764	8,121
Effect of exchange translation adjustments		234	252	74

Closing cash and cash equivalents	53	10,754	14,328	15,764

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IAS 19 Employee Benefits (Revised 2011) (IAS 19R)' and 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

The accounting policies, critical accounting estimates and judgements and notes on pages 221 to 389 form an integral part of these Consolidated Financial Statements

BANK OF IRELAND GROUP

CONSOLIDATED CASH FLOW STATEMENT (Continued)

	Note	Year ended 31 December 2013 €m		Restated* Year ended 31 December 2012 €m		Restated* Year ended 31 December 2011 €m
(a) Investing activities
Additions to available for sale financial assets	26	(3,346)		(5,570)		(21,532)
Disposal/redemption of available for sale financial assets	26	2,549		6,013		27,160
Additions to property, plant and equipment	34	(33	)(1)	(42	)(1)	(31)
Disposal of property, plant and equipment	34	2		6		5
Additions to intangible assets	32	(84)		(78)		(72)
Disposals of intangible assets	32	—		3		—
Disposal of investment property		12		127		30
Dividends received from joint ventures	31	50		60		52
Net change in interest in associates		(2)		(5)		(9)
Net proceeds from disposal of loan portfolios	17	86		1,981		6,996
Net proceeds from disposal of business activities		—		655		148

Cash flows from investing activities		(766)		3,150		12,747

(b) Financing activities
Redemption of the 2009 Preference Stock	46	(537)		—		—
Transaction costs on the transfer of the 2009 Preference Stock	46	(27)		—		—
Net proceeds from issue of ordinary stock	46	568		—		—
Net proceeds from Rights Issue		—		—		1,794
Net proceeds from Contingent Capital Note		—		—		985
Interest paid on subordinated liabilities		(159)		(136)		(240)
Dividend paid on 2009 Preference Stock and other preference equity interests		(240)		(196)		(222)
Consideration paid in respect of liability management exercises		(299)		(680)		(983)
Proceeds from issue of new subordinated liabilities		—		250		—
Capital contribution by non-controlling interest		—		14		—
Consideration paid in respect of purchase of non-controlling interest		—		(3)		—

Cash flows from financing activities		(694)		(751)		1,334

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IAS 19 Employee Benefits (Revised 2011) (IAS 19R)' and 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

(1)
Excludes €1 million (year ended 31 December 2012: €12 million) of property, plant and equipment acquired under finance lease agreements (note 34).

Opening
balance sheet as at 1 January 2011 has been restated to reflect the impact of the adoption of 'IAS 19 Employee Benefits (Revised 2011) (IAS 19B)' and 'IFRS 10 Consolidated Financial Statements'.

The accounting policies, critical accounting estimates and judgements and notes on pages 221 to 389 form an integral part of these Consolidated Financial Statements

BANK OF IRELAND GROUP

INDEX TO ACCOUNTING POLICIES

BANK OF IRELAND GROUP

ACCOUNTING POLICIES

ACCOUNTING POLICIES

The following are Bank of Ireland Group's principal accounting policies.

Basis of preparation

The financial statements comprise the Consolidated income statement, the Consolidated statement of comprehensive income, the Consolidated balance sheet, the Consolidated statement of changes in equity, the Consolidated cash flow statement, the Group accounting policies and critical accounting estimates and judgements and the notes to the Consolidated Financial Statements on pages 256 to 389. The financial statements include the information that is described as being an integral part of the audited financial statements contained in: (i) Sections 3.1, 3.2, 3.3, 3.4 and 4 of the Risk Management Report as described further on the bottom of page 74; (ii) the Remuneration Report as described further on page 202; and (iii) Other Information—Group exposures to selected countries as described further on the top of page 390. The financial statements also include the Tables in Other Information—Supplementary Asset Quality Disclosures that are described as being an integral part of the audited financial statements as described further on the top of page 401.

The financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU) and with those parts of the Companies Acts, 1963 to 2013 applicable to companies reporting under IFRS, with the European Communities (Credit Institutions: Accounts) Regulations, 1992 and with the Asset Covered Securities Acts, 2001 to 2007. The EU adopted version of IAS 39 currently relaxes some of the hedge accounting rules in IAS 39 'Financial Instruments—Recognition and Measurement'. The Group has not availed of this, hence these financial statements comply with both IFRS as adopted by the EU and IFRS as issued by the IASB.

The financial statements have been prepared under the historical cost convention as modified to include the fair valuation of certain financial instruments and land and buildings.

The preparation of the financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. A description of the critical estimates and judgements is set out on pages 252 to 255.

References to 'the State' throughout this document should be taken to refer to the Republic of Ireland, its Government and, where and if relevant, Government departments, agencies and local Government bodies.

Going concern

The time period that the Directors have considered in evaluating the appropriateness of the going concern basis in preparing the financial statements for the year ended 31 December 2013 is a period of twelve months from the balance sheet date ('the period of assessment').

In making this assessment, the Directors considered the Group's business, profitability projections, funding and capital plans, under both base and plausible stress scenarios, together with a range of other factors such as the outlook for the Irish economy, taking due account of the impact of fiscal realignment measures

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

and the availability of collateral to access the Eurosystem together with the likely evolution and impact of the eurozone crises. The matters of primary consideration by the Directors are set out below:

Capital

On 2 December 2013, the Central Bank of Ireland's Balance Sheet Assessment (BSA)/Asset Quality Review (AQR) confirmed that the Bank had adequate capital as at 30 June 2013 to meet the requirements determined under the BSA, and consequently the Central Bank of Ireland did not require the Bank to raise additional capital as a result of the BSA.

A European-wide stress test is currently expected during 2014 and the phased implementation of CRD IV impacts the Group's capital position during the period of assessment. The Group has developed capital plans under base and stress scenarios and expects to maintain a buffer over regulatory minima throughout the period of assessment.

During December 2013, the Group successfully executed a Capital Package in relation to the 2009 Preference Stock comprising the placing of new units of ordinary stock to generate proceeds of c.€537 million (net of expenses), to redeem c.€537 million of 2009 Preference Stock, and the sale by the National Pensions Reserve Fund Commission of €1.3 billion of 2009 Preference Stock to private investors. The Capital Package was substantially oversubscribed.

The Directors believe this satisfactorily addresses the capital risk.

Liquidity and funding

During 2013 the Group accessed wholesale funding markets through both secured and unsecured issuances, with further unsecured issuances in January and March 2014.

The Group's drawings from Monetary Authorities reduced by €4 billion during the year ended 31 December 2013, from €12 billion at 31 December 2012 (excluding €3 billion relating to the IBRC repo transaction) to €8 billion at 31 December 2013. The €8 billion of Monetary Authority funding matures in the period of assessment, in line with the ECB's 3-year LTRO. The ECB fixed rate full allotment policy in respect of its main refinancing operations, which roll on a short term basis, has been extended to July 2015 at the earliest and is available to the Group during the period of assessment.

It is expected that the Group will continue to require access to the Monetary Authorities for funding during the period of assessment. In addition, in the context of its assessment of going concern, the Group discussed the relevant public announcements from the ECB, the EC and the IMF and the Minister for Finance (together the announcements) with the Central Bank and it sought assurance on the continued availability of required liquidity from the Eurosystem during the period of assessment. The Directors are satisfied, based on the announcements and the clarity of confirmations received from the Central Bank, that, in all reasonable circumstances, the required liquidity and funding from the ECB and the Central Bank will be available to the Group during the period of assessment.

The Directors believe that this satisfactorily addresses the liquidity risk.

Conclusion

On the basis of the above, the Directors consider it appropriate to prepare the financial statements on a going concern basis having concluded that there are no material uncertainties related to events or conditions that may cast significant doubt on the Group's and Bank's ability to continue as a going concern over the period of assessment.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Adoption of new accounting standards

The following amendments to standards have been adopted by the Group during the year ended 31 December 2013:

Recently adopted accounting pronouncements

During the year ended 31 December 2013, the Group adopted the following standards and amendments to standards:

•
IAS 19 (Revised 2011) Employee Benefits (IAS 19R);

•
IFRS 10 Consolidated Financial Statements and IAS 27: Separate Financial Statements;

•
IFRS 13 Fair Value Measurement;

•
Amendment to IAS 1: Presentation of Financial Statements;

•
Amendment to IAS 34: Interim Financial Reporting;

•
Amendment to IFRS 7: Offsetting Financial Assets and Financial Liabilities;

•
IFRS 11 Joint Arrangements and IAS 28: Investments in Associates and Joint Ventures;

•
IFRS 12 Disclosure of Interests in Other Entities; and

•
Annual Improvements 2009-2011 (Annual Improvements).

Several other new standards and amendments apply for the first time in 2013. However, they do not impact the Consolidated Financial Statements of the Group.

New accounting pronouncements

The nature and the impact of each new standard/amendment is described below:

IAS 19 Employee Benefits (Revised 2011) (IAS 19R)

IAS 19R eliminated the option for deferred recognition of all changes in the present value of the defined benefit obligation and in the fair value of plan assets (including the corridor approach, which was not applied by the Group). On the adoption of the new standard, capitalised future administration expenses relating to deferred and retired members were removed from the measurement of defined benefit plan obligations as such expenses are now recognised as incurred. In addition, the amended standard requires a net interest approach (based off high quality corporate bonds), which replaces the expected return on plan assets, with no change to the interest on pension obligations, and requires enhanced disclosures for defined benefit plans.

The main impacts for the Group on transition to IAS 19R were:

•
Restatement of the Retirement Benefit Obligation at 31 December 2012, as capitalised future administration expenses relating to deferred and retired members are removed from the measurement of defined benefit plan obligations; and

•
An increase in the costs of providing defined retirement benefits in the income statement, as the expected return on plan assets is replaced by a net interest charge.

The financial statements for the comparative period have been restated to reflect this change. The effect of the adoption of IAS 19R is explained further in note 62.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

IAS 19R also changes the recognition criteria for termination benefits. Certain termination benefits will now be recognised at a later date unless they form part of a restructuring as defined in IAS 37. This had no impact on the Group's financial position or performance as the Group's restructuring programme, which includes termination benefits, meets the definition of a restructuring under IAS 37.

IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements

IFRS 10 supersedes IAS 27, 'Consolidated and Separate Financial Statements' and SIC-12, 'Consolidation—Special Purpose Entities'. It establishes a single control model that applies to all entities, including those that were previously considered special purpose entities under SIC-12. An investor controls an investee when it is exposed, or has rights to variable returns from the investee, and has the ability to affect those returns through its power over the investee. The assessment of control is based on all facts and circumstances and the conclusion is reassessed if there is an indication that there are changes in facts and circumstances.

The impact of the new standard has been to deconsolidate certain entities with interests in an international investment property. Under IFRS 10, the Group is not considered to control these entities and the investment has been equity accounted as an investment in associate. The financial statements for the comparative period have been restated to reflect this change. The effect of the adoption of IFRS 10 is explained further in note 62.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not materially impacted the fair value measurements carried out by the Group.

IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7: Financial Instruments: Disclosures. The Group provides these disclosures in note 52.

IAS 1 Presentation of Items of Other Comprehensive Income—Amendment to IAS 1

This amendment to IAS 1 introduces a grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g. exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available for sale financial assets) now have to be presented separately from items that will not be reclassified (e.g. remeasurement of the net defined benefit pension liability and revaluation of property). The amendment had no impact on the Group's financial position or performance but rather has changed the presentation.

IAS 34 Interim financial reporting and segment information for total assets and liabilities (Amendment)

The amendment clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirements in IFRS 8 Operating Segments. Total assets and liabilities for a reportable segment need to be disclosed in the Interim Financial Statements only when the amounts are regularly provided to the chief operating decision maker and there has been a material change in the total amount disclosed in the entity's previous annual Consolidated Financial Statements for that reportable segment. The amendment had no impact on the Group's financial position or performance.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

IFRS 7 Financial Instruments: Disclosures—Offsetting Financial Assets and Financial Liabilities—Amendment to IFRS 7

The amendment requires an entity to disclose information about rights to set off financial instruments and related arrangements (e.g. collateral agreements). The disclosures provide users with information that is useful in evaluating the effect of netting arrangements on an entity's financial position. The new disclosures are required for all recognised financial instruments that are set off in accordance with IAS 32. The disclosures also apply to recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether the financial instruments are set off in accordance with IAS 32. The application of this amendment had no impact on the financial position of the Group. The Group provides these disclosures in note 60.

IFRS 11 Joint Arrangements and IAS 28 Investments in Associates and Joint Ventures

IFRS 11 supersedes IAS 31, 'Interests in Joint Ventures' and SIC-13, 'Jointly-controlled Entities—Nonmonetary Contributions by Venturers'. IFRS 11 classifies joint arrangements as either joint operations or joint ventures and focuses on the nature of the rights and obligations of the arrangement. IFRS 11 requires the use of the equity method of accounting for joint arrangements by eliminating the option to use the proportionate consolidation method, which was not applied by the Group. The application of this new standard had no impact on the financial position of the Group.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity's interests in subsidiaries, joint arrangements, associates and structured entities. The application of this new standard had no impact on the financial position of the Group. The Group provides these disclosures in note 58.

Annual Improvements 2009-2011 (the Annual Improvements)

The annual improvements process provides a vehicle for making non-urgent but necessary amendments to IFRSs. These amendments have had no impact on the financial position of the Group.

Comparatives

Comparative figures have been adjusted where necessary, to conform with changes in presentation or where additional analysis has been provided in the current period.

Comparative periods have been restated to reflect the impact of the adoption of 'IAS 19 Employee Benefits (Revised 2011) (IAS 19R)' and 'IFRS 10 Consolidated Financial Statements'.

See note 62 for additional information.

Group accounts

(1)   Subsidiaries

Subsidiary undertakings are investees (including structured entities) controlled by the Group. The Group controls an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Group reassesses whether it controls an investee when facts and circumstances indicate that there are changes to one or more elements of control.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

A structured entity is an entity designed so that its activities are not governed by way of voting rights. The Group assesses whether it has control over such entities by considering factors such as the purpose and design of the entity; the nature of its relationship with the entity; and the size of its exposure to the variability of returns from the entity.

Assets, liabilities and results of all Group undertakings have been included in the Group financial statements on the basis of financial statements made up to the end of the financial period.

The existence and effect of potential voting rights are considered when assessing whether the Group controls an investee only if the rights are substantive.

Business combinations

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

(2)   Associates and Joint Ventures

Associates are all entities over which the Group has significant influence but not control, over the entity's financial and operating decisions, generally accompanying a shareholding of between 20% and 50% of the voting rights.

A joint arrangement is an arrangement of which two or more parties have joint control.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Those parties are called joint venturers.

Investments in associates and joint ventures are accounted for by the equity method of accounting and are initially recognised at cost. Under this method, the Group's share of the post-acquisition profits or losses in associates and joint ventures is recognised in the Group's income statement, its share of other comprehensive income is recognised in the Group's other comprehensive income and its share of

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate or joint venture equals or exceeds its interest in the associate or joint venture the Group does not recognise further losses unless it has incurred obligations or made payments on behalf of the associate or joint venture.

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

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Those parties are called joint operators.

The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in joint operations in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses.

Accounting policies of associates and joint ventures have been changed, where necessary, to ensure consistency with the policies adopted by the Group.

(3)   Non-controlling Interests

Transactions with non-controlling interests where the Group has control over the entity are accounted for using the Economic entity model. This accounting model requires that any surplus or deficit that arises on any transaction(s) with non-controlling interests to dispose of or to acquire additional interests in the entity, is settled through equity.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

The principal rates of exchange used in the preparation of the financial statements are as follows:

	31 December 2013		31 December 2012		31 December 2011
	Average	Closing	Average	Closing	Average	Closing
€/Stg£	0.8493	0.8337	0.8109	0.8161	0.8679	0.8353
€/US$	1.3281	1.3791	1.2848	1.3194	1.3920	1.2939

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Operating loss/profit

Operating loss/profit includes the Group's earnings from ongoing activities after impairment charges and loss on deleveraging of financial assets, and before share of profit or loss on associates and joint ventures (after tax) and loss on disposal/liquidation of business activities.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

Valuation of financial instruments

The Group recognises trading securities, other financial assets and liabilities designated at fair value through profit or loss, derivatives and available for sale financial assets at fair value in the balance sheet. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal, or in its absence, the most advantageous market to which the Group has access at that date.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

Transfers between levels of the fair value hierarchy

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change occurred. The Group provides these disclosures in note 52.

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

If the Group purchases its own debt, it is removed from the balance sheet and the difference between the carrying amount of the liability and the consideration paid is included in other operating income, net of any costs or fees incurred.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Debt for debt exchanges

Where the Group and an existing lender agree to exchange financial liabilities and where the terms of the original financial liability and the new financial liability are substantially different, the exchange is treated as an extinguishment of the original financial liability and the recognition of a new financial liability. The Group considers both quantitative and qualitative measures in determining whether the terms are substantially different. The difference between the carrying amount of the financial liability extinguished and the consideration paid, including any non-cash asset transferred or liabilities assumed, is recognised in profit or loss. Any costs or fees incurred are recognised as part of the gain or loss on extinguishment.

Debt for equity exchanges

Where the Group settles a liability through the issuance of its own equity instruments, the difference between the carrying amount of the financial liability and the fair value of equity instruments issued is recognised in profit or loss. If the fair value of the equity instruments cannot be reliably measured then the fair value of the existing financial liability is used to measure the gain or loss.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

(b)   Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in other comprehensive income are reclassified to the income statement in the periods in which the hedged item affects profit or loss.

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

(vii)
initiation of bankruptcy proceedings; and

(viii)
granting a concession to a borrower, for economic or legal reasons relating to the borrower's financial difficulty that would otherwise not be considered.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement. When a loan is deemed uncollectible, it is derecognised and the provision for impairment is utilised. Subsequent recoveries decrease the amount of the charge for loan impairment in the income statement.

Forbearance

Forbearance occurs when a borrower is granted a temporary or permanent concession or an agreed change ('forbearance measure') to a loan for reasons relating to the actual or apparent financial stress or distress of that borrower. Forbearance has not occurred if the concession or agreed change to a loan granted to a borrower is not related to the actual or apparent financial stress or distress of that borrower.

Prior to any decision to grant forbearance the Group performs an assessment of a customer's financial circumstances and ability to repay. This assessment includes an individual assessment for impairment of the loan. If the Group determines that no objective evidence of impairment exists for an individually assessed forborne asset, whether significant or not, it includes the asset in a group of loans with similar credit risk characteristics and collectively assesses them for impairment.

Where the forborne loan is considered to be impaired the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the asset's original effective interest rate before the modification of terms. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. If a forborne asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

determined under the contract before the modification of terms. As a practical expedient, the Group may measure impairment on the basis of an instrument's fair value using an observable market price.

Where a forborne loan in the non-mortgage book is subject to forbearance and no specific provision is required, the asset is reported as forborne. However, where a specific provision is required the asset is reported as impaired and is not reported as forborne. For residential mortgages, exposures that are subject to forbearance and have a specific provision are reported as both forborne and impaired.

Assets to which forbearance has been applied continue to be reported as forborne until the forbearance measure expires or the asset is repaid.

Where the cash flows from a forborne loan are considered to have expired, the original asset is derecognised and a new asset is recognised, initially measured at fair value. Any difference between the carrying value of the original asset and the fair value of the new asset on initial recognition are recognised in the income statement. Interest accrues on the new asset based on the current market rates in place at the time of the renegotiation.

Non-forbearance renegotiation

Where a concession or agreed change to a loan is not directly linked to apparent financial stress or distress, these amendments are not considered forbearance. Any changes in expected cash flows are accounted for under IAS 39 i.e. the carrying amount of the asset is adjusted to reflect any change to estimated cash flows discounted at the original effective interest rate, before the modification of terms. If a renegotiated asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. Any difference between the asset's carrying amount and the present value of estimated future cash flows is reflected in the income statement. However, where cash flows on the original asset have considered to have expired, the original asset is derecognised and a new asset is recognised at fair value. Any difference arising between the derecognised asset and the new asset is recognised in the income statement.

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

Depreciation is calculated on the straight line method to write down the carrying value of other items of property, plant and equipment to their residual values over their estimated useful lives as follows:

•
adaptation works on freehold and leasehold property—fifteen years, or the remaining period of the lease; and

•
computer and other equipment—maximum of ten years.

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

Gains and losses on the disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining profit before tax. If the asset being disposed of had previously been revalued then any amount in other comprehensive income relating to that asset is reclassified directly to retained earnings on disposal rather than the income statement.

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

Gains and losses on the disposal of an entity are recognised having taken account of the carrying amount of goodwill relating to the entity sold.

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

Impairment losses are allocated to non-current assets within the measurement scope of IFRS 5 and the amount recognised in the financial statements is limited to the carrying value of those assets. Other assets and liabilities are measured in accordance with applicable IFRSs in both initial and subsequent measurement of the asset (or disposal group) held for sale. As a result, in accordance with IFRS 5 any impairment losses in excess of the carrying value of the non-current assets in the scope measurement of IFRS 5 are not recognised until disposal.

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

The asset or liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates on high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Service cost and net interest on the net defined benefit liability / (asset) are recognised in profit or loss, within operating expenses.

Remeasurements of the net defined benefit liability / (asset), including:

•
actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions; and

•
the return on plan assets, excluding amounts included in net interest on the net defined benefit liability / (asset); are recognised in other comprehensive income.

Past service cost is the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment, and is recognised as an expense at the earlier of:

•
when the plan amendment or curtailment occurs; and

•
when the Group recognises related restructuring costs or termination benefits.

Past service cost is recognised within operating expenses unless it meets the criteria for separate presentation as set out in IAS 1.

A plan amendment occurs when the Group introduces, or withdraws, a defined benefit plan, or changes the benefits payable under an existing plan. A curtailment occurs when the Group significantly reduces the number of employees covered by a plan. Past service cost may be either positive or negative.

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

Where an option is cancelled, the Group immediately recognises, as an expense, the amount of the expense that would have otherwise been recognised over the remainder of the vesting period. When options are exercised, new shares are issued.

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

(d)   Termination payments

Termination payments are recognised as an expense at the earlier of:

•
when the Group can no longer withdraw the offer of those benefits; and

•
when the Group recognises costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits

For this purpose, in relation to termination benefits for voluntary redundancies, the Group is considered to be no longer able to withdraw the offer on the earlier of the following dates:

•
when the employee accepts the offer; and

•
when a restriction (e.g. a legal, regulatory or contractual requirement) on the Group's ability to withdraw the offer takes effect.

Termination benefits are recognised within operating expenses unless they meet the criteria for separate presentation as set out in IAS 1.

The Group measures termination benefits on initial recognition, and measures and recognises subsequent changes, in accordance with the nature of the benefit.

Income taxes

(a)   Current income tax

Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise. The tax effects of income tax losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

Capital stock and reserves

(1)   Equity transaction costs

Incremental external costs directly attributable to equity transactions, including the issue of new equity stock or options, are shown as a deduction from equity, net of tax.

(2)   Dividends on ordinary stock and preference stock

Dividends on ordinary stock and preference stock are recognised in equity in the period in which they are approved by the Bank's stockholders or the Court of Directors, as appropriate.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

(9)   Share based payment reserve

The share based payment reserve represents amounts expensed in the income statement in connection with share based payments, net of transfers to retained earnings on the exercise, lapsing or forfeiting of share awards.

(10) Capital Contribution

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

(11) Stock Premium Account

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

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

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Impact of new accounting standards

The following standards, interpretations and amendments to standards will be relevant to the Group but were not effective at 31 December 2013 and have not been applied in preparing these financial statements. The Group's initial view of the impact of these accounting changes is outlined below.

Pronouncement	Nature of change	Effective date	Impact
	The IASB has issued amendments to IAS 32 'Financial Instruments: Presentation' that provide clarifications on the application of the offsetting rules. The revised standard was endorsed by the EU on 13 December 2012.	Financial periods beginning on or after 1 January 2014	Not significant.

These narrow-scope amendments to IAS 36, 'Impairment of Assets' require disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. The scope of these disclosures is limited to the recoverable amount of impaired assets that is based on fair value less costs of disposal.

The revised standard was endorsed by the EU on 19 December 2013.

		Financial periods beginning on or after 1 January 2014.	Not significant.

	This narrow scope amendment to IAS 39 allows hedge accounting to continue where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulation, if specific conditions are met. A novation in this context indicates that parties to a contract agree to replace their original counterparty with a new one. The revised standard was endorsed by the EU on 19 December 2013.	Financial periods beginning on or after 1 January 2014.	Not significant.

This interpretation deals with accounting for levies imposed by governments, principally when an entity should recognise a liability to pay a levy. The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

The new interpretation is still subject to EU endorsement.

		Financial periods beginning on or after 1 January 2014.	Not significant.

The narrow scope amendments apply to contributions from employees or third parties to defined benefit plans. The objective of the amendments is to simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary.

The revised standard is still subject to EU endorsement.

		Financial periods beginning on or after 1 July 2014.	Not significant.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Pronouncement	Nature of change	Effective date	Impact
	The annual improvements process provides a vehicle for making non-urgent but necessary amendments to IFRSs. The amendments are subject to EU endorsement. Annual Improvements to IFRSs 2010-2012 Cycle is a collection of amendments to IFRSs in response to eight issues addressed during the 2010-2012 cycle for annual improvements to IFRSs.	Financial periods beginning on or after 1 July 2014.	Not significant.

	The annual improvements process provides a vehicle for making non-urgent but necessary amendments to IFRSs. The amendments are subject to EU endorsement. Annual Improvements to IFRSs 2011-2013 Cycle is a collection of amendments to IFRSs in response to four issues addressed during the 2011-2013 cycle.	Financial periods beginning on or after 1 July 2014.	Not significant.

BANK OF IRELAND GROUP

ACCOUNTING POLICIES (Continued)

Pronouncement	Nature of change	Effective date	Impact
IFRS 9 is the standard which will replace IAS 39, 'Financial instruments: recognition and measurement'. The first stage of IFRS 9 dealt with the classification and measurement of financial assets and was issued in November 2009. An addition to IFRS 9 dealing with financial liabilities was issued in October 2010. In November 2013, further guidance was given on hedging and Own Credit Risk for financial liabilities at fair value.

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

•

fair value changes attributable to changes in own credit risk for financial liabilities designated under the fair value option other than loan commitments and financial guarantee contracts are required to be presented in the statement of comprehensive income unless the treatment would create or enlarge an accounting mismatch in profit or loss. These amounts are not subsequently reclassified to the income statement but may be transferred within equity. This change can now be early adopted; and

•

new general hedge accounting model.

The completed standard has not yet been published and is still subject to EU endorsement.

		The IASB has tentatively decided that the effective date is 1 January 2018.	The Group is assessing the impact of adopting IFRS 9. The impact of IFRS 9 is expected to change when the completed standard is published.

BANK OF IRELAND GROUP

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

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

A key judgemental area is in relation to the Residential mortgages portfolio, which has been significantly impacted by the current economic climate, due to a considerable reduction in security values and very low levels of activity in the sector. At 31 December 2013, the Residential mortgages portfolio before impairment provisions amounted to €52 billion (31 December 2012: €55 billion), against which were held provisions for impairment of €2.0 billion (31 December 2012: €1.6 billion). A key assumption used in the calculation of the impairment charge for Residential mortgages is the expected decline in the value of the underlying residential properties securing the loans. At 31 December 2013, the assumption adopted by the Group in respect of the expected average decline in the value of Irish residential properties was 55% from their peak in 2007. The assumptions relating to the anticipated peak to trough house price decline, together with all other key impairment provisioning model factors, continue to be reviewed as part of the Group's year-end and half year financial reporting cycle. A 2% decline in average values beyond this assumed level would give rise to additional impairment provisions of c.€70 million to €80 million. At 31 December 2013 a 2% decline in average values in UK Residential properties beyond the assumed peak to trough would give rise to additional impairment provisions of c.£4 million to £6 million.

BANK OF IRELAND GROUP

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Residential mortgage impairment charges, in addition to containing judgements in relation to expected declines in residential property prices, also contain key assumptions relating to 'Time to Sale' and 'Loss Emergence periods'. The impairment charges can be sensitive to movements in these assumptions.

'Time to Sale' assumptions estimate the period of time taken from the recognition of the impairment charge to the sale of that collateral. An increase of three months in this assumption for Irish Residential mortgage properties would give rise to additional impairment provisions of c.€8 million to €12 million. An increase of three months in this assumption for UK Residential mortgage properties would give rise to additional impairment provisions of c.£1.5 million to £2.5 million.

'Loss emergence periods' refer to the period of time between the occurrence and reporting of a loss event. An increase of one month in this assumed loss emergence period for Irish Residential properties would give rise to additional impairment provisions of c.€5 million to €15 million. An increase of one month in this assumed loss emergence period for UK residential properties would give rise to additional impairment provisions of c.£0.5 million to £1.5 million.

'Weighted average cure rate' assumptions refer to the percentage of loans estimated to return from default to less than 30 days past due and satisfactorily complete a twelve month probation period. A 1% increase in this factor for Irish Residential mortgage properties would give rise to a release of impairment provisions of c.€8 million to €10 million.

A further important judgemental area is in relation to the level of impairment provisions applied to the Property and construction portfolio. The loans in this portfolio have been similarly affected by the current economic climate. Property and construction loans before impairment provisions at 31 December 2013 amounted to €16.8 billion (31 December 2012: €19.2 billion), against which were held provisions for impairment of €4.1 billion (31 December 2012: €3.9 billion).

In the case of the Property and construction portfolio a collective impairment provision is also made for impairment charges that have been incurred but not reported (IBNR). A key assumption used in calculating this charge is the emergence period between the occurrence and reporting of the loss event. An increase of one month in this emergence period beyond this assumed level would give rise to additional impairment provisions of c.€40 million to €45 million.

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

In the case of the non-property SME and corporate portfolio a collective impairment provision is also made for impairment charges that have been IBNR. A key assumption used in calculating this charge is the emergence period between the occurrence and reporting of the loss event. An increase of one month in this emergence period beyond this assumed level would give rise to additional impairment provisions of c.€30 million to €35 million.

The detailed methodologies, areas of estimation and judgement applied in the calculation of the Group's impairment charge on financial assets are set out in the Credit Risk Methodologies section on pages 122 to 132 of the Risk Management Report.

BANK OF IRELAND GROUP

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

(b)   Taxation

The taxation charge accounts for amounts due to fiscal authorities in the various territories in which the Group operates and includes estimates based on a judgement of the application of law and practice in certain cases to determine the quantification of any liabilities arising. In arriving at such estimates, management assesses the relative merits and risks of tax treatments assumed, taking into account statutory, judicial and regulatory guidance and, where appropriate, external advice. There is a risk that the final taxation outcome could be different to the amounts currently recorded.

At 31 December 2013, the Group had a net deferred tax asset of €1,622 million (31 December 2012: €1,548 million (restated)), of which €1,650 million (31 December 2012: €1,500 million) related to trading losses. See note 43.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which deductible temporary differences and unutilised tax losses can be utilised. In order for the Group to recognise an asset for unutilised losses it must have convincing evidence of sufficient future taxable profits against which the losses can be utilised. The recognition of a deferred tax asset relies on management's judgements surrounding the probability and sufficiency of future taxable profits, and the future reversals of existing taxable temporary differences.

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

The most significant judgement relates to the Group's assessment of the recoverability of the portion of the deferred tax asset relating to trading losses. Under current Irish and UK tax legislation there is no time restriction on the utilisation of these losses. The Finance (No 2) Act 2013 abolished the tax provision applicable to financial institutions participating in NAMA which restricted by 50% the amount of profits against which the carried forward trading losses could be utilised. The effect of this change is to accelerate the Group's ability to utilise its tax losses carried forward and shorten the recovery period of the deferred tax asset. The Group expects to recover a significant portion of the deferred tax asset in a period more than ten years from the balance sheet date, however it expects that the greater part of the deferred tax asset will be recovered within ten years of the balance sheet date. Of the Group's total deferred tax asset of c.€1.6 billion at 31 December 2013, c.€1.3 billion related to Irish tax losses.

Based on its projections of future taxable income, the Group has concluded that it is probable that sufficient taxable profits will be generated to recover this deferred tax asset and it has been recognised in full.

(c)   Retirement benefits

The Group operates a number of defined benefit pension schemes. In determining the actual pension cost, the actuarial values of the liabilities of the schemes are calculated by external actuaries. This involves modelling their future growth and requires management to make assumptions as to discount rates, price inflation, salary and pensions increases, and employee mortality. There are acceptable ranges in which these estimates can validly fall. The impact on the results for the period and financial position could be materially different if alternative assumptions were used. An analysis of the sensitivity of the defined benefit pension liability to changes in the key assumptions is set out in note 44 on retirement benefit obligations.

BANK OF IRELAND GROUP

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

(d)   Life assurance operations

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

Changes to these assumptions may cause the present value of future surpluses to differ from those assumed at the balance sheet date and could significantly affect the value attributed to the in force business. The value of in force business could also be affected by changes in the amounts and timing of other net cash flows (principally annual management charges and other fees levied upon the policyholders) or the rate at which the future surpluses and cash flows are discounted. In addition, the extent to which actual experience is different from that assumed will be recognised in the income statement for the period. An analysis of the sensitivity of profit after tax and stockholders' equity to changes in the key life assurance assumptions is set out in note 61 on the life assurance business.

(e)   Fair value of financial instruments

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

The most significant area of judgement is in relation to certain financial assets and liabilities classified within level 3 of the 3-level fair value hierarchy. Further details are set out in note 52 on fair value of financial assets and financial liabilities.

An analysis of the sensitivity of the fair value movements of level 3 financial instruments to the use of reasonably possible alternative assumptions is also set out in note 52.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1      OPERATING SEGMENTS

The Group has five reportable operating segments which reflect the internal financial and management reporting structure and are organised as follows:

Retail Ireland

Retail Ireland incorporates the Group's branch network and Direct Channels (mobile, online and phone), Mortgage Business, Consumer Banking, Business Banking and Private Banking activities in the Republic of Ireland and is built on a broad distribution platform and a comprehensive suite of retail and business products and services.

As set out in note 63, on 9 July 2013 the European Commission gave approval under the State aid rules to amend the Group's Revised 2011 EU Restructuring Plan, which permitted the retention of New Ireland Assurance Company plc (NIAC) its life assurance company which distributes protection, investment and pension products to the Irish market, through independent brokers, its financial advisors (direct sales force) and the Group's branch network, but required a range of substitution measures. One of these substitution measures is that the Group will exit from the origination of new mortgages through its intermediary channel, including the sale (or retirement) of the ICS Building Society's distribution platform together with the sale, if required by the acquirer, of up to €1.0 billion of intermediary originated mortgage assets and matched deposits.

Bank of Ireland Life (BoI Life)

Bank of Ireland Life comprises the life assurer, NIAC which distributes protection, investment and pension products to the Irish market, through independent brokers, its financial advisors (direct sales force) and the Group's branch network.

As set out in note 63, on 9 July 2013 the European Commission gave approval under the State aid rules to amend the Group's Revised 2011 EU Restructuring Plan, which permitted the retention of NIAC but required a range of substitution measures (see page 388).

Retail UK

The Retail UK Division incorporates the financial services relationship and foreign exchange joint venture with the UK Post Office, the UK Residential mortgage business, the Group's branch network in Northern Ireland and the Group's business banking business in Great Britain and Northern Ireland. The Retail UK division includes the activities of Bank of Ireland (UK) plc, the Group's wholly owned UK licensed banking subsidiary.

As set out in note 63, on 9 July 2013, the European Commission gave approval under the State aid rules to amend the Group's Revised 2011 EU Restructuring Plan, which permitted the retention of NIAC but required a range of substitution measures. One of these substitution measures is that the Group will exit its existing Great Britain based business banking activities, with gross assets of c.£3 billion, which form part of the Retail UK division. This measure does not impact on the Group's consumer banking business in Great Britain including its partnership with the Post Office, or its activities in Northern Ireland.

Corporate and Treasury

The Corporate and Treasury Division comprises Corporate Banking, Global Markets and IBI Corporate Finance.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1      OPERATING SEGMENTS (Continued)

As set out in note 63, on 9 July 2013, the European Commission gave approval under the State aid rules to amend the Group's Revised 2011 EU Restructuring Plan, which permitted the retention of NIAC but required a range of substitution measures. One of these substitution measures is that the Group will exit from its Great Britain based Corporate banking activities, which form part of the Corporate and Treasury division. This measure does not impact on the Group's Leveraged Acquisition Finance business.

Group Centre

Group Centre comprises capital management activities, unallocated Group support costs and the cost associated with schemes such as the ELG scheme, the Deposit Guarantee Scheme (DGS) and the UK Financial Services Compensation Scheme (FSCS).

Other reconciling items

Other reconciling items represent inter segment transactions which are eliminated upon consolidation.

Basis of preparation of segmental information

The analysis of results by operating segment is based on the information used by the chief operating decision maker to allocate resources and assess performance. Transactions between the business segments are on normal commercial terms and conditions. Internal charges and transfer pricing adjustments have been reflected in the performance of each business. Revenue sharing agreements are used to allocate external customer revenues to a business segment on a reasonable basis.

The measures of segmental assets and liabilities provided to the chief operating decision maker are not adjusted for transfer pricing adjustments or revenue sharing agreements as the impact on the measures of segmental assets and liabilities is not significant.

Capital expenditure comprises additions to property, plant and equipment and intangible assets.

The Group's management reporting and controlling systems use accounting policies that are the same as those referenced in 'Group accounting policies' on pages 222 to 251. On an ongoing basis, the Group reviews the methodology for allocating funding and liquidity costs in order to ensure that the allocations continue to reflect each division's current funding requirement. During the year ended 31 December 2013, the Group amended the allocation of funding and liquidity costs across the divisions resulting in a reduction of €39 million (31 December 2012: €nil, 31 December 2011: €nil) in net interest income in the Retail UK division with a corresponding increase in net interest income in the Retail Rol and Corporate and Treasury divisions of €32 million (31 December 2012: €nil, 31 December 2011: €nil) and €7 million (31 December 2012: €nil, 31 December 2011: €nil) respectively.

Gross external revenue comprises interest income, net insurance premium income, fee and commission income, net trading income, life assurance investment income gains and losses, gain on liability management exercises, other operating income and share of results of associates and joint ventures.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1      OPERATING SEGMENTS (Continued)

The Group measures the performance of its operating segments through a measure of segment profit or loss which is referred to as 'Underlying profit' in its internal management reporting systems. Underlying profit or loss excludes:

•
Impact of changes to pension benefits in the Bank sponsored defined benefit schemes;

•
Change arising on the movement in the Group's credit spreads;

•
Cost of restructuring programme;

•
Gross-up for policyholder tax in the Life business;

•
Loss on disposal / liquidation of business activities;

•
Loss on deleveraging of financial assets;

•
Gain on liability management exercises;

•
Investment return on treasury stock held for policyholders; and

•
Gain on Contingent Capital Note.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1      OPERATING SEGMENTS (Continued)

Year ended 31 December 2013	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
Net interest income	886	48	572	617	(120)	1	2,004
Other income, net of insurance claims	326	149	3	174	(6)	(4)	642

Total operating income, net of insurance claims	1,212	197	575	791	(126)	(3)	2,646

Other operating expenses	(759)	(86)	(312)	(167)	(139)	—	(1,463)
Depreciation and amortisation	(32)	(4)	(32)	(5)	(45)	—	(118)

Total operating expenses	(791)	(90)	(344)	(172)	(184)	—	(1,581)

Underlying operating profit/(loss) before impairment charges on financial assets	421	107	231	619	(310)	(3)	1,065
Impairment charges on financial assets	(1,109)	—	(424)	(132)	—	—	(1,665)
Share of results of associates and joint ventures	(9)	—	40	—	—	—	31

Underlying (loss)/profit before tax	(697)	107	(153)	487	(310)	(3) [1]	(569)

Reconciliation of underlying loss before tax to loss before tax	Group €m
Underlying loss before tax	(569)
Impact of changes to pension benefits in the Group sponsored defined benefit schemes	274
Change arising on the movement in the Group's credit spreads	(154)
Cost of restructuring programme	(90)
Gross-up for policyholder tax in the Life business	26
Loss on disposal/liquidation of business activities	(10)
Loss on deleveraging of financial assets	(3)
Gain on liability management exercises	4
Investment return on treasury stock held for policyholders	(3)

Loss before tax	(525)

(1)
This relates to segmental income on certain inter-segment transactions, which is eliminated at a Group level.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1      OPERATING SEGMENTS (Continued)

Restated[1] Year ended 31 December 2012	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
Net interest income	674	38	368	633	(347)	1	1,367
Other income, net of insurance claims	304	151	40	57	(37)	(19)	496

Total operating income, net of insurance claims	978	189	408	690	(384)	(18)	1,863

Other operating expenses	(786)	(87)	(349)	(177)	(97)	—	(1,496)
Depreciation and amortisation	(43)	(6)	(35)	(7)	(51)	—	(142)

Total operating expenses	(829)	(93)	(384)	(184)	(148)	—	(1,638)

Underlying operating profit/(loss) before impairment charges on financial assets	149	96	24	506	(532)	(18)	225
Impairment charges on financial assets	(1,149)	—	(423)	(157)	(40)	—	(1,769)
Gains/(loss) on sale of assets to NAMA including associated costs	5	—	(9)	1	2	—	(1)
Share of results of associates and joint ventures	6	—	40	—	—	—	46

Underlying (loss)/profit before tax	(989)	96	(368)	350	(570)	(18)[2]	(1,499)

Reconciliation of underlying loss before tax to loss before tax	Group €m
Underlying loss before tax	(1,499)
Change arising on the movement in the Group's credit spreads	(297)
Cost of restructuring programme	(150)
Gross-up for policyholder tax in the Life business	16
Loss on disposal/liquidation of business activities	(69)
Loss on deleveraging of financial assets	(326)
Gain on liability management exercises	69
Investment return on treasury stock held for policyholders	(1)
Gain on Contingent Capital Note	79

Loss before tax	(2,178)

(1)
From 1 January 2013, the Group adopted IFRS 10, which resulted in the deconsolidation of certain entities with interests in an international investment property within Retail Ireland. The impact of this has been to reclassify the income statement lines relating to these entities to share of results of associates and joint ventures (after tax), but with no impact on underlying loss before tax. The comparative figures for the year ended 31 December 2012 for Retail Ireland have been restated to reflect this, resulting in a €9 million increase in Net interest income, a €26 million decrease in Other income, net of insurance claims, an €11 million decrease in Other operating expenses and a €5 million increase in share of results of associates and joint ventures (after tax) (see note 62).

  From 1 January 2013, the Group adopted IAS 19 Employee Benefits (Revised 2011) which resulted in an increase totalling €11 million across the segments in the pension charge included within Other operating expenses for the year ended 31 December 2012 (see note 62).

(2)
This relates to segmental income on certain inter-segment transactions, which is eliminated at a Group level.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1      OPERATING SEGMENTS (Continued)

Restated[1] Year ended 31 December 2011	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
Net interest income	857	5	367	742	(420)	(9)	1,542
Other income, net of insurance claims	284	122	119	44	(36)	(22)	511

Total operating income, net of insurance claims	1,141	127	486	786	(456)	(31)	2,053

Other operating expenses	(815)	(96)	(345)	(179)	(81)[3]	—	(1,516)
Depreciation and amortization	(43)	(6)	(38)	(9)	(41)	—	(137)

Total operating expenses	(858)	(102)	(383)	(188)	(122)	—	(1,653)

Underlying operating profit/(loss) before impairment charges on financial assets	283	25	103	598	(578)	(31)	400
Impairment charges on financial assets (excluding sold or held for sale to NAMA)	(1,297)	—	(435)	(228)	—	—	(1,960)
Impairment charges on assets sold or held for sale to NAMA	(9)	—	(26)	(9)	—	—	(44)
Gain/(loss on sale of assets to NAMA including associated costs	1	—	(5)	24	13	—	33
Share of results of associates and joint ventures	(1)	—	36	—	—	—	35

Underlying (loss)/profit before tax	(1,023)	25	(327)	385	(565)	(31)[2]	(1,536)

Reconciliation of underlying loss before tax to loss before tax	Group €m
Underlying loss before tax	(1,536)
Change arising on the movement in the Group's credit spreads	56
Cost of restructuring programme	3
Gross-up for policyholder tax in the Life business	10
Loss on disposal/liquidation of business activities	34
Loss on deleveraging of financial assets	(565)
Gain on liability management exercises	1,789
Investment return on treasury stock held for policyholders	2
Gain on Contingent Capital Note	—

Loss before tax	(207)

(1)
From 1 January 2013, the Group adopted IFRS 10, which resulted in the deconsolidation of certain entities with interests in an international investment property within Retail Ireland. The impact of this has been to reclassify the income statement lines relating to these entities to share of results of associates and joint ventures (after tax), but with no impact on underlying loss before tax. The comparative figures for the year ended 31 December 2011 for Retail Ireland have been restated to reflect this, resulting in a €8 million increase in Net interest income, a €13 million decrease in Other income, net of insurance claims, an €10 million decrease in Other operating expenses and a €4 million increase in share of results of associates and joint ventures (after tax) (see note 62).

  From 1 January 2013, the Group adopted IAS 19 Employee Benefits (Revised 2011) which resulted in an increase totalling €18 million across the segments in the pension charge included within Other operating expenses for the year ended 31 December 2011 (see note 62).

(2)
This relates to segmental income on certain inter-segment transactions, which is eliminated at a Group level.

(3)
The impact of amendments to defined benefit pension schemes of €2 million is shown in operating expenses where as previously it had been shown as a separate line item.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1      OPERATING SEGMENTS (Continued)

Year ended 31 December 2013 Analysis by operating segment	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
Investment in associates and joint ventures	196	36	66	—	—	—	298

External assets	40,514	13,153	43,928	30,222	4,320	—	132,137
Inter segment assets	51,134	2,397	23,000	103,403	35,394	(215,328)	—

Total assets	91,648	15,550	66,928	133,625	39,714	(215,328)	132,137

External liabilities	47,421	14,438	29,836	29,929	2,630	14	124,268
Inter segment liabilities	43,920	321	34,731	102,861	33,489	(215,322)	—

Total liabilities	91,341	14,759	64,567	132,790	36,119	(215,308)	124,268

Restated* Year ended 31 December 2012 Analysis by operating segment	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
Investment in associates and joint ventures	210	42	66	—	—	—	318

External assets	43,292	12,288	51,193	37,264	3,927	—	147,964
Inter segment assets	51,267	2,558	43,589	129,317	40,830	(267,561)	—

Total assets	94,559	14,846	94,782	166,581	44,757	(267,561)	147,964

External liabilities	47,059	13,644	34,213	42,031	2,349	13	139,309
Inter segment liabilities	47,608	389	58,387	123,888	37,289	(267,561)	—

Total liabilities	94,667	14,033	92,600	165,919	39,638	(267,548)	139,309

Restated* Year ended 31 December 2011 Analysis by operating segment	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
Investment in associates and joint ventures	150	52	74	—	—	—	276

External assets	45,686	11,485	55,033	39,833	2,663	—	154,700
Inter segment assets	66,792	2,228	39,955	149,010	38,894	(296,879)	—

Total assets	112,478	13,713	94,988	188,843	41,557	(296,879)	154,700

External liabilities	45,644	12,346	31,180	53,656	1,571	—	144,397
Inter segment liabilities	66,914	479	63,713	133,758	32,015	(296,879)	—

Total liabilities	112,558	12,825	94,893	187,414	33,586	(296,879)	144,397

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IAS 19 Employee Benefits (Revised 2011) (IAS 19R)' and 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1      OPERATING SEGMENTS (Continued)

Year ended 31 December 2013 Gross revenue by operating segments	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
Gross external revenue	1,739	1,615	1,450	1,059	17	(3)	5,877
Inter segment revenues	792	142	769	1,493	302	(3,498)	—

Gross revenue	2,531	1,757	2,219	2,552	319	(3,501)	5,877
Insurance contract liabilities and claims paid	—	(1,466)	—	—	(4)	—	(1,470)

Gross revenue after claims paid	2,531	291	2,219	2,552	315	(3,501)	4,407

Capital expenditure	24	1	18	3	72	—	118

Restated* Year ended 31 December 2012 Gross revenue by operating segments	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
Gross external revenue	1,721	1,861	1,759	1,072	(124)	(14)	6,275
Inter segment revenues	1,168	148	1,244	2,262	339	(5,161)	—

Gross revenue	2,889	2,009	3,003	3,334	215	(5,175)	6,275
Insurance contract liabilities and claims paid	—	(1,720)	—	—	(5)	—	(1,725)

Gross revenue after claims paid	2,889	289	3,003	3,334	210	(5,175)	4,550

Capital expenditure	28	3	12	2	87	—	132

Restated* Year ended 31 December 2011 Gross revenue by operating segments	Retail Ireland €m	Bank of Ireland Life €m	Retail UK €m	Corporate and Treasury €m	Group Centre €m	Other reconciling items €m	Group €m
Gross external revenue	1,833	912	1,933	1,487	1,798	—	7,963
Inter segment revenues	3,237	40	1,134	2,899	(825)	(6,485)	—

Gross revenue	5,070	952	3,067	4,386	973	(6,485)	7,963
Insurance contract liabilities and claims paid	—	(728)	—	—	(22)	—	(750)

Gross revenue after claims paid	5,070	224	3,067	4,386	951	(6,485)	7,213

Capital expenditure	14	4	18	—	67	—	103

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IAS 19 Employee Benefits (Revised 2011) (IAS 19R)' and 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1      OPERATING SEGMENTS (Continued)

The analysis below is on a geographical basis—based on the location of the business unit where revenues are generated.

Year ended 31 December 2013 Geographical analysis	Republic of Ireland €m	United Kingdom €m	Rest of World €m	Other reconciling items €m	Total €m
Gross external revenue	4,268	1,534	78	(3)	5,877
Inter segment revenues	182	510	36	(728)	—

Gross revenue	4,450	2,044	114	(731)	5,877
Insurance contract liabilities and claims paid	(1,466)	—	(4)	—	(1,470)

Gross revenue after claims paid	2,984	2,044	110	(731)	4,407

Capital expenditure	100	18	—	—	118

External assets	84,726	45,963	1,448	—	132,137
Inter segment assets	27,446	11,179	2,418	(41,043)	—

Total assets	112,172	57,142	3,866	(41,043)	132,137

External liabilities	92,257	31,317	694	—	124,268
Inter segment liabilities	15,159	23,523	2,361	(41,043)	—

Total liabilities	107,416	54,840	3,055	(41,043)	124,268

Restated* Year ended 31 December 2012 Geographical analysis	Republic of Ireland €m	United Kingdom €m	Rest of World €m	Other reconciling items €m	Total €m
Gross external revenue	4,329	1,869	77	—	6,275
Inter segment revenues	435	930	61	(1,426)	—

Gross revenue	4,764	2,799	138	(1,426)	6,275
Insurance contract liabilities and claims paid	(1,720)	—	(5)	—	(1,725)

Gross revenue after claims paid	3,044	2,799	133	(1,426)	4,550

Capital expenditure	120	12	—	—	132

External assets	92,587	54,237	1,140	—	147,964
Inter segment assets	34,774	14,347	2,727	(51,848)	—

Total assets	127,361	68,584	3,867	(51,848)	147,964

External liabilities	102,569	35,544	1,196	—	139,309
Inter segment liabilities	18,438	30,969	2,441	(51,848)	—

Total liabilities	121,007	66,513	3,637	(51,848)	139,309

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IAS 19 Employee Benefits (Revised 2011) (IAS 19R)' and 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1      OPERATING SEGMENTS (Continued)

Restated* Year ended 31 December 2011 Geographical analysis	Republic of Ireland €m	United Kingdom €m	Rest of World €m	Other reconciling items €m	Total €m
Gross external revenue	5,366	2,462	135	—	7,963
Inter segment revenues	996	764	69	(1,829)	—

Gross revenue	6,362	3,226	204	(1,829)	7,963
Insurance contract liabilities and claims paid	(728)	—	(22)	—	(750)

Gross revenue after claims paid	5,634	3,226	182	(1,829)	7,213

Capital expenditure	85	18	—	—	103

External assets	94,493	58,632	1,575	—	154,700
Inter segment assets	43,869	16,007	2,905	(62,781)	—

Total assets	138,362	74,639	4,480	(62,781)	154,700

External liabilities	110,269	33,067	1,061	—	144,397
Inter segment liabilities	18,004	41,625	3,152	(62,781)	—

Total liabilities	128,273	74,692	4,213	(62,781)	144,397

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IAS 19 Employee Benefits (Revised 2011) (IAS 19R)' and 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

2      INTEREST INCOME

	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Loans and advances to customers	3,128	3,332	3,980
Available for sale financial assets	389	466	465
Finance leases and hire purchase receivables	101	104	109
Loans and advances to banks	51	104	64

Interest income	3,669	4,006	4,618

Interest income recognised on loans and advances to customers

Interest income recognised on loans and advances to customers includes:

•
€212 million (year ended 31 December 2012: €231 million; year ended 31 December 2011: €202 million) of interest recognised on impaired loans and advances to customers on which a specific impairment provision has been recognised at the year end. €165 million of this amount (year ended 31 December 2012: €189 million; year ended 31 December 2011: €163 million) relates to loans on which specific provisions have been individually assessed and €47 million (year ended 31 December 2012: €42 million; year ended 31 December 2011: €39 million) relates to loans on which specific provisions have been collectively assessed;

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2      INTEREST INCOME (Continued)

•
€77 million of interest recognised on loans and advances to customers classified as greater than 90 days past due but on which a specific impairment provision has not been recognised at the year end; and

•
€331 million of interest recognised on loans and advances to customers classified as forborne and which are not in default at the year end.

For the year ended 31 December 2013, interest recognised on total forborne loans and advances to customers was €379 million.

Interest income received on loans and advances to customers

For the year ended 31 December 2013:

•
€291 million of interest income was received on impaired loans and advances to customers on which a specific impairment provision has been recognised at the year end;

•
€67 million of interest income was received on loans and advances to customers classified as greater than 90 days past due but on which a specific impairment provision has not been recognised at the year end; and

•
€320 million of interest income was received on arising on loans and advances to customers classified as forborne and which are not in default at the year end.

For the year ended 31 December 2013, interest income received on total forborne loans and advances to customers was €358 million.

Interest income recognised on available for sale financial assets

Interest income of €15 million (year ended 31 December 2012: €17 million; year ended 31 December 2011: €15 million) relates to interest on impaired available for sale financial assets on which an individually assessed specific impairment charge has been recognised.

Transferred from cash flow hedge reserve

Net interest income also includes a gain of €132 million (year ended 31 December 2012: loss of €56 million; year ended 31 December 2011: loss of €154 million) transferred from the cash flow hedge reserve (see page 217).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3      INTEREST EXPENSE

	Year ended 31 December 2013 €m	Restated* Year ended 31 December 2012 €m	Restated* Year ended 31 December 2011 €m
Customer accounts	1,066	1,659	1,598
Debt securities in issue	283	450	549
Deposits from banks	138	371	758
Subordinated liabilities	178	80	171
—Gross interest expense on subordinated liabilities	178	159	171
—Gain on Contingent Capital Note	—	(79)	—
Interest expense	1,665	2,560	3,076

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

Included within interest expense for the year ended 31 December 2013 is an amount of €129 million (year ended 31 December 2012: €388 million; year ended 31 December 2011: €449 million) relating to the cost of the Eligible Liabilities Guarantee Scheme (ELG). The cost of this scheme is classified as interest expense as it is directly attributable and incremental to the issue of specific financial liabilities. Further information on this scheme is outlined in note 56.

Interest expense on subordinated liabilities for the year ended 31 December 2012 includes a gain of €79 million in relation to a change in the expected cashflows of future coupon payments on the Convertible Contingent Capital Note 2016 (see note 40).

4      NET INSURANCE PREMIUM INCOME

	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Gross premiums written	1,297	1,241	1,026
Ceded reinsurance premiums	(224)	(89)	(104)

Net premiums written	1,073	1,152	922
Change in provision for unearned premiums	—	4	7

Net insurance premium income	1,073	1,156	929

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5      FEE AND COMMISSION INCOME AND EXPENSE

Income	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Retail banking customer fees	395	384	386
Insurance commissions	22	61	76
Credit related fees	34	44	66
Asset management fees	4	5	28
Brokerage fees	2	3	11
Other	36	18	45

Fee and commission income	493	515	612

Included in other fees is an amount of €1 million (year ended 31 December 2012: €2 million; year ended 31 December 2011: €2 million) related to trust and other fiduciary fees.

Expense

Fee and commission expense of €192 million (year ended 31 December 2012: €215 million; year ended 31 December 2011: €192 million) primarily comprises brokerage fees, sales commissions and other fees paid to third parties.

6      NET TRADING INCOME/(EXPENSE)

	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Financial assets designated at fair value	13	4	(1)
Financial liabilities designated at fair value
—Credit spreads relating to the Group's liabilities designated at fair value through profit or loss (see table below)	(112)	(245)	42
—Other	(86)	(116)	14
Related derivatives held for trading	3	38	(82)

	(182)	(319)	(27)
Other financial instruments held for trading	195	33	44
Net fair value hedge ineffectiveness	3	11	1
Cash flow hedge ineffectiveness	(4)	—	1

Net trading income/(expense)	12	(275)	19

Net trading income/(expense) includes the gains and losses on financial instruments held for trading and those designated at fair value through profit or loss (other than unit linked life assurance assets and investment contract liabilities). It includes the gains and losses arising on the purchase and sale of these instruments, the interest income receivable and expense payable and the fair value movement on these instruments, together with the funding cost of the trading instruments. It also includes €34 million (year

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6      NET TRADING INCOME/(EXPENSE) (Continued)

ended 31 December 2012: €32 million; year ended 31 December 2011: €54 million) in relation to net gains arising from foreign exchange.

Net trading income/(expense) includes the total fair value movement (including interest receivable and payable) on liabilities that have been designated at fair value through profit or loss. The interest receivable on amortised cost assets, which are funded by those liabilities, is reported in net interest income.

Net trading income/(expense) also includes the total fair value movements on derivatives that are economic hedges of assets and liabilities which are measured at amortised cost, the net interest receivable or payable on which is also reported within net interest income. The net amount reported within net interest income relating to these amortised cost instruments was €10 million (year ended 31 December 2012: €87 million; year ended 31 December 2011: €102 million).

Net fair value hedge ineffectiveness reflects a net gain from hedging instruments of €24 million (year ended 31 December 2012: net charge of €65 million; year ended 31 December 2011: gain of €56 million) offsetting a net charge from hedged items of €21 million (year ended 31 December 2012: net gain of €76 million; year ended 31 December 2011: net charge of €55 million).

The table below sets out the impact on the Group's income statement of the (charges)/gains arising on the movement in credit spreads on the Group's own debt and deposits:

Credit spreads relating to the Group's liabilities designated at fair value through profit or loss	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Recognised in
—Net trading expense	(112)	(245)	42
—Insurance contract liabilities and claims paid	(36)	(47)	11
—Other operating income	(6)	(5)	3

	(154)	(297)	56

Cumulative (charges)/gains arising on the movement in credit spreads relating the Group's liabilities designated at fair value through profit or loss	(26)	128	425

7      LIFE ASSURANCE INVESTMENT INCOME, GAINS AND LOSSES

	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Gross life assurance investment income, gains and losses	532	679	(39)
Elimination of investment return on treasury stock held for the benefit of policyholders in the Life businesses	(1)	(1)	1

Life assurance investment income, gains and losses	531	678	(38)

Life assurance investment income, gains and losses comprise the investment return, realised gains and losses and unrealised gains and losses which accrue to the Group on all investment assets held by Bank of

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7      LIFE ASSURANCE INVESTMENT INCOME, GAINS AND LOSSES (Continued)

Ireland Life, other than those held for the benefit of policyholders whose contracts are considered to be investment contracts.

IFRS requires that Bank of Ireland stock held by the Group, including that held by Bank of Ireland Life for the benefit of policyholders, is reclassified as treasury stock and accounted for as a deduction from equity. The impact on the Group income statement for the year ended 31 December 2013 is that the gain arising on life assurance investment income, gains and losses of €532 million is reduced by €1 million which is the change in the value of Bank of Ireland stock held under insurance contracts.

8      GAIN ON LIABILITY MANAGEMENT EXERCISES

	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Repurchase for cash	4	69	526
Debt for equity offer	—	—	1,177
Call option	—	—	101
Debt for debt exchange	—	—	17
Transaction costs	—	—	(32)

Gain on liability management exercises	4	69	1,789

Year ended 31 December 2013

During the year ended 31 December 2013, the Group repurchased certain debt securities for cash, generating gains before tax of €4 million, being the difference between the consideration paid of €299 million and the carrying value of the securities repurchased of €303 million.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8      GAIN ON LIABILITY MANAGEMENT EXERCISES (Continued)

This involved a number of transactions as follows:

		Nominal amount exchanged/repurchased					Average price (% of nominal amount exchanged)
	Nominal amount prior to debt exchange
Dated Securities Description		Debt for debt exchange	Debt for equity offer	Cash offer	Call option(1)	Residual nominal amount
€650 million
Fixed/Floating Rate Subordinated Note due 2019	€202m	—	€178m	€5m	€19m	—	36%
€600 million
Subordinated Floating Rate Notes 2017	€48m	—	€32m	€15m	—	€1m	39%
€750 million
Floating Rate Subordinated Notes 2017	€93m	—	€87m	€2m	€4m	—	38%
US$600 million
Floating Rate Subordinated Notes due 2018	US$185m	—	US$180m	US$1m	US$4m	—	39%
Stg£400 million
Fixed/Floating Rate Subordinated Note due 2018	Stg£57m	—	Stg£57m	—	—	—	40%
Stg£450 million
Fixed/Floating Rate Subordinated Notes 2020	Stg£272m	—	Stg£268m	Stg£2m	Stg£2m	—	40%
Stg£75 million
10 3/4% subordinated Note 2018	Stg£27m	—	Stg£25m	Stg£1m	Stg£1m	—	37%
€1,002 million
Fixed Rate Subordinated Notes 2020	€747m	—	€530m	€11m	—	€206m	40%
Stg£197 million
Fixed Rate Subordinated Notes 2020	Stg£87m	—	Stg£61m	Stg£24m	—	Stg£2m	41%
CAD$400 million
Fixed/Floating Rate Subordinated Notes 2015	CAD$221m	CAD$83m	CAD$38m	CAD$1m	—	CAD$99m	48%
CAD$145 million
Fixed/Floating Rate Subordinated 2018	CAD$145m	CAD$55m	CAD$39m	CAD$50.8m	—	CAD$0.2m	49%
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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8      GAIN ON LIABILITY MANAGEMENT EXERCISES (Continued)

		Nominal amount exchanged/repurchased
						Average price (% of nominal amount exchanged)
	Nominal amount prior to debt exchange
Undated debt exchanges Description		Debt for equity offer	Cash offer	Call option(1)	Residual nominal amount
€600 million
7.40% Guaranteed step-up Callable Perpetual Preferred Securities	€253m	€108m	€113m	—	€32m	34%
Stg £350 million
6.25% Guaranteed Callable Perpetual Preferred Securities	Stg£40m	Stg£39m	Stg£1m	—	—	20%
€600 million
Fixed Rate/Variable rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	€216m	€96m	€54m	€66m	—	11%
US$800 million
Fixed Rate/Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	US$61m	US$55m	US$3m	US$3m	—	19%
US$400 million
Fixed Rate/Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	US$20m	US$14m	US$2m	US$4m	—	14%
Stg£500 million
Fixed Rate/Variable Rate Guaranteed Non-voting Non-Cumulative Perpetual Preferred Securities	Stg£5m	Stg£4m	Stg£1m	—	—	18%
Stg£75 million
13.375% Perpetual Subordinated Bonds	Stg£75m	—	Stg£29m	—	Stg£46m	35%
US$150 million Floating Rate Note (FRN) (accounted for as preference equity(2))	US$80m	US$65m	US$15m	—	—	37%
(1)
The Group was granted the right to insert a call option (which it subsequently exercised) to compulsorily acquire €0.1 billion of debt securities for cash at 0.001% of their nominal value.

(2)
The difference of €41 million between the fair value of the consideration of €20 million and the carrying value of the notes of €61 million is shown as an increase in retained earnings in the Statement of Changes in Equity (see page 216).

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9      OTHER OPERATING INCOME

	Year ended 31 December 2013 €m	Restated* Year ended 31 December 2012 €m	Restated* Year ended 31 December 2011 €m
Transfer from available for sale reserve on asset disposal (note 26)	50	60	(28)
Other insurance income	32	27	49
Dividend income	5	2	2
Movement in value of in force asset (note 61)	(21)	(1)	(19)
Elimination of investment return on treasury stock held for the benefit of policyholders in the Life businesses	(2)	—	1
Other income	—	(8)	(6)

Other operating income	64	80	(1)

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of "IFRS 10 Consolidated Financial Statements". See note 62 for additional information.

There was no charge relating to the Group's share of joint operations (JO) during the year ended 31 December 2013 (year ended 31 December 2012: €2 million charge; year ended 31 December 2011: €nil) (see note 58).

10    INSURANCE CONTRACT LIABILITIES AND CLAIMS PAID

	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Claims paid
Policy surrenders	(895)	(856)	(795)
Death and critical illness claims	(126)	(145)	(148)
Annuity payments	(59)	(48)	(41)
Policy maturities	(1)	(1)	(1)
Other claims	(29)	(25)	(39)

Gross claims paid	(1,110)	(1,075)	(1,024)

Recovered from reinsurers	71	69	53

Net claims paid	(1,039)	(1,006)	(971)

Change in insurance contract liabilities
Gross liabilities	(514)	(951)	151
Reinsured liabilities	83	232	70

Net change in insurance contract liabilities	(431)	(719)	221

Insurance contract liabilities and claims paid	(1,470)	(1,725)	(750)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11    OTHER OPERATING EXPENSES

Administrative expenses and staff costs	Year ended 31 December 2013 €m	Restated* Year ended 31 December 2012 €m	Restated* Year ended 31 December 2011 €m
Staff costs excluding cost of restructuring programme	824	841	878
Amortisation of intangible assets (note 32)	78	101	99
Depreciation of property, plant and equipment (note 34)	40	41	37
Revaluation of property	1	11	15
Reversal of impairment of intangible assets	—	—	(4)
Other administrative expenses excluding cost of restructuring programme	638	644	628

Total	1,581	1,638	1,653

Total staff costs are analysed as follows:
Total staff costs excluding restructuring	824	841	878
—Wages and salaries	613	686	692
—Social security costs	67	73	72
—Retirement benefit costs (defined benefit plans) (note 44)	132	69	104	[1]
—Retirement benefit costs (defined contribution plans)	1	1	2
—Other staff costs	11	12	8
Staff costs included in cost of restructuring programme (note 12)	48	134	—

Total staff costs	872	975	878

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IAS 19 Employee Benefits (Revised 2011) (IAS 19R)' and 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

1
Included in other operating expenses for the year ended 31 December 2011 is a gain on amendments to defined benefit pension schemes of €2 million.

Retirement benefit costs exclude a gain of €274 million in relation to the impact of amendments to the Group's sponsored defined benefit pension scheme, the Bank of Ireland Staff Pensions Fund (BSPF). The Group completed a review of the Group sponsored BSPF during 2013 and made amendments to benefits to partly address the scheme deficit. Based on the status of implementation of the amendments and assumption changes made at 31 December 2013, the Group recognised a reduction in the scheme deficit of €394 million, of which €274 million has been recognised within the income statement as a separate line item, net of any directly related expenses, and €117 million has been recognised within other comprehensive income. Further details are set out in note 44 on page 316.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11    OTHER OPERATING EXPENSES (Continued)

Defined benefit retirement benefit costs of €132 million for the year ended 31 December 2013 (year ended 31 December 2012: €69 million; year ended 31 December 2011: €104 million) includes a trustee approved recovery of €28 million in respect of the Irish pension levy in respect of 2013 for the BSPF and 2011, 2012 and 2013 for a number of smaller schemes (year ended 31 December 2012: €43 million; year ended 31 December 2011: €nil) (note 44).

Other administrative expenses includes an amount of €70 million (year ended 31 December 2012: €60 million; year ended 31 December 2011: €69 million) relating to operating lease payments.

Also included in other administrative expenses is an amount of €5 million (year ended 31 December 2012: €2 million; year ended 31 December 2011: €nil) relating to the Group's share of joint operation (JO) (see note 58).

Staff numbers

At 31 December 2013, the number of staff (full time equivalents) was 11,255 (31 December 2012: 12,016; year ended 31 December 2011: 13,234).

The average number of staff (full time equivalents) during the year was 11,831 (year ended 31 December 2012: 13,091; year ended 31 December 2011: 13,671) categorised as follows in line with the operating segments as stated in note 1.

Average number of staff (full time equivalents)	Year ended 31 December 2013	Year ended 31 December 2012	Year ended 31 December 2011
Retail Ireland	4,794	4,887	5,374
Retail UK	1,446	2,112	2,236
Bank of Ireland Life	968	1,023	1,073
Corporate and Treasury	580	686	925
Group Centre	4,043	4,383	4,063

Total	11,831	13,091	13,671

12    COST OF RESTRUCTURING PROGRAMME

	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Staff costs (note 11)	48	134	—
Property and other	42	16	(3)

	90	150	(3)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13    AUDITORS' REMUNERATION (EXCLUDING VAT)

	Notes		RoI (i) €m	Overseas (ii) €m	Year ended 31 December 2013 Total €m	Year ended 31 December 2012 Total €m	Year ended 31 December 2011 Total €m
Audit and assurance services
Statutory audit			2.1	0.8	2.9	3.1	3.3
Assurance services
—Assurance services relating to capital package			1.1	—	1.1	—	—
—Assurance services relating to IBRC transaction	(iii	)	—	—	—	0.6	—
—Assurance services relating to capital raising			—	—	—	—	1.8
—Other assurance services	(iv	)	2.3	0.3	2.6	3.0	2.9

			5.5	1.1	6.6	6.7	8.0
Other services
Taxation services			0.1	—	0.1	0.1	0.2
Other non-audit services	(v	)	—	0.1	0.1	0.3	0.5

Auditors' remuneration			5.6	1.2	6.8	7.1	8.7

The figures in the above table relate to fees paid to PricewaterhouseCoopers (PwC). The Group Audit Committee has reviewed the level of fees and is satisfied that it has not affected the independence of the auditors.

(i)
Fees paid to the Statutory Auditor, PricewaterhouseCoopers Ireland;

(ii)
Fees to overseas auditors principally consist of fees to PricewaterhouseCoopers in the UK;

(iii)
These fees are in respect of transaction services relating to the securities repurchase transaction between the Group and Irish Bank Resolution Corporation Limited (IBRC), see note 56. Under the terms of the transaction agreement, costs reasonably incurred in relation to the transaction, including this fee, were recovered from IBRC;

(iv)
Other assurance services consist primarily of fees in connection with reporting to regulators including the Central Bank of Ireland, review of the interim financial statements, letters of comfort, review of compliance with Government Guarantee Schemes, reporting on Sarbanes-Oxley, reporting accountants' work and other accounting matters; and

(v)
Other non-audit services consist primarily of fees for translation services and other assignments.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14    IMPAIRMENT CHARGES ON FINANCIAL ASSETS (EXCLUDING ASSETS SOLD TO NAMA)

	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Loans and advances to customers (note 29)	1,665	1,724	1,939
Available for sale financial assets (AFS)	—	45	21

Impairment charges on financial assets	1,665	1,769	1,960

Included within impairment charges on available for sale financial assets is a charge of €nil (year ended 31 December 2012: €40 million; year ended 31 December 2011: €nil) relating to the NAMA subordinated bonds.

15    IMPAIRMENT CHARGES ON ASSETS SOLD TO NAMA

	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Impairment charges on assets sold to NAMA	—	—	44

At 31 December 2013, 2012 and 2011, the Group did not have any assets held for sale to NAMA.

16    (LOSS)/GAIN ON SALE OF ASSETS TO NAMA INCLUDING ASSOCIATED COSTS

	Year ended 31 December 2013		Year ended 31 December 2012		Year ended 31 December 2011
(Loss)/gain on sale of assets to NAMA	€m	€m	€m	€m	€m	€m
Fair value of consideration(1)		—		—		246
Assets transferred
—Loans sold to NAMA (nominal value)	—		—		(498)
—Derivatives sold to NAMA (fair value)	—		—		—
—Impairment provisions at date of sale	—	—	—	—	198	(300)

Other items(2)		—		(1)		(3)

				(1)		(57)
Adjustment to consideration in respect of assets transferred during 2010(3)		—		—		90

(Loss)/gain on sale of assets to NAMA		—		(1)		33

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16    (LOSS)/GAIN ON SALE OF ASSETS TO NAMA INCLUDING ASSOCIATED COSTS (Continued)

During the year ended 31 December 2013, the Group recognised no (loss)/gain on sale of assets to NAMA including associated costs.

During the year ended 31 December 2012, the Group recognised a net loss of €1 million which relates primarily to an adjustment to the consideration in respect of assets previously transferred to NAMA. No assets were transferred to NAMA during the year ended 31 December 2012.

During the year ended 31 December 2011, the Group sold €498 million of assets to NAMA before impairment provisions at the date of sale of €198 million. The fair value of the consideration received for these assets amounted to €246 million. After taking account of other items and the adjustment to consideration in respect of assets transferred during 2010, the Group's gain on sale of assets to NAMA was €33 million.

17    LOSS ON DELEVERAGING OF FINANCIAL ASSETS

During 2013, the Group undertook deleveraging of certain financial assets, all of which had been completed and settled at the balance sheet date. An analysis of the deleveraging completed during the year ended 31 December 2013 and the year ended 31 December 2012 (which includes the sale of loan portfolios to third parties together with managed refinancing decisions taken by the Group) is set out below:

Loss on deleveraging of financial assets	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Corporate and Treasury	1	203	146
Retail UK	2	123	419

Loss on deleveraging of financial assets	3	326	565

Year ended 31 December 2013

Corporate and Treasury

Loans with a carrying value of €87 million were derecognised through individual sales and managed refinancing decisions. The Group received consideration (net of costs) of €86 million for these loans, giving rise to a loss on deleveraging of €1 million.

Retail UK

During the year ended 31 December 2013, UK Intermediary Mortgages with a carrying value of €180 million were deleveraged through managed refinancing resulting in a loss of €2 million.

Year ended 31 December 2012

Corporate and Treasury

  •
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

  •
  Other International loans
  Other International loans with a carrying value of €0.6 billion were derecognised during the year ended 31 December 2012. This was principally through managed refinancing decisions taken by the Group with some sales of individual loans.

Retail UK

  •
  UK Mortgage loan portfolio
  During the year ended 31 December 2012, a loan portfolio with a carrying value of €0.6 billion was sold to ITL Limited, a subsidiary of Coventry Building Society. The consideration for these loans was €0.5 billion, giving rise to a loss on disposal after transaction costs of €0.1 billion.

  •
  UK Investment Property loan portfolio
  UK Investment property loans with a carrying value of €0.1 billion were derecognised during the period through managed refinancing decisions taken by the Group.

Year ended 31 December 2011

Corporate and Treasury

  •
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

  •
  US Investment Property loan portfolio
  A loan portfolio with a carrying value of €0.8 billion was sold to Wells Fargo Bank N.A. for a consideration of €0.8 billion. The sale was completed during September 2011.

  •
  Other International loans
  Other International loans with a carrying value of €2.9 billion were derecognised during 2011, principally through managed refinancing decisions taken by the Group with some sales of individual loans.

Retail UK

  •
  UK Investment Property loan portfolio
  A loan portfolio and certain associated derivatives with a carrying value of €1.5 billion were sold to Kennedy Wilson and its institutional partners. The consideration for these loans was €1.2 billion, giving rise to a loss on disposal after transaction costs of €0.3 billion. The sale was completed in December 2011.

  •
  UK Mortgage loan portfolio
  A loan portfolio with a carrying value of €1.4 billion was sold to The Mortgage Works (UK) plc, a wholly owned subsidiary of Nationwide Building Society. The consideration for these loans was €

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17    LOSS ON DELEVERAGING OF FINANCIAL ASSETS (Continued)

    1.3 billion, giving rise to a loss on disposal after transaction costs of €0.1 billion. The sale was completed in December 2011.

18    SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES (AFTER TAX)

	Year ended 31 December 2013 €m	Restated* Year ended 31 December 2012 €m	Restated* Year ended 31 December 2011 €m
First Rate Exchange Services (note 31)	40	40	37
Property unit trust (note 31)	(5)	(1)	3
Associates	(4)	7	(5)

Share of results of associates and joint ventures (after tax)	31	46	35

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

Summarised aggregated financial information for Bank of Ireland's jointly controlled entities and joint ventures is as follows:

	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Income Statement amounts:
Income	201	203	191
Gross Profit	172	174	164
Profit before tax	119	123	116
Profit after tax	95	97	90
Balance sheet amounts:
Current Assets	433	318	305
Non-current assets	291	317	341
Current liabilities	(308)	(189)	(159)
Non-current liabilities	—	—	—

Net assets	416	446	487

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19    (LOSS)/PROFIT ON DISPOSAL/LIQUIDATION OF BUSINESS ACTIVITIES

	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m
Corporate and Treasury Division
Burdale
—Loss on disposal	—	(14)	—
—Impairment of goodwill	—	—	(45)
Bank of Ireland Asset Management (BIAM)	1	(1)	39
Bank of Ireland Securities Services (BOISS)	1	2	32
Retail Ireland Division
Foreign Currency Exchange (FCE) Corporation	—	—	8
Transfer of foreign exchange reserve to income statement on liquidation of non-trading entities	(12)	(56)	—

(Loss)/profit on disposal/liquidation of business activities	(10)	(69)	34

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19    (LOSS)/PROFIT ON DISPOSAL/LIQUIDATION OF BUSINESS ACTIVITIES (Continued)

Transfer of foreign exchange reserve to income statement on liquidation of non-trading entities

As part of the Group's focus on simplifying its corporate structure, the Group has an ongoing programme of winding up a number of wholly owned, dormant and non-trading companies, a number of which are foreign operations. During this process, the Group voluntarily appointed a liquidator to manage the winding up. Upon appointment of the liquidator, the Group is considered to have lost control of the companies and has accounted for this loss of control as a disposal. In accordance with IAS 21, the Group has reclassified net cumulative foreign exchange losses of €12 million relating to these companies from the foreign exchange reserve to the income statement during the year ended 31 December 2013 (year ended 31 December 2012: €56 million; year ended 31 December 2011: €nil) (page 217).

20    TAXATION

	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Restated* Year ended 31 December 2011 €m
Current tax
Irish Corporation Tax
—Current year	(20)	(20)	(25)
—Adjustments in respect of prior year	—	24	16
—Transfer from deferred tax	6	11	16
Double taxation relief	2	2	2
Foreign tax
—Current year	(25)	(9)	(49)
—Adjustments in respect of prior year	(44)	6	7
—Transfer from deferred tax	19	34	—

	(62)	48	(33)
Deferred tax
—Current year losses	175	363	323
—Impact of Corporation Tax rate change (note 43)	(58)	(33)	(18)
—Origination and reversal of temporary differences	(66)	(14)	(10)
—Transfer to current tax	(25)	(45)	(16)
—Reassessment of the value of tax losses carried forward (note 43)	65	—	—
—Adjustments in respect of prior year	6	18	(13)

Taxation credit	35	337	233

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20    TAXATION (Continued)

The reconciliation of tax on the loss before taxation at the standard Irish corporation tax rate to the Group's actual tax credit for the years ended 31 December 2013, 31 December 2012 and 31 December 2011 is as follows:

	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Restated* Year ended 31 December 2011 €m
Loss before tax multiplied by the standard rate of corporation tax in Ireland of 12.5% (2012: 12.5%)	66	271	26
Effects of:
Gains arising on repurchase of subordinated liabilities	—	—	185
Reassessment of the value of tax losses carried forward	65	—	—
Foreign earnings subject to different rates of tax	15	66	84
Other adjustments for tax purposes	(8)	9	(35)
Non-deductible goodwill impairment	—	—	(13)
Share of results of associates and joint ventures shown post tax in the income statement	5	5	5
Impact of corporation tax rate change on deferred tax	(58)	(33)	(18)
Adjustments in respect of prior year	(38)	48	10
Bank of Ireland Life companies—different basis of accounting	(12)	(21)	(23)
(Loss)/profit on disposal/liquidation of business activities	—	(8)	12

Taxation credit	35	337	233

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20    TAXATION (Continued)

The effective taxation rate on a statutory basis for the year ended 31 December 2013 is 7% (tax credit) (year ended 31 December 2012: 16% (tax credit); year ended 31 December 2011: 113% (tax credit)).

The tax effects relating to each component of other comprehensive income are as follows:

	Year ended 31 December 2013			Restated* Year ended 31 December 2012			Restated* Year ended 31 December 2011
	Pre tax €m	Tax €m	Net of tax €m	Pre tax €m	Tax €m	Net of tax €m	Pre tax €m	Tax €m	Net of tax €m
Available for sale reserve
Changes in fair value	414	(53)	361	1,015	(126)	889	68	(8)	60
Transfer to income statement
—On asset disposal	(50)	6	(44)	(60)	7	(53)	28	(4)	24
—Impairment	—	—	—	45	(6)	39	21	(2)	19

Net change in reserve	364	(47)	317	1,000	(125)	875	117	(14)	103

Remeasurement of the net defined benefit pension liability	(130)	13	(117)	(892)	117	(775)	(122)	18	(104)
Cash flow hedge reserve
Changes in fair value	259	(29)	230	590	(44)	546	(1,034)	234	(800)
Transfer to income statement	(461)	50	(411)	(417)	19	(398)	1,380	(266)	1,114

Net change in cash flow hedge reserve	(202)	21	(181)	173	(25)	148	346	(32)	314

Net change in foreign exchange reserve	(81)	—	(81)	136	—	136	180	—	180
Net change in revaluation reserve	—	—	—	(2)	1	(1)	(8)	2	(6)

Other comprehensive income for the year	(49)	(13)	(62)	415	(32)	383	513	(26)	487

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IAS 19 Employee Benefits (Revised 2011) (IAS 19R)'. See note 62 for additional information.

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

For the years ended 31 December 2013, 31 December 2012 and 31 December 2011 there was no difference in the weighted average number of units of stock used for basic and diluted earnings per share as the effect of all potentially dilutive ordinary units of stock outstanding was anti-dilutive.

	Year ended 31 December 2013 €m	Restated* Year ended 31 December 2012 €m	Restated* Year ended 31 December 2011 €m
Basic and diluted earnings per share
(Loss)/profit attributable to stockholders	(487)	(1,835)	30
Dividend on 2009 Preference Stock	(185)	(188)	(188)
Adjustment on partial redemption of 2009 Preference Stock(1)	(23)	—	—
Repurchase of capital note	—	—	41
Dividend on other preference equity interests	(7)	(7)	(7)

Loss attributable to ordinary stockholders	(702)	(2,030)	(124)

	Units (millions)		Units (millions)		Units (millions)
Weighted average number of units of stock in issue excluding treasury stock and own stock held for the benefit of life assurance policyholders(2)	30,252	(3)	30,109		15,704

Basic and diluted earnings per share (cent)	(2.3c	)	(6.7c	)	(0.8c	)

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IAS 19 Employee Benefits (Revised 2011) (IAS 19R)' and 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

(1)
537,041,304 units of 2009 Preference Stock were redeemed at the subscription price of €1 per unit. This was greater than its carrying value of €0.9577 per unit due to transaction costs and warrants issued on the issue of the stock on 31 March 2009. Under IAS 33 , the difference of €23 million on redemption has been reflected in the EPS calculation by reducing the profit or loss attributable to ordinary equity holders of the parent entity.

(2)
The weighted average number of units of treasury stock and own stock held for the benefit of life assurance policyholders amounted to 42.9 million units (year ended 31 December 2012: 45.3 million units; year ended 31 December 2011: 34.4 million units).

(3)
The weighted average number of units of stock in issue is calculated based on daily averages. As a result the number of weighted average number of units of stock in issue reflect c.20 days of the units of the Placing Stock (see note 46).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21    EARNINGS PER SHARE (Continued)

As at 31 December 2013, the Convertible Contingent Capital Note (see note 40) and options over 1.2 million units of potential ordinary stock (31 December 2012: 2.7 million units, 31 December 2011: 3 million units) could potentially have a dilutive impact in the future, but were anti-dilutive in the years ended 31 December 2013, 31 December 2012 and 31 December 2011.

22    TRADING SECURITIES

	31 December 2013 €m	31 December 2012 €m
Debt securities—listed	252	143

Trading securities	252	143

For the purpose of disclosure of credit risk exposures, trading securities are included within other financial instruments of €29.5 billion (31 December 2012: €35.5 billion) in the Risk Management Report on page 122.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23    DERIVATIVE FINANCIAL INSTRUMENTS

The Group's use of objectives and policies on managing the risks that arise in connection with derivatives, including the policies for hedging, are included in the Risk Management Report on page 142. The notional amounts of certain types of derivatives do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group's exposure to credit risk. The derivative instruments give rise to assets or liabilities as a result of fluctuations in market rates or prices relative to their terms.

The notional amounts and fair values of derivative instruments held by the Group are set out in the following tables:

		Fair Values
31 December 2013	Contract/ notional amount €m	Assets €m	Liabilities €m
Derivatives held for trading
Foreign exchange derivatives
Currency forwards	8,722	46	67
Currency swaps	577	41	28
Over the counter currency options	348	2	2

Total foreign exchange derivatives held for trading	9,647	89	97

Interest rate derivatives
Interest rate swaps	150,071	1,906	2,191
Cross currency interest rate swaps	5,508	365	289
Forward rate agreements	1,651	—	1
Over the counter interest rate options	5,136	40	35

Total interest rate derivatives held for trading	162,366	2,311	2,516

Equity contracts and credit derivatives
Equity index-linked contracts held	3,886	239	40
Equity conversion feature in Contingent Capital Note	1,000	50	—
Credit derivatives	134	2	2

Total equity contracts and credit derivatives	5,020	291	42

Total derivative assets/liabilities held for trading	177,033	2,691	2,655

Derivatives held for hedging
Derivatives designated as fair value hedges
Interest rate swaps	19,520	387	375
Cross currency interest rate swaps	75	6	—

Total designated as fair value hedges	19,595	393	375

Derivatives designated as cash flow hedges
Interest rate swaps	17,835	334	93
Cross currency interest rate swaps	7,744	74	105
Currency forwards	11	—	—

Total designated as cash flow hedges	25,590	408	198

Total derivative assets/liabilities held for hedging	45,185	801	573

Total derivative assets/liabilities	222,218	3,492	3,228

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23    DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

The Group uses netting arrangements and collateral agreements to reduce its exposure to credit losses. Of the derivative assets of €3.5 billion at 31 December 2013 (31 December 2012: €5.8 billion):

•
€2 billion (31 December 2012: €3.6 billion) are available for offset against derivative liabilities under master netting arrangements. These transactions do not meet the criteria under IAS 32 to enable the assets to be presented net of the liabilities; and

•
€1.5 billion (31 December 2012: €2.2 billion) are not covered by master netting arrangements or relate to counterparties covered by master netting arrangements with whom a net asset position was held at the balance sheet date.

At 31 December 2013, cash collateral of €0.9 billion (31 December 2012: €1.1 billion) was held against these assets and is reported within deposits from banks (see note 36).

Placements with other banks includes cash collateral of €1.1 billion (31 December 2012: €1.7 billion) placed with derivative counterparties in respect of a net derivative liability position of €1.3 billion (31 December 2012: €1.7 billion).

The Group designates certain derivatives as hedging instruments in either fair value or cash flow hedge relationships.

Fair value hedges

Certain interest rate and cross currency interest rate derivatives are designated as hedging instruments. These are primarily used to reduce the interest rate and foreign exchange exposure on the Group's fixed rate debt held and debt issued portfolios.

Cash flow hedges

The Group designates certain interest rate and currency derivatives in cash flow hedge relationships in order to hedge the exposure to variability in future cash flows arising from floating rate assets and liabilities and from foreign currency assets. Movements in the cash flow hedge reserve are shown in the Consolidated statement of changes in equity (page 217).

The years in which the hedged cash flows are expected to occur are shown in the table below:

31 December 2013	Up to 1 year €m	1 to 2 years €m	2 to 5 years €m	Over 5 years €m	Total €m
Forecast receivable cash flows	5,971	1,843	674	352	8,840
Forecast payable cash flows	(29)	(31)	(127)	(352)	(539)

31 December 2012	Up to 1 year €m	1 to 2 years €m	2 to 5 years €m	Over 5 years €m	Total €m
Forecast receivable cash flows	6,801	4,937	1,757	545	14,040
Forecast payable cash flows	(66)	(74)	(233)	(573)	(946)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23    DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

The hedged cash flows are expected to impact the income statement in the following years:

31 December 2013	Up to 1 year €m	1 to 2 years €m	2 to 5 years €m	Over 5 years €m	Total €m
Forecast receivable cash flows	8,062	98	349	331	8,840
Forecast payable cash flows	(41)	(28)	(130)	(340)	(539)

31 December 2012	Up to 1 year €m	1 to 2 years €m	2 to 5 years €m	Over 5 years €m	Total €m
Forecast receivable cash flows	13,024	128	364	524	14,040
Forecast payable cash flows	(90)	(69)	(228)	(559)	(946)

During the years ended 31 December 2013 and 31 December 2012 there were no forecast transactions to which the Group has applied hedge accounting which were no longer expected to occur.

24    OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	31 December 2013 €m	31 December 2012 €m
Assets linked to policyholder liabilities
Equity securities	6,735	6,305
Government bonds	933	993
Unit trusts	994	713
Debt securities	381	290

	9,043	8,301

Other financial assets
Government bonds	890	810
Other	373	349

	1,263	1,159

Other financial assets at fair value through profit or loss	10,306	9,460

A portion of the Group's life assurance business takes the legal form of investment contracts, under which legal title to the underlying investment is held by the Group, but the inherent risks and rewards in the investments are borne by the policyholders. Due to the nature of these contracts, the carrying value of the assets is always the same as the value of the liabilities due to policyholders and any change in the value of the assets results in an equal change in the value of the amounts due to policyholders. The associated liabilities are included in liabilities to customers under investment contracts and insurance contract liabilities on the balance sheet. At 31 December 2013, such assets amounted to €9,043 million (31 December 2012: €8,301 million).

Other financial assets of €1,263 million (31 December 2012: €1,159 million) primarily relate to assets held by the Group's life assurance business for solvency margin purposes or as backing for non-linked policyholder liabilities.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25    LOANS AND ADVANCES TO BANKS

	31 December 2013 €m	Restated* 31 December 2012 €m
Placements with other banks	3,264	4,436
Securities purchased with agreement to resell
—IBRC repo transaction (note 56)	—	3,060
—Other	184	332
Mandatory deposits with central banks	1,311	1,293
Funds placed with central banks	—	381

Loans and advances to banks	4,759	9,502

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

Placements with other banks includes cash collateral of €1.1 billion (31 December 2012: €1.7 billion) placed with derivative counterparties in relation to net derivative liability positions (note 23).

The Group has entered into transactions to purchase securities with agreement to resell and has accepted collateral that it is permitted to sell or repledge in the absence of default by the owner of the collateral. The fair value of this collateral at 31 December 2013 was €207 million (31 December 2012: €3,863 million).

Mandatory deposits with central banks includes €1,134 million relating to collateral in respect of the Group's issued bank notes in circulation in Northern Ireland (31 December 2012: €1,051 million).

Loans and advances to banks of €4,759 million (31 December 2012: €9,502 million) included €312 million (31 December 2012: €350 million) of assets held on behalf of Bank of Ireland Life policyholders.

For the purpose of disclosure of credit risk exposures, loans and advances to banks are included within other financial instruments of €29.5 billion (31 December 2012: €35.5 billion) in the Risk Management Report on page 122.

26    AVAILABLE FOR SALE FINANCIAL ASSETS

	31 December 2013 €m	31 December 2012 €m
Government bonds	6,619	5,642
Other debt securities
—listed	5,251	5,120
—unlisted	198	277
Equity securities
—listed	4	1
—unlisted	32	53

Available for sale financial assets	12,104	11,093

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26    AVAILABLE FOR SALE FINANCIAL ASSETS (Continued)

At 31 December 2013, available for sale financial assets with a fair value of €4 billion (31 December 2012: €6.7 billion) had been pledged to third parties in sale and repurchase agreements. The Group has not derecognised any securities delivered in such sale and repurchase agreements.

Included within unlisted debt securities are subordinated bonds issued by NAMA with a fair value of €132 million (31 December 2012: €117 million) and a nominal value of €281 million (31 December 2012: €281 million). These bonds represented 5% of the nominal consideration received for assets sold to NAMA, with the remaining 95% received in the form of NAMA senior bonds (note 27). The subordinated bonds are not guaranteed by the State, they are not marketable and the payment of interest and repayment of capital is dependent on the performance of NAMA. During the years ended 31 December 2013 and 31 December 2012, no interest was paid by NAMA on subordinated bonds. During the year ended 31 December 2013, the Group did not incur any impairment charge on the NAMA subordinated bonds (year ended 31 December 2012: €40 million) (see note 14).

Further details on the Group's available for sale financial assets are set out on page 394.

The movement on available for sale financial assets is analysed as follows:

	31 December 2013 €m		31 December 2012 €m
At beginning of year	11,093		10,262
Revaluation, exchange and other adjustments	159		1,202
Additions	3,346		5,570
Redemptions	(1,422	)(1)	(1,874)
Sales	(1,127	)(1)	(4,139)
Amortisation	55		72

At end of year	12,104		11,093

(1)
During the year ended 31 December 2013, the Group sold/redeemed available for sale assets of €2.5 billion which resulted in a gain of €50 million (see note 9).

During the year ended 31 December 2013, the Group reclassified available for sale financial assets with a carrying amount and fair value of €40 million to loans and advances to customers. At the date of this reclassification, the effective interest rate on reclassified assets was 5.17% with expected recoverable cash flows of €52 million. At the date of this reclassification, the Group had the intention and ability to hold these assets for the foreseeable future or until maturity.

	31 December 2013		31 December 2012
	Carrying amount €m	Fair Value €m	Carrying amount €m	Fair Value €m
AFS financial assets reclassified to loans and advances to customers	40	40	—	—

Interest income of €2 million has been recognised in the income statement for the year ended 31 December 2013 in relation to these assets. If the assets had not been reclassified a fair value gain of €nil would have been recognised in Other comprehensive income.

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

	31 December 2013		31 December 2012
	Carrying amount €m	Fair Value €m	Carrying amount €m	Fair Value €m
AFS financial assets reclassified to loans and advances to customers	203	192	215	281

Interest income of €23 million (year ended 31 December 2012: €56 million) and a release of an impairment charge of €12 million (year ended 31 December 2012: €4 million charge) have been recognised in the income statement for the year ended 31 December 2013 in relation to these assets. If the assets had not been reclassified a fair value gain of €18 million (year ended 31 December 2012: €22 million) would have been recognised in Other comprehensive income and a release of an impairment charge of €12 million would have been recognised (year ended 31 December 2012: €3 million charge).

27    NAMA SENIOR BONDS

	31 December 2013 €m	31 December 2012 €m
NAMA senior bonds	3,957	4,428

The Group received as consideration for the assets transferred to NAMA a combination of Government guaranteed bonds (NAMA senior bonds) issued by NAMA (95% of the nominal consideration), and non-guaranteed subordinated bonds issued by NAMA (5% of nominal consideration).

At 31 December 2013, €2.8 billion of NAMA senior bonds had been pledged to Monetary Authorities in sale and repurchase agreements.

The interest rate on the NAMA senior bonds is six month Euribor, set semi-annually on 1 March (0.336%) and 1 September (0.345%). The contractual maturity of these bonds is 1 March 2014. NAMA may, only with the consent of the Group, settle the bonds by issuing new bonds with the same terms and conditions and a maturity date of up to 364 days.

During the year ended 31 December 2013, NAMA redeemed senior bonds held by the Group with a nominal value of €484 million (year ended 31 December 2012: €615 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28    LOANS AND ADVANCES TO CUSTOMERS

	31 December 2013 €m	31 December 2012 €m
Loans and advances to customers	91,214	98,658
Finance leases and hire purchase receivables (see below)	1,541	1,507
	92,755	100,165
Less allowance for impairment charges on loans and advances to customers (note 29)	(8,241)	(7,544)

Loans and advances to customers	84,514	92,621

Amounts include
Due from joint ventures and associates	170	102

Finance leases and hire purchase receivables

Loans and advances to customers include finance leases and hire purchase receivables, which are analysed as follows:

	31 December 2013 €m	31 December 2012 €m
Gross investment in finance leases:
Not later than 1 year	701	703
Later than 1 year and not later than 5 years	991	862
Later than 5 years	5	5

	1,697	1,570
Unearned future finance income on finance leases	(156)	(63)

Net investment in finance leases	1,541	1,507

The net investment in finance leases is analysed as follows:
Not later than 1 year	637	675
Later than 1 year and not later than 5 years	899	828
Later than 5 years	5	4

	1,541	1,507

The Group's material leasing arrangements include the provision of instalment credit and leasing finance for both consumer and business customers.

At 31 December 2013, the accumulated allowance for uncollectable minimum lease payments receivable was €25 million (31 December 2012: €31 million).

Securitisations

Loans and advances to customers include balances that have been securitised but not derecognised, comprising both Residential mortgages and commercial loans. In general, the assets, or interests in the

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28    LOANS AND ADVANCES TO CUSTOMERS (Continued)

assets, are transferred to structured entities, which then issue securities to third party investors or to other entities within the Group. All of the Group's securitisation structured entities are consolidated.

29    IMPAIRMENT PROVISIONS

The following tables show the movement in the impairment provisions on total loans and advances to customers during the year ended 31 December 2013 and 31 December 2012.

31 December 2013	Residential mortgages €m	Non-Property SME and corporate €m	Property and construction €m	Consumer €m	Total impairment provisions €m
Provision at 1 January 2013	1,594	1,836	3,876	238	7,544
Exchange adjustments	(3)	(12)	(22)	(1)	(38)
Charge against income statement	573	468	583	41	1,665
Provisions utilised	(187)	(579)	(233)	(89)	(1,088)
Other movements	26	196	(86)	22	158

Provision at 31 December 2013	2,003	1,909	4,118	211	8,241

31 December 2012	Residential mortgages €m	Non-Property SME and corporate €m	Property and construction €m	Consumer €m	Total impairment provisions €m
Provision at 1 January 2012	1,159	1,723	3,205	278	6,365
Exchange adjustments	3	8	23	1	35
Charge against income statement	462	413	797	52	1,724
Provisions utilised	(51)	(376)	(164)	(115)	(706)
Release of provision on loan book disposals	—	—	(18)	—	(18)
Other movements	21	68	33	22	144

Provision at 31 December 2012	1,594	1,836	3,876	238	7,544

Provisions include specific and 'incurred but not reported' (IBNR) provisions. IBNR provisions are recognised on all categories of loans for incurred losses not specifically identified but which, experience and observable data indicate, are present in the portfolio at the date of assessment.

Provisions utilised reflect impairment provisions which have been utilised against the related loan balance; the utilisation of a provision does not alter a customer's obligations nor does it impact on the Group's rights to take relevant enforcement action.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30    INTEREST IN ASSOCIATES

	31 December 2013 €m	Restated* 31 December 2012 €m
At beginning of year	91	78
Share of results and associates	(4)	7
Increase in investments	13	11
Fair value and other movements	(10)	(4)
Decrease in investments	(1)	(1)

At end of year	89	91

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

In presenting details of the associates of the Group, the exemption permitted by Regulation 10 of the European Communities (Credit Institutions: Accounts) Regulations, 1992 has been availed of and the Group will annex a full listing of associates to its annual return to the Companies Registration Office.

For further information on associates refer to note 58—Interests in other entities.

31    INTEREST IN JOINT VENTURES

Joint ventures (JV)	31 December 2013 €m	31 December 2012 €m
At beginning of year	227	245
Exchange adjustments	(3)	3
Share of results after tax (note 8)	35	39
—First Rate Exchange Services	40	40
—Property unit trust	(5)	(1)
Dividends received	(50)	(60)

At end of year	209	227

For further information on joint ventures refer to note 58—Interests in other entities.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32    INTANGIBLE ASSETS

	Computer software externally purchased €m	Computer software internally generated €m	Other externally purchased intangible assets €m	Total €m
Cost
At 1 January 2013	160	967	172	1,299
Exchange adjustments	(1)	(3)	(3)	(7)
Additions	—	78	6	84
Disposals / write-offs	(14)	(10)	—	(24)

At 31 December 2013	145	1,032	175	1,352

Accumulated amortisation
At 1 January 2013	(147)	(697)	(84)	(928)
Exchange adjustments	1	1	2	4
Disposals / write-offs	14	10	—	24
Charge for the year (note 11)	(7)	(61)	(10)	(78)

At 31 December 2013	(139)	(747)	(92)	(978)

Net book value at 31 December 2013	6	285	83	374

Intangible assets predominantly comprise of computer software that is developed internally by the Group and purchased computer software.

Impairment review—intangible assets

Intangible assets have been reviewed for any indication that impairment may have occurred. Where any such indication exists impairment has been measured by comparing the carrying value of the intangible asset to its recoverable amount. There was no impairment identified in the year ended 31 December 2013 (year ended 31 December 2012: €nil).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32    INTANGIBLE ASSETS (Continued)

	Computer software externally purchased €m	Computer software internally generated €m	Other purchased intangible assets €m	Total €m
Cost
At 1 January 2012	171	905	160	1,236
Exchange adjustments	1	4	3	8
Additions	—	69	9	78
Disposals / write-offs	(12)	(11)	—	(23)

At 31 December 2012	160	967	172	1,299

Accumulated amortisation
At 1 January 2012	(147)	(625)	(71)	(843)
Exchange adjustments	(1)	(2)	(1)	(4)
Disposals / write-offs	9	11	—	20
Charge for the year (note 11)	(8)	(81)	(12)	(101)

At 31 December 2012	(147)	(697)	(84)	(928)

Net book value at 31 December 2012	13	270	88	371

33    INVESTMENT PROPERTIES

	31 December 2013 €m	Restated* 31 December 2012 €m
At beginning of year	848	995
Exchange adjustment	—	(1)
Revaluation	(32)	(25)
Disposals	(11)	(121)

At end of year	805	848

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

Rental income from investment property amounted to €52 million for the year ended 31 December 2013 (year ended 31 December 2012: €63 million (restated*)). Expenses directly attributable to investment property generating rental income amounted to €8 million for the year ended 31 December 2013 (year ended 31 December 2012: €5 million (restated*)). There were no expenses directly attributable to investment properties which are not generating rental income for the year ended 31 December 2013 or the year ended 31 December 2012.

Of the €805 million (31 December 2012: €848 million) of investment properties held by the Group, €681 million (31 December 2012: €730 million) is held on behalf of Bank of Ireland Life policyholders.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34    PROPERTY, PLANT AND EQUIPMENT

	Freehold land and buildings and long leaseholds (held at fair value) €m	Adaptations (at cost) €m	Computer and other equipment (at cost) €m	Finance lease assets (at cost) €m	Payments on accounts and assets in the course of construction (at cost) €m	Total €m
Cost or valuation
At 1 January 2013	135	177	470	17	10	809
Exchange adjustments	(1)	(1)	(2)	—	—	(4)
Additions	—	1	3	1	29	34
Disposals / write-offs	(1)	(10)	(19)	—	—	(30)
Revaluation
— Recognised in the income statement	(1)	—	—	—	—	(1)
Reclassifications	—	8	25	—	(33)	—

At 31 December 2013	132	175	477	18	6	808

Accumulated depreciation
At 1 January 2013	—	(101)	(369)	(6)	—	(476)
Exchange adjustments	—	—	2	—	—	2
Disposals / write-offs	—	9	19	—	—	28
Charge for the year (note 11)	—	(13)	(23)	(4)	—	(40)

At 31 December 2013	—	(105)	(371)	(10)	—	(486)

Net book value at 31 December 2013	132	70	106	8	6	322

Property, plant and equipment at 31 December 2013 held at fair value was €132 million (31 December 2012: €135 million). The historical cost of property, plant and equipment held at fair value at 31 December 2013 was €89 million (31 December 2012: €91 million). The net book value of property, plant and equipment at 31 December 2013 held at cost less accumulated depreciation and impairment amounted to €190 million (31 December 2012: €198 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34    PROPERTY, PLANT AND EQUIPMENT (Continued)

	Freehold land and buildings and long leaseholds (held at fair value) €m	Adaptations (at cost) €m	Computer and other equipment (at cost) €m	Finance lease assets (at cost) €m	Payments on accounts and assets in the course of construction (at cost) €m	Total €m
Cost or valuation
At 1 January 2012	151	164	522	5	16	858
Exchange adjustments	1	—	3	—	1	5
Additions	—	—	7	12	35	54
Disposals / write-offs	(4)	(8)	(83)	—	—	(95)
Revaluation
—Recognised in the income statement	(11)	—	—	—	—	(11)
—Recognised in other comprehensive income	(2)	—	—	—	—	(2)
Reclassifications	—	21	21	—	(42)	—

At 31 December 2012	135	177	470	17	10	809

Accumulated depreciation
At 1 January 2012	—	(95)	(424)	(3)	—	(522)
Exchange adjustments	—	—	(2)	—	—	(2)
Disposals / write-offs	—	8	81	—	—	89
Charge for the year (note 11)	—	(14)	(24)	(3)	—	(41)

At 31 December 2012	—	(101)	(369)	(6)	—	(476)

Net book value at 31 December 2012	135	76	101	11	10	333

Property

A revaluation of Group property was carried out as at 31 December 2013.

Future capital expenditure

The table below shows future capital expenditure in relation to both property, plant and equipment and intangible assets.

	31 December 2013 €m	31 December 2012 €m
Future capital expenditure:
—contracted but not provided for in the financial statements	13	5
—authorised by the Directors but not contracted	72	84

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34    PROPERTY, PLANT AND EQUIPMENT (Continued)

Operating leases

The Group leases a number of branch and office premises to carry out its business. The commercial leases typically are 25 to 35 year operating leases with five-yearly rent reviews. The majority of the rent reviews are on an upwards only basis. Some leases also include break options. The Group also holds a number of short term leases for less than ten years and a number of long term leases at market rent with less than 140 years unexpired. On expiry of long term leases greater than ten years the Group has rights of renewal in the majority of the leases.

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

Minimum future rentals under non-cancellable operating leases are as follows:

	Payable 31 December 2013 €m	Receivable 31 December 2013 €m	Payable 31 December 2012 €m	Receivable 31 December 2012 €m
Not later than 1 year	61	3	64	3
Later than 1 year and not later than 5 years	225	7	224	5
Later than 5 years	498	5	455	1

Included in the operating lease rental receivable is an amount of €14 million in relation to sub-lease rental (31 December 2012: €8 million).

Finance leases

The Group leases computer equipment under finance lease agreements. The leases range from one to five years, contain no material contingent rents or restrictions imposed by lease agreements and contain standard terms of renewal.

	At 31 December 2013			At 31 December 2012
	Total minimum future payments €m	Future finance charges €m	Present value of finance lease commitments €m	Total minimum future payments €m	Future finance charges €m	Present value of finance lease commitments €m
Not later than 1 year	4	—	4	3	—	3
Later than 1 year not later than 5 years	6	(1)	5	9	(1)	8
Later than 5 years	—	—	—	—	—	—

The net carrying amount of the assets held under finance leases at 31 December 2013 was €9 million (31 December 2012: €11 million).

As outlined in note 44, a Group pension scheme has a charge over a portfolio of Group assets (a contingent asset) with a value of €375 million at 31 December 2013 (31 December 2012: €250 million) including Group properties with a fair value of €42 million at 31 December 2013 (31 December 2012: €42 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

35    OTHER ASSETS

	31 December 2013 €m	Restated* 31 December 2012 €m
Reinsurance asset	1,023	940
Value in force of life assurance business (note 61)	497	518
Interest receivable	425	469
Sundry and other debtors	364	316
Accounts receivable and prepayments	151	162

Other assets	2,460	2,405

Other assets are analysed as follows:
Within 1 year	843	835
After 1 year	1,617	1,570

	2,460	2,405

The movement in the reinsurance asset is noted below:
At beginning of year	940	708
New business	94	122
Changes in business	(11)	110

At the end of the year	1,023	940

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

For the purpose of disclosure of credit risk exposures, the reinsurance asset is included within other financial instruments of €29.5 billion (31 December 2012: €33.5 billion) in the Risk Management Report on page 122.

Included in other assets is an amount of €2 million (31 December 2012: €9 million) relating to the Group's share of the assets of the joint operation (JO) (see note 58).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

36    DEPOSITS FROM BANKS

	31 December 2013 €m	Restated* 31 December 2012 €m
Securities sold under agreement to repurchase	10,533	19,307
Monetary Authorities
—IBRC repo transaction (note 56)	—	3,060
—Other	6,415	11,040
Private market repos	4,118	5,207
Deposits from banks	1,537	1,602
Other bank borrowings	143	216

Deposits from banks	12,213	21,125

*
As outlined in the Group accounting policies on pages 224 and 225 comparative periods have been restated to reflect the impact of the adoption of 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information

At 31 December 2013, total drawings from Monetary Authorities amounted to €8 billion (net) (31 December 2012: €15 billion (net)), of which €2 billion (31 December 2012: €1 billion) is included in debt securities in issue (note 38). €8 billion is on a term funding basis, utilising the ECB's three year Long Term Refinancing Operation (LTRO). The LTRO matures in two tranches in January and February 2015. The Group has an option, from February 2013, to repay these facilities at an earlier date.

Deposits from banks include cash collateral of €0.9 billion (31 December 2012: €1.1 billion) received from derivative counterparties in relation to net derivative asset positions (see note 23).

37    CUSTOMER ACCOUNTS

	31 December 2013 €m	31 December 2012 €m
Term deposits and other products	37,056	42,318
Demand deposits	19,453	17,647
Current accounts	17,358	15,205

Customer accounts	73,867	75,170

Amounts include;
Due to associates and joint ventures	55	36

Deposit accounts where a period of notice is required to make a withdrawal are classified within term deposits and other products. An analysis of the contractual maturity profile of customer accounts is set out in note 50.

Term deposits and other products include a number of term accounts that contain easy access features. These allow the customer to access a portion or all of their deposit notwithstanding that this repayment could result in financial penalty being paid by the customer. For such accounts, the portion subject to the potential early access has been classified in the 'demand' category in the liquidity risk and profile note (see page 338).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

37    CUSTOMER ACCOUNTS (Continued)

At 31 December 2013, the Group's largest 20 customer deposits amounted to 7% (31 December 2012: 5%) of customer accounts. Information on the contractual maturities of customer accounts is set out on page 135 in the Risk Management Report.

Included within Term deposits and other products is €0.5 billion (31 December 2012: €1 billion) relating to sale and repurchase agreements with financial institutions who do not hold a banking licence.

38    DEBT SECURITIES IN ISSUE

	31 December 2013 €m	31 December 2012 €m
Bonds and medium term notes	11,548	14,687
Monetary Authorities—LTRO (note 36)	1,885	1,260
Other debt securities in issue	1,847	2,126

Debt securities in issue	15,280	18,073

During the year ended 31 December 2013, the Group issued €4,465 million (year ended 31 December 2012: €2,317 million) of new debt, repurchases amounted to €303 million (year ended 31 December 2012: €749 million), redemptions amounted to €6,658 million (year ended 31 December 2012: €2,988 million) and other movements of €297 million (year ended 31 December 2012: €369 million).

39    LIABILITIES TO CUSTOMERS UNDER INVESTMENT AND INSURANCE CONTRACTS

Investment contract liabilities	31 December 2013 €m	31 December 2012 €m
Liabilities to customers under investment contracts, at fair value	5,460	5,256

The movement in gross life insurance contract liabilities can be analysed as follows:

Insurance contract liabilities	31 December 2013 €m	31 December 2012 €m
At beginning of year	7,988	7,037
New business	1,148	1,210
Changes in existing business	(634)	(259)

At end of year	8,502	7,988

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

39    LIABILITIES TO CUSTOMERS UNDER INVESTMENT AND INSURANCE CONTRACTS (Continued)

Capital management and available resources

The Group holds technical reserves to meet its liabilities to policyholders based on prudent actuarial assumptions. In addition, the Central Bank requires the Group's life assurance operation to hold shareholder equity that exceeds a statutory margin, the required minimum regulatory solvency margin. The table below sets out the shareholder equity held by the Group's life assurance business compared to the required minimum regulatory solvency margin as at 31 December 2013.

	31 December 2013 €m	31 December 2012 €m
Minimum regulatory solvency margin	175	177
Shareholder equity held for life business	354	329

40    SUBORDINATED LIABILITIES

	Notes	31 December 2013 €m	31 December 2012 €m
Undated loan capital
Bank of Ireland UK Holdings plc
€600 million 7.40% Guaranteed Step-up Callable Perpetual Preferred Securities	a, b	32	32
Bank of Ireland
Stg£75 million 13 3/8% Perpetual Subordinated Bonds	c	91	93
Bristol & West plc
Stg£32.6 million 8 1/8% Non-Cumulative Preference Shares	d	39	40

		162	165

Dated loan capital
CAD$400 million Fixed/Floating Rate Subordinated Notes 2015		63	64
€1,000 million 10% Convertible Contingent Capital Note 2016	e	977	986
€600 million Subordinated Floating Rate Notes 2017		1	1
€1,002 million 10% Fixed Rate Subordinated Notes 2020		230	239
Stg£197 million 10% Fixed Rate Subordinated Notes 2020		2	2
€250 million 10% Fixed Rate Subordinated Notes 2022		240	250

		1,513	1,542

Total subordinated liabilities		1,675	1,707

Subordinated liabilities in issue at 31 December 2013

Undated loan capital

The principal terms and conditions of the subordinated liabilities which were in issue by the Group at 31 December 2013 are set out below.

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

The table on page 309 provides a description of the dated loan capital, including:

•
the currency of the issue;

•
if the issue is fixed, floating or a combination of both; and

•
maturity.

All of the dated notes in issue at 31 December 2013 with the exception of the Convertible Contingent Capital Note 2016 were issued under the Bank's Euro Note Programme.

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

If the Core tier 1 capital ratio (or the transitional Common equity tier 1 ratio from the commencement of the Capital Requirement Regulations) of the Group (as calculated under the terms of the instrument) falls below 8.25%, the note automatically converts to units of ordinary stock. The conversion price at which the note would convert is the volume-weighted average price (VWAP) of the ordinary stock over the 30 days prior to conversion, subject to a current minimum conversion price of €0.05 per unit.

The Group measured the Contingent Capital Note at fair value at initial recognition. As the note did not initially trade in an active market, and was issued to a related party, the fair value was established using a valuation technique. The key inputs into the valuation technique were the expected interest payments over the life of the note, the estimated market yield for the instrument at the date of issuance and the estimated market yield for a subordinated liability without an equity conversion feature. The fair value of the note at initial recognition was €869 million.

The difference of €116 million between the fair value of the note on initial recognition and the net amount received from the State was treated as a capital contribution and credited directly to other reserves, as the State is a significant investor in the Group and was considered to be acting in that capacity.

The equity conversion feature of the note is considered to be an embedded derivative requiring separation, initially an asset with a fair value of €91 million. This derivative has been separated from the host instrument and is subsequently measured at fair value through profit or loss. The fair value of the derivative is established using a valuation technique. The host subordinated liability was measured on initial recognition as the residual after separation of the embedded derivative at an amount of €960 million, and is subsequently measured at amortised cost. At 31 December 2013, the fair value of the embedded derivative was €50 million (31 December 2012: €62 million) (see note 23).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

40    SUBORDINATED LIABILITIES (Continued)

The Group recognised a gain of €79 million in interest expense during the year ended 31 December 2012, reflecting a decrease arising on the remeasurement of the carrying value of the note as a result of a fall in the expected future coupon payments.

On 9 January 2013, the State sold its entire holding of the note to a diverse group of international institutional investors, thereby fixing all future cash coupon payments on the notes at 10% per annum. The option to increase the market rate noted above was not exercised and lapsed on the sale.

41    OTHER LIABILITIES

	31 December 2013 €m	Restated* 31 December 2012 €m
Accrued interest payable	690	1,104
Notes in circulation	991	930
Sundry creditors	420	274
Accruals and deferred income	172	211
Finance lease obligations	9	11
Other	559	607

Other liabilities	2,841	3,137

Other liabilities are analysed as follows:
Within 1 year	2,535	2,905
After 1 year	306	232

	2,841	3,137

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

The Bank was authorised to issue bank notes in Northern Ireland under the Banking Act 2009. As from 15 May 2012, under the Bank of Ireland (UK) plc Act 2012, that authority to issue bank notes and the liability for existing issued bank notes transferred from the Bank in Northern Ireland to the Bank of Ireland (UK) plc.

Included in other liabilities is an amount of €8 million (31 December 2012: €14 million) relating to the Group's share of the liabilities of the joint operation (JO) (see note 58).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

42    PROVISIONS

	Restructuring €m	Onerous contracts €m	Legal €m	Other €m	Total €m
As at 1 January 2013	65	19	2	33	119
Charge to income statement	90	—	2	11	103
Utilised during the year	(88)	(7)	(1)	(27)	(123)
Unused amounts reversed during the year	—	(7)	—	(2)	(9)

As at 31 December 2013	67	5	3	15	90

Of the €67 million closing provision for restructuring, €24 million relates to staff exits and €43 million relates to property and other costs.

Expected utilisation	Restructuring €m	Onerous contracts €m	Legal €m	Other €m	Total €m
Less than 1 year	38	1	2	14	55
1 to 2 years	13	1	1	1	16
2 to 5 years	9	1	—	—	10
5 to 10 years	6	1	—	—	7
More than 10 years	1	1	—	—	2

Total	67	5	3	15	90

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

43    DEFERRED TAX

	31 December 2013 €m	Restated* 31 December 2012 €m
The movement on the deferred tax account is as follows:
At beginning of year	1,548	1,293
Income statement credit for year	97	289
Pension	16	106
Available for sale financial assets—charge to other comprehensive income	(47)	(125)
Cash flow hedges—charge to other comprehensive income	21	(25)
Revaluation/reclassification of property during the year	—	1
Other movements	(13)	9

At end of year	1,622	1,548

Deferred tax assets and liabilities are attributable to the following items:
Deferred tax assets
Unutilised tax losses	1,650	1,500
Pensions and other post retirement benefits	115	148
Accelerated capital allowances on equipment used by the Group	20	12
Provision for loan impairment	12	12
Cash flow hedge reserve	3	—
Other temporary differences	—	19

Deferred tax assets	1,800	1,691

Deferred tax liabilities
Available for sale reserve	(72)	(25)
Life companies	(69)	(54)
Property revaluation surplus	(9)	(10)
Accelerated capital allowances on finance leases	(5)	(13)
Cash flow hedge reserve	—	(18)
Other temporary differences	(23)	(23)

Deferred tax liabilities	(178)	(143)

Represented on the balance sheet as follows:
Deferred tax assets	1,714	1,640
Deferred tax liabilities	(92)	(92)

	1,622	1,548

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IAS 19 Employee Benefits (Revised 2011) (IAS 19R)' and 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

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

Deferred tax liabilities have not been recognised for tax that may be payable if earnings of certain overseas subsidiaries were remitted to Ireland as the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Unremitted earnings for overseas subsidiaries totalled €121 million (31 December 2012: €164 million).

The deferred tax asset of €1,714 million (31 December 2012: €1,640 million (restated)) shown on the balance sheet is after netting by jurisdiction (€1,800 million before netting by jurisdiction, 31 December 2012: €1,691 million (restated)). This includes an amount of €1,650 million at 31 December 2013 (31 December 2012: €1,500 million) in respect of operating losses which are available to relieve future profits from tax. In order for the Group to recognise an asset for unutilised losses it must have convincing evidence of sufficient future taxable profits against which the losses can be utilised. The deferred tax asset has been recognised on the basis that it is probable it will be recovered as the Directors are satisfied that it is probable that the Group will have sufficient future taxable profits against which the unutilised losses can be utilised.

Under current Irish and UK tax legislation there is no time restriction on the utilisation of trading losses. The Finance (No 2) Act 2013 abolished the tax provision applicable to financial institutions participating in NAMA which restricted by 50% the amount of profits against which the carried forward trading losses could be utilised. The effect of this change is to accelerate the Group's ability to utilise its tax losses carried forward and shorten the recovery period of its deferred tax asset. The Group expects to recover a significant portion of the deferred tax asset in a period more than ten years from the balance sheet date, however it expects that the greater part of the deferred tax asset will be recovered within ten years of the balance sheet date. The deferred tax asset has been recognised on the basis that it is probable the tax losses will be recovered as the Directors are satisfied that it is probable that the Group will have sufficient future taxable profits against which the deferred tax assets can be utilised to the extent they have not already reversed. Under accounting standards these assets are measured on an undiscounted basis.

The Group's projections of future taxable profits incorporate estimates and assumptions on economic factors such as employment levels and interest rates as well as other measures such as loan volumes and impairment losses. The Group projections are based on the current business plan for the four years to 2017. The Group assumes long term growth in profitability thereafter. The use of alternative assumptions representing reasonably possible alternative outcomes would not impact the recognition of the Group's deferred tax assets, although they could increase or decrease the recovery period. If the projected rate of growth of taxable profits was increased or decreased by 2 percentage points, the Group estimates that this would respectively decrease or increase the recovery period by up to 2 years.

The UK Government announced that the main rate of corporation tax would reduce to 21% from 1 April 2014 and 20% for years beginning on or after 1 April 2015. The reduction in the corporation tax rate to 20% from 1 April 2015 was substantively enacted at the balance sheet date and the effect of this change has been to reduce the deferred tax asset at 31 December 2012 by €66 million.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

43    DEFERRED TAX (Continued)

Deferred tax assets have not been recognised in respect of US tax losses of €73 million (31 December 2012: €70 million) and US temporary differences of €2 million (31 December 2012: €4 million). €27 million (31 December 2012: €23 million) of the tax losses expire in the period 2020 to 2028 with €46 million due to expire in 2029. There is no expiry date on the tax credits. Deferred tax assets have not been recognised in respect of these losses due to an annual limitation on use.

The amount of the deferred tax asset expected to be recovered after more than one year is c.€1.7 billion (31 December 2012: c.€1.7 billion). The amount of deferred tax liability expected to be settled after more than one year is c.€0.2 billion (31 December 2012: c.€0.1 billion).

The deferred tax credit in the income statement comprises the following temporary differences:

	31 December 2013 €m	Restated* 31 December 2012 €m
Current year losses	175	363
Reassessment of the value of tax losses carried forward	65 (1)	—
Impact of corporation tax rate change	(58)	(33)
Pensions and other retirement benefits	(50)	(20)
Life companies	(15)	(8)
Accelerated tax depreciation	14	15
Other temporary differences	(15)	(1)
Transfer to current tax	(25)	(45)
Adjustments in respect of prior year	6	18

Total deferred tax	97	289

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IAS 19 Employee Benefits (Revised 2011) (IAS 19R)' and 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

(1)
During the year the Group's assessment of the value of UK losses has increased by €65 million.

44    RETIREMENT BENEFIT OBLIGATIONS

The Group sponsors a number of defined benefit and defined contribution schemes in Ireland and overseas. The defined benefit schemes are funded and the assets of the schemes are held in separate trustee administered funds. In determining the level of contributions required to be made to each scheme and the relevant charge to the income statement the Group has been advised by independent actuaries, which in the case of the majority of the Group's schemes is Towers Watson.

The most significant defined benefit scheme in the Group is the Bank of Ireland Staff Pensions Fund (BSPF) which accounts for approximately 71% of the pension deficit on the consolidated Group balance sheet at 31 December 2013. The BSPF was closed to new members from 1 October 2006, with the exception of a number of new entry-level employees (who joined from 1 October 2006 to 21 November 2007), who were offered a one-off option to join the scheme. All new employees in the Group from 21 November 2007 are eligible to become members of the Bank of Ireland Group Pensions Fund (BIGPF)

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

44    RETIREMENT BENEFIT OBLIGATIONS (Continued)

or the Bank of Ireland Group UK Pension Fund. The BIGPF is a hybrid scheme which includes elements of both a defined benefit and a defined contribution scheme.

Retirement benefits under the BSPF and a majority of the other defined benefit plans are calculated by reference to pensionable service and pensionable salary at normal retirement date.

During the year ended 31 December 2013, the Group adopted IAS19 Employees Benefits (Revised 2011) (IAS19R), see Impact of adopting new accounting standards (note 62) and Group accounting policies on pages 224 and 225.

Regulatory Framework

The Group operates the defined benefit plans under broadly similar regulatory frameworks. Benefits under the BSPF are paid to members from a fund administered by Trustees, who are responsible for ensuring compliance with the Pensions Act 1990 and other relevant legislation. These responsibilities include ensuring that contributions are received, investing the scheme assets and making arrangements to pay the benefits. Plan assets are held in trusts and are governed by local regulations and practice in each country.

In order to assess the level of contributions required, triennial valuations are carried out with plan obligations generally measured using prudent assumptions and discounted based on the return expected from assets held in accordance with the actual scheme investment policy.

The BSPF is also subject to an annual valuation under the Irish Pensions Board Minimum Funding Standard (MFS). The MFS valuation is designed to provide a check that a scheme has sufficient funds to provide a minimum level of benefits in a wind-up scenario. If the MFS valuation indicates a funding level of below 100%, action would be required. This generally takes the form of agreeing a 'Funding Proposal' with the Trustees with the aim of meeting the MFS at a specified future point in time.

The responsibilities of the Trustees, and the regulatory framework, are broadly similar for the Group's other defined benefit schemes and take account of pension regulations in each specific jurisdiction. The Group works closely with the Trustees of each scheme to manage the plans.

The nature of the relationship between the Group and the Trustees is governed by local regulations and practice in each country and by the respective legal documents underpinning each plan.

Actuarial Valuation of the BSPF

The last formal Triennial valuation of the BSPF, using the Attained Age method, was carried out as at 31 December 2012. The Attained Age method measures liabilities taking account of the projected future levels of pensionable earnings at the time of commencement of benefits i.e. at normal retirement date. For measurement of the obligation in the financial statements under IAS 19R the defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

The Triennial valuation disclosed that the fair value of scheme assets represented 88% of the benefits that had accrued to members after allowing for expected future increases in earnings and pensions. The valuation did not take account of the impact of changes in the pension benefits set out below as negotiations in relation to the Pensions 2013 Review (see below) with staff representative bodies had not concluded by the valuation due date. Following conclusion of the valuation the actuary recommended that

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

44    RETIREMENT BENEFIT OBLIGATIONS (Continued)

the future service contribution rate increase to 21.7% of basic salaries (inclusive of employee contributions), from 19.8% previously.

The actuarial valuations are available for inspection by members but are not available for public inspection.

Following acceptance of the Pensions 2013 Review by the largest staff representative body, the IBOA, the actuary recalculated the joint future service contribution rate and the funding level of the scheme, taking account of the impact of post-retirement changes to benefits and assumptions as set out below. The fair value of the scheme assets represented 97% of the liabilities on this revised basis. The actuary recommended a joint contribution rate of 19.8% following this change (unchanged from 19.8% at the previous triennial valuation). Following the conclusion of the staff acceptance process in relation to the pensionable salary changes outlined in the Pensions 2013 Review (see below), a revised contribution rate and schedule of deficit-reducing contributions are expected to be agreed with the Trustees during 2014.

In addition to the future service contributions the Group continues to make additional contributions of €25.75 million per quarter to mid-2016 to the BSPF arising from the 2010 Group Pensions Review.

The next formal triennial valuation of the BSPF will be carried out during 2016 with an effective date no later than 31 December 2015.

The MFS valuation of the BSPF disclosed that the fund satisfied the statutory Funding Standard at 31 December 2012.

Pension levy

The Irish Finance (No. 2) Act 2011 introduced a stamp duty levy of 0.6% on the market value of assets under management in Irish pension funds, for the years 2011 to 2014 (inclusive). The levy is based on scheme assets as at 30 June in each year, or as at the end of the preceding scheme financial year.

The Group has recognised a charge of €24 million in respect of the 2013 pension levy through other comprehensive income for the year ended 31 December 2013.

During 2012 and 2013, the Group and the Trustees of the Bank of Ireland Staff Pensions Fund (BSPF) agreed that in exchange for additional security for scheme members, the cost of the pension levies incurred to date would be borne by the relevant Republic of Ireland scheme members, in the form of adjustments to members' benefits. The additional security was provided by a charge over a portfolio of Group assets (a contingent asset) with an initial value of €250 million which increased to €375 million at 31 December 2013, including Group properties with a fair value of €42 million at 31 December 2013 (31 December 2012: €42 million), which will remain in place until the scheme's assets exceed the core liabilities under the Minimum Funding Standard by a satisfactory margin. The Trustees of the BIF, ICS and BAPF schemes have also agreed that the cost of the levies incurred to date would be borne by the relevant Republic of Ireland scheme members, in the form of an adjustment to member's benefits.

The Group has recognised a negative past service cost of €28 million in the income statement during the year ended 31 December 2013 (31 December 2012: €43 million) in relation to these benefit adjustments.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

44    RETIREMENT BENEFIT OBLIGATIONS (Continued)

Pensions 2013 Review

During 2013, the Group completed a review of the BSPF and the IAS 19R deficit of same. This review involved communication with the members of the scheme, together with an extensive process of consultation with staff representative bodies and other stakeholders. The proposals arising from the review were accepted by the largest staff representative body, the IBOA.

The objectives of this review were to continue to sponsor competitive pension arrangements and benefits and help secure the future viability of the scheme, while recognising the need to substantially reduce the IAS 19R deficit and associated volatility.

Arising from this review the Group proposed a number of amendments to the scheme. These amendments involved the employee members of the BSPF agreeing to some changes to how potential future salary increases qualify for pension. The Group has also advised members of changes to how increases to pensions in payment will be determined. The Group also made certain assumption changes following the review.

In return for agreement from employee members to changes in how potential future salary increases qualify for pension, the Group has agreed to increase its support for the BSPF, above existing support arrangements, so as to broadly match the IAS 19R deficit reductions arising from changes to potential benefits. It is also intended, subject to consultation with the BSPF's Trustees, that there will be reductions in the proportion of the BSPF's assets which are invested in return seeking assets. This has had no accounting impact as at 31 December 2013.

By 31 December 2013, the amendments and changes in assumptions in respect of future levels of pension increases had been implemented.

The impact of the Pensions 2013 Review at 31 December 2013 has been to reduce the Group's pension deficit by €394 million, which was recognised as follows:

€m
Income Statement
Amendment to future pension increases	251
Amendment to future increases in members' pensionable salary	26

Negative past service cost	277
Directly related costs	(3)

Total recognised in the income statement, net of directly related costs	274
Statement of comprehensive income
Change in assumptions in respect of future pension increases	117

Total reduction in pension deficit	394

In relation to the amendment to future increases in members' pensionable salaries, active members in RoI were asked to individually accept the changes during 2013. As at 31 December 2013, 19% of those members had accepted the changes and the defined benefit pension scheme deficit at 31 December 2013 reflects this level of acceptances. This has been recognised as a negative past service cost of €26 million. As

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

44    RETIREMENT BENEFIT OBLIGATIONS (Continued)

at 21 March 2014, the acceptance level had increased to over 97%, giving rise to an estimated further negative past service cost of c.€81 million.

In relation to the negotiated package of pension amendments, the IBOA recommended the solution to its members and the changes were put to ballot in late November 2013. The ballot was passed in early December 2013. By 31 December 2013, the amendments to future levels of pension increases had been implemented. As a result, a negative past service cost of €251 million has been recognised in the income statement at 31 December 2013.

The total income statement impact of the amendments, net of directly related expenses, amounted to a gain of €274 million.

In addition, the Pensions 2013 Review outcome also resulted in a financial assumption change. As a result, at 31 December 2013, €117 million has been recognised in other comprehensive income.

Plan details

The following table sets out details of the membership of the BSPF.

Plan details at last valuation date	Number of members	Proportion of funding liability
Active members	8,598	37%
Deferred members	6,380	19%
Pensioner members	3,097	44%

Total	18,075	100%

Financial and Demographic assumptions

The assumptions used in calculating the accounting costs and obligations of the Group's defined benefit pension plans, as detailed below, are set by the Directors after consultation with independent actuaries.

Discount rates are determined in consultation with the Group's independent actuary with reference to market yields at the balance sheet date on high quality corporate bonds (AA rated or equivalent) with a term corresponding to the term of the benefit payments. The yield curve is extrapolated when the term of the benefit payments is longer than the term of available bonds and the single discount rate specified takes the shape of the yield curve and the benefit payments into account. The assumption for ROI price inflation is set by reference to the European Central Bank inflation target for eurozone countries, which is to maintain inflation at below 2% per annum, and to the long term expectation for eurozone inflation as implied by the difference between eurozone fixed interest and indexed linked bonds. The assumptions for UK price inflation are set by reference to the difference between yields on longer-term conventional government bonds and index-linked bonds with appropriate adjustments to reflect distortions due to supply and demand, except for UK CPI inflation, which is set by reference to RPI inflation, with an adjustment applied, as no CPI-linked bonds exist.

The salary assumption takes into account inflation, seniority, promotion and current employment markets relevant to the Group.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

44    RETIREMENT BENEFIT OBLIGATIONS (Continued)

The financial assumptions used in measuring the Group's defined benefit pension liability under IAS 19 are set out in the table below.

Financial assumptions	31 December 2013 % p.a.	31 December 2012 % p.a.
Irish schemes
Inflation rate	2.00	2.00
Discount rate	3.65	3.90
Rate of general increase in salaries	*2.50	*2.50
Rate of increase in pensions in payments	*1.24	*1.90
Rate of increase to deferred pensions	1.90	1.90
UK schemes
Consumer Price Inflation	2.70	2.40
Retail Price Inflation	3.60	2.90
Discount rate	4.45	4.60
Rate of general increase in salaries	*4.10	*3.40
Rate of increase in pensions in payments	*2.49	*2.70
Rate of increase to deferred pensions	2.70	2.40

*
Weighted average increase across all Group schemes.

Mortality assumptions

The mortality assumptions adopted for Irish pension arrangements are based on the results of the Society of Actuaries in Ireland mortality investigation.

	31 December 2013 €m	31 December 2012 €m
Longevity at age 70 for current pensioners
Males	17.5	17.3
Females	18.9	18.7
Longevity at age 60 for active members currently aged 60 years
Males	27.1	26.9
Females	28.7	28.5
Longevity at age 60 for active members currently aged 40 years
Males	29.6	29.5
Females	30.8	30.7

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

44    RETIREMENT BENEFIT OBLIGATIONS (Continued)

Amounts recognised in financial statements

The table below outlines where the Group's defined benefit plans are recognised in the financial statements

31 December 2013	Irish Pension Plans €m	UK Pension(1) Plans €m	Total €m
Income statement credit/(charge)
—Other operating expenses	(110)	(22)	(132)
—Impact of amendments to the defined benefit pension scheme, net of directly related expenses	237	37	274
—Cost of restructuring programme	3	2	5
Statement of other comprehensive income
Impact of remeasurement	(106)	(23)	(129)

Balance sheet obligations	(747)	(94)	(841)

This is shown on the balance sheet as:
Retirement benefit obligation			(845)
Retirement benefit asset			4

Total net liability			(841)

All figures above are shown before deferred tax.

Restated* 31 December 2012	Irish Pension Plans €m	UK Pension(1) Plans €m	Total €m
Income statement credit/(charge)
—Other operating expenses	(45)	(24)	(69)
—Cost of restructuring programme	2	(1)	1
Statement of other comprehensive income
—Impact of remeasurement	(869)	(25)	(894)

Balance sheet obligations	(954)	(121)	(1,075)

This is shown on the balance sheet as:
Retirement benefit obligation			(1,077)
Retirement benefit asset			2

Total net liability			(1,075)

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IAS 19 Employee Benefits (Revised 2011) (IAS 19R)'. See note 62 for additional information.

(1)
The UK Pension Plans include a portion of the BSPF which relates to UK members.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

44    RETIREMENT BENEFIT OBLIGATIONS (Continued)

The movement in the net defined benefit obligation over the year in respect of the Group's defined benefit plans is as follows:

	Present value of obligation	Fair value of plan assets	(Surplus)/ deficit of plans
At 1 January 2013	(6,137)	5,062	(1,075)
Impact of Pensions 2013 Review	394	—	394
—Negative past service cost (income statement)	277	—	277
—Change in financial assumptions (other comprehensive income)	117	—	117
Cost of restructuring programme	5	—	5
—Negative past service cost	5	—	5
Other operating expenses	(333)	201	(132)
—Current service cost	(122)	—	(122)
—Negative past service cost	28	—	28
—Interest (expense)/income	(239)	201	(38)
Return on plan assets not included in income statement	—	85	85
Change in demographic assumptions	—	—	—
Other changes in financial assumptions	(355)	—	(355)
Experience gains	8	—	8
Employer contributions	—	213	213
—Deficit clearing(1)	—	119	119
—Other	—	94	94
Employee contributions	(13)	13	—
Benefit payments	153	(153)	—
Changes in exchange rates	25	(9)	16
At 31 December 2013	(6,253)	5,412	(841)

The above amounts are recognised in the financial statements as follows: (charge)/credit
Other operating expenses	(333)	201	(132)
Impact of amendments to defined benefit pension schemes, net of directly related costs	274	—	274
Cost of restructuring programme	5	—	5

Total amount recognised in income statement	(54)	201	147

Changes in financial assumptions	(238)	—	(238)
Return on plan assets not included in income statement	—	85	85
Change in demographic assumptions	—	—	—
Changes in exchange rates	25	(9)	16
Experience gains	8	—	8

Total remeasurements in other comprehensive income	(205)	76	(129)

Total Negative past service cost comprises
Impact of amendments to defined benefit pension schemes			277
Impact of restructuring programme			5
Other operating expenses			28

Total			310

(1)
Deficit reducing contributions are additional contributions related to the Group's Pensions Reviews.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

44    RETIREMENT BENEFIT OBLIGATIONS (Continued)

Restated*	Present value of obligation	Fair value of plan assets	(Surplus)/ deficit of plans
At 1 January 2012	(4,802)	4,463	(339)
Cost of restructuring programme	1	—	1

—Negative past service cost	1	—	1

Other operating expenses	(306)	237	(69)

—Current service cost	(99)	—	(99)
—Negative past service cost	43	—	43
—Interest (expense)/income	(250)	237	(13)

Return on plan assets not included in income statement	—	268	268
Change in demographic assumptions	—	—	—
Other changes in financial assumptions	(1,162)	—	(1,162)
Experience gains	16	—	16
Employer contributions	—	226	226

—Deficit clearing(1)	—	120	120
—Other	—	106	106

Employee contributions	(14)	14	—
Benefit payments	155	(155)	—
Changes in exchange rates	(25)	9	(16)
At 31 December 2012	(6,137)	5,062	(1,075)

The above amounts are recognised in the financial statements as follows: (charge)/credit
Other operating expenses	(306)	237	(69)
Cost of restructuring programme	1	—	1

Total amount recognised in income statement	(305)	237	(68)

Changes in financial assumptions	(1,162)	—	(1,162)
Return on plan assets not included in income statement	—	268	268
Change in demographic assumptions	—	—	—
Changes in exchange rates	(25)	9	(16)
Experience gains	16	—	16

Total remeasurements in other comprehensive income	(1,171)	277	(894)

Total Negative past service cost comprises
Impact of restructuring programme			1
Other operating expenses			43

Total			44

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IAS 19 Employee Benefits (Revised 2011) (IAS 19R)'. See note 62 for additional information.

(1)
Deficit reducing contributions are additional contributions related to the Group's Pensions Reviews.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

44    RETIREMENT BENEFIT OBLIGATIONS (Continued)

Asset breakdown	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
Equities (quoted)	2,375	2,372
Liability Driven Investment (unquoted)	1,219	1,382
Corporate bonds (quoted)	318	315
Property (unquoted)	314	252
Government bonds (quoted)	283	282
Cash (quoted)	251	225
Senior secured loans (unquoted)	197	—
Reinsurance (unquoted)	196	—
Hedge funds (unquoted)	193	184
Private equities (unquoted)	66	51

Total fair value of assets	5,412	5,063

The retirement benefit schemes' assets include Bank of Ireland stock amounting to €7 million (31 December 2012: €3 million) and property occupied by Bank of Ireland Group companies to the value of €25 million (31 December 2012: €24 million).

Sensitivity of defined benefit obligation to key assumptions

The table below sets out how the defined benefit obligation would have been affected by changes in the significant actuarial assumptions that were reasonably possible at 31 December 2013:

Impact on defined benefit obligation	Change in assumption	Impact on actuarial liabilities €m
Discount rate	0.25% decrease	318
RPI inflation*	0.10% decrease	(111)
Salary growth	0.10% decrease	(21)
Life expectancy	1 year increase	152

*
Including other inflation-linked assumptions (CPI inflation, pension increases, salary growth)

The sensitivity analysis is prepared by the independent actuaries calculating the defined benefit obligation under the alternative assumptions.

While the table above shows the estimated impact of an individual assumption change, a change in one assumption could impact on other assumptions due to the relationship between assumptions.

Some of the above changes in assumptions may have an impact on the value of the schemes' investment holdings. For example, the plans hold a proportion of their assets in corporate bonds. A fall in the discount rate as a result of lower corporate bond yields would be expected to lead to an increase in the value of these assets, thus partly offsetting the increase in the defined benefit obligation. The extent to which these sensitivities are managed is discussed further below.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

44    RETIREMENT BENEFIT OBLIGATIONS (Continued)

Future cash flows

The plans' liabilities represent a long-term obligation and most of the payments due under the plans will occur several decades into the future.

The duration, or average term to payment for the benefits due weighted by liability, is c.20 years for the Irish plans and c.21 years for the UK plans.

Expected employer contributions for the year ended 31 December 2014 are €214 million, inclusive of €131 million of additional contributions related to the Group pensions reviews. Expected employee contributions for the year ended 31 December 2014 are €13 million.

Risks and risk management

The Group's defined benefit pension plans have a number of areas of risk. The key areas of risk, and the ways in which the Group has sought to manage them, are set out in the table below.

The risks are considered from both a funding perspective, which drives the cash commitments of the Group, and from an accounting perspective, i.e. the extent to which such risks affect the amounts recorded in the Group's financial statements.

Risk	Description
Asset volatility	The defined benefit pension plans hold a significant proportion of their assets in equities and other return-seeking assets. The returns on such assets tend to be volatile. For the purposes of the triennial valuation, the defined benefit liabilities, however, are calculated using a discount rate set with reference to government bond yields, with allowance for additional return to be generated from the investment portfolio. For measurement of the obligation in the financial statements under IAS 19R the defined benefit obligation is calculated using a discount rate set with reference to high-quality corporate bond yields. The movement in the asset portfolio is not fully correlated with the movement in the two liability measures and this means that the funding level is likely to be volatile in the short-term, potentially resulting in short-term cash requirements and an increase in the net defined benefit deficit recorded on the balance sheet.

In order to limit the volatility in asset returns, the schemes' assets are well-diversified by investing in a range of asset classes, including listed equity, private equity, hedge funds, infrastructure, reinsurance, property, government bonds and corporate bonds. The investment in bonds is discussed further below.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

44    RETIREMENT BENEFIT OBLIGATIONS (Continued)

Risk	Description
Changes in bond yields	Interest rate and inflation risks, along with equity risk, are the defined benefit schemes' largest risks. From an accounting liability perspective, the schemes are also exposed to movements in corporate bond spreads. As part of its Risk Management the largest Group sponsored pension scheme, the BSPF has invested 29% in a Liability Driven Investment (LDI) approach to help manage its interest rate and inflation risk. The LDI approach invests in cash, sovereign bonds and interest rate and inflation swaps to create a portfolio which is both euro inflation-linked and of significantly longer duration than possible in the physical bond market. The portfolio will broadly hedge against movements in long-term interest rates and inflation expectations.

The LDI portfolio only hedges a portion of the BSPF's interest rate and inflation risks. Furthermore, the portfolio does not hedge against changes in the credit spread on corporate bonds used to derive the accounting liabilities, nor protect against differences between expectations for eurozone average inflation and the Fund's Irish inflation exposure.

However, the investment in corporate and government bonds offers a further degree of matching, i.e. the movement in assets arising from changes in bond yields partially matches the movement in the funding or accounting liabilities. In this way, the exposure to movements in bond yields is further reduced.

Inflation risk
The majority of the plans' benefit obligations are linked to inflation and higher inflation will lead to higher liabilities, although in most cases caps on the level of inflationary increases are in place to protect the plans against high inflation and the Pensions 2013 Review changes have further limited this exposure.
Life expectancy	The majority of the plans' obligations are to provide a pension for the life of the member, which means that increases in life expectancy will result in an increase in the plans' liabilities.

Although investment decisions are the responsibility of the trustees, the Group takes an active interest to support the efficient management of risk including through the appointment of a Group Pensions Chief Investment Officer. The role of Group Pensions Chief Investment Officer is to advise and support the Trustees of the Group sponsored pension schemes in the design, implementation and management of investment strategy to meet the various scheme liabilities. The duties include, but not are limited to, the identification and management of risks such as the risk of insufficient asset returns, changing interest rates, inflation, counterparty exposures, geographical risk, asset concentration risk, liquidity risk, regulatory risk, manager risk and longevity risk.

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

	31 December 2013 Contract amount €m	31 December 2012 Contract amount €m
Contingent liabilities
Acceptances and endorsements	9	9
Guarantees and irrevocable letters of credit	819	742
Other contingent liabilities	327	349

	1,155	1,100

Commitments
Documentary credits and short term trade related transactions	85	93
Undrawn formal standby facilities, credit lines and other commitments to lend:
—revocable or irrevocable with original maturity of 1 year or less	13,043	13,284
—irrevocable with original maturity of over 1 year	2,764	3,202

	15,892	16,579

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

46    CAPITAL PACKAGE IN RELATION TO 2009 PREFERENCE STOCK

The 2009 Preference Stock was issued by the Bank on 31 March 2009. At 31 December 2012, the National Pensions Reserve Fund Commission (NPRFC) held 1,837,041,304 units of the 2009 Preference Stock, which could be repurchased at the option of the Bank, in whole or in part, at a price per unit equal to the issue price of €1.00 per unit before 31 March 2014 and thereafter at a price per unit of €1.25 (a 'step-up' of 25% of par value), subject in either case to the consent of the Central Bank of Ireland being obtained.

Having considered its options, the Bank agreed a Capital Package with the NPRFC and the Central Bank of Ireland (CBI) which it implemented in December 2013 which included the following:

(i)
the placing of new units of ordinary stock (the Placing Stock) to generate proceeds of c.€537 million (net of expenses), to redeem c.€537 million of the 2009 Preference Stock;

(ii)
the sale by the NPRFC of €1.3 billion 2009 Preference Stock to Baggot Securities Limited (Baggot), a special purpose company, which funded the purchase using the proceeds of the issuance of €1.3 billion 10.24% perpetual non-cumulative notes (the Notes) to private investors. Baggot irrevocably waived its rights to the step-up by Waiver Deed (the Waiver Deed) in favour of the Bank;

(iii)
the Bank advised CBI that it is not the Bank's intention to recognise 2009 Preference Stock as regulatory Common equity tier 1 (CET1) capital after July 2016, unless derecognition would mean that an adequate capital buffer cannot be maintained above applicable regulatory requirements; and

(iv)
the Bank announced that it does not expect to redeem the €1.3 billion of the 2009 Preference Stock sold to Baggot prior to 1 January 2016, save in certain limited circumstances(1).

•
Issue of Ordinary Stock:  On 4 December 2013, a total of 2,230,769,231 units of Placing Stock were placed at a price of 26 cent per unit of ordinary stock (being a discount of 3% to the previous days closing price), generating gross proceeds of €580 million. The Placing Stock represented approximately 7.4% of the Group's issued ordinary stock prior to the issue. The Placing Stock ranks pari passu in all respects with the existing ordinary stock of the Group, including the right to receive all dividends and other distributions declared, made or paid on or in respect of such stock after the date of issue of the Placing Stock.

•
Redemption of the 2009 Preference Stock:  On 9 December 2013, net proceeds of €537,041,304 from the issue of the Placing Stock were used to redeem 537,041,304 units of the 2009 Preference Stock at the initial issue price of €1.00 per unit. In addition to redeeming 2009 Preference Stock, the Group paid the dividend accrued up to that date, amounting to €44 million to the NPRFC, representing the 10.25% interest over 288 days since 20 February 2013.

•
Transfer of the 2009 Preference Stock to private investors:  The State sold its holding of 1.3 billion units of the 2009 Preference Stock to Baggot, a structured entity, not controlled by the Group. The Group mandated a team of investment banks to manage and underwrite the sale to private investors of the Notes which are secured on 1.3 billion units of the 2009 Preference Stock. The sale was structured so that Baggot has waived its rights to the step-up and consequently, none of Baggot or the private investors is entitled to receive or seek the step-up. The costs of the sale of the 2009 Preference Stock to Baggot were paid by the Group, but otherwise, the sale had no impact on the financial statements of the Group. The State generated a gain of €62 million on the sale.

(1)
These circumstances would include changes in regulatory capital treatment, breach of Waiver Deed and taxation.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

46    CAPITAL PACKAGE IN RELATION TO 2009 PREFERENCE STOCK (Continued)

The following table shows the impact for the year ended 31 December 2013 of the redemption and sale of the 2009 Preference Stock on capital stock, stock premium and retained earnings.

	Capital stock
			Stock premium €m	Retained earnings €m
	Number	€m			Total
Issue of ordinary stock	2,230,769,231	111	469	—	580
Redemption of the 2009 Preference Stock	(537,041,304)	(5)	(532)	—	(537)

Dividend paid on redemption of the 2009 Preference Stock		—	—	(44)	(44)
Transaction costs		—	(12)	(27)	(39)

Total		106	(75)	(71)	(40)

47    CAPITAL STOCK

Authorised	31 December 2013 €m	31 December 2012 €m
Eur€
90 billion units of ordinary stock of €0.05 each	4,500	4,500
228 billion units of deferred stock of €0.01 each	2,280	2,280
100 million units of non-cumulative preference stock of €1.27 each	127	127
100 million units of undesignated preference stock of €0.25 each	25	25
3.5 billion units of non-cumulative 2009 Preference Stock of €0.01 each	35	35

	£m	£m
Stg£
100 million units of non-cumulative preference stock of Stg£1 each	100	100
100 million units of undesignated preference stock of Stg£0.25 each	25	25

	$m	$m
US$
8 million units of non-cumulative preference stock of US$25 each	200	200
100 million units of undesignated preference stock of US$0.25 each	25	25

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

47    CAPITAL STOCK (Continued)

Allotted and fully paid	31 December 2013 €m	31 December 2012 €m
32.344 billion units of €0.05 ordinary stock (31 December 2012: 30.109 billion units)	1,616	1,505
91.981 billion units of €0.01 deferred stock	920	920
41.696 million units of €0.05 treasury stock (31 December 2012: 45.586 million units)	2	2
1.9 million units of non-cumulative preference stock of Stg£1 each	3	3
3.0 million units of non-cumulative preference stock of €1.27 each	4	4
1.3 billion units of non-cumulative 2009 Preference Stock of €0.01 each
(31 December 2012: 1.837 billion units)	13	18

	2,558	2,452

Ordinary stock

All units of ordinary stock carry the same voting rights.

The weighted average number of units of ordinary stock in issue at 31 December 2013, used in the earnings per share calculation, excludes treasury stock which does not represent ordinary stock in issue. Treasury stock does not rank for dividend. While own stock held for the benefit of life assurance policyholders legally ranks for dividend, in line with accounting standards any dividend would not accrue in the Group financial statements.

	Ordinary Stock		Treasury Stock
Movements in ordinary and treasury stock (units)	31 December 2013	31 December 2012	31 December 2013	31 December 2012
At beginning of year	30,108,928,692	30,109,381,214	45,585,840	45,133,318
Issue of ordinary stock	2,230,769,231	—	—	—
Stock (purchased)/sold and held for the benefit of life assurance policyholders	3,889,379	(452,522)	(3,889,379)	452,522

At end of year	32,343,587,302	30,108,928,692	41,696,461	45,585,840

On 9 December 2013, the Bank issued 2,230,769,231 units of ordinary stock (the 'Placing Stock') with nominal value of €0.05 each. Following the issuance of the Placing Stock the Bank's total ordinary stock in issue is 32,343,587,302 units (net of stock held for the benefit of life assurance policyholders).

At 31 December 2013, New Ireland Assurance Company plc held 19,687,771 units of ordinary stock as 'own shares' (31 December 2012: 23,577,150 units).

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

2009 Preference Stock

On 9 December 2013, net proceeds of €537,041,304 from the issue of capital stock were used to redeem 537,041,304 units of the 2009 Preference Stock at the initial issue price of €1.00 per unit. In addition to redeeming 2009 Preference Stock, the Group paid the dividend accrued up to that date, amounting to €44 million to the NPRFC.

On 11 December 2013, the balance of 1,300,000,000 units of the 2009 Preference Stock was sold by the NPRFC to Baggot Securities Limited (Baggot) a special purpose company, which funded the purchase using the proceeds of the issuance of €1,300,000,000 of 10.24% perpetual non-cumulative notes to private investors. Baggot has irrevocably waived its right to receive any redemption monies in respect of the 2009 Preference Stock in excess of €1.00 per unit.

On 20 February 2014, the Group paid a cash dividend of €133.3 million (20 February 2013: €188.3 million to the NPRFC) on the 2009 Preference Stock to Baggot.

The terms and conditions attaching to the 2009 Preference Stock are outlined below:

The 2009 Preference Stock entitles the holder to receive a non-cumulative cash dividend at a fixed rate of 10.25% per annum payable annually in arrears on 20 February at the discretion of the Bank. If a cash dividend is not paid by the Bank, the Bank shall issue units of ordinary stock to the holder to be settled on a day determined by the Bank, in its sole discretion, provided that this must occur no later than the day on which the Bank subsequently redeems or repurchases or pays a dividend on the 2009 Preference Stock or any class of capital stock. The number of units of ordinary stock that the Bank would be required to issue in the event of non-payment of a cash dividend is calculated by dividing the amount of the unpaid dividend by the Thirty Day Average Price.

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

The 2009 Preference Stock may be repurchased in whole or in part at the option of the Bank at a price per unit equal to €1.00 per unit before 31 March 2014 and thereafter at a price per unit of €1.25, representing a 25% step-up per unit provided in either case that the consent of the CBI to the repurchase of the 2009 Preference Stock is obtained. Baggot, the current holder of the 2009 Preference Stock, has waived its rights to receive redemption monies in excess of €1.00 per unit. The 2009 Preference Stock is not capable of being repurchased if it would breach or cause a breach of Irish banking capital adequacy requirements from time to time applicable to the Bank subject to regulatory approval. The Bank may only redeem the 2009 Preference Stock in accordance with company law, and with the approval of the CBI, out of profits available for distribution or the proceeds of a fresh issue of stock or an issue of securities treated by the CBI as constituting Core tier 1 capital.

If the ordinary stock to be issued in the event of non-payment of cash dividends on the 2009 Preference Stock is not settled on the dividend payment date to which it relates, the holder is entitled to exercise the voting rights of that as yet unissued ordinary stock from the dividend payment date. Such voting rights will have no effect on the Bank's unfettered discretion in respect of (i) the payment of dividends on the 2009 Preference Stock or any other securities of the Bank ranking pari passu with, or junior to, the 2009 Preference Stock or the issuance of ordinary stock in the event of non-payment of cash dividends on the 2009 Preference Stock; or (ii) the redemption or repurchase of the 2009 Preference Stock or any other securities of the Bank ranking pari passu with, or junior to, the 2009 Preference Stock.

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

On a winding up of, or other return of capital by, the Bank (other than on a redemption of stock of any class in the capital of the Bank) the holders of preference stock will be entitled to receive an amount equal to the amount paid up or credited as paid up on each unit of the preference stock held (including the premium) out of the surplus assets available for distribution to the Bank's members. Subject to the Bank's Bye-Laws, the preference stockholders may also be entitled to receive a sum in respect of dividends payable.

The preference stockholders are not entitled to vote at any General Court except in certain exceptional circumstances. Such circumstances did not arise during 2013 and consequently the preference stockholders were not entitled to vote at the Annual General Court held on 24 April 2013.

As at 31 December 2013 and 31 December 2012, 1,876,090 units of sterling preference stock and 3,026,598 units of euro preference stock were in issue.

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

In addition, if an employee elects for any such free stock award, they become eligible to purchase additional stock at market price from gross salary subject to Revenue Commissioners and HM Revenue & Customs rules respectively.

The maximum award permitted under the scheme is 6% of a participant's salary. There have been no awards to employees under the employee stock issue scheme since 2008.

(b)   Executive Stock Option Scheme (ESOS)

The last grant of options under this Scheme were made in 2008. Options granted in 2006, 2007 and 2008 lapsed as the performance conditions were not achieved. The performance conditions for options granted in 1996 up to and including 2005 were satisfied. Options may not be transferred or assigned and may be exercised only between the third and tenth anniversaries of their grant. No options were either granted or exercised in the year ended 31 December 2013 or in the year ended 31 December 2012.

Under this Scheme, which was approved by stockholders, key executives may be granted options to subscribe for units of ordinary stock at the discretion of the Remuneration Committee. Under this scheme, the total value of options granted in a year may not exceed 100% of an executive's annual salary at the time of the award. The subscription price per unit of stock shall not be less than the market value of the stock at the date of grant.

	31 December 2013		31 December 2012
	Number of options	Weighted average exercise price (€)	Number of options	Weighted average exercise price (€)
Outstanding at beginning of year	2,686,513	€11.45	3,113,513	€11.59
Expired during year	(1,456,499)	€11.17	(427,000)	€12.46
Outstanding at end of year	1,230,014	€11.79	2,686,513	€11.45
Exercisable at end of year	1,230,014	€11.79	2,686,513	€11.45

The options above are before the Group's 2010 and 2011 Rights Issues. The Group Remuneration Committee exercised its discretion not to make any technical adjustments to these grants.

Exercise Price Range (€)	Number of options
10.76 – 13.68	1,230,014

Total	1,230,014

Outstanding options under the Stock Option Scheme are exercisable at price ranges above. The weighted average remaining contractual life of the outstanding options under the Stock Option Scheme is less than three years.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

47    CAPITAL STOCK (Continued)

(c)   Long Term Incentive Plan

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

(d)   Limitations on Employee Stock Issue and Stock Option Schemes

All of the above stock issue and stock option schemes are subject to a range of flow rate controls approved by the stockholders and which conform to current institutional investor guidelines.

48    STOCK PREMIUM ACCOUNT

	31 December 2013 €m	31 December 2012 €m
Stock premium account
Balance at the beginning of the year	1,210	5,127
Issue of ordinary stock	469	—
Redemption of the 2009 Preference Stock	(532)	—
Transaction costs, net of tax	(12)	3
Reduction in stock premium transferred to retained earnings	—	(3,920)

Balance at the end of the year	1,135	1,210

During the year ended 31 December 2012, the Irish High Court approved the application by the Bank for a reduction in the Stock premium account of €3,920 million. As a result, this amount was transferred to retained earnings.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

49    2011 CAPITAL STRESS TEST AND ASSOCIATED RECAPITALISATION (Continued)

(iii) Contingent Capital Note

During the year ended 31 December 2011, the Group issued a Contingent Capital Note to the State to satisfy the requirements of the 2011 PCAR. The note has a term of five years and an annual coupon of 10%, which could be increased to a market rate subject to a maximum coupon of 18% if the State sold the note to a third party. On 9 January 2013, the State sold its entire holding of the note to a diverse group of international institutional investors, thereby fixing all future cash coupon payments on the notes at 10% per annum. The Group recognised a gain of €79 million in interest expense (note 3) during the year ended 31 December 2012, reflecting the decrease in the carrying value of the note as a result of a fall in the expected future coupon payments. Further details are set out in note 40.

50    LIQUIDITY RISK AND PROFILE

The tables below summarise the maturity profile of the Group's financial liabilities (excluding those arising from insurance and investment contracts in Bank of Ireland Life) at 31 December 2013 and 31 December 2012 based on contractual undiscounted repayment obligations. The Group does not manage liquidity risk on the basis of contractual maturity. Instead the Group manages liquidity risk based on expected cash flows.

Unit linked investment liabilities and unit linked insurance liabilities with a carrying value of €5,460 million and €8,502 million respectively (31 December 2012: €5,256 million and €7,988 million respectively) are excluded from this analysis as their repayment is linked directly to the financial assets backing these contracts.

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

As at 31 December 2013 Contractual maturity	Demand €m	Up to 3 months €m	3-12 months €m	1-5 years €m	Over 5 years €m	Total €m
Deposits from banks	361	3,284	2,008	211	—	5,864
Drawings from Monetary Authorities (gross)	—	—	—	8,439	—	8,439
Customer accounts	43,457	17,258	9,210	4,151	170	74,246
Debt securities in issue	—	460	1,569	8,274	4,399	14,702
Subordinated liabilities	—	28	133	1,513	764	2,438
Contingent liabilities	1,155	—	—	—	—	1,155
Commitments	13,043	—	—	2,764	—	15,807

Total	58,016	21,030	12,920	25,352	5,333	122,651

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

50    LIQUIDITY RISK AND PROFILE (Continued)

Restated* As at 31 December 2012 Contractual maturity	Demand €m	Up to 3 months €m		3-12 months €m	1-5 years €m	Over 5 years €m	Total €m
Deposits from banks	468	3,517		507	2,690	—	7,182
Drawings from Monetary Authorities (gross)	—	3,080	(1)	62	12,411	—	15,553
Customer accounts	46,979	20,512		5,329	2,658	134	75,612
Debt securities in issue	—	656		4,872	8,430	4,248	18,206
Subordinated liabilities	—	22		138	1,598	780	2,538
Contingent liabilities	1,100	—		—	—	—	1,100
Commitments	13,377	—		—	3,202	—	16,579

Total	61,924	27,787		10,908	30,989	5,162	136,770

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

(1)
Includes €3,060 million related to the IBRC repo transaction which was terminated in February 2013 (see note 56).

As set out in note 23, derivatives held for trading comprise derivatives entered into with trading intent as well as derivatives entered with economic hedging intent to which the Group does not apply hedge accounting. Derivatives held with hedging intent also include all derivatives to which the Group applies hedge accounting.

The tables below summarise the maturity profile of the Group's derivative liabilities. The Group manages liquidity risk based on expected cash flows, therefore the undiscounted cash flows payable on derivatives liabilities held with hedging intent are classified according to their contractual maturity, while derivatives held with trading intent have been included at fair value in the 'demand' time bucket.

As at 31 December 2013 Derivative financial instruments	Demand €m	Up to 3 months €m	3-12 months €m	1-5 years €m	Over 5 years €m	Total €m
Derivatives held with hedging intent
Gross settled derivative liabilities—outflows	—	4,140	2,373	3,570	381	10,464
Gross settled derivative liabilities—inflows	—	(4,032)	(2,299)	(3,369)	(333)	(10,033)

Gross settled derivative liabilities—net flows	—	108	74	201	48	431
Net settled derivative liabilities	—	213	435	1,192	1,071	2,911

Total derivatives held with hedging intent	—	321	509	1,393	1,119	3,342
Derivative liabilities held with trading intent	796	—	—	—	—	796

Total derivative cash flows	796	321	509	1,393	1,119	4,138

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

50    LIQUIDITY RISK AND PROFILE (Continued)

As at 31 December 2012 Derivative financial instruments	Demand €m	Up to 3 months €m	3-12 months €m	1-5 years €m	Over 5 years €m	Total €m
Derivatives held with hedging intent
Gross settled derivative liabilities—outflows	—	3,530	1,493	6,180	530	11,733
Gross settled derivative liabilities—inflows	—	(3,453)	(1,340)	(5,904)	(525)	(11,222)

Gross settled derivative liabilities—net flows	—	77	153	276	5	511
Net settled derivative liabilities	—	175	713	1,873	381	3,142

Total derivatives held with hedging intent	—	252	866	2,149	386	3,653
Derivative liabilities held with trading intent	1,508	—	—	—	—	1,508

Total derivative cash flows	1,508	252	866	2,149	386	5,161

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

51    MEASUREMENT BASIS OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The table below analyses the carrying amounts of the financial assets and financial liabilities by accounting treatment and by balance sheet heading.

	At fair value through profit or loss
				At fair value through Other Comprehensive income (OCI)
	Derivatives designated as fair value hedging instruments €m
31 December 2013		Held for trading €m	Designated upon initial recognition €m	Available for sale €m	Cash flow hedge derivatives €m	Held at amortised cost €m	Insurance contracts €m	Total €m
Financial assets
Cash and balances at central banks	—	—	—	—	—	6,385	—	6,385
Items in the course of collection from other banks	—	—	—	—	—	363	—	363
Trading securities	—	252	—	—	—	—	—	252
Derivative financial instruments	393	2,691	—	—	408	—	—	3,492
Other financial assets at fair value through profit or loss	—	—	10,306	—	—	—	—	10,306
Loans and advances to banks	—	—	—	—	—	4,759	—	4,759
Available for sale financial assets	—	—	—	12,104	—	—	—	12,104
NAMA senior bonds	—	—	—	—	—	3,957	—	3,957
Loans and advances to customers	—	—	—	—	—	84,514	—	84,514
Interest in associates	—	—	41	—	—	48	—	89

Total financial assets	393	2,943	10,347	12,104	408	100,026	—	126,221

Financial liabilities
Deposits from banks	—	—	143	—	—	12,070	—	12,213
Customer accounts	—	—	1,832	—	—	72,035	—	73,867
Items in the course of transmission to other banks	—	—	—	—	—	147	—	147
Derivative financial instruments	375	2,655	—	—	198	—	—	3,228
Debt securities in issue	—	—	519	—	—	14,761	—	15,280
Liabilities to customers under investment contracts	—	—	5,460	—	—	—	—	5,460
Insurance contract liabilities	—	—	—	—	—	—	8,502	8,502
Subordinated liabilities	—	—	63	—	—	1,612	—	1,675
Other short positions	—	8	—	—	—	—	—	8

Total financial liabilities	375	2,663	8,017	—	198	100,625	8,502	120,380

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

51    MEASUREMENT BASIS OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

	At fair value through profit or loss
				At fair value through Other Comprehensive income (OCI)
	Derivatives designated as fair value hedging instruments €m
Restated* 31 December 2012		Held for trading €m	Designated upon initial recognition €m	Available for sale €m	Cash flow hedge derivatives €m	Held at amortised cost €m	Insurance contracts €m	Total €m
Financial assets
Cash and balances at central banks	—	—	—	—	—	8,472	—	8,472
Items in the course of collection from other banks	—	—	—	—	—	448	—	448
Trading securities	—	143	—	—	—	—	—	143
Derivative financial instruments	656	3,550	—	—	1,641	—	—	5,847
Other financial assets at fair value through profit or loss	—	—	9,460	—	—	—	—	9,460
Loans and advances to banks	—	—	—	—	—	9,502	—	9,502
Available for sale financial assets	—	—	—	11,093	—	—	—	11,093
NAMA senior bonds	—	—	—	—	—	4,428	—	4,428
Loans and advances to customers	—	—	—	—	—	92,621	—	92,621
Interest in associates	—	—	91	—	—	—	—	91

Total financial assets	656	3,693	9,551	11,093	1,641	115,471	—	142,105

Financial liabilities
Deposits from banks	—	—	216	—	—	20,909	—	21,125
Customer accounts	—	—	1,910	—	—	73,260	—	75,170
Items in the course of transmission to other banks	—	—	—	—	—	268	—	268
Derivative financial instruments	585	3,185	—	—	1,504	—	—	5,274
Debt securities in issue	—	—	521	—	—	17,552	—	18,073
Liabilities to customers under investment contracts	—	—	5,256	—	—	—	—	5,256
Insurance contract liabilities	—	—	—	—	—	—	7,988	7,988
Subordinated liabilities	—	—	64	—	—	1,643	—	1,707
Other short positions	—	76	—	—	—	—	—	76

Total financial liabilities	585	3,261	7,967	—	1,504	113,632	7,988	134,937

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

51    MEASUREMENT BASIS OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (Continued)

The fair value and contractual amount due on maturity of financial liabilities designated at fair value upon initial recognition are shown in the table below.

	31 December 2013		31 December 2012
	Fair values €m	Contractual amount due on maturity €m	Fair values €m	Contractual amount due on maturity €m
Deposits from banks	143	143	216	216
Customer accounts	1,832	1,827	1,910	1,967
Liabilities to customers under investment contracts	5,460	5,460	5,256	5,256
Debt securities in issue	519	524	521	613
Subordinated liabilities	63	67	64	75

Financial liabilities designated at fair value through profit or loss	8,017	8,021	7,967	8,127

For financial assets and financial liabilities which are recognised and subsequently measured at fair value through profit or loss or through other comprehensive income, a description of the methods and assumptions used to calculate those fair values is set out in note 52.

52    FAIR VALUES OF ASSETS AND LIABILITIES

Fair value of financial assets and financial liabilities

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Where possible, the Group calculates fair value using observable market prices. Where market prices are not available, fair values are determined using valuation techniques which may include discounted cash flow models or comparisons to instruments with characteristics either identical or similar to those of the instruments held by the Group or of recent arm's length market transactions. These fair values are classified within a three-level fair value hierarchy, based on the inputs used to value the instrument. Where the inputs might be categorised within different levels of the fair value hierarchy, the fair value measurement in its entirety is categorised in the same level of the hierarchy as the lowest level input that is significant to the entire measurement. The levels are defined as:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Transfers between different levels are assessed at the end of all reporting periods.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    FAIR VALUES OF ASSETS AND LIABILITIES (Continued)

(a)   Financial assets and financial liabilities recognised and subsequently measured at fair value

All financial instruments are initially recognised at fair value. The Group subsequently measures trading securities, other financial assets and financial liabilities designated at fair value through profit or loss, derivatives and available for sale financial assets at fair value in the balance sheet. These instruments are shown as either at fair value through profit or loss (FVTPL) or at fair value through the statement of comprehensive income.

A description of the methods and assumptions used to calculate fair values of these assets and liabilities is set out below. For fair value measurements categorised within level 3 of the fair value hierarchy, the valuation policies and procedures are developed by the management of the relevant business unit. The valuation process is documented before being reviewed and approved by senior management to ensure that the valuation method is consistent with market practice, that the output is reasonable and that the methodology is consistent both across the Group and compared to prior reporting periods.

Financial assets held for trading

These instruments are valued using observable market prices (level 1 inputs), directly from a recognised pricing source or an independent broker or investment bank.

Derivative financial instruments

The Group's derivative financial instruments are valued using valuation techniques commonly used by market participants. These consist of discounted cash flow and options pricing models, which typically incorporate observable market data, principally interest rates, basis spreads, foreign exchange rates, equity prices and counterparty credit (level 2 inputs).

The fair values of the Group's derivative financial liabilities reflect the impact of changes in own credit spreads derived from observable market data (debit valuation adjustment). The impact of the cost of funding derivative positions is also taken into account in determining the fair value of derivative financial instruments (funding valuation adjustment). The funding cost is derived from observable market data; however the model may perform numerical procedures in the pricing such as interpolation when market data input values do not directly correspond to the exact parameters of the trade. Both methodologies are considered to use level 2 inputs.

Certain derivatives are valued using unobservable inputs relating to counterparty credit such as credit grade, which are significant to their valuation. The effect of using reasonably possible alternative assumptions in the valuation of these derivatives would be to increase their fair value by up to €15 million or decrease their fair value by up to €15 million, with a corresponding impact on the income statement. Where the impact of unobservable inputs is material to the valuation of the asset or liability, it is categorised as level 3 on the fair value hierarchy.

In addition a small number of derivative financial instruments are valued using significant unobservable inputs other than counterparty credit (level 3 inputs). However, changing one or more assumptions used in the valuation of these derivatives would not have a significant impact as they are entered into to hedge the exposure arising on certain customer accounts (see below), leaving the Group with no net valuation risk due to the unobservable inputs.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    FAIR VALUES OF ASSETS AND LIABILITIES (Continued)

Other financial assets at fair value through profit or loss

These consist of assets designated at fair value through profit or loss, which are predominantly held for the benefit of unit linked policyholders, with any changes in valuation accruing to the policyholders. These assets consist principally of bonds, equities and unit trusts, which are traded on listed exchanges, are actively traded and have readily available prices. Substantially all of these assets are valued using valuation techniques which use observable market data i.e. level 1 or level 2 inputs.

Available for sale financial assets

For available for sale financial assets for which an active market exists, fair value has been determined directly from observable market prices (level 1 inputs) or yields through a recognised pricing source or an independent broker, price-provider or investment bank (level 2 inputs).

A small number of assets have been valued using vendor prices, which are not considered to represent observable market data (level 3 inputs).

NAMA subordinated debt does not trade in an active market for which observable market data is available. Its fair value has been estimated using a discounted cash flow valuation technique i.e. level 3 inputs. A 1% increase / (decrease) in the discount rate used to value the debt would result in a decrease of €7 million / (increase of €7 million) in its fair value, with a corresponding impact on other comprehensive income.

Interest in associates

Investments in associates which are venture capital investments are accounted for at fair value and are valued in accordance with the 'International Private Equity and Venture Capital Valuation Guidelines'. This requires the use of various inputs such as discounted cash flow analysis and comparison with the earnings multiples of listed comparative companies amongst others. Although the valuation of unquoted equity instruments is subjective by nature, the relevant methodologies are commonly applied by other market participants and have been consistently applied over time. Using reasonably possible alternative assumptions would not have a material impact on the value of these assets. As the inputs are unobservable, the valuation is deemed to be based on level 3 inputs.

Customer accounts and deposits by banks

Customer accounts and deposits by banks designated at fair value through profit or loss consist of deposits which contain an embedded derivative (typically an equity option). These instruments are typically valued using valuation techniques which use observable market data. The Group incorporates the effect of changes in its own credit spread when valuing these instruments. The Group estimates this spread by reference to recent transactions in the same instrument or in similar instruments issued by the Group (level 2 inputs).

A small number of customer accounts are valued using additional non-observable inputs (level 3 inputs). However, changing one or more assumptions used in the valuation of these customer accounts would not have a significant impact as these customer accounts are hedged with offsetting derivatives (see below), leaving the Group with no net valuation risk due to those non-observable inputs.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    FAIR VALUES OF ASSETS AND LIABILITIES (Continued)

Liabilities to customers under insurance and investment contracts

The accounting policy for these instruments is set out on page 246. In accordance with the accounting policy, the fair value of liabilities to customers under both insurance and investment unit linked contracts is contractually linked to the fair value of the financial assets within the policyholders' unit linked funds. The value of the unit linked financial liabilities is determined using current unit prices multiplied by the number of units attributed to the contract holders at the balance sheet date. Their value is never less than the amount payable on surrender, discounted for the required notice period where applicable.

Debt securities in issue and subordinated liabilities

These instruments comprise debt securities in issue and subordinated liabilities with a fair value of €582 million (31 December 2012: €585 million) which are measured at fair value through profit or loss, the fair value of which is based on valuation techniques incorporating significant unobservable market data (level 3 inputs). The significant unobservable input is the Group's credit spread, the estimation of which is judgemental in current market circumstances. The Group estimates this spread by reference to recent transactions in the same instrument or in similar instruments issued by the Group. In addition the Group considers the credit spread applicable to Irish Government bonds. A 1% increase / (decrease) in the estimated credit spread at 31 December 2013 would result in a decrease of €25 million / (increase of €25 million) in the fair value of the liabilities, with a corresponding impact on the income statement.

(b)   Financial assets and liabilities held at amortised cost

For financial assets and financial liabilities which are not subsequently measured at fair value on the balance sheet, the Group discloses their fair value in a way that permits them to be compared to their carrying amounts. The methods and assumptions used to calculate the fair values of these assets and liabilities are set out below.

Loans and advances to banks

The estimated fair value of floating rate placements and overnight placings is their carrying amount. The estimated fair value of fixed interest bearing placements is based on discounted cash flows using prevailing money market interest rates for assets with similar credit risk and remaining maturity (level 2 inputs).

Loans and advances to customers

Loans and advances are carried net of provisions for impairment. The fair value of both fixed and variable rate loans and advances to customers is estimated using valuation techniques which include:

•
the discounting of estimated future cash flows at current market rates, incorporating the impact of current credit spreads and margins. The fair value reflects both loan impairments at the balance sheet date and estimates of market participants' expectations of credit losses over the life of the loans (level 3 inputs); and

•
recent arm's length transactions in similar assets (level 2 inputs).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    FAIR VALUES OF ASSETS AND LIABILITIES (Continued)

NAMA senior bonds

NAMA senior bonds are classified as loans and receivables and are carried net of provisions for impairment. As with all financial assets, NAMA senior bonds are measured at fair value at initial recognition. The bonds do not trade in an active market. Their fair value has been estimated by using a valuation technique which takes into consideration the contractual maturity date of the bonds, the Government guarantee, collateral and other support, valuations in the repo market and the yield on Irish Government bonds of similar maturity (level 2 inputs). The bonds are subsequently measured at amortised cost.

Deposits from banks and customer accounts

The estimated fair value of deposits with no stated maturity, which includes non-interest bearing deposits, is the amount repayable on demand. The estimated fair value of fixed interest bearing deposits and other borrowings without quoted market prices is based on discounted cash flows using interest rates for new deposits with similar remaining maturity (level 2 inputs).

Debt securities in issue and subordinated liabilities

The fair values of these instruments are calculated based on quoted market prices where available (level 1 inputs). For those notes where quoted market prices are not available, a discounted cash flow model is used based on a current yield curve appropriate to the Group for the remaining term to maturity. The yield curve used incorporates the effect of changes in the Group's own credit spread (level 2 and level 3 inputs).

(c)   Fair value on offsetting positions

Where the Group manages certain financial assets and financial liabilities on the basis of its net exposure to either market risks or credit risk, the Group applies the exception allowed under paragraph 48 of IFRS 13. That exception permits the Group to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or paid to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the measurement date under current market conditions. Accordingly, the Group measures the fair value of the group of financial assets and financial liabilities consistently with how market participants would price the net risk exposure at the measurement date.

(d)   Fair value of non-financial assets

Investment properties

Investment properties are carried at fair value as determined by external qualified property surveyors appropriate to properties held. Fair values have been calculated using current trends in the market of property sales and rental yields in the retail, office and industrial property markets (level 2 inputs). Other inputs take into consideration occupancy rate forecasts, sales price expectations and letting prospects (level 3 inputs).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    FAIR VALUES OF ASSETS AND LIABILITIES (Continued)

Property

A revaluation of Group property was carried out as at 31 December 2013. All freehold and long leasehold commercial properties were valued by Lisney as external valuers, with the exception of some select properties which were valued internally by the Bank's qualified surveyors. Lisney valuations were made on the basis of observable inputs such as comparable lettings and sales (level 2 inputs). Unobservable inputs such as profile, lot size, layout and presentation of accommodation are also used (level 3 inputs).

31 December 2013	Quoted prices in active market Level 1 €m	Valuation techniques observable inputs Level 2 €m	Valuation techniques unobservable inputs Level 3 €m	Total €m
Financial assets held at fair value
Trading securities	252	—	—	252
Derivative financial instruments	—	3,142	350	3,492
Other financial assets at FVTPL	9,635	654	17	10,306
AFS financial assets	11,615	314	175	12,104
Interest in associates	—	—	41	41
Non-financial assets held at fair value
Investment property	—	—	805	805
Property held at fair value	—	—	132	132

	21,502	4,110	1,520	27,132

Financial liabilities held at fair value
Deposits from banks	—	143	—	143
Customer accounts	—	1,809	23	1,832
Derivative financial instruments	—	3,147	81	3,228
Liabilities to customers under investment contracts	—	5,460	—	5,460
Insurance contract liabilities	—	8,502	—	8,502
Debt securities in issue	—	—	519	519
Subordinated liabilities	—	—	63	63
Other short positions	8	—	—	8

	8	19,061	686	19,755

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    FAIR VALUES OF ASSETS AND LIABILITIES (Continued)

31 December 2013	Quoted prices in active market Level 1 €m	Valuation techniques observable inputs Level 2 €m	Valuation techniques unobservable inputs Level 3 €m	Total €m
Fair value of financial assets held at amortised cost
Cash and balances at central banks	6,385	—	—	6,385
Items in the course of collection from other banks	363	—	—	363
Loans and advances to banks	—	4,759	—	4,759
Loans and advances to customers	—	—	74,548	74,548
NAMA senior bonds	—	3,986	—	3,986
Interests in associates	48	—	—	48
Fair value of financial liabilities held at amortised cost
Deposits from banks	—	12,070	—	12,070
Customer accounts	—	72,168	—	72,168
Items in the course of transmission to other banks	147	—	—	147
Debt securities in issue	9,629	4,917	94	14,640
Subordinated liabilities	—	1,779	—	1,779

31 December 2012	Quoted prices in active market Level 1 €m	Valuation techniques observable inputs Level 2 €m	Valuation techniques unobservable inputs Level 3 €m	Total €m
Financial assets held at fair value
Trading securities	143	—	—	143
Derivative financial instruments	1	5,337	509	5,847
Other financial assets at FVTPL	8,753	691	16	9,460
AFS financial assets	10,430	442	221	11,093
Interest in associates	—	—	39	39

	19,327	6,470	785	26,582

Financial liabilities held at fair value
Deposits from banks	—	216	—	216
Customer accounts	—	1,898	12	1,910
Derivative financial instruments	—	5,227	47	5,274
Liabilities to customers under investment contracts	—	5,256	—	5,256
Insurance contract liabilities	—	7,988	—	7,988
Debt securities in issue	—	—	521	521
Subordinated liabilities	—	—	64	64
Other short positions	76	—	—	76

	76	20,585	644	21,305

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    FAIR VALUES OF ASSETS AND LIABILITIES (Continued)

Movements in level 3 assets

31 December 2013	Other financial assets at FVTPL €m	Derivative financial instruments €m	Available for sale financial assets €m		Interest in associates €m	Investment property €m	Property held at fair value €m	Total €m
Opening Balance	16	509	221		39	848	135	1,768
Exchange Adjustment	—	(8)	—		—	—	(1)	(9)
Reclassifications	—	—	(44	)(1)	—	—	—	(44)
Total gains or losses in:
Profit or loss
—Net trading income/(expense)	—	(65)	—		—	—	—	(65)
—Other income	—	—	—		—	5	—	5
—Interest income	—	—	16		—	—	—	16
—Share of results of associates	—	—	—		(4)	—	—	(4)
—Life assurance investment income and gains	—	—	—		—	(20)	—	(20)
—Other operating income	1	—	—		—	(17)	—	(16)
—Other operating expenses	—	—	—		—	—	(1)	(1)
Other comprehensive income—AFS reserve	—	—	6		—	—	—	6
Additions	—	—	4		7	—	—	11
Disposals	—	—	(1)		(1)	(11)	(1)	(14)
Redemptions	—	(6)	(30)		—	—	—	(36)
Transfers out of level 3
—from level 3 to level 2	—	(110)	—		—	—	—	(110)
Transfers into level 3
—from level 1 to level 3	—	—	3		—	—	—	3
—from level 2 to level 3	—	30	—		—	—	—	30

Closing balance	17	350	175		41	805	132	1,520

Total gains and losses for the year included in profit or loss for assets held in level 3 at the end of the reporting year
—Net trading income/(expense)	—	90	—		—	—	—	90
—Other income	—	—	—		—	5	—	5
—Interest income	—	—	16		—	—	—	16
—Share of results of associates	—	—	—		(4)	—	—	(4)
—Life assurance investment income and gains	—	—	—		—	(20)	—	(20)
—Other operating income	1	—	—		—	(17)	—	(16)
—Other operating expenses	—	—	—		—	—	(1)	(1)

(1)
In accordance with IAS 39, the Group reclassified available for sale financial assets with a carrying amount and fair value of €44 million to loans and advances to customers, with effect from 31 December 2013. At the date of this reclassification, the Group had the intention and ability to hold these assets for the foreseeable future or until maturity.

  At the date of reclassification, the effective interest rate on the reclassified asset was 5.17% with expected recoverable cash flows of €52 million. At 31 December 2013, a fair value loss of €12 million (year ended 31 December 2012: loss of €nil) has been recognised in the available for sale reserve within shareholders' equity in relation to these reclassified assets.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    FAIR VALUES OF ASSETS AND LIABILITIES (Continued)

The transfer from level 3 to level 2 arose as a result of the availability of observable market prices at 31 December 2013 which were unavailable at 31 December 2012 or as a result of unobservable inputs becoming less significant to the fair value measurement of these assets.

The transfer from level 1 to level 3 is as a result of the unavailability of a level 1 pricing source as the balance sheet date for that security.

The transfer from level 2 to level 3 arose as a result of the unobservable inputs becoming significant to the fair value measurement of these assets.

There were no transfers between levels 1 and 2.

Movements in level 3 assets

31 December 2012	Other financial assets at FVTPL €m	Derivative financial instruments €m	Available for sale financial assets €m	Interest in associates €m	Total €m
Opening Balance	17	531	174	31	753
Exchange Adjustment	—	7	—	—	7
Total gains or losses in:
Profit or loss
—Net trading income/(expense)	—	(6)	—	—	(6)
—Other income	—	—	16	—	16
—Impairment charges	(1)	—	—	—	(1)
—Share of results of associates	—	—	—	(2)	(2)
Other comprehensive income—AFS reserve	—	—	(12)	—	(12)
Additions	—	34	49	11	94
Disposals	—	—	(6)	(1)	(7)
Redemptions	—	(37)	—	—	(37)
Transfers out of level 3
—from level 3 to level 2	—	(78)	—	—	(78)
Transfers into level 3
—from level 2 to level 3	—	58	—	—	58

Closing balance	16	509	221	39	785

Total gains for the year included in profit or loss for assets held in level 3 at the end of the reporting year
—Net trading income	—	168	—	—	168

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    FAIR VALUES OF ASSETS AND LIABILITIES (Continued)

There were no transfers between levels 1 and 2.

Movements in level 3 liabilities

31 December 2013	Customer accounts €m	Derivative financial instruments €m	Debt securities in issue €m	Subordinated liabilities €m	Total €m
Opening Balance	12	47	521	64	644
Exchange adjustments	—	1	—	(4)	(3)
Total gains or losses in:
Profit or loss
—Net trading income/(expense)	—	39	40	7	86
—Other income	—	—	—	—	—
—Revaluation	—	—	—	(4)	(4)
Additions	—	—	—	—	—
Disposals	—	—	—	—	—
Redemptions and maturities	(11)	—	(42)	—	(53)
Transfers out of level 3
—from level 3 to level 2	—	(10)	—	—	(10)
Transfers into level 3
—from level 2 to level 3	22	4	—	—	26

Closing balance	23	81	519	63	686

Total gains/(losses) for the year included in profit or loss for liabilities held at the end of the reporting year
—Net trading income/(expense)	(2)	109	54	(4)	157

The transfer from level 3 to level 2 arose as a result of an ability to obtain observable market prices at 31 December 2013 which were unavailable at 31 December 2012.

The transfer from level 2 to level 3 arose as a result of the unobservable inputs becoming significant to their fair value measurement.

There were no transfers between levels 1 and 2.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    FAIR VALUES OF ASSETS AND LIABILITIES (Continued)

Movements in level 3 liabilities

31 December 2012	Customer accounts €m	Derivative financial instruments €m	Debt securities in issue €m	Subordinated liabilities €m	Total €m
Opening Balance	11	50	457	27	545
Exchange adjustments	—	—	—	1	1
Total gains or losses in:
Profit or loss
—Net trading income/(expense)	1	—	90	36	127
Additions	—	7	—	—	7
Redemptions and maturities	—	(12)	(26)	—	(38)
Transfers out of level 3
—from level 3 to level 2	—	(2)	—	—	(2)
Transfers into level 3
—from level 2 to level 3	—	4	—	—	4

Closing balance	12	47	521	64	644

Total gains/(losses) for the year included in profit or loss for liabilities held at the end of the reporting year
—Net trading income/(expense)	(1)	5	(105)	—	(101)

The transfer from level 3 to level 2 arose as a result of an ability to obtain observable market prices at 31 December 2012 which were unavailable at 31 December 2011.

The transfer from level 2 to level 3 arose as a result of the unobservable inputs becoming significant to their fair value measurement.

There were no transfers between levels 1 and 2.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    FAIR VALUES OF ASSETS AND LIABILITIES (Continued)

Quantitative information about fair value measurements using significant unobservable inputs (Level 3)

Level 3 assets	Fair value €m	Valuation technique	Unobservable input	Range %
Derivative financial assets	350	Discounted cash flow	Credit spread(1)	0%–14%
		Option pricing model	Credit spread(1)	0%–14%
Other financial assets at fair value through profit or loss	17	Discounted cash flow	Discount rate(2)	Third party pricing
AFS financial assets	175	Discounted cash flow Vendor valuations	Discount rate(2) EBITDA multiple(3)	10%–13% Third party pricing
			Liquidity factor	Third party pricing
Interest in associates	41	Market comparable	Price of recent investment	Third party pricing
		companies	Earnings multiple(3)	Third party pricing
			Revenue multiple(3)	Third party pricing
Investment property	805	Market comparable	Property valuation assumptions	Third party pricing
		property transactions
Property held at fair value	132	Market comparable	Property valuation assumptions	Third party pricing
		property transactions

Level 3 liabilities	Fair value €m	Valuation technique	Unobservable input	Range %
Customer accounts	23	Discounted cash flow	Credit spread(1)	1%–4%
Derivative financial liabilities	81	Discounted cash flow	Credit spread(1)	1%–4%
		Option pricing model	Credit spread(1)	Third party pricing
Debt securities in issue	519	Discounted cash flow	Credit spread(1)	2%–4%
Subordinated liabilities	63	Market comparable	Credit spread(1)	Third party pricing
		companies

(1)
The Group's credit spread represents the range of credit spreads that market participants would use in valuing these contracts.

(2)
The Group's discount rate represents a range of discount rates that market participants would use in valuing these investments.

(3)
The Group's multiples represents multiples that market participants would use in valuing these investments.

  Note: 100 basis points = 1%

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

52    FAIR VALUES OF ASSETS AND LIABILITIES (Continued)

The carrying amount and the fair value of the Group's assets and liabilities as at 31 December 2013 and 31 December 2012 are set out in the table below.

	31 December 2013		Restated* 31 December 2012
	Carrying amount €m	Fair values €m	Carrying amount €m	Fair values €m
Financial instruments held for trading
Trading securities(1)	252	252	143	143
Derivative financial instruments—trading
Foreign exchange contracts(1)	(8)	(8)	32	32
Interest rate contracts(1)	(205)	(205)	144	144
Equity and commodity contracts(1)	249	249	188	188
Non-trading financial instruments
Assets
Cash and balances at central banks(1)	6,385	6,385	8,472	8,472
Items in course of collection from other banks(1)	363	363	448	448
Loans and advances to banks(1)	4,759	4,759	9,502	9,502
Loans and advances to customers	84,514	74,548	92,621	80,440
Available for sale financial assets(1)	12,104	12,104	11,093	11,093
NAMA senior bonds	3,957	3,986	4,428	4,467
Other financial assets at fair value through profit or loss(1)	10,306	10,306	9,460	9,460
Liabilities
Deposits from banks	12,213	12,213	21,125	21,152
Customer accounts	73,867	74,000	75,170	75,425
Items in the course of transmission to other banks(1)	147	147	268	268
Liabilities to customers under investment contracts(1)	5,460	5,460	5,256	5,256
Insurance contract liabilities(1)	8,502	8,502	7,988	7,988
Debt securities in issue	15,280	15,159	18,073	17,513
Subordinated liabilities	1,675	1,842	1,707	1,677
Derivative financial instruments—hedging
Interest rate contracts and foreign exchange contracts(1)	228	228	207	207

Non-financial assets
Investment property	805	805
Property held at fair value	132	132

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

(1)
The fair value of these financial instruments is equal to the carrying value. These instruments are either carried at market value or have minimal credit losses and are either short term in nature or repriced frequently.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

53    CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances:

	31 December 2013 €m	Restated* 31 December 2012 €m
Cash and balances at central banks	6,385	8,472
Loans and advances to banks (with an original maturity of less than 3 months)	4,369	5,856

Cash and cash equivalents	10,754	14,328

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IFRS 10 Consolidated Financial Statements'. See not 62 for additional information.

Cash and balances at central banks is made up as follows:

Cash and balances at central banks	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
United Kingdom (Bank of England)	4,903	8,002
Republic of Ireland (Central Bank of Ireland)	663	—
United States (Federal Reserve)	484	128
Other (cash holdings)	335	342

Total	6,385	8,472

54    PROFIT OR LOSS OF THE PARENT COMPANY

The parent company of the Group is the Governor and Company of the Bank of Ireland (the Bank). In accordance with Section 148(8) of the Companies Act, 1963 and Section 7(1A) of the Companies (Amendment) Act, 1986, the Bank is availing of the exemption of presenting its individual income statement to the Annual General Court and from filing it with the Registrar of Companies. The Bank's loss after tax for the year ended 31 December 2013 determined in accordance with IFRS is €661 million (31 December 2012: €1,311 million*).

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

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IAS 19 Employee Benefits (Revised 2011) (IAS 19R)'. See note 62 for additional information.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

55    RELATED PARTY TRANSACTIONS

A number of banking transactions are entered into between the Bank and its subsidiaries in the normal course of business. These include loans, deposits and foreign currency transactions. The amounts outstanding at 31 December 2013 are set out in notes 28 and 37.

(a)   Associates, joint ventures and joint operations

The Group provides to and receives from its associates, joint ventures and joint operations certain banking and financial services, which are not material to the Group, on similar terms to third party transactions. These include loans, deposits and foreign currency transactions. The amounts outstanding at the 31 December 2013 are set out in notes 30 and 31.

Where appropriate under tax rules, the Group claims from or surrenders tax losses to its associates and joint ventures. In these cases, payments, equal to the value of the losses claimed or surrendered, are made to or received from the associates or joint ventures concerned.

(b)   Pension funds

The Group provides a range of normal banking and financial services, which are not material to the Group, to various pension funds operated by the Group for the benefit of its employees (principally to the Bank of Ireland Staff Pensions Fund (BSPF)), which are conducted on similar terms to third party transactions. Details on the Group's contributions to the pension funds are set out in note 44.

The Group occupies a number of premises owned by the Group's pension schemes. The total value of these properties at 31 December 2013 is €25 million (31 December 2012: €24 million). The total rental income paid to the Group's pension schemes during the year ended 31 December 2013 was €2.1 million (year ended 31 December 2012: €2.1 million).

As outlined in note 44 a Group pension scheme has a charge over a portfolio of Group assets (a contingent asset) with a value of €375 million at 31 December 2013 (31 December 2012: €250 million) including Group properties with a fair value of €42 million at 31 December 2013 (31 December 2012: €42 million).

The Group's pension schemes assets included Bank of Ireland stock amounting to €7.1 million at 31 December 2013 (31 December 2012: €3.2 million).

During the year ended December 2013, no fees were paid to the Group by the BSPF for services carried out by the Group relating to the administration of the pension schemes (year ended 31 December 2012: €nil).

(c)   Transactions with the State

The State, through both the Group's participation in the ELG scheme(1) and the investment by the NPRFC in the 2009 Preference Stock of the Bank up to 11 December 2013, is a related party of the Group.

Details of individually or collectively significant transactions with the State and entities under its control or joint control are set out in note 56.

(1)
This includes all existing term deposits and eligible liabilities up to the date of withdrawal of the scheme for new liabilities from midnight 28 March 2013.

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

Directors' emoluments are set out in the Remuneration Report on pages 202 to 205.

Where no amount is shown in the tables below, this indicates either a credit balance, a balance of nil, or a balance of less than €500.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

55    RELATED PARTY TRANSACTIONS (Continued)

Companies Acts disclosure

Loans	Balance as at 1 January 2013(1) €'000	Balance as at 31 December 2013(1) €'000	Aggregate maximum amount outstanding during the year ended 31 December 2013(2) €'000
Directors at 31 December 2013
R Boucher
Mortgage total	145	113	145
Other loans total(3)	609	276	609
Credit card total	4	—	4

Total	758	389	758

T Considine
Credit card total	1	2	2

Total	1	2	2

A Keating
Credit card total(4)	1	3	4

Total	1	3	4

P Kennedy
Mortgages total	4,761	3,023	4,761
Credit card total	8	—	9
Current account total	—	—	274

Total	4,769	3,023	5,044

P Mulvihill
Credit card total(3)	—	—	—

Total	—	—	—

J Walsh
Credit card total	1	—	2

Total	1	—	2

(1)
Balance includes principal and interest.

(2)
These figures include credit card exposures at the maximum statement balance. While the closing balance includes interest accrued and interest paid, the maximum balance includes interest paid.

(3)
Foreign currency amounts are converted into euro using exchange rates at 31 December 2013, 31 December 2012 and the average exchange rate for the year as appropriate.

(4)
On terms similar to those available to staff generally.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

55    RELATED PARTY TRANSACTIONS (Continued)

P Watsa (retired 23 July 2013), K Atkinson, P Butler, P Haren, A Kane, D Marston, B Martin, P O'Sullivan and W L Ross Jr had no loans from the Group during the year ended 31 December 2013.

All Directors except T Considine have other transactions with the Bank. The nature of these transactions includes investments, pension funds, deposits, general insurance, life assurance and current accounts with credit balances. The relevant balances on these accounts are included in the aggregate figure for deposits on page 365.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

55    RELATED PARTY TRANSACTIONS (Continued)

Companies Acts disclosure

Loans	Balance as at 1 January 2012(1) €'000	Balance as at 31 December 2012(1) €'000	Aggregate maximum amount outstanding during the year ended 31 December 2012(2) €'000
Directors at 31 December 2012
R Boucher
Mortgage total	176	145	176
Other loans total(3)	660	609	660
Credit card total	2	4	12

Total	838	758	848

T Considine
Credit card total	3	1	4

Total	3	1	4

A Keating
Credit card total(4)	1	1	7

Total	1	1	7

P Kennedy
Mortgages total	5,046	4,761	5,046
Credit card total	16	8	20
Current account total	—	—	—

Total	5,062	4,769	5,066

P Mulvihill
Credit card total(3)	—	—	—

Total	—	—	—

J Walsh
Credit card total	2	1	3
Current account total	8	—	8

Total	10	1	11

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

K Atkinson, P Butler, P Haren, A Kane, P O'Sullivan, W L Ross Jr and P Watsa had no loans from the Group during the year ended 31 December 2012.

All Directors except T Considine and W L Ross Jr had other transactions with the Bank. The nature of these transactions included investments, pension funds, deposits, general insurance, life assurance and current accounts with credit balances. The relevant balances on these accounts are included in the aggregate figure for deposits on page 365.

Other than as indicated, all loans to Directors were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for similar transactions with other persons unconnected with the Bank and of similar financial standing and did not involve more than the normal risk of collectability.

There were no provisions or expenses in respect of any failure or anticipated failure to repay any of the above loans or interest thereon. There was no interest which having fallen due on the above loans had not been paid.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

55    RELATED PARTY TRANSACTIONS (Continued)

(ii)   Loans to connected persons on favourable terms

2013	Balance as at 31 December 2013(1) €'000	Maximum amounts outstanding during the year ended 31 December 2013(2) €'000	Number of persons as at 31 December 2013	Maximum number of persons during the year ended 31 December 2013
Connected Persons(3) of the following Directors:
J Walsh	1	1	1	1

2012	Balance as at 31 December 2012(1) €'000	Maximum amounts outstanding during the year ended 31 December 2012(2) €'000	Number of persons as at 31 December 2012	Maximum number of persons during the year ended 31 December 2012
Connected Persons(3) of the following Directors:
P Molloy	2	7	1	2

(1)
Balance includes principal and interest.

(2)
These figures include credit card exposures at the maximum statement balance. While the closing balance includes interest accrued and interest paid, the maximum balance includes interest paid.

(3)
Connected persons of Directors are defined by Section 26 of the Companies Act 1990 as the Director's spouse, civil partner, parent, brother, sister, child, a trustee where the beneficiaries of the trust are the Director, his spouse, children or a company which the Director controls, or a company controlled by the Director or a person in partnership within the meaning of the Partnership Act 1890.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

55    RELATED PARTY TRANSACTIONS (Continued)

The following information is presented in accordance with this licence condition.

2013	Balance as at 31 December 2013(1) €'000	Maximum amounts outstanding during the year ended 31 December 2013(2) €'000	Number of persons as at 31 December 2013	Maximum number of persons during the year ended 31 December 2013
Connected persons(3) of the following Directors
Persons connected to P Butler	493	521	1	1
Persons connected to P Kennedy	1,937	2,017	1	1
Persons connected to J Walsh	216	227	1	1

2012	Balance as at 31 December 2012(1) €'000	Maximum amounts outstanding during the year ended 31 December 2012(2) €'000	Number of persons as at 31 December 2012	Maximum number of persons during the year ended 31 December 2012
Connected persons(3) of the following Directors
Persons connected to P Butler	521	547	1	1
Persons connected to P Kennedy	2,001	2,064	1	1
Persons connected to P Molloy	606	624	1	1

(1)
Balance includes principal and interest.

(2)
These figures include credit card exposures at the maximum statement balance. While the closing balance includes interest accrued and interest paid, the maximum balance includes interest paid.

(3)
Connected persons of Directors are defined by Section 26 of the Companies Act 1990 as the Director's spouse, civil partner, parent, brother, sister, child, a trustee where the beneficiaries of the trust are the Director, his spouse, children or a company which the Director controls, or a company controlled by the Director or a person in partnership within the meaning of the Partnership Act 1890.

(iv)  Key management personnel (KMP)—loans and deposits (IAS 24)

For the purposes of IAS 24: Related Party Disclosures, KMP of 24 (31 December 2012: 24) comprise the Directors of the Court, the members of the Group Executive Committee (GEC), the Group Secretary and any past KMP who was a KMP during the relevant period. In addition to executive Directors, the GEC comprises the Chief Executive, Retail UK, the Chief Executive, Corporate and Treasury, the Head of Non-Core, the Chief Executive, Retail Ireland, the Chief Credit and Market Risk Officer, the Head of Group Manufacturing, the Group Chief Governance Risk Officer and the Head of Group HR. Key management personnel, including Directors, hold products with Group companies in the ordinary course of business.

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

55    RELATED PARTY TRANSACTIONS (Continued)

The aggregate amounts outstanding, in respect of all loans, quasi-loans and credit transactions between the Bank and its KMP, as defined above, together with members of their close families and entities influenced by them are shown in the table below:

IAS 24 Disclosures

Key management personnel 2013	Balance as at 1 January 2013(1) €'000	Balance as at 31 December 2013(1) €'000	Maximum amounts outstanding during the year ended 31 December 2013(2) €'000	Total number of relevant KMP as at 1 January 2013	Total number of relevant KMP as at 31 December 2013
Loans(3)	30,625	27,009	30,312	17	15
Deposits	9,814	9,700	17,753	21	21

Key management personnel 2012	Balance as at 1 January 2012(1) €'000	Balance as at 31 December 2012(1) €'000	Maximum amounts outstanding during the year ended 31 December 2012(2) €'000	Total number of relevant KMP as at 1 January 2012	Total number of relevant KMP as at 31 December 2012
Loans	8,159	30,625	32,141	17	17
Deposits	11,015	9,814	43,180	19	21

(1)
Balance includes principal and interest.

(2)
These figures include credit card exposures at the maximum statement balance. In all cases key management personnel have not exceeded their approved limits. The maximum approved credit limit on any credit card held by key management personnel is €25,400. The maximum amount outstanding was calculated using the maximum balance on each account. The highest maximum outstanding liability for any member of key management personnel, close family and entities influenced by them did not exceed €23 million during the year ended 31 December 2013 (year ended 31 December 2012: €23 million). In some cases with investment type products (i.e. funds based products, life assurance and other policies) the maximum balance amounts were not available, in which case the greater of the balance at the start of the year and the balance at the end of the year has been included as the maximum balance amount. While the closing balance includes interest accrued and interest paid, the maximum balance includes interest paid.

(3)
The opening balance includes balances and transactions with KMP who have retired during 2012 and are not related parties during the current year. Therefore, these KMP's are not included in the maximum amounts outstanding.

KMP have other protection products with the Bank. The nature of these products includes mortgage protection, life assurance and critical illness cover. It also includes general insurance products which are underwritten by a number of external insurance companies and for which the Bank acts as an intermediary only. None of these products has any encashment value at 31 December 2013 or 31 December 2012.

Included in the above figures are loans to key management personnel (other than non-executive Directors) and close family members of KMP on terms similar to those available to staff generally, amounting to €589,930 (31 December 2012: €649,113).

There are no provisions or expenses in respect of any failure or anticipated failure to repay any of the above loans or interest thereon.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

55    RELATED PARTY TRANSACTIONS (Continued)

A lien amounting to €3,153 over the deposit account of one Director in respect of an overdraft facility provided on a current account was released during the year.

Connected persons of three Directors have entered into guarantees in favour of the Group amounting to €418,000. There was a call on one of these guarantees during the year ended 31 December 2013. There were no calls on these guarantees during the year ended 31 December 2012.

(v)   Compensation of KMP

Details of compensation paid to KMP are provided below:

Remuneration	Year ended 31 December 2013 €'000	Year ended 31 December 2012 €'000
Salaries and other short term benefits(1)	7,320	6,879
Post employment benefits(2)	483	507

Total remuneration before amounts waived	7,803	7,386
Amounts waived(3)	(205)	(219)

	7,598	7,167

(1)
Comprises gross salary, Employer Pay Related Social Insurance contributions, fees, cash in lieu of pension, car allowance and other short term benefits paid in the year.

(2)
This comprises Employer contributions paid to pension funds.

(3)
The executive Directors and members of the GEC who were in office on 1 May 2009 agreed to waive an amount equal to at least 10% of their salary until 31 December 2013. The voluntary waiver has been extended until 31 December 2014 for R Boucher.

There were no increases in 2013 in total remuneration before amounts waived for any executive KMP's or fee rates for non-executive KMP's. The increase in the salaries and other short term benefits to €7.3 million for the year ended 31 December 2013 (31 December 2012: €6.9 million) reflects the increase in the average number of KMP's in the year.

56    SUMMARY OF RELATIONS WITH THE STATE

The State, through both the Group's participation in the ELG scheme(1) and the investment by the National Pensions Reserve Fund Commission (NPRFC) in the 2009 Preference Stock of the Bank during the year, is a related party of the Group.

A relationship framework between the Minister for Finance and the Bank has been in place since 30 March 2012. The purpose of this framework is to provide the basis on which the relationship shall be governed. This framework is available on the Department of Finance website.

(1)
This includes all existing term deposits and eligible liabilities up to the date of withdrawal of the scheme for new liabilities from midnight 28 March 2013.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

56    SUMMARY OF RELATIONS WITH THE STATE (Continued)

(a)   Ordinary stock

At 31 December 2013, the State through the NPRFC held 14.08% (31 December 2012: 15.13%) of the ordinary stock of the Bank.

(b)   2009 Preference Stock

At 31 December 2012, NPRFC held 1,837,041,304 units of the 2009 Preference Stock, which could be repurchased at the option of the Bank, in whole or in part, at a price per unit equal to the issue price of €1.00 per unit before 31 March 2014 and thereafter at a price per unit of €1.25 (a 'step-up' of 25% of par value), subject in either case to the consent of the Central Bank of Ireland (CBI) being obtained.

Having considered its options, the Bank agreed a Capital Package with the NPRFC and the Central Bank of Ireland which it implemented in December 2013 which included the following:

(i)
the placing of new units of ordinary stock (the Placing Stock) to generate proceeds of c.€537 million (net of expenses), to redeem c.€537 million of the 2009 Preference Stock;

(ii)
the sale by the NPRFC of €1.3 billion 2009 Preference Stock to Baggot Securities Limited (Baggot), a special purpose company, which funded the purchase using the proceeds of the issuance of €1.3 billion 10.24% perpetual non-cumulative notes (the Notes) to private investors. Baggot irrevocably waived its rights to the step-up by Waiver Deed (the Waiver Deed) in favour of the Bank;

(iii)
the Bank advised CBI that it is not the Bank's intention to recognise 2009 Preference Stock as regulatory Common equity tier 1 (CET1) capital after July 2016, unless derecognition would mean that an adequate capital buffer cannot be maintained above applicable regulatory requirements; and

(iv)
the Bank announced that it does not expect to redeem the €1.3 billion of the 2009 Preference Stock sold to Baggot prior to 1 January 2016, save in certain limited circumstances(2).

On 11 December 2013, the balance of 1,300,000,000 units of the 2009 Preference Stock was sold by the NPRFC to Baggot Securities Limited (Baggot) a special purpose company, which funded the purchase using the proceeds of the issuance of €1,300,000,000 of 10.24% perpetual non-cumulative notes to private investors.

On 9 December 2013, the Group paid a cash dividend to the NPRFC of €44 million in relation to €537 million of the 2009 Preference Stock that was redeemed. The State generated a gain of €62 million on the sale.

On 20 February 2013, the Group paid a cash dividend of €188.3 million (20 February 2012: €188.3 million) on the 2009 Preference Stock to the NPRFC.

The terms and conditions attaching to the 2009 Preference Stock are outlined in note 47.

(2)
These circumstances would include changes in regulatory capital treatment, breach of the Waiver Deed and taxation.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

56    SUMMARY OF RELATIONS WITH THE STATE (Continued)

(c)   Contingent Capital Note

In July 2011, the Group issued a Contingent Capital Note (CCN) to the State, satisfying the requirement under the 2011 PCAR to issue €1 billion of contingent capital. The nominal value of this note is €1 billion and cash proceeds of €985 million were received (net of a fee paid to the State of €15 million). The note has a term of five years and a coupon of 10%. On 9 January 2013, the State sold its entire holding in the Convertible CCN 2016 at a small premium to a diverse group of international institutional investors.

(d)   Guarantee schemes

Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 (ELG scheme)

The ELG scheme ended for all new liabilities on 28 March 2013. After this date no new liabilities were guaranteed under the scheme. All qualifying deposits made up to the date of expiry from the ELG scheme continued to be covered until the date of maturity of the deposit.

After the date of expiry, eligible liabilities will continue to include the following until date of maturity:

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

A fee is payable in respect of each liability guaranteed under the ELG scheme. The following table summarises the fees paid under the ELG scheme during the years ended 31 December 2013 and 2012 and the liabilities covered at each balance sheet date.

Liabilities covered at year end	Year ended 31 December 2013 €bn	Year ended 31 December 2012 €bn
ELG
—Customer deposits	2	21
—Debt securities in issue	3	5

Total	5	26

Fees for the year	€m	€m
ELG	129	388

Total	129	388

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

56    SUMMARY OF RELATIONS WITH THE STATE (Continued)

European Communities (Deposit Guarantee Schemes) Regulations, 1995

Under the European Communities (Deposit Guarantee Schemes) Regulations, 1995 as amended by the State on 20 September 2008, deposits of up to €100,000 per depositor per licensed financial institution regulated by the CBI are guaranteed by the State. This Scheme covers current accounts, demand deposit accounts and term deposit accounts. The Scheme is funded by credit institutions lodging funds in a deposit protection account maintained at the CBI.

In addition to the deposits covered by these Regulations and by the ELG scheme as set out above, certain other Group deposits are covered by the deposit protection schemes in other jurisdictions, chiefly the UK Financial Services Compensation Scheme (in respect of deposits issued by Bank of Ireland (UK) plc) and the Isle of Man Depositors Compensation Scheme (in respect of deposits issued by Bank of Ireland (I.O.M.) Limited). At 31 December 2013, €20.4 billion (31 December 2012: €24.2 billion) of Bank of Ireland (UK) plc deposits and €28 million (31 December 2012: €156 million) of Bank of Ireland (I.O.M.) Limited deposits were covered under these schemes.

(e)   Bonds issued by the State

At 31 December 2013, the Group held sovereign bonds issued by the State with a carrying value of €6,846 million (31 December 2012: €5,751 million) of which €6,403 million (31 December 2012: €5,420 million) are classified as available for sale financial assets and €443 million (31 December 2012: €331 million) are classified as other financial assets at fair value through profit or loss.

(f)    National Asset Management Agency (NAMA)

At 31 December 2013, the Group held bonds issued by NAMA with a carrying value of €4,089 million (31 December 2012: €4,545 million)

	31 December 2013 €m	31 December 2012 €m
NAMA senior bonds (guaranteed by the State) (note 27)	3,957	4,428
NAMA subordinated bonds	132	117

Total	4,089	4,545

(g)   National Asset Management Agency Investment Limited (NAMAIL)

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

A discretionary non-cumulative dividend on the capital invested may be paid on an annual basis and this is limited to the yield on ten year State bonds. A dividend of €0.7 million was received by the Group on 2 April 2013 (2 April 2012: €1.15 million).

(h)   Securities repurchase transaction with Irish Bank Resolution Corporation (IBRC)

On 29 March 2012, the Bank, the State and IBRC, reached a conditional agreement to enter into a securities repurchase transaction (repo) whereby the Group would purchase long term Irish Government Bonds from IBRC for a purchase price of €3.1 billion, less any cash margin payable by IBRC to the Bank on the purchase date. IBRC had an obligation to repurchase the bonds for €3.1 billion in cash, less any cash margin held by the Bank on the repurchase date, not later than 364 days after the effective date of the transaction. The transaction was considered to be a related party transaction under the Listing Rules and consequently required independent stockholder approval which involved the publication of a stockholder circular and an Extraordinary General Court (EGC) which approved the transaction on 18 June 2012. The transaction was financed by the Group by using the bonds, which are eurosystem eligible, to access standard ECB open market operations. The margin for the Group over ECB funding which applies to this transaction was 135 basis points. The transaction was governed by a Global Master Repurchase Agreement which incorporates standard market terms including daily margining provisions with respect to changes in the value of the bonds. All IBRC's payment obligations to the Group under the terms of the transaction were guaranteed by the Minister for Finance. The impact of this transaction on the financial statements at 31 December 2012 was an increase in Loans and advances to banks of €3.1 billion, an increase in Deposits from banks of €3.1 billion and net interest income of €22 million. Transaction costs of €6 million were incurred and, under the terms of the transaction agreement, were reimbursed by IBRC.

Following the announcement by the Irish Government in early February 2013 that it would liquidate the Irish Bank Resolution Corporation (IBRC), the Group's IBRC repo transaction was terminated by the Group on a no gain / no loss basis effective on 13 February 2013.

(i)    Other transactions with the State and entities under its control or joint control

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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

56    SUMMARY OF RELATIONS WITH THE STATE (Continued)

At 31 December 2013, the Group held senior bonds with a carrying value of €822 million issued by the following entities which are related parties of the Group, as follows:

	31 December 2013 €m	31 December 2012 €m
Allied Irish Banks plc (AIB)	618	602
Permanent TSB Group Holdings plc	204	204

Total	822	806

At 31 December 2013, €566 million (31 December 2012: €551 million) of the AIB senior bonds and €204 million (31 December 2012: €204 million) of the Permanent TSB Group Holdings plc senior bonds were guaranteed under the ELG scheme.

At 31 December 2013, the Group also had loans of €59 million to AIB (31 December 2012: €46 million) and €6 million to Permanent TSB Group Holdings plc (31 December 2012: €6 million) which were included within loans and advances to banks.

At 31 December 2013, the Group held deposits from the National Treasury Management Agency (NTMA) of €1.7 billion (31 December 2012: €1.3 billion). The maximum amount of these deposits during the period was €2.1 billion (31 December 2012: €1.3 billion).

The Group also held a number of deposits from the State, its agencies and entities under its control or joint control, which are considered to be collectively significant, totalling c.€0.8 billion (31 December 2012: c.€0.9 billion).

In addition, at 31 December 2013, the Group held accounts from IBRC (in Special Liquidation) and its associates of €668 million (31 December 2012: €13 million) which were included in the Customer accounts at 31 December 2013.

(j)    Irish bank levy

The Finance Bill (No. 2) 2013 which was enacted on 18 December 2013, introduced a bank levy on certain financial institutions, including the Group. The levy will equal 35% of each financial institution's Deposit Interest Retention Tax (DIRT) payment for 2011 and will be charged for three-years, from 2014 to 2016 inclusive. The annual levy payable by the Group will be c.€41 million.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

57    PRINCIPAL UNDERTAKINGS

The principal Group undertakings at 31 December 2013 were:

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

Bank of Ireland Mortgage Bank (BoIMB)

BoIMB's principal activities are the issuance of Irish Residential mortgages and mortgage covered securities in accordance with the Asset Covered Securities Act 2001 and the Asset Covered Securities (Amendment) Act 2007. BoIMB asset covered securities may be purchased from Bank of Ireland and other members of the Group or third parties.

At 31 December 2013, the total amount outstanding in respect of mortgage covered securities issued was €10 billion (31 December 2012: €11.7 billion). At 31 December 2013, the total amount of principal outstanding in the mortgage covered pool including mortgage assets and cash was €14.9 billion (31 December 2012: €16 billion).

BoIMB issues other debt securities under BoIMB's obligation to the Central Bank of Ireland within the terms of the Special Mortgage Backed Promissory Note (SMBPN) programme. At 31 December 2013, BoIMB had debt securities in issue to the value of €0.6 billion (31 December 2012: €0.6 billion).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

58    INTERESTS IN OTHER ENTITIES

The Group holds ordinary shares and voting rights in a significant number of entities. In addition, the Group has been involved in setting up separate legal entities. While the Group still has involvement in some of these entities, in other instances, this is no longer the case. Management has assessed its involvement in all such entities in accordance with the definitions and guidance in:

•
IFRS 10: Consolidated Financial Statements;

•
IFRS 11: Joint Arrangements;

•
IAS 28: Investments in Associates and Joint Ventures; and

•
IFRS 12: Disclosure of interests in other entities.

The Group controls an entity when it has power over the entity, is exposed or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Generally, control or significant influence is identified by the level of ownership of ordinary shares and the level of management involvement in the relevant activities of the entity. However, in the case of 'structured entities', management's judgement is required in determining how the investee should be accounted for.

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. The Group assesses whether it has power over the relevant activities in assessing control over such an entity by considering factors such as who manages the assets of these entities, if the Group has lending to them or has a residual interest in them.

In the case of structured entities, the Group considers it has control over the investee in the following situations:

•
securitisation vehicles whose purpose is to finance specific loans and advances to customers; or

•
defeasance companies set up to facilitate big-ticket leasing transactions.

In each case the Group considers that it has power over the entity, is exposed or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The Group does not consider it controls an investee when:

•
the Group's only involvement in the arrangement is to administer transactions, for which the Group receives a fixed fee, on the basis that the Group is acting as an agent for the investors; or

•
an entity is in the process of being liquidated, on the basis that the entity is controlled by the liquidator.

In the case of some venture capital investments, the Group may hold 50% or more of the voting power of an entity, but has been considered to have significant influence, rather than control of the entity because the Group is not involved in directing the relevant activities of the entity and does not have the right to remove the manager of the entity.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

58    INTERESTS IN OTHER ENTITIES (Continued)

An associated undertaking is an entity over which the Group has significant influence, but not control, over the entity's operating and financial policy decisions. If the Group holds 20% or more of the voting power of an entity, it has presumed that the Group has significant influence, unless it could be clearly demonstrated that this was not the case. There are no such cases where the Group holds 20% or more of the voting power of an entity, and is not considered to have significant influence over that entity.

A joint arrangement is an arrangement of which two or more parties have joint control i.e. contractually agreed sharing of control of an arrangement where decisions about the relevant activities require the unanimous consent of the parties sharing control. These arrangements are identified by reference to the power sharing agreements, ensuring that unanimous consent of all parties is a requirement. Where the arrangement has been structured through a separate vehicle, the Group has accounted for it as a joint venture.

On the basis that the Group's relationship with the UK Post Office is a joint arrangement, but is not a separate legal entity, it is accounted for as a jointly controlled operation.

Significant restrictions on the Group's ability to access or use the assets and settle the liabilities of the Group

Regulated banking and insurance subsidiaries are required to maintain minimum regulatory liquidity and solvency ratios and are subject to other regulatory restrictions that may impact on transactions between these subsidiaries and the Bank, including on the subsidiaries ability to make distributions. In addition certain transactions between Bank of Ireland (UK) plc and the Bank are subject to regulatory limits and approvals agreed with the Prudential Regulatory Authority. Total assets of Bank of Ireland (UK) plc amounted to €43.1 billion (31 December 2012: €64.1 billion) and liabilities amounted to €41.2 billion (31 December 2012: €62.5 billion). The activities of Bank of Ireland Mortgage Bank (BoIMB) are subject to the Asset Covered Securities Act 2001 to 2007 which imposes certain restrictions over the assets of BoIMB. Total assets of BoIMB amounted to €19.3 billion (31 December 2012: €20.1 billion) and liabilities amounted to €7.4 billion (31 December 2012: €7.9 billion).

The Group's Life Assurance Business is required to hold shareholder equity that exceeds a certain margin, see note 39 for details. In addition, the Isle of Man Insurance and Pension authority requires the Group's IOM insurance business to hold shareholder equity that exceeds a statutory margin.

Under section 17(1)(b) of the Companies (Amendment) Act 1986, the Bank has given an irrevocable guarantee to meet the liabilities of certain Group undertakings. For further details on the Group's undertakings please see note 57. The liabilities of these undertakings amounted to €358 million as at 31 December 2013 (31 December 2012: €369 million).

Structured entities

The Group holds a number of structured entities (Brunel, Bowbells plc, Colston No 1, Kildare and Partholon), whose purpose is to acquire mortgage loans and other financial assets and issue mortgage backed securities. All of the assets and liabilities are restricted. Total assets amounted to €14.1 billion (31 December 2012: €15.9 billion) and liabilities amounted to €10.6 billion (31 December 2012: €12.5 billion). The Group also holds a structured entity (Avondale Securities S.A.) whose purpose is to acquire other financial assets and issue debt securities. All of the assets and liabilities of this entity are restricted. Total assets amounted to €511 million (31 December 2012: €541 million) and liabilities amounted to €178 million (31 December 2012: €250 million).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

58    INTERESTS IN OTHER ENTITIES (Continued)

In relation to these entities, there are no contractual arrangements that require the Group to provide financial support. In the years ended 31 December 2013 or 31 December 2012 the Group did not provide financial or other support, nor does it expect or intend to do so. All of these entities were consolidated in the Group's financial statements for the years ended 31 December 2013 or 31 December 2012.

Purchase of non-controlling interest

During 2012, the Group signed an agreement to enhance its strategic partnership with the UK Post Office. Prior to this transaction, the Group held 50.01% of the equity of Midasgrange Limited with the remaining 49.99% held by the UK Post Office. As a consequence of this agreement, the Group purchased this non-controlling interest for consideration of £6 million, of which £3 million was cash, recognising an increase of €39 million in retained earnings.

Consequences of losing control of a subsidiary during the reporting period

As part of the Group's focus on simplifying its corporate structure, the Group has an ongoing programme of winding up a number of wholly owned, dormant and non-trading companies, a number of which are foreign operations.

During this process, the Group voluntarily appointed a liquidator to manage the winding up. Upon appointment of the liquidator, the Group is considered to have lost control of the companies and has accounted for this loss of control as a disposal. In accordance with IAS 21, the Group must reclassify net cumulative foreign exchange losses of €12 million relating to these companies from the foreign exchange reserve to the income statement during the year ended 31 December 2013 (year ended 31 December 2012: €56 million); year ended 31 December 2011: €nil) (page 217).

Joint arrangement	Holding	Classification	Country of operation	Nature of activities
First Rate Exchange Services Holdings Limited	50%	Joint venture	UK	Sale of foreign exchange products through the UK Post Office network
Enterprise 2000 Fund	50%	Joint venture	Ireland	Investment in venture capital companies
Property unit trust	37.5%	Joint venture	UK	Investment in property unit trust
UK Post Office	—	Joint operation	UK	Sale of financial products through the UK Post Office relationship

All joint ventures investments are unquoted and are measured using the equity method of accounting. All income from these investments has been included in profit or loss from continuing operations. There are no significant restrictions on the ability of these entities to transfer funds to the Group in the form of cash dividends, or to repay loans or advances made by the Group. Nor is there any unrecognised share of losses either for the year ended 31 December 2013 or cumulatively in respect of these entities. The Group does not have any further commitments or contingent liabilities in respect of these entities other than its investment to date.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

58    INTERESTS IN OTHER ENTITIES (Continued)

Associates

The Group holds a number of investments in associates, none of which is individually material. All income from these investments has been included in profit or loss from continuing operations. There are no significant restrictions on the ability of these entities to transfer funds to the Group in the form of cash dividends, or to repay loans or advances made by the Group. Nor is there any unrecognised share of losses either for the year ended 31 December 2013 or cumulatively in respect of these entities. The Group does not have any contingent liabilities in respect of these entities other than its investment to date.

Unconsolidated structured entities

The Group has incorporated certain entities to provide investment opportunities to clients in international commercial properties. The Group considers that it sponsors these entities where it continues to be involved in the entity or if it is in receipt of income from the entity during the year. At 31 December 2013, there were 9 of these entities (31 December 2012: 14).

At 31 December 2013, the Group considered that it had significant influence over one of these companies and has accounted for this holding as an investment in associate. During the year ended 31 December 2013, the Group lent €9 million to the associate to enhance an investment property (31 December 2012: €2 million) on an arm's length basis. The Group was not contractually obliged to extend this loan.

At 31 December 2013, the fair value of the underlying property was €211 million with liabilities of €148 million.

With regard to the remaining unconsolidated structured entities, they are all property holding companies whose principal activity is managing property investments. In the year ended 31 December 2013, the Group earned asset management fees from these entities. The total gross asset value of these entities at 31 December 2013 was €800 million (31 December 2012: €1,184 million).

These structured entities are not consolidated, but the associated income and the carrying amounts of assets and liabilities in relation to these entities, are included in the Group's financial statements as follows:

	31 December 2013 €m	31 December 2012 €m
Income
Share of results of associates and joint ventures (after tax)	(1)	5
Fee and commission income	1	2
Interest income	1	—

Total income	1	7

Carrying amounts of assets and liabilities
Interest in associates	49	52
Loans and advances to customers	11	2

Maximum exposure to loss	60	54

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

58    INTERESTS IN OTHER ENTITIES (Continued)

In relation to these entities, there are no contractual arrangements that require the Group to provide financial support. However, in the year ended 31 December 2013, the Group lent funds to one of these entities as outlined above. At 31 December 2013, the Group does not expect to increase this loan or provide any other support.

As outlined in note 46, Baggot Securities Limited (Baggot) is a structured entity set up by the Group to fund the purchase of 1,300,000,000 units of the 2009 Preference Stock using the proceeds of the issuance of €1,300,000,000 of 10.24% perpetual non-cumulative notes to private investors. Baggot has irrevocably waived its right to receive any redemption monies in respect of the 2009 Preference Stock in excess of €1.00 per unit. On the basis that the Group does not absorb any risks of Baggot and has no exposure or rights to the variable returns of Baggot, the Group considers it does not control Baggot. Therefore, Baggot is not consolidated.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

59    TRANSFERRED FINANCIAL ASSETS

The Group has transferred certain financial assets that are not derecognised from the Group's balance sheet. Such arrangements are securitisations and sale or repurchase agreements. The Group is exposed to substantially all risks and rewards including credit and market risk associated with the transferred assets.

31 December 2013 Categories	Carrying amount of transferred assets €m	Carrying amount of associated liabilities €m		Fair value of transferred assets €m	Fair value of associated liabilities €m		Net fair value position €m
Securitisation
Loans and receivables
Residential mortgages book (Brunel SPE) —Including buybacks(1)	1,362	1,659	(3)	1,194	1,560	(3)	(366)
Irish Residential mortgages (Kildare SPE) ICS Group(1)	1,453	1,452		1,079	1,125		(46)
Partholon CDO plc (corporate loans)(1)	107	107		92	92		—
Sale and repurchase
Available for sale financial assets(2)	3,854	3,691		N/a	N/a		N/a
NAMA senior bonds	2,730	2,702		N/a	N/a		N/a
Trading securities	7	7		N/a	N/a		N/a

31 December 2012 Categories	Carrying amount of transferred assets €m	Carrying amount of associated liabilities €m		Fair value of transferred assets €m	Fair value of associated liabilities €m		Net fair value position €m
Securitisation
Loans and receivables
Residential mortgages book (Brunel SPE) —Including buybacks(1)	1,602	1,945	(3)	1,424	1,744	(3)	(320)
Irish Residential mortgages (Kildare SPE) ICS Group(1)	1,543	1,547		1,204	1,077		127
Partholon CDO plc (corporate loans)(1)	164	164		135	135		—
Sale and repurchase
Available for sale financial assets(2)	6,296	5,887		N/a	N/a		N/a
NAMA senior bonds	4,428	4,452		N/a	N/a		N/a

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

N/a:
Not applicable as arrangement has recourse to assets other than the transferred assets.

The Group has not entered into any agreements on the sale of assets that entail the Group's continuing involvement in derecognised financial assets.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    OFFSETTING FINANCIAL ASSETS AND LIABILITIES

The following tables sets out the effect or potential effect of netting arrangements on the Group's financial position. This includes the effect or potential effect of rights of set-off associated with the Group's recognised financial assets and recognised financial liabilities that are subject to an enforceable master netting arrangement, irrespective of whether they are set off in accordance with paragraph 42 of IAS 32.

		Gross amounts of recognised financial liabilities set off in the balance sheet €m		Related amounts not set off in the balance sheet
			Net amounts of financial assets presented in the balance sheet €m
	Gross amounts of recognised financial assets €m
31 December 2013 Assets				Financial(1) instruments €m	Cash(2) collateral received €m	Net amount €m
Derivative financial assets	3,044	—	3,044	(1,994)	(862)	188
Loans and advances to customers	2,082	(2,082)	—	—	—	—

Total	5,126	(2,082)	3,044	(1,994)	(862)	188

(1)
Amounts of €1,994 million represent recognised derivatives liabilities at fair value that do not meet the offsetting criteria.

(2)
Cash collateral amounts disclosed reflect the actual collateral received, at amortised cost. Cash collateral received is reported within deposits from banks (see note 36).

The following financial liabilities are subject to offsetting, enforceable master netting arrangements.

		Gross amounts of recognised financial assets set off in the balance sheet €m		Related amounts not set off in the balance sheet
			Net amounts of financial liabilities presented in the balance sheet €m
	Gross amounts of recognised financial liabilities €m
31 December 2013 Liabilities				Financial(1) instruments €m	Cash(2) collateral received €m	Net amount €m
Derivative financial liabilities	3,115	—	3,115	(1,931)	(1,062)	122
Customer deposits	2,081	(2,081)	—	—	—	—
Deposits by banks	143	—	143	(63)	(80)	—

Total	5,339	(2,081)	3,258	(1,994)	(1,142)	122

(1)
Amounts of €1,994 million represent recognised derivatives assets at fair value that do not meet the offsetting criteria.

(2)
Cash collateral amounts disclosed reflect the actual collateral pledged, at amortised cost.

		Gross amounts of recognised financial liabilities set off in the balance sheet €m		Related amounts not set off in the balance sheet
			Net amounts of financial assets presented in the balance sheet €m
	Gross amounts of recognised financial assets €m
31 December 2012 Assets				Financial(1) instruments €m	Cash(2) collateral received €m	Net amount €m
Derivative financial assets	4,972	—	4,972	(3,761)	(1,002)	209
Loans and advances to customers	2,230	(2,230)	—	—	—	—

Total	7,202	(2,230)	4,972	(3,761)	(1,002)	209

(1)
Amounts of €3,761 million represent recognised derivatives liabilities at fair value that do not meet the offsetting criteria.

(2)

(2) Cash collateral amounts disclosed reflect the actual collateral received, at amortised cost. Cash collateral received is reported within deposits from banks (see note 36).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

60    OFFSETTING FINANCIAL ASSETS AND LIABILITIES (Continued)

The following financial liabilities are subject to offsetting, enforceable master netting arrangements.

		Gross amounts of recognised financial assets set off in the balance sheet €m		Related amounts not set off in the balance sheet
			Net amounts of financial liabilities presented in the balance sheet €m
	Gross amounts of recognised financial liabilities €m
31 December 2012 Liabilities				Financial(1) instruments €m	Cash(2) collateral received €m	Net amount €m
Derivative financial liabilities	5,139	—	5,139	(3,718)	(1,347)	74
Customer deposits	2,230	(2,230)	—	—	—	—
Deposits by banks	216	—	216	(43)	(173)	—

Total	7,585	(2,230)	5,355	(3,761)	(1,520)	74

(1)
Amounts of €3,761 million represent recognised derivatives assets at fair value that do not meet the offsetting criteria.

(2)
Cash collateral amounts disclosed reflect the actual collateral pledged, at amortised cost.

The 'Financial Instruments' column identifies financial assets and liabilities that are subject to set off under netting agreements such as ISDA Master agreement. The agreement between the Group and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities will be settled on a gross basis, however, each party to the master netting agreement will have the option to settle all such amounts on a net basis in the event of default of the other party.

61    LIFE ASSURANCE BUSINESS

Value of the in force asset	31 December 2013 €m	31 December 2012 €m
At beginning of year	518	519
Income statement movement in value of the in force asset (gross of tax)	(21)	(1)

At end of year	497	518

The Group recognises as an asset the value of the in force assurance business in respect of insurance contracts. The value of the in force asset, has been calculated in accordance with the achieved profits embedded value methodology in the Statement of Recommended Practice issued by the Association of British Insurers which came into force in 2002. The value of the in force asset, which is presented gross of attributable tax, represents the present value of future profits expected to arise from these contracts as at the balance sheet date. It is determined by projecting future surpluses and other cash flows arising from insurance contracts and discounting at an appropriate rate. The useful life of the asset is based on the length of the underlying individual policies upon which the asset is calculated. This useful life is expected to be 6.3 years as at 31 December 2013 (31 December 2012: 6.5 years).

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

61    LIFE ASSURANCE BUSINESS (Continued)

The key economic assumptions used in the calculation of the value of the in force business are set out below:

	31 December 2013	31 December 2012
Risk discount rate	7.11%	6.6%
Unit growth rate	4.75%	4.15%
Shareholder tax rate	12.5%	12.5%

The process used in determining the key economic and experience assumptions is set out below:

Risk discount rate:	The risk discount rate is the rate used to discount the future surpluses that will arise on insurance business in the long term funds. The interest rates used to calculate policyholder liabilities are derived in accordance with the guidelines in the Insurance Regulations. Margins for risk are allowed for in the derived interest rates. In line with December 2012 the Euro Swap curve is used as a benchmark for an international mix of fixed interest assets. The risk discount rate applied to future cash flows at December 2013 is 7.11% (31 December 2012: 6.6%).
Unit growth rate:
The unit growth rate is the assumed rate of return on the unit linked assets before taxation and management fees in future years. The growth rate reflects the mix of assets held. The unit growth rate was increased to 4.75% at 31 December 2013 (31 December 2012: 4.15%).
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

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

61    LIFE ASSURANCE BUSINESS (Continued)

Sensitivities

The table below indicates the standalone impact of changes in the key assumptions on profit.

	31 December 2013		31 December 2012
1% increase in risk discount rate	(€29 million	)	(€30 million	)
1% decrease in risk discount rate	€32 million		€33 million
10% improvement in mortality	€12 million		€14 million
10% improvement in longevity	(€13 million	)	(€12 million	)
10% improvement in morbidity	€7 million		€7 million
10% deterioration in persistency	(€15 million	)	(€15 million	)
5% improvement in maintenance expenses	€8 million		€8 million
1% increase in equity markets	€2 million		€1 million

While the table above shows the impact of an individual assumption change, a change in one assumption could impact on other assumptions due to the relationship between assumptions.

62    IMPACT OF ADOPTING NEW ACCOUNTING STANDARDS

From 1 January 2013, the Group adopted 'IAS 19 Employee Benefits (Revised 2011) (IAS 19R)' and 'IFRS 10 Consolidated Financial Statements'. Each standard is required to be applied retrospectively and accordingly the Group has restated the comparative periods.

The following tables reflect the impact on the Group's financial statements at 31 December 2013 of the adoption of these standards at 1 January 2013.

Income statement—year ended 31 December 2013	IAS 19R Gain/(loss) €m	IFRS 10 Gain/(loss) €m	Total Gain/(loss) €m
Interest expense	—	10	10
Other operating income	—	(21)	(21)
Share of results of associates and joint ventures (after tax)	—	(1)	(1)
Other operating expenses	(40)	10	(30)

Loss before tax	(40)	(2)	(42)

Taxation credit	5	—	5

Loss for the year	(35)	(2)	(37)

Remeasurement of the net defined benefit pension liability, net of tax	38	—	38

Total comprehensive income for the year, net of tax	3	(2)	1

Attributable to stockholders	3	—	3
Attributable to non-controlling interests	—	(2)	(2)

Total comprehensive income for the year, net of tax	3	(2)	1

Basic and diluted earnings per share (cent)	—	—	—

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

62    IMPACT OF ADOPTING NEW ACCOUNTING STANDARDS (Continued)

Balance sheet—31 December 2013	IAS 19R €m	IFRS 10 €m	Total €m
Loans and advances to banks	—	(9)	(9)
Loans and advances to customers	—	11	11
Interest in associates	—	49	49
Investment properties	—	(213)	(213)
Deferred tax assets	(15)	—	(15)
Other assets	—	(4)	(4)

Total assets	(15)	(166)	(181)

Deposits from banks	—	(139)	(139)
Retirement benefit obligations	(84)	—	(84)
Other liabilities	—	(10)	(10)

Total liabilities	(84)	(149)	(233)

Non-controlling interests	—	(17)	(17)
Retained earnings—current year	3	—	3
Retained earnings—prior years	66	—	66

Total equity	69	(17)	52

IAS 19 Employee Benefits (Revised 2011) (IAS 19R)

From 1 January 2013, the Group adopted IAS 19 Employee Benefits (Revised 2011) which resulted in an increase in the pension charge included in operating expenses of €11 million for the year ended 31 December 2012 (year ended 31 December 2011: €18 million).

As a result of this restatement stockholders' equity at 31 December 2012 has been increased by €66 million and total assets have been reduced by €13 million.

IFRS 10 Consolidated Financial Statements

The Group adopted IFRS 10, from 1 January 2013, which resulted in the deconsolidation of certain entities with interests in an international investment property within Retail Ireland. The impact of this has been to reclassify the income statement lines relating to these entities to Share of results of associates and joint ventures (after tax), but with no impact on underlying loss before tax. The comparative figures for the year ended 31 December 2012 have been restated to reflect this, resulting in a €9 million (year ended 31 December 2011: increase of €8 million) increase in net interest income, a €26 million (year ended 31 December 2011: decrease of €13 million) decrease in net other income, a €11 million (year ended 31 December 2011: decrease €10 million) decrease in operating expenses and a €5 million (year ended 31 December 2011: decrease €4 million) increase in share of results of associates and joint ventures (after tax).

The balance sheet impact of this deconsolidation has been to reclassify the balance sheet lines relating to these entities to interest in associated undertakings. The comparative figures for 31 December 2012 have been restated to reflect this, resulting in a reduction of €169 million in total assets and a reduction of €147 million in wholesale funding.

Reclassifications

Gain on amendment to defined benefit pension schemes of €2 million for the year ended 31 December 2011 previously shown on the face of the income statement has been reclassified to other operating expenses.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

62    IMPACT OF ADOPTING NEW ACCOUNTING STANDARDS (Continued)

The following tables set out the impact of the adoption of these standards on the Group's financial statements for the year ended 31 December 2012.

	31 December 2012
	Published €m	IAS19R €m	IFRS10 €m	Restated €m
CONSOLIDATED INCOME STATEMENT (selected lines)
Interest expense	(2,569)	—	9	(2,560)
Other operating income	106	—	(26)	80
Other operating expenses	(1,638)	(11)	11	(1,638)
Share of results of associates and joint ventures (after tax)	41	—	5	46
Loss before tax	(2,166)	(11)	(1)	(2,178)
Loss after tax	(1,829)	(11)	(1)	(1,841)
Basic and diluted earnings per share (cent)	(6.7c )	—	—	(6.7c )

CONSOLIDATED BALANCE SHEET (selected lines)
Assets
Loans and advances to banks	9,506	—	(4)	9,502
Interest in associates	39	—	52	91
Investment properties	1,066	—	(218)	848
Other assets	2,404	—	1	2,405
Deferred tax assets	1,653	(13)	—	1,640
Total assets	148,146	(13)	(169)	147,964

Liabilities
Deposits from banks	21,272	—	(147)	21,125
Other liabilities	3,144	—	(7)	3,137
Retirement benefit obligations	1,156	(79)	—	1,077
Total liabilities	139,542	(79)	(154)	139,309

Equity
Retained earnings	4,607	66	—	4,673
Non-controlling interests	13	—	(15)	(2)
Total equity	8,604	66	(15)	8,655

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

62    IMPACT OF ADOPTING NEW ACCOUNTING STANDARDS (Continued)

The tables below outline the impact of the restatement on the relevant financial statement line items for the year ended 31 December 2012:

	31 December 2012
	Published €m	IAS19R €m	IFRS10 €m	Restated €m
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (selected lines)
Loss for the year	(1,829)	(11)	(1)	(1,841)
Remeasurement of net defined benefit pension liability, net of tax	(789)	14	—	(775)
Other comprehensive income for the year, net of tax	369	14	—	383
Total comprehensive income for the year, net of tax	(1,460)	3	(1)	(1,458)
Total comprehensive income attributable to equity stockholders	(1,455)	3	—	(1,452)
Total comprehensive income attributable to non-controlling interests	(5)	—	(1)	(6)
Total comprehensive income for the year, net of tax	(1,460)	3	(1)	(1,458)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (selected lines)
Retained earnings
Balance at the beginning of the year	3,507	64	—	3,571
Loss for the period attributable to stockholders	(1,824)	(11)	—	(1,835)
Remeasurement of net defined benefit pension liability	(789)	14	—	(775)
Balance at the end of the year	4,607	66	—	4,673

Non-controlling interests
Balance at the beginning of the year	50	—	(13)	37
Share of net loss	(5)	—	(1)	(6)
Balance at the end of the year	13	—	(15)	(2)

CONSOLIDATED CASH FLOW STATEMENT (selected lines)
Cash flows from operating activities before changes
in operating assets and liabilities	628	—	7	635
Net cash flow from operating assets and liabilities	(4,682)	—	(4)	(4,686)
Cash flows from investing activities	3,149	—	1	3,150
Net change in cash and cash equivalents	(1,692)	—	4	(1,688)
Closing cash and cash equivalents	14,332	—	(4)	14,328

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

62    IMPACT OF ADOPTING NEW ACCOUNTING STANDARDS (Continued)

The tables below outline the impact of the restatement on the consolidated balance sheet for the year commencing 31 December 2011:

	31 December 2011
	Published €m	IAS19R €m	IFRS10 €m	Reclassifications €m	Restated €m
CONSOLIDATED INCOME STATEMENT (selected lines)
Interest expense	(3,084)	—	8	—	(3,076)
Other operating income	12	—	(13)	—	(1)
Other operating expenses	(1,647)	(18)	10	2	(1,653)
Impact of amendment to defined benefit schemes	2	—	—	(2)	—
Share of results of associates and joint ventures (after tax)	39	—	(4)	—	35
Loss before tax	(190)	(18)	1	—	(207)
Taxation credit	230	3	—	—	233
Loss after tax	40	(15)	1	—	26
Basic and diluted earnings per share (cent)	(0.7)	(0.1)	—	—	(0.8)

CONSOLIDATED BALANCE SHEET (selected lines)
Assets
Loans and advances to banks	8,059	—	(8)	—	8,051
Interest in associates	31	—	48	—	79
Investment properties	1,204	—	(209)	—	995
Other assets	2,270	—	(1)	—	2,269
Deferred tax assets	1,381	(10)	—	—	1,371
Total assets	154,880	(10)	(170)	—	154,700

Liabilities
Deposits from banks	31,534	—	(152)	—	31,382
Other liabilities	3,111	—	(5)	—	3,106
Retirement benefit obligations	422	(74)	—	—	348
Total liabilities	144,628	(74)	(157)	—	144,397

Equity
Retained earnings	3,507	64	—	—	3,571
Non-controlling interests	50	—	(13)	—	37
Total equity	10,252	64	(13)	—	10,303

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

62    IMPACT OF ADOPTING NEW ACCOUNTING STANDARDS (Continued)

The tables below outline the impact of the restatement on the relevant financial statement line items for the year ended 31 December 2011:

	31 December 2011
	Published €m	IAS19R €m	IFRS10 €m	Restated €m
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (selected lines)
Profit for the year	40	(15)	1	26
Remeasurement of net defined benefit pension liability, net of tax	(117)	13	—	(104)
Other comprehensive income for the year, net of tax	474	13	—	487
Total comprehensive income for the year, net of tax	514	(2)	1	513
Total comprehensive income attributable to equity stockholders	520	(2)	—	518
Total comprehensive income attributable to non-controlling interests	(6)	—	1	(5)
Total comprehensive income for the year, net of tax	514	(2)	1	513

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (selected lines)
Retained earnings
Balance at the beginning of the year	3,740	66	—	3,806
Loss for the period attributable to stockholders	45	(15)	—	30
Remeasurement of net defined benefit pension liability	(117)	13	—	(104)
Balance at the end of the year	3,507	64	—	3,571

Non-controlling interests
Balance at the beginning of the year	56	—	(14)	42
Share of net loss	(5)	—	1	(4)
Balance at the end of the year	50	—	(13)	37

CONSOLIDATED CASH FLOW STATEMENT (selected lines)
Cash flows from operating activities before changes
in operating assets and liabilities	891	—	2	893
Net cash flow from operating assets and liabilities	(7,434)	—	7	(7,427)
Cash flows from investing activities	12,750	—	(3)	12,747
Net change in cash and cash equivalents	7,563	—	6	7,569
Closing cash and cash equivalents	15,772	—	(8)	15,764

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

63    EU RESTRUCTURING PLAN

Amendment to the Group's Revised 2011 EU Restructuring Plan

On 9 July 2013, the European Commission gave approval under the State aid rules to amend the Group's Revised 2011 EU Restructuring Plan, with substitutions for the measure to divest of NIAC. The Group is no longer required to sell NIAC its life assurance company which distributes protection, investment and pension products to the Irish market, through independent brokers, its financial advisors (direct sales force) and the Group's branch network. The NIAC divestment measure will be replaced with substitution measures summarised below:

•
the Group will exit from its Great Britain (GB) based business banking and corporate banking activities having gross loan assets of c.€3.5 billion at 31 December 2013 (31 December 2012: c.€4.6 billion). This measure does not impact on the Group's consumer banking businesses in GB including its partnership with the Post Office, or its activities in Northern Ireland or its Leveraged Acquisition Finance business;

•
the Group will exit from the origination of new mortgages through its intermediary channel, including the sale (or retirement) of the ICS Building Society's distribution platform together with the sale, if required by an acquirer, of up to €1.0 billion of intermediary originated mortgage assets and matched deposits;

•
the Group's market opening measures will be prolonged by one year to 31 December 2016; and

•
under the July 2013 Amended EU Restructuring Plan, the Bank had restrictions on the payment of dividends on its ordinary stock. These dividend restrictions no longer apply as the 2009 Preference Stock is no longer owned by the State following the capital transaction executed by the Group in December 2013.

64    DIRECTORS' INFORMATION

The disclosures required relating to directors' information have been included within the Remuneration Report and are described as those which form an integral part of the audited financial statements as set out in the basis of preparation on page 222.

65    RISK MANAGEMENT

The disclosures required under IFRS relating to financial risks and capital resources have been included within the Risk Management Report and Other Supplementary Information—Group Exposures to Selected Countries. The relevant disclosures related to Credit Risk, Liquidity Risk, Market Risk, Life Insurance Risk and Capital Management and Other Supplementary Information—Group Exposures to Selected Countries have been described as those which form an integral part of the audited financial statements as set out in the basis of preparation on page 222.

The financial statements also includes the tables which have been included within Other Supplementary Information—Supplementary Asset Quality Disclosures that have been described as those which form an integral part of the audited finance statements as set out in the basis of preparation on page 222.

This move has been to improve transparency and ease of reference, by concentrating related information in one place, and to reduce duplication.

BANK OF IRELAND GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

66    POST BALANCE SHEET EVENTS

€750 million debt issuance

On 8 January 2014, the Group raised €750 million of five-year senior unsecured funding with a yield of 3.337% from a diversified range of investors.

2009 Preference Stock Dividend

On 20 February 2014 the Group paid a cash dividend of €133.3 million on the 2009 Preference Stock to Baggot Securities Limited.

NAMA

On 3 March 2014, NAMA paid the Group a coupon of c.€15 million on its holding of NAMA subordinated bonds. On 12 March 2014, NAMA repurchased €528 million nominal NAMA senior bonds, which reduced the Group's nominal holding to €3,463 million.

€750 million debt issuance

On 19 March 2014, the Group raised a further €750 million by issuing a five-year covered bond with a yield of 1.82%.

67    APPROVAL OF FINANCIAL STATEMENTS

The Court of Directors approved the financial statements for inclusion in Form 20-F on 31 March 2014.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION

GROUP EXPOSURES TO SELECTED COUNTRIES

The information in Group exposures to selected countries on pages 390 to 399 forms an integral part of the audited financial statements as described in the Basis of preparation on page 222.

Set out in the tables below is a summary of the Group's exposure to sovereign debt and other country exposures for selected balance sheet line items as at 31 December 2013. For these line items, further information on the Group's exposures to eurozone countries that have a Standard & Poor's credit rating of AA or below where the Group has an exposure of over €250 million (being Ireland, Spain and France), is set out on pages 395 to 399.

31 December 2013	Ireland €m		United Kingdom €m	United States €m	Spain €m	France €m	Other(4) €m	Total €m
Assets
Cash and balances at central banks	663		4,948	484	—	—	290	6,385
Trading securities	17		—	36	11	25	163	252
Derivative financial instruments (net)(1)	129		433	12	16	5	41	636
Other financial assets at fair value through profit or loss(2)	449		37	26	12	386	353	1,263
Loans and advances to banks(2)	188	(3)	2,586	49	—	980	644	4,447
Available for sale financial assets	7,364		840	331	956	647	1,966	12,104
NAMA senior bonds	3,957		—	—	—	—	—	3,957

Total	12,767		8,844	938	995	2,043	3,457	29,044

Restated* 31 December 2012	Ireland €m	United Kingdom €m	United States €m	Spain €m	France €m	Other(5) €m	Total €m
Assets
Cash and balances at central banks	—	8,040	128	—	—	304	8,472
Trading securities	—	45	—	—	35	63	143
Derivative financial instruments (net)(1)	204	622	34	18	12	133	1,023
Other financial assets at fair value through profit or loss(2)	372	67	8	8	372	332	1,159
Loans and advances to banks(2)	3,702	3,469	189	3	951	838	9,152
Available for sale financial assets	6,409	1,248	382	1,117	678	1,259	11,093
NAMA senior bonds	4,428	—	—	—	—	—	4,428

Total	15,115	13,491	741	1,146	2,048	2,929	35,470

(1)
Net Derivative exposure is calculated after the application of master netting arrangements and associated cash collateral received.

(2)
This excludes those assets held by the Group's life assurance business which are linked to policyholder liabilities. See page 393 for details.

(3)
The decrease in Loans and advances to banks from 31 December 2012 primarily reflects the termination of the IBRC repo transaction in February 2013 of €3.1 billion. See note 56 for details.

(4)
At 31 December 2013, other is primarily made up of exposures to the following countries: Netherlands: €0.5 billion, Germany: €0.2 billion, Norway: €0.2 billion, Austria: €0.2 billion, Italy: €0.2 billion, Sweden €0.2 billion, Switzerland: €0.2 billion and other Supranational bonds: €0.9 billion. Also included in other is the Group's euro cash holding in branches.

(5)
At 31 December 2012, other is primarily made up of exposures to the following countries: Netherlands: €0.4 billion, Switzerland: €0.4 billion, Austria: €0.2 billion, Canada: €0.2 billion, Finland: €0.2 billion, Luxembourg: €0.2 billion. Also included in other is the Group's euro cash holding in branches.

*
As set out in the Group accounting policies on page 225, comparative periods have been restated to reflect the impact of the adoption of 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Set out in the following tables is more detailed analysis of the Group's exposures at 31 December 2013 by asset class:

Cash and balances at central banks

Cash and balances at central banks is made up as follows:

Cash and balances at central banks	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m
United Kingdom (Bank of England)	4,903	8,002
United States (Federal Reserve)	484	128
Other (cash holdings)	998	342

Total	6,385	8,472

Trading securities

31 December 2013	Ireland €m	United Kingdom €m	United States €m	Spain €m	France €m	Other(1) €m	Total €m
Trading securities
Government bonds	17	—	36	11	—	18	82
Corporate and other bonds	—	—	—	—	25	145	170

Total	17	—	36	11	25	163	252

31 December 2012	Ireland €m	United Kingdom €m	United States €m	Spain €m	France €m	Other(2) €m	Total €m
Trading securities
Government bonds	—	45	—	—	—	24	69
Corporate and other bonds	—	—	—	—	35	39	74

Total	—	45	—	—	35	63	143

(1)
At 31 December 2013, other is made up of exposures to the following countries: Netherlands: €50 million, Australia: €39 million, Sweden: €32 million, Italy €23 million and Canada: €19 million.

(2)
At 31 December 2012, other is primarily made up of exposures to the following countries: Finland: €36 million, Canada: €11 million and Denmark: €10 million.

Trading securities are carried in the balance sheet at their fair value. Any changes in the fair value of these assets are treated as gains or charges in the Group's income statement.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Derivative financial instruments

31 December 2013	Ireland €m	United Kingdom €m	United States €m	Spain €m	France €m	Other(2) €m	Total €m
Gross derivative assets
Sovereign	5	—	—	—	—	—	5
Financial institutions	39	1,295	504	7	307	776	2,928
Corporate	129	372	8	11	4	34	558

Total	173	1,667	512	18	311	810	3,491

Net Derivative Assets(1)
Sovereign	—	—	—	—	—	—	—
Financial institutions	8	67	4	5	1	7	92
Corporate	121	366	8	11	4	34	544

Total	129	433	12	16	5	41	636

Restated* 31 December 2012	Ireland €m	United Kingdom €m	United States €m	Spain €m	France €m	Other(3) €m	Total €m
Gross derivative assets
Sovereign	62	—	—	—	—	—	62
Financial institutions	88	2,224	896	3	416	1,239	4,866
Corporate	174	615	24	16	12	78	919

Total	324	2,839	920	19	428	1,317	5,847

Net Derivative Assets(1)
Sovereign	1	—	—	—	—	—	1
Financial institutions	39	8	10	2	—	55	114
Corporate	164	614	24	16	12	78	908

Total	204	622	34	18	12	133	1,023

(1)
Net Derivative Assets exposure is calculated after the application of master netting arrangements and associated cash collateral received.

(2)
At 31 December 2013, other Net Derivative Assets exposure is primarily made up of exposures to the following countries: Canada: €26 million, Austria: €7 million, Australia: €6 million and Netherlands: €2 million.

(3)
At 31 December 2012, other Net Derivative Assets exposure is primarily made up of exposures to the following countries: Canada: €50 million, Germany: €39 million, Denmark: €12 million, Australia: €11 million, Austria: €11 million and Netherlands: €5 million.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Other financial assets at fair value through profit or loss

31 December 2013	Ireland €m	United Kingdom €m	United States €m	Spain €m	France €m	Other(1) €m	Total €m
Government bonds	354	—	—	—	333	203	890
Other	95	37	26	12	53	150	373

Total	449	37	26	12	386	353	1,263

31 December 2012	Ireland €m	United Kingdom €m	United States €m	Spain €m	France €m	Other(2) €m	Total €m
Government bonds	229	—	—	—	326	255	810
Other	143	67	8	8	46	77	349

Total	372	67	8	8	372	332	1,159

(1)
At 31 December 2013, other is primarily made up of exposures to the following country: Austria: €0.2 billion.

(2)
At 31 December 2012, other is primarily made up of exposures to the following country: Austria: €0.2 billion.

The Group's holdings of 'Other financial assets at fair value through profit or loss' primarily relate to the Group's life assurance business.

A portion of the Group's life assurance business takes the legal form of investment contracts, under which legal title to the underlying asset is held by the Group, but the inherent risks and rewards in the assets are borne by the policyholders. Due to the nature of these contracts, the carrying value of the assets is always the same as the value of the liabilities due to policyholders and any change in the value of the assets results in an equal change in the value of the amounts due to policyholders. These assets have been excluded from the analysis of the Groups exposure in the tables above.

At 31 December 2013, such assets which were included in Other financial assets at fair value through profit or loss amounted to €9,043 million (31 December 2012: €8,301 million). At 31 December 2013, Loans and advances to banks also included an amount of €312 million (31 December 2012: €350 million) relating to such assets.

Loans and advances to banks

31 December 2013	Ireland €m		United Kingdom €m	United States €m	Spain €m	France €m	Other(3) €m	Total €m
Loans and advances to banks(1)	188	(2)	2,586	49	—	980	644	4,447

Restated* 31 December 2012	Ireland €m	United Kingdom €m	United States €m	Spain €m	France €m	Other(4) €m	Total €m
Loans and advances to banks(1)	3,702	3,469	189	3	951	838	9,152

(1)
Loans and advances to banks of €312 million (31 December 2012: €350 million) is held on behalf of Bank of Ireland Life policyholders and has been excluded from the analysis above.

(2)
The decrease in Loans and advances to banks from 31 December 2012 primarily reflects the termination of the IBRC repo transaction in February 2013 of €3.1 billion. See note 56 for details.

(3)
At 31 December 2013, other is primarily made up of exposures to the following countries: Germany: €0.2 billion, Switzerland: €0.2 billion and Turkey: €0.2 billion.

(4)
At 31 December 2012, other is primarily made up of exposures to the following country: Switzerland: €0.3 billion.

*
As set out in the Group accounting policies on page 225, comparative periods have been restated to reflect the impact of the adoption of 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Loans and advances to banks include loans to and placements with credit institutions and certain placements with central banks which are accounted for at amortised cost. No provisions are held against these balances. The Group exposures disclosed above are prepared on the basis of exposure to the country of operations of the counterparty.

Available for sale financial assets

31 December 2013 Available for sale financial assets	Ireland €m		United Kingdom €m	United States €m	Spain €m	France €m	Other(2) €m	Total €m
Government bonds	6,403		118	2	—	—	97	6,620
Senior bank debt and other senior debt	770		—	40	—	210	1,238	2,258
Covered bonds	52		521	252	903	428	581	2,737
Subordinated debt	132	(1)	1	—	—	—	—	133
Asset backed securities	7		200	37	53	9	50	356

Total	7,364		840	331	956	647	1,966	12,104

31 December 2012 Available for sale financial assets	Ireland €m		United Kingdom €m	United States €m	Spain €m	France €m	Other(3) €m	Total €m
Government bonds	5,420		123	1	—	10	88	5,642
Senior bank debt and other senior debt	755		157	58	—	81	593	1,644
Covered bonds	51		691	258	1,060	577	526	3,163
Subordinated debt	117	(1)	—	—	—	—	—	117
Asset backed securities	66		277	65	57	10	52	527

Total	6,409		1,248	382	1,117	678	1,259	11,093

(1)
NAMA subordinated debt of €132 million (31 December 2012: €117 million) is classified as an available for sale debt instrument. The Group incurred an impairment charge of €nil on the NAMA subordinated bonds during the year ended 31 December 2013 (31 December 2012: €40 million).

(2)
At 31 December 2013, other is primarily made up of exposures to the following countries: Netherlands: €0.4 billion, Norway: €0.2 billion, Sweden: €0.2 billion and other Supranational bonds: €0.9 billion.

(3)
At 31 December 2012, other is primarily made up of exposures to the following countries: Netherlands: €0.3 billion, Italy: €0.2 billion and Luxembourg: €0.2 billion.

Available for sale financial assets are carried in the balance sheet at their fair value. Other than in respect of impairment, any change in fair value is treated as a movement in the AFS reserve in Stockholder's equity.

NAMA senior bonds

At 31 December 2013, the Group had holdings of NAMA senior bonds which are guaranteed by the Irish Government with a nominal value of €3,991 million (31 December 2012: €4,475 million) and a fair value at that date of €3,986 million (31 December 2012: €4,467 million). The contractual maturity date of the NAMA senior bonds is 1 March 2014. NAMA may, only with the consent of the Group, settle the bonds by issuing new bonds with the same terms and conditions and a maturity date of up to 364 days.

NAMA senior bonds are classified as 'Loans and receivables' and accounted for at amortised cost which includes any provisions for impairment. The carrying value of these assets is not adjusted for changes in their fair value.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Additional information on selected European countries

The tables below show the Group's exposures to eurozone countries that have a Standard & Poor's credit rating of AA or below where the Group has an exposure of over €250 million (being Ireland, Spain and France). The maturity analysis in the tables below is based on the residual contractual maturity of the exposures (except where otherwise indicated).

Ireland

As at 31 December 2013, Ireland's credit rating from Standard & Poor's was BBB+ (31 December 2012: BBB+). The table below shows the Group's exposure to Ireland by selected balance sheet line items:

	Carrying value								Nominal value
As at 31 December 2013	0-3 months €m	3-12 months €m		1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m	Total €m
Other financial assets at fair value through profit or loss(1)	30	42		—	7	140	230	449	412
—Government bonds	—	—		—	6	118	230	354	325
—Other	30	42		—	1	22	—	95	87
Loans and advances to banks(1)	46	142	(2)	—	—	—	—	188	188
Available for sale financial assets	3	—		1,541	3,376	2,444	—	7,364	6,902
—Government bonds	—	—		751	3,340	2,312	—	6,403	5,816
—Senior bank debt and other(3)	3	—		790	36	132	—	961	1,086
NAMA senior bonds(4)	—	417		417	1,770	1,353	—	3,957	3,991

Total(5)	79	601		1,958	5,153	3,937	230	11,958	11,493

	Carrying value							Nominal value
As at 31 December 2012	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m	Total €m
Other financial assets at fair value through profit or loss	51	47	25	77	119	53	372	347
—Government bonds	—	—	—	77	99	53	229	211
—Other	51	47	25	—	20	—	143	136
Loans and advances to banks(1)	526	3,176	—	—	—	—	3,702	3,702
Available for sale financial assets	6	51	334	4,833	1,133	52	6,409	6,245
—Government bonds	—	51	327	4,027	1,015	—	5,420	5,099
—Senior bank debt and other(3)	6	—	7	806	118	52	989	1,146
NAMA senior bonds(4)	—	667	396	1,484	1,881	—	4,428	4,475

Total(5)	583	3,941	755	6,394	3,133	105	14,911	14,769

(1)
This excludes those assets held by the Group's life assurance business which are linked to policyholder liabilities.

(2)
The decrease in Loans and advances to banks from 31 December 2012 primarily reflects the termination of the IBRC repo transaction in February 2013 of €3.1 billion. See note 56 for details.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

(3)
Senior bank debt and other primarily relates to the Group's holdings of Irish Government senior bank debt issued by Irish financial institutions.

(4)
The maturity date of the NAMA senior bonds is based on their ultimate expected maturity.

(5)
The Group also has a net derivative asset exposure to Ireland at 31 December 2013 of €129 million (31 December 2012: €204 million).

Available for sale financial assets As at 31 December 2013 Maturity profile	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m
Nominal value	3	—	1,486	3,046	2,367	—	6,902
Fair value	3	—	1,541	3,376	2,444	—	7,364
AFS reserve (before tax)	—	—	85	370	176	—	631

Available for sale financial assets As at 31 December 2012 Maturity profile	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m
Nominal value	7	50	328	4,571	1,237	52	6,245
Fair value	6	51	334	4,833	1,133	52	6,409
AFS reserve (before tax)	—	1	6	362	55	—	424

During 2013, the maturity profile of the liquid asset book was extended. Irish Sovereign bonds maturing in 2014 and 2015 were sold and longer dated securities were purchased.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Spain

As at 31 December 2013, Spain's credit rating from Standard & Poor's was BBB- (31 December 2012: BBB-). The table below shows the Group's exposure to Spain by selected balance sheet line items:

	Carrying value							Nominal Value
As at 31 December 2013	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m	Total €m
Other financial assets at fair value through profit or loss	—	—	—	—	12	—	12	11
Loans and advance to banks	—	—	—	—	—	—	—	—
Available for sale financial assets
—Covered bonds and other	7	—	136	648	155	10	956	932

Total(1)	7	—	136	648	167	10	968	943

	Carrying value							Nominal Value
As at 31 December 2012	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m	Total €m
Other financial assets at fair value through profit or loss	—	—	—	—	8	—	8	7
Loans and advance to banks	3	—	—	—	—	—	3	3
Available for sale financial assets
—Covered bonds and other	100	132	—	698	177	10	1,117	1,166

Total(1)	103	132	—	698	185	10	1,128	1,176

(1)
The Group also has a net derivative asset exposure to Spain at 31 December 2013 of €16 million (31 December 2012: €18 million).

Available for sale financial assets As at 31 December 2013 Maturity profile	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m
Nominal value	8	—	133	623	157	11	932
Fair value	7	—	136	648	155	10	956
AFS reserve (before tax)	(1)	—	(1)	(25)	—	(25)	(52)

Available for sale financial assets As at 31 December 2012 Maturity profile	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m
Nominal value	100	134	—	713	207	12	1,166
Fair value	100	132	—	698	177	10	1,117
AFS reserve (before tax)	—	(5)	—	(85)	(67)	(2)	(159)

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

France

As at 31 December 2013, France's credit rating from Standard & Poor's was AA (31 December 2012: AA+). The table below shows the Group's exposure to France by selected balance sheet line items:

	Carrying value							Nominal value
As at 31 December 2013	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m	Total €m
Other financial assets at fair value through profit or loss	—	—	—	3	32	351	386	367
—Government bonds	—	—	—	—	—	333	333	315
—Other	—	—	—	3	32	18	53	52
Loans and advances to banks	960	20	—	—	—	—	980	980
Available for sale financial assets	65	51	84	243	204	—	647	614
—Government bonds	—	—	—	—	—	—	—	—
—Senior bank debt and other	65	51	84	243	204	—	647	614
Total	1,025	71	84	246	236	351	2,013	1,961

	Carrying value							Nominal value
As at 31 December 2012	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m	Total €m
Other financial assets at fair value through profit or loss	—	—	—	2	25	345	372	310
—Government bonds	—	—	—	—	—	326	326	267
—Other	—	—	—	2	25	19	46	43
Loans and advances to banks	933	—	—	—	—	18	951	951
Available for sale financial assets	50	240	130	258	—	—	678	643
—Government bonds	—	—	10	—	—	—	10	10
—Senior bank debt and other	50	240	120	258	—	—	668	633
Total(1)	983	240	130	260	25	363	2,001	1,904

(1)
The Group also has a net derivative asset exposure to France at 31 December 2013 of €5 million (31 December 2012: €12 million).

Available for sale financial assets As at 31 December 2013 Maturity profile	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m
Nominal value	65	50	80	224	195	—	614
Fair value	65	51	84	243	204	—	647
AFS reserve (before tax)	—	—	—	—	—	(1)	(1)

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Available for sale financial assets As at 31 December 2012 Maturity profile	0-3 months €m	3-12 months €m	1-2 years €m	2-5 years €m	5-10 years €m	Over 10 years €m	Total €m
Nominal value	50	235	125	233	—	—	643
Fair value	50	240	130	258	—	—	678
AFS reserve (before tax)	—	—	(1)	(3)	—	—	(4)

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

SUPPLEMENTARY ASSET QUALITY DISCLOSURES

Retail Ireland mortgages
Book composition
Loan volumes	401
Origination profile	402
Risk profile	403
Arrears profile	404
Loan to value profiles
—Loan to value ratio analysis—total loans	405
—Loan to value ratio analysis—defaulted loans	407
Asset quality
Composition and impairment	408
Repossessions	409
Disposals of repossessed properties	409
Forbearance measures	409
Loan to value profiles
—Loan to value ratio analysis—forborne loans	418
—Loan to value ratio analysis—defaulted forborne loans	419

Retail UK mortgages
Book composition
Loan volumes	420
Origination profile	421
Risk profile	422
Arrears profile	423
Loan to value profiles
—Loan to value ratio analysis—total loans	424
—Loan to value ratio analysis—defaulted loans	425
Asset quality
Composition and impairment	426
Repossessions	427
Disposals of repossessed properties	427
Forbearance measures	428
Loan to value profiles
—Loan to value ratio analysis—forborne loans	434
—Loan to value ratio analysis—defaulted forborne loans	435

Loans and advances (excluding Residential mortgages)
Asset quality
Forbearance measures	436

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

The tables below (except where denoted unaudited) in the Supplementary Asset Quality disclosures on pages 401 to 443 form an integral part of the audited financial statements as described in the Basis of preparation on page 222. All other information in the Supplementary Asset Quality disclosures is additional information and does not form part of the audited financial statements

RETAIL IRELAND MORTGAGES

The following disclosures refer to the Retail Ireland mortgage loan book and provide additional detail and analysis on the composition and quality of this loan book.

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

Retail Ireland mortgage origination lending policy and guidelines are subject to annual governance. Each applicant is primarily assessed based on their ability and capacity to repay the loan while the creditworthiness of the applicant, value of the property and the individual circumstances of the applicant are key factors in the underwriting decision.

At 31 December 2013, lending criteria for the Retail Ireland mortgage portfolio include:

•
repayment capacity of the borrower;

•
loan to value (LTV) limits;

•
mortgage term duration; and

•
loan specific terms and conditions.

Book composition

Loan volumes

TABLE 1 Retail Ireland mortgages—Volumes (before impairment provisions)	31 December 2013 €m	31 December 2012 €m
Owner occupied mortgages	20,437	20,815
Buy to let mortgages	6,263	6,670

Total Retail Ireland mortgages	26,700	27,485

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Retail Ireland mortgages were €26.7 billion at 31 December 2013 compared to €27.5 billion at 31 December 2012. The decrease of €785 million or 2.9% reflects a combination of factors including muted demand for new mortgage lending, accelerated capital repayments and the significant progress made by the Group in returning interest only mortgage borrowers to a 'principal and interest'(1) repayment basis.

The proportion of the Retail Ireland mortgage portfolio on a 'principal and interest' repayment basis at 31 December 2013 was 86% (31 December 2012: 82%) with the balance of 14% on an 'interest only'(2) repayment basis (31 December 2012: 18%). Of the Owner occupied mortgages of €20.4 billion, 93% were on a 'principal and interest' repayment basis (31 December 2012: 91%), while 65% of the Buy to let mortgages of €6.3 billion were on a 'principal and interest' repayment basis (31 December 2012: 52%).

(1)
'Principal and interest' repayment basis mortgages consist of mortgages that are contracted to be repaid over the agreed term on an amortising basis. The typical term at origination for these mortgages was 20 to 30 years.

(2)
'Interest only' mortgages typically consist of mortgages where the repayment consists of the full interest element (or greater) for an agreed period at the end of which the mortgage repayment basis becomes 'principal and interest' contracted to be repaid over the agreed term. 'Interest only' periods on Retail Ireland mortgages typically range between 3 and 5 years.

Origination profile

	Total Retail Ireland mortgage loan book		Defaulted loans
TABLE 2 31 December 2013 Origination of Retail Ireland mortgage loan book (before impairment provisions)	Balance €m	Number of accounts(1)	Balance €m	Number of accounts(1)
1996 and before	68	4,701	7	268
1997	43	1,940	5	131
1998	77	2,601	8	180
1999	145	4,238	15	266
2000	272	5,815	29	395
2001	402	6,657	39	492
2002	748	9,590	91	770
2003	1,283	13,320	189	1,295
2004	2,163	18,129	315	1,831
2005	3,427	23,344	528	2,618
2006	5,067	28,479	1,036	4,107
2007	4,404	23,258	917	3,347
2008	3,029	17,005	481	1,848
2009	1,648	11,227	108	586
2010	1,176	7,609	22	123
2011	978	6,750	5	33
2012	920	6,034	1	9
2013	850	5,151	—	1

Total	26,700	195,848	3,796	18,300

(1)
The number of accounts does not equate to either the number of customers or the number of properties.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

	Total Retail Ireland mortgage loan book		Defaulted loans
31 December 2012 Origination of Retail Ireland mortgage loan book (before impairment provisions)	Balance €m	Number of accounts(1)	Balance €m	Number of accounts(1)
1996 and before	94	5,792	9	365
1997	53	2,113	5	150
1998	94	3,196	9	207
1999	171	4,525	18	301
2000	312	6,195	32	428
2001	448	7,054	40	503
2002	825	10,108	90	802
2003	1,397	14,212	181	1,266
2004	2,317	18,733	314	1,794
2005	3,638	24,018	524	2,581
2006	5,361	29,135	999	3,996
2007	4,631	23,658	861	3,240
2008	3,185	17,333	427	1,705
2009	1,739	11,491	85	474
2010	1,235	7,781	13	86
2011	1,004	6,852	3	24
2012	981	6,115	—	—

Total	27,485	198,311	3,610	17,922

(1)
The number of accounts does not equate to either the number of customers or the number of properties.

The tables above illustrate that at 31 December 2013, €8.6 billion or 32% of the Retail Ireland mortgage loan book originated before 2006, €12.5 billion or 47% between 2006 and 2008 and €5.6 billion or 21% in the years since.

At 31 December 2013, total defaulted loans were €3.8 billion (31 December 2012: €3.6 billion) or 14.2% of the Retail Ireland mortgage loan book, of which €2.4 billion originated between 2006 and 2008. While there has been an increase in defaulted loans since 31 December 2012, the overall pace of increase during 2013 was significantly slower than 2012, reflecting the effectiveness of the Group's operating infrastructure, restructure of customer mortgages on a sustainable basis, mortgage resolution activity and improving economic conditions.

At 31 December 2013, impairment provisions were €1.9 billion equating to 49% of defaulted balances on the Retail Ireland mortgage book.

Risk profile

	Owner occupied		Buy to let		Total
TABLE 3a 31 December 2013 Risk profile of Retail Ireland mortgage loan book (before impairment provisions)
	€m	%	€m	%	€m	%
Neither past due nor impaired	17,822	87%	4,252	68%	22,074	83%
1-90 days past due but not impaired	564	3%	266	4%	830	3%
Defaulted loans	2,051	10%	1,745	28%	3,796	14%

Total	20,437	100%	6,263	100%	26,700	100%

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

	Owner occupied		Buy to let		Total
31 December 2012 Risk profile of Retail Ireland mortgage loan book (before impairment provisions)
	€m	%	€m	%	€m	%
Neither past due nor impaired	18,068	87%	4,812	72%	22,880	83%
1-90 days past due but not impaired	704	3%	291	4%	995	4%
Defaulted loans	2,043	10%	1,567	24%	3,610	13%

Total	20,815	100%	6,670	100%	27,485	100%

The tables above illustrate that €22.1 billion or 83% of the total Retail Ireland mortgage loan book at 31 December 2013 was classified as 'neither past due nor impaired' compared to €22.9 billion or 83% at 31 December 2012.

The '1-90 days past due but not impaired' category amounted to €0.8 billion or 3% of the total Retail Ireland mortgage loan book at 31 December 2013 compared to €1.0 billion or 4% at 31 December 2012.

The defaulted category amounted to €3.8 billion or 14% of the total Retail Ireland mortgage loan book at 31 December 2013 compared to €3.6 billion or 13% at 31 December 2012.

Defaulted Owner occupied mortgages increased marginally to €2.1 billion at 31 December 2013 from €2.0 billion at 31 December 2012, reflecting a significant slowdown in the growth in defaulted balances during 2013.

Defaulted Buy to let mortgages increased to €1.7 billion at 31 December 2013 from €1.6 billion at 31 December 2012.

The slowdown in default formation for both Owner occupied and Buy to let mortgages reflects the effectiveness of the Group's operating infrastructure, restructure of customer mortgages on a sustainable basis, mortgage resolution activity and improving economic conditions. While increased repayments as 'interest only' periods come to an end and customers move to fully amortising loans continue to impact Buy to let borrowers, the slowdown in default formation for Buy to let mortgages also reflects improved rental market conditions, particularly evident in primary urban areas.

The Retail Ireland Buy to let mortgage loan portfolio reduced by €407 million or 6.1% in 2013 and the percentage of the Buy to let portfolio on a 'principal and interest' repayment basis increased from 52% at 31 December 2012 to 65% at 31 December 2013.

Arrears profile

TABLE 3b (unaudited) Mortgage arrears—Defaulted loans (number of accounts)	31 December 2013%		30 June 2013%		31 December 2012%
Retail Ireland Owner occupied mortgages	7.4%		7.9%		7.5%
Industry(1) Owner occupied (Number of accounts)	14.1%	(2)	14.1%	(2)	13.1%	(2)
Retail Ireland Buy to let mortgages	18.2%		17.6%		15.8%
Industry(1) Buy to let (Number of accounts)	22.6%	(2)	21.9%	(2)	20.5%	(2)

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Mortgage arrears—Defaulted loans (value)	31 December 2013%		30 June 2013%		31 December 2012%
Retail Ireland Owner occupied mortgages	10.1%		10.5%		9.9%
Industry(1) Owner occupied (value)	18.7%	(2)	18.6%	(2)	17.2%	(2)
Retail Ireland Buy to let mortgages	27.7%		26.0%		23.4%
Industry(1) Buy to let (value)	30.4%	(2)	30.0%	(2)	28.7%	(2)

(1)
Industry statistics do not include impaired loans less than or equal to 90 days past due (all quoted Bank of Ireland statistics include impaired loans less than or equal to 90 days past due).

(2)
Industry source: CBI Mortgage Arrears Statistics Report December 2013—adjusted to exclude Bank of Ireland.

The latest information published by the Central Bank of Ireland pertains to the quarter ended 31 December 2013. This information indicates that the proportion of the Retail Ireland mortgage book in default arrears (greater than 90 days past due) consistently remains significantly below the industry average for both Owner occupied and Buy to let mortgages. At 31 December 2013, 7.4% and 18.2% of Bank of Ireland's Retail Ireland Owner occupied and Buy to let mortgages respectively (by number of accounts) were greater than '90 days past due and / or impaired' compared to 14.1% and 22.6% for the industry (respectively).

Loan to value profiles—total loans

	Owner occupied		Buy to let		Total
TABLE 3c 31 December 2013 Loan to value (LTV) ratio of total Retail Ireland mortgages
	€m	%	€m	%	€m	%
Less than 50%	2,901	14%	462	7%	3,363	13%
51% to 70%	2,823	14%	486	8%	3,309	12%
71% to 80%	1,909	9%	325	5%	2,234	8%
81% to 90%	2,049	10%	565	9%	2,614	10%
91% to 100%	1,800	9%	443	7%	2,243	9%

Subtotal	11,482	56%	2,281	36%	13,763	52%

101% to 120%	3,411	17%	1,095	18%	4,506	17%
121% to 150%	3,619	18%	1,848	30%	5,467	20%
151% to 180%	1,593	8%	714	11%	2,307	9%
Greater than 181%	332	1%	325	5%	657	2%

Subtotal	8,955	44%	3,982	64%	12,937	48%

Total	20,437	100%	6,263	100%	26,700	100%

Weighted average LTV(1):
Stock of Retail Ireland mortgages at year end		94%		115%		99%
New Retail Ireland mortgages during the year		70%		53%		70%

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

	Owner occupied		Buy to let		Total
31 December 2012 Loan to value (LTV) ratio of total Retail Ireland mortgages
	€m	%	€m	%	€m	%
Less than 50%	2,663	13%	409	6%	3,072	11%
51% to 70%	2,461	12%	478	7%	2,939	11%
71% to 80%	1,497	7%	293	5%	1,790	7%
81% to 90%	1,746	8%	493	7%	2,239	8%
91% to 100%	1,796	9%	417	6%	2,213	8%

Subtotal	10,163	49%	2,090	31%	12,253	45%

101% to 120%	3,484	17%	1,056	16%	4,540	16%
121% to 150%	3,901	19%	1,763	26%	5,664	21%
151% to 180%	2,223	10%	1,109	17%	3,332	12%
Greater than 181%	1,044	5%	652	10%	1,696	6%

Subtotal	10,652	51%	4,580	69%	15,232	55%

Total	20,815	100%	6,670	100%	27,485	100%

Weighted average LTV(1):
Stock of Retail Ireland mortgages at year end		102%		124%		108%
New Retail Ireland mortgages during the year		74%		57%		73%

(1)
Weighted Average LTVs are calculated at a property level and reflect the average property value in proportion to the outstanding mortgage.

The tables above set out the weighted average indexed LTV for the total Retail Ireland mortgage loan book which was 99% at 31 December 2013, 94% for Owner occupied mortgages and 115% for Buy to let mortgages. The weighted average indexed LTV for new Residential mortgages written during 2013 was 70%, 70% for Owner occupied mortgages and 53% for Buy to let mortgages.

Point in time property values are determined by reference to the original or latest property valuations held, indexed to the Residential Property Price Index published by the Central Statistics Office (CSO). The indexed LTV profile of the Retail Ireland mortgage loan book contained in Table 3c is based on the CSO Residential Property Price Index, at the applicable reporting date.

The CSO index for December 2013 reported that average national residential property prices were 46% below peak (31 December 2012: 50% below peak), with Dublin residential prices and outside of Dublin residential prices 49% and 47% below peak respectively (31 December 2012: 56% and 47% below peak respectively). The annual rate of increase in residential property prices was 6.4% as at 31 December 2013, compared to an annual rate of decline of 4.5% as at 31 December 2012. In the year, the market experienced the first year of average residential property price increases since 2007, with residential property prices in Dublin being the key driver of this improvement.

At 31 December 2013, €13.8 billion or 52% of Retail Ireland mortgages are in positive equity, 56% for Owner occupied mortgages and 36% for Buy to let mortgages.

At 31 December 2013, the total calculated negative equity in the Retail Ireland mortgage loan book was €3.0 billion (31 December 2012: €4.0 billion). The majority of Retail Ireland mortgage borrowers in negative equity continue to meet their mortgage repayments with €2.0 billion negative equity related to loans that were 'neither past due nor impaired' at 31 December 2013. Of the remaining €1.0 billion of calculated negative equity, €0.1 billion related to loans that were '1 - 90 days past due but not impaired' and €0.9 billion related to loans that were defaulted.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Loan to value profiles—defaulted loans

	Owner occupied		Buy to let		Total
TABLE 3d 31 December 2013 Loan to value (LTV) ratio of total Retail Ireland mortgages—defaulted loans
	€m	%	€m	%	€m	%
Less than 50%	117	6%	43	2%	160	4%
51% to 70%	145	7%	48	3%	193	5%
71% to 80%	101	5%	39	2%	140	4%
81% to 90%	116	6%	102	6%	218	6%
91% to 100%	153	7%	81	5%	234	6%

Subtotal	632	31%	313	18%	945	25%

101% to 120%	330	16%	245	14%	575	15%
121% to 150%	548	27%	647	37%	1,195	32%
151% to 180%	420	20%	358	21%	778	20%
Greater than 181%	121	6%	182	10%	303	8%

Subtotal	1,419	69%	1,432	82%	2,851	75%

Total	2,051	100%	1,745	100%	3,796	100%

	Owner occupied		Buy to let		Total
31 December 2012 Loan to value (LTV) ratio of total Retail Ireland mortgages—defaulted loans
	€m	%	€m	%	€m	%
Less than 50%	112	5%	37	2%	149	4%
51% to 70%	133	7%	42	3%	175	5%
71% to 80%	93	5%	33	2%	126	4%
81% to 90%	108	5%	79	5%	187	5%
91% to 100%	130	6%	62	4%	192	5%

Subtotal	576	28%	253	16%	829	23%

101% to 120%	293	15%	209	14%	502	14%
121% to 150%	515	25%	456	29%	971	27%
151% to 180%	412	20%	363	23%	775	21%
Greater than 181%	247	12%	286	18%	533	15%

Subtotal	1,467	72%	1,314	84%	2,781	77%

Total	2,043	100%	1,567	100%	3,610	100%

The tables above illustrate the indexed loan to value ratios at the applicable reporting dates for defaulted Retail Ireland mortgages. The ratios reflect the application of the CSO index at the applicable reporting date to the portfolio, capital reductions and out of course customer payments.

Of the defaulted Retail Ireland mortgages €0.9 billion or 25% are in positive equity (31 December 2012: €0.8 billion or 23%) while €2.9 billion or 75% are in negative equity at 31 December 2013 (31 December 2012: €2.8 billion or 77%).

For the defaulted category, 31% of the Owner occupied Retail Ireland mortgages (31 December 2012: 28%) and 18% of the Buy to let Retail Ireland mortgages (31 December 2012: 16%) are in positive equity at 31 December 2013.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Asset quality

Composition and impairment

	Total					Of which
TABLE 4 31 December 2013 Retail Ireland mortgages	Retail Ireland mortgages €m	Defaulted loans €m	Defaulted loans as % of advances %	Impairment provisions €m	Impairment provisions as % of defaulted loans %	Forborne Retail Ireland mortgages €m	Defaulted(1) forborne loans €m	Impairment provisions forborne Retail Ireland mortgages €m	Impairment provisions as % of defaulted forborne Retail Ireland mortgages %
Owner occupied mortgages	20,437	2,051	10.0%	869	42%	1,869	578	243	42%
Buy to let mortgages	6,263	1,745	27.9%	994	57%	657	207	115	56%

Total Retail Ireland	26,700	3,796	14.2%	1,863	49%	2,526	785	358	46%

	Total					Of which
31 December 2012 Retail Ireland mortgages	Retail Ireland mortgages €m	Defaulted loans €m	Defaulted loans as % of advances %	Impairment provisions €m	Impairment provisions as % of defaulted loans %	Forborne Retail Ireland mortgages €m	Defaulted(1) forborne loans €m	Impairment provisions forborne Retail Ireland mortgages €m	Impairment provisions as % of defaulted forborne Retail Ireland mortgages %
Owner occupied mortgages	20,815	2,043	9.8%	711	35%	1,707	546	165	30%
Buy to let mortgages	6,670	1,567	23.5%	741	47%	731	200	78	39%

Total Retail Ireland	27,485	3,610	13.1%	1,452	40%	2,438	746	243	33%

(1)
The 'defaulted loans' classification includes both accounts which were classified as 'defaulted loans' prior to the forbearance measure being put in place and also those loans which have moved from 'non-defaulted' loans during the year. The 'defaulted loans' classification does not indicate that the terms of the forbearance measure are not being met.

Defaulted Retail Ireland mortgages at 31 December 2013 were €3.8 billion or 14.2% of advances compared to €3.6 billion or 13.1% of advances at 31 December 2012. During 2013, the increase in value in defaulted loans in the overall mortgage portfolio was significantly lower than 2012, reflecting the effectiveness of the Group's operating infrastructure and mortgage resolution activity. A significant slowdown in the pace of arrears formation was experienced in the Owner occupied mortgage portfolio, reflecting the factors noted above, the Group's on-going strategy to assist customers in financial difficulty, together with improving economic conditions.

In addition, the pace of arrears formation in the Buy to let mortgage portfolio was slower during 2013 reflecting factors noted above, together with improved rental market conditions, particularly evident in primary urban areas.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Repossessions

At 31 December 2013, the Group had possession of properties held as security as follows:

	31 December 2013		31 December 2012
TABLE 5a Repossessions Retail Ireland mortgages	Number of repossessions at balance sheet date	Balance(1) outstanding before impairment provisions €m	Number of repossessions at balance sheet date	Balance(1) outstanding before impairment provisions €m
Owner occupied	129	37	96	25
Buy to let	85	26	84	30

Total residential repossessions	214	63	180	55

Disposals of repossessed properties

	31 December 2013		31 December 2012
TABLE 5b Disposals of repossessions Retail Ireland mortgages	Number of disposals during the year	Balance(1) outstanding after impairment provisions €m	Number of disposals during the year	Balance(1) outstanding after impairment provisions €m
Owner occupied	86	10	88	10
Buy to let	63	11	53	4

Total disposals	149	21	141	14

(1)
Balance outstanding before value of additional collateral applied.

During the year ended 31 December 2013, the Group disposed of 149 repossessed properties (31 December 2012: 141 repossessed properties were disposed).

The total contracted disposal proceeds were adequate to cover the balance outstanding after provisions and net of additional collateral held.

For the year ended 31 December 2013, the proceeds from disposals of Owner occupied repossessed properties were €10 million (31 December 2012: €10 million).

For the year ended 31 December 2013, the proceeds from disposals of Buy to let repossessed properties before value of additional collateral applied were €9 million (31 December 2012: €4 million).

In addition, the Group disposed of a further 166 properties through fixed charge receivers during the year (31 December 2012: 7).

Forbearance measures

Mortgage forbearance

The Group continues to offer a range of forbearance measures for customers in arrears or facing potential arrears on contracted mortgage repayments, in order to arrange, where viable, sustainable short term or longer term repayment solutions as appropriate.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Forbearance occurs when a borrower is granted a temporary or permanent agreed change to the contractual terms of a mortgage loan ('forbearance measure'), for reasons relating to the actual or apparent financial stress or distress of that borrower. If the agreed change to a mortgage loan granted to a borrower is not related to the actual or apparent financial stress or distress of that borrower, forbearance has not occurred. A mortgage loan which has an active 'forbearance measure' is a 'forborne' mortgage.

The Group has a well-established operating infrastructure in place to assess and, where appropriate, implement sustainable forbearance measures for customers. Forbearance requests are assessed on a case-by-case basis, taking due consideration of the individual circumstances and risk profile of the borrower to ensure, where possible, the most suitable and sustainable repayment arrangement is put in place.

The forbearance strategies adopted by the Group seek to maximise recoveries arising from non-repayment of debt, while providing suitable and sustainable forbearance options that are supportive of customers in challenged financial circumstances.

A forbearance request by the borrower will always be a trigger event for the Group to undertake an assessment of the customer's financial circumstances, ability to repay and impairment status. This assessment will determine the most appropriate course of action ensuring, where possible, the most suitable and sustainable repayment arrangement is put in place. Impaired forborne loans carry a specific provision. Probability of default factors for non-impaired forborne loans are empirically calculated, resulting in an IBNR provision.

It is the Group's policy to review the effectiveness or otherwise of forbearance measures over the lifetime of those measures.

A forbearance measure is considered to be effective where the risk profile of the borrower that is subject to the forbearance measure stabilises or improves over the measured time period, resulting in an improved outcome for the Group and the customer.

The effectiveness of forbearance is considered taking account of:

•
the strategy that is being followed is with a view to maximising recovery for the Group and providing a suitable option for the customer;

•
the intended outcome of the particular measure;

•
the nature of the measure being granted; and

•
the period over which the measure is granted.

The nature and type of forbearance measures include:

•
full interest: (step up to principal and interest) on the principal balance, on a temporary or longer term basis, with the principal balance unchanged;

•
reduced payment: (greater than full interest with step up to principal and interest) on the principal balance, on a temporary or longer term basis with the principal balance unchanged;

•
term extension: the original term of the mortgage is extended and the instalment is re-calculated to clear the outstanding mortgage debt over the remaining term;

•
capitalisation of arrears: the arrears are added to the principal outstanding on the mortgage and the instalment is recalculated to clear the outstanding mortgage debt over the remaining term;

•
hybrids: comprising a combination of forbearance measures; and

•
other: comprising primarily permanent restructures and an element of temporary payment suspensions.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

The table below sets out Retail Ireland mortgages (before impairment provisions) forborne loan stock(1) subject to active forbearance measures at 31 December 2013.

	Non-defaulted loans		Defaulted loans(2)		All loans
TABLE 6a 31 December 2013 Formal forbearance measures—Retail Ireland mortgages (before impairment provisions)	Balance €m	Number of accounts(3)	Balance €m	Number of accounts(3)	Balance €m	Number of accounts(3)
Owner occupied
Full interest	205	1,452	116	785	321	2,237
Reduced payment (greater than full interest)	262	1,787	240	1,326	502	3,113
Term extension	351	3,923	96	835	447	4,758
Capitalisation of arrears	194	1,384	33	160	227	1,544
Hybrids(4)	256	1,775	73	468	329	2,243
Other	23	126	20	114	43	240

Total	1,291	10,447	578	3,688	1,869	14,135

Buy to let
Full interest	97	438	62	267	159	705
Reduced payment (greater than full interest)	101	466	60	270	161	736
Term extension	132	917	29	180	161	1,097
Capitalisation of arrears	30	170	22	70	52	240
Hybrids(4)	89	423	34	123	123	546
Other	1	4	—	3	1	7

Total	450	2,418	207	913	657	3,331

Total
Full interest	302	1,890	178	1,052	480	2,942
Reduced payment (greater than full interest)	363	2,253	300	1,596	663	3,849
Term extension	483	4,840	125	1,015	608	5,855
Capitalisation of arrears	224	1,554	55	230	279	1,784
Hybrids(4)	345	2,198	107	591	452	2,789
Other	24	130	20	117	44	247

Total	1,741	12,865	785	4,601	2,526	17,466

(1)
Comprises the stock position of forbearance measures (agreed since November 2008). Where a mortgage loan was granted a full interest forbearance measure for a defined period of time and this measure has expired prior to or on 31 December 2013, this mortgage loan is not included in the stock of active forbearance measures.

(2)
The 'defaulted loans' classification includes both accounts which were classified as 'defaulted loans' prior to the forbearance measure being put in place and also those loans which have moved from 'non-defaulted loans' during the year. The 'defaulted loans' classification does not indicate that the terms of the forbearance measure are not being met.

(3)
The number of accounts does not equate to either the number of customers or the number of properties.

(4)
Hybrids were reported at 31 December 2012 within 'Other' and for 31 December 2013 are reported as a separate category.

Comparative figures have been adjusted where necessary, to conform with changes in presentation or where additional analysis has been provided in the current year.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

	Non-defaulted loans		Defaulted loans(2)		All loans
31 December 2012 Formal forbearance measures(1)—Retail Ireland mortgages (before impairment provisions)	Balance €m	Number of accounts(3)	Balance €m	Number of accounts(3)	Balance €m	Number of accounts(3)
Owner occupied
Full interest	450	3,062	392	2,628	842	5,690
Reduced payment (greater than full interest)	307	1,589	94	402	401	1,991
Term extension	233	2,657	26	276	259	2,933
Capitalisation of arrears	76	592	6	21	82	613
Hybrids(4)	76	566	11	98	87	664
Other	19	108	17	96	36	204

Total	1,161	8,574	546	3,521	1,707	12,095

Buy to let
Full interest	182	914	110	584	292	1,498
Reduced payment (greater than full interest)	215	860	56	187	271	1,047
Term extension	81	609	16	73	97	682
Capitalisation of arrears	13	72	10	29	23	101
Hybrids(4)	40	171	7	32	47	203
Other	—	1	1	5	1	6

Total	531	2,627	200	910	731	3,537

Total
Full interest	632	3,976	502	3,212	1,134	7,188
Reduced payment (greater than full interest)	522	2,449	150	589	672	3,038
Term extension	314	3,266	42	349	356	3,615
Capitalisation of arrears	89	664	16	50	105	714
Hybrids(4)	116	737	18	130	134	867
Other	19	109	18	101	37	210

Total	1,692	11,201	746	4,431	2,438	15,632

(1)
Comprises the stock position of forbearance measures (agreed since November 2008). Where a mortgage loan was granted a full interest forbearance measure for a defined period of time and this measure has expired prior to or on 31 December 2012, this mortgage loan is not included in the stock of active forbearance measures.

(2)
The 'defaulted loans' classification includes both accounts which were classified as 'defaulted loans' prior to the forbearance measure being put in place and also those loans which have moved from 'non-defaulted loans' during the year. The 'defaulted loans' classification does not indicate that the terms of the forbearance measure are not being met.

(3)
The number of accounts does not equate to either the number of customers or the number of properties.

(4)
Hybrids were reported at 31 December 2012 within 'Other' and for 31 December 2013 are reported as a separate category. The table above has been restated on this basis.

Comparative figures have been adjusted where necessary, to conform with changes in presentation or where additional analysis has been provided in the current year.

The total number of accounts in forbearance has increased from 15,632 at 31 December 2012 to 17,466 accounts at 31 December 2013. The balances on accounts in forbearance have increased from €2.4 billion

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

at 31 December 2012 to €2.5 billion at 31 December 2013. This overall increase reflects the Group's progress in implementing end state restructure and resolution strategies.

For Owner occupied mortgages, 14,135 accounts or €1.9 billion are in forbearance at 31 December 2013 (31 December 2012: 12,095 accounts or €1.7 billion). For Buy to let mortgages, 3,331 accounts or €0.7 billion are in forbearance at 31 December 2013 (31 December 2012: 3,537 accounts or €0.7 billion).

Furthermore, in the month of December 2013, there were a further 1,724 existing arrears accounts not classified as forborne, whereby the borrower has met their contractual payment and made an additional payment towards their arrears balance (31 December 2012: 1,988 accounts).

In addition to the forbearance pertaining to Buy to let mortgages, the Group has a strategy to appoint fixed charge receivers. At 31 December 2013, there were 1,385 properties where a fixed charge receiver had been appointed or approved, compared to 1,105 properties at 31 December 2012.

Term extension is the largest forbearance category by number of accounts with 5,855 accounts at 31 December 2013 (31 December 2012: 3,615 accounts), followed by reduced payment (greater than full interest) with 3,849 accounts at 31 December 2013 (31 December 2012: 3,038 accounts).

A total of 1,548 accounts or €0.2 billion new term extensions were extended during the year. A further 1,125 accounts or €0.1 billion changed to term extension from another forbearance measure, while 293 accounts or €34 million changed forbearance measure. A reduction of 140 accounts relates to redeemed accounts; a reduction of €25 million was due to those redeemed accounts and principal repayments made during the year.

Reduced payment (greater than full interest with step up to full capital and interest) increased to 3,849 accounts or €0.7 billion at 31 December 2013, compared to 3,038 accounts or €0.7 billion at 31 December 2012. A total of 2,140 accounts or €0.3 billion of new reduced payment (greater than full interest with step up to full capital and interest) forbearance measures were extended during the year. A further 887 accounts or €0.2 billion changed their forbearance measure to reduced payment (greater than full interest), while 746 accounts or €148 million changed to another forbearance measure. A total of 1,413 accounts or €0.3 billion exited during the year. A reduction of 57 accounts relates to redeemed accounts; a reduction of €35 million was due to those redeemed accounts and principal repayments made during the year.

At 31 December 2013, 2,942 accounts or €0.5 billion were subject to full interest forbearance compared to 7,188 accounts or €1.1 billion at 31 December 2012. A total of 1,629 accounts or €0.3 billion of new full interest forbearance measures were extended during the year, 139 accounts or €27 million changed to full interest, while 2,206 accounts or €0.3 billion changed from full interest to another forbearance measure. A total of 3,622 accounts or €0.6 billion exited forbearance during the year. A reduction of 186 accounts relates to redeemed accounts; a reduction of €25 million was due to those redeemed accounts and principal repayments made during the year.

Hybrids increased to 2,789 accounts or €0.5 billion at 31 December 2013 from 867 accounts or €0.1 billion at 31 December 2012. A total of 1,145 accounts or €0.2 billion new hybrid measures were put in place during the year, 1,147 accounts or €0.2 billion changed from another forbearance measure to hybrid, while 343 accounts or €51 million changed to another forbearance measure. A reduction of 27 accounts relates to redeemed accounts; a reduction of €9 million was due to those redeemed accounts and principal repayments made during the year.

Capitalisations of arrears increased to 1,784 accounts or €0.3 billion at 31 December 2013 from 714 accounts or €0.1 billion at 31 December 2012. A total of 786 accounts or €0.1 billion had capitalisation of arrears applied during the year. A further 389 accounts or €67 million changed to capitalisation of arrears

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

from another forbearance measure, while 93 accounts or €10 million changed to another forbearance measure. A reduction of 12 accounts relates to redeemed accounts; a reduction of €5 million was due to those redeemed accounts and principal repayments made during the year.

'Other' forbearance measures, increased to 247 accounts or €44 million at 31 December 2013 from 210 accounts or €37 million at 31 December 2012.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

The following table shows the movement in the stock of active forborne Retail Ireland mortgages (before impairment provisions) during the year ended 31 December 2013.

	Owner occupied		Buy to let		All loans
TABLE 6b Reconciliation of forborne loan stock by non-default/default status—Retail Ireland mortgages (before impairment provisions)
	Balance €m	Number of accounts(1)	Balance €m	Number of accounts(1)	Balance €m	Number of accounts(1)
All
Opening balance at 1 January 2013	1,707	12,095	731	3,537	2,438	15,632
New forbearance extended	841	6,039	278	1,375	1,119	7,414
Exited forbearance
—Improved to or remained in non-default	(333)	(2,126)	(157)	(774)	(490)	(2,900)
—Improved/stabilised and remained in default	(118)	(742)	(59)	(281)	(177)	(1,023)
—Disimproved to or within default	(161)	(819)	(104)	(406)	(265)	(1,225)
—Redemptions, principal repayments and other	(67)	(312)	(32)	(120)	(99)	(432)
Transfers within forbearance between non-defaulted and defaulted loans	—	—	—	—	—	—

Closing balance at 31 December 2013	1,869	14,135	657	3,331	2,526	17,466

Non-defaulted loans
Opening balance at 1 January 2013	1,161	8,574	531	2,627	1,692	11,201
New forbearance extended	530	4,045	169	898	699	4,943
Exited forbearance
—Remained in non-default	(303)	(1,900)	(150)	(732)	(453)	(2,632)
—Disimproved to default	(62)	(319)	(61)	(244)	(123)	(563)
—Redemptions, principal repayments and other	(60)	(255)	(24)	(89)	(84)	(344)
Transfers within forbearance between non-defaulted and defaulted loans	25	302	(15)	(42)	10	260

Closing balance at 31 December 2013	1,291	10,447	450	2,418	1,741	12,865

Defaulted loans
Opening balance at 1 January 2013	546	3,521	200	910	746	4,431
New forbearance extended	311	1,994	109	477	420	2,471
Exited forbearance
—Improved to non-default	(30)	(226)	(7)	(42)	(37)	(268)
—Improved/stabilised and remained in default	(118)	(742)	(59)	(281)	(177)	(1,023)
—Disimproved and remained in default	(99)	(500)	(43)	(162)	(142)	(662)
—Redemptions, principal repayments and other	(7)	(57)	(8)	(31)	(15)	(88)
Transfers within forbearance between non-defaulted and defaulted loans	(25)	(302)	15	42	(10)	(260)

Closing balance at 31 December 2013	578	3,688	207	913	785	4,601

(1)
The number of accounts does not equate to either the number of customers or the number of properties.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

The table above illustrates the movement in forborne accounts and balances between 1 January 2013 and 31 December 2013 and illustrates the following:

•
Those accounts for which new forbearance measures were put in place during the year;

•
Those accounts which exited forbearance measures during the year, either:

–
Improved to or remained in non-default

–
Improved/stabilised and remained in default

–
Disimproved to or within default

–
Redeemed (i.e. whereby the outstanding balance has been repaid in full) or balances reduced due to principal repayments (i.e. payments made to reduce the outstanding loan balance on accounts which were in the forbearance stock at 1 January 2013 and remained in forbearance stock at 31 December 2013); and

•
Those accounts and balances which transferred between non-defaulted loans and defaulted loans but remained in forbearance.

The defaulted loan classification does not indicate that the terms of the forbearance measure have not been met. The 'non-default/default' status of accounts which exited forbearance during the year is determined at the date of exit.

A total of 17,466 accounts or €2.5 billion of account balances were in forbearance at 31 December 2013, compared to 15,632 accounts or €2.4 billion at 31 December 2012. Of these, 7,414 accounts or €1.1 billion new forbearance measures were put in place during the year, of which 4,943 accounts or €0.7 billion were classified as 'non-defaulted loans' while 2,471 accounts or €0.4 billion were classified as 'defaulted loans'. Of those that exited forbearance during the year 2,900 accounts or €0.5 billion improved to or remained in non-default, 1,023 accounts or €0.2 billion remained in default with improved or stabilised arrears and 1,225 accounts or €0.3 billion disimproved arrears to or within default. A reduction in the forbearance stock of 432 accounts relates to redeemed accounts during the year; a reduction of €0.1 billion was due to those redeemed accounts and principal repayments made during the year.

For Owner occupied mortgages, 14,135 accounts or €1.9 billion of account balances were in forbearance at 31 December 2013 compared to 12,095 accounts or €1.7 billion at 31 December 2012. Of these, 6,039 accounts or €0.8 billion new forbearance were measures put in place during the year of which 4,045 accounts or €0.5 billion were classified as 'non-defaulted loans', while 1,994 accounts or €0.3 billion were classified as 'defaulted loans'. Of those that exited forbearance during the year 2,126 accounts or €0.3 billion improved to or remained in non-default, 742 accounts or €0.1 billion remained in default with improved or stabilised arrears and 819 accounts or €0.2 billion disimproved arrears to or within default. A reduction of 312 accounts relates to redeemed accounts during the year; a reduction of €67 million was due to those redeemed accounts and principal repayments made during the year.

For Buy to let mortgages, 3,331 accounts or €0.7 billion of account balances were in forbearance at 31 December 2013 compared to 3,537 accounts or €0.7 billion at 31 December 2012. Of these, 1,375 accounts or €0.3 billion were new forbearance measures put in place during the year of which 898 accounts or €0.2 billion were classified as 'non-defaulted loans' while 477 accounts or €0.1 billion were classified as 'defaulted loans'. Of those that exited forbearance during the year 774 accounts or €0.2 billion improved to or remained in non-default, 281 accounts or €59 million remained in default with improved or stabilised arrears and 406 accounts or €0.1 billion disimproved arrears to or within default. A reduction of 120

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

accounts relates to redeemed accounts during the year; a reduction of €32 million was due to those redeemed accounts and principal repayments made during the year.

Mortgage Arrears

The Group has invested in its Mortgage Arrears Resolution Strategy (MARS), its infrastructure and continues to implement restructuring and resolution options for customers. The increased activity in forbearance measures reflects the on-going effectiveness of the Group's MARS strategy in supporting customers encountering mortgage difficulties.

The revised Code of Conduct on Mortgage Arrears as published by the Central Bank of Ireland, became effective 1 July 2013, with a six month implementation deadline. The Group has implemented the requirements of the revised Code.

The Group's defined Mortgage Arrears Resolution Strategy relating to both Owner occupied and Buy to let mortgages, seeks to maximise recoveries arising from non repayment of customer mortgages while ensuring that customers are treated with respect through the arrears management and resolution process.

The Group has participated in the Central Bank led pilot scheme for consumer Multi-Debt restructuring. This pilot provided a framework that sought to agree where possible, sustainable restructure arrangements on both unsecured and mortgage debt between participating lenders, without requiring the customer to engage separately with each lender.

Personal Insolvency Act 2012

The Personal Insolvency Act 2012 ('the Act'), enacted on the 26th of December 2012, provides for three debt resolution options for consumers deemed to have unsustainable indebtedness levels. These options are alternatives to bankruptcy and the Act also amends the existing bankruptcy regime. The Insolvency Service of Ireland (ISI) began accepting submissions from authorised Personal Insolvency Practitioners and Approved Intermediaries for these resolution options in September 2013, following the establishment of the necessary infrastructure and the enactment of the required statutory instruments under the Act. The revised bankruptcy regime came into effect in December 2013. The Group has an operating infrastructure in place to support the management of all relevant applications under the Act.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Loan to value profiles—forborne loans

	Owner occupied		Buy to let		Total
TABLE 7a 31 December 2013 Loan to value (LTV) ratio of forborne Retail Ireland mortgages
	€m	%	€m	%	€m	%
Less than 50%	199	11%	37	6%	236	9%
51% to 70%	199	11%	44	7%	243	10%
71% to 80%	130	7%	30	4%	160	6%
81% to 90%	145	7%	71	11%	216	9%
91% to 100%	152	8%	59	9%	211	8%

Subtotal	825	44%	241	37%	1,066	42%
101% to 120%	346	19%	129	20%	475	19%
121% to 150%	427	23%	192	29%	619	25%
151% to 180%	230	12%	54	8%	284	11%
Greater than 181%	41	2%	41	6%	82	3%

Subtotal	1,044	56%	416	63%	1,460	58%

Total	1,869	100%	657	100%	2,526	100%

	Owner occupied		Buy to let		Total
31 December 2012 Loan to value (LTV) ratio of forborne Retail Ireland mortgages
	€m	%	€m	%	€m	%
Less than 50%	153	9%	31	4%	184	8%
51% to 70%	150	9%	52	7%	202	8%
71% to 80%	101	6%	28	4%	129	5%
81% to 90%	119	7%	56	8%	175	7%
91% to 100%	137	8%	50	7%	187	8%

Subtotal	660	39%	217	30%	877	36%
101% to 120%	274	16%	139	19%	413	17%
121% to 150%	388	23%	192	26%	580	24%
151% to 180%	249	14%	104	14%	353	14%
Greater than 181%	136	8%	79	11%	215	9%

Subtotal	1,047	61%	514	70%	1,561	64%

Total	1,707	100%	731	100%	2,438	100%

The tables above illustrate the indexed loan to value ratios for total Retail Ireland forborne mortgages. The ratios reflect the application of the CSO index at the applicable reporting date to the portfolio, capital reductions, out of course customer payments and movements in forbearance stock.

Of the total Retail Ireland mortgages with active forbearance measures in place €1.1 billion or 42% are in positive equity (31 December 2012: €0.9 billion or 36%) while €1.5 billion or 58% are in negative equity at 31 December 2013 (31 December 2012: €1.6 billion or 64%). 44% of forborne Owner occupied mortgages (31 December 2012: 39%) and 37% of forborne Buy to let mortgages (31 December 2012: 30%) are in positive equity at 31 December 2013.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Loan to value profiles—defaulted forborne loans

	Owner occupied		Buy to let		Total
TABLE 7b 31 December 2013 Loan to value (LTV) ratio of forborne Retail Ireland mortgages—defaulted loans
	€m	%	€m	%	€m	%
Less than 50%	39	7%	8	4%	47	6%
51% to 70%	46	8%	9	4%	55	7%
71% to 80%	34	6%	7	3%	41	5%
81% to 90%	33	5%	13	6%	46	6%
91% to 100%	46	8%	18	9%	64	8%

Subtotal	198	34%	55	26%	253	32%
101% to 120%	103	18%	38	18%	141	18%
121% to 150%	151	26%	79	38%	230	29%
151% to 180%	108	19%	23	12%	131	17%
Greater than 181%	18	3%	12	6%	30	4%

Subtotal	380	66%	152	74%	532	68%

Total	578	100%	207	100%	785	100%

	Owner occupied		Buy to let		Total
31 December 2012 Loan to value (LTV) ratio of forborne Retail Ireland mortgages—defaulted loans
	€m	%	€m	%	€m	%
Less than 50%	36	7%	6	3%	42	6%
51% to 70%	40	7%	10	5%	50	7%
71% to 80%	28	5%	4	2%	32	4%
81% to 90%	32	6%	15	7%	47	6%
91% to 100%	37	7%	11	6%	48	6%

Subtotal	173	32%	46	23%	219	29%
101% to 120%	80	15%	37	19%	117	16%
121% to 150%	137	25%	57	28%	194	26%
151% to 180%	99	18%	33	16%	132	18%
Greater than 181%	57	10%	27	14%	84	11%

Subtotal	373	68%	154	77%	527	71%

Total	546	100%	200	100%	746	100%

The tables above illustrate the indexed loan to value ratios for defaulted Retail Ireland forborne mortgages. The ratios reflect the application of the CSO index at the applicable reporting date to the portfolio, capital reductions, out of course customer payments and movements in forbearance stock.

Of the defaulted Retail Ireland mortgages with active forbearance measures in place, €0.3 billion or 32% are in positive equity (31 December 2012: €0.2 billion or 29%), while €0.5 billion or 68% are in negative equity at 31 December 2013 (31 December 2012: €0.5 billion or 71%). 34% of the Owner occupied Retail Ireland mortgages (31 December 2012: 32%) and 26% of the Buy to let Retail Ireland mortgages (31 December 2012: 23%) are in positive equity at 31 December 2013.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

RETAIL UK MORTGAGES

The following disclosures refer to the Retail UK mortgage loan book. These provide additional detail and analysis on the composition and quality of this loan book.

The Group has a long established infrastructure for the origination, underwriting and management of its mortgage portfolio. The processes of underwriting through to account management are centralised and no delegated discretions are in operation outside the centralised units. The mortgage process is comprehensively documented process with documentary evidence of key borrower information including an independent valuation of the security property.

Retail UK mortgage origination lending policy and guidelines are subject to annual governance. Each applicant is primarily assessed based on their ability and capacity to repay the loan. In addition to the above, the credit worthiness of the applicant, value of the property and the individual circumstances of the applicant are key factors in the underwriting decision.

At 31 December 2013, lending criteria for the Retail UK mortgage portfolio include:

•
repayment capacity of the borrower;

•
loan to value (LTV) limits;

•
mortgage term duration; and

•
loan specific terms and conditions.

BOOK COMPOSITION

Loan volumes

TABLE 1 Retail UK mortgages—Volumes (before impairment provisions)	31 December 2013 £m	31 December 2012 £m
Standard mortgages	9,236	10,026
Buy to let mortgages	8,302	8,812
Self certified mortgages	3,259	3,640

Total Retail UK mortgages	20,797	22,478

Retail UK mortgages were £20.8 billion at 31 December 2013 compared to £22.5 billion at 31 December 2012. The decrease of £1.68 billion or 7.5% reflects muted demand for new mortgages in the early part of the year and a deleveraging programme for existing customers. The Group's withdrawal from the intermediary sourced mortgage market in January 2009 remains in place which continues to impact on new business volumes.

New mortgage business continues to be sourced through the Group's relationship with the UK Post Office and through the branch network in Northern Ireland.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Of the £9.2 billion standard mortgages, 57% are on a 'principal and interest'(1) repayment basis (31 December 2012: 54%). Of the Self certified mortgages of £3.3 billion, 22% are on a 'principal and interest' repayment basis (31 December 2012: 23%). Of the Buy to let mortgages of £8.3 billion, 9% are on a 'principal and interest' repayment basis (31 December 2012: 10%). Overall 68% of the UK Retail mortgage portfolio at 31 December 2013 are on an 'interest only'(2) repayment basis.

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

Origination profile

	Total Retail UK mortgage loan book		Defaulted loans
TABLE 2 31 December 2013 Origination profile of Retail UK mortgage loan book (before impairment provisions)	Balance £m	Number of accounts(1)	Balance £m	Number of accounts(1)
1996 and before	222	6,647	13	349
1997	45	1,120	1	23
1998	69	1,645	2	35
1999	84	2,029	2	25
2000	105	2,207	2	34
2001	221	3,329	4	41
2002	284	3,913	8	80
2003	644	7,335	23	177
2004	721	7,913	25	188
2005	1,794	16,387	53	370
2006	2,626	23,144	77	510
2007	4,382	36,168	112	758
2008	5,454	44,228	159	1,040
2009	1,003	8,001	8	66
2010	829	5,918	2	16
2011	623	4,302	1	8
2012	792	4,625	—	3
2013	899	4,909	—	1

Total	20,797	183,820	492	3,724

(1)
The number of accounts does not equate to the number of customers.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

	Total Retail UK mortgage loan book		Defaulted loans
31 December 2012 Origination profile of Retail UK mortgage loan book (before impairment provisions)	Balance £m	Number of accounts(1)	Balance £m	Number of accounts(1)
1996 and before	306	8,759	8	175
1997	58	1,383	1	15
1998	96	2,137	1	17
1999	106	2,408	1	19
2000	133	2,642	2	22
2001	271	3,926	4	31
2002	341	4,563	7	67
2003	775	8,816	20	151
2004	831	8,892	23	177
2005	1,976	17,806	55	386
2006	2,904	25,254	69	472
2007	4,842	39,368	128	851
2008	6,055	48,586	194	1,229
2009	1,126	8,727	10	85
2010	1,031	6,979	2	14
2011	791	5,149	1	6
2012	836	4,772	—	1

Total	22,478	200,167	526	3,718

(1)
The number of accounts does not equate to the number of customers.

The tables above illustrate that at 31 December 2013, £4.2 billion or 20% of the Retail UK mortgage loan book originated before 2006, £12.5 billion or 60% between 2006 and 2008 and £4.1 billion or 20% in the years since.

The fall off in originations since 2008 is primarily due to the Group's withdrawal from the intermediary sourced mortgage market in the UK.

Defaulted Retail UK mortgages were £0.5 billion (31 December 2012: £0.5 billion) or 2% of the Retail UK mortgage loan book at 31 December 2013, of which £0.4 billion or 1.7% were originated between 2006 and 2008.

Risk profile

	Standard		Buy to let		Self certified		Total
TABLE 3a 31 December 2013 Risk profile of Retail UK mortgage loan book (before impairment provisions)
	£m	%	£m	%	£m	%	£m	%
Neither past due nor impaired	8,763	94%	7,885	95%	2,724	84%	19,372	94%
1-90 days past due but not impaired	327	4%	249	3%	357	11%	933	4%
Defaulted loans	146	2%	168	2%	178	5%	492	2%

Total Retail UK mortgages	9,236	100%	8,302	100%	3,259	100%	20,797	100%

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

	Standard		Buy to let		Self certified		Total
31 December 2012 Risk profile of Retail UK mortgage loan book (before impairment provisions)
	£m	%	£m	%	£m	%	£m	%
Neither past due nor impaired	9,503	95%	8,315	95%	3,057	84%	20,875	93%
1-90 days past due but not impaired	383	4%	287	3%	407	11%	1,077	5%
Defaulted loans	140	1%	210	2%	176	5%	526	2%

Total Retail UK mortgages	10,026	100%	8,812	100%	3,640	100%	22,478	100%

The above tables illustrate that £19.4 billion or 94% of the total Retail UK mortgage loan book at 31 December 2013 was classified as 'neither past due nor impaired' compared to £20.9 billion or 93% at 31 December 2012.

The '1-90 days past due but not impaired' category amounted to £0.9 billion or 4% of the total Retail UK mortgage loan book at 31 December 2013 compared to £1.1 billion or 5% at 31 December 2012.

The defaulted loans category amounted to £0.5 billion or 2% of the total Retail UK mortgage loan book at 31 December 2013 compared to £0.5 billion or 2% at 31 December 2012.

Defaulted Standard mortgages increased marginally to £146 million at 31 December 2013 from £140 million at 31 December 2012.

Defaulted Buy to let mortgages reduced from £210 million at 31 December 2012 to £168 million at 31 December 2013 driven by low interest rates and rental increases allowing borrowers to clear arrears.

Defaulted Self certified mortgages remained broadly stable at £178 million at 31 December 2013 compared to £176 million at 31 December 2012.

The Buy to let portfolio reduced by £510 million or 5.8% in 2013 while the Self certified portfolio reduced by £381 million or 10.5% in the same period.

Arrears profile

TABLE 3b Mortgage arrears—Defaulted loans (number of accounts)	31 December 2013%	30 June 2013%	31 December 2012%
Standard mortgages	1.69%	1.43%	1.27%
Buy to let mortgages	1.76%	1.73%	1.97%
Self certified mortgages	4.27%	4.05%	3.71%

Mortgage arrears—Defaulted loans (value)	31 December 2013%	30 June 2013%	31 December 2012%
Standard mortgages	1.58%	1.53%	1.39%
Buy to let mortgages	2.02%	2.08%	2.38%
Self certified mortgages	5.46%	5.26%	4.84%

Data published by the Council Mortgage Lenders (CML) for December 2013 indicates that the proportion of the Retail UK mortgage book in default (greater than 90 days but excluding possessions and receivership cases) remains below the UK industry average across all segments at 1.68% (Retail UK: 1.48%).

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Loan to value profiles—total loans

							Total Retail UK mortgage portfolio
	Standard		Buy to let		Self certified
TABLE 3c 31 December 2013 Loan to value (LTV) ratio of total Retail UK mortgages
	£m	%	£m	%	£m	%	£m	%
Less than 50%	1,774	19%	1,025	12%	350	11%	3,149	15%
51% to 70%	2,079	22%	2,901	35%	885	27%	5,865	28%
71% to 80%	1,916	21%	1,890	23%	786	24%	4,592	22%
81% to 90%	1,691	18%	1,355	16%	723	22%	3,769	18%
91% to 100%	1,007	11%	781	10%	403	13%	2,191	11%

Subtotal	8,467	91%	7,952	96%	3,147	97%	19,566	94%
101% to 120%	634	7%	283	3%	93	3%	1,010	5%
121% to 150%	82	1%	45	1%	9	—	136	1%
Greater than 150%	53	1%	22	—	10	—	85	—

Subtotal	769	9%	350	4%	112	3%	1,231	6%

Total	9,236	100%	8,302	100%	3,259	100%	20,797	100%

Weighted average LTV(1):
Stock of Retail UK mortgages at year end(1)		71%		71%		73%		71%
New Retail UK mortgages during year(1)		70%		65%		n/a		70%

							Total Retail UK mortgage portfolio
	Standard		Buy to let		Self certified
31 December 2012 Loan to value (LTV) ratio of total Retail UK mortgages
	£m	%	£m	%	£m	%	£m	%
Less than 50%	1,849	18%	776	9%	314	9%	2,939	13%
51% to 70%	1,498	15%	2,183	24%	678	19%	4,359	19%
71% to 80%	1,557	16%	1,986	23%	746	20%	4,289	19%
81% to 90%	2,033	20%	1,918	22%	902	24%	4,853	22%
91% to 100%	1,571	16%	1,248	14%	724	20%	3,543	16%

Subtotal	8,508	85%	8,111	92%	3,364	92%	19,983	89%
101% to 120%	1,340	13%	628	7%	258	7%	2,226	10%
121% to 150%	126	1%	54	1%	13	1%	193	1%
Greater than 150%	52	1%	19	—	5	—	76	—

Subtotal	1,518	15%	701	8%	276	8%	2,495	11%

Total	10,026	100%	8,812	100%	3,640	100%	22,478	100%

Weighted average LTV(1):
Stock of Retail UK mortgages at year end(1)		76%		76%		78%		76%
New Retail UK mortgages during year(1)		77%		71%		n/a		76%

(1)
Weighted Average LTVs are calculated at a property level and reflect the average of property values in proportion to the outstanding mortgage.

The table above sets out the weighted average indexed LTV for the total Retail UK mortgage loan book, which was 71% at 31 December 2013, 71% for Standard mortgages, 73% for Self certified mortgages and 71% for Buy to let mortgages. The weighted average LTV for new Residential mortgages written during 2013 was 70%, 70% for Standard mortgages and 65% for Buy to let mortgages.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Property values are determined by reference to the original or latest property valuations held, indexed to the 'Nationwide UK House Price Index' published by the UK's Nationwide Building Society. In tables 3c and 3d the December 2013 or December 2012 'Nationwide UK House Price Index' as appropriate, is the index applied to the relevant valuations.

At 31 December 2013, £19.6 billion (94%) of the Retail UK mortgage book was in positive equity, comprising £8.5 billion or 91% of Standard mortgages, £8.0 billion or 96% of Buy to let mortgages and £3.1 billion or 97% of Self certified mortgages. This improvement reflects the upward movement in house prices in the year with house prices increasing by 8.4% on average across the UK together with capital reductions and principal repayments.

At 31 December 2013, the total calculated negative equity in the Retail UK mortgage book was £116 million, which comprised £101 million (87%) related to mortgages classified as 'neither past due nor impaired', £5 million (4%) related to mortgages classified as '1-90 days past due but not impaired' and £10 million (9%) related to mortgages that were defaulted.

Loan to value profiles—defaulted loans

	Standard		Buy to let		Self certified		Total
TABLE 3d 31 December 2013 Loan to value (LTV) ratio of total Retail UK mortgages—defaulted loans
	£m	%	£m	%	£m	%	£m	%
Less than 50%	28	19%	10	6%	6	3%	44	9%
51% to 70%	25	17%	35	21%	33	19%	93	19%
71% to 80%	20	14%	34	20%	38	21%	92	19%
81% to 90%	25	17%	30	18%	43	24%	98	19%
91% to 100%	20	13%	32	19%	40	22%	92	19%

Subtotal	118	80%	141	84%	160	89%	419	85%
101% to 120%	21	14%	20	12%	12	7%	53	11%
121% to 150%	5	4%	5	3%	3	2%	13	3%
Greater than 150%	2	2%	2	1%	3	2%	7	1%

Subtotal	28	20%	27	16%	18	11%	73	15%

Total	146	100%	168	100%	178	100%	492	100%

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

	Standard		Buy to let		Self certified		Total
31 December 2012 Loan to value (LTV) ratio of total Retail UK mortgages—defaulted loans
	£m	%	£m	%	£m	%	£m	%
Less than 50%	16	11%	5	2%	4	2%	25	5%
51% to 70%	20	14%	21	10%	16	9%	57	11%
71% to 80%	19	14%	30	14%	27	15%	76	14%
81% to 90%	21	15%	46	22%	42	24%	109	21%
91% to 100%	21	15%	46	22%	50	28%	117	22%

Subtotal	97	69%	148	70%	139	78%	384	73%
101% to 120%	34	25%	47	23%	31	19%	112	21%
121% to 150%	7	5%	11	5%	2	1%	20	4%
Greater than 150%	2	1%	4	2%	4	2%	10	2%

Subtotal	43	31%	62	30%	37	22%	142	27%

Total	140	100%	210	100%	176	100%	526	100%

ASSET QUALITY

Composition and impairment

						Of which
	Total
									Impairment provisions as % of defaulted forborne Retail UK mortgages %
TABLE 4 31 December 2013 Retail UK mortgages	Retail UK mortgages £m	Defaulted loans £m	Defaulted loans as % of advances %	Impairment provisions £m	Impairment provisions as % of defaulted loans %	Forborne Retail UK mortgages £m	Defaulted(1) forborne loans £m	Impairment provisions forborne Retail UK mortgages £m
Standard mortgages	9,236	146	1.6%	34	23%	106	10	1	10%
Buy to let mortgages	8,302	168	2.0%	51	30%	48	3	1	33%
Self certified mortgages	3,259	178	5.5%	31	17%	78	12	2	17%

Total Retail UK	20,797	492	2.4%	116	24%	232	25	4	16%

						Of which
	Total
									Impairment provisions as % of defaulted forborne Retail UK mortgages %
31 December 2012 Retail UK mortgages	Retail UK mortgages £m	Defaulted loans £m	Defaulted loans as % of advances %	Impairment provisions £m	Impairment provisions as % of defaulted loans %	Forborne Retail UK mortgages £m	Defaulted(1) forborne loans £m	Impairment provisions forborne Retail UK mortgages £m
Standard mortgages	10,026	140	1.4%	34	24%	129	13	1	8%
Buy to let mortgages	8,812	210	2.4%	55	26%	51	5	1	20%
Self certified mortgages	3,640	176	4.8%	27	15%	83	12	1	8%

Total Retail UK	22,478	526	2.3%	116	22%	263	30	3	10%

(1)
The 'defaulted loans' classification includes both accounts which were classified as 'defaulted loans' prior to the forbearance measure being put in place and also those loans which have moved from 'non-defaulted' loans during the year. The 'defaulted loans' classification does not indicate that the terms of the forbearance measure are not being met.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

At 31 December 2013 total Retail UK mortgages had decreased by £1.7 billion or 7.5% to £20.8 billion (31 December 2012: £22.5 billion). This decrease is attributable to natural redemption rates and a deleveraging programme.

Defaulted Retail UK mortgages were £492 million at 31 December 2013 compared to £526 million at 31 December 2012 attributable to an increase in Standard mortgages of £6 million and Self certified mortgages of £2 million with a decrease in Buy to let mortgages of £42 million compared to 31 December 2012.

The overall impairment provision coverage ratio on the defaulted Retail UK mortgages book has increased marginally to 24% (31 December 2012: 22%).

Repossessions

At 31 December 2013, the Group had possession of properties held as security as follows:

	31 December 2013		31 December 2012
TABLE 5a Repossessions Retail UK mortgages	Number of repossessions at balance sheet date	Balance outstanding before impairment provisions £m	Number of repossessions at balance sheet date	Balance outstanding before impairment provisions £m
Standard mortgages	57	8	70	10
Buy to let mortgages	79	11	139	19
Self certified mortgages	47	10	45	9

Total residential repossessions	183	29	254	38

Disposals of repossessed properties

	31 December 2013		31 December 2012
TABLE 5b Disposals of repossessions Retail UK mortgages	Number of disposals during the year	Balance outstanding after impairment provisions £m	Number of disposals during the year	Balance outstanding after impairment provisions £m
Standard mortgages	205	19	194	18
Buy to let mortgages	314	23	358	30
Self certified mortgages	131	19	141	20

Total residential repossessions	650	61	693	68

During the year ending 31 December 2013, the Group disposed of 650 repossessed properties (for the year ending 31 December 2012: 693 repossessed properties disposed of). The total contracted disposal proceeds were adequate to cover the balance outstanding after provisions.

For the year ending 31 December 2013, the proceeds from disposals of Standard mortgages was £22 million (year ended 31 December 2012: £21 million).

For the year ending 31 December 2013, the proceeds from disposals of Buy to let mortgages was £25 million (year ended 31 December 2012: £31 million).

For the year ending 31 December 2013, the proceeds from disposals of Self certified mortgages was £20 million (year ended 31 December 2012: £23 million).

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Forbearance measures

Mortgage forbearance

The Group continues to offer a range of forbearance measures for customers in arrears or facing potential arrears on contracted mortgage repayments, in order to arrange, where viable, sustainable short term or longer term repayment solutions as appropriate.

Forbearance occurs when a borrower is granted a temporary or permanent agreed change to the original contractual terms of a mortgage loan ('forbearance measure'), for reasons relating to the actual or apparent financial stress or distress of that borrower. If the agreed change to a mortgage loan granted to a borrower is not related to the actual or apparent financial stress or distress of that borrower, forbearance has not occurred. A mortgage loan which has an active 'forbearance measure' is a 'forborne' mortgage.

The Group has a well-established operating infrastructure in place to assess and, where appropriate, implement sustainable forbearance measures for customers. Forbearance requests are assessed on a case-by-case basis, taking due consideration of the individual circumstances and risk profile of the borrower to ensure, where possible, the most suitable and sustainable repayment arrangement is put in place.

The forbearance strategies adopted by the Group seek to maximise recoveries, while providing suitable and sustainable restructure options that are supportive of customers in challenged circumstances.

A forbearance request, by the borrower, will always be a trigger event for the Group to undertake an assessment of the customer's financial circumstances, ability to repay and impairment status. This assessment will determine the most appropriate course of action ensuring, where possible, the most suitable and sustainable repayment arrangement is put in place. Impaired forborne loans carry a specific provision. Probability of default factors for non-impaired forborne loans are empirically calculated, resulting in an IBNR provision.

It is the Group's policy to review the effectiveness or otherwise of forbearance measures over the lifetime of those measures.

A forbearance measure is considered to be effective where the risk profile of the borrower that is subject to the forbearance measure stabilises or improves over the measured time period, resulting in an improved outcome for the Group and the customer.

The effectiveness of forbearance is considered taking account of:

•
the strategy that is being followed is with a view to maximising recovery for the Group and providing a suitable option for the customer;

•
the intended outcome of the particular measure;

•
the nature of the measure being granted; and

•
the period over which the measure is granted.

The nature and type of forbearance measures include:

•
full interest: (step up to principal and interest) on the principal balance, on a temporary or longer term basis, with the principal balance unchanged;

•
term extension: the original term of the mortgage is extended and the instalment is re-calculated to clear the outstanding mortgage debt over the remaining term;

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

•
capitalisation of arrears: the arrears are added to the principal outstanding on the mortgage and the instalment is recalculated to clear the outstanding mortgage debt over the remaining term; and

•
other: comprising primarily a combination of forbearance measures and an element of temporary payment suspensions.

During 2013, the total number of new loans entering forbearance was 141 with balances of £15 million with a total of 393 loans £46 million of balances exiting forbearance. Of the loans exiting forbearance 230 repaid their loan in full or in part.

The prominence of interest only as the most common measure is consistent with expectations and reflects the overall UK market. Such concessions are now granted for a period of six months and then reviewed with a view to achieving a sustainable means to repay the mortgage within an agreed time frame. Capitalisations continue to be the least common of forbearance measure.

Although the volume of forborne accounts has reduced from £263 million to £232 million (a decrease of 12%), the distribution of forborne cases across sub-segments based on performance has remained static. As at 31 December 2013, the volume of cases regarded as Satisfactory or Acceptable stood at 69.5% against 68.8% as at 31 December 2012. There was minimal movement in percentage terms across the other sub-segments.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

The table below sets out Retail UK mortgages (before impairment provisions) forborne loan stock1 subject to active forbearance measures at 31 December 2013.

	Non-defaulted loans		Defaulted loans[2]		All loans
TABLE 6a 31 December 2013 Forbearance measures—Retail UK mortgages (before impairment provisions)	Balance £m	Number of accounts[3]	Balance £m	Number of accounts[3]	Balance £m	Number of accounts[3]
Standard mortgages
Full interest	72	656	8	79	80	735
Term extension	17	258	1	18	18	276
Capitalisation of arrears	5	31	1	4	6	35
Other	2	23	—	4	2	27

Total	96	968	10	105	106	1,073

Buy to let
Full interest	22	230	2	16	24	246
Term extension	7	62	—	2	7	64
Capitalisation of arrears	15	107	1	4	16	111
Other	1	6	—	—	1	6

Total	45	405	3	22	48	427

Self certified
Full interest	46	345	9	56	55	401
Term extension	4	27	—	1	4	28
Capitalisation of arrears	15	61	2	12	17	73
Other	1	8	1	4	2	12

Total	66	441	12	73	78	514

Total
Full interest	140	1,231	19	151	159	1,382
Term extension	28	347	1	21	29	368
Capitalisation of arrears	35	199	4	20	39	219
Other	4	37	1	8	5	45

Total	207	1,814	25	200	232	2,014

(1)
Comprises the current stock position of forbearance measures (agreed since January 2010), for example, where a mortgage loan is granted a full interest forbearance measure for a defined period of time and this measure has expired prior to 31 December 2013, this mortgage loan is not included in the stock of current active forbearance measures.

(2)
The 'defaulted loans' classification includes both accounts which were classified as 'defaulted loans' prior to the forbearance measure being put in place and also those loans which have moved from 'non-defaulted loans' during the year. The 'defaulted loans' classification does not indicate that the terms of the forbearance measure are not being met.

(3)
The number of accounts does not equate to the number of customers.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Comparative figures have been adjusted where necessary, to conform with changes in presentation or where additional analysis has been provided in the current year.

	Non-defaulted loans		Defaulted loans[2]		All loans
31 December 2012 Forbearance measures[1]—Retail UK mortgages (before impairment provisions)	Balance £m	Number of accounts[3]	Balance £m	Number of accounts[3]	Balance £m	Number of accounts[3]
Standard mortgages
Full interest	88	785	12	111	100	896
Term extension	20	288	—	8	20	296
Capitalisation of arrears	6	34	—	1	6	35
Other	2	16	1	6	3	22

Total	116	1,123	13	126	129	1,249

Buy to let
Full interest	24	256	4	27	28	283
Term extension	7	56	—	3	7	59
Capitalisation of arrears	14	104	1	9	15	113
Other	1	8	—	—	1	8

Total	46	424	5	39	51	463

Self certified
Full interest	51	381	10	61	61	442
Term extension	3	24	—	—	3	24
Capitalisation of arrears	15	63	2	10	17	73
Other	2	11	—	4	2	15

Total	71	479	12	75	83	554

Total
Full interest	163	1,422	26	199	189	1,621
Term extension	30	368	—	11	30	379
Capitalisation of arrears	35	201	3	20	38	221
Other	5	35	1	10	6	45

Total	233	2,026	30	240	263	2,266

(1)
Comprises the current stock position of forbearance measures (agreed since January 2010), for example, where a mortgage loan is granted a full interest forbearance measure for a defined period of time and this measure has expired prior to 31 December 2012, this mortgage loan is not included in the stock of current active forbearance measures.

(2)
The 'defaulted loans' classification includes both accounts which were classified as 'defaulted loans' prior to the forbearance measure being put in place and also those loans which have moved from 'non-defaulted loans' during the year. The 'defaulted loans' classification does not indicate that the terms of the forbearance measure are not being met.

(3)
The number of accounts does not equate to the number of customers.

Comparative figures have been adjusted where necessary, to conform with changes in presentation or where additional analysis has been provided in the current year.

The volume and number of forborne accounts at 31 December 2013 and 31 December 2012 are set out in Table 6a. This is a point in time reflection of forbearance positions and movement in forbearance over the period. 2013 opened with 2,266 accounts (£263 million) where forbearance had been granted. This reduced to 2,014 accounts (£232 million) by the end of 2013.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Overall the number and balances of accounts in forbearance have decreased. In addition the number of accounts in default has also reduced from £30 million of balances (240 accounts) at 31 December 2012 to £25 million at 31 December 2013. This is a reflection of the current low interest rate environment and an active review and customer contact programme.

The level of forborne loans at 31 December 2013 represents 1.1% of the total book a small reduction from 1.2% at 31 December 2012.

The number of accounts in forbearance has decreased from 2,226 at 31 December 2012 to 2,014 accounts at 31 December 2013. The balances on accounts in forbearance have also reduced from £263 million to £232 million over the same period. Accepting payments of interest only for a defined period is the largest forbearance measure employed with 1,382 accounts at 31 December 2013 (31 December 2012: 1,621 accounts), followed by term extensions with 368 accounts at 31 December 2013 (31 December 2012: 379 accounts). For Standard mortgages 1,073 accounts or £106 million are in forbearance at 31 December 2013 (31 December 2012: 1,249 accounts or £129 million). For Buy to let mortgages, 427 accounts or £48 million are in forbearance at 31 December 2013 (31 December 2012: 463 accounts or £51 million). For Self certified mortgages, 514 accounts or £78 million are in forbearance at 31 December 2013 (31 December 2012: 554 accounts or £83 million).

At 31 December 2013, £159 million or 1,382 Retail UK Residential mortgage accounts were subject to interest only payments, compared to £189 million or 1,621 accounts at 31 December 2012.

At 31 December 2013, £29 million or 368 Retail UK Residential mortgage accounts were subject to term extension, compared to £30 million or 379 accounts at 31 December 2012. These loans may have been granted a temporary term extension pending sale of the property or maturity of a repayment vehicle.

At 31 December 2013, £39 million or 219 Retail UK Residential mortgage accounts were subject to capitalisation of arrears, compared to £38 million or 221 accounts at 31 December 2012.

In addition to the forbearance pertaining to the Buy to let mortgages, the Group has a strategy to appoint fixed charge receivers. At 31 December 2013, there were 272 properties where a Fixed Charge Receiver had been appointed or approved, compared to 408 properties at 31 December 2012.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

The following table shows the movement in the stock of forborne Retail UK mortgages (before impairment provisions) during the year ended 31 December 2013.

	Standard mortgages		Buy to let		Self certified		All loans
TABLE 6b Reconciliation of forborne loan stock by non-default/default status— Retail UK mortgages (before impairment provisions)
	Balance £m	Number of accounts(1)	Balance £m	Number of accounts(1)	Balance £m	Number of accounts(1)	Balance £m	Number of accounts(1)
All loans
Opening balance at 1 January 2013	129	1,249	51	463	83	554	263	2,266
New forbearance extended	9	93	1	15	5	33	15	141
Exited forbearance
—Improved to or remained in non-default	(13)	(109)	(1)	(10)	(3)	(27)	(17)	(146)
—Improved/stabilised and remained in default	—	(6)	—	(2)	—	(5)	—	(13)
—Disimproved to or within default	(1)	(3)	—	—	—	(1)	(1)	(4)
—Redemptions, principal repayments and other	(18)	(151)	(3)	(39)	(7)	(40)	(28)	(230)
Transfers within forbearance between non-defaulted and defaulted loans	—	—	—	—	—	—	—	—

Closing balance at 31 December 2013	106	1,073	48	427	78	514	232	2,014

Non-defaulted loans
Opening balance at 1 January 2013	116	1,123	46	424	71	479	233	2,026
New forbearance extended	9	83	1	14	3	23	13	120
Exited forbearance
—Remained in non-default	(12)	(100)	(1)	(8)	(3)	(25)	(16)	(133)
—Disimproved to default	—	—	—	—	—	(1)	—	(1)
—Redemptions, principal repayments and other	(16)	(131)	(3)	(35)	(5)	(34)	(24)	(200)
Transfers within forbearance between non-defaulted and defaulted loans	(1)	(7)	2	10	—	(1)	1	2

Closing balance at 31 December 2013	96	968	45	405	66	441	207	1,814

Defaulted loans
Opening balance at 1 January 2013	13	126	5	39	12	75	30	240
New forbearance extended	—	10	—	1	2	10	2	21
Exited forbearance
—Improved to non-default	(1)	(9)	—	(2)	—	(2)	(1)	(13)
—Improved/stabilised and remained in default	—	(6)	—	(2)	—	(5)	—	(13)
—Disimproved and remained in default	(1)	(3)	—	—	—	—	(1)	(3)
—Redemptions, principal repayments and other	(2)	(20)	—	(4)	(2)	(6)	(4)	(30)
Transfers within forbearance between non-defaulted and defaulted loans	1	7	(2)	(10)	—	1	(1)	(2)

Closing balance at 31 December 2013	10	105	3	22	12	73	25	200

(1)
The number of accounts does not equate to the number of customers.

The table above illustrates the movement in forborne accounts and balances between 1 January 2013 and 31 December 2013 and illustrates the following:.

•
Those accounts for which new forbearance measures were put in place during the year;

•
Those accounts which exited forbearance measures during the year, either:

–
Improved to or remained in non-default

–
Improved/stabilised and remained in default

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

–
Disimproved to or within default

–
Redeemed (i.e. whereby the outstanding balance has been repaid in full) or balances reduced due to principal repayments (i.e. payments made to reduce the outstanding loan balance on accounts which were in the forbearance stock at 1 January 2013 and remained in forbearance stock at 31 December 2013); and

•
Those accounts and balances which transferred between non-defaulted loans and defaulted loans but remained in forbearance.

The defaulted loan classification does not indicate that the terms of the forbearance measure have not been met. The non-default/default status of accounts which exited forbearance during the year is determined at the date of exit.

A total of 2,014 accounts or £232 million of account balances were in forbearance at 31 December 2013, compared to 2,266 or £263 million at 31 December 2012. Of these, 141 accounts or £15 million new forbearance measures were put in place during the year, of which 120 accounts or £13 million were classified as 'non-defaulted loans' while 21 accounts or £2 million were classified as 'defaulted loans'. Of those that exited forbearance during the year, 146 accounts or £17 million exited to non-default status, 13 accounts remained in default with an improved or stabilised status, and 4 accounts or £1 million within default with disimproved status. A reduction in the forbearance stock of 230 accounts relates to redeemed accounts during the year; a reduction of £28 million was due to those redeemed accounts and principle payments during the year.

For standard mortgages, 1,073 accounts or £106 million of account balances were in forbearance at 31 December 2013, compared to 1,249 accounts or £129 million at 31 December 2012.

For Buy to let mortgages 427 accounts or £48 million of account balances were in forbearance at 31 December 2013, compared to 463 accounts or £51 million at 31 December 2012.

For self-certified mortgages 514 accounts or £78 million of account balances were in forbearance at 31 December 2013, compared to 554 accounts or £83 million at 31 December 2012.

Loan to value profiles—forborne loans

	Standard		Buy to let		Self certified		Total
TABLE 7a 31 December 2013 Loan to value (LTV) ratio of forborne Retail UK mortgages
	£m	%	£m	%	£m	%	£m	%
Less than 50%	26	25%	8	17%	8	10%	42	18%
51% to 70%	24	23%	16	33%	20	25%	60	26%
71% to 80%	12	11%	9	19%	16	21%	37	16%
81% to 90%	17	16%	7	15%	20	26%	44	19%
91% to 100%	14	13%	5	10%	9	12%	28	12%

Subtotal	93	88%	45	94%	73	94%	211	91%
101% to 120%	10	9%	2	4%	4	5%	16	7%
121% to 150%	2	2%	1	2%	1	1%	4	2%
Greater than 150%	1	1%	—	—	—	—	1	—

Subtotal	13	12%	3	6%	5	6%	21	9%

Total	106	100%	48	100%	78	100%	232	100%

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

	Standard		Buy to let		Self certified		Total
31 December 2012 Loan to value (LTV) ratio of forborne Retail UK mortgages
	£m	%	£m	%	£m	%	£m	%
Less than 50%	28	22%	6	12%	8	10%	42	16%
51% to 70%	28	22%	15	29%	18	22%	61	23%
71% to 80%	16	12%	10	20%	14	17%	40	15%
81% to 90%	16	12%	8	16%	21	25%	45	17%
91% to 100%	20	16%	8	16%	16	19%	44	17%

Subtotal	108	84%	47	93%	77	93%	232	88%
101% to 120%	17	13%	3	5%	6	7%	26	10%
121% to 150%	3	2%	1	2%	—	—	4	2%
Greater than 150%	1	1%	—	—	—	—	1	—

Subtotal	21	16%	4	7%	6	7%	31	12%

Total	129	100%	51	100%	83	100%	263	100%

The tables above illustrate the indexed loan to value ratios for Retail UK forborne mortgages. The ratios reflect the application of the Nationwide Building Society House Price Index at the applicable reporting date on the portfolio, capital reductions, out of course customer payments and movements in forbearance stock.

Of the Retail UK mortgages with active forbearance measures in place £211 million or 91% are in positive equity (31 December 2012: £232 million or 88%) while £21 million or 9% are in negative equity at 31 December 2013 (31 December 2012: £31 million or 12%). 88% of forborne standard mortgages (31 December 2012: 84%), 94% of forborne Buy to let mortgages (31 December 2012: 93%) and 94% of Self certified mortgages (31 December 2012: 93%) are in positive equity at 31 December 2013.

Loan to value profiles—defaulted forborne loans

	Standard		Buy to let		Self certified		Total
TABLE 7b 31 December 2013 Loan to value (LTV) ratio of forborne Retail UK mortgages—defaulted loans
	£m	%	£m	%	£m	%	£m	%
Less than 50%	3	30%	1	33%	—	—	4	16%
51% to 70%	2	20%	1	34%	3	25%	6	24%
71% to 80%	1	10%	—	—	2	17%	3	12%
81% to 90%	1	10%	—	—	3	25%	4	16%
91% to 100%	1	10%	—	—	2	17%	3	12%

Subtotal	8	80%	2	67%	10	84%	20	80%
101% to 120%	2	20%	—	—	1	8%	3	12%
121% to 150%	—	—	—	—	—	—	—	—
Greater than 150%	—	—	1	33%	1	8%	2	8%

Subtotal	2	20%	1	33%	2	16%	5	20%

Total	10	100%	3	100%	12	100%	25	100%

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

	Standard		Buy to let		Self certified		Total
31 December 2012 Loan to value (LTV) ratio of forborne Retail UK mortgages—defaulted loans
	£m	%	£m	%	£m	%	£m	%
Less than 50%	2	15%	1	20%	—	—	3	10%
51% to 70%	2	16%	1	20%	2	17%	5	17%
71% to 80%	2	15%	—	—	2	17%	4	13%
81% to 90%	1	8%	2	40%	3	25%	6	20%
91% to 100%	2	15%	1	20%	4	33%	7	23%

Subtotal	9	69%	5	100%	11	92%	25	83%
101% to 120%	3	23%	—	—	1	8%	4	14%
121% to 150%	1	8%	—	—	—	—	1	3%
Greater than 150%	—	—	—	—	—	—	—	—

Subtotal	4	31%	—	—	1	8%	5	17%

Total	13	100%	5	100%	12	100%	30	100%

The tables above illustrate that the volume of forborne loans which are in default has reduced from £30 million as at 31 December 2012 to £25 million as at 31 December 2013, however, the volume of defaulted forborne loans which are in negative equity has remained constant at £5 million. The reduction in the balance of defaulted forborne loans has come from the standard and Buy to let segments.

LOANS AND ADVANCES TO CUSTOMERS (EXCLUDING RESIDENTIAL MORTGAGES)

The following disclosures refer to the forbearance of the loans and advances to customers (excluding Residential mortgages). These provide additional detail and analysis on the quality of the stock of forborne loans.

Asset quality

Forbearance measures

The Group continues to extend significant support to customers who are experiencing current difficulties in meeting their debt servicing commitments by restructuring loans on a sustainable basis using a range of short term and longer term forbearance solutions.

The range of forbearance solutions employed by the Group varies depending on the individual circumstances of the customer, and may result in an amendment to the timing of the contractual cash flows and/or an amendment to the other terms of a loan. Typically, a breach or expected breach of covenants is the first early indication of a borrower's actual or potential difficulty with servicing debt commitments. Therefore adjustment, non-enforcement or waiver of covenant(s) is frequently an important constituent part of a resolution strategy agreed with a customer, particularly in loan portfolios where covenants are a standard feature of facility agreements. These 'covenant forbearance' arrangements (for example, a waiver of a loan-to-value covenant breach) are unlikely, of themselves, to result in an impact to the timing of contractual cash flows. Other forbearance arrangements are more likely to have a direct impact on the timing of cash flows.

Forbearance alone is not necessarily an indicator of impairment but will always be a trigger event for the Group to undertake an assessment of the customer's financial circumstances and ability to repay. This assessment to determine if impairment has occurred and if a specific provision is required will always take place prior to a decision to grant forbearance to the customer. Where a loan is subject to forbearance and

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

no specific provision is required, the loan is reported as forborne. However, where a specific provision is required, the loan is reported as impaired and is no longer reported as forborne.

Forbearance effectiveness

It is the Group's policy to measure the effectiveness or otherwise of forbearance measures over the lifetime of those measures.

A forbearance measure is considered to be effective where the risk profile of the borrower that is subject to the forbearance measure stabilises or improves over the measured time period, resulting in an improved outcome for the Group and for the customer.

The performance of forbearance measures is measured taking account of:

•
the strategy that is being followed with the customer with a view to maximising recovery for the Group and providing a suitable option for the customer;

•
the intended outcome of the particular measure;

•
the nature of the measure being granted; and

•
the period over which the measure is granted.

Each business unit within the Group has an operating infrastructure in place to assess and, where appropriate, implement suitable forbearance arrangements. Such arrangements are implemented on either a temporary or a permanent basis. Temporary forbearance occurs where the measure has a specific term and will expire at some point in the future in advance of maturity of the loan. Permanent forbearance occurs where the measure is intended to remain in place for the remainder of the loan term.

The choice of forbearance measure is considered on a case by case basis bearing in mind the individual circumstance and risk profile of each borrower.

An exposure is restored to 'non-forborne' status for reporting purposes on the expiration date of the forbearance measure.

The nature and type of forbearance measures include:

•
Term extension:  an arrangement where the original term of the loan is extended, all interest is fully serviced and a revised repayment arrangement is agreed for the principal balance;

•
Adjustment or non-enforcement of covenants:  an arrangement whereby the Group agrees to either waive an actual or expected covenant breach for an agreed period, or adjusts the covenant(s) to reflect the changed circumstances of the borrower;

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

•
Reduced payments (greater than full interest) incorporating some principal repayments:  a temporary or medium term arrangement where the borrower pays the full interest due plus an element of principal due on the basis that principal payments will increase in the future;

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

•
Capitalisation of arrears:  an arrangement whereby arrears are added to the principal balance, effectively clearing the arrears, with either the repayments or the original term of the loan adjusted accordingly to accommodate the increased principal balance; and

•
Other:  Additional, less frequently applied, forbearance arrangements include short term/temporary payment suspensions.

At 31 December 2013, the stock of forborne loans and advances to customers(1) (excluding Residential mortgages), analysed by forbearance type is as follows:

	2013			2012
Table 1 (unaudited) Formal forbearance measures—Loans and advances to customers (excluding Residential mortgages) (before impairment provisions)	Non-defaulted loans(1) balance €m	Defaulted loans(2) balance €m	Total loans balance €m	Non-defaulted loans(1) balance €m	Defaulted loans(2) balance €m	Total loans balance €m
Republic of Ireland SME
Term extension	615	64	679	494	100	594
Adjustment or non-enforcement of covenants	106	10	116	47	17	64
Facilities in breach of terms placed on demand	17	47	64	7	15	22
Reduced payment (full interest)	228	50	278	215	116	331
Reduced payment (greater than full interest)	225	52	277	169	73	242
Capitalisation of arrears	27	9	36	7	2	9
Other	23	14	37	104	36	140

Total	1,241	246	1,487	1,043	359	1,402

UK SME
Term extension	65	14	79	156	26	182
Adjustment or non-enforcement of covenants	64	—	64	49	3	52
Facilities in breach of terms placed on demand	5	14	19	26	23	49
Reduced payment (full interest)	22	13	35	31	23	54
Reduced payment (greater than full interest)	39	—	39	59	5	64
Capitalisation of arrears	—	1	1	1	1	2
Other	54	2	56	46	—	46

Total	249	44	293	368	81	449

Corporate
Term extension	441	—	441	538	—	538
Adjustment or non-enforcement of covenants	648	—	648	704	—	704
Facilities in breach of terms placed on demand	—	—	—	—	—	—
Reduced payment (full interest)	9	—	9	9	—	9
Reduced payment (greater than full interest)	9	—	9	1	—	1
Capitalisation of arrears	13	—	13	17	—	17
Other	246	—	246	79	—	79

Total	1,366	—	1,366	1,348	—	1,348

Investment property
Term extension	2,532	305	2,837	1,866	187	2,053
Adjustment or non-enforcement of covenants	683	4	687	1,153	45	1,198
Facilities in breach of terms placed on demand	173	22	195	390	519	909
Reduced payment (full interest)	156	46	202	129	87	216
Reduced payment (greater than full interest)	309	38	347	205	63	268
Capitalisation of arrears	17	61	78	28	50	78
Other	247	18	265	55	24	79

Total	4,117	494	4,611	3,826	975	4,801

(1)
Non-defaulted loans include loans that are neither past due nor impaired and loans that are up to and including 90 days past due. Defaulted loans include only those loans that are greater than 90 days past due but do not require a specific provision. Loans that have a specific provision are classified as impaired and are not included in the non-mortgage forbearance population.

(2)
Defaulted loans include both accounts which were classified as defaulted loans prior to the forbearance measure being put in place and those loans which have moved from non-defaulted loans during the year. The defaulted loans classification does not indicate that the terms of the forbearance measure are not being met.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

	2013			2012
Formal forbearance measures—Loans and advances to customers (excluding Residential mortgages) (before impairment provisions)	Non-defaulted loans(1) balance €m	Defaulted loans(2) balance €m	Total loans balance €m	Non-defaulted loans(1) balance €m	Defaulted loans(2) balance €m	Total loans balance €m
Land and development
Term extension	163	49	212	103	69	172
Adjustment or non-enforcement of covenants	—	—	—	13	—	13
Facilities in breach of terms placed on demand	2	31	33	41	12	53
Reduced payment (full interest)	16	4	20	13	26	39
Reduced payment (greater than full interest)	5	2	7	6	8	14
Capitalisation of arrears	—	—	—	—	1	1
Other	4	3	7	10	9	19

Total	190	89	279	186	125	311

Consumer
Term extension	165	—	165	212	—	212
Adjustment or non-enforcement of covenants	—	—	—	—	—	—
Facilities in breach of terms placed on demand	—	—	—	—	—	—
Reduced payment (full interest)	—	—	—	—	—	—
Reduced payment (greater than full interest)	—	—	—	1	—	1
Capitalisation of arrears	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total	165	—	165	213	—	213

Total
Term extension	3,981	432	4,413	3,369	382	3,751
Adjustment or non-enforcement of covenants	1,501	14	1,515	1,966	65	2,031
Facilities in breach of terms placed on demand	197	114	311	464	569	1,033
Reduced payment (full interest)	431	113	544	397	252	649
Reduced payment (greater than full interest)	587	92	679	441	149	590
Capitalisation of arrears	57	71	128	53	54	107
Other	574	37	611	294	69	363

Total	7,328	873	8,201	6,984	1,540	8,524

(1)
Non-defaulted loans include loans that are neither past due nor impaired and loans that are up to and including 90 days past due. Defaulted loans include only those loans that are greater than 90 days past due but do not require a specific provision. Loans that have a specific provision are classified as impaired and are not included in the non-mortgage forbearance population.

(2)
Defaulted loans include both accounts which were classified as defaulted loans prior to the forbearance measure being put in place and those loans which have moved from non-defaulted loans during the year. The defaulted loans classification does not indicate that the terms of the forbearance measure are not being met.

The Group's loans and advances to customers (excluding Residential mortgages) at 31 December 2013 were €41.1 billion before impairment provisions (31 December 2012: €45.1 billion), of which €8.2 billion or 20% was classified and reported as forborne (31 December 2012: €8.5 billion or 19%). Property and construction exposures represent 60% of all forborne loans (excluding Residential mortgages) at

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

31 December 2013, 38% relate to non-property SME and Corporate lending, with Consumer Lending representing just 2% of forborne loans at 31 December 2013. The percentage of loans classified and reported as forborne and the percentage split of such forborne loans by portfolio have remained broadly consistent with the position at 31 December 2012.

The total volume of forborne loans reduced by €0.3 billion during the year. Within the total stock of forborne loans, there was an increase in the volume of loans where term extension was the principal forbearance measure granted and a reduction in the volume of loans where the waiver of covenants or placing a facility on demand was the principal forbearance measure granted. This trend is consistent with an increasing proportion of customers that are experiencing financial difficulties moving from temporary to longer term forbearance measures during the year, in line with the Group's overall strategy in this area.

The increase in other forbearance measures during the year reflected the impact of new forbearance measures granted in the restructuring of a small number of large syndicated corporate transactions.

Further information on the movements in forborne loans during the year is set out later in this section.

Total loans and advances to customers in the non-property SME and Corporate portfolio at 31 December 2013 were €21.5 billion before impairment provisions, of which €3.1 billion or 15% was classified and reported as forborne (31 December 2012: €3.2 billion or 14%). Customers in the non-property SME and Corporate sector have a number of options typically available to deal with adverse trading conditions, particularly in times of depressed economic conditions in their primary markets, such as reducing operating overheads, sourcing new markets, asset sales and renegotiating terms with suppliers, before their ability to continue to meet their debt servicing commitments is at risk.

Within the non-property SME and Corporate portfolio, the total Republic of Ireland SME loans and advances to customers before impairment provisions at 31 December 2013 were €10.3 billion, of which €1.5 billion or 14% was classified and reported as forborne (31 December 2012: €1.4 billion or 13%). Term extension is the primary forbearance measure within the Republic of Ireland SME portfolio, accounting for 46% of forborne loans at 31 December 2013 (31 December 2012: 42%) with reduced payment (full interest) accounting for 19% (31 December 2012: 24%) and a further 19% accounted for by reduced repayment (greater than full interest) (31 December 2012: 17%).

Forbearance resolution strategies for the Group's Republic of Ireland SME lending are assessed on a case-by-case basis taking account of the individual customer's circumstances and risk profile. Short term resolution arrangements are typically implemented in cases where a customer's cash flow difficulties are considered to be only short term in nature and are expected to improve in the near term due to a change in the customer's operating circumstances. Where cash flow difficulties are considered more long term, and where all other available options of dealing with adverse trading conditions have been considered, longer term forbearance solutions, such as term extensions, are implemented. The longer term strategies look to potential cash flows over a longer time horizon.

The total UK SME loans and advances to customers before impairment provisions at 31 December 2013 were €3.3 billion, of which €0.3 billion or 9% was classified and reported as forborne (31 December 2012: €0.4 billion or 13%). Within the UK SME portfolio, term extension and loan covenant amendments/waivers are the two primary forbearance measures, accounting for a combined 49% of forborne loans at 31 December 2013 (31 December 2012: 52%).

The total Corporate loans and advances to customers before impairment provisions at 31 December 2013 were €7.9 billion, of which €1.4 billion or 17% was classified and reported as forborne (31 December 2012: €1.3 billion or 16%). Loan covenant amendments/waivers account for 47% of forborne loans with term

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

extensions accounting for a further 32% at 31 December 2013 (31 December 2012: 52% and 40% respectively).

Covenants are a standard feature of most facilities originated within the corporate lending portfolio given the larger, structured nature of the facilities. Typically, breach of covenant is the first early indication of actual or potential financial difficulties of a borrower and, as such, a waiver or resetting of covenant levels is frequently an important element of any resolution strategy agreed with a borrower to address its new operating circumstances. Where a waiver or resetting of covenants of itself is not sufficient to address a borrower's financial difficulties, and given the relatively shorter term maturity profile of the portfolio, extension of the loan term represents the main alternative solution to assist customers that are experiencing financial difficulties.

In the Investment property portfolio, total loans and advances to customers at 31 December 2013 were €13.6 billion before impairment provisions, of which €4.6 billion or 34% was classified and reported as forborne (31 December 2012: €4.8 billion or 31%). Defaulted forborne loans were €0.5 billion (or 11% of total forborne loans) as at 31 December 2013 (31 December 2012: €1.0 billion or 20%). The reduction in defaulted loans of €0.5 billion primarily reflected facilities placed on demand transferring to other longer term forbearance measures or being specifically provisioned during the year.

Term extension is the primary forbearance measure within both the RoI and UK Investment property portfolios, accounting for 62% of total forborne loans at 31 December 2013 (31 December 2012: 43%), with covenant amendments/waivers accounting for 15% (31 December 2012: 25%), and facilities placed on demand accounting for 4% (31 December 2012: 19%). Given the maturity profile and structuring of the facilities in this portfolio, extending the term of a facility and/or amending or adjusting the covenants are the most common longer term arrangements utilised, in particular, in times of reduced market liquidity where refinancing options are limited and short term forced collateral sales unattractive.

The level of the Group's Land and development portfolio classified and reported as forborne, €0.3 billion or 9% at 31 December 2013 (31 December 2012: €0.3 billion or 9%), is reflective of the challenged nature of this sector which has seen significant declines in land values resulting in the majority of the portfolio being already specifically provisioned.

Total loans and advances to customers in the Consumer portfolio at 31 December 2013 were €2.8 billion before impairment provisions, of which €0.2 billion or 6% was classified and reported as forborne (31 December 2012: €0.2 billion or 6%). The €0.2 billion of forborne balances at 31 December 2013 relate to personal loans that have had their term extended as part of a consolidated debt restructure.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

	Non-property SME and Corporate			Property and Construction
Table 2 31 December 2013 Reconciliation of forborne loan stock by non-default/default status—Loans and advances to customers (excluding Residential mortgages) (before impairment provisions)	Republic of Ireland SME €m	UK SME €m	Corporate €m	Investment property €m	Land and development €m	Consumer €m	All loans €m
All loans
Opening balance at 1 January 2013	1,402	449	1,348	4,801	311	213	8,524
New forbearance extended	612	71	508	1,119	98	40	2,448
Exited forbearance
— Improved to or remained in non-default	(125)	(38)	(115)	(186)	(2)	—	(466)
— Remained in/disimproved to default without specific provision	(12)	(26)	—	(105)	(7)	—	(150)
— Disimproved to default with specific provision	(160)	(27)	(190)	(529)	(62)	(16)	(984)
— Redemptions, principal repayments and other	(195)	(138)	(349)	(334)	(83)	(72)	(1,171)
Transfers within forbearance between non-defaulted and defaulted loans	—	—	—	—	—	—	—
Transfers between sub product class	(35)	2	164	(155)	24	—	—

Closing balance at 31 December 2013	1,487	293	1,366	4,611	279	165	8,201

Non-defaulted loans
Opening balance at 1 January 2013	1,043	368	1,348	3,826	186	213	6,984
New forbearance extended	481	63	508	982	57	40	2,131
Exited forbearance
— Remained in non-default	(122)	(34)	(115)	(161)	(2)	—	(434)
— Disimproved to default without specific
provision	(4)	(24)	—	(31)	(6)	—	(65)
— Disimproved to default with specific provision	(65)	(16)	(190)	(169)	(12)	(16)	(468)
— Redemptions, principal repayments and other	(139)	(126)	(349)	(195)	(55)	(72)	(936)
Transfers within forbearance between non-defaulted and defaulted loans	79	18	—	21	(2)	—	116
Transfers between sub product class	(32)	—	164	(156)	24	—	—

Closing balance at 31 December 2013	1,241	249	1,366	4,117	190	165	7,328

Defaulted loans
Opening balance at 1 January 2013	359	81	—	975	125	—	1,540
New forbearance extended	131	8	—	137	41	—	317
Exited forbearance
— Improved to non-default	(3)	(4)	—	(25)	—	—	(32)
— Remained in default without specific provision	(8)	(2)	—	(74)	(1)	—	(85)
— Disimproved to default with specific provision	(95)	(11)	—	(360)	(50)	—	(516)
— Redemptions, principal repayments and other	(56)	(12)	—	(139)	(28)	—	(235)
Transfers within forbearance between non-defaulted and defaulted loans	(79)	(18)	—	(21)	2	—	(116)
Transfers between sub product class	(3)	2	—	1	—	—	—

Closing balance at 31 December 2013	246	44	—	494	89	—	873

Non-defaulted loans include loans that are neither past due nor impaired and loans that are up to and including 90 days past due. Defaulted loans include only those loans that are greater than 90 days past due but do not require a specific provision. Loans that have a specific provision are classified as impaired and are not included in the non-mortgage forbearance population.

At 31 December 2013, €8.2 billion of the Group's loans and advances to customers (excluding Residential mortgages) were classified and reported as forborne. This represented a reduction of €0.3 billion from the level classified and reported as forborne at 31 December 2012.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

The reduction in forborne loans during the year reflected the fact that €2.8 billion of forborne loans exited forbearance during the year while €2.5 billion of loans were granted new forbearance during the year.

Term extensions and loan covenant amendments/waivers were the most common principal forbearance measure utilised for new forborne loans during the year. This is consistent with experience in previous years and the nature of the underlying portfolios, which include a large proportion of loans that have shorter term maturities and financial covenants, as part of the facility terms, to facilitate improved credit management of these portfolios.

Of the new forborne loans during the year, €1.1 billion or 46% was from the Group's Investment property portfolio, €0.6 billion or 25% was from the Republic of Ireland SME loan portfolio and €0.5 billion or 21% was from the Corporate portfolio.

Of the loans that exited forbearance during the year, €0.5 billion improved to or remained in non-default. €434 million, or 93% of these loans, had been categorised as non-default at 31 December 2012, and, €32 million categorised as default at 31 December 2012 improved to non-default. €150 million in forborne loans remained in or dis-improved to default without a specific provision. €105 million or 70% of these loans were in the Investment portfolio.

€0.98 billion in forborne loans dis-improved to default with a specific provision, of these €0.51 billion or 52% had been classified as default at 31 December 2012. The Investment property portfolio accounted for 54% of the total, with 19% from Corporate and 16% from Republic of Ireland SME portfolios.

When a specific provision is raised on a forborne loan, the loan ceases to be classified as forborne. It is expected that most loans that ultimately require a specific provision will previously have experienced a breach of loan terms and, in a large proportion of these cases, some element of forbearance will have been granted in order to provide flexibility to both the Group and the borrower to explore the optimum solution for both parties.

The volume of loans that exited forbearance during the year due to repayment, redemptions or sales reflected the impact of an improvement in market conditions and liquidity in the Group's principal markets during the year. €0.7 billion or 58% of these movements were in the Investment property and Corporate portfolios.

At 31 December 2013 €0.9 billion or 11% of total forborne loans were classified as default (31 December 2012: €1.5 billion or 18%). The reduction in forborne loans classified as default of €0.7 billion reflected the fact that a larger proportion of these forborne loans required a specific provision during the year and the fact that a higher proportion of forborne facilities transferred to longer term or permanent forbearance solutions during the year.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

OTHER DISCLOSURES

TARGET 2

1.     On 15 February 2008 a first floating charge was placed in favour of the Central Bank of Ireland (CBI) over all Bank of Ireland's right, title, interest and benefit, present and future, in and to the balances now or at any time standing to the credit of Bank of Ireland's account held as a TARGET 2 participant with the CBI (the Charged Property) where TARGET 2 is a real time gross settlement system for payments in euro with settlement in central bank money.

This floating charge contains a provision whereby during the subsistence of the security, otherwise than with the prior written consent of the CBI, Bank of Ireland shall:

(a)
not create or attempt to create or permit to arise or subsist any encumbrance on or over the charged property or any part thereof; or

(b)
not, otherwise than in the ordinary course of business, sell, transfer, lend or otherwise dispose of the charged property or any part thereof or attempt or agree to do so whether by means of one or a number of transactions related or not and whether at one time or over a period of time.

2.     On 15 February 2008 a first floating charge was placed in favour of the CBI over all Bank of Ireland's right, title, interest and benefit, present and future, in and to certain segregated securities (the Charged Property) listed in an Eligible Securities Schedule kept by Bank of Ireland for purposes of participating in TARGET 2 where TARGET 2 is a real time gross settlement system for payments in euro with settlement in central bank money.

This floating charge contains a provision whereby during the subsistence of the security, otherwise than with the prior written consent of the CBI, Bank of Ireland shall:

(a)
not create or attempt to create or permit to arise or subsist any encumbrance on or over the charged property or any part thereof; or

(b)
not, otherwise than in the ordinary course of business, sell, transfer, lend or otherwise dispose of the Charged Property or any part thereof or attempt or agree to do so whether by means of one or a number of transactions related or not and whether at one time or over a period of time.

BANK OF IRELAND GROUP

OTHER SUPPLEMENTARY INFORMATION (Continued)

Capital stock

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
	(c)	any other changes in the capital structure of the Bank.
Government entity	(i)

the NTMA, the NPRFC, the NPRF, the Minister for Finance or any Minister or Department of the Government, in each case holding 2009 Preference Stock, but excludes any other holder of 2009 Preference Stock provided however this shall not include any occupational pension scheme approved by the Revenue Commissioners and registered with the Pension Board; and
(ii)
any custodian or nominee holding 2009 Preference Stock on behalf of the NPRFC, the Minister for Finance, any Minister or Department of the Government provided however that where such custodian or nominee holds 2009 Preference Stock for any other person, such holding shall not be taken into account for the purpose of determining the voting rights of the Stockholder.
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

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION

GENERAL INFORMATION ON THE COMPANY

The Governor and Company of the Bank of Ireland was established as a chartered corporation by an Act of the Irish Parliament of 1781/2 and by a Royal Charter of King George III in 1783. The Bank of Ireland Group had total assets of €132 billion at 31 December 2013. The address of the principal executive offices is 40 Mespil Road, Dublin 4, Ireland. (Telephone +35316378000).

The Group provides a broad range of banking and other financial services. All of these services are provided by the Group in Ireland, with selected services being offered in the UK and internationally. The Group has a network of retail branches in Ireland and a financial services relationship and joint venture in the UK engaged in the provision of consumer financial services. Corporate Banking and Global Markets conduct the Group's international business with offices in Dublin, London and the US, as well as branches in Paris and Frankfurt.

Subsidiaries of the Group include Bank of Ireland (UK) plc (which comprises the financial services relationship with the UK Post Office, its branch business in Northern Ireland, certain assets from its former intermediary sourced mortgage business, and other parts of its UK business banking operations), New Ireland Assurance Company plc, a life assurance and pensions company in Ireland, ICS Building Society (ICS), a home mortgage business in Ireland, and Bank of Ireland Mortgage Bank (BoIMB).

The Group provides a broad range of financial services in Ireland to all major sectors of the Irish economy. These include checking and deposit services, overdrafts, term loans, mortgages, business and corporate lending, international asset financing, leasing, instalment credit, invoice discounting, foreign exchange facilities, interest and exchange rate hedging instruments, executor, trustee, life assurance, pension and financial advisory services, including mergers and acquisitions. The Group provides services in euro and other currencies. The Group markets and sells its products on a domestic basis through its extensive nationwide distribution network in the Republic of Ireland, which consists of 246 full time service branches and c.1,679 ATMs, its direct telephone banking service, direct sales forces and its online services.

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

The Bank's main competitors across the range of banking activities are other banks, in particular, Allied Irish Banks, Ulster Bank, KBC Bank Ireland, and Permanent TSB.

Allied Irish Banks and Permanent TSB each has its head offices in Dublin, while Ulster Bank is a subsidiary of the Royal Bank of Scotland Group plc and KBC Bank Ireland is a subsidiary of KBC Bank NV.

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

United Kingdom

The Bank of Ireland Group's operations in the UK, conducted primarily through its Prudential Regulation Authority (PRA) authorised and PRA and Financial Conduct Authority (FCA) regulated UK subsidiary, Bank of Ireland (UK) plc, focus on specific market niches, in particular business banking, retail savings and current accounts, mortgage lending and retail financial services (the latter through its financial services relationship with the UK Post Office).

In the UK (including Northern Ireland) the competitive environment is subject to the Competition Act 1998 and the Enterprise Act 2002, which (as in Ireland) broadly reflects and supplements EU competition legislation. The Enterprise and Regulatory Reform Bill became law in April 2013 amending the 1998 and 2002 legislation and introducing a number of changes, including the establishment of a new Competition and Markets Authority which will replace the existing Competition Authority and also take on the competition role of the Office of Fair Trading. The UK Financial Services (Banking Reform) Act of December 2013 made further provision about banking and financial services including the ring fencing of certain activities.

The UK has a competitive and sophisticated financial market. The Group's principal competitors include other providers of personal and commercial financial services, such as banks, building societies, supermarkets and insurance companies many of which have extensive branch networks throughout the UK

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

and some with direct or online-only propositions. Significant recent developments in the UK competitive landscape have included the return of the TSB brand to the High Street (split from Lloyds Banking Group) and the planned return of Williams & Glyn from 2015 (split from RBS). The Personal Current Account (PCA) switching service was introduced in September 2013 with a number of non-traditional challenger brands indicating an intention to enter the current account market during 2014.

The FCA has an operational objective to promote effective competition in the interests of consumers. It also has a duty to promote effective competition when addressing its consumer protection or market integrity objectives. Together, the objective and the duty provide it with a strong mandate to promote competition in the interests of consumers. Since its inception, in April 2013, the FCA have made use of its new powers to make the authorisations process for new banks wishing to enter the market easier and less costly. It is currently undertaking a number of competition based reviews that will analyse how effective competition is in different parts of the market, and how competition works in the interests of the consumer. Further the Competition and Markets Authority (CMA) takes effect from 1st April 2014, replacing the Office of Fair Trading (OFT), and will assume the OFT's competition investigation powers from this date. The FCA and CMA will carry-forward any open reviews that the OFT have currently in progress.

International

In those markets where the Group's strategy is to create niche businesses internationally the range and number of competitors is even more extensive. In addition, certain businesses based in Ireland, such as corporate finance, face competition on an international rather than a national basis.

Inquiries

In July 2013, the Westminster Northern Ireland Affairs Committee announced an inquiry into the banking structure in Northern Ireland and is expected to report its findings and recommendations during 2014.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

SUPERVISION AND REGULATION

IRELAND

1.     General regulation and supervision

Measures by the Irish Government to support the Irish financial sector have resulted in closer supervision of financial institutions as well as additional regulatory requirements relating to the specific measures implemented, such as the Eligible Liabilities Guarantee (ELG) scheme and NAMA.

Banking activities in Ireland are regulated and supervised by the Central Bank. The Irish banking law regulations consist primarily of the Central Bank Acts 1942 to 2013, including the Central Bank Reform Act 2010, the Central Bank and Credit Institutions (Resolution) Act 2011, the Central Bank (Supervision and Enforcement) Act 2013 (which are described in more detail below), the 1992 Supervision Regulations, the 1992 Licensing Regulations, regulations made by the Minister for Finance under the European Communities Act 1972 and regulatory notices issued by the Central Bank.

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

The 2010 Reform Act also included:

•
the requirement for the Central Bank to approve, prior to their appointment, key office holders in financial service providers (the types of office holder to which this obligation will apply are prescribed by secondary legislation or by orders issued by the Central Bank);

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

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

The Bank is responsible for preparing the Annual Report and the financial statements in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations adopted by the European Union (EU) and with those parts of the Companies Acts, 1963 to 2013 applicable to companies reporting under IFRS, the European Communities (Credit Institutions: Accounts) Regulations, 1992 and, in respect of the Consolidated financial statements, Article 4 of the International Accounting Standards (IAS) Regulation.

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

The Group is required to comply with the liquidity requirements applied by the Central Bank and with the requirements of local regulators in those jurisdictions in which liquidity requirements apply to the Group. The Central Bank requires that banks have sufficient payment resources (cash inflows and marketable assets) to cover 100% of the expected cash outflows in the 0 to 8 day time horizon and 90% of expected cash outflows in the 9 to 30 day time horizon.

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

•
Pillar I introduced the Internal Ratings Based Approach (IRBA) which permits banks to use their own internal rating systems to calculate their capital requirements for credit risk. Use of IRBA is subject to regulatory approval where credit portfolios are not subject to IRBA, the calculation of the minimum capital requirements is subject to the Standardised Approach;

•
Pillar II of the CRD deals with the regulatory response to the first pillar whereby banks undertake an Internal Capital Adequacy Assessment Process (ICAAP) which is then subject to supervisory review; and

•
Pillar III of the CRD (Market Discipline) involves the disclosure of a range of qualitative and quantitative information relating to capital and risk. The CRD also introduced a requirement to calculate capital requirements, and to set capital aside, with respect to operational risk. In assessing capital adequacy the Group is also required to set capital aside for market risk. The Group considers other methodologies of capital metrics used by rating agencies. Separately it also calculates economic capital based on its own internal models. The Group stress tests the capital held to ensure that under difficult conditions, it continues to comply with regulatory minimum ratios.

The Capital Requirements Directive IV (CRD IV) and the Capital Requirements Regulation (CRR) were published in the Official Journal of the EU on 27 June 2013. The CRR had direct effect in EU member

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

states and CRD IV was required to be implemented through national legislation in EU member states by 31 December 2013. CRD IV also includes requirements for regulatory and technical standards to be published by the European Banking Authority (EBA). Many of these have not yet been published or their impact is uncertain. The CRD IV legislation is being implemented on a phased basis from 1 January 2014, with full implementation by 2019. The Group continues to expect to maintain a buffer above a Common equity tier 1 (CET1) ratio of 10% on a transitional basis. The Basel III/CRD IV transition rules results in a number of new deductions from CET1 capital being introduced on a phased basis typically with a 20% impact in 2014, 40% in 2015 and so on until 2018. In addition, deferred tax assets related to losses forward will be deducted from CET 1 Capital on a phased basis, with a 10% impact in 2015, 20% in 2016 and so on until 2023. The CBI published their 'Implementation of Competent Authority Discretions and Options in CRD IV and CRR' on 24 December 2013 which clarifies the application of transitional rule in Ireland under CRD IV.

Solvency II is the new pan European regulatory framework for Insurance Companies. When implemented, it will transition the regulatory framework to a more risk based system coupled with additional governance and disclosure requirements. It is expected that the new capital regime will apply from 1 January 2016. From 2014 onward companies are expected to demonstrate their readiness for Solvency II through compliance with the interim guidelines. As a risk based capital measure, Solvency II is expected to increase New Ireland Assurance Company's plc (NIAC's) total level of free assets.

The Group's operations in overseas locations are subject to the regulations and reporting requirements of the regulatory and supervisory authorities in the overseas locations. The Central Bank is required to supervise the Group on a consolidated basis, i.e. taking account of the entire Group activities and relationships.

Licensed banks must notify their existing fees and charges and related terms and conditions, and any changes therein from time to time to the Central Bank, who can direct that no fees, charges or increases or changes therein be made without its approval. Following the introduction of the Central Bank (Supervision and Enforcement) Act 2013, a new relevant credit institution will not have to apply with this notification requirement until 3 years after it has commenced business.

All credit institutions are obliged to take the necessary measures to counteract money laundering effectively in accordance with the Criminal Justice (Money Laundering and Terrorist Financing) Act 2010 as amended by the Criminal Justice Act 2013 and the guidance notes relating to the Criminal Justice (Money Laundering and Terrorist Financing) Act 2010.

In May 2013, the Central Bank of Ireland issued its revised 'Impairment Provisioning and Disclosure Guidelines' paper. This paper updated the Central Bank of Ireland's previously issued 'Impairment Provisioning and Disclosure Guidelines' from December 2011 which the Group responded to in its Annual Report for the year ended 31 December 2012.

The revised paper sets out guidelines regarding the policies, procedures and disclosures which should be adopted for loans and receivables financial assets that are subject to impairment review and forbearance. The Group has implemented changes to its impairment and forbearance policies and procedures during 2013 and provided additional disclosures in its Annual Report for the year ended 31 December 2013 in relation to its asset quality, impairment, forbearance, interest income.

As outlined in the 'Principal Risks and Uncertainties' of the Risk Management Report, the Group is subject to risks associated with the Irish banking system and the regulatory environment in the jurisdictions in which the Group carries out its principal activities, primarily in Ireland and the UK.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Under the European Communities (Deposit Guarantee Schemes) Regulations, 1995 (as amended) the Central Bank operates a statutory depositor protection scheme. The Deposit Guarantee Scheme (DGS) protects depositors in the event of a licensed bank (the Bank) or building society (ICS Building Society) authorised by the Central Bank of Ireland being unable to repay deposits.

The DGS is administered by the Central Bank of Ireland and is funded by the credit institutions covered by the scheme. Each credit institution is required to maintain a Deposit Protection Account (DPA) equivalent to 0.2 percent of their total deposits, in order to fund the DGS.

Deposits up to €100,000 per person per institution are protected. The DGS is obliged to issue compensation to depositors duly verified as eligible within 20 working days of a credit institution failing. The DGS does not have an end date.

The DGS provides compensation in respect of: Current accounts, demand deposit accounts, notice deposit accounts, certificates of deposit, fixed-term deposit accounts, share accounts in a building society, Deposit element of structured deposits/tracker bonds and Credit balances on credit cards issued by credit institutions may also be eligible.

Under the DGS, the compensation payment process is initiated by either the Central Bank determining that a credit institution is unable to repay deposits due to its financial condition, or a court making a ruling, for reasons directly related to a credit institution's financial circumstances, that suspends depositors' ability to make claims against that institution. The Central Bank is expected to pay compensation to depositors within 21 days of a determination that deposits are unavailable, or of a ruling by the court (subject to the terms and conditions set out in the regulations).

In 1997, the EU Investor Compensation Directive laid down basic requirements for investor compensation schemes. This was done to provide a harmonised minimum level of investor protection across the EU. In Ireland, this Directive was transposed into Irish law pursuant to the Investor Compensation Act, 1998 under which the Investor Compensation Company Limited ('ICCL') was established.

The main purpose of the scheme is to provide adequate funds out of which eligible investors (private clients) of failed investment firms are compensated for financial losses arising. The funds are generated solely from contributions from investment firms. The method to calculate the contribution rate is determined by the nature of the financial products provided and in certain situations, is based on the number of eligible clients being provided with products by the firm.

This scheme covers certain investment products i.e. non-deposit based products where the authorised investment firm or authorised intermediary is unable, due to its financial circumstances, to return client money or investment instruments owed or belonging to a private client. The amount recoverable from the ICCL is currently 90% of the customer's net loss from the investment product, or €20,000 whichever is the lesser. The ICCL can only begin the process of making compensation payments to eligible investors once it has been advised by the Central Bank that an authorised firm has either been the subject of a court ruling which prevents the firm returning money or investment instruments to clients; or been the subject of a determination by the Central Bank that the firm is unable to meet its obligations arising from claims by clients

In addition to the deposits covered by the above Regulations and by the Eligible Liabilities Guarantee scheme, certain other group deposits are covered by the deposit protection schemes in other jurisdictions, chiefly the UK Financial Services Compensation Scheme (in respect of deposits issued by Bank of Ireland (UK) plc) and the Isle of Man Depositors Compensation Scheme (in respect of deposits issued by Bank of Ireland (I.O.M.) Limited).

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

The Central Bank has implemented a Consumer Protection Code and Minimum Competency Requirements. The original Consumer Protection Code has been updated and the revised Code is effective from 1 January 2012. The Consumer Protection Code requires regulated entities to know their customers and their suitability for products or services, to prepare terms of business and minimum levels of information for customers, including disclosure requirements and customer record obligations, to identify all charges, fees or other rewards connected with the supply of a service and to establish processes to deal with errors, complaints and conflicts of interest. There are also detailed rules on the fairness of advertising, and specific sectoral rules on banking products, loans, insurance services and investment products.

The Minimum Competency Requirements, effective from January 2007, require employees of regulated entities who provide advice on or sell retail financial products and adjudicate on any complaint communicated to a regulated firm by a consumer which relates to advice about a retail financial product provided to that consumer acquire the competencies set out therein and to engage in continuing professional development on an ongoing basis. The Central Bank issued a revised code of practice in relation to the Minimum Competency Requirements in 2011 which was effective from December 2011 and has been implemented by the Group.

A financial services ombudsman's and a financial services ombudsman council have been established under the Central Bank and Financial Services Authority Act of 2004. This Act also sets out the functions and powers of that council and bureau, respectively. The Minister for Finance has signed a Statutory Instrument which gives the Financial Services Ombudsman (FSO) the power to publish reports identifying regulated financial service providers who, in the preceding financial year, have had at least three complaints against them substantiated or partly substantiated. This power came into effect on 1 September, 2013.

On 23 December 2013 the Central Bank published a revised Auditor Protocol which came into effect on 1 January 2014. This Protocol is in addition to the statutory requirements on auditors of firms to report to the Central Bank under Irish legislative requirements e.g. under 'prescribed' enactments and under Sections 27B and 27C of the Central Bank Act, 1997. However, the Protocol does not extend in any way the nature and purpose of the statutory audit as required under legislation. The scope of the Protocol extends to all meetings between the Central Bank and auditors and covers the following areas: bilateral meetings; and trilateral meetings.

On 13 March, 2013 the Central Bank announced new measures to address mortgage arrears, including the publication of performance targets for the main Irish mortgage banks (which include the Group) and proposed changes to the Code of Conduct on Mortgage Arrears (CCMA). This revised Code was effective from 1 July 2013 and replaces the previous CCMA which became effective on the 1 January 2011. The Central Bank will consider regulatory action, including the imposition of additional capital requirements, for Irish banks that fail to meet targets or which demonstrate poor resolution strategies or poor execution of their strategies. The Central Bank issued in May 2013 enhanced provisioning, impairment and disclosure guidelines for mortgage loans in arrears greater than 90 days.

Credit Institutions (Stabilisation) Act 2010

The Credit Institutions (Stabilisation) Act 2010 (the Stabilisation Act) has been extended for a period of 24 months from 31 December 2012 to 31 December 2014 and gives the Minister for Finance extensive powers of intervention regarding the affairs, assets and liabilities of certain covered financial institutions in Ireland, including the Bank pending the implementation in 2015 of the proposed Directive of The European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms ("BRRD"). In particular, Section 48 of the Stabilisation Act imposes a

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

duty on the Directors of the Bank to align the activities of the Bank and the duties and responsibilities of the Directors, officers and employees of the Bank, with the public interest and the other purposes of the Stabilisation Act (as set out in Section 4 of the Stabilisation Act). This duty is owed by the Directors to the Minister, on behalf of the State, and takes priority over any other duty of the Directors.

The Central Bank and Credit Institutions (Resolution) Act 2011 (the Resolution Act 2011)

The Resolution Act 2011 is scheduled to replace the Stabilisation Act 2010 with the permanent resolution regime currently applicable to all other relevant financial institutions (pending the implementation of the BRRD). Under the Resolution Act 2011 the Central Bank is given the authority to take over, run and break up troubled financial institutions as it seeks to minimise the cost of a bank failure for taxpayers (this power rests with the Minister under the Stabilisation Act). A special resolution fund is also to be set up, with a levy to be placed on banks to cover the cost of the Central Bank assuming control of a financial institution. Both the Resolution Act and the Stabilisation Act allow the Central Bank and the Minister respectively to require banks to be managed in the national interest rather than shareholders' interest. Under the Resolution Act, the Central Bank is also given the power to make an application to the High Court to appoint a special manager to run troubled banks and is also allowed to remove any staff directors or consultants. It can also create 'bridge banks' to take control of deposits and loans of a failed Institution pending their transfer to another bank.

The Central Bank (Supervision and Enforcement) Act 2013, (the "2013 Act")

The Central Bank (Supervision and Enforcement) Act, 2013 (the "2013 Act") came into operation on 1 August 2013 for the purposes of strengthening the regulatory and enforcement powers of the Central Bank. Key powers and provision of the 2013 Act include:

•
increased powers to investigate and give directions to financial service providers;

•
a statutory right of action for damages for customers who have suffered loss as a result of any failure by a financial service provider to comply with its obligations under financial services legislation;

•
power to direct financial service providers to make redress to customers as a result of widespread or regular relevant defaults

•
increased penalties (of up to €1 million for individuals, and up to €10 million or 10% of turnover (in the most recent complete financial year) for corporate bodies;

•
power to suspend a financial service providers authorisation for up to 12 months, or completely where a prescribed contravention has been committed;

•
power to make regulations covering a wide range of matters for the proper and effective regulation of regulated financial service providers (including in respect of advancing credit, safeguarding client money and assets, dealing with customers in financial difficulty, resolution of disputes with customers); and

•
the ability for credit institutions operating outside the EU/EEA to operate branches in Ireland, subject to satisfying certain criteria (a Section 9A bank licence under the Central Bank Act 1971).

The Banking Recovery and Resolution Directive (BRRD)

The aim of the BRRD is to equip national authorities with harmonised tools and powers to tackle bank crises at the earliest possible moment, and to minimise costs for taxpayers. Firms will be required to produce and maintain recovery plans. A recovery plan is a document, or set of documents, setting out the arrangements that a firm has in place to allow it to take early action to restore its long-term viability if

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

there were a material deterioration of its financial situation. Firms must update their recovery plans at least annually or after any change to their legal or organisational structure, their business or their financial situation that could have a material effect on, or necessitate a change to their recovery plans. Firms must submit their recovery plans to competent authorities for assessment. The competent authorities will review the plans and, if they discover material deficiencies, they will direct firms to make appropriate changes to the plan.

Following the political agreement on the BRRD reached by the Council of the EU and the European Parliament in December 2013. It is expected that it will be adopted by the European Institutions before 30 June 2014 and will come into force on 1 January 2015 with the bail-in system taking effect from 1 January 2016.

As an interim step pending the formal approval of the BRRD the Group was directed by the Central Bank of Ireland to prepare and submit a recovery plan for the consolidated Group in December 2013.

Resolution authorities, in consultation with competent authorities, will be required to prepare resolution plans. A resolution plan is a document, or set of documents, prepared by authorities setting out how a firm might be resolved in an orderly fashion and its essential functions preserved, if it were to fail. This includes the potential application of resolution tools and powers as well as options for ensuring the continuity of critical functions. Resolution plans should be updated at least annually or after any change to firms' legal or organisational structure, their business or their financial situation that could have a material effect on, or necessitate a change to their resolutions. Individual firms are expected to provide the necessary information to resolution authorities to enable them to prepare these plans.

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

Prudential Capital Assessment Review/Prudential Liquidity Assessment Review

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

The EBA stress test was carried out across 91 banks in 2011, covering over 65% of the EU banking system total assets. It sought to assess the resilience of European banks to severe shocks and their specific solvency to hypothetical stress events under certain restrictive conditions.

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

On 15 July 2011 the EBA announced the results of the 2011 stress test. The Group passed the stress test, where under the adverse stress scenario, the Group's Core tier 1 ratio was estimated to be 7.1% at 31 December 2012, which would have been 2.1% or €1.3 billion in excess of the 5% Core tier 1 capital requirement in the adverse stress scenario. The result confirms the adequacy of the Group capital raising proposals and the ability of the Group to remain above the required minimum capital ratio under the EBA severe adverse stress scenario. Furthermore, the €1 billion of Contingent Capital would, if required, add a further 1.6% to the Group's Core tier 1 ratio, bringing it up to 8.7% under the EBA adverse stress scenario at 31 December 2012.

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

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

Recapitalisation of the Bank

Information on the Recapitalisation of the Bank in the year ended 31 December 2011 is shown in note 49 to the Consolidated Financial Statements.

2.     Government Guarantee Schemes

The Government introduced the Credit Institutions Financial Support (CIFS) scheme on 30 September 2008 which guaranteed the deposits and certain liabilities of covered institutions and it expired on 29 September 2010.

On 9 December 2009, the Minister for Finance commenced the Eligible Liabilities Guarantee (ELG) scheme intended to facilitate participating institutions issuing debt securities and taking deposits with a maturity of up to five years on either a guaranteed or unguaranteed basis, provided the relevant liabilities are acquired during an Issuance Window which was initially scheduled to expire on 29 September 2010 but which was subsequently extended. The Bank joined the scheme on 11 January 2010.

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

On 26 February 2013 the Minister for Finance announced that deposits made after midnight on 28 March 2013, would not be guaranteed under the Scheme. Eligible liabilities incurred after January 2010 and before midnight on 28 March 2013 would continue to be guaranteed until their next maturity, subject to a maximum term of 5 years.

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

3.     NAMA

As a Participating Institution in the National Asset Management Agency (NAMA), the Bank is subject to additional directions from the Central Bank and/or the Minister for Finance as to the conduct of its business. Under section 206 of the NAMA Act, the Central Bank may, with the approval of the Minister for Finance, give a direction to a Participating Institution in order to achieve the purposes of the NAMA

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Act. A direction under this section may restrict balance sheet growth, restrict the institution's ability to take over other credit institutions, require balance sheet reductions, or restrict or require consolidation and merger of Participating Institutions. Under section 207 of the NAMA Act the Central Bank may also direct a Participating Institution in writing to make any report that the Central Bank considers necessary to monitor the Participating Institution's compliance with the obligations under or by virtue of the NAMA Act. Pursuant to section 208 of the NAMA Act, a Participating Institution may also be directed by the Minister for Finance to draw up, or amend a restructuring or business plan and take reasonable steps to ensure that any draft business plan submitted to the Minister for Finance accurately contains all relevant information. If the Minister for Finance approves a draft business plan, the Participating Institution is obliged to take reasonable steps to implement that plan.

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

NPRFC Investment

See note 46 to the Consolidated Financial Statements and Charter and Bye-Laws on pages 178 to 186.

4.     Recent legislation impacting the regulation and supervision of the banking sector

Personal Insolvency Act 2012

The Personal Insolvency Act 2012 ("the Act") was enacted on 26 December 2012. On 1 March 2013, the Minister for Justice commenced certain parts of the Act which deal with the establishment and functioning of the Insolvency Service, the authorisation and regulation of Personal Insolvency Practitioners and other ancillary powers.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

The main parts of the Act which introduces three non-judicial debt settlement procedures for individuals deemed under the provisions of the Act to have unsustainable indebtedness levels. These three debt resolution options are alternatives to bankruptcy were commenced on 31 July 2013.

Debt Relief Notices (DRNs) can be applied for if a Debtor has secured and unsecured debts not exceeding €20,000 and has satisfied certain income and asset criteria.

Debt Settlement Arrangements (DSAs) apply to unsecured debts only in excess of €20,000 and will allow for the restructuring of unsecured debt owed by certain eligible individuals.

Personal Insolvency Arrangements (PIAs) will allow for restructuring both secured debt up to a limit of €3,000,000 (unless all secured creditors agree in writing) and unsecured debts of any amount owed by certain eligible individuals.

DSAs and PIAs require the approval of a majority of Creditors in a Creditors Meeting prior to Court approval.

The part of the Act which amends the existing bankruptcy legislation and reduces the discharge period from bankruptcy from 12 years to 3 years was commenced on 3 December 2013.

The Bank has and will continue to engage constructively with all stakeholders in connection with the process.

Possession Proceedings

On the 24 July 2013, the Land and Conveyancing Law Reform Act 2013 was enacted. This legislation rectifies the problems created by the decision in Start Mortgages Ltd & Ors v Gunn & Ors (2011) EHC 275 which prevented the Bank from commencing legal proceedings for possession of properties unless certain conditions had been satisfied prior to 1 December 2009. This Act resolves this issue and allows the Bank commence legal proceedings for possession. It also provides safeguards for the borrower allowing adjournments to be granted in order that borrowers may apply for a PIA as an alternative to a possession.

UNITED KINGDOM

The Group's subsidiary bank in the United Kingdom, Bank of Ireland (UK) plc, comprises the financial services relationship with the UK Post Office, its branch business in Northern Ireland, certain assets from its former intermediary sourced mortgage business, and other parts of its UK business banking operations.

Bank of Ireland (UK) plc

Bank of Ireland (UK) plc, a wholly owned subsidiary of the Group, commenced business on 1 November 2010. It is a United Kingdom registered bank which is authorised by the Prudential Regulation Authority (PRA) and regulated by the Financial Conduct Authority (FCA) and the PRA.

Bank of Ireland (UK) plc undertakes the majority of Group banking business within the United Kingdom, which includes; current account banking services, lending and deposit gathering through the Northern Ireland branch network and business banking relationship managers; all new residential mortgage lending within the United Kingdom; and certain business and consumer credit provision activities.

As well as banking activities undertaken in its own name, Bank of Ireland (UK) plc also participates and manages the Group's financial services arrangement with Post Office Limited. Bank of Ireland (UK) plc acts as the product provider for deposits, residential mortgages and other banking products provided under this arrangement. The financial services arrangement between Bank of Ireland (UK) plc and Post Office Limited (POL) ensures that POL have insurance products to distribute to its customers. As a consequence

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

of these arrangements Post Office Limited is an appointed representative of Bank of Ireland (UK) plc for those activities it carries out which are regulated by the FCA.

As a consequence of Bank of Ireland (UK) plc being authorised by the PRA, deposits held with the firm are protected by the Financial Services Compensation Scheme (FSCS) which protects the first £85,000 of deposits, per eligible depositor, per institution.

In respect of its banking operations in Northern Ireland, Bank of Ireland (UK) plc is empowered to issue bank notes as local currency.

Governor & Company of the Bank of Ireland

Under the Banking Consolidation Directive, Bank of Ireland has the right to provide banking services on a cross border basis, or through the establishment of a branch, to clients located in other European Economic Area (EEA) member states (known as host member states) on the basis of its home (Irish) authorisation, without the need for separate authorisation by the competent authorities of those host member states. This is known as passporting.

Bank of Ireland has exercised its EU passport rights to provide banking services in the United Kingdom through its UK branch and also the provision of services on a cross border basis. These services consist principally of professional and corporate banking and the management of those residential mortgage contracts within the United Kingdom that have not been transferred to Bank of Ireland (UK) plc.

The powers of the PRA and FCA in relation to passported EEA credit institutions (such as the Bank of Ireland) are less extensive than those which it has in relation to UK authorised credit institutions (such as Bank of Ireland (UK) plc). Pursuant to the principle of home country control incorporated in the Banking Consolidation Directive, the competent authority of the home country (in Ireland, the Central Bank) has primary responsibility for the supervision of credit institutions incorporated in another EEA state. The PRA, however, retains specific responsibility, in conjunction with the Central Bank, for supervising the liquidity of branches of EEA credit institutions which operate in the United Kingdom. The relevant regulatory body also has the right to carry out on-the-spot verifications of supervisory information relating to branches to ensure that EEA credit institutions carrying on activities listed in the Banking Consolidation Directive in the United Kingdom take sufficient steps to protect against risks arising from their open positions on financial markets in the United Kingdom. The FCA is also able to apply conduct of business rules to credit institutions providing banking services in the United Kingdom. For example, in relation to deposit taking, it has made rules about conduct of business, approval of advertisements, the handling of complaints and the avoidance of money laundering.

Under the Banking Consolidation Directive as implemented in the United Kingdom, the relevant regulatory bodies are empowered in specified circumstances to impose a prohibition on, or to restrict the listed activities of, an EEA credit institution providing services into the United Kingdom. Consistent with the allocation of supervisory responsibilities in the Banking Consolidation Directive, the relevant regulatory authority would usually exercise its power only after consulting the relevant home state authority which, as a 'consolidated supervisor' under the Banking Consolidation Directive, amongst other things, coordinates the gathering and dissemination of information amongst any relevant supervisory authorities. The home state authority also provides for the exchange of information and the planning and co-ordination of supervisory activities in crisis situations and in cases where the authorities become aware of contraventions of the law by institutions covered by the Banking Consolidation Directive operating in their territory. Also in addition to being able to enforce its conduct of business rules, the FCA also has certain enforcement powers under UK legislation.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Regulatory oversight by the PRA and FCA

Both the PRA and FCA's powers and responsibilities derive from the Financial Services and Markets Act (FSMA). The scope of the FSMA was extended in 2004 to include the sale and administration of certain retail mortgages, and in 2005 for general insurance intermediation. It was further extended in 2009 to include the provision of certain banking services that were previously covered by the UK Banking Code.

The FCA has a single strategic objective to ensure that the markets for financial services function well. Three operational objectives support this: (1) securing an appropriate degree of protection for consumers; (2) protecting and enhancing the integrity of the UK financial system; and (3) promoting effective competition in the interests of consumers in the markets for financial services.

The PRA is responsible under FSMA for the authorisation and prudential supervision on individual deposit-takers, insurers and certain designated-investment firms. Its objective is to promote the safety and soundness of dual-regulated firms, and it is required to advance this objective primarily by seeking to minimise any adverse effects of firm failure on the UK financial system and to ensure that firms carry on their business in a way that avoids adverse effects on the system.

Both regulators employ methods of supervising banks in a manner consistent with the perceived threat that the institution poses to the regulatory bodies' statutory objectives. This supervisory approach will include the regular reporting of statistical information and a regular set of returns giving levels of capital and liquidity, balance sheet and consolidated statement of income data, material on the maturity structure of assets and liabilities, sector—analysis of business and details of concentration of risk in assets and deposits. Review meetings are held by both the PRA and FCA with the management of regulated firms. The PRA also publishes requirements it expects banks to meet on matters such as capital adequacy, limits on large exposures to individual entities and groups of closely connected entities, and liquidity. The PRA can also, at its discretion, utilise its powers under Section 166 of the FSMA to require the firm to commission Skilled Persons to undertake focused reviews of its business. As part of this process the Skilled Person is required to report their findings and recommendations directly to the PRA.

In order to maintain authorisation under the FSMA, regulated firms (such as Bank of Ireland (UK) plc) must be able to demonstrate that they meet (and will continue to meet) a number of threshold conditions set out in the FSMA. For example, authorised firms must have adequate financial resources, not have close links of a nature that would impede the regulatory bodies' supervision of the firm and generally satisfy both regulatory bodies that they are a fit and proper person. In addition, banks are subject to the rules set out in the FCA and PRA Handbook, which also provides guidance on the application and interpretation of these rules. The relevant Handbook contains rules governing senior management arrangements, systems and controls, conduct of business, training and competence, money laundering and complaints handling. Any person within a regulated firm performing a controlled function will also need to be personally approved by the PRA or FCA under the Approved Persons regime. Approved persons are individually regulated by the PRA and FCA, and personally accountable to it, and must meet on-going standards of conduct and fitness and propriety. Each regulatory body has the power to take a wide range of disciplinary actions against regulated firms and any approved persons, including private warnings, public censure, the imposition of fines, the variation, suspension or termination of the firm's authorisation or the removal of approved status from individuals.

The regulation of mortgages under the FSMA is in relation to regulated mortgage contracts, which are, broadly speaking, owner occupier credit agreements made on or after 31 October 2004 with individuals (whether consumer or business customers) and secured by first ranking security over land in the United Kingdom.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

As a result of the EU Third Money Laundering Directive, the UK Money Laundering Regulations 2007 place a requirement on banks to verify the identity and address of customers opening accounts in the United Kingdom, and to keep records to help prevent money laundering and fraud. Guidance in respect of the Money Laundering Regulations 2007 is contained in the Guidance Notes of the Joint Money Laundering Steering Group, including in respect of the identification of new customers, record keeping and otherwise. On 1 November 2009, the Banking Conduct Regime for retail banking was introduced. The main constituents of the regime are: (a) extending the Principles for Business as they apply to deposit taking, from prudential matters only, to conduct of business matters in addition; (b) conduct of business requirements in the Payment Services Regulations 2009 (PSR), which apply to certain payment services made in euro or sterling; and (c) Handbook rules on banking conduct of business, which apply to deposit taking in respects not covered by the PSR. On 1 November 2009, the British Bankers' Association, the Building Societies Association and the UK Cards Association launched The Lending Code, a voluntary code on unsecured lending to personal and small business customers, which is monitored and enforced by the Lending Standards Board.

UK Banking Act 2009

Under the UK Banking Act 2009 (the Banking Act), substantial powers have been granted to HM Treasury, the Bank of England and the PRA (the Authorities) as part of a special resolution regime (SRR).

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

The purpose of the stabilising options is to address the situation where all or part of a business of a relevant entity has encountered, or is likely to encounter, financial difficulties, giving rise to wider public interest concerns. Accordingly, the stabilisation options may only be exercised if (a) the PRA is satisfied that a relevant entity (such as Bank of Ireland (UK) plc) is failing, or is likely to fail, to satisfy the threshold conditions within the meaning of section 41 of the FSMA (which are the conditions that a relevant entity must satisfy in order to retain its authorisation to accept deposits), (b) following consultation with the other Authorities, the PRA determines that it is not reasonably likely that (ignoring the stabilising options) action will be taken that will enable the relevant entity to satisfy those threshold conditions, and (c) the Authorities consider the exercise of the stabilisation options to be necessary, having regard to certain public interest considerations (such as the stability of the UK financial systems, public confidence in the UK banking system and the protection of depositors). It is therefore possible that one of the stabilisation options could be exercised prior to the point at which any insolvency proceedings with respect to the relevant entity could be initiated.

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

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

The Financial Service Compensation Scheme

The FSMA established the Financial Services Compensation Scheme (FSCS). This applies to the activities of Bank of Ireland (UK) plc but not those of the Governor & Company of the Bank of Ireland in the UK (which are covered by the Irish compensation scheme arrangements summarised above), The FSCS pays compensation to eligible customers of FSA authorised financial services firms that are unable, or likely to be unable, to pay claims against them. The levels of compensation are, for example, for firms declared in default on or after 1 January 2010 (31 December 2010 deposits), per eligible customer, per firm and per type of claim: (a) for deposits, 100% of the first £85,000 (100% of the first sterling amount equivalent to €100,000 for firms declared in default on or after 1 January 2011); (b) for mortgage advice and arranging, 100% of the first £50,000; and (c) for insurance, 90% of the claim with no upper limit (except compulsory insurance is protected in full). Claims on the FSCS are funded by loans from the Bank of England and by levies on PRA/FCA authorised firms. FSA authorised deposit takers may be required to pay increased levies to repay such loans from the Bank of England.

Financial Ombudsman Service

The FSMA also established the Financial Ombudsman Service (FOS), which determines complaints by eligible complainants in relation to FSA authorised financial services firms, consumer credit licensees and certain other businesses, in respect of activities and transactions within its jurisdiction. These arrangements cover the activities of both Bank of Ireland (UK) plc and the Governor & Company of the Bank of Ireland in the UK.

The FOS determines complaints on the basis of what, in its opinion, is fair and reasonable in all the circumstances of the case. The maximum level of financial award by the FOS is £150,000 plus interest and costs. The FOS may also make directions awards, which direct the business to take steps as the FOS considers just and appropriate.

Consumer Protection Legislation

In the United Kingdom, persons carrying on consumer credit business, consumer hire business or an ancillary credit business, need a consumer credit licence from the UK Office of Fair Trading (OFT) under the UK Consumer Credit Act 1974 (CCA). The OFT from time to time issues general or sector specific guidance on what it expects of consumer credit licensees, and breaches of law and of OFT guidance may be taken into account by the OFT in determining whether a person is fit to hold a licence. The OFT has certain disciplinary powers in relation to consumer credit licensees, including imposing requirements and financial penalties for breach of such requirements. Various members of the Group are consumer credit licensees in relation to regulated consumer credit lending and mortgage broking.

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

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

Reform of Consumer Credit Legislation

The UK Government has announced that with effect from 1st April 2014 responsibility for consumer credit regulation will transfer to the FCA.

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

The U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act) contains far reaching regulatory reform, and will change the way in which the Group is regulated in the US and in some cases outside the US. Since enactment of the Dodd-Frank Act in July 2010, there has been a stream of proposed regulations and final regulations issued by the various financial sector administrative agencies (e.g., the SEC, the CFTC, the Federal Reserve Board) and others are expected. Approximately

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

one-half of the regulations have been either proposed or enacted. These regulations include new rules for derivatives trading, reporting and clearing, prohibitions on proprietary trading, and the sponsorship of, and investment in, hedge funds and private equity funds (the "Volcker rule"), new regulations for foreign investment advisors, systemic risk oversight, and heightened prudential standards for large US and foreign banking organisations and the annual submission to US Regulators of a Living Will or resolution plan. The Dodd-Frank Act also makes changes to the corporate governance requirements applicable to Boards, and foreign banking organisations and shareholder "say-on-pay" of executive compensation and severance payments for departing employees. The Federal Reserve has also issued final and proposed prudential rules for foreign banking organizations in the US (sections 165 and 166 of Dodd-Frank Act) that include (i) a requirement for an intermediate holding company to hold US non-bank subsidiary operations, (ii) risk-based capital and leverage requirements, (iii) liquidity requirements (both substantive and procedural), (iv) singlecounterparty credit limits, (v) risk management and risk committee requirements, (vi) stress test requirements, including public disclosure of the results, (vii) a debt-to-equity limit, and (viii) a framework for early remediation of financial weaknesses. The final rules and the proposal rules impose different requirements based on the overall size of the foreign banking organization and the size of its US-based assets. Under the prudential rules that have been finalized, the Bank will be (i) subject to risk-based and leverage capital requirements on a consolidated basis consistent with the Basel Committee's regulatory capital framework which can be satisfied by meeting its Irish requirements, (ii) required to meet internal liquidity stress testing requirements under Irish law for its consolidated operations or its combined U.S. operations only, (iii) required to be subject to and satisfy Irish general stress test requirements including stress tests conducted or evaluated by the Central Bank and management related stress tests governance and control requirements, (iv) required to maintain a committee of its Court, on a standalone basis or as part of its enterprise-wide risk committee (or equivalent thereof), which oversees the risk management policies of its combined U.S. operations and has at least one member with experience in "identifying, assessing, and managing risk exposures of large, complex firms" and (v) subject to a debt-to-equity ratio limitation of no more than 15-to-1. A failure to meet any of these requirements could result in the Bank and the Bank's U.S. operations and subsidiaries being subject to additional requirements, conditions or restrictions. As of this date, it is still uncertain whether the cost or impact of compliance with the Dodd-Frank Act will be materially adverse (measured by revenue) to the Group. A definitive analysis of the effects of the legislation will not be available until all the final rules and the proposal rules have been fully adopted, a process which is underway and which will take effect over several years.

A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions issued by the Office of Foreign Assets Control. The Bank Secrecy Act as amended by the USA PATRIOT Act imposes obligations on the Branch and the Group's subsidiaries to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their clients to ensure compliance with US economic sanctions against designated foreign countries, nationals and others. Failure to maintain and implement adequate programmes to combat money laundering and terrorist financing or to ensure economic sanctions compliance, could have serious consequences, in legal and monetary terms and in terms of our reputation.

ISLE OF MAN

The Isle of Man Depositors Compensation Scheme ('the Scheme') was established by the Depositors' Compensation Scheme Regulations 2010, in which Bank of Ireland (IOM) Limited ('BOI IOM'), as a licensed deposit taker, participates. The Scheme compensates eligible people with money in current and deposit accounts in financial institutions in the Isle of Man (including in the Bank) with up to £50,000 of net deposits (loans may be netted off against any deposits held with the same deposit taker) per individual

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

depositor or £20,000 for most other categories of depositor. Cover is calculated per depositor, per deposit taker, if a bank fails.

Participants in the Scheme may be directed, by written notice, to make contribution levies in respect of the Scheme compensation fund. The net total amounts to be provided to the Fund in respect of all compensation costs arising from defaults in any period of ten years must not exceed:

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

Following a strategic review of its businesses, the Bank of Ireland Group ('the Group') has taken the decision to cease all operations through its subsidiary, BOI IOM.

As a consequence of this decision, an orderly wind down of the business commenced 6 August 2013. This will involve the closure of all banking relationships held with the Bank. Customers have been informed of BOI IOM's intentions with regard to the closure and appropriate notice of changes to existing terms and conditions.

It is envisaged that BOI IOM will surrender its Banking Licence on 30 May 2014 and the remaining operations in respect of the Company will cease by 31 August 2014.

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

The Group holds certain accounts for the Embassy of Iran in Ireland, and certain Embassy personnel, and process payments into and out of those accounts related to official Embassy business, scholarship payments to Iranian students in Ireland and the personal expenses of Embassy personnel. These accounts are used for local expenses and are operated in accordance with applicable local law and authorisations. For the period covered by this report, the Group had €1,906 in gross revenues for all Iranian bank-related activity described in this section, which includes fees and/or commissions. The Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profits measure. The Group intends to maintain these accounts, in accordance with applicable local law and authorisations.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

INTEREST RATES—IRELAND, UK AND US

	31 December 2013%	31 December 2012%	31 December 2011%
Ireland
European interbank offered rate:
One month Euribor	0.22%	0.11%	1.02%
Three month Euribor	0.29%	0.19%	1.36%
United Kingdom
London interbank offered rate:
One month	0.49%	0.49%	0.77%
Three month	0.53%	0.52%	1.08%
United States
Prime Rate	3.25%	3.25%	3.25%

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

AVERAGE BALANCE SHEET AND INTEREST RATES

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for the year ended 31 December 2013, the year ended 31 December 2012 and the year ended 31 December 2011. The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group. The explanation of the underlying business trends in the Group's net interest margin is explained on pages 27 and 28.

	31 December 2013			Restated* 31 December 2012			Restated* 31 December 2011
ASSETS	Average balance €m	Interest €m	Rate %	Average balance €m	Interest €m	Rate %	Average balance €m		Interest €m	Rate %
Loans and advances to banks(1)
Domestic offices	3,722	18	0.5	6,417	56	0.9	4,699		28	0.6
Foreign offices	7,144	33	0.5	11,093	48	0.4	5,103		36	0.7
Loans and advances to customers(2)
Domestic offices	49,486	2,119	4.3	52,953	2,272	4.3	62,509		2,850	4.6
Foreign offices	38,346	1,110	2.9	45,676	1,164	2.5	51,073		1,239	2.4
Available for sale financial assets and NAMA senior bonds
Domestic offices	15,480	382	2.5	15,878	463	2.9	16,675		443	2.7
Foreign offices	569	7	1.2	245	3	1.2	2,324		22	0.9
Other financial assets at fair value through profit or loss
Domestic offices	—	—	—	1	—	—	14		—	—
Foreign offices	12	—	—	28	—	—	56		—	—

Total interest earning assets	114,759	3,669	3.2	132,291	4,006	3.0	142,453	(3)	4,618	3.2

Domestic offices	68,688	2,519	3.7	75,249	2,791	3.7	83,897		3,321	4.0
Foreign offices	46,071	1,150	2.5	57,042	1,215	2.1	58,556		1,297	2.2

	114,759	3,669	3.2	132,291	4,006	3.0	142,453		4,618	3.2
Non interest earning assets	21,821	—	—	20,285	—	—	16,004		—	—

Total assets	136,580	3,669	2.7	152,576	4,006	2.6	158,457		4,618	2.9

Percentage of assets applicable to foreign activities			34.6%			38.8%				37.8%

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

(1)
Including Cash and balances at Central banks.

(2)
Including assets classified as held for sale.

(3)
For the year ended 31 December 2011, average assets of €142 billion include loans and advances to customers before specific impairment provision of €4.6 billion.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

	31 December 2013			Restated* 31 December 2012				Restated* 31 December 2011
LIABILITIES AND STOCKHOLDERS' EQUITY	Average balance €m	Interest €m	Rate %	Average balance €m	Interest €m		Rate %	Average balance €m	Interest €m	Rate %
Deposits from banks
Domestic offices	14,914	134	0.9	29,029	366		1.3	38,229	752	2.0
Foreign offices	393	4	1.0	429	5		2.4	137	6	4.4
Customer accounts
Domestic offices	31,427	533	1.7	31,302	739		2.4	30,852	812	2.6
Foreign offices	26,142	533	2.0	27,819	920		3.3	22,677	786	3.5
Debt securities in issue
Domestic offices	13,134	263	2.0	15,065	425		2.8	18,428	515	2.8
Foreign offices	1,776	20	1.1	2,069	25		1.2	2,986	34	1.1
Subordinated liabilities
Domestic offices	1,468	166	11.3	1,149	144	(1)	12.5	1,524	133	8.7
Foreign offices	160	12	7.5	239	15		6.3	617	38	6.2

Total interest bearing liabilities	89,414	1,665	1.9	107,101	2,639		2.5	115,450	3,076	2.7

Domestic offices	60,943	1,096	1.8	76,545	1,674		2.2	89,033	2,212	2.5
Foreign offices	28,471	569	2.0	30,556	965		3.2	26,417	864	3.3

	89,414	1,665	1.9	107,101	2,639		2.5	115,450	3,076	2.7
Current accounts	15,703	—	—	13,585	—		—	12,862	—	—
Other non interest bearing liabilities	23,403	—	—	22,727	—		—	21,074	—	—
Stockholders' equity	8,059	—	—	9,163	—		—	9,071	—	—

Total liabilities and stockholders' equity	136,579	1,665	1.2	152,576	2,639		1.7	158,457	3,076	1.9

Net yield on interest on earning assets(2)
Domestic offices			2.1				1.5			1.3
Foreign offices			1.2				0.4			0.7
Percentage of liabilities applicable to foreign activities			25.7%				25.3%			20.5%

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

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

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

CHANGE IN NET INTEREST INCOME

Volume and Rate Analysis

The following table allocates changes in net interest income between volume and rate for the year ended 31 December 2013 compared to the year ended 31 December 2012 and the year ended 31 December 2012 compared to the year ended 31 December 2011. Volume and rate variances have been calculated based on movements in average balances over the period and changes in average interest earning assets and average interest bearing liabilities. Changes due to a combination of volume and rate are allocated rateably to volume and rate.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

	Increase/(decrease) due to change in
	Year ended 31 December 2013			Restated* Year ended 31 December 2012
	Average volume €m	Average rate €m	Net change €m	Average volume €m	Average rate €m	Net change €m
INTEREST EARNING ASSETS
Loans to and advances to banks
Domestic offices	(18)	(20)	(38)	12	16	28
Foreign offices	(19)	4	(15)	18	(6)	12
Loans and advances to customers
Domestic offices	(148)	(5)	(153)	(417)	(161)	(578)
Foreign offices	(353)	299	(54)	(144)	69	(75)
Available for sale financial assets
Domestic offices	(11)	(70)	(81)	(19)	39	20
Foreign offices	4	—	4	(28)	9	(19)
Other financial assets at fair value through profit or loss
Domestic offices	—	—	—	—	—	—
Foreign offices	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total interest income	(545)	208	(337)	(578)	(34)	(612)

INTEREST BEARING LIABILITIES
Deposits from banks
Domestic offices	(146)	(86)	(232)	(155)	(231)	(386)
Foreign offices	—	(1)	(1)	(2)	1	(1)
Customer accounts
Domestic offices	3	(209)	(206)	12	(85)	(73)
Foreign offices	(53)	(334)	(387)	168	(34)	134
Debt securities in issue
Domestic offices	(50)	(112)	(162)	(95)	5	(90)
Foreign offices	(3)	(2)	(5)	(11)	2	(9)
Subordinated liabilities
Domestic offices	34	(12)	22	(14)	25	11
Foreign offices	(7)	4	(3)	(24)	1	(23)
Other	—	—	—	—	—	—

Total interest expense	(222)	(752)	(974)	(121)	(316)	(437)

Total change in net interest income	(323)	960	637	(457)	282	(175)

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

DESCRIPTION OF ASSETS AND LIABILITIES

The following sections provide information relating to the assets and liabilities of the Bank of Ireland Group.

ASSETS

Loan portfolio

Loans and advances to customers in the tables on pages 473 to 484 include loans and advances to customers and loans held for sale at 31 December 2011 and 31 December 2010. There were no loans held for sale at 31 December 2013 and 31 December 2012. For an analysis of the asset quality of the Group's loans and advances to customers, see pages 99 to 120.

The Bank of Ireland Group's loan portfolio comprises of loans to customers (including overdrafts) and instalment credit and finance lease receivables.

The Group provides mortgage loans for house purchases as well as home improvement loans and secured personal loans to existing mortgage customers. The Group's home mortgage loan products consist of amortising, interest only and endowment loans. Interest on mortgage loans is typically at a floating rate but the Group also makes some fixed rate loans.

The Group's residential mortgage portfolio at 31 December 2013 is widely diversified by individual borrower and amounts to 56% (31 December 2012: 55%) of loans and advances to customers (pre impairment provisions).

The Group loan book comprises exposure of 18% or €17 billion (31 December 2012: 19%/€19 billion) to property and construction lending, and exposure of 10% or €9 billion (31 December 2012: 10%/€10 billion) to business and other services.

With the exception of residential mortgages, property and construction and business and other services, the Group's exposure to credit risk from its lending activities in any individual sector or industry does not exceed 10% of loans and advances to customers.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Total loans and advances to customers

The following tables set forth the Bank of Ireland Group's total loans and advances to customers at 31 December 2013, 2012, 2011, 2010 and 2009 using data prepared in accordance with IFRS.

The Risk Management Report on pages 74 to 156 contains a description of the Group's loan loss provisioning methodology. Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

	31 December 2013 €m	31 December 2012 €m	31 December 2011 €m	31 December 2010 €m	31 December 2009 €m
Ireland
Personal
—Residential mortgages	26,700	27,485	27,854	28,067	28,196
—Other lending	1,506	1,665	1,993	2,401	2,906
Property and construction	9,144	9,877	10,381	11,761	19,472
Business and other services	6,323	6,771	9,193	9,660	11,983
Manufacturing	2,627	3,094	3,160	3,806	4,511
Distribution	2,883	3,289	3,469	3,897	4,463
Transport	1,437	1,532	1,186	1,225	778
Financial	880	787	906	1,758	1,088
Agriculture	1,499	1,492	1,628	1,609	1,726
Energy	599	684	838	1,454	1,438

Total Ireland	53,598	56,676	60,608	65,638	76,561

United Kingdom & Other
Personal
—Residential mortgages	24,946	27,543	29,636	32,199	32,274
—Other lending	1,316	1,337	1,321	1,298	1,434
Property and construction	7,658	9,285	10,199	13,501	16,038
Business and other services	3,161	3,484	3,849	4,461	3,627
Manufacturing	1,174	1,011	1,134	1,581	1,744
Distribution	176	264	591	758	525
Transport	180	61	198	324	618
Financial	177	169	262	310	1,354
Agriculture	283	246	205	161	388
Energy	86	89	99	69	108

Total United Kingdom & Other	39,157	43,489	47,494	54,662	58,110

Gross loans and advances to customers	92,755	100,165	108,102	120,300	134,671

Allowance for loan losses	(8,241)	(7,544)	(6,365)	(5,050)	(5,775)

Total loans and advances to customers	84,514	92,621	101,737	115,250	128,896

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Total loans to customers (%)

The following table sets forth the percentage of total loans to customers represented by each category of loan at 31 December 2013, 2012, 2011, 2010 and 2009 using data prepared in accordance with IFRS.

	31 December 2013%	31 December 2012%	31 December 2011%	31 December 2010%	31 December 2009%
Ireland
Personal
—Residential mortgages	28.8	27.4	25.8	23.3	20.9
—Other lending	1.6	1.7	1.8	2.0	2.2
Property and construction	9.9	9.9	9.6	9.8	14.5
Business and other services	6.8	6.8	8.5	8.0	8.9
Manufacturing	2.8	3.1	2.9	3.2	3.3
Distribution	3.1	3.3	3.2	3.3	3.3
Transport	1.5	1.5	1.1	1.0	0.6
Financial	0.9	0.7	0.9	1.5	0.8
Agriculture	1.6	1.4	1.5	1.3	1.3
Energy	0.6	0.7	0.8	1.2	1.1

Total Ireland	57.6	56.5	56.1	54.6	56.9

United Kingdom & Other
Personal
—Residential mortgages	26.9	27.5	27.4	26.8	24.0
—Other lending	1.4	1.3	1.2	1.1	1.0
Property and construction	8.3	9.3	9.4	11.2	11.9
Business and other services	3.5	3.5	3.6	3.7	2.7
Manufacturing	1.3	1.0	1.1	1.3	1.3
Distribution	0.2	0.3	0.5	0.6	0.4
Transport	0.2	0.1	0.2	0.3	0.4
Financial	0.2	0.2	0.2	0.2	1.0
Agriculture	0.3	0.2	0.2	0.1	0.3
Energy	0.1	0.1	0.1	0.1	0.1

Total United Kingdom & Other	42.4	43.5	43.9	45.4	43.1

Group total loan portfolio	100.0	100.0	100.0	100.0	100.0

Analysis of Loans to Customers by Maturity and Interest Rate Sensitivity

The following tables analyse loans by maturity and interest rate sensitivity. Overdrafts, which represent a significant proportion of the portfolio, are classified as repayable within one year. Approximately 4% of the Bank of Ireland Group's loan portfolio at 31 December 2013 was provided on a fixed rate basis. Fixed-rate loans are defined as those loans for which the interest rate is fixed for the full life of the loan. Variable-rate loans include some loans for which the interest rate is fixed for an initial period (e.g. some residential mortgages) but not for the full life of the loan. The interest rate exposure is managed by Global Markets within agreed policy parameters. See Risk Management Report on pages 74 to 156.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

	Within 1 year €m	After 1 year but within 5 years €m	After 5 years €m	Total €m
Ireland	11,305	13,243	29,050	53,598
United Kingdom & Other	8,534	10,908	19,715	39,157

Total loans by maturity	19,839	24,151	48,765	92,755

Fixed rate	1,346	1,815	753	3,914
Variable rate	18,493	22,336	48,012	88,841

Total loans by maturity	19,839	24,151	48,765	92,755

The following table sets forth an analysis of loans by maturity within each classification as at 31 December 2013.

	Within 1 year €m	After 1 year but within 5 years €m	After 5 years €m	Total €m
Ireland
Personal
—Residential mortgages	1,552	4,689	20,459	26,700
—Other lending	1,113	258	135	1,506
Property and construction	3,621	2,849	2,674	9,144
Business and other services	1,687	1,806	2,830	6,323
Manufacturing	784	1,287	556	2,627
Distribution	1,091	882	910	2,883
Transport	300	549	588	1,437
Financial	490	280	110	880
Agriculture	501	483	515	1,499
Energy	166	160	273	599

Total Ireland	11,305	13,243	29,050	53,598

United Kingdom & Other
Personal
—Residential mortgages	1,817	6,140	16,989	24,946
—Other lending	759	556	1	1,316
Property and construction	4,390	1,938	1,330	7,658
Business and other services	1,051	1,164	946	3,161
Manufacturing	189	728	257	1,174
Distribution	63	54	59	176
Transport	31	127	22	180
Financial	43	59	75	177
Agriculture	157	109	17	283
Energy	34	33	19	86

Total UK & Other	8,534	10,908	19,715	39,157

Group total loan portfolio	19,839	24,151	48,765	92,755

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Movement in the allowances for loan losses

An analysis of the Group's impairment provisions at 31 December 2013 is set out in note 29 to the Consolidated financial statements.

Impaired loans reduced from €16,294 million at 31 December 2012 to €15,785 million at 31 December 2013, or from 1,627bps to 1,702bps of total loans.

Total balance sheet provisions against loans and advances to customers were €8,241 million at 31 December 2013 compared to €7,544 million at 31 December 2012. Impairment provisions as a percentage of total loans were 888 bps (31 December 2012: 753 bps), the ratio being 388bps (31 December 2012: 290bps) for the Group mortgage book and 1,518bps (31 December 2012: 1,318 bps) for non-mortgage lending.

Impairment provisions as a percentage of impaired loans (the 'Coverage Ratio') is 52% at 31 December 2013, which compares to 46% at 31 December 2012.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

The following table presents information regarding the movement in the allowance for loan losses for the year ended 31 December 2013, 2012, 2011 and 2010 and for the nine months ended 31 December 2009 using data prepared in accordance with IFRS.

	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months to 31 December 2009 €m
Allowance at beginning of period	7,543.6	6,365.1	5,049.8	5,775.0	1,781.0
Total allowance	7,543.6	6,365.1	5,049.8	5,775.0	1,781.0
Exchange and other adjustments	(38.2)	34.3	48.0	28.5	47.7
Other Movements	146.4	115.2	(106.5)	(2,141.4)	33.4
Recovery of amounts previously charged off:
Ireland	(2.8)	3.0	2.6	(3.2)	0.9
United Kingdom	15.0	8.2	4.3	8.4	2.3

Total recovery of amounts previously charged off	12.2	11.2	6.9	5.2	3.2

Amounts charged off:
Ireland	(772.1)	(396.9)	(293.2)	(566.1)	(54.9)
United Kingdom	(315.9)	(309.4)	(322.4)	(167.8)	(90.3)

Total amounts charged off	(1,088.0)	(706.3)	(615.6)	(733.9)	(145.2)
Provision for impairment losses charged to income:
Ireland	1,234.2	1,285.4	1,491.6	1,594.2	2,986.5
United Kingdom	430.8	438.7	490.9	522.2	1,068.4

	1,665.0	1,724.1	1,982.5	2,116.4	4,054.9
Impairment loss write back	—	—	—	—	—
Allowance at end of period	8,241.1	7,543.6	6,365.1	5,049.8	5,775.0

Total allowance	8,241.1	7,543.6	6,365.1	5,049.8	5,775.0

Total allowance is split as follows:
Loans and advances to customers	8,241.1	7,543.6	6,365.1	4,974.4	2,997.0
Loans held for sale to NAMA	—	—	—	75.4	2,778.0

Total allowance	8,241.1	7,543.6	6,365.1	5,049.8	5,775.0

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Provisions and allowances for loan losses (%)

The following table presents additional information regarding provisions and allowances for loan losses for the year ended 31 December 2013, 2012, 2011 and 2010 and for the nine months ended 31 December 2009 using data prepared in accordance with IFRS.

	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months to 31 December 2009 €m
Allowance at end of year as a percentage of total loans to customers at end of year:
Ireland	11.64	10.05	7.78	5.41	5.61
United Kingdom	5.11	4.25	3.47	2.74	2.55

Total	8.88	7.53	5.89	4.20	4.29

Specific	7.92	6.83	4.96	3.52	3.42
IBNR	0.96	0.70	0.93	0.67	0.86

Total	8.88	7.53	5.89	4.20	4.29

Allowance at end of year as a percentage of impaired loans at end of year
Ireland	56.04	49.90	50.76	45.54	42.17
United Kingdom	43.05	37.87	39.38	41.80	46.76

Total	52.21	46.30	47.23	44.36	43.26

Average loans to customers(1) (€m)	95,016	104,617	113,582	131,016	138,396
Provisions charged to income as a percentage of average loans to customers:
Specific	1.55	1.94	1.57	1.86	3.34
IBNR	0.20	(0.29)	0.18	(0.24)	0.57

Total	1.75	1.65	1.75	1.62	3.91

Net loans charged off as a percentage of average loans to customers	1.15	0.68	0.54	0.56	0.14	*

*
Annualised.

(1)
Average loans include average interest earning and non-interest earning loans.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Loans charged off

The following table provides information regarding loans charged off for the year ended 31 December 2013, 2012, 2011 and 2010 and for the nine months ended 31 December 2009 using data prepared in accordance with IFRS.

	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months to 31 December 2009 €m
Ireland
Personal
—Residential mortgages	150.0	10.0	2.3	7.0	—
—Other lending	62.1	79.9	109.1	165.8	41.6
Property and construction	79.7	53.7	15.2	124.9	0.7
Business and Other Services	282.0	97.7	66.7	41.8	5.0
Manufacturing	58.3	32.0	50.0	140.3	0.4
Distribution	73.3	109.1	31.6	40.0	7.1
Transport	47.2	4.2	7.1	16.9	—
Financial	1.1	3.1	6.4	22.2	—
Agriculture	6.9	6.7	4.0	7.0	0.1
Energy	11.5	0.5	0.8	0.2	—

	772.1	396.9	293.2	566.1	54.9

United Kingdom
Personal
—Residential mortgages	37.4	40.5	46.5	36.7	29.4
—Other lending	27.2	35.3	37.4	36.9	34.5
Property and construction	153.0	110.3	151.3	74.8	—
Business and Other Services	87.1	73.5	52.7	7.6	19.6
Manufacturing	1.8	32.1	2.3	0.9	0.3
Distribution	8.7	3.5	25.4	0.2	6.5
Transport	0.2	0.4	0.5	0.5	—
Financial	—	9.3	4.9	9.3	—
Agriculture	0.5	1.1	1.4	0.9	—
Energy	—	3.4	—	—	—

	315.9	309.4	322.4	167.8	90.3

Group total	1088.0	706.3	615.6	733.9	145.2

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Recoveries of loans previously charged off

The following table presents an analysis of the Group's recoveries of loans previously charged off (net of legal fees) for the year ended 31 December 2013, 2012, 2011 and 2010 and for the nine months ended 31 December 2009 using data prepared in accordance with IFRS.

	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months to 31 December 2009 €m
Ireland
Personal
—Residential mortgages	(10.8)	(4.8)	(2.2)	(1.1)	—
—Other lending	9.0	8.3	6.1	0.6	0.2
Property and construction	(1.7)	(1.5)	(1.5)	(1.6)	—
Business and Other Services	0.7	1.0	0.2	(0.8)	0.7
Manufacturing	—	—	—	—	—
Distribution	—	—	—	(0.1)	—
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Agriculture	—	—	—	(0.2)	—

	(2.8)	3.0	2.6	(3.2)	0.9

United Kingdom
Personal
—Residential mortgages	3.4	1.5	(0.2)	2.2	0.3
—Other lending	5.5	5.0	4.2	3.8	1.6
Property and construction	5.0	1.3	—	—	—
Business and Other Services	1.1	0.4	0.3	2.4	0.4
Manufacturing	—	—	—	—	—
Distribution	—	—	—	—	—
Transport	—	—	—	—	—
Financial	—	—	—	—	—
Agriculture	—	—	—	—	—
Commercial mortgages	—	—	—	—	—

	15.0	8.2	4.3	8.4	2.3

Group total	12.2	11.2	6.9	5.2	3.2

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Analysis of allowances for loan losses by sector

The following table presents an analysis of allowances for loan losses at 31 December 2013, 2012, 2011 and 2010 and for the nine months ended 31 December 2009 using data prepared in accordance with IFRS.

	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months to 31 December 2009 €m
Ireland
Personal
—Residential mortgages	1,337.6	1,159.4	606.5	377.0	133.2
—Other lending	148.6	166.7	194.5	223.3	271.7
Property and construction	2,553.7	2,399.0	1,884.1	1,395.5	2,207.5
Business and Other Services	860.9	776.7	615.1	491.3	406.7
Manufacturing	177.7	193.6	171.5	153.7	247.7
Distribution	317.2	343.4	344.9	265.7	163.9
Transport	62.6	65.2	58.4	48.0	—
Financial	13.4	14.8	6.4	10.2	—
Agriculture	64.7	59.1	58.7	42.8	29.8
Energy	1.1	5.2	23.4	7.5	10.3

	5,537.5	5,183.1	3,963.5	3,015.0	3,470.8

United Kingdom
Personal
—Residential mortgages	52.0	65.1	56.1	63.2	34.1
—Other lending	31.9	35.4	40.7	39.7	33.9
Property and construction	1,436.8	1,318.2	1,051.5	890.5	969.9
Business and Other Services	244.5	187.5	164.6	149.4	86.6
Manufacturing	39.5	31.6	63.7	40.1	1.8
Distribution	—	11.7	9.0	23.3	14.7
Transport	2.5	2.6	3.4	0.6	—
Financial	1.7	3.2	11.6	15.3	—
Agriculture	1.7	1.7	1.9	1.6	0.1
Energy	2.0	0.9	—	—	—

	1,812.6	1,657.9	1,402.5	1,223.7	1,141.1

Total specific allowance	7,350.1	6,841.0	5,366.0	4,238.7	4,611.9

Total IBNR allowance	891.0	702.6	999.1	811.1	1,163.1

Total Group allowance	8,241.1	7,543.6	6,365.1	5,049.8	5,775.0

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Loan losses as a percentage of total loans

The following table presents for each sector an analysis of allowances for loan losses as a percentage of total loans at 31 December 2013, 2012, 2011, 2010 and 2009 using data prepared in accordance with IFRS.

	Year ended 31 December 2013%	Year ended 31 December 2012%	Year ended 31 December 2011%	Year ended 31 December 2010%	9 months to 31 December 2009%
Ireland
Personal
—Residential mortgages	5.01	4.22	2.18	1.34	0.47
—Other lending	9.87	10.01	9.76	9.30	9.35
Property and construction	27.93	24.29	18.15	11.87	11.34
Business and other services	13.62	11.47	6.69	5.08	3.39
Manufacturing	6.76	6.26	5.43	4.04	5.49
Distribution	11.00	10.44	9.94	6.82	3.67
Transport	4.36	4.26	4.92	3.92	—
Financial	1.52	1.88	0.71	0.58	—
Agriculture	4.32	3.96	3.61	2.66	1.73
Energy	0.18	0.76	2.79	0.52	0.72

	10.33	9.15	6.54	4.59	4.53

United Kingdom
Personal
—Residential mortgages	0.21	0.24	0.19	0.20	0.11
—Other lending	2.42	2.65	3.08	3.06	2.37
Property and construction	18.76	14.2	10.31	6.60	6.05
Business and Other Services	7.73	5.38	4.28	3.35	2.39
Manufacturing	3.36	3.13	5.62	2.54	0.10
Distribution	0.01	4.43	1.52	3.08	2.80
Transport	1.39	4.26	1.72	0.18	—
Financial	0.96	1.89	4.43	4.95	—
Agriculture	0.60	0.69	0.93	1.01	0.04
Energy	2.33	1.01	—	—	—
Commercial mortgages	—	—	—	—	—

	4.63	3.81	2.95	2.24	1.96

Total specific allowance	7.92	6.83	4.96	3.52	3.42

Total IBNR allowance	0.96	0.70	0.93	0.67	0.87

Total Group allowance	8.88	7.53	5.89	4.20	4.29

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

These categories reflect US financial reporting practices which differ from those used by the Bank of Ireland Group. See Risk Management Report on pages 74 to 156.

The amount of loans set out below do not give effect to available security and are before the deduction of specific provisions, which would have been so reported had the Commission's classifications been employed. The category of non-accrual loans includes those loans on which interest continues to be accrued but against which specific provisions have been made.

The table below details the information using data prepared in accordance with IFRS for the year ended 31 December 2013, 2012, 2011 and 2010 and for the nine months ended 31 December 2009.

	Year ended 31 December 2013 €m	Year ended 31 December 2012 €m	Year ended 31 December 2011 €m	Year ended 31 December 2010 €m	9 months to 31 December 2009 €m
Loans accounted for on a non-accrual basis
Ireland(1)	10,496	10,595	8,450	6,934	8,490
United Kingdom(1)	4,215	4,002	3,204	2,719	2,446

Total	14,711	14,597	11,654	9,653	10,936

Accruing loans which are contractually past due 90 days or more as to principal or interest(2)
Ireland	639	817	838	862	1,692
United Kingdom	435	880	986	869	722

Total	1,074	1,697	1,824	1,731	2,414

Home Mortgage Loans—Accruing loans which are contractually past due 90 days or more as to principal or interest(3)
Ireland	1,016	1,034	1,361	760	699
United Kingdom	324	374	603	711	661

Total	1,340	1,408	1,964	1,471	1,360

Total risk elements in lending	17,125	17,702	15,442	12,855	14,710

Restructured loans not included above	2,804	2,042	722	115	189

(1)
Includes loans in Ireland and the UK where interest is accrued but a specific provision has been made. All of these loans are considered impaired. The specific provisions recorded against these loans are analysed between specific provisions individually assessed and specific provisions collectively assessed in the 'Impairment provision by nature of impairment provision' table on page 105. The loans on which no interest is accrued amounted to €1,957 million at 31 December 2013 (31 December 2012: €1,523, 31 December 2011: €1,124 million, 31 December 2010: €554 million and 31 December 2009: €3,342 million) and the provisions thereon amounted to €1,400 million at 31 December 2013 (31 December 2012: €939 million, 31 December 2011: €724 million, 31 December 2010: €383 million, and 31 December 2009: €1,299 million).

(2)
Overdrafts generally have no fixed repayment schedule and are not included in this category.

(3)
Includes Home Mortgage Loans in Ireland and the UK (31 December 2013: €1,016 million in Ireland and €324 million in the UK) which are secured and, typically in the UK, where the original loan to value ratio exceeds 75%, benefit from mortgage indemnity insurance.

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

	Banks and other financial institutions €m	Government and official institutions €m	Commercial and industrial and other private sector €m	Total €m	As percentage of total assets(1) %
Loans accounted for on a non-accrual basis
As at 31 December 2013, United Kingdom	—	—	—	—	—
As at 31 December 2012, United Kingdom	—	—	—	—	—
As at 31 December 2011, United Kingdom	817	—	910	1,727	1.12%
As at 31 December 2010, United Kingdom	1,334	—	1,521	2,855	1.70%

(1)
Assets, consisting of total assets as reported in the consolidated balance sheet plus acceptances were €132.1 billion at 31 December 2013 (€148.2 billion at 31 December 2012 and €154.9 billion at 31 December 2011).

Cross border outstandings to borrowers in countries in which such outstandings amounted to between 0.75% and 1.0% of total assets in aggregate were €1,008 million at 31 December 2013 to the United Kingdom, €1,214 million at 31 December 2012, €nil at 31 December 2011 and €nil at 31 December 2010.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Debt Securities

The following table shows the book value of Bank of Ireland Group's debt securities at 31 December 2013, 31 December 2012 and 31 December 2011.

	31 December 2013 €m	31 December 2012 €m	31 December 2011 €m
Irish Government	6,403	5,420	4,222
Other European Government	215	221	347
US Treasury and US Government agencies	2	1	1
Mortgage backed obligations	—	—	—
Collateralised Mortgage Obligations	212	256	385
Corporate bonds	5,022	4,810	4,911
Other securities	213	332	343

	12,067	11,040	10,209

The market value of Bank of Ireland Group's Irish Government securities (the book value of which exceeded 10% of stockholders' equity) at 31 December 2013 was €6.4 billion (31 December 2012: €5.4 billion, 31 December 2011: €4.2 billion).

The following table categorises the Group's available for sale debt securities by maturity and weighted average yield at 31 December 2013.

	Less than 1 year		More than 1 year less than 5 years		More than 5 year less than 10 years		After 10 years
At 31 December 2013	Market value €m	Weighted average percent yield %	Market value €m	Weighted average percent yield %	Market value €m	Weighted average percent yield %	Market value €m	Weighted average percent yield %
Irish Government	—	—	4,091	5.0	2,312	4.1	—	—
Other European Government	—	—	215	1.3	—	—	—	—
US Treasury & US Government agencies	2	0.1	—	—	—	—	—	—
Mortgage backed obligations	—	—	—	—	—	—	—	—
Collateralised mortgage obligations	29	5.1	140	1.0	25	0.6	18	2.3
Corporate bonds	338	3.3	3,503	3.7	1,181	2.4	—	—
Other	—	—	17	0.6	174	9.0	22	2.0

Total market value	369		7,966		3,692		40

Maturity is remaining contractual maturity except for mortgage backed securities where maturity has been calculated on an expected duration basis. The weighted average yield for each range of maturities is calculated by dividing the annual interest income prevailing at the balance sheet date by the book value of securities held at that date.

The figures included in the table above are net of impairment charges of €nil in the year ended 31 December 2013 (year ended 31 December 2012: €45 million, year ended 31 December 2011: €21 million).

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

The following table analyses placings with banks, based on the branches from which the placing is made for the year ended 31 December 2013, the year ended 31 December 2012 and the year ended 31 December 2011. Placings with banks are included in Loans and Advances to Banks in the financial statements.

	31 December 2013 €m	Restated* 31 December 2012 €m	Restated* 31 December 2011 €m
Placings with banks repayable within 30 days:
Domestic	2,037	3,032	4,346
Foreign	1,094	1,367	2,094

Total	3,131	4,399	6,440

Placings with banks repayable beyond 30 days:
Domestic	418	4,001	526
Foreign	1,210	1,102	1,085

Total	1,628	5,103	1,611

Total	4,759	9,502	8,051

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Liabilities

Deposits

The following table analyses average deposits by customers based on the location of the branches in which the deposits are recorded for the year ended 31 December 2013, the year ended 31 December 2012 and the year ended 31 December 2011.

	31 December 2013 €m	31 December 2012 €m	31 December 2011 €m
Branches in Ireland	45,204	43,326	42,371
Branches outside Ireland	28,068	29,380	24,020

Total	73,272	72,706	66,391

	Average interest rate during year ended 31 December 2013%	Year ended 31 December 2013 €m	Average interest rate during year ended 31 December 2012%	Year ended 31 December 2012 €m	Average interest rate during year ended 31 December 2011%	Year ended 31 December 2011 €m
Branches in Ireland
Current accounts:
Interest bearing	0.1	769	0.2	922	0.3	1,107
Non-interest bearing	—	13,777	—	12,023	—	11,519
Deposit accounts:
Demand	0.1	7,507	0.6	7,141	0.5	9,306
Time	1.8	23,151	2.7	23,240	3.0	20,439

Total branches in Ireland		45,204		43,326		42,371

Branches outside Ireland
Current accounts:
Interest bearing	0.4	978	0.2	1,346	1.1	2,443
Non-interest bearing	—	1,926	—	1,562	—	1,343
Deposit accounts:
Demand	1.4	10,557	1.6	10,441	1.7	8,274
Time	2.6	14,607	3.3	16,031	3.0	11,960

Total branches outside Ireland		28,068		29,380		24,020

Total		73,272		72,706		66,391

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

At 31 December 2013	0-3 months €m	3-6 months €m	6-12 months €m	Over 12 months €m
Time deposits
Domestic branches	13,521	2,842	2,250	2,061
Foreign branches	3,708	220	316	38
Certificates of deposit
Domestic branches	30	—	—	—
Foreign branches	—	—	—	—

	17,259	3,062	2,566	2,099

Non-resident deposits held in domestic branches at 31 December 2013 accounted for approximately 3% of total deposits.

Return on Equity and Assets

Please see Table 2 in 'Selected Consolidated Financial Data' on page 13 for further details.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Short-Term Borrowings

The following table shows details of short term borrowings of the Group for the year ended 31 December 2013, the year ended 31 December 2012 and the year ended 31 December 2011.

	Year ended 31 December 2013 €m	Restated* Year ended 31 December 2012 €m	Restated* Year ended 31 December 2011 €m
Debt securities in issue
End of year outstandings	15,280	18,073	19,124
Highest month-end balance	18,067	18,406	28,086
Average balance	14,910	17,134	21,414
Average rate of interest
At year end	1.4%	2.5%	4.2%
During year	1.7%	2.0%	3.2%
Deposits by banks
End of year outstandings	1,680	1,818	1,797
Highest month end balance	2,328	2,097	7,747
Average balance	1,912	1,717	5,401
Average rate of interest
At year end	0.4%	0.3%	1.3%
During year	0.7%	1.1%	2.7%
Repurchase agreements
End of year outstandings	10,989	20,378	29,585
Highest month end balance	19,611	32,768	36,869
Average balance	14,177	28,569	33,102
Average rate of interest
At year end	0.9%	1.1%	1.4%
During year	0.9%	1.3%	1.6%

*
As outlined in the Group accounting policies on pages 224 and 225, comparative periods have been restated to reflect the impact of the adoption of 'IFRS 10 Consolidated Financial Statements'. See note 62 for additional information.

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

TERMS OF OFFICE OF THE DIRECTORS

With the exception of those Directors appointed by the Minister for Finance, all Directors appointed between Annual General Courts are required to offer themselves for election at the next Annual General Court following their co-option and must submit themselves for re-election by the stockholders at intervals of no more than three years thereafter in accordance with the Bye-Laws of the Bank.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Under the terms of the service contracts for the Bank's current Executive Directors, the Bank must provide 12 months' written notice of termination to Richie Boucher and 6 months' written notice of termination to Andrew Keating. The Bank reserves the right to make payment of salary and other emoluments in lieu of notice to Richie Boucher and Andrew Keating. The normal retirement age for Executive Directors is 60. The service contracts for non-executive Directors do not make provision for benefits on termination.

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

The total pension cost including curtailment gains for the Group in respect of the year ended 31 December 2013 was a charge of €128 million of which a charge of €93 million related to the main scheme.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The aggregate amount of indebtedness of key management personnel (15 persons) and their connected persons, on normal commercial/staff terms, to the Bank of Ireland Group amounted to €27 million at 31 December 2013. The interest rates payable thereon and other terms were at prevailing market rates and terms and reflect ordinary commercial/staff transactions and do not involve more than the normal risk of collectability or present other unfavourable features. The aggregate amount of indebtedness of key management personnel of the Bank included in the above figure, on terms similar to those on which loans are made to members of staff generally, which are at interest rates and on terms more favourable than prevailing market rates and terms, was €0.6 million at 31 December 2013. These staff loans were made in accordance with the US Sarbanes Oxley Act and the rules thereunder, which permits these loans if the loans are made on the same basis as and on terms no more favourable than, loans made available to employees generally. All loans are fully performing as at 21 March 2014. For further information refer to note 55 of the Consolidated Financial Statements.

STOCK OPTIONS

Under the terms of the senior Executive Stock Option Scheme approved by the stockholders, options may be granted, at the discretion of the Directors, enabling senior executives to subscribe for specified numbers of units of Ordinary Stock.

As at 21 March 2014, options were outstanding over 1,156,014 units of stock representing 0.0036% of the total ordinary stock then in issue.

Such options are exercisable as follows:

Exercise price (€)	Number Outstanding at 21 March 2014	Exercise Period
13.68	47,514	January 2009–January 2016
12.85	509,500	June 2008–June 2015
10.76	599,000	July 2007–July 2014

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

As at 21 March 2014, Executive Directors and Senior Executives as a group held options under the above scheme over a total of 1,156,014 units, representing 0.0036% of the total ordinary stock in issue.

The interests of all Directors and Executive Officers in the ordinary stock issued by the Group are set out below.

DIRECTORS AND EXECUTIVE OFFICERS INTEREST IN STOCK

	Units of €0.05 of ordinary stock at 21 March 2014 beneficial	Percentage Holding
DIRECTORS
Archie Kane	11,074	0.00003
Patrick O'Sullivan	115,000	0.00036
Richie Boucher	380,957	0.00118
Andrew Keating	56,014	0.00017
Kent Atkinson	2,000	0.00001
Pat Butler	1,000	0.000003
Tom Considine	57,500	0.00018
Patrick Haren	1,000	0.000003
Patrick Kennedy	254,642	0.00079
Davida Marston	5,000	0.00002
Brad Martin	100,000	0.00031
Patrick Mulvihill	5,000	0.00002
Wilbur L. Ross Jr.	1,000	0.000003
Joe Walsh	123,427	0.00038
EXECUTIVE OFFICERS
Donal Collins	388,773	0.0012
Sean Crowe	34,572	0.00011
Des Crowley	1,515,253	0.00468
Julie Sharp	—	—
Helen Nolan	80,043	0.00025
Peter Morris	100,072	0.00031
Liam McLoughlin	82,933	0.00026
Vincent Mulvey	337,197	0.00104
Senan Murphy	—	—
Michael Torpey	1,050,000	0.00324

(1)
In addition to the holdings specified in the above table, W L Ross Jr had an interest in 1,793,818,229 units of ordinary stock of the Bank as at 21 March 2014, being ordinary stock owned by W L Ross Jr investment vehicles in which W L Ross Jr has beneficial interests.

As at 31 December 2012, investment vehicles in which W L Ross Jr is interested also held rights of first refusal in respect of any transfer or conversion of the Convertible Contingent Capital Notes 2016 see note 40 on page 309 for further details on the Convertible Contingent Capital Notes 2016 (the 'CCNs') of The Governor and Company of the Bank of Ireland held by the Minister of Finance, in respect of the portion of CCNs equal to the proportion of units or of ordinary stock purchased by these vehicles under the stock purchase agreements between the vehicles and the NPRFC, expressed as a percentage of the total issued ordinary stock of the Bank from time to time (the 'Pro-rata Share'). On 9 January 2013, the Minister for Finance sold 100% of the CCNs to third parties and therefore these rights of refusal no longer apply.

In addition, as at 21 March 2014, there were 1,300,000,000 units of 2009 Preference Stock in issue. The 2009 Preference Stock entitles the holder (currently Baggot Securities Limited) to receive a non-cumulative dividend at a fixed rate of 10.25% per annum of the issue

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

  price comprising €0.01 nominal value and €0.99 premium, payable annually at the discretion of the Bank. If a cash dividend is not paid by the Bank, the Bank shall issue units of ordinary stock (the 'Bonus Stock') to Baggot Securities Limited to be settled on a day determined by the Directors', in their sole discretion, provided that this must occur no later than the day on which the Bank subsequently redeems or repurchases for cash or pays a cash dividend on the 2009 Preference Stock or any class of capital stock. Pursuant to an agreement between the Minister for Finance and investment vehicles in which W L Ross Jr is interested, the investment vehicles were entitled to purchase a proportion of units of Bonus Stock issued to a State entity equal to the proportion of units of ordinary stock purchased by these vehicles under the stock purchase agreements between the vehicles and NPRFC, expressed as a percentage of the total issued Ordinary stock of the Bank from time to time. On 11 December 2013, the NPRFC sold the 2009 Preference Stock in issue to Baggot Securities Limited and therefore this entitlement no longer applies.

  As at 21 March 2014, Directors and Executive Officers of the Bank as a group beneficially held 0.01453% (4,702,457 units) of the Bank's issued ordinary stock.

CONTROL OF REGISTRANT

  As at 21 March 2014, the Bank had received notification of the following substantial interests in its issued ordinary stock:

Name	Units held	% Voting interest
National Pensions Reserve Fund Commission (NPRFC)/Minister for Finance of Ireland	4,514,555,443	13.95
Hamblin Watsa Investment Counsel Ltd.	1,871,642,572	5.78
Wilbur L. Ross, Jr. WLR Recovery Fund IV, L.	1,793,819,229	5.54
FMR LLC	2,407,456,341	7.98
The Capital Group Companies, Inc.	2,565,458,444	7.93
—EuroPacific Growth Fund	1,936,525,353	—
MainStay Marketfield Fund, MainStay VP Marketfield Portfolio & Marketfield Dublin VP	1,077,701,607	3.33
Blackrock, Inc.	972,879,421	3.01

  On 8 July 2011, the Bank announced a Rights Issue, underwritten by the NPRFC, in accordance with which the NPRFC subscribed for additional units of ordinary stock, increasing the NPRFC holding from 36.04% to 61.82% during August 2011. On 25 July 2011, the Irish Government announced its agreement to sell up to 10.5 billion units of its ordinary stock (subject to certain conditions) to a group of significant institutional investors and fund managers.

  In August 2011, the Bank received its first notification of a significant shareholder from Wentworth Insurance Company Ltd, Hamblin Watsa Investment Counsel Ltd acts as investment manager for Wentworth Insurance Company Ltd and has discretion over the voting rights attaching to the ordinary stock of the Bank owned by Wentworth Insurance Company Limited.

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

  As a result of this transaction, the Bank also received notifications of significant shareholdings from the following institutional investors and fund managers in October 2011: Capital Research Management

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

  Company/EuroPacific Growth Fund (6.21%) (following a reorganisation in September 2012, notifications for Capital Research Management Company/EuroPacific Growth Fund are now disclosed in aggregate by The Capital Group Companies, Inc.), Hamblin Watsa Investment Counsel Ltd (9.32%), (notifications received on behalf of Hamblin Watsa Investment Counsel Ltd include Wentworth Insurance Company Ltd holdings and other Fairfax entities), FMR LLC (9.26%) and Wilbur I, Ross Jr., WLR Recovery Fund IV L.P. (9.32%).

  On 1 November 2013, the Bank received its first notification of a significant shareholding from Blackrock, Inc. On 25 November 2013 Blackrock, Inc. notified the Bank that its holding had fallen below 3% and consequently was no longer considered to hold a substantial interest in Bank stock. The Bank received further notifications from Blackrock, Inc. advising of acquisitions and disposals of its ordinary stock during February 2014. The most recent notification was received from Blackrock, Inc, on 3 March 2014 advising the Bank of a holding of 3.01%.

  On 9 December 2013, the Bank issued 2,230,769,231 units of ordinary stock (the "Placing Stock") and used the proceeds from the issuance of the Placing Stock to redeem 537,041,304 units of the 2009 Preference Stock held by the NPRFC. On 11 December 2013, the NPRFC sold its remaining 1,300,000,000 units of the 2009 Preference Stock to private investors and, following the sale, the additional voting rights attaching to the 2009 Preference Stock no longer apply.

  Following the issuance of the Placing Stock, the Bank received notifications from the NPRFC and Hamblin Watsa Investment Counsel Limited confirming that their holdings had been diluted to 14.08% and 8.67% respectively.

  On 7 January 2014, the NPRFC notified the Bank of a sale of additional units of its ordinary stock and a reduction in its holding to 13.95%.

  On 29 January 2014, the Bank received its first notification of a significant shareholding from MainStay Marketfield Fund, MainStay VP Marketfield Portfolio & Marketfield Dublin VP (3.33%).

  EuroPacific Growth Fund has assigned voting authority to Capital Research Management Company, its investment adviser. Notifications received on behalf of The Capital Group Companies, Inc. include EuroPacific Growth Fund holdings. On 5 November 2013, The Capital Group Companies, Inc. notified the Bank that its holding in stock fell from 9.12% to 8.95%. A further notification was received on 25 January 2014 advising the Bank that The Capital Group Companies, Inc. holding was reduced from 8.95% to 7.92%. The EuroPacific Growth Fund separately informed the Bank on 13 February 2014 that its holding in Bank stock had reduced to 5.98%.

  On 6 March 2014, Hamblin Watsa Investment Counsel Limited and Wilbur L, Ross Jr., WLR Recovery Fund IV, L.P. notified the Bank that their holdings in ordinary stock had reduced to 5.78% and 5.54% respectively.

  In March 2013, the Bank received notification from two of its significant investors, Harris Associates L.P. and Friedberg Global Macro Hedge Fund Limited Partnership that their respective holdings had fallen below 3% and consequently neither of these investors are considered to hold a substantial interest in Bank stock.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

DESCRIPTION OF US STOCKHOLDERS

At 31 December 2013, 1,382,876 units of Ordinary Stock were held by 511 stockholders with registered addresses in the United States and 33,096,637 ADSs were held by 177 registered holders with addresses in the United States. The combined shareholdings of these holders comprise approximately 4.1% of the total number of units of Ordinary Stock in issue at 31 December 2013 (being 32,363,275,073 units). These figures do not include either the number of units of ordinary stock held by stockholders with registered addresses outside the United States in which United States residents have an interest or the number of such US residents.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

DIVIDEND POLICY

The table below provides a summary of dividends per unit of ordinary stock paid in respect of the past five financial periods.

Dividend Payment Date	Dividends per unit of Ordinary Stock (in euro cents)	Translated into US cents per Unit of Ordinary Stock(1)
Financial Year ended 31 December 2013	Nil	Nil
Financial Year ended 31 December 2012	Nil	Nil
Financial Year ended 31 December 2011	Nil	Nil
Financial Year ended 31 December 2010	Nil	Nil
Nine month Financial Period ended 31 December 2009	Nil	Nil

(1)
Translated at the Spot Rate on the dates of payment.

The Group stated in the 2013 Annual Report that it did not propose to issue any dividend on ordinary stock in respect of the year ending 31 December 2013.

Dividends

On 20 February 2013, the Group paid dividends on its euro and sterling preference stock of €3.4 million and a dividend of €188.3 million on the 2009 Preference Stock held by the NPRFC. On 20 August 2013, the Group paid dividends due of €3.3 million on its euro and sterling Preference Stock.

On 9 December 2013, the Group redeemed 537,041,304 units of the 2009 Preference Stock. In addition to redeeming 2009 Preference Stock, the Group paid the dividend accrued up to that date, amounting to €44 million to the NPRFC. On 11 December 2013 the NPRFC transferred the remainder of its holding of 1,300,000,000 units of preference stock to Baggot Securities Limited.

On 20 February 2014, the Group paid dividends on its euro and sterling preference stock of €3.4 million and a dividend of €133.3 million on the 2009 Preference Stock to Baggot Securities Limited.

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

Banking inquiry

The Irish Government previously commissioned and received three preliminary reports into the factors which contributed to the Irish banking crisis, including one report from the Statutory Commission of Investigation (under the Commissions of Investigation Act, 2004).

In addition, the Irish Government has brought forward legislation to provide a statutory framework for enquiries by the Oireachtas (Houses of the Oireachtas (Inquiries Privileges and Procedures) Act 2013). Under this legislation, the Irish Government is expected to hold an inquiry into the banking crisis.

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

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

NATURE OF THE TRADING MARKET

As at 21 March 2014, the authorised capital stock of the Bank was made up of €6,967,000,000, US$225,000,000 and Stg£125,000,000 divided as follows:

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

As at 21 March 2014, there were in issue 32,363,275,073 units of ordinary stock of €0.05 each, 1,300,000,000 units of non-cumulative preference stock of €0.01 each, 1,876,090 units of Sterling preference stock of £1.00 each, 3,026,598 units of euro preference stock of €1.27 each and 91,980,594,628 units of Deferred Stock of €0.01 each.

The principal trading markets for the ordinary stock are the Irish Stock Exchange and the London Stock Exchange. In the US, the Bank's ordinary stock is traded on the New York Stock Exchange in the form of American Depositary Shares (ADSs), each ADS representing the right to receive forty shares of ordinary stock and evidenced by American Depositary Receipts (ADRs). ADRs are negotiable securities that are used to represent, among other things, a non-US company's publicly traded ordinary share capital. The Bank of New York is the Depositary Bank for the Bank's ADR programme.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

The following table sets forth, for the periods indicated, the reported highest and lowest closing price for one unit of Ordinary Stock on the Irish Stock Exchange, as derived from the Daily Official List of the Irish Stock Exchange quoted in euro and the highest and lowest sales prices for the ADSs as reported on the New York Stock Exchange Composite tape.

	Ordinary Stock		ADSs*
	High €	Low €	High $	Low $
Financial Year Ended
Nine months ended 31 December 2009	3.42	0.58	201.80	27.80
31 December 2010	1.91	0.26	105.70	13.80
31 December 2011*	0.40	0.07	6.88	0.80
31 December 2012	0.15	0.08	7.88	4.34
31 December 2013	0.29	0.12	15.63	6.93
Financial year ended 31 December 2011
First quarter	0.40	0.22	26.30	12.50
Second quarter	0.34	0.12	25.20	10.50
Third quarter	0.12	0.07	15.40	8.70
Fourth quarter	0.11	0.07	6.88	0.80
Financial year ended 31 December 2012
First quarter	0.15	0.08	7.88	4.34
Second quarter	0.12	0.08	6.57	4.75
Third quarter	0.11	0.08	6.27	5.01
Fourth quarter	0.12	0.09	6.60	4.75
Financial year ended 31 December 2013
First quarter	0.17	0.12	9.52	6.93
Second quarter	0.19	0.14	10.20	7.72
Third quarter	0.24	0.15	12.75	8.29
Fourth quarter	0.29	0.21	15.63	11.53
Month ended
September 2013	0.24	0.21	12.75	11.27
October 2013	0.27	0.21	14.72	11.53
November 2013	0.29	0.24	15.63	14.00
December 2013	0.28	0.25	15.20	14.18
January 2014	0.31	0.25	18.20	14.22
February 2014	0.39	0.29	21.60	16.22

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

See 'Exchange Rates' on page 9.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are no restrictions under the Bye-Laws of the Group, presently in force, that limit the right of non-resident or foreign owners, as such, to hold securities of the Group freely or, when entitled, to vote such securities freely. There are currently no Irish foreign exchange controls or laws restricting the import or export of capital, although the Council of the European Union does have the power, under Articles 63 to 66 of the Treaty on the Functioning of the European Union, to impose restrictions on capital movements to and from third countries. There are currently no restrictions under Irish law affecting the remittance of dividends, interest or other payments to non-resident holders of securities of the Group, except in respect of entities and/or individuals detailed in relevant European Union and United Nations sanctions listings received from regulatory authorities from time to time. The Group also complies with applicable requirements arising in respect of non-cooperative countries and territories (NCCT), pursuant to the NCCT initiative of the Financial Action Task Force.

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

For purposes of this discussion, a 'US holder' is a beneficial owner of ADSs or ordinary stock that is, for US federal income tax purposes, (i) a citizen or resident of the US, (ii) a US domestic corporation or an entity taxable as a corporation, (iii) an estate whose income is subject to US federal income tax regardless of its source or (iv) a trust if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorised to control all substantial decisions of the trust.

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

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Dividends paid to a non-corporate US holder that constitute qualified dividend income will be taxable to the holder at preferential rates applicable to long-term capital gain provided that the ADSs or ordinary stock are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. The Bank expects that dividends paid by it will generally be qualified dividend income; however, whether any particular payment represents qualified dividend income will depend on the facts and circumstances existing at the time the dividend is paid (including, for example, whether and how the Bank qualifies for benefits under the Tax Treaty). The dividend will not be eligible for the dividends received deduction generally allowed to corporations. The amount of any dividend distribution that a US holder must include in income will be the US dollar value of the euro payment (determined at the spot US dollar/euro exchange rate) on the date of actual or constructive receipt by the US holder, in the case of ordinary stock, or by the Depositary in the case of ADSs, regardless of whether the payment is converted into dollars. Gain or loss, if any, resulting from currency exchange fluctuations during the periods from the date a US holder includes the dividend payment in income to the date such US holder converts the payment into US dollars, generally will be ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income, and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

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

Additionally, the Investor Relations section on the Group's website is updated with all Stock Exchange releases as they are made by the Group. The Group has an active and well developed Investor Relations programme, which involves regular meetings by the Group Chief Executive, the Chief Financial Officer and other members of his senior executive team and the Director of Group Investor Relations with the Group's principal institutional stockholders and with financial analysts and brokers. The Directors are kept informed on investor issues through regular reports from Group Investor Relations on the outcome of these meetings. All meetings with stockholders are conducted in such a way as to ensure that price sensitive information is not divulged. In addition, all Directors are encouraged and facilitated to hear the views of investors and analysts at first hand through their participation in conference calls following major announcements. The Court concluded that the objective of keeping Directors fully informed on stockholder views was achieved in the year ended 31 December 2013.

The Governor and/or the Senior Independent Director are available to stockholders if they have concerns that cannot be resolved through the normal channels.

The Group's policy is to make constructive use of the Annual General Court and all stockholders are encouraged to participate. Questions are invited from stockholders in advance of the Annual General Court and a dedicated email address is provided for this purpose. A substantial part of the agenda of the Annual General Court is dedicated to responding to stockholder questions. The Group's practice is to issue notice of the Annual General Court at least 20 working days before the meeting. Following the implementation in Ireland of the EU Shareholders' Rights Directive, the Bye-Laws were amended to allow an Extraordinary General Court called for the passing of an ordinary resolution to be convened by giving 14 clear days' notice of the meeting. Extraordinary General Courts called for the passing of a special resolution are convened by giving 21 clear days' notice of the meeting. At General Courts, separate resolutions are proposed on each substantially separate issue and voting is conducted by way of poll. The voting results of every General Court are published on the Group's website as soon as possible after the General Court and released to the Irish, London and New York Stock Exchanges. It is usual for all

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

Directors to attend the Annual General Court to be available to answer relevant questions; however, Wilbur Ross and Prem Watsa were unavailable to attend the Annual General Court held on 24 April 2013 due to separate personal issues. A 'Help Desk' facility is provided by the Group's Registrar at General Courts to assist stockholders to resolve any specific queries that they may have in relation to their stockholding.

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

Fees and direct and indirect payments made by the Depositary to the Group

The Depositary has agreed to reimburse certain Group expenses related to the Group's ADS programme and incurred by the Group in connection with the ADS programme. For the year ended 31 December 2013, the Depositary has agreed to reimburse to the Group a total sum of $225,000.

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

The table below sets forth the categories of expense that the Depositary has agreed to reimburse the Group and the amounts actually reimbursed for the year ended 31 December 2013.

Category of expense reimbursed to the Group	Amount reimbursed for the year ended 31 December 2013 $
NYSE listing fees	—
Investor Relations programme support*	Nil

Total	Nil

*
For 2013, a reimbursement of $225,000 has been agreed but not yet paid which included $89,127 NYSE annual fee for listing ADS which Bank of Ireland paid directly to NYSE.

Category of expense waived or paid directly by the Depository to third parties	Amount reimbursed for the year ended 31 December 2013 $
NYSE listing fees
Printing, distribution and administration costs paid directly to third parties in connection with US shareholder communications and AGC related expenses in connection with the ADS program	3,367

Total	3,367

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

(b)   Management's Annual Report on Internal Control over Financial Reporting

The management of the Group is responsible for establishing and maintaining adequate internal control over financial reporting. The Group's internal control over financial reporting is a process designed under the supervision of the Group Chief Executive and the Group Chief Financial Officer to provide reasonable

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as adopted by the European Union and the IASB. Management assessed the effectiveness of the Group's internal control over financial reporting as of 31 December 2013 based on the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in Internal Control Integrated Framework (1992). Based on this assessment, management has concluded that, as of 31 December 2013 the Group's internal control over financial reporting was effective.

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

PricewaterhouseCoopers, an independent registered public accounting firm, audited the Consolidated Financial Statements of the Group for the year ended 31 December 2013, and has issued an audit report on the effectiveness of Group's internal controls over financial reporting as of 31 December 2013.

(c)   Attestation Report of registered public accounting firm

Please see Report of independent registered public accounting firm on page 210.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the year, the audit committee operated a comprehensive policy on the provision of non-audit services by the principal accountant to the Group. This policy provides for the pre-approval of all non-audit services as well as the prohibition on the provision of certain other named services by the Group's auditor, PricewaterhouseCoopers. Management seeks annual pre-approval for certain categories of services which may be rendered by PricewaterhouseCoopers, along with budgets attaching to each category, which cannot be exceeded without the prior approval of the Committee. Any assignment outside of the approved categories or which would cause fees to exceed the agreed budget must be pre-approved

BANK OF IRELAND GROUP

ADDITIONAL INFORMATION (Continued)

by any one member of the Audit Committee and notified to the Audit Committee for ratification. Management periodically reports to the Audit Committee the amount of fees committed in respect of each category of service. For further details see note 3 to the Consolidated Financial Statements.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As at 31 December 2012, 23,577,150 units of ordinary stock held by the Group's life assurance company were categorised as 'own shares'. There was a net disposal of 3,889,379 units of ordinary stock by the life assurance company during the year ended 31 December 2013. At 31 December 2013, the Group's life assurance company held 19,687,771 units of ordinary stock as 'own shares'.

UNRESOLVED STAFF COMMENTS

None.

DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

None.

BANK OF IRELAND GROUP

EXHIBITS

EXHIBITS

1.1	Charter & Acts (incorporated by reference to Exhibit 1.1 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended 31 March, 2001, File No. 1-14452).
1.2	Bye-Laws (incorporated by reference to Exhibit 1.2 of the annual report on Form 20-F of the Governor of the Bank of Ireland for the year ended 31 December, 2012, File No. 1-14452).
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
4.5
Transaction Agreement between The Minister for Finance, The National Pensions Reserve Fund Commission and The Governor and Company of the Bank of Ireland, dated 26 April, 2010 (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended 31 December, 2009, File No. 1-14452).
4.6
Placing and Rights Issue Underwriting and Sponsors' Agreement between The Governor and Company of the Bank of Ireland, the Sponsors, the Joint Bookrunners, the Placing Agents and the Underwriters, dated 26 April, 2010 (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended 31 December, 2009, File No. 1-14452).
4.7
Transaction and Underwriting Agreement between The Minister for Finance, The National Pensions Reserve Fund Commission, The National Treasury Management Agency, The Governor and Company of the Bank of Ireland, The Sponsors and the Joint Bookrunners dated 18 June, 2011 (incorporated by reference to Exhibit 4 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended 31 December, 2010, File No. 1-14452).
4.8
Shareholders Agreement between, amongst others, National Asset Management Agency, National Asset Management Agency Investment Limited and New Ireland Assurance Company plc dated 29 March, 2010 (incorporated by reference to Exhibit 4.8 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended 31 December 2012, File No. 1-14452).

BANK OF IRELAND GROUP

EXHIBITS

4.9	Subscription Agreement between, amongst others, National Asset Management Agency, National Asset Management Agency Investment Limited and New Ireland Assurance Company plc dated 29 March, 2010 (incorporated by reference to Exhibit 4.9 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended 31 December 2012, File No. 1-14452).
4.10
Subscription Agreement between the Minister for Finance, The National Pensions Reserve Fund Commission and The Governor and Company of the Bank of Ireland dated 31 March, 2009 (incorporated by reference to Exhibit 4.10 of the annual report on Form 20-F of The Governor and Company of the Bank of Ireland for the financial year ended 31 December 2012, File No. 1-14452).
4.11
Deposit Agreement between The Governor and Company of the Bank of Ireland, The Bank of New York and holders of American Depository Receipts dated 28 November, 1995 as amended and restated as of 6 September, 1996 and as further amended and restated as of 19 July, 1999 (incorporated by reference to Exhibit (a) of the registration statement on form F-6 of The Governor and Company of the Bank of Ireland filed with the Securities and Exchange Commission on 24 June, 2010, File No. 333-167737).
4.12
Purchase Agreement between Baggot Securities Limited, the National Pensions Reserve Fund Commission, the Minister for Finance of Ireland, The Governor and Company of the Bank of Ireland, Credit Suisse Securities (Europe) Limited, Deutsche Bank AG, London Branch, J&E Davy, Merrill Lynch International and UBS Limited dated 4 December, 2013.
8	List of significant subsidiaries—incorporated by reference to page 372 of this Form 20-F.
12.1	Certification by the Chief Executive Officer as required by Section 302 of Sarbanes Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer as required by Section 302 of Sarbanes Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer as required by Section 906 of Sarbanes Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer as required by Section 906 of Sarbanes Oxley Act of 2002.

BANK OF IRELAND GROUP

GLOSSARY (DEFINITIONS & ABBREVIATIONS)

ACS	Asset Covered Securities
ADR	American Depository Receipts
ADS	American Depository Shares
AFS	Available for sale
AGC	Annual General Court
AIB	Allied Irish Banks plc
ALCO	Group Asset and Liability Committee
AQR	Asset Quality Review
AT1	Additional Tier 1
BIAM	Bank of Ireland Asset Management
BIGPF	Bank of Ireland Group Pension Fund
BoE	Bank of England
BoI	Bank of Ireland
BoI IOM	Bank of Ireland (Isle of Man) Limited
BoI Life	Bank of Ireland Life
BoIGM	Bank of Ireland Global Markets
BoISS	Bank of Ireland Securities Services
bps	Basis points
BSA	Balance Sheet Assessment
BSPF	Bank of Ireland Staff Pensions Fund
BTL	Buy to Let
CA	Comprehensive Assessment
CBI	Central Bank of Ireland
CCA	UK Consumer Credit Act 1974
CCMRO	Chief Credit & Market Risk Officer
CCMA	Code of Conduct on Mortgage Arrears
CCN	Contingent Capital Note
CDO	Collateralised debt obligation
CDS	Credit Default Swap
CEO	Chief Executive Officer
CET1	Common Equity Tier 1
CGU	Cash generating units
CIFS	Credit Institutions (Financial Support) Scheme
CMBS	Commercial Mortgage-Backed Securities
CML	Council Mortgage Lenders
COREP	Common Reporting
CPI	Consumer Price Index
CRC	Court Risk Committee
CRD	Capital Requirements Directive (European Union)
CRR	Capital Requirements Regulation
CSAs	Credit Support Annexes
CSO	Central Statistics Office
CVA	Credit Valuation Adjustment
DBRS	Dominion Bond Rating Service
DCF	Discounted Cash Flow
DGS	Deposit Guarantee Scheme
DIRT	Deposit Interest Retention Tax
DIV	Data Integrity Verification
DTA	Deferred Tax Asset
EAD	Exposure at default
EBA	European Banking Authority
EBITDA	Earnings before interest, tax, depreciation and amortisation
ECB	European Central Bank
EGC	Extraordinary General Court
ELG	Eligible Liabilities Guarantee Scheme
EMIR	European Market Infrastructure Regulation
EPS	Earnings per share
ESB	Electricity Supply Board
ESOS	Executive Stock Option Scheme
ESRI	Economic and Social Research Institute
EU	European Union
Euribor	Euro Inter Bank Offered Rate
EV	Expected Value
FCA	Financial Conduct Authority
FRA	Full Risk Assessment
FRES	First Rate Exchange Services Limited
FSA	Financial Services Authority
FSCS	Financial Services Compensation Scheme
FSMA	Financial Services and Market Act
FVTPL	Fair Value Through Profit or Loss
FX	Foreign Exchange
GAAP	Generally Accepted Accounting Practice
GAC	Group Audit Committee
GB	Great Britain
GCC	Group Credit Committee
GCR	Group Credit Review
GDP	Gross Domestic Product
GEC	Group Executive Committee
GIA	Group Internal Audit
GIC	Group Investment Committee
GRCORC	Group Regulatory Compliance and Operational Risk Committee
GRPC	Group Risk Policy Committee
HICP	Harmonised Index of Consumer Prices
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IBNR	Incurred but not Reported
IBRC	Irish Banking Resolution Corporation
ICAAP	Internal Capital Adequacy Assessment Process
ICU	Independent Control Unit
IFRIC	IFRS Interpretations Committee
IFRS	International Financial Reporting Standards
ILP	Irish Life and Permanent
IMF	International Monetary Fund
IOM	Isle of Man
IPD	Investment Property Databank
IPO	Initial Public Offering
IRBA	Internal Ratings Based Approach
IRE	Ireland
ISA	Individual Savings Account
ISDA	International Swaps and Derivative Association

BANK OF IRELAND GROUP

GLOSSARY (DEFINITIONS & ABBREVIATIONS)

IT	Information Technology
JO	Joint Operation
KMP	Key management personnel
KRAs	Key Result Areas
LAF	Leveraged Acquisition Finance
LCR	Liquidity Coverage Ratio
LDI	Liability Driven Investment
LGD	Loss Given Default
Libor	London Inter Bank Offered Rate
LLC	Limited Liability Company
LLP	Limited Liability Partnership
LTIP	Long Term Incentive Plan
LTPSP	Long Term Performance Stock Plan
LTRO	Long Term Refinancing Operation
LTV	Loan to Value
MARS	Mortgage Arrears Resolution Strategy
MFS	Minimum Funding Standard
MI	Management Information
NAMA	National Asset Management Agency
NAMAIL	National Asset Management Agency Investment Limited
NIAC	New Ireland Assurance Company plc
NIE	Northern Ireland Electricity
NPRF	National Pensions Reserve Fund
NPRFC	National Pensions Reserve Fund Commission
NSFR	Net Stable Funding Ratio
NTMA	National Treasury Management Agency
NYSE	New York Stock Exchange
N&G	Group Nomination and Governance Committee
OCI	Other Comprehensive Income
OFT	UK Office of Fair Trading
OTC	Over The Counter
PCAR	Prudential Capital Assessment Review
PD	Probability of default
PiT	Point in Time
PLAR	Prudential Liquidity Assessment Review
PRA	Prudential Regulation Authority
PRC	Portfolio Review Committee
PwC	PricewaterhouseCoopers
RAR	Risk Adjusted Returns
RAS	Risk Appetite Statement
RAROC	Risk adjusted return on capital
REM COM	Group Remuneration Committee
RMC	Risk Measurement Committee
RoI	Republic of Ireland
RoW	Rest of World
RPI	Retail Price Index
RWAs	Risk weighted assets
SAYE	Save as you earn
SEPA	Single European Payments Area
SIC	Standing Interpretations Committee
SID	Senior Independent Director
SMBPN	Special Mortgage Backed Promissory Note
SME	Small Medium Enterprise
SOx	Sarbanes Oxley Act of 2002
SPE	Special Purpose Entity
SREP	Supervisory Review & Evaluation Process
SRM	Single Resolution Mechanism
SSM	Single Supervisory Mechanism
TSR	Total shareholder return
TtC	Through-the-Cycle
UK	United Kingdom
US	United States
VaR	Value at Risk
VAT	Value Added Tax

BANK OF IRELAND GROUP

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND (REGISTRANT)
Date: 31 March 2014
By:	/s/ RICHIE BOUCHER Name: Richie Boucher Title: Group Chief Executive Officer
By:	/s/ ANDREW KEATING Name: Andrew Keating Title: Group Chief Financial Officer