Form 20-F/A
period 2013-12-31
GOVERNOR & CO OF THE BANK OF IRELAND
filed 2014-09-30
CIK 1022575

This 20-F/A is identical to the 20-F filed on March 31, 2014 except that the certifications contained in 12.1, 12.2, 13.1, and 13.2 in this filing correct the omission from original filing of the relevant electronic signatures. The physical forms of these certifications were signed prior to the filing but the electronic filing omitted the electronic signatures.

Investors should note that on 1 August 2014 the registrant issued its results announcement for the six months ended June 30, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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
Date: 30 September 2014
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